Form 20-F
period 2001-12-31
PRUDENTIAL PLC
filed 2002-05-16
CIK 1116578

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on May 16, 2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001

Commission File Number: 1-15040

PRUDENTIAL PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in its Charter)

England and Wales
(Jurisdiction of Incorporation)

Laurence Pountney Hill,
London EC4R 0HH, England
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing 2 Ordinary Shares, 5 pence par value each	New York Stock Exchange
Ordinary Shares, 5 pence par value each	New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2001 was:

1,993,819,770 Ordinary Shares, 5 pence par value each

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes    X          No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17                  Item 18    X

* Not for trading, but only in connection with the registration of American Depositary Shares.

Item 8.	Financial Information	140
Item 9.	The Offer and Listing	141
	Comparative Market Price Data	141
	Market Data	141
Item 10.	Additional Information	142
	Memorandum and Articles of Association	142
	Material Contracts	147
	Exchange Controls	147
	Taxation	148
	Documents on Display	151
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	152
	Overview	152
	Major Risks	152
	Asset/Liability Management	154
	Use of Derivatives	154
	World-Wide Operations	155
	Currency of Investments	157
	Central Companies Exposures	157
	Sensitivity Analysis	157
Item 12.	Not Applicable
Item 13.	Defaults, Dividend Arrearages and Delinquencies	164
Item 14.	Material Modifications to the Rights of Security Holders	165
Item 15.	Reserved
Item 16.	Reserved
Item 17.	Not Applicable
Item 18.	Financial Statements
	Consolidated Financial Statements	F-1
	Condensed Financial Information of Registrant	S-1
	Annex A
	Achieved Profits Basis Supplementary Non-GAAP Financial Information	A-1
Item 19.	Exhibits

Item 3.    Key Information

SELECTED HISTORICAL FINANCIAL INFORMATION OF PRUDENTIAL

        The following table sets forth Prudential's selected consolidated financial data for the periods indicated. This data is derived from Prudential's audited consolidated financial statements prepared in accordance with UK GAAP under which insurance business is accounted for on the modified statutory basis (MSB). These accounting principles differ in certain significant respects from US GAAP. The Prudential audited consolidated financial statements included elsewhere in this document include a description of the differences between UK GAAP and US GAAP that are significant to the financial statements. This table is only a summary and you should read it in conjunction with Prudential's consolidated financial statements and the related notes included elsewhere in this document, together with Item 5, "Operating and Financial Review and Prospects".

        The profit and loss account and balance sheet data for and as at the years ended December 31, 1997 to 2001 have been derived from Prudential's audited consolidated financial statements and have been restated to reflect accounting policies, principally FRS 19 "Deferred Tax" adopted by Prudential in the year ended December 31, 2001. The consolidated financial statements for the two years ended December 31, 1998 have been audited by PricewaterhouseCoopers, or its predecessor Price Waterhouse, and for the three years ended December 31, 2001 by KPMG Audit Plc.

	Year Ended December 31,
	2001(1)	2001	2000(2)	1999(2)	1998(2)	1997(2)
	(In $ Millions)	(In £ Millions)
Profit and loss account data—UK GAAP basis
Gross premiums from continuing operations including acquisitions:
—Long-term business	22,110	15,196	14,173	14,826	10,640	9,641
Gross premiums from discontinued operations:
—Long-term business	—	—	—	—	423	665
—General business	567	390	333	318	310	306

	567	390	333	318	733	971
Reinsurance and change in unearned premiums	(553)	(380)	(130)	(91)	(87)	(72)

Total earned premiums, net of reinsurance	22,124	15,206	14,376	15,053	11,286	10,540

Investment returns	(1,798)	(1,236)	5,046	17,232	12,612	12,134

Operating profit before amortization of goodwill and tax(3)
Continuing operations:
UK operations	614	422	438	391	355	383
US operations	434	298	466	451	411	367
Asian operations	36	25	36	27	23	20
European operations	(35)	(24)	(10)	6	4	1
Group activities	(189)	(130)	(123)	(90)	28	25
UK restructuring	(60)	(41)	—	(58)	—	—

Total continuing operations	800	550	807	727	821	796
Discontinued operations(4)	105	72	33	49	47	68

Operating profit before amortization of goodwill and tax(5)	905	622	840	776	868	864
Short term fluctuations in investment returns(6)	(698)	(480)	(48)	28	24	83
Amortization of goodwill	(138)	(95)	(84)	(54)	—	—
Merger break fee, net of related expenses	492	338	—	—	—	—
Profit on flotation of Egg and business disposals	—	—	239	—	249	18
Reclassification of shareholder reserves of Australian operation (7)	—	—	—	—	—	204

Total profit on ordinary activities before tax	561	385	947	750	1,141	1,169

Profit after tax:
Operating profit (including post-tax longer term investment returns)	669	460	591	507	620	580

Profit for the period (including post-tax actual investment returns)	566	389	657	472	853	811

Statement of income and comprehensive income data—US GAAP basis
Insurance policy revenues	5,753	3,954	3,614	4,597	3,299	3,040
Investment results	367	252	4,669	12,793	8,599	10,197
Non-operating income
Merger break fee, net of related expenses	492	338	—	—	—	—
Profit on Egg flotation	—	—	119	—	—	—
Other income	901	619	620	600	165	431

Total revenue	7,513	5,163	9,022	17,990	12,063	13,668

Net (loss) income from continuing operations (after minority interests)	(437)	(300)	498	869	787	1,070
Net (loss) income from discontinued operations (net of applicable income taxes)	45	31	4	19	14	12
Cumulative effect of changes in accounting policies	(202)	(139)	—	—	—	—

Total net (loss) income	(594)	(408)	502	888	801	1,082

Total comprehensive (loss) income	(99)	(68)	673	431	761	1,233

	At December 31,
	2001(1)		2001		2000		1999		1998		1997
	(In $ Millions, Except Share Information)		(In £ Millions, Except Share Information)
Balance sheet data—UK GAAP basis
Total assets	228,099		156,769		154,950		150,643		118,786		108,223
Long-term business provision	143,334		98,511		91,006		84,430		76,760		69,512
Technical provision for linked liabilities	25,874		17,783		18,719		19,043		9,996		10,167
Debenture loans	3,265		2,244		1,585		1,546		1,031		820
Total shareholders' funds	5,747		3,950		3,971		3,404		3,298		2,861
Balance sheet data—US GAAP basis
Total assets	226,497		155,668		153,024		148,922		117,762		108,355
Policyholder benefit liabilities	122,496		84,190		76,711		71,179		62,878		56,346
Separate account liabilities	43,256		29,729		32,337		33,477		23,450		22,684
Total shareholders' equity	8,678		5,964		6,455		6,046		5,997		5,627
Other data
Long-term business (including investment products)
New business from continuing operations:
Single premiums sales	30,178		20,741		13,354		11,834		7,189		6,780
New regular premiums sales(8)	1,035		711		569		509		468		487

Total	31,213		21,452		13,923		12,343		7,657		7,267

Funds under management	237,165		163,000		165,000		170,000		128,300		118,700
Basic earnings per share:
Based on operating profit from continuing operations before amortization of goodwill and before tax on a UK GAAP basis	40.4	¢	27.8	p	41.2	p	37.3	p	42.3	p	41.2	p
Based on operating profit before amortization of goodwill and after tax and minority interest on a UK GAAP basis	33.9	¢	23.3	p	30.2	p	26.0	p	31.9	p	30.0	p
Based on total profit for the financial year after tax on a UK GAAP basis	28.7	¢	19.7	p	33.5	p	24.2	p	43.9	p	42.0	p
Net (loss) income per share on a US GAAP basis	(30.0	)¢	(20.6	)p	25.6	p	45.6	p	41.4	p	56.1	p
Diluted (loss) earnings per share—UK GAAP	28.5	¢	19.6	p	33.4	p	24.1	p	43.6	p	41.7	p
Diluted earnings per share—US GAAP	(30.0	)¢	(20.6	)p	25.5	p	45.3	p	41.0	p	55.8	p
Dividend per share(9)	37.0	¢	25.4	p	24.5	p	23.0	p	21.0	p	19.1	p
Equivalent cents per share(9)(10)			37.1	¢	35.0	¢	36.9	¢	34.0	¢	31.4	¢
Market price at end of period	$11.58		796.0	p	1,077.0	p	1,220.0	p	908.0	p	734.0	p
Share capital	146		100		99		98		98		97
Number of shares outstanding (in millions)			1,994		1,981		1,954		1,949		1,939
Average number of shares (in millions)			1,978		1,959		1,947		1,942		1,932

(1)
Amounts stated in US dollars have been translated from pounds sterling at the rate of $1.455 per £1.00 (the noon buying rate in New York City on December 31, 2001).

(2)
Results for 1997, 1998, 1999 and 2000 have been restated to reflect the adoption of new UK GAAP policies as of December 31, 2001. See Notes 2 and 4 of the notes to Prudential's financial statements for a description of the new policies and the impact of adoption.

(3)
Investment returns credited to operating results for investments attributable to shareholders are determined using the longer-term rate of return. For the purposes of determining longer-term investment returns, Jackson National Life averages realized investment gains and losses over five years.

(4)
Discontinued operations are restated on an annual basis in order that continuing operations reflect those operations, which form part of the group as at the most recent year-end date.

(5)
Due to the long-term nature of Prudential's business, the basis of presentation of operating profit may not be comparable with other UK companies. See Note 5 of the notes to Prudential's consolidated financial statements for a description of the basis.

(6)
Short-term fluctuations in investment returns represent the difference between the longer-term return credited to operating profit and the actual investment returns achieved for the year.

(7)
Following the introduction of the margin on services basis of financial reporting for Australian life insurers, the allocation between shareholders and policyholders of the life funds of Prudential's Australian operation was clarified by the local supervisory authority. This resulted in a reclassification to shareholders in 1997 of £204 million before tax, which was credited directly to the profit and loss account. Prudential sold its Australian operation in the following year.

(8)
New regular business sales are reported above on an annualized basis, which represents a full year of installments in respect of regular premiums irrespective of the actual payments made during the year.

(9)
The final dividend with respect to any year is paid in the following year after approval at Prudential's annual general meeting. Final dividends are included in the year to which they relate rather than in the year paid.

(10)
Translated into US dollars at the noon buying rate on the dates each payment is made, apart from the 2001 final dividend due to be paid on May 29, 2002 which has been translated at the rate on May 8, 2002. Annual dividends comprise both interim and final dividend payments. The amounts shown represent the annual dividend accrual rather than the cash payments made in each year.

Dividend Data

        Prudential's dividend policy is to increase dividends in line with the underlying growth in earnings of its principal businesses, with due regard for its cash and balance sheet position. Future dividends will depend on Prudential's results of operations, financial condition, cash requirements, future prospects and other factors. Under UK company law, Prudential may pay dividends only if "distributable profits" are available for that purpose. "Distributable profits" are accumulated, realized profits not previously distributed or capitalized less accumulated, realized losses not previously written off. Even if distributable profits are available, Prudential pays dividends only if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves (such as, for example, the share premium account and the capital redemption reserve) and the payment of the dividend does not reduce the amount of its net assets to less than that aggregate.

        As a holding company, Prudential is dependent upon dividends and interest from its subsidiaries to pay cash dividends. Many of its insurance subsidiaries are subject to regulations that restrict the amount of dividends that they can pay to Prudential. These restrictions are discussed in more detail in Item 4, "Information on the Company—Supervision and Regulation of Prudential—UK Supervision and Regulation—Insurance Regulation—Distribution of Profits".

        Historically, Prudential has declared an interim and a final dividend for each year (with the final dividend being paid in the year following the year to which it relates). Subject to the restrictions set out above, Prudential's directors have the discretion to determine whether to pay a dividend and the amount of any such dividend but must take into account the company's financial position.

        Under the UK-US Income Tax Treaty, some US holders of Prudential ordinary shares and ADSs are entitled to a UK tax credit, also called the associated UK tax credit, in respect of a dividend from Prudential equal to the tax credit to which UK resident individuals generally are entitled in respect of the dividend. This UK tax credit, however, is subject to a withholding tax under the UK-US Income Tax Treaty. See Item 10, "Additional Information—Taxation—UK Taxation of Dividends" for a more detailed description of the withholding tax.

        The following table shows certain information regarding the dividends that Prudential paid for the periods indicated in pounds sterling and converted into US dollars at the noon buying rate in effect on each payment date. The final dividend with respect to any calendar year is paid in the following calendar year after approval at Prudential's annual general meeting. Interim dividends for a specific year have generally had a record date in September and a payment date in November of that year, and final dividends have generally had a record date in the following March and a payment date in the following May.

Historical Dividend Information

Year	Interim Dividend per Share	Interim Dividend per Share	Final Dividend Per Share	Final Dividend per Share
	(pence)	(US Dollars)	(pence)	(US Dollars)
1997	6.4	0.10700	12.7	0.20736
1998	7.0	0.11598	14.0	0.22369
1999	7.7	0.12292	15.3	0.24620
2000	8.2	0.11652	16.3	0.23105
2001	8.7	0.12528	16.7	0.24048

Exchange Rate Information

        Prudential publishes its consolidated financial statements in pounds sterling. References in this document to "US dollars", "US$", "$" or "¢" are to US currency, references to "pounds sterling", "£", "pounds", "pence" or "p" are to UK currency (there are 100 pence to each pound) and references to "euro" or "€" are to the European single currency. The following table sets forth the average noon buying rate on the last business day of each month, as certified for customs purposes by the Federal Reserve Bank of New York, for pounds sterling expressed in US dollars per pound sterling for each of the five most recent fiscal years. Prudential has not used these rates to prepare its consolidated financial statements.

Year Ended December 31,	Average
1997	1.64
1998	1.66
1999	1.61
2000	1.50
2001	1.46

        The following table sets forth the high and low noon buying rates for pounds sterling expressed in US dollars per pound sterling for each of the previous six months:

	High	Low
November 2001	1.46	1.41
December 2001	1.46	1.42
January 2002	1.46	1.41
February 2002	1.43	1.41
March 2002	1.43	1.41
April 2002	1.46	1.43

        On May 15, 2002, the noon buying rate in New York City was £1.00 = $1.46.

Forward-Looking Statements

        This annual report contains certain "forward-looking statements". All statements regarding Prudential's future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words "believes", "intends", "expects" and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause Prudential's results, performance or achievements or conditions in the markets in which it operates to differ from those expressed or implied in such statements. These factors include regulatory changes, technological development, globalization, levels of spending in major economies, the levels of marketing and promotional expenditures, actions of competitors, employee costs, future exchange and interest rates, changes in tax rates and future business combinations or dispositions, together with other factors discussed in "—Risk Factors".

        In particular, the following are forward-looking in nature:

  •
  certain statements in Item 4, "Information on the Company" with regard to strategy and management objectives, trends in market shares, prices, market standing and product volumes and the effects of changes or prospective changes in regulation, and

  •
  certain statements in Item 5, "Operating and Financial Review and Prospects" with regard to trends in results, prices, volumes, operations, margins, overall market trends, risk management and exchange rates and with regard to the effects of changes or prospective changes in regulation.

        Prudential may also make or disclose written and/or oral forward-looking statements in reports filed or furnished to the US Securities and Exchange Commission, Prudential's annual report and accounts to shareholders, proxy statements, offering circulars, registration statements and prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Prudential to third parties, including financial analysts. Prudential undertakes no obligation to update any of its forward-looking statements.

RISK FACTORS

        Prudential's operating results, financial condition and trading price are affected by a number of factors including economic and market conditions, exchange rate fluctuations, regulation, government policy and legislation, competition, credit ratings, and operational systems and processes.

Prudential's businesses are inherently subject to market fluctuations and general economic conditions.

        Prudential's businesses are inherently subject to the risks associated with economic and market fluctuations. This is largely because Prudential's shareholders' profit in the United Kingdom is related to bonuses for policyholders declared on its with-profits products, which are broadly based on current rates of returns on equity, real estate and fixed income securities, as well as Prudential's expectations of future investment returns.

        In the United States, fluctuations in prevailing interest rates can affect results from Jackson National Life, which is predominantly a spread-based business with the majority of its assets invested in fixed income securities. In particular, fixed annuities and stable value products expose Jackson National Life to the risk that changes in interest rates which are not fully reflected in the interest rates credited to customers will reduce spread, or the difference between the amounts that it is required to pay under the contracts, and the rate of return it is able to earn on its general account investments to support the obligations under the contract. Declines in spread from these products or other spread business Prudential conducts could have a material impact on its businesses or results of operations.

        In all markets in which Prudential operates, its businesses are susceptible to general economic conditions, which can change the level of demand for Prudential's products. The uncertain trends in international economic and investment climates prevailing during 2001 have adversely affected Prudential's business and profitability, principally through reducing investment returns, and may continue to do so unless conditions improve. See Item 5, "Operating and Financial Review and Prospects—Factors Affecting Results of Operations—General Economic and Market Conditions".

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its business.

        Due to the geographical diversity of Prudential's businesses, it is subject to the risk of exchange rate fluctuations. Prudential's international operations in the United States, Asia and Europe, which represent a significant proportion of total group income and expenses, generally write policies and invest in the same local currency, which although limiting the effect of exchange rate fluctuations on local operating results, can lead to fluctuations in Prudential's consolidated financial statements upon translation of results into pounds sterling. See Item 11,"Quantitative and Qualitative Disclosures about Market Risk".

Prudential's operations are subject to substantial regulation. Changes in the regulatory environments in which Prudential operates could have a negative impact on its reported results.

        Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations in the markets in which it operates. Changes in government policy or legislation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates, may adversely affect Prudential's product range and distribution channels and, consequently, reported results. These changes include possible changes in the tax treatment of financial products and services, government pension arrangements and policies, the regulation of selling practices and solvency standards. In addition, potential regulatory changes resulting from the recent Financial Services Authority (FSA) consultation paper on reforming the UK polarization regime and the current Sandler review of with-profits products in the United Kingdom could have a significant effect on the way Prudential's products are priced, distributed and sold. Meanwhile, the introduction by the UK government of stakeholder pensions in April 2001, where charges are capped at 1% of the fund, has had a significant impact on the UK market for pensions. The initiative is beginning to be reflected in the pricing of pension products, as manufacturers are forced to reduce product pricing in response to competitive pressure, potentially reducing revenues and profitability. See Item 5, "Operating and Financial Review and Prospects—Factors Affecting Results of Operations—Government Policy and Legislation" and Item 4, "Information on the Company—Supervision and Regulation of Prudential".

The resolution of several issues affecting the UK financial services industry could have a negative impact on Prudential's reported results or on its relations with current and potential customers.

        Prudential is, and in the future may be, subject to legal and regulatory actions in the ordinary course of its business, both in the United Kingdom and internationally. Pending legal and regulatory actions include proceedings relating to aspects of Prudential's business and operations which are specific to Prudential and proceedings which are typical of the business it operates, including in the latter case businesses it has closed. Although Prudential believes it has adequately reserved in all material aspects for the costs of litigation and regulatory matters, no assurance can be provided that such reserves are sufficient. It is possible that Prudential's future performance could be affected by an unfavorable outcome in these matters.

        Companies operating in the UK insurance and financial services industries, including Prudential, currently confront a number of regulatory and legal actions, such as the requirement to provide redress to past purchasers of pension policies and regulatory reviews concerning the sale of mortgage endowment products, free standing additional voluntary contributions, or AVCs, and guaranteed annuities. In addition, Prudential is currently discussing the attribution of its inherited estate with the FSA, which may or may not result in a portion of the inherited estate in the main with-profits fund being attributed solely to shareholders. The amount and timing of any attribution to shareholders is sufficiently uncertain that it is not possible to accurately estimate any potential attribution. In addition, it is likely that if any part of the inherited estate is attributed to shareholders, it will remain in Prudential Assurance's long-term fund to support the long-term business and accordingly is unlikely to be distributed to shareholders for some considerable period of time, if at all. See Item 4, "Information on the Company—Business of Prudential—Compliance" and "—Legal Proceedings".

Prudential's businesses are conducted in highly competitive environments and Prudential's continued profitability depends on its management's ability to respond to these pressures.

        The markets for UK, US and Asian financial services are highly competitive, with several factors affecting Prudential's ability to sell its products, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance and historical bonus levels. In some of its markets Prudential faces competitors who are larger, have greater financial resources or a greater market share, offer a broader range of products or who have higher bonus rates or claims-paying ratios.

        Prudential believes competition will only intensify in response to consumer demand, technological changes, the impact of consolidation, regulatory actions and other factors. Prudential's ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures. See Item 4, "Information on the Company—Business of Prudential—Competition".

A downgrade in Prudential's financial strength credit ratings could significantly impact its competitive position and hurt its relationships with creditors or trading counterparties.

        Prudential's financial strength credit ratings, which are intended to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in most of Prudential's products, and as a result its competitiveness. Any downgrade in Prudential's ratings could have an adverse effect on its ability to market products and retain current policyholders. In addition, the interest rates Prudential pays on its borrowings are largely dependent on its debt credit ratings, which are in place to measure Prudential's ability to pay its contractual obligations. A ratings downgrade could, depending upon its magnitude, cause these interest rates to increase and cause Prudential's trading counterparties to terminate contractual relations.

Adverse experience in the operational risks inherent in Prudential's business could have a negative impact on its results of operations.

        Operational risks are present in all of Prudential's businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, people and systems or from external events. Prudential's business is dependent on processing a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. Further, because of the long-term nature of much of Prudential's business, accurate records have to be maintained for significant durations. Prudential's systems and processes are designed to ensure that the operational risks associated with its activities are appropriately controlled, but any weakness in the systems could have a negative impact on its results of operations during the effective period. See Item 11, "Quantitative and Qualitative Disclosures about Market Risk—Operational, Compliance and Fiscal Risk" and Item 4, "Business of Prudential—UK Business—Compliance".

Item 4.    Information on the Company

BUSINESS OF PRUDENTIAL

Overview

        Prudential is a leading international financial services group, providing retail financial services and fund management in its chosen markets: the United Kingdom, the United States, Asia and continental Europe. At December 31, 2001, Prudential was one of the 20 largest public companies in the United Kingdom in terms of market capitalization on the London Stock Exchange. Prudential is not affiliated with Prudential Insurance Company of America.

        Prudential has been writing life insurance in the United Kingdom for over 150 years and has had the largest long-term fund in the United Kingdom for over a century. Prudential began writing property and casualty insurance in 1915, and expanded its business into British Commonwealth countries, including Singapore and Malaysia, in the 1920s and 1930s. In 1986, Prudential acquired Jackson National Life Insurance Company, a US insurance company writing life and fixed annuity business. In 1996, Prudential established its direct banking operations. In 1998, Prudential launched Egg, a leading e-commerce retail financial services provider, and in 1999, Prudential acquired M&G, a leading UK fund manager. In June 2000, Prudential completed its listing on the New York Stock Exchange and completed an initial public offering of Egg plc on the London Stock Exchange.

        In the United Kingdom, Prudential offers a range of retail financial products and services, including long-term insurance and asset accumulation products (life insurance, pensions and pensions annuities), retail investment and unit trust products, fund management services and banking products. Prudential primarily distributes these products through independent financial advisers, referred to as IFAs, and direct marketing, by telephone, mail and the internet.

        At December 31, 2001, in the United Kingdom, Prudential was:

  •
  the second-largest life insurance company in terms of market capitalization,

  •
  the proprietor of the largest long-term fund of investment assets supporting long-term insurance products,

  •
  the second-largest retail fund manager in terms of funds under management,

  •
  a leading e-commerce retail financial services provider, and

  •
  rated AAA "extremely strong" by Standard & Poor's and Aaa by Moody's in terms of financial strength rating for Prudential Assurance's long-term fund. Prudential is one of only eleven insurance companies worldwide with AAA financial strength ratings from both Standard and Poor's and Moody's.

        In the United States, Prudential offers a range of products through Jackson National Life Insurance Company, including fixed, equity-indexed and variable annuities, life insurance, guaranteed investment contracts and funding agreements. Prudential distributes these products through independent insurance agents, securities broker-dealers and banks, credit unions and other financial institutions. At December 31, 2001, in the United States, Jackson National Life was:

  •
  the tenth-largest life insurance company in terms of General Account assets,

  •
  the fifth-largest provider of individual fixed annuities in terms of sales,

  •
  the fifth-largest provider of equity-indexed annuities in terms of sales,

  •
  a top ten provider of stable value products in terms of in-force liabilities, and

  •
  rated AAA by Standard & Poor's, AA+ by Fitch Ratings and A+ by A.M. Best Co. in terms of financial strength rating.

        In Asia, Prudential has operations in 12 countries and offers life insurance with health insurance options, personal lines property and casualty insurance and investment products, which it tailors to suit the local markets. Prudential distributes these products primarily through its agency salesforces and through bancassurance arrangements. Alongside its wholly owned operations in Asia, Prudential has forged successful joint ventures with some of the region's leading financial institutions including CITIC (China International Trust and Investment Corporation), Bank of China International, India's ICICI and Standard Chartered Bank.

        At December 31, 2001, in Asia, Prudential was:

  •
  the second-largest life insurance company in Singapore, in terms of new regular premium business,

  •
  the second-largest life insurance company in Malaysia, in terms of new regular premium business, and

  •
  the third-largest life insurance company in Hong Kong, in terms of new regular premium business.

        In its European business segment, Prudential currently offers life insurance and pensions in Germany and a single premium savings product in France. Prudential has also entered into non-exclusive strategic distribution arrangements with leading local distributors in both France and Germany.

        Prudential's operating profit under UK GAAP before amortization of goodwill and tax for the periods indicated is set forth in the table below.

	Year Ended December 31,
	2001	2000	1999
	(In £ Millions)
UK Insurance Operations	435	468	454
M&G	75	125	87
Egg	(88)	(155)	(150)

Total UK operations	422	438	391

US operations	298	466	451
Asian operations	25	36	27
European operations	(24)	(10)	6
Group activities	(130)	(123)	(90)
UK restructuring	(41)	—	(58)

Continuing operations	550	807	727

Discontinued operations
Personal lines property and casualty insurance	79	33	61
Restructuring	(7)	—	(12)

Total discontinued operations	72	33	49

Total operating profit before amortization of goodwill and tax(1)	622	840	776

(1)
For the purpose of this annual report, operating profit is determined on a long-term investment return basis and before amortization of goodwill, the American General merger break fee and profit on business disposals.

Strategy

Shareholder Focus

        Prudential's commitment to its shareholders is to maximize the value over time of their investment. Prudential has a clear focus on managing for value, which drives how it sets its strategic goals, monitors business performance and incentivizes and rewards management. As part of this ambition Prudential has set a goal for the next four years of doubling the intrinsic value of the group.

        With respect to Prudential's insurance operations, this translates into the approximate doubling of new business achieved profits (a widely accepted alternative profit measure in the United Kingdom which shows the current value of future cashflows to shareholders of new business, as discussed in "Item 5—Operating and Financial Review and Prospects—Achieved Profits Basis of Reporting"). For Prudential's non-insurance operations, doubling of intrinsic value can be assessed based on a fair value measurement, which for Egg could be doubling of market capitalization, whereas for M&G could be assessed on doubling of operating profit.

        This goal has been set for the group as a whole. Prudential expects its constituent businesses to double value at different rates over the four year period, with some, such as Egg or Prudential's Asian operations, expected to achieve this goal in less than four years, whereas for others delivery may take longer. Prudential does not expect overall group growth rates to be the same in every year. The key to Prudential achieving this target will be performance delivery, including Prudential's ability to develop the business so that growth will continue after the four year period while continuing to deliver value.

Building the Platform

        In recent years, the global retail financial services industry has undergone significant change. Changes in underlying demographics, government attitudes, technology and customer demands are all driving fundamental change in the industry. Prudential is determined to deliver superior returns to its shareholders and has therefore fundamentally reconfigured its business to compete more effectively in this changing environment.

        Over the past five years, Prudential has transformed itself from a business with a narrow product range and limited distribution channel focus to a multi-channel, multi-brand business with a broad product range and a clear retail financial services focus. At the same time, Prudential has withdrawn from those operations or markets that did not meet its target returns or that did not offer the opportunities to achieve critical mass.

        Prudential has significantly restructured its traditional insurance operations in both the United Kingdom and the United States to improve its customer focus and management accountability, and to broaden its product range and distribution reach. In the United Kingdom, Prudential has restructured this business into a single integrated business combining Prudential's UK businesses with Scottish Amicable's, which were acquired in 1997, to form Prudential UK Insurance Operations. The new simplified organizational structure combines the previous three UK insurance divisions (Prudential Financial Services, Prudential Insurance Services and Prudential Intermediary Business, which included Scottish Amicable) into Prudential UK Insurance Operations, effective January 1, 2002. Prudential anticipates that this will improve operational effectiveness by removing duplication and that greater customer focus will be achieved by providing a seamless service from product manufacture to distribution. Meanwhile, Egg has added banking products to Prudential's product range and is in a market leading position to provide on-line financial products.

        In the United States, Prudential has significantly diversified its product range and distribution strategy. Prudential has launched and developed its own equity-based, index-linked and stable value product ranges complementing its fixed annuity products, successfully entered the broker-dealer market and significantly grown its presence in the bank channel reflecting Prudential's initiative to expand its distribution capabilities.

        In Asia, Prudential has expanded its operations from three countries six years ago to twelve today through a combination of acquisitions, joint ventures and organic initiatives. Prudential has made considerable progress in both growing its more established markets of Hong Kong, Singapore and Malaysia, and establishing itself in its newer markets including India, Taiwan, Vietnam, China, Japan and South Korea. Prudential is now in a strong position to capture a major part of the region's fast-growing financial services market.

        The cost of development initiatives has adversely impacted, and will continue to adversely impact, short-term earnings, but Prudential believes that each of these investments is building long-term shareholder value. This value is clearly demonstrated by the scale and mix of Prudential's new business sales. In 2001, new business inflows exceeded £21.4 billion with over 46% coming from mutual fund sales, and over 68% coming from outside the United Kingdom.

        This transformation has created a strong platform to pursue strategic initiatives for future growth and shareholder value creation.

Growing the Business

        Prudential is conscious that the retail financial services industry continues to change, and it expects to continue to adapt its business to build a strong advantage over its competitors and to deliver superior returns to shareholders. Prudential will pursue its key strategic themes of maintaining focus on its customers, investing in technology to improve further customer access and service, driving down costs and driving growth in new and expanding markets. In furtherance of these themes, Prudential has already restructured its UK intermediary distribution channel to become more customer focused, continued Egg's on-line presence, restructured its UK operations to lower costs and entered new life insurance markets in Japan and South Korea.

        The listing of Prudential on the New York Stock Exchange in June 2000 reflects the increasingly international nature of Prudential's business and has enabled it to widen its international shareholder base.

        The initial public offering of a minority stake in Egg in June 2000 was an important step towards ensuring that Prudential realizes the full potential of this business. This independent quotation is designed to provide Egg with the ability to grow and expand with its own acquisition currency and to enhance its ability to recruit, retain and incentivize staff. Prudential intends to continue investing in all of its businesses to ensure it retains its market-leading positions.

Driving Growth in New and Expanding Markets

        Within its existing major markets of the United Kingdom, the United States and Asia, Prudential believes fundamental shifts in demographics and in pension provision will create significant opportunities for future profitable growth.

        At the same time as pursuing growth in its existing markets, Prudential continues to seek new markets in which it believes it can create value for its shareholders. Prudential's strategy for continental Europe involves harnessing its equity-based product expertise and tailoring it for individual European markets. Prudential plans to distribute its products through a series of non-exclusive strategic partnerships with leading local financial service providers, initially focusing on the four most populous markets of France, Germany, Spain and Italy.

        In February 2002, M&G announced the launch of M&G International, focused initially on the distribution of M&G branded mutual funds to institutional investors in Germany and Austria. M&G International is also developing plans for institutional business in Italy and Luxembourg and the retail markets of Germany and Austria.

        Prudential believes that Asia offers significant opportunities for growth. During 2000 and 2001, Prudential made considerable progress in establishing itself in new markets in Asia. In China, Prudential received a license to write life assurance business in the city of Guangzhou and commenced operations there in the last quarter of 2000. Prudential anticipates obtaining licenses for other cities in China. In Hong Kong, Prudential formed a joint venture with the Bank of China International to target the compulsory Mandatory Provident Fund market.

        In February 2001, Prudential commenced writing life insurance business in Japan following its acquisition of Orico Life. In November 2001, Prudential commenced writing life insurance in South Korea following its acquisition of YoungPoong Life.

        In India, Prudential has successfully entered the mutual fund market in a venture with The Industrial Credit and Investment Corporation of India Limited ("ICICI") and has re-established the Prudential brand in India. Following the liberalization of the Indian life insurance market in 2000, ICICI Prudential Life Insurance, Prudential's joint venture with ICICI, received a life insurance licence in India providing Prudential with the opportunity to target the world's second largest population. 2001 marked the first full year of sales for ICICI Prudential Life Insurance.

        The success of Prudential's mutual fund operation in India encouraged it to initiate the development of similar offerings across Asia and in October 2000, Prudential acquired an 89% interest in Prudential SITE in Taiwan. This provides Prudential with potentially significant opportunities to accelerate its growth and profits from the Asian market.

        Prudential continues to consider opportunities to acquire businesses to further the strategy of growing its business, particularly in new and expanding markets. Prudential may finance these acquisitions with bank borrowings, debt or equity issuances or a combination of such financings.

Focusing on Customers

        Prudential's goal is to deliver the products that its customers want, through the distribution channels they wish to use. Prudential is continually exploring opportunities to expand its distribution reach and broaden its product offering.

        In the United Kingdom, Prudential has complementary businesses and market-leading positions in key product areas, enabling it to deliver sustained growth in the low margin environment in which it now operates. The businesses comprising Prudential's UK Insurance Operations have undergone enormous transformations in recent years. The development of Prudential's business model to improve its service to over seven million customers continued in 2001. To bring together several operating units under the powerful Prudential brand, a more focused strategic direction for the UK business has been developed. In achieving this Prudential closed its direct sales channels, improved customer service operations and created further cost efficiencies.

        M&G's market position, investment capabilities and brand strength make it one of the leading fund managers in the United Kingdom. Meanwhile, the successful integration with Prudential Portfolio Managers has created a focused business with strong positions in all of its markets.

        During the year, Egg acquired 600,000 net new customers, giving it a total of 1.95 million customers at December 31, 2001. At the end of March 2002, Egg had over two million customers. Its credit card business performed strongly in 2001, particularly Egg Card, which had 1.37 million customers at December 31, 2001.

        In the United States, Prudential, through Jackson National Life, is one of the few providers to have a significant market position across the range of fixed, variable and equity-indexed annuity products. It also offers life and stable value products. Jackson National Life has expanded its distribution channels to include independent agents, broker-dealers and banks and other financial institutions. Prudential will continue to seek opportunities to expand its product range and distribution capability in the United States, both through acquisitions and organic initiatives, and its exposure to equity-based products, including variable annuities and mutual funds.

        Across Asia, Prudential is a market leader in developing innovative savings and insurance products. It has leveraged its UK and US product expertise and proactively worked with Asian regulators to bring new products to market. Prudential has offered mutual fund products in India since 1998, and at December 31, 2001 had £1,071 million of funds under management. Building on its initiatives in India and Taiwan, where it has £1,967 million funds under management, Prudential intends to develop mutual fund offerings in other Asian countries. Prudential is also working to create a multi-channel distribution capability across the region. In addition to its core agency distribution channel, Prudential has established bancassurance relationships with leading banks in Singapore, Hong Kong, Malaysia, China, India, Taiwan, Indonesia, Thailand and Vietnam.

Investing in Technology

        Prudential believes that technology is a key enabler in its industry in both driving efficiency through lower costs of administration and as a major distribution channel across the group. Prudential is investing in technology because it believes technology to be a source of considerable competitive advantage.

        The development of Egg is the most visible and high profile example of Prudential's investment in technology. Prudential believes that Egg has developed significant first-mover advantage in the e-commerce retail financial services market in the United Kingdom. Egg is, however, just one example of a number of developments Prudential has underway. All of Prudential's businesses are rapidly progressing in making e-commerce integral to the way the group does business.

Summary

        Prudential's strategic initiatives over the past few years have significantly changed the shape and focus of its group and have built a platform for further growth and value generation. Prudential believes that by continuing to implement its strategy of product innovation for the benefit of its customers, continuing to invest in technology to drive growth in its newer markets, improve efficiency and develop new distribution channels, it will maximize value for its shareholders both now and over the long term.

Significant Subsidiaries

        The table below sets forth Prudential's significant subsidiaries.

Name of Company	Percentage Owned(1)	Country of Incorporation
Egg Banking plc(2)(3) (previously Prudential Banking plc)	79%	England and Wales
Jackson National Life Insurance Company(2)	100%	United States
M&G Investment Management Limited(2)	100%	England and Wales
Prudential Annuities Limited(2)	100%	England and Wales
The Prudential Assurance Company Limited	100%	England and Wales
Prudential Assurance Company Singapore (Pte) Limited(2)	100%	Singapore
Prudential Retirement Income Limited(2)	100%	Scotland
Scottish Amicable Life plc(2)	100%	Scotland

(1)
Percentage of equity owned by Prudential directly or indirectly. The percentage of voting power held is the same as the percentage owned.

(2)
Owned by a subsidiary of Prudential.

(3)
Egg Banking plc is a wholly-owned subsidiary of Egg plc, a listed subsidiary of Prudential. Following its initial public offering of approximately 21% of the shares of Egg plc in June 2000, Prudential owns approximately 79% of Egg plc.

UK Business

Introduction

        Prudential's UK business is structured into business units, each focusing on its respective target customer markets. Prudential's UK business units are UK Insurance Operations, M&G, and Egg.

        The following discussion describes:

  •
  the UK retail financial services market,

  •
  Prudential's UK business units and products,

  •
  Prudential's reinsurance arrangements and reserving practices,

  •
  shareholders' participation in Prudential's long-term insurance business, and

  •
  other matters, including pensions misselling, other general compliance matters and restructuring.

        In 2001, Prudential's UK business generated operating profit from continuing operations before amortization of goodwill and tax of £422 million and total UK new business insurance premiums of £5,685 million. As of December 31, 2001 M&G had £120 billion funds under management. Meanwhile, as at December 31, 2001 Egg had deposits of £5,945 million, a mortgage book of £2,427 million and a credit card book of £1,769 million.

UK Retail Financial Services Market Overview

        The United Kingdom is the world's third-largest life insurance market in terms of premiums and is one of the largest retail banking markets. In recent years, the UK insurance and banking markets have changed significantly and are continuing to evolve as a result of changes in regulation and government policy, demographics, technological development and consumer awareness and attitudes. Retail financial services providers are adapting to these changes by broadening the range of products that they offer and the means by which those products are distributed to and accessed by customers.

        The historical divisions between insurance, banking and other financial products have been eroded. It is increasingly common for providers to offer a range of pension products, life products and services, property and casualty insurance, banking products and retail investment products and services. Consumers are increasingly being offered access to these products through direct marketing and e-commerce, as well as through the traditional company salesforce, independent financial advisors, or IFAs, and bank branch distribution channels.

        New entrants to the retail financial services market have capitalized on the relatively simple nature of many savings, investment, property and casualty insurance and banking products designed for direct distribution channels and used their established retail brands and advanced technology to market these products. New entrants are also taking advantage of the lower cost barriers to entry afforded by internet distribution, especially in the area of retail banking.

        Competition among retail financial service companies is focused on product range, distribution reach, brand, investment performance, specific benefits offered by products, charges and financial strength.

Products

        The traditional life insurance product offered by UK life insurance companies was a long-term savings product with a life insurance component. The life insurance element conferred tax advantages that distinguished the traditional life insurance products offered in the United Kingdom from the savings products offered by banks, building societies and unit trust companies. The gradual reduction of these tax advantages and increasing sales of single premium life products have resulted in the distinction between life insurance and other long-term savings products becoming less important. Pension products remain tax-advantaged within certain limits.

        Demand for private personal pension and savings products has increased during recent years, in part reflecting a change in the UK government's approach to social security that has encouraged long-term savings through tax advantages, but also in reaction to the growing realization that state-provided pensions are unlikely to provide sufficient retirement income. An ageing population is focusing on asset-accumulation and other retirement products to supplement their state benefits, while younger generations are focusing on pension and long-term savings products as well as health and income protection cover.

        During the late 1980s, the UK government began encouraging individuals to invest in equities, with particular emphasis on UK equities. The UK government's privatization program and the introduction of tax-advantaged Personal Equity Plans, referred to as PEPs, in 1988 have considerably widened the UK equity investor base. The current UK government replaced PEPs in April 1999 with Individual Savings Accounts, referred to as ISAs, a new tax-advantaged product that offers equity, insurance and deposit investment options.

        The UK government introduced "stakeholder pensions" in April 2001 with the intention of creating a pension for individuals identified as earning enough to be able to afford to make a contribution towards a pension but who are not currently doing so.

        A new financial reporting standard, FRS 17 "Retirement Benefits", was introduced in November 2000, applying to all companies that report under UK GAAP. When fully implemented in 2003, the standard will require that companies include the whole of any pension surplus or deficit of defined benefit schemes in their balance sheet and has changed the way in which pension surpluses and deficits are valued. As a result many companies are expecting to change their pension arrangements to defined contribution schemes, an area in which Prudential has a strong offering, and to produce a significant growth in bulk annuities, a market in which Prudential has a significant market share.

With-Profits Products

        The majority of the life and pensions business traditionally written in the United Kingdom is with-profits business. For a detailed description of Prudential's with-profits products and policies, see Item 4, "—Shareholders' Interests in Prudential's Long-term Insurance Business—With-profits Products".

Distribution

        Retail financial services and products are distributed face-to-face, through branches, tied agents, company salesforces and IFAs, or directly by mail, telephone and over the internet. Tied agents are exclusive agents who represent only one insurer and must offer customers the products most suitable to their needs, but only from the range of products offered by that insurer. In recent years the high costs of company salesforces and tied agency networks, combined with customers perceiving a lack of choice, has meant that salesforces and tied agents have lost significant market share to IFAs, with the result that many insurers, including Prudential, have chosen to close these tied agents and direct salesforce networks.

        Increasingly, consumers require access that is compatible with their lifestyle. IFAs, banks, direct marketing and e-commerce distribution are gaining market share at the expense of traditional company salesforces. Direct and e-commerce distribution methods are generally lower-cost than other methods but have not been conducive to providing financial advice to the consumer to date. Accordingly, products distributed directly are generally more straightforward and have lower, often fee-based, charges. Although the e-commerce market is still small, it is expanding rapidly and Prudential believes it has considerable potential for further growth.

        IFAs are required by the UK polarization laws to provide the best advice to customers, considering all of the products available in the market and the customer's particular circumstances, and are legally responsible for their own advice. In contrast, while company salesforces may only sell the products of the company of which they are employed, they must nevertheless also provide the best advice concerning the products offered by their company in the light of the customer's particular circumstances. A company has legal responsibility for the advice its salesforce provides and the conduct of its tied agents.

        The FSA announced the relaxation of these polarization rules in March 2001 with respect to stakeholder pension schemes and direct offer financial promotions for packaged products (which include life policies other than pure protection policies, pensions, regulated collective investment schemes and investment trust savings schemes). As a result of these changes, tied sales forces and appointed representatives of product provider firms are now free to market stakeholder pensions manufactured by any other company.

        Further relaxation of the polarization rules is expected following the publication in January 2002 of FSA Consultation Paper 121, "Reforming Polarization: Making the Market Work for Consumers", in which the FSA makes a number of proposals for the reform of polarization which, if adopted, would fundamentally alter the relationship between product manufacturers and distributors. See Item 4, "Business of Prudential—Supervision and Regulation of Prudential—UK Supervision and Regulation—FSA Conduct of Business Rules".

UK Business Units

UK Insurance Operations

        In 2001, operating profit before taxation and restructuring from Prudential's long-term UK Insurance Operations was £435 million. This represented 87% of the total £501 million operating profit before taxation and restructuring recorded by Prudential in the United Kingdom from long-term and other operations, including £79 million from its discontinued personal lines property and casualty business. See "—UK Business—Personal Lines Property and Casualty Insurance Products—Transfer of Business to Winterthur".

Products

        Prudential offers a wide range of products, which are marketed under the "Prudential" and "Scottish Amicable" brands. After June 2002, products will only be sold under the Prudential brand. See "—UK Restructurings". The products distributed include long-term products consisting of:

  •
  life insurance savings-type products and pure protection products,

  •
  individual and corporate pensions, and

  •
  pension annuities.

        Until December 2001, Prudential also offered personal lines property and casualty insurance through its UK Insurance Operations. However it transferred this business in January 2002 to Winterthur Insurance and the Churchill group, Winterthur's UK subsidiary. See "—Personal Lines Property and Casualty Insurance Products—Transfer of Business to Winterthur".

  Long Term Products

        Prudential's long-term products in the United Kingdom consist of life insurance, pension products and pensions annuities. The following table shows Prudential's UK Insurance Operations new business insurance and investment premiums by product line for the periods indicated. New business premiums include deposits for policies with limited or no life contingencies.

	Year Ended December 31,
	2001	2000	1999
	(In £ Millions)
Life insurance
With-profits	2,222	2,047	2,938
Unit-linked	339	212	126
Other	—	—	5

Total life insurance	2,561	2,259	3,069
Pensions
With-profits individual	153	181	172
Unit-linked individual	186	163	122
DSS rebates	249	234	239
Corporate	701	953	731

Total pensions	1,289	1,531	1,264
Pensions annuities
Fixed	1,704	1,097	2,184
With-profits	131	157	155

Total pensions annuities	1,835	1,254	2,339

	5,685	5,044	6,672

Investment products	91	159	99

Total new business premiums	5,776	5,203	6,771

        Of total premiums of £5,776 million in 2001, £4,784 million were sold through IFAs, an increase of 24% from the £3,854 million of sales through this channel in 2000. Due to the closure of Prudential's direct sales force, announced in February 2001, sales through this channel, excluding internal vestings from Prudential-branded pension products, fell from £896 million in 2000 to £504 million in 2001.

  Life Insurance Products

        Prudential's UK life insurance products are predominantly medium to long-term savings products with life cover attached, and also include whole life products and pure protection (term) products. The savings products Prudential offers include investment bonds and endowment plans. Each of these products provides a death benefit in addition to the savings feature.

  Savings Products—Investment Bonds

        Prudential's investment bonds are single premium products that may be with-profits or unit-linked products, although the with-profits products represent the vast majority of its new business premiums.

        The Prudence Bond, a single premium, unitized with-profits policy with no fixed term, is one of the United Kingdom's leading investment bond products. In 2001, total new business premiums attributable to the Prudence Bond and to the Prudential Investment Bond, a similar product, were in excess of £2 billion.

        These products aim to provide capital growth over the medium to long-term, access to this capital growth, and access to different investment areas without the risks associated with direct investment into these areas. Capital growth for the policyholder on with-profits bonds is achieved by the addition of reversionary or regular bonuses, both of which are credited to the bond on a daily basis from investment returns achieved within the long-term fund of Prudential Assurance with-profits fund. A terminal bonus may also be added when the bond is surrendered. Capital growth on unit-linked bonds is achieved by the movement of the assets underlying those funds.

  Savings Products—Endowment Plans

        Endowment plans are long-term regular premium with-profits or unit-linked savings products that are designed to provide a lump sum at the end of a fixed term and death cover during the term. Endowment products were used in the United Kingdom to provide a lump sum for mortgage repayment with the borrower taking out an endowment assurance policy for the same term as the mortgage loan. In April 2001, Prudential announced that, due to the shift within the marketplace towards repayment mortgages over the past few years, and the consequent significant fall in demand for endowment products, Scottish Amicable, its sole provider of mortgage endowments, would withdraw from the mortgage endowment market.

  Pension Products

        Prudential provides both individual and corporate pension products. In 2001, new business premiums totaled £339 million for individual pensions and £701 million for corporate pensions. Pension products are tax-advantaged long-term savings products that comply with rules established by the UK Inland Revenue and are designed to supplement state-provided pensions. These rules require that, upon retirement, maturity benefits are used to purchase pension annuities, although they do permit a limited amount to be taken as a tax-free lump sum. These products typically have minimal mortality risk and are primarily considered investment products.

        Many of the pension products Prudential offers are with-profits products or offer the option to have all or part of the contributions allocated to a with-profits fund. Where funds invested in the with-profits fund are withdrawn prior to the pension date specified by the policyholder, Prudential may apply a market value adjustment to the amount paid out. The remaining pension products are non-participating products, which include unit-linked products.

  Individual Pensions

        Prudential's individual pension products include personal pension plans and free standing additional voluntary contribution products. Prudential's free standing additional voluntary contribution plans permit individuals to supplement the pension benefits they accumulate in their occupational pension plan. Both of these products are either unit-linked or unitized with-profits products or contain options to permit premiums to be paid into a unitized with-profits fund.

        In addition, Prudential has recently introduced products that meet the criteria of the UK government's stakeholder pension program. The stakeholder pension is intended for individuals earning enough to be able to afford to make contributions to a pension but who are not currently doing so. The introduction of stakeholder pensions has implications, for among other things, how Prudential designs, administers, charges for and distributes pension products. The most significant requirements involve capping of charges and establishing a minimum acceptable contribution. The government has capped charges at 1% of the policyholder account balance per annum for stakeholder pensions, which is significantly below the charges on personal pension products previously charged by the UK pensions industry.

  Department of Social Security Rebates

        Prudential also provides individual personal pension products through the "DSS Rebate" arrangement. Under this arrangement, individuals may elect to contract out of the UK's State Earnings Related Pension Scheme administered by the UK Department of Social Security. If an individual elects to contract out, then he or she will designate a pensions provider, such as Prudential, with which he or she would like to have a pension product. Premiums on the product are met through "rebates" from the Department of Social Security, which represent the amount that would be otherwise paid into the state pension scheme. Rebate amounts are invested to provide benefits to the individual. Premiums from Department of Social Security rebates are typically reported in the first quarter of each year. In 2001, Prudential received total premiums of £249 million from Department of Social Security rebates.

  Corporate Pensions

        There are two categories of corporate pension products: defined benefit and defined contribution. Prudential has an established defined benefit plan client base that ranges from small unlisted companies to some of the largest companies in the United Kingdom.

        UK regulations require that all companies that offer a defined benefit pension plan must also offer a group additional voluntary contribution plan to their employees. Additional voluntary contribution plans enable employees to make additional pension payments, either regularly or as a lump sum, to supplement their occupational pension plans. Prudential's additional voluntary contribution business is the second largest in the United Kingdom in terms of premium income.

        Defined benefit plans and products continue to dominate the corporate pensions market in terms of funds under management. In recent years most new plans established have been defined contribution products. The products Prudential offers to the corporate pensions market are group unit-linked policies and with-profits deposit administration policies. Prudential's defined contribution products are additional voluntary contribution plans, money purchase plans, grouped personal pension plans, self-invested personal pension plans and executive pension plans.

  Pension Annuities

        Prudential offers immediate annuities that are either fixed annuities, where annuity payments are guaranteed from the outset, or with-profits annuities. Prudential also offers bulk annuities, whereby it manages the assets of a company pension scheme, usually when they are in the process of winding up. Due to the nature of the product, the volume of Prudential's bulk annuity sales is unpredictable. In 2001, Prudential sold £575 million of bulk annuities. Internal vestings represented 38% of Prudential-branded annuity sales.

        Prudential's immediate annuity products provide guaranteed income for a specified time, usually the life of the policyholder, in exchange for a lump-sum capital payment. No surrender value is available under any of these products. The primary risk to Prudential from fixed annuity products, therefore, is mortality risk. During 2001 Prudential launched an innovative flexible retirement income annuity, FRIA, and an impaired life annuity. Prudential is hoping to build on this initial success in 2002.

  Fixed Annuities

        Prudential offers three types of fixed annuities: level, fixed-increase and index-linked. The level annuity offered provides a fixed amount of income for the specified term. Prudential's fixed-increase annuity incorporates automatic increases by fixed amounts over the specified period. The index-linked annuities Prudential offers provide for a regular payment to which an additional amount based on the increase in the UK Retail Prices Index is added periodically. In 2001, sales of fixed annuities were £1,704 million.

  With-profits Annuities

        Prudential is one of only a few companies in the United Kingdom writing with-profits annuities. In 2001, Prudential wrote £131 million of this business. Prudential's with-profits annuities combine the income features of annuity products with the smoothing feature of with-profits products and enable policyholders to obtain equity-type returns. Policyholders select an "anticipated bonus" from the specific range Prudential offers for the particular product. The value of the annuity payment each year depends upon the anticipated bonus rate selected by the policyholder when the product is purchased and the bonuses Prudential declares each year during the term of the product. If bonus rates fall below the anticipated rate then the annuity income falls.

  Personal Lines Property and Casualty Insurance Products

        Prudential's personal lines property and casualty insurance products in the United Kingdom were primarily household and motor insurance for individuals, referred to as personal lines. Prudential offered its personal lines products primarily through direct marketing and in connection with its banking business. Home insurance gross premiums of £307 million in 2001 accounted for 79% of Prudential's personal lines property and casualty premiums. Prudential's motor policies provided coverage to individuals for third-party liability, including property damage and bodily injury, theft, fire and collision damage.

        The following table shows gross premiums for Prudential's UK personal lines property and casualty insurance products for the periods indicated.

	Year Ended December 31,
	2001	2000	1999
	(In £ Millions)
Home	307	276	274
Motor insurance	83	57	44

Total	390	333	318

  Transfer of Business to Winterthur

        In November 2001, Prudential agreed to transfer its personal lines property and casualty insurance business to Winterthur Insurance and the Churchill Group, its UK subsidiary. On December 31, the insurance liabilities were almost wholly reassured, to Winterthur Insurance. The related cash transfer for this reinsurance was offset in January 2002 against the sales proceeds of this business. The sale was completed on January 4, 2002 for a consideration of £353 million. After allowing for the costs of the sale and other related items it is anticipated that profit on sale recorded in the 2002 results will be approximately £360 million before tax. In addition Prudential anticipates the release of approximately £200 million of solvency capital and approximately £21 million of net profits in the unearned premium reserve, and receiving £236 million in relation to the conservatively estimated net present value of future commissions and profits over the term of the agreement. This alliance with Churchill is part of Prudential's UK strategy to focus on core medium and long-term saving businesses, and will see Churchill offering Prudential branded products in the United Kingdom.

        Profits from Prudential's UK personal lines property and casualty products have been classified as discontinued operations for 2001.

  Closed Business

        Prior to 1993, Prudential wrote a wide range of property and casualty insurance business, including commercial cover, which it sold through brokers and its company salesforce. Prudential also had a London Market operation and specialist marine and aviation insurance operations. Prudential had withdrawn from all of these areas by the end of 1993 and, consequently, these businesses are now in run-off. The total claims provisions established for these closed businesses amounted to £144 million at December 31, 2001. Prudential believes these provisions are prudent and does not currently anticipate that it will need to make any further provisions in respect of these closed businesses.

  UK Restructurings

        In February 2001, Prudential announced the restructuring of the direct salesforce and customer service channels of its UK Insurance Operations. In November 2001, Prudential announced further details of changes to the future structure of those operations, in particular the intention to pursue a single brand strategy for life and pensions business including the integration of its Scottish Amicable operations under the Prudential brand. The changes also included a simplification of the organizational structure and plans for a significant reduction in operating costs. The total cost in 2001 of this restructuring was £200 million, with £152 million borne by Prudential Assurance's long-term fund and £48 million by shareholders' funds. Prudential has allocated these costs between the long-term fund and shareholder businesses on the basis of the activity to which the costs relate. The amount spent as of December 31, 2001 in connection with the above restructurings was £82 million.

        As part of these restructurings Prudential planned to make 4,100 jobs redundant, of which approximately 2,000 had been completed by December 31, 2001.

        In 1999, Prudential carried out a review of its UK operations and adopted restructuring plans. The cost of the restructuring in 1999 was £148 million. Of this amount, £78 million was borne by Prudential Assurance's long-term fund and £70 million by shareholders' funds. Prudential has allocated these costs between the long-term fund and shareholder businesses on the basis of the activity to which the costs relate. This cost largely related to reductions in the company salesforce pursuant to an involuntary redundancy program, reductions in associated sales management, sales support and administration staff and related property and closure provisions which in total amounted to £131 million, of which £78 million was borne by the long-term fund and £53 million charged directly to shareholders. The remainder represents integration costs of combining Prudential Portfolio Managers and M&G following the acquisition of M&G. The amount spent as of December 31, 2001 in connection with the above restructuring was £97 million.

Distribution

        Prudential's UK Insurance Operations have a multi-channel distribution capability relying on direct to consumer, business to business, intermediaries and affinities channels.

  Direct to Consumer

        The direct to consumer distribution channel is primarily charged with increasing revenue through existing Prudential customers and seeking new customers for the business. The channel builds on the success of the Service Related Sales units and the Annuities Advice center, through which customers are served and advised by the internet and telephone.

  Business to Business

        The business to business distribution channel focuses on the maximization of the value of the existing book of corporate pension schemes and winning new schemes. At the same time, this channel targets Prudential's strong base of corporate pensions through workplace cross-selling. Prudential UK Insurance Operations corporate pension products are marketed through consulting actuaries, benefits advisers and its company employer and employee relationship management teams. Both consulting actuaries and benefits advisers are IFAs, but are not generally the same as the retail IFAs being targeted via the intermediary channel discussed below.

  Intermediaries

        The intermediary channel focuses on the distribution of products to individual customers via retail IFAs. This channel was restructured during 2001 to be closely aligned to the needs of Prudential UK Insurance Operations' key intermediary customers, enabling the formation of closer relationships with the intermediaries that provide greatest value. New sales divisions have been created to customize the levels of support required by each key customer group in line with the value that each group generates. This realignment resulted in an increase in the number of telephone-based account managers and a fall in the number of field-based account managers.

  Affinities

        The newly formed affinity channel will develop partnerships with banks, retail brands and other distributors.

M&G

        Prudential's fund management business in the United Kingdom and Europe, M&G, accounted for £75 million of Prudential's total 2001 UK operating profit before taxation and restructuring of £501 million, including discontinued businesses. This business currently comprises a retail fund management business, fixed income institutional, and internal fund management activities.

        Following the acquisition of M&G Group plc in 1999, Prudential merged its existing UK fund management operation, Prudential Portfolio Managers, or PPM, into the M&G operation. In the United Kingdom, M&G specializes in those areas of fund management where it believes that it has a competitive advantage. These areas are unit trusts, fixed income and pooled life and pension funds. M&G sold its UK institutional equity business in 2000 as it did not have a competitive advantage in this area.

        2001 proved a challenging year for the retail fund management industry with gross industry retail sales falling 22%, net retail sales falling 48% and net ISA sales falling 39%. Excluding an exceptional loan note rollover in 2000 relating to the original acquisition of M&G by Prudential, M&G saw a decrease in gross sales of only 5% and achieved a significant increase in net retail sales over the year. M&G was able to leverage its leading fixed income position and reduce redemptions, in addition to benefiting from an increased recognition among IFAs due to the good performance of a number of its equity funds. This resulted in M&G being responsible for more than 6% of all ISA and PEP transfer business sold via intermediaries in 2001. M&G is the UK's second largest retail fund manager in terms of funds under management.

        M&G's strategy of refocusing its institutional business on core areas of strength in fixed interest, defined contribution and pooled pensions, is increasingly producing results as the move away from defined benefit schemes among UK companies gathers momentum. Over £700 million of institutional mandates were won during 2001 with M&G's strengths in liability and cashflow matching being a particular factor behind this growth. See "—UK Retail Financial Services Market Overview—Products" for an assessment of the impact of FRS 17 on UK companies' pension provisions.

        For the second successive year M&G generated strong investment performance across the internal funds for which it was responsible.

        The following table shows funds managed by M&G at the dates indicated.

	At December 31,
	2001	2000	1999
	(In £ Billions)
Retail fund management	13	18	15
Institutional fund management	6	6	22
Internal fund management	101	106	106

Total	120	130	143	(1)

(1)
Includes £12 billion relating to M&G's institutional equity business, which was sold in 2000.

Retail Fund Management

        M&G's retail fund management business comprises distribution of its retail investment products and the management of the funds invested in these products by its customers. Total new business contributions for the year ended December 31, 2001 for M&G products, distributed directly and through the IFA channel, were £918 million and comprised 14% of total UK new business contributions.

        M&G markets and distributes its range of retail investment products through IFAs, over the phone and through the internet. M&G was one of the first UK providers to offer unit trust purchases over the internet.

  Retail Investment Products

        M&G distributes retail investment products under the Prudential and M&G brands. M&G offers unit trusts, ISAs, and investment trusts.

  Unit Trusts

        Unit trusts are the United Kingdom equivalent of mutual funds in the United States. These products are designed for medium to long-term savings and either lump-sum or regular contributions may be made. Investors purchase "units" of the unit trust. A unit represents an interest in the pool of investments underlying the unit trust. The return to investors is determined by the performance of these investments.

  ISAs

        ISAs are savings products that provide a tax advantage in that the income and capital gains arising are tax-free. Contributions may be made regularly or in a lump sum, subject to the £7,000 maximum per tax year specified by the UK tax authorities until 2005/2006. The UK tax authorities have announced that the ISA products' tax advantages are guaranteed to remain in place until at least 2009. Prudential offers ISA products that "wrap" equity-based and corporate bond-based unit trust products.

  Investment Trusts

        Investment trusts are similar to closed-end mutual funds and are listed on the London Stock Exchange. The trusts invest in specified investments, typically equities and government securities. Investors purchase shares in the trusts. The return to the investor is based on the trading price of the shares. Prudential offers investment trusts only through M&G.

  Internal Fund Management

        M&G's internal fund management activities are based in the United Kingdom. Its largest clients are Prudential Assurance's and Scottish Amicable's long-term funds, which together had £80 billion of funds under management at December 31, 2001. Where M&G chooses to invest internal funds in the United States or Asia, this is done through PPM America and PPM Asia, respectively. M&G monitors global investment and economic conditions, while regional fund management offices provide M&G with local knowledge and experience. See "—US Business—PPM America" and "—Asian Business—Development of Prudential's Asian Business" for descriptions of PPM America and PPM Asia, respectively.

        In the United Kingdom, M&G is one of the largest investment managers, with £120 billion of funds under management at December 31, 2001 (including the funds allocated to PPM America and PPM Asia). These funds represent £101 billion of internal funds, £6 billion of institutional funds and £13 billion of retail funds.

  Launch of M&G International

        In February 2002, M&G announced the launch of M&G International, focused initially on the distribution of M&G branded mutual funds to institutional investors in Germany and Austria. M&G International is also developing plans for institutional business in Italy and Luxembourg and the retail markets of Germany and Austria.

Egg

        Egg had a total operating loss before taxation in 2001 of £88 million, a reduction of £67 million from a loss of £155 million in 2000. Egg broke even in the fourth quarter of 2001, which contributed to Egg's 43% decrease in operating loss before taxation compared to the prior year.

        In June 2000, approximately 21% of the shares of Egg plc were offered in an initial public offering. The offering was intended to enable Egg to maximize potential growth in the UK domestic market and, over time, internationally. Egg has continued to develop and enhance its range of products and services, adopting new technologies for the benefit of customers while growing rapidly and retaining its market leading position.

        The following table shows the actual balances for Egg products at the dates indicated.

	At December 31,
	2001	2000	1999
	(In £ Millions)
Customer deposits	5,945	7,128	8,157
Mortgage loans	2,427	2,406	1,622
Credit card receivables	1,769	929	228
Personal loans	597	445	207

        Egg currently offers Egg-branded and Prudential-branded banking products and intermediated services on the internet (www.egg.com). Egg was launched in October 1998 with the goal of attracting new customers and developing a direct distribution channel. Egg's target customer base is relatively affluent, and it has designed its products and services for customers who manage their own financial affairs, do not need advice, seek consistently good value, simple products and prefer the flexibility offered by remote access. Prudential believes that Egg will continue to develop into a significant business as internet access becomes more commonplace and technology improves.

        At Egg's launch, the initial goal was to attract £5 billion in deposits in the first five years. That goal was achieved in the first seven months of operation, principally through opening accounts by telephone, and later over the internet. In April 1999, Egg began accepting new applications for deposit accounts exclusively through the internet.

Products

        Egg's products include deposit savings accounts, mortgages, personal loans and credit cards. At December 31, 2001, Egg had total deposits of £5,945 million and over 1.95 million customers. In addition to its traditional deposit account, which can be serviced both over the internet and by telephone, Egg launched in 1999 an internet-only deposit account that may only be applied for and serviced over the internet and offers better rates of interest than its other deposit accounts. At December 31, 2001, Egg's mortgage loan book amounted to £2,427 million and its personal loan book was £597 million. Both mortgages and personal loans can be applied for over the internet. Administration fees are waived on Egg's internet mortgage products. Egg Card, the UK's first credit card designed for the internet, was launched in September 1999. At December 31, 2001, the balance outstanding on credit cards was £1,769 million. In April 2000, Egg announced a partnership with The Boots Company plc to distribute a joint credit and loyalty card to Boots customers. Egg also launched an independent, execution-only unit trust supermarket on its website in March 2000 together with an independent, execution-only personal lines insurance supermarket. As at December 31, 2001, Egg had received over £130 million of funds via its unit-trust supermarket since launch.

        In July 2001, Egg signed a commercial agreement with Microsoft to provide online financial products. The first stage of the agreement is to provide a unit trust and ISA fund supermarket via MSN in the United Kingdom. Detailed plans to extend this relationship from funds into other financial products and services, and from the United Kingdom into the rest of Europe, are being developed.

        Prudential believes that Egg has gained a significant advantage in the provision of internet-based financial services by being among the first to the market with the services and products it offers. Egg has developed into an online marketplace, enabling clients to obtain products and services ranging from core banking products and related financial services to intermediated financial and non-financial products and services, and continues to investigate opportunities in several markets and product sectors in the United Kingdom and internationally. See "—Acquisitions" below.

Acquisitions

        In January 2002, Egg announced that, subject to regulatory approval, it will be acquiring 100% of Zebank, a French direct financial services company, for €8 million in cash (£5 million). Egg will also reimburse the shareholders for €30 million (£18 million) cash injected into the business during the period between signing and completion to ensure all share capital is fully paid up. Zebank's net asset value as at December 31, 2001 was €31million (£19 million) and the company had 70,000 customers at that date. Egg will distribute its financial services products through Zebank's distribution partners, which now include French retailers Sephora and La Samaritaine.

        In January 2002, Egg announced it had acquired Fundsdirect, an on-line fund supermarket, for £3 million. The merger of Egg Invest with Fundsdirect represents the consolidation of two of the United Kingdom's leading fund supermarkets, combining Egg's leading edge, scale, digital services capability and consumer offering with Fundsdirect's proven ability to serve the business to business marketplace. The net assets of Fundsdirect at December 31, 2001 were £2.7 million.

Reinsurance

Long-term Insurance

        In view of the size and spread of Prudential Assurance's long-term insurance fund, there is little need for reinsurance to protect this business. Some limited reinsurance is maintained and treaties relating to critical illness and permanent health insurance and term insurance are in place.

Personal Lines Property and Casualty Insurance

        In common with other insurance companies, Prudential ceded some of its personal lines property and casualty insurance risks to companies outside its group. Prudential ceded risk primarily to reduce its potential liability on a major weather-related event under its domestic insurance policies. Reinsurance also provided some protection against individual large losses. Reinsurance did not discharge the original insurer's primary liability to the insured.

        Prudential's catastrophe reinsurance treaties provide reinsurance for losses arising from any one incident in excess of £50 million (and up to £250 million) on the whole property account.

        On its motor account, Prudential had excess of loss reinsurance arrangements in place to provide cover against individual claims in excess of £1 million. Prudential also reinsured, on a quota share basis, 90% of the risk arising under mortgage guarantee business and 75% of the risk arising under legal expense cover offered as optional benefits under household and motor policies.

        Prudential placed catastrophe reinsurance and motor reinsurance with a large number of reinsurers, including Lloyd's of London and specialist reinsurance companies. Prudential required all its reinsurance to be ceded to reinsurance companies with a credit rating of A or above.

        In addition, in accordance with UK accounting regulations, a claims equalization provision was retained which could be drawn upon in the event of the claims ratio on Prudential's domestic insurance business exceeding 72.5%. At December 31, 2001, this provision was £40 million.

        On December 31, 2001 the insurance liabilities were almost wholly reinsured to Winterthur, as part of the transfer of Prudential's personal lines property and casualty business to Winterthur and its UK subsidiary Churchill. See "—Personal Lines Property and Casualty Insurance—Transfer of Business to Winterthur".

Reserves

        In the United Kingdom, a long-term insurance company's reserve requirements are determined by its appointed actuary, subject to minimum reserve requirements. These minimum reserve requirements are established by regulations under the Insurance Companies Act 1982 and have been interpreted by mandatory professional guidance notes.

        The reserves are published in annual returns to the UK supervisory authority. In practice similar provisions are included in the life insurance company's statutory accounts with limited adjustments. Whether an employee of, or consultant to, an insurance company, an appointed actuary must give due regard to policyholders' reasonable expectations in making recommendations to a company's board of directors. Mandatory professional guidance notes require an appointed actuary to report directly to the UK supervisory authority any serious concerns regarding a company's ability to meet the reasonable expectations of its policyholders.

        Prudential's reserving for with-profits products takes into account annual bonuses/annual interest credited to policyholders because these are "attached" to the policies and are guaranteed. Prudential also makes implicit allowance for future annual bonuses and interest as required by the UK regulations. No reserves are provided for terminal bonuses, except for the period for which they have been declared.

        Prudential reserves for unit-linked products on the basis of the value of the unit fund and additional reserves are held for expenses and mortality where this is required by the contract design.

Financial Strength of Prudential Assurance's Long-term Fund

        A common measure of financial strength in the United Kingdom for long-term insurance business is the free asset ratio. The free asset ratio represents the ratio of assets less liabilities to liabilities and is expressed as a percentage. At December 31, 2001, Prudential Assurance's free asset ratio was 12%, compared to a ratio of 17% at December 31, 2000. The principal reason for the lower ratio at December 31, 2001 was due to the fall in equity markets in 2001.

        For Prudential Assurance, the free assets in the long-term fund provide cover for the minimum solvency margin required by regulations under the UK Insurance Companies Act 1982. At December 31, 2001, Prudential Assurance had a solvency margin equal to 205% of the statutory minimum. The long-term fund remains well capitalized. Prudential Assurance's long-term fund is currently rated AAA by Standard & Poor's and Aaa by Moody's.

        Solvency requirements in the United Kingdom include the establishment of a resilience reserve which makes prudent allowance for potential future movements in investment values. In September 2001, the FSA relaxed the recommended resilience tests in response to changing economic conditions and extreme market conditions at the time. Pending the outcome of FSA consultation on the resilience tests that should be applied in the future, Prudential has applied the rigorous tests previously specified by the FSA (prior to September 10, 2001). As at December 31, 2001 the overall liability was based on the following combined resilience scenario:

  •
  fall in equity values of 25%;

  •
  fall in property values of 20%; and

  •
  fall in bond values of 17% (consistent with an increase in interest rates of 3%).

Shareholders' Interests in Prudential's Long-term Insurance Business

        In common with other UK long-term insurance companies, Prudential's products are structured as either with-profits or non-participating products, which include unit-linked products. For statutory and management purposes, Prudential Assurance's long-term fund consists of a number of sub-funds in which shareholders and policyholders have varying interests.

With-profits Products

        With-profits products provide an equity-type return to policyholders through bonuses that are "smoothed". There are two types of bonuses: "annual" and "terminal". Annual bonuses, often referred to as reversionary bonuses, are declared annually and, once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, terminal bonuses are only guaranteed until the next bonus declaration. Terminal bonuses are only credited on a product's maturity or surrender or on the death of the policyholder. Terminal bonuses typically represent a substantial portion, which can be as much as 70% of the total, of the ultimate return to policyholders.

        With-profits policies are supported by a with-profits fund. Prudential's primary with-profits fund is part of Prudential Assurance's long-term fund. With-profits products provide benefits that are generally either the value of the premiums paid, or the guaranteed death and maturity benefit, plus the bonuses declared. Smoothing of investment returns is an important feature of with-profits products. It is designed to reduce the impact of fluctuations in investment return from year to year and is accomplished predominantly through the level of terminal bonuses declared.

        The return to Prudential's shareholders in respect of bonuses on the with-profits products Prudential writes is currently an amount equal to up to one-ninth of the value of the bonuses Prudential credits or declares in that year. Prudential has a large block of in-force with-profits business with varying maturity dates that generates a relatively stable stream of shareholder profits from year to year.

Prudential's With-profits Bonus Policy

        Prudential Assurance's board of directors, with the advice of its appointed actuary, determines the amount of annual and terminal bonuses to be declared each year on each group of contracts.

        When determining policy payouts, including terminal bonuses, Prudential follows an actuarial practice of considering "asset shares" for specimen policies. Asset shares broadly reflect the value of premiums paid in respect of a policy accumulated at the investment return on the assets Prudential notionally attributes to the policy. In calculating asset shares, Prudential takes into account the following items:

  •
  the cost of mortality risk and other guarantees (where applicable),

  •
  the effect of taxation,

  •
  expenses, charges and commissions,

  •
  the proportion of the amount determined to be distributable to shareholders, and

  •
  the surplus arising from surrenders and non-participating business included in the with-profits fund.

        However, Prudential does not take into account the surplus assets of the long-term fund, or their investment return, in calculating asset shares. Asset shares are used in the determination of terminal bonuses together with policyholders' reasonable expectations, the need to smooth claim values and payments from year to year and competitive considerations.

        Prudential is required by UK law and regulation to consider the reasonable expectations of its policyholders in setting bonus levels. The concept of policyholders' reasonable expectations is established by statute but is not defined. In practice, it provides one of the guiding principles for decision-making in respect of with-profits products.

        The overall return to policyholders is an important competitive measure for attracting new business. The ability to declare competitive bonuses depends, in part, on the financial strength of Prudential Assurance's long-term fund, enabling it to maintain high levels of investment in equities and real estate, which have historically provided a return in excess of fixed interest securities.

        In 2001, Prudential declared total bonuses of £3,100 million from Prudential Assurance's long-term fund of which £2,790 million was added to with-profit policies and £310 million was distributed to shareholders. This reflects annual bonus rates of 4% for the Prudence Bond and 4.5% for personal pensions. In 2000, Prudential declared total bonuses of £3,103 million, of which £2,796 million was added to with-profit policies and £307 million was distributed to shareholders. This reflected regular bonus rates of 4.5% for the Prudence Bond and 5% for personal pensions. In 1999, Prudential declared total bonuses of £3,040 million, of which £2,736 million was added to with-profit policies and £304 million was distributed to shareholders. This reflected regular bonus rates of 4.75% for the Prudence Bond and 5.25% for personal pensions.

        The SAIF fund declared total bonuses in 2001 of £690 million, compared to £641 million in 2000 and £641 million in 1999. Shareholders have no interest in profits from the SAIF fund, although they are entitled to the investment management fees paid by this business. For greater detail on the SAIF fund, see "—The SAIF Sub-fund and Accounts" below.

        The FSA and HM Treasury are currently conducting independent reviews of with-profits business in the United Kingdom. See "Supervision and Regulation of Prudential—UK Supervision and Regulation".

Surplus Assets in Prudential Assurance's Long-term Fund

        Surplus assets are the assets of Prudential Assurance's long-term, with-profits fund less non-participating liabilities and the policyholder asset shares aggregated across with-profits policies, and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs and guarantees. Thus surplus assets are amounts in the long-term fund in excess of what Prudential expects to pay to policyholders.

        These surplus assets have accumulated over many years from a variety of sources and provide the long-term fund with working capital. This working capital permits Prudential to invest a substantial portion of the assets of the long-term fund in equities and real estate, smooth investment returns to with-profits policyholders, keep Prudential's products competitive, write new business without being constrained as to cash flows in the early years of the policy, and demonstrate solvency.

        In addition, Prudential can use surplus assets to absorb the costs of significant events, such as fundamental strategic change in its long-term business and, as approved by the UK regulator, the cost of Prudential's pension mis-selling, without affecting the level of distributions to policyholders and shareholders. The costs of fundamental strategic change may include investment in new technology, redundancy and restructuring costs, cost overruns on new business and the funding of other appropriate long-term insurance related activities including acquisitions.

        The aggregate with-profits policyholder asset shares upon which the calculation of surplus assets is based are not used in any form of external reporting or for internal financial reporting and do not form part of Prudential's accounting books and records. Asset share methodology has evolved only over the past 20 to 30 years to assist in the determination of bonus rates. Unlike the calculations for determining bonuses, the calculation of aggregate with-profits asset shares requires calculations to be performed in respect of all in-force with-profits policies. These calculations depend upon the experience of each current with-profits policy in respect of mortality, expenses, investment returns, taxation and transfers to shareholders over the duration that the policy has been in force. As Prudential does not have the detailed historical data for all policies required to calculate a precise aggregate asset share for each class of policy, Prudential can only estimate the overall aggregate asset share and hence can only estimate surplus assets.

        The size of the surplus assets reflects both the investment performance on the with-profits fund assets and any change over the year in the amounts which Prudential expects to pay to policyholders. This latter amount includes both the aggregate asset shares and the anticipated costs of smoothing and guarantees for the in-force with-profits business. The anticipated costs of smoothing and guarantees depend upon the projection of claim values and asset shares, and hence on assumptions about future experience. By their nature, assumptions about the future may vary from year to year and hence the anticipated costs of smoothing and guarantees will tend to fluctuate from year to year. Prudential estimates that at December 31, 2001, its surplus assets, after taking into account pension mis-selling costs and the anticipated costs of fundamental strategic change, were in the range of £6 billion to £8 billion.

        In recent years, a number of UK life insurance companies have reached agreement with the relevant UK supervisory authority to permit them to attribute a proportion of the surplus assets in their long-term funds to their shareholders while retaining it in their long-term funds. To date, the supervisory authority has permitted companies to distribute only a modest proportion of the amounts attributed to them.

        Prudential continues to pursue opportunities to resolve the ultimate attribution of the surplus assets in the main with-profits fund, and have, since 1996, been discussing this attribution with the relevant UK supervisory authorities. The attribution of surplus assets has also been a subject of public debate in the United Kingdom. This may or may not result in a portion of the surplus assets in the main with-profits fund being attributed solely to shareholders. See "—Legal Proceedings—Prudential Assurance—Surplus Assets" below.

        The amount and timing of any attribution to shareholders is sufficiently uncertain that it is not possible to accurately estimate any potential attribution. In addition, it is likely that if any surplus assets are attributed to shareholders they will remain in the long-term fund to support the long-term business, and accordingly, they are unlikely to be distributed to shareholders for some considerable period of time, if at all.

Depletion of Surplus Assets and Shareholders' Contingencies

        As a proprietary insurance company, Prudential remains liable to meet its obligations to policyholders even if the assets of its long-term fund are insufficient to do so. The surplus assets in Prudential's long-term fund could be materially depleted over time, by, for example, a significant or sustained equity market downturn, significant fundamental strategic change costs, or material increases in the pension mis-selling provision. In the unlikely circumstance that the depletion of the surplus assets within the long-term fund was such that Prudential believed that its ability to satisfy policyholders' reasonable expectations was adversely affected, it might become necessary to restrict the annual distribution to shareholders or for Prudential to contribute shareholders' funds to the long-term fund to provide financial support.

The SAIF Sub-Fund and Accounts

        The SAIF sub-fund is a ring-fenced sub-fund of Prudential Assurance's long-term fund and was formed following the acquisition of Scottish Amicable in 1997. No new business may be written in SAIF, although regular premiums are still being paid on policies in-force at the time of the acquisition and "top-ups" are permitted on these policies.

        This fund is solely for the benefit of those Scottish Amicable Life Assurance Society policyholders whose policies were transferred to SAIF. Shareholders have no interest in the profits of this fund, although they are entitled to the investment management fees paid on this business. The brand name and rights to profit on new business were transferred to a new Prudential subsidiary, Scottish Amicable Life plc, which operates for the benefit of shareholders.

        At the time of the acquisition, Prudential Assurance's long-term fund made payments of £276 million to the SAIF sub-fund for the unit-linked life business and non-participating life business and the future profits from unitized with-profits life business. Prudential Assurance also agreed to set up a memorandum account of £1.3 billion that is considered in determining SAIF's investment policy. The sub-fund pays an annual charge to the other part of Prudential Assurance's long-term fund with respect to this memorandum account.

        Prudential Assurance's long-term fund made a further payment of £185 million to qualifying Scottish Amicable Life Assurance Society policyholders for the use of the Scottish Amicable brand and future expense synergies. This payment will be recovered by the long-term fund by means of a combination of a service agreement and a license fee agreement with Craigforth Services Limited, a shareholder-owned service company set up at the time of the acquisition.

        In addition to the payments described above, shareholders paid £415 million to qualifying Scottish Amicable Life Assurance Society policyholders representing goodwill, and £70 million for certain Scottish Amicable Life Assurance Society strategic investments.

        The SAIF sub-fund has not been affected by the decision taken to no longer sell under the Scottish Amicable brand. See "—UK Restructurings".

Non-participating Business

        The vast majority of Prudential-branded non-participating business is written in Prudential Assurance's long-term fund or by subsidiaries owned by the fund. Prudential's principal non-participating business is Prudential Annuities Limited. The profits on this business are attributable to the fund and not to shareholders, although indirectly shareholders get one ninth of additional amounts paid to policyholders. In 2001, Prudential started to write new bulk annuity and individual external annuity business through Prudential Retirement Income Limited (PRIL), from which the profits are attributed solely to shareholders.

        The unit-linked business written by Scottish Amicable Life plc and Scottish Amicable Life International is written against capital provided by shareholders. All profit from these businesses goes to shareholders.

        Small amounts of long-term sickness and accident cover are written against capital provided by shareholders and, accordingly, all profit on this business goes to shareholders.

Compliance

        From December 1, 2001, the FSA took formal responsibility for the regulation and supervision of all Prudential's authorized UK insurance, investment and banking businesses under the Financial Services and Markets Act 2000, as described in greater detail under "—Supervision and Regulation of Prudential—UK Supervision and Regulation".

        During 2001, the various UK regulators whose functions had been absorbed into the FSA merged their supervisory teams dealing with Prudential's businesses into one team in the FSA's Major Financial Groups Division. Matters being dealt with by the previous supervisors were taken up by the new team and an induction program has been undertaken to help familiarize the new team with each of Prudential's UK businesses. In addition, the FSA takes a view of the group's management of its non-UK businesses, in order to understand how group-wide risks are managed and their potential impact on UK regulated businesses. This helps the FSA meet its statutory objectives.

        Within Prudential's UK businesses, matters arise from time to time as a result of inspection visits or other regulatory activity, which need to be discussed or resolved with the regulators. At any one time, there are a number of these issues and Prudential ensures that programs of corrective activity are discussed and agreed with the appropriate regulator, that such programs are properly planned, managed and resourced (using external resources as necessary), that, where appropriate, policyholders who have been disadvantaged are properly compensated and that progress is reported to the regulators on a regular basis. The issues that affect Prudential are set out below. Some of these are industry-wide.

Mortgage Endowment Products

        One industry issue concerns low-cost endowments related to repayment of residential mortgages. At sale, the initial sum is set at a level such that the projected benefits assured, including an estimate of the annual bonus receivable over the life of the policy and allowing for an estimate of the expenses to be charged, will equal or exceed the mortgage debt. Because of a decrease in expected future investment returns since relevant policies were sold, the UK regulator is concerned that the maturity value of some policies will be less than the mortgage debt. The UK regulator has worked with industry representatives to devise a program whereby companies will write to customers indicating if they may have a possible anticipated shortfall and outlining the actions customers can take to prevent this possibility. The Group's main exposure to mortgage endowment in this respect is through Scottish Amicable's ringfenced SAIF with-profits sub-fund established for policies written before its acquisition by Prudential in 1997.

        The FSA issued a report in March 2001 raising concerns regarding Scottish Amicable's conduct of sales of these products by its tied agents since 1999. Prudential has agreed to review business written up to February 2001 to identify cases where customers may have been disadvantaged and to offer rectification. If necessary, certain cases before 1999 may also be reviewed. In addition, the FSA is considering whether disciplinary action should be taken against Scottish Amicable. Scottish Amicable withdrew from the mortgage endowment product market in April 2001 and disbanded its network of tied agents in September 2001.

Pension Mis-selling

        In 1988, the UK government introduced new pensions legislation in the UK Income and Corporation Taxes Act 1988 intended to encourage more individuals to make their own arrangements for their pensions. During the period from April 1988 to June 1994, many individuals were advised by insurance companies, IFAs and other intermediaries to not join, to transfer from, or to opt out of their occupational pension schemes and to invest in private pension products. The UK regulators subsequently determined that many individuals were incorrectly advised and would have been better off not purchasing the private pension product sold to them. Industry participants are responsible for compensating the persons to whom pensions were mis-sold.

        The UK regulators have established a program for the pension industry that provides the framework for reviewing cases of mis-selling, determining the appropriate remedial action and apportioning costs of remedial action and associated expenses. The UK regulators have divided the review into two phases. Phase 1 cases, originally referred to as priority cases, consist primarily of cases where the investor was close to retirement or had died or retired since purchasing the pension product. Phase 2 cases, originally referred to as non-priority cases, are primarily younger investors who have retirement dates that are not near-term. The regulators established deadlines for reviewing cases and have the power to impose sanctions where companies fail to meet the deadlines or otherwise do not comply with the regulators' guidelines for the resolution of cases of pension mis-selling.

        In line with other industry participants, Prudential has been working with regulators to resolve cases of pension mis-selling. Prudential continues to review potential cases of mis-selling to determine what remedial action needs to be taken. The review of potential cases of mis-selling is difficult, requiring a complicated comparison of the value of the pension product provided to the value of the pension that the individual would have had if the individual had joined or remained with an occupational scheme. This is further complicated by the fact that the comparisons are dependent on information that has to be obtained from third parties.

        Prudential is not permitted to offer cash to its customers affected by pensions mis-selling. The preferred form of redress is reinstatement to the occupational pension scheme, but where this is not possible, Prudential has either enhanced the benefits under the personal pension or issued investors with a "guarantee". The nature of these "guarantees" is such that Prudential will guarantee that the value of the benefits payable under a personal pension will be at least equal to the value of the benefits that would have been provided by the occupational pension scheme.

        In 1997, Prudential was criticized by the regulators for the conduct of Phase 1 of its pensions review. The regulator then carried out a visit in early 1999 and raised concerns relating to the proper completion of certain aspects of this phase. Those concerns were the subject of a further review by external consultants on behalf of the regulator and Prudential from August 1999 to March 2001. In October 2001, Prudential was fined £650,000 for delays in making payments of redress to supplement pension policy benefits of those who had retired and the beneficiaries of those who had died, and for deficiencies in its record keeping. A process for settling all outstanding Phase 1 cases has been agreed with the FSA.

        Phase 2 began in 1999 and Prudential is on schedule to complete this phase by June 30, 2002 under the timetable imposed by the UK regulators. This may include the issue of a limited number of guarantees, for which permission has been requested from the FSA.

        In connection with the pension mis-selling review, Prudential established an initial provision in 1994 that was increased to £1,100 million by 1999. Subsequent movements in the pension mis-selling provision have been as follows:

	Year Ended December 31,
	2001	2000	1999
	(In £ Millions)
Balance at January 1	1,475	1,700	1,100
Changes due to expanded scope of review	—	—	202
Changes to actuarial assumptions and method of calculation	(89)	(117)	261
Increase in provision for administrative expenses	—	50	190
Discount unwind	89	102	66
Redress to policyholders	(273)	(134)	(73)
Payments of administrative expenses	(137)	(126)	(46)

Balance at December 31	1,065	1,475	1,700

        In 2001, the provision for pension mis-selling decreased by £410 million compared to a decrease of £225 million in 2000. The reasons for this movement are highlighted below.

        In 1999, the scope of the pension mis-selling review was expanded by the UK regulator to include Phase 2 cases. As a result, Prudential increased the provision by £202 million to reflect the increase in the number of cases to be reviewed and the possible increase in the amount to be paid to policyholders. There were no changes in scope in 2000 and 2001.

        In 2001 and 2000, the liability was decreased by £89 million and £117 million respectively and in 1999, the liability was increased by £261 million, to reflect changes in the method of calculation resulting from new requirements issued by the UK regulator and changes in the interest rate and mortality assumptions used.

        The increase in the provision for administrative expenses of £50 million and £190 million in 2000 and 1999, respectively, reflects the additional administrative costs expected to be incurred predominantly due to the shortening of Prudential's deadline for completing the Phase 2 cases by the UK regulator from December 2004 to June 2002.

        The pension mis-selling liability represents the discounted value of future expected payments and as a consequence, to the extent that amounts have not been paid, the provision increases each year reflecting the unwind of the discount. The increase in the provision relating to unwind of the discount amounted to £89 million in 2001, £102 million in 2000 and £66 million in 1999.

        Prudential believes that, based on current information, the pension mis-selling liability, together with future investment return on the assets backing the liability, will be adequate to cover the costs of pension mis-selling as well as the costs and expenses of Prudential's pension review unit established to identify and settle such cases. The provision represents the best estimate of probable costs and expenses. However, there can be no assurance that the current provision level will not need to be increased. Prudential has estimated, based on current regulatory guidelines, that the discounted present value of reasonably possible losses might range up to an additional £65 million over that provided at December 31, 2001. This potential additional provision has been determined using more stringent assumptions, in respect of customer responses to mailings and redress in comparison to external occupational schemes, applied to those cases identified at December 31, 2001.

        The calculation of the pension mis-selling provision is dependent upon a number of assumptions and requirements provided by the UK regulator. Throughout the pension mis-selling review process, the UK regulator has made changes to its requirements. Therefore, it is not possible to predict any additional changes to its requirements and any resultant changes to the provision that might be made in the future.

        As approved by the UK regulator, the total cost of Prudential's pension mis-selling, including the fine referred to above, is funded from the surplus assets of Prudential Assurance's with-profits fund and not from amounts set aside to fund expected future payments to existing policyholders and the related shareholder transfers. Given the strength of the with-profits fund, Prudential believes that charging the provision to the surplus assets in the fund will not have an adverse impact on the levels of bonuses paid to policyholders or their reasonable expectations. In the unlikely event that this proves not to be the case, Prudential intends that appropriate support would be provided to the long-term fund from shareholders. In view of the uncertainty, it is not practicable to estimate the level of this potential support.

        Mis-selling of personal pension products has not been limited to company salesforces. Tied agents, including some of the tied agents of Scottish Amicable Life Assurance Society, have also been found to have mis-sold personal pension products. Compensation in respect of mis-selling by Scottish Amicable Life Assurance Society tied agents is being paid from the "ring-fenced" SAIF with-profits sub-fund established for this business.

Free Standing Additional Voluntary Contribution Business

        In February 2000, the UK regulator ordered a review of Free Standing Additional Voluntary Contribution business, which constitutes sales of personal pensions to members of company pension schemes. Individuals who have purchased these pensions instead of the Additional Voluntary Contributions ("AVC") scheme connected to their company's pension scheme may have been in a better financial position by investing their money, and any matching contributions from their employers, in their company's AVC scheme. The purpose of the UK regulator's review is to ensure that any employees disadvantaged due to not being properly informed of the benefits foregone from not investing in their AVC scheme are compensated.

        The review requires companies to identify relevant investors and contact them offering to review their individual case. As a result of the work completed to date, Prudential has established a provision at December 31, 2001 of £42 million. The deadline for completing the reviews is December 31, 2002, with an interim deadline of 90% of cases completed by June 30, 2002. Prudential is discussing with the FSA delays by pension schemes in responding to requests for information.

        Prudential believes that, based on current information, the provision, together with future investment return on the assets backing the provision, will be adequate to cover the costs of reviewing Free Standing Additional Voluntary Contribution business as well as the costs and expenses of Prudential's review unit established to identify and settle such cases. The provision represents Prudential's best estimate of probable costs and expenses. However, there can be no assurance that the current provision level will not need to be increased.

Guaranteed Annuities

        During the 1970s and 1980s, life insurance companies sold personal and corporate pension policies with a guaranteed annuity rate on maturity. Due to prevailing bond yields in the late 1990s, the guaranteed levels of typically £110 per annum for a lump sum of £1,000 is now significantly above the prevailing market level (around £80 per £1,000). Prudential Assurance did not sell significant volumes of these products and has established a provision of £34 million to honor the guarantees on the products sold. Scottish Amicable Life Assurance Society sold significant volumes of these policies and provisions of £756 million have been established within the segregated with-profits SAIF sub-fund to deal with this exposure. Accordingly, this provision has no impact on shareholders.

US Business

        Prudential conducts its US insurance operations through Jackson National Life Insurance Company and its subsidiaries. The US operations also include PPM America, Prudential's US internal and institutional fund manager, Prudential's US broker-dealer operations (National Planning Corporation, SII Investments, Inc., IFC Holdings, Inc. and Investment Centers of America, Inc.) and Jackson Federal Bank, Prudential's savings and loan institution. At December 31, 2001, Prudential's US operations had approximately 1.5 million policies and contracts in effect and £30.3 billion of funds under management in the United States. In 2001, total new business premiums were £4,634 million and operating profit before amortization of goodwill and tax was £298 million.

US Market Overview

        The United States is the world's largest life insurance market in terms of premiums. Many of the factors that have affected the UK life insurance market in recent years, such as an ageing population and strong economic conditions, have also affected the US market. Uncertainties surrounding the adequacy of public and private pensions benefits are increasing the incentive to fund a secure retirement privately, and the demand for income products is also expected to increase as the baby boomer generation and its parents age.

        Despite favorable demographics, the US insurance industry faces a number of challenges, both from within and outside of the industry. The life insurance business is projected to grow only slowly, if at all, and competition is fierce. While the growth prospects for the annuity industry are more favorable, there are many players fighting for market share. Likewise, there is competition for retirement savings from other financial services providers, in particular, mutual fund companies and banks.

        Mutual fund companies have set the standard for cost structure and service in the US financial services industry. Mutual fund products are inherently less complex, permitting providers to have a cost structure that allows more of the investment returns generated by the investment portfolios to flow to the customer. This fact and the relatively strong historical financial markets over recent years have resulted in the long-term trend of mutual fund companies taking market share from both banks and insurance companies.

        There has been increasing convergence between US retail financial services providers as regulatory barriers have begun to erode and competition in the US life insurance industry has increased. Overcapacity in the industry generally has also contributed to competitive pricing and fueled consolidation, presenting opportunities to companies with financial strength and below industry-average cost structures.

        The US markets witnessed a year of unprecedented uncertainty in 2001, with equity markets suffering significant declines and bond defaults reaching record levels. Like its competitors, Jackson National Life was affected by these market forces. However, long-term demographic trends in the United States are favourable and Prudential has continued to develop and enhance its product range and distribution channels to ensure that it is well placed to benefit from the anticipated growth in the US financial services market.

Products

        The demographic factors described above, as well as the increased reliance on defined contribution plans (such as 401(k) plans), have resulted in a shift in the financial services market. This shift has been away from risk protection products, such as traditional life insurance, to tax deferred savings (or asset accumulation) products, such as fixed and variable annuities. These products tend to be spread or fee-based and have accounted for a significant portion of the growth in the US insurance industry in recent years.

        When life insurance and annuity products initially became popular in the United States, they were interest-rate based and provided a minimum guaranteed rate of return. However, declining interest rates eroded the after-tax benefits of these products. Meanwhile, up until 2000 there was significant growth in equity markets. As a result, equity-based and equity-linked products, with and without guarantees, have become increasingly important product offerings. Reflecting this shift, industry sales of individual variable annuity products grew from $29 billion in 1992 to $128 billion in 2000, a compound annual growth rate of 20.7%. During the same period, industry individual variable annuity assets grew from $212 billion to $971 billion, a compound annual growth rate of 20.9%.

        The mutual fund industry has also benefited from the shift to equity-based products. The strong equity markets in the late 1990s fueled a growth in assets under management, both through investment returns and increased contributions from the retail sector. In particular, fund managers with strong brands and investment performance have provided strong competition for individuals' retirement savings.

        The above trends reversed in 2001, when, for the first time in twelve years, industry-wide variable annuity sales did not increase. Industry-wide sales of variable annuities in 2001 fell to $113 billion, and variable annuity assets were also down to $883 billion, due to low in-flows and a decrease in equity prices. Primarily as a result of falling equity markets, Jackson National Life's sales of variable annuities in 2001 were £768 million ($1,106 million), down 55% from 2000.

Distribution

        Traditionally, insurance companies distributed their products through career or independent agencies. The career agencies typically received office space, training and administrative support from the sponsoring insurance company in return for directing a significant portion of their business to them. Independent agencies may receive some support from a specific insurance company, but are typically not required to specifically sell their products. The independent agencies have the ability to sell products from any insurance company.

        In contrast, broker-dealers are licensed to sell products regulated by the Securities and Exchange Commission, such as variable annuities. Broker-dealers maintain "panels" of preferred providers for each type of product. Broker-dealers are often organized into firms and networks typically depending on size and function. These consist of large broker-dealers specializing in security sales and underwriting, regional broker-dealers who sell securities and perform some underwriting functions, and independent broker-dealers who primarily specialize in financial planning activities. Recently, there has been an industry trend towards insurance companies owning financial planner broker-dealers.

        Until recently, regulatory barriers prohibited banks from developing and selling their own insurance products. Banks have therefore generally developed favorable supplier relationships with insurance companies and distributed their products through bank branches. These barriers to entry have begun to diminish, and alliances such as Citigroup are developing the bancassurance model in the US market.

        Direct distribution is relatively mature in the United States. Consumers are accustomed to purchasing less complex retail financial products remotely, both by telephone and via the internet. The mutual fund providers have led this expansion within the retail financial services industry, setting the standard for cost structure and service.

Jackson National Life

        Jackson National Life is a leading provider of long-term savings and retirement products to retail and institutional customers throughout the United States. Jackson National Life offers variable annuities, equity-indexed annuities, individual fixed annuities, life insurance and stable value products. By developing and offering a wide variety of products, Jackson National Life believes that it has positioned itself to compete effectively in various stock market and interest rate environments. Jackson National Life markets its retail products through various distribution channels, including independent agents, broker-dealer firms, including financial planners, and banks.

        The interest-sensitive fixed annuities, equity-indexed fixed annuities, immediate annuities and life insurance products are sold through independent agents, broker-dealers and banks. For variable annuity products, which can only be sold through broker-dealers licensed by the US National Association of Securities Dealers, Jackson National Life has selling agreements with such firms and is continuing to focus on its own broker-dealer distribution channel. Its group pension department sells stable value products.

Products

        The following table shows total new business premiums in the United States by product line and distribution channel for the periods indicated, and policyholder reserves by product line. Total new business premiums include deposits for investment contracts with limited or no life contingencies.

	Year Ended December 31,
				Policyholder Reserves At December 31, 2001
	2001	2000	1999
	(In £ Millions)
By Product
Annuities
Fixed annuities
Interest-sensitive	1,812	985	783	11,742
Equity-indexed	271	409	431	1,778
Immediate	87	71	43	773
Variable annuities	768	1,709	1,187	4,234

Total	2,938	3,174	2,444	18,527

Life insurance	22	25	24	3,697

Stable value products
GICs and funding agreements	170	365	994	2,539
Medium term note funding agreements	1,504	1,291	624	3,144

Total	1,674	1,656	1,618	5,683

Total	4,634	4,855	4,086	27,907

By Distribution Channel
Independent agents	1,139	1,099	942
Bank	1,052	631	467
Broker dealer	769	1,469	1,059
Group pension department	1,674	1,656	1,618

	4,634	4,855	4,086

  Annuities

        The annuity products offered include:

  •
  fixed annuities, including:

    —interest-sensitive,

    —equity-indexed, and

    —immediate annuities, and

  •
  variable annuities.

  Fixed Annuities

  Interest-sensitive Annuities

        In 2001, interest-sensitive fixed annuities accounted for 39% of total new business premiums and 42% of policyholder reserves of the US operations. Interest-sensitive fixed annuities are primarily deferred annuity products that are used for retirement planning and for providing income in retirement. They permit tax-deferred accumulation of funds and flexible payout options.

        The policyholder of an interest-sensitive fixed annuity pays Jackson National Life a premium that is credited to an accumulation account. Periodically, interest is credited to the accumulation account and in some cases administrative charges are deducted from the accumulation account. Jackson National Life makes benefit payments at a future date as specified in the policy based on the value of the accumulation account at that date.

        The policy provides that at Jackson National Life's discretion it may reset the interest rate on each policy anniversary, subject to a guaranteed minimum. By law, the minimum guarantee may not be less than 3% but for some older business it may be higher.

        When the annuity matures, Jackson National Life either pays the amount in the accumulation account to the policyholder or begins making payments in the form of an immediate annuity product, in accordance with the policyholder's instructions. Fixed annuity policies provide for surrender charges to be assessed on surrenders generally for the first seven to nine years of the policy.

        Approximately 21% of the interest-sensitive fixed annuities Jackson National Life wrote in 2001 provide for an adjustment, referred to as a market value adjustment, on surrenders in the surrender period of the policy, typically for the first nine years. This adjustment does not depend on the performance of specific assets (as in a variable annuity), but is linked to a formula that helps to match the surrender value to the value of the accumulation account at the time of surrender. The minimum guaranteed rate is not affected by this adjustment.

        Jackson National Life bears the investment and surrender risk on interest-sensitive fixed annuities, and its profits come from the spread between the yield on investments and the interest credited to policyholders less initial and recurring management expenses.

  Equity-indexed Annuities

        In recent years, Jackson National Life's fixed annuity sales have benefited from the introduction of equity-indexed annuity products. In 2001, Jackson National Life maintained a top five market position in the sale of equity-indexed annuities in the United States based on gross premiums. During that period, equity-indexed annuities accounted for 6% of total new business premiums and 6% of policyholder reserves of US operations.

        Equity-indexed annuities are deferred annuities that enable policyholders to obtain a portion of an equity-linked return but provide a guaranteed minimum return. Jackson National Life guarantees an annual minimum interest rate of 3%, but actual earnings may be higher and are based on a participation (referred to as the index participation rate) in an equity index over its term. Jackson National Life may reset the index participation rate for each premium deposit. The participation rate set applies for the term selected.

        Jackson National Life hedges the equity return risk on equity-indexed products by purchasing futures and options on the relevant index. The cost of these hedges is taken into account in setting index participation rates. Recent volatility in the equity markets combined with lower bond yields has increased the cost of these hedges. In response, Jackson National Life has reduced its index participation rates on new business and developed new products with index participation rates that are less sensitive to changes in these variables.

        Jackson National Life bears the investment and surrender risk on equity-indexed fixed annuities. Profit arises from the difference between the premiums received plus the associated investment income and the combined costs of general expenses, purchasing fixed interest securities to fund the basic guaranteed liability and purchasing options to hedge the equity return element of the policy benefits.

  Immediate Annuities

        In 2001, immediate annuities accounted for 2% of total new business premiums and 3% of policyholder reserves of US operations. Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period of years or the life of the policyholder. If the term is for the life of the policyholder, then Jackson National Life's primary risk is mortality risk. This product is generally used to provide a guaranteed amount of income for policyholders and is used both in planning for retirement and in retirement itself. Jackson National Life expects the market for this product to grow as more people reach retirement age. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and is guaranteed for the term of the annuity.

  Variable Annuities

        Jackson National Life began offering variable annuity products in 1995. In 2001, variable annuities accounted for 17% of total new business premiums and 15% of policyholder reserves of US operations. These sales were down 55% on the prior year reflecting a downturn in industry variable annuity sales due to volatile equity markets. Variable annuities are deferred annuities that have the same tax advantages and payout options as interest-sensitive and equity-indexed fixed annuities. They also are used for retirement planning and to provide income in retirement.

        The primary differences between variable annuities and interest-sensitive and equity-indexed fixed annuities are investment risk and return. If a policyholder chooses a variable annuity, the rate of return will depend upon the performance of the underlying fund portfolio. The policyholder bears the investment risk except for fixed account options, where Jackson National Life guarantees a minimum fixed rate of return. In most cases, variable annuities also offer various types of elective enhanced death benefits, guaranteeing that on death the policyholder receives a minimum value regardless of past market performance. These guaranteed death benefits might be expressed as the highest past anniversary value of the policy, or as the original premium accumulated at a fixed rate of interest.

        Jackson National Life credits premiums on variable annuities to a separate account. The policyholders determine how the premiums will be allocated by choosing to allocate all or a portion of their accounts either to a variety of variable sub-accounts, with a choice of investment managers, or to guaranteed fixed-rate options. The value of the portion of the separate account allocated to variable sub-accounts fluctuates with the underlying investment. Jackson National Asset Management, LLC, earns fee income as the investment adviser for the underlying funds and has retained the services of a number of other investment advisers to act as sub-advisers to Jackson National Life.

        Variable annuity products are backed by specific assets that are held in a separate account. The assets in this separate account are legally "ring-fenced" and do not form part of the assets in the US general account, which backs the remainder of the insurance business in the United States. Amounts held in the separate account are not chargeable with liabilities arising out of any other business Jackson National Life may conduct. All of the income, gains or losses from these assets less specified management charges are credited to or against the policies and not any other policies that Jackson National Life may issue.

        Jackson National Life earns fee income through the sale, investment and administration of the variable account options of variable annuity products. It also earns income on the spread between the interest credited on the fixed rate account and the investment income on the funds allocated to the accounts.

Life Insurance

        Reflecting the competitive life insurance market place and the overall trend towards asset accumulation products, Jackson National Life's life insurance products accounted for less than 1% of the total new business premiums and 13% of policyholder reserves of US operations in 2001. The products offered include term life insurance and interest-sensitive life insurance. Each of these types of insurance policies can be modified using several options and riders to provide particular benefits, including waiver of premium, accidental death benefit, supplemental term insurance and guaranteed purchase options.

Stable Value Products

        Stable value products are guaranteed investment contracts (GICs) and funding agreements. In 2001, stable value products accounted for 36% of total new business premiums and 20% of policyholder reserves of US operations. Jackson National Life began marketing GICs to institutional investors in December 1995. The GICs are marketed by its group pension department to defined contribution pension and profit-sharing retirement plans. Funding agreements are marketed to institutional investors, including corporate cash accounts and securities lending funds, as well as money market funds. At December 31, 2001, Jackson National Life was a top ten provider of stable value business in terms of general account sales.

        Four types of stable value products are offered:

  •
  traditional GICs,

  •
  funding agreements,

  •
  medium term note funding agreements, and

  •
  synthetic GICs.

Traditional Guaranteed Investment Contracts

        Under a traditional GIC, the policyholder makes a lump sum deposit. Interest is paid on the deposited funds, usually on a quarterly basis. The interest rate paid is fixed and is established when the contract is issued.

        Traditional GICs have a specified term, usually two to three years, and typically provide for phased pay outs. Jackson National Life tailors the scheduled pay outs to meet the liquidity needs of the particular retirement plan. If deposited funds are withdrawn earlier, an adjustment is made that approximates a market value adjustment.

        Jackson National Life sells GICs to retirement plans, in particular 401(k) plans. The traditional GIC market is extremely competitive. This is due in part to competition from synthetic GICs.

Funding Agreements

        Under a funding agreement, the policyholder either makes a lump-sum deposit or makes specified periodic deposits. Jackson National Life agrees to pay a rate of interest, which may be fixed but which is usually a floating short-term interest rate linked to an external index. Interest is paid quarterly to the policyholder. The average term for the funding agreements is one to two years. At the end of the specified term, policyholders typically re-deposit the principal in another funding agreement. Jackson National Life makes its profit on the spread between the yield on its investment and the interest rate credited to policyholders.

        Typically, brokerage accounts and money market mutual funds are required to invest a portion of their funds in cash or cash equivalents to ensure sufficient liquidity to meet their customers' requirements. The funding agreements permit termination by the policyholder on 7 to 90 days notice, and thus qualify as cash equivalents for the clients' purposes. Funding agreements terminable by the policyholder with less than 90 days notice account for 0.7% of Jackson National Life's total policyholder reserves.

Medium-Term Note Funding Agreements

        Jackson National Life has also established European and Global medium-term note programs that access new markets for Prudential. The notes offered may be denominated in any currency. Notes are issued to institutional investors by a special purpose vehicle and are secured by funding agreements issued by Jackson National Life.

Synthetic Guaranteed Investment Contracts

        Under a synthetic GIC, the policyholder does not deposit any funds with Jackson National Life. Instead, the policyholder continues to own its plan assets and Jackson National Life agrees to guarantee that the plan will have sufficient liquid funds to meet its obligations to its participants.

        This guarantee is provided for a fee. The event that could, in practice, cause a payment to be made under this guarantee would be an unexpected surge of withdrawals by scheme members at a time when asset values are depressed. This risk is mitigated through careful underwriting and through a number of features associated with these contracts, including controls on the plan's investments, requirements for "buffer funds" to absorb unexpected fluctuations in member withdrawals and, for most contracts, experience rating of the crediting rates granted to scheme members.

        Jackson National Life sells its synthetic GICs to retirement plans primarily as an accommodation for its existing customers and therefore does not expect this business to grow much, if at all, beyond its current size. At December 31, 2001, Jackson National Life guaranteed £22 million ($31 million) of synthetic GICs. Because Jackson National Life does not own the assets underlying synthetic GICs, it does not recognize premium income or establish reserves, but it does recognize fee income.

Distribution and Marketing

        Jackson National Life distributes products in all 50 states of the United States and in the District of Columbia, although not all products are available in all states. Operations in the State of New York are through a New York insurance subsidiary.

        Jackson National Life has focused on independent distribution systems and has avoided the fixed costs associated with recruiting, training and maintaining employee agents. It supports its network of independent agents and brokers with education and training programs. A substantial portion of the costs associated with generating new business are not fixed costs but vary directly with the level of business produced. As a result, industry figures show that the costs are low relative to other US insurers.

        In recent years Jackson National Life has been actively diversifying the methods by which it distributes its products. In part, this diversification of distribution reflected the strategy of product diversification. For instance, variable annuities can only be sold by registered broker-dealers and stable value products are targeted at institutions and direct plan sponsors and intermediaries acting on their behalf. Jackson National Life has developed and tailored its distribution capabilities accordingly.

        Jackson National Life offers internet-based support to its broker-dealers. It continues to expand its internet-based services, increasing amounts of information available for both customers and agents.

Independent Agents

        The insurance and fixed annuity products are distributed through independent agents located throughout the United States. These 40,000 licensed insurance agents or brokers, who also may represent other companies, are supported by eight regional marketing offices. Jackson National Life has continued to review its ranks of licensed agents during the year, actively identifying non-performing agents and not relicensing them. This initiative is aimed at improving Jackson National Life's ability to service its top agents and assist them in increasing their productivity. Jackson National Life generally deals directly with writing agents and brokers thereby eliminating intermediaries, such as general agents. This distribution channel, called "Deal Direct", has enabled it to generate significant volumes of business on a low, variable cost basis.

        Jackson National Life is responsible for providing agents with product information and sales materials.

Broker-dealers

        Jackson National Life Distributors, Inc., a broker-dealer, is the primary wholesale distribution channel for the variable annuity products. Jackson National Life Distributors also sells equity-indexed annuities and fixed annuities. An internal network of wholesalers supports this distribution channel. These wholesalers meet directly with broker-dealers and financial planners and are supported by an extensive home office sales staff. There are approximately 675 active selling agreements with regional and independent broker-dealer organizations throughout the United States. These selling agreements provide Jackson National Life with access to approximately 20,000 registered representatives.

        In January 2002, Jackson National Life opened a new wholesale distribution channel servicing the regional broker-dealer distribution channel. Jackson National Life is well suited to provide the type of customized sales attention required for this channel. There will be an emphasis on providing dedicated, specialized sales support, continuing education and tailored marketing solutions.

        In September 2000, Jackson National Life acquired IFC Holdings, Inc., which incorporated INVEST Financial Corporation and Investment Centers of America, Inc. Together with National Planning Corporation and SII Investments, Inc., Jackson National Life's existing broker-dealers, it has contracts with more than 2,300 registered representatives.

        Jackson National Life is responsible for training its broker-dealers, providing them with product information and sales materials and monitoring their activities from a regulatory compliance perspective.

Banks, Credit Unions and Other Financial Institutions

        Jackson National Life's Institutional Marketing Group distributes its annuity products through banks, credit unions and other financial institutions and through third-party marketing organizations that serve these institutions. Jackson National Life is a leading provider of annuities offered through banks and credit unions and works exclusively with more than 1,500 financial institutions, as well as all major third-party marketing organizations. Jackson National Life has established distribution relationships with medium-sized regional banks, which it believes are unlikely to develop their own insurance product capability.

Group Pension Department

        Jackson National Life markets its stable value products through its group pension department. It has direct contacts with banks, municipalities, asset management firms and direct plan sponsors. Stable value products are distributed and marketed through intermediaries to these groups.

Factors Affecting Pricing of Products and Asset Liability Management

        Jackson National Life prices products based on assumptions about future mortality, investment yields, expenses and persistency. Pricing is influenced by competition and by its objectives for return on capital. Although Jackson National Life includes a profit margin in the price of its products, the variation between the assumptions and actual experience can result in the products being more or less profitable than it was assumed they would be. This variation can be significant.

        Jackson National Life designs its interest-sensitive products and conducts its investment operations to match closely the duration of the assets in its investment portfolio with the annuity, whole life, universal life and guaranteed investment contract product obligations. Jackson National Life seeks to achieve a target spread between what it earns on its assets and what it pays on its liabilities by investing principally in fixed-rate securities and in options to match the equity-related returns under its equity-indexed products.

        Jackson National Life segregates its investment portfolio for certain investment management purposes and as part of its overall investment strategy into four parts: annuity without market value adjustment, fixed annuity with market value adjustment, equity-indexed annuities and stable value liabilities. The portfolios backing fixed annuities with and without market value adjustments have similar characteristics and differ primarily in duration. The portfolio backing the stable value liabilities has its own mix of investments that meet more limited duration tolerances. Consequently the stable value portfolio is managed to permit less interest rate sensitivity and limited exposure to mortgage-backed securities. At December 31, 2001, less than 6% of the stable value portfolio was invested in residential mortgage-backed securities.

        The fixed-rate products may incorporate surrender charges, market value adjustments, two-tiered interest rate structures or other limitations relating to when policies can be surrendered for cash, in order to encourage persistency. At December 31, 2001, approximately 73% of Jackson National Life's fixed annuity reserves had surrender penalties or other withdrawal restrictions. Substantially all of the stable value portfolio had withdrawal restrictions or market value adjustment provisions.

Underwriting

        The decision to underwrite a particular life policy depends upon the assessment of the risk to Jackson National Life represented by the proposed policy. The risk selection process is performed by the underwriters who evaluate policy applications on the basis of information provided by the applicant and other sources. Specific medical tests may be used to evaluate policy applications based on the size of the policy, the age of the applicant and other factors.

        Jackson National Life's underwriting rules and procedures are designed to produce mortality results consistent with the assumptions used in product pricing while providing for competitive risk selection.

Reserves

        Jackson National Life uses reserves established on a US GAAP basis as the basis for consolidation into Prudential's UK GAAP accounts.

        For the fixed and variable annuity contracts and stable value products, the reserve is the policyholder's account value. For the immediate annuities, reserves are determined as the present value of future policy benefits. Mortality assumptions are based on the 1983a Individual Annuitant Mortality Table. Interest rate assumptions currently range from 4.9% to 7.5%.

        For the traditional term life contracts, reserves for future policy benefits are determined using the net level premium method and assumptions as to mortality, interest, policy persistency and expenses. Mortality assumptions are primarily based upon the 1975-1980 Basic Select and Ultimate tables, and range from 50% to 90%, depending on underwriting classification and policy duration. Interest rate assumptions range from 6.0% to 9.5%. Persistency and expense assumptions are based on experience.

        For the interest-sensitive life reserves and single premium life reserves, reserves approximate the policyholder's accumulation account.

Reinsurance

        Jackson National Life reinsures portions of the coverage provided by its insurance products with other insurance companies under agreements of indemnity reinsurance. Reinsurance assumed from other companies is not material.

        Indemnity reinsurance agreements are intended to limit a life insurer's maximum loss on a large or unusually hazardous risk or to obtain a greater diversification of risk for the life insurer. Indemnity reinsurance does not discharge the original insurer's primary liability to the insured. Jackson National Life's reinsured business is ceded to numerous reinsurers and the amount of business ceded to any one reinsurer is not material. Typically, the reinsurers have a rating of A or higher.

        Jackson National Life limits the amount of risk it retains on new policies. Currently, the maximum risk that is retained on new policies is $1.0 million ($1.5 million on last survivor life business). Jackson National Life is not a party to any risk reinsurance arrangement with any reinsurer pursuant to which the amount of reserves on reinsurance ceded to such reinsurer equals more than 1% of total policy reserves.

        Beginning in late 1995, Jackson National Life entered into reinsurance agreements to cede 80% of its new level premium term life insurance business written in the United States to take advantage of competitive pricing in the reinsurance markets. Beginning January 1, 1999, it began to cede 90% of new writings of level premium term products. Jackson National Life intends to continue to cede a significant proportion of new term life insurance business for as long as pricing in the reinsurance markets remains favorable.

Policy Administration

        Jackson National Life provides a high level of administrative support for both new and existing policyholders. Jackson National Life's ability to implement new products quickly and provide customer service is supported by integrated computer systems that propose, issue and administer complex life-insurance and annuity contracts. Jackson National Life continues to develop its life insurance administration and underwriting systems and its fixed and variable annuity administration systems to enhance the service capabilities for both new and existing policies.

Jackson Federal Bank

        Prudential further diversified its business in the United States through the purchase in 1998 of a federally chartered savings association, First Federal Savings and Loan Association of San Bernardino, which is now called Jackson Federal Bank. The addition of a federally chartered savings association has resulted in an expanded product range in the United States and is expected to give Jackson National Life the option to roll out a wider range of banking products including loans, checking accounts and credit cards. In 2000, Jackson National Life further expanded its banking operations in the United States. In February 2000, Jackson National Life announced the acquisition of three Fidelity Federal Branches and in September 2000, Jackson National Life acquired Highland Bancorp Incorporated, the holding company for Highland Federal Bank, for $110 million. Highland Federal Bank and the three Fidelity Federal Branches were merged with and renamed as Jackson Federal Bank. As at December 31, 2001, assets totaled $1,426 million.

        Jackson Federal Bank, through its 14 retail branch offices located throughout the counties of Los Angeles, Orange and San Bernardino in Southern California, attracts deposits which together with borrowings and other funds provide loans secured by real estate and, to a lesser extent, purchase real estate related investment securities. Deposit accounts at December 31, 2001 totaled $837 million (£575 million).

        Jackson Federal Bank's asset growth is primarily derived from loans originated through four loan offices, and to a lesser extent loan purchases. As at December 31, 2001 loans receivable totaled $1,012 million (£696 million).

PPM America

        PPM America is Prudential's US fund management operation, with offices in Chicago and New York. Its primary focus is to manage funds for Jackson National Life and therefore the majority of funds under management are fixed interest in nature. PPM America has developed expertise in managing credit risk and has increasingly invested its funds in higher credit risk investments. Recently, PPM America has launched a number of institutional high yield and special investment vehicles to leverage these capabilities into new profitable areas.

Asian Business

        Prudential is Europe's leading life insurer in Asia. Only six years ago, Prudential's Asian presence was confined to Singapore, Hong Kong and Malaysia. Today, Prudential has a very strong regional presence with 21 operations in 12 countries, including top five market positions in eight of those operations (six in its life businesses and two in mutual funds).

Development of Prudential's Asian Business

        Prudential's Asian operations are managed by its Hong Kong-based regional head office. Prudential's operations in Asia date from 1923, when it opened a branch office in India, which served the Indian sub-continent and several Middle Eastern countries with historic ties to the United Kingdom. In 1924, Prudential opened a branch office in Malaysia. Prudential expanded into Singapore in 1931 and opened a branch office in Hong Kong in 1964. In 1956, Prudential's Indian operations were nationalized and, in 1984, the Malaysian government required Prudential to sell a majority interest in its Malaysian operations to a local company. Prudential began expanding again in Asia during the mid-1990s, establishing operations in Thailand, The Philippines and Indonesia. In 1998, Prudential re-entered the Indian market via a joint venture mutual fund operation. In 1999, Prudential entered Taiwan with the acquisition of a life insurance company and launched a greenfield life operation in Vietnam. In 2000, Prudential acquired a mutual fund company in Taiwan and launched greenfield life insurance operations in China and India.

        During 2001, Prudential continued its geographic expansion with the acquisition of Orico Life in Japan and YoungPoong Life in South Korea. Both of these operations have been re-branded PCA Life and Prudential is now building on these operationally and financially sound platforms. Prudential intends, in time, to gain significant market share in these countries, Asia's two largest life insurance markets. In addition, Prudential acquired Allstate's operations in Indonesia and The Philippines during 2001.

        Prudential's success in Asia derives from a unique combination of competitive advantages including its ability to invest for the long-term, an extensive understanding of local markets and their people, considerable experience of overcoming barriers to entry into new markets, and its ability to leverage the power and financial strength of Prudential's brand.

        Historically, Prudential's local agent salesforces have been its primary distribution channel and in 2001 it continued to achieve strong growth in sales through this channel. In addition, Prudential achieved strong growth through other distribution channels, including bancassurance and direct distribution, which together generated just over 16% of total new business insurance premiums, a significant increase on 2000. Prudential now has bank distribution agreements in place in nine countries in Asia.

        PPM Asia, Prudential's Asian fund management operation, has offices in Singapore, Hong Kong and Tokyo. At December 31, 2001, PPM Asia had £8.3 billion of funds under management. In addition Asia's mutual funds operations had £3.1 billion of funds under management at December 31, 2001.

        In line with Prudential's strategy of expanding its successful unit trust operations across the region, it launched Prudential Unit Trusts in both Malaysia and Singapore during 2001. These operations supplement Prudential's already successful and fast-growing mutual fund operations in India (ranked second by assets under management), Taiwan (ranked fourth by assets under management), and Japan.

        Hong Kong's Mandatory Provident Fund had its first full year of operation in 2001 and Prudential's joint venture with Bank of China International is now one of the market leaders in this market with an estimated 15% market share. In December 2001, BOCI-Prudential also launched its first unit trust in Hong Kong.

New Business Premiums

        Prudential experienced another year of strong growth in Asia in 2001. This was despite the anticipated slowdown in life insurance new business growth during the fourth quarter, as the global economic slowdown started to have an effect on the region. Sales of insurance products were £1,019 million in 2001, up 102% from 2000.

        The following table shows Prudential's Asian life insurance new business premiums and UK GAAP policyholder reserves by territory for the periods indicated. In this table "Other Countries" includes China, India, Thailand, Indonesia, South Korea, The Philippines, and Vietnam. The 1999 result includes two months of operations in Taiwan, acquired in 1999. Results for 2001 includes the post-acquisition results of Japan and South Korea.

	Year Ended December 31,			Policyholder Reserves At December 31, 2001
	2001	2000	1999
	(In £ Millions)
Singapore	552	285	192	2,405
Hong Kong	159	62	44	780
Malaysia	58	47	35	357
Taiwan	140	79	5	632
Japan	40	—	—	630
Other countries	70	31	13	128

Total	1,019	504	289	4,932

        In addition, for the year ended December 31, 2001, Prudential mutual funds had funds under management of £3.1 billion, up from £1.6 billion in 2000 following net sales of £1.5 billion during the year (up from £0.3 billion in 2000).

Products

        The savings and protection products offered in Asia are generally similar to the products offered in the United Kingdom and include with-profits, non-participating and, in some countries, unit-linked products. However, unlike the United Kingdom, where savings products predominate, Prudential's business in Asia is more balanced between savings and protection products. In 2001, with-profits products accounted for 31% of Asia's total new business insurance premiums.

        Prudential offers debt, equity and money market mutual fund investment products in India, Taiwan, Hong Kong, Japan, Singapore and Malaysia.

        In Hong Kong, Prudential's life insurance business is supplemented by personal lines property and casualty insurance products which had total gross premiums of £17 million in 2001.

Singapore

        Prudential established its operations in Singapore in 1931 and conducts them through Prudential Assurance Company Singapore (Pte) Limited, a wholly-owned subsidiary of The Prudential Assurance Company Limited. In 2001, Prudential was the fourth-largest life insurer in Singapore in terms of new single premiums and the second-largest in terms of new regular premium business. In 2001, Prudential's Singapore operation contributed 54% of total Asian life insurance new business premiums.

        Twelve companies are authorized to operate in the life insurance market in Singapore. Five companies account for over 90% of the market in terms of new annual premium equivalents. The Monetary Authority of Singapore closely regulates this mature and highly competitive market. In 1999, insurance penetration was estimated to be 76% in a country of 3.2 million people.

        Singapore has a Central Provident Fund in which each employed individual has an account in which he or she is obliged to make contributions from their salary. In addition employers are obliged to make contributions to their employees' accounts.

        The Central Provident Fund was liberalized in January 1997 and participants were permitted to use a greater proportion of their funds to purchase authorized insurance, pension and other regulated products. The fund was further liberalized in the first half of 2001 and as a result, single premium business volumes increased for the Singapore life insurance industry generally in 2001. This liberalization was an exceptional event that resulted in increased single premium business volumes for Prudential during the year.

        The products Prudential offers in Singapore include a range of with-profits and non-participating term, whole life and endowment life insurance policies and unit-linked products. Prudential also offers health, critical illness and accident cover as supplements to its life products. In 1993 Prudential was the first life insurance company to introduce unit-linked products to the Singapore market.

        Prudential distributes its products in Singapore primarily through its local agent salesforce. In 1999 Prudential began distributing products through consultants based in branches of Standard Chartered Bank.

Hong Kong

        Prudential's Hong Kong operations are conducted through a branch office of The Prudential Assurance Company Limited. Prudential opened its branch in 1964 writing property and casualty insurance. It operates in a competitive and relatively mature market. According to the Hong Kong Office of the Commissioner of Insurance's annual report for 2000, in 1999 insurance penetration was approximately 63% in a country of 6.8 million people. In 2001, Prudential was the third-largest life insurer in Hong Kong in terms of new regular premium business.

        As from December 1, 2000, employees, employers and the self-employed became obliged to make contributions to the Mandatory Provident Fund (MPF). The plans that comprise the MPF are defined contribution pension plans with immediate vesting, preservation until retirement (or some other event specified by legislation) and full portability. Individuals are required to make mandatory contributions of 5% of salary and employers make contributions equal to 5% of the employee's salary to the individual's accounts in the Fund. Both employee and employer contributions are subject to a maximum amount, currently HK$1,000 per month. Additional voluntary contributions are possible.

        During 1999, Prudential entered into a joint venture with Bank of China International (BOCI) to serve the Hong Kong MPF. Prudential's joint venture with BOCI (in which Prudential has a 36% interest) provides Prudential with access to the MPF market in Hong Kong through one of the largest retail bank branch networks in Hong Kong. The joint venture achieved an estimated 15% market share in 2001 with Prudential's share of total MPF contributions reaching £91 million.

        Prudential offers both individual and group products in Hong Kong, including life insurance, health insurance and pensions. The individual life insurance products offered include with-profits products, unit-linked products and other non-participating products, together with accident and critical illness policies. The property and casualty insurance Prudential writes in Hong Kong is primarily personal lines, with a small book of commercial business.

        Prudential's products in Hong Kong are distributed primarily through its local agent salesforce. In April 1999, Prudential began marketing and distributing products to customers of Standard Chartered Bank.

Malaysia

        Prudential's Malaysian office opened in 1924 as a branch of The Prudential Assurance Company Limited. Prudential began writing life insurance there in 1931. In 2001, Prudential ranked second in Malaysia in terms of new regular premium business. There are 17 licensed life insurance companies in Malaysia covering a market of 24 million people.

        The products Prudential offers in Malaysia are linked products, with-profits products and non-participating products and include whole life, health insurance and accident and critical illness cover products.

        Prudential introduced unit-linked products to the Malaysian market. In 1997, Prudential was the first company to offer single-premium unit-linked products and, in August 1999, it was the first company to offer a regular-premium unit-linked product.

        Prudential distributes its products in Malaysia mainly through its local agent salesforce. In 2000, Prudential extended its bancassurance agreement with Standard Chartered Bank into Malaysia.

Taiwan

        In late 1999, Prudential acquired a 74% interest in Chinfon Life Insurance Company Limited, a Taiwanese Life insurance company. Prudential's ownership had increased to 95% as of December 31, 2001.

        In 2001, Prudential's Taiwanese operation was its third largest Asian operation in terms of total new business insurance premiums and was ranked eighth in the Taiwan market in terms of first year individual life premiums. Taiwan had a population of 22 million people in 2001.

        The products Prudential offers in Taiwan are unit-linked products and non-participating products and include whole life, health insurance and accident and critical illness cover products. Regulatory changes have taken place including the introduction of unit-linked products and Prudential was the first company to launch these with a single premium product in late 2001 and a regular premium product in January 2002.

        Distribution has been mainly through Prudential's local agent salesforce and partly through brokers and bancassurance.

        In October 2000, Prudential acquired an 89% interest in a Taiwanese mutual fund company, renamed Prudential Securities Investment Trust Enterprise (Prudential SITE). This company was established in 1992 and at December 31, 2001 was the fourth largest unit trust company in Taiwan in terms of funds under management. As at December 31, 2001, Prudential had increased its stake to 99.5%. Its product range includes equity and bond funds and funds under management at December 31, 2001 were £2 billion.

Japan

        In February 2001, Prudential acquired Orico Life in Japan, an operationally and financially sound modern Japanese life insurance company, for £139 million including expenses. Orico Life, established in 1990, is based in Tokyo and has operations in a further ten locations in Japan. The company was relaunched as PCA Life in July 2001. PCA Life offers a range of products including term, savings and protection products and uses a multi-channel distribution system including professional agents, financial institutions and accountants. In 2001, Japan had a population of 127 million.

China

        Prudential has a license to write life insurance in the city of Guangzhou in China. During 1999, Prudential formed a venture with the China International Trust & Investment Company to write life insurance policies under this license and in October 2000 its life insurance operation in China was officially launched. As of December 31, 2001, only two other foreign companies offered life insurance products in the city of Guangzhou. Guangzhou had a population of approximately ten million people in 2001.

        In China, Prudential offers unit-linked products, with-profits products and non-participating products including whole life, endowment and accident and health products. During 2001, Prudential became the first foreign life insurance company to sell unit-linked life insurance policies in Guangzhou. Distribution has been predominantly through Prudential's local agent salesforce.

India

        Prudential re-entered the Indian market in 1998 through a joint arrangement with The Industrial Credit and Investment Corporation of India (ICICI), a leading Indian financial services company. As at December 31, 2001, Prudential ICICI Asset Management Company Limited was the largest private sector mutual fund company in the country. Prudential's shareholding of the mutual fund operation stood at 55% at the end of 2001. Funds under management at December 31, 2001 were £1.1 billion.

        Prudential distributes its investment products in India through brokers and bank branches, and primarily through its local agent salesforce. The broker channel has been Prudential's primary distribution channels to date, accounting for more than 80% of its gross sales in 2001.

        Following the Insurance Regulatory and Development Authority Act passed by the Indian government, ICICI Prudential Life Insurance (in which Prudential has a 26% interest) received a license from the Insurance Regulatory and Development Authority and commenced life insurance operations in India in November 2000. In 2001, India's population exceeded one billion people.

South Korea

        In October 2001, Prudential acquired 100% of YoungPoong Life, a multi-distribution based Korean life insurance company for £23 million including expenses. Established in 1989, YoungPoong Life is based in Seoul and has branches in a further two locations in Korea. It had total assets as at December 31, 2001 of over W100 billion (£53million). It offers a range of products including term, savings and protection products. Distribution is multi-channel and includes general agents, exclusive agents and a telemarketing operation. In February 2002, it was relaunched as PCA Life. In 2001, South Korea had a population of 48 million.

Thailand, Indonesia, The Philippines and Vietnam

        Prudential also has life insurance operations in Thailand, Indonesia, The Philippines and Vietnam where Prudential's primary distribution channel is its local agent salesforces. In Vietnam, Prudential was the first foreign wholly-owned company with a license to sell life insurance. Prudential is one of only five companies licensed to write life insurance in Vietnam. In June 2001, Prudential completed its acquisition of Allstate's life operations in Indonesia and The Philippines.

European Business

        In November 1999, Prudential announced the formation of Prudential Europe, a new business segment formed to implement its strategy in continental Europe. Prudential's European operations encompass both the manufacture and distribution of products under the Prudential and Scottish Amicable brands into continental Europe through Prudential's existing operations and strategic distribution arrangements into which Prudential has entered and into which it aims to enter in the future.

Germany

        The products offered in Germany include unit-linked pension and protection products marketed by Scottish Amicable Life International, an Irish company that has the benefit of tax advantages applicable to offshore companies. Prudential achieved an estimated 2% market share of that business in 2001. Prudential distributes its products in Germany through its local agent salesforce.

        In 2001, Prudential launched two mutual fund products (Dachfonds) in co-operation with DWS, a third-party provider.

France

        In January 2001, Prudential launched Prudential Europe Vie, an equity-backed life insurance product that offers a choice of investment through the Prudential life fund or Réactif, a unit-linked fund provided by Véga Finance. The product is initially being sold through independent financial advisers approved by Centre Français du Patrimoine, a subsidiary of Crédit Foncier de France and the largest multi-brokerage network in France.

        In 2002, Prudential launched a similar arrangement with Espace Patrimoine Conseil, a subsidiary of Crédit Mutuel de Bretagne, and is expecting to enter into further arrangements later in the year.

        Prudential has continued to co-operate with CNP Assurance, the largest distributor of financial products in France, with whom it entered into a memorandum of understanding in 1999.

Investments

General

        The overall financial strength of the Prudential group and the results, both current and future, of the insurance business are in part dependent upon the quality and performance of the various investment portfolios in the United Kingdom, the United States, Asia and in Europe.

Prudential's Total Investments

        The following table shows Prudential's insurance and non-insurance investments at December 31, 2001. The "Other" column includes central funds, a short-term fixed income securities reinvestment program and funds in respect of other non-insurance operations. Assets held to cover linked liabilities relate to unit-linked and variable annuity products. In this table, investments are valued as set out in Note 3 of the notes to Prudential's consolidated financial statements.

	At December 31, 2001
	Insurance						Banking
	United Kingdom	United States	Asia	Europe	Other	Sub-total	United Kingdom and United States	Total
	(In £ Millions)
Other financial investments
Debt and other fixed income securities	33,913	21,843	2,432	20	973	59,181	3,253	62,434
Equity securities	39,870	186	825	28	39	40,948	13	40,961
Loans and other	3,268	4,614	722	44	551	9,199	5,475	14,674

Total other financial investments	77,051	26,643	3,979	92	1,563	109,328	8,741	118,069

Real estate
Investment	10,153	22	78	—	1	10,254	—	10,254
Company-occupied	129	42	47	—	15	233	12	245

Total real estate	10,282	64	125	—	16	10,487	12	10,499

Sub-total	87,333	26,707	4,104	92	1,579	119,815	8,753	128,568
Participating interests	—	—	28	—	59	87	—	87

Total investments	87,333	26,707	4,132	92	1,638	119,902	8,753	128,655

Assets held to cover unit-linked liabilities	12,491	3,522	857	583	—	17,453	—	17,453

Total	99,824	30,229	4,989	675	1,638	137,355	8,753	146,108

Prudential's Investment Yields

        The following table shows the income from the investments of Prudential's continuing operations by asset category for the periods indicated. This table does not include investment income from unit-linked and variable annuity products, or from banking investments. Yields have been calculated using the average of opening and closing balances for the appropriate asset.

	Year Ended December 31,
	2001		2000		1999
	Yield	Amount	Yield	Amount	Yield	Amount
	(In £ Millions, Except Percentages)
Debt and other fixed income securities
Net investment income	7.0%	3,746	7.4%	3,264	7.1%	2,732
Net realized investment gains	0.7%	369	1.2%	533	0.6%	212
Net unrealized investment (losses) gains	(1.1)%	(588)	(1.6)%	(717)	(4.1)%	(1,571)
Ending assets		59,181		48,594		39,833
Equity investments
Net investment income	2.5%	1,132	2.3%	1,268	2.7%	1,451
Net realized investment gains	4.6%	2,122	11.1%	6,022	8.2%	4,368
Net unrealized investment (losses) gains	(18.4)%	(8,475)	(13.1)%	(7,146)	11.3%	6,024
Ending assets		40,948		51,232		57,693
Loans and other
Net investment income	8.7%	758	8.7%	721	8.3%	629
Net realized investment (losses) gains	(0.0)%	(3)	0.0%	4	0.4%	30
Net unrealized investment (losses) gains	(0.8)%	(74)	1.0%	87	0.0%	1
Ending assets		9,199		8,299		8,341
Real estate
Net investment income	7.3%	764	7.5%	716	7.7%	617
Net realized investment gains	2.8%	288	1.5%	143	1.3%	103
Net unrealized investment (losses) gains	(2.0)%	(206)	3.9%	369	7.8%	627
Ending assets		10,487		10,303		8,763
Total (excluding unit-linked and cash)
Net investment income	5.4%	6,400	5.1%	5,969	5.1%	5,429
Net realized investment gains	2.3%	2,776	5.8%	6,702	4.4%	4,713
Net unrealized investment (losses) gains	(7.8)%	(9,343)	(6.4)%	(7,407)	4.7%	5,081
Ending assets		119,815		118,428		114,630

Prudential's Insurance Investment Strategy and Objectives

        Prudential's insurance investments support a range of businesses operating in many geographic areas. Each of the operations formulates a strategy, based on the nature of its underlying liabilities, its level of capital and its local regulatory requirements. Where the nature of underlying liabilities, level of capital and local regulatory requirements permit, Prudential tends to invest its assets predominantly in equities and real estate that have, over longer periods, provided superior returns to fixed interest assets.

Management of Insurance Funds

        Except for a small amount of unit-linked business and variable annuity business, amounting to approximately 4% of Prudential's own funds under management at December 31, 2001, Prudential manages its insurance funds principally through its fund management businesses, M&G in the United Kingdom, together with PPM America in the United States and PPM Asia in Singapore, Hong Kong and Japan.

        In each of the operations, local management analyzes the liabilities and determines asset allocation, benchmarks and permitted deviations from these benchmarks appropriate for its operation. These benchmarks and permitted deviations are agreed with internal fund managers, who are responsible for implementing the specific investment strategy through its local fund management operations.

Investments Relating to UK Insurance Business

Strategy

        In the United Kingdom, Prudential tailors its investment strategy for long-term business, other than unit-linked business, to match the type of product a portfolio supports. The primary distinction is between with-profits portfolios and non-participating portfolios, which include the majority of annuity portfolios. Generally, the objective is to maximize returns while maintaining investment quality and asset security and adhering to the appropriate government regulations.

        With-profits contracts are long-term contracts with minimal guaranteed amounts, the nature of which permits Prudential to invest primarily in equities and real estate. Accordingly, the with-profits fund investment strategy emphasizes a well-diversified equity portfolio (containing some international equities), UK real estate, UK and international fixed income securities and cash.

        For Prudential's UK pensions annuities business and other non-participating business the objective is to maximize profits while ensuring stability by closely matching the cashflows of assets and liabilities. To achieve this matching, the strategy is to invest in fixed income securities of appropriate maturity dates.

        For Prudential's unit-linked business, the primary objective is to maximize investment returns subject to following an investment policy consistent with the representations Prudential has made to its unit-linked product policyholders.

        Prudential's property and casualty business was discontinued in January 2002. This business had investment requirements that differed from long-term insurance business. This was because property and casualty insurance liabilities tended to have a shorter duration than long-term insurance liabilities and because shareholder funds bore all of the investment risk on this business. As a result, the portfolio had a higher component of investments in fixed income securities than the with-profits fund to match the mean term of the liabilities and to reduce volatility. However, Prudential invested in equities to the extent that there was sufficient capital to absorb the volatility. Prudential's property and casualty business investment strategy was designed to maximize after-tax return while maintaining appropriate liquidity and capital levels. Since the disposal of the business in January 2002, the related investments have been absorbed into central funds.

Investments

        The following table shows the investments relating to Prudential's UK insurance business, other than its unit-linked business, at December 31, 2001. In this table, investments are shown at market value. The with-profits fund also includes two other businesses, SAIF and Prudential Annuities Limited. The investments in respect of SAIF are shown separately. The investments in respect of Prudential Annuities Limited are included within the Annuities column. The investments attributed to property and casualty business have been absorbed into central funds since the disposal of that business in January 2002. The "Other" column includes investments relating to solvency capital of unit-linked funds and investments relating to non-life, long-term business.

	At December 31, 2001
	With- Profits	Annuities	SAIF	Property and Casualty	Other	Total	Total %
	(In £ Millions, Except Percentages)
Equity securities
United Kingdom
Listed	23,537	—	4,658	224	3	28,422
Unlisted	80	—	1	21	—	102

Total United Kingdom	23,617	—	4,659	245	3	28,524	32.7

International
United States	2,793	—	562	14	—	3,369
Europe (excluding the United Kingdom)	2,722	—	554	—	—	3,276
Japan	1,073	—	204	2	—	1,279
Pacific (excluding Japan)	1,967	—	393	—	—	2,360
Other	796	—	266	—	—	1,062

Total international	9,351	—	1,979	16	—	11,346	13.0

Total equity securities	32,968	—	6,638	261	3	39,870	45.7

Debt and other fixed income securities
UK government	203	473	57	41	100	874
US government	—	—	—	55	—	55
Other	17,116	10,058	5,477	37	296	32,984

Total fixed income securities	17,319	10,531	5,534	133	396	33,913	38.8

Real estate
Investment property	8,472	186	1,495	—	—	10,153
Company-occupied property	129	—	—	—	—	129

Total real estate	8,601	186	1,495	—	—	10,282	11.8

Loans and other
Loans	90	299	177	—	3	569
Deposits	1,959	57	143	124	416	2,699

Total loans and other	2,049	356	320	124	419	3,268	3.7

Total	60,937	11,073	13,987	518	818	87,333	100.0

Equity Securities

        Prudential's UK insurance operations, excluding unit-linked business, had £39,870 million invested in equities at December 31, 2001. Most of these equities support Prudential Assurance's with-profits fund and the SAIF fund, both of which are managed using the same general investment strategy. The following table shows the geographic spread of this equity portfolio by market value.

	At December 31, 2001
	Market Value	%
	(In £ Millions, Except Percentages)
United Kingdom	28,524	71.5
United States	3,369	8.5
Europe (excluding United Kingdom)	3,276	8.2
Japan	1,279	3.2
Pacific (excluding Japan)	2,360	5.9
Other	1,062	2.7

Total	39,870	100.0

        The UK equity holdings are well diversified and broadly mirror the FTSE All-Share Index. Prudential holds equities in more than 600 UK companies. At December 31, 2001, the ten largest holdings in UK equities amounted to £13,764 million, accounting for 48.3% of the total UK equity holdings of £28,524 million supporting the UK insurance operations. The following table shows the market value of the ten largest holdings in UK equities at December 31, 2001.

	At December 31, 2001
	Market Value	%
	(In £ Millions, Except Percentages)
Vodafone Group	2,370	8.3
B.P.	2,368	8.3
Glaxo Smith Kline	2,155	7.6
HSBC Holdings ORD	1,481	5.2
Astra Zeneca	1,107	3.9
Shell Transport and Trading	1,001	3.5
Barclays	925	3.3
Lloyds TSB Group	868	3.0
The Royal Bank of Scotland Group	865	3.0
Diageo	624	2.2

Total	13,764	48.3

        All industry sectors are represented in Prudential's equity portfolio. At December 31, 2001, within the £28,524 million in UK equities supporting the UK insurance operations, Prudential had £20,914 million, or 73.3% of the holdings invested in ten industries. The following table shows the primary industry concentrations based on market value of the portfolio of UK equities relating to the UK insurance business at December 31, 2001.

	At December 31, 2001
	Market Value	% of UK Equity Holdings
	(In £ Millions, Except Percentages)
Banks	5,424	19.0
Oil and Gas	3,634	12.8
Pharmaceuticals	3,428	12.0
Telecommunication Services	3,304	11.6
Media and Photography	1,317	4.6
General Retailers	873	3.1
Beverages	774	2.7
Investment Companies	742	2.6
Leisure, Entertainment and Hotels	727	2.5
Mining	691	2.4

Total	20,914	73.3

Debt and Other Fixed Income Securities

        At December 31, 2001, 82.8% of Prudential's fixed income securities supporting the UK insurance operations were issued by corporations, 2.6% were issued or guaranteed by the UK government, 0.2% were issued or guaranteed by the US government and 12.7% were issued or guaranteed by other overseas governments. These guarantees relate only to payment and, accordingly, do not provide protection against fluctuations in market price that may occur during the term of the fixed income securities. The remaining 1.7% of Prudential's fixed income securities supporting the UK insurance operations consists mainly of local UK government issues.

        The following table shows the market value of the fixed income securities portfolio by maturity at December 31, 2001.

	At December 31, 2001
	Market Value	%
	(In £ Millions, Except Percentages)
Securities maturing:
within one year	645	1.9
over one year and up to five years	4,913	14.5
over five years and up to ten years	10,148	29.9
over ten years and up to fifteen years	4,058	12.0
over fifteen years	14,149	41.7

Total	33,913	100.0

        Approximately 67.0% of the fixed income securities portfolio was rated by Standard & Poor's at December 31, 2001, of which 19.4% was rated AAA, 7.5% was rated between AA- and AA+, 20.0% was rated between A- and A+, 16.6% was rated between BBB- and BBB+ and 3.5% was rated below BBB-. A further 9.9% of this portfolio was rated by Moody's Investors Services at December 31, 2001, of which approximately 2.5% was rated Aaa, 2.6% was rated between Aa1 and Aa3, 2.3% was rated between A1 and A3, 1.3% was rated between Baa1 and Baa3 and 1.2% was rated below Baa3.

Real Estate

        At December 31, 2001, Prudential's UK insurance operations had £10,282 million of investments in real estate in the United Kingdom. The following table shows the real estate portfolio by type of investment. The real estate investments are shown at market value in accordance with the policies described in Note 3 of the notes to the consolidated financial statements.

	At December 31, 2001
	Market Value	%
	(In £ Millions, Except Percentages)
Office buildings	4,077	39.7
Shopping centers/commercial	4,459	43.4
Retail warehouses/industrial	1,585	15.4
Development	137	1.3
Other	24	0.2

Total	10,282	100.0

        59.0% of the UK real estate investments are located in London and Southeast England with the remaining 41.0% located throughout the rest of the United Kingdom.

Loans and Other

        At December 31, 2001, the loans and other portfolio of the UK insurance operations amounted to £3,268 million. The following table shows the loans and other portfolio by value at December 31, 2001.

At December 31, 2001
(In £ Millions)
Loans collateralized by mortgages	381
Loans to policyholders collateralized by insurance policies	89
Other loans	99
Deposits with credit institutions	2,445
Other	254

Total	3,268

Investments Relating to US Insurance Business

Strategy

        Jackson National Life's investment strategy, for business other than its variable annuity business, is to maintain a diversified and largely investment grade debt and fixed income securities portfolio that maintains a desired investment spread between the yield on the portfolio assets and the rate credited on policyholder liabilities. Interest rate scenario testing is continually used to monitor the effect of changes in interest yields on cash flows, the present value of future profits and interest rate spreads.

        Jackson National Life's investment portfolio consists primarily of fixed income securities, although the portfolio also contains investments in mortgage loans, policy loans, common and preferred stocks, cash and short-term investments and miscellaneous other investments.

Investments

        The following table summarizes Jackson National Life's total insurance investments other than the investments supporting its variable annuity business at December 31, 2001.

	December 31, 2001
	Non-Stable Value	Stable Value	Total	Total %
	(In £ Millions, Except Percentages)
Other financial investments
Debt and other fixed income securities
Corporate securities and commercial loans	10,151	4,149	14,300	53.5
Residential mortgage-backed securities	5,109	341	5,450	20.4
Commercial mortgage-backed securities	586	415	1,001	3.8
Other	607	485	1,092	4.1

Total debt and other fixed income securities	16,453	5,390	21,843	81.8
Loans and other	4,327	287	4,614	17.3
Equity securities	174	12	186	0.7

Total other financial investments	20,954	5,689	26,643	99.8
Real estate	52	12	64	0.2

Total	21,006	5,701	26,707	100.0

        Debt and other fixed income securities are shown at amortized cost, with the exception of certain securities held by the US fund management operation, which are shown at market value. Loans and other, equity securities, and real estate are shown at market value, with the exception of interests in associate undertakings (included in equity securities). Interests in associate undertakings are carried at Jackson National Life's proportionate share of net assets. The market value of unlisted securities is estimated by Jackson National Life, using independent pricing services or analytically determined values.

Debt and Other Fixed Income Securities

  Corporate Securities and Commercial Loans

        At December 31, 2001, Jackson National Life had £14,300 million of corporate securities and commercial loans, representing 53.5% of US insurance total investments. Of the £14,300 million, £11,241 million consisted of publicly traded and Rule 144A fixed income securities and £3,059 million consisted of investments in non-Rule 144A privately placed fixed income securities.

        The following table shows the credit quality of the portfolio of publicly traded and Rule 144A fixed income securities at December 31, 2001.

	At December 31, 2001
	Book Value	% of Total
	(In £ Millions, Except Percentages)
NAIC Designation
1	3,320	29.5
2	6,286	55.9
3	892	7.9
4	440	3.9
5	208	1.9
6	95	0.9

Total	11,241	100.0

        The following table shows the credit quality of the non-Rule 144A private placement portfolio at December 31, 2001.

	At December 31, 2001
	Book Value	% of Total
	(In £ Millions, Except Percentages)
NAIC Designation
1	1,035	33.8
2	1,141	37.3
3	282	9.2
4	519	17.0
5	35	1.2
6	47	1.5

Total	3,059	100.0

  Residential Mortgage-Backed Securities

        At December 31, 2001, Jackson National Life had £5,450 million of residential mortgage-backed securities, including commercial mortgage obligations, representing 20.4% of US insurance total investments. Although this percentage is high compared to the average US insurance company, Jackson National Life believes these securities provide additional yield and liquidity. At December 31, 2001, 70.7% of Jackson National Life's residential mortgage-backed securities were rated AAA or the equivalent by a nationally recognized statistical ratings organization, and 97.0% were rated NAIC 1.

        The primary investment risk associated with residential mortgage-backed securities is that a change in the interest rate environment could cause payment of the underlying obligations to be made more slowly or quickly than was anticipated at the time of their purchase. If interest rates decline, then this risk is called "pre-payment risk" and the underlying obligations will generally be repaid more quickly when the yields on reinvestment alternatives are lower. Alternatively, if interest rates rise, the risk is called "extension risk" and the underlying obligations will generally be repaid more slowly when reinvestment alternatives are higher. Residential mortgage-backed securities offer additional yield to compensate for these risks. Jackson National Life manages pre-payment risk, in part, by reducing crediting rates on its products.

  Commercial Mortgage-Backed Securities

        At December 31, 2001, Jackson National Life had £1,001 million, representing 3.8% of US insurance total investments invested in commercial mortgage-backed securities. 77.7% of this total was rated by Standard & Poor's or Moody's Investors Services and 77.0% was rated investment grade. Due to the structures of the underlying commercial mortgages, these securities do not present the same pre-payment or extension risk as residential mortgage-backed securities.

  Other Fixed Income Securities

        At December 31, 2001, Jackson National Life had £1,092 million of other fixed income securities, representing 4.1% of US insurance total investments.

Loans and Other

        Loans and other totaled £4,614 million, representing 17.3% of US insurance total investments at December 31, 2001. Of the £4,614 million, £2,665 million consisted of loans and £1,949 million consisted of other financial investments.

  Loans

        Loans represented 10.0% of US insurance total investments at December 31, 2001. £2,184 million related to commercial mortgage loans and £481 million to policy loans.

  Commercial Mortgage Loans

        Commercial mortgage loans represented 8.2% of US insurance total investments at December 31, 2001. This total included 411 first mortgage loans with an average loan balance of approximately £5 million, collateralized by properties located in Canada and the United States. The vast majority of Jackson National Life's investments have been directly originated in the last six years.

        Jackson National Life has addressed the risk of these investments by building a portfolio that is diverse both in geographic distribution and property type, emphasizing four main institutional property types: multi-family residential, retail, suburban office and warehouse/distribution facilities. These investments are often structured to minimize pre-payment risk through make-whole or lock-out pre-payment provisions.

        As of December 31, 2001, approximately 22.8% of the portfolio was industrial, 22.7% multi-family residential, 24.2% retail, 20.1% suburban office and 8.7% hotel. Approximately 17.4% of the portfolio is secured by properties in Texas, 8.1% of the portfolio is secured by properties in California and 6.1% of the portfolio is secured by properties in Pennsylvania, with no other state representing more than 6% of the total origination.

        Commercial mortgages generally involve more credit risk than residential mortgages due to several factors, including larger loan size, general and local economic conditions, local real estate conditions and the credit quality of the underlying tenants for the properties. Jackson National Life's investment policy and strict underwriting standards are designed to reduce these risks while maintaining attractive yields. In contrast to residential mortgage loans, commercial mortgage loans have minimal or no pre-payment and extension risk.

  Policy Loans

        Policy loans represented 1.8% of US insurance total investments at December 31, 2001. Policy loans are fully secured by individual life insurance policies or annuity policies and are contractual arrangements made under the policy.

  Other

        Other financial investments, representing 7.3% of US insurance total investments at December 31, 2001, were made up of £1,288 million of cash and short-term investments, £529 million of investments in limited partnerships and £132 million of other miscellaneous investments.

        The largest investment in the limited partnerships category is a £142 million interest in the PPM America Private Equity Fund. The remainder of this category consists of diversified investments in 135 other partnerships managed by independent money managers that invest in various equity and fixed income loans and securities.

Equity Securities

        Equity securities supporting US insurance operations totaled £186 million at December 31, 2001 and consisted of £110 million of common stocks and £76 million of preferred stocks.

  Common Stock

        The £110 million of investments in common stocks included £62 million of investments in mutual funds and £48 million of other investments in common stocks at December 31, 2001.

  Preferred Stock

        The £76 million of investments in preferred stocks included £56 million of private equity preferred stocks at December 31, 2001.

Real Estate

        At December 31, 2001, Jackson National Life had £64 million of investments in real estate, £42 million of which is real estate Jackson National Life occupies and uses.

Investments Relating to Asian Insurance Business

        Prudential's Asian operations' investments, other than investments in respect of unit-linked business, largely support the business of its Singapore, Hong Kong, Malaysia, Japan and Taiwan operations. The products Prudential offers in Asia are designed to enable it to invest a substantial proportion of the with-profits funds in equities, although local regulatory restrictions in some Asian countries limit the amount that may be invested in equities. Prudential's equity investments in Asia are spread across the principal Southeast Asian equity markets.

        The following table shows Prudential Asia's investments, other than investments from unit-linked business at December 31, 2001. In this table, investments are valued on the same basis as in the consolidated financial statements.

	At December 31, 2001
	Market Value	% of Total
	(In £ Millions, Except Percentages)
Debt and other fixed income securities	2,432	58.8
Equity securities	825	20.0
Loans and other	722	17.5
Real estate	125	3.0
Participating interests	28	0.7

Total	4,132	100.0

        With the exception of a deliberate policy to hold short-term assets in Indonesia, Prudential manages interest rate risk in Asia by matching liabilities with fixed interest assets of the same duration to the extent possible. Asian fixed interest markets however, have a relatively short bond issue term, which makes complete matching impossible. A large proportion of the Hong Kong liabilities is denominated in US dollars and Prudential holds US fixed interest securities to back these liabilities.

Investments Relating to Banking Business

        At December 31, 2001, Prudential had total banking investments of £8,753 million. The following table summarizes the investment portfolios relating to the UK and US banking businesses. In this table, investments are valued on the same basis as in the consolidated financial statements.

	At December 31, 2001
	UK	US	Total	Total %
	(In £ Millions, Except Percentages)
Other financial investments
Debt and other fixed income securities	3,061	192	3,253	37.2
Loans and other	4,779	696	5,475	62.6
Equity securities	—	13	13	0.1

Total other financial investments	7,840	901	8,741	99.9

Real estate	9	3	12	0.1

Total	7,849	904	8,753	100.0

        Of the £3,061 million debt and other fixed income securities relating to the UK banking business, £132 million was in respect of certificates of deposit maturing in less than three months.

        The following table shows UK banking business loans by type and repayment period at December 31, 2001.

	At December 31, 2001
	Due in One Year or Less	Due in Over One Year and Up to Five Years	Due in Over Five Years	Provision for bad and doubtful debts	Total
	(In £ Millions)
Unsecured personal loans	14	575	8	(35)	562
Credit card receivables	1,769	—	—	(43)	1,726
Residential mortgages	2	55	2,370	(3)	2,424
Loans to banks	67	—	—	—	67

Total	1,852	630	2,378	(81)	4,779

        The following table shows UK banking business loans by type and interest rate at December 31, 2001.

	At December 31, 2001
	Fixed Rate	Variable Rate	Provision for bad and doubtful debts	Total
	(In £ Millions)
Unsecured personal loans	597	—	(35)	562
Credit card receivables	—	1,769	(43)	1,726
Residential mortgages	270	2,157	(3)	2,424
Loans to banks	60	7	—	67

Total	927	3,933	(81)	4,779

Information Regarding Merger with American General Corporation

        On March 12, 2001, Prudential announced an all-share merger with American General Corporation, a Texas corporation. The terms of the merger agreement provided for a share exchange ratio of 3.6622 Prudential shares (or 1.8311 Prudential American depository shares) for each American General share. On May 11, 2001, the merger agreement between Prudential and American General was terminated. In accordance with the merger agreement, American General paid Prudential the full termination fee of £423 million (US$600 million) required under the contract.

Description of Property

        The Prudential group occupies 50 properties in the United Kingdom. These properties are primarily offices with some ancillary storage/warehouse facilities. Its headquarters located in London, together with other offices in London, Reading, Chelmsford, Dudley and Derby in England and Stirling in Scotland, are the most significant of these properties. It holds the Stirling property, a property in Chelmsford and a property in Derby on a freehold basis and the remaining properties as long-term leaseholds. Apart from three freehold offices, the balance of the 50 properties represents a mix of leasehold office space ranging in size from 3,000 to 146,000 square feet. Overall, the occupied property portfolio totals approximately 1,600,000 square feet. In addition to these properties, the Prudential group owns the freehold of a sports facility in Reading.

        The Prudential group also holds leaseholds on approximately 182 other properties in the United Kingdom. This surplus accommodation consists primarily of small offices spread geographically across the United Kingdom and totals approximately 550,000 square feet of leasehold property. Prudential has begun a two year program aimed at reducing its property portfolio, and its associated costs, in line with the restructuring of its UK business. The estimated cost of the program is £12 million, to be financed using internal funds.

        Within France, Germany and Ireland, Prudential currently leases approximately 85,000 square feet of office space.

        In the United States, Prudential owns Jackson National Life's executive and principal administrative offices. These offices are located in Michigan. Prudential also leases premises in Michigan, Colorado, California, New Jersey and Georgia for certain of its operations. Prudential leases regional marketing sales offices in eight locations, and holds 15 operating leases with respect to office space, throughout the United States. In the United States, Prudential owns and leases a total of approximately 485,000 square feet of property. In addition, Prudential is planning to lease or purchase approximately 24,000 square feet of property in 2002 in Colorado and Michigan as an expansion of existing facilities and a disaster recovery site.

        Prudential owns or leases properties elsewhere, principally in Hong Kong, Singapore, Malaysia, Indonesia, Thailand, The Philippines, China, Taiwan, Japan, Vietnam, India and Korea. Within these countries, Prudential holds 37 offices on a freehold basis, six offices on a leasehold basis and 266 operating leases in respect of office space, totaling approximately 2,700,000 square feet of property. In addition, Prudential holds 12 freeholds in Taiwan and two operating leases in Vietnam relating to storage/warehousing facilities, totaling approximately 25,000 square feet of property. Prudential is looking to acquire additional square footage in Asia of approximately 185,000 square feet.

        Prudential believes that its facilities are adequate for its present needs in all material respects.

        Prudential had tangible assets, principally computer equipment, furniture and fixtures of £241 million, £288 million and £239 million at December 31, 2001, 2000 and 1999 respectively.

Competition

General

        There are significant participants in each of the financial service markets in which Prudential operates. Its competitors include both mutual and stock financial companies. In addition, regulatory and other developments in many of Prudential's markets have obscured traditional financial service industry lines and opened the market to new competitors and increased competition. Some new entrants are taking advantage of the low barriers to entry afforded by internet distribution, especially in the area of retail banking. In some of Prudential's markets, other companies may have greater financial resources, allowing them to benefit from economies of scale, and may have stronger brands than Prudential does in that market.

        The principal competitive factors affecting the sale of Prudential's products in its chosen markets are:

  •
  price and yields offered;

  •
  financial strength and ratings;

  •
  commission levels, charges and other expenses;

  •
  range of product lines and product quality;

  •
  brand strength, including reputation and quality of service;

  •
  distribution channels;

  •
  investment management performance; and

  •
  historical bonus levels.

        An important competitive factor is the ratings Prudential receives in some of its target markets, most notably in the United States, from recognized rating organizations. The intermediaries with whom Prudential works, including IFAs, agents, brokers, wholesalers and financial institutions consider ratings as one factor in determining from which provider to purchase financial products. Prudential Assurance's long-term fund is currently rated AAA and Jackson National Life is rated AAA by Standard & Poor's. Jackson National Life is currently rated AA+ by Fitch Ratings, A+ by A.M. Best Co and Aa3 by Moody's Investors Service Inc. Any change in Prudential's current ratings could affect the sale of its products and the persistency of its in-force business. A downgrade in ratings could adversely affect Prudential sales in the same markets.

        Prudential offers different products in its different markets of the United Kingdom, the United States and Asia and, accordingly, faces different competitors and different types of competition in these markets.

The United Kingdom

        Prudential's principal competitors include all the major stock and mutual retail financial services and fund management companies operating in the United Kingdom. These companies include CGNU, Legal & General, Standard Life, Friends Provident, Britannic, Lloyds TSB, Halifax, Abbey National, Aegon, AXA, Zurich Financial Services, Fidelity, Invesco, Threadneedle and Schroder. Prudential competes with other providers of financial products to be included on the preferred panels of IFAs.

        In the United Kingdom, the level of bonuses on Prudential's with-profits products is an important competitive measure for attracting new business through IFAs. The ability to declare competitive bonuses depends, in part, on a company's financial strength, which enables it to adopt an investment approach with a higher weighting in equities and real estate and allows it to smooth the fluctuations in investment performance upon which bonuses are based. Bonus rates on Prudential's with-profits policies are in line with those of its major competitors.

The United States

        Jackson National Life's competitors in the United States include major stock and mutual insurance companies, mutual fund organizations, banks and other financial services companies. National banks, in particular, may become more significant competitors in the future for insurers who sell annuities, as a result of recent legislation, court decisions and regulatory actions. Jackson National Life's principal life insurance company competitors in the United States include AXA, Lincoln National Corporation, Transamerica Corporation, Nationwide Financial Services, Inc., Sunamerica, Inc. and Hartford Life, Inc.

        Jackson National Life does not have a career agency salesforce in the United States and, consequently competes for distributors such as banks, broker-dealers and wholesalers. Jackson National Life also competes with other providers of financial products to be placed at the top of the independent agents' list of sources.

Asia

        Competition in the Asian markets in which Prudential operates is currently focused on distribution, with particular emphasis on the size and composition of the agency salesforce. Within the Asian region, its principal competitors are non-Asian financial companies, including AIG, Allianz, AXA, ING/Aetna, and Manulife. Prudential also faces competition within each country from local and Asian financial companies, including Great Eastern Life in Singapore and Malaysia, Malaysia Assurance Alliance in Malaysia and CathayLife in Taiwan.

Intellectual Property

        Prudential does not operate in the United States under the Prudential name and there have been long-standing arrangements between it and Prudential Insurance Company of America relating to their respective uses of the Prudential name. Prudential and Prudential Insurance Company of America have now made competing trademark claims in various jurisdictions around the world and legal proceedings in connection with these matters have commenced.

Legal Proceedings

Prudential Assurance

Surplus Assets in Prudential Assurance's Long-Term Fund

        Prudential's surplus assets, or inherited estate, are the assets of the main with-profits fund within the long-term fund of Prudential Assurance less non-participating liabilities, the policyholder asset shares aggregated across with-profits policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs and guarantees. The inherited estate is thus the assets in the with-profits fund in excess of what Prudential expects to pay to policyholders. Prudential is currently discussing the attribution of its inherited estate with the FSA, which may or may not result in a portion of the inherited estate in the main with-profits fund being attributed solely to shareholders. The amount and timing of any attribution to shareholders is sufficiently uncertain that it is not possible to accurately estimate any potential attribution. In addition, it is likely that if any part of the inherited estate is attributed to shareholders, it will remain in Prudential Assurance's long-term fund to support the long-term business and accordingly is unlikely to be distributed to shareholders for some considerable period of time, if at all.

        In December 2000, proceedings were commenced against The Prudential Assurance Company Limited (Prudential Assurance) by a policyholder. These proceedings relate to the inherited estate in Prudential Assurance's with-profits fund and they essentially ask the court to decide whether and, if so, to what extent the inherited estate should be attributed to, or applied for the benefit of, policyholders and/or shareholders. Prudential continues to consider the proceedings and the issues raised by them with its legal advisers.

Jackson National Life

        Jackson National Life is involved in litigation arising in the ordinary course of business, including a number of civil proceedings substantially similar to other litigation brought against many life insurers alleging misconduct in the sale of insurance products. These matters are sometimes referred to as market conduct litigation. Several suits against Jackson National Life seek to certify various classes of policyholders who purchased Jackson National Life life insurance or annuity products during various periods from 1981 to present. Jackson National Life has retained experienced national and local counsel and is vigorously defending these actions. It is not feasible at this stage of the ongoing actions to meaningfully estimate the amount or range of loss, if any, that could result from any unfavorable outcome. Most of the suits, including one which was on appeal to the Supreme Court in the State of Mississippi, were settled in January 2002 for a sum of £7 million.

Prudential Group

        Prudential and it subsidiaries are involved in other litigation arising in the normal course of business. Although the outcome of such matters cannot be predicted with certainty, management believes that the ultimate outcome of such litigation will not have a material adverse effect on the group's financial condition, results of operations or cash flows.

Sources

        Throughout this annual report, Prudential describes the position and ranking of its overall business and individual business units in various industry and geographic markets. The sources for such descriptions come from a variety of conventional sources generally accepted as relevant business indicators by members of the financial services industry. These sources include information available from the Association of British Insurers, the UK Department of Trade and Industry, Association of Unit Trusts and Investment Funds, A.M. Best, Moody's, Standard and Poor's, Cazenove, UBS Warburg, Life Insurance Marketing and Research Association, the Variable Annuity Research Data Service, referred to as VARDS, Townsend and Schupp, The Advantage Group, the Life Insurance Association of Singapore, the Hong Kong Federation of Insurers, Life Insurance Association of Malaysia, Life Insurance Association of Taiwan and the Taiwanese Securities Investment Trust Consulting Association.

SUPERVISION AND REGULATION OF PRUDENTIAL

        Prudential's principal insurance, investment and banking operations are in the United Kingdom, the United States and Asia. Accordingly, it is subject to applicable United Kingdom and United States insurance, banking and other financial services regulation which is discussed below, and the regulations of the twelve Asian countries in which it operates.

UK Supervision and Regulation

The Financial Services and Markets Act 2000

Coming into Force of the Financial Services and Markets Act 2000

        On December 1, 2001 significant sections of the Financial Services and Markets Act 2000 (referred to below as the 2000 Act) came into force. The Financial Services Authority (referred to below as the FSA) became the statutory regulator for insurance, investment and banking business in the UK, subject to the overall control of HM Treasury. The Insurance Companies Act 1982, the Financial Services Act 1986 (referred to below as the 1986 Act) and the Banking Act 1987 have been repealed and the regulatory regimes operated under those Acts have been disapplied.

        The self-regulating organizations, or SROs, which had previously been responsible under the 1986 Act for regulating investment business have transferred responsibility to the FSA. By virtue of the "grandfathering" rules implemented by the FSA, insurance companies and firms previously authorized by SROs to conduct particular investment business have automatically been permitted to conduct their business under the new regime, and are therefore regarded as authorized persons.

        An overview of the regulatory regime brought about by the 2000 Act is set out below.

Risk-Based Regulation

        A fundamental change introduced by the 2000 Act regime is a new risk-based regulatory approach to all financial business designed to integrate and simplify the different approaches formerly adopted by the UK Department of Trade and Industry and the FSA for insurance business, the Bank of England for banking business and the SROs for investment business.

Overview of 2000 Act Regulatory Regime

Single Regulator

        The FSA is the single regulator for all authorized persons with respect to every regulated activity in the investment business sector. In this regard, the FSA is authorized to make rules and issue guidance and codes in relation to a wide sphere of activity encompassing the governance of the conduct of business by, and the prudential supervision of, authorized persons.

Permission to carry on "Regulated Activities"

        Under the 2000 Act no person may carry on or purport to carry on a regulated activity in the United Kingdom unless he has received FSA permission to carry on one or more regulated activities and, as a result, is an authorized person.

        "Regulated activities" are prescribed in the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001 and comprise banking activities, insurance activities and the principal activities for which authorization used to be required under the 1986 Act. These include dealing in investments as principal or agent, together with certain notable additional activities, such as entering into and administering regulated mortgage contracts and the establishment, operation and winding up of a stakeholder pension scheme, as described below.

Single Authorization Procedure

        The 2000 Act has introduced a single authorization procedure by which a firm becomes an authorized person by virtue of being granted permissions by the FSA to carry out specific regulated activities. The FSA may grant permission to carry out any regulated activity and may delineate the scope of, and include such restrictions to, its permission as it deems appropriate.

        In granting or varying the terms of its permission the FSA must ensure that the firm meets certain threshold conditions, which among other things require it to have adequate resources for the carrying on of its business, and to be a fit and proper person, having regard to all the circumstances.

        In addition to the threshold conditions to authorization, firms are obliged to comply with the FSA Principles for Business, which are high level principles for conducting financial services business in the UK.

        In parallel, the 2000 Act includes the "approved persons" regime, whereby firms are obliged to secure the approval of the FSA to the appointment of individuals performing certain important functions within a firm or on its behalf with respect to the carrying on of regulated activities.

Market Abuse

        Under the 2000 Act, the FSA is empowered to instigate proceedings in connection with offences concerning the financial markets. Most significantly, the 2000 Act introduces the concept of market abuse—behavior occurring in relation to certain investments traded on a prescribed market which a reasonable person who regularly deals on such market in investments of the kind in question would regard as amounting to a failure to observe the standard of behavior reasonably to be expected of a person in such a position in relation to the market. Market abuse may be committed both by authorized and unauthorized persons. The FSA has the power to apply sanctions upon the occurrence of market abuse, but the person upon whom sanction is imposed may refer the matter for hearing by the Financial Services Tribunal, from which appeal lies to the Court of Appeal, provided either the Tribunal or the Court grants permission.

Application of 2000 Act Regulatory Regime to Prudential

        By carrying on regulated activities, each of Prudential's principal UK insurance, investment and banking businesses is subject to regulation and supervision by the FSA. The following discussion considers in turn the main features of the 2000 Act regime applicable to Prudential's insurance, investment and banking businesses in the United Kingdom.

Regulation Applicable to Prudential's Insurance, Investment and Banking Businesses

        In light of the unified approach to regulation introduced by the 2000 Act, the financial services regulation described below is applicable to Prudential's regulated businesses generally.

Supervision of Management and Change of Control

        The FSA closely supervises the management of firms through the approved persons regime, by which any appointment of persons to a position of significant influence within an authorized person must be approved by the FSA.

        The FSA must approve any proposed acquisition of 10% or more of the shares or voting rights in an authorized person or its parent and any increase in control over 20%, 33% and 50% of the shares or voting power of an authorized person or its parent.

        FSA approval is also required in circumstances where a person, taken together with any associates, becomes able to exercise significant influence over an authorized person or its parent by virtue of his shareholding or voting power in either.

        In considering whether to grant or withhold its approval, the FSA must be satisfied both that the acquirer is a fit and proper person to have control over the authorized person that he either has or would have if he acquired the control in question, and that the interests of consumers would not be threatened by the acquirer's control or by his acquiring control.

Intervention and Enforcement

        The FSA has extensive powers to investigate and intervene in the affairs of an authorized person. The 2000 Act imposes on the FSA statutory obligations to monitor compliance with the requirements imposed by, and to enforce the provisions of, the 2000 Act, related secondary legislation and the rules made thereunder.

        The FSA's enforcement powers, which may be exercised against both authorized and approved persons, include public censure, imposing unlimited fines and, in serious cases, the revocation or variation of permission to carry on regulated activities or of an approved person's approval. In addition, the FSA may revoke an authorized person's permission if it is necessary to protect the interests of consumers or potential consumers.

        The FSA has further powers to obtain injunctions against authorized persons and to impose or seek restitution orders where persons have suffered loss. Once the FSA has made a decision to take enforcement action against an authorized or approved person (other than in the case of an application to the court for an injunction or restitution order), the person affected may refer the matter to the Financial Services Tribunal.

        In addition to its ability to apply sanctions for market abuse (described above), the FSA has the power to prosecute criminal offences arising under the 2000 Act and insider dealing under Part V of the Criminal Justice Act 1993 and breaches of money laundering regulations. The FSA's stated policy is to pursue criminal prosecution in all appropriate cases.

        Finally, the 2000 Act grants the FSA certain important powers with respect to insolvency proceedings and authorized persons. The FSA, although not a creditor, may seek administration orders under the Insolvency Act 1986 (as amended), present a petition for the winding-up of an authorized person or have standing to be heard in the voluntary winding-up of an authorized person (other than insurers carrying on long-term insurance business, which cannot voluntarily be wound up—see "—Winding-Up Rules" below).

FSA Conduct of Business Rules

        The FSA Conduct of Business Rules apply to every authorized person carrying on regulated activities and regulate the day-to-day conduct of business standards to be observed by authorized persons in carrying on regulated activities. The Conduct of Business Rules in many ways reflect the standards of conduct prescribed under the 1986 Act regulatory regime, but there are a number of important developments relevant to Prudential's business.

  Financial Promotion

        The Conduct of Business Rules prescribe stringent rules relating to the circumstances and manner in which authorized persons may communicate and approve "financial promotions", which are communications in the course of business of invitations or inducements to engage in investment activity.

  Polarization and Financial Promotion

        The polarization rules required employed staff or tied agents to advise on and sell the packaged products of only one company or group. Independent financial advisers must advise on the whole range of packaged products offered by companies in the relevant sector. The FSA relaxed the polarization rules in March 2001 with respect to stakeholder pension schemes and direct offer financial promotions for packaged products (which include life policies other than pure protection policies, pensions, regulated collective investment schemes and investment trust savings schemes). As a result of these changes, tied salesforces and appointed representatives of product provider firms are now free to market stakeholder pensions manufactured by any other company, and authorized persons may directly offer the packaged products of other authorized persons to the public (although if advice is provided, the advising authorized person remains responsible for that advice, regardless of which company's product is recommended).

        Further relaxation of the polarization rules is expected following the publication in January 2002 of FSA Consultation Paper 121, "Reforming Polarization: Making the Market Work for Consumers", in which the FSA makes a number of proposals for the reform of polarization (described in more detail below) which, if adopted, would fundamentally alter the relationship between product manufacturers and distributors.

        The principal proposal made by the FSA in Consultation Paper 121 is that polarization per se be abolished. On abolition, existing independent financial advisers would have to decide whether to remain as "independent" advisers, or to become "distributors"—that is, tied to a number of product manufacturers. Existing tied agents would have to decide whether to continue with a tie to a single manufacturer, or to become multi-tied "distributors".

        The FSA additionally proposes the prohibition of commission charging by independent advisers so that payments made by customers to independent financial advisers no longer depend on product purchases: as a result, the independent adviser's remuneration would be based on a fixed fee, retainer or hourly rate charge. Any commission which may be received by the independent adviser must either be rebated to customers or applied against incurred fees.

        The FSA also proposes to remove the current restrictions on the ability of product manufacturers to hold significant interests in independent financial advisers. If the proposal is adopted, independent advisers would be required to disclose to customers the extent of ownership by product manufacturers so as to prevent the use of equity ownership de facto to tie independent advisers.

The Financial Services Ombudsman Scheme

        The 2000 Act replaces the various customer complaint resolution schemes operated for insurance, investment and banking business prior to December 1, 2001 with the introduction of a unified ombudsman scheme applicable to complaints arising from the carrying on of all regulated activities. The Financial Services Ombudsman Scheme is intended to provide speedy, informal and cost effective dispute resolution of a firm's individual and small-business customers' complaints, and the Ombudsman is empowered to order firms to pay fair compensation for loss and damage, and may order a firm to take such steps as it determines to be just and appropriate to remedy a complaint.

The Financial Services Compensation Scheme

        The 2000 Act provides for the establishment of a compensation scheme intended to compensate individuals and small businesses for loss occasioned in respect of business carried on by an authorized person in violation of the rules of the 2000 Act regulatory regime in circumstances where such an authorized person is unable or unlikely to be able to satisfy claims against him.

        The Scheme is divided into three sub-schemes reflecting the different kinds of business undertaken by authorized persons: banking, insurance and investment business.

        The scheme is funded by contributions referable to the particular sub-schemes so as to minimize cross-subsidy between authorized persons whose businesses are not similar.

        The Financial Services Compensation Scheme replaces the various compensation schemes for insurance, investment and banking business operated prior to December 1, 2001.

Regulation of Insurance Business

        Effecting and carrying out a contract of insurance as principal are each regulated activities in respect of which FSA permission is required under the 2000 Act, and the carrying on of such regulated activities is referred to as insurance business.

        Some of Prudential's subsidiaries, including The Prudential Assurance Company Limited, Scottish Amicable Life plc, Prudential Annuities Limited, Prudential Retirement Income Limited and Prudential Pensions Limited, carry on insurance business in the United Kingdom with the permission of the FSA and are supervised by the FSA under the 2000 Act.

        The FSA regulates insurance business principally through the issuance of rules with which authorized persons are required to comply, and in particular, the FSA Interim Prudential Sourcebook for Insurers (referred to below as the Insurer's Sourcebook) prescribes rules and guidance specifically for authorized persons carrying on insurance business.

        Under the Insurer's Sourcebook, an insurance company is restricted from carrying on any activities other than in connection with or for the purposes of its insurance business.

Long-term Assets and Liabilities

        Long-term business assets and liabilities—those assets and liabilities relating to, broadly, life and health insurance policies—must be segregated from the assets and liabilities attributable to non-life insurance business or to shareholders. Separate accounting and other records must be maintained and a separate fund must be established to hold all receipts of long-term business.

        The extent to which long-term fund assets may be used for purposes other than long-term business is restricted by the Insurer's Sourcebook. Only the "established surplus"—the excess of assets over liabilities in the long-term fund, as determined by an investigation by the appointed actuary—may be transferred so as to be available for other purposes. Restrictions also apply to the payment of dividends by the insurance company or its parent, as described below. In practice, the level of assets held in the long-term fund will need to remain well in excess of the insurer's long-term liabilities.

Solvency Requirements

        The Insurer's Sourcebook also requires that insurance companies maintain a margin of solvency at all times in respect of both any long-term insurance and general insurance undertaken by the insurance company, the calculation of which in any particular case depends on the type and amount of insurance business a company writes. The method of calculation of the solvency margin is set out in the Insurer's Sourcebook, and for these purposes, an insurer's assets and its liabilities are subject to specific valuation rules set out in the Insurer's Sourcebook. Failure to maintain the required solvency margin is one of the grounds on which wide powers of intervention conferred upon FSA may be exercised.

Appointed Actuary

        Under the Insurer's Sourcebook, every insurance company that carries on long-term business must appoint an actuary. The appointed actuary must prepare an annual report for the company's directors quantifying the company's long-term liabilities attributable to the insurance company's long-term insurance business, determining the value of any excess over those liabilities of the assets representing the long-term insurance fund and where any rights of long-term policyholders to participate in profits relate to particular parts of such a fund, a valuation of any excess of assets over liabilities in respect of each of those parts.

        The appointed actuary must be an "approved person" and must comply with the regulatory provisions applicable to approved persons. Furthermore, the appointed actuary has a professional duty to be satisfied at all times as to the solvency of the company and that policyholders' reasonable expectations are safeguarded. The UK Institute of Actuaries and the UK Faculty of Actuaries require all members, including appointed actuaries, to comply with their Professional Conduct Standards.

        As part of its review of with-profits business, the FSA is addressing the role of the appointed actuary. Through an industry consultation process, the FSA is currently considering whether the requirement that an insurance company have an appointed actuary should be retained in light of the responsibilities already imposed upon the board of an insurance company under the 2000 Act regime, and, if the requirement to have an appointed actuary is to be retained, whether the current regulatory regime could be improved, for example, by minimizing potential conflicts of interest and by providing mechanisms to ensure the independence and reliability of the appointed actuary's work.

Distribution of Profits

        An insurance company carrying on long-term business, and any parent of such a company, cannot declare a dividend when the liabilities of the long-term business exceed the assets of the long-term fund, in each case as determined in accordance with the valuation rules prescribed by the Insurer's Sourcebook. The Insurer's Sourcebook also provides that, once an allocation of surplus in a with-profits fund has been made to policyholders, no transfer of assets representing any part of a subsequent surplus can be made, to shareholders or otherwise, unless either the "relevant minimum" (as defined in the Insurer's Sourcebook) of the surplus has been allocated to policyholders or a statutory notification procedure has been followed. Calculation of the relevant minimum is based upon the percentage of the relevant surplus previously allocated to eligible policyholders.

        Under the Insurer's Sourcebook, the parent of an insurance company is not prohibited from declaring dividends in circumstances where the value of the long-term insurance business assets is less than the amount of the long-term insurance business liabilities. HM Treasury however is given power under the 2000 Act to make regulations preventing an insurance company's parent from doing anything to lessen the effectiveness of any "asset identification rules" made by the FSA, which will include in this context rules requiring insurers to maintain the solvency of the long-term fund.

        There has been considerable public debate regarding the rights and legitimate expectations of with-profits policyholders to assets forming part of an insurance company's surplus, particularly where such assets do not derive from the payment of current policyholders premiums but are rather "inherited" from previous generations of policyholders or from other entities.

        There are currently two separate reviews being carried out with respect to with-profits business. The FSA is conducting a review of with-profits business and is expected to publish a report of its findings by the second half of 2002. Concurrently with the FSA review, HM Treasury has commissioned a review of the medium and long-term retail savings industry, which is scheduled to conclude in the second half of 2002. This review specifically addresses with-profits business, and the perceived opacity of the policies and the high level of discretion exercised by product providers.

        While it is difficult to predict the impact of each of the FSA's review of with-profits business and HM Treasury's review of the retail savings industry since they are not yet complete, their potential impact on with-profits business may be dramatic and, in the most extreme case, may lead to a radical transformation of the manner in which with-profits business is conducted.

Reporting Requirements

        Under the Insurer's Sourcebook, insurance companies must file with the FSA their audited accounts and appointed actuaries' reports.

Equalization Reserves

        The Insurer's Sourcebook requires every insurance company to maintain certain equalization reserves in respect of both general and credit insurance business, and to comply with the equalization reserve rules of the Insurer's Sourcebook.

Transfer of Insurance Business

        Before any transfer of insurance business may take place, the 2000 Act requires a scheme of transfer to be prepared and approved by the High Court.

Winding-Up Rules

        The general insolvency laws applicable to UK companies are modified in certain respects in relation to insurance companies. In particular, insurance companies are not subject to the administration procedures in the UK Insolvency Act 1986 (as amended) and holders of long-term policies are permitted to claim not only what is owing to them but also in respect of their reasonable expectations. Furthermore, instead of making a winding-up order when an insurance company has proved unable to pay its debts, a UK court may under section 378 of the 2000 Act reduce the amount of the insurance company's contracts on terms and subject to conditions which the court considers just. Where an insurance company is in financial difficulties but not in liquidation, the Financial Services Compensation Scheme has certain powers, including the power to take measures for securing the transfer of all or part of the business to another insurance company.

        Section 376 of the 2000 Act provides further insolvency protection to insurance companies effecting or carrying out contracts of long-term insurance. Without the permission of the court, a liquidator must carry on the insurer's business so far as it consists of carrying out the insurer's contracts of long-term insurance with a view to it being transferred as a going concern. In carrying on the business, the liquidator may agree to the variation of any contracts of insurance in existence when the winding-up order is made, but must not effect any new contracts of insurance.

European Union Directive on Group Supervision

        The European Union formally adopted directive 98/78/EC on the supplementary supervision of insurance undertakings within a group, referred to below as the "Insurance Groups Directive" in October 1998. Currently, under European law, insurance regulation, including in respect of solvency, is directed at individual insurance companies, (so-called "solo supervision") and makes no specific provision for particular issues which arise in the context of a member of a group. The directive does not change this basic approach, but requires member states to introduce the following measures to strengthen supervision of insurance companies which are part of a group:

  •
  an adjustment to the solo supervision solvency calculation in relation to participating interests in other insurance undertakings in order to eliminate "double-gearing" (the use of the same capital to cover different risks within a group);

  •
  an additional parent undertaking solvency margin calculation analogous to the adjusted solo solvency margin test referred to above, to be applied at the level of the parent undertaking;

  •
  the introduction of new solo-supervision requirements, including rules as to internal control within the insurance undertaking regarding the production of information relevant to supplementary supervision, the exchange of information within the group and the supervision of intra-group transactions; and

  •
  further provisions aimed at ensuring co-operation between competent regulatory authorities of member states.

        The directive's requirements are to be adopted for financial years beginning on or after January 1, 2001. The United Kingdom has implemented the requirements of the directive which are new to the United Kingdom through the Insurer's Sourcebook.

        The changes to solo supervision calculations will be reflected in the regulatory returns to the FSA for the year ended December 31, 2001 for Prudential Assurance Company and Prudential's other UK insurance subsidiaries. The parent undertaking solvency margin under the legislation that implements the Directive is filed privately with the FSA and differs from the adjusted solo solvency margin test in that it is a calculation rather than a formal test. The Insurance Groups Directive requires that the calculation be performed and that if, on the basis of the calculation, the competent regulatory authorities conclude that the solvency of the regulated direct insurers are, or may be jeopardized, they take appropriate measures at the level of those insurers. It is anticipated that the implementation of these requirements should not impact on the Prudential Group's activities, capital structure, or other commercial arrangements.

Regulation of Investment Business

        Certain of Prudential's subsidiaries are authorized by the FSA to carry on investment business. These entities are subject to regulation and supervision by the FSA and must comply with the FSA Conduct of Business Rules and all other applicable rules prescribed by the 2000 Act regime.

        Certain forms of investment business introduced by the 2000 Act are either novel, or were not regulated under the regime of the 1986 Act. The establishment, operation and winding-up of a stakeholder pension scheme is a regulated activity, and rights under a stakeholder pension scheme are defined as "investments" for the purposes of the 2000 Act regime, so that dealing, arranging, managing, advising and providing custody activities in respect of rights relating to a stakeholder pension also constitute regulated activities.

        Entering into and administering mortgage contracts relating to land used as a dwelling by the borrower or his relatives are each a regulated activity under the 2000 Act regime, so that, following the expiry of the transitional provisions referred to below, appropriate permission from the FSA must be obtained before such regulated activities may be carried on. In addition, HM Treasury has recently announced that the provision of mortgage advice will also become a regulated activity once the FSA has completed its consultation process.

        HM Treasury has introduced transitional provisions with respect to mortgage contracts whereby the regulated activities described above may be carried on for the time being without FSA permission.

        The designation of effecting, administering and advising on mortgages as regulated activities constitutes a significant extension of the 1986 Act regime under which there were no comparable forms of investment business. In light of the fact that grandfathering will not however be an appropriate means of obtaining permission for these activities, lenders will have to obtain FSA permission and devise new compliance procedures.

Regulation of Banking Business

        The FSA has sole responsibility for banking supervision and regulation in the United Kingdom and has wide discretionary powers in relation to those banks it regulates. The FSA has wide investigatory and enforcement powers, including the power to require information and documents from banks, appoint investigators, apply to the court for injunctions in cases of breaches or likely breaches of rules, impose financial penalties, issue a public statement or censure and vary, cancel or withdraw authorization to carry on banking business.

Supervision

        In its role as supervisor of banks, the primary objective of the FSA is to fulfill its responsibilities under the 2000 Act regime relating to the safety and soundness of banks with the aim of strengthening, but not guaranteeing, the protection of depositors. The FSA has adopted a risk-based approach to bank supervision.

        The FSA requires Prudential to maintain a certain minimum capital adequacy ratio of total capital to risk-weighted assets and to report large exposures. The Interim Prudential Sourcebook for Banks, on a general level, requires banks operating in the United Kingdom to maintain adequate liquidity, taking into account the nature and scale of their business so that they are able to conduct business in a prudent manner and meet their obligations as they fall due. As part of its supervision, the FSA requires the banks subject to its supervision to provide the FSA with information that the FSA may reasonably require to perform its functions under the 2000 Act regime.

Transfer of Banking Business

        Before any transfer of business wholly or partly involving deposit taking may take place, the 2000 Act requires a scheme of transfer to be prepared and approved by the High Court.

Solvency Requirements

        The requirement to have adequate capital is one of the criteria for permission to accept deposits under the 2000 Act. A bank should have sufficient capital to provide a stable resource to absorb any losses arising from the risks in its business. In assessing a bank's capital adequacy, the FSA takes into account not only the level of a bank's own funds but also other matters such as concentration of the loan book (large exposures) and liquidity.

        The FSA applies capital adequacy guidelines that accord with relevant EC directives and the Basel Accord of 1988, which established a framework for measuring the capital adequacy of international banking organizations. These guidelines implement a number of EC directives, including the Own Funds Directive, concerning capital requirements, the Solvency Ratio Directive, concerning solvency ratios that credit institutions must maintain, and the Capital Adequacy Directive, as amended, referred to as CAD, requiring credit institutions to provide capital for market risk. The FSA's guidelines impose on banks a requirement that they maintain a minimum level of capital to support on and off-balance sheet exposures, weighted according to broad categories of risk. Each bank subject to the FSA's guidelines must maintain a capital adequacy ratio of total capital to risk-weighted assets, of no less than 8%.

        The FSA introduced a new market risk regime as from October 1, 1998 for implementation of its policy based on the Basel Accord and the parallel EC Market Risk Directive, known as the "CAD Amending Directive". Both the 1996 Basel Amendment to the Basel Accord and the CAD Amending Directive enable banks to use internal value-at-risk models to calculate capital charges for market risks.

        Banks that have a trading book over a certain size are obliged to meet the trading book capital requirements of the CAD and the CAD Amending Directive in respect of the market-related and credit-related risks arising from their trading activities. This involves splitting their business between trading and banking books. UK banks are required to maintain, in interest-free accounts at the Bank of England, a cash balance, known as the cash ratio deposit, which is based on eligible liabilities, primarily pound sterling deposits less amounts on loan to other monetary institutions. Although these balances count towards the liquidity requirements for the real time gross settlement system introduced in the United Kingdom during 1996, they are generally regarded as non-operational and, accordingly, do not count towards overall liquidity requirements. The liquidity standard for sterling, which the UK government introduced in January 1996, requires the maintenance of sufficient holdings of liquid assets to cover potential cash outflows over the next five business days. This policy applies to UK-incorporated retail banks and group UK-based sterling operations.

        In June 1999, the Basel Committee on Banking Supervision issued a proposal for a new capital adequacy framework to replace the Basel Accord of 1988. The new capital framework consists of three "pillars": minimum capital requirements that will expand and develop the standardized rules set out in the 1988 Accord, a supervisory review of an institution's capital adequacy and internal assessment process and effective use of market discipline to strengthen disclosure and encourage safe banking practices. In furtherance of its objective to replace the Basel Accord of 1988, on January 16, 2001 the Basel Committee published its consultation paper entitled "The New Basel Capital Accord" and is currently conducting an extended consultation process in connection with the paper with banking industry participants and intends to finalize the terms of a new capital adequacy accord during 2002. The Basel Committee hopes to implement the new accord in 2005.

        On November 23, 1999, the European Commission published a consultation document on its proposals to review the existing capital adequacy framework for EU credit institutions and investment firms. The Commission's paper complements the Basel Committee's paper and similarly contains proposals on minimum capital requirements, supervisory review, and disclosure as an aid to market discipline.

        The European Commission also launched on February 5, 2001 a second round of consultations on a new capital adequacy framework for banks and investment firms. New proposals will be drafted in light of the response to the second consultation, but their broad aim will be to:

  •
  reflect market change by taking into account the different needs of global players and locally acting institutions, with the one-size fits all approach likely to be abandoned;

  •
  align capital charges and underlying economic risk more closely;

  •
  provide incentives for enhanced risk mitigation standards; and

  •
  provide a framework to support a comprehensive assessment of the risks to which firms are exposed.

US Supervision and Regulation

General

        Prudential conducts its US insurance activities through Jackson National Life, which is a stock life insurance company licensed to transact its insurance business in, and subject to regulation and supervision by, the District of Columbia and 49 of the 50 states; Jackson National operates a subsidiary, Jackson National Life Insurance Company of New York, in the state of New York. The extent of such regulation varies, but most jurisdictions have laws and regulations governing the financial aspects of insurance companies, including standards of solvency, reserves, reinsurance and capital adequacy and the business conduct of insurance companies. In addition, statutes and regulations usually require the licensing of insurers and their agents and the approval of policy forms and related materials. These statutes and regulations in Jackson National Life's state of domicile, which is Michigan, also set out the permitted types and concentration of investments.

        Insurance regulatory authorities in each of the jurisdictions in which Jackson National Life does business require it to file detailed quarterly and annual financial statements, and these authorities have the right periodically to examine its operations and accounts. In addition, Jackson National Life is generally subject to federal and state laws and regulations that affect the conduct of its business. New York and Michigan require their state insurance authorities to conduct an examination of an insurer under their jurisdiction at least once every five years. The New York Insurance authorities conducted an examination of Jackson National Life of New York in 2000 and the report included no material findings. Michigan insurance authorities completed a routine examination of Jackson National Life during the year 2001. While the report is not yet final, preliminary information indicates that there were no material findings.

        Jackson National Life's ability to pay shareholder dividends is limited under Michigan insurance law. The commissioner may limit, or not permit the payment of, shareholder dividends if the commissioner determines that an insurer's surplus, as regards policyholders, is not reasonable in relation to its outstanding liabilities and is not adequate to meet its financial needs as required by Michigan insurance law. Jackson National Life must report any shareholder dividends to the Michigan insurance commissioner before they can be paid. In the case of an extraordinary shareholder dividend or distribution, an insurer must give 30 days' advance notice to the commissioner and may not pay the dividend or distribution if the commissioner disapproves within such 30-day period. For this purpose, an extraordinary dividend or distribution means any dividend or distribution of cash or other property whose fair market value together with that of other dividends or distributions that an insurer made within the preceding twelve months exceeds the greater of 10% of the insurer's surplus as regards policyholders as of December 31 of the immediately preceding year, or the net gain from operations of the insurer, not including realized capital gains, for the prior year. In 1999, 2000 and 2001 Jackson National Life paid shareholder dividends of $96.3 million, $176.3 million and $131.1 million, respectively.

        State regulators also require prior notice or regulatory approval of changes in control of an insurer or its holding company and of certain material transactions with affiliates. Under New York and Michigan insurance laws and regulations, no person, corporation or other entity may acquire control of an insurance company or a controlling interest in any parent company of an insurance company, unless that person, corporation or entity has obtained the prior approval of the regulator for the acquisition. For the purpose of New York and Michigan law, any person acquiring, directly or indirectly, 10% or more of the voting securities of an insurance company is presumed to have acquired "control" of the company. To obtain approval of any change in control, the proposed acquiror must file an application with the New York superintendent of insurance or the Michigan insurance commissioner, as appropriate. This application requires the proposed acquiror to disclose, among other information, its background, financial condition, the financial condition of its affiliates, the source and amount of funds by which it will effect the acquisition, the criteria used in determining the nature and amount of consideration to be paid for the acquisition, proposed changes in the management and operations of the insurance company and other related matters.

Guaranty Associations and Similar Arrangements

        Each of the 50 states of the United States, the District of Columbia and Puerto Rico have laws requiring insurance companies doing business within their jurisdictions to participate in various types of guaranty associations or other similar arrangements. These associations and arrangements provide certain levels of protection to policyholders from losses under insurance policies that impaired or insolvent insurance companies issue. Typically, these associations levy assessments, up to prescribed limits, on member insurers on a basis that is related to the member insurer's proportionate share of the business in the relevant jurisdiction of all member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Some jurisdictions permit member insurers to recover assessments that they paid through full or partial premium tax offsets, usually over a period of years.

Asset Valuation Reserve

        State regulators generally require that insurers establish an asset valuation reserve that consists of two components: a default component to provide for future credit-related losses on fixed income investments and an equity component to provide for losses on all types of equity investments. The asset valuation reserve establishes statutory reserves for fixed maturity securities, equity securities, mortgage loans, equity real estate and other invested assets. The reserve is designed to capture all realized and unrealized gains and losses on such assets, other than those resulting from changes in interest rates. The level of reserves is based on both the type of investment and its rating. Contributions to the reserve may result in a slower growth in surplus or a reduction of Jackson National Life's unassigned surplus, which, in turn, reduces funds available for shareholder dividends or shareholder distributions. The extent of the impact of its asset valuation reserve on Jackson National Life's surplus depends in part on the future composition of the investment portfolio.

Interest Maintenance Reserve

        State regulators generally require that insurers establish an interest maintenance reserve to defer non-credit-related realized capital gains and losses, net of taxes, on fixed income investments, primarily bonds and mortgage loans, which are amortized into net income over the estimated remaining periods to maturity of the investments sold. The extent of the impact of the interest maintenance reserve depends on the amount of future interest-rate related realized capital gains and losses on fixed maturity investments.

The National Association of Insurance Commissioner Ratios

        On the basis of statutory financial statements that insurers file with state insurance regulators, the National Association of Insurance Commissioners annually calculates twelve financial ratios to assist state regulators in monitoring the financial condition of insurance companies. A usual range of results for each ratio is used as a benchmark and departure from the usual range on four or more of the ratios can lead to inquiries from individual state insurance departments.

        Two Jackson National Life ratios fell outside the usual range in 2001. The first was the net income to total income ratio which fell outside the usual range because of the net loss reported for 2001. The net loss resulted from realized capital losses. Although the statutory gain from operations was $193 million, it was more than offset by $394 million of realized investment losses. Any net loss is considered unusual for this ratio. The second was the change in premium ratio which fell outside the usual range because total premiums reported were lower than the prior year. Premiums decreased from a record high $8,903 million in 2000 to $7,990 million in 2001. This 10.3% decrease in total premiums is just outside of the acceptable range of a 50% increase to a 10% decrease.

Policy and Contract Reserve Sufficiency Analysis

        Michigan insurance law requires Jackson National Life to conduct annually an analysis of the sufficiency of interest-sensitive life and annuity reserves. A qualified actuary must submit to the insurance department an opinion that states that the reserves, when considered in the light of the assets that an insurance company holds with respect to such reserves, make good and sufficient provision for the associated contractual obligations and related expenses of the insurance company. If a qualified actuary cannot provide such an opinion, then the insurance company must set up additional reserves by moving funds from unassigned surplus. The 2001 opinion is not due yet. However Jackson National Life expects to provide the required 2001 opinion to the insurance department without any qualifications.

Jackson National Life's Capital and Surplus

        Michigan insurance law requires Jackson National Life, as a domestic stock life insurance company, to maintain at least US$7,500,000 in unimpaired capital and surplus. In addition, insurance companies are required to have sufficient capital and surplus to be safe, reliable and entitled to public confidence.

        As a licensed insurer in the District of Columbia and every state but New York, where it operates through a subsidiary, Jackson National Life is subject to the supervision of the regulators of each such jurisdiction. In connection with the continual licensing of Jackson National Life, regulators have discretionary authority to limit or prohibit new issuance of business to policyholders when, in their judgment, the regulators determine that such insurer is not maintaining minimum surplus or capital or if further transaction of business will be hazardous to policyholders.

Risk-based Capital

        In 1992, the National Association of Insurance Commissioners approved risk-based capital standards for life insurance companies as well as a model act for state legislatures to enact. The model act requires that life insurance companies report on a formula-based, risk-based capital standard that they calculate by applying factors to various asset, premium and reserve items. The formula takes into account the risk characteristics of a company, including asset risk, insurance risk, interest rate risk and business risk. The National Association of Insurance Commissioners designed the formula as an early warning tool to identify potentially inadequately capitalized companies for purposes of initiating regulatory action. The National Association of Insurance Commissioners intended the formula as a regulatory tool only and did not intend it as a means to rank insurers generally. The model act imposes broad confidentiality requirements on those engaged in the insurance business (including insurers, agents, brokers and others) and on state insurance departments as to the use and publication of risk-based capital data.

        The model act gives the state insurance commissioner of any state adopting it explicit regulatory authority to require various actions by, or take various actions against, insurance companies whose adjusted capital does not meet minimum risk-based capital standards. The Michigan insurance commissioner takes into account the National Association of Insurance Commissioners' risk-based capital standards to determine adequate compliance with Michigan insurance law. At December 31, 2001, Jackson National Life's total adjusted capital under the National Association of Insurance Commissioners' definition substantially exceeded model act standards.

Regulation of Investments

        Jackson National Life is subject to state laws and regulations that require diversification of its investment portfolio, limit the amount of investments in certain investment categories such as below investment grade fixed income securities, equity real estate, foreign securities and common stocks and forbid certain other types of investments altogether. Jackson National Life's failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated by the Michigan Insurance Division as non-admitted assets for purposes of measuring surplus, and, in some instances, the Michigan Insurance Division could require divestiture of such non-qualifying investments.

Federal Financial Services Regulation

        On November 12, 1999, the US president signed into law the Gramm-Leach-Bliley Act ("Gramm-Leach") which eliminated certain barriers to and restrictions on affiliations among banks, securities firms, insurance companies and other financial services organizations. Gramm-Leach permits bank holding companies, US banks and, in some cases, foreign banking organizations that meet certain criteria relating to capital, management and (for US institutions) service to low-income and moderate-income communities to engage through affiliates in a wider range of financial activities, including securities underwriting and dealing, mutual fund distribution and merchant banking investing. Bank holding companies and foreign banking organizations that meet these criteria can elect to become "financial holding companies" to take advantage of these broader powers.

        While Gramm-Leach relaxes restrictions on affiliations of banks with other types of financial companies, it generally leaves in place restrictions on affiliations between banks and commercial firms. In addition, Gramm-Leach imposes new restrictions on affiliations between savings associations, or "thrifts," and commercial firms. Before Gramm-Leach, commercial companies were permitted to own a single thrift under certain conditions and were regulated as "unitary thrift holding companies" by the Office of Thrift Supervision. After Gramm-Leach, commercial companies are generally prohibited from acquiring or establishing even a single thrift.

        Jackson National Life acquired a thrift before Gramm-Leach and thereby achieved a "grandfathered unitary thrift holding company" status for itself and for Prudential plc. See "—Business of Prudential— US Business—Jackson Federal Bank" in this Item 4. Grandfathered unitary thrift holding company status offers superior affiliation powers than are authorized under Gramm-Leach for financial holding companies. Gramm-Leach does not impose any affiliation restrictions on grandfathered unitary thrift holding companies. Thus, right now, if Jackson National Life or its holding companies wanted to acquire, for example, a computer chip maker or a grocery store, in the US or overseas, there would be no barrier to such a transaction under US banking laws.

        However, this privilege exists only so long as the holding company preserves its status as a grandfathered unitary thrift holding company. The primary restrictions in this regard are that the holding company cannot undergo a change in control or acquire a separate US bank or thrift (unless the acquired institution is merged with the existing thrift subsidiary, Jackson Federal Bank).

        Besides the general lack of restriction on affiliations, the other major consequences of being a grandfathered unitary thrift holding company is that the holding company is subject to the supervisory regime of the Office of Thrift Supervision ("OTS") rather than that of the Federal Reserve Board. In general, the OTS exercises relatively less supervisory oversight over unitary thrift holding companies than the Federal Reserve Board exercises over financial holding companies. See "—Supervision and Regulation of Prudential—US Supervision and Regulation—Thrift Regulation" in this Item 4.

        On the other hand, because Jackson National Life and its holding companies are not currently engaged in commercial activities, Jackson National Life has the power to choose to become a "financial holding company" at a future date (e.g., by acquiring a bank or by converting Jackson Federal Bank into a bank), and thereby become subject to the Federal Reserve Board's regulatory regime, if Jackson National Life discerns an advantage to doing so. However, the status of "grandfathered unitary thrift holding company" would be irretrievably forgone.

        While the full impact of Gramm-Leach is difficult to predict, there are a number of ways in which the law may affect Jackson National:

  •
  Jackson National Life may face additional competition from larger financial services companies because banks, securities firms and insurance companies, both in the US and those currently engaged in such activities offshore, may affiliate with and form organizations that compete with Jackson National Life's businesses. In the years since Gramm-Leach was adopted, there have not been many mergers between banks and insurers, perhaps because insurers have been reluctant to subject themselves to the supervision of the Federal Reserve Board, and because US banks may be reluctant to dilute their return on equity, which is generally higher than that of US insurers. This could change, however, as economics change and as Federal Reserve Board supervision of insurers becomes more well-defined.

  •
  Bank acquisitions of insurance agencies have accelerated (because Gramm-Leach added empowerments to prior law, which generally limited banks to selling insurance from places with populations of less than 5,000), intensifying the strategic importance of efforts to sell Jackson National Life products through banks and bank affiliates.

  •
  Gramm-Leach requires all financial services providers to comply with new privacy requirements, including a provision permitting customers to decide not to permit financial providers to share non-public personal information with third parties who seek to market to these customers. All of Jackson National Life's companies are subject to this requirement, but the requirement has not added significant costs or competitive burdens.

Securities Laws

        Jackson National Life, certain of its affiliates and certain policies and contracts that Jackson National Life offers are subject to various levels of regulation under the federal securities laws that the Securities and Exchange Commission administers.

        The primary intent of these laws and regulations is to protect investors in the securities markets and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the conduct of business for failure to comply with such laws and regulations. Jackson National Life may also be subject to similar laws and regulations in the states in which it provides investment advisory services, offers the products described above or conducts other securities-related activities.

        Jackson National Asset Management LLC is registered with the Securities and Exchange Commission as an investment adviser under the Investment Advisers Act of 1940 and a transfer agent under the Securities Exchange Act of 1934 (the "Securities Exchange Act"). The mutual funds for which Jackson National Asset Management LLC serves as investment adviser are subject to regulation under the Securities Act of 1933 (the "Securities Act") and the Investment Company Act of 1940 (the "Investment Company Act"). In addition, variable annuities and the related separate accounts of Jackson National Life are subject to regulation by the Securities and Exchange Commission under the Securities Act and the Investment Company Act as well as applicable insurance laws.

        Each of Jackson National Life Distributors, Inc., National Planning Corporation, SII Investments, Inc., INVEST, and ICA is registered as a broker-dealer under the Securities Exchange Act. National Planning Corporation was formerly known as Jackson National Financial Services, Inc. Jackson National Life Distributors, National Planning Corporation and SII Investments are subject to regulation and supervision by the Securities and Exchange Commission, state securities authorities (to the extent that they transact business in that state), and the National Association of Securities Dealers, Inc., each of which has broad administrative and supervisory powers relative to all aspects of the broker-dealer business and may examine a broker-dealer's business and accounts at any time.

        Prudential also conducts US investment management activities through PPM America, Inc., which is registered with the Securities and Exchange Commission as an investment adviser under the Investment Advisers Act of 1940. PPM America, Inc. serves as the investment adviser to Jackson National Life, certain mutual funds, several private investment funds and structured finance vehicles, and the US equity and fixed income portions of portfolios of certain UK affiliates of PPM America, Inc. The mutual funds for which PPM America, Inc. serves as investment adviser or sub-adviser are subject to regulation under the Securities Act and the Investment Company Act.

        PPM America, Inc. and certain of its subsidiaries are subject to various levels of regulation under the federal securities laws that the Securities and Exchange Commission administers. The primary intent of these laws and regulations is to protect investors in the securities markets and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the conduct of business for failure to comply with such laws and regulations.

        To the extent that PPM America, Inc. manages assets for certain types of employee benefit plans subject to ERISA, the Employee Retirement Income Security Act of 1974, certain activities of PPM America, Inc. are potentially subject to the same types of regulatory restrictions that ERISA and the Internal Revenue Code impose. Such restrictions are the same as those described with respect to Jackson National Life concerning Employee Benefit Plan Compliance. See "—Employee Benefit Plan Compliance" in this section below. The Department of Labor and the Internal Revenue Service have interpretive and enforcement authority over these provisions of ERISA and the Internal Revenue Code.

Thrift Regulation

        JNL Thrift Holdings, Inc. ("Thrift Holdings"), a subsidiary of Jackson National Life, is the immediate parent company and a unitary thrift holding company for Jackson Federal Bank, a federally chartered savings association, or "thrift". Each of Thrift Holdings and, to a greater extent, Jackson Federal Bank is subject to supervision and regulation by the OTS, a component of the US Department of the Treasury (an agency of the US federal government). The OTS is the primary federal regulator of Thrift Holdings and Jackson Federal Bank.

        As described above, Thrift Holdings generally is not subject to restrictions on its ability to affiliate with financial or commercial companies because it is a grandfathered unitary thrift holding company. See "—Supervision and Regulation of Prudential—US Supervision and Regulation—Federal Financial Services Regulation" in this Item 4. However, Thrift Holdings (as well as its parent companies Jackson National Life and Prudential) could become subject to restrictions on their activities and investments if Jackson Federal Bank were to fail to be a "qualified thrift lender" ("QTL") under the Home Owners' Loan Act ("HOLA").

        In general, in order for Jackson Federal Bank to remain a QTL, a certain percentage of its assets must consist of residential real estate mortgage loans, consumer loans, small business loans and other similar and related assets. Jackson Federal Bank is currently in compliance with QTL standards. In addition to triggering restrictions on activities of affiliates, failure to remain a QTL would also trigger restrictions on the ability of Jackson Federal Bank to obtain funding from the Federal Home Loan Bank System, establish new branches and pay dividends.

        Under HOLA and applicable OTS regulations, thrift holding companies must file periodic reports with the OTS and must comply with OTS recordkeeping requirements. Thrift holding companies are subject to holding company examination by the OTS, and the OTS may take enforcement action against a thrift holding company if the activities of the thrift holding company constitute a serious risk to the financial safety, soundness or stability of a subsidiary thrift. Thrift holding companies are not subject to OTS capital adequacy requirements.

        Jackson Federal Bank is subject to extensive regulation and examination by the OTS under HOLA and other federal laws and regulations. These laws and regulations govern Jackson Federal Bank's lending, deposit-taking and other activities, establishment of branches, transactions with affiliates (including Thrift Holdings and Jackson National Life), payment of dividends, capital adequacy and "community reinvestment" activities (which include lending to low-income and moderate-income communities).

        Jackson Federal Bank is also subject to reserve requirements relating to its deposit activities under the Federal Reserve Act, as administered by the Federal Reserve Board, and is subject to regulation and supervision by the Federal Deposit Insurance Corporation, which insures certain of Jackson Federal Bank's deposits.

Employee Benefit Plan Compliance

        Jackson National Life issues certain types of general account stable value products, such as GICs and funding agreements, to employee benefit plans and to investment vehicles that pool the investments of such plans. To a large extent, these plans are retirement plans that are subject to the fiduciary standards of ERISA, and that are tax qualified under the Internal Revenue Code. As such, certain activities of Jackson National are potentially subject to certain regulatory restrictions that ERISA and the Internal Revenue Code impose. These restrictions include:

  •
  the requirement under ERISA that fiduciaries must perform their duties solely in the interests of ERISA plan participants and beneficiaries,

  •
  the requirements under ERISA and the Internal Revenue Code that fiduciaries may not engage in conflict of interest transactions, and

  •
  the requirements under ERISA and the Internal Revenue Code that a fiduciary may not cause a covered plan to engage in certain prohibited transactions with certain persons who provide services to the plan or are affiliated with the plan sponsor or a plan service provider.

        The Department of Labor and the Internal Revenue Service have interpretive and enforcement authority over these provisions of ERISA and the Internal Revenue Code.

        In the instance where an insurer issues a guaranteed benefit policy to a plan, ERISA provides that the insurer need not become a fiduciary with respect to the plan solely as a result of the issuance of the policy. Under Section 401 of ERISA, a guaranteed benefit policy means an insurance policy to the extent such policy provides for benefits the amount of which the insurer guarantees.

        In 1993, in John Hancock Mutual Life Insurance Company v. Harris Trust & Savings Bank, the US Supreme Court held that, with respect to a portion of the funds held under a general account group annuity contract, an insurer could be subject to the fiduciary requirements of ERISA and the prohibited transaction provisions of ERISA and the Code. This decision was in contradiction to interpretations that the Department of Labor had previously issued.

        As part of the Small Business Job Protection Act of 1996, Congress offered some relief from the impact of the Harris Trust decision for certain policies issued on or before December 31, 1998. This Act also required the Department of Labor to issue regulations for the purpose of determining, in cases where an issuer issues general account policies to or on behalf of employee benefit plans, which assets of the insurer will be subject to the fiduciary responsibility and prohibited transaction provisions of ERISA. In addition, the Act provided some protection from lawsuits claiming breaches of fiduciary duties under ERISA for actions arising prior to the finalization of such regulations for policies.

        Nonetheless, the relief provided by the Small Business Job Protection Act is only transitional and the Department of Labor has not to date provided detailed guidance on the application of the Harris Trust decision to a determination of whether one or more policies will qualify as a guaranteed benefit policy. Accordingly, although Prudential does not believe that the Harris Trust decision will have a material adverse effect on Jackson National Life's business, financial condition or operations results, and Jackson National Life is proceeding with its general account products with the understanding that their issuance will not alone make Jackson National Life subject to ERISA's fiduciary standards and prohibited transaction provisions, the full impact of the Harris Trust decision is not entirely clear.

        In addition, for plans that are not subject to ERISA or the prohibited transaction provisions of the Internal Revenue Code, such as pension plans maintained by state or local governments, state and local laws may apply in lieu of these fiduciary standards. Although Prudential does not believe that such laws will have a material adverse effect on Jackson National Life's business, financial condition or operations results, the application of these laws is generally less developed than the federal pension laws.

Financial Services Regulatory and Legislative Issues

        The US President has in the past proposed to increase the taxes levied against the insurance industry to increase the federal budget. The industry has been very successful in resisting these proposals on the grounds that an increase in taxes on insurance companies or insurance policies would have a negative affect on US citizens saving for their retirement. The insurance industry is very vigilant in monitoring these proposals and taking action to oppose them.

        States regulate the business of insurance and each state regularly enacts or promulgates legislation and regulations that affect the way insurers do business within the state's boundaries. A major issue at the state level involves genetic information and whether insurers should be able to use such information when underwriting insurance policies. Many states have passed legislation restricting a health insurer's ability to use this information, but, at present, life insurance companies have not been made subject to similar restrictions. Prudential expects that similar legislative initiatives will continue to be passed into law.

Item 5.    Operating and Financial Review and Prospects

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis should be read in conjunction with Prudential's consolidated financial statements and the related notes to Prudential's consolidated financial statements included elsewhere in this document. Prudential's consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain material respects from US GAAP. For a summary of the material differences between UK GAAP and US GAAP relevant to Prudential's financial statements, see Notes 37 and 38 of the notes to Prudential's consolidated financial statements. A summary of the critical accounting policies which have been applied to these statements is set forth in the section below entitled "—Critical Accounting Policies".

        The results discussed below are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in these forward-looking statements due to a number of factors, including those set forth in the section below entitled "—Factors Affecting Results of Operations", in Item 3, "Key Information—Risk Factors" and elsewhere in this document.

Introduction

        Prudential provides a broad range of financial products and services, primarily to the retail market. The period since 1999 has been one of significant change as Prudential has positioned itself to compete and succeed in the new millennium.

        In 1999, Prudential completed the acquisition of M&G, expanded its Asian and European operations, further developed Egg plc, a direct marketing banking operation, and reorganized its UK retail and fund management operations.

        In 2000, Prudential completed its listing on the New York Stock Exchange, and completed an initial public offering of Egg plc on the London Stock Exchange.

        In 2001, Prudential restructured its UK Insurance Operations resulting in a charge to shareholders of £48 million. The restructuring is expected to result in annual gross savings of approximately £175 million from 2004. See "Item 4—Information on the Company—Business of Prudential—UK Operations—Restructuring". In addition, Prudential announced an all-share merger with American General Corporation in February 2001, which was terminated in May 2001. In accordance with the merger agreement, American General paid Prudential the full termination fee of £423 million (US$600 million) required under the contract. See Item 4, "Information on the Company—Information Regarding Merger with American General Corporation". In November 2001, Prudential agreed to transfer its personal lines property and casualty insurance business to Winterthur Insurance and the Churchill Group, its UK subsidiary. On December 31, 2001, these insurance liabilities were almost wholly reassured to Winterthur. The sale was completed on January 4, 2002 for a consideration of £353 million. Profits from Prudential's UK personal lines property and casualty business have been classified as discontinued operations for 2001. See "Item 4—Information on the Company—Business of Prudential—UK Business—Personal Lines, Property and Casualty Insurance—Transfer of Business to Winterthur".

Factors Affecting Results of Operations

        Prudential's results of operations are affected, to a greater or lesser degree, by a variety of factors, including demographics, general economic and market conditions, government policy and legislation and regulation, as discussed in greater detail below. See Item 3, "Key Information—Risk Factors" for more information on risks associated with these and other factors. In addition, changes to the composition of its businesses and the execution of its growth strategy may result in increased variation in profits from year to year.

General Economic and Market Conditions

        In the 1990s, retail financial services and fund management markets in the United Kingdom and the United States benefited from generally favorable economic and market conditions. During that period, both the United Kingdom and the United States experienced strong economic growth, stable interest rates, low inflation rates and very strong growth in stock market prices. However over the last few years, these markets have experienced significant volatility. Despite these recent fluctuations, Prudential believes that the historical strength of the UK and US equity markets, combined with demographic factors and governmental efforts to increase individual savings and self-provision for retirement, has resulted in increased consumer focus on savings and investment products.

        Meanwhile, in Asia the global economic slowdown is likely to depress short-term growth rates. However, in the long term, Prudential believes potential in Asia remains exceptional and that with its significant portfolio of businesses in the region, multi-channel distribution capabilities, excellent strategic partners and customer-focused product expertise it is in a very healthy position to benefit from the strong growth potential throughout Asia.

        Changes in interest rates and returns from equity, real estate and other investments as well as volatility in these items may affect Prudential's profitability. In the United Kingdom, where Prudential invests in debt and other fixed income securities, equity securities and real estate, shareholders' profits under UK GAAP are largely a function of the bonuses it declares on with-profits products. The most important influences on the bonus rates are the overall rate of return earned on investments and Prudential's expectation of future investment returns. See "Analysis of Geographic Region—UK Operations—Basis of Profits", "—With-Profits Products" and "—Bonus Rates" below. In recent years, Prudential's long-term expectations of lower investment returns have had a negative impact on annual bonus rates and, as a result, shareholders' profit. A sustained fall in equity markets would have a negative impact on terminal bonus rates and, consequently, shareholders' profit. Prudential's bonus policy and its impact on profitability is addressed in more detail in "Critical Accounting Policies" below.

        In the United States, fluctuations in prevailing interest rates, including changes in the difference between the levels of prevailing short-term and long-term rates, can affect results from Jackson National Life, which is predominantly a spread-based business with the majority of its assets invested in fixed income securities. Changes in interest rates, either upward or downward, can expose Jackson National Life to the risk of not earning anticipated spreads between the rate earned on investments and the rate credited on its policies. For example, if interest rates go up and/or competitors offer higher crediting rates, withdrawals on annuity contracts may increase as policyholders seek higher investment returns elsewhere. In response, Jackson National Life could (1) raise its crediting rates to stem withdrawals, decreasing its spread; (2) sell assets which may have depressed values in a high interest rate environment, creating realized investment losses; or (3) pay out existing cash which would otherwise have earned interest at the higher interest rates. Moreover, to the extent that Jackson National Life holds illiquid private placements and commercial mortgages, there is a risk that it will incur losses if it needs to sell those assets. Conversely, if interest rates decrease, withdrawals from annuity contracts may decrease relative to original expectations, creating more than expected cash to be invested at lower rates. Jackson National Life may have the ability to lower the rates it credits to policyholders as a result, but may be forced to maintain crediting rates for competitive reasons or because there exist minimum interest rate guarantees in certain contracts. In either case, the spread earned by Jackson National Life would be lowered.

        The profitability of Jackson National Life's spread-based businesses depends in large part on its ability to manage interest rate spreads, as well as the credit and other risks inherent in its investment portfolio. There can be no guarantee that these risks will be managed successfully. Prudential designs its US products and manages the investments supporting this business to reduce interest rate sensitivity. This has the effect of moderating the impact on Prudential's results of changes in prevailing interest rates. See Item 11, "Quantitative and Qualitative Disclosures about Market Risk" for a discussion of the management of Prudential's exposure to such market risk.

Government Policy and Legislation

        Changes in government policy or legislation applying to companies in the financial services and insurance industries in any of the jurisdictions in which Prudential operates, particularly in the United Kingdom and the United States, may adversely affect the result of its operations. These include possible changes in the tax treatment of financial products and services, government pension arrangements and policies, the regulation of selling practices and solvency standards. These changes may affect Prudential's existing and future business by, for example, causing customers to cancel existing policies, requiring Prudential to change its range of products and services, redesign its technology or other systems, retrain staff, pay increased tax or incur other costs.

Regulation

        In recent years, the insurance sectors in the markets in which Prudential operates have faced increased scrutiny. In 1997, Prudential was publicly criticized by its UK regulators for its treatment of pensions mis-selling and for failures to adequately monitor and train its salesforce. In 2001, a fine of £650,000 was levied by the Personal Investment Authority, following an inspection in 1999 of Prudential's Phase 1 procedures, which revealed instances of delay in making payments of redress and of deficiencies in its record keeping. Pensions mis-selling is discussed in more detail under Item 4, "Information on the Company—Business of Prudential—UK Business—Compliance—Pensions
Mis-selling". Additional regulation, scrutiny and related costs have put pressure on the margins on new business. In the United States, Prudential has been the subject of regulatory sanctions and class actions. These class actions are discussed in more detail under Item 4, "Information on the Company—Business of Prudential—Legal Proceedings". Changes in pensions, financial services and tax regulation could have an impact on Prudential's results. See Item 4, "Information on the Company—Supervision and Regulation of Prudential" for a summary of the current regulatory environment in which Prudential conducts its business.

Exchange Rates

        Due to the geographical diversity of Prudential's businesses, it is subject to the risk of exchange rate fluctuations. Prudential's international operations in the United States, Asia and Europe, which represent a significant proportion of total group income and expenses, generally write policies and invest in the same local currency, which although limiting the effect of exchange rate fluctuations on local operating results, can lead to fluctuations in Prudential's consolidated financial statements upon translation of results into pounds sterling.

UK GAAP Critical Accounting Policies

        Prudential's discussion and analysis of its financial condition and results of operations are based upon Prudential's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United Kingdom. The preparation of these financial statements requires Prudential to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, Prudential evaluates its estimates, including those related to long-term business provisioning, the fair value of assets and the declaration of bonus rates. Prudential bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. Prudential believes that its critical accounting policies are limited to those described below. For a detailed discussion on the application of these and other accounting policies, see Note 3 of the notes to the consolidated financial statements and "US GAAP Analysis—US GAAP Critical Accounting Policies" below.

Long-term Business Provision

        At December 31, 2001 the long-term business provision represented 63% of Prudential's total liabilities. These liabilities predominantly relate to with-profits and other protection type policies. These liabilities are estimated using actuarial methods based on assumptions relating to premiums, interest rates, investment returns, expenses, mortality and surrenders. If actual experience differs from these assumptions then the value of the liabilities would need to be adjusted.

With-profits Fund

        The excess of assets over liabilities of the Group's long-term with-profits funds are retained within the fund for future appropriations and excluded from equity. Similarly excesses and deficits of net income over the UK basis surplus for distribution to policyholders and shareholders is transferred to, or from, the fund for future appropriations.

Fair Value of Assets

        Equity securities, debt and other fixed income securities, except for those held by Jackson National Life (which are carried at amortized cost), are carried at fair value with unrealized gains and losses being reflected in the profit and loss account. Fair value is based on market prices for listed securities and on quotations provided by external fund managers, brokers, independent pricing services or values determined by management for unlisted securities.

        Investments in real estate are carried at estimated fair value with changes in the fair value being recognized in the profit and loss account. Properties are valued annually either by the group's qualified surveyors or professional external valuers.

Bonus Rates

        As outlined in basis of profits below, Prudential's results include an annual profit distribution to shareholders from long-term with-profits funds that represents an amount of up to one-ninth of the value of that year's bonus declarations to policyholders. The boards of directors of the subsidiary companies with with-profit operations with the advice of their appointed actuary, determine the amount of annual and terminal bonuses to be declared each year on each group of contracts. More detail on Prudential's bonus policy is set out in "Analysis by Geographic Operations—UK Operations—Basis of Profit".

Investment Returns

        Investment returns comprise investment income, realized gains and losses and changes in unrealized gains and losses, except for changes in unrealized gains and losses on debt securities held by Jackson National Life. These securities are carried in the balance sheet at amortized cost. For debt and other fixed interest securities held by Jackson National Life, purchase premiums and discounts are amortized based on the underlying investments' call or maturity dates and this amortization is included in investment returns. Realized gains and losses, including writedowns on permanent dimunitions, are recognized in income on the date of sale as determined on a specific identification basis for Jackson National Life and on an average cost basis elsewhere.

Deferred Acquisition Costs

        In common with other insurers Prudential incurs significant costs in connection with acquiring new insurance business. These costs, which vary with and are primarily related to the production of new business, are capitalized and amortized against margins in future revenues on the related insurance policies. The recoverability of the asset is measured and the asset is deemed impaired if the projected future margins are less than the carrying value of the asset. Management makes assumptions as to whether certain costs should be deferred or not and whether they will be offset by future margins on the policies. To the extent that the actual future margins differ from those anticipated then an adjustment to the carrying value of the deferred acquisition cost asset will be necessary.

        The deferral and amortization of deferred acquisition costs is of most relevance to the Group's reported profits for shareholder financed long-term business operations, principally Jackson National Life in the United States. For with-profits funds the accounting policy for acquisition costs had no direct impact on profit due to the aforementioned treatment of the excess of assets over liabilities.

Overview of Consolidated Results

        The following table shows Prudential's consolidated total profit on ordinary activities for the periods indicated.

	Year Ended December 31,
	2001	2000(1)	1999(1)
	(In £ Millions)
Operating profit before amortization of goodwill and tax(2)
Continuing operations:
UK operations	422	438	391
US operations	298	466	451
Asian operations	25	36	27
European operations	(24)	(10)	6
Group activities	(130)	(123)	(90)
UK restructuring	(41)	—	(58)

Total continuing operations	550	807	727

Discontinued operations
Personal lines property and casualty insurance	79	33	61
UK restructuring	(7)	—	(12)

Total discontinued operations	72	33	49

Operating profit before amortization of goodwill and tax	622	840	776

Amortization of goodwill	(95)	(84)	(54)
Short-term fluctuations in investment returns	(480)	(48)	28
American General break fee net of expenses	338	—	—
Profit on flotation of Egg and business disposals	—	239	—

Total profit on ordinary activities before tax	385	947	750

Tax on profit on ordinary activities
Tax on operating profit before amortization of goodwill	(174)	(260)	(269)
Tax on items excluded from operating profit before amortization of goodwill	153	(54)	(9)

Total tax on profit on ordinary activities	(21)	(314)	(278)

Profit on ordinary activities after tax before minority interests	364	633	472

Minority Interests	25	24	—

Profit on ordinary activities after tax and minority interests	389	657	472

(1)
Results for 2000 and 1999 have been restated to reflect the adoption of new UK GAAP policies concerning deferred tax in 2001. See Note 4 of the notes to Prudential's financial statements for a description of the new policies and the impact of adoption. All following statements in this Item 5 have been restated.

(2)
Due to the long-term nature of Prudential's business, the basis of presentation of operating profit may not be comparable with other UK companies. See Note 5 of the notes to Prudential's consolidated financial statements for a description of the basis.

Profit Before Tax

        Total profit on ordinary activities before tax in 2001 was £385 million compared with £947 million in 2000. The decrease in 2001 reflects a £168 million reduction in profits from Jackson National Life in the United States and a £432 million decrease in short-term fluctuations in investment returns primarily due to defaults and impairments on bonds in the United States. These losses were partially offset by £ 338 million net of related expenses representing the American General merger termination break fee. Goodwill amortization of £95 million in 2001 was £11 million higher than 2000 primarily due to a full year charge in relation to acquisitions in Taiwan and of US broker dealer operations.

        Total profit on ordinary activities before tax in 2000 was £947 million compared with £750 million in 1999. The increase in 2000 primarily relates to profit on business disposals of £239 million resulting from the sale of shares and flotation of a minority holding in Egg plc of £119 million, the profit on the sale of Prudential's holding in St. James's Place Capital plc of £99 million and Prudential's share of the profit on the sale of a Bermudan fund manager held by St. James's Place Capital plc of £21 million. In 2000, profit before tax was adversely affected by an increase in goodwill amortization of £30 million, mainly due to a full twelve months amortization in respect of the M&G acquisition and a £76 million decrease in short-term fluctuations in investment returns due to market declines.

Profit After Tax

        Profit after tax before minority interests in 2001 was £364 million compared with £633 million in 2000 and £472 million in 1999. These movements reflect the movements in profit before tax in those years and effective tax rates of 5.5% in 2001, 33.2% in 2000 and 37.1% in 1999. The reduction in the effective tax rate in 2001 represents the effect of tax payable on the American General merger termination break fee being relieved against capital losses available to the Group and acquired during the year. The decrease in the effective tax rate in 2000 compared to 1999 primarily reflects non-taxable book gains on sales of subsidiaries and associates partially offset by an increase in capital gains and other non-deductible expenses in 2000.

Analysis by Geographic Region

        Prudential focuses on operating profit before amortization of goodwill and tax by geographic region as the primary measure of current year performance. This excludes exceptional items, such as profits on business disposals, and includes the investment return for the UK shareholders' funds and personal lines property and casualty insurance business and Jackson National Life, using a longer term rate of return, rather than the actual return for the year, in accordance with UK GAAP and Association of British Insurers, or ABI, guidelines. The analysis and discussion below is based upon operating profit before amortization of goodwill and tax. Due to the long-term nature of Prudential's business, its basis of presentation of operating profits may not be comparable with other UK companies. See Note 5 of the notes to Prudential's consolidated financial statements for a description of this basis.

        For all of Prudential's long-term insurance businesses (United Kingdom, United States, Asia and continental Europe), operating profit is generated principally from its in-force book of business. Prudential's in-force book is business written in earlier years and on which it continues to declare bonuses or credit interest to policyholders and generate profit for shareholders. These books of in-force business have been built up over many years with the result that, for Prudential's long-term insurance business, sales in any one year do not have a significant impact on shareholders' profit in that year, but may have an impact in subsequent years.

United Kingdom

Basis of Profits

        In order to understand how Prudential's results are derived it is necessary to understand how profit emerges from its with-profits business.

        Prudential's results comprise an annual profit distribution to shareholders from its UK long-term with-profits fund, hereafter the with-profits fund, as well as profits from its other businesses. Prudential's primary UK GAAP financial statements are prepared under the modified statutory basis of reporting as required by UK law. For most of its operations, other than its UK long-term insurance businesses, the modified statutory basis matches items of income and related expenditure within the same accounting period. This is achieved through the deferral of acquisition costs and application of the accruals concept.

        Prudential also uses the achieved profits basis of reporting to measure value generated by its long-term insurance business. For a discussion of Prudential's results thereunder, see "—Achieved Profit Basis" below. Profit from other businesses is identical under both the achieved and modified statutory bases of profits.

With-profits Products

        For Prudential's UK long-term insurance business, the primary annual contribution to shareholders' profit comes from its with-profit products. With-profits products are designed to provide policyholders with smoothed investment returns through a mix of annual and terminal bonuses. Shareholders' profit in respect of bonuses from with-profit products represents an amount of up to one-ninth of the value of that year's bonus declaration to policyholders. The smoothing inherent in the bonus declarations provides for relatively stable annual shareholders' profit from this business.

Bonus Rates

        The main factors that influence the determination of bonus rates are the return on the investments of the with-profits fund, the effect of inflation, taxation, the expenses of the fund chargeable to policyholders and the degree to which investment returns are smoothed. The overall rate of return earned on investments and the expectation of future investment returns are the most important influences on bonus rates. The assets backing the with-profits business are predominantly invested in equities. If the financial strength of the with-profits fund were adversely affected, then a higher proportion of fixed interest or similar assets might be held by the fund.

Fund For Future Appropriations

        The annual excess of premiums and investment return over operating expenses, benefit provisions and claims payments within Prudential's with-profits fund that are not distributed in that year as bonuses and related shareholders' profit are transferred to the fund for future appropriations by a charge to the profit and loss account of the with-profits fund. Any shortfall in such amounts would result in a transfer from the fund for future appropriations by a credit to the profit and loss account of the long-term fund. Current year amounts in respect of premiums, investment return, operating expenses and unusual charges or credits do not directly affect the distribution of profit to shareholders from the with-profits business in that year. Current year claims, which include terminal bonus payments, do have an effect on shareholders' profit through the shareholders' proportion of the value of those terminal bonuses.

Surplus Assets and Their Use

        The fund for future appropriations comprises amounts Prudential expects to pay to policyholders in the future, the related shareholder transfers and surplus assets. These surplus assets, which are described in more detail under Item 4, "Information on the Company—Business of Prudential—UK Business—Shareholders' Interests in Long-term Insurance Business—Surplus Assets in Prudential Assurance's With-profits Fund", have accumulated over many years from a variety of sources and provide the with-profits fund with working capital. This working capital permits Prudential to invest a substantial portion of the assets of the with-profits fund in equity securities and real estate, smooth investment returns to with-profit policyholders, keep its products competitive, write new business without being constrained as to cash flows in the early policy years and demonstrate solvency.

        In addition, Prudential can use surplus assets to absorb the costs of significant events, such as fundamental strategic change in its long-term business and, as approved by the UK regulator, the cost of its pensions mis-selling, without affecting the level of distributions to policyholders and shareholders. The costs of fundamental strategic change may include investment in new technology, redundancy and restructuring costs, cost overruns on new business and the funding of other appropriate long-term insurance related activities including acquisitions.

The "SAIF" and "PAL" Funds

        Prudential's with-profits fund also includes the results of two other businesses, the Scottish Amicable Insurance Fund ("SAIF") and Prudential Annuities Limited ("PAL"). All assets of the SAIF business are solely attributable to former policyholders of Scottish Amicable Life Assurance Society. The SAIF with-profits fund is discussed in more detail under Item 4, "Information on the Company—Business of Prudential—UK Business—Shareholders' Interest in Prudential's Long-term Insurance Business—The SAIF Sub-Fund and Accounts". PAL is a wholly-owned subsidiary of the with-profits fund, and, accordingly, profits from this business do not have a direct impact on shareholders' profits and affect shareholders' profits only to the extent that they affect the annual with-profits bonus declaration.

United Kingdom Operating Results

        The following table shows operating profit before amortization of goodwill, tax and restructuring, for the periods indicated.

	Year Ended December 31,
	2001	2000	1999
	(In £ Millions)
Continuing operations
UK Insurance Operations—long-term business	435	468	454
Egg	(88)	(155)	(150)
M&G
Long-term business	—	35	17
Other activities	75	90	70

M&G total	75	125	87

Total continuing operations	422	438	391

Discontinued operations
Personal lines property and casualty operations	79	33	61

Total operating profit before amortization of goodwill, tax and restructuring	501	471	452

UK Insurance Operations

        Operating profit from continuing operations before amortization of goodwill, tax and restructuring from UK Insurance Operations in 2001 totalled £435 million, compared with £468 million in 2000 and £454 million in 1999. The reduction in 2001 primarily reflected the effect of lower with-profits bonuses together with the one-off £30 million profit in 2000 relating to the transfer of the M&G life and pensions business to UK Insurance Operations.

        In any single period the operating profit is primarily the shareholders' annual distribution from the with-profits fund which represents up to one-ninth of the value of bonuses declared in that year to policyholders, and consequently is not directly impacted by the current year gross premiums, investment income and expenses.

        In 2001, Prudential declared total post-tax bonuses of £3,100 million from the with-profits fund of which £2,790 million was credited to with-profits policies and £310 million was distributed to shareholders. This reflects annual bonus rates of 4% for the Prudence Bond and 4.5% for personal pensions.

        In 2000, Prudential declared total post-tax bonuses of £3,103 million from the with-profits fund, of which £2,796 million was added to with-profits policies and £307 million was distributed to shareholders. This reflected regular bonus rates of 4.5% for the Prudence Bond and 5% for personal pensions. In 1999, Prudential declared total bonuses of £3,040 million, of which £2,736 million was added to with-profit policies and £304 million was distributed to shareholders. This reflected regular bonus rates of 4.75% for the Prudence Bond and 5.25% for personal pensions. The remaining profits reflected distributions from other with-profits funds and from unit-linked businesses.

        All unit-linked business written by Prudential or Scottish Amicable in the United Kingdom is written against capital provided by shareholders. All profit from this business goes to shareholders.

M&G

        M&G's total operating profit in 2001 before amortization of goodwill and tax decreased by £50 million, from £125 million in 2000 to £75 million in 2001. This was mainly as a result of the transfer of M&G's life and pensions business to UK Insurance Operations, which contributed £35 million to M&G's total operating profit in 2000.

        In 2000, M&G's total operating profit was £125 million, £38 million greater than in 1999. This increase was primarily due to the inclusion of M&G for a full year in 2000 compared with only eight months in 1999 and increased fees from Prudential's internal funds as a result of outperformance by the investments supporting the funds against benchmarks.

Egg

        Egg's operating loss before amortization of goodwill and tax amounted to £88 million in 2001 compared to £155 million in 2000 and £150 million in 1999.

        The loss of £88 million reflects operating income of £189 million, compared to £93 million in 2000, offset by expenses of £273 million, compared to £247 million in 2000. The increase in operating income reflects both an increase in net interest income of £66 million to £146 million, resulting from an increase in the net interest margin, and a £30 million increase in other operating income, to £44 million, primarily reflecting fees and commissions earned from unsecured lending products. Higher expenses in 2001 were largely due to a £31 million increase in the bad debt charge to £68 million, reflecting the significant growth in credit card balances.

        Net interest income from banking products in 2000 was £80 million, compared to £24 million in 1999. This increase reflected a reduction in the interest rate paid on customer deposits as well as a reduction in total customer deposits. Operating and administrative expenses for Egg totaled £247 million in 2000, an increase of £77 million over 1999. This increase in expenses was primarily due to an increase in brand, marketing and development costs of £35 million and an increase in the provision for doubtful debts of £28 million.

Personal Lines Property and Casualty Operations

        Operating profit before amortization of goodwill and tax from personal lines property and casualty operations increased from £33 million in 2000 to £79 million in 2001. This was primarily attributable, in turn, to the combined claims and expense ratio (excluding credit business) decreasing to 91% in 2001 from 101% in 2000. This decrease was primarily attributable to higher claims in 2000 due to floods in the second half of the year. The high claims rate in 2000 caused profits to decrease from £61 million in 1999 to £33m in 2000. The claims and expense ratio in 1999 was 89%.

        In November 2001, Prudential agreed to transfer its personal lines property and casualty insurance business to Winterthur Insurance and the Churchill Group, its UK subsidiary. On December 31, the insurance liabilities were almost wholly reassured, to Winterthur Insurance. The related cash transfer for this reinsurance was offset in January 2002 against the sales proceeds of this business. The sale was completed on January 4, 2002 for a consideration of £353 million. After allowing for the costs of the sale and other related items it is anticipated that profit on sale recorded in the 2002 results will be approximately £360 million before tax. In addition Prudential anticipates the release of approximately £200 million of solvency, capital and approximately £21 million of net profits in the unearned premium reserve, and receiving £236 million in relation to the conservatively estimated net present value of future commissions and profits over the term of the agreement. Profits from Prudential's UK personal lines property and casualty business have been classified as discontinued operations for 2001. In 2001 this business had operating profits before amortization of goodwill and tax of £79 million. See Item 4, "Information on the Company—Business of Prudential—UK Business Units—Personal Lines Property and Casualty Insurance—Transfer of Business to Winterthur".

United States

        Prudential's US operations comprise its US insurance company, Jackson National Life, which includes Jackson Federal Bank, PPM America, its US internal and institutional investment manager, and its US broker-dealer, National Planning Holdings.

Basis of Profits

        The profit on Jackson National Life's business predominantly arises from spread income from interest-sensitive products, such as fixed annuities and stable value products. For the purposes of UK reporting, deposits into these products are recorded as premiums, withdrawals and surrenders are included in benefits and claims and the resulting net movement is recorded under other reserve movements within benefits and claims. Benefits and claims also includes interest credited to policyholders in respect of deposit products and fees charged on these policies. While the presentation of these items differs between UK GAAP and US GAAP, there is no net impact on operating profit. The UK GAAP result for Jackson National Life is based on Jackson National Life's US GAAP results with an adjustment for FAS 133 "Accounting for Derivative Instruments and Hedging Activities" as amended by FAS 137 and 138, and for a different treatment of investment gains and losses.

United States Operating Results

        The following table shows operating profit before amortization of goodwill and tax for the periods indicated.

	Year Ended December 31,
	2001	2000	1999
	(In £ Millions)
Jackson National Life	282	459	457
National Planning Holdings	(4)	—	(4)
PPM America	20	7	(2)

Total operating profit before amortization of goodwill and tax	298	466	451

        Operating profit before amortization of goodwill and tax of £298 million in 2001 was £168 million lower than in 2000. The decline principally reflects reduced spread income (the difference between the amounts that Jackson National Life is required to pay, and the rate of return it is able to earn on its investments) combined with a £67 million charge in the current year in relation to average realized gains and losses on bonds (as realized gains and losses on bonds are taken through operating profit on a five year averaging basis). Lower spread income reflects lower investment returns and the fact that Prudential did not, in the increasingly competitive market, fully reset policyholder crediting rates to compensate. Fee income was lower due to lower sales and lower account values for variable annuities.

        In 2000, operating profit before amortization of goodwill and tax from US operations was £466 million, consistent with 1999 operating profit before tax of £451 million.

        The exchange rate between the US dollar and pound sterling has remained relatively constant during 1999 through 2001, therefore exchange rate fluctuations have had limited impact on the results of Prudential's US operations.

Asian Operations

        The relatively recent growth of Prudential's Asian operations and the deferred emergence of profits from its long-term insurance business means that these businesses currently make only a small contribution to group operating profit before amortization of goodwill and tax.

	Year Ended December 31,
	2001	2000	1999
	(In £ Millions)

Asian operations	25	36	27

        Operating profit before amortization of goodwill, tax and minority interests from Prudential's Asian operations in 2001 was £25 million, a decrease of £11 million over 2000. This movement primarily reflects an increase in development costs of £16 million, from £3 million in 2000 to £19 million in 2001. The development spend of £19 million reflects increased project-related expenses and merger and acquisition activity in the region, combined with a brand launch and start-up costs associated with PCA Life in Japan. The underlying Asian performance (operating profit before development costs, amortization of goodwill and tax) improved by £5 million to £44 million in 2001, reflecting strong performances from the established markets and regional fund management, offset by increased losses in developing markets including significant start up losses in Japan. Profits in 2000 rose by £9 million to £36 million compared to 1999, reflecting increased profits from established operations and fund management operations, offsetting losses from new and emerging operations. In 2001, Asian regional head office expenses of £24 million were reclassified as group activity expenditure. In 2000 and 1999 the regional head office expenses amounted to £14 million and £12 million of expenditure respectively.

European Operations

        Operating profit before amortization of goodwill and tax from Prudential's European operations represents profits from Scottish Amicable Life International, an Irish company, which markets unit-linked products into Germany, France and the United Kingdom.

	Year Ended December 31,
	2001	2000	1999
	(In £ Millions)

European operations	(24)	(10)	6

        Operating loss before amortization of goodwill and tax from Prudential's European operations was £24 million in 2001 compared to an operating loss before tax of £10 million in 2000 and an operating profit before tax of £6 million in 1999. The decrease in 2001 reflects development expenses incurred in the period of £29 million compared to £18 million in 2000, and no such expenses in 1999. Underlying European performance (operating profit before development costs, amortization of goodwill and tax) of £5 million in 2001 was £3 million lower than 2000.

Group Activities

        Operating profit from group activities represents the longer-term investment return on centrally retained shareholder capital and funds, interest expense on group borrowings and central corporate expenditure.

	Year Ended December 31,
	2001	2000	1999
	(In £ Millions)

Group activities	(130)	(123)	(90)

        Operating loss before amortization of goodwill and tax for group activities increased to £130 million in 2001 from £123 million in 2000 due to lower investment and other income not being completely offset by lower interest payable, and due to an increase in Asian regional head office expenses of £10 million to £24 million in 2001, reflecting the increased size of this business.

        In 2000, operating loss before amortization of goodwill and tax for group activities increased from a loss of £90 million in 1999 to a loss of £123 million. This increase primarily reflects a £29 million increase in net investment expense to £67 million for 2000 compared to 1999, reflecting the full year funding cost related to the acquisition of M&G and additional funding for Egg in 2000 compared to 1999.

UK Restructuring

	Year Ended December 31,
	2001	2000	1999
	(In £ Millions)

UK restructuring	(48)	—	(70)

        In February 2001, Prudential announced the restructuring of the direct sales force and customer service channels of its UK Insurance Operations. In November 2001, Prudential announced further details of changes to the future structure of those operations, in particular the intention to pursue a single brand strategy for life and pensions business including the integration of the Scottish Amicable operation under the Prudential brand. The changes also include a simplification of the organizational structure and plans for a significant reduction in operating costs. The total cost in 2001 of this restructuring was £200 million of which £48 million was borne by shareholders (with £41 million apportioned to continuing operations and £7 million to discontinued operations) and the remaining £152 million by the with-profits fund. These costs were allocated between the with-profits fund and shareholder businesses on the basis of the activity to which the costs relate.

        In 1999, Prudential announced a restructuring program, principally relating to a reduction in its salesforce. The total cost of the 1999 restructuring was £148 million, of which £78 million was borne by the with-profits fund and the remaining £70 million borne by the shareholders. These costs were allocated between the with-profits fund and shareholder businesses on the basis of the activity to which the costs relate.

Geographic Analysis by Nature of Income and Expense

        The following table shows Prudential's consolidated total profit on ordinary activities before amortization of goodwill, tax and minority interests for the periods indicated:

	Year Ended December 31,
	2001	2000	1999
	(In £ Millions)
Long-term business:
Gross premiums	15,196	14,173	14,826
Reinsurance	(180)	(109)	(75)

Earned premiums	15,016	14,064	14,751

Investment returns	(1,070)	4,821	17,015
Expenses	(2,098)	(1,980)	(1,709)
Restructuring costs attributable to with-profits policyholders	(152)	—	(78)
Taxation within long-term business funds	241	(166)	(1,200)
Benefits and claims	(19,160)	(19,528)	(22,151)
Transfers from/(to) the fund for future appropriations	7,754	3,480	(5,997)

Shareholders profits after tax	531	691	631

Add back: tax on shareholder's profit	235	318	330

Shareholders' profits from long-term business before tax, restructuring costs attributable to shareholders and development costs	766	1,009	961

Development costs	(48)	(21)	—
Long-term business restructuring costs attributable to shareholders	(41)	—	(48)

Shareholders' profits from long-term business	677	988	913

Other operations:
Continuing operations
Broker dealer and fund management	91	97	54
Banking	(88)	(155)	(150)
Other income and expenditure	(130)	(123)	(90)

Total continuing operations	(127)	(181)	(186)

Discontinued operations
Personal lines property and casualty	79	33	61
Restructuring costs	(7)	—	(12)

Total discontinued operations	72	33	49

Total shareholders' profit before tax from other operations	(55)	(148)	(137)

Total operating profit before amortization of goodwill and tax and minority interests	622	840	776

Gross Premiums

	Year Ended December 31,
	2001	2000	1999
	(In £ Millions)
Long-term business:
United Kingdom	8,198	7,708	9,554
United States	5,008	5,223	4,449
Asia	1,793	1,076	655
Europe	197	166	168

Total	15,196	14,173	14,826

        Gross premiums totaled £15,196 million in 2001, an increase of 7% over 2000. Gross premiums in 2001 include £8,198 million from Prudential's UK operations, an increase of 6% primarily due to strong sales by Prudential's IFA business, and £1,793 million from its Asian operations, an increase of 67% due to strong contributions from all Asian countries. Meanwhile, in the United States sales fell 4% to £5,008 million reflecting poor market conditions during the year while gross premiums of European operations grew 19% to £197 million reflecting a strong first year contribution from Prudential's French operations.

        In 2000, gross premiums totaled £14,173 million, a decrease of 4% from 1999. Gross premiums from continuing operations in 2000 include £7,708 million from UK operations, a decrease of 19% primarily due to decreased sales by Prudential's IFA business, and £5,223 million from US operations, an increase of 17% primarily from increased sales of fixed and variable annuities. Gross premiums from Asian operations continued to grow, increasing by 64% from £655 million in 1999 to £1,076 million in 2000. Meanwhile, gross premiums in 2000 from European operations were comparable to 1999 levels at £166 million.

United Kingdom

        Gross premiums were up 6% in 2001 at £8,198 million compared to £7,708 million in 2000. The increase is mainly a result of higher sales of Prudential's single premium with-profits bond, the Prudence Bond, sold through the IFA network, and increased sales of directly marketed bulk annuities. These increases have been offset to some extent by a reduction in sales following the closure of Prudential's direct sales force, announced in February 2001.

        In July 2001, a special enhanced allocation rate was introduced for the Prudence Bond to coincide with the tenth anniversary of its launch. The offer, which lasted until the end of December 2001, substantially increased sales of the bond. For a detailed description of the Prudence Bond, see Item 4, "Information on the Company—Business of Prudential—Prudential's UK Products—Life Insurance Products—Savings Products Investment Bonds".

        Sales of bulk annuities, which are unpredictable due to their large value, but small volume, increased significantly year on year from £174 million in 2000 to £575 million in 2001. 88% of these were written in the shareholder backed annuity company, Prudential Retirement Income Limited.

        Total gross premiums fell in 2000 by 19% from £9,554 million in 1999 to £7,708 million in 2000, due to a fall in with-profits business not being compensated for by growth in other long-term business. Gross premiums for the with-profits business decreased by 25% to £5,956 million in 2000 from £7,929 million in 1999. This decrease mainly reflects lower sales of Prudential's with-profits bond, the Prudence Bond and mortgage endowments plus lower sales of life and pensions products from Prudential's direct salesforce, which was significantly reduced in size in 2000. In addition sales of bulk annuities fell from over £1.1 billion in 1999 to £174 million in 2000. Other long-term business grew 7% from £1,626 million in 1999 to £1,752 million in 2000.

United States

        Gross premiums in 2001 were £5,008 million, or 4% below 2000 levels of £5,223 million, due to lower sales volumes of variable annuities and equity-indexed annuities. This was partially offset by a strong growth in fixed annuity products.

        Volatile equity markets which affected consumer appetite for equity based products in 2001 have negatively impacted sales of variable annuities and equity index linked annuities. In addition, sales of equity based products were affected by a fiercely competitive environment characterized by revenue growth over profitability. In 2001, variable annuity premiums fell 55% to £768 million, while sales of equity-indexed annuities fell 34% to £271 million.

        The strong growth in fixed annuities to £1,899 million represents an 80% increase on prior year sales and a record level of sales for a single year. Stock market volatility and a declining interest rate environment have made fixed annuities more attractive to investors seeking a low risk product with more competitive crediting rates than bank deposits. Sales of stable value products of £1,674 million in 2001 were in line with 2000 levels, and included approximately £1.5 billion of funding agreements sourced from overseas markets.

        In 2000, gross premiums increased by 17% to £5,223 million compared to £4,449 million in 1999, reflecting increased volumes of fixed and variable annuity products. The increase in fixed annuities reflects a strong recovery in sales in 2000 principally due to higher interest rates in the United States. Sales of fixed annuities (including immediate and equity-indexed) rose 16% in 2000 compared with 1999 to £1,464 million. Variable annuity sales of £1,709 million were 44% higher than in 1999, reflecting new product launches, product promotions and the continuing strength of the US equity market. Sales of stable value products rose by 2% in 2000 to £1,656 million and included approximately £1.3 billion of funding agreements sourced from overseas markets, representing a new market for Jackson National Life's stable value products in 1999.

        The increase in variable annuity sales in 2000 was assisted by the continued development of Jackson National Life's own broker-dealer distribution network, including the acquisition of IFC Holdings Inc. in 2000, the development of SII Investments, Inc., a company acquired in 1998, and by the continued development of National Planning Corporation, which was formed during 1998.

Asia

        In Asia, gross premiums increased by 67% to £1,793 million in 2001 compared to £1,076 million in 2000, and £655 million in 1999, due to strong new business growth in all countries. This growth reflects Prudential's successful strategy of entering new markets, strengthening and diversifying distribution channels and launching customer-focused products. The increase in gross premiums includes the growth in single premium business from £275 million in 2000 to £650 million in 2001, which was mainly generated from Singapore following further liberalization of the Central Provident Fund market, and from Hong Kong, following the successful development of Prudential's bancassurance channel there. Prudential also had first time contributions from new life operations in Japan and Korea in 2001.

Investment Returns

	Year Ended December 31,
	2001	2000	1999
	(In £ Millions)
Long-term business:
United Kingdom	(2,663)	3,277	14,811
United States	1,540	1,673	1,623
Asia	85	(136)	509
Europe	(32)	7	72

Total	(1,070)	4,821	17,015

        The investment return for shareholder financed businesses, principally the operations in the United States, shown above represents longer-term investment returns. For other businesses, investment returns represent income and realized and unrealized investment appreciation.

        In 2001, investment returns fell to negative £1,070 million compared to £4,821 million in 2000. This was principally due to investment return from UK Insurance Operations reducing from £3,277 million in 2000 to negative £2,663 million in 2001. Meanwhile, US investment return fell 8% from £1,673 million in 2000 to £1,540 million in 2001, Asian investment return grew from negative £136 million in 2000 to £85 million in 2001 and in Europe investment return fell from £7 million in 2000 to negative £32 million in 2001.

        In 2000, investment returns fell from £17,015 million in 1999 to £4,821 million in 2000 principally due to a fall in UK investment return of £11,534 million. Meanwhile, US investment return grew 3% from £1,623 million in 1999 to £1,673 million in 2000, Asian investment return fell from £509 million in 1999 to negative £136 million in 2000 and in Europe investment return fell from £72 million in 1999 to £7 million in 2000.

        The overall decline over the three year period is primarily as a result of lower equity returns achieved across the major equity markets.

United Kingdom

        Total investment returns decreased from £3,277 million in 2000 to negative £2,663 million in 2001. Investment income primarily represents the return on the assets supporting the with-profits fund. At December 31, 2001, 38% of these assets were invested in UK equities, 14% in overseas equities, 28% in fixed maturities, 15% in real estate, 3% in loans and deposits and 2% in other investments. The loss of £2,663 million reflects a negative return on the with-profits fund in 2001 of 3.5% compared to positive return of 3% in 2000. The investment return of negative 3.5% compares favorably to a decline of 16.2% for the UK FTSE 100 Index and a decline of 15.4% for the UK FTSE All-Share index.

        Total UK investment returns decreased by 78% from £14,811 million in 1999 to £3,277 million in 2000. At December 31, 2000, 42% of the with-profits fund assets were invested in UK equities, 13% in overseas equities, 31% in fixed maturities, 11% in real estate and 3% in loans and deposits. The fall in investment income in 2000 primarily reflected lower equity returns achieved across the major equity markets in 2000 compared to 1999. In 2000, the UK FTSE All-Share Index decreased by 8% compared with an increase of 24% in 1999.

United States

        Investment return for US operations represents longer-term investment returns and is analyzed as below:

	Year Ended December 31,
	2001	2000	1999
	(In £ Millions)
Investment income and realized gains and losses	1,172	1,621	1,608
Adjustment from actual to longer-term investment returns	368	52	15

Total	1,540	1,673	1,623

        Investment returns of £1,540 million in 2001 represented an 8% decrease over 2000 reflecting lower investment returns and investment expenses. Investment returns were affected by defaults and impairments on bonds resulting in realized losses of £331 million (net of related amortization of deferred acquisition costs) in the year. This resulted in a £67 million charge to the current year operating result as realized gains and losses on bonds are recognized on a five-year averaging basis. A 66% growth in average liabilities relating to medium term note funding agreements resulted in higher investment expenses. Average funding agreement liabilities in 2001 were £2,557 million compared to £1,539 million in 2000.

        Investment income (before realized gains and losses and net of certain investment and income expenses) was £1,601 million in 2001 compared to £1,632 million in 2000. This reflects investment yields of 6.41% on average invested assets of £25,439 million in 2001 versus investment yields of 7.56% on average invested assets of £22,388 million in 2000. The 14% increase in average invested assets is due to growth in stable value and fixed annuity products. The reduction in investment yield is attributable to lower limited partnership income, lower new money investment rates and a higher level of non-accrual bonds.

        In 2000, US investment return of £1,673 million represented a 3% increase over 1999. A strong investment return was offset by a £94 million increase in investment expenses due to higher average balances of trust instruments supported by funding agreements. In 2000, the average funding agreement liability was £1,539 million compared to an average liability of £433 million in 1999.

        Investment income (before realized gains and losses and net of certain investment and income expenses) was £1,632 million in 2000 and £1,485 million in 1999. This reflected investment yields of 7.56% on average invested assets of £22,388 million in 2000 compared to investment yields of 7.67% on average invested assets of £19,835 million in 1999. The 13% growth in average invested assets was primarily attributable to investment income and net growth in stable value and equity-indexed annuity products. The decrease in investment yield was primarily attributable to the growth in lower yielding adjustable rate fixed income securities in the stable value portfolio, which accounted for a larger part of the total portfolio in 2000.

Expenses

	Year Ended December 31,
	2001	2000	1999
	(In £ Millions)
Long-term business:
United Kingdom	(1,503)	(1,456)	(1,337)
United States	(161)	(196)	(195)
Asia	(358)	(271)	(134)
Europe	(76)	(57)	(43)

Total	(2,098)	(1,980)	(1,709)

        Total expenses of £2,098 million in 2001 are comparable to the £1,980 million of expenses incurred in 2000, principally due to expense increases in Asia and Europe offset by reductions in the United States. Total expenses in 2000 of £1,980 million were 16% higher than the £1,709 million of expenses incurred in 1999 due to expense increases in the United Kingdom, Asia and Europe.

United Kingdom

        Total UK expenses in 2001 were £1,503 million comparable to £1,456 million in 2000 and £1,337 million in 1999. These expenses exclude the £200 million of costs associated with the restructurings announced during 2001 and £148 million similarly announced in 1999. The increase in expenses primarily reflects increased commission on higher sales levels, including enhanced commission rates on the Prudence Bond during 2001 and higher investment management expenses.

United States

        Net operating and investment expenses of £161 million in 2001 were 18% lower than net operating and investment expenses of £196 million in 2000. Costs relating to the acquisition of new business are capitalized as deferred acquisition costs (DAC) and amortized. The reduction in expenses primarily represents lower levels of DAC amortization reflecting lower spread income and variable annuity fees and improved persistency. Commission expenses were lower in 2001 reflecting lower variable annuity sales. However, this was offset by lower deferred acquisition costs. See Note 3 of the notes to Prudential's consolidated financial statements for a description of DAC.

        Net operating expenses of £196 million in 2000 were comparable to £195 million of net operating expenses in 1999.

Asia

        Total Asian expenses, excluding regional head office costs, in 2001 were £358 million, an increase of 32% compared to £271 million in 2000 and £134 million in 1999. This was due to the growth of the business across all countries as demonstrated by the 66% compound increase in gross premiums between 1999 and 2001 and the growth in the number of operations from 12 at the end of 1999 to 21 by the end of 2001.

Benefits and Claims

	Year Ended December 31,
	2001	2000	1999
	(In £ Millions)
Long-term business:
United Kingdom	(11,507)	(12,470)	(15,799)
United States	(6,028)	(6,171)	(5,359)
Asia	(1,556)	(790)	(810)
Europe	(69)	(97)	(183)

Total	(19,160)	(19,528)	(22,151)

        Benefits and claims represent payments, including terminal bonuses, to policyholders in respect of maturities, surrenders and deaths plus the change in technical provisions (which primarily represents the movement in amounts owed to policyholders).

        Total benefits and claims decreased by £368 million in 2001 to £19,160 million compared to £19,528 million in 2000. This principally reflects a reduction of £963 million, or 8%, with respect to the United Kingdom, offset by an increase in Asia of £766 million. Meanwhile, benefits and claims in the United States in 2001 were £143 million lower than 2000 at £6,028 million and European benefits and claims fell £28 million to £69 million in 2001.

        In 2000 benefits and claims decreased by 12% from £22,151 million in 1999 to £19,528 million, principally due to a decrease in the United Kingdom of £3,329 million offset by an increase in the United States of £812 million. Meanwhile benefits and claims in Asia of £790 million in 2000 were comparable to £810 million in 1999 while benefits and claims in Europe fell from £183 million in 1999 to £97 million in 2000.

United Kingdom

        Overall benefits and claims fell from £12,470 million in 2000 to £11,507 million in 2001. A number of factors contributed to the movement including the impact of new valuation regulations in 2000, which led to a strengthening of reserves of £450 million. In addition, investment income in 2001 was significantly lower than in 2000. For unit-linked business this directly affects the amounts owed to policyholders. These two factors were the main reason for the reduction year on year, but were offset by increased premiums being added to policyholder funds and the fact that a large book of ten year endowment policies written in 1990 matured in 2000, but did not repeat in 2001.

        Total benefits and claims decreased by 21% in 2000 from £15,799 million in 1999 to £12,470 million in 2000. This reflects the reduced levels of new business written in 2000 offset by an increase in maturities of endowment products as a result of a large book of ten year endowment policies written in 1990 and maturing in 2000.

        The annual movements in benefits and claims also include changes in the pensions mis-selling provision, which decreased in 2001 and 2000 but increased in 1999. For a detailed analysis of this provision, see Item 4, "Information on the Company—Business of Prudential—Pensions Mis-selling". As approved by the UK regulator, the total cost of pensions mis-selling is included within the transfer to the fund for future appropriations of the with-profits fund. Payments related to pensions mis-selling will be met from the surplus assets in the long-term fund and not from amounts intended to fund existing and future bonuses.

        As described in "—Basis of Profit" above, because shareholders' profit from the with-profits fund represents an amount of up to one-ninth of the value of that year's bonus declaration to policyholders, shareholders' profit of the fund has not been affected by the increase in the provision for pensions mis-selling. Given the strength of the with-profits fund, Prudential does not believe that pensions mis-selling costs will have an adverse impact on the levels of bonus paid to policyholders and, therefore, shareholders' profit from the fund. In the unlikely event that this proves not to be the case, Prudential's intention would be that an appropriate contribution to the with-profits fund be made from shareholders' funds with a consequential impact on shareholders' profit.

United States

        In 2001, benefits and claims fell by 2% to £6,028 million. This movement reflects an 11% reduction in death benefits, maturities, and surrenders of deposit products to £4,326 million versus £4,866 million in 2000. This has been offset by an increase of 30%, or £397 million, in the change in technical provisions.

        The decrease in death benefits, maturities and surrenders of deposit products reflects a reduction in the volume of fixed annuity surrenders as the economic climate has led to an increase in the popularity of this product. The overall change in technical provisions of £1,702 million represents an increase of £2,021 million, primarily due to higher fixed annuity liabilities, offset by a £319 million reduction in separate account liabilities. The reduction in separate account liabilities is largely due to the equity market depreciation of separate account assets under management.

        Average deposit liabilities of £24,045 million in 2001 were 14% higher than 2000's balance of £21,136 million. Growth in stable value business and lower crediting rates has resulted in lower average interest credited rates of 5.03%, compared to 5.45% in 2000. Due to the larger average deposit liabilities, interest credited grew by £57 million to £1,210 million in 2001.

        In 2000 benefits and claims increased by 15% to £6,171 million from £5,359 million in 1999. This movement principally reflects a 35% increase in death benefits, maturities and surrenders of deposit products from £3,602 million in 1999 to £4,866 million in 2000 offset by a decrease of £452 million in the change in technical provisions in 2000. The increase in death benefits, maturities and surrenders of deposit products is due to the maturing of the fixed annuity book, with an increasing amount of this business either passing the surrender penalty fee period or moving into a lower surrender penalty charge bracket combined with the competitive conditions in the annuity market and the prevailing interest rate environment.

        Interest credited on deposit liabilities of £1,153 million in 2000 represents average interest credited rates of 5.45% on average deposit liabilities of £21,136 million and compares to interest credited of £1,030 million in 1999 representing average interest credited rates of 5.47% on average deposit liabilities of £18,840 million. The 12% growth in average deposit liabilities is primarily due to an increase in average stable value deposits.

Transfer from/(to) the Fund for Future Appropriations

	Year Ended December 31,
	2001	2000	1999
	(In £ Millions)
Long-term business:
United Kingdom	7,638	3,311	(5,813)
United States	—	—	—
Asia	116	169	(184)
Europe	—	—	—

Total	7,754	3,480	(5,997)

        The fund for future appropriations represents amounts within the with-profits fund not yet attributed to either policyholders or shareholders. The annual transfer to this fund represents amounts to be credited to policyholders as future terminal bonuses and the related shareholders' profit, and reflects the annual impact of smoothing current period investment returns to policyholders and additions to, or uses of, the surplus in the with-profits fund. Singapore and Malaysia operate through subsidiaries whereas Hong Kong is a branch of the UK life fund, all other business written in Asia is unit linked. The difference between premiums, investment return and claims and expenses in any given year is primarily reflected in the transfer to the fund for future appropriations in that year and not in shareholders' profit before tax. The transfer from the fund for future appropriations represents the shortfall in these amounts. As all business currently written in the United States and Europe is unit-linked, these businesses do not make a charge to/from the fund for future appropriations as all profits are distributed directly to shareholders.

United Kingdom

        Transfers from the fund for future appropriations in 2001 of £7,638 million compare to transfers of £3,311 million in 2000, an increase of £4,327 million. This change in 2001 predominantly reflects an investment return of negative 3.5% on the with-profits fund compared to positive 3.0% in 2000 due to lower equity returns.

        Transfers from the fund for future appropriations in 2000 of £3,311 million compare to transfers to the fund for future appropriations of £5,813 million in 1999, a net change of £9,124 million. The change in 2000 predominantly reflects an investment return of 3% on the with-profits fund compared to 19.3% in 1999 due to lower equity returns in the UK investment market.

Achieved Profits Basis of Reporting

        In addition to the main UK GAAP measure of reporting, Prudential also reports on the Achieved Profits basis prepared in accordance with guidance issued by the Association of British Insurers. Achieved Profits basis financial information is published semi-annually by many UK insurance companies listed on the London Stock Exchange.

        The Achieved Profits basis is designed to place a current value on the future projected cashflows to shareholders and to reflect the business performance (both in terms of work done and risks taken on) during the accounting period under review. Prudential's board of directors has chosen to use this basis of reporting to measure and incentivize performance during the reporting period. See Item 4, "Information on the Company—Strategy" for how the Achieved Profits basis is used to measure value delivered to shareholders.

        The total profit that emerges from an individual contract as calculated using the Achieved Profits basis is the same as that calculated under the UK GAAP and US GAAP bases (or indeed, any reliable accounting basis). The timing, however, of the profit emergence is advanced and there is a greater emphasis on the value created from sales of new business in the reporting period. As the UK GAAP and US GAAP bases do not reflect discounted future cashflows, the profit emergence under the UK GAAP and US GAAP bases is less front-ended than under the Achieved Profits basis.

        The basis can be illustrated by considering an individual contract. Using prudent best estimate assumptions of the drivers (for example, mortality and lapse rates, expenses and investment returns) of future income and expenditure, a profile of future cashflows to shareholders can be estimated.

        These cashflows are then discounted back to the point of sale to give a new business profit. The discount rate used reflects both the time value of money and the risks associated with the future cashflows. The Achieved Profit emerging in subsequent accounting periods will reflect the unwinding of the discount, the profit or loss arising from any change of assumptions and the profit or loss arising from any variance between actual and expected experience in the accounting period under review.

        Further details on the methodology and assumptions used in the Achieved Profits basis are in Item 18 of this report.

Achieved Profits Before Amortization of Goodwill and Tax

	Year Ended December 31,
	2001	2000	1999
	(In £ Millions)
Operating profit (based on longer-term investment returns)
New business	673	613	603
Business in force (net of development expenses)	625	523	645

Long term business	1,298	1,136	1,248

Other business—continuing operations
M&G	75	125	87
Egg	(88)	(155)	(150)
US broker dealer and fund management	16	7	(6)
Other income and expenditure	(130)	(117)	(72)

Total continuing operations	1,171	996	1,107

Discontinued operations
Property and casualty	79	33	61

Total operating profit before restructuring, amortization of goodwill and tax	1,250	1,029	1,168

Restructuring costs	(64)	—	(70)

Operating profit before amortization of goodwill and tax	1,186	1,029	1,098

        Total achieved operating profit before restructuring costs and amortization of goodwill and tax was £1,250 million in 2001, up 21% from £1,029 million in 2000. This result reflects a 10% improvement in new business achieved profits to £673 million combined with a 20% improvement in the in-force result net of development expenses to £625 million. Results from other continuing operations improved from a loss of £140 million in 2000 to a loss of £127 million, principally due to a significantly reduced operating loss at Egg.

        In 2000, total achieved operating profit before restructuring costs and amortization of goodwill and tax was £1,029 million, compared to £1,168 million in 1999. This reflected a £10 million improvement in long-term new business profits offset by a lower in force result, down £122 million. Results from other continuing operations improved by £1 million from a loss of £141 million in 1999 to a loss of £140 million in 2000.

New Business Achieved Profit

	Year Ended December 31,
	2001	2000	1999
	(In £ Millions)
United Kingdom	243	230	308
United States	167	221	198
Asia	255	153	90
Europe	8	9	7

Total	673	613	603

        Group new business achieved profit of £673 million in 2001 represents a 10% increase over 2000, reflecting strong growth in Asia partially offset by a fall in profits in the Unites States. The growth in new business achieved profits reflects a 16% increase in new business insurance premiums on an annual premium equivalent basis. Offsetting this, the group new business achieved profit margin decreased from 40% to 38%, primarily reflecting the impact of lower US spreads brought about by the challenging US market and changes in the assumptions used.

        UK Insurance Operations new business achieved profit in 2001 of £243 million was 6% higher than 2000. This is mainly due to increased volumes of new business written during the year. The reported UK Insurance Operations margin decreased 1%, to 30% over the year.

        The 24% fall in new business achieved profit in the United States to £167 million in 2001 was driven by a 5% decline in new insurance sales and a decline in new business margin from 44% to 35%, primarily reflecting a reduction in the spread assumption in the current challenging operating environment and revisions to variable annuity lapse rates.

        Prudential Asia's new business achieved profit of £255 million is up 67% on 2000 reflecting strong sales growth across all operations. The new business profit margin in Asia remained broadly stable at 59% despite a significant change in geographic and product mix. Compound annual growth in Asia's new business achieved profit over the last three years has been 66% as Prudential has developed new businesses and grown distribution throughout the region.

        Group new business achieved profit from insurance operations of £613 million in 2000 is £10 million, or 2% ahead of 1999. This reflects strong growth in the United States and Asia offsetting a fall in the volumes of new business written during the year in the United Kingdom. The growth in new business achieved profits, despite a 2% fall in insurance sales, reflects slightly stronger new business margins at group level.

In-force Achieved Operating Profit

	Year Ended December 31,
	2001	2000	1999
	(In £ Millions)
United Kingdom	377	478	327
United States	136	(2)	277
Asia
In force	160	60	35
Development expenses	(19)	(3)	0

Total Asia	141	57	35

Europe
In force	0	8	6
Development expenses	(29)	(18)	0

Total Europe	(29)	(10)	6

Total in-force achieved operating profit	625	523	645

        The UK in-force operating profit of £377 million was down 21% on 2000. The decline is mainly due to lower than expected returns in the United Kingdom arising from a lower discount rate, and strengthening of the assumption for the amount of required capital for Prudential's shareholder backed businesses, offset by lower renewal expense assumptions resulting from the closure of the direct sales force.

        The US in-force operating profit has increased significantly from a loss of £2 million in 2000 to a profit of £136 million in 2001. However, the 2000 result was affected by a change to the persistency and expense assumptions which led to a charge of £258 million. Excluding this charge in 2000, 2001 profit was 47% down, primarily reflecting lower investment returns and the fact that Prudential did not, in the increasingly competitive market, fully reset policyholder crediting rates to compensate.

        The US result was also affected by defaults and impairments on bonds resulting in realized losses of $532 million (£369 million) in the year. This resulted in a £74 million charge to the current year as realized gains and losses on bonds are taken through operating profit on a five year averaging basis. The $532 million loss represents 1.4% of Jackson National Life's total invested assets and includes approximately $200 million charged to 2001's result following impairment in the portfolio identified in 2002. These bond losses occur at a time of record levels of credit defaults in the United States, as highlighted in recent credit rating agency reports.

        Asia in-force profit (before development costs) has increased significantly from £60 million in 2000 to £160 million in 2001. The result includes a £66 million profit reflecting improvements in operating assumptions across all long term businesses in the region and £16m of favorable experience variances in Singapore, Hong Kong and Malaysia.

        Europe broke even at the in-force level, compared to £8 million profit in 2000, due to negative experience variances relating to the newly launched French branch and operational costs in Ireland and Germany.

New UK Accounting Pronouncements

        Several new UK accounting standards were issued during 2000 and 2001 that are pertinent to Prudential's UK GAAP consolidated financial statements. These are discussed in detail in Note 2 of the notes to Prudential's consolidated financial statements.

US GAAP Analysis

        Prudential's consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain material respects from US GAAP. A summary of these differences and their impact on Prudential's consolidated profit and loss accounts for 2001, 2000 and 1999 and shareholders' funds for 2001 and 2000, along with condensed US GAAP financial statements, is included in Notes 37 and 38 of the notes to Prudential's consolidated financial statements.

        The most significant difference in the results of operations between UK GAAP and US GAAP is the treatment of the with-profits business.

        Under UK GAAP, profit attributable to shareholders in respect of Prudential's with-profits business reflects up to one-ninth of the value of bonuses paid to policyholders. To the extent the annual earnings of the with-profits fund exceed policyholder bonuses and related shareholder distributions, this excess is added to the fund for future appropriations by a charge to the profit and loss account. However, to the extent the annual earnings of the with-profits fund do not exceed policyholder bonuses and related shareholder distributions, this shortfall is transferred from the fund for future appropriations.

        Under US GAAP, the impact of pre-bonus operating results within the with-profits fund is reflected in net income in the period in which it occurs. However, 90% of these results are allocated to with-profits policyholders by a charge to net income. The residual 10% interest is allocated to shareholders.

        This treatment of Prudential's with-profits fund under US GAAP causes profits attributable to shareholders to be strongly influenced by annual investment returns particularly on equities. Annual investment returns include unrealized gains and losses and, accordingly, these returns and shareholders' profits will be subject to considerable volatility in the US GAAP figures.

        Other material differences between UK GAAP and US GAAP results include the method of deferral and amortization of acquisition costs, the accounting for certain investments, revenue and claims recognition on investment type contracts, the measurement of and changes in policyholder benefit and dividend liabilities, and the accounting for deferred income tax.

US GAAP Critical Accounting Policies

        Although there are a number of differences between accounting policies under UK GAAP and US GAAP, the critical accounting polices under US GAAP are the provision for policy liabilities and the treatment of the with-profits business.

Provision for Policy Liabilities

        The concept for providing for policy liabilities is consistent with that under UK GAAP, in that the liabilities are estimated using actuarial methods based on assumptions about premiums, interest rates, investment returns, expenses, mortality and surrenders. However, the underlying classification of policies, reserving methodology and assumptions are different from those used under UK GAAP. If actual results differ from the assumptions used then the value of the liabilities would need to be adjusted.

Treatment of With-Profits Business

        Under UK GAAP, as described in "Analysis by Geographic Operations—UK Operations—Basis of Profit" the shareholders' profit in respect of with-profits business represents an amount of up to one-ninth of the value of that year's bonus declaration to policyholders. As a consequence, current year amounts in respect of premiums, investments returns and operating expenses do not have an effect on the distribution of profit to shareholders' in that year. Consistent with this treatment, as mentioned in "—UK GAAP Critical Accounting Policies", amounts retained within with-profit funds are accounted for within the fund for future appropriations.

        For US GAAP purposes, the provision for the policyholders' share of earnings on with-profits business charged to income represents 90% of the current year's pre-bonus earnings, before income taxes and as a result will be directly impacted by current year amounts in respect of premiums, investment returns and operating expenses.

Investment Returns

        Except primarily for Jackson National Life and UK annuity business (other than with-profits) all investment returns for long-term insurance business are accounted for on a trading basis. Accordingly investment returns reported in the income statement include unrealized gains and losses. This reflects the fact that policyholder benefits in particular for with-profits business, including the impact of unrealized appreciation over time through the bonus mechanism.

Impairment of Assets

        The group conducts regular impairment reviews in respect to those investment securities held at amortized cost. The group considers indicators, such as serious downgrades in credit ratings, breach of covenants or failure to make interest payments, that may suggest that interest and principal may not be paid in full. Any impairment losses that are not considered temporary are recognized in the profit and loss account.

Changes in Net Income on Application of US GAAP

        The following table analyzes the adjustments to consolidated profit and loss in accordance with UK GAAP on application of US GAAP for the operations and periods indicated.

	Year Ended December 31,
		Restated*
	2001	2000	1999
	(In £ Millions)
Consolidated profit and loss in accordance with UK GAAP	389	657	472

US GAAP adjustments:
With-profits fund	(571)	(182)	431
Other operations	(226)	27	(15)

	(797)	(155)	416

Net income in accordance with US GAAP	(408)	502	888

Comprising:
Net (loss) income from continuing operations after minority interests	(300)	498	869
Net income from discontinued operations	31	4	19
Cumulative effect of changes in accounting principles	(139)	—	—

	(408)	502	888

*
Restated for the implementation of FRS 19 on deferred tax, see Note 4 to the consolidated financial statements.

        On a US GAAP basis, consolidated net income totalled negative £408 million in 2001, £502 million in 2000 and £888 million in 1999. Consolidated net income on a US GAAP basis for 2001 was £797 million less than consolidated profit under UK GAAP, for 2000 was £155 million less than consolidated profit under UK GAAP and for 1999 was £416 million more than consolidated profit under UK GAAP. The US GAAP adjustments to UK GAAP consolidated profit and loss in respect of the with-profits fund totalled a reduction of £571 million in 2001, a reduction of £182 million in 2000 and an increase of £431 million in 1999. The table below analyzes the shareholders' 10% interest in the adjustments to the with-profits fund's results, as reflected above.

	Year Ended December 31,
		Restated*
	2001	2000	1999
	(In £ Millions)
US GAAP adjustments:
Land and buildings	8	(42)	(61)
Investment securities	7	4	71
Revenue and expense recognition	(45)	(16)	(21)
Deferred acquisition costs	36	26	10
Policy liabilities	33	107	5
Movement in UK basis excess assets over liabilities	(649)	(286)	477
Deferred income tax	13	6	(9)
Other	1	12	5
Deferred tax effect of the above adjustments	25	7	(46)

	(571)	(182)	431

*
Restated for the implementation of FRS 19 on deferred tax, see Note 4 to the consolidated financial statements.

        The decrease in the US GAAP adjustment for movement in the UK basis excess of assets over liabilities from a negative amount of £286 million in 2000 to a negative amount of £649 million in 2001 primarily reflects defaults and bond impairments in the United States in 2001.

        The decrease in the US GAAP adjustment for movement in the UK basis excess of assets over liabilities from £477 million in 1999 to a negative amount of £286 million in 2000 primarily reflects the lower investment returns in 2000 than in 1999.

        The main effects on the accounting for the income and expenditure of the with-profits fund on a US GAAP basis are:

  •
  exclusion of the unrealized appreciation for land and buildings and inclusion of depreciation on buildings;

  •
  exclusion of the unrealized appreciation/depreciation for securities classified as available for sale; and

  •
  adjustments to income recognition, deferred acquisition costs and insurance liabilities.

        The following table analyzes the US GAAP adjustments for other operations.

	Year Ended December 31,
		Restated*
	2001	2000	1999
	(In £ Millions)
Business acquisitions and investments in associates	(29)	(21)	(33)
Revenue and expense recognition	(96)	(111)	(24)
Deferred acquisition costs	(2)	79	48
Policy liabilities	121	91	(3)
Pension plans	16	21	13
Deferred income tax	13	—	—
Derivative instruments:
Investment results	(165)	—	—
Cumulative effect of change in accounting principles (gross of tax)	(193)	—	—
Other	3	(11)	13
Deferred tax effect of the above adjustments	106	(21)	(29)

	(226)	27	(15)

*
Restated for the implementation of FRS 19 on deferred tax, see Note 4 to the consolidated financial statements.

        The US GAAP adjustment for business acquisitions and investments in associates primarily reflects the amortization of goodwill on acquisitions made prior to 1999. Under UK GAAP the goodwill had been charged to equity in the year of acquisition. The changes in the provision for deferred income tax primarily reflect deferred income tax on the unrealized appreciation of shareholder owned assets less the reinstatement from UK GAAP of deferred income tax assets for Jackson National Life.

        The US GAAP adjustments for derivative instruments reflect the adoption of Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Financial Instruments and Hedging Activities", as amended, on January 1, 2001. Under FAS 133, all derivative instruments, including certain derivative instruments embedded in other contracts, are recognized as either assets or liabilities in the balance sheet at their fair values, and changes in such values are recognized immediately in earnings unless specific hedging criteria are met.

        Upon adoption of FAS 133, a transitional adjustment totaling negative £126 million was recorded to reflect the fair value of derivative instruments previously accounted for as hedges. This comprised a gross transitional adjustment of negative £193 million less related tax of £67 million. The transition adjustment also reflects the fair value of certain embedded derivatives not previously recorded separately. The significant size of the transitional adjustment, which arises wholly from derivatives used by Jackson National Life, is due to the method of application of FAS 133 transition guidance and relates to the different accounting treatments of the changes in value of the derivative instruments and hedged instruments. In determining the amount of the offsetting gain on the hedged securities to be included in net income, Method 1 as described in FAS 133 Implementation issue J8, "Transition Provisions: Adjusting the Hedged Items Carrying Amount for the Transition Adjustment to a Fair-Value Hedging Relationship" has been applied.

        Prior to and at the date of implementation of FAS 133, the interest rate swap derivatives held by Jackson National Life, which comprise the most significant element of its derivative position, satisfied pre FAS 133 hedging criteria.

        Under Method 1 the interest related element of the movements in the fair value of hedged items is not bifurcated from other movements in fair value resulting from credit standings, overall market conditions, length of holding period etc. As the hedged items had an overall holding loss at the transition date, there was no offsetting transition adjustment related to the hedged securities. The amount that would otherwise be offset (under Method 2) against the transitional loss on the derivative instruments has been included within movements on Other Comprehensive Income. Subsequent to the transition date, changes in the fair value of certain derivatives accounted for as hedges under UK GAAP are included in current earnings under US GAAP.

        Due to Prudential's method of application of FAS 133, US GAAP net income in future years is likely to reflect increased volatility owing to fair value fluctuations on derivative instruments used by Jackson National Life, as well as the other Group operations.

Changes in Shareholders' Funds on Application of US GAAP

        The following table shows the adjustments in shareholders' funds from UK GAAP to consolidated shareholders' equity under US GAAP for the operations and periods indicated.

	At December 31,
		Restated*
	2001	2000
	(In £ Millions)
Shareholders' funds in accordance with UK GAAP	3,950	3,971

US GAAP adjustments:
With-profits fund	1,476	2,039
Other operations	538	445

	2,014	2,484

Shareholders' equity in accordance with US GAAP	5,964	6,455

*
Restated for the implementation of FRS 19 on deferred tax, see Note 4 to the consolidated financial statements.

        Shareholders' equity was greater under US GAAP than UK GAAP in 2001 and 2000, respectively, by £2,014 million and £2,484 million. The greater equity in respect of with-profits business was £1,476 million at December 31, 2001 and £2,039 million at December 31, 2000. This difference predominantly reflects the attribution to shareholders of a 10% interest in the excess of assets over liabilities held within the fund.

        The following table analyzes the shareholders' 10% interests in adjustments to the with-profits fund as reflected above.

	At December 31,
		Restated*
	2001	2000
	(In £ Millions)
US GAAP adjustments:
Land and buildings	(394)	(401)
Revenue and expense recognition	(144)	(102)
Deferred acquisition costs	131	96
Policy liabilities	652	616
UK basis excess of assets over liabilities	1,139	1,783
Deferred income tax	(22)	(35)
Other	96	90
Deferred tax effect of the above adjustments	18	(8)

	1,476	2,039

*
Restated for the implementation of FRS 19 on deferred tax, see Note 4 to the consolidated financial statements.

        Under UK GAAP, the excess of assets over liabilities within the with-profits fund is not allocated between policyholders and shareholders. Under US GAAP, shareholders are credited with a 10% interest in the adjusted excess of assets over liabilities.

        The main effects on the accounting for the assets and liabilities in the with-profits fund are:

  •
  writedown of land and buildings values from market value to depreciated historic cost; and

  •
  adjustments to revenue and expense recognition, deferred acquisition costs and insurance liabilities.

        The following table analyzes US GAAP adjustments to shareholders' interests in other operations.

	At December 31,
	2001	Restated* 2000
	(In £ Millions)
Business acquisitions	274	300
Investment securities	(6)	(627)
Revenue and expense recognition	(485)	(396)
Deferred acquisition costs	382	586
Policy liabilities	90	(31)
Pension plans	250	233
Deferred income tax	13	—
Shareholder dividend liability	332	322
Derivative instruments	(355)	—
Other	10	(19)
Deferred income tax of the above adjustments	33	77

	538	445

*
Restated for the implementation of FRS 19 on deferred tax, see Note 4 to the consolidated financial statements.

        For other operations, shareholders' equity on a US GAAP basis exceeded that on a UK GAAP basis by £538 million in 2001 and £445 million in 2000.

        The principal reasons for the increases in consolidated shareholders' equity under US GAAP compared to consolidated shareholders' funds under UK GAAP are:

  •
  capitalization of goodwill,

  •
  elimination of the UK basis accrual for the final dividend. The final dividend is declared each February in respect of the preceding year, and

  •
  inclusion of Jackson National Life's fixed income security portfolio on an available for sale basis with related shadow deferred acquisition cost adjustments. Under UK GAAP the securities are carried on an amortized cost basis.

        Partially offsetting these items is the effect of the implementation of FAS 133 on the carrying value of derivative instruments.

US GAAP Restructuring Analysis

        In 1999, Prudential carried out a review of its UK operations and its board approved plans to restructure certain of its operations. For US GAAP purposes Prudential expensed £120 million of restructuring costs in 1999, primarily comprising £56 million of termination benefits and salary costs relating to the reduction of the salesforce and associated staff and £53 million of costs relating to the closures of the existing retail branch network and other administrative buildings. These costs also included £11 million of other costs, such as systems-related costs. Additional restructuring costs recorded under UK GAAP in 1999 were recognized for US GAAP purposes in 2000.

        In 2001, Prudential announced the restructuring of the direct sales force and customer service channels of its UK Insurance Operations. For US GAAP purposes Prudential expensed £172 million of restructuring costs in 2001, primarily comprising £82 million of termination benefits and salary costs relating to the reduction of the salesforce, customer service and associated staff, £34 million relating to the closure of administrative buildings and £17 million relating to the cost of integrating the various customer service operations. These costs also included £39 million of other costs, such as systems-related costs.

        For a detailed discussion of these UK restructurings, see Item 4, "Information on the Company—Business of Prudential—UK Business—UK Restructurings".

New US Accounting Pronouncements

        Several new US accounting standards were issued during 2000 and 2001 that are pertinent to Prudential's US GAAP consolidated financial statements. These are discussed in detail in Note 37 of the notes to Prudential's consolidated financial statements.

Liquidity and Capital Resources

        Prudential operates a central treasury function, which has overall responsibility for managing the group's capital funding as well as its cash and liquidity positions. Prudential arranges the financing of each of its subsidiaries, except Egg, primarily by raising external finance either at the Prudential parent company level (including through finance subsidiaries whose obligations the parent company guarantees) or at the operating company level. Egg has its own treasury function to manage its cash and liquidity positions.

Liquidity Requirements

        The parent company's principal cash requirements are the payment of dividends to shareholders, the servicing of debt, the payment of group activity expenses and the acquisition of and investment in businesses.

        Total dividends proposed by the Board for 2001, 2000 and 1999 were 25.4p, 24.5p and 23.0p per share, respectively. The final dividend in respect of the year ended December 31, 2001 of £332 million is to be paid on May 29, 2002. Under UK company law, dividends can only be paid if a company has distributable reserves sufficient to cover the dividend. In addition, under UK insurance legislation, a company cannot pay a dividend if any of its UK insurance subsidiaries is insolvent on a regulatory valuation basis. At December 31, 2001, Prudential plc and all of its UK insurance subsidiaries were solvent. Prudential does not believe these restrictions will limit its future ability to pay dividends to shareholders.

        Debt service costs paid in 2001 were £103 million compared to £119 million for 2000 and £82 million in 1999. The increase in 2000 reflected additional funding costs following the acquisition of M&G. In addition, £114 million of floating rate guaranteed unsecured loan notes due to mature in 2004 were repaid in 2000. Of total consolidated borrowings of £4,257 million at December 31, 2001, the parent company and finance subsidiaries had borrowings of £1,980 million outstanding. £87 million represented short-term commercial paper with a maturity of less than one year and £45 million represented the remaining balance of floating rate guaranteed loan notes due to mature in 2004. $250 million of bonds are due to mature in 2005, and the remaining outstanding amounts are due to mature in more than five years.

        In 2001, group activity expenses totaled £63 million compared to £56 million in 2000 and £52 million in 1999.

        As described in Item 4, "Information on the Company—Business of Prudential—UK Business—Compliance—Pensions Mis-selling", the total costs associated with the review of pensions mis-selling in the United Kingdom will be met from the surplus assets of Prudential Assurance's long-term fund. Management believes that charging the pensions mis-selling provision to the long-term fund will not have an adverse impact on the levels of bonus paid to policyholders or their reasonable expectations. In the unlikely event this proves not to be the case, an appropriate contribution to the long-term fund would be made from shareholders' funds. In view of the uncertainty, it is not practicable to estimate the level of this potential contribution.

Acquisition of Businesses

        In 2001, Prudential acquired 100% of Orico Life Insurance Co. of Japan for £139 million (¥23 billion) and in November, it acquired 100% of YoungPoong Life, a multi-distribution based Korean life insurance company for £23 million (W43 billion).

        In January 2002, Egg announced that, subject to regulatory approval, it will be acquiring 100% of Zebank, a French direct financial services company, for £5 million (€8 million) in cash. Egg will also reimburse the Zebank shareholders for €30 million cash injected into the business during the period between signing and completion to ensure all share capital is fully paid up. In January 2002, Egg acquired 100% of Fundsdirect, an online fund supermarket, for £3 million.

        During 2000, Prudential invested in several new businesses. Prudential acquired an 89% interest in Core Pacific Securities Investment Trust Enterprise, a Taiwanese mutual fund provider, and increased its holding in its Taiwanese life insurance operation at a total cost of £73 million (NT$3.6 billion). Prudential's US subsidiary, Jackson National Life, acquired three branches of Fidelity Federal Bank for £7 million ($10 million), Highland Bancorp for £75 million ($110 million) and IFC Holdings for £28 million ($42 million).

        Prudential also invested in several new businesses in 1999. M&G was acquired for a consideration of £1,943 million and Chinfon Life Insurance Company of Taiwan was acquired for £68 million.

Other Capital Expenditures

        Prudential spent £4 million, £2 million and £20 million in 2001, 2000 and 1999, respectively, to refurbish several of its office buildings. The expenditure in 1999 related primarily to fixtures and fittings for the new Prudential head office.

Liquidity Sources

        The parent company and finance subsidiaries held cash and short-term investments of £19 million, £38 million and £78 million at December 31, 2001, 2000 and 1999 respectively. The principal sources of cash are dividends and loans received from operating subsidiaries, proceeds from borrowings, the sale of its businesses and recourse to the equity markets.

Off-Balance Sheet Arrangements

        During the normal course of business Prudential enters into various off-balance sheet arrangements in order to increase liquidity and decrease certain risks.

        At December 31, 2001, Egg had two credit default swaps in place. Their effect is to remove from Egg's balance sheet the risk of default on the underlying assets, comprising residential mortgages and asset backed securities, and reduce the regulatory capital that must be held by Egg in relation to these assets. The total notional value of the swaps is £2,084 million. The potential credit risk relates to the swap counterparty, namely their ability to pay in the event of default on the underlying assets. If such a double failure occurred, Egg could be required to increase regulatory capital held against the underlying assets.

        At December 31, 2001, M&G held assets amounting to €268 million. These assets backed a collateralized debt obligation, or CDO, which launched on January 30, 2002. CDOs are debt securities which are backed by a large, diversified portfolio of debt instruments and are usually broken down into tranches with varying degrees of risk and interest rates. During the holding period prior to launch, M&G bore partial credit risk, namely the risk that the assets would become ineligible to form part of the CDO, either through downgrade to a B minus credit rating or through default. The credit risk associated with these assets passed to the investors in the CDO at the date of launch.

        Jackson National Life has commitments for future payments related to equity index call options totaling £31 million, which are accounted for on a deferred basis and therefore are considered off-balance sheet as at December 31, 2001. These commitments were entered into in the normal course of business to hedge obligations associated with the issuance of equity index-linked immediate and deferred annuities. The commitments are due over the next six years.

        Jackson National Life offers synthetic guaranteed investment contracts to group customers including pension funds and other institutional organisations. These contracts represent an off-balance sheet fee-based product where the customer retains ownership of the assets related to these contracts and Jackson National Life guarantees each contractholder's obligations to its own members in respect of these assets. The values of these guarantees were £22 million and £31 million at December 31, 2001 and 2000, respectively.

        Jackson National Life has unfunded commitments related to investments in limited partnerships totaling £380 million at December 31, 2001. These reflect on demand contractual commitments to fund further investments by the limited partnerships.

Contractual Obligations

        Contractual obligations with specified payment dates at December 31, 2001 included the following:

	Principal payments due by period
	Less than 1 Year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	After 5 Years	Total
	(In £ Millions)
Borrowings	1,524	—	45	173	—	2,515	4,257
Other contractual obligations
Reverse repurchase agreements	961	—	—	—	—	—	961
UK Banking	284	100	524	7	—	—	915
US Banking	93	33	91	2	22	3	244
Jackson National Life funding arrangements	248	213	895	496	762	530	3,144
Equity indexed call options	7	7	6	6	4	1	31
Operating leases	501	487	472	454	439	8,623	10,976
Borrowings of associates	—	1	2	3	—	370	376
Other	5	—	—	—	—	—	5

	3,623	841	2,035	1,141	1,227	12,042	20,909

        Egg has outstanding loan commitments of £4,096 million. These represent agreements to lend to customers in accordance with contractual provisions which are either for a specified period, or as in the case of credit cards, represent a revolving credit facility which can be drawn down at any time providing the agreement has not been terminated. The total amount does not necessarily represent future cash requirements, in that commitments are often not drawn upon.

Dividends and Loans Received from Subsidiaries

        Under UK company law, dividends can only be paid if a company has distributable reserves sufficient to cover the dividend. In Prudential Assurance, Prudential's largest operating subsidiary, distributable reserves are created mainly by the statutory long-term business profit transfer to shareholders that occurs upon the declaration of bonuses to policyholders of with-profit products and profits from Prudential's personal lines property and casualty insurance business. Prudential's insurance, banking and fund management subsidiaries' ability to pay dividends and loans to the parent company is restricted by various laws and regulations. Jackson National Life is subject to state laws that limit the dividends payable to the parent company. Dividends in excess of these limitations generally require approval of the state insurance commissioner. The table below shows the dividends and loans received by the parent company from the principal regulated operating subsidiaries during the year ended December 31, 2001. In addition, the table shows the maximum remaining dividend that could have been paid out of distributable reserves at December 31, 2001 without prior regulatory approval, although the amounts shown do not take into consideration any profit that may be generated from operations after December 31, 2001.

	Dividends and loans Received in 2001	Maximum remaining Dividend that could have been paid without prior regulatory approval as at December 31, 2001
	(In £ Millions)
Prudential Assurance	307	559
Jackson National Life	0	168
Egg	0	0
M&G	0	133
Asian businesses	14	73

        With the exception of Egg, each of Prudential's main operating subsidiaries generate profits sufficient to pay dividends to the parent. The amount of dividends paid by the operating subsidiaries is determined after considering the development, growth and investment requirements of the operating businesses. Prudential does not believe that the legal and regulatory restrictions constitute a material limitation on the ability of subsidiaries to meet their obligations or pay dividends to the parent company.

        The parent company received total dividends and loans from subsidiaries of £321 million in 2001 compared with £593 million in 2000 and £655 million in 1999. In 2000, dividends received by the parent company included special non-recurring dividends of £190 million from M&G and £120 million from Prudential Assurance, resulting from a review of the ongoing capital requirements of all companies within the Prudential group.

        In addition to the above dividends, the parent company received £38 million, £39 million and £35 million in interest on intercompany loans from Jackson National Life in 2001, 2000 and 1999, respectively.

Borrowings and Credit Facilities

        Of the total consolidated borrowings of £4,257 million at December 31, 2001, the parent company and finance subsidiaries had core borrowings of £1,980 million, an increase of £412 million from December 31, 2000.

        In 1999, Prudential issued £250 million aggregate principal amount of 5.5% bonds due 2009 and £250 million aggregate principal amount of 5.875% bonds due 2029 to partially finance the acquisition of M&G. Prudential also issued £168 million aggregate principal amount of guaranteed floating rate notes due 2004 to M&G shareholders as partial consideration for the acquisition of M&G. In February 2000, Prudential invited these shareholders to exchange their loan notes for units in one or more M&G unit trusts. The balance of these notes outstanding at December 31, 2001 was £45 million.

        In addition, during 2000, Prudential introduced a new US$2,000 million (£1,374 million) global commercial paper program, subsequently made unlimited in November 2001. At December 31, 2001, Prudential had amounts outstanding under the new commercial paper program amounting to US$1,763 million (£1,417 million) with an average interest rate of 4.06% per annum.

        At December 31, 2001, the parent company had a £1,100 million multi-currency revolving credit facility, split into two equal tranches. Tranche A (£550 million) has a bullet maturity on June 16, 2005. Tranche B (£550 million) has a tenor of 364 days. Tranche B was renewed on June 15, 2001 and matures on June 14, 2002. There have been no drawdowns under the facility since inception and there was no amount outstanding under the facility at December 31, 2001.

        During 2001, Prudential also introduced a new £5,000 million European medium term note program. Under the program Prudential issued £741m of hybrid debt (split into a £435 million sterling tranche and a €500 million euro tranche). Part of the net proceeds of £726 million were used to pay off a maturing $300 million US guaranteed bond in 2001.

        The parent company also maintains uncommitted standby credit facilities in the aggregate of £1,005 million. There was no amount outstanding under these facilities at December 31, 2001.

        The commercial paper program, the medium term note program, the committed revolving credit facility and the uncommitted standby facilities are available for general corporate purposes and support the liquidity needs of the parent company. Prudential anticipates that these funding/liquidity facilities are sufficient to meet foreseeable requirements to support shareholders' existing operations.

Sale of Business

        In November 2001, Prudential agreed to transfer its personal lines property and casualty business to Winterthur Insurance and the Churchill Group, its UK subsidiary. On December 31, the insurance liabilities were almost wholly reassured, to Winterthur. The related cash transfer for this reinsurance was offset in January 2002 against the sales proceeds of this business. The sale was completed on January 4, 2002, for a consideration of £353 million. After allowing for the costs of the sale and other related items it is anticipated that the profit on sale recorded in the 2002 results will be approximately £360 million before tax. In addition Prudential anticipates the release of approximately £200 million of solvency capital and approximately £21 million of net profits in the unearned premium reserve, and receiving £236 million in relation to the conservatively estimated net present value of future commissions and profits over the term of the agreement. See "Item 4—Business of Prudential—UK Business—Personal Lines, Property and Casualty Insurance—Transfer of Business to Winterthur".

        On June 5, 2000, Prudential sold part of its holding in St James's Place Capital plc, an associate company listed on the London Stock Exchange, for cash proceeds of £213 million. The resulting gain on disposal was £99 million. The remaining portion of the holding in St James's Place Capital plc was sold in July 2000 for cash proceeds of £79 million. The resulting realized gain was £24 million.

        The initial public offering of shares in Egg on June 12, 2000 raised £239 million, of which £90 million related to the sale of shares by the parent company, after deduction of expenses, and the remainder related to new share capital issued by Egg. The transaction resulted in a profit for the Group of £119 million. Prudential does not currently anticipate any additional future public offerings of Egg shares or shares of any other subsidiary. Prudential's profits on ordinary activities before tax will continue on both the UK GAAP and US GAAP bases to include all of Egg's results. Earnings per share exclude the minority interests' share of Egg's results after tax.

        On June 30, 2000, Prudential transferred part of its UK institutional equity fund management activities to Deutsche Asset Management. The activities transferred comprised management of investments of approximately £12 billion on behalf of third party institutional clients.

Recourse to the Equity Markets

        In July 2000, Prudential issued 17 million shares following the listing of its ADSs on the New York Stock Exchange. Proceeds raised from the issue, net of expenses, amounted to £140 million.

        The cash resources of the parent company are currently sufficient to cover its obligations, interest payments and dividend payments. Prudential makes decisions to reinvest in operating businesses in order to fund growth and maximize shareholder returns. To meet all of its strategic objectives, such as the funding of potential future acquisitions, Prudential may need to raise further financing, including by recourse to the equity markets. Prudential aims to maintain an appropriate debt to equity ratio.

Other Fees Received

        In May 2001, Prudential received a one off payment of £423 million (US$600 million) representing the break fee on termination of the merger agreement with American General Corporation. After deducting directly related expenses of £85 million, an exceptional item of £338 million before tax was accounted for within the Group's results.

Operating Businesses

UK Life Insurance

        The liquidity sources of Prudential's UK life insurance businesses comprise premiums, deposits and charges on policies, investment income, proceeds from the sale and maturity of investments, external borrowings and capital contributions from the parent company. The liquidity requirements comprise benefits and claims, operating expenses, interest on debt, purchases of investments and dividends to the parent company.

        The liquidity requirements of Prudential's UK life insurance businesses are regularly monitored to match anticipated cash inflows with cash requirements. Cash needs are forecast and projected sources and uses of funds, as well as the asset, liability, investment and cash flow assumptions underlying these projections are reviewed periodically. Adjustments are made periodically to the investment policies with respect to, among other things, the maturity and risk characteristics of the investment assets to reflect changes in the business' cash needs and also to reflect the changing competitive and economic environment.

        The primary source of short-term liquidity to support operations is a pool of highly liquid, high quality short-term instruments to provide liquidity in excess of the expected cash requirements. At December 31, 2001, the investment assets included £39,606 million of equity securities, £33,384 million of debt securities and £2,159 million of deposits.

        The liquidity of Prudential's UK insurance operations is affected by the payment of guaranteed benefits and terminal bonuses on maturing policies by the UK insurance operations. In addition, the non-cash bonus declaration to policyholders results in a cash transfer to shareholders' funds. Historically and for the foreseeable future, the UK cash flows from insurance premiums and investment assets have exceeded benefit payments and operating expenses. Therefore it has not been necessary to sell investment assets or inject additional capital from shareholders to meet Prudential's obligations with respect to with-profits contracts or to pay the annual profit transfer to shareholders' funds. In addition, a large proportion of Prudential's liabilities contain discretionary surrender values or surrender charges. As indicated under "—Liquidity Requirements" earlier in this section, it is currently anticipated that payments in respect of the pensions misselling provision will be made out of the surplus assets of the long-term fund.

        At December 31, 2001 and 2000, Prudential Assurance long-term fund's assets in excess of its required minimum solvency margin were £5,672 million and £9,141 million, respectively. The principal reason for the reduction at December 31, 2001 was the fall in equity markets around the world in 2001.

UK Property and Casualty Insurance

        The liquidity sources of Prudential's property and casualty business comprise premiums received, investment income and proceeds from the sale and maturities of investments. The liquidity requirements comprise claims, operating expenses and purchases of investments. The operating profits of the property and casualty insurance business, along with the proportion of the investment portfolio that is held in cash and highly liquid securities, have been sufficient to meet the liquidity requirements of the property and casualty insurance operations. Investments supporting the total property and casualty business were £518 million at December 31, 2001. All property and casualty business is written through Prudential Assurance, and at December 31, 2001 there were assets in excess of the required minimum solvency margin of £634 million.

        In November 2001, Prudential agreed to transfer its personal lines property and casualty insurance business to Winterthur Insurance and the Churchill Group, its UK subsidiary. On December 31, 2001 the insurance liabilities were almost wholly reassured to Winterthur, and the sale was completed on January 4, 2002 for a consideration of £353 million. See "Item 4—Business of Prudential—UK Business—Personal Lines, Property and Casualty Insurance—Transfer of Business to Winterthur" for more details on this transaction.

Fund Management

        The principal liquidity source of Prudential's fund management operations is fee income for managing retail investment funds and the investment funds of Prudential's business operations. The principal liquidity requirement is operating expenses. Amounts are distributed to the parent company as dividends after considering capital requirements. Capital requirements are driven by the regulatory stipulations based on the size of funds under management and other operating considerations. At December 31, 2001, fund management operations met the relevant regulatory requirements.

Egg

        Egg's principal liquidity sources are deposits from customers, interest on and proceeds from sales and maturities of investments, repayments of and interest from loans and advances to customers and the issuance of equity securities. The principal liquidity requirements are customer mortgages, credit cards and personal loans, acquisition of investments and administrative expenses. At December 31, 2001, Egg had £3,070 million of cash and short-term investments.

        Egg had a net cash outflow from operating activities during 2001 of £763 million, compared with £450 million net cash outflow for 2000. The decrease primarily reflected the reduction in new customer deposits. Egg had a net cash outflow of £11 million and £31 million in 2001 and 2000, due to investments in fixed assets to support the growth in the business.

        In 2001, the parent company made no capital contributions to Egg, compared to £80 million and £370 million in 2000 and 1999 respectively. £262 million of the £370 million was to maintain Egg's statutory capital requirements. Egg has to comply with regulatory liquidity requirements that seek to ensure that the operation has access at all times to sufficient sources of liquidity to enable it to pay both expected and unexpected demands. The regulations provide that a minimum level of liquid assets needs to be held. The calculation of these liquid assets depends on the nature of customer deposits and the time over which they can be withdrawn. Capital requirements are driven by the FSA capital regulations stipulated under the Basel Accord. Egg currently meets the target risk asset ratio set by the FSA.

        At March 31, 2000, Egg entered into an agreement with Citibank, N.A., pursuant to which it completed an unfunded securitization by way of a credit default swap of approximately £900 million of its mortgage assets. The mortgages remain on Egg's balance sheet but the risk weighting on, and hence the regulatory capital that must be held by Egg in relation to, those assets is reduced.

        In May 2001, Egg's subsidiary, Prudential Banking plc, launched a £500 million three year floating rate note to provide wholesale funding for the growing lending business. Additional three year floating rate notes were issued in August (£100 million), November (£16 million and $23 million), and December 2001 (£9 million, $13 million and £6 million). Certificates of deposit totaling £284 million were also issued, resulting in a total debt outstanding at December 31, 2001 of £915 million.

        In 2001, Egg issued loan capital of £125 million with a coupon of 6.875% and for a 20.5 year term. This was issued at a discount of £1.4 million. There is an early repayment option after 15.5 years.

        In June 2000, Egg received net proceeds of £149 million from the initial public offering of a minority stake in the business. At the date of the offering Egg indicated that, based on current business plans and existing lines of business, it would require £300 million to £400 million in addition to the proceeds of its initial public offering to meet capital requirements for the two years following the date of the offering, to be met by the issuance of external debt by Egg.

US Life Insurance

        The liquidity sources of Jackson National Life are its cash, short-term investments and publicly traded bonds, premium income, deposits received on certain annuity and stable value products, investment income and capital contributions from the parent company.

        Liquidity requirements are principally for purchases of new investments and businesses, repayment of principal and interest on intercompany debt, payments of interest on surplus notes, funding of insurance product liabilities, including payments for policy benefits, surrenders, maturities and new policy loans, and funding of expenses, including payment of commissions, operating expenses and taxes. At December 31, 2001, Jackson National Life's outstanding notes and bank debt includes:

  •
  $250 million of surplus notes maturing in 2027;

  •
  $450 million of senior notes maturing in 2015;

  •
  $354 million of advances from the Federal Home Loan Bank maturing in years through 2008; and

  •
  $203 million of secured notes and revolving credit facility maturing between 2003 and 2005.

        Significant increases in interest rates and disintermediation can create sudden increases in surrender and withdrawal requests by policyholders and contractholders. Other factors that are not directly related to interest rates can also give rise to disintermediation risk, including but not limited to changes in ratings from rating agencies, general policyholder concerns relating to the life insurance industry (e.g., the unexpected default of a large, unrelated life insurer), and competition from other products, including non-insurance products such as mutual funds, certificates of deposit and newly developed investment products. Most of the life insurance, annuity and stable value products Jackson National Life offers permit the policyholder or contractholder to withdraw or borrow funds or surrender cash values, although some include policy restrictions such as surrender charges and market value adjustments to discourage early withdrawal of policy and contract funds. At December 31, 2001, approximately $5.6 billion of policy and contract funds had no surrender charge or market value adjustment restrictions.

        Jackson National Life uses a variety of asset-liability management techniques to provide for the orderly provision of cash flow from investments and other sources as policies and contracts mature in accordance with their normal terms. Jackson National Life's principal sources of liquidity to meet unexpected cash outflows associated with sudden and severe increases in surrenders and withdrawals are its portfolio of liquid assets and its net operating cash flows. At December 31, 2001, the portfolio of cash, short-term investments and publicly traded bonds and equities amounted to $29.2 billion. Operating net cash inflows for 2001 were $1.7 billion. Prudential believes that these liquidity sources are sufficient to satisfy the company's liquidity needs.

        At December 31, 2001, the statutory capital and surplus of Jackson National Life was $2,450 million, which was significantly in excess of the requirements set out under Michigan insurance law. As described in Item 4, "Information on the Company—Supervision and Regulation of Prudential—US Supervision and Regulation", Jackson National Life is also subject to risk-based capital guidelines that provide a method to measure the adjusted capital that a life insurance company should have for regulatory purposes, taking into account the risk characteristics of the company's investments and products. At December 31, 2001, Jackson National Life's total risk based capital ratio under the National Association of Insurance Commissioners' definition substantially exceeded model act standards.

Consolidated Cash Flows

        The consolidated statement of cash flows prepared under UK GAAP and included in Prudential's financial statements includes only the cash flows in respect of Prudential's property and casualty insurance business and other shareholders' businesses. Cash flows resulting from activity within the with-profits fund are excluded because UK GAAP requires that insurance companies include cash flows in respect of long-term business only to the extent that cash is transferred to shareholders and is available to meet the obligations of Prudential as a whole. In the case of UK long-term business this amount represents the profit after tax allocated to shareholders.

        The discussion that follows is based on the condensed consolidated statement of cash flows prepared under US GAAP presented in Note 38 of the notes to Prudential's consolidated financial statements, which includes all of the cash flows of Prudential including those of the with-profits fund.

        Net cash provided by operating activities was £547 million in 2001 compared with £2,483 million in 2000. The decrease primarily reflects a decrease in Egg new customer deposits from £7.1 billion in 2001 to £5.9 billion in 2000.

        Net cash used for investing activities in 2001 was £5,590 million compared with £2,579 million in 2000. Cash used to purchase investments exceeded proceeds from sales and maturities by £5,153 million in 2001 compared with £2,652 million in 2000. The group had a cash outflow in respect of acquisitions of subsidiaries in 2001 of £182 million compared with £183 million in 2000. See "—Acquisition of Businesses" earlier in this section. Net cash provided by financing activities was £5,152 million in 2001 compared with £639 million in 2000. Policyholders' deposits exceeded withdrawals by £2,108 million and £1,415 million in 2001 and 2000, respectively. Repayment of long-term borrowings in 2001 was £210 million and £118 million in 2000. Proceeds from long-term borrowings in 2001 were £3,473 million. There were no new long-term borrowings in 2000.

        As at December 31, 2001 the group had cash of £1,313 million compared with £1,206 million at December 31, 2000, an increase of £107 million.

        Net cash provided by operating activities was £2,483 million in 2000 compared with £7,057 million in 1999. The decrease primarily reflects the reduction in Egg new customer deposits. The reduction in the change in the undistributed policyholder allocations mainly arises as a consequence of the change in investments held for trading purposes.

        Net cash used for investing activities in 2000 was £2,579 million compared with £10,465 million in 1999. Cash used to purchase investments exceeded proceeds from sales and maturities by £2,652 million in 2000 compared with £8,170 million in 1999. The group had a cash outflow in respect of acquisitions of subsidiaries in 2000 of £183 million compared with £2,011 million in 1999. See "—Acquisition of Businesses" earlier in this section. Net cash provided by financing activities was £639 million in 2000 compared with £3,490 million in 1999. Policyholders' deposits exceeded withdrawals by £1,415 million and £2,927 million in 2000 and 1999, respectively. Repayment of long-term borrowings in 2000 was £118 million. There was no repayment of long-term borrowings in 1999. Proceeds from long-term borrowings in 1999 were £500 million. There were no new long-term borrowings in 2000.

        As at December 31, 2000 the group had cash of £1,206 million compared with £657 million at December 31, 1999, an increase of £549 million.

Introduction of the Euro

        The euro was introduced on January 1, 1999 and the former currencies withdrawn in early 2002 in 12 member states of the European Union (excluding the United Kingdom, Sweden and Denmark) in accordance with the treaty on European Economic and Monetary Union ("EMU"). If the euro is introduced in the United Kingdom, Prudential will need to make changes in its information technology and other systems in order to accommodate the use of the euro in its products, systems and operations. Prudential's UK business units' assessment and planning for the possibility that the United Kingdom will join EMU and introduce the euro is presently dealt with as a "business as usual" task and it is therefore difficult to separate discrete euro expenditure from the group's general systems enhancements and development spend.

Item 6.    Directors, Senior Management and Employees

Directors and Senior Management

        The Prudential board of directors currently consists of 12 directors. Set forth below are the names, ages, current positions and business experience of the current board members, as well as the dates of their initial appointment as directors.

Sir Roger Hurn (Age 63)

        Sir Roger Hurn has been a non-executive director of Prudential since February 2000 and chairman since May 2000. He is also deputy chairman of GlaxoSmithKline plc and previously was deputy chairman of Glaxo Wellcome plc. He has been a non-executive director of Cazenove Group plc since May 2001. He was previously a non-executive director of Imperial Chemical Industries PLC and chairman of Smiths Industries plc and Marconi plc, and a non-executive director of SG Warburg Group. He is chairman of the Court of Governors at the Henley Management College. On April 24, 2002, Prudential announced that Sir Roger Hurn would stand down as chairman on the appointment of his successor.

Jonathan Bloomer FCA (Age 48)

        Jonathan Bloomer has been an executive director of Prudential since 1995 and group chief executive since March 2000. Previously, he was deputy group chief executive and group finance director. He is a non-executive director of Egg plc. He is also a non-executive director of Railtrack Group plc. He is a member of the Practitioner Panel of the Financial Services Authority and a board member of the Association of British Insurers.

Mark Tucker (Age 44)

        Mark Tucker has been an executive director of Prudential since September 1999 and chief executive of Prudential Corporation Asia since 1994. Previously, he was general manager in Prudential, Hong Kong from 1989 to 1992 and senior vice president of operations of Jackson National Life from 1992 to 1994. He joined Prudential in 1986.

Philip Broadley FCA (Age 41)

        Philip Broadley has been an executive director of Prudential and group finance director since May 2000. Previously he was with the UK firm of Arthur Andersen, where he became a partner in 1993. He specialized in providing services to clients in the financial services industry, including regulators and government agencies in the United Kingdom and United States.

Michael McLintock (Age 41)

        Michael McLintock has been an executive director of Prudential since September 2000. He has also been chief executive of M&G since February 1997, a position he held at the time of M&G's acquisition by Prudential in March 1999. He joined M&G in October 1992. He has also been a non-executive director of Close Brothers Group plc since May 2001.

Clark Manning (Age 43)

        Clark Manning has been an executive director of Prudential since January 2002. He has also been a president and chief executive officer of Jackson National Life since November 2001 and was previously acting chief executive officer and chief operating officer of Jackson National Life, which he joined in 1995. Previously, he was senior vice president and chief actuary for SunAmerica Inc and a consulting actuary at Milliman & Robertson Inc. He is a fellow of the Society of Actuaries and a member of the American Academy of Actuaries.

Mark Wood (Age 48)

        Mark Wood has been an executive director of Prudential since June 2001 and is chief executive of Prudential's UK and European Insurance operations. He has been a non-executive director of European e-commerce technology company Lost Wax since January 2002. He is also a trustee of NSPCC and Governor of Amesbury School. Previously, he was chief executive of AXA UK plc (formerly Sun Life & Provincial Holdings plc) and AXA Equity and Law plc, and managing director of AA Insurance. He was also a director of Guardian Royal Exchange plc and deputy chairman of the Association of British Insurers.

Ann Burdus (Age 68)

        Ann Burdus has been a non-executive director of Prudential since 1996. She is also a non-executive director of Next plc and a council member of the Institute of Directors. Previously, she was a non-executive director of Safeway Group plc and a committee member of the Automobile Association.

Sandy Stewart (Age 68)

        Sandy Stewart has been a non-executive director of Prudential since 1997. He is also chairman of Murray Extra Return Investment Trust plc and of the Scottish Amicable (Supervisory) Board. Previously, he was a practising solicitor and chairman of Scottish Amicable Life Assurance Society.

Sir David Barnes CBE (Age 66)

        Sir David Barnes has been a non-executive director of Prudential since January 1999. He is non-executive chairman of Imperial Cancer Research Technology Ltd and non-executive deputy chairman of Syngenta AG. Previously, he was deputy chairman of AstraZeneca plc to April 2001 and chief executive of Zeneca PLC. He is a member of the Board of Trustees of the British Red Cross Society and was previously deputy chairman of Business in the Community.

Rob Rowley (Age 52)

        Rob Rowley has been a non-executive director of Prudential since July 1999. He was previously a director of Reuters Group PLC and chief executive of Reuterspace division. Prior to this, he was finance director of Reuters Group PLC.

Roberto Mendoza (Age 56)

        Roberto Mendoza has been a non-executive director of Prudential since May 2000. He is also a non-executive chairman of Egg plc and non-executive director of ACE Limited, Reuters Group PLC and Vitro SA. He is also co-CEO of Hancock, Mendoza, Dachille & Merton, Limited. Previously, he was vice chairman and director and a member of the Corporate Office of JP Morgan & Co, Inc. and a managing director of Goldman Sachs.

Other Executive Officers

        With the exception of Paul Gratton, chief executive of Egg, and Michael Harris, executive vice-chairman of Egg, the heads of Prudential's current business units (UK and Europe Insurance Operations, M&G, Jackson National Life and Prudential Corporation Asia) were also directors of Prudential, as set forth above. In connection with a restructuring of Prudential's business units that occurred in June 2001, Mark Wood, as chief executive of the newly formed UK and Europe Insurance Operations replaced chief executives of the former Prudential Financial Services, Prudential Intermediary Business, Prudential Insurance Services and Prudential Europe business units. In addition, he replaced the chief executive of the former UK Insurance Operations business. Meanwhile Clark Manning was named president and chief executive of Jackson National Life in June 2001.

Service Contracts

        The normal notice of termination which Prudential is required to give executive directors is 12 months, although for newly appointed directors there may be an initial contractual period of up to two years before the 12 months notice period applies. The contracts of employment for all executive directors contain a 12 months notice period, including Mark Wood who was appointed to the board in 2001 without an initial longer notice period. When considering termination of service contracts, the Remuneration Committee will have regard to the specific circumstances of each case, including mitigation. Non-executive directors do not have service contracts.

Policy on External Appointments

        Subject to the board's approval, executive directors are able to accept a limited number of external appointments as non-executive directors of other organizations.

Compensation

        In 2001, the aggregate compensation that Prudential paid or accrued to all Prudential directors and other executive officers as a group (16 persons) was £11,827,086 including performance-related bonuses paid to the executive directors and executive officers and including an aggregate pension contribution of £792,195 and provision for future benefits.

Remuneration

	Year ended December 31, 2001
	Salary/Fees	Bonus(1)	Benefits	Total Emoluments
	(In £ Thousands)
Executive directors
Keith Bedell-Pearce(2) (retired December 31, 2001)	340	165	46	551
Jonathan Bloomer	660	298	58	1,016
Philip Broadley	350	158	35	543
Michael McLintock(3)	310	1,108	28	1,446
Mark Tucker(4)	400	815	129	1,344
Mark Wood(5) (appointed June 21, 2001)	211	515	8	734

Total executive directors	2,271	3,059	304	5,634

Non-executive directors
Sir David Barnes	35	—	—	35
Ann Burdus	35	—	—	35
Sir Roger Hurn	300	—	9	309
Bridget Macaskill (resigned March 16, 2001)	8	—	—	8
Roberto Mendoza	109	—	—	109
Rob Rowley	37	—	—	37
Sandy Stewart	65	—	—	65

Total non-executive directors	589	—	9	598

Other executive officers as a group(6)	1,020	3,759	25	4,804

Overall total	3,880	6,818	338	11,036

(1)
The bonus figure comprises both the element paid in cash and the value of shares awarded under the scheme that are deferred for three years.

(2)
Keith Bedell-Pearce's bonus includes a payment of £45,000 recognizing his contribution to Prudential's long-term objectives.

(3)
Michael McLintock's bonus includes a payment of £327,250 that was included in his contractual arrangements following the purchase of M&G in 1999.

(4)
Mark Tucker's bonus includes a payment of £495,350 from his 1999 Asian long-term incentive plan. His benefits include an allowance of £124,000 for housing paid to reflect his expatriate circumstances.

(5)
Mark Wood's bonus includes a payment of £275,000 in respect of his joining Prudential.

(6)
Consists of Clark Manning, Paul Gratton and Michael Harris and includes, with respect to Clark Manning, the payout from a compensation plan tied to the financial performance of Jackson National Life. Under the plan, Jackson National Life granted an advance to Mr. Manning, secured by residential property, the repayment of which would be forgiven if Jackson National Life achieved certain financial results and Mr. Manning remained an employee of the company for a prescribed period of time. In 2001, repayment of the advance, in the amount of $2,024,626 (£1,405,653), together with interest accruing thereon at 6% per annum was forgiven.

Senior Executives' Long-term Incentive Plans

        Since 1996 up to and including 2001, the group's primary long-term incentive plan was the Restricted Share Plan which was designed to provide rewards to executive directors and executive officers, contingent upon the achievement of pre-determined returns to shareholders.

        Under the Restricted Share Plan executive directors have received annual grants of conditional awards of shares in Prudential which are held in trust for three years.

        In 2001, it became apparent that long-term incentive awards made in the market had moved significantly. Therefore for 2001, for Jonathan Bloomer the conditional Restricted Share Plan award was increased to 200% of basic salary at the time of the award and for Michael McLintock the award was increased to 80% of basic salary. For Philip Broadley and Mark Tucker, the award was increased to 160% of basic salary. The shares were valued at their average share price during the preceding calendar year, and the award price used for the 2001 award was 975.6 pence (compared to 921.7 pence in 2000). No other directors or executive officers received awards under the scheme.

        At the end of the three-year performance period, a right to receive shares at no cost to the individual may be granted dependent on the Prudential's Total Shareholder Return (TSR) relative to other companies in the FTSE 100 share index over the performance period. In addition, the Remuneration Committee of the board of directors must be satisfied with Prudential's underlying financial performance during this period. No rights will be granted if Prudential's TSR percentile ranking is 60th or below and the maximum grant will be made only if the TSR percentile ranking is 20th or above. Between these points, the size of the grant made is calculated on a straight line basis. In normal circumstances, directors may take up their right to receive shares at any time during the following seven years.

        In respect of the 1999 Restricted Share Plan, Prudential's TSR ranked 43rd out of the 84 relevant companies remaining in the FTSE 100 (equivalent to the 51st percentile) for the three-year performance period ended on December 31, 2001. As a result, rights will be granted over 22.5% of the shares conditionally awarded to executive directors. The 2000 and 2001 Restricted Share Plans run to December 31, 2002 and December 31, 2003, respectively, and any grants under these plans will be based on the TSR ranking determined at the end of each relevant performance period. Performance under these plans was ranked respectively at percentile positions 67th and 62nd on the basis of TSR performance at December 31, 2001.

        Details of conditional awards made under the Restricted Share Plan are shown below. These shares are held in trust and represent the conditional awards out of which rights may be granted, as stated above, at the end of the relevant performance period.

	Conditional awards outstanding at January 1, 2001	Conditionally awarded in 2001	Rights granted in 2001	Market value of rights granted in 2001(1) (In £ thousands)	Conditional awards outstanding at December 31, 2001	Release year
Keith Bedell-Pearce	36,024 28,664 28,209		30,620	234	28,664 28,209	2002 2003(2)

Subtotal	92,897	—	30,620	234	56,873

Jonathan Bloomer	45,390 36,308 63,470	135,301	38,581	295	36,308 63,470 135,301	2002 2003 2004

Subtotal	145,168	135,301	38,581	295	235,079

Philip Broadley	18,806	57,401			18,806 57,401	2003 2001

Subtotal	18,806	57,401	—	—	76,207

Michael McLintock	13,019	25,420			13,019 25,420	2003 2004

Subtotal	13,019	25,420	—	—	38,439

Mark Tucker	36,024 28,664 31,247	65,601	30,620	234	28,664 31,247 65,601	2002 2003 2004

Subtotal	95,935	65,601	30,620	234	125,512

Other executive officers as a group(3)	—	—	—	—	—

Subtotal	—	—	—	—	—

TOTAL	365,825	283,723	99,821	763	532,110

(1)
The market value of rights granted in 2001 is based on the market value of the shares over which rights are granted on the day of the grant.
(2)
Following his retirement, no release will be made in respect of the 2000 Restricted Share Plan award to Keith Bedell-Pearce.
(3)
Consists of Clark Manning, Paul Gratton and Michael Harris.

Other Senior Executives' Long-term Incentive Plans

        To reflect his role as chief executive of M&G, Michael McLintock also participates in a long-term incentive plan designed to provide a cash reward based on the economic and investment performance of M&G over a three-year period. Awards under the plan are made in the form of phantom share options and phantom restricted shares, vesting at the end of the performance period. He held awards for the year 2001 with face values of £225,000 in phantom restricted shares and £367,800 in phantom share options.

        To reflect his role as chief executive of Prudential Corporation Asia, Mark Tucker also participates in a cash-based long-term incentive plan that provides rewards in respect of the performance of the group's Asian operations. This plan is designed to provide rewards contingent upon the rate of growth in value of those operations over a three-year period. The threshold performance criterion under the plan is that the growth in value must be greater than 15% per annum over the period. Any payment for performance above the threshold is made following the end of the performance period. The on-target payout is 100% of basic salary at the beginning of the period, for which an annual growth rate of 35% is required. The payment for the 1999 award is included in his remuneration set forth in "Compensation—Directors' Remuneration" above.

        In order to secure the appointment of Mark Wood, on joining Prudential he was granted Prudential share awards expected to be released as follows: 71,569 shares on July 31, 2002, 15,080 shares on July 31, 2003 and 31,672 shares on December 31, 2003. In addition, to reflect his role as chief executive of the UK and European Insurance Operations, Mark Wood also participates in a long-term incentive plan designed to provide rewards contingent upon the rate of growth in appraisal value (a widely recognized method in the United Kingdom of measuring the value of an insurance company) of these operations over a three-year period. The threshold performance criterion under the 2001 plan is that the growth in appraisal value must be greater than 8% per annum over the period. Any award above the threshold performance is made following the end of the performance period. The on-target payout is 75% of basic salary at the end of the period, for which an annual growth rate of 11.5% per annum is required.

Senior Executives' Pensions

        It is Prudential's policy to offer executive directors and other executive officers the facility to save for retirement through efficient pension vehicles. Changes were introduced by the UK government in 1989 which restrict the pension provision which can be made under Inland Revenue approved pension schemes for new entrants after May 31, 1989 to benefits on annual basic salary up to a threshold known as the earnings cap. The earnings cap for the 2001/2002 tax year is £95,400 per annum. For this reason executive directors employed since 1989 are offered a combination of Inland Revenue approved pension schemes and supplementary provision.

Inland Revenue Approved Pension Schemes

        Directors and other executive officers are eligible for one of a number of Inland Revenue approved pension schemes.

        The Prudential Staff Pension Scheme (PSPS) is a non-contributory defined benefit scheme, which provides a pension of 1/60th of Final Pensionable Earnings (the sum of the salary for the twelve months immediately preceding retirement or termination of employment) for each year of service on retirement at age 60 with an option to commute the pension for a tax free cash sum. The scheme also provides on death in service, a lump sum of four times pensionable salary, a spouse's pension of the greater of 25% of pensionable salary or 54% of prospective pension at 60, and children's pensions of the greater of 8.33% of pensionable salary or 18% of prospective pension at 60 in accordance with the scheme rules. On death in retirement, a spouse's pension of 50% of the pension available at retirement before commutation is payable and a lump sum is also payable if death occurs in the first five years of retirement. Some of the pension payable is guaranteed to increase in line with the Retail Prices Index capped at 5%, but in recent years all pensions in payment have been increased fully in line with the Retail Prices Index.

        Mark Tucker and Keith Bedell-Pearce, having commenced employment before 1989, are eligible for benefits from PSPS on all basic salary. Keith Bedell-Pearce also has a special arrangement whereby his pension accrued since the age of 50 has been enhanced to 1/30th for each year of service. Philip Broadley and Mark Wood are eligible for benefits from PSPS on basic salary up to the earnings cap. Jonathan Bloomer only receives a lump sum death benefit of four times basic salary up to the earnings cap from PSPS.

        The M&G Group Pension Scheme ("MGGPS") is a contributory defined benefit scheme that provides a target pension of 2/3rds of Final Pensionable Earnings on retirement at age 60 for an employee with 30 years or more potential service. The MGGPS also has an option to commute pension for a tax free cash sum. The scheme provides on death in service, a lump sum of four times pensionable salary and a spouse's pension of 50% of prospective pension at 60 in accordance with the scheme rules. On death in retirement, a spouse's pension of 50% of the pension available at retirement before commutation is payable and a lump sum is also payable if death occurs in the first five years of retirement. Some of the pension payable is guaranteed to increase in line with the Retail Prices Index capped at 5%, but in recent years all pensions have been increased fully in line with the Retail Prices Index. Members currently contribute 2.4% of basic salary towards the cost of the benefits.

        Michael McLintock is eligible for benefits under MGGPS on basic salary up to the earnings cap.

Other Pension Arrangements

        Clark Manning is eligible to participate in the JNL Defined Contribution Retirement Plan which is a US tax qualified defined contribution plan.

        Directors and other executive officers employed in the United Kingdom may be entitled to taxable salary supplements calculated on a formula based on their basic salary not covered for pension benefits under an Inland Revenue approved scheme. They may elect to have this salary supplement paid directly to them or to a Funded Unapproved Retirement Benefit Scheme ("FURBS") established in their name. In either case it is a taxable emolument.

        In addition, directors and executive officers may be eligible for death benefits broadly equivalent to the PSPS death benefits (both the lump sum and the capitalized value of spouse's and children's pensions) on that part of their basic salary not covered by the Inland Revenue approved scheme under the Prudential Supplementary Life Assurance Scheme ("PSLAS"). The premiums paid by Prudential to this scheme are a taxable benefit.

        Other executive officers are members of appropriate local pension arrangements, contributions to which have been disclosed in "Compensation" above.

Share Ownership

Directors' Shareholdings

        As a condition of serving, all executive and non-executive directors are required to hold 2,500 shares of Prudential. These shares must be acquired within two months of appointment to the board if the director does not own that number upon appointment. Non-executive directors have also agreed to use a proportion of their fees to purchase additional shares in Prudential on a quarterly basis.

        The interests of directors in shares of Prudential are shown below. These interests include shares awarded under the Share Participation Plan, a previous annual incentive plan, and the share awards made to Mark Wood on appointment. In addition, interests include rights granted under the 1997, 1998 and 1999 Restricted Share Plan where the executive has yet to exercise his right to receive shares. Awards that remain conditional under the Restricted Share Plan are excluded. All interests are beneficial except non-beneficial interests in 9,875 shares in respect of Sandy Stewart.

Name	Holding as of April 29, 2002	Percentage of Ordinary Shares
Sir David Barnes CBE	5,043	0.0002
Keith Bedell-Pearce (as at December 31, 2001)	178,289	0.0089
Jonathan Bloomer	160,793	0.0081
Philip Broadley	5,609	0.0003
Ann Burdus	4,108	0.0002
Sir Roger Hurn	10,000	0.0005
Clark Manning	2,500	0.0001
Michael McLintock	17,934	0.0009
Roberto Mendoza	23,655	0.0012
Rob Rowley	3,945	0.0002
Sandy Stewart	13,797	0.0007
Mark Tucker	180,600	0.0091
Mark Wood	120,900	0.0061

*
Information has not been provided on Bridget Macaskill because she is no longer a director of Prudential and Prudential does not maintain information on her shareholding.

        In addition, Prudential's directors and other executive officers held, as at April 29, 2002, options to purchase 725,132 shares, all of which were issued pursuant to Prudential's Executive Share Option Scheme or Prudential's Savings-Related Share Option Scheme. These options and plans are described in more detail below under "—Options to Purchase Securities from Prudential" in this section. Neither Paul Gratton nor Michael Harris holds more than 1% of Prudential shares.

        Prudential is not owned or controlled directly or indirectly by another corporation or by any government or by any other natural or legal person severally or jointly and Prudential does not know of any arrangements that might result in a change in Prudential's control.

Outstanding Options of Directors and Other Executive Officers

        The Restricted Share Plan replaced the Executive Share Option Scheme ("ESOS") in 1995 as Prudential's primary long-term incentive plan for directors and non-executive directors. Outstanding options under ESOS remain in force and are set out below together with options under the Savings-Related Share Option Scheme. The Savings-Related Share Option Scheme is open to all UK and certain overseas employees and options up to Inland Revenue limits are granted at a 20% discount and cannot normally be exercised until a minimum of three years has elapsed.

	Options outstanding at April 29, 2002(1)		Exercise price (pence)(2)	Earliest exercise date	Latest exercise date
Keith Bedell-Pearce(3)	105,000 60,500 2,267 3,259	* *	328 309 344 359	1996 1997 2003 2003	2003 2004 2003 2004

Subtotal	171,026

Jonathan Bloomer	196,750 226,750 7,677 2,247	* *	315 315 254 751	1998 2000 2002 2005	2005 2005 2002 2005

Subtotal	433,424

Philip Broadley	1,327	*	730	2003	2004
Michael McLintock	4,538	*	380	2003	2003
Mark Tucker	2,172 1,348 1,041	* * *	359 751 648	2003 2005 2006	2004 2005 2007
Mark Wood	2,835	*	648	2008	2009

Subtotal	13,261

SUBTOTAL	617,711

Other executive officers as a group(4)	107,421

TOTAL	725,132

*
Savings-Related Share Option Schemes

(1)
None of Sir David Barnes, Ann Burdus, Sir Roger Hurn, Roberto Mendoza, Rob Rowley or Sandy Stewart holds options to purchase Prudential shares. Information has not been provided on Bridget Macaskill because she is no longer a director of Prudential and Prudential does not maintain information on her shareholding.

(2)
The market price of shares at April 29, 2002 was 719.5 pence. The highest and lowest share prices during 2001 were 1,095 pence and 568 pence respectively.

(3)
Keith Bedell-Pearce will be entitled to exercise his Save As You Earn (SAYE) options as a result of his retirement.

(4)
Consists of Clark Manning, Paul Gratton and Michael Harris.

        Prudential's register of directors' interests, which is open to inspection, contains full details of the directors' shareholdings and options to subscribe for shares.

Options to Purchase Securities from Prudential

        As of April 29, 2002, 12,825,253 options were outstanding, which Prudential issued under the Executive Share Option Schemes and the Savings-Related Share Option Schemes. As of April 29, 2002, directors and other executive officers held 725,132 of such outstanding options. Except as described above in "—Outstanding Options of Directors and Other Executive Officers", each option represents the right of the bearer to subscribe for one share at a particular pre-determined exercise price at a pre-set exercise date.

        As of April 29, 2002, 55,745 shares were outstanding under the Share Participation Plan. Such outstanding shares held by directors are included in the shares set forth under "—Directors' Shareholdings" in this section above.

        As of April 29, 2002, 18,860 shares were outstanding under the Managers Share Plan, none of which was held by a director.

        As of April 29, 2002, 1,320,089 options were outstanding under the Restricted Share Plan. Such outstanding options held by directors are included in the shares set forth under "—Senior Executives' Long-term Incentive Plans" in this section above.

        As of April 29, 2002, 1,531,231 options were outstanding under the Professional Reward Scheme, none of which was held by directors or other executive officers. The Professional Reward Scheme is a scheme open only to the UK company salesforce staff and is not open to directors and other executive officers.

        As of April 29, 2002, 118,321 shares were outstanding under other awards.

        The aggregate exercise price of the outstanding options under the Executive Share Option Scheme and the Savings-Related Share Option Scheme is £68 million. The latest expiration dates for exercise or release of the securities underlying the options or awards and the number of options or shares (in millions) are set out in the table below.

Year of Expiration	Shares Outstanding Under Share Participation Plan	Shares Outstanding Under Managers Share Plan	Options Outstanding Under Restricted Share Plan	Shares and Options Outstanding Under Professional Reward Scheme	Options Outstanding Under Executive Share Option Scheme and Savings-Related Share Option Scheme	Shares Outstanding Under Other Awards	Total
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
2002	0.04	—	—	—	2.74	0.07	2.85
2003	0.01	0.01	—	1.49	1.77	0.05	3.33
2004	0.01	0.01	—	—	3.25	—	3.27
2005	—	—	—	—	2.34	—	2.34
2006	—	—	1.15	—	1.42	—	2.57
2007	—	—	0.10	0.01	0.85	—	0.96
2008	—	—	0.07	0.01	0.28	—	0.36
2009	—	—	—	0.02	0.17	—	0.19

Total	0.06	0.02	1.32	1.53	12.82	0.12	15.87

        At Prudential's annual general meeting on May 9, 2002, its shareholders passed resolutions which will provide for the adoption of an international savings-related share option scheme for non-employees of Prudential (generally agents who sell the group's products but who are not directly employed by the group).

Board Practices

        Non-executive directors of Prudential are appointed initially for a three-year term. The appointment is then reviewed towards the end of this period. All directors are required to submit themselves for re-election at regular intervals and at least every three years.

        Rob Rowley is chairman, and Ann Burdus and Sandy Stewart are members, of the audit committee of the board of Prudential. The audit committee normally meets six times a year and assists the board in meeting its legal responsibilities to ensure an effective system of financial reporting, internal control and risk management. It provides a direct channel of communication between the external and internal auditors and the board and assists the board in ensuring that the external audit is conducted in a thorough, objective and cost effective manner. It also reviews the internal audit work plan. The terms of reference of the audit committee include reviewing annually with the management of Prudential and the external auditors, the performance of the external auditors and the extent of their non-audit services; and the value for money obtained from auditor's fees for both statutory audit work and non-audit work. The audit committee annually reviews the auditor's independence. The external audit was last put out to competitive tender in 1999. The minutes of the audit committee are circulated to the board after each meeting.

        The chairman, group chief executive, the group finance director and other members of the senior management team, together with the external auditors usually attend meetings of the committee except when the committee wishes to meet alone. The committee also meets privately with both external and internal auditors on a regular basis.

        Sir David Barnes is chairman, and Ann Burdus, Roberto Mendoza, Rob Rowley and Sandy Stewart are members, of the remuneration committee of the board of Prudential. The remuneration committee normally meets twice a year to review remuneration policy and determine the remuneration packages of the executive directors of Prudential and certain other senior executives. Except in relation to the remuneration of the group chief executive, when only the chairman is consulted, the remuneration committee consults the chairman and group chief executive about its proposals relating to remuneration. It has access to professional advice inside and outside Prudential.

Employees

        The average numbers of staff employed by the Prudential group for the following periods were:

	2001	2000	1999
UK operations	15,266	16,652	18,885
US operations	2,580	2,250	1,640
Asia	4,651	2,635	1,535
Europe	550	405	312

Total	23,047	21,942	22,372

        As at December 31, 2001, Prudential employed 20,746 persons. Of the 20,746, approximately 64% were located in the United Kingdom, 21% in Asia, 12% in the United States and 3% in Europe.

        In the United Kingdom, Prudential had 1,392 employees paying union subscriptions through the payroll.

        As at December 31, 2001, Prudential had 221 temporary employees in the United Kingdom and 91 temporary employees in Europe. Prudential did not have a significant number of temporary employees in the United States or Asia.

Item 7.    Major Shareholders and Related Party Transactions

Major Shareholders

        The Companies Act 1985 provides that a person that acquires an interest of 3% or more in Prudential ordinary shares is required to notify Prudential of that interest. As at March 22, 2002 Prudential had received information that Legal and General Group plc held 59,848,328 of its ordinary shares, or 3% of Prudential's share capital.

Significant Changes in Ownership

        In November 1999, Janus Capital Corporation notified Prudential that it held 59,998,531 of its ordinary shares, or 3.1% of its share capital. In December 1999, Legal & General Group plc notified Prudential that it no longer held 3% of Prudential's share capital.

        In April and August 2000, Janus Capital Corporation notified Prudential that it held 82,285,179 of its ordinary shares, and 76,410,923 of its ordinary shares, or 4.20% and 3.86% of its share capital, respectively. In September 2000, Janus Capital Corporation notified Prudential that it no longer held 3% of Prudential's share capital. Also, in September 2000, CGNU notified Prudential that it held 60,740,778 of its ordinary shares, or 3.07% of its share capital.

        In April 2001, Barclays Bank plc notified Prudential that it held 59,491,089 of its ordinary shares, or 3% of its share capital, in March 2001 and that, subsequently, it ceased having a notifiable interest in Prudential. In April 2001, CGNU notified Prudential that it no longer held 3% of its share capital while in May 2001 it notified Prudential that it held 59,878,744 of its ordinary shares, or 3.1% of its share capital. In July 2001, CGNU, notified Prudential that it no longer held 3% of its share capital. In September 2001, Legal & General Group plc notified Prudential that it held 59,848,328 of its ordinary shares, or 3% of its share capital. In September 2001, Barclays Bank plc notified Prudential that it held 62,985,692 of its ordinary shares, or 3.16% of its share capital, and subsequently, also in September 2001, a further notification was received from Barclays Bank plc that it ceased having a notifiable interest in Prudential. Major shareholders of Prudential have the same voting rights as other shareholders. See Item 10, "Additional Information—Memorandum and Articles of Association—Voting Rights".

        As of March 22, 2002, there were 165 shareholders holding Prudential shares in the United States. These shares represented 8.97% of Prudential's issued share capital. Prudential does not know of any arrangements which may at a subsequent date result in a change of control of Prudential.

Related Party Transactions

        In March 1999, Prudential acquired the M&G business. Prior to the acquisition, Michael McLintock was the chief executive officer of M&G and following the acquisition, he became an executive officer and director of Prudential.

        During the last three years Prudential has not been and is not now, a party to any other material related party transaction or proposed material related party transaction, except as set forth in the footnotes to the table under Item 6, "Directors, Senior Management and Employees—Compensation—Remuneration".

        Various executive officers and directors of Prudential may from time to time purchase insurance, mortgage, investment management or annuity products, or credit cards marketed by Prudential companies in the ordinary course of business.

Item 8.    Financial Information

        See Item 18, "Financial Statements".

Item 9.    The Offer and Listing

Comparative Market Price Data

        The tables below set forth for the periods indicated the highest and lowest closing middle-market quotations for Prudential ordinary shares, as derived from the Daily Official List of the London Stock Exchange, and the ADS equivalent of these prices prior to June 28, 2000 or the actual ADS high and low closing sale prices on the New York Stock Exchange after that date.

	Prudential Ordinary Shares		Prudential ADS Equivalent(1)		Prudential ADS Actual(2)
Year
	High	Low	High	Low	High	Low
	(pence)		(US Dollars)		(US Dollars)
1997	757	488	24.99	16.45	—	—
1998	960	638	32.24	21.98	—	—
1999	1,220	758	39.36	24.70	—	—
2000	1,186	880	38.81	28.13	32.25	24.69
2001	1,095	568	32.70	16.53	32.69	17.05
	Prudential Ordinary Shares		Prudential ADS Equivalent(1)		Prudential ADS Actual(2)
	High	Low	High	Low	High	Low
	(pence)		(US Dollars)		(US Dollars)
2000
First quarter	1,186	880	38.81	28.13	—	—
Second quarter	1,064	889	33.97	28.17	28.94	28.00
Third quarter	1,023	902	31.03	26.19	30.63	24.69
Fourth quarter	1,123	897	33.36	25.93	32.25	25.44
2001
First quarter	1,095	708	32.70	20.14	32.69	20.25
Second quarter	861	744	24.24	21.29	24.45	21.01
Third quarter	887	568	25.36	16.53	25.70	17.05
Fourth quarter	816	684	23.76	20.19	23.76	20.18
2002
First quarter	824	641	23.25	18.16	24.11	18.69
	Prudential Ordinary Shares		Prudential ADS Equivalent(1)		Prudential ADS Actual(2)
Month
	High	Low	High	Low	High	Low
	(pence)		(US Dollars)		(US Dollars)
November 2001	796	720	22.66	20.51	23.59	21.25
December 2001	816	747	23.76	21.75	23.76	21.70
January 2002	824	747	23.25	21.07	24.11	21.55
February 2002	747	641	21.17	18.16	21.55	18.69
March 2002	740	656	21.10	18.71	21.57	18.89
April 2002	755	708	22.01	20.64	22.20	20.75

(1)
To obtain the ADS equivalent prices, the reported high and low prices for Prudential ordinary shares expressed in pence per Prudential ordinary share have been translated into US dollars per ADS (each evidencing two ordinary shares) by multiplying the pence per ordinary share by two and converting that amount to dollars at the noon buying rate (divided by 100 and rounded to the second decimal place) on the dates of such respective high and low prices.

(2)
Prudential ADSs were listed on the New York Stock Exchange on June 28, 2000, and actual ADS prices are given from that date.

Market Data

        Prudential ordinary shares are listed on the Official List of the UK Listing Authority and traded on the London Stock Exchange under the symbol "PRU". Prudential ADSs have been listed for trading on the New York Stock Exchange since June 28, 2000 under the symbol "PUK".

Item 10.    Additional Information

Memorandum and Articles of Association

        The following is a summary of both the rights of Prudential shareholders and certain provisions of Prudential's memorandum and articles of association. Rights of Prudential shareholders are set out in Prudential's memorandum and articles of association or are provided for by applicable English law. Because it is a summary, it does not contain all the information that may be important to you. For more complete information you should read Prudential's memorandum and articles of association. Directions on how to obtain a complete copy of Prudential's memorandum and articles of association are provided under "—Documents on Display".

        At Prudential's annual general meeting on May 9, 2002, its shareholders passed resolutions which will result in revised Prudential articles of association with respect to electronic communications, general meetings, rights attaching to shares, directors and governance of board meetings and dividends, among other things. In addition, changes to the objects clause of Prudential's memorandum of association were proposed in order to reflect modern company practice and to add further specific objects in relation to the business of an insurance company.

Dividends

        Under English law, Prudential may pay dividends only if distributable profits are available for that purpose. Distributable profits are accumulated, realized profits not previously distributed or capitalized, less accumulated, realized losses not previously written off. Even if distributable profits are available, Prudential may only pay dividends if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves, including, for example, the share premium account and the capital redemption reserve, and the payment of the dividend does not reduce the amount of the net assets to less than that aggregate. In addition, as the parent company of UK insurance companies to which the Financial Services and Markets Act 2000 applies, Prudential may not declare a dividend at any time when the value of the assets representing the fund or funds maintained by any of those insurance companies in respect of its long-term insurance business (as determined in accordance with applicable valuation regulations) is less than the amount of the liabilities attributable to that business (as so determined). Subject to these restrictions, Prudential's directors have the discretion to determine whether to pay a dividend and the amount of any such dividend but must take into account Prudential's financial position.

        Prudential's directors also determine the date on which Prudential pays dividends. Prudential pays dividends to the shareholders on the register on the record date that the directors determine, in proportion to the number of shares that those shareholders hold. There are no fixed dates on which entitlements to dividends arise. Interest is not payable on dividends or other amounts payable in respect of shares.

        Prudential's directors have the discretion to offer shareholders the right to elect to receive additional shares (credited as fully paid) instead of all or any part of any cash dividend. The aggregate value of additional shares that a shareholder may receive under such an election is as nearly as possible equal to (but not greater than) the cash amount the shareholder would have received. Prudential does not issue fractions of shares and Prudential's directors may make such provision as they think appropriate to deal with any fractional entitlements. Prudential's directors may exclude shareholders from the right to receive shares instead of cash dividends if Prudential's directors believe that extending the election to such shareholders would violate the laws of any territory or for any other reason the directors consider in their absolute discretion appropriate.

        If a shareholder does not claim a dividend within one year of becoming due for payment, Prudential's directors may invest it or otherwise use it for Prudential's benefit until such shareholder claims it. These amounts are not held on trust. If a shareholder does not claim a dividend within 12 years of becoming due for payment, such shareholder forfeits it.

Shareholder Meetings

        English company law provides for shareholders to exercise their power to decide on corporate matters at general meetings. Prudential's articles of association require annual general meetings, at intervals of not longer than 15 months. At the annual general meetings, shareholders receive and consider the statutory accounts and the reports by the auditors and the directors, elect and re-elect directors, approve the appointment, and fix or determine the manner of fixing, the remuneration of Prudential's auditors and transact any other business which ought to be transacted under the articles of association. Extraordinary general meetings to consider specific matters may be held at the discretion of Prudential's directors and must be convened following the written request of shareholders representing at least one-tenth of all the issued shares. The quorum required for a general meeting is ten shareholders present in person or by proxy.

Voting Rights

        Voting at any meeting of shareholders is by show of hands unless a poll (meaning a vote by the number of shares held rather than by a show of hands) is demanded as described below. On a show of hands every shareholder who is present in person or by proxy has one vote. Proxies are not allowed to vote on a show of hands. On a poll every shareholder who is present in person or by duly authorised corporate representative has one vote for every share held. Only the holders of fully paid shares are allowed to attend and be counted in the quorum at meetings or to vote. If more than one joint shareholder votes, only the vote of the shareholder whose name appears first in the register is counted. A shareholder whose shareholding is registered in the name of a nominee may not attend and vote at a general meeting and may only vote through his or her nominee.

        Resolutions of Prudential's shareholders generally require the approval of a majority of the shareholders to be passed. Such resolutions, referred to as ordinary resolutions, require:

  •
  on a show of hands, a majority in number of the shareholders present and voting in person or (in the case of a corporate shareholder) by an authorized corporate representative to vote in favor, or

  •
  on a poll, more than 50% of the votes to be in favor.

        Some resolutions, referred to as special resolutions, however, such as a resolution to amend the memorandum and articles of association, require a 75% majority. Such special resolutions require:

  •
  on a show of hands, at least 75% of the shareholders present and voting in person or (in the case of a corporate shareholder) by an authorized corporate representative to vote in favor, or

  •
  on a poll, at least 75% of the votes to be in favor.

        The chairman of the general meeting has a tie-breaking vote both on a show of hands and on a poll. Any shareholder who is entitled to attend and vote at a general meeting may appoint one or more proxies to attend and vote at the meeting on his or her behalf.

        The following persons may demand a poll:

  •
  the chairman of the meeting,

  •
  at least five shareholders present in person or by proxy having the right to vote at the meeting,

  •
  any shareholder or shareholders present in person or by proxy and representing at least 10% of the total voting rights of all the shareholders having the right to vote at the meeting, or

  •
  any shareholder or shareholders present in person or by proxy and holding shares conferring a right to vote at the meeting on which an aggregate sum has been paid up equal to at least 10% of the total sum paid up on all the shares conferring that right.

Transfer of Shares

        Transfers of shares may be made by an instrument of transfer. An instrument of transfer must be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. The transferor remains the holder of the relevant shares until the name of the transferee is entered in the share register. Transfers of shares may also be made by a computer-based system (currently the CREST system) and transferred without a written instrument in accordance with English company law. The directors may in certain circumstances refuse to register transfers of shares, but only if such refusal does not prevent dealings in the shares from taking place on an open and proper basis. If the directors refuse to register a transfer they must send the transferee notice of the refusal within two months.

Changes in Share Capital

        Increases in share capital may only take place after approval by shareholders by ordinary resolution. The class and other rights attaching to such new shares may be determined by resolution of the shareholders. Prudential's directors may issue and allot such new shares if authorized to do so by the shareholders. In addition to any increase, the following changes in share capital may only take place after approval by an ordinary resolution of the shareholders:

  •
  share consolidations and share splits,

  •
  subdivisions of shares, and

  •
  cancellations of shares that have not been taken or agreed to be taken by any person.

        Reductions in Prudential's share capital, capital redemption reserve and share premium account and purchases of Prudential's own shares must be approved by a special resolution of the shareholders and must be confirmed by an order of the court.

Variation of Rights

        If the share capital is divided into different classes of shares, the rights of any class of shares may be changed or taken away only if such measure is approved by a special resolution passed at a separate meeting of the holders of that class. Two persons holding or representing by proxy at least one-third in nominal amount of the issued shares of the class must be present at such a meeting in person or by proxy to constitute a quorum. The issued share capital of Prudential is not currently divided into different classes of shares.

Lien

        Prudential may not have a lien on fully paid shares.

Shareholders Resident Abroad

        Accidental omission to send notices to shareholders shall not invalidate the proceedings of the ensuing meeting. Unless otherwise required by law or Prudential's articles of association, certain notices may also be given by advertisement published once in at least one leading UK daily newspaper. There are no limitations on non-resident or foreign shareholders' rights to own Prudential securities or exercise voting rights where such rights are given under English company law.

Winding-up

        Prudential is subject to the general insolvency law applicable to UK companies, which is described in Item 4, "Information on the Company—Supervision and Regulation of Prudential—UK Supervision and Regulation—Insurance Regulation—Winding-up Rules".

Board of Directors

        Prudential's board of directors manages Prudential's business. However, Prudential's shareholders must approve certain matters, such as changes to the share capital and the election of directors. Directors are appointed subject to Prudential's articles of association. Prudential's board of directors may fill vacancies and appoint additional directors who hold office until the next annual general meeting. The articles of association require that each director must have beneficial ownership of a given number of ordinary shares. The number of shares is determined by ordinary resolution at a general meeting and is currently 2,500. The minimum number of directors is eight and the maximum number is sixteen. Prudential may vary these limits by ordinary resolution. There are currently twelve members of Prudential's board of directors.

        At every annual general meeting, directors who have been in office for three years and have not sought re-election during that time are required to retire by rotation and are eligible for re-election. Shareholders may remove any director before the end of his or her term of office by special resolution and may appoint another person in his or her place by ordinary resolution. The shareholders may determine the aggregate amount of the directors' remuneration by ordinary resolution. In practice, the remuneration of the executive directors under their service agreements is paid to them as employees and therefore the stated aggregate relates only to non-executive directors.

        In addition, the executive directors enter into service agreements with Prudential governing their employment relationship. The normal termination notice period under such service agreements for executive directors is twelve months. For newly appointed executive directors, there may be an initial contractual period of up to two years before the twelve-month notice period applies. Non-executive directors do not have service agreements and are not eligible for the annual bonus, membership in Prudential's Restricted Share Plan or pensions.

        The directors may exercise all the powers of Prudential to borrow money and to mortgage or charge its undertaking, provided that the outstanding aggregate amount does not, when added to any amount borrowed by subsidiaries of Prudential at any time (exclusive of intra-group borrowings and borrowings by subsidiaries of Prudential that are UK-authorized banks), without the previous sanction of shareholders in a general meeting, exceed a sum equal to the aggregate of the issued capital and reserves of Prudential and of one-tenth of each of the insurance funds (including contingency funds) of each of Prudential's subsidiaries as shown in the last published balance sheets of Prudential and of each of its subsidiaries.

        There is no age restriction applicable to directors in Prudential's articles of association. English company law, however, requires that if Prudential appoints or retains a director over the age of 70, special notice stating the director's age must be given in a resolution appointing or re-appointing the director. "Special notice" requires that notice of the intention to move the resolution is given to the company at least 28 days before the meeting at which the resolution is moved.

Disclosure of Interests

        Section 198 of the Companies Act 1985 provides that a person (including a company and other legal entities) that acquires an interest of 3% or more in any class of shares constituting an English public company's relevant share capital (e.g., Prudential-issued share capital carrying the right to vote in all circumstances at a general meeting of Prudential) is required to notify Prudential of its interest within two business days following the day on which it acquires that interest. After the 3% level is exceeded, similar notifications must be made in respect of increases or decreases of 1% or more.

        For the purposes of the notification obligation, the interest of a person in shares means any kind of interest in shares including interests in any shares:

  •
  in which a spouse, or child or stepchild under the age of 18, is interested,

  •
  in which a corporate body is interested and either (1) that corporate body or its directors are accustomed to act in accordance with that person's directions or instructions or (2) that person is entitled to exercise or control the exercise of one-third or more of the voting power at general meetings of that corporate body, or

  •
  in which another party is interested and the person and that other party are parties to an agreement within the meaning of section 204 of the Companies Act 1985 (a "concert party agreement"). A concert party agreement is one that provides for one or more persons to acquire interests in shares of a particular public company. The interests of one party in shares are attributed to the other(s) if the agreement imposes obligations or restrictions on any one of the parties as to the use, retention or disposal of such interests acquired under such agreement, and any interest in the company's shares is in fact acquired by any of the parties under the agreement.

        Some interests (e.g., those held by certain investment fund managers) may be disregarded for the purposes of calculating the 3% threshold, but the obligations of disclosure will still apply where those interests exceed 10% or more of any class of the company's relevant share capital and to increases or decreases of 1% or more thereafter.

        Section 212 of the Companies Act 1985 provides that a public company may send a written notice to a person whom the company knows or has reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued, interested in shares constituting the company's "relevant share capital". The notice may require that person to state whether he has an interest in the shares, and in case that person holds or has held an interest in those shares, to give additional information relating to that interest and any other interest in the shares of which that person is aware.

        Where a company serves notice under the provisions described above on a person who is or was interested in shares of the company and that person fails to give the company any information required by the notice within the time specified in the notice, the company may apply to an English court for an order directing that the shares in question be subject to restrictions prohibiting, among other things, any transfer of those shares, the taking up of rights in respect of those shares and, other than in liquidation, payments in respect of those shares.

        In addition, under Prudential's articles of association, a shareholder may lose the right to vote his shares if he or any other person appearing to be interested in those shares fails to comply within a prescribed period of time with such a request to give the required information with respect to past or present ownership or interests in those shares, or makes a statement in response to such a request which is in the opinion of the directors false or misleading in any material manner. In the case of holders of 0.25% or more of the issued share capital of Prudential (or any class of the share capital), in addition to disenfranchisement, the sanctions that may be applied by Prudential under its articles of association include withholding the right to receive payment of dividends and other monies payable on the relevant shares, and restrictions on transfers of these relevant shares. In the case of holders of less than 0.25% of the issued share capital of Prudential, the sanction is disenfranchisement alone.

        A person who fails to fulfill the obligations imposed by Sections 198 and 212 of the Companies Act 1985 described above is subject to criminal penalties.

Permitted Operations

        Under clause 4 of Prudential's memorandum of association, Prudential's principal object is to carry on the business of an investment company and, for that purpose to acquire and hold (for itself or as trustee or nominee) securities in any part of the world. Further objects include providing financial, administrative and investment services for the companies in which Prudential is interested. In addition, the memorandum of association provides that each of the paragraphs setting out its objects is not limited by reference to or inference from the terms of any other paragraph but may be construed in its widest sense.

Directors' Interests

        A director may not vote, and is not to be counted in the quorum present at a meeting of the board of directors, in respect of any contract or arrangement in which he has an interest that is (together with any interest of any person connected with him), to his knowledge, a material interest, other than an interest in shares or debentures of Prudential. This prohibition does not apply to:

  •
  any contract by a director to underwrite shares or debentures of Prudential,

  •
  any proposal concerning any other company in which a director is interested directly or indirectly, provided that neither he nor anyone connected with him is beneficially interested in 1 per cent or more of any class of the equity share capital of such company (or of any third company through which his interest is derived) or of the voting rights available to shareholders in the relevant company,

  •
  any arrangement for the benefit of the employees of Prudential or any of its subsidiaries that only gives the director benefits also given to employees to which the arrangements relates, or

  •
  any insurance contract that Prudential proposes to maintain or purchase for the benefit of the directors or for the benefit of persons including any of the directors.

        These prohibitions may at any time be suspended or relaxed (generally or in respect of any particular contract, arrangement or transaction) by shareholders in a general meeting.

Change of Control

        There is no specific provision of Prudential's articles of association that would have an effect of delaying, deferring or preventing a change in control of Prudential and that would operate only with respect to a merger, acquisition or corporate restructuring involving Prudential, or any of its subsidiaries.

Material Contracts

        Prudential operates its primary long-term incentive plan, the Restricted Share Plan, to provide rewards to executive directors and most other executive officers contingent upon the achievement of pre-determined returns to shareholders. See Item 6, "Directors, Senior Management and Employees—Compensation—Senior Executives' Long-term Incentive Plans".

Exchange Controls

        There are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to non-UK residents or to US holders of Prudential's securities except as otherwise set forth below under "—Taxation" in this section.

Taxation

        This section discusses the material US federal income tax and UK tax consequences of the ownership of Prudential ordinary shares and ADSs. This discussion applies to you only if you are a resident of the United States and qualify for benefits under the current income tax convention between the United States and the United Kingdom (the "Current Treaty").

        This section does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor. This discussion assumes that you are familiar with the tax rules applicable to investments in securities generally, and with any special rules to which you may be subject. In particular, the discussion deals only with investors that will hold Prudential ordinary shares or ADSs as capital assets, and does not address the tax treatment of investors that are subject to special rules, such as banks, insurance companies, dealers in securities or currencies, persons that elect mark-to-market treatment, persons who own, directly or indirectly, 10% or more of Prudential's voting shares, persons that hold Prudential ordinary shares or ADSs as a position in a straddle, conversion transaction, synthetic security, or other integrated financial transaction, and persons whose functional currency is not the US dollar.

        The discussion is based on laws, treaties, judicial decisions, and regulatory interpretations in effect on the date hereof, all of which are subject to change. On July 24, 2001, representatives of the United Kingdom and United States signed a new income tax convention (the "New Treaty"). As of the date hereof, the New Treaty has not yet been ratified by the United States Senate or the government of the United Kingdom, and there can be no assurance that it will enter into force. Thus, the New Treaty does not currently have the force and effect of law. As discussed below, if the New Treaty is ratified and enters into force, you will no longer be entitled to claim a special foreign tax credit in respect of dividends that is available under the terms of the Current Treaty, except for a limited period of time during which you may elect to apply the entirety of the Current Treaty in preference to the New Treaty.

        You generally will be entitled to benefits under the Current Treaty if you are

  •
  the beneficial owner of the Prudential ordinary shares or ADSs and of any dividends that you receive,

  •
  an individual resident of the United States, a US corporation, or a US partnership, estate, or trust (but only to the extent the income of the partnership, estate, or trust is subject to US taxation), and

  •
  not also a resident of the United Kingdom for UK tax purposes.

        If you hold Prudential ordinary shares or ADSs in connection with the conduct of business or the performance of personal services in the United Kingdom, then you will not be entitled to benefits under the Current Treaty. Special rules, including a limitation of benefits provision, apply in limited circumstances to Prudential ordinary shares or ADSs owned by an investment or holding company. This section does not discuss the treatment of such holders.

        You should consult your own advisers regarding the tax consequences of the acquisition, ownership, and disposition of Prudential ordinary shares or ADSs in the light of your particular circumstances, including the effect of any state, local, or other national laws.

        Beneficial owners of ADSs will be treated as owners of the underlying shares for US federal income tax purposes and for purposes of the Current Treaty. Deposits and withdrawals of shares in exchange for ADSs will not result in the realization of gain or loss for US federal income tax purposes.

UK Taxation of Dividends

        Under current UK tax law, no tax is required to be withheld in the United Kingdom at source from cash dividends paid to US resident holders.

        Under the terms of the Current Treaty, on payment of a dividend by Prudential a US resident holder is, in principle, entitled to receive a payment equal to the amount of the tax credit which is usually available to a UK resident individual, subject to withholding tax. That tax credit is equal to one-ninth of the amount of the dividend, that is, 10% of the aggregate of the dividend and the tax credit. However, in practice US resident holders will not receive any payment from the UK Inland Revenue in respect of the tax credit because the Treaty provides for a UK withholding tax which, although greater than the amount of the UK tax credit, is treated as fully satisfied by an amount equal to that tax credit.

UK Taxation of Capital Gains

        Subject to the comments in the following paragraph, a holder of Prudential ordinary shares or ADSs who, for UK tax purposes, is not resident in the United Kingdom (and in the case of an individual also not ordinarily resident in the United Kingdom) will not be liable for UK taxation on capital gains realized on the disposal of his or her Prudential ordinary shares or ADSs unless at the time of the disposal:

  •
  he or she carries on a trade, profession or vocation in the United Kingdom through a branch or agency, and

  •
  the Prudential ordinary shares or ADSs are or have been used, held, or acquired for the purpose of such trade, profession, vocation, branch or agency.

        A holder of Prudential ordinary shares or ADSs who (1) is an individual who has ceased to be resident or ordinarily resident for UK tax purposes in the United Kingdom on or after March 17, 1998, (2) continues not to be resident or ordinarily resident in the United Kingdom for a period of less than five tax years and (3) disposes of his or her Prudential ordinary shares or ADSs during that period may also be liable, upon returning to the United Kingdom, for UK tax on capital gains, subject to any available exemption or relief, even though he or she was not resident or ordinarily resident in the United Kingdom at the time of the disposal.

UK Inheritance Tax

        Prudential ordinary shares are assets situated in the United Kingdom for the purposes of UK inheritance tax (the equivalent of US estate and gift tax). Prudential ADSs are likely to be treated in the same manner. Subject to the discussion of the UK-US estate tax treaty in the next paragraph, UK inheritance tax may apply if an individual who holds Prudential ordinary shares or ADSs gifts them or dies even if he or she is neither domiciled in the United Kingdom nor deemed to be domiciled there under UK law. For inheritance tax purposes, a transfer of Prudential ordinary shares or ADSs at less than full market value may be treated as a gift for these purposes. Special inheritance tax rules apply (1) to gifts if the donor retains some benefit, (2) to close companies and (3) to trustees of settlements.

        However, as a result of the UK-US estate tax treaty, Prudential ordinary shares or ADSs held by an individual who is domiciled in the United States for the purposes of the UK-US estate tax treaty and who is not a UK national will not be subject to UK inheritance tax on that individual's death or on a gift of the Prudential ordinary shares or ADSs unless the ordinary shares or ADSs:

  •
  are part of the business property of a permanent establishment in the United Kingdom, or

  •
  pertain to a fixed base in the United Kingdom used for the performance of independent personal services.

        The UK-US estate tax treaty provides a credit mechanism if the Prudential ordinary shares or ADSs are subject to both UK inheritance tax and to US estate and gift tax.

UK Stamp Duty and Stamp Duty Reserve Tax

        UK stamp duty is payable on the transfer of Prudential ordinary shares to, and UK stamp duty reserve tax is payable upon the transfer or issue of Prudential ordinary shares to, the depositary of Prudential ordinary shares, or a nominee of the depositary, in exchange for Prudential ADRs representing ADSs. For this purpose, the current rate of stamp duty and stamp duty reserve tax is 1.5% (rounded up, in the case of stamp duty, to the nearest £5). The rate is applied, in each case, to the amount or value of the consideration given for the Prudential ordinary shares or, in some circumstances, to the value of the Prudential ordinary shares at the time of transfer or issue. To the extent that such stamp duty is paid on any such transfer of Prudential ordinary shares, no stamp duty reserve tax should be payable on that transfer.

        Provided that the instrument of transfer is not executed in the United Kingdom and remains at all subsequent times outside the United Kingdom, no UK stamp duty will be required to be paid on any transfer of Prudential ADRs representing ADSs. An agreement to transfer Prudential ADRs will not give rise to a liability to stamp duty reserve tax.

        The transfer for value of Prudential ordinary shares, as opposed to Prudential ADRs, will generally give rise to a charge to UK stamp duty or stamp duty reserve tax at the rate of 0.5% (rounded up, in the case of stamp duty, to the nearest £5). The rate is applied to the price payable for the relevant Prudential ordinary shares. A transfer of ordinary shares from a nominee to its beneficial owner, including the transfer of underlying Prudential ordinary shares from the depositary to an ADS holder, is subject to stamp duty at the fixed rate of £5 per transfer.

        Stamp duty reserve tax is generally the liability of the purchaser and UK stamp duty is usually paid by the purchaser.

US Federal Income Tax Treatment of Distributions on Prudential Ordinary Shares or ADSs

        If Prudential pays dividends, you must include those dividends in your income when you receive them. The dividends will be treated as foreign source income. You should determine the amount of your dividend income by converting pounds sterling into US dollars at the exchange rate in effect on the date of your (or the depositary's, in the case of ADSs) receipt of the dividend.

Special Rules Applicable to UK Dividends under the Current Treaty

        The UK tax system provides a tax credit to UK resident individuals receiving dividends from UK companies. The Current Treaty contains provisions that are designed to extend similar benefits to US investors, and the Internal Revenue Service has introduced procedures for claiming these benefits, which are described below.

        In order to claim tax credit benefits under the Current Treaty, you must file an election on IRS Form 8833 to include in your income, as an additional dividend, an amount equal to the tax credit that is available to UK resident investors (currently one-ninth of the amount of the dividend that you receive in cash).

        If you make this election, you will be treated for US tax purposes as if a UK tax equal to the amount of the credit had been withheld from the dividend. You will not be entitled to receive an additional cash payment from us or from the UK Inland Revenue. For example, if Prudential pays you a dividend of 90, you may elect to include 100 in your income. If you make this election, you will be treated as having income of 100 that is subject to a UK withholding tax of 10. Subject to generally applicable limitations, this tax may be claimed as a credit against your US tax liability. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which your expected economic profit is insubstantial.

        If the New Treaty enters into force, you will no longer be entitled to the benefits discussed above, and will therefore not be able to claim a foreign tax credit in respect of any dividends that Prudential pays. For this purpose, the New Treaty will generally be effective for amounts credited on or after the first day of the second month next following the date on which instruments of ratification are exchanged by the United Kingdom and United States governments, except that you may continue to receive the special foreign tax credit benefits described above for a 12 month period from such date if you elect to apply the Current Treaty in its entirety for such period.

Capital Gains

        If you sell your Prudential ordinary shares or ADSs, you will recognize capital gain or loss. Gain on the sale of Prudential ordinary shares or ADSs held for more than one year will be treated as long-term capital gain. The net amount of long-term capital gain realized by a non-corporate holder generally is subject to taxation at a maximum rate of 20%. Your ability to offset capital losses against ordinary income is subject to limitations.

US Information Reporting and Backup Withholding

        Under the US tax code, a US resident holder of Prudential ordinary shares or ADSs, may be subject, under certain circumstances, to information reporting and possibly backup withholding with respect to dividends and proceeds from the sale or other disposition of Prudential ordinary shares or ADSs, unless the US resident holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under the backup withholding rules is not additional tax and may be refunded or credited against the US resident holder's federal income tax liability, so long as the required information is furnished to the IRS.

Documents on Display

        Prudential is subject to the informational requirements of the Securities Exchange Act of 1934 and files information with the Commission. You may read and copy this information at the following location:

Public Reference Room
450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

        Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Prudential ADSs are listed on the New York Stock Exchange, and consequently, the periodic reports and other information filed by Prudential with the Commission can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. The primary market for Prudential ordinary shares is the London Stock Exchange. As a foreign private issuer, Prudential is not required to make filings with the Commission by electronic means, although it may do so. Any filings we make electronically will be available to the public over the internet at the Commission's web site at http://www.sec.gov.

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

RISK MANAGEMENT OF PRUDENTIAL

Overview

        The management of exposure to risk is fundamental to Prudential's operations. Prudential's system of internal control is an essential and integral part of the risk management process. The system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can provide only reasonable and not absolute assurance against material misstatement or loss.

        Prudential has established an ongoing process for identifying, managing and reporting risks. During the year each business unit prepares an assessment of its risk exposures and internal control framework. A summary of the findings is considered by the Prudential board's audit committee and the findings and conclusions are reported to the board.

Major Risks

        Specific business environmental and operational risks are discussed under Item 3, "Key Information—Risk Factors", and Item 5 "Operating and Financial Review and Prospects—Factors Affecting Results of Operations". Risks discussed under Item 4, "Information on the Company—Business of Prudential" include "Business of Prudential—UK Business—Compliance" and "Business of Prudential—UK Business—Legal Proceedings".

Financial Risks

Foreign Exchange Risk

        Prudential faces foreign exchange risk, primarily because its reporting currency is pounds sterling, whereas approximately 48% of Prudential's operating profits for the year ended December 31, 2001 came from Prudential's US operations. The exposure relating to the translation of reported earnings is not separately managed although its impact is reduced by interest payments on foreign currency borrowings and by the adoption of average exchange rates for the translation of foreign currency revenues.

Liquidity Risk

        Liquidity risk is the risk that Prudential may be unable to meet payment of obligations in a timely manner at a reasonable cost or the risk of unexpected increases in the cost of funding the portfolio at appropriate maturities or rates. Liquidity management in each business seeks to ensure that, even under adverse conditions, Prudential has access to the funds necessary to cover surrenders, withdrawals and maturing liabilities.

        In practice, most of Prudential's invested assets are marketable securities. This, combined with the fact that a large proportion of the liabilities contain discretionary surrender values or surrender charges, reduces the liquidity risk.

Credit Risk

        Credit risk is the risk that a counterparty or an issuer of securities, which Prudential holds in its asset portfolio, defaults or another party fails to perform according to the terms of the contract. Some of Prudential's businesses, in particular Jackson National Life, Egg, Prudential Assurance's long-term fund and Prudential's UK pension annuity business, hold large amounts of interest rate sensitive investments that contain credit risk on which a certain level of defaults is expected. These expected losses are considered when Prudential determines the crediting rates, deposit rates and premium rates for the products that will be supported by these assets. Certain over-the-counter derivatives contain a credit risk element that is controlled through evaluation of collateral agreements and master netting agreements on interest rate and currency swaps. Prudential is exposed to credit-related losses in the event of non-performance by counterparties. However, the group does not anticipate non-performance.

        Prudential provides further analysis of the credit risks in the portfolios backing its insurance business under Item 4, "Information on the Company—Business of Prudential—Investments".

Operational, Compliance and Fiscal Risk

        Operational risk can result from a variety of factors, including failure to obtain proper internal authorizations or maintain internal controls, failure to document transactions properly, failure of operational and information security procedures or other procedural failures, computer system or software failures, other equipment failures, fraud, inadequate training or errors by employees. Compliance with internal rules and procedures designed to manage these risks is monitored by Prudential's local management boards.

        Adherence to local regulatory requirements is monitored by internal compliance managers who report to the local management boards. The head of Prudential's group compliance function reports directly to the group legal director who submits regular reports to the board of directors.

        Compliance risk includes the possibility that transactions may not be enforceable under applicable law or regulation as well as the cost of rectification and fines, and also the possibility that changes in law or regulation could adversely affect Prudential's position. Prudential seeks to minimize compliance risk by seeking to ensure that transactions are properly authorized and by submitting new or unusual transactions to legal advisers for review.

        Prudential is exposed to certain fiscal risks arising from changes in tax laws and enforcement policies and in reviews by taxing authorities of tax positions Prudential has taken in recent years. Prudential manages this risk and risks associated with changes in other legislation and regulation through ongoing review by relevant departments of proposed changes to legislation and by membership of relevant trade and professional committees involved in commenting on draft proposals in these areas.

Market Risk

        Market risk is the risk that future changes in market prices may make a financial instrument less valuable. The primary market risks Prudential faces are equity risk and interest rate risk because most of its assets are investments that are either equity type investments and subject to equity price risk, or bonds, mortgages or cash deposits, the values of which are subject to interest rate risk. The amount of risk borne by Prudential's shareholders depends on the extent to which its customers share the investment risk through the structure of Prudential's products.

        The split of Prudential's investments between equity investments and interest-sensitive instruments depends principally on the type of liabilities supported by those investments and the amount of capital Prudential has available. The majority of the liabilities have no guaranteed investment returns and have discretionary surrender values (for example variable annuities in the United States or with-profits contracts in the United Kingdom). This mix of liabilities allows Prudential to invest a substantial portion of its investment funds in equity and real estate investments that Prudential believes produce greater returns over the long term. On the other hand Prudential has some liabilities that contain guaranteed returns and allow instant access (for example, interest-sensitive fixed annuities, immediate annuities and fixed rate customer bank deposits), which generally will be supported by fixed income investments.

        To reduce investment, interest rate and foreign exchange exposures, and to facilitate efficient investment management, Prudential uses derivative instruments. Prudential's policy is that amounts at risk through derivative contracts are covered by cash or corresponding assets.

Asset/Liability Management

        Prudential manages its assets and liabilities locally, in accordance with local regulatory constraints and reflecting the differing types of liabilities Prudential has in each business. As a result of the diversity of products Prudential offers and the different regulatory environments in which it operates, Prudential employs different methods of asset/liability management. Most of Prudential's methods fall into two major categories: cash flow analysis for interest-sensitive business and stochastic modelling/scenario testing for equity price risk sensitive business.

        Stochastic modelling is a form of modelling in which probability distributions are assessed for certain claim, economic and investment-related parameters with specified inter-relationships and correlations among the various parameters. A large number of possible future outcomes are projected by the model and Prudential draws conclusions from the range of outcomes projected. The model may incorporate dynamic decision rules relating to investment policy and bonus additions on with-profits policies.

        For businesses that are most sensitive to interest rate changes, such as immediate annuity business, Prudential uses cash flow analysis to create a portfolio of fixed income securities whose value changes in line with the value of liabilities when interest rates change. This type of analysis helps protect profits from changing interest rates. In the United Kingdom, the cash flow analysis is used in Prudential's annuity and banking business while, in the United States, it is used for its interest-sensitive and equity-indexed fixed annuities and stable value products. Perfect matching is not possible for interest-sensitive and equity-indexed fixed annuities because of the nature of the liabilities (which include guaranteed surrender values) and options for pre-payment contained in the assets. The US supervisory authorities require Jackson National Life to calculate projections to test Jackson National Life's ability to run-off its liabilities with assets equal to statutory reserves in a number of specified future economic scenarios. If Jackson National Life is unable to satisfy all of these tests, which are carried out quarterly, then it may be required to establish additional statutory reserves.

        For businesses that are most sensitive to equity price changes, Prudential uses stochastic modelling and scenario testing to look at the expected future returns on its investments under different scenarios that best reflect the large diversity in returns that equities can produce. This allows Prudential to devise an investment and with-profits policyholder bonus strategy that, on the model assumptions, allows it to optimize returns to its policyholders and shareholders over time while maintaining appropriate financial strength. Prudential uses this method extensively in connection with its UK with-profits business.

        When presenting regulatory returns to the UK supervisory authorities, the calculation of the statutory liabilities for solvency purposes is required to incorporate a "resilience" reserve that is sufficient to ensure that assets equal to the statutory reserves (including the resilience reserve) remain equal to statutory reserves in the event of certain prescribed changes in equity and real estate prices combined with prescribed rises and falls in interest yields.

        All of Prudential's investments are held either for risk management or investment purposes. This is because almost all of the investments support policyholder or customer liabilities of one form or another. Any assets that Prudential holds centrally that are not supporting customer liabilities are predominantly invested in short-term fixed income and fixed maturity securities.

Use of Derivatives

        In the United Kingdom and Asia, Prudential uses derivatives to reduce equity risk, interest rate and currency exposures, and to facilitate efficient investment management. In the United States, Prudential uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management and to match liabilities under equity-indexed policies.

        The most widely used derivatives are exchange traded equity and bond futures in the United Kingdom, and exchange traded and over-the-counter interest rate swaps, options to enter into interest rate swaps (referred to as "swaptions"), equity options and credit derivatives in the United States. Prudential uses futures and credit derivatives to undertake asset allocation transactions and uses interest rate swaps and interest rate swaptions to manage interest rate risk. Over-the-counter equity options are used to match liabilities under equity-indexed policies.

        It is Prudential's policy that amounts at risk through derivative transactions are covered by cash or corresponding assets. Derivative financial instruments are used to facilitate efficient portfolio management and for investment purposes are carried at fair value with changes in fair value included in long-term investment returns.

World-Wide Operations

UK Business

        For risk management purposes, the UK asset portfolio is divided into assets that support life and pensions business, annuity business, property and casualty insurance business and banking business. These assets are shown in the tables that appear under Item 4, "Information on the Company—Business of Prudential—Investments—Prudential's Total Investments" and Item 4, "Information on the Company—Business of Prudential—Investments—Investments Relating to UK Insurance Business".

Life and Pensions Business

        Prudential's UK life and pensions business comprises both savings and protection business. The investments supporting the protection business are small in value and tend to be fixed maturities reflecting the guaranteed nature of the liabilities.

        Prudential's UK insurance investments at December 31, 2001 were £100 billion, of which £87 billion was for non-linked life and pensions business. Of the £87 billion, £61 billion was for the with-profits business, £14 billion was for the segregated SAIF with-profits fund and £12 billion for annuities and other business. The absence of guaranteed surrender values and the flexibility given by the operation of the bonus system means that the majority of the investments backing the with-profits business are in equities and real estate with the balance in debt and other fixed income security deposits and loans.

Pensions Annuity Business

        Prudential's UK pensions annuity business employs fixed income investments (including UK retail price index-linked assets) because the liabilities consist of guaranteed payments for as long as each annuitant is alive. Retail price index-linked assets are used to back pensions annuities where the payments are linked to the retail price index.

        At December 31, 2001, £11 billion of UK investments was for pension annuity business. These investments are in fixed income securities (including retail price index-linked bonds to match retail price index-linked annuities), loans and deposits and are duration matched with the estimated duration of the liabilities they support.

Property and Casualty Insurance

        At December 31, 2001 UK investments supporting the property and casualty insurance business were £518 million, of which £261 million was invested in equity securities, and £133 million was invested in fixed income securities and cash. Although the liabilities tend to be of shorter term in nature than the life and pensions business liabilities, stochastic modeling shows that given the amount of capital supporting the business, Prudential's investment policy remains prudent.

Banking Business

        The assets of Prudential's UK banking business consist of retail mortgages, credit card receivables and personal loans, while the liabilities comprise mostly customer deposits. To the extent that customer deposits exceed loans, mortgages and credit card receivables, the banking business purchases money market assets.

        At December 31, 2001, Egg's business had £8,037 million of banking assets and £7,465 million of banking liabilities. The £8,037 million of assets consisted of £3,061 million in fixed maturity investments and £4,976 million of loans and other assets. Of the £4,976 million, £4,779 million was in respect of loans, of which £3,970 million were floating rate and £809 million were fixed rate. Of the liabilities, £5,945 million comprised floating rate retail deposits.

US Business

        Jackson National Life's main exposure to market risk is through its exposure to interest rate risk because approximately 79% of its general account investments support interest-sensitive and equity-indexed fixed annuities business and 21% support stable value business. Both of these types of business contain considerable guarantee features and, consequently, require that the assets that support them are primarily fixed income or fixed maturity.

        Prudential is exposed primarily to the following risks in the United States arising from fluctuations in interest rates:

  •
  the risk of loss related to meeting guaranteed rates of accumulation following a sharp and sustained fall in interest rates;

  •
  the risk of loss related to policyholder withdrawals following a sharp and sustained increase in interest rates; and

  •
  the risk of mismatch between the expected duration of certain annuity liabilities and pre-payment risk and extension risk inherent in mortgage-backed securities.

        For risk management purposes, the US general account portfolio is divided substantially into assets that support the interest-sensitive fixed annuity business, the stable value business and the equity-indexed business. Prudential hedges the equity return risk on equity-indexed products by purchasing futures and options on the relevant index.

Asian Business

        In Asia, Prudential sells with-profits and unit-linked policies and, although the with-profits business generally has a lower terminal bonus element than in the United Kingdom, the investment portfolios still contain a significant proportion of equities and, to a lesser extent, real estate. Non-participating business is largely backed by fixed income securities or deposits. Prudential does not consider the market risks inherent in its Asian business to be material because the investments of the Asian operation are less than 4% of the group total.

European Business

        The investments of Prudential's European business totaled less than 0.5% of the group total at December 31, 2001. The majority of these assets were backing unit-linked liabilities. Prudential does not, therefore, consider the market risks in this business to be material.

Currency of Investments

        Prudential's investments are generally held in the same currency as its liabilities and, accordingly, pound sterling liabilities will generally be supported by pound sterling assets and US dollar liabilities will generally be supported by US dollar assets. However, where Prudential believes it is appropriate, it holds some non-domestic equities in the equity portfolios in the belief that this diversifies the overall portfolio risk. As at December 31, 2001, £11 billion of Prudential's total equity securities, excluding those that support unit-linked business, were invested in non-sterling denominated equity investments.

Central Companies Exposures

        Prudential is subject to interest rate risk and foreign exchange risk at a central company level because it has fixed maturity debt outstanding that is sterling, dollar and euro denominated. At December 31, 2001, there was £1,507 million of pound sterling central company debt, £172 million, or $250 million, of US dollar central company debt and £301 million, or €500 million of euro central company debt outstanding.

Sensitivity Analysis

        During 2001 total equity securities decreased by £10,284 million while total debt and other fixed income securities increased by £10,587 million. This shift from equities to debt securities reflects Prudential's response to an anticipated decrease in prospective equity returns and was aimed at reducing Prudential's equity risk arising from increased market volatility.

Non-trading Activities

Foreign Exchange Rate Risk

        Prudential's primary foreign exchange risk relates to the translation of Jackson National Life's profits into pounds sterling. The potential exposure to a 10% adverse fluctuation in the average US dollar/sterling exchange rates for the year ended December 31, 2001 and 2000 would have been a reduction in operating profit of £30 million and £47 million, respectively. Prudential believes this to be a reasonably possible near-term market change.

Interest Rate Risk—Investments

        The following table quantifies the estimated reduction in fair value of investments at December 31, 2001 and 2000, resulting from a 100 basis point increase in interest rates at each date. Prudential believes this to be a reasonably possible near-term market change for both UK and US interest rates. Amounts in this table do not include investments backing unit-linked business.

	December 31, 2001		December 31, 2000
	Fair Value	Estimated Reduction in Fair Value	Fair Value	Estimated Reduction in Fair Value
	(In £ Millions)
United Kingdom—long-term insurance
With-profits fund (including PAL)
Debt and other fixed income securities	27,850	2,208	22,941	1,834
Loans and other	2,405	32	1,947	26

Sub-total	30,255	2,240	24,888	1,860

SAIF with-profits fund
Debt and other fixed income securities	5,534	405	4,678	329
Loans and other	320	1	570	9

Sub-total	5,854	406	5,248	338

United Kingdom—other insurance
Debt and other fixed income securities	529	46	652	56
Loans and other	543	—	254	—

Sub-total	1,072	46	906	56

United Kingdom—banking
Debt and other fixed income securities	3,061	4	3,698	27
Loans and other	4,779	—	3,974	—

Sub-total	7,840	4	7,672	27

United States—insurance
Debt and other fixed income securities	21,843	1,038	18,242	646
Loans and other	4,614	87	5,107	118

Sub-total	26,457	1,125	23,349	764

United States—banking
Debt and other fixed income securities	192	5	35	1
Loans and other	696	12	665	11

Sub-total	888	17	700	12

Total	72,366	3,838	62,763	3,057

        A 100 basis point increase in interest rates would have reduced the fair value of the total investments by £3,838 million and £3,057 million at December 31, 2001 and 2000, respectively. The change in estimated reduction in fair value relates primarily to the increase in interest sensitive assets held. The profit impact would be as follows:

  •
  United Kingdom—with-profits fund (including PAL). The reduction in value of £2,240 million and £1,860 million at December 31, 2001 and 2000, respectively, would be borne in the first instance by the fund for future appropriations. Consequently, the impact on profit would be limited to the impact on current and future bonus declarations and the impact to shareholders would be limited to a maximum of one-ninth of the total cost of declared bonuses.

  •
  United Kingdom—SAIF with-profits fund. The reduction of £406 million and £338 million at December 31, 2001 and 2000, respectively, would not impact profit because the profits of this business are wholly attributable to the former Scottish Amicable policyholders.

  •
  United Kingdom—other insurance and banking. The reduction in value of £50 million and £83 million at December 31, 2001 and 2000, respectively, would be directly reflected in profit.

  •
  United States—insurance. For Jackson National Life the profit for the year would have been affected only by the impact on realized gains because fixed income investments are held at amortized cost. Over time such an increase might make the achievement of Jackson National Life's target spread on in-force business slightly harder to achieve but an increase of this order would be unlikely to have a material impact.

  •
  United States—banking. The reduction in value of £17 million and £12 million at December 31, 2001 and 2000, respectively, would be directly reflected in profit.

Interest Rate Risk—Long-term Debt

        The table below quantifies the estimated increase in fair value of long-term borrowings at December 31, 2001 and 2000, resulting from a 100 basis point reduction in interest rates at that date. The carrying value of short-term borrowings, which approximates their fair value, would not be materially increased by a 100 basis point reduction in interest rates. Prudential believes this to be a reasonably possible near-term market change for interest rates.

	December 31, 2001			December 31, 2000
	Carrying Value	Fair Value	Estimated Increase in Fair Value	Carrying Value	Fair Value	Estimated Increase in Fair Value
	(In £ Millions)
Long-term borrowings
Central companies
Guaranteed bonds, US$300 million aggregate principal amount, 8.25% due 2001	—	—	—	201	204	2
Guaranteed floating rate unsecured loan notes, due 2004	45	45	—	54	54	—
Bonds, US$250 million aggregate principal amount, 7.125% due 2005	172	182	6	167	172	7
Guaranteed bonds, £150 million aggregate principal amount, 9.375% due 2007	150	173	8	150	175	8
Bonds, £250 million aggregate principal amount, 5.5% due 2009	250	244	15	250	240	16
Bonds, £125 million aggregate principal amount, 6.875% due 2015	124	129	15	—	—	—
Bonds, €500 million aggregate principal amount, 5.75% due 2021	301	291	34	—	—	—
Bonds, £300 million aggregate principal amount, 6.875% due 2023	300	330	39	300	337	40
Bonds, £250 million aggregate principal amount, 5.875% due 2029	250	250	35	250	249	34
Bonds, £435 million aggregate principal amount, 6.125%, due 2031	425	409	58	—	—	—

Total central companies	2,017	2,053	210	1,372	1,431	107

Long-term business
Guaranteed bonds, £100 million, principal amount, 8.5% undated subordinated	100	121	18	100	119	11
Surplus notes, US$250 million principal amount, 8.15% due 2027	172	182	20	167	167	18

Total long-term business	272	303	38	267	286	29

Total	2,289	2,356	248	1,639	1,717	136

        There is no impact on profit at December 31, 2001 and 2000 as a result of this reduction in interest rates because the liabilities are recognized in the financial statements at carrying value.

Equity Market Risk

        The following table quantifies the estimated reduction in fair value of investments at December 31, 2001 and 2000, resulting from a 10% decline in the value of equity and real estate values at each date. Prudential believes this to be a reasonably possible near-term market change for both UK and US equities and for both UK and US real estate. Amounts in this table do not include investments backing unit-linked business. Prudential does not hold equity investments in its UK banking portfolio.

	December 31, 2001		December 31, 2000
	Fair Value	Estimated Reduction in Fair Value	Fair Value	Estimated Reduction in Fair Value
	(In £ Millions)
United Kingdom—long-term insurance
With-profits fund (including PAL)
Equity securities	32,968	3,297	40,936	4,094
Real estate	8,787	879	8,607	861

Sub-total	41,755	4,176	49,543	4,955

SAIF with-profits fund
Equity securities	6,638	663	8,477	848
Real estate	1,495	150	1,505	150

Sub-total	8,133	813	9,982	998

United Kingdom—other insurance
Equity securities	264	26	664	66
United Kingdom—banking
Real estate	9	1	8	1

Sub-total	273	27	672	67

United States—insurance
Equity securities	186	19	312	31
Real estate	64	6	53	5

Sub-total	250	25	365	36

United States—banking
Equity securities	13	1	8	1
Real estate	3	—	4	—

Sub-total	16	1	12	1

Total	50,427	5,042	60,574	6,057

        The profit impact at December 31, 2001 and 2000 would be similar to that described under "—Interest Rate Risk—Investments" in this section above, except that for Jackson National Life the decrease in the fair value of equities would reduce profits by the same amount because those investments are held in Prudential's financial statements at market value. The change in estimated reduction in fair value relates primarily to the decrease in equity securities held.

Derivative Contracts

        At December 31, 2001 and 2000, the net market value exposure of derivatives was a loss of £101 million and a loss of £2,359 million, respectively. The tables below show the sensitivity of those derivatives, measured in terms of fair value, to equity and real estate market increases and decreases of 10% and to interest rate increases and decreases of 100 basis points. Prudential believes these increases and decreases to be reasonably possible near-term market changes. These exposures will change as a result of ongoing portfolio and risk management activities.

	December 31, 2001			December 31, 2000
	10% Equity & Real Estate Increase Increase/(decrease) in Fair Value	Fair Value	10% Equity & Real Estate Decrease Increase/(decrease) in Fair Value	10% Equity & Real Estate Increase Increase/(decrease) in Fair Value	Fair Value	10% Equity & Real Estate Decrease Increase/(decrease) in Fair Value
	(In £ Millions)
United Kingdom—long-term insurance
With-profits fund (including PAL)	(13)	118	13	(188)	(1,854)	189
SAIF with-profits fund	(18)	25	18	(54)	(557)	54
United Kingdom—other insurance	—	—	—	(9)	(93)	7
United Kingdom—banking	—	7	—	—	(4)	—
United States—insurance	84	(251)	(77)	93	149	(88)

Total	53	(101)	(46)	(158)	(2,359)	162

	December 31, 2001			December 31, 2000
	100 bp Interest Rate Increase Increase/(decrease) in Fair Value	Fair Value	100 bp Interest Rate Decrease Increase/(decrease) in Fair Value	100 bp Interest Rate Increase Increase/(decrease) in Fair Value	Fair Value	100 bp Interest Rate Decrease Increase/(decrease) in Fair Value
	(In £ Millions)
United Kingdom—long-term insurance
With-profits fund (including PAL)	(62)	118	82	41	(1,854)	(49)
SAIF with-profits fund	(3)	25	(3)	(1)	(557)	1
United Kingdom—other insurance	—	—	—	—	(93)	—
United Kingdom—banking	(6)	7	7	1	(4)	(1)
United States—insurance	152	(251)	(140)	168	149	(159)

Total	81	(101)	(54)	209	(2,359)	(208)

Long-term Insurance Contracts

        At December 31, 2001 and 2000, the aggregate carrying value of technical provisions for long-term insurance contracts, including the technical provisions for linked liabilities, and the fund for future appropriations was £130,127 million and £131,288 million, respectively, and the fair value was £125,923 million and £126,483 million, respectively. The fair value of the technical provisions and fund for future appropriations is sensitive to changes in the fair value of investments in the with-profits fund because increases in the fair value of such investments would result in increases in future bonuses for the with-profits contracts. A 10% increase in the fair value of total investments would result in an increase in the fair value of the technical provisions and the fund for future appropriations of £12,592 million and £12,648 million at December 31, 2001 and 2000, respectively. Prudential believes this to be a reasonably possible near-term market change for the fair value of investments.

Limitations

        The above analyses do not consider that assets and liabilities are actively managed and may vary at the time any actual market movement occurs. There are strategies in place to minimize the exposure to market fluctuations. For example, as market indices fluctuate, Prudential would take certain actions including selling investments, changing investment portfolio allocation, and adjusting bonuses credited to policyholders. In addition, these analyses do not consider the effect of market changes on new business generated in the future.

        Other limitations on the sensitivity analyses include: the use of hypothetical market movements to demonstrate potential risk that only represent Prudential's view of reasonably possible near-term market changes and that cannot be predicted with any certainty; the assumption that interest rates in all countries move identically; the assumption that all global currencies move in tandem with the US dollar against pound sterling; and the lack of consideration of the inter-relation of interest rates, equity markets and foreign currency exchange rates.

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders

        None.

Item 18.    Financial Statements

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Members of Prudential plc

        We have audited the accompanying consolidated balance sheets of Prudential plc and its subsidiaries (the "Group") as of December 31, 2001 and 2000 and the related consolidated profit and loss accounts, consolidated statement of total recognized gains and losses, reconciliation of movements in consolidated shareholders' capital and reserves, and consolidated statement of cash flows from general business and shareholders' funds for each of the years in the three year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Prudential plc and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2001 in conformity with generally accepted accounting principles in the United Kingdom.

        As discussed in Note 4 to the consolidated financial statements, the Group has restated its financial statements for each of the two years ended December 31, 2000 and 1999, for the adoption of Financial Reporting Standard 19, "Deferred tax".

        Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United States of America would have affected the results of operations for each of the years in the three year period ended December 31, 2001 and shareholders' equity as of December 31, 2001 and 2000 to the extent summarized in Notes 37 and 38 to the consolidated financial statements.

KPMG Audit Plc
London, England
May 8, 2002

Prudential plc and Subsidiaries

Consolidated Profit and Loss Accounts

Years Ended December 31

2001	Restated* 2000	Restated* 1999
(In £ Millions, Except Per Share Amounts)
Gross premiums:
Continuing operations	15,196	14,173	14,580
Acquisitions	—	—	246
Discontinued operations	390	333	318
Change in unearned premiums	133	(9)	(4)
Reinsurance premiums ceded	(513)	(121)	(87)

Earned premiums, net of reinsurance	15,206	14,376	15,053

Claims incurred, net of reinsurance	(13,109)	(14,213)	(10,776)

Change in long-term business provision, net of reinsurance	(7,012)	(6,116)	(6,745)
Change in technical provisions for linked liabilities, net of reinsurance	901	554	(4,830)

Total change in long-term technical provisions, net of reinsurance	(6,111)	(5,562)	(11,575)
Investment returns	(1,236)	5,046	17,232
Investment expenses and charges	(701)	(565)	(431)
Net operating expenses	(2,140)	(1,864)	(1,736)
Shareholder and policyholder tax attributable to long-term business	241	(166)	(1,200)
Add back: Shareholder tax attributable to long-term business	235	318	330
Transfers from (to) the fund for future appropriations	7,754	3,480	(5,997)
Results of investment management and products operations	75	90	60
Results of US banking, broker dealer and fund management operations	16	7	(6)
Results of UK banking operations	(88)	(155)	(150)
Amortization of goodwill	(95)	(84)	(54)
Other income:
Merger break fee (net of related expenses)	338	—	—
Profit on Egg flotation	—	119	—
Profit on business disposals	—	120	—

Profit on ordinary activities before shareholder tax	385	947	750
Shareholder tax on profit on ordinary activities	(21)	(314)	(278)

Profit for the financial year before minority interests	364	633	472
Minority interests	25	24	—

Profit for the financial year	389	657	472

Dividends:
Interim at 8.7p, 8.2p and 7.7p per share, respectively	(172)	(162)	(150)
Final at 16.7p, 16.3p and 15.3p per share, respectively	(332)	(322)	(299)

Total dividends at 25.4p, 24.5p and 23.0p per share, respectively	(504)	(484)	(449)

Retained (loss) profit for the financial year	(115)	173	23

Earnings per share:
Basic (based on 1,978 million, 1,959 million and 1,947 million shares, respectively)	19.7	p	33.5	p	24.2	p
Diluted (based on 1,982 million, 1,968 million and 1,959 million shares, respectively)	19.6	p	33.4	p	24.1	p

Reconciliation of profit on ordinary activities before shareholder tax to operating profit before amortization of goodwill after tax and minority interests (based on longer term investment returns)
Profit on ordinary activities before shareholder tax	385		947		750
Short-term fluctuations in investment returns	480		48		(28)
Merger break fee (net of related expenses)	(338)		—		—
Profit on Egg flotation and business disposals	—		(239)		—
Amortization of goodwill	95		84		54

Operating profit before amortization of goodwill and before tax based on longer term investment returns	622		840		776
Tax on operating profit before amortization of goodwill (based on longer term investment returns)	(174)		(260)		(269)
Minority interests	12		11		—

Operating profit before amortization of goodwill after tax and minority interests based on longer term investment returns	460		591		507

Earnings per share:
Operating profit before amortization of goodwill and before tax (based on longer term investment returns) (based on 1,978 million, 1,959 million and 1,947 million shares, respectively)	31.4	p	42.9	p	39.9	p
Operating profit before amortization of goodwill after tax and minority interests (based on longer term investment returns) (based on 1,978 million, 1,959 million and 1,947 million shares, respectively)	23.3	p	30.2	p	26.0	p

* Restated for the implementation of FRS 19 on deferred tax (see Note 4)

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Profit and Loss Accounts

Year ended December 31, 2001

	General Business Technical Account	Long-Term Business Technical Account	Non-Technical Account	Total
	(In £ Millions)
Gross premiums:
Continuing operations	—	15,196		15,196
Discontinued operations	390	—		390
Change in unearned premiums	133	—		133
Reinsurance premiums ceded	(333)	(180)		(513)

Earned premiums, net of reinsurance	190	15,016		15,206

Claims incurred, net of reinsurance	(60)	(13,049)		(13,109)

Change in long-term business provision, net of reinsurance		(7,012)		(7,012)
Change in technical provisions for linked liabilities, net of reinsurance		901		901

Total change in long-term technical provisions, net of reinsurance		(6,111)		(6,111)
Investment returns		(1,273)	37	(1,236)
Allocated investment returns	37	385	(422)	—
Investment expenses and charges		(539)	(162)	(701)
Net operating expenses	(95)	(1,982)	(63)	(2,140)
Shareholder and policyholder tax attributable to long-term business		241		241
Transfers from the fund for future appropriations		7,754		7,754

Balance on the technical accounts	72	442
Add back: Shareholder tax attributable to long-term business		235		235

Technical accounts subtotal	72	677
Profit on insurance activities transferred to the non-technical account	(72)	(677)	749	—
Results of investment management and product operations			75	75
Results of US banking, broker dealer and fund management operations			16	16
Results of UK banking operations			(88)	(88)
Amortization of goodwill			(95)	(95)
Other income:
Merger break fee (net of related expenses)			338	338

Profit on ordinary activities before shareholder tax			385	385
Shareholder tax on profit on ordinary activities			(21)	(21)

Profit for the financial year before minority interests			364	364
Minority interests			25	25

Profit for the financial year			389	389

Balance on the technical accounts analyzed between:
Continuing operations	—	442
Discontinued operations	72	—

Balance on the technical accounts	72	442

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Profit and Loss Accounts

Year ended December 31, 2000

	General Business Technical Account	Restated* Long-Term Business Technical Account	Restated* Non-Technical Account	Restated* Total
	(In £ Millions)
Gross premiums:
Continuing operations	—	14,173		14,173
Discontinued operations	333	—		333
Change in unearned premiums	(9)	—		(9)
Reinsurance premiums ceded	(12)	(109)		(121)

Earned premiums, net of reinsurance	312	14,064		14,376

Claims incurred, net of reinsurance	(247)	(13,966)		(14,213)

Change in long-term business provision, net of reinsurance		(6,116)		(6,116)
Change in technical provisions for linked liabilities, net of reinsurance		554		554

Total change in long-term technical provisions, net of reinsurance		(5,562)		(5,562)
Investment returns		4,913	133	5,046
Allocated investment returns	47	57	(104)	—
Investment expenses and charges		(421)	(144)	(565)
Net operating expenses	(79)	(1,729)	(56)	(1,864)
Shareholder and policyholder tax attributable to long-term business		(166)		(166)
Transfers from the fund for future appropriations		3,480		3,480

Balance on the technical accounts	33	670
Add back: Shareholder tax attributable to long-term business		318		318

Technical accounts subtotal	33	988
Profit on insurance activities transferred to the non-technical account	(33)	(988)	1,021	—
Results of investment management and product operations			90	90
Results of US banking, broker dealer and fund management operations			7	7
Results of UK banking operations			(155)	(155)
Amortization of goodwill			(84)	(84)
Other income:
Profit on Egg flotation			119	119
Profit on business disposals			120	120

Profit on ordinary activities before shareholder tax			947	947
Shareholder tax on profit on ordinary activities			(314)	(314)

Profit for the financial year before minority interests			633	633
Minority interests			24	24

Profit for the financial year			657	657

Balance on the technical accounts analyzed between:
Continuing operations	—	670
Discontinued operations	33	—

Balance on the technical accounts	33	670

* Restated for the implementation of FRS 19 on deferred tax (see Note 4)

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Profit and Loss Accounts

Year Ended December 31, 1999

	General Business Technical Account	Restated* Long-Term Business Technical Account	Restated* Non-Technical Account	Restated* Total
	(In £ Millions)
Gross premiums:
Continuing operations	—	14,580		14,580
Acquisitions	—	246		246
Discontinued operations	318	—		318
Change in unearned premiums	(4)	—		(4)
Reinsurance premiums ceded	(12)	(75)		(87)

Earned premiums, net of reinsurance	302	14,751		15,053

Claims incurred, net of reinsurance	(200)	(10,576)		(10,776)

Change in long-term business provision, net of reinsurance		(6,745)		(6,745)
Change in technical provisions for linked liabilities, net of reinsurance		(4,830)		(4,830)

Total change in long-term business provision, net of reinsurance		(11,575)		(11,575)
Investment returns		17,056	176	17,232
Allocated investment returns	40	14	(54)	—
Investment expenses and charges		(299)	(132)	(431)
Net operating expenses	(93)	(1,591)	(52)	(1,736)
Shareholder and policyholder tax attributable to long-term business		(1,200)		(1,200)
Transfers to the fund for future appropriations		(5,997)		(5,997)

Balance on the technical accounts	49	583
Add back: Shareholder tax attributable to long-term business		330		330

Technical accounts subtotal	49	913
Profit on insurance activities transferred to the non-technical account	(49)	(913)	962	—
Results of investment management and product operations			60	60
Results of US banking, broker dealer and fund management operations			(6)	(6)
Results of UK banking operations			(150)	(150)
Amortization of goodwill			(54)	(54)

Profit on ordinary activities before shareholder tax			750	750
Shareholder tax on profit on ordinary activities			(278)	(278)

Profit for the financial year			472	472

Balance on the technical accounts analyzed between:
Continuing operations	—	575
Acquisitions	—	8
Discontinued operations	49	—

Balance on the technical accounts	49	583

* Restated for the implementation of FRS 19 on deferred tax (see Note 4)

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Balance Sheets

December 31

Assets	2001	2000
	(In £ Millions)
Goodwill	1,687	1,611

Investments
Land and buildings	10,487	10,303
Investments in associates and other participating interests	87	83
Other financial investments	109,328	108,125

Total investments	119,902	118,511

Assets held to cover linked liabilities	17,453	18,323

Reinsurers' share of technical provisions
Long-term business provision	589	353
Claims outstanding and unearned premiums	384	67
Technical provisions for linked liabilities	330	396

Total reinsurers' share of technical provisions	1,303	816

Debtors
Debtors arising out of direct insurance operations	272	239
Debtors arising out of reinsurance operations	21	14
Tax recoverable	174	50
Other debtors	511	574

Total debtors	978	877

Other assets
Banking business assets:
UK operations (Egg)	8,037	7,895
US operations	935	708
Tangible assets	241	288
Cash at bank and in hand	1,436	1,402
Ordinary shares of parent company	52	31
Present value of acquired in force long-term business	138	133
Present value of future margins relating to advances from reinsurers	135	148

Total other assets	10,974	10,605

Prepayments and accrued income
Accrued interest and rent	1,125	1,150
Deferred acquisition costs	3,204	2,952
Other prepayments and accrued income	143	105

Total prepayments and accrued income	4,472	4,207

Total assets	156,769	154,950

Shareholders' funds and liabilities	2001	Restated* 2000
	(In £ Millions)
Shareholders' funds
Ordinary share capital, 5p par value per share, 2,400 million shares authorized; 1,994 million and 1,981 million shares issued and outstanding, respectively	100	99
Share premium	533	458
Retained profit and loss reserve	3,317	3,414

Total shareholders' funds	3,950	3,971

Minority interests	118	137
Commitments and contingencies
Fund for future appropriations	13,202	20,917

Technical provisions
Provision for unearned premiums	202	175
Long-term business provision	98,511	91,006
Claims outstanding	980	1,022
Equalization provision	40	38

Total technical provisions	99,733	92,241

Technical provisions for linked liabilities	17,783	18,719

Provisions for other risks and charges
Deferred tax	2,005	2,777
Deposits received from reinsurers	192	323
Creditors
Creditors arising out of direct insurance operations	420	213
Creditors arising out of reinsurance operations	341	21
Debenture loans	2,244	1,585
Amounts owed to credit institutions	1,052	909
Other borrowings	1,543	230
Jackson National Life funding arrangements	2,816	1,920
Banking business liabilities:
UK operations (Egg)	7,465	7,386
US operations	868	654
Tax payable	338	661
Shareholders' dividends accrued	332	322
Other creditors	1,901	1,544

Total creditors	19,320	15,445

Accruals and deferred income	466	420

Total shareholders' funds and liabilities	156,769	154,950

* Restated for the implementation of FRS 19 on deferred tax (see Note 4)

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Statement of Total Recognized Gains and Losses

Years ended December 31

	2001	Restated* 2000	Restated* 1999
	(In £ Millions)
Profit for the financial year	389	657	472
Exchange movements	52	120	49

Total recognized gains relating to the financial year	441	777	521

Prior year adjustment (Note 4)	(49)

Total gains and losses recognized since previous statements	392

Reconciliation of Movements in Consolidated Shareholders' Capital and Reserves

	Number of Ordinary Shares	Ordinary Share Capital	Share Premium	Restated* Retained Profit and Loss Reserve	Restated* Total
	(In £ Millions)
January 1, 1999 as originally reported	1,949	98	221	2,930	3,249
Prior year adjustment (Note 4)				49	49

January 1, 1999, as restated	1,949	98	221	2,979	3,298
Total recognized gains, as restated	—	—	—	521	521
Dividends	—	—	—	(449)	(449)
New share capital subscribed	5	—	34	—	34
Transfer for shares issued in lieu of cash dividends	—	—	(15)	15	—
Charge in respect of shares issued to qualifying employee share ownership trust	—	—	9	(9)	—
December 31, 1999 as originally reported	1,954	98	249	3,077	3,424
Prior year adjustment (Note 4)				(20)	(20)

January 1, 2000, as restated	1,954	98	249	3,057	3,404
Total recognized gains, as restated	—	—	—	777	777
Dividends	—	—	—	(484)	(484)
Goodwill reversed on disposals	—	—	—	90	90
New share capital subscribed:
Resulting from listing shares on New York Stock Exchange	17	1	139	—	140
Other	10	—	44	—	44
Transfer for shares issued in lieu of cash dividends	—	—	(20)	20	—
Charge in respect of shares issued to qualifying employee share ownership trust	—	—	46	(46)	—
December 31, 2000, as originally reported	1,981	99	458	3,463	4,020
Prior year adjustment (Note 4)				(49)	(49)

January 1, 2001, as restated	1,981	99	458	3,414	3,971
Total recognized gains	—	—	—	441	441
Dividends	—	—	—	(504)	(504)
New share capital subscribed	13	1	41	—	42
Transfer for shares issued in lieu of cash dividends	—	—	(20)	20	—
Charge in respect of shares issued to qualifying employee share ownership trust	—	—	54	(54)	—

December 31, 2001	1,994	100	533	3,317	3,950

* Restated for the implementation of FRS 19 on deferred tax (see Note 4)

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Statement of Cash Flows from General Business and Shareholders' Funds

Years ended December 31

	2001	2000	1999
	(In £ Millions)
Net cash inflow from operating activities before interest and tax	51	398	42

Interest paid	(103)	(119)	(82)

Taxes (paid) recovered	(44)	138	62

Acquisitions and disposals
Cash consideration paid including acquisition costs	(182)	(167)	(1,984)
Merger break fee received, net of expenses	338	—	—
Proceeds received from flotation of Egg and disposal of associates	—	195	—

	156	28	(1,984)
Equity dividends paid	(494)	(461)	(421)

Net cash outflow before financing	(434)	(16)	(2,383)

Financing
Issue of debenture loans	649	—	500
(Redemption) issue of loan notes	(9)	(114)	168
Movement in credit facility utilized by investment subsidiaries managed by PPM America	404	(31)	103
Issues of ordinary share capital	42	184	34

Net cash inflow from financing	1,086	39	805

Net cash inflow (outflow) for the year	652	23	(1,578)

Net cash inflow (outflow) was invested and (financed) as follows:
Purchases of portfolio investments:
Equity securities	20	9	46
Debt and other fixed income securities	2,416	146	62

Total purchases of portfolio investments	2,436	155	108

Sales of portfolio investments:
Equity securities	(155)	(71)	(82)
Debt and other fixed income securities	(504)	(246)	(1,701)

Total sales of portfolio investments	(659)	(317)	(1,783)

Net purchases (sales) of portfolio investments	1,777	(162)	(1,675)
(Decrease) increase in cash and short-term deposits	(1,125)	185	97

Net cash inflow (outflow)	652	23	(1,578)

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2001

1 Nature of Operations

        Prudential plc (the "Company") together with its subsidiaries (collectively, the "Group" or "Prudential") is an international financial services group with its principal operations in the United Kingdom ("UK"), the United States ("US"), Asia and continental Europe. The Group operates in the UK through its subsidiaries, primarily The Prudential Assurance Company Limited ("PAC"), Prudential Annuities Limited ("PAL"), Scottish Amicable Life plc ("SAL"), M&G Group plc ("M&G"), and Egg plc ("Egg"), and in the US through Jackson National Life Insurance Company ("Jackson National Life"). The Group also has operations in Singapore, Hong Kong, Malaysia, Taiwan, and other Asian countries. In Europe, the Group has operations in Ireland, France and Germany. Prudential offers a wide range of retail financial products and services and fund management services throughout these territories. The retail financial products and services principally include life insurance, pensions and annuities as well as collective investments and deposit and mortgage banking services.

        Long-term business products written in the UK and Asia are principally with-profits deposit administration, other conventional and unitized with-profits policies and non-participating pension annuities in the course of payment. Long-term business also includes linked business written in the UK, Asia and Europe. The principal products written by Jackson National Life in the US are interest sensitive deferred annuities and whole-life policies, variable annuities, guaranteed investment contracts, equity linked indexed deferred annuities and term life insurance.

        The Company has also offered personal and commercial lines of general insurance, which is presented as discontinued operations in these financial statements. See Notes 7 and 35 for further discussion of discontinued operations.

2 Basis of Presentation

        The consolidated financial statements are prepared in accordance with applicable accounting standards under UK Generally Accepted Accounting Practice ("UK GAAP"), including Financial Reporting Standards ("FRS") and Statements of Standard Accounting Practice ("SSAP") and also in accordance with the Statement of Recommended Practice, "Accounting for Insurance Business", issued in December 1998 by the Association of British Insurers (the "ABI SORP").

        FRS 17, "Retirement benefits" was issued in November 2000. This standard specifies how costs of providing retirement benefits, in particular for defined benefit schemes, should be recognized and disclosed in the financial statements. Disclosures relating to the closing balance sheet position became effective for accounting periods ended on or after 22 June 2001. The Company has adopted the standard in this respect and details are disclosed in Note 32. The additional requirements of FRS 17 in respect of performance statements are not mandatory for the 2001 financial statements and have not been adopted by the Company.

        FRS 18, "Accounting policies" was issued in December 2000. This standard sets out the principles to be followed in selecting accounting policies and the disclosures needed to help users to understand the accounting policies adopted and how they have been applied. The standard is effective for accounting periods ended on or after 22 June 2001. Where appropriate, additional disclosures have been made in these financial statements to comply with the standard.

        FRS 19, "Deferred tax" was also issued in December 2000. The standard requires deferred tax to be recognized on most types of timing differences, in particular for gains and losses on assets that are continuously revalued to fair value where changes in fair value are recognized in the profit and loss account. The standard is effective for financial statements relating to accounting periods ended on or after 23 January 2002. However, early adoption is encouraged. The Company has adopted the standard in these financial statements with comparative figures for 2000 and 1999 being restated for consistency of approach. Details of the change and the effect on the financial statements are shown in Note 4.

        The consolidated financial statements of the Group include the assets, liabilities and results of the Company and material subsidiaries in which Prudential has a controlling interest, using accounts drawn up to 31 December 2001. The results of subsidiaries are included in the financial statements from the date acquired to the effective date of disposal. All intercompany transactions are eliminated on consolidation except for investment management fees charged by M&G and the Group US's and Asia fund management operations to long-term business funds.

        The consolidated profit and loss accounts comprise a general business technical account (property and casualty insurance business); a long-term business technical account (life insurance, pension, disability and sickness insurance and annuity business); and a non-technical account. The non-technical account includes the results of the Group's insurance operations. The insurance operations are presented by category of income and expenditure in each respective technical account. The balances (profits on insurance activities for the year) from the general and long-term business technical accounts are then included in the non-technical account and combined with the Group's other non-insurance businesses (principally banking and fund management) to determine the consolidated profit for the financial year.

        In accordance with FRS 1, "Cash flow statements", long-term business cash flows are included in the statement of cash flows only to the extent of cash transferred to and available to meet the obligations of the Group. The statement of cash flows reflects only the cash flows of general business, the Group's other non-insurance businesses included in the non-technical account, and amounts transferred to shareholders' funds from the Group's long-term businesses.

        The consolidated financial statements do not represent Prudential's statutory accounts for the purposes of the UK Companies Act 1985. Schedule 9A of the UK Companies Act 1985 prescribes formats for the preparation of the statutory accounts of insurance companies and groups. These financial statements are based on the prescribed formats. However, certain reclassifications and presentational changes have been made to the amounts presented for prior periods to conform these periods with the current presentation. Such reclassifications and presentational changes had no effect on the shareholders' funds, profits or cash flows. The Group's external auditors have reported on the 2001, 2000 and 1999 statutory accounts and the accounts have been delivered to the UK Registrar of Companies. The auditors' reports were unqualified and did not contain a statement under Section 237 (2) (inadequate accounting records or returns not agreeing with records and returns) or Section 237 (3) (failure to obtain necessary information and explanations) of the UK Companies Act 1985.

        The consolidated financial statements have been prepared in accordance with UK GAAP and include additional disclosures required under US Generally Accepted Accounting Principles ("US GAAP"). Material differences between UK GAAP and US GAAP affecting Prudential's consolidated profits and shareholders' funds have been summarized in Note 37, "Summary of Material Differences between UK Generally Accepted Accounting Practice and US Generally Accepted Accounting Principles". Condensed consolidated US GAAP financial statements are presented in Note 38.

        The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

        The years "2001", "2000" and "1999" refer to the years ended December 31, 2001, 2000 and 1999, respectively.

3 Significant Accounting Policies

Long-term Business

        The results are prepared in accordance with the modified statutory basis of reporting as set out in the Statement of Recommended Practice issued by the Association of British Insurers in December 1998.

Premiums and claims

        Premium and annuity considerations for conventional with-profits policies and other protection-type life insurance policies are recognized when due. Premium and annuity considerations for linked policies, unitized with-profits policies and other investment-type policies are recognized when received or, in the case of unitized or unit linked policies, when units are issued. Premiums exclude any taxes or duties assessed based on premiums.

        Policy fees are charged to the linked, unitized with-profits and other investment-type policyholders' account balances for mortality, asset management and policy administration. These fees are recognized as revenue when charged against the policyholders' account balances.

        Claims paid include maturities, annuities, surrenders and deaths. Maturity claims are recorded on the policy maturity date. Annuity claims are recorded when the annuity becomes due for payment. Surrenders are recorded when paid, and death claims are recorded when notified.

Deferred acquisition costs

        Costs of acquiring new business, principally commissions, marketing and advertising costs and certain other costs associated with policy issuance and underwriting that are not reimbursed by policy charges are specifically identified and capitalized as deferred acquisition costs ("DAC"). The DAC asset is amortized against margins in future revenues on the related insurance policies, to the extent that the amounts are recoverable out of the margins. Recoverability of the unamortized DAC asset is assessed at the time of policy issue, and reviewed if profit margins have declined.

        For with-profits business, the amortization of the DAC asset is taken into account in determining the transfer from or to the fund for future appropriations. Movements on the DAC asset and amortization for with-profits business have no direct impact on the profit attributable to shareholders.

        For single premium deferred annuity business of Jackson National Life the determination of the expected emergence of margins, against which the amortization profile of DAC asset is established, is dependent on the key assumption of the expected long-term spread between the earned rate and the rate credited to policyholders. For the year ended December 31 2001 the assumed spread was 1.75%.

Long-term business provision

        Prudential's long-term business written in the UK comprises predominantly life insurance policies under which the policyholders are entitled to participate in the profits of the long-term business supporting these policies. This business is also written in parts of Asia. Such policies are called "with-profits" policies. Prudential maintains with-profits funds within the Group's long-term business funds, which segregate the assets and liabilities and accumulate the profit and loss activity, related to that with-profits business. The amounts accumulated in these with-profits funds are available to provide for future policyholder benefit provisions and for bonuses to be distributed to with-profits policyholders. The bonuses, both annual and terminal, reflect the right of the with-profits policyholders to participate in the financial performance of the with-profits funds. Shareholders' profits with respect to bonuses declared on with-profits business correspond to the shareholders' share of the cost of bonuses as declared by the Board of Directors. The shareholders' share currently represents one-ninth of the cost of bonuses declared for with-profits policies.

        Annual bonuses are declared and credited each year to all with-profits policies. The annual bonuses increase policy benefits and, once credited, become guaranteed. Annual bonuses are charged to the profit and loss account as a change in the long-term business provision in the year declared. Terminal bonuses are declared each year and accrued for policies scheduled to mature and death benefits expected to be paid during the next financial year. Terminal bonuses are not guaranteed and are only paid on policies that result from claims through the death of the policyholder or maturity of the policy within the period of declaration or by concession on surrender. No policyholder benefit provisions are recorded for future annual or terminal bonus declarations.

        The future policyholder benefit provisions on conventional with-profits and other protection-type policies are calculated using the net premium method. The net premium is calculated such that it would be sufficient at the outset of the policy to provide only for the discounted value of the original guaranteed death and maturity benefits. The policyholder benefit provision is then calculated by subtracting the present value of future net premiums from the present value of future benefits (including vested bonuses) using a prudent discount rate. The assumptions to which the estimation of the long-term business provision is particularly sensitive are the interest rate used to discount the provision and the assumed future mortality experience of policyholders. The net premium reserves are calculated using assumptions for interest, mortality, morbidity, and expense, but without assumptions for withdrawals. These assumptions are determined as prudent best estimates at the date of valuation. Interest rates used in establishing policyholder benefit provisions for conventional with-profits policies in the consolidated financial statements range from 3.00% to 5.35%. The interest rates used in establishing policyholder benefit provisions for pension annuities in the course of payment are adjusted each year and ranged from 5.00% to 6.00%, 5.00% to 6.00% and 4.75% to 6.00% for 2001, 2000 and 1999, respectively. Mortality rates used in establishing policyholder benefit provisions are based on published mortality tables adjusted to reflect actual experience. For accumulating with-profits business of Prudential Assurance Company, the policyholder benefit provision has been taken as the lower of:

  •
  the accumulated fund or the value at the bid price of the notional number of units allocated to policyholders, in both cases excluding terminal bonus, and

  •
  the surrender or transfer of value which, having regard to policyholders' reasonable expectations, would be payable at the valuation date,

or, if greater, the value of the guaranteed liabilities excluding terminal bonus calculated on a gross premium bonus reserve method.

        For the purpose of calculating the liability using the bonus reserve method, the assumed interest rate ranges from 1.6% to 5.0%, while future reversionary bonuses are assumed to fall from current levels to zero at 1.5% per year. For unitized with-profits policies, the policyholder benefit provisions are based on the policyholder account balance.

        The future policyholder benefit provisions for Jackson National Life's conventional protection-type policies are determined using the net level premium method, with an allowance for surrenders and claims expenses. Rates of interest used in establishing the policyholder benefit provisions range from 6.00% and 9.50%. Mortality assumptions range from 50% to 90% of the 1975-1980 Basic Select and Ultimate tables, depending on underwriting classification and policy duration. For investment-type products sold by Jackson National Life, the policyholder benefit provision included within technical provisions in the consolidated balance sheets is the policyholder account balance.

        Segregated accounts are established for policyholder business for which policyholder benefits are wholly or partly determined by reference to specific investments or to an investment-related index. The assets and liabilities of this linked business are reported as summary totals in the consolidated balance sheets.

Fund for future appropriations

        The fund for future appropriations ("FFA") represents the excess of assets over policyholder liabilities for the Group's with-profits funds. The annual excess (shortfall) of income over expenditures of the with-profits fund, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from) the FFA each year through a charge (credit) to the profit and loss account. The balance retained in the FFA represents cumulative retained earnings arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance retained in the FFA is determined after full provision for deferred tax on unrealized appreciated on investments.

Overseas subsidiaries

        Results of overseas subsidiaries are determined initially using local GAAP bases of accounting with subsequent adjustments where necessary to comply with the Group's accounting policies.

        In the case of Jackson National Life, the US GAAP results are adjusted to comply with UK GAAP, in respect of the valuation basis for fixed income securities and certain financial derivative instruments. Under UK GAAP, Jackson National Life's fixed income securities are included in the balance sheet at amortized cost (subject to writedowns for other than temporary impairments), whereas under US GAAP, Jackson National Life holds these investments as available-for-sale at fair value with unrealized gains and losses recorded in the equity section of the balance sheet.

        In addition, certain presentational adjustments are made which have no impact on profit after tax. For the purposes of UK reporting, deposits into interest-sensitive products are recorded as premiums, withdrawals and surrenders are included in benefits and claims and the resulting net movement is recorded under other reserve movements within benefits and claims. Benefits and claims also include interest credited to policyholders in respect of deposit products and fees charged on these policies.

General Insurance

Revenue recognition

        Premiums are recognized when risks are assumed. The proportion of premiums written relating to periods of risk beyond any year-end is recorded as an unearned premium provision and subsequently recognized in earnings proportional to the period of the risk. Premiums are presented gross of commission and exclude any taxes or duties assessed based on premium.

Deferred acquisition costs

        Direct and indirect costs associated with the writing of new general insurance policies are deferred and amortized in a manner consistent with the method used for premium recognition described above.

Claims outstanding

        Claims incurred include settlement and handling costs of paid and outstanding claims arising from events occurring in the year and adjustments to prior years' claims provisions. Outstanding claims include claims incurred up to, but not paid, at the end of the accounting period, whether or not reported.

        An unexpired risks provision is established for any excess of expected claims and deferred acquisition costs over unearned premiums and investment returns. The assessment of expected claims involves consideration of claims experience up to the end of the accounting period. No specific provision is made for major events occurring after this date. In addition to the liability for outstanding claims, an equalization provision has been established in accordance with the requirements of the UK Insurance Companies (Reserves) Act 1995 to reduce the impact of claims volatility. Increases in the equalization provision are limited to certain percentages of premiums written for different lines of business as specified by statute and are charged to claims incurred.

Investment Returns

        Investment returns comprise investment income, realized gains and losses and changes in unrealized gains and losses, except for changes in unrealized gains and losses on debt securities held by Jackson National Life which are carried at amortized cost. For debt and other fixed income securities held by Jackson National Life, purchase premiums and discounts are amortized based on the underlying investments' call or maturity dates and this amortization is included in investment returns. Realized gains and losses, including writedowns on permanent diminutions, are recognized in income on the date of sale as determined on a specific identification basis for Jackson National Life and on an average cost basis elsewhere.

        Investment returns in respect of long-term business, including that on assets matching solvency capital, are included in the long-term business technical account. Other investment returns are included in the non-technical account.

        Investment returns are allocated from the non-technical account to the general business technical account using the longer term rate of return on assets supporting the general business technical account liabilities and solvency capital. Investment returns are also allocated between the long-term business technical account and the non-technical account for the difference between the actual investment rate of return of the long-term business technical account and the longer term rate of return on the assets backing shareholder financed long-term business (primarily Jackson National Life). The longer term rate of return is based on historical real rates of return and current inflation expectations adjusted for consensus economic and investment forecasts.

Reinsurance

        In the normal course of business, the Group seeks to reduce loss exposure arising primarily from catastrophes or other significant adverse events by reinsuring certain levels of risk in various areas of exposure with other insurance companies or reinsurers. An asset or liability is recorded in the consolidated balance sheets representing premiums due to or payments due from reinsurers, and the share of losses recoverable from reinsurers.

        Certain reinsurance contracts include significant financing elements. For these contracts the financing liability is recorded as a deposit due to the reinsurer. An asset representing the present value of future margins on the ceded business from which the financing will be repaid is also recognized on the consolidated balance sheets to the extent the reinsurer has assumed the risk that such margins will emerge.

Tax

        The Group's UK subsidiaries each file separate tax returns. Jackson National Life and other foreign subsidiaries, where permitted, file consolidated income tax returns. In accordance with UK tax legislation, where one domestic UK company is a seventy-five percent owned subsidiary of another UK company, or both are seventy-five percent owned subsidiaries of a common parent, the companies are considered to be within the same UK tax group. For companies within the same tax group, trading profits and losses arising in the same accounting period may be offset for purposes of determining current and deferred taxes.

        Current tax expense is charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. To the extent that losses of an individual UK company are not offset in any one year they can be carried back for one year or carried forward indefinitely to be offset against profits arising from the same company.

        Deferred tax assets and liabilities generally are recognized in accordance with the provisions of FRS 19, issued in December 2000. The Company has chosen not to apply the option available under FRS 19 of recognizing such assets and liabilities on a discounted basis to reflect the time value of money. Except as set out in FRS 19, deferred tax is recognized in respect of all timing differences that have originated but not reversed by the balance sheet date.

        Deferred tax on changes in fair value of investments is recognized in the profit and loss account. The deferred tax liability in respect of revaluation of investments is recognized in shareholders' funds and the fund for future appropriations. Deferred tax assets are recognized to the extent that is regarded as more likely than not that they will be recovered.

        The tax charges for long-term business included in the long-term business technical account includes tax expense on with-profits funds attributable to both the policyholders and the shareholders. Different tax rules apply under UK law depending upon whether the business is life insurance or pension business. Tax on the life insurance business is based on investment returns less expenses attributable to that business. Tax on the pension business is based on the shareholders' profits or losses attributable to that business. The shareholders' portion of the long-term business is taxed at the shareholders' rate with the remaining portion taxed at rates applicable to the policyholders.

        The balance on the long-term business technical account is net of the total tax attributable to the long-term business. In order to present the profit on long-term insurance activities in the non-technical account on a pre-tax basis, a tax credit attributable to the shareholders' portion of the tax provision for long-term business, calculated at the effective tax rate (where appropriate on a long-term basis) of the underlying business, is recorded in the long term business technical account. This shareholder tax credit is then included in the tax expense on the profit on ordinary activities within the non-technical account. Further details are provided in Note 14.

Stock-based Compensation

        The Group offers share award and option plans for certain key employees and a Save As You Earn plan ("SAYE plan") for all UK and certain overseas employees. Compensation costs for non-SAYE plans are recorded over the periods during which share awards or options are earned. Compensation costs are based on the quoted market prices of the shares at the grant date less any amounts paid or payable by employees in respect of the awards. In addition shares are issued to a qualifying share ownership trust with the excess of the market price subscribed at the date of transfer by the trust over nominal value recorded by the Company in its share premium account. This amount includes the difference between the market price at the date of transfer to the trust and amounts payable by employees. A cost equal to this amount is charged directly to the profit and loss account reserve within shareholders' funds.

Pension Costs

        These financial statements have been prepared in accordance with the provisions of SSAP 24, "Pension costs". Disclosures of the balance sheet position at 31 December 2001 of the Company's defined benefit schemes, applying the methodology prescribed by FRS 17, are shown in Note 32. Contributions to the Group's defined benefit plans are calculated and expensed on a basis that spreads the costs over the service lives of participants. Contributions in respect of defined contribution plans are accrued by the Group when incurred.

Land and Buildings

        Investments in tenant and Group occupied leasehold and freehold (directly owned) properties are carried at estimated fair value, with changes in estimated fair value included in investment returns. Properties are valued annually either by the Group's qualified surveyors or professional external valuers using The Royal Institution of Chartered Surveyors ("RICS") guidelines. The RICS guidelines apply separate assumptions to the value of the land, buildings, and tenancy associated with each property. Each property is externally valued at least once every three years. The cost of additions and renovations is capitalized and considered when estimating fair value.

        In accordance with SSAP 19, "Investment properties", no depreciation is provided on investment properties (other than Group occupied) as management consider that these properties are held for investment purposes, and to depreciate them would not give a true and fair view of the Group's financial position or profit for the financial year.

Investments in Associates and Other Participating Interests

        A participating interest is a beneficial equity investment where the Group exercises influence over the investee's operating and financial policies. A participating interest where the Group exercises significant influence over the investee, generally through ownership of twenty percent or more of the entity's voting rights, is considered to be an investment in associate. The Group's investments in associates are recorded at the Group's share of net assets. Goodwill, representing the difference between the consideration paid and the Group's share of net assets at the date of acquisition, relating to such investments made prior to January 1, 1998, has been written off to shareholders' funds in the year of acquisition. For investments made in associates after January 1, 1998, arising goodwill is reflected as an asset on the consolidated balance sheets and is amortized through the consolidated profit and loss accounts over its estimated useful life, not exceeding 20 years. The carrying value of investments in associates is adjusted each year for the Group's share of the entities' profit or loss. This adjustment is included in investment returns. If an investment in associate is sold during the year, the Group's share of the entity's profit and loss is recorded only up to the date of disposal.

        The Group's investments in joint ventures are also recorded at the Group's share net assets. Other participating interests, where significant influence is not exercised, due to ownership being less than twenty percent, are carried as investments on the consolidated balance sheets at fair value.

Sales of Shares by a Subsidiary

        Sales of previously unissued stock by a subsidiary in an initial public offering are accounted for by recognizing any gain or loss in the Group's consolidated profit and loss account. Such gains or losses are based on the difference between the parent company's carrying value and net proceeds from the initial public offering.

Other Financial Investments

        Other financial investments include equity securities; debt and other fixed income securities; mortgage and other loans; loans to policyholders and deposits with credit institutions.

Equity securities and debt and other fixed income securities

        Equity securities are carried at fair value. Debt and other fixed income securities are carried at fair value, except for those held by Jackson National Life, which are carried at amortized cost. Fair value is based on quoted market prices for listed securities, and on quotations provided by external fund managers, brokers, independent pricing services or values as determined by management for unlisted securities. Changes in fair value are recognized in investment returns during the year of the change. Debt and other fixed income securities held by Jackson National Life are carried at amortized cost as permitted by paragraph 24 of Schedule 9A to the UK Companies Act 1985. The amortized cost basis of valuation is appropriate under the provisions of the ABI SORP for Jackson National Life's redeemable fixed income securities as they are held as part of a portfolio of such securities intended to be held to maturity. Debt and other fixed income securities held by Jackson National Life are reduced to net realizable value for declines in fair value considered to be other than temporary.

Mortgage and other loans

        Loans collateralized by mortgages and other unsecured loans are carried at unpaid principal balances, net of unamortized discounts and premiums and an allowance for loan losses, except for loans held by UK insurance operations which are carried at fair value. The allowance for loan losses is maintained at a level considered adequate to absorb losses inherent in the mortgage loan portfolio.

Loans to policyholders

        Loans to policyholders are carried at unpaid principal balances and are fully collateralized by the cash value of policies.

Deposits with credit institutions

        Deposits with credit institutions comprise items, the withdrawal of which are subject to time constraints and are carried at fair value. Changes in fair value are included in investment returns for the year.

Derivatives

        Derivative financial instruments are used to reduce or manage investment, interest rate and currency exposures, to facilitate efficient portfolio management and for investment purposes. The Group's policy is that amounts at risk through derivative transactions are covered by cash or by corresponding assets. Derivative financial instruments used to facilitate efficient portfolio management and for investment purposes are carried at fair value with changes in fair value included in investment returns. For other derivative instruments, various methods of hedge accounting are used and are more fully described in Note 24.

Securities Lending

        The Group is party to various securities lending agreements under which securities are loaned to third parties on a short-term basis. The loaned securities are not removed from the Group's consolidated balance sheets, rather, they are retained within the appropriate investment classification. Management's policy is that collateral in excess of 100% of the fair value of securities loaned is required from all securities borrowers and typically consists of cash, debt securities, equity securities or letters of credit.

        In cases where the Group takes possession of the collateral under its securities lending program, the collateral is included in other financial investments in the consolidated balance sheets with a corresponding liability being recorded to recognize the obligation to return such collateral. To further minimize credit risk, the financial condition of counterparties is monitored on a regular basis.

Linked Business Funds

        Certain long-term business policies are linked to specific portfolios of assets or to an investment-related index. Such policies provide benefits to policyholders, which are wholly or partly determined, by reference to the value of or income from specific investments or by reference to fluctuations in the value of an index of investments. The assets supporting the linked policies are maintained in segregated accounts in conformity with applicable laws and regulations. The segregated assets are reported at fair value within assets held to cover linked liabilities on the consolidated balance sheets. The technical provisions for linked liabilities on the consolidated balance sheets are determined based on the fair value of the underlying assets supporting the policies.

Tangible Assets

        Tangible assets, principally computer equipment, software development expenditure, and furniture and fixtures, are capitalized and depreciated on a straight-line basis over their estimated useful lives, generally 3 to 10 years. Leasehold improvements are depreciated over the life of the lease. Assets held under finance leases are capitalized at their fair value.

Banking Business Assets and Liabilities

        Banking business assets consist primarily of certificates of deposit and short-term deposits with credit institutions carried at fair value and mortgage loans carried at outstanding principal balances, net of allowances for loan losses, which approximates fair value. Loan provisions are recorded for the overall loan portfolio to cover bad debts which have not been separately identified but which are known from experience to be present in the portfolio. For loans in default, specific loan provisions are recorded. General provisions are raised in respect of losses, which although not specifically identified, are known from experience to be present in any such portfolios. The level of general provision is determined by the application of a number of basis points to the aspects of the portfolio which are not currently identified as delinquent but which experience suggests contains lending for which there exists probable inherent losses. The number of basis points applied to the portfolios are regularly assessed against recent experience and adjusted if appropriate. Changes in loan provisions during the year are included in the consolidated profit and loss accounts.

        Liabilities relating to the Group's banking business consist primarily of customer short-term or demand deposits, including interest accrued on the deposits.

Business Acquisitions

        Business acquisitions are accounted for by applying the purchase method of accounting, which adjusts the net assets of the acquired company to fair value at the date of purchase. The difference between the fair value of the net assets of the acquired company and the fair value of the consideration given represents goodwill. Revenues and expenses of acquired entities are included in the consolidated profit and loss accounts from the date of acquisition in the year acquired. Gross premiums of the entities are separately presented in the consolidated profit and loss account.

        Effective January 1, 1998, goodwill arising from acquisitions is reflected as an asset on the consolidated balance sheets and is amortized through the consolidated profit and loss accounts on a straight-line basis over its estimated useful life, not exceeding 20 years. Prior to January 1, 1998, goodwill relating to acquisitions was charged directly to shareholders' funds. As permitted under the transitional arrangements of FRS 10, "Goodwill and intangible assets", amounts previously charged to shareholders' funds have not been reinstated as assets. Upon disposal of a business acquired prior to January 1, 1998 to which goodwill relates, the original goodwill balance is charged to the consolidated profit and loss accounts in determining the gain or loss on the sale.

        For life insurance company acquisitions, the adjusted net assets include an identifiable intangible asset recorded for the present value of in force business, which represents the profits that are expected to emerge from the acquired insurance business. The present value of in force business is calculated using best estimate actuarial assumptions for interest, mortality, persistency and expenses and is amortized over the anticipated lives of the related contracts in the portfolio.

Shareholders' Dividends

        Shareholders' dividends are accrued in the period to which they relate regardless of when they are declared. Where scrip dividends are issued, the value of such shares, measured as the amount of the cash dividend alternative, is credited to reserves and is transferred from the share premium account.

Share Premium

        Share premium represents the difference between the proceeds received, on issue of shares net of issue costs, and the nominal value of the shares issued.

Foreign Currency Translation

        The profit and loss accounts of foreign subsidiaries are translated to pounds sterling at average exchange rates for the year. Assets and liabilities of foreign subsidiaries are translated at year-end exchange rates. Foreign currency borrowings that have been used to finance or provide a hedge against Group equity investments in overseas subsidiaries are translated at year-end exchange rates. The impact of these currency translations is recorded as a component of shareholders' funds within the consolidated Statements of Total Recognized Gains and Losses.

        Assets and liabilities denominated in other than functional currencies are converted at closing exchange rates at the balance sheet date with the related foreign currency exchange gains or losses reflected in the profit and loss account for the year.

Discontinued Operations

        Discontinued operations consist of all business disposals made during the year, or within three months of the year-end. Prior year amounts are restated for the current year presentation of discontinued operations. Activities of discontinued operations are separately disclosed and included in the Group's consolidated financial statements until the date of disposal.

4 Implementation of FRS 19 on deferred tax

        The Company has implemented FRS 19 "Deferred tax" in these financial statements. There are two primary effects of the implementation of the standard. These are to alter the basis of recognition for deferred tax assets in respect of Jackson National Life and deferred tax provisions on unrealized appreciation on investments.

        On implementation of the standard the Company has chosen not to discount deferred tax assets and liabilities to allow for the time value of money.

        The summary effect, as a result of adopting FRS 19, on the Group's earnings, fund for future appropriations, and shareholders' funds are shown below.

Summarized profit and loss account and earnings per share

	2001		2000		1999
	(In £ Millions)
Profit on ordinary activities before tax	385		947		750
Tax	(21)		(314)		(278)

Profit for the year before minority interests	364		633		472
Minority interests	25		24		—

Profit for the year after minority interests	389		657		472

Basic earnings per share (In Pence)	19.7	p	33.5	p	24.2	p
Balance sheet
Total assets	156,769		154,950

Shareholders' funds	3,950		3,971
Fund for future appropriations	13,202		20,917
Deferred tax provision	2,005		2,777
Technical provisions and other liabilities	137,612		127,285

Total liabilities	156,769		154,950

        For comparative purposes, amounts for the year ended December 31 2000 as previously published before the adoption of FRS 19 are shown below. For clarity, amounts for the year ended December 31 2001 are shown below as if the Company continued to apply SSAP 15, the previous standard on deferred taxes.

	Memorandum only (estimated)		As previously published
Summarized profit and loss account and earnings per share	2001		2000		1999
Profit on ordinary activities before tax	385		947		750
Tax	(123)		(284)		(208)

Profit for the year before minority interests	262		663		542
Minority interests	25		25		—

Profit for the year after minority interests	287		688		542

Basic earnings per share (In Pence)	14.5	p	35.1	p	27.8	p
Balance sheet
Total assets	156,769		154,950

Shareholders' funds	3,897		4,020
Fund for future appropriations	14,981		23,267
Deferred tax provision	279		332
Technical provisions and other liabilities	137,612		127,331

Total liabilities	156,769		154,950

        The shareholder tax charge of £123 million for 2001 on a SSAP 15 basis compares with a charge of £21 million on the FRS 19 basis. Two factors explain the difference of £102 million. For Jackson National Life, on a FRS 19 basis the recognized deferred tax asset increased by £27 million over the year, whereas on a SSAP 15 basis no deferred asset is recognized. The remaining difference of £75 million reflects the accounting treatment of deferred tax on unrealized appreciation on certain equity securities held to cover general business technical provisions and solvency capital. Previously the unrealized appreciation on these securities was regarded as a timing difference that did not require a deferred tax provision on the basis that it was not intended to sell the securities in the foreseeable future. As a result of changes to Inland Revenue rules for the taxation of unrealized appreciation on equities backing general insurance business, this treatment would no longer have been appropriate and a deferred tax provision would be necessary on a SSAP 15 basis as well as a FRS 19 basis. The £75 million represents the deferred tax attaching to the unrealized appreciation as at 1 January 2001, which would already have been provided on the FRS 19 basis. The deferred tax provision at 31 December 2001 on these investments on both a FRS 19 and a SSAP 15 basis is £57 million.

5 Supplemental Earnings Information

        The Group uses operating profit before amortization of goodwill and before tax based on longer term investment returns as a supplemental measure of its results. For purposes of measuring operating profit, investment returns on general business and other shareholder business are based on the expected longer term rate of return. The expected longer term rate of return is based on historical real rates of return and current inflation expectations adjusted for consensus economic and investment forecasts. The only significant general business and shareholder investments that require calculation of an expected longer term rate of return are UK equity securities. For these investments the longer term rate of return is estimated at 7.5%, 8.0% and 8.0% for 2001, 2000 and 1999, respectively. The longer term dividend yield has been assumed to be 2.60%, 2.75% and 2.75% for 2001, 2000 and 1999, respectively.

        For the purposes of determining the longer term investment returns of Jackson National Life for 2001, realized gains and losses arising on debt securities (including the losses arising on the recognition of permanent diminutions in value) have been averaged over five years for inclusion in operating profit. For equity-related investments of Jackson National Life for 2001, a longer term rate of return of 7.75% has been assumed and this rate has been applied to the monthly average carrying value of such investments after excluding the estimated effect of short-term market movements.

        In prior periods longer term investment returns of Jackson National Life included within UK basis operating profit were estimated as the aggregate of investment income and averaged realized gains and losses for both debt securities and other types of security. Comparative figures in the consolidated profit and loss accounts for the years ended December 31 2000 and 1999 have not been restated for the refinement in policy, as the effect is immaterial to the results.

        For the Group's continuing operations with investment portfolios that are both attributable to shareholders and subject to short-term volatility, and the personal lines general (property and casualty) business that was sold in January 2002, a comparison of actual and longer term gains is as follows:

	1993 to 2001	2001	1993 to 2000	2000	1993 to 1999
	(in £ Millions)
Actual gains attributable to shareholders:
Jackson National Life	(181)	(394)	213	(36)	249
General business and shareholders	359	(71)	430	23	407

	178	(465)	643	(13)	656

Longer term gains credited to operating results:
Jackson National Life	196	(26)	222	16	206
General business and shareholders	260	28	232	30	202

	456	2	454	46	408

Excess of actual gains over longer term gains	(278)	(467)	189	(59)	248

        The table shown above compares actual and long term investment gains from 1993 to 2001. 1993 is the earliest practicable year for preparing this information on the current basis of accounting, which was implemented in 1998 on the publication of the ABI SORP. Operating profit excludes gains on business disposals and similar exceptional items.

        In accordance with FRS 3, "Reporting Financial Performance", the presentation of additional supplemental earnings per share information is permitted provided the earnings basis used is applied consistently over time and is reconciled to consolidated profit for the financial year. In determining operating profit as presented in the consolidated financial statements, the Group has used the expected longer term investment return excluding exceptional items as management believe that such presentation better reflects the Group's underlying financial performance.

        The Group's supplemental measure of its results and reconciliation of operating profit before amortization of goodwill based on longer term investment returns to profit on ordinary activities, including the related basic earnings per share amounts, are as follows.

	Before Tax	Tax	Minority Interests	Net	Basic Earnings Per Share
	(In £ Millions, Except Per Share Amounts)
2001
Operating profit before amortization of goodwill based on longer term investment returns	622	(174)	12	460	23.3	p
Amortization of goodwill	(95)	—	—	(95)	(4.8	)p
Short term fluctuations in investment returns*
Jackson National Life	(368)	129	—	(239)	(12.1	)p
Other (principally UK)	(112)	30	13	(69)	(3.5	)p
Merger break fee (net of related expenses)	338	(6)	—	332	16.8	p

Profit on ordinary activities	385	(21)	25	389	19.7	p

2000 (restated+)
Operating profit before amortization of goodwill based on longer term investment returns	840	(260)	11	591	30.2	p
Amortization of goodwill	(84)	—	—	(84)	(4.3	)p
Short-term fluctuations in investment returns*
Jackson National Life	(52)	18	—	(34)	(1.7	)p
Other (principally UK)	4	(15)	13	2	0.0	p
Profit on Egg flotation and business disposals	239	(57)	—	182	9.3	p

Profit on ordinary activities	947	(314)	24	657	33.5	p

1999 (restated+)
Operating profit before amortization of goodwill based on longer term investment returns	776	(269)	—	507	26.0	p
Amortization of goodwill	(54)	—	—	(54)	(2.8	)p
Short-term fluctuations in investment returns*
Jackson National Life	(15)	5	—	(10)	(0.5	)p
Other (principally UK)	43	1	—	44	2.3	p
Adjustment in respect of profit on business disposals relating to tax paid on prior year disposals	—	(15)	—	(15)	(0.8	)p

Profit on ordinary activities	750	(278)	—	472	24.2	p

*
The adjustment from post-tax longer term investment returns to post-tax actual investment returns includes investment return that is attributable to external equity investors in two investment funds of the US fund management operation. These two funds are consolidated as if they were subsidiaries as a result of the Group's effective control of the funds in accordance with FRS 5, "Reporting the substance of transactions", but have no net impact on pre-tax or post-tax operating profit. Total profit, before and after tax, incorporating the adjustment from longer-term investment returns to actual investment returns, includes losses of £13 million attributable to these minority interests.
+
Restated for the implementation of FRS 19 on deferred tax (see Note 4).

        A reconciliation of the weighted average number of ordinary shares used for calculating basic and diluted earnings per share is set out below:

	December 31
Number of shares	2001	2000	1999
	(Millions)
Weighted average shares for basic earnings per share	1,978	1,959	1,947
Shares under option at end of year	16	20	26
Assumed treasury share purchases at average fair value from proceeds of assumed option exercise	(12)	(11)	(14)

Weighted average shares for diluted earnings per share	1,982	1,968	1,959

6 Segment Analysis

        The Group has six reportable business segments: Prudential UK Insurance Operations, M&G and Egg, which are all located in the UK (collectively, "UK Operations"), US Operations, Asian Operations and European Operations. The business segments are determined firstly by the territories in which the Group conducts business, which are the United Kingdom, the United States, Asia and Europe. UK Operations include long-term life insurance business, general (property and casualty) insurance, banking and fund management activities. The general (property and casualty) insurance business was sold on 4 January 2002 as per set out in Note 35. The Asian operations include life insurance business and fund management activities. The US and European operations are engaged principally in life insurance activities.

        During 2001, Prudential combined its UK insurance operations into one reportable segment. This segment comprises the previously reported Prudential Insurance Services, Prudential Financial Services and Prudential Intermediary Business. For comparability, prior periods have been restated to be presented on a consistent basis.

        The accounting policies of the segments are the same as those used in the Group's consolidated accounts described in Note 3, applied on a consistent basis for all periods presented, except that revenue reported by reportable segments includes deposits to unit trusts and other similar products, which are excluded from earned premiums in the consolidated profit and loss accounts.

        The performance measure of reportable segments utilized by management is operating profit before amortization of goodwill and before tax. Operating profit before amortization of goodwill and before tax includes investment gains on investments attributable to shareholders based on the longer term return.

Analysis of Operating Profit before amortization of goodwill and before tax

        The following table presents operating profit before amortization of goodwill and before tax (based on longer term investment returns) by segment:

	2001	2000	1999
	(In £ Millions)
UK Operations
UK Insurance Operations	435	468	454
M&G	75	125	87
Egg	(88)	(155)	(150)

Total UK Operations	422	438	391

US Operations
Jackson National Life	282	459	457
Banking, broker dealer and fund management	16	7	(6)

Total US Operations	298	466	451

Asian Operations
Long-term business and investment products	44	39	27
Development expenses*	(19)	(3)	—

Total Asian Operations	25	36	27

European Operations
Long-term business	5	8	6
Development expenses	(29)	(18)	—

Total European Operations	(24)	(10)	6

Operating profit of reportable segments	721	930	875

Restructuring costs
UK Insurance Operations	(41)	—	(41)
M&G	—	—	(17)

Total restructuring costs	(41)	—	(58)
Group activities	(130)	(123)	(90)

Total continuing operations	550	807	727
Discontinued operations (net of restructuring costs of £7 million, £nil and £12 million)	72	33	49

Operating profit before amortization of goodwill and before tax (based on longer term investment returns)	622	840	776

*
Asian operations development expenses of £14 million and £12 million incurred in 2000 and 1999 respectively have been reclassified as Group activities expenditure.

Analysis of Revenue by Reportable Segment and Geographical Region

        The following table presents revenue by reportable segment and geographical region:

	2001	2000	1999
	(In £ Millions)
UK Operations
Gross premiums:
UK Insurance Operations	8,198	7,469	9,331
M&G
Long-term business(1)	—	239	223
Investment products	1,084	1,328	725

Total gross premiums(2)	9,282	9,036	10,279
Reinsurance premiums ceded	(53)	(18)	—
Investment returns(3)	(2,638)	3,327	14,865
Revenue from banking and investment management and products operations	432	311	192

Total UK Operations	7,023	12,656	25,336

US Operations
Gross premiums	5,008	5,223	4,449
Reinsurance premiums ceded	(77)	(70)	(61)
Investment returns	1,312	1,715	1,609
Revenue from banking, broker-dealer and fund management operations	231	169	7

Total US Operations	6,474	7,037	6,004

Asian Operations
Gross premiums(2):
Long term business	1,793	1,076	655
Investment products	9,027	2,259	582
Reinsurance premiums ceded	(35)	(11)	(7)
Investment returns	85	(138)	512
Revenue from investment management and products operations	18	10	—

Total Asian Operations	10,888	3,196	1,742

European Operations
Gross premiums	197	166	168
Reinsurance premiums ceded	(15)	(10)	(8)
Investment returns	(32)	8	71

Total European Operations	150	164	231

Total revenue for reportable segments	24,535	23,053	33,313

Discontinued Operations and Other(4)
Gross premiums	390	333	318
Reinsurance premiums ceded	(333)	(12)	(11)
Change in unearned premiums	133	(9)	(4)
Investment returns	37	134	175

Total Discontinued Operations and Other	227	446	478

Total revenue	24,762	23,499	33,791

Represented by:
Earned premiums	15,206	14,376	15,053
Investment returns	(1,236)	5,046	17,232
Revenue from banking, broker-dealer, investment/fund management and product operations	681	490	199
Gross premiums from investment products(2)	10,111	3,587	1,307

Total revenue	24,762	23,499	33,791

(1)
In 2000 the long-term business of M&G was transferred to UK Insurance Operations.
(2)
Gross premiums presented by reportable segments include deposits to unit trusts and other similar products (gross premiums from investment products), which are excluded from earned premiums in the consolidated profit and loss accounts.
(3)
Investment returns in respect of UK Operations are not allocated across UK segments.
(4)
Discontinued operations relate to UK general (property and casualty) business.

Other Segment Information

        Selected information is provided below on a segment basis. In cases where information is not allocated to a segment, amounts are provided by geographical region.

	2001	2000	1999
	(In £ Millions)
Claims incurred, net of reinsurance
UK Operations:
UK Insurance Operations	8,366	7,516	6,374
M&G(1)	—	1,242	344
US Operations	4,326	4,866	3,601
Asian Operations	329	309	231
European Operations	28	33	26

Total continuing operations	13,049	13,966	10,576
Discontinued operations(2)	60	247	200

Total claims incurred, net of reinsurance	13,109	14,213	10,776

Change in long-term technical provision, net of reinsurance
UK Operations:
UK Insurance Operations	3,141	4,884	8,928
M&G(1)	—	(1,172)	153
US Operations	1,702	1,305	1,758
Asian Operations	1,227	481	579
European Operations	41	64	157

Total change in long-term technical provisions, net of reinsurance	6,111	5,562	11,575

Investment expenses and charges and net operating expenses
UK Operations:
UK Insurance Operations	1,730	1,385	1,424
M&G	4	119	78
Egg and UK banking	4	—	—
US Operations	319	298	212
Asian Operations	378	274	134
European Operations	116	75	43
Corporate expenditure not allocated to segments	63	56	52
Shareholders' interest payable	132	143	131

Total continuing operations	2,746	2,350	2,074
Discontinued operations(2)	95	79	93

Total investment expenses and charges and net operating expenses	2,841	2,429	2,167

(1)
In 2000 the long-term business of M&G was transferred to UK Insurance Operations.

(2)
Discontinued operations relate to UK general (property and casualty) business.

Assets

        An analysis of assets by geographical region is presented below. Except for banking business assets, the assets of the UK and European Operations are managed and analyzed as a whole.

	UK and Europe	US	Asia	Total
	(In £ Millions)
December 31, 2001
Insurance and investment operations:
Investments	89,042	26,711	4,149	119,902
Deferred acquisition costs	1,452	1,485	267	3,204
Linked assets	13,074	3,522	857	17,453
Other	5,794	1,121	323	7,238

	109,362	32,839	5,596	147,797
Banking business assets	8,037	935	—	8,972

Total assets	117,399	33,774	5,596	156,769

December 31, 2000
Insurance and investment operations:
Investments	91,610	24,136	2,765	118,511
Deferred acquisition costs	1,550	1,264	138	2,952
Linked assets	13,940	3,739	644	18,323
Other	5,415	892	254	6,561

	112,515	30,031	3,801	146,347
Banking business assets	7,895	708	—	8,603

Total assets	120,410	30,739	3,801	154,950

Analysis of the Fund for Future Appropriations ("FFA") and Net Technical Provisions

        A segment analysis of the FFA and technical provisions (net of reinsurers' share) is set out below.

	December 31
	2001	Restated* 2000
	(In £ Millions)
Fund for future appropriations:
Group Companies, excluding Scottish Amicable Insurance Fund (SAIF)(1)	11,388	17,835
SAIF(2)	1,814	3,082

	13,202	20,917
Technical provisions (net of reinsurers' share)	116,213	110,144

	129,415	131,061

Comprising:
UK Operations	98,832	103,543
US Operations	25,055	23,585
Asian Operations	4,894	3,340
European Operations	634	593

Total	129,415	131,061

*
The fund for future appropriations and technical provisions (net of reinsurers' share) for 2000 are £2,350 million and £46 million respectively lower than previously reported following the implementation of FRS 19 on deferred tax.

(1)
Principally the with-profits fund of PAC.

(2)
Closed to new business and wholly attributable to, but not allocated to, policyholders.

Analysis of Shareholders' Funds

        An analysis of shareholders' funds by segment is set out below:

	December 31
	2001	Restated* 2000
	(In £ Millions)
UK Operations	1,203	1,247
US Operations (principally Jackson National Life)	2,498	2,333
Asian Operations	402	315
European Operations	58	60
Other Operations(1)	(211)	16

Total shareholders' funds	3,950	3,971

*
Shareholders' funds for UK and US Operations are £56 million lower and £7 million higher respectively than previously reported following the implementation of FRS 19 on deferred tax.

(1)
Other Operations represent operations managed centrally and not allocated to a business segment.

7 Discontinued General Business Operations

      In November 2001, Prudential announced the transfer of its UK property and casualty business to Winterthur Insurance and the Churchill Group, its UK subsidiary. The sale was completed in January 2002. Accordingly this business has been classified as discontinued operations in the financial statements in addition to the UK commercial general business which has been in run-off since 1993 and had previously been classified as discontinued operations.

	2001	2000	1999
	(In £ millions)
Underwriting results
Excluding restructuring costs	42	(14)	21
Restructuring costs	(7)	—	(12)

Inclusive of restructuring costs	35	(14)	9

Investment returns	37	47	40

Operating profit:
Excluding restructuring costs	79	33	61
Restructuring costs	(7)	—	(12)

Inclusive of restructuring costs	72	33	49

        The general business reserves for claims outstanding and changes thereto and a reconciliation to the consolidated balance sheets is set out below:

	December 31
	2001	2000
	(In £ Millions)
General business technical provision for claims outstanding and equalization provision, beginning of year	440	394
Less: Reinsurers' share of claims outstanding	(45)	(44)

Net provisions, beginning of year	395	350

Effect of changes in foreign currency exchange rates	1	6

Claims incurred:
Attributable to the current year(1)	61	232
Attributable to prior years	(3)	7
Change in equalization provision	2	8

Total claims incurred, net of reinsurance	60	247

Payments, net of reinsurance:
Attributable to the current year	(131)	(117)
Attributable to prior years	(117)	(91)

Total payments, net of reinsurance	(248)	(208)

Net provisions, end of year	208	395
Reinsurers' share of claims outstanding(1)	204	45

General business technical provision for claims outstanding and equalization provision, end of year	412	440
Claims outstanding on long-term business	608	620

Total claims outstanding and equalization provision	1,020	1,060

(1)
On 31 December 2001 the insurance liabilities of the UK property and casualty business were almost wholly reassured to Winterthur, as part of the transfer arrangements of that business (see also Note 35).

8 Long-Term Business Provisions, Premiums, and Policyholders' Bonuses

(a)  Long-term Business Provision and Technical Provisions for Linked Liabilities

        The following table provides an analysis of technical provisions between with-profits and non-participating business:

	December 31
	2000	2001
SAIF(1)	11%	11%
Financed by with-profits funds:
With-profits business	44%	43%
Non-participating(2)	8%	8%
Shareholder financed business:
Non-participating	22%	21%
Linked business	15%	17%

Total	100%	100%

(b)  Gross premiums

        The following table provides an analysis of gross premiums between with-profits and non-participating business:

	2001	2000	1999
SAIF(1)	2%	4%	4%
Financed by with-profits funds:
With-profits business	35%	32%	37%
Non-participating(2)	3%	4%	10%
Linked business	0%	1%	1%
Shareholder financed business:
Non-participating	49%	45%	36%
Linked business	11%	14%	12%

Total	100%	100%	100%

(1)
SAIF is the Scottish Amicable Insurance Fund, a separate sub-fund established within PAC's long-term business fund. This sub-fund contains all the with-profits business and all other pension businesses that were transferred to PAC from the Scottish Amicable Life Assurance Society in 1997. No new business is written in the sub-fund.

(2)
Annuity business written by Prudential Annuities Limited a subsidiary of the PAC with-profits fund, and by a separate sub-fund of the PAC with-profits fund, which comprises non-participating and linked business purchased from the Scottish Amicable Life Assurance Society

(c)  Policyholders' bonuses

        Bonuses declared for the year in respect of the Group's with-profits business are included in the change in long-term business provision or, where the policy is no longer in force, in claims incurred. The total cost of policyholders' bonuses was £3,536 million, £3,454 million and £3,395 million for the years ended December 31, 2001, 2000 and 1999, respectively.

9 Investment Returns

        The sources of investment returns are as follows:

	Long-Term Business			Non-Technical Account
	2001	2000	1999	2001	2000	1999
	(In £ Millions)
Investment income from:
Equity securities	1,122	1,258	1,438	10	10	13
Debt and other fixed income securities	3,700	3,252	2,689	46	12	43
Land and buildings	764	716	617	—	—	—
Mortgage and other loans	266	266	217	—	—	—
Linked assets	368	395	402	—	—	—
Other	455	369	368	37	86	44

Total investment income	6,675	6,256	5,731	93	108	100

Net realized gains (losses) from:
Equity securities	2,016	5,974	4,304	106	48	64
Debt and other fixed income securities	369	550	214	—	(17)	(2)
Land and buildings	288	143	103	—	—	—
Linked assets	49	909	434	—	—	—
Other	(3)	3	31	—	1	—

Total realized gains	2,719	7,579	5,086	106	32	62

Net unrealized (losses) gains from:
Equity securities	(8,313)	(7,131)	5,997	(162)	(15)	27
Debt and other fixed income securities	(588)	(726)	(1,558)	—	9	(13)
Land and buildings	(206)	369	627	—	—	—
Linked assets	(1,486)	(1,522)	1,172	—	—	—
Other	(74)	88	1	—	(1)	—

Total net unrealized (losses) gains	(10,667)	(8,922)	6,239	(162)	(7)	14

Total investment returns	(1,273)	4,913	17,056	37	133	176

10 Net Operating Expenses

        A summary of operating expenses is shown below:

	Long-term Business			Discontinued General Business
	2001	2000	1999	2001	2000	1999
		(In £ Millions)
Policy acquisition costs for the year	1,058	1,126	928	44	31	26
Change in deferred acquisition costs	(217)	(119)	(88)	(12)	(1)	0
Administrative expenses	1,143	657	729	63	49	67
Amortization of present value of acquired in-force business:
Adjustment in respect of in force business of M&G	(20)	47	3	—	—	—
Other in force business	18	18	19	—	—	—

Total	1,982	1,729	1,591	95	79	93

        Net operating expenses in the consolidated profit and loss accounts also include corporate expenditures relating to the non-technical account of £63 million, £56 million and £52 million for 2001, 2000 and 1999, respectively. Corporate expenditures include £14 million and £12 million for 2000 and 1999 respectively in respect of Asian Operations development expenses that were previously included within long-term business administrative expenses.

        Administrative expenses include £193 million, £nil and £48 million (long-term business) and £7 million, £nil and £12 million (general business) of UK restructuring costs for 2001, 2000 and 1999 respectively. £41 million, £nil and £48 million (long-term) and £7 million, £nil and £12 million (general business) of the total restructuring costs for 2001, 2000 and 1999 respectively are borne by shareholder financed operations. See Note 34 for further information regarding the restructuring provision.

11 Fees Payable to Auditors

        Prudential paid fees to audit firms as follows:

	KPMG 2001	KPMG 2000	KPMG 1999	PwC 1999	Total 1999
	(In £ Millions)
Statutory audit fees	2.3	1.9	1.2	0.4	1.6
Audit related services:
Regulatory returns and achieved profits basis audits	0.6	0.4	0.2	0.1	0.3
Tax and accounting advice	0.3	0.3	0.2	0.4	0.6
US GAAP work (including in 2000 work in connection with the listing of shares on the New York Stock Exchange)	0.2	0.7	—	—	—
Acquisitions	3.3	0.3	—	—	—
Consultancy services:
Regulatory reviews	10.7	13.9	1.2	—	1.2
Other services	2.7	4.4	3.9	6.0	9.9

Total	20.1	21.9	6.7	6.9	13.6

        In October 1999 KPMG Audit Plc (KPMG) replaced PricewaterhouseCoopers (PwC) as auditors of Prudential with the exception of companies managed by Egg which changed auditors in 2000. KPMG were already engaged in performing regulatory reviews prior to their appointment as auditors of the Group.

        Statutory audit fees include £0.1 million for 2001, 2000 and 1999 in respect of the parent company. Audit related and consultancy fees payable to KPMG and its associates include £16.6 million, £18.8 million and £5.1 million for 2001, 2000 and 1999 respectively, for work performed in the UK.

12 Investment Expenses and Charges

        A summary of investment expenses and charges is shown below:

	Long-term Business			Non-Technical Account
	2001	2000	1999	2001	2000	1999
	(In £ Millions)
Interest payable on core structural borrowings	—	—	—	118	131	122
Interest on other bank loans and overdrafts	45	33	29	0	0	0
Interest on other borrowings	137	116	26	44	12	9

Total interest expense	182	149	55	162	143	131
Investment management expenses	357	272	244	0	1	1

Total	539	421	299	162	144	132

        Core structural borrowings comprise those borrowings required to support the Group's main business activities. Interest payable on these borrowings has been separately identified and prior year numbers have been restated accordingly.

        Long-term business interest expense includes £128 million, £102 million and £18 million for 2001, 2000, and 1999, respectively, in respect of funding arrangements entered into by Jackson National Life. Interest expense in the non-technical account includes £12 million, £12 million, and £9 million for 2001, 2000, and 1999, respectively, in respect of non-recourse borrowings of investment funds managed by PPM America, which are consolidated as if they were subsidiaries, as a result of the Group's effective control of the funds; £4 million for 2001 and £nil for both 2000 and 1999 in respect of the UK Banking debenture loan and £28 million and £nil for both 2000 and 1999 in respect of commercial paper borrowings that support a short-term fixed income securities reinvestment programme. Long-term business investment management expenses include management fees charged by M&G and the Group's US and Asia fund management operations and fees paid to external property managers.

13 Goodwill

	December 31
	2001	2000	1999
	(In £ Millions)
Balance at beginning of year	1,611	1,582	59
Adjustment in respect of 1999 acquisitions	—	5	—
Additions:
Orico Life Insurance Company, Japan	139	—	—
YoungPoong Life, Korea	17	—	—
M&G Group plc	—	—	1,527
Taiwanese operations	—	67	50
US banking and broker dealer operations	3	63	—
Other operations	12	—	—
Disposal of M&G institutional fund management business	—	(22)	—
Amortization expense charged to the profit and loss account	(95)	(84)	(54)

Balance at end of year	1,687	1,611	1,582

        The cumulative goodwill charged against the Group's reserves arising on acquisitions of subsidiary undertakings prior to 1999 that are still owned by the Group amounted to £589 million at both December 31, 2001 and 2000 and £679 million as at December 31, 1999.

14 Tax

        The tax expense for certain long-term business operations is attributable to shareholders and to policyholders. The shareholders' portion of tax is determined using the long-term effective tax rate of the underlying business applied to the profits transferred to the non-technical account. A summary of the tax expense attributable to shareholders' profits and the long-term business technical account in the consolidated profit and loss accounts is shown below:

	Attributable to Shareholders' Profits			Attributable to Long-Term Funds
		Restated*			Restated*
	2001	2000	1999	2001	2000	1999
	(In £ Millions)
Current tax expense (benefit):
UK	110	145	117	291	784	538
Foreign	(35)	145	190	186	170	168

	75	290	307	477	954	706

Deferred tax expense (benefit):
UK	(47)	23	(29)	(684)	(818)	429
Foreign	(7)	1	—	(34)	30	65

	(54)	24	(29)	(718)	(788)	494

Total	21	314	278	(241)	166	1,200

        An analysis of the tax expense by the nature of the expense attributable to shareholders' profits and long-term funds is as follows:

	Attributable to Shareholders' Profits			Attributable to Long-Term Funds
		Restated*			Restated*
	2001	2000	1999	2001	2000	1999
	(In £ Millions)
UK corporation tax	(1)	2	(52)	286	802	507
Double tax relief	(1)	—	—	(27)	(12)	(12)
Tax on franked investment income	—	—	2	—	—	3
Overseas tax	(152)	(22)	(15)	186	170	168
Prior year adjustments	(6)	(8)	42	32	(6)	40

	(160)	(28)	(23)	477	954	706
Deferred tax	(54)	24	(29)	(718)	(788)	494

	(214)	(4)	(52)	(241)	166	1,200
Shareholder tax attributable to balance on the long-term business technical account	235	318	330	—	—	—

Total shareholders' tax expense	21	314	278	(241)	166	1,200

*
Restated for the implementation of FRS 19 on deferred tax (see Note 4)

        An analysis of shareholders' tax expense allocated to the various sources of profit giving rise to the taxes is as follows:

	2001	Restated* 2000	Restated* 1999
	(In £ Millions)
Long-term business:
UK Operations	120	125	137
Jackson National Life	99	161	158
Asian Operations	17	8	8
European Operations	(1)	(2)	0

Total long-term business(1)	235	292	303
General business and shareholders	(61)	(32)	(34)

Total tax on operating profit	174	260	269
Tax on short-term fluctuations in investment returns	(159)	(3)	(6)
Tax on merger break fee	6	—	—
Tax on profit on Egg flotation and business disposals	—	57	15

Total	21	314	278

(1)
The tax charge on long-term business for 2000 and 1999 excludes the tax related to M&G long-term business that has now been transferred to UK Operations.

        The following table reconciles the Group's statutory and the effective tax rates:

	2001	Restated* 2000	Restated* 1999
	(In £ Millions Except Percentages)
UK statutory tax rate	30.0%	30.0%	30.3%

Tax expenses at statutory rate	116	284	227
Non-taxable book losses (gains) on sales of subsidiaries/associates	—	(44)	28
Utilization of acquired capital losses against merger break fee	(95)	—	—
Other capital gains and utilisation of acquired capital losses	(22)	27	(26)
Different local basis of tax on overseas profits	6	23	52
Utilization of brought forward tax losses	(1)	—	(1)
UK tax basis of insurance profits	(8)	(8)	(2)
Non-taxable foreign exchange losses	5	9	—
Disallowable amortization of goodwill	29	25	16
Other	(9)	(2)	(16)

Tax expense	21	314	278

Effective tax rate	5.5%	33.2%	37.1%

*
Restated for the implementation of FRS 19 on deferred tax (see Note 4)

        The effective tax rate on total profit was 5.5% in 2001 compared to 33.2% in 2000 principally due to tax payable on the American General merger break fee being relieved against capital losses available to the Group and acquired during the year.

        The components of the net deferred income tax liability by category at December 31, 2001 and 2000 respectively are as follows. The balances have not been discounted.

	Liability Provided (Asset Recognized)
Deferred income tax	2001	Restated* 2000
	(In £ Millions)
Unrealized gains on investments	1,857	2,679
Deferred acquisition costs	465	391
Short-term timing differences	(471)	(359)
Long-term business technical provisions and other insurance items	186	107
Capital allowances	(32)	(41)

Total	2,005	2,777

14 Tax (Continued)

        The components of the net deferred income tax liability by fund are as follows:

	Liability Provided (Asset Recognized)
Deferred income tax	2001	Restated* 2000
	(In £ Millions)
Scottish Amicable Insurance Fund	145	247
PAC with-profits funds(1)	1,795	2,366
Jackson National Life	(45)	(7)
Other long-term business operations	68	87
Other operations	42	84

Total	2,005	2,777

(1)
Includes deferred tax charges in respect of non-participating annuity business written by a subsidiary, Prudential Annuities Limited, financed by the PAC with-profits fund.

        A potential deferred tax asset of £17 million relating to realized losses has not been recognized.

        A reconciliation of the movement in the net deferred income tax liability is set out below:

	2001	Restated* 2000
	(In £ Millions)
Restated deferred tax liability at beginning of year	2,777	3,541
Deferred tax credited in profit and loss account for the year	(772)	(764)

Deferred tax liability at the end of year	2,005	2,777

*
Restated for the implementation of FRS 19 on deferred tax (see Note 4)

15 Merger Break Fee

      In March 2001 the Company entered into a merger agreement with American General Corporation, a US investment, life insurance and consumer finance group. On May 11, 2001, following the termination of the merger and in accordance with the terms of the agreement, a fee of US $600 million (£423 million) was paid to the Company by American General. After deducting employment costs incurred as a consequence of the proposed merger for the Company's US Operations, adviser costs, and other directly related expenses of £85 million, an exceptional item of £338 million before tax has been accounted for within the Group's results.

16 Acquisitions and Disposals

Acquisitions in 2001

        In February 2001, Prudential acquired 100% of Orico Life Insurance Company of Japan for a cash consideration including expenses of £139 million. In November 2001, Prudential acquired 100% of YoungPoong Life, a Korean life insurance company, for a cash consideration including expenses of £23 million. Other acquisitions during 2001 included the purchases of PT Assuransi Jiwa Allstate, Indonesia and Allstate Life Insurance Company of the Philippines. Prudential also increased its holdings in its Indonesian subsidiary, PT Prudential BancBali Life Assurance, and in its Taiwanese subsidiaries, Prudential Life Assurance Company and Prudential Securities Investment Trust Company.

        The effect of the above transactions, which have been accounted for as acquisitions, was:

	Japan	Korea	Other	Total
	(In £ millions)
Investments	578	50	5	633
Technical provisions	(587)	(44)	—	(631)
Other net assets	9	—	—	9

Net assets acquired	0	6	5	11

Total fair value of consideration including costs of acquisition	139	23	20	182

Goodwill recognized as an asset on the consolidated balance sheet	139	17	15	171

        The goodwill relating to these acquisitions is being amortized over 20 years.

Acquisitions in 2000

Taiwanese operations

        In September 2000, Prudential increased its holding in its subsidiary Prudential Life Assurance Company, Taiwan (formerly Chinfon Life Insurance Company of Taiwan) from 74% to 81%. In October 2000, Prudential purchased an 89% interest in Core Pacific Securities Investment Trust Enterprise, a Taiwanese fund management company, which was renamed Prudential Securities Investment Trust Company.

US operations

        During February 2000, Prudential's US operations acquired three branches of Fidelity Federal Bank for a cash consideration of £7 million. In September 2000, Prudential's US subsidiary Jackson National Life acquired Highland Bancorp, Inc. for US$110 million (£76 million). Highland Bancorp, Inc. is the holding company for Highland Federal Bank, which operates seven retail branches in the state of California. Also in September 2000 Jackson National Life acquired IFC Holdings for US$42 million (£29 million). IFC Holdings is the holding company of Invest, a bank broker-dealer, which is a third party marketing organization.

        The effect of the above transactions, which have been accounted for as acquisitions, was:

	US Operations	Taiwanese Operations	Total
	(In £ Millions)
Cash and short term investments	16	—	16
Banking business assets	565	—	565
Banking business liabilities	(535)	—	(535)
Other net assets	1	6	7

Net assets acquired	47	6	53

Total fair value of consideration including costs of acquisition	110	73	183

Goodwill recognized as an asset on the consolidated balance sheet	63	67	130

        The goodwill is being amortized over 15 years for acquisitions by the US operations and over 20 years for acquisitions of the Taiwanese operations.

Acquisitions in 1999

        Acquisitions during 1999 related to the Group's purchases of the M&G Group plc, the UK's largest retail unit trust manager in April and of a majority holding in Chinfon Life Insurance Company of Taiwan in November. The effect of these transactions, which have been accounted for as acquisitions, was:

	Book Value Before Acquisition	Fair Value Adjustments	Fair Value at Acquisition
	(In £ Millions)
Investments	732	—	732
Assets held to cover linked liabilities	3,981	—	3,981
Long-term business provision	(399)	—	(399)
Technical provisions for linked liabilities	(3,981)	—	(3,981)
Other net assets	54	47	101

Net assets acquired	387	47	434

Total fair value of consideration including costs of acquisition in respect of:
M&G Group plc			1,943
Chinfon Life Insurance Company of Taiwan			68

Total fair value of consideration including costs of acquisition			2,011

Goodwill recognized as an asset on the consolidated balance sheet			1,577

        The goodwill relating to these acquisitions is being amortized over 20 years.

        The fair value adjustment of £47 million shown above is for the present value of in force long-term business relating to M&G Group plc.

        The amounts included in the profit and loss accounts for the years ended December 31, 2001 and 2000, in respect of acquired operations were not material.

        The 1999 long-term business technical and non-technical accounts include the following amounts in respect of operations acquired during the year ended December 31, 1999 respectively from the date of acquisition:

Long Term Business Technical Account	1999
(In £ Millions)
Gross premiums	246

Earned premiums, net of reinsurance	245
Investment returns	401
Claims incurred, net of reinsurance	(369)
Change in long-term business provision, net of reinsurance	(154)
Net operating expenses	(75)
Investment expenses and charges	(3)
Tax attributable to the long-term business technical account	(37)

Balance on the long-term technical account after tax	8

Non-technical account
Balance on the long-term business technical account after tax	8
Tax credit attributable to balance on the long-term business technical account	2

Balance on the long-term business technical account before tax	10
Investment management and products result	31

Profit on ordinary activities before tax	41

Analyzed as:
Operating profit before restructuring costs	56
Restructuring costs	(7)

Operating profit	49
Short-term fluctuations in investment returns	(8)

Profit on ordinary activities before tax	41

Unaudited pro forma information

        Consolidated earned premiums, revenue from banking, broker-dealer and investment management operations, profit for the financial year and related earnings per share are shown on a pro forma basis for all the acquisitions referred to above for the period of acquisition and the immediately preceding period. These pro forma amounts have been derived by adding pre-acquisition revenue and other components of net profit included in the Group's consolidated profit and loss accounts post-acquisitions.

	Pro Forma (Unaudited)
	2000 and 1999 Acquisitions Restated*
	2000		1999
	(In £ Millions, Except Per Share Amounts)
Earned premiums	14,376		15,314
Revenue from banking, broker dealer and investment management operations	581		326
Consolidated net profit	664		451
Earnings per share	33.9	p	23.2	p

*
Restated for the implementation of FRS 19 on deferred tax (see Note 4)

        The pro forma effects of 2001 acquisitions are not material to the financial statements for the years ended December 31, 2001 and 2000. The presentation for 2000 and 1999 includes the acquisition of the Fidelity Bank branches, Highland Bancorp, IFC Holdings, Core Pacific Securities Investment Trust Enterprise, and additional shares in Chinfon Life Insurance Company of Taiwan as if they had been acquired as of January 1, 1999.

Disposals in 2001 and 1999

        There were no disposals during 2001 and 1999.

Disposals in 2000

Sale of investment in associate

        In June 2000 Prudential sold 68% of its holding in St James's Place Capital plc, a company quoted on the London Stock Exchange, for cash proceeds of £213 million. After taking into account attributable net assets of £53 million and attributable goodwill of £61 million, which was charged to reserves on acquisition, the profit on disposal of this portion was £99 million. The remaining 32% of Prudential's holding in St James's Place Capital plc was sold in July 2000 for £79 million. After taking into account attributable net assets of £26 million and goodwill of £29 million, the realized gain of £24 million was included in investment returns in the profit and loss account for the year ended December 31, 2000. The goodwill of £90 million was credited back to reserves.

Share of exceptional gain of associate company

        The profit and loss account for 2000 also includes a gain of £21 million that relates to Prudential's share of the profit realized by St. James's Place Capital plc, an associate company at the time of sale, on the disposal of its interest in Global Asset Management, a Bermuda-based fund manager.

Transfer of investment management activities

        In June 2000 Prudential transferred £12 billion of its UK institutional equity fund management business to Deutsche Asset Management. The business transferred comprised the management of third party institutional funds. After taking account of goodwill of £22 million attached to this business, there was no gain or loss to Prudential as a result of the transfer.

Initial Public Offering of Egg plc

        In June 2000 Prudential sold 73 million shares of its holding in Egg plc, in an initial public offering (IPO) and raised £90 million after deduction of expenses. At the same time, Egg issued 93 million new shares to the market with total proceeds, after deduction of expenses, of £149 million. The IPO price was £1.60 per share.

        Total proceeds from the IPO, net of expenses, were £239 million, resulting in a profit for Prudential of £119 million. As a result of the IPO, the Group's ownership percentage was reduced from 100% to 79%.

17 Present Value of Future Profits

        The balance of the present value of future profits of acquired in force long-term business is recorded in the consolidated balance sheets as of December 31 of each year. Changes in the balance for the year are as follows:

	2001	2000	1999
	(In £ Millions)
Balance at beginning of year	133	170	138
Exchange adjustment	4	9	—
Additions	—	—	47
Interest accrued at rates ranging from 8.25% to 10.25% (net of tax)	11	17	16
Amortization(1)	(24)	(34)	(31)
Adjustment on reassessment of value at acquisition of M&G business	14	—	—
Charge to profit and loss account arising from reinsurance transaction	—	(29)	—

Balance at end of year	138	133	170

(1)
Amortization in the long-term technical account includes a £20 million credit (2000 £47 million charge, 1999 £3 million charge) in respect of in force business of M&G acquired in 1999.

        The present value of future profits relates primarily to the acquisition of M&G in 1999, the additional investment in the Malaysian operations in 1998, and the acquisitions of Scottish Amicable in 1997 and of Jackson National Life in 1986. The discount rate used for recording the present value of future profits for M&G was 8.25%, the additional investment in the Malaysian operations was 10.25%, Scottish Amicable was 9.25% and Jackson National Life was between 8.5% and 9.0%.

        In December 2000, the long-term business of M&G was transferred to UK Operations. As part of the transfer, the Group entered into a reinsurance arrangement under which the present value of acquired in force business formerly of M&G was partially written down. The present value of future margins related to advances from reinsurers is shown separately in the balance sheet.

        The percentage of the present value of future profits as of December 31, 2000 that is expected to be amortized in 2002 and each of the subsequent four years is 9.0%, 9.3%, 9.5%, 9.8%, and 10.2% respectively.

18 Reinsurance

        The Group cedes certain business to other insurance companies. Although the ceding of reinsurance does not relieve the Group of liability to its policyholders, the Group participates in such agreements for the purpose of limiting its loss exposure. The Group evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure from reinsurer insolvencies. The effects of reinsurance ceded on claims paid, change in the provision for claims incurred and change in the long-term business provision, as presented in the long-term business technical account and the general business technical account, are summarized as follows:

	Long-Term Business			Discontinued General Business
	2001	2000	1999	2001	2000	1999
		(In £ Millions)
Claims paid:
Gross amount	(13,209)	(13,936)	(10,518)	(254)	(215)	(227)
Reinsurers' share	130	95	89	6	7	9

Claims paid, net of reinsurance	(13,079)	(13,841)	(10,429)	(248)	(208)	(218)

Change in the equalization provision	—	—	—	(2)	(8)	(7)

Change in the provision for claims:
Gross amount	31	(128)	(153)	32	(31)	35
Reinsurers' share	(1)	3	6	158	—	(10)

Change in the provision for claims, net of reinsurance	30	(125)	(147)	190	(31)	25

Total claims incurred, net of reinsurance	(13,049)	(13,966)	(10,576)	(60)	(247)	(200)

Change in long-term business provision:
Gross amount	(7,233)	(6,239)	(6,778)
Reinsurers' share	221	123	33

Change in long-term business provision, net of reinsurance	(7,012)	(6,116)	(6,745)

        The Group has reinsurance agreements with Swiss Re Group, which account for approximately 36% and 60% of the reinsurers' share of technical provisions and debtors arising out of reinsurance operations at December 31, 2001 and 2000, respectively.

        In addition, in connection with the transfer of the UK property and casualty business to Winterthur Insurance, the Group has reinsurance agreements with Winterthur Insurance which account for approximately 25% of the reinsurers' share of technical provisions and debtors arising out of reinsurance operations at December 31, 2001. No other reinsurance group accounts for more than 10% at either year end.

19 Land and Buildings

        The carrying value of land and buildings is comprised as follows:

	December 31
	2001	2000
	(In £ Millions)
Fair value:
Freehold	6,309	6,111
Leasehold with a term of 50 years or over	4,071	4,033
Leasehold with a term of less than 50 years	107	159

Total	10,487	10,303

        The cost of land and buildings was £7,368 million and £6,970 million at December 31, 2001 and 2000, respectively. The fair value of land and buildings occupied by the Group was £233 million and £230 million at December 31, 2001 and 2000, respectively.

        The practice in the UK for long-term leases is to pay a substantial portion of the lease obligation upon initiation of the lease with insignificant annual rental payments thereafter. As such, there are no material future minimum lease commitments for long-term leases.

        Minimum future rentals to be received on non-cancelable operating leases and subleases for land and buildings for the year ended December 31, 2002 and the succeeding four years are £501 million, £487 million, £472 million, £454 million, and £439 million, respectively, and £8,623 million thereafter.

        At December 31, 2001, the carrying value of properties that were non-income producing for the last twelve months preceding the consolidated balance sheet date was £642 million, primarily representing properties under development.

20 Investments in Associates and Other Participating Interests

        The Group's investments in associates and other participating interests are as follows:

	December 31
	Cost		Carrying Value
	2001	2000	2001	2000
	(In £ Millions)
Investments in associates	16	15	10	13
Interests in joint ventures	34	34	29	34
Other participating interest	24	24	48	36

Total	74	73	87	83

        Investments in which the Group holds a participating interest and exercises significant influence are recorded as investments in associates. Until June 2000 such investments comprised primarily St. James's Place Capital plc, an insurance holding company incorporated in England and Wales and listed on the London Stock Exchange. As discussed in Note 16, the Group's interest in St James's Place Capital plc was sold during 2000. Fee income received from a subsidiary of St. James's Place Capital plc, amounted to £25 million, £22 million and £18 million in 2001, 2000, and 1999 respectively.

        At December 31, 2001, the investment in associate comprised IFonline plc, a company whose principal activity is mortgage intermediation. Egg plc has a 37% share in the total issued share capital of IFonline plc acquired in July 2000 for £15 million. The fair value of net assets acquired was £4 million, resulting in goodwill of £11 million. The goodwill arising on the acquisition is being amortized over ten years.

        The changes in investments in associates for 2001 and 2000 are as follows:

	Share of Capital	Share of Reserves	Convertible Loan	Goodwill	Total Share of Investment
	(In £ Millions)
Balance at January 1, 2000	16	45	—	—	61
Profit for the year after tax	—	3	—	—	3
Share of exceptional gain after tax	—	14	—	—	14
Dividends received	—	(1)	—	—	(1)
Additions	1	3	—	11	15
Disposals	(16)	(63)	—	—	(79)

Balance at December 31, 2000	1	1	—	11	13
Profit for the year after tax	—	(4)	—	—	(4)
Additions	2	—	1	(1)	2
Amortization of goodwill	—	—	—	(1)	(1)

Balance at December 31, 2001	3	(3)	1	9	10

        Interests in joint ventures are valued on a net equity basis and mainly reflect ventures with the Bank of China in Hong Kong, The Industrial Credit and Investment Corporation of India (ICICI) in India, and China International Trust and Investment Corporation (CITIC) in China. The differences between the investments on a gross and net equity basis are not material. The other participating interest relates to the Group's 15% interest in Life Assurance Holding Corporation Limited, a holding company for UK life assurance companies.

        In addition to the participating interests shown in the table above, the Group, through its life fund venture capital activities, has investments that are accounted for as portfolio investments under FRS 9, "Joint Ventures and Associates". The Company has provided loans to a number of these companies, which amounted to £235 million and £160 million at December 31, 2001 and 2000, respectively. These amounts are shown as other loans on the consolidated balance sheets.

21 Other Financial Investments

	December 31
	Carrying Value		Cost
	2001	2000	2001	2000
	(In £ Millions)
Equity securities carried at fair value:
UK corporate:
Utilities, industrial and other	6,765	9,316	2,961	4,089
Financial services	7,915	9,542	3,378	3,612
Consumer goods and services	13,807	17,449	7,749	7,846
Other UK corporate	75	2,024	67	896
Overseas corporate	12,386	12,901	11,635	11,099

	40,948	51,232	25,790	27,542

Debt and other fixed income securities—carried at fair value:
UK government	880	1,062	851	938
US government	63	1,622	51	1,460
Local UK and foreign governments	5,164	4,452	5,010	4,211
Corporate	31,159	22,590	30,212	21,380
Mortgage backed securities	72	—	72	—
Other debt securities	507	379	571	487

	37,845	30,105	36,767	28,476

Debt and other fixed income securities—carried at amortized cost:
US government	3	3	74	3
Corporate	13,793	11,285	14,076	11,393
Mortgage backed securities	7,507	7,132	6,412	7,083
Other debt securities	33	69	1,107	69

	21,336	18,489	21,669	18,548

Mortgage and other loans	2,832	2,999	2,817	2,950
Loans to policyholders	804	758	804	758
Deposits with credit institutions	4,176	3,875	4,176	3,875
Other investments	1,387	667	1,382	659

Total	109,328	108,125	93,405	82,808

        The fair value of debt and other fixed income securities carried at amortized cost is analyzed as follows:

	December 31
	2001	2000
	(In £ Millions)
Debt and other fixed income securities:
US government	3	3
Corporate	13,593	10,665
Mortgage backed securities	7,686	7,111
Other debt securities	34	70

Total	21,316	17,849

        Gross unrealized gains on debt and other fixed income securities carried at amortized cost were £599 million and £254 million at December 31, 2001 and 2000, respectively. Gross unrealized losses on these securities were £619 million and £894 million at December 31, 2001 and 2000, respectively.

        All debt securities valued at amortized cost are held by long-term business operations.

        Other financial investments include investments traded on recognized investment exchanges as follows:

	December 31
	2001	2000
	Carrying Value (In £ Millions)
Equity securities—carried at fair value	40,077	50,785
Debt and other fixed income securities—carried at fair value	31,816	26,516
Debt and other fixed income securities—carried at amortized cost	18,308	15,090

Total	90,201	92,391

        Management's determination of fair value for unlisted securities without a readily ascertainable market value is generally based on quoted market prices for similar securities. At December 31, 2001 and 2000, equity securities, debt and other fixed income securities, without a readily ascertainable market value having a cost of £7,953 million and £6,576 million, respectively, had an estimated fair value of £7,763 million and £6,572 million, respectively.

        For those debt and other fixed income securities valued at amortized cost where the maturity value exceeded purchase price, the unamortized difference was £344 million and £186 million at December 31, 2001 and 2000, respectively. For securities valued at amortized cost where the purchase price exceeded maturity value, the unamortized difference was £148 million and £nil at December 31, 2001 and 2000, respectively.

        The cost and fair values of debt and other fixed income securities by contractual maturity at December 31, 2001 are shown below. Fixed maturities not due at a single maturity date have been included in the table in the final year of maturity. Expected maturities may differ from contractual maturities because some borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

	Cost	Fair Value
	(In £ Millions)
Due in one year or less	1,620	1,687
Due after one year through five years	8,998	9,326
Due after five years through ten years	17,753	18,349
Due after ten years	22,233	21,941
Mortgage-backed securities	6,484	6,680
Other	1,348	1,178

Total debt and other fixed income securities	58,436	59,161

        Approximately 64% of the carrying value of corporate debt securities is due from UK borrowers and 33% is due from US borrowers; mortgage backed securities are due primarily from borrowers in the US.

        At December 31, 2001 and 2000, the carrying value of debt and other fixed income securities and mortgage loans which were non-income producing for the twelve months preceding the consolidated balance sheet date was not significant.

        At December 31, 2001 and 2000, mortgage loans on property with scheduled payments 60 days or more past their due date, comprised less than 1% of the total carrying value and cost of mortgage loans.

        The payment terms of mortgage loans on property may from time to time be restructured or modified. At December 31, 2001 and 2000, investments in restructured loans represented less than 1% of the carrying value of mortgage loans. At December 31, 2001 and 2000 mortgage loans which the Group believes are impaired on an individual basis represented less than 1% of the carrying value of mortgage loans. Residential mortgage loans are evaluated for impairment on a collective basis. Valuation allowances on mortgage loans represented less than 1% of the carrying value of mortgage loans at December 31, 2001 and 2000. Approximately 82% of the Group's mortgage loans are collateralized by properties located in the US and Canada, with the remainder being collateralized by properties located in the UK and Asia.

        In the table of Other Financial Investments, "Other investments" primarily consist of investments in limited partnerships held by Jackson National Life that invest in securities. Limited partnership income recognized by the Group was a loss of £33 million in 2001. Limited partnership income recognized by the Group was a profit of £48 million and £21 million in 2000 and 1999, respectively. At December 31, 2001, the Group has unfunded commitments related to investments in limited partnerships totalling £380 million.

22 Assets Held to Cover Linked Liabilities

        At December 31, 2001 and 2000, the fair value of assets held to cover linked liabilities was £17,453 million and £18,323 million, respectively. The fair value of managed funds included in such assets was £3,403 million and £4,030 million at December 31, 2001 and 2000, respectively. The cost of assets held to cover the linked liabilities was £16,254 million and £16,080 million at December 31, 2001 and 2000, respectively.

23 Fair Value of Financial Instruments

        The Group determines fair value as the quoted market prices for those financial instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using quotations from independent third parties or by using present value or other valuation techniques.

        The fair value estimates are made at a specific point in time, based upon available market information and judgments about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the financial instrument.

        Fair value for mortgage loans on land and buildings are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made.

        The estimated fair value of derivative financial instruments reflect the estimated amount the Group would receive or pay if the derivative instruments were terminated. Derivative financial instruments held where the estimated fair value differs from carrying value include interest rate swaps, currency swaps, index swaps and put-swaptions. See Note 24 for further discussion of derivative financial instruments.

        Fair values for long-term insurance contracts are estimated as the discounted cash flows expected to arise in the future. For UK and US contracts, discount rates of 7.7% at December 31, 2001 and 8.5% at December 31, 2000 are used. In determining these estimates, best estimate forecasts of future investment returns have been incorporated and account has been taken of recent economic conditions together with inherent uncertainty.

        Fair values for long-term borrowings are determined using published market values, where available, or contractual cash flows discounted at market rates. The carrying value of short-term borrowings approximates their fair market value.

        The difference between the carrying value and fair value of banking business assets and liabilities is not material at December 31, 2001 and 2000.

        The following table presents the carrying value and estimated fair value of all derivative financial instruments and other financial instruments for which the carrying value differs from the estimated fair value:

	December 31
	2001		2000
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In £ Millions)
Financial assets:
Debt and other fixed income securities carried at amortized cost	21,336	21,316	18,489	17,849
Mortgage loans carried at unpaid principal balances	2,184	2,338	2,480	2,765
Derivative financial instruments carried at other than fair value	327	342	315	431
Financial liabilities:
Long-term insurance contracts(1)	130,127	125,923	131,288	126,483
Long-term borrowings	2,289	2,357	1,639	1,717
Derivative financial instruments carried at other than fair value	25	586	1	286

(1)
Restated for the implementation of FRS 19 on deferred tax, see Note 4.

        The carrying value of other financial investments for which the carrying value approximates fair value is presented in Note 21.

24 Derivatives

        The Group enters into a variety of exchange-traded and over-the-counter derivative financial instruments, including futures contracts; index and equity options; interest rate and currency swaps; bond and equity index swaps; and options to enter into interest rate swaps known as swaptions. These derivatives are used for efficient portfolio management to obtain cost effective and efficient exposure to various markets in accordance with the Group's investment strategies and to manage exposure to interest rate, currency, credit and other business risks. The Group segregates cash or securities to fund or match 100% of open derivative positions, including notional amounts plus daily changes in market value. Hedge accounting practices are supported by cashflow matching, duration matching, scenario testing and designation criteria.

        Interest rate risk arises from exposures to interest rate movements occurring when there is a mismatch between interest rate sensitive assets and liabilities. Fluctuations in prevailing interest rates, including changes in the difference between the levels of prevailing short-term and long-term rates can effect spread-based businesses where the majority of assets are invested in fixed income securities. The Group uses various interest rate derivative instruments, such as swap, option and forward rate agreements to reduce exposure to interest rate volatility.

        Some of the Group's products, especially those sold in the US and Asia have certain guarantee features linked to equity indexes. A mismatch between product liabilities and the performance of the underlying assets backing them exposes the Group to equity-index return risk. In order to mitigate this risk, the Group purchases over-the-counter equity options and futures to match asset performance with liabilities under equity-indexed products.

        Due to the geographical diversity of the Group's business, it is subject to exchange rate fluctuation risk. The Group's operations in the US, Asia and Europe represent a significant proportion of total Group income and expenses. These operations generally write policies and invest in the same local currency, which tends to limit the effect of exchange rate fluctuations on local operating results, but can lead to fluctuations on Group results upon translation into pounds sterling. Local operations may have certain assets and liabilities denominated in foreign currencies. The Group uses various currency derivatives in order to limit volatility due to foreign currency exchange rate fluctuations.

        Credit risk is the risk that a counterparty or an issuer of securities or borrower of funds, which the Group holds in its asset portfolio, defaults or another party fails to perform according to the terms of the contract. Some of Prudential's businesses, in particular Jackson National Life, Egg, and certain UK Insurance Operations, hold large amounts of interest rate sensitive investments that contain credit risk on which a certain level of defaults is expected. These expected losses are considered when the Group determines the crediting rates, deposit rates and premium rates for the products that will be supported by these assets. The Group has purchased some credit derivatives in order to manage the default risk on certain underlying assets and hence reduce the amount of regulatory capital held to support the assets.

        Depending on their nature, their intended purpose and the underlying assets and liabilities to which they relate, derivative instruments are accounted for under three methodologies as described below.

Derivatives Accounted for at Fair Value

        UK Insurance Operations use equity index futures contracts and options, equity options, forward foreign currency exchange contracts, currency swaps, equity index swaps and other derivatives for efficient portfolio management. These derivatives are carried at fair value with changes in fair value included in investment returns.

Equity index futures contracts

        Deposit margins for equity index futures contracts are included in the consolidated balance sheet as deposits with credit institutions. Subsequent changes in fair value of the contracts are reported in investment returns.

Equity index and equity options

        Premiums paid or received for equity index options and equity options are recorded in the consolidated balance sheet, as other financial investments. Changes in fair value are recorded in investment returns. Upon exercise of purchased equity options, the premium paid is added to the cost basis of equities purchased, or deducted from the proceeds of equities sold; and the premium received in respect of written options is offset against the cost of underlying equity instruments. When options expire, the premium revenue or expense is recorded in investment returns.

Currency and interest rate swap agreements

        Currency swap agreements involve the exchange of payments in different currencies over the life of the agreement based on a fixed or variable interest rate. Interest rate swap agreements involve the exchange of fixed and floating payments over the life of the agreement without an exchange of the underlying principal amount. These swaps are carried at fair value and any change in value is included in investment returns.

Foreign currency exchange forward contracts

        Foreign currency exchange forward contracts are recorded on a net basis within cash in hand in the balance sheet with changes in market value recorded in investment returns. The contracts involve the exchange of two currencies at a specified future date and exchange ratio. The terms of the forward contracts range from two weeks to four months.

Index swap agreements

        The US Insurance Operations held high yield bond index swaps and equity index swaps for investment purposes in 2001 and 2000. These derivatives held for investment purposes are carried at fair value with changes in fair value included in investment returns.

Derivatives Accounted for on an Accrual Basis, Hedging Assets or Liabilities Carried at Cost

Currency and interest rate swap agreements

        Currency and interest rate swap agreements used for hedging purposes are accounted for on an accrual basis, consistent with the assets and liabilities hedged. Amounts paid or received on interest rate swap agreements are included in investment returns. Accrued amounts payable to or receivable from counterparties are included in other liabilities or other assets. Realized gains and losses from the settlement or termination of the interest rate swaps are deferred and amortized over the life of the specific hedged assets as an adjustment of the yield. Where a swap no longer represents a hedge, because the underlying asset has been sold or the liability repaid, the swap is carried at fair value and any change in value is included in investment returns.

Foreign currency exchange forward contracts

        Foreign currency exchange forward contracts used for hedging purposes are accounted for on an accrual basis consistent with the underlying assets and liabilities hedged. Accrued amounts payable or receivable from counterparties are included in other liabilities or other assets. The contracts involve the exchange of two currencies at a specified future date and exchange ratio. The terms of the forward contracts range from one month to six months.

Put-swaptions

        Put-swaptions are purchased to provide the US Insurance Operations with the right, but not the obligation, to require the counterparties to pay Jackson National Life the present value of a long duration interest rate swap at future exercise dates. Put-swaptions are purchased to hedge debt security investments.

        Premiums paid for put-swaptions are included in other invested assets and are amortized to investment income over the remaining terms of the contracts with maturities up to 10 years. Realized gains and losses from the settlement or termination of the swaptions are deferred and amortized over the life of the specific hedged assets as an adjustment of the yield. Where a swaption no longer represents a hedge because the underlying asset has been sold, the swap is carried at fair value and any change in value is included in investment returns.

Credit derivatives

        Credit derivatives are purchased to provide the UK banking operations with protection against default risk associated with banking business assets. The fees paid to the counterparties are included in other assets and amortized to operating expense over the term of the contract. Amounts received from the counterparties as settlement of the hedge are included in the specific hedged assets as an adjustment of the yield.

Derivatives Accounted for on a Deferral Basis

(a)    Hedging Anticipated Transactions

Index swap agreements

        Index swap agreements generally involve the exchange of payments based on a short-term interest rate index for payments based on the total return of a bond or equity index over the life of the agreement without an exchange in the underlying principal amount. Index swap agreements hedge the anticipated purchase of investment grade bonds that will be carried at amortized cost by the US Insurance Operations. Amounts paid or received on the swaps are deferred and adjust the basis of bonds acquired upon expiration of the swaps.

(b)    Hedging Equity Indexed Liabilities

        Equity index futures contracts and equity index call options are purchased to hedge the risk related to equity index linked immediate and deferred annuities offered by the US Insurance Operations. The variation margin on futures contracts is deferred and recorded as an asset or liability and, upon closing of the contracts, adjusts the cost basis of index call option contracts purchased. The time premium of equity index call options acquired is amortized to investment returns over the option term. The change in intrinsic value, including amounts received on exercising the option, is deferred until the associated hedged index linked annuity liability is recognized.

        Realized gains from derivative contracts hedging index linked annuities that have been deferred at December 31, 2001 and 2000 were not material. There were no material realized gains or losses deferred from derivative contracts hedging anticipated purchases of investment grade bonds at December 31, 2001 or 2000.

Credit Risk

Exchange-traded futures

        Exchange-traded futures comprise a significant part of the UK Insurance Operation's financial derivatives activity. All margin accounts are guaranteed against default by the clearing facility on each applicable exchange, which enforces a system of margining to ensure that all market traders are fully capable of meeting their obligations on a daily basis. Management feels that these exchange level controls substantially mitigate counterparty credit risk related to their investment in futures contracts.

Over-the-counter derivatives

        Over-the-counter derivative positions, primarily interest rate swaps and put-swaptions, are only held with approved counterparties who are subject to careful evaluation of credit standing, and which must possess high short-term deposit ratings with a major rating agency. The Group assigns exposure limits to all counterparties according to the size of their capital base and credit rating. All exposure limits are subject to regular credit monitoring procedures. The Group also manages the potential credit exposure through evaluation of collateral agreements and master netting agreements on interest rate and currency swaps. The Group is exposed to credit-related losses in the event of non-performance by counterparties, however, the Group does not anticipate non-performance.

25 Securities Lending

        At December 31, 2001 and 2000, the estimated fair value of loaned securities was £5,995 million and £6,498 million, respectively, consisting of equity and debt securities. These securities remain recorded in the consolidated balance sheets. Cash collateral received of £560 million and £454 million at December 31, 2001 and 2000, respectively, was invested in a pooled fund, and is included in the consolidated balance sheets. A related payable for the return of the cash collateral received is included in liabilities. Pledged collateral in respect of securities loaned was £5,787 million and £6,428 million at December 31, 2001 and 2000, respectively. Such pledged collateral, consisting principally of cash, securities and letters of credit, is not recorded in the consolidated balance sheets of the Group.

26 Investments in Subsidiaries

        The principal subsidiaries of the Group at December 31, 2001 were:

	Main Activity	Country of Incorporation
Egg Banking plc* (previously Prudential Banking plc)	Banking	England and Wales
Jackson National Life Insurance Company*	Insurance	United States of America
M&G Investment Management Limited*	Investment management	England and Wales
Prudential Annuities Limited*	Insurance	England and Wales
The Prudential Assurance Company Limited	Insurance	England and Wales
Prudential Assurance Company Singapore (Pte) Limited*	Insurance	Singapore
Prudential Retirement Income Limited*	Insurance	Scotland
Scottish Amicable Life plc*	Insurance	Scotland

*
Owned by a subsidiary of the parent company.

        Each subsidiary operates mainly in its country of incorporation and has only one class of ordinary shares. All shares are held by the Company or by a subsidiary of the company, apart from Egg Banking plc.

        Egg Banking plc is a subsidiary of Egg plc, a subsidiary of the Company that is listed on the London Stock Exchange. The ordinary shares of Egg plc, of which there is only one class, are owned 79% by the Company and 21% owned by shareholders external to the Prudential Group.

27 Tangible Assets

        Tangible assets are principally computer equipment, software development expenditure and fixtures and fittings.

	December 31
	2001	2000
	(In £ Millions)
Cost:
Balance at beginning of year	554	470
Additions	67	122
Arising on acquisition of subsidiaries	12	6
Disposals	(80)	(44)

Balance at end of year	553	554

Depreciation:
Balance at beginning of year	(266)	(231)
Depreciation	(108)	(62)
Arising on acquisition of subsidiaries	(6)	(5)
Disposals	68	32

Balance at end of year	(312)	(266)

Net book value at beginning of year	288	239

Net book value at end of year	241	288

28 Borrowings

        Borrowings of the Group were as follows:

	December 31
	2001	2000
	(In £ Millions)
Parent company and finance subsidiaries:
Guaranteed Bonds, US $300 million principal amount, 8.25%, due 2001	—	201
Bonds, US $250 million principal amount, 7.125%, due 2005*	172	167
Guaranteed Bonds, £150 million principal amount, 9.375%, due 2007	150	150
Bonds, £250 million principal amount, 5.5%, due 2009*	250	250
Subordinated Notes, €500 million principal amount, 5.75%, due 2021*	301	—
Bonds, £300 million principal amount, 6.875%, due 2023*	300	300
Bonds, £250 million principal amount, 5.875%, due 2029*	250	250
Subordinated Notes, £435 million principal amount, 6.125%, due 2031*	425	—
Long-term business operations:
Surplus Notes, US $250 million principal amount, 8.15%, scheduled to mature 2027	172	167
Subordinated Guaranteed Bonds, £100 million principal amount, 8.5%, undated	100	100
Borrowings of UK Banking operation:
Subordinated Notes, £125 million principal amount, 6.875%, due 2015	124	—

Total debenture loans	2,244	1,585
Parent company and finance subsidiaries:
Floating Rate Guaranteed unsecured Loan Notes 2004	45	54
Short-term commercial paper*	1,417	176
Non-recourse borrowings issued by investment subsidiaries managed by PPM America	530	126
Bank loans and overdrafts repayable on demand:
General Insurance and shareholders' funds	21	20
Parent company and finance subsidiaries	—	20

Total borrowings	4,257	1,981

Borrowings are repayable as follows:
Within one year or on demand	1,524	417
Between one year and two years	—	—
Between two years and three years	45	28
Between three and four years	173	135
Between four years and five years	—	184
After five years	2,515	1,217

Total borrowings	4,257	1,981

*
Debenture loans issued by the parent company.

        Non-debenture borrowings are classified in the consolidated balance sheets depending on the nature of the borrowing.

        Commercial paper and floating rate loan notes are classified within other creditors and the remaining non-debenture borrowings are mainly classified in the consolidated balance sheets within amounts owed to credit institutions.

        Amounts owed to credit institutions were as follows:

	December 31
	2001	2000
	(In £ Millions)
Borrowings:
Bank loans and overdrafts repayable on demand	21	40
Senior collateralized revolving credit	53	79
Other senior and subordinated debt	396	47
Other:
Jackson National Life reverse repurchase and dollar-roll agreements	577	733
Obligations under finance leases	5	10

Total	1,052	909

Repurchase Agreements

        During 2001 and 2000, Jackson National Life entered into reverse repurchase and dollar-roll repurchase agreements whereby Jackson National Life agreed to sell and repurchase securities. These activities have been accounted for as financing transactions, with the assets sold remaining in the consolidated balance sheets and liabilities recorded for the sales proceeds. Short-term liabilities under such agreements averaged £461 million and £449 million during 2001 and 2000, at weighted average interest rates of 4.13% and 6.52%, respectively. Interest expense on such agreements was £19 million and £29 million in 2001 and 2000, respectively. The highest level of short-term liabilities at any month end was approximately £694 million in 2001 and £792 million in 2000.

Short-term Borrowings

        The Group maintains uncommitted standby credit facilities in the aggregate amount of £1,005 million that are available to support short-term borrowings. These credit facilities consist of a number of credit lines with interest rates that are floating and are based on the drawing bank's short-term borrowing rate. There was no amount outstanding under these facilities at December 31, 2001.

        At December 31, 2001 the parent company had a £1,100 million multi-currency revolving credit facility, split into two equal tranches. Tranche A (£550 million) has a bullet maturity on June 16, 2005. Tranche B (£550 million) has a tenor of 364 days. Tranche B was renewed on June 15, 2001 and matures on June 14, 2002. The interest rates are floating and are calculated with reference to the London InterBank Offerup Rate or the US Prime rate or Federal Funds, depending on the borrowing currency. There have been no drawdowns under the facility since inception and there was no amount outstanding under the facility at December 31, 2001.

        In addition, during 2000, Prudential introduced a new US$2,000 million (£1,374 million) global commercial paper program, subsequently made unlimited in November 2001. At December 31, 2001, Prudential had amounts outstanding under the new commercial paper program amounting to £1,417 million with an average interest rate of 4.06% per annum. The commercial paper borrowings are issued by the parent company and include £1,330 million and £nil that support a short-term fixed income securities reinvestment programme for 2001 and 2000 respectively.

        Jackson National Life, through its subsidiary Jackson Federal Savings Bank, had bank borrowings of £244 million and £157 million at December 31, 2001 and 2000 respectively. The advances are secured by mortgage loans and mortgage backed securities.

        Other short-term borrowings are primarily bank loans and overdrafts repayable on demand. Under the terms of the Group's banking arrangements, the lender has a right of offset between credit balances (other than those of long-term funds) and all overdrawn balances of those Group undertakings with similar arrangements.

Long-term Borrowings

        During 2001, Prudential also introduced a new £5,000 million European Medium Term Note program. Under the program Prudential issued £741 million of hybrid debt (split into a £435 million Sterling tranche and a €500 million Euro tranche). Part of the net proceeds of £726 million were used to pay off a maturing US$300 million US guaranteed bond in 2001.

        In 1999, the Company issued £250 million principal amount 5.5% Bonds, due 2009, and £250 million principal amount 5.875% Bonds, due 2029. The combined proceeds of these debt issues along with net cash held were used to finance the acquisition of M&G and a £262 million injection of regulatory capital in Egg.

        The Jackson National Life 8.15% unsecured surplus notes in the principal amount of US $250 million (£172 million), are subordinate to all present and future indebtedness, policy claims and other creditor claims. Payments of interest or principal may be made only with prior regulatory approval, and only out of surplus earnings that the regulators determine to be available for payment. The surplus notes may not be redeemed at the option of Jackson National Life or any holder prior to maturity.

        The £100 million principal amount undated guaranteed subordinated bonds issued by Scottish Amicable Finance plc bear a fixed interest rate of 8.5% until June 2018 at which time the notes can either be redeemed or extended for five year periods, each time at a rate of interest based on the market rate at the applicable date. The interests of the holders of these bonds are subordinate to the entitlements of the policyholders of SAIF. PAC has guaranteed this obligation.

        The interests of the holders of the Subordinated Notes, £125 million principal amount 6.875% due 2015 issued by the UK Banking Operation are subordinate to the entitlements of other creditors of that operation. At December 31, 2001, the UK Banking Operation had also issued debt securities totalling £915 million and sold securities under agreements to repurchase totalling £384 million.

        Non recourse borrowings issued by investment subsidiaries managed by PPM America include senior and subordinated debt and a revolving credit facility. The senior debt represents debt issued by investment subsidiaries managed by PPM America, the US fund management operation, which is collateralized by the investments, held by the relevant investment subsidiaries. Interest rates on the senior debt are variable based on a market interest rate and range from 2.52% to 8.63% at December 31, 2001. The interests of the holders of the subordinated debt issued by these subsidiaries are subordinate to the entitlements of the holders of the senior debt. Interest rates on the subordinated debt are fixed and range from 7.80% to 8.36% December 31, 2001. The terms of the revolving credit facility drawn on by these subsidiaries includes a cross default provision with the subordinated notes. In addition to the debt of these subsidiaries, the US fund management operation manages investment funds with liabilities of £1,353 million pertaining to debt instruments issued to external parties. In all instances the holders of the debt instruments issued by these subsidiaries do not have recourse beyond the assets of these subsidiaries.

        Jackson National Life has entered into a programme of funding arrangements (European Medium Term Notes—EMTN's) under contracts, which in substance are almost identical to Guaranteed Investment Contracts. The liabilities of £2,816 million and £1,920 million at December 31, 2001 and 2000, respectively, under these funding arrangements are shown on the consolidated balance sheets within creditors.

        Several of the long-term borrowing agreements have restrictive covenants. The Group is in compliance with all debt covenants.

29 Dividend Restrictions and Minimum Capital Requirements

        Certain Group subsidiaries are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to the parent company. At December 31, 2001 the parent company had £1,245 million of retained profit that is wholly available for distribution to shareholders.

        Jackson National Life can pay dividends on its capital stock only out of earned surplus. Dividends which exceed the greater of 10% of Jackson National Life's statutory surplus or statutory net gain from operations for the prior year require prior regulatory approval. At December 31, 2001, the maximum amount of dividends that could be paid by Jackson National Life without prior regulatory approval was approximately US $245 million (£168 million).

        The Group's Asian subsidiaries, mainly the Singapore and Malaysia businesses, may remit dividends to the Group, in general, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations. At December 31, 2001, the maximum amount of dividends that could be paid by the Asian subsidiaries was £73 million.

        In accordance with the UK Insurance Companies Act 1982, UK insurance companies are required to maintain solvency margins which must be supported by capital reserves and other resources, including unrealized gains and losses on investments. The Group's insurance businesses in other countries, mainly in the United States, Singapore and Malaysia, are also subject to capital adequacy and solvency margin regulations. Management believes that the Group's subsidiaries are in compliance with all applicable solvency and capital adequacy requirements.

        Jackson National Life and PAC are the two principal insurance subsidiaries of the Group, which together comprise in excess of  80% of total Group assets. At December 31, 2001, the statutory capital and surplus of Jackson National Life was £1,683 million. At December 31, 2001 the PAC long-term fund's excess of assets over its required minimum solvency margin was £5,673 million. At December 31, 2001 the PAC general business and shareholders' funds had assets in excess of the required minimum solvency margin of £634 million.

30 Commitments and Contingencies

Commitments

        Prudential has provided, from time to time, certain guarantees and commitments to third parties. These arrangements included commitments and guarantees by Prudential to fund the purchase or development of land and buildings and other commitments related to the Group's investments in land and buildings. At December 31, 2001, the aggregate amount of commitments and guarantees in respect of land and buildings was approximately £34 million.

Guarantees and Commitments

        Guarantee funds in both the UK and US provide for payments to be made to policyholders on behalf of insolvent life insurance companies. These guarantee funds are financed by payments assessed on solvent insurance companies based on location, volume and types of business. Jackson National Life has established a provision of £31 million at December 31, 2001 for future guarantee fund assessments. Similar assessments for the UK and Asian businesses were not significant. Management believes the reserves are adequate for all anticipated payments for known insolvencies.

        Jackson National Life offers synthetic guaranteed investment contracts to group customers including pension funds and other institutional organisations. These contracts represent an off-balance sheet fee-based product where the customer retains ownership of the assets related to these contracts and Jackson National Life guarantees each contractholder's obligations to its own members in respect of these assets. The values of these guarantees were £22 million and £31 million at December 31, 2001 and 2000, respectively.

        Management believes the risk under these contracts is mitigated by careful underwriting of the contractholder and a number of features associated with these contracts, including controls on the plan's investments, requirements for "buffer funds" to absorb unexpected fluctuations in member withdrawals and, for most contracts, experience rating of the crediting rates granted to plan members.

        Jackson National Life has commitments for future payments related to equity index call options totaling £31 million, which are accounted for on a deferred basis and therefore are considered off-balance sheet as at December 31, 2001. These commitments were entered into in the normal course of business to hedge obligations associated with the issuance of equity index-linked immediate and deferred annuities. The commitments are due over the next six years.

        Jackson National Life has unfunded commitments related to its investments in limited partnerships totalling £380 million at December 31, 2001. These commitments were entered into in the ordinary course of business and management does not expect a material adverse impact on the operations to arise from them.

        The Group has provided, from time to time, other guarantees and commitments to third parties entered into in the normal course of business but management does not consider that the amounts involved are significant.

Guaranteed Annuities

        Prudential Assurance did not sell significant volumes of guaranteed annuity products and holds a provision of £34 million at December 31, 2001 within the main with-profits fund to honor guarantees on these products. The Group's main exposure to guaranteed annuities is through the Scottish Amicable Insurance Fund ("SAIF") and a provision of £756 million is held in SAIF at December 31, 2001 to honor the guarantees. SAIF is a separate sub-fund of the Prudential Assurance long-term business fund. Accordingly, this provision has no impact on shareholders.

Contingencies

        Consistent with FRS 12, "Provisions, contingent liabilities and contingent assets", appropriate provision has been made in the financial statements where the Group has an obligation arising from the events or activities described below but not for contingent liabilities.

Litigation

        In December 2000, proceedings were issued against The Prudential Assurance Company Limited ("Prudential Assurance") by a policyholder. These proceedings, which relate to the assets represented by the Fund for Future Appropriations ("FFA") in excess of amounts expected to be paid for future terminal bonuses and related shareholder transfers ("excess assets") in Prudential Assurance's long-term fund, essentially ask the Court to decide whether and, if so, to what extent Prudential Assurance's inherited estate should be distributed to or applied for the benefit of policyholders and/or shareholders. Prudential is considering the proceedings and the issues raised by them with its legal advisers. Further details are given in the paragraph on Prudential Assurance's inherited estate later in this note.

        Jackson National Life has been named in civil litigation proceedings, which appear to be substantially similar to other class action litigation brought against many life insurers alleging misconduct in the sale of insurance products. At this time, it is not possible to make a meaningful estimate of the amount or range of loss, if any, that could result from an unfavorable outcome in such actions. In addition, Jackson National Life has been a defendant in several individual actions that involved similar issues. Most of the individual cases, including one which was on appeal to the Supreme Court in the State of Mississippi, were settled in January 2002 for a sum of £7 million.

        The Company and it subsidiaries are involved in other litigation arising in the normal course of business. While the outcome of such matters cannot be predicted with certainty, management believes that the ultimate outcome of such litigation will not have a material adverse effect on the Group's financial condition, results of operations or cash flows.

Pension Misselling Review

        In 1988, the UK government introduced new pensions legislation intended to encourage more individuals to make their own arrangements for their pensions. During the period from April 1988 to June 1994, many individuals were advised by insurance companies, IFAs and other intermediaries to not join, to transfer from or to opt out of their occupational pension schemes in favor of private pension products introduced under the UK Income and Corporation Taxes Act 1988. The UK insurance regulator (previously the Personal Investment Authority, now the Financial Services Authority, "FSA") subsequently determined that many individuals were incorrectly advised and would have been better off not purchasing the private pension product sold to them. Industry participants are responsible for compensating the persons to whom private pensions were missold. As a result, the UK regulator required that all UK life insurance companies review their potential cases of pensions misselling arising and pay compensation to policyholders where necessary and as a consequence record a provision for the estimated benefits entitled.

        The UK regulator has divided the review into two phases. Phase 1 cases, originally referred to as priority cases, consisted primarily of cases where the investor was close to retirement or had died or retired since purchasing the pension product. Phase 2 cases, originally referred to as non-priority cases, are primarily younger investors who have retirement dates which are not near term. The regulator initially established deadlines for reviewing Phase 1 cases and had the power to impose sanctions where companies failed to meet deadlines or otherwise did not comply with the regulator's guidelines for the resolution of cases of pensions misselling. In 1998, the regulator established the procedures and deadlines for reviewing Phase 2 cases.

        The Group has received confirmation of the approach to complete Prudential Assurance's outstanding Phase 1 (priority) cases from the FSA, and the Company met the interim target of 82% Phase 2 (non-priority) cases offered by December 31, 2001. Prudential is now taking steps to ensure that all data gathering and loss calculation processes for all outstanding cases are finished to enable achievement of the 100% completion target for June 2002.

        During 2001 a fine of £650,000 was levied by the Personal Investment Authority, following an inspection in 1999 of Prudential Assurance's Phase 1 procedures, which revealed instances of delay in making payments of redress and of deficiencies in its record keeping.

        Provisions in respect of the costs associated with the review have been included in the change in the long-term technical provision in the Group's profit and loss account. Within the long-term technical provisions, the transfer from the FFA has been determined accordingly. The following is a summary of the changes in the pension misselling liability including internal and external legal and administrative costs for each year ended December 31:

	2001	2000	1999
	(In £ Millions)
At beginning of year	1,475	1,700	1,100
Changes due to expanded scope of review	—	—	202
Changes to actuarial assumptions and method of calculation	(89)	(117)	261
Increase in provision for administrative expenses	—	50	190
Discount unwind	89	102	66
Redress to policyholders	(273)	(134)	(73)
Payments of administrative expenses	(137)	(126)	(46)

At end of year	1,065	1,475	1,700

        In 1999 the scope of the pension misselling review was expanded by the UK regulator to include Phase 2 cases and as a result the Group increased the provision to reflect the increase in the number of cases to be reviewed and the possible increase in the amount to be paid to policyholders. The increase in the provision as a result of this expansion in scope in 1999 amounted to £202 million.

        The FSA updates the actuarial assumptions to be used in calculating the provision including interest rates and mortality assumptions every six months. In addition, in 1999 the UK regulator also changed the method of calculation of the provision. These changes resulted in a decrease in the provision in 2001 and in 2000 of £89 million and £117 million respectively and an increase in 1999 of £261 million.

        In 2000 the provision for administrative expenses was increased by £50 million reflecting the additional cost the Group expected to incur settling Phase 2 cases. The increase in the provision for administrative expenses of £190 million in 1999 reflected the additional administrative costs the Group expected to incur predominantly due to the shortening of the deadline for completing the Phase 2 cases by the UK regulator from December 2004 to June 2002.

        The pension misselling liability represents the discounted value of future expected payments, including benefit payments and all internal and external legal and administrative costs of adjudicating, processing and settling those claims. As a consequence, to the extent that amounts have not been paid, the provision increases each year reflecting the unwind of the discount.

        Management believes that, based on current information, the pension misselling provision, together with future investment return on the assets backing the provision, will be adequate to cover the costs of pension misselling as well as the costs and expenses of the Group's pension review unit established to identify and settle such cases. Such provision represents the best estimate of probable costs and expenses. However, there can be no assurance that the current provision level will not need to be increased. The Group has estimated, based on current FSA guidelines, that the discounted present value of reasonable possible losses might range up to an additional £65 million over that provided at December 31, 2001. This potential additional provision has been determined using more stringent assumptions in respect of customer response to mailings and redress in comparison to external occupational schemes, applied to those cases identified at December 31, 2001.

        The calculation of the pensions misselling provision is dependent upon a number of assumptions and requirements provided by the FSA. The costs associated with the pension misselling review have been met from Prudential Assurance's inherited estate. Given the strength of the PAC with-profits fund, management believes that charging the costs to the inherited estate will not have an adverse effect on the level of bonuses paid to policyholders or on their reasonable expectations. In the unlikely event of this proving not to be the case, an appropriate contribution to the with-profits fund would be made from the shareholders' funds. In view of the uncertainty, it is not practicable to estimate the level of any potential contribution.

Free Standing Additional Voluntary Contribution (FSAVC) Business Review

        In February 2000, the UK regulator ordered a review of Free Standing Additional Voluntary Contribution business, which constitutes sales of personal pensions to members of company pension schemes. Individuals who have purchased these pensions instead of the Additional Voluntary Contributions (AVC) scheme connected to their company's pension scheme may have been in a better financial position investing their money, and any matching contributions from their employers, in their company's AVC scheme. The UK regulator's review is to ensure that any employees disadvantaged due to not being properly informed of the benefits foregone from not investing in their AVC scheme are compensated.

        The review requires companies to identify relevant investors and contact them offering to review their individual case. As a result of the work completed to date, Prudential has established a liability of £42 million as of December 31, 2001, which has been charged as a change in the long-term business technical provisions in Prudential's profit and loss accounts. Within the long-term business technical account, the transfer to FFA has been determined after taking account of changes to long-term business technical provisions. The deadline for completing outstanding cases is December 31, 2002 (and the interim deadline of 90% of cases by 30 June 2002), including raising with the FSA the problem of delays by pension schemes in responding to requests for information.

        Management believes that, based on current information, the provision, together with future investment return on the assets backing the provision, will be adequate to cover the costs of reviewing Free Standing Additional Voluntary Contribution business as well as the costs and expenses of the review unit established to identify and settle such cases. The provision represents Prudential's best estimate of probable costs and expenses. However, there can be no assurance that the current provision level will not need to be increased.

Mortgage Endowment Products Review

        The UK regulator announced in November 2000 that as part of its review of the sale of endowment policies, it would look into instances where it considered policyholders had not been treated fairly due to "product flaws". The Group's main exposure to mortgage endowment products is through Scottish Amicable. The FSA issued a report in March 2001 raising concerns regarding Scottish Amicable's conduct of sales of these products by its tied agents since 1999. Prudential has agreed to review business written up to February 2001 to identify cases where customers may not have received a full explanation of the risks in the product and to offer rectification. Some cases from before 1999 may also need to be reviewed if an analysis shows that particular groups of clients are in this position. In addition, the FSA is considering whether disciplinary action should be taken against Scottish Amicable. Scottish Amicable withdrew from the mortgage endowment product market in April 2001 and disbanded its network of tied agents in September 2001. Management believes that adequate provision has been made within the long-term business provision to cover any exposure resulting from endowment policy sales.

Prudential Assurance's Inherited Estate

        The inherited estate is the assets of the main with-profits fund within the long-term fund of Prudential Assurance less non-participating liabilities, the policyholder asset shares aggregated across with-profits policies and any additional amounts expected at the valuation date to be paid to in force policyholders in the future in respect of smoothing costs and guarantees. The inherited estate is thus the assets in the main with-profits fund in excess of what we expect to pay to policyholders.

        Prudential is currently discussing the attribution of the inherited estate with the FSA, which may or may not result in a portion of the inherited estate in the main with-profits fund being attributed solely to shareholders. The amount and timing of any attribution to shareholders is sufficiently uncertain that it is not possible to accurately estimate any potential attribution. In addition, it is likely that if any part of the inherited estate is attributed to shareholders, it will remain in Prudential Assurance's long-term fund to support the long-term business and accordingly is unlikely to be distributed to shareholders for some considerable period of time, if at all.

Shareholder support of long-term business funds

        As a proprietary insurance company, the Group is liable to meet its obligations to policyholders even if the assets of the long-term funds are insufficient to do so. The assets represented by the FFA in excess of amounts expected to be paid for future terminal bonuses and related shareholder transfers ("excess assets") in the long-term funds could be materially depleted over time, by, for example, a significant or sustained equity market downturn, significant fundamental strategic change costs, or material increases in the pensions misselling provision. In the unlikely circumstance that the depletion of the excess assets within the long-term fund was such that the Group's ability to satisfy policyholders' reasonable expectations was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders' funds to the long-term funds to provide financial support.

        Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the PAC long-term fund would be liable to cover any such deficiency. As of December 31, 2001 and 2000, the excess of SAIF assets over guaranteed benefits was £1,814 million and £3,082 million, respectively. Due to the quality and diversity of the assets in SAIF, the aforementioned amounts of the excess of assets over guaranteed benefits and the ability of the Group to revise guaranteed benefits in case of an asset shortfall, the Group believes that the probability of either the PAC long-term fund or the Group shareholders' funds having to contribute to SAIF is less than remote.

31 Supplemental Information

Cash Flows

        The following supplemental cash flows information provides details of amounts in the consolidated statement of cash flows from general business and shareholders' funds and reconciles the cash amounts to the consolidated balance sheets:

Reconciliation of operating profit to net cash inflow from operations	2001	Restated* 2000	Restated* 1999
	(In £ Millions)
Operating profit before amortization of goodwill and before tax (based on longer term investment returns)	622	840	776
Add back: interest charged to operating profit	162	143	131
Adjustments for non-cash items:
Tax on long-term business profits and franked investment income	(235)	(318)	(332)
General business and shareholder longer term investment gains	(24)	(28)	(33)
Increase (decrease) in general business technical provisions	4	71	(33)
Amounts retained and invested in long-term business operations	(534)	(449)	(332)
Decrease (increase) in banking business assets (net of liabilities)	36	76	(286)
Other(1)	20	63	151

Net cash inflow from operations as shown on the consolidated statements of cash flows from general business and shareholders' funds	51	398	42

*
Restated for the implementation of FRS 19 on deferred tax (see Note 4)
(1)
The 1999 amount of £151 million for other adjustments of non-cash items also includes the effects of restructuring costs that had not been paid at December 31, 1999.

Changes in investments net of financing	2001	2000	1999
	(In £ Millions)
Movements arising from cash flows:
Increase in cash and short-term deposits as shown on the consolidated statements of cash flows	(1,125)	185	97
Net purchases (sales) of portfolio investments	1,777	(162)	(1,675)
(Increase) decrease in loans	(640)	114	(668)
Movement on credit facility by investment subsidiaries managed by PPM America	(404)	31	(103)
Share capital issued	(42)	(184)	(34)

Total movements arising from cash flows	(434)	(16)	(2,383)
Investment (depreciation) appreciation	(71)	22	76
Investments and cash acquired with purchase of businesses	—	16	214
Foreign exchange translation and other	(2)	9	37
Transfer to retained profit in respect of shares issued in lieu of cash dividends	20	20	15
Portfolio investments, net of financing, at beginning of year	(974)	(1,025)	1,016

Portfolio investments, net of financing, at end of year	(1,461)	(974)	(1,025)

Represented by:
Investments (including short-term deposits)	2,805	983	1,078
Cash at bank and in hand	193	209	150
Borrowings	(3,985)	(1,714)	(1,965)
Cumulative charge to Group profit and loss account reserve in respect of shares issued to qualifying employee share ownership trust	159	105	59
Share capital and share premium	(633)	(557)	(347)

Portfolio investments, net of financing, end of year	(1,461)	(974)	(1,025)

Reconciliation of investments to the consolidated balance sheets
General business and shareholder investments (as above)	2,805	983	1,078
Long-term business	117,010	117,445	113,463
Investments in participating interests	87	83	105

Total investments in the consolidated balance sheets	119,902	118,511	114,646

Reconciliation of cash to the consolidated balance sheets
General business and shareholders (as above)	193	209	150
Long-term business	1,243	1,193	638

Total cash at bank and in hand in the consolidated balance sheets	1,436	1,402	788

Reconciliation of borrowings to the consolidated balance sheets
General business and shareholders (as above)	3,985	1,714	1,965
Long-term business	272	267	255

Total borrowings as per Note 28	4,257	1,981	2,220

        The following table provides a summary of the items comprising the net cash flows relating to acquisitions and disposals:

	2001	2000	1999
	(In £ millions)
Net assets acquired (disposed of):
Investment in associates	—	(79)	—
Other investments	—	—	187
Goodwill on acquisitions	171	108	1,577
Net assets held in long-term business operations	2	184	213
Net banking assets	—	179	—
Minority interests in Egg	—	(120)	—
Tax payable	—	—	(9)
Cash	—	16	27
Other net assets	9	(24)	16

Total net assets acquired	182	264	2,011
Cash (consideration paid) proceeds received after expenses	(182)	12	(2,011)

Net impact on shareholders' funds	—	276	—

Represented by:
Short-term fluctuations in investment returns after tax	—	19	—
Goodwill credited to shareholders' funds	—	90	—
Profit after tax on disposal	—	167	—

Total	—	276	—

        Net banking assets of £179 million in 2000 include £149 million cash received and retained by Egg from the flotation of its shares.

Scottish Amicable Insurance Fund (SAIF)

        The following supplemental information provides details relating to SAIF. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund.

        Assets and liabilities included in the consolidated balance sheets with respect to SAIF are as follows:

	December 31
	2001	2000
	(In £ Millions)
Assets
Investments:
Land and buildings	1,495	1,505
Other financial investments	12,492	13,726

Total investments	13,987	15,231
Reinsurers' share of technical provisions for linked liabilities	1,663	1,809
Reinsurers' share of long-term business technical provision	6	7
Debtors	50	59
Cash at bank and in hand	145	207
Accrued interest and rent	104	116
Deferred acquisition costs	124	148
Other prepayments and accrued income	5	6

Total assets	16,084	17,583

Liabilities
Fund for future appropriations*	1,814	3,082
Long-term business technical provision	12,271	12,192
Technical provisions for linked liabilities	1,663	1,809
Deferred tax	145	247
Debenture loans	100	100
Other creditors	89	149
Accruals and deferred income	2	4

Total liabilities	16,084	17,583

*
Wholly attributable, but not allocated to policyholders.

        Revenues and expenses included in the consolidated long-term business technical accounts with respect to SAIF are as follows:

	2001	2000	1999
	(In £ Millions)
Gross premiums	479	517	572
Reinsurance premiums ceded	(99)	(70)	(72)

Earned premiums, net of reinsurance	380	447	500
Claims incurred, net of reinsurance	(1,124)	(956)	(862)
Change in long-term technical provisions, net of reinsurance	(73)	(454)	(588)
Investment returns	(408)	441	2,445
Net operating expenses	(99)	(116)	(68)
Tax attributable to long-term business	56	21	(205)
Transfers from/(to) the SAIF fund for future appropriations	1,268	617	(1,222)

Balance on long-term technical accounts	—	—	—

UK Banking Operations

        The following supplemental information provides details relating to the net operating loss before tax included in the consolidated profit and loss accounts in respect of UK banking operations:

	2001	2000	1999
	(In £ Millions)
Interest income:
Loans and advances to banks	3	79	159
Loans and advances to customers	312	211	84
Debt securities	188	249	142
Other	102	118	79

	605	657	464

Interest expense:
Customer accounts	(313)	(451)	(362)
Other	(146)	(126)	(78)

	(459)	(577)	(440)

Net interest income	146	80	24

Administrative expenses	(185)	(193)	(150)
Provision for bad and doubtful debts	(68)	(37)	(9)
Other	19	(5)	(15)

Net operating loss before tax	(88)	(155)	(150)

        Assets, liabilities and shareholders' funds included in the consolidated balance sheets with respect to the UK banking operations are as follows:

	December 31
	2001	Restated* 2000
	(In £ Millions)
Assets:
Loans and advances to banks	67	238
Loans and advances to customers	4,712	3,736
Debt securities	3,061	3,686
Other banking assets	197	235

Total banking assets	8,037	7,895
Intragroup balances	4	—
Deferred tax asset	15	11
Other assets, including tax	28	39

Total	8,084	7,945

Liabilities:
Customer accounts	5,945	7,128
Debt securities issued	915	—
Securities sold under agreement to repurchase	384	—
Other banking liabilities	221	258

Total banking liabilities	7,465	7,386
Intragroup liabilities	3	1
Tax balances	16	23
Debenture loans	124	—

	7,608	7,410
Shareholders' funds
Group share	380	426
Minority interests	96	109

Total	8,084	7,945

*
Restated for the implementation of FRS 19 on deferred tax (see Note 4)

32 Pension Plans and Information on Staff

        The following is an analysis of the Group's Pension expense:

	2001	2000	1999
	(In £ Millions)
Defined benefit plans	37	37	41
Defined contribution plans	11	9	6

Total pension expense	48	46	47

        The Group has chosen not to fully implement FRS 17 "Retirement benefits" for the 2001 Financial Statements. Pension costs of £48 million, £46 million and £47 million for 2001, 2000 and 1999 respectively shown above have been determined applying the principles of SSAP 24 "Pension costs". These costs include £9 million, £7 million and £4 million for 2001, 2000 and 1999 respectively, relating to pension plan expenses outside of the UK.

        The Group operates a number of pension schemes around the world covering the majority of Group employees. The specific features of these plans vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded wholly by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest scheme is the UK defined benefit plan, Prudential Staff Pension Scheme (PSPS). On the FRS 17 basis of valuation described below, 92% of the liabilities of the Group defined benefit schemes are accounted for within PSPS.

        PSPS has assets held in separate trustee administered funds and was last subject to full actuarial valuation as at 5 April 1999 by P N Thornton, a qualified actuary and a partner in the firm of Watson Wyatt Partners. The principal actuarial assumptions adopted were investment return 7.1% per annum, pensionable earnings growth 5% per annum, increases to pensions in payment 3% per annum and dividend growth 3.5% per annum.

        The market value of Scheme assets as at that date was £4,504 million and the actuarial value of the assets was sufficient to cover 116% of the benefits that had accrued to members, allowing for expected future increases in earnings. As a result of the actuarial valuation, the employers' contribution rate has continued at the minimum prescribed under the Scheme rules, which is 12.5% of salaries.

        The employers' contribution is required to be paid, as a minimum in future years irrespective of the excess of assets in the Scheme and, under the current Scheme rules, access to the surplus through refunds from the Scheme is not available. Accordingly the surplus is not recognised as an asset in the Group's financial statements and the pension cost charge has been determined on an accrued payable basis without regard to the spreading of the surplus in the fund that would normally be appropriate under the requirements of SSAP 24.

        The Group also operates two smaller defined benefit Schemes for UK employees in respect of Scottish Amicable and M&G activities whose aggregate pension costs on a SSAP 24 basis are materially the same as the funding costs. For all three schemes the projected unit method was used for the most recent full actuarial valuations.

        Using external actuarial advice provided by Watson Wyatt Partners for the valuation of PSPS, and by Aon Limited for the M&G scheme, and internal advice for the Scottish Amicable scheme, the most recent full valuations have been updated to 31 December 2001 applying principles prescribed by FRS 17. The key assumptions adopted for these updated valuations were inflation 2.5%, rate of increase in salaries 4.5%, rate of increase of present and future pensions 2.5%, and rate used to discount scheme liabilities 5.75%.

        At 31 December 2001, applying FRS 17 with these assumptions, all three schemes are in surplus as shown in aggregate in the table below:

31 December 2001
(In £ Millions)
Assets:
Equities	3,321
Fixed income securities	402
Property	536
Cash	103

Total market value of assets	4,362
Present value of liabilities	(3,777)

Surplus in schemes	585

        The aggregate surplus before deferred tax provision, representing prepaid contributions, attributable to the Company at this date is £585 million of which £441 million is estimated to be attributable to prepaid contributions by the PAC with-profits fund and £144 million is attributable to shareholder operations. At current levels, this surplus is anticipated to be recoverable only after many years of payment of the minimum contribution to PSPS but, on full implementation of FRS 17, is required to be recognized in the Group's financial statements.

        Net of deferred tax of £49 million and £43 million attaching respectively to these amounts, the post-tax surpluses attributable to the PAC with-profits fund and shareholder financed operations are £392 million and £101 million respectively. If the surplus attributable to the PAC with-profits fund had been recognized in the 2001 financial statements, the reported Group fund for future appropriations of £13,202 million at 31 December 2001 would have been augmented by £392 million. Similarly, the Group shareholders' funds of £3,950 million at 31 December 2001 would have been augmented by £101 million.

        The Group also sponsors various defined contribution plans. The most significant of these plans covers Jackson National Life employees. To be eligible for the Jackson National Life plan, an employee must have attained the age of 21 and completed at least 1,000 hours of service in a 12 month period. Annual contributions to the plan are based on a percentage of eligible compensation paid to participating employees during the year.

        The average numbers of staff employed by the Group during the year were:

	2001	2000	1999
UK Operations	15,266	16,652	18,885
US Operations	2,580	2,250	1,640
Asian Operations	4,651	2,635	1,535
European Operations	550	405	312

Group total	23,047	21,942	22,372

        The costs of employment were:

	2001	2000	1999
	(In £ Millions)
Wages and salaries	734	656	637
Social security costs	61	55	51
Other pension costs	48	46	47

Group total	843	757	735

33 Stock-based Compensation

      The Group maintains five active stock award and stock option plans: the Restricted Share Plan; the Share Participation Plan; the Managers' Share Plan; the Professional Reward Scheme; and the Savings-Related Share Option Scheme. The Group has established various trusts to facilitate the delivery of shares under the stock-based compensation plans. The maximum number of shares over which options may be granted in a ten year period (1993-2003) is 188.7 million of which a maximum of 59.8 million shares may be issued in any 36 month period.

        The Restricted Share Plan is the Group's long-term incentive plan for executive directors and other senior executives. Each year participants are granted a conditional option to receive a number of shares. There is a deferment period, currently three years, at the end of which the award vests to an extent that depends on the performance of the Group's stock including notional reinvested dividends. After vesting, the award may then be exercised at zero cost at any time, subject to closed period rules, in the balance of a ten year period. Shares are purchased in the open market by a trust for the benefit of qualifying employees. Currently, the trust holds at least the maximum number of shares conditionally awarded and not yet forfeited or exercised. The Restricted Share Plan replaced the Executive Share Option Scheme in 1995 and options remain outstanding under this prior plan for exercise no later than 2005.

        The Share Participation Plan is designed to encourage share ownership amongst senior executives and to provide rewards based upon various performance factors of the Group. Each year, participants may be offered the choice of a cash award, a matching share award if cash or shares to the value of the cash award are lodged, or a combination of 50% of each. Share awards vest after five years for executive directors of Prudential plc and three years (formerly five years) for all other eligible employees and are transferred to the participants at no additional cost. Ordinary shares for share awards are purchased in the open market by a trust, which holds them during the vesting period for the benefit of qualifying employees.

        The Managers' Share Plan is offered to a selected group of managers of the Group in order to acknowledge their contribution and to promote alignment with the interests of the Group's shareholders. The size of the awards is based on an assessment of overall Group performance. Participants receive annual share awards that vest after a three-year period. After vesting, awards are transferred to participants at no cost. Ordinary shares for share awards are purchased in the open market by a trust, which holds them during the vesting period for the benefit of qualifying employees. No new awards under the Managers' Share Plan were made after the year ended December 31, 1998.

        The Professional Reward Scheme is designed to reward certain high performing members of the salesforce with both share options and share awards. Based on specified sales level criteria participants are granted both share options and share awards annually that vest after a three-year period. After vesting, participants receive immediate title to share awards and are able to exercise their stock options at any time over the next seven years. Ordinary shares for share awards and grant of options are purchased in the open market by a trust, which holds them during the vesting period for the benefit of qualifying employees.

        The Savings-Related Share Option Scheme is designed to foster share ownership among UK and certain non-UK employees. Permanent employees are eligible for this plan if they have been employed by the Group for the previous six months. At the outset participants choose an option period (three, five or seven years, or a combination of these periods) and the amount of monthly contributions to be made from their earnings during the option period, which determines the number of options granted. The option price is fixed at the start and is based on a discount of 20% to the market price. Participants may exercise their options within six months of the end of the option period. If options are not exercised, participants are entitled to receive a refund of their cash contributions plus interest.

        Egg maintains two stock-based compensation plans, the Egg Restricted Share Plan and the Egg Employee Share Options Plan. Both plans are based on shares in Egg, not Prudential plc. At December 31, 2001, 19.5 million share awards relating to these plans were outstanding. Any compensation expense relating to these plans is included in the Group totals.

        At December 31, 2001, 10.1 million of the Company's shares, with a market value of £81 million, were held in various trusts relating to incentive plans and the savings-related share option schemes. 4.1 million of the 10.1 million shares were held by trusts under employee incentive plans and have been accounted for in the consolidated balance sheet as own shares. Shares held in these trusts are conditionally gifted to employees. The employees' entitlements to dividends and eventual distribution depend upon the particular terms of each incentive plan. The carrying value of the shares is £19 million, which represents the cost of purchase less the cumulative amounts charged to the profit and loss account. In addition, at December 31, 2001, 6.0 million shares were held by a qualifying employee share ownership trust. These shares are expected to be fully distributed after June 1, 2002 on maturities of savings-related share option schemes. The weighted average exercise price of options outstanding in respect of these shares is £5.58 per share. The shares are valued at the amount of expected proceeds and are carried at £33 million as an asset on the consolidated balance sheets. Share options outstanding under the Group's share-based compensation plans during 2001, 2000 and 1999 were as follows:

	2001		2000		1999
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
	(Millions)	£	(Millions)	£	(Millions)	£
Options outstanding:
Beginning of year	25.2	4.84	32.0	4.31	33.5	3.50
Granted	5.7	5.41	4.1	6.29	9.2	5.82
Exercised	(7.9)	3.90	(8.8)	3.51	(8.2)	2.46
Cancelled	(3.7)	5.17	(2.1)	5.34	(2.5)	4.83

End of year	19.3	5.25	25.2	4.84	32.0	4.31

Options immediately exercisable, end of year	3.7	4.74	3.9	3.66	4.6	3.08

        Share awards outstanding under the Group's share-based compensation plans at December 31, 2001, 2000 and 1999 are as follows:

	Number of Awards
	2001	2000	1999
	(Millions)
Share awards outstanding:
Beginning of year	1.0	1.9	2.4
Granted	0.1	0.1	0.5
Exercised	(0.7)	(0.8)	(0.8)
Cancelled	—	(0.2)	(0.2)

Share awards outstanding, end of year	0.4	1.0	1.9

        At December 31, 2001, the weighted average contractual life of outstanding awards was nil years. The following table provides a summary of the range of exercise prices for options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable
	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Prices	Number Exercisable	Weighted Average Exercise Prices
	(Millions)	(years)	(£)	(Millions)	(£)
Range of exercise prices
Between £0 and £1	1.9	7.9	—	0.4	—
Between £1 and £2	—	—	—	—	—
Between £2 and £3	0.6	1.0	2.42	0.4	2.32
Between £3 and £4	2.6	1.9	3.40	1.4	3.21
Between £4 and £5	1.3	1.1	4.32	0.0	4.32
Between £5 and £6	1.5	2.2	5.14	0.3	5.48
Between £6 and £7	6.5	2.9	6.16	—	—
Between £7 and £8	4.2	3.3	7.46	0.7	7.72
Between £8 and £9	—	—	—	—	—
Between £9 and £10	0.7	6.7	9.47	0.5	9.48

	19.3	3.4	5.25	3.7	4.74

        There were options outstanding under executive share option schemes and under savings-related share option schemes to subscribe for 15.6 million shares, at prices ranging from £2.01 to £7.59 at December 31, 2001. At December 31, 2000, there were options to subscribe for 19.8 million shares at prices ranging from £2.01 to £7.59. All share options outstanding at December 31, 2001 and 2000 were exercisable no later than 2008.

34 Restructuring Provision

        Restructuring costs are charged within operating expenses in the long-term business technical account, the general business technical account and the non-technical account.

UK Insurance Operations

        During 1999 the Group made a commitment and announced a plan to restructure its UK work force for the Retail Financial Services, General Insurance and Retail IFA business units. The restructuring plan was substantially completed by December 31, 2000. As a result of this plan a provision of £131 million was established, of which £78 million was borne by the PAC with-profits fund and £53 million was borne by the shareholders' fund. In connection with this plan, the Group decided to reduce its direct salesforce, branch networks and administrative functions that support the salesforce. The components of the aforementioned restructuring cost of £131 million include a provision in respect of termination benefits and redundancy costs of £64 million, branch closures and other property related charges of £ 56 million and other transition and systems-related costs of £11 million. The total number of staff made redundant was 3,467.

        As of December 31, 2000 all affected employees had been notified that they will be terminated. The number of employees made redundant who were still employed at December 31, 2000 was 344. As of December 31, 2000, the amount paid and charged against the provision was £97 million. The remaining costs, with the exception of certain property related charges, which will be incurred over future years, were paid by the end of 2001.

        In February 2001 Prudential announced the restructuring of the direct sales force and customer service channels of its UK Insurance Operations. In November 2001 Prudential announced further details of changes to the future structure of those operations, in particular the intention to pursue a single brand strategy for life and pensions business including the integration of the Scottish Amicable operation under the Prudential brand. The changes also include a simplification of the organizational structure and plans for a significant reduction in operating costs. The total number of employees made redundant was 4,100, of which 2,035 were terminated by December 31, 2001. The total cost in 2001of this restructuring was £200 million of which £48 million was borne by shareholders and the remaining £152 million by the with-profits fund. The components of this provision include termination and redundancy costs of £110 million, branch closures and other property related charges of £34 million and other transition and systems-related costs of £56 million. As of December 31, 2001 £82 million was paid and charged against this provision. Of the remaining £118 million, £58 million was for termination and redundancy costs, £32 million was for branch closures and property-related charges and £28 million was for other transition and systems-related costs.

M&G

        During 1999 Prudential established a provision of £17 million relating to the integration in the UK of Prudential Portfolio Managers and M&G following the M&G acquisition. The provision was borne by the shareholders' fund.

        As part of the integration, Prudential reduced its M&G life/pension and institutional administrative force and eliminated some departments. Prudential also reduced its management force. The provision comprised redundancy costs of £9 million, department closures of £2 million, and other collective integration costs of £6 million.

        The total number of employees made redundant was 124. The plans were substantially completed by the end of 2000. The amount paid and charged against the provision through December 31, 2000 was £12 million. All remaining amounts were paid by the end of 2001.

35 Post Balance Sheet Events

Sale of UK General Insurance Business

        In November 2001, the Company agreed to transfer its UK property and casualty business to Winterthur Insurance and the Churchill group, its UK subsidiary. On December 31, 2001 the insurance liabilities of the business were almost wholly reassured to Winterthur. The related cash transfer for this reinsurance was offset in January 2002 against the sale proceeds of the business. The sale was completed on January 4, 2002 for a consideration of £353 million. After allowing for the costs of the sale and other related items, it is anticipated that the profit on sale recorded in the 2002 results will be approximately £360 million before tax.

36 Transactions with Directors

        At 31 December 2001, transactions, arrangements and agreements entered into by the Group with directors and connected persons included:

	Number of persons	£000
Mortgages and other borrowings from Egg plc	3	575

        These transactions are on normal commercial terms and in the ordinary course of business.

37 Summary of Material Differences between UK Generally Accepted Accounting Practice and US Generally Accepted Accounting Principles

        The Group's consolidated financial statements are prepared in accordance with UK GAAP. These accounting practices differ in certain material respects from generally accepted accounting principles in the US ("US GAAP"). The material differences between UK GAAP and US GAAP affecting the Group's consolidated profit and loss and shareholders' funds are set forth in the following tables with descriptions of the differences thereafter. The reconciliation tables present an analysis of the material differences affecting both the with-profits funds and other operations. See Note 38 for presentation of condensed consolidated US GAAP financial statements.

Reconciliation to US GAAP

        The approximate effects on consolidated profit and loss of the differences between UK GAAP and US GAAP, including a breakdown of the US GAAP adjustments between with-profits funds and other operations, are as follows:

	2001			Restated* 2000			Restated* 1999
	With- Profits Funds	Other	Total	With- Profits Funds	Other	Total	With- Profits Funds	Other	Total
				(In £ Millions)
Consolidated profit for the financial year in accordance with UK GAAP			389			657			472

US GAAP adjustments:
Business acquisitions and investments in associates	(90)	(29)	(119)	36	(21)	15	(71)	(33)	(104)
Restructuring charges	17	9	26	(11)	(10)	(21)	11	17	28
Investments:
Real estate	81	—	81	(424)	—	(424)	(615)	—	(615)
Securities	73	(3)	70	36	—	36	711	—	711
Mortgage and other loans	19	—	19	10	—	10	53	—	53
Derivative instruments:
Investment results	—	(165)	(165)	—	—	—	—	—	—
Cumulative effect of change in accounting principles (gross of tax), see pages F-122 and F-123	—	(193)	(193)	—	—	—	—	—	—
Long-term business:
Revenue and expense recognition	(449)	(96)	(545)	(157)	(111)	(268)	(213)	(24)	(237)
Deferred acquisition costs	357	(2)	355	260	79	339	103	48	151
Policy liabilities	329	121	450	1,073	91	1,164	52	(3)	49
Reversal of transfer (from) to FFA	(6,487)	—	(6,487)	(2,862)	—	(2,862)	4,775	—	4,775
Provision for policyholders' share of earnings on with-profits business in excess of cost of policyholder bonuses declared	5,132	—	5,132	1,636	—	1,636	(3,876)	—	(3,876)
Equalization provision	—	2	2	—	8	8	—	7	7
Pension plans	73	16	89	89	21	110	54	13	67
Stock-based compensation	(1)	(5)	(6)	—	(9)	(9)	(1)	(11)	(12)
Deferred income tax	130	13	143	57	—	57	(94)	—	(94)
Deferred tax effect of the above adjustments	245	106	351	75	(21)	54	(458)	(29)	(487)

Total US GAAP adjustments	(571)	(226)	(797)	(182)	27	(155)	431	(15)	416

Consolidated net (loss) income in accordance with US GAAP			(408)			502			888

*
Restated for the implementation of FRS 19 on deferred tax, see Note 4.

        The approximate effects on consolidated shareholders' funds of the differences between UK GAAP and US GAAP, including a breakdown of the US GAAP adjustments between with-profits funds and other operations as of December 31 are as follows:

	2001			Restated* 2000
	With- Profits Funds	Other Operations	Total	With- Profits Funds	Other Operations	Total
	(In £ Millions)
Consolidated shareholders' funds in accordance with UK GAAP			3,950			3,971

US GAAP adjustments:
Business acquisitions and investments in associates	260	274	534	306	300	606
Restructuring charges	17	11	28	—	2	2
Investments:
Real estate	(3,943)	—	(3,943)	(4,006)	—	(4,006)
Securities	—	(6)	(6)	(5)	(627)	(632)
Mortgage and other loans	(29)	—	(29)	(47)	—	(47)
Derivative instruments	—	(355)	(355)	—	—	—
Long-term business:
Revenue and expense recognition	(1,444)	(485)	(1,929)	(1,021)	(396)	(1,417)
Deferred acquisition costs	1,314	382	1,696	957	586	1,543
Policy liabilities	6,517	90	6,607	6,156	(31)	6,125
Reversal of FFA	11,388	—	11,388	17,835	—	17,835
Undistributed policyholder allocations	(13,292)	—	(13,292)	(18,354)	—	(18,354)
Equalization provision	—	40	40	—	38	38
Pension plans	726	250	976	653	233	886
Stock-based compensation	(1)	(41)	(42)	(1)	(59)	(60)
Deferred income tax	(223)	13	(210)	(350)	—	(350)
Shareholder dividend liability	—	332	332	—	322	322
Deferred tax effect of the above adjustments	186	33	219	(84)	77	(7)

Total US GAAP adjustments	1,476	538	2,014	2,039	445	2,484

Consolidated shareholders' equity in accordance with US GAAP			5,964			6,455

*
Restated for the implementation of FRS 19 on deferred tax, see Note 4, and for the reclassification between "Business acquisitions and investments in associates" and "Pension plans", as explained later in this note.

        The following descriptions of differences between UK and US GAAP include tables summarizing the effects on the condensed consolidated US GAAP balance sheets and income statement lines of the US GAAP adjustments for each reconciling item. For adjustments in respect of with-profits funds, the net effect of a particular US GAAP adjustment on US GAAP consolidated net income or shareholders' equity would be the amounts shown in the table, net of related policyholders' share of the adjustment. The policyholders' share is included in the adjustment for undistributed policyholder allocations.

Business Acquisitions and Investments in Associates

        Business acquisitions are generally accounted for using the purchase method under both UK GAAP and US GAAP. Under UK GAAP, goodwill arising on acquisitions prior to January 1, 1998 was charged against shareholders' funds when acquired. Upon disposal of subsidiaries acquired prior to 1998, the entire goodwill recorded at acquisition is credited to shareholders' funds, and charged against the gain or loss on the sale.

        Under US GAAP, and UK GAAP for acquisitions subsequent to December 31, 1997, goodwill is recorded as an asset and amortized in the consolidated profit and loss account on a straight-line basis over its estimated useful life, generally not exceeding 20 years. Upon disposal, any remaining unamortized goodwill is charged against the gain or loss on the sale.

        Under UK GAAP, the Group's interests in associates, principally St. James's Place Capital plc, which was primarily acquired in 1997 as part of the Scottish Amicable transaction and sold in 2000 at a total realized gain of £99 million, and IFonline, which was acquired in 2000, are carried at the Group's share of underlying net assets at the date of acquisition, adjusted each year for the Group's share of increases or decreases in shareholders' funds of the associate. Prior to January 1, 1998, the difference between the purchase price of an investment in an associate and the Group's share of net assets was written off to shareholders' funds in the year of acquisition. For investments in associates subsequent to December 31, 1997, goodwill is recorded as an asset and amortized in the consolidated profit and loss account on a straight-line basis over its estimated useful life, generally not exceeding 20 years.

        Under US GAAP, interests in associates are recorded using the equity method of accounting. Equity method investments are recorded at the purchase price in the year of acquisition including related goodwill. The carrying values of investments in associates are adjusted each year for the Group's share of US GAAP profits or losses, with such adjustments being included in the income statement. Dividends received from associates are recorded as a decrease in the carrying value of the investment. Related goodwill is amortized in the consolidated statement of income on a straight-line basis over its estimated useful life, generally not exceeding 20 years. Investments in other participating interests where the Group does not exercise significant influence are carried at fair value with changes in fair value recognized as unrealized gains and losses and reported, net of applicable income taxes, in other comprehensive income.

        In June 2000, the Group sold 68% of its holding in St. James's Place Capital plc (SJPC) for cash proceeds of £213 million. Under UK GAAP, the resulting gain was £99 million. The remaining 32% of the Group's holding in SJPC was sold in July 2000 at a gain of £24 million. These gains were determined after taking into account the investment balance under equity accounting and goodwill written off to reserves recorded upon acquisition. In total, the gain on disposal under UK GAAP was £123 million.

        Under US GAAP, the goodwill upon the acquisition of SJPC was capitalized and amortized over 20 years. The resulting aggregate gain, after taking into account the unamortized balance of goodwill and the investment balance under equity accounting, was £136 million.

        Under UK GAAP, consistent with their portfolio investment nature, life fund venture capital holdings are normally carried at fair value. Under US GAAP, venture capital holdings in which the Group is deemed to have a controlling interest are consolidated.

        The US GAAP adjustments for business acquisitions and investments in associates had the following effects on the condensed consolidated US GAAP financial statements:

	2001	Restated* 2000	1999
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Investment results	59	126	(45)
Underwriting, acquisition and other operating expenses	(85)	(64)	—
Other charges (amortization expense)	(93)	(47)	(59)

Total US GAAP adjustments	(119)	15	(104)

Condensed consolidated US GAAP balance sheets:
Fixed maturities	(126)	(79)
Equity securities	(37)	(44)
Other investments	27	47
Intangible assets	836	690
Other assets	412	254
Debt	(378)	(201)
Other liabilities	(200)	(61)

Total US GAAP adjustments	534	606

*
Prior year figures have been restated to reflect adjustments to goodwill on revaluation of pension assets as a pensions adjustment rather than a business acquisition adjustment.

Restructuring Charges

        Under UK GAAP, restructuring charges can be provided as a liability on the basis that the entity has a constructive obligation. A constructive obligation has arisen when the entity has a detailed formal plan and raised a valid expectation to those affected that it will carry out the restructuring by starting to implement the plan or by making a public commitment. The establishment of a restructuring liability is charged to the profit and loss account for both restructuring of existing and newly acquired operations.

        Under US GAAP, restructuring charges arising from business combinations and relating to involuntary termination/relocation of the acquired entity's employees or costs relating to exiting an activity of the acquired company are recognized as liabilities assumed in the business combination and included in the accounting for the acquisition. Restructuring charges related to involuntary employee terminations or other costs to exit existing activities are accrued with a charge to income when a formal plan is approved by management and specific information regarding termination benefits is communicated to affected employees.

        The US GAAP adjustments for restructuring charges had the following effects on the condensed consolidated US GAAP financial statements:

	2001	2000	1999
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Underwriting, acquisition and other operating expenses	26	(21)	28

Total US GAAP adjustments	26	(21)	28

Condensed consolidated balance sheets:
Other liabilities	28	2

Total US GAAP adjustments	28	2

        Under US GAAP, the 2001 provision for restructuring the direct sales force and customer service channels of UK Insurance Operations included termination benefits and redundancy costs of £82 million, branch closures and other property-related charges of £34 million and other transition and systems related costs of £56 million. Termination benefits of £28 million provided under UK GAAP were excluded from the US GAAP provision because information regarding termination benefits was not communicated to certain groups of affected employees by December 31, 2001.

        Under US GAAP, the 1999 provision for restructuring the UK Insurance Operations to reduce the direct salesforce, branch networks and administrative function was for termination benefits and redundancy costs of £53 million, branch closures and other property related charges of £53 million and other transition and systems related costs of £11 million. In 2000, additional redundancy costs of £11 million were provided for US GAAP purposes, which were provided in 1999 under UK GAAP.

        Under US GAAP, in 1999 £5 million of the provision for the reduction of M&G's life and pension and institutional administrative force, elimination of some departments and the reduction of the management force has been accounted for as part of the M&G purchase price. Termination benefits of a further £2 million had been charged as restructuring costs and an additional £1 million was provided for employee retention bonuses. The remaining costs recorded under UK GAAP did not qualify for inclusion under US GAAP. In 2001 and 2000, additional redundancy, integration and closure costs of £2 million and £7 million, respectively, were paid and accounted for under US GAAP. These costs were provided in 1999 under UK GAAP.

Investments

Real estate

        Under UK GAAP, investments in tenant and Group occupied freehold and leasehold properties are carried at fair value as defined by The Royal Institution of Chartered Surveyors guidelines. The costs of additions and renovations are capitalized and considered when estimating fair value.

        Under US GAAP, investments in tenant and Group occupied freehold and leasehold properties are carried at depreciated cost. Depreciation is calculated using the straight-line method over the properties' estimated useful lives, generally 30 to 50 years. The costs of additions and renovations are capitalized and depreciated using the straight-line method over the estimated useful lives, generally 7 to 25 years, or the remaining useful life of the property if shorter. Property is considered to be impaired when its carrying value exceeds the future undiscounted estimated cash flow of the property. Impaired property is written down to fair value, through a charge to the statement of income. Rental income and rental expense are recognized on a straight line basis over the term of the lease.

        The US GAAP adjustments for real estate had the following effects on the condensed consolidated US GAAP financial statements:

	2001	2000	1999
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Investment results	91	(418)	(607)
Other charges (depreciation on Group occupied properties)	(10)	(6)	(8)

Total US GAAP adjustments	81	(424)	(615)

Condensed consolidated US GAAP balance sheets:
Real estate	(3,979)	(4,051)
Other assets (Group occupied properties)	36	45

Total US GAAP adjustments	(3,943)	(4,006)

Securities

        Under UK GAAP, equity securities and unit trusts are carried at fair value. Debt and other fixed income securities are carried at fair value, except for those held by Jackson National Life, which are carried at amortized cost, and those held by Egg, which are carried at cost less any provision for permanent diminution in value. Changes in fair value are recorded in the consolidated profit and loss account.

        Under US GAAP, investments in debt and equity securities are carried at fair value. Changes in fair value of securities classified as trading are recognized in the statement of income. Changes in fair value of securities classified as available-for-sale are recorded as a component of other comprehensive income in shareholders' equity, net of related deferred acquisition cost amortization, change in policyholder benefit liabilities and deferred taxes. When impairment of available-for-sale securities is deemed to be other than temporary, the decrease in value is included in the statement of income as a realized loss and a new cost basis is established.

        The US GAAP adjustments for securities had the following effects on the condensed consolidated US GAAP financial statements:

	2001	2000	1999
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Investment results	70	36	711

Total US GAAP adjustments	70	36	711

Condensed consolidated US GAAP balance sheets:
Fixed maturities	(6)	(632)

Total US GAAP adjustments	(6)	(632)

Mortgage and other loans

        In the UK financial statements, loans collateralised by mortgages held by Egg and Jackson National Life are carried at outstanding principal balances less allowances for loan losses. Loans collateralised by mortgages and other unsecured loans held by UK insurance operations are carried at fair value with changes in fair value recorded in the consolidated profit and loss account.

        Under US GAAP, all loans are carried at their outstanding principal balances, less allowances for loan losses.

        The US GAAP adjustments for mortgage and other loans had the following effects on the condensed consolidated US GAAP financial statements:

	2001	2000	1999
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Investment results	19	10	53

Total US GAAP adjustments	19	10	53

Condensed consolidated US GAAP balance sheets:
Mortgage loans	(37)	(41)
Other loans	8	(6)

Total US GAAP adjustments	(29)	(47)

Derivative instruments

        Under UK GAAP, depending on their nature and purpose, derivative instruments are either accounted for at fair value or treated as a hedge and accounted for on an accrual or deferral basis.

        Under US GAAP, beginning on 1 January 2001, all derivative financial instruments, including those embedded in other contracts, must be carried at fair value. Changes in their fair value are recorded directly to current earnings unless specific hedging criteria are met.

        The US GAAP adjustments for derivative instruments had the following effects on the condensed consolidated US GAAP financial statements:

	2001	2000	1999
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Investment results	(165)	—	—
Cumulative effect of change in accounting principles (gross of tax)	(193)	—	—

Total US GAAP adjustments	(358)	—	—

Condensed consolidated US GAAP balance sheets:
Other investments	(287)	—
Other assets	(90)	—
Policyholder benefit liabilities	22	—

Total US GAAP adjustments	(355)	—

        Further details on the change in accounting principles is shown in Note 38 on pages F-122 and F-123.

Long-term Business

Revenue and expense recognition

        Under UK GAAP, for long-term insurance contracts, all premium and annuity considerations and related expenses, investment returns, and increases in policyholder accounts and other long-term business liabilities are, on recognition, recorded within the profit and loss account.

        Under US GAAP, premiums from conventional with-profits policies and other protection-type life insurance policies are recognized as revenue when due from the policyholder. Premiums from unitized with-profits life insurance policies and investment contracts, which have minimal mortality risk, are reported as increases in policyholder account balances when received. Revenues derived from these policies consist of mortality charges, policy administration charges, investment management fees and surrender charges that are deducted from policyholders' accounts.

        Under US GAAP, premiums and policy charges received that relate to future periods are recorded as a deferred income liability. For limited payment annuities, the excess of the gross premium over the US GAAP net benefit premium is deferred and amortized in relation to the expected future benefit payments. For investment contracts, policy charges that benefit future periods are deferred and amortized in relation to expected gross profits.

        Under US GAAP, investment results of separate account assets offset the increase in separate account liabilities.

        Some long-term reinsurance contracts are structured to provide a form of financing as well as the transfer of risk. Under UK GAAP, where it is not practicable to separate out the financing components, such long-term reinsurance contracts are accounted for in the long-term technical account as reinsurance transactions. Where an amount received from a reinsurer is to be repaid in future accounting periods together with interest (or equivalent charge), the amount outstanding is included in the consolidated balance sheets as a liability. Where the repayment is contingent upon the emergence of margins, the present value of that part of the future margins which are expected to finance the repayment, is recognized as an asset in the consolidated balance sheets. Where appropriate, the carrying value of acquired in force business, to which reinsurance contracts of this nature are in place, is reduced.

        Under US GAAP, the financing element of reinsurance contracts is estimated and accounted for as a loan transaction.

        The US GAAP adjustments for differences in revenue and expense recognition had the following effects on the condensed consolidated US GAAP financial statements:

	2001	2000	1999
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Insurance policy revenues	(10,349)	(9,921)	(9,928)
Investment results	1,071	207	(1,899)
Benefits and claims	8,762	9,406	11,590
Other charges	(29)	40	—

Total US GAAP adjustments	(545)	(268)	(237)

Condensed consolidated US GAAP balance sheets:
Intangible assets	11	40
Other assets	(135)	(148)
Policyholder benefit liabilities	(1,805)	(1,309)

Total US GAAP adjustments	(1,929)	(1,417)

Deferred acquisition costs

        Under UK GAAP, costs of acquiring new insurance policies, principally commissions, marketing and advertising costs and certain other costs associated with policy issue and underwriting that are not reimbursed by specific policy charges are capitalized as an asset and amortized in relation to profit margins. Recoverability is assessed at the time of policy issue, and reviewed if profit margins decline.

        Under US GAAP, commissions, salesforce direct costs and costs associated with policy issue and underwriting that vary with and are primarily related to the production of new and renewal contracts are deferred. Deferred acquisition costs are regularly evaluated for recoverability and amounts determined not to be recoverable are charged to income. Deferred acquisition costs for conventional with-profits life insurance and other protection-type insurance policies are amortized in relation to premium income using assumptions consistent with those used in computing policyholder benefit provisions. Deferred acquisition costs for unitized with-profits life insurance and investment-type policies are amortized in relation to expected gross profits. Expected gross profits are evaluated regularly against actual experience and revised estimates of future gross profits and amortization are adjusted for the effect of any changes. Deferred acquisition costs associated with internally replaced policies are written off in the year replacement occurs and the incremental commissions and selling costs of the replacement contract are capitalized and amortized over the life of the replacement policy.

        The US GAAP adjustments for deferred acquisition costs had the following effects on the condensed consolidated US GAAP financial statements:

	2001	2000	1999
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Underwriting, acquisition and other operating expenses	355	339	151

Total US GAAP adjustments	355	339	151

Condensed consolidated US GAAP balance sheets:
Deferred acquisition costs	1,696	1,543

Total US GAAP adjustments	1,696	1,543

Policy liabilities

        Under UK GAAP, future policyholder benefit provisions are based on fund value for unitized with-profits insurance policies and investment-type policies and are calculated using net premium methods for conventional with-profits life insurance and other protection-type insurance policies. The net premium reserves are calculated using assumptions for interest, mortality, morbidity and expenses, but without assumptions for withdrawals. These assumptions are determined as prudent best estimates at the date of valuation. Terminal bonuses expected to be paid on with-profits policies within the declaration period for the next financial year are recorded as part of the technical provision; liabilities for future annual and terminal bonus declarations are not provided.

        Under US GAAP, for unitized with-profits life insurance and other investment-type policies, the liability is represented by the policyholders' account balances before any applicable surrender charges. Policyholder benefit liabilities for conventional with-profits life insurance and other protection-type insurance policies are developed using the net level premium method, with assumptions for interest, mortality, morbidity, withdrawals and expenses using best estimates at date of policy issue plus provisions for adverse deviation based on Group experience. Interest assumptions range from 3.7% to 12.0%. When the policyholder benefit liability plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses, using current best estimate assumptions, deferred acquisition costs are written down and/or a deficiency liability is established by a charge to earnings.

        The US GAAP adjustments for policy liabilities had the following effects on the condensed consolidated US GAAP financial statements:

	2001	2000	1999
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Benefits and claims	450	1,164	49

Total US GAAP adjustments	450	1,164	49

Condensed consolidated US GAAP balance sheets:
Policyholder benefit liabilities	6,607	6,125

Total US GAAP adjustments	6,607	6,125

Other With-Profits Policyholders' Funds and the Fund for Future Appropriations (FFA)

        Under UK GAAP, the long-term business technical provisions include provision for declared annual and terminal bonuses. The charge for the cost of bonuses declared in the year is recognized in the movement in the long-term business provision in the long-term business technical account. No technical provisions are made for bonuses beyond that covered in the current bonus declaration period. All amounts of the with-profits funds not yet allocated to policyholders or shareholders are recorded in the FFA. Changes in the FFA are charged or credited to the profit and loss account.

        For US GAAP purposes, the FFA recorded under UK GAAP is reversed and a liability is established for undistributed policyholder allocations. The liability for undistributed policyholder allocations is established in the balance sheets because under the Articles of Association of PAC and overseas operations having with-profits funds, the allocation and distribution of profits from the with-profits funds to shareholders is limited to up to one-ninth of the amount allocated to policyholders as bonuses. This is also the current basis of allocation and distribution. The liability for policyholder allocations represents an accumulation of 90% of the cumulative pre-bonus undistributed earnings of the with-profits business, measured on a US GAAP basis, less the cumulative cost of policyholders' benefits and claims. The provision for the policyholders' share of earnings on with-profits business charged to income represents 90% of the current year's pre-bonus earnings, before income taxes. Under US GAAP, the charge for the cost of bonuses recognized in the income statement for UK GAAP purposes is reversed and deducted from the balance of the undistributed policyholder allocations and included in policyholder benefit liabilities. The total US GAAP income adjustment represents the increase in the total allocation over the cost of policyholder bonuses declared.

        The US GAAP adjustments for undistributed policyholder allocations had the following effects on the condensed consolidated US GAAP financial statements:

	2001	2000	1999
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Benefits and claims (cost of bonuses declared)	2,614	2,704	2,734
Provision for policyholders' share of earnings on with-profits business	3,065	(966)	(7,777)
Income tax attributable to the policyholders' share of earnings on with-profits business	(547)	(102)	1,167

Total US GAAP adjustments	5,132	1,636	(3,876)

Condensed consolidated US GAAP balance sheets:
Undistributed policyholder allocations	(13,292)	(18,354)

Total US GAAP adjustments	(13,292)	(18,354)

        The UK GAAP FFA and related profit and loss account transfer have been reversed for US GAAP. The reduction in liabilities increased shareholders' equity in the condensed consolidated US GAAP balance sheets by £11,388 million and £17,835 million in 2001 and 2000, respectively. The reversal of the related UK GAAP profit and loss account transfer reduced net income in the condensed consolidated US GAAP income statement by £6,487 million and £2,862 million in 2001 and 2000, respectively and increased net income by £4,775 million in 1999. The figures for 2000 and 1999 have been restated from those previously published following the implementation of FRS 19 on deferred tax.

        As set out in Note 30 to the consolidated financial statements Prudential is currently discussing the attribution of PAC's inherited estate with the Financial Services Authority (FSA), the UK insurance regulator. These discussions may or may not result in a portion of the inherited estate in the main with-profit fund being attributed solely to shareholders. Accordingly, these discussions may or may not affect the undistributed policyholder allocations recorded for US GAAP purposes.

Equalization Provision

        Under UK GAAP, an equalization provision is recorded to mitigate claims volatility. The annual change in the equalization provision is recorded in the profit and loss accounts for the year.

        Under US GAAP, provisions for losses not yet incurred are not permitted, therefore, the equalization provision is eliminated.

        The US GAAP adjustments for the equalization provision had the following effects on the condensed consolidated US GAAP financial statements:

	2001	2000	1999
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Benefits and claims	2	8	7

Total US GAAP adjustments	2	8	7

Condensed consolidated US GAAP balance sheets:
Policyholder benefit liabilities	40	38

Total US GAAP adjustments	40	38

Pension Plans

        Under UK GAAP, employer contributions to defined benefit plans are calculated and expensed on a basis that spreads the costs over the service lives of participants.

        Under US GAAP, Statement of Financial Accounting Standards ("SFAS") No. 87, "Employers' Accounting for Pensions", an asset has been recognized in the condensed consolidated balance sheets reflecting the overfunded status of the UK Group's UK staff pension plans. A transition asset, as at January 1, 1989, the effective date of SFAS 87, is being amortized on a straight-line basis over a 15 year period.

        The US GAAP adjustments for pension plans had the following effects on the condensed consolidated US GAAP financial statements:

	2001	Restated* 2000	1999
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Underwriting, acquisition and other operating expenses	89	110	67

Total US GAAP adjustments	89	110	67

Condensed consolidated US GAAP balance sheets:
Other assets	976	886

Total US GAAP adjustments	976	886

*
Prior year figures have been restated to reflect adjustments to goodwill on revaluation of pension assets as a pensions adjustment rather than a business acquisitions adjustment.

Stock-based Compensation

        Under UK GAAP, compensation costs for stock compensation plans, other than the Savings Related Share Option Scheme, are recorded based on the quoted market price of the shares at the grant date less the amounts, if any, that employees are required to pay. For these plans, these costs are recognized in the profit and loss accounts over the period for which the share awards or options are earned. Prior to 1998, shares under the Savings Related Share Option Scheme were issued directly to qualifying employees. No compensation cost was recorded and the increase in share premium reflected the difference between proceeds received for qualifying employees and the nominal value of the shares being issued. Beginning in 1998, shares were issued to a qualifying share ownership trust and costs, representing the difference between the market price at the date of transfer to the trust and amounts payable by employees, were charged directly to retained profit and loss reserve. An equal and opposite amount is recorded as an increase in the share premium. Any shares held by the qualifying share ownership trust are included in "ordinary shares of parent company" in the UK GAAP consolidated balance sheets.

        Under US GAAP, compensation costs for all stock-based compensation plans are determined based on the quoted market price of the stock at the measurement date less the amounts, if any, that employees are required to pay. These costs are recognized in net income over the plans' respective vesting periods. The measurement date is the date upon which are known both the number of shares or options the employee is entitled to and the employee's cost per share. For plans with variable terms the measurement date may be after the balance sheet reporting date. If so, the market price used to estimate compensation cost is the price at the balance sheet date. Compensation costs previously recorded are adjusted for changes in the market price of the stock occurring before the measurement date. Under US GAAP, any Prudential shares purchased in the open market are recorded at historical cost and classified as treasury stock. At December 31, 2001 and 2000, 4.1 million and 5.2 million shares, respectively, were held as treasury stock.

        The US GAAP adjustments for stock-based compensation had the following effects on the condensed consolidated US GAAP financial statements:

	2001	2000	1999
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Underwriting, acquisition and other operating expenses	(6)	(9)	(12)

Total US GAAP adjustments	(6)	(9)	(12)

Condensed consolidated US GAAP balance sheets:
Other assets	(61)	(34)
Other liabilities	19	(26)

Total US GAAP adjustments	(42)	(60)

Deferred Income Tax

        Under UK GAAP, deferred tax is recognized in respect of all timing differences that have originated but not reversed by the balance sheet date. Deferred tax assets are recognized to the extent that it is regarded as more likely than not that they will be recovered.

        Under US GAAP, deferred taxes are provided under the liability method for all temporary differences except for undistributed earnings of foreign subsidiaries that are not expected to be remitted for an indefinite period. Deferred tax assets are recognized subject to adjustment for valuation allowances when it is more likely than not that the underlying tax benefit will not be realized.

        The US GAAP adjustments for deferred income tax had the following effects on the condensed consolidated US GAAP financial statements:

		Restated*	Restated*
	2001	2000	1999
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Income tax expense	494	111	(581)

Total US GAAP adjustments	494	111	(581)

Reconciliation line items for consolidated net income:
Deferred income tax	143	57	(94)
Deferred tax effect of other US GAAP adjustments	351	54	(487)

Total US GAAP adjustments	494	111	(581)

Condensed consolidated US GAAP balance sheets:
Other liabilities (deferred credit)	(93)	—
Net deferred income tax liability	102	(357)

Total US GAAP adjustments	9	(357)

Reconciliation line items for consolidated shareholders' equity:
Deferred income tax	(210)	(350)
Deferred tax effect of other US GAAP adjustments	219	(7)

Total US GAAP adjustments	9	(357)

*
Restated for the implementation of FRS 19 on deferred tax, see Note 4.

Shareholder Dividend Liability

        Under UK GAAP, shareholders' dividends are accrued in the period to which they relate regardless of when they are declared. Under US GAAP, shareholders' dividends are accrued when declared.

        The US GAAP adjustments for the shareholders' dividends resulted in a decrease in other liabilities on the condensed consolidated US GAAP balance sheets of £332 million and £322 million at December 31, 2001 and 2000, respectively. There were no effects of this item on US GAAP net income.

Business Disposals

        Under UK GAAP, cumulative foreign currency translation gains and losses on foreign subsidiaries charged to shareholders' funds are not reversed upon the sale of a subsidiary.

        Under US GAAP, cumulative foreign currency translation gains and losses realized upon sale of a subsidiary are reversed from shareholders' equity and included in net income as part of the gain or loss on the sale. There were no sales of foreign subsidiaries for the years under review.

Sale of Egg shares

        Under US GAAP Prudential has chosen to account for the difference between the parent company's carrying value and net proceeds from the initial public offering in 2000 of Egg shares as a gain in Prudential's consolidated profit and loss account. This treatment is similar to the UK GAAP treatment and therefore there is no UK to US GAAP adjustment.

Earnings per share under US GAAP

        No adjustments were required from net income to net income available to common shareholders used in either the basic or diluted earnings per share calculation under US GAAP. The only dilutive potential shares outstanding affecting the diluted earnings per share calculation relate to employee stock options, which increased average weighted shares outstanding by 4 million shares, 9 million shares and 12 million shares in 2001, 2000 and 1999, respectively.

Recent Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations", which supersedes APB Opinion No. 16, "Business Combinations". SFAS No. 141 requires that the purchase method of accounting be used for business combinations initiated after June 30, 2001, and eliminates the pooling-of-interests method. In addition, SFAS No. 141 establishes specific criteria for the recognition of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain. The provisions of this statement apply to all business combinations initiated after June 30, 2001, and applies to all business combinations accounted for using the purchase method for which the date of acquisition is 1 July, 2001, or later. The adoption of SFAS No. 141 will not change the method of accounting used in previous business combinations nor will it materially impact our consolidated financial statements.

        In June 2001, the FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets", which is effective for fiscal years beginning after December 15, 2001. Certain provisions shall also be applied to acquisitions initiated subsequent to June 30, 2001. SFAS No.142 supersedes APB Opinion No. 17 "Intangible Assets", and requires, among other things, the discontinuance of amortization related to goodwill and indefinite lived intangible assets. These assets will then be subject to an impairment test at least annually. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, and reclassification of certain intangibles out of previously reported goodwill.

        As a result of adoption of SFAS No. 142, amortization on the carrying amount of our goodwill will cease. As a result, fiscal year 2002 US GAAP goodwill amortization expense is expected to decrease by £138 million. At this time, Prudential cannot estimate the impact of the required impairment testing.

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 requires, among other things, that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are then capitalized as part of the carrying amount of the long-lived asset. Prudential will adopt SFAS No. 143 no later than January 1, 2003 and does not anticipate a material impact on the consolidated financial statements.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets", which is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Prudential will adopt SFAS No. 144 no later than January 1, 2003, and does not anticipate a material impact on the consolidated financial statements.

38 Condensed Consolidated US GAAP Financial Statements

        The following condensed consolidated US GAAP financial statements reflect the material differences between UK GAAP and US GAAP on the consolidated profit and loss accounts and consolidated shareholders' funds described in Note 37. In addition to these material differences that have an effect on the consolidated profit and loss accounts and/or consolidated shareholders' funds, there are material differences in classification between specific line items in the UK GAAP and condensed consolidated US GAAP financial statements as described in the notes to the condensed consolidated US GAAP financial statements.

Condensed consolidated US GAAP statement of income and comprehensive income	2001		2000	1999
	(In £ Millions)
Insurance policy revenues	3,954		3,614	4,597
Investment results	252		4,669	12,793
Other income	619		620	600
Non-operating income:
Merger break fee (net of related expenses)	338		—	—
Profit on Egg flotation	—		119	—

Total revenue	5,163		9,022	17,990

Benefits and claims	(6,012)		(4,820)	(6,293)
Provision for policyholders' share of earnings on with-profits business	3,051		(966)	(7,777)
Underwriting, acquisition and other operating expenses	(2,700)		(2,493)	(2,347)
Other charges	(223)		(157)	(144)

Net (loss) income before income taxes	(721)		586	1,429

Income tax benefit (expense)	931		(11)	(1,727)
Income tax attributable to the policyholders' share of earnings on with-profits business	(533)		(102)	1,167

Income tax attributable to shareholders	398		(113)	(560)

Net (loss) income before minority interests	(323)		473	869
Minority interests	23		25	—

Net (loss) income from continuing operations after minority interests	(300)		498	869
Income from discontinued operations (net of applicable income tax of £14 million, £2 million and £8 million respectively)	31		4	19
Cumulative effect of changes in accounting principles (net of applicable income tax effects of £74 million), see Note 38 on pages F-122 and F-123	(139)		—	—

Net (loss) income	(408)		502	888
Other comprehensive income (loss)	340		171	(457)

Total comprehensive (loss) income	(68)		673	431

Earnings per share under US GAAP (In Pence)
Basic (based on 1,978 million, 1,959 million and 1,947 million shares, respectively):
(Loss) income from continuing operations after minority interests	(15.1	)p	25.4p	44.6p
Income from discontinued operations	1.5	p	0.2p	1.0p
Cumulative effect of changes in accounting principles	(7.0	)p	—	—
Net (loss) income	(20.6	)p	25.6p	45.6p
Diluted (based on 1,982 million, 1,968 million and 1,959 million shares, respectively):
(Loss) income from continuing operations after minority interests	(15.1	)p	25.3p	44.3p
Income from discontinued operations	1.5	p	0.2p	1.0p
Cumulative effect of changes in accounting principles	(7.0	)p	—	—
Net (loss) income	(20.6	)p	25.5p	45.3p

	December 31
Condensed Consolidated US GAAP balance sheets	2001	2000
	(In £ Millions)
Assets
Investments:
Fixed maturities	58,096	47,590
Equity securities	34,332	43,030
Short-term investments	4,008	3,569
Real estate	4,799	4,522
Mortgage loans	5,727	5,888
Policy loans	774	729
Other loans	2,830	1,830
Other investments	1,310	891

Total investments	111,876	108,049
Cash	1,313	1,206
Deferred acquisition costs	4,774	4,348
Intangible assets	2,747	2,581
Other assets	5,229	4,503
Separate account assets	29,729	32,337

Total assets	155,668	153,024

Liabilities
Policyholder benefit liabilities	84,190	76,711
Undistributed policyholder allocations	13,292	18,354
Debt	9,837	4,899
Net deferred income tax liability	1,818	2,904
Other liabilities	10,714	11,227
Separate account liabilities	29,729	32,337

Total liabilities	149,580	146,432

Minority interest	124	137

Shareholders' equity
Common stock	100	99
Additional paid-in capital	560	502
Less treasury stock	(43)	(55)
Retained earnings	5,222	6,124
Accumulated other comprehensive income	125	(215)

Total shareholders' equity	5,964	6,455

Total liabilities and shareholders' equity	155,668	153,024

Condensed Consolidated US GAAP statement of cash flows	2001	2000	1999
	(In £ Millions)
Cash flows from operating activities:
Consolidated net (loss) income	(408)	502	888
Adjustments to reconcile consolidated net (loss) income to net cash provided by operating activities:
Depreciation and amortization	407	271	283
Realized investment losses (gains)	395	(621)	(219)
Interest credited to policyholders	3,710	2,760	2,492
Policy fees charged to policyholders	(274)	(418)	(576)
Bonuses paid to policyholders	(1,300)	(1,281)	(1,132)
Change in:
Investments held for trading purposes	2,933	1,604	(9,855)
Deferred policy acquisition costs	(623)	(602)	(372)
Other assets	(992)	(326)	(722)
Policy benefit liabilities	2,051	1,561	3,562
Undistributed policyholder allocations	(3,843)	(321)	5,049
Other liabilities	(1,531)	(682)	7,702
Other, net	22	36	(43)

Net cash provided by operating activities	547	2,483	7,057

Cash flows from investing activities:
Proceeds from sale or maturity of:
Real estate	604	286	180
Available for sale securities sold	7,311	5,354	6,034
Available for sale securities matured	4,050	5,045	4,341
Mortgage and other loans	7,981	1,791	371
Purchases of:
Real estate	(838)	(1,361)	(704)
Available for sale securities	(15,123)	(11,911)	(16,867)
Mortgage and other loans	(8,736)	(4,341)	(2,356)
Change in short-term investments, net	(402)	2,485	831
Net decreases (increases) in other investments	(209)	(103)	(143)
Acquisitions of subsidiaries	(182)	(183)	(2,011)
Proceeds from flotation of Egg and other business disposals	—	474	—
Purchase of property and equipment	(67)	(122)	(144)
Proceeds from disposal of property and equipment	21	7	3

Net cash used in investing activities	(5,590)	(2,579)	(10,465)

Cash flows from financing activities:
Policyholders' deposits	8,377	7,608	7,990
Policyholders' withdrawals	(6,269)	(6,193)	(5,063)
Proceeds from long-term borrowings	3,473	—	500
Repayment of long-term borrowings	(210)	(118)	—
Net change in short-term debt	233	(381)	450
Dividends paid to shareholders	(494)	(461)	(421)
Proceeds from issuance of stock	42	184	34

Net cash provided by financing activities	5,152	639	3,490

Net impact of foreign exchange fluctuations	(2)	6	1

Net increase in cash	107	549	83
Cash, beginning of year	1,206	657	574

Cash, end of year	1,313	1,206	657

Results of Operations

        Under UK GAAP, results of operations are presented in three separate consolidated profit and loss accounts, which segregate the results of operations of general, long-term and other shareholder business results of operations. Under US GAAP, all of the Group's activity is presented in one consolidated statement of income, and no distinction is made between general business, long-term business, or non-technical account financial results.

        The US GAAP condensed consolidated financial statements include the assets, liabilities and profit and loss of subsidiaries in which Prudential has a majority voting interest. All intercompany transactions are eliminated on consolidation.

Cash Flows

        Under UK GAAP, the consolidated statement of cash flows presents only the cash flows of general business and shareholders' funds. Cash flows of the long-term business technical account, other than amounts transferred to the non-technical account, are not included in the consolidated statement of cash flows. Under US GAAP, the consolidated statement of cash flows consists of all cash flows of the Group in its entirety, including cash flows related to policyholders' funds in the long-term business technical account. Unrealized gains or losses on securities classified as available-for-sale and related amortization of DAC, loss recognition, and deferred income taxes, which have been included as direct increases or decreases in shareholders' equity, are non-cash items.

Unitized With-Profits

        Under US GAAP, premiums from unitized with-profits life insurance and other investment-type policies are not recorded as revenue within the consolidated profit and loss account as done under UK GAAP. Premium payments are directly credited to the liability for future benefits, with no resulting impact on the consolidated income statement. Revenues under these policies consist only of policy fees and charges, and investment earnings from assets backing policy account values. Expenses consist of amounts credited to policyholders, and any benefit payments in excess of related policy liabilities.

Income Taxes

        Under UK GAAP, the balance on the long-term business technical account is determined net of total income taxes and this amount is transferred to the non-technical account. In order to present the profit in long-term insurance activities in the non-technical account on a pre-tax basis, a tax credit attributable to the shareholders' portion of the tax provision for long-term business, calculated at the effective tax rate (where appropriated on a long-term basis) of the underlying business is added. The shareholder tax add-back is then included in the tax expense on the tax on profit on ordinary activities within the non-technical account.

        Under US GAAP, income before income taxes is determined after deducting the provision for policyholders' share of earnings on with-profits business before income taxes. Income tax expense includes income taxes that will be charged to undistributed policyholder allocations. The income tax attributable to the policyholders' share of earnings on with-profits business, calculated as 90% of the total income tax on with-profits business, is deducted from income tax expense to arrive at income tax attributable to shareholders.

Separate account assets and liabilities

        In the Group's UK financial statements, segregated accounts are established for policyholder business for which policyholder benefits are wholly or partly determined by reference to specific investments or to an investment-related index. The assets and liabilities of this linked business are reported as summary totals in the consolidated balance sheets. In addition, the assets and liabilities of the Scottish Amicable Insurance Fund (SAIF), the fund acquired in 1997 that is closed to new business, are included in the consolidated balance sheets within the classifications to which they relate.

        Under US GAAP, the assets and related liabilities of UK segregated accounts established for policyholder business in which substantially all underlying investment risk is assumed by policyholders are reported as separate account assets and liabilities in the condensed consolidated balance sheets. Under US GAAP, separate account assets are stated at fair value. Such separate account balances also include the assets and liabilities of SAIF. However, assets and liabilities relating to index-linked business for which the Group bears investment risk are not reported as separate account balances.

        The US GAAP reclassifications for separate account assets and liabilities relating to index-linked products had the following effects on the condensed consolidated US GAAP financial statements:

	December 31
	2001	2000
	(In £ Millions)
Condensed consolidated US GAAP balance sheets:
Fixed maturities	2,100	1,681
Short-term investment	12	4
Other Assets	35	—
Separate account assets	(2,147)	(1,685)
Policyholder benefit liabilities	(2,147)	(1,685)
Separate account liabilities	2,147	1,685

Total US GAAP adjustments	—	—

        The US GAAP reclassifications for separate account assets and liabilities relating to SAIF had the following effects on the condensed consolidated US GAAP financial statements:

	2001	2000	1999
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Insurance policy revenues	(435)	(468)	(295)
Investment results	419	(423)	(2,431)
Other income	(21)	(4)	(14)
Benefits and claims	1,236	1,410	1,450
Provision for policyholders' share of earnings on with-profits business	(1,268)	(617)	1,222
Underwriting, acquisition and other operating expenses	69	102	68

Total US GAAP adjustments	—	—	—

Condensed consolidated US GAAP balance sheets:
Fixed maturities	(5,534)	(4,669)
Equity securities	(6,638)	(8,477)
Short-term investments	(140)	(387)
Real estate	(1,495)	(1,505)
Mortgage loans	(63)	—
Policy loans	(29)	(29)
Other loans	(85)	(95)
Other investments	(2)	(69)
Cash	(146)	(207)
Deferred acquisition costs	(124)	(148)
Other assets	(1,828)	(1,997)
Separate account assets	15,961	17,428
Policyholder benefit liabilities	13,934	14,001
Undistributed policyholder allocations	1,814	3,082
Debt	100	100
Other liabilities	236	400
Separate account liabilities	(15,961)	(17,428)

Total US GAAP adjustments	—	—

Banking Business

        In the Group's UK financial statements the financial position related to the banking business is predominately recorded in single consolidated asset and liability line items. The net result of the banking activities is recorded in a separate line in the consolidated profit and loss accounts. Under US GAAP, the banking business assets and liabilities are recorded in the condensed consolidated balance sheets within the classifications to which they relate while the banking activities are recorded in the condensed consolidated statements of income within corresponding revenue and expense items.

        The US GAAP reclassifications to present banking business within the classifications to which they relate had the following effects on the condensed consolidated US GAAP financial statements:

	2001	2000	1999
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Investment results	668	554	386
Other income	122	244	214
Underwriting, acquisition and other operating expenses	(790)	(798)	(600)

Total US GAAP adjustments	—	—	—

Condensed consolidated US GAAP balance sheets:
Fixed maturities	3,253	3,636
Equity securities	13	9
Short-term investments	67	315
Mortgage loans	3,133	3,042
Other loans	2,287	1,334
Cash	—	18
Other assets	(8,753)	(8,354)
Debt	(1,582)	(163)
Other liabilities	1,582	163

Total US GAAP adjustments	—	—

Discontinued Operations

        Under UK GAAP, discontinued operations consist of all business disposals made during the year or within three months after the year-end. Under US GAAP, discontinued operations consist only of the sale or disposal of a business whose activities comprise a distinct line of business or class of policyholder.

        During 1999 and 2000, the Group did not discontinue or sell any portion of its business in a manner that met the US GAAP criteria for presentation on discontinued operations. In November 2001, the Group announced its intention to transfer its remaining general insurance business to Winterthur Insurance. The disposal meets the US GAAP criteria for presentation as a discontinued operation.

Other Comprehensive Income

        An analysis of accumulated other comprehensive income follows:

	2001	2000	1999
	(In £ Millions)
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during the year	54	146	49

Unrealized investment gains (losses) on available-for-sale securities:
Unrealized holding gains (losses) arising during the year	559	170	(1,465)
Less reclassification adjustment for losses (gains) included in net income	35	(172)	(286)

Unrealized investment gains (losses), net	594	(2)	(1,751)
Related amortization of deferred acquisition costs	(197)	3	345
Related loss recognition	68	33	467
Policyholders' share of with-profits business	(81)	(3)	119
Related deferred taxes	(98)	(6)	314

Net unrealized gains (losses) on available-for-sale securities	286	25	(506)

Other comprehensive income (loss)	340	171	(457)
Accumulated other comprehensive income (loss), beginning of year	(215)	(386)	71

Accumulated other comprehensive income (loss), end of year	125	(215)	(386)

Components of accumulated other comprehensive income:
Foreign currency translation adjustments	114	59

Net unrealized gains on available-for-sale securities:
Unrealized investment gains, net	980	386
Related amortization of deferred acquisition costs	(6)	191
Related loss recognition	(879)	(947)
Policyholders' share on with-profits business	(67)	14
Related deferred taxes	(17)	82

Net unrealized gains (losses) on available-for-sale securities	11	(274)

Accumulated other comprehensive income (loss), end of year	125	(215)

        Securities supporting UK payout annuities written by Prudential Annuities Limited and Prudential Retirement Income Limited, and securities owned by Jackson National Life and PCA Life Japan are classified as available-for-sale securities. These securities are carried at fair value, with unrealized investment gains and losses, and changes therein, reflected as separate components of accumulated other comprehensive income and other comprehensive income, respectively. These unrealized investment gains and losses, and changes therein, are presented net of the following items to the extent that they would be reflected in net income had unrealized gains and losses been realized: (a) related deferred acquisition costs amortization for products that amortize deferred acquisition costs in relation to expected gross profits and are supported by available-for-sale securities; (b) loss recognition for limited payment contracts supported by available-for-sale securities if use of market yields in computing loss recognition would result in a premium deficiency; (c) with-profits policyholders' share of the increase in net equity of with-profits fund subsidiaries that hold available for sale securities; and (d) deferred income taxes on unrealized gains and losses, net of other items described above.

Underwriting, acquisition and other operating expenses

	2001	Restated* 2000	Restated* 1999
	(In £ Millions)
Acquisition costs incurred	967	946	809
Acquisition expenses deferred	(936)	(786)	(673)
Amortization of deferred acquisition costs	342	303	409
Operating costs	2,327	2,030	1,802

Total underwriting, acquisition and other operating expenses	2,700	2,493	2,347

*
Restated to exclude expenses relating to operations now treated as discontinued.

Investments

        For US GAAP purposes, the Group has classified certain debt, other fixed income and equity securities principally in relation to Jackson National Life and the UK annuity business as available-for-sale. Securities classified as available-for-sale are carried at fair value and changes in unrealized gains and losses are reflected in accumulated other comprehensive income in shareholders' equity. All securities not classified as available-for-sale, principally in relation to the Group's with-profits business (excluding UK annuity business), are classified as trading, including securities included in deposits with credit institutions. Trading securities are carried at fair value with the changes in unrealized gains and losses recorded in the statement of income for the period. Bank time deposits included in deposits with credit institutions have maturities of less than 90 days and are carried at fair value, which approximates cost. Deposits with credit institutions are included in short-term investments in the condensed consolidated US GAAP balance sheets.

	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
	(In £ Millions)
December 31, 2001
Fixed maturities—available-for-sale
US Government and other Governments	1,540	49	(2)	1,587
UK Government securities	966	62	(9)	1,019
Local government securities	248	86	(9)	325
Corporate securities	25,922	1,348	(620)	26,650
Mortgage-backed securities	7,232	204	(45)	7,391
Other debt securities	1,055	9	(90)	974

Total fixed maturities—available-for-sale	36,963	1,758	(775)	37,946

Fixed maturities—trading				20,150

Total fixed maturities				58,096

Equity securities—available-for-sale	224	21	(24)	221
Equity securities—trading				34,111

Total equity securities				34,332

	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
	(In £ Millions)
December 31, 2000
Fixed maturities—available-for-sale
US Government and other Governments	945	77	(4)	1,018
UK Government securities	822	83	—	905
Local government securities	354	92	(1)	445
Corporate securities	19,764	1,018	(880)	19,902
Mortgage-backed securities	7,631	88	(108)	7,611
Other debt securities	2,918	13	(9)	2,922

Total fixed maturities—available-for-sale	32,434	1,371	(1,002)	32,803

Fixed maturities—trading				14,787

Total fixed maturities				47,590

Equity securities—available-for-sale	603	63	(46)	620
Equity securities—trading				42,410

Total equity securities				43,030

        The following table sets out certain additional information relating to sales of available-for-sale securities:

	2001	2000	1999
	(In £ Millions)
Sales proceeds	7,311	5,354	7,025

Gross realized gains	212	228	223
Gross realized losses	(146)	(38)	(44)
Impairment losses	(424)	—	—

Net realized (losses) gains	(358)	190	179

        The change in net unrealized gains on trading securities included in income was a reduction of £7,588 million and £6,225 million for 2001 and 2000, respectively, and an increase of £3,800 million for 1999.

Real Estate

        The following table sets out certain information concerning the Group's real estate holdings as of December 31:

	Group Occupied		Held for Investment
	2001	2000	2001	2000
	(In £ Millions)
Cost	324	312	5,739	5,418
Accumulated depreciation	(55)	(44)	(940)	(896)

Depreciated cost	269	268	4,799	4,522

        Real estate held for sale was £20 million and £10 million at December 31, 2001 and 2000, respectively. There were no impairment losses recorded on real estate during the years ended December 31, 2001 or 2000. Depreciation expense for group occupied real estate was £10 million, £6 million, and £8 million and for investment real estate was £139 million, £114 million, and £116 million for the years ended December 31, 2001, 2000, and 1999, respectively. Group occupied real estate is classified within "Other assets" in the condensed consolidated US GAAP balance sheets.

Policyholder Benefit Liabilities

        The following table shows the components of policyholder benefit liabilities:

	December 31
	2001	2000
	(In £ Millions)
Future policy benefits and losses (policy reserves)	27,863	25,696
Policy account values	53,610	48,745
Unearned revenue reserve	1,805	1,309
Other policy claims and benefits payable	912	961

Policyholder benefit liabilities	84,190	76,711

Debt

        In addition to the borrowings described in Note 28, debt under US GAAP includes £611 million and £733 million at December 31, 2001 and 2000, respectively, for the obligation of Jackson National Life and its banking operations to repurchase securities sold under reverse repurchase and dollar roll agreements. Under UK GAAP, £577 million of these liabilities for 2001 are shown as amounts owed to credit institutions, and £34 million are included in banking business liabilities. Jackson National Life has also entered into a program of funding arrangements, the liabilities for which amounted to £3,144 million in 2001 and £1,920 million in 2000, and these have been included in debt under US GAAP but in other creditors under UK GAAP.

        At December 31, 2001 the UK banking operation had issued debt securities totalling £915 million and sold securities under agreements to repurchase totalling £384 million, which are included in debt under US GAAP but in banking business liabilities under UK GAAP. Additionally, £249 million and £163 million at December 31, 2001 and 2000, respectively, of banking operations' bank loans and overdrafts repayable on demand are included in debt under US GAAP.

        Debt under US GAAP also includes £377 million and £201 million at December 31, 2001 and 2000 respectively, which represents debt obligations of certain entities which are consolidated for US GAAP purposes but are carried as investments at market value under UK GAAP.

        The £100 million principal amount 8.5% subordinated bonds issued by Scottish Amicable Finance plc, which is owned by SAIF, are included in separate account liabilities under US GAAP.

Undistributed Policyholder Allocations

        A reconciliation of movements in the undistributed policyholder allocations included in the condensed consolidated US GAAP balance sheets as of December 31 is as follows:

	2001	2000	1999
	(In £ Millions)
Balance at January 1	18,354	19,950	16,155

Provision for policyholders' share of earnings on with-profits business:
Before income tax	(3,051)	966	7,777
Income tax	533	102	(1,167)

Net of income tax	(2,518)	1,068	6,610
Cost of policyholders' bonuses declared	(2,614)	(2,704)	(2,734)
Policyholders' share of unrealized investment gains on available-for-sale securities	80	3	(119)
Foreign exchange adjustment	(10)	37	38

Balance at December 31	13,292	18,354	19,950

Taxes

        Components of the US GAAP net deferred income tax liability on the condensed consolidated balance sheets at December 31, 2001 and 2000, are as follows:

	2001	2000
	(In £ Millions)
Asset:
Short-term temporary differences	(396)	(43)
Deferred acquisition costs	(1)	—
Long-term business technical provisions and other insurance items	(508)	(543)
Capital allowances	(41)	(50)
Unrealized losses on investments	(11)	—

Total	(957)	(636)

Liability:
Deferred acquisition costs	502	554
Short-term temporary differences	210	228
Long-term business technical provisions and other insurance items	481	309
Capital allowances	11	—
Unrealized gains on investments	1,571	2,449

Total	2,775	3,540

Net deferred income tax liability	1,818	2,904

Pension Plans

        Prudential's UK staff pension plan and Scottish Amicable's staff pension plan are the two primary defined benefits plans that cover substantially all UK-based employees. These plans are non-contributory, with benefits based on employee retirement age, years of service and compensation near retirement. The plans' assets include UK and overseas equity and fixed income securities, index-linked gilts, unauthorized unit trusts, venture capital investments, property and cash.

        The status of defined benefit plans under US GAAP at December 31 was as follows:

	2001	2000	1999
	(In £ Millions)
Change in benefit obligation:
Benefit obligation, beginning of year	3,789	3,799	3,667
Acquisitions during the year	—	—	79
Service cost	95	117	82
Interest cost	222	223	203
Actuarial gain	(82)	(165)	(38)
Benefit payments	(185)	(185)	(194)

Benefit obligation, end of year	3,839	3,789	3,799

Change in plan assets:
Fair value of plan assets, beginning of year	5,007	5,416	4,434
Acquisitions during the year	—	—	107
Actual return on plan assets	(500)	(265)	1,030
Employer contributions	40	41	39
Benefit payments	(185)	(185)	(194)

Fair value of plan assets, end of year	4,362	5,007	5,416

Funded status end of year:
Plan assets in excess of benefit obligation	523	1,218	1,617
Unrecognized transition asset	(92)	(138)	(184)
Unrecognized net actuarial losses (gains)	545	(194)	(657)

Prepaid benefit cost (included in other assets)	976	886	776

Components of net periodic pension cost:
Service cost	95	117	82
Interest cost	222	223	203
Expected return on assets	(321)	(348)	(267)
Recognized net actuarial gains	—	(15)	—
Amortization of transition obligation	(46)	(46)	(46)

Net periodic pension cost (included in underwriting, acquisition and other operating expenses)	(50)	(69)	(28)

        Assumed discount rates, rates of increase in future compensation levels and rates of pension increases used in calculating the projected benefit obligations together with long-term rates of return on plan assets are updated annually to reflect changing economic conditions in the UK where the pension plans are situated.

        The actuarial assumptions used in determining benefit obligations at December 31, were as follows:

	2001	2000
	%	%
Discount rate	5.75	6.00
Rate of increase in future compensation levels	4.50	5.00
Rate of increase in pension payments for inflation	2.50	3.00
Expected long-term return on plan assets	6.50	6.50

Goodwill

        The following table provides an analysis of goodwill under US GAAP. Goodwill is classified within "Intangible assets" on the consolidated balance sheets.

	2001	2000	1999
	(In £ Millions)
Goodwill, beginning of year	2,100	2,019	549
Acquisitions during the year	409	218	1,555
Disposal of subsidiary undertaking	—	(23)	—
Amortization charge for the year	(137)	(114)	(85)

Goodwill, end of year	2,372	2,100	2,019

Business Acquisitions

        In 1999 Prudential acquired M&G Group plc (M&G). As a result of the acquisition, Prudential accrued a liability of £3 million for M&G employee termination benefits, and a liability of £2 million for exiting some activities of M&G. The total liability of £5 million was reflected in other liabilities in the condensed consolidated US GAAP balance sheet at December 31, 1999, and was considered part of the M&G purchase price. Termination benefits and closure costs of £0.2 million, £3 million and £2 million were paid and charged against the liability during 1999, 2000 and 2001, respectively. Substantially all affected employees had been terminated by December 31, 2000.

        In 1999 Prudential also accrued a liability of £2 million for Prudential employee termination benefits and an additional £1 million for employee retention bonuses. In 1999 £1 million was paid and charged against the liability and the remaining £2 million was paid in 2000. All affected employees had been terminated by December 31, 2000.

Pension Mis-selling Liability

        The components of the pension mis-selling liability at December 31, 2001 (set out at Note 30 to the consolidated financial statements) relating to future benefit payments were discounted at 6% in accordance with guidelines issued by the UK Government Actuaries Department. The undiscounted amounts, including expected internal and external legal and administrative costs of adjudicating, processing and settling these claims, at December 31, 2001 expected to be paid in each of the years ended December 31 are as follows:

(In £ Millions)
2002	543
2003	203
2004	35
2005	26
2006	29
Thereafter	584

Total undiscounted amount	1,420
Aggregate discount	(355)

Pension misselling liability	1,065

Stock-based Compensation

        Compensation expense for stock option plans is recorded if the market price of the underlying shares on the measurement date exceeds the option exercise price. Compensation expense recorded under US GAAP for stock option plans during 2001, 2000, and 1999 was £6 million, £8 million, and £19 million, respectively.

        If the Group had determined compensation expense based on the fair value of the options at the grant date for its share options and awards granted after December 15, 1994 under SFAS No. 123, "Accounting for Stock-Based Compensation", the Group's pro forma earnings would have been as follows:

	2001		2000		1999
	(In £ Millions, Except Per Share Amounts)
Net (loss) income:
As reported	(408)		502		888
Pro forma	(410)		495		894
Basic (loss) earnings per share:
As reported	(20.6	)p	25.6	p	45.6	p
Pro forma	(20.7	)p	25.3	p	45.9	p
Diluted (loss) earnings per share:
As reported	(20.6	)p	25.5	p	45.3	p
Pro forma	(20.7	)p	25.2	p	45.6	p

        In accordance with SFAS No. 123, the pro forma amounts include only the effects of share options and awards granted since December 15, 1994 and are not necessarily indicative of future pro forma net income.

        The weighted average exercise prices and fair values of options granted during 2001, 2000 and 1999 were as follows:

	2001		2000		1999
	Weighted Average Fair Value £	Weighted Average Exercise Price £	Weighted Average Fair Value £	Weighted Average Exercise Price £	Weighted Average Fair Value £	Weighted Average Exercise Price £
Stock options granted with exercise prices:
Greater than or equal to grant-date market value	1.17	7.31	1.74	9.45	1.45	7.72
Less than grant-date market value	2.84	5.27	3.87	6.15	3.28	5.57

        The fair value amounts above were determined using the Black-Scholes option-pricing method using the following assumptions:

	2001	2000	1999
Dividend yield	2.73%	2.27%	2.73%
Expected volatility	20.00%	20.00%	20.00%
Risk free interest rate	4.52%	6.12%	6.05%
Expected life	3.95 years	3.92 years	3.93 years

Securitized Financial Assets

        The company has adopted the provisions of SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", which supersedes SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", for the results for the year ended 31 December, 2001. SFAS No. 140 changes the circumstances under which a collateralized party must recognize certain financial assets in which it has security interest and requires additional disclosure on securitization transactions and on securitized financial assets.

        In 2001, the Company received proceeds of £452 million and recognized a gain of £18 million from the sale of certain commercial mortgage loans in a securitization transaction. The Company retained interests in the securitization having a fair value of £43 million, based on quoted market prices. The gain recognized was determined by allocating the previous carrying amount between the assets sold and the interests retained based on their relative fair value at the date of transfer. While the retained interests are subordinate to those that were sold, there are no restrictions in connection with the assets retained. The fair value of interests retained is determined consistently with the Company's fixed maturity investments.

Changes in Accounting Principles

        For 2001 the Group recorded a £139 million charge for the cumulative effect of changes in accounting principles. The charge is the aggregate effect of the following items:

(i)    Adoption of FAS 133

        Effective January 1, 2001, the Group adopted Statement of Financial Accounting Standard No 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133, as amended by Statements No 137 and 138, establishes new accounting and reporting standards for derivative instruments and for hedging activities. Under FAS 133, all derivative instruments, including certain derivative instruments embedded in other contracts, are recognized as either assets or liabilities in the balance sheet at their fair values, and changes in such fair values are recognized immediately in earnings unless specific hedging criteria are met.

        Upon adoption in 2001, a transitional adjustment of negative £126 million was recorded as a cumulative effect of a change in accounting principle. This arose wholly from derivative instruments used by Jackson National Life. The initial transitional adjustment comprised a gross transitional adjustment of negative £192 million, additional amortization of deferred acquisition costs of £1 million, less income tax benefit of £67 million.

        The significant size of the transitional adjustment arises from the method of application of FAS 133 transition guidance and relates to the different accounting treatments of the changes in value of the derivative instruments and hedged instruments. In determining the amount of the offsetting gain on the hedged securities to be included in net income, Method 1 as described in FAS 133 Implementation issue J8, "Transition Provisions: Adjusting the Hedged Items Carrying Amount for the Transition Adjustment to a Fair-Value Hedging Relationship" has been applied.

        Prior to and at the date of implementation of FAS 133 the interest rate swap derivatives held by Jackson National Life, which comprise the most significant element of its derivative position, satisfied pre FAS 133 hedging criteria.

        Under Method 1 the interest related element of the movements in the fair value of hedged items is not bifurcated from other movements in fair value resulting from credit standings, overall market conditions, length of holding period etc. As the hedged items had an overall holding loss at the transition date, there was no offsetting transition adjustment related to the hedged securities. The amount that would otherwise be offset against the gross transitional loss of £192 million has been included within movements on Other Comprehensive Income.

        This basis is similar to the accounting impact, post FAS 133 implementation, which arose in 2001 and is expected in future years. While Jackson National Life uses derivatives (primarily interest rate swaps) to hedge certain risks in conjunction with its asset/liability management program, Jackson National Life elected not to incur the costs of restructuring its derivative contracts, segregating investment portfolios and adding the systems and personnel required to qualify for much stricter hedge accounting treatment on an ongoing basis.

        In general terms, net earnings in future years of the Group are likely to reflect significantly increased volatility owing to fair value fluctuations in derivative instruments, particularly interest rate swaps of Jackson National Life, that are regularly used to manage risks associated with movements in interest rates. The largely offsetting change in the fair value of Jackson National's hedged investments will remain as an adjustment to Other Comprehensive Income in the balance sheet as unrealized gains and losses.

        There was no transitional adjustment in respect of the Group's other operations, which use derivatives. There are two reasons for this position. First, for operations which account for investments on a trading basis the value movements on derivatives are already accounted for within the income statement. Secondly, for other operations, Method 2 of FAS 133 implementation issue J8 has been applied. Accordingly, the transitional adjustment has been determined after offset by a compensating amount in respect of the hedged instruments.

(ii)  Adoption of EITF 99-20

        Effective April 1, 2001 the Group adopted Emerging Issues Task Force Issue # No. 99-20 ("EITF 99-20") "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets."

        Under this adoption, impairments of certain beneficial interests in securitized assets must be recognised when the asset's fair value is below its carrying value, and it is probable that there has been an adverse change in estimated cash flows.

        The initial April 1, 2001 transitional loss adjustment of £(13) million was recorded as a cumulative effect of a change in accounting principle. This comprised a gross transitional adjustment of £(23) million less reduced amortization of deferred acquisition costs of £3 million and income tax benefit of £7 million.

INDEPENDENT AUDITORS REPORT ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Members of Prudential plc

        Under date of May 8, 2002, we reported on the consolidated balance sheets of Prudential plc and its subsidiaries as of December 31, 2001 and 2000 and the related consolidated profit and loss accounts, consolidated statement of total recognized gains and losses, reconciliation of movements in consolidated shareholders' capital and reserves, and consolidated statements of cash flows from general business and shareholders' funds for each of the years in the three year period ended December 31, 2001, which are included herein. In connection with our audit of the aforementioned consolidated financial statements, we also audited the related condensed financial statement schedule included herein and appearing on pages S-3 to S-8. This condensed financial statement schedule is the responsibility of the Group's management. Our responsibility is to express an opinion on this schedule based on our audits.

        In our opinion, such condensed financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

        Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United States of America would have affected net income for each of the years in the three year period ended December 31, 2001 and shareholders' equity as of December 31, 2001 and 2000 to the extent summarized in Notes 37 and 38 to the consolidated financial statements and Note 3 to the condensed financial statement schedule.

KPMG Audit Plc
London, England
May 8, 2002

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

PROFIT AND LOSS ACCOUNTS

Years ended December 31

	2001	2000	1999
	(In £ Millions)
Investment income	236	508	794
Investment expenses and charges	(229)	(225)	(207)
Other charges:
Corporate expenditure	(71)	(60)	(52)
Exchange gains (losses)	32	32	(45)
Charge in respect of shares issued to qualifying employee share ownership trust	(54)	(46)	(9)

Operating (loss) profit	(86)	209	481
Merger break fee (net of related expenses)	338	—	—

Profit on ordinary activities before tax	252	209	481
Tax on profit on ordinary activities	43	47	49

Profit for the financial year	295	256	530

Dividends:
Interim at 8.7p, 8.2p and 7.7p per share, respectively	(172)	(162)	(150)
Final at 16.7p, 16.3p and 15.3p per share, respectively	(332)	(322)	(299)

Total dividends at 25.4p, 24.5p and 23.0p per share, respectively	(504)	(484)	(449)

Retained (loss) profit for the financial year	(209)	(228)	81

The accompanying notes are integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

BALANCE SHEETS

December 31

	2001	2000
	(In £ Millions)
Fixed assets
Investments:
Shares in subsidiary undertakings	5,179	4,972
Loans to subsidiary undertakings	2,920	1,673

	8,099	6,645

Current assets
Debtors:
Amounts owed by subsidiary undertakings	185	307
Tax recoverable	9	—
Other debtors	24	6
Cash at bank and in hand	16	35

	234	348

Less liabilities: amounts falling due within one year
Bank loans and overdrafts	—	(20)
Commercial paper	(1,417)	(160)
Amounts owed to subsidiary undertakings	(204)	(260)
Tax payable	—	(20)
Final dividend payable	(332)	(322)
Sundry creditors	(31)	—
Accruals and deferred income	(44)	(47)

	(2,028)	(829)

Net current liabilities	(1,794)	(481)

Total assets less current liabilities	6,305	6,164
Less liabilities: amounts falling due after more than one year
Debenture loans	(1,698)	(967)
Amounts owed to subsidiary undertakings	(2,729)	(3,206)

Total net assets	1,878	1,991

Capital and reserves
Share capital	100	99
Share premium	533	458
Profit and loss account	1,245	1,434

Shareholders' funds	1,878	1,991

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' CAPITAL AND RESERVES

	Number of Ordinary Shares	Ordinary Share Capital	Share Premium	Retained Profit and Loss Reserve	Total
	(Millions)	(In £ Millions)
December 31, 1998	1,949	98	221	1,546	1,865
Profit for the financial year	—	—	—	530	530
Dividends	—	—	—	(449)	(449)
New share capital subscribed	5	—	34	—	34
Transfer for shares issued in lieu of cash dividends	—	—	(15)	15	—
Charge in respect of shares issued to qualifying employee share ownership trust	—	—	9	—	9

December 31, 1999	1,954	98	249	1,642	1,989
Profit for the financial year	—	—	—	256	256
Dividends	—	—	—	(484)	(484)
New share capital subscribed:
Resulting from listing on New York Stock Exchange	17	1	139	—	140
Other	10	—	44	—	44
Transfer for shares issued in lieu of cash dividends	—	—	(20)	20	—
Charge in respect of shares issued to qualifying employee share ownership trust	—	—	46	—	46

December 31, 2000	1,981	99	458	1,434	1,991
Profit for the financial year	—	—	—	295	295
Dividends	—	—	—	(504)	(504)
New share capital subscribed	13	1	41	—	42
Transfer for shares issued in lieu of cash dividends	—	—	(20)	20	—
Charge in respect of shares issued to qualifying employee share ownership trust	—	—	54	—	54

December 31, 2001	1,994	100	533	1,245	1,878

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

STATEMENT OF CASH FLOWS

Years ended December 31

	2001	2000	1999
	(In £ Millions)
Operations
Net cash inflow from operations before interest and tax	178	457	726

Interest paid	(128)	(120)	(82)

Taxes recovered	14	162	48

Acquisitions, disposals and similar items
(Investment in) disposals of shares in subsidiary undertakings	(207)	51	(2,229)
Disposals of (investment in) other investments	—	81	(72)
Merger break fee received	338	—	—

Net cash inflow from acquisitions, disposals and similar items	131	132	(2,301)

Equity dividends paid	(494)	(461)	(421)

Financing
Issue of ordinary share capital (net of related transfer to share ownership transfer)	42	184	34
Issue of debenture loans	726	—	500
Issue of commercial paper to support a short term fixed income securities reinvestment programme	1,330	—	—
Net loans (to) from subsidiary undertakings	(1,725)	(528)	1,370

Net cash inflow (outflow) from financing	373	(344)	1,904

Net cash inflow (outflow) in the year	74	(174)	(126)

Reconciliation of operating (loss) profit to net cash inflow from operations
Operating (loss) profit	(86)	209	481
Add back: interest charged	229	225	207
Exchange movements	(32)	(32)	45
Charge in respect of transfer to share ownership trust	54	46	9
(Increase) decrease in debtors	(18)	8	(15)
Increase (decrease) in creditors	31	1	(1)

Net cash inflow from operations	178	457	726

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

NOTES TO THE CONDENSED FINANCIAL STATEMENT SCHEDULE

December 31, 2001

1 Accounting Policies

        The UK GAAP accounting policies as described in Note 3 of the notes to the consolidated financial statements have been used in the preparation of these parent company financial statements, except for the accounting policy described below.

Investments in shares in subsidiary undertakings

        Shares in subsidiary undertakings in the balance sheet of the parent company are shown at the lower of cost and net realizable value. Any dividend income arising from these subsidiary undertakings is included within investment income on the parent company profit and loss account.

2 Dividends from Subsidiaries

	2001	2000	1999
	(In £ Millions)
Prudential Assurance Company Limited	—	330	350
Prudential Corporation Holdings Limited	150	78	—
Prudential M&G Limited	—	—	141
M&G Group plc	35	72	50
Prudential Portfolio Managers Limited	—	—	24
Holborn Finance Holding Company Limited	11	—	190

Total dividends	196	480	755

3 Reconciliation from UK GAAP to US GAAP

	2001	2000	1999
	(In £ Millions)
Net Income
Profit for the financial year in accordance with UK GAAP	295	256	530
Share in profit of the Group	94	401	(58)
US GAAP adjustments	(797)	(155)	416

Net Income in accordance with US GAAP	(408)	502	888

Net Equity
Shareholders' funds in accordance with UK GAAP	1,878	1,991	1,989
Shareholder dividend liability	332	322	299
Share in net equity of the Group	2,072	1,980	1,415
US GAAP adjustments (less dividends)	1,682	2,162	2,343

Shareholders' equity in accordance with US GAAP	5,964	6,455	6,046

        The parent company financial statements are prepared in accordance with UK GAAP. The above table provides a reconciliation between UK GAAP and US GAAP. Note 37 to the notes of the consolidated financial statements describe the material differences between UK GAAP and US GAAP.

        "US GAAP adjustments" in the above table represent the total of material differences between UK GAAP and US GAAP as presented in Note 37 to the notes of the consolidated financial statements, except that the adjustment to shareholders' equity for shareholder dividend liability is shown separately above.

        The share in profit/net equity of the Group represents the parent company's equity in the earnings and net assets of subsidiaries and associates. As stated in Note 1 to these financial statements, the parent company accounts for its investments in shares in subsidiary undertakings on a cost basis for UK GAAP whilst for US GAAP, these investments are accounted for under the equity method of accounting.

4 Guarantees provided by the parent company

        The parent company provides guarantees for the £150 million principal amount, 9.375% guaranteed bonds due 2007 and the £45 million principal amount, floating rate guaranteed unsecured loan notes due 2004, as disclosed in Note 28 of the consolidated financial statements and issued by two of its finance subsidiaries.

ANNEX A

PRUDENTIAL PLC AND SUBSIDIARIES

ACHIEVED PROFITS BASIS SUPPLEMENTARY NON-GAAP FINANCIAL INFORMATION

Years Ended December 31

Results Analysis by Business Area	Note	2001	2000	1999
		(in £ Millions)
UK Operations
New business	8	243	230	308
Business in force	9	377	478	327

Long-term business		620	708	635
General business		79	33	61
M&G		75	125	87
Egg		(88)	(155)	(150)

Total		686	711	633

US Operations
New business	8	167	221	198
Business in force	9	136	(2)	277

Long-term business		303	219	475
Broker dealer and fund management		16	7	(6)

Total		319	226	469

Prudential Asia
New business	8	255	153	90
Business in force	9	160	60	35

Long-term business		415	213	125
Development expenses	18	(19)	(3)	—

Total		396	210	125

Prudential Europe
New business	8	8	9	7
Business in force	9	0	8	6

Long-term business		8	17	13
Development expenses	18	(29)	(18)	—

Total		(21)	(1)	13

Other income and expenditure
Investment return and other income		51	70	102
Interest payable		(118)	(131)	(122)
Corporate expenditure:
Group Head Office		(39)	(42)	(40)
Asia Regional Head Office		(24)	(14)	(12)

Total		(130)	(117)	(72)

		1,250	1,029	1,168
UK re-engineering costs	17	(64)	—	(70)

Operating profit (based on long-term investment returns) before amortisation of goodwill		1,186	1,029	1,098

Summarized Consolidated Profit and Loss Account	Note	2001	Restated* 2000	Restated* 1999
		(in £ Millions)
UK Insurance Operations:
Long-term business		620	708	635
General business		79	33	61

		699	741	696
M&G		75	125	87
Egg		(88)	(155)	(150)

UK Operations		686	711	633
US Operations		319	226	469
Prudential Asia		415	213	125
Prudential Europe		8	17	13
Other income and expenditure (including development expenses)		(178)	(138)	(72)

		1,250	1,029	1,168
UK re-engineering costs	17	(64)	—	(70)

Operating profit before tax before amortisation of goodwill(1)		1,186	1,029	1,098
Operating profit before amortisation of goodwill:
Continuing operations		1,114	996	1,037
Discontinued general business operations (including re-engineering costs)		72	33	61
Amortisation of goodwill		(95)	(84)	(54)
Short-term fluctuations in investment returns	10	(1,402)	(440)	637
Effect of change in economic assumptions	11	(482)	—	—
Merger break fee (net of related expenses)		338	—	—
Profit on business disposals		—	223	—

(Loss) profit on ordinary activities before tax (including actual investment returns)		(455)	728	1,681
Tax	12	213	(241)	(559)

(Loss) profit for the financial year before minority interests		(242)	487	1,122
Minority interests		25	24	—

(Loss) profit for the financial year after minority interests		(217)	511	1,122
Dividends		(504)	(484)	(449)

Retained (loss) profit for the financial year		(721)	27	673

*
Restated for the implementation of FRS 19 on deferred tax, see Note 15.

(1)
For the purposes of this analysis, operating profit is determined on a long-term investment return basis and before amortisation of goodwill. Management consider this to be the most meaningful definition of operating profit.

Earnings per Share	Note	2001		Restated* 2000		Restated* 1999
Based on operating profit after tax and related minority interests before amortisation of goodwill of £828 million (£752) million and £732 million	5	41.9	p	38.4	p	37.6	p

Based on (loss) profit for the financial year after minority interests of £(217) million, £511 million and £1,122 million	5	(11.0	)p	26.1	p	57.6	p

Statement of Total Recognised Gains and Losses	2001	Restated* 2000	Restated* 1999
	(in £ Millions)
(Loss) profit for the financial year after minority interests	(217)	511	1,122
Exchange movements	53	187	85

Total recognised (losses) gains relating to the financial year	(164)	698	1,207

Prior year adjustment on implementation of FRS 19	(57)

Total gains and losses recognised since last Annual Report	(221)

*
Restated for the implementation of FRS 19 on deferred tax, see Note 15.

ANNEX A

PRUDENTIAL PLC AND SUBSIDIARIES

ACHIEVED PROFITS BASIS SUPPLEMENTARY NON-GAAP FINANCIAL INFORMATION

December 31

Summarized Consolidated Balance Sheet	Note	2001	Restated* 2000
		(in £ Millions)
Investments		119,902	118,511
Assets held to cover linked liabilities		17,453	18,323
Banking business assets		8,972	8,603
Other assets		10,442	9,513

Total assets		156,769	154,950
Less banking business liabilities		(8,333)	(8,040)
Less other liabilities		(13,768)	(11,062)

Total assets less liabilities		134,668	135,848

Less insurance funds:
Technical provisions		117,516	110,960
Fund for future appropriations		13,202	20,917
Less shareholders' accrued interest in the long-term business		(4,200)	(4,805)

		126,518	127,072

Achieved profits basis net assets	13,14	8,150	8,776

Shareholders' capital and reserves:
Share capital and share premium		633	557
Statutory basis retained profit		3,317	3,414
Additional achieved profits basis retained profit		4,200	4,805

Achieved profits basis capital and reserves	13,14	8,150	8,776

Reconciliation of Movement in Shareholders' Capital and Reserves	Note	2001	Restated* 2000
		(in £ Millions)
Total recognised (losses) gains relating to the financial year		(164)	698
New share capital subscribed		42	184
Goodwill on sale of holding in associate company		—	90
Dividends		(504)	(484)

Net (decrease) increase in shareholders' capital and reserves	14	(626)	488
Shareholders' capital and reserves at beginning of year, as originally reported		8,833	8,342
Prior year adjustment on implementation of FRS 19	15	(57)	(54)
Shareholders' capital and reserves, at beginning of year, as restated		8,776	8,288

Shareholders' capital and reserves at end of year	13,14	8,150	8,776

*
Comparative figures for deferred tax within other liabilities, the fund for future appropriations and shareholders' funds for 2000 have been restated for the implementation of FRS 19 on deferred tax, see Note 15.

ANNEX A

PRUDENTIAL PLC AND SUBSIDIARIES

ACHIEVED PROFITS BASIS SUPPLEMENTARY NON-GAAP FINANCIAL INFORMATION

NOTES

1.    Basis of Preparation of Results

        The achieved profits basis results include the results of the Group's long-term insurance operations on the achieved profits basis. These results are combined with the statutory basis results of the Group's other operations including unit trusts, mutual funds and other non-insurance investment management business. The achieved profits basis results for long-term business for 2001 have been prepared in accordance with the guidance issued by the Association of British Insurers in December 2001 "Supplementary Reporting for long-term insurance business (the achieved profits method)". Previously the achieved profits basis results for long-term business were prepared in accordance with the guidance issued in July 1995. Comparative results for the year 2000 have not been restated for the change of guidance. Restatements of prior year figures relate solely to the implementation of FRS 19 on deferred tax.

2.    Methodology

        The achieved profits basis results incorporate best estimate forecasts of future rates of investment return, proprietor's spread (in the case of Jackson National Life), policy discontinuances, mortality, expenses, expense inflation, taxation, bonus rates, surrender and paid up bases, and statutory valuation bases. In preparing these forecasts, account has been taken of recent experience and general economic conditions, together with inherent uncertainty. It has been assumed that the bases and rates of taxation, both direct and indirect, will not change materially in the countries in which the Group operates.

        The proportion of surplus allocated to shareholders from the UK with-profits business has been based on the present level of 10%. Future bonus rates have been set at levels which would fully utilise the assets of the with-profits fund over the lifetime of the business in force. In the UK, Department of Social Security rebate business has been treated as single premium business.

3.    Economic Assumptions

        One of the key differences between the December 2001 guidance and the predecessor 1995 guidance (see note 1) relates to the basis for setting long-term expected rates of return on investments and risk discount rates.

        Under the December 2001 guidance, for most countries, these rates are set by reference to period end rates of return on fixed interest securities. This "active" basis of assumption setting has been applied in preparing the results of all the Group's UK, US and European long-term business operations. For the Group's Asian operations the active basis is appropriate for business written in Japan and Korea and US dollar denominated business written in Hong Kong.

        An exception to this general rule is that for countries where longer-term fixed interest markets are underdeveloped, investment return assumptions and risk discount rates should be based on an assessment of longer-term economic conditions. Except for the countries listed above, this basis is appropriate for the Group's Asian operations.

        For 2000 and earlier years, the achieved profits basis results for all of the Group's operations were calculated by using expected longer-term equilibrium rates of return and discount rates.

        The key economic assumptions and sensitivity of the results to changes to those assumptions are described below:

	2001	2000
UK Operations
Pre-tax expected long-term nominal rates of investment return:
UK equities	7.5%	8.0%
Overseas equities	7.5 to 7.8%	8.0%
Property	7.5%	8.0%
Gilts	5.0%	6.0%
Corporate bonds	6.0%	7.0%
Main with-profits fund assets aggregate earned rate (applying the rates listed above to the investments held by the fund)	7.1%	8.0%
Expected long-term rate of inflation	2.6%	2.5%
Post-tax expected long-term nominal rate of return:
Pension business (where no tax applies)	7.1%	8.0%
Life business	6.3%	7.4%
Risk discount rate*	7.7%	8.5%
US Operations (Jackson National Life)
Expected long-term spread between earned rate and rate credited to policyholders for single premium deferred annuity business	1.75%	1.9%
Risk discount rate*	7.7%	8.5%
Prudential Asia
Weighted pre-tax expected long-term nominal rates of investment return	7.3%	8.0%
Weighted expected long-term rate of inflation	3.0%	3.2%
Weighted risk discount rate*	10.1%	10.4%

The Prudential Asia economic returns have been determined by weighting each country's economic assumptions by reference to the Achieved Profits basis operating results for new business written in 2001.
Prudential Europe Risk discount rate*	7.7%	8.5%

*
For all operations, a discount rate is applied to post-tax cash flows to determine post-tax results. For most operations, these results are then grossed up for the effective rate of tax to derive the pre-tax results. For Jackson National Life, pre-tax results are determined by applying the risk discount rate to pre-tax cash flows adjusted for the impact of capital charges.

4.    Investment Return

(i)    Profit before tax

        With the exception of fixed interest investments held by Jackson National Life, investment gains during the period (to the extent that changes in capital values do not directly match changes in liabilities) are included in the profit for the year and shareholders' funds as they arise.

        In the case of Jackson National Life, it is assumed that fixed income investments will normally be held until maturity. Therefore unrealised gains and losses on these securities are not reflected in either the achieved profits or statutory basis results and, except on realisation or impairment of investments, only income received and the amortisation of the difference between cost and maturity values are recognised to the extent attributable to shareholders.

(ii)  Operating profit

        Investment returns, including investment gains, in respect of long-term insurance business are recognised in operating results at the expected long-term rate of return. For the purposes of calculating investment return to be recognised in operating results of UK operations, where equity holdings are a significant proportion of investment portfolios, values of assets at the beginning of the reporting period are adjusted to remove the effects of short-term market volatility.

        For the purposes of determining the longer-term returns for 2001, realised gains and losses arising (including impairment losses) on debt securities of Jackson National Life have been averaged over five years and combined with actual interests and dividends. For equity related investments of Jackson National Life a longer-term rate of return of 7.75% has been assumed. This has been applied to the monthly average carrying value of such investments after excluding the estimated effect of short-term market movements. In prior periods longer-term investment returns included within UK basis operating profit were estimated as the aggregate of investment income and averaged realised gains and losses for both fixed maturities and other types of security. Comparative results have not been restated for the refinement of policy as the effect is immaterial to the results for those periods.

5.    Supplemental Earnings Information

        The Group's supplemental measure of its results and reconciliation of Achieved Profits basis operating profit based on longer-term investment returns before amortisation of goodwill to Achieved Profits basis profit on ordinary activities, including the related basic earnings per share amounts, are as follows:

	Before tax	Tax**	Post-tax	Minority interests**	Net	Basic Earnings per share**
	(In £ Millions)					(In pence)
2001
Based on operating profit after tax and minority interests before amortisation of goodwill and merger break fee	1,186	(370)	816	12	828	41.9	p
Adjustment for amortisation of goodwill	(95)	—	(95)	—	(95)	(4.8	)p
Adjustment from post-tax longer-term investment returns to post-tax actual investment returns (after related minority interests)*	(1,402)	422	(980)	13	(967)	(48.9	)p
Effect of change of economic assumptions	(482)	167	(315)	—	(315)	(16.0	)p
Adjustment for merger break fee, net of related expenses	338	(6)	332	—	332	16.8	p

Based on loss for the financial year after minority interests	(455)	213	(242)	25	(217)	(11.0	)p

2000**
Based on operating profit after tax and minority interests before amortisation of goodwill	1,029	(288)	741	11	752	38.4	p
Adjustment for amortisation of goodwill	(84)	—	(84)	—	(84)	(4.3	)p
Adjustment from post-tax longer-term investment returns to post-tax actual investment returns (after related minority interests)*	(440)	104	(336)	13	(323)	(16.5	)p
Adjustment for profit on flotation of Egg and business disposals	223	(57)	166	—	166	8.5	p

Based on profit for the financial year after minority interests	728	(241)	487	24	511	26.1	p

1999**
Based on operating profit after tax and minority interests before amortisation of goodwill	1,098	(366)	732	—	732	37.6	p
Adjustment for amortisation of goodwill	(54)	—	(54)	—	(54)	(2.8)	p
Adjustment from post-tax longer-term investment returns to post-tax actual investment returns (after related minority interests)*	637	(178)	459	—	459	23.6	p
Adjustment for tax on prior year disposals	—	(15)	(15)	—	(15)	(0.8)	p

	1,681	(559)	1,122	—	1,122	57.6	p

The average number of shares is 1,978 million, 1,959 million and 1,947 million for the years 2001, 2000 and 1999 respectively.
*	The adjustment from post-tax longer-term returns to post-tax actual investment returns includes investment return that is attributable to external equity investors in two investment funds managed by PPM America. These two funds are consolidated as quasi-subsidiaries but have no net impact on pre-tax or post-tax operating profit. Total profit, before and after tax, incorporating the adjustment from longer-term returns to actual investment returns includes losses of £13m (£13m) attributable to these minority interests.
**	The tax charge, minority interests and earnings per share for 2000 and for 1999 have been restated for minor changes to reflect the implementation of FRS 19 on deferred tax, see Note 15.

6.    Cost of Capital

        On the achieved profits basis, a charge is deducted from the annual result and the balance sheet value for the cost of capital supporting solvency requirements for the Group's long-term business. This cost is the difference between the nominal value of solvency capital and the present value, at risk discount rates, of the projected release of this capital and investment earnings on the capital.

        The annual result is impacted by the movement in this cost from year to year which comprises a charge against new business profit with a partial offset for the release of capital requirements for business in force.

        Where solvency capital is held within a with-profits long-term fund, the value placed on surplus assets in the fund is already discounted to reflect its release over time and no further adjustment is necessary in respect of solvency capital.

        However, where business is funded directly by shareholders, principally at Jackson National Life, the solvency capital requires adjustments to reflect the cost of that capital.

        In determining the cost of capital of Jackson National Life, it has been assumed that an amount equal to 200% of the risk based capital required by the US supervisory authorities must be retained. The impact of the related capital charge is to reduce Jackson National Life's shareholders' funds by £222 million, £222 million and £234 million for 2001, 2000 and 1999 respectively.

7.    Foreign Currency Translation

        Foreign currency revenue has been translated at average exchange rates for the year. Foreign currency assets and liabilities have been translated at year-end rates of exchange.

8.    Operating Profit from New Business

	2001			2000			1999
	Pre-tax	Tax	Post-tax	Pre-tax	Tax	Post-tax	Pre-tax	Tax	Post-tax
	(In £ Millions)
UK Operations	243	(73)	170	230	(69)	161	308	(92)	216
Jackson National Life*	167	(94)	73	221	(101)	120	198	(88)	110
Prudential Asia	255	(74)	181	153	(44)	109	90	(24)	66
Prudential Europe	8	(2)	6	9	(3)	6	7	(2)	5

Total	673	(243)	430	613	(217)	396	603	(206)	397

* Jackson National Life
net of tax profit:
Before capital charge			108			155			141
Capital charge (note 6)			(35)			(35)			(31)

After capital charge			73			120			110

9.    Operating Profit from Business in Force

	2001	2000	1999
	(In £ Millions)
UK Operations*
Unwind of discount	384	429	384
Change of renewal expense assumption resulting from closure of direct sales force (2000 change of persistency assumption)	15	30	—
Cost of strengthened assumption for required capital for shareholder backed business	(16)	—	—
Costs of pension mis-selling	—	—	(92)
Experience variances and other items	(6)	19	35

	377	478	327

Jackson National Life
Unwind of discount	200	218	201
Return on surplus assets (over target surplus)	44	34	26
Averaged realised investment (losses) gains (Note 10)	(74)	19	37
Experience variances against current assumptions:
Spread	(12)	39	32
Persistency	(7)	(24)	(38)
Mortality and morbidity	(2)	(10)	11
Expenses	(16)	(37)	(8)
Loss from strengthening operating assumptions (2000—persistency and expense assumptions)	(13)	(258)	—
Other	16	17	16

	136	(2)	277

Prudential Asia
Unwind of discount	78	58	43
Change in operating assumptions	66	—	—
Other items and experience variances	16	2	(8)

	160	60	35

Prudential Europe
Unwind of discount	9	8	6
Experience variances against current assumptions	(9)	0	0

	0	8	6

Total	673	544	645

*
The unwind of discount for UK long-term business operations represents the unwind of discount on the value of in force business at the beginning of the year (adjusted for the effect of current year assumption changes), the expected return on smoothed surplus assets retained within the main with-profits fund (see Note 13), and the expected return on shareholders' assets held in other UK long-term business operations.

        Surplus assets retained within the main with-profits fund are smoothed for this purpose to remove the effects of short-term investment volatility.

10. Short-term Fluctuations in Investment Returns

	2001	2000	1999
	(In £ Millions)
Long-term business:
UK Operations*	(764)	(218)	531
Jackson National Life**	(521)	(171)	24
Prudential Asia	(9)	(46)	41
Prudential Europe	—	(3)	(2)
Share of investment return of US managed investment funds consolidated into Group results that is attributable to external investors	(13)	(13)	—
General insurance and shareholders:
Relating to investment in St James's Place Capital plc	—	17	—
Other	(95)	(6)	43

Total	(1,402)	(440)	637

*
UK Operations

  Short-term fluctuations in investment returns represent the difference between actual investment returns attributable to shareholders on the achieved profits basis and the expected returns as described in Note 3.

**
Jackson National Life—Summary

  Short-term fluctuations comprise:

	2001	2000	1999
	(In £ Millions)
Actual investment return on investments less longer-term returns included within operating profit***	(413)	(109)	(9)
Actual return on Separate Account business less return based on longer-term rate	(85)	(62)	33
Transition writedown on implementation of EITF 99-20 for interests in securitised financial assets	(23)	—	—

	(521)	(171)	24

***
Jackson National Life—Actual investment return on investments less longer-term returns for the year ended 31 December 2001.

        This comprises:

2001
(In £ Millions)
Actual less averaged realised gains and losses (including impairments) for fixed income securities****	(295)
Actual less longer-term return on equity based investments	(124)
Gains on preference shares	6

(413)

****
Jackson National Life—Actual less averaged realised gains and losses (including impairments for fixed income securities).

	$ million	£ million equivalent
Gains (losses) arising in years 1997 to 2001
1997	30
1998	54
1999	3
2000	(90)
2001	(532)
Five year total	(535)
Five year average included in operating result (see note 9)	(107)	(74)

Actual losses less averaged losses for 2001	(425)	(295)

        Averaged realised gains differ from those reported on the statutory basis for the impact of amortisation of policy acquisition costs attributable to realised gains and losses. These have been included in the statutory basis gains averaging calculation for the years 1998 to 2001. On the achieved profits basis deferred acquisition costs do not feature as part of the methodology. Accordingly the realised gains and losses included in the averaging process are exclusive of the amortisation of policy acquisition costs attributable to realised gains and losses.

11. Effect of Revised Economic Assumptions

        (Losses) profits on change in economic assumptions included within the (loss) profit on ordinary activities before tax arise as follows:

	2001	2000	1999
	(In £ Millions)
UK long-term business operations	(426)	—	—
Jackson National Life (including revised spread assumption)	1	—	—
Prudential Asia	(57)	—	—

Total	(482)	—	—

12. Taxation Charge

        The profit for the year is in most cases calculated initially at the post-tax level. The post-tax profit is then grossed up for presentation purposes at the effective rates of tax applicable to the countries and periods concerned. For Jackson National Life the profit is calculated at the pre-tax level and the effective tax rate is the rate expected to be applicable on average over the remaining lifetimes of the policies.

        The tax charge comprises:

	2001	Restated* 2000	Restated* 1999
	(In £ Millions)
Tax charge on operating profit
Long-term business:
UK Operations(1)	173	212	186
Jackson National Life	127	44	171
Prudential Asia(2)	133	61	33
Prudential Europe(2)	(2)	0	5

	431	317	395
General insurance and shareholders	(61)	(29)	(29)

Total tax on operating profit	370	288	366

Tax on items not included in operating profit
Tax (credit) charge on short-term fluctuations in investment returns	(422)	(104)	178
Tax effect of change of economic assumptions	(167)	—	—
Tax charge on merger break fee, net of expenses (after utilisation of available capital losses)	6	—	—
Tax on profit on Egg flotation and business disposals	—	57	15

Total tax on items not included in operating profit	(583)	(47)	193

Tax (credit) charge on (loss) profit on ordinary activities (including tax on actual investment returns)	(213)	241	559

*
Comparative figures for 2000 and for 1999 have been restated for the implementation of FRS 19 on deferred tax, see Note 15.
(1)
Including tax relief on shareholders' portion of UK re-engineering costs borne by the main with-profits fund.
(2)
Including tax relief on development costs where applicable.

13. Shareholders' Funds—Segmental Analysis

	2001	Restated* 2000
	(In £ Millions)
UK Operations
Long-term business operations:
Smoothed assets(1)	3,775	3,887
Actual assets less smoothed assets	(119)	340

	3,656	4,227
General business solvency capital	—	135
M&G	329	341
Egg	380	426

	4,365	5,129

US Operations
Jackson National Life (net of surplus note borrowings of £172m (£167m))
Before capital charge:
Excluding assets in excess of target surplus	2,442	2,298
Assets in excess of target surplus	463	595

	2,905	2,893
Capital charge(2)	(222)	(222)

After capital charge	2,683	2,671
Other US operations	134	85

	2,817	2,756

Prudential Asia	1,089	793
Prudential Europe	90	82
Other operations
Goodwill(3)	1,624	1,546
Holding company net borrowings	(1,961)	(1,530)
Other assets	126	0
	(211)	16

Total	8,150	8,776

*
Comparative figures for 2000 have been restated for the implementation of FRS 19 on deferred tax, see Note 15.
(1)
UK long-term business smoothed assets represent asset values adjusted to remove the effects of short-term volatility.
(2)
In determining the cost of capital of Jackson National Life it has been assumed that an amount equal to 200% of the risk based capital required by the US supervisory authorities must be retained. The impact of the related capital charge is to reduce Jackson National Life's shareholders' funds by £222 million (£222 million).

(3)
Total goodwill at 31 December 2001 comprises:
(In £ Millions)
Held within US operations relating to purchase of broker dealer and banking businesses	63
Other operations relating to M&G and acquired Asian businesses	1,624

1,687

14. Reconciliation of Movement in Shareholders' Funds

	Long-term business operations
					Total Long-term business operations
	UK	Jackson National Life	Prudential Asia	Prudential Europe		Other operations	Group total
	(In £ Millions)
Operating profit (including investment return based on long-term rates of returns)
Long-term business:
New business	243	167	255	8	673		673
Business in force	377	136	160	0	673		673

	620	303	415	8	1,346		1,346
General business						79	79
Re-engineering costs	(45)				(45)	(19)	(64)
Asia and Europe development expenses			(19)	(29)	(48)		(48)
M&G						75	75
Egg						(88)	(88)
US broker dealer and fund management						16	16
Other income and expenditure						(130)	(130)

Operating profit (loss) before amortisation of goodwill	575	303	396	(21)	1,253	(67)	1,186
Amortisation of goodwill		(3)			(3)	(92)	(95)
Short-term fluctuations in investment returns	(764)	(521)	(9)		(1,294)	(108)	(1,402)
Effect of changes of economic assumptions	(426)	1	(57)		(482)		(482)
Merger break fee, net of expenses						338	338

(Loss) profit on ordinary activities before tax (including actual investment gains and losses)	(615)	(220)	330	(21)	(526)	71	(455)

Tax:
Tax on operating profit (loss)	(173)	(127)	(133)	2	(431)	61	(370)
Tax on short-term fluctuations in investment returns	229	158	6		393	29	422
Tax on effect of change of economic assumptions	128	12	27		167		167
Tax on merger break fee, net of expenses						(6)	(6)

Total tax credit (charge)	184	43	(100)	2	129	84	213

Minority interests						25	25

(Loss) profit for the financial year	(431)	(177)	230	(19)	(397)	180	(217)

Exchange movements		74	(12)		62	(9)	53
Development costs included above (net of tax) borne centrally			3	8	11	(11)
Intragroup dividends (including statutory transfer)	(313)	(91)	(14)		(418)	418
External dividends						(504)	(504)
Investment in operations/changes in Prudential stake	178	206	89	14	487	(487)
Proceeds from issues of share capital by parent company						42	42
Adjustment for European new business sold by UK operations	(5)			5

Net increase in shareholders' capital and reserves	(571)	12	296	8	(255)	(371)	(626)

Shareholders' capital and reserves at 1 January 2001:
As previously published	4,227	2,671	793	82	7,773	1,060	8,833
Restatement effects for implementation of FRS 19 on deferred tax						(57)	(57)
As restated	4,227	2,671	793	82	7,773	1,003	8,776

Shareholders' capital and reserves at 31 December 2001	3,656	2,683	1,089	90	7,518	632	8,150

Analysed as:
Statutory Basis shareholders' funds	494	2,364	402	58	3,318	632	3,950

Additional shareholders' interest on Achieved Profits basis	3,162	319	687	32	4,200		4,200

Achieved Profits basis shareholders' funds	3,656	2,683	1,089	90	7,518	632	8,150

15. Implementation of FRS 19 on Deferred Taxation

        The Company has adopted FRS 19 on deferred taxation in its 2001 financial statements with restated comparative results for 2000.

        The principal impact of the change from the accounting policy applied under SSAP 15 is to provide additional deferred tax on unrealised appreciation on investments. The additional deferred tax provision is reflected in the fund for future appropriations for with-profits long-term business and in the profit and loss reserve for shareholder backed long-term business. Consistent with previous practice and the achieved profits methodology, expected future tax cash flows related to in force and new long-term business effectively continue to be discounted.

        The Company has chosen not to adopt the discounting option available under FRS 19 in respect of the deferred tax provisions of non long-term business operations.

16. Results Sensitivity to Alternative Assumptions

(i)    Estimated results for 2000 based on economic assumptions applied for the 2001 results

(a)
Operating profit

	Memorandum only
	Estimated profit from new business
				Estimated pre-tax unwind of discount
	Pre-tax	Tax	Post-tax
	(In £ Millions)
UK Operations	208	(62)	146	361
Jackson National Life*	206	(113)	93	198
Prudential Asia	156	(45)	111	54
Prudential Europe	9	(3)	6	7

Total	579	(223)	356	620

* Jackson National Life:
Before capital charge			132
Capital charge			(39)

After capital charge			93

(b)
Shareholders' funds

        If the economic assumptions applied for 2001 had been in place at 31 December 2000 the achieved profits basis shareholders' funds at that date would have been lower by £315 million. This represents a pre-tax loss of £482 million less related tax credit of £167 million. These figures are analysed by business operation in Note 14.

(ii)  Estimated impact on 2001 results based on alternative assumptions

        The key assumptions that affect the Group's results are economic, in particular expected rates of investment return and risk discount rates. The sensitivity of the 2001 results to changes in these assumptions is set out below:

(a)
2001 Pre-tax operating profit from new business

Group Total
(In £ Millions)
Pre-tax expected long-term nominal rates of investment return:
Increase in rates of 1%	105
Decrease in rates of 1%	(99)
Risk discount rates:
Increase in rates of 1%	(72)
Decrease in rates of 1%	83
(b) 31 December 2001 shareholders' funds
Pre-tax expected long-term nominal rates of investment return:
Increase in rates of 1%	824
Decrease in rates of 1%	(779)
Risk discount rates:
Increase in rates of 1%	(494)
Decrease in rates of 1%	592

17. UK Re-engineering Costs

        Details of the re-engineering costs charged in the year are explained in Note 34 to the Consolidated Financial Statements. After including amounts borne by the main with-profits fund but attributed to shareholders, the costs recognised on the achieved profits basis were £64 million, £nil and £70 million for the years ended December 31, 2001, 2000 and 1999 respectively.

18. Development Expenses

        Development expenses (excluding Asia regional head office costs) were up from £21 million in 2000 to £48 million in 2001 largely due to branding and re-launch costs of our operations in Japan, and higher development expenses in Europe including costs of establishing our business in Germany.

ANNEX A

PRUDENTIAL PLC AND SUBSIDIARIES

ACHIEVED PROFITS BASIS SUPPLEMENTARY NON-GAAP FINANCIAL INFORMATION

The Achieved Profits Basis of Financial Reporting

        The achieved profits basis of financial reporting is based on conventional accounting principles and recognises profit as it accrues over the life of an insurance contract. Although total profit from each contract calculated under this method is the same as under the modified statutory basis of reporting used for the main accounts, the timing of profit recognition is advanced.

        The achieved profits basis can be illustrated by considering an individual contract. Using prudent best estimate assumptions of the main elements of future income and expenditure—investment return, claims, lapses, surrenders and administration expenses—the total profit expected to be earned from the contract can be estimated at the time of its sale. The total profit expected to be earned is then allocated to individual financial years by application of a discount rate, which allows for both the time value of money and the risk associated with the future shareholder cash flows.

        Provided that the actual outcome is in line with the original assumptions, profits will be earned in each accounting period as the discount rate unwinds. The balance of profit not allocated to future years is recognised in the year of sale and is known as the profit from new business. The unwind of the discount rate and variances between actual and assumed experience during the remainder of the contract period produce the profit on business in force.

        The additional profit recognised at an earlier stage under the achieved profits method is retained within the long-term funds and is known as the shareholders' accrued interest in the long-term business.

        The achieved profits basis is designed to report profit which reflects business performance during the year under review, particularly new business sales and fluctuations between actual and assumed experience.

        The use of the achieved profits basis does not affect either the cash surpluses which are released to shareholders' funds from the long-term funds, which continue to be determined by the directors following statutory actuarial valuations of the funds, or amounts available for dividend payments to shareholders.

        The additional profit recognised using the achieved profits basis is represented by the shareholders' accrued interest in the long-term business and, when combined with shareholders' funds reported on the statutory basis, provides an improved measure of total shareholders' funds of the Group.

Item 19.    Exhibits

        Documents filed as exhibits to this Form 20-F:

  *1.
  Memorandum and Articles of Association of Prudential.

  *2.
  Form of Deposit Agreement among Prudential, Morgan Guaranty Trust Company of New York, as depositary, and holders and beneficial owners from time to time of ADRs issued thereunder, including the form of ADR.

  *4(a)
  .  Restricted Share Plan.

  6.
  Statement re computation of per share earnings (set forth in Note 5 and Note 38 to the consolidated financial statements included in this Form 20-F).

  8.
  Subsidiaries of Prudential (set forth in Note 26 to the consolidated financial statements included in this Form 20-F).

  *
  Previously filed.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form-20F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PRUDENTIAL PLC
By:
	Name:	Jonathan Bloomer
	Title:	Group Chief Executive
Date: May 16, 2002

QuickLinks

  TABLE OF CONTENTS
Item 3. Key Information
  SELECTED HISTORICAL FINANCIAL INFORMATION OF PRUDENTIAL
  Dividend Data
  Exchange Rate Information
  Forward-Looking Statements
  RISK FACTORS
Item 4. Information on the Company
  BUSINESS OF PRUDENTIAL
  Overview
  Strategy
  Significant Subsidiaries
  UK Business
  Compliance
  US Business
  US Market Overview
  Jackson National Life
  Jackson Federal Bank
  PPM America
  Asian Business
  Development of Prudential's Asian Business
  New Business Premiums
  Products
  Singapore
  Hong Kong
  Malaysia
  Taiwan
  Japan
  China
  India
  South Korea
  Thailand, Indonesia, The Philippines and Vietnam
  European Business
  Germany
  France
  Investments
  General
  Prudential's Total Investments
  Prudential's Investment Yields
  Prudential's Insurance Investment Strategy and Objectives
  Management of Insurance Funds
  Investments Relating to UK Insurance Business
  Investments Relating to US Insurance Business
  Investments Relating to Asian Insurance Business
  Investments Relating to Banking Business
  Information Regarding Merger with American General Corporation
  Description of Property
  Competition
  General
  The United Kingdom
  The United States
  Asia
  Intellectual Property
  Legal Proceedings
  Prudential Assurance
  Jackson National Life
  Prudential Group
  Sources
  SUPERVISION AND REGULATION OF PRUDENTIAL
  UK Supervision and Regulation
  The Financial Services and Markets Act 2000
  Application of 2000 Act Regulatory Regime to Prudential
  US Supervision and Regulation
  General
  Guaranty Associations and Similar Arrangements
  Asset Valuation Reserve
  Interest Maintenance Reserve
  The National Association of Insurance Commissioner Ratios
  Policy and Contract Reserve Sufficiency Analysis
  Jackson National Life's Capital and Surplus
  Risk-based Capital
  Regulation of Investments
  Federal Financial Services Regulation
  Securities Laws
  Thrift Regulation
  Employee Benefit Plan Compliance
  Financial Services Regulatory and Legislative Issues
Item 5. Operating and Financial Review and Prospects
  OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  Introduction
  Factors Affecting Results of Operations
  General Economic and Market Conditions
  Government Policy and Legislation
  Regulation
  Exchange Rates
  UK GAAP Critical Accounting Policies
  Overview of Consolidated Results
  Profit Before Tax
  Profit After Tax
  Analysis by Geographic Region
  United Kingdom
  United States
  Asian Operations
  European Operations
  Group Activities
  UK Restructuring
  Geographic Analysis by Nature of Income and Expense
  Gross Premiums
  Investment Returns
  Expenses
  Benefits and Claims
  Transfer from/(to) the Fund for Future Appropriations
  Achieved Profits Basis of Reporting
  Achieved Profits Before Amortization of Goodwill and Tax
  New Business Achieved Profit
  In-force Achieved Operating Profit
  New UK Accounting Pronouncements
  US GAAP Analysis
  US GAAP Critical Accounting Policies
  Changes in Net Income on Application of US GAAP
  Changes in Shareholders' Funds on Application of US GAAP
  US GAAP Restructuring Analysis
  New US Accounting Pronouncements
  Liquidity and Capital Resources
  Liquidity Requirements
  Acquisition of Businesses
  Other Capital Expenditures
  Liquidity Sources
  Off-Balance Sheet Arrangements
  Contractual Obligations
  Operating Businesses
  Consolidated Cash Flows
  Introduction of the Euro
Item 6. Directors, Senior Management and Employees
  Directors and Senior Management
  Sir Roger Hurn (Age 63)
  Jonathan Bloomer FCA (Age 48)
  Mark Tucker (Age 44)
  Philip Broadley FCA (Age 41)
  Michael McLintock (Age 41)
  Clark Manning (Age 43)
  Mark Wood (Age 48)
  Ann Burdus (Age 68)
  Sandy Stewart (Age 68)
  Sir David Barnes CBE (Age 66)
  Rob Rowley (Age 52)
  Roberto Mendoza (Age 56)
  Other Executive Officers
  Service Contracts
  Policy on External Appointments
  Compensation
  Share Ownership
  Board Practices
  Employees
Item 7. Major Shareholders and Related Party Transactions
  Major Shareholders
  Related Party Transactions
Item 8. Financial Information
Item 9. The Offer and Listing
  Comparative Market Price Data
  Market Data
Item 10. Additional Information
  Memorandum and Articles of Association
  Material Contracts
  Exchange Controls
  Taxation
  Documents on Display
Item 11. Quantitative and Qualitative Disclosures about Market Risk
  RISK MANAGEMENT OF PRUDENTIAL
  Overview
  Major Risks
  Asset/Liability Management
  Use of Derivatives
  World-Wide Operations
  Currency of Investments
  Central Companies Exposures
  Sensitivity Analysis
Item 13. Defaults, Dividend Arrearages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Financial Statements
  REPORT OF INDEPENDENT AUDITORS
  To the Board of Directors and Members of Prudential plc
  Prudential plc and Subsidiaries Consolidated Profit and Loss Accounts Years Ended December 31
  Prudential plc and Subsidiaries Consolidated Profit and Loss Accounts Year ended December 31, 2001
  Prudential plc and Subsidiaries Consolidated Profit and Loss Accounts Year ended December 31, 2000
  Prudential plc and Subsidiaries Consolidated Profit and Loss Accounts Year Ended December 31, 1999
  Prudential plc and Subsidiaries Consolidated Balance Sheets December 31
  Prudential plc and Subsidiaries Consolidated Statement of Total Recognized Gains and Losses Years ended December 31
  Reconciliation of Movements in Consolidated Shareholders' Capital and Reserves
  Prudential plc and Subsidiaries Consolidated Statement of Cash Flows from General Business and Shareholders' Funds Years ended December 31
  Prudential plc and Subsidiaries Notes to the Consolidated Financial Statements December 31, 2001
  Long-term Business
  Long-term business provision
  General Insurance
  Investment Returns
  Reinsurance
  Tax
  Stock-based Compensation
  Pension Costs
  Land and Buildings
  Investments in Associates and Other Participating Interests
  Sales of Shares by a Subsidiary
  Other Financial Investments
  Derivatives
  Securities Lending
  Linked Business Funds
  Tangible Assets
  Banking Business Assets and Liabilities
  Business Acquisitions
  Shareholders' Dividends
  Share Premium
  Foreign Currency Translation
  Discontinued Operations
  Summarized profit and loss account and earnings per share
  Analysis of Operating Profit before amortization of goodwill and before tax
  Analysis of Revenue by Reportable Segment and Geographical Region
  Other Segment Information
  Assets
  Analysis of the Fund for Future Appropriations ("FFA") and Net Technical Provisions
  Analysis of Shareholders' Funds
  Acquisitions in 2001
  Acquisitions in 2000
  Acquisitions in 1999
  Unaudited pro forma information
  Disposals in 2001 and 1999
  Disposals in 2000
  Sale of investment in associate
  Share of exceptional gain of associate company
  Transfer of investment management activities
  Initial Public Offering of Egg plc
  Derivatives Accounted for at Fair Value
  Derivatives Accounted for on an Accrual Basis, Hedging Assets or Liabilities Carried at Cost
  Derivatives Accounted for on a Deferral Basis
  (a) Hedging Anticipated Transactions
  (b) Hedging Equity Indexed Liabilities
  Credit Risk
  Repurchase Agreements
  Short-term Borrowings
  Long-term Borrowings
  Commitments
  Guarantees and Commitments
  Guaranteed Annuities
  Contingencies
  Litigation
  Pension Misselling Review
  Free Standing Additional Voluntary Contribution (FSAVC) Business Review
  Mortgage Endowment Products Review
  Prudential Assurance's Inherited Estate
  Shareholder support of long-term business funds
  Cash Flows
  Scottish Amicable Insurance Fund (SAIF)
  UK Banking Operations
  UK Insurance Operations
  M&G
  Sale of UK General Insurance Business
  Reconciliation to US GAAP
  Business Acquisitions and Investments in Associates
  Restructuring Charges
  Investments
  Long-term Business
  Other With-Profits Policyholders' Funds and the Fund for Future Appropriations (FFA)
  Equalization Provision
  Pension Plans
  Stock-based Compensation
  Deferred Income Tax
  Shareholder Dividend Liability
  Business Disposals
  Sale of Egg shares
  Earnings per share under US GAAP
  Recent Accounting Pronouncements
  Results of Operations
  Cash Flows
  Unitized With-Profits
  Income Taxes
  Separate account assets and liabilities
  Banking Business
  Discontinued Operations
  Other Comprehensive Income
  Underwriting, acquisition and other operating expenses
  Investments
  Real Estate
  Policyholder Benefit Liabilities
  Debt
  Undistributed Policyholder Allocations
  Taxes
  Pension Plans
  Goodwill
  Business Acquisitions
  Pension Mis-selling Liability
  Stock-based Compensation
  Securitized Financial Assets
  Changes in Accounting Principles
  (i) Adoption of FAS 133
  (ii) Adoption of EITF 99-20
INDEX TO CONDENSED FINANCIAL INFORMATION OF REGISTRANT
  INDEPENDENT AUDITORS REPORT ON FINANCIAL STATEMENT SCHEDULE
  To the Board of Directors and Members of Prudential plc
  SCHEDULE II CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc PROFIT AND LOSS ACCOUNTS Years ended December 31
Balance Sheets at December 31, 2001 and 2000
Reconciliation of Movements in Shareholders' Capital and Reserves for the years ended December 31, 2001, 2000 and 1999
Statement of Cash Flows for the years ended December 31, 2001, 2000 and 1999
Notes to the Condensed Finanical Statement Schedule
  Investments in shares in subsidiary undertakings
Annex A
Achieved Profits Basis Supplementary Non-GAAP Financial Information
  ANNEX A PRUDENTIAL PLC AND SUBSIDIARIES ACHIEVED PROFITS BASIS SUPPLEMENTARY NON-GAAP FINANCIAL INFORMATION December 31
  ANNEX A PRUDENTIAL PLC AND SUBSIDIARIES ACHIEVED PROFITS BASIS SUPPLEMENTARY NON-GAAP FINANCIAL INFORMATION
  NOTES
  ANNEX A PRUDENTIAL PLC AND SUBSIDIARIES ACHIEVED PROFITS BASIS SUPPLEMENTARY NON-GAAP FINANCIAL INFORMATION
Item 19. Exhibits
  SIGNATURES