Form 20-F
period 2002-12-31
PRUDENTIAL PLC
filed 2003-06-24
CIK 1116578

Use these links to rapidly review the document
TABLE OF CONTENTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
INDEX TO THE CONDENSED FINANCIAL INFORMATION OF REGISTRANT

As filed with the Securities and Exchange Commission on June 24, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002

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

None

The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2002 was:

2,001,662,348 Ordinary Shares, 5 pence par value each

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

Item 17                  Item 18    X

* Not for trading, but only in connection with the registration of American Depositary Shares.

TABLE OF CONTENTS

Item 1.	Not Applicable
Item 2.	Not Applicable
Item 3.	Key Information
Selected Historical Financial Information of Prudential
Dividend Data
Exchange Rate Information
Forward-Looking Statements
Risk Factors
Item 4.	Information on the Company
Business of Prudential
Overview
Strategy
Significant Subsidiaries
UK Business
US Business
Asian Business
European Business
Investments
Description of Property
Competition
Intellectual Property
Legal Proceedings
Sources
Supervision and Regulation of Prudential
UK Supervision and Regulation
US Supervision and Regulation
Asian Supervision and Regulation
Item 5.	Operating and Financial Review and Prospects
Introduction
Factors Affecting Results of Operations
Overview of Consolidated Results
Analysis by Geographic Region
Geographic Analysis by Nature of Income and Expense
New UK Accounting Pronouncements
US GAAP Analysis
Liquidity and Capital Resources
Introduction of the Euro
Item 6.	Directors, Senior Management and Employees
Directors and Senior Management
Compensation
Share Ownership
Board Practices
Employees
Item 7.	Major Shareholders and Related Party Transactions
Major Shareholders
Related Party Transactions
Item 8.	Financial Information

i

Item 9.	The Offer and Listing
Comparative Market Price Data
Market Data
Item 10.	Additional Information
Memorandum and Articles of Association
Material Contracts
Exchange Controls
Taxation
Documents on Display
Item 11.	Quantitative and Qualitative Disclosures About Market Risk
Overview
Major Risks
Asset/Liability Management
Use of Derivatives
World-Wide Operations
Currency of Investments
Currency of Core Borrowings
Sensitivity Analysis
Item 12.	Not Applicable
Item 13.	Defaults, Dividend Arrearages and Delinquencies
Item 14.	Material Modifications to the Rights of Security Holders
Item 15.	Controls and Procedures
Item 16A.	Not Applicable
Item 16B.	Not Applicable
Item 16C.	Not Applicable
Item 17.	Not Applicable
Item 18.	Financial Statements
Consolidated Financial Statements
Condensed Financial Information of Registrant
Item 19.	Exhibits

ii

Item 3.    Key Information

SELECTED HISTORICAL FINANCIAL INFORMATION OF PRUDENTIAL

        The following table sets forth Prudential's selected consolidated financial data for the periods indicated. This data is derived from Prudential's audited consolidated financial statements prepared in accordance with UK GAAP under which insurance business is accounted for on the modified statutory basis ("MSB"). These accounting principles differ in certain significant respects from US GAAP. Note 35 of the notes to the Prudential audited consolidated financial statements included elsewhere in this document includes a description of the differences between UK GAAP and US GAAP that are significant to the financial statements and provides a reconciliation from UK GAAP consolidated profit and loss and consolidated shareholders' funds to US GAAP consolidated net (loss) income and consolidated shareholders' equity, respectively. Item 5, "Operating and Financial Review and Prospects—US GAAP Analysis" provides a discussion of the significant differences between UK GAAP and US GAAP. This table is only a summary and should be read in conjunction with Prudential's consolidated financial statements and the related notes included elsewhere in this document, together with Item 5, "Operating and Financial Review and Prospects".

        The profit and loss account and balance sheet data for and as at the years ended December 31, 1998 to 2002 have been derived from Prudential's audited consolidated financial statements. The consolidated financial statements for the year ended December 31, 1998 have been audited by PricewaterhouseCoopers, and for the four years ended December 31, 2002 by KPMG Audit Plc.

	Year Ended December 31,
	2002(1)	2002	2001	2000	1999	1998
	(In $ Millions)	(In £ Millions)
Profit and loss account data—UK GAAP basis
Gross premiums from continuing operations including acquisitions:
—Long-term business	26,837	16,669	15,196	14,173	14,826	10,640
Gross premiums from discontinued operations:
—Long-term business	—	—	—	—	—	423
—General business	530	329	390	333	318	310

	530	329	390	333	318	733
Reinsurance and change in unearned premiums	(877)	(545)	(380)	(130)	(91)	(87)

Total earned premiums, net of reinsurance	26,490	16,453	15,206	14,376	15,053	11,286

Investment returns	(5,854)	(3,636)	(1,210)	5,046	17,232	12,612

Operating profit before amortization of goodwill and tax(2)
Continuing operations:
UK operations	675	419	422	438	391	355
US operations	246	153	298	466	451	411
Asian operations	100	62	25	36	27	23
European operations	2	1	(24)	(10)	6	4
Group activities	(304)	(189)	(130)	(123)	(90)	28
UK restructuring costs	(23)	(14)	(41)	—	(58)	—

Total continuing operations	696	432	550	807	727	821
Discontinued operations(3)	—	—	72	33	49	47

Operating profit before amortization of goodwill and tax(4)	696	432	622	840	776	868
Amortization of goodwill	(158)	(98)	(95)	(84)	(54)	—
Short-term fluctuations in investment returns(5)	(330)	(205)	(480)	(48)	28	24
Profit on business disposals	571	355	—	120	—	249
Merger break fee, net of related expenses	—	—	338	—	—	—
Profit on Egg flotation	—	—	—	119	—	—

Total profit on ordinary activities before tax	779	484	385	947	750	1,141

Profit after tax:
Operating profit (including post-tax longer term investment returns)	506	314	460	591	507	620

Profit for the period (including post-tax actual investment returns)	723	449	389	657	472	853

	Year Ended December 31,
	2002(1)	2002	2001	2000	1999	1998
	(In $ Millions)	(In £ Millions)
Statement of income and comprehensive income data—US GAAP basis
Insurance policy revenues	8,374	5,201	3,954	3,614	4,597	3,299
Investment results	(2,840)	(1,764)	252	4,669	12,793	8,599
Non-operating income
Merger break fee, net of related expenses	—	—	338	—	—	—
Profit on Egg flotation	—	—	—	119	—	—
Other income	1,115	693	619	620	600	165

Total revenue	6,649	4,130	5,163	9,022	17,990	12,063

Net (loss) income from continuing operations (after minority interests)	(1,087)	(675)	(300)	498	869	787
Income from discontinued operations including profit on sale of UK personal lines property and casualty insurance business (net of applicable tax)	512	318	31	4	19	14
Cumulative effect of changes in accounting policies	—	—	(139)	—	—	—

Total net (loss) income	(575)	(357)	(408)	502	888	801

Total comprehensive (loss) income	(1,009)	(627)	(68)	673	431	761

	At December 31,
	2002(1)		2002		2001		2000		1999		1998
	(In $ Millions, Except Share Information)		(In £ Millions, Except Share Information)
Balance sheet data—UK GAAP basis
Total assets	244,979		152,161		156,769		154,950		150,643		118,786
Long-term business provision	159,574		99,114		98,511		91,006		84,430		76,760
Technical provision for linked liabilities	25,771		16,007		17,783		18,719		19,043		9,996
Debenture loans	3,692		2,293		2,244		1,585		1,546		1,031
Total shareholders' funds	5,905		3,668		3,950		3,971		3,404		3,298
Balance sheet data—US GAAP basis
Total assets	242,110		150,379		155,668		153,024		148,922		117,762
Policyholder benefit liabilities	143,779		89,304		84,190		76,711		71,179		62,878
Separate account liabilities	41,527		25,793		29,729		32,337		33,477		23,450
Total shareholders' equity	7,854		4,878		5,964		6,455		6,046		5,997
Other data
Long-term business
New business from continuing operations:
Single premium sales	19,500		12,112		10,723		9,901		10,640		6,982
New regular premium sales(6)	1,138		707		693		538		489		453
Investment product contributions	23,857		14,818		10,067		3,587		1,307		369
Funds under management	249,550		155,000		163,000		165,000		170,000		128,300
Basic earnings per share:
Based on operating profit from continuing operations before amortization of goodwill and before tax on a UK GAAP basis	35.0	¢	21.7	p	27.8	p	41.2	p	37.3	p	42.3	p
Based on operating profit before amortization of goodwill and after tax and related minority interests on a UK GAAP basis	25.5	¢	15.8	p	23.3	p	30.2	p	26.0	p	31.9	p
Based on total profit for the financial year after tax on a UK GAAP basis	36.4	¢	22.6	p	19.7	p	33.5	p	24.2	p	43.9	p
Net (loss) income per share on a US GAAP basis	(29.0)	¢	(18.0)	p	(20.6)	p	25.6	p	45.6	p	41.4	p
Diluted earnings per share—UK GAAP	36.3	¢	22.6	p	19.6	p	33.4	p	24.1	p	43.6	p
Diluted (loss) earnings per share—US GAAP	(28.9)	¢	(17.9)	p	(20.6)	p	25.5	p	45.3	p	41.0	p
Dividend per share(7)	41.9	¢	26.0	p	25.4	p	24.5	p	23.0	p	21.0	p
Equivalent cents per share(8)			41.8	¢	36.6	¢	34.8	¢	36.9	¢	34.0	¢
Market price at end of period	$7.07		439.0	p	796.0	p	1,077.0	p	1,220.0	p	908.0	p
Share capital	161		100		100		99		98		98
Number of shares outstanding (in millions)			2,002		1,994		1,981		1,954		1,949
Average number of shares (in millions)			1,988		1,978		1,959		1,947		1,942

(1)
Amounts stated in US dollars have been translated from pounds sterling at the rate of $1.61 per £1.00 (the noon buying rate in New York City on December 31, 2002).

(2)
Investment returns credited to operating profits for investments attributable to shareholders are determined using the longer-term rate of return. For the purposes of determining longer-term investment returns, Jackson National Life averages realized investment gains and losses over five years.

(3)
Discontinued operations are restated on an annual basis in order that continuing operations reflect those operations which form part of the group as at the most recent year end date.

(4)
Due to the long-term nature of Prudential's business, the basis of presentation of operating profit may not be comparable with other UK companies. See Note 4 of the notes to Prudential's consolidated financial statements for a description of the basis.

(5)
Short-term fluctuations in investment returns represent the difference between the longer-term return credited to operating profit and the actual investment returns achieved for the year.

(6)
New regular premium sales are reported above on an annualized basis, which represents a full year of installments in respect of regular premiums irrespective of the actual payments made during the year.

(7)
The final dividend with respect to any year is paid in the following year. Final dividends are included in the year to which they relate rather than in the year paid. Annual dividends comprise both interim and final dividend payments.

(8)
Translated into US dollars at the noon buying rate on the date each payment was made.

Dividend Data

        Under UK company law, Prudential may pay dividends only if "distributable profits" are available for that purpose. "Distributable profits" are accumulated, realized profits not previously distributed or capitalized less accumulated, realized losses not previously written off. Even if distributable profits are available, under UK law Prudential may pay dividends only if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves (such as, for example, the share premium account) and the payment of the dividend does not reduce the amount of its net assets to less than that aggregate.

        As a holding company, Prudential is dependent upon dividends and interest from its subsidiaries to pay cash dividends. Many of its insurance subsidiaries are subject to regulations that restrict the amount of dividends that they can pay to Prudential. These restrictions are discussed in more detail in Item 4, "Information on the Company—Supervision and Regulation of Prudential—UK Supervision and Regulation— Regulation of Insurance Business—Distribution of Profits" and "—US Supervision and Regulation—General".

        Historically, Prudential has declared an interim and a final dividend for each year (with the final dividend being paid in the year following the year to which it relates, after approval of the accounts at Prudential's annual general meeting). Subject to the restrictions set out above, Prudential's directors have the discretion to determine whether to pay a dividend and the amount of any such dividend but must take into account the company's financial position.

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

Year	Interim Dividend per Share	Interim Dividend per Share	Final Dividend per Share	Final Dividend per Share
	(Pence)	(US Dollars)	(Pence)	(US Dollars)
1998	7.0	0.11598	14.0	0.22369
1999	7.7	0.12292	15.3	0.24620
2000	8.2	0.11652	16.3	0.23105
2001	8.7	0.12528	16.7	0.24048
2002	8.9	0.13821	17.1	0.27959

        In 2002, as a result of a deteriorating economic outlook and greater geo-political risk, uncertainty in international capital markets increased, with bond and equity market confidence being adversely affected. This increased uncertainty was reflected in downgrades in credit ratings and falls in market capitalization levels across the UK insurance and other industries. On December 20, 2002, Moody's downgraded the financial strength rating of Prudential Assurance's long-term fund from Aaa to Aa1 (stable outlook). On January 29, 2003, Standard and Poor's downgraded the financial strength rating of the long-term fund from AAA (negative outlook) to AA+ (stable outlook). As a result of weak investment markets, Prudential has since September 2002 reduced bonus rates on its UK with-profit policies more quickly and to a greater extent than previously anticipated. This will directly affect the future cash payments from the UK long-term with-profits fund to the group. The impact of bonus rates on future cash payments is discussed in more detail in Item 4, "Information on the Company—UK Business—UK Products and Profitability".

        Despite continuing market uncertainty, there are attractive opportunities for Prudential in growth markets, notably Asia. Accordingly, Prudential is committed to retaining its financial flexibility when determining the 2003 dividend. While recognizing the importance of cash payments to shareholders, Prudential's Board of Directors stated at the time of its preliminary announcement in February 2003 that it believed it would be inappropriate to recommit to the previous dividend policy. The dividend for 2003 will be determined taking into account a number of factors, including the outlook for profits on a modified statutory basis under UK GAAP, the cash transfer from the UK long-term fund (comprising shareholders' profit with respect to with-profits business) and the balance sheet on an achieved profits basis (a widely accepted alternative profit measure for UK life assurance companies published in the United Kingdom as supplementary information which includes the current value to shareholders of future cashflows of in force business).

Exchange Rate Information

        Prudential publishes its consolidated financial statements in pounds sterling. References in this document to "US dollars", "US$", "$" or "¢" are to US currency, references to "pounds sterling", "£", "pounds", "pence" or "p" are to UK currency (there are 100 pence to each pound) and references to "euro" or "€" are to the European single currency. The following table sets forth the noon buying rate on the last business day of each year, as certified for customs purposes by the Federal Reserve Bank of New York, for pounds sterling expressed in US dollars per pound sterling for each of the five most recent fiscal years. Prudential has not used these rates to prepare its consolidated financial statements.

December 31,	Year end rate
1998	1.66
1999	1.61
2000	1.50
2001	1.46
2002	1.61

        The following table sets forth the high and low noon buying rates for pounds sterling expressed in US dollars per pound sterling for each of the previous six months:

	High	Low
December 2002	1.61	1.56
January 2003	1.65	1.60
February 2003	1.65	1.57
March 2003	1.61	1.56
April 2003	1.60	1.55
May 2003	1.65	1.59

        On June 20, 2003, the noon buying rate in New York City was £1.00 = $1.66.

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

        Prudential may also make or disclose written and/or oral forward-looking statements in reports filed or furnished to the US Securities and Exchange Commission, Prudential's annual report and accounts to shareholders, proxy statements, offering circulars, registration statements and prospectuses, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. Prudential undertakes no obligation to update any of its forward-looking statements.

RISK FACTORS

        Prudential's operating results, financial condition and trading price are affected by a number of factors including economic and market conditions, foreign currency exchange rate fluctuations, regulation, government policy and legislation, competition, credit ratings, and operational systems and processes.

Prudential's businesses are inherently subject to market fluctuations and general economic conditions.

        Prudential's businesses are inherently subject to the risks associated with economic and market fluctuations.

        In the United Kingdom, this is largely because Prudential's shareholders' profit is related to bonuses for policyholders declared on its with-profits products, which are broadly based on historic and current rates of return on equity, real estate and fixed income securities, as well as Prudential's expectations of future investment returns.

        In the United States, fluctuations in prevailing interest rates can affect results from Jackson National Life which is predominantly a spread-based business with the majority of its assets invested in fixed income securities. In particular, fixed annuities and stable value products in Jackson National Life expose the group to the risk that changes in interest rates which are not fully reflected in the interest rates credited to customers will reduce spread. The spread is the difference between the amounts that Jackson National Life is required to pay under the contracts, and the rate of return it is able to earn on its general account investments to support the obligations under the contract. Declines in spread from these products or other spread businesses that Jackson National Life conducts could have a material impact on its businesses or results of operations.

        In all markets in which Prudential operates, its businesses are susceptible to general economic conditions, which can change the level of demand for Prudential's products. The uncertain trends in international economic and investment climates prevailing over the last two years have adversely affected Prudential's business and profitability. This adverse effect has been felt principally through reduced investment returns and credit defaults in fixed interest corporate bonds, and may continue to affect the business unless conditions improve. In addition, falling investment returns could impair Prudential's operational capability, including its ability to write significant volumes of new business.

        See Item 4, "Information on the Company—Business of Prudential—Investments" for a description of Prudential's invested assets, investment strategies and investment yields. See also Item 5, "Operating and Financial Review and Prospects—Factors Affecting Results of Operations—General Economic and Market Conditions".

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its business.

        Due to the geographical diversity of Prudential's businesses, it is subject to the risk of exchange rate fluctuations. Prudential's international operations in the United States, Asia and Europe, which represent a significant proportion of total group income and expenses, generally write policies and invest in their local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to fluctuations in Prudential's consolidated financial statements upon translation of results into pounds sterling. The currency exposure relating to the translation of reported earnings is not separately managed. Of core structural borrowings at December 31, 2002 of £2,452 million, £644 million was denominated in US dollars, partially to hedge the currency exposure arising from Prudential's investment in its US operations. The impact of gains or losses on currency translations is recorded as a component of shareholders' funds within the consolidated statement of total recognized gains and losses. In 2002, a loss of £252 million was recorded in the consolidated statement of total recognized gains and losses. This loss primarily arises upon translation into pounds sterling of the investments in Prudential's US and Asian operations, but is after offset of exchange gains of £37 million on the carrying value of the US dollar denominated borrowings, reflecting movements in the US dollar to pounds sterling exchange rate from the beginning to end of 2002. See Item 11, "Quantitative and Qualitative Disclosures about Market Risk".

Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations in the markets in which it operates.

        Changes in government policy, legislation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates may adversely affect Prudential's product range, distribution channels, capital requirements and, consequently, reported results and financing requirements. These changes include possible changes in the tax treatment of financial products and services, government pension arrangements and policies, the regulation of selling practices and solvency requirements. For instance, in the United Kingdom the Financial Services Authority ("FSA") consultation paper on reforming the UK polarization regime and the HM Treasury report on medium and long-term retail savings could have a significant effect on types of products sold by Prudential and how its products are priced, distributed and sold.

        The EU Insurance Groups Directive, which was implemented in the United Kingdom in 2001, together with the Financial Conglomerates Directive, which will be implemented by 2005, will require European financial services groups to demonstrate net aggregate surplus capital in excess of solvency requirements at the group level in respect of shareholder owned entities. The EU is also currently reviewing future solvency requirements (the "Solvency II review"). The manner of the implementation of these directives may lead to Prudential being required to maintain a higher level of capital than currently necessary to support some of its businesses, or alternatively, to constrain the growth of those businesses. In addition, an inconsistent application of these directives by regulators in different EU member states may place Prudential at a competitive disadvantage to other European financial services groups.

        Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise where Prudential, along with other companies, may be required to make such contributions. See Item 5, "Operating and Financial Review and Prospects—Factors Affecting Results of Operations—Government Policy and Legislation" and Item 4, "Information on the Company—Supervision and Regulation of Prudential".

The resolution of several issues affecting the UK financial services industry, including the requirement to provide redress to past purchasers of pension and mortgage endowment policies and regulatory reviews concerning the sale of free standing additional voluntary contributions and guaranteed annuities, could have a negative impact on Prudential's reported results or on its relations with current and potential customers.

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

        Companies operating in the UK insurance and financial services industries, including Prudential, currently face a number of regulatory and legal actions, including the requirement to provide redress to past purchasers of pension and mortgage endowment policies and regulatory reviews concerning the sale of free standing additional voluntary contributions and guaranteed annuities.

        In addition, Prudential has held discussions with the FSA on the status of its inherited estate. Prudential has not considered or discussed any actual distribution as its current expectation is that, for the foreseeable future, the entire inherited estate will need to be retained within the long-term fund to provide working capital. However, in the light of current market conditions the amount and timing of any re-attribution of the estate remains very uncertain. See Item 4, "Information on the Company—Business of Prudential—Shareholders' Interests in Prudential's Long-term Insurance Business—Surplus Assets in Prudential Assurance's Long-term With-profits Fund".

Prudential's businesses are conducted in highly competitive environments and Prudential's continued profitability depends on its management's ability to respond to these pressures.

        The markets for UK, US and Asian financial services are highly competitive, with several factors affecting Prudential's ability to sell its products, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance and historical bonus levels. In some of its markets Prudential faces competitors who are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates or claims-paying ratios.

        Within the United Kingdom, Prudential's principal competitors in the life market include many of the major stock and mutual retail financial services companies including, in particular, Aviva, Legal and General and Standard Life. During 2002, Prudential maintained its position as a leading distributor of with-profits bonds through independent financial advisors, albeit in a market which contracted by over 50% during the year, and believes it is the market leader in providing pension annuities, having increased its market share over each of the last five quarters to the end of 2002.

        Jackson National Life's competitors in the United States include major stock and mutual insurance companies, mutual fund organizations, banks and other financial services companies. Jackson National Life's principal life insurance company competitors in the United States include AXA, Lincoln National Corporation, Transamerica Corporation, Nationwide Financial Services, Inc., SunAmerica, Inc. and Hartford Life, Inc. At December 31, 2002, in the United States, Jackson National Life was the tenth-largest life insurance company in terms of General Account assets, the sixth-largest provider of individual fixed annuities in terms of sales, and the sixth-largest provider of equity-indexed annuities in terms of sales.

        Within Asia, Prudential's main regional competitors are international financial companies, including AIG, Allianz, ING and Manulife. By new business premiums Prudential has top five market positions in eight life markets (Singapore, Malaysia, Hong Kong, India, Vietnam, Philippines, Guangzhou China and Indonesia), two mutual fund markets (Taiwan and India) and Hong Kong's Mandatory Provident Fund market.

        Prudential believes competition will intensify across all regions in response to consumer demand, technological advances, the impact of consolidation, regulatory actions and other factors. Prudential's ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures. See Item 4, "Information on the Company—Business of Prudential—Competition".

Downgrades in Prudential's financial strength and credit ratings could significantly impact its competitive position and hurt its relationships with creditors or trading counterparties.

        Prudential's financial strength and credit ratings, which are intended to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in most of Prudential's products, and as a result its competitiveness. Downgrades in Prudential's ratings could have an adverse effect on its ability to market products and retain current policyholders. In addition, the interest rates Prudential pays on its borrowings are affected by its debt credit ratings, which are in place to measure Prudential's ability to pay its contractual obligations. On December 20, 2002, Moody's downgraded the financial strength rating of Prudential Assurance's long-term fund from Aaa (on review for possible downgrade) to Aa1 (stable outlook). On January 29, 2003, Standard and Poor's downgraded the financial strength rating of Prudential Assurance's long-term fund from AAA (negative outlook) to AA+ (stable outlook). Prudential believes the downgrades that it, and the rest of the UK insurance industry, experienced have not to date had a discernible impact on its performance.

Adverse experience in the operational risks inherent in Prudential's business could have a negative impact on its results of operations.

        Operational risks are present in all of Prudential's businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events. Prudential's business is dependent on processing a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. Further, because of the long-term nature of much of Prudential's business, accurate records have to be maintained for significant periods. Prudential's systems and processes are designed to ensure that the operational risks associated with its activities are appropriately controlled, but any weakness in the systems could have a negative impact on its results of operations during the effective period. Other than each of the items discussed in the risk factor concerning several issues affecting the UK financial services industry, Prudential has not experienced or identified any operational risks in its systems or processes which have caused, or are expected to cause, a significant negative impact on its results or operations. See Item 11, "Quantitative and Qualitative Disclosures about Market Risk—Operational, Compliance and Fiscal Risk" and Item 4, "Business of Prudential—UK Business—Compliance".

Changes in mortality experienced by Prudential's UK pension annuity policyholders could significantly affect Prudential's results of operations.

        Prudential is a major participant in the UK pensions annuity market. In exchange for a premium equal to the capital value of their accumulated pension fund, each pension annuity policyholder receives a guaranteed payment, usually monthly, for as long as they are alive. For a smaller monthly payment, certain annuity contracts extend the right to the payment to surviving spouses. As part of its pension annuity pricing and reserving policy Prudential assumes that current rates of mortality continuously improve over time. Prudential currently assumes a 1.84% annual mortality improvement in its pricing, and reserves on the basis of an average 2.90% annual improvement. If mortality rate improvements significantly exceed the improvement assumed, Prudential's results of operations could be adversely affected.

Item 4.    Information on the Company

BUSINESS OF PRUDENTIAL

Overview

        Prudential is a leading international financial services group, providing retail financial services and fund management in its chosen markets: the United Kingdom, the United States, Asia and continental Europe. At December 31, 2002, Prudential was one of the 30 largest public companies in the United Kingdom in terms of market capitalization on the London Stock Exchange. Prudential is not affiliated with Prudential Financial, Inc. or its subsidiary, The Prudential Insurance Company of America.

        Prudential has been writing life insurance in the United Kingdom for over 150 years and has had the largest long-term fund in the United Kingdom for over a century. Prudential began writing property and casualty insurance in 1915, and expanded its business into British Commonwealth countries, including Singapore and Malaysia, in the 1920s and 1930s. In 1986, Prudential acquired Jackson National Life Insurance Company, a US insurance company writing life and fixed annuity business. A group strategy review in the early 1990s identified significant opportunities for Prudential in the Asian life sector and Prudential Corporation Asia (referred to as PCA) was established in 1994 to develop a material and profitable Asian business. In 1998, Prudential launched Egg, now a leading e-commerce retail financial services provider, and in 1999, Prudential acquired M&G, a leading UK fund manager. In June 2000, Prudential completed its listing on the New York Stock Exchange and completed an initial public offering of Egg plc on the London Stock Exchange. In November 2001, Prudential agreed to transfer its personal lines property and casualty insurance business to Winterthur Insurance and the Churchill Group, its UK subsidiary, for consideration of £353 million. The sale was completed on January 4, 2002.

        In the United Kingdom, Prudential offers a range of retail financial products and services, including long-term insurance and asset accumulation products (life insurance, pensions and pension annuities), retail investment and unit trust products, fund management services and banking products. Prudential primarily distributes these products through independent financial advisers, referred to as IFAs, bank branches, and direct marketing, by telephone, mail and the internet.

        At December 31, 2002, in the United Kingdom, Prudential was:

  •
  the second-largest life insurance group in terms of market capitalization,

  •
  the proprietor of the largest long-term fund of investment assets supporting long-term insurance products,

  •
  one of the top three largest retail fund managers in terms of funds under management,

  •
  through Egg, the world's largest pure on-line bank, and

  •
  rated AAA (negative outlook) by Standard & Poor's and Aa1 (stable outlook) by Moody's in terms of financial strength rating for the long-term fund of Prudential Assurance Company ("Prudential Assurance"). At the time of publication Standard and Poor's had revised their rating of Prudential Assurance's long-term fund from AAA (negative outlook) to AA+ (stable outlook).

        In the United States, Prudential offers a range of products through Jackson National Life Insurance Company, including fixed, equity-indexed and variable annuities, life insurance, guaranteed investment contracts and funding agreements. Prudential distributes these products through independent insurance agents, securities broker-dealers and banks, credit unions and other financial institutions. At December 31, 2002, in the United States, Jackson National Life was:

  •
  the tenth-largest life insurance company in terms of General Account assets,

  •
  the sixth-largest provider of individual fixed annuities in terms of sales,

  •
  the sixth-largest provider of equity-indexed annuities in terms of sales, and

  •
  rated AAA (negative outlook) by Standard & Poor's, AA+ (negative outlook) by Fitch Ratings, A+ (stable outlook) by A.M. Best Co. and A1 (stable outlook) by Moody's in terms of financial strength rating. At the time of publication, Standard & Poor's had revised its rating to AA (negative outlook) and Fitch to AA (stable outlook).

        PCA is the leading European-based life insurer in Asia, with 23 operations in 12 Asian countries. PCA offers life insurance with accident and health options, selected personal lines property and casualty insurance and mutual funds, a product range tailored to suit the individual country markets in which PCA operates. Its insurance products are distributed mainly through an agency sales-force and complementary bancassurance agreements while the majority of mutual funds are sold through banks and brokers.

        At December 31, 2002 PCA had:

  •
  top five new business market positions in eight life markets (Singapore, Malaysia, Hong Kong, India, Vietnam, the Philippines, Guangzhou (China) and Indonesia), two mutual fund markets (Taiwan and India) and Hong Kong's Mandatory Provident Fund market,

  •
  over 89,000 agents and 18 bank distribution agreements covering ten countries, and

  •
  over four million customers.

        Prudential's operating profit under UK GAAP on the modified statutory basis before amortization of goodwill and tax for the periods indicated is set forth in the table below.

	Year Ended December 31,
	2002	2001	2000
	(In £ Millions)
UK Insurance Operations	368	435	468
M&G	71	75	125
Egg	(20)	(88)	(155)

Total UK operations	419	422	438

US operations	153	298	466
Asian operations	62	25	36
European operations	1	(24)	(10)
Group activities	(189)	(130)	(123)
UK restructuring costs	(14)	(41)	—

Continuing operations	432	550	807

Discontinued operations
UK personal lines property and casualty insurance operations	—	79	33
UK restructuring costs	—	(7)	—

Total discontinued operations	—	72	33

Total operating profit before amortization of goodwill and tax(1)	432	622	840

(1)
For the purpose of this annual report, operating profit is determined on a long-term investment return basis, before: amortization of goodwill and tax; the profit on business disposals; the American General merger break fee in 2001; and the flotation of Egg in 2000.

Strategy

Shareholder Focus

        Prudential's strong mix of business around the world positions it well to benefit from the growth in customer demand for asset accumulation and income in retirement. Prudential believes that its international reach and diversity of earnings will continue to give it a significant advantage.

        Prudential's commitment to its shareholders is to maximize the value over time of their investment. Prudential does this by investing for the long-term to develop and bring out the best in its people, and its business to produce superior products and services, and hence superior financial returns. Prudential's aim is to deliver top quartile performance among its international peer group in terms of total shareholder returns.

        Prudential's aim is to develop lasting relationships with its customers and policyholders, through products and services that offer value for money and security. Prudential seeks to continually enhance its reputation, built over 150 years, for integrity and for acting responsibly within society.

Building the Platform

        In recent years, the global retail financial services industry has undergone significant change. Changes in underlying demographics, government attitudes, regulatory requirements, technology and customer demands are all driving fundamental change in the industry. Prudential is committed to delivering superior returns to its shareholders and has therefore reconfigured its business to compete more effectively in this changing environment.

        Over the past five years, Prudential has transformed itself from a business with a narrow product range and limited distribution channels focus into a multi-channel, multi-brand business with a broad product range and a clear retail financial services focus. At the same time, Prudential has withdrawn from those operations or markets that did not meet its target returns or that did not offer the opportunities to achieve critical mass in the desired timeframe.

        Prudential has significantly restructured its operations in both the United Kingdom and the United States to improve its customer focus and management accountability, and to broaden its product range and distribution reach.

        In the United Kingdom, Prudential has restructured its long-term savings business into a single integrated business combining Prudential's UK businesses with that of Scottish Amicable, which was acquired in 1997, to form Prudential UK Insurance Operations. The new simplified organizational structure was effective from January 1, 2002. This has resulted in improved operational effectiveness through removal of duplication, greater customer focus and reduced operating costs. Meanwhile, Egg has added banking products to Prudential's product range and has an on-line market leading position in providing banking and insurance products through its website. Meanwhile the acquisition of M&G in 1999 has enhanced Prudential's retail, institutional and internal fund management capability.

        In the United States, Prudential has significantly diversified its product range and distribution strategy. Prudential has launched and developed its own equity-based, index-linked and stable value product ranges complementing its fixed annuity products, successfully entered the broker-dealer market and significantly grown its presence in the bank channel.

        In Asia, building on a solid base of established operations in Singapore, Hong Kong and Malaysia, Prudential has followed since 1994 a clear, value creating strategy of entering new markets, building and diversifying distribution and launching innovative products through targeting profitable market segments.

        The cost of development initiatives has adversely impacted, and will continue to adversely impact, short-term earnings, but Prudential believes that each of these investments is building long-term shareholder value.

        This value is clearly demonstrated by the scale and mix of Prudential's new business sales. In 2002, new business inflows exceeded £27.6 billion with approximately half coming from mutual fund sales, and over 73% coming from outside the United Kingdom.

        This transformation has created a strong platform to pursue strategic initiatives for future growth and shareholder value creation.

Growing the Business

        Prudential is conscious that the retail financial services industry continues to evolve, and it expects to continue to adapt its business to maintain a strong advantage over its competitors while delivering returns to shareholders. Prudential's goal is to pursue its key strategic themes of maintaining focus on its customers, investing in technology to improve further customer access and service, driving down costs and driving growth in new and expanding markets. In furtherance of these themes, Prudential has already restructured and broadened its UK distribution channels to become more customer focused, expanded Egg's on-line presence in the United Kingdom while launching Egg's operations in France, and in Asia entered new life insurance markets in Japan and South Korea and new mutual fund markets throughout Asia.

        The initial public offering of a minority stake in Egg in June 2000 was an important step towards ensuring that Prudential realizes the full potential of this business. This flotation was designed to provide Egg with the ability to grow and expand with its own acquisition currency and to enhance its ability to recruit, retain and incentivize staff.

Driving Growth in New and Expanding Markets

        Within its existing major markets of the United Kingdom, the United States and Asia, Prudential believes fundamental shifts in demographics and in the manner of pension provision will create significant opportunities for future profitable growth.

        At the same time as pursuing growth in its existing markets, Prudential continues to seek new markets in which it believes it can create value for its shareholders. Prudential has adopted a multi-branded strategy in Europe, choosing either the M&G, Prudential or Egg brand depending on the specific characteristics of the market and products in question.

        In February 2002, M&G announced the launch of M&G International, focused initially on the distribution of M&G branded mutual funds to retail investors in Germany, Austria, Luxembourg and Italy through large IFAs and other institutions.

        In January 2002, Egg announced its acquisition of 100% of Zebank, a French direct financial services company, and in October 2002 launched a credit card, "la Carte Egg", its first retail financial services product in France.

        In early 2002, Prudential reviewed the strategy for its Prudential and Scottish Amicable branded long-term business within continental Europe. The review concluded that an organic growth strategy based on investment in the German and French markets would be too slow and expensive to create value in these markets and would require significant acquisitions to create scale. Further, the analysis indicated that the returns achievable from any available acquisition would be too low to justify the investment of capital. As a consequence, in November 2002, Prudential agreed to sell its German long-term business to Canada Life for €129m (£82 million). This sale was completed in January 2003.

        Prudential believes that Asia offers significant long-term growth opportunities and its strategy is designed to create material and sustainable value in Asia by focusing on three dimensions: entering countries with opportunities to leverage its strengths, building and diversifying distribution and providing innovative customer-focused products. At present Prudential is not looking to expand the number of countries in Asia in which it operates. Prudential will however continue to diversify both channels and products within existing territories and increase its coverage within countries where it is already operating.

        In March 2003, Prudential and its Chinese joint venture partner CITIC were granted a life insurance license for Beijing in addition to the existing life insurance license for Guangzhou where operations commenced in the last quarter of 2000.

        Prudential continues to consider opportunities to acquire businesses to further the strategy of growing its business, particularly in new and expanding markets. Prudential may finance these acquisitions with bank borrowings, debt or equity issuances or a combination of such financings.

Focusing on Customers

        Prudential's goal is to deliver products that its customers want to buy, through the distribution channels they wish to use. Prudential is continually exploring opportunities to expand its distribution reach and broaden its product offering.

        In the United Kingdom, Prudential has complementary businesses and market-leading positions in key product areas, enabling it to deliver sustained growth in the low margin environment in which it now operates. The businesses comprising Prudential's UK Insurance Operations have undergone enormous strategic transformations in recent years, bringing together several operating units under the powerful Prudential brand and improving service to over seven million customers. In 2002, Prudential's UK Insurance Operations announced the development of an outsourced customer service operation in Mumbai, India, which is expected to lead to a further improvement in customer services.

        M&G's market position, investment capabilities and brand strength make it one of the leading fund managers in the United Kingdom. At December 31, 2002 M&G had £112 billion of funds under management, of which £9 billion were retail funds.

        During 2002, Egg acquired 610,000 net new customers, giving it a total of almost 2.6 million customers by the end of the year. Of the 2.6 million customers, 1.9 million relate to its "Egg Card" credit card business.

        In the United States, Prudential, through Jackson National Life, is one of the few providers to have a significant market position across the range of fixed, variable and equity-indexed annuity products. It also offers life and stable value products. Jackson National Life has expanded its distribution channels to include independent agents, broker-dealers, banks and other financial institutions. Prudential will continue to seek opportunities to expand its product range and distribution capability in the United States.

        In Asia, Prudential has a reputation for developing customer-focused and innovative savings and insurance products. It leverages UK and US product expertise and works with Asian regulators to bring new products to market, achieving particular success with unit-linked products. While Prudential believes it can best manage customer service quality in Asia through ownership of distribution channels, it also gives customers the choice to access its products through complementary bancassurance arrangements.

Summary

        Prudential's strategic initiatives over the past few years have significantly changed the shape and focus of the group and have built a platform for further growth and value generation. Prudential believes that by continuing to implement its strategy of product innovation for the benefit of its customers, improve efficiency and develop new distribution channels, it will maximize value for its shareholders over the long term.

Significant Subsidiaries

        The table below sets forth Prudential's significant subsidiaries.

Name of Company	Percentage Owned(1)	Country of Incorporation
The Prudential Assurance Company Limited	100%	England and Wales
Prudential Annuities Limited(2)	100%	England and Wales
Prudential Retirement Income Limited(2)	100%	Scotland
M&G Investment Management Limited(2)	100%	England and Wales
Egg Banking plc(2)(3)	79%	England and Wales
Jackson National Life Insurance Company(2)	100%	United States
Prudential Assurance Company Singapore (Pte) Limited(2)	100%	Singapore

(1)
Percentage of equity owned by Prudential directly or indirectly. The percentage of voting power held is the same as the percentage owned. Each subsidiary has one class of ordinary shares and operates mainly in its country of incorporation.

(2)
Owned by a subsidiary of Prudential.

(3)
Egg Banking plc is a subsidiary of Egg plc, a listed subsidiary of Prudential. The ordinary shares of Egg plc, of which there is only one class, are 79% owned by Prudential and 21% owned by shareholders external to the Prudential group.

UK Business

Introduction

        Prudential's UK business is structured into business units, each focusing on its respective target customer markets. Prudential's UK business units are UK Insurance Operations, M&G and Egg.

        The following discussion describes:

  •
  the UK retail financial services market,

  •
  Prudential's UK business units and products,

  •
  Prudential's reinsurance arrangements and reserving practices,

  •
  shareholders' participation in Prudential's long-term insurance business, and

  •
  compliance matters, including pension mis-selling.

        In 2002, Prudential's UK business generated operating profit from continuing operations before amortization of goodwill and tax of £419 million and total UK new business insurance premiums of £6,051 million. As of December 31, 2002, M&G had £112 billion funds under management. Meanwhile, as at December 31, 2002, Egg had deposits of £8,016 million, a mortgage book of £2,360 million and a credit card book of £2,338 million.

UK Retail Financial Services Market Overview

        The United Kingdom is one of the world's largest life insurance markets in terms of premiums and is one of the largest retail banking markets. In recent years, the UK insurance and banking markets have changed significantly and are continuing to evolve as a result of changes in regulation and government policy, demographics, technological development and consumer awareness and attitudes. Retail financial services providers are adapting to these changes to meet consumer needs by broadening the range of products that they offer and the means by which those products are distributed to and accessed by customers.

        The historical divisions between insurance, banking and other financial products are being eroded. It is increasingly common for providers to offer a range of pension products, life products and services, property and casualty insurance, banking products and retail investment products and services. Consumers are increasingly being offered access to these products through direct marketing and e-commerce, as well as through the traditional company salesforce, independent financial advisors, or IFAs, and bank branch distribution channels. However, for more complicated products, detailed "fact finds" are often required and consequently face-to-face advice is still preferred.

        Competition among retail financial service companies is focused on product range, distribution reach, brand, investment performance and the specific benefits offered by products, charges and financial strength.

UK Products and Profitability

        In common with other UK long-term insurance companies, Prudential's products are structured as either with-profits (participating) or non-participating, including unit-linked. Depending on the structure, the level of shareholders' interest in the value of policies, and the related profit or loss, varies.

        With-profits policies are supported by a with-profits fund and can be single premium (for example, the Prudence Bond) or regular premium (for example, certain corporate pension products). Prudential's primary with-profits fund is part of the long-term fund of Prudential Assurance. The return to shareholders on with-profits products is in the form of a statutory transfer from the Prudential Assurance long-term with-profits fund to Prudential Assurance shareholders' funds (analogous to a dividend) which is dependent upon the bonuses credited or declared on policies in that year. Prudential's with-profits policyholders currently receive 90% of that distribution as bonus additions to their policies while shareholders receive 10% as a statutory transfer.

        In 2002, profits distributed from Prudential's primary with-profits fund amounted to £2.7 billion, of which £2.45 billion (90%) was added to policies as bonuses, and £273 million (10%) was available for distribution to shareholders.

        The majority of Prudential branded non-participating business is written in Prudential Assurance's long-term fund or by subsidiaries owned by the fund. Prudential's principal non-participating business is Prudential Annuities Limited, which is wholly owned by Prudential Assurance's long-term fund. The profits from this business accrue to the long-term with-profits fund. In 2001, Prudential started to write certain annuity business through Prudential Retirement Income Limited, from which the profits are distributed solely to shareholders.

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

        During the late 1980s, the UK government began encouraging individuals to invest in equities, with particular emphasis on UK equities. The UK government's privatization program and the introduction of tax-advantaged Personal Equity Plans, referred to as PEPs, in 1988 considerably widened the UK equity investor base. The current UK government replaced PEPs in April 1999 with Individual Savings Accounts, referred to as ISAs, a new tax-advantaged product that offers equity, insurance and deposit investment options.

        The UK government introduced "stakeholder pensions" in April 2001 with the intention of creating a pension for individuals identified as earning enough to be able to afford to make a contribution towards a pension but who are not currently doing so. This initiative built on previous changes, such as the introduction of personal pensions in 1988.

        The majority of the life and pensions business traditionally written in the United Kingdom is with-profits business. However, in response to regulatory scrutiny and subsequent changes in the regulatory environment and customer requirements, with-profits products are being supplemented by simpler unit-linked products. For a detailed description of Prudential's with-profits products and policies, see Item 4, "—Shareholders' Interests in Prudential's Long-term Insurance Business—With-profits Products".

Distribution

        Retail financial services and products are distributed face-to-face, through branches, tied agents, company salesforces and IFAs, or directly by mail, telephone and over the internet. Tied agents are exclusive agents who represent only one insurer and must offer customers the products most suitable to their needs, but only from the range of products offered by that insurer. In recent years the high costs of company salesforces and tied agency networks, combined with customers perceiving a lack of choice, have meant that salesforces and tied agents lost significant market share to IFAs, with the result that many insurers, including Prudential, have chosen to close these tied agents and direct salesforce networks.

        Increasingly, consumers require wider access to financial products than agents can provide. IFAs, banks, direct marketing and, to a lesser extent, e-commerce distribution are gaining market share at the expense of traditional company salesforces. Direct and e-commerce distribution methods are generally lower-cost than other methods but have not been conducive to providing financial advice to the consumer to date. Accordingly, products distributed directly are generally more straightforward and have lower, often fee-based, charges.

        IFAs are required by the UK polarization laws to provide the best advice to customers, considering all of the products available in the market and the customer's particular circumstances, and are legally responsible for their own advice. In contrast, company salesforces may only sell the products of the company of which they are employed, but must nevertheless provide the best advice in light of the customer's particular circumstances. A company has legal responsibility for the advice its salesforce provides and the conduct of its tied agents.

        The FSA announced the relaxation of the polarization rules in March 2001 with respect to stakeholder pension schemes and direct offer financial promotions for packaged products (which include life policies other than pure protection policies, pensions, regulated collective investment schemes and investment trust savings schemes). As a result of these changes, tied sales forces and appointed representatives of product provider firms are now free to market stakeholder pensions manufactured by any other company.

        Further relaxation of the polarization rules is expected following the publication in January 2003 of FSA Consultation Paper 166, "Reforming Polarisation: Removing the Barriers to Choice", in which the FSA makes a number of proposals for the reform of polarization which, if adopted, would fundamentally alter the relationship between product manufacturers and distributors. See Item 4, "—Supervision and Regulation of Prudential—UK Supervision and Regulation—FSA Conduct of Business Rules".

UK Business Units

UK Insurance Operations

        In 2002, operating profit before taxation and restructuring from Prudential's long-term UK Insurance Operations was £368 million. This represented 88% of the total £419 million operating profit before taxation and restructuring recorded by Prudential in the United Kingdom from long-term and other operations.

Products

        Prudential offers a wide range of products, which traditionally have been marketed under the "Prudential" and "Scottish Amicable" brands. From January 2003, however, products have only been sold under the Prudential brand. See "—UK Restructurings". The products distributed include long-term products consisting of:

  •
  life insurance savings-type products and pure protection products,

  •
  individual and corporate pensions, and

  •
  pension annuities.

        Until December 2001, Prudential also offered personal lines property and casualty insurance through its UK Insurance Operations. However it transferred this business in January 2002 to Winterthur Insurance and the Churchill Group, Winterthur's UK subsidiary. This business is still branded as "Prudential". See "—Transfer of Business to Winterthur".

  Long-term Products

        Prudential's long-term products in the United Kingdom consist of life insurance, pension products and pensions annuities. The following table shows Prudential's UK Insurance Operations new business insurance and investment premiums by product line for the periods indicated. New business premiums include deposits for policies with limited or no life contingencies.

	Year Ended December 31,
	2002	2001	2000
	(In £ Millions)
Life insurance
With-profits	1,875	2,222	2,047
Unit-linked	396	339	212

Total life insurance	2,271	2,561	2,259
Pensions
With-profits individual	57	153	181
Unit-linked individual	88	186	163
Department of Work and Pensions rebates	305	249	234
Corporate	865	701	953

Total pensions	1,315	1,289	1,531
Pension annuities
Fixed	2,055	1,265	1,022
Retail Price Index	293	439	75
With-profits	117	131	157

Total pension annuities	2,465	1,835	1,254

	6,051	5,685	5,044

Investment products	101	91	159

Total new business premiums	6,152	5,776	5,203

        Of total new business premiums of £6,152 million in 2002, £4,078 million were sold through IFAs, an increase of 3% from the £3,948 million of sales through this channel in 2001.

  Life Insurance Products

        Prudential's UK life insurance products are predominantly medium to long-term savings products with life cover attached, and also include pure protection (term) products. The main savings products Prudential offers are investment bonds.

  Savings Products—Investment Bonds

        Prudential's investment bonds are single premium products that may be with-profits or unit-linked products, although the with-profits bonds represent the majority of its new business premiums. See "—Shareholders' Interests in Prudential's Long-term Insurance Business—With-profits Products" for more information on Prudential's with-profits products.

        The Prudence Bond, a single premium, unitized with-profits policy with no fixed term, is one of the United Kingdom's leading investment bond products. In 2002, total new business premiums attributable to the Prudence Bond and to the Prudential Investment Bond, a similar product, were in excess of £1.8 billion.

        These products aim to provide capital growth over the medium to long-term, and access to different investment areas without the costs and risks associated with direct investment into these areas. Capital growth for the policyholder on with-profits bonds is achieved by the addition of reversionary or regular bonuses, which are credited to the bond on a daily basis from investment returns achieved within Prudential Assurance's long-term with-profits fund. A final bonus may also be added when the bond is surrendered. The capital return on unit-linked bonds reflects the movement in the value of the assets underlying those funds. When funds invested in Prudential Assurance's long-term with-profits fund are either fully or partially withdrawn, Prudential may apply a market value adjustment to the amount paid out.

  Structured ISAs

        In October 2002, Prudential entered the structured ISA market, launching the first offer of the Prudential Growth and Income Plan which offers a range of structured income and investment choices. Further series of offers are planned for 2003, the first of which was launched in January 2003. See "—M&G—Individual Savings Accounts" for more information about ISAs.

  Pension Products

        Prudential provides both individual and corporate pension products. In 2002, new business premiums totaled £145 million for individual pensions and £865 million for corporate pensions. Pension products are tax-advantaged long-term savings products that comply with rules established by the UK Inland Revenue and are designed to supplement state-provided pensions. These rules require that, upon retirement, maturity benefits are used to purchase pension annuities by policyholder election at, or by the age of, 75, although they do permit a portion to be taken as a tax-free lump sum. Prior to retirement, these products typically have minimal mortality risk to Prudential and are primarily considered investment products. An exception is where a guaranteed annuity option has been offered on the product, with an element of risk to Prudential both in underlying mortality and investment assumptions.

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

  Individual Pensions

        Prudential's individual pension range offers unit-linked and unitized with-profits products.

        In 2001, Prudential introduced products that meet the criteria of the UK government's stakeholder pension program. The stakeholder pension is intended for individuals earning enough to be able to afford to make contributions to a pension but who are not currently doing so. The introduction of stakeholder pensions has had implications for, among other things, how Prudential designs, administers, charges for and distributes pension products. The most significant requirements involve capped charges and a minimum acceptable contribution. The government has capped charges at 1% of the policyholder account balance per annum for stakeholder pensions, which is significantly below the charges on personal pension products previously offered by the UK pensions industry.

  Department of Work and Pensions Rebates

        Prudential also provides individual personal pension products through the "DWP Rebate" arrangement. Under this arrangement, individuals may elect to contract out of the UK's State Earnings Related Pension Scheme (referred to as SERPS), administered by the UK Department of Work and Pensions. If an individual elects to contract out, then he or she will designate a pensions provider, such as Prudential. Premiums on products sold in this manner are paid through "rebates" from the Department of Work and Pensions, which represent the amount that would be otherwise paid into SERPS. Rebate amounts are invested to provide benefits to the individual. Premiums from Department of Work and Pensions rebates are typically reported in the first quarter of each year. In 2002, Prudential recorded total premiums of £305 million from Department of Work and Pensions rebates.

  Corporate Pensions

        There are two categories of corporate pension products: defined benefit and defined contribution. Prudential has an established defined benefit plan client base that ranges from small unlisted companies to some of the largest companies in the United Kingdom. In addition, Prudential offers defined contribution products through additional voluntary contribution plans (UK regulations require that all companies that offer an occupational pension plan must also offer a group additional voluntary contribution plan to their employees). Additional voluntary contribution plans enable employees to make additional pension contributions, either regularly or as a lump sum, to supplement their occupational pension plans.

        Defined benefit plans and products continue to dominate the corporate pensions market in terms of funds under management. In recent years, however, most new plans established have been defined contribution products. In addition, there is an increasing trend among companies to convert existing schemes from defined benefit to defined contribution in order to reduce potential pension liabilities.

        The products Prudential offers to the corporate pensions market are group unit-linked policies and with-profits policies. Prudential's defined contribution products are additional voluntary contribution plans, money purchase plans, grouped personal pension plans, group stakeholder pension plans and executive pension plans.

  Pension Annuities

        Prudential offers immediate annuities that are either fixed or retail price-indexed (referred to as RPI), where annuity payments are guaranteed from the outset, or with-profits annuities, where annuity payments are variable. Prudential also offers bulk annuities, whereby it manages the assets and accepts the assets and liabilities, of a company pension scheme, usually when they are in the process of winding up. Due to the nature of the product, the volume of Prudential's bulk annuity sales is unpredictable as it depends on the decision of scheme trustees. In 2002, Prudential sold £710 million of bulk annuities, including £389 million in respect of the C&A pension scheme in the final quarter of the year. Internal vestings of individual pensions (annuity sales arising from maturing in force Prudential pension policies) represented almost half of Prudential-branded annuity sales in 2002.

        Prudential's immediate annuity products provide guaranteed income for a specified time, usually the life of the policyholder, in exchange for a lump-sum capital payment. No surrender value is available under any of these products. The primary risk to Prudential from fixed annuity products, therefore, is mortality and credit risk. In 2002, Prudential built upon the successful launch in 2001 of the innovative Flexible Lifetime Annuity, by launching the Flexible Income Drawdown Plan.

  Fixed Annuities

        Prudential's fixed annuities include fixed-increase and RPI annuities. Prudential's fixed-increase annuity incorporates automatic increases by fixed amounts over the lifetime of the policyholder. The RPI annuities Prudential offers provide for a regular payment to which an additional amount based on the increase in the UK Retail Prices Index is added periodically. In 2002, sales of RPI annuities were £293 million (including £234 million of bulk annuities). In 2002, sales of fixed-increase annuities amounted to £2,055 million (including £476 million of bulk annuities).

  With-profits Annuities

        Prudential is one of only a few companies in the United Kingdom writing with-profits annuities. In 2002, Prudential wrote £87 million of this business (excluding £30 million of the Flexible Lifetime Annuity). Prudential's with-profits annuities combine the income features of annuity products with the smoothing features of with-profits products and enable policyholders to obtain equity-type returns. Policyholders select an "anticipated bonus" from the specific range Prudential offers for the particular product. The value of the annuity payment each year depends upon the anticipated bonus rate selected by the policyholder when the product is purchased and the bonuses Prudential declares each year during the term of the product. If bonus rates fall below the anticipated rate, then the annuity income falls.

Transfer of Business to Winterthur

        In November 2001, Prudential agreed to transfer its personal lines property and casualty insurance operations to Winterthur and the Churchill Group, its UK subsidiary. On December 31, 2001, the insurance liabilities were almost wholly reassured to Winterthur Insurance. The related cash transfer for this reinsurance was offset in January 2002 against the sales proceeds of this business. The sale was completed on January 4, 2002 for a consideration of £353 million. After allowing for the costs of the sale and other related items, the profit on sale recorded in the 2002 results was £355 million before tax. Profits from this business have been classified as discontinued operations throughout this report.

        As part of the arrangements for the handover of the operations, new personal lines property and casualty insurance business for the 3 months to April 1, 2002, was written by Prudential with full reinsurance to Winterthur. After April 1, 2002, all new Prudential branded personal lines property and casualty insurance business has been wholly reinsured to the Churchill Group.

        On June 11, 2003 Royal Bank of Scotland plc announced it had reached an agreement to purchase the Churchill Group for £1.1 billion.

Other Closed Businesses

        Prior to 1993, Prudential wrote a wide range of commercial lines property and casualty insurance business, which it sold through brokers and its company salesforce. Prudential also had a London Market operation and specialist marine and aviation insurance operations. Prudential had withdrawn from all of these areas by the end of 1993 and, consequently, these businesses are now in run-off. The total claims provisions established for these closed businesses amounted to £143 million, comprising net claims provisions of £105 million and a closure provision of £38 million, at December 31, 2002. Prudential believes these provisions are prudent and does not currently anticipate that it will need to make any further provisions in respect of these closed businesses.

UK Restructurings

        In 2002, Prudential incurred a total restructuring charge for its UK Insurance Operations of £38 million, of which £10 million related to the establishment of an offshore customer contact center in

Mumbai, India and £28 million related to additional costs for the simplification of its organizational structure (each as described in greater detail below).

        In September 2002, Prudential announced plans to establish an offshore service center in India to improve customer contact service levels for its UK Insurance Operations customers and to achieve further cost savings to those announced in November 2001. The new processing center will be established in Mumbai and is expected to be operational in 2003. The initiative is expected to incur a restructuring charge of approximately £20 million, with £10 million charged in 2002. However, the charge will generate expected future gross cost savings from 2006 of approximately £16 million per annum, of which approximately £4 million per annum is expected to be attributable to shareholders. As part of these restructurings Prudential planned to make 850 customer services jobs in the United Kingdom redundant. Termination did not commence until 2003.

        In February 2001, Prudential announced the restructuring of the direct salesforce and customer service channels of its UK Insurance Operations. In November 2001, Prudential announced further details of changes to the future structure of those operations, in particular the intention to pursue a single brand strategy for life and pensions business, including the integration of its Scottish Amicable operations under the Prudential brand. The changes also included a simplification of the organizational structure and plans for a significant reduction in operating costs. The total cost in 2001 of this restructuring was £200 million with an additional £28 million charged in 2002. However the charge is anticipated to be offset by expected annual gross cost savings of £200 million (increased in July 2002 from the original target of £175 million) by the end of 2004. As part of these restructurings Prudential plans to make 4,100 jobs redundant, of which approximately 3,200 had been completed by December 31, 2002.

Distribution

        Prudential's UK Insurance Operations have a multi-channel distribution capability relying on direct to consumer, business to business, intermediaries and affinities channels.

  Direct to Consumer

        The direct to consumer distribution channel is primarily charged with increasing revenue from existing Prudential customers and by seeking new customers. The channel builds on the success of the Service Related Sales Units and the Annuities Advice Center, through which customers are served and advised using the internet and telephone.

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

  Intermediaries

        The intermediary channel focuses on the distribution of products to individual customers via retail IFAs. This channel was restructured during 2001 to be closely aligned to the needs of Prudential UK Insurance Operations' key intermediary customers, focusing on the formation of closer relationships with the intermediaries that provide greatest value. A new infrastructure has been created to customize the levels of support required by each key customer group in line with the value that each group generates.

This realignment resulted in an increase in the number of telephone-based account managers and a fall in the number of field-based account managers.

  Affinities

        The newly formed affinities channel focuses on developing relationships with banks, other distributors and retail brands. In October 2002, Prudential's UK Insurance Operations announced an agreement with Abbey National for an initial four-year period to distribute the Prudence Bond through Abbey National's 700 specialist investment advisors based in its 756 branches through the United Kingdom.

M&G

        M&G is Prudential's fund management business in the United Kingdom and continental Europe. In 2002, M&G accounted for £71 million of Prudential's total 2002 UK operating profit before taxation and UK restructuring costs of £419 million. The business comprises retail, institutional and internal fund management activities.

        M&G Group plc was acquired by Prudential in 1999 and merged with its existing UK fund management operation, Prudential Portfolio Managers (referred to as PPM).

        2002 proved another challenging year for the fund management industry, both globally and in the United Kingdom. UK equity markets, in particular, fell during the year by 25% (as measured by the FTSE 100 share index) and closed lower for the third consecutive year. Investment Management Association data show that total UK retail sales of unit linked savings products fell during the year, with gross retails sales 4% lower and a 20% reduction in net retail sales, in each case compared with 2001. However the M&G group countered this market trend, with gross retail sales 12% higher and net retail sales 175% higher than in 2001. This improvement is partially attributable to sales of funds distributed through IFAs, where M&G is a leading UK provider. During 2002, M&G branded products comprised 3.5% of all sales and 7.7% of ISA and PEP sales through this distribution channel (up from 3.2% and 6.1%, respectively, in 2001).

        M&G's sales performance during 2002 enabled it to consolidate its position as one of the top three retail fund managers in the United Kingdom, measured in terms of total funds under management.

        In 2000, M&G sold its segregated equities pension fund management business to concentrate on managing fixed income and pooled pension mandates. In 2002, M&G acquired £1.2 billion of new money into new segregated pensions mandates and a further £477 million into new initiatives in project finance and securitized vehicles. In addition, £240m of net new institutional equity mandates were received via PPM South Africa.

        For the third successive year, the internal funds managed by M&G (which include Prudential Assurance's long-term funds) out-performed their strategic benchmarks. This resulted in M&G earning a significant performance related fee and in the addition of further added value to the long-term funds. See "Item 5—Operating and Financial Review and Propects—Analysis by Geographic Region—UK Operating Results—M&G".

        The following table shows funds managed by M&G at the dates indicated.

	At December 31,
	2002	2001	2000
	(In £ Billions)
Retail fund management	9	10	12
Institutional fund management	11	9	9
Internal fund management	92	101	109

Total	112	120	130

Retail Fund Management

        M&G's retail fund management business comprises management and distribution of retail investment products. In its most important market, the United Kingdom, distribution is primarily via IFAs, though it also sells directly to customers and increasingly through internet-based fund supermarkets. M&G also markets to retail customers in certain European markets (via M&G International) and South Africa (via PPM South Africa).

        During 2001 and 2002, M&G converted most of its UK retail product range from Unit Trusts (referred to as UTs) to Open Ended Investment Companies (referred to as OEICs). Although similar in structure, OEICs offer greater flexibility compared to UTs and can more easily be marketed to European customers, for reasons of regulation and tradition. M&G also manages a range of Investment Trusts (referred to as ITs).

  Open Ended Investment Companies and Unit Trusts

        OEICs and UTs are the UK equivalent of the US mutual fund. They are designed for medium to long-term savings and either lump sum or regular contributions may be made. Investors purchase shares (OEICs) or units (UTs), the cash proceeds from which are invested by M&G, principally in equities and fixed interest securities. The return to investors is determined by the performance of these underlying investments.

  Investment Trusts

        Investment trusts are similar to closed-end mutual funds and are listed on the London Stock Exchange. The trusts invest in specified investments, typically equities and fixed income securities. Investors purchase shares in the trusts, and their return is based on the trading price of the shares.

  Individual Savings Accounts

        ISAs are investment "wrappers" of equity and corporate bond based OEIC, UT and IT products that provide a tax advantage to the investor insofar as income and capital gains arise tax free. Contributions are currently subject to a £7,000 cap per investor, per tax year. M&G offers a range of ISAs investing in the underlying OEIC, UT and IT product ranges described above.

  Outsourced Retail Administration

        Following a review of its retail IT systems platform, M&G entered an agreement with International Financial Data Services (IFDS) in November 2002 to outsource all of M&G's retail administration. The migration is expected to be completed towards the end of 2003.

  M&G International

        In February 2002, M&G announced the launch of M&G International, focused initially on the distribution of M&G branded OEICs to retail investors in Germany, Austria, Italy and Luxembourg. Distribution in these markets will be primarily via large IFAs and other institutions.

  Institutional Fund Management

        Following the disposal of its segregated equities pension fund management business in 2000, M&G's institutional business is focused on fixed income and pooled pension mandates. Clients are typically large institutional investors, primarily pension funds and insurance companies. M&G believes that falls and increased volatility in global equity markets may cause many institutional investors to re-allocate assets away from equities and into alternate asset classes, such as fixed income.

Internal Fund Management

        M&G's internal fund management activities are based in the United Kingdom. Total internal funds under management at December 31, 2002 were £92 billion. Internal funds are invested by M&G in equities, fixed income securities, property and private equity.

        Where M&G chooses to invest internal funds in the United States or Asia, this is done through PPM America in the United States and Prudential Asset Management (based in Asia). M&G monitors global investment and economic conditions, while regional fund management offices provide M&G with local knowledge and experience. See "—US Business—PPM America" and "—Asian Business—Products—Funds Management" for descriptions of PPM America and Prudential Asset Management, respectively.

Egg

        Egg had a total loss on ordinary activities before taxation in 2002 of £17 million, against a loss of £88 million in 2001. In 2002, Egg booked an exceptional profit of £3 million from the sale of 15% of Fundsdirect, a subsidiary of Egg, to Prudential. Upon consolidation, this gain is eliminated and pre-tax losses of £20 million are included in the Prudential group results.

        In the United Kingdom, Egg delivered a profit of £35 million before tax in 2002, compared with a £76 million loss in 2001. Its total UK customer base increased by 610,000 to almost 2.6 million.

        In June 2000, Prudential offered approximately 21% of the shares of Egg plc in an initial public offering. The offering was intended to enable Egg to maximize potential growth in the UK domestic market and, over time, internationally. Egg has continued to develop and enhance its range of products and services, adopting new technologies for the benefit of customers while growing rapidly.

        The following table shows the product balances for both Egg and Prudential branded products at the dates indicated.

	At December 31,
	2002	2001	2000
	(In £ Millions)
Customer deposits	8,016	5,945	7,128
Mortgage loans	2,360	2,429	2,406
Credit card receivables	2,338	1,769	929
Personal loans	973	597	445

        Egg currently offers banking products and intermediated services on the internet (www.egg.com). It was launched in October 1998 with the goal of attracting a new segment of customers and developing a direct distribution channel. Egg has designed its products and services for more affluent customers who manage their own financial affairs, seek consistently good value and simple products and prefer the flexibility offered by remote access.

        At Egg's launch, the initial business plan predicted £5 billion in deposits in the first five years. That goal was achieved within the first seven months of operation, principally through a combination of a successful brand launch and market-leading pricing. By April 1999, Egg began accepting new applications for deposit accounts exclusively through the internet and, since then, its business model has remained internet-led, supported by the telephone.

Products

        Egg's own-branded banking product portfolio includes credit cards, deposit savings accounts, mortgages and personal loans. At December 31, 2002, Egg branded deposits totaled £7,780 million. In addition to its traditional deposit account, which can be serviced both over the internet and by telephone, in 1999 Egg launched an internet-only deposit account that may be applied for and serviced only over the internet and offers better rates of interest than its other deposit accounts. At December 31, 2002, Egg's own-branded mortgage loan book amounted to £1,233 million and its personal loan book was £973 million. Both mortgages and personal loans can be applied for over the internet.

        Egg Card, the UK's first credit card designed for the internet, was launched in September 1999. Since launch, Egg has achieved a 5% market share of outstanding UK credit card balances and, at December 31, 2002, the balance outstanding on credit cards was £2,338 million. Egg also launched an independent, execution-only unit trust supermarket on its website in March 2000 and, as at December 31, 2002, had £124 million of related funds under management. Egg also offers motor, travel, home and contents and life assurance, with each product type underwritten by a different insurer. Egg receives commission for selling these policies. There were 85,000 customers insured under such policies at December 31, 2002.

        Egg also manufactures and sells Prudential branded products. These Prudential product balances, included in the above table, were £1,127 million of mortgage loans and total deposits of £236 million at December 31, 2002.

        Prudential believes that Egg has gained a significant advantage in the provision of internet-based financial services by being among the first to the market with the services and products it offers. Egg has developed into an on-line marketplace, enabling clients to obtain products and services ranging from core banking products and related financial services to intermediated financial and non-financial products and services, and continues to investigate opportunities in several markets and product sectors in the United Kingdom and internationally. See "—Acquisitions" below.

Acquisitions

        In January 2002, Egg announced that, subject to regulatory approval, it would acquire 100% of Zebank, a French direct financial services company, for £22.8 million in cash (€36 million). The fair value of Zebank's net assets on May 22, 2002, the date the transaction was completed, was £20.3 million (€32 million).

        On November 1, 2002, Egg launched its first retail financial services product in France, an international VISA card, "la Carte Egg". By December 31, 2002 69,000 potential customers had applied for the card and by March 31, 2003, Egg had 27,000 cards in issue. In addition, Egg has built a presence in the French market, with 55% brand awareness in those two months. It plans to launch other new products during 2003. The start-up costs in preparing for launch and the building of the brand led to a loss of £46.7 million in the period from acquisition to December 31, 2002.

        In January 2002, Egg announced it had acquired Fundsdirect for £2.9 million. The merger of Egg Invest with Fundsdirect represents the consolidation of two of the United Kingdom's leading fund supermarkets, combining Egg's leading edge, scale, digital services capability and consumer offering with Fundsdirect's proven ability to serve the business to business marketplace. The fair value of the net assets acquired on the date of acquisition was £0.9 million.

Reinsurance

Long-term Insurance

        In view of the size and spread of Prudential Assurance's long-term insurance fund, there is little need for reinsurance to protect this business. Some limited reinsurance is maintained and treaties relating to critical illness and permanent health insurance and term insurance are in place.

Reserves

        In the United Kingdom, a long-term insurance company's reserve requirements are determined by its appointed actuary, subject to minimum reserve requirements. These minimum reserve requirements are established by the rules of the Interim Prudential Sourcebook for Insurers and have been interpreted by mandatory professional guidance notes.

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

        Prudential's reserving for with-profits products as required by UK regulation, takes into account annual bonuses/annual interest credited to policyholders because these are "attached" to the policies and are guaranteed. The reserve also includes an element in respect of final bonuses including a reserve for claims expected in the period for which final bonuses have been declared. Solvency requirements also include the establishment of a resilience reserve which makes prudent allowance for potential future adverse movements in investment values. See "—Financial Strength of Prudential Assurance's Long-term Fund" for further information on solvency.

        Prudential reserves for unit-linked products on the basis of the value of the unit fund and additional reserves are held for expenses and mortality where this is required by the contract design.

Financial Strength of Prudential Assurance's Long-term Fund

        A common measure of financial strength in the United Kingdom for long-term insurance business is the free asset ratio. The free asset ratio represents the ratio of assets less liabilities to liabilities, and is expressed as a percentage of liabilities. On a comparable basis to 2001, the free asset (or Form 9) ratio of the Prudential Assurance long-term fund was approximately 8.8% at December 31, 2002, compared with 12.2% at December 31, 2001. The reduction during the year principally reflects the significant fall in global equity markets, together with lower bond yields and price earnings ratios. At the end of 2002, a reorganization of Prudential's long-term funds saw the transfer of the Scottish Amicable Life plc (referred to as SAL) long-term fund into the Prudential Assurance long-term fund. The impact of this transfer reduced the Prudential Assurance free asset ratio to 8.4%.

        This valuation has been prepared on a conservative basis in accordance with the FSA valuation rules, and without the use of implicit items such as future profits, subordinated debt and contingent loans. No allowance has been taken for the present value of future profits, which are profits to be earned in the future from business already on the books. The Prudential Assurance long-term fund has not entered into any financial reinsurance contracts, with the exception of certain treaties with a value of approximately £74 million which were transferred from SAL under the previously mentioned reorganization. On the "realistic" basis for solvency the fund is very strong. See "—Realistic Financial Strength Reporting" below.

        Solvency requirements in the United Kingdom include the establishment of a resilience reserve which makes prudent allowance for potential future movements in investment values. As at December 31, 2002, Prudential's overall liability was determined based on the following resilience scenario required by regulation:

  •
  a fall in equity values of 14%,

  •
  a fall in property values of 15%, and

  •
  a rise in bond interest rates of 2% equivalent to a fall in bond values of 13%.

        The long-term funds remain well capitalized and the Prudential Assurance long-term fund is rated AA+ (stable outlook) by Standard & Poor's and Aa1 (stable outlook) by Moody's.

        The table below shows the change in the investment mix of the Prudential Assurance long-term fund:

	At December 31,
	2002%	2001%	2000%
UK equities	32	39	46
International equities	13	14	15
Fixed income securities	33	28	20
Cash and other asset classes	4	4	5
Property	18	15	14

Total	100	100	100

        For the Prudential Assurance long-term with-profits fund at December 31, 2002, 88% of the fixed income securities investments were investment grade with 30% rated AA or above. For Prudential Annuities Limited, 97% of the fixed income securities investments were investment grade with 40% rated AA or above. For Prudential Retirement Income Limited, 100% of total assets were investment grade with 59% rated AA or above.

        With-profits contracts are long-term contracts with relatively low guaranteed amounts, the nature of which permits Prudential to invest primarily in equities and real estate. However, over the period from 1999 to mid-2001 Prudential Assurance's long-term with-profits fund reduced its exposure to equities. There was also a re-weighting within equities out of the United Kingdom and into overseas equities. This change in asset mix reflected Prudential's view that equity valuations were high and that other assets, particularly corporate bonds, were relatively attractive. The change within equities improved diversification and reduced expected fund volatility. The change in asset mix in recent years has had a substantial beneficial impact on investment returns. The broad asset mix will continue to be reviewed as the economic environment and market valuations change. The fall in the proportion of investments held in equities in 2002 compared to 2001 reflects the decline in value of the holdings during the year.

        The investment return on the Prudential Assurance long-term with-profits fund was negative 8.1% in the year to December 31, 2002 compared with the falls in the FTSE 100 share index and the FTSE All-Share share index of 24.5% (22.2% including reinvestment and income) and 25.0%, respectively, over the same period.

Realistic Financial Strength Reporting

        The FSA's view is that the current regulations for determining with-profits reserves on a statutory basis are prudent, but can be overly prudent and the degree of prudence is not robustly related to risk. A specific issue is that the degree of prudence increases as market values decline. The result is that companies can come under pressure to sell equities to meet the existing solvency regulations, even though this may not be in the best long-term interests of policyholders.

        In order to address these issues, the FSA plans to amend the statutory basis of valuation to a more "realistic" basis from early 2004, possibly with effect from December 31, 2003. In the meantime, companies can move towards the revised valuation basis by applying to the FSA for waivers, and indeed the FSA has encouraged companies to do so. Waivers relax the existing rules leading to lower statutory reserves, and hence higher quoted financial strength, giving headroom over the existing solvency hurdle.

        Waivers will only be granted if companies have:

  •
  clearly documented methodologies of their calculation including those for asset shares and bonus smoothing costs,

  •
  adequate systems and procedures to put the methodology into practice, and

  •
  demonstrated that they have sufficient financial resources to meet their realistic liabilities not only under normal circumstances but also under stressed circumstances. In other words, companies must still retain a safety margin in their assets.

        Prudential supports the FSA's objective of moving as rapidly as possible to a more realistic basis of solvency reporting. This will make companies' financial health more transparent to policyholders, IFAs and regulators alike, and enable more informed choices to be made by policyholders.

        In addition, Prudential believes that it will relieve some of the pressure on companies from making decisions on an overly prudent "unrealistic" basis. In particular, a company that is financially strong on a realistic basis will not find itself unnecessarily restricted from pursuing an appropriate investment strategy, for example holding or buying equities where the company reasonably considers this to be prudent and good value for policyholders in the longer term.

        Following the FSA's initiative to bring forward the implementation of realistic solvency, Prudential Assurance's long-term fund, along with a number of other insurers, has received waivers from the FSA allowing it to move towards this new basis. Prudential has managed the Prudential Assurance long-term fund on the realistic basis for a number of years and, as a result, does not expect any significant changes to the operation or investment strategy of the fund. Under the realistic basis, the fund remains among the strongest in the United Kingdom and comfortably within statutory limits.

Shareholders' Interests in Prudential's Long-term Insurance Business

        In common with other UK long-term insurance companies, Prudential's products are structured as either with-profits products or non-participating (including unit-linked) products. For statutory and management purposes, Prudential Assurance's long-term fund consists of a number of sub-funds in which shareholders and policyholders have varying interests.

With-profits Products

        With-profits products provide an equity-type return to policyholders through bonuses that are "smoothed". There are two types of bonuses: "annual" and "final". Annual bonuses, often referred to as reversionary bonuses, are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are only guaranteed until the next bonus declaration. Final bonuses are only credited on a product's maturity or surrender or on the death of the policyholder. Final bonuses can represent a substantial portion of the ultimate return to policyholders.

        With-profits policies are supported by a with-profits fund. Prudential's primary with-profits fund is part of Prudential Assurance's long-term fund. With-profits products provide benefits that are generally either the value of the premiums paid, less charges, fees and declared bonuses, or the guaranteed death benefit, (plus the bonuses declared). Smoothing of investment returns is an important feature of with-profits products. It is designed to reduce the impact of fluctuations in investment return from year to year and is accomplished predominantly through the level of final bonuses declared.

        The return to Prudential's shareholders in respect of with-profits business Prudential writes is currently an amount equal to up to one-ninth of the value of the bonuses Prudential credits or declares to policyholders in that year. Prudential has a large block of in-force with-profits business with varying maturity dates that generates a relatively stable stream of shareholder profits from year to year.

        Prudential Assurance's board of directors, with the advice of its appointed actuary, determines the amount of annual and final bonuses to be declared each year on each group of contracts.

        When determining policy payouts, including final bonuses, Prudential follows an actuarial practice of considering "asset shares" for specimen policies. Asset shares broadly reflect the value of premiums paid in respect of a policy accumulated at the investment return on the assets Prudential notionally attributes to the policy. In calculating asset shares, Prudential takes into account the following items:

  •
  the cost of mortality risk and other guarantees (where applicable),

  •
  the effect of taxation,

  •
  management expenses, charges and commissions,

  •
  the proportion of the amount determined to be distributable to shareholders, and

  •
  the surplus arising from surrenders and non-participating business included in the with-profits fund.

        However, Prudential does not take into account the surplus assets of the long-term fund, or their investment return, in calculating asset shares. Asset shares are used in the determination of final bonuses together with policyholders' reasonable expectations, the need to smooth claim values and payments from year to year and competitive considerations.

        Prudential is required by UK law and regulation to consider the reasonable expectations of its policyholders in setting bonus levels. The concept of policyholders' reasonable expectations is established by statute but is not defined. In practice, it provides one of the guiding principles for decision-making in respect of with-profits products.

        The overall return to policyholders is an important competitive measure for attracting new business. The ability to declare competitive bonuses depends, in part, on the financial strength of Prudential Assurance's long-term fund, enabling it to maintain high levels of investment in equities and real estate, if it wishes to do so. Equities and real estate have historically over the long-term provided a return in excess of fixed interest securities.

        In 2002, Prudential declared total bonuses of £2,724 million from Prudential Assurance's long-term fund, of which £2,451 million was added to with-profits policies and £273 million was distributed to shareholders. This includes annual bonus rates of 3.25% for the Prudence Bond and 3.5% for personal pensions. In 2001, Prudential declared total bonuses of £3,100 million from Prudential Assurance's long-term fund, of which £2,790 million was added to with-profits policies and £310 million was distributed to shareholders. This included annual bonus rates of 4% for the Prudence Bond and 4.5% for personal pensions. In 2000, Prudential declared total bonuses of £3,103 million, of which £2,796 million was added to with-profits policies and £307 million was distributed to shareholders. This included annual bonus rates of 4.5% for the Prudence Bond and 5% for personal pensions. Along with the rest of the UK insurance industry, Prudential has reduced its bonus rates over the last three years reflecting the lower investment returns expected in the future, and the returns earned by its long-term funds.

        The closed Scottish Amicable Insurance Fund (referred to as SAIF) declared total bonuses in 2002 of £601 million, compared to £690 million in 2001 and £641 million in 2000. Shareholders have no interest in profits from the SAIF fund, although they are entitled to the investment management fees paid by this business. For greater detail on the SAIF fund, see "—The SAIF Sub-fund and Accounts" below.

        The FSA and HM Treasury are currently conducting independent reviews of with-profits business in the United Kingdom. See "Supervision and Regulation of Prudential—UK Supervision and Regulation".

Surplus Assets in Prudential Assurance's Long-term With-profits Fund

        In order to support Prudential's with-profits business, Prudential Assurance Company (referred to as PAC) holds a substantial amount of working capital in its long-term with-profits fund. Without such working capital, Prudential could not provide the benefits associated with smoothing and guarantees, or have investment freedom for the primary with-profits fund's assets, for the benefit of both policyholders and shareholders.

        To meet PAC's obligations to existing policyholders, it expects to have to pay out, over time, assets equal to policyholders' accumulated "asset shares" plus any additional payments that may be required, by way of smoothing or to meet guarantees. At any time the balance of the PAC long-term with-profits fund, which is not expected to be paid out to the current generation of with-profits policyholders as claim values, represents the major part of Prudential Assurance's working capital and is known as surplus assets or "inherited estate".

        To ensure that policyholders' benefits are secure, PAC is required by the regulator to hold a substantial amount of capital in its long-term with-profits fund, so that it can demonstrate at all times that it is solvent and able to meet its obligations to all policyholders. The inherited estate provides most of this solvency capital.

        In addition, PAC can use the inherited estate to absorb the costs of significant events, such as fundamental strategic change in its long-term business and, to the extent that the UK regulator is content, the cost of providing redress for past pension mis-selling, without affecting the level of distributions to policyholders and shareholders. The costs of fundamental strategic change may include investment in new technology, redundancy and restructuring costs, cost overruns on new business and the funding of other appropriate long-term insurance related activities including acquisitions.

        The size of the inherited estate, by its nature as working capital, fluctuates from year to year depending on investment returns, and the extent to which the capital is required to meet smoothing costs, guarantees and any unforeseen events. Prudential estimates that at December 31, 2002, the inherited estate, after taking into account pension mis-selling costs and anticipated costs of fundamental strategic change, was around £5 billion.

        In the normal course of events the inherited estate is required to support the in force business, so neither policyholders nor shareholders can have any expectation that they will receive any distribution of the inherited estate, other than through the normal process of smoothing and meeting guarantees in adverse investment conditions.

        However, Prudential believes that it would be beneficial if there were to be greater clarity as to the status of the inherited estate. With that in mind, Prudential has been considering the principles that would apply to any re-attribution of the inherited estate to either policyholders or shareholders. Discussions have been held with the FSA to this end. Prudential has not considered or discussed any actual distribution as its current expectation is that, for the foreseeable future, the entire inherited estate will need to be retained within PAC's long-term with-profits fund to provide working capital. However, in the light of current market conditions the amount and timing of any re-attribution of the estate remains very uncertain.

Depletion of Surplus Assets and Shareholders' Contingencies

        As a proprietary insurance company, Prudential remains liable to meet its obligations to policyholders even if the assets of its long-term fund are insufficient to do so. The surplus assets in Prudential Assurance's long-term with-profits fund could be materially depleted over time, by, for example, a further significant or sustained equity market downturn, significant fundamental strategic change costs, or material increases in the pension mis-selling provision. In the unlikely circumstance that the depletion of the surplus assets within the long-term fund was such that Prudential believed that its ability to satisfy policyholders' reasonable expectations was adversely affected, it might become necessary to restrict the annual distribution to shareholders or for Prudential to contribute shareholders' funds to the long-term fund to provide financial support.

The SAIF Sub-fund and Accounts

        The SAIF sub-fund is a ring-fenced sub-fund of Prudential Assurance's long-term fund and was formed following the acquisition of the mutual Scottish Amicable in 1997. No new business may be written in SAIF, although regular premiums are still being paid on policies in force at the time of the acquisition and "top-ups" are permitted on these policies.

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

        At the time of the acquisition, Prudential Assurance's long-term fund made payments of £276 million to the SAIF sub-fund for the unit-linked life business and non-participating life business and the future profits from unitized with-profits life business. Prudential Assurance also agreed to set up a memorandum account of £1.3 billion that is considered in determining SAIF's investment policy. The SAIF sub-fund pays an annual charge to the other part of Prudential Assurance's long-term fund in respect of this memorandum account.

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

        In addition to the payments described above, shareholders paid £415 million to qualifying Scottish Amicable Life Assurance Society policyholders, representing goodwill, and £70 million for certain Scottish Amicable Life Assurance Society strategic investments.

        The SAIF sub-fund has been unaffected by the decision to no longer sell under the Scottish Amicable brand. See "—UK Restructurings".

Non-participating Business

        The majority of Prudential-branded non-participating business is written in Prudential Assurance's long-term fund or by subsidiaries owned by the fund. Prudential's principal non-participating business is Prudential Annuities Limited. The profits on this business are attributable to the fund and not to shareholders, although indirectly shareholders get one ninth of additional amounts paid to policyholders. In 2001, Prudential started to write new bulk annuity and individual external annuity business through Prudential Retirement Income Limited (referred to as PRIL), from which the profits are attributed solely to shareholders.

        The unit-linked business written by Scottish Amicable Life plc (which was transferred into Prudential Assurance on December 31, 2002) and Prudential International Assurance is written with capital provided by shareholders. All profit from these businesses is attributed to shareholders.

Compliance

        From December 1, 2001, the FSA took formal responsibility for the regulation and supervision of all Prudential's authorized UK insurance, investment and banking businesses under the Financial Services and Markets Act 2000, described in greater detail under "—Supervision and Regulation of Prudential—UK Supervision and Regulation".

        Within Prudential's UK businesses, matters arise from time to time as a result of inspection visits or other regulatory activity, which need to be discussed or resolved with the regulators. At any one time, there are a number of these issues and Prudential ensures that programs of corrective activity are discussed and agreed with the regulator, that such programs are properly planned, managed and resourced (using external resources as necessary), that, where appropriate, policyholders who have been disadvantaged are properly compensated and that progress is reported to the regulators on a regular basis. The issues currently affecting Prudential are set out below. Some of these are industry-wide.

Mortgage Endowment Products Review

        One industry issue concerns low-cost endowments related to repayment of residential mortgages. At sale, the initial sum assured is set at a level such that the projected benefits, including an estimate of the annual bonus receivable over the life of the policy, and allowing for an estimate of the expenses to be charged, will equal or exceed the mortgage debt. Because of a decrease in expected future investment returns since relevant policies were sold, the UK regulator is concerned that the maturity value of some policies will be less than the mortgage debt. The UK regulator has worked with industry representatives to devise a program whereby companies will write to customers indicating if they may have a possible shortfall, and outline the actions customers can take to prevent this possibility.

        Prudential's main exposure to mortgage endowment products is through business written by Scottish Amicable. The FSA issued a report in March 2001 raising concerns regarding Scottish Amicable's conduct of sales of these products by its tied agents and in March 2003 it fined Scottish Amicable £750,000 in respect of cases where advisers did not place appropriate emphasis on identifying whether a customer was prepared to take the risk that their mortgage might not be repaid at the end of the term. A provision of £25 million was made in 2001 in the shareholders' fund for cases that may require redress, which the directors are satisfied continues to be adequate. The costs of the fine and policyholder redress will be met from this provision. Scottish Amicable withdrew from the mortgage endowment product market in April 2001 and disbanded its network of tied agents in October 2001. No provision is required in respect of mortgage endowments sold by PAC.

Pension Mis-selling

        In 1988, the UK government introduced new pensions legislation intended to encourage more individuals to make their own arrangements for their pensions. During the period from April 1988 to June 1994, many individuals were advised by insurance companies, IFAs and other intermediaries not to join, transfer from, or opt out of their occupational pension schemes in favor of private pension products introduced under the UK Income and Corporation Taxes Act 1988. The UK insurance regulator (previously the Personal Investment Authority, now the FSA) subsequently determined that many individuals were incorrectly advised and would have been better off not purchasing the private pension products sold to them. Industry participants are responsible for compensating the persons to whom private pensions were mis-sold. As a result, the UK regulator has required all UK life insurance companies to review their potential cases of pension mis-selling and pay compensation to policyholders where necessary and, as a consequence, record a provision for the estimated costs. Prudential met the requirement of the FSA to issue offers to all Phase 1 (priority) cases and Phase 2 (non-priority) cases by June 30, 2002.

        Provisions in respect of the costs associated with the review have been included in the change in the long-term technical provision in Prudential's profit and loss account. Within the long-term technical provisions, the transfer from the FFA has been determined accordingly. See Item 5 "Operating and Financial Review and Prospects—Analysis by Geographic Region—Fund for Future Appropriations" for more information on the FFA. Prudential established an initial provision in 1994 that was increased to £1,700 million by January 1, 2000. Subsequent movements in the pension mis-selling provision, including internal and external legal and administrative costs, have been as follows:

	Year Ended December 31,
	2002	2001	2000
	(In £ Millions)
Balance at January 1	1,065	1,475	1,700
Changes to actuarial assumptions and method of calculation	(50)	(89)	(117)
Increase in provision for administrative expenses	—	—	50
Discount accretion	53	89	102
Redress to policyholders	(292)	(273)	(134)
Payments of administrative expenses	(46)	(137)	(126)

Balance at December 31	730	1,065	1,475

        In 2002, the provision for pension mis-selling decreased by £335 million as well as decreasing by £410 million and £225 million in 2001 and 2000, respectively. The reasons for this movement are highlighted below.

        In 2002, 2001 and 2000, the provision was decreased by £50 million, £89 million and £117 million, respectively, to reflect changes in the method of calculation resulting from new requirements issued by the UK regulator and changes in the interest rate and mortality assumptions used.

        The increase in the provision for administrative expenses of £50 million in 2000 reflected the additional administrative costs to be incurred predominantly due to the shortening of Prudential's deadline for completing the Phase 2 cases by the UK regulator from December 2004 to June 2002.

        The pension mis-selling provision represents the discounted value of future expected payments and, as a consequence, to the extent that amounts have not been paid, the provision increases each year reflecting the shorter period of the discount. The increase in the provision relating to the accretion of the discount amounted to £53 million in 2002, £89 million in 2001 and £102 million in 2000.

        Management believes that, based on current information, the pension mis-selling provision, together with future investment return on the assets backing the provision, will be adequate to cover the costs of pension mis-selling as well as the costs and expenses of Prudential's pension review unit established to identify and settle such cases. Such provision presents the best estimate of probable costs and expenses. However, there can be no assurance that the current provision level will not need to be increased.

        The calculation of the pension mis-selling provision is dependent upon a number of assumptions and requirements provided by the FSA. The costs associated with the pension mis-selling review have been met from Prudential Assurance's inherited estate. Given the strength of Prudential Assurance's with-profits fund, management believes that charging the costs to the inherited estate will not have an adverse effect on the level of bonuses paid to policyholders or on their reasonable expectations. In the unlikely event of this proving not to be the case, an appropriate contribution to the with-profits fund would be made from the shareholders' funds. In view of the uncertainty, it is not practicable to estimate the level of any potential contribution.

Free Standing Additional Voluntary Contribution Business

        In February 2000, the UK regulator ordered a review of Free Standing Additional Voluntary Contribution ("FSAVC") business, which constitutes sales of personal pensions to members of company pension schemes. Individuals who have purchased these pensions instead of the Additional Voluntary Contributions ("AVC") scheme connected to their company's pension scheme may have been in a better financial position investing their money and any matching contributions from their employers in their company's AVC scheme. The UK regulator's review is to ensure that any employees disadvantaged due to not being properly informed of the benefits foregone from not investing in their AVC scheme are compensated.

        The review requires companies to identify relevant investors and contact them with an offer to review their individual case. Prudential met an interim deadline set by the FSA of 90% of cases completed by June 30, 2002 and also the deadline for 100% completion by December 31, 2002. As a result of the review, Prudential held a provision of £3 million at December 31, 2002.

Guaranteed Annuities

        In common with several other UK insurance companies, Prudential Assurance used to sell guaranteed annuity products in the United Kingdom and held a provision of £46 million at December 31, 2002 within the primary with-profits fund to honor guarantees on these products. Prudential's main exposure to guaranteed annuities in the United Kingdom is through the SAIF Fund and a provision of £744 million was held in SAIF at December 31, 2002 to meet the anticipated cost of the guarantees. As SAIF is a separate ring-fenced sub-fund of the Prudential Assurance long-term fund, this provision has no impact on shareholders. See "—The SAIF Sub-fund and Accounts".

US Business

        Prudential conducts its US insurance operations through Jackson National Life Insurance Company and its subsidiaries. The US operations also include PPM America, Prudential's US internal and institutional fund manager, Prudential's US broker-dealer operations (National Planning Corporation, SII Investments, Inc., IFC Holdings, Inc. and Investment Centers of America, Inc.) and Jackson Federal Bank, Prudential's savings and loan institution. At December 31, 2002, Prudential's US operations had approximately 1.5 million policies and contracts in effect and PPM America managed some US$62 billion of assets. In 2002, total new business premiums were £5,757 million and statutory operating profit before amortization of goodwill and tax was £153 million.

US Market Overview

        The United States is the world's largest life insurance market in terms of premiums. Many of the factors that have affected the UK life insurance market in recent years, such as an ageing population, have also affected the US market. Uncertainties surrounding the adequacy of public and private pensions benefits are increasing the incentive to fund a secure retirement privately, and the demand for income products is also expected to increase as the baby boomer generation and its parents age.

        Despite favorable demographics, the US insurance industry faces a number of challenges, both from within and outside the industry. The life insurance business is projected to grow only slowly, if at all, and competition is fierce. While the growth prospects for the annuity industry are more favorable, there are many players fighting for market share. Likewise, there is competition for retirement savings from other financial services providers, in particular, mutual fund companies and banks.

        There has been increasing convergence among US retail financial services providers as regulatory barriers have begun to erode and competition in the US life insurance industry has increased. Overcapacity in the industry generally has also contributed to competitive pricing and fueled consolidation, presenting opportunities to companies with financial strength and below industry-average cost structures.

        The US investment markets experienced two years of unusually poor returns in 2001 and 2002, with equity markets suffering significant declines and bond defaults reaching record levels. Like its competitors, Jackson National Life was affected by these market forces. However, long-term demographic trends in the United States are favorable and Jackson National Life has continued to develop and enhance its product range and distribution channels to ensure that it is well placed to benefit from the anticipated growth in the US financial services market.

Products

        The demographic factors described above, as well as the increased reliance on defined contribution plans (such as 401(k) plans) have resulted in a shift in the financial services market. This shift has been away from risk protection products, such as traditional life insurance, to tax deferred savings (or asset accumulation) products, such as fixed and variable annuities. These products tend to be spread or fee-based and have accounted for a significant portion of the growth in the US insurance industry in recent years.

        When life insurance and annuity products initially became popular in the United States, they were interest-rate based and provided a minimum guaranteed rate of return. However, declining interest rates eroded the after-tax benefits of these products. Meanwhile, during the 1990s there was significant growth in equity markets. As a result, equity-based and equity-linked products, with and without guarantees, became increasingly important product offerings. Reflecting this shift, industry sales of individual variable annuity products grew from $29 billion in 1992 to $128 billion in 2000, a compound annual growth rate of 20.7%. During the same period, industry individual variable annuity assets grew from $212 billion to $971 billion, a compound annual growth rate of 20.9%.

        The mutual fund industry also benefited from the shift to equity-based products. The strong equity markets in the late 1990s fueled growth in assets under management, both through investment returns and increased contributions from the retail sector. In particular, fund managers with strong brands and investment performance provided strong competition for individuals' retirement savings.

        The above trends reversed in 2001 when, for the first time in twelve years, industry-wide variable annuity sales did not increase. In 2002, annuity providers continued to face the challenges of the previous year. By year-end, the S&P 500 and NASDAQ Composite Indices had declined from their year 2000 peaks by 40% and 67%, respectively. In these volatile equity markets, annuity sales have been a clear illustration of a flight to safety. In 2002, total industry individual annuity sales increased by 20% to $223 billion, with the bulk of the increase coming from a continuing surge in fixed annuity sales. Nevertheless, variable annuity sales managed some increase in 2002, with significant amounts going to fixed account options.

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

        The regional broker-dealer channel focuses on firms with captive agents in a specific region of the United States. Distribution is through branch offices with an average of 10 to 15 brokers per office.

        Until recently, regulatory barriers prohibited banks from developing and selling their own insurance products. Banks have therefore generally developed favorable supplier relationships with insurance companies and distributed their products through bank branches. These barriers to entry have begun to diminish, and companies are developing the bancassurance model in the US market.

        Direct distribution is relatively mature in the United States. Consumers are accustomed to purchasing less complex retail financial products remotely, both by telephone and via the internet. The mutual fund providers have led this expansion within the retail financial services industry, setting the standard for cost structure and service.

        The Registered Investment Advisor (referred to as RIA) market began as a service offered to very high-net worth investment clients, focusing on platforms rather than specific products, and providing institutional-quality management, custom portfolios, and tax services. The industry has evolved to offer personalized investment advice, very high quality money management, good returns, and reasonable costs to a broader range of clients.

Jackson National Life

        Jackson National Life is a leading provider of long-term savings and retirement products to retail and institutional customers throughout the United States. Jackson National Life offers variable annuities, equity-indexed annuities, individual fixed annuities, life insurance and stable value products. By developing and offering a wide variety of products, Jackson National Life believes that it has positioned itself to compete effectively in various stock market and interest rate environments. Jackson National Life markets its retail products through various distribution channels, including independent agents, broker-dealer firms (including financial planners), regional broker-dealers and banks.

        The interest-sensitive fixed annuities, equity-indexed fixed annuities, immediate annuities and life insurance products are sold through independent agents, broker-dealers and banks. For variable annuity products, which can only be sold through broker-dealers licensed by the US National Association of Securities Dealers, Jackson National Life has selling agreements with such firms and is continuing to focus on its own broker-dealer distribution channel. Its group pension department sells stable value products. In early 2003, Jackson National Life commenced operating in the RIA channel, with the launch of Curian Capital, LLC. See "—Curian Capital, LLC".

Products

        The following table shows total new business premiums in the United States by product line and distribution channel for the periods indicated, and policyholder reserves by product line. Total new business premiums include deposits for investment contracts with limited or no life contingencies.

	Year Ended December 31,
				Policyholder Reserves At December 31, 2002
	2002	2001	2000
	(In £ Millions)
By Product
Annuities
Fixed annuities
Interest-sensitive	2,647	1,812	985	12,578
Equity-indexed	254	271	409	1,674
Immediate	61	87	71	703
Variable annuities	1,363	768	1,709	4,100

Total	4,325	2,938	3,174	19,055

Life insurance	22	22	25	3,106

Stable value products
GICs and funding agreements	292	170	365	1,620
Medium term note funding agreements	1,118	1,504	1,291	3,553

Total	1,410	1,674	1,656	5,173

Total	5,757	4,634	4,855	27,334

By Distribution Channel
Independent agents	1,443	1,139	1,099
Bank	1,568	1,052	631
Broker-dealer	1,336	769	1,469
Group pension department	1,410	1,674	1,656

	5,757	4,634	4,855

Annuities

  Fixed Annuities

  Interest-sensitive Annuities

        In 2002, interest-sensitive fixed annuities accounted for 46% of total new business premiums and 46% of policyholder reserves of the US operations. Interest-sensitive fixed annuities are primarily deferred annuity products that are used for retirement planning and for providing income in retirement. They permit tax-deferred accumulation of funds and flexible payout options.

        The policyholder of an interest-sensitive fixed annuity pays Jackson National Life a premium which is credited to the policyholder's account. Periodically, interest is credited to the policyholder's account and in some cases administrative charges are deducted from the policyholder's account. Jackson National Life makes benefit payments at a future date as specified in the policy based on the value of the policyholder's account at that date.

        The policy provides that at Jackson National Life's discretion it may reset the interest rate, subject to a guaranteed minimum. The minimum guarantee is not less than 3%, but for some older business it may be higher. In addition, Jackson National Life also offers multi-year guaranteed products.

        When the annuity matures, Jackson National Life either pays the amount in the policyholder's account to the policyholder or begins making payments to the policyholder in accordance with the policyholder's instructions. Fixed annuity policies provide for surrender charges to be assessed on surrenders generally for the first seven to nine years of the policy.

        Approximately 40% of the interest-sensitive fixed annuities Jackson National Life wrote in 2002 provide for an adjustment, referred to as a market value adjustment, on surrenders in the surrender period of the policy, typically for the first nine years. This adjustment does not depend on the performance of specific assets (as in a variable annuity), but is linked to a formula that helps to match the surrender value to the value of the accumulation account at the time of surrender. The minimum guaranteed rate is not affected by this adjustment.

        Jackson National Life bears the investment and surrender risk on interest-sensitive fixed annuities, and its profits come from the spread between the yield on investments and the interest credited to policyholders (net of any surrender charges or market value adjustment) less initial and recurring expenses.

  Equity-indexed Annuities

        Jackson National Life maintained a top six market position in the sale of equity-indexed annuities in the United States for the year ended December 31, 2002. During 2002, equity-indexed annuities accounted for 4% of total new business premiums and 6% of policyholder reserves of US operations.

        Equity-indexed annuities are deferred annuities that enable policyholders to obtain a portion of an equity-linked return but provide a guaranteed minimum return. Jackson National Life guarantees an annual minimum interest rate of 3%, but actual earnings may be higher and are based on a participation (referred to as the index participation rate) in an equity index over its indexed option period. Jackson National Life may reset the index participation rate for each premium deposit. The participation rate set applies for the term selected.

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

        Jackson National Life bears the investment and surrender risk on equity-indexed fixed annuities. Profit arises from the difference between the premiums received plus the associated investment income, and the combined cost of expenses (general expenses, costs of purchasing fixed interest securities and options) and the policyholder's benefit (subject to the minimum guarantee).

  Immediate Annuities

        In 2002, immediate annuities accounted for 1% of total new business premiums and 3% of policyholder reserves of US operations. Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period of years and/or the life of the policyholder. If the term is for the life of the policyholder, then Jackson National Life's primary risk is mortality risk. This product is generally used to provide a guaranteed amount of income for policyholders and is used both in planning for retirement and in retirement itself. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and is guaranteed for the term of the annuity.

  Variable Annuities

        Jackson National Life began offering variable annuity products in 1995. In 2002, variable annuities accounted for 24% of total new business premiums and 15% of policyholder reserves of US operations. Variable annuities are deferred annuities that have the same tax advantages and payout options as interest-sensitive and equity-indexed fixed annuities. They also are used for retirement planning and to provide income in retirement.

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

        Jackson National Life credits premiums on variable annuities to a separate account or to the fixed account, depending on the policyholders' elections. The policyholders determine how the premiums will be allocated by choosing to allocate all or a portion of their accounts either to a variety of variable sub-accounts, with a choice of investment managers, or to guaranteed fixed-rate options. As expected in volatile equity markets, in 2002 a significant proportion of Jackson National Life's variable annuity investors elected the fixed account option, with 58% of 2002 variable annuity sales going into fixed accounts. The value of the portion of the separate account allocated to variable sub-accounts fluctuates with the underlying investment. Jackson National Asset Management, LLC (a subsidiary of Jackson National Life) earns fee income as the investment adviser for the underlying funds and has retained the services of a number of other investment advisers to act as sub-advisers to Jackson National Asset Management, LLC.

        Variable annuity products are backed by specific assets that are held in a separate account. The assets in this separate account are "segregated" pursuant to state insurance law and do not form part of the assets in the US general account, which backs the remainder of the insurance business in the United States. Amounts held in the separate account are not chargeable with liabilities arising out of any other business Jackson National Life may conduct. All of the income, gains or losses from these assets less specified management charges are credited to or against the policies and not any other policies that Jackson National Life may issue.

        Jackson National Life earns fee income on the underlying separate account investment, earns profits from the spread between what it earns on investments backing the fixed rate accounts and the interest credited, and earns fee income for certain additional guarantees in the contract.

Life Insurance

        Reflecting the competitive life insurance market place and the overall trend towards asset accumulation products, Jackson National Life's life insurance products accounted for less than 1% of the total new business premiums and 11% of policyholder reserves of US operations in 2002. The products offered include term life insurance and interest-sensitive life insurance. Each of these types of insurance policies can be modified using several options and riders to provide particular benefits, including waiver of premium, accidental death benefit and supplemental term insurance.

Stable Value Products

        Stable value products consist of guaranteed investment contracts (GICs), funding agreements and medium term note funding agreements. In 2002, stable value products accounted for 24% of total new business premiums and 19% of policyholder reserves of US operations. Jackson National Life began marketing GICs to institutional investors in December 1995. The GICs are marketed by its group pension department to defined contribution pension and profit-sharing retirement plans. Funding agreements are marketed to institutional investors, including corporate cash accounts and securities lending funds, as well as money market funds. Sales of stable value products decreased in 2002, reflecting Jackson National Life's primary focus on retail sales throughout the year which are expected to continue in 2003. At December 31, 2002, Jackson National Life was a top ten provider of stable value business in terms of sales.

        Three types of stable value products are offered:

  •
  traditional GICs,

  •
  funding agreements, and

  •
  medium term note funding agreements.

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

        Typically, brokerage accounts and money market mutual funds are required to invest a portion of their funds in cash or cash equivalents to ensure sufficient liquidity to meet their customers' requirements. The funding agreements permit termination by the policyholder on 7 to 90 days' notice, and thus qualify as cash equivalents for the clients' purposes. Funding agreements terminable by the policyholder with less than 90 days' notice account for less than 2% of Jackson National Life's total policyholder reserves.

  Medium Term Note Funding Agreements

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

Independent Agents

        The insurance and fixed annuity products are distributed through independent agents located throughout the United States. These 35,000 licensed insurance agents or brokers, who also may represent other companies, are supported by five regional marketing offices. Jackson National Life has continued to review its ranks of licensed agents during 2002, actively identifying non-performing agents and not relicensing them. This initiative is aimed at improving Jackson National Life's ability to service its top agents and assist them in increasing their productivity. Jackson National Life generally deals directly with writing agents and brokers thereby eliminating intermediaries, such as general agents. This distribution channel, called "Deal Direct", has enabled it to generate significant volumes of business on a low, variable cost basis.

        Jackson National Life is responsible for providing agents with product information and sales materials.

Broker-Dealers

        Jackson National Life Distributors, Inc., a broker-dealer, is the primary wholesale distribution channel for the variable annuity products. Jackson National Life Distributors also sells equity-indexed annuities and fixed annuities. An internal network of wholesalers supports this distribution channel. These wholesalers meet directly with broker-dealers and financial planners and are supported by an extensive home office sales staff. There are more than 700 active selling agreements with regional and independent broker-dealer organizations throughout the United States. These selling agreements provide Jackson National Life with access to more than 25,000 registered representatives.

        In January 2002, Jackson National Life opened a new wholesale distribution channel servicing the regional broker-dealer distribution channel. Jackson National Life is well suited to provide the type of customized sales attention required for this channel, with the emphasis being on providing dedicated, specialized sales support, continuing education and tailored marketing solutions.

        Jackson National Life is responsible for training its broker-dealers, providing them with product information and sales materials and monitoring their activities from a regulatory compliance perspective.

Banks, Credit Unions and Other Financial Institutions

        Jackson National Life's Institutional Marketing Group distributes its annuity products through banks, credit unions and other financial institutions and through third-party marketing organizations that serve these institutions. Jackson National Life is a leading provider of annuities offered through banks and credit unions and can access over 19,000 financial institution representatives through existing relationships with banks and credit unions. Jackson National Life has established distribution relationships with medium-sized regional banks, which it believes are unlikely to develop their own insurance product capability.

Independent Broker-Dealers

        JNL's retail distribution is managed by its independent broker-dealer network, National Planning Holdings ("NPH"), which is made up of four firms. In September 2000, Jackson National Life acquired IFC Holdings, Inc., which included INVEST Financial Corporation and Investment Centers of America, Inc. Together with National Planning Corporation and SII Investments, Inc., Jackson National Life's existing broker-dealer group, it has contracts with more than 2,600 registered representatives.

Curian Capital, LLC

        Commencing operation in early 2003, Curian Capital, LLC (Jackson National Life's RIA channel) provides innovative fee-based separately managed accounts and investment products to advisers through a state-of-the-art technology platform.

        The RIA industry began as a service offered to very high-net worth investment clients, focusing on platforms rather than specific products, and providing institutional-quality management, custom portfolios, and tax services. The industry has evolved to offer personalized investment advice, very high quality money management, good returns, and reasonable costs to a broader range of clients.

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

        Jackson National Life segregates its investment portfolio for certain investment management purposes and as part of its overall investment strategy into four portfolios: annuities without market value adjustment, fixed annuities with market value adjustment, equity-indexed annuities and stable value liabilities. The portfolios backing fixed annuities with and without market value adjustments have similar characteristics and differ primarily in duration. The portfolio backing the stable value liabilities has its own mix of investments that meet more limited duration tolerances. Consequently, the stable value portfolio is managed to permit less interest rate sensitivity and limited exposure to mortgage-backed securities. At December 31, 2002, 5.3% of the stable value portfolio was invested in residential mortgage-backed securities.

        The fixed-rate products may incorporate surrender charges, market value adjustments, two-tiered interest rate structures or other limitations relating to when policies can be surrendered for cash, in order to encourage persistency. At December 31, 2002, approximately 76% of Jackson National Life's fixed annuity reserves had surrender penalties or other withdrawal restrictions, up 3% from 2001 due to high sales levels in 2002. Substantially all of the stable value portfolio had withdrawal restrictions or market value adjustment provisions.

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

        For the fixed and variable annuity contracts and stable value products, the reserve is the policyholder's account value. For the immediate annuities, reserves are determined as the present value of future policy benefits. Mortality assumptions are based on the 1983a Individual Annuitant Mortality Table. Interest rate assumptions currently range from 3.0% to 7.5%.

        For the traditional term life contracts, reserves for future policy benefits are determined using the net level premium method and assumptions as to mortality, interest, policy persistency and expenses. Mortality assumptions are generally from 50% to 90% of the 1975-1980 Basic Select and Ultimate tables, depending on underwriting classification and policy duration. Interest rate assumptions range from 6.0% to 8.4%. Persistency and expense assumptions are based on Jackson National Life's experience.

        For the interest-sensitive life reserves and single premium life reserves, reserves approximate the policyholder's account value.

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

        Effective December 31, 2002, Jackson National Life ceded the guaranteed minimum death benefit coverage associated with variable annuities to an affiliate, Prudential Atlantic Reinsurance Company, Dublin, Ireland.

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

Jackson Federal Bank

        Prudential further diversified its business in the United States through the purchase in 1998 of a federally chartered savings association, First Federal Savings and Loan Association of San Bernardino, which is now called Jackson Federal Bank. The addition of a federally chartered savings association has resulted in an expanded product range in the United States and gives Jackson National Life the option to roll out a wider range of banking products including loans, checking accounts and credit cards. In 2000, Jackson National Life further expanded its banking operations in the United States. In February 2000, Jackson National Life announced the acquisition of three Fidelity Federal Branches and in September 2000, Jackson National Life acquired Highland Bancorp Incorporated, the holding company for Highland Federal Bank, for $110 million. Highland Federal Bank and the three Fidelity Federal Branches were merged with and renamed as Jackson Federal Bank. At December 31, 2002, assets totaled $1.6 billion (£1.0 billion).

        Jackson Federal Bank, through its 15 retail branch offices located throughout the counties of Los Angeles, Orange and San Bernardino in Southern California, attracts deposits which together with borrowings and other funds provide loans secured by real estate and, to a lesser extent, purchase real estate related investment securities. Deposit accounts at December 31, 2002 totaled $1.0 billion (£0.6 billion).

        Jackson Federal Bank's asset growth is primarily derived from multifamily and commercial real estate loans originated through seven offices, loan purchases and purchases of mortgage-backed securities. At December 31, 2002, loans receivable totaled $1.1 billion (£0.7 billion).

PPM America

        PPM America is Prudential's US fund management operation, with offices in Chicago and New York. Its primary focus is to manage funds for Jackson National Life and therefore the majority of funds under management are fixed interest in nature. PPM America has also launched a number of institutional high yield and special investment vehicles to leverage these capabilities into new profitable areas.

Asian Business

        Prudential is Europe's leading life insurer operating in Asia in terms of geographic coverage and number of operations, with eight top five new business life market shares in 2002. Starting with a solid base of three established operations in Singapore, Hong Kong and Malaysia, since 1994 Prudential has followed a clear, value creating strategy of entering new markets, building and diversifying distribution and launching innovative products by targeting profitable market segments.

        Prudential has operations in 12 countries in Asia offering principally life insurance with some accident and health options, personal lines property and casualty insurance and also mutual funds. The product range is tailored to suit the individual country markets, with insurance products distributed mainly through its 89,000 strong agency sales-forces and 18 complementary bancassurance agreements, while the majority of mutual funds are sold through banks and brokers.

        Prudential has over four million customers in Asia and a very strong customer focused culture. While the trading name used depends upon the local market, the businesses are unified under the Prudence icon and a common brand architecture.

        The majority of Prudential's operations are wholly owned or, in the case of the Hong Kong life operations, are a branch of Prudential Assurance. However, Prudential does have joint ventures with some of the region's leading financial institutions including CITIC (China International Trust and Investment Corporation), Bank of China International in Hong Kong and India's ICICI Bank.

        Prudential's strategy in Asia is to build a material and securely profitable business that is sustainable over the long term through focusing on markets where there is high potential for retail medium to long term savings ("MLTS").

Development of Prudential's Asian Business

        Prudential's Asian operations are managed by its Hong Kong-based regional head office. Prudential's operations in Asia date from 1923, when it opened a branch office in India, which served the Indian sub-continent and several Middle Eastern countries with historic ties to the United Kingdom. In 1924, Prudential opened a branch office in Malaysia. Prudential expanded into Singapore in 1931 and opened a branch office in Hong Kong in 1964. In 1956, Prudential's Indian operations were nationalized and, in 1984, the Malaysian government required Prudential to sell a majority interest in its Malaysian operations to a local company. A majority share of the Malaysian operations was then reacquired in 1998. A group strategy review in the early 1990s identified significant opportunities for Prudential in the Asian life sector and Prudential Corporation Asia (referred to as PCA) was established in 1994 to develop a material and profitable Asian business.

        During 1995 and 1996, PCA entered Thailand and Indonesia through acquisitions and launched a greenfield operation in the Philippines. These were followed by re-entry into India with a joint venture mutual fund operation in 1998, the acquisition of a Taiwanese life insurance operation and the launch of a greenfield life insurance operation in Vietnam in 1999. In 2000, PCA acquired a mutual fund business in Taiwan, launched greenfield life insurance operations in China and India and established a joint venture in Hong Kong for the Mandatory Provident Fund ("MPF") and mutual funds.

        PCA continued its geographic expansion in 2001 with acquisitions of small, but financially and operationally sound life companies in Japan and South Korea. Also in 2001, PCA acquired Allstate's small operations in Indonesia and the Philippines. Most recently, in June 2002, PCA acquired ING's small life operation in the Philippines and in October 2002 acquired Good Morning ITMC, a mid-sized South Korean mutual fund operation.

        PCA has also launched greenfield mutual fund operations in Japan, Singapore and Malaysia and has recently had its composite insurance licences in Singapore and Malaysia reactivated.

        Prudential believes the key ingredients for the long-term Asian growth model are firmly in place: high population densities, high personal savings rates, improving education levels, increasingly entrepreneurial environment, rapid urbanisation and deregulation. Prudential continues to support the long-term growth prospects of PCA in Asia.

        PCA's strategic themes are to:

  •
  build profitable scale in the markets that will make up the largest share of its profitability in the long-term: Taiwan, Japan, Korea, Hong Kong and mainland China,

  •
  continue its core distribution strategy of building agency distribution in all markets, with a strong emphasis on productivity and quality of sales, and with increasing use of segmentation and targeting of the agency force in those more developed markets where doing so is advantageous,

  •
  continue to build upon recent successes in bank and direct distribution to develop a multi-channel distribution model,

  •
  enhance and broaden the customer proposition to support the retail financial service relationship,

  •
  continue to build a profitable and significant mutual fund business, and

  •
  ensure individual country focus is combined with capture of all opportunities to improve efficiency and profit by use of cross-border opportunities for synergy.

Distribution

        Throughout Asia, agency continues to be the primary distribution channel. PCA now has 89,000 tied agents, up from 58,000 in 2001. These agents, who are largely self employed, sell insurance products exclusively for PCA. Regional teams ensure that quality training, best practice agency management and high quality customer service are consistently provided.

        PCA has also been developing complementary distribution channels, including bancassurance, and today this generates material new business volumes with 18 bancassurance agreements in 10 countries. Alternative distribution, which includes bancassurance and direct distribution, produced 21% of total insurance sales in 2002, up from 17% in 2001.

Products

        PCA offers a range of products including life insurance with some accident and health options, personal lines property and casualty insurance and also mutual funds.

Life Insurance

        The life insurance products offered by PCA include a range of with-profits and non-participating term, whole life, endowment and unit-linked policies. PCA also offers health, disablement, critical illness and accident covers to supplement its core life products.

        PCA has a strong focus on capital-efficient product innovation and packages products to meet specific customer needs. In 1992, PCA was the first company to launch unit-linked products in Singapore and subsequently has leveraged this expertise with great success across the region. In 2002, PCA continued with unit-linked product launches in India, the Philippines and Taiwan. Additionally, PCA LIFE Japan secured regulatory approval in 2002 to offer variable annuity products, drawing on technical expertise developed in Jackson National Life.

Funds Management

        In addition to building its life operations, PCA has pursued a long-term strategy of building a regional mutual fund business. Progress to date has been very encouraging with market leading positions in India and Taiwan, growing operations in Japan, Singapore, Malaysia and Hong Kong and the recent acquisition of a mid-sized investment trust management company in the large South Korean market. As at December 31, 2002, total mutual funds under management have increased to £5.1 billion, up 59% compared with 2001, with net inflows of £1.0 billion.

        In Hong Kong, PCA has a successful joint venture with Bank of China International (BOCI) for the MPF and also unit trusts. As from December 1, 2000, employees, employers and the self-employed in Hong Kong became obliged to make contributions to the MPF. The plans that comprise the MPF are defined contribution pension plans with immediate vesting, preservation until retirement (or some other event specified by legislation) and full portability. Individuals are required to make mandatory contributions of 5% of salary and employers make contributions equal to 5% of the employee's salary to the individual's accounts in the Fund. Both employee and employer contributions are subject to a maximum amount, currently HK$1,000 per month. Additional voluntary contributions are possible.

        Prudential Asset Management (PAM) (formerly PPM Asia) is PCA's fund management division responsible for managing PCA's life and third party institutional funds including the Prudential group's investments in the Asia-Pacific region. PAM has offices in Singapore, Hong Kong and Tokyo.

        At December 31, 2002, PCA was managing £15.1 billion of funds, comprising Asian life insurance funds of £5.8 billion, UK life insurance funds of £3.2 billion, PCA retail mutual funds of £5.1 billion, UK retail and third party funds of £0.7 billion and PCA's 36% of Bank of China International-PCA joint venture pension related funds of £0.3 billion.

Products and Profitability

Life Insurance Products

        Participating products provide savings with protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurer. Non-participating term, whole life and endowment products offer savings with protection where the benefits are guaranteed or determined by a set of defined market related parameters. Unit-linked products combine savings with protection, the cash value of the policy depends on the value of the underlying unitized funds. Accident and Health ("A&H") products provide mortality or morbidity benefits and include health, disablement, critical illness and accident covers. A&H products are commonly offered as supplements to main life policies but can also be sold separately.

Life Product Profitability

        The profits from participating policies are shared between the policyholder and insurer (typically in a 90:10 ratio) in the same way as with-profits business in the United Kingdom, see "—UK Business—UK Products and Profitability". With respect to unit-linked products, the profits reflect the balance by which charges made from managing the policy, its investments and the insurance risk exceed the costs of providing these benefits. These profits accrue entirely to shareholders, with investment gains and losses accruing to the policyholder within the underlying unitized fund. The profits from non-participating products consist of any surplus remaining after paying the defined policy benefits. All the profits from A&H products accrue to shareholders. At the end of 2002, PCA offered unit-linked products in nine of the 12 countries in Asia in which it operates.

Mutual Fund Products

        PCA's mutual fund range includes debt, equity and money market funds. PCA makes transaction charges (initial and surrender depending on the type fund and the length of the investment) and also makes a service charge based on assets under management. The charges vary by country and fund with money market style funds generally having the lowest charges and equity funds the highest.

New Business Premiums

        In 2002, total sales of insurance products were £944 million, down 7% from 2001. Of this amount, regular premium insurance sales were up 26% to £465 million. Single premium insurance sales declined from £650 million to £479 million. The Central Provident Fund (CPF) in Singapore was further liberalized in 2001 resulting in exceptional levels of single premium insurance sales. Excluding CPF sales, single premium insurance sales were up 35% compared with 2001.

        The following table shows Prudential's Asian life insurance new business by territory for the periods indicated. In this table "Other Countries" includes China, India, Thailand, Indonesia, South Korea, the Philippines and Vietnam. Results for 2001 includes the post-acquisition results of Japan and South Korea.

	Year Ended December 31,
	2002	2001	2000
	(In £ Millions)
Singapore	325	552	285
Hong Kong	224	159	62
Malaysia	74	58	47
Taiwan	159	140	79
Japan	48	40	—
Other countries	114	70	31

Total	944	1,019	504

        In addition, for the year ended December 31, 2002, PCA's mutual funds had funds under management of £5.1 billion, up from £3.1 billion in 2001 following net sales of £1.0 billion during the year, down from £1.5 billion in 2001.

European Business

        In early 2002, Prudential re-evaluated its strategy for the Prudential and Scottish Amicable-branded long-term business within continental Europe. The review concluded that an organic strategy based on investment in the German and French markets would be too slow and expensive to create value and would require significant acquisitions to create scale. Further, the analysis indicated that the returns achievable from any available acquisition would be too low to justify the investment of capital.

Sale of German Business to Canada Life

        In November 2002, Prudential agreed to sell its German life business to Canada Life for €129 million (£82 million). The sale was completed on January 1, 2003. Irish High Court approval for the transfer of the relevant life assurance policies to Canada Life is expected in the second half of 2003.

        The German business consisted of a marketing and distribution operation that specialized in selling unit-linked products through the intermediary channel. Policies were underwritten through Prudential's Dublin based life insurance company (which does not underwrite any business in Ireland). New policies continue to be underwritten by Prudential's Dublin life company, but from the completion date all in force German policies and all new business is reassured to Canada Life. A full portfolio transfer will be implemented following approval from the Irish High Court.

France

        In January 2001, Prudential launched Prudential Europe Vie, an equity-backed life insurance product that offers a choice of investment through the Prudential life fund or Réactif, a unit-linked fund provided by Véga Finance. The product was initially sold through independent financial advisors approved by Centre Français du Patrimoine, a subsidiary of Crédit Foncier de France and the largest multi-brokerage network in France.

        In 2002, Prudential launched a similar arrangement with Espace Patrimoine Conseil, a subsidiary of Crédit Mutuel de Bretagne.

        On June 13, 2003, Prudential announced it was ceasing to write new business in France. As a result, from January 1, 2004 Prudential will no longer be selling the Prudential Europe Vie product in France. It will continue to administer existing policies. This decision does not affect Egg's operation in France.

Investments

General

        The overall financial strength of the Prudential group and the results, both current and future, of the insurance business are in part dependent upon the quality and performance of the various investment portfolios in the United Kingdom, the United States, Asia and in Europe.

Prudential's Total Investments

        The following table shows Prudential's insurance and non-insurance investments at December 31, 2002. In addition, at December 31, 2002 Prudential had £24 billion of external retail mutual funds under management. The "Other" column includes central funds, a short-term fixed income securities reinvestment program and funds in respect of other non-insurance operations. Assets held to cover linked liabilities relate to unit-linked and variable annuity products. In this table, investments are valued as set out in Note 3 of the notes to Prudential's consolidated financial statements.

	At December 31, 2002
	Insurance						Banking
	United Kingdom	United States	Asia	Europe	Other	Sub-total	United Kingdom And United States	Total
	(In £ Millions)
Debt and other fixed income securities	37,873	21,031	3,215	61	1,020	63,200	4,499	67,699
Equity securities	28,901	147	904	39	16	30,007	12	30,019
Loans and other	3,424	6,370	569	110	619	11,092	6,634	17,726

Total	70,198	27,548	4,688	210	1,655	104,299	11,145	115,444

Real estate
Investment	10,486	19	62	—	1	10,568	—	10,568
Company-occupied	102	37	44	—	15	198	12	210

Total real estate	10,588	56	106	—	16	10,766	12	10,778

Sub-total	80,786	27,604	4,794	210	1,671	115,065	11,157	126,222
Participating interests	4	—	36	—	33	73	—	73

Total investments	80,790	27,604	4,830	210	1,704	115,138	11,157	126,295

Assets held to cover unit-linked liabilities	11,595	2,724	935	509	—	15,763	—	15,763

Total	92,385	30,328	5,765	719	1,704	130,901	11,157	142,058

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

	Year Ended December 31,
	2002		2001		2000
	Yield	Amount	Yield	Amount	Yield	Amount
	(In £ Millions, Except Percentages)
Debt and other fixed income securities
Net investment income	6.7%	4,126	7.0%	3,772	7.4%	3,264
Net realized investment (losses) gains	(0.9)%	(531)	0.7%	369	1.2%	533
Net unrealized investment gains (losses)	1.1%	653	(1.1)%	(588)	(1.6)%	(717)
Ending assets		63,200		59,181		48,594
Equity investments
Net investment income	3.0%	1,053	2.5%	1,132	2.3%	1,268
Net realized investment gains	1.5%	520	4.6%	2,122	11.1%	6,022
Net unrealized investment (losses)	(27.9)%	(9,907)	(18.4)%	(8,475)	(13.1)%	(7,146)
Ending assets		30,007		40,948		51,232
Loans and other
Net investment income	9.7%	984	8.7%	758	8.7%	721
Net realized investment (losses) gains	(0.0)%	(3)	(0.0)%	(3)	0.0%	4
Net unrealized investment gains (losses)	0.8%	80	(0.8)%	(74)	1.0%	87
Ending assets		11,092		9,199		8,299
Real estate
Net investment income	7.4%	789	7.3%	764	7.5%	716
Net realized investment gains	1.9%	200	2.8%	288	1.5%	143
Net unrealized investment gains (losses)	0.2%	21	(2.0)%	(206)	3.9%	369
Ending assets		10,766		10,487		10,303
Total (excluding unit-linked and cash)
Net investment income	5.9%	6,952	5.4%	6,426	5.1%	5,969
Net realized investment gains	0.2%	186	2.3%	2,776	5.8%	6,702
Net unrealized investment (losses)	(7.8)%	(9,153)	(7.8)%	(9,343)	(6.4)%	(7,407)
Ending assets		115,065		119,815		118,428

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

Management of Insurance Funds

        Except for a small amount of unit-linked business and variable annuity business, amounting to approximately 4% of Prudential's own funds under management at December 31, 2002, Prudential manages its insurance funds principally through its fund management businesses, M&G in the United Kingdom, together with PPM America in the United States and Prudential Asset Management (formerly PPM Asia) in Singapore, Hong Kong and Japan.

        In each of the operations, local management analyzes the liabilities and determines asset allocation, benchmarks and permitted deviations from these benchmarks appropriate for its operation. These benchmarks and permitted deviations are agreed with internal fund managers, who are responsible for implementing the specific investment strategy through their local fund management operations.

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

        With-profits contracts are long-term contracts with minimal guaranteed amounts, the nature of which permits Prudential to invest primarily in equities and real estate. Accordingly, the with-profits fund investment strategy emphasizes a well-diversified equity portfolio (containing some international equities), real estate (predominantly in the United Kingdom), UK and international fixed income securities and cash.

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

Investments

        The following table shows the investments relating to Prudential's UK insurance business, other than its unit-linked business, at December 31, 2002. In this table, investments are shown at market value. The with-profits fund also includes two other businesses, SAIF and Prudential Annuities Limited. The investments in respect of SAIF are shown separately. The investments in respect of Prudential Annuities Limited are included within the Annuities column. The "Other" column includes investments relating to solvency capital of unit-linked funds and investments relating to non-life long-term business.

	At December 31, 2002
	With- Profits	Annuities	SAIF	Other	Total	Total %
	(In £ Millions, Except Percentages)
Equity securities
United Kingdom
Listed	17,040	—	3,303	—	20,343
Unlisted	92	—	38	—	130

Total United Kingdom	17,132	—	3,341	—	20,473	25.3

International
United States	1,662	—	345	—	2,007
Europe (excluding the United Kingdom)	2,034	—	391	—	2,425
Japan	787	—	155	—	942
Pacific (excluding Japan)	1,840	—	323	—	2,163
Other	780	—	111	—	891

Total international	7,103	—	1,325	—	8,428	10.5

Total equity securities	24,235	—	4,666	—	28,901	35.8

Debt and other fixed income securities
UK government	620	1,497	174	118	2,409
US government	4	8	0	58	70
Other	18,130	11,201	5,540	523	35,394

Total fixed income securities	18,754	12,706	5,714	699	37,873	46.9

Real estate
Investment property	8,624	340	1,522	—	10,486
Company-occupied property	102	—	—	—	102

Total real estate	8,726	340	1,522	—	10,588	13.1

Loans and other
Loans	79	286	161	2	528
Deposits	2,170	14	241	471	2,896

Total loans and other	2,249	300	402	473	3,424	4.2

Total	53,964	13,346	12,304	1,172	80,786	100.0

Equity Securities

        Prudential's UK insurance operations, excluding unit-linked business, had £28,901 million invested in equities at December 31, 2002. Most of these equities support Prudential Assurance's with-profits fund and the SAIF fund, both of which are managed using the same general investment strategy. The following table shows the geographic spread of this equity portfolio by market value.

	At December 31, 2002
	Market Value	%
	(In £ Millions, Except Percentages)
United Kingdom	20,473	70.8
United States	2,007	6.9
Europe (excluding United Kingdom)	2,425	8.4
Japan	942	3.3
Pacific (excluding Japan)	2,163	7.5
Other	891	3.1

Total	28,901	100.0

        The UK equity holdings are well diversified and broadly mirror the FTSE All-Share share index. Prudential holds equities in more than 600 UK companies. At December 31, 2002, the ten largest holdings in UK equities amounted to £9,757 million, accounting for 47.7% of the total UK equity holdings of £20,473 million supporting the UK insurance operations. The following table shows the market value of the ten largest holdings in UK equities at December 31, 2002.

	At December 31, 2002
	Market Value	%
	(In £ Millions, Except Percentages)
B.P.	1,841	9.0
GlaxoSmithKline	1,451	7.1
Vodafone Group	1,418	6.9
HSBC Holdings	1,176	5.8
The Royal Bank of Scotland Group	784	3.8
Shell Transport and Trading	760	3.7
Astra Zeneca	723	3.5
Barclays	625	3.1
Diageo	496	2.4
Lloyds TSB Group	483	2.4

Total	9,757	47.7

        All industry sectors are represented in Prudential's equity portfolio. At December 31, 2002, within the £20,473 million in UK equities supporting the UK insurance operations, Prudential had £15,112 million, or 73.8% of the holdings invested in ten industries. The following table shows the primary industry concentrations based on market value of the portfolio of UK equities relating to the UK insurance business at December 31, 2002.

	At December 31, 2002
	Market Value	%
	(In £ Millions, Except Percentages)
Banks	4,037	19.7
Oil and Gas	2,854	14.0
Pharmaceuticals	2,245	11.0
Telecommunication Services	1,892	9.2
Media and Photography	806	3.9
Electricity	734	3.6
General Retailers	695	3.4
Beverages	654	3.2
Mining	638	3.1
Support services	557	2.7

Total	15,112	73.8

Debt and Other Fixed Income Securities

        At December 31, 2002, 85.9% of Prudential's fixed income securities supporting the UK insurance operations were issued by corporations, 6.4% were issued or guaranteed by the UK government, 0.2% were issued or guaranteed by the US government and 4.8% were issued or guaranteed by other overseas governments. These guarantees relate only to payment and, accordingly, do not provide protection against fluctuations in market price that may occur during the term of the fixed income securities. The remaining 2.7% of Prudential's fixed income securities supporting the UK insurance operations consists mainly of local UK government issues.

        The following table shows the market value of the fixed income securities portfolio by maturity at December 31, 2002.

	At December 31, 2002
	Market Value	%
	(In £ Millions, Except Percentages)
Securities maturing:
Within one year	617	1.6
Over one year and up to five years	5,299	14.0
Over five years and up to ten years	9,596	25.3
Over ten years and up to fifteen years	4,162	11.0
Over fifteen years	18,199	48.1

Total	37,873	100.0

        Approximately 69.8% of the fixed income securities portfolio was rated by Standard & Poor's at December 31, 2002, of which 19.5% was rated AAA, 7.2% was rated between AA- and AA+, 23.5% was rated between A- and A+, 15.5% was rated between BBB- and BBB+ and 4.1% was rated below BBB-. A further 9.1% of this portfolio was rated by Moody's at December 31, 2002, of which approximately 2.4% was rated Aaa, 1.7% was rated between Aa1 and Aa3, 2.5% was rated between A1 and A3, 1.8% was rated between Baa1 and Baa3 and 0.7% was rated below Baa3.

Real Estate

        At December 31, 2002, Prudential's UK insurance operations had £10,588 million of investments in real estate in the United Kingdom. The following table shows the real estate portfolio by type of investment. The real estate investments are shown at market value in accordance with the policies described in Note 3 of the notes to the consolidated financial statements.

	At December 31, 2002
	Market Value	%
	(In £ Millions, Except Percentages)
Office buildings	4,002	37.8
Shopping centers/commercial	4,568	43.1
Retail warehouses/industrial	1,908	18.0
Development	51	0.5
Other	59	0.6

Total	10,588	100.0

        57.2% of the UK real estate investments are located in London and Southeast England (Buckinghamshire, Berkshire, East and West Sussex, Hampshire, Isle of Wight, Kent, Oxfordshire and Surrey) with the remaining 42.8% located throughout the rest of the United Kingdom.

Loans and Other

        At December 31, 2002, the loans and other portfolio of the UK insurance operations amounted to £3,424 million. The following table shows the loans and other portfolio by value at December 31, 2002.

At December 31, 2002
(In £ Millions)
Loans collateralized by mortgages	363
Loans to policyholders collateralized by insurance policies	77
Other loans	89
Deposits with credit institutions	2,281
Other	614

Total	3,424

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

Investments

        The following table summarizes Jackson National Life's total insurance investments, other than the investments supporting its variable annuity business, at December 31, 2002.

	December 31, 2002
	Non-Stable Value	Stable Value	Total	Total %
	(In £ Millions, Except Percentages)
Debt and other fixed income securities
Corporate securities and commercial loans	11,775	3,880	15,655	56.7
Residential mortgage-backed securities	2,098	315	2,413	8.7
Commercial mortgage-backed securities	870	365	1,235	4.5
Other	1,157	571	1,728	6.3

Total debt and other fixed income securities	15,900	5,131	21,031	76.2
Loans and other	5,589	781	6,370	23.1
Equity securities	146	1	147	0.5

Total	21,635	5,913	27,548	99.8
Real estate	46	10	56	0.2

Total	21,681	5,923	27,604	100.0

Debt and other fixed income securities are shown at amortized cost, with the exception of certain securities held by the US fund management operation, which are shown at market value. Loans and other and equity securities are shown at market value, with the exception of interests in associate undertakings (included in equity securities) and mortgage loans. Real estate is shown at depreciated cost. Interests in associate undertakings are carried at Jackson National Life's proportionate share of net assets. The market value of unlisted securities is estimated by Jackson National Life, using independent pricing services or analytically determined values. Mortgage loans are shown at outstanding loan amount.

Debt and Other Fixed Income Securities

  Corporate Securities and Commercial Loans

        At December 31, 2002, Jackson National Life had £15,655 million of corporate securities and commercial loans, representing 56.7% of US insurance total investments. Of the £15,655 million, £12,980 million consisted of fixed income securities that are publicly traded or trade under Rule 144A of the Securities Act of 1933 ("Rule 144A") and £2,675 million consisted of investments in non-Rule 144A privately placed fixed income securities.

        For statutory reporting in the United States, debt securities are classified into six quality categories specified by the Securities Valuation Office of the National Association of Insurance Commissioners ("NAIC"). The categories range from Class 1 (the highest) to Class 6 (the lowest). Performing securities are rated Classes 1-5. Securities in or near default are rated Class 6. Securities designated as Class 3, 4, 5 and 6 are non-investment grade securities. Generally, securities rated AAA to A by nationally recognized statistical ratings organizations are Class 1, BBB in Class 2, BB in Class 3 and B and below in Classes 4 through 6. If a rating is not currently available from the NAIC, Jackson National Life's investment advisor provided the rating for the purposes of the disclosure contained herein.

        The following table shows the credit quality of the portfolio of publicly traded and Rule 144A fixed income securities at December 31, 2002.

	At December 31, 2002
	Book Value	% of Total
	(In £ Millions, Except Percentages)
NAIC Designation
1	4,237	32.6
2	7,228	55.7
3	987	7.6
4	342	2.6
5	86	0.7
6	100	0.8

Total	12,980	100.0

        The following table shows the credit quality of the non-Rule 144A private placement portfolio at December 31, 2002.

	At December 31, 2002
	Book Value	% of Total
	(In £ Millions, Except Percentages)
NAIC Designation
1	894	33.4
2	1,160	43.4
3	201	7.5
4	257	9.6
5	118	4.4
6	45	1.7

Total	2,675	100.0

  Residential Mortgage-Backed Securities

        At December 31, 2002, Jackson National Life had £2,413 million of residential mortgage-backed securities, including commercial mortgage obligations, representing 8.7% of US insurance total investments. Although this percentage is higher than the average US insurance company, Jackson National Life believes these securities provide additional yield and liquidity. At December 31, 2002, 82.2% of Jackson National Life's residential mortgage-backed securities were rated AAA or the equivalent by a nationally recognized statistical ratings organization, and 97.8% were rated NAIC 1.

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

  Commercial Mortgage-Backed Securities

        At December 31, 2002, Jackson National Life had £1,235 million, representing 4.5% of US insurance total investments, invested in commercial mortgage-backed securities. 99.9% of this total was rated by a nationally recognized statistical ratings organization and 98.6% was rated investment grade. Due to the structures of the underlying commercial mortgages, these securities do not present the same pre-payment or extension risk as residential mortgage-backed securities.

  Other Fixed Income Securities

        At December 31, 2002, Jackson National Life had £1,728 million of other fixed income securities, representing 6.3% of US insurance total investments.

Loans and Other

        Loans and other totaled £6,370 million, representing 23.1% of US insurance total investments at December 31, 2002. Of the £6,370 million, £2,504 million consisted of loans and £3,866 million consisted of other financial investments.

  Loans

        Loans represented 9.1% of US insurance total investments at December 31, 2002. £2,060 million related to commercial mortgage loans and £444 million to policy loans.

  Commercial Mortgage Loans

        Commercial mortgage loans represented 7.5% of US insurance total investments at December 31, 2002. This total included 434 first mortgage loans with an average loan balance of approximately £4.8 million, collateralized by properties located in Canada and the United States. The vast majority of Jackson National Life's investments has been directly originated in the last seven years.

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

        As of December 31, 2002, approximately 21.6% of the portfolio was industrial, 25.2% multi-family residential, 21.9% retail, 21.3% suburban office, 8.5% hotel and 1.5% other. Approximately 17.3% of the portfolio is secured by properties in Texas and 8.9% of the portfolio is secured by properties in California, with no other state representing more than 6% of the total origination.

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

  Policy Loans

        Policy loans represented 1.6% of US insurance total investments at December 31, 2002. Policy loans are fully secured by individual life insurance policies or annuity policies and are contractual arrangements made under the policy.

  Other

        Other financial investments, representing 14.0% of US insurance total investments at December 31, 2002, were made up of £3,112 million of cash and short-term investments, £484 million of investments in limited partnerships and £270 million of other miscellaneous investments.

        The largest investment in the limited partnerships category is a £140 million interest in the PPM America Private Equity Fund. The remainder of this category consists of diversified investments in 145 other partnerships managed by independent money managers that generally invest in various equity and fixed income loans and securities.

Equity Securities

        Equity securities supporting US insurance operations totaled £147 million at December 31, 2002 representing 0.5% of US insurance total investments, and consisted of £85 million of common stocks and £62 million of preferred stocks.

  Common Stocks

        The £85 million of investments in common stocks included £50 million of investments in mutual funds and £35 million of other investments in common stocks at December 31, 2002.

  Preferred Stocks

        The £62 million of investments in preferred stocks included £42 million of private equity preferred stocks at December 31, 2002.

Real Estate

        At December 31, 2002, Jackson National Life had £56 million of investments in real estate, £37 million of which is real estate Jackson National Life occupies.

Investments Relating to Asian Insurance Business

        Prudential's Asian operations' investments, other than investments in respect of unit-linked business, largely support the business of its Singapore, Hong Kong, Malaysia, Japan and Taiwan operations.

        The following table shows Prudential Asia's investments, other than investments from unit-linked business, at December 31, 2002. In this table, investments are valued on the same basis as in the consolidated financial statements.

	At December 31, 2002
	Market Value	% of Total
	(In £ Millions, Except Percentages)
Debt and other fixed income securities	3,215	66.6
Equity securities	904	18.7
Loans and other	569	11.8
Real estate	106	2.2
Participating interests	36	0.7

Total	4,830	100.0

        Prudential manages interest rate risk in Asia by matching liabilities with fixed interest assets of the same duration to the extent possible. Asian fixed interest markets however generally have a relatively short bond issue term, which makes complete matching challenging. A large proportion of the Hong

Kong liabilities are denominated in US dollars and Prudential holds US fixed interest securities to back these liabilities.

Debt and Other Fixed Income Securities

        The following table shows consolidated investment categorization of the debt and fixed income security investments of Prudential Asia's long-term insurance fund, other than investments from unit-linked business, at December 31, 2002.

	At December 31, 2002
	Market Value	% of Total
	(In £ Millions, Except Percentages)
Debt and other fixed income securities:
Government Bonds	1,587	49.4
Quasi Government Bonds	263	8.2
Investment grade Corporate Bonds	832	25.9
Non-investment grade Corporate Bonds	70	2.2
Unrated Bonds	276	8.6
Cash	187	5.7

Total	3,215	100.0

Equity Securities

        The following table shows a geographic analysis of equity security investments of Prudential Asia's long-term insurance fund, other than investments from unit-linked business, at December 31, 2002.

	At December 31, 2002
	Market Value	% of Total
	(In £ Millions, Except Percentages)
Singapore	473	52.3
Hong Kong	272	30.1
Malaysia	80	8.9
Taiwan	43	4.7
Japan	33	3.7
Other	3	0.3

Total	904	100.0

Loans and Other

        Loans and other include policy loans, mortgage loans, deposits with credit institutions, unit trust investments and derivatives, including forwards, futures, options and swaps.

Investments Relating to Banking Business

        At December 31, 2002, Prudential had total banking investments of £11,157 million. The following table summarizes the investment portfolios relating to the UK and US banking businesses. In this table, investments are valued on the same basis as in the consolidated financial statements.

	At December 31, 2002
	UK	US	Total	Total %
	(In £ Millions, Except Percentages)
Debt and other fixed income securities	4,268	231	4,499	40.3
Loans and other	5,935	699	6,634	59.5
Equity securities	—	12	12	0.1
Real estate	10	2	12	0.1

Total	10,213	944	11,157	100.0

        Of the £10,213 million of investments relating to the UK banking business, which includes £145 million relating to Egg France, £1,230 million was in respect of certificates of deposit maturing in less than three months.

        The following table shows UK banking business loans by type and repayment period at December 31, 2002.

	At December 31, 2002
	Due in One Year or Less	Due in Over One Year and Up to Five Years	Due in Over Five Years	Provision for bad and doubtful debts	Total
	(In £ Millions)
Overdrafts	4	—	—	(3)	1
Unsecured personal loans	22	708	243	(45)	928
Credit card receivables	2,338	—	—	(78)	2,260
Residential mortgages	2	73	2,285	(3)	2,357
Loans to banks	236	3	—	—	239
Other	150	—	—	—	150

Total	2,752	784	2,528	(129)	5,935

        The following table shows UK banking business loans by type and interest rate at December 31, 2002.

	At December 31, 2002
	Fixed Rate	Variable Rate	Provision for bad and doubtful debts	Total
	(In £ Millions)
Overdrafts	—	4	(3)	1
Unsecured personal loans	973	—	(45)	928
Credit card receivables	—	2,338	(78)	2,260
Residential mortgages	201	2,159	(3)	2,357
Loans to banks	38	201	—	239
Other	150	—	—	150

Total	1,362	4,702	(129)	5,935

Description of Property

        Prudential occupies 35 properties in the United Kingdom. These properties are primarily offices with some ancillary storage/warehouse facilities. Its headquarters are located in London. Of the remainder the most significant are offices in London, Reading, Chelmsford, Dudley and Derby in England, Stirling in Scotland and Belfast in Northern Ireland. The properties in Stirling and Derby are held on a freehold basis with the rest as long-term leaseholds. The leasehold properties range in size from 3,000 to 146,000 square feet. Overall, the occupied property portfolio totals approximately 1,300,000 square feet.

        In addition to these properties, the Prudential group owns the freehold of a sports facility in Reading for the benefit of staff.

        The Prudential group also holds approximately 145 other leasehold properties in the United Kingdom. This surplus accommodation consists primarily of small offices spread geographically across the United Kingdom and totals approximately 510,000 square feet.

        Prudential is one year into a three-year program aimed at reducing its occupied property portfolio, and its associated costs in line with the restructuring of the UK business. The estimated cost of the program is £12 million, financed through internal funding.

        Within France, Germany, Ireland and Italy Prudential currently leases approximately 65,000 square feet of office space.

        In the United States, Prudential owns Jackson National Life's executive and principal administrative office located in Michigan. Prudential also leases premises in Michigan, Colorado, California, Illinois, New York, New Jersey, Georgia, Florida, Wisconsin and North Dakota for certain of its operations. Prudential leases regional marketing sales offices in five locations, and holds 50 operating leases with respect to office space, throughout the United States. In the United States, Prudential owns and leases a total of approximately 740,000 square feet of property.

        In Asia, Prudential owns or leases properties principally in Hong Kong, Singapore, Malaysia, Indonesia, Thailand, the Philippines, China, Taiwan, Japan, Vietnam, India and Korea. Within these countries, Prudential holds 36 offices on a freehold basis, 8 offices on a leasehold basis and 348 operating leases in respect of office space, totaling approximately 3,151,000 square feet of property. In addition, Prudential holds 11 freeholds in Taiwan and 3 operating leases in Vietnam relating to storage/warehousing facilities, totaling approximately 29,500 square feet of property. Prudential is looking to acquire additional square footage in Asia of approximately 403,500 square feet.

        Prudential believes that its facilities are adequate for its present needs in all material respects.

        Prudential had tangible assets, principally computer equipment, furniture and fixtures of £196 million, £241 million and £288 million at December 31, 2002, 2001 and 2000 respectively.

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

        The principal competitive factors affecting the sale of Prudential's products in its chosen markets are:

  •
  price and yields offered,

  •
  financial strength and ratings,

  •
  commission levels, charges and other expenses,

  •
  range of product lines and product quality,

  •
  brand strength, including reputation and quality of service,

  •
  distribution channels,

  •
  investment management performance, and

  •
  historical bonus levels.

        An important competitive factor is the ratings Prudential receives in some of its target markets, most notably in the United States, from recognized rating organizations. The intermediaries with whom Prudential works, including IFAs, agents, brokers, wholesalers and financial institutions consider ratings as one factor in determining from which provider to purchase financial products. Prudential Assurance's long-term fund is currently rated AA+ "very strong" (stable outlook) and Jackson National Life is rated AA (negative outlook) by Standard & Poor's. Jackson National Life is currently rated AA (stable outlook) by Fitch Ratings, A+ (stable outlook) by A.M. Best Co and A1 (stable outlook) by Moody's. On December 20, 2002, Moody's downgraded the financial strength of Prudential Assurance's long-term fund from Aaa (review for possible downgrade) to Aa1 (stable outlook). On January 29, 2003, Standard and Poor's downgraded the financial strength of Prudential Assurance's long-term fund from AAA (negative outlook) to AA+ (stable outlook). Prudential believes the recent downgrades that it, and the rest of the UK insurance industry, recently experienced have not to date had a discernible impact on its trading performance.

        Prudential offers different products in its different markets of the United Kingdom, the United States and Asia and, accordingly, faces different competitors and different types of competition in these markets. In all of the markets in which Prudential operates its products are not unique and, accordingly, it faces competition from market participants who manufacture a varying range of similar and identical products.

The United Kingdom

        Prudential's principal competitors include many of the major stock and mutual retail financial services and fund management companies operating in the United Kingdom. These companies include Aviva, Legal & General, Standard Life, Friends Provident, Lloyds TSB, HBOS, Aegon, AXA, Zurich Financial Services, Fidelity, Invesco, Threadneedle and Schroders. Prudential competes with other providers of financial products to be included on IFA panels of preferred providers.

        In the United Kingdom, the level of bonuses on Prudential's with-profits products is an important competitive measure for attracting new business through IFAs. The ability to declare competitive bonuses depends, in part, on a company's financial strength, which enables it to adopt an investment approach with a higher weighting in equities and real estate and allows it to smooth the fluctuations in investment performance upon which bonuses are based. Bonus rates on Prudential's with-profits policies are broadly in line with those of its major competitors.

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

        Jackson National Life does not have a career agency salesforce in the United States and, consequently, competes for distributors such as banks, broker-dealers and wholesalers. Jackson National Life also competes with other providers of financial products to be placed at the top of independent agents' lists of sources.

Asia

        Competition in the Asian markets in which Prudential operates is mainly focused on distribution, with particular emphasis on the size and competency of the agency salesforce. Within Asia, Prudential is second to AIG in terms of penetration and overall life market share across the region. While there are large local participants in individual markets for example Great Eastern Life in Singapore and Malaysia, Nippon Life in Japan, Cathay Life in Taiwan, and LIC in India, none of these has pan-regional businesses. Regional players are typically of North American or European origin.

        In the regional mutual fund market in terms of market presence and position, Prudential ranks alongside leading international participants such as Schroders and Fidelity.

Intellectual Property

        Prudential does not operate in the United States under the Prudential name and there have been long-standing arrangements between it and Prudential Financial, Inc. and its subsidiary, The Prudential Insurance Company of America, relating to their respective uses of the Prudential name. Prudential and Prudential Financial, Inc. and its subsidiary, The Prudential Insurance Company of America, have now made competing trademark claims in various jurisdictions around the world and legal proceedings in connection with these matters have commenced.

Legal Proceedings

Jackson National Life

        Jackson National Life has been named in civil proceedings, which appear to be substantially similar to other class actions brought against many life insurers alleging misconduct in the sale of insurance products. At this time it is not possible to make a meaningful estimate or range of loss, if any, that could result from any unfavorable outcome. In addition, Jackson National Life is a defendant in individual actions that involve similar issues. Several cases including one which was on appeal to the Supreme Court in the State of Mississippi, were settled in January 2002 for a sum of £7 million.

Prudential Group

        Prudential and its subsidiaries are involved in other litigation arising in the normal course of business. Although the outcome of such matters cannot be predicted with certainty, management believes that the ultimate outcome of such litigation will not have a material adverse effect on the group's financial condition, results of operations or cash flows.

Sources

        Throughout this annual report, Prudential describes the position and ranking of its overall business and individual business units in various industry and geographic markets. The sources for such descriptions come from a variety of conventional sources generally accepted as relevant business indicators by members of the financial services industry. These sources include information available from the Association of British Insurers, the UK Department of Trade and Industry, Association of Unit Trusts and Investment Funds, Neilsen Net Ratings, A.M. Best, Moody's, Standard and Poor's, UBS Warburg, Life Insurance Marketing and Research Association, the Variable Annuity Research Data Service, referred to as VARDS, Townsend and Schupp, The Advantage Group, the Life Insurance Association of Singapore, the Hong Kong Federation of Insurers, Life Insurance Association of Malaysia, Life Insurance Association of Taiwan and the Taiwanese Securities Investment Trust Consulting Association.

SUPERVISION AND REGULATION OF PRUDENTIAL

        Prudential's principal insurance, investment and banking operations are in the United Kingdom, the United States and Asia. Accordingly, it is subject to applicable United Kingdom, United States and Asian insurance, banking and other financial services regulation which is discussed below.

UK Supervision and Regulation

The Financial Services and Markets Act 2000

        Prudential's insurance, investment and banking businesses in the United Kingdom are regulated by the Financial Services Authority (the "FSA"), the statutory regulator granted powers under the Financial Services and Markets Act 2000 (the "2000 Act").

Risk-Based Regulation

        The 2000 Act regime employs a risk-based regulatory approach pursuant to which each regulated firm's risk is assessed on a common FSA-wide model. This covers the firm's control environment and business and customer risk profiles, together with an assessment of the potential impact on consumer protection and market stability of financial or compliance failure of that firm. The FSA aims to create a single set of prudential requirements organized according to risk category with sections containing rules and guidance on credit, market, operational and insurance risks, as well as capital adequacy and consolidated supervision.

        A key feature of the risk- based regime is the anticipated introduction of a single integrated prudential rulebook to replace current multiple "Interim Prudential Sourcebooks" that apply to regulated businesses. While the FSA initially envisaged that the integrated prudential rulebook would be fully implemented on January 1, 2004, the Basel Committee's announcements in 2001 and 2002 regarding delays in the introduction of the new Basel Capital Accord, which is now expected to occur in 2006, led the FSA to postpone its full implementation. Nevertheless, because insurance regulation is not dependent on the Basel Capital Accord, the FSA is proceeding with the early introduction of a fully revised prudential regime for insurance firms in its original target year of 2004.

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

Permission to carry on "Regulated Activities"

        Under the 2000 Act no person may carry on or purport to carry on a regulated activity in the United Kingdom unless he has received FSA permission to carry on one or more regulated activities and, as a result, is an authorized person. "Regulated activities" are prescribed in the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001 and comprise banking activities, insurance activities and certain other principal activities, including dealing in investments as principal or agent, and the establishment, operation and winding up of a stakeholder pension scheme, as described below.

Single Authorization Procedure

        A firm becomes an authorized person by virtue of being granted permission by the FSA to carry out specific regulated activities. The FSA may grant permission to carry out any regulated activity and may delineate the scope of, and include such restrictions to, its permission as it deems appropriate. In granting or varying the terms of its permission the FSA must ensure that the firm meets certain threshold conditions, which among other things require it to have adequate resources for the carrying on of its business, and to be a fit and proper person, having regard to all the circumstances.

        In addition to the threshold conditions to authorization, firms are obliged to comply with the FSA Principles for Business, which are high level principles for conducting financial services business in the United Kingdom.

        In parallel, the 2000 Act includes the "approved persons" regime, whereby firms are obliged to secure the approval of the FSA to the appointment of individuals performing certain important functions within a firm or on its behalf with respect to the carrying on of regulated activities.

Market Abuse

        The FSA is empowered to instigate proceedings in connection with offences concerning the financial markets. Most significantly, the FSA has the power to apply sanctions upon the occurrence of market abuse, which is broadly defined as the failure to observe certain standards of behavior in relation to investments traded on prescribed markets. Market abuse may be committed both by authorized and unauthorized persons. The person upon whom sanction is imposed may refer the matter for hearing by the Financial Services Tribunal.

Application of 2000 Act Regulatory Regime to Prudential

        By carrying on regulated activities, each of Prudential's principal UK insurance, investment and banking businesses is subject to regulation and supervision by the FSA. The following discussion considers, in turn, the main features of the 2000 Act regime applicable to Prudential's insurance, investment and banking businesses in the United Kingdom.

Regulation Applicable to Prudential's Insurance, Investment and Banking Businesses

Supervision of Management and Change of Control

        The FSA closely supervises the management of firms through the approved persons regime, under which any appointment of persons to a position of significant influence within an authorized person must be approved by the FSA.

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

        The FSA, although not a creditor, may seek administration orders under the Insolvency Act 1986 (as amended), present a petition for the winding-up of an authorized person or have standing to be heard in the voluntary winding-up of an authorized person (other than insurers carrying on long-term insurance business, which cannot voluntarily be wound up, as set out in "—Winding-Up Rules" below).

FSA Conduct of Business Rules

        The FSA Conduct of Business Rules apply to every authorized person carrying on regulated activities and regulate the day-to-day conduct of business standards to be observed by authorized persons in carrying on regulated activities.

  Financial Promotion

        The Conduct of Business Rules prescribe stringent rules relating to the circumstances and manner in which authorized persons may communicate and approve "financial promotions", which are communications in the course of business or invitations or inducements to engage in investment activity.

  Polarization and Financial Promotion

        Polarization rules require employed and self-employed staff or tied agents to advise on and sell the packaged products of only one company or group. Independent financial advisers are required to advise on the whole range of packaged products offered by companies in the relevant sector. The FSA relaxed the polarization rules in March 2001 with respect to stakeholder pension schemes and direct offer financial promotions for packaged products (which include life policies other than pure protection policies, pensions, regulated collective investment schemes and investment trust savings schemes). As a result of these changes, tied salesforces and appointed representatives of product provider firms are now free to market stakeholder pensions manufactured by any other company, and authorized persons may directly offer the packaged products of other authorized persons to the public (although if advice is provided, the advising authorized person remains responsible for that advice, regardless of which company's product is recommended).

        In November 2002, the FSA announced that it had decided to abolish polarization restrictions, and in January 2003 published Consultation Paper 166 setting out details of how it proposes to do this. The proposed changes will mean that:

  •
  firms currently restricted to selling just one company's products will be able to offer customers more choice, with no limit on the number of companies whose products can be sold,

  •
  firms can continue to hold themselves out as "independent" provided they both advise from across the market and offer a fee-paying option, and

  •
  firms advising customers will be obliged to recommend the most suitable product from the range on which advice is being given and clearly explain the scope of advice or service they are offering through a new initial disclosure document.

        The FSA also indicated in January 2003 that the removal of the polarization restrictions would not be carried out until it has concluded separate consultations introducing more transparency for customers into the cost of advice. This cost of advice consultation is expected in the first half of 2003, meaning the removal of polarization restrictions is unlikely until late 2003 or early 2004.

        The FSA has also proposed eliminating the current restrictions on the ability of product manufacturers to hold significant interests in independent financial advisers. If the proposal were adopted, independent advisers would be required to disclose to customers the extent of their ownership by product manufacturers so as to prevent the use of equity ownership de facto to tie independent advisers.

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

The Financial Services Compensation Scheme

        The 2000 Act provides for the establishment of a compensation scheme intended to compensate individuals and small businesses for loss occasioned in respect of business carried on by an authorized person in violation of the rules of the 2000 Act regulatory regime in circumstances where such an authorized person is unable or unlikely to be able to satisfy claims against him. The scheme is divided into three sub-schemes of banking, insurance and investment business, reflecting the different kinds of business undertaken by authorized persons. The scheme is funded by contributions from industry participants referable to the particular sub-schemes so as to minimize cross-subsidy between authorized persons whose businesses are not similar. Prudential estimates its reserve for future fund assessments for its UK business to be insignificant, and, believes the reserves in place are adequate for all payments for known insolvencies. The scheme rules for calculating contributions for the type of business carried out by the group are not clear.

Regulation of Insurance Business

        Effecting and carrying out a contract of insurance as principal are both regulated activities for which FSA permission is required under the 2000 Act, and the carrying on of such regulated activities is referred to as insurance business. Some of Prudential's subsidiaries, including The Prudential Assurance Company Limited, Scottish Amicable Life plc, Prudential Annuities Limited, Prudential Retirement Income Limited, Prudential Pensions Limited and Prudential (AN) Limited, carry on insurance business in the United Kingdom with the permission of the FSA and are supervised by the FSA under the 2000 Act.

Current Regime

        The FSA regulates insurance business principally through the issuance of rules with which authorized persons are required to comply. In particular, the FSA Interim Prudential Sourcebook for Insurers (referred to below as the Insurer's Sourcebook, which applies to all UK insurers) prescribes rules and guidance specifically for authorized persons carrying on insurance business. Under the Insurer's Sourcebook, an insurance company is restricted from carrying on any activities other than in connection with or for the purposes of its insurance business.

Proposed Regime

        The FSA is proceeding with the introduction of a fully revised prudential regime to apply to insurance firms beginning in 2004. The revised prudential regime will require much more explicit, and documented, management of risk by regulated firms. The FSA has proposed that the regime will include two key elements: a self-assessment undertaken by firms within a framework of rules and guidance set out within the integrated prudential rulebook and a supervisory assessment by which a firm may be required by the FSA to hold additional capital in response to specific systems and controls related concerns. Also key to the proposed new prudential regime are proposals to radically reform regulatory reporting by insurance companies to convey a clearer picture of the real nature and underlying risks of their businesses. The FSA believes that the current reporting regime for both life and non-life insurers is over-complex and voluminous and that there is too much focus on historic financial information which is difficult even for expert users to understand. The reporting regime which the FSA intends to introduce aims to be more proactive and less retrospective, with reporting more streamlined and occurring more frequently than once a year. The FSA expects the new reporting regime to capture less raw data but more and better quality information on a wide range of relevant areas. Core elements of the new regulatory system are likely to require insurance firms to:

  •
  provide more information on the operational risks facing the firm,

  •
  provide more analysis of the asset side of the balance sheet,

  •
  disclose more information about holdings in, or transactions with, affiliates,

  •
  give more information on key performance indicators relating to a firm's dealings with its customers, and

  •
  provide enhanced disclosure on reinsurance and financial reinsurance arrangements.

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

        In connection with an extensive review of the UK with-profits business, the FSA has asked whether the requirement that an insurance company have an appointed actuary should be retained in light of the responsibilities already imposed upon the board of an insurance company under the 2000 Act regime and, if the requirement to have an appointed actuary is to be retained, whether the current regulatory regime could be improved. In January 2003, the FSA made the following proposals in this regard:

  •
  discontinuing the existing appointed actuary regime,

  •
  introducing two new actuarial functions: the actuarial function and that of the with-profits actuary, both of which would be "controlled functions" (meaning that the persons undertaking these functions would need to be approved by the FSA), and

  •
  introducing new requirements dealing with potential conflicts of interest where the with-profits actuary is also a board member.

Distribution of Profits and With-profits Business

        The Insurer's Sourcebook provides that, once an allocation of surplus in a with-profits fund has been made to policyholders, no transfer of assets representing any part of a subsequent surplus can be made, to shareholders or otherwise, unless either the "relevant minimum" (as defined in the Insurer's Sourcebook) of the surplus has been allocated to policyholders or a statutory notification procedure has been followed. Calculation of the relevant minimum is based upon the percentage of the relevant surplus previously allocated to eligible policyholders.

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

        In addition to its proposed changes with respect to the appointed actuary regime, the FSA also proposed in January 2003 that firms carrying on with-profits business must:

  •
  define and make publicly available the Principles and Practices of Financial Management (the "PPFM") applied in their management of with-profits funds,

  •
  ensure their governance arrangements offer assurance that they have managed their funds in line with the PPFM they have established and published,

  •
  produce annual reports for with-profits policyholders on how they have complied with this obligation, including how they have addressed any competing or conflicting rights, interests or expectations of policyholders and, if applicable, shareholders,

  •
  comply with (i) modified regulatory reporting requirements designed to achieve the FSA's objective of making directors and senior management more explicitly responsible for setting up technical provisions and other decisions taken on actuarial advice and (ii) new audit requirements for liabilities, and

  •
  comply with consequential changes to certification in the insurance returns.

        HM Treasury contemporaneously conducted its own review (termed the "Sandler Review") of the UK with-profits business, and expressed the following concerns about with-profits products from the perspective of competition and efficiency:

  •
  the opacity of with-profits products hides the factors that contribute to the return under the policies, allied to which is a lack of clarity of charges, which inhibits effective competition,

  •
  the manner in which funds derived from with-profits policyholders are held within the corporate structure can give rise to conflicts of interest, particularly in relation to investments and expense charging,

  •
  the participation structure in proprietary firms further increases opacity, reduces incentives for efficiency and has no direct relationship to the risk to which shareholder capital is exposed, and

  •
  the existence of inherited estates distorts competition, further increasing opacity.

        To address these concerns, the Sandler Review included detailed recommendations for consideration and possible implementation by the FSA for a "new model" of with-profits products covering, among other things:

  •
  the structure of the funds in which with-profits business is written,

  •
  with-profits fund investments and the operation of with-profits policies,

  •
  disclosure of information,

  •
  options for existing business,

  •
  treatment of inherited estates, and

  •
  specific requirements for a proposed simplified with-profits product.

        The FSA has issued Discussion Paper 20 (termed "DP20") in which it indicates that it is considering the Sandler Review recommendations and, while indicating that it considers that some of these recommendations may be unnecessarily prescriptive, has commenced consultation on the recommendations.

Reporting Requirements

        Under the Insurer's Sourcebook, insurance companies must file with the FSA their audited annual accounts and balance sheets and appointed actuaries' reports.

        In July 2002, the FSA began consultation on a proposed new regulatory approach to implicit items (an umbrella term used by the FSA to cover arrangements that improve or smooth reported profits, or improve the reported balance sheet position, of an insurer in its financial and/or regulatory reporting). The FSA is concerned that implicit items may obscure the underlying financial condition of a firm, or be designed to mislead consumers or regulators, or otherwise cause a lack of transparency. Accordingly, the FSA has proposed rules requiring clearer presentation of the effects of implicit items on the financial condition of life insurers, directive friendly societies and individual with-profits funds therein. In December 2002 the FSA adopted some new rules following feedback to this consultation to encourage clearer and more directly comparable presentations of information on implicit items in regulatory returns of life insurers in their returns for the year ending December 31, 2002. The FSA has indicated that it will state in early 2003 its conclusions from the remaining consultations in these proposals. See "—Business of Prudential—UK Business—Financial Strength of Prudential Assurance's Long-term Fund" for more information on implicit items.

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

Winding-Up Rules

        The general insolvency laws applicable to UK companies are modified in certain respects in relation to insurance companies. Since the introduction of the Financial Services and Markets Act 2000 (Administration Orders Relating to Insurers) Order 2002 (the "2002 Order"), which came into force on May 31, 2002, insurance companies in the UK have become subject to the administration procedures contained in Part II of the Insolvency Act 1986 (which previously did not apply). These administration procedures have, however, also been slightly modified by the 2002 Order in relation to, for example, the power of an administrator to make any payments due to a creditor.

        Additionally, in the United Kingdom, all FSA authorized insurance companies, except for pure reinsurers, are subject to the Insurers (Reorganization and Winding-up) Regulations 2003, which came into force on April 20, 2003. These Regulations provide, among other things, that direct insurance claims will have priority over the claims of other unsecured creditors, including reinsurance creditors, on a winding-up or on certain "reorganizations" of the insurance company. Furthermore, instead of making a winding-up order when an insurance company has been proved unable to pay its debts, a UK court may, under Section 377 of the 2000 Act, reduce the amount of one or more of the insurance company's contracts on terms and subject to conditions (if any) which the court considers fit. Where an insurance company is in financial difficulties but not in liquidation, the Financial Services Compensation Scheme has certain powers, including the power to take measures for securing the transfer of all or part of the business to another insurance company.

        Section 376 of the 2000 Act provides further insolvency protection to insurance companies effecting or carrying out contracts of long-term insurance. Unless the court orders otherwise, a liquidator must carry on the insurer's business so far as it consists of carrying out the insurer's contracts of long-term insurance with a view to it being transferred as a going concern to a person who may lawfully carry out those contracts. In carrying on the business, the liquidator may agree to the variation of any contracts of insurance in existence when the winding-up order is made, but must not effect any new contracts of insurance.

EU Directive on Group Supervision

        The European Union formally adopted directive 98/78/EC on the supplementary supervision of insurance undertakings within a group (the "Insurance Groups Directive") in October 1998. Currently, under European law, insurance regulation, including in respect of solvency, is directed at individual insurance companies, (so-called "solo supervision") and makes no specific provision for particular issues which arise in the context of a member of a group. The directive does not change this basic approach, but requires member states to introduce the following measures to strengthen supervision of insurance companies which are part of a group:

  •
  an adjustment to the solo supervision solvency calculation in relation to participating interests in other insurance undertakings in order to eliminate "double-gearing" (the use of the same capital to cover different risks within a group),

  •
  an additional parent undertaking solvency margin calculation analogous to the adjusted solo solvency margin test referred to above, to be applied at the level of the parent undertaking,

  •
  the introduction of new solo-supervision requirements, including rules as to internal control within the insurance undertaking regarding the production of information relevant to supplementary supervision, the exchange of information within the group and the supervision of intra-group transactions, and

  •
  further provisions aimed at ensuring co-operation between competent regulatory authorities of member states.

        The United Kingdom implemented those requirements of the Insurance Groups Directive which are new to the United Kingdom through the Insurer's Sourcebook.

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

EU Directive on Financial Conglomerates

        In November 2002, the European Union formally adopted directive 2002/87/EC on financial conglomerates (groups that include regulated entities which are active in both the banking/investment services sectors on the one hand, and the insurance sector on the other hand, and which meet certain criteria). The aim of the directive is to impose, from 2005, additional prudential requirements in respect of regulated entities within financial conglomerates including, to a certain extent, any mixed financial holding company. The additional supervision will be organized at the level of the financial conglomerate and will cover capital adequacy, risk concentration and intra-group transactions.

        The manner of the implementation of this directive, together with the Insurance Groups Directive and new EU rules on solvency margins (see below) may lead to Prudential being required to maintain higher level of capital than currently necessary to support some of its businesses or, alternatively, to constrain the growth of those businesses. In addition, an inconsistent application of these directives by regulators in different EU member states may place Prudential at a competitive disadvantage to other European financial services groups.

New EU Rules on Solvency Margins

        Under new rules amending the solvency margin requirements for life and non-life insurance undertakings, which will be implemented in EU member states in 2004, each insurance company in an EU member state must maintain a solvency margin (shareholders' equity and quasi-equity) at a level that depends on the nature of the insurer's activity and that is calculated with reference to certain balance sheet and income statement items, subject to an absolute minimum (so-called minimum guaranteed fund) of €3 million (€2 million for some classes of non-life insurance). The rules are part of the European Commission's efforts to achieve a single European market for financial services by 2005. The rules will also give regulators greater powers to intervene in the event of concerns regarding an insurance company's financial position.

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

        Entering into and administering mortgage contracts relating to land used as a dwelling by the borrower or his relatives are both a regulated activity under the 2000 Act regime, so that, following the expiry of a transitional provision, appropriate permission from the FSA must be obtained before such regulated activities may be carried on. In addition, HM Treasury has announced that the provision of mortgage advice and mortgage arranging will also become regulated activities once the FSA has completed its consultation process.

        The designation of effecting, administering, arranging and advising on mortgages as regulated activities will, when it comes into effect (expected to be October 2004), constitute a significant extension of the scope of regulation. Grandfathering will not be an appropriate means of obtaining permission for these activities, so lenders will have to obtain FSA permission and devise new compliance procedures.

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

Supervision

        In its role as supervisor of banks, the primary objective of the FSA is to fulfil its responsibilities under the 2000 Act regime relating to the safety and soundness of banks with the aim of strengthening, but not guaranteeing, the protection of depositors. The FSA has adopted a risk-based approach to bank supervision.

        The FSA requires Prudential to maintain a certain minimum capital adequacy ratio of total capital to risk-weighted assets and to report large exposures. The Interim Prudential Sourcebook for Banks, on a general level, requires banks operating in the United Kingdom to maintain adequate liquidity, taking into account the nature and scale of their business so that they are able to conduct business in a prudent manner and meet their obligations as they fall due. As part of its supervision, the FSA requires the banks subject to its supervision to provide it with information that the FSA may reasonably require to perform its functions under the 2000 Act regime.

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

        The FSA applies capital adequacy guidelines that accord with relevant EC directives and the Basel Accord of 1988, which established a framework for measuring the capital adequacy of international banking organizations. These guidelines implement a number of EC directives, including the Own Funds Directive, concerning capital requirements, the Solvency Ratio Directive, concerning solvency ratios that credit institutions must maintain, and the Capital Adequacy Directive, as amended, referred to as CAD, requiring credit institutions to provide capital for market risk. The FSA's guidelines impose on banks a requirement that they maintain a minimum level of capital to support on and off-balance sheet exposures, weighted according to broad categories of risk. Each bank subject to the FSA's guidelines must maintain a required capital adequacy ratio of total capital to risk-weighted assets. This ratio is set by the FSA individually for each such bank, but the ratio is in no case less than 8%.

        The FSA introduced a new market risk regime as from October 1, 1998 for implementation of its policy based on the Basel Accord and the parallel EC Market Risk Directive, known as the "CAD Amending Directive". Both the 1996 Basel Amendment to the Basel Accord and the CAD Amending Directive enable banks to use internal value-at-risk models to calculate capital charges for market risks.

        Banks that have a trading book over a certain size are obliged to meet the trading book capital requirements of the CAD and the CAD Amending Directive in respect of the market-related and credit-related risks arising from their trading activities. This involves splitting their business between trading and banking books. UK banks are required to maintain, in non-interest-bearing accounts at the Bank of England, a cash balance, known as the cash ratio deposit, which is based on eligible liabilities, primarily pound sterling deposits less amounts on loan to other monetary institutions. Although these balances count towards the liquidity requirements for the real time gross settlement system introduced in the United Kingdom during 1996, they are generally regarded as non-operational and, accordingly, do not count towards overall liquidity requirements. The liquidity standard for sterling, which the UK government introduced in January 1996, requires the maintenance of sufficient holdings of liquid assets to cover potential cash outflows over the next five business days. This policy applies to UK-incorporated retail banks and group UK-based sterling operations.

        In June 1999, the Basel Committee on Banking Supervision issued a proposal for a new capital adequacy framework to replace the Basel Accord of 1988. The new capital framework consists of three "pillars": minimum capital requirements that will expand and develop the standardized rules set out in the 1988 Accord, a supervisory review of an institution's capital adequacy and internal assessment process and effective use of market discipline to strengthen disclosure and encourage safe banking practices. In furtherance of its objective to replace the Basel Accord of 1988, on January 16, 2001 the Basel Committee published its consultation paper entitled "The New Basel Capital Accord" and is currently conducting an extended consultation process in connection with the paper with banking industry participants. The Basel Committee hopes to implement the new accord in 2006.

        On November 23, 1999 the European Commission published a consultation document on its proposals to review the existing capital adequacy framework for EU credit institutions and investment firms. The Commission's paper complements the Basel Committee's paper and similarly contains proposals on minimum capital requirements, supervisory review, and disclosure as an aid to market discipline.

        The European Commission also launched on February 5, 2001 a second round of consultations on a new capital adequacy framework for banks and investment firms. The European Commission will publish a third and final consultative document in mid-2003 shortly after the Basel Committee publishes its final consultative document on the proposed new Basel Capital Accord. The European Commission aims for the new EU capital adequacy regime to be implemented into EU member states' domestic legislation at the same time as the new Basel Capital Accord is implemented globally in 2006. The broad aim of the European Commission is for the new EU regime to:

  •
  reflect market change by taking into account the different needs of global players and locally acting institutions, with the one-size fits all approach likely to be abandoned,

  •
  align capital charges and underlying economic risk more closely,

  •
  provide incentives for enhanced risk mitigation standards, and

  •
  provide a framework to support a comprehensive assessment of the risks to which firms are exposed.

US Supervision and Regulation

General

        Prudential conducts its US insurance activities through Jackson National Life, which is a stock life insurance company licensed to transact its insurance business in, and subject to regulation and supervision by, the District of Columbia and 49 of the 50 states; Jackson National Life operates a subsidiary, Jackson National Life Insurance Company of New York, in the state of New York. The extent of such regulation varies, but most jurisdictions have laws and regulations governing the financial aspects of insurance companies, including standards of solvency, reserves, reinsurance and capital adequacy and the business conduct of insurance companies. In addition, statutes and regulations usually require the licensing of insurers and their agents and the approval of policy forms and related materials. These statutes and regulations in Jackson National Life's state of domicile, which is Michigan, also set out the permitted types and concentration of investments.

        Insurance regulatory authorities in each of the jurisdictions in which Jackson National Life does business require it to file detailed quarterly and annual financial statements, and these authorities have the right to examine its operations and accounts. In addition, Jackson National Life is generally subject to federal and state laws and regulations that affect the conduct of its business. New York and Michigan require their state insurance authorities to conduct an examination of an insurer under their jurisdiction at least once every five years. The New York Insurance authorities conducted an examination of Jackson National Life of New York in 2000 and the report included no material findings. Michigan insurance authorities completed a routine examination of Jackson National Life during the year 2001 and the report included no material findings. The New York insurance authorities are in the process of conducting an examination of Jackson National Life of New York for the year ending December 31, 2002.

        Jackson National Life's ability to pay shareholder dividends is limited under Michigan insurance law. The Michigan insurance commissioner ("the commissioner") may limit, or not permit the payment of, shareholder dividends if the commissioner determines that an insurer's surplus, as regards policyholders, is not reasonable in relation to its outstanding liabilities and is not adequate to meet its financial needs as required by Michigan insurance law. Jackson National Life must report any shareholder dividends to the commissioner before they can be paid. In the case of an extraordinary shareholder dividend or distribution, an insurer must give 30 days' advance notice to the commissioner and may not pay the dividend or distribution if the commissioner disapproves within such 30-day period. For this purpose, an extraordinary dividend or distribution means any dividend or distribution of cash or other property whose fair market value together with that of other dividends or distributions that an insurer made within the preceding twelve months exceeds the greater of 10% of the insurer's surplus as regards policyholders as of December 31 of the immediately preceding year, or the net gain from operations of the insurer, not including realized capital gains, for the prior year. In 2000, 2001 and 2002 Jackson National Life paid shareholder dividends of $176.3 million, $131.1 million and $142.0 million, respectively.

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

Guaranty Associations and Similar Arrangements

        Each of the 50 states of the United States, the District of Columbia and the Commonwealth of Puerto Rico have laws requiring insurance companies doing business within their jurisdictions to participate in various types of guaranty associations or other similar arrangements. These associations and arrangements provide certain levels of protection to policyholders from losses under insurance policies issued by insurance companies that became impaired or insolvent. Typically, these associations levy assessments, up to prescribed limits, on member insurers on a basis that is related to the member insurer's proportionate share of the business in the relevant jurisdiction of all member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Some jurisdictions permit member insurers to recover assessments that they paid through full or partial premium tax offsets, usually over a period of years. Prudential estimated its reserve for future guarantee fund assessments for Jackson National Life to be £25 million at December 31, 2002. Prudential believes this reserve to be adequate for all anticipated payments for known insolvencies.

Asset Valuation Reserve

        State regulators generally require that insurers establish an asset valuation reserve that consists of two components: a default component to provide for future credit-related losses on fixed income investments and an equity component to provide for losses on all types of equity investments. The asset valuation reserve establishes statutory reserves for fixed maturity securities, equity securities, mortgage loans, equity real estate and other invested assets. The reserve is designed to provide for all realized and unrealized gains and losses on such assets, other than those resulting from changes in interest rates. The level of reserves is based on both the type of investment and its rating. Contributions to the reserve may result in a slower growth in surplus or a reduction of Jackson National Life's unassigned surplus, which, in turn, may reduce funds available for shareholder dividends or shareholder distributions. The extent of the impact of its asset valuation reserve on Jackson National Life's surplus depends in part on the future composition of the investment portfolio.

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

The National Association of Insurance Commissioners Ratios

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

        One Jackson National Life ratio fell outside the usual range in 2002. This was the net income to total income ratio which fell outside the usual range because of the net loss reported for 2002. The net loss resulted from realized capital losses. Although the statutory gain from operations was $128 million, it was more than offset by $386 million of realized investment losses. Any net loss is considered unusual for this ratio.

Policy and Contract Reserve Sufficiency Analysis

        Michigan insurance law requires Jackson National Life to conduct annually an analysis of the sufficiency of its life and annuity reserves. A qualified actuary must submit to the insurance department an opinion that states that the reserves, when considered in the light of the assets that an insurance company holds with respect to such reserves, make good and sufficient provision for the associated contractual obligations and related expenses of the insurance company. If a qualified actuary cannot provide such an opinion, then the insurance company must set up additional reserves by moving funds from unassigned surplus. The 2002 opinion has been submitted to the insurance department without any qualifications.

Jackson National Life's Capital and Surplus

        Michigan insurance law requires Jackson National Life, as a domestic stock life insurance company, to maintain at least US$7,500,000 in unimpaired capital and surplus. In addition, insurance companies are required to have sufficient capital and surplus to be safe, reliable and entitled to public confidence.

        As a licensed insurer in the District of Columbia and every state but New York, where it operates through a subsidiary, Jackson National Life is subject to the supervision of the regulators of each such jurisdiction. In connection with the continual licensing of Jackson National Life, regulators have discretionary authority to limit or prohibit the new issuance of business to policyholders when, in their judgment, the regulators determine that such insurer is not maintaining minimum surplus or capital or if the further transaction of business will be hazardous to policyholders.

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

        Any state adopting the model act gives the state insurance commissioner explicit regulatory authority to require various actions by, or take various actions against, insurance companies whose adjusted capital does not meet minimum risk-based capital standards. The Michigan insurance commissioner takes into account the National Association of Insurance Commissioners' risk-based capital standards to determine adequate compliance with Michigan insurance law. At December 31, 2002, Jackson National Life's total adjusted capital under the National Association of Insurance Commissioners' definition substantially exceeded Michigan standards.

Regulation of Investments

        Jackson National Life is subject to state laws and regulations that require diversification of its investment portfolio, limit the amount of investments in certain investment categories such as below investment grade fixed income securities, equity real estate, foreign securities and common stocks and forbid certain other types of investments altogether. Jackson National Life's failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated by the Michigan Insurance Division as non-admitted assets for purposes of measuring surplus, and, in some instances, the Michigan Insurance Division could require divestiture of non-qualifying investments.

Federal Financial Services Regulation

Thrift Regulation

        Jackson National Life, through JNL Thrift Holdings, Inc. ("Thrift Holdings"), owns Jackson Federal Bank, a federally chartered savings association, or "thrift". Jackson Federal Bank is subject to extensive regulation and examination by the Office of Thrift Supervision of the U.S. Department of the Treasury (the "OTS"). Jackson Federal Bank's deposits are insured to applicable limits by the Federal Deposit Insurance Corporation (the "FDIC"), and Jackson Federal Bank is therefore subject to a certain amount of regulation by the FDIC.

        In addition, the parent companies of Jackson Federal Bank, including Thrift Holdings, Jackson National Life and Prudential plc, are subject to regulation by the OTS as thrift holding companies. Because the parent companies of Jackson Federal Bank control only a single thrift, they are regulated as so-called "unitary" thrift holding companies—a status that confers certain benefits that are described below.

Holding Company Regulation

        One of the principal advantages of unitary thrift holding company status relates to the ability of a unitary thrift holding company to acquire other types of financial and non-financial companies in the United States without regard to restrictions on such affiliations that apply to banking organizations and to "multiple" thrift holding companies (i.e., thrift holding companies that control more than one thrift). Under U.S. federal banking laws, including the Gramm-Leach-Bliley Act of 1999, bank holding companies and foreign banking organizations that meet certain criteria, as well as multiple thrift holding companies, are permitted to engage in a broad range of financial activities through their affiliates. These types of organizations are not, however, permitted to engage in commercial activities either directly or through affiliates.

        In contrast, unitary thrift holding companies that existed before the Gramm-Leach-Bliley Act and entities that had submitted applications to become unitary thrift holding companies as of May 4, 1999, are "grandfathered" or exempted from these restrictions, and the Gramm-Leach-Bliley Act does not impose affiliation restrictions on grandfathered unitary thrift holding companies. Jackson Federal Bank's parent companies, including Prudential plc, meet the criteria to be grandfathered unitary holding companies under the Gramm-Leach-Bliley Act. However, this privilege exists only so long as the parent companies preserve their status as a grandfathered unitary thrift holding companies. The primary restrictions in this regard are that the parent companies cannot undergo a change in control or acquire a separate US bank or thrift (unless the acquired institution is merged with the existing thrift subsidiary, Jackson Federal Bank).

        In addition, Jackson Federal Bank's parent companies, including Prudential plc, could become subject to restrictions on their activities and investments if Jackson Federal Bank were to fail to be a "qualified thrift lender" ("QTL") under the Home Owners' Loan Act ("HOLA"). In general, in order for Jackson Federal Bank to remain a QTL, a certain percentage of its assets must consist of residential real estate mortgage loans, consumer loans, small business loans and other similar and related assets. Jackson Federal Bank is currently in compliance with QTL standards. In addition to triggering restrictions on activities of affiliates, failure to remain a QTL would also trigger restrictions on the ability of Jackson Federal Bank to obtain funding from the Federal Home Loan Bank System, establish new branches and pay dividends.

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

Regulation of Jackson Federal Bank

        Jackson Federal Bank is subject to extensive regulation and examination by the OTS under HOLA and other federal laws and regulations. These laws and regulations govern Jackson Federal Bank's lending, deposit-taking and other activities, establishment of branches, transactions with affiliates, payment of dividends, capital adequacy and "community reinvestment" activities.

  Capital Adequacy

        Jackson Federal Bank is subject to OTS capital requirements. An institution's capital category depends upon where its capital levels are in relation to relevant capital measures, which include a risk-based capital measure, a leverage ratio capital measure, a tangible equity ratio measure, and certain other factors. Federal law and regulations establish minimum capital standards and also establish five capital categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

        Undercapitalized depository institutions are subject to growth limitations, the requirement to submit a capital restoration plan, and a variety of other restrictions the severity of which are keyed to the capital tier and other factors. Ultimately, critically undercapitalized institutions are subject to the appointment of a receiver or conservator. If an insured institution fails, the FDIC is appointed as receiver for the institution. Claims for administrative expenses of the receiver and for deposits in U.S. branches (including claims of the FDIC as subrogee of the failed institution) have priority over the claims of general unsecured creditors.

        As of December 31, 2002, Jackson Federal Bank met all capital requirements to which it is subject and satisfied the requirements to be treated as well-capitalized.

  Deposit Insurance

        The FDIC insures the deposits of Jackson Federal Bank to the applicable maximum limits. The FDIC administers two separate deposit insurance funds, the Bank Insurance Fund and the Savings Association Investment Fund (the "SAIF"). The SAIF is a deposit insurance fund for most savings associations. Jackson Federal Bank is a member of the SAIF.

        The FDIC has established a risk-based system for setting deposit insurance assessments. Under the risk-based assessment system, an institution's insurance assessments vary according to the level of capital the institution holds and the degree to which it is the subject of supervisory concern. In addition, regardless of the potential risk to the insurance fund, federal law requires the FDIC to establish assessment rates that will maintain each insurance fund's ratio of reserves to insured deposits at $1.25 per $100. Both funds met this reserve ratio as of December 31, 2002. During 2002, the assessment rate for SAIF deposits ranged from zero to 0.27% of assessable deposits. Jackson Federal Bank qualified for the lowest rate on its deposits in 2002.

  Affiliate Transaction Restrictions

        Jackson Federal Bank is subject to certain restrictions under federal law and OTS regulations on extensions of credit to, and other transactions with, affiliates and insiders (e.g., directors, executive officers and controlling shareholders) of Jackson Federal Bank. For these purposes, "affiliate" generally includes parent companies such as Jackson National Life and Prudential plc, and any company under common control with Jackson Federal Bank. Depending on the type of transaction, Jackson Federal Bank's transactions with insiders and affiliates may be subject to prohibitions, quantitative restrictions (such as limitations based on a percentage of Jackson Federal Bank's capital), collateralization requirements and/or qualitative standards (such as requirements that transactions be on arm's length terms).

  Community Reinvestment Act

        The Community Reinvestment Act ("CRA") requires that Jackson Federal Bank ascertain and help meet the credit needs of the communities it serves, including low- to moderate-income neighborhoods, while maintaining safe and sound banking practices. The OTS assigns one of four possible ratings to Jackson Federal Bank's CRA performance and is required to make public Jackson Federal Bank's rating and written evaluation. The four possible ratings of meeting community credit needs are "outstanding", "satisfactory", "needs to improve", and "substantial noncompliance". In 2002, Jackson Federal Bank received a "satisfactory" CRA rating from the OTS.

USA PATRIOT Act

        On October 26, 2001, President George W. Bush signed into law the USA PATRIOT Act ("Patriot Act"). The Patriot Act includes numerous provisions designed to fight international money laundering and to block terrorist access to the U.S. financial system. The U.S. Treasury Department has issued a number of regulations implementing the Patriot Act that apply certain of its requirements to financial institutions such as Prudential's banking and broker-dealer subsidiaries. Among other things, the regulations impose new obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing. Jackson National Life does not expect the impact of the Patriot Act on its operations to be material, and has established policies and procedures to ensure compliance with the Patriot Act's provisions. The Treasury Department is expected to issue a number of additional regulations which will further clarify the Patriot Act's requirements, including with respect to insurance companies.

Changes in Regulations

        Proposals to change the laws and regulations governing the banking industry are frequently introduced in U.S. Congress, in the state legislatures and before the various bank regulatory agencies. The likelihood and timing of any proposals or legislation and the impact they might have on Jackson National Life and its subsidiaries cannot be determined at this time.

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

        Jackson National Asset Management, LLC is registered with the Securities and Exchange Commission as an investment adviser under the Investment Advisers Act of 1940 and a transfer agent under the Securities Exchange Act of 1934 (the "Securities Exchange Act"). Curian Capital, LLC is registered with the Securities and Exchange Commission as an investment adviser under the Investment Advisers Act of 1940. The mutual funds for which Jackson National Asset Management LLC serves as investment adviser are subject to regulation under the Securities Act of 1933 (the "Securities Act") and the Investment Company Act of 1940 (the "Investment Company Act"). In addition, variable annuities and the related separate accounts of Jackson National Life are subject to regulation by the Securities and Exchange Commission under the Securities Act and the Investment Company Act as well as applicable insurance laws.

        Each of Jackson National Life Distributors, Inc., National Planning Corporation, SII Investments, Inc., INVEST and ICA is registered as a broker-dealer under the Securities Exchange Act. National Planning Corporation was formerly known as Jackson National Financial Services, Inc. Jackson National Life Distributors, National Planning Corporation, SII Investments Inc., INVEST and ICA are subject to regulation and supervision by the Securities and Exchange Commission, each of the state securities authorities (to the extent that they transact business in that state), and the National Association of Securities Dealers, Inc., each of which has broad administrative and supervisory powers relative to all aspects of the broker-dealer business and may examine a broker-dealer's business and accounts at any time.

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

Financial Services Regulatory and Legislative Issues

        The US President has in the past proposed to increase the taxes levied against the insurance industry to increase the federal budget revenues. The industry has been very successful in resisting these proposals on the grounds that an increase in taxes on insurance companies or insurance policies would have a negative affect on US citizens saving for their retirement. The insurance industry is very vigilant in monitoring these proposals and taking action to oppose them.

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

Asian Supervision and Regulation

        At the country level, Prudential's businesses in Asia are subject to comprehensive regulatory and supervisory schemes in the jurisdictions in which they operate. The laws and regulations vary from country to country, but the regulators generally have sufficient powers to grant or revoke licenses and registrations and therefore the ability to transact business.

        Regulations are generally widely drawn and often include provisions governing both financial matters and the way in which PCA conducts and governs its business. Specific regulations exist to control many aspects of insurance and asset management businesses. This includes the registration of agents, the approval of products, the diversification and protection of company's assets, the provision of minimum capital, the calculation of the company's solvency and reserves and the valuation of policy liabilities. In some markets, the regulators also have powers over affiliations with other financial institutions, change of control of operating entities and the movement of capital and dividends. The regulators undertake regular examinations of financial statements and other returns as well as carrying out inspections of business operations.

        A number of Asian countries require insurance companies to participate in policyholder protection schemes under which companies contribute to a fund to support policyholders of failed insurers.

        In keeping with international developments, some Asian jurisdictions have updated or are expected to update their corporate governance frameworks, further laws and regulations in this area are expected during 2003.

        For PCA's more material operations the details of the regulatory regimes are as follows:

Hong Kong

        The Office of the Commissioner of Insurance is the regulatory body set up for the administration of the Insurance Companies Ordinance (referred to as the ICO). The Office is headed by the Commissioner of Insurance who has been appointed as the Insurance Authority for administering the ICO.

        Authorization pursuant to the provisions of the ICO must be obtained for a company to carry on any class of insurance business in or from Hong Kong. The Hong Kong branch of Prudential Assurance is authorized to carry on both long-term business and general business under a composite license.

Japan

        The Financial Services Agency of Japan (referred to as the JFSA) regulates Japanese insurance companies and other financial institutions. The supervision of insurance companies is specifically undertaken by the Insurance Business Division of the JFSA. The fundamental principles of insurance regulation are set out in the Insurance Business Law (referred to as the IBL).

        PCA Life is licensed by and registered with the JFSA as a life insurance company. Apart from operating in accordance with the IBL and applicable formal regulations, the company also needs to comply with the Inspection Manual and other guidance issued by the JFSA.

Singapore

        Insurance company regulation and supervision in Singapore is undertaken by the Monetary Authority of Singapore (referred to as the MAS). In order to sell insurance in Singapore, companies need to be licensed by the MAS.

        Until August 2002 Prudential Assurance Company Singapore only held a life insurance license after which date, on application, it became registered and licensed to sell both life and general insurance business. This licensing applies to product manufacturing.

Taiwan

        The Taiwanese Ministry of Finance (referred to as the MOF) is responsible for approving a company's participation in insurance activities and for regulating and supervising authorized insurers. The MOF regulates all aspects of life insurance business including financial matters, capital adequacy, agency contracts, the training of agents and selling practices including the standards for issuing policies. PCA's Taiwanese operation is licensed for life insurance business.

Malaysia

        The insurance industry in Malaysia is highly regulated and Bank Negara is the regulatory body responsible for supervising and regulating the conduct of financial services including insurance business. The law that governs the insurance industry is the Insurance Act 1996 which came into force on January 1, 1997 and is supplemented by regulations.

        All insurance companies must be licensed with the Ministry of Finance. In addition, they are required to be a member of the Life Insurance Association of Malaysia and/or General Insurance Association of Malaysia. PCA's Malaysian operation currently holds a license for both life and general insurance business.

Item 5.    Operating and Financial Review and Prospects

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis should be read in conjunction with Prudential's consolidated financial statements and the related notes to Prudential's consolidated financial statements included elsewhere in this document. Prudential's consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain material respects from US GAAP. For a summary of the material differences between UK GAAP and US GAAP relevant to Prudential's financial statements, see Notes 35 of the notes to Prudential's consolidated financial statements. A summary of the critical accounting policies which have been applied to these statements is set forth in the section below entitled "—UK GAAP Critical Accounting Policies".

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

Introduction

        Prudential provides a broad range of financial products and services, primarily to the retail market. The period since 2000 has been one of significant change as Prudential has positioned itself to compete internationally in an increasingly challenging global marketplace.

        In 2000, Prudential completed its listing on the New York Stock Exchange and completed an initial public offering of Egg plc on the London Stock Exchange.

        In 2001, Prudential restructured its UK Insurance Operations to improve operational effectiveness and customer focus, while reducing operating costs. In November 2001, Prudential agreed to transfer its personal lines property and casualty insurance business to Winterthur Insurance and the Churchill Group, its UK subsidiary. The transfer was completed on January 4, 2002 and resulted in a profit on disposal of £355 million after allowing for the costs of sale and other related items.

        In 2002, Prudential's UK Insurance Operations announced plans to establish an offshore service center in India to improve customer contact service for the UK business and achieve additional cost savings. This initiative is expected to incur a restructuring charge of approximately £20 million with an estimated total impact on shareholders of £5 million by 2004, with the remaining £15 million borne by the PAC long-term fund. However, the charge is expected to be offset by gross cost savings from 2006 of approximately £16 million, of which approximately £4 million per annum is expected to be attributable to shareholders. See "Item 4—Information on the Company—Business of Prudential—UK Business Units—UK Restructurings". In November 2002, Prudential agreed to sell its German life business (the policies for which are underwritten through a Dublin-based life insurance company) to Canada Life for €129 million (£82 million). The sale was completed on January 1, 2003. See "Item 4—Information on the Company—Business of Prudential—European Business—Sale of German Business to Canada Life".

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

General Economic and Market Conditions

        In the 1990s, retail financial services and fund management markets in the United Kingdom and the United States benefited from generally favorable economic and market conditions. During that period, both the United Kingdom and the United States experienced strong economic growth, stable interest rates, low inflation rates and very strong growth in stock market prices. However over the last few years, stock market prices have fallen significantly as have interest rates. Despite these recent fluctuations, Prudential believes that the historical strength of the UK and US equity markets, combined with demographic factors and governmental efforts to increase individual savings and self-provision for retirement, have resulted in increased consumer focus on savings and investment products.

        In Asia, any further global economic slowdown is likely to depress short-term growth. However, over the long-term, Prudential believes the potential in Asia remains and that it is in a strong position to benefit from the long-term growth potential throughout the region.

        Changes in interest rates and returns from equity, real estate and other investments as well as volatility in these items may affect Prudential's profitability. In the United Kingdom, where Prudential invests in debt and other fixed income securities, equity securities and real estate, shareholders' profits under UK GAAP are largely a function of the bonuses it declares on with-profits products. The most important influences on the bonus rates are the overall rate of return earned on investments and Prudential's expectation of future investment returns. See "Analysis by Geographic Region—United Kingdom—Basis of Profits", "—With-profits Products" and "—Bonus Rates" below. In recent years, Prudential's long-term expectations of lower investment returns have had a negative impact on annual bonus rates and, as a result, shareholders' profit. A sustained fall in equity markets would have a negative impact on final bonus rates and, consequently, shareholders' profit. Prudential's bonus policy and its impact on profitability is addressed in more detail in "UK GAAP Critical Accounting Policies" below.

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

Regulation

        In recent years, the insurance sectors in the markets in which Prudential operates have faced increased scrutiny. In 1997, Prudential was publicly criticized by its UK regulators for its treatment of pension mis-selling during the period from 1988 to 1994 and for failures to adequately monitor and train its salesforce. In 2001, a fine of £650,000 was levied by the Personal Investment Authority on Prudential, following an inspection in 1999 of Prudential's Phase 1 procedures, which revealed instances of delay in making payments of redress and of deficiencies in its record keeping. Pension mis-selling is discussed in more detail under Item 4, "Information on the Company—Business of Prudential—UK Business—Compliance—Pension Mis-selling". In March 2003, the FSA levied a fine of £750,000 on Prudential for the mis-selling of mortgage endowment policies by Scottish Amicable during the period from January 1999 to February 2001. Mortgage endowment mis-selling and regulatory actions taken by the FSA to address the issue are discussed in more detail under under Item 4, "Information on the Company—Business of Prudential—UK Business—Compliance—Mortgage Endowment Products Review".

        Additional regulation, scrutiny and related costs have put pressure on the margins on new business. In the United States, Prudential has been the subject of regulatory sanctions and class actions. These class actions are discussed in more detail under Item 4, "Information on the Company—Business of Prudential—Legal Proceedings". Changes in pensions financial services and tax regulation could have an impact on Prudential's results. See Item 4, "Information on the Company—Supervision and Regulation of Prudential" for a summary of the current regulatory environment in which Prudential conducts its business.

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

UK GAAP Critical Accounting Policies

        Prudential's discussion and analysis of its financial condition and results of operations are based upon Prudential's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United Kingdom. Prudential's financial statements are prepared in accordance with the modified statutory basis ("MSB") of reporting of long-term business. This is in accordance with the Statement of Recommended Practice issued by the Association of British Insurers ("ABI") in December 1998. In broad terms, MSB profits for long-term business reflect the aggregate of statutory transfers from with-profits funds and profits on a traditional deferred and matching approach for other long-term business.

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

        The critical accounting policies in respect of the items discussed below are critical for the group's results in so far as they relate to the group's shareholder financed business, in particular for Jackson National Life.

Long-term Business Provision

        At December 31, 2002, the long-term business provision represented 65% of Prudential's total liabilities. These liabilities predominantly relate to with-profits and other protection type policies. These liabilities are estimated using actuarial methods based on assumptions relating to premiums, interest rates, investment returns, expenses, mortality and surrenders.

        The future policyholder benefit provisions for Jackson National Life's conventional protection-type policies are determined using the net level premium method, with an allowance for surrenders and claims expenses. Rates of interest used in establishing the policyholder benefit provisions range from 6.0% to 8.4%. Mortality assumptions range from 50% to 90% of the 1975-1980 Basic Select and Ultimate tables, depending on underwriting classification and policy duration. For investment-type products sold by Jackson National Life, the policyholder benefit provision included within technical provisions in the consolidated balance sheets is the policyholder account balance.

        The future policyholder benefit provisions for Asian businesses are determined in accordance with methods prescribed by local GAAP. In regions where local GAAP is not well established, US GAAP is used as the most appropriate proxy to local GAAP. The valuation of policyholder benefit provisions may differ from that determined on a UK modified statutory basis.

Fair Value of Assets

        Equity securities, debt and other fixed income securities, except for those held by Jackson National Life (which are carried at amortized cost), are carried at fair value with unrealized gains and losses reflected in the profit and loss account. Fair value is based on market prices for listed securities and on quotations provided by external fund managers, brokers, independent pricing services or values determined by management for unlisted securities. Where third party information is not available, the group performs alternative valuation techniques, including discounted cash flow analysis, option-adjusted spread models, and enterprise valuation.

        Except to the extent of other than temporary impairments, movements in the fair value of Jackson National Life's bond portfolio do not impact shareholders' profits or funds. Impairments in the carrying value of the individual bonds and other fixed income securities that are considered other than temporary are reflected as losses in profit or loss before tax. Among the factors considered is whether the decline in fair value results from a change in the quality of the security itself, or from a downward movement in the market as a whole, and the likelihood of recovering the carrying value based on the current and short term prospects of the issuer. Unrealised losses that are considered to be primarily the result of market conditions, such as increasing interest rates, unusual market volatility or industry-related events, and where the group also believes there exists a reasonable expectation for recovery and, furthermore, has the intent and ability to hold the investment until maturity or the market recovers, are usually determined to be temporary.

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

Deferred Acquisition Costs

        In common with other insurers, Prudential incurs significant costs in connection with acquiring new insurance business. These costs, which vary with and are primarily related to the production of new business, are capitalized and amortized against margins in future revenues on the related insurance policies. The recoverability of the asset is measured and the asset is deemed impaired if the projected future margins are less than the carrying value of the asset. Management makes assumptions as to whether certain costs should be deferred or not and whether they will be offset by future margins on the policies. To the extent that the actual future margins differ from those anticipated then an adjustment to the carrying value of the deferred acquisition cost asset will be necessary.

        The deferral and amortization of deferred acquisition costs is of most relevance to the group's reported profits for shareholder financed long-term business operations, principally Jackson National Life in the United States. In 2002, for Jackson National Life, poor equity market performance has lowered future expected profits on the variable annuity line through lower fee income and an increased provision for future guaranteed minimum death benefit claims. As a result, the deferred acquisition cost asset associated with the variable annuities has become impaired. During 2002, the asset has been reduced through increased amortization compared to 2001 of approximately £85 million primarily due to the poor market performance. Further impairments or accelerated amortization of this deferred acquisition cost asset are likely to result if future market returns are below assumed levels.

Deferred Tax

        Deferred tax assets and liabilities generally are recognized in accordance with the provisions of FRS 19 "Deferred Tax" ("FRS 19"). Prudential has chosen not to apply the option available under FRS 19 of recognizing such assets and liabilities on a discounted basis to reflect the time value of money. Except as set out in FRS 19, deferred tax is recognized in respect of timing differences that have originated but not reversed by the balance sheet date. Deferred tax assets are recognized to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. The UK taxation regime applies separate rules to trading and capital profits and losses. The distinction between timing differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets under FRS 19. Accordingly, for the 2002 results and balance sheet position at December 31, 2002, the possible tax benefit, which may arise from capital losses valued at approximately £1.7 billion, is sufficiently uncertain that it has not been recognized.

Derivative Financial Instruments

        Jackson National Life uses derivatives (primarily interest rate swaps) to hedge certain risks in conjunction with its asset/liability management program. As permitted by UK GAAP, earnings for Jackson National Life exclude the fair value of fluctuations on these derivative instruments including, in particular, those that are regularly used to manage risks associated with movements in interest rates. Under UK GAAP such derivatives are not required to be accounted for at fair value.

Other Features of UK GAAP Accounting That Are of Particular Significance to an Understanding of Prudential's UK GAAP Results

        The other features that are of significance relate to the method of accounting for the assets and liabilities of the group's with-profit funds. A summary of this basis of accounting is included in Item 5, "Operating and Financial Review and Prospects—Analysis by Geographic Region—United Kingdom—Basis of Profits". Further details are described below.

        The future policyholder benefit provisions on conventional with-profits and other protection-type policies are calculated using the net premium method. The net premium is calculated such that it would be sufficient at the outset of the policy to provide only for the discounted value of the original guaranteed death and maturity benefits. The provision is then calculated by subtracting the present value of future net premiums from the present value of future benefits (including vested bonuses) using a prudent discount rate. The assumptions to which the estimation of the long-term business provision is particularly sensitive are the interest rate used to discount the provision and the assumed future mortality experience of policyholders. The net premium reserves are calculated using assumptions for interest, mortality, morbidity and expense, but without assumptions for withdrawals. These assumptions are determined as prudent best estimates at the date of valuation. Interest rates used in establishing policyholder benefit provisions for conventional with-profits policies in the consolidated financial statements range from 3.0% to 5.0%. The interest rates used in establishing policyholder benefit provisions for pension annuities in the course of payment are adjusted each year and ranged from 2.4% to 5.4% for 2002, and 5.0% to 6.0% for 2001 and 2000. Mortality rates used in establishing policyholder benefit provisions are based on published mortality tables adjusted to reflect actual experience. For PAC's accumulating with-profits business, the provision is taken as the lower of:

  •
  the accumulated fund or the value at the bid price of the notional number of units allocated to policyholders, in both cases excluding final bonuses, and

  •
  the surrender or transfer of value which, having regard to policyholders' reasonable expectations, would be payable at the valuation date,

or, if greater, the value of the guaranteed liabilities excluding final bonuses calculated on a gross premium bonus reserve method.

        For the purpose of calculating the liability using the bonus reserve method, the assumed interest rates range from 3.2% to 5.0%, while future reversionary bonuses are assumed to fall from current levels to zero at 1.5% per year. For unitized with-profits policies, the policyholder benefit provisions are based on the policyholder account balance.

        If actual experience differs from these assumptions, or the basis of preparation is altered (for example, as for UK unitized with-profits business in 2002), then the value of the liabilities would need to be adjusted. See Item 4, "Business of Prudential—UK Business Units—UK Insurance operations—Life Insurance Products—Savings Products—Investment Bonds" for a discussion of Prudential's unitized with-profits business.

        For with-profits business (including non-participating business of Prudential Annuities Limited which is owned by the PAC with-profits fund), adjustments to liabilities and any related tax effects are recognized in the profit and loss account. However, except for any impact on the annual declaration of bonuses, shareholder profits for with-profits business and shareholders' funds would not be affected by adjustments to liabilities. This is because UK GAAP profits for with-profits business solely reflect one-ninth of the cost of bonuses declared for the year. Adjustments to the UK GAAP basis long-term business provision for the PAC with-profits fund would normally reflect changes that have also been reflected in the annual regulatory returns submitted to the FSA. Except to the extent of any second order effects on other elements of the regulatory returns, such changes can be expected to have a consequent effect on the excess of assets over liabilities of the fund for purposes of solvency calculations, and the related free asset ratio which is an indicator of the overall financial strength of the fund. Similar principles apply to the group's Asian with-profits business.

Fund for Future Appropriations

        The excess of assets over liabilities (including long-term business provision) of the group's long-term with-profits funds are retained within the fund for future appropriations and excluded from equity. Similarly excesses and deficits of net income over the UK basis surplus for distribution to policyholders and shareholders are transferred to, or from, the fund for future appropriations.

        Changes to the level of the fund for future appropriations do not directly impact shareholders' results or funds. After allowing for differences in the basis of preparation of UK GAAP and UK regulatory returns, movements in the level of the fund for future appropriations are broadly indicative of movements in the excess of regulatory basis assets over liabilities of the fund. In turn, movements in this excess as a proportion of liabilities are indicative of changes in the financial strength of the fund. Differences in the basis of preparation of UK GAAP and UK regulatory returns arise principally from the treatment of certain regulatory basis liabilities, such as mismatching reserves (that are accounted for as reserves within the fund for future appropriations), recognition of deferred acquisition costs for UK GAAP, and asset valuation differences and admissibility deductions reflected in the regulatory returns.

Profits Recognition

        As outlined in "—Basis of Profits" below, Prudential's results include an annual profit distribution to shareholders from long-term with-profits funds that represents an amount of up to one-ninth of the value of that year's bonus declarations to policyholders. The distribution corresponds directly to the post-tax modified statutory basis profit for with-profits business. The boards of directors of the subsidiary companies that have with-profits operations, using the advice of their appointed actuary, determine the amount of annual and final bonuses to be declared each year on each group of contracts. More detail on Prudential's bonus policy is set out in "—Analysis by Geographic Operations—UK Operations—Basis of Profits".

Fair Value of Assets

        Changes in the fair value of assets of Prudential's long-term with-profits funds will primarily be reflected in the excess of assets over liabilities recorded under UK GAAP as the fund for future appropriations. Shareholders' profits from with-profits business and shareholders' funds are not directly impacted by movements in the fair values of the assets. However, current investment performance is a factor that is taken into account in the setting of the annual declaration of bonuses which, in turn, affects UK shareholder profits to the extent of one-ninth of the cost of bonus.

        Changes in the fair value of assets of unit-linked (separate account) funds are normally accompanied by a matching change in unit-linked business liabilities that is also recognized in the profit and loss account.

Investment Returns

        For with-profits business, investment returns together with other income and expenditure are recorded within the profit and loss account. However, the difference between net income of the fund and the cost of bonuses and related statutory transfers is reflected in an amount transferred to or from the fund for future appropriations within the profit and loss account. Except to the extent of current investment returns being taken into account in the setting of bonus policy, the investment returns of with-profits fund in a particular year do not affect shareholder profits or with-profits funds.

Overview of Consolidated Results

        The following table shows Prudential's UK GAAP consolidated total profit on ordinary activities on the modified statutory basis for the periods indicated.

	Year Ended December 31,
	2002	2001	2000
	(In £ Millions)
Operating profit before amortization of goodwill and tax(1)
Continuing operations:
UK operations	419	422	438
US operations	153	298	466
Asian operations	62	25	36
European operations	1	(24)	(10)
Other income and expenditure	(189)	(130)	(123)
UK restructuring costs	(14)	(41)	—

Total continuing operations	432	550	807

Discontinued operations
UK personal lines property and casualty operations	—	79	33
UK restructuring costs	—	(7)	—

Total discontinued operations	—	72	33

Operating profit before amortization of goodwill and tax	432	622	840

Amortization of goodwill	(98)	(95)	(84)
Short-term fluctuations in investment returns	(205)	(480)	(48)
Profit on business disposals	355	—	120
Merger break fee net of expenses	—	338	—
Profit on Egg flotation	—	—	119

Total profit on ordinary activities before tax	484	385	947

Tax on profit on ordinary activities
Tax on operating profit before amortization of goodwill	(122)	(174)	(260)
Tax on items excluded from operating profit before amortization of goodwill	78	153	(54)

Total tax on profit on ordinary activities	(44)	(21)	(314)

Profit on ordinary activities after tax before minority interests	440	364	633

Minority interests	9	25	24

Profit on ordinary activities after tax and minority interests	449	389	657

(1)
Due to the long-term nature of Prudential's business, the basis of presentation of operating profit may not be comparable with other UK companies. See Note 4 of the notes to Prudential's consolidated financial statements for a description of the basis.

Profit Before Tax

        Total profit on ordinary activities before tax in 2002 was £484 million compared with £385 million in 2001. The increase in 2002 primarily reflects a £355 million profit on the disposal of the UK personal lines property and casualty operations, and a £275 million decrease in negative short-term fluctuations in investment returns primarily due to a reduced charge for defaults and impairments on bonds in the United States. However, these results were partially offset by a £145 million reduction in operating profits from Jackson National Life, principally reflecting increases in both the amortization of deferred acquisition costs, costs in respect of the provision of guaranteed minimum death benefits and a £121 million charge in relation to averaged realized gains and losses on bonds and the non-recurrence of the merger break fee of £338 million in 2001.

        Total profit on ordinary activities before tax in 2001 was £385 million compared with £947 million in 2000. The decrease in 2001 reflects a £168 million reduction in profits from Jackson National Life in the United States, a £432 million increase in negative short-term fluctuations in investment returns primarily due to defaults and impairments on bonds in the United States and the non-recurrence of profits on business disposals and on the Egg flotation of £239 million in 2000. These losses were partially offset by £338 million net of related expenses representing the American General merger termination break fee. Goodwill amortization of £95 million in 2001 was £11 million higher than 2000 primarily due to a full year charge in relation to acquisitions in Taiwan and of US broker dealer operations.

Profit After Tax

        Profit after tax before minority interests in 2002 was £440 million compared with £364 million in 2001 and £633 million in 2000. These movements reflect the movements in profit before tax in those years and effective tax rates of 9.1% in 2002, 5.5% in 2001 and 33.2% in 2000. The low rate of tax in both 2002 and 2001 reflects tax payable on business disposals and on the merger break fee being relieved against capital losses available to the group which were acquired during 2001.

Analysis by Geographic Region

        Prudential focuses on operating profit before amortization of goodwill and tax by geographic region as the primary measure of current year performance. This excludes exceptional items, such as profits on business disposals, and includes the investment return for (i) the UK shareholders' funds, (ii) Jackson National Life and (iii) for those periods prior to its disposal, the UK personal lines property and casualty insurance operations, using a longer term rate of return, rather than the actual return for the year, in accordance with UK GAAP and The Association of British Insurers' guidelines. The analysis and discussion below is based upon operating profit before amortization of goodwill and tax. Due to the long-term nature of Prudential's business, its basis of presentation of operating profit may not be comparable with other UK companies. See Note 4 of the notes to Prudential's consolidated financial statements for a description of this basis.

        For all of Prudential's long-term insurance businesses (United Kingdom, United States, Asia and Europe), operating profit is generated principally from its in force book of business. Prudential's in force book is business written in earlier years and on which it continues to declare bonuses or credit interest to policyholders and generate profit for shareholders. These books of in force business have been built up over many years with the result that, for Prudential's long-term insurance business, sales in any one year do not have a significant impact on shareholders' profit in that year, but may have an impact in subsequent years.

United Kingdom

Basis of Profits

        In order to understand how Prudential's results are derived it is necessary to understand how profit emerges from its with-profits business.

        Prudential's results comprise an annual profit distribution to shareholders from its UK long-term with-profits fund, hereafter referred to as the with-profits fund, as well as profits from its other businesses. Prudential's primary UK GAAP financial statements are prepared under the modified statutory basis of reporting as required by UK law. For most of its operations, other than its UK long-term insurance businesses, the modified statutory basis matches items of income and related expenditure within the same accounting period. This is achieved through the deferral of acquisition costs and application of the accruals concept.

With-profits Products

        For Prudential's UK long-term insurance business, the primary annual contribution to shareholders' profit comes from its with-profits products. With-profits products are designed to provide policyholders with smoothed investment returns through a mix of annual and final bonuses. Shareholders' profit in respect of bonuses from with-profits products represents an amount of up to one-ninth of the value of that year's bonus declaration to policyholders. The smoothing inherent in the bonus declarations provides for relatively stable annual shareholders' profit from this business.

Bonus Rates

        The main factors that influence the determination of bonus rates are the return on the investments of the with-profits fund, the effect of inflation, taxation, the expenses of the fund chargeable to policyholders and the degree to which investment returns are smoothed. The overall rate of return earned on investments and the expectation of future investment returns are the most important influences on bonus rates. The assets backing the with-profits business are predominantly invested in equities and real estate. If the financial strength of the with-profits fund were adversely affected, then a higher proportion of fixed interest or similar assets might be held by the fund.

Fund For Future Appropriations

        The annual excesses of premiums and investment returns over claim payments, operating expenses and the change in benefit provisions within Prudential's with-profits fund that are not distributed in that year as bonuses and related shareholders' profit are transferred to the fund for future appropriations by a charge to the profit and loss account of the with-profits fund. Any shortfall in such amounts would result in a transfer from the fund for future appropriations by a credit to the profit and loss account of the long-term fund. Current year amounts in respect of premiums, investment returns, operating expenses and unusual charges or credits do not directly affect the distribution of profit to shareholders from the with-profits business in that year. Current year claims, which include final bonus payments, do have an effect on shareholders' profit through the shareholders' proportion of the value of those final bonuses.

Surplus Assets and Their Use

        The fund for future appropriations comprises amounts Prudential expects to pay to policyholders in the future, the related shareholder transfers and surplus assets. These surplus assets, which are described in more detail under Item 4, "Information on the Company—Business of Prudential—UK Business—Shareholders' Interests in Prudential's Long-term Insurance Business—Surplus Assets in Prudential Assurance's Long-term With-profits Fund", have accumulated over many years from a variety of sources and provide the with-profits fund with working capital. This working capital permits Prudential to invest a substantial portion of the assets of the with-profits fund in equity securities and real estate, smooth investment returns to with-profits policyholders, keep its products competitive, write new business without being constrained as to cash flows in the early policy years and demonstrate solvency.

        In addition, Prudential can use surplus assets to absorb the costs of significant events, such as fundamental strategic change in its long-term business and, with the consent of the UK regulator, the cost of its pension mis-selling, without affecting the level of distributions to policyholders and shareholders. The costs of fundamental strategic change may include investment in new technology, redundancy and restructuring costs, cost overruns on new business and the funding of other appropriate long-term insurance related activities, including acquisitions.

The "SAIF" and "PAL" Funds

        Prudential's with-profits fund also includes the Scottish Amicable Insurance Fund ("SAIF") and the wholly-owned Prudential Annuities Limited ("PAL"). All assets of the SAIF business are solely attributable to former policyholders of Scottish Amicable Life Assurance Society (predating the acquisition of Scottish Amicable by Prudential in October 1997). The SAIF with-profits fund is discussed in more detail under Item 4, "Information on the Company—Business of Prudential—UK Business—Shareholders' Interests in Prudential's Long-term Insurance Business—The SAIF Sub-fund and Accounts". PAL is a wholly owned subsidiary of the with-profits fund and, accordingly, profits from this business affect shareholders' profits only to the extent that they affect the annual with-profits bonus declaration and resultant transfer to shareholders.

UK Operating Results

        The following table shows operating profit before amortization of goodwill, tax and restructuring, for the periods indicated.

	Year Ended December 31,
	2002	2001	2000
	(In £ Millions)
Continuing operations
UK Insurance Operations—long-term business	368	435	468
Egg	(20)	(88)	(155)
M&G
Long-term business	—	—	35
Other activities	71	75	90

M&G total	71	75	125

Total continuing operations	419	422	438

Discontinued operations:
Personal lines property and casualty insurance operations	—	79	33

Total operating profit before amortization of goodwill, tax and restructuring	419	501	471

UK Insurance Operations

        Operating profit from continuing operations before amortization of goodwill, tax and restructuring from UK Insurance Operations in 2002 totaled £368 million, compared with £435 million in 2001 and £468 million in 2000. The reduction in 2002 primarily reflected lower with-profits bonuses leading to a reduction in the shareholder transfer from the Prudential Assurance long-term with-profits fund, partially offset by the impact of higher surrenders, which have a positive impact on final bonuses. See Item 4, "Business of Prudential—UK Business—UK Business Units—UK Insurance Operations—Life Insurance Products—Savings Products—Investment Bonds" for information on the bonus structure of Prudential's with-profits products.

        In any single period, operating profit is primarily the shareholders' annual distribution, also known as the shareholder transfer, from the Prudential Assurance long-term with-profits fund which represents up to one-ninth of the value of bonuses declared in that year to policyholders, and consequently is not directly impacted by current year gross premiums, investment return or expenses.

        In 2002, Prudential declared total post-tax bonuses of £2,720 million from the Prudential Assurance long-term with-profits fund, of which £2,447 million was credited to the with-profits policies and £273 million was distributed to shareholders. In 2001, Prudential declared total post-tax bonuses of £3,100 million from the fund, of which £2,790 million was credited to with-profits policies and £

310 million was distributed to shareholders. In 2000, Prudential declared total post-tax bonuses of £3,103 million from the fund, of which £2,796 million was added to with-profits policies and £307 million was distributed to shareholders. Along with the rest of the UK insurance industry, Prudential has reduced its bonuses over the last three years, reflecting the lower investment return expected in the future and the actual returns earned by the Prudential Assurance long-term with-profits fund. As a result of these actions Prudential expects UK operating profit to be adversely affected by approximately £100 million in 2003.

        All unit-linked business written by Prudential or Scottish Amicable in the United Kingdom is written within the shareholder-backed portion of the Prudential Assurance long-term fund using capital provided by shareholders. All profit from this business goes to shareholders. In 2002 £95 million was distributed to shareholders compared to £125 million in 2001 and £161 million in 2000.

Egg

        The following table shows operating profit (loss) before tax, for the periods indicated.

	Year Ended December 31,
	2002	2001	2000
	(In £ Millions)
UK banking operations
Operating income	326	189	93
Expenses	(291)	(265)	(247)

UK banking operating profit (loss)	35	(76)	(154)
International banking operations	(50)	(5)	—
Share of operating losses from joint ventures and associated undertakings	(5)	(4)	(1)
Restructuring costs	—	(3)	—

Total loss on ordinary activities before tax	(20)	(88)	(155)

        Egg's operating loss before tax amounted to £20 million in 2002 compared to £88 million in 2001 and £155 million in 2000.

        Egg's UK banking operations, having become profitable during the fourth quarter of 2001, generated a profit before tax in 2002 of £35 million compared to a loss in 2001 of £76 million. Losses on joint ventures were £5 million in 2002, excluding the exceptional profit arising from the sale of 15% of Fundsdirect to Prudential. Egg International recorded a £50 million loss in 2002, including £47 million relating to the investment in the development of Egg's French business. In Egg's first quarter new business results in 2003, it announced that in France it intends to increase the investment over the next three years by approximately €140 million (£97 million based on March 31, 2003 exchange rate) and expects the operation to break even in 2005.

        The profit from the UK banking operations reflects operating income of £326 million, compared to £189 million in 2001, offset by expenses of £291 million, compared to expenses of £265 million in 2001. The increase in expenses is largely due to a £17 million increase in the bad debt provision that reflects the 32% growth in the credit book.

        The UK banking operations' increase in operating income also reflects net interest income of £223 million, 53% higher than in 2001, due largely to increased customer numbers and an improved net interest margin. In addition, other operating income of £103 million increased by £60 million in 2002, principally reflecting fees and commissions earned from a larger credit card book and a reduction in cash rebates on credit cards. Unsecured lending (credit card and personal loans) in 2002 grew by

£945 million, leading to a balance of £3.3 billion, of which credit card balances accounted for £2.3 billion (£1.8 billion in 2001).

        Egg's loss of £88 million in 2001 reflects operating income of £189 million, compared to £93 million in 2000, offset by total expenses of £277 million, compared to £248 million in 2000. The increase in operating income reflects both an increase in net interest income of £66 million to £146 million, resulting from an increase in the net interest margin, and a £30 million increase in other operating income, to £43 million, primarily reflecting fees and commissions earned from unsecured lending products. Higher expenses in 2001 were largely due to a £31 million increase in the bad debt provision to £68 million, reflecting the significant growth in credit card balances.

M&G

        In 2002, M&G's total operating profit before amortization of goodwill and tax was £71 million, compared to £75 million in 2001. Operating profit of £52 million, excluding investment income and which thereby reflects M&G's trading performance was £2 million higher than 2001, a significant achievement in the context of depressed equity markets, where average market levels as represented by the FTSE All-Share share index were 17% lower in 2002 compared with 2001. This increase reflects the benefits of M&G's diversified revenues, with earnings from fixed income and property offsetting the effect of lower equity markets, together with disciplined cost management. The result has also been negatively affected by a £3 million increase in losses from M&G International, which were £15 million in 2002. A performance fee of £20 million was recognized in the 2002 result (£19 million in 2001) due to PAC's long-term fund beating its strategic benchmark by an average of 2.3% per annum over the last three years.

        In 2001, M&G's total operating profit before amortization of goodwill and tax decreased by £50 million, from £125 million in 2000 to £75 million. This was mainly as a result of the transfer of M&G's life and pensions business to UK Insurance Operations, which contributed £35 million to M&G's total operating profit in 2000.

Discontinued Operations

        In November 2001, Prudential agreed to transfer its personal lines property and casualty insurance operations to Winterthur Insurance and the Churchill Group, its UK subsidiary. On December 31, 2001 the insurance liabilities were almost wholly reassured to Winterthur Insurance. The related cash transfer for this reinsurance was offset in January 2002 against the sales proceeds of this business. The sale was completed on January 4, 2002 for a consideration of £353 million. After allowing for the costs of sale and other related items, the profit on sale recorded in the 2002 results was £355 million before tax.

United States

        Prudential's US operations comprise its US insurance company, Jackson National Life, which includes Jackson National Life Insurance Company of New York and Jackson Federal Bank, PPM America, its US internal and institutional investment manager, and its US broker-dealer group, National Planning Holdings.

Basis of Profits

        The profit on Jackson National Life's business predominantly arises from spread income from interest-sensitive products, such as fixed annuities and stable value products. For the purposes of UK reporting, deposits into these products are recorded as premiums, withdrawals and surrenders are included in benefits and claims and the resulting net movement is recorded under other reserve movements within benefits and claims. Benefits and claims also includes interest credited to policyholders in respect of deposit products and fees charged on these policies. While the presentation of these items differs between UK GAAP and US GAAP, there is no net impact on operating profit. The

UK GAAP result for Jackson National Life is based on Jackson National Life's US GAAP results with an adjustment to exclude the requirements of FAS 133 "Accounting for Derivative Instruments and Hedging Activities" as amended by FAS 137 and 138 ("FAS 133"), and for a different treatment of investment gains and losses.

United States Operating Results

        The following table shows operating profit before amortization of goodwill and tax for the periods indicated.

	Year Ended December 31,
	2002	2001	2000
	(In £ Millions)
Jackson National Life	139	282	459
National Planning Holdings	—	(4)	—
PPM America	14	20	7

Total operating profit before amortization of goodwill and tax	153	298	466

        Operating profit before amortization of goodwill and tax of £153 million in 2002 was £145 million lower than in 2001. The decline principally reflects increases in both the amortization of deferred acquisition costs (referred to as DAC amortization), costs in respect of the provision of guaranteed minimum death benefits (referred to as GMDB) and a £121 million charge in relation to averaged realized gains and losses on bonds. In 2002, spread income (the difference between the rate of return that Jackson National Life is able to earn on its investments and the amount it is required to pay on its deposit liabilities and reserves) was higher than in 2001 by £29 million, reflecting the increase in policies in force and the benefits from reductions in crediting rates with respect to the in force fixed annuity and life insurance contracts. GMDB provisions were reviewed at the year end resulting in a total charge, including payments during the year, of £43 million.

        The increase in DAC amortization of £106 million includes an increase of £85 million in respect of variable annuity products and £16 million in respect of equity-indexed annuities. A consequence of the review of GMDB provisions and the resultant strengthening has been a reduction in the expected future gross profits from variable annuity products, which has itself resulted in a higher level of variable annuity DAC amortization. When calculating the DAC amortization, the long-term return on variable annuity business is assumed to be 8.4%, gross of investment management and mortality and expense charges. The assumption is implemented through the use of a mean reversionary methodology. If the mean reversion was eliminated as at December 31, 2002 so that the long-term return on separate account business was assumed to be 8.4% per annum in all future years, DAC values would be reduced by approximately £32 million. Should these assumptions not be met in future periods, a further increase in variable annuity DAC amortization may be required.

        Operating profit before amortization of goodwill and tax of £298 million in 2001 was £168 million lower than in 2000. The decline principally reflected reduced spread income combined with a £67 million charge in the current year in relation to average realized gains and losses on bonds (as realized gains and losses on bonds are taken through operating profit on a five year averaging basis). Lower spread income reflected lower investment returns and the fact that Prudential did not, in the increasingly competitive market, fully reset policyholder crediting rates to compensate. Fee income was lower due to lower sales and lower account values for variable annuities.

        The movement in the average exchange rates from $1.44/£1.00 to $1.50/£1.00 during 2002 had an adverse impact on Jackson National Life's total operating profit before amortization of goodwill and tax of £7 million.

Asian Operations

        The relatively recent growth of Prudential's Asian operations and the deferred emergence of profits from its long-term insurance business means that these businesses currently make only a relatively small contribution to group operating profit before amortization of goodwill and tax. PCA head office costs are included in Other Income and Expenditure below.

	Year Ended December 31,
	2002	2001	2000
	(In £ Millions)
Long-term business and investment products	88	44	39
Development expenses	(26)	(19)	(3)

Asia total	62	25	36

        Prudential Asia's operating profit before amortization of goodwill and tax was £62 million in 2002, an increase of £37 million over the £25 million achieved in 2001. This reflects an increase in underlying profits of £44 million partially offset by an increase in development expenses of £7 million.

        Prudential Asia's operating profit before development expenses, amortization of goodwill and tax was £88 million in 2002, an increase of £44 million over the £44 million achieved in 2001. Profits from the more established operations in Singapore, Hong Kong and Malaysia were £79 million, an increase from the £56 million recorded in 2001, as these operations continue to build scale.

        Operating profit in 2002 includes an £8 million gain arising from the reorganization of long-term funds approved by the regulators allowing the value of the shareholders' interest in certain non-participating policies to be recognized for the first time. This result is after significant investment in 2002, as Prudential builds high quality customer-focused distribution channels in Japan and Korea. Further significant investment is planned for 2003.

        Development expenses (excluding Asia regional head office expenses) increased from £19 million in 2001 to £26 million in 2002, and include £20 million in relation to the development of the Japanese business.

        Prudential Asia's operating profit before amortization of goodwill and tax was £25 million in 2001, a decrease of £9 million over the £36 million achieved in 2000. This reflects an increase in underlying profits of £5 million offset by an increase in development costs of £16 million.

        Operating profit before development expenses, amortization of goodwill and tax from Prudential's Asian operations in 2001 was £44 million, an increase of £5 million over 2000. This reflects strong performances from the established markets and regional fund management, offset by increased losses in developing markets including significant start up losses in Japan. Development expenses (excluding Asia regional head office expenses) increased £16 million, from £3 million in 2000 to £19 million in 2001. The development expenses of £19 million reflects increased project-related expenses and merger and acquisition activity in the region, combined with a brand launch and start-up costs associated with PCA Life in Japan.

European Operations

        Operating profit before amortization of goodwill and tax from Prudential's European operations represents profits from Scottish Amicable Life International, an Irish company, which mainly markets long-term insurance products into Germany, France and the United Kingdom, although German operations were disposed of on January 1, 2002.

	Year Ended December 31,
	2002	2001	2000
	(In £ Millions)
Long-term business	9	5	8
Development expenses	(8)	(29)	(18)

Europe total	1	(24)	(10)

        Operating profit before amortization of goodwill and tax from Prudential's European operations was £1 million in 2002, compared to operating loss before tax of £24 million and £10 million in 2001 and 2000, respectively. The increase in 2002 reflects reduced development expenses of £8 million incurred in the period, compared to £29 million in 2001 and £18 million in 2000 as a result of the decision to manage European operations for value. Underlying European performance (operating profit before development costs, amortization of goodwill and tax) of £9 million in 2002 was £4 million higher than 2001.

        In November 2002, Prudential agreed to sell its German long-term business to Canada Life for €129 million (£82 million). The sale was completed on January 1, 2003. Irish High Court approval for the transfer of the relevant life assurance policies to Canada Life is expected early in the second half of 2003. See Item 4, "Business of Prudential—European Operations—Sale of German Business to Canada Life". In June 2003, Prudential announced it was ceasing to write new business in France. See Item 4, "Business of Prudential—European Operations—France".

Other Income and Expenditure

        Other income and expenditure represents the longer-term investment return on centrally retained shareholder capital and funds, interest expense on group borrowings and central corporate expenditure.

	Year Ended December 31,
	2002	2001	2000
	(In £ Millions)
Investment return and other income	3	51	64
Interest payable on core structural borrowings of shareholder financed operations	(130)	(118)	(131)
Corporate expenditure
Group Head Office	(36)	(39)	(42)
Asia Head Office	(26)	(24)	(14)

Total other income and expenditure	(189)	(130)	(123)

        Losses from other income and expenditure before amortization of goodwill and tax for group activities increased to £189 million in 2002 from £130 million in 2001. This was mainly due to a reduction in investment return and other income from £51 million in 2001 to £3 million in 2002, primarily as a result of a £24 million write down of the group's 15% holding in Life Assurance Holding Corporation Limited in 2002, compared with a positive revaluation of £12 million in 2001. In addition, funding costs increased by £12 million, from £118 million in 2001 to £130 million in 2002.

        Losses from other income and expenditure before amortization of goodwill and tax for group activities increased to £130 million in 2001 from £123 million in 2000 due to lower investment return and other income and due to an increase in Asian regional head office expenses of £10 million to £24 million in 2001, reflecting the increased size of this business, partially offset by lower interest payable.

UK Restructuring

	Year Ended December 31,
	2002	2001	2000
	(In £ Millions)
Continuing operations	(14)	(41)	—
Discontinued operations	—	(7)	—

Total	(14)	(48)	—

        In 2002, Prudential incurred a total restructuring charge for its UK Insurance Operations of £38 million, of which £10 million related to the establishment of an offshore customer contact center in Mumbai, India and £28 million related to additional costs for the simplification of its organizational structure (each as described in greater detail below). Of the £38 million, £24 million was borne by Prudential Assurance's long-term fund and £14 million by shareholders' funds. The allocation between Prudential Assurance's long-term fund and shareholders' funds reflects the basis of the activity to which these costs relate.

        In September 2002, Prudential announced plans to establish an offshore service center in India to improve customer contact service levels for its UK Insurance Operations customers and to achieve further cost savings to those announced in November 2001. The new processing center will be established in Mumbai and is expected to be operational in 2003. The initiative is expected to incur a restructuring charge of approximately £20 million, with £10 million charged to net operating expenses in the long-term business technical section of the profit and loss account in 2002, of which £7 million was borne by Prudential Assurance's long-term fund and £3 million by shareholders' funds. Of the total expected charge of £20 million, £15 million is expected to be borne by Prudential Assurance's long-term fund and £5 million by shareholders' funds. As of December 31, 2002, there were no charges paid against the £10 million provision. The £10 million outstanding related to termination and redundancy costs and property related charges. As part of these restructurings, Prudential planned to make 850 customer services jobs redundant, all notifications with respect to which had been completed by December 31, 2002. Termination did not commence until 2003.

        In February 2001, Prudential announced the restructuring of the direct salesforce and customer service channels of its UK Insurance Operations. In November 2001, Prudential announced further details of changes to the future structure of those operations, in particular the intention to pursue a single brand strategy for life and pensions business including the integration of its Scottish Amicable operations under the Prudential brand. The changes also included a simplification of the organizational structure and plans for a significant reduction in operating costs. The total cost in 2001 of this restructuring was £200 million which was charged to net operating expenses in the long-term technical section of the profit and loss account, with £152 million borne by Prudential Assurance's long-term fund and £48 million by shareholders' funds, of which £41 million was allocated to continuing operations and the remainder to discontinued operations. The total additional cost of the above restructuring in 2002 was £28 million, which was also charged to net operating expenses in the long-term business technical section of the profit and loss account, with £17 million borne by Prudential Assurance's long-term fund and £11 million by shareholders' funds. The components of the total £228 million provision included termination and redundancy costs of £107 million, branch closures and other property related charges of £51 million, and other transition and system-related costs of £70 million. As of December 31, 2002, £143 million was paid and charged against this provision. Of the remaining £85 million, £31 million was for termination and redundancy costs, £46 million was for branch closures and property-related charges and £8 million was for other transition and systems-related costs. As part of these restructurings Prudential planned to make 4,100 jobs redundant, of which approximately 3,200 were completed by December 31, 2002.

Geographic Analysis by Nature of Income and Expense

        The following table shows Prudential's consolidated total profit on ordinary activities before amortization of goodwill and tax for the periods indicated, following which is a discussion of significant line items by geography.

	Year Ended December 31,
	2002	2001	2000
	(In £ Millions)
Long-term business:
Gross premiums	16,669	15,196	14,173
Reinsurance	(216)	(180)	(109)

Earned premiums	16,453	15,016	14,064
Investment returns	(3,693)	(1,070)	4,821
Expenses	(2,079)	(2,098)	(1,980)
Restructuring costs attributable to with-profits policyholders	(24)	(152)	—
Taxation within long-term business funds	659	241	(166)
Benefits and claims	(16,406)	(19,160)	(19,528)
Transfers from the fund for future appropriations	5,520	7,754	3,480

Shareholders' profits after tax	430	531	691
Shareholders' tax attributable to long-term business	174	235	318

Shareholders' profits from long-term business before tax, restructuring costs attributable to shareholders and development costs	604	766	1,009
Development expenses	(34)	(48)	(21)
Long-term business restructuring costs attributable to shareholders	(14)	(41)	—

Shareholders' profit from long-term business	556	677	988

Other operations:
Continuing operations
Broker dealer and fund management	85	91	97
UK banking	(20)	(88)	(155)
Other income and expenditure	(189)	(130)	(123)

Total other continuing operations	(124)	(127)	(181)

Discontinued operations
UK personal lines property and casualty insurance operations	—	79	33
Restructuring costs	—	(7)	—

Total other discontinued operations	—	72	33

Shareholders' result from other operations	(124)	(55)	(148)

Total operating profit before amortization of goodwill and tax	432	622	840

Gross Premiums

	Year Ended December 31,
	2002	2001	2000
	(In £ Millions)
Long-term business:
United Kingdom	8,435	8,198	7,708
United States	6,098	5,008	5,223
Asia	1,896	1,793	1,076
Europe	240	197	166

Total	16,669	15,196	14,173

        Gross premiums totaled £16,669 million in 2002, an increase of 10% over 2001. Gross premiums in 2002 include £8,435 million from Prudential's UK operations, an increase of 3% primarily due to increased sales of bulk and individual annuities, and £6,098 million from its US operations, an increase of 22% due to higher sales of fixed and variable annuities, partially offset by lower stable value product sales. Meanwhile, in Asia gross premiums grew 6% to £1,896 million, reflecting increased sales across the region, while gross premiums of European operations grew 22% to £240 million.

        Gross premiums totaled £15,196 million in 2001, an increase of 7% over 2000. Gross premiums in 2001 include £8,198 million from Prudential's UK operations, an increase of 6% primarily due to strong sales by Prudential's IFA business, and £1,793 million from its Asian operations, an increase of 67% due to strong contributions from all Asian countries. Meanwhile, in the United States gross premiums fell 4% to £5,008 million reflecting poor market conditions during the year while gross premiums of European operations grew 19% to £197 million reflecting a strong first year contribution from Prudential's French operations.

United Kingdom

        Gross premiums increased 3% in 2002, to £8,435 million compared to £8,198 million in 2001. The increase is mainly a result of increased sales of single premium individual and bulk annuities, principally distributed through IFAs, and increased sales of single premium corporate pensions distributed through pension advisors and consulting actuaries. These increases have been offset by lower sales of Prudential's single premium with-profits bond, the Prudence Bond, after the high sales experienced in the previous year.

        Gross premiums increased 6% in 2001, to £8,198 million compared to £7,708 million in 2000. The increase was mainly a result of higher sales of Prudential's single premium with-profits bond, the Prudence Bond, sold through the IFA network, and increased sales of directly marketed bulk annuities. These increases were partially offset by the effect on sales of the closure of Prudential's direct sales force, announced in February 2001.

United States

        Gross premiums in 2002 were £6,098 million, or 22% above 2001 levels of £5,008 million, due to higher sales of fixed and variable annuities, partially offset by lower stable value product sales.

        Record fixed annuity sales of £2.7 billion were 43% higher than in 2001, reflecting strong consumer preference for guaranteed returns in the current volatile equity markets.

        Despite the continued challenging market conditions, Jackson National Life also recorded a strong increase in variable annuity sales in 2002. Total sales of almost £1.4 billion were 77% higher than in 2001, and increased quarter-on-quarter throughout the year. This upward trend reflected the successful launch in the first quarter of Perspective II, a new variable annuity product which was highly competitive in the market and can be individually tailored to customers' needs. As expected in volatile equity markets, in 2002 a significant proportion of Jackson National Life's variable annuity investors elected the fixed account option, with 58% of 2002 variable sales going into fixed accounts. Sales of equity-indexed annuities of £254 million were 6% lower than in 2001. Sales of stable value products of £1.4 billion in 2002 decreased by 16% compared with 2001, reflecting Jackson National Life's primary focus on retail sales throughout the year, which it expects to continue in 2003.

        Gross premiums in 2001 were £5,008 million, or 4% below 2000 levels of £5,223 million, due to lower sales volumes of variable annuities and equity-indexed annuities. This was partially offset by strong growth in fixed annuity products.

        Volatile equity markets which affected consumer appetite for equity based products in 2001 negatively impacted sales of variable annuities and equity-indexed annuities. In addition, sales of equity based products were affected by a fiercely competitive environment characterized by revenue growth over profitability. In 2001, variable annuity premiums fell 55% to £768 million, while sales of equity-indexed annuities fell 34% to £271 million.

        The strong growth in fixed annuities to £1,899 million represented an 80% increase on 2000 sales and a record level of sales for a single year. Stock market volatility and a declining interest rate environment made fixed annuities more attractive to investors seeking a low risk product with more competitive crediting rates than bank deposits. Sales of stable value products of £1,674 million in 2001 were in line with 2000 levels, and included approximately £1.5 billion of funding agreements sourced from overseas markets.

Asia

        Gross premiums increased by 6% to £1,896 million in 2002 compared to £1,793 million in 2001 and £1,076 million in 2000, due to strong new business growth in all countries. This growth reflects Prudential's successful strategy of entering new markets, strengthening and diversifying distribution channels and launching customer-focused products.

        The increase in gross premiums in 2002 reflects a 26% increase in new regular (continuing) premium insurance sales from £369 million in 2001 to £465 million in 2002 and a 23% increase in renewal premiums from £774 million to £952 million over the same period. These were offset by a 26% decrease in single premium insurance sales from £650 million to £479 million. Single premium insurance sales in Singapore totaled £515 million in 2001 following the further liberalization of the Central Provident Fund. In 2002, sales returned to more normalized levels, totaling £279 million. New regular premium insurance sales in 2002 were up 24% in Singapore, 18% in Hong Kong, 31% in Malaysia, 7% in Taiwan and 39% in Japan. These five territories accounted for 80% of total regular premium insurance sales in 2002, down from 86% in 2001, reflecting the growth in Prudential's other operations.

        Gross premiums increased by 67% to £1,793 million in 2001 compared to £1,076 million in 2000, due to strong new business growth in all countries. The increase in gross premiums includes the growth in single premium business from £275 million in 2000 to £650 million in 2001, which was mainly generated from Singapore following further liberalization of the Central Provident Fund and from Hong Kong, following the successful development of Prudential's bancassurance channel there. Prudential also had first time contributions from new life operations in Japan and Korea in 2001.

Investment Returns

	Year Ended December 31,
	2002	2001	2000
	(In £ Millions)
Long-term business:
United Kingdom	(5,207)	(2,663)	3,277
United States	1,460	1,540	1,673
Asia	143	85	(136)
Europe	(89)	(32)	7

Total	(3,693)	(1,070)	4,821

        The investment return for shareholder financed businesses, principally the operations in the United States, shown above represents longer-term investment returns. For other businesses, investment returns represent income and realized and unrealized investment appreciation.

        In 2002, investment returns fell to negative £3,693 million, compared to negative £1,070 million in 2001. This was due to a fall in the UK investment returns from a loss of £2,663 million in 2001 to a loss of £5,207 million in 2002, reflecting a negative return on PAC's long-term fund of 8.1% in 2002 compared to a negative return of 3.5% in the previous year. Meanwhile, US investment returns fell from £1,540 million in 2001 to £1,460 million in 2002, Asian investment returns grew from £85 million in 2001 to £143 million in 2002 and European investment returns fell from negative £32 million in 2001 to negative £89 million in 2002.

        In 2001, investment returns fell to negative £1,070 million compared to a positive £4,821 million in 2000. This was principally due to investment returns from UK Insurance Operations falling from a positive £3,277 million in 2000 to negative £2,663 million in 2001. Meanwhile, US investment returns fell 8% from £1,673 million in 2000 to £1,540 million in 2001, Asian investment return grew from negative £136 million in 2000 to a positive £85 million in 2001 and European investment returns fell from a positive £7 million in 2000 to negative £32 million in 2001.

        The overall decline over the three year period is primarily as a result of lower equity returns achieved across the major global equity markets.

United Kingdom

        Total investment returns decreased from negative £2,663 million in 2001 to negative £5,207 million in 2002. Investment income primarily represents the return on the assets supporting the Prudential Assurance long-term fund. At December 31, 2002, 32% of these assets were invested in UK equities, 13% in overseas equities, 33% in fixed maturities, 18% in real estate, and 4% in cash and other assets. The negative return on the Prudential Assurance long-term fund of 8.1% compares favorably to a decline of 24.5% for the UK FTSE 100 Share Index and a decline of 25% for the UK FTSE All-Share index (22.2% including reinvestment and income.)

        Total investment returns decreased from £3,277 million in 2000 to negative £2,663 million in 2001. At December 31, 2001, 38% of invested assets were in UK equities, 14% in overseas equities, 28% in fixed maturities, 15% in real estate, 3% in loans and deposits and 2% in other investments. The loss of £2,663 million reflected a negative return on the Prudential Assurance long-term fund in 2001 of 3.5% compared to positive return of 3% in 2000. The investment return of negative 3.5% compared favorably to a decline of 16.2% for the UK FTSE 100 Index and a decline of 15.4% for the UK FTSE All-Share index.

United States

        Investment return for US operations represents longer-term investment returns and is analyzed as below:

	Year Ended December 31,
	2002	2001	2000
	(In £ Millions)
Investment income and realized gains and losses	1,202	1,172	1,621
Adjustment from actual to longer-term investment returns	258	368	52

Total	1,460	1,540	1,673

        Investment returns of £1,460 million in 2002 represented a 5% decrease over 2001. Investment returns in 2002 continued to be adversely affected by defaults and impairments on bonds, resulting in realized losses of £264 million (net of related amortization of deferred acquisition costs) in the year. This resulted in a £121 million charge to the current year operating result as realized gains and losses on bonds are recognized on a five-year averaging basis.

        Investment income (before realized gains and losses and net of certain investment expenses) was £1,533 million in 2002 compared with £1,601 million in 2001. This reflects investment yields of 5.78% on average invested assets of £26,957 million in 2002, versus investment yields of 6.41% on average invested assets of £25,439 million in 2001. The 6% increase in average invested assets is due to growth in fixed annuity products, partially offset by adverse exchange rate movements. The fall in investment yield is due to lower new money investment rates, lower limited partnership income, increased levels of non-accrual bonds and lower yields on short-term investments.

        Investment returns of £1,540 million in 2001 represented an 8% decrease over 2000. Investment returns were affected by defaults and impairments on bonds resulting in realized losses of £331 million (net of related DAC amortization) in the year. This resulted in a £67 million charge to the current year operating result.

        Investment income (before realized gains and losses and net of certain investment expenses) was £1,601 million in 2001 compared to £1,632 million in 2000. This reflects investment yields of 6.41% on average invested assets of £25,439 million in 2001 versus investment yields of 7.56% on average invested assets of £22,388 million in 2000. The 14% increase in average invested assets was due to growth in stable value and fixed annuity products. The reduction in investment yield was attributable to lower limited partnership income, lower new money investment rates and a higher level of non-accrual bonds.

Asia

        Actual investment returns for 2002 were £143 million, up 68% from £85 million in 2001. The improvement principally reflects an increase in unrealized investment gains in Taiwan and Japan combined with a reduction in unrealized losses in Singapore, offset by an increase in the allocated investment return. The 2001 actual investment return of £85 million is a significant improvement from a loss of £136 million in 2000.

Expenses

	Year Ended December 31,
	2002	2001	2000
	(In £ Millions)
Long-term business:
United Kingdom	(1,288)	(1,503)	(1,456)
United States	(288)	(161)	(196)
Asia	(417)	(358)	(271)
Europe	(86)	(76)	(57)

Total	(2,079)	(2,098)	(1,980)

        Total expenses of £2,079 million in 2002 were slightly lower than the £2,098 million of expenses incurred in 2001, reflecting a substantial reduction in UK expenses offset by increases in the United States and in Asia. Total expenses of £2,098 million in 2001 were slightly higher than the £1,980 million of expenses incurred in 2000, principally due to expense increases in Asia and in the United Kingdom offset by a reduction in the United States.

United Kingdom

        Total UK expenses in 2002 were £1,288 million, comparable to £1,503 million in 2001 and £1,456 million in 2000. These expenses exclude £38 million and £200 million of costs associated with restructurings in 2002 and 2001, respectively. See "Item 4: Information on the Company—Business of Prudential—UK Business—UK Restructuring". The reduction between 2002 and 2001 reflects the lower UK cost base as the impact of the cost reduction program emerges. The increase in expenses between 2000 and 2001 primarily reflected increased commission on higher sales levels.

United States

        Net operating and investment expenses of £288 million in 2002 were 79% higher than net operating and investment expenses in 2001 of £161 million, primarily due to increased DAC amortization. The increase in DAC amortization of £106 million includes an increase of £85 million in respect of variable annuity products and £16 million in respect of equity-indexed annuities. A consequence of the review of GMDB provisions and the resulting strengthening has been a reduction in the expected future gross profits from variable annuity products, which has itself resulted in a higher level of variable annuity DAC amortization.

        When calculating the DAC amortization the long-term return on variable annuity business is assumed to be 8.4%, gross of investment management and mortality and expense charges. This assumption is implemented through use of a mean reversion methodology. If the mean reversion was eliminated as of December 31, 2002, so that the long term return on separate account business was assumed to be 8.4% per annum in all future years, DAC values would be reduced by approximately £32 million. Should these assumptions not be met in future periods a further increase in variable annuity DAC amortization may be required.

        Net operating and investment expenses of £161 million in 2001 were 18% lower than net operating and investment expenses of £196 million in 2000. Costs relating to the acquisition of new business are capitalized as DAC and amortized. The reduction in expenses primarily represented lower levels of DAC amortization reflecting lower spread income and variable annuity fees and improved persistency. Commission expenses were lower in 2001 reflecting lower variable annuity sales. However, this was offset by lower deferred acquisition costs.

Asia

        Total Asian expenses, excluding regional head office costs, in 2002 were £417 million, an increase of £59 million compared to £358 million in 2001 and £271 million in 2000. This was due to the growth of the business across all countries as demonstrated by the 33% compound increase in gross premiums between 2000 and 2002 and the growth in the number of operations from 12 at the end of 1999 to 22 by the end of 2002.

Benefits and Claims

	Year Ended December 31,
	2002	2001	2000
	(In £ Millions)
Long-term business:
United Kingdom	(7,896)	(11,507)	(12,470)
United States	(7,050)	(6,028)	(6,171)
Asia	(1,421)	(1,556)	(790)
Europe	(39)	(69)	(97)

Total	(16,406)	(19,160)	(19,528)

        Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders and deaths plus the change in technical provisions (which primarily represents the movement in amounts owed to policyholders).

        Total benefits and claims decreased by £2,754 million in 2002 to £16,406 million, compared to £19,160 million in 2001. This principally reflects a reduction in benefits and claims in the United Kingdom and Asia, offset by an increase in the United States.

        Total benefits and claims decreased by £368 million in 2001 to £19,160 million, compared to £19,528 million in 2000. This principally reflects a reduction of £963 million, or 8%, with respect to the United Kingdom, offset by an increase in Asia of £766 million. Meanwhile, benefits and claims in the United States in 2001 of £6,028 million were £143 million lower than 2000 while European benefits and claims fell £28 million to £69 million in 2001.

United Kingdom

        Overall benefits and claims fell from £11,507 million in 2001 to £7,896 million in 2002. Within this total, payments to policyholders were relatively stable, amounting to £8,365 million in 2001 and £8,663 million in 2002. However, the change in technical provisions, or liabilities relating to long-term business, was markedly different in the two years—in 2001 technical provisions increased by £3,142 million whereas in 2002 they fell by £767 million. This difference arose mainly from a reduction in the technical provisions for unitized with-profits business, following the sustained low or negative investment returns over the last three years.

        Overall benefits and claims fell from £12,470 million in 2000 to £11,507 million in 2001. A number of factors contributed to the movement including the impact of new valuation regulations in 2000, which led to a strengthening of reserves of £450 million. In addition, investment income in 2001 was significantly lower than in 2000. For unit-linked business this directly affects the amounts owed to policyholders. These two factors were the main reason for the reduction year on year, but were offset by increased premiums being added to policyholder funds and the fact that a large book of ten-year endowment policies written in 1990 matured in 2000, but did not repeat in 2001.

        The annual movements in benefits and claims also include changes in the pension mis-selling provision, which decreased in 2002, 2001 and 2000. For a detailed analysis of this provision, see Item 4, "Information on the Company—Business of Prudential—UK Business—Compliance—Pension Mis-selling". With the consent of the UK regulator, the total cost of pension mis-selling is included within the transfer to the fund for future appropriations of the Prudential Assurance long-term with-profits fund. Payments related to pension mis-selling will be met from the surplus assets in the Prudential Assurance long-term with-profits fund and not from amounts intended to fund existing and future bonuses.

        As described in "United Kingdom —Basis of Profit" above, because shareholders' profit from the Prudential Assurance long-term with-profits fund represents an amount of up to one-ninth of the value of that year's bonus declaration to policyholders, shareholders' profit from the fund has not been affected by the increase in the provision for pensions mis-selling. Given the strength of the fund, Prudential does not believe that pension mis-selling costs will have an adverse impact on the levels of bonuses paid to policyholders and, therefore, shareholders' profit from the fund. In the unlikely event that this proves not to be the case, Prudential's intention would be that an appropriate contribution to the long-term with-profits fund be made from shareholders' funds with a consequential impact on shareholders' profit.

United States

        In 2002, benefits and claims increased by 17% to £7,050 million. This movement reflects a 4% increase in death benefits, maturities, and surrenders of deposit products to £4,483 million, and a 51% increase in the change in technical provisions to £2,567 million.

        The increase in death benefits, maturities and surrenders of deposit products in 2002 primarily reflects an increase in stable value product surrenders and maturities, partially offset by a fall in annuity surrenders and maturities. The overall change in technical provisions of £2,567 million represents an increase of £3,060 million primarily due to an increase in fixed annuity liabilities, partially offset by a £493 million reduction in separate account liabilities. The reduction in separate account liabilities is largely due to the equity market depreciation of separate account assets under management.

        Average deposit liabilities of £25,354 million in 2002 were 5% higher than 2001's balance of £24,045 million, driven by record fixed annuity sales. Lowering of crediting rates in 2002 resulted in a lower average interest credited rate of 4.46% in 2002, compared to 5.03% in 2001. Interest credited on deposit liabilities fell by £80 million to £1,130 million due to falling crediting rates, partially offset by growth in deposit liabilities.

        In 2001, benefits and claims fell by 2% to £6,028 million. This movement reflected an 11% reduction in death benefits, maturities and surrenders of deposit products to £4,326 million versus £4,866 million in 2000. This has been offset by an increase of 30%, or £397 million, in the change in technical provisions.

        The decrease in death benefits, maturities and surrenders of deposit products reflected a reduction in the volume of fixed annuity surrenders as the economic climate led to an increase in the popularity of this product. The overall change in technical provisions of £1,702 million represented an increase of £2,021 million, primarily due to higher fixed annuity liabilities, offset by a £319 million reduction in separate account liabilities. The reduction in separate account liabilities is largely due to the equity market depreciation of separate account assets under management.

        Average deposit liabilities of £24,045 million in 2001 were 14% higher than 2000's balance of £21,136 million. Growth in stable value business and lower crediting rates resulted in lower average interest credited rates of 5.03%, compared to 5.45% in 2000. Due to the larger average deposit liabilities, interest credited grew by £57 million to £1,210 million in 2001.

Asia

        In 2002, benefits and claims totaled £1,421 million, down 9% from £1,556 million in 2001 as a result of lower with-profits bonuses being declared. In 2001, benefits and claims totaled £1,556 million, a significant increase from £790 million in 2000 reflecting the increased maturity of the business.

Transfer from/(to) the Fund for Future Appropriations

	Year Ended December 31,
	2002	2001	2000
	(In £ Millions)
Long-term business:
United Kingdom	5,576	7,638	3,311
United States	—	—	—
Asia	(56)	116	169
Europe	—	—	—

Total	5,520	7,754	3,480

        The fund for future appropriations ("FFA") represents the excess of assets over policyholder liabilities for the group's with-profits funds. The annual excess (shortfall) of income over expenditures of the with-profits fund, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from) the FFA each year through a charge (credit) to the profit and loss account. The balance retained in the FFA represents cumulative retained earnings arising on the with-profits business that have not been allocated to policyholders or shareholders. The balance retained in the FFA is determined after full provision for deferred tax on unrealized appreciation on investments. The FFA in respect of SAIF is wholly attributable, but not yet allocated, to policyholders of that fund. As no with-profits business is written in the United States and Europe, there are no transfers to or from the fund for future appropriations and all profits are attributable directly to shareholders.

United Kingdom

        The transfer from the fund for future appropriations in 2002 of £5,576 million compares to the transfer of £7,638 million in 2001, a decrease of £2,062 million. The change in 2002 predominantly reflects an investment return of negative 8.1% on the Prudential Assurance long-term fund compared to negative 3.5% in 2001 due to lower equity returns, offset by a reduction in technical provisions for unitized with-profits business following the sustained low or negative investment return since 2000.

        The transfer from the fund for future appropriations in 2001 of £7,638 million compares to the transfer to the fund for future appropriations of £3,311 million in 2000, an increase of £4,327 million. The change in 2001 predominantly reflected an investment return of negative 3.5% on the Prudential Assurance long-term fund compared to positive 3.0% in 2000 due to lower equity returns.

New UK Accounting Pronouncements

        No new UK accounting standards were issued during 2002 that are pertinent to Prudential's UK GAAP consolidated financial statements. Recently issued standards that are pertinent are discussed in detail in Note 2 of the notes to Prudential's consolidated financial statements.

US GAAP Analysis

        Prudential's consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain material respects from US GAAP. A summary of these differences and their impact on Prudential's consolidated profit and loss accounts for 2002, 2001 and 2000 and shareholders' funds for 2002 and 2001, along with condensed US GAAP financial statements, is included in Notes 35 and 36 of the notes to Prudential's consolidated financial statements.

        The most significant difference in the results of operations between UK GAAP and US GAAP is the treatment of the with-profits business.

        Under UK GAAP, profit attributable to shareholders in respect of Prudential's with-profits business reflects up to one-ninth of the value of bonuses paid to policyholders. To the extent the annual earnings of the with-profits fund exceed policyholder bonuses and related shareholder distributions, this excess is added to the fund for future appropriations by a charge to the profit and loss account. However, to the extent the annual earnings of the with-profits fund do not exceed policyholder bonuses and related shareholder distributions, the shortfall is transferred from the fund for future appropriations.

        Under US GAAP, the impact of pre-bonus operating results within the with-profits fund is reflected in net income in the period in which it occurs. However, 90% of these results are allocated to with-profits policyholders by a charge to net income. The residual 10% interest is allocated to shareholders.

        This treatment of Prudential's with-profits fund under US GAAP causes profits attributable to shareholders to be strongly influenced by annual investment returns, particularly on equities. Annual investment returns include unrealized gains and losses and, accordingly, these returns and shareholders' profits will be subject to considerable volatility in the US GAAP figures.

        Other material differences between UK GAAP and US GAAP results include the method of deferral and amortization of acquisition costs, the accounting for certain investments and derivative instruments, revenue and claims recognition on investment type contracts, the measurement of and changes in policyholder benefit and dividend liabilities, and the accounting for deferred income tax.

US GAAP Critical Accounting Policies

        Although there are a number of differences between accounting policies under UK GAAP and US GAAP, the critical accounting policies under US GAAP relates to the provision for policy liabilities and the treatment of the with-profits business.

Provision for Policy Liabilities

        The concept of providing for policy liabilities is consistent with that under UK GAAP, in that the liabilities are estimated using actuarial methods based on assumptions about premiums, interest rates, investment returns, expenses, mortality and surrenders. However, the underlying classification of policies, reserving methodology and assumptions are different. If actual results differ from the assumptions used then the value of the liabilities would need to be adjusted.

        For unitized with-profits life insurance and other investment-type policies, the liability is represented by the policyholders' account balances before any applicable surrender charges. Policyholder benefit liabilities for conventional with-profits life insurance and other protection-type insurance policies are developed using the net level premium method, with assumptions for interest, mortality, morbidity, withdrawals and expenses using best estimates at the date of policy issue plus provisions for adverse deviation based on group experience. Interest assumptions range from 0.935% to 12%. When the policyholder benefit liability plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses, using current best estimate assumptions, deferred acquisition costs are written down and/or a deficiency liability is established by a charge to earnings.

        The impact of changes would depend upon whether or not the liabilities being adjusted are for with-profits business, non-participating business of Prudential Annuities Limited (which is owned by the Prudential Assurance long-term fund) or shareholder financed long-term business operations.

        For with-profits business, adjustments to liabilities and any related tax effects, are recognized in the income statement. However, an amount equal to nine-tenths of the related increase or decrease in pre-bonus earnings of the with-profits fund is transferred to or from the Undistributed Policyholder Allocation from or to the income statement. US GAAP shareholder profits are therefore only affected to the extent of one-tenth of the change in liabilities.

        This effect also applies to changes in liabilities of Prudential Annuities Limited. To the extent that movements in liabilities are recorded in Other Comprehensive Income as shadow adjustments to the income statement under Statement of Financial Accounting Standard No. 115 ("Accounting for certain investments in debt and equity securities", (FAS 115)), an amount equal to nine-tenths of the movement is recognized within Other Comprehensive Income as a consequential change to the Undistributed Policyholder Allocation. Net movements on Other Comprehensive Income for this item will therefore reflect only one-tenth of the gross change.

        For shareholder financed long-term business operations, other than for exchange translation effects, changes to policy liabilities will be directly reflected in net income and shareholders' equity.

Treatment of With-profits Business

        Under UK GAAP, as described in "Analysis by Geographic Operations—United Kingdom Basis of Profits" the shareholders' profit in respect of with-profits business represents an amount of up to one-ninth of the value of that year's bonus declaration to policyholders. As a consequence, current year amounts in respect of premiums, investment returns and operating expenses do not have an effect on the profit attributable to shareholders' in that year. Consistent with this treatment, as mentioned in "—UK GAAP Critical Accounting Policies", amounts retained within with-profits funds are accounted for within the fund for future appropriations.

        For US GAAP purposes, the provision for the policyholders' share of earnings on with-profits business charged to income represents 90% of the current year's pre-bonus earnings, before income taxes. As a result, reported profit is directly impacted by current year amounts in respect of premiums, investment returns and operating expenses. As investments of with-profits operations are accounted for on a trading basis, the shareholders' 10% share of the pre-bonus earnings is likely to be highly volatile from year to year as a result of the vagaries of market returns, irrespective of underlying performance.

Investment Returns

        Except primarily for Jackson National Life and UK annuity business (other than with-profits) all investment returns for long-term insurance business are accounted for on a trading basis. Accordingly investment returns reported in the income statement include unrealized gains and losses. This reflects the fact that policyholder benefits, in particular for with-profits business, includes the impact of unrealized appreciation over time through the bonus mechanism.

Impairment of Assets

        The group conducts regular impairment reviews in respect of those investment securities held on an available for sale basis. The group considers indicators, such as serious downgrades in credit ratings, breach of covenants or failure to make interest payments, that may suggest that interest and principal may not be paid in full. Any impairment losses that are not considered temporary are recognized in the profit and loss account. In assessing the fair value for impairment testing purposes where third party information is not available, the group performs alternative valuation techniques, including discounted cash flow analysis, option-adjusted spread models, and enterprise valuation.

        Among the factors considered are whether the decline in fair value results from a change in the quality of the security itself, or from a downward movement in the market as a whole, and the likelihood of recovering the carrying value based on the current and short term prospects of the issuer. Unrealised losses that are considered to be primarily the result of market conditions, such as increasing interest rates, unusual market volatility or industry-related events, and where the group also believes there exists a reasonable expectation for recovery and, furthermore, has the intent and ability to hold the investment until maturity or the market recovers, are usually determined to be temporary.

Deferred Acquisition Costs

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

        The deferral and amortization of deferred acquisition costs is of most relevance to the group's reported profits for shareholder financed long-term business operations, principally Jackson National Life in the United States. In 2002, for Jackson National Life, poor equity market performance has lowered future expected profits on the variable annuity line through lower fee income and an increased provision for future guaranteed minimum death benefit claims. As a result, the deferred acquisition cost asset associated with the variable annuities has become impaired. During 2002, the asset has been reduced through increased amortization compared to 2001 of approximately £85 million, primarily due to the poor market performance. Further impairments or accelerated amortization of this deferred acquisition cost asset are likely to result if future market returns are below assumed levels.

        For with-profits funds, the shareholder impact of the accounting policy for acquisition costs is limited to 10% of the direct income statement and balance sheet effect due to 90% of the excess of US GAAP basis assets (including deferred acquisition costs) over liabilities in the funds being allocated to the Undistributed Policyholder Allocation. Accordingly, after this allocation, income before tax includes effectively only 10% of the amortization of deferred acquisition costs and shareholders' equity includes effectively only a 10% shareholder interest in the balance sheet carrying value of deferred acquisition costs.

Deferred Income Tax

        Deferred taxes are provided under the liability method for all temporary differences except for undistributed earnings of foreign subsidiaries that are not expected to be remitted for an indefinite period. Deferred tax assets are recognized subject to adjustment for valuation allowances when it is more likely than not that the underlying tax benefit will not be realized.

        In the United Kingdom the taxation regime applies separate rules to trading and capital profits and losses. The distinction between timing differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets under FRS 19. Accordingly, for the 2002 results and balance sheet position at December 31, 2002, the possible tax benefit, which may arise from capital losses valued at approximately £1.7 billion, is sufficiently uncertain that it has not been recognized.

Derivative Financial Instruments

        Under US GAAP, hedging instruments may only be accounted for as hedges where they are appropriately documented and comply with the strict criteria as required by FAS 133. Derivative financial instruments held by the group's with-profits operations are generally entered into for the purposes of efficient portfolio management rather than as hedges. Consistent with the accounting treatment of other investment assets of with-profits funds, the movements in the fair value of derivative financial instruments are recognized in the income statement with shareholders net income reflecting, as part of the 10% of pre-bonus earnings of the fund, 10% of the movement in the values of the derivative instruments.

        For the group's shareholder financed long-term business operations, principally Jackson National Life, which accounts for investments under FAS 115 on an Available-For-Sale basis, the impact of temporary movements in the values of investments are recorded within Other Comprehensive Income. However, although Jackson National Life uses derivatives (primarily interest rate swaps) to hedge certain risks in conjunction with its asset/liability program, it has elected not to incur the costs of restructuring its derivative contracts, segregating investment portfolios and adding the systems personnel required to qualify for hedge accounting treatment on an ongoing basis. Accordingly, value movements on its derivative financial instruments are recognized in income while the largely offsetting change in fair value of hedged investments are reflected as an adjustment to equity in the balance sheet as unrealized gains and losses.

Scottish Amicable Insurance Fund (SAIF)

        In order to reflect the ring-fenced nature of the closed block fund SAIF, both UK and US GAAP net income record a nil post-tax result. For UK GAAP, a nil pre-tax result is also recorded, reflecting the sole interest of SAIF policyholders in the performance of the fund. However, as SAIF is accounted for as separate account business under US GAAP it is necessary for a pre-tax shareholder result to be recorded. The amount of this result is equal and opposite to the amount of the tax charge borne by SAIF.

Changes in Net Income on Application of US GAAP

        The following table analyzes the adjustments to consolidated profit and loss in accordance with UK GAAP on application of US GAAP for the operations and periods indicated.

	Year Ended December 31,
	2002	2001	2000
	(In £ Millions)
Consolidated profit and loss in accordance with UK GAAP	449	389	657

US GAAP adjustments:
With-profits fund	(773)	(571)	(182)
Other operations	(33)	(226)	27

	(806)	(797)	(155)

Net income in accordance with US GAAP	(357)	(408)	502

Comprising:
Net (loss) income from continuing operations after minority interests	(675)	(300)	498
Net income from discontinued operations	318	31	4
Cumulative effect of changes in accounting principles	—	(139)	—

	(357)	(408)	502

        On a US GAAP basis, including profit on sale of UK personal lines property and casualty insurance business, consolidated net loss totaled £357 million and £408 million in 2002 and 2001 respectively. In 2000, consolidated net income was £502 million. Consolidated net income on a US GAAP basis for 2002 was £806 million less than consolidated profit under UK GAAP and for 2001, was £797 million less than consolidated profit under UK GAAP. The US GAAP adjustments to UK GAAP consolidated profit and loss in respect of the with-profits fund totaled a reduction of £773 million, a reduction of £571 million in 2001 and a reduction of £182 million in 2000. The table below analyzes the shareholders' 10% interest in the adjustments to the Prudential Assurance long-term with-profits fund's results, as reflected above.

	Year Ended December 31,
	2002	2001	2000
	(In £ Millions)
US GAAP adjustments:
Land and buildings	(10)	8	(42)
Investment securities	(34)	7	4
Revenue and expense recognition	(17)	(45)	(16)
Deferred acquisition costs	20	36	26
Policy liabilities	(329)	33	107
Movement in UK basis excess assets over liabilities	(414)	(649)	(286)
Other	2	1	12
Deferred tax effect of the above adjustments	9	38	13

	(773)	(571)	(182)

        The decrease in the US GAAP adjustment for movement in the UK basis excess of assets over liabilities from a negative amount of £649 million in 2001 to a negative amount of £414 million in 2002 primarily reflects low investment returns during the period offset by a reduction in bonus payments from Prudential Assurance's long-term with-profits fund.

        The increase in the US GAAP adjustment for movement in the UK basis excess of assets over liabilities from a negative amount of £286 million in 2000 to a negative amount of £649 million in 2001 primarily reflects defaults and bond impairments in the United States in 2001.

        The decrease in the US GAAP adjustments for policy liabilities from a positive amount of £33 million in 2001 to a negative amount of £329 million in 2002 reflects the impact of sustained low or negative investment returns over the last three years producing UK GAAP unitized with-profits policy liabilities that are lower than fund value. Further explanation is provided in Note 35 of the notes to Prudential's consolidated financial statements.

        The main effects on the accounting for the income and expenditure of the with-profits fund on a US GAAP basis are:

  •
  exclusion of the unrealized appreciation for land and buildings and inclusion of depreciation on buildings,

  •
  exclusion of the unrealized appreciation/depreciation for securities classified as available for sale, and

  •
  adjustments to income recognition, deferred acquisition costs and insurance liabilities.

        The following table analyzes the US GAAP adjustments for other operations.

	Year Ended December 31,
	2002	2001	2000
	(In £ Millions)
Business acquisitions and investments in associates	95	(29)	(21)
Investment securities	(45)	(3)	—
Derivative instruments:
Investment results	(204)	(165)	—
Cumulative effect of change in accounting principles (gross of tax)	—	(193)	—
Revenue and expense recognition	(202)	(96)	(111)
Deferred acquisition costs	41	(2)	79
Policy liabilities	266	121	91
Equalization provision	(40)	2	8
Pension plans	14	16	21
Deferred income tax	(13)	13	—
Other	(6)	4	(19)
Deferred tax effect of the above adjustments	61	106	(21)

	(33)	(226)	27

        The US GAAP adjustments for business acquisitions and investments in associates primarily reflects the adoption of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Tangible Assets" (FAS 142), on January 1, 2002. Under FAS 142, amortization relating to goodwill and other indefinite lived intangible assets is discontinued. These assets will then be subject to an impairment test at least annually. Any impairments will be charged to net income. Prior to January 1, 2002, the US GAAP adjustment for business acquisitions and investments in associates primarily reflected the amortization of goodwill on acquisitions made prior to 1999. Under UK GAAP, goodwill for acquisitions up to 1999 has been charged to equity in the year of acquisition.

        The US GAAP adjustments for derivative instruments reflect the adoption of FAS 133. Under FAS 133, all derivative instruments, including certain derivative instruments embedded in other contracts and those carried off-balance sheet under UK GAAP, are recognized as either assets or liabilities in the balance sheet at their fair values, and changes in such values are recognized immediately in earnings unless specific hedging criteria are met. For US GAAP, the group has not designated nor accounted for any derivative financial instruments as a hedge. Derivative financial instruments include the synthetic GIC contracts written by Jackson National Life; derivative financial instruments embedded in other contracts are primarily comprised of written equity-index put options embedded in Jackson National Life's equity-indexed annuities.

        Upon adoption of FAS 133 in 2001, a transitional adjustment totaling negative £126 million was recorded to reflect the fair value of derivative instruments previously accounted for as hedges. This comprised a gross transitional adjustment of negative £193 million less related tax of £67 million.

        Under UK GAAP, upon disposal of the UK personal lines property and casualty insurance business, equalization provisions of £40 million were reversed increasing the gain on disposal. These equalization provisions were not carried under US GAAP and therefore the gain concerning the provision is reversed.

Changes in Shareholders' Funds on Application of US GAAP

        The following table shows the adjustments in shareholders' funds from UK GAAP to consolidated shareholders' equity under US GAAP for the operations and periods indicated.

	At December 31,
	2002	2001
	(In £ Millions)
Shareholders' funds in accordance with UK GAAP	3,668	3,950

US GAAP adjustments:
With-profits fund	599	1,476
Other operations	611	538

	1,210	2,014

Shareholders' equity in accordance with US GAAP	4,878	5,964

        Shareholders' equity was greater under US GAAP than UK GAAP in 2002 and 2001, respectively, by £1,210 million and £2,014 million. The greater equity in respect of with-profits business was £599 million at December 31, 2002 and £1,476 million at December 31, 2001. This difference predominantly reflects the attribution to shareholders of a 10% interest in the excess of assets over liabilities held within the with-profits fund.

        The following table analyzes the shareholders' 10% interests in adjustments to the with-profits fund as reflected above.

	At December 31,
	2002	2001
	(In £ Millions)
US GAAP adjustments:
Land and buildings	(404)	(394)
Revenue and expense recognition	(150)	(144)
Deferred acquisition costs	148	131
Policy liabilities	287	652
UK basis excess of assets over liabilities	723	1,139
Recognition of pension scheme minimum liability	(118)	—
Other	99	96
Deferred tax effect of the above adjustments	14	(4)

	599	1,476

        Under UK GAAP, the excess of assets over liabilities within the with-profits fund is not allocated between policyholders and shareholders. Under US GAAP, shareholders are credited with a 10% interest in the adjusted excess of assets over liabilities.

        The main effects on the accounting for the assets and liabilities in the with-profits fund are:

  •
  writedown of land and buildings values from market value to depreciated historic cost,

  •
  adjustments to revenue and expense recognition, deferred acquisition costs and insurance liabilities, and

  •
  the recognition of a pension scheme minimum liability.

        The following table analyzes US GAAP adjustments to shareholders' interests in other operations.

	At December 31,
	2002	2001
	(In £ Millions)
Business acquisitions	366	274
Investment securities	732	(6)
Revenue and expense recognition	(670)	(485)
Deferred acquisition costs	128	382
Policy liabilities	310	90
Pension plans	264	250
Recognition of minimum pension liability	(346)	—
Deferred income tax	—	13
Shareholder dividend liability	341	332
Derivative instruments	(495)	(355)
Other	(25)	10
Deferred tax effect of the above adjustments	6	33

	611	538

        For other operations, shareholders' equity on a US GAAP basis exceeded that on a UK GAAP basis by £611 million in 2002 and £538 million in 2001.

        The principal reasons for the increases in consolidated shareholders' equity under US GAAP compared to consolidated shareholders' funds under UK GAAP are:

  •
  capitalization of goodwill and discontinuance of goodwill capitalization under FAS 142 (subject to any impairments that may arise),

  •
  elimination of the UK basis accrual for the final dividend; the final dividend is declared each February in respect of the preceding year, and

  •
  inclusion of Jackson National Life's fixed income security portfolio on an available for sale basis with related shadow deferred acquisition cost adjustments; under UK GAAP the securities are carried on an amortized cost basis.

        Partially offsetting these items is the effect of the implementation of FAS 133 on the carrying value of derivative instruments.

Available-for-Sale Debt and Equity Securities

        For US GAAP purposes, the group has classified certain debt, other fixed income and equity securities principally in relation to Jackson National Life and the UK annuity business as available-for-sale.

Securities classified as available-for-sale are carried at fair value and changes in unrealized gains and losses are reflected in accumulated other comprehensive income in shareholders' equity. Impairments in the value of available-for-sale securities that are considered other than temporary are reflected as realized losses in net income. The group's available-for-sale investments at December 31, 2002 and 2001 were as follows:

	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
	(In £ Millions)
December 31, 2002
Fixed maturities—available-for-sale
UK government securities	2,004	110	—	2,114
US government and other governments	715	70	—	785
Local government securities	288	71	—	359
Corporate securities	29,916	2,339	(466)	31,789
Mortgage-backed securities	4,301	209	(16)	4,494
Other debt securities	1,723	12	(213)	1,522

Total fixed maturities—available-for-sale	38,947	2,811	(695)	41,063
Equity securities—available-for-sale	518	16	(36)	498

Total available for sale fixed maturities and equity securities	39,465	2,827	(731)	41,561

December 31, 2001
Fixed maturities—available-for-sale
UK government securities	966	62	(9)	1,019
US government and other governments	1,540	49	(2)	1,587
Local government securities	248	86	(9)	325
Corporate securities	25,922	1,348	(620)	26,650
Mortgage-backed securities	7,232	204	(45)	7,391
Other debt securities	1,055	9	(90)	974

Total fixed maturities—available-for-sale	36,963	1,758	(775)	37,946
Equity securities—available-for-sale	224	21	(24)	221

Total available for sale fixed maturities and equity securities	37,187	1,779	(799)	38,167

        Fair value for listed securities or otherwise actively traded securities is based on their quoted market price. The group's determination of fair value for unlisted or inactively traded securities without a readily ascertainable market value is generally based on values provided by independent sources, including broker-dealer provided estimates. Where third party information is not available, the group performs alternative valuation techniques, including discounted cash flow analysis, option-adjusted spread models, and enterprise valuation. At December 31, 2002 and 2001, available-for-sale securities without a readily ascertainable market value having a cost of £4,567 million and £4,661 million, respectively, had an estimated fair value of £4,913 million and £4,780 million, respectively.

        As of December 31, 2002 and 2001, the amount of gross unrealized losses and related fair value, by investment type included in accumulated other comprehensive income in shareholder's equity, was as follows:

	December 31, 2002		December 31, 2001
	Estimated Fair Value	Gross Unrealized (Losses)	Estimated Fair Value	Gross Unrealized (Losses)
	(In £ Millions)
Fixed maturities—available-for-sale
UK government securities	—	—	344	(9)
US government and other governments	—	—	55	(2)
Local government securities	21	—	31	(9)
Corporate securities	6,188	(466)	7,046	(620)
Mortgage-backed securities	135	(16)	1,230	(45)
Other debt securities	900	(213)	982	(90)

Total fixed maturities—available-for-sale	7,244	(695)	9,688	(775)
Equity securities—available-for-sale	60	(36)	97	(24)

Total available for sale fixed maturities and equity securities	7,304	(731)	9,785	(799)

        The majority of fixed maturities in the group's portfolio are rated by external rating agencies. Fixed maturities are considered investment grade if they carry a rating of BBB-/Baa3 or better. For fixed maturities in an unrealized loss position at December 31, 2002, 80% (based on fair value) were investment grade, 11% were below investment grade and 9% were not rated. For fixed maturities in an unrealized loss position at December 31, 2001, 74% were investment grade, 10% were below investment grade and 16% were not rated. At December 31, 2002 and 2001, unrealized losses from fixed maturities that were below investment grade or not rated represented approximately 55% and 51%, respectively, of gross unrealized losses on available-for-sale fixed maturities.

        Corporate fixed maturities in an unrealized loss position were diversified across industries. As of December 31, 2002, the industries representing the larger unrealized losses included electric utilities (10% of fixed maturities gross unrealized losses) and telecommunications (6%). As of December 31, 2001, the industries representing the larger unrealized losses included telecommunications (11% of fixed maturities gross unrealized losses), electric utilities (6%) and retail and chemical (5% each). Other debt securities in an unrealized loss position primarily comprise asset-backed securities, including collateralized debt obligations. As of December 31, 2002 and 2001, asset-backed other debt securities represented 39% and 28%, respectively, of fixed maturities gross unrealized losses, including 23% and 11%, respectively, related to collateralized debt obligations. The group had no material unrealized losses on individual fixed maturities or equity securities at December 31, 2002 or 2001.

        As of December 31, 2002 and 2001, the amounts of gross unrealized losses for fixed maturities and equity securities continuously in an unrealized loss position for the time periods indicated, were as follows:

	December 31, 2002		December 31, 2001
	Fixed Maturities	Equity Securities	Fixed Maturities	Equity Securities
	(In £ Millions)
Less than six months	(137)	(16)	(194)	(7)
Six months to one year	(138)	—	(112)	(5)
More than one year	(420)	(20)	(469)	(12)

Total gross unrealized losses	(695)	(36)	(775)	(24)

        Included in the more than one-year category for fixed maturities are unrealized losses of £155 million and £88 million at December 31, 2002 and 2001, respectively, related to privately placed asset-backed securities.

        The amount of gross unrealized losses for fixed maturities in an unrealized loss position by maturity date of the fixed maturities as of December 31, 2002 and 2001 was as follows:

	At December 31,
	2002	2001
	(In £ Millions)
Less than one year	(6)	(11)
One to five years	(82)	(127)
Five to ten years	(138)	(173)
More than ten years	(240)	(329)
Mortgage-backed securities and other debt securities	(229)	(135)

Total gross unrealized losses	(695)	(775)

Realized Losses

        The following table sets out certain additional information relating to sales and realized losses on available-for-sale securities sold at a loss and impairment losses recognized:

	2002	2001
	(In £ Millions)
Sales proceeds	1,989	1,978

Gross realized losses on sales	(260)	(146)
Impairment losses	(360)	(424)

Gross realized losses	(620)	(570)

        The group periodically reviews its fixed maturities and equity securities to determine if any decline in fair value below the carrying value is "other than temporary" on a case-by-case basis. If it is determined that a decline in value of an investment is temporary, the decline is recorded as an unrealized loss in accumulated other comprehensive income in shareholders' equity pursuant to the guidance of FASB Statement 115, "Accounting for Certain Investments in Debt and Equity Securities". If the decline is considered to be other than temporary, a realized loss is recorded in the Consolidated Statement of Income.

        Securities with declines in value generally to less than 80% of cost and other securities the group determines are under performing or potential problem securities are subject to regular review. To facilitate the review, securities with significant declines in value, or where other objective criterion evidencing credit deterioration have been met, are included on a watch list. Among the criteria for securities to be included on a watch list are credit deterioration which has led to a significant decline in value of the security, a significant covenant related to the security has been breached, an issuer has filed or indicated a possibility of filing for bankruptcy, has missed or announced it intends to miss a scheduled interest or principal payment, or has experienced a specific material adverse change that may impair its credit worthiness.

        In performing reviews, the group considers the relevant facts and circumstances relating to each investment and must exercise considerable judgment in determining whether a security is other than temporarily impaired. Among the factors considered is whether the decline in fair value results from a change in the quality of the security itself, or from a downward movement in the market as a whole, and the likelihood of recovering the carrying value based on the current and short term prospects of the issuer. Unrealized losses that are considered to be primarily the result of market conditions, such as increasing interest rates, unusual market volatility or industry-related events, and where the group also believes there exists a reasonable expectation for recovery and, furthermore, has the intent and ability to hold the investment until maturity or the market recovery, are usually determined to be temporary.

        The group applies the provisions of EITF 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" when evaluating whether impairments on its structured securities, including asset-backed securities and collateralized debt obligations, are other than temporary. The group regularly reviews future cash flow assumptions and in accordance with EITF 99-20 if there has been an adverse change in estimated cash flows to be received from a security, an impairment is recognized in net income. For privately placed structured securities, impairment amounts are based on discounted cash flows. EITF 99-20 changed the manner in which impairment on certain investments in collateralized securities is determined. A cumulative effect adjustment not included in the table above was recorded in connection with the adoption of EITF 99-20 in 2001. The cumulative effect was a net realized loss on investments of £13 million; consisting a gross transitional adjustment of £23 million less reduced amortization of deferred acquisition costs of £3 million and income tax benefit of £7 million.

        The risks inherent in reviewing the impairment of any investment include the risk that market results may differ from expectations; facts and circumstances may change in the future and differ from estimates and assumptions; or the group may later decide to sell the security as a result of changed circumstances.

        For 2002, other than temporary impairment losses recognized amounted to £360 million. Approximately 48% of these losses related to the impairments of fixed maturities of four individual corporate issuers, operating in the telecommunications industry, and one electric utility issuer. Throughout 2002, the market values of telecommunication companies declined precipitously, causing the bankruptcy of several large companies, and resulting in the group's decision to write down affected investments. Also, during 2002, approximately 14% of the impairment losses were recorded on structured asset-backed securities, primarily due to reduced cash flow expectations on securities that are collateralized by diversified pools of primarily below investment grade securities.

        For 2001, other than temporary impairment losses recognized amounted to £424 million. Approximately 22% of these losses related to the impairments of fixed maturities of three individual corporate issuers, operating in different industries that were adversely affected by deteriorating general economic conditions. Approximately 9% of the losses related to impairment of fixed maturities issued by the Republic of Argentina. Also, during 2001, approximately 15% of the impairment losses were recorded on structured asset-backed securities, primarily due to reduced cash flow expectations on such securities that are collateralized by diversified pools of primarily below investment grade securities.

        To the extent factors contributing to the impairment losses recognized in 2002 and 2001 affected other investments, such investments were reviewed for other than temporary impairment and losses were recorded if appropriate.

        There are inherent uncertainties in assessing the fair values assigned to Prudential's investments and in determining whether a decline in market value is other than temporary. Prudential's review of fair value involves several criteria including economic conditions, credit loss experience, other issuer-specific developments and future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in the cash flow assertions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial statements, unrealized losses currently in accumulated other comprehensive income may be recognized in the statement of operations in future periods.

        In 2002, the group realized gross losses on sales of available-for-sale securities of £260 million. Approximately 58% of these losses related to the disposal of fixed maturities of nine individual issuers, whose deteriorating credit fundamentals, exacerbated by continued weakness in general economic conditions, led to rating agency downgrades of their securities and more uncertainty regarding the future value of their securities. The losses realized were on investments in electric utilities involved in energy trading and generation, an airline cargo business, a mining entity and several telecommunications companies.

        In 2001, the group realized gross losses on sales of available-for-sale securities of £146 million. Approximately 43% of these losses related to six individual fixed maturity holdings, which were disposed of as a result of changed circumstances, including a fraud and restatement announcement, telecommunications holdings negatively impacted by industry overcapacity and travel related and other industry holdings which were generally affected by the aftermath of September 11, a weakening economic environment and tightening of the credit markets. In these cases, it was determined that the prospects for future recovery were doubtful and there was additional downside risk. Approximately 10% of these losses related to sales of equity holdings by Jackson National Life, and were primarily from one large disposition for the purpose of reducing its equity exposure.

        The group currently intends to hold available-for-sale securities with unrealized losses not considered other than temporary until they mature, or recover in value. However, if the specific facts and circumstances surrounding a security or the outlook for its industry sector change, the group may sell the security and realize a loss. Of the gross realized losses on sales of available-for-sale securities during 2002, 28% arose from securities that had been in an unrealized loss position for less than six months, 55% for six months to one year and 17% for more than one year. Of the gross realized losses on sales of available-for-sale securities during 2001, 25% arose from securities that had been in an unrealized loss position for less than six months, 21% for six months to one year and 54% for more than one year.

US GAAP Restructuring Analysis

        In 2001, Prudential announced the restructuring of the direct sales force and customer service channels of its UK Insurance Operations. For US GAAP purposes, Prudential expensed £172 million of restructuring costs in 2001, primarily comprising £82 million of termination benefits and salary costs relating to the reduction of the salesforce, customer service and associated staff, £34 million relating to the closure of administrative buildings and £17 million relating to the cost of integrating the various customer service operations. These costs also included £39 million of other costs, such as systems-related costs.

        For a detailed discussion of these UK restructurings, see Item 4, "Information on the Company—Business of Prudential—UK Business—UK Restructurings".

New US Accounting Pronouncements

        Several new US accounting standards were issued during 2001 and 2002 that are pertinent to Prudential's US GAAP consolidated financial statements. These are discussed in detail in Note 35 of the notes to Prudential's consolidated financial statements.

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

Group Cash Flow

        The parent company's principal cash requirements are the payment of dividends to shareholders, the servicing of debt, the payment of group activity expenses and the acquisition of and investment in businesses.

        Prudential received £536 million in cash remittances from business units in 2002, an increase on the £461 million in 2001 and £535 million in 2000. These remittances comprise the shareholders' statutory transfer from the Prudential Assurance long-term with-profits fund relating to earlier bonus declarations, together with dividends, loans and interest received from subsidiaries.

        After dividends and interest paid, there was a net outflow of £97 million in 2002 compared to net outflows of £136 million in 2001 and £41 million in 2000. In 2002, Prudential also received £543 million from corporate activities including cash proceeds arising from the sale of the UK personal lines property and casualty insurance operation and exceptional tax receipts, compared to £283 million in 2001 and £512 million in 2000. Corporate activities in 2001 include £338 million representing the break fee on termination of the merger with American General Corporation, net of expenses. Corporate activities in 2000 include £173 million in respect of business disposals and £139 million proceeds, net of expenses, from the listing of shares on the New York Stock Exchange. Including the proceeds of UK equity issuances and tax relief, total net surplus in 2002 was £545 million, compared to £160 million in 2001 and £571 million in 2000.

        In 2002, Prudential invested £675 million into its businesses, including £13 million relating to acquisitions. In September 2002, Prudential provided Jackson National Life with £321 million of capital to support high volumes of fixed annuity writings, additional guaranteed minimum death benefit reserves and to replace capital consumed by bond losses and impairments. This follows £69 million provided in 2001 and nil in 2000. Also during 2002, Prudential invested £354 million, primarily in its shareholder-backed business in the United Kingdom and in Asia, compared to £512 million in 2001 and £392 million in 2000. In aggregate this gave rise to a financing requirement of £130 million in 2002 and £421 million in 2001 which was satisfied through an increase in core debt. In 2000, a financing surplus of £179 million resulted in a reduction in core debt.

        In June 2003 Prudential issued $1 billion of Perpetual Subordinated Capital Securities in Asia, Prudential will use the proceeds of this issue to refinance existing senior debt and for other general group corporate purposes.

Liquidity Requirements

Dividend Payments

        Total dividends proposed by the Board for 2002, 2001 and 2000 were 26.0p, 25.4p and 24.5p per share, respectively. The final dividend in respect of the year ended December 31, 2002 of £341 million was paid on May 28, 2003.

Debt Service Costs

        Debt service costs paid by the parent company in 2002 were £124 million compared to £103 million for 2001 and £119 million in 2000. The increase in 2002 primarily reflects increased borrowing during the year. Of total consolidated borrowings of £4,373 million at December 31, 2002, the parent company and finance subsidiaries had borrowings of £2,297 million outstanding. £420 million represented short-term commercial paper with a maturity of less than one year and £41 million represented the remaining balance of floating rate guaranteed loan notes due to mature in 2004. $250 million of bonds are due to mature in 2005 and £150 million of bonds in 2007. The remaining outstanding amounts are due to mature in more than five years.

Investment in Businesses

        In 2002, Prudential invested £675 million into its businesses, including £13 million relating to acquisitions. Of this £675 million, £321 million related to Jackson National Life compared to £69 million invested in 2001 and nil in 2000. This capital was invested to support high volumes of fixed annuity writings and to replace capital consumed by bond losses and impairments. Also in 2002, Prudential invested £354 million, compared to £512 million in 2001 and £392 million in 2000, primarily in shareholder backed business in the United Kingdom and in Asia, including the development of the Japanese business and the acquisition of Good Morning ITMC Korea.

        Of the £512 million invested by Prudential into its businesses in 2001, £162 million related to acquisitions, primarily Orico Life in Japan and YoungPoong Life in South Korea. Of the £350 million invested for non-acquisition activities, £69 million was invested in Jackson National Life with the remainder invested in Prudential's shareholder backed businesses in the United Kingdom, Europe and Asia. Of the £392 million invested by Prudential into its businesses in 2000, £109 million related to acquisitions, primarily in Taiwan. The £283 million invested for non-acquisition activities was invested in Prudential's shareholder-backed businesses in the United Kingdom, Asia and Europe.

Acquisition of Businesses

        In 2002, Prudential acquired 100% of Good Morning ITMC in Korea for £13 million excluding deferred consideration. The goodwill on acquisition was £8 million. Good Morning ITMC has subsequently been renamed PCA Investment Trust Management Company. In addition, during the first half of 2002, Prudential Asia acquired ING's life insurance operation in the Philippines using internal funds. The net assets acquired as at March 31, 2002 were £1.5 million.

        In 2002, Prudential's banking subsidiary, Egg, announced the acquisition of Zebank, a French direct financial services company, for £23 million in cash using internal funds. The fair value of Zebank's net assets was £20 million.

        In 2001, Prudential acquired Orico Life Insurance Company of Japan for £139 million and YoungPoong Life, a multi-distribution based Korean life insurance company for £23 million.

        In 2000, Prudential invested in several new businesses. Prudential acquired an 89% interest in Core Pacific Securities Investment Trust Enterprise, a Taiwanese mutual fund provider for £73 million, and increased its holding in its Taiwanese life insurance operation at a cost of £36 million. Prudential's US subsidiary, Jackson National Life, acquired Highland Bancorp Inc for £75 million ($110 million), IFC Holdings for £28 million ($42 million), and three branches of Fidelity Federal Bank for £7 million ($10 million).

Other Capital Expenditures

        Prudential spent £2 million, £4 million and £2 million in 2002, 2001 and 2000, respectively, to refurbish several of its office buildings.

Liquidity Sources

        The parent company and finance subsidiaries held cash and short-term investments of £226 million, £19 million and £38 million at December 31, 2002, 2001 and 2000 respectively. The principal sources of cash are dividends, loans and interest received from operating subsidiaries, proceeds from borrowings, the sale of businesses and recourse to the equity markets.

        Prudential received £536 million in cash remittances from business units in 2002, an increase on the £461 million received in 2001 and £535 million received in 2000. These remittances comprise the shareholders' statutory transfer from the Prudential Assurance long-term with-profits fund relating to earlier bonus declarations, together with dividends, loans and interest from subsidiaries.

Shareholders' Statutory Transfer

        In 2002, Prudential declared total bonuses of £2.7 billion from Prudential Assurance's long-term with-profits fund, of which £2.45 billion was added to with-profits policies and £273 million was distributed to shareholders. In 2001, Prudential declared total bonuses of £3.1 billion from the fund, of which £2.8 billion was added to with-profits policies and £310 million was distributed to shareholders. In 2000, Prudential declared total bonuses of £3.1 billion, of which £2.8 billion was added to with-profits policies and £307 million was distributed to shareholders. The lower bonuses declared in 2002 reflect poorer equity market returns.

Dividends, Loans and Interest Received from Subsidiaries

        Under UK company law, dividends can only be paid if a company has distributable reserves sufficient to cover the dividend. In Prudential Assurance, Prudential's largest operating subsidiary, distributable reserves are created mainly by the statutory long-term business profit transfer to shareholders that occurs upon the declaration of bonuses to policyholders of with-profit products, see "—Shareholders' Statutory Transfer" in this section. Prudential's insurance, banking and fund management subsidiaries' ability to pay dividends and loans to the parent company is restricted by various laws and regulations. Jackson National Life is subject to state laws that limit the dividends payable to the parent company. Dividends in excess of these limitations generally require approval of the state insurance commissioner.

        The table below shows the dividends, loans and interest received by the parent company from the principal operating subsidiaries during the year ended December 31, 2002.

Dividends, loans and interest received in 2002
(In £ Millions)
Prudential Assurance	710
US Operations	42
Egg	0
M&G	138
Asian Operations	27

        With the exception of Egg, each of Prudential's main operations generate profits sufficient to pay dividends, loans or interest to the parent. The amount of dividends paid by the operations is determined after considering the development, growth and investment requirements of the operating businesses. Prudential does not believe that the legal and regulatory restrictions constitute a material limitation on the ability of businesses to meet their obligations or pay dividends to the parent company.

        The parent company received total dividends and loans from its main operations of £875 million in 2002 compared with £401 million in 2001 and £593 million in 2000. Amounts received from Prudential Assurance in 2002 comprised £324 million relating to the shareholder's statutory life fund transfer and £386 million arising from the sale of the UK personal lines and property casualty insurance operations. The total for 2001 included a non-recurring amount of £80 million arising from Prudential Assurance, similarly the total for 2000 included special non-recurring amounts of £190 million from M&G and £120 million from Prudential Assurance, resulting from a review of the ongoing capital requirements of all companies within the Prudential group.

        In addition to the above dividends, the parent company received £42 million, £38 million and £39 million in interest on intercompany loans from its US operations in 2002, 2001 and 2000, respectively.

Sale of Businesses

        In November 2002 Prudential agreed to sell its German life business to Canada Life for €129 million (£82 million). The sale was completed on January 1, 2003. Irish High Court approval for the transfer of the relevant life assurance policies to Canada Life is expected in the second half of 2003. See "Item 4—Business of Prudential—European Business—Sale of German Business to Canada Life".

        In November 2001, Prudential agreed to transfer its personal lines property and casualty business to Winterthur Insurance and the Churchill Group, its UK subsidiary. On December 31, 2001, the insurance liabilities were almost wholly reassured to Winterthur. The related cash transfer for this reinsurance was offset in January 2002 against the sales proceeds of this business. The sale was completed on January 4, 2002, for a consideration of £353 million. After allowing for the costs of the sale and other related items the profit on sale recorded in the 2002 results was £355 million, before tax. See "Item 4—Business of Prudential—UK Business—Transfer of Business to Winterthur".

        In June 2000, Prudential sold part of its holding in St James's Place Capital plc, an associate company listed on the London Stock Exchange, for cash proceeds of £213 million. The resulting gain on disposal was £99 million. The remaining portion of the holding in St James's Place Capital plc was sold in July 2000 for cash proceeds of £79 million, realizing a gain of £24 million.

        The initial public offering of shares in Egg in June 2000 raised £239 million, of which £90 million related to the sale of shares by the parent company, after deduction of expenses, and the remainder related to new share capital issued by Egg. The transaction resulted in a profit for the group of £119 million. Prudential does not currently anticipate any additional future public offerings of Egg shares or shares of any other subsidiary. Prudential's profits on ordinary activities before tax will continue on both the UK GAAP and US GAAP bases to include all of Egg's results. Earnings per share exclude the minority interests' share of Egg's results after tax.

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

Shareholders' Borrowings and Financial Flexibility

        As a result of the holding company's net funds outflow of £130 million and exchange translation gains of £37 million, net core borrowings at December 31, 2002 were £2,226 million, compared to £2,133 million at December 31, 2001.

        After adjusting for holding company cash and short-term investments of £226 million, core structural borrowings of shareholder financed operations at the end of 2002 totaled £2,452 million, compared with £2,152 million at the end of 2001. This increase was funded by the issue of short-term commercial paper. Borrowings at the end of 2002 included £1,686 million at fixed rates of interest with $250 million (£155 million) of bonds due to mature in 2005 and £150 million of bonds due to mature in 2007. The remaining outstanding borrowings are due to mature in more than five years. Of these borrowings, £310 million were denominated in US dollars, partially to hedge the currency exposure arising from Prudential's investment in Jackson National Life. During 2002, the euro-denominated fixed rate notes issued in 2001 were swapped into floating rate pounds sterling borrowings of £305 million (net of £4 million issue costs). Core borrowings also included £420 million short-term commercial paper (of which £334 million was denominated in US dollars) and £41 million floating rate loan notes.

        In 2000, Prudential established a US$2,000 million (£1,242 million) global commercial paper program, subsequently made unlimited in November 2001. At December 31, 2002, Prudential had amounts outstanding under this program amounting to US$2,627 million (£1,632 million) with an average interest rate of 3.92% per annum.

        In 2001, Prudential established a £5,000 million European medium term note program. Under this program, Prudential issued in 2001 hybrid debt of £435 million and €500 million (£301 million) and in 2002 €40 million (£25 million) in three 12 month tranches. The amount outstanding at December 31, 2002 under this program was £786 million.

        In addition, Prudential has access to a £1,200 million, committed revolving credit facility provided by 12 major international banks, split into two equal tranches of £600 million. One half matures on June 16, 2005; and the other on June 14, 2003. There have been no draw-downs under this facility since inception and hence there was no amount outstanding at December 31, 2002.

        Prudential also maintains uncommitted credit facilities totaling £612 million. There was no amount outstanding under these facilities at December 31, 2002.

        In December 2002, Prudential established a committed secured lending facility for £500 million renewable on December 18, 2003. Prudential has not drawn down under this facility.

        During 2002 and 2001, Jackson National Life entered into reverse repurchase and dollar roll repurchase agreements, whereby it agreed to sell and repurchase securities. These activities have been accounted for as financing transactions, with the assets and associated liabilities included in the consolidated balance sheets. As of December 31, 2002 and 2001, the liabilities were £nil and £611 million respectively. Under UK GAAP, £577 million of these liabilities for 2001 are shown as amounts owed to credit institutions, and £34 million are included in banking business liabilities.

        Short-term borrowings under such agreements averaged £243 million and £461 million during 2002 and 2001, respectively. Interest paid totaled £4 million, £19 million and £29 million in 2002, 2001 and 2000 respectively. The highest level of short-term borrowings at any month end was £347 million in 2002 and £694 million in 2001.

        Jackson National Life has entered into a securities lending arrangement with an agent bank whereby blocks of securities are loaned to third parties, primarily major brokerage firms. Obligations under these arrangements in 2002 and 2001 totaled £1,544 million and £559 million, respectively. The agreement requires a minimum of 102% of the fair value of the loaned securities to be held as collateral, calculated on a daily basis. To further minimize the credit risks related to this program, the financial condition of counterparties is monitored on a regular basis.

        Jackson National Life has entered into a program of funding arrangements (European and Global Medium Term Notes—EMTNs and GMTNs) under contracts which, in substance, are almost identical to Guaranteed Investment Contracts. As of December 31, 2002 and 2001, the liabilities under these funding arrangements were £3,554 million and £3,144 million, respectively.

        The commercial paper program, the medium term note program, the committed revolving credit facility, the uncommitted facilities and the committed secured lending facility are available for general corporate purposes and to support the liquidity needs of Prudential. Prudential anticipates that these programs and facilities are sufficient to meet foreseeable requirements to support shareholders' existing operations. However, to meet all of its strategic objectives, such as the funding of potential future acquisitions, Prudential may need to raise further financing which may include recourse to the equity markets. Prudential aims to maintain an appropriate debt to equity ratio.

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

        At December 31, 2002, Egg had two credit default swaps in place. Their effect is to remove from Egg's balance sheet the risk of default on the underlying assets, comprising residential mortgages of £900 million and asset backed securities of £1.1 billion, and reduce the regulatory capital that must be held by Egg in relation to these assets.

        Egg has also entered into interest rate swaps for the purpose of hedging interest rate risk on lending to customers. The total notional value of these swaps is £4.3 billion.

        Any potential credit risk relates to the swap counter-party, namely its ability to pay in the event of default on the underlying assets. If such a double failure occurred, Egg could be required to increase regulatory capital held against the underlying assets. All swap counter-parties are highly rated financial institutions.

        At December 31, 2002, M&G had entered into a series of off-balance sheet transactions relating to interest rate swaps and caps, cross currency swaps, credit default swaps and similar instruments. These derivatives were entered into in the normal course of business and solely for the purpose of matching or eliminating risks arising from potential movements in interest and exchange rates inherent in M&G's assets and liabilities. These derivatives are reviewed regularly for their effectiveness as hedges.

        Jackson National Life has commitments for future payments related to equity index call options totaling £21 million, which are accounted for on a deferred basis and therefore were off-balance sheet as at December 31, 2002. These commitments were entered into in the normal course of business to hedge obligations associated with the issuance of equity index-linked immediate and deferred annuities. The commitments are due over the next five years.

        Jackson National Life has unfunded commitments related to its investments in limited partnerships totaling £300 million at December 31, 2002. These reflect on demand contractual commitments to fund further investments by the limited partnerships.

Contractual Obligations

        Contractual obligations with specified payment dates at December 31, 2002 included were as follows:

	Principal payments due by period
	Less than 1 Year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	After 5 Years	Total
	(In £ Millions)
Borrowings	1,750	69	175	—	150	2,229	4,373
Other contractual obligations
UK Banking	446	522	7	—	541	—	1,516
US Banking	101	90	5	28	12	3	239
Jackson National Life funding arrangements	187	816	527	722	544	758	3,554
Equity indexed call options	6	5	5	4	1	—	21
Leases on land and buildings	42	42	40	39	39	8,021	8,223
Borrowings of associates	9	—	—	—	—	292	301

	2,541	1,544	759	793	1,287	11,303	18,227

        Egg has loans and advances to customers of £5,546 million. These represent agreements to lend to customers in accordance with contractual provisions which are either for a specified period, or as in the case of credit cards, represent a revolving credit facility which can be drawn down at any time providing the agreement has not been terminated. The total amount does not necessarily represent future cash requirements, in that commitments are often not drawn upon.

        Included in UK Banking is £500 million of medium-term note funding raised in a credit card receivables securitization transaction.

Operating Businesses

UK Life Insurance

        The liquidity sources for Prudential's UK life insurance businesses comprise premiums, deposits and charges on policies, investment income, proceeds from the sale and maturity of investments, external borrowings and capital contributions from the parent company. The liquidity requirements comprise benefits and claims, operating expenses, interest on debt, purchases of investments and dividends to the parent company.

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

        The primary source of short-term liquidity to support operations is a pool of highly liquid, high quality short-term instruments to provide liquidity in excess of the expected cash requirements. At

December 31, 2002, the investment assets included £28,901 million of equity securities, £37,873 million of debt securities and £2,896 million of deposits.

        The liquidity of Prudential's UK insurance operations is affected by the payment of guaranteed benefits and terminal bonuses on maturing and surrendering policies by the UK insurance operations. In addition, the non-cash bonus declaration to policyholders results in a cash transfer to shareholders' funds. A large proportion of Prudential's liabilities contains discretionary surrender values or surrender charges. In addition, pensions annuity policies cannot be surrendered by the policyholder.

        At December 31, 2002 and 2001, Prudential Assurance's long-term with-profits fund assets in excess of its required minimum solvency margin were £3,153 million and £5,672 million, respectively. The principal reason for the reduction at December 31, 2002 was the fall in global capital markets during the year.

M&G

        The principal liquidity source for M&G is fee income for managing retail investment funds and the investment funds of Prudential's business operations. The principal liquidity requirement is operating expenses. Amounts are distributed to the parent company after considering capital requirements. Capital requirements are driven by the regulatory stipulations based on fixed operating expenses and other operating considerations. At December 31, 2002, M&G met the relevant regulatory requirements.

Egg

        Egg's principal liquidity sources are deposits from customers, interest and fees receivable from customer lending and proceeds from treasury activities.

        The principal liquidity requirements are lending to customers, interest payable to deposit holders, treasury investments and administrative expenses.

        At December 31, 2002, Egg had £4,281 million of cash and short-term investments.

        Egg had a net cash inflow from operating activities during 2002 of £1,298 million, compared with £763 million net cash outflow for 2001. The increased cashflow primarily relates to an increase in customer deposits.

        In 2002 and 2001, the parent company made no capital contributions to Egg, compared to £80 million in 2000.

        In May 2001, Egg's subsidiary, Prudential Banking plc, launched a £500 million three year floating rate note to provide wholesale funding for the growing lending business. Additional three year floating rate notes were issued in August (£100 million), November (£16 million and $23 million) and December (£9 million, $13 million and £6 million). Certificates of deposit are also in issue, resulting in a total debt outstanding at December 31, 2002 of £1,015 million.

        In June 2000, Egg received net proceeds of £149 million from the initial public offering of a minority stake in the business. In 2001, Egg issued loan capital of £125 million with a coupon of 6.875% and for a 20.5 year term (2021). This was issued at a discount of £1.4 million. In 2002, Egg issued £75 million additional loan capital with a coupon of 6.875% for a 19 year term (2021). This was issued at premium of £3.1 million. There is an early repayment option in 2016 for both loan capital issues.

        Regulatory liquidity requirements seek to ensure that banks have access at all times to sufficient sources of liquidity to enable them to pay both expected and unexpected demands. These regulations provide that a minimum level of liquid assets needs to be held. The calculation of these liquid assets depends on the nature of customer deposits and the time over which they can be withdrawn. Capital requirements are driven by the FSA capital regulations stipulated under the Basel Accord.

        Egg currently meets all regulatory requirements including the target risk asset ratio set by the FSA.

US Life Insurance

        The liquidity sources for Jackson National Life are its cash, short-term investments and publicly traded bonds, premium income, deposits received on certain annuity and stable value products, investment income and capital contributions from the parent company.

        Liquidity requirements are principally for purchases of new investments and businesses, repayment of principal and interest on intercompany debt, payments of interest on surplus notes, funding of insurance product liabilities, including payments for policy benefits, surrenders, maturities and new policy loans and funding of expenses, including payment of commissions, operating expenses and taxes. At December 31, 2002, Jackson National Life's outstanding notes and bank debt included:

  •
  $250 million of surplus notes maturing in 2027,

  •
  $271 million of senior notes maturing in 2010,

  •
  $384 million of advances from the Federal Home Loan Bank maturing in years through 2008, and

  •
  $199 million of secured notes and revolving credit facility maturing between 2003 and 2005.

        Significant increases in interest rates and disintermediation can create sudden increases in surrender and withdrawal requests by policyholders and contractholders. Other factors that are not directly related to interest rates can also give rise to disintermediation risk, including but not limited to changes in ratings from rating agencies, general policyholder concerns relating to the life insurance industry (e.g., the unexpected default of a large, unrelated life insurer) and competition from other products, including non-insurance products such as mutual funds, certificates of deposit and newly developed investment products. Most of the life insurance, annuity and stable value products Jackson National Life offers permit the policyholder or contractholder to withdraw or borrow funds or surrender cash values, although some include policy restrictions such as surrender charges and market value adjustments to discourage early withdrawal of policy and contract funds. At December 31, 2002, approximately $7.7 billion of policy and contract funds had no surrender charge or market value adjustment restrictions.

        Jackson National Life uses a variety of asset-liability management techniques to provide for the orderly provision of cash flow from investments and other sources as policies and contracts mature in accordance with their normal terms. Jackson National Life's principal sources of liquidity to meet unexpected cash outflows associated with sudden and severe increases in surrenders and withdrawals are its portfolio of liquid assets and its net operating cash flows. At December 31, 2002, the portfolio of cash, short-term investments and publicly traded bonds and equities amounted to $34.4 billion. Operating net cash inflows for 2002 were $1.7 billion. Prudential believes that these liquidity sources are sufficient to satisfy the company's liquidity needs.

        At December 31, 2002, the statutory capital and surplus of Jackson National Life was $2,889 million, which was significantly in excess of the requirements set out under Michigan insurance law. As described in Item 4, "Information on the Company—Supervision and Regulation of Prudential—US Supervision and Regulation", Jackson National Life is also subject to risk-based capital guidelines that provide a method to measure the adjusted capital that a life insurance company should have for regulatory purposes, taking into account the risk characteristics of the company's investments and products. At December 31, 2002, Jackson National Life's total risk based capital ratio under the National Association of Insurance Commissioners' definition substantially exceeded model act standards.

Asia Life Insurance

        The liquidity sources for Prudential's Asia life insurance businesses comprise premiums, deposits and charges on policies, investment income, proceeds from the sale and maturity of investments, external borrowings and capital contributions from the parent company. The liquidity requirements comprise benefits and claims, operating expenses, interest on debt, purchases of investments and dividends to the parent company.

        The liquidity requirements of Prudential's Asia life insurance businesses are regularly monitored to match anticipated cash inflows with cash requirements. Cash needs are forecast and projected sources and uses of funds, as well as the asset, liability, investment and cash flow assumptions underlying these projections are reviewed periodically. Adjustments are made periodically to the investment policies with respect to, among other things, the maturity and risk characteristics of the investment assets to reflect changes in the business cash needs and also to reflect the changing competitive and economic environment.

        The primary source of short-term liquidity in Asia is a pool of highly liquid, high quality short-term instruments to provide liquidity in excess of the expected cash requirements. This is supplemented by capital contributions from the parent company. At December 31, 2002, the investment assets included £3,215 million of debt and other fixed income securities and £904 million of equity securities.

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

        The discussion that follows is based on the condensed consolidated statement of cash flows prepared under US GAAP presented in Note 36 of the notes to Prudential's consolidated financial statements, which includes all of the cash flows of Prudential including those of the with-profits fund.

        Net cash provided by operating activities was £4,189 million in 2002 compared with £1,685 million in 2001.

        Net cash used for investing activities in 2002 was £8,522 million compared with £5,590 million in 2001. Cash used to purchase investments exceeded proceeds from sales and maturities by £8,506 million in 2002 compared with £5,153 million in 2001. The group had a cash outflow in respect of acquisitions of subsidiaries in 2002 of £13 million compared with £182 million in 2001. See "—Acquisition of Businesses" earlier in this section. Net cash provided by financing activities was £4,127 million in 2002 compared with £4,014 million in 2001. Policyholders' deposits exceeded withdrawals by £2,207 million and £2,108 million in 2002 and 2001, respectively. Repayment of long-term borrowings in 2002 was £199 million and £210 million in 2001. Proceeds from long-term borrowings in 2002 were £97 million, compared to £3,473 million in 2001.

        As at December 31, 2002 the group had cash of £1,086 million compared with £1,313 million at December 31, 2001, a reduction of £227 million.

        Net cash provided by operating activities was £1,685 million in 2001 compared with £3,616 million in 2000.

        Net cash used for investing activities in 2001 was £5,590 million compared with £2,579 million in 2000. Cash used to purchase investments exceeded proceeds from sales and maturities by £

5,153 million in 2001 compared with £2,652 million in 2000. The group had a cash outflow in respect of acquisitions of subsidiaries in 2001 of £182 million compared with £183 million in 2000. See "—Acquisition of Businesses" earlier in this section. Net cash provided by financing activities was £4,014 million in 2001 compared with £494 million used by financing activities in 2000. Policyholders' deposits exceeded withdrawals by £2,108 million and £1,415 million in 2001 and 2000, respectively. Repayment of long-term borrowings in 2001 was £210 million and £118 million in 2000. Proceeds from long-term borrowings in 2001 were £3,473 million. There were no new long-term borrowings in 2000.

        As at December 31, 2001 the group had cash of £1,313 million compared with £1,206 million at December 31, 2000, an increase of £107 million.

Introduction of the Euro

        The euro was introduced on January 1, 1999 and the former currencies withdrawn in early 2002 in 12 member states of the European Union (excluding the United Kingdom, Sweden and Denmark) in accordance with the treaty on European Economic and Monetary Union ("EMU"). If the euro is introduced in the United Kingdom, Prudential will need to make changes in its information technology and other systems in order to accommodate the use of the euro in its products, systems and operations. Prudential's UK business units' assessment and planning for the possibility that the United Kingdom will join EMU and introduce the euro is presently dealt with as a "business as usual" task and it is therefore difficult to separate discrete euro expenditure from the group's general systems enhancements and development spend. In June 2001, the UK Government announced that a detailed economic assessment would be made to determine whether the economic conditions were right for the United Kingdom to join EMU. The Government announced in June 2003 that the economic conditions did not support entry at such time and that a decision on whether to undertake a further detailed economic assessment in 2004 would be taken by spring 2004. If, following a further assessment, the Government recommends entry, it will be put to a vote in parliament and then to a referendum of the British people.

Item 6.    Directors, Senior Management and Employees

        The Prudential Board of Directors currently consists of 13 directors. Set forth below are the names, ages, current positions, business experience and principal business activities performed outside of Prudential of the Board members and of Sir David Barnes who was a director as at December 31, 2002, as well as the dates of their initial appointment as directors. Ages given are as at March 31, 2003.

David Clementi (Age 54)

        David Clementi has been Chairman of Prudential since December 1, 2002. He is also a non-executive director of Rio Tinto plc with effect from January 28, 2003. From September 1997 to August 2002 he was Deputy Governor of the Bank of England. During this time he served as a member of the Monetary Policy Committee and as a non-executive director of the Financial Services Authority. From 1975 to August 1997 he worked for the Kleinwort Benson Group, latterly as Chief Executive.

Jonathan Bloomer FCA (Age 49)

        Jonathan Bloomer has been an executive director of Prudential since 1995 and Group Chief Executive since March 2000. Previously, he was Deputy Group Chief Executive and Group Finance Director. He is a non-executive director of Egg plc. He is Deputy Chairman of the Practitioner Panel of the Financial Services Authority and a Board Member of the Association of British Insurers.

Philip Broadley FCA (Age 42)

        Philip Broadley has been an executive director of Prudential and Group Finance Director since May 2000. Previously, he was with the UK firm of Arthur Andersen, where he became a partner in 1993. He specialized in providing services to clients in the financial services industry, including regulators and government agencies in the United Kingdom and the United States.

Clark Manning (Age 44)

        Clark Manning has been an executive director of Prudential since January 2002. He has also been President and Chief Executive Officer of Jackson National Life since November 2001 and was previously Acting Chief Executive Officer and Chief Operating Officer of Jackson National Life, which he joined in 1995. Previously, he was Senior Vice President and Chief Actuary for SunAmerica Inc and prior to that Consulting Actuary at Milliman & Robertson Inc. He is a Fellow of the Society of Actuaries and a member of the American Academy of Actuaries.

Michael McLintock (Age 42)

        Michael McLintock has been an executive director of Prudential since September 2000. He has also been Chief Executive of M&G since February 1997, a position he held at the time of M&G's acquisition by Prudential in March 1999. He joined M&G in October 1992. He is also a non-executive director of Close Brothers Group plc and CoFunds Holdings Limited.

Mark Tucker (Age 45)

        Mark Tucker has been an executive director of Prudential since September 1999 and Chief Executive of Prudential Corporation Asia since 1994. Previously, he was General Manager of Prudential, Hong Kong from 1989 to 1992 and Senior Vice President of Operations of Jackson National Life from 1992 to 1994. He joined Prudential in 1986. On May 22, 2003 it was announced that he will resign as a director of Prudential with effect from June 30, 2003.

Mark Wood (Age 49)

        Mark Wood has been an executive director of Prudential and Chief Executive of Prudential Assurance, UK and Europe since June 2001. Previously, he was a non-executive director of European e-commerce technology company Lost Wax. He was also Chief Executive of AXA UK plc (formerly Sun Life & Provincial Holdings plc) and AXA Equity and Law plc, and Managing Director of AA Insurance. Prior to that he was a director of Guardian Royal Exchange plc, Deputy Chairman of the Association of British Insurers and Chairman of PPP Health Insurance.

Sir David Barnes CBE (Age 67)

        Sir David Barnes was a non-executive director of Prudential between January 1999 and May 2003. He is the non-executive Deputy Chairman of Syngenta AG. Previously, he was the non-executive Chairman of Imperial Cancer Research Technology Ltd. He was also Deputy Chairman of AstraZeneca plc until April 2001 and prior to that Chief Executive of Zeneca Group PLC. He is a member of the Board of Trustees, British Red Cross Society and was previously Deputy Chairman of Business in the Community. Sir David Barnes resigned as a director of Prudential with effect from the conclusion of the Annual General Meeting on May 8, 2003.

Bart Becht (Age 46)

        Bart Becht has been a non-executive director of Prudential since May 2002. He is also Chief Executive of Reckitt Benckiser plc. He joined Benckiser N.V. in 1988 and was appointed Chief Executive in 1995, Benckiser N.V. and Reckitt & Colman plc merged in December 1999. Previously, he served in various functions in Procter & Gamble.

Ann Burdus CBE (Age 69)

        Ann Burdus has been a non-executive director of Prudential since November 1996. She is also a non-executive director of Next plc. She is a Trustee of the Barts & Royal London Charitable Foundation. Previously, she was a non-executive director of Safeway plc and a committee member of the Automobile Association.

Roberto Mendoza (Age 57)

        Roberto Mendoza has been a non-executive director of Prudential since May 2000. He is also non-executive Chairman of Egg plc and a non-executive director of Reuters Group PLC, The BOC Group plc and Vitro SA. He is a Founder member of Integrated Finance Limited, a member of the WorldBank-IFC Bank Advisory Group and a trustee of the London Symphony Orchestra. Previously, he was Vice Chairman and director and a member of the Corporate Office of JP Morgan & Co, Inc. and a managing director of Goldman Sachs.

Kathleen O'Donovan (Age 45)

        Kathleen O'Donovan joined Prudential as a non-executive director with effect from the conclusion of the Annual General Meeting on May 8, 2003. She is also a non-executive director of the Court of the Bank of England, EMI Group plc and Great Portland Estates P.L.C. Previously, she was Chief Financial Officer of BTR and Invensys plc.

Rob Rowley (Age 53)

        Rob Rowley has been a non-executive director of Prudential since July 1999. He is also Deputy Chairman of Cable & Wireless Public Limited Company, and a non-executive director of Taylor Nelson

Sofres plc and UK eUniversities Worldwide. He retired as a director of Reuters Group PLC in December 2001.

Sandy Stewart (Age 69)

        Sandy Stewart has been a non-executive director of Prudential since October 1997. He is also Chairman of Murray Extra Return Investment Trust plc and of the Scottish Amicable (Supervisory) Board. Previously, he was a practising solicitor and Chairman of Scottish Amicable Life Assurance Society.

Other Executive Officers

        With the exception of Paul Gratton, Chief Executive of Egg, and Michael Harris, Executive Vice-Chairman of Egg, the heads of Prudential's current business units (UK and Europe Insurance Operations, M&G, Jackson National Life and Prudential Corporation Asia) are also directors of Prudential, as set forth above.

Service Contracts

        Executive directors have contracts that terminate on the normal retirement date, which is the date of their 60th birthday. The normal notice of termination which Prudential is required to give executive directors is 12 months, although for newly appointed directors there may be an initial contractual period of up to two years before the notice period applies. The service contracts for all current executive directors contain a 12 month notice period from Prudential. When considering termination of service contracts, the Remuneration Committee will have regard to the specific circumstances of each case, including a director's obligation to mitigate his loss. Non-executive directors do not have service contracts.

Policy on External Appointments

        Subject to the Board's approval, executive directors are able to accept a limited number of external appointments as non-executive directors of other organizations.

Compensation

        In 2002, the aggregate compensation that Prudential paid or accrued to all Prudential directors and other executive officers as a group (16 persons) was £8,638,508, including performance-related bonuses paid to the executive directors and executive officers and an aggregate pension contribution of £1,258,920 and provision for future benefits.

Remuneration

	Year Ended December 31, 2002
	Salary/Fees	Bonus	Benefits	Total Emoluments
	(In £ Thousands)
Chairman
David Clementi (appointed December 1, 2002)(1)	35	—	2	37

Executive directors
Jonathan Bloomer	725	244	43	1,012
Philip Broadley	433	158	28	619
Clark Manning(2) (appointed January 2, 2002)	532	392	12	936
Michael McLintock	310	968	51	1,329
Mark Tucker(3)	400	394	119	913
Mark Wood	450	162	42	654

Total executive directors	2,850	2,318	295	5,463

Non-executive directors
Sir David Barnes (resigned May 8, 2003)	42	—	—	42
Bart Becht (appointed May 9, 2002)	32	—	—	32
Ann Burdus	45	—	—	45
Sir Roger Hurn (resigned November 30, 2002)	275	—	17	292
Roberto Mendoza	118	—	—	118
Rob Rowley	49	—	—	49
Sandy Stewart	75	—	—	75

Total non-executive directors	636	—	17	653

Other executive officers as a group(4)	643	547	37	1,227

Overall total	4,164	2,865	351	7,380

(1)
David Clementi's fee level is £420,000 per annum.

(2)
Clark Manning's bonus figure excludes a contribution of £6,654 from a profit sharing plan that has been made into a 401(k) retirement plan and that is reported in the table on pension contributions below.

(3)
Mark Tucker's benefits include an allowance of £111,000 for housing paid to reflect his expatriate circumstances and his bonus includes a deferred share award of £194,436.

(4)
Consists of Paul Gratton and Michael Harris.

Senior Executives' Long-term Incentive Plans

Restricted Share Plan (RSP)

        The group's primary long-term incentive plan is the Restricted Share Plan (RSP) which is designed to provide rewards linked to the returns to shareholders.

        This is an important performance-related element of the total reward package for executive directors. It is designed to reward the achievement of total shareholder return (TSR) relative to other companies in the FTSE 100 share index at the beginning of each three-year performance period. This performance measure was chosen when the RSP was introduced as it reflected a combination of market practice, an assessment of Prudential's main competitors and the focus of UK investors at that time. In addition, for awards under the RSP to vest, the Remuneration Committee must be satisfied with Prudential's underlying financial performance over the same period.

        Under the RSP executive directors receive annual grants of conditional awards of shares in Prudential which are held in trust for three years. At the end of each three-year performance period, a right to receive shares at no cost to the individual may be granted, dependent on Prudential's performance. No rights will be granted if Prudential's TSR performance as ranked against the comparator group is at the 60th percentile or below. The maximum grant will be made only if the TSR ranking of Prudential is 20th percentile or above. Between these points, the size of the grant made is calculated on a straight line sliding scale. In normal circumstances, directors may take up their right to receive shares at any time during the following seven years.

        In 2003, for the Group Chief Executive, the conditional RSP award is equivalent to 200% of basic salary at the time of the grant of the conditional award. For Philip Broadley, Clark Manning, Mark Tucker and Mark Wood, the award is equivalent to 160% of basic salary. For Michael McLintock the award is equivalent to 80% of basic salary.

Regional and Sector Focus

        Prudential believes that to grow the value of the business for its shareholders, it needs to focus on growing each area of its business. Each executive director that runs an area of the business participates in two long-term incentive plans. To reflect group responsibilities, awards are made under the RSP described above, and awards are also made under the business specific long-term incentive plans described below. In all cases, the performance period for 2003 awards runs from the beginning of 2003 to the end of 2005.

Clark Manning

        To reflect his role as Chief Executive of Jackson National Life, Clark Manning participates in a cash-based long-term plan that rewards the growth in appraisal value of Jackson National Life over the three-year performance period. All awards are geared to the change in the Prudential plc share price over the performance period. Any award is made following the end of the performance period. No award may be made under the 2003 plan unless the growth of Jackson National Life, as measured under the plan, is greater than 8% per annum compound over the performance period, for which a payment of $864,240 may be made, adjusted by a factor reflecting the Prudential plc share price change over the performance period. The on-target payout that may be made, for which a growth rate of 11.5% per annum compound is required, is $1,728,480, also geared to the Prudential plc share price change. If a growth rate of 17.5% per annum compound or more is achieved a maximum of 150% of the target award, also geared to the Prudential plc share price change, may be paid. For payouts for performance between these points a sliding scale applies.

Michael McLintock

        To reflect his role as Chief Executive of M&G, Michael McLintock participates in the M&G Chief Executive Long-term Incentive Plan that is designed to provide a cash reward through phantom M&G share awards and phantom M&G share options. The change in the phantom share price equals the change in M&G profit, modified up or down by the investment performance of M&G, over the relevant period. The phantom share awards have a performance period of three years and the award vests at the end of the performance period. For 2003 the face value of the award is £225,000. Provided they have value, the phantom share options may be exercised in part or in full during annual exercise periods after three to seven years from the start of the performance period. For 2003 the phantom option award has a face value of £367,800.

Mark Tucker

        To reflect his role as Chief Executive of Asia, Mark Tucker participates in the Asian Long-term Incentive Plan which is a cash-based plan that rewards the growth in value of Prudential's major Asian businesses over the three-year performance period. Any award is made following the end of the performance period. No payment under the 2003 plan will be made unless the growth of the Asian business, as measured under the plan, is greater than a growth rate of 15% per annum compound over the performance period. At this level of performance 50% of basic salary may be paid under the plan. The on-target payout that may be made, for which a growth rate of 35% per annum compound is required, is a payment of 100% of basic salary. If a growth rate of 50% per annum compound or more is achieved, a maximum payment of 150% of basic salary may be made. For payouts for performance between these points a sliding scale applies.

Mark Wood

        To reflect his role as Chief Executive of UK & Europe, Mark Wood participates in a cash-based long-term plan that rewards the growth in appraisal value of UK & Europe over the performance period. Any award is made following the end of the three-year performance period. No award may be made under the 2003 plan unless the growth in appraisal value of the UK & Europe business, as measured under the plan, is greater than 8% per annum compound over the performance period. At this level of performance a payment of 50% of basic salary may be made. The on-target payout, for which a growth rate of 11.5% per annum compound is required, is 75% of basic salary. If a growth rate of 17.5% per annum compound or more is achieved, a maximum of 100% of basic salary may be paid. For payouts for performance between these points a sliding scale applies.

Awards Under the RSP

        Details of conditional awards made under the RSP are shown below. These shares are held in trust and represent the conditional awards out of which rights may be granted, at the end of the relevant performance period, dependent on the achievement of performance conditions described in "—Senior Executives' Long-term Incentive Plans—Restricted Share Plan (RSP)".

        In respect of awards made in 1999 under the Restricted Share Plan, Prudential's TSR was ranked 43rd out of the 84 relevant comparator companies remaining in the FTSE 100 share index (i.e. the 51st percentile) for the three year performance period ended on December 31, 2001. As Prudential's position was higher than the 60th percentile, a proportion of the shares could be released and in respect of the 1999 awards rights were granted over 22.5% of the shares conditionally awarded to executive directors. The rights over the other shares lapsed.

        In respect of awards made in 2000 under the RSP, Prudential's TSR was ranked 62nd out of the 88 relevant comparator companies remaining in the FTSE 100 share index (i.e. the 70th percentile) for the three year performance period ended on December 31, 2002. As Prudential's position must be higher than 60th percentile for awards to be made, the 2000 awards have lapsed and rights will not be granted over any of the shares conditionally awarded to executive directors.

        The awards made in respect of 2001 and 2002 under the RSP run to December 31, 2003 and December 31, 2004 respectively and any grants under these plans will be based on the TSR ranking determined at the end of each of those performance periods. Performance under these plans was ranked respectively at percentile positions 63rd and 79th on the basis of TSR performance at December 31, 2002.

        In determining the conditional awards to be made for 2002 the shares were valued at their average share price during the preceding calendar year, and the price used to determine the number of shares conditionally awarded in 2002 was 818.7 pence.

        The table below shows the outstanding awards made under the RSP:

	Conditional share awards outstanding at January 1, 2002		Conditional award in 2002	Rights (options) granted upon vesting in 2002	Market value of rights granted in 2002(1) (In £ Thousands)	Conditional share awards outstanding at December 31, 2002		Date of end of performance period (December 31)
Keith Bedell-Pearce	28,664 28,209	(3)		6,450	46	— —	(2)	— —

Subtotal	56,873		—	6,450	46	—

Jonathan Bloomer	36,308 63,470 135,301		177,110	8,170	59	— 63,470 135,301 177,110	(2) (4)	— 2002 2003 2004

Subtotal	235,079		177,110	8,170	59	375,881

Philip Broadley	18,806 57,401		85,990			18,806 57,401 85,990	(4)	2002 2003 2004

Subtotal	76,207		85,990	—	—	162,197

Clark Manning	0		107,086	—	—	107,086		2004

Subtotal	0		107,086	—	—	107,086

Michael McLintock	13,019 25,420		30,292			13,019 25,420 30,292	(4)	2002 2003 2004

Subtotal	38,439		30,292	—	—	68,731

Mark Tucker	28,664 31,247 65,601		78,173	6,450	46	— 31,247 65,601 78,173	(2) (4)	— 2002 2003 2004

Subtotal	125,512		78,173	6,450	46	175,021

Mark Wood	0		87,944			87,944		2004

Subtotal	0		87,944	—	—	87,944

Other executive officers as a group(5)	—		—	—	—	—

Subtotal	—		—	—	—	—

TOTAL	532,110		566,595	21,070	151	976,860

(1)
The market value of rights granted in 2002 is based on the market value of the shares over which rights were granted on March 15, 2002, which was the date on which the shares vested.

(2)
Balance of conditional shares lapsed.

(3)
28,209 shares lapsed on Keith Bedell-Pearce's retirement on December 31, 2001.

(4)
Lapsed as performance conditions were not met.

(5)
Consists of Paul Gratton and Michael Harris.

        Rights granted under the RSP upon vesting prior to December 31, 2001 and not yet exercised are shown in the following table:

	RSP rights outstanding at January 1, 2002	RSP rights outstanding at December 31, 2002	Price paid for award	Exercise price (pence)	Market price at December 31, 2002 (pence)	Earliest exercise date	Latest exercise date
Jonathan Bloomer	56,859	56,859	—	Nil	439	March 17, 2000	March 17, 2007
	38,581	38,581	—	Nil	439	April 2, 2001	April 2, 2008

	95,440	95,440

Other Long-term Incentive Plans

        Details of cash awards under other long-term incentive schemes are set out below.

Clark Manning

        Prior to 2002, Clark Manning participated in the Jackson National Life cash long-term incentive plan that provided phantom share awards and phantom options. His 1998 and 1999 cash long-term incentive plans had four-year performance periods ending December 31, 2001 and December 31, 2002 respectively. The payouts in both cases depended on Jackson National Life's US GAAP net income in the final year and resulted in no payment from either plan.

Michael McLintock

        Michael McLintock's 2000 cash long-term incentive plan has a three year performance period and has the same performance conditions described in "—Senior Executives' Long-Term Incentives Plans" above. The phantom share price at the beginning of the performance period was £1 and as a result of M&G's profit growth and fund performance of M&G over the three years, the phantom share price at the end of the performance period was £1.36. This resulted in a payment from the phantom share award of £306,000.

Mark Tucker

        Mark Tucker's 1999 and 2000 cash long-term incentive plans had the same performance conditions as in "—Senior Executives' Long-Term Incentives Plans" above. The compound growth rate of the Asia operations was 51.1% per annum for the 1999 plan and 54.3% per annum for the 2000 plan which results in a maximum payment in both cases.

Mark Wood

        Mark Wood's cash long-term incentive awards since joining in 2001 are included in the table below.

Name	Face value of conditional awards outstanding at January 1, 2002	Conditionally awarded in 2002	Payments made in 2002	Conditional awards outstanding at December 31, 2002	Date of end of performance period (December 31,)
	(In £ Thousands)
Clark Manning
Phantom JNL options	200		Nil	—	2001
Phantom JNL shares	100		Nil	—	2001
Phantom JNL options	266			266	2002
Phantom JNL shares	133			133	2002
Phantom JNL options	532			532	2003
Phantom JNL shares	266			266	2003
Phantom JNL options	798			798	2004
Phantom JNL shares	399			399	2004
Business cash LTIP		1,725		1,725	2004
Michael McLintock
Phantom M&G options	368			368	2002
Phantom M&G shares	225			225	2002
Phantom M&G options	368			368	2003
Phantom M&G shares	225			225	2003
Phantom M&G options		368		368	2004
Phantom M&G shares		225		225	2004
Mark Tucker
Business cash LTIP	495		495	—	2001
Business cash LTIP	540			540	2002
Business cash LTIP	600			600	2003
Business cash LTIP		600		600	2004
Mark Wood
Business cash LTIP	450			450	2003
Business cash LTIP		450		450	2004

Other Share Awards

        Under Prudential's previous short-term deferred bonus plan, known as the Share Participation Plan (SPP) deferred share awards due held in trust for five years, shown in the table below.

        The table below also includes the share awards that have been deferred from annual incentive plan payouts the value of which is included in the bonus figures in the Directors' Remuneration table. The number of shares is calculated using the average share price over the three business days commencing on the day of the announcement of the group's annual financial results for the relevant year. For the 2001 awards, the average share price was £6.57.

        In order to secure the appointment of Mark Wood, on joining Prudential he was allocated Prudential plc share awards for no consideration, and such awards will be released provided he remains in employment with Prudential until the release date.

								Shares released in 2002
	Shares awarded
										Market price at original date of award (pence)
Name	Conditional share awards outstanding at January 1, 2002	Conditionally awarded in 2002		Scrip dividends accumulated	Shares released in 2002	Conditional share awards outstanding at December 31, 2002	Date of end of restricted period	Shares released in 2002	Date of release		Market price at date of vesting (pence)
Jonathan Bloomer
SPP awards	12,829	—		—	12,829	—	April 17, 2002	12,829	April 24, 2002	568.5	755
	5,935	—		—	—	5,935	April 21, 2003
	6,409	—		—	—	6,409	May 4, 2004
Mark Tucker
Deferred 2001 annual incentive award		18,265	(1)	831	—	19,096	December 31, 2004
Mark Wood
Awards on appointment	71,569	—		—	71,569	—	July 31, 2002	71,569	July 31, 2002	861	491.5
	15,080	—		—	—	15,080	July 31, 2003
	31,672	—		—	—	31,672	December 31, 2003
Deferred 2001 annual incentive award		6,046	(1)	275	—	6,321	December 31, 2004

  (1)
  The value of deferred share awards from annual incentive plans is included in the bonus figure set out in "—Remuneration" above.

Senior Executives' Pensions

        It is Prudential's policy to offer executive directors the facility to save for retirement through efficient pension vehicles. Changes were introduced by the UK Government in 1989 which restrict the pension provision which can be made under Inland Revenue approved pension schemes for new entrants after May 31, 1989 to benefits on annual basic salary up to a threshold known as the earnings cap. The earnings cap for the 2002/2003 tax year is £97,200 per annum. For this reason UK executive directors employed since 1989 are offered a combination of Inland Revenue approved pension schemes and a supplementary provision.

UK Inland Revenue Approved Pension Schemes

        Executive Directors are eligible for one of two Inland Revenue approved pension schemes on the same basis as other employees.

        The Prudential Staff Pension Scheme (PSPS) is a non-contributory defined benefit scheme, which provides a pension of 1/60th of Final Pensionable Earnings, defined as the sum of the salary for the 12 months immediately preceding retirement or termination of employment for each year of service on retirement at age 60 with an option to commute pension for a tax free cash sum. The scheme also provides, on death in service, a lump sum of four times pensionable salary, a spouse's pension of the greater of 25% of pensionable salary or 54% of prospective pension at 60, and children's pensions of the greater of 8.33% of pensionable salary or 18% of prospective pension at age 60 in accordance with the scheme rules. On death in retirement, a spouse's pension of 50% of the pension available at retirement before commutation is payable and a lump sum is also payable if death occurs in the first five years of retirement. Some of the pension payable is guaranteed to increase in line with the Retail Prices Index capped at 5%, but in recent years all pensions in payment have been increased fully in line with the Retail Prices Index.

        Mark Tucker, having commenced employment before 1989, is eligible for benefits from PSPS on all basic salary. Philip Broadley and Mark Wood are eligible for benefits from PSPS on basic salary up to the earnings cap. Jonathan Bloomer only receives a lump sum death benefit of four times basic salary up to the earnings cap from PSPS.

        The M&G Group Pension Scheme (MGGPS) is a contributory defined benefit scheme that provides a target pension of 2/3 of Final Pensionable Earnings (as defined above with respect to PSPS) on retirement at age 60 for an employee with 30 years or more potential service. The MGGPS also has an option to commute pension for a tax free cash sum. The scheme provides on death in service, a lump sum of four times pensionable salary and a spouse's pension of 50% of prospective pension at age 60. On death in retirement, a spouse's pension of 50% of the pension available at retirement before commutation is payable and a lump sum is also payable if death occurs in the first five years of retirement. Some of the pension payable is guaranteed to increase in line with the Retail Prices Index capped at 5%, but in recent years all pensions have been increased fully in line with the Retail Prices Index. Members currently contribute 2.4% of basic salary towards the cost of the benefits.

        Michael McLintock is eligible for benefits under MGGPS on basic salary up to the earnings cap.

US Directors

        Clark Manning participates in the JNL Defined Contribution Retirement Plan which is a US tax qualified defined contribution plan (a 401(k) plan) under which the total company contribution for 2002 was £13,973.

Supplementary Arrangements

        David Clementi is provided with a salary supplement, part of which is a contribution to a personal pension, and life assurance provision of four times his annual fees under the Prudential Supplementary Life Assurance Scheme (PSLAS). The premiums paid by Prudential to this scheme are a taxable benefit.

        Jonathan Bloomer, Philip Broadley, Michael McLintock and Mark Wood are entitled to taxable salary supplements calculated on a formula based on their basic salary not covered for pension benefits under a UK Inland Revenue approved scheme. These directors may elect to have this salary supplement paid directly to them or to a Funded Unapproved Retirement Benefit Scheme (FURBS) established in their name. In either case it is a taxable emolument. In addition, these directors are eligible for death benefits broadly equivalent to the PSPS death benefits (both the lump sum and the capitalized value of spouse's and children's pensions) on that part of their basic salary not covered by the Inland Revenue approved scheme under the Prudential Supplementary Life Assurance Scheme (PSLAS). The premiums paid by Prudential to this scheme are a taxable benefit.

        Clark Manning is provided with life assurance cover of two times his basic salary.

        Details of directors' pension entitlements under Inland Revenue approved defined benefit schemes and the pre-tax amount of any salary supplements and/or contributions to FURBS paid by Prudential are set out below:

							Transfer value of accrued benefit at December 31,(1)
										Pre-tax salary supplements & contributions to FURBS or other pension arrangements(2)
		Years of pensionable service at December 31, 2002							Amount of (B-A) less contributions made by directors during 2002
			Accrued benefit at December 31, 2002
	Age at December 31, 2002			Additional pension earned during year ended December 31, 2002			2002 B	2001 A
			(In £ Thousands)
David Clementi	53	—	—	—	—		—	—	—	9
Jonathan Bloomer	48	—	—	—	—		—	—	—	218
Philip Broadley	41	2	4	2	2	(3)	28	21	7	98
Clark Manning	44	—	—	—	—		—	—	—	14
Michael McLintock	41	10	22	3	2	(3)	124	146	(29)	66
Mark Tucker	45	17	133	7	5	(3)	1,027	1,225	(198)	—
Mark Wood	49	1	3	2	2	(3)	22	10	12	120

(1)
The transfer value equivalent has been calculated in accordance with Actuarial Guidance Note GN11.

(2)
As described under "Supplementary Arrangements" above.

(3)
Excluding inflation.

        No enhancements to the retirement benefits paid to or receivable by directors or former directors other than the discretionary pension increases awarded to all pensioners have been made during the year.

        Total contributions in 2002 to directors' pension schemes, including payments by Prudential to PSPS, MGGPS and PSLAS were £760,000, compared to £575,000 in 2001.

        Other executive officers are members of appropriate local pension arrangements, contributions to which have been included in "—Compensation" above.

Share Ownership

Directors' Shareholdings

        As a condition of serving, all executive and non-executive directors are required to hold 2,500 shares in Prudential. These shares must be acquired within two months of appointment to the Board if the director does not own at least that number upon appointment. Non-executive directors have also agreed to use a proportion of their fees to purchase additional shares in Prudential on a quarterly basis.

        The interests of directors in shares of Prudential are shown below. These interests include shares awarded under the Share Participation Plan, a previous annual incentive plan, deferred shares awarded under the Prudential Annual Incentive Plan, and the share awards made to Mark Wood on appointment. See "—Other Share Awards" above. In addition, interests include rights granted under the 1997, 1998 and 1999 Restricted Share Plan where the executive has yet to exercise his or her right to receive shares. Awards that remain conditional under the Restricted Share Plan are excluded.

        The interests of directors in office at March 31, 2003, in shares of Prudential are shown below. All interests are beneficial except 6,175 shares in respect of Sandy Stewart.

Name(1)	Holding as of March 31, 2003	Percentage of Ordinary Shares
Sir David Barnes (resigned May 8, 2003)	8,003	0.0004
Bart Becht	13,450	0.0007
Jonathan Bloomer	366,493	0.0183
Philip Broadley	10,868	0.0005
Ann Burdus	7,872	0.0004
David Clementi	10,742	0.0005
Clark Manning	22,500	0.0011
Michael McLintock	43,194	0.0022
Roberto Mendoza	97,087	0.0049
Rob Rowley	28,253	0.0014
Sandy Stewart	15,875	0.0008
Mark Tucker	280,576	0.0140
Mark Wood	132,354	0.0066

(1)
Information has not been provided on Sir Roger Hurn because he was not a director of Prudential at March 31, 2003 and Prudential does not maintain information on his shareholding.

        Prudential is not owned or controlled directly or indirectly by another corporation or by any government or by any other natural or legal person severally or jointly and Prudential does not know of any arrangements that might result in a change in Prudential's control.

        In addition, Prudential's directors and other executive officers held, as at March 31, 2003, options to purchase 439,008 shares, all of which were issued pursuant to Prudential's Executive Share Option Scheme or Prudential's Savings-Related Share Option Scheme. These options and plans are described in more detail below under "—Options to Purchase Securities from Prudential" in this section. Neither Paul Gratton nor Michael Harris holds more than 1% of Prudential shares.

Outstanding Options of Directors and Other Executive Officers

        The Restricted Share Plan replaced the Executive Share Option Scheme ("ESOS") in 1995 as Prudential's primary long-term incentive plan. Some outstanding options under ESOS remain unexercised and are set out below together with options under the Savings-Related Share Option (referred to as SAYE) Schemes. The Savings-Related Share Option Schemes are open to all UK and certain overseas employees and options up to Inland Revenue limits are granted at a 20% discount and cannot normally be exercised until a minimum of three years has elapsed. No payment has been made for the grant of any such options. The price to be paid for exercise of these options is shown in the table below. No variations to any outstanding options have been made.

	Options outstanding at March 31, 2003(1)		Exercise price (pence)(2)	Earliest exercise date	Latest exercise date
Jonathan Bloomer	196,750 226,750 2,247	(4)	315 315 751	1998 2000 2005	2005 2005 2005

Subtotal	425,747

Philip Broadley	1,327	(4)	730	2003	2004
Michael McLintock	4,538	(4)	380	2003	2003
Mark Tucker	2,172 1,348	(4) (4)	359 751	2003 2005	2004 2005
	1,041	(4)	648	2006	2007

Subtotal	4,561
Mark Wood	2,835	(4)	648	2008	2009
Other executive officers as a group(3)	—

TOTAL	439,008

(1)
None of Sir David Barnes, Ann Burdus, Bart Becht, David Clementi, Sir Roger Hurn, Clark Manning, Roberto Mendoza, Rob Rowley or Sandy Stewart holds options to purchase Prudential shares.

(2)
The market price of shares at March 31, 2003 was 308.5 pence. The highest and lowest share prices during 2002 were 824 pence and 333 pence respectively.

(3)
Consists of Paul Gratton and Michael Harris.

(4)
Savings-Related Share Option Schemes.

        Prudential's register of directors' interests, which is open to inspection, contains full details of the directors' shareholdings and options to subscribe for shares.

Options to Purchase Securities from Prudential

        As of March 31, 2003, 11,537,621 options were outstanding, which Prudential issued under the Executive Share Option Scheme and the Savings-Related Share Option Schemes. As of March 31, 2003, directors and other executive officers held 439,008 of such outstanding options. Except as described above in "—Outstanding Options of Directors and Other Executive Officers", each option represents the right of the bearer to subscribe for one share at a particular pre-determined exercise price at a pre-set exercise date.

        As of March 31, 2003, 12,344 shares were outstanding under the Share Participation Plan. Such outstanding shares held by directors are included in the shares set forth under "—Directors' Shareholdings" in this section above.

        As of March 31, 2003, 15,647 shares were outstanding under the Managers' Share Plan, none of which was held by a director or other executive officers.

        As of March 31, 2003, 194,387 options were outstanding under the Restricted Share Plan. Such outstanding options held by directors or other executive officers are included in the shares set forth under "—Senior Executives' Long-term Incentive Plans" in this section above.

        As of March 31, 2003, 38,831 options were outstanding under the Professional Reward Scheme, none of which was held by directors or other executive officers. The Professional Reward Scheme is a scheme open only to the UK company salesforce staff and is not open to directors and other executive officers.

        As of March 31, 2003, 57,754 shares were outstanding under other awards.

        The aggregate proceeds that would arise if all outstanding options under the Executive Share Option Scheme and the Savings-Related Share Option Schemes were exercised is £49 million. The latest expiration dates for exercise or release of the securities underlying the options or awards and the number of options or shares are set out in the table below.

Year of Expiration	Shares Outstanding Under Share Participation Plan	Shares Outstanding Under Managers' Share Plan	Options Outstanding Under Restricted Share Plan	Shares and Options Outstanding Under Professional Reward Scheme	Options Outstanding Under Executive Share Option Scheme and Savings-Related Share Option Scheme	Shares Outstanding Under Other Awards	Total
	(In Millions)
2003	0.006	0.009	—	—	1.542	0.047	1.604
2004	0.006	0.007	—	0.039	1.528	—	1.580
2005	—	—	—	—	5.124	0.001	5.125
2006	—	—	—	—	0.391	0.003	0.394
2007	—	—	0.089	—	2.430	0.007	2.526
2008	—	—	0.085	—	0.056	—	0.141
2009	—	—	0.020	—	0.467	—	0.487

Total	0.012	0.016	0.194	0.039	11.538	0.058	11.857

Board Practices

        Non-executive directors of Prudential are appointed initially for a three-year term. The appointment is then reviewed towards the end of this period. All directors are required to submit themselves for re-election at regular intervals and at least every three years.

        The Board has established a number of standing committees of non-executive directors with written terms of reference.

Audit Committee

        Rob Rowley is Chairman of, and Bart Becht, Ann Burdus and Sandy Stewart are members of, the Audit Committee. Kathleen O'Donovan joined Prudential and the Audit Committee with effect from the conclusion of the Annual General Meeting on May 8, 2003. The Audit Committee normally meets six times a year and assists the Board in meeting its responsibilities under the Combined Code on Corporate Governance annexed to the UK Listing Rules by the Financial Services Authority (referred to as the Code) in ensuring an effective system of financial reporting, internal control and risk management. It provides a direct channel of communication between the external and internal auditors and the Board, and assists the Board in ensuring that the external audit is conducted in a thorough, objective and cost-effective manner. It also reviews the internal audit annual work plan. The terms of reference of the Audit Committee include reviewing with Prudential management and the external auditors the performance of the external auditors and the extent of non-audit services, and the value for money obtained from auditors' fees for both statutory audit work and non-audit work. The Audit Committee monitors regularly the non-audit services being provided to the group by its auditors and has taken account of the developing requirements in the United Kingdom and the United States on the types of services that the external auditors may provide. No significant changes to the Audit Committee's existing policies in this area have been required. The Audit Committee annually reviews the auditors' independence. It also receives the minutes of the Disclosure Committee and the Group Risk Committee established in January and February 2003 respectively and monitors their activities. The minutes of Audit Committee meetings are circulated to the Board after each meeting.

        The external audit was last put out to competitive tender in 1999 when the present auditors were appointed. During 2002, the Audit Committee, as part of its scrutiny of auditors' performance, reviewed the audit fee paid to the external auditors. The basis of the fee had been fixed for three years at the time of their appointment. The audit fee paid in 2002 reflects the increase in the auditors' reporting responsibilities, such as the group's US filing obligations and the increase in the extent of the group's operations since 1999. The basis of the fee has also been set having regard to the guidance of the Smith Report that the audit fee should of itself provide an appropriate return to the auditors.

        The Chairman, the Group Chief Executive, the Group Finance Director and other members of the senior management team, together with the external auditors, are invited to attend meetings of the Committee except when the Committee wishes to meet alone. The Committee also meets solely with both external and internal auditors at least once a year.

        Since December 31, 2002 the terms of reference of the Audit Committee have been reviewed and amended in order to ensure they comply with the provisions of the Sarbanes-Oxley Act, as they affect UK companies with a listing in the United States.

        On January 20, 2003, Sir Robert Smith's report "Audit Committees—Combined Code Guidance" was published. It is expected that the guidance will be incorporated into the Combined Code, which is part of the listing requirements in the United Kingdom, later this year. The Audit Committee is currently reviewing the guidance contained in the report and the appropriateness of the best practice recommendations made and will consider further what, if any, additional changes are required.

Remuneration Committee

        Sir David Barnes was Chairman of the Remuneration Committee until July 1, 2002, and was succeeded in that role by Roberto Mendoza from July 1, 2002. Other serving members of the Committee are Bart Becht, Ann Burdus, Rob Rowley and Sandy Stewart. Kathleen O'Donovan joined Prudential and the Remuneration Committee with effect from the conclusion of the Annual General Meeting on May 8, 2003. Following his resignation from the Board of Prudential with effect from the conclusion of the Annual General Meeting on May 8, 2003 Sir David Barnes ceased to be a member of the Remuneration Committee from that date.

        Upon appointment to the Board, all non-executive directors automatically become members of the Remuneration Committee. While the Chairman and Group Chief Executive are not members, they attend meetings unless there is a conflict of interest.

        The Remuneration Committee has scheduled meetings at least twice a year and ad hoc meetings as required to review remuneration policy and to determine the remuneration packages of the executive directors. Except in relation to the remuneration of the Group Chief Executive, when only the Chairman is consulted, the Remuneration Committee consults the Chairman and the Group Chief Executive about its proposals relating to the remuneration of all executive directors. The Committee has access to professional advice inside and outside Prudential.

Employees

        The average numbers of staff employed by the Prudential group for the following periods were:

	2002	2001	2000
UK operations	12,156	15,266	16,652
US operations	2,661	2,580	2,250
Prudential Asia	6,582	4,651	2,635
Prudential Europe	531	550	405

Total	21,930	23,047	21,942

        As at December 31, 2002, Prudential employed 22,051 persons. Of the 22,051 employees, approximately 50% were located in the United Kingdom, 33% in Asia, 12% in the United States and 5% in Europe. Refer to Item 4 "Business of Prudential—UK Business—UK Insurance Operations—UK Restructurings" for a discussion of the redundancies announced as a result of recent UK restructurings.

        In the United Kingdom as at December 31, 2002, Prudential had 1,688 employees paying union subscriptions through the payroll.

        As at December 31, 2002, Prudential had 230 temporary employees in the United Kingdom and 45 temporary employees in Europe. Prudential did not have a significant number of temporary employees in the United States or Asia.

Item 7.    Major Shareholders and Related Party Transactions

Major Shareholders and significant changes in ownership

        The Companies Act 1985 provides that a person or corporate entity that acquires an interest of 3% or more in Prudential ordinary shares is required to notify Prudential of that interest. As at March 31, 2003 Prudential had received the following notifications:

Significant Changes in Ownership

        In April and August 2000, Janus Capital Corporation notified Prudential that it held 82,285,179 of its ordinary shares, and 76,410,923 of its ordinary shares, or 4.20% and 3.9% of its share capital, respectively. In September 2000, Janus Capital Corporation notified Prudential that it no longer held 3% of Prudential's share capital. Also, in September 2000, Aviva plc (formerly CGNU plc) notified Prudential that it held 60,740,778 of its ordinary shares, or 3.07% of its share capital.

        In March 2001, Barclays Bank plc notified Prudential that it held 59,491,089 of its ordinary shares, or 3% of its share capital, and, subsequently in March 2001 that it had ceased to have a notifiable interest in Prudential. In April 2001, Aviva plc notified Prudential that it no longer held 3% of its share capital while in May 2001 it notified Prudential that it held 59,878,744 of its ordinary shares, or 3.02% of its share capital. In July 2001, Aviva plc notified Prudential that it no longer held 3% of its share capital. In September 2001, Legal & General Investment Management Limited notified Prudential that it held 59,848,328 of its ordinary shares, or 3% of its share capital. In September 2001, Barclays plc notified Prudential that it held 62,985,692 of its ordinary shares, or 3.16% of its share capital, and subsequently, also in September 2001, a further notification was received from Barclays plc that it ceased to have a notifiable interest in Prudential.

        In March 2002, Barclays plc notified Prudential that it held 66,887,628 of its ordinary shares, or 3.35% of its share capital, and subsequently in April 2002 that it ceased having a notifiable interest in Prudential. In June 2002, Fidelity Investments Inc. notified Prudential that it held 61,663,357 of its ordinary shares, or 3.09% of its share capital. In June 2002, The Capital Group of Companies, Inc informed Prudential that it held 80,105,462 of its ordinary shares, or 4% of its ordinary share capital. In September 2002, Fidelity Investments Inc informed Prudential that it held 80,155,271 of its ordinary shares, or 4.01% of its ordinary share capital.

        In March 2003, Fidelity Investments Inc. informed Prudential that it held 79,303,947 of its ordinary shares, or 3.96% of its share capital and, also in March 2003, a further notification was received that it held 81,877,937 of its ordinary shares or 4.09% of its ordinary share capital. In March 2003, BNP Paribas informed Prudential that it held 61,494,082 of its ordinary shares, or 3.07% of its ordinary share capital, and subsequently also in March 2003, that it had ceased having a notifiable interest. In March 2003, Barclays plc informed Prudential that it held 60,147,768 of its ordinary shares, or 3% of its ordinary share capital

        Major shareholders of Prudential have the same voting rights per share as other shareholders. See Item 10, "Additional Information—Memorandum and Articles of Association—Voting Rights".

        As of March 31, 2003, there were 116 shareholders holding Prudential shares in the United States. These shares represented 0.01% of Prudential's issued share capital. As at April 24, 2003 there were 26 registered Prudential ADR holders. These shares represented 0.31% of Prudential's issued share capital.

        Prudential does not know of any arrangements which may at a subsequent date result in a change of control of Prudential.

Related Party Transactions

        During the last three years Prudential has not been and is not now, a party to any material related party transaction or proposed material related party transaction.

        Various executive officers and directors of Prudential may from time to time, however, purchase insurance, investment management or annuity products, or, be granted mortgages or, credit card facilities marketed by Prudential group companies in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and without more than the normal risk of collectability or other unfavorable features.

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

	Prudential Ordinary Shares		Prudential ADS Equivalent(1)		Prudential ADS Actual(2)
Year
	High	Low	High	Low	High	Low
	(pence)		(US Dollars)		(US Dollars)
1998	960	638	32.24	21.98	—	—
1999	1,220	758	39.36	24.70	—	—
2000	1,186	880	38.81	28.13	32.25	24.69
2001	1,095	568	32.70	16.53	32.69	17.05
2002	824	333	23.76	10.39	24.11	10.38
	Prudential Ordinary Shares		Prudential ADS Equivalent(1)		Prudential ADS Actual(2)
Quarter
	High	Low	High	Low	High	Low
	(pence)		(US Dollars)		(US Dollars)
2001
First quarter	1,095	708	32.70	20.14	32.69	20.25
Second quarter	861	744	24.24	21.29	24.45	21.01
Third quarter	887	568	25.36	16.53	25.70	17.05
Fourth quarter	816	684	23.76	20.19	23.76	20.18
2002
First quarter	824	641	23.76	18.16	24.11	18.69
Second quarter	755	550	21.85	16.79	22.20	16.46
Third quarter	601	333	18.38	10.39	18.21	10.38
Fourth quarter	539	341	16.77	10.68	16.97	10.75
2003
First quarter	461	281	14.78	9.06	14.84	9.46
	Prudential Ordinary Shares		Prudential ADS Equivalent(1)		Prudential ADS Actual(2)
Month
	High	Low	High	Low	High	Low
	(pence)		(US Dollars)		(US Dollars)
December 2002	539	429	16.77	13.74	16.97	13.62
January 2003	461	354	14.78	11.61	14.84	11.96
February 2003	426	324	13.55	10.18	13.89	10.48
March 2003	364	281	11.38	9.06	11.74	9.46
April 2003	393	316	12.43	10.00	12.67	10.14
May 2003	402	362	13.07	11.75	13.37	12.00

(1)
To obtain the ADS equivalent prices, the reported high and low prices for Prudential ordinary shares expressed in pence per Prudential ordinary share have been translated into US dollars per ADS (each evidencing two ordinary shares) by multiplying the pence per ordinary share by two and converting that amount to US dollars at the noon buying rate (divided by 100 and rounded to the second decimal place) on the dates of such respective high and low prices.

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

Item 10.    Additional Information

Memorandum and Articles of Association

        Prudential plc is incorporated and registered in England and Wales, under registered number 1397169. Prudential's corporate objects and purposes are extensive, as more fully set out in Clause 4 of Prudential's Memorandum of Association.

        The following is a summary of both the rights of Prudential shareholders and certain provisions of Prudential's memorandum and articles of association. Rights of Prudential shareholders are set out in Prudential's memorandum and articles of association or are provided for by applicable English law. Because it is a summary, it does not contain all the information that is included in Prudential's memorandum and articles of association. Directions on how to obtain a complete copy of Prudential's memorandum and articles of association are provided under "—Documents on Display" below.

Dividends

        Under English law, Prudential may pay dividends only if distributable profits are available for that purpose. Distributable profits are accumulated, realized profits not previously distributed or capitalized, less accumulated, realized losses not previously written off. Even if distributable profits are available, Prudential may only pay dividends if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves, including, for example, the share premium account and the payment of the dividend does not reduce the amount of the net assets to less than that aggregate. Subject to these restrictions, Prudential's directors have the discretion to determine whether to pay a dividend and the amount of any such dividend, but must take into account Prudential's financial position.

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

        If a shareholder does not claim a dividend within 12 years of such dividend becoming due for payment, such shareholder forfeits it. Such unclaimed amounts may be invested or otherwise used for Prudential's benefit.

Shareholder Meetings

        English company law provides for shareholders to exercise their power to decide on corporate matters at general meetings. Prudential's articles of association require annual general meetings, at intervals of not longer than 15 months. At the annual general meetings, shareholders receive and consider the statutory accounts and the reports by the auditors and the directors, elect and re-elect directors, approve the appointment, and fix, or determine the manner of fixing, the remuneration of Prudential's auditors and transact any other business which ought to be transacted under the articles of association. Extraordinary general meetings to consider specific matters may be held at the discretion of Prudential's directors and must be convened following the written request of shareholders representing at least one-tenth of all the issued shares. The quorum required under Prudential's articles of association for a general meeting is two shareholders present in person or by proxy.

Voting Rights

        Voting at any meeting of shareholders is by show of hands unless a poll (meaning a vote by the number of shares held rather than by a show of hands) is demanded as described below. On a show of hands every shareholder who is present in person or in the case of a corporation, its duly authorised corporate representative has one vote. Proxies are not allowed to vote on a show of hands. On a poll every shareholder who is present in person or by proxy and every duly authorised corporate representative has one vote for every share held. Only the holders of fully paid shares are allowed to attend and be counted in the quorum at meetings or to vote. If more than one joint shareholder votes, only the vote of the shareholder whose name appears first in the register is counted. A shareholder whose shareholding is registered in the name of a nominee may not attend and vote at a general meeting and may only vote through his or her nominee.

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

        Reductions in Prudential's share capital and share premium account and purchases of Prudential's own shares, must be approved by a special resolution of the shareholders and must be confirmed by an order of the court.

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

Winding-up

        Prudential is subject to the general insolvency law applicable to UK companies, which is described in Item 4, "Information on the Company—Supervision and Regulation of Prudential—UK Supervision and Regulation—Regulation of Insurance Business—Winding-up Rules".

Board of Directors

        Prudential's board of directors manages Prudential's business. However, Prudential's shareholders must approve certain matters, such as changes to the share capital and the election of directors. Directors are appointed subject to Prudential's articles of association. Prudential's board of directors may fill vacancies and appoint additional directors who hold office until the next annual general meeting. The articles of association require that each director must have beneficial ownership of a given number of ordinary shares. The number of shares is determined by ordinary resolution at a general meeting and is currently 2,500. The minimum number of directors is eight and the maximum number is twenty. Prudential may vary these limits by ordinary resolution. There are currently thirteen members of Prudential's board of directors.

        At every annual general meeting, directors who have been in office for three years and have not sought re-election during that time are required to retire by rotation and are eligible for re-election. Shareholders may remove any director before the end of his or her term of office by ordinary resolution and may appoint another person in his or her place by ordinary resolution.

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

        There is no age restriction applicable to directors in Prudential's articles of association. English company law, however, requires that if Prudential appoints or retains a director over the age of 70, special notice stating the director's age, must be given in a resolution appointing or re-appointing the director. "Special notice" requires that notice of the intention to move the resolution is given to the company at least 28 days before the meeting at which the resolution is moved.

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

Directors' Interests

        A director may not vote, and is not to be counted in the quorum present at a meeting of the board of directors, in respect of any contract or arrangement in which he has an interest that is (together with any interest of any person connected with him), to his knowledge, a material interest, other than an interest in shares or debentures of Prudential. This prohibition does not apply to resolutions concerning the following matters:

  •
  a guarantee security or indemnity in respect of money lent or obligations incurred by that director at the request of or for the benefit of Prudential or one of its subsidiaries,

  •
  giving a guarantee, security or indemnity in respect of a debt or obligation of Prudential or one of its subsidiaries for which the director has assumed responsibility under a guarantee or indemnity,

  •
  any contract by a director to underwrite shares or debentures of Prudential,

  •
  any proposal concerning any other company in which a director is interested directly or indirectly, provided that neither he nor anyone connected with him is beneficially interested in 1% or more of any class of the equity share capital of such company (or of any third company through which his interest is derived) or of the voting rights available to shareholders in the relevant company,

  •
  any arrangement for the benefit of the employees of Prudential or any of its subsidiaries that only gives the director benefits also given to employees to which the arrangements relate, or

  •
  any insurance contract that Prudential proposes to maintain or purchase for the benefit of the directors or for the benefit of persons including any of the directors.

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

        Prudential has also entered into service contracts with executive directors relating to their employment in such capacity. See Item 6, "Directors, Senior Management and Employees—Service Contracts".

Exchange Controls

        There are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to non-UK residents or to US holders of Prudential's securities except as otherwise set forth below under "—Taxation" in this section.

Taxation

        The following is a summary, under current law, of the principal UK and US federal income tax considerations relating to an investment by a US taxpayer in Prudential ordinary shares or ADSs. This summary applies to you only if:

  •
  you are an individual US citizen or resident, a US corporation, or otherwise subject to US federal income tax on a net income basis in respect of the Prudential ordinary shares or ADSs;

  •
  you hold Prudential ordinary shares or ADSs as a capital asset for tax purposes; and

  •
  you are not resident or ordinarily resident in the United Kingdom for UK tax purposes, and do not hold Prudential ordinary shares or ADSs for the purposes of a trade, profession, or vocation that you carry on in the United Kingdom through a branch or agency.

        This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, and does not address the tax treatment of investors that are subject to special rules. We have assumed that you are familiar with the tax rules applicable to investments in securities generally and with any special rules to which you may be subject. You should consult your own tax advisers regarding the tax consequences of the ownership of Prudential ordinary shares in the context of your own particular circumstances.

        The discussion is based on laws, treaties, judicial decisions, and regulatory interpretations in effect on the date hereof, all of which are subject to change. On March 31, 2001, representatives of the United Kingdom and United States exchanged instruments of notification for a new income tax convention (the "New Treaty"). The New Treaty has the force and effect of law in respect of withholding taxes on dividends from May 1, 2003. As discussed below, you will no longer be entitled to claim a special foreign tax credit in respect of dividends that was available under the terms of the Prior Treaty between the United States and the United Kingdom from December 31, 1975 ("the Prior Treaty"), except for a limited period of time during which you may elect to apply the entirety of the Prior Treaty in preference to the New Treaty.

        Beneficial owners of ADSs will be treated as owners of the underlying shares for US federal income tax purposes and for purposes of the Prior Treaty. Deposits and withdrawals of shares in exchange for ADSs will not result in the realization of gain or loss for US federal income tax purposes.

UK Taxation of Dividends

        Under current UK tax law, no tax is required to be withheld in the United Kingdom at source from cash dividends paid to US resident holders. As discussed below, you may be entitled to receive a foreign tax credit of one-ninth of the amount of the dividend if you elect to apply the terms of the Prior Treaty in its entirety.

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

US Federal Income Tax Treatment of Distributions on Prudential Ordinary Shares or ADSs

        If Prudential pays dividends, you must include those dividends in your income when you receive them. The dividends will be treated as foreign source income. You should determine the amount of your dividend income by converting pounds sterling into US dollars at the exchange rate in effect on the date of your (or the depositary's, in the case of ADSs) receipt of the dividend. Subject to certain exceptions for positions that are hedged or held for less than 60 days, an individual generally will be subject to US taxation at a maximum rate of 15% in respect of dividends received after 2002 and before 2009.

        If you qualified for benefits under the Prior Treaty, you may be eligible, subject to generally applicable limitations, to receive a special US foreign tax credit equal to one-ninth of the amount of certain cash dividends that you receive on Prudential ordinary shares or ADSs, so long as you make an election to include in your income, as an additional notional dividend, an amount equal to the tax credit. This foreign tax credit benefit is generally only available with respect to dividends paid before May 1, 2003, unless you elect to apply the Prior Treaty convention in its entirety for an optional 12-month extension period. You should consult your own tax advisers regarding your potential eligibility for this foreign tax credit benefit.

Capital Gains

        If you sell your Prudential ordinary shares or ADSs, you will recognize a capital gain or loss. A gain on the sale of Prudential ordinary shares or ADSs held for more than one year will be treated as a long-term capital gain. The net amount of long-term capital gain realized by a non-corporate holder generally is subject to taxation at a maximum rate of 20%; however, net long-term capital gain recognized after May 5, 2003 and before 2009 generally is subject to taxation at a maximum rate of 15%. Your ability to offset capital losses against ordinary income is subject to limitations.

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

Documents on Display

        Prudential is subject to the informational requirements of the Securities Exchange Act of 1934 and files information with the Securities and Exchange Commission. You may read and copy this information at the following location:

Public Reference Room
450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

        Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Prudential ADSs are listed on the New York Stock Exchange, and consequently, the periodic reports and other information filed by Prudential with the Commission can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. The primary market for Prudential ordinary shares is the London Stock Exchange. Any filings made electronically in the United States are available to the public over the internet at the Commission's web site at http://www.sec.gov.

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

RISK MANAGEMENT OF PRUDENTIAL

Overview

        A significant part of the group's business involves the acceptance and management of risk. The group's risk management model requires the primary responsibility for risk management at an operational level to rest with business unit chief executives. The second line of defense of risk comprise oversight functions reporting to the Group Chief Executive together with business unit risk functions and risk management committees. The third line of defense comprises independent assurance from Internal Audit reporting to business unit and group audit committees.

        The group operates a group risk framework for the identification, prioritization, management and reporting through the year of the key risks by business units. This process is reviewed regularly by the Board. Controls applicable across the group are set out in a Corporate Governance Manual.

        Asset and liability management is operated by business units locally, reflecting the specific liabilities in each business. The respective responsibilities for investment strategy, compliance and performance are clearly defined. Controls, incorporating procedures and authority levels, are in place governing investment dealing and settlement, including the use of derivatives.

        The group operates a comprehensive planning process. The Board receives regular reports on the performance of the group against plan with frequent financial projections.

        The insurance operations of the group all prepare a financial condition report which is reported on to the Board who also receive regular reports from the Group Finance Director on the financial position of the group.

Major Risks

        Specific business environmental and operational risks are discussed under Item 3, "Key Information—Risk Factors", and Item 5 "Operating and Financial Review and Prospects—Factors Affecting Results of Operations". Risks discussed under Item 4, "Information on the Company—Business of Prudential" include "Business of Prudential—UK Business—Compliance" and "Business of Prudential—Legal Proceedings".

Financial Risks

Foreign Exchange Risk

        Prudential faces foreign exchange risk, primarily because its reporting currency is pounds sterling, whereas approximately 50% of Prudential's operating profit from continuing operations before amortization of goodwill for the year ended December 31, 2002 came from Prudential's US and Asian operations. The exposure relating to the translation of reported earnings is not separately managed although its impact is reduced by interest payments on foreign currency borrowings and by the adoption of average exchange rates for the translation of foreign currency revenues.

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

        In practice, most of Prudential's invested assets are marketable securities. This, combined with the fact that a large proportion of the liabilities contain discretionary surrender values or surrender charges, reduces the liquidity risk. The group maintains committed borrowing and securities lending facilities as described in Item 5 "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Shareholders' Borrowings and Financial Flexibility".

Credit Risk

        Credit risk is the risk that a counterparty or an issuer of securities, which Prudential holds in its asset portfolio, defaults or another party fails to perform according to the terms of the contract. Some of Prudential's businesses, in particular Jackson National Life, Egg, Prudential Assurance's long-term fund and Prudential's UK pension annuity business, hold large amounts of interest rate sensitive investments that contain credit risk on which a certain level of defaults is expected. These expected losses are considered when Prudential determines the crediting rates, deposit rates and premium rates for the products that will be supported by these assets. Certain over-the-counter derivatives contain a credit risk element that is controlled through evaluation of collateral agreements and master netting agreements on interest rate and currency swaps. Prudential is also exposed to credit-related losses in the event of non-performance by counterparties.

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

Asset/Liability Management

        Prudential manages its assets and liabilities locally, in accordance with local regulatory constraints and reflecting the differing types of liabilities Prudential has in each business. As a result of the diversity of products Prudential offers and the different regulatory environments in which it operates, Prudential employs different methods of asset/liability management. Most of Prudential's methods fall into two major categories: cash flow analysis by Prudential's US business for interest-sensitive business and stochastic modelling/scenario testing for equity price risk sensitive business such as the UK long-term fund.

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

        For businesses that are most sensitive to interest rate changes, such as immediate annuity business, Prudential uses cash flow analysis to create a portfolio of fixed income securities whose value changes in line with the value of liabilities when interest rates change. This type of analysis helps protect profits from changing interest rates. In the United Kingdom, the cash flow analysis is used in Prudential's annuity and banking business while, in the United States, it is used for its interest-sensitive and equity-indexed fixed annuities and stable value products. Perfect matching is not possible for interest-sensitive and equity-indexed fixed annuities because of the nature of the liabilities (which include guaranteed surrender values) and options for pre-payment contained in the assets. The US supervisory authorities require Jackson National Life to calculate projections to test Jackson National Life's ability to run off its liabilities with assets equal to statutory reserves in a number of specified future economic scenarios. If Jackson National Life is unable to satisfy all of these tests, which are carried out quarterly, then it may be required to establish additional statutory reserves.

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

        When presenting regulatory returns to the UK supervisory authorities, the calculation of the statutory liabilities for solvency purposes is required to incorporate a "resilience" reserve that is sufficient to ensure that assets equal to the statutory reserves (including the resilience reserve) remain equal to statutory reserves in the event of certain prescribed changes in equity and real estate prices combined with prescribed rises and falls in interest yields. See Item 4 "Information on the Company—Business of Prudential—UK Business—Financial Strength of Prudential Assurance's Long-term Fund".

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

World-Wide Operations

UK Business

        For risk management purposes, the UK asset portfolio is divided into assets that support life and pensions business, annuity business and banking business. These assets are shown in the tables that appear under Item 4, "Information on the Company—Business of Prudential—Investments—Prudential's Total Investments" and Item 4, "Information on the Company—Business of Prudential—Investments—Investments Relating to UK Insurance Business".

Life and Pensions Business

        Prudential's UK life and pensions business comprises both savings and protection business. The investments supporting the protection business are small in value and tend to be fixed maturities reflecting the guaranteed nature of the liabilities.

        Prudential's UK insurance investments at December 31, 2002 were £92 billion, of which £81 billion was for non-linked life and pensions business. Of the £81 billion, £54 billion was for the with-profits business, £12 billion was for the segregated SAIF with-profits fund and £15 billion was for annuities and other business. The absence of guaranteed surrender values and the flexibility given by the operation of the bonus system means that the majority of the investments backing the with-profits business are in equities and real estate with the balance in debt and other fixed income security deposits and loans.

Pensions Annuity Business

        Prudential's UK pensions annuity business employs fixed income investments (including UK retail price index-linked assets) because the liabilities consist of guaranteed payments for as long as each annuitant is alive. Retail price index-linked assets are used to back pensions annuities where the payments are linked to the retail price index.

        At December 31, 2002, £13 billion of UK investments was for pension annuity business. These investments are in fixed income securities (including retail price index-linked bonds to match retail price index-linked annuities), loans and deposits and are duration matched with the estimated duration of the liabilities they support.

Banking Business

        The assets of Prudential's UK banking business consist of retail mortgages, credit card receivables and personal loans, while the liabilities comprise mostly customer deposits. To the extent that customer deposits exceed loans, mortgages and credit card receivables, the banking business purchases money market assets.

        At December 31, 2002, Egg's business had £10,526 million of banking assets and £9,882 million of banking liabilities. The £10,526 million of assets consisted of £4,268 million in fixed maturity investments and £6,258 million of loans and other assets. Of the £6,258 million, £5,935 million was in respect of loans, of which £4,618 million were floating rate and £1,317 million were fixed rate. Of the liabilities, £8,016 million comprised floating rate retail deposits.

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

        Prudential is exposed primarily to the following risks in the United States arising from fluctuations in interest rates:

  •
  the risk of loss related to meeting guaranteed rates of accumulation following a sharp and sustained fall in interest rates,

  •
  the risk of loss related to policyholder withdrawals following a sharp and sustained increase in interest rates, and

  •
  the risk of mismatch between the expected duration of certain annuity liabilities and pre-payment risk and extension risk inherent in mortgage-backed securities.

        For risk management purposes, the US general account portfolio is divided substantially into assets that support the interest-sensitive fixed annuity business, the stable value business and the equity-indexed business. Prudential hedges the equity return risk on equity-indexed products by purchasing futures and options on the relevant index.

Asian Business

        In Asia, Prudential sells with-profits and unit-linked policies and, although the with-profits business generally has a lower terminal bonus element than in the United Kingdom, the investment portfolios still contain a proportion of equities and, to a lesser extent, real estate. Non-participating business is largely backed by fixed income securities or deposits. Prudential does not consider the market risks inherent in its Asian business to be material because the investments of the Asian operation are only 4% of the group total.

European Business

        The investments of Prudential's European business totaled less than 0.6% of the group total at December 31, 2002. The majority of these assets were backing unit-linked liabilities. Prudential does not, therefore, consider the market risks in this business to be material.

Currency of Investments

        Prudential's investments are generally held in the same currency as its liabilities and, accordingly, pound sterling liabilities will generally be supported by pound sterling assets and US dollar liabilities will generally be supported by US dollar assets. However, where Prudential believes it is appropriate, it holds some non-domestic equities in the equity portfolios in the belief that this diversifies the overall portfolio risk. As at December 31, 2002, £9 billion of Prudential's total equity securities, excluding those that support unit-linked business, were invested in non-sterling denominated equity investments.

Currency of Core Borrowings

        Prudential is subject to certain interest rate risk and foreign exchange risk on its core borrowings. At December 31, 2002, there was £1,808 million of pounds sterling central company debt and £644 million, or $1,038 million, of US dollar debt. £1,686 million of the central company debt was at fixed rates of interest and £766 million at floating rates of interest.

        The impact of gains or losses on currency translation is recorded as a component of shareholders' funds within the consolidated statement of total recognized gains and losses. This primarily arises upon translation into pounds sterling of the investment in Prudential's US and Asian operations, but is after offset of exchange gains of £37 million on the carrying value of the US dollar denominated borrowings for movements in the US dollar to pounds sterling exchange rate from the beginning to end of 2002.

Sensitivity Analysis

        During 2002, total equity securities decreased by £10,941 million while total debt and other fixed income securities increased by £4,019 million. This shift from equities to debt securities mainly reflects changes in the relative valuation of the securities over the year. Prudential was not a net seller of equity securities during 2002.

Non-trading Activities

Foreign Exchange Rate Risk

        Prudential's primary foreign exchange risk relates to the translation of Jackson National Life's profits into pounds sterling. The potential exposure to a 10% adverse fluctuation in the average US dollar/sterling exchange rates for the years ended December 31, 2002 and 2001 would have been a reduction in operating profit of £15 million and £30 million, respectively. Prudential believes this to be a reasonably possible near-term market change.

Trading Activities

Interest Rate Risk—Investments

        The following table quantifies the estimated reduction in fair value of investments at December 31, 2002 and 2001, resulting from a 100 basis point increase in interest rates at each date. Prudential believes this to be a reasonably possible near-term market change for both UK and US interest rates. Amounts in this table do not include investments backing unit-linked business.

	December 31, 2002		December 31, 2001
	Fair Value	Estimated Reduction in Fair Value	Fair Value	Estimated Reduction in Fair Value
	(In £ Millions)
United Kingdom—long-term insurance
With-profits fund (including Prudential Annuities Limited)
Debt and other fixed income securities	31,460	2,738	27,850	2,208
Loans and other	2,549	33	2,405	32

Sub-total	34,009	2,771	30,255	2,240

SAIF with-profits fund
Debt and other fixed income securities	5,714	457	5,534	405
Loans and other	402	8	320	1

Sub-total	6,116	465	5,854	406

United Kingdom—other insurance
Debt and other fixed income securities	699	56	529	46
Loans and other	473	9	543	—

Sub-total	1,172	65	1,072	46

United Kingdom—banking
Debt and other fixed income securities	4,268	1	3,061	4
Loans and other	5,935	—	4,779	—

Sub-total	10,203	1	7,840	4

United States—insurance
Debt and other fixed income securities	21,031	952	21,843	1,038
Loans and other	6,370	80	4,614	87

Sub-total	27,401	1,032	26,457	1,125

United States—banking
Debt and other fixed income securities	231	2	192	5
Loans and other	699	11	696	12

Sub-total	930	13	888	17

Total	79,831	4,347	72,366	3,838

        A 100 basis point increase in interest rates would have reduced the fair value of the total investments by £4,347 million and £3,838 million at December 31, 2002 and 2001, respectively. The change in estimated reduction in fair value relates primarily to the increase in interest sensitive assets held. The profit impact would be as follows:

  •
  United Kingdom—with-profits fund (including Prudential Annuities Limited). The reduction in value of £2,771 million and £2,240 million at December 31, 2002 and 2001, respectively, would be borne in the first instance by the fund for future appropriations. Consequently, the impact on profit would be limited to the impact on current and future bonus declarations and the impact to shareholders would be limited to a maximum of one-ninth of the total cost of declared bonuses.

  •
  United Kingdom—SAIF with-profits fund. The reduction of £465 million and £406 million at December 31, 2002 and 2001, respectively, would not impact profit because the profits of this business are wholly attributable to the former Scottish Amicable policyholders.

  •
  United Kingdom—other insurance and banking. The reduction in value of £66 million and £50 million at December 31, 2002 and 2001, respectively, would be directly reflected in profit.

  •
  United States—insurance. For Jackson National Life the profit for the year would have been affected only by the impact on realized gains because fixed income investments are held at amortized cost. Over time such an increase might make the achievement of Jackson National Life's target spread on in force business slightly harder to achieve but an increase of this order would be unlikely to have a material impact.

  •
  United States—banking. The reduction in value of £13 million and £17 million at December 31, 2002 and 2001, respectively, would be directly reflected in profit.

Interest Rate Risk—Long-term Debt

        The table below quantifies the estimated increase in fair value of long-term borrowings at December 31, 2002 and 2001, resulting from a 100 basis point reduction in interest rates at that date. The carrying value of short-term borrowings, which approximates their fair value, would not be materially increased by a 100 basis point reduction in interest rates. Prudential believes this to be a reasonably possible near-term market change for interest rates.

	December 31, 2002			December 31, 2001
	Carrying Value	Fair Value	Estimated Increase in Fair Value	Carrying Value	Fair Value	Estimated Increase in Fair Value
	(In £ Millions)
Long-term borrowings
Central companies
Guaranteed floating rate unsecured loan notes, due 2004	41	41	0	45	45	0
Bonds, US$250 million aggregate principal amount, 7.125% due 2005	155	171	4	172	182	6
Guaranteed bonds, £150 million aggregate principal amount, 9.375% due 2007	150	176	6	150	173	8
Bonds, £250 million aggregate principal amount, 5.5% due 2009	250	255	13	250	244	15
Bonds, £200 million aggregate principal amount, 6.875% due 2021	202	221	24	124	129	15
Bonds, €500 million aggregate principal amount, 5.75% due 2021(1)	322	317	36	301	291	34
Bonds, £300 million aggregate principal amount, 6.875% due 2023	300	346	40	300	330	39
Bonds, £250 million aggregate principal amount, 5.875% due 2029	250	258	35	250	250	35
Bonds, £435 million aggregate principal amount, 6.125%, due 2031	426	397	51	425	409	58

Total central companies	2,096	2,182	209	2,017	2,053	210

Long-term business
Guaranteed bonds, £100 million, principal amount, 8.5% undated subordinated	100	126	18	100	121	18
Surplus notes, US$250 million principal amount, 8.15% due 2027	155	179	19	172	182	20

Total long-term business	255	305	37	272	303	38

Total	2,351	2,487	246	2,289	2,356	248

(1)
At December 31, 2002 the €500 million 5.75% borrowings had effectively been swapped into borrowings of £309 million with interest payable at 6 month pounds sterling Libor plus 1.03%.

        There is no impact on profit at December 31, 2002 and 2001 as a result of this reduction in interest rates because the liabilities are recognized in the financial statements at carrying value.

Equity Market Risk

        The following table quantifies the estimated reduction in fair value of investments at December 31, 2002 and 2001, resulting from a 10% decline in the value of equity and real estate values at each date. Prudential believes this to be a reasonably possible near-term market change for both UK and US equities and for both UK and US real estate. Amounts in this table do not include investments backing unit-linked business. Prudential does not hold equity investments in its UK banking portfolio.

	December 31, 2002		December 31, 2001
	Fair Value	Estimated Reduction in Fair Value	Fair Value	Estimated Reduction in Fair Value
	(In £ Millions)
United Kingdom—long-term insurance
With-profits fund (including PAL)
Equity securities	24,235	2,424	32,968	3,297
Real estate	9,066	907	8,787	879

Sub-total	33,301	3,331	41,755	4,176

SAIF with-profits fund
Equity securities	4,666	467	6,638	663
Real estate	1,522	152	1,495	150

Sub-total	6,188	619	8,133	813

United Kingdom—other insurance
Equity securities	—	—	264	26
United Kingdom—banking
Real estate	10	1	9	1

Sub-total	10	1	273	27

United States—insurance
Equity securities	147	15	186	19
Real estate	56	6	64	6

Sub-total	203	21	250	25

United States—banking
Equity securities	12	1	13	1
Real estate	2	—	3	—

Sub-total	14	1	16	1

Total	39,716	3,973	50,427	5,042

        The profit impact at December 31, 2002 and 2001 would be similar to that described under "—Interest Rate Risk—Investments" in this section above, except that for United States—insurance the decrease in the fair value of equities would reduce profits by the same amount because those investments are held in Prudential's financial statements at market value. The change in estimated reduction in fair value relates primarily to the decrease in equity securities held.

Derivative Contracts

        At December 31, 2002 and 2001, the net market value exposure of derivatives was a loss of £14 million and a loss of £101 million, respectively. The tables below show the sensitivity of those derivatives, measured in terms of fair value, to equity and real estate market increases and decreases of 10% and to interest rate increases and decreases of 100 basis points. Prudential believes these increases and decreases to be reasonably possible near-term market changes. These exposures will change as a result of ongoing portfolio and risk management activities.

	December 31, 2002			December 31, 2001
	10% Equity & Real Estate Increase Increase/(decrease) in Fair Value	Fair Value	10% Equity & Real Estate Decrease Increase/(decrease) in Fair Value	10% Equity & Real Estate Increase Increase/(decrease) in Fair Value	Fair Value	10% Equity & Real Estate Decrease Increase/(decrease) in Fair Value
	(In £ Millions)
United Kingdom—long-term insurance
With-profits fund (including PAL)	75	165	(72)	(13)	118	13
SAIF with-profits fund	3	76	(3)	(18)	25	18
United Kingdom—other	—	(14)	—	—	—	—
United Kingdom—banking	—	(2)	—	—	7	—
United States—insurance	31	(239)	(25)	84	(251)	(77)

Total	109	(14)	(100)	53	(101)	(46)

	December 31, 2002			December 31, 2001
	100 bp Interest Rate Increase Increase/(decrease) in Fair Value	Fair Value	100 bp Interest Rate Decrease Increase/(decrease) in Fair Value	100 bp Interest Rate Increase Increase/(decrease) in Fair Value	Fair Value	100 bp Interest Rate Decrease Increase/(decrease) in Fair Value
	(In £ Millions)
United Kingdom—long-term insurance
With-profits fund (including PAL)	—	165	(5)	(62)	118	82
SAIF with-profits fund	(10)	76	12	(3)	25	3
United Kingdom—other	2	(14)	(2)	—	—	—
United Kingdom—banking	36	(2)	(39)	(6)	7	7
United States—insurance	119	(239)	(100)	152	(251)	(140)

Total	147	(14)	(134)	81	(101)	(48)

Long-term Insurance Contracts

        At December 31, 2002 and 2001, the aggregate carrying value of technical provisions net of reinsurers' share for long-term insurance contracts, including the technical provisions for linked liabilities, and the fund for future appropriations was £121,919 million and £128,577 million, respectively, and the fair value was £118,391 million and £124,377 million, respectively. The fair value of the technical provisions and fund for future appropriations is sensitive to changes in the fair value of investments in the with-profits fund because increases in the fair value of such investments would result in increases in future bonuses for the with-profits contracts. A 10% increase in the fair value of total investments would result in an increase in the fair value of the technical provisions and the fund for future appropriations of £11,839 million and £12,438 million at December 31, 2002 and 2001, respectively. Prudential believes this to be a reasonably possible near-term market change for the fair value of investments.

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

        Other limitations on the sensitivity analyses include: the use of hypothetical market movements to demonstrate potential risk that only represent Prudential's view of reasonably possible near-term market changes and that cannot be predicted with any certainty; the assumption that interest rates in all countries move identically; the assumption that all global currencies move in tandem with the US dollar against pounds sterling; and the lack of consideration of the inter-relation of interest rates, equity markets and foreign currency exchange rates.

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders

        None.

Item 15.    Controls and Procedures

        Within the 90 days prior to the date of this report, Prudential carried out an evaluation under the supervision and with the participation of Prudential's management, including the Group Chief Executive and Group Finance Director, of the effectiveness of the design and operation of Prudential's disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of Prudential's evaluation, the Group Chief Executive and Group Finance Director concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports Prudential files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

Item 18.    Financial Statements

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Members of Prudential plc

        We have audited the accompanying consolidated balance sheets of Prudential plc and its subsidiaries (the "Group") as of December 31, 2002 and 2001 and the related consolidated profit and loss accounts, consolidated statement of total recognized gains and losses, reconciliation of movements in consolidated shareholders' capital and reserves, and consolidated statement of cash flows from general business and shareholders' funds for each of the years in the three year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Prudential plc and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2002 in conformity with generally accepted accounting principles in the United Kingdom.

        Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United States of America would have affected the results of operations for each of the years in the three year period ended December 31, 2002 and shareholders' equity as of December 31, 2002 and 2001 to the extent summarized in Notes 35 and 36 to the consolidated financial statements.

June 24, 2003	By:	/s/ KPMG AUDIT PLC KPMG Audit Plc London, England

Prudential plc and Subsidiaries

Consolidated Profit and Loss Accounts

Years ended December 31

	2002	2001	2000
	(In £ Millions, Except Per Share Amounts)
Gross premiums:
Continuing operations	16,669	15,196	14,173
Discontinued operations	329	390	333
Change in unearned premiums	—	133	(9)
Reinsurance premiums ceded	(545)	(513)	(121)

Earned premiums, net of reinsurance	16,453	15,206	14,376

Claims incurred, net of reinsurance	(13,689)	(13,109)	(14,213)

Change in long-term business provision, net of reinsurance	(4,068)	(7,012)	(6,116)
Change in technical provisions for linked liabilities, net of reinsurance	1,346	901	554

Total change in long-term technical provisions, net of reinsurance	(2,722)	(6,111)	(5,562)
Investment returns	(3,636)	(1,210)	5,046
Investment expenses and charges	(733)	(727)	(565)
Net operating expenses	(1,864)	(2,140)	(1,864)
Shareholder and policyholder tax attributable to long-term business	659	241	(166)
Add back: Shareholder tax attributable to long-term business	174	235	318
Transfers from the fund for future appropriations	5,520	7,754	3,480
Results of UK investment management and products operations	71	75	90
Results of US broker dealer and fund management operations	14	16	7
Results of UK banking operations	(20)	(88)	(155)
Amortization of goodwill	(98)	(95)	(84)
Other income:
Merger break fee (net of related expenses)	—	338	—
Profit on Egg flotation	—	—	119
Profit on business disposals	355	—	120

Profit on ordinary activities before shareholder tax	484	385	947
Shareholder tax on profit on ordinary activities	(44)	(21)	(314)

Profit for the financial year before minority interests	440	364	633
Minority interests	9	25	24

Profit for the financial year	449	389	657

Dividends:
Interim at 8.9p, 8.7p and 8.2p per share, respectively	(178)	(172)	(162)
Final at 17.1p, 16.7p and 16.3p per share, respectively	(341)	(332)	(322)

Total dividends at 26.0p, 25.4p and 24.5p per share, respectively	(519)	(504)	(484)

Retained (loss) profit for the financial year	(70)	(115)	173

Earnings per share:
Basic (based on 1,988 million, 1,978 million and 1,959 million shares, respectively)	22.6p	19.7p	33.5p
Diluted (based on 1,991 million, 1,982 million and 1,968 million shares, respectively)	22.6p	19.6p	33.4p

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Profit and Loss Accounts

Years ended December 31

	2002	2001	2000
	(In £ Millions, Except Per Share Amounts)
Reconciliation of profit on ordinary activities before shareholder tax to operating profit (based on longer term investment returns) before amortization of goodwill after tax and related minority interests
Profit on ordinary activities before shareholder tax	484	385	947
Short-term fluctuations in investment returns	205	480	48
Merger break fee (net of related expenses)	—	(338)	—
Profit on Egg flotation	—	—	(119)
Profit on business disposals	(355)	—	(120)
Amortization of goodwill	98	95	84

Operating profit (based on longer term investment returns) before amortization of goodwill and before tax	432	622	840
Tax on operating profit (based on longer term investment returns) before amortization of goodwill	(122)	(174)	(260)
Related minority interests	4	12	11

Operating profit (based on longer term investment returns) before amortization of goodwill after tax and related minority interests	314	460	591

Earnings per share:
Operating profit (based on longer term investment returns) before amortization of goodwill and before tax (based on 1,988 million, 1,978 million and 1,959 million shares, respectively)	21.7p	31.4p	42.9p

Operating profit (based on longer term investment returns) before amortization of goodwill after tax and related minority interests (based on 1,988 million, 1,978 million and 1,959 million shares, respectively)	15.8p	23.3p	30.2p

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Profit and Loss Accounts

Year ended December 31, 2002

	General Business Technical Account	Long-Term Business Technical Account	Non-Technical Account	Total
	(In £ Millions)
Gross premiums:
Continuing operations		16,669		16,669
Discontinued operations	329			329
Reinsurance premiums ceded	(329)	(216)		(545)

Earned premiums, net of reinsurance	—	16,453		16,453

Claims incurred, net of reinsurance	(5)	(13,684)		(13,689)

Change in long-term business provision, net of reinsurance		(4,068)		(4,068)
Change in technical provisions for linked liabilities, net of reinsurance		1,346		1,346

Total change in long-term technical provisions, net of reinsurance		(2,722)		(2,722)
Investment returns		(3,745)	109	(3,636)
Allocated investment returns	8	199	(207)
Investment expenses and charges		(499)	(234)	(733)
Net operating expenses	(3)	(1,799)	(62)	(1,864)
Shareholder and policyholder tax attributable to long-term business		659		659
Transfers from the fund for future appropriations		5,520		5,520

Balance on the technical accounts	—	382
Add back: Shareholder tax attributable to long-term business		174		174

Technical accounts subtotal	—	556
Profit on insurance activities transferred to the non-technical account	—	(556)	556

Results of UK investment management and product operations			71	71
Results of US broker dealer and fund management operations			14	14
Results of UK banking operations			(20)	(20)
Amortization of goodwill			(98)	(98)
Profit on sale of UK personal lines property and casualty insurance business			355	355

Profit on ordinary activities before shareholder tax			484	484
Shareholder tax on profit on ordinary activities			(44)	(44)

Profit for the financial year before minority interests			440	440
Minority interests			9	9

Profit for the financial year			449	449

Balance on the technical accounts analyzed between:
Continuing operations	—	382
Discontinued operations	—	—

Balance on the technical accounts	—	382

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Profit and Loss Accounts

Year ended December 31, 2001

	General Business Technical Account	Long-Term Business Technical Account	Non-Technical Account	Total
	(In £ Millions)
Gross premiums:
Continuing operations		15,196		15,196
Discontinued operations	390			390
Change in unearned premiums	133			133
Reinsurance premiums ceded	(333)	(180)		(513)

Earned premiums, net of reinsurance	190	15,016		15,206

Claims incurred, net of reinsurance	(60)	(13,049)		(13,109)

Change in long-term business provision, net of reinsurance		(7,012)		(7,012)
Change in technical provisions for linked liabilities, net of reinsurance		901		901

Total change in long-term technical provisions, net of reinsurance		(6,111)		(6,111)
Investment returns		(1,273)	63	(1,210)
Allocated investment returns	37	385	(422)
Investment expenses and charges		(539)	(188)	(727)
Net operating expenses	(95)	(1,982)	(63)	(2,140)
Shareholder and policyholder tax attributable to long-term business		241		241
Transfers from the fund for future appropriations		7,754		7,754

Balance on the technical accounts	72	442
Add back: Shareholder tax attributable to long-term business		235		235

Technical accounts subtotal	72	677
Profit on insurance activities transferred to the non-technical account	(72)	(677)	749

Results of UK investment management and product operations			75	75
Results of US broker dealer and fund management operations			16	16
Results of UK banking operations			(88)	(88)
Amortization of goodwill			(95)	(95)
Merger break fee (net of related expenses)			338	338

Profit on ordinary activities before shareholder tax			385	385
Shareholder tax on profit on ordinary activities			(21)	(21)

Profit for the financial year before minority interests			364	364
Minority interests			25	25

Profit for the financial year			389	389

Balance on the technical accounts analyzed between:
Continuing operations	—	442
Discontinued operations	72	—

Balance on the technical accounts	72	442

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Profit and Loss Accounts

Year ended December 31, 2000

	General Business Technical Account	Long-Term Business Technical Account	Non-Technical Account	Total
	(In £ Millions)
Gross premiums:
Continuing operations		14,173		14,173
Discontinued operations	333			333
Change in unearned premiums	(9)			(9)
Reinsurance premiums ceded	(12)	(109)		(121)

Earned premiums, net of reinsurance	312	14,064		14,376

Claims incurred, net of reinsurance	(247)	(13,966)		(14,213)

Change in long-term business provision, net of reinsurance		(6,116)		(6,116)
Change in technical provisions for linked liabilities, net of reinsurance		554		554

Total change in long-term technical provisions, net of reinsurance		(5,562)		(5,562)
Investment returns		4,913	133	5,046
Allocated investment returns	47	57	(104)
Investment expenses and charges		(421)	(144)	(565)
Net operating expenses	(79)	(1,729)	(56)	(1,864)
Shareholder and policyholder tax attributable to long-term business		(166)		(166)
Transfers from the fund for future appropriations		3,480		3,480

Balance on the technical accounts	33	670
Add back: Shareholder tax attributable to long-term business		318		318

Technical accounts subtotal	33	988
Profit on insurance activities transferred to the non-technical account	(33)	(988)	1,021

Results of UK investment management and product operations			90	90
Results of US broker dealer and fund management operations			7	7
Results of UK banking operations			(155)	(155)
Amortization of goodwill			(84)	(84)
Other income:
Profit on Egg flotation			119	119
Profit on sale of associate company			120	120

Profit on ordinary activities before shareholder tax			947	947
Shareholder tax on profit on ordinary activities			(314)	(314)

Profit for the financial year before minority interests			633	633
Minority interests			24	24

Profit for the financial year			657	657

Balance on the technical accounts analyzed between:
Continuing operations	—	670
Discontinued operations	33	—

Balance on the technical accounts	33	670

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Balance Sheets

December 31

Assets	2002	2001
	(In £ Millions)
Goodwill	1,604	1,687
Investments
Land and buildings	10,766	10,487
Investments in associates and other participating interests	73	87
Other financial investments	104,299	109,328

Total investments	115,138	119,902

Assets held to cover linked liabilities	15,763	17,453

Reinsurers' share of technical provisions
Long-term business provision	621	589
Claims outstanding and unearned premiums	378	384
Technical provisions for linked liabilities	244	330

Total reinsurers' share of technical provisions	1,243	1,303

Debtors
Debtors arising out of direct insurance operations	246	272
Debtors arising out of reinsurance operations	23	21
Tax recoverable	212	174
Other debtors	385	511

Total debtors	866	978

Other assets
Banking business assets:
UK operations (Egg)	10,526	8,037
US operations	976	935
Tangible assets	196	241
Cash at bank and in hand	1,115	1,436
Ordinary shares of parent company	34	52
Present value of acquired in force long-term business	113	138
Present value of future margins relating to advances from reinsurers	118	135

Total other assets	13,078	10,974

Prepayments and accrued income
Accrued interest and rent	1,156	1,125
Deferred acquisition costs	3,218	3,204
Other prepayments and accrued income	95	143

Total prepayments and accrued income	4,469	4,472

Total assets	152,161	156,769

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Balance Sheets

December 31

Shareholders' funds and liabilities	2002	2001
	(In £ Millions)
Shareholders' funds
Ordinary share capital, 5p par value per share, 2,400 million shares authorized; 2,002 million and 1,994 million shares issued and outstanding, respectively	100	100
Share premium	550	533
Retained profit and loss reserve	3,018	3,317

Total shareholders' funds	3,668	3,950

Minority interests	108	118
Commitments and contingencies
Fund for future appropriations	7,663	13,202

Technical provisions
Provision for unearned premiums	163	202
Long-term business provision	99,114	98,511
Claims outstanding	953	980
Equalization provision	—	40

Total technical provisions	100,230	99,733

Technical provisions for linked liabilities	16,007	17,783

Provisions for other risks and charges
Deferred tax	696	2,005
Deposits received from reinsurers	173	192
Creditors
Creditors arising out of direct insurance operations	252	420
Creditors arising out of reinsurance operations	184	341
Debenture loans	2,293	2,244
Amounts owed to credit institutions	296	1,052
Other borrowings	1,784	1,543
Jackson National Life funding arrangements	5,098	3,703
Banking business liabilities:
UK operations (Egg)	9,882	7,465
US operations	902	868
Tax payable	924	338
Shareholders' dividends accrued	341	332
Other creditors	1,022	1,014

Total creditors	22,978	19,320

Accruals and deferred income	638	466

Total shareholders' funds and liabilities	152,161	156,769

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Statement of Total Recognized Gains and Losses

Years ended December 31

	2002	2001	2000
	(In £ Millions)
Profit for the financial year	449	389	657
Foreign currency exchange movements	(252)	52	120

Total recognized gains relating to the financial year	197	441	777

Reconciliation of Movements in Consolidated Shareholders' Capital and Reserves

	Number of Ordinary Shares	Ordinary Share Capital	Share Premium	Retained Profit and Loss Reserve	Total
	(In £ Millions)
January 1, 2000	1,954	98	249	3,057	3,404
Total recognized gains	—	—	—	777	777
Dividends	—	—	—	(484)	(484)
Goodwill reversed on disposals	—	—	—	90	90
New share capital subscribed:
Resulting from listing shares on New York Stock Exchange	17	1	139	—	140
Other	10	—	44	—	44
Transfer for shares issued in lieu of cash dividends	—	—	(20)	20	—
Charge in respect of shares issued to qualifying employee share ownership trust	—	—	46	(46)	—

January 1, 2001	1,981	99	458	3,414	3,971
Total recognized gains	—	—	—	441	441
Dividends	—	—	—	(504)	(504)
New share capital subscribed	13	1	41	—	42
Transfer for shares issued in lieu of cash dividends	—	—	(20)	20	—
Charge in respect of shares issued to qualifying employee share ownership trust	—	—	54	(54)	—

January 1, 2002	1,994	100	533	3,317	3,950
Total recognized gains	—	—	—	197	197
Dividends	—	—	—	(519)	(519)
New share capital subscribed	8	—	40	—	40
Transfer for shares issued in lieu of cash dividends	—	—	(23)	23	—

December 31, 2002	2,002	100	550	3,018	3,668

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Statement of Cash Flows from General Business and Shareholders' Funds

Years ended December 31

	2002	2001	2000
	(In £ Millions)
Net cash inflow from operating activities before interest and tax	31	95	398

Interest paid	(180)	(147)	(119)

Taxes recovered (paid)	299	(44)	138

Acquisitions and disposals
Cash consideration paid including acquisition costs	(12)	(182)	(167)
Merger break fee received, net of expenses	—	338	—
Proceeds received on Egg flotation and sale of associate companies	—	—	195
Proceeds received on sale of UK personal lines property and casualty insurance business	353	—	—

	341	156	28

Equity dividends paid	(509)	(494)	(461)

Net cash outflow before financing	(18)	(434)	(16)

Financing
Issue (redemption) of borrowings	86	640	(114)
Movement in credit facility utilized by investment subsidiaries managed by PPM America	(165)	404	(31)
Issues of ordinary share capital	40	42	184

Net cash (outflow) inflow from financing	(39)	1,086	39

Net cash (outflow) inflow for the year	(57)	652	23

Net cash (outflow) inflow was (financed) invested as follows:
Purchases of portfolio investments:
Equity securities	39	20	9
Debt and other fixed income securities	3,209	2,416	146

Total purchases of portfolio investments	3,248	2,436	155

Sales of portfolio investments:
Equity securities	(294)	(155)	(71)
Debt and other fixed income securities	(3,037)	(504)	(246)

Total sales of portfolio investments	(3,331)	(659)	(317)

Net (sales) purchases of portfolio investments	(83)	1,777	(162)
Increase (decrease) in cash and short-term deposits	26	(1,125)	185

Net cash (outflow) inflow	(57)	652	23

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2002

1 Nature of Operations

        Prudential plc (the "Company") together with its subsidiaries (collectively, the "Group" or "Prudential") is an international financial services group with its principal operations in the United Kingdom ("UK"), the United States ("US"), and Asia. During 2002 the Group operated in the UK through its subsidiaries, primarily The Prudential Assurance Company Limited ("PAC"), Prudential Annuities Limited ("PAL"), Prudential Retirement Income Limited ("PRIL"), Scottish Amicable Life plc ("SAL"), M&G Group plc ("M&G"), and Egg plc ("Egg"). In December 2002, the business of SAL was transferred to PAC under a court-approved arrangement. In the US, the Group's principal subsidiary is Jackson National Life Insurance Company ("Jackson National Life"). The Group also has operations in Singapore, Hong Kong, Malaysia, Taiwan, and other Asian countries. Prudential offers a wide range of retail financial products and services and fund management services throughout these territories. The retail financial products and services principally include life insurance, pensions and annuities as well as collective investments and deposit and mortgage banking services.

        Long-term business products written in the UK and Asia are principally with-profits deposit administration, other conventional and unitized with-profits policies and non-participating pension annuities in the course of payment. Long-term business also includes linked business written in the UK and Asia. The principal products written by Jackson National Life are interest sensitive deferred annuities and whole-life policies, variable annuities, guaranteed investment contracts, equity linked indexed deferred annuities and term life insurance.

        The Group has previously written personal and commercial lines property and casualty insurance business in the UK. This business is presented as discontinued operations in these financial statements. Further details relating to these discontinued operations are disclosed in Note 6.

2 Basis of Preparation

        The consolidated financial statements are prepared in accordance with applicable accounting standards under UK Generally Accepted Accounting Practice ("UK GAAP"), including Financial Reporting Standards ("FRS") and Statements of Standard Accounting Practice ("SSAP") and also in accordance with the Statement of Recommended Practice, "Accounting for Insurance Business", issued in December 1998 by the Association of British Insurers (the "ABI SORP"). The ABI SORP is currently under review and an Exposure Draft of the Revised SORP was issued for public consultation in November 2002. In preparing these financial statements the Group has not applied any of the changes proposed in the Exposure Draft. The results of the US operations and certain Asian operations are prepared on the basis of US Generally Accepted Accounting Principles ("US GAAP"), adjusted where necessary to comply with UK GAAP.

        FRS 17, "Retirement benefits" was issued in November 2000. This standard specifies how costs of providing retirement benefits, in particular for defined benefit schemes, should be recognized and disclosed in the financial statements. Under FRS 17 none of the requirements need to be recognized in the primary financial statements for the years ended December 31, 2002, 2001 and 2000. However, for 2002 disclosure is required in respect of the impact of FRS 17 on the opening and closing balance sheet positions, profit and loss account, and statement of total recognized gains and losses to illustrate the effect if the standard had been recognized in these primary financial statements. The Group has adopted the standard in this respect and details are disclosed in Note 31.

        FRS 18, "Accounting policies" was issued in December 2000. This standard sets out the principles to be followed in selecting accounting policies and the disclosures needed to help users to understand the accounting policies adopted and how they have been applied. The standard is effective for accounting periods ended on or after June 22, 2001. Where appropriate, additional disclosures have been made in these financial statements to comply with the standard.

        FRS 19, "Deferred tax" was also issued in December 2000. The standard requires deferred tax to be recognized on most types of timing differences, in particular for gains and losses on assets that are continuously revalued to fair value where changes in fair value are recognized in the profit and loss account. The standard is required to be implemented for financial statements relating to accounting periods ended on or after January 23, 2002. However, early adoption was encouraged by the standard. The Group adopted the standard in its financial statements for 2001. Accordingly the 2002 financial statements, including comparative figures for 2001 and 2000, have been prepared in accordance with FRS 19.

        The consolidated financial statements of the Group include the assets, liabilities and results of the Company and material subsidiaries in which Prudential has a controlling interest, using accounts drawn up to December 31, 2002. The results of subsidiaries acquired or disposed of in the period are included in the financial statements from the date acquired or up to the effective date of disposal. All intercompany transactions are eliminated on consolidation except for investment management fees charged by M&G and the Group's US and Asia fund management operations to long-term business funds.

        The consolidated profit and loss accounts comprise a general business technical account (property and casualty insurance business); a long-term business technical account (life insurance, pension, disability and sickness insurance and annuity business); and a non-technical account. The non-technical account includes the results of the Group's insurance operations. The insurance operations are presented by category of income and expenditure in each respective technical account. The balances (profits on insurance activities for the year) from the general and long-term business technical accounts are then included in the non-technical account and combined with the Group's other non-insurance businesses (principally banking and fund management) to determine the consolidated profit for the financial year. For the year ended December 31, 2002, all transactions recorded in the general business technical account relate to discontinued operations.

        In accordance with FRS 1, "Cash flow statements", the statement of cash flows reflects only the cash flows of general business, the Group's other non-insurance businesses included in the non-technical account, and amounts transferred to shareholders' funds from the Group's long-term businesses.

        The consolidated financial statements do not represent Prudential's statutory accounts for the purposes of the UK Companies Act 1985. Schedule 9A of the UK Companies Act 1985 prescribes formats for the preparation of the statutory accounts of insurance companies and groups. These financial statements are based on the prescribed formats. Certain minor reclassifications and presentational changes have been made to the amounts presented for prior periods to conform these periods with the current presentation. Such reclassifications and presentational changes had no overall effect on the shareholders' funds, profits or cash flows. The Group's external auditors have reported on the 2002, 2001 and 2000 statutory accounts and the accounts have been delivered to the UK Registrar of

Companies. The auditors' reports were unqualified and did not contain a statement under Section 237 (2) (inadequate accounting records or returns not agreeing with records and returns) or Section 237 (3) (failure to obtain necessary information and explanations) of the UK Companies Act 1985.

        The consolidated financial statements have been prepared in accordance with UK GAAP and include additional disclosures required under US GAAP. Material differences between UK GAAP and US GAAP affecting Prudential's consolidated profits and shareholders' funds have been summarized in Note 35, "Summary of Material Differences between UK Generally Accepted Accounting Practice and US Generally Accepted Accounting Principles". Condensed consolidated US GAAP financial statements are presented in Note 36.

        The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

        The years "2002", "2001" and "2000" refer to the years ended December 31, 2002, 2001 and 2000, respectively.

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

        For the business of Jackson National Life, the determination of the expected emergence of margins, against which the amortization profile of the DAC asset is established, is dependent on certain key assumptions. For single premium deferred annuity business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders. For variable annuity business, the key assumption is the expected long-term level of equity market returns which, for 2002, was 8.4% per annum implemented using a mean reversion methodology. These returns affect the level of future expected profits through their effects on fee income and the required level of provision for guaranteed minimum death benefit claims.

Long-term business provision

        Prudential's long-term business written in the UK comprises predominantly life insurance policies under which the policyholders are entitled to participate in the profits of the long-term business supporting these policies. This business is also written in parts of Asia. Such policies are called "with-profits" policies. Prudential maintains with-profits funds within the Group's long-term business funds, which segregate the assets and liabilities and accumulate the profit and loss activity related to that with-profits business. The amounts accumulated in these with-profits funds are available to provide for future policyholder benefit provisions and for bonuses to be distributed to with-profits policyholders. The bonuses, both annual and final, reflect the right of the with-profits policyholders to participate in the financial performance of the with-profits funds. Shareholders' profits with respect to bonuses declared on with-profits business correspond to the shareholders' share of the cost of bonuses as declared by the Board of Directors. The shareholders' share currently represents one-ninth of the cost of bonuses declared for with-profits policies.

        Annual bonuses are declared and credited each year to all with-profits policies. The annual bonuses increase policy benefits and, once credited, become guaranteed. Annual bonuses are charged to the profit and loss account as a change in the long-term business provision in the year declared. Final bonuses are declared each year and accrued for policies scheduled to mature and death benefits expected to be paid during the next financial year. Final bonuses are not guaranteed and are only paid on policies that result from claims through the death of the policyholder or maturity of the policy within the period of declaration or by concession on surrender. No policyholder benefit provisions are recorded for future annual or final bonus declarations.

        The future policyholder benefit provisions on conventional with-profits and other protection-type policies are calculated using the net premium method. The net premium is calculated such that it would be sufficient at the outset of the policy to provide only for the discounted value of the original guaranteed death and maturity benefits. The provision is then calculated by subtracting the present value of future net premiums from the present value of future benefits (including vested bonuses) using a prudent discount rate. The assumptions to which the estimation of the long-term business provision is particularly sensitive are the interest rate used to discount the provision and the assumed future mortality experience of policyholders. The net premium reserves are calculated using assumptions for interest, mortality, morbidity and expense, but without assumptions for withdrawals. These assumptions are determined as prudent best estimates at the date of valuation. Interest rates used in establishing policyholder benefit provisions for conventional with-profits policies in the consolidated financial statements range from 3.00% to 5.00%. The interest rates used in establishing policyholder benefit provisions for pension annuities in the course of payment are adjusted each year and ranged from 2.4% to 5.4% for 2002, and 5.0% to 6.0% for 2001 and 2000. Mortality rates used in establishing policyholder benefit provisions are based on published mortality tables adjusted to reflect actual experience. For accumulating with-profits business of The Prudential Assurance Company Limited ("PAC"), the provision has been taken as the lower of:

  •
  the accumulated fund or the value at the bid price of the notional number of units allocated to policyholders, in both cases excluding final bonus, and

  •
  the surrender or transfer of value which, having regard to policyholders' reasonable expectations, would be payable at the valuation date,

or, if greater, the value of the guaranteed liabilities excluding final bonus calculated on a gross premium bonus reserve method.

        For the purpose of calculating the liability using the bonus reserve method, the assumed interest rates range from 3.2% to 5.0%, while future reversionary bonuses are assumed to fall from current levels to zero at 1.5% per year. For unitized with-profits policies, the policyholder benefit provisions are based on the policyholder account balance.

        The future policyholder benefit provisions for Jackson National Life's conventional protection-type policies are determined using the net level premium method, with an allowance for surrenders and claims expenses. Rates of interest used in establishing the policyholder benefit provisions range from 6.0% to 8.4%. Mortality assumptions range from 50% to 90% of the 1975-1980 Basic Select and Ultimate tables, depending on underwriting classification and policy duration. For investment-type products sold by Jackson National Life, the policyholder benefit provision included within technical provisions in the consolidated balance sheets is the policyholder account balance.

        Segregated accounts are established for policyholder business for which policyholder benefits are wholly or partly determined by reference to specific investments or to an investment-related index. The assets and liabilities of this linked business are reported as summary totals in the consolidated balance sheets.

        The future policyholder benefit provisions for Asian businesses are determined in accordance with methods prescribed by local GAAP. In regions where local GAAP is not well established, US GAAP is used as the most appropriate proxy to local GAAP. The valuation of policyholder benefit provisions may differ from that determined on a UK modified statutory basis.

Fund for future appropriations

        The fund for future appropriations ("FFA") represents the excess of assets over policyholder liabilities for the Group's with-profits funds. The annual excess (shortfall) of income over expenditures of the with-profits fund, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from) the FFA each year through a charge (credit) to the profit and loss account. The balance retained in the FFA represents cumulative retained earnings arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance retained in the FFA is determined after full provision for deferred tax on unrealized appreciation on investments. The FFA in respect of the Scottish Amicable Insurance Fund is wholly attributable, but not yet allocated, to policyholders of that fund. A segmental analysis of the FFA is given in Note 5.

Overseas subsidiaries

        Results of overseas subsidiaries are determined initially using local GAAP bases of accounting with subsequent adjustments where necessary to comply with the Group's accounting policies.

        In the case of Jackson National Life, US GAAP results are adjusted to comply with UK GAAP, in respect of the valuation basis for fixed income securities and certain financial derivative instruments. Under UK GAAP, Jackson National Life's fixed income securities are included in the balance sheet at amortized cost (subject to writedown for other than temporary impairments), whereas under US GAAP, Jackson National Life holds these investments as available-for-sale at fair value with unrealized gains and losses recorded in the equity section of the balance sheet.

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

General Insurance

Revenue recognition

        Premiums are recognized when risks are assumed. The proportion of premiums written relating to periods of risk beyond any year end is recorded as an unearned premium provision and subsequently recognized in earnings proportional to the period of the risk. Premiums are presented gross of commission and exclude any taxes or duties assessed based on premium.

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

        In addition to the liability for outstanding claims, an equalization provision is established in accordance with the requirements of the UK Insurance Companies (Reserves) Act 1995 to reduce the impact of claims volatility. Increases in the equalization provision are limited to certain percentages of premiums written for different lines of business as specified by statute and are charged to claims incurred. This provision was fully released in 2002 as a result of the sale of the UK personal lines property and casualty insurance business.

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

        Investment returns in respect of long-term business, including returns on assets matching solvency capital, are included in the long-term business technical account. Other investment returns are included in the non-technical account.

        Investment returns on assets supporting the general (property and casualty insurance) business liabilities are allocated from the non-technical account to the general business technical account. For 2001 and 2000 the allocated return for, now discontinued, UK personal lines business reflected longer term returns on assets supporting general business liabilities and related solvency capital. Investment returns are also allocated between the long-term business technical account and the non-technical account for the difference between the actual investment rate of return of the long-term business technical account and the longer term rate of return on the assets backing shareholder financed long-term business (primarily Jackson National Life and certain Asian operations). The longer term rate of return is based on historical real rates of return and current inflation expectations adjusted for consensus economic and investment forecasts.

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

        Current tax expense is charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. To the extent that losses of an individual UK company are not offset in any one year, they can be carried back for one year or carried forward indefinitely to be offset against profits arising from the same company.

        Deferred tax assets and liabilities generally are recognized in accordance with the provisions of FRS 19. The Company has chosen not to apply the option available under FRS 19 of recognizing such assets and liabilities on a discounted basis to reflect the time value of money. Except as set out in FRS 19, deferred tax is recognized in respect of all timing differences that have originated but not reversed by the balance sheet date.

        Deferred tax on changes in fair value of investments is recognized in the profit and loss account. The deferred tax liability in respect of revaluation of investments is recognized in shareholders' funds and the fund for future appropriations. Deferred tax assets are recognized to the extent that it is regarded as more likely than not that they will be recovered.

        The tax charge for long-term business included in the long-term business technical account includes tax expense on with-profits funds attributable to both the policyholders and the shareholders. Different tax rules apply under UK law depending upon whether the business is life insurance or pension business. Tax on the life insurance business is based on investment returns less expenses attributable to that business. Tax on the pension business is based on the shareholders' profits or losses attributable to that business. The shareholders' portion of the long-term business is taxed at the shareholders' rate with the remaining portion taxed at rates applicable to the policyholders.

        The balance on the long-term business technical account is net of the total tax attributable to the long-term business. In order to present the profit on long-term insurance activities in the non-technical account on a pre-tax basis, a tax credit attributable to the shareholders' portion of the tax provision for long-term business, calculated at the effective tax rate (where appropriate on a long-term basis) of the underlying business, is added. This shareholder tax add-back is then included in the tax expense on the profit on ordinary activities within the non-technical account. Further details are provided in Note 13.

Stock-based Compensation

        The Group offers share award and option plans for certain key employees and a Save As You Earn ("SAYE") plan for all UK and certain overseas employees. The arrangements for distribution to employees of shares held in trust relating to share award plans and for entitlement to dividends depend upon the particular terms of each plan. Shares held in trust relating to these plans are conditionally gifted to employees. Compensation costs for non-SAYE plans are recorded over the periods during which share awards or options are earned. Compensation costs are based on the quoted market prices of the shares at the grant date less any amounts paid or payable by employees in respect of the awards. In addition, shares are issued to a qualifying share ownership trust with the excess of the market price subscribed at the date of transfer by the trust over nominal value recorded by the Company in its share premium account. This amount includes the difference between the market price at the date of transfer to the trust and amounts payable by employees and is charged directly to the retained profit and loss reserve within shareholders' funds.

Pension Costs

        These financial statements have been prepared in accordance with the provisions of SSAP 24, "Pension costs". Disclosures of the movements in the financial position of the Company's defined benefit schemes, applying the methodology prescribed by FRS 17, are shown in Note 31. Contributions to the Group's defined benefit plans are calculated and expensed on a basis that spreads the costs over the service lives of participants. Contributions in respect of defined contribution plans are accrued by the Group when incurred.

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

        In accordance with SSAP 19, "Investment properties", no depreciation is provided on investment properties (other than Group occupied) as management consider that these properties are held for investment purposes.

Investments in Participating Interests

        A participating interest is a beneficial equity investment where the Group exercises influence over the investee's operating and financial policies. A participating interest where the Group exercises significant influence over the investee, generally through ownership of twenty per cent or more of the entity's voting rights, is considered to be an investment in associate. The Group's investments in associates are recorded at the Group's share of net assets plus goodwill. The carrying value of investments in associates is adjusted each year for the Group's share of the entities' profit or loss.

        The Group's investments in joint ventures are also recorded at the Group's share net assets. Other participating interests, where significant influence is not exercised, are carried as investments on the consolidated balance sheets at fair value.

Sales of Shares by a Subsidiary

        Sales of previously unissued stock by a subsidiary in an initial public offering are accounted for by recognizing any gain or loss in the Group's consolidated profit and loss account. Such gains or losses are based on the difference between the parent company's carrying value and net proceeds from the initial public offering.

Other Financial Investments

        Other financial investments include equity securities, debt and other fixed income securities, mortgage and other loans, loans to policyholders and deposits with credit institutions.

Equity securities and debt and other fixed income securities

        Equity securities are carried at fair value. Debt and other fixed income securities are carried at fair value, except for those held by Jackson National Life, which, subject to provision for permanent diminutions in value, are carried at amortized cost. Fair value is based on quoted market prices for listed securities, and on quotations provided by external fund managers, brokers, independent pricing services or values as determined by management for unlisted securities. Securities held by the Group's life fund venture capital holdings which are often unquoted are valued in accordance with the British Venture Capital Association guidance. Development stage investments are valued utilizing a discounted price/earnings multiple. The discount rate applied reflects the relative illiquidity and risk of unquoted investments and the approximate nature of valuations based upon earnings. Changes in fair value are recognized in investment returns during the year of the change. Debt and other fixed income securities held by Jackson National Life are carried at amortized cost as permitted by paragraph 24 of Schedule 9A to the UK Companies Act 1985. The amortized cost basis of valuation is appropriate under the provisions of the ABI SORP for Jackson National Life's redeemable fixed income securities as they are held as part of a portfolio of such securities intended to be held to maturity. Debt and other fixed income securities held by Jackson National Life are reduced to net realizable value for declines in fair value considered to be other than temporary.

Mortgage and other loans

        Loans collateralized by mortgages and other unsecured loans are carried at unpaid principal balances, net of unamortized discounts and premiums and an allowance for loan losses, except for loans held by UK insurance operations, which are carried at fair value. The allowance for loan losses is maintained at a level considered adequate to absorb losses inherent in the mortgage loan portfolio.

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

Derivatives

        Derivative financial instruments are used to reduce or manage investment, interest rate and currency exposures, to facilitate efficient portfolio management and for investment purposes. The Group's policy is that amounts at risk through derivative transactions are covered by cash or by corresponding assets. Derivative financial instruments used to facilitate efficient portfolio management and for investment purposes are carried at fair value with changes in fair value included in investment returns. For other derivative instruments, various methods of hedge accounting are used and are more fully described in Note 23.

        As part of the efficient portfolio management of the Life Fund of The Prudential Assurance Company Limited, the Fund may, from time to time, invest in cash settled forward contracts over Prudential plc shares. This is in order to avoid a mismatch of the Life Fund's investment portfolio with the investment benchmarks set for its equity-based investment funds. The contracts will form part of the long-term investments of the Life Fund. These contracts are subject to a number of limitations for legal and regulatory reasons.

Securities Lending

        The Group is party to various securities lending agreements under which securities are loaned to third parties on a short-term basis. The loaned securities are not removed from the Group's consolidated balance sheets; rather, they are retained within the appropriate investment classification. Management's policy is that collateral in excess of 100% of the fair value of securities loaned is required from all securities borrowed and reverse repurchase agreements and typically consists of cash, debt securities, equity securities or letters of credit.

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

Tangible Assets

        Tangible assets, principally computer equipment, software development expenditure, and furniture and fixtures, are capitalized and depreciated on a straight-line basis over their estimated useful lives, generally three to ten years. Leasehold improvements are depreciated over the life of the lease. Assets held under finance leases are capitalized at their fair value.

Banking Business Assets and Liabilities

        Banking business assets consist primarily of certificates of deposit and short-term deposits with credit institutions carried at fair value and mortgage loans carried at recoverable amount, being outstanding principal balances net of allowances for loan losses. Loan loss provisions are recorded for the overall loan portfolio to cover bad debts. For loans in default, specific loan loss provisions are recorded. General provisions are raised in respect of losses, which although not specifically identified, are known from experience to be present in any such portfolios. The level of general provision is determined by the application of a number of basis points to the aspects of the portfolio which are not currently identified as delinquent but which experience suggests contains lending which will ultimately lead to losses. The number of basis points applied to the portfolios are regularly assessed against recent experience and adjusted if appropriate. Changes in loan loss provisions during the year are included in the consolidated profit and loss accounts.

        Liabilities relating to the Group's banking business consist primarily of customer short-term or demand deposits, including interest accrued on the deposits.

        Further details of UK banking business assets and liabilities are disclosed in Note 30.

Business Acquisitions

        Business acquisitions are accounted for by applying the purchase method of accounting, which adjusts the net assets of the acquired company to fair value at the date of purchase. The difference between the fair value of the net assets of the acquired company and the fair value of the consideration given represents goodwill. Revenues and expenses of acquired entities are included in the consolidated profit and loss accounts from the date of acquisition in the year acquired. Gross premiums of the entities acquired are separately presented in the consolidated profit and loss accounts.

        Effective January 1, 1998, goodwill arising from acquisitions is reflected as an asset on the consolidated balance sheets and is amortized through the consolidated profit and loss accounts on a straight-line basis over its estimated useful life, not exceeding twenty years. Prior to January 1, 1998, goodwill relating to acquisitions was charged directly to shareholders' funds. As permitted under the transitional arrangements of FRS 10, "Goodwill and intangible assets", amounts previously charged to shareholders' funds have not been reinstated as assets. Upon disposal of a business acquired prior to January 1, 1998, to which goodwill relates, the original goodwill balance is charged to the consolidated profit and loss accounts in determining the gain or loss on the sale.

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

Shareholders' Dividends

        Shareholders' dividends are accrued in the period to which they relate regardless of when they are declared. Where scrip dividends are issued, the value of such shares, measured as the amount of the cash dividend alternative, is credited to the retained profit and loss reserve and is transferred from the share premium account.

Share Premium

        Share premium represents the difference between the proceeds received, on issue of shares, net of issue costs, and the nominal value of the shares issued.

Foreign Currency Translation

        The profit and loss accounts of foreign subsidiaries are translated to pounds sterling at average exchange rates for the year. Assets and liabilities of foreign subsidiaries are translated at year end exchange rates. Foreign currency borrowings that have been used to finance or provide a hedge against Group equity investments in overseas subsidiaries are translated at year end exchange rates. The impact of these currency translations is recorded as a component of shareholders' funds within the consolidated statements of total recognized gains and losses.

        Assets and liabilities denominated in other than functional currencies are converted at closing exchange rates at the balance sheet date with the related foreign currency exchange gains or losses reflected in the profit and loss account for the year.

Discontinued Operations

        Discontinued operations consist of all business disposals made during the year, or within three months of the year end. Prior year amounts are restated for the current year presentation of discontinued operations. Activities of discontinued operations up to the date of disposal are separately disclosed in the Group's consolidated financial statements.

4 Supplemental Earnings Information

        The Group uses operating profit based on longer term investment returns before amortization of goodwill and before tax as a supplemental measure of its results. For the purposes of measuring operating profit, investment returns on shareholder financed businesses are based on the expected longer term rates of return. The expected longer term rates of return are intended to reflect historical real rates of return and, where appropriate, current inflation expectations adjusted for consensus economic and investment forecasts. For 2002, the significant operations that require adjustment for the difference between actual and longer term investment returns are Jackson National Life and certain businesses of Prudential Asia.

        For the Group's continuing operations with investment portfolios that are both attributable to shareholders and subject to short-term volatility, and the UK personal lines property and casualty insurance business that was sold in January 2002, a comparison of actual and longer term gains is as follows:

	1993 to 2002	2002	1993 to 2001	2001	1993 to 2000	2000
	(In £ Millions)
Actual gains attributable to shareholders:
Jackson National Life	(523)	(342)	(181)	(394)	213	(36)
Other operations	425	66	359	(71)	430	23

	(98)	(276)	178	(465)	643	(13)

Longer term gains credited to operating results:
Jackson National Life	112	(84)	196	(26)	222	16
Other operations	268	8	260	28	232	30

	380	(76)	456	2	454	46

(Shortfall) excess of actual gains over longer term gains	(478)	(200)	(278)	(467)	189	(59)

        The table shown above compares actual and longer term investment gains from 1993 to 2002. 1993 is the earliest practicable year for preparing this information on the current basis of accounting, which was implemented in 1998 on the publication of the ABI SORP. Operating profit excludes gains on business disposals and similar items.

        For the purposes of determining the longer term investment returns of Jackson National Life for 2002 and 2001, realized gains and losses arising on debt securities (including losses arising on the recognition of permanent diminutions in value) have been averaged over five years for inclusion in operating profit. For equity-related investments of Jackson National Life for 2002 and 2001, a longer term rate of return of 7.75% has been assumed and this rate has been applied to the monthly average carrying value of such investments after excluding the estimated effect of short-term market movements.

        In years prior to 2001 longer term investment returns for Jackson National Life included within UK basis operating profit were estimated as the aggregate of investment income and averaged realized gains and losses for both debt securities and other types of security. Comparatives for the aggregate longer term gains credited to operating results for the years 1993 to 2000 in the table shown above have not been restated for refinement in policy, as the effect is not material.

        For 2002, the other principal component of actual gains attributable to shareholders is revaluation gains of fixed income securities of certain Asian operations. For 2001 and earlier years the principal other component that required calculation of the expected longer term rate of return was UK equity securities that were held as portfolio investments backing UK general business liabilities and related solvency capital. This business was disposed of in January 2002. For these investments the longer term rate of return applied in 2001 was 7.5%. The longer term dividend yield was assumed to be 2.6%.

        In accordance with FRS 3, "Reporting Financial Performance", the presentation of additional supplemental earnings per share information is permitted provided the earnings basis used is applied consistently over time and is reconciled to consolidated profit for the financial year. In determining operating profit as presented in the consolidated financial statements, the Group has used the expected longer term investment return and excluded exceptional items as management believe that such presentation better reflects the Group's underlying financial performance, on a statutory basis of measurement.

        The Group's supplemental measure of its results and reconciliation of operating profit based on longer term investment returns before amortization of goodwill to profit on ordinary activities, including the related basic earnings per share amounts, are as follows:

	Before Tax	Tax	Minority Interests	Net	Basic Earnings Per Share
	(In £ Millions)				(In Pence)
2002
Operating profit based on longer term investment returns before amortization of goodwill and exceptional items	432	(122)	4	314	15.8	p
Amortization of goodwill	(98)	—	—	(98)	(4.9	)p
Short term fluctuations in investment returns
Jackson National Life	(258)	100	—	(158)	(8.0	)p
Other (principally Asia)*	53	(9)	5	49	2.5	p
Profit on sale of UK personal lines property and casualty insurance business	355	(13)	—	342	17.2	p

Profit on ordinary activities	484	(44)	9	449	22.6	p

2001
Operating profit based on longer term investment returns before amortization of goodwill and exceptional items	622	(174)	12	460	23.3	p
Amortization of goodwill	(95)	—	—	(95)	(4.8	)p
Short term fluctuations in investment returns
Jackson National Life	(368)	129	—	(239)	(12.1	)p
Other (principally UK)*	(112)	30	13	(69)	(3.5	)p
Merger break fee (net of related expenses)	338	(6)	—	332	16.8	p

Profit on ordinary activities	385	(21)	25	389	19.7	p

	Before Tax	Tax	Minority Interests	Net	Basic Earnings Per Share
	(In £ Millions)				(In Pence)
2000
Operating profit based on longer term investment returns before amortization of goodwill and exceptional items	840	(260)	11	591	30.2	p
Amortization of goodwill	(84)	—	—	(84)	(4.3	)p
Short-term fluctuations in investment returns
Jackson National Life	(52)	18	—	(34)	(1.7	)p
Other (principally UK)*	4	(15)	13	2	0.0	p
Profit on Egg flotation and business disposals	239	(57)	—	182	9.3	p

Profit on ordinary activities	947	(314)	24	657	33.5	p

*
The adjustment from post-tax longer term investment returns to post-tax actual investment returns includes investment return that is attributable to external equity investors in two investment funds managed by PPM America. These two funds are consolidated as quasi-subsidiaries but, except to the extent of Prudential Group participation in the funds, they have no net impact on pre-tax or post-tax operating profit. Total profit, before and after tax, incorporating the adjustment from longer-term to actual investment returns, includes losses of £5 million, £13 million and £13 million for the years ended December 31, 2002, 2001 and 2000 respectively, attributable to the minority interests in these funds.

        A reconciliation of the weighted average number of ordinary shares used for calculating basic and diluted earnings per share is set out below:

	December 31
Number of shares	2002	2001	2000
	(In Millions)
Weighted average shares for basic earnings per share	1,988	1,978	1,959
Shares under option at end of year	14	16	20
Assumed treasury share purchases at average fair value from proceeds of assumed option exercise	(11)	(12)	(11)

Weighted average shares for diluted earnings per share	1,991	1,982	1,968

5 Segment Analysis

      The Group has six reportable business segments: Prudential UK Insurance Operations, M&G and Egg, which are all located in the UK (collectively, "UK Operations"), US Operations, Asian Operations and European Operations. The business segments are determined firstly by the territories in which the Group conducts business, which are the United Kingdom, the United States, Asia and Europe. UK Operations include long-term life insurance business, property and casualty insurance business, banking and fund management activities. The personal lines property and casualty insurance business was sold on January 4, 2002 as set out in Note 15. The US and Asian operations include life insurance business and fund management activities. The European operations are engaged principally in life insurance activities.

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

Analysis of Operating Profit before amortization of goodwill and before tax

        The following table presents operating profit (based on longer term investment returns) before amortization of goodwill and before tax by segment:

	2002	2001	2000
	(In £ Millions)
UK Operations
UK Insurance Operations	368	435	468
M&G	71	75	125
Egg	(20)	(88)	(155)

Total UK Operations	419	422	438

US Operations
Jackson National Life	139	282	459
Broker dealer and fund management	14	16	7

Total US Operations	153	298	466

Asian Operations
Long-term business and investment products	88	44	39
Development expenses	(26)	(19)	(3)

Total Asian Operations	62	25	36

European Operations
Long-term business	9	5	8
Development expenses	(8)	(29)	(18)

Total European Operations	1	(24)	(10)

Operating profit of reportable segments	635	721	930
UK restructuring costs	(14)	(41)	—
Group activities	(189)	(130)	(123)

Total continuing operations	432	550	807
Discontinued operations (net of restructuring costs of nil, £7 million and nil)	—	72	33

Operating profit (based on longer term investment returns) before amortization of goodwill and before tax	432	622	840

Analysis of Revenue by Reportable Segment and Geographical Region

        The following table presents revenue by reportable segment and geographical region:

	2002	2001	2000
	(In £ Millions)
UK Operations
Gross premiums:
UK Insurance Operations	8,435	8,198	7,469
M&G
Long-term business(1)	—	—	239
Investment products(2)	1,157	1,040	1,328

Total gross premiums	9,592	9,238	9,036
Reinsurance premiums ceded	(59)	(53)	(18)
Investment returns(3)	(5,109)	(2,612)	3,327
Revenue from banking and investment management and products operations	531	428	311

Total UK Operations	4,955	7,001	12,656

US Operations
Gross premiums	6,098	5,008	5,223
Reinsurance premiums ceded	(81)	(77)	(70)
Investment returns	1,325	1,312	1,715
Revenue from banking, broker-dealer and fund management operations	227	241	169

Total US Operations	7,569	6,484	7,037

Asian Operations
Gross premiums:
Long term business	1,896	1,793	1,076
Investment products(2)	13,661	9,027	2,259
Reinsurance premiums ceded	(59)	(35)	(11)
Investment returns	206	85	(138)
Revenue from investment management and products operations	23	18	10

Total Asian Operations	15,727	10,888	3,196

European Operations
Gross premiums	240	197	166
Reinsurance premiums ceded	(17)	(15)	(10)
Investment returns	(89)	(32)	8

Total European Operations	134	150	164

Total revenue for reportable segments	28,385	24,523	23,053

Discontinued Operations and Other(4)
Gross premiums	329	390	333
Reinsurance premiums ceded	(329)	(333)	(12)
Change in unearned premiums	—	133	(9)
Investment returns	31	37	134

Total Discontinued Operations and Other	31	227	446

Total revenue	28,416	24,750	23,499

Represented by:
Earned premiums	16,453	15,206	14,376
Investment returns	(3,636)	(1,210)	5,046
Revenue from banking, broker-dealer, investment/fund management and product operations	781	687	490
Gross premiums from investment products(2)	14,818	10,067	3,587

Total revenue	28,416	24,750	23,499

(1)
In 2000 the long-term business of M&G was transferred to UK Insurance Operations.

(2)
Gross premiums presented by reportable segments include deposits to unit trusts and other similar products (gross premiums from investment products), which are excluded from earned premiums in the consolidated profit and loss accounts.

(3)
Investment returns in respect of UK Operations relate mainly to UK Insurance Operations.

(4)
Discontinued operations relate to UK property and casualty insurance business.

Other Segment Information

        Selected information is provided below on a segment basis. In cases where information is not allocated to a segment, amounts are provided by geographical region.

	2002	2001	2000
	(In £ Millions)
Claims incurred, net of reinsurance
UK Operations:
UK Insurance Operations	8,663	8,366	7,516
M&G(1)	—	—	1,242
US Operations	4,483	4,326	4,866
Asian Operations	505	329	309
European Operations	33	28	33

Total continuing operations	13,684	13,049	13,966
Discontinued operations(2)	5	60	247

Total claims incurred, net of reinsurance	13,689	13,109	14,213

Change in long-term technical provision, net of reinsurance
UK Operations:
UK Insurance Operations	(767)	3,141	4,884
M&G(1)	—	—	(1,172)
US Operations	2,567	1,702	1,305
Asian Operations	916	1,227	481
European Operations	6	41	64

Total change in long-term technical provisions, net of reinsurance	2,722	6,111	5,562

Investment expenses and charges and net operating expenses
UK Operations:
UK Insurance Operations	1,369	1,730	1,385
M&G	—	4	119
Egg	54	30	—
US Operations	416	319	324
Asian Operations	443	378	274
European Operations	94	116	75
Corporate expenditure not allocated to segments	62	63	56
Shareholders' interest payable	156	132	117

Total continuing operations	2,594	2,772	2,350
Discontinued operations(2)	3	95	79

Total investment expenses and charges and net operating expenses	2,597	2,867	2,429

(1)
In 2000 the long-term business of M&G was transferred to UK Insurance Operations.

(2)
Discontinued operations relate to UK property and casualty insurance business.

Assets

        An analysis of assets by geographical region is presented below. Except for banking business assets, the assets of the UK and European Operations are managed and analyzed as a whole.

	UK and Europe	US	Asia	Total
	(In £ Millions)
December 31, 2002
Insurance and investment operations:
Investments	82,664	27,619	4,855	115,138
Deferred acquisition costs	1,350	1,503	365	3,218
Linked assets	12,104	2,724	935	15,763
Other	5,218	975	347	6,540

	101,336	32,821	6,502	140,659
Banking business assets	10,526	976	—	11,502

Total assets	111,862	33,797	6,502	152,161

December 31, 2001
Insurance and investment operations:
Investments	89,042	26,711	4,149	119,902
Deferred acquisition costs	1,452	1,485	267	3,204
Linked assets	13,074	3,522	857	17,453
Other	5,794	1,121	323	7,238

	109,362	32,839	5,596	147,797
Banking business assets	8,037	935	—	8,972

Total assets	117,399	33,774	5,596	156,769

Fund for Future Appropriations ("FFA") and Net Technical Provisions

        A segment analysis of the FFA and technical provisions (net of reinsurers' share) is set out below.

	December 31
	2002	2001
	(In £ Millions)
Fund for future appropriations:
Group Companies, excluding Scottish Amicable Insurance Fund (SAIF)(1)	7,226	11,388
SAIF(2)	437	1,814

	7,663	13,202
Technical provisions (net of reinsurers' share)	114,994	116,213

	122,657	129,415

Comprising:
UK Operations	92,377	98,832
US Operations	24,074	25,055
Asian Operations	5,557	4,894
European Operations	649	634

Total	122,657	129,415

(1)
Principally the with-profits fund of PAC.

(2)
Closed to new business and wholly attributable to, but not allocated to, policyholders.

Shareholders' Funds

        An analysis of shareholders' funds by segment is set out below:

	December 31
	2002	2001
	(In £ Millions)
UK Operations	1,292	1,203
US Operations (principally Jackson National Life)	2,449	2,498
Asian Operations	579	402
European Operations	68	58
Other Operations(1)	(720)	(211)

Total shareholders' funds	3,668	3,950

(1)
Other Operations represent operations managed centrally and not allocated to a business segment.

6 Discontinued General Business Operations

        In November 2001, Prudential announced the transfer of its UK personal lines property and casualty insurance business to Winterthur Insurance and the Churchill Group, its UK subsidiary. The sale was completed on January 4, 2002. Accordingly, this business as well as the UK commercial lines property and casualty insurance business, which has been in run-off since 1993, have been classified as discontinued operations in the financial statements.

	2002	2001	2000
	(In £ Millions)
Underwriting results:
Excluding restructuring costs	(8)	42	(14)
Restructuring costs	—	(7)	—

Inclusive of restructuring costs	(8)	35	(14)

Investment returns	8	37	47

Operating profit:
Excluding restructuring costs	—	79	33
Restructuring costs	—	(7)	—

Inclusive of restructuring costs	—	72	33

        The general business reserves for claims outstanding and changes thereto and a reconciliation to the consolidated balance sheets is set out below:

	December 31
	2002	2001
	(In £ Millions)
General business technical provision for claims outstanding and equalization provision, beginning of year	393	421
Less: Reinsurers' share of claims outstanding(1)	(204)	(45)

Net provisions, beginning of year	189	376

Effect of changes in foreign currency exchange rates	1	1

Claims incurred, net of reinsurance:
Attributable to the current year(1)	—	61
Attributable to prior years	5	(3)
Change in equalization provision	—	2

Total claims incurred, net of reinsurance	5	60

Release of equalization provision(2)	(40)	—

Payments, net of reinsurance:
Attributable to the current year	—	(131)
Attributable to prior years	(7)	(117)

Total payments, net of reinsurance	(7)	(248)

Net provisions, end of year	148	189
Reinsurers' share of claims outstanding(1)	194	204

General business technical provision for claims outstanding and equalization provision, end of year	342	393
Claims outstanding on long-term business	611	627

Total claims outstanding and equalization provision	953	1,020

(1)
On December 31, 2001, the insurance liabilities of the UK personal lines property and casualty insurance business were almost wholly reassured to Winterthur, as part of the transfer arrangements of that business.

(2)
As a consequence of the above transfer, the whole of the equalization provision was released in 2002.

7 Long-term Business Provisions, Premiums and Policyholders' Bonuses

(a)    Long-term Business Provision and Technical Provisions for Linked Liabilities

        The following table provides an analysis of technical provisions between with-profits and non-participating business:

	December 31
	2002	2001
SAIF(1)	10%	11%
Financed by with-profits funds:
With-profits business	42%	44%
Non-participating(2)	10%	8%
Shareholder financed business:
Non-participating	24%	22%
Linked business	14%	15%

Total	100%	100%

(b)    Gross premiums

        The following table provides an analysis of gross premiums between with-profits and non-participating business:

	2002	2001	2000
SAIF(1)	2%	2%	4%
Financed by with-profits funds:
With-profits business	30%	35%	32%
Non-participating(2)	1%	3%	4%
Linked business	0%	0%	1%
Shareholder financed business:
Non-participating	56%	49%	45%
Linked business	11%	11%	14%

Total	100%	100%	100%

(1)
SAIF is the Scottish Amicable Insurance Fund, a separate sub-fund established within The Prudential Assurance Company Limited (PAC) long-term business fund. This sub-fund contains all the with-profits business and all other pension businesses that were transferred to PAC from the Scottish Amicable Life Assurance Society in 1997. No new business is written in the sub-fund.

(2)
Annuity business written by Prudential Annuities Limited a subsidiary of the PAC with-profits fund, and by a separate sub-fund of the PAC with-profits fund, which comprises non-participating and linked business purchased from the Scottish Amicable Life Assurance Society.

(c)    Policyholders' bonuses

        Bonuses declared for the year in respect of the Group's with-profits business are included in the change in long-term business provision or, where the policy is no longer in force, in claims incurred. The total cost of policyholders' bonuses was £3,009 million, £3,536 million and £3,454 million for the years ended December 31, 2002, 2001 and 2000, respectively.

8 Investment Returns

        The sources of investment returns are as follows:

	Long-term Business Account			Non-technical account
	2002	2001	2000	2002	2001	2000
	(In £ Millions)
Investment income from:
Equity securities	1,049	1,122	1,258	4	10	10
Debt and other fixed income securities	4,041	3,700	3,252	85	72	12
Land and buildings	789	764	716	—	—	—
Mortgage and other loans	321	266	266	—	—	—
Linked assets	409	368	395	—	—	—
Other	626	455	369	37	37	86

Total investment income	7,235	6,675	6,256	126	119	108

Net realized (losses) gains from:
Equity securities	324	2,016	5,974	196	106	48
Debt and other fixed income securities	(533)	369	550	2	—	(17)
Land and buildings	200	288	143	—	—	—
Linked assets	(207)	49	909	—	—	—
Other	(3)	(3)	3	—	—	1

Total realized (losses) gains	(219)	2,719	7,579	198	106	32

Net unrealized (losses) gains from:
Equity securities	(9,690)	(8,313)	(7,131)	(217)	(162)	(15)
Debt and other fixed income securities	651	(588)	(726)	2	—	9
Land and buildings	21	(206)	369	—	—	—
Linked assets	(1,823)	(1,486)	(1,522)	—	—	—
Other	80	(74)	88	—	—	(1)

Total net unrealized (losses) gains	(10,761)	(10,667)	(8,922)	(215)	(162)	(7)

Total investment returns	(3,745)	(1,273)	4,913	109	63	133

9 Net Operating Expenses

        A summary of net operating expenses is shown below:

	Long-term Business			Discontinued General Business
	2002	2001	2000	2002	2001	2000
	(In £ Millions)
Policy acquisition costs for the year	1,315	1,213	1,126	—	44	31
Change in deferred acquisition costs	(226)	(217)	(119)	—	(12)	(1)
Administrative expenses	688	988	657	3	63	49
Amortization of present value of acquired in-force business:
Adjustment in respect of in force business of M&G	4	(20)	47	—	—	—
Other in force business	18	18	18	—	—	—

Total	1,799	1,982	1,729	3	95	79

        Net operating expenses in the consolidated profit and loss accounts also include corporate expenditure in the non-technical account of £62 million, £63 million and £56 million for 2002, 2001 and 2000, respectively.

        Administrative expenses include £38 million, £193 million and nil (long-term business) and nil, £7 million and nil (general business) of UK restructuring costs for 2002, 2001 and 2000 respectively. £14 million, £41 million and nil (long-term) and nil, £7 million and nil (general business) of the total restructuring costs for 2002, 2001 and 2000 respectively are borne by shareholder financed operations. See Note 34 for further information regarding the restructuring provision.

10 Fees Payable to Auditors

        Prudential paid fees to KPMG and its associates as follows:

	2002	2001	2000
	(In £ Millions)
Statutory audit fees	3.3	2.3	1.9
Audit related services:
Regulatory returns and achieved profits basis audits	0.8	0.6	0.4
US GAAP work (including in 2000 work in connection with the listing of shares on the New York Stock Exchange)	0.6	0.2	0.7

	4.7	3.1	3.0

Consultancy services:
Regulatory reviews	1.3	10.7	13.9
Tax and accounting advice	0.2	0.3	0.3
Acquisitions	0.4	3.3	0.3
Other services	2.6	2.7	4.4

	4.5	17.0	18.9

Total	9.2	20.1	21.9

        Statutory audit fees include £0.1 million for each of 2002, 2001 and 2000 in respect of the parent company. Audit related and consultancy fees payable to KPMG and its associates include £4.9 million, £16.6 million and £18.8 million for 2002, 2001 and 2000 respectively, for work performed in the UK.

11 Investment Expenses and Charges

        A summary of investment expenses and charges is shown below:

	Long-term Business			Non-Technical Account
	2002	2001	2000	2002	2001	2000
	(In £ Millions)
Interest payable on core structural borrowings	—	—	—	130	118	131
Interest on bank loans and overdrafts	35	45	33	0	0	0
Interest on other borrowings	112	137	116	103	70	12

Total interest expense	147	182	149	233	188	143
Investment management expenses	352	357	272	1	0	1

Total	499	539	421	234	188	144

        Long-term business interest expense includes £96 million, £128 million and £102 million for 2002, 2001 and 2000, respectively, in respect of products in the nature of funding arrangements entered into by Jackson National Life. Interest expense in the non-technical account includes £9 million, £12 million, and £12 million for 2002, 2001 and 2000, respectively, in respect of non-recourse borrowings of investment funds managed by PPM America, which are consolidated as if they were subsidiaries, as a result of the Group's effective control of the funds; £54 million, £30 million and nil for 2002, 2001 and 2000, respectively, in respect of Egg debenture loans and other borrowings and £40 million, £28 million, and nil for 2002 2001 and 2000, respectively, in respect of commercial paper borrowings that support a short-term fixed income securities reinvestment program. Long-term business investment management expenses include management fees charged by M&G and the Group's US and Asia fund management operations and fees paid to external property managers.

12 Goodwill

	December 31
	2002	2001	2000
	(In £ Millions)
Balance at beginning of year	1,687	1,611	1,582
Adjustment in respect of 1999 acquisitions	—	—	5
Additions:
Orico Life Insurance Company, Japan	—	139	—
YoungPoong Life, Korea	—	17	—
Good Morning ITMC, Korea	8	—	—
Zebank, France and Investment Funds Direct Holdings Limited	7	—	—
Taiwanese operations	—	—	67
US banking and broker dealer operations	—	3	63
Other operations	—	12	—
Disposal of M&G institutional fund management business	—	—	(22)
Amortization expense charged to the profit and loss account	(98)	(95)	(84)

Balance at end of year	1,604	1,687	1,611

        The balance at the beginning of 2002 comprises cost of £1,920 million less accumulated amortization of £233 million. The cumulative goodwill charged against the Group's reserves arising on acquisitions of subsidiary undertakings prior to 1998 that are still owned by the Group amounted to £589 million at December 31, 2002, 2001 and 2000.

13 Tax

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

	Attributable to Shareholders' Profits			Attributable to Long-Term Funds
	2002	2001	2000	2002	2001	2000
	(In £ Millions)
Current tax expense (benefit):
UK	105	75	145	322	291	784
Foreign	(17)	(35)	145	248	186	170

	88	40	290	570	477	954

Deferred tax expense (benefit):
UK	(34)	(12)	23	(1,081)	(684)	(818)
Foreign	(10)	(7)	1	(148)	(34)	30

	(44)	(19)	24	(1,229)	(718)	(788)

Total	44	21	314	(659)	(241)	166

        An analysis of the tax expense by the nature of the expense attributable to shareholders' profits and long-term funds is as follows:

	Attributable to Shareholders' Profits			Attributable to Long-Term Funds
	2002	2001	2000	2002	2001	2000
	(In £ Millions)
UK corporation tax	44	(1)	2	336	278	802
Double tax relief	(4)	(1)	—	(18)	(27)	(12)
Overseas tax	(90)	(152)	(22)	248	186	170
Adjustments in respect of prior years	(3)	(6)	(8)	4	40	(6)

	(53)	(160)	(28)	570	477	954
Deferred tax	(77)	(54)	24	(1,229)	(718)	(788)

	(130)	(214)	(4)	(659)	(241)	166
Shareholder tax attributable to balance on the long-term business technical account	174	235	318	—	—	—

Total shareholders' tax expense (benefit)	44	21	314	(659)	(241)	166

        An analysis of shareholders' tax expense allocated to the various sources of profit giving rise to the taxes is as follows:

	2002	2001	2000
	(In £ Millions)
Long-term business:
UK Operations	106	120	125
Jackson National Life	48	99	161
Asian Operations	19	17	8
European Operations	1	(1)	(2)

Total long-term business(1)	174	235	292
General business and shareholders	(52)	(61)	(32)

Total tax on operating profit	122	174	260
Tax on short-term fluctuations in investment returns	(91)	(159)	(3)
Tax on profit on sale of UK personal lines property and casualty insurance business	13	—	—
Tax on merger break fee	—	6	—
Tax on profit on Egg flotation and business disposals	—	—	57

Total	44	21	314

(1)
The tax charge on long-term business for 2000 excludes the tax related to M&G long-term business that has now been transferred to UK Operations.

        The following table reconciles the Group's statutory and the effective tax rates:

	2002	2001	2000
	(In £ Millions Except Percentages)
Profit (loss) on ordinary activities before shareholder tax:
Domestic	473	470	524
Foreign	11	(85)	423

	484	385	947

UK statutory tax rate	30.0%	30.0%	30.0%

Tax expenses at statutory rate	145	116	284
Non-taxable book gains on sale of associates	—	—	(44)
Utilization of capital losses against profit on sale of UK personal lines property and casualty insurance business and merger break fee	(97)	(95)	—
Other differences in basis between taxable gains and book gains (losses)	(15)	(22)	27
Different tax rates on overseas earnings	(15)	(7)	23
Deferred tax not recognized on tax losses carried forward	28	16	—
Different tax basis of long-term insurance	(5)	(7)	(8)
Taxable foreign exchange gains (losses) not recognized in accounts	(12)	7	9
Non-taxable amortization of goodwill	29	29	25
Adjustments in relation to prior years	(3)	(6)	(8)
Other	(11)	(10)	6

Tax expense	44	21	314

Effective tax rate	9.1%	5.5%	33.2%

        The low effective tax rates on total profit for 2002 and 2001 compared to 2000 arose principally due to tax payable on the profit on sale of UK personal lines property and casualty insurance business and on the merger break fee being relieved against capital losses available to the Group.

        The possible tax benefit, which may arise from capital losses valued at approximately £1.7 billion, is sufficiently uncertain that it has not been recognized.

Deferred income tax

        The components of the net deferred income tax liability by category at December 31, 2002 and 2001 respectively are as follows. The balances have not been discounted.

	Liability Provided (Asset Recognized)
	2002	2001
	(In £ Millions)
Unrealized gains on investments	759	1,857
Deferred acquisition costs	427	465
Short-term timing differences	(625)	(471)
Long-term business technical provisions and other insurance items	163	186
Capital allowances	(28)	(32)

Total	696	2,005

        The components of the net deferred income tax liability by fund are as follows:

	Liability Provided (Asset Recognized)
	2002	2001
	(In £ Millions)
Scottish Amicable Insurance Fund	11	145
PAC with-profits funds(1)	884	1,795
Jackson National Life	(207)	(45)
Other long-term business operations	42	68
Other operations	(34)	42

Total	696	2,005

(1)
Includes deferred tax charges in respect of non-participating annuity business written by a subsidiary, Prudential Annuities Limited, financed by the PAC with-profits fund.

        A potential deferred tax asset of £45 million and £17 million, at December 31, 2002 and 2001, respectively, relating to trading losses has not been recognized because these losses are not anticipated to be used in the foreseeable future.

A reconciliation of the movement in the net deferred income tax liability is set out below:

	2002	2001
	(In £ Millions)
Deferred tax liability at beginning of year	2,005	2,777
Exchange movements	(3)	—
Deferred tax credited in profit and loss account for the year	(1,306)	(772)

Deferred tax liability at the end of year	696	2,005

14 Merger Break Fee

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

15 Acquisitions and Disposals

Acquisitions in 2002

        In October 2002, Prudential acquired 100% of Good Morning Investment Trust Management Company, a Korean fund management company for a consideration, including deferred consideration and expenses, of £16 million. Good Morning ITMC has subsequently been renamed PCA Investment Trust Management Company.

        In January 2002, Egg acquired 100% of Zebank SA in France and 100% of Investment Funds Direct Holdings Limited (Fundsdirect) in the UK for £25 million and £3 million respectively, including expenses.

        The effect of the above transactions, which have been accounted for as acquisitions, was:

	Korea	Zebank and Fundsdirect	Total
	(In £ Millions)
Investments	6	—	6
Banking business assets	—	178	178
Banking business liabilities	—	(157)	(157)
Other net assets	2	—	2

Net assets acquired	8	21	29

Total fair value of consideration including costs of acquisition	16	28	44

Goodwill recognized as an asset on the consolidated balance sheet	8	7	15

        The goodwill relating to the Korean acquisition is being amortized over 20 years, and over 10 years for the acquisitions by Egg.

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

US operations

        During February 2000, Prudential's US operations acquired three branches of Fidelity Federal Bank for a cash consideration of US$10 million (£7 million). In September 2000, Prudential's US subsidiary Jackson National Life acquired Highland Bancorp, Inc. for US$110 million (£75 million). Highland Bancorp, Inc. is the holding company for Highland Federal Bank, which operates seven retail branches in the state of California. Also in September 2000, Jackson National Life acquired IFC Holdings for US$42 million (£28 million). IFC Holdings is the holding company of Invest, a bank broker-dealer, which is a third party marketing organization.

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

Unaudited pro forma information

        Consolidated revenue from banking, broker-dealer and investment management operations, profit for the financial year and related earnings per share are shown on a pro forma basis for all the acquisitions referred to above for the period of acquisition and the immediately preceding period. These pro forma amounts have been derived by adding pre-acquisition revenue and other components of net profit to these items included in the Group's consolidated profit and loss accounts post-acquisition.

	Pro Forma (Unaudited)
	2002		2001		2000
	(In £ Millions, Except Per Share Amounts)
Revenue from banking, broker-dealer and investment management operations	781		687		581
Consolidated net profit	437		348		664
Earnings per share	22.0	p	17.6	p	33.9	p

        The presentation for 2002 and 2001 includes the acquisition of Zebank SA in France as if it had been acquired as of January 1, 2001. The effect of this acquisition is not material to the revenue from banking operations. The presentation for 2000 includes the acquisitions by the US operations and of the Taiwanese operations shown above as if they had been acquired as of January 1, 2000. The pro forma effects of the other 2002 acquisitions and of the 2001 acquisitions are not material to the financial statements for the years ended December 31, 2002, 2001 and 2000.

Disposals in 2002

        The Company completed the transfer of its UK personal lines property and casualty insurance business operations to Winterthur and the Churchill Group, its UK subsidiary, on January 4, 2002, for a consideration of £353 million. After allowing for the costs of sale and other related items, the profit on sale was £355 million before tax. As part of the transfer arrangements, the insurance liabilities of the business at December 31, 2001, and gross premiums written in 2002 were almost wholly reinsured to Winterthur.

Disposals in 2001

        There were no disposals during 2001.

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

        Total proceeds from the IPO, net of expenses, were £239 million, resulting in a profit for the Group of £119 million. As a result of the IPO, the Group's ownership percentage was reduced from 100% to 79%.

16 Present Value of Future Profits

        The balance of the present value of future profits of acquired in force long-term business is recorded in the consolidated balance sheets as of December 31 of each year. Changes in the balance for the year are as follows:

	2002	2001	2000
	(In £ Millions)
Balance at beginning of year	138	133	170
Exchange adjustment	(10)	4	9
Interest accrued at rates ranging from 8.25% to 10.25% (net of tax)	12	11	17
Amortization(1)	(27)	(24)	(34)
Adjustment on reassessment of value at acquisition of M&G business	—	14	—
Charge to profit and loss account arising from reinsurance transaction	—	—	(29)

Balance at end of year	113	138	133

(1)
Amortization in the long-term technical account includes a £4 million charge (2001 £20 million credit, 2000 £47 million charge) in respect of in force business of M&G acquired in 1999.

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

        The percentage of the present value of future profits as of December 31, 2002, that is expected to be amortized in 2003 and each of the subsequent four years is 9.7%, 10.2%, 10.7%, 11.2% and 3.4% respectively.

17 Reinsurance

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

	Long-Term Business			Discontinued General Business
	2002	2001	2000	2002	2001	2000
	(In £ Millions)
Claims paid:
Gross amount	(13,816)	(13,209)	(13,936)	(221)	(254)	(215)
Reinsurers' share	124	130	95	214	6	7

Claims paid, net of reinsurance	(13,692)	(13,079)	(13,841)	(7)	(248)	(208)

Change in the equalization provision				—	(2)	(8)

Change in the provision for claims:
Gross amount	(4)	31	(128)	10	32	(31)
Reinsurers' share	12	(1)	3	(8)	158	—

Change in the provision for claims, net of reinsurance	8	30	(125)	2	190	(31)

Total claims incurred, net of reinsurance	(13,684)	(13,049)	(13,966)	(5)	(60)	(247)

Change in long-term business provision:
Gross amount	(4,127)	(7,233)	(6,239)
Reinsurers' share	59	221	123

Change in long-term business provision, net of reinsurance	(4,068)	(7,012)	(6,116)

        The Group has reinsurance agreements with Swiss Re Group which account for approximately 29% and 36% of the reinsurers' share of technical provisions and debtors arising out of reinsurance operations at December 31, 2002 and 2001, respectively. In addition, as a result of the transfer of the UK personal lines property and casualty insurance business to Winterthur Insurance, the Group has reinsurance agreements with Winterthur which account for approximately 29% and 25% of the reinsurers' share of technical provisions and debtors arising out of reinsurance operations at December 31, 2002 and 2001 respectively. No other reinsurer accounts for more than 10% at either year end.

18 Land and Buildings

        The carrying value of land and buildings is comprised as follows:

	December 31
	2002	2001
	(In £ Millions)
Fair value:
Freehold	6,472	6,309
Leasehold with a term of 50 years or over	4,120	4,071
Leasehold with a term of less than 50 years	174	107

Total	10,766	10,487

        The cost of land and buildings was £7,617 million and £7,368 million at December 31, 2002 and 2001, respectively. The fair value of land and buildings occupied by the Group was £198 million and £233 million at December 31, 2002 and 2001, respectively.

        The practice in the UK for long-term leases is to pay a substantial portion of the lease obligation upon initiation of the lease with insignificant annual rental payments thereafter. As such, there are no material future minimum lease commitments for long-term leases.

        Minimum future rentals to be received on non-cancelable operating leases and subleases for land and buildings for the year ended December 31, 2003 and the succeeding four years are £508 million, £492 million, £474 million, £461 million and £446 million respectively, and £8,487 million thereafter.

        At December 31, 2002, the carrying value of properties that were non-income producing for the last twelve months preceding the consolidated balance sheet date was £452 million, primarily representing properties under development.

19 Investments in Participating Interests

        The Group's investments in participating interests are as follows:

	December 31
	Cost		Carrying Value
	2002	2001	2002	2001
	(In £ Millions)
Investments in associates	23	16	12	10
Interests in joint ventures	37	34	37	29
Other participating interest	24	24	24	48

Total	84	74	73	87

        Investments in which the Group holds a participating interest and exercises significant influence are recorded as investments in associates. Until June 2000 such investments comprised primarily St. James's Place Capital plc, an insurance holding company incorporated in England and Wales and listed on the London Stock Exchange. As discussed in Note 15, the Group's interest in St James's Place Capital plc was sold during 2000. Fee income received from a subsidiary of St. James's Place Capital plc, amounted to £22 million in 2000.

        At December 31, 2002, the investments in associates comprised:

a)
IfOnline plc, a company whose principal activity is mortgage intermediation. Egg plc has a 38% share in the total issued share capital of IfOnline, acquired in 2000 for £15 million. The fair value of net assets acquired was £4 million, resulting in goodwill of £11 million, which is being amortized over ten years.

b)
Hazell Carr Pensions Consulting plc (HCPC), a company whose principal activity is the administration of defined benefit pension schemes. Prudential Pensions Administration Limited has a 25% share in the total issued share capital of HCPC, acquired in 2002 for £5 million. The fair value of net assets acquired was £2 million, resulting in goodwill of £3 million, which is being amortized over twenty years.

        The changes in investments in associates for 2002 and 2001 are as follows:

	Share of Capital	Share of Reserves	Convertible Loan	Goodwill	Total Share of Investment
	(In £ Millions)
Balance at January 1, 2001	1	1	—	11	13
Profit for the year after tax	—	(4)	—	—	(4)
Additions	2	—	1	(1)	2
Amortization of goodwill	—	—	—	(1)	(1)

Balance at December 31, 2001	3	(3)	1	9	10
Profit for the year after tax	—	(2)	—	—	(2)
Additions	3	—	(1)	4	6
Amortization of goodwill	—	—	—	(2)	(2)

Balance at December 31, 2002	6	(5)	—	11	12

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

        In addition to the participating interests shown in the table above, the Group, through its life fund property and venture capital activities, has investments that are accounted for as portfolio investments under FRS 9, "Associates and joint ventures". The Group has provided loans to a number of these investments, which amounted to £289 million and £235 million at December 31, 2002 and 2001, respectively. These amounts are shown as other loans on the consolidated balance sheets.

20 Other Financial Investments

	December 31
	Carrying Value		Cost
	2002	2001	2002	2001
	(In £ Millions)
Equity securities carried at fair value:
UK corporate:
Utilities, industrial and other	5,372	6,765	2,791	2,961
Financial services	5,848	7,915	3,500	3,378
Consumer goods and services	9,204	13,807	7,261	7,749
Other UK corporate	57	75	58	67
Overseas corporate	9,526	12,386	11,121	11,635

	30,007	40,948	24,731	25,790

Debt and other fixed income securities—carried at fair value:
UK government	2,419	880	2,327	851
US government	88	63	82	51
Local UK and foreign governments	3,955	5,164	3,640	5,010
Corporate	35,427	31,159	34,008	30,212
Mortgage backed securities	279	72	290	72
Other debt securities	436	507	594	571

	42,604	37,845	40,941	36,767

Debt and other fixed income securities—carried at amortized cost:
US government	4	3	4	74
Corporate	15,221	13,793	15,081	14,076
Mortgage backed securities	3,648	7,507	3,631	6,412
Other debt securities	1,723	33	1,856	1,107

	20,596	21,336	20,572	21,669

Mortgage and other loans	2,614	2,832	2,561	2,817
Loans to policyholders	774	804	774	804
Deposits with credit institutions	5,840	4,176	5,840	4,176
Other investments	1,864	1,387	1,878	1,382

Total	104,299	109,328	97,297	93,405

        The fair value of debt and other fixed income securities carried at amortized cost is analyzed as follows:

	December 31
	2002	2001
	(In £ Millions)
Debt and other fixed income securities:
US government	3	3
Corporate	15,966	13,593
Mortgage backed securities	5,357	7,686
Other debt securities	2	34

Total	21,328	21,316

        Gross unrealized gains on debt and other fixed income securities carried at amortized cost were £1,341 million and £599 million at December 31, 2002 and 2001, respectively. Gross unrealized losses on these securities were £609 million and £619 million at December 31, 2002 and 2001, respectively.

        All debt securities valued at amortized cost are held by long-term business operations.

        Other financial investments include investments traded on recognized investment exchanges as follows:

	December 31
	2002	2001
	Carrying Value (In £ Millions)
Equity securities—carried at fair value	29,129	40,077
Debt and other fixed income securities—carried at fair value	35,883	31,816
Debt and other fixed income securities—carried at amortized cost	17,672	18,308

Total	82,684	90,201

        Management's determination of fair value for unlisted securities without a readily ascertainable market value is generally based on quoted market prices for similar securities. At December 31, 2002 and 2001, equity securities and debt and other fixed income securities without a readily ascertainable market value and having a cost of £8,450 million and £7,953 million, respectively, had an estimated fair value of £8,505 million and £7,763 million, respectively.

        For those debt and other fixed income securities valued at amortized cost where the maturity value exceeded purchase price, the unamortized difference was £429 million and £344 million at December 31, 2002 and 2001, respectively. For securities valued at amortized cost where the purchase price exceeded maturity value, the unamortized difference was £179 million and £148 million at December 31, 2002 and 2001, respectively.

        The cost and fair values of debt and other fixed income securities by contractual maturity at December 31, 2002, are shown below. Fixed maturities not due at a single maturity date have been included in the table in the final year of maturity. Expected maturities may differ from contractual maturities because some borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

	Cost	Fair Value
	(In £ Millions)
Due in one year or less	1,607	1,591
Due after one year through five years	9,863	9,930
Due after five years through ten years	19,042	19,966
Due after ten years	25,065	26,716
Mortgage-backed securities	3,858	4,040
Other	2,078	1,689

Total debt and other fixed income securities	61,513	63,932

        Approximately 45% of the carrying value of corporate debt securities is due from UK borrowers and 43% is due from US borrowers; mortgage-backed securities are due primarily from borrowers in the US.

        At December 31, 2002 and 2001, the carrying value of debt and other fixed income securities and mortgage loans which were non-income producing for the twelve months preceding the consolidated balance sheet date was not significant.

        At December 31, 2002 and 2001, mortgage loans on property with scheduled payments 60 days or more past their due date, comprised less than 1% of the total carrying value and cost of mortgage loans.

        The payment terms of mortgage loans on property may from time to time be restructured or modified. At December 31, 2002 and 2001, investments in restructured loans represented less than 1% of the carrying value of mortgage loans. At December 31, 2002 and 2001, mortgage loans which the Group believes are impaired on an individual basis represented less than 1% of the carrying value of mortgage loans. Residential mortgage loans are evaluated for impairment on a collective basis. Valuation allowances on mortgage loans represented 1% of the carrying value of mortgage loans at December 31, 2002 and 2001. Approximately 82% of the Group's mortgage loans are collateralized by properties located in the US and Canada, with the remainder being collateralized by properties located in the UK and Asia.

        In the table of Other Financial Investments, "Other investments" primarily consist of investments in limited partnerships held by Jackson National Life that invest in securities. Limited partnership income recognized by the Group was a (loss) profit of £(43) million, £(33) million and £48 million in 2002, 2001 and 2000, respectively. At December 31, 2002, the Group had unfunded commitments related to investments in limited partnerships totaling £300 million.

21 Assets Held to Cover Linked Liabilities

        At December 31, 2002 and 2001, the fair value of assets held to cover linked liabilities was £15,763 million and £17,453 million, respectively. The fair value of managed funds included in such assets was £3,257 million and £3,403 million at December 31, 2002 and 2001, respectively. The cost of assets held to cover the linked liabilities was £17,177 million and £16,254 million at December 31, 2002 and 2001, respectively.

22 Fair Value of Financial Instruments

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

        The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay if the derivative instruments were terminated. Derivative financial instruments held where the estimated fair value differs from carrying value include interest rate swaps, currency swaps, index swaps and put-swaptions. See Note 23 for further discussion of derivative financial instruments.

        Fair values for long-term insurance contracts are estimated as the discounted cash flows expected to arise in the future. For UK and US contracts, discount rates of 7.1% at December 31, 2002 and 7.7% at December 31, 2001 are used. In determining these estimates, best estimate forecasts of future investment returns have been incorporated and account has been taken of recent economic conditions together with inherent uncertainty.

        Fair values for long-term borrowings are determined using published market values, where available, or contractual cash flows discounted at market rates. The carrying value of short-term borrowings approximates their fair market value.

        The difference between the carrying value and fair value of banking business assets and liabilities is not material at December 31, 2002 and 2001.

        The following table presents the carrying value and estimated fair value of all derivative financial instruments and other financial instruments for which the carrying value differs from the estimated fair value:

	December 31
	2002		2001
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In £ Millions)
Financial assets:
Debt and other fixed income securities carried at amortized cost	20,596	21,328	21,336	21,316
Mortgage loans carried at unpaid principal balances	2,060	2,183	2,184	2,338
Derivative financial instruments carried at other than fair value	328	414	327	342
Financial liabilities:
Long-term insurance contracts	123,395	118,624	130,127	125,923
Long-term borrowings	2,351	2,486	2,289	2,357
Derivative financial instruments carried at other than fair value	80	677	25	586

        The carrying value of other financial investments for which the carrying value approximates fair value is presented in Note 20.

23 Derivatives

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

        Interest rate risk arises from exposures to interest rate movements occurring when there is a mismatch between interest rate sensitive assets and liabilities. Fluctuations in prevailing interest rates, including changes in the difference between the levels of prevailing short-term and long-term rates can affect spread-based businesses where the majority of assets are invested in fixed income securities. The Group uses various interest rate derivative instruments, such as swap, option and forward rate agreements to reduce exposure to interest rate volatility.

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

        Due to the geographical diversity of the Group's business, it is subject to exchange rate fluctuation risk. The Group's operations in the US and Asia represent a significant proportion of total Group income and expenses. These operations generally write policies and invest in the same local currency, which tends to limit the effect of exchange rate fluctuations on local operating results, but can lead to fluctuations on Group results upon translation into pounds sterling. Local operations may have certain assets and liabilities denominated in foreign currencies. In these cases, the Group uses various currency derivatives in order to limit volatility due to foreign currency exchange rate fluctuations.

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

Equity index and equity options

        Premiums paid or received for equity index options and equity options are recorded in the consolidated balance sheet as other financial investments. Changes in fair value are recorded in investment returns. Upon exercise of purchased equity options, the premium paid is added to the cost basis of equities purchased, or deducted from the proceeds of equities sold; and the premium received in respect of written options is offset against the cost of underlying equity instruments. When options expire, the premium revenue or expense is recorded in investment returns.

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

Index swap agreements

        The US Insurance Operations held high yield bond index swaps and equity index swaps for investment purposes in 2002 and 2001. These derivatives held for investment purposes are carried at fair value with changes in fair value included in investment returns.

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

        Realized gains from derivative contracts hedging index linked annuities that have been deferred at December 31, 2002 and 2001 were not material. There were no material realized gains or losses deferred from derivative contracts hedging anticipated purchases of investment grade bonds at December 31, 2002 or 2001.

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

24 Securities Lending

        At December 31, 2002 and 2001, the estimated fair value of loaned securities was £10,308 million and £5,995 million, respectively, consisting of equity and debt securities. These securities remain recorded in the consolidated balance sheets. Cash collateral received of £1,544 million and £560 million at December 31, 2002 and 2001, respectively, was invested in a pooled fund, and is included in the consolidated balance sheets. A related payable for the return of the cash collateral received is included in liabilities. Pledged collateral in respect of securities loaned was £9,250 million and £5,787 million at December 31, 2002 and 2001, respectively. Such pledged collateral, consisting principally of cash, securities and letters of credit, is not recorded in the consolidated balance sheets of the Group.

25 Investments in Subsidiaries

        The principal subsidiaries of the Group at December 31, 2002 were:

	Main Activity	Country of Incorporation
Egg Banking plc*	Banking	England and Wales
Jackson National Life Insurance Company*	Insurance	United States of America
M&G Investment Management Limited*	Investment management	England and Wales
Prudential Annuities Limited*	Insurance	England and Wales
The Prudential Assurance Company Limited	Insurance	England and Wales
Prudential Assurance Company Singapore (Pte) Limited*	Insurance	Singapore
Prudential Retirement Income Limited*	Insurance	Scotland

*
Owned by a subsidiary of the parent company.

        Each subsidiary operates mainly in its country of incorporation and has only one class of ordinary shares. All shares are held by the Company or by a subsidiary of the company, apart from Egg Banking plc.

        Egg Banking plc is a subsidiary of Egg plc, a subsidiary of the Company that is listed on the London Stock Exchange. The ordinary shares of Egg plc, of which there is only one class, are 79% owned by the Company and 21% owned by shareholders external to the Prudential Group.

26 Tangible Assets

        Tangible assets are principally computer equipment, software development expenditure and fixtures and fittings.

	December 31
	2002	2001
	(In £ Millions)
Cost:
Balance at beginning of year	553	554
Additions	54	67
Movement relating to acquisitions and disposals of businesses	(14)	12
Other disposals	(133)	(80)

Balance at end of year	460	553

Depreciation:
Balance at beginning of year	(312)	(266)
Depreciation provided during year	(76)	(108)
Movement relating to acquisitions and disposals of businesses	10	(6)
Other disposals	114	68

Balance at end of year	(264)	(312)

Net book value at beginning of year	241	288

Net book value at end of year	196	241

27 Borrowings

        Borrowings of the Group were as follows:

	December 31
	2002	2001
	(In £ Millions)
Parent company and finance subsidiaries:
Bonds, US $250 million principal amount, 7.125%, due 2005*	155	172
Guaranteed Bonds, £150 million principal amount, 9.375%, due 2007	150	150
Bonds, £250 million principal amount, 5.5%, due 2009*	250	250
Subordinated Notes, €500 million principal amount, 5.75%, due 2021*	322	301
Bonds, £300 million principal amount, 6.875%, due 2023*	300	300
Bonds, £250 million principal amount, 5.875%, due 2029*	250	250
Subordinated Notes, £435 million principal amount, 6.125%, due 2031*	426	425
Long-term business operations:
Surplus Notes, US $250 million principal amount, 8.15%, scheduled to mature 2027	155	172
Subordinated Guaranteed Bonds, £100 million principal amount, 8.5%, undated	100	100
Borrowings of UK Banking operation:
Subordinated Notes, £200 million principal amount, 6.875%, due 2021	202	124
Currency translation asset on swap transaction	(17)	—

Total debenture loans	2,293	2,244
Parent company and finance subsidiaries:
Floating Rate Guaranteed unsecured Loan Notes 2004	41	45
Short-term commercial paper	1,632	1,417
Non recourse borrowings issued by investment subsidiaries managed by PPM America	365	530
Obligations of Jackson National Life under sale and repurchase agreements	—	577
Obligations under finance leases	3	5
Currency translation net liability on swap transactions	13	—
Medium Term Notes 2003	25	—
Bank loans and overdrafts repayable on demand:
General Insurance and shareholders' funds	1	21

Total borrowings	4,373	4,839

Borrowings are repayable as follows:
Within one year or on demand	1,750	2,107
Between one year and two years	69	—
Between two years and three years	175	45
Between three and four years	—	172
Between four years and five years	150	—
After five years	2,229	2,515

Total borrowings	4,373	4,839

*
Debenture loans issued by the parent company.

        Non-debenture borrowings are classified in the consolidated balance sheets as "amounts owed to credit institutions" or as "other borrowings" depending on the nature of the borrowing.

        Amounts owed to credit institutions were as follows:

	December 31
	2002	2001
	(In £ Millions)
Bank loans and overdrafts repayable on demand	1	21
Senior collateralized revolving credit	75	86
Other senior and subordinated debt	217	363
Jackson National Life reverse repurchase and dollar-roll agreements	—	577
Obligations under finance leases	3	5

Total	296	1,052

        Other borrowings mainly comprise commercial paper and floating rate loan notes.

Repurchase Agreements

        During 2002 and 2001, Jackson National Life entered into reverse repurchase and dollar-roll repurchase agreements whereby it agreed to sell and repurchase securities. These activities have been accounted for as financing transactions, with the assets sold remaining in the consolidated balance sheets and liabilities recorded for the sales proceeds. Short-term liabilities under such agreements averaged £243 million and £461 million during 2002 and 2001, at weighted average interest rates of 1.43% and 4.13%, respectively. Interest expense on such agreements was £4 million, £19 million and £29 million in 2002, 2001 and 2000, respectively. The highest level of short-term liabilities at any month end was £347 million in 2002 and £694 million in 2001. There were no agreements outstanding at December 31, 2002.

Short-term Borrowings

        During 2000, Prudential introduced a US$2,000 million (£1,242 million) global commercial paper program, subsequently made unlimited in November 2001. At December 31, 2002, Prudential had amounts outstanding under the commercial paper program amounting to £1,632 million with an average interest rate of 3.92% per annum. The commercial paper borrowings are issued by the parent company and include £1,212 million and £1,330 million that support a short-term fixed income securities reinvestment program at December 31, 2002 and 2001, respectively.

        Jackson National Life, through its subsidiary Jackson Federal Savings Bank, had bank borrowings of £239 million and £244 million at December 31, 2002 and 2001, respectively. The advances are secured by mortgage loans and mortgage backed securities. These borrowings are included within banking business liabilities in the consolidated balance sheets.

        In addition, Jackson National Life has entered into stocklending arrangements. The obligations under these arrangements totaled £1,544 million and £559 million at December 31, 2002 and 2001,

respectively. The amounts under both these funding arrangements are shown separately in the consolidated balance sheets.

        Other short-term borrowings are primarily bank loans and overdrafts repayable on demand. Under the terms of the Group's banking arrangements, the lender has a right of offset between credit balances (other than those of long-term funds) and all overdrawn balances of those Group undertakings with similar arrangements.

Long-term Borrowings

        During 2001, Prudential introduced a £5,000 million European Medium Term Note program. Under the program Prudential issued hybrid debt (split into a £435 million Sterling tranche and a €500 million Euro tranche). During 2002, the Euro-denominated notes were effectively swapped into floating rate pounds sterling borrowings of £305 million (net of £4 million issue costs).

        The surplus notes in the principal amount of US $250 million (£155 million), have been issued by Jackson National Life and are subordinate to all present and future indebtedness, policy claims and other creditor claims. Payments of interest or principal may be made only with prior regulatory approval, and only out of surplus earnings that the regulators determine to be available for payment. The surplus notes may not be redeemed at the option of Jackson National Life or any holder prior to maturity.

        The £100 million principal amount undated guaranteed subordinated bonds have been issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance fund ("SAIF"), and bear a fixed interest rate of 8.5% until June 2018 at which time the notes can either be redeemed or extended for five year periods, each time at a rate of interest based on the market rate at the applicable date. The interests of the holders of these bonds are subordinate to the entitlements of the policyholders of SAIF. PAC has guaranteed this obligation.

        The interests of the holders of the £200 million principal amount subordinated notes issued by Egg plc are subordinate to the entitlements of other creditors of that operation. Egg had also issued unsubordinated debt securities totaling £1,015 million and £915 million and sold securities under agreements to repurchase totaling nil and £384 million at December 31, 2002 and 2001, respectively.

        Non recourse borrowings issued by investment subsidiaries managed by PPM America, the US fund management operation, include senior and subordinated debt and a revolving credit facility. The senior debt represents debt which is collateralized by the investments held by the relevant investment subsidiaries. Interest rates on the senior debt are variable based on a market interest rate and range from 2.16% to 5.06% and 2.52% and 8.63% at December 31, 2002 and 2001 respectively. The interests of the holders of the subordinated debt issued by these subsidiaries are subordinate to the entitlements of the holders of the senior debt. Interest rates on the subordinated debt are fixed and range from 7.80% to 8.36% at December 31, 2002 and 2001. The terms of the revolving credit facility drawn on by these subsidiaries includes a cross default provision with the subordinated notes. In addition to the debt of these subsidiaries, PPM America manages investment companies with liabilities of £1,048 million and £1,353 million at December 31, 2002 and 2001, respectively, pertaining to debt instruments issued to external parties. In all instances the holders of the debt instruments issued by these subsidiaries and other companies do not have recourse beyond the assets of those subsidiaries.

        Jackson National Life has entered into a program of funding arrangements (European Medium Term Notes—EMTN's and Global Medium Term Notes—GMTN's) under contracts which, in substance, are almost identical to Guaranteed Investment Contracts. The liabilities under these arrangements were £3,554 million and £3,144 million at December 31, 2002 and 2001, respectively.

        Several of the long-term borrowings agreements have restrictive covenants. The Group is in compliance with all debt covenants.

Credit facilities

        Prudential has access to a £1,200 million committed revolving credit facility provided by 12 major international banks, split into two equal tranches of £600 million. One half matures on June 16, 2005 and the other half on June 14, 2003. There have been no draw-downs under this facility since inception and hence there was no amount outstanding at December 31, 2002.

        Prudential also maintains uncommitted credit facilities totaling £612 million. There was no amount outstanding under these facilities at December 31, 2002.

        In December 2002, Prudential established a committed securities lending facility for £500 million, renewable on December 18, 2003. Prudential has not drawn down under this facility.

        In January 2003, letters of credit for a total of US$400 million were issued on behalf of Prudential Atlantic Reinsurance Company, Dublin, Ireland, in favour of Jackson National Life. The letters of credit cover Prudential Atlantic's obligations under a reinsurance agreement pursuant to which Jackson National Life ceded to it the guaranteed minimum death benefit coverage associated with variable annuities. The likelihood of drawing down on this facility is less than remote.

        The commercial paper and Medium Term Note programs mentioned earlier, and the committed revolving credit facility, uncommitted facilities and committed securities lending facility mentioned above are available for general corporate purposes and to support the liquidity needs of Prudential. Prudential anticipates that these programs and facilities are sufficient to meet foreseeable requirements to support shareholders' existing operations. However, to meet all of its strategic objectives, such as the funding of potential future acquisitions, Prudential may need to raise further financing which may include recourse to the equity markets. Prudential aims to maintain an appropriate debt to equity ratio.

28 Dividend Restrictions and Minimum Capital Requirements

        At December 31, 2002, the parent company had £1,076 million of retained profit that is wholly available for distribution to shareholders.

        Certain Group subsidiaries are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to the parent company. UK insurance companies are required to maintain solvency margins which must be supported by capital reserves and other resources, including unrealized gains on investments. Jackson National Life can pay dividends on its capital stock only out of earned surplus. Dividends which exceed the greater of 10% of Jackson National Life's statutory surplus or statutory net gain from operations for the prior year require prior regulatory approval. At December 31, 2002, the maximum amount of dividends that could be paid by Jackson National Life without prior regulatory approval was approximately US$103 million (£64 million). The Group's Asian subsidiaries, mainly the Singapore and Malaysia businesses, may remit dividends to the Group, in general, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations. At December 31, 2002, management believes that the Group's subsidiaries are in compliance with all applicable solvency and capital adequacy requirements.

        The Prudential Assurance Company Limited ("PAC") and Jackson National Life ("JNL") are the two principal insurance subsidiaries of the Group, which together comprise approximately 80% of total Group assets. At December 31, 2002, the PAC long-term fund's excess of assets over its required minimum solvency margin was £3,153 million and the statutory capital and surplus of Jackson National Life was US$2,889 million (£1,795 million).

29 Contingencies and Related Obligations

        Consistent with FRS 12, "Provisions, contingent liabilities and contingent assets", appropriate provision has been made in the financial statements where the Group has an obligation arising from the events or activities described below, but not for contingent liabilities.

Litigation

        Jackson National Life has been named in civil litigation proceedings, which appear to be substantially similar to other class action litigation brought against many life insurers alleging misconduct in the sale of insurance products. At this time, it is not possible to make a meaningful estimate of the amount or range of loss, if any, that could result from an unfavorable outcome in such actions. In addition, Jackson National Life is a defendant in individual actions that involve similar issues. Several cases, including one which was on appeal to the Supreme Court in the State of Mississippi, were settled in January 2002 for a sum of £7 million.

        The Company and it subsidiaries are involved in other litigation arising in the ordinary course of business. Whilst the outcome of such matters cannot be predicted with certainty, management believes that the ultimate outcome of such litigation will not have a material adverse effect on the Group's financial condition, results of operations or cash flows.

Pension Mis-selling Review

        In 1988, the UK government introduced new pensions legislation intended to encourage more individuals to make their own arrangements for their pensions. During the period from April 1988 to June 1994, many individuals were advised by insurance companies, Independent Financial Advisers and other intermediaries to not join, to transfer from or to opt out of their occupational pension schemes in favor of private pension products introduced under the UK Income and Corporation Taxes Act 1988. The UK insurance regulator (previously the Personal Investment Authority, now the Financial Services Authority, "FSA") subsequently determined that many individuals were incorrectly advised and would have been better off not purchasing the private pension product sold to them. Industry participants are responsible for compensating the persons to whom private pensions were mis-sold. As a result, the UK regulator required that all UK life insurance companies review their potential cases of pension mis-selling and pay compensation to policyholders where necessary and, as a consequence, record a provision for the estimated costs. The Group has met the requirement of the FSA to issue offers to all Phase 1 (priority) cases and Phase 2 (non-priority) cases by June 30, 2002.

        Provisions in respect of the costs associated with the review have been included in the change in the long-term technical provision in the Group's profit and loss account. Within the long-term technical provision, the transfer from the fund for future appropriations has been determined accordingly. The following is a summary of the changes in the pension mis-selling provision, including internal and external legal and administrative costs, for each year ended December 31:

	2002	2001	2000
	(In £ Millions)
At beginning of year	1,065	1,475	1,700
Changes to actuarial assumptions and method of calculation	(50)	(89)	(117)
Increase in provision for administrative costs	—	—	50
Discount accretion	53	89	102
Redress to policyholders	(292)	(273)	(134)
Payments of administrative costs	(46)	(137)	(126)

At end of year	730	1,065	1,475

        Every three months the FSA updates the actuarial assumptions to be used in calculating the provision, including interest rates and mortality assumptions. In 2000 the provision for administrative costs was increased by £50 million reflecting the additional cost the Group expected to incur to settle Phase 2 cases. The pension mis-selling provision represents the discounted value of future expected payments, including benefit payments and all internal and external legal and administrative costs of adjudicating, processing and settling those claims. To the extent that amounts have not been paid, the provision increases each year reflecting the shorter period of discount.

        Management believes that, based on current information, the pension mis-selling provision, together with future investment return on the assets backing the provision, will be adequate to cover the costs of pension mis-selling as well as the costs and expenses of the Group's pension review unit established to identify and settle such cases. Such provision represents the best estimate of probable costs and expenses. However, there can be no assurance that the current provision level will not need to be increased.

        The calculation of the pension mis-selling provision is dependent upon a number of assumptions and requirements provided by the FSA. The costs associated with the pension mis-selling review have been met from Prudential Assurance's inherited estate. Given the strength of Prudential Assurance's with-profits fund, management believes that charging the costs to the inherited estate will not have an adverse effect on the level of bonuses paid to policyholders or on their reasonable expectations. In the unlikely event of this proving not to be the case, an appropriate contribution to the with-profits fund would be made from the shareholders' funds. In view of the uncertainty, it is not practicable to estimate the level of any potential contribution.

Free Standing Additional Voluntary Contribution Business Review

        In February 2000, the UK regulator ordered a review of Free Standing Additional Voluntary Contribution (FSAVC) business, which constitutes sales of personal pensions to members of company pension schemes. Individuals who have purchased these pensions instead of the Additional Voluntary Contributions (AVC) scheme connected to their company's pension scheme may have been in a better financial position investing their money, and any matching contributions from their employers, in their company's AVC scheme. The UK regulator's review is to ensure that any employees disadvantaged due to not being properly informed of the benefits foregone from not investing in their AVC scheme are compensated.

        This review requires companies to identify relevant investors and contact them with an offer to review their individual case. Prudential met an interim deadline set by the FSA of 90% of cases completed by June 30, 2002 and also the deadline for 100% completion by December 31, 2002. As a result of the review, Prudential held a provision of £3 million as of December 31, 2002.

Mortgage Endowment Products Review

        The Group's main exposure to mortgage endowment products is through Scottish Amicable. The FSA issued a report in March 2001 raising concerns regarding Scottish Amicable's conduct of sales of these products by its tied agents and in March 2003 it fined Scottish Amicable £750,000 in respect of cases where advisers did not place appropriate emphasis on identifying whether a customer was prepared to take the risk that their mortgage might not be repaid at the end of the term. A provision of £25 million was made in 2001 in the shareholders' fund for cases that may require redress, which the directors are satisfied continues to be adequate. Scottish Amicable withdrew from the mortgage endowment product market in April 2001 and disbanded its network of tied agents in October 2001.

Guaranteed Annuities

        In common with several other insurance companies, Prudential Assurance used to sell guaranteed annuity products in the UK and held a provision of £46 million at December 31, 2002, within the main with-profits fund to honor guarantees on these products. The Group's main exposure to guaranteed annuities in the UK is through the Scottish Amicable Insurance Fund ("SAIF") and a provision of £744 million was held in SAIF at December 31, 2002, to honor the guarantees. SAIF is a separate sub-fund of the Prudential Assurance long-term business fund. Accordingly, this provision has no impact on shareholders. For a more complete description of SAIF, see "Support of long-term business funds from shareholders' funds" in this Note 29.

Guarantees and Commitments

        Guarantee funds in both the UK and US provide for payments to be made to policyholders on behalf of insolvent life insurance companies. These guarantee funds are financed by payments assessed on solvent insurance companies based on location, volume and types of business. Prudential estimated its reserve for future guarantee fund assessments for Jackson National Life to be £25 million at December 31, 2002. Similar assessments for the UK businesses were not significant. Management believes the reserves are adequate for all anticipated payments for known insolvencies.

        Jackson National Life has commitments for future payments related to equity index call options totaling £21 million, which are accounted for on a deferred basis and therefore were off-balance sheet as at December 31, 2002. These commitments were entered into in the normal course of business to hedge obligations associated with the issuance of equity index-linked immediate and deferred annuities. The commitments are due over the next five years.

        Jackson National Life has unfunded commitments related to its investments in limited partnerships totaling £300 million at December 31, 2002. These commitments were entered into in the ordinary course of business and management does not expect a material adverse impact on the operations to arise from them.

        Prudential has provided, from time to time, certain guarantees and commitments to third parties. These arrangements included commitments and guarantees to fund the purchase or development of land and buildings and other commitments related to investments in land and buildings. At December 31, 2002, the aggregate amount of commitments and guarantees in respect of land and buildings was approximately £27 million.

        The Group has provided, from time to time, other guarantees and commitments to third parties entered into in the normal course of business but management does not consider that the amounts involved are significant.

Other Matters

Prudential Assurance's inherited estate

        The inherited estate is the assets of the main with-profits fund within the long-term fund of Prudential Assurance, less non-participating liabilities, the policyholder asset shares aggregated across with-profits policies and any additional amounts expected at the valuation date to be paid to in force policyholders in the future in respect of smoothing costs and guarantees. The inherited estate is thus the assets in the main with-profits fund in excess of what Prudential Assurance expects to pay to policyholders.

        Prudential believes that it would be beneficial if there were to be greater clarity as to the status of the inherited estate. With that in mind, it has been considering the principles that would apply to any re-attribution of the inherited estate to either policyholders or shareholders. Discussions have been held with the Financial Services Authority to this end. Prudential has not considered or discussed any actual distribution as its current expectation is that, for the foreseeable future, the entire inherited estate will need to be retained within the long-term fund to provide working capital. However, in the light of current market conditions, the amount and timing of any re-attribution of the estate remains very uncertain.

Support of long-term business funds from shareholders' funds

        As a proprietary insurance company, the Group is liable to meet its obligations to policyholders even if the assets of the long-term funds are insufficient to do so. The assets, represented by the fund for future appropriations, in excess of amounts expected to be paid for future final bonuses and related shareholder transfers ("excess assets") in the long-term funds could be materially depleted over time, by, for example, a significant or sustained equity market downturn, significant fundamental strategic change costs, or material increases in the pension mis-selling provision. In the unlikely circumstance that the depletion of the excess assets within the long-term fund was such that the Group's ability to satisfy policyholders' reasonable expectations was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders' funds to the long-term funds to provide financial support.

        In 1997, the business of Scottish Amicable Life Assurance Society, a mutual society, was transferred to Prudential Assurance ("PAC"). In effecting the transfer, a separate sub-fund, the Scottish Amicable Insurance Fund ("SAIF"), was established within PAC's long-term business fund. This sub-fund contains all the with-profits business and all other pension business that was transferred. No new business has been or will be written in the sub-fund. The SAIF sub-fund is managed to ensure that all the invested assets of SAIF are distributed to SAIF policyholders over the lifetime of the SAIF policies. With the exception of certain amounts in respect of the unitized with-profits life business, all future earnings arising in SAIF are retained for existing SAIF with-profits policyholders. Any excess (deficiency) of revenue over expense within SAIF during a period is offset by a transfer to (from) the SAIF fund for future appropriations. Shareholders have no interest in the profits of SAIF, although they are entitled to the investment management fees paid on this business. With the exception of certain guaranteed annuity products mentioned earlier in this Note, SAIF with-profits policies do not guarantee minimum rates of return to policyholders. See Note 30 for an analysis of assets, liabilities, revenues and expenses of SAIF included in the consolidated financial statements.

        Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the Prudential Assurance long-term fund would be liable to cover any such deficiency. As of December 31, 2002, the excess of SAIF assets over guaranteed benefits was £437 million. Due to the quality and diversity of the assets in SAIF, the aforementioned amounts of the excess of assets over guaranteed benefits and the ability of the Group to revise guaranteed benefits in case of an asset shortfall, the Group believes that the probability of either the Prudential Assurance long-term fund or the Group shareholders' funds having to contribute to SAIF is very remote.

30 Supplemental Information

Cash Flows

        The following supplemental cash flows information provides details of amounts in the consolidated statement of cash flows from general business and shareholders' funds and reconciles the cash amounts to the consolidated balance sheets:

Reconciliation of operating profit to net cash inflow from operations	2002	2001	2000
	(In £ Millions)
Operating profit before amortization of goodwill and before tax (based on longer term investment returns)	432	622	840
Add back: interest charged to operating profit	233	188	143
Adjustments for non-cash items:
Tax on long-term business profits	(174)	(235)	(318)
Amounts retained and invested in long-term business operations	(553)	(534)	(449)
Increase in banking business assets (net of liabilities)	72	36	76
Other items	21	18	106

Net cash inflow from operations as shown on the consolidated statements of cash flows from general business and shareholders' funds	31	95	398

Changes in investments net of financing	2002	2001	2000
	(In £ Millions)
Movements arising from cash flows:
Increase (decrease) in cash and short-term deposits as shown on the consolidated statements of cash flows	26	(1,125)	185
Net (sales) purchases of portfolio investments	(83)	1,777	(162)
(Increase) decrease in loans	(86)	(640)	114
Movement on credit facility by investment subsidiaries managed by PPM America	165	(404)	31
Share capital issued	(40)	(42)	(184)

Total movements arising from cash flows	(18)	(434)	(16)
Investment appreciation (depreciation)	2	(71)	22
Investments and cash acquired with purchase of businesses	1	—	16
Foreign exchange translation and other	(83)	(7)	9
Transfer to retained profit in respect of shares issued in lieu of cash dividends	23	20	20
Portfolio investments, net of financing, at beginning of year	(1,466)	(974)	(1,025)

Portfolio investments, net of financing, at end of year	(1,541)	(1,466)	(974)

Represented by:
Investments (including short-term deposits)	2,736	2,805	983
Cash at bank and in hand	332	193	209
Borrowings	(4,118)	(3,990)	(1,714)
Cumulative charge to Group profit and loss account reserve in respect of shares issued to qualifying employee share ownership trust	159	159	105
Share capital and share premium	(650)	(633)	(557)

Portfolio investments, net of financing, end of year	(1,541)	(1,466)	(974)

Reconciliation of investments to the consolidated balance sheets
General business and shareholder investments (as above)	2,736	2,805	983
Long-term business	112,329	117,010	117,445
Investments in participating interests	73	87	83

Total investments in the consolidated balance sheets	115,138	119,902	118,511

Reconciliation of cash to the consolidated balance sheets
General business and shareholders (as above)	332	193	209
Long-term business	783	1,243	1,193

Total cash at bank and in hand in the consolidated balance sheets	1,115	1,436	1,402

Reconciliation of borrowings to the consolidated balance sheets
General business and shareholders (as above)	4,118	3,990	1,714
Long-term business	255	849	267

Total borrowings	4,373	4,839	1,981

        The following table provides a summary of the items comprising the net cash flows relating to acquisitions and disposals:

	2002	2001	2000
	(In £ Millions)
Net assets acquired (disposed of):
Investment in associates	—	—	(79)
Goodwill on acquisitions	8	171	108
Net assets held in long-term business operations	—	2	184
Net banking assets	—	—	179
Minority interests in Egg	—	—	(120)
Cash	1	—	16
Other net assets	(7)	9	(24)

Total net assets acquired	2	182	264
Cash consideration received (paid)	340	(182)	12

Net impact on shareholders' funds	342	—	276

Represented by:
Short-term fluctuations in investment returns after tax	—	—	19
Goodwill credited to shareholders' funds	—	—	90
Profit after tax on disposal	342	—	167

Total	342	—	276

        Net banking assets of £179 million in 2000 include £149 million cash received and retained by Egg from the flotation of its shares.

Scottish Amicable Insurance Fund (SAIF)

        The following supplemental information provides details relating to SAIF. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund.

        Assets and liabilities included in the consolidated balance sheets with respect to SAIF are as follows:

	December 31
	2002	2001
	(In £ Millions)
Assets
Investments:
Land and buildings	1,522	1,495
Other financial investments	10,811	12,492

Total investments	12,333	13,987
Reinsurers' share of technical provisions for linked liabilities	1,441	1,663
Reinsurers' share of long-term business technical provision	5	6
Debtors	23	50
Cash at bank and in hand	57	145
Accrued interest and rent	107	104
Deferred acquisition costs	106	124
Other prepayments and accrued income	7	5

Total assets	14,079	16,084

Liabilities
Fund for future appropriations*	437	1,814
Long-term business technical provision	12,007	12,271
Technical provisions for linked liabilities	1,441	1,663
Deferred tax	11	145
Debenture loans	100	100
Other creditors	82	89
Accruals and deferred income	1	2

Total liabilities	14,079	16,084

*
Wholly attributable to, but not allocated to, policyholders.

        Revenues and expenses included in the consolidated long-term business technical accounts with respect to SAIF are as follows:

	2002	2001	2000
	(In £ Millions)
Gross premiums	450	479	517
Reinsurance premiums ceded	(205)	(99)	(70)

Earned premiums, net of reinsurance	245	380	447
Claims incurred, net of reinsurance	(1,099)	(1,124)	(956)
Change in long-term technical provisions, net of reinsurance	263	(73)	(366)
Investment returns	(855)	(408)	441
Net operating expenses	(136)	(122)	(177)
Foreign exchange gains (losses)	117	23	(27)
Tax attributable to long-term business	88	56	21
Transfers from the SAIF fund for future appropriations	1,377	1,268	617

Balance on long-term technical accounts	—	—	—

UK Banking Operations

        The following supplemental information provides details relating to the net operating loss before tax included in the consolidated profit and loss accounts in respect of UK banking operations:

	2002	2001	2000
	(In £ Millions)
Interest income:
Loans and advances to banks	6	3	79
Loans and advances to customers	376	312	211
Debt securities	189	188	249
Other	94	102	118

	665	605	657

Interest expense:
Customer accounts	(268)	(313)	(451)
Other	(173)	(146)	(126)

	(441)	(459)	(577)

Net interest income	224	146	80
Other operating income	103	43	13

Operating income	327	189	93
Administrative expenses	(234)	(185)	(193)
Provision for bad and doubtful debts	(85)	(68)	(37)
Other expenses	(28)	(24)	(18)

Net operating loss before tax	(20)	(88)	(155)

        Assets, liabilities and shareholders' funds included in the consolidated balance sheets with respect to the UK banking operations are as follows:

	December 31
	2002	2001
	(In £ Millions)
Assets:
Loans and advances to banks	239	67
Loans and advances to customers	5,546	4,712
Debt securities	4,268	3,061
Other banking assets	473	197

Total banking assets	10,526	8,037
Intragroup balances	3	4
Deferred tax asset	18	15
Goodwill	7	—
Other assets, including tax	11	28

Total	10,565	8,084

Liabilities:
Customer accounts	8,016	5,945
Debt securities issued	1,015	915
Securities sold under agreement to repurchase	—	384
Deposits by banks	501	5
Other banking liabilities	350	216

Total banking liabilities	9,882	7,465
Intragroup liabilities	—	3
Tax balances	20	16
Debenture loans	202	124

	10,104	7,608
Shareholders' funds
Group share	369	380
Minority interests	92	96

Total	10,565	8,084

31 Pension Plans and Information on Staff

      The following is an analysis of the Group's Pension expense:

	2002	2001	2000
	(In £ Millions)
Defined benefit plans	29	37	37
Defined contribution plans	13	11	9

Total pension expense	42	48	46

        The Group has chosen not to fully implement FRS 17 "Retirement benefits" for the 2002 financial statements. Pension costs shown above have been determined applying the principles of SSAP 24 "Pension costs". These costs include £11 million, £9 million and £7 million for 2002, 2001 and 2000 respectively, relating to pension plan expenses outside of the UK.

        The Group operates a number of pension schemes around the world covering the majority of Group employees. The specific features of these plans vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded wholly by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest scheme is the UK defined benefit plan, Prudential Staff Pension Scheme (PSPS). On the FRS 17 basis of valuation described below, 91% of the liabilities of the Group defined benefit schemes are accounted for within PSPS.

        PSPS has assets held in separate trustee administered funds and was last subject to full actuarial valuation as at April 5, 2002, by P N Thornton, a qualified actuary and a partner in the firm of Watson Wyatt Partners. The principal actuarial assumptions adopted were investment return 6.6% per annum, pensionable earnings growth 4.5% per annum, increases to pensions in payment 2.5% per annum and dividend growth 3.5% per annum.

        On an actuarial basis consistent with the methodology applied for the valuation at April 5, 2002, the position is not believed to be significantly different at December 31, 2002.

        The market value of Scheme assets as at that date was £4,034 million and the actuarial value of the assets was sufficient to cover 110% of the benefits that had accrued to members, allowing for expected future increases in earnings. As a result of the actuarial valuation, the employers' contribution rate has continued at the minimum prescribed under the Scheme rules, which is 12.5% of salaries.

        The employers' contribution is required to be paid, as a minimum in future years irrespective of the excess of assets in the Scheme and, under the current Scheme rules, access to the surplus through refunds from the Scheme is not available. Accordingly the surplus is not recognized as an asset in the Group's financial statements and the pension cost charge has been determined on an accrued payable basis without regard to the spreading of the surplus in the fund that would normally be appropriate under the requirements of SSAP 24.

        The Group also operates two smaller defined benefit Schemes for UK employees in respect of Scottish Amicable and M&G activities whose aggregate pension costs on a SSAP 24 basis are materially the same as the funding costs. For all three schemes the projected unit method was used for the most recent full actuarial valuations.

FRS 17 Basis Disclosure

        Using external actuarial advice provided by Watson Wyatt Partners for the valuation of PSPS, and by Aon Limited for the M&G scheme, and internal advice for the Scottish Amicable scheme, the most recent full valuations have been updated to December 31, 2002, applying the principles prescribed by FRS 17.

        The key assumptions adopted for this valuation, and the FRS 17 basis valuation at December 31, 2001, were:

	December 31
	2002	2001
Price inflation	2.25%	2.50%
Rate of increase in salaries	4.25%	4.50%
Rate of increase in present and future pensions	2.25%	2.50%
Rate used to discount scheme liabilities	5.50%	5.75%

        The assets in the schemes and the expected rates of return were:

	December 31, 2002		December 31, 2001
	Assets	Long-term expected rate of return	Assets	Long-term expected rate of return
	(In £ Millions)		(In £ Millions)
Equities	2,501	8.00%	3,321	7.25%
Bonds	473	5.00%	402	5.50%
Properties	536	7.75%	536	7.00%
Other assets	60	4.00%	103	4.00%

Total value of assets	3,570	7.50%	4,362	7.00%

        The long-term expected rates of return have been determined after applying due consideration to the requirements of paragraph 54 of FRS 17, in particular, taking account of the values of the assets and equity market levels at the balance sheet dates.

        The present value of the liabilities of the three schemes at December 31, 2002, was £4,117 million (December 31, 2001 £3,777 million). The resulting scheme deficit arising from the excess of liabilities over assets at December 31, 2002, comprised £426 million attributable to the with-profit fund of The Prudential Assurance Company Limited (PAC) and £121 million attributable to shareholder operations. At December 31, 2001, the resulting scheme surplus arising from the excess of assets over liabilities comprised £441 million attributable to the PAC with-profit fund and £144 million attributable to shareholder operations.

        The movement in the difference between scheme assets and liabilities for the year ended December 31, 2002, comprises:

(In £ Millions)
Current service cost	(65)
Contributions	34
Other finance income	88
Actuarial losses	(1,189)

Net reduction	(1,132)

        Movements on the pension scheme asset (liability) attributable to shareholder operations that would have been recognized in the Group's primary statements, had FRS 17 been implemented, are as follows:

	Net pension asset attributable to shareholders January 1, 2002	Profit and loss account charge attributable to shareholders (note a)	Actuarial losses attributable to shareholders (note b)	Contributions paid by shareholder operations	Net pension liability attributable to shareholders December 31, 2002
	(In £ Millions)
Gross of tax surplus (deficit)	144	(1)	(275)	11	(121)
Related deferred tax (liability) asset	(43)	0	82	(3)	36

Net of tax asset (liability)	101	(1)	(193)	8	(85)

a)
2002 profit and loss charge attributable to shareholders

This comprises:

	(In £ Millions)
Operating charge (all current service cost)		(65)
Finance income (expense):
Interest on pension scheme liabilities	(212)
Expected return on pension scheme assets	300

		88

Total profit and loss account credit		23
Less: amount attributable to PAC with-profit fund*		(24)

Profit and loss account charge attributable to shareholders		(1)

*
Since shareholder profits in respect of the PAC with-profit fund are a function of the actuarially determined surplus for distribution, the overall profit and loss account result is not directly affected by the level of pension cost or other expenses.

b)
Actuarial losses attributable to shareholders

This comprises the losses charged to the statement of total recognized gains and losses, after adjustment for the amounts attributable to the PAC with-profit fund, as follows:

(In £ Millions)
Actual less expected return on pension scheme assets (26% of pension scheme assets)	(932)
Experience losses on scheme liabilities (1% of the present value of scheme liabilities)	(38)
Changes in assumptions underlying the present value of scheme liabilities	(219)

Total actuarial loss (29% of the present value of scheme liabilities)	(1,189)
Less: amounts attributable to the PAC life fund	914

Pre-tax impact on the statement of total recognized gains and losses attributable to shareholders	(275)
Related deferred tax	82

Net amount attributable to shareholders' funds	(193)

        Movements on the pension scheme asset (liability) attributable to the PAC with-profit fund that would have been recognized in the Groups primary statements, had FRS 17 been implemented, are as follows:

	Net pension asset attributable to PAC with-profit fund Jan 1, 2002	Credit to long-term technical account attributable to PAC with-profit fund	Actuarial losses attributable to PAC with-profit fund	Contributions paid by PAC with-profit fund	Net pension liability attributable to PAC with-profit fund Dec 31, 2002
	(In £ Millions)
Gross of tax surplus (deficit)	441	24	(914)	23	(426)
Related deferred tax (liability) asset	(49)	(3)	101	(3)	46

Net of tax asset (liability)	392	21	(813)	20	(380)

        A comparison of FRS 17 basis results with results on SSAP 24 basis adopted for the 2002 financial statements is as follows:

        Balance sheet

	Dec 31, 2002 SSAP 24 basis As published	Dec 31, 2002 FRS 17 basis Memorandum information	Dec 31, 2001 SSAP 24 basis As published	Dec 31, 2001 FRS 17 basis Memorandum information
	(In £ Millions)
Net pension scheme (liability) asset attributable to shareholders and PAC with-profit fund	Nil*	(465)	Nil*	493
Fund for future appropriations	7,663	7,283	13,202	13,594
Shareholders' funds	3,668	3,583	3,950	4,051

*
Surplus on actuarial basis of valuation not recognized due to minimum contribution requirement under Scheme rules.

        Profit and loss account

	SSAP 24 basis As published 2002	FRS 17 basis Memorandum information 2002
	(In £ Millions)
Pension costs (charged) credited to technical accounts and non-technical account for defined benefit and defined contribution schemes	(42)	9
Tax credit attributable to long-term business credited to the long-term technical account	659	654
Transfer from fund for future appropriations credited to the long-term technical account	5,520	5,482
Operating profit before amortization of goodwill	432	440

        Under FRS 17, disclosure is only required in respect of the impact of FRS 17 on opening and closing positions, the profit and loss account, and statement of total recognized gains and losses for 2002.

Information on Staff

        The average numbers of staff employed by the Group during the year were:

	2002	2001	2000
UK Operations	12,156	15,266	16,652
US Operations	2,661	2,580	2,250
Asian Operations	6,582	4,651	2,635
European Operations	531	550	405

Group total	21,930	23,047	21,942

        The costs of employment were:

	2002	2001	2000
	(In £ Millions)
Wages and salaries	656	734	656
Social security costs	48	61	55
Other pension costs	42	48	46

Group total	746	843	757

32 Directors' Transactions

      Directors transactions are set out below:

	Number of Persons	£000
Mortgages and other borrowings from Egg plc	3	410

        These transactions are on normal commercial terms and in the ordinary course of business.

33 Stock-based Compensation

        The Group maintains five stock award and stock option plans: the Restricted Share Plan; the Share Participation Plan; the Managers' Share Plan; the Professional Reward Scheme; and the Savings-Related Share Option Scheme.

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

        The Share Participation Plan was designed to encourage share ownership amongst senior executives and to provide rewards based upon various performance factors of the Group. Each year, participants may be offered the choice of a cash award, a matching share award if cash or shares to the value of the cash award are lodged, or a combination of 50% of each. Share awards vest after five years for executive directors of Prudential plc and three years (formerly five years) for all other eligible employees and are transferred to the participants at no additional cost. Ordinary shares for share awards are purchased in the open market by a trust, which holds them during the vesting period for the benefit of qualifying employees. No new awards under this plan were made after 1999.

        The Managers' Share Plan was offered to a selected group of managers of the Group in order to acknowledge their contribution and to promote alignment with the interests of the Group's shareholders. The size of the awards is based on an assessment of overall Group performance. Participants receive annual share awards that vest after a three-year period. After vesting, awards are transferred to participants at no cost. Ordinary shares for share awards are purchased in the open market by a trust, which holds them during the vesting period for the benefit of qualifying employees. No new awards under this Plan were made after 1998.

        The Professional Reward Scheme was designed to reward certain high performing members of the salesforce with both share options and share awards. Based on specified sales level criteria, participants are granted both share options and share awards annually that vest after a three-year period. After vesting, participants receive immediate title to share awards and are able to exercise their stock options at any time over the next seven years. Ordinary shares for share awards and grant of options are purchased in the open market by a trust, which holds them during the vesting period for the benefit of qualifying employees. No new options or awards were granted under this Scheme after 2001 due to the closure of the salesforce.

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

        No options may be granted under the Scheme if such grant would cause the number of shares which have been issued, or which remain issuable pursuant to options granted in the preceding 10 years under the Scheme and other share option schemes operated by the Company, or which have been issued under any other share incentive scheme of the Company, to exceed 10% of the Company's issued ordinary share capital at the proposed date of grant.

        In addition, Egg maintains two stock-based compensation plans, the Egg Restricted Share Plan and the Egg Employee Share Options Plan. Both plans are based on shares in Egg, not Prudential plc. At December 31, 2002, 24.7 million share awards relating to these plans were outstanding. Any compensation expense relating to these plans is included in the Group totals.

        At December 31, 2002, 9.0 million shares in Prudential plc, with a market value of £39 million, were held in various trusts established by the Group to facilitate the delivery of shares under the stock-based compensation plans. 3.3 million of the 9.0 million shares were held by trusts under employee incentive plans and have been accounted for in the consolidated balance sheets as own shares. Shares held in these trusts are conditionally gifted to employees. The employees' entitlements to dividends and eventual distribution depend upon the particular terms of each incentive plan. The carrying value of the shares is £14 million. In addition, at December 31, 2002, 5.7 million shares were held by a qualifying employee share ownership trust. The weighted average exercise price of options outstanding in respect of these shares is £3.46 per share. The shares are valued at the amount of expected proceeds and are carried at £20 million as an asset in the consolidated balance sheets.

        Share options outstanding under the Group's share-based compensation plans during 2002, 2001 and 2000 were as follows:

	2002		2001		2000
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
	(Millions)	£	(Millions)	£	(Millions)	£
Options outstanding:
Beginning of year	19.3	5.25	25.2	4.84	32.0	4.31
Granted	12.1	3.62	5.7	5.41	4.1	6.29
Exercised	(4.8)	4.67	(7.9)	3.90	(8.8)	3.51
Forfeited/Expired	(10.1)	6.06	(3.7)	5.17	(2.1)	5.34

End of year	16.5	3.71	19.3	5.25	25.2	4.84

Options immediately exercisable, end of year	2.0	4.05	3.7	4.74	3.9	3.66

        Share awards outstanding under the Group's share-based compensation plans at December 31, 2002, 2001 and 2000 were as follows:

	Number of Awards
	2002	2001	2000
	(In £ Millions)
Share awards outstanding:
Beginning of year	0.4	1.0	1.9
Granted	0.4	0.1	0.1
Exercised	(0.1)	(0.7)	(0.8)
Cancelled	—	—	(0.2)

Share awards outstanding, end of year	0.7	0.4	1.0

        At December 31, 2002, the weighted average contractual life of outstanding awards was 1.6 years. The following table provides a summary of the range of exercise prices for options outstanding at December 31, 2002:

	Options Outstanding
				Options Exercisable
		Weighted Average Remaining Contractual Life
	Number Outstanding		Weighted Average Exercise Prices	Number Exercisable	Weighted Average Exercise Prices
	(Millions)	(Years)	(£)	(Millions)	(£)
Range of exercise prices
Between £0 and £1	2.3	8.3	0.00	0.2	0.00
Between £1 and £2	—	—	—	—	—
Between £2 and £3	0.1	1.8	2.96	0.1	2.96
Between £3 and £4	9.8	3.4	3.44	1.0	3.17
Between £4 and £5	0.2	0.7	4.24	0.0	4.34
Between £5 and £6	1.3	2.2	5.44	0.3	5.05
Between £6 and £7	1.5	2.1	6.18	0.0	6.19
Between £7 and £8	1.3	2.8	7.40	0.4	7.34
Between £8 and £9	—	—	—	—	—
Between £9 and £10	0.0	7.2	9.45	0.0	9.45

	16.5	3.8	3.71	2.0	4.05

        There were options outstanding under executive share option schemes and under savings-related share option schemes to subscribe for 13.6 million shares, at prices ranging from £2.96 to £7.59 at December 31, 2002. At December 31, 2001, there were options to subscribe for 15.6 million shares at prices ranging from £2.01 to £7.59. All share options outstanding at December 31, 2002, were exercisable no later than 2009.

34 Restructuring Provision

        Restructuring costs are charged within operating expenses in the long-term business technical account, the general business technical account or the non-technical account, as appropriate.

UK Insurance Operations

        In 2002, Prudential incurred a total restructuring charge for its UK Insurance Operations of £38 million, of which £10 million related to the establishment of an offshore customer contact center in India and £28 million related to additional costs for the simplification of its organizational structure announced in November 2001. Of the £38 million, £24 million was borne by Prudential's long-term fund and £14 million by shareholders' funds. The allocation between Prudential's long-term fund and shareholders' funds reflects the basis of the activity to which these costs relate.

        In September 2002, Prudential announced plans to establish an offshore service center in India to improve customer contact service levels for its UK Insurance Operations customers and to achieve further cost savings to those announced in November 2001. The new processing center will be established in Mumbai, and is expected to be operational in 2003. The initiative incurred a restructuring charge, in 2002, of £10 million, charged to net operating expenses in the long-term business technical section of the profit and loss account, of which £7 million was borne by Prudential's long-term fund and £3 million by shareholders' funds. The components of this provision included termination and redundancy costs of £9 million and property costs of £1 million. As of December 31, 2002, nothing was paid or charged against this provision. As part of these restructurings, Prudential planned to make 850 jobs redundant, all of whom had been notified that they would be terminated. Termination did not commence until 2003.

        In February 2001, Prudential announced the restructuring of the direct salesforce and customer service channels of its UK Insurance Operations. In November 2001, Prudential announced further details of changes to the future structure of those operations, in particular the intention to pursue a single brand strategy for life and pensions business including the integration of its Scottish Amicable operations under the Prudential brand. The changes also included a simplification of the organizational structure and plans for a significant reduction in operating costs. The total cost in 2001 of this restructuring was £200 million, which was charged to net operating expenses in the long-term business technical section of the profit and loss account, with £152 million borne by Prudential's long-term fund and £48 million by shareholders' funds, of which £41 million was allocated to continuing operations and the remainder to discontinued operations. The total additional cost of the restructuring in 2002 was £28 million, with £17 million borne by Prudential's long-term fund and £11 million by shareholders' funds. The components of the total £228 million provision included termination and redundancy costs of £107 million, branch closures and other property related charges of £51 million, and other transition and system-related costs of £70 million. As of December 31, 2002, £143 million was paid and charged against this provision. Of the remaining £85 million, £31 million was for termination and redundancy costs, £46 million was for branch closures and property-related charges and £8 million was for other transition and systems-related costs. As part of these restructurings Prudential planned to make 4,019 jobs redundant, of which 3,678 had been notified that they would be terminated, and of which 3,184 were terminated by December 31, 2002.

35 Summary of Material Differences between UK Generally Accepted Accounting Practice and US Generally Accepted Accounting Principles

        The Group's consolidated financial statements are prepared in accordance with UK GAAP. These accounting practices differ in certain material respects from generally accepted accounting principles in the US ("US GAAP"). The material differences between UK GAAP and US GAAP affecting the Group's consolidated profit and loss and shareholders' funds are set forth in the following tables with descriptions of the differences thereafter. The reconciliation tables present an analysis of the material differences affecting both the with-profits funds and other operations. See Note 36 for presentation of condensed consolidated US GAAP financial statements.

Reconciliation to US GAAP

        The approximate effects on consolidated profit and loss of the differences between UK GAAP and US GAAP, including a breakdown of the US GAAP adjustments between with-profits funds and other operations, are as follows:

	2002			2001			2000
	With- Profits Funds	Other Operations	Total	With- Profits Funds	Other Operations	Total	With- Profits Funds	Other Operations	Total
	(In £ Millions)
Consolidated profit for the financial year in accordance with UK GAAP			449			389			657

US GAAP adjustments:
Business acquisitions and investments in associates	(3)	95	92	(90)	(29)	(119)	36	(21)	15
Restructuring charges	(11)	(7)	(18)	17	9	26	(11)	(10)	(21)
Investments:
Real estate	(103)	—	(103)	81	—	81	(424)	—	(424)
Securities	(336)	(45)	(381)	73	(3)	70	36	—	36
Mortgage and other loans	(10)	(2)	(12)	19	—	19	10	—	10
Derivative instruments:
Investment results	(32)	(204)	(236)	—	(165)	(165)	—	—	—
Cumulative effect of change in accounting principles (gross of tax), see pages F-125 and F-126	—	—	—	—	(193)	(193)	—	——
Long-term business:
Revenue and expense recognition	(170)	(202)	(372)	(449)	(96)	(545)	(157)	(111)	(268)
Deferred acquisition costs	202	41	243	357	(2)	355	260	79	339
Policy liabilities	(3,287)	266	(3,021)	329	121	450	1,073	91	1,164
Reversal of transfer from FFA	(4,143)	—	(4,143)	(6,487)	—	(6,487)	(2,862)	—	(2,862)
Provision for policyholders' share of earnings and losses on with-profits business in excess of cost of policyholder bonuses declared	6,956	—	6,956	5,132	—	5,132	1,636	—	1,636
Equalization provision	—	(40)	(40)	—	2	2	—	8	8
Pension plans	73	14	87	73	16	89	89	21	110
Stock-based compensation	1	3	4	(1)	(5)	(6)	—	(9)	(9)
Accounting for income taxes	—	(13)	(13)	—	13	13	—	—	—
Deferred tax effect of the above adjustments	90	61	151	375	106	481	132	(21)	111

Total US GAAP adjustments	(773)	(33)	(806)	(571)	(226)	(797)	(182)	27	(155)

Consolidated net (loss) income in accordance with US GAAP			(357)			(408)			502

        The approximate effects on consolidated shareholders' funds of the differences between UK GAAP and US GAAP, including a breakdown of the US GAAP adjustments between with-profits funds and other operations as of December 31 are as follows:

	2002			2001
	With- Profits Funds	Other Operations	Total	With- Profits Funds	Other Operations	Total
	(In £ Millions)
Consolidated shareholders' funds in accordance with UK GAAP			3,668			3,950

US GAAP adjustments:
Business acquisitions and investments in associates	243	366	609	260	274	534
Restructuring charges	6	4	10	17	11	28
Investments:
Real estate	(4,043)	—	(4,043)	(3,943)	—	(3,943)
Securities	—	732	732	—	(6)	(6)
Mortgage and other loans	(39)	(2)	(41)	(29)	—	(29)
Derivative instruments	(10)	(495)	(505)	—	(355)	(355)
Long-term business:
Revenue and expense recognition	(1,498)	(670)	(2,168)	(1,444)	(485)	(1,929)
Deferred acquisition costs	1,475	128	1,603	1,314	382	1,696
Policy liabilities	2,874	310	3,184	6,517	90	6,607
Reversal of FFA	7,226	—	7,226	11,388	—	11,388
Undistributed policyholder allocations	(5,389)	—	(5,389)	(13,292)	—	(13,292)
Equalization provision	—	—	—	—	40	40
Pension plans	799	264	1,063	726	250	976
Recognition of pension scheme minimum liability	(1,182)	(346)	(1,528)	—	—	—
Stock-based compensation	—	(27)	(27)	(1)	(41)	(42)
Accounting for income taxes	—	—	—	—	13	13
Shareholder dividend liability	—	341	341	—	332	332
Deferred tax effect of the above adjustments	137	6	143	(37)	33	(4)

Total US GAAP adjustments	599	611	1,210	1,476	538	2,014

Consolidated shareholders' equity in accordance with US GAAP			4,878			5,964

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

        Under US GAAP, prior to January 1, 2002, goodwill was recorded as an asset and amortized over its estimated useful life, generally not exceeding 20 years. Effective January 1, 2002, the Group adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" (FAS 142). FAS 142 requires, among other things, the discontinuance of amortization related to goodwill and other indefinite lived intangible assets. These assets are then subjected to an impairment test at least annually. Accordingly, the Group ceased goodwill amortization on January 1, 2002. Based on the Group's evaluation of its goodwill no impairment charges have been made during 2002 and there has been no reclassification of certain items out of previously reported goodwill.

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

        Under US GAAP, interests in associates are recorded using the equity method of accounting. Equity method investments are recorded at the purchase price in the year of acquisition including related goodwill. The carrying values of investments in associates are adjusted each year for the Group's share of US GAAP profits or losses, with such adjustments being included in the income statement. Dividends received from associates are recorded as a decrease in the carrying value of the investment. Like UK GAAP, investments in other participating interests where the Group does not exercise significant influence are carried at fair value (as described in Note 3); changes in fair value for US GAAP purposes, however, are reported in other comprehensive income, net of applicable income taxes, rather than in the income statement.

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

        The US GAAP adjustments for business acquisitions and investments in associates had the following effects on the condensed consolidated US GAAP financial statements:

	2002	2001	2000
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Investment results	83	59	126
Underwriting, acquisition and other operating expenses	(73)	(85)	(64)
Other charges (amortization expense)	82	(93)	(47)

Total US GAAP adjustments	92	(119)	15

Condensed consolidated US GAAP balance sheets:
Fixed maturities	(72)	(126)
Equity securities	(117)	(37)
Other investments	95	27
Intangible assets	789	836
Other assets	398	412
Debt	(302)	(377)
Other liabilities	(182)	(201)

Total US GAAP adjustments	609	534

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

        The US GAAP adjustments for restructuring charges had the following effects on the condensed consolidated US GAAP financial statements:

	2002	2001	2000
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Underwriting, acquisition and other operating expenses	(18)	26	(21)

Total US GAAP adjustments	(18)	26	(21)

Condensed consolidated balance sheets:
Other liabilities	10	28

Total US GAAP adjustments	10	28

        Under US GAAP, termination benefits of £10 million and £28 million as at December 31, 2002 and 2001, respectively, were excluded from the US GAAP restructuring provision. This was because information regarding termination benefits was not communicated to certain groups of affected employees at the respective balance sheet dates. These amounts both relate to the 2001 provision for restructuring the direct sales force and customer services channels of UK Insurance Operations. This provision included termination benefits and redundancy costs of £82 million, branch closures and other property-related charges of £34 million and other transition and systems related costs of £56 million. In 2000, £21 million of redundancy, integration and closure costs were paid and accounted for under US GAAP. These costs were provided in 1999 under UK GAAP and relate to the provision for the reduction of M&G's life and pension and institutional administrative force and the 1999 provision for restructuring the UK Insurance Operations to reduce the direct salesforce, branch networks and administrative functions.

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

        The US GAAP adjustments for real estate had the following effects on the condensed consolidated US GAAP financial statements:

	2002	2001	2000
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Investment results	(94)	91	(418)
Other charges (depreciation on Group occupied properties)	(9)	(10)	(6)

Total US GAAP adjustments	(103)	81	(424)

Condensed consolidated US GAAP balance sheets:
Investment real estate	(4,094)	(3,979)
Other assets (Group occupied properties)	51	36

Total US GAAP adjustments	(4,043)	(3,943)

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

        The US GAAP adjustments for securities had the following effects on the condensed consolidated US GAAP financial statements:

	2002	2001	2000
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Investment results	(381)	70	36

Total US GAAP adjustments	(381)	70	36

Condensed consolidated US GAAP balance sheets:
Fixed maturities	732	(6)

Total US GAAP adjustments	732	(6)

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

        Under US GAAP, all loans are carried at their outstanding principal balances, less allowances for loan losses.

        The US GAAP adjustments for mortgage and other loans had the following effects on the condensed consolidated US GAAP financial statements:

	2002	2001	2000
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Investment results	(12)	19	10

Total US GAAP adjustments	(12)	19	10

Condensed consolidated US GAAP balance sheets:
Mortgage loans	(41)	(37)
Other loans	0	8

Total US GAAP adjustments	(41)	(29)

Derivative instruments

        Under UK GAAP, depending on their nature and purpose, derivative instruments are either accounted for at fair value or treated as a hedge and accounted for on an accrual or deferral basis.

        Under US GAAP, beginning on 1 January 2001, all derivative financial instruments, including those embedded in other contracts and those carried off-balance sheet under UK GAAP, are carried at fair value. Changes in their fair value are recorded directly to current earnings unless specific hedging criteria are met. Since January 1, 2001, for US GAAP, the Group has not designated nor accounted for any derivative financial instruments as a hedge. Derivative financial instruments include the synthetic GIC contracts written by Jackson National Life; derivative financial instruments embedded in other contracts are primarily comprised of written equity-index put options embedded in Jackson National Life's equity-indexed annuities.

        The US GAAP adjustments for derivative instruments had the following effects on the condensed consolidated US GAAP financial statements:

	2002	2001	2000
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Investment results	(236)	(165)	—
Cumulative effect of change in accounting principles (gross of tax)	—	(193)	—

Total US GAAP adjustments	(236)	(358)	—

Condensed consolidated US GAAP balance sheets:
Other investments	(534)	(287)
Other assets	(101)	(90)
Policyholder benefit liabilities	130	22

Total US GAAP adjustments	(505)	(355)

        Further details on the changes in accounting principles are shown in Note 36 on pages F-125 and F-126.

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

        Under US GAAP, investment results of separate account assets offset the increase (decrease) in separate account liabilities, if net investment results are positive (negative).

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

        The US GAAP adjustments for differences in revenue and expense recognition had the following effects on the condensed consolidated US GAAP financial statements:

	2002	2001	2000
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Insurance policy revenues	(10,733)	(10,349)	(9,921)
Investment results	1,578	1,071	207
Benefits and claims	8,783	8,762	9,406
Other charges	—	(29)	40

Total US GAAP adjustments	(372)	(545)	(268)

Condensed consolidated US GAAP balance sheets:
Intangible assets	11	11
Other assets	(83)	(135)
Policyholder benefit liabilities	(2,096)	(1,805)

Total US GAAP adjustments	(2,168)	(1,929)

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

        The US GAAP adjustments for deferred acquisition costs had the following effects on the condensed consolidated US GAAP financial statements:

	2002	2001	2000
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Underwriting, acquisition and other operating expenses	243	355	339

Total US GAAP adjustments	243	355	339

Condensed consolidated US GAAP balance sheets:
Deferred acquisition costs	1,603	1,696

Total US GAAP adjustments	1,603	1,696

Policy liabilities

        Under UK GAAP, future policyholder benefit provisions are based on fund values for investment-type policies and are calculated using net premium methods for conventional with-profits insurance and other protection-type insurance policies. The net premium reserves are calculated using assumptions for interest, mortality, morbidity and expenses, but without assumptions for withdrawals. These assumptions are determined as prudent best estimates at the date of valuation. For unitized with-profits insurance policies, the provision has been taken as the lower of the fund value and the surrender value having regard to policyholders' reasonable expectations, or if greater, the value of the guaranteed liabilities calculated on a gross premium bonus reserve method.

        The sustained low or negative investment returns over the last three years have had the effect this year of producing UK GAAP unitized with-profits future policy benefit provisions that are lower than fund value. Terminal bonuses expected to be paid on with-profits policies within the declaration period for the next financial year are recorded as part of the technical provision; liabilities for future annual and terminal bonus declarations are not provided.

        Under US GAAP, for unitized with-profits life insurance and other investment-type policies, the liability is represented by the policyholders' account balances before any applicable surrender charges. Policyholder benefit liabilities for conventional with-profits life insurance and other protection-type insurance policies are developed using the net level premium method, with assumptions for interest, mortality, morbidity, withdrawals and expenses using best estimates at date of policy issue plus provisions for adverse deviation based on Group experience. Interest assumptions range from 0.935% to 12%. When the policyholder benefit liability plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses, using current best estimate assumptions, deferred acquisition costs are written down and/or a deficiency liability is established by a charge to earnings.

        The US GAAP adjustments for policy liabilities had the following effects on the condensed consolidated US GAAP financial statements:

	2002	2001	2000
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Benefits and claims	(3,021)	450	1,164

Total US GAAP adjustments	(3,021)	450	1,164

Condensed consolidated US GAAP balance sheets:
Policyholder benefit liabilities	3,184	6,607

Total US GAAP adjustments	3,184	6,607

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

        The US GAAP adjustments for undistributed policyholder allocations had the following effects on the condensed consolidated US GAAP financial statements:

	2002	2001	2000
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Benefits and claims (cost of bonuses declared)	2,368	2,614	2,704
Provision for policyholders' share of earnings and losses on with-profits business	5,157	3,051	(966)
Income tax attributable to the policyholders' share of earnings on with-profits business	(569)	(533)	(102)

Total US GAAP adjustments	6,956	5,132	1,636

Condensed consolidated US GAAP balance sheets:
Undistributed policyholder allocations	(5,389)	(13,292)

Total US GAAP adjustments	(5,389)	(13,292)

        The UK GAAP FFA and related profit and loss account transfer have been reversed for US GAAP. The reduction in liabilities increased shareholders' equity in the condensed consolidated US GAAP balance sheets by £7,226 million and £11,388 million in 2002 and 2001, respectively. The reversal of the related UK GAAP profit and loss account transfer reduced net income in the condensed consolidated US GAAP income statement by £4,143 million, £6,487 million and £2,862 million in 2002, 2001 and 2000, respectively.

        As set out in Note 29 to the consolidated financial statements Prudential has held discussions over the attribution of PAC's inherited estate with the Financial Services Authority (FSA), the UK insurance regulator. The amount and timing of any re-attribution of the inherited estate in the main with-profits fund solely to shareholders and the impact on the undistributed policyholder allocations recorded for US GAAP purposes remains very uncertain.

Equalization Provision

        Under UK GAAP, an equalization provision is recorded to mitigate claims volatility. The annual change in the equalization provision is recorded in the profit and loss accounts for the year. Following the disposal of the Group's UK personal lines property and casualty insurance business on January 4, 2002, the equalization provision was released.

        Under US GAAP, provisions for losses not yet incurred are not permitted; therefore, the equalization provision is eliminated. Accordingly, the release of the equalization provision in 2002 under UK GAAP is reversed.

        The US GAAP adjustments for the equalization provision had the following effects on the condensed consolidated US GAAP financial statements:

	2002	2001	2000
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Benefits and claims	(40)	2	8

Total US GAAP adjustments	(40)	2	8

Condensed consolidated US GAAP balance sheets:
Policyholder benefit liabilities	—	40

Total US GAAP adjustments	—	40

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

        The US GAAP adjustments for pension plans had the following effects on the condensed consolidated US GAAP financial statements:

	2002	2001	2000
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Underwriting, acquisition and other operating expenses	87	89	110

Total US GAAP adjustments	87	89	110

Condensed consolidated US GAAP balance sheets:
Other assets	1,063	976

Total US GAAP adjustments	1,063	976

        Additionally, under US GAAP, if the accumulated benefit obligation exceeds the fair value of plan assets and a prepaid pension cost has been recorded, then a minimum additional liability must be recognized. This reflects the underfunding of the pension plans on an accumulated benefit obligation basis and is charged to other comprehensive income.

        The US GAAP adjustments for the recognition of a pension scheme minimum liability had the following effects on the condensed consolidated US financial statements:

	2002	2001	2000
	(In £ Millions)
Condensed consolidated US GAAP balance sheets:
Other assets	(1,063)	—	—
Other liabilities	(465)	—	—

Total US GAAP adjustments	(1,528)	—	—

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

        Under US GAAP, compensation costs for all stock-based compensation plans are determined based on the quoted market price of the stock at the measurement date less the amounts, if any, that employees are required to pay. These costs are recognized in net income over the plans' respective vesting periods. The measurement date is the date upon which are known both the number of shares or options the employee is entitled to and the employee's cost per share. For plans with variable terms the measurement date may be after the balance sheet reporting date. If so, the market price used to estimate compensation cost is the price at the balance sheet date. Compensation costs previously recorded are adjusted for changes in the market price of the stock occurring before the measurement date. Under US GAAP, any Prudential shares purchased in the open market are recorded at historical cost and classified as treasury stock. At December 31, 2002 and 2001, 3.3 million and 4.1 million shares, respectively, were held as treasury stock.

        The US GAAP adjustments for stock-based compensation had the following effects on the condensed consolidated US GAAP financial statements:

	2002	2001	2000
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Underwriting, acquisition and other operating expenses	4	(6)	(9)

Total US GAAP adjustments	4	(6)	(9)

Condensed consolidated US GAAP balance sheets:
Other assets	(48)	(61)
Other liabilities	21	19

Total US GAAP adjustments	(27)	(42)

Deferred Income Tax & Accounting for Income Taxes

        Under UK GAAP, deferred tax assets are recognized to the extent that it is regarded as more likely than not that they will be recovered. In addition, deferred taxes relating to investments in foreign subsidiaries are only provided for to the extent that dividends have been accrued as receivable or a binding agreement to distribute the past earnings has been entered into by the subsidiary. Under US GAAP, deferred tax assets are recognized subject to adjustment for valuation allowances when it is more likely than not that the underlying tax benefit will not be realized. In addition, deferred taxes are not provided on an excess of the amount for financial reporting over the tax basis of an investment in a foreign subsidiary that is essentially permanent in duration.

        The accounting for income taxes adjustment arises because under UK GAAP, the increase in tax basis of assets, that does not result in a payment of current tax due to the use of an acquired capital loss carryforward, need not be considered a timing difference, and therefore, may not result in the recognition of a deferred tax asset. Under US GAAP, deferred tax assets are recognized, with limited exceptions, on the excess of the tax bases of assets over their respective financial statement carrying amounts, irrespective of how the difference arose.

        The US GAAP adjustments for deferred income tax had the following effects on the condensed consolidated US GAAP financial statements:

	2002	2001	2000
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Income tax expense	138	494	111

Total US GAAP adjustments	138	494	111

Reconciliation line items for consolidated net income:
Accounting for income taxes	(13)	13	—
Deferred tax effect of other US GAAP adjustments	151	481	111

Total US GAAP adjustments	138	494	111

Condensed consolidated US GAAP balance sheets:
Other liabilities (deferred credit)	—	(93)
Net deferred income tax liability	143	102

Total US GAAP adjustments	143	9

Reconciliation line items for consolidated shareholders' equity:
Accounting for income taxes	—	13
Deferred tax effect of other US GAAP adjustments	143	(4)

Total US GAAP adjustments	143	9

Shareholder Dividend Liability

        Under UK GAAP, shareholders' dividends are accrued in the period to which they relate regardless of when they are declared. Under US GAAP, shareholders' dividends are accrued when declared.

        The US GAAP adjustments for the shareholders' dividends resulted in a decrease in other liabilities on the condensed consolidated US GAAP balance sheets of £341 million and £332 million at December 31, 2002 and 2001, respectively. There were no effects of this item on US GAAP net income.

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

Earnings per share under US GAAP

        No adjustments were required from net income to net income available to common shareholders used in either the basic or diluted earnings per share calculation under US GAAP. The only dilutive potential shares outstanding affecting the diluted earnings per share calculation relate to employee stock options, which increased average weighted shares outstanding by 3 million shares, 4 million shares and 9 million shares in 2002, 2001 and 2000, respectively.

Recent Accounting Pronouncements

        In June 2002, the FASB issued Statement of Financial Accounting Standard No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (FAS 146). FAS 146 requires that a liability for costs associated with exit or disposal activities be recognized when the liability is incurred. Existing generally accepted accounting principles provide for the recognition of such costs at the date of management's commitment to an exit plan. In addition, FAS 146 requires that the liability be measured at fair value and be adjusted for changes in estimated cash flows. The provisions of the new standard are effective for exit or disposal activities initiated after December 31, 2002. The Group does not expect the impact of this new standard to be significant.

        In October 2002, the FASB issued Statement of Financial Accounting Standard No. 147, "Acquisitions of Certain Financial Institutions" (FAS 147). FAS 147 removes acquisitions of financial institutions, except transactions between two or more mutual enterprises, from the scope of both FASB Statement No. 72, "Accounting for Certain Acquisitions of Banking and Thrift Institutions" and FASB Interpretation No. 9, "Applying APB Opinion Nos. 16 and 17 When a Savings and Loan Association or Similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method" and requires that those transactions be accounted for in accordance with FASB Statement No. 141, "Business Combinations" and FASB Accounting Standard No. 142, "Goodwill and Other Intangible Assets". FAS 147 amends FAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" to include within its scope long-term customer-relationship intangibles of financial institutions. FAS 147 is effective for acquisitions occurring on or after October 1, 2002, and for all other provisions on October 1, 2002 with earlier application permitted. The impact of this new standard has no material effect on the Group's US GAAP reporting.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123," (FAS 148). FAS 148 was issued to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of the new standard are effective for financial statements ending after December 15, 2002. The Group is currently assessing the impact of this new standard on its financial statements.

        In April 2003, the FASB issued SFAS No. 149, "Accounting for Derivatives—an amendment of FASB Statement No. 133," (FAS 149). FAS 149 was issued to amend and clarify financial reporting for derivative instruments, including embedded derivatives and hedging activities. The provisions of the new standard are effective prospectively for contracts entered into, or modified after, June 30, 2003 and for hedging relationships designated after June 30, 2003. The provisions of FAS 149 that relate to FAS 133 Implementation issues should continue to be applied in accordance with their respective effective dates. The Group is currently assessing the impact of this new standard on its financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," (FAS 150). FAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period starting after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. The Group is currently assessing the impact of this new standard on its financial statements.

36 Condensed Consolidated US GAAP Financial Statements

        The following condensed consolidated US GAAP financial statements reflect the material differences between UK GAAP and US GAAP on the consolidated profit and loss accounts and consolidated shareholders' funds described in Note 35. In addition to these material differences that have an effect on the consolidated profit and loss accounts and/or consolidated shareholders' funds, there are material differences in classification between specific line items in the UK GAAP and condensed consolidated

US GAAP financial statements as described in the following notes to the condensed consolidated US GAAP financial statements.

Condensed consolidated US GAAP statement of income and comprehensive income	2002		2001		2000
	(In £ Millions)
Insurance policy revenues	5,201		3,954		3,614
Investment results	(1,764)		252		4,669
Other income	693		619		620
Non-operating income:
Merger break fee (net of related expenses)	—		338		—
Profit on Egg flotation	—		—		119

Total revenue	4,130		5,163		9,022

Benefits and claims	(7,332)		(6,012)		(4,820)
Provision for policyholders' share of earnings on with-profits business	5,157		3,051		(966)
Underwriting, acquisition and other operating expenses	(2,946)		(2,700)		(2,493)
Other charges	(46)		(223)		(157)

Net (loss) income before income taxes	(1,037)		(721)		586

Income tax benefit (expense)	921		931		(11)
Income tax attributable to the policyholders' share of earnings on with-profits business	(569)		(533)		(102)

Income tax attributable to shareholders	352		398		(113)

Net (loss) income before minority interests	(685)		(323)		473
Minority interests	10		23		25

Net (loss) income from continuing operations after minority interests	(675)		(300)		498
Income from discontinued operations including profit on sale of UK personal lines property and casualty insurance business (net of applicable income tax of £nil, £14 million and £2 million respectively)	318		31		4
Cumulative effect of changes in accounting principles (net of applicable income tax effects of £nil, £74 million, and £nil respectively), see Note 36 on pages F-125 to F-127	—		(139)		—

Net (loss) income	(357)		(408)		502
Other comprehensive income	(270)		340		171

Total comprehensive (loss) income	(627)		(68)		673

Earnings per share under US GAAP (In Pence)
Basic (based on 1,988 million, 1,978 million and 1,959 million shares, respectively):
(Loss) income from continuing operations after minority interests	(34.0	)p	(15.1	)p	25.4	p
Income from discontinued operations including profit on sale	16.0	p	1.5	p	0.2	p
Cumulative effect of changes in accounting principles	—		(7.0	)p	—
Net (loss) income	(18.0	)p	(20.6	)p	25.6	p
Diluted (based on 1,991 million, 1,982 million and 1,968 million shares, respectively):
(Loss) income from continuing operations after minority interests	(33.9	)p	(15.1	)p	25.3	p
Income from discontinued operations including profit on sale	16.0	p	1.5	p	0.2	p
Cumulative effect of changes in accounting principles	—		(7.0	)p	—
Net (loss) income	(17.9	)p	(20.6	)p	25.5	p

	December 31
Condensed Consolidated US GAAP balance sheets	2002	2001
	(In £ Millions)
Assets
Investments:
Fixed maturities	63,459	58,096
Equity securities	25,726	34,332
Short-term investments	5,915	4,008
Real estate	4,974	4,799
Mortgage loans	5,518	5,727
Policy loans	749	774
Other loans	3,936	2,830
Other investments	1,635	1,310

Total investments	111,912	111,876
Cash	1,086	1,313
Deferred acquisition costs	4,696	4,774
Intangible assets	2,582	2,747
Other assets	4,310	5,229
Separate account assets	25,793	29,729

Total assets	150,379	155,668

Liabilities
Policyholder benefit liabilities	89,304	84,190
Undistributed policyholder allocations	5,389	13,292
Debt	9,964	9,842
Net deferred income tax liability	591	1,818
Other liabilities	14,348	10,709
Separate account liabilities	25,793	29,729

Total liabilities	145,389	149,580

Minority interest	112	124

Shareholders' equity
Common stock	100	100
Additional paid-in capital	608	560
Less treasury stock	(39)	(43)
Retained earnings	4,354	5,222
Accumulated other comprehensive income	(145)	125

Total shareholders' equity	4,878	5,964

Total liabilities and shareholders' equity	150,379	155,668

	2002	2001	2000
	(In £ Millions)
Condensed Consolidated US GAAP statement of cash flows
Cash flows from operating activities:
Consolidated net (loss) income	(357)	(408)	502
Adjustments to reconcile consolidated net (loss) income to net cash provided by operating activities:
Depreciation and amortization	335	407	271
Realized investment losses (gains)	17	395	(621)
Interest credited to policyholders	3,360	3,710	2,760
Policy fees charged to policyholders	(183)	(274)	(418)
Bonuses paid to policyholders	(1,201)	(1,300)	(1,281)
Change in:
Investments held for trading purposes	6,664	2,933	1,604
Deferred policy acquisition costs	(210)	(623)	(602)
Other assets	112	(992)	(273)
Policy benefit liabilities	2,033	2,051	1,561
Undistributed policyholder allocations	(5,817)	(3,843)	(321)
Other liabilities	(499)	(393)	398
Other, net	(65)	22	36

Net cash provided by operating activities	4,189	1,685	3,616

Cash flows from investing activities:
Proceeds from sale or maturity of:
Real estate	332	604	286
Available for sale securities sold	9,537	7,311	5,354
Available for sale securities matured	6,203	4,050	5,045
Mortgage and other loans	7,996	7,981	1,791
Purchases of:
Real estate	(648)	(838)	(1,361)
Available for sale securities	(20,480)	(15,123)	(11,911)
Mortgage and other loans	(9,261)	(8,736)	(4,341)
Change in short-term investments, net	(2,185)	(402)	2,485
Net (increases) decreases in other investments	(308)	(209)	(103)
Acquisitions of subsidiaries	(13)	(182)	(183)
Proceeds from sale of UK personal lines property and casualty business and flotation of Egg	353	—	474
Purchase of property and equipment	(54)	(67)	(122)
Proceeds from disposal of property and equipment	6	21	7

Net cash used in investing activities	(8,522)	(5,590)	(2,579)

Cash flows from financing activities:
Policyholders' deposits	9,184	8,377	7,608
Policyholders' withdrawals	(6,977)	(6,269)	(6,193)
Net change in banking product liabilities	2,175	(1,138)	(1,133)
Proceeds from long-term borrowings	97	3,473	—
Repayment of long-term borrowings	(199)	(210)	(118)
Net change in short-term debt	316	233	(381)
Dividends paid to shareholders	(509)	(494)	(461)
Proceeds from issuance of stock	40	42	184

Net cash provided (used) by financing activities	4,127	4,014	(494)

Net impact of foreign exchange fluctuations	(21)	(2)	6

Net (decrease) increase in cash	(227)	107	549
Cash, beginning of year	1,313	1,206	657

Cash, end of year	1,086	1,313	1,206

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

        The US GAAP reclassifications for separate account assets and liabilities relating to index-linked products had the following effects on the condensed consolidated US GAAP financial statements:

	December 31
	2002	2001
	(In £ Millions)
Condensed consolidated US GAAP balance sheets:
Fixed maturities	2,366	2,100
Short-term investment	57	12
Other Assets	34	35
Separate account assets	(2,457)	(2,147)
Policyholder benefit liabilities	(2,457)	(2,147)
Separate account liabilities	2,457	2,147

Total US GAAP adjustments	—	—

        The US GAAP reclassifications for separate account assets and liabilities relating to SAIF had the following effects on the condensed consolidated US GAAP financial statements:

	2002	2001	2000
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Insurance policy revenues	(333)	(435)	(468)
Investment results	767	419	(423)
Other income	(13)	(21)	(4)
Benefits and claims	873	1,236	1,410
Provision for policyholders' share of earnings on with-profits business	(1,377)	(1,268)	(617)
Underwriting, acquisition and other operating expenses	83	69	102

Total US GAAP adjustments	—	—	—

Condensed consolidated US GAAP balance sheets:
Fixed maturities	(5,715)	(5,534)
Equity securities	(4,666)	(6,638)
Short-term investments	(224)	(140)
Real estate	(1,522)	(1,495)
Mortgage loans	(61)	(63)
Policy loans	(24)	(29)
Other loans	(75)	(85)
Other investments	(45)	(2)
Cash	(57)	(146)
Deferred acquisition costs	(106)	(124)
Other assets	(1,584)	(1,828)
Separate account assets	13,973	15,961
Policyholder benefit liabilities	13,448	13,934
Undistributed policyholder allocations	437	1,814
Debt	100	100
Other liabilities	94	236
Separate account liabilities	(13,973)	(15,961)

Total US GAAP adjustments	—	—

Banking Business

        In the Group's UK financial statements the financial position related to the banking business is predominantly recorded in single consolidated asset and liability line items. The net result of the banking activities is recorded in a separate line in the consolidated profit and loss accounts. Under US GAAP, the banking business assets and liabilities are recorded in the condensed consolidated balance sheets within the classifications to which they relate while the banking activities are recorded in the condensed consolidated statements of income within corresponding revenue and expense items.

        The US GAAP reclassifications to present banking business within the classifications to which they relate had the following effects on the condensed consolidated US GAAP financial statements:

	2002	2001	2000
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Investment results	729	668	554
Other income	105	122	244
Underwriting, acquisition and other operating expenses	(834)	(790)	(798)

Total US GAAP adjustments	—	—	—

Condensed consolidated US GAAP balance sheets:
Fixed maturities	4,199	3,253
Equity securities	12	13
Short-term investments	539	67
Mortgage loans	3,068	3,133
Other loans	3,189	2,287
Cash	—	—
Other assets	(11,007)	(8,753)
Debt	(1,755)	(1,582)
Other liabilities	1,755	1,582

Total US GAAP adjustments	—	—

Discontinued Operations

        Under UK GAAP, discontinued operations consist of all business disposals made during the year or within three months after the year end. Under US GAAP, discontinued operations consist only of the sale or disposal of a business whose activities comprise a distinct line of business, class of policyholder, or, from January 1, 2002, a component of an entity comprising operations and cash flows that can be clearly distinguished from the rest of the entity.

        During 2002, the Group did not discontinue or sell any portion of its business in a manner that met the US GAAP criteria for presentation on discontinued operations. In November 2001, the Group announced its intention to transfer its remaining general insurance business to Winterthur Insurance. The disposal meets the US GAAP criteria for presentation as a discontinued operation.

Other Comprehensive Income

        An analysis of accumulated other comprehensive (loss) income follows:

	2002	2001	2000
	(In £ Millions)
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during the year	(230)	54	146

Unrealized investment gains (losses) on available-for-sale securities:
Unrealized holding gains (losses) arising during the year	1,153	559	170
Less reclassification adjustment for (gains) losses included in net income	(37)	35	(172)

Unrealized investment gains (losses), net	1,116	594	(2)
Related amortization of deferred acquisition costs	(288)	(197)	3
Related loss recognition	(249)	68	33
Policyholders' share of with-profits business	(68)	(81)	(3)
Related deferred taxes	(204)	(98)	(6)

Net unrealized gains on available-for-sale securities	307	286	25

Recognition of pension scheme minimum liability:
Recognition of pension scheme minimum liability	(1,528)	—	—
Related deferred taxes	227	—	—
Policyholders' share of pension scheme minimum liability	954	—	—

Total pension scheme adjustments	(347)	—	—

Other comprehensive (loss) income	(270)	340	171
Accumulated other comprehensive income (loss), beginning of year	125	(215)	(386)

Accumulated other comprehensive (loss) income, end of year	(145)	125	(215)

Components of accumulated other comprehensive income:
Foreign currency translation adjustments	(116)	114	59
Net unrealized gains on available-for-sale securities:
Unrealized investment gains, net	2,096	980	386
Related amortization of deferred acquisition costs	(294)	(6)	191
Related loss recognition	(1,128)	(879)	(947)
Policyholders' share on with-profits business	(135)	(67)	14
Related deferred taxes	(221)	(17)	82

Net unrealized gains (losses) on available-for-sale securities	318	11	(274)

Recognition of pension scheme minimum liability:
Recognition of pension scheme minimum liability	(1,528)	—	—
Related deferred taxes	227	—	—
Policyholders' share of pension scheme minimum liability	954	—	—

Total pension scheme adjustments	(347)	—	—

Accumulated other comprehensive (loss) income, end of year	(145)	125	(215)

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

Underwriting, acquisition and other operating expenses

	2002	2001	2000
	(In £ Millions)
Acquisition costs incurred	1,179	967	946
Acquisition expenses deferred	(865)	(936)	(786)
Amortization of deferred acquisition costs	397	342	303
Operating costs	2,235	2,327	2,030

Total underwriting, acquisition and other operating expenses	2,946	2,700	2,493

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

Deposits with credit institutions are included in short-term investments in the condensed consolidated US GAAP balance sheets.

	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
	(In £ Millions)
December 31, 2002
Fixed maturities—available-for-sale
US Government and other Governments	715	70	—	785
UK Government securities	2,004	110	—	2,114
Local government securities	288	71		359
Corporate securities	29,916	2,339	(466)	31,789
Mortgage-backed securities	4,301	209	(16)	4,494
Other debt securities	1,723	12	(213)	1,522

Total fixed maturities—available-for-sale	38,947	2,811	(695)	41,063

Fixed maturities—trading				22,396

Total fixed maturities				63,459

Equity securities—available-for-sale	518	16	(36)	498
Equity securities—trading				25,228

Total equity securities				25,726

	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
	(In £ Millions)
	(In £ Millions)
December 31, 2001
Fixed maturities—available-for-sale
US Government and other Governments	1,540	49	(2)	1,587
UK Government securities	966	62	(9)	1,019
Local government securities	248	86	(9)	325
Corporate securities	25,922	1,348	(620)	26,650
Mortgage-backed securities	7,232	204	(45)	7,391
Other debt securities	1,055	9	(90)	974

Total fixed maturities—available-for-sale	36,963	1,758	(775)	37,946

Fixed maturities—trading				20,150

Total fixed maturities				58,096

Equity securities—available-for-sale	224	21	(24)	221
Equity securities—trading				34,111

Total equity securities				34,332

        The following table sets out certain additional information relating to sales of available-for-sale securities:

	2002	2001	2000
	(In £ Millions)
Sales proceeds	9,537	7,311	5,354

Gross realized gains	338	212	228
Gross realized losses	(260)	(146)	(38)
Impairment losses	(360)	(424)	—

Net realized (losses) gains	(282)	(358)	190

        The change in net unrealized gains on trading securities included in income was a reduction of £8,064 million, £7,588 million and £6,255 million in 2002, 2001, and 2000, respectively.

Real Estate

        The following table sets out certain information concerning the Group's real estate holdings as of December 31:

	Group Occupied		Held for Investment
	2002	2001	2002	2001
	(In £ Millions)
Cost	309	324	5,993	5,739
Accumulated depreciation	(61)	(55)	(1,019)	(940)

Depreciated cost	248	269	4,974	4,799

        Real estate held for sale was £16 million and £20 million at December 31, 2002 and 2001, respectively. There were no impairment losses recorded on real estate during the years ended December 31, 2002 or 2001. Depreciation expense for group occupied real estate was £9 million, £10 million, and £6 million and for investment real estate was £160 million, £139 million, and £114 million for the years ended December 31, 2002, 2001 and 2000, respectively. Group occupied real estate is included within "Other assets" in the condensed consolidated US GAAP balance sheets.

Policyholder Benefit Liabilities

        The following table shows the components of policyholder benefit liabilities:

	December 31
	2002	2001
	(In £ Millions)
Future policy benefits and losses (policy reserves)	29,895	27,863
Policy account values	56,424	53,610
Unearned revenue reserve	2,096	1,805
Other policy claims and benefits payable	889	912

Policyholder benefit liabilities	89,304	84,190

Debt

        In addition to the borrowings described in Note 27, debt under US GAAP includes £34 million at December 31, 2001, for the obligation of Jackson National Life's banking operations to repurchase securities sold under reverse repurchase agreements. In 2001, under UK GAAP, these liabilities are included in banking business liabilities. Jackson National Life has also entered into a program of funding arrangements, the liabilities for which amounted to £3,634 million in 2002 and £3,144 million in 2001, and these have been included in debt under US GAAP but in other creditors under UK GAAP.

        As at December 31, 2002 and 2001, respectively, the UK banking operation had issued debt securities totaling £1,015 million and £915 million, and sold securities under agreements to repurchase totaling £nil million and £384 million. These are included in debt under US GAAP but in banking business liabilities under UK GAAP. Additionally, £740 million and £249 million at December 31, 2002 and 2001, respectively, of banking operations' bank loans and overdrafts repayable on demand are included in debt under US GAAP.

        Debt under US GAAP also includes £302 million and £377 million at December 31, 2002 and 2001 respectively, which represents debt obligations of certain entities which are consolidated for US GAAP purposes but are carried as investments at market value under UK GAAP.

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

Undistributed Policyholder Allocations

        A reconciliation of movements in the undistributed policyholder allocations included in the condensed consolidated US GAAP balance sheets as of December 31 is as follows:

	2002	2001	2000
	(In £ Millions)
Balance at January 1	13,292	18,354	19,950

Provision for policyholders' share of (losses) earnings on with-profits business:
Before income tax	(5,157)	(3,051)	966
Income tax	569	533	102

Net of income tax	(4,588)	(2,518)	1,068
Cost of policyholders' bonuses declared	(2,368)	(2,614)	(2,704)
Policyholders' share of unrealized investment gains on available-for-sale securities and pension scheme minimum liability	(886)	80	3
Foreign exchange adjustment	(61)	(10)	37

Balance at December 31	5,389	13,292	18,354

Taxes

        Components of the US GAAP net deferred income tax liability on the condensed consolidated balance sheets at December 31, 2002 and 2001, are as follows:

	2002	2001
	(In £ Millions)
Asset:
Short-term temporary differences	(866)	(396)
Deferred acquisition costs	(106)	(1)
Long-term business technical provisions and other insurance items	(338)	(508)
Capital allowances	(45)	(41)
Unrealized losses on investments	(567)	(11)
Tax losses carried forward	(45)	(17)

	(1,967)	(974)
Valuation allowance	45	17

Total	(1,922)	(957)

Liability:
Deferred acquisition costs	607	502
Short-term temporary differences	198	210
Long-term business technical provisions and other insurance items	709	481
Capital allowances	7	11
Unrealized gains on investments	992	1,571

Total	2,513	2,775

Net deferred income tax liability	591	1,818

        As of December 31, 2002, the Group had operating loss carryforwards of £349 million of which £318 million expire between 2003 and 2007, and £31 million do not expire.

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

        The status of defined benefit plans under US GAAP at December 31 was as follows:

	2002	2001	2000
	(In £ Millions)
Change in benefit obligation:
Benefit obligation, beginning of year	3,839	3,789	3,799
Service cost	66	95	117
Interest cost	216	222	223
Actuarial loss (gain)	226	(82)	(165)
Benefit payments	(194)	(185)	(185)

Benefit obligation, end of year	4,153	3,839	3,789

Change in plan assets:
Fair value of plan assets, beginning of year	4,362	5,007	5,416
Actual return on plan assets	(631)	(500)	(265)
Employer contributions	33	40	41
Benefit payments	(194)	(185)	(185)

Fair value of plan assets, end of year	3,570	4,362	5,007

Funded status end of year:
Plan assets in (deficit) excess of benefit obligation	(583)	523	1,218
Unrecognized transition asset	(46)	(92)	(138)
Unrecognized net actuarial losses (gains)	1,692	545	(194)

Prepaid benefit cost	1,063	976	886

Components of net periodic pension cost:
Service cost	66	95	117
Interest cost	216	222	223
Expected return on assets	(300)	(321)	(348)
Recognized net actuarial losses (gains)	9	—	(15)
Amortization of transition obligation	(46)	(46)	(46)

Net periodic pension cost (included in underwriting, acquisition and other operating expenses)	(55)	(50)	(69)

Amounts recognized in the statement of financial position consist of:
Prepaid benefit costs	20	—	—
Accrued benefit liability	(485)	—	—
Accumulated OCI	1,528	—	—

Net amount recognized	1,063	—	—

        At December 31, 2002 the Group's pension plans' accumulated benefit obligation was underfunded by £485 million. A charge to other comprehensive income of £1,528 million has been made. This reflects the prepaid pension asset of £1,063 million, the excess of the accumulated benefit obligation over the market value of assets of £485 million, and prepaid benefit costs of £20 million. This change has a related deferred tax credit of £227 million. Of the net charge of £1,301 million, £954 million is attributable to with-profits policyholder business with the remaining £347 million attributable to shareholders.

        Assumed discount rates, rates of increase in future compensation levels and rates of pension increases used in calculating the projected benefit obligations together with long term rates of return on plan assets are updated annually to reflect changing economic conditions in the UK where the pension plans are situated.

        The actuarial assumptions used in determining benefit obligations at December 31, were as follows:

	2002	2001
	%	%
Discount rate	5.50	5.75
Rate of increase in future compensation levels	4.25	4.50
Rate of increase in pension payments for inflation	2.25	2.50
Expected long term return on plan assets	7.00	6.50

Goodwill and Other Intangibles

        Prudential initially applied Statement of Financial Accounting Standard No. 142, "Goodwill and other Intangible Assets" (FAS 142) on January 1, 2002. For comparative purposes, the following table adjusts net income and basic and diluted earnings per share for the years ended December 31, 2001 and 2000, as if goodwill amortization had ceased at the beginning of 2000.

	For the Year Ended December 31,
	2002		2001		2000
	(In £ Millions except per share amounts)
Reported net income	(357)		(408)		502
Adjustment for goodwill amortization	—		137		114
Adjusted net income	(357)		(271)		616
Reported basic earnings per share	(18.0	)p	(20.6	)p	25.6p
Adjustment for goodwill amortization	—		7.0p		5.8p
Adjusted basic earnings per share	(18.0	)p	(13.6	)p	31.4p
Reported diluted earnings per share	(17.9	)p	(20.6	)p	25.5p
Adjustment for goodwill amortization	—		7.0p		5.8p
Adjusted diluted earnings per share	(17.9	)p	(13.6	)p	31.3p

        Upon adoption of FAS 142, the company performed a review of its goodwill and a transitional impairment test. Goodwill for each reporting unit was not considered to be impaired. During the year, the Company has performed its annual impairment testing, in conjunction with its planning process, and determined there were no impairment losses related to goodwill and other acquired intangible assets.

        The following table provides an analysis of goodwill under US GAAP. Goodwill is classified within "Intangible assets" on the consolidated balance sheets.

	UK Operations	US Operations	Asian Operations	UK Banking Operations	Total
	(In £ Millions)
Goodwill, as of December 31, 1999	1,828	72	119	—	2,019
Acquisitions during the year	87	62	69	—	218
Disposal of subsidiary undertaking	(23)	—	—	—	(23)
Amortization charge for the year	(95)	(12)	(7)	—	(114)

Goodwill, as of December 31, 2000	1,797	122	181	—	2,100
Acquisitions during the year	238	3	168	—	409
Amortization charge for the year	(106)	(15)	(16)	—	(137)

Goodwill, as of December 31, 2001	1,929	110	333	—	2,372
Acquisitions during the year	11	—	8	7	26
Disposal of subsidiary undertaking	(141)	—	—	—	(141)

Goodwill, as of December 31, 2002	1,799	110	341	7	2,257

        Acquisitions and disposals during 2002, other than those reported on page F-44, relate to life fund venture capital holdings in which the Group is deemed to have a controlling interest.

        The Group's other intangible assets represent the present value of in-force business and continue to be subject to amortization.

	2002	2001	2000
	(In £ Millions)
Present value of in-force business:
Gross carrying amount	555	555	590
Accumulated amortization	(222)	(185)	(110)
Exchange adjustment	(8)	5	0

Net carrying amount	325	375	480

        The change in the net carrying amount of other intangible assets relates to amortization charges of £37 million and £75 million and exchange adjustments of £8 million and £5 million in 2002 and 2001, respectively.

        The estimated aggregate other intangible assets amortization expense for the succeeding five years is as follows:

(In £ Millions)
2003	38
2004	35
2005	34
2006	33
2007	19

Pension Mis-selling Provision

        The components of the pension mis-selling provision at December 31, 2002 (set out at Note 29 to the consolidated financial statements) relating to future benefit payments were discounted at 5% in accordance with guidelines issued by the UK Government Actuaries Department. The undiscounted amounts, including expected internal and external legal and administrative costs of adjudicating, processing and settling these claims, at December 31, 2002 expected to be paid in each of the years ended December 31 are as follows:

(In £ Millions)
2003	330
2004	61
2005	40
2006	34
2007	29
Thereafter	462

Total undiscounted amount	956
Aggregate discount	(226)

Pension mis-selling provision	730

Stock-based Compensation

        Compensation expense for stock option plans is recorded if the market price of the underlying shares on the measurement date exceeds the option exercise price. In 2002, there was a compensation income of £4 million recorded under US GAAP for stock option plans compared to compensation expense of £6 million and £9 million for 2001 and 2000 respectively.

        If the Group had determined compensation expense based on the fair value of the options at the grant date for its share options and awards granted after December 15, 1994 under SFAS No. 123,

"Accounting for Stock-Based Compensation", the Group's pro forma earnings would have been as follows:

	2002		2001		2000
	(In £ Millions except per share amounts)
Net (loss) income:
As reported	(357)		(408)		502
Add: Total stock-based employee compensation cost, net of related tax effects, included in reported net income	(4)		6		9
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards granted since December 15, 1994, net of related tax effects	1		(8)		(16)

Pro forma	(360)		(410)		495

Basic (loss) earnings per share:
As reported	(18.0	)p	(20.6	)p	25.6p
Pro forma	(18.1	)p	(20.7	)p	25.3p
Diluted (loss) earnings per share:
As reported	(17.9	)p	(20.6	)p	25.5p
Pro forma	(18.0	)p	(20.7	)p	25.2p

        In accordance with SFAS No. 123, the pro forma amounts include only the effects of share options and awards granted since December 15, 1994 and are not necessarily indicative of future pro forma net income.

        The weighted average exercise prices and fair values of options granted during 2002, 2001 and 2000 were as follows:

	2002		2001		2000
	Weighted Average Fair Value £	Weighted Average Exercise Price £	Weighted Average Fair Value £	Weighted Average Exercise Price £	Weighted Average Fair Value £	Weighted Average Exercise Price £
Stock options granted with exercise prices:
Greater than or equal to grant-date market value	—	—	1.17	7.31	1.74	9.45
Less than grant-date market value	1.71	3.62	2.84	5.27	3.87	6.15

        The fair value amounts above were determined using the Black-Scholes option-pricing method using the following assumptions:

	2002	2001	2000
Dividend yield	2.84%	2.73%	2.27%
Expected volatility	40.00%	20.00%	20.00%
Risk free interest rate	4.47%	4.52%	6.12%
Expected life	3.84 years	3.95 years	3.92 years

Securitized Financial Assets

        The company has adopted the provisions of SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", which supersedes SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", for the results for the year ended December 31, 2002. SFAS No. 140 changes the circumstances under which a collateralized party must recognize certain financial assets in which it has security interest and requires additional disclosure on securitization transactions and on securitized financial assets.

        In 2001, the Company received proceeds of £452 million and recognized a gain of £18 million from the securitization of certain commercial mortgage loans. The Company retained interests in the securitization having a fair value of £43 million, based on quoted market prices. The gain recognized was determined by allocating the previous carrying amount between the assets sold and the interests retained based on their relative fair value at the date of transfer. While the retained interests are subordinate to those that were sold, there are no restrictions in connection with the assets retained. The fair value of interests retained is determined consistently with the Company's fixed maturity investments.

        During 2002, Egg completed a securitization transaction in which it transferred £1.25 billion of its UK credit card receivables to a trust vehicle created for the purpose of asset-backed securitization. The noteholders in this securitization have a proportionate interest in each balance in the portfolio of securitized receivables. At December 31, 2002 the value of this beneficial interest was £500 million. Under US GAAP the securitization of these assets has been accounted for as a secured borrowing by Egg and the outstanding beneficial interests are included within Debt. The securitized credit card receivables are included within other loans in the condensed consolidated balance sheet. At the end of the period credit losses relating to this portfolio represented 2.28% of the outstanding balance.

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

        Under this adoption, impairments of certain beneficial interests in securitized assets must be recognized when the asset's fair value is below its carrying value, and it is probable that there has been an adverse change in estimated cash flows.

        The initial April 1, 2001 transitional loss adjustment of negative £13 million was recorded as a cumulative effect of a change in accounting principle. This comprised a gross transitional adjustment of negative £23 million less reduced amortization of deferred acquisition costs of £3 million and income tax benefit of £7 million.

New Accounting Pronouncements

Adoption of FAS 142

        Effective January 1, 2002, the Group adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" (FAS 142). FAS 142 requires, among other things, the discontinuance of amortization related to goodwill and other indefinite lived intangible assets. These assets will then be subject to an impairment test as least annually. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, and reclassification of certain intangibles out of previously reported goodwill.

        In accordance with the standard, the Group ceased goodwill amortization on January 1, 2002.

        The Group has completed the implemenation of this standard. No impairment losses have been recognized and there have been no reclassification of intangible assets from goodwill.

Adoption of FAS 144

        Effective January 1, 2002, the Group adopted Statement of Financial Accounting Standard No. 144, "Accounting for the impairment or Disposal of Long-Lived Assets" (FAS 144). FAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale. A long lived asset classified as held for sale is to be measured at the lower of its carrying amount or fair value less cost to sell and to cease being depreciated. Therefore, discontinued operations are no longer to be measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. For long-lived assets to be held and used, impairment is recognized only if the carrying amount of a long-lived asset is not recoverable from its undiscounted future cash flows and is measured as the difference between the carrying amount and fair value of the asset. Long-lived assets to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off are considered held and used until disposed of. There has been no impact as of December 31, 2002 on the Group's results of operations, financial condition or liquidity, other than the Financial Statement presentation of gain on disposal of the General Insurance operations, and the Group does not expect the impact of this standard to be significant.

Adoption of FIN 45

        In December 2002, the FASB issued Interpretation No. 45, "Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 provides guidance regarding disclosures to be made by guarantors regarding obligations under certain guarantees. In addition, FIN 45 clarifies the requirement to recognize the fair value of the obligation undertaken in issuing the guarantee at its inception.

        The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Group believes that FIN 45 will not have a material impact on its results of operations and financial condition. See Note 29 for a description of guarantees the Group has issued.

Adoption of FIN 46

        In January 2003, the FASB issued FASB Interpretation No. 46, (FIN 46), "Consolidation of Variable Interest Entities". FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties (variable interest entities). Variable interest entities (VIE's) are required to be consolidated by their primary beneficiaries if they do not effectively disperse risks among parties involved. The primary beneficiary of a VIE is the party that absorbs a majority of the entity's expected losses, receive a majority of its expected residual returns, or both, as a result of holding variable interests. FIN 46 also requires new disclosures about VIE's.

        For corporate structures existing before January 31, 2003, the effective date of the interpretation is July 1, 2003. If it is reasonably possible that an enterprise will be required to consolidate or disclose information about a variable interest entity when FIN 46 becomes effective, then certain disclosures including the group's potential maximum exposure to loss are required in financial statements issued after January 31, 2003.

        Certain of the portfolio investments of Jackson National Life, the PAC life fund, and PPM America's investment management activities are structured through the use of special purpose vehicles operating in the United States. Where appropriate these SPV's are consolidated in the Company's financial statements. These SPV's are securitizations structured by a related party as traditional collateralized bond obligations whose purpose is to invest in a diversified portfolio of high yield bonds and structured finance securities, using proceeds raised from the issuance of debt and equity interests to the aforementioned Group entities and external investors.

        Certain of the SPV's which are not currently consolidated are VIE's in which the Company may be considered to have a significant variable interest. These VIE's have total assets of £1,132 million at December 31, 2002. As of December 31, 2002 the carrying value of the Company's investment in the debt and equity instruments of these VIE's was £60 million. The Company believes that some or all of its investments in the VIE's may possibly be considered primary beneficial interests, and that consolidation may be required under FIN 46. In that the Company has no future funding obligations to the VIE's, the maximum loss exposure is limited to its current investment.

        The Prudential Group, through its fund management operations, manages other funds in which it has an interest through entitlement to management and performance fees. If the appropriate criteria under FIN 46 were to be met for these funds then consolidation may be required once the recognition requirements become effective.

REPORT OF INDEPENDENT AUDITORS ON FINANCIAL STATEMENT SCHEDULE

         To the Board of Directors and Members of Prudential plc

        Under date of June 24, 2003 we reported on the consolidated balance sheets of Prudential plc and its subsidiaries as of December 31, 2002 and 2001 and the related consolidated profit and loss accounts, consolidated statement of total recognized gains and losses, reconciliation of movements in consolidated shareholders' capital and reserves, and consolidated statements of cash flows from general business and shareholders' funds for each of the years in the three year period ended December 31, 2002, which are included herein. In connection with our audit of the aforementioned consolidated financial statements, we also audited the related condensed financial statement schedule included herein and appearing on pages S-3 to S-8. This condensed financial statement schedule is the responsibility of the Group's management. Our responsibility is to express an opinion on this schedule based on our audits.

        In our opinion, such condensed financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

        Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United States of America would have affected net income for each of the years in the three year period ended December 31, 2002 and shareholders' equity as of December 31, 2002 and 2001 to the extent summarized in Notes 35 and 36 to the consolidated financial statements and Note 3 to the condensed financial statement schedule.

June 24, 2003	By:	/s/ KPMG AUDIT PLC KPMG Audit Plc London, England

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

PROFIT AND LOSS ACCOUNTS

Years ended December 31

	2002	2001	2000
	(In £ Millions)
Investment income	600	236	508
Investment expenses and charges	(256)	(229)	(225)
Other charges:
Corporate expenditure	(70)	(71)	(60)
Provision against loans	(19)	—	—
Foreign currency exchange gains	5	32	32
Charge in respect of shares issued to qualifying employee share ownership trust	—	(54)	(46)

Operating profit (loss)	260	(86)	209
Merger break fee (net of related expenses)	—	338	—

Profit on ordinary activities before tax	260	252	209
Tax on profit on ordinary activities	67	43	47

Profit for the financial year	327	295	256

Dividends:
Interim at 8.9p, 8.7p and 8.2p per share, respectively	(178)	(172)	(162)
Final at 17.1p, 16.7p and 16.3p per share, respectively	(341)	(332)	(322)

Total dividends at 26.0p, 25.4p and 24.5p per share, respectively	(519)	(504)	(484)

Retained loss for the financial year	(192)	(209)	(228)

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

BALANCE SHEETS

December 31

	2002	2001
	(In £ Millions)
Fixed assets
Investments:
Shares in subsidiary undertakings	5,500	5,179
Loans to subsidiary undertakings	2,160	1,584

	7,660	6,763

Current assets
Debtors:
Amounts owed by subsidiary undertakings	1,420	1,521
Tax recoverable	—	9
Other debtors	28	24
Cash at bank and in hand	36	16

	1,484	1,570

Less liabilities: amounts falling due within one year
Commercial paper	(1,632)	(1,417)
Other borrowings	(29)	—
Amounts owed to subsidiary undertakings	(14)	(8)
Tax payable	(126)	—
Final dividend payable	(341)	(332)
Sundry creditors	(19)	(31)
Accruals and deferred income	(43)	(44)

	(2,204)	(1,832)

Net current liabilities	(720)	(262)

Total assets less current liabilities	6,940	6,501
Less liabilities: amounts falling due after more than one year
Debenture loans	(1,703)	(1,698)
Amounts owed to subsidiary undertakings	(3,511)	(2,925)

Total net assets	1,726	1,878

Capital and reserves
Share capital	100	100
Share premium	550	533
Profit and loss account	1,076	1,245

Shareholders' funds	1,726	1,878

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' CAPITAL AND RESERVES

	Number of Ordinary Shares	Ordinary Share Capital	Share Premium	Retained Profit and Loss Reserve	Total
	(Millions)	(In £ Millions)
January 1, 2000	1,954	98	249	1,642	1,989
Profit for the financial year	—	—	—	256	256
Dividends	—	—	—	(484)	(484)
New share capital subscribed:
Resulting from listing on New York Stock Exchange	17	1	139	—	140
Other	10	—	44	—	44
Transfer for shares issued in lieu of cash dividends	—	—	(20)	20	—
Credit in respect of shares issued to qualifying employee share ownership trust	—	—	46	—	46

January 1, 2001	1,981	99	458	1,434	1,991
Profit for the financial year	—	—	—	295	295
Dividends	—	—	—	(504)	(504)
New share capital subscribed	13	1	41	—	42
Transfer for shares issued in lieu of cash dividends	—	—	(20)	20	—
Credit in respect of shares issued to qualifying employee share ownership trust	—	—	54	—	54

January 1, 2002	1,994	100	533	1,245	1,878
Profit for the financial year	—	—	—	327	327
Dividends	—	—	—	(519)	(519)
New share capital subscribed	8	—	40	—	40
Transfer for shares issued in lieu of cash dividends	—	—	(23)	23	—

December 31, 2002	2,002	100	550	1,076	1,726

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

STATEMENT OF CASH FLOWS

Years ended December 31

	2002	2001	2000
	(In £ Millions)
Operations
Net cash inflow from operations before interest and tax	516	178	457

Interest paid	(158)	(128)	(120)

Taxes recovered	200	14	162

Acquisitions, disposals and similar items
(Investment in) disposals of shares in subsidiary undertakings	(321)	(207)	51
Disposals of other investments	—	—	81
Merger break fee received	—	338	—

Net cash (outflow) inflow from acquisitions, disposals and similar items	(321)	131	132

Equity dividends paid	(509)	(494)	(461)

Financing
Issue of ordinary share capital (net of related transfer to share ownership trust)	40	42	184
Issue of debenture loans	—	726	—
(Repayment) issue of commercial paper to support a short term fixed income securities reinvestment programme	(89)	1,330	—
Net loans to subsidiary undertakings	(2)	(1,725)	(528)

Net cash (outflow) inflow from financing	(51)	373	(344)

Net cash (outflow) inflow in the year	(323)	74	(174)

Reconciliation of operating profit (loss) to net cash inflow from operations
Operating profit (loss)	260	(86)	209
Add back: interest charged	256	229	225
Exchange movements	(5)	(32)	(32)
Provision against loans	19	—	—
Charge in respect of transfer to share ownership trust	—	54	46
(Increase) decrease in debtors	(3)	(18)	8
(Decrease) increase in creditors	(11)	31	1

Net cash inflow from operations	516	178	457

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

NOTES TO THE CONDENSED FINANCIAL STATEMENT SCHEDULE

December 31, 2002

1 Accounting Policies

        The UK GAAP accounting policies as described in Note 3 of the notes to the consolidated financial statements, have been used in the preparation of these parent company financial statements, except for the accounting policy described below.

Investments in shares in subsidiary undertakings

        Shares in subsidiary undertakings in the balance sheet of the parent company are shown at the lower of cost and net realizable value. Dividend income arising from these subsidiary undertakings is included within investment income in the parent company profit and loss account.

2 Dividends from Subsidiaries

	2002	2001	2000
	(In £ Millions)
The Prudential Assurance Company Limited	380	—	330
Prudential Corporation Holdings Limited	160	150	78
M&G Group plc	—	35	72
Holborn Finance Holding Company Limited	—	11	—

Total dividends	540	196	480

3 Reconciliation from UK GAAP to US GAAP

	2002	2001	2000
	(In £ Millions)
Net Income
Profit for the financial year in accordance with UK GAAP	327	295	256
Share in profit of the Group	122	94	401
US GAAP adjustments	(806)	(797)	(155)

Net income in accordance with US GAAP	(357)	(408)	502

Net Equity
Shareholders' funds in accordance with UK GAAP	1,726	1,878
Shareholder dividend liability	341	332
Share in net equity of the Group	1,942	2,072
US GAAP adjustments (less dividends)	869	1,682

Shareholders' equity in accordance with US GAAP	4,878	5,964

        The parent company financial statements are prepared in accordance with UK GAAP. The above table provides a reconciliation between UK GAAP and US GAAP. Note 35 of the notes to the consolidated financial statements describes the material differences between UK GAAP and US GAAP.

        "US GAAP adjustments" in the above table represent the total of material differences between UK GAAP and US GAAP as presented in Note 35 of the notes to the consolidated financial statements,

except that the adjustment to shareholders' equity for the shareholder dividend liability is shown separately above.

        The share in profit and in net equity of the Group represents the parent company's equity in the earnings and net assets of its subsidiaries and associates. As stated in Note 1 to these financial statements, the parent company accounts for its investments in shares in subsidiary undertakings on a cost basis under UK GAAP whilst under US GAAP, these investments are accounted for under the equity method of accounting.

4 Guarantees Provided by the Parent Company

        The parent company provides guarantees for the £150 million principal amount, 9.375% guaranteed bonds due 2007 and the £41 million principal amount, floating rate guaranteed unsecured loan notes due 2004, as disclosed in Note 27 to the consolidated financial statements. These borrowings have been issued by two of its finance subsidiaries.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form-20F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PRUDENTIAL PLC
	By:	/s/ JONATHAN BLOOMER
	Name:	Jonathan Bloomer
	Title:	Group Chief Executive
Date: June 24, 2003

Section 302 Certification for Group Chief Executive

I, Jonathan Bloomer, certify that:

1.
I have reviewed this annual report on Form 20-F of Prudential plc;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 24, 2003	/s/ JONATHAN BLOOMER Title: Group Chief Executive

Section 302 Certification for Group Finance Director

I, Philip Broadley, certify that:

1.
I have reviewed this annual report on Form 20-F of Prudential plc;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 24, 2003	/s/ PHILIP BROADLEY Title: Group Finance Director

Item 19.    Exhibits

        Documents filed as exhibits to this Form 20-F:

1.	Memorandum and Articles of Association of Prudential.
2.*
Form of Deposit Agreement among Prudential, Morgan Guaranty Trust Company of New York, as depositary, and holders and beneficial owners from time to time of ADRs issued thereunder, including the form of ADR.
4(a).*	Restricted Share Plan.
4(b).	Directors' Service Contracts.
6.	Statement re computation of per share earnings (set forth in Note 4 and Note 36 to the consolidated financial statements included in this Form 20-F).
8.	Subsidiaries of Prudential (set forth in Note 25 to the consolidated financial statements included in this Form 20-F).
99.	Annual certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*
Previously filed.