Form 20-F
period 2003-12-31
PRUDENTIAL PLC
filed 2004-05-18
CIK 1116578

Use these links to rapidly review the document
TABLE OF CONTENTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
INDEX TO THE CONDENSED FINANCIAL INFORMATION OF REGISTRANT

As filed with the Securities and Exchange Commission on May 18, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003

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

None

The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2003 was:

2,009,176,830 Ordinary Shares, 5 pence par value each

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
Risk Factors
Forward-Looking Statements
Item 4.	Information on the Company
Business of Prudential
Overview
Strategy
Significant Subsidiaries
UK and Europe Business
US Business
Asian Business
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
Overview
Major Risks
Asset/Liability Management
Use of Derivatives
World-Wide Operations
Currency of Investments
Currency of Core Borrowings
Sensitivity Analysis
Item 12.	Not Applicable
Item 13.	Defaults, Dividend Arrearages and Delinquencies
Item 14.	Material Modifications to the Rights of Security Holders
Item 15.	Controls and Procedures
Item 16A.	Audit Committee Financial Expert
Item 16B.	Code of Ethics
Item 16C.	Principal Accountant Fees and Services
Item 17.	Not Applicable
Item 18.	Financial Statements
Consolidated Financial Statements
Condensed Financial Information of Registrant
Item 19.	Exhibits

Item 3. Key Information

SELECTED HISTORICAL FINANCIAL INFORMATION OF PRUDENTIAL

        The following table sets forth Prudential's selected consolidated financial data for the periods indicated. Certain data is derived from Prudential's audited consolidated financial statements prepared in accordance with UK GAAP under which insurance business is accounted for on the modified statutory basis ("MSB"). These accounting principles differ in certain significant respects from US GAAP. Note 36 of the notes to the Prudential audited consolidated financial statements included elsewhere in this document includes a description of the differences between UK GAAP and US GAAP that are significant to the financial statements and provides a reconciliation from UK GAAP consolidated profit and loss and consolidated shareholders' funds to US GAAP consolidated net income (loss) and consolidated shareholders' equity, respectively. Item 5, "Operating and Financial Review and Prospects—US GAAP Analysis" provides a discussion of the significant differences between UK GAAP and US GAAP. This table is only a summary and should be read in conjunction with Prudential's consolidated financial statements and the related notes included elsewhere in this document, together with Item 5, "Operating and Financial Review and Prospects".

        The following table presents the profit and loss account and balance sheet data for and as at the years ended December 31, 1999 to 2003 and has been derived from Prudential's audited consolidated financial statements audited by KPMG Audit Plc:

	Year Ended December 31,
	2003(1)	2003	2002	2001	2000	1999
	(In $ Millions)	(In £ Millions)
Profit and loss account data—UK GAAP basis
Gross premiums from continuing operations including acquisitions:
—Long-term business	22,739	13,781	16,669	15,196	14,173	14,826
Gross premiums from discontinued general business operations(2):	—	—	329	390	333	318
Reinsurance and change in unearned premiums	(479)	(290)	(545)	(380)	(130)	(91)

Total earned premiums, net of reinsurance	22,260	13,491	16,453	15,206	14,376	15,053

Investment returns	25,826	15,652	(3,636)	(1,210)	5,046	17,232

Operating profit before amortization of goodwill, exceptional items and tax(3)*
Continuing operations:
UK and Europe operations*	503	305	423	361	360	339
US operations	267	162	153	298	466	451
Asian operations	117	71	62	25	36	27
Group activities	(298)	(181)	(189)	(130)	(123)	(90)

Total continuing operations*	589	357	449	554	739	727
Discontinued operations(2)	—	—	—	72	33	49

Operating profit before amortization of goodwill, exceptional items and tax(4)*	589	357	449	626	772	776
Amortization of goodwill	(162)	(98)	(98)	(95)	(84)	(54)
Short-term fluctuations in investment returns(5)	150	91	(205)	(480)	(48)	28
Profit on business disposals	—	—	355	—	120	—
Merger break fee	—	—	—	338	—	—
Profit on Egg flotation	—	—	—	—	119	—

Total profit on ordinary activities before tax*	577	350	501	389	879	750

Profit after tax and minority interests:
Operating profit (including post-tax long term investment returns)*	424	257	333	466	511	507

Profit for the period (including post-tax actual investment returns)*	343	208	468	395	577	472

Statement of income and comprehensive income data—US GAAP basis
Insurance policy revenues	7,470	4,527	5,201	3,954	3,614	4,597
Investment results	19,374	11,742	(1,764)	252	4,669	12,793
Non-operating income
Merger break fee, net of related expenses	—	—	—	338	—	—
Profit on Egg flotation	—	—	—	—	119	—
Other income	1,124	681	693	619	620	600

Total revenue	27,968	16,950	4,130	5,163	9,022	17,990

Net income (loss) from continuing operations (after minority interests)	1,020	618	(675)	(300)	498	869
Income from discontinued operations including profit on disposals (net of applicable tax)	77	47	318	31	4	19
Cumulative effect of changes in accounting principles	—	—	—	(139)	—	—

Total net income (loss)	1,097	665	(357)	(408)	502	888

Total comprehensive income (loss)	1,081	655	(627)	(68)	673	431

	As of and for the year ended December 31,
	2003(1)		2003		2002		2001		2000		1999
	(In $ Millions, Except Share Information)		(In £ Millions, Except Share Information)
Balance sheet data—UK GAAP basis
Total assets*	266,848		161,726		151,991		156,540		154,703		150,643
Long-term business provision*	165,474		100,287		99,048		98,422		90,910		84,430
Technical provision for linked liabilities	33,322		20,195		16,007		17,783		18,719		19,043
Subordinated liabilities and debenture loans	5,120		3,103		2,310		2,244		1,585		1,546
Total shareholders' funds*	5,409		3,278		3,613		3,876		3,891		3,404
Balance sheet data—US GAAP basis
Total assets	265,064		160,645		150,379		155,668		153,024		148,922
Policyholder benefit liabilities	149,007		90,307		89,304		84,190		76,711		71,179
Separate account liabilities	50,304		30,487		25,793		29,729		32,337		33,477
Total shareholders' equity	8,461		5,128		4,878		5,964		6,455		6,046
Other data
Long-term business
New business from continuing operations:
Single premium sales(8)	14,508		8,793		11,802		10,610		9,788		10,609
New regular premium sales(6)(8)	1,172		710		707		693		538		489
Gross investment product contributions(7)(8)	36,224		21,954		17,392		11,303		6,852		2,286
Funds under management	227,200		168,000		155,000		163,000		165,000		170,000
Basic earnings per share:
Based on operating profit from continuing operations before amortization of goodwill, exceptional items and before tax on a UK GAAP basis*	29.5	¢	17.9	p	22.6	p	28.0	p	37.7	p	37.3	p
Based on operating profit before amortization of goodwill and after tax and related minority interests on a UK GAAP basis*	21.2	¢	12.9	p	16.7	p	23.6	p	26.1	p	26.0	p
Based on total profit for the financial year after tax on a UK GAAP basis*	17.2	¢	10.4	p	23.5	p	20.0	p	29.4	p	24.2	p
Net income (loss) per share on a US GAAP basis	54.9	¢	33.3	p	(18.0	)p	(20.6	)p	25.6	p	45.6	p
Diluted earnings per share—UK GAAP*	17.2	¢	10.4	p	23.5	p	19.9	p	29.3	p	24.1	p
Diluted earnings (loss) per share—US GAAP	54.9	¢	33.3	p	(17.9	)p	(20.6	)p	25.5	p	45.3	p
Dividend per share(9)	26.4	¢	16.0	p	26.0	p	25.4	p	24.5	p	23.0	p
Equivalent cents per share(10)			27.8	¢	41.8	¢	36.6	¢	34.8	¢	36.9	¢
Market price at end of period	$7.79		472	p	439	p	796	p	1,077	p	1,220	p
Average number of shares (in millions)			1,996		1,988		1,978		1,959		1,947

*
Figures have been restated where relevant for the adoption of the revised Statement of Recommended Practice on accounting for insurance business issued by the Association of British Insurers in November 2003. See Note 4 of the notes to Prudential's consolidated financial statements. Certain other minor reclassifications and presentational changes have been made to the amounts presented for prior periods to conform these periods to the current presentation. Such reclassifications and presentational changes had no overall effect on the shareholders' funds, profits or cashflows.

(1)
Amounts stated in US dollars have been translated from pounds sterling at the rate of $1.65 per £1.00 (the average of the noon buying rates on the last business day each month for 2003).

(2)
Discontinued operations relate to the UK personal lines property and casualty insurance business. The sale was completed on January 4, 2002. See Note 7 of the notes to Prudential's consolidated financial statements.

(3)
Investment returns credited to operating profits for investments attributable to shareholders are determined using the long-term rate of return. For the purposes of determining long-term investment returns, Jackson National Life averages realized investment gains and losses arising on debt securities over five years. For equity related investments Jackson National Life has assumed a long-term rate of return of 7.75%.

(4)
Due to the long-term nature of Prudential's business, the basis of presentation of operating profit may not be comparable with other UK companies. See Note 5 of the notes to Prudential's consolidated financial statements for a description of the basis.

(5)
Short-term fluctuations in investment returns represent the difference between the long-term return credited to operating profit and the actual investment returns achieved for the year.

(6)
New regular premium sales are reported on an annualized basis, which represents a full year of installments in respect of regular premiums irrespective of the actual payments made during the year.

(7)
Gross investment product contributions now include inflows relating to M&G's external institutional fund business that were previously excluded from this table. Comparative figures have been restated.

(8)
New business premiums reflect the amount of business we generated during each period shown and do not include renewal premiums on policies written during prior periods. Prudential considers new business premiums to be a measure of its operating performance because they represent new sales of insurance policies during a specified period, rather than its revenues or profitability during that period. This operating measure enables us to compare its operating performance across periods without regard to revenues or profitability related to policies sold in prior periods. Gross investment product contributions reflect the amount invested by Institutional and Retail customers in the period. We consider these to be a measure of its operating performance because it measures the flow of monies into the funds managed by the Group. This operating measure enables us to measure its operating performance across periods.

(9)
The final dividend with respect to any year is paid in the following year. Final dividends are included in the year to which they relate rather than in the year paid. Annual dividends comprise both interim and final dividend payments.

(10)
Translated into US dollars at the noon buying rate on the date each payment was made, apart from the 2003 final dividend due to be paid on May 26, 2004 which has been translated at the rate on May 14, 2004.

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

        As a holding company, Prudential is dependent upon dividends and interest from its subsidiaries to pay cash dividends. Many of its insurance subsidiaries are subject to regulations that restrict the amount of dividends that they can pay to Prudential. These restrictions are discussed in more detail in Item 4, "Information on the Company—Supervision and Regulation of Prudential—UK Supervision and Regulation—Regulation of Insurance Business—Distribution of Profits and With-profits Business" and Item 4, "—Information on the Company—Supervision and Regulation of Prudential—US Supervision and Regulation—General".

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

        The following table shows certain information regarding the dividends that Prudential paid for the periods indicated in pence sterling and converted into US dollars at the noon buying rate in effect on each payment date. Interim dividends for a specific year have generally had a record date in September and a payment date in November of that year, and final dividends have generally had a record date in the following March and a payment date in the following May.

Year	Interim Dividend	Interim Dividend	Final Dividend per Share	Final Dividend per Share
	(pence)	(US Dollars)	(pence)	(US Dollars)
1999	7.7	0.12292	15.3	0.24620
2000	8.2	0.11652	16.3	0.23105
2001	8.7	0.12528	16.7	0.24048
2002	8.9	0.13821	17.1	0.27959
2003	5.3	0.08987	10.7	0.18832

        In February 2003, the Prudential's Board of Directors (the "Board") announced that it would review Prudential's dividend policy. Since then the Board has determined a dividend policy which reflects operating cashflows, and the strategy to invest in the business for long-term growth. The Board believes that a dividend of 16 pence for the 2003 full year reflects an appropriate balance between the cash generated by the Group, the ability to finance growth, maintain financial flexibility and the development of modified statutory basis profits over the medium to long-term. The Board believes that this level of dividend is one that it will be possible to grow the dividend from.

Exchange Rate Information

        Prudential publishes its consolidated financial statements in pounds sterling. References in this document to "US dollars", "US$", "$" or "¢" are to US currency, references to "pounds sterling", "£", "pounds", "pence" or "p" are to UK currency (there are 100 pence to each pound) and references to "euro" or "€" are to the European single currency. The following table sets forth for each year the average of the noon buying rates on the last business day of each month of that year, as certified for customs purposes by the Federal Reserve Bank of New York, for pounds sterling expressed in US dollars per pound sterling for each of the five most recent fiscal years. Prudential has not used these rates to prepare its consolidated financial statements.

Year ended December 31,	Average rate
1999	1.61
2000	1.51
2001	1.44
2002	1.51
2003	1.65

        The following table sets forth the high and low noon buying rates for pounds sterling expressed in US dollars per pound sterling for each of the previous six months:

	High	Low
November 2003	1.72	1.67
December 2003	1.78	1.72
January 2004	1.85	1.79
February 2004	1.90	1.82
March 2004	1.87	1.79
April 2004	1.86	1.77

        On May 14, 2004, the noon buying rate was £1.00 = $1.76

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

        Prudential's businesses are inherently subject to market fluctuations and general economic conditions. In the UK, this is largely because Prudential's shareholders' profit is related to bonuses for policyholders declared on its with-profits products, which are broadly based on historic and current rates of return on equity, real estate and fixed income securities, as well as Prudential's expectations of future investment returns.

        In the US, fluctuations in prevailing interest rates can affect results from Jackson National Life which is predominantly a spread-based business with the majority of its assets invested in fixed income securities. In particular, fixed annuities and stable value products in Jackson National Life expose the Group to the risk that changes in interest rates which are not fully reflected in the interest rates credited to customers will reduce spread. The spread is the difference between the amounts that Jackson National Life is required to pay under the contracts, and the rate of return it is able to earn on its general account investments to support the obligations under the contract. Declines in spread from these products or other spread businesses that Jackson National Life conducts could have a material impact on its businesses or results of operations.

        Similar factors can also impact on Prudential's operations in Asia.

        In all markets in which Prudential operates, its businesses are susceptible to general economic conditions, which can change the level of demand for Prudential's products. Past uncertain trends in international economic and investment climates which have adversely affected Prudential's business and profitability could be repeated. This adverse effect would be felt principally through reduced investment returns and credit defaults in fixed interest corporate bonds, and may continue to affect the business unless conditions improve. In addition, falling investment returns could impair Prudential's operational capability, including its ability to write significant volumes of new business.

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

        Due to the geographical diversity of Prudential's businesses, it is subject to the risk of exchange rate fluctuations. Prudential's international operations in the US, Asia and Europe, which represent a significant proportion of operating profit and shareholders' funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential's consolidated financial statements upon translation of results into pounds sterling. The currency exposure relating to the translation of reported earnings is not separately managed. Consequently, this could impact on the Group's gearing ratios (defined as debt over debt plus shareholders' funds). The impact of gains or losses on currency translations is recorded as a component of shareholders' funds within the consolidated statement of total recognized gains and losses.

        Of core structural borrowings at December 31, 2003 of £2,567 million, £827 million was denominated in US dollars, partially to hedge the currency exposure arising from Prudential's investment in its US operations. Consequently this could impact on the Group's gearing ratios. In 2003, a loss of £253 million net of related tax was recorded in the consolidated statement of total recognized gains and losses. This loss primarily arises upon translation into pounds sterling of the investments in Prudential's US and Asian operations, but is after offset of exchange gains of £87 million on the carrying value of the US dollar denominated borrowings, reflecting movements in the US dollar to pounds sterling exchange rate during 2003. See Item 11, "Quantitative and Qualitative Disclosures about Market Risk".

Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations in the markets in which it operates.

        Changes in government policy, legislation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates may adversely affect Prudential's product range, distribution channels, capital requirements and, consequently, reported results and financing requirements. These changes include possible changes in government pension arrangements and policies, the regulation of selling practices and solvency requirements. For instance, in the UK the Financial Services Authority's (FSA) proposals on reforming the UK polarization regime and consultation paper on treating with-profits policyholders fairly and the HM Treasury report on medium and long-term retail savings could have a significant effect on types of products sold by Prudential, how its products are priced, distributed and sold and on shareholders' return on with-profits business.

        Similar changes in regulation in other jurisdictions could also have an impact elsewhere in the Group.

        The EU Insurance Groups Directive, which was implemented in the UK in 2001, together with the Financial Conglomerates Directive, which will be implemented by 2005, will require European financial services groups to demonstrate net aggregate surplus capital in excess of solvency requirements at the Group level in respect of shareholder-owned entities. The EU is also currently reviewing future solvency requirements (the Solvency II review). The manner of the implementation of these directives is likely to lead to Prudential being required to maintain a somewhat higher level of capital at the Group level than currently necessary in respect of its businesses, or alternatively, to constrain the growth of those businesses, or to take other appropriate action. In addition, an inconsistent application of these directives by regulators in different EU member states may place Prudential at a competitive disadvantage to other European financial services groups.

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

The resolution of several issues affecting the financial services industry, including in the UK the requirement to provide redress to certain past purchasers of pension and mortgage endowment policies and regulatory reviews on products sold and industry practices, could have a negative impact on Prudential's reported results or on its relations with current and potential customers.

        Prudential is, and in the future may be, subject to legal and regulatory actions in the ordinary course of its business, both in the UK and internationally. This could be a review of business sold in the past under previously acceptable market practices at the time. Pending legal and regulatory actions include proceedings relating to aspects of Prudential's business and operations and which are typical of the business it operates, including in the latter case businesses it has closed. Although Prudential believes it has adequately reserved in all material aspects for the costs of litigation and regulatory matters, no assurance can be provided that such reserves are sufficient. It is possible that Prudential's future performance could be affected by an unfavorable outcome in these matters.

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

        Within the UK, Prudential's principal competitors in the life market include many of the major stock and mutual retail financial services companies including, in particular, Aviva, Legal and General, Scottish Widows and Standard Life. In 2003 Prudential had a 48% market share of group additional voluntary contributions, 23% of the individual annuity market and in the fourth quarter had a 51% share of the with-profits bond market sold through IFAs.

        Jackson National Life's competitors in the US include major stock and mutual insurance companies, mutual fund organizations, banks and other financial services companies. Jackson National Life's principal life insurance company competitors in the US include AXA Financial, Inc., Lincoln National Corporation, Transamerica Corporation, Nationwide Financial Services, Inc., SunAmerica, Inc. and Hartford Life, Inc. At December 31, 2003 in the United States Jackson National Life was the twelfth-largest life insurance company in terms of General Account assets, the fifth-largest provider of individual fixed annuities in terms of sales and the fifteenth largest provider of variable annuities in terms of sales.

        Within Asia, Prudential's main regional competitors are international financial companies, including AIG, Allianz, ING and Manulife. At December 31, 2003 by new business premiums Prudential had top five new business market positions in eight life markets (Singapore, Malaysia, Hong Kong, India, Vietnam, the Philippines, Guangzhou (China) and Indonesia), two mutual fund markets (Taiwan and India) and Hong Kong's Mandatory Provident Fund market.

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

        Prudential's financial strength and credit ratings, which are intended to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in most of Prudential's products, and as a result its competitiveness. Downgrades in Prudential's ratings could have an adverse effect on its ability to market products and retain current policyholders. In addition, the interest rates Prudential pays on its borrowings are affected by its debt credit ratings, which are in place to measure Prudential's ability to pay its contractual obligations. On December 20, 2002, Moody's downgraded the financial strength rating of Prudential Assurance's long-term fund from Aaa (on review for possible downgrade) to Aa1 (stable outlook). On January 29, 2003, Standard & Poor's downgraded the financial strength rating of Prudential Assurance's long-term fund from AAA (negative outlook) to AA+ (stable outlook). AM Best Co rates the strength of Prudential Assurance's long term fund as A++. Prudential believes the downgrades that it, and the rest of the UK insurance industry, experienced have not to date had a discernible impact on its performance. The ratings from Standard & Poor's and Moody's for Prudential Assurance's long-term fund represent the second highest ratings in their respective rating categories, and the rating from AM Best Co represents the third highest rating in their rating category.

        Prudential's long-term senior debt is rated as A2 (stable outlook) by Moody's, AA- (negative outlook) by Standard & Poor's and aa- by AM Best Co. The rating from Moody's represents their third highest category out of 9, the rating from Standard & Poor's represents the second highest category out of 10 and the rating from AM Best Co represents the second highest category out of 10. Prudential's short-term debt is rated as P-1 by Moody's and A1+ by Standard & Poor's. These ratings represent the highest rating category out of 4 and out of 6 categories for each rating agency, respectively.

Adverse experience in the operational risks inherent in Prudential's business could have a negative impact on its results of operations.

        Operational risks are present in all of Prudential's businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events. Prudential's business is dependent on processing a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. In addition, Prudential manages several outsourced operations which include certain UK processing and information technology functions. In turn, Prudential is reliant upon the operational processing performance of its outsourcing partners.

        Further, because of the long-term nature of much of Prudential's business, accurate records have to be maintained for significant periods. Prudential's systems and processes are designed to ensure that the operational risks associated with its activities are appropriately controlled, but any weakness in the systems could have a negative impact on its results of operations during the effective period. Prudential has not experienced or identified any operational risks in its systems or processes during the financial periods covered by this annual report or subsequently which have caused, or are expected to cause, a significant negative impact on its results of operations. See Item 11, "Quantitative and Qualitative Disclosures about Market Risk—Risk Management of Prudential—Operational, Compliance and Fiscal Risk" and Item 4, "Business of Prudential—UK and Europe Business—Compliance".

Changes in mortality experienced by Prudential's UK pension annuity policyholders could significantly affect Prudential's results of operations.

        Prudential is a major participant in the UK pensions annuity market. In exchange for a premium equal to the capital value of their accumulated pension fund, each pension annuity policyholder receives a guaranteed payment, usually monthly, for as long as they are alive. For a smaller monthly payment, certain annuity contracts extend the right to the payment to surviving spouses. As part of its pension annuity pricing and reserving policy Prudential assumes that current rates of mortality continuously improve over time. Annuity mortality assumptions have been revised in 2003 to assume future improvements in mortality for males and females at levels projected on the Continuous Mortality Investigations medium cohort table as published by the Institute and Faculty of Actuaries. This corresponds to annual improvement rates at the current time of 2.6% and 3.5% respectively for 65 and 70 year olds and 2.4% and 1.9% for the same ages in 5 years time. In addition and for the purposes of prudent statutory reserves these improvement rates were for male lives subject to a minimum of 2% a year. If mortality improvement rates significantly exceed the improvement assumed, Prudential's results of operations could be adversely affected.

As a Holding Company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments.

        Prudential's insurance and investment management operations are generally conducted through direct and indirect subsidiaries. As a holding company, Prudential's principal sources of funds are dividends from subsidiaries, shareholder backed funds, the shareholder transfer from Prudential's long-term funds and any amounts that may be raised through the issuance of debt and commercial paper.

        Certain of the subsidiaries have regulatory restrictions that can limit the payment of dividends, which can limit the Group's ability to pay dividends to shareholders.

FORWARD-LOOKING STATEMENTS

        This annual report may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits, together with other factors discussed in "—Risk Factors". As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals and expectations set forth in Prudential's forward-looking statements contained in this document or any other forward-looking statement it may make.

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

        Prudential may also make or disclose written and/or oral forward-looking statements in reports filed or furnished to the US Securities and Exchange Commission, Prudential's annual report and accounts to shareholders, proxy statements, offering circulars, registration statements and prospectuses, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. Prudential undertakes no obligation to update any of the forward-looking statements contained in this annual report or any other forward-looking statements it may make.

Item 4. Information on the Company

BUSINESS OF PRUDENTIAL

Overview

        Prudential is a leading international financial services group, providing retail financial services and fund management in its chosen markets: the United Kingdom, the United States, Asia and continental Europe. At December 31, 2003, Prudential was one of the 30 largest public companies in the United Kingdom in terms of market capitalization on the London Stock Exchange. Prudential is not affiliated with Prudential Financial, Inc. or its subsidiary, The Prudential Insurance Company of America.

        Prudential has been writing life insurance in the United Kingdom for over 150 years and has had the largest long-term fund in the United Kingdom for over a century. Prudential began writing property and casualty insurance in 1915, and expanded its business into British Commonwealth countries, including Singapore and Malaysia, in the 1920s and 1930s. In 1986, Prudential acquired Jackson National Life Insurance Company, a US insurance company writing life and fixed annuity business. A group strategy review in the early 1990s identified significant opportunities for Prudential in the Asian life sector and Prudential Corporation Asia (referred to as PCA) was established in 1994 to develop a material and profitable Asian business. In 1998, Prudential launched Egg, now a leading e-commerce retail financial services provider, and in 1999, Prudential acquired M&G, a leading UK fund manager. In June 2000, Prudential completed its listing on the New York Stock Exchange and completed an initial public offering of Egg plc on the London Stock Exchange. In January 2002, Prudential completed the transfer of its personal lines property and casualty insurance business to Winterthur Insurance and the Churchill Group, its UK subsidiary, for consideration of £353 million.

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

        At December 31, 2003, in the United Kingdom, Prudential was:

  •
  the second-largest life insurance group in terms of market capitalization,

  •
  the proprietor of the largest long-term fund of investment assets supporting long-term insurance products,

  •
  the third largest retail fund manager in terms of funds under management,

  •
  through Egg, the world's largest pure on-line bank, and

  •
  rated as Aa1 (stable outlook) by Moody's, AA+ (stable outlook) by Standard and Poor's and A++ by AM Best Co for the long-term fund of Prudential Assurance Company Limited ("Prudential Assurance" or "PAC"). The ratings from Standard & Poor's and Moody's for Prudential Assurance's long-term fund represent the second highest ratings out of 8 and out of 9 in their respective rating categories, and the rating from AM Best Co represents the highest rating out of their 16 rating categories.

        In the United States, Prudential offers a range of products through Jackson National Life Insurance Company, including fixed, equity-indexed and variable annuities, life insurance, guaranteed investment contracts and funding agreements. Prudential distributes these products through independent insurance agents, securities broker-dealers and banks, credit unions and other financial institutions. At December 31, 2003, in the United States, Jackson National Life was:

  •
  the twelfth largest life insurance company in terms of General Account assets,

  •
  the fifth-largest provider of individual fixed annuities in terms of sales,

  •
  the fifteenth largest provider of variable annuities in terms of sales, and

  •
  rated AA (negative outlook) by Standard & Poor's, AA (stable outlook) by Fitch Ratings, A+ (stable outlook) by AM Best Co and A1 (stable outlook) by Moody's in terms of financial strength rating. The ratings from Standard & Poor's represents the third highest category, second highest from Fitch, third highest from AM Best Co and the fifth highest from Moody's.

        PCA is the leading European-based life insurer in Asia, with 23 operations in 12 Asian countries. PCA offers life insurance with accident and health options, selected personal lines property and casualty insurance and mutual funds with the product range tailored to suit the individual country markets. Its insurance products are distributed mainly through an agency sales-force and complementary bancassurance agreements while the majority of mutual funds are sold through banks and brokers. Its life operations in China and India are through joint ventures in which it holds 50% and 26% respectively.

        At December 31, 2003 PCA had:

  •
  top five new business market positions in eight life markets (Singapore, Malaysia, Hong Kong, India, Vietnam, the Philippines, Guangzhou (China) and Indonesia), two mutual fund markets (Taiwan and India) and Hong Kong's Mandatory Provident Fund market,

  •
  life insurance licenses in 2 cities, Beijing and Guangzhou, in China.

  •
  112,000 agents and 28 bank distribution agreements covering eleven countries, and

  •
  over five million policies.

        Prudential's operating profit under UK GAAP on the modified statutory basis before amortization of goodwill and tax for the periods indicated is set forth in the table below.

	Year Ended December 31,
	2003	2002	2001
	(In £ Millions)
UK and Europe Insurance Operations*	256	372	374
M&G	83	71	75
Egg	(34)	(20)	(88)

Total UK and Europe operations*	305	423	361
US operations	162	153	298
Asian operations	71	62	25
Group activities	(181)	(189)	(130)

Total continuing operations*	357	449	554
Discontinued operations: UK personal lines property and casualty insurance operation	—	—	72

Total operating profit before amortization of goodwill and tax*(1)	357	449	626

*
Figures have been restated where relevant for the adoption of the revised Statement of Recommended Practice on accounting for insurance business issued by the Association of British Insurers in November 2003. See Note 4 of the notes to Prudential's consolidated financial statements.

(1)
For purposes of this annual report, operating profit is determined on a long-term investment basis before amortization of goodwill and tax.

(2)
In determining operating profit, the Group has used the expected long-term investment return and excluded amortization of goodwill and exceptional items. The directors believe that such presentation better reflects the Group's underlying performance on a statutory basis of measurement.

Strategy

Shareholder Focus

        Prudential's strong mix of business around the world positions it well to benefit from the growth in customer demand for asset accumulation and income in retirement. Prudential believes that its international reach and diversity of earnings will continue to give it a significant advantage.

        Prudential's commitment to its shareholders is to maximize the value over the time of their investment. Prudential does this by investing for the long-term to develop and bring out the best in its people, and its business to produce superior products and services, and hence superior financial returns. Prudential's aim is to deliver top quartile performance among its international peer group in terms of total shareholder returns.

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

        Over the past six years, Prudential has transformed itself from a business with a narrow product range and limited distribution channels focus into a multi-channel, multi-brand business with a broad product range and a clear retail financial services focus. At the same time, Prudential has withdrawn from those operations or markets that did not meet its target returns or that did not offer the opportunities to achieve critical mass in the desired timeframe.

        Prudential has significantly restructured its operations in both the United Kingdom and the United States to improve its customer focus and management accountability, and to broaden its product range and distribution reach.

        In the United Kingdom, Prudential has restructured its long-term savings business into a single integrated business combining Prudential's UK businesses with that of Scottish Amicable, which was acquired in 1997, to form Prudential UK Insurance Operations. The new simplified organizational structure was effective from January 1, 2002. This has resulted in improved operational effectiveness through removal of duplication, greater customer focus and reduced operating costs. Meanwhile, Egg added banking products to Prudential's product range and has a market leading on-line position in providing banking and insurance products. Meanwhile the acquisition of M&G in 1999 has enhanced Prudential's retail, institutional and internal fund management capability.

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

        The cost of development initiatives has adversely impacted, and will continue to adversely impact, short-term earnings, but Prudential believes these investments are building long-term shareholder value.

        This value is clearly demonstrated by the scale and mix of Prudential's new business sales. In 2003, new business inflows exceeded £31 billion with over half coming from mutual fund sales, and 74% coming from outside the United Kingdom.

        This transformation has created a strong platform to pursue strategic initiatives for future growth and shareholder value creation.

Growing the Business

        Prudential is conscious that the retail financial services industry continues to evolve, and it expects to continue to adapt its business to maintain a strong advantage over its competitors while delivering returns to shareholders. Prudential's goal is to pursue its key strategic themes of maintaining focus on its customers, investing in technology to improve further customer access and service, driving down costs and driving growth in new and expanding markets. In furtherance of these themes, Prudential has already restructured and broadened its UK distribution channels to become more customer focused, and in Asia entered new life insurance markets in Japan and South Korea and new selective mutual fund markets in Asia.

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

        In February 2002, M&G announced the launch of M&G International, focused initially on the distribution of M&G branded mutual funds to retail investors in Germany, Austria, Luxembourg and Italy through large IFAs and other institutions. At the end of 2003 M&G international had £69 million of assets under management.

        In early 2002, Prudential reviewed the strategy for its Prudential and Scottish Amicable branded long-term business within continental Europe. The review concluded that an organic growth strategy based on investment in the German and French markets would be too slow and expensive to create value in these markets and would require significant acquisitions to create scale. Further, the analysis indicated that the returns achievable from any available acquisition would be too low to justify the investment of capital. As a consequence, in November 2002, Prudential agreed to sell its German long-term business to Canada Life for £82 million. This sale was completed in January 2003. In November 2003, Prudential agreed the sale of Prudential Europe Management Services Limited, its European administration company to Capita Life and Pensions Services Ireland Limited for £16 million. As part of this transaction a ten year third-party administration contract was put in place between the company and Capita Life and Pensions Ireland Limited to ensure continuity of administration services to the company.

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

        In March 2003, Prudential and its Chinese joint venture partner CITIC were granted a life insurance license for Beijing in addition to the existing life insurance license for Guangzhou where operations commenced in the last quarter of 2000. In February 2004, Prudential announced a distribution partnership with E Sun Financial Holding Company in Taiwan. The 2.7 million E Sun customers will have access to Prudential Taiwan's range of life insurance and savings products. In March 2004, Prudential and its joint venture partner CITIC were granted a third life insurance licence for Suzhou. CITIC Prudential's Suzhou branch is expected to open for business in the third quarter of 2004.

        In January 2002, Egg announced its acquisition of 100% of Zebank, a French direct financial services company, and in October 2002 launched a credit card, "la Carte Egg", its first retail financial services product in France. As at the end of 2003 Egg France had 130,000 customers, 66,000 credit cards in issue and an unsecured lending balance of £120 million.

        In October 2003, Egg announced that the execution of its French business plan would take longer and require a greater level of investment than Egg was prepared to undertake on a standalone basis. At that time, Egg considered forming an alliance with a strategic partner, and to that end entered into negotiations that might have led to a joint venture. These conversations led to other options being presented by various parties and as a result Prudential announced on January 14, 2004 that it was in preliminary discussions regarding a possible transaction with respect to its 79% shareholding in Egg. On January 26, 2004 Prudential announced that while these discussions were continuing, it had received unsolicited indications of interest from a number of parties. These discussions continue and may or may not lead to a transaction.

        In April 2004, Prudential was appointed to continue work with Sesame on the detailed design and delivery of its multi-tie proposition and has secured a place on its multi-tie panel. Prudential is the first appointed provider and subsequent appointments will be announced later in the year as a consequence of the work being undertaken with Sesame. Sesame has over 6,500 independent financial advisors ("IFAs") representing approximately 25 per cent of the UK IFA marketplace. As a result of its appointment, Prudential is very well positioned to increase its market share.

        In April 2004, Prudential announced that it is jointly setting up a new private healthcare insurance company in the UK with Discovery, a South African company. Operating as Prudential Health it will combine Prudential's strength of brand and distribution with Discovery's product underwriting and health insurance expertise.

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

        In the United Kingdom, Prudential has complementary businesses and market-leading positions in key product areas, enabling it to deliver sustained growth in the low margin environment in which it now operates. The businesses comprising Prudential's UK Insurance Operations have undergone enormous strategic transformations in recent years, bringing together several operating units under the powerful Prudential brand and improving service to over seven million customers. In 2002, Prudential's UK Insurance Operations announced the development of an outsourced customer service operation in Mumbai, India. In May 2003 the customer service center opened and at the end of the year employed over 800 people and has handled over 1.1 million calls since launch.

        M&G's market position, investment capabilities and brand strength make it one of the leading fund managers in the United Kingdom. At December 31, 2003 M&G had over £111 billion of funds under management and is one of the largest fund managers in the United Kingdom.

        During 2003, Egg acquired 635,000 net new customers, giving it a total of almost 3.2 million customers by the end of the year. Of the 3.2 million customers, 2.6 million relate to its "Egg Card" credit card business.

        In the United States, Prudential, through Jackson National Life, is one of the few providers to have a significant market position across the range of fixed, variable and equity-indexed annuity products. It also offers life and institutional products. Jackson National Life has expanded its distribution channels to include independent agents, broker-dealers, banks, registered investment advisors and other financial institutions. Prudential will continue to seek opportunities to expand its product range and distribution capability in the United States.

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

(1)
Percentage of equity owned by Prudential directly or indirectly. The percentage of voting power held is the same as the percentage owned. Each subsidiary has one class of ordinary shares and operates mainly in its country of incorporation, except for Prudential Retirement Income Limited which operates mainly in England and Wales.

(2)
Owned by a subsidiary of Prudential.

(3)
Egg Banking plc is a subsidiary of Egg plc, a listed subsidiary of Prudential. The ordinary shares of Egg plc, of which there is only one class, are 79% owned by Prudential and 21% owned by shareholders external to the Prudential group.

UK and Europe Business

Introduction

        Prudential's UK business is structured into business units, each focusing on its respective target customer markets. Prudential's UK business units are UK and Europe Insurance Operations, M&G and Egg.

        The following discussion describes:

  •
  the UK retail financial services market,

  •
  Prudential's UK business units and products,

  •
  Prudential's reinsurance arrangements and reserving practices,

  •
  shareholders' participation in Prudential's long-term insurance business, and

  •
  compliance matters, including pension mis-selling.

        In 2003, Prudential's UK business generated operating profit from continuing operations before amortization of goodwill and tax of £305 million and total UK and Europe new business insurance premiums of £4,448 million and investment flows of £3,797 million. As of December 31, 2003, M&G had over £111 billion funds under management and Egg had customer deposits of £6,452 million and a credit card book of £3,131 million

UK Retail Financial Services Market Overview

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

        The historical divisions between insurance, banking and other financial products are being eroded. It is increasingly common for providers to offer a range of pension products, life products and services, property and casualty insurance, banking products and retail investment products and services. Consumers are increasingly being offered access to these products through direct marketing and over the internet, as well as through the traditional company salesforce, IFAs, and bank branch distribution channels. However, for more complicated products, detailed "fact finds" are often required and consequently face-to-face advice is still preferred.

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

        With-profits policies are supported by a with-profits fund and can be single premium (for example, the Prudence Bond) or regular premium (for example, certain corporate pension products). Prudential's primary with-profits fund is part of Prudential Assurance Company's long-term fund. The return to shareholders on with-profits products is in the form of a statutory transfer from the Prudential Assurance long-term with-profits fund to Prudential Assurance shareholders' funds (analogous to a dividend) which is dependent upon the bonuses credited or declared on policies in that year. Prudential's with-profits policyholders currently receive 90% of that distribution as bonus additions to their policies while shareholders receive 10% as a statutory transfer.

        In 2003, profits distributed from Prudential's primary with-profits fund amounted to £2,093 million, of which £1,884 million (90%) was added to policies as bonuses, and £209 million (10%) was available for distribution to shareholders.

        The majority of Prudential branded non-participating business is written in Prudential Assurance's long-term fund or by subsidiaries owned by the fund. Prudential's principal non-participating business is Prudential Annuities Limited, which is wholly owned by Prudential Assurance's long-term fund. The profits from this business accrue to the long-term with-profits fund. In 2001, Prudential started to write certain annuity business through Prudential Retirement Income Limited ("PRIL"), the profits of which accrue solely to shareholders. The proportion of annuity business written in PRIL constituted 39% of total annuity business written in 2003.

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

        During the late 1980s, the UK government began encouraging individuals to invest in equities, with particular emphasis on UK equities. The UK government's privatization program and the introduction in 1988 of tax-advantaged Personal Equity Plans, referred to as PEPs, considerably widened the UK equity investor base. The current UK government replaced PEPs in April 1999 with Individual Savings Accounts, referred to as ISAs, a new tax-advantaged product that offers equity, insurance and deposit investment options.

        The UK government introduced "stakeholder pensions" in April 2001 with the intention of creating a pension for individuals who were earning enough to be able to afford to make a contribution towards a pension but were not currently doing so. This initiative built on previous changes, such as the introduction of personal pensions in 1988.

        Until the late 1990s, the UK's regulation of savings has largely focused on the sales process, rather than on the product design. With the advent of 'stakeholder' pensions, the government made a tentative step into product regulation—a pension product can only use the name 'Stakeholder' if it meets certain conditions, concerning charges, access and terms. However, the sales regulation for these pensions was just as onerous as for non-stakeholder pensions, with all sales requiring a full fact find of the customer to check suitability.

        Following the Sandler Review of 2001, the HM Treasury has been developing regulatory constraints for a new set of 'Stakeholder' products based on simplicity, charge caps, and safety (by controlling investment risk). These new stakeholder products will include a short-term cash deposit account, a medium-term savings vehicle, a pension (the existing stakeholder pension), and a Child Trust Fund (to which the government will contribute for every new-born child in the UK). It is proposed that this suite of products will operate within a lighter-touch regulatory regime, whilst minimizing potential customer detriment. See "—Supervision and Regulation of Prudential—UK Supervision and Regulation—Application of 2000 Act Regulatory Regime to Prudential—Regulation of Insurance Business".

        The product requirements, with the exception of the charge caps, have been determined. However, the lighter-touch sales approach is yet to be finalized. The HM Treasury is expected to issue a consultation paper on this subject in May 2004 and following consultation will complete its review in the last quarter of 2004. The extent of the industry's participation in the new stakeholder regime is likely to depend very heavily on the balance of charges available and costs associated with the new sales approach.

        The majority of the life and pensions business traditionally written in the United Kingdom is with-profits business. However, in response to regulatory scrutiny and subsequent changes in the regulatory environment and customer requirements, with-profits products are being increasingly supplemented by simpler unit-linked products. For a detailed description of Prudential's with-profits products and policies, "—Shareholders' Interests in Prudential's Long-term Insurance Business—With-profits Products".

Distribution

        Retail financial services and products are distributed face-to-face, through branches, tied agents, company salesforces and IFAs, or directly by mail, telephone and over the internet. Tied agents are exclusive agents who represent only one insurer and must offer customers the products most suitable to their needs, but only from the range of products offered by that insurer. In recent years the high costs of company salesforces and tied agency networks, combined with customers perceiving a lack of choice, have meant that salesforces and tied agents have lost significant market share to IFAs, with the result that many insurers, including Prudential, have chosen to close these tied agents and direct salesforce networks.

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

        The FSA announced a relaxation of the polarization rules in March 2001 with respect to stakeholder pension schemes and direct offer financial promotions for packaged products (which include life policies other than pure protection policies, pensions, regulated collective investment schemes and investment trust savings schemes). As a result of these changes, tied sales forces and appointed representatives of product provider firms are now free to market stakeholder pensions manufactured by any other company.

        The FSA indicated in January 2003 (in Consultation Paper 166, "Reforming Polarization: Removing the Barriers to Choice", in which the FSA makes a number of proposals for the reform of polarization which, if adopted, would fundamentally alter the relationship between product manufacturers and distributors) that further relaxation of the polarization restrictions will not be carried out until the FSA has concluded a separate consultation on introducing more transparency for customers on the cost of advice. The closing date for that consultation is June 1, 2004. See "—Supervision and Regulation of Prudential—UK Supervision and Regulation—Application of 2000 Act Regulatory Regime to Prudential—Regulation Application to Prudential's Insurance, Investment and Banking Business—FSA Conduct of Business Rules".

UK Business Units

UK and Europe Insurance Operations

        In 2003, operating profit before taxation from Prudential's long-term UK and Europe Insurance Operations was £256 million. This represented 84% of the total £305 million operating profit before amortization of goodwill and taxation recorded by Prudential in the United Kingdom and Europe from long-term and other operations. See Item 5, "—Operating and Financial Review and Prospects—Overview of Consolidated Results—Analysis by Geographic Region—UK Operating Results". The UK insurance operation's profit accounts for over 99% of the combined UK and Europe Insurance Operation's profit. Therefore this section primarily focuses on the UK Insurance Operation.

UK Insurance Operations

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

	Year Ended December 31,
	2003	2002	2001
	(In £ Millions)
Life insurance
With-profits	532	1,875	2,222
Unit-linked	617	396	339

Total life insurance	1,149	2,271	2,561
Pensions
With-profits individual	35	57	153
Unit-linked individual	59	88	186
Department of Work and Pensions rebates	383	305	249
Corporate	688	555	588

Total pensions	1,165	1,005	1,176
Pension annuities and other retirement products
Fixed	1,855	2,055	1,265
Retail Price Index	133	293	439
With-profits	59	117	131

Total pension annuities	2,047	2,465	1,835

Total new business premiums	4,361	5,741	5,572

        New business premiums in 2003 were £4,361 million, down 24% and 22% respectively on 2002 and 2001. This reduction principally reflects a 65% contraction in the with-profit bond market in 2003.

  Life Insurance Products

        Prudential's UK life insurance products are predominantly medium to long-term savings products with life cover attached, and also include pure protection (term) products. The main savings products Prudential offers are investment bonds.

  Savings Products—Investment Bonds

        Prudential offers customers a choice through a range of investment funds to meet different risk and reward objectives. Prudential launched the Flexible Investment Plan ("FIP") in November 2003. Through this plan, our customers have the option to invest in the Prudence Bond along with a range of unit linked bonds. Advisers can build an individual portfolio and asset allocation model to accurately match a client's risk / reward profile. FIP also gives financial advisers the opportunity to choose from different external fund management groups and the flexibility to make changes to portfolio and asset allocation over time.

        The Prudence Bond, a single premium, unitized with-profits policy with no fixed term, is in terms of market share one of the United Kingdom's leading investment bond products. Prudential launched the Prospect Bond, another single premium with-profits bond, in October 2003. The Prospect Bond gives investors the opportunity to move out of under-performing funds elsewhere in the market, and into the Prudential With-Profits Fund. In 2003, total new business premiums attributable to the Prudence Bond, Prospect Bond and the Prudential Investment Bond, were in excess of £511 million. Sales of Prudential's international with-profits bond, the International Prudence Bond, were £199 million in 2003.

        These with-profits products aim to provide capital growth over the medium to long-term, and access to a different range of investment sectors without the costs and risks associated with direct investment into these sectors. Capital growth for the policyholder on with-profits bonds is achieved by the addition of reversionary or regular bonuses, which are credited to the bond on a daily basis from investment returns achieved within Prudential Assurance's long-term with-profits fund, off-set by charges and expenses incurred in the fund. A final bonus may also be added when the bond is surrendered. The capital return on unit-linked bonds directly reflects the movement in the value of the assets underlying those funds. When funds invested in Prudential Assurance's long-term with-profits fund are either fully or partially withdrawn, Prudential may apply a market value adjustment to the amount paid out.

  Home Equity Release Plan

        In July 2003, Prudential launched a pilot to offer a Lifetime Mortgage product to customers aged 60 or over who wish to access the equity in the value of their home. Prudential provides this product via a partnership agreement with Northern Rock. These loans are typically used to supplement income in retirement. No capital repayments or interest payments are required during the customer's lifetime under the Lifetime Mortgage. The initial loan is restricted to a level such that on the death of the customer the debt plus accumulated interest should be repaid from a first charge on the value of the property. Northern Rock bear any risk that the value of the property is insufficient to cover the loan plus accumulated interest to the date of repayment. Under the partnership agreement, £7 million of Prudential branded Lifetime Mortgages were sold in 2003.

  Pension Products

        Prudential provides both individual and corporate pension products. In 2003, new business premiums totaled £94 million for individual pensions and £688 million for corporate pensions. Pension products are tax-advantaged long-term savings products that comply with rules established by the UK Inland Revenue and are designed to supplement state-provided pensions. These rules require that, upon retirement, maturity benefits are used to purchase pension annuities by policyholder election at retirement or at least by the age of 75, although they do permit a portion to be taken as a tax-free lump sum. Prior to retirement, these products typically have minimal mortality risk to Prudential and are primarily considered investment products. An exception is where a guaranteed annuity option has been offered on the product, with an element of risk to Prudential both in underlying mortality and investment assumptions.

        The Prudential ceased marketing Guaranteed Annuity Options ("GAOs") in 1987, but for a minority of corporate pension schemes GAOs still apply for new members. Current liabilities for this type of business make up less than 1% of the with-profits sub-fund.

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

        In 2003, Prudential launched a product designed to accept benefits from both defined benefit and defined contribution pension schemes which are winding-up (ceasing to exist), or being replaced by a new type of scheme.

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

  Department of Work and Pensions Rebates ("DWP Rebate")

        Prudential also provides individual personal pension products through the DWP Rebate arrangement. Under this arrangement, individuals may elect to contract out of the UK's State Second Pension (referred to as SP2) which was previously known as State Earnings Related Pension Scheme, administered by the UK Department of Work and Pensions. If an individual elects to contract out, then he or she will designate a pensions provider, such as Prudential. Premiums on products sold in this manner are paid through "rebates" from the Department of Work and Pensions, which represent the amount that would be otherwise paid into SP2. Rebate amounts are invested to provide benefits to the individual. Premiums from Department of Work and Pensions rebates are typically reported in the first quarter of each year. In 2003, Prudential recorded total premiums of £383 million from Department of Work and Pensions rebates.

  Corporate Pensions

        There are two categories of corporate pension products: defined benefit and defined contribution. Prudential has an established defined benefit plan client base that ranges from small unlisted companies to some of the largest companies in the United Kingdom. In addition, Prudential offers defined contribution products including additional voluntary contribution plans (UK regulations require that all companies that offer an occupational pension plan must also offer a group additional voluntary contribution plan to their employees). Additional voluntary contribution plans enable employees to make additional pension contributions, either regularly or as a lump sum, to supplement their occupational pension plans.

        Defined benefit plans and products continue to dominate the corporate pensions market in terms of funds under management. In recent years, however, most new plans established have been defined contribution products. In addition, there is an increasing trend among companies to convert existing schemes from defined benefit to defined contribution in order to stabilize or reduce potential pension liabilities.

        The products Prudential offers to the corporate pensions market are group unit-linked policies and with-profits policies. Prudential's defined contribution products are additional voluntary contribution plans, money purchase plans, grouped personal pension plans, group stakeholder pension plans and executive pension plans.

  Pension Annuities and other retirement products

        Prudential offers individual conventional immediate annuities that are either fixed or retail price-indexed (referred to as RPI), where annuity payments are guaranteed from the outset, or with-profits annuities, where annuity payments are variable. A total of £1,658 million of individual conventional annuities were sold in 2003. Of this total, £1,170 million were sold to existing Prudential customers with maturing pension policies. The other £488 million were sold to new customers, typically individuals with a pension maturing with another provider who chose Prudential to provide their annuity. Prudential also offers bulk annuities, whereby it manages the assets and accepts the liabilities, of a company pension scheme, usually when it is being wound up by the employer. Due to the nature of the product, the volume of Prudential's bulk annuity sales is unpredictable as it depends on the decision of scheme trustees. In 2003, Prudential sold £287 million of bulk annuities.

        Prudential's immediate annuity products provide guaranteed income for a specified time, usually the life of the policyholder, in exchange for a lump-sum capital payment. No surrender value is available under any of these products. The primary risk to Prudential from immediate annuity products, therefore, is mortality and credit risk.

  Fixed Annuities

        Prudential's conventional annuities include level (non-increasing), fixed increase and retail price index ("RPI") annuities. Prudential's fixed-increase annuities incorporate automatic increases in annuity payments by fixed amounts over the policyholder's life. The RPI annuities Prudential offers provide for a regular annuity payment to which an additional amount is added periodically based on the increase in the UK Retail Prices Index. In 2003, sales of RPI annuities were £133 million (including £75 million of bulk annuities). In 2003, sales of level and fixed-increase annuities amounted to £1,855 million (including £212 million of bulk annuities and £43 million of Flexible Retirement Income Account products ("FRIA")).

  With-profits Annuities

        Prudential is one of only a few companies in the United Kingdom writing with-profits annuities. In 2003, Prudential wrote £59 million of this business including £11 million of FRIA sales. Prudential's with-profits annuities combine the income features of annuity products with the investment smoothing features of with-profits products and enable policyholders to obtain equity-type returns over time. Policyholders select an "anticipated bonus" from the specific range Prudential offers for the particular product. The value of the annuity payment each year depends upon the anticipated bonus rate selected by the policyholder when the product is purchased and the bonuses Prudential declares each year during the term of the product. If bonus rates fall below the anticipated rate, then the annuity income falls.

  Flexible Retirement Income Account

        Flexible Retirement Income Account ("FRIA") offers customers a flexible retirement solution and consists of two separate products. The Flexible Income Draw-down Plan ("FIDP") offers wide investment choice, income flexibility and options on death, including the repayment of the remaining fund as a lump sum. Under the current rules for approval of pension schemes, customers can use this draw-down product to provide retirement income up to age 75. The Flexible Lifetime Annuity ("FLA") offers similar investment choice and income flexibility to FIDP but no lump sum death benefits. Prudential sold £54 million of the FRIA products in 2003.

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

        As part of the arrangements for the handover of the operations, new personal lines property and casualty insurance business for the three months to April 1, 2002, was written by Prudential with full reinsurance to Winterthur. Since April 1, 2002, all new Prudential branded personal lines property and casualty insurance business has been written in Churchill's name.

  Other Closed Businesses

        Prior to 1993, Prudential wrote a wide range of commercial lines property and casualty insurance business, which it sold through brokers and its company salesforce. Prudential also had a London Market operation and specialist marine and aviation insurance operations. Prudential withdrew from all of these areas and, consequently, these businesses are now in run-off. The total claims provisions established for these closed businesses amounted to £133 million, comprising net claims provisions of £103 million and a closure provision of £30 million, at December 31, 2003. Prudential believes these provisions are prudent and does not currently anticipate that it will need to make any further provisions in respect of these closed businesses.

UK Restructurings

        Restructuring of the Prudential UK Insurance Operations direct sales force and customer services channels, and the establishment of an Indian Service center were announced in 2001 and 2002, respectively. These are described in greater detail below. Restructuring has continued in 2003.

        In February 2001, Prudential announced the restructuring of the direct salesforce and customer service channels of its UK Insurance Operations. In November 2001, Prudential announced further details of changes to the future structure of those operations, in particular the intention to pursue a single brand strategy for life and pensions business, including the integration of its Scottish Amicable operations under the Prudential brand. The changes also included a simplification of the organizational structure and plans for a significant reduction in operating costs. The total cost in 2001 of this restructuring was £200 million with an additional £28 million and £32 million charged in 2002 and 2003 respectively. However the charge is anticipated to be offset by expected annual gross cost savings of £200 million (increased in July 2002 from the original target of £175 million) by the end of 2004.

        In September 2002, Prudential announced plans to establish an offshore service center in India to improve customer contact service levels for its UK Insurance Operations customers and to achieve further cost savings to those announced in November 2001. The new processing center has been established in Mumbai and opened in May 2003 and is expected to be fully operational later this year. The initiative is expected to generate future gross cost savings from 2006 of approximately £16 million per annum, of which approximately £4 million per annum is expected to be attributable to shareholders. As part of the restructuring Prudential plans to make 885 jobs in the United Kingdom redundant. The downsizing commenced in the final quarter of 2003.

        As part of all the restructurings referred to above, Prudential plans to make 4,900 jobs redundant, of which approximately 3,900 had been completed by December 31, 2003.

Distribution

        Prudential's UK Insurance Operations have a multi-channel distribution capability relying on direct to consumer, business to business, intermediaries and corporate partnerships.

  Direct to Consumer

        The direct to consumer distribution channel is primarily charged with increasing revenue from existing Prudential customers and by seeking new customers. The channel builds on the Service Related Sales unit and the Annuities Advice Center, through which customers are served and advised using the internet and telephone.

  Business to Business

        The business to business distribution channel focuses on the maximization of the value of the existing book of corporate pension schemes and winning new schemes. This channel targets Prudential's strong base of corporate pensions through workplace marketing. Prudential UK Insurance Operations corporate pension products are marketed through consulting actuaries, benefits advisers and its company employer and employee relationship management teams. Consulting actuaries and benefits advisers are IFAs, but are not generally the same as the retail IFAs being targeted via the intermediary channel discussed below. In addition, Prudential markets bulk annuities to trustees of Defined Benefit schemes via employee benefit consultants.

  Intermediaries

        The intermediary channel focuses on the distribution of products to individual customers via retail IFAs. This channel was restructured during 2001 to be closely aligned to the needs of Prudential UK Insurance Operations' key intermediary customers, focusing on the formation of closer relationships with the intermediaries that provide greatest value. A new infrastructure was created to customize the levels of support required by each key customer group in line with the value that each group generates. This realignment resulted in an increase in the number of telephone-based account managers and a fall in the number of field-based account managers.

  Corporate Partnerships

        The corporate partnerships channel (which we formerly referred to as the Affinities channel) focuses on developing strong relationships with banks, retail brands and other distributors. Corporate Partnerships also seeks to help our distribution partners in their distribution and product development strategies. In October 2002, Prudential's UK Insurance Operations announced an agreement with Abbey National to distribute the Prudence Bond in the United Kingdom. In January 2003, Zurich Financial Services signed a five-year distribution agreement for Zurich Advice Network to offer customers a Prudential annuity post depolarization and improved annuity rates pre-depolarization. Prudential has also signed a number of deals with banks to provide life insurance.

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

        Prudential continues to distribute the International Prudence Bond, an offshore with-profits bond, through master distributor IFA network relationships with Master Finance in Belgium, Pro Trust AG in Switzerland and Liechtenstein and Andrew Peat/Primeglobal in the Netherlands. Prudential is seeking new distribution partners in Europe to increase sales of the International Prudence Bond. Total premiums sold through these partners in 2003 was £74 million.

  Sale of German Business to Canada Life

        In November 2002, Prudential agreed to sell its in-force German life business to Canada Life for £82 million. The sale was completed on January 1, 2003. New business policies continued to be underwritten by Prudential International Assurance plc ("PIA") and all in-force business and new business was reassured to Canada Life, and Canada Life retroceded (onwardly reassured) the with-profits business to PAC. A full portfolio transfer was completed following High Court approval on 14 August 2003. The reassurance agreement from PIA to Canada Life was automatically cancelled as a result of the portfolio transfer. The with-profits retrocession agreement was also cancelled, and replaced by a new direct reassurance agreement from Canada Life to PAC.

  Closure of French Branch

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

        In June 2003, Prudential announced it was ceasing to write new business in France and from January 1, 2004 Prudential ceased selling the Prudential Europe Vie product in France. It will continue to administer existing policies.

  Sale of Prudential Europe Management Services

        In December 2003, Prudential announced the sale of Prudential Europe Management Services Limited to Capita Life and Pensions Services Ireland Limited for £16 million. As part of the transaction a ten year third-party administration contract was put in place between the company and Capital Life and Pensions Services Ireland Limited to ensure continuity of administration services to the company.

        PIA was excluded from the scope of this transfer and will remain a Prudential owned company focused on supporting the development of international offshore and cross-border business. PIA's role is to provide an opportunity for 'offshore' sales for UK Intermediaries ("UKI") together with sales into continental Europe on a 'Freedom of Services' basis (this means PIA can sell in European countries without establishing a local office) using Master Distributors distribution, which is similar to an IFA network in the UK. The significant increase in sales in 2003, from both UKI and Master Distributors, provides a platform for further development in 2004. PIA has recently launched in the Austrian market via one of its major Master Distributors.

M&G

        M&G is Prudential's fund management business in the United Kingdom and continental Europe and comprises retail, institutional and internal fund management activities. In 2003, M&G's profit accounted for £83 million of Prudential's 2003 UK operating profit before amortization of goodwill and taxation of £305 million.

        M&G Group plc was acquired by Prudential in 1999 and merged with its existing UK fund management operation, Prudential Portfolio Managers (referred to as PPM). In 2000, M&G transferred its Life & Pensions business to Prudential UK's Scottish Amicable unit and sold its segregated equities pension fund management business to concentrate its institutional business on managing fixed income and pooled pension mandates.

        M&G delivered strong underlying profit growth of 43% in 2003 despite continuing weakness in equity markets, with market rises in the second half of the year still leaving the FTSE All-Share Index averaging 11% less over the year than 2002. The strong growth in underlying operating profit is primarily a reflection of M&G's diversified revenue streams and disciplined cost management.

        Gross fund inflows into M&G's retail products were £1.2 billion in 2003, a 6% fall on 2002. Net fund inflows for 2003 were £184 million. This net positive funds flow together with valuation gains from higher bond and equity prices enabled M&G to consolidate its position as one of the top three retail fund managers in the United Kingdom, measured in terms of total funds under management (source: Investment Management Association).

        In its institutional business, M&G continued to leverage its position as one of the UK's leading innovators in fixed income fund management. Gross fund inflows of £2.6 billion were 6% up on 2002. Net institutional sales were £1.2 billion in 2003 which, together with valuation gains, resulted in a 22 per cent increase in the value of institutional funds managed by M&G at the end of 2003. M&G's segregated and pooled fixed income business benefited from increased asset allocations into fixed income by pension schemes and the private finance business closed two new collateralized debt obligations and were awarded the first ever European pension fund mandate to invest in leveraged loans.

        Over three years Prudential UK's main with-profits fund which is principally managed by M&G has generated annual returns 1 per cent higher than its strategic benchmark and 2.5 per cent higher than its competitor benchmark. This resulted in M&G earning a significant performance related fee. See "Item 5—Operating and Financial Review and Prospects—Analysis by Geographic Region—United Kingdom—UK and Europe Insurance Operations—M&G".

        The following table shows funds managed by M&G at the dates indicated.

	At December 31,
	2003	2002	2001
	(In £ Billions)
Retail fund management	10	9	10
Institutional fund management	14	12	10
Internal fund management	87	79	87

Total	111	100	107

Retail Fund Management

        M&G's retail fund management business comprises management and distribution of retail investment products. In its most important market, the United Kingdom, distribution is primarily via IFAs, though it also sells directly to customers and increasingly through internet-based fund supermarkets. M&G also markets to retail customers in certain European markets (via M&G International) and South Africa (via Prudential Portfolio Managers (South Africa)).

        During 2001 and 2002, M&G converted most of its UK retail product range from Unit Trusts (referred to as UTs) to Open Ended Investment Companies (referred to as OEICs). Although similar in structure, OEICs offer greater flexibility compared to UTs and can more easily be marketed to European customers, for reasons of regulation and tradition. This conversion was completed in 2003. M&G also manages a range of Investment Trusts (referred to as ITs).

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

  Individual Savings Accounts

        ISAs are investment "wrappers" of equity and fixed income based OEIC, UT and IT products that provide a tax advantage to the investor insofar as capital gains arise tax free. Contributions are currently subject to a £7,000 cap per investor, per tax year. M&G offers a range of ISAs investing in the underlying OEIC, UT and IT product ranges described above.

  Outsourced Retail Administration

        Following a review of its retail IT systems platform, M&G entered an agreement with International Financial Data Services Limited in November 2002 to outsource all of M&G's retail administration. The migration was completed in November 2003.

  M&G International

        M&G International was launched in February 2002, focusing initially on the distribution of M&G branded OEICs to retail investors in Germany, Austria, Italy and Luxembourg. Distribution in these markets is primarily via large IFAs and other institutions. Although market conditions have continued to be challenging for the launch of a mutual fund brand in continental Europe, a focused roll out in M&G's key markets continued in 2003 and M&G International closed 2003 with £69 million of funds under management and 90 distribution agreements in place.

  Institutional Fund Management

        Following the disposal of its segregated equities pension fund management business in 2000, M&G's institutional business is focused on fixed income and pooled pension mandates. Clients are typically large institutional investors, primarily pension funds and insurance companies. M&G believes that recent falls and increased volatility in global equity markets may cause many institutional investors to re-allocate assets away from equities and into alternate asset classes, such as fixed income. In addition to traditional institutional fund management activities M&G has also expanded its activities in more specialist areas, primarily through its Private Finance and Prudential Finance business units. Private Finance provides fund management services in project finance and securitized debt and Prudential Finance manages the Group's banking relationships, core debt issuance and commercial paper programs and provides capital market solutions for Prudential group companies.

  Internal Fund Management

        M&G's internal fund management activities are based in the United Kingdom. Total internal funds under management at December 31, 2003 were £87 billion. Internal funds are invested by M&G in equities, fixed income securities, property and private equity.

        Where Prudential chooses to invest internal funds in the United States or Asia, this is done through PPM America in the United States and Prudential Asset Management in Asia. See "—US Business—PPM America" and "—Asian Business—Funds Management" for descriptions of PPM America and Prudential Asset Management, respectively.

Egg

        Egg had a total loss on ordinary activities before taxation in 2003 of £34 million, against a £17 million loss in 2002. In 2002, Egg booked an exceptional profit of £3 million from the sale of 15% of Fundsdirect, a subsidiary of Egg, to Prudential. Upon consolidation, this gain was eliminated and a pre-tax loss of £20 million was included in the Prudential Group results.

        In the United Kingdom, Egg delivered an operating profit of £73 million in 2003, compared with a £35 million operating profit in 2002. Its total UK customer base increased by 635,000 to 3.2 million. In France, Egg recorded an £89 million loss compared to a £47 million loss in 2002. In addition in 2003, Egg incurred a £10 million charge for restructuring which principally relates to the reorganization of the IT development and support function and a head count reduction in the fourth quarter.

        The following table shows the total product balances for both Egg and Prudential branded products at the dates indicated.

	At December 31,
	2003	2002	2001
	(In £ Millions)
Customer savings	6,452	8,016	5,945
Mortgage loans	1,995	2,360	2,429
Credit card receivables	3,131	2,338	1,769
Personal loans	1,785	973	597

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

        At Egg's launch, the initial business plan predicted £5 billion in deposits in the first five years. That goal was achieved within the first seven months of operation, principally through a combination of a successful brand launch and market-leading pricing. By April 1999, Egg began accepting new applications for deposit accounts exclusively through the internet and, since then, its business model has remained internet-led, supported by the telephone and has focussed primarily on unsecured lending products.

Products

        Egg's own-branded banking product portfolio includes credit cards, savings accounts, mortgages and personal loans. Egg Card, the UK's first credit card designed for the internet, was launched in September 1999. Since launch, Egg has achieved a market share of almost 6% of outstanding UK credit card balances at December 31, 2003 and the balance outstanding on credit cards stood at £3,015 million. At December 31, 2003, Egg's branded savings in the UK totaled in £6,164 million and Egg's own-branded mortgage balances stood at £1,197 million and its personal loan balances stood at £1,773 million. Both mortgages and personal loans can be applied for over the internet.

        Egg also launched an independent, execution-only unit trust supermarket on its website in March 2000 and, as at December 31, 2003, had £174 million of related funds under management. Egg also offers motor, travel, home and contents and life assurance, with each product type underwritten by a different insurer. Egg receives commission for selling these policies. There were 118,000 customers insured under such policies at December 31, 2003.

        In the UK, Egg also manufactures Prudential branded products. These Prudential product balances, included in the above table, were £798 million of mortgage loans, total savings of £185 million, and £2 million of personal loans at December 31, 2003.

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

Acquisitions

        In May 2002, Egg acquired 100% of Zebank, a French direct financial services company, for £22.8 million in cash (€36 million). The fair value of Zebank's net assets on May 22, 2002, the date the transaction was completed, was £20.3 million (€32 million).

        On November 1, 2002, Egg launched its first retail financial services product in France, an international VISA card, "la Carte Egg". The start-up costs in preparing for launch and building the brand led to a loss of £47 million in the period from acquisition to December 31, 2002. By December 31, 2002 69,000 potential customers had applied for the card and at December 31, 2003 Egg France had 130,000 customers, with 66,000 credit cards in issue and a credit card balance outstanding of £120 million. The Egg France operating loss in 2003 was £89 million.

        In January 2002, Egg announced it had acquired Fundsdirect for £2.9 million. The merger of Egg Invest with Fundsdirect represents the consolidation of two of the United Kingdom's leading fund supermarkets, combining Egg's leading edge, scale, digital services capability and consumer offering with Fundsdirect's plans to serve the business to business marketplace. The fair value of the net assets acquired on the date of acquisition was £0.9 million.

Reinsurance

        In view of the size and spread of Prudential Assurance's long-term insurance fund, there is little need for reinsurance to protect this business. Some limited reinsurance is maintained and treaties relating to critical illness, permanent health insurance and term insurance are in place.

Reserves

        In the United Kingdom, a long-term insurance company's reserve requirements are determined by its appointed actuary, subject to minimum reserve requirements. These minimum reserve requirements are established by the rules of the Interim Prudential Sourcebook for Insurers and have been interpreted by mandatory professional guidance notes.

        The reserves are published in annual returns to the UK supervisory authority. In practice, similar provisions are included in the life insurance company's statutory accounts with limited adjustments. Whether an employee of, or consultant to, an insurance company, an appointed actuary must give due regard to policyholders' reasonable expectations in making recommendations to a company's board of directors. Mandatory professional guidance notes require an appointed actuary to report directly to the UK supervisory authority any serious concerns regarding a company's ability to meet the reasonable expectations of its policyholders.

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

Financial Strength of Prudential Assurance's Long-term Fund

        A common measure of financial strength in the UK for long-term insurance business is the free asset ratio. The free asset ratio is the ratio of assets less liabilities to liabilities, and is expressed as a percentage of liabilities. On a comparable basis with 2002 the free asset (or Form 9) ratio of the Prudential Assurance Company (PAC) long-term fund was 10.5 per cent at the end of 2003, compared with 8.4 per cent at December 31, 2002.

        The valuation has been prepared on a conservative basis in accordance with the current Financial Services Authority (FSA) valuation rules, and without the use of implicit items. No allowance has been taken for the present value of future profits and the PAC long-term fund has not entered into any financial reinsurance contracts, with the exception of certain treaties with a value of approximately £49 million, which were transferred from Scottish Amicable Life plc (referred to as SAL) when that Company's business transferred into the PAC long-term fund at the end of 2002.

        On the "realistic" basis for solvency the fund is very strong. See "—Realistic Financial Strength Reporting" below.

        Solvency requirements in the United Kingdom include the establishment of a resilience reserve which makes prudent allowance for potential future movements in investment values. As at December 31, 2003, Prudential's overall liability was determined based on the following resilience scenario required by regulation:

  •
  a fall in equity values of 19%,

  •
  a fall in property values of 20%, and

  •
  a rise in interest rates of 2%.

        The long-term funds remain well capitalized and the PAC long-term fund is rated AA+ (stable outlook) by Standard & Poor's, Aa1 (stable outlook) by Moody's and A++ by AM Best Co. The ratings from Standard & Poor's and Moody's for Prudential Assurance's long-term fund represent the second highest ratings out of 8 and out of 9 in their respective rating categories, and the rating from AM Best Co represents the highest rating out of their 16 rating categories.

        The table below shows the change in the investment mix of the PAC long-term with-profits fund:

	At December 31,
	2003%	2002%	2001%
UK equities	33	32	39
International equities	15	13	14
Fixed income securities	31	33	28
Cash and other asset classes	4	4	4
Property	17	18	15

Total	100	100	100

        For the PAC long-term with-profits fund at December 31, 2003, 84% of the fixed income securities investments were investment grade with 27% rated AA or above. For Prudential Annuities Limited, 97% of the fixed income securities investments were investment grade with 44% rated AA or above. For Prudential Retirement Income Limited, 99% of total assets were investment grade with 56% rated AA or above.

        With-profits contracts are long-term contracts with relatively low guaranteed amounts, the nature of which permits Prudential to invest primarily in equities and real estate. However, over the period from 1999 to mid-2001 Prudential Assurance's long-term with-profits fund reduced its exposure to equities. There was also a re-weighting within equities out of the United Kingdom and into overseas equities. This change in asset mix reflected Prudential's view that equity valuations were high and that other assets, particularly corporate bonds, were relatively attractive. The change within equities improved diversification and reduced expected fund volatility. The change in asset mix in recent years has had a substantial beneficial impact on investment returns. The broad asset mix will continue to be reviewed as the economic environment and market valuations change. The fall in the proportion of investments held in equities in 2002 compared to 2001 reflects the relative decline in value of the equity holdings during the year. There was no active move out of equities in the year.

        The investment return on the PAC long-term with-profits fund was 16.5% in the year to December 31, 2003 compared with the rise in the FTSE 100 share index of 17.9% (total return) and the FTSE All-Share index of 20.9% (total return).

Realistic Financial Strength Reporting

        The FSA's view is that the current regulations for determining with-profits reserves on a statutory basis, whilst prudent, do not robustly relate the degree of prudence to the actual risks faced. A specific issue is that the degree of prudence increases as market values decline. The result is that companies can come under pressure to sell equities to meet the existing solvency regulations, even though this may not be in the best long-term interests of policyholders.

        In order to address these issues, the FSA has published its plans for a more "realistic" valuation basis which will apply from late 2004.

        Prudential supports the FSA's objective of moving as rapidly as possible to a more realistic basis of solvency reporting. This will make companies' financial health more transparent to policyholders, IFAs and regulators alike, and enable more informed choices to be made by policyholders. The PAC long-term with-profits fund is very strong with the inherited estate (free assets) measured on a realistic basis, with liabilities recorded on a market consistent basis calculated using the approach set out in the ABI guidance, valued at around £5 billion at the year end before a deduction for the risk capital margin. The approach to realistic reporting may change pending confirmation of the FSA regulations and guidelines. Prudential has been managing the fund for many years on a realistic basis using a mean-reverting stochastic model.

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

        With-profits policies are supported by a with-profits fund. Prudential's primary with-profits fund is part of Prudential Assurance's long-term fund. With-profits products provide benefits that are generally either the value of the premiums paid, less charges and fees and with the addition of declared bonuses, or the guaranteed death benefit with the addition of declared bonuses. Smoothing of investment returns is an important feature of with-profits products. It is designed to reduce the impact of fluctuations in investment return from year to year and is accomplished predominantly through the level of final bonuses declared.

        The return to Prudential's shareholders in respect of with-profits business Prudential writes is an amount equal to up to one-ninth of the value of the bonuses Prudential credits or declares to policyholders in that year. Prudential has a large block of in-force with-profits business with varying maturity dates that generates a relatively stable stream of shareholder profits from year to year.

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

        In 2003, Prudential declared total bonuses of £2,093 million from Prudential Assurance's long-term fund, of which £1,884 million was added to with-profits policies and £209 million was distributed to shareholders. This includes annual bonus rates of 3.25% for the Prudence Bond and 3.25% for personal pensions. In 2002, Prudential declared total bonuses of £2,724 million from Prudential Assurance's long-term fund, of which £2,451 million was added to with-profits policies and £273 million was distributed to shareholders. This included annual bonus rates of 3.25% for the Prudence Bond and 3.5% for personal pensions. In 2001, Prudential declared total bonuses of £3,100 million, of which £2,790 million was added to with-profits policies and £310 million was distributed to shareholders. This included annual bonus rates of 4.0% for the Prudence Bond and 4.5% for personal pensions. Along with the rest of the UK insurance industry, Prudential has reduced its bonus rates over the last three years reflecting the lower investment returns expected in the future, and the returns earned by its long-term funds.

        The closed Scottish Amicable Insurance Fund (referred to as SAIF) declared total bonuses in 2003 of £379 million, compared to £601 million in 2002 and £690 million in 2001. Shareholders have no interest in profits from the SAIF fund, although they are entitled to the investment management fees paid by this business. For greater detail on the SAIF fund, see "—The SAIF Sub-fund and Accounts" below.

        The FSA and HM Treasury are currently conducting independent reviews of with-profits business in the United Kingdom. See "—Supervision and Regulation of Prudential—UK Supervision and Regulation".

Surplus Assets in Prudential Assurance's Long-term With-profits Fund

        The long-term fund contains the amount that PAC expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the with-profits sub-fund is equal to the policyholders' accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the with-profits sub-fund is called the "inherited estate" and represents the major part of the working capital of Prudential's long-term fund which enables PAC to support with-profits business by:

  •
  providing the benefits associated with smoothing and guarantees;

  •
  providing investment flexibility for the fund's assets;

  •
  meeting the regulatory capital requirements, which demonstrate solvency;

  •
  absorbing the costs of significant events, or fundamental changes in its long-term business without affecting bonus and investment policies.

        The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

        Prudential believes that it would be beneficial if there were greater clarity as to the status of the inherited estate and therefore it has discussed with the Financial Services Authority (FSA) the principles that would apply to any re-attribution of the inherited estate. No conclusions have been reached. Furthermore, Prudential expects that the entire inherited estate will need to be retained within the long-term fund for the foreseeable future to provide working capital and so it has not considered any distribution of the inherited estate to policyholders and shareholders. Prudential estimates that at December 31, 2003, the value of the inherited estate was more than £6 billion compared to around £5 billion at the end of 2002.

        The costs associated with the mis-selling review of Prudential's with-profits personal pensions have been met from the inherited estate. Accordingly, these costs have not been charged to the asset shares used in the determination of policyholder bonus rates. Hence policyholders' pay-out values have been unaffected by personal pension mis-selling.

Depletion of Surplus Assets and Shareholders' Contingencies

        As a proprietary insurance company, Prudential Assurance is liable to meet its obligations to policyholders even if the assets of the long-term funds are insufficient to do so. The assets, in excess of amounts expected to be paid for future terminal bonuses and related shareholder transfers (the excess assets) in the long-term funds, represented by the Fund for Future Appropriations could be materially depleted over time by, for example, a significant or sustained equity market downturn, costs of significant fundamental strategic change or a material increase in the pension mis-selling provision. In the unlikely circumstance that the depletion of the excess assets within the long-term fund was such that the Group's ability to satisfy policyholders' reasonable expectations was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders' funds to the long-term funds to provide financial support.

        In 1998, Prudential stated that deducting personal pensions mis-selling costs from the inherited estate of the With-Profits Sub-Fund would not impact the Company's bonus or investment policy. The Company gave an assurance that if this unlikely event were to occur, it would make available support to the fund from shareholder resources for as long as the situation continued, so as to ensure that policyholders were not disadvantaged.

        The assurance was designed to protect both existing policyholders at the date it was announced, and policyholders who subsequently purchased policies while the pension mis-selling review was continuing. The mis-selling review was completed on June 30, 2002 and consequently the assurance has not applied to new business issued since January 1, 2004. New business in this context consists of new policies, new members to existing pension schemes plus regular and single premium top-ups, transfers and switches to existing arrangements. The assurance will continue to apply to any policy in force as at December 31, 2003, both for premiums paid before January 1, 2004 and for subsequent regular premiums (including future fixed, retail price index or salary related increases and Department for Work and Pensions rebates).

        The maximum amount of capital support available under the terms of the assurance for policies in-force at December 31, 2003 will reduce over time as we pay claims on the policies covered by it.

        The bonus and investment policy for each type of with-profits policy is the same irrespective of whether or not the assurance applies. Hence removal of the assurance for new business has had no impact on policyholder returns and this is expected to continue for the foreseeable future.

The SAIF Sub-fund and Accounts

        The SAIF sub-fund is a ring-fenced sub-fund of Prudential Assurance's long-term fund and was formed following the acquisition of the mutual Scottish Amicable Life Assurance Society in 1997. No new business may be written in SAIF, although regular premiums are still being paid on policies in force at the time of the acquisition and "top-ups" are permitted on these policies.

        This fund is solely for the benefit of those Scottish Amicable Life Assurance Society policyholders whose policies were transferred to SAIF. Shareholders have no interest in the profits of this fund, although they are entitled to the investment management fees paid on this business. The brand name and rights to profit on new business were transferred to a new Prudential subsidiary, Scottish Amicable Life plc, which operated for the benefit of shareholders.

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

        Prudential Assurance's long-term fund made a further payment of £185 million to qualifying Scottish Amicable Life Assurance Society policyholders for the use of the Scottish Amicable brand and future expense synergies. This payment will be recovered by the long-term fund by means of a combination of a service agreement and a license fee agreement with Craigforth Services Limited now renamed Prudential UK Service Limited, a shareholder-owned service company set up at the time of the acquisition.

        In addition to the payments described above, shareholders paid £415 million to qualifying Scottish Amicable Life Assurance Society policyholders, representing goodwill, and £70 million for certain Scottish Amicable Life Assurance Society strategic investments.

        With the exception of certain guaranteed annuity products—referred to on the following page, the majority of SAIF with-profits policies do not guarantee minimum rates of return to policyholders. Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the Prudential Assurance long-term fund would be liable to cover any such deficiency. At December 31, 2003, the excess of SAIF assets over guaranteed benefits was £1,404 million. Due to the quality and diversity of the assets in SAIF, the excess of assets stated above and the ability of SAIF to revise guaranteed benefits in the event of an asset shortfall, the directors believe that the probability of either the Prudential Assurance long-term fund or the Group's shareholders' funds having to contribute to SAIF is remote.

Non-participating Business

        The majority of Prudential-branded non-participating business is written in Prudential Assurance's long-term fund or by subsidiaries owned by the fund. Prudential's principal non-participating business is Prudential Annuities Limited (referred to as PAL), which is wholly owned by PAC's with-profits fund. The profits on this business are attributable to the fund and not to shareholders, although indirectly shareholders get one ninth of additional amounts paid to policyholders through the declaration of bonuses. In 2001, Prudential started to write new bulk annuity and individual external annuity business through Prudential Retirement Income Limited (referred to as PRIL), from which the profits are attributed solely to shareholders.

        The unit-linked business written by Prudential Assurance and Prudential International Assurance is written with capital provided by shareholders. At December 31, 2002 all of the Scottish Amicable Life plc business transferred to Prudential Assurance's long term fund. In 2003, ex-Scottish Amicable internal vestings (annuity sales arising from maturing in-force pension books) were transferred from PAL to the Prudential Assurance Company shareholders' fund. All profit from these businesses accrue to the shareholders.

Guaranteed Annuities

        Prudential Assurance sold guaranteed annuity products in the UK and held a provision of £35 million at December 31, 2003 within the main with-profits fund to honor guarantees on these products. The Group's main exposure to guaranteed annuities in the UK is through the Scottish Amicable Insurance Fund (SAIF) and a provision of £649 million was held in SAIF at December 31, 2003 to honor the guarantees. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, this provision has no impact on shareholders. See "—Shareholders' Interests in Prudential's Long-Term Insurance Business—The SAIF Sub-fund and Accounts".

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

Mortgage Endowment Products Review

        In common with several other UK insurance companies, the Group used to sell low-cost endowment products related to repayment of residential mortgages. At sale, the initial sum assured is set at a level such that the projected benefits, including an estimate of the annual bonus receivable over the life of the policy, will equal or exceed the mortgage debt. Because of a decrease in expected future investment returns since these products were sold, the FSA is concerned that the maturity value of some of these products will be less than the mortgage debt. The FSA has worked with insurance companies to devise a program whereby the companies write to customers indicating whether they may have a possible shortfall and outline the actions that the customers can take to prevent this possibility.

        The Group's main exposure to mortgage endowment products is in respect of policies issued by Scottish Amicable Life plc (SAL) and policies issued by Scottish Amicable Life Assurance Society (SALAS) and transferred into the Scottish Amicable Insurance Fund (SAIF). The FSA issued a report in March 2001 raising concerns regarding the conduct of sales of these products by tied agents of SAL and in March 2003 it fined SAL £750,000 in respect of cases where advisers did not place appropriate emphasis on identifying whether a customer was prepared to take the risk that their mortgage might not be repaid at the end of the term. A provision of £25 million was made in 2001 in SAL for cases that may require redress. At December 31, 2003, the provision was £8m. At the FSA's request, wording is also being included (for a period of one year) in the annual re-projection letters issued to policyholders of both SAL and SAIF, whose policy was sold to them by tied agents of SALAS, inviting them to respond if they feel that the policy was mis-sold. In anticipation of the response to these letters, a provision of £31 million was set up in SAIF at December 31, 2003. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, this provision has no impact on shareholders. Scottish Amicable withdrew from the mortgage endowment product market in April 2001 and disbanded its network of tied agents in October 2001.

        Compensation of £11 million in respect of mis-sold endowment products was paid in 2003 by Prudential Assurance's main with-profits fund and a further provision of £34 million was established in the fund at December 31, 2003. This provision has no impact on the Group's profit before tax.

Pension Mis-selling

        In 1988, the UK government introduced new pensions legislation intended to encourage more individuals to make their own arrangements for their pensions. During the period from April 1988 to June 1994, many individuals were advised by insurance companies, Independent Financial Advisers and other intermediaries to not join, to transfer from or to opt out of their occupational pension schemes in favor of private pension products introduced under the UK Income and Corporation Taxes Act 1988. The UK insurance regulator (previously the Personal Investment Authority, now the Financial Services Authority, (FSA)) subsequently determined that many individuals were incorrectly advised and would have been better off not purchasing the private pension products sold to them. Industry participants are responsible for compensating the persons to whom private pensions were mis-sold. As a result, the FSA required that all UK life insurance companies review their potential cases of pension mis-selling and pay compensation to policyholders where necessary and, as a consequence, record a provision for the estimated costs. Prudential met the FSA's requirement of issuing offers to all cases by June 30, 2002.

        Provisions in respect of the costs associated with the review have been included in the change in the long-term technical provision in Prudential's profit and loss account. Within the long-term technical provisions, the transfer from the FFA has been determined accordingly. See Item 5 "Operating and Financial Review and Prospects—Analysis by Geographic Region—United Kingdom—Fund for Future Appropriations" for more information on the FFA. Prudential established an initial provision in 1994 that was increased to £1,700 million by January 1, 2000. Subsequent movements in the pension mis-selling provision, including internal and external legal and administrative costs, have been as follows:

	Year Ended December 31,
	2003	2002	2001
	(In £ Millions)
Balance at January 1	730	1,065	1,475
Changes to actuarial assumptions and method of calculation	(131)	(50)	(89)
Discount accretion	21	53	89
Redress to policyholders	(56)	(292)	(273)
Payments of administrative expenses	(34)	(46)	(137)

Balance at December 31	530	730	1,065

        In 2003, the provision for pension mis-selling decreased by £200 million as well as decreasing by £335 million and £410 million in 2002 and 2001, respectively. The reasons for this movement are highlighted below.

        In 2003, 2002 and 2001, the provision was decreased by £131 million, £50 million and £89 million, respectively, to reflect changes in the method of calculation resulting from new requirements issued by the UK regulator and changes in the interest rate and mortality assumptions used.

        The pension mis-selling provision represents the discounted value of future expected payments and, as a consequence, to the extent that amounts have not been paid, the provision increases each year reflecting the shorter period of the discount. The increase in the provision relating to the accretion of the discount amounted to £21 million in 2003, £53 million in 2002 and £89 million in 2001.

        The directors believe that, based on current information, the provision, together with future investment return on the assets backing the provision, will be adequate to cover the costs of pension mis-selling as well as the costs and expenses of the Group's pension review unit established to identify and settle such cases. Such provision represents the best estimate of probable costs and expenses. However, there can be no assurance that the current provision level will not need to be increased.

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

        As mentioned above, the costs associated with the mis-selling review have been met from the inherited estate. Accordingly, these costs have not been charged to the asset shares used in the determination of policyholder bonus rates. Hence policyholders' pay-out values have been unaffected by pension mis-selling. See "Shareholders' Interests in Prudential's Long-term Insurance Business—Depletion of Surplus Assets and Shareholder's Contingencies."

Free Standing Additional Voluntary Contribution Business

        In February 2000, the FSA ordered a review of Free Standing Additional Voluntary Contribution business, which constitutes sales of personal pensions to members of company pension schemes. Individuals who purchased these pensions instead of the Additional Voluntary Contributions (AVC) scheme connected to their company's pension scheme may have been in a better financial position investing their money, and any matching contributions from their employers, in their company's AVC scheme. The FSA's review was to ensure that any employees disadvantaged due to not being properly informed of the benefits foregone from not investing in their AVC scheme were compensated.

        The review required companies to identify relevant investors and to contact them with an offer to review their individual cases. The Group met the deadline set by the FSA to issue offers to all cases by December 31, 2002. As a result of the review, the Group held a provision of £2 million at December 31, 2003.

US Business

        Prudential conducts its US insurance operations through Jackson National Life Insurance Company and its subsidiaries, including Jackson Federal Bank, Prudential's savings and loan institution, and Curian Capital LLC, a registered investment advisor. The US operations also include PPM America, Prudential's US internal and institutional fund manager, and Prudential's US broker-dealer operations (National Planning Corporation, SII Investments, Inc., IFC Holdings, Inc. and Investment Centers of America, Inc.). At December 31, 2003, Prudential's US operations had approximately 1.6 million policies and contracts in effect and PPM America managed some US$68 billion (£38 billion) of assets. In 2003, total new business premiums were £4,066 million and statutory operating profit before amortization of goodwill and tax was £162 million.

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

        There has been increasing convergence among US retail financial services providers as regulatory barriers have begun to erode and competition in the US life insurance industry has increased. Over capacity in the industry generally has also contributed to competitive pricing and fueled consolidation, presenting opportunities to companies with financial strength and below industry-average cost structures.

        The US investment markets experienced two years of unusually poor returns in 2001 and 2002, with equity markets suffering significant declines and bond defaults reaching record levels. Like its competitors, Jackson National Life was affected by these market forces. The market in 2003, was also affected by weak growth in the economy at the start of the year and declining interest rates. However, there was dramatic growth in the second half of 2003 and the first annual, positive stock index gains in three years.

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

        The above trends reversed in 2001 when, for the first time in twelve years, industry-wide variable annuity sales did not increase. In 2002, annuity providers continued to face the challenges of the previous year. By year-end 2002, the S&P 500 and NASDAQ Composite Indices had declined from their year 2000 peaks by 40% and 67%, respectively. In these volatile equity markets, annuity sales have been a clear illustration of a flight to safety. In 2002, total industry individual annuity sales increased by 20% to $223 billion, with the bulk of the increase coming from a continuing surge in fixed annuity sales. Nevertheless, variable annuity sales managed some increase in 2002, with significant amounts going to fixed account options.

        In 2003, total industry individual variable annuity sales have been driven by sales of principal guaranteed benefits and living benefits, and by contract holders shifting from fixed options and fixed income funds into equities as these markets improved. This resulted in an increase in total industry individual variable annuity sales of 11% in 2003. At the same time, total industry individual fixed annuity sales fell by 15% reflecting declining interest rates, tightening spreads and declining margins.

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

        In contrast, broker-dealers are licensed to sell products regulated by the Securities and Exchange Commission, such as variable annuities. Broker-dealers maintain "panels" of preferred providers for each type of product. Broker-dealers are often organized into firms and networks typically depending on size and function. These consist of large broker-dealers specializing in security sales and underwriting, regional broker-dealers who sell securities and perform some underwriting functions, and independent broker-dealers who primarily specialize in financial planning activities. Many insurance companies now own financial planner broker-dealers.

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

        The registered investment advisor market began as a service offered to very high-net worth investment clients, focusing on platforms rather than specific products, and providing institutional-quality management, custom portfolios, and tax services. The industry has evolved to offer personalized investment advice, very high quality money management, good returns, and reasonable costs to a broader range of clients.

Jackson National Life

        Jackson National Life is a leading provider of long-term savings and retirement products to retail and institutional customers throughout the United States. Jackson National Life offers variable annuities, equity-indexed annuities, individual fixed annuities, life insurance and institutional products. By developing and offering a wide variety of products, Jackson National Life believes that it has positioned itself to compete effectively in various stock market and interest rate environments. Jackson National Life markets its retail products through various distribution channels, including independent agents, broker-dealer firms (including financial planners), regional broker-dealers, banks and the registered investment advisor channel.

        The interest-sensitive fixed annuities, equity-indexed fixed annuities, immediate annuities and life insurance products are sold through independent agents, broker-dealers and banks. For variable annuity products, which can only be sold through broker-dealers licensed by the US National Association of Securities Dealers, Jackson National Life has selling agreements with such firms and is continuing to focus on its own broker-dealer distribution channel. Its group pension department sells institutional products. In early 2003, Jackson National Life commenced operating in the registered investment advisor channel, with the launch of Curian Capital, LLC.

Products

        The following table shows total new business premiums in the United States by product line and distribution channel for the periods indicated, and policyholder reserves by product line. Total new business premiums include deposits for investment contracts with limited or no life contingencies.

	Year Ended December 31,
				Policyholder Reserves At December 31, 2003
	2003	2002	2001
	(In £ Millions)
By Product
Annuities
Fixed annuities
Interest-sensitive	1,279	2,647	1,812	11,741
Equity-indexed	255	254	271	1,598
Immediate	96	61	87	670
Variable annuities	1,937	1,363	768	5,699

Total	3,567	4,325	2,938	19,708

Life insurance	13	22	22	2,811

Institutional products
GICs and funding agreements	183	292	170	1,026
Medium term note funding agreements	303	1,118	1,504	3,247

Total	486	1,410	1,674	4,273

Total	4,066	5,757	4,634	26,792

By Distribution Channel
Independent agents	846	1,443	1,139
Bank	1,007	1,568	1,052
Broker-dealer	1,728	1,336	769
Group pension department	485	1,410	1,674

	4,066	5,757	4,634

  Annuities

  Fixed Annuities

  Interest-sensitive Annuities

        In 2003, interest-sensitive fixed annuities accounted for 31% of total new business premiums and 44% of policyholder reserves of the US operations. Interest-sensitive fixed annuities are primarily deferred annuity products that are used for retirement planning and for providing income in retirement. They permit tax-deferred accumulation of funds and flexible payout options.

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

        The policy provides that at Jackson National Life's discretion it may reset the interest rate, subject to a guaranteed minimum. The minimum guarantee varies from 1.5% to 5.5%, depending on the date of issue, with 71% of the fund at 3% or less at December 31, 2003. In addition, Jackson National Life also offers multi-year guaranteed products.

        When the annuity matures, Jackson National Life either pays the amount in the policyholder's account to the policyholder or begins making payments to the policyholder in accordance with the policyholder's instructions. Fixed annuity policies provide for surrender charges to be assessed on surrenders generally for the first seven to nine years of the policy.

        Approximately 26% of the interest-sensitive fixed annuities Jackson National Life wrote in 2003 provide for an adjustment, referred to as a market value adjustment, on surrenders in the surrender period of the policy. This formula based adjustment approximates the change in value that assets supporting the product would realize as interest rates move up or down. This adjustment can be positive or negative. The minimum guaranteed rate is not affected by this adjustment.

        Jackson National Life bears the investment and surrender risk on interest-sensitive fixed annuities, and its profits come from the spread between the yield on investments and the interest credited to policyholders (net of any surrender charges or market value adjustment) less initial and recurring expenses.

  Equity-indexed Annuities

        Jackson National Life ranked eleventh in the sale of equity-indexed annuities in the United States in 2003. Equity-indexed annuities accounted for 6% of total new business premiums in 2003 and 6% of policyholder reserves of US operations. Equity-indexed annuities vary in structure, but generally are deferred annuities that enable policyholders to obtain a portion of an equity-linked return but provide a guaranteed minimum return.

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

  Immediate Annuities

        In 2003, immediate annuities accounted for 2% of total new business premiums and 3% of policyholder reserves of US operations. Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period of years and/or the life of the policyholder. If the term is for the life of the policyholder, then Jackson National Life's primary risk is mortality risk. This product is generally used to provide a guaranteed amount of income for policyholders and is used both in planning for retirement and in retirement itself. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and is guaranteed for the term of the annuity.

  Variable Annuities

        Jackson National Life began offering variable annuity products in 1995. In 2003, variable annuities accounted for 48% of total new business premiums and 21% of policyholder reserves of US operations. Variable annuities are deferred annuities that have the same tax advantages and payout options as interest-sensitive and equity-indexed fixed annuities. They also are used for retirement planning and to provide income in retirement.

        The primary differences between variable annuities and interest-sensitive and equity-indexed fixed annuities are investment risk and return. If a policyholder chooses a variable annuity, the rate of return will depend upon the performance of the underlying fund portfolio. The policyholder bears the investment risk except for fixed account options, where Jackson National Life guarantees a minimum fixed rate of return. In most cases, variable annuities also offer various types of elective benefits. Enhanced death benefits guarantee that on death the policyholder receives a minimum value regardless of past market performance. These guaranteed death benefits might be expressed as the return of original premium, the highest past anniversary value of the policy, or as the original premium accumulated at a fixed rate of interest. Certain of the variable annuities also offer a guaranteed minimum income benefit, which provides for a minimum floor level of benefits upon annuitization, and a guaranteed minimum withdrawal benefit which provides a guaranteed return of principal invested, by allowing for periodic withdrawals of no more than a specified percentage of the initial premium each year, regardless of the value of the investments under the contract. Jackson National Life charges a premium for these elective benefits.

        Jackson National Life credits premiums on variable annuities to a separate account or to the fixed account, depending on the policyholders' elections. The policyholders determine how the premiums will be allocated by choosing to allocate all or a portion of their accounts either to a variety of variable sub-accounts, with a choice of investment managers, or to guaranteed fixed-rate options. The rate of election of the fixed account option within variable annuities in 2003 of 48% compares with 58% in 2002. The value of the portion of the separate account allocated to variable sub-accounts fluctuates with the underlying investment. Jackson National Asset Management, LLC (a subsidiary of Jackson National Life) earns fee income as the investment adviser for the underlying funds and has retained the services of a number of other investment advisers to act as sub-advisers to Jackson National Asset Management, LLC. Additionally, Jackson National Life Distributors, Inc. (a subsidiary of Jackson National Life) earns 12b-1 fee income for marketing the funds.

        The non-fixed account portion of variable annuity products is backed by specific assets that are held in a separate account. The assets in this separate account are "segregated" pursuant to state insurance law and do not form part of the assets in the US general account, which backs the remainder of the insurance business in the United States. Amounts held in the separate account are not chargeable with liabilities arising out of any other business Jackson National Life may conduct. All of the income, gains or losses from these assets less specified management charges are credited to or against this portion of the policies and not any other policies that Jackson National Life may issue.

        Jackson National Life earns fee income on the underlying separate account investment, earns profits from the spread between what it earns on investments backing the fixed rate accounts and the interest credited, and earns fee income for the additional elective benefits in the contract.

Life Insurance

        Reflecting the competitive life insurance market place and the overall trend towards asset accumulation products, Jackson National Life's life insurance products accounted for less than 1% of the total new business premiums and 10% of policyholder reserves of US operations in 2003. The products offered include term life insurance and interest-sensitive life insurance. Each of these types of insurance policies can be modified using several options and riders to provide particular benefits, including waiver of premium, accidental death benefit and supplemental term insurance.

Institutional Products

        Institutional products consist of guaranteed investment contracts (GICs), funding agreements and medium term note funding agreements. In 2003, institutional products accounted for 12% of total new business premiums and 16% of policyholder reserves of US operations. Jackson National Life began marketing GICs to institutional investors in December 1995. The GICs are marketed by its group pension department to defined contribution pension and profit-sharing retirement plans. Funding agreements are marketed to institutional investors, including corporate cash accounts and securities lending funds, as well as money market funds. Sales of institutional products decreased in 2003, reflecting Jackson National Life's focus on retail markets, and the active management of its capital position during the year.

        Three types of institutional products are offered:

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

        Typically, brokerage accounts and money market mutual funds are required to invest a portion of their funds in cash or cash equivalents to ensure sufficient liquidity to meet their customers' requirements. The funding agreements permit termination by the policyholder on 7 to 90 days notice, and thus qualify as cash equivalents for the clients' purposes. Funding agreements terminable by the policyholder with less than 90 days notice account for less than 2% of Jackson National Life's total policyholder reserves.

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

Independent Agents

        The insurance and fixed annuity products are distributed through independent agents located throughout the United States. These 32,000 licensed insurance agents or brokers, who also may represent other companies, are supported by four regional marketing offices. Jackson National Life has continued to review its ranks of licensed agents during 2003, actively identifying non-performing agents and not relicensing them. This initiative is aimed at improving Jackson National Life's ability to service its top agents and assist them in increasing their productivity. Jackson National Life generally deals directly with writing agents and brokers thereby eliminating intermediaries, such as general agents. This distribution channel, called "Deal Direct", has enabled it to generate significant volumes of business on a low, variable cost basis. Jackson National Life is responsible for providing agents with product information and sales materials.

Broker-Dealers

        Jackson National Life Distributors, Inc., a broker-dealer, is the primary wholesale distribution channel for the variable annuity products. Jackson National Life Distributors also sells equity-indexed annuities and fixed annuities. An internal network of wholesalers supports this distribution channel. These wholesalers meet directly with broker-dealers and financial planners and are supported by an extensive home office sales staff. There are more than 800 active selling agreements with regional and independent broker-dealer organizations throughout the United States. These selling agreements provide Jackson National Life with access to more than 29,000 registered representatives.

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

Banks, Credit Unions and Other Financial Institutions

        Jackson National Life's Institutional Marketing Group distributes its annuity products through banks, credit unions and other financial institutions and through third-party marketing organizations that serve these institutions. Jackson National Life is a leading provider of annuities offered through banks and credit unions and can access over 21,000 financial institution representatives through existing relationships with banks and credit unions. Jackson National Life has established distribution relationships with medium-sized regional banks, which it believes are unlikely to develop their own insurance product capability.

Independent Broker-Dealers

        JNL's retail distribution is managed by its independent broker-dealer network, National Planning Holdings ("NPH"), which is made up of four firms, National Planning Corporation, SII Investments, Inc., INVEST Financial Corporation and Investment Centers of America, Inc. Jackson National Life's broker-dealer group has contracts with more than 2,500 registered representatives.

Registered Investment Advisor

        Commencing operation in early 2003, Curian Capital, LLC (Jackson National Life's registered investment advisor channel) provides innovative fee-based separately managed accounts and investment products to advisors through a sophisticated technology platform.

        The registered investment advisor industry began as a service offered to very high-net worth investment clients, focusing on platforms rather than specific products, and providing institutional-quality management, custom portfolios, and tax services. The industry has evolved to offer personalized investment advice, very high quality money management, good returns, and reasonable costs to a broader range of clients.

Group Pension Department

        Jackson National Life markets its institutional products through its group pension department. It has direct contacts with banks, municipalities, asset management firms and direct plan sponsors. Institutional products are distributed and marketed through intermediaries to these groups.

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

        Jackson National Life designs its interest-sensitive products and conducts its investment operations to match closely the duration of the assets in its investment portfolio with the annuity, whole life, universal life and guaranteed investment contract product obligations. Jackson National Life seeks to achieve a target spread between what it earns on its assets and what it pays on its liabilities by investing principally in fixed-rate securities and in options and futures to match the equity-related returns under its equity-indexed products.

        Jackson National Life segregates its investment portfolio for certain investment management purposes and as part of its overall investment strategy into four portfolios: fixed annuities without market value adjustment, fixed annuities with market value adjustment, equity-indexed annuities and institutional liabilities. The portfolios backing fixed annuities with and without market value adjustments and the equity-indexed annuities have similar characteristics and differ primarily in duration. The portfolio backing the institutional liabilities has its own mix of investments that meet more limited duration tolerances. Consequently, the institutional portfolio is managed to permit less interest rate sensitivity and limited exposure to mortgage-backed securities. At December 31, 2003, 2.9% of the institutional portfolio was invested in residential mortgage-backed securities.

        The fixed-rate products may incorporate surrender charges, market value adjustments, two-tiered interest rate structures or other limitations relating to when policies can be surrendered for cash, in order to encourage persistency. At December 31, 2003, approximately 74% of Jackson National Life's fixed annuity reserves had surrender penalties or other withdrawal restrictions, down from 76% in 2002 due to run-off of surrender charges on older policies and lower sales in 2003. Substantially all of the institutional portfolio had withdrawal restrictions or market value adjustment provisions.

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

        For the fixed and variable annuity contracts and institutional products, the reserve is the policyholder's account value. For the immediate annuities, reserves are determined as the present value of future policy benefits. Mortality assumptions are based on the 1983a Individual Annuitant Mortality Table and the Annuity 2000 Mortality Table for newer issues. Interest rate assumptions currently range from 2.0% to 7.5%.

        For the traditional term life contracts, reserves for future policy benefits are determined using the net level premium method and assumptions as to mortality, interest, policy persistency and expenses. Mortality assumptions are generally from 50% to 90% of the 1975-1980 Basic Select and Ultimate tables, depending on underwriting classification and policy duration. Interest rate assumptions range from 4.0% to 8.0%. Persistency and expense assumptions are based on Jackson National Life's experience.

        For the interest-sensitive and single premium life contracts, reserves approximate the policyholder's account value.

Reinsurance

        Jackson National Life reinsures portions of the coverage provided by its life insurance products with other insurance companies under agreements of indemnity reinsurance. Reinsurance assumed from other companies is not material.

        Indemnity reinsurance agreements are intended to limit a life insurer's maximum loss on a large or unusually hazardous risk or to obtain a greater diversification of risk for the life insurer. Indemnity reinsurance does not discharge the original insurer's primary liability to the insured. Jackson National Life's reinsured business is ceded to numerous reinsurers and the amount of business ceded to any one reinsurer is not material. Typically, the reinsurers have an AM Best Co rating of A or higher.

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

        Jackson National Life cedes the guaranteed minimum income benefit on variable annuities to an unaffiliated reinsurer.

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

Jackson Federal Bank

        Prudential further diversified its business in the United States through the purchase in 1998 of a federally chartered savings association, First Federal Savings and Loan Association of San Bernardino, which is now called Jackson Federal Bank. The addition of a federally chartered savings association has resulted in an expanded product range in the United States and gives Jackson National Life the option to roll out a wider range of banking products including loans, checking accounts and credit cards. In 2000, Jackson National Life further expanded its banking operations in the United States. In February 2000, Jackson National Life announced the acquisition of three Fidelity Federal Branches and in September 2000, Jackson National Life acquired Highland Bancorp Incorporated, the holding company for Highland Federal Bank, for $110 million. Highland Federal Bank and the three Fidelity Federal Branches were merged with and renamed as Jackson Federal Bank. At December 31, 2003, Jackson Federal Bank's assets totaled $1.8 billion (£1 billion).

        Jackson Federal Bank, through its 15 retail branch offices located throughout the counties of Los Angeles, Orange and San Bernardino in Southern California, attracts deposits which together with borrowings and other funds provide loans secured by real estate and, to a lesser extent, purchase real estate related investment securities. Deposit accounts at December 31, 2003 totaled $1.1 billion (£0.6 billion).

        Jackson Federal Bank's asset growth is primarily derived from multifamily and commercial real estate loans originated through seven offices, loan purchases and purchases of mortgage-backed securities. At December 31, 2003, loans receivable totaled $1.2 billion (£0.7 billion).

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

Asian Business

        Prudential is Europe's leading life insurer operating in Asia in terms of geographic coverage and number of operations, with eight top five life new business market shares in 2003. Starting with a solid base of three established operations in Singapore, Hong Kong and Malaysia, since 1994 Prudential has followed a clear, value-creating strategy of entering new markets, building and diversifying distribution and launching innovative products by targeting profitable market segments.

        Prudential has operations in 12 countries in Asia offering principally life insurance with some accident and health options, personal lines property and casualty insurance and also mutual funds. The product range is tailored to suit the individual country markets, with insurance products distributed mainly through its 112,000 strong agency sales-forces and 28 complementary bancassurance agreements, while the majority of mutual funds are sold through banks and brokers.

        Prudential has over five million policies in Asia and a very strong customer focused culture. While the trading name used depends upon the local market, the businesses are unified under the Prudence icon and a common brand architecture.

        The majority of Prudential's operations are wholly owned or, in the case of the Hong Kong life operations, are a branch of Prudential Assurance Company Limited. However, Prudential does have joint ventures with some of the region's leading financial institutions including CITIC (China International Trust and Investment Corporation), Bank of China International in Hong Kong and India's ICICI Bank.

        Prudential's strategy in Asia is to build a material and securely profitable business that is sustainable over the long-term through focusing on markets where there is high potential for retail medium to long term savings (referred to as MLTS).

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

        During 1995 and 1996, PCA entered Thailand and Indonesia through acquisitions and launched a new operation in the Philippines. These were followed by re-entry into India with a joint venture mutual fund operation in 1998 (55% ownership), the acquisition of a Taiwanese life insurance operation and the launch of a new life insurance operation in Vietnam in 1999. In 2000, PCA acquired a mutual fund business in Taiwan, launched new life insurance operations in China (50% ownership) and India (26% ownership) and established a joint venture in Hong Kong for the Mandatory Provident Fund ("MPF") and mutual funds (36% ownership).

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

        PCA has also launched mutual fund operations in Japan, Singapore and Malaysia and has had its composite insurance licences in Singapore and Malaysia reactivated.

        In March 2003, Prudential and its joint venture partner CITIC were granted its second life insurance license for Beijing in addition to the license for Guanghzou where operations commenced in 2000. In March 2004, Prudential and CITIC received their third life insurance licence in China for Suzhou.

        Prudential believes the key ingredients for the long-term Asian growth model are firmly in place: high population densities, high personal savings rates, improving education levels, increasingly entrepreneurial environment, rapid urbanisation and deregulation. Prudential continues to support the long-term growth prospects of PCA in Asia.

        PCA's strategic themes are to:

  •
  build scale in the markets with the potential to deliver profitability over long-term,

  •
  continue its core distribution strategy of building agency distribution in all markets, with a strong emphasis on productivity and quality of sales,

  •
  continue to build upon recent successes with complementary bank and direct distribution,

  •
  enhance and broaden the customer proposition to support the retail financial service relationship,

  •
  continue to build a profitable and significant mutual fund business,

  •
  ensure individual country focus is combined with capture of all opportunities to improve efficiency by use of regional opportunities for synergy, and

  •
  operate high standards of governance, risk management and compliance throughout.

Distribution

        Throughout Asia, agency continues to be the primary distribution channel. At the end of the year PCA had 112,000 tied agents, up from 89,000 in 2002. These agents, who are largely self-employed, sell insurance products exclusively for PCA. PCA Management teams ensure that quality training, best practice agency management and high quality customer service are consistently provided.

        PCA has also been developing complementary distribution channels, including bancassurance, and today this generates material new business volumes with 28 bancassurance agreements in 11 countries. Alternative distribution, which includes bancassurance and direct distribution, produced 22% of total insurance sales in 2003, up from 21% in 2002.

Products

        PCA offers a range of products including life insurance with some accident and health options, personal lines property and casualty insurance and also mutual funds.

Life Insurance

        The life insurance products offered by PCA include a range of with-profits and non-participating term, whole life, endowment and unit-linked policies. PCA also offers health, disability, critical illness and accident coverage to supplement its core life products.

        PCA has a strong focus on capital-efficient product innovation and packages products to meet specific customer needs. In 1992, PCA was the first company to launch unit-linked products in Singapore and subsequently has leveraged this expertise with great success across the region. In 2003, PCA continued with unit-linked product launches in The Philippines.

Funds Management

        In addition to building its life operations, PCA has pursued a long-term strategy of building a regional mutual fund business. Progress to date has been very encouraging with market leading positions in India and Taiwan, growing operations in Japan, Singapore, Malaysia and Hong Kong and the acquisition of a mid-sized investment trust management company in the large South Korean market. As at December 31, 2003, total mutual funds under management have increased to £6.4 billion, up 25% compared with £5.1 billion in 2002, with net inflows of £1.5 billion.

        In Hong Kong, PCA has a successful joint venture with Bank of China International ("BOCI") for the MPF and also unit trusts. As from December 1, 2000, employees, employers and the self-employed in Hong Kong became obliged to make contributions to the MPF. The plans that comprise the MPF are defined contribution pension plans with immediate vesting, preservation until retirement (or some other event specified by legislation) and full portability. Individuals are required to make monthly mandatory contributions of 5% of salary and employers make contributions equal to 5% of the employee's salary to the individual's accounts in the Fund. Both employee and employer contributions are subject to a maximum amount, currently HK$1,000 per month, the equivalent of £78 per month. Additional voluntary contributions are possible.

        Prudential Asset Management (PAM) (formerly PPM Asia) is PCA's fund management division responsible for managing PCA's life and third party institutional funds including the Prudential group's investments in the Asia-Pacific region. PAM has offices in Singapore, Hong Kong and Tokyo.

        At December 31, 2003, PCA was managing £18.8 billion of funds, comprising Asian life insurance funds of £6.9 billion, £5.3 billion of non-Asian funds which predominately relate to the UK, PCA retail mutual funds of £6.4 billion and PCA's 36% of Bank of China International-PCA joint venture pension related funds, including MPF, of £0.2 billion.

Products and Profitability

Life Insurance Products

        Participating products provide savings with protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurer. Non-participating term, whole life and endowment products offer savings with protection where the benefits are guaranteed or determined by a set of defined market related parameters. Unit-linked products combine savings with protection, the cash value of the policy depends on the value of the underlying unitized funds. Accident and Health ("A&H") products provide mortality or morbidity benefits and include health, disability, critical illness and accident coverage. A&H products are commonly offered as supplements to main life policies but can also be sold separately.

Life Product Profitability

        The profits from participating policies are shared between the policyholder and insurer (typically in a 90:10 ratio) in the same way as with-profits business in the United Kingdom, see "—UK and Europe Business—UK Products and Profitability". With respect to unit-linked products, the profits reflect the balance by which charges made from managing the policy, its investments and the insurance risk exceed the costs of providing these benefits. These profits accrue entirely to shareholders, with investment gains and losses accruing to the policyholder within the underlying unitized fund. The profits from non-participating products consist of any surplus remaining after paying the defined policy benefits. All the profits from A&H products accrue to shareholders. At the end of 2003, PCA offered unit-linked products in nine of the twelve countries in Asia in which it operates.

Mutual Fund Products

        PCA's mutual fund range includes debt, equity, balanced and money market funds. PCA makes transaction charges (initial and surrender depending on the type of fund and the length of the investment) and also makes a service charge based on assets under management. The charges vary by country and fund with money market style funds generally having the lowest charges and equity funds the highest.

New Business Premiums

        In 2003, total sales of insurance products were £989 million, up 5% from 2002 (£944 million), although sales activity was adversely affected by SARS. Of this amount, regular premium insurance sales were up 9% to £507 million and single premium insurance sales increased from £479 million in 2002 to £482 million.

        The following table shows Prudential's Asian life insurance new business by territory for the periods indicated. In this table "Other Countries" includes, Thailand, The Philippines and Vietnam. Results for 2001 includes the post-acquisition results of Japan and Korea.

	Year Ended December 31,
	2003	2002	2001
	(In £ Millions)
Singapore	238	325	552
Hong Kong	272	224	159
Malaysia	70	74	58
Taiwan	160	159	140
Japan	44	48	40
Korea	49	10	4
China	18	13	10
Indonesia	58	30	14
India (Group's 26% interest)	20	10	3
Other countries	60	51	39

Total	989	944	1,019

        In addition, for the year ended December 31, 2003, PCA's mutual funds had funds under management of £6.4 billion, up from £5.1 billion in 2002 following net sales of £1.5 billion during the year, up from £1.0 billion in 2002. The £6.4 billion of funds under management at the end of 2003 primarily comprised of, India £2 billion, Taiwan £2.7 billion and Korea £0.9 billion.

Investments

General

        The overall financial strength of the Prudential group and the results, both current and future, of the insurance business are in part dependent upon the quality and performance of the various investment portfolios in the United Kingdom, the United States, Asia and in Europe.

Prudential's Total Investments

        The following table shows Prudential's insurance and non-insurance investments at December 31, 2003. In addition, at December 31, 2003 Prudential had £28 billion of external retail mutual funds under management. The "Other" column includes central funds, a short-term fixed income securities reinvestment program and funds in respect of other non-insurance operations. Assets held to cover linked liabilities relate to unit-linked and variable annuity products. In this table, investments are valued as set out in Note 3 of the notes to Prudential's consolidated financial statements.

	At December 31, 2003
								Banking
	Insurance
								United Kingdom and United States
	United Kingdom	Europe	United Kingdom and Europe	United States	Asia	Other	Sub-total		Total
	(In £ Millions)
Debt and other fixed income securities	39,986	57	40,043	20,277	3,273	998	64,591	4,427	69,018
Equity securities	32,978	235	33,213	135	1,513	16	34,877	13	34,890
Loans and other	4,310	127	4,437	4,224	683	407	9,751	7,707	17,458

Total	77,274	419	77,693	24,636	5,469	1,421	109,219	12,147	121,366

Real-estate
Investment	10,733	—	10,733	9	41	1	10,784	1	10,785
Company-occupied	102	—	102	36	41	2	181	11	192

Total real-estate	10,835	—	10,835	45	82	3	10,965	12	10,977

Sub-total	88,109	419	88,528	24,681	5,551	1,424	120,184	12,159	132,343
Participating interests	27	—	27	—	22	7	56	—	56

Total investments	88,136	419	88,555	24,681	5,573	1,431	120,240	12,159	132,399
Assets held to cover unit-linked liabilities	14,165	523	14,688	3,937	1,296	—	19,921	—	19,921

Total	102,301	942	103,243	28,618	6,869	1,431	140,161	12,159	152,320

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

	Year Ended December 31,
	2003		2002		2001
	Yield	Amount	Yield	Amount	Yield	Amount
	(In £ Millions, Except Percentages)
Debt and other fixed income securities
Net investment income	6.4%	4,109	6.7%	4,126	7.0%	3,772
Net realized investment gains (losses)	0.6%	375	(0.9)%	(531)	0.7%	369
Net unrealized investment gains (losses)	0.1%	44	1.1%	651	(1.1)%	(588)
Ending assets		64,591		63,200		59,181
Equity investments
Net investment income	3.2%	1,050	3.0%	1,053	2.5%	1,132
Net realized investment gains	0.5%	154	1.5%	520	4.6%	2,122
Net unrealized investment gains (losses)	17.2%	5,566	(27.9)%	(9,907)	(18.4)%	(8,475)
Ending assets		34,877		30,007		40,948
Loans and other
Net investment income	9.7%	1,012	9.7%	986	8.7%	758
Net realized investment gains (losses)	0.0%	5	(0.0)%	(3)	(0.0)%	(3)
Net unrealized investment gains (losses)	0.4%	37	0.8%	80	(0.8)%	(74)
Ending assets		9,751		11,092		9,199
Real estate
Net investment income	8.0%	867	7.4%	789	7.3%	764
Net realized investment gains	2.2%	235	1.9%	200	2.8%	288
Net unrealized investment gains (losses)	3.0%	321	0.2%	21	(2.0)%	(206)
Ending assets		10,965		10,766		10,487
Total (excluding unit-linked and cash)
Net investment income	6.0%	7,038	5.9%	6,954	5.4%	6,426
Net realized investment gains	0.7%	769	0.2%	186	2.3%	2,776
Net unrealized investment gains (losses)	5.1%	5,968	(7.8)%	(9,155)	(7.8)%	(9,343)
Ending assets		120,184		115,065		119,815

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

Management of Insurance Funds

        Except for a small amount of unit-linked business and variable annuity business, amounting to approximately 4% of Prudential's own funds under management at December 31, 2003, Prudential manages its insurance funds principally through its fund management businesses, M&G in the United Kingdom, together with PPM America in the United States and Prudential Asset Management (formerly PPM Asia) in Singapore, Hong Kong and Japan.

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

Investments

        The following table shows the investments relating to Prudential's UK insurance business, other than its unit-linked business, at December 31, 2003. In this table, investments are shown at market value. The with-profits fund also includes two other businesses, SAIF and Prudential Annuities Limited. The investments in respect of SAIF are shown separately. The investments in respect of Prudential Annuities Limited are included within the Annuities column. The "Other" column includes investments relating to solvency capital of unit-linked funds and investments relating to non-life long-term business.

	At December 31, 2003
	With- Profits	Annuities	SAIF	Other	Total	Total %
	(In £ Millions, Except Percentages)
Equity securities
United Kingdom
Listed	19,039	—	3,631	—	22,670
Unlisted	88	—	41	—	129

Total United Kingdom	19,127	—	3,672	—	22,799	25.9%

International
United States	1,532	—	265	—	1,797
Europe (excluding the United Kingdom)	2,577	—	468	—	3,045
Japan	864	—	166	—	1,030
Pacific (excluding Japan)	2,651	—	412	—	3,063
Other	1,004	—	240	—	1,244

Total international	8,628	—	1,551	—	10,179	11.5%

Total equity securities	27,755	—	5,223	—	32,978	37.4%

Debt and other fixed income securities
UK government	1,179	1,987	546	192	3,904
US government	47	—	—	66	113
Other	17,994	11,968	5,287	720	35,969

Total fixed income securities	19,220	13,955	5,833	978	39,986	45.4%

Real estate
Investment property	8,861	377	1,495	—	10,733
Company-occupied property	102	—	—	—	102

Total real estate	8,963	377	1,495	—	10,835	12.3%

Loans and other
Loans	60	275	150	2	487
Deposits	2,947	89	342	445	3,823

Total loans and other	3,007	364	492	447	4,310	4.9%

Total	58,945	14,696	13,043	1,425	88,109	100.0%

Equity Securities

        Prudential's UK insurance operations, excluding unit-linked business, had £32,978 million invested in equities at December 31, 2003. Most of these equities support Prudential Assurance's with-profits fund and the SAIF fund, both of which are managed using the same general investment strategy. The following table shows the geographic spread of this equity portfolio by market value in accordance with the policies described in Note 3 of the notes to the consolidated financial statements.

	At December 31, 2003
	Market Value	%
	(In £ Millions, Except Percentages)
United Kingdom	22,799	69.1
United States	1,797	5.5
Europe (excluding United Kingdom)	3,045	9.2
Japan	1,030	3.1
Pacific (excluding Japan)	3,063	9.3
Other	1,244	3.8

Total	32,978	100.0

        The UK equity holdings are well diversified and broadly mirror the FTSE All-Share share index. Prudential holds equities in 585 UK companies. At December 31, 2003, the ten largest holdings in UK equities amounted to £10,670 million, accounting for 46.8% of the total UK equity holdings of £22,799 million supporting the UK insurance operations. The following table shows the market value of the ten largest holdings in UK equities at December 31, 2003.

	At December 31, 2003
	Market Value	%
	(In £ Millions, Except Percentages)
B.P.	1,753	7.7
Vodafone Group	1,620	7.1
GlaxoSmithKline	1,538	6.8
HSBC Holdings	1,467	6.4
The Royal Bank of Scotland Group	933	4.1
Astra Zeneca	800	3.5
Barclays	789	3.5
Shell Transport and Trading	754	3.3
Diageo	526	2.3
Lloyds TSB Group	490	2.1

Total	10,670	46.8

        All industry sectors are represented in Prudential's equity portfolio. At December 31, 2003, within the £22,799 million in UK equities supporting the UK insurance operations, Prudential had £16,416 million, or 72.0% of the holdings invested in ten industries. The following table shows the primary industry concentrations based on market value of the portfolio of UK equities relating to the UK insurance business at December 31, 2003.

	At December 31, 2003
	Market Value	%
	(In £ Millions, Except Percentages)
Banks	4,687	20.6
Oil and Gas	2,771	12.2
Pharmaceuticals and Biotech	2,418	10.6
Telecommunication Services	2,222	9.7
Media and Entertainment	843	3.7
Mining	780	3.4
Construction and Building Materials	707	3.1
General Retailers	693	3.0
Beverages	690	3.0
Support services	605	2.7

Total	16,416	72.0

Debt and Other Fixed Income Securities

        At December 31, 2003, 80.4% of Prudential's fixed income securities supporting the UK insurance operations were issued by corporations, 9.8% were issued or guaranteed by the UK government, 0.3% were issued or guaranteed by the US government and 6.9% were issued or guaranteed by other overseas governments. These guarantees relate only to payment and, accordingly, do not provide protection against fluctuations in market price that may occur during the term of the fixed income securities. The remaining 2.6% of Prudential's fixed income securities supporting the UK insurance operations consists mainly of local UK government issues.

        The following table shows the market value of the fixed income securities portfolio by maturity at December 31, 2003, in accordance with the policies described in Note 3 of the notes to the consolidated financial statements.

	At December 31, 2003
	Market Value	%
	(In £ Millions, Except Percentages)
Securities maturing:
Within one year	559	1.4
Over one year and up to five years	4,697	11.7
Over five years and up to ten years	10,041	25.1
Over ten years and up to fifteen years	3,620	9.1
Over fifteen years	21,069	52.7

Total	39,986	100.0

        Approximately 65.2% of the fixed income securities portfolio was rated by Standard & Poor's at December 31, 2003, of which 20.2% was rated AAA, 5.3% was rated between AA+ and AA-, 19.7% was rated between A+ and A-, 15.0% was rated between BBB+ and BBB- and 5.0% was rated below BBB-. A further 13.3% of this portfolio was rated by Moody's at December 31, 2003, of which approximately 4.4% was rated Aaa, 1.7% was rated between Aa1 and Aa3, 3.9% was rated between A1 and A3, 2.0% was rated between Baa1 and Baa3 and 1.3% was rated below Baa3.

Real Estate

        At December 31, 2003, Prudential's UK insurance operations had £10,835 million of investments in real estate in the United Kingdom. The following table shows the real estate portfolio by type of investment. The real estate investments are shown at market value in accordance with the policies described in Note 3 of the notes to the consolidated financial statements.

	At December 31, 2003
	Market Value	%
	(In £ Millions, Except Percentages)
Office buildings	3,548	32.7
Shopping centers/commercial	4,900	45.2
Retail warehouses/industrial	2,209	20.4
Development	20	0.2
Other	158	1.5

Total	10,835	100.0

        53.8% of the UK real estate investments are located in London and Southeast England (Buckinghamshire, Berkshire, East and West Sussex, Hampshire, Isle of Wight, Kent, Oxfordshire and Surrey) with 45.9% located throughout the rest of the United Kingdom and the remaining 0.3% located overseas.

Loans and Other

        At December 31, 2003, the loans and other portfolio of the UK insurance operations amounted to £4,310 million. The following table shows the loans and other portfolio by value at December 31, 2003.

At December 31, 2003
(In £ Millions)
Loans collateralized by mortgages	330
Loans to policyholders collateralized by insurance policies	64
Other loans	92
Deposits with credit institutions	2,989
Other	835

Total	4,310

Investments Relating to Prudential's US Insurance Business

Strategy

        The investment strategy of the US Operations, for business other than the variable annuity business, is to maintain a diversified and largely investment grade debt and fixed income securities portfolio that maintains a desired investment spread between the yield on the portfolio assets and the rate credited on policyholder liabilities. Interest rate scenario testing is continually used to monitor the effect of changes in interest yields on cash flows, the present value of future profits and interest rate spreads.

        The investment portfolio of the US Operations consists primarily of fixed income securities, although the portfolio also contains investments in mortgage loans, policy loans, common and preferred stocks, cash and short-term investments and miscellaneous other investments.

Investments

        The following table summarizes the total insurance investments of the US Operations, other than the separate account investments supporting the variable annuity business, at December 31, 2003.

	December 31, 2003
	Non-Institutional	Institutional	Total	Total %
	(In £ Millions, Except Percentages)
Debt and other fixed income securities
Corporate securities and commercial loans	12,022	3,116	15,138	61.3
Residential mortgage-backed securities	2,422	133	2,555	10.4
Commercial mortgage-backed securities	928	285	1,213	4.9
Other	991	380	1,371	5.6

Total debt and other fixed income securities	16,363	3,914	20,277	82.2
Loans and other	3,697	527	4,224	17.1
Equity securities	127	8	135	0.5

Total	20,187	4,449	24,636	99.8
Real estate	45	—	45	0.2

Total	20,232	4,449	24,681	100.0

        Debt and other fixed income securities are shown at amortized cost, with the exception of certain securities held by the US fund management operation, which are shown at fair value. Loans and other are shown at outstanding loan balance or amortized cost except for investments in limited partnership interests which are shown at the Company's share of partnership equity. Equity securities are shown at fair value. Real estate is shown at depreciated cost. Interests in associate undertakings are carried at Jackson National Life's proportionate share of net assets. The fair value of unlisted securities is estimated by Jackson National Life, using independent pricing services or analytically determined values.

Debt and Other Fixed Income Securities

  Corporate Securities and Commercial Loans

        At December 31, 2003, the US Operations had £15,138 million of corporate securities and commercial loans, representing 61.3% of US insurance total investments. Of the £15,138 million, £12,506 million consisted of fixed income securities that are publicly traded or trade under Rule 144A of the Securities Act of 1933 ("Rule 144A") and £2,632 million consisted of investments in non-Rule 144A privately placed fixed income securities.

        For statutory reporting in the United States, debt securities are classified into six quality categories specified by the Securities Valuation Office of the National Association of Insurance Commissioners ("NAIC"). The categories range from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated Classes 1-5. Securities in or near default are designated Class 6. Securities designated as Class 3, 4, 5 and 6 are non-investment grade securities. Generally, securities rated AAA to A by nationally recognized statistical ratings organizations are Class 1, BBB in Class 2, BB in Class 3 and B and below in Classes 4 through 6. If a designation is not currently available from the NAIC, Jackson National Life's investment advisor, PPM America, provided the designation for the purposes of the disclosure contained herein.

        The following table shows the credit quality of the portfolio of publicly traded and Rule 144A fixed income securities at December 31, 2003.

	At December 31, 2003
	Book Value	% of Total
	(In £ Millions, Except Percentages)
NAIC Designation
1	3,643	29.1
2	7,415	59.3
3	969	7.8
4	356	2.8
5	69	0.6
6	54	0.4

Total	12,506	100.0

        The following table shows the credit quality of the non-Rule 144A private placement portfolio at December 31, 2003.

	At December 31, 2003
	Book Value	% of Total
	(In £ Millions, Except Percentages)
NAIC Designation
1	857	32.6
2	1,317	50.0
3	243	9.2
4	117	4.5
5	79	3.0
6	19	0.7

Total	2,632	100.0

  Residential Mortgage-Backed Securities

        At December 31, 2003, the US insurance Operations had £2,555 million of residential mortgage-backed securities, representing 10.4% of US insurance total investments. Although this percentage is higher than the average US insurance company, Jackson National Life believes these securities provide additional yield and liquidity. At December 31, 2003, 94.4% of the US insurance Operations' residential mortgage-backed securities were rated AAA or the equivalent by a nationally recognized statistical ratings organization (these include Standard & Poor's, Moody's and Fitch) and 99.6% were rated NAIC 1.

        The primary investment risk associated with residential mortgage-backed securities is that a change in the interest rate environment could cause payment of the underlying obligations to be made more slowly or more quickly than was anticipated at the time of their purchase. If interest rates decline, then this risk is called "pre-payment risk" and the underlying obligations will generally be repaid more quickly when the yields on reinvestment alternatives are lower. Alternatively, if interest rates rise, the risk is called "extension risk" and the underlying obligations will generally be repaid more slowly when reinvestment alternatives are higher. Residential mortgage-backed securities offer additional yield to compensate for these risks. The US Operations can manage pre-payment risk, in part, by reducing crediting rates on its products.

  Commercial Mortgage-Backed Securities

        At December 31, 2003, the US Operations had £1,213 million, representing 4.9% of US insurance total investments, invested in commercial mortgage-backed securities. 99.9% of this total was rated by a nationally recognized statistical ratings organization (these include Standard & Poor's, Moody's and Fitch) and 98.6% was rated investment grade. Due to the structures of the underlying commercial mortgages, these securities do not present the same pre-payment or extension risk as residential mortgage-backed securities.

  Other Fixed Income Securities

        At December 31, 2003, the US Operations had £1,371 million of other fixed income securities, representing 5.6% of US insurance total investments.

Loans and Other

        Loans and other totaled £4,224 million, representing 17.1% of US insurance total investments at December 31, 2003. Of the £4,224 million, £2,817 million consisted of loans and £1,407 million consisted of other financial investments.

  Loans

        Loans represented 11.4% of US insurance total investments at December 31, 2003. £2,416 million related to commercial mortgage loans and £401 million to policy loans.

  Commercial Mortgage Loans

        Commercial mortgage loans represented 9.8% of US insurance total investments at December 31, 2003. This total included 511 first mortgage loans with an average loan balance of approximately £4.7 million, collateralized by properties located in the United States and Canada. The vast majority of the US Operations' commercial mortgage loan investments have been directly originated in the last eight years.

        Jackson National Life has addressed the risk of these investments by building a portfolio that is diverse both in geographic distribution and property type, emphasizing four main institutional property types: multi-family residential, retail, suburban office and warehouse/distribution facilities.

        As of December 31, 2003, approximately 18.1% of the portfolio was industrial, 23.3% multi-family residential, 24.3% retail, 22.7% suburban office, 11.4% hotel and 0.2% other. Approximately 13.4% of the portfolio is secured by properties in Texas and 13.2% of the portfolio is secured by properties in California, with no other state representing more than 7% of the total origination.

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

  Policy Loans

        Policy loans represented 1.6% of US insurance total investments at December 31, 2003. Policy loans are fully secured by individual life insurance policies or annuity policies and are contractual arrangements made under the policy.

Other

        Other financial investments, representing 5.7% of US insurance total investments at December 31, 2003, were made up of £682 million of cash and short-term investments, £447 million of limited partnership interests and £278 million of other miscellaneous investments.

        The largest investment in the limited partnerships category is a £153 million interest in the PPM America Private Equity Fund. The remainder of this category consists of diversified investments in 146 other partnerships managed by independent money managers that generally invest in various equity and fixed income loans and securities.

Equity Securities

        Equity securities supporting US insurance operations totaled £135 million at December 31, 2003 representing 0.5% of US insurance total investments, and consisted of £92 million of common stocks including associates and £43 million of preferred stocks.

Common Stocks

        The £92 million of investments in common stocks included £50 million of investments in mutual funds and £42 million of other investments in common stocks at December 31, 2003.

Preferred Stocks

        The £43 million of investments in preferred stocks included £23 million of private equity preferred stocks at December 31, 2003.

  Real Estate

        At December 31, 2003, the US Operations had £45 million of investments in real estate, £36 million of which is real estate Jackson National Life occupies.

Investments Relating to Asian Insurance Business

        Prudential's Asian operations' investments, other than investments in respect of unit-linked business, largely support the business of its Singapore, Hong Kong, Malaysia, Japan and Taiwan operations.

        The following table shows Prudential Asia's investments, other than investments from unit-linked business, at December 31, 2003. In this table, investments are valued in accordance with the policies described in Note 3 of the notes to the consolidated financial statements.

	At December 31, 2003
	Market Value	% of Total
	(In £ Millions, Except Percentages)
Debt and other fixed income securities	3,273	58.7
Equity securities	1,513	27.1
Loans and other	683	12.3
Real estate	82	1.5
Participating interests	22	0.4

Total	5,573	100.0

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

Debt and Other Fixed Income Securities

        The following table shows consolidated investment categorization of the debt and fixed income security investments of Prudential Asia's long-term insurance fund, other than investments from unit-linked business, at December 31, 2003.

	At December 31, 2003
	Market Value	% of Total
	(In £ Millions, Except Percentages)
Debt and other fixed income securities:
Government Bonds	1,762	53.8
Quasi Government Bonds	171	5.2
Investment grade Corporate Bonds	1,066	32.6
Non-Investment grade Corporate Bonds	33	1.0
Un-rated bonds	238	7.3
Cash	3	0.1

Total	3,273	100.0

Equity Securities

        The following table shows a geographic analysis of equity security investments of Prudential Asia's long-term insurance fund, other than investments from unit-linked business, at December 31, 2003.

	At December 31, 2003
	Market Value	% of Total
	(In £ Millions, Except Percentages)
Singapore	788	52.1
Hong Kong	578	38.2
Malaysia	95	6.3
Japan	37	2.4
Taiwan	15	1.0

Total	1,513	100.0

Loans and Other

        Loans and other include policy loans, mortgage loans, deposits with credit institutions, unit trust investments and derivatives, including forwards, futures, options and swaps.

Investments Relating to Banking Business

        At December 31, 2003, Prudential had total banking investments of £12,159 million. The following table summarizes the investment portfolios relating to the UK and US banking businesses. In this table, investments are valued on the same basis as in Note 3 of the notes to Prudential's consolidated financial statements.

	At December 31, 2003
	UK	US	Total	Total %
	(In £ Millions, Except Percentages)
Debt and other fixed income securities	4,157	270	4,427	36.4
Loans and other	7,048	659	7,707	63.4
Equity securities	—	13	13	0.1
Real estate	9	3	12	0.1

Total	11,214	945	12,159	100.0

        Of the £11,214 million of investments relating to the UK banking business, which includes £161 million relating to Egg France, £615 million was in respect of certificates of deposit maturing in less than three months.

        The following table shows UK banking business loans by type and repayment period at December 31, 2003.

	At December 31, 2003
	Due in One Year or Less	Due in Over One Year and Up to Five Years	Due in Over Five Years	Provision for bad and doubtful debts	Total
	(In £ Millions)
Overdrafts	3	—	—	(1)	2
Unsecured personal loans	37	1,041	704	(70)	1,712
Credit card receivables	3,131	—	—	(120)	3,011
Residential mortgages	5	84	1,907	(3)	1,993
Loans to banks	319	10	1	—	330

Total	3,495	1,135	2,612	(194)	7,048

        The following table shows UK banking business loans by type and interest rate at December 31, 2003.

	At December 31, 2003
	Fixed Rate	Variable Rate	Provision for bad and doubtful debts	Total
	(In £ Millions)
Overdrafts	—	3	(1)	2
Unsecured personal loans	1,782	—	(70)	1,712
Credit card receivables	0	3,131	(120)	3,011
Residential mortgages	63	1,933	(3)	1,993
Loans to banks	163	167	—	330

Total	2,008	5,234	(194)	7,048

Description of Property

        Prudential occupies 20 properties in the United Kingdom. These properties are primarily offices with some ancillary storage/warehouse facilities. Its headquarters are located in London. Of the remainder the most significant are offices in London, Reading, Chelmsford, Dudley and Derby in England, Stirling in Scotland and Belfast in Northern Ireland. The property in Stirling and two properties in Reading and Derby are held on a freehold basis. The properties in Stirling and in Reading are leased by the business from Prudential Assurance's long-term fund. The rest of Prudential's UK properties are held on long-term leaseholds. The leasehold properties range in size from 1,800 to 146,000 square feet. Overall, the occupied property portfolio totals approximately 1,300,000 square feet.

        In addition to these properties, the Prudential group owns the freehold of a sports facility in Reading for the benefit of staff.

        The Prudential group also holds approximately 110 other leasehold properties in the United Kingdom. This surplus accommodation consists primarily of small offices spread geographically across the United Kingdom and totals approximately 615,000 square feet.

        Prudential is two years into a three-year program aimed at reducing its occupied property portfolio, and its associated costs in line with the restructuring of the UK business. The estimated cost of the program is £12 million, financed through internal funding.

        Within Europe Prudential currently leases approximately 83,000 square feet of office space. A further 86,000 square feet is leased in Mumbai, India.

        In the United States, Prudential owns Jackson National Life's executive and principal administrative office located in Michigan. Prudential also leases premises in Michigan, Colorado, California, Illinois, New York, New Jersey, Georgia, Florida, Wisconsin, Kansas, Massachusetts, Connecticut, New Hampshire and North Dakota for certain of its operations. Prudential holds 51 operating leases with respect to office space, throughout the United States. In the United States, Prudential owns and leases a total of approximately 812,000 square feet of property. In addition, in 2004 Prudential is planning to lease approximately 2,000 square feet as an expansion of existing facilities and to construct a further 25,000 square feet for a new data center.

        In Asia, Prudential owns or leases properties principally in Hong Kong, Singapore, Malaysia, Indonesia, Thailand, the Philippines, China, Taiwan, Japan, Vietnam, India and Korea. Within these countries, Prudential holds 81 offices on a freehold basis, 8 offices on a leasehold basis and 430 operating leases in respect of office space, totaling approximately 4,860,162 square feet of property. In addition, Prudential holds 10 freeholds in Taiwan and 6 operating leases in Vietnam relating to storage/warehousing facilities, totaling approximately 14,900 square feet of property.

        Prudential believes that its facilities are adequate for its present needs in all material respects.

        Prudential had tangible assets, principally computer equipment, furniture and fixtures of £184 million, £196 million and £241 million at December 31, 2003, 2002 and 2001 respectively.

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

  •
  distribution channels,

  •
  investment management performance, and

  •
  historical bonus levels.

        An important competitive factor is the ratings Prudential receives in some of its target markets, most notably in the United States, from recognized rating organizations. The intermediaries with whom Prudential works, including IFAs, agents, brokers, wholesalers and financial institutions consider ratings as one factor in determining from which provider to purchase financial products. Prudential Assurance's long-term fund is currently rated AA + (stable outlook) by Standard & Poor's, Aa1 (stable outlook) by Moody's and A++ by AM Best Co. The ratings from Standard & Poor's and Moody's represent the second highest ratings out of 8 and out of 9 in their respective rating categories and the rating from AM Best Co. the highest out of their 16 rating categories. Jackson National Life is rated AA (negative outlook) by Standard & Poor's, AA (stable outlook) by Fitch Ratings, A+ (stable outlook) by AM Best Co and A1 (stable outlook) by Moody's. The ratings from Standard & Poor's and Fitch represent the second highest rating category out of 9 categories and the ratings from AM Best Co and Moody's represent the third highest rating category out of 16 and 9 categories respectively.

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

United Kingdom

        Prudential's principal competitors include many of the major stock and mutual retail financial services and fund management companies operating in the United Kingdom. These companies include Aviva, Legal & General, Standard Life, Friends Provident, Lloyds TSB, HBOS, Aegon, AXA, Zurich Financial Services, Fidelity, Invesco, Jupiter, Threadneedle and Schroders. Prudential competes with other providers of financial products to be included on IFA panels of preferred providers.

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

United States

        Jackson National Life's competitors in the United States include major stock and mutual insurance companies, mutual fund organizations, banks and other financial services companies. National banks, in particular, may become more significant competitors in the future for insurers who sell annuities, as a result of recent legislation, court decisions and regulatory actions. Jackson National Life's principal life insurance company competitors in the United States include AXA Financial Inc., Lincoln National Corporation, Transamerica Corporation, Nationwide Financial Services, Inc., SunAmerica, Inc. and Hartford Life, Inc.

        Jackson National Life does not have a career agency salesforce in the United States and, consequently, competes for distributors such as banks, broker-dealers and wholesalers. Jackson National Life also competes with other providers of financial products to be placed at the top of independent agents' lists of sources.

Asia

        Competition in the Asian markets in which Prudential operates is mainly focused on distribution, with particular emphasis on the size and competency of the agency salesforce. Within Asia, Prudential is second to AIG in terms of penetration and overall life market share across the region. While there are large local participants in individual markets, for example Great Eastern Life in Singapore and Malaysia, Nippon Life in Japan, Cathay Life in Taiwan, and LIC in India, none of these has pan-regional businesses. Regional players are typically of North American or European origin.

        In the regional mutual fund market in terms of market presence and position, Prudential ranks alongside leading international participants such as Schroders and Fidelity.

Intellectual Property

        Prudential does not operate in the United States under the Prudential name and there have been long-standing arrangements between it and Prudential Financial, Inc. and its subsidiary, the Prudential Insurance Company of America, relating to their respective uses of the Prudential name. Prudential and Prudential Financial, Inc. recently entered into a new trade mark co-existence agreement.

Legal Proceedings

Jackson National Life

        Jackson National Life has been named in civil litigation proceedings which appear to be substantially similar to other class action litigation brought against many life insurers, alleging misconduct in the sale of insurance products. At this time, it is not possible to make a meaningful estimate of the amount or range of loss, if any, that could result from an unfavorable outcome in such actions. In addition, Jackson National Life is a defendant in several individual actions that involve similar issues; however, the anticipated amount of loss from such individual actions is expected to be non-material. Jackson National is also a defendant in two class actions alleging breach of certain provisions of a life insurance contract form relating to policy administration. Those actions have recently been resolved on a class basis, subject to court approval, in the approximate amount of $13.5 million.

Prudential Corporation Asia

        On April 23, 2004 the Jakarta Commercial Court accepted a bankruptcy petition filed against PT Prudential Life Assurance ("the company"). The case arose as a result of PT Prudential Life Assurance recently terminating a consultancy contract for agency salesforce management, following legal advice. As a result the consultant made a claim against PT Prudential Life Assurance for approximately US$40 million and filed a bankruptcy petition in the Jakarta Commercial Court. The Court held that the company owes the consultant approximately US$165,000 and put the company into bankruptcy. The company considers, on the basis of its legal advice, that the bankruptcy petition is misconceived and will appeal the Jakarta Commercial Court's decision to the Indonesian Supreme Court.

        Under Indonesian bankruptcy law a company may be made bankrupt even when it is solvent. PT Prudential Life Assurance remains financially strong. Its risk-based capital ratio of 255% (as at December 31, 2003) compares very favorably with the 100% requirement dictated by the Indonesian Ministry of Finance.

Prudential Group

        Prudential and its subsidiaries are involved in other litigation arising in the normal course of business. Although the outcome of such matters cannot be predicted with certainty, management believes that the ultimate outcome of such litigation will not have a material adverse effect on the group's financial condition, results of operations or cash flows.

Sources

        Throughout this annual report, Prudential describes the position and ranking of its overall business and individual business units in various industry and geographic markets. The sources for such descriptions come from a variety of conventional sources generally accepted as relevant business indicators by members of the financial services industry. These sources include information available from the Association of British Insurers, the UK Department of Trade and Industry, Association of Unit Trusts and Investment Funds, Neilsen Net Ratings, AM Best, Moody's, Standard & Poor's, Fitch, UBS Warburg, Life Insurance Marketing and Research Association, the Variable Annuity Research Data Service, referred to as VARDS, LIMRA International, Townsend and Schupp, The Advantage Group, the Life Insurance Association of Singapore, the Hong Kong Federation of Insurers, Life Insurance Association of Malaysia, Life Insurance Association of Taiwan and the Taiwanese Securities Investment Trust Consulting Association.

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

        A key feature of the risk-based regime is the anticipated introduction of a single integrated prudential rulebook to replace current multiple "Interim Prudential Sourcebooks" that apply to regulated businesses. While the FSA initially envisaged that the integrated prudential rulebook would be fully implemented on January 1, 2004, the Basel Committee's announcements in 2001 and 2002 regarding delays in the introduction of the new Basel Capital Accord, which is now expected to occur by the end of 2006, led the FSA to postpone its full implementation. Nevertheless, because insurance regulation is not dependent on the Basel Capital Accord, the FSA is proceeding with the early introduction of a fully revised prudential regime for insurance firms in its original target year of 2004.

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

Market Abuse

        The FSA is empowered to instigate proceedings in connection with offences concerning the financial markets. Most significantly, the FSA has the power to apply sanctions upon the occurrence of market abuse, which is broadly defined as the failure to observe certain standards of behavior in relation to investments traded on prescribed markets. Market abuse may be committed both by authorized and unauthorized persons. The person upon whom sanction is imposed may refer the matter for hearing by the Financial Services and Markets Tribunal.

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

        The FSA must approve any proposed acquisition either by one person or by a group of associates of 10% or more of the shares or voting rights in an authorized person or in any company higher up in a group of companies in which each company has at least a 10% share or voting stake in the company below it in the group and the company immediately above the authorized person has such a 10% or greater stake in the authorized person. (Any company with such a stake is termed a "controller"). Similarly, any increase in control over 20%, 33% and 50% of the shares or voting power of an authorized person or one of its controllers must be approved by the FSA. FSA approval is also required in circumstances where a person, taken together with any associates, becomes able to exercise significant influence over an authorized person or one of its controllers by virtue of his shareholding or voting power in either. In considering whether to grant or withhold its approval, the FSA must be satisfied both that the acquirer is a fit and proper person to have control over the authorized person, and that the interests of consumers would not be threatened by his acquiring control.

Intervention and Enforcement

        The FSA has extensive powers to investigate and intervene in the affairs of an authorized person. The 2000 Act imposes on the FSA statutory obligations to monitor compliance with the requirements imposed by, and to enforce the provisions of, the 2000 Act, related secondary legislation and the rules made thereunder.

        The FSA's enforcement powers, which may be exercised against both authorized persons and approved persons, include public censure, imposing unlimited fines and, in serious cases, the revocation or variation of permission to carry on regulated activities or of an approved person's approval. In addition, the FSA may revoke an authorized person's permission if it is necessary to protect the interests of consumers or potential consumers. The FSA has further powers to obtain injunctions against authorized persons and to impose or seek restitution orders where persons have suffered loss. Once the FSA has made a decision to take enforcement action against an authorized or approved person (other than in the case of an application to the court for an injunction or restitution order), the person affected may refer the matter to the Financial Services and Markets Tribunal.

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

  Financial Promotion

        The Conduct of Business Rules prescribe stringent rules relating to the circumstances and manner in which authorized persons may communicate and approve "financial promotions", which are communications in the course of business that constitute invitations or inducements to engage in investment activity.

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

        The FSA also indicated in January 2003 that the removal of the polarization restrictions would not be carried out until it has concluded separate consultations on introducing more transparency for customers into the cost of advice. This cost of advice consultation was published by the FSA in February 2004, as Consultation Paper 04/3, with responses sought by 1 June 2004. The consultation paper sets out in detail the FSA's menu proposals, proposed final depolarization measures and associated rule changes. The menu is a concise information document that firms will be required to provide to private customers when they first seek advice on packaged products. Post depolarization, all types of advisers covering the whole market (or sector of the market) or connected to a single product provider or to a limited number of product providers, must use it. The FSA intends the menu to reduce the potential for commission bias (including mitigating the perceived risk that depolarisation may lead to firms migrating to those product providers prepared to pay the most commission), to facilitate shopping around by consumers, and to exert a pro-competitive force on commission levels, and through them, on charges.

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

Proposed Regime

        The FSA is proceeding with the introduction of a fully revised prudential regime to apply to insurance firms beginning in the fourth quarter of 2004. The revised prudential regime will require much more explicit, and documented, management of risk by regulated firms. The FSA has proposed that the regime will include two key elements: a self-assessment undertaken by firms within a framework of rules and guidance set out within the integrated prudential rulebook and a supervisory assessment by which a firm may be required by the FSA to hold additional capital in response to specific systems and controls related concerns. Also key to the proposed new prudential regime are proposals to radically reform regulatory reporting by insurance companies to convey a clearer picture of the real nature and underlying risks of their businesses. The FSA believes that the current reporting regime for both life and non-life insurers is over-complex and voluminous and that there is too much focus on historic financial information which is difficult even for expert users to understand. The reporting regime which the FSA intends to introduce aims to be more proactive and less retrospective, with reporting more streamlined and occurring more frequently than once a year. The FSA expects the new reporting regime to capture less raw data but more and better quality information on a wide range of relevant areas. Core elements of the new regulatory system are likely to require insurance firms to:

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

        In June 2003, the FSA indicated that it continues to support these proposals but would not bring them into effect until the introduction of the new prudential regime for insurers in the fourth quarter of 2004.

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

        There has been considerable public debate regarding the rights and legitimate expectations of with-profits policyholders to assets forming part of an insurance company's surplus, particularly where such assets do not derive from the payment of current policyholders' premiums but are rather "inherited" from previous generations of policyholders or from other entities.

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

        Since April 1, 2004, firms carrying on with-profits business have been required to produce PPFM and to make them publicly available. From the same date, firms have also been required to have in place the relevant governance arrangements and reporting procedures to with-profits policyholders.

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

        The FSA issued Discussion Paper 20 (termed "DP20") in which it indicated that it was considering the Sandler Review recommendations and, while indicating that it considered that some of these recommendations may be unnecessarily prescriptive, has commenced consultation on the recommendations. In December 2003, the FSA published its conclusions from the consultation. The FSA has concluded that a mandatory "new model" would not be appropriate at present.

Reporting Requirements

        Under the Insurer's Sourcebook, insurance companies must file with the FSA their audited annual accounts and balance sheets and appointed actuaries' reports.

        In July 2002, the FSA began consultation on a proposed new regulatory approach to implicit items (an umbrella term used by the FSA to cover arrangements that improve or smooth reported profits, or improve the reported balance sheet position, of an insurer in its financial and/or regulatory reporting). The FSA is concerned that implicit items may obscure the underlying financial condition of a firm, or be designed to mislead consumers or regulators, or otherwise cause a lack of transparency. Accordingly, the FSA has proposed rules requiring clearer presentation of the effects of implicit items on the financial condition of life insurers, directive friendly societies and individual with-profits funds therein. In December 2002 the FSA adopted some new rules following feedback to this consultation to encourage clearer and more directly comparable presentations of information on implicit items in regulatory returns of life insurers in their returns for the year ending December 31, 2002. The FSA has indicated that use of future profit implicit items by life insurers should be gradually phased out by 2009.

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

EU Directive on Group Supervision

        The European Union formally adopted directive 98/78/EC on the supplementary supervision of insurance undertakings within a group (the "Insurance Groups Directive") in October 1998. Currently, under European law, insurance regulation, including in respect of solvency, is directed at individual insurance companies, (so-called "solo supervision") and makes no specific provision for particular issues, which arise in the context of a member of a group. The directive does not change this basic approach, but requires member states to introduce the following measures to strengthen supervision of insurance companies, which are part of a group:

  •
  an adjustment to the solo supervision solvency calculation in relation to participating interests in other insurance undertakings in order to eliminate "double-gearing" (the use of the same regulatory capital in more than one entity of a group),

  •
  an additional parent undertaking solvency margin calculation analogous to the adjusted solo solvency margin test referred to above, to be applied at the level of the parent undertaking,

  •
  the introduction of new solo-supervision requirements, including rules as to internal control within the insurance undertaking regarding the production of information relevant to supplementary supervision, the exchange of information within the group and the supervision of intra-group transactions, and

  •
  further provisions aimed at ensuring co-operation between competent regulatory authorities of member states.

        The United Kingdom implemented those requirements of the Insurance Groups Directive, which are new to the United Kingdom through the Insurer's Sourcebook.

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

        The EU Insurance Groups Directive, which was implemented in the UK in 2001, together with the Financial Conglomerates Directive, which will be implemented by 2005, will require European financial services groups to demonstrate net aggregate surplus capital in excess of solvency requirements at the Group level in respect of shareholder-owned entities. The EU is also currently reviewing future solvency requirements (the Solvency II review). The manner of the implementation of these directives is likely to lead to Prudential being required to maintain a somewhat higher level of capital at the Group level than currently necessary in respect of its businesses, or alternatively, to constrain the growth of those businesses, or to take other appropriate action. In addition, an inconsistent application of these directives by regulators in different EU member states may place Prudential at a competitive disadvantage to other European financial services groups.

Assessment of Capital Requirements for Insurers

        In August 2003, the FSA issued proposals for changes to the assessment of capital requirements for the life insurance industry in Consultation Paper 195. These proposed measures would link the capital requirements for with-profits insurers more directly to how they smooth the payments they make to their policyholders. The effect would be that the more smoothing takes place the more capital with-profits life insurers will have to hold. This is designed to reduce the pressure on with-profits funds to sell equities when the stock markets fall as the capital requirements will also reduce as a reflection of their ability to reduce discretionary payments.

New EU Rules on Solvency Margins

        Under new rules amending the solvency margin requirements for life and non-life insurance undertakings, which will be implemented in EU member states in 2004 (the FSA's new rules in this respect will apply to firms from the beginning of their 2004 financial years), each insurance company in an EU member state must maintain a solvency margin (shareholders' equity and quasi-equity) at a level that depends on the nature of the insurer's activity and that is calculated with reference to certain balance sheet and income statement items, subject to an absolute minimum (so-called minimum guaranteed fund) of €3 million (€2 million for some classes of non-life insurance). The rules are part of the European Commission's efforts to achieve a single European market for financial services by 2005. The rules will also give regulators greater powers to intervene in the event of concerns regarding an insurance company's financial position.

        The European Commission continues to work on a more comprehensive review of solvency requirements for insurance undertakings, the so-called "Solvency II" project, which would be based on a three-pillar structure, comprised of capital requirements, supervisory review and public disclosure. The new solvency rules would be based on two levels of regulatory capital requirements: a target level, which would be aimed at reflecting and quantifying the exposure of the relevant insurance undertaking, and a minimum capital level, which would be computed in a less refined manner and which would act as trigger for supervisory intervention. However, the European Commission does not anticipate proposing any legislative measures in this field earlier than 2005.

Other EU Measures

        In September 2002, the European Union adopted directive 2002/92/EC on insurance mediation with the aim of allowing insurance and reinsurance intermediaries to operate and offer their services across the European Union on the basis of their home-country registration. The aim of this measure is to allow intermediaries to offer insurance products in other member states more easily following implementation of the measure by member states by January 2005. In May 2003, the European Union adopted directive 2003/41/EC on the activities and supervision of institutions for occupational retirement provision, which member states must implement into their national law by September 2005. This directive is intended to permit employee pension schemes to be operated and managed on an EU-wide basis. The directive contains certain prudential and "prudent" investment requirements, which could be extended by member states to the occupational retirement schemes operated by life insurance companies. Finally, the European Commission anticipates proposing a directive on the supervision of reinsurance undertakings in early 2004. The reinsurance directive would introduce a set of harmonized rules to allow reinsurance companies to operate across the European Union on the basis of their home-country license.

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

        Mortgage lending, sales and administration as well as long-term care insurance will become 2000 Act regulated activities requiring authorization from the FSA beginning on October 31, 2004. General insurance sales and administration will become 2000 Act regulated activities requiring authorization from the FSA beginning on January 14, 2005. In January 2004, the FSA stated that insurers will need to confirm that all the businesses in their distribution network affected by regulation become either authorized or appointed representatives of authorized entities. Insurers will not be able to continue doing business with unauthorized intermediaries. Importantly, this measure includes secondary intermediaries that sell insurance as an adjunct to their main business.

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

        The FSA applies capital adequacy guidelines that accord with relevant EC directives and the Basel Accord of 1988, which established a framework for measuring the capital adequacy of international banking organizations. These guidelines implement a number of EC directives, including the Own Funds Directive, concerning capital requirements, the Solvency Ratio Directive, concerning solvency ratios that credit institutions must maintain, and the Capital Adequacy Directive, as amended, referred to as CAD, requiring credit institutions and investment firms to provide capital for market risk. The FSA's guidelines impose on banks a requirement that they maintain a minimum level of capital to support on and off-balance sheet exposures, weighted according to broad categories of risk. Each bank subject to the FSA's guidelines must maintain a required capital adequacy ratio of total capital to risk-weighted assets. This ratio is set by the FSA individually for each such bank, but the ratio is in no case less than 8%.

        The FSA introduced a new market risk regime as from October 1, 1998 for implementation of its policy based on the Basel Accord and the parallel EC Market Risk Directive, known as the "CAD Amending Directive". Both the 1996 Basel Amendment to the Basel Accord and the CAD Amending Directive enable banks and investment firms to use internal value-at-risk models to calculate capital charges for market risks.

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

        In June 1999, the Basel Committee on Banking Supervision issued a proposal for a new capital adequacy framework to replace the Basel Accord of 1988. The new capital framework consists of three "pillars": minimum capital, a supervisory review of an institution's capital adequacy and internal assessment process and effective use of market discipline to strengthen disclosure and encourage safe banking practices. With respect to the first pillar, the new capital framework will not merely expand and develop the standardized rules set out in the 1988 Accord, but will allow banks to compute their capital charges for credit risk on the basis of their own internal ratings. In addition, the new Basel rules will introduce capital requirements to cover operational risk. In furtherance of its objective to replace the Basel Accord of 1988, the Basel Committee published consultation papers on January 16, 2001 and April 29, 2003. The Basel Committee hopes to finalize the new accord by mid-2004 so that it can be implemented by the end of 2006.

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

        The European Commission also issued consultation papers on February 5, 2001 and July 1, 2003 on a new capital adequacy framework for banks and investment firms. The European Commission intends to release a proposed directive for the new European Union capital adequacy regime by mid-2004, assuming the Basel Committee can reach a final agreement on a new accord by that time. The European Commission aims to have the new rules implemented into EU member states' domestic legislation by the end of 2006, at the same time as the new Basel Capital Accord is implemented globally. The broad aim of the European Commission is for the new EU regime to:

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

US Supervision and Regulation

General

        Prudential conducts its US insurance activities through Jackson National Life, a stock life insurance company licensed to transact its insurance business in, and subject to regulation and supervision by, the District of Columbia and 49 of the 50 states; Jackson National Life operates a subsidiary, Jackson National Life Insurance Company of New York, in the state of New York. The extent of such regulation varies, but most jurisdictions have laws and regulations governing the financial aspects of insurance companies, including standards of solvency, reserves, reinsurance and capital adequacy and the business conduct of insurance companies. In addition, statutes and regulations usually require the licensing of insurers and their agents and the approval of policy forms and related materials. These statutes and regulations in Jackson National Life's state of domicile, which is Michigan, also set out the permitted types and concentration of investments.

        Insurance regulatory authorities in each of the jurisdictions in which Jackson National Life does business require it to file detailed quarterly and annual financial statements, and these authorities have the right to examine its operations and accounts. In addition, Jackson National Life is generally subject to federal and state laws and regulations that affect the conduct of its business. New York and Michigan require their state insurance authorities to conduct an examination of an insurer under their jurisdiction at least once every five years. The New York Insurance authorities conducted an examination of Jackson National Life of New York in 2003 for the exam period of January 1, 2000 through December 31, 2002 and the report included no material findings. Michigan insurance authorities completed a routine examination of Jackson National Life during the year 2001 for the period ending December 31, 2000 and the report included no material findings.

        Jackson National Life's ability to pay shareholder dividends is limited under Michigan insurance law. The Commissioner of the Michigan Office of Financial and Insurance Services (the "Michigan Insurance Commissioner") may limit, or not permit, the payment of, shareholder dividends if the Michigan Insurance Commissioner determines that an insurer's surplus, as regards policyholders, is not reasonable in relation to its outstanding liabilities and is not adequate to meet its financial needs as required by Michigan insurance law. Jackson National Life must report any shareholder dividends to the Michigan Insurance Commissioner before they can be paid. In the case of an extraordinary shareholder dividend or distribution, an insurer must give 30 days advance notice to the Michigan Insurance Commissioner and may not pay the dividend or distribution if the Michigan Insurance Commissioner disapproves within such 30-day period. For this purpose, an extraordinary dividend or distribution means any dividend or distribution of cash or other property whose fair market value together with that of other dividends or distributions that an insurer made within the preceding twelve months exceeds the greater of 10% of the insurer's surplus as regards policyholders as of December 31 of the immediately preceding year, or the net gain from operations of the insurer, not including realized capital gains, for the prior year. In 2001, 2002 and 2003, Jackson National Life paid shareholder dividends of $131.1 million, $142.0 million and $85.2 million respectively.

        State regulators also require prior notice or regulatory approval of changes in control of an insurer or its holding company and of certain material transactions with affiliates. Under New York and Michigan insurance laws and regulations, no person, corporation or other entity may acquire control of an insurance company or a controlling interest in any parent company of an insurance company, unless that person, corporation or entity has obtained the prior approval of the regulator for the acquisition. For the purpose of each of New York and Michigan law, any person acquiring, directly or indirectly, 10% or more of the voting securities of an insurance company is presumed to have acquired "control" of the company. To obtain approval of any change in control, the proposed acquiror must file an application with the New York Superintendent of Insurance or the Michigan Insurance Commissioner, as appropriate. This application requires the proposed acquiror to disclose, among other information, its background, financial condition, the financial condition of its affiliates, the source and amount of funds by which it will effect the acquisition, the criteria used in determining the nature and amount of consideration to be paid for the acquisition, proposed changes in the management and operations of the insurance company and other related matters.

Guaranty Associations and Similar Arrangements

        Each of the 50 states of the United States, the District of Columbia and the Commonwealth of Puerto Rico have laws requiring insurance companies doing business within their jurisdictions to participate in various types of guaranty associations or other similar arrangements. These associations and arrangements provide certain levels of protection to policyholders from losses under insurance policies issued by insurance companies that became impaired or insolvent. Typically, these associations levy assessments, up to prescribed limits, on member insurers on a basis that is related to the member insurer's proportionate share of the business in the relevant jurisdiction of all member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Some jurisdictions permit member insurers to recover assessments that they paid through full or partial premium tax offsets, usually over a period of years. Prudential estimated its reserve for future guarantee fund assessments for Jackson National Life to be £26 million ($45.7 million) at December 31, 2003. Prudential believes this reserve to be adequate for all anticipated payments for known insolvencies.

Asset Valuation Reserve

        State regulators generally require that insurers establish an asset valuation reserve that consists of two components: a "default component" to provide for future credit-related losses on fixed income investments and an "equity component" to provide for losses on all types of equity investments. The asset valuation reserve establishes statutory reserves for fixed maturity securities, equity securities, mortgage loans, equity real estate and other invested assets. The reserve is designed to provide for all realized and unrealized gains and losses on such assets, other than those resulting from changes in interest rates. The level of reserves is based on both the type of investment and its rating. Contributions to the reserve may result in a slower growth in surplus or a reduction of Jackson National Life's unassigned surplus, which, in turn, may reduce funds available for shareholder distributions. The extent of the impact of its asset valuation reserve on Jackson National Life's statutory surplus depends in part on the future composition of the investment portfolio.

Interest Maintenance Reserve

        State regulators generally require that insurers establish an interest maintenance reserve to defer non-credit-related realized capital gains and losses, net of taxes, on fixed income investments, primarily bonds and mortgage loans, which are amortized into net income over the estimated remaining periods to maturity of the investments sold and to defer material gains or losses, net of taxes, resulting from market value adjustments on policies and contracts backed by assets carried at book value. The extent of the impact of the interest maintenance reserve depends on the amount of future interest-rate related realized capital gains and losses on fixed maturity investments and deferred gains or losses resulting from market value adjustments.

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

        One Jackson National Life ratio fell outside of the usual range in 2003. This was the change in premium ratio which fell outside of the usual range because of a greater than 10% decrease in premium and deposit funds compared with 2002. The decline is due to reduced fixed annuity sales and deposits from institutional business in 2003.

Policy and Contract Reserve Sufficiency Analysis

        Michigan insurance law requires Jackson National Life to conduct annually an analysis of the sufficiency of its life and annuity reserves. A qualified actuary must submit to the insurance department an opinion that states that the reserves, when considered in the light of the assets that an insurance company holds with respect to such reserves, make good and sufficient provision for the associated contractual obligations and related expenses of the insurance company. If a qualified actuary cannot provide such an opinion, then the insurance company must set up additional reserves by moving funds from unassigned surplus. The 2003 opinion has been submitted to the Michigan Office of Financial and Insurance Services without any qualifications.

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

        Any state adopting the model act gives the state insurance commissioner explicit regulatory authority to require various actions by, or take various actions against, insurance companies whose adjusted capital does not meet minimum risk-based capital standards. The Michigan Insurance Commissioner takes into account the National Association of Insurance Commissioners' risk-based capital standards to determine adequate compliance with Michigan insurance law. At December 31, 2003, Jackson National Life's total adjusted capital under the National Association of Insurance Commissioners' definition substantially exceeded Michigan standards.

Regulation of Investments

        Jackson National Life is subject to state laws and regulations that require diversification of its investment portfolio, limit the amount of investments in certain investment categories such as below investment grade fixed income securities, common stock, real estate, foreign securities and forbid certain other types of investments altogether. Jackson National Life's failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated by the Michigan Insurance Commissioner as non-admitted assets for purposes of measuring surplus and, in some instances, the Michigan Insurance Commissioner could require divestiture of non-qualifying investments.

Federal Financial Services Regulation

Thrift Regulation

        Jackson National Life owns Jackson Federal Bank, a federally chartered savings association, or "thrift". Jackson Federal Bank is subject to extensive regulation and examination by the Office of Thrift Supervision of the U.S. Department of the Treasury (the "OTS"). Jackson Federal Bank's deposits are insured to applicable limits by the Federal Deposit Insurance Corporation (the "FDIC"), and Jackson Federal Bank is therefore subject to a certain amount of regulation by the FDIC.

        In addition, the parent companies of Jackson Federal Bank, including Jackson National Life and Prudential plc, are subject to regulation by the OTS as thrift holding companies. Because the parent companies of Jackson Federal Bank control only a single thrift, they are regulated as so-called "unitary" thrift holding companies—a status that confers certain benefits that are described below.

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

        In contrast, unitary thrift holding companies that existed before the Gramm-Leach-Bliley Act and entities that had submitted applications to become unitary thrift holding companies as of May 4, 1999, are "grandfathered" or exempted from these restrictions, and the Gramm-Leach-Bliley Act does not impose affiliation restrictions on grandfathered unitary thrift holding companies. Jackson Federal Bank's parent companies, including Prudential plc, meet the criteria to be grandfathered unitary holding companies under the Gramm-Leach-Bliley Act. However, this privilege exists only so long as the parent companies preserve their status as grandfathered unitary thrift holding companies. The primary restrictions in this regard are that the parent companies cannot undergo a change in control or acquire a separate US bank or thrift (unless the acquired institution is merged with the existing thrift subsidiary, Jackson Federal Bank).

        In addition, Jackson Federal Bank's parent companies, including Prudential plc, could become subject to restrictions on their activities and investments if Jackson Federal Bank were to fail to be a "qualified thrift lender" ("QTL") under the Home Owners' Loan Act ("HOLA"). In general, in order for Jackson Federal Bank to remain a QTL, a certain percentage of its assets must consist of residential real estate mortgage loans, consumer loans, small business loans and other similar and related assets. Jackson Federal Bank is currently in compliance with QTL standards. In addition to triggering restrictions on activities of affiliates, failure to remain a QTL could also trigger restrictions on the ability of Jackson Federal Bank to obtain funding from the Federal Home Loan Bank System, establish new branches and pay dividends.

        Under HOLA and applicable OTS regulations, thrift holding companies must file periodic reports with the OTS and must comply with OTS record keeping requirements. Thrift holding companies are subject to holding company examination by the OTS, and the OTS may take enforcement action against a thrift holding company if the activities of the thrift holding company constitute a serious risk to the financial safety, soundness or stability of a subsidiary thrift. Thrift holding companies are not subject to OTS capital adequacy requirements.

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

        Undercapitalized depository institutions are subject to growth limitations, the requirement to submit a capital restoration plan, and a variety of other restrictions the severity of which are keyed to the capital tier and other factors. Ultimately, critically undercapitalized institutions are subject to the appointment of a receiver or conservator. If an insured institution fails, the FDIC is appointed as receiver for the institution. Claims for administrative expenses of the receiver and for deposits in U.S. branches (including claims of the FDIC as subrogee of the insured depositors of the failed institution) have priority over the claims of general unsecured creditors.

        As of December 31, 2003, Jackson Federal Bank met all capital requirements to which it is subject and satisfied the requirements to be treated as well-capitalized.

  Deposit Insurance

        The FDIC insures the deposits of Jackson Federal Bank to the applicable maximum limits. The FDIC administers two separate deposit insurance funds, the Bank Insurance Fund and the Savings Association Insurance Fund (the "SAIF"). The SAIF is a deposit insurance fund for most savings associations. Jackson Federal Bank is a member of the SAIF.

        The FDIC has established a risk-based system for setting deposit insurance assessments. Under the risk-based assessment system, an institution's insurance assessments vary according to the level of capital the institution holds and the degree to which it is the subject of supervisory concern. In addition, regardless of the potential risk to the insurance fund, federal law requires the FDIC to establish assessment rates that will maintain each insurance fund's ratio of reserves to insured deposits at $1.25 per $100. Both funds met this reserve ratio as of December 31, 2003. During 2003, the assessment rate for SAIF deposits ranged from zero to 0.27% of assessable deposits. Jackson Federal Bank qualified for the lowest rate on its deposits in 2003.

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

  Community Reinvestment Act

        The Community Reinvestment Act ("CRA") requires that Jackson Federal Bank ascertain and help meet the credit needs of the communities it serves, including low- to moderate-income neighborhoods, while maintaining safe and sound banking practices. Every two years, the OTS assigns one of four possible ratings to Jackson Federal Bank's CRA performance and is required to make public Jackson Federal Bank's rating and written evaluation. The four possible ratings of meeting community credit needs are "outstanding", "satisfactory", "needs to improve", and "substantial noncompliance". In 2002, Jackson Federal Bank received a "satisfactory" CRA rating from the OTS.

USA PATRIOT Act

        The Patriot Act includes numerous provisions designed to fight international money laundering and to block terrorist access to the U.S. financial system. The U.S. Treasury Department has issued a number of regulations implementing the Patriot Act that apply certain of its requirements to financial institutions such as Prudential's banking and broker-dealer subsidiaries. Among other things, the regulations impose new obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing. Jackson National Life does not expect the impact of the Patriot Act on its operations to be material, and has established policies and procedures to ensure compliance with the Patriot Act's provisions. The Treasury Department is expected to issue a number of additional regulations which will further clarify the Patriot Act's requirements, including with respect to insurance companies

Securities Laws

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

        Jackson National Asset Management, LLC is registered with the U.S. Securities and Exchange Commission ("SEC") as an investment adviser pursuant to the Investment Advisors Act of 1940, as amended ("Investment Advisors Act of 1940"), and is also registered or notice filed in all applicable states. Jackson National Asset Management, LLC is registered as a transfer agent pursuant to the Securities Exchange Act of 1934, as amended ("Securities Exchange Act"). The investment companies (mutual funds) for which Jackson National Asset Management, LLC serves as an investment adviser are subject to SEC registration and regulation pursuant to the Securities Act of 1933, as amended ("Securities Act"), and the Investment Company Act of 1940, as amended ("Investment Company Act"). In addition, each variable annuity and variable life product sponsored by Jackson National Life, organized under an applicable separate account or unit investment trust, is subject to SEC registration and regulation pursuant to the Securities Act and the Investment Company Act, and applicable state insurance and securities laws.

        Curian Capital, LLC is registered with the SEC pursuant the Investment Advisors Act of 1940 and is also registered or notice filed in all applicable states.

        Jackson National Life Distributors, Inc. is registered as a broker-dealer with the SEC pursuant to the Exchange Act, and is registered as a broker-dealer in all applicable states. In addition, Jackson National Life Distributors, Inc. is a member firm of the National Association of Securities Dealers, Inc. ("NASD").

        Each of: SII Investments, Inc., National Planning Corporation, Investment Centers of America, Inc., and IFC Holdings, Inc. which does business under the name INVEST Financial Corporation is a broker-dealer, investment adviser, and insurance agency (or affiliated with an insurance agency), licensed and qualified to transact business pursuant to its respective registration and/or membership with the SEC, the NASD, the Municipal Securities Rulemaking Board, applicable state securities and insurance authorities, and all other applicable jurisdictional authorities.

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

        To the extent that PPM America, Inc. manages assets of employee benefit plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), or the Internal Revenue Code, it may be subject to certain restrictions imposed by ERISA and taxes imposed by the Internal Revenue Code. Such restrictions are summarized in "—Employee Benefit Plan Compliance" in this section below. The Department of Labor and the Internal Revenue Service have interpretive and enforcement authority over the applicable provisions of ERISA and the Internal Revenue Code.

Employee Benefit Plan Compliance

        Jackson National Life issues certain types of general account stable value products, such as GICs and funding agreements, to employee benefit plans and to investment vehicles that pool the investments of such plans. Many of these plans are retirement plans that are subject to the fiduciary standards of ERISA and that are tax-qualified under the Internal Revenue Code. As such, Jackson National Life may be subject to certain restrictions imposed by ERISA and taxes imposed by the Internal Revenue Code. These restrictions include:

  •
  the requirement under ERISA that fiduciaries must perform their duties solely in the interests of ERISA plan participants and beneficiaries,

  •
  the requirements under ERISA that fiduciaries may not engage in "conflict of interest" transactions, and

  •
  the requirements under ERISA that a fiduciary may not cause a covered plan to engage in certain "prohibited transactions" with certain persons who provide services to the plan or are affiliated with the plan sponsor or a plan service provider.

        In general, the Internal Revenue Code imposes taxes on persons involved in certain of the transactions described above.

        The Department of Labor and the Internal Revenue Service, have interpretive and enforcement authority over the applicable provisions of ERISA and the Internal Revenue Code.

        In the instance where an insurer issues a guaranteed benefit policy to a plan, ERISA provides that the insurer need not become a fiduciary with respect to the plan solely as a result of the issuance of the policy. Under Section 401 of ERISA, a guaranteed benefit policy means an insurance policy to the extent such policy provides for benefits the amount of which the insurer guarantees.

        In 1993, in John Hancock Mutual Life Insurance Company v. Harris Trust & Savings Bank, the US Supreme Court held that, with respect to a portion of the funds held under a general account group annuity contract, an insurer could be subject to certain of the fiduciary requirements of ERISA.

        On January 5, 2000, the Department of Labor issued final regulations for the purpose of determining, in cases where an issuer issues general account policies to or on behalf of employee benefit plans, which assets of the insurer will constitute plan assets and be subject to the fiduciary responsibility and prohibited transaction provisions of ERISA. The final regulations provide that, generally, when an employee benefit plan acquires a general account policy that is issued on or prior to December 31, 1998, the plan's assets include the policy but do not include any of the underlying assets of the insurer's general account, provided certain conditions are satisfied.

        The relief provided by the Department of Labor regulations and other interpretations issued to date is transitional in nature and does not provide definitive guidance regarding the application of the applicable provisions of ERISA and the Internal Revenue Code to Jackson National Life. Accordingly, although Prudential does not believe that the Harris Trust decision will have a material adverse effect on Jackson National Life's business, financial condition or operating results, and Jackson National Life is proceeding with its general account products on the basis of its understanding of the current regulatory framework, the full impact of the Harris Trust decision is still not entirely clear.

        In addition, for plans that are not subject to the provisions of ERISA or the Internal Revenue Code described above, such as pension plans maintained by state or local governments, state and local laws may apply in lieu of these fiduciary standards. Although Prudential does not believe that such laws will have a material adverse effect on Jackson National Life's business, financial condition or operating results, the application of these laws to Jackson National Life's business is not entirely clear.

Financial Services Regulatory and Legislative Issues

        Proposals to change the laws and regulations governing the banking industry are frequently introduced in the U.S. Congress, in the state legislatures and before the various bank regulatory agencies. The likelihood and timing of any proposals or legislation and the impact they might have on Jackson National Life and its subsidiaries cannot be determined at this time.

        State legislatures and/or state insurance regulatory authorities frequently enact laws and/or regulations that significantly affect insurers supervised by such authorities. Although the U.S. federal government does not directly regulate the insurance business, federal initiatives may also have an impact on the insurance industry.

        A major issue at the state level involves the Insurance Product Regulation Compact, which has already been adopted by a few states and has been introduced in a number of state legislatures. The Compact was developed by the National Association of Insurance Commissioners to serve as an agreement among member states to create a more streamlined system of insurance product regulation. A principal component of the Compact is the creation of a multi-state commission governed by participating states. It is contemplated that the commission would serve as a single point of filing for life insurance and annuity products, and would establish uniform, national standards for those products. The Compact is expected to become operational only if certain criteria (based on the number of states enacting the Compact or the premium volume for life insurance, annuities, disability income and long-term care insurance of states joining the Compact) are met.

        The US President has in the past proposed to increase the taxes levied against the insurance industry to increase the federal budget revenues. The industry has been very successful in resisting these proposals on the grounds that an increase in taxes on insurance companies or insurance policies would have a negative affect on US citizens saving for their retirement. The insurance industry is very vigilant in monitoring these proposals and taking action to oppose them, as well as to support proposals that would provide more favorable tax treatment for certain annuity products.

        A coalition of national insurance and banking organizations is actively seeking introduction of U.S. federal legislation that would allow insurance companies to obtain a federal charter as a regulatory alternative to a state charter. Congressional hearings have also been held on the topic of establishing national standards for the regulation of insurance. Prudential cannot predict whether any federal (or state) legislative initiative to change the nature or scope of the regulation of the insurance industry will be enacted into law.

        Federal and state regulators have focused on, and continue to devote substantial attention to, the mutual fund and variable annuity and insurance product industries including the broker-dealer system. As a result of publicity relating to widespread perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms, including mutual fund governance, new disclosure requirements concerning mutual fund share classes, commission breakpoints, revenue sharing, advisory fees, market timing, late trading, portfolio pricing, annuity products, hedge funds, and other issues. It is difficult to predict at this time whether changes resulting from new laws and regulations will affect the industries or our investment management businesses, and, if so, to what degree.

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

        Until August 2002 Prudential Assurance Company Singapore only held a life insurance license after which date, on application, it became registered and licensed to sell both life and general insurance business. This licensing also enables Prudential Assurance Company Singapore to manufacture general insurance products.

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

Malaysia

        In Malaysia, Bank Negara is the regulatory body responsible for supervising and regulating the conduct of financial services including insurance business. The law governing the insurance industry is the Insurance Act 1996 which came into force on January 1, 1997 and is supplemented by regulations.

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

Item 5.    Operating and Financial Review and Prospects

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis should be read in conjunction with Prudential's consolidated financial statements and the related notes to Prudential's consolidated financial statements included elsewhere in this document. Prudential's consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain material respects from US GAAP. Information related to the nature and affect of such differences is presented in Notes 36 and 37 of the notes to the consolidated financial statement in this document. A summary of the critical accounting policies which have been applied to these statements is set forth in the section below entitled "—Factors Affecting Results of Operations—UK GAAP Critical Accounting Policies".

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

Introduction

        Prudential provides a broad range of financial products and services, primarily to the retail market. The period since 2001 has been one of significant change as Prudential has positioned itself to compete internationally in an increasingly challenging global marketplace.

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

        In 2002, Prudential's UK Insurance Operations announced plans to establish an offshore service center in India to improve customer contact service for the UK business and achieve additional cost savings. This initiative is expected to incur a restructuring charge of approximately £26 million with an estimated total impact on shareholders of £7 million by 2004, with the remaining £19 million borne by the PAC long-term fund. However, the charge is expected to be offset by gross cost savings from 2006 of approximately £16 million, of which approximately £4 million per annum is expected to be attributable to shareholders. See "Item 4—Information on the Company—Business of Prudential—UK Business Units—UK and Europe Insurance Operations—UK Restructurings".

        In November 2002, Prudential agreed to sell its German life insurance business (the policies for which are underwritten through a Dublin-based life insurance company) to Canada Life for £82 million. The sale was completed on January 1, 2003. In November 2003 Prudential announced the sale of Prudential Europe Management Services Limited to Capita Life and Pensions Services Ireland Limited for £16 million. As part of this transaction, a ten year third-party administration contract was put in place between the Company and Capita Life and Pensions Services Ireland Limited to ensure continuity of administration services to the Company. See "Item 4—Information on the Company—Business of Prudential—European Business—Sale of German Business to Canada Life" and "—Sale of Prudential Europe Management Services".

        At December 31, 2002 all of Scottish Amicable Life plc's business was transferred into Prudential Assurance's long-term fund.

        In 2003, PCA was awarded its second life insurance business licence for Beijing by the China Insurance Regulatory Commission and in August, Prudential announced the launch of its partnership in Beijing with CITIC, its joint venture partner in China.

        In November 2003, M&G completed the outsourcing of its retail administration to International Financial Services Limited. This will ensure M&G has leading edge IT systems to support its retail operation and deliver significant cost savings.

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

General Economic and Market Conditions

        In the 1990s, retail financial services and fund management markets in the United Kingdom and the United States benefited from generally favorable economic and market conditions. During that period, both the United Kingdom and the United States experienced strong economic growth, stable interest rates, low inflation rates and very strong growth in stock market prices. However, over the last few years, stock market prices have fallen significantly as have interest rates. Despite these recent fluctuations, Prudential believes that the historical strength of the UK and US equity markets, combined with demographic factors and governmental efforts to increase individual savings and self-provision for retirement, have resulted in increased consumer focus on savings and investment products.

        In Asia, any further global economic slowdown is likely to depress short-term growth. However, over the long-term, Prudential believes the potential in Asia remains and that it is in a strong position to benefit from the long-term growth potential throughout the region.

        Changes in interest rates and returns from equity, real estate and other investments as well as volatility in these items may affect Prudential's profitability. In the United Kingdom, where Prudential invests in debt and other fixed income securities, equity securities and real estate, shareholders' profits under UK GAAP are largely a function of the bonuses it declares on with-profits products. The most important influences on the bonus rates are the overall rate of return earned on investments and Prudential's expectation of future investment returns. See "—Analysis by Geographic Region—United Kingdom—Basis of Profits", "—With-profits Products" and "—Bonus Rates" below. In recent years, Prudential's long-term expectations of lower investment returns have had a negative impact on annual bonus rates and, as a result, shareholders' profit. A sustained fall in equity markets would have a negative impact on final bonus rates and, consequently, shareholders' profit. Prudential's bonus policy and its impact on profitability is addressed in more detail in "UK GAAP Critical Accounting Policies" below.

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

Regulation

        In recent years, the insurance sectors in the markets in which Prudential operates have faced increased scrutiny. In 1997, Prudential was publicly criticized by its UK regulators for its treatment of pension mis-selling during the period from 1988 to 1994 and for failures to adequately monitor and train its salesforce. In 2001, a fine of £650,000 was levied by the Personal Investment Authority on Prudential, following an inspection in 1999 of Prudential's Phase 1 procedures, which revealed instances of delay in making payments of redress and of deficiencies in its record keeping. Pension mis-selling is discussed in more detail under Item 4, "Information on the Company—Business of Prudential—UK and Europe Business—Compliance—Pension Mis-selling". In March 2003, the FSA levied a fine of £750,000 on Prudential for the mis-selling of mortgage endowment policies by Scottish Amicable during the period from January 1999 to February 2001. Mortgage endowment mis-selling and regulatory actions taken by the FSA to address the issue are discussed in more detail under under Item 4, "Information on the Company—Business of Prudential—UK and Europe Business—Compliance—Mortgage Endowment Products Review".

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

UK GAAP Critical Accounting Policies

        Prudential's discussion and analysis of its financial condition and results of operations are based upon Prudential's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United Kingdom. Prudential's financial statements are prepared in accordance with the modified statutory basis ("MSB") of reporting of long-term business. This is in accordance with the revised Statement of Recommended Practice issued by the Association of British Insurers ("ABI") in November 2003. In broad terms, MSB profits for long-term business reflect the aggregate of statutory transfers from with-profits funds and profits on a traditional deferral and matching approach for other long-term business.

        The preparation of these financial statements requires Prudential to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, Prudential evaluates its estimates, including those related to long-term business provisioning, the fair value of assets and the declaration of bonus rates. Prudential bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        Critical accounting policies are defined as those that are reflective of significant judgements and uncertainties, and potentially result in materially different results under different assumptions and conditions. Prudential believes that its critical accounting policies are limited to those described below. For a detailed discussion on the application of these and other accounting policies, see Note 3 of the notes to the consolidated financial statements and "US GAAP Analysis—US GAAP Critical Accounting Policies" below.

        The critical accounting policies in respect of the items discussed below are critical for the group's results in so far as they relate to the group's shareholder financed business, in particular for Jackson National Life.

Long-term Business Provision

        At December 31, 2003, the long-term business provision represented 62% of Prudential's total liabilities. These liabilities predominantly relate to with-profits and other protection type policies. These liabilities are estimated using actuarial methods based on assumptions relating to premiums, interest rates, investment returns, expenses, mortality and surrenders.

UK insurance operations

        The overwhelming majority of the liabilities for business in-force of UK insurance operations are held by Prudential Assurance Company (PAC) and its subsidiaries Prudential Annuities Limited (PAL) and Prudential Retirement Income Limited (PRIL). The key features of the liabilities of these companies are as follows:

Conventional with-profits and other protection-type policies

        The future policyholder benefit provisions on conventional with-profits and other protection-type policies are calculated using the net premium method. The net premium is calculated such that it would be sufficient at the outset of the policy to provide only for the discounted value of the original guaranteed death and maturity benefits on the chosen assumptions. The provision is then calculated by subtracting the present value of future net premiums from the present value of future benefits (including vested bonuses) using a prudent discount rate.

        Under the net premium valuation method, vested bonuses are included in the cash flows assessed but future allocations of bonuses are not included explicitly, although are implicitly taken into account in the discount rate used, which is based on the return available on suitable investments. The detailed methodology for UK companies is included in regulations contained in the FSA rules. In particular, the returns available from equity and property assets are based on expected income and/or earnings and no allowance is made for potential future growth.

        The assumptions to which the estimation of the long-term business provision is particularly sensitive are the interest rate used to discount the provision and the assumed future mortality experience of policyholders. The net premium reserves are calculated using assumptions for interest, mortality, morbidity and expense, but without assumptions for withdrawals. These assumptions are determined as prudent best estimates at the date of valuation. Interest rates used in establishing policyholder benefit provisions for conventional with-profits policies in the consolidated financial statements range from 3.0% to 5.0%. There have been no significant changes to other key assumptions.

Pension Annuities

        The interest rates used in establishing policyholder benefit provisions for pension annuities in the course of payment are adjusted each year and ranged from 1.96% to 5.14% for 2003, 2.4% to 5.4% for 2002, and 5.0% to 6.0% for 2001. Mortality rates used in establishing policyholder benefit provisions are based on published mortality tables adjusted to reflect actual experience. For 2003, the only other noteworthy change of assumptions was with respect to mortality, where the set of assumptions was changed as part of the regular monitoring of mortality developments.

Accumulating with-profits business

        For accumulating with-profit business, the calculation of the long-term business provision is based on a gross premium bonus reserve valuation. In general terms, a gross premium valuation basis is one in which the premiums brought into account are the full amounts receivable under the contract. The method includes implicit estimates of premiums, expected claims, future regular bonuses, costs of maintaining contracts and future renewal expenses. Cash flows are discounted at the valuation rate of interest. The methodology for UK companies is included in the FSA rules. The discount rate is based on the expected return on the assets deemed to back the liabilities as prescribed by the FSA rules.

        For PAC business the calculation is based on a valuation under which future reversionary bonuses are added to the guaranteed liabilities existing at the valuation date. The provision is then calculated as the present value of future policyholder benefits plus the present value of future expenses, without assumption for withdrawals.

        An addition is made in respect of future premiums if this produces a higher provision. The assumptions to which the estimation of the long-term business provision is particularly sensitive are the assumed future reversionary bonuses, the interest rate used to discount the provision, the assumed future per policy expenses and the assumed future mortality experience of policyholders.

        For PAC business, the provision is taken as the lower of:

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

        For the purpose of calculating the liability using the bonus reserve method, the assumed interest rates range from 3.0% to 5.0%, while future reversionary bonuses are assumed to fall from current levels to zero at 1.5% per year. For unitized with-profits policies, the policyholder benefit provisions are based on the policyholder account balance. There have been no significant changes of assumptions for accumulating with-profit business.

        If actual experience differs from these assumptions, or the basis of preparation is altered (for example, as for UK unitized with-profits business in 2003), then the value of the liabilities would need to be adjusted. See Item 4, "Business of Prudential—UK and Europe Business—UK Business Units—UK Insurance Operations—Life Insurance Products—Savings Products—Investment Bonds" for a discussion of Prudential's unitized with-profits business.

Jackson National Life

        The future policyholder benefit provisions for Jackson National Life's conventional protection-type policies are determined using the net level premium method, with an allowance for surrenders and claims expenses. Rates of interest used in establishing the policyholder benefit provisions range from 4.0% to 8.0%. Mortality assumptions range from 50% to 90% of the 1975-1980 Basic Select and Ultimate tables, depending on underwriting classification and policy duration. For investment-type products sold by Jackson National Life, the policyholder benefit provision included within technical provisions in the consolidated balance sheets is the policyholder account balance.

Prudential Asia

        The future policyholder benefit provisions for Asian businesses are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with UK GAAP. For the Hong Kong business, which is a branch of the Prudential Assurance Company, and the Singapore and Malaysian operations the valuation principles and sensitivities to changes of assumptions of conventional with-profits and other protection-type policies are similar to those described above for equivalent products written by the UK operations. For Hong Kong business the interest rate has reduced to 3.6% at 31 December 2003 from 3.75% at 31 December 2002 for traditional business and to 3.25% at 31 December 2003 from 3.75% at 31 December 2002 for accumulating with-profits assurances. For Singapore and Malaysia there have been no significant changes of assumption. Interest rates of 3.5% to 4.0% in Singapore and 4.0% in Malaysia have been used in accordance with local regulations.

        For Asian operations in countries where local GAAP is not well established and in which the business written is primarily non-participating and linked business, US GAAP is used as the most appropriate proxy to local GAAP. The future policyholder benefit provisions for non-linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claim expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business. As with the other Asian operations mentioned above, the assumptions to which the future policyholder benefit provisions are most sensitive are the interest rate used to discount the liabilities and the future mortality and morbidity experience of policyholders. In Taiwan, interest rates range from 1.5% to 6.5%. In Japan, they range from 0.9% to 1.6%.

Fair Value of Assets

        Equity securities are carried at fair value. Debt and other fixed income securities are carried at fair value, except for those held by Jackson National Life which are carried at amortized cost. Fair value is based on quoted market prices for listed securities and on quotations provided by external fund managers, brokers, independent pricing services or values determined by the directors for unlisted securities. Where third party information is not available, the Group performs alternative valuation techniques, including discounted cash flow analysis, option-adjusted spread models, and enterprise valuation.

        Except to the extent of other than temporary impairments, movements in the fair value of Jackson National Life's bond portfolio do not impact shareholders' profits or funds as they are carried at amortized cost. Impairments in the carrying value of the individual bonds and other fixed income securities that are considered other than temporary are reflected as losses in profit or loss before tax. Among the factors considered is whether the decline in fair value results from a change in the quality of the security itself, or from a downward movement in the market as a whole, and the likelihood of recovering the carrying value based on the current and short-term prospects of the issuer. Unrealized losses that are considered to be primarily the result of market conditions, such as increasing interest rates, unusual market volatility or industry-related events, and where the Group also believes there exists a reasonable expectation for recovery and, furthermore, has the intent and ability to hold the investment until maturity or the market recovers, are usually determined to be temporary.

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

Deferred Acquisition Costs

        In common with other insurers, Prudential incurs significant costs in connection with acquiring new insurance business. These costs, which vary with and are primarily related to the production of new business, are capitalized and amortized against margins in future revenues on the related insurance policies. The recoverability of the asset is measured and the asset is deemed impaired if the projected future margins are less than the carrying value of the asset. The directors make assumptions as to whether certain costs should be deferred or not and whether they will be offset by future margins on the policies. To the extent that the actual future margins differ from those anticipated, then an adjustment to the carrying value of the deferred acquisition cost asset will be necessary.

        The deferral and amortization of deferred acquisition costs is of most relevance to the Group's reported profits for shareholder financed long-term business operations, principally Jackson National Life in the United States. In 2003, equity market performance improved expected profits on variable annuity lines and resulted in a £69 million ($112 million) lower amortization charge than 2002. In 2002, for Jackson National Life, poor equity market performance lowered future expected profits on the variable annuity line through lower fee income and an increased provision for future guaranteed minimum death benefit claims. As a result, the deferred acquisition cost asset associated with the variable annuities became impaired. During 2002, the asset was reduced through increased amortization compared to 2001 of approximately £85 million primarily due to the poor market performance. Further impairments or accelerated amortization of this deferred acquisition cost asset is likely to result if future market returns are below assumed levels.

Deferred Tax

        Deferred tax assets and liabilities generally are recognized in accordance with the provisions of FRS 19, "Deferred tax". Prudential has chosen not to apply the option available under FRS 19 of recognizing such assets and liabilities on a discounted basis to reflect the time value of money. Except as set out in FRS 19, deferred tax is recognized in respect of timing differences that have originated but not reversed by the balance sheet date.

        Deferred tax assets are recognized to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. The UK taxation regime applies separate rules to trading and capital profits and losses. The distinction between timing differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets under FRS 19. Accordingly, for the 2003 results and balance sheet position at December 31, 2003, the possible tax benefit of approximately £427 million, which may arise from capital losses valued at approximately £1.7 billion is sufficiently uncertain that it has not been recognized. In addition there is a potential deferred tax asset of £115 million in 2003 which may arise from trading losses of approximately £378 million in 2003. With regard to £104 million of the asset, the trading losses would be recoverable only if there were sufficient future trading profits in the jurisdictions where the losses have arisen. The balance is dependent upon the outcome of a case before the European Court of Justice regarding group relief claims in connection with European subsidiaries.

Derivative Financial Instruments

        Derivative financial instruments are used to reduce or manage investment, interest rate and currency exposures, to facilitate efficient portfolio management and for investment purposes. The Group's policy is that amounts at risk through derivative transactions are covered by cash or by corresponding assets. With the exception of derivatives held by Jackson National Life, these instruments are carried at fair value with changes in fair value included in investment returns. For other derivative financial instruments, various methods of hedge accounting are used. These are fully described in Note 24 of the notes to the consolidated financial statements.

        As part of the efficient portfolio management of the Life Fund of the Prudential Assurance Company Limited, the fund may, from time to time, invest in cash settled forward contracts over Prudential plc shares. This is in order to avoid a mismatch of the Life Fund's investment portfolio with the investment benchmarks set for its equity based investment funds. The contracts will form part of the long-term investments of the Life Fund. These contracts are subject to a number of limitations for legal and regulatory reasons.

        Jackson National Life uses derivatives (primarily interest rate swaps) to hedge certain risks in conjunction with its asset/liability management program. However, Jackson National Life has elected not to incur the costs of restructuring its derivative contracts, segregating investment portfolios and adding the systems and personnel required to qualify for much stricter hedge accounting treatment.

Other Features of UK GAAP Accounting That Are of Particular Significance to an Understanding of Prudential's UK GAAP Results

        The other features that are of significance relate to the method of accounting for the assets and liabilities of the Group's with-profits funds. A summary of this basis of accounting is included in "—Analysis by Geographic Region—United Kingdom—Basis of Profits". Further details are described below.

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

Fund for Future Appropriations

        The fund for future appropriations ("FFA") represents the excess of assets over policyholder liabilities of the Group's with-profits funds. The annual excess or shortfall of income over expenditure of the with-profits funds after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to, or from, the fund for future appropriations through a charge or credit to the profit and loss account. The balance retained in the FFA for future appropriations represents cumulative retained earnings arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance is determined after full provision for deferred tax on unrealized appreciation of investments.

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

Profits Recognition

        As outlined in "Analysis by Geographic Region—United Kingdom—Basis of Profits" below, Prudential's results include an annual profit distribution to shareholders from long-term with-profits funds that represents an amount of up to one-ninth of the value of that year's bonus declarations to policyholders. The distribution corresponds directly to the post-tax modified statutory basis profit for with-profits business. The boards of directors of the subsidiary companies that have with-profits operations, using the advice of their appointed actuary, determine the amount of annual and final bonuses to be declared each year on each group of contracts. More detail on Prudential's bonus policy is set out in "—Analysis by Geographic Operations—UK Operations—Basis of Profits".

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

Securities lending

        The Group is party to various securities lending agreements under which securities are loaned to third parties on a short-term basis. The loaned securities are not removed from the Group's consolidated balance sheet; rather, they are retained within the appropriate investment classification. The Group's policy is that collateral in excess of 100% of the fair value of securities loaned is required from all securities borrowers and reverse repurchase agreements and typically consists of cash, debt securities, equity securities or letters of credit.

International Accounting Standards

        The European Union ("EU") requires that all listed European companies, including banks and insurers, prepare their 2005 financial statements in accordance with EU endorsed International Accounting Standards ("IAS"). It is intended that the International Accounting Standards Board ("IASB") will, during 2004, have completed its deliberations, and all International Financial Reporting Standards ("IFRS") that are intended to apply for 2005 reporting will be complete.

        When the review and the endorsement process has been completed the IASB's standards, for the consolidated financial statements of listed groups, will replace the UK Accounting Standards Board's (ASB) standards and the Association of British Insurers ("ABI") and British Banking Association Statements of Recommended Practice on accounting for insurance and banking business. However, the UK framework, including any UK ASB changes to gradually migrate its standards towards those of the IASB will continue to apply at UK subsidiary company level unless those companies choose to apply the Department of Trade and Industry's ("DTI") proposed option of applying EU approved IFRS. In addition, the ABI SORP will remain relevant as regards the continued application of UK GAAP measurement principles for those contracts that will be classified as insurance contracts as defined under International Financial Reporting Standard 4—Insurance Contract ("IFRS 4") rather than as financial instruments.

        At present the IASB's process for completing the standards for adoption in 2005 is almost complete but the key area that remains outstanding is of a particular significance to banks and insurers. The outstanding area is the criteria attaching to assets carried at fair value as to whether the value movements may be recorded in the profit and loss account or whether they need to be recorded in shareholders' equity. This area is the subject of an exposure draft, "Proposed amendments to IAS 39 Financial Instruments: Recognition and measurement: the fair value option" published by the IASB on April 21, 2004.

        In addition to these outstanding items the practical application of the IASB's standard on insurance contracts, IFRS4, which was issued on March 31, 2004 is subject to detailed consideration by the life insurance industry in the EU and the major auditing firms. Established practise will take some time during 2004 to fully develop.

        Although the requirements of IFRS 4 are known there remain various detailed but significant points that arise from the combined effect of the current version of IAS 39, the IASB's macro-hedging rules, IFRS 4 and the IASB's exposure draft on the fair value option that make any assessment of the likely impact at best preliminary, and certainly subject to possible significant change.

        Furthermore, although the EU has approved those standards that are either less contentious, or required less amendment as part of the IASB's improvement project, the endorsement at IAS 39 and IFRS 4 remain outstanding. At present there is no certainty that all IASB standards will be fully endorsed in time for the 2005 deadline. However, Prudential is developing its IFRS transition program in the expectation that all IASB standards, including IAS 39 and IFRS 4, will be endorsed by the end of 2004.

        Prudential's assessment of the changes arising from IFRS and its project plan are well advanced. On the basis of the currently available information, assuming all IFRSs are approved by the EU, the preliminary high level assessment of the impact on the Group's financial reporting is as follows:

Insurance operations

Contract accounting

        Under IFRS 4, for those contracts with significant insurance risk and those with discretionary participating features, UK GAAP will continue to apply in all material respects until the IASB introduces a comprehensive (Phase 2) standard for insurance contracts. It is anticipated that many of the Group's contracts will fall into this category. Where contracts do not contain significant insurance risk, valuation under IAS 39 will be required. The detailed mechanism for how this will apply remains under development by Prudential and other EU listed life assurers. However, for unit-linked business, which is one of the key types of contract likely to be affected, continuation of unit-linked liability accounting with deferral of acquisition costs under IAS 18, will be permitted although deposit account presentation will be required.

Unallocated surplus

        The IAS equivalent of the Fund for Future Appropriations will continue to be permitted to be accounted for effectively as a liability in the balance sheet. As a consequence Prudential anticipates that IFRS basis results for with-profits activities will continue to reflect the Company's 10 per cent interest in the actuarially determined surplus for distribution.

Investment valuation and derivative accounting

        The current version of IAS 39 is in many areas similar to the requirements of the US GAAP standards FAS 115 and FAS 133. Under IAS 39, unless designated under the very restrictive "held to maturity' classification on an asset by asset basis, most financial assets are carried in the balance sheet at fair value.

        Movements in fair value are recorded in either the profit and loss account or directly to shareholder reserves in the balance sheet depending upon the designation and the impact of hedge accounting rules. In most cases derivative instruments are also carried at fair value with movements in value being recorded in the profit and loss account. Hedge accounting, whereby value movements on derivatives and hedged items are recorded together in the performance statements, is permissible only if certain matching criteria are met.

Banking operations

        For Egg, the Group's main banking operation, the impact of IFRS adoption is also uncertain for the issues surrounding hedge accounting as, in common with other banks, Egg uses derivatives to manage interest rate risk. Egg's IAS basis results may also be affected by IAS 39 requirements in respect of provisioning, calculation of effective interest rates, and other detailed valuation rules.

Other issues

        Two other areas are likely to involve significant change on the adoption of IAS, namely goodwill accounting and pension cost accounting. For goodwill, subject to regular impairment testing, amortization charges will normally no longer be necessary. For pension cost accounting, IAS 19 has some common features to the requirements of FRS 17. There are though significant differences for the accounting for actuarial gains and losses and IAS 19 is expected to be altered before 2005.

Overview of Consolidated Results

Introduction

        Instability in international markets, bond and equity market confidence adversely affected by greater political risk, and an uncertain economic outlook all had a negative impact on consumer confidence in 2003. Against this background Prudential continued to organically grow its Asian operations, increased Jackson National Life's market share in core product areas on a self-financing basis, and in the UK grew the scale of the shareholder-backed businesses, whilst the with-profits bond market in the UK contracted. M&G reported strong growth in profits reflecting its diversified revenue streams and cost savings, and Egg grew its UK business, increasing its market share of outstanding credit card balances in the UK and reporting profits that were more than double the previous years.

        On January 14, 2004, Prudential announced that it was in preliminary discussions regarding a possible transaction with respect to its approximately 79 per cent holding of Egg. On January 26, Prudential announced that while these discussions were continuing, it had received unsolicited indications of interest from a number of other parties and with the view to delivering value to its shareholders, it had begun a process that would give a number of potential purchasers an opportunity to make a proposal which may or not lead to a transaction. This process continues.

        The following table shows Prudential's UK GAAP consolidated total profit on ordinary activities on the modified statutory basis for the periods indicated. The results for 2002 and 2001 have been restated from those previously published as a result of the adoption of the revised Statement of Recommended Practice on accounting for insurance business issued by the Association of British Insurers in November 2003. Further details are provided in Note 4 of the notes to the consolidated financial statements.

	Year Ended December 31,
	2003	2002	2001
	(In £ Millions)
Operating profit before amortization of goodwill and tax(1)
UK and Europe Operations*	305	423	361
US Operations	162	153	298
Asian Operations	71	62	25
Other income and expenditure	(181)	(189)	(130)

Total continuing operations*	357	449	554
Discontinued UK personal lines property and casualty insurance business	—	—	72

Operating profit before amortization of goodwill and tax*	357	449	626
Amortization of goodwill	(98)	(98)	(95)
Short-term fluctuations in investment returns	91	(205)	(480)
Profit on business disposals	—	355	—
Merger break fee net of expenses	—	—	338

Total profit on ordinary activities before tax*	350	501	389

Tax on profit on ordinary activities*
Tax on operating profit before amortization of goodwill*	(106)	(120)	(172)
Tax on items excluded from operating profit before amortization of goodwill	(38)	78	153

Total tax on profit on ordinary activities*	(144)	(42)	(19)

Profit on ordinary activities after tax before minority interests*	206	459	370
Minority interests	2	9	25

Profit on ordinary activities after tax and minority interests*	208	468	395

*
Figures have been restated where relevant for the adoption of the revised Statement of Recommended Practice on accounting for insurance business issued by the Association of British Insurers in November 2003. See Note 4 of the notes to Prudential's consolidated financial statements. Certain reclassifications and presentational changes have been made to the amounts presented for prior periods to conform these periods to the current presentation. Such reclassifications and presentational changes had no overall effect on the shareholders' funds, profits or cashflows.

(1)
For the purposes of this report, operating profit is based on a long-term investment returns before amortization of goodwill and tax. See Note 5 of the notes to Prudential's consolidated financial statements for a description of the basis.

        The Group's reportable business segments are based on the organizational structure used by the directors for making operating and investment decisions and for assessing performance. In 2003, the Group amalgamated its UK and European Insurance Operations, thereby reducing the number of business segments to five, as follows: UK and Europe Insurance Operations, M&G and Egg, which are all located in the UK (collectively "UK and Europe operations"), US Operations and Asian Operations. The 2002 and 2001 results have been restated accordingly. This realignment is consistent with how the Group manages it business and the markets it serves. The business segments are determined firstly by the territories in which the Group conducts business, which are the United Kingdom and Europe, the United States and Asia. UK and Europe Operations include long-term life insurance business, banking and fund management activities. The US and Asian Operations mainly include life insurance business and fund management activities.

        In determining operating profit, the Group has used the expected long-term investment return and excluded amortization of goodwill and exceptional items. The directors believe that such presentation better reflects the Group's underlying performance on a statutory basis of measurement.

Group operating profit before amortization of goodwill and tax.

        Group operating profit before amortization of goodwill and tax in 2003 was £357 million compared to £449 million in 2002 and £626 million in 2001. The lower profit in 2003 compared to 2002 primarily reflects a £90 million reduction in PAC with-profits fund shareholder transfer. In 2002 the reduction from 2001, primarily reflected £145 million lower US Operations profits driven by a £121 million charge for bond losses and an increase in DAC amortization, together with the sale of the UK personal lines property and casualty insurance operation in 2001. Below is a summary by operation of results.

        UK and Europe Operation's operating profit before amortization of goodwill and tax comprises;

	2003	2002	2001
UK and Europe Insurance Operations	256	372	374
M&G	83	71	75
Egg	(34)	(20)	(88)

UK and Europe operating profit before amortization and tax	305	423	361

        UK and Europe Insurance Operations' operating profit in 2003 was £256 million, £116 million below 2002. This includes a reduction of £90 million from the PAC with-profits fund due to lower annual and terminal bonus rates announced earlier in 2003, partially offset by fees earned from higher funds under management and increased policy claims. Losses on shareholder-backed business increased by £26 million as a result of increased new business volumes that carry significant new business strain. In 2002, the £2 million reduction in the UK and Europe Insurance Operations' operating profit reflects a reduction in shareholder transfer, partly offset by higher surrenders which have a positive effect on the final bonus.

        M&G's operating profit was £83 million in 2003, an increase of £12 million on 2002. Despite the FTSE All Share Index averaging 11% lower than 2002, underlying profits excluding performance-related fees grew strongly in the year, up 43 per cent, reflecting the benefit of diversified revenue streams, sharp focus on cost control and cost savings achieved through outsourcing its retail administration. In 2002, M&G's operating profit of £71 million was £4 million lower than 2001. This reflects the impact of lower market levels, offset in part by diversified revenue streams.

        Egg's operating loss was £34 million in 2003 compared to a £20 million loss in 2002. The operating loss principally comprises, a profit in the UK business offset by losses in the French business. In the UK, operating profit more than doubled in the year to £73 million. Revenues grew almost 30% off the back of strong customer growth, £1.5 billion growth in unsecured lending balances and an improvement in the cost income ratio, from 57% in 2002 to 51% in 2003. In France, the operating loss was £89 million compared to £47 million in 2002 reflecting that 2003 was the first full year of operation. In 2003, Egg incurred a £10 million charge for the reorganization of its IT development and support function and a headcount reduction. In 2002, Egg's operating loss was £20 million compared to £88 million in 2001. This reflects the growth of the UK business, which generated a £111 million swing in profits, offset in part by the losses incurred in the development of its French business. See Item 4 "Information on the Company—Business of Prudential—UK and European Business—UK Business Units—Egg".

        The US Operations' operating profit in 2003 was £162 million, compared to £153 million in 2002. The increase in profit primarily reflects lower amortization of deferred acquisition costs ("DAC") for variable annuity products and higher fee and other income, offset by higher market value adjustment payments and higher average bond losses. The fall in variable annuity DAC amortization in 2003 was principally due to improved market performance, whereas in 2002 poor equity markets lowered expected future profits in the variable annuity book to a level where the variable annuity DAC was impaired and a write off recorded. In 2002, the operating profit of £153 million was £145 million lower than in 2001. The decline principally reflects increases in DAC amortization, costs in respect of the provision of GMDB and a £121 million charge in relation to average realized gains and losses on bonds.

        Prudential Asia's operating profit in 2003 was £71 million compared to £62 million in 2002 reflecting growth in insurance and investment products and the continued development of distribution channels. In 2003, Prudential Asia's three longest established operations, Singapore, Hong Kong and Malaysia generated a £91 million profit compared to £79 million in 2002, but this was offset by losses in newer operations such as Japan and Korea as they continue to build scale and fund the costs of writing new business. In 2002, operating profit of £62 million was £37 million higher than 2001. Profits in the longest established operations, Singapore, Hong Kong and Malaysia of £79 million were up 44 per cent on 2001, offset by losses on newer operations. In addition in 2002 there was a £8 million gain arising from a re-organization from a long-term fund.

Total profit on ordinary activities before taxation

        Total profit before tax was £350 million in 2003 compared to £501 million in 2002, which included £355 million relating to the disposal of the UK General Insurance business. The lower profit in 2003 was also driven by, lower operating profit before goodwill as discussed above, an improvement in the adjustment for short-term fluctuations in investment returns from a negative £205 million in 2002 to a positive £91 million in 2003. The change primarily reflects an improvement in the US from a loss of £258 million in 2002 to a gain of £93 million in 2003 offset in part by £23 million short-term fluctuations in Asia reflecting the five year averaging impact of an appreciation of bond values compared to a positive fluctuation of £62 million in 2002.

        In 2002, total profit before tax was £501 million compared to £389 million in 2001. The increase principally reflected a £275 million improvement in negative short-term investment fluctuations to negative £205 million, driven by £110 million lower bond losses in the US and £95 million of losses principally from UK General Insurance business in 2001, which was disposed of in 2002 "See Item 4—UK Operating Results".

Profit after tax

        Profit after tax before minority interests in 2003 was £206 million compared with £459 million in 2002 and £370 million in 2001. These movements reflect the movements in profit before tax in those years and effective tax rates of 41% in 2003, 8% in 2002 and 5% in 2001. The 41% effective tax rate in 2003 reflects an effective operating profit tax charge of 29.7% combined with the impact of taxation on short-term fluctuations in investment returns. The overall low rate of tax in both 2002 and 2001 reflects the relief of tax payable on business disposals and on the merger break fee against capital losses available to the Group which were acquired during 2001.

Analysis by Geographic Region

        Prudential focuses on operating profit before amortization of goodwill and tax by geographic region as the primary measure of current year performance. This excludes exceptional items, such as profits on business disposals, and includes the investment return for (i) the UK shareholders' funds, (ii) Jackson National Life and (iii) for those periods prior to its disposal, the UK personal lines property and casualty insurance operations, using a long-term rate of return, rather than the actual return for the year, in accordance with UK GAAP and The Association of British Insurers' guidelines. The analysis and discussion below is based upon operating profit before amortization of goodwill and tax. Due to the long-term nature of Prudential's business, its basis of presentation of operating profit may not be comparable with other UK companies. See Note 5 of the notes to Prudential's consolidated financial statements for a description of this basis.

        For all of Prudential's long-term insurance businesses (United Kingdom and Europe, United States and Asia), operating profit is generated principally from its in-force book of business. Prudential's in-force book is business written in earlier years and on which it continues to declare bonuses or credit interest to policyholders and generate profit for shareholders. These books of in-force business have been built up over many years with the result that, for Prudential's long-term insurance business, sales in any one year do not have a significant impact on shareholders' profit in that year, but may have an impact in subsequent years.

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

Surplus Assets and Their Use

        The fund for future appropriations comprises amounts Prudential expects to pay to policyholders in the future, the related shareholder transfers and surplus assets. These surplus assets, which are described in more detail under Item 4, "Information on the Company—Business of Prudential—UK and Europe Business—Shareholders' Interests in Prudential's Long-term Insurance Business—Surplus Assets in Prudential Assurance's Long-term With-profits Fund", have accumulated over many years from a variety of sources and provide the with-profits fund with working capital. This working capital permits Prudential to invest a substantial portion of the assets of the with-profits fund in equity securities and real estate, smooth investment returns to with-profits policyholders, keep its products competitive, write new business without being constrained as to cash flows in the early policy years and demonstrate solvency.

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

The "SAIF" and "PAL" Funds

        Prudential's with-profits fund also includes the Scottish Amicable Insurance Fund ("SAIF") and the wholly-owned sudsidiary, Prudential Annuities Limited ("PAL "). All assets of the SAIF business are solely attributable to former policyholders of Scottish Amicable Life Assurance Society (predating the acquisition of Scottish Amicable by Prudential in October 1997). The SAIF with-profits fund is discussed in more detail under Item 4, "Information on the Company—Business of Prudential—UK and Europe Business—Shareholders' Interests in Prudential's Long-term Insurance Business—The SAIF Sub-fund and Accounts". Since PAL is a wholly owned subsidiary of the with-profits fund profits from this business affect shareholders' profits only to the extent that they affect the annual with-profits bonus declaration and resultant transfer to shareholders.

UK Operating Results

        The following table shows operating profit before amortization of goodwill and tax for the periods indicated.

	Year Ended December 31,
	2003	2002	2001
	(In £ Millions)
Continuing operations
UK and Europe Insurance Operations—long-term business*	256	372	374
M&G	83	71	75
Egg	(34)	(20)	(88)

Total continuing operations*	305	423	361

Discontinued operations:
Personal lines property and casualty insurance business	—	—	72

Total operating profit before amortization of goodwill and tax*	305	423	433

*
Figures have been restated where relevant for the adoption of the revised Statement of Recommended Practice on accounting for insurance business issued by the Association of British Insurers in November 2003. See Note 4 of the notes to Prudential's consolidated financial statements.

UK and Europe Insurance Operations

        Operating profit before amortization of goodwill and tax totaled £256 million in 2003, compared to £372 million in 2002 and £374 million in 2001. Restructuring costs were previously reported separately from Prudential's UK Operations' operating profit. The charges to the profit and loss account for continuing operations in 2003, 2002 and 2001 are, £11 million, £14 million in 2002 and £41 million respectively.

UK Insurance Operations

        The operating profit from continuing operations before amortization of goodwill and tax totaled £254 million in 2003, compared with £371 million in 2002 and £398 million in 2001. The reduction in 2003 primarily reflected lower with-profits bonuses leading to a reduction in the shareholder transfer from the Prudential Assurance long-term with-profits fund, partially offset by the impact of higher surrenders, which have a positive impact on the level of final bonuses declared in the year. See Item 4, "Information on the Company—Business of Prudential—UK and Europe Business—UK Business Units—UK Insurance Operations—Life Insurance Products—Savings Products—Investment Bonds" for information on the bonus structure of Prudential's with-profits products.

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

        In 2003 Prudential declared total post-tax bonuses of £2.1 billion from the Prudential Assurance long-term with-profits fund, of which £1.9 billion was credited to the with-profits policies and £209 million was distributed to shareholders. In 2002, Prudential declared total post-tax bonuses of £2.7 billion from the Prudential Assurance long-term with-profits fund, of which £2.45 billion was credited to the with-profits policies and £273 million was distributed to shareholders. In 2001, Prudential declared total post-tax bonuses of £3.1 billion from the fund, of which £2.8 billion was credited to with-profits policies and £310 million was distributed to shareholders. Along with the rest of the UK insurance industry, Prudential has reduced its bonuses over the last three years, reflecting the lower investment return expected in the future and the actual returns earned by the Prudential Assurance long-term with-profits fund. As a result of these actions Prudential expects UK operating profit to be lower in the future.

        All unit-linked and non with-profits business written by Prudential in the United Kingdom is funded by capital provided by shareholders. Accordingly, all profit from this business goes to shareholders. In 2003 this business generated pre-tax losses of £38 million compared to £12 million in 2002 and £34 million in 2001.

UK Restructurings

        Restructuring of the Prudential UK Insurance Operations continued in 2003, following the restructuring of its direct salesforce and customer services channels and the establishment of an Indian service center which were announced in 2001 and 2002 respectively.

        In September 2002, Prudential announced plans to establish an offshore service center in India to improve customer contact service levels for its UK Insurance Operations customers and to achieve further cost savings to those announced in November 2001. The new processing center has been established in Mumbai and opened in May 2003 and is expected to be fully operational later this year. The initiative is expected to generate gross cost savings from 2006 of approximately £16 million per annum, of which approximately £4 million per annum is expected to be attributable to shareholders. As part of this restructuring Prudential plans to make 885 jobs in the United Kingdom redundant. These redundancies started in the last quarter of 2003. In 2003, Prudential incurred a total restructuring charge for its UK Insurance Operations of £40 million of which £8 million related to the establishment of an offshore customer contact center in Mumbai, India. Of the £40 million, £29 million was borne by Prudential Assurance's long-term fund and £11 million by shareholders' funds. The allocation between Prudential Assurance's long-term fund and shareholders' funds reflects the basis of the activity to which these costs relate. In 2002, Prudential incurred a total restructuring charge for its UK Insurance Operations of £38 million, of which £10 million related to the establishment of an offshore customer contact center in Mumbai, India and £28 million related to additional costs for the simplification of its organizational structure (each as described in greater detail below). Of the £38 million, £24 million was borne by Prudential Assurance's long-term fund and £14 million by shareholders' funds.

        In February 2001, Prudential announced the restructuring of the direct salesforce and customer service channels of its UK Insurance Operations. In November 2001, Prudential announced further details of changes to the future structure of those operations, in particular the intention to pursue a single brand strategy for life and pensions business, including the integration of its Scottish Amicable operations under the Prudential brand. The changes also included a simplification of the organizational structure and plans for a significant reduction in operating costs. In 2003 and 2002 the charge was £32 million and £28 million respectively compared to the £200 million which was charged to 2001 net operating expenses in the long-term technical section of the profit and loss account, with £152 million borne by Prudential Assurance's long-term fund and £48 million by shareholders' funds, of which £41 million was allocated to the long-term business and the remainder to discontinued operations. However the charge is anticipated to be offset by expected annual gross cost savings of £200 million (increased in July 2002 from the original target of £175 million) by the end of 2004.

        As part of the restructurings referred to above, Prudential plans to make 4,900 jobs redundant, of which approximately 3,900 had been completed by December 31, 2003.

European Operations

        The operating profit before amortization of goodwill and tax from Prudential's European Insurance operations represents profits from Scottish Amicable Life International, an Irish company, which mainly markets long-term insurance products into France, Germany and the United Kingdom, although the German operations were disposed of on January 1, 2003.

	Year Ended December 31,
	2003	2002	2001
	(In £ Millions)
Long-term business	2	9	5
Development expenses	—	(8)	(29)

Europe total	2	1	(24)

        Operating profit before amortization of goodwill and tax from Prudential's European operations was £2 million in 2003, compared to £1 million in 2002, and an operating loss of £24 million in 2001. The decrease in long-term business profits before development expenses in 2003 principally reflects the closure of the German business at the end of 2002 as a result of the decision to manage European operations for value.

        In November 2002, Prudential agreed to sell its German long-term business to Canada Life for £82 million. The sale was completed on January 1, 2003. A full portfolio transfer occurred in August 2003. See Item 4, "Information on the Company—Business of Prudential—European Business—Sale of German Business to Canada Life". In June 2003, Prudential announced it was ceasing to write new business in France. See Item 4, "Business of Prudential—European Business—Closure of French Branch".

M&G

        M&G's total operating profit before amortization of goodwill and tax was £83 million in 2003, a 17 per cent increase on 2002. Underlying profit before performance fees was £70 million during 2003, a 43 per cent increase on the previous year, reflecting the strength of M&G's diversified revenue streams and disciplined cost management. This profit growth was achieved despite difficult market conditions as the FTSE All Share index averaged 11% less than last year. In 2003, M&G continued to develop new external business lines with attractive margins during 2003. Over 20 per cent of M&G's underlying profits in 2003 came from businesses that did not exist five years ago, including Prudential Finance and Private Finance. A further contributor to profit has been the cost savings achieved through the successful outsourcing of M&G's retail administration to International Financial Data Services Limited in November 2003.

        Performance related fees in 2003 were £13 million. This included £8 million of fees for M&G's management of Prudential Assurance Company and Scottish Amicable long-term and annuity funds.

        Over three years, Prudential's main with-profits fund has generated annual returns 1 per cent higher than its strategic benchmark and 2.5 per cent higher than its competitor benchmark. PPM Ventures also had a good year, with the profitable realization of investments earning £5 million in performance fees.

        In 2002, M&G's total operating profit before amortization of goodwill and tax reduced by £4 million, from £75 million in 2001 to £71 million in 2002. This was mainly as a result of lower equity markets where average market levels as represented by the UK FTSE All Share index averaged 17% lower in 2002 compared with 2001.

Egg

        The following table shows operating profit (loss) before tax, for the periods indicated.

	Year Ended December 31,
	2003	2002	2001
	(In £ Millions)
UK banking operations
Operating income	420	326	189
Expenses	(347)	(291)	(265)

UK banking operating profit (loss)	73	35	(76)
International banking operations	(93)	(50)	(5)
Share of operating losses from joint ventures and associated undertakings	(4)	(5)	(4)
Restructuring costs	(10)	—	(3)

Total loss on ordinary activities before tax	(34)	(20)	(88)

        Egg's operating loss before tax amounted to £34 million in 2003, compared to a loss of £20 million and a loss of £88 million in 2002 and 2001 respectively.

        Egg's UK banking operations, having become profitable during the fourth quarter of 2001, generated a profit before tax in 2003 of £73 million compared to a £35 million profit in 2002 and a loss of £76 million in 2001. Egg's International operations recorded a £93 million loss in 2003, including £89 million relating to Egg's French business.

        The profit from the UK banking operations reflects operating income of £420 million, compared to £326 million in 2002, offset by expenses of £347 million, compared to expenses of £291 million in 2002. The UK banking operations' increase in operating income reflects net interest income of £263 million, 18% higher than in 2002, due to the growth in the retail asset book combined with maintenance of margin. In addition, other operating income of £157 million increased by £54 million from 2002, principally reflecting fees and commissions earned from a larger credit card book and from selling personal loan payment protection insurance. The increase in expenses is largely due to a £43 million increase in the bad debt provision that reflects the 22% growth in the credit book and an increase in unsecured lending balances as a proportion of the total asset book. Unsecured lending which comprises credit card and personal loans, grew in 2003 by £1.49 billion, leading to a balance of £4.8 billion, of which credit card balances accounted for £3.0 billion (£2.3 billion in 2002).

        Egg's group banking loss of £20 million in 2002 compares to a loss of £88 million in 2001. The UK operating profit in 2002 was £35 million compared to £76 million loss in 2002, this reflected operating income of £326 million, compared to £189 million in 2001, offset by total expenses of £291 million, compared to £265 million in 2001. The increase in operating income reflects both a £77 million increase in net interest income to £223 million driven by an increase in the net interest margin, and a £60 million increase in other operating income, to £103 million, primarily reflecting fees and commissions earned from unsecured lending products and a reduction in cash rebates on cards. Higher expenses in 2002 were largely due to a £17 million increase in the bad debt provision to £84 million, reflecting the significant growth in credit card balances. In 2002 Egg's International operations recorded a £50 million loss, including £47 million relating to the development of Egg's French business.

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

United States

        Prudential's US operations comprise its US insurance company, Jackson National Life, which includes Jackson National Life Insurance Company of New York, Jackson Federal Bank and Curian Capital, LLC, PPM America, its US internal and institutional investment manager, and its US broker-dealer group, National Planning Holdings.

Basis of Profits

        The profit on Jackson National Life's business predominantly arises from spread income from interest-sensitive products, such as fixed annuities and institutional products. For the purposes of UK reporting, deposits into these products are recorded as premiums, withdrawals and surrenders are included in benefits and claims and the resulting net movement is recorded under other reserve movements within benefits and claims. Benefits and claims also includes interest credited to policyholders in respect of deposit products and fees charged on these policies. While the presentation of these items differs between UK GAAP and US GAAP, there is no net impact on operating profit. The UK GAAP result for Jackson National Life is based on Jackson National Life's US GAAP results with an adjustment to exclude the requirements of FAS 133 "Accounting for Derivative Instruments and Hedging Activities" as amended by FAS 137 and 138 ("FAS 133"), and for a different treatment of investment gains and losses.

United States Operating Results

        The following table shows operating profit before amortization of goodwill and tax for the periods indicated.

	Year Ended December 31,
	2003	2002	2001
	(In £ Millions)
Jackson National Life	165	139	282
National Planning Holdings and Curian	(20)	—	(4)
PPM America	17	14	20

Total operating profit before amortization of goodwill and tax	162	153	298

        Operating profit before amortization of goodwill and tax of £162 million was 6% ahead of 2002. The increase primarily reflects lower DAC amortization for variable annuity products, and higher fee and other income, offset by higher market value adjustment payments, higher average bond losses and the loss on Curian. The fall in variable annuity DAC amortization in 2003 was primarily due to improved market performance. In 2002, the effect of poor equity market performance was to lower expected future profits in the variable annuity book to the level where the variable annuity DAC asset was impaired and a write-off was required. No such impairment write-off of variable annuity DAC was required in 2003.

        DAC amortization is calculated using a long-term return assumption which is implemented through the use of a mean reversion methodology. If the mean reversion was eliminated as of December 31, 2003, the variable annuity DAC carrying value would be reduced by approximately £16 million.

        The provision for guaranteed minimum death benefits (referred to as GMDB) on variable annuity products was reviewed and strengthened at the end of 2002. In addition, an increase to the recurring charge was required in respect of GMDB which is included within the 2003 result. No further strengthening beyond the recurring charge was required in 2003.

        Operating profit before amortization of goodwill and tax of £153 million in 2002 was £145 million lower than in 2001. The decline principally reflected increases in both the amortization of DAC, costs in respect of the provision of GMDB and a £121 million charge in relation to average realized gains and losses on bonds. In 2002, spread income (the difference between the rate of return that Jackson National Life is able to earn on its investments and the amount it is required to pay on its deposit liabilities and reserves) was higher than in 2001 by £29 million, reflecting the increase in policies in force and the benefits from reductions in crediting rates with respect to the in force fixed annuity and life insurance contracts. GMDB provisions were reviewed at the year end resulting in a total charge, including payments during the year, of £43 million.

        The 2002 increase in DAC amortization of £106 million from 2001 included an increase of £85 million in respect of variable annuity products and £16 million in respect of equity-indexed annuities. A consequence of the review of GMDB provisions and the resultant strengthening was a reduction in the expected future gross profits from variable annuity products, which resulted in a higher level of variable annuity DAC amortization. When calculating the DAC amortization, the long-term return on variable annuity business is assumed to be 8.4%, gross of investment management and mortality and expense charges. The assumption is implemented through the use of a mean reversion methodology. If the mean reversion was eliminated as at December 31, 2002 so that the long-term return on separate account business was assumed to be 8.4% per annum in all future years, DAC values would have been reduced by approximately £32 million. Should these assumptions not be met in future periods, a further increase in variable annuity DAC amortization may be required.

        The movement in the average exchange rates from $1.50/£1.00 to $1.64/£1.00 during 2003 had an adverse translational impact of £14 million on the United States total operating profit before amortization of goodwill and tax.

Asian Operations

        The relatively recent growth of Prudential's Asian operations and the deferred emergence of profits from its long-term insurance business means that these businesses currently make only a relatively small contribution to Group operating profit before amortization of goodwill and tax. PCA head office costs are included in Other Income and Expenditure below.

	Year Ended December 31,
	2003	2002	2001
	(In £ Millions)
Long-term business and investment products	98	88	44
Development expenses	(27)	(26)	(19)

Asia total	71	62	25

        Prudential Asia's operating profit before amortization of goodwill and tax was £71 million in 2003, an increase of £9 million over £62 million achieved in 2002. This reflects an increase in underlying profits of £10 million partially offset by an increase in development expenses of £1 million.

        Prudential Asia's operating profit before development expenses, amortization of goodwill and tax was £98 million in 2003, an increase of £10 million over the £88 million in 2002. Profits from the more established operations in Singapore, Hong Kong and Malaysia were £91 million, an increase from the £79 million recorded in 2002, as these operations continue to mature.

        This result is after significant investment in 2003, as Prudential builds high quality customer-focused distribution channels in Japan and Korea. Further significant investment is planned for 2004.

        Development expenses (excluding Asia regional head office expenses) increased from £26 million in 2002 to £27 million in 2003, and include £12 million in relation to the development of the Japanese business.

        Prudential Asia's operating profit before amortization of goodwill and tax was £62 million in 2002, an increase of £37 million over the £25 million achieved in 2001. This reflects an increase in underlying profits of £44 million offset by an increase in development costs of £7 million. Operating profit in 2002 includes an £8 million gain arising from the reorganization of long-term funds approved by the regulators allowing the value of the shareholders' interest in certain non-participating policies to be recognized for the first time.

Other Income and Expenditure

        Other income and expenditure represents the investment return on centrally retained shareholder capital and funds, interest expense on group borrowings and central corporate expenditure.

	Year Ended December 31,
	2003	2002	2001
	(In £ Millions)
Investment return and other income	29	3	51
Interest payable on core structural borrowings of shareholder financed operations	(143)	(130)	(118)
Corporate expenditure
Group Head Office	(43)	(36)	(39)
Asia Head Office	(24)	(26)	(24)

Total other income and expenditure	(181)	(189)	(130)

        Losses from other income and expenditure before amortization of goodwill and tax for Group activities reduced to £181 million in 2003 from £189 million in 2002. This was mainly due to a £26 million increase from 2002 in investment return and other income, primarily as a result of a non-recurrent £24 million write down of the Group's 15% holding in Life Assurance Holding Corporation Limited in 2002. This was partly offset by a £13 million increase in funding costs from £130 million in 2002 to £143 million in 2003 reflecting an increase in core debt.

        Losses from other income and expenditure before amortization of goodwill and tax for Group activities increased to £189 million in 2002 from £130 million in 2001. This increase was due to lower investment return and other income, primarily reflecting a write down of £24 million of the Group's 15% holding in Life Assurance Holding Corporation Limited in 2002 and a £12 million increase in interest payable.

Geographic Analysis by Nature of Income and Expense

        The following table shows Prudential's consolidated total profit on ordinary activities before amortization of goodwill and tax for the periods indicated, following which is a discussion of significant line items by geography.

	Year Ended December 31,
	2003	2002	2001
	(In £ Millions)
Long-term business:
Gross premiums	13,781	16,669	15,196
Reinsurance	(290)	(216)	(180)

Earned premiums	13,491	16,453	15,016
Investment return	14,953	(4,045)	(1,427)
Expenses*	(1,844)	(1,805)	(1,990)
Taxation within long-term business funds*	(828)	661	243
Benefits and claims*	(20,413)	(16,383)	(19,148)
Transfer (to) from the fund for future appropriations	(5,021)	5,520	7,754

Shareholders' profit after tax before amortization of goodwill, minority interests and exceptional items*	338	401	448
Add back tax on shareholders' profit*	154	172	233

Shareholders' profit from long-term business*	492	573	681

Other operations:
Continuing operations:
Broker dealer and fund management	80	85	91
UK banking	(34)	(20)	(88)
Other income and expenditure	(181)	(189)	(130)

Total other continuing operations	(135)	(124)	(127)
Discontinued operations:
UK personal lines property and casualty insurance operations	—	—	72

Shareholders' result from other operations	(135)	(124)	(55)

Total operating profit before amortization of goodwill, minority interests, exceptional items and tax*	357	449	626

*
Figures have been restated where relevant for the adoption of the revised Statement of Recommended Practice on accounting for insurance business issued by the Association of British Insurers in November 2003. See Note 4 of the notes to Prudential's consolidated financial statements. Certain other minor reclassifications and presentational changes have been made to the amounts presented for prior periods to conform these periods to the current presentation. Such reclassifications and presentational changes had no overall effect on the shareholders' funds, profits or cashflows.

Gross Premiums

	Year Ended December 31,
	2003	2002	2001
	(In £ Millions)
Long-term business:
United Kingdom and Europe	7,264	8,675	8,395
United States	4,369	6,098	5,008
Asia	2,148	1,896	1,793

Total	13,781	16,669	15,196

        Gross premiums totaled £13,781 million in 2003 compared to £16,669 million in 2002. Gross premiums in 2003 includes £7,264 million from Prudential's UK and European operations, a reduction of 16% on 2002 primarily due to lower with-profits bond sales and the closure of the German operation in January 2003 and £4,369 million from the US, a 28% reduction due to lower fixed annuity and institutional sales partially off-set by higher variable annuity sales, partly offset by a 13% increase in Asia.

        Gross premiums in 2002 include £8,675 million from Prudential's UK and European operations, an increase of 3% primarily due to increased sales of bulk and individual annuities, and £6,098 million from its US operations, an increase of 22% due to higher sales of fixed and variable annuities, partially offset by lower institutional product sales. Meanwhile, in Asia gross premiums grew 6% to £1,896 million, reflecting increased sales across the region.

United Kingdom and Europe

        Gross premiums decreased 16% in 2003 to £7,264 million from £8,675 million in 2002. In the UK gross premiums decreased 19% in 2003, to £6,850 million compared to £8,435 million in 2002. The reduction principally reflects the decline in the single premium with-profits bond market in 2003.

        Gross premiums increased 3% in 2002, to £8,675 million compared to £8,395 million in 2001. The increase was mainly a result of increased sales of single premium individual and bulk annuities, principally distributed through IFAs, and increased sales of single premium corporate pensions distributed through pension advisors and consulting actuaries in the UK. These increases were offset by lower sales of Prudential's single premium with-profits bond, the Prudence Bond, after the high sales experienced in the previous year.

United States

        Gross premiums in 2003 were £4,369 million, or 28% below 2002 levels of £6,098 million, due to lower sales of fixed annuities and institutional products, partially offset by higher variable annuity sales.

        In 2003, JNL's retail sales of £3,580 million represented its second best year, 18 per cent lower than the record sales delivered in 2002. This was driven by record sales of variable annuities, which at £1,937 million were up 42 per cent on 2002. While JNL was able to gain share in the fixed annuity marketplace, fixed annuity sales in 2003 of £1,375 million were 49 per cent below the prior year. This is due to the continued low interest rate environment in the US limiting demand for this product and JNL's prudent capital management. There was a relatively high rate of election of the fixed account option within variable annuities for the full-year 2003 of 48 per cent compared with 58 per cent in 2002, although this had fallen below 30 per cent in November and December. The election level of the fixed account option is important since such premiums are managed within the general account and require higher levels of capital to back the business than if the premiums remained within the variable annuity separate account. Total sales for the year were down 29 per cent on 2002 to £4,066 million due to the lower retail sales together with a reduction in sales of institutional products. Institutional sales are made opportunistically, based on capital availability and return expectation. Lower institutional sales reflected JNL's focus on retail markets, and the active management of its capital position during the year.

        Gross premiums in 2002 were £6,098 million, or 22% above 2001 levels of £5,008 million, due to higher sales of fixed and variable annuities, partially offset by lower institutional product sales.

        Record fixed annuity sales of £2.7 billion were 43% higher than in 2001, reflecting strong consumer preference for guaranteed returns in 2002's volatile equity market.

        Despite the continued challenging market conditions, Jackson National Life also recorded a strong increase in variable annuity sales in 2002. Total variable annuity sales of £1,363 million were 77% higher than in 2001, and increased quarter-on-quarter throughout the year. This upward trend reflected the successful launch in the first quarter of Perspective II, a new variable annuity product which was, and continues to be, highly competitive in the market and can be individually tailored to customers' needs. As expected in volatile equity markets, in 2002 a significant proportion of Jackson National Life's variable annuity investors elected the fixed account option, with 58% of 2002 variable sales going into fixed accounts. Sales of equity-indexed annuities of £254 million were 6% lower than in 2001. Sales of institutional products of £1,410 million in 2002 decreased by 16% compared with 2001, reflecting Jackson National Life's primary focus on retail sales throughout the year.

Asia

        Gross premiums increased by 13% to £2,148 million in 2003 compared to £1,896 million in 2002. This growth reflects Prudential's successful strategy of entering new markets, strengthening and diversifying distribution channels and launching customer-focused products.

        The increase in gross premiums in 2003 reflects a 9% increase in new regular (continuing) premium insurance sales from £465 million in 2002 to £507 million in 2003, and an 18% increase in renewal premiums from £952 million to £1,159 million over the same period. Single premium insurance increased from £479 million to £482 million. New regular premium insurance sales in 2003 were £57 million in Singapore (up 24%), £83 million in Hong Kong (down 1%), £59 million in Malaysia (in line with 2002), £132 million in Taiwan (down 9%), £35 million in Japan (down 10%), £31 million in Indonesia (up 63%) and £30 million in Korea (up 200%) in each case, compared to 2002. These seven territories accounted for 84% of total regular premium insurance sales in 2003 down from 86% in 2002, reflecting the growth in Prudential's other operations.

        Single premium sales in 2003 included £189 million in Hong Kong (up 35%), £181 million in Singapore (down 35%), £28 million in Taiwan (up 100%) and £27 million in Indonesia (up 145%).

        Gross premiums increased by 6% in 2002 to £1,896 million compared to £1,793 million in 2001. The increase in gross premiums in 2002 reflected a 26% increase in new regular premium insurance sales from £369 million in 2001 to £465 million in 2002 and a 23% increase in renewal premiums from £774 million to £952 million over the same period. These were offset by a 26% decrease in single premium insurance sales from £650 million to £479 million. Single premium insurance sales in Singapore totaled £515 million in 2001 following the further liberalization of the Central Provident Fund. In 2002, sales returned to more normalized levels, totaling £279 million.

Investment Returns(1)

	Year Ended December 31,
	2003	2002	2001
	(In £ Millions)
Long-term business:
United Kingdom and Europe	13,030	(5,582)	(3,007)
United States	1,210	1,415	1,505
Asia	713	122	75

Total	14,953	(4,045)	(1,427)

(1)
Expenses shown below have been restated and represent operating expenses only. Investment management expenses have been reclassified and are reported as a deduction against investment returns.

        The investment return for shareholder financed businesses, principally the operations in the United States, shown above represents long-term investment returns. For other businesses, investment returns represent income and realized and unrealized investment appreciation after deducting expenses.

        In 2003, investment returns improved from negative £4,045 million in 2002 to a positive return of £14,953 million. This was due to an increase of £18,612 million in the UK and European investment returns over the same period, reflecting a 16.5% positive return on PAC's long-term fund in 2003 compared to a negative return of 8.1% in 2002. Meanwhile, US investment returns fell from £1,415 million in 2002 to £1,210 million in 2003, whilst Asian investment returns increased from £122 million in 2002 to £713 million in 2003.

        In 2002, investment returns fell to negative £4,045 million, compared to negative £1,427 million in 2001. This was due to a fall in the UK and European investment returns from a loss of £3,007 million in 2001 to a loss of £5,582 million in 2002, reflecting a negative return on PAC's long-term fund of 8.1% in 2002 compared to a negative return of 3.5% in the previous year. Meanwhile, US investment returns fell from £1,505 million in 2001 to £1,415 million in 2002, Asian investment returns grew from £75 million in 2001 to £122 million in 2002.

        The overall decline between 2001 and 2002 was primarily a result of lower equity returns achieved across the major global equity markets and similarly the increase in 2003 reflects improved equity returns across major global equity markets.

United Kingdom and Europe

        Total investment returns increased from negative £5,582 million in 2002 to positive £13,030 million in 2003. Investment income primarily represents the return on the assets supporting the Prudential Assurance long-term fund. At December 31, 2003, 33% of these assets were invested in UK equities, 15% in overseas equities, 31% in fixed maturities, 17% in real estate, and 4% in cash and other assets. The investment return on the Prudential Assurance long-term with-profits fund was 16.5% in the year to December 31, 2003 compared with the rise in the FTSE 100 share index of 17.9% and the FTSE All-Share index of 20.9%.

        Total investment returns decreased from negative £3,007 million in 2001 to negative £5,582 million in 2002. Investment income primarily represents the return on the assets supporting the Prudential Assurance long-term fund. At December 31, 2002, 32% of these assets were invested in UK equities, 13% in overseas equities, 33% in fixed maturities, 18% in real estate, and 4% in cash and other assets. The negative return on the Prudential Assurance long-term fund of 8.1% compared favorably to a decline of 24.5% for the UK FTSE 100 Share Index and a decline of 25% for the FTSE All-Share index.

United States

        In accordance with Group accounting policy (See Note 3 to the notes of Prudential's consolidated financial statements) the investment return for US operations represents long-term investment returns and is analyzed as below:

	Year Ended December 31,
	2003	2002	2001
	(In £ Millions)
Actual investment income and realized gains and losses	1,303	1,157	1,137
Adjustment from actual to long-term investment returns	(93)	258	368

Total	1,210	1,415	1,505

        Investment returns of £1,210 million in 2003 represented a 14% decrease over 2002. Investment returns in 2003 continued to be adversely affected by defaults and impairments on bonds as realized gains and losses on bonds are recognized on a five-year averaging basis. This resulted in a £123 million charge to the current year operating result. Actual net losses on bonds, including defaults and impairments, were significantly lower than each of the last two years at £39 million (net of related amortization of deferred acquisition costs).

        Investment income (before realized gains and losses and net of investment expenses) was £1,437 million in 2003 compared with £1,533 million in 2002. This reflects investment yields of 5.49% on average invested assets of £26,608 million in 2003, versus investment yields of 5.78% on average invested assets of £26,957 million in 2002. The 1% decrease in average invested assets is due to adverse exchange rate movements of £2,090 million, lower institutional product liabilities, partially offset by higher sales of fixed annuities and variable annuities electing the fixed account option. The fall in investment yield is due primarily to reinvestment activity in a declining interest rate environment.

        Investment returns of £1,415 million in 2002 represented a 6% decrease over 2001. Investment returns in 2002 continued to be adversely affected by defaults and impairments on bonds, resulting in realized losses of £264 million (net of related amortization of deferred acquisition costs) in the year. This resulted in a £121 million charge to the current year operating result as realized gains and losses on bonds are recognized on a five-year averaging basis.

        Investment income (before realized gains and losses and net of investment expenses) was £1,533 million in 2002 compared with £1,601 million in 2001. This reflected investment yields of 5.78% on average invested assets of £26,957 million in 2002, versus investment yields of 6.41% on average invested assets of £25,439 million in 2001. The 6% increase in average invested assets was due to growth in fixed annuity products, partially offset by adverse exchange rate movements. The fall in investment yield was due to lower new money investment rates, lower limited partnership income, increased levels of non-accrual bonds and lower yields on short-term investments.

Asia

        Actual investment returns for 2003 were £713 million, were substantially higher than the £122 million in 2002. The improvement principally reflects an increase in unrealized investment gains in Taiwan and Japan combined with a reduction in unrealized losses in Singapore. The 2002 actual investment return of £122 million was a significant improvement on the £75 million in 2001.

Expenses(1)

	Year Ended December 31,
	2003	2002	2001
	(In £ Millions)
Long-term business:
United Kingdom and Europe	(1,156)	(1,140)	(1,497)
United States	(185)	(243)	(125)
Asia	(503)	(422)	(368)

Total	(1,844)	(1,805)	(1,990)

(1)
Expenses shown above have been restated and represent operating expenses only. Investment management expenses have been reclassified and are reported as a deduction against investment returns.

        Total expenses of £1,844 million in 2003 were 2% higher than the £1,805 million of expenses incurred in 2002, reflecting an £81 million increase in Asia, a marginal increase in UK and European expenses partly off-set by a reduction in United States.

        Total expenses of £1,805 million in 2002 were 9% lower than the £1,990 million of expenses incurred in 2001, reflecting a substantial reduction in UK and European expenses offset by increases in the United States and in Asia.

United Kingdom and Europe

        Total UK and Europe expenses in 2003 were £1,156 million, compared to £1,140 million in 2002 and £1,497 million in 2001. The increase of £16 million in 2003 on 2002 mainly reflects the impairment of DAC following an assessment of its recoverability in light of persistency levels. Total UK and Europe expenses in 2002 were £1,140 million, compared to £1,497 million in 2001. These expenses exclude £40 million, £38 million and £200 million of costs associated with restructurings in 2003, 2002 and 2001, respectively. See "Item 4: Information on the Company—Business of Prudential—UK and Europe Business—UK Restructurings".

United States

        Net expenses of £185 million in 2003 were 24% lower than net expenses in 2002 of £243 million. The reduction in expenses primarily reflects lower DAC amortization for variable annuity products. The fall in variable annuity DAC amortization in 2003 was primarily due to improved equity market performance. In 2002, the effect of poor equity market performance was due to lower expected future profits in the variable annuity book to the level where the variable annuity DAC asset was impaired and a write-off was required.

        This amortization is calculated using a long-term return assumption which is implemented through the use of a mean reversion methodology. If the mean reversion was eliminated as of 31 December 2003, the variable annuity DAC carrying value would be reduced by approximately £16 million.

        Net expenses of £243 million in 2002 were 94% higher than net expenses in 2001 of £125 million. Costs relating to the acquisition of new business are capitalized as DAC and amortized. The increase in expenses was primarily due to increased DAC amortization. The increase in DAC amortization of £106 million included an increase of £85 million in respect of variable annuity products and £16 million in respect of equity-indexed annuities. A consequence of the review of GMDB provisions and the resulting strengthening, was a reduction in the expected future gross profits from variable annuity products, which itself resulted in a higher level of variable annuity DAC amortization.

        When calculating the DAC amortization, the long-term return on variable annuity business is assumed to be 8.4%, gross of investment management and mortality and expense charges. This assumption is implemented through use of a mean reversion methodology. If the mean reversion was eliminated as of December 31, 2002, so that the long term return on separate account business was assumed to be 8.4% per annum in all future years, DAC values would have been reduced by approximately £32 million. Should these assumptions not be met in future periods a further increase in variable annuity DAC amortization may be required.

Asia

        Total Asian expenses in 2003 were £503 million, an increase of £81 million compared to £422 million in 2002, and £368 million in 2001. This reflects is a result of 8% compound growth in gross premiums between 2001 and 2003 and the development of recent acquisitions and newer operations in such areas as new systems and processes, re-branding and the development of proprietary financial advisor channels in Japan and Korea.

Benefits and Claims

	Year Ended December 31,
	2003	2002	2001
	(In £ Millions)
Long-term business:
United Kingdom and Europe*	(13,217)	(7,912)	(11,564)
United States	(5,152)	(7,050)	(6,028)
Asia	(2,044)	(1,421)	(1,556)

Total*	(20,413)	(16,383)	(19,148)

*
Figures have been restated where relevant for the adoption of the revised Statement of Recommended Practice on accounting for insurance business issued by the Association of British Insurers in November 2003. See Note 4 of the notes to Prudential's consolidated financial statements.

        Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders and deaths plus the change in technical provisions (which primarily represents the movement in amounts owed to policyholders).

        Total benefits and claims increased by £4,030 million in 2003 to £20,413 million, compared to £16,383 million in 2002. This principally reflects an increase of £5,305 million, or 67%, with respect to the United Kingdom and Europe, an increase of £623 million in Asia, partly offset by a £1,898 million reduction in the United States. In 2003, the £5,305 million increase in the United Kingdom and Europe's benefits and claims reflects an increase in the technical provisions, whilst in the United States the reduction reflects a combination of lower death benefits, surrenders, maturities and a change in technical provisions.

        Total benefits and claims decreased by £2,765 million in 2002 to £16,383 million, compared to £19,148 million in 2001. This principally reflected a reduction in benefits and claims in the United Kingdom and Europe and Asia, offset by an increase in the United States.

United Kingdom and Europe

        Overall benefits and claims increased from £7,912 million in 2002 to £13,217 million in 2003. Within this total, payments to policyholders were relatively stable, amounting to £8,696 million in 2002 and £8,476 million in 2003. However, the change in technical provisions, or liabilities relating to long-term business, was markedly different in the two years—in 2002 technical provisions fell by £784 million whereas in 2003 they increased by £4,741 million. The movement in technical provision arises from the improved investment returns earned over the period.

        Overall benefits and claims fell from £11,564 million in 2001 to £7,912 million in 2002. Within this total, payments to policyholders were relatively stable, amounting to £8,394 million in 2001 and £8,696 million in 2002. However, the change in technical provisions, or liabilities relating to long-term business, was markedly different in the two years—in 2001 technical provisions increased by £3,170 million whereas in 2002 they fell by £784 million. This difference arose mainly from a reduction in the technical provisions for unitized with-profits business, following the sustained low or negative investment returns over the last three years.

        The annual movements in benefits and claims also include changes in the pension mis-selling provision, which decreased in 2003, 2002, and 2001. For a detailed analysis of this provision, see Item 4, "Information on the Company—Business of Prudential—UK and Europe Business—Compliance—Pension Mis-selling". With the consent of the UK regulator, the total cost of pension mis-selling is included within the transfer to the fund for future appropriations of the Prudential Assurance long-term with-profits fund. Payments related to pension mis-selling will be met from the surplus assets in the Prudential Assurance long-term with-profits fund and not from amounts intended to fund existing and future bonuses.

        As described in "United Kingdom—Basis of Profits" above, because shareholders' profit from the Prudential Assurance long-term with-profits fund represents an amount of up to one-ninth of the value of that year's bonus declaration to policyholders, shareholders' profit from the fund has not been affected by the increase in the provision for pension mis-selling. Given the strength of the fund, Prudential does not believe that pension mis-selling costs will have an adverse impact on the levels of bonuses paid to policyholders and, therefore, shareholders' profit from the fund. In the unlikely event that this proves not to be the case, Prudential's intention would be that an appropriate contribution to the long-term with-profits fund be made from shareholders' funds with a consequential impact on shareholders' profit.

United States

        In 2003, benefits and claims fell by 27% to £5,152 million. This movement reflects a 40% decrease in death benefits, maturities, and surrenders of deposit products to £2,698 million, and a 4% decrease in the change in technical provisions to £2,454 million.

        The decrease in death benefits, maturities and surrenders of deposit products in 2003 primarily reflects reduced institutional product surrenders and maturities partially off-set by an increase in fixed and variable annuity benefits. The overall change in technical provisions of £2,454 million represents an increase of £826 million primarily due to an increase in fixed annuity liabilities and an increase in variable annuity liabilities where customers have elected the fixed account option, together with a £1,628 million increase in separate account liabilities. The increase in separate account liabilities is largely due to the increase in sales of variable annuities and an improvement in equity markets.

        Average deposit liabilities of £25,128 million in 2003 were 1% lower than 2002's average of £25,354 million, due to foreign exchange movements of £2,087 million, partially offset by higher sales of fixed annuities and sales of variable annuities electing the fixed account option. Lowering of crediting rates in 2003 resulted in a lower average interest credited rate of 4.10% in 2003, compared to 4.46% in 2002. Interest credited on deposit liabilities fell by £100 million to £1,029 million primarily due to foreign exchange rate movements, together with falling crediting rates, partially offset by growth in deposit liabilities.

        In 2002, benefits and claims increased by 17% from 2001 to £7,050 million. This movement reflected a 4% increase in death benefits, maturities, and surrenders of deposit products to £4,483 million, and a 51% increase in the change in technical provisions to £2,567 million

        The increase in death benefits, maturities and surrenders of deposit products in 2002 primarily reflects an increase in institutional product surrenders and maturities, partially offset by a fall in annuity surrenders and maturities. The overall change in technical provisions of £2,567 million represents an increase of £3,060 million primarily due to an increase in fixed annuity liabilities, partially offset by a £493 million reduction in separate account liabilities. The reduction in separate account liabilities was largely due to the equity market depreciation of separate account assets under management.

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

Asia

        In 2003, benefits and claims totaled £2,044 million, up 44% on £1,421 million in 2002 reflecting the increasing maturity of the business. In 2002, benefits and claims totaled £1,421 million, down 9% on 2001 despite the increasing maturity of the business. The reduction reflects the impact of the lower with-profits bonuses declared.

Transfer (to) from the Fund for Future Appropriations

	Year Ended December 31,
	2003	2002	2001
	(In £ Millions)
Long-term business:
United Kingdom and Europe	(4,852)	5,576	7,638
United States	—	—	—
Asia	(169)	(56)	116

Total	(5,021)	5,520	7,754

        The fund for future appropriations ("FFA") represents the excess of assets over policyholder liabilities for the Group's with-profits funds. The annual excess or shortfall of income over expenditures of the with-profits fund, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to or from the FFA each year through a charge or credit to the profit and loss account. The balance retained in the FFA represents cumulative retained earnings arising on the with-profits business that have not been allocated to policyholders or shareholders. The balance retained in the FFA is determined after full provision for deferred tax on unrealized appreciation on investments. The FFA in respect of SAIF is wholly attributable, but not allocated, to policyholders of that fund. As no with-profits business is written in the United States, there are no transfers to or from the fund for future appropriations and all profits are attributable directly to shareholders.

United Kingdom and Europe

        The transfer to the fund for future appropriations in 2003 of £4,852 million compares to a transfer from the fund of £5,576 million in 2002, a difference of £10,428 million. The change in 2003 predominantly reflects an investment return of positive 16.5% on the Prudential Assurance long-term fund compared to negative 8.1% in 2002.

        The transfer from the fund for future appropriations in 2002 of £5,576 million compares to a transfer of £7,638 million in 2001, a decrease of £2,062 million. The change in 2002 predominantly reflected an investment return of negative 8.1% on the Prudential Assurance long-term fund compared to negative 3.5% in 2001 due to lower equity returns, offset by a reduction in technical provisions for unitized with-profits business following the sustained low or negative investment return since 2000.

Asia

        The FFA in Asia relates to Prudential's operations in Singapore and Hong Kong and operates under the same principles as UK GAAP; the long-term technical provisions include provision for declared annual and terminal bonuses. The charge for the cost of bonuses is recognized in the movement in the long-term business provision in the long-term business technical account. No technical provisions are made for bonuses beyond that covered in the current bonus declaration period. All amounts of the with-profits funds not yet allocated to policyholders or shareholders are recorded in the FFA. Changes to the FFA are charged or credited to the profit and loss account

New UK Accounting Pronouncements

        No new UK accounting standards were issued during 2003 that are pertinent to Prudential's UK GAAP consolidated financial statements. However, as a result of the adoption of the revised statement of Recommended Practice on accounting for insurance business issued by the Association of British Insurers in November 2003, the results for 2002 and 2001 have been restated from those previously published. More details are provided in Note 4 of the notes to the consolidated financial statements.

US GAAP Analysis

US GAAP Analysis

        Prudential's consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain material respects from US GAAP. Information related to the nature and effect of such differences is presented in Notes 36 and 37 to Prudential's consolidated financial statements in this document.

        The most significant difference in the results of operations between UK GAAP and US GAAP is the treatment of the with-profits business.

        Under UK GAAP, profit attributable to shareholders in respect of Prudential's with-profits business reflects up to one-ninth of the value of bonuses paid to policyholders. To the extent the annual earnings of the with-profits fund exceed policyholder bonuses and related shareholder distributions, this excess is added to the fund for future appropriations by a charge to the profit and loss account. However, to the extent the annual earnings of the with-profits fund are less than policyholder bonuses and related shareholder distributions, the shortfall is transferred from the fund for future appropriations.

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

        Other material differences between UK GAAP and US GAAP results include the method of deferral and amortization of acquisition costs, the accounting for certain investments and derivative instruments, revenue and claims recognition on investment type contracts, the measurement of and changes in policyholder benefit and dividend liabilities, and their related deferred income tax effects.

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

        For with-profits business, adjustments to liabilities and any related tax effects, are recognized in the income statement. However, an amount equal to nine-tenths of the related increase or decrease in pre-bonus earnings of the with-profits fund is transferred to or from the Undistributed Policyholder Allocation. US GAAP shareholder profits are therefore only affected to the extent of one-tenth of the change in liabilities.

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

        For shareholder financed long-term business operations, other than for exchange translation effects, changes to policy liabilities will be directly reflected in net income.

Treatment of With-profits Business

        Under UK GAAP, as described in "Analysis by Geographic Operations—United Kingdom Basis of Profits" the shareholders' profit in respect of with-profits business represents an amount of up to one-ninth of the value of that year's bonus declaration to policyholders. As a consequence, current year amounts in respect of premiums, investment returns and operating expenses do not have an effect on the profit attributable to shareholders in that year. Consistent with this treatment, as mentioned in "—UK GAAP Critical Accounting Policies", amounts retained within with-profits funds are accounted for within the fund for future appropriations.

        For US GAAP purposes, the provision for the policyholders' share of earnings on with-profits business charged to income represents 90% of the current year's pre-bonus earnings, before income taxes. As a result, reported profit is directly impacted by current year amounts in respect of premiums, investment returns and operating expenses. As most investments of with-profits operations are accounted for on a trading basis, the shareholders' 10% share of the pre-bonus earnings is likely to be highly volatile from year to year as a result of the fluctuations in investment markets.

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

        Among the factors considered are whether the decline in fair value results from a change in the quality of the security itself, or from a downward movement in the market as a whole, and the likelihood of recovering the carrying value based on the current and short term prospects of the issuer. Unrealized losses that are considered to be primarily the result of market conditions, such as increasing interest rates, unusual market volatility or industry-related events, and where the group also believes there exists a reasonable expectation for recovery and, furthermore it has the intent and ability to hold the investment until maturity or the market recovers, are usually determined to be temporary.

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

        The deferral and amortization of deferred acquisition costs is of most relevance to the group's reported profits for shareholder financed long-term business operations, principally Jackson National Life in the United States. In 2002, for Jackson National Life, poor equity market performance lowered future expected profits on the variable annuity line through lower fee income and an increased provision for future guaranteed minimum death benefit claims. As a result, the deferred acquisition cost asset associated with the variable annuities became impaired and the asset was reduced through increased amortization of £85 million. No such impairments were required in 2003. However further impairments or accelerated amortization of this deferred acquisition cost asset may result if future equity market returns are below assumed levels.

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

        In the United Kingdom the taxation regime applies separate rules to trading and capital profits and losses. The distinction between timing differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets under FRS 19 and similarly under FAS 109. Accordingly, for the 2003 results and balance sheet position at December 31, 2003, the possible net tax benefit, which may arise from capital losses valued at approximately £1.7 billion, is sufficiently uncertain that it has not been recognized. The value of these carry forwards remains unchanged from 2002.

Derivative Financial Instruments

        Under US GAAP, derivative financial instruments may only be accounted for as hedges where they are appropriately documented and comply with the strict criteria as required by FAS 133. Derivative financial instruments held by the group's with-profits operations are generally entered into for the purposes of efficient portfolio management rather than as hedges. Consistent with the accounting treatment of other investment assets of with-profits funds, the movements in the fair value of derivative financial instruments are recognized in the income statement with shareholders net income reflecting, as part of the 10% of pre-bonus earnings of the fund, 10% of the movement in the values of the derivative instruments.

        For the group's shareholder financed long-term business operations, principally Jackson National Life, which accounts for investments under FAS 115 on an Available-For-Sale basis, the impact of temporary movements in the values of these investments are recorded within Other Comprehensive Income. However, although Jackson National Life uses derivatives (primarily interest rate swaps) to hedge certain risks in conjunction with its asset/liability program, it has elected not to incur the costs of restructuring its derivative contracts, segregating investment portfolios and adding the systems personnel required to qualify for hedge accounting treatment on an ongoing basis. Accordingly, value movements on its derivative financial instruments are recognized in income while the largely offsetting change in fair value of hedged investments are reflected in other comprehensive income in the balance sheet as unrealized gains and losses.

Scottish Amicable Insurance Fund (SAIF)

        In order to reflect the ring-fenced nature of the SAIF fund, both UK and US GAAP net income record a nil post-tax result. For UK GAAP, a nil pre-tax result is also recorded, reflecting the sole interest of SAIF policyholders in the performance of the fund. However, as SAIF is accounted for as separate account business under US GAAP it is necessary for a pre-tax shareholder result to be recorded. The amount of this result is equal and opposite to the amount of the tax charge borne by SAIF.

Changes in Net Income on Application of US GAAP

        The following table analyzes the adjustments to consolidated profit and loss in accordance with UK GAAP on application of US GAAP for the operations and periods indicated.

	Year Ended December 31,
	2003	2002	2001
	(In £ Millions)
Consolidated profit and loss in accordance with UK GAAP*	208	468	395

US GAAP adjustments:
With-profits fund	417	(773)	(571)
Other operations*	40	(52)	(232)

	457	(825)	(803)

Net income (loss) in accordance with US GAAP	665	(357)	(408)

Comprising:
Net income (loss) from continuing operations after minority interests	618	(675)	(300)
Net income from discontinued operations including profit on disposals	47	318	31
Cumulative effect of changes in accounting principles	—	—	(139)

	665	(357)	(408)

*
The 2002 and 2001 figures for these lines have been restated. See Note 4 of the notes to Prudential's consolidated financial statements.

        On a US GAAP basis, including profit on disposals, consolidated net income (loss) totaled £665 million and £(357) million in 2003 and 2002 respectively. In 2001, the consolidated net loss was £408 million. Consolidated net income on a US GAAP basis for 2003 was £457 million more than consolidated profit under UK GAAP and for 2002 was £825 million less than consolidated profit under UK GAAP. The US GAAP adjustments to UK GAAP consolidated profit and loss in respect of the with-profits fund totaled an increase of £417 million in 2003, a reduction of £773 million in 2002 and a reduction of £571 million in 2001. The table below analyzes the shareholders' 10% interest in the adjustments to the Prudential Assurance long-term with-profits fund's results, as reflected above.

	Year Ended December 31,
	2003	2002	2001
	(In £ Millions)
US GAAP adjustments:
Land and buildings	(44)	(10)	8
Investment securities	(7)	(34)	7
Revenue and expense recognition	(23)	(17)	(45)
Deferred acquisition costs	4	20	36
Policy liabilities	96	(329)	33
Movement in UK basis excess assets over liabilities	406	(414)	(649)
Other	(10)	2	1
Deferred tax effect of the above adjustments	(5)	9	38

	417	(773)	(571)

        The increase in the US GAAP adjustment for movement in the UK basis excess of assets over liabilities from a negative amount of £414 million in 2002 to a positive amount of £406 million in 2003 primarily reflects strong investment returns during the period.

        The increase in the US GAAP adjustment for movement in the UK basis excess of assets over liabilities from a negative amount of £649 million in 2001 to a negative amount of £414 million in 2002 primarily reflects low, but improving, investment returns during the period offset by a reduction in bonus payments from Prudential Assurance's long-term with-profits fund.

        The US GAAP adjustments for policy liabilities has increased from a negative amount of £329 million in 2002 to a positive amount of £96 million in 2003. In 2002, sustained low or negative investment returns over the previous three years produced UK GAAP unitized with-profits policy liabilities that are lower than fund value. Whilst this remains the case, this impact has been partially offset by strong positive investment returns in 2003. Further explanation is provided in Note 36 of the notes to Prudential's consolidated financial statements.

        The other main effects on the accounting for the income and expenditure of the with-profits fund on a US GAAP basis are:

  •
  exclusion of the unrealized appreciation for land and buildings and inclusion of depreciation on buildings,

  •
  exclusion of the unrealized appreciation/depreciation for securities classified as available for sale, and

  •
  adjustments to income recognition, deferred acquisition costs.

        The following table analyzes the US GAAP adjustments for other operations.

	Year Ended December 31,
	2003	2002	2001
	(In £ Millions)
Business acquisitions and investments in associates	96	95	(29)
Investment securities	(94)	(45)	(3)
Derivative instruments:
Investment results	119	(204)	(165)
Cumulative effect of change in accounting principles (gross of tax)	—	—	(193)
Revenue and expense recognition*	(261)	(221)	(102)
Deferred acquisition costs	139	41	(2)
Policy liabilities	32	266	121
Equalization provision	—	(40)	2
Profit on disposals	38	—	—
Pension plans	(16)	14	16
Deferred income tax	—	(13)	13
Other	(5)	(6)	4
Deferred tax effect of the above adjustments	(8)	61	106

	40	(52)	(232)

*
The 2002 and 2001 figures for this line have been restated. See Note 4 of the notes to Prudential's consolidated financial statements.

        The US GAAP adjustments for business acquisitions and investments in associates primarily reflects the adoption of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Tangible Assets" (FAS 142), on January 1, 2002. Under FAS 142, amortization relating to goodwill and other indefinite lived intangible assets is discontinued. These assets are then subject to an impairment test at least annually. Any impairments are charged to net income. Prior to January 1, 2002, the US GAAP adjustment for business acquisitions and investments in associates primarily reflected the amortization of goodwill on acquisitions made prior to 1999. Under UK GAAP, goodwill for acquisitions up to 1997 has been charged to equity in the year of acquisition.

        The US GAAP adjustments for derivative instruments reflect the adoption of FAS 133 in 2001. Under FAS 133, all derivative instruments, including certain derivative instruments embedded in other contracts and those carried off-balance sheet under UK GAAP, are recognized as either assets or liabilities in the balance sheet at their fair values, and changes in such values are recognized immediately in earnings unless specific hedging criteria are met. For US GAAP, the group only designates and accounts for one derivative financial instrument as a hedge. This relates to its US $1 billion of deeply subordinated perpetual capital securities issued in Asia. Derivative financial instruments include the synthetic GIC contracts written by Jackson National Life; derivative financial instruments embedded in other contracts are primarily comprised of written equity-index put options embedded in Jackson National Life's equity-indexed annuities.

        Upon adoption of FAS 133 in 2001, a transitional adjustment totaling negative £126 million was recorded to reflect the fair value of derivative instruments previously accounted for as hedges. This comprised a gross transitional adjustment of negative £193 million less related tax of £67 million. The US GAAP adjustments for revenue and expense recognition primarily reflect the deferral of premiums and policy charges relating to future periods. Under UK GAAP these considerations and related expenses are, on recognition, recorded within the profit and loss account. The UK to US GAAP adjustments for deferred acquisition costs primarily relate to differences in what is allowed to be capitalized as an asset associated recoverability tests, and, amortization profiles.

        Under UK GAAP, upon disposal of the UK personal lines property and casualty insurance business in 2002, equalization provisions of £40 million were reversed increasing the gain on disposal. These equalization provisions were not carried under US GAAP and therefore the gain concerning the provision is reversed.

        Profit on sale of the German life business in 2003 on a US GAAP basis was £38 million higher than on a UK basis. The difference reflects the deferral and matching of premiums and policy charges relating to future periods in relation to the future expected benefits of £31 million and different carrying values of policy liabilities and deferred acquisition costs of £7 million.

Changes in Shareholders' Funds on Application of US GAAP

        The following table shows the adjustments in shareholders' funds from UK GAAP to consolidated shareholders' equity under US GAAP for the operations and periods indicated.

	At December 31,
	2003	2002
	(In £ Millions)
Shareholders' funds in accordance with UK GAAP*	3,278	3,613

US GAAP adjustments:
With-profits fund	1,030	599
Other operations*	820	666

	1,850	1,265

Shareholders' equity in accordance with US GAAP	5,128	4,878

*
The 2002 figures for these lines have been restated. See Note 4 of the notes to Prudential's consolidated financial statements.

        Shareholders' equity was greater under US GAAP than UK GAAP in 2003 and 2002, respectively, by £1,850 million and £1,265 million. The greater equity in respect of with-profits business was £1,030 million at December 31, 2003 and £599 million at December 31, 2002. This difference predominantly reflects the attribution to shareholders of a 10% interest in the excess of assets over liabilities held within the with-profits fund.

        The following table analyzes the shareholders' 10% interests in adjustments to the with-profits fund as reflected above.

	At December 31,
	2003	2002
	(In £ Millions)
US GAAP adjustments:
Land and buildings	(448)	(404)
Revenue and expense recognition	(164)	(150)
Deferred acquisition costs	149	148
Policy liabilities	398	287
UK basis excess of assets over liabilities	1,124	723
Recognition of pension scheme minimum liability	(115)	(118)
Other	89	99
Deferred tax effect of the above adjustments	(3)	14

	1,030	599

        Under UK GAAP, the excess of assets over liabilities within the with-profits fund is not allocated between policyholders and shareholders. Under US GAAP, shareholders are credited with a 10% interest in the adjusted excess of assets over liabilities.

        The other main effects on the accounting for the assets and liabilities in the with-profits fund are:

  •
  writedown of land and buildings values from market value to depreciated historic cost,

  •
  adjustments to revenue and expense recognition, deferred acquisition costs and insurance liabilities, and

  •
  the recognition of a pension scheme minimum liability.

        The following table analyzes US GAAP adjustments to shareholders' interests in other operations.

	At December 31,
	2003	2002
	(In £ Millions)
Business acquisitions	461	366
Investment securities	1,180	732
Revenue and expense recognition*	(848)	(615)
Deferred acquisition costs	6	128
Policy liabilities	333	310
Pension plans	248	264
Recognition of minimum pension liability	(333)	(346)
Shareholder dividend liability	214	341
Derivative instruments	(335)	(495)
Other	19	(25)
Deferred tax effect of the above adjustments	(125)	6

	820	666

*
The 2002 figure for this line has been restated. See Note 4 of the notes to Prudential's consolidated financial statements.

        For other operations, shareholders' equity on a US GAAP basis exceeded that on a UK GAAP basis by £820 million in 2003 and £666 million in 2002.

        The principal reasons for the increases in consolidated shareholders' equity under US GAAP for other operations compared to consolidated shareholders' funds under UK GAAP are:

  •
  capitalization of goodwill on acquisitions prior to 1998 and discontinuance of goodwill amortization under FAS 142 from January 1, 2001 (subject to any impairments that may arise),

  •
  elimination of the UK basis accrual for the final dividend; the final dividend is declared each February in respect of the preceding year, and

  •
  inclusion of Jackson National Life's fixed income security portfolio on an available for sale basis with related shadow deferred acquisition cost adjustments; under UK GAAP the securities are carried on an amortized cost basis.

        Partially offsetting these items is the effect of the implementation of FAS 133 on the carrying value of derivative instruments, and the recognition of a pension scheme minimum liability.

Available-for-Sale Debt and Equity Securities

        For US GAAP purposes, the group has classified certain debt, other fixed income and equity securities principally in relation to Jackson National Life and the UK annuity business as available-for-sale. Securities classified as available-for-sale are carried at fair value and changes in unrealized gains and losses are reflected in accumulated other comprehensive income in shareholders' equity. Impairments in the value of available-for-sale securities that are considered other than temporary are reflected as realized losses in net income. The group's available-for-sale investments at December 31, 2003 and 2002 were as follows:

	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
	(In £ Millions)
December 31, 2003
Fixed maturities—available-for-sale
UK government securities	3,337	77	(25)	3,389
US government and other governments	667	57	(1)	723
Local government securities	264	84	—	348
Corporate securities	29,562	2,522	(154)	31,930
Mortgage-backed securities	4,435	124	(40)	4,519
Other debt securities	1,365	14	(9)	1,370

Total fixed maturities—available-for-sale	39,630	2,878	(229)	42,279
Equity securities—available-for-sale	472	47	(13)	506

Total available for sale fixed maturities and equity securities	40,102	2,925	(242)	42,785

December 31, 2002
Fixed maturities—available-for-sale
UK government securities	2,004	110	—	2,114
US government and other governments	715	70	—	785
Local government securities	288	71	—	359
Corporate securities	29,916	2,339	(466)	31,789
Mortgage-backed securities	4,301	209	(16)	4,494
Other debt securities	1,723	12	(213)	1,522

Total fixed maturities—available-for-sale	38,947	2,811	(695)	41,063
Equity securities—available-for-sale	518	16	(36)	498

Total available for sale fixed maturities and equity securities	39,465	2,827	(731)	41,561

        Fair value for listed securities or otherwise actively traded securities is based on their quoted market price. The group's determination of fair value for unlisted or inactively traded securities without a readily ascertainable market value is generally based on values provided by independent sources, including broker-dealer provided estimates. Where third party information is not available, the group performs alternative valuation techniques, including discounted cash flow analysis, option-adjusted spread models, and enterprise valuation. At December 31, 2003 and 2002, available-for-sale securities without a readily ascertainable market value having a cost of £9,427 million and £4,567 million, respectively, had an estimated fair value of £9,862 million and £4,913 million, respectively.

        As of December 31, 2003 and 2002, the amount of gross unrealized losses and related fair value, by investment type included in accumulated other comprehensive income in shareholder's equity, was as follows:

	December 31, 2003		December 31, 2002
	Estimated Fair Value	Gross Unrealized (Losses)	Estimated Fair Value	Gross Unrealized (Losses)
		(In £ Millions)
Fixed maturities—available-for-sale
UK government securities	2,376	(25)	—	—
US government and other governments	402	(1)	—	—
Local government securities	20	—	21	—
Corporate securities	3,918	(154)	6,188	(466)
Mortgage-backed securities	1,690	(40)	135	(16)
Other debt securities	369	(9)	900	(213)

Total fixed maturities—available-for-sale	8,775	(229)	7,244	(695)
Equity securities—available-for-sale	44	(13)	60	(36)

Total available for sale fixed maturities and equity securities	8,819	(242)	7,304	(731)

        The majority of fixed maturities in the group's portfolio are rated by external rating agencies. Fixed maturities are considered investment grade if they carry a rating of BBB-/Baa3 or better. For fixed maturities in an unrealized loss position at December 31, 2003, 89% (based on fair value) were investment grade, 3% were below investment grade and 8% were not rated. For fixed maturities in an unrealized loss position at December 31, 2002, 80% were investment grade, 11% were below investment grade and 9% were not rated. At December 31, 2003 and 2002, unrealized losses from fixed maturities that were below investment grade or not rated represented approximately 24% and 55%, respectively, of gross unrealized losses on available-for-sale fixed maturities.

        Corporate fixed maturities in an unrealized loss position were diversified across industries. As of December 31, 2003, the industries representing the larger unrealized losses included financial services (17% of fixed maturities gross unrealized losses) and industrial and manufacturing (6%). As of December 31, 2002, the industries representing the larger unrealized losses included electric utilities (10% of fixed maturities gross unrealized losses) and telecommunications (6%). Other debt securities in an unrealized loss position primarily comprise asset-backed securities, including collateralized debt obligations. As of December 31, 2003 and 2002, asset-backed other debt securities represented 13% and 39%, respectively, of fixed maturities gross unrealized losses, including 2% and 23%, respectively, related to collateralized debt obligations. The group had no material unrealized losses on individual fixed maturities or equity securities at December 31, 2003 or 2002.

        As of December 31, 2003 and 2002, the amounts of gross unrealized losses for fixed maturities and equity securities continuously in an unrealized loss position for the time periods indicated are shown in the table below.

	December 31, 2003
	Fixed Maturities
	Not Rated	Non-Investment Grade	Investment Grade	Equity Securities	Total
	(In £ Millions)
Less than six months	(9)	(3)	(73)	(1)	(86)
Six months to one year	(12)	(9)	(39)	—	(60)
One year to two years	(1)	(4)	(20)	(4)	(29)
Two years to three years	(10)	(4)	(7)	(8)	(29)
Three years to four years	—	—	(23)	—	(23)
Four years to five years	—	—	—	—	—
Five years to six years	(2)	—	(13)	—	(15)

Total gross unrealized losses	(34)	(20)	(175)	(13)	(242)

	December 31, 2002
	Fixed Maturities
	Not Rated	Non-Investment Grade	Investment Grade	Equity Securities	Total
	(In £ Millions)
Less than six months	(11)	(50)	(76)	(16)	(153)
Six months to one year	(5)	(61)	(72)	—	(138)
One year to two years	(8)	(83)	(75)	(3)	(169)
Two years to three years	(7)	(7)	(10)	(16)	(40)
Three years to four years	(9)	(72)	(42)	—	(123)
Four years to five years	(31)	(42)	(23)	(1)	(97)
Five years to six years	(1)	—	(10)	—	(11)

Total gross unrealized losses	(72)	(315)	(308)	(36)	(731)

        As of December 31, 2003, the related fair value of the above unrealized losses of £242 million was £8,819 million. Of this £8,819 million; £736 million related to not-rated fixed maturities; £226 million to non-investment grade maturities; £7,813 million to investment grade maturities; and, £44 million to equity securities. The fair value of securities which have been in a continuously unrealized loss position for less than one year and greater than one year was £7,496 million and £1,323 million, respectively. As of December 31, 2002, the related fair value of the above unrealized losses of £731 million was £7,304 million. Of this £7,304 million; £652 million related to not-rated fixed maturities; £797 million to non-investment grade maturities; £5,795 million to investment grade maturities; and £60 million to equity securities.

        The amount of gross unrealized losses for fixed maturities in an unrealized loss position by maturity date of the fixed maturities as of December 31, 2003 and 2002 was as follows:

	At December 31,
	2003	2002
	(In £ Millions)
Less than one year	(1)	(6)
One to five years	(3)	(82)
Five to ten years	(36)	(138)
More than ten years	(140)	(240)
Mortgage-backed securities and other debt securities	(49)	(229)

Total gross unrealized losses	(229)	(695)

Realized Losses

        The following table sets out certain additional information relating to sales and realized losses on available-for-sale securities sold at a loss and impairment losses recognized:

	2003	2002	2001
	(In £ Millions)
Sales proceeds	4,042	1,989	1,978

Gross realized losses on sales	(140)	(260)	(146)
Impairment losses	(148)	(360)	(424)

Gross realized losses	(288)	(620)	(570)

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

        In performing reviews, the group considers the relevant facts and circumstances relating to each investment and must exercise considerable judgement in determining whether a security is other than temporarily impaired. Among the factors considered is whether the decline in fair value results from a change in the quality of the security itself, or from a downward movement in the market as a whole, and the likelihood of recovering the carrying value based on the current and short term prospects of the issuer. Unrealized losses that are considered to be primarily the result of market conditions, such as increasing interest rates, unusual market volatility or industry-related events, and where the group also believes there exists a reasonable expectation for recovery and, furthermore, it has the intent and ability to hold the investment until maturity or the market recovery, are usually determined to be temporary.

        The group applies the provisions of EITF 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" when evaluating whether impairments on its structured securities, including asset-backed securities and collateralized debt obligations, are other than temporary. The group regularly reviews future cash flow assumptions and in accordance with EITF 99-20 if there has been an adverse change in estimated cash flows to be received from a security, an impairment is recognized in net income. For privately placed structured securities, impairment amounts are based on discounted cash flows. EITF 99-20 changed the manner in which impairment on certain investments in collateralized securities is determined. A cumulative effect adjustment not included in the table above was recorded in connection with the adoption of EITF 99-20 in 2001. The cumulative effect was a net realized loss on investments of £13 million; consisting of a gross transitional adjustment of £23 million less reduced amortization of deferred acquisition costs of £3 million and income tax benefit of £7 million.

        The risks inherent in reviewing the impairment of any investment include the risk that market results may differ from expectations; facts and circumstances may change in the future and differ from estimates and assumptions; or the Group may later decide to sell the security as a result of changed circumstances.

        For 2003, other than temporary impairment losses recognized amounted to £148 million. Approximately 27% of the impairment losses were recorded on structured asset-backed securities, primarily due to reduced cash flow expectations on such securities that are collateralized by diversified pools of primarily below investment grade securities. Approximately 21% of these losses related to the impairments of fixed maturities of nine individual corporate issuers, including five engineering and constructions issuers, two telecommunications issuers, a retailing group, and a diversified industrial issuer. The market value of telecommunication companies remained depressed during 2003, as companies went through or filed for bankruptcy, resulting in the Group's decision to write down affected investments to their anticipated recovery value. Also, during 2003, 13% of the losses were recorded in PCA Japan, which related to the impairment of fixed maturities issued by the Japanese Government that were affected by interest rate volatility.

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

        For 2001, other than temporary impairment losses recognized amounted to £424 million. Approximately 22% of these losses related to the impairments of fixed maturities of three individual corporate issuers, operating in different industries that were adversely affected by deteriorating general economic conditions. Approximately 9% of the losses related to impairment of fixed maturities issued by the Republic of Argentina. Also, during 2001, approximately 15% of the impairment losses were recorded on structured asset-backed securities, primarily due to reduced cash flow expectations on such securities that are collateralized by diversified pools primarily below investment grade securities.

        To the extent factors contributing to the impairment losses recognized in 2003, 2002 and 2001 affected other investments, such investments were reviewed for other than temporary impairment and losses were recorded if appropriate.

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

        In 2003, the Group realized gross losses on sales of available-for-sale securities of £140 million. Approximately 56% of these losses related to the disposal of fixed maturities of fifteen individual issuers, which were disposed of as a result of changed circumstances, including a fraud and restatement announcement, continuing investigations into questionable accounting practices employed by two holdings and the deteriorating credit fundamentals faced by other industry holdings, resulting in the uncertainty of the future value of their securities. Significant losses were realized on investments in a UK Government bond (£12 million), a retailing group (£27 million), a telecommunications holding (£4 million), an automobiles manufacturer (£4 million), four drugs and healthcare companies (£11 million), and seven other industry holdings (£20 million).

        In 2002, the Group realized gross losses on sales of available-for-sale securities of £260 million. Approximately 58% of these losses related to the disposal of fixed maturities of nine individual issuers, whose deteriorating credit fundamentals, exacerbated by continued weakness in general economic conditions, led to rating agency downgrades of their securities and more uncertainty regarding the future value of their securities. Significant losses were realized on investments in three electric utilities involved in energy trading and generation (£74 million), an airline cargo business (£20 million), a mining entity (£11 million) and four telecommunications companies (£49 million).

        In 2001, the Group realized gross losses of sales of available-for-sale securities of £146 million. Approximately 43% of these losses related to six individual fixed maturity holdings, which were disposed of as a result of changed circumstances, including a fraud and restatement announcement (£18 million), a telecommunications holding negatively impacted by industry over-capacity (£6 million), a travel related holding (£7 million) and three other industry holdings which were generally affected by the aftermath of September 11 (£29 million). In addition there was a weakening economic environment and tightening of the credit markets. On these cases, it was determined that the prospects for future recovery were doubtful and there was additional downside risk. Approximately 10% of these losses related to sales of equity holdings by Jackson National Life, and were primarily from one large disposition for the purpose of reducing its equity exposure.

        The Group currently intends to hold available-for-sale securities with unrealized losses not considered other than temporary until they mature, or recover in value. However, if the specific facts and circumstances surrounding a security or the outlook for its industry sector change, the group may sell the security and realize a loss. Of the gross realized losses on sales of available-for-sale securities during 2003, 50% arose from securities that had been in an unrealized loss position for less than six months, 25% for six months to one year and 25% for more than one year. Of the gross realized losses on sales of available-for-sale securities during 2002, 28% arose from securities that had been in an unrealized loss position for less than six months, 55% for six months to one year and 17% for more than one year. Of the gross realized losses on sales of available-for-sale securities during 2001, 25% arose from securities that had been in an unrealized loss position for less than six months, 21% for six months to one year and 54% for more than one year.

US GAAP Restructuring Analysis

        In 2001, Prudential announced the restructuring of the direct sales force and customer service channels of its UK Insurance Operations. These changes also included a simplification of the organizational structure and plans for a significant reduction in operating costs. For US GAAP purposes, Prudential expensed £37 million during 2003 in relation to this provision, comprising £4 million termination and redundancy costs, £3 million property costs and £30 million other transition and system related costs. In 2002, £46 million was expensed comprising £15 million of termination and redundancy costs, £17 million property costs, and £14 million other transition and system related costs. In 2001, £172 million was expensed, comprising £82 million of termination and redundancy costs, £34 million property costs and £56 million other transition and system related costs.

        In 2002, Prudential announced plans to establish an off-shore service center in India to improve customer contact service levels for its UK Insurance Operations customers and to achieve further cost savings to those announced in November 2001. In 2003, Prudential expensed £5 million, comprising £2 million of termination and redundancy costs, and £3 million to other system and property charges. In 2002, £10 million was expensed, comprising £9 million of termination and redundancy costs and £1 million of property costs

        For a detailed discussion of these UK restructurings, see Item 4, "Information on the Company—Business of Prudential—UK and Europe Business—UK Restructurings".

New US Accounting Pronouncements

        Several new US accounting standards were issued during 2002 and 2003 that are pertinent to Prudential's US GAAP consolidated financial statements. These are discussed in detail in Note 37 of the notes to Prudential's consolidated financial statements.

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

        Prudential received £586 million in cash remittances from business units in 2003, an increase on the £536 million in 2002 and £461 million in 2001. These remittances comprise the shareholders' statutory transfer from the Prudential Assurance long-term with-profits fund relating to earlier bonus declarations, together with dividends, loans and interest received from subsidiaries.

        After dividends and interest paid, there was a net inflow of £12 million in 2003 compared to net outflows of £97 million in 2002 and £136 million in 2001. In 2003, Prudential received £58 million from corporate activities compared to £543 million in 2002 which included cash proceeds arising from the sale of the UK personal lines property and casualty insurance operation and exceptional tax receipts, compared to £283 million in 2001. Corporate activities in 2001 included £338 million representing the break fee on termination of the merger with American General Corporation, net of expenses. Including the proceeds of UK equity issuances and tax relief, total net surplus in 2003 was £177 million, compared to £545 million in 2002 and £160 million in 2001.

        In 2003, Prudential invested £173 million into its businesses, including £145 million relating to Prudential's Asian operations. The £145 million invested in Asia principally relates to solvency capital. In 2002, Prudential invested £675 million into its businesses, including £13 million relating to acquisitions. In September 2002, Prudential provided Jackson National Life with £321 million of capital to support high volumes of fixed annuity writings, additional guaranteed minimum death benefit reserves and to replace capital consumed by bond losses and impairments. This followed £69 million provided in 2001. Also during 2002, Prudential invested £354 million, primarily in its shareholder-backed business in the United Kingdom and in Asia, compared to £512 million in 2001.

        In aggregate this gave rise to a surplus of £4 million in 2003 compared to a financing requirement of £130 million in 2002 and £421 million in 2001 which was satisfied through an increase in core debt.

Liquidity Requirements

Dividend Payments

        Total dividends proposed by the Board for 2003, 2002 and 2001 were 16.0p, 26.0p and 25.4p per share, respectively. The final dividend in respect of the year ended December 31, 2003 of £214 million will be paid on May 26, 2004.

Debt Service Costs

        Debt service costs paid by Prudential in 2003 were £143 million compared to £130 million for 2002 and £118 million in 2001. The increase in 2003 primarily reflects increased borrowing during the year. Of total consolidated borrowings of £4,445 million at December 31, 2003, the parent company and finance subsidiaries had core borrowings of £2,427 million outstanding, including £21 million floating rate guaranteed loan notes due to mature in 2004. $250 million of bonds are due to mature in 2005 and £150 million of bonds in 2007. The remaining outstanding core borrowings are due to mature in more than five years.

Investment in Businesses

        In 2003, Prudential invested £145 million into its Asian business. Prudential expects to invest approximately the same amount in 2004 and 2005. In 2006, Prudential expects PCA to be a net capital provider to the Group based on current business plans.

        In 2002, Prudential invested £675 million into its businesses, including £13 million relating to the acquisition of Good Morning ITMC in Korea which was subsequently renamed PCA Investment Trust Management Company. Of this £675 million, £321 million related to Jackson National Life. This capital was invested to support high volumes of fixed annuity writings and to replace capital consumed by bond losses and impairments. Also in 2002, Prudential invested £354 million, primarily in shareholder backed business in the United Kingdom and in Asia, including the development of the Japanese business.

        Of the £512 million invested by Prudential into its businesses in 2001, £162 million related to acquisitions, primarily Orico Life in Japan and YoungPoong Life in South Korea. Of the £350 million invested for non-acquisition activities, £69 million was invested in Jackson National Life with the remainder invested in Prudential's shareholder backed businesses in the United Kingdom and Asia.

Acquisition of Businesses

        In 2002, Prudential acquired 100% of Good Morning ITMC in Korea for £13 million excluding deferred consideration. The goodwill on acquisition was £8 million. Good Morning ITMC was subsequently renamed PCA Investment Trust Management Company. In addition, during the first half of 2002, Prudential Asia acquired ING's life insurance operation in The Philippines using internal funds. The net assets acquired as at March 31, 2002 were £1.5 million.

        In 2002, Prudential's banking subsidiary, Egg, acquired Zebank, a French direct financial services company, for £23 million in cash using internal funds. The fair value of Zebank's net assets was £20 million.

        In 2001, Prudential acquired Orico Life Insurance Company of Japan for £139 million and YoungPoong Life, a multi-distribution based Korean life insurance company for £23 million.

Other Capital Expenditures

        Prudential spent £4 million, £2 million and £4 million in 2003, 2002 and 2001, respectively, to refurbish several of its office buildings.

Liquidity Sources

        The parent company and finance subsidiaries held cash and short-term investments of £432 million, £226 million and £19 million at December 31, 2003, 2002 and 2001 respectively. The principal sources of cash are dividends, loans and interest received from operating subsidiaries, proceeds from borrowings, the sale of businesses and recourse to the equity markets.

        Prudential received £586 million in cash remittances from business units in 2003, compared with £917 million received in 2002 and £439 million received in 2001. These remittances comprise the shareholders' statutory transfer from the Prudential Assurance long-term with-profits fund relating to earlier bonus declarations, together with dividends, loans and interest from subsidiaries.

Shareholders' Statutory Transfer

        In 2003, Prudential declared total bonuses of £2.1 billion from Prudential Assurance's long-term with-profits fund, of which £1.9 billion was added to with-profits policies and £209 million was distributed to shareholders. In 2002, Prudential declared total bonuses of £2.7 billion from Prudential Assurance's long-term with-profits fund, of which £2.45 billion was added to with-profits policies and £273 million was distributed to shareholders. In 2001, Prudential declared total bonuses of £3.1 billion from the fund, of which £2.8 billion was added to with-profits policies and £310 million was distributed to shareholders. The bonuses rates for Prudence Bond and Personal Pensions remained constant with 2002, but the total bonuses declared in 2003 were lower than 2002.

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

        The table below shows the dividends, loans and interest received by the parent company from the principal operating subsidiaries during the year ended December 31, 2003

	Dividends, loans and interest received in
	2003	2002	2001
	(In £ Millions)
UK and Europe Insurance Operations (mainly Prudential Assurance)	406	710	387
M&G	84	138	—
Egg	—	—	—
US Operations	48	42	38
Asian Operations	48	27	14

Total	586	917	439

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

        The parent company received total dividends and loans from its main operations of £538 million in 2003 compared with £875 million in 2002 and £401 million in 2001. Amounts received from UK and Europe Insurance Operations in 2003 included £286 million relating to the PAC shareholder's statutory life fund transfer and £100 million of additional dividends from the PAC shareholders' funds. Amounts received in 2002 included £324 million relating to the shareholder's statutory life fund transfer and £386 million arising from the sale of the UK personal lines and property casualty insurance operations. The total for 2001 included a non-recurring amount of £80 million from Prudential Assurance.

        PCA's more established operations in Singapore, Hong Kong and Malaysia remit surplus capital to the Group.

        In addition to the above dividends and loans, the parent company received £48 million, £42 million and £38 million in interest on intercompany loans from its US operations in 2003, 2002 and 2001, respectively.

Sale of Businesses

        In November 2003, Prudential agreed to sell its Dublin based management services company to Capita Life and Pensions Services Ireland Limited for £16 million. See "Item 4—Business of Prudential—sale of Prudential European Management Services".

        In November 2002 Prudential agreed to sell its German life business to Canada Life for £82 million. The sale was completed on January 1, 2003. See Item 4 "Information on the Company—Business of Prudential—European Business—Sale of German Business to Canada Life".

        In November 2001, Prudential agreed to transfer its UK personal lines property and casualty insurance business to Winterthur Insurance and the Churchill Group, its UK subsidiary. On December 31, 2001, the insurance liabilities were almost wholly reassured to Winterthur. The related cash transfer for this reinsurance was offset in January 2002 against the sales proceeds of this business. The sale was completed on January 4, 2002, for a consideration of £353 million. After allowing for the costs of the sale and other related items the profit on sale recorded in the 2002 results was £355 million, before tax. See Item 4, "Information on the Company—Business of Prudential—UK and Europe Business—Transfer of Business to Winterthur".

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

Shareholders' Borrowings and Financial Flexibility

        As a result of the holding company's net funds inflow of £4 million and exchange translation gains of £87 million, net core borrowings at December 31, 2003 were £2,135 million, compared to £2,226 million at December 31, 2002.

        After adjusting for holding company cash and short-term investments of £432 million, core structural borrowings of shareholder financed operations at the end of 2003 totaled £2,567 million, compared with £2,452 million at the end of 2002. This increase reflected the issue of US$1 billion Perpetual Subordinated Capital Securities in Asia, partly offset by the repayment of short-term commercial paper. Core borrowings at the end of 2003 included £1,656 million at fixed rates of interest with maturity dates ranging from 2005 to 2031. £827 million of the core borrowings were denominated in US dollars, to hedge partially the currency exposure arising from the Group's investment in Jackson National Life.

        Prudential has had in place an unlimited global commercial paper program since November 2001. At December 31, 2003, Prudential had amounts outstanding under this program amounting to £78 million, US$1,378 million and €274 million with an average sterling interest rate of 3.70% per annum.

        In 2001, Prudential established a £5,000 million European Medium Term Note program ("MTN"). At December 31, 2003 subordinated debt outstanding under this program was £435 million and €520 million, and senior debt outstanding was US$18 million.

        In addition the holding company has access to £1,300 million committed revolving credit facilities, provided by 13 major international banks, split in two equal tranches. One half matures on June 16 2005 and the other is renewable annually on June 11. There have been no draw-downs under this facility since inception and hence there was no amount outstanding at December 31, 2003. Prudential also maintains uncommitted credit facilities totaling £350 million. There was no amount outstanding under these facilities at December 31, 2003. In December 2002, Prudential established a committed securities lending liquidity facility for £500 million renewable on December 17, 2004. Prudential has not drawn down under this facility.

        The Group is funded centrally, except for Egg, which is responsible for its own financing. The Group's core debt is managed to be within a target level consistent with its current debt ratings. At December 31, 2003, the gearing ratio, including hybrid debt (net of cash and short-term investments) was 23 per cent compared with 24 per cent at December 31, 2002. Excluding hybrid debt, the gearing ratio was 7 per cent.

        Prudential enjoys strong debt ratings from both Standard & Poor's and Moody's. Prudential's long-term senior debt is rated AA- (negative outlook) and A2 (stable outlook) from Standard & Poor's and Moody's respectively, while short-term debt ratings are A1+ and P-1 respectively.

        The ratings for long-term senior debt represent the second highest rating category out of 10 and the third highest rating category out of 9 for Standards and Poor's and Moody's respectively. The ratings for short-term debt represent the highest rating category for each rating agency out of 6 and out of 4 categories respectively.

        During 2003 Prudential issued US$1 billion Perpetual Subordinated Capital Securities with a coupon of 6.5 per cent to optimize its balance sheet structure and financial flexibility. Subsequently Prudential entered into an interest rate swap and is currently paying 3-month US$ LIBOR plus 80 basis points, currently 1.91 per cent pre tax. The proceeds of the issue were used to refinance existing senior debt, primarily commercial paper.

        During 2003, the €500 million fixed rate notes issued in 2001 were swapped into floating rate pounds sterling borrowings of £333 million.

        During 2003 and 2002, Jackson National Life entered into reverse repurchase and dollar roll repurchase agreements, whereby it agreed to sell and repurchase securities. These activities have been accounted for as financing transactions, with the assets and associated liabilities included in the consolidated balance sheets. As of December 31, 2003 and 2002, the liabilities were £nil.

        Short-term borrowings under such agreements averaged £913 million and £243 million during 2003 and 2002, respectively. Interest paid totaled £6 million and £4 million in 2003 and 2002 respectively. The highest level of short-term borrowings at any month end was £1,517 million in 2003 and £347 million in 2002.

        Jackson National Life has entered into securities lending arrangements with an agent bank whereby blocks of securities are loaned to third parties, primarily major brokerage firms. As of December 31, 2003 and 2002, obligations under these arrangements were £515 million and £1,544 million, respectively. The agreement requires a minimum of 102% of the fair value of the loaned securities to be held as collateral, calculated on a daily basis. To further minimize the credit risks related to this program, the financial condition of counter-parties is monitored on a regular basis.

        Jackson National Life has entered into a program of funding arrangements (European and Global Medium Term Notes—EMTNs and GMTNs) under contracts which, in substance, are almost identical to Guaranteed Investment Contracts. As of December 31, 2003 and 2002, the liabilities under these funding arrangements were £3,247 million and £3,554 million, respectively.

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

        At December 31, 2003, Egg had two credit default swaps in place, comprising residential mortgages of £1.75 billion and asset backed securities of £940 million. Their effect is to remove from Egg's balance sheet the risk of default on the underlying assets and reduce the regulatory capital that must be held by Egg in relation to these assets.

        Egg has also entered into interest rate swaps and forward rate agreements for the purpose of hedging interest rate risk on lending to customers. The total notional value of these swaps is £4.5 billion.

        Any potential credit risk relates to the swap counter-party, namely its ability to pay in the event of default on the underlying assets. If such a double failure occurred, Egg could be required to increase regulatory capital held against the underlying assets. All swap counter-parties are highly rated financial institutions.

        At December 31, 2003, Egg had entered into a series of off-balance sheet transactions to hedge against foreign currency exposures.

        At December 31, 2003, M&G had entered into a series of off-balance sheet transactions relating to interest rate swaps and caps, cross currency swaps, credit default swaps and similar instruments. These derivatives were entered into in the normal course of business and solely for the purpose of matching or eliminating risks arising from potential movements in interest and exchange rates inherent in M&G's assets and liabilities. These derivatives are reviewed regularly for their effectiveness as hedges.

        Jackson National Life has commitments for future payments related to equity index call options totaling £12 million, which are accounted for on a deferred basis and therefore were off-balance sheet as at December 31, 2003. These commitments were entered into in the normal course of business to hedge obligations associated with the issuance of equity index-linked immediate and deferred annuities. The commitments are due over the next four years.

        Jackson National Life has unfunded commitments related to its investments in limited partnerships totaling £216 million at December 31, 2003. These reflect on demand contractual commitments to fund further investments by the limited partnerships.

Contractual Obligations

        Contractual obligations with specified payment dates at December 31, 2003 were as follows:

	Principal payments due by period
	Less than 1 Year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	After 5 Years	Total
	(In £ Millions)
Borrowings(1)	1,156	157	—	150	—	2,982	4,445
Other contractual obligations
UK Banking(2)	1,552	6	416	40	1,004	15	3,033
US Banking	134	33	49	34	11	—	261
Jackson National Life funding arrangements	733	565	711	489	153	596	3,247
Equity indexed call options	—	—	7	5	—	—	12
Guaranteed Investment contracts	650	288	26	57	5	—	1,026
Annuities without life contingencies	65	59	47	42	57	79	349
Leases on land and buildings	29	29	29	28	28	1,504	1,647
Borrowings of associates	10	—	—	—	—	308	318
Pension and other post retirement contributions(3)	32	—	—	—	—	—	32
Purchase obligations(4)	216	—	—	—	—	—	216

Total(5)	4,577	1,137	1,285	845	1,258	5,484	14,586

(1)
See Note 28 of the notes to Prudential's consolidated financial statements. The payments for each of the periods presented do not consider the Group's interest rate swap agreements.

(2)
Included in UK Banking is £1,500 million of medium-term note funding raised in a credit card receivables securitization transaction. For further details of this transaction see Note 37 of the notes to Prudential's consolidated financial statements. In addition to the amounts included above, Egg has commitments to issue loans and advances to customers of £6,718 million. These represent agreements to lend to customers in accordance with contractual provisions which are either for a specified period, or as in the case of credit cards, represent a revolving credit facility which can be drawn down at any time providing the agreement has not been terminated. The total amount does not necessarily represent future cash requirements, in that commitments are often not drawn upon.

(3)
This amount represents the Group's best estimate regarding expected employer pension plan contributions in 2004. See Note 37 of the notes to Prudential's consolidated financial statements. No amounts subsequent to 2004 have been included as they are not readily determinable at this time.

(4)
As at December 31, 2003, Jackson National Life had unfunded commitments related to its investments in limited partnerships of £216 million. These commitments have been included in payments due in less than one year since the timing of funding for those obligations cannot be estimated.

(5)
Other than annuities without life contingencies and guaranteed annuity contracts that both contain contractually scheduled maturities, cash flows relating to the Group's insurance liabilities have been excluded due to the uncertainty with respect to the timing of those cashflows.

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

        The primary source of short-term liquidity to support operations is a pool of highly liquid, high quality short-term instruments to provide liquidity in excess of the expected cash requirements. At December 31, 2003, the investment assets included £32,978 million of equity securities, £39,986 million of debt securities and £3,759 million of deposits.

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

        At December 31, 2003 and 2002, Prudential Assurance's long-term with-profits fund assets in excess of its required minimum solvency margin were £5,017 million and £3,153 million respectively. The principal reason for the increase at December 31, 2003 was the rise in global equity markets during the year.

M&G

        The principal liquidity source for M&G is fee income for managing retail investment funds and the investment funds of Prudential's business operations. The principal liquidity requirement is operating expenses. Amounts are distributed to the parent company after considering capital requirements. Capital requirements are driven by the regulatory stipulations based on fixed operating expenses and other operating considerations. At December 31, 2003, M&G met the relevant regulatory requirements.

Egg

        Egg's principal liquidity sources are, deposits from customers, interest and fees receivable from customer lending and proceeds from treasury activities. Egg's funding is drawn heavily from customer deposits, but in 2003, Egg issued £450 million of subordinated Tier 2 debt to increase its capital base. In addition, Egg also uses sterling money markets to access short term funding.

        The principal liquidity requirements are lending to customers, interest payable to deposit holders, treasury investments and administrative expenses.

        At December 31, 2003, Egg had £775 million of cash and short-term investments compared to £1,260 million in 2002.

        Egg had a net cash outflow from operating activities during 2003 of £260 million compared to a net cash inflow of £1,298 million for 2002. The cash outflow primarily relates to an increase in loan and mortgage balances combined with lower customer savings accounts.

        In May 2001, Egg launched a £500 million three year floating rate note to provide wholesale funding for the growing lending business. A further £6 million and $36 million three year floating rate notes were issued in 2001. In 2002, an additional £13 million was issued. In 2003, additional floating rate notes were issued, €300 million, $350 million and £19 million. At December 31, 2003 there was £897 million outstanding comprising of £474 million, $385 million and €300 million. Certificates of deposit are also in issue, resulting in a total debt outstanding at December 31, 2003 of £1,423 million.

        In 2001, Egg issued loan capital of £125 million with a coupon of 6.875% and for a 20.5 year term (2021). This was issued at a discount of £1.4 million. In 2002, Egg issued £75 million additional loan capital with a coupon of 6.875% for a 19 year term (2021). This was issued at premium of £3.1 million. There is an early repayment option in 2016 for both loan capital issues. In 2003 Egg issued £250 million of loan capital with a coupon of 7.5% and is perpetual with a callable date of 2013. This was issued at a £0.9 million discount.

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

US Life Insurance

        The liquidity sources for Jackson National Life are its cash, short-term investments and publicly traded bonds, premium income, deposits received on certain annuity and institutional products, investment income and capital contributions from the parent company.

        Liquidity requirements are principally for purchases of new investments and businesses, repayment of principal and interest on intercompany debt, payments of interest on surplus notes, funding of insurance product liabilities, including payments for policy benefits, surrenders, maturities and new policy loans and funding of expenses, including payment of commissions, operating expenses and taxes. At December 31, 2003, Jackson National Life's outstanding notes and bank debt included:

  •
  $250 million of surplus notes maturing in 2027,

  •
  $230 million of senior notes maturing by 2015,

  •
  $467 million of advances from the Federal Home Loan Bank maturing in years through 2008, and

  •
  $43 million of secured notes maturing between 2004 and 2005.

        Significant increases in interest rates and disintermediation can create sudden increases in surrender and withdrawal requests by policyholders and contractholders. Other factors that are not directly related to interest rates can also give rise to disintermediation risk, including but not limited to changes in ratings from rating agencies, general policyholder concerns relating to the life insurance industry (e.g., the unexpected default of a large, unrelated life insurer) and competition from other products, including non-insurance products such as mutual funds, certificates of deposit and newly developed investment products. Most of the life insurance, annuity and institutional products Jackson National Life offers permit the policyholder or contractholder to withdraw or borrow funds or surrender cash values, although some include policy restrictions such as surrender charges and market value adjustments to discourage early withdrawal of policy and contract funds. At December 31, 2003, approximately $9.0 billion of policy and contract funds had no surrender charge or market value adjustment restrictions.

        Jackson National Life uses a variety of asset-liability management techniques to provide for the orderly provision of cash flow from investments and other sources as policies and contracts mature in accordance with their normal terms. Jackson National Life's principal sources of liquidity to meet unexpected cash outflows associated with sudden and severe increases in surrenders and withdrawals are its portfolio of liquid assets and its net operating cash flows. At December 31, 2003, the portfolio of cash, short-term investments and publicly traded bonds and equities amounted to $32.7 billion. Operating net cash inflows for 2003 were $1.9 billion. Prudential believes that these liquidity sources are sufficient to satisfy the company's liquidity needs.

        At December 31, 2003, the statutory capital and surplus of Jackson National Life was $2,999 million, which was significantly in excess of the requirements set out under Michigan insurance law. As described in Item 4, "Information on the Company—Supervision and Regulation of Prudential—US Supervision and Regulation", Jackson National Life is also subject to risk-based capital guidelines that provide a method to measure the adjusted capital that a life insurance company should have for regulatory purposes, taking into account the risk characteristics of the company's investments and products. At December 31, 2003, Jackson National Life's total risk based capital ratio under the National Association of Insurance Commissioners' definition substantially exceeded model act standards.

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

        The primary source of short-term liquidity in Asia is a pool of highly liquid, high quality short-term instruments to provide liquidity in excess of the expected cash requirements. This is supplemented by capital contributions from the parent company. At December 31, 2003, the investment assets included £3,300 million of debt and other fixed income securities and £1,500 million of equity securities.

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

        The discussion that follows is based on the condensed consolidated statement of cash flows prepared under US GAAP presented in Note 37 of the notes to Prudential's consolidated financial statements, which includes all of the cash flows of Prudential including those of the with-profits fund.

        Net cash provided by operating activities was £5,230 million in 2003 compared with £4,189 million in 2002.

        Net cash used for investing activities in 2003 was £4,142 million compared with £8,522 million in 2002. Cash used to purchase investments exceeded proceeds from sales and maturities by £3,553 million in 2003 compared with £8,506 million in 2002. Net cash (used) provided by financing activities was £(1,014) million in 2003 compared with £4,127 million in 2002. Policyholders' withdrawals exceeded deposits by £751 million in 2003. In 2002, policyholders' deposits exceeded withdrawals by £2,207 million. Repayment of long-term borrowings in 2003 was £125 million compared to £199 million in 2002. Proceeds from long-term borrowings in 2003 were £847 million, compared to £97 million in 2002.

        As at December 31, 2003 the Group had cash of £1,140 million compared to £1,086 million at December 31, 2002, an increase of £54 million.

        Net cash provided by operating activities was £4,189 million in 2002 compared with £1,685 million in 2001.

        Net cash used for investing activities in 2002 was £8,522 million compared with £5,590 million in 2001. Cash used to purchase investments exceeded proceeds from sales and maturities by £8,506 million in 2002 compared with £5,153 million in 2001. The Group had a cash outflow in respect of acquisitions of subsidiaries in 2002 of £13 million compared with £182 million in 2001. See "—Acquisition of Businesses" earlier in this section. Net cash provided by financing activities was £4,127 million in 2002 compared with £4,014 million used by financing activities in 2001. Policyholders' deposits exceeded withdrawals by £2,207 million in 2002 and £2,108 million in 2001 respectively. Repayment of long-term borrowings in 2002 was £199 million compared to £210 million in 2002. Proceeds from long-term borrowings in 2002 were £97 million, compared to £3,473 million in 2001.

        As at December 31, 2002 the Group had cash of £1,086 million compared with £1,313 million at December 31, 2001, a reduction of £227 million.

Introduction of the Euro

        The euro was introduced on January 1, 1999 and the former currencies withdrawn in early 2002 in 12 member states of the European Union (excluding the United Kingdom, Sweden and Denmark) in accordance with the treaty on European Economic and Monetary Union ("EMU"). If the euro is introduced in the United Kingdom, Prudential will need to make changes in its information technology and other systems in order to accommodate the use of the euro in its products, systems and operations. Prudential's UK business units' assessment and planning for the possibility that the United Kingdom will join EMU and introduce the euro is presently dealt with as a "business as usual" task and it is therefore difficult to separate discrete euro expenditure from the Group's general systems enhancements and development spend. In June 2001, the UK Government announced that a detailed economic assessment would be made to determine whether the economic conditions were right for the United Kingdom to join EMU. The Government announced in June 2003 that the economic conditions did not support entry at such time and that a decision on whether to undertake a further detailed economic assessment in 2004 would be taken by spring 2004. In March 2004, the UK Government announced that the economic conditions had not changed sufficiently to merit a further detailed economic assessment at that time and, that as a consequence a further decision on whether to undertake a further detailed assessment would be taken in March 2005.

Item 6. Directors, Senior Management and Employees

        The Prudential Board of Directors currently consists of 13 directors. Set forth below are the names, ages, positions, business experience and principal business activities performed outside of Prudential of the Board members, as well as the dates of their initial appointment as directors. Ages given are as at March 31, 2004.

Sir David Clementi (Age 55)

        Sir David Clementi has been Chairman of Prudential since December 1, 2002. In July 2003 he was appointed by the Secretary of State for Constitutional Affairs to carry out a review of the regulation of legal services in England and Wales. In February 2003 he joined the Financial Reporting Council. He is also a non-executive director of Rio Tinto plc which he joined in February 2003. From September 1997 to August 2002 he was Deputy Governor of the Bank of England. During this time he served as a member of the Monetary Policy Committee and as a non-executive director of the Financial Services Authority. From 1975 to August 1997 he worked for the Kleinwort Benson Group, latterly as Chief Executive.

Jonathan Bloomer FCA (Age 50)

        Jonathan Bloomer has been an executive director of Prudential since 1995 and Group Chief Executive since March 2000. Previously, he was Deputy Group Chief Executive and Group Finance Director. He is a non-executive director of Egg plc. He is also Chairman of the Practitioner Panel of the Financial Services Authority and a Board Member of the Association of British Insurers.

Philip Broadley FCA (Age 43)

        Philip Broadley has been an executive director of Prudential and Group Finance Director since May 2000. Previously, he was with the UK firm of Arthur Andersen, where he became a partner in 1993. He specialized in providing services to clients in the financial services industry, including regulators and government agencies in the United Kingdom and the United States.

Clark Manning (Age 45)

        Clark Manning has been an executive director of Prudential since January 2002. He is also President and Chief Executive Officer of Jackson National Life. He was previously Chief Operating Officer, Senior Vice President and Chief Actuary of Jackson National Life, which he joined in 1995. Prior to that, he was Senior Vice President and Chief Actuary for SunAmerica Inc and prior to that Consulting Actuary at Milliman & Robertson Inc. He is a Fellow of the Society of Actuaries and a Member of the American Academy of Actuaries.

Michael McLintock (Age 43)

        Michael McLintock has been an executive director of Prudential since September 2000. He is also Chief Executive of M&G, a position he held at the time of M&G's acquisition by Prudential in March 1999. He joined M&G in October 1992. He is also a non-executive director of Close Brothers Group plc and CoFunds Holdings Limited.

Mark Norbom (Age 46)

        Mark Norbom has been an executive director of Prudential and Chief Executive, Prudential Corporation Asia since January 2004. Previously, he was President and Chief Executive Officer of General Electric Japan, and a company officer of General Electric Company. He has spent the last 10 years with General Electric in Taiwan, Indonesia, Thailand and Japan. Prior to that, his career was with General Electric in various posts in the United States.

Mark Wood (Age 50)

        Mark Wood has been an executive director of Prudential and Chief Executive of Prudential Assurance, UK and Europe since June 2001. In May 2002 he became a member of the Life Insurance Committee of the Association of British Insurers. He was previously Chief Executive of AXA UK plc (formerly Sun Life & Provincial Holdings plc) and AXA Equity and Law plc, and Managing Director of AA Insurance.

Bart Becht (Age 47)

        Bart Becht has been an independent non-executive director of Prudential since May 2002. He is also Chief Executive of Reckitt Benckiser plc. He joined Benckiser N.V. in 1988 and was appointed Chief Executive in 1995. Benckiser N.V. and Reckitt & Colman plc merged in December 1999. Previously, he served in various functions in Procter & Gamble.

Bridget Macaskill (Age 55)

        Bridget Macaskill has been an independent non-executive director of Prudential since September 2003. She rejoined the Board of Prudential having previously resigned due to a potential conflict of interest in March 2001. She is a non-executive director of J Sainsbury Plc. She was previously Chairman and Chief Executive Officer of OppenheimerFunds Inc, a major New York based investment management company.

Roberto Mendoza (Age 58)

        Roberto Mendoza has been an independent non-executive director of Prudential since May 2000. He was appointed as Chairman of the Remuneration Committee in July 2002. He is also the non-executive Chairman of Egg plc and a non-executive director of Reuters Group PLC and The BOC Group plc. He is a founder member of Integrated Finance Limited and a member of the World Bank-IFC Bank Advisory Group. Previously, he was Vice Chairman and director of JP Morgan & Co, Inc. and a managing director of Goldman Sachs.

Kathleen O'Donovan (Age 46)

        Kathleen O'Donovan has been an independent non-executive director of Prudential since May 2003. She is also a non-executive director of the Court of the Bank of England, EMI Group plc and Great Portland Estates plc. Previously, she was Finance Director at BTR and Invensys. Prior to that she was a partner at Ernst & Young.

James Ross (Age 65)

        James Ross was appointed as an independent non-executive director with effect from the conclusion of the Annual General Meeting ("AGM") of Prudential plc on May 6, 2004. He is Deputy Chairman of National Grid Transco and holds non-executive directorships with McGraw Hill and Datacard in the United States and Schneider Electric in France. He was previously Chairman of National Grid plc and Littlewoods plc. He was also Chief Executive of Cable & Wireless plc and President and Chairman and Chief Executive of BP America Inc, and a Managing Director of the British Petroleum Co plc.

Rob Rowley (Age 54)

        Rob Rowley has been an independent non-executive director of Prudential since July 1999. He was appointed as Chairman of the Audit Committee in June 2000 and was appointed as Senior Independent Director of Prudential in December 2003. He is also executive Deputy Chairman of Cable & Wireless Public Limited Company, and a non-executive director of Taylor Nelson Sofres plc. He retired as a director of Reuters Group plc in December 2001, where he was Finance Director from 1990 to 2000.

Sandy Stewart (Age 70)

        Sandy Stewart was an independent non-executive director of Prudential between October 1997 and May 2004. He is also Chairman of Murray Extra Return Investment Trust plc and of the Scottish Amicable (supervisory) Board, which is a special committee of the Board of The Prudential Assurance Company Limited. Previously, he was a practising solicitor and Chairman of Scottish Amicable Life Assurance Society. At the conclusion of the AGM of Prudential plc on May 6, 2004 Sandy Stewart retired from the Board.

Other Executive Officers

        With the exception of Paul Gratton, Chief Executive of Egg, and Michael Harris, Executive Vice-Chairman of Egg, the heads of Prudential's current business units (UK and Europe Insurance Operations, M&G, Jackson National Life and Prudential Corporation Asia) are also directors of Prudential, as set forth above.

Chairman's letter of appointment

        The Chairman is paid annual fees and the contractual notice periods for the termination of the Chairman's contract is twelve months from either party. The Chairman participates in a medical insurance scheme, has life assurance cover and has use of a car and driver. He is entitled to a supplement to his fees, intended for pension purposes. He is not a member of any Group pension scheme providing retirement benefits.

Service Contracts

        Executive directors have contracts that terminate on the normal retirement date, which is the date of their 60th birthday. The normal notice of termination which Prudential is required to give executive directors is 12 months, although for newly appointed directors there may be an initial contractual period of up to two years before the 12 months' notice period applies. The service contracts for all current executive directors contain a 12 month notice period from Prudential. When considering termination of service contracts, the Remuneration Committee will have regard to the specific circumstances of each case, including a director's obligation to mitigate his loss. Non-executive directors do not have service contracts.

        The contract for Clark Manning is a renewable one year fixed-term contract. The contract is renewable automatically upon the same terms and conditions unless the Company or Clark Manning gives at least 90 days' notice prior to the end of the relevant term. In the case of the former, Clark Manning is entitled to continued payment of salary and benefits for the period of one year from the day such notice is delivered to him. The contract can also be terminated by the Company or Clark Manning by giving 12 months' notice. Payments of Clark Manning's salary during the period following the termination of employment will be reduced by the amount of any compensation earned by him from any subsequent employer or from any person for whom he performs services. Benefits to be provided during such period will also be cancelled to the extent that comparable benefits are available to him from these alternative sources.

        All Executive Directors, with the exception of Michael McLintock, are required to give 12 months' notice of termination to the Company. Michael McLintock is required to give 6 months' notice to the Company.

Benefits and protections

        Executive directors receive certain benefits, principally the provision of a cash allowance for a car, except for Clark Manning, participation in medical insurance schemes and, in some cases, the use of a car and driver and security arrangements. Mark Norbom will also receive expatriate allowances during his assignment in Asia. No benefits are pensionable. The executive directors' pension arrangements and life assurance provisions are set out in the Pensions and Life Assurance section.

        Except for Clark Manning, the executive directors are eligible to participate in one of the Company's Savings-Related Share Option Schemes. Options granted under these schemes are not subject to performance conditions because the UK plan is an all-employee share scheme governed by specific tax legislation and the international scheme mirrors it.

        In addition, the Company provides certain protections for directors and senior managers against personal financial exposure that they may incur in their capacity as such.

Policy on External Appointments

        Subject to the Board's approval, executive directors are able to accept a limited number of external appointments as non-executive directors of other organizations.

Compensation

        In 2003, the aggregate compensation that Prudential paid or accrued to all Prudential directors and other executive officers as a group (17 persons) was £9,048,017 including performance-related bonuses paid to the executive directors and executive officers and an aggregate pension contribution of £1,269,426 and provision for future benefits.

Remuneration

	Year Ended December 31, 2003
	Salary/Fees	Bonus	Benefits	Total Emoluments
	(In £ Thousands)
Chairman
Sir David Clementi	420	—	24	444

Executive directors
Jonathan Bloomer	760	306	43	1,109
Philip Broadley(1)	455	255	40	750
Clark Manning(2)	489	815	22	1,326
Michael McLintock(3)	310	1,174	44	1,528
Mark Tucker(4) (resigned June 30, 2003)	235	169	50	454
Mark Wood	470	216	41	727

Total executive directors	2,719	2,935	240	5,894

Non-executive directors
Sir David Barnes (resigned May 8, 2003)	16	—	—	16
Bart Becht	50	—	—	50
Ann Burdus (resigned December 31, 2003)	53	—	—	53
Roberto Mendoza	131	—	—	131
Bridget Macaskill (appointed September 1, 2003)	17	—	—	17
Kathleen O'Donovan (appointed May 8, 2003)	35	—	—	35
Rob Rowley	80	—	—	80
Sandy Stewart (resigned May 6, 2004)	83	—	—	83

Total non-executive directors	465	—	—	465

Other executive officers as a group(5)	683	273	21	977

Overall total	4,287	3,208	285	7,780

(1)
It is intended that a deferred share award valued at £27,300 will be made to Philip Broadley. This is included in the 2003 bonus figure.

(2)
Clark Manning's bonus figure excludes a contribution of £6,116 from a profit sharing plan that has been made into a 401(k) retirement plan and which is included in the table on pension contributions below

(3)
It is intended that a deferred share award valued at £244,000 will be made to Michael McLintock. This is included in the 2003 bonus figure.

(4)
Mark Tucker's annual bonus was pro-rated for his service up to June 30, 2003 and, subject to his satisfying certain non-competition and non-solicitation conditions, is expected to be paid on or around June 30, 2004. Mark Tucker's benefits include an allowance of £46,419 for housing paid to reflect his expatriate circumstances. Medical insurance cover was provided for Mark Tucker and his wife up to December 31, 2003. Following his resignation and in order to ensure a smooth transition, he provided consultancy advice to the Company for three months for which he was paid £117,500 in addition to the payments set out above.

(5)
Consists of Paul Gratton and Michael Harris.

Senior Executives' Long-term Incentive Plans

2003 Restricted Share Plan ("RSP")

        The Group's primary long-term incentive plan for a number of years has been the RSP which was designed to provide rewards linked to the returns to shareholders.

        This important performance-related element of the total reward package for executive directors rewards the achievement of total shareholder return ("TSR") relative to other companies that were in the FTSE 100 at the beginning of each three-year performance period. This performance measure was chosen when the RSP was introduced as it reflected a combination of market practice, an assessment of Prudential's main competitors and the focus of UK investors at that time.

        For any awards under the RSP to vest, the Remuneration Committee must be satisfied with the Company's underlying financial performance over the three-year performance period. At the end of each performance period, executive directors may be granted a right to receive shares at no cost to the individual, dependent on the Company's performance. For RSP awards prior to 2004, no rights are granted if the Company's TSR performance as ranked against the comparator group is at the 60th percentile or below. The maximum grant is made only if the TSR ranking of the Company is 20th percentile or above. Between these points, the size of the grant made is calculated on a straight line sliding scale. In normal circumstances, directors may take up their right to receive shares at any time during the following seven years.

        In 2003, for Jonathan Bloomer, the conditional RSP award was equivalent to 200 per cent of his basic salary at the time the award was granted. For Philip Broadley, Clark Manning and Mark Wood, the awards were equivalent to 160 per cent of basic salary. For Michael McLintock the award was equivalent to 80 per cent of basic salary. The award made to Mark Tucker lapsed on his resignation from the Board since Prudential's performance at the time of leaving did not meet the threshold performance required for a release of shares to be made. Mark Tucker's other outstanding RSP awards similarly lapsed.

Regional and sector focus

        In order to grow the value of Prudential for shareholders, the Board needs to focus on growing each area of business. Each executive director that runs a business area participates in two long-term incentive plans. To reflect Group responsibilities awards are made under the RSP described above, and awards are also made under the business specific long-term incentive plans described below, reflecting those responsibilities. In all cases the performance period for 2003 awards runs from the beginning of 2003 to the end of 2005.

  Clark Manning

        To reflect his role as Chief Executive of Jackson National Life, Clark Manning participates in a cash-based long-term plan that rewards the growth in appraisal value of Jackson National Life over the three-year performance period after which any award payout is made. The payout equals the initial award value multiplied by a factor equalling the Prudential plc share price at the end of the performance period divided by the price at the beginning. In order for any award to be paid under the 2003 plan the appraisal value growth of Jackson National Life must be greater than eight per cent per annum compound over the performance period. At this level of performance the initial award value is $864,240. If the on-target performance level is achieved, for which a growth rate of 11.5 per cent per annum compound is required, the initial award value is $1,728,480. The initial award value increases to a maximum payout of 150 per cent of the on-target level if a growth rate of 17.5 per cent per annum compound or more is achieved. For payouts for performance between these points a sliding scale applies.

  Michael McLintock

        To reflect his role as Chief Executive of M&G, Michael McLintock participates in the M&G Chief Executive Long-term Incentive Plan that provides a cash reward through phantom M&G share awards and phantom M&G share options. The change in the phantom share price equals the change in M&G profit, modified up or down by the investment performance of M&G, over the relevant period. The phantom share awards have a performance period of three years and the award vests at the end of the performance period. For 2003 the face value of the award was £225,000. Provided the phantom share options have value, they may be exercised in part or in full during annual exercise periods after three to seven years from the start of the performance period. For 2003 the phantom option award has a face value of £367,800.

  Mark Wood

        To reflect his role as Chief Executive of UK & Europe, Mark Wood participates in a cash-based long-term plan that rewards the growth in appraisal value of Prudential UK & Europe over the three-year performance period. Awards are made following the end of the performance period. No award may be made under the 2003 plan unless the growth in appraisal value of the UK & Europe business, as measured under the plan, is greater than eight per cent per annum compound over the performance period. At this level of performance a payment of 50 per cent of basic salary is made. The on-target payout, for which a growth rate of 11.5 per cent per annum compound is required, is 75 per cent of basic salary. If a growth rate of 17.5 per cent per annum compound or more is achieved, a maximum of 100 per cent of basic salary is paid. For payouts for performance between these points a sliding scale applies.

2004 Restricted Share Plan

        For 2004, the Board, on the recommendation of the Remuneration Committee, has maintained the remuneration policy that was applied in 2003 as described above except for a change in the Restricted Share Plan. Until 2004 the plan provided payouts at the end of the respective performance periods when Prudential's performance was above 60th percentile. The Remuneration Committee has reviewed this and has removed any potential payout for performance below median for any RSP awards in 2004. In all other respects the RSP remains the same as in previous years. In 2004 it is intended that the executive directors receive a grant under the RSP of conditional awards of shares in the Company which will be held in trust for three years. At the end of the three-year performance period, a right to receive shares at no cost to the individual may be granted, dependent on the Company's performance. No rights will be granted if the Company's TSR performance as ranked against the comparator group is below 50th percentile. For performance at 50th percentile, an award of 25 per cent of the maximum award is made. The maximum grant will be made only if the TSR ranking of the Company is 20th percentile or above. Between these points, the size of the grant made will be calculated on a straight line sliding scale. In normal circumstances, directors may take up their right to receive shares at any time during the following seven years.

        In 2004, it is intended that the same award levels as in 2003 will be made to Jonathan Bloomer, Philip Broadley, Clark Manning, Michael McLintock and Mark Wood.

  Mark Norbom

        It is intended that an award under the 2004 Restricted Share Plan of 160 per cent of his basic salary will be made to Mark Norbom. To reflect his role as Chief Executive of Asia, Mark Norbom also participates in the 2004 Asian Long-term Incentive Plan which is a cash-based plan that rewards the growth in value of our major Asian businesses over the three-year performance period. Any award is made following the end of the performance period. No payment under the 2004 plan is made unless the growth of the Asian business, as measured under the plan, is greater than a growth rate of 15 per cent per annum compound over the performance period. At this level of performance 50 per cent of basic salary may be paid under the plan. The on-target payout that may be made, for which a growth rate of 35 per cent per annum compound is required, is a payment of 100 per cent of basic salary. If a growth rate of 50 per cent per annum compound or more is achieved, a maximum payment of 150 per cent of basic salary is made. For payouts for performance between these points a sliding scale applies.

        In order to secure the appointment of Mark Norbom, it was necessary to compensate him for the loss of substantial amounts of long-term remuneration from his previous company which included restricted stock, stock options, deferred compensation and his accrued supplemental pension. He will have rights to Prudential plc shares, a substantial portion of which will vest on his 55th birthday in 2013. The rest of the shares will vest in tranches on the first, second, third, fourth and fifth anniversary of his joining Prudential. This vesting schedule is set out below:

	Jan 1, 2005	Jan 1, 2006	Jan 1, 2007	Jan 1, 2008	Jan 1, 2009	Feb 20, 2013
Number of Prudential shares	14,622	14,622	85,173	30,118	14,622	395,417

        The equivalent of dividend distributions will be made from these awards during the restricted period.

        Vestings are conditional on Mark Norbom being employed by Prudential at the date of vesting (other than the compensation for the loss of supplemental pension rights from his previous employer, which vests on his leaving Prudential providing it is after February 20, 2013) unless there are exceptional circumstances or there is a change of control of Prudential or an internal reorganization or a sale of all or a substantial part of the Asian business, which leads to his termination or material reduction in duties or responsibilities. In the case of a change of control he will be entitled to retain any unvested awards of Prudential restricted shares and each of these awards will continue to vest in accordance with its applicable vesting schedule or at such earlier time or times as the Remuneration Committee may in its discretion decide.

        He was also compensated for the loss of a portion of his 2003 bonus award and his 2003 long-term incentive award from his previous employer with a total cash sum of £152,410.

Awards Under the RSP

        Details of conditional awards that have been made under the Restricted Share Plan are shown below. These shares are held in trust and represent the conditional awards out of which rights may be granted, at the end of the relevant performance period, dependent on the performance conditions. See "—Senior Executives Long-Term Incentive Plans—2003 Restricted Share Plan and 2004 Restricted Share Plan."

        In respect of awards made in 2000 under the Restricted Share Plan, the Company's TSR was ranked 62nd out of the 88 relevant comparator companies remaining in the FTSE 100 (i.e., the 70th percentile) for the three year performance period ended on December 31, 2002. As Prudential's position was lower than 60th percentile, the 2000 awards lapsed and rights were not granted over any of the shares conditionally awarded to executive directors.

        In respect of awards made in 2001 under the Restricted Share Plan, the Company's TSR was ranked 66th out of the 95 relevant comparator companies remaining in the FTSE 100 (i.e., the 69th percentile) for the three year performance period ended on December 31, 2003. As Prudential's position was lower than 60th percentile, the 2001 awards lapsed and rights will not be granted over any of the shares conditionally awarded to executive directors.

        The awards made in respect of 2002 and 2003 under the Restricted Share Plan run to December 31, 2004 and December 31, 2005 respectively and any grants under these plans will be based on the TSR ranking determined at the end of each of those performance periods. Performance under these plans was ranked respectively at percentile positions 81st and 66th on the basis of TSR performance at December 31, 2003.

        In determining the conditional awards to be made for 2003 the shares were valued at their average share price during the preceding calendar year, and the price used to determine the number of shares conditionally awarded in 2003 was 570.3 pence (2002—818.7 pence).

        The table below shows the outstanding awards made under the Restricted Share Plan:

	Conditional share awards outstanding at January 1, 2003		Conditional award in 2003	Rights (options) granted upon vesting in 2003	Market value of rights granted in 2003 (In £ Thousands)	Conditional share awards outstanding at December 31, 2003		Date of end of performance period (December 31)
Jonathan Bloomer	63,470 135,301 177,110	(1)	266,527			— 135,301 177,110 266,527	(1)	2002 2003 2004 2005

Subtotal	375,881		266,527	Nil	—	578,938

Philip Broadley	18,806 57,401 85,990	(1)	127,653			— 57,401 85,990 127,653	(1)	2002 2003 2004 2005

Subtotal	162,197		127,653	Nil	—	271,044

Clark Manning	107,086		141,874			107,086 141,874		2004 2005

Subtotal	107,086		141,874	Nil	—	248,960

Michael McLintock	13,019 25,420 30,292	(1)	43,486			— 25,420 30,292 43,486	(1)	2002 2003 2004 2005

Subtotal	68,731		43,486	Nil	—	99,198

Mark Tucker	31,247 65,601 78,173	(1)	131,861			— — — —	(1) (2) (2) (2)	2002 2003 2004 2005

Subtotal	175,021		131,861	Nil	—	—

Mark Wood	87,944		131,861			87,944 131,861		2004 2005

Subtotal	87,944		131,861	Nil	—	219,805

Other executive officers as a group(3)	—		—	—	—	—

Subtotal	—		—	Nil	—	—

TOTAL	976,860		843,262	Nil	—	1,417,945

(1)
Conditional awards lapsed.
(2)
Mark Tucker's conditional RSP awards made in 2001, 2002 and 2003 lapsed as Prudential's performance against comparator companies at the time of his leaving was below 60th percentile in each case.
(3)
Consists of Paul Gratton and Michael Harris.

        Rights granted under the RSP upon vesting prior to December 31, 2001 and not yet exercised are shown in the following table:

	RSP rights outstanding at January 1, 2003	RSP rights outstanding at December 31, 2003	Exercise price (pence)	Price paid for award	Market price at December 31, 2003 (pence)	Earliest exercise date	Latest exercise date
Jonathan Bloomer	56,859 38,581 8,170	56,859 38,581 8,170	— — —	Nil Nil Nil	472.25 472.25 472.25	March 17, 2000 April 2, 2001 March 15, 2002	March 17, 2007 April 2, 2008 March 15, 2009

	103,610	103,610

Other Long-term Incentive Plans

        Details of cash awards under other long-term incentive plans are set out below.

  Clark Manning

        Prior to 2002, Clark Manning participated in the JNL cash long-term incentive plan that provided phantom share awards and phantom options. His 1999 and 2000 cash long-term incentive plans had four-year performance periods ending December 31, 2002 and December 31, 2003 respectively. The payouts in both cases depended on Jackson National Life's US GAAP net income in the final year. For the 1999 award the results led to no payments while the 2000 award led to a payment from only the phantom stock award of £107,639.

  Michael McLintock

        Michael McLintock's 2000 and 2001 cash long-term incentive plans had a three-year performance period and the same performance conditions described in the "—Senior Executives' Long-term Incentive Plans" above. For the 2000 award, the phantom share price at the beginning of the performance period was £1 and as a result of M&G's profit growth and fund performance of M&G over the three years, the phantom share price at the end was £1.36. This resulted in a payment from the phantom share award of £306,000 and a phantom option award of 367,800 units, of which he exercised 183,900 valued at £66,204. For the 2001 award, the phantom share price at the beginning of the performance period was £1 and as a result of M&G's profit growth and fund performance of M&G over the three years, the phantom share price at the end was £1.20. This resulted in a payment from the phantom share award of £270,000.

  Mark Tucker

        Mark Tucker's 2000 and 2001 cash long-term incentive plans had the same performance conditions as described in the "—Senior Executives' Long-Term Incentive Plans" for Mark Norbom above. Under the 2000 plan the compound growth rate of the Asia operations was 54.3 per cent per annum and a maximum payment of £540,000 was paid in 2003 in respect of the award. In respect of the 2001 plan the compound growth rate of the Asia operations at the end of 2003 was 37.7 per cent per annum. The award will be prorated for Mark Tucker's service to June 30, 2003 during the performance period and was subject to Mark Tucker satisfying certain non-competition and non-solicitation conditions. The payment of £363,267 is expected to be made on or around June 30, 2004. On leaving, Mark Tucker's 2002 and 2003 awards lapsed.

  Mark Wood

        Mark Wood's 2001 long-term cash incentive plans had the same performance conditions as described in "—Senior Executives' Long-Term Incentive Plans". The compound growth rate of the UK appraisal value was below the threshold for a payment to be made in respect of the award.

Name	Face value of conditional awards outstanding at January 1, 2003	Conditionally awarded in 2003	Payments made in 2003	Face value of conditional awards outstanding at December 31, 2003	Date of end of performance period (December 31)
	(In £ Thousands)
Clark Manning(1)
Phantom JNL options	245		Nil	—	2002
Phantom JNL shares	122		Nil	—	2002
Phantom JNL options	489			489	2003
Phantom JNL shares	245			245	2003
Phantom JNL options	734			734	2004
Phantom JNL shares	367			367	2004
Business cash LTIP	1,586			1,586	2004
Business cash LTIP		1,586		1,586	2005
Michael McLintock
Phantom M&G options	368		66	184	2002
Phantom M&G shares	225		306	—	2002
Phantom M&G options	368			368	2003
Phantom M&G shares	225			225	2003
Phantom M&G options	368			368	2004
Phantom M&G shares	225			225	2004
Phantom M&G options		368		368	2005
Phantom M&G shares		225		225	2005
Mark Tucker
Business cash LTIP	540		540	—	2002
Business cash LTIP	600			—(2)	2003
Business cash LTIP	600			—(3)	2004
Business cash LTIP		705		—(3)	2005
Mark Wood
Business cash LTIP	450			450	2003
Business cash LTIP	450			450	2004
Business cash LTIP		470		470	2005

Total cash payments made in 2003			912

(1)
The face values of the awards for Clark Manning are converted at the average exchange rate for 2003 ($1.6351 = £1).
(2)
Mark Tucker's award under his 2001 business cash long term incentive plan ("LTIP") was prorated for his service during the performance period up to June 30, 2003 and is subject to his satisfying certain non-competition and non-solicitation conditions. It is expected to be paid to him on or around June 30, 2004.
(3)
Mark Tucker's business cash LTIPs awarded in 2002 and 2003 lapsed.

Other Share Awards

        Under the Company's previous short-term deferred bonus plan, known as the Share Participation Plan ("SPP") there are deferred share awards held in trust for five years, which are shown in the table below.

        The table below also includes the share awards that have been deferred from annual incentive plan payouts. The number of shares is calculated using the average share price over the three business days commencing on the day of the announcement of the Group's annual financial results for the relevant year. For the 2002 awards the average share price was 336 pence.

        In order to secure the appointment of Mark Wood, on joining Prudential he was allocated Prudential plc share awards for no consideration which have now been released to him.

	Shares awarded						Shares released in 2003
	Conditional share awards outstanding at January 1, 2003	Conditionally awarded in 2003	Scrip dividends accumulated	Shares released in 2003	Conditional share awards outstanding at December 31, 2003	Date of end of restricted period	Shares released in 2003	Date of release	Market price at original date of award (pence)	Market price at date of vesting (pence)
Jonathan Bloomer
SPP awards	5,935 6,409			5,935	6,409	April 21, 2003 May 4, 2004	5,935	April 24, 2003	862	366
Mark Tucker
Deferred 2001 annual incentive award	19,096		1,057		20,153	June 30, 2004(1)
Deferred 2002 annual incentive award	—	57,868	3,171	—	61,039	June 30, 2004(1)
Mark Wood
Awards on appointment	15,080 31,672			15,080 31,672	— —	July 31, 2003 December 31, 2003	15,080 31,672	July 31, 2003 December 31, 2003	861 861	427.75 472.25
Deferred 2001 annual incentive award	6,321		349		6,670	December 31, 2004

(1)
Subject to Mark Tucker satisfying certain non-competition and non-solicitation conditions, his deferred awards under 2001 and 2002 annual incentive plans are expected to be released to him on or around June 30, 2004.

Senior Executives' Pensions

        It is the Company's policy to offer executive directors the facility to save for retirement through efficient pension vehicles. Changes introduced by the UK Government in 1989 restrict the pension provision which can be made under Inland Revenue approved pension schemes for new entrants after May 31, 1989 to benefits on annual basic salary up to a threshold known as the earnings cap. The earnings cap for the 2003/2004 tax year is £99,000 per annum. For this reason UK executive directors employed since 1989 are offered a combination of Inland Revenue approved pension schemes and supplementary provision. The Government's changes to these regulations will take effect from April 2006. The Company will consider any necessary changes to its policy and the provision of benefits once the details of these changes are confirmed.

UK Inland Revenue approved pension schemes

        Executive directors employed in the UK are eligible for one of two Inland Revenue approved pension schemes on the same basis as other employees who joined at that time.

        The Prudential Staff Pension Scheme (PSPS)—DB Section is a non-contributory defined benefit arrangement, which provides a pension of 1/60th of Final Pensionable Earnings for each year of service on retirement at age 60 with an option to commute pension for a tax free cash sum. This section also provides on death in service, a lump sum of four times pensionable salary, a spouse's pension of the greater of 25 per cent of pensionable salary or 54 per cent of prospective pension at age 60, and children's pensions of the greater of 8.33 per cent of pensionable salary or 18 per cent of prospective pension at age 60 in accordance with the scheme rules. On death in retirement, a spouse's pension of 50 per cent of the pension available at retirement before commutation is payable and a lump sum is also payable if death occurs in the first five years of retirement. Some of the pension payable is guaranteed to increase in line with the Retail Prices Index capped at five per cent. In recent years all pensions in payment have been increased fully in line with the Retail Prices Index. No employees with employment offers after June 30, 2003 are eligible for membership of the defined benefit section of the scheme.

        Mark Tucker, having commenced employment in the UK before 1989, was eligible for benefits from PSPS on all basic salary. Philip Broadley and Mark Wood are eligible for benefits from PSPS on basic salary up to the earnings cap. Jonathan Bloomer only receives a lump sum death benefit of four times basic salary up to the earnings cap from PSPS.

        The M&G Group Pension Scheme (MGGPS) is a contributory defined benefit scheme that provides a target pension of 2/3rds of Final Pensionable Earnings on retirement at age 60 for an employee with 30 years or more potential service. The MGGPS also has an option to commute pension for a tax free cash sum. The scheme provides on death in service a lump sum of four times pensionable salary and a spouse's pension of 50 per cent of prospective pension at 60. On death in retirement, a spouse's pension of 50 per cent of the pension available at retirement before commutation is payable and a lump sum is also payable if death occurs in the first five years of retirement. Some of the pension payable is guaranteed to increase in line with the Retail Prices Index capped at five per cent. In recent years all pensions have been increased fully in line with the Retail Prices Index. Members currently contribute 4 per cent of basic salary towards the cost of the benefits but prior to January 1, 2004 contributed 2.4 per cent of basic salary. No employees with employment offers after June 30, 2003 are eligible for membership of this scheme.

        Michael McLintock is eligible for benefits under MGGPS on basic salary up to the earnings cap.

US Directors

        Clark Manning participates in the JNL Defined Contribution Retirement Plan which is a US tax qualified defined contribution plan (a 401(k) plan) under which the total company contribution for 2003 was £13,455.

Supplementary Arrangements

        Sir David Clementi is provided with a salary supplement, part of which is a contribution to a personal pension, and life assurance provision of four times his annual fees under the Prudential Supplementary Life Assurance Scheme. The premiums paid by the Company to this scheme are a taxable benefit.

        Jonathan Bloomer, Philip Broadley, Michael McLintock and Mark Wood are entitled to taxable salary supplements calculated on a formula based on their basic salary not covered for pension benefits under a UK Inland Revenue approved scheme. These directors may elect to have this salary supplement paid directly to them or to a Funded Unapproved Retirement Benefit Scheme (FURBS) established in their name. In either case it is a taxable emolument. In addition, these directors are eligible for death benefits broadly equivalent to the PSPS death benefits (both the lump sum and the capitalized value of spouse's and children's pensions) on that part of their basic salary not covered by the Inland Revenue approved scheme under the Prudential Supplementary Life Assurance Scheme. The premiums paid by the Company to this scheme are a taxable benefit.

        Clark Manning is provided with life assurance coverage of two times basic salary.

        Mark Norbom, who joined the Board on January 1, 2004, is provided with a salary supplement for pension purposes, and life assurance provision of four times his basic salary under the Prudential Supplementary Life Assurance Scheme. The premiums paid by the Company to this scheme are a taxable benefit.

        Details of directors' pension entitlements under Inland Revenue approved defined benefit schemes and the pre-tax amount of any salary supplements and contributions to FURBS or other pension arrangements paid by the Company are set out below:

				Additional pension earned during year ended December 31, 2003
				Ignoring inflation on pension earned to Dec 31, 2002	Allowing for inflation on pension earned to Dec 31, 2002	Transfer value of accrued benefit at December 31,(1)		Amount of (B-A) less contributions made by directors during 2003	Pre-tax salary supplements and contributions to FURBS or other pension arrangements(2)
		Years of pensionable service at December 31, 2003	Accrued benefit At December 31, 2003
	Age at December 31, 2003					2003 B	2002 A
	(In £ Thousands)
Sir David Clementi	54	—	—	—	—	—	—	—	116
Jonathan Bloomer	49	—	—	—	—	—	—	—	244
Philip Broadley	42	3	6	2	2	45	28	17	109
Clark Manning	45	—	—	—	—	—	—	—	15
Michael McLintock	42	11	25	3	2	163	124	31	71
Mark Tucker	46	17	150	17	14	1,430	1,027	403	—
Mark Wood	50	2	4	2	2	43	22	21	148

(1)
The transfer value equivalent has been calculated in accordance with Actuarial Guidance Note GN11.
(2)
As described under "Supplementary Arrangements" above.

        No enhancements to the retirement benefits paid to or receivable by directors or former directors other than the discretionary pension increases awarded to all pensioners have been made during the year.

        Total contributions in 2003 to directors' pension arrangements were £905,000 (compared to £760,000 in 2002) of which £320,000 (2002: £271,000) related to money purchase schemes.

        Other executive officers are members of appropriate local pension arrangements, contributions to which have been included in "—Compensation" above.

Share Ownership

Directors' Shareholdings

        All executive and non-executive directors are required to hold 2,500 shares in Prudential. These shares must be acquired within two months of appointment to the Board if the director does not own at least that number upon appointment. Non-executive directors have also agreed to use a proportion of their fees to purchase additional shares in Prudential on a quarterly basis. Both the qualification shares and shares acquired by the non-executive directors on a quarterly basis must be held while the directors remain in office.

        The interests of directors in shares of Prudential are shown below. These interests include shares awarded under the Share Participation Plan, the deferred annual incentive awards, and the awards made to Mark Wood on appointment. See "—Other Share Awards" above. In addition, interests include rights granted to Jonathan Bloomer under the 1997, 1998 and 1999 Restricted Share Plan where he has yet to exercise his right to receive shares. Awards that remain conditional under the Restricted Share Plan are excluded.

        The interests of directors in office at March 31, 2004 in shares of the Company are shown below. All interests are beneficial except 646 shares in respect of Bridget Macaskill and 6,175 shares in respect of Sandy Stewart.

Name(1)	Holding as of March 31, 2004	Percentage of Ordinary Shares
Bart Becht	17,473	0.0009
Jonathan Bloomer(2)	371,193	0.0185
Philip Broadley	13,591	0.0007
Sir David Clementi	10,742	0.0005
Bridget Macaskill	6,791	0.0003
Clark Manning	23,306	0.0012
Michael McLintock	47,732	0.0024
Roberto Mendoza	106,186	0.0053
Mark Norbom(3)	2,500	0.0001
Kathleen O'Donovan	5,069	0.0003
Rob Rowley	32,304	0.0016
Sandy Stewart	19,285	0.0010
Mark Wood	126,520	0.0063

(1)
Information has not been provided on Sir David Barnes, Mark Tucker and Ann Burdus because they were not directors of Prudential at March 31, 2004 and Prudential does not maintain any information on their shareholdings. No information has been provided on James Ross as he was not a director of Prudential at March 31, 2004.
(2)
Jonathan Bloomer's interest in shares includes 100 ADRs (representing 200 shares).
(3)
Mark Norbom's interest in shares comprised 1,250 ADRs (representing 2,500 shares).

        Prudential is not owned or controlled directly or indirectly by another corporation or by any government or by any other natural or legal person severally or jointly and Prudential does not know of any arrangements that might result in a change in Prudential's control.

        In addition, Prudential's directors and other executive officers held, as at March 31, 2004, options to purchase 435,775 shares, all of which were issued pursuant to Prudential's Executive Share Option Scheme or Prudential's Savings-Related Share Option Scheme. These options and plans are described in more detail below under "—Options to Purchase Securities from Prudential" in this section. Neither Paul Gratton nor Michael Harris holds more than 1% of Prudential shares

Outstanding Options of Directors and Other Executive Officers

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

Name(1)	Options outstanding at March 31, 2004	Exercise price (pence)(2)	Earliest exercise date	Latest exercise date
Jonathan Bloomer	196,750 226,750 2,247	315 315 751	April 26, 1998 April 26, 2000 June 1, 2005	April 26, 2005 April 26, 2005 November 30, 2005

Subtotal	425,747
Philip Broadley	1,327	730	December 1, 2003	May 31, 2004
Michael McLintock	5,866	280	June 1, 2008	November 30, 2008
Mark Wood	2,835	648	December 1,2008	May 31, 2009
Other executive officers as a group(3)	—

TOTAL	435,775

(1)
None of Sir David Barnes, Ann Burdus, Bart Becht, Sir David Clementi, Bridget Macaskill, Clark Manning, Roberto Mendoza, Kathleen O'Donovan, Rob Rowley or Sandy Stewart holds options to purchase Prudential shares.
(2)
The market price of shares at March 31, 2004 was 447.5 pence. The highest and lowest share prices during 2003 were 487 pence and 281 pence respectively.
(3)
Consists of Paul Gratton and Michael Harris

        Prudential's register of directors' interests, which is open to inspection, contains full details of the directors' shareholdings and options to subscribe for shares.

Options to Purchase Securities from Prudential

        As of March 31, 2004, 14,528,452 options were outstanding, which Prudential issued under the Executive Share Option Scheme and the Savings-Related Share Option Schemes. As of March 31, 2004, directors and other executive officers held 435,775 of such outstanding options. Except as described above in "—Outstanding Options of Directors and Other Executive Officers", each option represents the right of the bearer to subscribe for one share at a particular pre-determined exercise price at a pre-set exercise date.

        As of March 31, 2004, 6,409 shares were outstanding under the Share Participation Plan. All outstanding shares are held by directors are included in the shares set forth under "—Directors' Shareholdings" in this section above.

        As of March 31, 2004, 4,702 shares were outstanding under the Managers' Share Plan, none of which was held by directors or other executive officers.

        As of March 31, 2004, 147,552 options were outstanding under the Restricted Share Plan. Such outstanding options held by directors or other executive officers are included in the shares set forth under "—Senior Executives' Long-term Incentive Plans" in this section above.

        As of March 31, 2004, 14,473 options were outstanding under the Professional Reward Scheme, none of which was held by directors or other executive officers. The Professional Reward Scheme is a scheme open only to the UK company salesforce staff and is not open to directors and other executive officers.

        As of March 31, 2004, 119,298 shares were outstanding under other awards.

        The aggregate proceeds that would arise if all outstanding options under the Executive Share Option Scheme and the Savings-Related Share Option Schemes were exercised is £49 million. The latest expiration dates for exercise or release of the securities underlying the options or awards and the number of options or shares are set out in the table below.

Year of Expiration	Shares Outstanding Under Share Participation Plan	Shares Outstanding Under Managers' Share Plan	Options Outstanding Under Restricted Share Plan	Shares and Options Outstanding Under Professional Reward Scheme	Options Outstanding Under Executive Share Option Scheme and Savings-Related Share Option Scheme	Shares Outstanding Under Other Awards	Total
				(In Millions)
2004	0.006	0.005	—	0.014	0.989	0.091	1.105
2005	—	—	—	—	2.425	0.018	2.443
2006	—	—	—	—	6.076	0.003	6.079
2007	—	—	0.073	—	0.769	0.007	0.849
2008	—	—	0.060	—	3.385	—	3.445
2009	—	—	0.015	—	0.127	—	0.142
2010	—	—	—	—	0.757	—	0.757

Total	0.006	0.005	0.148	0.014	14.528	0.119	14.820

Board Practices

        Non-executive directors of Prudential are appointed initially for a three-year term. The appointment is then reviewed towards the end of this period against performance and the requirements of the Company's business. All directors are required to submit themselves for re-election at regular intervals and at least every three years, and at the Annual General Meeting following their attaining the age of 70.

        The Board has established a number of standing committees of non-executive directors.

Audit Committee

        Rob Rowley is Chairman of, and Kathleen O'Donovan and James Ross are members of the Audit Committee. Kathleen O'Donovan joined Prudential and the Audit Committee with effect from the conclusion of the Annual General Meeting ("AGM") on May 8, 2003. Bart Becht resigned from the Audit Committee with effect from the conclusion of the AGM on May 8, 2003. Ann Burdus resigned from Prudential and the Audit Committee on December 31, 2003. Sandy Stewart retired from Prudential and the Audit Committee and James Ross joined Prudential and the Audit Committee with effect from the conclusion of the Annual General Meeting on May 6, 2004.

        The Audit Committee normally meets six times a year and assists the Board in meeting its responsibilities under the Combined Code on Corporate Governance annexed to the UK Listing Rules by the Financial Services Authority (referred to as the Combined Code) for an effective system of financial reporting, internal control and risk management. It provides a direct channel of communication between the external and internal auditors and the Board, and assists the Board in assessing that the external audit is conducted in a thorough, objective and cost-effective manner. It also reviews the internal audit annual work plan.

        The terms of reference of the Audit Committee include reviewing with the management of the Company and the external auditors the performance of the external auditors and the extent of non-audit services; and the value for money obtained from auditors' fees for both statutory audit work and non-audit work. The terms of reference were amended in February 2003 to ensure they comply with the provisions of the Sarbanes-Oxley Act of 2002, which affect foreign private issuers with a dual listing in the US, and the proposed guidance in Sir Robert Smith's report "Audit Committees—Combined Code Guidance" (The Smith Guidance), published in January 2003 and incorporated into the revised Combined Code issued in the UK in July 2003.

        For the purposes of compliance with the Sarbanes-Oxley Act, the Board has determined that Rob Rowley qualifies as an "Audit Committee Financial Expert" within the meaning of Item 16A of Form-20F. See Item 16A "—Audit Committee Financial Expert". All members of the Audit Committee are independent of the management.

        The Audit Committee monitors regularly the non-audit services being provided to the Group by its external auditors, and has developed a formal Auditor Independence Policy to check this does not impair their independence or objectivity, and that the Group maintains a sufficient choice of appropriately qualified audit firms.

        The policy sets out four key principles which underpin the provision of non-audit services by the external auditors: the auditor should not audit its own firm's work, make management decisions for the Group, have a mutuality of financial interest with the Group, or be put in the role of advocate for the Group. These principles are consistent with the Sarbanes-Oxley Act and with the Smith Guidance on audit committees.

        The Audit Committee reviews all services being provided by the external auditors quarterly to ensure the independence and objectivity of the external auditors, taking into consideration relevant professional and regulatory requirements, so that these are not impaired by the provision of permissible non-audit services. The Audit Committee assesses the qualification, expertise and resources, effectiveness and independence of the external auditors annually. At the end of each annual audit cycle, the Audit Committee assesses the effectiveness of the audit process.

        Depending on the outcome of these assessments, and at least once every five years, the Audit Committee undertakes a formal review to assess whether the external audit should be re-tendered. The external audit was last put out to competitive tender in 1999 when the present auditors were appointed. The audit fee paid in 2003 has been set having regard to the Smith Guidance that the audit fee should of itself provide an appropriate return to the auditors.

        The Audit Committee reviews the Group's statement on internal control systems prior to endorsement by the Board, and reviews the policies and process for identifying, assessing and managing business risks. The Committee also receives the minutes of the Disclosure Committee and the Group Risk Committee established in January and February 2003 respectively and monitors their activities.

        The Audit Committee reviews the interim and annual financial statements before their submission to the Board, paying particular attention to: critical accounting policies and practices and any changes in them; decisions requiring a major element of judgement; unusual transactions; clarity of disclosures; significant audit adjustments; going concern assumption; compliance with accounting standards; and compliance with obligations under the Combined Code and other applicable laws and regulations. The Committee is regularly briefed on the development of accounting standards, and during the year has reviewed the status of the Group project to implement International Financial Reporting Standards.

        The Audit Committee reviews the internal audit program and ensures that the internal audit function is adequately resourced and has appropriate standing within the Group. The Committee reviews the effectiveness of the Group's internal auditors annually, and reports to the Board.

        The Audit Committee reviews the Group's procedures for handling allegations from whistleblowers. At each meeting, it receives and reviews a report on the number of calls to the confidential reporting line or other confidential communications received and investigated since the last meeting, and actions taken in response to these calls.

        The Chairman, the Group Chief Executive, the Group Finance Director and other members of the senior management team, together with the external auditors, are invited to attend meetings of the Committee except when the Committee wishes to meet alone. The Committee also meets solely with both external and internal auditors at least once a year.

        The minutes of Audit Committee meetings are circulated to the Board after each meeting and the Audit Committee Chairman draws the attention of the Board to any matters of particular significance.

Remuneration Committee

        Roberto Mendoza is Chairman of, and Bart Becht, Rob Rowley and James Ross are members of the Remuneration Committee. In addition, Kathleen O'Donovan and Bridget Macaskill joined Prudential and the Remuneration Committee with effect from May 8, 2003 (at the conclusion of the AGM) and September 1, 2003 respectively. Sir David Barnes and Ann Burdus resigned from Prudential and as members of the Remuneration Committee with effect from May 8, 2003 (at the conclusion of the AGM) and December 31, 2003 respectively. Sandy Stewart retired from Prudential and the Remuneration Committee and James Ross joined Prudential and the Remuneration Committee with effect from the conclusion of the Annual General Meeting on May 6, 2004.

        The Remuneration Committee comprises exclusively of independent non-executive directors of the Company. While the Chairman and Group Chief Executive are not members, they attend meetings unless they have a conflict of interest.

        The Remuneration Committee normally has scheduled meetings at least four times a year and a number of ad hoc meetings, as required, to review remuneration policy and to determine the remuneration packages of the Chairman and the Executive Directors. During 2003 a total of seven meetings were held. Except in relation to the remuneration of the Group Chief Executive, when only the Chairman is consulted, the Remuneration Committee consults the Chairman and the Group Chief Executive about its proposals relating to the remuneration of all Executive Directors. The Committee has access to professional advice inside and outside Prudential.

Nomination Committee

        Sir David Clementi is Chairman of, and Rob Rowley, Jonathan Bloomer, Bridget Macaskill and Kathleen O'Donovan are members of the Nomination Committee. Jonathan Bloomer, Bridget Macaskill and Kathleen O'Donovan joined the Nomination Committee on November 6, 2003, March 18, 2004 and May 6, 2004 respectively. Sir David Barnes, Ann Burdus and Sandy Stewart resigned from Prudential and as members of the Nomination Committee with effect from May 8, 2003 (at the conclusion of the AGM), December 31, 2003 and May 6, 2004 (at the conclusion of the AGM) respectively.

        The Nomination Committee, which is comprised of a majority of independent non-executive directors, meets as required to consider candidates for appointment to the Board and to make recommendations to the Board in respect of those candidates. In doing so, it evaluates the balance of skills, knowledge and experience on the Board and makes recommendations regarding appointments based on merit and against objective criteria and the requirements of the Company's business. In appropriate cases, search consultants are used to identify suitable candidates.

NYSE Corporate Governance Rules compared to Prudential plc's Corporate Governance Practice

        Pursuant to NYSE rule 303A Prudential has disclosed the differences between the NYSE Corporate Governance Rules and its Corporate Governance Practice on its web site at http://www.prudential.co.uk

Employees

        The average numbers of staff employed by the Prudential group for the following periods were:

	2003	2002	2001
UK operations and Europe	11,473	12,687	15,816
US operations	2,742	2,661	2,580
Prudential Asia	6,797	5,741	4,651

Total	21,012	21,089	23,047

        As at December 31, 2003, Prudential employed 20,302 persons. Of the 20,302 employees, approximately 51% were located in the United Kingdom and Europe, 35% in Asia, 13% in the United States. In the United Kingdom as at December 31, 2003, Prudential had 1,278 employees paying union subscriptions through the payroll. As at December 31, 2003, Prudential had 44 temporary employees in the United Kingdom. Prudential did not have a significant number of temporary employees in the United States or Asia.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders and significant changes in ownership

        The Companies Act 1985 provides that a person or corporate entity that acquires an interest of 3% or more in Prudential ordinary shares is required to notify Prudential of that interest. Any subsequent increase or decrease of 1% or more must also be notified. Similarly, a notification is required once the interest falls below 3%. As at March 31, 2004 Prudential had received the following notifications:

Significant Changes in Ownership

        In March 2001, Barclays Bank plc notified Prudential that it was interested in 59,491,089 of its ordinary shares, or 3% of its share capital, and, subsequently in March 2001 that it had ceased to have a notifiable interest in Prudential. In April 2001, Aviva plc notified Prudential that it was no longer interested in 3% of its share capital while in May 2001 it notified Prudential that it was interested in 59,878,744 of its ordinary shares, or 3.02% of its share capital. In July 2001, Aviva plc notified Prudential that it was no longer interested in 3% of its share capital. In September 2001, Legal & General Investment Management Limited notified Prudential that it was interested in 59,848,328 of its ordinary shares, or 3% of its share capital. In September 2001, Barclays plc notified Prudential that it was interested in 62,985,692 of its ordinary shares, or 3.16% of its share capital, and subsequently, also in September 2001, a further notification was received from Barclays plc that it ceased to have a notifiable interest in Prudential.

        In March 2002, Barclays plc notified Prudential that it was interested in 66,887,628 of its ordinary shares, or 3.35% of its share capital, and subsequently in April 2002 that it ceased having a notifiable interest in Prudential. In June 2002, Fidelity Investments Inc. notified Prudential that it was interested in 61,663,357 of its ordinary shares, or 3.09% of its share capital. In June 2002, The Capital Group of Companies, Inc informed Prudential that it was interested in 80,105,462 of its ordinary shares, or 4% of its ordinary share capital. In September 2002, Fidelity Investments Inc. informed Prudential that it was interested in 80,155,271 of its ordinary shares, or 4.01% of its ordinary share capital.

        In March 2003, Fidelity Investments Inc. informed Prudential that it was interested in 79,303,947 of its ordinary shares, or 3.96% of its share capital and, also in March 2003, a further notification was received that it was interested in 81,877,937 of its ordinary shares or 4.09% of its ordinary share capital. In March 2003, BNP Paribas informed Prudential that it was interested in 61,494,082 of its ordinary shares, or 3.07% of its ordinary share capital, and subsequently also in March 2003, that it had ceased having a notifiable interest. In March 2003, Barclays plc informed Prudential that it was interested in 60,147,768 of its ordinary shares, or 3% of its ordinary share capital.

        In January 2004, Fidelity Investments Inc. informed Prudential that it was interested in 80,630,788 of its ordinary shares, or 4.01% of its share capital. In March 2004, Cater Allen International Limited informed Prudential it was interested in 68,165,921 of its ordinary shares, or 3.39% of its share capital. Further notifications were received from Cater Allen International Limited in March 2004 informing the Company that it was interested in 90,343,121 of its ordinary shares, or 4.50% of its ordinary share capital, and subsequently that its holding had increased to 92,263,121 ordinary shares, or 4.59% of Prudential's ordinary share capital. In March 2004 Lehman Brothers International (Europe) informed Prudential that it was interested in 102,420,602 of its ordinary shares, or 5.10% of its share capital. Further notifications were received from Lehman Brothers International (Europe) in March 2004 informing the Company that it was interested in 83,760,737 of Prudential's ordinary shares, or 4.17% of its ordinary share capital and subsequently that its interest had decreased to 66,066,824 of Prudential's ordinary shares, or 3.29% of its ordinary share capital. Subsequently in March 2004 Lehman Brothers International (Europe) informed Prudential that it had ceased to have a notifiable interest in Prudential's share capital.

        Major shareholders of Prudential have the same voting rights per share as other shareholders. See Item 10, "Additional Information—Memorandum and Articles of Association—Voting Rights".

        As of March 31, 2004, there were 121 shareholders holding Prudential shares in the United States. These shares represented 0.01% of Prudential's issued share capital. As of May 14, 2004 there were 30 registered Prudential ADR holders. These shares represented 0.00027% of Prudential's issued share capital.

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

	Prudential Ordinary Shares
			Prudential ADS Equivalent		Prudential ADS Actual
Year
	High	Low	High	Low	High	Low
	(pence)		(US Dollars)		(US Dollars)
1999	1,220	758	39.36	24.70	—	—
2000	1,186	880	38.81	28.13	32.25	24.69
2001	1,095	568	32.70	16.53	32.69	17.05
2002	824	333	23.76	10.39	24.11	10.38
2003	487	281	16.33	9.06	17.05	9.46
	Prudential Ordinary Shares		Prudential ADS Equivalent		Prudential ADS Actual
Quarter
	High	Low	High	Low	High	Low
	(pence)		(US Dollars)		(US Dollars)
2002
First quarter	824	641	23.76	18.16	24.11	18.69
Second quarter	755	550	21.85	16.79	22.20	16.46
Third quarter	601	333	18.38	10.39	18.21	10.38
Fourth quarter	539	341	16.77	10.68	16.97	10.75
2003
First quarter	461	281	14.78	9.06	14.84	9.46
Second quarter	403	316	13.07	9.95	13.46	10.14
Third quarter	480	358	15.07	11.91	15.35	12.14
Fourth quarter	487	425	16.33	14.17	17.05	14.45
2004
First quarter	533	437	20.14	16.04	20.29	16.12
	Prudential Ordinary Shares		Prudential ADS Equivalent		Prudential ADS Actual
Month
	High	Low	High	Low	High	Low
	(pence)		(US Dollars)		(US Dollars)
December 2003	474	453	16.79	15.81	17.05	15.89
January 2004	517	470	18.44	17.37	18.99	17.05
February 2004	533	479	20.14	17.41	20.29	17.66
March 2004	511	437	18.85	16.04	19.03	16.12
April 2004	471	443	17.09	15.71	17.36	15.82

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

Item 10.    Additional Information

Memorandum and Articles of Association

        Prudential plc is incorporated and registered in England and Wales, under registered number 1397169. Prudential's corporate objects are extensive, as more fully set out in clause 4 of Prudential's Memorandum of Association.

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

        In the case of an equality of votes, the chairman of the general meeting has a tie-breaking vote both on a show of hands and on a poll. Any shareholder whom is entitled to attend and vote at a general meeting may appoint one or more proxies to attend and vote at the meeting on his or her behalf.

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

Changes in Share Capital

        Increases in share capital may only take place after approval by shareholders by ordinary resolution. The class and other rights attaching to such new shares may be determined by resolution of the shareholders or may be delegated by the shareholders to the directors. Prudential's directors may issue and allot such new shares if authorized to do so by the shareholders. In addition to any increase, the following changes in share capital may only take place after approval by an ordinary resolution of the shareholders:

  •
  share consolidations,

  •
  subdivisions of shares, and

  •
  cancellations of shares that have not been taken or agreed to be taken by any person.

        Reductions in Prudential's issued share capital and share premium account must be approved by a special resolution of the shareholders and must be confirmed by an order of the court. Purchases of Prudential's own shares also require authority to be granted by a special resolution passed by shareholders.

Variation of Rights

        If the share capital is divided into different classes of shares, the rights of any class of shares may be changed or taken away only if such measure is approved by an extraordinary resolution passed at a separate meeting of the holders of that class. Two persons holding or representing by proxy at least one-third in nominal amount of the issued shares of the class must be present at such a meeting in person or by proxy to constitute a quorum. The issued share capital of Prudential is not currently divided into different classes of shares, however a resolution was passed at the Annual General Meeting on May 6, 2004 to increase the authorized share capital by the creation of a new class of 2,000,000,000 Sterling Preference Shares of £0.01 each, a new class of 2,000,000,000 Dollar Preference Shares of $0.01 each, and a new class of 2,000,000,000 Euro Preference Shares of €0.01 each in addition to the 3,000,000,000 ordinary shares of £0.05 each.

        The Board of Directors shall determine whether the preference shares are to be redeemable, the dividend rights, the rights to a return of capital or to share in the assets of the Company on a winding up or liquidation and the rights to attend and vote at general meetings of the Company prior to the date on which the preference shares are allotted. If the Board of Directors determines that the shares are to be redeemable, on redemption, the holder of a preference share shall be paid the aggregate of the nominal amount of such preference share, any premium paid by the shareholder on allotment and, if the directors so decide, a redemption premium which shall be calculated in accordance with a formula chosen by the Board of Directors from a selection set out in Prudential's articles of association. No dividend will be payable after the date of redemption of any preference share but dividends accrued at such date will be payable.

        The Board is restricted from capitalizing any amounts available for distribution in respect of any series or class of preference shares without the written consent of the holders of at least three-quarters in nominal value, or an extraordinary resolution passed at a general meeting of the holders of the class or series of preference shares if to do so would mean that the aggregate of the amounts so capitalized would be less than the multiple, if any, determined by the Board of the aggregate amount of the dividends payable in the twelve month period following the capitalisation on the series or class of preference shares and on any other preference shares in issue which rank pari passu in relation to participation in profits.

        The Board may not authorise, create or increase the amount of, any shares of any class or any security convertible into shares of any class or any security which is convertible into shares of any class ranking, in relation to the right to participate in the profits or assets in the Company, in priority to a series or class of preference shares without the consent in writing of at least three-quarters in nominal value of, or the sanction of an extraordinary resolution of the holders of such series or class of preference shares.

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

Winding-up

        Prudential is subject to the general insolvency law applicable to UK companies, which is described in Item 4, "Information on the Company—Supervision and Regulation of Prudential—UK Supervision and Regulation—Application of 2000 Act Regulatory Regime to Prudential—Regulation of Insurance Business—Winding-up Rules".

Board of Directors

        Prudential's board of directors manages Prudential's business. However, Prudential's shareholders must approve certain matters, such as changes to the share capital and the election and re-election of directors. Directors are appointed subject to Prudential's articles of association. Prudential's board of directors may fill vacancies and appoint additional directors who hold office until the next annual general meeting. The articles of association require that each director must have beneficial ownership of a given number of ordinary shares. The number of shares is determined by ordinary resolution at a general meeting and is currently 2,500. The minimum number of directors is eight and the maximum number is twenty. Prudential may vary these limits by ordinary resolution. There are currently thirteen members of Prudential's board of directors.

        At every annual general meeting, directors who have been in office for three years and have not sought re-election during that time are required to retire by rotation and are eligible for re-election. Shareholders may remove any director before the end of his or her term of office by ordinary resolution and may appoint another person in his or her place by ordinary resolution.

        In addition, the executive directors enter into service agreements with Prudential governing their employment relationship. The normal termination notice period under such service agreements for executive directors is twelve months. For newly appointed executive directors, there may be an initial contractual period of up to two years before the twelve-month notice period applies. Non-executive directors do not have service agreements and are not eligible for the annual bonus, nor for membership in Prudential's Restricted Share Plan or pensions.

        The directors may exercise all the powers of Prudential to borrow money and to mortgage or charge any of its assets provided that the total amount borrowed does not, when aggregated with the total borrowing (which excludes, amongst other things, intra-group borrowings and amounts secured by policies, guarantees, bonds or contracts issued or given by Prudential or its subsidiaries in the course of its business) of all of Prudential's subsidiaries, exceed the aggregate of the share capital and consolidated reserves and of one-tenth of the insurance funds of Prudential and each of its subsidiaries as shown in the most recent audited consolidated balance sheet of the Group prepared in accordance with the Companies Act 1985.

        There is no age restriction applicable to directors in Prudential's articles of association. English company law, however, requires that if Prudential appoints or retains a director over the age of 70, special notice stating the director's age must be given for a resolution appointing or re-appointing the director. "Special notice" requires that notice of the intention to move the resolution is given to the company at least 28 days before the meeting at which the resolution is moved.

Disclosure of Interests

        Section 198 of the Companies Act 1985 provides that a person (including a company and other legal entities) that acquires an interest of 3% or more in any class of shares constituting an English public company's relevant share capital (e.g., Prudential-issued share capital carrying the right to vote in all circumstances at a general meeting of Prudential) is required to notify Prudential of its interest within two business days following the day on which it acquires that interest. After the 3% level is exceeded, similar notifications must be made in respect of increases or decreases of 1% or more. In addition a notification is required once the interest falls below 3%.

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

        Some interests (e.g., those held by certain investment fund managers) may be disregarded for the purposes of calculating the 3% threshold, but the obligations of disclosure will still apply where those interests exceed 10% of any class of the company's relevant share capital and to increases or decreases of 1% or more thereafter.

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

        In addition, under Prudential's articles of association, a shareholder may lose the right to vote his shares if he or any other person appearing to be interested in those shares fails to comply within a prescribed period of time with such a request to give the required information with respect to past or present ownership or interests in those shares, or makes a statement in response to such a request which is in the opinion of the directors false or misleading in any material manner. In the case of holders of 0.25% or more of the issued share capital of Prudential (or any class of the share capital), in addition to disenfranchisement, the sanctions that may be applied by Prudential under its articles of association include withholding the right to receive payment of dividends on the relevant shares, and restrictions on transfers of these relevant shares. In the case of holders of less than 0.25% of the issued share capital of Prudential, the sanction is disenfranchisement alone.

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

Change of Control

        There is no specific provision in Prudential's articles of association that would have an effect of delaying, deferring or preventing a change in control of Prudential and that would operate only with respect to a merger, acquisition or corporate restructuring involving Prudential, or any of its subsidiaries.

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

Exchange Controls

        Other than the requirement to obtain the consent of HM Treasury to certain corporate actions, there are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to non-UK residents or to US holders of Prudential's securities, except as otherwise set forth under "—Taxation" in this section.

Taxation

        The following is a summary, under current law, of the principal UK tax and US federal income tax considerations relating to an investment by a US taxpayer in Prudential ordinary shares or ADSs. This summary applies to you only if:

  •
  you are an individual US citizen or resident, a US corporation, or otherwise subject to US federal income tax on a net income basis in respect of the Prudential ordinary shares or ADSs;

  •
  you hold Prudential ordinary shares or ADSs as a capital asset for tax purposes; and

  •
  you are not resident or ordinarily resident in the United Kingdom for UK tax purposes, and do not hold Prudential ordinary shares or ADSs for the purposes of a trade, profession, or vocation that you carry on in the United Kingdom through a branch or agency or permanent establishment.

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

        The discussion is based on laws, treaties, judicial decisions, and regulatory interpretations in effect on the date hereof, all of which are subject to change. On March 31, 2003, representatives of the United Kingdom and United States exchanged instruments of notification for a new income tax convention (the "New Treaty"). The New Treaty has the force and effect of law in respect of withholding taxes on dividends from May 1, 2003. As discussed below, you will no longer be entitled to claim a special foreign tax credit in respect of dividends that was available under the terms of the Prior Treaty between the United States and the United Kingdom from December 31, 1975 ("the Prior Treaty"), except for a limited period of time during which you may elect to apply the entirety of the Prior Treaty in preference to the New Treaty.

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

UK Taxation of Capital Gains

        Subject to the comments in the following paragraph, a holder of Prudential ordinary shares or ADSs who, for UK tax purposes, is not resident in the United Kingdom (and in the case of an individual also not ordinarily resident in the United Kingdom) will not be liable for UK taxation on capital gains realized on the disposal of Prudential ordinary shares or ADSs unless at the time of the disposal:

  •
  the holder carries on a trade, profession or vocation in the United Kingdom through a branch or agency or permanent establishment, and

  •
  the Prudential ordinary shares or ADSs are or have been used, held, or acquired for the purposes of such trade, profession, vocation, branch or agency or permanent establishment.

        A holder of Prudential ordinary shares or ADSs who (1) is an individual who has ceased to be resident or ordinarily resident for UK tax purposes in the United Kingdom on or after March 17, 1998, (2) continues not to be resident or ordinarily resident in the United Kingdom for a period of less than five tax years and (3) disposes of their Prudential ordinary shares or ADSs during that period may also be liable, upon returning to the United Kingdom, for UK tax on capital gains, subject to any available exemption or relief, even though he or she was not resident or ordinarily resident in the United Kingdom at the time of the disposal.

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

        UK stamp duty is usually paid by the purchaser. Although stamp duty reserve tax is generally the liability of the purchaser, any such tax payable on the transfer or issue of Prudential ordinary shares to the depositary or its nominee will be payable by the depositary. In accordance with the terms of the Deposit Agreement, the depositary will recover an amount in respect of such tax from the initial holders of the ADSs.

US Federal Income Tax Treatment of Distributions on Prudential Ordinary Shares or ADSs

        If Prudential pays dividends, you must include those dividends in your income when you receive them. The dividends will be treated as foreign source income. You should determine the amount of your dividend income by converting pounds sterling into US dollars at the exchange rate in effect on the date of your (or the depositary's, in the case of ADSs) receipt of the dividend. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual before January 1, 2009 will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends received with respect to the ordinary shares or ADSs will be qualified dividends if Prudential was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"), foreign personal holding company ("FPHC") or foreign investment company ("FIC"). Based on Prudential's audited financial statements and relevant market and shareholder data, Prudential believes that it was not treated as a PFIC, FPHC, or FIC for US federal income tax purposes with respect to its 2003 taxable year. In addition, based on Prudential's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Prudential does not anticipate becoming a PFIC, FPHC, or FIC for its 2004 taxable year.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

RISK MANAGEMENT OF PRUDENTIAL

Overview

        A significant part of the Group's business involves the acceptance and management of risk. The Group's risk management model requires the primary responsibility for risk management at an operational level to rest with business unit chief executives. The second line of defence of risk comprises oversight functions reporting to the Group Chief Executive together with business unit risk functions and risk management committees. The third line of defence comprises independent assurance from Internal Audit reporting to business unit and Group audit committees.

        The Group Risk Framework, adopted in 1999, requires that all of the Group's businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The Group risk categorization model breaks risk down into risk classes, risk categories and risk components. The seven risk classes cover business environment risk, strategic risk, credit risk, regulatory compliance risk, investment risk, underwriting risk and operational risk, and are intended to encompass all risks faced by the Group. They are used by the business units and Group during risk identification, analysis, aggregation and reporting of risk.

        At the beginning of 2003 a Group Operational Risk Committee was established. The Group Operational Risk Committee is chaired by the Group Finance Director and its membership includes representatives of the business unit and Group functions who have input into the operation of the Group Risk Framework. The Group Operational Risk Committee is the senior management forum responsible for oversight of the Group Risk Framework across the business unit and Group functions, including monitoring operational risk and related policies and processes as they are applied throughout the Group. The Group Operational Risk Committee reports to the Group Chief Executive, who has overall responsibility for the risks faced by the Group. The Group Operational Risk Committee is supported in this role by the Group Risk Function and the Risk Committees and Risk Functions in each business unit. Quarterly risk reports from the business units and Group are reported to the Group Operational Risk Committee covering all risks of Group significance. Regular reports are also made to the Group and business unit Audit Committees by management, internal audit, compliance and legal functions.

        Also in 2003, a Group Asset Liability Committee (ALCO) was established, and is chaired by the Group Finance Director. Its membership includes business unit and Group management involved in the operation of the asset liability, credit and insurance risks framework. The Group Asset Liability Committee considers asset-liability mismatch, solvency, market, credit and insurance risks at Group level. The ALCO is responsible for ensuring solvency risks are well managed and controlled across the Group, through establishing risk policies and guidelines, ensuring asset-liability and other solvency risks are highlighted through regular reporting and are effectively measured and managed, and communicating the aggregate risk and capital adequacy position. The ALCO reports to the Group Chief Executive.

        As a provider of financial services, including insurance, the Group's business is the managed acceptance of risk. The system of internal control is an essential and integral part of the risk management process. As part of the annual preparation of its business plan, all of the Group's businesses and functions are required to carry out a review of risks. This involves an assessment of the impact and likelihood of key risks and of the effectiveness of the controls in place to manage them. The assessment is reviewed regularly throughout the year. In addition, business units review opportunities and risks to business objectives regularly with the Group Chief Executive and Group Finance Director.

        Businesses are required to confirm annually that they have undertaken risk management during the year as required by the Group Risk Framework and that they have reviewed the effectiveness of the system of internal control. The results of this review were reported to and reviewed by the Audit Committee, and confirmed that the processes described above and required by the Group Risk Framework were in place throughout the period covered by this report, and complied with Internal Control: Guidance on the Combined Code (the Turnbull guidance). Internal Audit undertakes a review for the Audit Committee of the operation of the risk management process throughout the Group.

        In addition, Internal Audit executes a comprehensive risk based audit plan throughout the Group, from which all significant issues are reported to the Audit Committee.

        The Group's internal control framework includes detailed procedures laid down in financial and actuarial procedure manuals. The Group prepares an annual business plan with three-year projections. Executive management and the Board receive monthly reports on the Group's actual performance against plan, together with updated forecasts.

        The Group operates a comprehensive planning process. The Board receives regular reports on the performance of the Group against plan with frequent financial projections.

        The insurance operations of the Group all prepare a financial condition report which is reported on to the Board who receive regular reports from the Group Finance Director on the financial position of the Group.

Major Risks

        Specific business environmental and operational risks are discussed under Item 3, "Key Information—Risk Factors", and Item 5 "Operating and Financial Review and Prospects—Factors Affecting Results of Operations". Risks discussed under Item 4, "Information on the Company—Business of Prudential" include "Business of Prudential—UK and Europe Business—Compliance" and "Business of Prudential—Legal Proceedings".

Financial Risks

Foreign Exchange Risk

        Prudential faces foreign exchange risk, primarily because its reporting currency is pounds sterling, whereas approximately 65% of Prudential's operating profit from continuing operations before amortization of goodwill for the year ended December 31, 2003 came from Prudential's US and Asian operations. The exposure relating to the translation of reported earnings is not separately managed although its impact is reduced by interest payments on foreign currency borrowings and by the adoption of average exchange rates for the translation of foreign currency revenues.

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

Asset/Liability Management

        Prudential manages it assets and liabilities locally, in accordance with local regulatory requirements and reflecting the differing types of liabilities Prudential has in each business. As a result of the diversity of products offered by Prudential and the different regulatory environments in which it operates, Prudential employs different methods of asset/liability management, on both an in-force and new business basis. Stochastic modeling of assets and liabilities is undertaken in JNL, UK and Asia to assess economic capital requirements for different confidence intervals and time horizons. In addition, reserve adequacy testing under a range of scenarios and dynamic solvency analysis is carried out, including under certain scenarios mandated by the US, UK and Asian regulators.

        A stochastic approach models the inter-relationship between asset and liability movements, taking into account asset correlation and policyholder behaviour, under a large number of possible scenarios. These scenarios are projected forward over a period of time, typically 25 years or longer, and the liabilities and solvency position of the fund are calculated in each scenario in each future year. This allows the identification of which extreme scenarios will have the most adverse effects and what the best estimate outcome may be. The fund's policy on management actions, including bonus and investment policy are then set in order that they are consistent with the available capital and the targeted risk of default. This differs from a deterministic model, which would only consider the results from one carefully selected scenario.

        For businesses that are most sensitive to interest rate changes, such as immediate annuity business, Prudential uses cash flow analysis to create a portfolio of fixed income securities whose value changes in line with the value of liabilities when interest rates change. This type of analysis helps protect profits from changing interest rates. In the United Kingdom, the cash flow analysis is used in Prudential's annuity and banking business while, in the United States, it is used for its interest-sensitive and equity-indexed fixed annuities and stable value products. Perfect matching is not possible for interest-sensitive and equity-indexed fixed annuities because of the nature of the liabilities (which include guaranteed surrender values) and options for pre-payment contained in the assets. The US supervisory authorities require Jackson National Life to calculate projections to test Jackson National Life's ability to run off its liabilities with assets equal to statutory reserves in a number of specified future economic scenarios. If Jackson National Life is unable to satisfy all of these tests, which are carried out at least annually, then it may be required to establish additional statutory reserves.

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

        When presenting regulatory returns to the UK supervisory authorities, the calculation of the statutory liabilities for solvency purposes is required to incorporate a "resilience" reserve that is sufficient to ensure that assets equal to the statutory reserves (including the resilience reserve) remain equal to statutory reserves in the event of certain prescribed changes in equity and real estate prices combined with prescribed rises and falls in interest yields. See Item 4 "Information on the Company— Business of Prudential—UK and Europe Business—Financial Strength of Prudential Assurance's Long-term Fund".

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

        The most widely used derivatives by Prudential are exchange traded equity and bond futures in the United Kingdom, and exchange traded and over-the-counter interest rate swaps, options to enter into interest rate swaps (referred to as "swaptions") and equity options in the United States. Prudential uses futures and credit derivatives to undertake asset allocation transactions and uses interest rate swaps and interest rate swaptions to manage interest rate risk. Over-the-counter equity options and futures are used to match liabilities under equity-indexed policies.

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

        Prudential's UK insurance investments at December 31, 2003 were £102 billion, of which £88 billion related to for non-linked life and pensions business and £14 billion to linked business. Of the £88 billion, £60 billion was for the with-profits business, £13 billion related to the segregated SAIF with-profits fund and £15 billion represented pension annuity business. The absence of guaranteed surrender values and the flexibility given by the operation of the bonus system means that the majority of the investments backing the with-profits business are in equities and real estate with the balance in debt and other fixed income security deposits and loans.

Pensions Annuity Business

        Prudential's UK pensions annuity business employs fixed income investments (including UK retail price index-linked assets) because the liabilities consist of guaranteed payments for as long as each annuitant is alive. Retail price index-linked assets are used to back pensions annuities where the payments are linked to the retail price index.

        At December 31, 2003, £15 billion of non-linked UK investments and £3 billion of linked UK investments relates to the pension annuity business. These investments are in fixed income securities (including retail price index-linked bonds to match retail price index-linked annuities), loans and deposits and are duration matched with the estimated duration of the liabilities they support.

Banking Business

        The assets of Prudential's UK banking business consist of retail mortgages, credit card receivables and personal loans, while the liabilities comprise mostly customer deposits. To the extent that customer deposits exceed loans, mortgages and credit card receivables, the banking business purchases money market assets.

        At December 31, 2003, Egg's business had £11,654 million of banking assets and £10,787 million of banking liabilities. The £11,654 million of assets consisted of £4,157 million in fixed maturity investments and £7,497 million of loans and other assets. Of the £7,497 million, £7,048 million was in respect of loans, of which £5,104 million were floating rate and £1,944 million were fixed rate. Of the liabilities, £6,452 million comprised floating rate retail deposits.

US Business

        Jackson National Life's main exposure to market risk is through its exposure to interest rate risk because approximately 18% of its general account investments support institutional business and 82% support interest-sensitive and equity-indexed fixed annuities, life business and surplus. All of these types of business contain considerable interest rate guarantee features and, consequently, require that the assets that support them are primarily fixed income or fixed maturity.

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

        For risk management purposes, the US general account portfolio is divided substantially into assets that support the interest-sensitive life and fixed annuity business, the institutional business and the equity-indexed business. Prudential hedges the equity return risk on equity-indexed products by purchasing futures and options on the relevant index.

Asian Business

        In Asia, Prudential sells with-profits and unit-linked policies and, although the with-profits business generally has a lower terminal bonus element than in the United Kingdom, the investment portfolios still contain a proportion of equities and, to a lesser extent, real estate. Non-participating business is largely backed by fixed income securities or deposits. Prudential does not consider the market risks inherent in its Asian business to be material because the investments of the Asian operation are only 4.5% of the Group total.

Currency of Investments

        Prudential's investments are generally held in the same currency as its liabilities and, accordingly, pound sterling liabilities will generally be supported by pound sterling assets and US dollar liabilities will generally be supported by US dollar assets. However, where Prudential believes it is appropriate, it holds some non-domestic equities in the equity portfolios in the belief that this diversifies the overall portfolio risk. As at December 31, 2003, £10 billion of Prudential's total equity securities supporting sterling liabilities, excluding those that support unit-linked business, were invested in non-sterling denominated equity investments.

Currency of Core Borrowings

        Prudential is subject to certain interest rate risk and foreign exchange risk on its core borrowings. At December 31, 2003, there was £1,740 million of pounds sterling central company debt and £827 million, or $1,480 million, of US dollar debt. £1,656 million of the central company debt was at fixed rates of interest and £911 million at floating rates of interest.

        The impact of gains or losses on currency translation is recorded as a component of shareholders' funds within the consolidated statement of total recognized gains and losses. This primarily arises upon translation into pounds sterling of the investment in Prudential's US and Asian operations, but is after offset of exchange gains of £87 million on the carrying value of the US dollar denominated borrowings for movements in the US dollar to pounds sterling exchange rate during 2003.

Sensitivity Analysis

        During 2003, total equity securities increased by £4,871 million and total debt and other fixed income securities increased by £1,319 million. The increase in equities and debt securities mainly reflects changes in the relative valuation of the securities over the year.

Non-trading Activities

Foreign Exchange Rate Risk

        Prudential's primary foreign exchange risk relates to the translation of Jackson National Life's profits into pounds sterling. The potential exposure to a 10% adverse fluctuation (appreciation of pounds sterling) in the average US dollar/pounds sterling exchange rates for the years ended December 31, 2003 and 2002 would have been a reduction in operating profit of £15 million in both years. Prudential believes this to be a reasonably possible near-term market change.

Trading Activities

Interest Rate Risk—Investments

        The following table quantifies the estimated reduction in fair value of investments at December 31, 2003 and 2002, resulting from a 100 basis point increase in interest rates at each date. Prudential believes this to be a reasonably possible near-term market change for both UK and US interest rates. Amounts in this table do not include investments backing unit-linked business.

	December 31, 2003		December 31, 2002
	Fair Value	Estimated Reduction in Fair Value	Fair Value	Estimated Reduction in Fair Value
		(In £ Millions)
United Kingdom—long-term insurance
With-profits fund (including Prudential Annuities Limited)
Debt and other fixed income securities	33,175	2,820	31,460	2,738
Loans and other	3,371	22	2,549	33

Sub-total	36,546	2,842	34,009	2,771

SAIF with-profits fund
Debt and other fixed income securities	5,833	439	5,714	457
Loans and other	492	8	402	8

Sub-total	6,325	447	6,116	465

United Kingdom—other insurance
Debt and other fixed income securities	978	83	699	56
Loans and other	447	—	473	9

Sub-total	1,425	83	1,172	65

United Kingdom—banking
Debt and other fixed income securities	4,157	—	4,268	1
Loans and other	7,048	—	5,935	—

Sub-total	11,205	—	10,203	1

United States—insurance
Debt and other fixed income securities	21,460	1,087	21,031	952
Loans and other	4,380	107	6,370	80

Sub-total	25,840	1,194	27,401	1,032

United States—banking
Debt and other fixed income securities	272	7	231	2
Loans and other	683	10	699	11

Sub-total	955	17	930	13

Total	82,296	4,583	79,831	4,347

        A 100 basis point increase in interest rates would have reduced the fair value of the total investments by £4,583 million and £4,347 million at December 31, 2003 and 2002, respectively. The change in estimated reduction in fair value relates primarily to the increase in interest sensitive assets held. The profit impact would be as follows:

  •
  United Kingdom—with-profits fund (including Prudential Annuities Limited). The reduction in value of £2,842 million and £2,771 million at December 31, 2003 and 2002, respectively, would be borne in the first instance by the fund for future appropriations. Consequently, the impact on profit would be limited to the impact on current and future bonus declarations and the impact to shareholders would be limited to a maximum of one-ninth of the total cost of declared bonuses.

  •
  United Kingdom—SAIF with-profits fund. The reduction of £447 million and £465 million at December 31, 2003 and 2002, respectively, would not impact profit because the profits of this business are wholly attributable to the former Scottish Amicable policyholders.

  •
  United Kingdom—other insurance and banking. The reduction in value of £83 million and £66 million at December 31, 2003 and 2002, respectively, would be directly reflected in profit.

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

  •
  United States—banking. The reduction in value of £17 million and £13 million at December 31, 2003 and 2002, respectively, would be directly reflected in profit.

Interest Rate Risk—Long-term Debt

        The table below quantifies the estimated increase in fair value of long-term borrowings at December 31, 2003 and 2002, resulting from a 100 basis point reduction in interest rates at that date. The carrying value of short-term borrowings, which approximates their fair value, would not be materially increased by a 100 basis point reduction in interest rates. Prudential believes this to be a reasonably possible near-term market change for interest rates.

	December 31, 2003			December 31, 2002
	Carrying Value	Fair Value	Estimated Increase in Fair Value	Carrying Value	Fair Value	Estimated Increase in Fair Value
		(In £ Millions)
Long-term borrowings
Central companies
Bonds, US$250 million aggregate principal amount, 7.125% due 2005	140	151	2	155	171	4
Guaranteed bonds, £150 million aggregate principal amount, 9.375% due 2007	150	170	5	150	176	6
Bonds, £250 million aggregate principal amount, 5.5% due 2009	250	253	12	250	255	13
Bonds, £200 million aggregate principal amount, 6.875% due 2021	202	215	22	202	221	24
Bonds, €500 million aggregate principal amount, 5.75% due 2021(1)	349	367	42	322	317	36
Bonds, £300 million aggregate principal amount, 6.875% due 2023	300	351	39	300	346	40
Bonds, £250 million aggregate principal amount, 5.875% due 2029	250	268	36	250	258	35
Bonds, £435 million aggregate principal amount, 6.125%, due 2031	426	453	62	426	397	51
Bonds, £250 million aggregate principal amount, 7.5% due 2013	249	269	40	—	—	—
Capital securities, US$1,000 million 6.5% perpetual(2)	547	524	74	—	—	—

Total central companies	2,863	3,021	334	2,055	2,141	209

Long-term business
Guaranteed bonds, £100 million, principal amount, 8.5% undated subordinated	100	126	18	100	126	18
Surplus notes, US$250 million principal amount, 8.15% due 2027	140	166	20	155	179	19

Total long-term business	240	292	38	255	305	37

Total	3,103	3,313	372	2,310	2,446	246

(1)
At December 31, 2003 the €500 million 5.75% borrowings had effectively been swapped into borrowings of £333 million with interest payable at 6 month pounds sterling Libor plus 0.962%.

(2)
At December 31, 2003 interest on the US$1,000 million 6.5% borrowings had been swapped into floating rate payments at 3 month US dollar Libor plus 0.8%.

        There is no impact on profit at December 31, 2003 and 2002 as a result of these reductions in interest rates because the liabilities are recognized in the financial statements at carrying value.

Equity Market Risk

        The following table quantifies the estimated reduction in fair value of investments at December 31, 2003 and 2002, resulting from a 10% decline in the value of equity and real estate values at each date. Prudential believes this to be a reasonably possible near-term market change for both UK and US equities and for both UK and US real estate. Amounts in this table do not include investments backing unit-linked business. Prudential does not hold equity investments in its UK banking portfolio.

	December 31, 2003		December 31, 2002
	Fair Value	Estimated Reduction in Fair Value	Fair Value	Estimated Reduction in Fair Value
		(In £ Millions)
United Kingdom—long-term insurance
With-profits fund (including PAL)
Equity securities	27,755	2,776	24,235	2,424
Real estate	9,340	934	9,066	907

Sub-total	37,095	3,710	33,301	3,331

SAIF with-profits fund
Equity securities	5,223	522	4,666	467
Real estate	1,495	150	1,522	152

Sub-total	6,718	672	6,188	619

United Kingdom—banking
Real estate	9	1	10	1

Sub-total	9	1	10	1

United States—insurance
Equity securities	135	14	147	15
Real estate	45	5	56	6

Sub-total	180	19	203	21

United States—banking
Equity securities	13	1	12	1
Real estate	3	—	2	—

Sub-total	16	1	14	1

Total	44,018	4,403	39,716	3,973

        The profit impact at December 31, 2003 and 2002 would be similar to that described under "—Interest Rate Risk—Investments" in this section above, except that for United States—insurance the decrease in the fair value of equities would reduce profits by the same amount because those investments are held in Prudential's financial statements at market value. The change in estimated reduction in fair value relates primarily to the decrease in equity securities held.

Derivative Contracts

        At December 31, 2003 and 2002, the net market value exposure of derivatives was a gain of £633 million and loss of £14 million, respectively. The tables below show the sensitivity of those derivatives, measured in terms of fair value, to equity and real estate market increases and decreases of 10% and to interest rate increases and decreases of 100 basis points. Prudential believes these increases and decreases to be reasonably possible near-term market changes. These exposures will change as a result of ongoing portfolio and risk management activities.

	December 31, 2003			December 31, 2002
	10% Equity & Real Estate Increase Increase/(decrease) in Fair Value	Fair Value	10% Equity & Real Estate Decrease Increase/(decrease) in Fair Value	10% Equity & Real Estate Increase Increase/(decrease) in Fair Value	Fair Value	10% Equity & Real Estate Decrease Increase/(decrease) in Fair Value
			(In £ Millions)
United Kingdom—long-term insurance
With-profits fund (including PAL)	70	485	(27)	75	165	(72)
SAIF with-profits fund	—	137	—	3	76	(3)
United Kingdom—other	—	(22)	—	—	(14)	—
United Kingdom— banking	—	(18)	—	—	(2)	—
United States—insurance	40	51	(29)	31	(239)	(25)

Total	110	633	(56)	109	(14)	(100)

	December 31, 2003			December 31, 2002
	100 bp Interest Rate Increase Increase/(decrease) in Fair Value	Fair Value	100 bp Interest Rate Decrease Increase/(decrease) in Fair Value	100 bp Interest Rate Increase Increase/(decrease) in Fair Value	Fair Value	100 bp Interest Rate Decrease Increase/(decrease) in Fair Value
			(In £ Millions)
United Kingdom—long-term insurance
With-profits fund (including PAL)	(79)	485	120	—	165	(5)
SAIF with-profits fund	(32)	137	53	(10)	76	12
United Kingdom—other	1	(22)	(1)	2	(14)	(2)
United Kingdom— banking	26	(18)	(27)	36	(2)	(39)
United States—insurance	148	51	(99)	119	(239)	(100)

Total	64	633	46	147	(14)	(134)

Long-term Insurance Contracts

        At December 31, 2003 and 2002, the aggregate carrying value of technical provisions net of reinsurers' share for long-term insurance contracts, including the technical provisions for linked liabilities, and the fund for future appropriations was £132,355 million and £121,929 million, respectively, and the fair value was £128,590 million and £118,346 million, respectively. The fair value of the technical provisions and fund for future appropriations is sensitive to changes in the fair value of investments in the with-profits fund because increases in the fair value of such investments would result in increases in future bonuses for the with-profits contracts. A 10% increase in the fair value of total investments would result in an increase in the fair value of the technical provisions and the fund for future appropriations of £12,859 million and £11,835 million at December 31, 2003 and 2002, respectively. Prudential believes this to be a reasonably possible near-term market change for the fair value of investments.

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

Item 13. Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14. Material Modifications to the Rights of Security Holders

        None.

Item 15. Controls and Procedures

        As of December 31, 2003 Prudential carried out an evaluation under the supervision and with the participation of Prudential's management, including the Group Chief Executive and Group Finance Director, of the effectiveness of the design and operation of Prudential's disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of Prudential's evaluation, the Group Chief Executive and Group Finance Director concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports Prudential files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

        There has been no change in Prudential's internal control over financial reporting during Prudential's 2003 fiscal year that has materially affected, or is reasonably likely to materially affect, Prudential's internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

        The Board has determined that Rob Rowley, Chairman of the Audit Committee qualifies as an "audit committee financial expert" within the meaning of Item 16A of Form 20-F.

Item 16B. Code of Ethics

        Prudential has a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act, (which Prudential calls its Code of Business Conduct) which applies to the Group Chief Executive, the Group Finance Director, the Director, Group Finance and Risk (Prudential's principal accounting officer) and persons performing similar functions as well as to all other employees. Prudential's Code of Business Conduct is available on its website at www.prudential.co.uk. If Prudential amends the provisions of the Code of Business Conduct, as it applies to the Group Chief Executive, Group Finance Director and the Director, Group Finance and Risk or if Prudential grants any waiver of such provisions, the Company will disclose such amendment or waiver on the Prudential website.

Item 16C. Principal Accountant Fees and Services

        The Audit Committee monitors regularly the audit and the non-audit services being provided to the Group by its external auditors and has developed a formal Auditor Independence Policy to avoid conflicts that might impair the auditors' independence or objectivity, and ensure that the Group maintains a sufficient choice of appropriately qualified audit firms.

        The policy sets out four key principles which underpin the provision of non-audit services by the external auditors namely that the auditors should not: audit their own firm's work, make management decisions for the Group, have a mutuality of financial interest with the Group, or be put in the role of advocate for the Group. These principles are consistent with the proposed UK guidance in Sir Robert Smith's report on audit committees and with the provisions of the US Sarbanes-Oxley Act.

        Work which could potentially be undertaken by the external auditors during 2004 was identified, categorized, budgeted and approved by the Audit Committee in November 2003. Work within these categories and pre-approved limits can now be committed to in line with the Group's delegated authority process but any engagement which is expected to result in fees in excess of £250,000 must be confirmed and approved by a member of the Audit Committee prior to commencement of the work. In addition, all such commitments must be notified to Group Head Office prior to commencement to ensure that the aggregate pre-approved limits are not breached.

        Work that does not fall within either the pre-approved categories or the pre-approved limits must be approved by a member of the Audit Committee prior to commencement. Approval by the full Audit Committee is required if the fees are expected to be over £250,000.

        At the end of each annual audit cycle, the Audit Committee assesses the qualification, expertise and resources, effectiveness and independence of the external auditors. Depending on the outcome of these assessments, and at least once every five years, the Audit Committee undertakes a formal review to assess whether the external audit should be re-tendered. The external audit was last put out to competitive tender in 1999 when the present auditors were appointed.

        Total fees payable to Prudential's independent external auditor, KPMG for the fiscal years ended December 31, 2003 and 2002 are set out below:

	Year ended December 31,
	2003	2002
	(in £ millions)
Audit fees	4.9	4.7
Audit-related fees	—	1.3
Tax fees	0.3	0.2
Other fees	1.6	3.0

Total	6.8	9.2

  2003

        In 2003 audit fees of £4.9 million comprised UK statutory audit fees of £3.6 million, US GAAP audit fees of £0.7 million, UK regulatory reporting audit fees of £0.5 million and UK supplementary achieved profits basis reporting audit fees of £0.1 million.

        Tax fees comprised tax compliance work in respect of federal and state tax returns for Prudential's US operations of £0.1 million and general tax work for Prudential's US operations in respect of various matters of £0.2 million.

        Other fees comprised general corporate financial work of £0.7 million, reviewing the processes that the Group is implementing in order to comply with the requirements of the Sarbanes-Oxley Act of £0.2 million, provision of comfort letters mainly relating to Jackson National Life's funding programs of £0.1 million, review of Jackson National Life's asset securitization program of £0.1 million, review of UK investment management mandate profitability of £0.1 million and other general financial work across the Group of £0.4 million.

  2002

        In 2002 audit fees of £4.7 million comprised UK statutory audit fees of £3.3 million, US GAAP audit fees of £0.6 million, UK regulatory reporting audit fees of £0.7 million and UK supplementary achieved profits basis reporting audit fees of £0.1 million.

        Audit-related fees of £1.3 million related to reviews of processes undertaken by UK Insurance Operations in order to comply with the requirements of the UK insurance regulator.

        Tax fees of £0.2 million comprised general tax work to Prudential's US operations in respect of various matters.

        Other fees comprised general corporate financial work of £0.4 million, review work relating to the launch of Egg in France of £0.7 million, review work in connection with the Group's acquisitions and disposals of £0.4 million, assistance with business transformation projects and management information systems within the UK Insurance Operations totaling £0.9 million and other general financial advice across the Group of £0.6 million.

Item 18.    Financial Statements

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Members of Prudential plc

        We have audited the accompanying consolidated balance sheets of Prudential plc and its subsidiaries (the "Group") as of December 31, 2003 and 2002 and the related consolidated profit and loss accounts, consolidated statement of total recognized gains and losses, reconciliation of movements in consolidated shareholders' capital and reserves, and consolidated statement of cash flows from general business and shareholders' funds for each of the years in the three year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Prudential plc and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2003 in conformity with generally accepted accounting principles in the United Kingdom.

        Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information related to the nature and effect of such differences is presented in Notes 36 and 37 to the consolidated financial statements.

May 18, 2004	By:	/s/ KPMG AUDIT PLC KPMG Audit Plc London, England

Prudential plc and Subsidiaries

Consolidated Profit and Loss Accounts

Years ended December 31

2003	Restated 2002	Restated 2001
(In £ Millions, Except Per Share Amounts)
Gross premiums:
Continuing operations	13,781	16,669	15,196
Discontinued operations	—	329	390
Change in unearned premiums	—	—	133
Reinsurance premiums ceded	(290)	(545)	(513)

Earned premiums, net of reinsurance	13,491	16,453	15,206

Claims incurred, net of reinsurance	(11,739)	(13,689)	(13,109)

Change in long-term business provision, net of reinsurance*	(3,950)	(4,045)	(7,000)
Change in technical provisions for linked liabilities, net of reinsurance	(4,728)	1,346	901

Total change in long-term technical provisions, net of reinsurance*	(8,678)	(2,699)	(6,099)
Investment returns	15,652	(3,636)	(1,210)
Investment expenses and charges	(715)	(733)	(727)
Net operating expenses*	(1,914)	(1,870)	(2,148)
Shareholder and policyholder tax attributable to long-term business*	(828)	661	243
Add back: Shareholder tax attributable to long-term business*	154	172	233
Transfer (to) from the fund for future appropriations	(5,021)	5,520	7,754
Result of UK investment management operation	83	71	75
Result of US broker-dealer and fund management operation	(3)	14	16
Result of UK banking operation	(34)	(20)	(88)
Amortization of goodwill	(98)	(98)	(95)
Other income:
Merger break fee	—	—	338
Profit on sale of UK personal lines property and casualty insurance business	—	355	—

Profit on ordinary activities before shareholder tax*	350	501	389
Shareholder tax on profit on ordinary activities*	(144)	(42)	(19)

Profit for the financial year before minority interests*	206	459	370
Minority interests	2	9	25

Profit for the financial year*	208	468	395

Dividends:
Interim at 5.3p, 8.9p and 8.7p per share, respectively	(106)	(178)	(172)
Final at 10.7p, 17.1p and 16.7p per share, respectively	(214)	(341)	(332)

Total dividends at 16.0p, 26.0p and 25.4p per share, respectively	(320)	(519)	(504)

Retained loss for the financial year*	(112)	(51)	(109)

Earnings per share:
Basic (based on 1,996 million, 1,988 million and 1,978 million shares, respectively)*	10.4	p	23.5	p	20.0	p
Diluted (based on 1,998 million, 1,991 million and 1,982 million shares, respectively)*	10.4	p	23.5	p	19.9	p

	2003		Restated 2002		Restated 2001
	(In £ Millions, Except Per Share Amounts)
Reconciliation of profit on ordinary activities before shareholder tax to operating profit (based on long-term investment returns) before amortization of goodwill and exceptional items after tax and related minority interests
Profit on ordinary activities before shareholder tax*	350		501		389
Short-term fluctuations in investment returns	(91)		205		480
Merger break fee	—		—		(338)
Profit on sale of UK personal lines property and casualty insurance business	—		(355)		—
Amortization of goodwill	98		98		95

Operating profit (based on long-term investment returns) before amortization of goodwill and exceptional items and before tax*	357		449		626
Tax on operating profit (based on long-term investment returns) before amortization of goodwill and exceptional items*	(106)		(120)		(172)
Related minority interests	6		4		12

Operating profit (based on long-term investment returns) before amortization of goodwill and exceptional items after tax and related minority interests*	257		333		466

Earnings per share:
Operating profit (based on long-term investment returns) before amortization of goodwill and exceptional items and before tax (based on 1,996 million, 1,988 million and 1,978 million shares, respectively)*	17.9	p	22.6	p	31.7	p
Operating profit (based on long-term investment returns) before amortization of goodwill and exceptional items after tax and related minority interests (based on 1,996 million, 1,988 million and 1,978 million shares, respectively)*	12.9	p	16.7	p	23.6	p

* The 2002 and 2001 figures for these lines have been restated (see note 4).

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Profit and Loss Accounts

Year ended December 31, 2003

	General Business Technical Account	Long-Term Business Technical Account	Non-Technical Account	Total
	(In £ Millions)
Gross premiums:
Continuing operations		13,781		13,781
Reinsurance premiums ceded		(290)		(290)

Earned premiums, net of reinsurance		13,491		13,491

Claims incurred, net of reinsurance	(4)	(11,735)		(11,739)

Change in long-term business provision, net of reinsurance		(3,950)		(3,950)
Change in technical provisions for linked liabilities, net of reinsurance		(4,728)		(4,728)

Total change in long-term technical provisions, net of reinsurance		(8,678)		(8,678)
Investment returns		15,511	141	15,652
Allocated investment returns	7	(77)	70
Investment expenses and charges		(481)	(234)	(715)
Net operating expenses	(3)	(1,844)	(67)	(1,914)
Shareholder and policyholder tax attributable to long-term business		(828)		(828)
Transfer to the fund for future appropriations		(5,021)		(5,021)

Balance on the technical accounts	—	338
Add back: Shareholder tax attributable to long-term business		154		154

Technical accounts subtotal	—	492
Profit on insurance activities transferred to the non-technical account	—	(492)	492

Result of UK investment management operation			83	83
Result of US broker-dealer and fund management operation			(3)	(3)
Result of UK banking operation			(34)	(34)
Amortization of goodwill			(98)	(98)

Profit on ordinary activities before shareholder tax			350	350
Shareholder tax on profit on ordinary activities			(144)	(144)

Profit for the financial year before minority interests			206	206
Minority interests			2	2

Profit for the financial year			208	208

Balance on the technical accounts analyzed between:
Continuing operations	—	338
Discontinued operations	—	—

Balance on the technical accounts	—	338

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Profit and Loss Accounts

Year ended December 31, 2002

	General Business Technical Account	Restated Long-Term Business Technical Account	Restated Non-Technical Account	Restated Total
	(In £ Millions)
Gross premiums:
Continuing operations		16,669		16,669
Discontinued operations	329			329
Reinsurance premiums ceded	(329)	(216)		(545)

Earned premiums, net of reinsurance	—	16,453		16,453

Claims incurred, net of reinsurance	(5)	(13,684)		(13,689)

Change in long-term business provision, net of reinsurance*		(4,045)		(4,045)
Change in technical provisions for linked liabilities, net of reinsurance		1,346		1,346

Total change in long-term technical provisions, net of reinsurance*		(2,699)		(2,699)
Investment returns		(3,745)	109	(3,636)
Allocated investment returns	8	199	(207)
Investment expenses and charges		(499)	(234)	(733)
Net operating expenses*	(3)	(1,805)	(62)	(1,870)
Shareholder and policyholder tax attributable to long-term business*		661		661
Transfer from the fund for future appropriations		5,520		5,520

Balance on the technical accounts*	—	401
Add back: Shareholder tax attributable to long-term business*		172		172

Technical accounts subtotal*	—	573
Profit on insurance activities transferred to the non-technical account*	—	(573)	573

Result of UK investment management operation			71	71
Result of US broker-dealer and fund management operation			14	14
Result of UK banking operation			(20)	(20)
Amortization of goodwill			(98)	(98)
Profit on sale of UK personal lines property and casualty insurance business			355	355

Profit on ordinary activities before shareholder tax*			501	501
Shareholder tax on profit on ordinary activities*			(42)	(42)

Profit for the financial year before minority interests*			459	459
Minority interests			9	9

Profit for the financial year*			468	468

Balance on the technical accounts analyzed between:
Continuing operations*	—	401
Discontinued operations	—	—

Balance on the technical accounts*	—	401

* The figures for these lines have been restated (see note 4).

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Profit and Loss Accounts

Year ended December 31, 2001

	General Business Technical Account	Restated Long-Term Business Technical Account	Restated Non-Technical Account	Restated Total
	(In £ Millions)
Gross premiums:
Continuing operations		15,196		15,196
Discontinued operations	390			390
Change in unearned premiums	133			133
Reinsurance premiums ceded	(333)	(180)		(513)

Earned premiums, net of reinsurance	190	15,016		15,206

Claims incurred, net of reinsurance	(60)	(13,049)		(13,109)

Change in long-term business provision, net of reinsurance*		(7,000)		(7,000)
Change in technical provisions for linked liabilities, net of reinsurance		901		901

Total change in long-term technical provisions, net of reinsurance*		(6,099)		(6,099)
Investment returns		(1,273)	63	(1,210)
Allocated investment returns	37	385	(422)
Investment expenses and charges		(539)	(188)	(727)
Net operating expenses*	(95)	(1,990)	(63)	(2,148)
Shareholder and policyholder tax attributable to long-term business*		243		243
Transfer from the fund for future appropriations		7,754		7,754

Balance on the technical accounts*	72	448
Add back: Shareholder tax attributable to long-term business*		233		233

Technical accounts subtotal*	72	681
Profit on insurance activities transferred to the non-technical account*	(72)	(681)	753

Result of UK investment management operation			75	75
Result of US broker-dealer and fund management operation			16	16
Result of UK banking operation			(88)	(88)
Amortization of goodwill			(95)	(95)
Merger break fee			338	338

Profit on ordinary activities before shareholder tax*			389	389
Shareholder tax on profit on ordinary activities*			(19)	(19)

Profit for the financial year before minority interests*			370	370
Minority interests			25	25

Profit for the financial year*			395	395

Balance on the technical accounts analyzed between:
Continuing operations*	—	448
Discontinued operations	72	—

Balance on the technical accounts*	72	448

* The figures for these lines have been restated (see note 4).

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Balance Sheets

December 31

Assets	2003	Restated 2002
	(In £ Millions)
Goodwill	1,504	1,604
Investments
Land and buildings	10,965	10,766
Investments in participating interests	56	73
Other financial investments	109,219	104,299

Total investments	120,240	115,138

Assets held to cover linked liabilities	19,921	15,763

Reinsurers' share of technical provisions
Long-term business provision*	499	545
Claims outstanding and unearned premiums	151	378
Technical provisions for linked liabilities	274	244

Total reinsurers' share of technical provisions*	924	1,167

Debtors
Debtors arising out of direct insurance operations	129	246
Debtors arising out of reinsurance operations	19	23
Tax recoverable	158	212
Other debtors	434	385

Total debtors	740	866

Other assets
Banking business assets:
UK operation (Egg)	11,654	10,526
US operation	975	976
Tangible assets	184	196
Cash at bank and in hand	1,221	1,115
Present value of acquired in-force long-term business*	108	133
Ordinary shares of parent company	34	34

Total other assets*	14,176	12,980

Prepayments and accrued income
Accrued interest and rent	1,131	1,156
Deferred acquisition costs*	2,952	3,222
Other prepayments and accrued income	138	95

Total prepayments and accrued income*	4,221	4,473

Total assets*	161,726	151,991

* The 2002 figures for these lines have been restated (see note 4).

Shareholders' funds and liabilities	2003	Restated 2002
	(In £ Millions)
Shareholders' funds
Ordinary share capital, 5p par value per share, 3,000 million and 2,400 million shares authorized; 2,009 million and 2,002 million shares issued and outstanding, respectively	100	100
Share premium	553	550
Retained profit and loss reserve*	2,625	2,963

Total shareholders' funds*	3,278	3,613

Minority interests	107	108
Subordinated liabilities	1,322	748
Commitments and contingencies
Fund for future appropriations	12,646	7,663

Technical provisions
Provision for unearned premiums	—	155
Long-term business provision*	100,287	99,048
Claims outstanding	891	961

Total technical provisions*	101,178	100,164

Technical provisions for linked liabilities	20,195	16,007

Provisions for other risks and charges
Deferred tax	1,154	696
Deposits received from reinsurers*	48	100
Creditors
Creditors arising out of direct insurance operations	382	252
Creditors arising out of reinsurance operations	12	184
Debenture loans	1,781	1,562
Amounts owed to credit institutions	192	296
Other borrowings	1,150	1,767
Jackson National Life funding arrangements	3,762	5,098
Banking business liabilities:
UK operation (Egg)	10,787	9,882
US operation	894	902
Tax payable	851	924
Shareholders' dividends accrued	214	341
Other creditors*	1,123	1,046

Total creditors*	21,148	22,254

Accruals and deferred income	650	638

Total shareholders' funds and liabilities*	161,726	151,991

* The 2002 figures for these lines have been restated (see note 4).

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Statement of Total Recognized Gains and Losses

Years ended December 31

	2003	Restated 2002	Restated 2001
	(In £ Millions)
Profit for the financial year*	208	468	395
Foreign currency exchange movements, net of related tax	(253)	(252)	52

Total recognized (losses) gains relating to the financial year*	(45)	216	447

Prior year adjustment*	(55)

Total losses since previous annual filing	(100)

* The 2002 and 2001 figures for these lines have been restated (see note 4).

Reconciliation of Movements in Consolidated Shareholders' Capital and Reserves

	Number of Ordinary Shares	Ordinary Share Capital	Share Premium	Restated Retained Profit and Loss Reserve	Restated Total
	(In Millions)	(In £ Millions)
January 1, 2001, as originally reported	1,981	99	458	3,414	3,971
Prior year adjustment*	—	—	—	(80)	(80)

January 1, 2001, as restated*	1,981	99	458	3,334	3,891
Total recognized gains relating to 2001, as restated*	—	—	—	447	447
Dividends	—	—	—	(504)	(504)
New share capital subscribed	13	1	41	—	42
Transfer for shares issued in lieu of cash dividends	—	—	(20)	20	—
Charge in respect of shares issued to qualifying employee share ownership trust	—	—	54	(54)	—

January 1, 2002, as originally reported	1,994	100	533	3,317	3,950
Prior year adjustment*	—	—	—	(74)	(74)

January 1, 2002, as restated*	1,994	100	533	3,243	3,876
Total recognized gains relating to 2002, as restated*	—	—	—	216	216
Dividends	—	—	—	(519)	(519)
New share capital subscribed	8	—	40	—	40
Transfer for shares issued in lieu of cash dividends	—	—	(23)	23	—

January 1, 2003, as originally reported	2,002	100	550	3,018	3,668
Prior year adjustment*	—	—	—	(55)	(55)

January 1, 2003, as restated*	2,002	100	550	2,963	3,613
Total recognized gains relating to 2003	—	—	—	(45)	(45)
Dividends	—	—	—	(320)	(320)
New share capital subscribed	7	—	30	—	30
Transfer for shares issued in lieu of cash dividends	—	—	(27)	27	—

December 31, 2003	2,009	100	553	2,625	3,278

* The figures for these lines have been restated (see note 4).

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Statement of Cash Flows from General Business and Shareholders' Funds

Years ended December 31

	2003	2002	2001
	(In £ Millions)
Net cash inflow from operating activities before interest and tax	88	31	95

Interest paid	(172)	(180)	(147)

Taxes recovered (paid)	128	299	(44)

Acquisitions and disposals
Cash consideration paid including acquisition costs	—	(12)	(182)
Merger break fee received	—	—	338
Proceeds received on sale of European businesses, net of reinsurance payments	27	—	—
Proceeds received on sale of UK personal lines property and casualty insurance business	—	353	—

	27	341	156

Equity dividends paid	(447)	(509)	(494)

Net cash outflow before financing	(376)	(18)	(434)

Financing
Issue of borrowings	829	86	640
Movement in credit facility utilized by investment subsidiaries managed by PPM America	(151)	(165)	404
Issues of ordinary share capital	30	40	42

Net cash inflow (outflow) from financing	708	(39)	1,086

Net cash inflow (outflow) for the year	332	(57)	652

The net cash inflow (outflow) was invested (financed) as follows:
Purchases of portfolio investments:
Equity securities	1	39	20
Debt and other fixed income securities	962	3,209	2,416

Total purchases of portfolio investments	963	3,248	2,436

Sales of portfolio investments:
Equity securities	(2)	(294)	(155)
Debt and other fixed income securities	(1,110)	(3,037)	(504)

Total sales of portfolio investments	(1,112)	(3,331)	(659)

Net (sales) purchases of portfolio investments	(149)	(83)	1,777
Increase (decrease) in cash and short-term deposits	481	26	(1,125)

Net cash inflow (outflow)	332	(57)	652

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2003

1 Nature of Operations

        Prudential plc (the "Company") together with its subsidiaries (collectively, the "Group" or "Prudential") is an international financial services group with its principal operations in the United Kingdom ("UK"), the United States ("US"), and Asia. The Group operates in the UK through its subsidiaries, primarily The Prudential Assurance Company Limited ("PAC"), Prudential Annuities Limited ("PAL"), Prudential Retirement Income Limited ("PRIL"), M&G Group plc ("M&G"), and Egg plc ("Egg"). In the US, the Group's principal subsidiary is Jackson National Life Insurance Company ("Jackson National Life"). The Group also has operations in Singapore, Hong Kong, Malaysia, Taiwan, and other Asian countries. Prudential offers a wide range of retail financial products and services and fund management services throughout these territories. The retail financial products and services principally include life insurance, pensions and annuities as well as collective investments and deposit and mortgage banking services.

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

        The Group has previously written personal and commercial lines property and casualty insurance business in the UK. This business is presented as discontinued operations in these financial statements. Further details relating to these discontinued operations are disclosed in Note 7.

2 Basis of Preparation

        The consolidated financial statements are prepared in accordance with applicable accounting standards under UK Generally Accepted Accounting Practice ("UK GAAP"), including Financial Reporting Standards ("FRS") and Statements of Standard Accounting Practice ("SSAP") and also in accordance with the revised Statement of Recommended Practice, "Accounting for Insurance Business", issued in November 2003 by the Association of British Insurers ("the revised SORP"). Compliance with the revised SORP is required for 2004 reporting but early adoption is encouraged. The Company has chosen to adopt the revised SORP early. Previously, the consolidated financial statements were prepared in accordance with the 1998 version of the SORP. The only items of significance to the Group's results for the changed provisions of the revised SORP relate to the accounting for certain types of reinsurance contracts. The results for 2002 and 2001 have been restated for the revised accounting policy in this respect. Further details are shown in Note 4. The results of the US operations and certain Asian operations are prepared on the basis of US Generally Accepted Accounting Principles ("US GAAP"), with non-insurance balances adjusted where necessary to comply with UK GAAP.

        FRS 17, "Retirement benefits" was issued in November 2000. This standard specifies how costs of providing retirement benefits, in particular for defined benefit schemes, should be recognized and disclosed in the financial statements. Under FRS 17 none of the requirements need to be recognized in the primary financial statements for the years ended December 31, 2003, 2002 and 2001. However, for 2003 disclosure is required in respect of the impact of FRS 17 on the opening and closing balance sheet positions, profit and loss account, and statement of total recognized gains and losses to illustrate the effect if the standard had been recognized in these primary financial statements. The Group has adopted the standard in this respect and details are disclosed in Note 32.

        The consolidated financial statements of the Group include the assets, liabilities and results of the Company and subsidiary undertakings in which Prudential has a controlling interest, using accounts drawn up to December 31, 2003. The results of subsidiaries are included in the financial statements from the date acquired or up to the effective date of disposal. All intercompany transactions are eliminated on consolidation except for investment management fees charged by M&G and the Group's US and Asia fund management operations to long-term business funds.

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

        In accordance with FRS 1, "Cash flow statements", the statement of cash flows reflects only the cash flows of the Group's non-insurance businesses included in the non-technical account, and amounts transferred to shareholders' funds from the Group's long-term businesses.

        The consolidated financial statements do not represent Prudential's statutory accounts for the purposes of the UK Companies Act 1985. Schedule 9A to the UK Companies Act 1985 prescribes formats for the preparation of the statutory accounts of insurance companies and groups. These financial statements are based on the prescribed formats. As well as restating the results for 2002 and 2001 for the revised SORP, certain other minor reclassifications and presentational changes have been made to the amounts presented for prior periods to conform these periods to the current presentation. Such reclassifications and presentational changes had no overall effect on the shareholders' funds, profits or cash flows. The Group's external auditors have reported on the 2003, 2002 and 2001 statutory accounts and the accounts have been delivered to the UK Registrar of Companies. The auditors' reports were unqualified and did not contain a statement under Section 237 (2) (inadequate accounting records or returns not agreeing with records and returns) or Section 237 (3) (failure to obtain necessary information and explanations) of the UK Companies Act 1985.

        The consolidated financial statements have been prepared in accordance with UK GAAP and include additional disclosures required under US GAAP. Information related to the nature and effect of differences between UK GAAP and US GAAP affecting Prudential's consolidated profits and shareholders' funds have been summarized in Note 36, "Summary of Material Differences between UK Generally Accepted Accounting Practice and US Generally Accepted Accounting Principles". Condensed consolidated US GAAP financial statements are presented in Note 37.

        The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

        The years "2003", "2002" and "2001" refer to the years ended December 31, 2003, 2002 and 2001, respectively.

3 Significant Accounting Policies

Long-term Business

        The results are prepared in accordance with the modified statutory basis of reporting as set out in the revised Statement of Recommended Practice issued by the Association of British Insurers in November 2003.

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

Deferred acquisition costs

        Costs of acquiring new business, principally commissions, marketing and advertising costs and certain other costs associated with policy issuance and underwriting that are not reimbursed by policy charges are specifically identified and capitalized as deferred acquisition costs ("DAC"), which are included as an asset in the balance sheet. The DAC asset is amortized against margins in future revenues on the related insurance policies, to the extent that the amounts are recoverable out of the margins. Recoverability of the unamortized DAC asset is assessed at the time of policy issue, and reviewed if profit margins have declined.

        For with-profits business, the amortization of the DAC asset is taken into account in determining the transfer to or from the fund for future appropriations. Movements on the DAC asset and amortization for with-profits business have no direct impact on the profit attributable to shareholders.

        For the business of Jackson National Life, the determination of the expected emergence of margins, against which the amortization profile of the DAC asset is established, is dependent on certain key assumptions. For single premium deferred annuity business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders. For variable annuity business, the key assumption is the expected long-term level of equity market returns which, for 2003 and 2002, was 8.4% per annum implemented using a mean reversion methodology. These returns affect the level of future expected profits through their effects on fee income and the required level of provision for guaranteed minimum death benefit claims.

Long-term business provision

UK Insurance operations

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

        Annual bonuses are declared and credited each year to all with-profits policies. The annual bonuses increase policy benefits and, once credited, become guaranteed. Annual bonuses are charged to the profit and loss account as a change in the long-term business provision in the year declared. Final bonuses are declared each year and accrued for all policies scheduled to mature and death benefits expected to be paid during the next financial year. Final bonuses are not guaranteed and are only paid on policies that result from claims through the death of the policyholder or maturity of the policy within the period of declaration or by concession on surrender. No policyholder benefit provisions are recorded for future annual or final bonus declarations.

        The overwhelming majority of the liabilities for business in-force of UK insurance operations are held by Prudential Assurance Company (PAC) and its subsidiaries Prudential Annuities Limited (PAL) and Prudential Retirement Income Limited (PRIL). The key features of the liabilities of these companies are as follows:

Conventional with-profits and other protection-type policies

        The future policyholder benefit provisions on conventional with-profits and other protection-type policies are calculated using the net premium method. The net premium is calculated such that it would be sufficient at the outset of the policy to provide only for the discounted value of the original guaranteed death and maturity benefits on the chosen valuation assumptions. The provision is then calculated by subtracting the present value of future net premiums from the present value of future benefits (including vested bonuses) using a prudent discount rate. Under the net premium valuation method, vested bonuses are included in the cash flows assessed but future allocations of bonuses are not included explicitly, although they are implicitly taken into account in the discount rate used, which is based on the return available on suitable investments. The detailed methodology for UK companies is included in regulations contained in the FSA rules. In particular, the returns available from equity and property assets are based on expected income and/or earnings and no allowance is made for potential future capital growth. The assumptions to which the estimation of the long-term business provision for these contracts is particularly sensitive are the interest rate used to discount the provision and the assumed future mortality experience of policyholders. The net premium reserves are calculated using assumptions for interest, mortality, morbidity and expense, but without assumptions for withdrawals. These assumptions are determined as prudent best estimates at the date of valuation. Interest rates used in establishing policyholder benefit provisions for conventional with-profits policies in the consolidated financial statements range from 3.0% to 5.0% for 2003, 2002 and 2001. There have been no significant changes to other key assumptions.

Pension annuities

        The interest rates used in establishing policyholder benefit provisions for pension annuities in the course of payment are adjusted each year and ranged from 1.96% to 5.14% for 2003, 2.4% to 5.4% for 2002, and 5.0% to 6.0% for 2001. Mortality rates used in establishing policyholder benefit provisions are based on published mortality tables adjusted to reflect actual experience. An additional change to assumptions in 2003 was with respect to mortality, where the set of assumptions was changed as part of the regular monitoring of mortality developments.

Accumulating with-profits business

        For accumulating with-profits business, the calculation of the long-term business provision is based on a gross premium bonus reserve valuation. In general terms, a gross premium valuation basis is one in which the premiums brought into account are the full amounts receivable under the contract. The method includes explicit estimates of premiums, expected claims, future regular bonuses, costs of maintaining contracts and future renewal expenses. Cash flows are discounted at the valuation rate of interest. The methodology for UK companies is included in the FSA rules. The discount rate is based on the expected return on the assets deemed to back the liabilities as prescribed by the FSA rules.

        For PAC business the calculation is based on a valuation under which future reversionary bonuses are added to the guaranteed liabilities existing at the valuation date. The provision is then calculated as the present value of future policyholder benefits plus the present value of future expenses, without assumption for withdrawals.

        An addition is made in respect of future premiums if this produces a higher provision. The assumptions to which the estimation of the long-term business provision is particularly sensitive are the assumed future reversionary bonuses, the interest rate used to discount the provision, the assumed future per policy expenses and the assumed future mortality experience of policyholders.

        For PAC business, the provision has been taken as the lower of:

  •
  the accumulated fund or the value at the bid price of the notional number of units allocated to policyholders, in both cases excluding final bonus, and

  •
  the surrender or transfer value which, having regard to policyholders' reasonable expectations, would be payable at the valuation date,

or, if greater, the value of the guaranteed liabilities excluding final bonus calculated on a gross premium bonus reserve method.

        For the purpose of calculating the liability using the bonus reserve method, the assumed interest rates range from 3.0% to 5.0% for 2003, 2002, and 2001 while future reversionary bonuses are assumed to fall from current levels to zero at 1.5% per year. There have been no significant changes of assumption for accumulating with-profits business.

Jackson National Life

        The future policyholder benefit provisions for Jackson National Life's conventional protection-type policies are determined using the net level premium method under US GAAP principles and assumptions as of the issue date as to mortality, interest, policy lapsation and expenses plus provisions for adverse deviations. Rates of interest used in establishing the policyholder benefit provisions range from 4.0% to 8.0%. Mortality assumptions range from 50% to 90% of the 1975-1980 Basic Select and Ultimate tables, depending on underwriting classification and policy duration. For investment-type products sold by Jackson National Life, the policyholder benefit provision included within technical provisions in the consolidated balance sheets is the policyholder account balance.

Prudential Asia

        The future policyholder benefit provisions for Asian businesses are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with UK GAAP. For the Hong Kong business, which is a branch of the Prudential Assurance Company, and the Singapore and Malaysian operations the valuation principles and sensitivities to changes of assumptions of conventional with-profits and other protection-type policies are similar to those described above for equivalent products written by the UK Insurance operations. For Hong Kong business the interest rate has reduced to 3.6% at December 31, 2003 from 3.75% at December 31, 2002 for traditional business and to 3.25% at December 31, 2003 from 3.75% at December 31, 2002 for accumulating with-profits assurances. For Singapore and Malaysia there have been no significant changes of assumption. Interest rates of 3.5% to 4.0% in Singapore and 4.0% in Malaysia have been used in accordance with local regulations.

        For Asian operations in countries where local GAAP is not well established and in which the business written is primarily non-participating and linked business, US GAAP is used as the most appropriate proxy to local GAAP. The future policyholder benefit provisions for non-linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claim expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business. As with the other Asian operations mentioned above, the assumptions to which the future policyholder benefit provisions are most sensitive are the interest rate used to discount the liabilities and the future mortality and morbidity experience of policyholders. In Taiwan, interest rates range from 1.5% to 6.5%. In Japan, they range from 0.9% to 1.6%.

        Although the basis of valuation of Prudential's overseas operations is in accordance with the requirements of the Companies Act 1985 and ABI SORP, the valuation of policyholder benefit provisions for these businesses may differ from that determined on a UK modified statutory basis for UK operations with the same features.

Linked business

        For all insurance operations, segregated accounts are established for policyholder business for which policyholder benefits are wholly or partly determined by reference to specific investments or to an investment-related index. The assets and liabilities of this linked business are reported as summary totals in the consolidated balance sheets.

Fund for future appropriations

        The fund for future appropriations ("FFA") represents the excess of assets over policyholder liabilities for the Group's with-profits funds. The annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from) the FFA each year through a charge (credit) to the profit and loss account. The balance retained in the FFA represents cumulative retained earnings arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance retained in the FFA is determined after full provision for deferred tax on unrealized appreciation on investments. The FFA in respect of the Scottish Amicable Insurance Fund is wholly attributable, but not yet allocated, to policyholders of that fund. A segmental analysis of the FFA is provided in Note 6.

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

Claims

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

        Investment returns on assets supporting the general (property and casualty insurance) business liabilities are allocated from the non-technical account to the general business technical account. For 2001 the allocated return for the now discontinued UK personal lines business reflected long-term returns on assets supporting general business liabilities and related solvency capital. Investment returns are also allocated between the long-term business technical account and the non-technical account for the difference between the actual investment rate of return of the long-term business technical account and the long-term rate of return on the assets backing shareholder financed long-term business (primarily Jackson National Life and certain Asian operations). The long-term rate of return is based on historical real rates of return and current inflation expectations adjusted for consensus economic and investment forecasts.

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

        Under the provisions of the revised SORP, any reinsurance contract, where elements can be identified that do not result in the transfer of significant insurance risk, should be accounted for in two parts. Typically the elements that do not transfer significant insurance risk contain a financing component. For those contracts that do contain a financing component, the financing liability is recorded as a deposit due to the reinsurer. Previously, under the accounting policy applied up until 2002, an asset representing the present value of future margins on the ceded business from which the financing will be repaid has been recognized on the consolidated balance sheet to the extent the reinsurer has assumed the risk that such margins will emerge. However, on the change of accounting policy arising from the adoption of the revised SORP such assets are no longer established. Consistent with the altered accounting policy, the prior year adjustments reported in the 2003 financial statements, and as explained in more detail in Note 4, include the removal of such assets from the restated 2002 results.

Tax

        The Group's UK subsidiaries each file separate tax returns. Jackson National Life and other foreign subsidiaries, where permitted, file consolidated income tax returns. In accordance with UK tax legislation, where one domestic UK company is a 75% owned subsidiary of another UK company, or both are 75% owned subsidiaries of a common parent, the companies are considered to be within the same UK tax group. For companies within the same tax group, trading profits and losses arising in the same accounting period may be offset for purposes of determining current and deferred taxes.

        Current tax expense is charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. To the extent that losses of an individual UK company are not offset in any one year, they can be carried back for one year or carried forward indefinitely to be offset against profits arising from the same company.

        Deferred tax assets and liabilities are recognized in accordance with the provisions of FRS 19, "Deferred tax". The Company has chosen not to apply the option available under FRS 19 of recognizing such assets and liabilities on a discounted basis to reflect the time value of money. Except as set out in FRS 19, deferred tax is recognized in respect of all timing differences that have originated but not reversed by the balance sheet date.

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

        The balance of the long-term business technical account is net of the total tax attributable to the long-term business. In order to present the profit on long-term insurance activities in the non-technical account on a pre-tax basis, a tax credit attributable to the shareholders' portion of the tax provision for long-term business, calculated at the effective tax rate (where appropriate on a long-term basis) of the underlying business, is added. This shareholder tax add-back is then included in the tax expense on the profit on ordinary activities within the non-technical account. Further details are provided in Note 14.

Stock-based Compensation

        The Group offers share award and option plans for certain key employees and a Save As You Earn ("SAYE") plan for all UK and certain overseas employees. The arrangements for distribution to employees of shares held in trust relating to share award plans and for entitlement to dividends depend upon the particular terms of each plan. Shares held in trust relating to these plans are conditionally gifted to employees. Compensation costs for non-SAYE plans are recorded over the periods during which share awards or options are earned. Compensation costs are based on the quoted market prices of the shares at the grant date less any amounts paid or payable by employees in respect of the awards. In addition, shares are issued to a qualifying share ownership trust with the excess of the market price subscribed at the date of transfer by the trust over nominal value recorded by the Company in its share premium account. This amount includes the difference between the market price at the date of transfer to the trust and amounts payable by employees and is charged directly to the profit and loss account reserve within shareholders' funds.

        In December 2003, Urgent Issues Task Force abstract 38 (UITF 38) on accounting for Employee Share Ownership Trusts was issued. The main effect of UITF 38 is to extend the UITF approach of deducting the carrying value of shares from shareholders' funds rather than accounting for the shares as an asset. An additional impact is that, although the effect is expected to be minor, UITF 38 necessitates the calculation of certain adjustments to the amounts recorded in the profit and loss account. In recognition of the timing of issue of UITF 38, compliance with the abstract is not mandatory for 2003 reporting. The Company has chosen not to adopt the provisions of UITF 38 in its 2003 results but will do so in its 2004 results.

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

        In accordance with SSAP 19, "Investment properties", no depreciation is provided on investment properties (other than Group occupied) as the directors consider that these properties are held for investment purposes.

Investments in Participating Interests

        A participating interest is a beneficial equity investment where the Group exercises influence over the investee's operating and financial policies. A participating interest where the Group exercises significant influence over the investee, generally through ownership of 20% or more of the entity's voting rights, is considered to be an investment in associate. The Group's investments in associates are recorded at the Group's share of net assets. The carrying value of investments in associates is adjusted each year for the Group's share of the entities' profit or loss.

        The Group's investments in joint ventures are also recorded at the Group's share of net assets. Other participating interests, where significant influence is not exercised, are carried as investments on the consolidated balance sheets at fair value.

Other Financial Investments

        Other financial investments include equity securities, debt and other fixed income securities, mortgage and other loans, loans to policyholders and deposits with credit institutions.

Equity securities and debt and other fixed income securities

        Equity securities are carried at fair value. Debt and other fixed income securities are carried at fair value, except for those held by Jackson National Life, which, subject to provision for permanent diminution in value, are carried at amortized cost. Fair value is based on quoted market prices for listed securities, and on quotations provided by external fund managers, brokers, independent pricing services or values as determined by the directors for unlisted securities. Securities held by the Group's life fund venture capital holdings, which are often unquoted, are valued in accordance with the British Venture Capital Association guidance. Development stage investments are valued utilizing a discounted price/earnings multiple. The discount rate applied reflects the relative illiquidity and risk of unquoted investments and the approximate nature of valuations based upon earnings. Changes in fair value are recognized in investment returns during the year of the change. Debt and other fixed income securities held by Jackson National Life are carried at amortized cost as permitted by paragraph 24 of Schedule 9A to the UK Companies Act 1985. The amortized cost basis of valuation is appropriate under the provisions of the ABI SORP for Jackson National Life's redeemable fixed income securities as they are held as part of a portfolio of such securities intended to be held to maturity. Debt and other fixed income securities held by Jackson National Life are reduced to net realizable value for declines in fair value considered to be other than temporary.

Mortgage and other loans

        Loans collateralized by mortgages and other unsecured loans are carried at unpaid principal balances, net of unamortized discounts and premiums and an allowance for loan losses, except for loans held by the UK Insurance Operations, which are carried at fair value. The allowance for loan losses is maintained at a level considered adequate to absorb losses inherent in the mortgage loan portfolio.

Loans to policyholders

        Loans to policyholders are carried at unpaid principal balances and are fully collateralized by the cash value of policies.

Deposits with credit institutions

        Deposits with credit institutions comprise items, the withdrawal of which are subject to time constraints, and are carried at fair value. Changes in fair value are included in investment returns for the year.

Derivatives

        Derivative financial instruments are used to reduce or manage investment, interest rate and currency exposures, to facilitate efficient portfolio management and for investment purposes. The Group's policy is that amounts at risk through derivative transactions are covered by cash or by corresponding assets. Derivative financial instruments are used to facilitate efficient portfolio management and for investment purposes. With the exception of derivatives held by Jackson National Life, these instruments are carried at fair value with changes in fair value included in investment returns. For other derivative instruments, various methods of hedge accounting are used and are more fully described in Note 24.

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

Securities Lending

        The Group is party to various securities lending agreements under which securities are loaned to third parties on a short-term basis. The loaned securities are not removed from the Group's consolidated balance sheets; rather, they are retained within the appropriate investment classification. The Group's policy is that collateral in excess of 100% of the fair value of securities loaned is required from all securities borrowers and reverse repurchase agreements and typically consists of cash, debt securities, equity securities or letters of credit.

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

Banking Business Assets and Liabilities

        Banking business assets consist primarily of certificates of deposit and short-term deposits with credit institutions carried at fair value and mortgage loans carried at recoverable amount, being outstanding principal balances, net of allowances for loan losses. Loan loss provisions are recorded for the overall loan portfolio to cover bad debts which have not been separately identified but which are known from experience to be present in the portfolio. For loans in default, specific loan loss provisions are recorded. General provisions are raised in respect of losses, which although not specifically identified, are known from experience to be present in any such portfolios. The level of general provision is determined by the application of a number of basis points to the aspects of the portfolio which are not currently identified as delinquent but which experience suggests contains lending which will ultimately lead to losses. The number of basis points applied to the portfolios are regularly assessed against recent experience and adjusted if appropriate. Changes in loan loss provisions during the year are included in the consolidated profit and loss accounts.

        Liabilities relating to the Group's banking business consist primarily of customer short-term or demand deposits, including interest accrued on the deposits.

        Further details of UK banking business assets and liabilities are disclosed in Note 31.

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

        For life insurance company acquisitions, the adjusted net assets include an identifiable intangible asset recorded for the present value of in-force business, which represents the profits that are expected to emerge from the acquired insurance business. The present value of in-force business is calculated using best estimate actuarial assumptions for interest, mortality, persistency and expenses and is amortized over the anticipated lives of the related contracts in the portfolio.

Shareholders' Dividends

        Shareholders' dividends are accrued in the period to which they relate regardless of when they are declared. Where scrip dividends are issued, the value of such shares, measured as the amount of the cash dividend alternative, is credited to reserves and then the amount in excess of the nominal value of the shares issued is transferred from the share premium account to the retained profit and loss reserve.

Share Premium

        Share premium represents the difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of the shares issued.

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

        Other assets and liabilities denominated in foreign currencies are also converted at year end exchange rates with the related foreign currency exchange gains or losses reflected in the consolidated profit and loss accounts for the year.

4 Implementation of Revised ABI Statement of Recommended Practice

        The Company has implemented the revised Statement of Recommended Practice ("SORP") for accounting for insurance business that was issued by the Association of British Insurers in November 2003. The only significant effect of the revised SORP on the Group's financial statements is for revised timing of profit recognition and related assets and liabilities for those reinsurance contracts where elements can be identified that do not result in the transfer of significant insurance risk.

        The summary effect of the changes on the Group's earnings, assets and liabilities and shareholders' funds are shown below:

Revised basis of recognition after implementing the revised SORP

Summarized profit and loss account and earnings per share	2003		2002		2001
	(In £ Millions)
Profit on ordinary activities before tax	350		501		389
Tax	(144)		(42)		(19)

Profit for the year before minority interests	206		459		370
Minority interests	2		9		25

Profit for the year after minority interests	208		468		395

Basic earnings per share	10.4	p	23.5	p	20.0	p

Balance Sheet
Present value of future margins relating to advances from reinsurers	—		—
Present value of acquired in-force long-term business	108		133
Other assets, net of liabilities	3,170		3,480

Net assets representing shareholders' funds	3,278		3,613

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2003

Previous basis of recognition applying 1998 version of the SORP

	Memorandum Only		Previously Published
Summarized profit and loss account and earnings per share	2003		2002		2001
	(In £ Millions)
Profit on ordinary activities before tax	340		484		385
Tax	(147)		(44)		(21)

Profit for the year before minority interests	193		440		364
Minority Interests	2		9		25

Profit for the year after minority interests	195		449		389

Basic earnings per share	9.8	p	22.6	p	19.7	p

Balance Sheet
Present value of future margins relating to advances from reinsurers	85		118
Present value of acquired in-force long-term business	94		113
Other assets, net of liabilities	3,141		3,437

Net assets representing shareholders' funds	3,320		3,668

5 Supplemental Earnings Information

      The Group uses operating profit based on long-term investment returns before amortization of goodwill and exceptional items as a supplemental measure of its results. For the purposes of measuring operating profit, investment returns on shareholder financed businesses are based on the expected long-term rates of return. The expected long-term rates of return are intended to reflect historical real rates of return and, where appropriate, current inflation expectations adjusted for consensus economic and investment forecasts. The significant operations that require adjustment for the difference between actual and long-term investment returns are Jackson National Life and certain businesses of Prudential Asia.

        For the Group's continuing operations with investment portfolios that are both attributable to shareholders and subject to short-term volatility, and the UK personal lines property and casualty insurance business that was sold in January 2002, a comparison of actual and long-term gains is as follows:

	1993 to 2003	2003	1993 to 2002	2002	1993 to 2001	2001	1993 to 2000
	(In £ Millions)
Actual gains attributable to shareholders:
Jackson National Life	(517)	6	(523)	(342)	(181)	(394)	213
Other operations	440	15	425	66	359	(71)	430

	(77)	21	(98)	(276)	178	(465)	643

Long-term gains credited to operating results:
Jackson National Life	25	(87)	112	(84)	196	(26)	222
Other operations	289	21	268	8	260	28	232

	314	(66)	380	(76)	456	2	454

(Shortfall) excess of actual gains over long-term gains	(391)	87	(478)	(200)	(278)	(467)	189

        The table shown above compares actual and long-term investment gains from 1993 to 2003. 1993 is the earliest practicable year for preparing this information, which was implemented in 1998 on the publication of the previous ABI SORP.

        For the purposes of determining the long-term investment returns of Jackson National Life, from 2001 realized gains and losses arising on debt securities (including losses arising on the recognition of permanent diminutions in value) have been averaged over five years for inclusion in operating profit. For equity-related investments of Jackson National Life, from 2001 a long-term rate of return of 7.75% has been assumed and this rate has been applied to the monthly average carrying value of such investments after excluding the estimated effect of short-term market movements.

        In years prior to 2001 long-term investment returns for Jackson National Life included within UK basis operating profit were estimated as the aggregate of investment income and averaged realized gains and losses for both debt securities and other types of security. Comparatives for the aggregate long-term gains credited to operating results for the years 1993 to 2000 in the table shown above have not been restated for refinement in policy, as the effect is not material.

        For 2002, the other principal component of actual gains attributable to shareholders is revaluation gains of fixed income securities of certain Asian operations. For 2001 and earlier years the principal other component that required calculation of the expected long-term rate of return was UK equity securities that were held as portfolio investments backing UK general business liabilities and related solvency capital. This business was disposed of in January 2002. For these investments the long-term rate of return applied in 2001 was 7.5%. The long-term dividend yield was assumed to be 2.6%.

        The overwhelming majority of long-term gains and losses, and the difference between actual and long-term gains, arises from the accounting treatment of averaging realized gains and losses of Jackson National Life's fixed income securities over a five-year period within operating results. The only significant part of the investment portfolio for shareholder backed business where an assumed rate has been applied in the calculation of long-term gains to be included in operating profits is the aforementioned 7.75% for equity-related investments of Jackson National Life. For this part of the portfolio, a 1% change would alter operating results by approximately £4m.

        In addition to the adjustments made for investment returns, as described above, operating profit excludes amortization of goodwill and gains on business disposals and similar items.

        In accordance with FRS 3, "Reporting Financial Performance", the presentation of additional supplemental earnings per share information is permitted provided the earnings basis used is applied consistently over time and is reconciled to consolidated profit for the financial year. In determining operating profit, the Group has used the expected long-term investment return and excluded amortization of goodwill and exceptional items as the directors believe that such presentation better reflects the Group's underlying financial performance, on a statutory basis of measurement.

        The Group's supplemental measure of its results and reconciliation of operating profit based on long-term investment returns before amortization of goodwill and exceptional items to profit on ordinary activities, including the related basic earnings per share amounts, are as follows:

	Before Tax	Tax	Minority Interests	Net	Basic Earnings Per Share
	(In £ Millions)				(In Pence)
2003
Operating profit based on long-term investment returns before amortization of goodwill and exceptional items	357	(106)	6	257	12.9	p
Amortization of goodwill	(98)	—	—	(98)	(4.9	)p
Short-term fluctuations in investment returns
Jackson National Life	93	(32)	—	61	3.0	p
Other**	(2)	(6)	(4)	(12)	(0.6	)p

Profit on ordinary activities	350	(144)	2	208	10.4	p

2002 (restated)
Operating profit based on long-term investment returns before amortization of goodwill and exceptional items*	449	(120)	4	333	16.7	p
Amortization of goodwill	(98)	—	—	(98)	(4.9	)p
Short term fluctuations in investment returns
Jackson National Life	(258)	100	—	(158)	(8.0	)p
Other (principally Asia)(1)	53	(9)	5	49	2.5	p
Profit on sale of UK personal lines property and casualty insurance business	355	(13)	—	342	17.2	p

Profit on ordinary activities*	501	(42)	9	468	23.5	p

2001 (restated)
Operating profit based on long-term investment returns before amortization of goodwill and exceptional items*	626	(172)	12	466	23.6	p
Amortization of goodwill	(95)	—	—	(95)	(4.8	)p
Short term fluctuations in investment returns
Jackson National Life	(368)	129	—	(239)	(12.1	)p
Other (principally UK)(1)	(112)	30	13	(69)	(3.5	)p
Merger break fee	338	(6)	—	332	16.8	p

Profit on ordinary activities*	389	(19)	25	395	20.0	p

*
The 2001 figures for these lines have been restated (see note 4).

(1)
The adjustment from post-tax long-term investment returns to post-tax actual investment returns includes investment returns that are attributable to external equity investors in two investment funds managed by PPM America. These two funds are consolidated as quasi-subsidiaries but, except to the extent of Prudential Group participation in the funds, they have no net impact on pre-tax or post-tax operating profit. Total profit, before and after tax, incorporating the adjustment from long-term to actual investment returns, include gains of £4 million for the year ended December 31, 2003 and losses of £5 million and £13 million for the years ended December 31, 2002 and 2001 respectively, attributable to the minority interests in these funds.

        A reconciliation of the weighted average number of ordinary shares used for calculating basic and diluted earnings per share is set out below:

	December 31
Number of shares	2003	2002	2001
	(In Millions)
Weighted average shares for basic earnings per share	1,996	1,988	1,978
Shares under option at end of year	16	14	16
Assumed treasury share purchases at average fair value from proceeds of assumed option exercise	(14)	(11)	(12)

Weighted average shares for diluted earnings per share	1,998	1,991	1,982

6 Segment Analysis

      The Group's reportable business segments are based on the organizational structure used by the directors for making operating and investment decisions and for assessing performance. In 2003, the Group amalgamated its UK and Europe Insurance Operations, thereby reducing the number of business segments to five, as follows: UK and Europe Insurance Operations, M&G and Egg, which are all located in the UK (collectively, "UK and Europe Operations"), US Operations and Asian Operations. The 2002 and 2001 comparatives have been restated accordingly. This realignment is consistent with how Group manages its business and the markets it serves. The business segments are determined by the territories in which the Group conducts business, which are the United Kingdom and Europe, the United States and Asia. UK and Europe Operations include long-term life insurance business, banking and fund management activities. The US and Asian operations mainly include life insurance business and fund management activities.

        The accounting policies of the segments are the same as those used in the Group's consolidated accounts described in Note 3, applied on a consistent basis for all periods presented, except that revenue reported by reportable segments includes deposits to unit trusts and other similar products, and also revenue from banking, broker-dealer and fund management activities, which are excluded from earned premiums in the consolidated profit and loss accounts.

        The performance measure of reportable segments utilized by the directors is operating profit (based on long-term investment returns on investments attributable to shareholders) before amortization of goodwill and exceptional items.

Analysis of Operating Profit before amortization of goodwill and exceptional items and before tax

        The following table presents operating profit (based on long-term investment returns) before amortization of goodwill and exceptional items by segment:

	2003	Restated 2002	Restated 2001
	(In £ Millions)
UK and Europe Insurance Operations*	256	372	374
M&G	83	71	75
Egg	(34)	(20)	(88)

Total UK and Europe Operations*	305	423	361

US Operations
Jackson National Life	165	139	282
Broker-dealer and fund management	(3)	14	16

Total US Operations	162	153	298

Asian Operations
Long-term business and investment products	98	88	44
Development expenses	(27)	(26)	(19)

Total Asian Operations	71	62	25

Operating profit of reportable segments*	538	638	684
Group activities	(181)	(189)	(130)

Total continuing operations*	357	449	554
Discontinued general business operations	—	—	72

Operating profit (based on long-term investment returns) before amortization of goodwill and exceptional items and before tax*	357	449	626

*
The 2002 and 2001 figures for these lines have been restated (see note 4).

Analysis of Revenue

        The following table presents revenue by segment:

	2003	2002	2001
	(In £ Millions)
UK and Europe Insurance Operations
Long-term business gross premiums	7,264	8,675	8,395
Reinsurance premiums ceded	(150)	(76)	(68)
Investment returns	13,437	(5,198)	(2,644)
M&G
Investment products gross inflows(1)	3,797	3,731	2,276
Revenue from fund management operations	222	210	244
Egg
Revenue from banking operations	422	321	184

Total UK and Europe Operations	24,992	7,663	8,387

US Operations
Gross premiums	4,369	6,098	5,008
Reinsurance premiums ceded	(75)	(81)	(77)
Investment returns	1,451	1,325	1,312
Revenue from banking, broker-dealer and fund management operations	247	227	241

Total US Operations	5,992	7,569	6,484

Asian Operations
Long-term business gross premiums	2,148	1,896	1,793
Investment products gross inflows	18,157	13,661	9,027
Reinsurance premiums ceded	(65)	(59)	(35)
Investment returns	709	206	85
Revenue from fund management operations	29	23	18

Total Asian Operations	20,978	15,727	10,888

Total revenue for reportable segments	51,962	30,959	25,759

Discontinued Operations and Other
Gross premiums	—	329	390
Reinsurance premiums ceded	—	(329)	(333)
Change in unearned premiums	—	—	133
Investment returns	55	31	37

Total Discontinued Operations and Other	55	31	227

Total revenue	52,017	30,990	25,986

Represented by:
Earned premiums	13,491	16,453	15,206
Investment returns	15,652	(3,636)	(1,210)
Revenue from banking, broker-dealer and fund management operations	920	781	687
Gross inflows from investment products(1)	21,954	17,392	11,303

Total revenue	52,017	30,990	25,986

(1)
Investment products gross inflows for M&G now include inflows relating to external institutional fund business that were previously excluded from this table. Comparative figures for 2002 and 2001 have been restated accordingly.

Other Segment Information

        Selected other information is provided below by segment:

	2003	Restated 2002	Restated 2001
	(In £ Millions)
Claims incurred, net of reinsurance
UK and Europe Insurance Operations	8,476	8,696	8,394
US Operations	2,698	4,483	4,326
Asian Operations	561	505	329

Total continuing operations	11,735	13,684	13,049
Discontinued operations	4	5	60

Total claims incurred, net of reinsurance	11,739	13,689	13,109

Change in long-term technical provision, net of reinsurance
UK and Europe Insurance Operations*	4,741	(784)	3,170
US Operations	2,454	2,567	1,702
Asian Operations	1,483	916	1,227

Total change in long-term technical provisions, net of reinsurance*	8,678	2,699	6,099

Investment expenses and charges and net operating expenses
UK and Europe Operations:
UK and Europe Insurance Operations*	1,488	1,469	1,854
M&G	—	—	4
Egg	71	54	30
US Operations	330	416	319
Asian Operations	522	443	378
Corporate expenditure not allocated to segments	67	62	63
Shareholders' interest payable not allocated to segments	148	156	132

Total continuing operations*	2,626	2,600	2,780
Discontinued operations	3	3	95

Total investment expenses and charges and net operating expenses*	2,629	2,603	2,875

*
The 2002 and 2001 figures for these lines have been restated (see note 4).

Assets

        An analysis of assets by geographical region is presented below. Except for banking business assets, the assets of the UK and Europe Operations are managed and analyzed as a whole.

	UK and Europe	US	Asia	Total
	(In £ Millions)
December 31, 2003
Insurance and investment operations:
Investments	89,857	24,781	5,602	120,240
Deferred acquisition costs	973	1,543	436	2,952
Linked assets	14,688	3,937	1,296	19,921
Other	4,648	943	393	5,984

	110,166	31,204	7,727	149,097
Banking business assets	11,654	975	—	12,629

Total assets	121,820	32,179	7,727	161,726

December 31, 2002 (restated)
Insurance and investment operations:
Investments	82,664	27,619	4,855	115,138
Deferred acquisition costs*	1,354	1,503	365	3,222
Linked assets	12,104	2,724	935	15,763
Other*	5,044	975	347	6,366

	101,166	32,821	6,502	140,489
Banking business assets	10,526	976	—	11,502

Total assets*	111,692	33,797	6,502	151,991

*
The figures for these lines have been restated (see note 4).

Fund for Future Appropriations ("FFA") and Net Technical Provisions

        A segment analysis of the FFA and technical provisions (net of reinsurers' share) is set out below:

	December 31
	2003	Restated 2002
	(In £ Millions)
Fund for future appropriations:
Group Companies, excluding Scottish Amicable Insurance Fund (SAIF)(1)	11,242	7,226
SAIF(2)	1,404	437

	12,646	7,663
Technical provisions (net of reinsurers' share)*	120,449	115,004

	133,095	122,667

Comprising:
UK and Europe Operations*	102,554	93,036
US Operations	23,854	24,074
Asian Operations	6,687	5,557

Total*	133,095	122,667

*
The 2002 figures for these lines have been restated (see note 4).

(1)
Balance relates mainly to the with-profits fund of The Prudential Assurance Company Limited.

(2)
SAIF is closed to new business and the balance is wholly attributable, but not allocated, to SAIF policyholders.

Shareholders' Funds

        An analysis of shareholders' funds by segment is set out below:

	December 31
	2003	Restated 2002
	(In £ Millions)
UK and Europe Operations*	1,296	1,305
US Operations (principally Jackson National Life)	2,329	2,449
Asian Operations	627	579
Other Operations(1)	(974)	(720)

Total shareholders' funds*	3,278	3,613

*
The 2002 figure for these lines have been restated (see note 4).

(1)
Other Operations represent operations managed centrally and not allocated to a business segment.

7 Discontinued General Business Operations

      In November 2001, Prudential announced the sale of its UK personal lines property and casualty insurance business. The sale was completed on January 4, 2002. Accordingly this business, as well as the UK commercial lines property and casualty insurance business which has been in run-off since 1993, have been classified as discontinued operations in the financial statements. The results of these operations are set out below:

	2003	2002	2001
	(In £ Millions)
Underwriting result	(7)	(8)	35
Investment return	7	8	37

Operating profit	—	—	72

        The general business reserves for claims outstanding and changes thereto and a reconciliation to the consolidated balance sheets is set out below:

	December 31
	2003	Restated 2002
	(In £ Millions)
General business technical provision for claims outstanding and equalization provision at beginning of year	342	393
Less: Reinsurers' share of claims outstanding(1)	(194)	(204)

Net provisions at beginning of year	148	189
Effect of changes in foreign currency exchange rates	(6)	4
Change in the provision for claims, net of reinsurance	1	2
Release of equalization provision(2)	—	(40)
Payments, net of reinsurance	(5)	(7)

Net provisions at end of year	138	148
Reinsurers' share of claims outstanding(1)	125	194

General business technical provision for claims outstanding at end of year	263	342
Claims outstanding on long-term business*	628	619

Total claims outstanding at end of year*	891	961

*
The 2002 figure for these lines have been restated (see note 4).

(1)
On December 31, 2001, the insurance liabilities of the UK personal lines property and casualty insurance business were almost wholly reassured as part of the sale arrangements of that business.

(2)
As a consequence of the above sale, the whole of the equalization provision was released in 2002.

8 Long-Term Business Provisions, Premiums and Policyholders' Bonuses

(a)   Long-Term Business Provision and Technical Provisions for Linked Liabilities

        The following table provides an analysis of technical provisions between with-profits and non-participating business:

	December 31
	2003	2002
SAIF(1)	10%	10%
Financed by with-profits funds:
With-profits business	41%	42%
Non-participating(2)	9%	10%
Shareholder financed business:
Non-participating	23%	24%
Linked business	17%	14%

Total	100%	100%

(b)   Gross Premiums

        The following table provides an analysis of gross premiums between with-profits and non-participating business:

	2003	2002	2001
SAIF(1)	2%	2%	2%
Financed by with-profits funds:
With-profits business	25%	30%	35%
Non-participating(2)	1%	1%	3%
Shareholder financed business:
Non-participating	54%	56%	49%
Linked business	18%	11%	11%

Total	100%	100%	100%

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

(c)   Policyholders' Bonuses

        Bonuses declared for the year in respect of the Group's with-profits business are included in the change in long-term business provision or, where the policy is no longer in force, in claims incurred. The total cost of policyholders' bonuses was £2,280 million, £3,009 million and £3,536 million for the years ended December 31, 2003, 2002 and 2001, respectively.

9 Investment Returns

        The sources of investment returns are as follows:

	Long-Term Business			Non-Technical Account
	2003	2002	2001	2003	2002	2001
	(In £ Millions)
Investment income from:
Equity securities	1,050	1,049	1,122	—	4	10
Debt and other fixed income securities	3,983	4,041	3,700	126	85	72
Land and buildings	867	789	764	—	—	—
Mortgage and other loans	284	321	266	—	—	—
Linked assets	479	409	368	—	—	—
Other	708	626	455	20	39	37

Total investment income	7,371	7,235	6,675	146	128	119

Net realized gains (losses) from:
Equity securities	154	324	2,016	—	196	106
Debt and other fixed income securities	370	(533)	369	5	2	—
Land and buildings	235	200	288	—	—	—
Linked assets	(113)	(207)	49	—	—	—
Other	5	(3)	(3)	—	—	—

Total realized gains (losses)	651	(219)	2,719	5	198	106

Net unrealized gains (losses) from:
Equity securities	5,566	(9,690)	(8,313)	—	(217)	(162)
Debt and other fixed income securities	54	651	(588)	(10)	—	—
Land and buildings	321	21	(206)	—	—	—
Linked assets	1,511	(1,823)	(1,486)	—	—	—
Other	37	80	(74)	—	—	—

Total net unrealized gains (losses)	7,489	(10,761)	(10,667)	(10)	(217)	(162)

Total investment returns	15,511	(3,745)	(1,273)	141	109	63

10 Net Operating Expenses

        A summary of net operating expenses is shown below:

	Long-Term Business			Discontinued General Business
	2003	Restated 2002	Restated 2001	2003	2002	2001
	(In £ Millions)
Policy acquisition costs for the year	1,188	1,315	1,213	—	—	44
Change in deferred acquisition costs*	(3)	(225)	(216)	—	—	(12)
Administrative expenses	633	688	988	3	3	63
Amortization of present value of acquired in-force business*	26	27	5	—	—	—

Total*	1,844	1,805	1,990	3	3	95

*
The 2002 and 2001 figures for these lines have been restated (see note 4).

        Net operating expenses in the consolidated profit and loss accounts also include corporate expenditure in the non-technical account of £67 million, £62 million and £63 million for 2003, 2002 and 2001, respectively.

        Long-term business administrative expenses include £40 million, £38 million and £193 million of UK restructuring costs for 2003, 2002 and 2001 respectively, of which £11 million, £14 million and £41 million respectively were borne by shareholder financed operations. General business administrative expenses include £7 million of UK restructuring costs for 2001. See Note 35 for further information regarding restructuring costs.

11 Fees Payable to Auditors

        Prudential paid fees to KPMG Audit Plc and its associates as follows:

	2003	2002	2001
	(In £ Millions)
Audit services:
Statutory audit fees	3.6	3.3	2.3
US GAAP audits	0.7	0.6	0.2
Achieved profits basis audits	0.1	0.1	0.1
Audit related regulatory reporting	0.5	0.7	0.5

	4.9	4.7	3.1

Further assurance services:
Regulatory reviews	—	1.3	10.7
Acquisitions and disposals due diligence	—	0.4	3.3
Tax services
Compliance	0.1	—	0.1
Advice	0.2	0.2	0.2
Other services	1.6	2.6	2.7

Total	6.8	9.2	20.1

        Statutory audit fees include £0.1 million for each of 2003, 2002 and 2001 in respect of the parent company. Fees excluding statutory audit fees payable to KPMG Audit Plc and its associates include £3.0 million, £4.9 million and £16.6 million for 2003, 2002 and 2001 respectively, for work performed in the UK.

        The Audit Committee regularly monitors the non-audit services provided to the Group by its auditors and has developed a formal Auditor Independence Policy which sets out the types of services that the auditor may provide, consistent with both UK guidance and the provisions of the US Sarbanes-Oxley Act. The Audit Committee annually reviews the auditors' objectivity and independence.

12 Investment Expenses and Charges

        A summary of investment expenses and charges is shown below:

	Long-Term Business			Non-Technical Account
	2003	2002	2001	2003	2002	2001
	(In £ Millions)
Interest payable on core structural borrowings	—	—	—	143	130	118
Interest on bank loans and overdrafts	40	35	45	—	—	—
Interest on other borrowings	92	112	137	91	103	70

Total interest expense	132	147	182	234	233	188
Investment management expenses	349	352	357	—	1	—

Total	481	499	539	234	234	188

        Long-term business interest expense includes £81million, £96 million and £128 million for 2003, 2002 and 2001, respectively, in respect of products in the nature of funding arrangements entered into by Jackson National Life. Long-term business investment management expenses include management fees charged by M&G and the Group's US and Asia fund management operations and fees paid to external property managers. Interest expense in the non-technical account includes £2 million, £9 million, and £12 million in respect of non-recourse borrowings of investment funds managed by PPM America for 2003, 2002 and 2001, respectively, which are consolidated as if they were subsidiaries as a result of the Group's effective control of the funds; £71 million, £54 million and £30 million in respect of Egg debenture loans and other borrowings and £18 million, £40 million, and £28 million in respect of commercial paper borrowings that support a short-term fixed income securities reinvestment program.

13 Goodwill

	December 31
	2003	2002	2001
	(In £ Millions)
Balance at beginning of year	1,604	1,687	1,611
Additions:
Orico Life Insurance Company, Japan	—	—	139
YoungPoong Life, Korea	—	—	17
Good Morning ITMC, Korea(1)	(2)	8	—
Zebank, France and Investment Funds Direct Holdings Limited	—	7	—
US banking and broker-dealer operations	—	—	3
Other operations	—	—	12
Amortization expense charged to the profit and loss account	(98)	(98)	(95)

Balance at end of year	1,504	1,604	1,687

(1)
The reduction in 2003 relates to deferred consideration included in 2002 that is no longer payable.

        The balance at the beginning of 2003 comprises cost of £1,935 million less accumulated amortization of £331 million. The cumulative goodwill charged against the Group's reserves arising on acquisitions of subsidiary undertakings prior to 1998 that are still owned by the Group amounted to £589 million at December 31, 2003, 2002 and 2001.

14 Tax

        The tax expense for certain long-term business operations is attributable to shareholders and to policyholders. The shareholders' portion of tax is determined using the long-term effective tax rate of the underlying business applied to the profits transferred to the non-technical account. A summary of the tax expense attributable to shareholders' profits and to long-term funds in the consolidated profit and loss accounts is shown below:

	Attributable to Shareholders' Profits			Attributable to Long-Term Funds
		Restated			Restated
	2003	2002	2001	2003	2002	2001
	(In £ Millions)
Current tax expense (benefit):
UK*	49	103	73	279	320	289
Foreign	126	(17)	(35)	106	248	186

	175	86	38	385	568	475

Deferred tax expense (benefit):
UK	(27)	(34)	(12)	436	(1,081)	(684)
Foreign	(4)	(10)	(7)	7	(148)	(34)

	(31)	(44)	(19)	443	(1,229)	(718)

Total*	144	42	19	828	(661)	(243)

* The 2002 and 2001 figures for these lines have been restated (see note 4).

        An analysis of the tax expense (benefit) by the nature of the expense (benefit) attributable to shareholders' profits and to long-term funds is as follows:

	Attributable to Shareholders' Profits			Attributable to Long-Term Funds
		Restated			Restated
	2003	2002	2001	2003	2002	2001
	(In £ Millions)
UK corporation tax*	(38)	44	(1)	318	334	276
Double tax relief	(3)	(4)	(1)	(15)	(18)	(27)
Overseas tax	57	(90)	(152)	106	248	186
Adjustments in respect of prior years	(13)	(3)	(6)	(24)	4	40

	3	(53)	(160)	385	568	475
Deferred tax	(13)	(77)	(54)	443	(1,229)	(718)

	(10)	(130)	(214)	828	(661)	(243)

Shareholder tax attributable to balance on the long-term business technical account*
Current	172	139	198
Deferred tax	(18)	33	35

	154	172	233

Total shareholders' tax expense (benefit)*	144	42	19	828	(661)	(243)

* The 2002 and 2001 figures for these lines have been restated (see note 4).

        An analysis of shareholders' tax expense allocated to the various sources of profit giving rise to the taxes is as follows:

	2003	Restated 2002	Restated 2001
	(In £ Millions)
Long-term business:
UK and Europe Insurance Operations*	78	105	117
Jackson National Life	58	48	99
Asian Operations	18	19	17

Total long-term business*	154	172	233
Other operations	(48)	(52)	(61)

Total tax on operating profit*	106	120	172
Tax on short-term fluctuations in investment returns	38	(91)	(159)
Tax on profit on sale of UK personal lines property and casualty insurance business	—	13	—
Tax on merger break fee	—	—	6

Total*	144	42	19

* The 2002 and 2001 figures for these lines have been restated (see note 4).

        The following table reconciles the Group's statutory and the effective tax rates:

	2003	Restated 2002	Restated 2001
	(In £ Millions, Except Percentages)
Profit (loss) on ordinary activities before shareholder tax
UK*	41	280	474
Foreign	309	11	(85)

	350	501	389

UK statutory tax rate	30%	30%	30%

Tax expense at statutory rate*	105	150	117
Utilization of capital losses against profit on sale of UK personal lines property and casualty insurance business and merger break fee	—	(97)	(95)
Other differences in basis between taxable gains and book gains	3	(15)	(22)
Different tax rates on overseas earnings	13	(15)	(7)
Deferred tax not recognized on tax losses carried forward	21	28	16
Different tax basis of long-term insurance	(30)	(5)	(7)
Taxable foreign exchange losses not recognized in accounts	—	(12)	7
Non-taxable amortization of goodwill	30	29	29
Adjustments in relation to prior years	(17)	(3)	(6)
Other*	19	(18)	(13)

Tax expense*	144	42	19

Effective tax rate*	41.1%	8.4%	4.9%

* The 2002 and 2001 figures for these lines have been restated (see note 4).

        The low effective tax rates on total profit for 2002 and 2001 arose principally due to tax payable on the profit on sale of UK personal lines property and casualty insurance business and on the merger break fee being relieved against capital losses available to the Group.

        The possible tax benefit of approximately £427 million for each of the years 2003, 2002, and 2001, which may arise from capital losses valued at approximately £1.7 billion for each year, is sufficiently uncertain that it has not been recognized. The circumstances in which the amount would be recoverable are a combination of the following: the agreement of the value of the losses with the UK Inland Revenue, the availability of future capital profits that are within the charge to capital gains tax and the agreement of the UK Inland Revenue to the utilization of the losses against certain capital gains arising in the UK long-term business operations.

Deferred income tax

        The components of the net deferred income tax liability by category at December 31, 2003 and 2002 respectively are as follows. The balances have not been discounted.

	Liability Provided (Asset Recognized)
	2003	2002
	(In £ Millions)
Unrealized gains on investments	1,205	759
Deferred acquisition costs	408	427
Short-term timing differences	(626)	(625)
Long-term business technical provisions and other insurance items	204	163
Capital allowances	(37)	(28)

Total	1,154	696

        The components of the net deferred income tax liability by fund are as follows:

	Liability Provided (Asset Recognized)
	2003	2002
	(In £ Millions)
Scottish Amicable Insurance Fund	87	11
PAC with-profits funds(1)	1,225	884
Jackson National Life	(172)	(207)
Other long-term business operations	50	42
Other operations	(36)	(34)

Total	1,154	696

(1)
Includes deferred tax charges in respect of non-participating annuity business written by a subsidiary, Prudential Annuities Limited, financed by the PAC with-profits fund.

        A potential deferred tax asset of £115 million and £94 million at December 31, 2003 and 2002 respectively, which may arise from trading losses of approximately £378 million and £349 million, is sufficiently uncertain that it has not been recognized. With regard to £104 million of the asset at December 31, 2003, the trading losses would be recoverable only if there were sufficient trading profits in the jurisdictions where the losses have arisen. The balance is dependent upon the outcome of a case before the European Court of Justice regarding group relief claims in connection with European subsidiaries.

        A reconciliation of the movement in the net deferred income tax liability is set out below:

	2003	2002
	(In £ Millions)
Deferred tax liability at beginning of year	696	2,005
Exchange movements	28	(3)
Deferred tax charged (credited) in profit and loss account for the year	430	(1,306)

Deferred tax liability at the end of year	1,154	696

15 Merger Break Fee

        In March 2001 the Company entered into a merger agreement with American General Corporation, a US investment, life insurance and consumer finance group. In May 2001, following the termination of the merger and in accordance with the terms of the agreement, a fee of US$600 million (£423 million) was paid to the Company by American General. After deducting employment costs incurred as a consequence of the proposed merger for the Company's US Operations, adviser costs, and other directly related expenses of £85 million, an exceptional item of £338 million before tax has been accounted for within the Group's results.

16 Acquisitions and Disposals

Acquisitions in 2003

        There were no acquisitions during 2003.

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

        The effect of the above transactions, which have been accounted for as acquisitions, was:

	Korea	Zebank and Fundsdirect	Total
	(In £ Millions)
Investments	6	—	6
Banking business assets	—	178	178
Banking business liabilities	—	(157)	(157)
Other net assets	2	—	2

Net assets acquired	8	21	29

Total fair value of consideration including costs of acquisition	16	28	44

Goodwill recognized as an asset on the consolidated balance sheets	8	7	15

        The goodwill arising on the Korean acquisition was reduced by £2 million in 2003 relating to deferred consideration included in 2002 that was no longer payable.

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

        The effect of the above transactions, which have been accounted for as acquisitions, was:

	Japan	Korea	Other	Total
	(In £ Millions)
Investments	578	50	5	633
Technical provisions	(587)	(44)	—	(631)
Other net assets	9	—	—	9

Net assets acquired	—	6	5	11

Total fair value of consideration including costs of acquisition	139	23	20	182

Goodwill recognized as an asset on the consolidated balance sheets	139	17	15	171

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

	Pro Forma (Unaudited)
	2003	2002		2001
	(In £ Millions, Except Per Share Amounts)
Revenue from banking, broker-dealer and fund management operations	—	781		687
Consolidated net profit	—	456		354
Earnings per share	—	22.9	p	17.9	p

        No pro forma amounts have been reported in 2003 as no acquisitions were made during the year. The presentation for 2002 and 2001 includes the acquisition of Zebank SA in France as if it had been acquired as of January 1, 2001. The effect of this acquisition is not material to the revenue from banking operations. The pro forma effects of the other 2002 acquisitions and of the 2001 acquisitions are not material to the financial statements for the years ended December 31, 2002 and 2001.

Disposals in 2003

        The Group sold its German life business and its Dublin based management services company for a total consideration of £98 million. After allowing for the write off of deferred acquisition costs of £63 million, taking account of net assets at the time of sale of £14 million, and the costs of sale and other related items, the profit on sale was not material.

Disposals in 2002

        The Group sold its UK personal lines property and casualty insurance business operations in January 2002, for a consideration of £353 million. After allowing for the costs of sale and other related items, the profit on sale was £355 million before tax.

Disposals in 2001

        There were no disposals during 2001.

17 Present Value of Acquired In-Force Long-Term Business

        The balance of the present value of future profits of acquired in-force long-term business is recorded in the consolidated balance sheets as of December 31 of each year. Changes in the balance for each year are as follows:

	2003	Restated 2002	Restated 2001
	(In £ Millions)
Balance at beginning of year*	133	161	161
Exchange adjustment	(7)	(10)	4
Interest accrued at rates ranging from 6.5% to 10.25% (net of tax)*	12	14	14
Amortization*	(30)	(32)	(32)
Adjustment on reassessment of value at acquisition of M&G business	—	—	14

Balance at end of year*	108	133	161

* The 2002 and 2001 figures for these lines have been restated (see note 4).

        The present value of future profits relates primarily to the acquisition of M&G in 1999, the additional investment in the Malaysian operations in 1998, and the acquisitions of Scottish Amicable in 1997 and of Jackson National Life in 1986. The discount rate used for recording the present value of future profits for M&G was 8.25%, the additional investment in the Malaysian operations was 10.25%, Scottish Amicable was 9.25% and Jackson National Life was between 6.5% and 9.5%.

        The percentage of the present value of future profits as of December 31, 2003, net of tax, that is expected to be amortized in 2004 and each of the subsequent four years is 17.3%, 17.4%, 17.5%, 10.1% and 10.1% respectively.

18 Reinsurance

        The Group cedes certain business to other insurance companies. Although the ceding of reinsurance does not relieve the Group of liability to its policyholders, the Group participates in such agreements for the purpose of limiting its loss exposure. The Group evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure from reinsurer insolvencies. The effects of reinsurance ceded on claims paid, change in the provision for claims incurred and change in the long-term business provision, as presented in the long-term business technical account and the general business technical account, are summarized as follows:

	Long-Term Business			Discontinued General Business
	2003	Restated 2002	Restated 2001	2003	2002	2001
	(In £ Millions)
Claims paid:
Gross amount	(11,843)	(13,816)	(13,209)	(151)	(221)	(254)
Reinsurers' share	140	124	130	146	214	6

Claims paid, net of reinsurance	(11,703)	(13,692)	(13,079)	(5)	(7)	(248)

Change in the equalization provision	—	—	—	—	—	(2)

Change in the provision for claims:
Gross amount	(29)	(4)	31	68	10	32
Reinsurers' share	(3)	12	(1)	(67)	(8)	158

Change in the provision for claims, net of reinsurance	(32)	8	30	1	2	190

Total claims incurred, net of reinsurance	(11,735)	(13,684)	(13,049)	(4)	(5)	(60)

Change in long-term business provision:
Gross amount*	(3,935)	(4,104)	(7,221)
Reinsurers' share	(15)	59	221

Change in long-term business provision, net of reinsurance*	(3,950)	(4,045)	(7,000)

* The 2002 and 2001 figures for these lines have been restated (see note 4).

        The Group has reinsurance agreements with Swiss Re Group, which account for approximately 53% and 29% of the reinsurers' share of technical provisions and debtors arising out of reinsurance operations at December 31, 2003 and 2002, respectively. In addition, as a result of the sale of the UK personal lines property and casualty insurance business, the Group has reinsurance agreements with Winterthur which account for approximately 12% and 29% of the reinsurers' share of technical provisions and debtors arising out of reinsurance operations at December 31, 2003 and 2002 respectively. No other reinsurer accounts for more than 10% at either year end.

19 Land and Buildings

        The carrying value of land and buildings is made up as follows:

	December 31
	2003	2002
	(In £ Millions)
Fair value:
Freehold	6,624	6,472
Leasehold with a term of 50 years or over	4,153	4,120
Leasehold with a term of less than 50 years	188	174

Total	10,965	10,766

        The cost of land and buildings was £7,490 million and £7,617 million at December 31, 2003 and 2002, respectively. The fair value of land and buildings occupied by the Group was £181 million and £198 million at December 31, 2003 and 2002, respectively.

        The practice in the UK for long-term leases is to pay a substantial portion of the lease obligation upon initiation of the lease with insignificant annual rental payments thereafter. As such, there are no material future minimum lease commitments for long-term leases.

        Minimum future rentals to be received on non-cancelable operating leases and subleases for land and buildings for the year ended December 31, 2004 and the succeeding four years are £530 million, £514 million, £502 million, £488 million and £471 million respectively, and £6,461 million thereafter.

        At December 31, 2003, the carrying value of properties that were non-income producing for the last twelve months preceding the consolidated balance sheet date was £258 million, primarily representing properties under development.

20 Investments in Participating Interests

        The Group's investments in participating interests are as follows:

	December 31
	Cost		Carrying Value
	2003	2002	2003	2002
	(In £ Millions)
Investments in associates	23	23	9	12
Interests in joint ventures	40	52	23	37
Other participating interest	24	24	24	24

Total	87	99	56	73

        Investments in which the Group holds a participating interest and exercises significant influence are recorded as investments in associates.

        At December 31, 2003, the investments in associates comprised:

  (a)
  IfOnline plc, a company whose principal activity is mortgage intermediation. Egg plc has a 39% share in the total issued share capital of IfOnline, acquired in 2000 for £15 million. The fair value of net assets acquired was £4 million, resulting in goodwill of £11 million, which is being amortized over ten years.

  (b)
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

        The changes in investments in associates for 2003 and 2002 are as follows:

	Share of Capital	Share of Reserves	Convertible Loan	Goodwill	Total Share of Investment
	(In £ Millions)
Balance at January 1, 2002	3	(3)	1	9	10
Profit for the year after tax	—	(2)	—	—	(2)
Additions	3	—	(1)	4	6
Amortization of goodwill	—	—	—	(2)	(2)

Balance at December 31, 2002	6	(5)	—	11	12
Profit for the year after tax	—	(2)	—	—	(2)
Amortization of goodwill	—	—	—	(1)	(1)

Balance at December 31, 2003	6	(7)	—	10	9

        Interests in joint ventures are valued on a net equity basis and mainly reflect ventures with the Bank of China in Hong Kong and the Industrial Credit and Investment Corporation of India (ICICI) in India. The differences between the investments on a gross and net equity basis are not material. The other participating interest relates to the Group's 15% interest in Life Assurance Holding Corporation Limited, a holding company for UK life assurance companies.

        In addition to the participating interests shown in the table above, the Group, through its life fund property and venture capital activities, has investments that are accounted for as portfolio investments under FRS 9, "Associates and joint ventures". The Group has provided loans to a number of these investments, which amounted to £283 million and £289 million at December 31, 2003 and 2002, respectively. These amounts are shown as other loans on the consolidated balance sheets.

21 Other Financial Investments

	December 31
	Carrying Value		Cost
	2003	2002	2003	2002
	(In £ Millions)
Equity securities carried at fair value:
UK corporate:
Utilities, industrial and other	5,643	5,372	2,568	2,791
Financial services	6,879	5,848	3,582	3,500
Consumer goods and services	10,235	9,204	6,740	7,261
Other UK corporate	121	57	117	58
Overseas corporate	11,999	9,526	10,980	11,121

	34,877	30,007	23,987	24,731

Debt and other fixed income securities—carried at fair value:
UK government	3,915	2,419	3,912	2,327
US government	117	88	121	82
Local UK and foreign governments	5,008	3,955	5,000	3,640
Corporate	34,640	35,427	33,045	34,008
Mortgage backed securities	275	279	319	290
Other debt securities	631	436	772	594

	44,586	42,604	43,169	40,941

Debt and other fixed income securities—carried at amortized cost:
US government	4	4	4	4
Corporate	14,870	15,221	14,996	15,081
Mortgage backed securities	3,768	3,648	3,772	3,631
Other debt securities	1,363	1,723	1,321	1,856

	20,005	20,596	20,093	20,572

Mortgage and other loans	2,915	2,614	2,867	2,561
Loans to policyholders	716	774	716	774
Deposits with credit institutions	4,088	5,840	4,088	5,840
Other investments	2,032	1,864	1,935	1,878

Total	109,219	104,299	96,855	97,297

        The fair value of debt and other fixed income securities carried at amortized cost is analyzed as follows:

	December 31
	2003	2002
	(In £ Millions)
Debt and other fixed income securities:
US government	4	5
Corporate	15,978	15,966
Mortgage backed securities	3,850	3,837
Other debt securities	1,370	1,520

Total	21,202	21,328

        Gross unrealized gains on debt and other fixed income securities carried at amortized cost were £1,303 million and £1,341 million at December 31, 2003 and 2002, respectively. Gross unrealized losses on these securities were £106 million and £609 million at December 31, 2003 and 2002, respectively.

        All debt securities valued at amortized cost are held by long-term business operations.

        Other financial investments include investments traded on recognized investment exchanges as follows:

	December 31
	Carrying Value
	2003	2002
	(In £ Millions)
Equity securities—carried at fair value	33,584	29,129
Debt and other fixed income securities—carried at fair value	37,351	35,883
Debt and other fixed income securities—carried at amortized cost	17,322	17,672

Total	88,257	82,684

        The directors' determination of fair value for unlisted securities without a readily ascertainable market value is generally based on quoted market prices for similar securities. At December 31, 2003 and 2002, equity securities and debt and other fixed income securities without a readily ascertainable market value and having a cost of £8,176 million and £8,450 million, respectively, had an estimated fair value of £8,493 million and £8,505 million, respectively.

        For those debt and other fixed income securities valued at amortized cost where the maturity value exceeded purchase price, the unamortized difference was £199 million and £429 million at December 31, 2003 and 2002, respectively. For securities valued at amortized cost where the purchase price exceeded maturity value, the unamortized difference was £360 million and £179 million at December 31, 2003 and 2002, respectively.

        The cost and fair values of debt and other fixed income securities by contractual maturity at December 31, 2003, are shown below. Fixed maturities not due at a single maturity date have been included in the table in the final year of maturity. Expected maturities may differ from contractual maturities because some borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

	Cost	Fair Value
	(In £ Millions)
Due in one year or less	1,339	1,325
Due after one year through five years	9,349	9,396
Due after five years through ten years	19,942	20,765
Due after ten years	26,765	28,398
Mortgage-backed securities	4,319	4,367
Other	1,548	1,537

Total debt and other fixed income securities	63,262	65,788

        Approximately 46% of the carrying value of corporate debt securities are due from UK borrowers and 44% are due from US borrowers; mortgage-backed securities are due primarily from borrowers in the US.

        At December 31, 2003 and 2002, the carrying value of debt and other fixed income securities and mortgage loans which were non-income producing for the twelve months preceding the consolidated balance sheet date was not significant.

        At December 31, 2003 and 2002, mortgage loans on property with scheduled payments 60 days or more past their due date, comprised less than 1% of the total carrying value and cost of mortgage loans.

        The payment terms of mortgage loans on property may from time to time be restructured or modified. At December 31, 2003 and 2002, investments in restructured loans represented less than 1% of the carrying value of mortgage loans. At December 31, 2003 and 2002, mortgage loans which the Group believes are impaired on an individual basis represented less than 1% of the carrying value of mortgage loans. Residential mortgage loans are evaluated for impairment on a collective basis. Valuation allowances on mortgage loans represented 1% of the carrying value of mortgage loans at December 31, 2003 and 2002. Approximately 86% of the Group's mortgage loans are collateralized by properties located in the US and Canada, with the remainder being collateralized by properties located in the UK and Asia.

        In the table of Other Financial Investments, "Other investments" primarily consist of investments in limited partnerships held by Jackson National Life that invest in securities. Limited partnership income recognized by the Group was a profit of £9 million for 2003 and losses of £43 million and £33 million for 2002 and 2001, respectively. At December 31, 2003, the Group had unfunded commitments related to investments in limited partnerships totaling £216 million.

22 Assets Held to Cover Linked Liabilities

        At December 31, 2003 and 2002, the fair value of assets held to cover linked liabilities was £19,921 million and £15,763 million, respectively. The fair value of managed funds included in such assets was £4,537 million and £3,257 million at December 31, 2003 and 2002, respectively. The cost of assets held to cover the linked liabilities was £18,621 million and £17,177 million at December 31, 2003 and 2002, respectively.

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

        Fair values for long-term insurance contracts are estimated as the discounted cash flows expected to arise in the future. For UK and US contracts, discount rates of 7.4% at December 31, 2003 and 7.1% at December 31, 2002 are used. In determining these estimates, best estimate forecasts of future investment returns have been incorporated and account has been taken of recent economic conditions together with inherent uncertainty.

        Fair values for long-term borrowings are determined using published market values, where available, or contractual cash flows discounted at market rates. The carrying value of short-term borrowings approximates their fair market value.

        The difference between the carrying value and fair value of banking business assets and liabilities is not material at December 31, 2003 and 2002.

        The following table presents the carrying value and estimated fair value of all derivative financial instruments and other financial instruments for which the carrying value differs from the estimated fair value:

	December 31
	2003		Restated 2002
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In £ Millions)
Financial assets:
Debt and other fixed income securities carried at amortized cost	20,005	21,202	20,596	21,328
Mortgage loans carried at unpaid principal balances	2,416	2,603	2,060	2,183
Derivative financial instruments carried at other than fair value	244	525	328	414
Financial liabilities:
Long-term insurance contracts*	133,128	129,363	122,718	119,135
Long-term borrowings	3,103	3,311	2,310	2,445
Derivative financial instruments carried at other than fair value	66	492	80	677

*
The 2002 figures for this line have been restated (see note 4).

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

Index swap agreements

        The US Insurance Operations held high yield bond index swaps and equity index swaps for investment purposes in 2003 and 2002. These derivatives are held for investment purposes and are carried at fair value with changes in fair value included in investment returns.

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

        Realized gains from derivative contracts hedging index linked annuities that have been deferred at December 31, 2003 and 2002 were not material. There were no material realized gains or losses deferred from derivative contracts hedging anticipated purchases of investment grade bonds at December 31, 2003 or 2002.

Credit Risk

Exchange-traded futures

        Exchange-traded futures comprise a significant part of the UK Insurance Operation's financial derivatives activity. All margin accounts are guaranteed against default by the clearing facility on each applicable exchange, which enforces a system of margining to ensure that all market traders are fully capable of meeting their obligations on a daily basis. The directors feel that these exchange level controls substantially mitigate counterparty credit risk related to their investment in futures contracts.

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

25 Securities Lending

        At December 31, 2003 and 2002, the estimated fair value of loaned securities was £13,075 million and £10,308 million, respectively, consisting of equity and debt securities. These securities remain recorded in the consolidated balance sheets. Cash collateral received of £557 million and £1,544 million at December 31, 2003 and 2002, respectively, was invested in a pooled fund, and is included in the consolidated balance sheets. A related payable for the return of the cash collateral received is included in liabilities. Pledged collateral in respect of securities loaned was £13,072 million and £9,250 million at December 31, 2003 and 2002, respectively. Such pledged collateral, consisting principally of cash, securities and letters of credit, is not recorded in the consolidated balance sheets of the Group.

26 Investments in Subsidiaries

        The principal subsidiaries of the Group at December 31, 2003 were:

	Main Activity	Country of Incorporation
Egg Banking plc(1)	Banking	England and Wales
Jackson National Life Insurance Company(1)	Insurance	United States of America
M&G Investment Management Limited(1)	Investment management	England and Wales
Prudential Annuities Limited(1)	Insurance	England and Wales
The Prudential Assurance Company Limited	Insurance	England and Wales
Prudential Assurance Company Singapore (Pte) Limited(1)	Insurance	Singapore
Prudential Retirement Income Limited(1)	Insurance	Scotland

(1)
Owned by a subsidiary of the parent company.

        Each subsidiary has only one class of ordinary shares and operates mainly in its country of incorporation, except for Prudential Retirement Income Limited, which operates mainly in England and Wales. All shares are held by the Company or by a subsidiary of the Company, apart from Egg Banking plc.

        Egg Banking plc is a subsidiary of Egg plc, a subsidiary of the Company that is listed on the London Stock Exchange. The ordinary shares of Egg plc, of which there is only one class, are 79% owned by the Company and 21% owned by shareholders external to the Prudential Group.

27 Tangible Assets

        Tangible assets are principally computer equipment, software development expenditure and furniture and fixtures.

	December 31
	2003	2002
	(In £ Millions)
Cost:
Balance at beginning of year	460	553
Exchange movement	(17)	(22)
Additions	65	76
Disposals	(58)	(147)

Balance at end of year	450	460

Depreciation:
Balance at beginning of year	(264)	(312)
Exchange movement	11	12
Provided during year	(64)	(76)
Disposals	51	112

Balance at end of year	(266)	(264)

Net book value at beginning of year	196	241

Net book value at end of year	184	196

28 Borrowings

      Borrowings of the Group were as follows:

	December 31
	2003	2002
	(In £ Millions)
Parent company subordinated liabilities:
Subordinated Notes, €500 million principal amount, 5.75%, due 2021(1)	349	322
Subordinated Notes, £435 million principal amount, 6.125%, due 2031(1)	426	426
Perpetual Subordinated Capital Securities, US$1,000 million principal amount, 6.5%(1)	547	—

Total subordinated liabilities	1,322	748

Parent company and finance subsidiaries:
Bonds, US$250 million principal amount, 7.125%, due 2005(1)	140	155
Guaranteed Bonds, £150 million principal amount, 9.375%, due 2007	150	150
Bonds, £250 million principal amount, 5.5%, due 2009(1)	250	250
Bonds, £300 million principal amount, 6.875%, due 2023(1)	300	300
Bonds, £250 million principal amount, 5.875%, due 2029(1)	250	250
Long-term business operations:
Subordinated Surplus Notes, US$250 million principal amount, 8.15%, due 2027	140	155
Subordinated Guaranteed Bonds, £100 million principal amount, 8.5%, undated	100	100
Borrowings of UK Banking operation:
Subordinated Notes, £200 million principal amount, 6.875%, due 2021	202	202
Subordinated Notes, £250 million principal amount, 7.5%, due 2013	249	—

Total debenture loans	1,781	1,562

Total long-term loans	3,103	2,310
Parent company and finance subsidiaries:
Floating Rate Guaranteed Unsecured Loan Notes 2004	21	41
Short-term commercial paper	1,041	1,632
Medium Term Notes	24	25
Currency translation net liability (asset) on swap transactions	3	(4)
Non-recourse borrowings issued by investment subsidiaries managed by PPM America	214	365
Obligations under finance leases	3	3
Bank loans and overdrafts repayable on demand:
Shareholders' funds	16	1
Long-term business operations	20	—

Total borrowings	4,445	4,373

Borrowings are repayable as follows:
Within one year or on demand	1,141	1,750
Between one year and two years	157	69
Between two years and three years	—	175
Between three and four years	150	—
Between four years and five years	—	150
After five years	2,997	2,229

Total borrowings	4,445	4,373

(1)
Debenture loans issued by the parent company.

        As well as "subordinated liabilities" and "debenture loans", borrowings are classified in the consolidated balance sheets as "amounts owed to credit institutions" or as "other borrowings" depending on the nature of the borrowing. Other borrowings mainly comprise commercial paper. Amounts owed to credit institutions were as follows:

	December 31
	2003	2002
	(In £ Millions)
Bank loans and overdrafts repayable on demand	36	1
Senior collateralized revolving credit	—	75
Other senior and subordinated debt	153	217
Obligations under finance leases	3	3

Total	192	296

Repurchase Agreements

        During 2003 and 2002, Jackson National Life entered into reverse repurchase and dollar-roll repurchase agreements whereby it agreed to sell and repurchase securities. These activities have been accounted for as financing transactions, with the assets sold remaining in the consolidated balance sheets and liabilities recorded for the sales proceeds. Short-term liabilities under such agreements averaged £913 million and £243 million during 2003 and 2002, at weighted average interest rates of 0.67% and 1.43%, respectively. Interest expense on such agreements was £6 million, £4 million and £19 million in 2003, 2002 and 2001, respectively. The highest level of short-term liabilities at any month end was £1,517 million in 2003 and £347 million in 2002. There were no agreements outstanding at December 31, 2003 or 2002.

Short-term Borrowings

        Prudential has had in place an unlimited global commercial paper program since November 2001. At December 31, 2003 and 2002, Prudential had amounts outstanding under the program amounting to £1,041 million and £1,632 million respectively with average interest rates of 3.7% and 3.9% per annum respectively. The commercial paper borrowings are issued by the parent company, all of which support a short-term fixed income securities reinvestment program at December 31, 2003 and £1,212 million similarly at December 31, 2002.

        Jackson National Life, through its subsidiary Jackson Federal Savings Bank, had bank borrowings of £261 million and £239 million at December 31, 2003 and 2002, respectively. The advances are secured by mortgage loans and mortgage backed securities. These borrowings are included within banking business liabilities in the consolidated balance sheets.

        In addition, Jackson National Life has entered into stocklending arrangements. The obligations under these arrangements totaled £515 million and £1,544 million at December 31, 2003 and 2002, respectively. The amounts under these arrangements are combined with amounts under Jackson National Life's funding arrangements and shown separately in the consolidated balance sheets.

        Other short-term borrowings are primarily bank loans and overdrafts repayable on demand. Under the terms of the Group's banking arrangements with its main UK banker, the bank has a right of offset between credit balances (other than those of long-term funds) and all overdrawn balances of those Group undertakings with similar arrangements.

Long-term Borrowings

        During 2001, Prudential introduced a £5,000 million European Medium Term Note program. At December 31, 2003 subordinated debts outstanding under this programme were £435 million and €520 million and senior debt outstandings were US$18 million. €500m of the Euro-denominated notes has been swapped into borrowings of £329 million (net of £4 million issue costs) with interest payable at 6 month £ Libor plus 0.962%.

        During 2003 Prudential issued US$1,000 million of perpetual subordinated capital securities with a coupon of 6.5% to optimize its balance sheet structure and financial flexibility. Subsequently Prudential entered into an interest rate swap and is currently paying 3 month US$ Libor plus 0.80%. The proceeds of the issue were mainly used to refinance existing senior debt, primarily commercial paper.

        The surplus notes in the principal amount of US$250 million (£140 million), have been issued by Jackson National Life and are subordinate to all present and future indebtedness, policy claims and other creditor claims. Payments of interest or principal may be made only with prior regulatory approval, and only out of surplus earnings that the regulators determine to be available for payment. The surplus notes may not be redeemed at the option of Jackson National Life or any holder prior to maturity.

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

        The interests of the holders of the £450 million principal amount subordinated notes issued by Egg plc are subordinate to the entitlements of other creditors of that operation. As part of its trading activities, Egg had also issued unsubordinated debt securities totaling £1,423 million and £1,015 million and sold securities under agreements to repurchase totaling £829 million and nil at December 31, 2003 and 2002, respectively.

        Non-recourse borrowings issued by investment subsidiaries managed by PPM America, the US fund management operation, include senior and subordinated debt and in 2002 also a revolving credit facility. The senior debt represents debt which is collateralized by the investments held by the relevant investment subsidiaries. Interest rates on the senior debt are variable based on a market interest rate and range from 1.57% to 2.16% and 2.16% and 5.06% at December 31, 2003 and 2002 respectively. The interests of the holders of the subordinated debt issued by these subsidiaries are subordinate to the entitlements of the holders of the senior debt. Interest rates on the subordinated debt are fixed and range from 7.80% to 8.36% at December 31, 2003 and 2002. The terms of the revolving credit facility drawn on by these subsidiaries includes a cross default provision with the subordinated notes. In addition to the debt of these subsidiaries, PPM America manages investment companies with liabilities of £ 943 million and £1,048 million at December 31, 2003 and 2002, respectively, pertaining to debt instruments issued to external parties. In all instances the holders of the debt instruments issued by these subsidiaries and other companies do not have recourse beyond the assets of those subsidiaries.

        Jackson National Life has entered into a program of funding arrangements (European Medium Term Notes—EMTN's and Global Medium Term Notes—GMTN's) under contracts which, in substance, are almost identical to Guaranteed Investment Contracts. The liabilities under these arrangements were £3,247 million and £3,554 million at December 31, 2003 and 2002, respectively.

Credit facilities

        Prudential has access to a £1,300 million committed revolving credit facility provided by 13 major international banks, split into two equal tranches of £650 million. One half matures on June 16, 2005 and the other is annually renewable next on June 11, 2004. It also has access to a committed securities lending liquidity facility of £500 million. There have been no draw-downs under either facility since inception and hence there were no amounts outstanding at December 31, 2003.

        Prudential also maintains uncommitted credit facilities totaling £350 million. There was no amount outstanding under these facilities at December 31, 2003.

        In January 2004, letters of credit for a total of US$350 million were issued on behalf of Prudential Atlantic Reinsurance Company, Dublin, Ireland, in favor of Jackson National Life. The letters of credit cover Prudential Atlantic's obligations under a reinsurance agreement pursuant to which Jackson National Life ceded to it the guaranteed minimum death benefit coverage associated with variable annuities. The likelihood of drawing down on this facility is remote.

        The commercial paper and Medium Term Note programs mentioned earlier, and the committed revolving credit facility, committed securities lending liquidity facility and uncommitted credit facilities mentioned above are available for general corporate purposes and to support the liquidity needs of Prudential. Prudential anticipates that these programs and facilities are sufficient to meet foreseeable requirements to support shareholders' existing operations. However, to meet all of its strategic objectives, such as the funding of potential future acquisitions, Prudential may need to raise further financing which may include recourse to the equity markets. Prudential aims to maintain an appropriate debt to equity ratio.

29 Dividend Restrictions and Minimum Capital Requirements

        At December 31, 2003, the parent company had £969 million of retained profit that is wholly available for distribution to shareholders.

        Certain Group subsidiaries are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to the parent company. UK insurance companies are required to maintain solvency margins which must be supported by capital reserves and other resources, including unrealized gains on investments. Jackson National Life can pay dividends on its capital stock only out of earned surplus. Dividends which exceed the greater of 10% of Jackson National Life's statutory surplus or statutory net gain from operations for the prior year require prior regulatory approval. At December 31, 2003, the maximum amount of dividends that could be paid by Jackson National Life without prior regulatory approval was approximately US$204 million (£114 million). The Group's Asian subsidiaries, mainly the Singapore and Malaysia businesses, may remit dividends to the Group, in general, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations. At December 31, 2003, the directors believe that the Group's subsidiaries are in compliance with all applicable solvency and capital adequacy requirements.

        The Prudential Assurance Company Limited ("PAC") and Jackson National Life ("JNL") are the two principal insurance subsidiaries of the Group, which together comprise approximately 80% of total Group assets. At December 31, 2003, the PAC long-term fund's excess of assets over its required minimum solvency margin was £5,017 million and the statutory capital and surplus of Jackson National Life was US$2,999 million (£1,675 million).

30 Contingencies and Related Obligations

        Consistent with FRS 12, "Provisions, contingent liabilities and contingent assets", appropriate provision has been made in the financial statements where the Group has an obligation arising from the events or activities described below, where a realistic estimate of the obligation can be made, but not for contingent liabilities.

Litigation

        Jackson National Life has been named in civil proceedings, which appear to be substantially similar to other class action litigation brought against many life insurers in the US, alleging misconduct in the sale of insurance products. At this time, it is not possible to make a meaningful estimate of the amount or range of loss, if any, that could result from an unfavorable outcome in such actions. In addition, Jackson National Life is a defendant in individual actions that involve similar issues.

        On April 23, 2004 the Jakarta Commercial Court accepted a bankruptcy petition filed against PT Prudential Life Assurance ("the company"). The case arose as a result of PT Prudential Life Assurance recently terminating a consultancy contract for agency salesforce management, following legal advice. As a result the consultant made a claim against PT Prudential Life Assurance for approximately US$40 million and filed a bankruptcy petition in the Jakarta Commercial Court. The Court held that the company owes the consultant approximately US$165,000 and put the company into bankruptcy. The company considers, on the basis of its legal advice, that the bankruptcy petition is misconceived and will appeal the Jakarta Commercial Court's decision to the Indonesian Supreme Court.

        Under Indonesian bankruptcy law a company may be made bankrupt even when it is solvent. PT Prudential Life Assurance remains financially strong. Its risk-based capital ratio of 255% (as at December 31, 2003) compares very favorably with the 100% requirement dictated by the Indonesian Ministry of Finance.

        The Group is involved in other litigation arising in the ordinary course of business. Whilst the outcome of such matters cannot be predicted with certainty, the directors believe that the ultimate outcome of such litigation will not have a material adverse effect on the Group's financial condition, results of operations or cash flows.

Pension Mis-selling Review

        In 1988, the UK government introduced new pensions legislation intended to encourage more individuals to make their own arrangements for their pensions. During the period from April 1988 to June 1994, many individuals were advised by insurance companies, Independent Financial Advisers and other intermediaries to not join, to transfer from or to opt out of their occupational pension schemes in favor of private pension products introduced under the UK Income and Corporation Taxes Act 1988. The UK insurance regulator (previously the Personal Investment Authority, now the Financial Services Authority, "FSA") subsequently determined that many individuals were incorrectly advised and would have been better off not purchasing the private pension product sold to them. Industry participants are responsible for compensating the persons to whom private pensions were mis-sold. As a result, the FSA required that all UK life insurance companies review their potential cases of pension mis-selling and pay compensation to policyholders where necessary and, as a consequence, record a provision for the estimated costs. The Group met the requirement of the FSA to issue offers to all cases by June 30, 2002.

        Provisions in respect of the costs associated with the review have been included in the change in long-term business provision in the Group's profit and loss account and the transfer to or from the fund for future appropriations has been determined accordingly. The following is a summary of the changes in the pension mis-selling provision, for each year ended December 31:

	2003	2002	2001
	(In £ Millions)
Balance at beginning of year	730	1,065	1,475
Changes to actuarial assumptions and method of calculation	(131)	(50)	(89)
Discount unwind	21	53	89
Redress to policyholders	(56)	(292)	(273)
Payments of administrative costs	(34)	(46)	(137)

Balance at end of year	530	730	1,065

        Every year the FSA updates the actuarial assumptions to be used in calculating the provision, including interest rates and mortality assumptions. The pension mis-selling provision represents the discounted value of future expected payments, including benefit payments and all internal and external legal and administrative costs of adjudicating, processing and settling those claims. To the extent that amounts have not been paid, the provision increases each year reflecting the shorter period of discount.

        The directors believe that, based on current information, the provision, together with future investment return on the assets backing the provision, will be adequate to cover the costs of pension mis-selling as well as the costs and expenses of the Group's pension review unit established to identify and settle such cases. Such provision represents the best estimate of probable costs and expenses. However, there can be no assurance that the current provision level will not need to be increased.

        The costs associated with the mis-selling review have been met from the inherited estate. Accordingly, these costs have not been charged to the asset shares used in the determination of policyholder bonus rates. Hence policyholders' pay-out values have been unaffected by pension mis-selling.

        In 1998, Prudential stated that deducting mis-selling costs from the inherited estate would not impact its bonus or investment policy and it gave an assurance that if this unlikely event were to occur, it would make available support to the fund from shareholder resources for as long as the situation continued, so as to ensure that policyholders were not disadvantaged. The assurance was designed to protect both existing policyholders at the date it was announced, and policyholders who subsequently purchased policies while the pension mis-selling review was continuing.

        This review was completed on June 30, 2002 and consequently the assurance has not applied to new business since January 1, 2004. New business in this context consists of new policies, new members to existing pension schemes plus regular and single premium top-ups, transfers and switches to existing arrangements. The assurance will continue to apply to any policy in force at December 31, 2003, both for premiums paid before January 1, 2004 and for subsequent regular premiums (including future fixed, retail price index or salary related increases and Department of Work and Pensions rebate business). The maximum amount of capital support available under the terms of the assurance will reduce over time as claims are paid on the policies covered by it.

        The bonus and investment policy for each type of with-profits policy is the same irrespective of whether or not the assurance applies. Hence removal of the assurance for new business has had no impact on policyholder returns and this is expected to continue for the foreseeable future.

Free Standing Additional Voluntary Contribution Business Review

        In February 2000, the FSA ordered a review of Free Standing Additional Voluntary Contribution business, which constitutes sales of personal pensions to members of company pension schemes. Individuals who purchased these pensions instead of the Additional Voluntary Contributions (AVC) scheme connected to their company's pension scheme may have been in a better financial position investing their money, and any matching contributions from their employers, in their company's AVC scheme. The FSA's review was to ensure that any employees disadvantaged due to not being properly informed of the benefits foregone from not investing in their AVC scheme were compensated.

        The review required companies to identify relevant investors and to contact them with an offer to review their individual case. Prudential met an interim deadline set by the FSA to issue offers to all cases by December 31, 2002. As a result of the review, Prudential held a provision of £2 million as of December 31, 2003.

Mortgage Endowment Products Review

        In common with several other UK insurance companies, the Group used to sell low-cost endowment products related to repayment of residential mortgages. At sale, the initial sum assured is set at a level such that the projected benefits, including an estimate of the annual bonus receivable over the life of the policy, will equal or exceed the mortgage debt. Because of a decrease in expected future investment returns since these products were sold, the FSA is concerned that the maturity value of some of these products will be less than the mortgage debt. The FSA has worked with insurance companies to devise a programme whereby the companies write to customers indicating whether they may have a possible shortfall and outline the actions that the customers can take to prevent this possibility.

        The Group's main exposure to mortgage endowment products is in respect of policies issued by Scottish Amicable Life plc (SAL) and policies issued by Scottish Amicable Life Assurance Society (SALAS) and transferred into the Scottish Amicable Insurance Fund (SAIF). The FSA issued a report in March 2001 raising concerns regarding the conduct of sales of these products by tied agents of SAL and in March 2003 it fined SAL £750,000 in respect of cases where advisers did not place appropriate emphasis on identifying whether a customer was prepared to take the risk that their mortgage might not be repaid at the end of the term. A provision of £25 million was made in 2001 in SAL for cases that may require redress. At December 31, 2003, the provision was £8 million. At the FSA's request, wording is also being included (for a period of one year) in the annual re-projection letters issued to policyholders of both SAL and SAIF, whose policy was sold to them by tied agents of SALAS, inviting them to respond if they feel that the policy was mis-sold. In anticipation of the response to these letters, a provision of £31 million was set up in SAIF at December 31, 2003. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, this provision has no impact on shareholders. Scottish Amicable withdrew from the mortgage endowment product market in April 2001 and disbanded its network of tied agents in October 2001.

        Compensation of £11 million in respect of mis-sold endowment products was paid in 2003 by Prudential Assurance's main with-profits fund and a further provision of £34 million was established in the fund at December 31, 2003. This provision has no impact on the Group's profit before tax.

Guaranteed Annuities

        Prudential Assurance used to sell guaranteed annuity products in the UK and held a provision of £35 million at December 31, 2003, within the main with-profits fund to honor guarantees on these products. The Group's main exposure to guaranteed annuities in the UK is through the Scottish Amicable Insurance Fund ("SAIF") and a provision of £649 million was held in SAIF at December 31, 2003, to honor the guarantees. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, this provision has no impact on shareholders. For a more complete description of SAIF, see "Support of long-term business funds from shareholders' funds" in this Note 30.

Guarantees and Commitments

        Guarantee funds in both the UK and US provide for payments to be made to policyholders on behalf of insolvent life insurance companies. These guarantee funds are financed by payments assessed on solvent insurance companies based on location, volume and types of business. Prudential estimated its reserve for future guarantee fund assessments for Jackson National Life to be £26 million at December 31, 2003. Similar assessments for the UK businesses were not significant. The directors believe that the reserve is adequate for all anticipated payments for known insolvencies.

        Jackson National Life has commitments for future payments related to equity index call options totaling £12 million as at December 31, 2003. These commitments are accounted for on a deferred basis and therefore are off-balance sheet. The commitments were entered into in the normal course of business to hedge obligations associated with the issuance of equity index-linked immediate and deferred annuities and fall due for payment over the next four years.

        Jackson National Life has unfunded commitments related to its investments in limited partnerships totaling £216 million at December 31, 2003. These commitments were entered into in the normal course of business and the directors do not expect a material adverse impact on the operations to arise from them.

        The Group has provided, from time to time, certain guarantees and commitments to third parties including funding the purchase or development of land and buildings and other related matters. At December 31, 2003, the aggregate amount of commitments and guarantees in respect of land and buildings was approximately £51 million.

        The Group has provided, from time to time, other guarantees and commitments to third parties entered into in the normal course of business but the directors do not consider that the amounts involved are significant.

Other Matters

Prudential Assurance's inherited estate

        The assets of the main with-profits fund within the long-term fund of Prudential Assurance comprise the amounts that the company expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the with-profits fund is equal to the policyholders' accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the with-profits fund is called the "inherited estate" and has accumulated over many years from various sources.

        The inherited estate represents the major part of the working capital of Prudential Assurance's long-term fund which enables the company to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund's assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

        The Group believes that it would be beneficial if there were greater clarity as to the status of the inherited estate and therefore it has discussed with the Financial Services Authority the principles that would apply to any re-attribution of the inherited estate. No conclusions have been reached. Furthermore, the Group expects that the entire inherited estate will need to be retained within the long-term fund for the foreseeable future to provide working capital and so it has not considered any distribution of the inherited estate to policyholders and shareholders.

Support of long-term business funds from shareholders' funds

        As a proprietary insurance company, the Group is liable to meet its obligations to policyholders even if the assets of the long-term funds are insufficient to do so. The assets, represented by the fund for future appropriations, in excess of amounts expected to be paid for future terminal bonuses and related shareholder transfers ("excess assets") in the long-term funds could be materially depleted over time, by, for example, a significant or sustained equity market downturn, costs of significant fundamental strategic change, or a material increase in the pension mis-selling provision. In the unlikely circumstance that the depletion of the excess assets within the long-term fund was such that the Group's ability to satisfy policyholders' reasonable expectations was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders' funds to the long-term funds to provide financial support.

        In 1997, the business of Scottish Amicable Life Assurance Society, a mutual society, was transferred to Prudential Assurance ("PAC"). In effecting the transfer, a separate sub-fund, the Scottish Amicable Insurance Fund ("SAIF"), was established within PAC's long-term business fund. This sub-fund contains all the with-profits business and all other pension business that was transferred. No new business has been or will be written in the sub-fund and the sub-fund is managed to ensure that all the invested assets of SAIF are distributed to SAIF policyholders over the lifetime of the SAIF policies. With the exception of certain amounts in respect of the unitized with-profits life business, all future earnings arising in SAIF are retained for existing SAIF with-profits policyholders. Any excess (deficiency) of revenue over expense within SAIF during a period is offset by a transfer to (from) the SAIF fund for future appropriations. Shareholders have no interest in the profits of SAIF, but are entitled to the investment management fees paid on this business. With the exception of certain guaranteed annuity products mentioned earlier in this note, the majority of SAIF with-profits policies do not guarantee minimum rates of return to policyholders. See Note 31 for an analysis of assets, liabilities, revenues and expenses of SAIF included in the consolidated financial statements.

        Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the Prudential Assurance long-term fund would be liable to cover any such deficiency. As of December 31, 2003, the excess of SAIF assets over guaranteed benefits was £1,404 million. Due to the quality and diversity of the assets in SAIF, the aforementioned amounts of the excess of assets over guaranteed benefits and the ability of SAIF to revise guaranteed benefits in the event of an asset shortfall, the directors believe that the probability of either the Prudential Assurance long-term fund or the Group shareholders' funds having to contribute to SAIF is remote.

31 Supplemental Information

Cash Flows

        The following supplemental cash flows information provides details of amounts in the consolidated statement of cash flows from general business and shareholders' funds and reconciles the cash amounts to the consolidated balance sheets:

Reconciliation of operating profit to net cash inflow from operations	2003	Restated 2002	Restated 2001
	(In £ Millions)
Operating profit before amortization of goodwill and exceptional items and before tax (based on long-term investment returns)*	357	449	626
Add back: interest charged to operating profit	234	233	188
Adjustments for non-cash items:
Tax on long-term business profits*	(154)	(172)	(233)
Amounts retained and invested in long-term business operations	(242)	(553)	(534)
Increase in net banking business assets	(223)	(72)	36
Other items*	116	146	12

Net cash inflow from operations as shown on the consolidated statements of cash flows from general business and shareholders' funds	88	31	95

*
The 2002 and 2001 figures for these lines have been restated (see note 4).

Changes in investments net of financing	2003	2002	2001
	(In £ Millions)
Movements arising from cash flows:
Increase (decrease) in cash and short-term deposits as shown on the consolidated statements of cash flows	481	26	(1,125)
Net (sales) purchases of portfolio investments	(149)	(83)	1,777
Increase in loans	(829)	(86)	(640)
Movement in credit facility utilized by investment subsidiaries managed by PPM America	151	165	(404)
Share capital issued	(30)	(40)	(42)

Total movements arising from cash flows	(376)	(18)	(434)
Investment appreciation (depreciation)	14	2	(71)
Investments and cash acquired with purchase of businesses	—	1	—
Foreign exchange translation and other	(122)	(83)	(7)
Transfer to retained profit in respect of shares issued in lieu of cash dividends	27	23	20
Portfolio investments, net of financing, at beginning of year	(1,541)	(1,466)	(974)

Portfolio investments, net of financing, at end of year	(1,998)	(1,541)	(1,466)

Represented by:
Investments (including short-term deposits)	2,271	2,736	2,805
Cash at bank and in hand	410	332	193
Borrowings	(4,185)	(4,118)	(3,990)
Cumulative charge to Group profit and loss account reserve in respect of shares issued to qualifying employee share ownership trust	159	159	159
Share capital and share premium	(653)	(650)	(633)

Portfolio investments, net of financing, end of year	(1,998)	(1,541)	(1,466)

Reconciliation of investments
General business and shareholder investments (as above)	2,271	2,736	2,805
Long-term business	117,913	112,329	117,010
Investments in participating interests	56	73	87

Total investments in the consolidated balance sheets	120,240	115,138	119,902

Reconciliation of cash
General business and shareholders (as above)	410	332	193
Long-term business	811	783	1,243

Total cash at bank and in hand in the consolidated balance sheets	1,221	1,115	1,436

Reconciliation of borrowings
General business and shareholders (as above)	4,185	4,118	3,990
Long-term business	260	255	849

Total borrowings	4,445	4,373	4,839

        The following table provides a summary of the items comprising the net cash flows relating to acquisitions and disposals:

	2003	2002	2001
	(In £ Millions)
Net assets (disposed of) acquired after expenses and tax:
Goodwill on acquisitions	—	8	171
Amounts retained in long-term business operations	(27)	—	2
Cash and short-term deposits	—	1	—
Other net assets	—	(7)	9

Total net assets (disposed of) acquired	(27)	2	182
Cash consideration received (paid)	27	340	(182)

Net impact on shareholders' funds	—	342	—

Scottish Amicable Insurance Fund (SAIF)

        The following supplemental information provides details relating to SAIF. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund.

        Assets and liabilities included in the consolidated balance sheets with respect to SAIF are as follows:

	December 31
	2003	2002
	(In £ Millions)
Assets
Investments:
Land and buildings	1,495	1,522
Other financial investments	11,589	10,811

Total investments	13,084	12,333
Reinsurers' share of technical provisions for linked liabilities	1,671	1,441
Reinsurers' share of long-term business technical provision	5	5
Debtors	27	23
Cash at bank and in hand	108	57
Accrued interest and rent	93	107
Deferred acquisition costs	81	106
Other prepayments and accrued income	5	7

Total assets	15,074	14,079

Liabilities
Fund for future appropriations(1)	1,404	437
Long-term business technical provision	11,710	12,007
Technical provisions for linked liabilities	1,671	1,441
Deferred tax	87	11
Intragroup loans	100	100
Other creditors	101	82
Accruals and deferred income	1	1

Total liabilities	15,074	14,079

(1)
Wholly attributable to, but not allocated to, policyholders.

        Revenues and expenses included in the consolidated long-term business technical accounts with respect to SAIF are as follows:

	2003	2002	2001
	(In £ Millions)
Gross premiums	393	450	479
Reinsurance premiums accepted (ceded)	41	(205)	(99)

Earned premiums, net of reinsurance	434	245	380
Claims incurred, net of reinsurance	(1,288)	(1,099)	(1,124)
Change in long-term technical provisions, net of reinsurance	297	263	(73)
Investment returns	1,591	(855)	(408)
Net operating expenses	(69)	(136)	(122)
Foreign exchange gains	138	117	23
Tax attributable to long-term business	(138)	88	56
Transfer (to) from the SAIF fund for future appropriations	(965)	1,377	1,268

Balance on long-term technical accounts	—	—	—

UK Banking Operations (Egg)

        The following supplemental information provides details relating to the net operating loss before tax included in the consolidated profit and loss accounts in respect of UK banking operations:

	2003	2002	2001
	(In £ Millions)
Interest income:
Loans and advances to customers	470	376	312
Debt securities	177	189	188
Other	184	100	105

	831	665	605

Interest expense:
Customer accounts	(239)	(268)	(313)
Other	(323)	(173)	(146)

	(562)	(441)	(459)

Net interest income	269	224	146
Other operating income	155	103	43

Operating income	424	327	189
Administrative expenses	(288)	(234)	(185)
Provision for bad and doubtful debts	(137)	(85)	(68)
Other expenses	(33)	(28)	(24)

Net operating loss before tax	(34)	(20)	(88)

        Assets, liabilities and shareholders' funds included in the consolidated balance sheets with respect to the UK banking operations are as follows:

	December 31
	2003	2002
	(In £ Millions)
Assets:
Loans and advances to banks	330	239
Loans and advances to customers	6,718	5,546
Debt securities	4,157	4,268
Other banking assets	449	473

Total banking assets	11,654	10,526
Other assets	41	39

Total	11,695	10,565

Liabilities:
Customer accounts	6,452	8,016
Debt securities issued	1,423	1,015
Securities sold under agreements to repurchase	829	—
Deposits by banks	1,610	501
Other banking liabilities	473	350

Total banking liabilities	10,787	9,882
Debenture loans	451	202
Other liabilities, including tax	23	20

	11,261	10,104
Shareholders' funds
Group share	348	369
Minority interests	86	92

Total	11,695	10,565

32 Pension Plans and Information on Staff

      The following is an analysis of the Group's pension expense:

	2003	2002	2001
	(In £ Millions)
Defined benefit plans	32	34	37
Defined contribution plans	16	13	11

Total pension expense	48	47	48

        The Group has chosen not to fully implement FRS 17 "Retirement benefits" for the 2003 financial statements. Pension costs shown above have been determined applying the principles of SSAP 24 "Pension costs". These costs include £12 million, £11 million and £9 million for 2003, 2002 and 2001 respectively, relating to pension plan expenses outside of the UK.

        The Group operates a number of pension schemes around the world. The specific features of these plans vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded wholly by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest scheme is the UK defined benefit plan, Prudential Staff Pension Scheme (PSPS). On the FRS 17 basis of valuation described below, 91% of the liabilities of the Group defined benefit schemes are accounted for within PSPS.

        PSPS has assets held in separate trustee administered funds and was last subject to full triennial actuarial valuation as at April 5, 2002, by P N Thornton, a qualified actuary and a partner in the firm of Watson Wyatt Partners. The principal actuarial assumptions adopted were investment return 6.6% per annum, pensionable earnings growth 4.5% per annum, increases to pensions in payment 2.5% per annum and dividend growth 3.5% per annum.

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

        The position at December 31, 2003, applying the methodology used for the valuation at April 5, 2002, has not been calculated and no external advice has been taken in this regard. The directors believe that the funding level is expected to have reduced since the time of the 2002 valuation from the 110 per cent level, but an update of the valuation results to December 31, 2003 would be expected to reveal a more balanced funding level than the FRS 17 balance sheet disclosure (see below) suggests. This is primarily as a result of adopting an investment return assumption for funding which is based on the long-term expected returns on the assets held by the Scheme, rather than bond assumptions prescribed by FRS 17.

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

FRS 17 Basis Disclosure

        Using external actuarial advice provided by Watson Wyatt Partners for the valuation of PSPS and by Aon Limited for the M&G scheme, and internal advice for the Scottish Amicable scheme, the most recent full valuations have been updated to December 31, 2003, applying the principles prescribed by FRS 17.

        The key assumptions adopted for the FRS 17 basis valuations were:

	December 31
	2003	2002
Price inflation	2.70%	2.25%
Rate of increase in salaries	4.70%	4.25%
Rate of increase in present and future pensions	2.70%	2.25%
Rate used to discount scheme liabilities	5.40%	5.50%

        The assets in the schemes and the expected rates of return were:

	December 31, 2003		December 31, 2002
	Assets	Long-term expected rate of return	Assets	Long-term expected rate of return
	(In £ Millions)		(In £ Millions)
Equities	2,671	7.75%	2,501	8.00%
Bonds	639	5.00%	473	5.00%
Properties	564	7.00%	536	7.75%
Other assets	116	4.00%	60	4.00%

Total value of assets	3,990	7.10%	3,570	7.50%

        The long-term expected rates of return have been determined after applying due consideration to the requirements of paragraph 54 of FRS 17, in particular, taking account of the values of the assets and equity market levels at the balance sheet dates.

        The present value of the liabilities of the three schemes at December 31, 2003, was £4,592 million (December 31, 2002 £4,117 million). The resulting scheme deficit arising from the excess of liabilities over assets at December 31, 2003, comprised £457 million attributable to the with-profits funds of The Prudential Assurance Company Limited (PAC) and £145 million attributable to shareholder operations. At December 31, 2002, the resulting scheme deficit comprised £426 million attributable to the PAC with-profits fund and £121 million attributable to shareholder operations.

        The movements in the difference between scheme assets and liabilities were:

	December 31,
	2003	2002
	(In £ Millions)
Current service cost	(62)	(65)
Contributions	32	34
Other finance income	39	88
Actuarial losses	(64)	(1,189)

Net reduction	(55)	(1,132)

        Movements on the pension scheme liability attributable to shareholder operations that would have been recognized in the Group's primary statements, had FRS 17 been implemented, are as follows:

	Net pension liability attributable to shareholders January 1, 2003	Profit and loss account charge attributable to shareholders (note a)	Actuarial losses attributable to shareholders (note b)	Contributions paid by shareholder operations	Net pension liability attributable to shareholders December 31, 2003
	(In £ Millions)
Gross of tax liability	(121)	(12)	(23)	11	(145)
Related deferred tax asset	36	4	7	(3)	44

Net of tax liability	(85)	(8)	(16)	8	(101)

(a)
Profit and loss charge attributable to shareholders

        This comprises:

	2003	2002
	(In £ Millions)
Operating charge (all current service cost)	(62)	(65)
Finance income (expense):
Interest on pension scheme liabilities	(222)	(212)
Expected return on pension scheme assets	261	300

	39	88

Total profit and loss account (charge) credit	(23)	23
Less: amount attributable to PAC with-profits fund(1)	11	(24)

Profit and loss account charge attributable to shareholders	(12)	(1)

(1)
Since shareholder profits in respect of the PAC with-profits fund are a function of the actuarially determined surplus for distribution, the overall profit and loss account result is not directly affected by the level of pension cost or other expenses.

(b)
Actuarial losses attributable to shareholders

        This comprises the losses charged to the statement of total recognized gains and losses, after adjustment for the amounts attributable to the PAC with-profit funds, as follows:

	2003	2002
	(In £ Millions)
Actual less expected return on pension scheme assets (8% and 26% of pension scheme assets)	311	(932)
Experience losses on scheme liabilities (0% and 1% of the present value of scheme liabilities)	(3)	(38)
Changes in assumptions underlying the present value of scheme liabilities	(372)	(219)

Total actuarial loss (1% and 29% of the present value of scheme liabilities)	(64)	(1,189)
Less: amounts attributable to the PAC with-profits fund	41	914

Pre-tax impact on the statement of total recognized gains and losses attributable to shareholders	(23)	(275)
Related deferred tax	7	82

Net amount attributable to shareholders' funds	(16)	(193)

        Movements on the pension scheme liability attributable to the PAC with-profits fund that would have been recognized in the Group's primary statements, had FRS 17 been implemented, are as follows:

	Net pension liability attributable to PAC with-profits fund January 1, 2003	Charge to long-term technical account attributable to PAC with-profits fund	Actuarial losses attributable to PAC with-profits fund	Contributions paid by PAC with-profits fund	Net pension liability attributable to PAC with-profits fund December 31, 2003
	(In £ Millions)
Gross of tax liability	(426)	(11)	(41)	21	(457)
Related deferred tax asset	46	1	1	(2)	46

Net of tax liability	(380)	(10)	(40)	19	(411)

A comparison of FRS 17 basis results with results on SSAP 24 basis adopted for the 2003 financial statements is as follows:

Balance sheet	December 31, 2003 SSAP 24 basis As published		December 31, 2003 FRS 17 basis Memorandum information	December 31, 2002 SSAP 24 basis As primary financial statements		December 31, 2002 FRS 17 basis Memorandum information
	(In £ Millions)
Pension scheme liability attributable to shareholders and PAC with-profits fund (net of related deferred tax)	Nil	(1)	(512)	Nil	(1)	(465)
Fund for future appropriations	12,646		12,235	7,663		7,283
Shareholders' funds	3,278		3,177	3,613		3,528

(1)
Surplus on actuarial basis of valuation not recognized due to minimum contribution requirement under Scheme rules.

Profit and loss account	2003 SSAP 24 basis As primary financial statements	2003 FRS 17 basis Memorandum information
	(In £ Millions)
Pension costs charged to technical accounts and non-technical account for defined benefit and defined contribution schemes	(48)	(39)
Tax charge attributable to long-term business charged to the long-term technical account	(828)	(829)
Transfer to fund for future appropriations charged to the long-term technical account	(5,021)	(5,030)
Operating profit before amortization of goodwill	357	356

Information on Staff

        The average numbers of staff employed by the Group during the year were:

	2003	2002	2001
UK and Europe Operations	11,473	12,687	15,816
US Operations	2,742	2,661	2,580
Asian Operations	6,797	5,741	4,361

Group total	21,012	21,089	22,757

        The costs of employment were:

	2003	2002	2001
	(In £ Millions)
Wages and salaries	710	678	734
Social security costs	54	51	61
Other pension costs	48	47	48

Group total	812	776	843

33 Directors' Transactions

      Directors' transactions are set out below:

	Number of Persons	£000
Mortgages and other borrowings from Egg plc at December 31, 2003	4	311

        These transactions are on normal commercial terms and in the ordinary course of business.

34 Stock-based Compensation

        The Group maintains five main stock award and stock option plans: the Restricted Share Plan; the Share Participation Plan; the Managers' Share Plan; the Professional Reward Scheme; and the Savings-Related Share Option Scheme.

        The Restricted Share Plan is the Group's long-term incentive plan for executive directors and other senior executives. Each year participants are granted a conditional option to receive a number of shares. There is a deferment period, currently three years, at the end of which the award vests to an extent that depends on the performance of the Group's stock including notional reinvested dividends and on the Group's underlying financial performance. After vesting, the award may then be exercised at zero cost at any time, subject to closed period rules, in the balance of a ten year period. Shares are purchased in the open market by a trust for the benefit of qualifying employees. Currently, the trust holds at least the maximum number of shares conditionally awarded and not yet forfeited or exercised. The Restricted Share Plan replaced the Executive Share Option Scheme in 1995 although options remain outstanding under this prior plan for exercise no later than 2005.

        The Share Participation Plan was designed to encourage share ownership amongst senior executives and to provide rewards based upon various performance factors of the Group. Each year, participants were offered the choice of a cash award, a matching share award if cash or shares to the value of the cash award were lodged, or a combination of 50% of each. Share awards vested after five years for executive directors of Prudential plc and three years (formerly five years) for all other eligible employees and were transferred to the participants at no additional cost. Ordinary shares for share awards were purchased in the open market by a trust, which held them during the vesting period for the benefit of qualifying employees. No new awards under this plan were made after 1999.

        The Managers' Share Plan was offered to a selected group of managers of the Group in order to acknowledge their contribution and to promote alignment with the interests of the Group's shareholders. The size of the awards was based on an assessment of overall Group performance. Participants received annual share awards that vested after a three-year period. After vesting, awards were transferred to participants at no cost. Ordinary shares for share awards were purchased in the open market by a trust, which held them during the vesting period for the benefit of qualifying employees. No new awards under this Plan were made after 1998.

        The Professional Reward Scheme was designed to reward certain high performing members of the salesforce with both share options and share awards. Based on specified sales level criteria, participants were granted both share options and share awards annually that vested after a three-year period. After vesting, participants received immediate title to share awards and were able to exercise their stock options at any time over the next seven years. Ordinary shares for share awards and grant of options were purchased in the open market by a trust, which held them during the vesting period for the benefit of qualifying employees. No new options or awards were granted under this Scheme after 2001 due to the closure of the salesforce.

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

        In addition, Egg maintains two stock-based compensation plans, the Egg Restricted Share Plan and the Egg Employee Share Options Plan. Both plans are based on shares in Egg plc, not Prudential plc. At December 31, 2003, 24.7 million share awards relating to these plans were outstanding. Any compensation expense relating to these plans is included in the Egg result.

        At December 31, 2003, 9.5 million shares in Prudential plc, with a market value of £45 million, were held in various trusts established by the Group to facilitate the delivery of shares under the stock-based compensation plans. 3.9 million of the 9.5 million shares were held by trusts under employee incentive plans and have been accounted for in the consolidated balance sheets as own shares. Shares held in these trusts are conditionally gifted to employees. The employees' entitlements to dividends and eventual distribution depend upon the particular terms of each incentive plan. The carrying value of the shares is £17 million. In addition, at December 31, 2003, 5.6 million shares were held by a qualifying employee share ownership trust. The expected weighted average exercise price of options outstanding in respect of these shares is £2.98 per share. The shares are valued at the amount of expected proceeds and are carried at £17 million as an asset in the consolidated balance sheets.

        Share options outstanding under the Group's share-based compensation plans during 2003, 2002 and 2001 were as follows:

	2003		2002		2001
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
	(Millions)	£	(Millions)	£	(Millions)	£
Options outstanding:
Beginning of year	16.5	3.71	19.3	5.25	25.2	4.84
Granted	12.5	2.49	12.1	3.62	5.7	5.41
Exercised	(0.9)	3.09	(4.8)	4.67	(7.9)	3.90
Forfeited/Expired	(9.7)	4.01	(10.1)	6.06	(3.7)	5.17

End of year	18.4	2.76	16.5	3.71	19.3	5.25

Options immediately exercisable, end of year	0.9	3.21	2.0	4.05	3.7	4.74

        Share awards outstanding under the Group's share-based compensation plans at December 31, 2003, 2002 and 2001 were as follows:

	Number of Awards
	2003	2002	2001
	(In £ Millions)
Share awards outstanding:
Beginning of year	0.7	0.4	1.0
Granted	0.7	0.4	0.1
Exercised	—	(0.1)	(0.7)

End of year	1.4	0.7	0.4

        At December 31, 2003, the weighted average contractual life of outstanding awards was 2.1 years.

        The following table provides a summary of the range of exercise prices for options outstanding at December 31, 2003:

	Options Outstanding
				Options Exercisable
		Weighted Average Remaining Contractual Life
	Number Outstanding		Weighted Average Exercise Prices	Number Exercisable	Weighted Average Exercise Prices
	(Millions)	(Years)	(£)	(Millions)	(£)
Range of exercise prices
Between £0 and £1	3.1	7.9	0.00	0.1	0.00
Between £1 and £2	—	—	—	—	—
Between £2 and £3	9.5	3.3	2.80	0.1	2.96
Between £3 and £4	4.1	2.5	3.49	0.6	3.18
Between £4 and £5	0.2	0.5	4.26	0.0	4.32
Between £5 and £6	0.5	1.6	5.48	—	—
Between £6 and £7	0.7	1.0	6.16	—	—
Between £7 and £8	0.3	1.1	7.37	0.1	7.34
Between £8 and £9	—	—	—	—	—
Between £9 and £10	0.0	5.7	9.46	0.0	9.46

	18.4	3.7	2.76	0.9	3.21

        There were options outstanding under executive share option schemes and under savings-related share option schemes to subscribe for 15.8 million shares, at prices ranging from £2.80 to £7.59 at December 31, 2003. At December 31, 2002, there were options to subscribe for 13.6 million shares at prices ranging from £2.96 to £7.59. All share options outstanding at December 31, 2003, were exercisable no later than 2010.

35 Restructuring Provision

        Restructuring costs are charged within operating expenses in the long-term business technical account, the general business technical account or the non-technical account, as appropriate.

UK and Europe Insurance Operations

        In September 2002, Prudential announced plans to establish an offshore service center in India to improve customer contact service levels for its UK and Europe Insurance Operations customers and to achieve further cost savings to those announced in November 2001. The new processing center opened in May 2003 and is expected to be fully operational later this year. The initiative is expected to incur a restructuring charge of approximately £26 million, £19 million being borne by Prudential Assurance's long-term fund and £7 million by shareholders' funds. Of this £26 million, £10 million was charged to net operating expenses in the long-term business technical section of the profit and loss account in 2002, £7 million being borne by Prudential Assurance long-term fund and £3 million by shareholders' funds. During 2003, a further £8 million was charged to net operating expenses, £6 million being borne by Prudential Assurances long-term fund and £2 million by shareholders' funds. Of this £8 million, £ 5 million related to termination and redundancy costs and £3 million to other transition and system costs. An additional £5 million of property costs were capitalized during 2003. The £3 million expenditure outstanding relates to remaining transition and system related costs. As of December 31, 2003, £8 million of these costs had been paid, including the £5 million capitalized. Of the £15 million remaining to be paid, £14 million relates to termination and redundancy costs and £1 million relates to property costs. As part of this restructuring, Prudential plans to make 885 jobs redundant of which 700 affected staff have been notified and 170 redundancies have been completed.

        In February 2001, Prudential announced the restructuring of the direct salesforce and customer service channels of its UK and Europe Insurance Operations. In November 2001, Prudential announced further details of changes to the future structure of those operations, in particular the intention to pursue a single brand strategy for life and pensions business including the integration of its Scottish Amicable operations under the Prudential brand. The changes also included a simplification of the organizational structure and plans for a significant reduction in operating costs. The total cost up to December 31, 2002 of this restructuring was £228 million, of which £221 million had been charged to net operating expenses in the long-term business technical section of the profit and loss account (£28 million in 2002 and £193 million in 2001), and £7 million charged to net operating expenses in the general business technical section (all in 2001). £169 million of the total costs was borne by Prudential Assurances long-term fund and £59 million by shareholders' funds.

        During 2003, there were further costs of £32 million, of which £23 million was borne by the long-term fund and £9 million by shareholders' funds. The total cost up to December 31, 2003 of £260 million comprised termination and redundancy costs of £106 million, branch closures and other property-related charges of £54 million, and other transition and systems-related costs of £100 million. As of December 31, 2003, £195 million of these costs had been paid. Of the remaining £65 million, £19 million was for termination and redundancy costs, £43 million was for branch closures and property-related charges and £3 million was for other transition and systems-related costs. As part of these restructurings, Prudential planned to make 4,000 jobs redundant, of which approximately 3,800 had been notified and of which approximately 3,700 were completed by December 31, 2003. The restructuring is expected to be completed by the end of 2005.

36 Summary of Material Differences between UK Generally Accepted Accounting Practice and US Generally Accepted Accounting Principles

        The Group's consolidated financial statements are prepared in accordance with UK GAAP. These accounting practices differ in certain material respects from generally accepted accounting principles in the US ("US GAAP"). Information related to the nature and effect of such differences is set forth in the following tables and narrative descriptions thereafter. The reconciliation tables present an analysis of the material differences affecting both the with-profits funds and other operations. See Note 37 for presentation of condensed consolidated US GAAP financial statements.

Reconciliation to US GAAP

        The approximate effects on consolidated profit and loss of the differences between UK GAAP and US GAAP, including a breakdown of the US GAAP adjustments between with-profits funds and other operations, are as follows:

	2003			2002			2001
	With- Profits Funds	Other Operations	Total	With- Profits Funds	Other Operations	Total	With- Profits Funds	Other Operations	Total
				(In £ Millions)
Consolidated profit for the financial year in accordance with UK GAAP*			208			468			395

US GAAP adjustments:
Business acquisitions and investments in associates	(57)	96	39	(3)	95	92	(90)	(29)	(119)
Restructuring charges	(1)	(1)	(2)	(11)	(7)	(18)	17	9	26
Investments:
Real estate	(438)	(5)	(443)	(103)	—	(103)	81	—	81
Securities	(71)	(94)	(165)	(336)	(45)	(381)	73	(3)	70
Mortgage and other loans	(8)	—	(8)	(10)	(2)	(12)	19	—	19
Derivative instruments:
Investment results	2	119	121	(32)	(204)	(236)	—	(165)	(165)
Cumulative effect of change in accounting principles (gross of tax), see pages F-133 and F-134	—	—	—	—	—	—	—	(193)	(193)
Long-term business:
Revenue and expense recognition*	(229)	(261)	(490)	(170)	(221)	(391)	(449)	(102)	(551)
Deferred acquisition costs	41	139	180	202	41	243	357	(2)	355
Policy liabilities	962	32	994	(3,287)	266	(3,021)	329	121	450
Reversal of transfer to (from) FFA	4,056	—	4,056	(4,143)	—	(4,143)	(6,487)	—	(6,487)
Provision for policyholders' share of earnings and losses on with-profits business in excess of cost of policyholder bonuses declared	(3,753)	—	(3,753)	6,956	—	6,956	5,132	—	5,132
Equalization provision	—	—	—	—	(40)	(40)	—	2	2
Profit on disposals	—	38	38	—	—	—	—	—	—
Pension plans	(35)	(16)	(51)	73	14	87	73	16	89
Stock-based compensation	—	1	1	1	3	4	(1)	(5)	(6)
Accounting for income taxes	—	—	—	—	(13)	(13)	—	13	13
Deferred tax effect of the above adjustments	(52)	(8)	(60)	90	61	151	375	106	481

Total US GAAP adjustments*	417	40	457	(773)	(52)	(825)	(571)	(232)	(803)

Consolidated net income (loss) in accordance with US GAAP			665			(357)			(408)

*
The 2002 and 2001 figures for these lines have been restated (see note 4).

        The approximate effects on consolidated shareholders' funds of the differences between UK GAAP and US GAAP, including a breakdown of the US GAAP adjustments between with-profits funds and other operations as of December 31 are as follows:

	2003			2002
	With- Profits Funds	Other Operations	Total	With- Profits Funds	Other Operations	Total
	(In £ Millions)
Consolidated shareholders' funds in accordance with UK GAAP*			3,278			3,613

US GAAP adjustments:
Business acquisitions and investments in associates	179	461	640	243	366	609
Restructuring charges	5	3	8	6	4	10
Investments:
Real estate	(4,482)	(5)	(4,487)	(4,043)	—	(4,043)
Securities	—	1,180	1,180	—	732	732
Mortgage and other loans	(47)	(2)	(49)	(39)	(2)	(41)
Derivative instruments	(8)	(335)	(343)	(10)	(495)	(505)
Long-term business:
Revenue and expense recognition*	(1,636)	(848)	(2,484)	(1,498)	(615)	(2,113)
Deferred acquisition costs	1,486	6	1,492	1,475	128	1,603
Policy liabilities	3,975	333	4,308	2,874	310	3,184
Reversal of FFA	11,242	—	11,242	7,226	—	7,226
Undistributed policyholder allocations	(9,272)	—	(9,272)	(5,389)	—	(5,389)
Profit on disposals	—	38	38	—	—	—
Pension plans	764	248	1,012	799	264	1,063
Recognition of pension scheme minimum liability	(1,149)	(333)	(1,482)	(1,182)	(346)	(1,528)
Stock-based compensation	—	(15)	(15)	—	(27)	(27)
Shareholder dividend liability	—	214	214	—	341	341
Deferred tax effect of the above adjustments	(27)	(125)	(152)	137	6	143

Total US GAAP adjustments*	1,030	820	1,850	599	666	1,265

Consolidated shareholders' equity in accordance with US GAAP			5,128			4,878

*
The 2002 figures for these lines have been restated (see note 4).

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

        Under US GAAP, prior to January 1, 2002, goodwill was recorded as an asset and amortized over its estimated useful life, generally not exceeding 20 years. Effective January 1, 2002, the Group adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" (FAS 142). FAS 142 requires, among other things, the discontinuance of amortization related to goodwill and other indefinite lived intangible assets. These assets are then subjected to an impairment test at least annually. Accordingly, the Group ceased goodwill amortization on January 1, 2002. Based on the Group's evaluation of its goodwill, no impairment charges have been made during 2002 or 2003 and there has been no reclassification of certain items out of previously reported goodwill.

        Under UK GAAP, the Group's interests in associates, principally IfOnline, which was acquired in 2000, and Hazell Carr Pensions Consulting plc, which was acquired in 2002, are carried at the Group's share of underlying net assets at the date of acquisition, adjusted each year for the Group's share of increases or decreases in shareholders' funds of the associate. Goodwill is recorded as an asset and amortized in the consolidated profit and loss account on a straight-line basis over its estimated useful life, generally not exceeding 20 years.

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

        Under UK GAAP, consistent with their portfolio investment nature, life fund venture capital holdings are normally carried at fair value. Under US GAAP, venture capital holdings are either consolidated, or accounted for under the equity method, dependent upon whether the Group is deemed to have a controlling interest.

        The US GAAP adjustments for business acquisitions and investments in associates had the following effects on the condensed consolidated US GAAP financial statements:

	2003	2002	2001
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Investment results	72	83	59
Underwriting, acquisition and other operating expenses	(119)	(73)	(85)
Other charges (amortization expense)	86	82	(93)

Total US GAAP adjustments	39	92	(119)

Condensed consolidated US GAAP balance sheets:
Fixed maturities	(202)	(72)
Equity securities	(195)	(117)
Other investments	135	95
Intangible assets	1,000	789
Other assets	601	398
Debt	(370)	(302)
Other liabilities	(329)	(182)

Total US GAAP adjustments	640	609

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

        Under US GAAP, restructuring charges arising from business combinations and relating to involuntary termination/relocation of the acquired entity's employees or costs relating to exiting an activity of the acquired company are recognized as liabilities assumed in the business combination and included in the accounting for the acquisition. For restructurings initiated prior to January 1, 2003, restructuring charges related to involuntary employee terminations or other costs to exit existing activities were accrued with a charge to income when a formal plan was approved by management and specific information regarding termination benefits was communicated to affected employees. Effective January 1, 2003, the Group adopted Statement of Financial Accounting Standard No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (FAS 146). For restructurings initiated after January 1, 2003, a liability for costs associated with exit or disposal activities is recognized when the liability is incurred. There were no material restructurings initiated in 2003.

        The US GAAP adjustments for restructuring charges had the following effects on the condensed consolidated US GAAP financial statements:

	2003	2002	2001
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Underwriting, acquisition and other operating expenses	(2)	(18)	26

Total US GAAP adjustments	(2)	(18)	26

Condensed consolidated balance sheets:
Other liabilities	8	10

Total US GAAP adjustments	8	10

        Under US GAAP, termination benefits of £8 million and £10 million as at December 31, 2003 and 2002, respectively, were excluded from the US GAAP restructuring provisions. This was because information regarding termination benefits was not communicated to certain groups of affected employees at the respective balance sheet dates. These amounts relate to the provisions for restructuring the direct sales force and customer services channels and for establishing an offshore service center for the UK and Europe Insurance Operations. At December 31, 2003, these provisions totaled £72 million comprising £25 million of termination and redundancy costs, property related charges of £44 million and £3 million of other transition and systems related costs.

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

        The US GAAP adjustments for real estate had the following effects on the condensed consolidated US GAAP financial statements:

	2003	2002	2001
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Investment results	(439)	(97)	88
Other charges (depreciation on Group occupied properties)	(4)	(6)	(7)

Total US GAAP adjustments	(443)	(103)	81

Condensed consolidated US GAAP balance sheets:
Real estate	(4,461)	(4,094)
Other assets (Group occupied properties)	(26)	51

Total US GAAP adjustments	(4,487)	(4,043)

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

        The US GAAP adjustments for securities had the following effects on the condensed consolidated US GAAP financial statements:

	2003	2002	2001
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Investment results	(165)	(381)	70

Total US GAAP adjustments	(165)	(381)	70

Condensed consolidated US GAAP balance sheets:
Fixed maturities	1,180	732

Total US GAAP adjustments	1,180	732

Mortgage and other loans

        Under UK GAAP, loans collateralized by mortgages held by Egg and Jackson National Life are carried at outstanding principal balances less allowances for loan losses. Loans collateralized by mortgages and other unsecured loans held by UK and Europe Insurance Operations are carried at fair value with changes in fair value recorded in the consolidated profit and loss account.

        Under US GAAP, all loans are carried at their outstanding principal balances, less allowances for loan losses.

        The US GAAP adjustments for mortgage and other loans had the following effects on the condensed consolidated US GAAP financial statements:

	2003	2002	2001
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Investment results	(8)	(12)	19

Total US GAAP adjustments	(8)	(12)	19

Condensed consolidated US GAAP balance sheets:
Mortgage loans	(47)	(41)
Other loans	(2)	—

Total US GAAP adjustments	(49)	(41)

Derivative instruments

        Under UK GAAP, depending on their nature and purpose, derivative instruments are either accounted for at fair value or treated as a hedge and accounted for on an accrual or deferral basis.

        Under US GAAP, effective January 1, 2001, all derivative financial instruments, including those embedded in other contracts and those carried off-balance sheet under UK GAAP, are carried at fair value. Changes in their fair value are recorded directly to current earnings unless specific hedging criteria are met. For US GAAP purposes, the Group only designates and accounts for one derivative financial instrument as a hedge (see "Fair Value Hedges' in Note 37). Derivative financial instruments include the synthetic GIC contracts written by Jackson National Life; derivative financial instruments embedded in other contracts are primarily comprised of written equity-index put options embedded in Jackson National Life's equity-indexed annuities.

        The US GAAP adjustments for derivative instruments had the following effects on the condensed consolidated US GAAP financial statements:

	2003	2002	2001
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Investment results	121	(236)	(165)
Cumulative effect of change in accounting principles (gross of tax)	—	—	(193)

Total US GAAP adjustments	121	(236)	(358)

Condensed consolidated US GAAP balance sheets:
Other investments	(125)	(534)
Other assets	(269)	(101)
Policyholder benefit liabilities	51	130

Total US GAAP adjustments	(343)	(505)

        Further details on the change in accounting principles are shown in Note 37 on pages F-133 and F-134.

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

        Some long-term reinsurance contracts are structured to provide a form of financing as well as the transfer of risk. Under US GAAP, the financing element of reinsurance contracts is estimated and accounted for as a loan transaction. Following the Group's adoption in 2003 of the revised Statement of Recommended Practice (SORP) for accounting for insurance business, UK GAAP treatment has moved into line with US GAAP. Prior to adopting the SORP, however, where an amount received from a reinsurer was to be repaid in future accounting periods together with interest (or equivalent charge), the amount outstanding was included in the consolidated balance sheets as a liability. Where the repayment was contingent upon the emergence of margins, the present value of that part of the future margins which were expected to finance the repayment, was recognized as an asset in the consolidated balance sheets. Where appropriate, the carrying value of acquired in force business, to which reinsurance contracts of this nature were in place, was reduced. The figures presented below have been restated accordingly for this change in UK GAAP treatment.

        The US GAAP adjustments for differences in revenue and expense recognition had the following effects on the condensed consolidated US GAAP financial statements:

	2003	2002	2001
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Insurance policy revenues	(8,781)	(10,733)	(10,349)
Investment results	(1,921)	1,578	1,071
Benefits and claims	10,223	8,783	8,762
Other charges*	(11)	(19)	(35)

Total US GAAP adjustments*	(490)	(391)	(551)

Condensed consolidated US GAAP balance sheets:
Other assets*	4	(52)
Other liabilities	102	35
Policyholder benefit liabilities	(2,590)	(2,096)

Total US GAAP adjustments*	(2,484)	(2,113)

*
The 2002 and 2001 figures for these lines have been restated (see note 4).

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

        The US GAAP adjustments for deferred acquisition costs had the following effects on the condensed consolidated US GAAP financial statements:

	2003	2002	2001
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Underwriting, acquisition and other operating expenses	180	243	355

Total US GAAP adjustments	180	243	355

Condensed consolidated US GAAP balance sheets:
Deferred acquisition costs	1,492	1,603

Total US GAAP adjustments	1,492	1,603

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

        The low or negative investment returns in 2002, and the two preceding years, had the effect of producing UK GAAP unitized with-profits future policy benefit provisions that were lower than fund value. Strong positive investment returns in 2003, however, have somewhat dampened this impact. Terminal bonuses expected to be paid on with-profits policies within the declaration period for the next financial year are recorded as part of the technical provision; liabilities for future annual and terminal bonus declarations are not provided.

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

        The US GAAP adjustments for policy liabilities had the following effects on the condensed consolidated US GAAP financial statements:

	2003	2002	2001
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Benefits and claims	994	(3,021)	450

Total US GAAP adjustments	994	(3,021)	450

Condensed consolidated US GAAP balance sheets:
Policyholder benefit liabilities	4,308	3,184

Total US GAAP adjustments	4,308	3,184

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

        The US GAAP adjustments for undistributed policyholder allocations had the following effects on the condensed consolidated US GAAP financial statements:

	2003	2002	2001
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Benefits and claims (cost of bonuses declared)	1,831	2,368	2,614
Provision for policyholders' share of earnings and losses on with-profits business	(6,116)	5,157	3,051
Income tax attributable to the policyholders' share of earnings on with-profits business	532	(569)	(533)

Total US GAAP adjustments	(3,753)	6,956	5,132

Condensed consolidated US GAAP balance sheets:
Undistributed policyholder allocations	(9,272)	(5,389)

Total US GAAP adjustments	(9,272)	(5,389)

        The UK GAAP FFA and related profit and loss account transfer have been reversed for US GAAP. The reduction in liabilities increased shareholders' equity in the condensed consolidated US GAAP balance sheets by £11,242 million and £7,226 million at December 31, 2003 and 2002, respectively. The reversal of the related UK GAAP profit and loss account transfer increased (decreased) net income in the condensed consolidated US GAAP income statement by £4,056 million, £(4,143) million and £(6,487) million in 2003, 2002 and 2001, respectively.

        As set out in Note 30 to the consolidated financial statements Prudential has held discussions over the attribution of PAC's inherited estate with the Financial Services Authority (FSA), the UK insurance regulator. The amount and timing of any re-attribution of the inherited estate in the main with-profits fund solely to shareholders and the impact on the undistributed policyholder allocations recorded for US GAAP purposes remains very uncertain.

Equalization Provision

        Under UK GAAP, an equalization provision is recorded to mitigate claims volatility in respect of property and casualty insurance business. The annual change in the equalization provision is recorded in the profit and loss accounts for the year. Following the disposal of the Group's UK personal lines property and casualty insurance business in 2002, the equalization provision was released.

        Under US GAAP, provisions for losses not yet incurred are not permitted; therefore, the equalization provision is eliminated. Accordingly, the release of the equalization provision in 2002 under UK GAAP is reversed.

        The US GAAP adjustments for the equalization provision had the following effects on the condensed consolidated US GAAP financial statements:

	2003	2002	2001
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Benefits and claims	—	(40)	2

Total US GAAP adjustments	—	(40)	2

Profit on Disposals

        In 2003 the Group sold its German life business and its Dublin based management services company for a total consideration of £98 million. After allowing for the costs of sale and other related items of £22 million and for the write-off of deferred acquisition costs of £63 million, the profit on sale was £13 million. There was £4 million tax on the sale.

        Profit on sale on a US GAAP basis was £38 million higher than on a UK basis. The difference reflects different policy liability and deferred acquisition cost values of £7 million, and the deferral and matching of premiums and policy changes relating to future periods in relation to the future expected benefits of £31 million.

Pension Plans

        Under UK GAAP, employer contributions to defined benefit plans are calculated and expensed on a basis that spreads the costs over the service lives of participants.

        Under US GAAP, Statement of Financial Accounting Standard No. 87, "Employers' Accounting for Pensions" (FAS 87), an asset has been recognized in the condensed consolidated balance sheets reflecting the overfunded status of the Group's UK staff pension plans. A transition asset, as at January 1, 1989, the effective date of FAS 87, is being amortized on a straight-line basis over a 15 year period.

        The US GAAP adjustments for pension plans had the following effects on the condensed consolidated US GAAP financial statements:

	2003	2002	2001
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Underwriting, acquisition and other operating expenses	(51)	87	89

Total US GAAP adjustments	(51)	87	89

Condensed consolidated US GAAP balance sheets:
Other assets	1,012	1,063

Total US GAAP adjustments	1,012	1,063

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

        The US GAAP adjustments for the recognition of a pension scheme minimum liability had the following effects on the condensed consolidated US financial statements:

	2003	2002
	(In £ Millions)
Condensed consolidated US GAAP balance sheets:
Other assets	(1,012)	(1,063)
Other liabilities	(470)	(465)

Total US GAAP adjustments	(1,482)	(1,528)

Stock-based Compensation

        Under UK GAAP, compensation costs for stock compensation plans, other than the Savings Related Share Option Scheme, are recorded based on the quoted market price of the shares at the grant date less the amounts, if any, that employees are required to pay. For these plans, these costs are recognized in the profit and loss accounts over the period for which the share awards or options are earned. Prior to 1998, shares under the Savings Related Share Option Scheme were issued directly to qualifying employees. No compensation cost was recorded and the increase in share premium reflected the difference between proceeds received from qualifying employees and the nominal value of the shares being issued. Beginning in 1998, shares were issued to a qualifying share ownership trust and costs, representing the difference between the market price at the date of transfer to the trust and amounts payable by employees, were charged directly to retained profit and loss reserve. An equal and opposite amount is recorded as an increase in the share premium. Any shares held by the qualifying share ownership trust are included in "ordinary shares of parent company" in the UK GAAP consolidated balance sheets.

        Under US GAAP, compensation costs for all stock-based compensation plans are determined based on the quoted market price of the stock at the measurement date less the amounts, if any, that employees are required to pay. These costs are recognized in net income over the plans' respective vesting periods. The measurement date is the date upon which are known both the number of shares or options the employee is entitled to and the employee's cost per share. For plans with variable terms the measurement date may be after the balance sheet reporting date. If so, the market price used to estimate compensation cost is the price at the balance sheet date. Compensation costs previously recorded are adjusted for changes in the market price of the stock occurring before the measurement date. Under US GAAP, any Prudential shares purchased in the open market are recorded at historical cost and classified as treasury stock. At December 31, 2003 and 2002, 2.3 million and 3.3 million shares, respectively, were held as treasury stock.

        The US GAAP adjustments for stock-based compensation had the following effects on the condensed consolidated US GAAP financial statements:

	2003	2002	2001
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Underwriting, acquisition and other operating expenses	1	4	(6)

Total US GAAP adjustments	1	4	(6)

Condensed consolidated US GAAP balance sheets:
Other assets	(44)	(48)
Other liabilities	29	21

Total US GAAP adjustments	(15)	(27)

Deferred Income Tax and Accounting for Income Taxes

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

        The US GAAP adjustments for deferred income tax had the following effects on the condensed consolidated US GAAP financial statements:

	2003	2002	2001
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Income tax expense	(60)	138	494

Total US GAAP adjustments	(60)	138	494

Reconciliation line items for consolidated net income:
Accounting for income taxes	—	(13)	13
Deferred tax effect of other US GAAP adjustments	(60)	151	481

Total US GAAP adjustments	(60)	138	494

Condensed consolidated US GAAP balance sheets:
Net deferred income tax liability	(152)	143

Total US GAAP adjustments	(152)	143

Reconciliation line items for consolidated shareholders' equity:
Deferred tax effect of other US GAAP adjustments	(152)	143

Total US GAAP adjustments	(152)	143

Shareholder Dividend Liability

        Under UK GAAP, shareholders' dividends are accrued in the period to which they relate regardless of when they are declared. Under US GAAP, shareholders' dividends are accrued when declared.

        The US GAAP adjustments for the shareholders' dividends resulted in a decrease in other liabilities on the condensed consolidated US GAAP balance sheets of £214 million and £341 million at December 31, 2003 and 2002, respectively. There were no effects of this item on US GAAP net income.

Business Disposals

        Under UK GAAP, cumulative foreign currency translation gains and losses on foreign operations charged to shareholders' funds are not reversed upon the sale of an operation.

        Under US GAAP, cumulative foreign currency translation gains and losses realized upon sale of an operation are reversed from shareholders' equity and included in net income as part of the gain or loss on the sale.

Earnings Per Share under US GAAP

        No adjustments were required from net income to net income available to common shareholders used in either the basic or diluted earnings per share calculation under US GAAP. The only dilutive potential shares outstanding affecting the diluted earnings per share calculation relate to employee stock options, which increased average weighted shares outstanding by 2 million shares, 3 million shares and 4 million shares in 2003, 2002 and 2001, respectively.

Recent Accounting Pronouncements

        In April 2003, the FASB issued guidance in Statement No. 133 Implementation Issue No. B36, "Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments", (DIG B36). DIG B36 addresses the instances in which bifurcation of an instrument into a debt host contract and an embedded credit derivative is required. In particular DIG B36 clarifies where modified coinsurance arrangements in which funds are withheld by the ceding insurer contain an embedded derivative feature which contains economic characteristics that are not clearly and closely related to the host contract. Bifurcation is also required for embedded features of a debt instrument and all other arrangements which incorporate credit risk exposures that are unrelated or only partially related to the creditworthiness of the issuer of that instrument. The provisions of the implementation guidance are effective for the first reporting period beginning after September 15, 2003. The Group is currently assessing the impact of DIG B36 on its results of operations, financial condition and liquidity.

        In July 2003, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 03-01, "Accounting and Reporting by Insurance Enterprises for Certain non-Traditional Long-Duration Contracts and for Separate Accounts" (SOP 03-01). SOP 03-01 tightens existing criteria that must be met before assets can be classified as separate account assets and carried at fair value on the balance sheet with an equivalent total being recorded for separate account liabilities. Once effective, neither seed money, nor assets failing to meet the specified criteria, can be accounted for as separate account assets. Instead, on a prospective basis, these assets must be accounted for as part of the general account. In addition, SOP 03-01 requires companies to recognize a liability for guaranteed minimum death benefits and guaranteed minimum income benefits and to capitalize and amortize sales inducements that meet specific criteria.

        The provisions of SOP 03-01 are effective for financial statements beginning after December 15, 2003. The initial balance sheet effects of adoption will be recorded as a cumulative effect of a change in accounting principle. The Group is currently assessing the impact of the provision on its results of operations, financial condition and liquidity. The likely impacts of SOP 03-01 comprise:

(a)
Accounting for arrangements previously accounted for as Separate Account business

        To date the Group has accounted for certain unit linked insurance products of the UK and Asian operations, and SAIF, as separate account business. The assets and liabilities pertaining to these contracts and SAIF though are not legally insulated in full from the general account assets and liabilities of the Group and therefore do not meet the conditions for separate account reporting under the SOP.

        The main effect of implementing the SOP for unit linked funds will arise from altered accounting for real estate held as investment property. To date such real estate has been accounted for at fair value within the category of separate account assets. Following application of the SOP, real estate for unit linked funds will be accounted for at depreciated cost. As a consequence, the US GAAP basis assets of unit linked funds will no longer be recorded as equivalent to the related liabilities and thus not reflect the genuine economic position of these funds. The extent of the negative difference between unit linked assets and liabilities will be recorded as a deduction from shareholders' equity. It is the Group's intention to disclose this amount in future filings. At December 31, 2003, the fair value of the real estate investments of the affected unit linked funds was £647 million.

        Application of the SOP for unit linked funds will also have the effect of altering the presentation of income and expenditure and asset and liabilities in the income statement and balance sheet. With the exception of the change of accounting for the real estate investments of unit linked funds and related deferred tax, net income will not be altered for these presentational changes.

        The accounting treatment of the income, expenditure, assets and liabilities of SAIF remains under review. At December 31, 2003 the fair value of the real estate investments of SAIF was £1,495 million.

(b)
Interests in Separate Accounts

        The Group has unconsolidated interests in its own separate accounts which are currently recorded in their appropriate captions on the Group's balance sheet. As a result of SOP 03-01 the Group will be required to reclassify items to investments in trading securities, where the Company's proportionate beneficial interest in the separate account was less than 20% and the underlying investments meet the definition of a security or cash and cash equivalent. Trading securities are recorded at fair value with changes in fair value recorded to net investment income. In instances where the Group's proportionate beneficial interest is greater than 20%, the current treatment will continue to apply. The impact of these changes is not expected to be material.

(c)
Sales inducements

        The Group periodically offers enhanced or bonus crediting rates to policyholders on certain products. Presently the expense associated with offering these sales inducements is deferred and amortized over the contingent deferred sales charge period. Effective January 1, 2004, upon adoption of SOP 03-01, the future expense associated with offering a sales inducement will be deferred and amortized over the life of the related contract consistent with the amortization of deferred acquisition costs. Effective January 1, 2004, amortization expense associated with expenses previously deferred will be recorded over the remaining life of the contract rather than over the contingent deferred sales charge period. The impact of these changes is not expected to be material.

(d)
Death benefits and other insurance benefit features

        In the US the Group sells variable annuity contracts that offer guaranteed death, income and withdrawal benefits. The death benefit guarantee takes a variety of forms such as (1) the return of the original premium; or (2) the original premium accumulated at a fixed rate of interest; or (3) the highest past anniversary value of the policy. Policyholders must elect the form of guarantee they want, for which they are charged accordingly. The liability and associated reinsurance asset are derived by assessing the cost in a variety of scenarios that test and explore future experience including investment return, surrender patterns and mortality experience. The assumptions used are consistent with those used in determining estimated gross profits for purposes of amortizing deferred acquisition costs.

        The majority of the Group's universal life contracts offer guaranteed death benefits that are charged for on the basis of attained age, thereby reflecting the expected death cost in the policy year and hence do not give rise to a pattern of profits in early years followed by losses in later years. On a small minority of its universal life products, the Group guarantees that a policy will not lapse even if the account value is reduced to zero, provided that the policyholder has paid all due premiums. Thus the cumulative impact on the Group's net income upon recording an associated liability for these two features is expected to be immaterial.

        The Group also offers Guaranteed Annuity Terms on some of its with-profits FAS 60 business in the UK (no longer available to new policyholders). The vast majority of these liabilities arise in the closed SAIF sub-fund of the With-Profits Fund in which shareholders have no interest and therefore there is no impact to net income from these guarantees. On a statutory basis the liability recorded within SAIF at the end of 2003 was £649 million with a further £35 million recorded in the PAC With-Profits Fund.

        In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AcSEC") issued Statement of Position 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer", (SOP 03-3). SOP 03-3 addresses the accounting for differences between contractual and expected cash flows to be collected from an investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations but does not apply to loans originated by the entity. SOP 03-3 limits the yield that may be accreted to the excess of the estimated undiscounted expected principal, interest and other cash flows over the initial investment in the loan. SOP 03-3 also requires that the excess of contractual cash flows over cash flows expected to be collected not be recognized as an adjustment of yield, loss accrual, or valuation allowance. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The Group is currently assessing the impact of SOP 03-3 on its results of operations, financial condition and liquidity.

        The following condensed consolidated US GAAP financial statements reflect the material differences between UK GAAP and US GAAP on the consolidated profit and loss accounts and consolidated shareholders' funds described in Note 36. In addition to these material differences that have an effect on the consolidated profit and loss accounts and/or consolidated shareholders' funds, there are material differences in classification between specific line items in the UK GAAP and condensed consolidated US GAAP financial statements as described in the following notes to the condensed consolidated US GAAP financial statements.

Condensed consolidated US GAAP statement of income and comprehensive income	2003		2002		2001
	(In £ Millions)
Insurance policy revenues	4,527		5,201		3,954
Investment results	11,742		(1,764)		252
Other income	681		693		619
Non-operating income:
Merger break fee	—		—		338

Total revenue	16,950		4,130		5,163
Benefits and claims	(6,553)		(7,332)		(6,012)
Provision for policyholders' share of earnings on with-profits business	(6,116)		5,157		3,051
Underwriting, acquisition and other operating expenses	(3,279)		(2,946)		(2,700)
Other charges	(48)		(46)		(223)

Net income (loss) before income taxes	954		(1,037)		(721)

Income tax (expense) benefit	(871)		921		931
Income tax attributable to the policyholders' share of earnings on with-profits business	532		(569)		(533)

Income tax attributable to shareholders	(339)		352		398

Net income (loss) before minority interests	615		(685)		(323)
Minority interests	3		10		23

Net income (loss) from continuing operations after minority interests	618		(675)		(300)
Income from discontinued operations including profit on disposals (net of applicable income tax of £4 million, £14 million and £2 million respectively)	47		318		31
Cumulative effect of changes in accounting principles (net of applicable income tax effects of £nil, £nil, and £74 million respectively), see Note 37 on pages F-133 and F-134	—		—		(139)

Net income (loss)	665		(357)		(408)
Other comprehensive (loss) income	(10)		(270)		340

Total comprehensive income (loss)	655		(627)		(68)

Earnings per share under US GAAP (In Pence)
Basic (based on 1,996 million, 1,988 million and 1,978 million shares, respectively):
Income (loss) from continuing operations after minority interests	30.9	p	(34.0	)p	(15.1	)p
Income from discontinued operations including profit on sale	2.4	p	16.0	p	1.5	p
Cumulative effect of changes in accounting principles	—		—		(7.0	)p
Net income (loss)	33.3	p	(18.0	)p	(20.6	)p
Diluted (based on 1,998 million, 1,991 million and 1,982 million shares, respectively):
Income (loss) from continuing operations after minority interests	30.9	p	(33.9	)p	(15.1	)p
Income from discontinued operations including profit on sale	2.4	p	16.0	p	1.5	p
Cumulative effect of changes in accounting principles	—		—		(7.0	)p
Net income (loss)	33.3	p	(17.9	)p	(20.6	)p

	December 31
Condensed Consolidated US GAAP balance sheets	2003	2002
	(In £ Millions)
Assets
Investments:
Fixed maturities	65,081	63,459
Equity securities	29,944	25,726
Short-term investments	4,189	5,915
Real estate	4,888	4,974
Mortgage loans	5,412	5,518
Policy loans	694	749
Other loans	5,648	3,936
Other investments	2,281	1,635

Total investments	118,137	111,912
Cash	1,140	1,086
Deferred acquisition costs	4,347	4,696
Intangible assets	2,657	2,582
Other assets	3,877	4,310
Separate account assets	30,487	25,793

Total assets	160,645	150,379

Liabilities
Policyholder benefit liabilities	90,307	89,304
Undistributed policyholder allocations	9,272	5,389
Debt	12,326	9,964
Net deferred income tax liability	1,265	591
Other liabilities	11,753	14,348
Separate account liabilities	30,487	25,793

Total liabilities	155,410	145,389

Minority interest	107	112

Shareholders' equity
Common stock	100	100
Additional paid-in capital	639	608
Less treasury stock	(28)	(39)
Retained earnings	4,572	4,354
Accumulated other comprehensive loss	(155)	(145)

Total shareholders' equity	5,128	4,878

Total liabilities and shareholders' equity	160,645	150,379

Condensed Consolidated US GAAP statement of cash flows	2003	2002	2001
	(In £ Millions)
Cash flows from operating activities:
Consolidated net income (loss)	665	(357)	(408)
Adjustments to reconcile consolidated net income (loss) to net cash provided by operating activities:
Depreciation and amortization	367	335	407
Realized investment (gains) losses	(91)	17	395
Interest credited to policyholders	2,387	3,360	3,710
Policy fees charged to policyholders	(223)	(183)	(274)
Bonuses paid to policyholders	(756)	(1,201)	(1,300)
Change in:
Investments held for trading purposes	(4,605)	6,664	2,933
Deferred policy acquisition costs	120	(210)	(623)
Other assets	469	112	(992)
Policy benefit liabilities	2,149	2,033	2,051
Undistributed policyholder allocations	4,448	(5,817)	(3,843)
Other liabilities	309	(499)	(393)
Other, net	(9)	(65)	22

Net cash provided by operating activities	5,230	4,189	1,685

Cash flows from investing activities:
Proceeds from sale or maturity of:
Real estate	586	332	604
Available for sale securities sold	12,214	9,537	7,311
Available for sale securities matured	5,472	6,203	4,050
Mortgage and other loans	7,708	7,996	7,981
Purchases of:
Real estate	(598)	(648)	(838)
Available for sale securities	(20,704)	(20,480)	(15,123)
Mortgage and other loans	(9,828)	(9,261)	(8,736)
Change in short-term investments, net	1,597	(2,185)	(402)
Net increases in other investments	(626)	(308)	(209)
Acquisitions of subsidiaries	—	(13)	(182)
Proceeds from disposals	98	353	—
Purchase of property and equipment	(65)	(54)	(67)
Proceeds from disposal of property and equipment	4	6	21

Net cash used in investing activities	(4,142)	(8,522)	(5,590)

Cash flows from financing activities:
Policyholders' deposits	5,512	9,184	8,377
Policyholders' withdrawals	(6,263)	(6,977)	(6,269)
Net change in banking product liabilities	(1,563)	2,175	(1,138)
Proceeds from long-term borrowings	847	97	3,473
Repayment of long-term borrowings	(125)	(199)	(210)
Net change in short-term debt	995	316	233
Dividends paid to shareholders	(447)	(509)	(494)
Proceeds from issuance of stock	30	40	42

Net cash (used) provided by financing activities	(1,014)	4,127	4,014

Net impact of foreign exchange fluctuations	(20)	(21)	(2)

Net increase (decrease) in cash	54	(227)	107
Cash, beginning of year	1,086	1,313	1,206

Cash, end of year	1,140	1,086	1,313

Results of Operations

        Under UK GAAP, results of operations are presented in three separate consolidated profit and loss accounts, which segregate the results of operations of general, long-term and other shareholder business. Under US GAAP, all of the Group's activity is presented in one consolidated statement of income, and no distinction is made between general business, long-term business, or non-technical account financial results.

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

        The US GAAP reclassifications for separate account assets and liabilities relating to index-linked products had the following effects on the condensed consolidated US GAAP financial statements:

	December 31
	2003	2002
	(In £ Millions)
Condensed consolidated US GAAP balance sheets:
Fixed maturities	2,304	2,366
Short-term investment	426	57
Other assets	35	34
Separate account assets	(2,765)	(2,457)
Policyholder benefit liabilities	(2,765)	(2,457)
Separate account liabilities	2,765	2,457

Total US GAAP adjustments	—	—

        The US GAAP reclassifications for separate account assets and liabilities relating to SAIF had the following effects on the condensed consolidated US GAAP financial statements:

	2003	2002	2001
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Insurance policy revenues	(296)	(333)	(435)
Investment results	(1,733)	767	419
Other income	(11)	(13)	(21)
Benefits and claims	1,007	873	1,236
Provision for policyholders' share of earnings on with-profits business	965	(1,377)	(1,268)
Underwriting, acquisition and other operating expenses	68	83	69

Total US GAAP adjustments	—	—	—

Condensed consolidated US GAAP balance sheets:
Fixed maturities	(5,833)	(5,715)
Equity securities	(5,222)	(4,666)
Short-term investments	(294)	(224)
Real estate	(1,495)	(1,522)
Mortgage loans	(52)	(61)
Policy loans	(22)	(24)
Other loans	(76)	(75)
Other investments	(48)	(45)
Cash	(108)	(57)
Deferred acquisition costs	(81)	(106)
Other assets	(1,843)	(1,584)
Separate account assets	14,993	13,973
Policyholder benefit liabilities	13,381	13,448
Undistributed policyholder allocations	1,404	437
Debt	100	100
Other liabilities	189	94
Separate account liabilities	(14,993)	(13,973)

Total US GAAP adjustments	—	—

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

        The US GAAP reclassifications to present banking business within the classifications to which they relate had the following effects on the condensed consolidated US GAAP financial statements:

	2003	2002	2001
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Investment results	890	729	668
Other income	177	105	122
Underwriting, acquisition and other operating expenses	(1,067)	(834)	(790)

Total US GAAP adjustments	—	—	—

Condensed consolidated US GAAP balance sheets:
Fixed maturities	4,207	4,199
Equity securities	13	12
Short-term investments	550	539
Mortgage loans	2,664	3,068
Other loans	4,725	3,189
Other assets	(12,159)	(11,007)
Debt	(4,123)	(1,755)
Other liabilities	4,123	1,755

Total US GAAP adjustments	—	—

        On January 14, 2004, Prudential announced that it was in preliminary discussions regarding a possible transaction with respect to its 79% shareholding in Egg. On January 26, 2004, Prudential announced that while these discussions were continuing, it has received unsolicited indications of interest from a number of parties. Prudential began, and continues to drive, a process that will give a number of potential purchasers an opportunity to make a proposal that may or may not lead to a transaction.

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

        During 2003, the Group sold its German life business and its Dublin based management services company. These were previously presented as part of the UK and Europe Insurance Operations segment. The disposals meet the US GAAP criteria for presentation as a discontinued operation.

        During 2002, the Group sold its UK personal lines property and casualty insurance business to Winterthur Insurance. The disposal met the US GAAP criteria for presentation as a discontinued operation. During 2001, the Group did not discontinue or sell any portion of its business in a manner that met the US GAAP criteria for presentation as a discontinued operation.

Other Comprehensive (Loss) Income

        An analysis of accumulated other comprehensive (loss) income follows:

	2003	2002	2001
	(In £ Millions)
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during the year	(226)	(230)	54

Unrealized investment gains on available-for-sale securities:
Unrealized holding gains arising during the year	618	1,153	559
Less reclassification adjustment for (gains) losses included in net income	(31)	(37)	35

Unrealized investment gains, net	587	1,116	594
Related amortization of deferred acquisition costs	(229)	(288)	(197)
Related loss recognition	221	(249)	68
Policyholders' share of with-profits business	(182)	(68)	(81)
Related deferred taxes	(190)	(204)	(98)

Net unrealized gains on available-for-sale securities	207	307	286

Recognition of pension scheme minimum liability:
Recognition of pension scheme minimum liability	46	(1,528)	—
Related deferred taxes	(28)	227	—
Policyholders' share of pension scheme minimum liability	(9)	954	—

Total pension scheme adjustments	9	(347)	—

Other comprehensive (loss) income	(10)	(270)	340
Accumulated other comprehensive (loss) income, beginning of year	(145)	125	(215)

Accumulated other comprehensive (loss) income, end of year	(155)	(145)	125

Components of accumulated other comprehensive income:
Foreign currency translation adjustments	(342)	(116)	114
Net unrealized gains on available-for-sale securities:
Unrealized investment gains, net	2,683	2,096	980
Related amortization of deferred acquisition costs	(523)	(294)	(6)
Related loss recognition	(907)	(1,128)	(879)
Policyholders' share on with-profits business	(317)	(135)	(67)
Related deferred taxes	(411)	(221)	(17)

Net unrealized gains on available-for-sale securities	525	318	11

Recognition of pension scheme minimum liability:
Recognition of pension scheme minimum liability	(1,482)	(1,528)	—
Related deferred taxes	199	227	—
Policyholders' share of pension scheme minimum liability	945	954	—

Total pension scheme adjustments	(338)	(347)	—

Accumulated other comprehensive (loss) income, end of year	(155)	(145)	125

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

Underwriting, acquisition and other operating expenses

	2003	2002	2001
	(In £ Millions)
Acquisition costs incurred	1,127	1,179	967
Acquisition expenses deferred	(794)	(865)	(936)
Amortization of deferred acquisition costs	585	397	342
Operating costs	2,361	2,235	2,327

Total underwriting, acquisition and other operating expenses	3,279	2,946	2,700

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

	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
	(In £ Millions)
December 31, 2003
Fixed maturities—available-for-sale
UK Government	3,337	77	(25)	3,389
US Government and other Governments	667	57	(1)	723
Local government securities	264	84	—	348
Corporate securities	29,562	2,522	(154)	31,930
Mortgage-backed securities	4,435	124	(40)	4,519
Other debt securities	1,365	14	(9)	1,370

Total fixed maturities—available-for-sale	39,630	2,878	(229)	42,279

Fixed maturities—trading				22,802

Total fixed maturities				65,081

Equity securities—available-for-sale	472	47	(13)	506
Equity securities—trading				29,438

Total equity securities				29,944

	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
	(In £ Millions)
December 31, 2002
Fixed maturities—available-for-sale
UK Government	2,004	110	—	2,114
US Government and other Governments	715	70	—	785
Local government securities	288	71	—	359
Corporate securities	29,916	2,339	(466)	31,789
Mortgage-backed securities	4,301	209	(16)	4,494
Other debt securities	1,723	12	(213)	1,522

Total fixed maturities—available-for-sale	38,947	2,811	(695)	41,063

Fixed maturities—trading				22,396

Total fixed maturities				63,459

Equity securities—available-for-sale	518	16	(36)	498
Equity securities—trading				25,228

Total equity securities				25,726

        The following table shows the gross unrealized losses and fair value of the Group's investments with unrealized losses that are not deemed to be other than temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003.

	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In £ Millions)		(In £ Millions)		(In £ Millions)
December 31, 2003
Fixed maturities—available-for-sale
UK Government securities	2,365	(25)	11	—	2,376	(25)
US Government and other Governments	402	(1)	—	—	402	(1)
Local government securities	17	—	3	—	20	—
Corporate securities	2,763	(73)	1,155	(81)	3,918	(154)
Mortgage-backed securities	1,573	(39)	117	(1)	1,690	(40)
Other debt securities	369	(7)	—	(2)	369	(9)

Total gross unrealized loss on fixed maturities—available-for-sale	7,489	(145)	1,286	(84)	8,775	(229)

Total gross unrealized loss on equity securities—available-for-sale	7	(1)	37	(12)	44	(13)

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

        In performing reviews, the Group considers the relevant facts and circumstances relating to each investment and must exercise considerable judgement in determining whether a security is other than temporarily impaired. Among the factors considered is whether the decline in fair value results from a change in the quality of a security itself, or from a downward movement in the market as a whole, and the likelihood of recovering the carrying value based on the current and short term prospects of the issuer. Unrealized losses that are considered to be primarily the result of market conditions, such as increasing interest rates, unusual market volatility or industry related events, and where the Group also believes there exists a reasonable expectation for recovery and, furthermore, has the intent and ability to hold the investment until maturity or market recovery, are usually determined to be temporary.

        The following table sets out certain additional information relating to sales of available-for-sale securities:

	2003	2002	2001
	(In £ Millions)
Sales proceeds	12,214	9,537	7,311

Gross realized gains	348	338	212
Gross realized losses	(140)	(260)	(146)

Net realized gains	208	78	66

        The change in net unrealized gains on trading securities included in income was an increase (decrease) of £4,393 million, £(8,064) million and £(7,588) million in 2003, 2002, and 2001, respectively.

Real Estate

        The following table sets out certain information concerning the Group's real estate holdings as of December 31:

	Group Occupied		Held for Investment
	2003	2002	2003	2002
	(In £ Millions)
Cost	187	309	6,056	5,993
Accumulated depreciation	(32)	(61)	(1,138)	(1,019)
Impairment charge	—	—	(30)	—

Depreciated cost	155	248	4,888	4,974

        Real estate held for sale was £88 million and £16 million at December 31, 2003 and 2002, respectively. Depreciation expense for Group occupied real estate was £7 million, £9 million, and £10 million and for investment real estate was £152 million, £160 million, and £139 million for the years ended December 31, 2003, 2002 and 2001, respectively. Group occupied real estate is included within "Other assets" in the condensed consolidated US GAAP balance sheets.

        During 2003, a property that was previously occupied by the Group was transferred to the "held for investment' category. At the date of the transfer the cost was £102 million and accumulated amortization was £25 million. A current market valuation during the year indicated that the property might be impaired. An assessment was undertaken to determine whether an impairment had occurred. As a result of this, it was concluded that the carrying value of the property was significantly higher than its expected future cash flows, including future rental payments. Accordingly, an impairment charge of £30 million has been included in investment income in the income statement. This property remains part of the UK and Europe Insurance Operations business segment.

Policyholder Benefit Liabilities

        The following table shows the components of policyholder benefit liabilities:

	December 31
	2003	2002
	(In £ Millions)
Future policy benefits and losses (policy reserves)	31,321	29,895
Policy account values	55,582	56,424
Unearned revenue reserve	2,590	2,096
Other policy claims and benefits payable	814	889

Policyholder benefit liabilities	90,307	89,304

Debt

        In addition to the borrowings described in Note 28, debt under US GAAP includes a program of funding arrangements entered into by Jackson National Life, the liabilities for which amounted to £3,499 million in 2003 and £3,634 million in 2002, and which are included elsewhere in other creditors under UK GAAP.

        As at December 31, 2003 and 2002, respectively, the UK banking operation had issued debt securities totaling £1,423 million and £1,015 million, and sold securities under agreements to repurchase totaling £829 million and £nil. These are included in debt under US GAAP but in banking business liabilities under UK GAAP. Additionally, £1,871 million and £740 million at December 31, 2003 and 2002, respectively, of banking operations' bank loans and overdrafts repayable on demand are included in debt under US GAAP.

        Debt under US GAAP also includes £370 million and £302 million at December 31, 2003 and 2002 respectively, which represents debt obligations of certain entities which are consolidated for US GAAP purposes but are carried as investments at market value under UK GAAP.

        The £100 million principal amount 8.5% subordinated bonds issued by Scottish Amicable Finance Plc, which is owned by SAIF, are included in separate account liabilities under US GAAP. In addition, the carrying value of the Group's US$1,000 million principal amount 6.5% perpetual subordinated capital securities issued in 2003 is £11 million lower under US GAAP as a result of the impact of a fair value hedge, as described below.

Fair Value Hedges

        During 2003, Prudential issued US$1,000 million perpetual deeply subordinated capital securities in Asia. In order to manage the interest rate risk, Prudential entered into an interest rate swap to hedge the fair value of this debt. For additional information on the Group's risk strategy and its use of derivatives see Note 24. The Group has formally assessed and documented hedge effectiveness at the hedge's inception. As the hedge continues to be highly effective, the hedging instrument and its hedged item qualify for hedge accounting presentation. No gain or loss was recognized in investment results in the income statement during 2003. There was no ineffective portion of the fair value hedge. There were no gains or losses attributable to the fair value hedge's change in fair value excluded from the assessment of hedge effectiveness.

Undistributed Policyholder Allocations

        A reconciliation of movements in the undistributed policyholder allocations included in the condensed consolidated US GAAP balance sheets is as follows:

	2003	2002	2001
	(In £ Millions)
Balance at January 1	5,389	13,292	18,354

Provision for policyholders' share of earnings (losses) on with-profits business:
Before income tax	6,116	(5,157)	(3,051)
Income tax	(532)	569	533

Net of income tax	5,584	(4,588)	(2,518)
Cost of policyholders' bonuses declared	(1,831)	(2,368)	(2,614)
Policyholders' share of unrealized investment gains on available-for-sale securities	182	68	81
Policyholders' share of pension scheme minimum liability	9	(954)	—
Foreign exchange adjustment	(61)	(61)	(11)

Balance at December 31	9,272	5,389	13,292

Taxes

        Components of the US GAAP net deferred income tax liability on the condensed consolidated balance sheets at December 31, 2003 and 2002 are as follows:

	2003	2002
	(In £ Millions)
Asset:
Short-term temporary differences	(841)	(866)
Deferred acquisition costs	(216)	(106)
Long-term business technical provisions and other insurance items	(369)	(338)
Capital allowances	(51)	(45)
Unrealized losses on investments	(478)	(567)
Tax losses carried forward	(115)	(45)

	(2,070)	(1,967)
Valuation allowance	115	45

Total	(1,955)	(1,922)

Liability:
Short-term temporary differences	170	198
Deferred acquisition costs	619	607
Long-term business technical provisions and other insurance items	742	709
Capital allowances	6	7
Unrealized gains on investments	1,683	992

Total	3,220	2,513

Net deferred income tax liability	1,265	591

        As of December 31, 2003, the Group had operating loss carryforwards of £381 million of which £343 million expire between 2004 and 2011, and £38 million do not expire.

        The following table provides an analysis of the balance sheet categories on which deferred tax has been provided.

	2003	2002
	(In £ Millions)
Investments	720	174
Deferred acquisition costs	403	501
Policyholder benefit liabilities	10	(67)
Other liabilities	(102)	(117)
Undistributed policyholder allocations	234	100

	1,265	591

Pension Plans

        Prudential's UK staff pension plan and Scottish Amicable's staff pension plan are the two primary defined benefit plans that cover substantially all UK-based employees. These plans are non-contributory, with benefits based on employee retirement age, years of service and compensation near retirement. The plans' assets include UK and overseas equity and fixed income securities, index-linked gilts, unauthorized unit trusts, venture capital investments, property and cash.

        The status of defined benefit plans under US GAAP at December 31 was as follows:

	2003	2002
	(In £ Millions)
Change in benefit obligation:
Benefit obligation, beginning of year	4,153	3,839
Service cost	65	66
Interest cost	224	216
Actuarial loss	369	226
Benefit payments	(187)	(194)

Benefit obligation, end of year	4,624	4,153

Change in plan assets:
Fair value of plan assets, beginning of year	3,570	4,362
Actual return on plan assets	574	(631)
Employer contributions	33	33
Benefit payments	(187)	(194)

Fair value of plan assets, end of year	3,990	3,570

Funded status end of year:
Plan assets in deficit of benefit obligation	(634)	(583)
Unrecognized transition asset	—	(46)
Unrecognized net actuarial losses	1,646	1,692

Prepaid benefit cost	1,012	1,063

Amounts recognized in the statement of financial position consist of:
Prepaid benefit costs	17	20
Accrued benefit liability	(487)	(485)
Accumulated other comprehensive income	1,482	1,528

Net amount recognized	1,012	1,063

Information for pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	4,499	4,049
Accumulated benefit obligation	4,364	3,957
Fair value of plan assets	3,877	3,472

	2003	2002	2001
	(In £ Millions)
Components of net periodic pension cost:
Service cost	65	66	95
Interest cost	224	216	222
Expected return on assets	(262)	(300)	(321)
Recognized net actuarial losses	103	9	—
Amortization of transition asset	(46)	(46)	(46)

Net periodic pension cost (included in underwriting, acquisition and other operating expenses)	84	(55)	(50)

        The Group's pension plans' accumulated benefit obligation was underfunded by £487 million at December 31, 2003 and £485 million at December 31, 2002. A credit to other comprehensive income of £46 million and a charge of £1,528 million have been made in 2003 and 2002 respectively. In 2003, the accumulated other comprehensive income balance of £1,482 million reflects the prepaid pension asset of £1,012 million, the excess of the accumulated benefit obligation over the market value of assets of £487 million, and prepaid benefit costs of £17 million. The balance in 2002 reflected the prepaid pension asset of £1,063 million, the excess of the accumulated benefit obligation over the market value of assets of £485 million, and prepaid benefit costs of £20 million.

        This balance has a related deferred tax credit of £199 million in 2003 and £227 million in 2002. Of the net charge of £1,283 million in 2003, £945 million is attributable to with-profits policyholder business with the remaining £338 million attributable to shareholders. Of the net balance of £1,301 million in 2002, £954 million is attributable to with-profits policyholder business and £347 million attributable to shareholders

        Assumed discount rates, rates of increase in future compensation levels and rates of pension increases used in calculating the projected benefit obligations together with long-term rates of return on plan assets are updated annually to reflect changing economic conditions in the UK where the pension plans are situated.

        The actuarial assumptions used in determining benefit obligations for the years ended December 31, were as follows:

	2003	2002
	%	%
Discount rate	5.40	5.50
Rate of increase in future compensation levels	4.70	4.25
Rate of increase in pension payments for inflation	2.70	2.25

        The actuarial assumptions used in determining net periodic benefit costs at December 31, were as follows:

	2003	2002	2001
	%	%	%
Discount rate	5.50	5.75	6.00
Rate of increase in future compensation levels	4.25	4.50	5.00
Rate of increase in pension payments for inflation	2.25	2.50	3.00
Expected long-term return on plan assets	7.50	7.00	6.50

        The long-term expected rate of return has been taken to be the weighted average (by market value) of the long-term expected rates of return on each major asset class shown below:

	2003	2002
	%	%
Percentage of plan assets:
Equity	67	70
Bonds	16	13
Real estate	14	15
Other	3	2

Total	100	100

	2003	2002
	%	%
Long-term expected rate of return:
Equity	7.75	8.00
Bonds	5.00	5.00
Real estate	7.00	7.75
Other	4.00	4.00

Total	7.1	7.5

        The rules of the Company's largest pension arrangement, the defined benefit section of the Prudential Staff Pension Scheme, specify that, in exercising its investment powers, the Trustee's objective is to achieve the best overall investment return consistent with the security of the assets of the Scheme. In doing this, regard is had to the nature and duration of the Scheme's liabilities. The Trustee sets the benchmark for the asset mix, following analysis of the liabilities by the Scheme's Actuary and, having taken advice from the Investment Managers, then selects benchmark indices for each asset type in order to measure investment performance against a benchmark return.

        The Trustee reviews strategy, the asset mix benchmark and the Investment Managers' objectives every three years, to coincide with the Actuarial Valuation, or earlier if the Scheme Actuary recommends. Interim reviews are conducted annually based on changing economic circumstances and financial market levels.

        The Trustee sets the general investment policy and specifies any restrictions on types of investment and the degrees of divergence permitted from the benchmark, but delegates the responsibility for selection and realization of specific investments to the Investment Managers. In carrying out this responsibility, the Investment Managers are required by the Pensions Act 1995 to have regard to the need for diversification and suitability of investments. Subject to a number of restrictions contained within the relevant investment management agreements, the Investment Managers are authorized to invest in any class of investment asset. However, the Investment Managers will not invest in any new class of investment asset without prior consultation with the Trustee.

        The Trustee consults the Principal Employer on these investment principles, but the ultimate responsibility for the investment of the assets of the Scheme lies with the Trustee.

        As a result of a recent review of the Scheme's asset allocation strategy, a revised benchmark has been established. The target allocation at December 31, 2003 is as follows:

Equities	73.0%
Bonds	12.5%
Property	14.5%

        The investment policies and strategies for the other two defined benefit schemes, the M&G Group Pension Scheme and the Scottish Amicable Staff Pension Scheme follow similar principles, but have different target allocations, reflecting the particular requirements of the schemes

        The employer contribution in 2004 is anticipated to be £32 million.

Goodwill and Other Intangibles

        Prudential initially applied Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" (FAS 142) on January 1, 2002. For comparative purposes, the following table adjusts net income and basic and diluted earnings per share for the year ended December 31, 2001, as if goodwill amortization had ceased at the beginning of 2001.

	For the Year Ended December 31,
	2003	2002		2001
	(In £ Millions except per share amounts)
Reported net income (loss)	665	(357)		(408)
Adjustment for goodwill amortization	—	—		137
Adjusted net income (loss)	665	(357)		(271)
Reported basic earnings (loss) per share	33.3p	(18.0	)p	(20.6	)p
Adjustment for goodwill amortization	—	—		7.0p
Adjusted basic earnings (loss) per share	33.3p	(18.0	)p	(13.6	)p
Reported diluted earnings (loss) per share	33.3p	(17.9	)p	(20.6	)p
Adjustment for goodwill amortization	—	—		7.0p
Adjusted diluted earnings (loss) per share	33.3p	(17.9	)p	(13.6	)p

        Upon adoption of FAS 142, the Group performed a review of its goodwill and a transitional impairment test. Goodwill for each reporting unit was not considered to be impaired. Since the adoption of FAS 142, the Group has performed its annual impairment testing, in conjunction with its planning process. To date there have been no impairment losses related to goodwill and other acquired intangible assets.

        The following table provides an analysis of goodwill under US GAAP. Goodwill is classified within "Intangible assets" on the consolidated balance sheets.

	UK Operations	US Operations	Asian Operations	UK Banking Operations	Total
Goodwill, as of December 31, 2000	1,797	122	181	—	2,100
Acquisitions during the year	238	3	168	—	409
Amortization charge for the year	(106)	(15)	(16)	—	(137)

Goodwill, as of December 31, 2001	1,929	110	333	—	2,372
Acquisitions during the year	11	—	8	7	26
Disposal of subsidiary undertaking	(141)	—	—	—	(141)

Goodwill, as of December 31, 2002	1,799	110	341	7	2,257
Acquisitions during the year	122	—	—	—	122
Disposal of subsidiary undertaking	—	—	—	—	—

Goodwill, as of December 31, 2003	1,921	110	341	7	2,379

        Acquisitions and disposals, other than those reported in Note 16, relate to life fund venture capital holdings in which the Group is deemed to have a controlling interest.

        The Group's other intangible assets represent the present value of in-force business and continue to be subject to amortization.

	2003	2002	2001
	(In £ Millions)
Present value of in-force business:
Gross carrying amount	555	555	555
Accumulated amortization	(262)	(222)	(185)
Exchange adjustment	(15)	(8)	5

Net carrying amount	278	325	375

        The change in the net carrying amount of other intangible assets relates to amortization charges of £40 million and £37 million and adverse exchange movements of £7 million and £13 million in 2003 and 2002, respectively.

        The estimated aggregate other intangible assets amortization expense for the succeeding five years is as follows:

(In £ Millions)
2004	38
2005	37
2006	36
2007	22
2008	22

Pension Mis-selling Provision

        The components of the pension mis-selling provision at December 31, 2003 (set out at Note 30 to the consolidated financial statements) relating to future benefit payments were discounted at 5.85% in accordance with guidelines issued by the UK Government Actuaries Department. The undiscounted amounts, including expected internal and external legal and administrative costs of adjudicating, processing and settling these claims, at December 31, 2003 expected to be paid in each of the years ended December 31 are as follows:

(In £ Millions)
2004	227
2005	36
2006	34
2007	29
2008	22
Thereafter	518

Total undiscounted amount	866
Aggregate discount	(336)

Pension mis-selling provision	530

Stock-based Compensation

        Compensation expense for stock option plans is recorded if the market price of the underlying shares on the measurement date exceeds the option exercise price. In 2003, there was a compensation expense of £1 million recorded under US GAAP for stock option plans compared to compensation benefit of £4 million and expense of £6 million for 2002 and 2001 respectively.

        If the Group had determined compensation expense based on the fair value of the options at the grant date for its share options and awards granted after December 15, 1994 under Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (FAS 123), the Group's pro forma earnings would have been as follows:

	2003		2002		2001
	(In £ Millions except per share amounts)
Net income (loss):
As reported	665		(357)		(408)
Add: Total stock-based employee compensation cost, net of related tax effects, included in reported net income	1		(4)		6
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards granted since December 15, 1994, net of related tax effects	(2)		1		(8)

Pro forma	664		(360)		(410)

Basic earnings (loss) per share:
As reported	33.3	p	(18.0	)p	(20.6	)p
Pro forma	33.3	p	(18.1	)p	(20.7	)p
Diluted earnings (loss) per share:
As reported	33.3	p	(17.9	)p	(20.6	)p
Pro forma	33.2	p	(18.0	)p	(20.7	)p

        In accordance with FAS 123, the pro forma amounts include only the effects of share options and awards granted since December 15, 1994 and are not necessarily indicative of future pro forma net income.

        The weighted average exercise prices and fair values of options granted during 2003, 2002 and 2001 were as follows:

	2003		2002		2001
	Weighted Average Fair Value £	Weighted Average Exercise Price £	Weighted Average Fair Value £	Weighted Average Exercise Price £	Weighted Average Fair Value £	Weighted Average Exercise Price £
Stock options granted with exercise prices:
Greater than or equal to grant-date market value	—	—	—	—	1.17	7.31
Less than grant-date market value	1.31	2.49	1.71	3.62	2.84	5.27

        The fair value amounts above were determined using the Black-Scholes option-pricing method using the following assumptions:

	2003	2002	2001
Dividend yield	3.26%	2.84%	2.73%
Expected volatility	40.00%	40.00%	20.00%
Risk free interest rate	3.89%	4.47%	4.52%
Expected life	3.82 years	3.84 years	3.95 years

Securitized Financial Assets

        As of January 1, 2002, the Group has applied the provisions of Statement of Financial Accounting Standard No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (FAS 140), which supersedes SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". FAS 140 changes the circumstances under which a collateralized party must recognize certain financial assets in which it has security interest and requires additional disclosure on securitization transactions and on securitized financial assets.

        In 2001, the Group received proceeds of £452 million and recognized a gain of £18 million from the securitization of certain commercial mortgage loans. The Group retained interests in the securitization having a fair value of £43 million, based on quoted market prices. The gain recognized was determined by allocating the previous carrying amount between the assets sold and the interests retained based on their relative fair value at the date of transfer. While the retained interests are subordinate to those that were sold, there are no restrictions in connection with the assets retained. The fair value of interests retained is determined consistently with the Group's fixed maturity investments.

        In 2002, Egg completed a securitization transaction in which it transferred £1.25 billion of its UK credit card receivables to a trust vehicle created for the purpose of asset-backed securitization. The noteholders in this securitization have a proportionate interest in each balance in the portfolio of securitized receivables. At December 31, 2002 the value of this beneficial interest was £500 million. Under US GAAP the securitization of these assets has been accounted for as a secured borrowing by Egg and the outstanding beneficial interests are included within Debt. The securitized credit card receivables are included within Other loans in the condensed consolidated balance sheet. At the end of the period credit losses relating to this portfolio represented 2.28% of the outstanding balance.

        In 2003, Jackson National Life (JNL) completed a securitization transaction in which it transferred £648 million of its asset-backed securities to a trust vehicle (Piedmont CDO Trust) which issued several classes of debt to acquire these securities. The transaction was recorded as a sale and a loss of £0.1 million recorded. JNL retained beneficial interests in the contributed asset-backed securities of approximately 80% by acquiring certain securities issued by Piedmont. In addition, Egg transferred additional credit card receivables to its trust vehicle, created in 2002 for the purpose of asset backed securitizations, bringing the outstanding balance of assets in this vehicle to £2.26 billion. At December 31, 2003, beneficial interests of £1.5 billion had been sold and accounted for as a secured borrowing. Credit losses relating to this portfolio represented less than 2.76% of the outstanding balance.

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

        The significant size of the transitional adjustment arose from the method of application of FAS 133 transition guidance and related to the different accounting treatments of the changes in value of the derivative instruments and hedged instruments. In determining the amount of the offsetting gain on the hedged securities to be included in net income, Method 1 as described in FAS 133 Implementation issue J8, "Transition Provisions: Adjusting the Hedged Items Carrying Amount for the Transition Adjustment to a Fair-Value Hedging Relationship" has been applied.

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

        There was no transitional adjustment in respect of the Group's other operations, which use derivatives. There are two reasons for this position. Firstly, for operations which account for investments on a trading basis, the value movements on derivatives are already accounted for within the income statement. Secondly, for other operations, Method 2 of FAS 133 Implementation issue J8 has been applied. Accordingly, the transitional adjustment has been determined after offset by a compensating amount in respect of the hedged instruments.

(ii)   Adoption of EITF 99-20

        Effective April 1, 2001 the Group adopted Emerging Issues Task Force Issue # No. 99-20 ("EITF 99-20") "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets".

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

        The Group has completed the implementation of this standard. No impairment losses have been recognized and there has been no reclassification of intangible assets from goodwill.

Adoption of FAS 144

        Effective January 1, 2002, the Group adopted Statement of Financial Accounting Standard No. 144, "Accounting for the impairment or Disposal of Long-Lived Assets" (FAS 144). FAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale. A long lived asset classified as held for sale is to be measured at the lower of its carrying amount or fair value less cost to sell and to cease being depreciated. Therefore, discontinued operations are no longer to be measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. For long-lived assets to be held and used, impairment is recognized only if the carrying amount of a long-lived asset is not recoverable from its undiscounted future cash flows and is measured as the difference between the carrying amount and fair value of the asset. Long-lived assets to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off are considered held and used until disposed of. There has been no impact as of December 31, 2003 on the Group's results of operations, financial condition or liquidity, other than the Financial Statement presentation of gain on disposals of operations, and the impairment of owner-occupied property.

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

        The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. To date FIN 45 has not had a material impact on the Group's results of operations, financial condition or liquidity. See Note 30 for a description of guarantees the Group has issued.

Adoption of FAS 146

        In June 2002, the FASB issued Statement of Financial Accounting Standard No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (FAS 146). Effective January 1, 2003, the Group adopted FAS 146, which requires that a liability for costs associated with exit or disposal activities be recognized when the liability is incurred. Prior generally accepted accounting principles provided for the recognition of such costs at the date of management's commitment to an exit plan. In addition, FAS 146 requires that the liability be measured at fair value and be adjusted for changes in estimated cash flows. The provisions of the new standard are effective for exit or disposal activities initiated after December 31, 2002. There has been no impact as of December 31, 2003 on the Group's results of operations, financial condition or liquidity.

Adoption of FAS 147

        Effective October 1, 2002 the Group adopted FASB Statement of Financial Accounting Standard No. 147, "Acquisitions of Certain Financial Institutions" (FAS 147). FAS 147 removes acquisitions of financial institutions, except transactions between two or more mutual enterprises, from the scope of both FASB Statement No. 72, "Accounting for Certain Acquisitions of Banking and Thrift Institutions" and FASB Interpretation No. 9, "Applying APB Opinion Nos. 16 and 17 When a Savings and Loan Association or a Similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method" and requires that those transactions be accounted for in accordance with FASB Statement No. 141, "Business Combinations" and FASB Statement No. 142, "Goodwill and Other Intangible Assets". FAS 147 amends FAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" to include within its scope long-term customer-relationship intangibles of financial institutions. FAS 147 is effective for acquisitions occurring on or after October 1, 2002, and for all other provisions on October 1, 2002 with earlier application permitted. There has been no impact as of December 31, 2003 on the Group's results of operations, financial condition or liquidity.

Adoption of FAS 148

        In December 2002, the FASB issued Statement of Financial Accounting Standard No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123", (FAS 148). Effective December 15, 2002, the Group adopted the disclosure requirements of FAS 148 which requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. FAS 148 provides the alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Prudential is continuing its existing accounting policy for stock-based compensation using the intrinsic value method.

Adoption of FIN 46-R

        In January 2003, the FASB issued FASB Interpretation No. 46, (FIN 46), "Consolidation of Variable Interest Entities", which clarified the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements". FIN 46 was subsequently reissued as FIN 46-R in December 2003, with FIN 46-R providing additional interpretation as to existing standards on consolidation. FIN 46-R clarifies the application of standards of consolidation to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties (variable interest entity or "VIE"). VIEs are required to be consolidated by their primary beneficiaries if they do not effectively disperse risks among all parties involved. The primary beneficiary of a VIE is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. As required under the original standard, on February 1, 2003, the Group adopted the standard for VIEs created after January 31, 2003. The Group has no interest in a VIE created after January 31, 2003 or involvement with a VIE that meets the definition of a Special Purpose Entity (SPE) as defined in FIN 46-R which would result in the Group being considered the primary beneficial interest holder. In addition, as part of the transitional provisions of the revised standard, the Group has applied FIN 46-R as of December 31, 2003 to those VIEs created after January 31, 2003, and will adopt the accounting provisions of FIN 46-R in 2004 for VIEs in which the Group holds a variable interest that were acquired prior to February 1, 2003.

        The Group serves as the investment advisor to four collateralized debt obligations established and incorporated in the Netherlands that were organized to take advantage of bond market arbitrage opportunities. The four collateralized debt obligations contain aggregate assets of £1.2 billion at December 31, 2003, that are primarily invested in a variety of debt securities acquired from third parties. The collateralized debt obligations, in turn, issued tranched collateralized debt securities to third parties as well as to the following Group subsidiaries: the PAC life fund, Egg and M&G. The collateralized debt obligations reside in bankruptcy remote special purpose entities, or SPEs, in which the Group neither provides recourse nor guarantees. The Group's financial exposure to these collateralized debt obligations stems from the direct investments by the PAC life fund, Egg and M&G in certain debt and subordinated interests issued by these collateralized debt obligations. These four collateralized debt obligations and the Group's variable interests in these entities were created prior to February 1, 2003, and therefore fall under the accounting principles of FIN 46-R in 2004. The exposure to loss in these vehicles is limited to the subsidiaries direct investments in the four collateralized obligations, which was £105 million at December 31, 2003. To the extent the investments are held by the PAC life fund, 90% of any loss would be absorbed by the undistributed policyholder allocation account. There were no such structures created after January 31, 2003, that would have required consolidation or created significant variable interests to the Group at December 31, 2003.

Adoption of FAS 149

        In April 2003, the FASB issued Financial Accounting Standard No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities" (FAS 149). FAS 149 was issued to amend and clarify financial reporting for derivative instruments, including embedded derivative instruments and hedging activities. FAS 149 is effective prospectively for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The provisions of FAS 149 that relate to FAS 133 DIG issues should continue to be applied in accordance with their respective dates. The adoption of FAS 149 did not have a material impact on the Group's results of operations, financial condition or liquidity.

Adoption of FAS 150

        In May 2003, the FASB issued Financial Accounting Standard No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (FAS 150). FAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim reporting period starting after June 15, 2003. The adoption of FAS 150 did not have a material impact on the Group's results of operations, financial condition or liquidity.

Adoption of EITF 03-01

        Effective December 31, 2003, the Group adopted Emerging Issues Task Force Issue No. 03-01 "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" (EITF 03-01). EITF 03-01 requires certain disclosures for unrealized losses on fixed maturity and equity securities accounted for under SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities", and SFAS 124 "Accounting for Certain Investments Held by Not-for-Profit Organizations", that are classified as either available-for-sale or held-to-maturity.

        The disclosure requirements include quantitative information on the aggregate amount of unrealized losses and the related fair value of investments with unrealized losses, segregated into time periods relating to the length of time the investment has been in a continuous unrealized loss position. In addition, qualitative disclosures are required to provide additional information the company considered in reaching the conclusion that the unrealized losses were not other than temporary. See page F-120 for further information.

Adoption of FAS 132-R

        On December 23, 2003, the FASB issued Statement of Financial Accounting Standard No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements Nos. 87, 88 and 106, and a revision of FASB Statement No. 132" (FAS 132-R). FAS 132-R requires additional detailed disclosures regarding pension plan assets, benefit obligations, cash flows, benefit costs and related information. FAS 132-R does not change plan measurement or recognition criteria. With the exception of certain disclosures including disclosures related to foreign plans, the new disclosures are effective for fiscal periods ending after December 15, 2003. Companies with foreign plans may defer certain disclosures until fiscal years ending after June 15, 2004. The new disclosure requirements that are effective for the year ended December 31, 2003, are included in Note 37 on pages F-124 to F-128.

REPORT OF INDEPENDENT AUDITORS ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Members of Prudential plc

        Under date of May 18, 2004 we reported on the consolidated balance sheets of Prudential plc and its subsidiaries as of December 31, 2003 and 2002 and the related consolidated profit and loss accounts, consolidated statement of total recognized gains and losses, reconciliation of movements in consolidated shareholders' capital and reserves, and consolidated statements of cash flows from general business and shareholders' funds for each of the years in the three year period ended December 31, 2003, which are included herein. In connection with our audit of the aforementioned consolidated financial statements, we also audited the related condensed financial statement schedule included herein and appearing on pages S-3 to S-8. This condensed financial statement schedule is the responsibility of the Group's management. Our responsibility is to express an opinion on this schedule based on our audits.

        In our opinion, such condensed financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

        Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information related to the nature and effect of such differences is presented in Notes 36 and 37 to the consolidated financial statements and Note 3 to the condensed financial statement schedule.

May 18, 2004	By:	/s/ KPMG AUDIT PLC KPMG Audit Plc London, England

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

PROFIT AND LOSS ACCOUNTS

Years ended December 31

	2003	2002	2001
	(In £ Millions)
Investment income	518	600	236
Investment expenses and charges	(270)	(256)	(229)
Other charges:
Corporate expenditure	(75)	(70)	(71)
Provision against loans	(75)	(19)	—
Foreign currency exchange gains	58	5	32
Charge in respect of shares issued to qualifying employee share ownership trust	—	—	(54)

Operating profit (loss)	156	260	(86)
Merger break fee	—	—	338

Profit on ordinary activities before tax	156	260	252
Tax on profit on ordinary activities	30	67	43

Profit for the financial year	186	327	295

Dividends:
Interim at 5.3p, 8.9p and 8.7p per share, respectively	(106)	(178)	(172)
Final at 10.7p, 17.1p and 16.7p per share, respectively	(214)	(341)	(332)

Total dividends at 16.0p, 26.0p and 25.4p per share, respectively	(320)	(519)	(504)

Retained loss for the financial year	(134)	(192)	(209)

The accompanying notes are an integral part of this condensed financial information

 SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

BALANCE SHEETS

December 31

	2003	2002
	(In £ Millions)
Fixed assets
Investments:
Shares in subsidiary undertakings	4,000	5,500
Loans to subsidiary undertakings	2,526	2,160

	6,526	7,660

Current assets
Debtors:
Amounts owed by subsidiary undertakings	1,072	1,420
Other debtors	32	28
Cash at bank and in hand	156	36

	1,260	1,484

Less liabilities: amounts falling due within one year
Commercial paper	(1,041)	(1,632)
Other borrowings	(14)	(29)
Amounts owed to subsidiary undertakings	(17)	(14)
Tax payable	(184)	(126)
Final dividend payable	(214)	(341)
Sundry creditors	(29)	(19)
Accruals and deferred income	(44)	(43)

	(1,543)	(2,204)

Net current liabilities	(283)	(720)

Total assets less current liabilities	6,243	6,940
Less liabilities: amounts falling due after more than one year
Debenture loans	(2,262)	(1,703)
Amounts owed to subsidiary undertakings	(2,359)	(3,511)

Total net assets	1,622	1,726

Capital and reserves
Share capital	100	100
Share premium	553	550
Profit and loss account	969	1,076

Shareholders' funds	1,622	1,726

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' CAPITAL AND RESERVES

	Number of Ordinary Shares	Ordinary Share Capital	Share Premium	Retained Profit and Loss Reserve	Total
	(In Millions)	(In £ Millions)
January 1, 2001	1,981	99	458	1,434	1,991
Profit for the financial year	—	—	—	295	295
Dividends	—	—	—	(504)	(504)
New share capital subscribed	13	1	41	—	42
Transfer for shares issued in lieu of cash dividends	—	—	(20)	20	—
Credit in respect of shares issued to qualifying employee share ownership trust	—	—	54	—	54

January 1, 2002	1,994	100	533	1,245	1,878
Profit for the financial year	—	—	—	327	327
Dividends	—	—	—	(519)	(519)
New share capital subscribed	8	—	40	—	40
Transfer for shares issued in lieu of cash dividends	—	—	(23)	23	—

January 1, 2003	2,002	100	550	1,076	1,726
Profit for the financial year	—	—	—	186	186
Dividends	—	—	—	(320)	(320)
New share capital subscribed	7	—	30	—	30
Transfer for shares issued in lieu of cash dividends	—	—	(27)	27	—

December 31, 2003	2,009	100	553	969	1,622

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

STATEMENT OF CASH FLOWS

Years ended December 31

	2003	2002	2001
	(In £ Millions)
Operations
Net cash inflow from operating activities before interest and tax	457	516	178

Interest paid	(261)	(158)	(128)

Taxes recovered	88	200	14

Acquisitions, disposals and similar items
Investment in shares in subsidiary undertakings	—	(321)	(207)
Merger break fee received	—	—	338

Net cash (outflow) inflow from acquisitions, disposals and similar items	—	(321)	131

Equity dividends paid	(447)	(509)	(494)

Net cash outflow before financing	(163)	(272)	(299)

Financing
Issues of ordinary share capital, net of related transfer to share ownership trust	30	40	42
Issue of borrowings	636	—	726
(Repayment) issue of commercial paper to support a short-term fixed income securities reinvestment program	(200)	(89)	1,330
Movement in net amount owed to subsidiary undertakings	237	(2)	(1,725)

Net cash inflow (outflow) from financing	703	(51)	373

Net cash inflow (outflow) for the year	540	(323)	74

Reconciliation of operating profit (loss) to net cash inflow from operations
Operating profit (loss)	156	260	(86)
Add back: interest charged	270	256	229
Exchange movements	(50)	(5)	(32)
Provision against loans	75	19	—
Charge in respect of transfer to share ownership trust	—	—	54
Increase in debtors	(4)	(3)	(18)
Increase (decrease) in creditors	10	(11)	31

Net cash inflow from operating activities	457	516	178

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

NOTES TO THE CONDENSED FINANCIAL STATEMENT SCHEDULE

December 31, 2003

1 Accounting Policies

        The UK GAAP accounting policies described in Note 3 to the consolidated financial statements have been used in the preparation of these parent company financial statements, as well as the accounting policy described below.

Investments in shares in subsidiary undertakings

        Shares in subsidiary undertakings in the balance sheet of the parent company are shown at the lower of cost and estimated realizable value. Dividend income arising from these subsidiary undertakings is included within investment income in the parent company profit and loss account.

2 Dividends from Subsidiary Undertakings

	2003	2002	2001
	(In £ Millions)
The Prudential Assurance Company Limited	373	380	—
Prudential Corporation Holdings Limited	—	160	150
M&G Group plc	108	—	35
Holborn Finance Holding Company Limited	—	—	11

Total dividends	481	540	196

3 Reconciliation from UK GAAP to US GAAP

	2003	2002	2001
	(In £ Millions)
Net Income
Profit for the financial year in accordance with UK GAAP	186	327	295
Share in profit of the Group*	22	141	100
US GAAP adjustments*	457	(825)	(803)

Net income in accordance with US GAAP	665	(357)	(408)

Net Equity
Shareholders' funds in accordance with UK GAAP	1,622	1,726
Shareholder dividend liability	214	341
Share in net equity of the Group*	1,656	1,887
US GAAP adjustments (less dividends)*	1,636	924

Shareholders' equity in accordance with US GAAP	5,128	4,878

*
The 2002 and 2001 figures for these lines have been restated (see Note 4 to the consolidated financial statements).

        The parent company financial statements are prepared in accordance with UK GAAP. The above table provides a reconciliation between UK GAAP and US GAAP. Note 36 to the consolidated financial statements describes the material differences between UK GAAP and US GAAP.

        "US GAAP adjustments" in the above table represent the total of material differences between UK GAAP and US GAAP as presented in Note 36 to the consolidated financial statements, except that the adjustment to shareholders' equity for the shareholder dividend liability is shown separately above.

        The share in profit and in net equity of the Group represents the parent company's equity in the earnings and net assets of its subsidiaries and associates. As stated in Note 1 to the condensed financial statement schedule, the parent company accounts for its investments in shares in subsidiary undertakings on a cost basis under UK GAAP, whilst under US GAAP these investments are accounted for under the equity method of accounting.

4 Guarantees Provided by the Parent Company

        The parent company provides guarantees for the £150 million principal amount, 9.375% guaranteed bonds due 2007 and the £21 million principal amount, floating rate guaranteed unsecured loan notes due 2004, as disclosed in Note 28 to the consolidated financial statements. These borrowings have been issued by two of its finance subsidiaries.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form-20F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PRUDENTIAL PLC
May 18, 2004	By:	/s/ JONATHAN BLOOMER
	Name:	Jonathan Bloomer
	Title:	Group Chief Executive

Item 19.    Exhibits

        Documents filed as exhibits to this Form 20-F:

Exhibit Number	Description
1.	Memorandum* and Articles of Association of Prudential. Only the Articles are exhibited as they have changed from last year. The Memorandum is as previously filed.
2.1*
Form of Deposit Agreement among Prudential, Morgan Guaranty Trust Company of New York, as depositary, and holders and beneficial owners from time to time of ADRs issued thereunder, including the form of ADR.
2.2
The total amount of long-term debt securities of Prudential plc authorized under any instrument does not exceed 10 per cent of the total assets of the Company on a consolidated basis. Prudential plc hereby agrees to furnish to the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Prudential plc or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
4.1*	Restricted Share Plan.
4.2	Executive Directors' Service Contracts: Jonathan Bloomer* Philip Broadley* Clark Manning* Michael McLintock* Mark Norbom Mark Wood*
4.3	Chairman's Letter of Appointment
4.4	Non-executive Directors' Letters of Appointment Bart Becht Bridget Macaskill Roberto Mendoza Kathleen O'Donovan James Ross Rob Rowley
6.	Statement re computation of per share earnings (set forth in Note 5 and Note 37 to the consolidated financial statements included in this Form 20-F).
8.	Subsidiaries of Prudential (set forth in Note 26 to the consolidated financial statements included in this Form 20-F).
12.1	Certification of Prudential plc's Group Chief Executive pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Prudential plc's Group Finance Director pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Annual certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of KPMG Audit Plc.
99.1	Prudential's Code of Business Conduct.

*	Previously filed

Merrill Corporation Ltd, London
04LON1561