Form 20-F
period 2004-12-31
PRUDENTIAL PLC
filed 2005-06-24
CIK 1116578

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 24, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004

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

None

The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2004 was:

2,375,393,020 Ordinary Shares, 5 pence par value each

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

i

Item 8.	Financial Information	188
Item 9.	The Offer and Listing	189
	Comparative Market Price Data	189
	Market Data	189
Item 10.	Additional Information	190
	Memorandum and Articles of Association	190
	Material Contracts	196
	Exchange Controls	196
	Taxation	196
	Documents on Display	199
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	200
	Overview	200
	Major Risks	201
	Asset/Liability Management	203
	Use of Derivatives	204
	World-Wide Operations	204
	Currency of Investments	205
	Currency of Core Borrowings	206
	Sensitivity Analysis	206
Item 12.	Not Applicable
Item 13.	Defaults, Dividend Arrearages and Delinquencies	213
Item 14.	Material Modifications to the Rights of Security Holders	214
Item 15.	Controls and Procedures	215
Item 16A.	Audit Committee Financial Expert	215
Item 16B.	Code of Ethics	215
Item 16C.	Principal Accountant Fees and Services	215
Item 16E.	Purchases of Equity Securities by Prudential plc and Affiliated Purchasers	217
Item 17.	Not Applicable
Item 18.	Financial Statements
	Consolidated Financial Statements	F-1
	Condensed Financial Information of Registrant	S-1
Item 19.	Exhibits

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

        The following table presents the profit and loss account and balance sheet data for and as at the years ended December 31, 2000 to 2004 and has been derived from Prudential's audited consolidated financial statements audited by KPMG Audit Plc:

	Year Ended December 31,
	2004(1)	2004	2003	2002	2001	2000
	(In $ Millions)	(In £ Millions)
Profit and loss account data—UK GAAP basis
Gross premiums from continuing long-term business operations including acquisitions:	31,402	16,355	13,781	16,669	15,196	14,173
Gross premiums from discontinued general business operations(2)	—	—	—	329	390	333
Reinsurance and change in unearned premiums	(492)	(256)	(290)	(545)	(380)	(130)

Total earned premiums, net of reinsurance	30,910	16,099	13,491	16,453	15,206	14,376

Investment returns:
Continuing operations	28,157	14,665	15,617	(3,664)	(1,227)	5,041
Discontinued operations	33	17	22	22	17	5

Total investment returns	28,190	14,682	15,639	(3,642)	(1,210)	5,046

Operating profit (based on long-term investment returns) before amortization of goodwill, exceptional items and tax(3)
Continuing operations:
UK and Europe operations	929	484	394	470	361	360
US operations	349	182	140	131	281	461
Asian operations	250	130	71	62	25	36
Group activities	(370)	(193)	(181)	(189)	(130)	(123)

Total continuing operations	1,158	603	424	474	537	734
Discontinued operations(2)	(39)	(20)	(67)	(25)	89	38

Operating profit (based on long-term investment returns) before amortization of goodwill, exceptional items and tax(4)	1,119	583	357	449	626	772
Amortization of goodwill	(186)	(97)	(98)	(98)	(95)	(84)
Short-term fluctuations in investment returns(5)	440	229	91	(205)	(480)	(48)
Profit on business disposals(6)	92	48	—	355	—	120
Egg France closure cost(7)	(217)	(113)	—	—	—	—
Merger break fee, net of related expenses	—	—	—	—	338	—
Profit on Egg flotation	—	—	—	—	—	119

Total profit on ordinary activities before tax	1,248	650	350	501	389	879

Profit after tax and minority interests:
Operating profit (including post-tax long-term investment returns)	783	408	257	333	466	511

Profit for the period (including post-tax actual investment returns)	822	428	208	468	395	577

Statement of income and comprehensive income data—US GAAP basis
Insurance policy revenues	13,029	6,786	4,527	5,201	3,954	3,614
Investment results	25,628	13,348	11,672	(1,832)	182	4,643
Non-operating income:
Merger break fee, net of related expenses	—	—	—	—	338	—
Profit on Egg flotation	—	—	—	—	—	119
Other income	4,044	2,106	677	688	616	619

Total revenue	42,701	22,240	16,876	4,057	5,090	8,995

Net income (loss) from continuing operations (after minority interests)	1,302	678	692	(642)	(308)	496
Income from discontinued operations including profit on disposals (net of applicable tax)(2)	(132)	(69)	(27)	285	39	6
Cumulative effect of changes in accounting principles(8)	(995)	(518)	—	—	(139)	—

Total net income (loss)	175	91	665	(357)	(408)	502

Total comprehensive income (loss)	35	18	655	(627)	(68)	673

	As of and for the year ended December 31,
	2004(1)	2004	Restated 2003	Restated 2002		Restated 2001		Restated 2000
	(In $ Millions, Except Share Information)	(In £ Millions, Except Share Information)
Balance sheet data—UK GAAP basis
Total assets*	335,117	174,540	161,709	151,977		156,521		154,679
Long-term business provision	199,945	104,138	100,287	99,048		98,422		90,910
Technical provision for linked liabilities	46,343	24,137	20,195	16,007		17,783		18,719
Subordinated liabilities and debenture loans	6,125	3,190	3,117	2,310		2,244		1,585
Total shareholders' funds*	8,220	4,281	3,240	3,577		3,835		3,840
Balance sheet data—US GAAP basis
Total assets	334,191	174,058	160,645	150,379		155,668		153,024
Policyholder benefit liabilities(8)	235,031	122,412	90,307	89,304		84,190		76,711
Separate account liabilities(8)	10,620	5,531	30,487	25,793		29,729		32,337
Total shareholders' equity	11,380	5,927	5,128	4,878		5,964		6,455
Other data
Long-term business
New business from continuing operations:
Single premium sales(10)	21,940	11,427	8,473	11,802		10,610		9,788
New regular premium sales(9)(10)	1,350	703	710	707		693		538
Gross investment product contributions(10)	48,207	25,108	22,113	17,392		11,303		6,852
Funds under management	359,040	187,000	168,000	155,000		163,000		165,000
Basic earnings per share:
Based on operating profit (based on long-term investment returns) before amortization of goodwill, exceptional items and before tax on a UK GAAP basis^	52.6¢	27.4p	17.2p	21.7p		30.4p		37.9p
Based on operating profit (based on long-term investment returns) before amortization of goodwill and after tax and related minority interests on a UK GAAP basis^	36.9¢	19.2p	12.4p	16.1p		22.7p		25.1p
Based on total profit for the financial year after tax on a UK GAAP basis^	38.6¢	20.1p	10.0p	22.6p		19.2p		28.3p
Net income (loss) per share on a US GAAP basis^	8.3¢	4.3p	32.0p	(17.3	)p	(19.8	)p	24.6p
Diluted earnings per share on a UK GAAP basis^	38.6¢	20.1p	10.0p	22.6p		19.2p		28.2p
Diluted earnings (loss) per share on a US GAAP basis^	8.3¢	4.3p	32.0p	(17.2	)p	(19.8	)p	24.5p
Dividend per share, as originally reported	30.8¢	16.05p	16.0p	26.0p		25.4p		24.5p
Dividend per share, as restated(11)^	30.4¢	15.84p	15.38p	25.00p		24.42p		23.56p
Equivalent cents per share(12)^		29.02¢	27.30¢	40.17¢		35.17¢		33.42¢
Market price at end of period^	$8.70	453p	454p	422p		765p		1,036p
Average number of shares (in millions)^		2,129	2,076	2,068		2,057		2,037

*
Comparative figures for these lines have been restated as a result of the implementation of UITF Abstract 38 'Accounting for ESOP Trusts'. See Note 4 of the notes to Prudential's consolidated financial statements.

^
Comparative figures for these lines have been restated to take account of Prudential's rights offering in 2004. See Note 15 of the notes to Prudential's consolidated financial statements. The restatement factor is 0.9614 based on a theoretical ex-rights price of 405.71 pence divided by the closing share price on the final day Prudential's shares traded cum-rights of 422.00 pence.

Certain other minor reclassifications and presentational changes have been made to the amounts presented for prior periods to conform these periods to the current presentation. Such reclassifications and presentational changes had no overall effect on the shareholders' funds, profits or cashflows.

(1)
Amounts stated in US dollars have been translated from pounds sterling at the rate of $1.92 per £1.00 (the noon buying rate in New York City on December 31, 2004).

(2)
Discontinued operations relate to UK personal lines property and casualty insurance business, Jackson Federal Bank and Egg France. See Notes 7 and 37 of the notes to Prudential's consolidated financial statements.

(3)
Investment returns credited to operating profit for investments attributable to shareholders are determined using the long-term rate of return. For the purposes of determining long-term investment returns, from 2001 Jackson National Life has averaged realized investment gains and losses arising on debt securities over five years. For equity related investments Jackson National Life has assumed a long-term rate of return of 8.0%. In 2000, long-term investment returns for Jackson National Life were estimated as the aggregate of investment income and averaged realized gains and losses for both debt securities and other types of security. Comparatives for the average long-term gains credited to operating results for 2000 have not been restated for the refinement in policy, as the effect is not material.

(4)
The Group uses operating profit based on long-term investment returns before amortization of goodwill and exceptional items as a supplemental measure of its results. For the purposes of measuring operating profit, investment returns on shareholder financed businesses are based on the expected long-term rates of return. The expected long-term rates of return are intended to reflect historical real rates of return and, where appropriate, current inflation expectations adjusted for consensus economic and investment forecasts. The significant operations that require adjustment for the difference between actual and long-term investment returns are Jackson National Life and certain businesses of Prudential Corporation Asia. In addition to the adjustments made for investment returns, as described above, operating profit excludes amortization of goodwill and gains on business disposals and similar items.

In determining operating profit, the Group has used the expected long-term investment return and excluded amortization of goodwill and exceptional items as the directors believe that such presentation better reflects the group's underlying financial performance, on a statutory basis of measurement.

For a further discussion of operating profit before amortization of goodwill, exceptional items and tax and a reconciliation of operating profit based on long-term investment returns before amortization of goodwill, exceptional items and tax to profit on ordinary activities, including the related basic earnings per share amounts, see Note 5 of the notes to Prudential's consolidated financial statements.

Where operating profit before amortization of goodwill, exceptional items and tax is discussed elsewhere in this annual report, the above discussion as well as Note 5 should be referred to.

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

(6)
Profit on business disposals is detailed in Note 16 of the notes to Prudential's consolidated financial statements.

(7)
In July 2004, Egg announced that it intended to take the necessary steps to withdraw from the French market at an expected cost of £113 million.

(8)
Effective January 1, 2004, the Group adopted SOP 03-01 "Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and Separate Accounts". This has resulted in business previously disclosed as separate accounts business being reclassified to the general account. The cumulative effect of this change in accounting principle is described in Note 37 of the notes to Prudential's consolidated financial statements.

(9)
New regular premium sales are reported on an annualized basis, which represents a full year of installments in respect of regular premiums irrespective of the actual payments made during the year.

(10)
New business premiums reflect the amount of business Prudential generated during each period shown and do not include renewal premiums on policies written during prior periods. Prudential considers new business premiums to be a measure of its operating performance because they represent new sales of insurance policies during a specified period, rather than its revenues or profitability during that period. This operating measure enables a comparison of operating performance across periods without regard to revenues or profitability related to policies sold in prior periods. Gross investment product contributions reflect the amount invested by Institutional and Retail customers in the period. Prudential considers these to be a measure of its operating performance because it measures the flow of monies into the funds managed by the Group. This operating measure enables a measurement of operating performance across periods.

(11)
The final dividend with respect to any year is paid in the following year. Final dividends are included in the year to which they relate rather than in the year paid. Annual dividends comprise both interim and final dividend payments.

(12)
The dividends have been translated into US dollars at the noon buying rate on the date each payment was made.

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

        Historically, Prudential has declared an interim and a final dividend for each year (with the final dividend being paid in the year following the year to which it relates). Subject to the restrictions referred to above, Prudential's directors have the discretion to determine whether to pay a dividend and the amount of any such dividend but must take into account the company's financial position.

        The following table shows certain information regarding the dividends per share that Prudential paid for the periods indicated in pence sterling and converted into US dollars at the noon buying rate in effect on each payment date. Interim dividends for a specific year generally have a record date in August and a payment date in October of that year, and final dividends generally have a record date in the following March and a payment date in the following May.

Year	Interim Dividend	Interim Dividend	Final Dividend	Final Dividend
	(pence)	(US Dollars)	(pence)	(US Dollars)
2000	8.2	0.1165	16.3	0.2311
2001	8.7	0.1253	16.7	0.2405
2002	8.9	0.1382	17.1	0.2796
2003	5.3	0.0899	10.7	0.1883
2004	5.4	0.0991	10.65	0.1950

        The following table shows the same information but the comparative figures for 2000 to 2003 have been restated to take account of Prudential's rights offering in 2004. The restatement factor used for these periods is 0.9614 based on a theoretical ex-rights price of 405.71 pence divided by the closing share price on the final day Prudential's shares traded cum-rights of 422.00 pence. See Item 4, "Information on the Company—Growing the Business".

Year	Interim Dividend	Interim Dividend	Final Dividend	Final Dividend
	(pence)	(US Dollars)	(pence)	(US Dollars)
2000	7.89	0.1121	15.67	0.2221
2001	8.36	0.1204	16.06	0.2313
2002	8.56	0.1329	16.44	0.2688
2003	5.09	0.0863	10.29	0.1867
2004	5.19	0.0952	10.65	0.1950

        In February 2003, Prudential's Board of Directors (the "Board") announced that it would review Prudential's dividend policy. Since then the Board has determined a dividend policy which reflects operating cashflows, and the strategy to invest in the business for long-term growth. The Board believes that the dividends for 2004 reflect an appropriate balance between the cash generated by the Group, the ability to finance growth, maintain financial flexibility and the development of modified statutory basis profits over the medium to long-term. The Board believes that the current level of dividend is one from which it will be possible to grow the dividend.

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

Year ended December 31,	Average rate
2000	1.51
2001	1.44
2002	1.51
2003	1.65
2004	1.84

        The following table sets forth the high and low noon buying rates for pounds sterling expressed in US dollars per pound sterling for each of the previous six months:

	High	Low
December 2004	1.95	1.91
January 2005	1.91	1.86
February 2005	1.92	1.86
March 2005	1.93	1.87
April 2005	1.92	1.87
May 2005	1.90	1.82

        On June 23, 2005, the noon buying rate was £1.00 = $1.82.

RISK FACTORS

        A number of factors (risk factors) affect Prudential's operating results, financial condition and trading price. In common with other industry participants, the profitability of the Group's businesses depends on a mix of factors including mortality and morbidity trends, policy surrender rates, investment performance, and administration and acquisition expense.

        The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this report, is not updated, and any forward-looking statements are made subject to the reservations specified below under "Forward-Looking Statements".

Prudential's businesses are inherently subject to market fluctuations and general economic conditions.

        Prudential's businesses are inherently subject to market fluctuations and general economic conditions. In the UK, this is because a significant part of Prudential's shareholders' profit is related to bonuses for policyholders declared on its with-profits products, which are broadly based on historic and current rates of return on equity, real estate and fixed income securities, as well as Prudential's expectations of future investment returns.

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

        For some non unit-linked investment products, in particular those written in some of the Group's Asian operations, it may not be possible to hold assets which will provide cash flows to exactly match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets such as Taiwan, Korea and Japan where regulated surrender values are set with reference to the interest rate environment prevailing at the time of policy issue. This is due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. This results in a residual asset/liability mismatch risk which can be managed but not eliminated.

        In all markets in which Prudential operates, its businesses are susceptible to general economic conditions and changes in investment returns which may also change the level of demand for Prudential's products. Past uncertain trends in international economic and investment climates which have adversely affected Prudential's business and profitability could be repeated. This adverse effect would be felt principally through reduced returns and credit defaults (in fixed interest corporate bonds or unsecured lending), and may continue to affect the business unless conditions improve. In addition, falling investment returns could impair Prudential's operational capability, including its ability to write significant volumes of new business.

        See Item 4, "Information on the Company—Business of Prudential—Investments" for a description of Prudential's invested assets, investment strategies and investment yields. See also Item 5, "Operating and Financial Review and Prospects—Factors Affecting Results of Operations—General Economic and Market Conditions".

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses.

        Due to the geographical diversity of Prudential's businesses, it is subject to the risk of exchange rate fluctuations. Prudential's international operations in the US, Asia and Europe, which represent a significant proportion of operating profit and shareholders' funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential's consolidated financial statements upon translation of results into pounds sterling. The currency exposure relating to the translation of reported earnings and shareholders' funds is not separately managed other than hedging activity in respect of the US dollar and US dollar related components of the Financial Groups Directive surplus capital. This currency exposure could impact on the Group's gearing ratios (defined as debt over debt plus shareholder funds). The impact of gains or losses on currency translations is recorded as a component of shareholders' funds within the consolidated statement of total recognized gains and losses.

        Of core structural borrowings at December 31, 2004 of £2,797 million, £898 million was denominated in US dollars, partially to hedge the currency exposure arising from Prudential's investment in its US operations. The impact of gains or losses on currency translation is recorded as a component of shareholders' funds within the consolidated statement of total recognized gains and losses. This loss primarily arises upon translation into pounds sterling of the investments in Prudential's US and Asian operations, but reflects the offset of exchange gains of £64 million on the carrying value of the US dollar denominated borrowings, reflecting movements in the US dollar to pounds sterling exchange rate during 2004. See Item 11, "Quantitative and Qualitative Disclosures about Market Risk".

Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations in the markets in which it operates.

        Changes in government policy, legislation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates, which in some circumstances may be applied retrospectively, may adversely affect Prudential's product range, distribution channels, capital requirements and, consequently, reported results and financing requirements. For instance, these changes include possible changes in the regulatory framework for pension arrangements and policies, the regulation of selling practices and solvency requirements or tax law or interpretation. In the UK the Financial Services Authority's ("FSA") depolarization reforms and the rules relating to stakeholder products could have a significant effect on the types of products sold by Prudential, how its products are priced, distributed and sold and on shareholders' return.

        Similar changes in regulation in other jurisdictions could also have an impact elsewhere in the Group.

        The EU Insurance Groups Directive, which was implemented in the UK in 2001, together with the FGD, which became effective from January 1, 2005, require European financial services groups to demonstrate net aggregate surplus capital in excess of solvency requirements at the Group level in respect of shareholder-owned entities. The EU is also currently reviewing future solvency requirements (the Solvency II review). The implementation of these directives leads to Prudential being required to maintain a somewhat higher amount of capital as calculated at the Group level than necessary in respect of some of its businesses. The FGD parent company solvency requirements have to be complied with continuously starting January 1, 2005, with the result that Prudential needs to maintain an appropriate amount of capital at the parent company level to accommodate, for example, short-term movements in global foreign exchange rates to the extent not hedged, interest rates, deterioration in the credit quality of the Group's bond portfolios and equity markets. In addition, changes in the local regulatory regimes of designated territories could affect the calculation of the Group's solvency position.

        Inconsistent application of these directives by regulators in different EU member states may place Prudential at a competitive disadvantage to other European financial services groups.

        Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of another market participant. As a major participant in the majority of its chosen markets, circumstances could arise where Prudential, along with other companies, may be required to make such contributions. See "Item 5—Operating and Financial Review and Prospects".

        See Item 5, "Operating and Financial Review and Prospects—Factors Affecting Results of Operations—Government Policy and Legislation" and Item 4, "Information on the Company—Supervision and Regulation of Prudential".

Prudential is, and in the future may be, subject to legal and regulatory actions in the ordinary course of its business, both in the UK and internationally.

        The resolution of several issues affecting the financial services industry could have a negative impact on Prudential's reported results or on its relations with current and potential customers. These could be a review of business sold in the past under previously acceptable market practices at the time. Pending legal and regulatory actions include proceedings relating to aspects of Prudential's business and operations and which are typical of the business it operates such as the requirement in the UK to provide redress to certain past purchasers of pension and mortgage endowment policies and regulatory reviews on products sold and industry practices, including in respect of businesses it has closed.

        In the US, federal and state regulators have focused on, and continue to devote substantial attention to, the mutual fund, variable annuity and insurance product industries including the broker-dealer system. As a result of publicity relating to widespread perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms.

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

        The markets for the UK, the US and Asian financial services are highly competitive, with several factors affecting Prudential's ability to sell its products, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance and historical bonus levels. In some of its markets Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates or claims-paying ratios. Further, heightened competition for talented and skilled employees with local experience, particularly in Asia, may limit the Group's potential to grow its business as quickly as planned.

        Within the UK, Prudential's principal competitors in the life market include many of the major stock and mutual retail financial services companies including, in particular, Aviva, Legal & General, HBOS and Standard Life. In 2004 Prudential had a 58% market share of group additional voluntary contributions, 28% of the individual annuity market and in the fourth quarter had a 39% share of the with-profits bond market sold through IFAs.

        Jackson National Life's competitors in the US include major stock and mutual insurance companies, mutual fund organizations, banks and other financial services companies. Jackson National Life's principal life insurance company competitors in the US include AIG, Allstate Financial, Allianz Life of North America, AXA Financial Inc, Hartford Life Inc., ING, John Hancock, Lincoln National Corporation and Met

Life. At December 31, 2004 in the United States Jackson National Life was the fourteenth-largest life insurance company in terms of General Account assets, the sixth-largest provider of individual fixed annuities in terms of sales and the fifteenth largest provider of variable annuities in terms of sales.

        Within Asia, the Group's main regional competitors are international financial companies, including AIG, Allianz, ING and Manulife. In 2004, Prudential Corporation Asia was the leading European-based life insurer in Asia in terms of market coverage and number of top 5 markets, with operations in 12 Asian countries.

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

        Prudential's financial strength and credit ratings, which are intended to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in most of Prudential's products, and as a result its competitiveness. Downgrades in Prudential's ratings could have an adverse effect on its ability to market products and retain current policyholders. In addition, the interest rates Prudential pays on its borrowings are affected by its debt credit ratings, which are in place to measure Prudential's ability to meet its contractual obligations.

        On December 20, 2002, Moody's downgraded the financial strength rating of the Prudential Assurance Company Limited's ("Prudential Assurance" or "PAC") long-term fund from Aaa (on review for possible downgrade) to Aa1 (stable outlook). On January 29, 2003, Standard & Poor's downgraded the financial strength rating of PAC's long-term fund from AAA (negative outlook) to AA+ (stable outlook). Prudential believes the downgrades that it, and the rest of the UK insurance industry, experienced have not to date had a discernible impact on its performance.

        Prudential's long-term senior debt is rated as A2 (stable outlook) by Moody's, AA- (negative outlook) by Standard & Poor's and AA- (stable outlook) by Fitch Ratings. The rating from Moody's represents their third highest category out of 9, the rating from Standard & Poor's represents the second highest category out of 8 and the rating from Fitch Ratings represents the second highest category out of 12. Prudential's short-term debt is rated as P-1 by Moody's and A1+ by Standard & Poor's. These ratings represent the highest rating category out of 4 and out of 6 categories for each rating agency, respectively.

Adverse experience in the operational risks inherent in Prudential's business could have a negative impact on its results of operations.

        Operational risks are present in all of Prudential's business, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events. Prudential's business is dependent on processing a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. In addition, Prudential outsources several operations, including certain UK processing and IT functions. In turn, Prudential is reliant upon the operational processing performance of its outsourcing partners.

        Further, because of the long-term nature of much of Prudential's business, accurate records have to be maintained for significant periods. Prudential's systems and processes are designed to ensure that the operational risks associated with its activities are appropriately controlled, but any weakness in the systems could have a negative impact on its results of operations during the effective period. Prudential has not experienced or identified any operational risks in its systems or processes during 2004 or subsequently which have caused, or are expected to cause, a significant negative impact on its results of operations.

Adverse experience against the assumptions used in pricing products and reporting business results could significantly affect Prudential's results of operations.

        Prudential needs to make assumptions about a number of factors including those enumerated in the first paragraph of the discussion of Risk Factors in determining the pricing of its products and for reporting the results of its long-term business operations.

        For example, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its UK annuity business. In exchange for a premium equal to the capital value of their accumulated pension fund, pension annuity policyholders receive a guaranteed payment, usually monthly, for as long as they are alive. As part of its pension annuity pricing and reserving policy, Prudential assumes that current rates of mortality continuously improve over time. Annuity mortality assumptions were revised in 2003 to assume future improvements in mortality for males and females at levels projected on the Continuous Mortality Investigations medium cohort table as published by the Institute and Faculty of Actuaries. If mortality improvement rates significantly exceed the improvement assumed, Prudential's results of operations could be adversely affected.

        A further example is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (persistency). This is particularly relevant to its lines of business other than its UK annuity business. Prudential's persistency assumptions reflect recent past experience for each relevant line of business. Any expected deterioration in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly lower than assumed (that is, policy termination rates are significantly higher than assumed), Prudential's results of operations could be adversely affected.

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

        Certain of the subsidiaries have regulatory restrictions that can limit the payment of dividends, which in some circumstances could limit the Group's ability to pay dividends to shareholders.

Prudential operates in a number of markets through joint ventures and other arrangements with third parties. These arrangements involve certain risks that Prudential does not face with respect to its consolidated subsidiaries.

        Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures. Prudential's ability to exercise management control over its joint venture operations and its investment in them depends on the terms of the joint venture agreements, in particular, the allocation of control among, and continued co-operation between, the joint venture participants and may be adversely affected by new or existing regulations in the markets in which its joint ventures operate. Prudential may also face financial or other exposure in the event that any of its joint venture partners fails to meet its obligations under the joint venture or encounters financial difficulty. In addition, a significant proportion of the Group's product distribution is carried out through arrangements with third parties not controlled by Prudential and is dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements could affect Prudential's results of operations.

FORWARD-LOOKING STATEMENTS

        This annual report may contain certain forward-looking statements with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, economic and business conditions in the countries in which Prudential operates, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate, together with other factors discussed in "Risk Factors". This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements.

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

Item 4. Information on the Company

BUSINESS OF PRUDENTIAL

Overview

        Prudential is a leading international financial services group, providing retail financial services and fund management in the markets in which it operates: the United Kingdom, the United States, Asia and continental Europe. At December 31, 2004, Prudential was one of the 25 largest public companies in the United Kingdom in terms of market capitalization on the London Stock Exchange. Prudential is not affiliated with Prudential Financial, Inc. or its subsidiary, The Prudential Insurance Company of America.

        Prudential has been writing life insurance in the United Kingdom for over 150 years and has had the largest long-term fund in the United Kingdom for over a century. Prudential began writing property and casualty insurance in 1915, and expanded its business into British Commonwealth countries, including Singapore and Malaysia, in the 1920s and 1930s. In 1986, Prudential acquired Jackson National Life Insurance Company, a US insurance company writing life and fixed annuity business. A group strategy review in the early 1990s identified significant opportunities for Prudential in the Asian life sector and Prudential Corporation Asia was established in 1994 to develop a material and profitable Asian business. In 1998, Prudential launched Egg, now a leading e-commerce retail financial services provider, and in 1999, Prudential acquired M&G, a leading UK fund manager. In June 2000, Prudential completed its listing on the New York Stock Exchange and completed an initial public offering of Egg plc on the London Stock Exchange. In January 2002, Prudential completed the transfer of its personal lines property and casualty insurance business to Winterthur Insurance and the Churchill Group, its UK subsidiary, for consideration of £353 million.

        In the United Kingdom, Prudential offers a range of retail financial products and services, including long-term insurance and asset accumulation and retirement income products (life insurance, pensions and pension annuities), retail investment and unit trust products, fund management services and banking products. Prudential primarily distributes these products through independent financial advisers, referred to as IFAs, bank branches, and direct marketing, by telephone, mail and the internet.

        At December 31, 2004, in the United Kingdom, Prudential was:

  •
  the second-largest life insurance group in terms of market capitalization,

  •
  the proprietor of the largest long-term fund of investment assets supporting long-term insurance products,

  •
  the fourth largest asset manager in the United Kingdom,

  •
  through Egg, one of the largest pure on-line banks with 6% market share of total credit card balances, and

  •
  rated as Aa1 (stable outlook) by Moody's, AA+ (stable outlook) by Standard and Poor's and AA- (stable outlook) by Fitch Ratings for the long-term fund of Prudential Assurance. The ratings from Standard & Poor's, Moody's and Fitch Ratings for Prudential Assurance's long-term fund represent the second highest ratings out of 8, 9 and 12 in their respective rating categories.

        In the United States, Prudential offers a range of products through Jackson National Life Insurance Company ("JNL"), including fixed, fixed-indexed and variable annuities, life insurance, guaranteed investment contracts and funding agreements. Equity-Indexed Annuities are now referred to as Fixed-Index Annuities, a term that JNL believes more accurately describes the product design and its benefits and features. Prudential distributes these products through independent insurance agents, securities broker-dealers, registered investment advisors and banks, credit unions and other financial institutions. At December 31, 2004, in the United States, Jackson National Life was:

  •
  the fourteenth largest life insurance company in terms of General Account assets(1),

  •
  the sixth largest provider of fixed deferred annuities in terms of sales(2),

  •
  the ninth largest provider of fixed-indexed annuities in terms of sales(2),

  •
  the fifteenth largest provider of variable annuities in terms of sales(3), and

  •
  rated AA (negative outlook) by Standard & Poor's, AA (stable outlook) by Fitch Ratings and A1 (stable outlook) by Moody's in terms of financial strength rating. The ratings from Standard & Poor's and Fitch Ratings represent the third highest ratings out of 8 and 12, respectively, and the rating from Moody's represents the fifth highest rating out of 9.

(1)
Source: National Underwriter Insurance Data Services from Highline Data

(2)
Source: LIMRA

(3)
Source: VARDS

        Prudential Corporation Asia is the leading European-based life insurer in Asia in terms of market coverage and number of top 5 markets, with operations in 12 Asian countries. Prudential Corporation Asia offers a mix of life insurance with accident and health options, selected personal lines property and casualty insurance and mutual funds with the product range tailored to suit the individual country markets. Its insurance products are distributed mainly through an agency sales-force and complementary bancassurance agreements while the majority of mutual funds are sold through banks and brokers. Its life operations in China and India are through joint ventures in which it holds 50% and 26%, respectively. In addition, in India, Prudential holds 55% of a fund management joint venture with ICICI and in Hong Kong it has a 36% stake in a joint venture with Bank of China International for MPF and mutual funds.

        At December 31, 2004 Prudential Corporation Asia had:

  •
  operations in 12 countries and was Europe's leading life insurer in Asia in terms of market coverage and number of top 5 market positions,

  •
  licenses for eight cities and approval to provide group policies alongside the core life products in China,

  •
  over 136,000 tied agents and multiple third party distribution agreements, and

  •
  over five million policies in force.

        Prudential's operating profit under UK GAAP on the modified statutory basis before amortization of goodwill and tax for the periods indicated is set forth in the table below.

	Year Ended December 31,
	2004	2003	2002
	(In £ Millions)
UK and Europe Insurance Operations	305	256	372
M&G	136	83	71
Egg (continuing operations)	43	55	27

Total UK and Europe operations	484	394	470
US operations (continuing operations)	182	140	131
Asian operations	130	71	62
Group activities	(193)	(181)	(189)

Total continuing operations	603	424	474
Discontinued operations:
Egg France	(37)	(89)	(47)
US banking operations	17	22	22

Total operating profit before amortization of goodwill and tax(1)	583	357	449

(1)
In determining operating profit (based on a long-term investment returns before amortization of goodwill and tax), the Group has used the expected long-term investment return and excluded amortization of goodwill and exceptional items. The directors believe that such presentation better reflects the Group's underlying performance on a statutory basis of measurement.

Strategy

Shareholder Focus

        Prudential's strong mix of business around the world positions it well to benefit from the growth in customer demand for asset accumulation and income in retirement. Prudential believes that its international reach and diversity of earnings will continue to give it a significant advantage.

        Prudential's commitment to its shareholders is to maximize the value over the time of their investment. Prudential does this by investing for the long-term to develop and bring out the best in its people and its business to produce superior products and services, and hence superior financial returns.

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

        Over the past six years, Prudential has transformed itself from a business with a narrow product range and limited distribution channels focus into a multi-channel business with a broad product range and a clear retail financial services focus. At the same time, Prudential has withdrawn from those operations or markets that did not meet its target returns or that did not offer the opportunities to achieve critical mass in the desired timeframe.

        Prudential has significantly restructured its operations in both the United Kingdom and the United States over the last few years to improve its customer focus and management accountability, and to broaden its product range and distribution reach.

        In the United Kingdom, Prudential restructured its long-term savings business into a single integrated business combining Prudential's UK businesses with that of Scottish Amicable, which was acquired in 1997, to form Prudential UK Insurance Operations. The simplified organizational structure was effective from January 1, 2002. This has resulted in improved operational effectiveness through removal of duplication, greater customer focus and reduced operating costs. Meanwhile, Egg added banking products to Prudential's product range and has a market leading on-line position in providing banking and insurance products. The acquisition of M&G in 1999 has enhanced Prudential's retail, institutional and internal fund management capability.

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

        This value is clearly demonstrated by the scale and mix of Prudential's new business sales. In 2004, new business inflows exceeded £36 billion with over half coming from mutual fund sales, and 67% coming from outside the United Kingdom.

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

        The strength of Prudential's businesses and positive developments in a number of its markets represent an opportunity to enhance its market position and generate improved returns for its shareholders. A strong financial position at a Group level provides increased financial flexibility and allow Prudential to capitalize on these opportunities as they arise. In response to these developments the Board decided in October 2004 to launch a 1 for 6 rights offering. The majority of the net proceeds of Prudential's rights offering (£1,021 million) will be used to provide capital to support Prudential's growth plans for the UK life business and to fund a potential opportunity to increase its ownership from 26% to 49% of its joint venture life insurance business with ICICI in India. The remainder of the proceeds will be used to ensure that Prudential continues to meet the parent company solvency test under the EU Financial Groups Directive ("FGD") that became effective from January 1, 2005. The proceeds of the rights offering have initially been invested centrally within the Group in fixed interest securities.

Driving Growth

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

        In February 2002, M&G announced the launch of M&G International, focused initially on the distribution of M&G branded mutual funds to retail investors in Germany, Austria and Italy. In 2004, gross fund inflows increased fourfold to €611 million (£433 million), compared with 2003.

        In early 2002, Prudential reviewed the strategy for its Prudential and Scottish Amicable branded long-term business within continental Europe. The review concluded that an organic growth strategy based on investment in the German and French markets would be too slow and expensive to create value in these markets and would require significant acquisitions to create scale. Further, the analysis indicated that the returns achievable from any available acquisition would be too low to justify the investment of capital. As a consequence, in November 2002, Prudential agreed to sell its German long-term business to Canada Life for £82 million. This sale was completed in January 2003. In December 2003, Prudential agreed the sale of Prudential Europe Management Services Limited, its European administration company to Capita Life and Pensions Services Ireland Limited for £16 million. As part of this transaction a ten year third-party administration contract was put in place between the Prudential and Capita Life and Pensions Ireland Limited to ensure continuity of administration services to the company.

        Prudential believes that Asia offers significant long-term growth opportunities and its strategy is designed to create material and sustainable value in Asia by focusing on three dimensions: entering countries with opportunities to leverage its strengths, building and diversifying distribution and providing innovative customer-focused products. In India, Prudential's joint venture with ICICI continues to be the leading private sector player. In 2004, the Indian government announced its intention to allow increased foreign ownership in Indian companies, and Prudential remains interested in increasing its stake in the joint venture. However, the relevant legislation has not yet been put before the Indian Parliament. At present Prudential is not looking to expand the number of countries in Asia in which it operates. Prudential will however continue to diversify both channels and products within existing territories and increase its coverage within countries where it is already operating.

        In May 2002, Egg acquired 100% of Zebank, a French direct financial services company for £22.8 million in cash. During 2003 the decision was taken that the development of the business in France required a level of investment greater than that Egg was prepared to take on a standalone basis. Egg therefore began negotiations with potential partners that may have led to a joint venture or similar transaction. However, no suitable business partner was identified subsequently. On July 13, 2004, Egg announced its withdrawal from the French market to focus on its successful UK business. The exit from France was completed in Q1 2005 and the total closure costs are expected to be within the provision (£113 million) established in July 2004.

        The discussions with potential partners in relation to Egg's French business led to expressions of interest in Egg from a number of potential purchasers and as a result Prudential announced on January 14, 2004 that it was in preliminary discussions regarding a possible transaction with respect to its 79% shareholding in Egg. Following an extensive process, Prudential announced on August 3, 2004 that it was no longer in discussions with respect to its shareholding in Egg. Prudential intends to protect and build on its value of its investment while Egg remains part of the Group.

        During 2004 and the first quarter of 2005, Prudential UK was appointed to work with major independent financial advisor groups ("IFAs") such as Sesame, Millfield, Tenet and Burns Anderson on the design of their respective multi-tie propositions. It has also been appointed to the regulated multi-tie panels for Millfield, Burns Anderson, THINC Destini and Barclays.

        The UK insurance market is starting to recover from three years of decline. During this period, Prudential transformed its UK insurance business from a direct-sales operation, selling with-profits products, into a company that sells mainly shareholder-backed products through a range of channels, including independent financial advisers, business to business and partnership agreements with other companies. Prudential also improved its efficiency and broadened its product range. Over the next few years, Prudential sees new opportunities arising from the creation of multi-ties, and has won places on many of the multi-tie panels announced to date. Prudential expects these agreements to begin to have an effect on its performance in 2005, and to make an increasing contribution thereafter.

        In October 2004 Prudential launched PruHealth, a UK healthcare product that links health and fitness to the cost of medical insurance. As PruHealth is not a life insurance product, its premium income is not reported as new business sales; for the first quarter of 2005, the gross written premiums were £1 million. Support for PruHealth is strong in the IFA channel and its rate of growth is accelerating. The product has been developed through a joint venture with Discovery of South Africa.

        In November 2004, Prudential and its Chinese joint venture partner CITIC were granted a life insurance license for Shanghai in addition to the existing life insurance licenses for Guangzhou, Beijing and Suzhou where operations commenced in 2000, 2003 and 2004, respectively. In the first quarter of 2005, Prudential and its joint venture partner CITIC were granted three more life insurance licenses for Dongguan, Foshan and Wuhan and in May 2005 announced that it had been awarded another license for Zhongshan. CITIC Prudential's new branches are expected to open for business in the second half of 2005. Prudential is now the only European life insurance joint venture with licenses for eight Chinese cities.

        In November 2004, Prudential announced the purchase of Life Insurance Company of Georgia for £142 million. This acquisition will double the number of JNL's in-force life and annuity policies, add scale to its operating platform and expand its distribution capability. This will enable JNL to grow its life business at a higher return and faster rate than can be achieved organically. JNL anticipates the capital provided will be returned over a period of about 5 years. The planning for the integration of the business is on track and full integration is anticipated within 12 months of closing the transaction. The purchase was completed on May 18, 2005.

        In October 2004, JNL completed the sale of Jackson Federal Bank ("JFB") to Union Bank of California for £166 million. JFB's principal area of business was banking and commercial real estate lending, which no longer aligned with JNL's strategy. Accordingly, the results of operations for Jackson Federal Bank are reported as discontinued operations in the accompanying financial statements.

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

        In the United Kingdom, Prudential has complementary businesses and market-leading positions in key product areas, enabling it to deliver sustained growth in the low margin environment in which it now operates. The businesses comprising Prudential's UK Insurance Operations have undergone enormous strategic transformations in recent years, bringing together several operating units under the powerful Prudential brand and improving service to over seven million customers. In 2002, Prudential's

UK Insurance Operations announced the development of an outsourced customer service operation in Mumbai, India. In May 2003, the Mumbai customer service center opened and at the end of 2004 employed over 880 people. Measures to improve customer service continued in 2004 with a number of initiatives to simplify communication channels with both customers and intermediaries.

        M&G is Prudential's UK and European fund management business and had over £126 billion of funds under management as of December 31, 2004, of which £98 billion related to Prudential's long-term business funds. M&G operates in markets where it has a leading position and competitive advantage, including retail fund management, institutional fixed income, pooled life and pension funds, property and private finance. Based on May 2005 data from the Investment Management Association, M&G ranks as the fourth largest asset manager in the UK.

        Egg has 3.1 million customers who are defined as "marketable" based on their activity levels. Moving forward, Egg will focus on growing lending balances and fee income through a mix of both acquisition and cross sales rather than by customer acquisition as the key growth metric.

        In the United States, Prudential, through Jackson National Life, is one of the few providers to have a significant market position across the range of fixed, variable and fixed-indexed annuity products. It also offers life and institutional products. Jackson National Life has expanded its distribution channels to include independent agents, broker-dealers, banks, registered investment advisors and other financial institutions. Through the recent acquisition of Life Insurance Company of Georgia, JNL will double its number of in-force life and annuity policies, add scale to its operating platform and expand its distribution capability. This will enable JNL to grow its life business at a higher return and faster rate than achievable organically.

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

Company Address and Agent

        Prudential plc is a public limited company organized under the laws of England and Wales. Our registered office is Laurence Pountney Hill, London EC4R 0HH, England (telephone: +44 20 7220 7588). Our agent in the United States is Jackson National Life Insurance Company, located at 1 Corporate Way, Lansing, Michigan 48951, United States of America.

Significant Subsidiaries

        The table below sets forth Prudential's significant subsidiaries.

Name of Company	Percentage Owned(1)	Country of Incorporation
The Prudential Assurance Company Limited	100%	England and Wales
Prudential Annuities Limited(2)	100%	England and Wales
Prudential Retirement Income Limited(2)	100%	Scotland
M&G Investment Management Limited(2)	100%	England and Wales
Egg Banking plc(2)(3)	79%	England and Wales
Jackson National Life Insurance Company(2)	100%	United States
Prudential Assurance Company Singapore (Pte) Limited(2)	100%	Singapore
PCA Life Assurance Company Limited	99%	Taiwan

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

        In 2004, Prudential's UK and Europe business generated operating profit from continuing operations before amortization of goodwill and tax of £484 million and total UK and Europe new business insurance premiums of £6,538 million and investment flows of £5,845 million. As of December 31, 2004, M&G had over £126 billion funds under management and Egg had customer deposits of £6,336 million and a credit card book of £3,578 million.

UK Retail Financial Services Market Overview

        The United Kingdom is one of the world's largest life insurance markets in terms of premiums and is one of the largest retail banking markets. In recent years, the UK insurance and banking markets have changed significantly and are continuing to evolve as a result of changes in regulation and government policy, demographics, technological development and consumer awareness and attitudes. Retail financial services providers are adapting to these changes to meet consumer needs by broadening the range of products that they offer and the means by which those products are distributed to, and accessed by, customers.

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

        Independent financial advisors continue to be the principle channel for the distribution of life and pension products for insurers in the UK. This channel is undergoing significant change with the introduction by the Financial Services Authority ("FSA") of new "depolarization" rules leading to the establishment of multi-tie panels. Over the next few years, Prudential UK expects that a significant proportion of IFAs, which previously operated as whole-of-market providers, will move to a panel approach whereby they will distribute the product range of a select number of life companies.

        Depolarization is also expected to have an effect on the UK bank distribution market as some banks move to offer their customers products from a panel of different providers rather then from a single product provider.

        Competition among retail financial service companies is focused on product range, distribution reach, brand, investment performance and the specific benefits offered by products, charges and financial strength.

        Prudential believes the prospects for the UK life insurance industry are improving and that it is well positioned to take advantage of the opportunities presented. In accordance with this, a proportion of Prudential's rights offering proceeds is to be used to support Prudential's growth plans in the UK. During 2005, Prudential UK and Europe sales are expected to grow by 10%, given the expectation of market growth of 5%.

UK Products and Profitability

        In common with other UK long-term insurance companies, Prudential's products are structured as either with-profits (participating) products, or non-participating products including annuities in payment and unit-linked products. Depending upon the structure, the level of shareholders' interest in the value of policies and the related profit or loss varies.

        With-profits policies are supported by a with-profits fund and can be single premium (for example, Prudence Bond) or regular premium (for example, certain corporate pension products). Prudential's primary with-profits fund is part of PAC's long-term fund. The return to shareholders on virtually all with-profits products is in the form of a statutory transfer to PAC shareholders' funds which is analogous to a dividend from PAC's long-term fund and is dependent upon the bonuses credited or declared on policies in that year. Prudential's with-profits policyholders currently receive 90% of the distribution from the main with-profits fund as bonus additions to their policies and shareholders receive 10% as a statutory transfer.

        In 2004, profits distributed from Prudential's primary with-profits fund amounted to £1,986 million, of which £1,788 million (90%) was added to policies as bonuses, and £198 million (10%) was available for distribution to shareholders and will be paid as a dividend in 2005.

        The profits from almost all Prudential's new non-participating business written since July 1, 2004 accrue solely to shareholders. Such business is written in the non-profit sub-fund within PAC's long-term fund, or in various shareholder owned direct or indirect subsidiaries, the most significant of which is Prudential Retirement Income Limited ("PRIL"). There is a substantial volume of in-force non-participating business in PAC's with-profits fund and that fund's wholly owned subsidiary Prudential Annuities Limited ("PAL"); profits from this business accrue to the with-profits fund. The vast majority of external non-profit annuity business is now written in PRIL and, with effect from July 1, 2004, immediate annuities arising from vesting deferred annuity policies were reinsured to PRIL.

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

        Prudential expects demand for private personal pension and savings products to increase over the medium to long term, in part reflecting a change in the UK government's approach to social security that has encouraged long-term savings through tax advantages, but also in reaction to the growing realization that state-provided pensions are unlikely to provide sufficient retirement income. An ageing population is focusing on asset-accumulation and other retirement products to supplement their state benefits, while younger generations are focusing on pension and long-term savings products as well as health and income protection cover.

        During the late 1980s, the UK government began encouraging individuals to invest in equities, with particular emphasis on UK equities. The UK government's privatization program and the introduction in 1988 of tax-advantaged Personal Equity Plans, referred to as PEPs, considerably widened the UK equity investor base. The current UK government replaced PEPs in April 1999 with Individual Savings Accounts, referred to as ISAs, a tax-advantaged product that offers equity, insurance and deposit investment options. ISAs will continue until 2010 based on government pronouncements.

        The UK government introduced "stakeholder pensions" in April 2001 with the intention of creating a pension for individuals who were earning enough to be able to afford to make a contribution towards a pension but were not currently doing so. This initiative built on previous changes, such as the introduction of personal pensions in 1988.

        Until the late 1990s, the UK's regulation of savings has largely focused on the sales process, rather than on the product design. With the advent of "stakeholder' pensions, the government made a tentative step into product regulation—a pension product can only use the name "Stakeholder' if it meets certain conditions, concerning charges, access and terms. However, the sales regulation for these pensions was just as onerous as for non-stakeholder pensions, with all sales requiring a full fact find of the customer to check suitability.

        Following the Sandler Review, which was reported in 2002, HM Treasury and the Department of Work and Pensions have been developing regulatory constraints for a new set of "Stakeholder' products based on simplicity, charge caps, and safety (by controlling investment risk). These new stakeholder products will include a cash deposit account, a medium-term savings vehicle, a pension (a revised version of the existing stakeholder pension), and a Child Trust Fund (to which the government will contribute for every new-born child in the UK). It is proposed that this suite of products will operate within a lighter-touch regulatory sales and advice regime. The advice is based on standard questions which are designed to determine whether a savings or investment product from a stakeholder range is suitable for a customer. It is aimed at minimizing potential customer detriment. See "—Supervision and Regulation of Prudential—UK Supervision and Regulation—Application of 2000 Act Regulatory Regime to Prudential—Regulation of Insurance Business".

        The product requirements, and the lighter touch sales approach, have now been determined and took effect from April 2005. The extent of the industry's participation in the new stakeholder regime is likely to depend very heavily on the balance of charges available and costs associated with the new sales approach.

        Historically, the majority of the life and pensions business written in the United Kingdom was with-profits business. However, in response to regulatory scrutiny and subsequent changes in the regulatory environment and customer requirements, with-profits products are being increasingly supplemented by simpler unit-linked products. For a detailed description of Prudential's with-profits products and policies, "—Shareholders' Interests in Prudential's Long-term Insurance Business—With-profits Products".

Distribution

Direct to Consumer

        The direct to consumer distribution channel is primarily charged with increasing revenue from existing Prudential customers and by seeking new customers. Direct to Consumer includes the telephone and Internet and focuses on annuities, protection and health products.

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

        Within the Corporate Pensions sector the adviser market is heavily dominated by a small number of Employee Benefit Consultants ("EBCs") who control the majority of the 250 plus lives sectors. Prudential targets its proposition at medium to large sized employers, distributed via the major EBC's on a nil commission basis. Prudential has a well developed and comprehensive worksite communication proposition that is effectively deployed within both our new and existing clients to educate and inform members as well as increasing the take up within the arrangements. Prudential is the provider to 20% of FTSE 350 companies, managing more than 4,000 pension schemes.

Intermediaries

        The intermediary channel focuses on the distribution of products to individual customers via retail IFAs. This channel was restructured during 2004 in response to the new regulatory regime effective from December 2004. A new infrastructure was created to customize the levels of support required. A new divisional structure was implemented that matches field-based account managers with high value customer segments. Lower value segments are serviced by telephone-based account managers. The new organization structure positions the Intermediaries business to extract maximum value from the opportunities the new regulatory regime presents.

Corporate Partnerships

        The corporate partnerships channel focuses on developing strong relationships with banks, retail brands and other distributors. Corporate partnerships also seeks to help our distribution partners in their distribution and product development strategies. In October 2002, Prudential's UK Insurance Operations announced an agreement with Abbey National to distribute the Prudence Bond in the United Kingdom. This agreement was discontinued in 2004. In January 2003, Zurich Financial Services signed a five-year distribution agreement for Zurich Advice Network to offer customers a Prudential annuity post depolarization and improved annuity rates pre-depolarization and in 2004 Pearl Assurance and Prudential signed an agreement whereby Prudential provides annuities to Pearl's vesting personal pension customers. Prudential has also signed a number of deals with banks to provide life insurance. The partnership with Lloyds TSB is one of the largest of these. In December 2004, Prudential reached agreement with Royal London to reassure Scottish Life's approximately 60,000 in-force annuities, representing in excess of £1 billion of funds under management.

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

        The FSA following a consultation process, published new rules at the end of 2004 implementing new "depolarization' rules. Advisers now have the choice of being "single tied' as before, or multi tied advising on the products of a limited range of providers, or IFA where they offer products from the "whole of market' as now, but they also have to offer a "fee alternative'. Prudnetial's view is a significant number of existing IFAs will choose to adopt a "multi tie' selecting a limited number of large brands.

        In preparation for this change, Prudential has worked with major IFA groups to design and build multi-tie propositions and, as of March 31, 2005, Prudential has been appointed to work with Sesame, Millfield, Tenet and Burns-Anderson on the design of their respective multi-tie propositions. It has also been appointed to the regulated multi-tie panels including, Millfield, Thinc Destini, Barclays and Burns-Anderson.

UK Business Units

UK and Europe Insurance Operations

        In 2004, operating profit before goodwill, amortization and tax from Prudential's long-term UK and Europe Insurance Operations was £305 million. This represented 63% of the total £484 million operating profit before amortization of goodwill and taxation recorded by Prudential in the United Kingdom and Europe from long-term and other operations. See Item 5, "—Operating and Financial Review and Prospects—Analysis by Geographic Region—UK and Europe Operating Results". The UK insurance operation's profit accounts for over 98% of the combined UK and Europe Insurance Operation's profit. Therefore this section primarily focuses on the UK Insurance Operation.

UK Insurance Operations

Products

        Prudential offers a wide range of products, which traditionally have been marketed under the "Prudential" and "Scottish Amicable" brands. From January 2003, however, products have only been sold under the Prudential brand. See Item 5, "—Operating and Financial Review and Prospects—Analysis by Geographic Region—UK and Europe Insurance Operations—UK Restructurings". The products distributed include long-term products consisting of:

  •
  life insurance savings-type products and pure protection products,

  •
  individual and corporate pensions, and

  •
  pension annuities.

        Until December 2001, Prudential also offered personal lines property and casualty insurance through its UK Insurance Operations. However it transferred this business in January 2002 to Winterthur Insurance and the Churchill Group, (Winterthur's UK subsidiary) which is now owned by Royal Bank of Scotland. Since April 1, 2002, all new Prudential branded personal lines property and casualty insurance business has been written in Churchill's name. See "—Transfer of Property & Casualty Business to Winterthur".

        In October 2004 Prudential launched PruHealth, a UK healthcare product that links health and fitness to the cost of medical insurance. As PruHealth is not a life insurance product, its premium income is not reported as new business sales; for the first quarter of 2005, the gross written premiums were £1 million. Support for PruHealth is strong in the IFA channel and its rate of growth is accelerating. The product has been developed through our joint venture with Discovery of South Africa.

Long-term Products

        Prudential's long-term products in the United Kingdom consist of life insurance, pension products and pensions annuities. The following table shows Prudential's UK Insurance Operations new business insurance and investment premiums by product line for the periods indicated. New business premiums include deposits for policies with limited or no life contingencies.

	Year Ended December 31,
	2004	2003	2002
	(In £ Millions)
Life insurance
With-profits	246	532	1,875
Unit-linked	1,565	617	396

Total life insurance	1,811	1,149	2,271
Pensions
With-profits individual	28	35	57
Unit-linked individual	60	59	88
Department of Work and Pensions rebates	354	383	305
Corporate*	432	368	397

Total pensions	874	845	847
Pension annuities and other retirement products
Fixed	3,482	1,855	2,055
Retail Price Index	204	133	293
With-profits	76	59	117

Total pension annuities	3,762	2,047	2,465

Total new business premiums	6,447	4,041	5,583

*
Note: certain investment mandates previously reported as UK Corporate Pension business are now reported as M&G institutional investment flows. This gives rise to a restatement of 2003 UK sales of £320 million (£688 million to £368 million) and restatement of 2002 UK sales of £158 million (£555 million to £397 million).

        New business premiums in 2004 were £6,447 million, up 59% and 16% respectively on 2003 and 2002. This increase principally reflects a growth in sales of Unit-Linked investments of 144% and Pension Annuities of 84%. The 84% growth in Pension Annuities was mainly driven by growth in both individual and bulk annuities and also a reassurance deal for £1,108m with Royal London (see Corporate Partnerships section).

Life Insurance Products

        Prudential's UK life insurance products are predominantly medium to long-term savings products with life cover attached, and also include pure protection (term) products. The main savings products Prudential offers are investment bonds.

Savings Products—Investment Bonds

        Prudential offers customers a choice through a range of investment funds to meet different risk and reward objectives. Prudential launched the Flexible Investment Plan ("FIP") in November 2003. Through this plan, our customers have the option to invest in the Prudence Bond (With-Profits) along with a range of unit linked bonds. Advisers can build an individual portfolio and asset allocation model to accurately match a client's risk / reward profile. FIP also gives financial advisers the opportunity to choose from different external fund management groups and the flexibility to make changes to portfolio and asset allocation over time.

        The Prudence Bond, a single premium, unitized with-profits policy with no fixed term, is one of the United Kingdom's leading investment bond products in terms of with-profits market share. Prudential launched the Prospect Bond, another single premium with-profits bond, in October 2003. The Prospect Bond gives investors the opportunity to move out of under-performing funds elsewhere in the market, and into the Prudential With-Profits Fund. In September 2004, Prudential launched the next generation with-profits investment bond, entitled PruFund. A complement for Prudence Bond, it is designed to provide increased transparency and smoothed investment returns to the customer. In 2004, total new business premiums attributable to the PruFund, Prudence Bond, Prospect Bond and the Prudential Investment Bond, were in excess of £246 million. Sales of Prudential's offshore bonds, the International Prudence Bond and International Prudential Portfolio Bond, were £273 million in 2004.

        These with-profits products aim to provide capital growth over the medium to long-term, and access to a range of investment sectors without the costs and risks associated with direct investment into these sectors. Capital growth for the policyholder on with-profits bonds apart from PruFund is achieved by the addition of reversionary or regular bonuses, which are credited to the bond on a daily basis from investment returns achieved within Prudential Assurance's long-term with-profits fund, off-set by charges and expenses incurred in the fund. A final bonus may also be added when the bond is surrendered. PruFund delivers growth through a published expected growth rate, updated quarterly, and a transparent formulaic smoothing mechanism. In contrast the capital return on unit-linked bonds directly reflects the movement in the value of the assets underlying those funds. When funds invested in Prudential Assurance's long-term with-profits fund are either fully or partially withdrawn, Prudential may apply a market value adjustment to the amount paid out.

Life Protection

        Prudential underwrites life protection for companies providing loans to their customers. Sales in 2004 were £795 million mostly generated through partnership agreements with Lloyds TSB and Alliance and Leicester.

Pension Products

        Prudential provides both individual and corporate pension products. In 2004, new business premiums totaled £88 million for individual pensions and £432 million for corporate pensions. Pension products are tax-advantaged long-term savings products that comply with rules established by the UK Inland Revenue and are designed to supplement state-provided pensions. These rules require that, upon retirement, maturity benefits are used to purchase pension annuities by policyholder election at retirement or at least by the age of 75, although they do permit a portion to be taken as a tax-free lump sum. Prior to retirement, these products typically have minimal mortality risk to Prudential and are primarily considered investment products. An exception is where a guaranteed annuity option has been offered on the product, with an element of risk to Prudential both in underlying mortality and investment assumptions.

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

        In 2001, Prudential introduced products that meet the criteria of the UK government's stakeholder pension program. The stakeholder pension is intended for individuals earning enough to be able to afford to make contributions to a pension but who are not currently doing so. The introduction of stakeholder pensions has had implications for, among other things, how Prudential designs, administers, charges for and distributes pension products. The most significant requirements involve capped charges and a low minimum contribution which must be accepted by the provider. The government has capped charges at 1% of the policyholder account balance per annum for stakeholder pensions, which is significantly below the charges on personal pension products previously offered by the UK pensions industry.

Department of Work and Pensions Rebates ("DWP Rebate")

        Prudential also provides individual personal pension products through the DWP Rebate arrangement. Under this arrangement, individuals may elect to contract out of the UK's State Second Pension (referred to as SP2) which was previously known as State Earnings Related Pension Scheme, administered by the UK Department of Work and Pensions. If an individual elects to contract out, then he or she will designate a pensions provider, such as Prudential. Premiums on products sold in this manner are paid through "rebates" from the Department of Work and Pensions, which represent the amount that would be otherwise paid into SP2. Rebate amounts are invested to provide benefits to the individual. Premiums from Department of Work and Pensions rebates are typically reported in the first quarter of each year. In 2004, Prudential recorded total premiums of £354 million from Department of Work and Pensions rebates.

Corporate Pensions

        There are two categories of corporate pension products: defined benefit and defined contribution. Prudential has an established defined benefit plan client base that ranges from small unlisted companies to some of the largest companies in the United Kingdom. In addition, Prudential offers defined contribution products including additional voluntary contribution plans (current UK regulations require that all companies that offer an occupational pension plan must also offer a group additional voluntary contribution plan to their employees). Additional voluntary contribution plans enable employees to make additional pension contributions, either regularly or as a lump sum, to supplement their occupational pension plans.

        Defined benefit plans and products continue to dominate the corporate pensions market in terms of funds under management. In recent years, however, most new plans established have been defined contribution products. In addition, there is an increasing trend among companies to close the plans to new members or to convert existing schemes from defined benefit to defined contribution in order to stabilize or reduce potential pension liabilities.

        Prudential offers group unit-linked policies and with-profits policies to the corporate pensions market. Prudential's defined contribution products are Additional Voluntary Contribution plans, Group Money Purchase Plans, Group Personal Pension plans, Group Stakeholder Pension plans and Executive Pension plans.

        Prudential also has a Company Pension Transfer Plan (or Bulk S32), designed to accept benefits from both defined benefit and defined contribution pension schemes which are winding-up (cease to exist or being replaced by a new type of scheme).

Pension Annuities and other retirement products

        Prudential offers individual conventional immediate annuities that are either fixed or retail price-indexed (referred to as RPI), where annuity payments are guaranteed from the outset, or with-profits annuities, where annuity payments are variable. A total of £2,180 million of individual conventional annuities were sold in 2004. Of this total, £1,055 million were sold to existing Prudential customers with maturing pension policies. The other £1,125 million were sold to new customers, typically individuals with a pension maturing with another provider who chose Prudential to provide their annuity. Prudential also offers bulk annuities, whereby it manages the assets and accepts the liabilities, of a company pension scheme or life fund, usually when it is being wound up by the employer. Due to the nature of the product, the volume of Prudential's bulk annuity sales is unpredictable as it depends on the decision of scheme trustees. In 2004, Prudential sold £1,582 million of bulk annuities, of which £1,108 million related to an agreement with Royal London in which Prudential reached an agreement to reassure Scottish Life's approximately 60,000 in-force annuities.

        Prudential's immediate annuity products provide guaranteed income for a specified time, usually the life of the policyholder, in exchange for a lump-sum capital payment. No surrender value is available under any of these products. The primary risks to Prudential from immediate annuity products, therefore, are mortality improvements and credit risk.

Conventional Annuities

        Prudential's conventional annuities include level (non-increasing), fixed increase and retail price index ("RPI") annuities. Prudential's fixed-increase annuities incorporate automatic increases in annuity payments by fixed amounts over the policyholder's life. The RPI annuities provide for a regular annuity payment to which an additional amount is added periodically based on the increase in the UK Retail Prices Index. In 2004, sales of RPI annuities were £204 million (including £109 million of bulk annuities). In 2004, sales of level and fixed-increase annuities amounted to £3,482 million (including £1,583 million of bulk annuities and £31 million of Flexible Retirement Income Account ("FRIA") products).

With-profits Annuities

        Prudential is one of only a few companies in the United Kingdom writing with-profits annuities. In 2004, Prudential wrote £76 million of this business including £7 million of FRIA sales. Prudential's with-profits annuities combine the income features of annuity products with the investment smoothing features of with-profits products and enable policyholders to obtain equity-type returns over time. Policyholders select an "anticipated bonus" from the specific range Prudential offers for the particular product. The value of the annuity payment each year depends upon the anticipated bonus rate selected by the policyholder when the product is purchased and the bonuses Prudential declares each year during the term of the product. If bonus rates fall below the anticipated rate, then the annuity income falls.

Flexible Retirement Income Account

        FRIA offers customers a flexible retirement solution and consists of two separate products. The Flexible Income Draw-down Plan ("FIDP") offers wide investment choice, income flexibility and options on death, including the repayment of the remaining fund as a lump sum. Under the current rules for approval of pension schemes, customers can use this draw-down product to provide retirement income up to age 75. These rules require customers to purchase annuities with any remaining pension funds at age 75. The Flexible Lifetime Annuity ("FLA") offers similar investment choice and income flexibility to FIDP but no lump sum death benefits. Prudential sold £31 million of the FRIA products in 2004.

Home Equity Release Plan

        In 2004, through a partnership with Northern Rock Plc, Prudential offered a lifetime mortgage product to customers aged 60 and over who wished to access the equity in the value of their home. Under the partnership agreement, £11 million of Prudential branded lifetime mortgages were sold in 2004. In May 2005, Prudential announced that its partnership agreement with Northern Rock would come to an end in 2005 and Prudential will further develop lifetime mortgages on its own. These loans are typically used to supplement income in retirement. No capital repayments or interest payments are required during the customer's lifetime under the lifetime mortgage.

Transfer of Property and Casualty Business to Winterthur

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

Other Closed Businesses

        Prior to 1993, Prudential wrote a wide range of commercial lines property and casualty insurance business, which it sold through brokers and its company salesforce. Prudential also had a London Market operation and specialist marine and aviation insurance operations. Prudential withdrew from all of these areas and, consequently, these businesses are now in run-off. The total claims provisions established for these closed businesses amounted to £104 million, comprising net claims provisions of £87 million and a closure provision of £17 million, at December 31, 2004. Prudential believes these provisions are prudent and does not currently anticipate that it will need to make any further provisions in respect of these closed businesses.

        In 2004, PAC proposed a solvent scheme of arrangement to certain of its creditors pursuant to section 425 of the Companies Act 1985 (the "PAC Scheme") in respect of certain books of business covering marine insurance and reinsurance ("Scheme Business") underwritten by various underwriting pools managed by St Helen's Trust Limited in which PAC was a participant. The Scheme Business also included non-marine insurance and reinsurance underwritten by PAC. The PAC Scheme was approved by the requisite majority of its Scheme Creditors (as defined in the PAC Scheme) on June 24, 2004 and was sanctioned by the High Court of England and Wales on July 9, 2004. The sanctioning order of the High Court was lodged that day with the Registrar of Companies, thereby rendering the PAC Scheme effective on July 9, 2004.

        On September 9, 2004, the US Bankruptcy Court granted PAC ancillary relief under section 304 of the US Bankruptcy Code preventing Scheme Creditors from taking any action against PAC in respect of Scheme Business otherwise than in accordance with the terms of the PAC Scheme.

        The PAC Scheme required Scheme Creditors to submit all claims in respect of Scheme Business by 12 noon, London time, on October 7, 2004. Since that time, PAC and Omni Whittington Insurance Services Limited in its capacity as Scheme Manager, have been working with those Scheme Creditors who submitted claims by October 7, 2004 to seek to agree the value of those claims. Approximately 80% of claims submitted by Scheme Creditors under the PAC Scheme have now either been settled, repudiated or the subject of formal settlement offers.

        It should be noted that the PAC Scheme does not apply to United Kingdom statutory classes of insurance including employers' liability coverage and PAC continues to administer new claims in this category.

European Business

        In early 2002, Prudential re-evaluated its strategy for the Prudential and Scottish Amicable-branded long-term business within continental Europe. The review concluded that an organic strategy based on investment in the German and French markets would be too slow and expensive to create value and would require significant acquisitions to create scale. Further, the analysis indicated that the returns achievable from any available acquisition would be too low to justify the investment of capital. This resulted in divestment from France and Germany and, where possible, the outsourcing of administrative functions.

        Prudential sells offshore products via its Dublin based subsidiary Prudential International Assurance. The major products being the International Prudence Bond (which offers a with-profits option) and the International Prudence Portfolio Bond (unit-linked). These are sold via the Intermediary channel described above and in mainland Europe through master distributor intermediary network relationships, including Master Finance in Belgium, ProTrust in Liechtenstein and Austria, Andrew Peat in the Netherlands. Total premiums sold through these partners in 2004 was £91 million.

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

Closure of French Branch

        In June 2003, Prudential announced its intention to cease writing new business in France and from January 1, 2004 Prudential ceased selling the Prudential Europe Vie product in France. It will continue to administer existing policies.

Sale of Prudential Europe Management Services

        In December 2003, Prudential announced the sale of Prudential Europe Management Services Limited to Capita Life and Pensions Services Ireland Limited for £16 million. As part of the transaction a ten year third-party administration contract was put in place between Prudential and Capita Life and Pensions Services Ireland Limited to ensure continuity of administration services to the company.

        PIA was excluded from the scope of this transfer and remains a Prudential owned company focused on supporting the development of international offshore and cross-border business. PIA's role is to provide an opportunity for "offshore' sales for UK Intermediaries ("UKI") together with sales into continental Europe on a "Freedom of Services" basis (enabling PIA to sell in European countries without establishing a local office) using Master Distributors distribution, which is similar to an IFA network in the UK. The increase in sales in 2004, from both UKI and Master Distributors, provides a platform for further development in 2005.

M&G

        M&G is Prudential's fund management business in the United Kingdom and continental Europe and comprises retail, institutional and internal fund management activities. In 2004, M&G's profit accounted for £136 million of Prudential's 2004 UK operating profit before amortization of goodwill and taxation of £447 million. The table below shows the breakdown in profits between M&G's underlying profits and performance fees over the period indicated.

	Period ended December 31,
	2004	2003	2002
	(In £ Millions)
Underlying Profits	110	70	49
Performance Related Fees	6	8	20
Carried Interest	20	5	2

Total	136	83	71

        M&G delivered strong underlying profits of £110 million in 2004, a 57% increase on the previous year, reflecting the strengths of M&G's diversified business, disciplined cost management and the success it has had in developing new sources of revenue. In addition, there were also £7 million of one-off provision releases in 2004, the majority of which was due to the satisfactory resolution of a fee negotiation. Between 2002 and 2004, M&G's underlying profit has more than doubled even though the average of the FTSE All Share index in 2004 was at similar levels to 2002.

        Over three years Prudential UK's main with-profits fund, which is principally managed by M&G, has generated annual returns 0.7% higher than its strategic benchmark and 2% higher than its competitor benchmark. Total performance fees in 2004 were £26 million, including £6 million of performance related fees for the management of the Prudential Assurance Company long-term and annuity funds which continued to beat their strategic and competitor benchmarks during the year. M&G also received £20 million which relates to the disposal of some of the investments by PPM Ventures that are not expected to recur.

        Gross fund inflows into M&G's retail products were a record £2 billion in 2004, a 61% increase on 2003 as M&G maintained its fixed income sales and continued to increase fund flows into equity funds on the back of its strong fund performance. Net fund inflows for 2004 were £417 million. This enabled M&G to consolidate its position as one of the top three retail fund managers in the United Kingdom, measured in terms of total funds under management (source: Investment Management Association).

        In its institutional businesses, M&G continued to reap the benefits of its position as a leading innovator in fixed income and private finance, with gross fund inflows increasing by 50% to £3.9 billion during 2004. Net fund inflows were £1.6 billion. The successful strategy of developing new external business lines with attractive margins, using expertise developed for internal funds, generated increased revenue streams, especially in the area of non-correlated assets such as leveraged loans. M&G's private finance business successfully completed two more Collateralized Debt Obligations ("CDOs") during the year, bringing the total number of CDOs launched since 2001 to six.

        M&G's property division, Prudential Property Investment Managers ("PruPIM"), which invests primarily on behalf of the Prudential Assurance Company, significantly increased its funds under management during 2004 and expanded its product offering into the retail marketplace with the launch of the M&G Property Fund alongside its growing unit-linked funds. PruPIM is one of the largest institutional property fund managers in the UK with over £14.8 billion invested in the property market.

        The following table shows funds managed by M&G at the dates indicated.

	At December 31,
	2004	2003	2002
	(In £ Billions)
Retail fund management	11	10	9
Institutional fund management	17	14	12
Internal fund management	98	87	79

Total	126	111	100

Retail Fund Management

        M&G's retail fund management business comprises management and distribution of retail investment products. In its most important market, the United Kingdom, distribution is increasingly through various types of intermediary though it also sells directly to customers. M&G is also expanding its distribution into certain European markets (via M&G International) and some Asian markets.

Institutional Fund Management

        M&G's institutional business is focused on fixed income and pooled pension mandates. Clients are typically large institutional investors, primarily pension funds and insurance companies. In addition to traditional institutional fund management activities, M&G has also expanded its activities in more specialist areas, primarily through its Private Finance and Prudential Finance business units. Private Finance provides fund management services in project finance and securitized debt and Prudential Finance manages the Group's banking relationships, core debt issuance and commercial paper programs and provides capital market solutions for Prudential group companies. M&G also carries out securities lending on behalf of its clients.

Internal Fund Management

        M&G's internal fund management activities are based in the United Kingdom. Total internal funds under management at December 31, 2004 were £98 billion. Internal funds are invested by M&G in equities, fixed income securities, property and private equity.

        Where Prudential chooses to invest internal funds in the United States or Asia, this is done through PPM America in the United States and Prudential Asset Management in Asia. See "—US Business—PPM America" and "—Asian Business—Funds Management" for descriptions of PPM America and Prudential Asset Management, respectively.

Egg

        Egg offers banking products and intermediated services. It was launched in October 1998 with the goal of attracting a new segment of customers and developing a new direct distribution channel. The Egg brand has consistently targeted consumers who like to manage their own financial affairs, seek consistently good value and simple products and prefer the flexibility offered by remote access.

Following its unprecedented success in attracting new customers in the first six months, Egg began accepting new applications for deposit accounts exclusively through the internet in April 1999 and since then its business model has remained internet-led, supported by the telephone. By the end of 2004 Egg had 3.1 million customers that are defined as "marketable' based on their activity levels with the majority of these acquired into its highly successful credit card product. These customers are typically aged between 25 and 45, are ABC1 in terms of their social demographics (according to the definition set by the Central Statistical Office of the UK based on occupation) and earn above average salaries.

        Egg's operating profit from continuing operations in 2004 was £43 million, compared with £55 million in 2003.

        Egg UK delivered an operating profit of £74 million in 2004, compared with a £73 million in 2003. Income arising in the UK of £497 million grew by 18 per cent on 2003, with net interest income and non-interest income increasing over 2003 by 9 per cent and 34 per cent respectively. Unsecured lending balances grew by £1.4 billion during 2004, taking total balances to £6.2 billion as at the end of 2004.

        Consistent with the intention to focus on its successful UK business, Egg has sold its investment business to Fidelity Funds Network incurring a £3 million restructuring charge. This will release approximately £20 million of capital back to its core banking business in 2005. At the year end Egg had also put Funds Direct, its investment wrap platform business, up for sale and provided for a £17 million impairment charge against the full carrying value of the underlying assets. During 2004, Egg also incurred £6 million of costs in relation to the process whereby Prudential was considering proposals for its shareholding in Egg. These mainly comprised of loyalty and retention bonus for Egg's staff and other legal and advisory fees. Prudential announced on August 3, 2004 that it was no longer in discussions with respect to its shareholding in Egg.

        The operating loss of the discontinued French operation was £37 million, reflecting the results up to the date of the announcement of Egg's intention to withdraw from the market in July 2004. A provision of £113 million was made for the estimated exit costs. The main components of this provision are cumulative loss on disposal on the lending, savings and brokerage businesses (£39 million), future operating losses (£32 million) and redundancy costs under the agreed social plan (£25 million). £96 million of the exit costs provision had been utilized by the year end.

        Egg's total operating profit before amortization of goodwill and tax in 2004 was £6 million, compared to a loss of £34 million in 2003. This reflects the higher operating loss recorded in France in 2003 (£89 million). Taking into account the French exit cost provision, total loss of Egg in 2004 was £107 million, compared to £34 million in 2003.

        The following table shows the total product balances for both Egg and Prudential branded products at the dates indicated.

Products

	At December 31,
	2004	2003	2002
	(In £ Millions)
Customer savings	6,336	6,452	8,016
Mortgage loans	1,693	1,995	2,360
Credit card receivables	3,578	3,131	2,338
Personal loans	2,619	1,785	973

        Egg's own-branded banking product portfolio includes credit cards, savings accounts, mortgages and personal loans. Egg Card, the UK's first credit card designed for the internet, was launched in September 1999. Egg achieved a market share of 6% of outstanding UK credit card balances at December 31, 2004 and the balance outstanding on credit cards stood at £3,578 million. At

December 31, 2004, Egg's branded savings in the UK totaled in £6,215 million and Egg's own-branded mortgage balances stood at £1,102 million and its personal loan balances stood at £2,618 million.

        Egg also offers motor, travel, home and contents and life assurance, with each product type underwritten by different insurers and Egg receiving a sales commission. Egg sold approximately 120,000 policies in 2004.

        Egg also markets Prudential branded products. These product balances, included in the above table, were £591 million of mortgage loans, savings of £121 million and £1 million of personal loans at December 31, 2004.

        Prudential believes that Egg has gained a significant advantage in the provision of internet-based financial services by being among the first to the market with the services and products it offers. Egg has developed into an on-line marketplace, enabling clients to obtain products and services ranging from core banking products and related financial services to intermediated financial and non-financial products and services.

Acquisitions and Disposals

Egg France:

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

        During 2003 the decision was taken that the development of the business in France required a level of investment greater than what Egg was prepared to take on a standalone basis. Egg therefore began negotiations with potential partners that may have led to a joint venture or similar transaction. However, no suitable business partner was identified. On July 13, 2004, Egg announced its withdrawal from the French market to focus on its successful UK business. The exit from France was complete in Q1 2005 and the total closure costs are expected to be within the provision (£113 million) established in July 2004.

Funds Direct:

        In January 2002, Egg announced that it had acquired Funds Direct, an investment wrap platform business, for £2.9 million. The fair value of the net assets acquired on the date of acquisition was £0.9 million. Following the decision to focus on its core UK business, Egg put Funds Direct up for sale and booked a £17 million impairment charge against the full carrying value of the underlying assets in 2004.

Investment Business:

        Egg announced in October 2004 an agreement with Fidelity whereby from Q1 2005, Egg will host Fidelity's Funds Network on its website as its exclusive investment platform. As part of this agreement, Egg also sold its funds supermarket business which had assets under management of around £170 million to Fidelity Funds Network. The transaction resulted in restructuring costs of £3 million in 2004.

Reinsurance

        In view of the size and spread of Prudential Assurance's long-term insurance fund, there is little need for reinsurance to protect this business. Some limited reinsurance is maintained and treaties relating to critical illness, permanent health insurance and term insurance are in place.

Reserves

        In the United Kingdom, a long-term insurance company's reserve and other requirements are determined by its Board, with advice from its Actuarial Function Holder, subject to minimum reserve requirements. These minimum reserve requirements are established by the rules of the Integrated Prudential Sourcebook for Insurers and have been interpreted by mandatory professional guidance notes.

        The reserves are published in annual returns to the UK supervisory authority. In practice, similar provisions are included in the life insurance company's statutory accounts with limited adjustments. Whether an employee of, or consultant to, an insurance company, an Actuarial Function Holder must give due regard to the fair treatment of policyholders in making recommendations to a company's board of directors. Mandatory professional guidance notes require an Actuarial Function Holder to report directly to the UK supervisory authority any serious concerns regarding a company's ability to treat its customers fairly.

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

        As well as the reserves, the company's assets must also cover other capital requirements set out in the Integrated Prudential Sourcebook. These comprise a resilience capital requirement, which makes prudent allowance for potential future adverse movements in investment values; a with-profits insurance capital component, which is a measure of the difference in the surplus assets on regulatory and realistic bases; and the long-term insurance capital requirement, which must be held by all European Union insurance companies. See "Financial Strength of Prudential Assurance's Long-term Fund" for further information on solvency.

Financial Strength of Prudential Assurance's Long-term Fund

        A common measure of financial strength in the United Kingdom for long-term insurance business is the free asset ratio. The free asset ratio is the ratio of assets less liabilities to liabilities, and is expressed as a percentage of liabilities. On a comparable basis with 2003, the free asset (or previous regulatory Form 9) ratio of the Prudential Assurance Company (PAC) long-term fund was approximately 14.8% at the end of 2004, compared with 10.5% at December 31, 2003.

        The valuation has been prepared, in our opinion, on a conservative basis in accordance with the current FSA valuation rules, and without the use of implicit items. No allowance has been taken for the present value of future profits and the PAC long-term fund has not entered into any financial reinsurance contracts. Certain reinsurance treaties with a value of approximately £49 million, which were transferred from Scottish Amicable Life when that Company's business transferred into the PAC long-term fund at the end of 2002, were converted into a contingent loan during 2004.

        The fund is very strong with an inherited estate measured on an essentially deterministic valuation basis of more than £6.5 billion compared with approximately £6 billion at the end of 2003. On a realistic basis, with liabilities recorded on a market consistent basis, the free assets are valued at around £5.4 billion before a deduction for the risk capital margin.

        The PAC long-term fund is rated AA+ by Standard & Poor's and Aa1 by Moody's. The ratings from Standard & Poor's, Moody's and Fitch for Prudential Assurance's long-term fund represent the second highest ratings out of 8, 9 and 16 in their respective rating categories.

        The table below shows the change in the investment mix of Prudential's main with-profits fund:

	At December 31,
	2004%	2003%	2002%
UK equities	33	33	32
International equities	15	15	13
Fixed income securities	29	31	33
Cash and other asset classes	5	4	4
Property	18	17	18

Total	100	100	100

        For the UK main with-profits fund 86% of fixed income securities are investment grade with 23% rated AA or above. For Prudential Annuities Limited 98% of the fixed income securities are investment grade with 46% rated AA or above. For Prudential Retirement Income Limited 98% of total assets are investment grade with 57% rated AA or above.

        The investment return on the Prudential main with-profits fund was 13.4% in the year to December 31, 2004 compared with the rise in the FTSE All Share (Total Return) Index of 12.8% over the same period. Over the last ten years the with-profits fund has consistently generated positive compound fund returns with 3, 5 and 10 year compound returns of 6.7% per annum, 3.8% per annum and 10.3% per annum, respectively. These returns demonstrate the benefits of the fund's strategic asset allocation and long-term outperformance. During 2004 there was no change to the strategic asset allocation of the fund. There has been no significant reduction in the level of the fund's equity holdings during the year or subsequently.

Realistic Financial Strength Reporting

        As noted in the 2003 Form 20-F, the FSA's view at that time was that the regulations for determining with-profits reserves on a statutory basis, while prudent, did not robustly relate the degree of prudence to the actual risks faced. A specific issue was that the degree of prudence increased as market values declined. The result was that companies could have come under pressure to sell equities to meet the solvency regulations, even though this might not have been in the best long-term interests of policyholders.

        In order to address these issues, the FSA published its Integrated Prudential Sourcebook, which included regulations for a more "realistic" valuation basis, which applied from December 31, 2004.

        Prudential supported the FSA's objective of moving to a more realistic basis of solvency reporting. In due course, this will make companies' financial health more transparent to policyholders, IFAs and regulators alike, and enable more informed choices to be made by policyholders. The PAC long-term With-Profits Sub-Fund is very strong with the inherited estate (free assets) measured on a realistic basis, valued at £5.4 billion at the end of 2004 before deducting for the risk capital margin.

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

        Prudential Assurance's board of directors, with the advice of its Actuarial Function Holder and its With-Profits Actuary determines the amount of annual and final bonuses to be declared each year on each group of contracts.

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

        However, Prudential does not take into account the surplus assets of the long-term fund, or their investment return, in calculating asset shares. Asset shares are used in the determination of final bonuses together with treating customers fairly, the need to smooth claim values and payments from year to year and competitive considerations.

        Prudential is required by UK law and regulation to consider the fair treatment of its customers in setting bonus levels. The concept of treating customers fairly is established by statute but is not defined.

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

        In 2004, Prudential declared a total bonus of £1,986 million from Prudential Assurance's primary with-profits fund, of which £1,788 million was added to with-profits policies and £198 million was available for distribution to shareholders. This includes annual bonus rates of 3.25% for the Prudence Bond and 3.25% for personal pensions. In 2003, Prudential declared total bonuses of £2,093 million from Prudential Assurance's primary with-profits fund, of which £1,884 million was added to with-profits policies and £209 million was distributed to shareholders. This included annual bonus rates of 3.25% for the Prudence Bond and 3.25% for personal pensions. In 2002, Prudential declared total bonuses of £2,724 million, of which £2,451 million was added to with-profits policies and £273 million was distributed to shareholders. This included annual bonus rates of 3.25% for the Prudence Bond and 3.5% for personal pensions.

        The closed Scottish Amicable Insurance Fund (referred to as "SAIF") declared total bonuses in 2004 of £379 million, compared to £379 million in 2003 and £601 million in 2002. Shareholders have no interest in profits from the SAIF fund, although they are entitled to the investment management fees paid by this business. For greater detail on the SAIF fund, see "—The SAIF Sub-fund and Accounts" below.

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

        Prudential believes that it would be beneficial if there were greater clarity as to the status of the inherited estate and therefore it has discussed with the FSA the principles that would apply to any re-attribution of the inherited estate. No conclusions have been reached. Furthermore, Prudential expects that the entire inherited estate will need to be retained within the long-term fund for the foreseeable future to provide working capital and so it has not considered any distribution of the inherited estate to policyholders and shareholders. Prudential estimates that at December 31, 2004, the value of the inherited estate was more than £6.5 billion compared to around £6 billion at the end of 2003.

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

Depletion of Surplus Assets and Shareholders' Contingencies

        As a proprietary insurance company, Prudential Assurance is liable to meet its obligations to policyholders even if the assets of the long-term funds are insufficient to do so. The assets, in excess of amounts expected to be paid for future terminal bonuses and related shareholder transfers (the excess assets) in the long-term funds, represented by the Fund for Future Appropriations could be materially depleted over time by, for example, a significant or sustained equity market downturn, costs of significant fundamental strategic change or a material increase in mis-selling provisions. In the unlikely circumstance that the depletion of the excess assets within the long-term fund was such that the Group's ability to treat its customers fairly was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders' funds to the long-term funds to provide financial support.

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

        The maximum amount of capital support available under the terms of the assurance for policies in-force at December 31, 2003 will reduce over time as Prudential pays claims on the policies covered by it.

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

        Prudential Assurance's long-term fund made a further payment of £185 million to qualifying Scottish Amicable Life Assurance Society policyholders for the use of the Scottish Amicable brand and future expense synergies. This payment will be recovered by the long-term fund by means of a combination of a service agreement and a license fee agreement with Craigforth Services Limited now renamed Prudential UK Services Limited, a shareholder-owned service company set up at the time of the acquisition.

        In addition to the payments described above, shareholders paid £415 million to qualifying Scottish Amicable Life Assurance Society policyholders, representing goodwill, and £70 million for certain Scottish Amicable Life Assurance Society strategic investments.

        With the exception of certain guaranteed annuity products—referred to below,—the majority of SAIF with-profits policies do not guarantee minimum rates of return to policyholders. Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the Prudential Assurance long-term fund would be liable to cover any such deficiency. At December 31, 2004, the excess of SAIF assets over guaranteed benefits was £1,836 million. Due to the quality and diversity of the assets in SAIF, the excess of assets stated above and the ability of SAIF to revise guaranteed benefits in the event of an asset shortfall, the directors believe that the probability of either the Prudential Assurance long-term fund or the Group's shareholders' funds having to contribute to SAIF is remote.

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

Guaranteed Annuities

        Prudential Assurance sold guaranteed annuity products in the UK and held a provision of £49 million at December 31, 2004 within the main with-profits fund to honor guarantees on these products. The Group's main exposure to guaranteed annuities in the UK is through the SAIF and a provision of £648 million was held in SAIF at December 31, 2004 to honor the guarantees. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, this provision has no impact on shareholders. See "—Shareholders' Interests in Prudential's Long-Term Insurance Business—The SAIF Sub-fund and Accounts".

Compliance

        From December 1, 2001, the FSA took formal responsibility for the regulation and supervision of all Prudential's authorized UK insurance, investment and banking businesses under the Financial Services and Markets Act 2000 (the "2000 Act"), described in greater detail under "—Supervision and Regulation of Prudential—UK Supervision and Regulation".

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

        The Group's main exposure to mortgage endowment products is in respect of policies issued by Scottish Amicable Life plc ("SAL") and policies issued by Scottish Amicable Life Assurance Society ("SALAS") and transferred into the SAIF. The FSA issued a report in March 2001 raising concerns regarding the conduct of sales of these products by tied agents of SAL and in March 2003 it fined SAL £750,000 in respect of cases where advisers did not place appropriate emphasis on identifying whether a customer was prepared to take the risk that their mortgage might not be repaid at the end of the term. A provision of £25 million was made in 2001 in SAL for cases that may require redress. At December 31, 2004, the provision was £7m. A provision of £47 million was set up in SAIF at December 31, 2004. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, this provision has no impact on shareholders. Scottish Amicable withdrew from the mortgage endowment product market in April 2001 and disbanded its network of tied agents in October 2001.

        Compensation of £16 million in respect of mis-sold endowment products was paid in 2004 by Prudential Assurance's main with-profits fund and a further provision of £61 million was established in the fund at December 31, 2004. This provision has no impact on the Group's profit before tax.

Pension Mis-selling

        In 1988, the UK government introduced new pensions legislation intended to encourage more individuals to make their own arrangements for their pensions. During the period from April 1988 to June 1994, many individuals were advised by insurance companies', Independent Financial Advisers and other intermediaries to not join, to transfer from or to opt out of their occupational pension schemes in favor of private pension products introduced under the UK Income and Corporation Taxes Act 1988. The

UK insurance regulator (previously the Personal Investment Authority, now the FSA subsequently determined that many individuals were incorrectly advised and would have been better off not purchasing the private pension products sold to them. Industry participants are responsible for compensating the persons to whom private pensions were mis-sold. As a result, the FSA required that all UK life insurance companies review their potential cases of pension mis-selling and pay compensation to policyholders where necessary and, as a consequence, record a provision for the estimated costs. Prudential met the FSA's requirement of issuing offers to all cases by June 30, 2002.

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

	Year Ended December 31,
	2004	2003	2002
	(In £ Millions)
Balance at January 1	530	730	1,065
Changes to actuarial assumptions and method of calculation	(32)	(131)	(50)
Discount accretion	22	21	53
Redress to policyholders	(26)	(56)	(292)
Payments of administrative expenses	(7)	(34)	(46)

Balance at December 31	487	530	730

        During 2004, the provision for pension mis-selling decreased by £43 million as well as decreasing by £200 million and £335 million during 2003 and 2002, respectively. The reasons for this movement are highlighted below.

        In 2004, 2003 and 2002, the provision was decreased by £32 million, £131 million and £50 million, respectively, to reflect changes in the method of calculation resulting from new requirements issued by the UK regulator and changes in the interest rate and mortality assumptions used.

        The pension mis-selling provision represents the discounted value of future expected payments and including benefit payments and all internal and external legal and administrative costs of adjudicating, processing and settling those claims. To the extent that amounts have not been paid, the provision increases each year reflecting the shorter period of the discount. The increase in the provision relating to the accretion of the discount amounted to £22 million in 2004, £21 million in 2003 and £53 million in 2002.

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

        The costs associated with the pension mis-selling review have been met from the inherited estate. Accordingly, these costs have not been charged to the asset shares used in the determination of policyholder bonus rates. Hence policyholders' pay-out values have been unaffected by pension mis-selling.

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

        This review was completed on June 30, 2002, and consequently the assurance has not applied to new business since January 1, 2004. New business in this context consists of new policies, new members to existing pension schemes plus regular and single premium top-ups, transfers and switches to existing arrangements. The assurance will continue to apply to any policy in force at December 31, 2003, both for premiums paid before January 1, 2004, and for subsequent regular premiums (including future fixed, retail price index or salary related increases and Department of Work and Pensions rebate business). The maximum amount of capital support available under the terms of the assurance will reduce over time as claims are paid on the policies covered by it.

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

        The review required companies to identify relevant investors and to contact them with an offer to review their individual cases. The Group met the deadline set by the FSA to issue offers to all cases by December 31, 2002. As a result of the review, the Group held a provision of £2 million at December 31, 2004 and continues to monitor the situation.

US Business

        Prudential conducts its US insurance operations through Jackson National Life Insurance Company and its subsidiaries, including Curian Capital LLC, a registered investment advisor. The US operations also include PPM America, Prudential's US internal and institutional fund manager, and Prudential's US broker-dealer operations (National Planning Corporation, SII Investments, Inc., IFC Holdings, Inc. and Investment Centers of America, Inc.). At December 31, 2004, Prudential's US operations had approximately 1.6 million policies and contracts in effect and PPM America managed approximately US$71 billion (£37 billion) of assets. In 2004, operating profit (based on long-term investment returns) from continuing operations before amortization of goodwill and tax was £182 million.

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

        Despite favorable demographics, the US insurance industry faces a number of challenges, both from within and outside the industry. The life insurance business is projected to grow slowly and competition is fierce. While the growth prospects for the annuity industry are more favorable, there are many players fighting for market share. Likewise, there is competition for retirement savings from other financial services providers, in particular, mutual fund companies and banks.

        There has been increasing convergence among US retail financial services providers as regulatory barriers have begun to erode and competition in the US life insurance industry has increased. Overcapacity in the industry generally has also contributed to more competitive pricing and greater consolidation, presenting opportunities to companies with financial strength and below industry-average cost structures.

        The US investment markets experienced two years of unusually poor returns in 2001 and 2002, with equity markets suffering significant declines and bond defaults reaching record levels. Like its competitors, Jackson National Life was affected by these market forces. The market in 2003 was also affected by weak growth in the economy at the start of the year and declining interest rates. However, there was dramatic growth in the second half of 2003 and the first annual, positive stock index gains in three years. However, in 2004 interest rates remained low and equity markets were relatively flat in the first nine months of the year, recovering somewhat in the fourth quarter of 2004.

Products

        The demographic factors described above, as well as the increased reliance on defined contribution plans (such as 401(k) plans) have resulted in a shift in the financial services market. This shift has been away from risk protection products, such as traditional life insurance, to tax-deferred savings (or asset accumulation) products, such as fixed and variable annuities. These products tend to be spread or fee-based and have accounted for a significant portion of the growth in the US insurance industry in recent years.

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

        The above trends reversed in 2001 when, for the first time in twelve years, industry-wide variable annuity sales did not increase. In 2002, annuity providers continued to face the challenges of the previous year. By year-end 2002, the S&P 500 and NASDAQ Composite Indices had declined from their year 2000 peaks by 40% and 67%, respectively. In these volatile equity markets, annuity sales have benefited from a flight to safety. In 2002, total industry individual annuity sales increased by 20% to $223 billion, with the bulk of the increase coming from a continuing surge in fixed annuity sales. Nevertheless, variable annuity sales managed some increase in 2002, with significant amounts going to fixed account options.

        In 2003 and 2004, total industry individual variable annuity sales have been driven by sales of principal guaranteed benefits and living benefits, and by contract holders shifting from fixed options and fixed income funds into equities as these markets improved. This resulted in an increase in total industry individual variable annuity sales of 11% and 3% in 2003 and 2004, respectively. In 2003, total industry individual fixed annuity sales fell by 15% reflecting declining interest rates, tightening spreads and declining margins, whilst in 2004 they increased by 1% as a result of interest rate increases during the year and customers' expectations of further increases.

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

        Historically, regulatory barriers prohibited banks from developing and selling their own insurance products. Banks therefore generally developed favorable supplier relationships with insurance companies and distributed their products through bank branches. These barriers to entry have begun to diminish, and companies are developing the bancassurance model in the US market.

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

Jackson National Life

        Jackson National Life is a leading provider of long-term savings and retirement products to retail and institutional customers throughout the United States. Jackson National Life offers variable annuities, fixed-indexed annuities, individual fixed annuities, life insurance and institutional products. By developing and offering a wide variety of products, Jackson National Life believes that it has positioned itself to compete effectively in various stock market and interest rate environments. Jackson National Life markets its retail products through various distribution channels, including independent agents, broker-dealer firms (including financial planners), regional broker-dealers, banks and the registered investment advisor channel.

        The interest-sensitive fixed annuities, fixed-indexed annuities, immediate annuities and life insurance products are sold through independent agents, broker-dealers and banks. For variable annuity products, which can only be sold through broker-dealers licensed by the US National Association of Securities Dealers, Jackson National Life has selling agreements with such firms and is continuing to focus on its own broker-dealer distribution channel. Its group pension department sells institutional products. In early 2003, Jackson National Life commenced operating in the registered investment advisor channel, with the launch of Curian Capital, LLC.

Products

        The following table shows total new business premiums in the United States by product line and distribution channel for the periods indicated, and policyholder reserves by product line. Total new business premiums include deposits for investment contracts with limited or no life contingencies.

	Year Ended December 31,
				Policyholder Reserves At December 31, 2004
	2004	2003	2002
	(In £ Millions)
By Product
Annuities
Fixed annuities
Interest-sensitive	1,087	1,279	2,647	11,137
Fixed-indexed	429	255	254	1,748
Immediate	43	96	61	622
Variable annuities	1,981	1,937	1,363	7,208

Total	3,540	3,567	4,325	20,715

Life insurance	28	13	22	2,652

Institutional products
GICs and funding agreements	180	183	292	988
Medium term note funding agreements	672	303	1,118	2,862

Total	852	486	1,410	3,850

Total	4,420	4,066	5,757	27,217

By Distribution Channel
Independent agents	647	846	1,443
Bank	1,089	1,007	1,568
Broker-dealer	1,832	1,728	1,336
Group pension department	852	485	1,410

	4,420	4,066	5,757

  Annuities

  Fixed Annuities

  Interest-sensitive Annuities

        In 2004, interest-sensitive fixed annuities accounted for 25% of total new business premiums and 41% of policyholder reserves of the US operations. Interest-sensitive fixed annuities are primarily deferred annuity products that are used for retirement planning and for providing income in retirement. They permit tax-deferred accumulation of funds and flexible payout options.

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

        The policy provides that at Jackson National Life's discretion it may reset the interest rate, subject to a guaranteed minimum. The minimum guarantee varies from 1.50% to 5.50%, depending on the date of issue, with 77% of the fund at 3.0% or less at December 31, 2004. In addition, Jackson National Life also offers multi-year guaranteed products.

        When the annuity matures, Jackson National Life either pays the amount in the policyholder's account to the policyholder or begins making payments to the policyholder in accordance with the policyholder's instructions. Fixed annuity policies provide for surrender charges to be assessed on surrenders generally for the first seven to nine years of the policy.

        Approximately 22% of the interest-sensitive fixed annuities Jackson National Life wrote in 2004 provide for an adjustment, referred to as a market value adjustment, on surrenders in the surrender period of the policy. This formula based adjustment approximates the change in value that assets supporting the product would realize as interest rates move up or down. This adjustment can be positive or negative. The minimum guaranteed rate is not affected by this adjustment.

        Jackson National Life bears the investment and surrender risk on interest-sensitive fixed annuities, and its profits come from the spread between the yield on investments and the interest credited to policyholders (net of any surrender charges or market value adjustment) less initial and recurring expenses.

  Fixed-indexed Annuities

        Equity-Indexed Annuities are now referred to as Fixed-Indexed Annuities, a term that more accurately describes the product design and its benefits and features.

        Jackson National Life ranked ninth in the sale of fixed-indexed annuities in the United States in 2004. Fixed-indexed annuities accounted for 10% of total new business premiums in 2004 and 6% of policyholder reserves of US operations. Fixed-indexed annuities vary in structure, but generally are deferred annuities that enable policyholders to obtain a portion of a fixed-linked return but provide a guaranteed minimum return.

        Jackson National Life hedges the equity return risk on fixed-indexed products by purchasing futures and options on the relevant index. The cost of these hedges is taken into account in setting index participation rates. Recent volatility in the equity markets combined with lower bond yields has increased the cost of these hedges. In response, Jackson National Life has reduced its index participation rates on new business and developed new products with index participation rates that are less sensitive to changes in these variables.

        Jackson National Life bears the investment and surrender risk on fixed-indexed annuities. Profit arises from the difference between the premiums received plus the associated investment income, and the combined cost of expenses (general expenses, costs of purchasing fixed interest securities and options) and the policyholder's benefit (subject to the minimum guarantee).

  Immediate Annuities

        In 2004, immediate annuities accounted for 1% of total new business premiums and 2% of policyholder reserves of US operations. Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period of years and/or the life of the policyholder. If the term is for the life of the policyholder, then Jackson National Life's primary risk is mortality risk. This product is generally used to provide a guaranteed amount of income for policyholders and is used both in planning for retirement and in retirement itself. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and is guaranteed for the term of the annuity.

  Variable Annuities

        Jackson National Life began offering variable annuity products in 1995. In 2004, variable annuities accounted for 45% of total new business premiums and 26% of policyholder reserves of US operations. Variable annuities are deferred annuities that have the same tax advantages and payout options as interest-sensitive and fixed-indexed annuities. They also are used for retirement planning and to provide income in retirement.

        The primary differences between variable annuities and interest-sensitive and fixed-indexed annuities are investment risk and return. If a policyholder chooses a variable annuity, the rate of return will depend upon the performance of the underlying fund portfolio. The policyholder bears the investment risk except for fixed account options, where Jackson National Life guarantees a minimum fixed rate of return. In most cases, variable annuities also offer various types of elective benefits. Enhanced death benefits guarantee that on death the policyholder receives a minimum value regardless of past market performance. These guaranteed death benefits might be expressed as the return of original premium, the highest past anniversary value of the policy, or as the original premium accumulated at a fixed rate of interest. Certain of the variable annuities also offer a guaranteed minimum income benefit, which provides for a minimum floor level of benefits upon annuitization, and a guaranteed minimum withdrawal benefit which provides a guaranteed return of principal invested, by allowing for periodic withdrawals of no more than a specified percentage of the initial premium each year, regardless of the value of the investments under the contract. Jackson National Life charges a fee for these elective benefits.

        Jackson National Life credits premiums on variable annuities to a separate account or to the fixed account, depending on the policyholders' elections. The policyholders determine how the premiums will be allocated by choosing to allocate all or a portion of their accounts either to a variety of variable sub-accounts, with a choice of investment managers, or to guaranteed fixed-rate options. The rate of election of the fixed account option within variable annuities in 2004 of 29% compares with 48% in 2003. The value of the portion of the separate account allocated to variable sub-accounts fluctuates with the underlying investment. Jackson National Asset Management, LLC (a subsidiary of Jackson National Life) earns fee income as the investment adviser for the underlying funds and has retained the services of a number of other investment advisers to act as sub-advisers to Jackson National Asset Management, LLC. Additionally, Jackson National Life Distributors, Inc. (a subsidiary of Jackson National Life) earns a 12b-1 fee for distributing the funds.

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

Life Insurance

        Reflecting the competitive life insurance market place and the overall trend towards asset accumulation products, Jackson National Life's life insurance products accounted for less than 1% of the total new business premiums and 10% of policyholder reserves of US operations in 2004. The products offered include term life insurance, interest-sensitive life insurance and variable universal life insurance. Each of these types of insurance policies can be modified using several options and riders to provide particular benefits, including waiver of premium, accidental death benefit and supplemental term insurance.

Institutional Products

        Institutional products consist of guaranteed investment contracts ("GICs"), funding agreements and medium term note funding agreements. In 2004, institutional products accounted for 19% of total new business premiums and 15% of policyholder reserves of US operations. Jackson National Life began marketing GICs to institutional investors in December 1995. The GICs are marketed by its group pension department to defined contribution pension and profit-sharing retirement plans. Funding agreements are marketed to institutional investors, including corporate cash accounts and securities lending funds, as well as money market funds. Sales of institutional products increased in 2004 as JNL was able to take advantage of attractive issuance opportunities. Three types of institutional products are offered:

  •
  traditional GICs,

  •
  funding agreements, and

  •
  medium term note funding agreements.

Traditional Guaranteed Investment Contracts

        Under a traditional GIC, the policyholder makes a lump sum deposit. Interest is paid on the deposited funds, usually on a quarterly basis. The interest rate paid is fixed and is established when the contract is issued.

        Traditional GICs have a specified term, usually two to three years, and typically provide for phased payouts. Jackson National Life tailors the scheduled payouts to meet the liquidity needs of the particular retirement plan. If deposited funds are withdrawn earlier, an adjustment is made that approximates a market value adjustment.

        Jackson National Life sells GICs to retirement plans, in particular 401(k) plans. The traditional GIC market is extremely competitive. This is due in part to competition from synthetic GICs.

Funding Agreements

        Under a funding agreement, the policyholder either makes a lump-sum deposit or makes specified periodic deposits. Jackson National Life agrees to pay a rate of interest, which may be fixed but which is usually a floating short-term interest rate linked to an external index. Interest is paid quarterly to the policyholder. The average term for the funding agreements is one to two years. At the end of the specified term, policyholders may re-deposit the principal in another funding agreement. Jackson National Life makes its profit on the spread between the yield on its investment and the interest rate credited to policyholders.

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

Independent Agents

        The insurance and fixed annuity products are distributed through independent agents located throughout the United States. These 28,000 licensed insurance agents or brokers, who also may represent other companies, are supported by four regional marketing offices. Jackson National Life generally deals directly with writing agents and brokers thereby eliminating intermediaries, such as general agents. This distribution channel, called "Deal Direct", has enabled it to generate significant volumes of business on a low, variable cost basis. Jackson National Life is responsible for providing agents with product information and sales materials.

Broker-Dealers

        Jackson National Life Distributors, Inc., a broker-dealer, is the primary wholesale distribution channel for the variable annuity products. Jackson National Life Distributors also sells fixed-indexed annuities and fixed annuities. An internal network of wholesalers supports this distribution channel. These wholesalers meet directly with broker-dealers and financial planners and are supported by an extensive home office sales staff. There are more than 700 active selling agreements with regional and independent broker-dealer organizations throughout the United States. These selling agreements provide Jackson National Life with access to more than 33,000 registered representatives.

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

Independent Broker-Dealers

        JNL's retail distribution is managed by its independent broker-dealer network, National Planning Holdings ("NPH"), which is made up of four firms, National Planning Corporation, SII Investments, Inc., INVEST Financial Corporation and Investment Centers of America, Inc. Jackson National Life's broker-dealer group has contracts with more than 2,400 registered representatives.

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

        Jackson National Life designs its interest-sensitive products and conducts its investment operations to match closely the duration of the assets in its investment portfolio with the annuity, whole life, universal life and guaranteed investment contract product obligations. Jackson National Life seeks to achieve a target spread between what it earns on its assets and what it pays on its liabilities by investing principally in fixed-rate securities and in options and futures to match the equity-related returns under its fixed-indexed products.

        Jackson National Life segregates its investment portfolio for certain investment management purposes and as part of its overall investment strategy into four portfolios: fixed annuities without market value adjustment, fixed annuities with market value adjustment, fixed-indexed annuities and institutional liabilities. The portfolios backing fixed annuities with and without market value adjustments and the fixed-indexed annuities have similar characteristics and differ primarily in duration. The portfolio backing the institutional liabilities has its own mix of investments that meet more limited duration tolerances. Consequently, the institutional portfolio is managed to permit less interest rate sensitivity and has limited exposure to mortgage-backed securities. At December 31, 2004, 2% of the institutional portfolio was invested in residential mortgage-backed securities.

        The fixed-rate products may incorporate surrender charges, market value adjustments, two-tiered interest rate structures or other limitations relating to when policies can be surrendered for cash, in order to encourage persistency. At December 31, 2004, approximately 72% of Jackson National Life's fixed annuity reserves had surrender penalties or other withdrawal restrictions, down from 74% in 2003.

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

        For the fixed, fixed-indexed and variable annuity contracts and institutional products, the reserve is the policyholder's account value. For the immediate annuities, reserves are determined as the present value of future policy benefits. Mortality assumptions are based on the 1983a Individual Annuitant Mortality Table and the Annuity 2000 Mortality Table for newer issues. Interest rate assumptions currently range from 2.0% to 8.0%.

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

        Jackson National Life limits the amount of risk it retains on new policies. Currently, the maximum risk that is retained on new policies is $1.5 million on last survivor life business. Jackson National Life is not a party to any risk reinsurance arrangement with any reinsurer pursuant to which the amount of reserves on reinsurance ceded to such reinsurer equals more than 1% of total policy reserves.

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

PPM America

        PPM America is Prudential's US fund management operation, with offices in Chicago and New York. Its primary focus is to manage funds for Jackson National Life and therefore the majority of funds under management are fixed interest in nature. PPM America has also launched a number of institutional high yield and special investment vehicles to leverage their fund management capabilities into new areas. PPM America also serves as investment advisor for certain mutual funds, several private investment funds and structured finance vehicles and the US equity and fixed income portion of portfolios of certain affiliates within Prudential.

Jackson Federal Bank

        Prudential further diversified its business in the United States through the purchase in 1998 of a federally chartered savings association, First Federal Savings and Loan Association of San Bernardino, which was called Jackson Federal Bank ("JFB"). In February 2000, Jackson National Life announced the acquisition of three Fidelity Federal Branches and in September 2000, Jackson National Life acquired Highland Bancorp Incorporated, the holding company for Highland Federal Bank, for $110 million. Highland Federal Bank and the three Fidelity Federal Branches were merged with and renamed as Jackson Federal Bank. At the date of sale, Jackson Federal Bank's assets totaled $1.5 billion (£0.8 billion) and deposit accounts totaled $1.1 billion (£0.6 billion).

        In October 2004, JNL completed the sale of JFB to Union Bank of California for £166 million. JFB's principal area of business was banking and commercial real estate lending. With the sale of JFB, JNL was able to redeploy a portion of the capital to acquire Life Insurance Company of Georgia, which is more closely aligned with JNL's core strategy of providing long-term savings and retirement vehicles to our customers. Accordingly, the results of operations for Jackson Federal Bank are reported as discontinued operations in the accompanying financial statements.

Asian Business

        The Asian economies' consistently high economic growth rates and favorable demographics, together with the trend to allow greater access to foreign financial services players makes these markets very attractive. However, success is not guaranteed; there are many regulatory, cultural, competitive and organizational challenges which favor companies such as Prudential who have a long history and clear commitment to Asia, a successful track record and an operating model enabling us to 'think internationally and act locally'.

        Over the last ten years, building on its long-standing commitment to the region, Prudential has followed a proven strategy of expanding geographically, diversifying its distribution, launching innovative, customer focused products and partnering with leading local institutions. Today, Prudential has operations in 12 countries and is Europe's leading life insurer in Asia in terms of market coverage and number of top 5 market positions. It has an agency force of 136,000 that generates around 75% of new business with the remainder of new business coming from a variety of distribution partnerships, including a number of leading banks. The Prudential's logo is well-known throughout the region and has similar recognition levels to other leading international financial services institutions.

        This breadth and depth of operations across the region gives Prudential diversity backed up by collective scale that is a real competitive advantage as it can leverage expertise and experience in some countries and apply this elsewhere as appropriate. It is also able to take a longer-term view on the development of the region as a whole. Prudential Corporation Asia's consistently impressive product profit margins illustrate not just the overall attractiveness of the Asian markets, but more specifically our success in maximizing long-term value creation while effectively managing risk.

        With over five million life insurance customers, Prudential Corporation Asia now has the scale to benefit from more standardization and integration of processes and the introduction of common systems platforms. In 2004, the first step towards a more integrated back office was made with the launch of a regional processing center, Prudential Services Asia, based in Malaysia's high tech business park Cyberjaya.

        The impact of Prudential Corporation Asia's focus on capital efficiency and its increasing scale can be seen as it is expected to become a net contributor of cash to the Group in 2006, whilst continuing to fund high growth rates.

Development of Prudential's Asian Business

        Prudential's Asian operations are managed by its Hong Kong-based regional head office. Prudential's operations in Asia date from 1923, when it opened a branch office in India, which served the Indian sub-continent and several Middle Eastern countries with historic ties to the United Kingdom. In 1924, Prudential opened a branch office in Malaysia. Prudential expanded into Singapore in 1931 and opened a branch office in Hong Kong in 1964. In 1956, Prudential's Indian operations were nationalized and, in 1984, the Malaysian government required Prudential to sell a majority interest in its Malaysian operations to a local company. A majority share of the Malaysian operations was then reacquired in 1998. A group strategy review in the early 1990s identified significant opportunities for Prudential in the Asian life sector and Prudential Corporation Asia was established in 1994 to develop a material and profitable Asian business.

        During 1995 and 1996, Prudential Corporation Asia entered Thailand and Indonesia through acquisitions and launched a new operation in the Philippines. These were followed by re-entry into India with a joint venture mutual fund operation in 1998 (55% ownership), the acquisition of a Taiwanese life insurance operation and the launch of a new life insurance operation in Vietnam in 1999. In 2000, Prudential acquired a mutual fund business in Taiwan, launched new life insurance operations in China (50% ownership) and India (26% ownership) and established a joint venture in Hong Kong for the Mandatory Provident Fund ("MPF") and mutual funds (36% ownership).

        Prudential Corporation Asia continued its geographic expansion in 2001 with acquisitions of small, but financially and operationally sound life companies in Japan and South Korea. Also in 2001, Prudential Corporation Asia acquired Allstate's small operations in Indonesia and the Philippines. In June 2002, Prudential Corporation Asia acquired ING's small life operation in the Philippines and in October 2002 acquired Good Morning ITMC, a mid-sized South Korean mutual fund operation.

        The Japanese life market remains very challenging and in 2003 Prudential scaled back its operations to focus on higher value distribution channels and more profitable products. While the operation is now somewhat more efficient with lower expense levels and has made some progress with establishing new distribution channels, it will take some time to deliver material volumes and become a positive contributor to Prudential Corporation Asia's overall results.

        Prudential Corporation Asia has also launched mutual fund operations in Japan, Singapore and Malaysia and has had its composite insurance licenses in Singapore and Malaysia reactivated.

        In India, our joint venture with ICICI continues to be the leading private sector player. In 2004, the Indian government announced its intention to allow increased foreign ownership in Indian companies, and Prudential remains interested in increasing our stake in the joint venture. However, the relevant legislation has not yet been put before the Indian Parliament.

        In March 2003, Prudential and its joint venture partner CITIC were granted its second life insurance license for Beijing in addition to the license for Guanghzou where operations commenced in 2000. In March 2004, Prudential and CITIC received their third and fourth life insurance licenses in China for Suzhou and Shanghai, respectively.

        As of December 31, 2004, CITIC Prudential had opened operations in three cities in China. As of March 31, 2005 it was granted additional licenses for cities in Guangdong province (Donggaun and Foshan), Hubei province (Wuhan) and approval to provide Group policies alongside the core individual life products. In May 2005 CITIC Prudential announced that it had been awarded another license for Zhongshan. Prudential is now the only European life insurance joint venture with licenses for eight Chinese cities. It is expected that this rapid development will continue as geographic licensing restrictions ease further.

        Prudential believes the key ingredients for the long-term Asian growth model are firmly in place: high population densities, high personal savings rates, improving education levels, increasingly entrepreneurial environment, rapid urbanization and deregulation. Prudential continues to support the long-term growth prospects of Prudential Corporation Asia in Asia.

        Prudential Corporation Asia's strategic themes are to:

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

Distribution

        Throughout Asia, agency continues to be the primary distribution channel. At the end of the year Prudential Corporation Asia had 136,000 tied agents, up from 112,000 in 2003. These agents, who are largely self-employed, sell insurance products exclusively for Prudential Corporation Asia. Management teams ensure that quality training, best practice agency management and high quality customer service are consistently provided.

        Prudential Corporation Asia continues to develop complementary distribution channels through a variety of distribution partnerships, with a number of leading banks. Alternative distribution, other than agency-based, which includes bancassurance and direct distribution, produced 24% of total insurance sales in 2004, up from 22% in 2003.

Products

        Prudential Corporation Asia offers a range of products including life insurance with some accident and health options, personal lines property and casualty insurance and also mutual funds.

Life Insurance

        The life insurance products offered by Prudential Corporation Asia include a range of with-profits and non-participating term, whole life, endowment and unit-linked policies. Prudential Corporation Asia also offers health, disability, critical illness and accident coverage to supplement its core life products.

        Prudential Corporation Asia has a strong focus on capital-efficient product innovation and packages products to meet specific customer needs. In 1992, Prudential Corporation Asia was the first company to launch unit-linked products in Singapore and subsequently has leveraged this expertise with great success across the region. In 2004, Prudential Corporation Asia continued with unit-linked product launches in Philippines and Korea.

Funds Management

        In addition to the life products described above, Prudential offers mutual fund investment products in India, Taiwan, Japan, Singapore, Malaysia, Hong Kong and Korea, allowing customers to participate in debt, equity and money market investments. The Company earns a fee based on assets under management.

        In Hong Kong, Prudential Corporation Asia has a successful joint venture with Bank of China International ("BOCI") for the Mandatory Provident Fund ("MPF") and also unit trusts. As from December 1, 2000, employees, employers and the self-employed in Hong Kong became obliged to make contributions to the MPF. The plans that comprise the MPF are defined contribution pension plans with immediate vesting, preservation until retirement (or some other event specified by legislation) and full portability. Individuals are required to make monthly mandatory contributions of 5% of salary and employers make contributions equal to 5% of the employee's salary to the individual's accounts in the Fund. Both employee and employer contributions are subject to a maximum amount, currently HK$1,000 per month, the equivalent of £65 per month. Additional voluntary contributions are possible.

        Prudential Asset Management ("PAM") (formerly PPM Asia) is Prudential Corporation Asia's fund management division responsible for managing Prudential Corporation Asia's life and third party institutional funds including the Prudential group's investments in the Asia-Pacific region. PAM has offices in Singapore, Hong Kong and Tokyo.

        At December 31, 2004, Prudential Corporation Asia was managing £22.6 billion of funds, comprising Asian life insurance funds of £8.4 billion, £5.7 billion of non-Asian funds which predominately relate to the UK, Prudential Corporation Asia retail mutual funds and third party institutional funds of £8.5 billion and Prudential Corporation Asia's 36% of Bank of China International- Prudential Corporation Asia joint venture pension related funds, including MPF, of £0.2 billion.

Products and Profitability

Life Insurance Products

        Unit-linked products combine savings with protection and the cash value of the policy depends on the value of the underlying unitized funds. Participating products provide savings with protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurer. Non-participating products offer savings with protection where the benefits are guaranteed or determined by a set of defined market related parameters. Accident and Health ("A&H") products provide mortality or morbidity benefits and include health, disability, critical illness and accident coverage. A&H products are commonly offered as supplements to main life policies but can also be sold separately.

Life Product Profitability

        The profits from participating policies are shared between the policyholder and insurer (typically in a 90:10 ratio) in the same way as with-profits business in the UK. Under unit-linked products the profits that arise from managing the policy, its investments and the insurance risk accrue entirely to shareholders, with investment gains accruing to the policyholder within the underlying unitized fund. The profits from non-participating products consist of any surplus remaining after paying the defined policy benefits. All the profits from A&H products accrue to shareholders.

        Unit-linked products tend to have higher profit than traditional non-linked products as expenses and charges are better matched and solvency capital requirements are lower. At the end of 2004 Prudential Corporation Asia offered unit-linked products in 10 of the 12 countries in Asia in which it operates.

Mutual Fund Products

        Prudential Corporation Asia's mutual fund range includes debt, equity, balanced and money market funds. Prudential Corporation Asia makes transaction charges (initial and surrender depending on the type of fund and the length of the investment) and also makes a service charge based on assets under management. The charges vary by country and fund with money market style funds generally having the lowest charges and equity funds the highest.

New Business Premiums

        In 2004, total sales of insurance products were £1,172 million, up 19% from 2003 (£989 million). Of this amount, regular premium insurance sales were up 1% to £510 million and single premium insurance sales increased from £482 million in 2003 to £662 million.

        The following table shows Prudential's Asian life insurance new business premiums by territory for the periods indicated. In this table "Other Countries" includes, Thailand, The Philippines and Vietnam.

	Year Ended December 31,
	2004	2003	2002
	(In £ Millions)
Singapore	246	238	325
Hong Kong	333	272	224
Malaysia	68	70	74
Taiwan	231	160	159
Japan	24	44	48
Korea	96	49	10
China	25	18	13
Indonesia	66	58	30
India (Group's 26% interest in joint venture with ICICI)	38	20	10
Other countries	45	60	51

Total	1,172	989	944

        In addition, for the year ended December 31, 2004, Prudential Corporation Asia's mutual funds had funds under management of £7.6 billion, up from £6.4 billion in 2003, following net sales of £1.2 billion during the year, down slightly from £1.5 billion in 2003. The £7.6 billion of funds under management at the end of 2004 primarily comprised of, India £2.1 billion, Taiwan £1.8 billion and Korea £1.4 billion.

Investments

General

        The overall financial strength of the Prudential group and the results, both current and future, of the insurance business are in part dependent upon the quality and performance of the various investment portfolios in the United Kingdom, the United States, Asia and in continental Europe.

Prudential's Total Investments

        The following table shows Prudential's insurance and non-insurance investments at December 31, 2004. In addition, at December 31, 2004 Prudential had £33 billion of external retail mutual funds under management. The "Other" column includes central funds, a short-term fixed income securities reinvestment program and funds in respect of other non-insurance operations. Assets held to cover linked liabilities relate to unit-linked and variable annuity products. In this table, investments are valued as set out in Note 3 of the notes to Prudential's consolidated financial statements.

	At December 31, 2004
	Insurance							Banking
	United Kingdom	Europe	United Kingdom and Europe	United States	Asia	Other	Sub-total	United Kingdom	Total
	(In £ Millions)
Debt and other fixed income securities	41,769	100	41,869	19,612	3,791	1,478	66,750	3,120	69,870
Equity securities	35,834	443	36,277	130	2,002	17	38,426	—	38,426
Loans and other	6,237	203	6,440	4,058	691	897	12,086	8,577	20,663

Total	83,840	746	84,586	23,800	6,484	2,392	117,262	11,697	128,959

Real-estate
Investment	12,104	—	12,104	38	38	1	12,181	—	12,181
Company-occupied	110	—	110	37	36	3	186	15	201

Total real-estate	12,214	—	12,214	75	74	4	12,367	15	12,382

Sub-total	96,054	746	96,800	23,875	6,558	2,396	129,629	11,712	141,341
Participating interests	—	—	—	—	20	6	26	—	26

Total investments	96,054	746	96,800	23,875	6,578	2,402	129,655	11,712	141,367
Assets held to cover unit-linked liabilities	16,132	593	16,725	5,392	1,713	—	23,830	—	23,830

Total	112,186	1,339	113,525	29,267	8,291	2,402	153,485	11,712	165,197

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

	Year Ended December 31,
	2004		2003		2002
	Yield	Amount	Yield	Amount	Yield	Amount
	(In £ Millions, Except Percentages)
Debt and other fixed income securities
Net investment income	6.0	3,938	6.4%	4,109	6.7%	4,126
Net realized investment gains (losses)	(0.0)%	(9)	0.6%	375	(0.9)%	(531)
Net unrealized investment gains (losses)	1.2%	786	0.1%	44	1.1%	651
Ending assets		66,750		64,591		63,200
Equity investments
Net investment income	3.6%	1,329	3.2%	1,050	3.0%	1,053
Net realized investment gains	3.5%	1,271	0.5%	154	1.5%	520
Net unrealized investment gains (losses)	6.9%	2,526	17.2%	5,566	(27.9)%	(9,907)
Ending assets		38,426		34,877		30,007
Loans and other
Net investment income	11.6%	1,272	9.7%	1,012	9.7%	986
Net realized investment gains (losses)	0.3%	32	0.0%	5	(0.0)%	(3)
Net unrealized investment gains (losses)	1.1%	125	0.4%	37	0.8%	80
Ending assets		12,086		9,751		11,092
Real estate
Net investment income	6.8%	799	8.0%	867	7.4%	789
Net realized investment gains	2.3%	269	2.2%	235	1.9%	200
Net unrealized investment gains (losses)	8.6%	1,009	3.0%	321	0.2%	21
Ending assets		12,367		10,965		10,766
Total (excluding unit-linked and cash)
Net investment income	5.9%	7,338	6.0%	7,038	5.9%	6,954
Net realized investment gains	1.3%	1,563	0.7%	769	0.2%	186
Net unrealized investment gains (losses)	3.6%	4,446	5.1%	5,968	(7.8)%	(9,155)
Ending assets		129,629		120,184		115,065

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

Management of Insurance Funds

        Except for a small amount of unit-linked business and variable annuity business, amounting to approximately 6% of Prudential's own funds under management at December 31, 2004, Prudential manages its insurance funds principally through its fund management businesses, M&G in the United Kingdom, together with PPM America in the United States and Prudential Asset Management (formerly PPM Asia) in Singapore, Hong Kong and Japan.

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

Investments

        The following table shows the investments relating to Prudential's UK insurance business, other than its unit-linked business, at December 31, 2004. In this table, investments are shown at market value. The with-profits fund also includes two other businesses, SAIF and Prudential Annuities Limited. The investments in respect of SAIF are shown separately. The investments in respect of Prudential Annuities Limited are included within the Annuities column. The "Other" column includes investments relating to solvency capital of unit-linked funds and investments relating to non-life long-term business.

	At December 31, 2004
	With- Profits	Annuities	SAIF	Other	Total	Total %
	(In £ Millions, Except Percentages)
Equity securities
United Kingdom
Listed	20,517	—	3,841	—	24,358
Unlisted	153	—	32	—	185

Total United Kingdom	20,670	—	3,873	—	24,543	25.6%

International
United States	1,390	—	276	—	1,666
Europe (excluding the United Kingdom)	2,968	—	546	—	3,514
Japan	1,170	—	211	—	1,381
Pacific (excluding Japan)	3,121	—	551	14	3,686
Other	905	—	139	—	1,044

Total international	9,554	—	1,723	14	11,291	11.8%

Total equity securities	30,224	—	5,596	14	35,834	37.3%

Debt and other fixed income securities
UK government	355	2,558	309	191	3,413
US government	33	—	—	48	81
Other	17,392	14,754	5,137	992	38,275

Total fixed income securities	17,780	17,312	5,446	1,231	41,769	43.5%

Real estate
Investment property	9,932	453	1,719	—	12,104
Company-occupied property	110	—	—	—	110

Total real estate	10,042	453	1,719	—	12,214	12.7%

Loans and other
Loans	70	251	139	5	465
Deposits	4,336	355	611	470	5,772

Total loans and other	4,406	606	750	475	6,237	6.5%

Total	62,452	18,371	13,511	1,720	96,054	100.0%

Equity Securities

        Prudential's UK insurance operations, excluding unit-linked business, had £35,834 million invested in equities at December 31, 2004. Most of these equities support Prudential Assurance's with-profits fund and the SAIF fund, both of which are managed using the same general investment strategy. The following table shows the geographic spread of this equity portfolio by market value in accordance with the policies described in Note 3 of the notes to the consolidated financial statements.

	At December 31, 2004
	Market Value	%
	(In £ Millions, Except Percentages)
United Kingdom	24,543	68.5
United States	1,666	4.6
Europe (excluding United Kingdom)	3,514	9.8
Japan	1,381	3.9
Pacific (excluding Japan)	3,686	10.3
Other	1,044	2.9

Total	35,834	100.0

        The UK equity holdings are well diversified and broadly mirror the FTSE All-Share share index. Prudential holds equities in 568 UK companies. At December 31, 2004, the ten largest holdings in UK equities amounted to £10,826 million, accounting for 44.1% of the total UK equity holdings of £24,543 million supporting the UK insurance operations. The following table shows the market value of the ten largest holdings in UK equities at December 31, 2004.

	At December 31, 2004
	Market Value	%
	(In £ Millions, Except Percentages)
B.P.	1,884	7.7
Vodafone Group	1,635	6.7
HSBC Holdings	1,493	6.1
GlaxoSmithKline	1,435	5.8
The Royal Bank of Scotland Group	1,057	4.3
Barclays	917	3.7
Shell Transport and Trading	808	3.3
Astra Zeneca	558	2.3
Diageo	523	2.1
Lloyds TSB Group	516	2.1

Total	10,826	44.1

        99.8% of all industry sectors are represented in Prudential's equity portfolio. At December 31, 2004, within the £24,543 million in UK equities supporting the UK insurance operations, Prudential had £17,192 million, or 70.0% of the holdings invested in ten industries. The following table shows the primary industry concentrations based on market value of the portfolio of UK equities relating to the UK insurance business at December 31, 2004.

	At December 31, 2004
	Market Value	%
	(In £ Millions, Except Percentages)
Banks	5,004	20.4
Oil and Gas	3,024	12.3
Telecommunication Services	2,354	9.6
Pharmaceuticals and Biotech	2,107	8.6
Media and Entertainment	889	3.6
Construction and Building Materials	843	3.4
Mining	825	3.4
General Retailers	725	3.0
Beverages	724	2.9
Leisure and Hotels	697	2.8

Total	17,192	70.0

Debt and Other Fixed Income Securities

        At December 31, 2004, 84.2% of Prudential's fixed income securities supporting the UK insurance operations were issued by corporations, 8.2% were issued or guaranteed by the UK government, 0.2% were issued or guaranteed by the US government and 4.8% were issued or guaranteed by other overseas governments. These guarantees relate only to payment and, accordingly, do not provide protection against fluctuations in market price that may occur during the term of the fixed income securities. The remaining 2.6% of Prudential's fixed income securities supporting the UK insurance operations consists mainly of local UK government issues.

        The following table shows the market value of the fixed income securities portfolio by maturity at December 31, 2004, in accordance with the policies described in Note 3 of the notes to the consolidated financial statements.

	At December 31, 2004
	Market Value	%
	(In £ Millions, Except Percentages)
Securities maturing:
Within one year	482	1.2
Over one year and up to five years	4,925	11.8
Over five years and up to ten years	8,997	21.5
Over ten years and up to fifteen years	5,096	12.2
Over fifteen years	22,269	53.3

Total	41,769	100.0

        Approximately 60.9% of the fixed income securities portfolio was rated by Standard & Poor's at December 31, 2004, of which 20.3% was rated AAA, 5.8% was rated between AA+ and AA-, 18.0% was rated between A+ and A-, 12.5% was rated between BBB+ and BBB- and 4.3% was rated below BBB-. A further 14.0% of this portfolio was rated by Moody's at December 31, 2004, of which approximately 4.8% was rated Aaa, 1.9% was rated between Aa1 and Aa3, 3.8% was rated between A1 and A3, 2.1% was rated between Baa1 and Baa3 and 1.4% was rated below Baa3.

Real Estate

        At December 31, 2004, Prudential's UK insurance operations had £12,214 million of investments in real estate in the United Kingdom. The following table shows the real estate portfolio by type of investment. The real estate investments are shown at market value in accordance with the policies described in Note 3 of the notes to the consolidated financial statements.

	At December 31, 2004
	Market Value	%
	(In £ Millions, Except Percentages)
Office buildings	3,824	31.3
Shopping centers/commercial	5,550	45.4
Retail warehouses/industrial	2,576	21.1
Development	74	0.6
Other	190	1.6

Total	12,214	100.0

        51.3% of the UK real estate investments are located in London and Southeast England (Buckinghamshire, Berkshire, East and West Sussex, Hampshire, Isle of Wight, Kent, Oxfordshire and Surrey) with 46.6% located throughout the rest of the United Kingdom and the remaining 2.1% located overseas.

Loans and Other

        At December 31, 2004, the loans and other portfolio of the UK insurance operations amounted to £6,237 million. The following table shows the loans and other portfolio by value at December 31, 2004.

At December 31, 2004
(In £ Millions)
Loans collateralized by mortgages	330
Loans to policyholders collateralized by insurance policies	54
Other loans	81
Deposits with credit institutions	4,769
Other	1,003

Total	6,237

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

Investments

        The following table summarizes the total insurance investments of the US Operations, other than the separate account investments supporting the variable annuity business, at December 31, 2004.

	December 31, 2004
	Non-Institutional	Institutional	Total	Total %
	(In £ Millions, Except Percentages)
Debt and other fixed income securities
Corporate securities and commercial loans	12,640	2,627	15,267	64.0
Residential mortgage-backed securities	1,868	82	1,950	8.2
Commercial mortgage-backed securities	961	262	1,223	5.1
Other	846	326	1,172	4.9

Total debt and other fixed income securities	16,315	3,297	19,612	82.2

Loans and other	3,457	601	4,058	17.0
Equity securities	124	6	130	0.5

Total	19,896	3,904	23,800	99.7
Real estate	75	—	75	0.3

Total	19,971	3,904	23,875	100.0

        Debt and other fixed income securities are shown at amortized cost, with the exception of certain securities held by the US fund management operation, which are shown at fair value of £182 million. Loans and other are shown at outstanding loan balance or amortized cost except for investments in limited partnership interests which are shown at the Company's share of partnership equity. Equity securities are shown at fair value. Real estate is shown at depreciated cost. Interests in associate undertakings are carried at Jackson National Life's proportionate share of net assets. The fair value of unlisted securities is estimated by Jackson National Life, using independent pricing services or analytically determined values.

Debt and Other Fixed Income Securities

  Corporate Securities and Commercial Loans

        At December 31, 2004, the US Operations had £15,267 million of corporate securities and commercial loans, representing 64.0% of US insurance total investments. Of the £15,267 million, £12,703 million consisted of fixed income securities that are publicly traded or trade under Rule 144A of the Securities Act of 1933 ("Rule 144A") and £2,564 million consisted of investments in non-Rule 144A privately placed fixed income securities.

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

        The following table shows the credit quality of the portfolio of publicly traded and Rule 144A fixed income securities at December 31, 2004.

	At December 31, 2004
	Book Value	% of Total
	(In £ Millions, Except Percentages)
NAIC Designation
1	4,781	37.6
2	6,678	52.6
3	951	7.5
4	271	2.1
5	21	0.2
6	1	0.0

Total	12,703	100.0

        The following table shows the credit quality of the non-Rule 144A private placement portfolio at December 31, 2004.

	At December 31, 2004
	Book Value	% of Total
	(In £ Millions, Except Percentages)
NAIC Designation
1	980	38.2
2	1,210	47.2
3	274	10.7
4	85	3.3
5	5	0.2
6	10	0.4

Total	2,564	100.0

  Residential Mortgage-Backed Securities

        At December 31, 2004, the US insurance Operations had £1,950 million of residential mortgage-backed securities, representing 8.2% of US insurance total investments. Although this percentage is higher than the average US insurance company, Jackson National Life believes these securities provide additional yield and liquidity. At December 31, 2004, 96.9% of the US insurance Operations' residential mortgage-backed securities were rated AAA or the equivalent by a nationally recognized statistical ratings organization (these include Standard & Poor's, Moody's and Fitch) and 99.8% were rated NAIC 1.

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

  Commercial Mortgage-Backed Securities

        At December 31, 2004, the US Operations had £1,223 million of commercial mortgage-backed securities, representing 5.1% of US insurance total investments, invested in commercial mortgage-backed securities. 99.0% of this total was rated by a nationally recognized statistical ratings organization (these include Standard & Poor's, Moody's and Fitch) and 98.3% was rated investment grade. Due to the structures of the underlying commercial mortgages, these securities do not present the same pre-payment or extension risk as residential mortgage-backed securities.

  Other Fixed Income Securities

        At December 31, 2004, the US Operations had £1,172 million of other fixed income securities, representing 4.9% of US insurance total investments.

Loans and Other

        Loans and other totaled £4,058 million, representing 17.0% of US insurance total investments at December 31, 2004. Of the £4,058 million, £2,786 million consisted of loans and £1,272 million consisted of other financial investments.

  Loans

        Loans represented 11.7% of US insurance total investments at December 31, 2004. £2,412 million related to commercial mortgage loans and £374 million to policy loans.

  Commercial Mortgage Loans

        Commercial mortgage loans represented 10.1% of US insurance total investments at December 31, 2004. This total included 489 first mortgage loans with an average loan balance of approximately £5.0 million, collateralized by properties located in the United States and Canada. The vast majority of the US Operations' commercial mortgage loan investments have been directly originated in the last eight years.

        Jackson National Life has addressed the risk of these investments by building a portfolio that is diverse both in geographic distribution and property type, emphasizing four main institutional property types: multi-family residential, retail, suburban office and warehouse/distribution facilities.

        As of December 31, 2004, approximately 21.6% of the portfolio was industrial, 25.5% multi-family residential, 22.1% suburban office, 20.4% retail, 9.9% hotel and 0.5% other. Approximately 12.7% of the portfolio is collateralized by properties in California and 12.4% of the portfolio is collateralized by properties in Texas, with no other state representing more than 7% of the total origination.

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

  Policy Loans

        Policy loans represented 1.6% of US insurance total investments at December 31, 2004. Policy loans are fully secured by individual life insurance policies or annuity policies and are contractual arrangements made under the policy.

Other

        Other financial investments, representing 5.3% of US insurance total investments at December 31, 2004, were made up of £721 million of cash and short-term investments, £400 million of limited partnership interests and £151 million of other miscellaneous investments.

        The largest investment in the limited partnerships category is a £166 million interest in the PPM America Private Equity Fund. The remainder of this category consists of diversified investments in 146 other partnerships managed by independent money managers that generally invest in various equity and fixed income loans and securities.

Equity Securities

        Equity securities supporting US insurance operations totaled £130 million at December 31, 2004 representing 0.5% of US insurance total investments, and consisted of £95 million of common stocks including associates and £35 million of preferred stocks.

Common Stocks

        The £95 million of investments in common stocks included £65 million of investments in mutual funds and £30 million of other investments in common stocks at December 31, 2004.

Preferred Stocks

        The £35 million of investments in preferred stocks included £21 million of private equity preferred stocks at December 31, 2004.

Real Estate

        At December 31, 2004, the US Operations had £75 million of investments in real estate, £37 million of which is real estate Jackson National Life occupies.

Investments Relating to Asian Insurance Business

        Prudential's Asian operations' investments, other than investments in respect of unit-linked business, largely support the business of its Singapore, Hong Kong, Malaysia, Japan and Taiwan operations.

        The following table shows Prudential Asia's investments, other than investments from unit-linked business, at December 31, 2004. In this table, investments are valued in accordance with the policies described in Note 3 of the notes to the consolidated financial statements.

	At December 31, 2004
	Market Value	% of Total
	(In £ Millions, Except Percentages)
Debt and other fixed income securities	3,791	57.7
Equity securities	2,002	30.4
Loans and other	691	10.5
Real estate	74	1.1
Participating interests	20	0.3

Total	6,578	100.0

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

Debt and Other Fixed Income Securities

        The following table shows consolidated investment categorization of the debt and fixed income security investments of Prudential Asia's long-term insurance fund, other than investments from unit-linked business, at December 31, 2004.

	At December 31, 2004
	Market Value	% of Total
	(In £ Millions, Except Percentages)
Debt and other fixed income securities:
Government Bonds	2,021	53.3
Quasi Government Bonds	125	3.3
Investment grade Corporate Bonds	1,454	38.4
Non-Investment grade Corporate Bonds	27	0.7
Un-rated bonds	164	4.3

Total	3,791	100.0

Equity Securities

        The following table shows a geographic analysis of equity security investments of Prudential Asia's long-term insurance fund, other than investments from unit-linked business, at December 31, 2004.

	At December 31, 2004
	Market Value	% of Total
	(In £ Millions, Except Percentages)
Singapore	929	46.4
Hong Kong	886	44.3
Malaysia	88	4.4
Japan	49	2.4
Taiwan	44	2.2
Other	6	0.3

Total	2,002	100.0

Loans and Other

        Loans and other include policy loans, mortgage loans, deposits with credit institutions, unit trust investments and derivatives, including forwards, futures, options and swaps.

Investments Relating to Banking Business

        At December 31, 2004, Prudential had total banking investments of £11,712 million. The following table summarizes the investment portfolios relating to the UK banking business. In this table,

investments are valued on the same basis as in Note 3 of the notes to Prudential's consolidated financial statements.

	At December 31, 2004
	Market Value	Total %
	(In £ Millions, Except Percentages)
Debt and other fixed income securities	3,120	26.6
Loans and other	8,577	73.2
Real estate	15	0.2

Total	11,712	100.0

        Of the £11,712 million of investments, £1,269 million was in respect of certificates of deposit maturing in less than three months.

        The following table shows UK banking business loans by type and repayment period at December 31, 2004.

	At December 31, 2004
	Due in One Year or Less	Due in Over One Year and Up to Five Years	Due in Over Five Years	Provision for bad and doubtful debts	Total
	(In £ Millions)
Overdrafts	2	—	—	(1)	1
Unsecured personal loans	35	1,386	1,197	(131)	2,487
Credit card receivables	3,578	—	—	(117)	3,461
Residential mortgages	7	98	1,589	(1)	1,693
Loans to banks	616	—	—	—	616

Total	4,238	1,484	2,786	(250)	8,258

        The following table shows UK banking business loans by type and interest rate at December 31, 2004.

	At December 31, 2004
	Fixed Rate	Variable Rate	Provision for bad and doubtful debts	Total
		(In £ Millions)
Overdrafts	—	2	(1)	1
Unsecured personal loans	2,618	—	(131)	2,487
Credit card receivables	—	3,578	(117)	3,461
Residential mortgages	27	1,667	(1)	1,693
Loans to banks	270	346	—	616

Total	2,915	5,593	(250)	8,258

Description of Property

        Prudential's UK based businesses occupy approximately 30 properties in the United Kingdom, Europe and Mumbai. These properties are primarily offices with some ancillary storage/warehouse facilities. Prudential's headquarters are located in London. Of the remainder, the most significant are offices in London, Reading, Chelmsford, Dudley and Derby in England, Stirling in Scotland and Belfast in Northern Ireland. The property in Stirling and two properties in Reading and Derby are held on a freehold basis. The properties in Stirling and in Reading are leased by the business from Prudential

Assurance's long-term fund. The rest of Prudential's UK and Mumbai properties are held on long-term leaseholds. The leasehold properties range in size from 1,800 to 270,000 square feet. Overall, the occupied property portfolio totals approximately 1,300,000 square feet.

        In addition to these properties, the Prudential group owns the freehold of a sports facility in Reading for the benefit of staff.

        The Prudential group also holds approximately 80 other leasehold properties in the United Kingdom. This surplus accommodation consists primarily of small offices spread geographically across the United Kingdom and totals approximately 364,000 square feet.

        In the United States, Prudential owns Jackson National Life's executive and principal administrative office located in Michigan. Prudential also leases premises in Michigan, Colorado, California, Illinois, New York, New Jersey, Georgia, Florida, Wisconsin, Kansas, Massachusetts, Connecticut, New Hampshire and North Dakota for certain of its operations. Prudential holds 38 operating leases with respect to office space, throughout the United States. In the United States, Prudential owns and leases a total of approximately 730,000 square feet of property.

        In Asia, Prudential owns or leases properties principally in Hong Kong, Singapore, Malaysia, Indonesia, Thailand, the Philippines, China, Taiwan, Japan, Vietnam, India and Korea. Within these countries, Prudential holds 59 offices on a freehold basis, 8 offices on a leasehold basis and 543 operating leases in respect of office space, totaling approximately 5,300,000 square feet of property. In addition, Prudential is planning to lease approximately 425,000 square feet of additional property in 2005 to support expansion plans throughout the region.

        Prudential believes that its facilities are adequate for its present needs in all material respects.

        Prudential had tangible assets, principally computer equipment, furniture and fixtures of £155 million, £184 million and £196 million at December 31, 2004, 2003 and 2002, respectively.

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

  •
  distribution channels,

  •
  investment management performance, and

  •
  historical bonus levels.

        An important competitive factor is the ratings Prudential receives in some of its target markets, most notably in the United States, from recognized rating organizations. The intermediaries with whom Prudential works, including IFAs, agents, brokers, wholesalers and financial institutions consider ratings as one factor in determining from which provider to purchase financial products. Prudential Assurance's long-term fund is currently rated AA+ (stable outlook) by Standard & Poor's, Aa1 (stable outlook) by Moody's and AA– (stable outlook) by Fitch Ratings. The ratings from Standard & Poor's, Moody's and Fitch Ratings represent the second highest ratings out of 8, 9 and 12 in their respective rating categories. Jackson National Life is rated AA (negative outlook) by Standard & Poor's, AA (stable outlook) by Fitch Ratings and A1 (stable outlook) by Moody's. The ratings from Standard & Poor's and Fitch Ratings represent the second highest rating category out of 9 and 12 categories respectively and the ratings from Moody's represent the third highest rating category out of 9 categories.

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

Asia

        Competition in the Asian markets in which Prudential operates is mainly focused on distribution, with particular emphasis on the size and competency of the agency salesforce. Within Asia, Prudential is second to AIG in terms of penetration and overall life market share across the region. While there are large local participants in individual markets, for example, Great Eastern Life in Singapore and Malaysia, Nippon Life in Japan, Cathay Life in Taiwan, and LIC in India, none of these has pan-regional businesses. Regional players are typically of North American or European origin.

        In addition, Prudential compete with the above as well as smaller competitors for talented and skilled employees with local experience, which are in particular demand in Asia. See Item 3 "Key Information—Risk Factors"

        In the regional mutual fund market in terms of market presence and position, Prudential ranks alongside leading international participants such as Schroders and Fidelity.

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

Legal Proceedings

Jackson National Life

        JNL is involved in litigation arising in the ordinary course of business. It is the opinion of management that the ultimate disposition of such litigation will not have a material adverse affect on JNL's financial condition or results of operations. JNL has been named in civil litigation proceedings, which appear to be substantially similar to other class action litigation brought against many life insurers alleging misconduct in the sale and administration of insurance products. JNL generally accrues for legal contingencies once the contingency is deemed to be probable and estimable. Accordingly, at December 31, 2004 and 2003, JNL had recorded accruals totaling $20.8 million and $13.5 million, respectively.

Prudential Corporation Asia

        On April 23, 2004 the Jakarta Commercial Court accepted a bankruptcy petition filed against PT Prudential Life Assurance ("PT Prudential"). The case arose as a result of PT Prudential terminating a consultancy contract for agency salesforce management, following legal advice. As a result, the consultant made a claim for approximately US$40 million and filed a bankruptcy petition in the Jakarta Commercial Court. The Court held that PT Prudential owed the consultant approximately US$165,000 and, despite the business being solvent, put PT Prudential into bankruptcy. In June 2004, the Supreme Court of Indonesia overturned the bankruptcy decision of the Jakarta Commercial Court. An amendment to the Indonesian bankruptcy law has subsequently been enacted and as result only the Ministry of Finance can now file of bankruptcy petition against an insurance company.

Prudential Group

        Prudential and its subsidiaries are involved in other litigation arising in the normal course of business. While an adverse ruling in any individual case may not in itself be material to Prudential, if applied across all similar cases, the potential liabilities may be more significant. Although the outcome of such matters cannot be predicted with certainty, management believes that the ultimate outcome of such litigation will not have a material adverse effect on the group's financial condition, results of operations or cash flows.

Sources

        Throughout this annual report, Prudential describes the position and ranking of its overall business and individual business units in various industry and geographic markets. The sources for such descriptions come from a variety of conventional sources generally accepted as relevant business indicators by members of the financial services industry. These sources include information available from the Association of British Insurers, the UK Department of Trade and Industry, Association of Unit Trusts and Investment Funds, Neilsen Net Ratings, Moody's, Standard & Poor's, Fitch, UBS Warburg, Life Insurance Marketing and Research Association, the Variable Annuity Research Data Service, referred to as VARDS, LIMRA International, Townsend and Schupp, The Advantage Group, the Life Insurance Association of Singapore, the Hong Kong Federation of Insurers, Life Insurance Association of Malaysia, Life Insurance Association of Taiwan and the Taiwanese Securities Investment Trust Consulting Association.

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

UK Supervision and Regulation

The Financial Services and Markets Act 2000

        Prudential's insurance, investment and banking businesses in the United Kingdom are regulated by the Financial Services Authority (the "FSA"), the statutory regulator granted powers under the 2000 Act. In addition, those businesses are subject to various United Kingdom laws governing the terms and the sale of products (for example, the Consumer Credit Act 1974 in relation to the banking business) some of which require the relevant Prudential entity to be licensed or registered.

Risk-Based Regulation

        The FSA employs a risk-based regulatory approach under the 2000 Act pursuant to which each regulated firm's risk is assessed on a common model. This covers the firm's control environment and business and customer risk profiles, together with an assessment of the potential impact on consumer protection and market stability of financial or compliance failure of that firm. The FSA aims to create a single set of prudential requirements organized according to risk category with sections containing rules and guidance on credit, market, operational and insurance risks, as well as capital adequacy and consolidated supervision.

        A key feature of the risk-based regime is the introduction of a single Integrated Prudential Sourcebook to replace the separate "Interim Prudential Sourcebooks" that currently regulate businesses in different regulated sectors. While the FSA initially envisaged that the Integrated Prudential Sourcebook would be fully implemented on January 1, 2004, developments and delays in the agreement of international legislation (such as the new Basel capital accord) have led to a phased introduction of its provisions. However, since the regulation of insurance has not been affected by many of these delays, the FSA proceeded with the early introduction of substantially all of the new prudential regime for insurance firms in its original target year of 2004.

Overview of 2000 Act Regulatory Regime

Single Regulator

        The FSA is the single regulator for all authorized persons with respect to regulated activities in the financial services sector. In this regard, the FSA is authorized to make rules and issue guidance and codes in relation to a wide sphere of activity encompassing the governance of the conduct of business by, and the prudential supervision of, authorized persons.

Permission to carry on "Regulated Activities"

        Under the 2000 Act, no person may carry on or purport to carry on a regulated activity in the United Kingdom unless he is an authorized person or is an exempt person. A firm which is granted permission by the FSA to carry on regulated activities becomes an authorized person for the purposes of the 2000 Act. "Regulated activities" are prescribed in the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001 and include banking activities, insurance activities and certain other activities, such as dealing in investments as principal or agent, and the establishment, operation and winding up of stakeholder pension schemes, as described below.

Authorization Procedure

        When considering an application for authorization by a firm, the FSA may delineate the scope of, and include such restrictions on, the grant of permission as it deems appropriate. In granting or varying the terms of a firm's permissions, the FSA must ensure that the firm meets certain threshold conditions, which, among other things, require the firm to have adequate resources for the carrying on of its business, and to be a fit and proper person, having regard to all the circumstances.

        Once authorized, and in addition to continuing to meet the threshold conditions to authorization, firms are obliged to comply with the FSA Principles for Business, which are high level principles for conducting financial services business in the United Kingdom. These include the maintenance of adequate systems and controls, treating customers fairly and communicating with customers in a manner that is clear, fair and not misleading.

        Moreover, the 2000 Act obliges firms to secure the FSA's prior approval of the appointment of individuals performing certain important functions within a firm or on its behalf with respect to the carrying on of regulated activities (approved persons).

Application of 2000 Act Regulatory Regime to Prudential

        Each of Prudential's principal UK insurance, investment and banking businesses is subject to regulation and supervision by the FSA in the carrying on of its regulated activities. The following discussion considers, in turn, the main features of the 2000 Act regime applicable to Prudential's insurance, investment and banking businesses in the United Kingdom.

Regulation Applicable to Prudential's Insurance, Investment and Banking Businesses

Supervision of Management and Change of Control of Authorized Firms

        The FSA closely supervises the management of authorized firms through the approved persons regime, under which any appointment of persons who hold positions of significant influence within an authorized firm must be pre-approved by the FSA.

        The FSA also regulates the acquisition of control over authorised firms. Under the 2000 Act, any person proposing to acquire control of an authorised firm must first obtain the consent of the FSA. In considering whether to grant or withhold its approval to the acquisition of control, the FSA must be satisfied both that the acquirer is a fit and proper person to have control over the authorized firm, and that the interests of consumers would not be threatened by his acquiring control.

        Control over a UK authorised firm ("A") is acquired if the acquirer holds 10% or more of the shares in A or a parent undertaking of A ("P"); is able to exercise significant influence over the management of A or P by virtue of his shareholding in that company; is entitled to exercise, or control the exercise, of 10% or more of the voting power of A or P; or is able to exercise significant influence over the management of A or P by virtue of his voting power in that company. Increases in "control', once they reach thresholds of 20%, 33% and 50% of the shares or voting power of an authorized firm or one of its controllers, also require the consent of the FSA.

        In order to determine whether a person or a group of persons is a "controller" for the purposes of the 2000 Act, the holdings (shares or voting rights) of the person and his "associates", if any, are aggregated.

Intervention and Enforcement

        The FSA has extensive powers to investigate and intervene in the affairs of an authorized firm. The 2000 Act imposes on the FSA statutory obligations to monitor compliance with the requirements imposed by, and to enforce the provisions of, the 2000 Act, related secondary legislation and the rules made thereunder.

        The FSA's enforcement powers, which may be exercised against both authorized firms and approved persons, include public censure, imposing unlimited fines and, in serious cases, the revocation or variation of permission to carry on regulated activities or of an approved person's approved status. In addition, the FSA may vary or revoke an authorized firm's permission if it is desirable to protect the interests of consumers or potential consumers, or if the firm has not engaged in regulated activity for 12 months, or if it is failing to meet the threshold conditions for authorisation. The FSA has further powers to obtain injunctions against authorized persons and to impose or seek restitution orders where persons have suffered loss. Once the FSA has made a decision to take enforcement action against an authorized or approved person (other than in the case of an application to the court for an injunction or restitution order), the person affected may refer the matter to the Financial Services and Markets Tribunal. Breaches of certain FSA rules by an authorized firm may also give a private person who suffers loss as a result of the breach a right of action against the authorized firm for damages.

        In addition to its ability to apply sanctions for market abuse, the FSA has the power to prosecute criminal offences arising under the 2000 Act and insider dealing under Part V of the Criminal Justice Act 1993 and breaches of money laundering regulations. The FSA's stated policy is to pursue criminal prosecution in all appropriate cases.

        The FSA, although not a creditor, may seek administration orders under the Insolvency Act 1986 (as amended), present a petition for the winding-up of an authorized person or have standing to be heard in the voluntary winding-up of an authorized person. It should be noted that insurers carrying on long-term insurance business cannot voluntarily be wound up without the consent of the FSA.

FSA Conduct of Business Rules

        The FSA's Conduct of Business Rules apply to every authorized firm carrying on regulated activities and regulate the day-to-day conduct of business standards to be observed by authorized persons in carrying on regulated activities.

        Recent amendments in the FSA's Conduct of Business Rules have brought about changes in the structure of the markets in which packaged products (such as life insurance policies with an investment element) are sold within the UK and the mechanics of the sales process.

        Under the previous regime, the FSA's policy of 'polarisation' effectively required those intermediaries who advised on packaged products either to be independent and advise on products from across the market, or to represent one company only, and sell only its products. The removal of this restriction has allowed firms to sell not only their own products, but those of other providers as well, without limit on the number of providers whose products can be sold.

        Those firms which advise customers on packaged products are now required to provide advice based on a particular range of products, details of which range will need to be decided in advance by the firm, and disclosed to the customer as part of the pre-sales process through FSA prescribed documentation. In order to be able to hold itself out as "independent", a firm needs to offer customers the chance to pay for its services on a fee (rather than commission) basis as well as advising on products across the whole market.

        The amendments to the FSA's Conduct of Business Rules to reflect the process of "depolarisation" included provisions restricting the terms on which product providers can take up direct or indirect holdings in, or provide credit to, intermediaries offering advice on packaged products (which do not apply in between firms in the same immediate group). Furthermore, the FSA's Conduct of Business Rules were amended to include rules governing the extent to which product providers can provide intermediaries with indirect benefits, in order to avoid the development of conflicts of interest (which rules, again, are disapplied for firms in the same immediate group).

Financial Promotion

        The FSA's Conduct of Business Rules govern the circumstances and manner in which authorized firms may communicate and approve "financial promotions", which are communications in the course of business that constitute invitations or inducements to engage in investment activity.

The Financial Ombudsman Service

        The Financial Ombudsman Service is intended to provide speedy, informal and cost effective dispute resolution of complaints made against authorized firms by individuals and small-business customers. The Ombudsman is empowered to order firms to pay fair compensation for loss and damage and may order a firm to take such steps as it determines to be just and appropriate to remedy a complaint. Authorised firms must have appropriate complaints handling procedures.

        In a recent decision (which may be appealed), the High Court of England and Wales has ruled that the Financial Ombudsman may depart from principles of English law when deciding levels of compensation in order to achieve a result which is fair and reasonable in his opinion.

The Financial Services Compensation Scheme

        The 2000 Act provides for the establishment of a compensation scheme intended to compensate individuals and small businesses for claims against an authorized firm where the authorized firm is unable or unlikely to be able to meet those claims (generally, when it is insolvent or has gone out of business). The scheme is divided into three sub-schemes of banking, insurance and investment business, reflecting the different kinds of business undertaken by authorized firms. The scheme is funded by contributions from industry participants referable to the particular sub-schemes so as to minimize cross-subsidy between authorized persons whose businesses are not similar. Prudential estimates its reserve for future fund assessments for its UK business to be insignificant, and, believes the reserves in place are adequate for all payments for known insolvencies. In the event of a failure of a market participant, Prudential could be required to make contributions to compensate investors.

Regulation of Insurance Business

        Effecting and carrying out contracts of insurance as principal are regulated activities for the purposes of the 2000 Act, and the carrying on of such regulated activities is referred to as insurance business. Some of Prudential's subsidiaries, including The Prudential Assurance Company Limited, Prudential Annuities Limited, Prudential Retirement Income Limited, Prudential Pensions Limited, Prudential Holborn Life Limited and Prudential (AN) Limited carry on insurance business in the United Kingdom with the permission of the FSA and are supervised by the FSA under the 2000 Act.

Developments in Prudential Regulation

        The FSA's rules on the prudential regulation of insurance business are principally contained in those sections of the FSA's Integrated Prudential Sourcebook which prescribe rules and guidance for authorized persons carrying on insurance business. Under rules in the Integrated Prudential Sourcebook, an insurance company is restricted from carrying on any commercial business other than insurance business and activities directly arising from that business. The FSA Interim Prudential Sourcebook for Insurers (the "Interim Prudential Sourcebook") continues to govern some matters such as the reporting requirements.

Capital requirements of the Integrated Prudential Sourcebook

        The FSA made the majority of the rules which govern the prudential regulation of insurers in 2004 and these rules are now in force as part of the Integrated Prudential Sourcebook. Overall, the requirements of the Integrated Prudential Sourcebook are intended to align the capital adequacy requirements for insurance businesses more closely with those of banking and investment firms and building societies, for example, by addressing tiers of capital, rather than looking at net admissible assets.

        The Integrated Prudential Sourcebook also introduced an Individual Capital Assessment framework for life and non-life insurers. The Individual Capital Assessment requires all insurers to assess for themselves the amount of capital needed to back their business. If the FSA views the result of this assessment as insufficient, it may draw up its own Individual Capital Guidance for a firm, which can be imposed as a requirement on the scope of the authorized firm's permission.

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

        The extent to which long-term fund assets may be used for purposes other than long-term business is restricted by the rules in the Integrated Prudential Sourcebook and Interim Prudential Sourcebook. Only the "established surplus"—the excess of assets over liabilities in the long-term fund, as determined by an actuarial investigation—may be transferred so as to be available for other purposes. Restrictions also apply to the payment of dividends by the insurance company, as described below. The rules in the Integrated Prudential Sourcebook require, in addition to the capital requirements referred to below, the maintenance of sufficient assets in the separate long-term insurance fund to cover the actuarially determined value of the insurance liabilities.

Capital Requirements

        The Integrated Prudential Sourcebook requires that insurance companies maintain assets sufficient to meet the relevant capital requirement at all times in respect of both any long-term insurance and general insurance undertaken by the insurance company, the calculation of which requirement in any particular case being dependent on the type and amount of insurance business a company writes. The method of calculation of the capital requirement is set out in the Integrated Prudential Sourcebook and the level of an insurer's capital resources is also determined in accordance with the rules set out in the Integrated Prudential Sourcebook. Failure to maintain the required capital resources requirement is one of the grounds on which wide powers of intervention conferred upon FSA may be exercised.

        Under the Integrated Prudential Sourcebook, an authorized person carrying on insurance business must hold capital resources equal at least to the Minimum Capital Requirement (the "MCR"). Insurers with with-profits liabilities of more than £500 million must hold capital equal to the higher of MCR and the Enhanced Capital Requirement (the "ECR"). The ECR is intended to provide a more risk responsive and "realistic" measure of a with-profits insurer's capital requirements, whereas the MCR is broadly speaking equivalent to the previous required minimum margin under the Interim Prudential Sourcebook and satisfies the minimum EU standards.

        Determination of the ECR involves the comparison of two separate measurements of the firm's financial resources requirements, which the FSA refers to as the "twin peaks" approach. The two separate peaks are:

          (i)  the requirement comprised by the mathematical reserves plus the sum of the "Long Term Insurance Capital Requirement" (the "LTICR") and the resilience capital requirement, together known as the "regulatory peak"; and

         (ii)  a calculation of the "realistic" present value of the insurer's expected future contractual liabilities together with projected "fair" discretionary bonuses to policyholders, plus a risk capital margin, together known as the "realistic peak".

        The LTICR is made up of several components, but in general is equal to approximately 4 per cent. of the mathematical reserves, although the formula varies according to the type of business written. The resilience capital requirement is in respect of the potential effects of market risk. If the calculation of the realistic peak produces a requirement in excess of the regulatory peak, then the difference is known as the with-profits insurance capital component.

Actuarial functions

        The rules in the FSA's Supervision Manual require that every insurance company that carries on long-term business must appoint one or more an actuaries to perform the "actuarial function" in respect of all classes of its long-term insurance business and, if it has any with-profits business, the "with-profits actuary function' in respect of all classes of that with-profits business.

        The actuary performing the "actuarial function" must prepare an annual report for the company's directors quantifying the company's long-term liabilities attributable to the insurance company's long-term insurance business, determining the value of any excess over those liabilities of the assets representing the long-term insurance fund and where any rights of long-term policyholders to participate in profits relate to particular parts of such a fund, a valuation of any excess of assets over liabilities in respect of each of those parts.

        The actuary performing the "with-profits actuary function" must advise the firm's management, at the level of seniority that is reasonably appropriate, on key aspects of the discretion to be exercised affecting those classes of the with-profits business of the firm in respect of which he has been appointed. He must also, at least once a year, in respect of each financial year commencing on or after January 1, 2005, report to the firm's governing body on key aspects (including those aspects of the firm's application of its Principles and Practices of Financial Management on which the advice described has been given) of the discretion exercised in respect of the period covered by his report affecting those classes of with-profits business of the firm.

Distribution of Profits and With-profits Business

        The Interim Prudential Sourcebook provides that, once an allocation of surplus in a with-profits fund has been made to policyholders, no transfer of assets representing any part of a subsequent surplus can be made, to shareholders or otherwise, unless either the "relevant minimum" (as defined in the Interim Prudential Sourcebook) of the surplus has been allocated to policyholders or a statutory notification procedure has been followed. Calculation of the relevant minimum is based upon the percentage of the relevant surplus previously allocated to eligible policyholders.

        Under the Interim Prudential Sourcebook, an insurance company is prohibited from declaring dividends in circumstances where the value of the long-term insurance business assets is less than the amount of the long-term insurance business liabilities. While its parent is not subject to the same restriction, HM Treasury however is given power under the 2000 Act to make regulations preventing an insurance company's parent from doing anything to lessen the effectiveness of any "asset identification rules" made by the FSA, which will include in this context rules requiring insurers to maintain the solvency of the long-term fund.

        There has been considerable public debate regarding the rights and legitimate expectations of with-profits policyholders to assets forming part of an insurance company's surplus, particularly where such assets do not derive from the payment of current policyholders' premiums but are rather "inherited" from previous generations of policyholders or from other entities.

        The FSA also mandated that firms carrying on with-profits business must:

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

Treating Customers Fairly

        Principle 6 of the FSA's Principles for Businesses requires firms to treat customers fairly. This requirement has existed for many years in parts of the regulatory system and is seen as key to the operation of an efficient retail market for financial services and is closely linked to maintaining consumer confidence. Until recently the meaning of the duty had not been further defined. However, after a series of consultations, in January 2005 the FSA published Policy Statement 05/01, which contained as set of specific rules on this area in relation to with-profits policyholders.

        These new rules address, among other things, the costs charged to a with-profits fund by the firm managing the fund; penalties and charges levied on policyholders who surrender their policies early, the need for funds to be managed with the objective of ensuring that maturity payouts fall within a target range set for the fund; and the provision of information to with-profits policyholders or potential policyholders in a format that they can more readily understand—through the introduction of "Consumer Friendly Principles and Practices of Financial Management" (CFPPFMs).

        In addition, life insurers writing with-profits business must provide information to with-profits policyholders within 28 working days of a decision to close a fund to new business or of the appointment of a policyholder advocate to protect the interest of policyholders should a firm decide to make a reattribution of its inherited estate.

        These changes are to be implemented as a whole on 30th June 2005 but with a transitional period of up to six months (up until 31st December, 2005) for authorized firms to implement requirements on pay-out target ranges and policy surrender values. The requirements for firms to product CFPPFMs will take effect on December 31, 2005.

Reporting Requirements

        Under the Interim Prudential Sourcebook, insurance companies must file with the FSA their audited annual accounts and balance sheets and life insurers annual reports from the actuary performing the actuarial function.

        The FSA began consultation in 2002 on the use of implicit items to form part of an insurer's capital resources, and has now produced rules and guidance in the Integrated Prudential Sourcebook to indicate that the FSA will not permit implicit items to be included in the calculation of a firm's capital resources, except where the firm in question has obtained a formal waiver of the rules under the 2000 Act. The guidance notes that certain implicit items are not eligible for inclusion beyond December 31, 2009.

Transfer of Insurance Business

        Before any transfer of insurance business may take place, the 2000 Act requires a scheme of transfer to be prepared and approved by the High Court.

Winding-Up Rules

        The general insolvency laws applicable to UK companies are modified in certain respects in relation to insurance companies. Since the introduction of the Financial Services and Markets Act 2000 (Administration Orders Relating to Insurers) Order 2002 (the "2002 Order"), which came into force in May 2002, insurance companies in the UK have become subject to the administration procedures contained in Part II of the Insolvency Act 1986 (which previously did not apply). These administration procedures have, however, also been slightly modified by the 2002 Order in relation to, for example, the power of an administrator to make any payments due to a creditor.

        Additionally, in the United Kingdom, all FSA authorized insurance companies, except for pure reinsurers, are subject to the Insurers (Reorganisation and Winding-up) Regulations 2004, which came into force in February 2004.

        These Regulations provide, among other things, that direct insurance claims will have priority over the claims of other unsecured creditors, including reinsurance creditors, on a winding-up by the court or a creditors' voluntary winding up of the insurance company. Furthermore, instead of making a winding-up order when an insurance company has been proved unable to pay its debts, a UK court may, under Section 377 of the 2000 Act, reduce the amount of one or more of the insurance company's contracts on terms and subject to conditions (if any) which the court considers fit. Where an insurance company is in financial difficulties but not in liquidation, the Financial Services Compensation Scheme may take measures for securing the transfer of all or part of the business to another insurance company.

        Section 376 of the 2000 Act provides further insolvency protection to policyholders of insurance companies effecting or carrying out contracts of long-term insurance. Unless the court orders otherwise, a liquidator must carry on the insurer's business so far as it consists of carrying out the insurer's contracts of long-term insurance with a view to it being transferred as a going concern to a person who may lawfully carry out those contracts. In carrying on the business, the liquidator may agree to the variation of any contracts of insurance in existence when the winding-up order is made, but must not effect any new contracts of insurance.

EU Directive on Group Supervision

        The European Union formally adopted Directive 98/78/EC on the supplementary supervision of insurance undertakings within a group (the "Insurance Groups Directive") in October 1998. The

Insurance Groups Directive required member states to introduce the following measures to strengthen supervision of insurance companies, which are part of a group:

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

        These requirements have been implemented in the UK by the Insurer's Interim Prudential Sourcebook and the Integrated Prudential Sourcebook.

        The parent undertaking solvency calculation under the rules that implement the requirements of the Insurance Group Directive is filed with the FSA and differs from the adjusted solo solvency margin test in that it is a currently only a calculation rather than a formal test. However, insurers will be required under the rules in the Integrated Prudential Sourcebook from December 31, 2006 to ensure that the group capital resources of the each undertaking included in the parent undertaking solvency calculation are equal to or exceed the group capital resources requirement for that undertaking.

EU Directive on Financial Conglomerates

        In November 2002, the European Union formally adopted Directive 2002/87/EC (the "Financial Groups Directive") on financial conglomerates, which are groups that include regulated entities which are active in the banking/investment services sectors and the insurance sector, and which meet certain criteria. The Financial Groups Directive, as implemented in the UK through the Integrated Prudential Sourcebook, came into force for those firms and groups affected (which for the time being includes Prudential) from financial years beginning on or after January 1, 2005. The aim of the Financial Groups Directive is to impose additional prudential requirements in respect of regulated entities within financial conglomerates including, to a certain extent, any mixed financial holding company. The additional supervision is organized at the level of the financial conglomerate and covers capital adequacy, risk concentration and intra-group transactions.

        The Insurance Groups Directive, which was implemented in the UK in 2001, together with the Financial Groups Directive, require European financial services groups, including Prudential, to maintain on a continuous basis net aggregate surplus capital in excess of solvency requirements at the Group level. The Financial Conglomerates Directive requires a continuous parent company solvency test which requires the aggregating of surplus capital held in the regulated subsidiaries, from which group borrowings are deducted, other than those subordinated debt issues which qualify as capital. The test is passed when this aggregate number is positive. A negative result at any point in time is a notifiable breach of UK regulatory requirements. Additionally, the FSA has indicated that it will require public disclosure of the Financial Groups Directive solvency position from December 31, 2005.

New EU Rules on Solvency Margins

        In addition to the solvency requirements of the Insurance Groups Directive and Financial Groups Directive, under rules amending the solvency margin requirements for life and non-life insurance undertakings, which have been implemented in EU member states in 2004 (the FSA's new rules in this respect apply to firms from the beginning of their 2004 financial years), each UK insurer must maintain capital resources (shareholders' equity and quasi-equity) at a level that depends on the nature of the insurer's activity and that is calculated with reference to certain balance sheet and income statement items, subject to an absolute minimum (so-called minimum guaranteed fund) of €3 million (€2 million for some classes of non-life insurance). The rules are part of the European Commission's efforts to achieve a single European market for financial services. These rules were introduced by the Solvency I Directives (2002/12/EC and 2002/13/EC). They were fully implemented in the United Kingdom in January 1, 2005 and make up part of the FSA's Integrated Prudential Sourcebook. The rules also give regulators greater powers to intervene in the event of concerns regarding an insurance company's financial position.

        The European Commission continues to work on a more comprehensive review of solvency requirements for insurance undertakings, the so-called "Solvency II" project, which will be based on a three-pillar structure, comprised of capital requirements, supervisory review and public disclosure. Although the final form of the Directive is yet to established, and there can be no certainty of its impact on solvency requirements, it is expected that the new solvency rules will be based on two levels of regulatory capital requirements for insurers: a solvency capital requirement, which is expected to adopt a more risk-based approach along the lines introduced in the United Kingdom through the Integrated Prudential Sourcebook and will be aimed at reflecting and quantifying the exposure of the relevant insurance undertaking, and a minimum capital requirement, which will be computed in a less refined manner and which would act as trigger for supervisory intervention. However, the indications from the European Commission are that the Directive adoption process will not start before summer 2006, with a view to the Directive's formal adoption in October 2006.

Other EU Measures

        In May 2003, the European Union adopted Directive 2003/41/EC on the activities and supervision of institutions for occupational retirement provision, which member states must implement into their national law by September 2005. This Directive is intended to permit employee pension schemes to be operated and managed on an EU-wide basis. The Directive contains certain prudential rules and "prudent person" investment requirements, which could be extended by member states to the occupational retirement schemes operated by life insurance companies. Finally, on April 21, 2004, the European Commission presented a proposal for a directive on the supervision of reinsurance undertakings. If adopted, the reinsurance directive would introduce a set of harmonized rules to allow pure reinsurance companies to operate across the European Union on the basis of their home-country license.

Regulation of Investment Business

        Certain of Prudential's subsidiaries are authorized by the FSA to carry on investment business. These entities are subject to regulation and supervision by the FSA and must comply with the FSA Conduct of Business Rules and all other applicable rules prescribed by the 2000 Act regime.

Regulation of stakeholder pension schemes

        The establishment, operation and winding-up of a stakeholder pension scheme are regulated activities, and rights under a stakeholder pension scheme are defined as "investments" for the purposes of the 2000 Act regime, so that dealing, arranging, managing, advising and providing custody activities in respect of rights relating to a stakeholder pension also constitute regulated activities.

Regulation of mortgage lending, sales and administration and general insurance mediation

        Mortgage lending, sales and administration as well as long-term care insurance became activities regulated under the 2000 Act on October 31, 2004, for which for which authorization by the FSA is now required. General insurance sales and administration became activities regulated under the 2000 Act on January 14, 2005, for which authorization by the FSA is now required.

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

Solvency Requirements

        The requirement to have adequate financial resources is one of the criteria for permission to accept deposits under the 2000 Act. A bank should have sufficient capital to provide a stable resource to absorb any losses arising from the risks in its business. In assessing a bank's capital adequacy, the FSA takes into account not only the level of a bank's own funds but also other matters such as concentration of the loan book (large exposures) and liquidity.

        The FSA applies capital adequacy rules and guidelines that accord with relevant EC Directives and which are based on the Basel Accord of 1988, which established a framework for measuring the capital adequacy of international banking organizations. These rules and guidelines implement the requirements of the Banking Consolidation Directive and the Capital Adequacy Directive, as amended, which require credit institutions and investment firms to provide capital for counterparty risk and market risk. The FSA's rules and guidelines impose on banks a requirement that they maintain a minimum level of capital to support on and off-balance sheet exposures, weighted according to broad categories of risk. Each bank is subject to the FSA's rules and guidelines and must maintain a required capital adequacy ratio of total capital to risk-weighted assets. This ratio is set by the FSA individually for each such bank, but the ratio is in no case less than 8%.

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

        Banks that have a trading book over a certain size are obliged to meet the trading book capital requirements of the CAD and the CAD Amending Directive in respect of the market-related and credit-related risks arising from their proprietary trading activities. This involves splitting their business between trading and banking books.

        Most UK banks are required to maintain, in non-interest-bearing accounts at the Bank of England, a cash balance, known as the cash ratio deposit, which is based on eligible liabilities, primarily pound sterling deposits less amounts on loan to other monetary institutions. Although these balances count towards the liquidity requirements for the real time gross settlement system introduced in the United Kingdom during 1996, they are generally regarded as non-operational and, accordingly, do not count towards overall liquidity requirements. The liquidity standard for sterling, which the UK government introduced in January 1996, requires the maintenance of sufficient holdings of liquid assets to cover potential cash outflows over the next five business days. This policy applies to UK-incorporated retail banks and group UK-based sterling operations.

        The Basel Committee on Banking Supervision published a new accord in June 2004 which will replace the Basel Accord of 1988. Basel II consists of three "pillars": minimum capital, a supervisory review of an institution's capital adequacy and internal assessment process and market discipline to strengthen disclosure. With respect to the first pillar, the new capital framework will not merely expand and develop the standardized rules set out in the 1988 Accord, but will allow banks to compute their capital charges for credit risk on the basis of their own internal ratings, subject to rigorous quantitative and qualitative criteria. It is expected that the new accord will be implemented by the end of 2006.

        In July 2004, the European Commission presented a proposal for a new capital requirements framework for banks and investment firms. The European Commission's paper implements, with modifications, the new Basel framework and similarly contains proposals for minimum capital requirements, supervisory review, and disclosure as an aid to market discipline.

        The FSA published in January 2005 Consultation Paper 05/03 on the implementation of the New Basel Capital Accord and the EC Capital Requirements Directive. The main proposals in the Consultation Paper are:

  •
  Greater flexibility in the application of consolidation techniques including a new regime for integrated groups;

  •
  Greater harmonization of the definition of capital for banks, building societies and investment firms;

  •
  Introduction of individual capital adequacy standards and a new capital adequacy assessment process;

  •
  Detailed guidance on the IRB model validation process;

  •
  Extension of credit risk mitigation techniques recognized by the FSA; and

  •
  Treatment of the outsourcing of operational risk.

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

        Jackson National Life's ability to pay shareholder dividends is limited under Michigan insurance law. The Commissioner of the Michigan Office of Financial and Insurance Services (the "Michigan Insurance Commissioner") may limit, or not permit, the payment of, shareholder dividends if the Michigan Insurance Commissioner determines that an insurer's surplus, as regards policyholders, is not reasonable in relation to its outstanding liabilities and is not adequate to meet its financial needs as required by Michigan insurance law. Jackson National Life must report any shareholder dividends to the Michigan Insurance Commissioner before they can be paid. In the case of an extraordinary shareholder dividend or distribution, an insurer must give 30 days advance notice to the Michigan Insurance Commissioner and may not pay the dividend or distribution if the Michigan Insurance Commissioner disapproves within such 30-day period. For this purpose, an extraordinary dividend or distribution means any dividend or distribution of cash or other property whose fair market value together with that of other dividends or distributions that an insurer made within the preceding twelve months exceeds the greater of 10% of the insurer's surplus as regards policyholders as of December 31 of the immediately preceding year, or the net gain from operations of the insurer, not including realized capital gains, for the prior year. In 2002, 2003 and 2004, Jackson National Life paid shareholder dividends of $142.0 million, $85.2 million and $120.0 million, respectively.

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

Guaranty Associations and Similar Arrangements

        Each of the 50 states of the United States, the District of Columbia and the Commonwealth of Puerto Rico have laws requiring insurance companies doing business within their jurisdictions to participate in various types of guaranty associations or other similar arrangements. These associations and arrangements provide certain levels of protection to policyholders from losses under insurance policies issued by insurance companies that became impaired or insolvent. Typically, these associations levy assessments, up to prescribed limits, on member insurers on a basis that is related to the member insurer's proportionate share of the business in the relevant jurisdiction of all member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Some jurisdictions permit member insurers to recover assessments that they paid through full or partial premium tax offsets, usually over a period of years. Prudential estimated its reserve for future guarantee fund assessments for Jackson National Life to be £9.8 million ($18.9 million) at December 31, 2004. Prudential believes this reserve to be adequate for all anticipated payments for known insolvencies.

Asset Valuation Reserve

        State regulators generally require that insurers establish an asset valuation reserve that consists of two components: a "default component" to provide for future credit-related losses on fixed income investments and an "equity component" to provide for losses on all types of equity investments. The asset valuation reserve establishes statutory reserves for fixed maturity securities, equity securities, mortgage loans, equity real estate and other invested assets. The reserve is designed to provide for all realized and unrealized gains and losses on such assets, other than those resulting from changes in interest rates. The level of reserves is based on both the type of investment and its rating. Contributions to the reserve may result in a slower growth in surplus or a reduction of Jackson National Life's unassigned surplus, which, in turn, may reduce funds available for shareholder distributions. The extent of the impact of the asset valuation reserve on Jackson National Life's statutory surplus depends in part on the future composition of the investment portfolio.

Interest Maintenance Reserve

        State regulators generally require that insurers establish an interest maintenance reserve to defer non-credit-related realized capital gains and losses, net of taxes, on fixed income investments (primarily bonds and mortgage loans) which are amortized into net income over the estimated remaining periods to maturity of the investments sold and to defer material gains or losses, net of taxes, resulting from market value adjustments on policies and contracts backed by assets carried at book value. The extent of the impact of the interest maintenance reserve on earnings and surplus depends on the amount of future interest-rate related realized capital gains and losses on fixed maturity investments and deferred gains or losses resulting from market value adjustments.

The National Association of Insurance Commissioners Ratios

        On the basis of statutory financial statements that insurers file with state insurance regulators, the National Association of Insurance Commissioners annually calculates twelve financial ratios to assist state regulators in monitoring the financial condition of insurance companies. A usual range of results for each ratio is used as a benchmark and departure from the usual range on four or more of the ratios can lead to inquiries from individual state insurance departments. In 2004, all of Jackson National Life's ratios fell within the usual range.

Policy and Contract Reserve Sufficiency Analysis

        Michigan insurance law requires Jackson National Life to conduct annually an analysis of the sufficiency of its life and annuity reserves. A qualified actuary must submit to the insurance department an opinion that states that the reserves, when considered in the light of the assets that an insurance company holds with respect to such reserves, make good and sufficient provision for the associated contractual obligations and related expenses of the insurance company. If a qualified actuary cannot provide such an opinion, then the insurance company must set up additional reserves by moving funds from unassigned surplus. The 2004 opinion has been submitted to the Michigan Office of Financial and Insurance Services without any qualifications.

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

        Any state adopting the model act gives the state insurance commissioner explicit regulatory authority to require various actions by, or take various actions against, insurance companies whose adjusted capital does not meet minimum risk-based capital standards. The Michigan Insurance Commissioner takes into account the National Association of Insurance Commissioners' risk-based capital standards to determine adequate compliance with Michigan insurance law. At December 31, 2004, Jackson National Life's total adjusted capital under the National Association of Insurance Commissioners' definition substantially exceeded Michigan standards.

Regulation of Investments

        Jackson National Life is subject to state laws and regulations that require diversification of its investment portfolio, limit the amount of investments in certain investment categories such as below investment grade fixed income securities, common stock, real estate and foreign securities and forbid certain other types of investments altogether. Jackson National Life's failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated by the Michigan Insurance Commissioner as non-admitted assets for purposes of measuring surplus and, in some instances, the Michigan Insurance Commissioner could require divestiture of non-qualifying investments.

USA Patriot Act

        The Patriot Act, enacted in 2001, includes numerous provisions designed to fight international money laundering and to block terrorist access to the US financial system. The US Treasury Department has issued a number of regulations implementing the Patriot Act that apply certain of its requirements to financial institutions such as Prudential's broker-dealer subsidiaries. Among other things, the regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing. Jackson National Life does not expect the impact of the Patriot Act on its operations to be material, and has established policies and procedures to ensure compliance with the Patriot Act's provisions. The Treasury Department is expected to issue a number of additional regulations which will further clarify the Patriot Act's requirements, including with respect to insurance companies.

Securities Laws

        Jackson National Life, certain of its affiliates and certain policies and contracts that Jackson National Life offers are subject to various levels of regulation under the federal securities laws that the US Securities and Exchange Commission (the "SEC") administers.

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

        Jackson National Asset Management, LLC is registered with the SEC as an investment adviser pursuant to the Investment Advisors Act of 1940, as amended ("Investment Advisors Act of 1940"), and is also registered or notice filed in all applicable states. Jackson National Asset Management, LLC is registered as a transfer agent pursuant to the Securities Exchange Act of 1934, as amended ("Securities Exchange Act"). The investment companies (mutual funds) for which Jackson National Asset Management, LLC serves as an investment adviser are subject to SEC registration and regulation pursuant to the Securities Act of 1933, as amended ("Securities Act"), and the Investment Company Act of 1940, as amended ("Investment Company Act"). In addition, each variable annuity and variable life product sponsored by Jackson National Life, organized under an applicable separate account or unit investment trust, is subject to SEC registration and regulation pursuant to the Securities Act and the Investment Company Act, and applicable state insurance and securities laws.

        Curian Capital, LLC is registered with the SEC pursuant to the Investment Advisors Act of 1940 and is also registered or notice filed in all applicable states.

        BH Clearing, LLC is registered as a broker-dealer with the SEC pursuant to the Securities Exchange Act, and is registered as a broker-dealer in all applicable states. In addition, BH Clearing, LLC is in process of seeking membership in the National Association of Securities Dealers (the "NASD").

        Jackson National Life Distributors, Inc. is registered as a broker-dealer with the SEC pursuant to the Securities Exchange Act, and is registered as a broker-dealer in all applicable states. In addition, Jackson National Life Distributors, Inc. is a member firm of the NASD.

        Each of SII Investments, Inc., National Planning Corporation, Investment Centers of America, Inc., and IFC Holdings, Inc. (which does business under the name INVEST Financial Corporation), is a broker-dealer, investment adviser, and insurance agency (or affiliated with an insurance agency), licensed and qualified to transact business pursuant to its respective registration and/or membership with the SEC, the NASD, the Municipal Securities Rulemaking Board, applicable state securities and insurance authorities, and all other applicable jurisdictional authorities.

        Prudential also conducts US investment management activities through PPM America, Inc., which is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940. PPM

America, Inc. serves as the investment adviser to Jackson National Life, certain mutual funds, several private investment funds and structured finance vehicles, and the US equity and fixed income portions of portfolios of certain UK affiliates of PPM America, Inc. The mutual funds for which PPM America, Inc. serves as investment adviser or sub-adviser are subject to regulation under the Securities Act and the Investment Company Act.

        PPM America, Inc. and certain of its subsidiaries are subject to various levels of regulation under the federal securities laws that the SEC administers as well as state securities laws.

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

        In 1993, in John Hancock Mutual Life Insurance Company v. Harris Trust & Savings Bank, the US Supreme Court held that a portion of the funds held under a certain type of general account annuity contract did not constitute a "guaranteed benefit policy" within the meaning of ERISA, a holding which potentially exposes insurers with similar types of contracts to the application of ERISA's fiduciary and prohibited transaction provisions in connection with the management of assets in their general accounts.

        Although no assurances can be given, Jackson National Life believes that none of its contracts are of the type to which the holding in Harris Trust would be applicable. Moreover, the Department of Labor has issued PTE 95-06 which generally exempts external, unaffiliated investment transactions from ERISA's prohibited transaction provisions. If the Harris Trust holding is applied to its contracts, Jackson

National Life would be subject to ERISA's fiduciary and prohibited transaction provisions described above.

Financial Services Regulatory and Legislative Issues

        Proposals to change the laws and regulations governing the financial institutions industry are frequently introduced in the US Congress, in the state legislatures and before the various regulatory agencies. The likelihood and timing of any proposals or legislation and the impact they might have on Jackson National Life and its subsidiaries cannot be determined at this time.

        State legislatures and/or state insurance regulatory authorities frequently enact laws and/or regulations that significantly affect insurers supervised by such authorities. Although the US federal government does not directly regulate the insurance business, federal initiatives may also have an impact on the insurance industry.

        A major issue at the state level involves the Insurance Product Regulation Compact (the "Compact"), which has already been adopted by several states and has been introduced in a number of state legislatures. The Compact was developed by the National Association of Insurance Commissioners to serve as an agreement among member states to create a more streamlined system of insurance product regulation. A principal component of the Compact is the creation of a multi-state commission governed by participating states. It is contemplated that the commission would serve as a single point of filing for life insurance and annuity products, and would establish uniform, national standards for those products. The Compact is expected to become operational only if certain criteria (based on the number of states enacting the Compact or the premium volume for life insurance, annuities, disability income and long-term care insurance of states joining the Compact) are met.

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

        The governor of Michigan has recently proposed to increase the state tax assessed on insurance companies' premiums. It is unclear at this time whether the tax increase, which is still under consideration by the Michigan state legislature, will be adopted as proposed.

        Proposed US federal legislation, the State Modernization and Regulatory Framework (the "SMART Act"), intended to streamline and modernize the state insurance regulatory framework has garnered some Congressional support. The SMART Act would require states to comply with uniform standards and resolve disputes, speed up the process of getting new products to the market and move toward a system of market-based rates, without creating a federal regulator to monitor compliance. A coalition of national insurance and banking organizations is also actively seeking introduction of US federal legislation that would allow insurance companies to obtain a federal charter as a regulatory alternative to a state charter. Prudential cannot predict whether any federal (or state) legislative initiative to change the nature or scope of the regulation of the insurance industry will be enacted into law.

        Federal and state regulators have focused on, and continue to devote substantial attention to, the mutual fund and variable annuity and insurance product industries including the broker-dealer system. As a result of publicity relating to widespread perceptions of industry abuses, including fraudulent and anticompetitive practices among insurance brokers and mutual funds, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms. In addition, the Attorney General of New York State and the New York State Insurance Department have recently launched an investigation into alleged fraud and bid rigging in the insurance industry and have compelled certain insurance companies to adopt reforms in their business practices. Jackson National Life has not, to our knowledge, been a target in the ongoing probe. It is difficult to predict at this time whether changes resulting from industry investigations and/or new laws and regulations will affect our insurance or investment management businesses, and, if so, to what degree.

Asian Supervision and Regulation

        Prudential's businesses in Asia are subject to all relevant local regulatory and supervisory schemes. These laws and regulations vary from country to country, but the regulators typically grant (or revoke) licenses and therefore control the ability to operate a business.

        The industry regulations are usually widely drawn and will include provisions governing both financial matters and the way business is conducted in general. Examples include the registration of agents, the approval of products, asset allocation, minimum capital and the basis for calculating the company's solvency and reserves and the valuation of policyholder liabilities. Regulatory authorities may also regulate affiliations with other financial institutions, shareholder structures and the injection of capital and payment of dividends. Financial statements and other returns are filed with the regulators. The regulators may also conduct physical inspections of the operations from time to time.

        A number of Asian countries require insurance companies to participate in policyholder protection schemes (i.e., contribute to a fund to support policyholders in the event of an insurance company failing).

        To date Prudential Corporation Asia has had no regulatory issues giving rise to a material impact on its results.

        For Prudential Corporation Asia's more material operations the details of the regulatory regimes are as follows:

Hong Kong

        The Insurance Companies Ordinance ("ICO") empowers a Commissioner of Insurance to establish an office for the administration of the industry including approvals for a company to conduct insurance business.

        The Hong Kong branch of Prudential Assurance is authorized to carry on both long-term business and general business under a composite license.

Japan

        The Financial Services Agency of Japan ("JFSA") regulates insurance companies and other financial institutions. The Insurance Business Division of the JFSA specifically undertakes the supervision of insurance companies. The fundamental principles of insurance regulation are set out in the Insurance Business Law.

        PCA Life Japan is licensed by and registered with the JFSA as a life insurance company.

Korea

        The Ministry of Finance and Economy of Korea set the insurance law after consultation with the Financial Supervisory Commission ("FSC"). The FSC's responsibilities include regulation of the insurance industry but it delegates to the Financial Supervisory Services ("FSS") work such as supervision, examination and direct contact with insurance companies. The detailed rules under the supervisory regulation are prepared by FSS

        PCA Life Korea is licensed by and registered with the FSC as a life insurance company

Singapore

        The Monetary Authority of Singapore ("MAS") is responsible for insurance company regulation and supervision. In order to sell insurance in Singapore, companies need to be licensed by the MAS.

        Prudential Assurance Company Singapore is registered and licensed to manufacture and sell both life and general insurance business.

Taiwan

        The Taiwanese Ministry of Finance ("MOF") is responsible for approving a company's participation in insurance activities and for regulating and supervising authorized insurers.

        PCA Life Taiwan operation is licensed for life insurance business.

Malaysia

        In Malaysia, Bank Negara is the regulatory body responsible for supervising and regulating the conduct of financial services including insurance business.

        All insurance companies must be licensed with the Ministry of Finance. In addition, they are required to be a member of the Life Insurance Association of Malaysia and/or General Insurance Association of Malaysia.

        Prudential Assurance Malaysia Berhad has a license for both life and general insurance business.

China

        Historically, the People's Bank of China were responsible for the supervision of the insurance industry but in October 1998, a new authority, China Insurance Regulatory Commission ("CIRC") was formed.

        Consistent with WTO requirements, geographic restrictions on foreign players have been eased as of December 2004, however, entry into any new province still requires approval by CIRC. Within a province the China Insurance Regulatory Bureau (CRIB) manage all insurance regulatory matters on behalf of CIRC including foreign companies application for sales office licenses within the provinces where they are already operating.

India

        Insurance is subject to federal regulation in India. The primary legislation is the Insurance Act, 1938, and the Insurance Regulatory & Development Authority Act, 1999 ("IRDA").

        The IRDA's duties include issue of certificates of registration to insurance companies and it has a mandate to protect the interests of the policy holders

Indonesia

        The insurance industry is regulated by the Insurance Directorate of the Ministry of Finance.

        The anomaly in the country's bankruptcy rules that allowed insurance companies to declared bankrupt via the commercial courts rather than by the Ministry of Finance has recently be overturned.

Future Regulatory Development

        Prudential Corporation Asia expects the regulatory regimes in Asia to continue to develop, potentially driven by, for example, consumers requiring greater degrees of product transparency and more sophisticated advice. Regulators may introduce new legislation and hence there is a risk past sales may be assessed against new compliance requirements and investment conditions. Given the size of Prudential Corporation Asia's agency force, the introduction of more complex regulation may increase the risk of compliance issues in the future.

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

Introduction

        Prudential provides a broad range of financial products and services, primarily to the retail market. The period since 2002 has been one of significant change as Prudential has positioned itself to compete internationally in an increasingly challenging global marketplace.

        In 2002, Prudential's UK Insurance Operations announced plans to establish an offshore service center in India to improve customer contact service for the UK business and achieve additional cost savings. This initiative has incurred a restructuring charge of approximately £7 million with an estimated total impact on shareholders of £2 million, with the remaining £5 million borne by the PAC long-term fund. However, the charge is expected to be offset by gross cost savings from 2006 of approximately £16 million, of which approximately £4 million per annum is expected to be attributable to shareholders. See Item 5 "—Operating and Financial Review and Prospectus—Analysis by Geographic Region—UK and Europe Insurance Operations—UK Restructurings".

        In November 2002, Prudential agreed to sell its German life insurance business (the policies for which are underwritten through a Dublin-based life insurance company) to Canada Life for £82 million. The sale was completed on January 1, 2003. In December 2003, Prudential announced the sale of Prudential Europe Management Services Limited to Capita Life and Pensions Services Ireland Limited for £16 million. As part of this transaction, a ten year third-party administration contract was put in place between Prudential and Capita Life and Pensions Services Ireland Limited to ensure continuity of administration services See Item 4, "—Information on the Company—Business of Prudential—European Business—Sale of German Business to Canada Life" and "—Sale of Prudential Europe Management Services".

        At December 31, 2002 all of Scottish Amicable Life plc's business was transferred into Prudential Assurance's long-term fund.

        In November 2003, M&G completed the outsourcing of its retail administration to International Financial Services Limited. This will ensure M&G has leading edge IT systems to support its retail operation and deliver significant cost savings.

        During 2004 and the first quarter of 2005, Prudential UK was appointed to work with major IFA groups such as Sesame, Millfield, Tenet and Burns Anderson on the design of their respective multi-tie propositions. It has also been appointed to the regulated multi-tie panels for Millfield, Burns Anderson, THINC Destini and Barclays.

        In October 2004, Prudential launched PruHealth, a UK healthcare product that links health and fitness to the cost of medical insurance. As PruHealth is not a life insurance product, its premium income is not reported as new business sales; for the first quarter of 2005, the gross written premiums were £1 million. Support for PruHealth is strong in the IFA channel and its rate of growth is accelerating. The product has been developed through a joint venture with Discovery of South Africa.

        In 2003, Prudential Corporation Asia was awarded its second life insurance business license for Beijing by the China Insurance Regulatory Commission and in August, Prudential announced the launch of its partnership in Beijing with CITIC, its joint venture partner in China. In November 2004, Prudential and CITIC were granted a life insurance license for Shanghai in addition to the existing life insurance licenses for Guangzhou, Beijing and Suzhou where operations commenced in 2000, 2003 and 2004, respectively. In the first quarter of 2005, Prudential CITIC were granted three more life insurance licenses for Dongguan, Foshan and Wuhan and in May 2005 announced that it had been awarded another license for Zhongshan. CITIC Prudential's new branches are expected to open for business in the second half of 2005. Prudential is now the only European life insurance joint venture with licenses for eight Chinese cities.

        In October 2004, JNL completed the sale of JFB to Union Bank of California for £166 million. JFB's principal area of business was banking and commercial real estate lending, which no longer aligned with JNL's strategy. Accordingly, the results of operations for JFB are reported as discontinued operations in the accompanying financial statements.

        In November 2004, Prudential announced the purchase of Life Insurance Company of Georgia for £142 million. This acquisition will double the number of JNL's in-force life and annuity policies, add scale to its operating platform and expand its distribution capability. This will enable JNL to grow its life business at a higher return and faster rate than can be achieved organically. JNL anticipates the capital provided will be returned over a period of about 5 years. The planning for the integration of the business is on track and full integration is anticipated within 12 months of closing the transaction. The purchase was completed on May 18, 2005.

        In October 2004, the Board decided to launch a 1 for 6 rights offering. The majority of the net proceeds of the rights offering (£1,021 million) will be used to provide capital to support Prudential's growth plans for the UK and to fund a potential opportunity to increase its ownership from 26% to 49% of its joint venture life insurance business with ICICI in India. The remainder of the proceeds will be used to ensure that Prudential continues to meet the parent company solvency test under the FGD that became effective from January 1, 2005. The proceeds of the rights offering have initially been invested centrally within Prudential in fixed interest securities.

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

General Economic and Market Conditions

        Since 2004, stock market prices have significantly recovered and interest rates have risen again. Despite these recent fluctuations, Prudential believes that the historical strength of the UK and US equity markets, combined with demographic factors and governmental efforts to increase individual savings and self-provision for retirement, have resulted in increased consumer focus on savings and investment products.

        In Asia, Prudential believes the potential for strong economic growth remains and that it is in a strong position to benefit from the long-term growth potential throughout the region. In 2004 Asian economies performed exceptionally well, with strong GDP growth. The composition of demand and economic activity has been shifting recently towards being more domestically driven and Prudential expects this trend to continue, resulting in less dependence on Western economies. Short interest rates are expected to continue to rise slowly as central banks balance normalizing economic policy with containing pressure for currencies to appreciate. Long bond yields are expected to climb from current levels as economic activity broadens and domestic inflation rises. Equity investments will be supported by continued economic growth and the current valuation levels. Overall, it is expected that these factors will continue to encourage investors into long term savings products.

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

        In the United States, fluctuations in prevailing interest rates, including changes in the difference between the levels of prevailing short-term and long-term rates, can affect results from Jackson National Life, which is predominantly a spread-based business with the majority of its assets invested in fixed income securities. Changes in interest rates, either upward or downward, can expose Jackson National Life to the risk of not earning anticipated spreads between the rate earned on investments and the rate credited on its policies. For example, if interest rates go up and/or competitors offer higher crediting rates, withdrawals on annuity contracts may increase as policyholders seek higher investment returns elsewhere. In response, Jackson National Life could (1) raise its crediting rates to stem withdrawals, decreasing its spread; (2) sell assets which may have depressed values in a high interest rate environment, creating realized investment losses; or (3) pay out existing cash which would otherwise have earned interest at the higher interest rates. Moreover, to the extent that Jackson National Life holds illiquid private placements and commercial mortgages, there is a risk that it will incur losses if it needs to sell those assets. Conversely, if interest rates decrease, withdrawals from annuity contracts may decrease relative to original expectations, creating more cash than expected to be invested at lower rates. Jackson National Life may have the ability to lower the rates it credits to policyholders as a result, but may be forced to maintain crediting rates for competitive reasons or because there exist minimum interest rate guarantees in certain contracts. In either case, the spread earned by Jackson National Life would be lowered.

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

Government Policy and Legislation

        Changes in government policy or legislation applying to companies in the financial services and insurance industries in any of the jurisdictions in which Prudential operates, particularly in the United Kingdom, the United States and Asia, may adversely affect the result of its operations. These include possible changes in the tax treatment of financial products and services, government pension arrangements and policies, the regulation of selling practices and solvency standards. These changes may affect Prudential's existing and future business by, for example, causing customers to cancel existing policies, requiring Prudential to change its range of products and services, redesign its technology or other systems, retrain staff, pay increased tax or incur other costs.

Regulation

        In recent years, the insurance sectors in the markets in which Prudential operates have faced increased scrutiny. In 1997, Prudential was publicly criticized by its UK regulators for its treatment of pension mis-selling during the period from 1988 to 1994 and for failures to adequately monitor and train its salesforce. In 2001, a fine of £650,000 was levied by the Personal Investment Authority on Prudential, following an inspection in 1999 of Prudential's Phase 1 procedures, which revealed instances of delay in making payments of redress and of deficiencies in its record keeping. Pension mis-selling is discussed in more detail under Item 4, "Information on the Company—Business of Prudential—UK and Europe Business—Compliance—Pension Mis-selling". In March 2003, the FSA levied a fine of £750,000 on Prudential for the mis-selling of mortgage endowment policies by Scottish Amicable during the period from January 1999 to February 2001. Mortgage endowment mis-selling and regulatory actions taken by the FSA to address the issue are discussed in more detail under Item 4, "Information on the Company—Business of Prudential—UK and Europe Business—Compliance—Mortgage Endowment Products Review".

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

Long-term Business Provision

        At December 31, 2004, the long-term business provision represented 60% of Prudential's total liabilities. These liabilities predominantly relate to with-profits and other protection type policies. These liabilities are estimated using actuarial methods based on assumptions relating to premiums, interest rates, investment returns, expenses, mortality and surrenders.

UK insurance operations

        The overwhelming majority of the liabilities for business in-force of UK insurance operations are held by Prudential Assurance Company and its subsidiaries Prudential Annuities Limited and Prudential Retirement Income Limited. The key features of the liabilities of these companies are as follows:

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

        The assumptions to which the estimation of the long-term business provision is particularly sensitive are the interest rate used to discount the provision and the assumed future mortality experience of policyholders. The net premium reserves are calculated using assumptions for interest, mortality, morbidity and expense but without assumptions for withdrawals. These assumptions are determined as prudent best estimates at the date of valuation. Interest rates used in establishing policyholder benefit provisions for conventional with-profits policies in the consolidated financial statements range from 3.0% to 5.0%. There have been no significant changes to key assumptions.

Pension Annuities

        The interest rates used in establishing policyholder benefit provisions for pension annuities in the course of payment are adjusted each year and ranged from 1.5% to 5.0% at December 31, 2004, 2.0% to 5.1% for 2003, and 2.4% to 5.4% for 2002. Mortality rates used in establishing policyholder benefit provisions are based on published mortality tables adjusted to reflect actual experience. For 2004, the only other noteworthy change of assumptions was with respect to mortality, where the shape of the set of assumptions was changed as part of the regular monitoring of mortality developments.

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

        For PAC business the calculation is based on a valuation under which no future reversionary bonuses are added to the guaranteed liabilities existing at the valuation date. The provision is then calculated as the present value of future policyholder benefits plus the present value of future expenses. Regular partial withdrawals are allowed for in the calculation.

        An addition is made in respect of future premiums if this produces a higher provision. The assumptions to which the estimation of the long-term business provision is particularly sensitive are the interest rate used to discount the provision, the assumed future per policy expenses and the assumed future mortality experience of policyholders.

        For PAC business, the provision is taken as the lower of:

  •
  the accumulated fund or the value at the bid price of the notional number of units allocated to policyholders, in both cases excluding final bonuses, and

  •
  the surrender or transfer of value which, having regard to the duty to treat customers fairly, would be payable at the valuation date, or,

  •
  if greater, the value of the guaranteed liabilities excluding final bonuses calculated on a gross premium bonus reserve method.

        For the purpose of calculating the liability using the bonus reserve method, the assumed interest rates range from 2.5% to 5.0% at December 31, 2004, and from 3.0% to 5.0% at both December 31, 2003 and December 31, 2002, while future reversionary bonuses are assumed to fall immediately from current levels to zero. For unitized with-profits policies, the policyholder benefit provisions are based on the policyholder account balance. There have been no significant changes of assumptions for accumulating with-profit business.

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

Asian Operations

        The future policyholder benefit provisions for Asian businesses are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with UK GAAP. For the Hong Kong business, which is a branch of the Prudential Assurance Company, and the Singapore and Malaysian operations the valuation principles and sensitivities to changes of assumptions of conventional with-profits and other protection-type policies are similar to those described above for equivalent products written by the UK operations. For Hong Kong business the interest rate has reduced to 3.4% at December 31, 2004 from 3.6% at December 31, 2003 and from 3.75% at December 31, 2002 for traditional business and to between 2.5% and 2.9% at December 31, 2004 from 3.25% at December 31, 2003 and from 3.75% at December 31, 2002 for accumulating with-profits assurances. For Singapore and Malaysia there have been no significant changes of assumption. Interest rates of 3.5% to 4.0% in Singapore and 4.0% in Malaysia have been used in accordance with local regulations.

        For Asian operations in countries where local GAAP is not well established and in which the business written is primarily non-participating and linked business, US GAAP is used as the most appropriate proxy to local GAAP. The future policyholder benefit provisions for non-linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claim expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business. As with the other Asian operations mentioned above, the assumptions to which the future policyholder benefit provisions are most sensitive are the interest rate used to discount the liabilities and the future mortality and morbidity experience of policyholders. In Taiwan, interest rates range from 1.4% to 7.0% at December 31, 2004 and from 1.5% to 6.5% at December 31, 2003. In Japan, they range from 0.9% to 1.3% at December 31, 2004 and from 0.9% to 1.6% at December 31, 2003.

Fair Value of Assets

        Equity securities are carried at fair value. Debt and other fixed income securities are carried at fair value, except for those held by Jackson National Life which, subject to provision for permanent diminution in value, are carried at amortized cost. Fair value is based on quoted market prices for listed securities and on quotations provided by external fund managers, brokers, independent pricing services or values determined by the directors for unlisted securities. Where third party information is not available, the Group performs alternative valuation techniques, including discounted cash flow analysis, option-adjusted spread models, and enterprise valuation.

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

Deferred Acquisition Costs

        In common with other insurers, Prudential incurs significant costs in connection with acquiring new insurance business. These costs, which vary with and are primarily related to the production of new business, are capitalized and amortized against margins in future revenues on the related insurance policies. The recoverability of the asset is measured and the asset is deemed impaired if the projected future margins are less than the carrying value of the asset. Assumptions are made as to whether certain costs should be deferred or not and whether they will be offset by future margins on the policies. To the extent that the actual future margins differ from those anticipated, then an adjustment to the carrying value of the deferred acquisition cost asset will be necessary.

        The deferral and amortization of deferred acquisition costs is of most relevance to the Group's reported profits for shareholder financed long-term business operations, principally Jackson National Life in the United States. In 2004, the amortization of deferred acquisition costs were at expected levels. Equity market performance in 2003 improved expected profits on variable annuity lines and resulted in a £69 million ($112 million) lower amortization charge than 2002. In 2002, for Jackson National Life, poor equity market performance lowered future expected profits on the variable annuity line through lower fee income and an increased provision for future guaranteed minimum death benefit claims. As a result, the deferred acquisition cost asset associated with the variable annuities became impaired. No such deferred acquisition cost asset impairments were recorded in 2004 or 2003 due to improved equity market performance. However, further impairments or accelerated amortization of this deferred acquisition cost asset may result if future equity market returns are below assumed levels.

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

        Deferred tax assets are recognized to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. The UK taxation regime applies separate rules to trading and capital profits and losses. The distinction between timing differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets under FRS 19. Accordingly, for the 2004 results and balance sheet position at December 31, 2004, the possible tax benefit of approximately £430 million, which may arise from capital losses valued at approximately £1.7 billion, is sufficiently uncertain that it has not been recognized. In addition, a potential deferred tax asset of £114 million, which may arise from trading losses of approximately £408 million, is sufficiently uncertain that it has not been recognized. With regard to £100 million of the asset, the trading losses would be recoverable only if there were sufficient future trading profits in the jurisdictions where the losses have arisen. The balance is dependent upon the outcome of a case before the European Court of Justice regarding group relief claims in connection with European subsidiaries.

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

Profits Recognition

        As outlined in "—Analysis by Geographic Region—United Kingdom—Basis of Profits" below, Prudential's results include an annual profit distribution to shareholders from long-term with-profits funds that represents an amount of up to one-ninth of the value of that year's bonus declarations to policyholders. The distribution corresponds directly to the post-tax modified statutory basis profit for with-profits business. The boards of directors of the subsidiary companies that have with-profits operations, using actuarial advice, determine the amount of annual and final bonuses to be declared each year on each group of contracts. More detail on Prudential's bonus policy is set out in "—Analysis by Geographic Region—United Kingdom—Basis of Profits".

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

International Financial Reporting Standards and Discretionary Changes

Background

        The European Union ("EU") requires that all listed European groups prepare their financial statements in accordance with EU approved International Financial Reporting Standards ("IFRS") from January 1, 2005. For Prudential, the IFRS basis of reporting will replace the current UK GAAP Modified Statutory Basis of reporting. In common with other major groups, Prudential has a well-developed programme to implement the necessary changes.

        The Group will report interim 2005 IFRS basis results in July. However, Prudential recognizes that the market will need time to become familiar with the changes and their impact on the presentation of the financial statements, therefore the Group published selected comparative full-year 2004 IFRS basis results on the basis of selected financial information on June 2, 2005. For the avoidance of doubt neither the information contained in the June 2, 2005 announcement nor the information contained in this document constitutes IFRS financial statements.

IASB and EU developments on technical requirements

        The International Accounting Standards Board ("IASB") has now, with some exceptions, completed its deliberations, and fully issued all of the standards to constitute the stable platform for 2005 reporting. New standards issued from April 1, 2005 are called IFRS whilst those issued prior to this date (including those amended subsequently under the IASB's improvement project) are referred to as International Accounting Standards ("IAS").

        Substantially all of these standards have been subjected to a process of review under EU auspices, recommended for approval by the EU's Accounting Regulatory Committee, and then formally approved.

        The IASB is continuing to consider the restrictions that should apply under IAS 39 "Financial Instruments: Recognition and Measurement" ("IAS 39") to companies' ability to record the fair value movements on assets and liabilities to the profit and loss account. The IASB's continued consideration of these issues reflects concern expressed by some European institutions at the current version of the standard.

Application of IFRS to Prudential and Effects of Other Accounting Changes

        The description that follows contains extracts and explanations based on the Group's recent publication of selected IFRS financial information announced on June 2, 2005. Due to the continuing work of the IASB and possible amendments to the interpretive guidance, the Group's accounting policies, and consequently the information presented, may change prior to the publication of the first IFRS results in July 2005 and/or the 2005 full year results to be published in mid March 2006.

        In recognition of the difficulties for the banking sector in retrospectively applying IAS 32 "Financial Instruments: Disclosure and Presentation" ("IAS 32") and IAS 39 on financial instruments, the IASB has permitted application of these standards from January 1, 2005. This is also permitted for IFRS 4 "Insurance Contracts" ("IFRS 4") on insurance contracts. For Prudential, application of IAS 32 to IAS 39 for its banking subsidiary, Egg plc, for 2004 would have given rise to results that are not representative of the approach it intends to apply for hedge accounting from January 1, 2005. The Group has therefore chosen to utilize the IFRS 1 option to adopt these standards from January 1, 2005. The selected IFRS financial information presented below has been prepared on this basis.

        In addition to changes necessitated by the adoption of IFRS, Prudential has chosen to make a discretionary change to the basis of determining long-term investment returns included in operating profits for fixed income securities. The purpose of this change is to reflect longer-term returns rather than a 5 year averaged credit experience currently used. The impact of this change is included in the information presented below. The presentation of operating profit based on longer-term investment returns, although currently a 'GAAP measure' under UK GAAP, may be considered to be a 'non-GAAP measure' in future periods under IFRS. This may affect the way Prudential presents financial information in future reports.

        The application of IAS 32, IAS 39 and IFRS 4 to Prudential's insurance operations (particularly JNL), however, has a material impact on IFRS reported results. The Group recognizes the importance of providing information that is indicative of the basis of reporting to be applied for 2005 for these operations. Accordingly, a description of the estimated impact of applying IAS 32, IAS 39 and IFRS 4 has been included. In addition, the Group discloses below the transitional impact of applying these three standards to shareholders' equity as at January 1, 2005.

The summary impact of applying IFRS basis reporting (excluding IAS 32, IAS 39 and IFRS 4) and discretionary presentation changes for longer-term investment returns is as follows:

        The adoption of IFRS and the discretionary change to the presentation of investment returns for the Group's shareholder backed non-participating business give rise to the following summary impact on full year 2004 IFRS basis results.

IFRS Basis Results

Year ended December 31, 2004	Previously published (UK GAAP)(1)	Discretionary change for long-term investment returns(3)	Required change to statutory IFRS	Statutory IFRS(2)
	£m	£m	£m	£m
Operating profit based on longer-term investment returns, before amortization of goodwill and shareholder tax of continuing operations:
JNL	196	100	—	296
Other operations	427	(9)	(6)	412

Total(3)	623	91	(6)	708

Representing:
IFRS basis results before discretionary change for longer-term investment returns				617
Effect of discretionary change of policy for longer-term investment returns				91
IFRS basis results after discretionary change for longer-term investment returns				708

Total profit, including actual investment return, before shareholders' tax*(4) of continuing operations	758	—	92	850

Shareholders' Equity (capital and reserves)
As at December 31, 2004	4,281	—	209	4,490

(1)
Figures shown for 'previously published' relate to continuing operations and exclude amounts attached to discontinued activities, including Egg's Funds Direct operations

(2)
References in the table above to 'Statutory IFRS' reflect the Group's adoption of all IFRS standards other than IAS 32, IAS 39 and IFRS 4, for the 2004 comparative results to be included in the Group's 2005 statutory basis financial statements, in so far as they affect the selected financial information. For the avoidance of doubt the statutory IFRS results do not represent the

  Company's statutory accounts, nor have they been extracted from statutory IFRS accounts. Figures in the "Statutory IFRS" column also reflect the effect of Prudential's discretionary charge for longer-term investment returns, which is discussed further in Note 3.

(3)
References to operating profit, based on longer-term investment returns, before shareholders' tax, reflect the continuation of the Group's approach to providing an analysis of results that demonstrates underlying performance i.e. excluding short-term volatility in investment returns. Profits determined on this basis are provided as an additional analysis of the results to be included in the Group's income statement and reflect the long-standing convention previously advocated for UK insurers by the Statement of Recommended Practice issued by the Association of British Insurers.

In determining the statutory IFRS basis operating results based on longer-term investment returns, the basis of determining the longer-term investment returns has been refined. Previously for fixed income securities of JNL and other non-participating shareholder backed businesses of the Group, the basis for determining longer-term returns was estimated by recognizing realized gains and losses on a five-year averaged basis. For future reporting under IFRS and restated 2004 IFRS basis results this has been replaced with a combination of an annualized charge for long-term expected default experience and amortization of interest related realized gains and losses to the period when the sold securities would have otherwise matured.

The change more closely reflects the longer-term nature of the credit cycle and refines the impact of realisations that are unrelated to defaults and impairments. Prudential believes that the presentation of operating profits based on longer-term investment returns better reflects the Group's underlying performance.

(4)
References to operating profit and total profit before shareholder tax reflect the continued presentation as additional information of tax attributable to with-profits funds and unit linked policyholders as a charge deducted in the determination of pre-shareholder tax results. In determining the allocation of tax charges between those attributable to with-profits funds, unit-linked policyholders and shareholders, a methodology consistent with that previously appropriate under UK GAAP (modified statutory basis) reporting has been applied.

        Technically under IFRS, which does not recognize the distinction between taxes attributable to these different participants, total formal IFRS pre-tax profit is required to be recorded in the income statement before deduction of all taxes. In determining such pre-tax profits, transfers to and from unallocated surplus of with-profits funds are taken into account. These transfers are themselves a function of the tax borne by with-profits funds. The total profit before tax on an IFRS basis is not representative of profit before taxes attributable to shareholders.

        In order to provide pre-tax results that are relevant from a shareholder perspective, the Group has elected to provide additional analysis in its financial statements of the profits before shareholder tax, but after deduction of policyholder tax.

The impact on operating profit, based on longer-term investment returns, before shareholder tax (by business unit) of applying IFRS basis reporting (excluding IAS 32, IAS 39 and IFRS 4) and discretionary presentation changes for longer-term investment returns is as follows:

A summary of the changes to operating profit, based on longer-term investment returns, before shareholder tax for continuing operations is shown below:

	Previously published*(1)	Discretionary change for longer-term investment returns	Required change to statutory IFRS	Statutory IFRS*(2)
	£m	£m	£m	£m
UK and Europe operations
Insurance operations	305	0	0	305
M&G (note a)	136	0	0	136
Egg (note b)	63	0	(2)	61

Total	504	0	(2)	502

US operations
JNL (note c)	196	100	0	296
Broker dealer and fund management	(14)	0	0	(14)

Total	182	100	0	282

Asian operations (note d)
Long-term business	126	(9)	0	117
Fund Management	19	0	0	19
Development Expenses	(15)	0	0	(15)

Total	130	(9)	0	121

Other income and expenditure
Interest payable on core structural borrowings	(154)	0	0	(154)
Other (note e)	(39)	0	(4)	(43)

Total	(193)	0	(4)	(197)

Total continuing operations (note f)	623	91	(6)	708

Representing:
IFRS basis results before discretionary change for longer-term investment returns				617
Effect of discretionary change of policy for longer-term investment returns				91
IFRS basis results after discretionary change for longer-term investment returns				708

*(1)
Figures shown for 'previously published' relate to continuing operations and exclude amounts attached to discontinued activities, including Egg's Funds Direct operations

*(2)
References in the table above to 'Statutory IFRS' reflect the Group's adoption of all IFRS standards other than IAS 32, IAS 39 and IFRS 4, for the 2004 comparative results to be included in the Group's 2005 statutory basis financial statements, in so far as they affect the selected financial information included in this summary. For the avoidance of doubt the statutory IFRS results do not represent the Company's statutory accounts, nor have they been extracted from statutory IFRS accounts. Figures in the statutory IFRS column also reflect the effect of Prudential's discretionary charge for longer-term investment returns.

Notes on changes to operating results, based on longer-term investment returns, of continuing operations:

(a)    M&G

        For M&G, the zero change reflects the effect of applying IAS 19 "Employee Benefits" ("IAS 19") for the M&G pension scheme (£(1) million) offset by the altered measurement of acquisition costs and front-end charges for external investment management business (£1 million) under IAS 18 "Revenue" ("IAS 18").

(b)    Egg

        Operating profit, as previously published, of £63 million is shown after adjusting for the losses of £20 million attaching to the now discontinued Funds Direct business.

        The statutory IFRS changes to the 2004 comparative results for Egg reflect only those adjustments arising from IFRS standards other than from IAS 32 and IAS 39. £(3) million of the change of £(2) million arises from the application of IFRS 2 to share based payment in respect of shares in Egg plc.

(c)    JNL

        The discretionary change to reflect the altered basis of recognition of longer-term investment return is unrelated to the requirements of IFRS. The change primarily affects the operating result of JNL as follows:

Previously published basis:	£m
Averaged losses on fixed income securities	(102)
Statutory IFRS	£m
Longer-term default assumption	(47)
Amortization of interest related realized gains and losses	45

(2)

Net Change	£m
Gross change	110
Change to related amortization of acquisition costs	(10)

100

        The change of £100 million results from Prudential's decision to replace the prior methodology for estimating longer-term returns by recognizing realized gains and losses (including the exceptional default losses experienced in 2001 and 2002) with a default assumption that reflects longer-term expectations, based on historical precedent. The longer-term default provision has been calibrated on a basis consistent with published rating agency risk margin analyses and is reflective of the credit quality of individual investments held in the JNL portfolio.

        There are no significant changes to JNL's operating results for IFRS changes. The accounting basis applied previously to JNL's contracts aligns very closely to that required under IFRS.

(d)    Asian operations

        With the exception of the altered basis of determining longer-term returns, there is no change to operating profit for Asian operations. Virtually all insurance contracts of the Group's Asian Operations continue to be accounted for under UK GAAP as they are technically classified as insurance rather than investment contracts under IFRS 4.

(e)    Other income and expenditure

        The change of £(4) million comprises:

£m
Shareholders' share of pension costs not allocated to business operations	(3)
In respect of share based payments	(1)

(4)

(f)    Estimated impact if IAS 32, IAS 39 and IFRS 4 had been adopted at January 1, 2004 for the Group's insurance operations

        If the IASB had not permitted the adoption of IAS 32, IAS 39, and IFRS 4 from January 1, 2005, it is estimated that operating profit for the period relating to the Group's insurance operations would have been £9 million lower. This reduction relates to the application of IAS 39 and IFRS 4 to unit-linked contracts that are classified as investment contracts under IFRS 4 within the Group's UK and Europe operations. The impact on operating profit of adopting IAS 32, IAS 39 and IFRS 4 at January 1, 2004 for the Group's non-insurance operations has not been identified. Further details on the impact of adopting these standards is provided below in the section describing the impact on transition.

The impact on total profit before shareholder tax, including actual investment returns (of continuing operations) of applying IFRS basis reporting (excluding IAS 32, IAS 39 and IFRS 4) is as follows:

A summary of changes to total profit before shareholder tax, including actual investment returns, of continuing operations is shown below:

	Previously published (UK GAAP)*(1)	Discretionary change for longer-term investment returns	Required change to statutory IFRS	Statutory IFRS*(2)
	£m	£m	£m	£m
Operating profit, based on longer-term investment returns, before shareholder tax	623	91	(6)	708
Representing:
IFRS basis results before discretionary change for longer-term investment returns				617
Effect of discretionary change of policy for longer-term investment returns				91
IFRS basis results after discretionary change for longer-term investment returns				708
Amortization of goodwill (note a)	(94)	—	94	—
Short-term fluctuations in investment returns (note b)	229	(91)	11	149
Shareholders' share of actuarial gains and losses on defined benefit pension schemes (note c)	—	—	(7)	(7)

Total profit including actual investment returns, before shareholder tax of continuing operations (note d)	758	—	92	850

*(1)
Figures shown for 'previously published' relate to continuing operations and exclude amounts attached to discontinued activities, including Egg's Funds Direct operations

*(2)
References in the table above to 'Statutory IFRS' reflect the Group's adoption of all IFRS standards other than IAS 32, IAS 39 and IFRS 4, for the 2004 comparative results to be included in the Group's 2005 statutory basis financial statements, in so far as they affect the selected financial information. For the avoidance of doubt the statutory IFRS results do not represent the Company's statutory accounts, nor have they been extracted from statutory IFRS accounts.

Notes on changes to total profit before shareholder tax of continuing operations

(a)    Amortization of goodwill

        Subject to annual impairment testing, goodwill is not amortized under IFRS.

(b)    Short-term fluctuations in investment returns

        The discretionary change of £(91) million reflects the revised basis of determining longer-term returns, as discussed previously. The £11 million change to statutory IFRS principally reflects the share of profits of property and venture fund investment subsidiaries, held by the PAC with-profits fund, that are attributable to minority interests.

(c)    Shareholders' share of actuarial gains and losses on defined benefit pension schemes

        The actuarial gains and losses comprise the effect of short-term fluctuations in investment returns on scheme assets, and the effect of changes in actuarial assumptions, after deduction of the proportion absorbed by the PAC with-profit fund. Due to IFRS requirements, as they apply to the share of actuarial gains and losses absorbed by with-profit funds, the Group's policy is to record all actuarial gains and losses in the income statement.

(d)    Estimated impact if IAS 32, IAS 39 and IFRS 4 had been adopted at January 1, 2004 for the Group's insurance operations

        If the IASB had not permitted the adoption of IAS 32, IAS 39, and IFRS 4 from January 1, 2005, total profit for the period relating to the Group's insurance operations would have been £135 million higher. The £135 million uplift comprises a reduction in operating profit of £9 million to £699 million (as previously described) and an increase of £144 million to £293 million in short-term fluctuations in investment returns resulting in a revised total profit of £985 million. The £144 million change to short term fluctuations arises from the market valuation of derivatives used for economic hedging purposes by JNL. The Group has not generally sought to hedge account for JNL's derivatives and as result value movements on these derivatives will be included in the income statement from January 1, 2005. The impact on total profit of adopting IAS 32, IAS 39 and IFRS 4 at January 1, 2004 for the Group's non-insurance operations has not been identified. Further details on the impact of adopting these standards is provided below in the section describing the impact on transition.

The impact on shareholders' equity of applying IFRS basis reporting (excluding IAS 32, IAS 39 and IFRS 4) is as follows:

        A summary of changes to shareholders' equity at December 31, 2004 is shown below:

		£m
Previously published under UK GAAP		4,281
Changes to statutory IFRS
•	Timing difference on recognition of accrued final dividend (note a)	253
•	Shareholders' share of deficits (net of tax) of UK defined benefit pension schemes (note b)	(115)
•	Goodwill (note c)	94
•	Other items (note d)	(23)
		209

Statutory IFRS basis shareholders' funds at December 31, 2004*		4,490

*
References in the table above to 'Statutory IFRS' reflect the Group's adoption of all IFRS standards other than IAS 32, IAS 39 and IFRS 4, for the 2004 comparative results to be included in the Group's 2005 statutory basis financial statements, in so far as they affect the selected financial information. For the avoidance of doubt the statutory IFRS results do not represent the Company's statutory accounts, nor have they been extracted from statutory IFRS accounts.

Notes on changes to shareholders' equity (capital and reserves)

(a)    Timing difference on recognition of accrued final dividend

        Under IFRS, dividends declared after the balance sheet date of the reporting period are recognized for accounting purposes in the period of declaration.

(b)    Shareholders' share of deficits (net of tax) of UK defined benefit pensions schemes

        Under IAS 19 provision for pension scheme deficits is required on a basis similar to that previously shown in the 2004 Annual Report as memorandum disclosure under FRS 17. The deficits of the schemes reflect the difference between the market value of the assets of the schemes and projected liabilities for future cash flows discounted at an AA graded corporate bond rate. The total deficits have been apportioned, on a basis that reflects the activity of the members of the schemes, between the PAC with-profit fund and shareholders' funds. After deduction of attaching deferred tax the net effect is to reduce the unallocated surplus of the PAC with-profit fund at December 31, 2004 by £472 million. Shareholders' funds are reduced by £115 million.

(c)    Goodwill

        The charge for goodwill reflects the fact, subject to annual impairment testing, that goodwill is not amortized from the date of adoption of IFRS.

(d)    Other items

        Of the deduction of £23 million, £27 million relates to Prudential shares owned by unit trusts that are consolidated under IFRS. These shares are accounted for as Treasury shares and hence deducted from shareholders' equity rather than being recorded as assets.

The adjustment on transition to IAS 32, IAS 39 and IFRS 4 is as follows:

        On formal adoption of IAS 32, IAS 39 and IFRS 4 at January 1, 2005 for the Group's insurance and other operations, the Group's IFRS basis results will incorporate a transitional adjustment to shareholders' equity. The changes are as follows:

	Previously published	Statutory* IFRS
	£m	£m
Shareholders' equity attributable to holders of Prudential plc at December 31, 2004	4,281	4,490
Transition adjustments:
Insurance operations (note a)	N/A	261

	N/A	4,751
Banking and other non-insurance operations (note b)	N/A	(25)

Shareholders' equity attributable to holders of Prudential plc at 1 January 2005	4,281	4,726

*
References in the table above to 'Statutory IFRS' reflect the Group's adoption of all IFRS standards other than IAS 32, IAS 39 and IFRS 4, for the 2004 comparative results to be included in the Group's 2005 statutory basis financial statements, in so far as they affect the selected financial information. For the avoidance of doubt the statutory IFRS results do not represent the Company's statutory accounts, nor have they been extracted from statutory IFRS accounts.

  Notes on transition adjustments

(a)    Insurance operations

        The transition adjustment for insurance operations shown above predominantly relates to the altered valuation bases of JNL's derivatives and fixed income securities.

        On application of IAS 39, movements in the fair value of financial instruments are recorded in either the income statement or directly to shareholder reserves in the balance sheet, depending upon the designation and the impact of hedge accounting rules. Derivative instruments are generally also carried at fair value with movements in value being recorded in the income statement. Hedge accounting, whereby value movements on derivatives and hedged items are recorded together in the performance statements, is permissible only if certain hedge effectiveness criteria are met.

        Currently, under UK GAAP the fixed income securities of JNL are, unless impaired, accounted for at amortized cost with derivatives similarly treated. In applying IFRS the Group has decided to account for JNL's fixed income securities on an "available for sale" basis whereby the fixed income securities are accounted for at fair value with movements in that fair value being recorded in shareholders' reserves rather than the income statement. In this respect, the treatment is the same as applied by many US insurers under US GAAP. Value movements for JNL's derivatives will however be booked in the income statement as required by IAS 39.

        For derivative instruments of JNL, Prudential has carefully considered whether it is appropriate to undertake the necessary operational changes to apply hedge accounting in order to achieve matching of value movements in hedging instruments and hedged items in the performance statements. In reaching the decision not to do so a number of factors were particularly relevant. These are:

  •
  IAS39 hedging criteria have been designed primarily for instruments that are assessable as financial instruments that are either standalone or separable from host contracts, rather than, for example, duration characteristics of insurance contracts;

  •
  The stringent requirements under IAS 39 of ensuring hedge effectiveness at the level of individual hedge transactions for specific transactions;

  •
  The difficulties in applying the macro hedge provisions under IAS 39 (which are more suited to banking arrangements) to JNL's derivative book;

  •
  The complexity of asset and liability matching of US life insurers such as those with JNL's product range; and finally

  •
  Whether it is possible or desirable, without an unacceptable level of costs and restraint on commercial activity, to achieve the accounting hedge effectiveness required under IAS 39.

        In this regard, the issues surrounding IAS 39 application are very similar to those considered by other US life insurers when SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" was first applied for US GAAP reporting. Taking account of these considerations, Prudential has decided that, except for certain minor categories of derivatives, it is not sensible to seek to achieve hedge accounting under IAS 39 by completely re-configuring the structure of JNL's derivative book. As a result of this decision the total income statement result will be more volatile as the movements in value of JNL's derivatives will be reflected within it. This is despite the fact that JNL's derivative activity achieves a high level of economic hedge effectiveness.

        After partially offsetting 'shadow' accounting changes in the balance sheet and shareholder reserves for deferred acquisition costs and related deferred tax, the altered valuation basis gives rise to an increase in shareholders' equity of £273 million. The movement in this unrealized appreciation from period to period primarily reflects the impact of changes of market interest rates and risk premium. In future, IFRS shareholders' funds are likely to be more volatile for this feature.

        Partially offsetting the uplift on transition described above, a deduction of £12 million to shareholders' funds was made. This primarily relates to the application of IAS 39 and IFRS 4 to those unit-linked contracts in the Group's UK and Europe insurance operations that are classified as investment contracts under IFRS 4. Under the changed basis of classification:

  •
  Sterling reserves are no longer recognized;

  •
  Acquisition costs that are deferrable are restricted to incremental costs; and

  •
  Deferrable acquisition costs, front-end charges and actuarial funding are amortized in line with service provision.

        It should be emphasized that the IFRS changes to profit recognition for these contracts merely impact the timing of profit recognition. Cash flow in any particular period from these contracts, as they mature and regulatory basis surpluses emerge, will be unaffected, as is the aggregate profit for the contracts over their life. The impact of the changes on the result in any given period depends upon the level of deferred acquisition costs under previous (UK GAAP) and revised (IFRS) basis. In general under IFRS, it is expected that, with a growing book of unit-linked business, emergence of profit will be delayed.

        Guaranteed Investment Contracts ("GIC's") of Jackson National Life and a very small number of contracts in the Asian operations are also subject to measurement change under IAS 39. The current measurement approach for GIC's is though almost the same as the amortized cost approach being applied under IFRS. The changes to the Asia contracts are immaterial in their financial effect.

        On presentational effects, under IAS 39, premiums and claims on these UK unit-linked contracts, GIC's, and minor Asian contracts will be recorded as movements on contract liabilities in the balance sheet. Although profit does not alter for this change, the presentation in the Group's income statement is affected so that premium income and the charge for claims and surrenders are reduced. In this regard the change is similar conceptually to that required under deposit accounting as applied under US GAAP.

        It should be noted that the IFRS 4 rules are very different from those under US GAAP as to the category of policies that are classified as "investment contracts". Most of the Group's contracts that would be classified as investment contracts under US GAAP will continue to be accounted for under IFRS as either insurance contracts, or investment contracts with discretionary participating features, with the facility to continue to account under IFRS on a UK GAAP basis (the MSB method of reporting).

        For all other insurance contracts of UK and Europe operations the basis of measurement of assets and liabilities continues to be applied as under UK GAAP until the IASB introduces a comprehensive (Phase 2) standard.

        It should be noted however that, by the UK insurance industry's adoption of the requirements of FRS 27, UK GAAP for with-profit contracts of UK life funds will alter to reflect the FSA realistic reporting regime. The change essentially alters the basis of providing for future bonuses on, and valuing guarantee features of, with-profit contracts. In turn this affects the residual amount that has yet to be allocated between policyholders and shareholders (the Fund for Future Appropriations). The estimated impact on the 2004 year end position is shown on page 138. Profit recognition for this business on the UK GAAP and IFRS bases though will continue to reflect the company's 10% interest in the actuarially determined surplus for distribution.

(b)    Banking and non-insurance operations

        The transition adjustment for banking and non-insurance operations of £(25) million relates to the Group's share of Egg's transitional adjustment and the difference between fair value and amortized cost in relation to certain derivatives held by the Group's non-insurance operations.

        On application of IAS 32 and IAS 39 Egg has designated its wholesale assets as Available-for-Sale, holding them at fair value with unrealized gains and losses reflected directly in equity. Liabilities are measured at amortized cost with no effect compared to UK GAAP, except where set-up fees had been previously expensed but will, under IFRS, be capitalized and amortized.

        Derivatives are the only products for which changes in fair value will affect the total result for the reporting period. However, for interest rate swaps that economically hedge fixed rate personal loans by matching them against the variable rate savings book, Egg will apply portfolio cash flow hedge accounting under IAS 39. Changes in the fair value of these hedges will be recorded directly in equity in the balance sheet and not the income statement.

Overview of Consolidated Results

Introduction

        Prudential has built strong positions in the United kingdom, the United States and Asia, three of the most attractive savings markets in the world. In 2004, each of its three regional insurance businesses delivered double-digit growth in sales and profits.

        Prudential achieved these results by adopting a disciplined approach to investment and growth, allocating capital to those businesses that deliver sustainable high returns. At the same time, Prudential managed its risks by maintaining a diversified portfolio of businesses across its chosen markets, principally in the UK, the US and Asia, including several mature cash generators, as well as attractive newer businesses which require investment.

        The following table shows Prudential's UK GAAP consolidated total profit on ordinary activities on the modified statutory basis for the periods indicated.

	Year Ended December 31,
	2004	2003	2002
	(In £ Millions)
Operating profit (based on long-term investment returns) before amortization of goodwill and tax from continuing operations(1)
UK and Europe Operations	484	394	470
US Operations	182	140	131
Asian Operations	130	71	62
Other income and expenditure	(193)	(181)	(189)

Total continuing operations	603	424	474
Discontinued UK banking operation	(37)	(89)	(47)
Discontinued US banking operation	17	22	22

Operating profit (based on long-term investment returns) before amortization of goodwill and tax	583	357	449
Amortization of goodwill	(97)	(98)	(98)
Short-term fluctuations in investment returns	229	91	(205)
Profit on business disposals	48	—	355
Egg France closure cost	(113)	—	—

Profit on ordinary activities before tax	650	350	501

Tax on profit on ordinary activities
Tax on operating profit before amortization of goodwill	(177)	(106)	(120)
Tax on items excluded from operating profit before amortization of goodwill	(55)	(38)	78

Tax on profit on ordinary activities	(232)	(144)	(42)

Profit on ordinary activities after tax before minority interests	418	206	459
Minority interests	10	2	9

Profit on ordinary activities after tax and minority interests	428	208	468

(1)
For the purposes of this report, operating profit is based on long-term investment returns before amortization of goodwill and tax. See Note 5 of the notes to Prudential's consolidated financial statements for a description of the basis.

        The Group's reportable business segments are based on the organizational structure used by the directors for making operating and investment decisions and for assessing performance and are as follows: UK and Europe Insurance operations, M&G and Egg, which are all located in the UK (collectively "UK and Europe Operations"), US Operations and Asian Operations. The business segments are determined firstly by the territories in which the Group conducts business, which are the United Kingdom and Europe, the United States and Asia. UK and Europe Operations include long-term life insurance business, banking and fund management activities. The US and Asian Operations mainly include life insurance business and fund management activities.

        In determining operating profit, the Group has used the expected long-term investment return and excluded amortisation of goodwill and tax. For additional information on this basis see Note 5 of the notes to Prudential's consolidated financial statements. The directors believe that such presentation better reflects the group's underlying performance on a statutory basis of measurement.

Group operating profit before amortization of goodwill and tax

        Group operating profit (based on long-term investment returns) before amortization of goodwill and tax in 2004 was £583 million compared to £357 million in 2003 and £449 million in 2002. The higher profit in 2004 compared to 2003 primarily reflects strong growth in insurance and fund management businesses. In 2003 the reduction from 2002 primarily reflects a £90 million reduction in PAC with-profits fund shareholder transfer. Below is a summary by operation of results.

        UK and Europe Operation's operating profit (based on long-term investment returns) before amortization of goodwill and tax comprises;

	2004	2003	2002
	(In £ Millions)
Continuing operations:
UK and Europe Insurance Operations	305	256	372
M&G	136	83	71
Egg	43	55	27

Total continuing operations	484	394	470

Discontinued operations:
Egg France	(37)	(89)	(47)

UK and Europe operating profit (based on long-term investment returns) before amortization of goodwill and tax	447	305	423

        UK and Europe Insurance Operations' operating profit (based on long-term investment returns) before amortization of goodwill and tax was £305 million in 2004, an increase of 19% on 2003. This included a fourfold increase in the profit of Prudential Retirement Income Limited ("PRIL") from £31 million to £124 million. This more than offset the £17 million reduction in the profit from the with-profits fund of The Prudential Assurance Company Limited ("Prudential Assurance" or "PAC"), which fell due to lower annual and terminal bonus rates announced in February 2004. In 2003, the £116 million reduction in the UK and Europe Insurance Operations' operating profit (based on long-term investment returns) before amortization of goodwill and tax includes a reduction of £90 million from the PAC with-profits fund due to lower annual and terminal bonus rates announced in 2003, partially offset by fees earned from higher funds under management and increased policy claims. Losses on shareholder-backed business increased by £26 million as a result of increased new business volumes that carry significant new business strain.

        M&G's operating profit before amortization of goodwill and tax was £136 million in 2004, a 64% increase on 2003. Underlying profit before performance fees was £110 million during 2004, a 57% increase on the previous year, reflecting the strengths of M&G's diversified business, disciplined cost management and the success it has had in developing new sources of revenue. There were also £7 million of one-off provision releases in 2004, the majority of which was due to the satisfactory resolution of a fee negotiation. Over the last two years, M&G's underlying profit has more than doubled even though the average of the FTSE All Share index in 2004 was at similar levels to 2002. In 2003, M&G's operating profit before amortization of goodwill and tax of £83 million was an increase of £

12 million on 2002. This reflected the benefit of diversified revenue streams, sharp focus on cost control and cost savings achieved through outsourcing its retail administration.

        Egg's operating profit before amortization of goodwill and tax amounted to £6 million in 2004, compared with a loss of £34 million and a loss of £20 million in 2003 and 2002 respectively. Egg's profit from continuing operations in 2004 was £43 million, compared with £55 million in 2003, reflecting an increase in profit from the UK business offset by a £17 million impairment charge on the underlying assets of its subsidiary, Funds Direct.

        The US Operations' operating profit (based on long-term investment returns) before amortization of goodwill and tax of £199 million in 2004 was 23% ahead of 2003. The increase primarily reflects higher spread income, record variable annuity fee income, a favorable £28 million legal settlement and a positive £8 million adjustment arising from the adoption of SOP 03-01 "Accounting and Reporting by Insurance Enterprises for Certain Non-traditional long duration contracts and for separate accounts". This adjustment relates to a change in the method of valuing certain liabilities. These are partially offset by increased Deferred Acquisition Costs ("DAC") amortization. The US Operations' operating profit (based on long-term investment returns) before amortization of goodwill and tax in 2003 was £162 million, compared to £153 million in 2002. The increase in profit primarily reflects lower amortization of DAC for variable annuity products and higher fee and other income, offset by higher market value adjustment payments and higher average bond losses. See Note 37 of the notes to Prudential's consolidated financial statements for further discussion.

        Prudential Corporation Asia's operating profit (based on long-term investment returns) before amortization of goodwill and tax was £130 million in 2004, an increase of £59 million over £71 million achieved in 2003. This reflects an increase in underlying profits of £47 million and a decrease in development expenses of £12 million. Profits from the more established operations in Singapore, Hong Kong and Malaysia were £110 million, an increase from the £91 million recorded in 2003, as these operations continue to mature. Prudential Corporation Asia's operating profit (based on long-term investment returns) before amortization of goodwill and tax in 2003 was £71 million compared to £62 million in 2002 reflecting growth in insurance and investment products and the continued development of distribution channels.

Profit on ordinary activities before tax

        Profit on ordinary activities before tax was £650 million in 2004 compared to £350 million in 2003. This mainly reflects growth in operating profit of £226 million and improvement in short-term fluctuations in investment returns from £91 million in 2003 to £229 million in 2004.

        In 2003, profit on ordinary activities before tax was £350 million compared to £501 million in 2002, which included £355 million relating to the disposal of the UK General Insurance business. The lower profit in 2003 was also driven by lower operating profit of £92 million offset by an improvement in short-term fluctuations in investment returns from a negative £205 million in 2002 to a positive £91 million in 2003.

Profit on ordinary activities after tax

        Profit on ordinary activities after tax before minority interests was £418 million in 2004 compared with £206 million in 2003 and £459 million in 2002. These movements reflect the movements in profit before tax in those years and effective tax rates of 36% in 2004, 41% in 2003 and 8% in 2002. The 36% effective tax rate in 2004 and 41% effective tax rate in 2003 reflect an effective operating profit tax charge of 30% in both years combined with the lack of tax relief on the amortization of goodwill charge and the impact of taxation on short-term fluctuations in investment returns. The overall low rate of tax in 2002 reflects the relief of tax payable on business disposals against capital losses available to Prudential.

Analysis by Geographic Region

        Prudential focuses on operating profit (based on long-term investment returns) before amortization of goodwill, tax and exceptional items by geographic region as the primary measure of current year performance. This excludes exceptional items, such as profits on business disposals, and includes the investment return for (i) the UK shareholders' funds and (ii) Jackson National Life using a long-term rate of return, rather than the actual return for the year, in accordance with UK GAAP and the Association of British Insurers' guidelines. The analysis and discussion below is based upon operating profit (based on long-term investment returns) before amortization of goodwill, exceptional items and tax. Due to the long-term nature of Prudential's business, its basis of presentation of operating profit (based on long-term investment returns) before amortization of goodwill, exceptional items and tax may not be comparable with other UK companies. See Note 5 of the notes to Prudential's consolidated financial statements for a description of this basis.

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

The "SAIF" and "PAL" Funds

        Prudential's with-profits fund also includes the Scottish Amicable Insurance Fund ("SAIF") and the wholly-owned subsidiary, Prudential Annuities Limited ("PAL"). All assets of the SAIF business are solely attributable to former policyholders of Scottish Amicable Life Assurance Society (predating the acquisition of Scottish Amicable by Prudential in October 1997). The SAIF with-profits fund is discussed in more detail under Item 4, "Information on the Company—Business of Prudential—UK and Europe Business—Shareholders' Interests in Prudential's Long-term Insurance Business—The SAIF Sub-fund and Accounts". Since PAL is a wholly owned subsidiary of the with-profits fund, profits from this business affect shareholders' profits only to the extent that they affect the annual with-profits bonus declaration and resultant transfer to shareholders.

UK and Europe Operating Results

        The following table shows operating profit (based on long-term investment returns) before amortization of goodwill and tax for the periods indicated.

	Year Ended December 31,
	2004	2003	2002
	(In £ Millions)
Continuing operations:
UK and Europe Insurance Operations—long-term business	305	256	372
M&G	136	83	71
Egg	43	55	27

Total continuing operations	484	394	470

Discontinued operations:
Egg France	(37)	(89)	(47)

Operating profit (based on long-term investment returns) before amortization of goodwill and tax	447	305	423

UK and Europe Insurance Operations

        Operating profit (based on long-term investment returns) before amortization of goodwill and tax totaled £305 million in 2004 compared to £256 million in 2003 and £372 million in 2002.

UK Insurance Operations

        The operating profit (based on long-term investment returns) before amortization of goodwill and tax excluding European Operations totaled £299 million in 2004 compared with £254 million in 2003 and £371 million in 2002. The increase on 2003 included a four-fold increase in Prudential Retirement Income Limited's profit from £31 million to £124 million reflecting very strong sales performance, including a substantial annuity transaction with Royal London. This more than offset the £17 million reduction in profit from the with-profits fund, which fell due to lower annual and terminal bonus rates announced in February 2004. See Item 4, "Information on the Company—Business of Prudential—UK and Europe Business—UK Business Units—UK Insurance Operations—Life Insurance Products—Savings Products—Investment Bonds" for information on the bonus structure of Prudential's with-profits products.

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

        In 2004 Prudential declared total post-tax bonuses of £2.0 billion from the Prudential Assurance long-term with-profits fund, of which £1.8 billion was credited to the with-profits policies and £198 million was distributed to shareholders. In 2003 Prudential declared total post-tax bonuses of £2.1 billion from the Prudential Assurance long-term with-profits fund, of which £1.9 billion was credited to the with-profits policies and £209 million was distributed to shareholders. In 2002, Prudential declared total post-tax bonuses of £2.7 billion from the Prudential Assurance long-term with-profits fund, of which £2.45 billion was credited to the with-profits policies and £273 million was distributed to shareholders.

        All unit-linked and non with-profits business written by Prudential in the United Kingdom is funded by capital provided by shareholders. Accordingly, all profit from this business goes to shareholders. In 2004 this business generated pre-tax losses of £25 million compared to pre-tax losses of £38 million in 2003 and £12 million in 2002.

UK Restructurings

        Restructuring of the Prudential UK Insurance Operations continued in 2004, following the restructuring of its direct salesforce and customer services channels and the establishment of an Indian service center which were announced in 2001 and 2002 respectively.

        In 2002, Prudential announced plans to establish an offshore service center in India to improve customer contact service levels for its UK Insurance Operations customers and to achieve further cost savings to those announced in 2001. The new processing center has been established in Mumbai and became fully operational during 2004. The initiative is expected to generate gross cost savings from 2006 of approximately £16 million per annum, of which approximately £4 million per annum is expected to be attributable to shareholders. In 2001, Prudential announced the restructuring of the direct salesforce and customer service channels of its UK and Europe Insurance Operations.

        As part of the restructurings, Prudential plans to make some 4,300 jobs redundant, of which approximately 4,100 had been completed by December 31, 2004.

European Operations

        The operating profit (based on long-term investment returns) before amortization of goodwill, exceptional items and tax from Prudential's European Insurance operations represents profits from Prudential International Assurance Plc (previously Scottish Amicable Life International), an Irish company, which mainly markets long-term insurance products into Belgium, Austria and the United Kingdom.

	Year Ended December 31,
	2004	2003	2002
	(In £ Millions)
Long-term business	6	2	9
Development expenses	—	—	(8)

Europe total	6	2	1

        Operating profit (based on long-term investment returns) before amortization of goodwill and tax from Prudential's European operations was £6 million in 2004, compared to £2 million in 2003, and £1 million in 2002.

        In November 2002, Prudential agreed to sell its German long-term business to Canada Life for £82 million. The sale was completed on January 1, 2003. A full portfolio transfer occurred in August 2003. See Item 4, "Information on the Company—Business of Prudential—European Business—Sale of German Business to Canada Life". In June 2004, Prudential announced it was ceasing to write new business in France. See Item 4, "Business of Prudential—European Business—Closure of French Branch".

M&G

        M&G's operating profit before amortization of goodwill and tax was £136 million in 2004, a 64% increase on 2003. Underlying profit before performance fees was £110 million during 2004, a 57% increase on the previous year, reflecting the strengths of M&G's diversified business, disciplined cost management and the success it has had in developing new sources of revenue. There were also £7 million of one-off provision releases in 2004, the majority of which was due to the satisfactory resolution of a fee negotiation. Over the last two years, M&G's underlying profit has more than doubled even though the average of the FTSE All Share index in 2004 was at similar levels to 2002.

        Performance related fees in 2004 were £26 million, including £20 million which relates to the disposal of some of the investments by PPM Ventures that are not expected to recur. M&G also received £

6 million of performance fees for the management of the Prudential Assurance Company long-term and annuity funds which continued to beat their strategic and competitor benchmarks during the year.

        In 2003, M&G's operating profit before amortization of goodwill and tax increased by £12 million, from £71 million in 2002 to £83 million in 2003. This was despite continuing weakness in equity markets, with market rises in the second half of the year still leaving the FTSE All-Share Index averaging 11% less over the year than 2002. Underlying profits increased from £49 million to £70 million, whilst performance fees fell from £22 million in 2002 to £13 million in 2003. Similar to the growth during 2004, the increase in the underlying profit from 2002 to 2003 reflected M&G's diversification of revenue streams and disciplined cost control. In 2003, the performance fees decreased from the £22 million achieved in 2002 which recognized the exceptional performance of 2000 in the rolling three-year calculation.

Egg

        The following table shows operating profit (loss) before tax, for the periods indicated.

	Year Ended December 31,
	2004	2003	2002
	(In £ Millions)
UK banking operations
Continuing operations:
Operating income	497	420	326
Expenses	(423)	(347)	(291)

UK banking operating profit	74	73	35
International banking operations (excluding Egg France)	—	(4)	(3)
Share of operating losses from joint ventures and associated undertakings	(21)	(4)	(5)
Transaction and restructuring costs	(10)	(10)	—

Operating profit from continuing operations	43	55	27

Discontinued operations:
Egg France	(37)	(89)	(47)

Operating profit (loss)	6	(34)	(20)

        Egg's core UK business generated a profit before tax in 2004 of £74 million, compared to a £73 million profit in 2003 and a profit of £35 million in 2002.

        The profit from the core UK business reflects operating income of £497 million, an 18% increase from £420 million in 2003, offset by expenses of £423 million, compared to expenses of £347 million in 2003. The UK banking operations' increase in operating income reflects net interest income of £287 million, 9% higher than in 2003, despite the keen competition for card balances and the margin squeeze caused by rising base rates during 2004. In addition, other operating income of £210 million increased by £53 million from 2003, reflecting record personal loan sales with resulting commission income on selling associated insurance up £32 million from 2003. The increase in expenses is largely due to a £55 million increase in bad debt provision that reflects the change in product mix following the continuing growth in the unsecured lending portfolio, the stage of the life cycle of the card and loan books and the increasing proportion of personal loans business.

        In 2003, the profit from the UK banking operations reflects operating income of £420 million, compared to £326 million in 2002, offset by expenses of £347 million, compared to expenses of £291 million in 2002. The UK banking operations' increase in operating income reflects net interest income of £263 million, 18% higher than in 2002, due to the growth in the retail asset book combined with maintenance of margin. In addition, other operating income of £157 million increased by £

54 million from 2002, principally reflecting fees and commissions earned from a larger credit card book and from selling personal loan payment protection insurance. The increase in expenses is largely due to a £43 million increase in the bad debt provision that reflects the 22% growth in the credit book and an increase in unsecured lending balances as a proportion of the total asset book. Unsecured lending which comprises credit card and personal loans, grew in 2003 by £1.49 billion, leading to a balance of £4.8 billion, of which credit card balances accounted for £3.0 billion (£2.3 billion in 2002).

        Share of operating losses from joint ventures and associated undertakings in 2004 was £21 million, compared to a loss of £4 million in 2003. This loss principally comprised a £17 million impairment charge against the full carrying value of the underlying assets of Funds Direct, Egg's investment wrap platform business. This followed Egg's decision to focus on its successful UK banking business and dispose its investment in Funds Direct.

        Egg's operating profit was £6 million in 2004, compared to a loss of £34 million in 2003. This principally reflected the lower operating loss recorded in its operations in France. Operating loss in France was £37 million up until July 13, 2004 when the decision to withdraw from the French market was announced and at that point in time a provision of £113 million was established to cover the estimated costs of exit. This provision is accounted for as a non-operating loss.

United States

        Prudential's US operations comprise its US insurance company, Jackson National Life, which includes Jackson National Life Insurance Company of New York, Curian Capital, LLC, PPM America, its US internal and institutional investment manager, and its US broker-dealer group, National Planning Holdings. Jackson Federal Bank, the US banking operation, was sold in October 2004.

Basis of Profits

        The profit on Jackson National Life's business predominantly arises from spread income from interest-sensitive products, such as fixed annuities, institutional products and fee income on variable annuities. For the purposes of UK reporting, deposits into these products are recorded as premiums, withdrawals and surrenders are included in benefits and claims and the resulting net movement is recorded under other reserve movements within benefits and claims. Benefits and claims also includes interest credited to policyholders in respect of deposit products and fees charged on these policies. While the presentation of these items differs between UK GAAP and US GAAP, there is no net impact on operating profit. The UK GAAP result for Jackson National Life is based on Jackson National Life's US GAAP results with an adjustment to exclude the requirements of FAS 133 "Accounting for Derivative Instruments and Hedging Activities" as amended by FAS 137, 138 and 149 ("FAS 133"), and for a different treatment of investment gains and losses.

United States Operating Results

        The following table shows operating profit (based on long-term investment returns) before amortization of goodwill and tax for the periods indicated.

	Year Ended December 31,
	2004	2003	2002
	(In £ Millions)
Continuing operations:
Jackson National Life	196	143	117
National Planning Holdings and Curian	(26)	(20)	—
PPM America	12	17	14

Total continuing operations	182	140	131

Discontinued operations:
US banking operation	17	22	22

Operating profit (based on long-term investment returns) before amortization of goodwill and tax	199	162	153

        Operating profit (based on long-term investment returns) before amortization of goodwill and tax of £199 million in 2004 was 23% ahead of 2003. The increase primarily reflects higher spread income, record variable annuity fee income, a favorable £28 million legal settlement and a positive £8 million adjustment arising from the adoption of SOP 03-01 "Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and for Separate Accounts". This adjustment relates to a change in the method of valuing certain liabilities. These are partially offset by increased DAC amortization. The increased losses at National Planning Holdings and Curian relate solely to Curian as it continues to build scale. See Note 37 of the notes to Prudential's consolidated financial statements for further discussion.

        Variable Annuity DAC amortization is calculated using a long-term return assumption which is implemented through the use of a mean reversion methodology. If the mean reversion were to be eliminated as of December 31, 2004, the variable annuity DAC carrying value would be reduced by approximately £6 million.

        Operating profit (based on long-term investment returns) before amortization of goodwill, exceptional items and tax of £162 million in 2003 was 6% ahead of 2002. The increase primarily reflected lower DAC amortization for variable annuity products, and higher fee and other income, offset by higher market value adjustment payments, higher average bond losses and the loss on Curian. The fall in variable annuity DAC amortization in 2003 was primarily due to improved market performance. In 2002, the effect of poor equity market performance was to lower expected future profits in the variable annuity book to the level where the variable annuity DAC asset was impaired and a write-off was required. No such impairment write-off of variable annuity DAC was required in 2003.

        The provision for guaranteed minimum death benefits (referred to as "GMDB") on variable annuity products was reviewed and strengthened at the end of 2002. In addition, an increase to the recurring charge was required in respect of GMDB which is included within the 2003 result. No further strengthening beyond the recurring charge was required in 2004.

        The movement in the average exchange rates from $1.64/£1.00 to $1.83/£1.00 during 2004 had an adverse translational impact of £24 million on the United States operating profit (based on long-term investment returns) before amortization of goodwill and tax.

Asian Operations

        Profits from the long-term insurance business of the Asian operations currently contribute 22% to Group operating profit (based on long-term investment returns) before amortization of goodwill and tax. Prudential Corporation Asia head office costs are included in Other Income and Expenditure below.

        The Japanese life market remains very challenging and in 2003 Prudential scaled back its operations to focus on higher value distribution channels and more profitable products. While the operation is now somewhat more efficient with lower expense levels and has made some progress with establishing new distribution channels, it will take some time to deliver material volumes and become a positive contributor to Prudential Corporation Asia's overall results.

	Year Ended December 31,
	2004	2003	2002
	(In £ Millions)
Long-term business	126	85	82
Investment products	19	13	6
Development expenses	(15)	(27)	(26)

Operating profit (based on long-term investment returns) before amortization of goodwill and tax	130	71	62

        Operating profit (based on long-term investment returns) before amortization of goodwill and tax was £130 million in 2004, an increase of £59 million over £71 million achieved in 2003. This reflects an increase in underlying profits of £47 million and a decrease in development expenses of £12 million. In 2003, operating profit (based on long-term investment returns) before amortization of goodwill and tax increased £9 million over 2002.

        Operating profit before development expenses, amortization of goodwill and tax was £145 million in 2004, an increase of £47 million over the £98 million in 2003. Profits from the more established operations in Singapore, Hong Kong and Malaysia were £110 million, an increase from the £91 million recorded in 2003, as these operations continue to mature. In 2003, Prudential Asia's operating profit before development expenses, amortization of goodwill and tax increased £10 million over the £88 million in 2002.

        This result is after significant investment in 2004, as Prudential builds high quality customer-focused distribution channels across the region. Further significant investment is planned for 2005.

        Development expenses (excluding Asia regional head office expenses) decreased from £27 million in 2003 to £15 million in 2004.

Other Income and Expenditure

        Other income and expenditure represents the investment return on centrally retained shareholder capital and funds, interest expense on group borrowings and central corporate expenditure.

	Year Ended December 31,
	2004	2003	2002
	(In £ Millions)
Investment return and other income	44	29	3
Interest payable on core structural borrowings of shareholder financed operations	(154)	(143)	(130)
Corporate expenditure
Group Head Office	(54)	(43)	(36)
Asia Head Office	(29)	(24)	(26)

Total other income and expenditure	(193)	(181)	(189)

        Losses from other income and expenditure before amortization of goodwill and tax for Group activities increased to £193 million in 2004 from £181 million in 2003. This reflected an increase in investment return and other income offset by higher interest payable and head office costs. Head office costs (including Asia regional head office costs of £29 million) were £83 million, up £16 million on 2003. The increase mainly reflects the substantial work being undertaken for the implementation of International Financial Reporting Standards, Sarbanes-Oxley and other regulatory costs.

        Losses from other income and expenditure before amortization of goodwill and tax for Group activities decreased to £181 million in 2003 from £189 million in 2002. This was mainly due to a £26 million increase from 2002 in investment return and other income, primarily as a result of a non-recurrent £24 million write down of the Group's 15% holding in Life Assurance Holding Corporation Limited in 2002. This was partly offset by a £13 million increase in funding costs from £130 million in 2002 to £143 million in 2003 reflecting an increase in core debt.

Geographic Analysis by Nature of Income and Expense

        The following table shows Prudential's consolidated total operating profit based on long-term investment returns before amortization of goodwill and tax for the periods indicated, following which is a discussion of significant line items by geography. Certain minor reclassifications and presentational changes have been made to the amounts presented for prior periods to conform these periods to the current presentations but there is no overall effect on total operating profit.

	Year Ended December 31,
	2004	2003	2002
	(In £ Millions)
Long-term business:
Gross premiums	16,355	13,781	16,669
Reinsurance	(256)	(290)	(216)

Earned premiums	16,099	13,491	16,453
Investment return—continuing operations	13,792	14,918	(4,073)
—discontinued operations	17	22	22
Expenses	(1,985)	(1,844)	(1,805)
Taxation within long-term business funds	(896)	(824)	662
Benefits and claims	(22,568)	(20,413)	(16,383)
Transfer (to) from the fund for future appropriations	(4,025)	(5,021)	5,520

Shareholders' profit after tax before amortization of goodwill, minority interests and exceptional items	434	329	396
Add back tax on shareholders' profit	195	150	171

Shareholders' profit from long-term business	629	479	567
Other operations:
Continuing operations:
UK fund management	136	83	71
US broker-dealer and fund management	(14)	(3)	14
Asia fund management	19	13	6
UK banking	43	55	27
Other income and expenditure	(193)	(181)	(189)

Total other continuing operations	(9)	(33)	(71)
Discontinued operations:
UK banking operation	(37)	(89)	(47)

Total operating profit (based on long-term investment returns) before amortization of goodwill and tax	583	357	449

Gross Premiums

	Year Ended December 31,
	2004	2003	2002
	(In £ Millions)
Long-term business:
United Kingdom and Europe	9,186	7,264	8,675
United States	4,717	4,369	6,098
Asia	2,452	2,148	1,896

Total	16,355	13,781	16,669

        Gross premiums totaled £16,355 million in 2004 compared to £13,781 million in 2003. Gross premiums in 2004 include £9,186 million from Prudential's UK and European operations, an increase of 26% on 2003 primarily due to a substantial annuity transaction with Royal London which concluded in December 2004, £4,717 million from the US, an 8% increase due to higher variable annuity sales partially off set by lower fixed annuity sales and a 14% increase in Asia due to increased contributions from established operations.

        Gross premiums totaled £13,781 million in 2003 compared to £16,669 million in 2002. Gross premiums in 2003 include £7,264 million from Prudential's UK and European operations, a reduction of 16% on 2002 primarily due to lower with-profits bond sales and the closure of the German operation in January 2003 and £4,369 million from the US, a 28% reduction due to lower fixed annuity and institutional sales partially off-set by higher variable annuity sales, partly offset by a 13% increase in Asia.

United Kingdom and Europe

        Gross premiums increased by 26% in 2004 to £9,186 million from £7,264 million in 2003. In the UK gross premiums increased 27% in 2004, to £8,674 million compared to £6,850 million in 2003. The increase principally reflects the premiums of £1,108 million from a large annuity reinsurance treaty with Royal London.

        Gross premiums decreased 16% in 2003 to £7,264 million from £8,675 million in 2002. In the UK gross premiums decreased 19% in 2003, to £6,850 million compared to £8,435 million in 2002. The reduction principally reflects the decline in the single premium with-profits bond market in 2003.

United States

        Gross premiums in 2004 were £4,717 million, or 8% above 2003 levels of £4,369 million, due to higher sales of variable annuities, fixed-indexed annuities and institutional products, partially offset by lower fixed annuity sales.

        In 2004, JNL's retail sales of £3,568 million were slightly lower than the £3,580 million delivered in 2003. This was driven by record sales of variable annuities, which at £1,981 million were up 2% on 2003's record of £1,937 million offset by negative foreign exchange movements of £430 million. Fixed annuity sales in 2004 of £1,130 million were 18% below the prior year. This is due to the continued low interest rate environment in the US limiting demand for this product and JNL's prudent capital management. There was a lower rate of election of the fixed account option within variable annuities for the full-year 2004 of 29% compared with 48% in 2003. The election level of the fixed account option is important since such premiums are managed within the general account and require higher levels of capital to back the business than if the premiums remained within the variable annuity separate account. Total sales for the year were up 9% on 2003 to £4,420 million due to the slightly lower retail sales offset by a 75% increase in sales of institutional products to £852 million. Institutional sales are made opportunistically, based on capital availability and return expectation.

        Gross premiums in 2003 were £4,369 million, or 28% below 2002 levels of £6,098 million, due to lower sales of fixed annuities and institutional products, partially offset by higher variable annuity sales.

        In 2003, JNL's retail sales of £3,580 million represented its second best year, 18% lower than the record sales delivered in 2002. This was driven by record sales of variable annuities, which at £1,937 million were up 42% on 2002. While JNL was able to gain share in the fixed annuity marketplace, fixed annuity sales in 2003 of £1,375 million were 49% below the prior year. This is due to the continued low interest rate environment in the US limiting demand for this product and JNL's prudent capital management. There was a relatively high rate of election of the fixed account option within variable annuities for the full-year 2003 of 48% compared with 58% in 2002, although this had fallen below 30% in November and December. The election level of the fixed account option is important since such premiums are managed within the general account and require higher levels of capital to back the business than if the premiums remained within the variable annuity separate account. Total sales for the year were down 29% on 2002 to £4,066 million due to the lower retail sales together with a reduction in sales of institutional products. Institutional sales are made opportunistically, based on capital availability and return expectation. Lower institutional sales reflected JNL's focus on retail markets, and the active management of its capital position during the year.

Asia

        Gross premiums increased by 14% to £2,452 million in 2004 compared to £2,148 million in 2003. This growth reflects Prudential's successful strategy of entering new markets, strengthening and diversifying distribution channels and launching customer-focused products.

        The increase in gross premiums in 2004 mainly reflects a 37% increase in single premium sales from £482 million in 2003 to £662 million in 2004. Single premium sales in 2004 were £199 million in Singapore (up 10%), £255 million in Hong Kong (up 35%), £88 million in Taiwan (up 214%), £17 million in Japan (up 89%), £38 million in Indonesia (up 41%), £36 million in Korea (up 89%), £9 million in China (up 29%) and £5 million in India (up 25%) in each case, compared to 2003.

        The increase in gross premiums of 13% in 2003 mainly reflects a 9% increase in new regular (continuing) premium insurance sales from £465 million in 2002 to £507 million in 2003, and an 18% increase in renewal premiums from £952 million to £1,159 million over the same period. Single premium insurance increased from £479 million to £482 million. New regular premium insurance sales in 2003 were £57 million in Singapore (up 24%), £83 million in Hong Kong (down 1%), £59 million in Malaysia (in line with 2002), £132 million in Taiwan (down 9%), £35 million in Japan (down 10%), £31 million in Indonesia (up 63%) and £30 million in Korea (up 200%) in each case, compared to 2002.

        Single premium sales in 2003 included £189 million in Hong Kong (up 35%), £181 million in Singapore (down 35%), £28 million in Taiwan (up 100%) and £27 million in Indonesia (up 145%).

Investment Returns

	Year Ended December 31,
	2004	Restated 2003	Restated 2002
	(In £ Millions)
Long-term business:
Continuing operations:
United Kingdom and Europe	12,028	13,030	(5,582)
United States	1,120	1,188	1,393
Asia(1)	644	700	116

Total	13,792	14,918	(4,073)

(1)
Investment returns for Asia shown above have been restated and represent investment returns from long-term business only. Investment products have been reclassified and are reported separately.

        The investment return for shareholder financed businesses, principally the operations in the United States, shown above represents long-term investment returns. For other businesses, investment returns represent income and realized and unrealized investment appreciation after deducting expenses.

        In 2004, investment returns from continuing operations fell from £14,918 million in 2003 to £13,792 million. This was due to a decrease of £1,002 million in the UK and European investment returns over the same period, reflecting a 13.4% positive return on PAC's long-term fund in 2004 compared to a return of 16.5% in 2003. Meanwhile, US investment returns fell from £1,188 million in 2003 to £1,120 million in 2004 and Asian investment returns fell from £700 million in 2003 to £644 million in 2004.

        In 2003, investment returns improved from negative £4,073 million in 2002 to a positive return of £14,918 million. This was due to an increase of £18,612 million in the UK and European investment returns over the same period, reflecting a 16.5% positive return on PAC's long-term fund in 2003 compared to a negative return of 8.1% in 2002. Meanwhile, US investment returns fell from £1,393 million in 2002 to £1,188 million in 2003, whilst Asian investment returns increased from £116 million in 2002 to £700 million in 2003.

United Kingdom and Europe

        Total investment returns decreased from £13,030 million in 2003 to £12,028 million in 2004. Investment income primarily represents the return on the assets supporting the Prudential Assurance long-term fund. At December 31, 2004 33% of these assets were invested in UK equities, 15% in overseas equities, 29% in fixed maturities, 18% in real estate, and 5% in cash and other assets. The investment return on the Prudential Assurance long-term with-profits fund was 13.4% in the year to December 31, 2004 compared with the rise in the FTSE 100 share index of 11.2% and the FTSE All-Share index of 12.8%.

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

United States

        In accordance with Group accounting policy (See Note 3 to the notes of Prudential's consolidated financial statements) the investment return for continuing US operations represents long-term investment returns and is analyzed as below:

	Year Ended December 31,
	2004	2003	2002
	(In £ Millions)
Continuing operations:
Actual investment income and realized gains and losses	1,279	1,281	1,135
Adjustment from actual to long-term investment returns	(159)	(93)	258

Total	1,120	1,188	1,393

        Investment returns for continuing operations of £1,120 million in 2004 represented a 6% decrease from 2003. Investment returns in 2004 continued to be adversely affected by defaults and impairments on bonds as realized gains and losses on bonds are recognized on a five-year averaging basis. This resulted in a £102 million charge to the current year operating result. Actual net gains on bonds, including defaults and impairments, were significantly higher than each of the last two years at £41 million (net of related amortization of deferred acquisition costs).

        Investment income for continuing operations (before realized gains and losses and net of investment expenses) was £1,316 million in 2004 compared with £1,437 million in 2003. This reflects investment yields of 5.55% on average invested assets of £24,112 million in 2004, versus investment yields of

5.49% on average invested assets of £26,608 million in 2003. The 9% decrease in average invested assets is due to adverse exchange rate movements of £2,913 million and lower institutional product liabilities partially offset by higher product liabilities for fixed annuities, fixed-indexed annuities and variable annuities electing the fixed account option.

        Investment returns for continuing operations of £1,188 million in 2003 represented a 15% decrease over 2002. Investment returns in 2003 continued to be adversely affected by defaults and impairments on bonds as realized gains and losses on bonds are recognized on a five-year averaging basis. This resulted in a £123 million charge to the current year operating result. Actual net losses on bonds, including defaults and impairments, were significantly lower than each of the last two years at £39 million (net of related amortization of deferred acquisition costs).

        Investment income for continuing operations (before realized gains and losses and net of investment expenses) was £1,437 million in 2003 compared with £1,533 million in 2002. This reflects investment yields of 5.49% on average invested assets of £26,608 million in 2003, versus investment yields of 5.78% on average invested assets of £26,957 million in 2002. The 1% decrease in average invested assets is due to adverse exchange rate movements of £2,090 million, lower institutional product liabilities, partially offset by higher sales of fixed annuities and variable annuities electing the fixed account option. The fall in investment yield is due primarily to reinvestment activity in a declining interest rate environment.

Asia

        Actual investment returns for 2004 were £644 million, slightly lower than the £700 million in 2003. The decrease principally reflects adverse currency movements. The 2003 actual investment return of £700 million was a significant improvement on £116 million in 2002. The improvement principally reflects an increase in unrealized investment gains in Taiwan and Japan combined with a reduction in unrealized losses in Singapore.

Expenses

	Year Ended December 31,
	2004	2003	2002
	(In £ Millions)
Long-term business:
United Kingdom and Europe	(1,260)	(1,156)	(1,140)
United States	(230)	(185)	(243)
Asia	(495)	(503)	(422)

Total	(1,985)	(1,844)	(1,805)

        Total expenses of £1,985 million in 2004 were 8% higher than the £1,844 million of expenses incurred in 2003, reflecting a £104 million increase in UK and European expenses and £45 million increase in United States partly offset by a reduction in Asia.

        Total expenses of £1,844 million in 2003 were higher than the £1,805 million of expenses incurred in 2002, reflecting an increase in Asia expenses offset by a reduction in the United States.

United Kingdom and Europe

        Total UK and Europe expenses in 2004 were £1,260 million, compared to £1,156 million in 2003 and £1,140 million in 2002. The increase of £104 million in 2004 on 2003 mainly reflects an increase in commission on Credit Life, Prudential's loan protection insurance business, of £327 million partially offset by a decrease in DAC of £192 million compared to last year in which the impairment of DAC was reflected following an assessment of its recoverability in the light of persistency levels.

        Total UK and Europe expenses in 2003 were £1,156 million, compared to £1,140 million in 2002. The increase of £16 million in 2003 on 2002 mainly reflected the impairment of DAC following an assessment of its recoverability in light of persistency levels.

United States

        Expenses of £230 million in 2004 were 24% higher than expenses in 2003 of £185 million. The increase in expenses primarily reflects higher DAC amortization resulting primarily from increased gross profits in the variable annuity and fixed-indexed products.

        DAC is calculated using a long-term return assumption which is implemented through the use of a mean reversion methodology. If the mean reversion was eliminated as of December 31, 2004, the variable annuity DAC carrying value would be reduced by approximately £6 million.

        Expenses of £185 million in 2003 were 24% lower than expenses in 2002 of £243 million. The reduction in expenses primarily reflects lower DAC amortization for variable annuity products. The fall in variable annuity DAC amortization in 2003 was primarily due to improved equity market performance. In 2002, the effect of poor equity market performance was due to lower expected future profits in the variable annuity book to the level where the variable annuity DAC asset was impaired and a write-off was required.

Asia

        Total Asian expenses in 2004 were £495 million, a decrease of £8 million compared to £503 million in 2003, and £422 million in 2002. This reflects favorable currency movements offset by the costs of continued building of scale.

Benefits and Claims

	Year Ended December 31,
	2004	2003	2002
	(In £ Millions)
Long-term business:
United Kingdom and Europe	(14,950)	(13,217)	(7,912)
United States	(5,339)	(5,152)	(7,050)
Asia	(2,279)	(2,044)	(1,421)

Total	(22,568)	(20,413)	(16,383)

        Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders and deaths plus the change in technical provisions (which primarily represents the movement in amounts owed to policyholders).

        Total benefits and claims increased by £2,155 million in 2004 to £22,568 million, compared to £20,413 million in 2003. This principally reflects an increase of £1,733 million, or 13%, with respect to the United Kingdom and Europe, an increase of £235 million in Asia and a £187 million increase in the United States. In 2004, the £1,733 million increase in the United Kingdom and Europe's benefits and claims mainly reflects an increase in payment to policyholders, while in the United States the £187 million increase reflects a combination of higher death benefits, surrenders, maturities and a change in technical provisions.

        Total benefits and claims increased by £4,030 million in 2003 to £20,413 million, compared to £16,383 million in 2002. This principally reflects an increase of £5,305 million, or 67%, with respect to the United Kingdom and Europe, an increase of £623 million in Asia, partly offset by a £1,898 million reduction in the United States. In 2003, the £5,305 million increase in the United Kingdom and Europe's benefits and claims reflects an increase in the technical provisions, while in the United States the reduction reflects a combination of lower death benefits, surrenders and maturities.

United Kingdom and Europe

        Overall benefits and claims increased from £13,217 million in 2003 to £14,950 million in 2004. Within this total, payments to policyholders amounted to £8,476 million in 2003 and £9,475 million in 2004. Payment to policyholders have increased across most types of business but in particular there were some large with-profits Prudence Bond surrenders and a few large pensions schemes surrendered their business from Prudential. In 2003 technical provisions increased by £4,741 million and in 2004 they increased by £5,475 million. The movement mainly arises from the impact of the annuity reinsurance treaty with Royal London partially offset by the impact of the Prudence Bond and large pension scheme surrenders mentioned above.

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

        The annual movements in benefits and claims also include changes in the pension mis-selling provision, which decreased in 2004, 2003 and 2002. For a detailed analysis of this provision, see Item 4, "Information on the Company—Business of Prudential—UK and Europe Business—Compliance—Pension Mis-selling". With the consent of the UK regulator, the total cost of pension mis-selling is included within the transfer to the fund for future appropriations of the Prudential Assurance long-term with-profits fund. Payments related to pension mis-selling will be met from the surplus assets in the Prudential Assurance long-term with-profits fund and not from amounts intended to fund existing and future bonuses.

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

United States

        In 2004, benefits and claims increased by 4% to £5,339 million. This movement reflects a 10% increase in death benefits, maturities, and surrenders of deposit products to £2,964 million, and a 3% decrease in the change in technical provisions to £2,375 million.

        The increase in death benefits, maturities and surrenders of deposit products in 2004 primarily reflects an increase in fixed and variable annuity benefits. The overall change in technical provisions to £2,375 million represents an increase of £571 million primarily due to an increase in fixed annuity liabilities and an increase in variable annuity liabilities where customers have elected the fixed account option, together with a £1,804 million increase in separate account liabilities. The increase in separate account liabilities is largely due to the increase in sales of variable annuities and an improvement in equity markets.

        Average deposit liabilities of £22,756 million in 2004 were 9% lower than 2003's average of £25,128 million, due to adverse foreign exchange movements of £2,748 million, partially offset by sales of fixed annuities, fixed-indexed annuities and variable annuities electing the fixed account option. Lowering of crediting rates in 2004 resulted in a lower average interest credited rate of 3.58% in 2004, compared to 4.10% in 2003. Interest credited on deposit liabilities fell by £215 million to £814 million primarily due to adverse foreign exchange rate movements, together with falling crediting rates, partially offset by growth in deposit liabilities.

        In 2003, benefits and claims fell by 27% to £5,152 million. This movement reflects a 40% decrease in death benefits, maturities, and surrenders of deposit products to £2,698 million, and a 4% decrease in the change in technical provisions to £2,454 million.

        The decrease in death benefits, maturities and surrenders of deposit products in 2003 primarily reflects reduced institutional product surrenders and maturities partially offset by an increase in fixed and variable annuity benefits. The overall change in technical provisions of £2,454 million represents an increase of £826 million primarily due to an increase in fixed annuity liabilities and an increase in variable annuity liabilities where customers have elected the fixed account option, together with a £1,628 million increase in separate account liabilities. The increase in separate account liabilities is largely due to the increase in sales of variable annuities and an improvement in equity markets.

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

Asia

        In 2004, benefits and claims totaled £2,279 million, up 11% on £2,044 million in 2003 reflecting the increasing maturity of the business. In 2003, benefits and claims totaled £2,044 million, up 44% on 2002.

Transfer (to) from the Fund for Future Appropriations

	Year Ended December 31,
	2004	2003	2002
	(In £ Millions)
Long-term business:
United Kingdom and Europe	(3,928)	(4,852)	5,576
United States	—	—	—
Asia	(97)	(169)	(56)

Total	(4,025)	(5,021)	5,520

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

United Kingdom and Europe

        The transfer to the fund for future appropriations in 2004 of £3,928 million compares to a transfer to the fund of £4,852 million in 2003. The change in 2004 predominantly reflects an investment return of positive 13.4% on the Prudential Assurance long-term fund compared to an investment return of positive 16.5% in 2003.

        The transfer to the fund for future appropriations in 2003 of £4,852 million compares to a transfer from the fund of £5,576 million in 2002, a difference of £10,428 million. The change in 2003 predominantly reflects an investment return of positive 16.5% on the Prudential Assurance long-term fund compared to negative 8.1% in 2002.

Asia

        The FFA in Asia relates to Prudential's operations in Singapore, Hong Kong and Malaysia and operates under the same principles as UK GAAP; the long-term technical provisions include provision for declared annual and terminal bonuses. The charge for the cost of bonuses is recognized in the movement in the long-term business provision in the long-term business technical account. No technical provisions are made for bonuses beyond that covered in the current bonus declaration period. All amounts of the with-profits funds not yet allocated to policyholders or shareholders are recorded in the FFA. Changes to the FFA are charged or credited to the profit and loss account

New UK Accounting Pronouncements

        There have been no changes in accounting policies for the preparation of the 2004 UK GAAP results with the exception of UITF Abstract 38 "Accounting for ESOP Trusts" which requires the company to present the cost of acquiring shares held in trusts for employee incentive plans as a deduction in determining shareholder's funds. The effect of the change in policy is to reduce the Group's shareholders funds at January 1, 2004 from the previously published December 31, level by £38 million. Comparative balance sheet amounts have been restated accordingly. The impact on the profit and loss is immaterial.

        The Accounting Standards Board ("ASB") published FRS 27 "Life Assurance" in December 2004. The implementation of FRS 27 is governed by a Memorandum of Understanding ("MoU") agreed between the UK's leading life assurance companies, the Association of British Insurers, and the ASB. Under the terms of the MoU certain unaudited narrative and numerical disclosures were required to be published in the Company's 2004 UK Annual Report. These disclosures do not form part of the Company's financial statements and are unaudited.

        In summary, the requirements address the following areas:

  •
  for large UK with-profits life assurance businesses falling within the scope of the FSA's realistic capital regime, memorandum disclosure of liabilities to policyholders determined in accordance with that basis, together with disclosure of the excess of realistic assets over realistic liabilities, is required;

  •
  an abridged statement of capital held within life assurance businesses with supporting disclosures; and

  •
  information on the assumptions used in the measurement of liabilities and the terms and conditions of options and guarantees relating to life assurance contracts. For those liabilities to policyholders resulting from options and guarantees that are not measured at fair value or on a statistical basis that takes into account all possible outcomes of the option or guarantee additional information is required.

        The impact on the Group's income statement and balance sheet as a result of adopting FRS 27 (as part of the Implementation of IFRS basis reporting (page 106) during 2005 will be confined to the Group's UK with-profit funds. Under FRS 27, the main changes that are required for UK with-profits funds are the de-recognition of deferred acquisition costs and related deferred tax; and, the replacement of modified statutory basis liabilities for with-profits business with adjusted realistic basis liabilities.

        Adjusted realistic liabilities represent the Peak 2 or "realistic peak" realistic liabilities for with-profits business included in Form 19 of the FSA regulatory returns, after excluding the element for shareholders' share of the future bonuses. This latter item is recognized as a liability for the purposes of regulatory returns but, for accounting purposes under FRS 27, consistent with the current basis of financial reporting, shareholder transfers are recognized only on declaration.

        Applying this methodology, the excess of realistic assets over realistic liabilities, including the FSA Peak 2 basis of the value of in-force non-participating business written by the with-profits sub-fund and SAIF for the PAC with-profits fund (including the Hong Kong branch and SAIF) at December 31, 2004, is estimated to be £8.9 billion. This compares with the Fund for Future Appropriations attributable to these funds at December 31, 2004 of £16.3 billion. Other changes arising from the implementation of IFRS will further affect the accounting value of the unallocated surplus of with-profits funds.

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

        Other material differences between UK GAAP and US GAAP results include the method of deferral and amortization of acquisition costs, the accounting for certain investments and derivative instruments, accounting for real estate, revenue and claims recognition on investment type contracts, the measurement of and changes in policyholder benefit and dividend liabilities, and their related deferred income tax effects.

        Prior to the second half of 2004 for purposes of its US GAAP reconciliation, the Group was amortizing rent-free periods provided to tenants in the Group's investment property portfolio on a straight line basis over a period generally shorter than the lease term. In the second half of 2004, the Group changed its method of accounting for these rent-free periods to amortize these over the lease term on a straight-line basis consistent with US GAAP requirements. The cumulative effect of this correction resulted in the Group recording £68 million gross of tax (£48 million net of tax) of additional rental income in the second half of 2004, of which £60 million gross of tax (£42 million net of tax) related to SAIF. The impact of this change was included within investment results and increased income before taxes and net income in the Group's condensed consolidated US GAAP statement of income and comprehensive income. The impact of this correction to the current period and prior periods was not material to the Group. See Notes 36 and 37 of the notes to Prudential's consolidated financial statements for further discussion.

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

Treatment of With-profits Business

        Under UK GAAP, as described in "—Analysis by Geographic Region—United Kingdom—Basis of Profits" the shareholders' profit in respect of with-profits business represents an amount of up to one-ninth of the value of that year's bonus declaration to policyholders. As a consequence, current year amounts in respect of premiums, investment returns and operating expenses do not have an effect on the profit attributable to shareholders in that year. Consistent with this treatment, as mentioned in "—UK GAAP Critical Accounting Policies", amounts retained within with-profits funds are accounted for within the fund for future appropriations.

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

        The deferral and amortization of deferred acquisition costs is of most relevance to the Group's reported profits for shareholder financed long-term business operations, principally Jackson National Life in the United States. In 2004, the amortization of deferred acquisition costs were at expected levels. Equity market performance in 2003 improved expected profits on variable annuity lines and resulted in a £69 million ($112 million) lower amortization charge than 2002. In 2002, for Jackson National Life, poor equity market performance lowered future expected profits on the variable annuity line through lower fee income and an increased provision for future guaranteed minimum death benefit claims. As a result, the deferred acquisition cost asset associated with the variable annuities became impaired. No such deferred acquisition cost asset impairments were recorded in 2004 or 2003 due to improved equity market performance. However, further impairments or accelerated amortization of this deferred acquisition cost asset may result if future equity market returns are below assumed levels.

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

        In the United Kingdom the taxation regime applies separate rules to trading and capital profits and losses. The distinction between timing differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets under FRS 19 and similarly under FAS 109. Accordingly, for the 2004 results and balance sheet position at December 31, 2004, the possible net tax benefit, which may arise from capital losses valued at approximately £1.7 billion, is sufficiently uncertain that it has not been recognized. The value of these carry forwards remains unchanged from 2002.

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

Scottish Amicable Insurance Fund (SAIF)

        For UK GAAP purposes, no effect is recorded for SAIF, reflecting the sole interests of policyholders in the performance of the fund. In years prior to 2004, a nil post-tax result was reported by SAIF for US GAAP purposes in order to reflect the ring-fenced nature of the fund but a pre-tax shareholder result was recorded as SAIF was accounted for as separate account business. However, since the adoption of SOP 03-1, SAIF no longer qualifies for the separate account treatment and reports in 2004, a loss of £

645 million (gross of tax) as a result of reflecting its real estate at depreciated historical cost. Of this total £469 million accounts for the cumulative impact of change in accounting principle.

Changes in Net Income on Application of US GAAP

        The following table analyzes the adjustments to consolidated profit and loss in accordance with UK GAAP on application of US GAAP for the operations and periods indicated.

	Year Ended December 31,
	2004	2003	2002
	(In £ Millions)
Consolidated profit and loss in accordance with UK GAAP	428	208	468
US GAAP adjustments:
With-profits fund	331	417	(773)
Other operations	(668)	40	(52)

	(337)	457	(825)

Net income (loss) in accordance with US GAAP	91	665	(357)

Comprising:
Net income (loss) from continuing operations after minority interests*	678	692	(642)
Net (loss)/income from discontinued operations including profit on disposals*	(69)	(27)	285
Cumulative effect of changes in accounting principles	(518)	—	—

	91	665	(357)

*
The 2003 and 2002 figures for these lines have been restated for the discontinued operations of Jackson Federal Bank and Egg France

        On a US GAAP basis, including profit on disposals, consolidated net income (loss) totaled £91 million, £665 million and £(357) million in 2004, 2003 and 2002 respectively. Consolidated net income (loss) on a US GAAP basis was £337 million lower and £457 million more than consolidated profit under UK GAAP for 2004 and 2003, respectively. The US GAAP adjustments to UK GAAP consolidated profit and loss in respect of the with-profits fund were increases of £331 million and £417 million in 2004 and 2003 respectively, and a reduction of £773 million in 2002. The table below analyzes the shareholders' 10% interest in the adjustments to the Prudential Assurance long-term with-profits fund's results, as reflected above.

	Year Ended December 31,
	2004	2003	2002
	(In £ Millions)
US GAAP adjustments:
Land and buildings	(86)	(44)	(10)
Business acquisitions and investments in associates
Cumulative effect of change in accounting principle	(1)	—	—
Investment securities	(28)	(7)	(34)
Revenue and expense recognition	0	(23)	(17)
Deferred acquisition costs	(1)	4	20
Policy liabilities (including cumulative effect of change in accounting principle)	110	96	(329)
Movement in UK basis excess assets over liabilities	359	406	(414)
Other	(11)	(10)	2
Deferred tax effect of the above adjustments	(11)	(5)	9

	331	417	(773)

        The adjustment for movement in the UK basis excess of assets over liabilities in 2004 of £359 million when compared to the £406 million in 2003 reflects relatively stable investment returns.

        The increase in the US GAAP adjustment for movement in the UK basis excess of assets over liabilities from a negative amount of £414 million in 2002 to a positive amount of £406 million in 2003 primarily reflects strong investment returns during 2003 compared to weaker returns during 2002.

        The increase in US GAAP adjustments for policy liabilities from a negative amount of £329 million in 2002 to a positive amount of £96 million in 2003 was as a result of poor investment returns over the previous three years, which produced UK GAAP unitized with-profits policy liabilities that are lower than fund value. This impact has been partially offset by strong positive investment returns in 2003, which remained relatively stable through 2004. Further explanation is provided in Note 36 of the notes to Prudential's consolidated financial statements.

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

        The following table analyzes the US GAAP adjustments for other operations.

	Year Ended December 31,
	2004	2003	2002
	(In £ Millions)
Business acquisitions and investments in associates	98	96	95
Land and buildings:
Investment results	(203)	(5)	—
Cumulative effect of change in accounting principle	(638)	—	—
Investment securities	(78)	(94)	(45)
Derivative instruments	95	119	(204)
Revenue and expense recognition	(378)	(261)	(221)
Deferred acquisition costs	104	139	41
Policy liabilities	170	32	266
Equalization provision	—	—	(40)
Profit on disposals	(5)	38	—
Pension plans	(27)	(16)	14
Deferred income tax	—	—	(13)
Other	8	—	(6)
Deferred tax effect:
Cumulative effect of change in accounting principles	117	—	—
Other adjustments above	69	(8)	61

	(668)	40	(52)

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

        Upon adoption of SOP 03-1 in 2004, certain land and buildings, previously reported at fair value within separate account, were reclassified to the general account at depreciated historic cost. This resulted in a transitional charge of £638 million gross of tax to reflect the accumulated depreciation and reversal of unrealized gains on the land and buildings. The tax credit relating to this charge is £117 million resulting in an overall net of tax charge of £521 million.

        The US GAAP adjustments for revenue and expense recognition primarily reflect the deferral of premiums and policy charges relating to future periods. Under UK GAAP these considerations and related expenses are, on recognition, recorded within the profit and loss account. The UK to US GAAP adjustments for deferred acquisition costs primarily relate to differences in what is allowed to be capitalized as an asset associated recoverability tests, and, amortization profiles. See Notes 36 and 37 of the notes to Prudential's consolidated financial statements for further discussion.

        Under UK GAAP, upon disposal of the UK personal lines property and casualty insurance business in 2002, equalization provisions of £40 million were reversed increasing the gain on disposal. These equalization provisions were not carried under US GAAP and therefore the gain concerning the provision is reversed.

        Profit on sale of Jackson Federal Bank in 2004 on a US GAAP basis was £5 million lower than on a UK basis. The difference reflects the accumulated goodwill amortization under UK GAAP.

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

	At December 31,
	2004	2003
	(In £ Millions)
Shareholders' funds in accordance with UK GAAP*	4,281	3,240
US GAAP adjustments:
With-profits fund	1,384	1,030
Other operations*	262	858

	1,646	1,888

Shareholders' equity in accordance with US GAAP	5,927	5,128

*
The 2003 figures for these lines have been restated. See Note 4 of the notes to Prudential's consolidated financial statements.

        Shareholders' equity was greater under US GAAP than UK GAAP in 2004 and 2003, respectively, by £1,646 million and £1,888 million. The greater equity in respect of with-profits business was £1,384 million at December 31, 2004 and £1,030 million at December 31, 2003. This difference predominantly reflects the attribution to shareholders of a 10% interest in the excess of assets over liabilities held within the with-profits fund.

        The following table analyzes the shareholders' 10% interests in adjustments to the with-profits fund as reflected above.

	At December 31,
	2004	2003
	(In £ Millions)
US GAAP adjustments:
Land and buildings	(534)	(448)
Revenue and expense recognition	(114)	(164)
Deferred acquisition costs	142	149
Policy liabilities	459	398
UK basis excess of assets over liabilities	1,485	1,124
Recognition of pension scheme minimum liability	(111)	(115)
Other	79	89
Deferred tax effect of the above adjustments	(22)	(3)

	1,384	1,030

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

        The following table analyzes US GAAP adjustments to shareholders' interests in other operations.

	At December 31,
	2004	2003
	(In £ Millions)
Business acquisitions and investments in associates	531	461
Land and buildings	(845)	—
Investment securities	1,025	1,180
Revenue and expense recognition	(1,199)	(848)
Deferred acquisition costs	201	6
Policy liabilities	589	333
Pension plans	221	248
Recognition of minimum pension liability	(320)	(333)
Shareholder dividend liability	253	214
Derivative instruments	(235)	(335)
Other*	16	57
Deferred tax effect of the above adjustments	25	(125)

	262	858

*
The 2003 figure for this line has been restated. See Note 4 of the notes to Prudential's consolidated financial statements.

        For other operations, shareholders' equity on a US GAAP basis was higher than that on a UK GAAP basis by £262 million in 2004 but higher by £858 million in 2003, as adjusted to reflect the UK GAAP implementation of UITF Abstract 38 "Accounting for ESOP Trusts".

        The principal reasons for the increase in consolidated shareholders' equity under US GAAP for other operations compared to consolidated shareholders' funds under UK GAAP are:

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

        The incremental effects of the above items have been considerably reduced by the implementation of SOP 03-1 "Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and for Separate Accounts" in 2004. The adoption of the provisions of SOP 03-1 resulted in real estate previously carried at fair value within separate account assets now being carried at depreciated historical cost with a total charge to shareholders' equity of £894 million in 2004. See Notes 36 and 37 of the notes to Prudential's consolidated financial statements for further discussion.

Available-for-Sale Debt and Equity Securities

        For US GAAP purposes, the group has classified certain debt, other fixed income and equity securities principally in relation to Jackson National Life and the UK annuity business as available-for-sale. Securities classified as available-for-sale are carried at fair value and changes in unrealized gains and losses are reflected in accumulated other comprehensive income in shareholders' equity. Impairments in the value of available-for-sale securities that are considered other than temporary are reflected as realized losses in net income. The group's available-for-sale investments at December 31, 2004 and 2003 were as follows:

	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
	(In £ Millions)
December 31, 2004
Fixed maturities—available-for-sale
UK government securities	3,211	153	(4)	3,360
US government and other governments	2,947	226	(3)	3,170
Local government securities	716	31	(1)	746
Corporate securities	28,721	2,435	(100)	31,056
Mortgage-backed securities	3,291	97	(21)	3,367
Other debt securities	1,397	9	(14)	1,392

Total fixed maturities—available-for-sale	40,283	2,951	(143)	43,091
Equity securities—available-for-sale	391	78	(1)	468

Total available for sale fixed maturities and equity securities	40,674	3,029	(144)	43,559

December 31, 2003
Fixed maturities—available-for-sale
UK government securities	3,337	77	(25)	3,389
US government and other governments	667	57	(1)	723
Local government securities	264	84	—	348
Corporate securities	29,562	2,522	(154)	31,930
Mortgage-backed securities	4,435	124	(40)	4,519
Other debt securities	1,365	14	(9)	1,370

Total fixed maturities—available-for-sale	39,630	2,878	(229)	42,279
Equity securities—available-for-sale	472	47	(13)	506

Total available for sale fixed maturities and equity securities	40,102	2,925	(242)	42,785

        Fair value for listed securities or otherwise actively traded securities is based on their quoted market price. The group's determination of fair value for unlisted or inactively traded securities without a readily ascertainable market value is generally based on values provided by independent sources, including broker-dealer provided estimates. Where third party information is not available, the group performs alternative valuation techniques, including discounted cash flow analysis, option-adjusted spread models, and enterprise valuation. At December 31, 2004 and 2003, available-for-sale securities without a readily ascertainable market value having a cost of £8,885 million and £9,427 million, respectively, had an estimated fair value of £9,421 million and £9,862 million, respectively.

        As of December 31, 2004 and 2003, the amount of gross unrealized losses and related fair value, by investment type included in accumulated other comprehensive income in shareholder's equity, was as follows:

	December 31, 2004		December 31, 2003
	Estimated Fair Value	Gross Unrealized (Losses)	Estimated Fair Value	Gross Unrealized (Losses)
		(In £ Millions)
Fixed maturities—available-for-sale
UK government securities	843	(4)	2,376	(25)
US government and other governments	422	(3)	402	(1)
Local government securities	—	(1)	20	—
Corporate securities	4,130	(100)	3,918	(154)
Mortgage-backed securities	982	(21)	1,690	(40)
Other debt securities	833	(14)	369	(9)

Total fixed maturities—available-for-sale	7,210	(143)	8,775	(229)
Equity securities—available-for-sale	3	(1)	44	(13)

Total available for sale fixed maturities and equity securities	7,213	(144)	8,819	(242)

        The majority of fixed maturities in the group's portfolio are rated by external rating agencies. Fixed maturities are considered investment grade if they carry a rating of BBB-/Baa3 or better. For fixed maturities in an unrealized loss position at December 31, 2004, 81% (based on fair value) were investment grade, 6% were below investment grade and 13% were not rated. For fixed maturities in an unrealized loss position at December 31, 2003, 89% were investment grade, 3% were below investment grade and 8% were not rated. At December 31, 2004 and 2003, unrealized losses from fixed maturities that were below investment grade or not rated represented approximately 37% and 24%, respectively, of gross unrealized losses on available-for-sale fixed maturities.

        Corporate fixed maturities in an unrealized loss position were diversified across industries. As of December 31, 2004, the industries representing the larger unrealized losses included financial services (20% of fixed maturities gross unrealized losses) and automobiles (6%). As of December 31, 2003, the industries representing the larger unrealized losses included financial services (17% of fixed maturities gross unrealized losses) and industrial and manufacturing (6%). Other debt securities in an unrealized loss position primarily comprise asset-backed securities, including collateralized debt obligations. As of December 31, 2004 and 2003, asset-backed other debt securities represented 15% and 13%, respectively, of fixed maturities gross unrealized losses, including 1% and 2%, respectively, related to collateralized debt obligations. The group had no material unrealized losses on individual fixed maturities or equity securities at December 31, 2004 or 2003.

        As of December 31, 2004 and 2003, the amounts of gross unrealized losses for fixed maturities and equity securities continuously in an unrealized loss position for the time periods indicated are shown in the table below.

	December 31, 2004
	Fixed Maturities
	Not Rated	Non-Investment Grade	Investment Grade	Equity Securities	Total
	(In £ Millions)
Less than six months	(9)	(2)	(15)	—	(26)
Six months to one year	(5)	(1)	(14)	(1)	(21)
One year to two years	(7)	(11)	(47)	—	(65)
Two years to three years	—	—	(6)	—	(6)
Three years to four years	(4)	(1)	(6)	—	(11)
Four years to five years	—	(8)	(2)	—	(10)
Five years to six years	—	(5)	—	—	(5)

Total gross unrealized losses	(25)	(28)	(90)	(1)	(144)

	December 31, 2003
	Fixed Maturities
	Not Rated	Non-Investment Grade	Investment Grade	Equity Securities	Total
	(In £ Millions)
Less than six months	(9)	(3)	(73)	(1)	(86)
Six months to one year	(12)	(9)	(39)	—	(60)
One year to two years	(1)	(4)	(20)	(4)	(29)
Two years to three years	(10)	(4)	(7)	(8)	(29)
Three years to four years	—	—	(23)	—	(23)
Four years to five years	—	—	—	—	—
Five years to six years	(2)	—	(13)	—	(15)

Total gross unrealized losses	(34)	(20)	(175)	(13)	(242)

        The amount of gross unrealized losses for fixed maturities in an unrealized loss position by maturity date as of December 31, 2004 and 2003 was as follows:

	At December 31,
	2004	2003
	(In £ Millions)
Less than one year	(10)	(1)
One to five years	(4)	(3)
Five to ten years	(16)	(36)
More than ten years	(78)	(140)
Mortgage-backed securities and other debt securities	(35)	(49)

Total gross unrealized losses	(143)	(229)

Realized Losses

        The following table sets out certain additional information relating to sales and realized losses on available-for-sale securities sold at a loss and impairment losses recognized:

	2004	2003	2002
	(In £ Millions)
Sales proceeds	1,586	4,042	1,989

Gross realized losses on sales	(87)	(140)	(260)
Impairment losses	(43)	(148)	(360)

Gross realized losses	(130)	(288)	(620)

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

        For 2004, other than temporary impairment losses recognized amounted to £43 million. Approximately 58% of the impairment losses were recorded on structured asset-backed securities, primarily due to reduced cash flow expectations on such securities that are collateralized by diversified pools of primarily below investment grade securities. Approximately 30% of these losses related to the impairments of fixed maturities of five individual corporate issuers, including one operating in the telecommunications industry and four industrial and manufacturing issuers. The telecommunications company had filed for bankruptcy in 2002 which resulted in the Group's decision to further write down the investment due to reduced expectations for a full recovery of the book value. The market value of the industrial and manufacturing issuers were written down to reflect the continuing weakness in their trading performance.

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

        To the extent factors contributing to the impairment losses recognized in 2004, 2003 and 2002 affected other investments, such investments were reviewed for other than temporary impairment and losses were recorded if appropriate.

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

        In 2004, the group realized gross losses on sales of available-for-sale securities of £87 million. Approximately 58% of these losses related to the disposal of fixed maturities of twelve individual issuers, which were disposed of as a result of changed circumstances. These included a restatement announcement materially impacting the holding results, an exporting holding negatively impacted by changes in currency value, and the deteriorating credit fundamental faced by other industry holdings which resulted in an uncertainty regarding the future value of their securities. Significant losses were realized on three energy and utilities holdings (£22 million), a mining entity (£9 million), investments in a UK Government bond (£4 million), a telecommunications holding (£3 million), and 5 other industry holdings (£12 million).

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

        The Group currently intends to hold available-for-sale securities with unrealized losses not considered other than temporary until they mature, or recover in value. However, if the specific facts and circumstances surrounding a security or the outlook for its industry sector change, the group may sell the security and realize a loss. Of the gross realized losses on sales of available-for-sale securities during 2004, 30% arose from securities that had been in an unrealized loss position for less than six months, 6% for six months to one year and 64% for more than one year. Of the gross realized losses on sales of available-for-sale securities during 2003, 50% arose from securities that had been in an unrealized loss position for less than six months, 25% for six months to one year and 25% for more than one year. Of the gross realized losses on sales of available-for-sale securities during 2002, 28% arose from securities that had been in an unrealized loss position for less than six months, 55% for six months to one year and 17% for more than one year.

US GAAP Restructuring Analysis

        In 2001, Prudential announced the restructuring of the direct sales force and customer service channels of its UK and Europe Insurance Operations. These changes also included a simplification of the organizational structure and plans for a significant reduction in operating costs. During 2004, £2 million of termination and redundancy costs were expensed. In 2003, Prudential expensed £37 million in relation to this provision, comprising £4 million termination and redundancy costs, £3 million property costs and £30 million other transition and system related costs. In 2002, £46 million was expensed comprising £15 million of termination and redundancy costs, £17 million property costs, and £14 million other transition and system related costs.

        In 2002, Prudential announced plans to establish an off-shore service center in India to improve customer contact service levels for its UK Insurance Operations customers and to achieve further cost savings to those announced in 2001. During 2004 an unused provision for termination and redundancy costs of £9 million was released to the statement of income, and an additional provision of £1 million was expensed for other transition and system related costs. In 2003, Prudential expensed £5 million, comprising £2 million of termination and redundancy costs, and £3 million to other system and property charges. In 2002, £10 million was expensed, comprising £9 million of termination and redundancy costs and £1 million of property costs

        In July 2004 Egg announced its withdrawal from the French market. For US GAAP purposes, £100 million was expensed during the year, of which £25 million related to termination and redundancy costs and £75 million to other associated costs.

        For a detailed discussion of these UK restructurings, see "—Analysis by Geographic Region—UK and Europe Insurance Operations—UK Restructurings".

New US Accounting Pronouncements

        Several new US accounting standards were issued during 2004 and 2003 that are pertinent to Prudential's US GAAP consolidated financial statements. These are discussed in detail in Note 37 of the notes to Prudential's consolidated financial statements.

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

        Prudential received £521 million in cash remittances from business units in 2004, compared with £586 million in 2003 and £536 million in 2002. These remittances comprise the shareholders' statutory transfer from the Prudential Assurance long-term with-profits fund relating to earlier bonus declarations, together with dividends, loans and interest received from subsidiaries.

        After dividends and interest paid, there was a net inflow of £54 million in 2004 compared to a net inflow of £12 million in 2003 and a net outflow of £97 million in 2002. In 2004, Prudential invested £31 million in corporate activities compared to receipts of £58 million in 2003. Receipts of £543 million in 2002 included cash proceeds arising from the sale of the UK personal lines property and casualty insurance operation and exceptional tax receipts. Including the proceeds of UK equity issuances and tax relief, total net surplus in 2004 was £176 million, compared to £177 million in 2003 and £545 million in 2002.

        In 2004, Prudential invested £347 million into its businesses, comprising £158 million relating to Prudential's Asian operations and £189 million relating to its UK operations. In September 2002, Prudential provided Jackson National Life with £321 million of capital to support high volumes of fixed annuity writings, additional guaranteed minimum death benefit reserves and to replace capital consumed by bond losses and impairments. Also during 2002, Prudential invested £354 million, primarily in its shareholder-backed business in the United Kingdom and in Asia, this compares to a total of £173 million invested in 2003, £145 million of which related to Asia.

        Together with the proceeds from the rights offering of £1,021 million, in aggregate this gave rise to a surplus of £850 million in 2004 compared to £4 million in 2003 and a financing requirement of £130 million in 2002 which was satisfied through an increase in core debt.

Liquidity Requirements

Dividend Payments

        Total dividends proposed paid by Prudential were £323 million, £447 million and £509 million for the years ended December 31, 2004, 2003 and 2002 respectively. The final dividend in respect of the year ended December 31, 2004 of £253 million was paid on May 25, 2005.

Debt Service Costs

        Debt service costs in respect of core borrowings paid by Prudential in 2004 were £154 million compared to £143 million for 2003 and £130 million in 2002. The increase in 2004 primarily reflects increased borrowing during the year. Of total consolidated borrowings of £4,673 million at December 31, 2004, the parent company and finance subsidiaries had core borrowings of £2,509 million outstanding, including $250 million of bonds due to mature in 2005, £150 million of bonds due in 2007, and £250 million of bonds in due 2009. The remaining outstanding core borrowings are due to mature in more than five years.

Investment in Businesses

        In 2004, Prudential invested £158 million into its Asian business. Prudential expects to invest approximately the same amount in 2005. In 2006, Prudential expects Prudential Corporation Asia to be a net capital provider to the Group based on current business plans. In 2004, Prudential also invested £189 million into its UK business. This amount is expected to increase to approximately £250 million in 2005. See item 4—"Business of Prudential—Strategy-Growing the Business"

        In 2003, Prudential invested £173 million into its businesses, the majority of which was invested in Asia.

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

Acquisition of Businesses

        In 2004, Jackson National Life entered into an agreement to buy Life Insurance Company of Georgia from ING Group NV for £142 million. The purchase was completed in May 2005.

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

Other Capital Expenditures

        Prudential spent £2 million, £4 million and £2 million in 2004, 2003 and 2002, respectively, to refurbish several of its office buildings.

Liquidity Sources

        The parent company and finance subsidiaries held cash and short-term investments of £1,561 million, £432 million and £226 million at December 31, 2004, 2003 and 2002 respectively. The principal source of cash in 2004 was the rights offering, with net proceeds of £1,021 million. Other sources of cash include dividends, loans and interest received from operating subsidiaries, proceeds from borrowings and the sale of businesses.

        Prudential received £521 million in cash remittances from business units in 2004, compared with £586 million received in 2003 and £917 million received in 2002. These remittances comprise the shareholders' statutory transfer from the Prudential Assurance long-term with-profits fund relating to earlier bonus declarations, together with dividends, loans and interest from subsidiaries.

Shareholders' Statutory Transfer

        In 2004, Prudential declared total bonus of £2 billion from Prudential Assurance's primary with-profits fund, of which £1.8 billion was added to with-profits policies and £198 million was distributed to shareholders. In 2003, Prudential declared total bonuses of £2.1 billion from Prudential Assurance's long-term with-profits fund, of which £1.9 billion was added to with-profits policies and £209 million was distributed to shareholders. In 2002, Prudential declared total bonuses of £2.7 billion from Prudential Assurance's long-term with-profits fund, of which £2.45 billion was added to with-profits policies and £273 million was distributed to shareholders. The bonus rates for the Prudence Bond and personal pensions remained constant with 2003.

Dividends, Loans and Interest Received from Subsidiaries

        Under UK company law, dividends can only be paid if a company has distributable reserves sufficient to cover the dividend. In Prudential Assurance, Prudential's largest operating subsidiary, distributable reserves are created mainly by the statutory long-term business profit transfer to shareholders that occurs upon the declaration of bonuses to policyholders of with-profit products, see "—Shareholders' Statutory Transfer" in this section. Prudential's insurance, banking and fund management subsidiaries' ability to pay dividends and loans to the parent company is restricted by various laws and regulations. Jackson National Life is subject to state laws that limit the dividends payable to its parent company. Dividends in excess of these limitations generally require approval of the state insurance commissioner.

        The table below shows the dividends, loans and other amounts received by the parent company from the principal operating subsidiaries during the year ended December 31, 2004.

	Dividends, loans and interest received in
	2004	2003	2002
	(In £ Millions)
UK and Europe Insurance Operations (mainly Prudential Assurance)	308	406	710
M&G	84	84	138
US Operations	62	48	42
Asian Operations	67	48	27

Total	521	586	917

        With the exception of Egg, each of Prudential's main operations generate profits sufficient to pay dividends, loans or other amounts to the parent. The amount of dividends paid by the operations is determined after considering the development, growth and investment requirements of the operating businesses. Prudential does not believe that the legal and regulatory restrictions constitute a material limitation on the ability of businesses to meet their obligations or pay dividends to the parent company.

        The parent company received total dividends, loans and other amounts from its main operations of £521 million in 2004 compared with £586 million in 2003 and £917 million in 2002. Amounts received from UK and Europe Insurance Operations in 2004 included £208 million relating to the PAC shareholder's statutory life fund transfer and £100 million of additional dividends from the PAC shareholders' funds. In 2003, amounts received were £286 million relating to the PAC shareholder's statutory life fund transfer, £100 million of additional dividends from the PAC shareholders' funds and £20 million from other operations. Amounts received in 2002 included £324 million relating to the shareholder's statutory life fund transfer and £386 million arising from the sale of the UK personal lines and property casualty insurance operations.

        In Asia, Prudential's more established operations in Singapore, Hong Kong and Malaysia remit surplus capital to the Group.

Sale of Businesses

        In October 2004, Jackson National Life sold Jackson Federal Bank for £166 million. See Item 4, "Information on the Company—Business of Prudential—US Business—Jackson Federal Bank"

        In August 2004, Prudential sold its interest in Life Assurance Holding Corporation Limited for £41 million.

        In December 2003, Prudential agreed to sell its Dublin based management services company, Prudential Europe Management Services Ltd to Capita Life and Pensions Services Ireland Limited for £16 million. See Item 4, "Information on the Company—Business of Prudential—UK and Europe Business—European Business—Sale of Prudential Europe Management Services".

        In January 2003, Prudential sold its German life business to Canada Life for £82 million. See Item 4, "Information on the Company—Business of Prudential—UK and Europe Business—European Business—Sale of German Business to Canada Life".

Shareholders' Borrowings and Financial Flexibility

        As a result of the holding company's net funds inflow of £850 million and exchange translation gains of £49 million, net core borrowings at December 31, 2004 were £1,236 million, compared to £2,135 million at December 31, 2003.

        After adjusting for holding company cash and short-term investments of £1,561 million, core structural borrowings of shareholder financed operations at the end of 2004 totaled £2,797 million, compared with £2,567 million at the end of 2003. This increase reflected the issue of US$250 million Perpetual Subordinated Capital Securities exchangeable at the issuer's option into preference shares and additional short-term borrowings of £150 million, partly offset by exchange translation gains of £57 million. Core long-term loans at the end of 2004 included £1,762 million at fixed rates of interest with maturity dates ranging from 2005 to perpetuity. Of the core borrowings, £898 million were denominated in US dollars, to hedge partially the currency exposure arising from the Group's investment in Jackson National Life.

        Prudential has had in place an unlimited global commercial paper program since November 2001. At December 31, 2004, Prudential had amounts outstanding under this program amounting to £517 million, US$761 million and €445 million with an average sterling interest rate of 4.85% per annum.

        In 2001, Prudential established a £5,000 million European Medium Term Note program ("MTN"). At December 31, 2004 subordinated debt outstanding under this program was £435 million and €520 million, and senior debt outstanding was US$18 million.

        In addition the holding company has access to £1,400 million committed revolving credit facilities, provided by 14 major international banks. The facility matures on December 17, 2009. There have been no draw-downs under this facility since inception and hence there was no amount outstanding at December 31, 2004. Prudential also maintains uncommitted credit facilities totaling £346 million. There was no amount outstanding under these facilities at December 31, 2004. Prudential also has access to a committed securities lending liquidity facility of £500 million. Prudential has not drawn down under this facility.

        The Group is funded centrally, except for Egg, which is responsible for its own financing. The Group's core debt is managed to be within a target level consistent with its current debt ratings.

        Prudential plc enjoys strong debt ratings from Standard & Poor's, Moody's and Fitch Ratings. Prudential long-term senior debt is rated AA- (negative outlook), A2 (stable outlook) and AA- (stable outlook) from Standard & Poor's, Moody's and Fitch Ratings respectively, while short-term ratings are A1+, P-1 and F1+.

        During 2004 Prudential issued US$250 million Perpetual Subordinated Capital Securities exchangeable at the issuer's option into preference shares. The coupon on the securities was 6.75% and the proceeds have been used to pre-finance the US$250 million debt maturing in 2005.

        During 2003 Prudential issued US$1 billion Perpetual Subordinated Capital Securities with a coupon of 6.5% to optimize its balance sheet structure and financial flexibility. Subsequently Prudential entered into an interest rate swap and is paying 3-month US$ LIBOR plus 80 basis points. The proceeds of the issue were used to refinance existing senior debt, primarily commercial paper.

        During 2003, the €500 million fixed rate notes issued in 2001 were swapped into floating rate pounds sterling borrowings of £333 million.

        During 2003 and 2002, Jackson National Life entered into reverse repurchase and dollar roll repurchase agreements, whereby it agreed to sell and repurchase securities. These activities have been accounted for as financing transactions, with the assets and associated liabilities included in the consolidated balance sheets. As of December 31, 2004 and 2003, the liabilities were £nil.

        Short-term borrowings under such agreements averaged £6 million and £913 million during 2004 and 2003, respectively. Interest paid totaled zero and £6 million in 2004 and 2003 respectively. The highest level of short-term borrowings at any month end was £251 million in 2004 and £1,517 million in 2003.

        Jackson National Life has entered into securities lending arrangements with an agent bank whereby blocks of securities are loaned to third parties, primarily major brokerage firms. As of December 31, 2004 and 2003, obligations under these arrangements were £446 million and £515 million, respectively. The agreement requires a minimum of 102% of the fair value of the loaned securities to be held as collateral, calculated on a daily basis. To further minimize the credit risks related to this program, the financial condition of counter-parties is monitored on a regular basis.

        Jackson National Life has entered into a program of funding arrangements (European and Global Medium Term Notes—EMTNs and GMTNs) under contracts which, in substance, are almost identical to Guaranteed Investment Contracts. As of December 31, 2004 and 2003, the liabilities under these funding arrangements were £2,862 million and £3,247 million, respectively.

        The commercial paper program, the medium term note program, the committed revolving credit facility, the uncommitted facilities and the committed secured lending facility are available for general corporate purposes and to support the liquidity needs of Prudential. Prudential anticipates that these programs and facilities are sufficient to meet foreseeable requirements to support shareholders' existing operations. However, to meet all of its strategic objectives, such as the funding of potential future acquisitions, Prudential may need to raise further financing, which may include recourse to the debt or equity markets.

        As at December 31, 2004, Prudential had a surplus of £845 million based on FSA requirements for purposes of the Insurance Groups Directive. The Insurance Groups Directive is discussed in greater detail in Item 4, "Information on the Company—UK Supervision and Regulation".

Off-Balance Sheet Arrangements

        During the normal course of business Prudential enters into various off-balance sheet arrangements in order to increase liquidity and decrease certain risks.

        At December 31, 2004, Egg had two credit default swaps in place, comprising residential mortgages of £1.6 billion and asset backed securities of £785 million. Their effect is to remove from Egg's balance sheet the risk of default on the underlying assets and reduce the regulatory capital that must be held by Egg in relation to these assets.

        Any potential credit risk relates to the swap counter-party, namely its ability to pay in the event of default on the underlying assets. If such a double failure occurred, Egg could be required to increase regulatory capital held against the underlying assets. All swap counter-parties are highly rated financial institutions.

        Egg has also entered into interest rate swaps and forward rate agreements for the purpose of hedging interest rate risk on lending to customers. The total notional value of these swaps is £4.2 billion.

        At December 31, 2004, Egg had entered into a series of off-balance sheet transactions to hedge against foreign currency exposures with nominal value of £1.3 billion.

        At December 31, 2004, M&G had entered into a series of off-balance sheet transactions relating to interest rate swaps and caps, cross currency swaps, credit default swaps and similar instruments. These derivatives were entered into in the normal course of business and solely for the purpose of matching or eliminating risks arising from potential movements in interest and exchange rates inherent in M&G's assets and liabilities. These derivatives are reviewed regularly for their effectiveness as hedges.

        Jackson National Life has commitments for future payments related to equity index call options totaling £8 million as at December 31, 2004, which are accounted for on a deferred basis and therefore were off-balance sheet. These commitments were entered into in the normal course of business to hedge obligations associated with the issuance of fixed index immediate and deferred annuities. The commitments are due over the next three years.

        Jackson National Life has unfunded commitments related to its investments in limited partnerships totaling £157 million at December 31, 2004. These reflect on demand contractual commitments to fund further investments by the limited partnerships. For further discussion of derivatives and hedging instruments, please see Note 24.

Contractual Obligations

        Contractual obligations with specified payment dates at December 31, 2004 were as follows:

	Principal payments due by period
	Less than 1 Year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	After 5 Years	Total
	(In £ Millions)
Borrowings(1)	1,433	8	150	—	250	2,832	4,673
Other contractual obligations
UK Banking(2)	797	792	561	6	2,003	—	4,159
Jackson National Life funding arrangements	527	668	562	143	366	596	2,862
Equity indexed call options	—	4	4	—	—	—	8
Guaranteed Investment Contracts	617	254	30	39	46	2	988
Annuities without life contingencies	62	50	45	58	25	71	311
Leases on land and buildings	30	30	29	28	27	1,785	1,929
Borrowings of associates	—	—	—	—	—	1,106	1,106
Pension and other post retirement contributions(3)	31	—	—	—	—	—	31
Purchase obligations(4)	157	—	—	—	—	—	157

Total(5)	3,654	1,806	1,381	274	2,717	6,392	16,224

(1)
See Note 28 of the notes to Prudential's consolidated financial statements. The payments for each of the periods presented do not consider the Group's interest rate swap agreements.

(2)
Included in UK Banking is £2,230 million of medium-term note funding raised in a credit card receivables securitization transaction. For further details of this transaction see Note 37 of the notes to Prudential's consolidated financial statements. In addition to the amounts included above, Egg has commitments to issue loans and advances to customers of £7,642 million. These represent agreements to lend to customers in accordance with contractual provisions which are either for a specified period, or as in the case of credit cards, represent a revolving credit facility which can be drawn down at any time providing the agreement has not been terminated. The total amount does not necessarily represent future cash requirements, in that commitments are often not drawn upon.

(3)
This amount represents the Group's best estimate regarding expected employer pension plan contributions in 2004. See Note 37 of the notes to Prudential's consolidated financial statements. No amounts subsequent to 2004 have been included as they are not readily determinable at this time.

(4)
As at December 31, 2004, Jackson National Life had unfunded commitments related to its investments in limited partnerships of £157 million. These commitments have been included in payments due in less than one year since the timing of funding for those obligations cannot be estimated.

(5)
Other than annuities without life contingencies and Guaranteed Investment Contracts that both contain contractually scheduled maturities, cashflows relating to the Group's insurance liabilities of £129 billion have been excluded from the table above. This is due to the uncertainty with respect to the timing and amount of those cashflows, which depend on the incidence of mortality, morbidity and policyholder withdrawal behaviour, and on future interest rates and market performance.

One example of contracts with uncertain cashflows is Prudential UK's unitized with-profits Investment Bonds, which are written as whole of life products without a fixed maturity date. Regular bonuses are credited daily, based on investment returns less charges. A possible final bonus is added on surrender, subject to a possible market value adjustment, or on death. The timing and amount of payment thus depends on market performance, company bonus crediting policy and policyholder withdrawal behaviour.

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

        The primary source of short-term liquidity to support operations is a pool of highly liquid, high quality short-term instruments to provide liquidity in excess of the expected cash requirements. At December 31, 2004, the investment assets included £35,834 million of equity securities, £41,769 million of debt securities and £5,772 million of deposits.

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

        At December 31, 2004 and 2003, Prudential Assurance's long-term fund assets in excess of its capital requirements on a like-for-like basis were £7,751million and £5,017 million respectively. The principal reason for the increase at December 31, 2004 was the rise in global equity markets during the year. The Integrated Prudential Sourcebook, which came into effect on December 31, 2004, introduced an additional capital requirement, the "with-profits insurance capital component", which at December 31, 2004, amounted to £3,675 million.

M&G

        The principal liquidity source for M&G is fee income for managing retail, institutional and the internal investment funds of Prudential's UK operations. The principal liquidity requirement is operating expenses. Amounts are distributed to the parent company after considering capital requirements. Capital requirements are driven by the regulatory stipulations based on fixed operating expenses and other operating considerations. At December 31, 2004, M&G met the relevant regulatory requirements.

Egg

        Egg has a balance of funding between deposits from customers (approximately 60%) and wholesale liabilities and subordinated debt (approximately 40%). This funding supports the retail asset book and treasury assets. The majority of treasury assets are held for liquidity purposes.

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

        In 2002, Egg issued £75 million additional loan capital with a coupon of 6.875% for a 19 year term (2021). This was issued at premium of £3.1 million. There is an early repayment option in 2016 for both loan capital issues. In 2003 Egg issued £250 million of loan capital with a coupon of 7.5% and is perpetual with a callable date of 2013. This was issued at a £0.9 million discount. There were no subordinated loan capital issues in 2004.

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

        Liquidity requirements are principally for purchases of new investments and businesses, repayment of principal and interest on intercompany debt, payments of interest on surplus notes, funding of insurance product liabilities, including payments for policy benefits, surrenders, maturities and new policy loans and funding of expenses, including payment of commissions, operating expenses and taxes. At December 31, 2004, Jackson National Life's outstanding notes and bank debt included:

  •
  $250 million of surplus notes maturing in 2027,

  •
  $228 million of senior notes maturing by 2015,

  •
  $18 million of collateralized loans maturing by 2006,

  •
  $8 million of non-investment grade debt issued by variable interest entities maturing by 2013.

        Significant increases in interest rates and disintermediation can create sudden increases in surrender and withdrawal requests by policyholders and contractholders. Other factors that are not directly related to interest rates can also give rise to disintermediation risk, including but not limited to changes in ratings from rating agencies, general policyholder concerns relating to the life insurance industry (e.g., the unexpected default of a large, unrelated life insurer) and competition from other products, including non-insurance products such as mutual funds, certificates of deposit and newly developed investment products. Most of the life insurance, annuity and institutional products Jackson National Life offers permit the policyholder or contractholder to withdraw or borrow funds or surrender cash values, although some include policy restrictions such as surrender charges and market value adjustments to discourage early withdrawal of policy and contract funds. At December 31, 2004, approximately $10.2 billion of policy and contract funds had no surrender charge or market value adjustment restrictions.

        Jackson National Life uses a variety of asset-liability management techniques to provide for the orderly provision of cash flow from investments and other sources as policies and contracts mature in accordance with their normal terms. Jackson National Life's principal sources of liquidity to meet unexpected cash outflows associated with sudden and severe increases in surrenders and withdrawals are its portfolio of liquid assets and its net operating cash flows. At December 31, 2004, the portfolio of cash, short-term investments and publicly traded bonds and equities amounted to $31.6 billion. Operating net cash inflows for 2004 were $2.1 billion. Prudential believes that these liquidity sources are sufficient to satisfy the company's liquidity needs.

        At December 31, 2004, the statutory capital and surplus of Jackson National Life was $3,141 million, which was significantly in excess of the requirements set out under Michigan insurance law. As described in Item 4, "Information on the Company—Supervision and Regulation of Prudential—US Supervision and Regulation", Jackson National Life is also subject to risk-based capital guidelines that provide a method to measure the adjusted capital that a life insurance company should have for regulatory purposes, taking into account the risk characteristics of the company's investments and products. At December 31, 2004, Jackson National Life's total risk based capital ratio under the National Association of Insurance Commissioners' definition substantially exceeded model act standards.

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

        The primary source of short-term liquidity in Asia is a pool of highly liquid, high quality short-term instruments to provide liquidity in excess of the expected cash requirements. This is supplemented by capital contributions from the parent company. At December 31, 2004, the investment assets included £3,800 million of debt and other fixed income securities and £2,000 million of equity securities.

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

        Net cash provided by operating activities was £7,243 million in 2004 compared with £5,230 million in 2003 and £4,189 million in 2002. Net cash used for investing activities in 2004 was £7,534 million compared with £4,142 million in 2003 and £8,522 million in 2002. Cash used to purchase investments exceeded proceeds from sales and maturities by £7,374 million in 2004 compared with £3,553 million in 2003 and £8,506 million in 2002. Net cash provided (used) by financing activities was £907 million in 2004 compared with £(1,014) million in 2003 and £4,127 million in 2002. Policyholders' deposits exceeded withdrawals by £164 million in 2004. In 2003, policyholders' withdrawals exceeded deposits by £751 million while deposits exceeded withdrawals by £2,207 million in 2002. Repayment of long-term borrowings were £255 million, £125 million and £199 million in 2004, 2003 and 2002 respectively, while proceeds from long-term borrowings were £126 million in 2004, £847 million in 2003 and £97 million in 2002.

        The Group had cash balances of £2,037 million, £1,140 million and £1,086 million at December 31, 2004, 2003 and 2002, respectively.

Introduction of the Euro

        The euro was introduced on January 1, 1999 and the former currencies withdrawn in early 2002 in 12 member states of the European Union (excluding the United Kingdom, Sweden and Denmark) in accordance with the treaty on European Economic and Monetary Union ("EMU"). If the euro is introduced in the United Kingdom, Prudential will need to make changes in its information technology and other systems in order to accommodate the use of the euro in its products, systems and operations. Prudential's UK business units' assessment and planning for the possibility that the United Kingdom will join EMU and introduce the euro is presently dealt with as a "business as usual" task and it is therefore difficult to separate discrete euro expenditure from the Group's general systems enhancements and development spend. In June 2001, the UK Government announced that a detailed economic assessment would be made to determine whether the economic conditions were right for the United Kingdom to join EMU. The Government announced in June 2003 that the economic conditions did not support entry at such time and that a decision on whether to undertake a further detailed economic assessment in 2004 would be taken by spring 2004. In March 2004, and again in March 2005, the UK Government announced that no further assessment would be initiated at that time.

Item 6. Directors, Senior Management and Employees

        The Prudential Board of Directors currently consists of 14 directors. Since January 2004, the following Board changes have occurred: Mark Norbom, James Ross, Michael Garrett and Keki Dadiseth were appointed as directors on January 1, 2004, May 6, 2004, September 1, 2004 and April 1, 2005, respectively. Sandy Stewart, Bart Becht and Jonathan Bloomer resigned as directors on May 6, 2004, August 31, 2004 and May 5, 2005, respectively.

        Set forth below are the names, ages, positions, business experience and principal business activities performed outside of Prudential of the current Board members, as well as the dates of their initial appointment as directors. Ages given are as at April 30, 2005.

Sir David Clementi MA FCA MBA (Age 56)

        Sir David Clementi has been Chairman of Prudential since December 1, 2002. In July 2003 he was appointed by the Secretary of State for Constitutional Affairs to carry out a review of the regulation of legal services in England and Wales, which was completed in December 2004. In February 2003 he joined the Financial Reporting Council. He is also a non-executive director of Rio Tinto plc, which he joined on 28 January 2003. From September 1997 to August 2002 he was Deputy Governor of the Bank of England. During this time he served as a member of the Monetary Policy Committee and as a non-executive director of the Financial Services Authority. From 1975 to August 1997 he worked for the Kleinwort Benson Group, latterly as Chief Executive.

Mark Tucker FCA (Age 47)

        Mark Tucker has been re-appointed as an executive director on May 6, 2005, on which date he also became Group Chief Executive. From May 2004 to March 2005 he was Group Finance Director, HBOS plc and director of Halifax plc. Previously he was an executive director of Prudential from 1999 to 2003, and from 1993 to 2003 he was Chief Executive of Prudential Corporation Asia, and also held senior positions in Prudential's businesses in the UK and US. He first joined Prudential in 1986, having previously been a tax consultant.

Philip Broadley FCA (Age 44)

        Philip Broadley has been an executive director of Prudential and Group Finance Director since May 2000. In May 2005 he was appointed as a non-executive director of Egg plc. He is currently Deputy Chairman of the 100 Group of Finance Directors and a member of the Insurance Advisory Group of the International Accounting Standards Board. He is also President of the Przezornosc Charitable Foundation, which has been established in Poland in recognition of former policyholders with whom the Company lost contact. Previously, he was with the UK firm of Arthur Andersen, where he became a partner in 1993. He specialized in providing services to clients in the financial services industry, including regulators and government agencies in the United Kingdom and the United States.

Clark Manning FSA MAAA (Age 46)

        Clark Manning has been an executive director of Prudential since January 2002. He is also President and Chief Executive Officer of Jackson National Life. He was previously Chief Operating Officer, Senior Vice President and Chief Actuary of Jackson National Life, which he joined in 1995. Prior to that, he was Senior Vice President and Chief Actuary for SunAmerica Inc, and prior to that Consulting Actuary at Milliman & Robertson Inc. He has more than 20 years' experience in the life insurance industry, and holds both a bachelor's degree in actuarial science and an MBA from the University of Texas. He also holds professional designations of Fellow of the Society of Actuaries (FSA) and Member of the American Academy of Actuaries (MAAA).

Michael McLintock (Age 44)

        Michael McLintock has been an executive director of Prudential since September 2000. He is also Chief Executive of M&G, a position he held at the time of M&G's acquisition by Prudential in March 1999. He joined M&G in October 1992. He is also a non-executive director of Close Brothers Group plc.

Mark Norbom (Age 47)

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

Mark Wood FCA MSI (Age 51)

        Mark Wood has been an executive director of Prudential and Chief Executive of Prudential Assurance, UK and Europe since June 2001. In May 2002 he became a member of the Life Insurance Committee of the Association of British Insurers. He is a chartered accountant who qualified with Price Waterhouse in London, and has held a number of senior positions in the insurance industry. He was Deputy Chairman of the ABI, Chief Executive of Axa UK plc (formerly Sun Life & Provincial Holdings plc) and Axa Equity and Law plc, and Managing Director of AA Insurance. He is also Deputy Chairman of the NSPCC.

Keki Dadiseth FCA (Age 59)

        Keki Dadiseth has been an independent non-executive director of Prudential since April 2005. He is a member of the International Advisory Board of Marsh & McLennan Companies Inc., and from 1 April 2005 also a member of ACTIS LLP. He was Director, Home and Personal Care, responsible for the HPC business of Unilever worldwide, and was a main board director of Unilever PLC and Unilever N.V. from 2000 to 2005. He joined Hindustan Lever Ltd in India in 1973, became Vice President of the Hindustan Lever Management Committee in 1987, progressing to Chairman in 1996. He is a Trustee of the Ratan Tata Trust, a director of The Indian Hotels Company Limited, "The Taj Group", a member of the International Advisory Board of DaimlerChrysler Group and a director of the Indian School of Business (a venture between industry and the Business Schools at Wharton, Kellogg and LBS).

Michael Garrett (Age 62)

        Michael Garrett has been an independent non-executive director of Prudential since September 2004. He was an Executive Vice President of Nestlé S.A., and member of the Executive Board from 1992 until 30 April 2005. He has worked for Nestlé since 1961, becoming Head of Japan in 1990 and director with responsibility for the Far East in 1993. He was a member of the Advisory Committee for an APEC (Asia-Pacific Economic Cooperation) Food System. He remains a director of Nestlé companies in India, Japan and Malaysia. He has been additionally elected as a Board member of Bobst Group Switzerland on May 11, 2005.

Bridget Macaskill (Age 56)

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

Roberto Mendoza (Age 59)

        Roberto Mendoza has been an independent non-executive director of Prudential since May 2000. He was appointed as Chairman of the Remuneration Committee in July 2002. He is also the non-executive Chairman of Egg plc and Chairman of Integrated Finance Limited. Previously, he was Vice Chairman and director of JP Morgan & Co, Inc., a non-executive director of Reuters Group PLC and The BOC Group plc, and a managing director of Goldman Sachs.

Kathleen O'Donovan (Age 47)

        Kathleen O'Donovan has been an independent non-executive director of Prudential since May 2003. She is a non-executive director of the Court of the Bank of England, EMI Group plc and Great Portland Estates PLC. She is also Chairman of the Audit Committee of the Bank of England and of the Audit Committee of the EMI Group plc, and Chairman of the Invensys Pension Fund. Previously, she was Finance Director at BTR and Invensys. Prior to that she was a partner at Ernst & Young.

James Ross (Age 66)

        James Ross has been an independent non-executive director since May 2004. He holds non-executive directorships with McGraw Hill and Datacard in the United States and Schneider Electric in France. He is also Chairman of the Leadership Foundation for Higher Education. He was previously Deputy Chairman of National Grid Transco plc, and prior to that Chairman of National Grid Group plc and Littlewoods plc. He was also Chief Executive of Cable and Wireless plc and Chairman and Chief Executive of BP America Inc., and a Managing Director of the British Petroleum Company plc.

Rob Rowley FCMA (Age 55)

        Rob Rowley has been an independent non-executive director of Prudential since July 1999. He was appointed as Chairman of the Audit Committee in June 2000 and as Senior Independent Director of Prudential in December 2003. He is also executive Deputy Chairman of Cable and Wireless plc, a non-executive director of Taylor Nelson Sofres plc and a non-executive director of Liberty International plc. He retired as a director of Reuters Group PLC in December 2001, where he was Finance Director from 1990 to 2000.

Other Executive Officers

        With the exception of Paul Gratton, Chief Executive of Egg, the heads of Prudential's current business units (UK and Europe Insurance Operations, M&G, Jackson National Life and Prudential Corporation Asia) are also directors of Prudential, as set forth above.

Chairman's letter of appointment

        The Chairman is paid annual fees and the contractual notice periods are 12 months from either party. The Chairman participates in a medical insurance scheme, has life assurance cover and has the use of a car and driver. He is entitled to a supplement to his fees, intended for pension purposes. He is not a member of any Group pension scheme providing retirement benefits.

Service Contracts

        Executive directors have contracts that terminate on their normal retirement date, which is the date of their 60th birthday. The normal notice of termination that the Company is required to give executive directors is 12 months, although for newly appointed directors there may be an initial contractual period of up to two years before the 12 months' notice period applies. The service contracts for all current executive directors contain a 12 months' notice period from the Company. When considering termination of service contracts, the Remuneration Committee will have regard to the specific circumstances of each case, including a director's obligation to mitigate his loss.

        The contract for Clark Manning is a renewable one-year fixed-term contract. The contract is renewable automatically upon the same terms and conditions unless the Company or Clark Manning gives at least 90 days' notice prior to the end of the relevant term. In the case of the former, Clark Manning is entitled to continued payment of salary and benefits for the period of one year from the day such notice is delivered to him. The contract can also be terminated by the Company or Clark Manning by giving 12 months' notice. Payments of Clark Manning's salary during the period following the termination of employment will be reduced by the amount of any compensation earned by him from any subsequent employer or from any person for whom he performs services. Benefits to be provided during such period will also be cancelled to the extent that comparable benefits are available to him from these alternative sources.

        Non-executive directors do not have service contracts but are appointed pursuant to letters of appointment with notice periods of six months without liability for compensation.

Benefits and protections

        Executive directors receive certain benefits, principally participation in medical insurance schemes, the provision of a cash allowance for a car (except for Clark Manning and Mark Norbom), and, in some cases the use of a car and driver and security arrangements. Mark Norbom also receives expatriate allowances. No benefits are pensionable. The executive directors' pension arrangements and life assurance provisions are set out in the Pensions and Life Assurance section.

        Except for Clark Manning, the executive directors are eligible to participate in either the Company's UK or International Savings-Related Share Option Scheme. Options granted under these schemes are not subject to performance conditions because the UK plan is an all-employee share scheme governed by specific tax legislation and the international scheme mirrors it.

        In addition, the Company provides certain protections for directors and senior managers against personal financial exposure that they may incur in their capacity as such.

Policy on External Appointments

        Subject to the Board's approval, executive directors are able to accept external appointments as non-executive directors of other organizations.

Compensation

        In 2004, the aggregate compensation that Prudential paid or accrued to all Prudential directors and other executive officers as a group (17 persons) was £11,231,680 including performance related bonuses paid to executive directors and executive officers and an aggregate pension contribution of £1,617,246 and provision for future benefits.

Remuneration

	Year Ended December 31, 2004
	Salary/Fees	Bonus	Other Payments	Benefits	Total Emoluments
	(In £ Thousands)
Chairman
Sir David Clementi	435	—	—	25	460

Executive directors
Jonathan Bloomer	800	275	—	45	1,120
Philip Broadley(1)	500	250	—	38	788
Clark Manning(2)	464	1,003	—	19	1,486
Michael McLintock(3)	320	1,396	—	58	1,774
Mark Norbom(4,5 & 6) (from January 1, 2004)	475	395	233	239	1,342
Mark Wood(7)	500	419	—	47	966

Total executive directors	3,059	3,738	233	446	7,476

Non-executive directors
Bart Becht (until August 31, 2004)	33	—	—	—	33
Michael Garret (from September 1, 2004)	17	—	—	—	17
Bridget Macaskill (from September 1, 2003)	50	—	—	—	50
Roberto Mendoza	135	—	—	—	135
Kathleen O'Donovan (from May 8, 2003)	55	—	—	—	55
James Ross (from May 6, 2004)	36	—	—	—	36
Rob Rowley	90	—	—	—	90
Sandy Stewart (until May 6, 2004)	49	—	—	—	49

Total non-executive directors	465	—	—	—	465

Other executive officers as a group(8)	724	470	—	21	1,215

Overall total	4,683	4,208	233	492	9,616

(1)
Benefits include cash allowances for cars.

(2)
Clark Manning's bonus figure excludes a contribution of £6,712 from a profit sharing plan that has been made into a 401k retirement plan which is included in the table on pension contributions on page 177.

(3)
A deferred share award valued at £435,547 from his 2004 annual bonus has been made to Michael McLintock. This is included in the 2004 bonus figure.

(4)
A deferred share award valued at £157,795 from his 2004 annual bonus has been made to Mark Norbom. This is included in the 2004 bonus figure.

(5)
In 2004 Mark Norbom was also paid £80,358 in dividend equivalents from the awards detailed in the section on Other Share Awards on page 176. In addition he was compensated for the loss of a portion of his 2003 bonus award and his 2003 long-term incentive award from his previous employer with a total cash sum of £152,410. These amounts are included in the column headed Other Payments.

(6)
Mark Norbom's benefits include those that reflect his expatriate status, which include costs of £149,085 related to housing. He was also paid £29,513 in respect of relocation expenses, not included in the benefits figure.

(7)
A deferred share award valued at £168,550 from his 2004 annual bonus has been made to Mark Wood. This is included in the 2004 bonus figure.

(8)
Consists of Paul Gratton and Michael Harris.

Senior Executives' Long-term Incentive Plans

2004 Restricted Share Plan ("RSP")

        The Group's primary long-term incentive plan for a number of years has been the Restricted Share Plan (RSP) which was designed to provide rewards linked to the returns to shareholders.

        This important performance-related element of the total reward package for executive directors rewards the achievement of total shareholder return ("TSR") relative to other companies that were in the FTSE 100 at the beginning of each three-year performance period. The performance measure was chosen when the RSP was introduced as it reflected a combination of market practice, an assessment of Prudential's main competitors and the focus of UK investors at that time.

        For any awards under the RSP to vest, the Remuneration Committee must also be satisfied with the Company's underlying financial performance over the performance period. At the end of each performance period, depending on the Company's performance, executive directors may be granted a right to receive shares at no cost to the individual.

        No award is made if the Company's TSR performance is ranked below 50th percentile. For performance at 50th percentile, an award of 25% of the maximum award is made. The maximum grant will be made only if the TSR ranking of the Company is 20th percentile or above. Between these points, the size of the grant made will be calculated on a straight line sliding scale. In normal circumstances, directors may take up their right to receive shares at any time during the following seven years.

        In 2004, for Jonathan Bloomer the conditional and maximum RSP award was equivalent to 200% of his basic salary at the time the award was granted. For Philip Broadley, Clark Manning, Mark Norbom and Mark Wood, these awards were equivalent to 160% of basic salary and for Michael McLintock this award was equivalent to 80% of basic salary.

        In 2005 the same award levels as in 2004 have been made to Jonathan Bloomer, Philip Broadley, Clark Manning, Michael McLintock, Mark Norbom and Mark Wood.

Business specific long-term incentive plans

        In all cases, the performance period under the long-term incentive plans is three years.

Clark Manning

        To reflect his role as Chief Executive of Jackson National Life, Clark Manning participates in a cash-based long-term plan that rewards the growth in appraisal value of Jackson National Life. The award payout equals an initial award value multiplied by a factor equaling the Prudential plc share price at the end of the performance period divided by the price at the beginning. In order for any award to be made under the 2004 plan the appraisal value growth of Jackson National Life over the performance period must be 8% per annum compound or greater. At this level of performance the initial award value is US$864,240. If the on-target performance level of 11.5% per annum compound is achieved the initial award value is doubled. If the annual growth rate is at least 17.5% the initial award increases to a maximum of three times the initial award. For performance between these points payouts are on a straight line sliding scale.

Michael McLintock

        To reflect his role as Chief Executive of M&G, Michael McLintock participates in the M&G Chief Executive Long-Term Incentive Plan that provides a cash reward through phantom M&G share awards and options, whose value depends on the profit and fund performance of M&G over the performance period. The change in the phantom share price equals the change in M&G profit, modified up or down by the investment performance of M&G, over the performance period. For 2004 the face value of the share award was £225,000. Provided the phantom share options have value, they may be exercised in part or in full during annual exercise periods after three to seven years from the start of the performance period. For 2004 the phantom option award had a face value of £367,800.

Mark Norbom

        To reflect his role as Chief Executive of Asia, Mark Norbom participates in the Asian Long-Term Incentive Plan which is a cash-based plan that rewards the growth in value of our Asian businesses. Under the 2005 award the plan will only pay out if the growth of the Asian business, as measured under the plan, is greater than 15% per annum compound over the performance period. At this level of performance a payment of 50% of basic salary is made. The on-target payout is 100% of salary, for which an annual growth rate of 35% is required. If an annual growth rate of 50% or more is achieved, the maximum of 150% of basic salary is paid. For performance between these points payouts are on a straight line sliding scale.

Mark Wood

        To reflect his role as Chief Executive of UK & Europe, Mark Wood participates in a cash-based long-term plan that rewards the growth in appraisal value of Prudential UK & Europe over the performance period. This plan will only pay out if the growth in appraisal value of the UK & Europe business is greater than 8% per annum compound over the performance period. At this level of performance a payment of 50% of basic salary is made. The on-target payout is 75% of basic salary for which a growth rate of 11.5% is required. If a growth rate of 17.5% or more is achieved the maximum of 100% of basic salary is paid. For performance between these points payouts are on a straight line sliding scale.

Senior Executive Outstanding Long-term Incentive Awards

        The section below sets out the outstanding awards under the Restricted Share Plan and the additional long-term plans for the executive directors who run specific businesses.

Restricted Share Plan

        The table below shows conditional awards up to and including 2004 under the Restricted Share Plan. These shares are held in trust and represent the conditional awards out of which rights may be granted, at the end of the relevant performance period, dependent on the performance conditions. See "—Senior Executives' Long-term Incentive Plans—2004 Restricted Share Plan".

	Conditional share awards outstanding at January 1, 2004	Conditional award in 2004	Rights (options) granted upon vesting in 2004	Market value of rights granted in 2004 (In £ Thousands)	Adjustment for rights offering at November 11, 2004	Conditional share awards outstanding at December 31, 2004		Date of end of performance period (December 31)
Jonathan Bloomer	135,301 177,110 266,527	401,708			8,693 13,083 19,718	— 185,803 279,610 421,426	(1) (2)	2003 2004 2005 2006

Subtotal	578,938	401,708	Nil	Nil	41,494	886,839

Philip Broadley	57,401 85,990 127,653	200,854			4,220 6,266 9,859	— 90,210 133,919 210,713	(1) (2)	2003 2004 2005 2006

Subtotal	271,044	200,854	Nil	Nil	20,345	434,842

Clark Manning	107,086 141,874	186,995			5,256 6,964 9,179	112,342 148,838 196,174	(2)	2004 2005 2006

Subtotal	248,960	186,995	Nil	Nil	21,399	457,354

Michael McLintock	25,420 30,292 43,486	64,274			1,486 2,134 3,155	— 31,778 45,620 67,429	(1) (2)	2003 2004 2005 2006

Subtotal	99,198	64,274	Nil	Nil	6,775	144,827

Mark Norbom		190,811			9,366	200,177		2006

Subtotal	—	190,811	Nil	Nil	9,366	200,177

Mark Wood	87,944 131,861	200,854			4,316 6,472 9,859	92,260 138,333 210,713	(2)	2004 2005 2006

Subtotal	219,805	200,854	Nil	Nil	20,647	441,306

Other executive officers as a group(3)	—	—	—	—		—

Subtotal	—	—	Nil	Nil		—

TOTAL	1,417,945	1,245,496	Nil	Nil	120,026	2,565,345

Notes

(1)
In respect of awards made in 2001 under the Restricted Share Plan, the Company's TSR was ranked at 69th percentile at the end of the three year performance period on December 31, 2003 and as a result the 2001 awards lapsed.

(2)
In respect of awards made in 2002 under the Restricted Share Plan, the Company's TSR was ranked at 89th percentile at the end of the three-year performance period on December 31, 2004. As Prudential's position was lower than 60thpercentile, the 2002 awards lapsed and no rights were granted over any of the shares conditionally awarded to executive directors.

(3)
Consists of Paul Gratton and Michael Harris.

        The 2004 and 2005 awards are described in detail on pages 170 and 171. For RSP awards prior to 2004, no rights are granted if the Company's TSR performance as ranked against the comparator group is at the 60th percentile or below. The maximum grant is made only if the TSR ranking of the Company is 20th percentile or above. Between these points, the size of the grant made is calculated on a straight line sliding scale. In normal circumstances, directors may take up their right to receive shares at any time during the following seven years.

        The awards made in respect of 2003 and 2004 under the Restricted Share Plan run to December 31, 2005 and December 31, 2006 respectively. As at December 31, 2004, TSR performance under these plans was ranked respectively at percentile positions 82nd and 79th on the basis of TSR performance.

        In determining the 2004 conditional awards the shares were valued at their average share price during the preceding calendar year, and the price used to determine the number of shares was 398.3 pence (2003—570.3 pence).

        Rights granted under the RSP upon vesting prior to December 31, 2003 and not yet exercised are shown in the following table:

	RSP rights outstanding at January 1, 2004	Adjustment for rights offering at November 11, 2004	RSP rights outstanding at December 31, 2004	Exercise price (pence)	Price paid for award	Market price at December 31, 2004 (pence)	Earliest exercise date	Latest exercise date
Jonathan Bloomer	56,859 38,581 8,170	2,791 1,893 401	59,650 40,474 8,571	— — —	— — —	453 453 453	March 17, 2000 April 2, 2001 March 15, 2002	March 17, 2007 April 2, 2008 March 15, 2009

	103,610	5,085	108,695

Other Long-term Incentive Plans

        Details of cash awards under other long-term incentive plans are set out below. Except where stated, the performance period for all awards was three years.

Name	Face value of conditional awards outstanding at January 1, 2004	Conditionally awarded in 2004	Payments made in 2004	Face value of conditional awards outstanding at December 31, 2004	Date of end of performance period (December 31)
	(In £ Thousands)
Clark Manning(1)
Phantom JNL options	437		Nil	—	2003
Phantom JNL shares	218		96	—	2003
Phantom JNL options	655			655	2004
Phantom JNL shares	327			327	2004
Business cash LTIP	1,415			1,415	2004
Business cash LTIP	1,415			1,415	2005
Business cash LTIP		1,415		1,415	2006
Michael McLintock
Phantom M&G options	184			184	2002
Phantom M&G options	368			368	2003
Phantom M&G shares	225		270	—	2003
Phantom M&G options	368			368	2004
Phantom M&G shares	225			225	2004
Phantom M&G options	368			368	2005
Phantom M&G shares	225			225	2005
Phantom M&G options		368		368	2006
Phantom M&G shares		225		225	2006
Mark Norbom
Business cash LTIP		713		713	2006
Mark Tucker
Business cash LTIP	600		363	—	2003
Mark Wood
Business cash LTIP	450		Nil	—	2003
Business cash LTIP	450			450	2004
Business cash LTIP	470			470	2005
Business cash LTIP		500		500	2006

Total cash payments made in 2004			729

Clark Manning

        Clark Manning's 2000 and 2001 cash long-term incentive plans had four-year performance periods respectively with payouts in both cases depending on Jackson National Life's US GAAP net income in the final year. For the 2000 award the results led to a payment only from the phantom share award of $176,000 while the 2001 award led to a payment of $675,900 for the share element and $151,800 for the option element. The face values of the awards for Clark Manning are converted at the average exchange rate for 2004 which was $1.8326 = £1 (2003: $1.6351= £1). Upon joining the Board, Clark Manning also participated in the 2002 JNL Chief Executive Long-Term Incentive Plan which has a performance period of three years. The performance conditions are the same as described in the "Business specific long-term incentive plans" section on page 170. The compound growth rate of the JNL appraisal value was below the threshold for a payment to be made in respect of the award.

Michael McLintock

        Michael McLintock's 2001 and 2002 cash long-term incentive plans had the same performance conditions described for his cash plan under the "Business specific long-term incentive plans" section on page 170. For both awards, the phantom share price at the beginning of the performance period was £1. For the 2001 award the phantom share price at the end was £1.20. This resulted in a payment from the phantom share award of £270,000 and a phantom option award of 367,800 units. He did not exercise any of these options. For the 2002 award, the phantom share price at the end was £2.33. This resulted in a payment from the phantom share award of £524,250.

Mark Norbom

        Mark Norbom's first award under the Asia Long-Term Incentive Plan was made in 2004 as described on page 171.

Mark Tucker

        Mark Tucker, who left in 2003, had an outstanding award under his 2001 cash long-term incentive plan that had the same performance conditions as described for Mark Norbom's cash long-term plan on page 171. The compound growth rate of the Asia operations at the end of 2003 was 37.7% per annum. The award was prorated for Mark Tucker's service to June 30, 2003 during the performance period and a payment of £363,267 was made in July 2004.

Mark Wood

        Mark Wood's 2001 and 2002 cash long-term incentive plans had the same performance conditions as described for his cash plan in the "Business specific long-term incentive plans" section on page 171. For the 2001 and 2002 awards the compound growth rate of the UK appraisal value was below the threshold for a payment to be made in respect of the award.

Other Share Awards

        Under the Company's previous short term deferred bonus plan, known as the Share Participation Plan ("SPP") there are deferred share awards held in trust for five years, which are shown in the table below.

        The table also includes the share awards that have been deferred from annual incentive plan payouts. The values of the deferred share awards are included in the bonus and total figures in the Directors' Remuneration table on page 169. The number of shares is calculated using the average share price over the three business days commencing on the day of the announcement of the Group's annual financial results for the relevant year. For the 2003 awards, which were paid in 2004, the average share price was 492 pence.

	Shares awarded							Shares released in 2003
	Conditional share awards outstanding at January 1, 2004	Conditionally awarded in 2004	Scrip dividends accumulated	Adjustment for Rights Issue at November 11, 2004	Shares released in 2004	Conditional share awards outstanding at December 31, 2004	Date of end of restricted period	Shares released in 2004	Date of release	Market price at original date of award (pence)	Market price at date of vesting (pence)
Jonathan Bloomer
SPP awards	6,409				6,409	—	May 4, 2004	6,409	May 4, 2004	871.04	449.50
Philip Broadley
Deferred 2003 annual incentive award	—	5,549	203	281	—	6,033	December 31, 2006
Michael McLintock
Deferred 2003 annual incentive award	—	49,593	1,822	2,523	—	53,938	December 31, 2006
Mark Norbom
Awards under appointment terms(2)	14,622 14,622 85,173 30,118 14,622 395,417			717 717 4,180 1,478 717 19,409		15,339 15,339 89,353 31,596 15,339 414,826	January 1, 2005 January 1, 2006 January 1, 2007 January 1, 2008 January 1, 2009 February 20, 2013
Mark Tucker
Deferred 2001 annual incentive award	20,153	—	481			20,634	June 30, 2004(1)	20,634	June 30, 2004	699.50	474.50
Deferred 2002 annual incentive award	61,039	—	1,456		—	62,495	June 30, 2004(1)	62,495	June 30, 2004	330.00	474.50
Mark Wood
Deferred 2001 annual incentive award	6,670		245	338	7,253		December 31, 2004	7,253	December 31, 2004	699.50	453.00

(1)
Mark Tucker left in 2003. Non-competition and non-solicitation conditions having been satisfied, his deferred awards under the 2001 and 2002 annual incentive plans were released to him in July 2004.

(2)
In order to secure the appointment of Mark Norbom, he has been awarded rights to Prudential plc shares, which vest as set out in the table. These awards will normally vest dependent on continuing employment at the date of vesting except for the element compensating for the loss of supplemental pension rights which vests on his leaving Prudential providing this is after February 20, 2013. If there is a change of control of Prudential or a sale of all or part of the Asian business he may become entitled to retain any unvested awards in accordance with the vesting schedules above. The equivalent of dividend distributions will be made from these awards during the restricted period and the cash dividend equivalents paid in 2004 from these awards are included in the 2004 Directors' Remuneration table on page 169.

Senior Executives' pensions

        It is the Company's policy to offer executive directors the facility to save for retirement through efficient pension vehicles and UK executive directors are offered a combination of Inland Revenue approved pension schemes and supplementary provision.

        Changes to UK pensions regulations take effect from April 2006. The Company is actively considering whether or not any changes to its policy are necessary.

UK Inland Revenue approved pension schemes

        Executive directors employed in the UK are eligible to participate in Inland Revenue approved pension schemes on the same basis as other employees who joined at that time, providing benefits based on basic salary up to the Inland Revenue earnings cap.

        The schemes are defined benefit arrangements. Philip Broadley and Mark Wood participate in a non-contributory scheme that provides a pension of 1/60th of Final Pensionable Earnings for each year of service on retirement at age 60. Michael McLintock participates in a contributory scheme that provides a target pension of 2/3rds of Final Pensionable Earnings on retirement at age 60 for an employee with 30 years or more potential service, for which his contribution is 4% of basic salary. Jonathan Bloomer only received a lump sum death benefit of four times basic salary up to the earnings cap from the pension scheme.

        On death in service a total sum from all these schemes of four times pensionable salary plus spouse's and children's pensions are payable. No employees with employment offers after 30 June 2003 were eligible for membership of the defined benefit schemes.

Other Supplementary Arrangements

        Sir David Clementi is provided with a salary supplement, part of which is a contribution to a personal pension, and life assurance of four times his annual fees.

        Philip Broadley, Michael McLintock and Mark Wood are entitled to supplements based on the portion of their basic salary not covered for pension benefits under a UK Inland Revenue approved scheme, as was Jonathan Bloomer. These supplements are paid directly to them or to a Funded Unapproved Retirement Benefit Scheme (FURBS) established in their name. They are provided with life assurance cover related to salary over the Inland Revenue earnings cap. The cover is broadly equivalent to the death in service benefits provided under the relevant UK Inland Revenue approved pension scheme.

        Clark Manning participates in a US tax-qualified defined contribution plan (a 401k plan). He is also provided with life assurance cover of two times basic salary.

        Mark Norbom is provided with a salary supplement for pension purposes, and life assurance provision of four times his basic salary.

        Details of directors' pension entitlements under Inland Revenue approved defined benefit schemes and the pre-tax amount of any salary supplements and contributions to FURBS or other pension arrangements paid by the Company are set out below:

				Additional pension earned during year ended December 31, 2004		Transfer value of accrued benefit at December 31,(3)
	Age at December 31, 2004	Years of pensionable service at December 31, 2004	Accrued benefit At December 31, 2004	Ignoring inflation on pension earned to Dec 31, 2003(1)	Allowing for inflation on pension earned to Dec 31, 2003(2)	2004 B	2003 A	Amount of (B-A) less contributions made by directors during 2004	Pre-tax salary supplements and contributions to FURBS or other pension arrangements(4)
	(In £ Thousands)
Sir David Clementi	55	—	—	—	—	—	—	—	121
Jonathan Bloomer	50	—	—	—	—	—	—	—	282
Philip Broadley	43	4	8	2	2	61	45	16	122
Clark Manning	46	—	—	—	—	—	—	—	15
Michael McLintock	43	12	28	3	2	265	163	89	74
Mark Norbom	46	—	—	—	—	—	—	—	146
Mark Wood	51	3	6	2	2	65	43	22	170

Notes

(1)
As required by London Stock Exchange Listing rules.

(2)
As required by the Companies Act remuneration regulations.

(3)
The transfer value equivalent has been calculated in accordance with Actuarial Guidance Note GN11.

(4)
As described under Other Supplementary Arrangements.

        No enhancements to the retirement benefits paid to or receivable by directors or former directors other than the discretionary pension increases awarded to all pensioners have been made during the year.

        Total contributions to directors' pension arrangements were £1,124,000 (2003: £905,000) of which £353,000 (2003: £320,000) related to money purchase schemes.

        Other executive officers are members of appropriate local pension arrangements, contributions to which have been included in "—Compensation" above.

Share Ownership

Directors' Shareholdings

        All executive and non-executive directors are required to have beneficial ownership of 2,500 ordinary shares in Prudential. This interest in shares must be acquired within two months of appointment to the Board if the director does not have such an interest in at least that number upon appointment. Non-executive directors have also agreed to use a proportion of their fees to purchase additional ordinary shares in Prudential on a quarterly basis. Both the qualification shares and shares acquired by the non-executive directors on a quarterly basis must be held while the directors remain in office.

        The interests of directors in ordinary shares of Prudential are shown below. These interests include shares awarded under the deferred annual incentive awards detailed on page 172, and Mark Norbom's interests in the shares awarded on appointment that are detailed on page 176. See "—Other Share Awards" above. In addition, interests include rights granted to Jonathan Bloomer under the 1997, 1998 and 1999 Restricted Share Plan where he has yet to exercise his right to receive shares, detailed in the table on the Restricted Share Plan on page 173. He has the right to exercise those options before November 4, 2005. Awards that remain conditional under the Restricted Share Plan are excluded. The interests of directors in office at April 30, 2005 in ordinary shares of the Company are shown below. All interests are beneficial.

Name(1)	Holding as of April 30, 2005	Approximate Percentage of Ordinary Shares
Jonathan Bloomer(2)	828,079	0.0349
Philip Broadley	29,554	0.0012
Sir David Clementi	16,615	0.0007
Keki Dadiseth	2,500	0.0001
Michael Garrett	13,486	0.0006
Bridget Macaskill	10,435	0.0004
Clark Manning	24,163	0.0010
Michael McLintock	109,625	0.0046
Roberto Mendoza	134,355	0.0057
Mark Norbom(3)	584,323	0.0246
Kathleen O'Donovan	8,159	0.0003
James Ross	5,965	0.0003
Rob Rowley	41,654	0.0018
Mark Wood	114,235	0.0048

(1)
Information has not been provided on Sandy Stewart and Bart Becht because they were not directors of Prudential at April 30, 2005 and Prudential does not maintain any information on their shareholdings. No information has been provided on Mark Tucker as he was not a director of Prudential at April 30, 2005.

(2)
Jonathan Bloomer's interest in shares includes 100 ADRs (representing 200 shares).

(3)
Mark Norbom's interest in shares includes 1,265.5 ADRs (representing 2,531 shares).

        Prudential is not owned or controlled directly or indirectly by another corporation or by any government or by any other natural or legal person severally or jointly and Prudential does not know of any arrangements that might result in a change in Prudential's control.

        In addition, Prudential's directors and other executive officers held, as at April 30, 2005, options to purchase 14,200 shares, all of which were issued pursuant to Prudential's Savings-Related Share Option Scheme. These options and plans are described in more detail below under "—Options to Purchase Securities from Prudential" in this section. Neither Paul Gratton nor Michael Harris holds more than 1% of Prudential shares.

Outstanding Options of Directors and Other Executive Officers

        The Restricted Share Plan replaced the Executive Share Option Scheme in 1995 as Prudential's primary long-term incentive plan. Outstanding options under the Savings-Related Share Option Scheme (referred to as SAYE) are set out below. The Savings-Related Share Option Scheme is open to all UK and certain overseas employees and options up to the Inland Revenue limits are granted at a 20% discount and cannot normally be exercised until a minimum of three years has elapsed. No payment has been made for the grant of any such options. The price to be paid for exercise of these options is shown in the table below. No variations to any outstanding options have been made.

Name(1)	Options outstanding at April 30, 2005	Exercise price (pence)(2)	Earliest exercise date	Latest exercise date
Jonathan Bloomer	2,357	715	June 1, 2005	November 30, 2005
Philip Broadley	2,716	346	June 1, 2007	November 30, 2007
Michael McLintock	6,153	266	June 1, 2008	November 30, 2008
Mark Wood	2,974	617	December 1, 2008	May 31, 2009
Other executive officers as a group(3)	—

TOTAL	14,200

(1)
None of Sir David Clementi, Keki Dadiseth, Michael Garrett, Bridget Macaskill, Clark Manning, Roberto Mendoza, Mark Norbom, Kathleen O'Donovan, James Ross or Rob Rowley holds options to purchase Prudential shares.

(2)
The market price of shares at April 29, 2005 was 470.0 pence. The highest and lowest share prices during 2004 were 512 pence and 386 pence respectively. These prices are adjusted for the 2004 rights offering.

(3)
Consists of Paul Gratton and Michael Harris.

        Prudential's register of directors' interests, which is open to inspection, contains full details of the directors' shareholdings and options to subscribe for shares.

Options to Purchase Securities from Prudential

        As of April 30, 2005, 13,592,277 options were outstanding, which Prudential issued under the Executive Share Option Scheme and the Savings-Related Share Option Schemes. As of April 30, 2005 directors and other executive officers held 14,200 of such outstanding options. Except as described above in "—Outstanding Options of Directors and Other Executive Officers," each option represents the right of the bearer to subscribe for one share at a particular pre-determined exercise price at a pre-set exercise date.

        As of April 30, 2005, 153,951 options were outstanding under the Restricted Share Plan. Such outstanding options held by directors or other executive officers are included in the shares set forth under "—Senior Executives' Long-term Incentive Plans" in this section above.

        As of April 30, 2005, 1,484,542 shares were outstanding under the Prudential Jackson National Life US Performance Share Plan, none of which was held by directors or other executive officers.

        As of April 30, 2005, 1,458,973 shares were outstanding under other awards.

        The aggregate proceeds that would arise if all outstanding options under the Executive Share Option Scheme and the Savings-Related Share Option Schemes were exercised is £41 million. The latest expiration dates for exercise or release of the securities underlying the options or awards and the number of options or shares are set out in the table below.

Year of Expiration	Shares Outstanding under the Prudential Jackson National Life US Performance Share Plan	Options Outstanding Under Restricted Share Plan	Options Outstanding Under Executive Share Option Scheme and Savings-Related Share Option Scheme	Shares Outstanding Under Other Awards	Total
	(In Millions)
2005	0.321	—	1.485	0.029	1.835
2006	0.588	—	5.294	0.111	5.993
2007	0.575	0.076	1.618	0.112	2.381
2008	—	0.063	3.693	0.032	3.788
2009	—	0.015	0.498	0.015	0.528
2010	—	—	0.863	—	0.863
2011	—	—	0.095	—	0.095
2012	—	—	0.046	0.745	0.791
2013	—	—	—	0.415	0.415

Total	1.484	0.154	13.592	1.459	16.689

Board Practices

        Non-executive directors of Prudential are appointed initially for a three-year term. Upon appointment, all directors embark upon a wide-ranging induction programme covering, amongst other things, the principal bases of accounting for the Group's results, the role of the Audit Committee and the ambit of the Internal Audit function. In addition, they receive detailed briefings on the Group's principal businesses, its product range, the market in which it operates and the overall competitive environment. The appointment is then reviewed towards the end of this period against performance and the requirements of the Company's business. All directors are required to submit themselves for re-election at regular intervals and at least every three years, and at each Annual General Meeting following their attaining the age of 70.

        The Board has established a number of standing committees of directors. The terms of reference for these committees are reviewed regularly.

Audit Committee

        Rob Rowley is Chairman of, and Kathleen O'Donovan, James Ross and Keki Dadiseth are members of the Audit Committee. Keki Dadiseth was appointed to the Audit Committee on May 5, 2005. All members of the Audit Committee are independent non-executive directors.

        For the purposes of compliance with the Sarbanes-Oxley Act, the Board has determined that Rob Rowley qualifies as an "Audit Committee Financial Expert" within the meaning of Item 16A of Form-20F. See Item 16A "—Audit Committee Financial Expert".

        The Audit Committee is a key element of the Group's governance framework.

Role of the Committee

        The Audit Committee's principal oversight responsibilities cover:

  •
  internal control and risk management;

  •
  internal audit;

  •
  external audit (including auditor independence); and

  •
  financial reporting.

        The Committee has formal terms of reference set by the Board, which are reviewed regularly.

        The Committee received detailed presentations during the year from senior management designed to keep members up to date and aware of the impacts on the business of changes to accounting standards and practices including International Financial Reporting Standards and European Embedded Value.

Meetings

        The Audit Committee met nine times during the year. Additionally, by invitation, the Chairman of the Board, Group Chief Executive, Group Finance Director, heads of Group Internal Audit, Group Risk and Group Compliance, as well as the external auditor attended the meetings. The Committee also meets solely with both external and internal auditors at least once a year.

        The Chairman holds preparatory meetings with the Group Chief Internal Auditor, the external auditor and the Group Finance Director before each Committee meeting. A detailed forward agenda has been developed which ensures all matters that the Committee is responsible for are addressed at the appropriate time of the year. The principal business of the Committee's meetings includes:

  •
  full year results and press release (including accounting policies and key judgmental areas), external auditor's full year memorandum, Turnbull compliance statement, internal audit effectiveness, effectiveness of the Group Risk Framework;

  •
  annual report and accounts, external audit opinion and final management letter, effectiveness of the external audit process, external auditor's qualifications, expertise and resources;

  •
  external auditor's interim management letter, Group Finance report on accounting policies (including judgmental areas), half year compliance and risk report, Audit Committee effectiveness, Audit Committee terms of reference;

  •
  half year results and press release, external auditor's plans and audit strategy, half year key risk report;

  •
  US filings and related external audit opinion, annual security report on anti-money laundering, Group policies for compliance with relevant regulations, half year compliance report;

  •
  Group Security annual report, European Embedded Value, International Accounting Standards; and

  •
  auditor independence.

        During the year, the Committee's standing agenda items also included reports from Group Internal Audit, Group Compliance and Group Security, as well as reports on progress of the Sarbanes-Oxley Section 404 project from management and the external auditor. The Committee also received presentations from some of the business unit chief executives.

        The Audit Committee Chairman reported to the Board on matters of particular significance after each Committee meeting. The minutes of Committee meetings were circulated to all Board members.

        The Committee recognizes the need to meet without the presence of executive management. Such sessions were held twice, in March and July 2004, with the external and internal auditors.

Internal Control and Risk Management

        The Audit Committee reviewed the Group's statement on internal control systems prior to its endorsement by the Board. It also reviewed the policies and processes for identifying, assessing and managing business risks. The Committee also received the minutes of the Disclosure Committee and the Group Operational Risk Committee and noted their activities.

        From the 2006 year end, the Group will need to undertake an assessment of the effectiveness of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. In common with other companies which have to comply with this legislation, this has required the Group to undertake a significant project to document and test its internal controls over financial reporting. The Committee has overseen the progress of this project through regular status reports submitted by management. In 2004 the Committee commissioned an independent review of progress towards compliance with Section 404 to be undertaken by the Group's external auditor, KPMG Audit Plc, and the results will be reported to the Committee during the first half of 2005.

Internal Audit

        The Audit Committee regards its relationship with internal audit as a particularly important one. Group Internal Audit plays an important role in supporting the Committee to fulfil its responsibilities under the Combined Code and the Sarbanes-Oxley Act. Each of the Group's business units has its own internal audit function whose resources, plans and work are overseen by Group Internal Audit. The Group Chief Internal Auditor reports functionally to the Committee and administratively to the Group Finance Director.

        During the year, the Committee reviewed and approved internal audit's plans, resources and the results of its work. Across the Group, total internal audit headcount stands at 110. Reporting to the Committee by Group Internal Audit is achieved through the submission and discussion of formal reports four times during the year, as well as regular private meetings between the Chairman of the Committee and the Group Chief Internal Auditor. Additionally, all members of the Committee attended the Group's internal audit conference in July 2004.

        The effectiveness of internal audit was assessed through a review, carried out by external advisers, and through regular dialogue with the Group Chief Internal Auditor. An internal review of the role of internal audit was also undertaken, to ensure that its activities and resources are most effectively organized to support the Committee's oversight responsibilities.

External Audit

        The Audit Committee has a key oversight role in relation to the external auditor, KPMG Audit Plc, whose primary relationship is with the Committee. The Group's Auditor Independence Policy, which was amended in January 2005, ensures that the independence and objectivity of the external auditor is not impaired, and that the Group maintains a sufficient choice of appropriately qualified audit firms. The policy sets out four key principles which underpin the provision of non-audit services by the external auditor, namely that the auditor should not:

  •
  audit its own firm's work;

  •
  make management decisions for the Group;

  •
  have a mutuality of financial interest with the Group; or

  •
  be put in the role of advocate for the Group.

        The Committee reviewed the policy in December 2004, and a revised policy was approved.

        The Group has a policy that at least once every five years, the Audit Committee undertakes a formal review to assess whether the external audit should be re-tendered. The external audit was last put out to competitive tender in 1999 when the present auditor was appointed. In February 2004, the Committee formally considered the need to re-tender the audit and concluded that, in view of the satisfactory performance of the external auditor and the cost of undertaking a tender exercise, it was inappropriate to do so, and the external auditor's reappointment was approved by the Committee.

        During the year, the Audit Committee assessed the qualification, expertise and resources, effectiveness and independence of the external auditor. In addition to the questioning of the external auditor and the Group Finance Director that is a regular feature of meetings, the review of the effectiveness of the external audit process was conducted through a questionnaire-based exercise administered by Group Internal Audit, supplemented by interviews with senior finance staff and Audit Committee members.

        For the year ended December 2004, fees for audit services of £5.6 million for 2004 were approved. All non-audit services were approved by the Committee in accordance with the Group's Auditor Independence Policy prior to work commencing and, at regular intervals in 2004, the Audit Committee reviewed the non-audit services being provided to the Group by its external auditor. During the year, fees for non-audit services of £4.1 million were put forward to the Audit Committee for approval. Fees for non-audit services amounted to 42% of total fees paid to KPMG Audit Plc. These primarily related to Sarbanes-Oxley Section 404 assistance, the rights offering due diligence work, and International Financial Reporting Standards and other regulatory changes.

Financial Reporting

        The Audit Committee reviewed the interim and annual financial statements before their submission to the Board, paying particular attention to critical accounting policies and practices and any changes in them; decisions requiring a major element of judgement; unusual transactions; clarity of disclosures; significant audit adjustments; the going concern assumption; compliance with accounting standards; and compliance with obligations under the Code and other applicable laws and regulations.

        The Committee is regularly briefed on the development of accounting standards, and during the year continued to review the progress of the Group project to implement International Financial Reporting Standards.

Confidential Reporting

        At each meeting, the Committee received and reviewed a report on calls to the confidential reporting lines and other confidential communications received and investigated since the preceding meeting, and actions taken in response to these calls. The Committee also considered whether any internal control implications arose from communications received. No internal control implications were raised from calls to the confidential reporting lines.

Audit Committee Effectiveness

        During the year, the Audit Committee undertook a formal review of its own effectiveness and engaged independent external advisers to review the Committee's compliance with the requirements of the Code and the Sarbanes-Oxley Act. Further to these reviews, some minor improvements to the documentation of the Committee's work and its terms of reference have been implemented.

        The Committee is satisfied, based on the findings of these reviews and the improvements made in response to them, that it had been operating as an effective Audit Committee, meeting all applicable legal and regulatory requirements. Further reviews of the effectiveness of the Audit Committee will be undertaken annually.

Remuneration Committee

        Roberto Mendoza is Chairman of, and Kathleen O'Donovan, Bridget Macaskill, Rob Rowley and James Ross are members of the Remuneration Committee. In addition, Michael Garrett and Keki Dadiseth joined the Remuneration Committee on September 1, 2004 and April 1, 2005, respectively.

        The Remuneration Committee comprises exclusively of independent non-executive directors of the Company. While the Chairman and Group Chief Executive are not members, they attend meetings unless they have a conflict of interest.

        The Remuneration Committee normally has scheduled meetings at least three times a year and a number of ad hoc meetings, as required, to review remuneration policy and to determine the remuneration packages of the Chairman and the Executive Directors. During 2004 a total of six meetings were held. Except in relation to the remuneration of the Group Chief Executive, when only the Chairman is consulted, the Remuneration Committee consults the Chairman and the Group Chief Executive about its proposals relating to the remuneration of all Executive Directors. The Committee has access to professional advice inside and outside Prudential.

Nomination Committee

        Sir David Clementi is Chairman of, and Rob Rowley, Jonathan Bloomer, Bridget Macaskill and Kathleen O'Donovan are members of the Nomination Committee. Jonathan Bloomer, Bridget Macaskill and Kathleen O'Donovan joined the Nomination Committee on November 6, 2003, March 18, 2004 and May 6, 2004 respectively. Jonathan Bloomer resigned from Prudential and as a member of the Nomination Committee with effect from May 5, 2005 (at the conclusion of the AGM).

        The Nomination Committee, which is comprised of a majority of independent non-executive directors, meets as required to consider candidates for appointment to the Board and to make recommendations to the Board in respect of those candidates. The Nomination Committee, in consultation with the Board, evaluates the balance of skills, knowledge and experience on the Board and makes recommendations regarding appointments based on merit and against objective criteria and the requirements of the Company's business. In appropriate cases, search consultants are used to identify suitable candidates.

        During the year the Nomination Committee initiated the search for additional non-executive directors. The Nomination Committee employed professional search consultants who oversaw the initial process. Candidates were interviewed initially by the Chairman and the Senior Independent Director and subsequently by other directors.

        During 2004 the Committee held five meetings resulting in the appointment by the Board of three new independent non-executive directors. James Ross was appointed with effect from the conclusion of the Annual General Meeting on May 6, 2004, Michael Garrett was appointed to the Board on September 1, 2004 and Keki Dadiseth was appointed to the Board with effect from April 1, 2005.

NYSE Corporate Governance Rules compared to Prudential plc's Corporate Governance Practice

        Pursuant to NYSE rule 303A Prudential has disclosed the differences between the NYSE Corporate Governance Rules and its Corporate Governance Practice on its web site at http://www.prudential.co.uk

Employees

        The average numbers of staff employed by the Prudential group for the following periods were:

	2004	2003	2002
UK operations and Europe	10,849	11,473	12,687
US operations	2,589	2,742	2,661
Prudential Asia	8,277	6,797	5,741

Total	21,715	21,012	21,089

        As at December 31, 2004, Prudential employed 21,500 persons. Of the 21,500 employees, approximately 50% were located in the United Kingdom and Europe, 38% in Asia, 11% in the United States. In the United Kingdom as at December 31, 2004, Prudential had 1,160 employees paying union subscriptions through the payroll. As at December 31, 2004, Prudential had 710 temporary employees in the United Kingdom. Prudential did not have a significant number of temporary employees in the United States or Asia.

Item 7.    Major Shareholders and Related Party Transactions

Major Shareholders and significant changes in ownership

        The Companies Act 1985 provides that a person or corporate entity that acquires an interest of 3% or more in Prudential ordinary shares is required to notify Prudential of that interest. Any subsequent increase or decrease of 1% or more must also be notified. Similarly, a notification is required once the interest falls below 3%. As at April 30, 2005 Prudential had received the following notifications:

Significant Changes in Ownership

        In March 2002, Barclays PLC notified Prudential that it was interested in 66,887,628 of its ordinary shares, or 3.35% of its ordinary share capital, and subsequently in April 2002 that it ceased having a notifiable interest in Prudential's ordinary share capital. In June 2002, Fidelity International Limited and FMR Corp notified Prudential that they together were interested in 61,663,357 of its ordinary shares, or 3.09% of its ordinary share capital. In June 2002, The Capital Group Companies, Inc informed Prudential that it was interested in 80,105,462 of its ordinary shares, or 4% of its ordinary share capital. In September 2002, Fidelity International Limited and FMR Corp informed Prudential that they together were interested in 80,155,271 of its ordinary shares, or 4.01% of its ordinary share capital.

        In March 2003, Fidelity International Limited and FMR Corp informed Prudential that they together were interested in 79,303,947 of its ordinary shares, or 3.96% of its ordinary share capital and, also in March 2003, a further notification was received that they together were interested in 81,877,937 of its ordinary shares or 4.09% of its ordinary share capital. In March 2003, BNP Paribas informed Prudential that it was interested in 61,494,082 of its ordinary shares, or 3.07% of its ordinary share capital, and subsequently also in March 2003, that it had ceased having a notifiable interest. In March 2003, Barclays PLC informed Prudential that it was interested in 60,147,768 of its ordinary shares, or 3% of its ordinary share capital.

        In January 2004, Fidelity International Limited and FMR Corp informed Prudential that they together were interested in 80,630,788 of its ordinary shares, or 4.01% of its ordinary share capital. In March 2004, Cater Allen International Limited informed Prudential it was interested in 68,165,921 of its ordinary shares, or 3.39% of its ordinary share capital. Further notifications were received from Cater Allen International Limited in March 2004 informing Prudential that it was interested in 90,343,121 of its ordinary shares, or 4.50% of its ordinary share capital, and subsequently that its holding had increased to 92,263,121 ordinary shares, or 4.59% of Prudential's ordinary share capital, and later in March 2004 that it had ceased to have a notifiable interest. In March 2004 Lehman Brothers International (Europe) informed Prudential that it was interested in 102,420,602 of its ordinary shares, or 5.10% of its ordinary share capital. Further notifications were received from Lehman Brothers International (Europe) in March 2004 informing the Company that it was interested in 83,760,737 of Prudential's ordinary shares, or 4.17% of its ordinary share capital and subsequently that its interest had decreased to 66,066,824 of Prudential's ordinary shares, or 3.29% of its ordinary share capital. Subsequently in March 2004 Lehman Brothers International (Europe) informed Prudential that it had ceased to have a notifiable interest in Prudential's ordinary share capital. In April 2004, Aviva plc informed Prudential that it was interested in 60,323,328 of its ordinary shares, or 3.0023% of Prudential's ordinary share capital. Also in April 2004, Morley Fund Management Limited informed Prudential that it was interested in 60,506,819 of its ordinary shares, or 3.01% of Prudential's ordinary share capital. Subsequently in June 2004, both Aviva plc and Morley Fund Management Limited informed Prudential that they had ceased to have a notifiable interest in Prudential's share capital. In July 2004, Prudential received notifications from Legal and General Investment Management Limited that it was interested in 81,326,380 ordinary shares of Prudential, and from Fidelity International Limited and FMR Corp that they together were interested in 77,255,787 ordinary shares of Prudential, or 4.02% and 3.82% respectively of Prudential's ordinary share capital. In August 2004 Prudential received two notifications from Barclays PLC, the first informing it of an interest in 61,406,677 ordinary shares, or 3.035% of Prudential's ordinary share capital, the second informing Prudential that it had ceased to have a notifiable interest in Prudential's ordinary share capital. Also in August 2004, Lehman Brothers International (Europe) informed Prudential that it had a notifiable interest in 108,413,123 ordinary shares, or 5.36% of Prudential's ordinary share capital, and subsequently in September 2004, notifications were received that that interest had decreased to 74,042,089 ordinary shares or 3.66%, and eventually ceased to be a notifiable interest. In October 2004, Prudential received two notifications from Fidelity International Limited and FMR Corp, initially of a combined notfiable interest in 82,567,578 ordinary shares, or 4.08% of Prudential's ordinary share capital, and later of a decrease of that interest to 78,275,627 ordinary shares, or 3.87%. Subsequently in November 2004, Fidelity International Limited and FMR Corp informed Prudential that they together had ceased to have a notifiable interest in the ordinary share capital of Prudential plc.

        In February 2005, Barclays PLC notified Prudential that it had a notifiable interest in 79,033,599 ordinary shares, or 3.33% of Prudential's ordinary share capital, and subsequently, also in February 2005, that its interest had ceased to be notifiable. In March 2005, Prudential received a notification from Cater Allen International Limited that it had a notifiable interest in 88,640,496 ordinary shares, or 3.73% of Prudential's ordinary share capital, and subsequently, also in March 2005, it notified Prudential that its interest had ceased to be notifiable. Also in March 2005, Prudential received notifications from Lehman Brothers International (Europe) that it had a notifiable interest in 99,067,148 ordinary shares, or 4.17%, and subsequently that that interest had decreased to 75,591,074 ordinary shares, or 3.18% of the ordinary share capital, and finally, also in March 2005, that its interest had ceased to be notifiable. In April 2005, Barclays PLC notified Prudential that it had an interest in 94,041,936 ordinary shares, or 3.96% of the ordinary share capital, and later in April 2005 that its interest had ceased to be notifiable.

        Major shareholders of Prudential have the same voting rights per share as other shareholders. See Item 10, "Additional Information—Memorandum and Articles of Association—Voting Rights".

        As of April 30, 2005, there were 127 shareholders holding Prudential ordinary shares in the United States. These shares represented approximately 0.01% of Prudential's issued ordinary share capital. As of April 30, 2005 there were 32 registered Prudential ADR holders. These shares represented by the ADRs held amounted to approximately 0.00038% of Prudential's issued ordinary share capital.

        Prudential does not know of any arrangements which may at a subsequent date result in a change of control of Prudential.

Related Party Transactions

        During the last three years Prudential has not been and is not now, a party to any material related party transaction.

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

        All intercompany transactions are eliminated on consolidation except for investment management fees of £253 million, £217 million and £208 million charged by M&G and the Group's US and Asia fund management operations to long-term business funds for the years ended December 31, 2004, 2003 and 2002 respectively.

Item 8.    Financial Information

        See Item 18, "Financial Statements".

Item 9.    The Offer and Listing

Comparative Market Price Data

        The tables below set forth for the periods indicated the highest and lowest closing middle-market quotations for Prudential ordinary shares, as derived from the Daily Official List of the London Stock Exchange, and the actual ADS high and low closing sale prices on the New York Stock Exchange after that date.

	Prudential Ordinary Shares		Prudential ADS Actual
Year
	High	Low	High	Low
	(pence)		(US Dollars)
2000*	1,186	880	32.25	24.69
2001	1,095	568	32.69	17.05
2002	824	333	24.11	10.38
2003	487	281	17.05	9.46
2004	512	386	20.29	14.65

*
Prudential's American Depository Shares commenced trading on June 28, 2000 and, as a result, ADS price data for 2000 reflects the period from June 28 through December 31, 2000.

	Prudential Ordinary Shares		Prudential ADS Actual
Quarter
	High	Low	High	Low
	(pence)		(US Dollars)
2003
First quarter	461	281	14.84	9.46
Second quarter	403	316	13.46	10.14
Third quarter	480	358	15.35	12.14
Fourth quarter	487	425	17.05	14.45
2004
First quarter	533	437	20.29	16.12
Second quarter	459	406	17.43	15.03
Third quarter	453	399	17.23	15.34
Fourth quarter	467	386	17.60	14.65
2005
First quarter	507	445	19.60	16.52
	Prudential Ordinary Shares		Prudential ADS Actual
Month
	High	Low	High	Low
	(pence)		(US Dollars)
December 2004	455	423	17.60	16.46
January 2005	469	445	17.61	16.52
February 2005	480	458	18.33	17.44
March 2005	506	476	19.60	17.98
April 2005	518	470	19.75	18.06
May 2005	496	470	18.60	17.58

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

Dividends

        Under English law, Prudential may pay dividends only if distributable profits are available for that purpose. Distributable profits are accumulated, realized profits not previously distributed or capitalized, less accumulated, realized losses not previously written off. Even if distributable profits are available, Prudential may only pay dividends if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves, including, for example, the share premium account and the payment of the dividend does not reduce the amount of the net assets to less than that aggregate. Subject to these restrictions, Prudential's directors may recommend to shareholders that a final dividend be declared and recommend the amount of any such dividend and whether to pay a distribution by way of an interim dividend and the amount of any such interim dividend out of the profits of the Company, but must take into account Prudential's financial position.

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

Shareholder Meetings

        English company law provides for shareholders to exercise their power to decide on corporate matters at general meetings. Prudential's articles of association, in accordance with the Companies Act, require annual general meetings, at intervals of not longer than 15 months. At the annual general meetings, shareholders receive and consider the statutory accounts and the reports by the auditors and the directors, elect and re-elect directors, approve payment of final dividends, approve the appointment, and fix, or determine the manner of fixing, the remuneration of Prudential's auditors and transact any other business which ought to be transacted under the articles of association. Extraordinary general meetings to consider specific matters may be held at the discretion of Prudential's directors and must be convened, in accordance with the Companies Act, following the written request of shareholders representing at least one-tenth of all the issued shares. The quorum required under Prudential's articles of association for a general meeting is two shareholders present in person or by proxy.

Voting Rights

        Voting at any meeting of shareholders is by show of hands unless a poll (meaning a vote by the number of shares held rather than by a show of hands) is demanded as described below. On a show of hands every shareholder who is present in person or in the case of a corporation, its duly authorized corporate representative has one vote. Proxies are not allowed to vote on a show of hands. On a poll every shareholder who is present in person or by proxy and every duly authorized corporate representative has one vote for every share held. Only the holders of fully paid shares are allowed to attend and be counted in the quorum at meetings or to vote. If more than one joint shareholder votes, only the vote of the shareholder whose name appears first in the register is counted. A shareholder whose shareholding is registered in the name of a nominee may not attend and vote at a general meeting and may only vote through his or her nominee.

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

        The Board of Directors shall determine whether the preference shares are to be redeemable, the dividend rights, the rights to a return of capital or to share in the assets of the Company on a winding up or liquidation and the rights to attend and vote at general meetings of the Company prior to the date on which the preference shares are allotted. If the Board of Directors determines prior to any allotment date that the shares are to be redeemable, on redemption, the holder of a preference share shall be paid the aggregate of the nominal amount of such preference share, any premium paid by the shareholder on allotment and, if the directors so decide prior to any allotment date, a redemption premium which shall be calculated in accordance with a formula chosen by the Board of Directors from a selection set out in Prudential's articles of association. No dividend will be payable after the date of redemption of any preference share but dividends accrued at such date will be payable.

        The Board is restricted from capitalizing any amounts available for distribution in respect of any series or class of preference shares without the written consent of the holders of at least three-quarters in nominal value, or an extraordinary resolution passed at a general meeting of the holders of the class or series of preference shares if to do so would mean that the aggregate of the amounts so capitalized would be less than the multiple, if any, determined by the Board of the aggregate amount of the dividends payable in the twelve month period following the capitalization on the series or class of preference shares and on any other preference shares in issue which rank pari passu in relation to participation in profits.

        The Board may not authorize, create or increase the amount of, any shares of any class or any security convertible into shares of any class or any security which is convertible into shares of any class ranking, in relation to the right to participate in the profits or assets in the Company, in priority to a series or class of preference shares without the consent in writing of at least three-quarters in nominal value of, or the sanction of an extraordinary resolution of the holders of such series or class of preference shares.

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

Board of Directors

        Prudential's board of directors manages Prudential's business. However, Prudential's shareholders must approve certain matters, such as changes to the share capital and the election and re-election of directors. Directors are appointed subject to Prudential's articles of association. Prudential's board of directors may fill vacancies and appoint additional directors who hold office until the next annual general meeting. The articles of association require that each director must have beneficial ownership of a given number of ordinary shares. The number of shares is determined by ordinary resolution at a general meeting and is currently 2,500. The minimum number of directors is eight and the maximum number is twenty. Prudential may vary these limits by ordinary resolution. There are currently fourteen members of Prudential's board of directors.

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

        This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, and does not address the tax treatment of investors that are subject to special rules. Prudential has assumed that you are familiar with the tax rules applicable to investments in securities generally and with any special rules to which you may be subject. You should consult your own tax advisers regarding the tax consequences of the ownership of Prudential ordinary shares in the context of your own particular circumstances.

        The discussion is based on laws, treaties, judicial decisions, and regulatory interpretations in effect on the date hereof, all of which are subject to change. On March 31, 2003, representatives of the United Kingdom and United States exchanged instruments of notification for a new income tax convention (the "New Treaty"). The New Treaty has the force and effect of law in respect of withholding taxes on dividends from May 1, 2003. You will no longer be entitled to claim a special foreign tax credit in respect of dividends that was available under the terms of the Prior Treaty between the United States and the United Kingdom from December 31, 1975 ("the Prior Treaty"), except for a limited period of time to May 1, 2004 during which you may have elected to apply the entirety of the Prior Treaty in preference to the New Treaty. This would not have been relevant for dividend payments during 2004 as none were paid prior to May 1.

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

US Federal Income Tax Treatment of Distributions on Prudential Ordinary Shares or ADSs

        If Prudential pays dividends, you must include those dividends in your income when you receive them. The dividends will be treated as foreign source income. You should determine the amount of your dividend income by converting pounds sterling into US dollars at the exchange rate in effect on the date of your (or the depositary's, in the case of ADSs) receipt of the dividend. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual before January 1, 2009 will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends received with respect to the ordinary shares or ADSs will be qualified dividends if

Prudential was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"). Based on Prudential's audited financial statements and relevant market, Prudential believes that it was not treated as a PFIC for US federal income tax purposes with respect to its 2004 or 2005 taxable year. In addition, based on Prudential's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market, Prudential does not anticipate becoming a PFIC for its 2006 taxable year.

Capital Gains

        If you sell your Prudential ordinary shares or ADSs, you will recognize a capital gain or loss. A gain on the sale of Prudential ordinary shares or ADSs held for more than one year will be treated as a long-term capital gain. The net long-term capital gain recognized before 2009 generally is subject to taxation at a maximum rate of 15%. Your ability to offset capital losses against ordinary income is subject to limitations.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

RISK MANAGEMENT OF PRUDENTIAL

Overview

        A significant part of the Group's business involves the acceptance and management of risk. The Group's risk management model requires the primary responsibility for risk management at an operational level to rest with business unit chief executives. The second line of defense of risk comprises oversight functions reporting to the Group Chief Executive together with business unit risk functions and risk management committees. The third line of defense comprises independent assurance from Internal Audit reporting to business unit and Group audit committees.

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

        Also in 2003, a Group Asset Liability Committee ("ALCO") was established, and is chaired by the Group Finance Director. Its membership includes business unit and Group management involved in the operation of the asset liability, credit and insurance risks framework. The Group Asset Liability Committee considers asset-liability mismatch, solvency, market, credit and insurance risks at Group level. The ALCO is responsible for ensuring solvency risks are well managed and controlled across the Group, through establishing risk policies and guidelines, ensuring asset-liability and other solvency risks are highlighted through regular reporting and are effectively measured and managed, and communicating the aggregate risk and capital adequacy position. The ALCO reports to the Group Chief Executive.

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

Financial Risks

Foreign Exchange Risk

        Prudential faces foreign exchange risk, primarily because its reporting currency is pounds sterling, whereas approximately 56% of Prudential's operating profit from continuing operations before amortization of goodwill and tax for the year ended December 31, 2004 came from Prudential's US and Asian operations. The exposure relating to the translation of reported earnings is not separately managed although its impact is reduced by interest payments on foreign currency borrowings and by the adoption of average exchange rates for the translation of foreign currency revenues.

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

        A stochastic approach models the inter-relationship between asset and liability movements, taking into account asset correlation and policyholder behavior, under a large number of possible scenarios. These scenarios are projected forward over a period of time, typically 25 years or longer, and the liabilities and solvency position of the fund are calculated in each scenario in each future year. This allows the identification of which extreme scenarios will have the most adverse effects and what the best estimate outcome may be. The fund's policy on management actions, including bonus and investment policy are then set in order that they are consistent with the available capital and the targeted risk of default. This differs from a deterministic model, which would only consider the results from one carefully selected scenario.

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

        For businesses that are most sensitive to equity price changes, Prudential uses stochastic modeling and scenario testing to look at the expected future returns on its investments under different scenarios that best reflect the large diversity in returns that equities can produce. This allows Prudential to devise an investment and with-profits policyholder bonus strategy that, on the model assumptions, allows it to optimize returns to its policyholders and shareholders over time while maintaining appropriate financial strength. Prudential uses this method extensively in connection with its UK with-profits business.

        When presenting regulatory returns to the UK supervisory authorities, the calculation of the statutory liabilities for solvency purposes is required to incorporate a "resilience" reserve that is sufficient to ensure that assets equal to the statutory reserves (including the resilience reserve) remain equal to statutory reserves in the event of certain prescribed changes in equity and real estate prices combined with prescribed rises and falls in interest yields. See Item 4 "Information on the Company—Business of Prudential—UK and Europe Business—Financial Strength of Prudential Assurance's Long-term Fund".

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

        Prudential's UK insurance investments at December 31, 2004 were £112 billion, of which £96 billion related to non-linked life and pensions business and £16 billion to linked business. Of the £96 billion, £62 billion was for the with-profits business, £14 billion related to the segregated SAIF with-profits fund, £18 billion represented pension annuity business and £2 billion was other. The absence of guaranteed surrender values and the flexibility given by the operation of the bonus system means that the majority of the investments backing the with-profits business are in equities and real estate with the balance in debt and other fixed income security deposits and loans.

Pensions Annuity Business

        Prudential's UK pensions annuity business employs fixed income investments (including UK retail price index-linked assets) because the liabilities consist of guaranteed payments for as long as each annuitant is alive. Retail price index-linked assets are used to back pensions annuities where the payments are linked to the retail price index.

        At December 31, 2004, £18 billion of non-linked UK investments and £3 billion of linked UK investments relates to the pension annuity business. These investments are in fixed income securities (including retail price index-linked bonds to match retail price index-linked annuities), loans and deposits and are duration matched with the estimated duration of the liabilities they support.

Banking Business

        The assets of Prudential's UK banking business consist of retail mortgages, credit card receivables and personal loans, while the liabilities comprise mostly customer deposits. To the extent that customer deposits exceed loans, mortgages and credit card receivables, the banking business purchases money market assets.

        At December 31, 2004, Egg's business had £11,995 million of banking assets and £11,217 million of banking liabilities. The £11,995 million of assets consisted of £3,120 million in fixed maturity investments and £8,875 million of loans and other assets. Of the £8,875 million, £8,258 million was in respect of loans, of which £5,475 million were floating rate and £2,783 million were fixed rate. Of the liabilities, £6,607 million comprised floating rate retail deposits.

US Business

        Jackson National Life's main exposure to market risk is through its exposure to interest rate risk because approximately 16% of its general account investments support institutional business and 84% support interest-sensitive and fixed-indexed annuities, life business and surplus. All of these types of business contain considerable interest rate guarantee features and, consequently, require that the assets that support them are primarily fixed income or fixed maturity.

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

        For risk management purposes, the US general account portfolio is divided substantially into assets that support the interest-sensitive life and fixed annuity business, the institutional business and the fixed-indexed business. Prudential hedges the equity return risk on fixed-indexed products by purchasing futures and options on the relevant index.

Asian Business

        In Asia, Prudential sells with-profits and unit-linked policies and, although the with-profits business generally has a lower terminal bonus element than in the United Kingdom, the investment portfolios still contain a proportion of equities and, to a lesser extent, real estate. Non-participating business is largely backed by fixed income securities or deposits. Prudential does not consider the market risks inherent in its Asian business to be material because the investments of the Asian operation are only 5% of the Group total.

Currency of Investments

        Prudential's investments are generally held in the same currency as its liabilities and, accordingly, pound sterling liabilities will generally be supported by pound sterling assets and US dollar liabilities will generally be supported by US dollar assets. However, where Prudential believes it is appropriate, it holds some non-domestic equities in the equity portfolios in the belief that this diversifies the overall portfolio risk. As at December 31, 2004, £11 billion of Prudential's total equity securities supporting sterling liabilities, excluding those that support unit-linked business, were invested in non-sterling denominated equity investments.

Currency of Core Borrowings

        Prudential is subject to certain interest rate risk and foreign exchange risk on its core borrowings. At December 31, 2004, there was £1,899 million of pounds sterling central company debt and £898 million, or $1,724 million, of US dollar debt. £1,762 million of the central company debt was at fixed rates of interest and £1,035 million at floating rates of interest.

        The impact of gains or losses on currency translation is recorded as a component of shareholders' funds within the consolidated statement of total recognized gains and losses. This primarily arises upon translation into pounds sterling of the investment in Prudential's US and Asian operations, but is after offset of exchange gains of £49 million on the carrying value of the US dollar denominated borrowings for movements in the US dollar to pounds sterling exchange rate during 2004.

Sensitivity Analysis

        During 2004, total equity securities increased by £3,549 million and total debt and other fixed income securities increased by £2,159 million. The increase in equities and debt securities mainly reflects changes in the relative valuation of the securities over the year.

Non-trading Activities

Foreign Exchange Rate Risk

        Prudential's primary foreign exchange risk relates to the translation of Jackson National Life's profits into pounds sterling. The potential exposure to a 10% adverse fluctuation (appreciation of pounds sterling) in the average US dollar/pounds sterling exchange rates for the years ended December 31, 2004 and 2003 would have been a reduction in operating profit of £18 million and £15 million in 2004 and 2003, respectively. Prudential believes this to be a reasonably possible near-term market change.

Trading Activities

Interest Rate Risk—Investments

        The following table quantifies the estimated reduction in fair value of investments at December 31, 2004 and 2003, resulting from a 100 basis point increase in interest rates at each date. Prudential believes this to be a reasonably possible near-term market change for both UK and US interest rates. Amounts in this table do not include investments backing unit-linked business.

	December 31, 2004		December 31, 2003
	Fair Value	Estimated Reduction in Fair Value	Fair Value	Estimated Reduction in Fair Value
	(In £ Millions)
United Kingdom—long-term insurance
With-profits fund (including Prudential Annuities Limited)
Debt and other fixed income securities	35,092	3,098	33,175	2,820
Loans and other	5,012	23	3,371	22

Sub-total	40,104	3,121	36,546	2,842

SAIF with-profits fund
Debt and other fixed income securities	5,446	403	5,833	439
Loans and other	750	7	492	8

Sub-total	6,196	410	6,325	447

United Kingdom—other insurance
Debt and other fixed income securities	1,231	113	978	83
Loans and other	475	—	447	—

Sub-total	1,706	113	1,425	83

United Kingdom—banking
Debt and other fixed income securities	3,118	15	4,157	—
Loans and other	8,577	—	7,048	—

Sub-total	11,695	15	11,205	—

United States—insurance
Debt and other fixed income securities	20,593	979	21,460	1,087
Loans and other	3,785	93	4,380	107

Sub-total	24,378	1,072	25,840	1,194

United States—banking
Debt and other fixed income securities	—	—	272	7
Loans and other	—	—	683	10

Sub-total	—	—	955	17

Total	84,079	4,731	82,296	4,583

        A 100 basis point increase in interest rates would have reduced the fair value of the total investments by £4,731 million and £4,583 million at December 31, 2004 and 2003, respectively. The change in estimated reduction in fair value relates primarily to the increase in interest sensitive assets held. The profit impact would be as follows:

  •
  United Kingdom—with-profits fund (including Prudential Annuities Limited). The reduction in value of £3,121 million and £2,842 million at December 31, 2004 and 2003, respectively, would be borne in the first instance by the fund for future appropriations. Consequently, the impact on profit would be limited to the impact on current and future bonus declarations and the impact to shareholders would be limited to a maximum of one-ninth of the total cost of declared bonuses.

  •
  United Kingdom—SAIF with-profits fund. The reduction of £410 million and £447 million at December 31, 2004 and 2003, respectively, would not impact profit because the profits of this business are wholly attributable to the former Scottish Amicable policyholders.

  •
  United Kingdom—other insurance and banking. The reduction in value of £113 million and £83 million at December 31, 2004 and 2003, respectively, would be directly reflected in profit.

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

  •
  United States—banking. The reduction in value of £17 million at December 31, 2003 would be directly reflected in profit.

Interest Rate Risk—Long-term Debt

        The table below quantifies the estimated increase in fair value of long-term borrowings at December 31, 2004 and 2003, resulting from a 100 basis point reduction in interest rates at that date. The carrying value of short-term borrowings, which approximates their fair value, would not be materially increased by a 100 basis point reduction in interest rates. Prudential believes this to be a reasonably possible near-term market change for interest rates.

	December 31, 2004			December 31, 2003
	Carrying Value	Fair Value	Estimated Increase in Fair Value	Carrying Value	Fair Value	Estimated Increase in Fair Value
	(In £ Millions)
Long-term borrowings
Central companies
Bonds, US$250 million aggregate principal amount, 7.125% due 2005	130	133	1	140	151	2
Guaranteed bonds, £150 million aggregate principal amount, 9.375% due 2007	150	165	4	150	170	5
Bonds, £250 million aggregate principal amount, 5.5% due 2009	250	254	10	250	253	12
Bonds, £250 million aggregate principal amount, 7.5% due 2013	249	271	42	249	269	40
Bonds, £200 million aggregate principal amount, 6.875% due 2021	202	218	22	202	215	22
Bonds, €500 million aggregate principal amount, 5.75% due 2021(1)	351	390	44	349	367	42
Bonds, £300 million aggregate principal amount, 6.875% due 2023	300	350	38	300	351	39
Bonds, £250 million aggregate principal amount, 5.875% due 2029	250	268	35	250	268	36
Bonds, £435 million aggregate principal amount, 6.125%, due 2031	426	458	62	426	453	62
Capital securities, US$1,000 million 6.5% perpetual(2)	512	513	75	547	524	74
Capital securities, US$250 million 6.75% perpetual	126	131	5	—	—	—

Total central companies	2,946	3,151	338	2,863	3,021	334

Long-term business
Guaranteed bonds, £100 million, principal amount, 8.5% undated subordinated	100	128	19	100	126	18
Surplus notes, US$250 million principal amount, 8.15% due 2027	130	162	19	140	166	20

Total long-term business	230	290	38	240	292	38

Total	3,176	3,441	376	3,103	3,313	372

(1)
At December 31, 2004 the €500 million 5.75% borrowings had effectively been swapped into borrowings of £333 million with interest payable at 6 month pounds sterling Libor plus 0.962%.

(2)
At December 31, 2004 interest on the US$1,000 million 6.5% borrowings had been swapped into floating rate payments at 3 month US dollar Libor plus 0.8%.

(3)
Prudential has issued €20 million medium term subordinated notes, due 2023, at 20-year Euro Constant Maturity Swap (capped at 6.5%). These have been swapped into borrowings of £14 million with interest payable at 3 month pounds sterling Libor plus 1.2%. These have been excluded from the table above as they are a private placement and are not traded.

        There is no impact on profit at December 31, 2004 and 2003 as a result of these reductions in interest rates because the liabilities are recognized in the financial statements at carrying value.

Equity Market Risk

        The following table quantifies the estimated reduction in fair value of investments at December 31, 2004 and 2003, resulting from a 10% decline in the value of equity and real estate values at each date. Prudential believes this to be a reasonably possible near-term market change for both UK and US equities and for both UK and US real estate. Amounts in this table do not include investments backing unit-linked business. Prudential does not hold equity investments in its UK banking portfolio.

	December 31, 2004		December 31, 2003
	Fair Value	Estimated Reduction in Fair Value	Fair Value	Estimated Reduction in Fair Value
	(In £ Millions)
United Kingdom—long-term insurance
With-profits fund (including PAL)
Equity securities	30,224	3,022	27,755	2,776
Real estate	10,495	1,050	9,340	934

Sub-total	40,719	4,072	37,095	3,710

SAIF with-profits fund
Equity securities	5,596	560	5,223	522
Real estate	1,719	172	1,495	150

Sub-total	7,315	732	6,718	672

Other
Equity securities	14	1	—	—
Real estate	—	—	—	—

Sub-total	14	1	—	—

United Kingdom—banking
Real estate	15	2	9	1

Sub-total	15	2	9	1

United States—insurance
Equity securities	130	13	135	14
Real estate	75	8	45	5

Sub-total	205	21	180	19

United States—banking
Equity securities	—	—	13	1
Real estate	—	—	3	—

Sub-total	—	—	16	1

Total	48,268	4,828	44,018	4,403

        The profit impact at December 31, 2004 and 2003 would be similar to that described under "—Interest Rate Risk—Investments" in this section above, except that for United States—insurance the decrease in the fair value of equities would reduce profits by the same amount because those investments are held in Prudential's financial statements at market value. The change in estimated reduction in fair value relates primarily to the decrease in equity securities held.

Derivative Contracts

        At December 31, 2004 and 2003, the net market value exposure of derivatives was a gain of £565 million and £624 million, respectively. The tables below show the sensitivity of those derivatives, measured in terms of fair value, to equity and real estate market increases and decreases of 10% and to interest rate increases and decreases of 100 basis points. Prudential believes these increases and decreases to be reasonably possible near-term market changes. These exposures will change as a result of ongoing portfolio and risk management activities.

	December 31, 2004			December 31, 2003
	10% Equity & Real Estate Increase Increase/(decrease) in Fair Value	Fair Value	10% Equity & Real Estate Decrease Increase/(decrease) in Fair Value	10% Equity & Real Estate Increase Increase/(decrease) in Fair Value	Fair Value	10% Equity & Real Estate Decrease Increase/(decrease) in Fair Value
	(In £ Millions)
United Kingdom—long-term insurance
With-profits fund (including PAL)	51	415	(53)	70	485	(27)
SAIF with-profits fund	(1)	95	1	—	137	—
United Kingdom—other	—	(63)	1	—	(31)	—
United Kingdom—Banking	—	5	—	—	(18)	—
United States—insurance	50	113	(39)	40	51	(29)

Total	100	565	(90)	110	624	(56)

	December 31, 2004			December 31, 2003
	100 bp Interest Rate Increase Increase/(decrease) in Fair Value	Fair Value	100 bp Interest Rate Decrease Increase/(decrease) in Fair Value	100 bp Interest Rate Increase Increase/(decrease) in Fair Value	Fair Value	100 bp Interest Rate Decrease Increase/(decrease) in Fair Value
	(In £ Millions)
United Kingdom—long-term insurance
With-profits fund (including PAL)	(116)	415	151	(79)	485	120
SAIF with-profits fund	62	95	(35)	(32)	137	53
United Kingdom—other	(13)	(63)	(13)	(17)	(31)	1
United Kingdom—Banking	14	5	(15)	26	(18)	(27)
United States—insurance	71	113	(39)	148	51	(99)

Total	18	565	49	46	624	48

Long-term Insurance Contracts

        At December 31, 2004 and 2003, the aggregate carrying value of technical provisions net of reinsurers' share for long-term insurance contracts, including the technical provisions for linked liabilities, and the fund for future appropriations was £144,042 million and £132,366 million, respectively, and the fair value was estimated to be £139,727 million and £128,601 million, respectively. The fair value of the technical provisions and fund for future appropriations is sensitive to changes in the fair value of investments in the with-profits fund because increases in the fair value of such investments would result in increases in future bonuses for the with-profits contracts. A 10% increase in the fair value of total investments would result in an increase in the fair value of the technical provisions and the fund for future appropriations of £13,973 million and £12,860 million at December 31, 2004 and 2003, respectively. Prudential believes this to be a reasonably possible near-term market change for the fair value of investments.

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

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders

        None.

Item 15. Controls and Procedures

        As of December 31, 2004 Prudential carried out an evaluation under the supervision and with the participation of Prudential's management, including the Group Chief Executive and Group Finance Director, of the effectiveness of the design and operation of Prudential's disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of Prudential's evaluation, the Group Chief Executive and Group Finance Director concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports Prudential files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

        There has been no change in Prudential's internal control over financial reporting during Prudential's 2004 fiscal year that has materially affected, or is reasonably likely to materially affect, Prudential's internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

        The Board has determined that Rob Rowley, Chairman of the Audit Committee qualifies as an "audit committee financial expert" within the meaning of Item 16A of Form 20-F.

Item 16B. Code of Ethics

        Prudential has a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act, (which Prudential calls its Code of Business Conduct) which applies to the Group Chief Executive, the Group Finance Director, the Director, Group Finance and Risk (Prudential's principal accounting officer) and persons performing similar functions as well as to all other employees. Prudential's Code of Business Conduct is available on its website at www.prudential.co.uk. If Prudential amends the provisions of the Code of Business Conduct, as it applies to the Group Chief Executive, Group Finance Director and the Director, Group Finance and Risk or if Prudential grants any waiver of such provisions, the Company will disclose such amendment or waiver on the Prudential website. There were no amendments to, or waivers from, the Code of Business Conduct in 2004.

Item 16C. Principal Accountant Fees and Services

        The Audit Committee has a key oversight role in relation to the external auditor, KPMG Audit plc, and has developed a formal Auditor Independence Policy to ensure that the independence and objectivity of the external auditor is not impaired and that the Group maintains a sufficient choice of appropriately qualified audit firms.

        The policy sets out four key principles which underpin the provision of non-audit services by the external auditor namely that the auditor should not: audit its own firm's work, make management decisions for the Group, have a mutuality of financial interest with the Group, and be put in the role of advocate for the Group.

        Work which could potentially be undertaken by the external auditors during 2004 was identified, categorized, budgeted and approved by the Audit Committee in November 2003. Work within these categories and pre-approved limits could then be committed to in line with the Group's delegated authority process but any engagement which was expected to result in fees in excess of £250,000 had to be confirmed and approved by a member of the Audit Committee prior to commencement of the work. In addition, all such commitments had to be notified to Group Head Office prior to commencement to ensure that the aggregate pre-approved limits were not breached.

        Work that did not fall within either the pre-approved categories or the pre-approved limits had to be approved by a member of the Audit Committee prior to commencement. Approval by the full Audit Committee was required if the fees were expected to be over £250,000.

        At the end of each annual audit cycle, the Audit Committee assesses the qualification, expertise and resources, effectiveness and independence of the external auditors. Depending on the outcome of these assessments, and at least once every five years, the Audit Committee undertakes a formal review to assess whether the external audit should be re-tendered. The external audit was last put out to competitive tender in 1999 when the present auditors were appointed. In February 2004, the Committee formally considered the need to re-tender the audit and concluded that, in view of the satisfactory performance of the external auditor and the cost of undertaking a tender exercise, it was inappropriate to do so, and the external auditor's reappointment was approved by the Committee.

        Total fees payable to KPMG for the fiscal years ended December 31, 2004 and 2003 are set out below:

	Year ended December 31,
	2004	2003
	(in £ Millions)
Audit fees	5.6	4.9
Audit-related fees	—	—
Tax fees	0.2	0.3
Other fees	3.9	1.6

Total	9.7	6.8

  2004

        In 2004 audit fees of £5.6 million comprised UK statutory audit fees of £3.8 million, US GAAP audit fees of £0.8 million, UK regulatory reporting audit fees of £0.9 million and UK supplementary achieved profits basis reporting audit fees of £0.1 million.

        Tax fees of £0.2 million related to tax compliance work in respect of federal and state tax returns for the Group's US operations.

        Other fees of £3.9m comprised reviewing the processes that the Group is implementing in order to comply with the requirements of the Sarbanes-Oxley Act of £1.8 million, reviewing prospectuses for the Group's equity and debt issues of £0.5 million, reviewing the Group's proposals with regard to implementing new regulatory requirements of £0.4 million, provision of comfort letters mainly relating to Jackson National Life's funding programs of £0.2 million, and review work in connection with the Group's acquisitions and disposals of £0.5 million and other general financial work across the Group of £0.5 million.

  2003

        In 2003 audit fees of £4.9 million comprised UK statutory audit fees of £3.6 million, US GAAP audit fees of £0.7 million, UK regulatory reporting audit fees of £0.5 million and UK supplementary achieved profits basis reporting audit fees of £0.1 million.

        Tax fees of £0.3m comprised tax compliance work in respect of federal and state tax returns for the Group's US operations of £0.1 million and general tax work for the US operations of £0.2 million.

        Other fees of £1.6 million comprised costs related to reviewing the processes that the Group is implementing in order to comply with the requirements of the Sarbanes-Oxley Act of £0.2 million, provision of comfort letters mainly relating to Jackson National Life's funding programs of £0.1 million, reviewing Jackson National Life's asset securitization program of £0.1 million, general corporate financial work of £0.7 million, review of UK investment management mandate profitability of £0.1 million and other general financial work across the Group of £0.4 million.

Item 16E. Purchases of Equity Securities by Prudential plc and Affiliated Purchasers.

        The following table sets forth information with respect to purchases made by or on behalf of Prudential or any "affiliated purchasers" (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) of Prudential's ordinary shares or American depositary shares for the year ended December 31, 2004.

Period	Total Number of Shares Purchased(1)(2)		Average Price Paid Per Share (£)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under Plans or Programs
January 1 - January 31	—		—	N/A	N/A
February 1 - February 28	—		—
March 1 - March 31	—		—
April 1 - April 30	—		—
May 1 - May 31	2,096	(3)	4.484
June 1 - June 30	—		—
July 1 - July 31	—		—
August 1 - August 31	3,533		4.255
September 1 - September 30	—		—
October 1 - October 31	318,200	(4)	4.59116
November 1 - November 30	649,633	(5)	3.08
December 1 - December 31	814,983		4.50005

(1)
The shares listed in this column were acquired by employee benefit trusts during the year to satisfy future obligations to deliver shares under the Company's employee incentive plans, the savings-related share option scheme and the share participation plan.

(2)
This table excludes Prudential plc shares purchased by investment funds managed by M&G in accordance with investment strategies that are established by M&G acting independently of Prudential plc.

(3)
2,096 shares were acquired by employee benefit trusts in lieu of receiving dividends as part of Prudential's scrip dividend alternative program in May 2004.

(4)
86 shares were acquired by employee benefit trusts in lieu of receiving dividends as part of Prudential's scrip dividend alternative program in October 2004.

(5)
649,633 shares were acquired by employee benefit trusts in connection with Prudential's 2004 rights offering (pursuant to which holders received a right to 1 ordinary share for every 6 ordinary shares held at a price of 308 pence per share).

Item 18.    Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of Prudential plc

        We have audited the accompanying consolidated balance sheets of Prudential plc and its subsidiaries (the "Group") as of December 31, 2004 and 2003 and the related consolidated profit and loss accounts, consolidated statement of total recognized gains and losses, reconciliation of movements in consolidated shareholders' capital and reserves, and consolidated statement of cash flows from general business and shareholders' funds for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Prudential plc and its subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with generally accepted accounting principles in the United Kingdom.

        Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 36 and 37 to the consolidated financial statements.

June 24, 2005	By:	/s/ KPMG AUDIT PLC KPMG Audit Plc London, England

Prudential plc and Subsidiaries

Consolidated Profit and Loss Accounts

Years ended December 31

	2004	2003	2002
	(In £ Millions, Except Per Share Amounts)
Gross premiums:
Continuing operations	16,355	13,781	16,669
Discontinued UK personal lines property and casualty insurance business	—	—	329
Reinsurance premiums ceded	(256)	(290)	(545)

Earned premiums, net of reinsurance	16,099	13,491	16,453

Claims incurred, net of reinsurance	(13,117)	(11,739)	(13,689)

Change in long-term business provision, net of reinsurance	(5,134)	(3,950)	(4,045)
Change in technical provisions for linked liabilities, net of reinsurance	(4,322)	(4,728)	1,346

Total change in long-term technical provisions, net of reinsurance	(9,456)	(8,678)	(2,699)
Investment returns:
Continuing operations	14,665	15,617	(3,664)
Discontinued operations	17	22	22
Investment expenses and charges	(748)	(715)	(733)
Net operating expenses	(2,069)	(1,914)	(1,870)
Shareholder and policyholder tax attributable to long-term business	(896)	(824)	662
Add back: Shareholder tax attributable to long-term business	195	150	171
Transfer (to) from the fund for future appropriations	(4,025)	(5,021)	5,520
Result of UK fund management operation	136	83	71
Result of US broker-dealer and fund management operation	(14)	(3)	14
Result of Asia fund management operation	19	13	6
Result of UK banking operation:
Continuing operations	43	55	27
Discontinued operations	(37)	(89)	(47)
Amortization of goodwill	(97)	(98)	(98)
Profit or loss on the sale or termination of discontinued operations:
Profit on business disposals	48	—	355
Egg France closure cost	(113)	—	—

Profit on ordinary activities before shareholder tax	650	350	501
Shareholder tax on profit on ordinary activities	(232)	(144)	(42)

Profit for the financial year before minority interests	418	206	459
Minority interests	10	2	9

Profit for the financial year	428	208	468

Dividends:
Interim at 5.19p, 5.09p and 8.56p per share, respectively^	(109)	(106)	(178)
Final at 10.65p, 10.29p and 16.44p per share, respectively^	(253)	(214)	(341)

Total dividends at 15.84p, 15.38p and 25.00p per share, respectively^	(362)	(320)	(519)

Retained profit (loss) for the financial year	66	(112)	(51)

	2004		Restated 2003		Restated 2002
Earnings per share:
Basic (based on 2,129 million, 2,076 million and 2,068 million shares, respectively)*	20.1	p	10.0	p	22.6	p
Diluted (based on 2,132 million, 2,078 million and 2,071 million shares, respectively)*	20.1	p	10.0	p	22.6	p

^ Dividend amounts per share have been restated where relevant to take account of the rights offering in 2004.

* The 2003 and 2002 figures for these lines have been restated to take account of the rights offering in 2004.

The accompanying notes are an integral part of these financial statements

	2004	2003	2002
	(In £ Millions, Except Per Share Amounts)
Reconciliation of profit on ordinary activities before shareholder tax to operating profit (based on long-term investment returns) before amortization of goodwill and exceptional items after tax and related minority interests
Profit on ordinary activities before shareholder tax	650	350	501
Short-term fluctuations in investment returns	(229)	(91)	205
Egg France closure cost	113	—	—
Profit on sale of discontinued operations	(48)	—	(355)
Amortization of goodwill	97	98	98

Operating profit (based on long-term investment returns) before amortization of goodwill and exceptional items and before tax	583	357	449

Analysed as:
Continuing operations	603	424	474
Discontinued operations	(20)	(67)	(25)

Tax on operating profit (based on long-term investment returns) before amortization of goodwill and exceptional items	(177)	(106)	(120)
Related minority interests	2	6	4

Operating profit (based on long-term investment returns) before amortization of goodwill and exceptional items after tax and related minority interests	408	257	333

	2004		Restated 2003		Restated 2002
Earnings per share:
Operating profit (based on long-term investment returns) before amortization of goodwill and exceptional items and before tax (based on 2,129 million, 2,076 million and 2,068 million shares, respectively)*	27.4	p	17.2	p	21.7	p
Operating profit (based on long-term investment returns) before amortization of goodwill and exceptional items after tax and related minority interests (based on 2,129 million, 2,076 million and 2,068 million shares, respectively)*	19.2	p	12.4	p	16.1	p

* The 2003 and 2002 figures for these lines have been restated to take account of the rights offering in 2004.

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Profit and Loss Accounts

Year ended December 31, 2004

	General Business Technical Account	Long-Term Business Technical Account	Non-Technical Account	Total
	(In £ Millions)
Gross premiums:
Continuing operations		16,355		16,355
Reinsurance premiums ceded		(256)		(256)

Earned premiums, net of reinsurance		16,099		16,099

Claims incurred, net of reinsurance	(5)	(13,112)		(13,117)

Change in long-term business provision, net of reinsurance		(5,134)		(5,134)
Change in technical provisions for linked liabilities, net of reinsurance		(4,322)		(4,322)

Total change in long-term technical provisions, net of reinsurance		(9,456)		(9,456)
Investment returns:
Continuing operations		14,529	136	14,665
Discontinued operations		17		17
Allocated investment returns	6	(215)	209
Investment expenses and charges		(522)	(226)	(748)
Net operating expenses	(1)	(1,985)	(83)	(2,069)
Shareholder and policyholder tax attributable to long-term business		(896)		(896)
Transfer to the fund for future appropriations		(4,025)		(4,025)

Balance on the technical accounts	—	434
Add back: Shareholder tax attributable to long-term business		195		195

Technical accounts subtotal	—	629
Profit on insurance activities transferred to the non-technical account	—	(629)	629

Result of UK fund management operation			136	136
Result of US broker-dealer and fund management operation			(14)	(14)
Result of Asia fund management operation			19	19
Result of UK banking operation:
Continuing operations			43	43
Discontinued operations			(37)	(37)
Amortization of goodwill			(97)	(97)
Other income (charges):
Profit on sale of discontinued operations			48	48
Egg France closure cost			(113)	(113)

Profit on ordinary activities before shareholder tax			650	650
Shareholder tax on profit on ordinary activities			(232)	(232)

Profit for the financial year before minority interests			418	418
Minority interests			10	10

Profit for the financial year			428	428

Balance on the technical accounts analyzed between:
Continuing operations	—	417
Discontinued operations	—	17

Balance on the technical accounts	—	434

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Profit and Loss Accounts

Year ended December 31, 2003

	General Business Technical Account	Long-Term Business Technical Account	Non-Technical Account	Total
	(In £ Millions)
Gross premiums:
Continuing operations		13,781		13,781
Reinsurance premiums ceded		(290)		(290)

Earned premiums, net of reinsurance		13,491		13,491

Claims incurred, net of reinsurance	(4)	(11,735)		(11,739)

Change in long-term business provision, net of reinsurance		(3,950)		(3,950)
Change in technical provisions for linked liabilities, net of reinsurance		(4,728)		(4,728)

Total change in long-term technical provisions, net of reinsurance		(8,678)		(8,678)
Investment returns:
Continuing operations		15,476	141	15,617
Discontinued operations		22		22
Allocated investment returns	7	(77)	70
Investment expenses and charges		(481)	(234)	(715)
Net operating expenses	(3)	(1,844)	(67)	(1,914)
Shareholder and policyholder tax attributable to long-term business		(824)		(824)
Transfer to the fund for future appropriations		(5,021)		(5,021)

Balance on the technical accounts	—	329
Add back: Shareholder tax attributable to long-term business		150		150

Technical accounts subtotal	—	479
Profit on insurance activities transferred to the non-technical account	—	(479)	479

Result of UK fund management operation			83	83
Result of US broker-dealer and fund management operation			(3)	(3)
Result of Asia fund management operation			13	13
Result of UK banking operation:
Continuing operations			55	55
Discontinued operations			(89)	(89)
Amortization of goodwill			(98)	(98)

Profit on ordinary activities before shareholder tax			350	350
Shareholder tax on profit on ordinary activities			(144)	(144)

Profit for the financial year before minority interests			206	206
Minority interests			2	2

Profit for the financial year			208	208

Balance on the technical accounts analyzed between:
Continuing operations	—	307
Discontinued operations	—	22

Balance on the technical accounts	—	329

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Profit and Loss Accounts

Year ended December 31, 2002

	General Business Technical Account	Long-Term Business Technical Account	Non-Technical Account	Total
	(In £ Millions)
Gross premiums:
Continuing operations		16,669		16,669
Discontinued UK personal lines property and casualty insurance business	329			329
Reinsurance premiums ceded	(329)	(216)		(545)

Earned premiums, net of reinsurance	—	16,453		16,453

Claims incurred, net of reinsurance	(5)	(13,684)		(13,689)

Change in long-term business provision, net of reinsurance		(4,045)		(4,045)
Change in technical provisions for linked liabilities, net of reinsurance		1,346		1,346

Total change in long-term technical provisions, net of reinsurance		(2,699)		(2,699)
Investment returns
Continuing operations		(3,773)	109	(3,664)
Discontinued operations		22		22
Allocated investment returns	8	199	(207)
Investment expenses and charges		(499)	(234)	(733)
Net operating expenses	(3)	(1,805)	(62)	(1,870)
Shareholder and policyholder tax attributable to long-term business		662		662
Transfer from the fund for future appropriations		5,520		5,520

Balance on the technical accounts	—	396
Add back: Shareholder tax attributable to long-term business		171		171

Technical accounts subtotal	—	567
Profit on insurance activities transferred to the non-technical account	—	(567)	567

Result of UK fund management operation			71	71
Result of US broker-dealer and fund management operation			14	14
Result of Asia fund management operation			6	6
Result of UK banking operation
Continuing operations			27	27
Discontinued operations			(47)	(47)
Amortization of goodwill			(98)	(98)
Profit on sale of UK personal lines property and casualty insurance business			355	355

Profit on ordinary activities before shareholder tax			501	501
Shareholder tax on profit on ordinary activities			(42)	(42)

Profit for the financial year before minority interests			459	459
Minority interests			9	9

Profit for the financial year			468	468

Balance on the technical accounts analyzed between:
Continuing operations	—	374
Discontinued operations	—	22

Balance on the technical accounts	—	396

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Balance Sheets

December 31

Assets	2004	Restated 2003
	(In £ Millions)
Goodwill	1,367	1,504
Investments
Land and buildings	12,367	10,965
Investments in participating interests	26	56
Other financial investments	117,262	109,219

Total investments	129,655	120,240

Assets held to cover linked liabilities	23,830	19,921

Reinsurers' share of technical provisions
Long-term business provision	612	499
Claims outstanding	99	151
Technical provisions for linked liabilities	307	274

Total reinsurers' share of technical provisions	1,018	924

Debtors
Debtors arising out of direct insurance operations	114	129
Debtors arising out of reinsurance operations	20	19
Tax recoverable	159	158
Other debtors*	373	451

Total debtors*	666	757

Other assets
Banking business assets:
UK operation (Egg)	11,995	11,654
US operation	—	975
Tangible assets	155	184
Cash at bank and in hand	1,415	1,221
Present value of acquired in-force long-term business	86	108

Total other assets*	13,651	14,142

Prepayments and accrued income
Accrued interest and rent	1,195	1,131
Deferred acquisition costs	2,908	2,952
Other prepayments and accrued income	250	138

Total prepayments and accrued income	4,353	4,221

Total assets*	174,540	161,709

* The 2003 figures for these lines have been restated (see note 4).

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Balance Sheets

December 31

Shareholders' funds and liabilities	2004	Restated 2003
	(In £ Millions)
Shareholders' funds
Ordinary share capital, 5p par value per share, 3,000 million and 3,000 million shares authorized; 2,375 million and 2,009 million shares issued and outstanding, respectively	119	100
Sterling preference share capital, 1p par value per share, 2,000 million and nil shares authorized, nil and nil shares issued and outstanding respectively	—	—
US dollar preference share capital, 1 cent par value per share, 2,000 million and nil shares authorized, nil and nil shares issued and outstanding respectively	—	—
Euro preference share capital, 1 cent par value per share, 2,000 million and nil shares authorized, nil and nil shares issued and outstanding respectively	—	—
Share premium	1,558	553
Retained profit and loss reserve	2,646	2,625
Cost of shares held in trusts for employee incentive plans*	(42)	(38)

Total shareholders' funds*	4,281	3,240

Minority interests	71	107
Subordinated liabilities	1,429	1,336
Commitments and contingencies
Fund for future appropriations*	16,686	12,657
Technical provisions
Long-term business provision	104,138	100,287
Claims outstanding	826	891

Total technical provisions	104,964	101,178

Technical provisions for linked liabilities	24,137	20,195
Provisions for other risks and charges
Deferred tax	1,522	1,154
Deposits received from reinsurers	51	48
Creditors
Creditors arising out of direct insurance operations	340	382
Creditors arising out of reinsurance operations	10	12
Debenture loans	1,761	1,781
Amounts owed to credit institutions	191	192
Other borrowings	1,292	1,136
Jackson National Life funding arrangements	3,308	3,762
Banking business liabilities:
UK operation (Egg)	11,217	10,787
US operation	—	894
Tax payable	1,017	851
Shareholders' dividends accrued	253	214
Other creditors*	1,367	1,133

Total creditors*	20,756	21,144

Accruals and deferred income	643	650

Total shareholders' funds and liabilities*	174,540	161,709

* The 2003 figures for these lines have been restated (see note 4).

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Statement of Total Recognized Gains and Losses

Years ended December 31

	2004	2003	2002
	(In £ Millions)
Profit for the financial year	428	208	468
Foreign currency exchange movements, net of related tax of £12 million (£18 million)	(161)	(253)	(252)

Total recognized gains (losses) relating to the financial year	267	(45)	216

Reconciliation of Movements in Consolidated Shareholders' Capital and Reserves

	Number of Ordinary Shares	Ordinary Share Capital	Share Premium	Restated Retained Profit and Loss Reserve	Restated Total
	(In Millions)	(In £ Millions)
January 1, 2002, as previously reported	1,994	100	533	3,243	3,876
Prior year adjustment	—	—	—	(41)	(41)

January 1, 2002, as restated*	1,994	100	533	3,202	3,835
Total recognized gains relating to 2002	—	—	—	216	216
Dividends	—	—	—	(519)	(519)
New share capital subscribed	8	—	40	—	40
Transfer for shares issued in lieu of cash dividends	—	—	(23)	23	—
Movement in cost of own shares*	—	—	—	5	5

January 1, 2003, as previously reported	2,002	100	550	2,963	3,613
Prior year adjustment	—	—	—	(36)	(36)

January 1, 2003, as restated*	2,002	100	550	2,927	3,577
Total recognized gains relating to 2003	—	—	—	(45)	(45)
Dividends	—	—	—	(320)	(320)
New share capital subscribed	7	—	30	—	30
Transfer for shares issued in lieu of cash dividends	—	—	(27)	27	—
Consideration paid for own shares*	—	—	—	(3)	(3)
Movement in cost of own shares*	—	—	—	1	1

January 1, 2004, as originally reported	2,009	100	553	2,625	3,278
Prior year adjustment	—	—	—	(38)	(38)

January 1, 2004, as restated*	2,009	100	553	2,587	3,240
Total recognized gains relating to 2004	—	—	—	267	267
Dividends	—	—	—	(362)	(362)
Proceeds from rights offering, net of expenses	339	17	1,004	—	1,021
Other new share capital subscribed	27	2	117	—	119
Transfer for shares issued in lieu of cash dividends	—	—	(116)	116	—
Consideration paid for own shares*	—	—	—	(4)	(4)

December 31, 2004	2,375	119	1,558	2,604	4,281

* The figures for these lines have been restated (see note 4).

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Statement of Cash Flows from General Business and Shareholders' Funds

Years ended December 31

	2004	2003	2002
	(In £ Millions)
Net cash inflow from operating activities before interest and tax	93	88	31

Servicing of finance
Interest paid	(207)	(172)	(180)

Taxes recovered	72	128	299

Acquisitions and disposals
Cash consideration paid including acquisition costs	—	—	(12)
Proceeds received on sale of European businesses, net of reinsurance payments	—	27	—
Proceeds received on sale of UK personal lines property and casualty insurance business	—	—	353

	—	27	341

Equity dividends paid	(323)	(447)	(509)

Net cash outflow before financing	(365)	(376)	(18)

Financing
Issue of borrowings	111	829	86
Reduction in credit facility utilized by investment subsidiaries managed by PPM America	(31)	(151)	(165)
Issues of ordinary share capital net of expenses of £23 million (£nil and £nil)	1,140	30	40

Net cash inflow (outflow) from financing	1,220	708	(39)

Net cash inflow (outflow) for the year	855	332	(57)

The net cash inflow (outflow) was invested (financed) as follows:
Purchases of portfolio investments:
Equity securities	36	1	39
Debt and other fixed income securities	2,204	962	3,209

Total purchases of portfolio investments	2,240	963	3,248

Sales of portfolio investments:
Equity securities	(24)	(2)	(294)
Debt and other fixed income securities	(1,373)	(1,110)	(3,037)

Total sales of portfolio investments	(1,397)	(1,112)	(3,331)

Net purchases (sales) of portfolio investments	843	(149)	(83)
Increase in cash and short-term deposits	12	481	26

Net cash inflow (outflow)	855	332	(57)

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2004

1 Nature of Operations

        Prudential plc (the "Company") together with its subsidiaries (collectively, the "Group" or "Prudential") is an international financial services group with its principal operations in the United Kingdom ("UK"), the United States ("US") and Asia. The Group operates in the UK through its subsidiaries, primarily The Prudential Assurance Company Limited ("PAC"), Prudential Annuities Limited ("PAL"), Prudential Retirement Income Limited ("PRIL"), M&G Group plc ("M&G"), and Egg plc ("Egg"). In the US, the Group's principal subsidiary is Jackson National Life Insurance Company ("Jackson National Life"). In Asia, the Group's main operations are in Hong Kong, Japan, Malaysia, Singapore, and Taiwan. Prudential offers a wide range of retail financial products and services and fund management services throughout these territories. The retail financial products and services principally include life insurance, pensions and annuities as well as collective investments and deposit and mortgage banking services.

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

        The Group has previously written property and casualty insurance business in the UK.

2 Basis of Preparation

        The consolidated financial statements are prepared in accordance with applicable accounting standards under UK Generally Accepted Accounting Practice ("UK GAAP"), including Financial Reporting Standards ("FRS") and Statements of Standard Accounting Practice ("SSAP") and also in accordance with the revised Statement of Recommended Practice, "Accounting for Insurance Business", issued in November 2003 by the Association of British Insurers ("the revised SORP"). The results of US operations and certain Asian operations are prepared on the basis of US Generally Accepted Accounting Principles ("US GAAP"), with non-insurance balances adjusted where necessary to comply with UK GAAP.

        FRS 17, "Retirement benefits" was issued in November 2000. This standard specifies how costs of providing retirement benefits, in particular for defined benefit schemes, should be recognized and disclosed in the financial statements. Under FRS 17 none of the requirements need to be recognized in the primary financial statements for the years ended December 31, 2004, 2003 and 2002. However, disclosure is required in respect of the impact of FRS 17 on the opening and closing balance sheet positions, profit and loss account, and statement of total recognized gains and losses to illustrate the effect if the standard had been recognized in these primary financial statements. The Group has adopted the standard in this respect and details are disclosed in Note 32.

        The consolidated financial statements of the Group include the assets, liabilities and results of the Company and subsidiary undertakings in which Prudential has a controlling interest, using accounts drawn up to December 31, 2004. The results of subsidiaries are included in the financial statements from the date acquired up to the effective date of disposal. All intercompany transactions are eliminated on consolidation except for investment management fees of £253 million, £217 million and £208 million charged by M&G and the Group's US and Asia fund management operations to long-term business funds for the years ended December 31, 2004, 2003 and 2002 respectively.

        The consolidated profit and loss accounts comprise a general business technical account (property and casualty insurance business); a long-term business technical account (life insurance, pension, disability and sickness insurance and annuity business); and a non-technical account. The insurance operations are presented by category of income and expenditure in each respective technical account. The balances (profits on insurance activities for the year) from the general and long-term business technical accounts are then included in the non-technical account and combined with the Group's other non-insurance businesses (principally banking and fund management) to determine the consolidated profit for the financial year. In accordance with FRS 1, "Cash flow statements", the statement of cash flows reflects only the cash flows of the Group's non-insurance businesses included in the non-technical account and amounts transferred to shareholders' funds from the Group's long-term businesses.

        The consolidated financial statements do not represent Prudential's statutory accounts for the purposes of the UK Companies Act 1985. Schedule 9A to the UK Companies Act 1985 prescribes formats for the preparation of the statutory accounts of insurance companies and groups. These financial statements are based on the prescribed formats. Certain minor reclassifications and presentational changes have been made to the amounts presented for prior periods to conform these periods to the current presentation. The Group's external auditors have reported on the 2004, 2003 and 2002 statutory accounts and the accounts have been delivered to the UK Registrar of Companies. The auditors' reports were unqualified and did not contain a statement under Section 237 (2) (inadequate accounting records or returns not agreeing with records and returns) or Section 237 (3) (failure to obtain necessary information and explanations) of the UK Companies Act 1985.

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

        The years "2004", "2003" and "2002" refer to the years ended December 31, 2004, 2003 and 2002, respectively.

3 Significant Accounting Policies

        There have been no changes in the Group's accounting policies from those used in the 2003 statutory accounts with the exception of the implementation of UITF38 as described in note 4.

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

        For the business of Jackson National Life, the determination of the expected emergence of margins, against which the amortization profile of the DAC asset is established, is dependent on certain key assumptions. For single premium deferred annuity business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders. For variable annuity business, the key assumption is the expected long-term level of equity market returns which, for 2004, 2003 and 2002, was 8.4% per annum implemented using a mean reversion methodology. These returns affect the level of future expected profits through their effects on fee income and the required level of provision for guaranteed minimum death benefit claims.

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

        The overwhelming majority of the liabilities for business in-force of UK insurance operations are held by The Prudential Assurance Company Limited (PAC) and its subsidiaries Prudential Annuities Limited (PAL) and Prudential Retirement Income Limited (PRIL). The key features of the liabilities of these companies are as follows:

Conventional with-profits and other protection-type policies

        The future policyholder benefit provisions on conventional with-profits and other protection-type policies are calculated using the net premium method. The net premium is calculated such that it would be sufficient at the outset of the policy to provide only for the discounted value of the original guaranteed death and maturity benefits on the chosen valuation assumptions. The provision is then calculated by subtracting the present value of future net premiums from the present value of future benefits (including vested bonuses) using a prudent discount rate. Under the net premium valuation method, vested bonuses are included in the cash flows assessed but future allocations of bonuses are not included explicitly, although they are implicitly taken into account in the discount rate used, which is based on the return available on suitable investments. The detailed methodology for UK companies is included in regulations contained in the FSA rules. In particular, the returns available from equity and property assets are based on expected income and/or earnings and no allowance is made for potential future capital growth. The assumptions to which the estimation of the long-term business provision for these contracts is particularly sensitive are the interest rate used to discount the provision and the assumed future mortality experience of policyholders. The net premium reserves are calculated using assumptions for interest, mortality, morbidity and expense, but without assumptions for withdrawals. These assumptions are determined as prudent best estimates at the date of valuation. Interest rates used in establishing policyholder benefit provisions for conventional with-profits policies in the consolidated financial statements range from 3.0% to 5.0% for 2004, 2003 and 2002. There have been no significant changes to other key assumptions.

Pension annuities

        The interest rates used in establishing policyholder benefit provisions for pension annuities in the course of payment are adjusted each year and ranged from 1.5% to 5.0% for 2004, 2.0% to 5.1% for 2003 and 2.4% to 5.4% for 2002. Mortality rates used in establishing policyholder benefit provisions are based on published mortality tables adjusted to reflect actual experience. An additional change to assumptions in 2004 was with respect to mortality, where the shape of the set of assumptions was changed as part of the regular monitoring of mortality developments.

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

        For the purpose of calculating the liability using the bonus reserve method, the assumed interest rates range from 2.5% to 5.0% for 2004 and 3.0% to 5.0% for 2003 and 2002 while future reversionary bonuses are assumed to fall immediately from current levels to zero. There have been no significant changes of assumption for accumulating with-profits business.

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

Asian Operations

        The future policyholder benefit provisions for Asian businesses are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with UK GAAP. For the Hong Kong business, which is a branch of the Prudential Assurance Company, and the Singapore and Malaysian operations the valuation principles and sensitivities to changes of assumptions of conventional with-profits and other protection-type policies are similar to those described above for equivalent products written by the UK Insurance operations. For Hong Kong business the interest rate has reduced to 3.4% at December 31, 2004 from 3.6% at December 31, 2003, and from 3.75% at December 31, 2002 for traditional business and to between 2.5% and 2.9% at December 31, 2004 from 3.25% at December 31, 2003, and from 3.75% at December 31, 2002 for accumulating with-profits assurances. For Singapore and Malaysia there have been no significant changes of assumption. Interest rates of 3.5% to 4.0% in Singapore and 4.0% in Malaysia have been used in accordance with local regulations.

        For Asian operations in countries where local GAAP is not well established and in which the business written is primarily non-participating and linked business, US GAAP is used as the most appropriate proxy to local GAAP. The future policyholder benefit provisions for non-linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claim expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business. As with the other Asian operations mentioned above, the assumptions to which the future policyholder benefit provisions are most sensitive are the interest rate used to discount the liabilities and the future mortality and morbidity experience of policyholders. In Taiwan, interest rates ranged from 1.4% to 7.0% at December 31, 2004 and from 1.5% to 6.5% at December 31, 2003. In Japan, they ranged from 0.9% to 1.3% at December 31, 2004 and from 0.9% to 1.6% at December 31, 2003.

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

Claims

        Claims incurred include settlement and handling costs of paid and outstanding claims arising from events occurring in the year and adjustments to prior years' claims provisions. Outstanding claims include claims incurred up to, but not paid at, the end of the accounting period, whether or not reported.

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

        Investment returns in respect of long-term business, including those on assets matching solvency capital, are included in the long-term business technical account. Other investment returns are included in the non-technical account.

        Investment returns on assets supporting the general (property and casualty insurance) business liabilities are allocated from the non-technical account to the general business technical account. Investment returns are also allocated between the long-term business technical account and the non-technical account for the difference between the actual investment rate of return of the long-term business technical account and the long-term rate of return on the assets backing shareholder financed long-term business (primarily Jackson National Life and certain Asian operations). Further details are provided in Note 5.

        Rental income is charged to the profit and loss account on a straight line basis over the period of the lease. Lease incentives granted on leases to tenants in investment property (such as rent-free periods) are recognised as a reduction in rental income and are allocated over the period from lease commencement up to the first rent review.

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

        In December 2003, Urgent Issues Task Force Abstract 38 "Accounting for Employee Share Ownership Trusts" (UITF 38) was issued. The main effect of UITF 38 is that the Company must present the cost of acquiring the shares held in such trusts as a deduction in determining shareholders' funds.

The Company has adopted the provisions of UITF 38 in its 2004 results. Further details are provided in Note 4.

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

Leases

        Leases, where a significant portion of the risk and rewards of ownership are retained by the lessor, are classified as operating leases. Payments made as lessee under operating leases (net of any incentives received from the lessor) are charged to the profit and loss account on a straight line basis over the period of the lease. No individual lease arrangement is considered material to the overall results or position of the Group.

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

Other Financial Investments

        Other financial investments include equity securities, debt and other fixed income securities, mortgages and other loans, loans to policyholders (excluding unpaid interest) and deposits with credit institutions.

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

Mortgages and other loans

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

Derivatives

        Derivative financial instruments are used to reduce or manage investment, interest rate and currency exposures, to facilitate efficient portfolio management and for investment purposes. The

Group's policy is that amounts at risk through derivative transactions are covered by cash or by corresponding assets. Derivative financial instruments are used to facilitate efficient portfolio management and for investment purposes. With the exception of derivatives held by Jackson National Life, these instruments are carried at fair value with changes in fair value included in investment returns. For other derivative instruments, various methods of hedge accounting are used under UK GAAP, and are more fully described in Note 24.

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

Linked Business Funds

        Certain long-term business policies are linked to specific portfolios of assets or to an investment-related index. Such policies provide benefits to policyholders which are wholly or partly determined, by reference to the value of or income from specific investments or by reference to fluctuations in the value of an index of investments. The assets supporting the linked policies are maintained in segregated accounts in conformity with applicable laws and regulations. The segregated assets are reported at fair value within assets held to cover linked liabilities on the consolidated balance sheets. The technical provisions for linked liabilities on the consolidated balance sheets are determined based on the fair value of the underlying assets supporting the policies.

Tangible Assets

        Tangible assets, principally computer equipment, software development expenditure, and furniture and fixtures, are capitalized and depreciated on a straight-line basis over their estimated useful lives, generally three to ten years. Leasehold improvements are depreciated over the life of the lease. Assets held under finance leases are capitalized at their fair value.

Banking Business Assets and Liabilities

        Banking business assets consist primarily of certificates of deposit and short-term deposits with credit institutions carried at fair value and mortgage loans carried at recoverable amount, being outstanding principal balances, net of allowances for loan losses. Loan loss provisions are recorded for the overall loan portfolio to cover bad debts which have not been separately identified but which are known from experience to be present in the portfolio. For loans in default, specific loan loss provisions are recorded. General provisions are raised in respect of losses, which although not specifically identified, are known from experience to be present in any such portfolios. The level of general provision is determined by the application of a number of basis points to the aspects of the portfolio which are not currently identified as delinquent but which experience suggests contains lending which will ultimately lead to losses. The number of basis points applied to the portfolios are regularly assessed against recent experience and adjusted if appropriate.Changes in loan loss provisions during the year are included in the consolidated profit and loss accounts.

        Liabilities relating to the Group's banking business consist primarily of customer short-term or demand deposits, including interest accrued on the deposits.

        Further details of UK banking business assets and liabilities are disclosed in Note 31.

Business Acquisitions and Disposals

        Business acquisitions are accounted for by applying the purchase method of accounting, which adjusts the net assets of the acquired company to fair value at the date of purchase. The difference between the fair value of the net assets of the acquired company and the fair value of the consideration given represents goodwill. Revenues and expenses of acquired entities are included in the consolidated profit and loss accounts from the date of acquisition in the year acquired. Revenues and expenses of entities sold during the period are included in the consolidated profit and loss account up to the date of disposal. The profit or loss on disposal is calculated as the difference between sale proceeds net of expenses less net assets of the entity at the date of disposal. Gross premiums of acquired or sold insurance entities are separately presented in the consolidated profit and loss accounts.

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

Share Premium

        The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of the shares issued is credited to the share premium account.

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

4 Implementation of UITF Abstract 38 "Accounting for ESOP Trusts"

        The Company has implemented UITF Abstract 38 "Accounting for ESOP Trusts" in preparing its 2004 results which requires the Company to present the cost of acquiring shares held in trusts for employee incentive plans as a deduction in determining shareholders' funds. The effect of the change in policy is to reduce the Group's shareholders' funds at January 1, 2004 from the previously published December 31, 2003 level by £38 million. Comparative balance sheet amounts have been restated accordingly. The impact on the profit and loss account is immaterial.

5 Supplemental Earnings Information

        The Group uses operating profit based on long-term investment returns before amortization of goodwill as a supplemental measure of its results. For the purposes of measuring operating profit, investment returns on shareholder financed businesses are based on the expected long-term rates of return. The expected long-term rates of return are intended to reflect historical real rates of return and, where appropriate, current inflation expectations adjusted for consensus economic and investment forecasts. The significant operations that require adjustment for the difference between actual and long-term investment returns are Jackson National Life and certain businesses in Asia.

        For the Group's continuing operations with investment portfolios that are both attributable to shareholders and subject to short-term volatility, and the UK personal lines property and casualty insurance business that was sold in January 2002, a comparison of actual and long-term gains is as follows:

	1993 to 2004	2004	1993 to 2003	2003	1993 to 2002	2002	1993 to 2001
	(In £ Millions)
Actual gains attributable to shareholders:
Jackson National Life	(429)	88	(517)	6	(523)	(342)	(181)
Other operations	486	46	440	15	425	66	359

	57	134	(77)	21	(98)	(276)	178

Long-term gains credited to operating results:
Jackson National Life	(46)	(71)	25	(87)	112	(84)	196
Other operations	274	(15)	289	21	268	8	260

	228	(86)	314	(66)	380	(76)	456

(Shortfall) excess of actual gains over long-term gains	(171)	220	(391)	87	(478)	(200)	(278)

        The table shown above compares actual and long-term investment gains from 1993 to 2004. 1993 is the earliest practicable year for preparing this information, which was implemented in 1998 on the publication of the previous ABI SORP.

        For the purposes of determining the long-term investment returns of Jackson National Life, from 2001 realized gains and losses arising on debt securities (including losses arising on the recognition of permanent diminutions in value) have been averaged over five years for inclusion in operating profit. For equity-related investments of Jackson National Life, a long-term rate of return of 8.0% has been assumed and this rate has been applied to the monthly average carrying value of such investments after excluding the estimated effect of short-term market movements.

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

        From 2002, the other principal component of actual gains attributable to shareholders has been the revaluation gains of fixed income securities of certain Asian operations. For 2001 and earlier years the principal other component that required calculation of the expected long-term rate of return was UK equity securities that were held as portfolio investments backing UK general business liabilities and related solvency capital. This business was disposed of in January 2002. For these investments the long-term rate of return applied in 2001 was 7.5%. The long-term dividend yield was assumed to be 2.6%.

        The overwhelming majority of long-term gains and losses, and the difference between actual and long-term gains, arises from the accounting treatment of averaging realized gains and losses of Jackson

National Life's fixed income securities over a five-year period within operating results. The only significant part of the investment portfolio for shareholder backed business where an assumed rate has been applied in the calculation of long-term gains to be included in operating profits is the aforementioned 8.0% for equity-related investments of Jackson National Life. For this part of the portfolio, a 1% change would alter operating results by approximately £4 million.

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

        The Group's supplemental measure of its results and reconciliation of operating profit based on long-term investment returns before amortization of goodwill and exceptional items to profit on ordinary activities, including the related basic earnings per share amounts, are as follows:

	Before Tax	Tax	Minority Interests	Net	Basic Earnings Per Share
	(In £ Millions)				(In Pence)
2004
Operating profit based on long-term investment returns before amortization of goodwill	583	(177)	2	408	19.2	p
Amortization of goodwill	(97)			(97)	(4.6	)p
Short-term fluctuations in investment returns
Jackson National Life	159	(56)		103	4.8	p
Other(1)	70	(12)	(9)	49	2.3	p
Profit or loss on the sale or termination of discontinued operations:
Profit on business disposals	48	(19)		29	1.4	p
Egg France closure cost	(113)	32	17	(64)	(3.0	)p

Profit on ordinary activities	650	(232)	10	428	20.1	p

2003 (restated)*
Operating profit based on long-term investment returns before amortization of goodwill	357	(106)	6	257	12.4	p
Amortization of goodwill	(98)			(98)	(4.7	)p
Short term fluctuations in investment returns
Jackson National Life	93	(32)		61	2.9	p
Other(1)	(2)	(6)	(4)	(12)	(0.6	)p

Profit on ordinary activities	350	(144)	2	208	10.0	p

2002 (restated)*
Operating profit based on long-term investment returns before amortization of goodwill	449	(120)	4	333	16.1	p
Amortization of goodwill	(98)			(98)	(4.7	)p
Short term fluctuations in investment returns
Jackson National Life	(258)	100		(158)	(7.6	)p
Other (principally Asia)(1)	53	(9)	5	49	2.3	p
Profit on sale of UK personal lines property and casualty insurance business	355	(13)		342	16.5	p

Profit on ordinary activities	501	(42)	9	468	22.6	p

*
The 2003 and 2002 figures for earnings per share have been restated to take account of the rights offering in 2004.

(1)
The adjustment from post-tax long-term investment returns to post-tax actual investment returns includes investment returns that are attributable to external equity investors in two investment funds managed by PPM America. These two funds are consolidated as quasi-subsidiaries but, except to the extent of Prudential Group participation in the funds, they have no net impact on pre-tax or post-tax operating profit. Total profit, before and after tax, incorporating the adjustment from long-term to actual investment returns, includes gains of £9 million, £4 million and loss of £5 million in the years ended December 31, 2004, 2003 and 2002 respectively, attributable to the minority interests in these funds.

        A reconciliation of the weighted average number of ordinary shares used for calculating basic and diluted earnings per share is set out below. The numbers for 2003 and 2002 have been restated to take account of the rights offering in 2004.

	December 31
Number of shares	2004	2003	2002
	(In Millions)
Weighted average shares for basic earnings per share	2,129	2,076	2,068
Shares under option at end of year	13	16	14
Assumed treasury share purchases at average fair value from proceeds of assumed option exercise	(10)	(14)	(11)

Weighted average shares for diluted earnings per share	2,132	2,078	2,071

6 Segment Analysis

      The Group's reportable business segments are based on the organizational structure used by the directors for making operating and investment decisions and for assessing performance. The Group has five business segments: UK and Europe Insurance Operations, M&G and Egg, which are all located in the UK (collectively, "UK and Europe Operations"), US Operations and Asian Operations. The business segments are determined by the territories in which the Group conducts business, which are the United Kingdom and Europe, the United States and Asia. UK and Europe Operations include long-term life insurance business, banking and fund management activities. The US and Asian operations mainly include life insurance business and fund management activities.

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

        The performance measure of reportable segments utilized by the directors is operating profit (based on long-term investment returns on investments attributable to shareholders) before amortization of goodwill and before tax.

Analysis of Operating Profit before amortization of goodwill and before tax

        The following table presents operating profit (based on long-term investment returns) before amortization of goodwill and before tax by segment:

	2004	2003	2002
	(In £ Millions)
UK and Europe Insurance Operations	305	256	372
M&G	136	83	71
Egg	43	55	27

Total UK and Europe Operations	484	394	470

US Operations
Jackson National Life	196	143	117
Broker-dealer and fund management	(14)	(3)	14

Total US Operations	182	140	131

Asian Operations
Long-term business	126	85	82
Fund management	19	13	6
Development expenses	(15)	(27)	(26)

Total Asian Operations	130	71	62

Operating profit of reportable segments	796	605	663
Group activities	(193)	(181)	(189)

Total continuing operations	603	424	474
Discontinued operations:
Egg France	(37)	(89)	(47)
Jackson Federal Bank	17	22	22

Total discontinued operations	(20)	(67)	(25)

Operating profit (based on long-term investment returns) before amortization of goodwill and before tax	583	357	449

Analysis of Revenue and Investment Inflows

        The following table presents revenue and investment inflows by segment:

	2004	2003	2002
	(In £ Millions)
UK and Europe Insurance Operations
Long-term business gross premiums	9,186	7,264	8,675
Reinsurance premiums ceded	(91)	(150)	(76)
Investment returns	12,468	13,437	(5,198)
M&G
Investment products gross inflows	5,845	3,797	3,731
Revenue from fund management operations	295	222	210
Egg
Revenue from continuing banking operations	496	417	319

Total UK and Europe Operations	28,199	24,987	7,661

US Operations
Long-term business gross premiums	4,717	4,369	6,098
Reinsurance premiums ceded	(70)	(75)	(81)
Investment returns	1,429	1,429	1,303
Investment products gross inflows	418	159	—
Revenue from broker-dealer and fund management operations	237	220	200

Total US Operations	6,731	6,102	7,520

Asian Operations
Long-term business gross premiums	2,452	2,148	1,896
Reinsurance premiums ceded	(95)	(65)	(59)
Investment returns	691	696	200
Investment products gross inflows	18,845	18,157	13,661
Revenue from fund management operations	41	29	23

Total Asian Operations	21,934	20,965	15,721

Total revenue for reportable segments	56,864	52,054	30,902

Discontinued Operations
Gross premiums	—	—	329
Reinsurance premiums ceded	—	—	(329)
Revenue from banking operations—Egg France	7	5	2
—US Operations	23	27	27
Investment returns—US Operations	17	22	22

Total Discontinued Operations	47	54	51

Other Operations
Investment returns	77	55	31

Total Revenue and Investment Inflows	56,988	52,163	30,984

Represented by:
Earned premiums	16,099	13,491	16,453
Investment returns	14,682	15,639	(3,642)
Investment products gross inflows	25,108	22,113	17,392
Revenue from banking, broker-dealer and fund management operations	1,099	920	781

Total Revenue and Investment Inflows	56,988	52,163	30,984

Certain minor reclassifications and presentational changes have been made to the amounts presented for prior periods to conform these periods to the current presentation.

Other Segment Information

        Selected other information is provided below by segment:

	2004	2003	2002
	(In £ Millions)
Claims incurred, net of reinsurance
UK and Europe Insurance Operations	9,480	8,480	8,701
US Operations	2,964	2,698	4,483
Asian Operations	673	561	505

Total claims incurred, net of reinsurance	13,117	11,739	13,689

Change in long-term technical provision, net of reinsurance
UK and Europe Insurance Operations	5,475	4,741	(784)
US Operations	2,375	2,454	2,567
Asian Operations	1,606	1,483	916

Total change in long-term technical provisions, net of reinsurance	9,456	8,678	2,699

Investment expenses and charges and net operating expenses
UK and Europe Operations:
UK and Europe Insurance Operations	1,635	1,491	1,472
Egg	46	71	54
US Operations	372	330	416
Asian Operations	513	522	443
Corporate expenditure not allocated to segments	83	67	62
Shareholders' interest payable not allocated to segments	168	148	156

Total investment expenses and charges and net operating expenses	2,817	2,629	2,603

Assets

        An analysis of assets by geographical region is presented below. Except for banking business assets, the assets of the UK and Europe Operations are managed and analyzed as a whole.

	UK and Europe	US	Asia	Total
	(In £ Millions)
December 31, 2004
Insurance and investment operations:
Investments	98,275	23,968	7,412	129,655
Deferred acquisition costs	847	1,528	533	2,908
Linked assets	16,725	5,392	1,713	23,830
Other	4,777	932	443	6,152

	120,624	31,820	10,101	162,545
Banking business assets	11,995	—	—	11,995

Total assets	132,619	31,820	10,101	174,540

December 31, 2003 (restated)
Insurance and investment operations:
Investments	89,857	24,781	5,602	120,240
Deferred acquisition costs	973	1,543	436	2,952
Linked assets	14,688	3,937	1,296	19,921
Other*	4,631	943	393	5,967

	110,149	31,204	7,727	149,080
Banking business assets	11,654	975	—	12,629

Total assets*	121,803	32,179	7,727	161,709

*
The figures for these lines have been restated (see note 4).

Fund for Future Appropriations ("FFA") and Net Technical Provisions

        A segment analysis of the FFA and technical provisions (net of reinsurers' share) is set out below:

	December 31
	2004	Restated 2003
	(In £ Millions)
Fund for future appropriations:
Group Companies, excluding Scottish Amicable Insurance Fund (SAIF)(1)*	14,850	11,253
SAIF(2)	1,836	1,404

	16,686	12,657
Technical provisions (net of reinsurers' share)	128,083	120,449

	144,769	133,106

Comprising:
UK and Europe Operations*	111,846	102,565
US Operations	24,682	23,854
Asian Operations	8,241	6,687

Total*	144,769	133,106

*
The 2003 figures for these lines have been restated (see note 4).

(1)
Balance relates mainly to the with-profits fund of The Prudential Assurance Company Limited.

(2)
SAIF is closed to new business and the balance is wholly attributable, but not allocated, to SAIF policyholders.

Shareholders' Funds

        An analysis of shareholders' funds by segment is set out below:

	December 31
	2004	Restated 2003
	(In £ Millions)
UK and Europe Insurance Operations	889	612
M&G	312	336
Egg	269	348
US Operations (principally Jackson National Life)	2,362	2,329
Asian Operations	819	627
Other Operations*(1)	(370)	(1,012)

Total shareholders' funds*	4,281	3,240

*
The 2003 figures for these lines have been restated (see note 4).

(1)
Other Operations represent operations managed centrally and not allocated to a business segment.

7 Discontinued Operations and Operations in Run Off

Discontinued Operations

        In July 2004, Egg announced that it intended to take the necessary steps to withdraw from the French market at an expected cost of £113 million. In October 2004, Jackson National Life sold Jackson Federal Bank and realized a profit on sale of £41 million before tax. Egg France and Jackson Federal Bank have been treated as discontinued operations in the financial statements. The results of these operations are set out below:

	2004	2003	2002
	(In £ Millions)
Egg France	(37)	(89)	(47)
Jackson Federal Bank	17	22	22

Total discontinued operations	(20)	(67)	(25)

Operations in Run Off

        The Group sold its UK home and motor insurance business in 2002 and, as part of the sale arrangements the insurance liabilities of this business at the end of 2001 were fully reinsured. This business, as well as the UK commercial lines property and casualty insurance business which has been closed to new business since 1993, have been classified as operations in run off in the financial statements. The results of these operations are set out below:

	2004	2003	2002
	(In £ Millions)
Underwriting result	(6)	(7)	(8)
Investment return	6	7	8

Operating profit	—	—	—

        The general business reserves for claims outstanding and changes thereto and a reconciliation to the consolidated balance sheets is set out below:

	December 31
	2004	2003
	(In £ Millions)
General business technical provision for claims outstanding at beginning of year	263	342
Less: Reinsurers' share of claims outstanding	(125)	(194)

Net provisions at beginning of year	138	148
Effect of changes in foreign currency exchange rates	(3)	(6)
Change in the provision for claims, net of reinsurance	(3)	1
Payments, net of reinsurance	(28)	(5)

Net provisions at end of year	104	138
Reinsurers' share of claims outstanding	73	125

General business technical provision for claims outstanding at end of year	177	263
Claims outstanding on long-term business	649	628

Total claims outstanding at end of year	826	891

8 Long-Term Business Provisions, Premiums and Policyholders' Bonuses

(a)   Long-Term Business Provision and Technical Provisions for Linked Liabilities

        The following table provides an analysis of technical provisions between with-profits and non-participating business:

	December 31
	2004	2003
SAIF(1)	9%	10%
Financed by with-profits funds:
With-profits business	39%	41%
Non-participating(2)	9%	9%
Shareholder financed business:
Non-participating	24%	23%
Linked business	19%	17%

Total	100%	100%

(b)   Gross Premiums

        The following table provides an analysis of gross premiums between with-profits and non-participating business:

	2004	2003	2002
SAIF(1)	1%	2%	2%
Financed by with-profits funds:
With-profits business	19%	25%	30%
Non-participating(2)	1%	1%	1%
Shareholder financed business:
Non-participating	60%	54%	56%
Linked business	19%	18%	11%

Total	100%	100%	100%

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

(c)   Policyholders' Bonuses

        Bonuses declared for the year in respect of the Group's with-profits business are included in the change in long-term business provision or, where the policy is no longer in force, in claims incurred. The total cost of policyholders' bonuses was £2,233 million, £2,325 million and £3,009 million for the years ended December 31, 2004, 2003 and 2002, respectively.

9 Investment Returns

        The sources of investment returns are as follows:

	Long-Term Business			Non-Technical Account
	2004	2003	2002	2004	2003	2002
	(In £ Millions)
Investment income from:
Equity securities	1,329	1,050	1,049	—	—	4
Debt and other fixed income securities	3,885	3,983	4,041	53	126	85
Land and buildings	799	867	789	—	—	—
Mortgage and other loans	237	284	321	—	—	—
Linked assets	395	479	409	—	—	—
Other	959	695	620	76	20	39

Total investment income	7,604	7,358	7,229	129	146	128

Net realized gains (losses) from:
Equity securities	1,271	154	324	—	—	196
Debt and other fixed income securities	(8)	370	(533)	(1)	5	2
Land and buildings	269	235	200	—	—	—
Linked assets	158	(113)	(207)	—	—	—
Other	32	5	(3)	—	—	—

Total realized gains (losses)	1,722	651	(219)	(1)	5	198

Net unrealized gains (losses) from:
Equity securities	2,518	5,566	(9,690)	8	—	(217)
Debt and other fixed income securities	786	54	651	—	(10)	—
Land and buildings	1,009	321	21	—	—	—
Linked assets	782	1,511	(1,823)	—	—	—
Other	125	37	80	—	—	—

Total net unrealized gains (losses)	5,220	7,489	(10,761)	8	(10)	(217)

Total investment returns	14,546	15,498	(3,751)	136	141	109

10 Net Operating Expenses

        A summary of net operating expenses is shown below:

	Long-Term Business			General Business
	2004	2003	2002	2004	2003	2002
	(In £ Millions)
Policy acquisition costs for the year	1,508	1,188	1,315	—	—	—
Change in deferred acquisition costs	(78)	(3)	(225)	—	—	—
Administrative expenses	530	633	688	1	3	3
Amortization of present value of acquired in-force business	25	26	27	—	—	—

Total	1,985	1,844	1,805	1	3	3

        Net operating expenses in the consolidated profit and loss accounts also include corporate expenditure in the non-technical account of £83 million, £67 million and £62 million for 2004, 2003 and 2002, respectively.

11 Fees Payable to Auditors

        Prudential paid fees to KPMG Audit Plc and its associates as follows:

	2004	2003	2002
	(In £ Millions)
Audit services:
Statutory audit fees	3.8	3.6	3.3
US GAAP reporting	0.8	0.7	0.6
Regulatory audit	0.9	0.5	0.7
Achieved profits basis audits	0.1	0.1	0.1

Total audit services	5.6	4.9	4.7
Further assurance services associated with:
Regulatory reviews	—	—	1.3
Implementation of Sarbanes-Oxley requirements	1.8	0.2	—
Prospectus for equity and debt issues	0.5	—	—
Implementation of regulatory requirements	0.4	—	—
Tax compliance	0.2	0.3	0.2
Comfort and attestation letters	0.2	0.2	—
Other services:
Acquisitions and disposals due diligence	0.5	—	0.4
Other services	0.5	1.2	2.6

Total	9.7	6.8	9.2

        Statutory audit fees include £0.1 million for each of 2004, 2003 and 2002 in respect of the parent company. Fees excluding statutory audit fees payable to KPMG Audit Plc and its associates include £4.6 million, £3.0 million and £4.9 million for 2004, 2003 and 2002 respectively, for work performed in the UK.

        The Audit Committee regularly monitors the non-audit services provided to the Group by its auditors and has developed a formal Auditor Independence Policy which sets out the types of services that the auditor may provide, consistent with both UK guidance and the provisions of the US Sarbanes-Oxley Act. The Audit Committee annually reviews the auditors' objectivity and independence.

12 Investment Expenses and Charges

        A summary of investment expenses and charges is shown below:

	Long-Term Business			Non-Technical Account
	2004	2003	2002	2004	2003	2002
	(In £ Millions)
Interest payable on core structural borrowings	—	—	—	154	143	130
Interest on bank loans and overdrafts	47	40	35	—	—	—
Interest on other borrowings	91	92	112	72	91	103

Total interest expense	138	132	147	226	234	233
Investment management expenses	384	349	352	—	—	1

Total	522	481	499	226	234	234

        Long-term business interest expense includes £78 million, £81 million and £96 million for 2004, 2003 and 2002, respectively, in respect of products in the nature of funding arrangements entered into by Jackson National Life. Long-term business investment management expenses include management fees charged by M&G and the Group's US and Asia fund management operations and fees paid to external property managers. Interest expense in the non-technical account includes £1 million, £2 million, and £9 million in respect of non-recourse borrowings of investment funds managed by PPM America for 2004, 2003 and 2002, respectively, which are consolidated as if they were subsidiaries as a result of the Group's effective control of the funds; £46 million, £71 million and £54 million in respect of Egg debenture loans and other borrowings and £25 million, £18 million, and £40 million in respect of commercial paper borrowings that support a short-term fixed income securities reinvestment program.

13 Goodwill

	December 31
	2004	2003	2002
	(In £ Millions)
Balance at beginning of year	1,504	1,604	1,687
Additions:
Good Morning ITMC, Korea(1)	—	(2)	8
Zebank France and Investment Funds Direct Holdings Limited	—	—	7
Charge to profit and loss account:
Amortization	(97)	(98)	(98)
Write down in respect of Funds Direct	(2)	—	—
Write down in respect of Zebank	(3)	—	—
Goodwill of Jackson Federal Bank taken into account on profit on sale	(35)	—	—

Balance at end of year	1,367	1,504	1,604

(1)
The reduction in 2003 relates to deferred consideration included in 2002 that is no longer payable.

        The balance at the beginning of 2004 comprises cost of £1,933 million less accumulated amortization of £429 million. The cumulative goodwill charged against the Group's reserves arising on acquisitions of subsidiary undertakings prior to 1998 that are still owned by the Group amounted to £589 million at December 31, 2004, 2003 and 2002.

14 Tax

        The tax expense for certain long-term business operations is attributable to shareholders and to policyholders. The shareholders' portion of tax is determined using the long-term effective tax rate of the underlying business applied to the profits transferred to the non-technical account.

        A summary of the tax expense attributable to shareholders' profits and to long-term funds in the consolidated profit and loss accounts is shown below:

	Attributable to Shareholders' Profits			Attributable to Long-Term Funds
	2004	2003	2002	2004	2003	2002
	(In £ Millions)
Current tax expense (benefit):
UK	55	49	103	464	279	320
Foreign	199	126	(17)	76	102	247

	254	175	86	540	381	567

Deferred tax expense (benefit):
UK	(29)	(27)	(34)	262	436	(1,081)
Foreign	7	(4)	(10)	94	7	(148)

	(22)	(31)	(44)	356	443	(1,229)

Total	232	144	42	896	824	(662)

        An analysis of the tax expense (benefit) by the nature of the expense (benefit) attributable to shareholders' profits and to long-term funds is as follows:

	Attributable to Shareholders' Profits			Attributable to Long-Term Funds
	2004	2003	2002	2004	2003	2002
	(In £ Millions)
UK corporation tax	(43)	(38)	44	447	318	334
Double tax relief	—	(3)	(4)	(18)	(15)	(18)
Overseas tax	87	61	(89)	75	102	247
Adjustments in respect of prior years—UK	1	(13)	(3)	35	(24)	4
—Overseas	—	—	—	1	—	—

	45	7	(52)	540	381	567
Deferred tax	(8)	(13)	(77)	356	443	(1,229)

	37	(6)	(129)	896	824	(662)

Shareholder tax attributable to balance on the long-term business technical account
Current	209	168	138
Deferred tax	(14)	(18)	33

	195	150	171

Total shareholders' tax expense (benefit)	232	144	42	896	824	(662)

        An analysis of shareholders' tax expense allocated to the various sources of profit giving rise to the taxes is as follows:

	2004	2003	2002
	(In £ Millions)
Long-term business:
UK and Europe Insurance Operations	85	78	105
Jackson National Life	72	58	48
Asian Operations	38	14	18

Total long-term business	195	150	171
Other operations	(18)	(44)	(51)

Total tax on operating profit	177	106	120
Tax on short-term fluctuations in investment returns	68	38	(91)
Tax on profit on business disposals	19	—	13
Tax on Egg France closure cost	(32)	—	—

Total	232	144	42

        The following table reconciles the Group's statutory and the effective tax rates:

	2004	2003	2002
	(In £ Millions, Except Percentages)
Profit on ordinary activities before shareholder tax
UK	228	41	490
Foreign	422	309	11

	650	350	501

UK statutory tax rate	30%	30%	30%

Tax expense at statutory rate	195	105	150
Utilization of capital losses against profit on sale of UK personal lines property and casualty insurance business	—	—	(97)
Other differences in basis between taxable gains and book gains	(8)	3	(15)
Different tax rates on overseas earnings	6	13	(15)
Deferred tax not recognized on tax losses carried forward	19	21	28
Different tax basis of long-term insurance	(9)	(30)	(5)
Taxable foreign exchange losses not recognized in accounts	—	—	(12)
Non-taxable amortization of goodwill	29	30	29
Adjustments in relation to prior years	(30)	(17)	(3)
Other	30	19	(18)

Tax expense	232	144	42

Effective tax rate	35.7%	41.1%	8.4%

        The low effective tax rate on total profit for 2002 arose principally due to tax payable on the profit on sale of UK personal lines property and casualty insurance business being relieved against capital losses available to the Group.

        The possible tax benefit of approximately £430 million, which may arise from capital losses valued at approximately £1.7 billion, is sufficiently uncertain that it has not been recognized. The circumstances in which the amount would be recoverable are a combination of the following: the agreement of the value of the losses with the UK Inland Revenue, the availability of future capital profits that are within the charge to capital gains tax and the agreement of the UK Inland Revenue to the utilization of the losses against certain capital gains arising in the UK long-term business operations.

Deferred income tax

        The components of the net deferred income tax liability by category at December 31, 2004 and 2003 respectively are as follows. The balances have not been discounted.

	Liability Provided (Asset Recognized)
	2004	2003
	(In £ Millions)
Unrealized gains on investments	1,489	1,205
Deferred acquisition costs	403	408
Short-term timing differences	(560)	(626)
Long-term business technical provisions and other insurance items	213	204
Capital allowances	(23)	(37)

Total	1,522	1,154

        The components of the net deferred income tax liability by fund are as follows:

	Liability Provided (Asset Recognized)
	2004	2003
	(In £ Millions)
Scottish Amicable Insurance Fund	125	87
PAC with-profits funds(1)	1,448	1,225
Jackson National Life	(85)	(172)
Other long-term business operations	88	50
Other operations	(54)	(36)

Total	1,522	1,154

(1)
Includes deferred tax charges in respect of non-participating annuity business written by a subsidiary, Prudential Annuities Limited, financed by the PAC with-profits fund.

        A potential deferred tax asset of £114 million and £115 million at December 31, 2004 and 2003 respectively, which may arise from trading losses of approximately £408 million and £378 million, is sufficiently uncertain that it has not been recognized. With regard to £100 million and £104 million of the asset at December 31, 2004 and 2003 respectively, the trading losses would be recoverable only if there were sufficient trading profits in the jurisdictions where the losses have arisen. The balance is dependent upon the outcome of a case before the European Court of Justice regarding Group relief claims in connection with European subsidiaries.

        A reconciliation of the movement in the net deferred income tax liability is set out below:

	2004	2003
	(In £ Millions)
Deferred tax liability at beginning of year	1,154	696
Exchange movements	20	28
Deferred tax charged in profit and loss account for the year	348	430

Deferred tax liability at the end of year	1,522	1,154

15 Rights offering

        In October 2004, Prudential announced a one for six rights offering at 308 pence per new share. The rights offering raised £1,044 million and issue expenses were £23 million.

16 Acquisitions and Disposals

Acquisitions in 2004

        In November 2004, Jackson National Life entered into an agreement to buy Life Insurance Company of Georgia from ING Groep NV for £142 million. This deal was completed in May 2005.

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

        The goodwill arising on the Korean acquisition was reduced by £2 million in 2003 relating to deferred consideration included in 2002 that was no longer payable. The remaining goodwill is being amortized over 20 years.

        The goodwill relating to the Egg acquisitions was being amortised over 10 years. However, as a result of the closure of both the businesses, the remaining goodwill has been written off in 2004.

Pro forma information

        Consolidated revenue from banking, broker-dealer and investment management operations, profit for the financial year and related earnings per share are shown on a pro forma basis for all the acquisitions referred to above for the period of acquisition. These pro forma amounts have been derived by adding pre-acquisition revenue and other components of net profit to these items included in the Group's consolidated profit and loss accounts post-acquisition.

	Pro Forma
	2004	2003	Restated 2002
	(In £ Millions, Except Per Share Amounts)
Revenue from banking, broker-dealer and fund management operations	—	—	781
Consolidated net profit	—	—	456
Earnings per share*	—	—	22.1	p

*
The 2002 figure for this line has been restated to take account of the rights offering in 2004.

        No pro forma amounts have been reported in 2004, as the acquisition of Life Insurance Company of Georgia was not completed until 2005. No pro forma amounts have been reported in 2003 as no acquisitions were made during the year. The presentation for 2002 includes the acquisition of Zebank SA in France as if it had been acquired as of January 1, 2002. The effect of this acquisition is not material to the revenue from banking operations. The pro forma effects of the other 2002 acquisitions are not material to the financial statements for the year ended December 31, 2002.

Disposals in 2004

        In July 2004 Egg announced that it intended to take the necessary steps to withdraw from the French market. This business which is discontinued, incurred losses of £37 million, £89 million and £47 million in 2004, 2003 and 2002 respectively.

        In August 2004, the Company sold its interest in Life Assurance Holding Corporation Limited for £41 million. After taking into account the carrying value of the investment of £34 million at the date of disposal, the profit on sale was £7 million before tax.

        In October 2004, Jackson National Life sold Jackson Federal Bank for £166 million. After taking into account net assets and good will totaling £125 million at the date of disposal, the profit on sale was £41 million before tax. The results of this business has been treated as discontinued operations in these financial statements with operating profits of £17 million up to the date of disposal in 2004. In both of the reporting periods ended December 31, 2003 and 2002, Jackson Federal Bank reported operating profits of £22 million.

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

17 Present Value of Acquired In-Force Long-Term Business

        The balance of the present value of future profits of acquired in-force long-term business is recorded in the consolidated balance sheets as of December 31 of each year. Changes in the balance for each year are as follows:

	2004	2003	2002
	(In £ Millions)
Balance at beginning of year	108	133	161
Exchange adjustment	(5)	(7)	(10)
Interest accrued at rates ranging from 6.5% to 10.25% (net of tax)	10	12	14
Amortization	(27)	(30)	(32)

Balance at end of year	86	108	133

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

        The percentage of the present value of future profits as of December 31, 2004, net of tax, that is expected to be amortized in 2005 and each of the subsequent four years is 21.2%, 21.9%, 12.8%, 12.8% and 4.4% respectively.

18 Reinsurance

        The Group cedes certain business to other insurance companies. Although the ceding of reinsurance does not relieve the Group of liability to its policyholders, the Group participates in such agreements for the purpose of limiting its loss exposure. The Group evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure from reinsurer insolvencies. The effects of reinsurance ceded on claims paid, change in the provision for claims incurred and change in the long-

term business provision, as presented in the long-term business technical account and the general business technical account, are summarized as follows:

	Long-Term Business			General Business
	2004	2003	2002	2004	2003	2002
	(In £ Millions)
Claims paid:
Gross amount	(13,273)	(11,843)	(13,816)	(70)	(151)	(221)
Reinsurers' share	186	140	124	42	146	214

Claims paid, net of reinsurance	(13,087)	(11,703)	(13,692)	(28)	(5)	(7)

Change in the provision for claims:
Gross amount	(27)	(29)	(4)	74	68	10
Reinsurers' share	2	(3)	12	(51)	(67)	(8)

Change in the provision for claims, net of reinsurance	(25)	(32)	8	23	1	2

Total claims incurred, net of reinsurance	(13,112)	(11,735)	(13,684)	(5)	(4)	(5)

Change in long-term business provision:
Gross amount	(5,267)	(3,935)	(4,104)
Reinsurers' share	133	(15)	59

Change in long-term business provision, net of reinsurance	(5,134)	(3,950)	(4,045)

        The Group has reinsurance agreements with Swiss Re Group, which account for approximately 45% and 53% of the reinsurers' share of technical provisions and debtors arising out of reinsurance operations at December 31, 2004 and 2003, respectively. In addition, as a result of the sale of the UK personal lines general (property and casualty) insurance business, the Group has reinsurance agreements with Winterthur which account for approximately 6% and 12% of the reinsurers' share of technical provisions and debtors arising out of reinsurance operations at December 31, 2004 and 2003 respectively. No other reinsurer accounts for more than 10% at either year end.

19 Land and Buildings

        The carrying value of land and buildings is made up as follows:

	December 31
	2004	2003
	(In £ Millions)
Fair value:
Freehold	7,650	6,624
Leasehold with a term of 50 years or over	4,497	4,153
Leasehold with a term of less than 50 years	220	188

Total	12,367	10,965

        The cost of land and buildings was £7,919 million and £7,490 million at December 31, 2004 and 2003, respectively. The fair value of land and buildings occupied by the Group was £186 million and £181 million at December 31, 2004 and 2003, respectively.

        The practice in the UK for long-term leases is to pay a substantial portion of the lease obligation upon initiation of the lease with insignificant annual rental payments thereafter. As such, there are no material annual future minimum lease commitments for long-term leases.

        Minimum future rentals to be received on non-cancelable operating leases and subleases for land and buildings for the year ended December 31, 2005 and the succeeding four years are £622 million, £609 million, £592 million, £575 million and £554 million respectively, and £6,975 million thereafter.

        At December 31, 2004, the carrying value of properties that were non-income producing for the last twelve months preceding the consolidated balance sheet date was £173 million, primarily representing properties under development.

20 Investments in Participating Interests

        The Group's investments in participating interests are as follows:

	December 31
	Cost		Carrying Value
	2004	2003	2004	2003
	(In £ Millions)
Investments in associates	18	23	4	9
Share of joint ventures:
Gross assets			110	67
Gross liabilities			(88)	(44)
Interests in joint ventures	46	40	22	23
Other participating interest	—	24	—	24

Total	64	87	26	56

        Investments in which the Group holds a participating interest and exercises significant influence are recorded as investments in associates.

        The only associate undertaking at the end of the year is IfOnline plc, a company whose principal activity is mortgage intermediation. Egg plc has a 39% share in the share capital of IfOnline plc. In September 2004, the Group sold its other associate undertaking, a 25% share in the share capital of Hazell Carr Pensions Consulting plc, for £5 million. The profit on sale before tax of £2 million is included in investment income in the long-term business technical account. The amount of operating profit (loss) attributable to these undertakings was £nil, (£2 million), (£2 million) in 2004, 2003 and 2002 respectively.

        The changes in investments in associates for 2004 and 2003 are as follows:

	Share of Capital	Share of Reserves	Goodwill	Total Share of Investment
	(In £ Millions)
Balance at January 1, 2003	6	(5)	11	12
Loss for the year after tax	—	(2)	—	(2)
Amortization of goodwill	—	—	(1)	(1)

Balance at December 31, 2003	6	(7)	10	9
Disposal	(2)	1	(2)	(3)
Amortization of goodwill	—	—	(2)	(2)

Balance at December 31, 2004	4	(6)	6	4

        Interests in joint ventures are valued on a net equity basis and mainly reflect ventures with the Bank of China in Hong Kong and the Industrial Credit and Investment Corporation of India (ICICI) in India. The amount of operating losses attributable to these undertakings was £6 million, £5 million and £6 million for 2004, 2003, 2002 respectively.

        In August 2004, the Group sold its 15% interest in Life Assurance Holding Corporation Limited and realised a profit on sale of £7 million before tax.

        In addition to the participating interests shown in the table above, the Group, through its life fund property and venture capital activities, has investments that are accounted for as portfolio investments under FRS 9, "Associates and joint ventures". The Group has provided loans to a number of these investments, which amounted to £399 million and £283 million at December 31, 2004 and 2003, respectively. These amounts are shown as other loans on the consolidated balance sheets.

21 Other Financial Investments

	December 31
	Carrying Value		Cost
	2004	2003	2004	2003
	(In £ Millions)
Equity securities carried at fair value:
UK corporate:
Utilities, industrial and other	6,442	5,643	2,895	2,568
Financial services	7,652	6,879	3,693	3,582
Consumer goods and services	10,156	10,235	6,198	6,740
Other UK corporate	434	121	405	117
Overseas corporate	13,742	11,999	11,826	10,980

	38,426	34,877	25,017	23,987

Debt and other fixed income securities—carried at fair value:
UK government	3,422	3,915	3,325	3,912
US government	293	117	291	121
Local UK and foreign governments	4,283	5,008	4,219	5,000
Corporate	38,122	34,640	36,161	33,045
Mortgage backed securities	241	275	301	319
Other debt securities	958	631	1,076	772

	47,319	44,586	45,373	43,169

Debt and other fixed income securities—carried at amortized cost:
US government	4	4	4	4
Corporate	15,090	14,870	15,154	14,996
Mortgage backed securities	3,175	3,768	3,194	3,772
Other debt securities	1,162	1,363	1,177	1,321

	19,431	20,005	19,529	20,093

Mortgage and other loans	2,885	2,915	2,809	2,867
Loans to policyholders	707	716	707	716
Deposits with credit institutions	6,125	4,088	6,125	4,088
Other investments	2,369	2,032	2,174	1,935

Total	117,262	109,219	101,734	96,855

        The fair value of debt and other fixed income securities carried at amortized cost is analyzed as follows:

	December 31
	2004	2003
	(In £ Millions)
Debt and other fixed income securities:
US government	4	4
Corporate	16,012	15,978
Mortgage backed securities	3,245	3,850
Other debt securities	1,165	1,370

Total	20,426	21,202

        Gross unrealized gains on debt and other fixed income securities carried at amortized cost were £1,075 million and £1,303 million at December 31, 2004 and 2003, respectively. Gross unrealized losses on these securities were £80 million and £106 million at December 31, 2004 and 2003, respectively.

        All debt securities valued at amortized cost are held by long-term business operations.

        Other financial investments include investments traded on recognized investment exchanges as follows:

	December 31
	Carrying Value
	2004	2003
	(In £ Millions)
Equity securities—carried at fair value	37,429	33,584
Debt and other fixed income securities—carried at fair value	39,046	37,351
Debt and other fixed income securities—carried at amortized cost	15,022	17,322

Total	91,497	88,257

        The directors' determination of fair value for unlisted securities without a readily ascertainable market value is generally based on quoted market prices for similar securities. At December 31, 2004 and 2003, equity securities and debt and other fixed income securities without a readily ascertainable market value and having a cost of £9,230 million and £8,176 million, respectively, had an estimated fair value of £9,599 million and £8,493 million, respectively.

        For those debt and other fixed income securities valued at amortized cost where the maturity value exceeded purchase price, the unamortized difference was £134 million and £199 million at December 31, 2004 and 2003, respectively. For securities valued at amortized cost where the purchase price exceeded maturity value, the unamortized difference was £388 million and £360 million at December 31, 2004 and 2003, respectively.

        The cost and fair values of debt and other fixed income securities by contractual maturity at December 31, 2004, are shown below. Fixed maturities not due at a single maturity date have been included in the table in the final year of maturity. Expected maturities may differ from contractual maturities because some borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

	Cost	Fair Value
	(In £ Millions)
Due in one year or less	1,906	1,862
Due after one year through five years	9,509	9,573
Due after five years through ten years	19,161	19,959
Due after ten years	28,876	30,924
Mortgage-backed securities	3,751	3,779
Other	1,699	1,648

Total debt and other fixed income securities	64,902	67,745

        Approximately 49% of the carrying value of corporate debt securities are due from UK borrowers and 40% are due from US borrowers; mortgage-backed securities are due primarily from borrowers in the US.

        At December 31, 2004 and 2003, the carrying value of debt and other fixed income securities and mortgage loans which were non-income producing for the twelve months preceding the consolidated balance sheet date was not significant.

        At December 31, 2004 and 2003, mortgage loans on property with scheduled payments 60 days or more past their due date, comprised less than 1% of the total carrying value and cost of mortgage loans.

        The payment terms of mortgage loans on property may from time to time be restructured or modified. At December 31, 2004 and 2003, investments in restructured loans represented less than 1% of the carrying value of mortgage loans. At December 31, 2004 and 2003, mortgage loans which the Group believes are impaired on an individual basis represented less than 1% of the carrying value of mortgage loans. Residential mortgage loans are evaluated for impairment on a collective basis. Valuation allowances on mortgage loans represented 2% and 1% of the carrying value of mortgage loans at December 31, 2004 and 2003 respectively. Approximately 86% of the Group's mortgage loans are collateralized by properties located in the US and Canada, with the remainder being collateralized by properties located in the UK and Asia.

        In the table of Other Financial Investments, "Other investments" primarily consist of investments in limited partnerships held by Jackson National Life that invest in securities. Limited partnership income recognized by the Group was profits of £57 million and £9 million for 2004 and 2003, respectively and a loss of £43 million for 2002. At December 31, 2004, the Group had unfunded commitments related to investments in limited partnerships totaling £157 million.

22 Assets Held to Cover Linked Liabilities

        At December 31, 2004 and 2003, the fair value of assets held to cover linked liabilities was £23,830 million and £19,921 million, respectively. The fair value of managed funds included in such assets was £5,218 million and £4,537 million at December 31, 2004 and 2003, respectively. The cost of assets held to cover the linked liabilities was £20,524 million and £18,621 million at December 31, 2004 and 2003, respectively.

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

        Fair values for long-term insurance contracts are estimated as the discounted cash flows expected to arise in the future. For UK and US contracts, discount rates of 7.2% and 7.4% are used at December 31, 2004 while at December 31, 2003 the discount rate used was 7.4%. In determining these estimates, best estimate forecasts of future investment returns have been incorporated and account has been taken of recent economic conditions together with inherent uncertainty.

        Fair values for long-term borrowings are determined using published market values, where available, or contractual cash flows discounted at market rates. The carrying value of short-term borrowings approximates their fair market value.

        The difference between the carrying value and fair value of banking business assets and liabilities is not material at December 31, 2004 and 2003.

        The following table presents the carrying value and estimated fair value of financial instruments for which the carrying value differs from the estimated fair value and of all derivative financial instruments:

	December 31
	2004		Restated 2003
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In £ Millions)
Financial assets:
Debt and other fixed income securities carried at amortized cost	19,431	20,426	20,005	21,202
Mortgage loans carried at unpaid principal balances	2,413	2,567	2,416	2,603
Derivative financial instruments	10,921	11,175	12,354	12,650
Financial liabilities:
Long-term insurance contracts*	144,961	140,646	133,139	129,374
Long-term borrowings	3,176	3,441	3,103	3,313
Derivative financial instruments	10,269	10,610	11,547	12,026

*
The 2003 figures for this line have been restated (see note 4).

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

Index swap agreements

        The US Insurance Operations held high yield bond index swaps and equity index swaps for investment purposes in 2004 and 2003. These derivatives are held for investment purposes and are carried at fair value with changes in fair value included in investment returns.

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

        Realized gains from derivative contracts hedging index linked annuities that have been deferred at December 31, 2004 and 2003 were not material. There were no material realized gains or losses deferred from derivative contracts hedging anticipated purchases of investment grade bonds at December 31, 2004 or 2003.

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

25 Securities Lending

        The Group has entered into securities lending agreements whereby blocks of securities are loaned to third parties, primarily major brokerage firms. The agreements require that amounts between 102% and 105% of the fair value of the loaned securities be held as collateral, depending on the quality of the collateral, calculated on a daily basis.

        At December 31, 2004 and 2003, the estimated fair value of loaned equity and debt securities was £9,927 million and £13,075 million and are recorded in the consolidated balance sheet. Cash collateral received of £640 million and £557 million at December 31, 2004 and 2003, respectively, was invested in a pooled fund, and is included in the consolidated balance sheet. A related payable for the return of the cash collateral received is included in liabilities. Pledged collateral in respect of securities loaned was £9,627 million and £13,072 million at December 31, 2004 and 2003, respectively. Such pledged collateral, consisting principally of cash, securities and letters of credit, is not recorded in the consolidated balance sheet of the Group.

26 Investments in Subsidiaries

        The principal subsidiaries of the Group at December 31, 2004, all wholly owned except Egg Banking plc and PCA Life Assurance Company Limited, were:

	Main Activity	Country of Incorporation
Egg Banking plc(1)	Banking	England and Wales
Jackson National Life Insurance Company(1)	Insurance	United States of America
M&G Investment Management Limited(1)	Investment management	England and Wales
Prudential Annuities Limited(1)	Insurance	England and Wales
The Prudential Assurance Company Limited	Insurance	England and Wales
Prudential Assurance Company Singapore (Pte) Limited(1)	Insurance	Singapore
Prudential Retirement Income Limited(1)	Insurance	Scotland
PCA Life Assurance Company Limited(1)	Insurance	Taiwan

(1)
Owned by a subsidiary of the parent company.

        Each subsidiary has only one class of ordinary shares and operates mainly in its country of incorporation, except for Prudential Retirement Income Limited, which operates mainly in England and Wales.

        Egg Banking plc is a subsidiary of Egg plc, a subsidiary of the Company that is listed on the London Stock Exchange. The ordinary shares of Egg plc, of which there is only one class, are 78% owned by the Company, 1% owned by other companies within the Prudential Group and 21% owned by shareholders external to the Prudential Group.

        At 31 December 2004, the ordinary shares of PCA Life Assurance Company Limited were 97% owned by the Company. In February 2005 this increased to 99%.

27 Tangible Assets

        Tangible assets are principally computer equipment, software development expenditure and furniture and fixtures.

	December 31
	2004	2003
	(In £ Millions)
Cost:
Balance at beginning of year	450	460
Exchange movement	(12)	(17)
Additions	49	65
Disposals	(17)	(58)

Balance at end of year	470	450

Depreciation:
Balance at beginning of year	(266)	(264)
Exchange movement	6	11
Provided during year	(65)	(64)
Disposals	10	51

Balance at end of year	(315)	(266)

Net book value at beginning of year	184	196

Net book value at end of year	155	184

28 Borrowings

      Borrowings of the Group were as follows:

	December 31
	2004	2003
	(In £ Millions)
Parent company subordinated liabilities:
Subordinated Notes, €500 million principal amount, 5.75%, due 2021(1)(2)	351	349
Medium Term Subordinated Notes, €20 million principal amount, due 2023	14	14
Subordinated Notes, £435 million principal amount, 6.125%, due 2031(1)(2)	426	426
Perpetual Subordinated Capital Securities, US$1,000 million principal amount, 6.5%(1)(2)	512	547
Perpetual Subordinated Capital Securities, US$250 million principal amount, 6.75%(1)(2)	126	—

Total subordinated liabilities	1,429	1,336

Parent company and finance subsidiaries:
Bonds, US$250 million principal amount, 7.125%, due 2005(1)	130	140
Guaranteed Bonds, £150 million principal amount, 9.375%, due 2007	150	150
Bonds, £250 million principal amount, 5.5%, due 2009(1)	250	250
Bonds, £300 million principal amount, 6.875%, due 2023(1)	300	300
Bonds, £250 million principal amount, 5.875%, due 2029(1)	250	250
Long-term business operations:
Subordinated Surplus Notes, US$250 million principal amount, 8.15%, due 2027	130	140
Subordinated Guaranteed Bonds, £100 million principal amount, 8.5%, undated	100	100
Borrowings of UK Banking operation:
Subordinated Notes, £250 million principal amount, 7.5%, due 2013	249	249
Subordinated Notes, £200 million principal amount, 6.875%, due 2021	202	202

Total debenture loans	1,761	1,781

Total long-term loans	3,190	3,117
Parent company and finance subsidiaries:
Floating Rate Guaranteed Unsecured Loan Notes 2004	—	21
Short-term commercial paper	1,228	1,041
Medium Term Notes	9	10
Currency translation net liability on swap transactions	—	3
Non-recourse borrowings issued by investment subsidiaries managed by PPM America	183	214
Obligations under finance leases	2	3
Bank loans and overdrafts repayable on demand:
Shareholders' funds	17	16
Long-term business operations	44	20

Total borrowings	4,673	4,445

Borrowings are repayable as follows:
Within one year or on demand	1,433	1,141
Between one year and two years	8	157
Between two years and three years	150	—
Between three and four years	—	150
Between four years and five years	250	—
After five years	2,832	2,997

Total borrowings	4,673	4,445

(1)
Debenture loans issued by the parent company. The interests of the holders of the parent company subordinated liabilities are subordinate to the entitlements of the other creditors of the parent company.

(2)
Net of issue costs.

        As well as "subordinated liabilities" and "debenture loans", borrowings are classified in the consolidated balance sheets as "amounts owed to credit institutions" or as "other borrowings" depending on the nature of the borrowing. Other borrowings mainly comprise commercial paper. Amounts owed to credit institutions were as follows:

	December 31
	2004	2003
	(In £ Millions)
Bank loans and overdrafts repayable on demand	61	36
Other senior and subordinated debt	128	153
Obligations under finance leases	2	3

Total	191	192

Repurchase Agreements

        During 2004 and 2003, Jackson National Life entered into reverse repurchase and dollar-roll repurchase agreements whereby it agreed to sell and repurchase securities. These activities have been accounted for as financing transactions, with the assets sold remaining in the consolidated balance sheets and liabilities recorded for the sales proceeds. Short-term liabilities under such agreements averaged £6 million and £913 million during 2004 and 2003, at weighted average interest rates of 1.80% and 0.67%, respectively. Interest expense on such agreements was £nil, £6 million and £4 million in 2004, 2003 and 2002, respectively. The highest level of short-term liabilities at any month end was £251 million in 2004 and £1,517 million in 2003. There were no agreements outstanding at December 31, 2004 or 2003.

Short-term Borrowings

        Prudential has had in place an unlimited global commercial paper program since November 2001. At December 31, 2004 and 2003, Prudential had amounts outstanding under the program amounting to £1,228 million and £1,041 million respectively with average interest rates of 4.85% and 3.7% per annum respectively. The commercial paper borrowings are issued by the parent company and include £1,057 million and £1,041 million that support a short-term fixed income securities reinvestment program at December 31, 2004 and 2003 respectively.

        Jackson National Life has entered into stocklending arrangements. The obligations under these arrangements totaled £446 million and £515 million at December 31, 2004 and 2003, respectively. The amounts under these arrangements are combined with amounts under Jackson National Life's funding arrangements and shown separately in the consolidated balance sheets.

        Other short-term borrowings are primarily bank loans and overdrafts repayable on demand. Under the terms of the Group's banking arrangements with its main UK banker, the bank has a right of offset between credit balances (other than those of long-term funds) and all overdrawn balances of those Group undertakings with similar arrangements.

Long-term Borrowings

        During 2001, Prudential introduced a £5,000 million European Medium Term Note program. At December 31, 2004 subordinated debts outstanding under this programme were £435 million and €520 million and senior debt outstandings were US$18 million. €500m of the Euro-denominated notes has been swapped into borrowings of £329 million (net of £4 million issue costs) with interest payable at 6 month £ Libor plus 0.962%. The remaining €20 million of the Euro-denominated notes has been swapped into borrowings of £14 million with interest payable at 3 month £ Libor plus 1.2%.

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

        During 2004 Prudential issued US$250 million of perpetual subordinated capital securities, exchangeable into preference shares. The coupon on the securities was 6.75%, and the proceeds have been used to pre-finance the US$250 million debt maturing in 2005. Conversion of these securities into preference shares is at Prudential's option.

        The surplus notes in the principal amount of US$250 million (£130 million), have been issued by Jackson National Life and are subordinate to all present and future indebtedness, policy claims and other creditor claims. Payments of interest or principal may be made only with prior regulatory approval, and only out of surplus earnings that the regulators determine to be available for payment. The surplus notes may not be redeemed at the option of Jackson National Life or any holder prior to maturity.

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

        The interests of the holders of the £450 million principal amount subordinated notes issued by Egg plc are subordinate to the entitlements of other creditors of that operation. Egg had also issued unsubordinated debt securities totaling £1,807 million and £1,423 million and sold securities under agreements to repurchase totaling £131 million and £829 million at December 31, 2004 and 2003, respectively.

        Non-recourse borrowings issued by investment subsidiaries managed by PPM America, the US fund management operation, include secured senior and in 2003 subordinated debt. The senior debt represents debt which is collateralized by the investments held by the relevant investment subsidiaries. Interest rates on the senior debt are variable based on a market interest rate and range from 1.57% to 2.38% and 1.57% to 2.16% at December 31, 2004 and 2003 respectively. The interests of the holders of the subordinated debt issued by these subsidiaries were subordinate to the entitlements of the holders of the senior debt. Interest rates on the subordinated debt were fixed and ranged from 7.80% to 8.36% at December 31, 2003. In addition to the debt of these subsidiaries, PPM America manages investment companies with liabilities of £753 million and £943 million at December 31, 2004 and 2003, respectively, pertaining to debt instruments issued to external parties. In all instances the holders of the debt instruments issued by these subsidiaries and other companies do not have recourse beyond the assets of those subsidiaries.

        Jackson National Life has entered into a program of funding arrangements (European Medium Term Notes—EMTN's and Global Medium Term Notes—GMTN's) under contracts which, in substance, are almost identical to Guaranteed Investment Contracts. The liabilities under these arrangements were £2,862 million and £3,247 million at December 31, 2004 and 2003, respectively.

Credit facilities

        Prudential has access to a £1,400 million committed revolving credit facility provided by 14 major international banks. The facility matures on December 17, 2009. It also has access to a committed securities lending liquidity facility of £500 million which is annually renewable, next on December 15, 2005. There have been no draw-downs under either facility since inception and hence there were no amounts outstanding at December 31, 2004.

        Prudential also maintains uncommitted credit facilities totaling £346 million. There was no amount outstanding under these facilities at December 31, 2004.

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

29 Dividend Restrictions and Minimum Capital Requirements

        At December 31, 2004, the parent company had £848 million of retained profit that is wholly available for distribution to shareholders.

        Certain Group subsidiaries are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to the parent company. UK insurance companies are required to maintain solvency margins which must be supported by capital reserves and other resources, including unrealized gains on investments. Jackson National Life can pay dividends on its capital stock only out of earned surplus. Dividends which exceed the greater of 10% of Jackson National Life's statutory surplus or statutory net gain from operations for the prior year require prior regulatory approval. At December 31, 2004, the maximum amount of dividends that could be paid by Jackson National Life without prior regulatory approval was approximately US$221 million (£115 million). The Group's Asian subsidiaries, mainly the Singapore and Malaysia businesses, may remit dividends to the Group, in general, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations. At December 31, 2004, the directors believe that the Group's subsidiaries are in compliance with all applicable solvency and capital adequacy requirements.

        The Prudential Assurance Company Limited ("PAC") and Jackson National Life ("JNL") are the two principal insurance subsidiaries of the Group, which together comprise approximately 78% of total Group assets. At December 31, 2004, the PAC long-term fund's excess of available capital reserves to cover long-term insurance business was £4,665 million and the statutory capital and surplus of Jackson National Life was US$3,141 million (£1,636 million).

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

        The Group is involved in other litigation and regulatory issues arising in the ordinary course of business. While an adverse ruling in any individual case may not in itself be material to Prudential, if applied across all similar cases, the potential liabilities may be more significant. Although the outcome of such matters cannot be predicted with certainty, the directors believe that the ultimate outcome of such litigation will not have a material adverse effect on the Group's financial condition, results of operations or cash flows.

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

	2004	2003	2002
	(In £ Millions)
Balance at beginning of year	530	730	1,065
Changes to actuarial assumptions and method of calculation	(32)	(131)	(50)
Discount unwind	22	21	53
Redress to policyholders	(26)	(56)	(292)
Payments of administrative costs	(7)	(34)	(46)

Balance at end of year	487	530	730

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

        This review was completed on June 30, 2002. The assurance will continue to apply to any policy in force at December 31, 2003, both for premiums paid before January 1, 2004 and for subsequent regular premiums (including future fixed, retail price index or salary related increases and Department of Work and Pensions rebate business). The assurance has not applied to new business since January 1, 2004. New business in this context consists of new policies, new members to existing pension schemes plus regular and single premium top-ups, transfers and switches to existing arrangements. The maximum amount of capital support available under the terms of the assurance will reduce over time as claims are paid on the policies covered by it.

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

        The review required companies to identify relevant investors and to contact them with an offer to review their individual case. Prudential met the deadline set by the FSA to issue offers to all cases by December 31, 2002. As a result of the review, Prudential held a provision of £2 million as of December 31, 2004.

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

        The Group's main exposure to mortgage endowment products in respect of policies issued by Scottish Amicable Life plc (SAL) and policies issued by Scottish Amicable Life Assurance Society (SALAS) and transferred into the Scottish Amicable Insurance Fund (SAIF). The FSA issued a report in March 2001 raising concerns regarding the conduct of sales of these products by tied agents of SAL and in March 2003 it fined SAL £750,000 in respect of cases where advisers did not place appropriate emphasis on identifying whether a customer was prepared to take the risk that their mortgage might not be repaid at the end of the term. Provisions of £7 million in SAL and £47 million in SAIF were held at December 31, 2004 to cover potential compensation in respect of mortgage endowment product mis-selling claims. At the FSA's request, wording is also being included (for a period of one year) in the annual re-projection letters issued to policyholders of both SAL and SAIF, whose policy was sold to them by tied agents of SALAS, inviting them to respond if they feel that the policy was mis-sold. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, this provision has no impact on shareholders. Scottish amicable withdrew from the mortgage endowment product market in April 2001 and disbanded its network of tied agents in October 2001. In addition, Prudential Assurance's main with-profits fund paid compensation of £16 million in respect of mortgage endowment products mis-selling claims and held a provision of £61 million at December 31, 2004 to cover further claims. This provision has no impact on the Group's profit before tax.

Guaranteed Annuities

        Prudential Assurance used to sell guaranteed annuity products in the UK and held a provision of £49 million at December 31, 2004, within the main with-profits fund to honor guarantees on these products. The Group's main exposure to guaranteed annuities in the UK is through SAIF and a provision of £648 million was held in SAIF at December 31, 2004, to honor the guarantees. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, this provision has no impact on shareholders. For a more complete description of SAIF, see "Support of long-term business funds from shareholders' funds" in this Note 30.

Guarantees and Commitments

        Guarantee funds in both the UK and US provide for payments to be made to policyholders on behalf of insolvent life insurance companies. These guarantee funds are financed by payments assessed on solvent insurance companies based on location, volume and types of business. Prudential estimated its reserve for future guarantee fund assessments for Jackson National Life to be £10 million at December 31, 2004. Similar assessments for the UK businesses were not significant. The directors believe that the reserve is adequate for all anticipated payments for known insolvencies.

        Jackson National Life has commitments for future payments related to equity index call options totaling £8 million as at December 31, 2004. These commitments are accounted for on a deferred basis and therefore are off-balance sheet. The commitments were entered into in the normal course of business to hedge obligations associated with the issuance of equity index-linked immediate and deferred annuities and fall due for payment over the next three years.

        Jackson National Life has unfunded commitments related to its investments in limited partnerships totaling £157 million at December 31, 2004. These commitments were entered into in the normal course of business and the directors do not expect a material adverse impact on the operations to arise from them.

        The Group has provided, from time to time, certain guarantees and commitments to third parties including funding the purchase or development of land and buildings and other related matters. At December 31, 2004, the aggregate amount of commitments and guarantees in respect of land and buildings was approximately £42 million.

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

Support of long-term business funds from shareholders' funds

        As a proprietary insurance company, the Group is liable to meet its obligations to policyholders even if the assets of the long-term funds are insufficient to do so. The assets, represented by the Fund for Future Appropriations, in excess of amounts expected to be paid for future terminal bonuses and related shareholder transfers (the excess assets) in the long-term funds could be materially depleted over time, by, for example, a significant or sustained equity market downturn, costs of significant fundamental strategic change, or a material increase in the pension mis-selling provision. In the unlikely circumstance that the depletion of the excess assets within the long-term fund was such that the Group's ability to satisfy policyholders' reasonable expectations was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders' funds to the long-term funds to provide financial support.

        In 1997, the business of Scottish Amicable Life Assurance Society, a mutual society, was transferred to Prudential Assurance. In effecting the transfer, a separate sub-fund, the Scottish Amicable Insurance Fund (SAIF), was established within Prudential Assurance's long-term business fund. This sub-fund contains all the with-profits business and all other pension business that was transferred. No new business has been or will be written in the sub-fund and the sub-fund is managed to ensure that all the invested assets are distributed to SAIF policyholders over the lifetime of the SAIF policies. With the exception of certain amounts in respect of the unitized with-profits life business, all future earnings arising in SAIF are retained for SAIF policyholders. Any excess (deficiency) of revenue over expense within SAIF during a period is offset by a transfer to (from) the SAIF fund for future appropriations. Shareholders have no interest in the profits of SAIF but are entitled to the investment management fees paid on this business. With the exception of certain guaranteed annuity products mentioned earlier in this note, the majority of SAIF with-profits policies do not guarantee minimum rates of return to policyholders.

        Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the Prudential Assurance long-term fund would be liable to cover any such deficiency. At December 31, 2004, the excess of SAIF assets over guaranteed benefits was £1,836 million. Due to the quality and diversity of the assets in SAIF, the excess of assets stated above and the ability of SAIF to revise guaranteed benefits in the event of an asset shortfall, the directors believe that the probability of either the Prudential Assurance long-term fund or the Group's shareholders' funds having to contribute to SAIF is remote.

31 Supplemental Information

Cash Flows

        The following supplemental cash flows information provides details of amounts in the consolidated statement of cash flows from general business and shareholders' funds and reconciles the cash amounts to the consolidated balance sheets:

Reconciliation of operating profit to net cash inflow from operations	2004	2003	2002
	(In £ Millions)
Operating profit before amortization of goodwill and exceptional items and before tax (based on long-term investment returns)	583	357	449
Add back: interest charged to operating profit	226	234	233
Adjustments for non-cash items:
Tax on long-term business profits	(195)	(150)	(171)
Amounts retained and invested in long-term business operations	(579)	(242)	(553)
Increase in net banking business assets	(24)	(223)	(72)
Other items	82	112	145

Net cash inflow from operations as shown on the consolidated statements of cash flows from general business and shareholders' funds	93	88	31

Changes in investments net of financing	2004	2003	2002
	(In £ Millions)
Movements arising from cash flows:
Increase in cash and short-term deposits as shown on the consolidated statements of cash flows	12	481	26
Net purchases (sales) of portfolio investments	843	(149)	(83)
Increase in loans	(111)	(829)	(86)
Reduction in credit facility utilized by investment subsidiaries managed by PPM America	31	151	165
Share capital issued	(1,140)	(30)	(40)

Total movements arising from cash flows	(365)	(376)	(18)
Investment appreciation	9	14	2
Investments and cash acquired with purchase of businesses	—	—	1
Foreign exchange translation and other	154	(122)	(83)
Transfer to retained profit in respect of shares issued in lieu of cash dividends	116	27	23
Portfolio investments, net of financing, at beginning of year	(1,998)	(1,541)	(1,466)

Portfolio investments, net of financing, at end of year	(2,084)	(1,998)	(1,541)

Represented by:
Investments (including short-term deposits)	3,402	2,271	2,736
Cash at bank and in hand	431	410	332
Borrowings	(4,399)	(4,185)	(4,118)
Cumulative charge to Group profit and loss account reserve in respect of shares issued to qualifying employee share ownership trust	159	159	159
Share capital and share premium	(1,677)	(653)	(650)

Portfolio investments, net of financing, at end of year	(2,084)	(1,998)	(1,541)

Reconciliation of investments
General business and shareholders (as above)	3,402	2,271	2,736
Long-term business	126,227	117,913	112,329
Investments in participating interests	26	56	73

Total investments in the consolidated balance sheets	129,655	120,240	115,138

Reconciliation of cash
General business and shareholders (as above)	431	410	332
Long-term business	984	811	783

Total cash at bank and in hand in the consolidated balance sheets	1,415	1,221	1,115

Reconciliation of borrowings
General business and shareholders (as above)	4,399	4,185	4,118
Long-term business	274	260	255

Total borrowings	4,673	4,445	4,373

        The following table provides a summary of the items comprising the net cash flows relating to acquisitions and disposals:

	2004	2003	2002
	(In £ Millions)
Net assets (disposed of) acquired after expenses and tax:
Goodwill on acquisitions	—	—	8
Amounts retained in long-term business operations	—	(27)	—
Cash and short-term deposits	—	—	1
Other net assets	—	—	(7)

Total net assets (disposed of) acquired	—	(27)	2
Cash consideration received	—	27	340

Net impact on shareholders' funds	—	—	342

Scottish Amicable Insurance Fund (SAIF)

        The following supplemental information provides details relating to SAIF. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund.

        Assets and liabilities included in the consolidated balance sheets with respect to SAIF are as follows:

	December 31
	2004	2003
	(In £ Millions)
Assets
Investments:
Land and buildings	1,719	1,495
Other financial investments	11,912	11,589

Total investments	13,631	13,084
Reinsurers' share of technical provisions for linked liabilities	1,789	1,671
Reinsurers' share of long-term business technical provision	5	5
Debtors	29	27
Cash at bank and in hand	115	108
Accrued interest and rent	89	93
Deferred acquisition costs	68	81
Other prepayments and accrued income	6	5

Total assets	15,732	15,074

Liabilities
Fund for future appropriations(1)	1,836	1,404
Long-term business technical provision	11,737	11,710
Technical provisions for linked liabilities	1,789	1,671
Deferred tax	125	87
Intragroup loans	100	100
Other creditors	144	101
Accruals and deferred income	1	1

Total liabilities	15,732	15,074

(1)
Wholly attributable to, but not allocated to, policyholders.

        Revenues and expenses included in the consolidated long-term business technical accounts with respect to SAIF are as follows:

	2004	2003	2002
	(In £ Millions)
Gross premiums	353	393	450
Reinsurance premiums accepted (ceded)	36	41	(205)

Earned premiums, net of reinsurance	389	434	245
Claims incurred, net of reinsurance	(1,299)	(1,288)	(1,099)
Change in long-term technical provisions, net of reinsurance	(18)	297	263
Investment returns	1,374	1,591	(855)
Net operating expenses	(77)	(69)	(136)
Foreign exchange gains	158	138	117
Tax attributable to long-term business	(94)	(138)	88
Transfer (to) from the SAIF fund for future appropriations	(433)	(965)	1,377

Balance on long-term technical accounts	—	—	—

UK Banking Operations (Egg)

        The following supplemental information provides details relating to the net operating profit before tax included in the consolidated profit and loss accounts in respect of continuing UK banking operations:

		Restated
	2004	2003	2002
	(In £ Millions)
Interest income:
Loans and advances to customers	553	461	376
Debt securities	180	177	189
Other	170	184	97

	903	822	662

Interest expense:
Customer accounts	(237)	(236)	(268)
Other	(379)	(323)	(171)

	(616)	(559)	(439)

Net interest income	287	263	223
Other operating income	210	157	103

Operating income	497	420	326
Administrative expenses	(232)	(214)	(189)
Provision for bad and doubtful debts	(182)	(127)	(84)
Other expenses	(40)	(24)	(26)

Net operating profit from continuing operations	43	55	27

In July 2004, Egg announced that it intended to take the necessary steps to withdraw from the French market at an expected cost of £113 million. After taking into account tax relief of £32 million, the effect on minority interests was £17 million. This business, which is discontinued, incurred losses up to the date of the announcement of £37 million, £89 million and £47 million in 2004, 2003 and 2002 respectively.

        Assets, liabilities and shareholders' funds included in the consolidated balance sheets with respect to the UK banking operations are as follows:

	December 31
	2004	2003
	(In £ Millions)
Assets:
Loans and advances to banks	616	330
Loans and advances to customers	7,642	6,718
Debt securities	3,120	4,157
Other banking assets	617	449

Total banking assets	11,995	11,654
Other assets	33	41

Total	12,028	11,695

Liabilities:
Customer accounts	6,607	6,452
Debt securities issued	1,807	1,423
Securities sold under agreements to repurchase	131	829
Deposits by banks	2,352	1,610
Other banking liabilities	320	473

Total banking liabilities	11,217	10,787
Debenture loans	451	451
Other liabilities, including tax	22	23

	11,690	11,261
Shareholders' funds
Group share	269	348
Minority interests	69	86

Total	12,028	11,695

32 Pension Plans and Information on Staff

        The following is an analysis of the Group's pension expense:

	2004	2003	2002
	(In £ Millions)
Defined benefit plans	31	32	34
Defined contribution plans	18	16	13

Total pension expense	49	48	47

        The Group has chosen not to fully implement FRS 17 "Retirement benefits" for the 2004 financial statements. Pension costs shown above have been determined applying the principles of SSAP 24 "Pension costs". These costs include £15 million, £12 million and £11 million for 2004, 2003 and 2002 respectively, relating to defined contribution plan expenses outside of the UK.

        The Group operates a number of pension schemes around the world. The specific features of these plans vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded wholly by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest scheme is the UK defined benefit plan, Prudential Staff Pension Scheme (PSPS). On the FRS 17 basis of valuation described below, 90% of the liabilities of the Group defined benefit schemes are accounted for within PSPS.

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

FRS 17 Basis Disclosure

        Using external actuarial advice provided by Watson Wyatt Partners for the valuation of PSPS and by Aon Limited for the M&G scheme, and internal advice for the Scottish Amicable scheme, the most recent full valuations have been updated to December 31, 2004, applying the principles prescribed by FRS 17.

        The key assumptions adopted for the FRS 17 basis valuations were:

	December 31
	2004	2003	2002
Price inflation	2.80%	2.70%	2.25%
Rate of increase in salaries	4.80%	4.70%	4.25%
Rate of increase in present and future pensions	2.80%	2.70%	2.25%
Rate used to discount scheme liabilities	5.30%	5.40%	5.50%

        The assets in the schemes and the expected rates of return were:

	December 31, 2004		December 31, 2003		December 31, 2002
	Assets	Long-term expected rate of return	Assets	Long-term expected rate of return	Assets	Long-term expected rate of return
	(In £ Millions)		(In £ Millions)		(In £ Millions)
Equities	2,568	7.50%	2,671	7.75%	2,501	8.00%
Bonds	1,057	4.75%	639	5.00%	473	5.00%
Properties	533	6.80%	564	7.00%	536	7.75%
Other assets	62	4.80%	116	4.00%	60	4.00%

Total value of assets	4,220	6.68%	3,990	7.10%	3,570	7.50%

        The long-term expected rates of return have been determined after applying due consideration to the requirements of paragraph 54 of FRS 17, in particular, taking account of the values of the assets and equity market levels at the balance sheet dates.

        The present value of the liabilities of the three schemes at December 31, 2004, was £4,869 million (December 31, 2003 £4,592 million). The resulting scheme deficit arising from the excess of liabilities over assets at December 31, 2004, comprised £494 million attributable to the with-profits funds of The Prudential Assurance Company Limited (PAC) and £155 million attributable to shareholder operations. At December 31, 2003, the resulting scheme deficit comprised £457 million attributable to the PAC with-profits fund and £145 million attributable to shareholder operations.

        The movements in the difference between scheme assets and liabilities were:

	December 31,
	2004	2003
	(In £ Millions)
Current service cost	(66)	(62)
Contributions	31	32
Other finance income	33	39
Actuarial losses	(45)	(64)

Net reduction	(47)	(55)

        Movements on the pension scheme liability attributable to shareholder operations that would have been recognized in the Group's primary statements, had FRS 17 been implemented, are as follows:

	Net pension liability attributable to shareholders January 1, 2004	Profit and loss account charge attributable to shareholders (note a)	Actuarial losses Attributable to Shareholders (note b)	Contributions paid by shareholder operations	Net pension liability attributable to shareholders December 31, 2004
	(In £ Millions)
Gross of tax liability	(145)	(14)	(8)	12	(155)
Related deferred tax	44	4	2	(4)	46

Net of tax liability	(101)	(10)	(6)	8	(109)

(a)   Profit and loss charge attributable to shareholders

        This comprises:

	2004	2003	2002
	(In £ Millions)
Operating charge (all current service cost)	(66)	(62)	(65)
Finance income (expense):
Interest on pension scheme liabilities	(243)	(222)	(212)
Expected return on pension scheme assets	276	261	300

	33	39	88

Total profit and loss account (charge) credit	(33)	(23)	23
Less: amount attributable to PAC with-profits fund(1)	19	11	(24)

Profit and loss account charge attributable to shareholders	(14)	(12)	(1)

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

(b)   Actuarial losses attributable to shareholders

        This comprises the losses charged to the statement of total recognized gains and losses, after adjustment for the amounts attributable to the PAC with-profit funds, as follows:

	2004	2003	2002
	(In £ Millions)
Actual less expected return on pension scheme assets (3%, (8%) and ((26)%) of pension scheme assets)	115	311	(932)
Experience losses on scheme liabilities (0%, (0%) and (1%) of the present value of scheme liabilities)	(18)	(3)	(38)
Changes in assumptions underlying the present value of scheme liabilities	(142)	(372)	(219)

Total actuarial loss (1%, (1%) and (29%) of the present value of scheme liabilities)	(45)	(64)	(1,189)
Less: amounts attributable to the PAC with-profits fund	37	41	914

Pre-tax impact on the statement of total recognized gains and losses attributable to shareholders	(8)	(23)	(275)
Related deferred tax	2	7	82

Net amount attributable to shareholders' funds	(6)	(16)	(193)

        Movements on the pension scheme liability attributable to the PAC with-profits fund that would have been recognized in the Group's primary statements, had FRS 17 been implemented, are as follows:

	Net pension liability attributable to PAC with-profits fund January 1, 2004	Charge to long- term technical account attributable to PAC with-profits fund	Actuarial losses attributable to PAC with- profits fund	Contributions paid by PAC with-profits fund	Net pension liability attributable to PAC with-profits fund December 31, 2004
	(In £ Millions)
Gross of tax liability	(457)	(19)	(37)	19	(494)
Related deferred tax	46	2	4	(2)	50

Net of tax liability	(411)	(17)	(33)	17	(444)

        The apportionment of the deficit between the estimated amounts attributable to the PAC with-profits fund and shareholders' operations reflect the activities of the retired and active members of the schemes.

Comparison of FRS 17 basis results with results on SSAP 24 basis

Balance sheet	December 31, 2004 SSAP 24 basis As published		December 31, 2004 FRS 17 basis Memorandum information	December 31, 2003 SSAP 24 basis As primary financial statements		December 31, 2003 FRS 17 basis Memorandum information
	(In £ Millions)
Pension scheme liability attributable to shareholders and PAC with-profits fund (net of related deferred tax)	Nil	(1)	(553)	Nil	(1)	(512)
Fund for future appropriations	16,686		16,242	12,657		12,246
Shareholders' funds	4,281		4,172	3,240		3,139

(1)
Surplus on actuarial basis of valuation not recognized due to minimum contribution requirement under Scheme rules.

Profit and loss account	2004 SSAP 24 basis As primary financial statements	2004 FRS 17 basis Memorandum information
	(In £ Millions)
Pension costs charged to technical accounts and non-technical account for defined benefit and defined contribution schemes	(49)	(51)
Tax charge attributable to long-term business charged to the long-term technical account	(896)	(896)
Transfer to fund for future appropriations charged to the long-term technical account	(4,025)	(4,025)
Operating profit before amortization of goodwill	583	581

Information on Staff

        The average number of staff employed by the Group during the year were:

	2004	2003	2002
UK and Europe Operations	10,849	11,473	12,687
US Operations	2,589	2,742	2,661
Asian Operations	8,277	6,797	5,741

Group total	21,715	21,012	21,089

        The costs of employment were:

	2004	2003	2002
	(In £ Millions)
Wages and salaries	762	710	678
Social security costs	62	54	51
Other pension costs	49	48	47

Group total	873	812	776

33 Directors' Transactions

        Directors' transactions are set out below:

	Number of Persons	£000
Mortgages and other borrowings from Egg plc at December 31, 2004	4	171

        These transactions are on normal commercial terms and in the ordinary course of business.

34 Stock-based Compensation

        The Group maintains eleven main stock award and stock option plans: the Restricted Share Plan; the Savings-Related Share Option Scheme; the Prudential International Savings-Related Share Option Scheme; the International Savings-Related Share Option Scheme for Non-Employees; the Prudential UK Share Incentive Plan; the Jackson National Life Long-term Incentive Plan; the Annual Incentive Plan; the Share Participation Plan; the Professional Reward Scheme; the Egg Restricted Share Plan and the Egg Employee Share Option Plan.

        The Restricted Share Plan is the Group's long-term incentive plan for executive directors and other senior executives. Each year participants are granted a conditional option to receive a number of shares. There is a deferment period, currently three years, at the end of which the award vests to an extent that depends on the performance of the Group's stock including notional reinvested dividends and on the Group's underlying financial performance. After vesting, the award in the form of nil cost options may then be exercised at any time, subject to close period rules, in the balance of a ten year period. Shares are purchased in the open market by a trust for the benefit of qualifying employees. The Restricted Share Plan replaced the Executive Share Option Scheme in 1995 although options remain outstanding under this prior plan for exercise no later than 2005.

        The Savings-Related Share Option Scheme is designed to foster share ownership among UK and certain non-UK employees. Permanent employees are eligible for this plan if they have been employed by the Group for the previous six months. At the outset participants choose an option period (three, five or seven years, or a combination of these periods) and the amount of monthly contributions to be made from their earnings during the option period, which determines the number of options granted. The option price is fixed at the start and is based on a discount of 20% to the average market price over three days. Participants may exercise their options within six months of the end of the option period. If options are not exercised, participants are entitled to receive a refund of their cash contributions plus interest.

        The Prudential International Savings-Related Share Option Scheme operates on a similar basis to the UK Savings-Related Share Option Scheme, for employees in Hong Kong, Malaysia, Singapore, Taiwan, India and Korea.

        The International Savings-Related Share Option Scheme for Non-Employees also operates on a similar basis to the UK Savings-Related Share Option Scheme, for agents in Hong Kong.

        No options may be granted under the three savings-related schemes described above, if such grant would cause the number of shares which have been issued, or which remain issuable pursuant to options granted in the preceding 10 years under the schemes and other share option schemes operated by the Company, or which have been issued under any other share incentive scheme of the Company, to exceed 10% of the Company's issued ordinary share capital at the proposed date of grant.

        The Prudential UK Share Incentive Plan is also designed to foster share ownership amongst staff in designated UK businesses. It enables employees to buy shares on a tax efficient basis. For every four Partnership shares bought, an additional Matching share is granted, purchased in the open market.

        Jackson National Life operates a performance related long-term plan under which, subject to the prior approval of the Jackson National Life Remuneration Committee, it may grant share awards to any eligible employee in the form of a contingent right to receive shares. These share awards are at nil cost to the employee. The vesting of the awards depends on the performance of Jackson National Life over a four year period. Shares are purchased in the open market by a trust for the benefit of qualifying employees.

        The Annual Incentive Plan is designed so that for non-US based board members a portion of any overall award may be made in the form of a deferred share award. A deferred share award is awarded to board members in respect of any overall annual incentive award above target, and represents the element of the bonus above target. The award is restricted for three years before it can be released, subject to close periods, to the participant who must normally still be in employment with Prudential. The shares which are purchased in the open market are held in a trust and shares equivalent to dividends otherwise payable will accumulate up to the release date.

        The Share Participation Plan was designed to encourage share ownership amongst senior executives and to provide rewards based upon various performance factors of the Group. Each year, participants were offered the choice of a cash award, a matching share award if cash or shares to the value of the cash award were lodged, or a combination of 50% of each. Share awards vested after five years for executive directors of Prudential plc and three years (formerly five years) for all other eligible employees and were transferred to the participants at no additional cost. Shares for share awards were purchased in the open market by a trust, which held them during the vesting period for the benefit of qualifying employees. No new awards under this plan were made after 1999. The last release under this plan was made in 2004.

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

        Egg maintains two stock-based compensation plans, the Egg Restricted Share Plan and the Egg Employee Share Option Plan. Both plans are based on shares in Egg plc, not Prudential plc. At December 31, 2004, 18.5 million shares relating to these plans were outstanding. Any compensation expense relating to these plans is included in the Egg result.

        At December 31, 2004, 10.6 million shares in Prudential plc, with a market value of £48 million, were held in various trusts established by the Group to facilitate the delivery of shares under the stock-based compensation plans. Of this total 5.4 million shares were held by trusts under employee incentive plans and are conditionally gifted to employees. The employees' entitlements to dividends and eventual distribution depend upon the particular terms of each incentive plan. The total cost of acquiring Prudential plc shares held in these trusts of £42 million has been shown as a deduction from shareholders' funds in accordance with UITF 38. In addition, at December 31, 2004, 5.2 million shares were held by a qualifying employee share ownership trust. These shares are expected to be fully distributed in the future on maturity of savings-related share option schemes at a weighted average exercise price of £2.77 per share.

        Share options outstanding under the Group's share-based compensation plans during 2004, 2003 and 2002 were as follows:

	2004		2003		2002
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
	(Millions)	£	(Millions)	£	(Millions)	£
Options outstanding:
Beginning of year	18.4	2.76	16.5	3.71	19.3	5.25
Granted	4.1	1.37	12.5	2.49	12.1	3.62
Adjustment in respect of rights offering	1.3	2.93	—	—	—	—
Exercised	(0.9)	3.19	(0.9)	3.09	(4.8)	4.67
Forfeited/Expired	(4.5)	3.42	(9.7)	4.01	(10.1)	6.06

End of year	18.4	2.21	18.4	2.76	16.5	3.71

Options immediately exercisable, end of year	0.5	3.19	0.9	3.21	2.0	4.05

        Share awards outstanding under the Group's share-based compensation plans at December 31, 2004, 2003 and 2002 were as follows:

	Number of Awards
	2004	2003	2002
	(Millions)
Share awards outstanding:
Beginning of year	1.4	0.7	0.4
Granted	1.2	0.7	0.4
Adjustment in respect of rights offering	0.1	—	—
Exercised	(0.1)	—	(0.1)
Forfeited/Expired	(0.2)	—	—

End of year	2.4	1.4	0.7

        At December 31, 2004, the weighted average contractual life of outstanding awards was 2.8 years.

        The following table provides a summary of the range of exercise prices for options outstanding at December 31, 2004:

	Options Outstanding
				Options Exercisable
		Weighted Average Remaining Contractual Life
	Number Outstanding		Weighted Average Exercise Prices	Number Exercisable	Weighted Average Exercise Prices
	(Millions)	(Years)	(£)	(Millions)	(£)
Range of exercise prices
Between £0 and £1	5.1	8.4	0.00	0.2	0.00
Between £1 and £2	—	—	—	—	—
Between £2 and £3	8.5	2.3	2.66	0.0	3.00
Between £3 and £4	3.9	2.4	3.41	—	—
Between £4 and £5	0.2	0.0	4.19	0.2	4.19
Between £5 and £6	0.5	1.3	5.51	0.0	5.87
Between £6 and £7	0.1	0.6	6.66	0.1	6.58
Between £7 and £8	0.1	0.9	7.23	0.0	7.68
Between £8 and £9	—	—	—	—	—
Between £9 and £10	0.0	3.7	9.46	0.0	9.46

	18.4	4.0	2.21	0.5	3.19

        There were options outstanding under executive share option schemes and under savings-related share option schemes to subscribe for 13.3 million shares, at prices ranging from £2.66 to £7.23 at December 31, 2004. At December 31, 2003, there were options to subscribe for 15.8 million shares at prices ranging from £2.66 to £7.23 as restated to take account of the 2004 rights offering. All share options outstanding at December 31, 2004 were exercisable no later than 2011.

35 Restructuring Provision

        Restructuring costs are charged within operating expenses in the long-term business technical account, the general business technical account or the non-technical account, as appropriate.

UK and Europe Insurance Operations

        In September 2002, Prudential announced plans to establish an offshore service center in India to improve customer contact service levels for its UK and Europe Insurance Operations customers and to achieve further cost savings to those announced in November 2001. The new processing center opened in May 2003 and became fully operational during 2004. To December 31, 2003 £18 million had been charged to net operating expenses, £14 million of which related to termination and redundancy, £1 million related to property costs, and £3 million related to other transition and system costs. £13 million of these costs were borne by Prudential Assurance's long-term fund and £5 million being borne by shareholders funds.

        During 2004, out of the remaining provision of £15 million from 2003, £3 million of costs were paid, an unused provision for termination and redundancy costs of £12 million was released to the profit and loss account, and an additional provision of £1 million was made for other transition and system related costs. Out of the net movement of £11 million in the profit and loss account, £8 million of this release of provision was allocated to Prudential Assurance's long-term fund and £3 million to shareholders' funds. The total cost of the restructuring charged to net operating expenses up to December 31, 2004 is now £7 million. No more costs are expected, and £6 million has been paid. As part of these restructurings, Prudential now plans to make 300 permanent employees redundant, all of which have been notified. At December 31, 2004 282 redundancies had been completed.

        In February 2001, Prudential announced the restructuring of the direct salesforce and customer service channels of its UK and Europe Insurance Operations. In November 2001, Prudential announced further details of changes to the future structure of those operations, in particular the intention to pursue a single brand strategy for life and pensions business, including the integration of its Scottish Amicable operations under the Prudential brand. The changes also included a simplification of the organizational structure and plans for a significant reduction in operating costs. The total cost up to December 31, 2003 of this restructuring was £260 million, of which £192 million has been borne by the long-term fund and £68 million by shareholders' funds, and of which £195 million had been paid.

        There were no material expenses incurred with respect to this restructuring during 2004. £17 million costs were paid during the year, £7 million of which related to termination and redundancy, £6 million to property costs, and £4 million to other transition and system related costs. Of the remaining £48 million to be paid, £11 million relates to termination and redundancy costs, £35 million relates to branch closures and property related charges and £2 million was for other transition and system related costs. As part of these restructurings Prudential plan to make 4,000 jobs redundant, of which approximately 3,900 affected had been notified and 3,800 redundancies completed by December 31, 2004. The restructuring is expected to be completed by the end of 2005.

Egg France

        In July 2004 Egg announced the withdrawal from the French market, consistent with the intention to focus on its UK business. A provision was raised for £113 million in July 2004 to cover costs of the closure, of which £25 million related to a one-time termination and redundancy costs, and £88 million related to other associated costs up to the completion of the closure. During the year £96 million of the provision had been incurred. The remaining £17 million relates to other associated costs. Current expectations are that the restructuring will be completed in 2006.

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

Reconciliation to US GAAP

        The approximate effects on consolidated profit and loss of the differences between UK GAAP and US GAAP, including a breakdown of the US GAAP adjustments between with-profits funds and other operations, are as follows:

	2004			2003			2002
	With- Profits Funds	Other Operations	Total	With- Profits Funds	Other Operations	Total	With- Profits Funds	Other Operations	Total
	(In £ Millions)
Consolidated profit for the financial year in accordance with UK GAAP			428			208			468

US GAAP adjustments:
Business acquisitions and investments in associates:
Investment results	(2)	98	96	(57)	96	39	(3)	95	92
Cumulative effect of changes in accounting principles (gross of tax) see page F-88	(14)	—	(14)	—	—	—	—	—	—
Restructuring charges	(3)	11	8	(1)	(1)	(2)	(11)	(7)	(18)
Investments:
Real estate:
Investment results	(860)	(203)	(1,063)	(438)	(5)	(443)	(103)	—	(103)
Cumulative effect of changes in accounting principles (gross of tax) see page F-90	—	(638)	(638)	—	—	—	—	—	—
Securities	(283)	(78)	(361)	(71)	(94)	(165)	(336)	(45)	(381)
Mortgage and other loans	(2)	(4)	(6)	(8)	—	(8)	(10)	(2)	(12)
Derivative instruments	(8)	95	87	2	119	121	(32)	(204)	(236)
Long-term business:
Revenue and expense recognition	(2)	(378)	(380)	(229)	(261)	(490)	(170)	(221)	(391)
Deferred acquisition costs	(12)	104	92	41	139	180	202	41	243
Policy liabilities	1,104	170	1,274	962	32	994	(3,287)	266	(3,021)
Cumulative effect of changes in accounting principles (gross of tax) see page F-96	(9)	—	(9)	—	—	—	—	—	—
Reversal of transfer to (from) FFA	3,587	—	3,587	4,056	—	4,056	(4,143)	—	(4,143)
Provision for policyholders' share of earnings and losses on with-profits business in excess of cost of policyholder bonuses declared	(2,979)	—	(2,979)	(3,753)	—	(3,753)	6,956	—	6,956
Equalization provision	—	—	—	—	—	—	—	(40)	(40)
Profit on disposals	—	(5)	(5)	—	38	38	—	—	—
Pension plans	(77)	(27)	(104)	(35)	(16)	(51)	73	14	87
Stock-based compensation	1	1	2	—	1	1	1	3	4
Accounting for income taxes	—	—	—	—	—	—	—	(13)	(13)
Deferred tax effect:
Cumulative effect of changes in accounting principles	—	117	117	—	—	—	—	—	—
Other adjustments above	(110)	69	(41)	(52)	(8)	(60)	90	61	151

Total US GAAP adjustments	331	(668)	(337)	417	40	457	(773)	(52)	(825)

Consolidated net income (loss) in accordance with US GAAP			91			665			(357)

        The approximate effects on consolidated shareholders' funds of the differences between UK GAAP and US GAAP, including a breakdown of the US GAAP adjustments between with-profits funds and other operations as of December 31 are as follows:

	2004			2003
	With- Profits Funds	Other Operations	Total	With- Profits Funds	Other Operations	Total
	(In £ Millions)
Consolidated shareholders' funds in accordance with UK GAAP*			4,281			3,240

US GAAP adjustments:
Business acquisitions and investments in associates	166	531	697	179	461	640
Restructuring charges	2	18	20	5	3	8
Investments:
Real estate	(5,341)	(845)	(6,186)	(4,482)	(5)	(4,487)
Securities	—	1,025	1,025	—	1,180	1,180
Mortgage and other loans	(49)	6	(43)	(47)	(2)	(49)
Derivative instruments	(16)	(235)	(251)	(8)	(335)	(343)
Long-term business:
Revenue and expense recognition	(1,142)	(1,199)	(2,341)	(1,636)	(848)	(2,484)
Deferred acquisition costs	1,424	201	1,625	1,486	6	1,492
Policy liabilities	4,586	589	5,175	3,975	333	4,308
Reversal of FFA	14,850	—	14,850	11,242	—	11,242
Undistributed policyholder allocations	(12,457)	—	(12,457)	(9,272)	—	(9,272)
Profit on disposals	—	—	—	—	38	38
Pension plans	687	221	908	764	248	1,012
Recognition of pension scheme minimum liability	(1,109)	(320)	(1,429)	(1,149)	(333)	(1,482)
Stock-based compensation and treasury stock*	1	(8)	(7)	—	23	23
Shareholder dividend liability	—	253	253	—	214	214
Deferred tax effect of the above adjustments	(218)	25	(193)	(27)	(125)	(152)

Total US GAAP adjustments*	1,384	262	1,646	1,030	858	1,888

Consolidated shareholders' equity in accordance with US GAAP			5,927			5,128

*
The UK GAAP Full Year 2003 figures and corresponding US GAAP adjustments for stock-based compensation and treasury stock have been restated (see Note 4). US GAAP results have not been restated.

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

        Under US GAAP, goodwill and other indefinite lived intangible assets are not amortized. These assets are subjected to an impairment test at least annually. No impairment charges have been made during 2003 or 2004.

        Under UK GAAP, the Group's interests in associates, principally IfOnline, which was acquired in 2000, and Hazell Carr Pensions Consulting plc, which was acquired in 2002 and subsequently sold in September 2004, are carried at the Group's share of underlying net assets at the date of acquisition, adjusted each year for the Group's share of increases or decreases in shareholders' funds of the associate. Goodwill is recorded as an asset and amortized in the consolidated profit and loss account on a straight-line basis over its estimated useful life, generally not exceeding 20 years.

        Under US GAAP, interests in associates are recorded using the equity method of accounting. Equity method investments are recorded at the purchase price in the year of acquisition including related goodwill. The carrying values of investments in associates are adjusted each year for the Group's share of US GAAP profits or losses, with such adjustments being included in the income statement. Dividends received from associates are recorded as a decrease in the carrying value of the investment. Like UK GAAP, investments in unquoted securities other than joint ventures where the Group does not exercise significant influence are carried at fair value (as described in Note 3); changes in fair value for US GAAP purposes, however, are reported in other comprehensive income, net of applicable income taxes, rather than in the income statement.

        Under UK GAAP, consistent with their portfolio investment nature, life fund venture capital holdings are normally carried at fair value. Under US GAAP, venture capital holdings are either consolidated, or accounted for under the equity method, dependent upon whether the Group is deemed to have a controlling interest.

        Under US GAAP, following the adoption of FIN 46-R on January 1, 2004, the Group consolidates a number of collateralized debt obligations (CDOs) and authorized investment funds where it is the primary beneficiary of these CDOs and funds. Prior to January 1, 2004, these CDOs and funds were carried at fair value.

        The US GAAP adjustments for business acquisitions and investments in associates had the following effects on the condensed consolidated US GAAP financial statements:

	2004	2003	2002
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Investment results	(41)	72	83
Other income	1,350	—	—
Underwriting, acquisition and other operating expenses	(1,260)	(119)	(73)
Other charges (amortization expense)	47	86	82

	96	39	92
Change in accounting principle	(14)	—	—

Total US GAAP adjustments	82	39	92

Condensed consolidated US GAAP balance sheets:
Fixed maturities	462	(202)
Equity securities	(250)	(195)
Other investments	130	135
Intangible assets	1,506	1,000
Other assets	1,219	601
Debt	(1,916)	(370)
Other liabilities	(454)	(329)

Total US GAAP adjustments	697	640

        The change in accounting principle of £14 million (gross of tax) is as a result of the adoption of FIN 46-R "Consolidation of Variable Interest Entities" by the Group in 2004. For further details on the adoption of FIN 46-R, please see the Changes in Accounting Principles note on pages F-131 and F-132.

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

        Under US GAAP, restructuring charges arising from business combinations and relating to involuntary termination/relocation of the acquired entity's employees or costs relating to exiting an activity of the acquired company are recognized as liabilities assumed in the business combination and included in the accounting for the acquisition. For restructurings initiated prior to January 1, 2003, restructuring charges related to involuntary employee terminations or other costs to exit existing activities were accrued with a charge to income when a formal plan was approved by management and specific information regarding termination benefits was communicated to affected employees. Effective January 1, 2003, the Group adopted Statement of Financial Accounting Standard No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (FAS 146). For restructurings initiated after January 1, 2003, a liability for costs associated with exit or disposal activities is recognized when the liability is incurred. The major restructuring in 2004 related to the withdrawal of Egg from the French market.

        The US GAAP adjustments for restructuring charges had the following effects on the condensed consolidated US GAAP financial statements:

	2004	2003	2002
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Underwriting, acquisition and other operating expenses	8	(2)	(18)

Total US GAAP adjustments	8	(2)	(18)

Condensed consolidated balance sheets:
Other liabilities	20	8

Total US GAAP adjustments	20	8

        Under US GAAP, restructuring provisions of £20 million and £8 million were excluded from the consolidated balance sheets at December 31, 2004 and 2003 respectively. Of these totals, £3 million in 2004 and £8 million in 2003 related to termination benefits payable to certain groups of affected employees that were yet to be informed at balance sheet date. In addition, £17 million in 2004 represented other costs that were not incurred at the balance sheet date arising from the closure of Egg France.

        At December 31, 2004 the total restructuring provision under US GAAP was £46 million and it related entirely to the direct sales force and customer services center for the UK and Europe Insurance Operations. This provision comprised £8 million of termination and redundancy costs, £35 million of property related charges and £3 million of other transition and systems related costs.

Investments

Real estate

        Under UK GAAP, investments in tenant and Group occupied freehold and leasehold properties are carried at fair value as defined by The Royal Institution of Chartered Surveyors guidelines. The costs of additions and renovations are capitalized and considered when estimating fair value. Lease incentives granted on leases to tenants (such as rent-free periods) are recognized as a reduction in rental income and are allocated over the period from lease commencement up to the first rent review.

        Under US GAAP, investments in tenant and Group occupied freehold and leasehold properties are carried at depreciated cost. Depreciation is calculated using the straight-line method over the properties' estimated useful lives, generally 30 to 50 years. The costs of additions and renovations are capitalized and depreciated using the straight-line method over the estimated useful lives, generally 7 to 25 years, or the remaining useful life of the property if shorter. Property is considered to be impaired when its carrying value exceeds the future undiscounted estimated cash flow of the property. Impaired property is written down to fair value, through a charge to the statement of income. Rental income and rental expense are recognized on a straight line basis over the term of the lease. Rental income and rental expense are recognized on a straight line basis over the term of the lease. Lease incentives granted on leases to tenants (such as rent-free periods) are recognized on a straight line basis as a reduction in rental income over the lease term.

        Prior to the second half of 2004, the Group was amortizing rent-free periods provided to tenants in the Group's investment property portfolio on a straight-line basis over a period generally shorter than the lease term. In the second half of 2004, the Group changed its method of accounting for these rent-free periods to amortize these over the lease term on a straight-line basis consistent with US GAAP requirements. The cumulative effect of this correction resulted in the Group recording £68 million gross of tax (£48 million net of tax) of additional rental income in the second half of 2004, of which £60 million gross of tax (£42 million net of tax) related to SAIF. The impact of this change was included within investment results and increased income before taxes and net income in the Group's condensed consolidated US GAAP statement of income and comprehensive income. The impact of this correction to the current period and prior periods was not material to the Group.

        The US GAAP adjustments for real estate had the following effects on the condensed consolidated US GAAP financial statements:

	2004	2003	2002
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Investment results	(1,060)	(439)	(97)
Other charges (depreciation on Group occupied properties)	(3)	(4)	(6)

	(1,063)	(443)	(103)
Change in accounting principle	(638)	—	—

Total US GAAP adjustments	(1,701)	(443)	(103)

Condensed consolidated US GAAP balance sheets:
Real estate	(6,152)	(4,461)
Other assets (Group occupied properties)	(34)	(26)

Total US GAAP adjustments	(6,186)	(4,487)

        The change in accounting principle charge of £638 million (gross of tax) is as a result of the adoption of SOP 03-1 "Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and for Separate Accounts", effective January 1, 2004. For further details on the adoption of SOP 03-1, please see the Changes in Accounting Principles note on pages F-126 to F-131.

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

        Under US GAAP, investments in debt and equity securities are carried at fair value with changes in fair value of securities classified as trading being recognized in the statement of income. Changes in fair value of securities classified as available-for-sale are recorded as a component of other comprehensive income in shareholders' equity, net of related deferred acquisition cost amortization, change in policyholder benefit liabilities and deferred taxes. When impairment of available-for-sale securities is deemed to be other than temporary, the decrease in value is included in the statement of income as a realized loss and a new cost basis is established.

        The US GAAP adjustments for securities had the following effects on the condensed consolidated US GAAP financial statements:

	2004	2003	2002
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Investment results	(361)	(165)	(381)

Total US GAAP adjustments	(361)	(165)	(381)

Condensed consolidated US GAAP balance sheets:
Fixed maturities	1,025	1,180

Total US GAAP adjustments	1,025	1,180

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

        Under US GAAP, all loans are carried at their outstanding principal balances, less allowances for loan losses.

        The US GAAP adjustments for mortgage and other loans had the following effects on the condensed consolidated US GAAP financial statements:

	2004	2003	2002
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Investment results	6	(8)	(12)

Total US GAAP adjustments	6	(8)	(12)

Condensed consolidated US GAAP balance sheets:
Mortgage loans	(33)	(47)
Other loans	(10)	(2)

Total US GAAP adjustments	(43)	(49)

Derivative instruments

        Under UK GAAP, depending on their nature and purpose, derivative instruments are either accounted for at fair value or treated as a hedge and accounted for on an accrual or deferral basis.

        Under US GAAP all derivative financial instruments, including those embedded in other contracts and those carried off-balance sheet under UK GAAP, are carried at fair value. Changes in their fair value are recorded directly to current earnings unless specific hedging criteria are met. For US GAAP purposes, the Group only designates and accounts for one derivative financial instrument as a hedge (see "Fair Value and Net Investment in Foreign Operations Hedges' in Note 37). Derivative financial instruments include the synthetic GIC contracts written by Jackson National Life; derivative financial instruments embedded in other contracts are primarily comprised of written equity-index put options embedded in Jackson National Life's equity-indexed annuities.

        The US GAAP adjustments for derivative instruments had the following effects on the condensed consolidated US GAAP financial statements:

	2004	2003	2002
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Investment results	87	121	(236)

Total US GAAP adjustments	87	121	(236)

Condensed consolidated US GAAP balance sheets:
Other investments	(83)	(125)
Other assets	(211)	(269)
Policyholder benefit liabilities	43	51

Total US GAAP adjustments	(251)	(343)

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

        Under UK GAAP, foreign currency borrowings that have been used to finance or provide a hedge against Group equity investments in overseas subsidiaries are translated at year end exchange rates. The impact of these currency translations is recorded as a component of shareholders' equity. Under US GAAP, a derivative or non-derivative that may give rise to a foreign currency transaction gain or loss can be designated as hedging the foreign currency exposure of a net investment in a foreign operation. The gain or loss on a hedging derivative or non-derivative instrument that is designated as, and is effective as an economic hedge, should be reported in the same manner as a translation adjustment.

        The US GAAP adjustments for differences in revenue and expense recognition had the following effects on the condensed consolidated US GAAP financial statements:

	2004	2003	2002
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Insurance policy revenues	(9,851)	(8,781)	(10,733)
Investment results	(334)	(1,921)	1,578
Benefits and claims	9,812	10,223	8,783
Other charges	(7)	(11)	(19)

Total US GAAP adjustments	(380)	(490)	(391)

Condensed consolidated US GAAP balance sheets:
Other assets	(100)	4
Other liabilities	281	102
Policyholder benefit liabilities	(2,522)	(2,590)

Total US GAAP adjustments	(2,341)	(2,484)

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

        The US GAAP adjustments for deferred acquisition costs had the following effects on the condensed consolidated US GAAP financial statements:

	2004	2003	2002
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Underwriting, acquisition and other operating expenses	92	180	243

Total US GAAP adjustments	92	180	243

Condensed consolidated US GAAP balance sheets:
Deferred acquisition costs	1,625	1,492

Total US GAAP adjustments	1,625	1,492

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

        The negative investment returns in 2002 had the effect of producing UK GAAP unitized with-profits future policy benefit provisions that were lower than fund value but strong positive investment returns in 2004 and 2003 have dampened this impact. Terminal bonuses expected to be paid on with-profits policies within the declaration period for the next financial year are recorded as part of the technical provision; liabilities for future annual and terminal bonus declarations are not provided.

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

        The US GAAP adjustments for policy liabilities had the following effects on the condensed consolidated US GAAP financial statements:

	2004	2003	2002
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Benefits and claims	1,274	994	(3,021)
Change in accounting principle	(9)	—	—

Total US GAAP adjustments	1,265	994	(3,021)

Condensed consolidated US GAAP balance sheets:
Policyholder benefit liabilities	5,175	4,308

Total US GAAP adjustments	5,175	4,308

        The change in accounting principle of £9 million (gross of tax) is as a result of the adoption of SOP 03-1 "Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and for Separate Accounts" effective January 1, 2004. For further details on the adoption of SOP 03-1, please see the Change in Accounting Principles note on pages F-126 to F-131.

Other With-Profits Policyholders' Funds and the Fund for Future Appropriations (FFA)

        Under UK GAAP, the long-term business technical provisions include provision for declared annual and terminal bonuses. The charge for the cost of bonuses declared in the year is recognized in the movement in long-term business provision in the long-term business technical account. No technical provisions are made for bonuses beyond that covered in the current bonus declaration period. All amounts of the with-profits funds not yet allocated to policyholders or shareholders are recorded in the FFA. Changes in the FFA are charged or credited to the profit and loss account.

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

        The US GAAP adjustments for undistributed policyholder allocations had the following effects on the condensed consolidated US GAAP financial statements:

	2004	2003	2002
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Benefits and claims (cost of bonuses declared)	1,750	1,831	2,368
Provision for policyholders' share of earnings and losses on with-profits business	(5,412)	(6,116)	5,157
Income tax attributable to the policyholders' share of earnings on with-profits business	683	532	(569)

Total US GAAP adjustments	(2,979)	(3,753)	6,956

Condensed consolidated US GAAP balance sheets:
Undistributed policyholder allocations	(12,457)	(9,272)

Total US GAAP adjustments	(12,457)	(9,272)

        The UK GAAP FFA and related profit and loss account transfer have been reversed for US GAAP. The reduction in liabilities increased shareholders' equity in the condensed consolidated US GAAP balance sheets by £14,850 million and £11,242 million at December 31, 2004 and 2003, respectively. The reversal of the related UK GAAP profit and loss account transfer increased (decreased) net income in the condensed consolidated US GAAP income statement by £3,587 million, £4,056 million and £(4,143) million in 2004, 2003 and 2002, respectively.

        As set out in Note 30 to the consolidated financial statements Prudential has held discussions over the attribution of PAC's inherited estate with the Financial Services Authority (FSA), the UK insurance regulator. The amount and timing of any re-attribution of the inherited estate in the main with-profits fund to policyholders and shareholders and the impact on the undistributed policyholder allocations recorded for US GAAP purposes remains very uncertain.

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

        The US GAAP adjustments for the equalization provision had the following effects on the condensed consolidated US GAAP financial statements:

	2004	2003	2002
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Benefits and claims	—	—	(40)

Total US GAAP adjustments	—	—	(40)

Profit on Disposals

        Under UK GAAP, cumulative foreign currency translation gains and losses on foreign operations charged to shareholders' funds are not reversed upon the sale of an operation. Under US GAAP, cumulative foreign currency translation gains and losses realized upon sale of an operation are reversed from shareholders' equity and included in net income as part of the gain or loss on the sale.

        In August 2004, the Company sold its interest in Life Assurance Holding Corporation Limited for £41 million. After taking into account the carrying value of the investment of £34 million at the date of disposal and tax on gain on sale of £3 million, the profit on sale was £4 million net of tax. There was no difference between UK GAAP and US GAAP on this profit on sale.

        In October 2004, Jackson National Life sold Jackson Federal Bank to Union BanCal Corporation for £166 million. After taking into account net assets, goodwill and related expenses totaling £130 million, the gain on sale net of tax of £16 million was £20 million. Profit on sale on a US GAAP basis is £5 million lower than on a UK basis as a result of different accumulated goodwill amortisation. The gain on disposal and results of the operations of Jackson Federal Bank for all periods presented are included in discontinued operations on the consolidated income statement.

        In 2003, the Group sold its German life business and its Dublin based management services company for a total consideration of £98 million. After allowing for the costs of sale and other related items of £22 million and for the write-off of deferred acquisition costs of £63 million, the profit on sale on a UK GAAP basis was £13 million. There was £4 million tax on the sale.

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

        Under US GAAP, Statement of Financial Accounting Standard No. 87, "Employers' Accounting for Pensions" (FAS 87), an asset has been recognized in the condensed consolidated balance sheets reflecting the overfunded status of the Group's UK staff pension plans. A transition asset, as at January 1, 1989, the effective date of FAS 87, is being amortized on a straight-line basis over a 15 year period. This was fully amortized in 2003.

        The US GAAP adjustments for pension plans had the following effects on the condensed consolidated US GAAP financial statements:

	2004	2003	2002
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Underwriting, acquisition and other operating expenses	(104)	(51)	87

Total US GAAP adjustments	(104)	(51)	87

Condensed consolidated US GAAP balance sheets:
Other assets	908	1,012

Total US GAAP adjustments	908	1,012

        Additionally, under US GAAP, if the accumulated benefit obligation exceeds the fair value of plan assets and a prepaid pension cost has been recorded, then a minimum additional liability must be recognized. This reflects the under-funding of the pension plans on an accumulated benefit obligation basis and is charged to other comprehensive income.

        The US GAAP adjustments for the recognition of a pension scheme minimum liability had the following effects on the condensed consolidated US financial statements:

	2004	2003
	(In £ Millions)
Condensed consolidated US GAAP balance sheets:
Other assets	(908)	(1,012)
Other liabilities	(521)	(470)

Total US GAAP adjustments	(1,429)	(1,482)

Stock-based Compensation and Treasury Stock

        Under UK GAAP, compensation costs for stock compensation plans, other than the Savings Related Share Option Scheme, are recorded based on the quoted market price of the shares at the grant date less the amounts, if any, that employees are required to pay. For these plans, these costs are recognized in the profit and loss accounts over the period for which the share awards or options are earned. Prior to 1998, shares under the Savings Related Share Option Scheme were issued directly to qualifying employees. No compensation cost was recorded and the increase in share premium reflected the difference between proceeds received from qualifying employees and the nominal value of the shares being issued. Beginning in 1998, shares were issued to a qualifying share ownership trust and costs, representing the difference between the market price at the date of transfer to the trust and amounts payable by employees, were charged directly to retained profit and loss reserve. An equal and opposite amount is recorded as an increase in the share premium. The Group implemented UITF Abstract 38 "Accounting for ESOP Trusts" in preparing its 2004 results in which the Group presents the cost of acquiring the shares held in trusts for employee incentive plans as a deduction in determining shareholders' funds.

        Under US GAAP, compensation costs for all stock-based compensation plans are determined based on the quoted market price of the stock at the measurement date less the amounts, if any, that employees are required to pay. These costs are recognized in net income over the plans' respective vesting periods. The measurement date is the date upon which are known both the number of shares or options the employee is entitled to and the employee's cost per share. Any Prudential shares held by trusts under employee incentive plans and purchased from the open market are reported at historical cost while those held by a qualifying employee share ownership trust are newly issued shares and reported at nominal value which represents historical cost. The total numbers of shares held by these trusts at December 31, 2004 and 2003, were 10.6 million and 9.5 million shares, respectively, and are classified as treasury stock in the consolidated balance sheet.

        Under US GAAP, following the adoption of FIN 46-R on January 1, 2004, the Group has consolidated a number of authorized investment funds where it is the primary beneficiary of these funds. Certain of these funds hold investments in Prudential shares. The total number of shares held by these funds at December 31, 2004 were 4.4 million and are classified as treasury stock in the consolidated balance sheet.

        The US GAAP adjustments for stock-based compensation had the following effects on the condensed consolidated US GAAP financial statements:

	2004	2003	2002
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Underwriting, acquisition and other operating expenses	2	1	4

Total US GAAP adjustments	2	1	4

Condensed consolidated US GAAP balance sheets:
Other assets*	—	(6)
Other liabilities	(7)	29

Total US GAAP adjustments*	(7)	23

*
The 2003 US GAAP adjustments have been restated (see Note 4).

Deferred Income Tax and Accounting for Income Taxes

        Under UK GAAP, deferred tax assets are recognized to the extent that it is regarded as more likely than not that they will be recovered. In addition, deferred taxes relating to investments in foreign subsidiaries are only provided for to the extent that dividends have been accrued as receivable or a binding agreement to distribute the past earnings has been entered into by the subsidiary. Under US GAAP, deferred tax assets are recognized subject to adjustment for valuation allowances when it is more likely than not that the underlying tax benefit will not be realized. In addition, deferred taxes are not provided on an excess of the amount for financial reporting over the tax basis of an investment in a foreign subsidiary that is essentially permanent in duration, or with respect to undistributed earnings which can be distributed without incurring incremental tax expense.

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

        The US GAAP adjustments for deferred income tax had the following effects on the condensed consolidated US GAAP financial statements:

	2004	2003	2002
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Income tax expense	76	(60)	138

Total US GAAP adjustments	76	(60)	138

Reconciliation line items for consolidated net income:
Accounting for income taxes	—	—	(13)
Deferred tax effect on cumulative effect of changes in accounting principles	117	—	—
Deferred tax effect of other US GAAP adjustments	(41)	(60)	151

Total US GAAP adjustments	76	(60)	138

Condensed consolidated US GAAP balance sheets:
Net deferred income tax liability	(193)	(152)

Total US GAAP adjustments	(193)	(152)

Reconciliation line items for consolidated shareholders' equity:
Deferred tax effect of other US GAAP adjustments	(193)	(152)

Total US GAAP adjustments	(193)	(152)

Shareholder Dividend Liability

        Under UK GAAP, shareholders' dividends are accrued in the period to which they relate regardless of when they are declared. Under US GAAP, shareholders' dividends are accrued when declared.

        The US GAAP adjustments for the shareholders' dividends resulted in a decrease in other liabilities on the condensed consolidated US GAAP balance sheets of £253 million and £214 million at December 31, 2004 and 2003, respectively. There were no effects of this item on US GAAP net income.

Earnings Per Share under US GAAP

        No adjustments were required from net income to net income available to common shareholders used in either the basic or diluted earnings per share calculation under US GAAP. The only dilutive potential shares outstanding affecting the diluted earnings per share calculation relate to employee stock options, which increased average weighted shares outstanding by 3 million shares, 2 million shares and 3 million shares in 2004, 2003 and 2002, respectively.

37 Condensed Consolidated US GAAP Financial Statements

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

Condensed consolidated US GAAP statement of income and comprehensive income	2004		Restated* 2003		Restated* 2002
	(In £ Millions)
Insurance policy revenues	6,786		4,527		5,201
Investment results	13,348		11,672		(1,832)
Other income	2,106		677		688

Total revenue	22,240		16,876		4,057
Benefits and claims	(10,920)		(6,553)		(7,332)
Provision for policyholders' share of earnings on with-profits business	(5,412)		(6,116)		5,157
Underwriting, acquisition and other operating expenses	(4,868)		(3,137)		(2,847)
Other charges	(43)		(47)		(46)

Net income (loss) before income taxes	997		1,023		(1,011)

Income tax (expense) benefit	(996)		(866)		928
Income tax attributable to the policyholders' share of earnings on with-profits business	683		532		(569)

Income tax attributable to shareholders	(313)		(334)		359

Net income (loss) before minority interests	684		689		(652)
Minority interests	(6)		3		10

Net income (loss) from continuing operations after minority interests	678		692		(642)
(Loss) income from discontinued operations including profit on disposals (net of applicable income tax of £(16) million, £4 million and £14 million respectively)	(69)		(27)		285
Cumulative effect of changes in accounting principles (net of applicable income tax effects of £(114) million, £nil, and £nil respectively), see Note 37 on pages F-126 to F-132	(518)		—		—

Net income (loss)	91		665		(357)
Other comprehensive loss	(73)		(10)		(270)

Total comprehensive income (loss)	18		655		(627)

Earnings per share under US GAAP (In Pence)
Basic (based on 2,124 million, 2,076 million and 2,068 million shares, respectively):
Income (loss) from continuing operations after minority interests	31.9	p	33.3	p	(31.1	)p
(Loss) income from discontinued operations including profit on sale	(3.2	)p	(1.3	)p	13.8	p
Cumulative effect of changes in accounting principles	(24.4	)p	—		—
Net income (loss)	4.3	p	32.0	p	(17.3	)p
Diluted (based on 2,127 million, 2,078 million and 2,071 million shares, respectively):
Income (loss) from continuing operations after minority interests	31.9	p	33.3	p	(31.0	)p
(Loss) income from discontinued operations including profit on sale	(3.2	)p	(1.3	)p	13.8	p
Cumulative effect of changes in accounting principles	(24.4	)p	—		—
Net income (loss)	4.3	p	32.0	p	(17.2	)p

*
The 2003 and 2002 comparatives have been restated for the classification in 2004 of discontinued operations. The 2003 and 2002 Earnings per share figures have been restated to take account of the rights offering in 2004.

	December 31
Condensed Consolidated US GAAP balance sheets	2004	2003
	(In £ Millions)
Assets
Investments:
Fixed maturities	75,974	65,081
Equity securities	48,417	29,944
Short-term investments	8,322	4,189
Real estate	6,914	4,888
Mortgage loans	4,395	5,412
Policy loans	707	694
Other loans	7,032	5,648
Other investments	2,518	2,281

Total investments	154,279	118,137
Cash	2,037	1,140
Deferred acquisition costs	4,428	4,347
Intangible assets	2,995	2,657
Other assets	4,788	3,877
Separate account assets	5,531	30,487

Total assets	174,058	160,645

Liabilities
Policyholder benefit liabilities	122,412	90,307
Undistributed policyholder allocations	12,457	9,272
Debt	13,933	12,326
Net deferred income tax liability	1,758	1,265
Other liabilities	11,714	11,753
Separate account liabilities	5,531	30,487

Total liabilities	167,805	155,410

Minority interest	326	107

Shareholders' equity
Common stock	119	100
Additional paid-in capital	1,760	639
Less treasury stock	(63)	(28)
Retained earnings	4,339	4,572
Accumulated other comprehensive loss	(228)	(155)

Total shareholders' equity	5,927	5,128

Total liabilities and shareholders' equity	174,058	160,645

Condensed Consolidated US GAAP statement of cash flows	2004	2003	2002
	(In £ Millions)
Cash flows from operating activities:
Consolidated net income (loss)	91	665	(357)
Adjustments to reconcile consolidated net income (loss) to net cash provided by operating activities:
Depreciation and amortization	241	367	335
Realized investment (gains) losses	(250)	(91)	17
Interest credited to policyholders	3,368	2,387	3,360
Policy fees charged to policyholders	(435)	(223)	(183)
Bonuses paid to policyholders	(662)	(756)	(1,201)
Change in:
Investments held for trading purposes	(3,561)	(4,605)	6,664
Deferred policy acquisition costs	3	120	(210)
Other assets	(1,641)	469	112
Policy benefit liabilities	3,619	2,149	2,033
Undistributed policyholder allocations	3,612	4,448	(5,817)
Other liabilities	2,848	309	(499)
Other, net	10	(9)	(65)

Net cash provided by operating activities	7,243	5,230	4,189

Cash flows from investing activities:
Proceeds from sale or maturity of:
Real estate	547	586	332
Available for sale securities sold	6,098	12,214	9,537
Available for sale securities matured	5,271	5,472	6,203
Mortgage and other loans	12,529	7,708	7,996
Purchases of:
Real estate	(1,120)	(598)	(648)
Available for sale securities	(13,567)	(20,704)	(20,480)
Mortgage and other loans	(13,811)	(9,828)	(9,261)
Change in short-term investments, net	(3,321)	1,597	(2,185)
Net increases in other investments	(332)	(626)	(308)
Acquisitions of subsidiaries	—	—	(13)
Proceeds from disposals	207	98	353
Purchase of property and equipment	(49)	(65)	(54)
Proceeds from disposal of property and equipment	14	4	6

Net cash used in investing activities	(7,534)	(4,142)	(8,522)

Cash flows from financing activities:
Policyholders' deposits	7,275	5,512	9,184
Policyholders' withdrawals	(7,111)	(6,263)	(6,977)
Net change in banking product liabilities	(492)	(1,563)	2,175
Proceeds from long-term borrowings	126	847	97
Repayment of long-term borrowings	(255)	(125)	(199)
Net change in short-term debt	547	995	316
Dividends paid to shareholders	(323)	(447)	(509)
Proceeds from issuance of stock	1,140	30	40

Net cash provided (used) by financing activities	907	(1,014)	4,127

Net impact of foreign exchange fluctuations	(9)	(20)	(21)

Net increase (decrease) in cash	607	54	(227)
Cash, beginning of year	1,140	1,086	1,313
Cumulative effect of change in accounting principle	290	—	—

Restated beginning of year	1,430

Cash, end of year	2,037	1,140	1,086

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

Revenue and Expenses

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

        Under US GAAP, following the Group's adoption of Statement of Position 03-1 "Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and Separate Accounts" (SOP 03-1), most of these segregated accounts, with the exception of Jackson National Life and Taiwan Life, failed to meet the criteria for classification as separate accounts. For further details on the impact of SOP 03-1 adoption on the Group's results, please see Change in Accounting Principles note on pages F-126 to F-131.

        Prior to 2004, under US GAAP, separate account balances also included SAIF but assets and liabilities relating to index-linked business for which the Group bears investment risk were not reported as separate account balances.

        The US GAAP reclassifications for separate account assets and liabilities relating to linked business had the following effects on the condensed consolidated US GAAP financial statements before the further US GAAP amortised cost adjustments to real estate and mortgage loans which are discussed in Note 36.

	December 31
	2004	2003
	(In £ Millions)
Condensed consolidated US GAAP balance sheets:
Fixed maturities	6,456	2,304
Equity securities	9,641	—
Short-term investment	—	426
Real estate	980	—
Mortgage loans	9	—
Other investments	1,018	—
Other assets	195	35
Separate account assets	(18,299)	(2,765)
Policyholder benefit liabilities	(18,299)	(2,765)
Separate account liabilities	18,299	2,765

Total US GAAP adjustments	—	—

        The US GAAP reclassifications for separate account assets and liabilities relating to SAIF in the prior years had the following effects on the condensed consolidated US GAAP financial statements. There are no US GAAP reclassifications relating to SAIF in 2004 following the adoption of SOP 03-1.

	2003	2002
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Insurance policy revenues	(296)	(333)
Investment results	(1,733)	767
Other income	(11)	(13)
Benefits and claims	1,007	873
Provision for policyholders' share of earnings on with-profits business	965	(1,377)
Underwriting, acquisition and other operating expenses	68	83

Total US GAAP adjustments	—	—

2003
(In £ Millions)
Condensed consolidated US GAAP balance sheets:
Fixed maturities	(5,833)
Equity securities	(5,222)
Short-term investments	(294)
Real estate	(1,495)
Mortgage loans	(52)
Policy loans	(22)
Other loans	(76)
Other investments	(48)
Cash	(108)
Deferred acquisition costs	(81)
Other assets	(1,843)
Separate account assets	14,993
Policyholder benefit liabilities	13,381
Undistributed policyholder allocations	1,404
Debt	100
Other liabilities	189
Separate account liabilities	(14,993)

Total US GAAP adjustments	—

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

        The US GAAP reclassifications to present banking business within the classifications to which they relate had the following effects on the condensed consolidated US GAAP financial statements:

	2004	Restated 2003	Restated 2002
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Investment results*	902	820	661
Other income*	215	102	73
Underwriting, acquisition and other operating expenses*	(1,117)	(922)	(734)

Total US GAAP adjustments	—	—	—

*
The 2003 and 2002 figures on these lines have been restated to take account of discontinued operations.

Condensed consolidated US GAAP balance sheets:
Fixed maturities	2,295	4,207
Equity securities	—	13
Short-term investments	1,441	550
Mortgage loans	1,704	2,664
Other loans	5,949	4,725
Other investments	319	—
Other assets	(11,708)	(12,159)
Debt	(4,289)	(4,123)
Other liabilities	4,289	4,123

Total US GAAP adjustments	—	—

Discontinued Operations

        Under UK GAAP, discontinued operations consist of all business disposals made during the year or within three months after the end of the financial year. Under US GAAP, discontinued operations consist only of the sale or disposal of a business whose activities comprise a distinct line of business, class of policyholder, or, from January 1, 2002, a component of an entity comprising operations and cash flows that can be clearly distinguished from the rest of the entity.

        In 2004, the Group sold its Egg France operations and Jackson Federal Bank, a wholly owned subsidiary of Jackson National Life. These disposals met the US GAAP criteria for presentation as discontinued operations.

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

Other Comprehensive (Loss) Income

        An analysis of accumulated other comprehensive (loss) income follows:

	2004	2003	2002
	(In £ Millions)
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during the year	(177)	(226)	(230)

Unrealized investment gains on available-for-sale securities:
Unrealized holding gains arising during the year	274	618	1,153
Less reclassification adjustment for gains included in net income	(72)	(31)	(37)

Unrealized investment gains, net	202	587	1,116
Related amortization of deferred acquisition costs	85	(229)	(288)
Related loss recognition	118	221	(249)
Policyholders' share of with-profits business	(195)	(182)	(68)
Related deferred taxes	(120)	(190)	(204)

Net unrealized gains on available-for-sale securities	90	207	307

Recognition of pension scheme minimum liability:
Recognition of pension scheme minimum liability	53	46	(1,528)
Related deferred taxes	2	(28)	227
Policyholders' share of pension scheme minimum liability	(41)	(9)	954

Total pension scheme adjustments	14	9	(347)

Other comprehensive loss	(73)	(10)	(270)
Accumulated other comprehensive (loss) income, beginning of year	(155)	(145)	125

Accumulated other comprehensive loss, end of year	(228)	(155)	(145)

Components of accumulated other comprehensive loss:
Foreign currency translation adjustments	(519)	(342)	(116)
Net unrealized gains on available-for-sale securities:
Unrealized investment gains, net	2,885	2,683	2,096
Related amortization of deferred acquisition costs	(438)	(523)	(294)
Related loss recognition	(789)	(907)	(1,128)
Policyholders' share of with-profits business	(512)	(317)	(135)
Related deferred taxes	(531)	(411)	(221)

Net unrealized gains on available-for-sale securities	615	525	318

Recognition of pension scheme minimum liability:
Recognition of pension scheme minimum liability	(1,429)	(1,482)	(1,528)
Related deferred taxes	201	199	227
Policyholders' share of pension scheme minimum liability	904	945	954

Total pension scheme adjustments	(324)	(338)	(347)

Accumulated other comprehensive loss, end of year	(228)	(155)	(145)

        Securities supporting UK payout annuities written by Prudential Annuities Limited and Prudential Retirement Income Limited, and securities owned by Jackson National Life, Egg and PCA Life Japan are classified as available-for-sale securities. These securities are carried at fair value, with unrealized investment gains and losses, and changes therein, reflected as separate components of accumulated other comprehensive income and other comprehensive income, respectively. These unrealized investment gains and losses, and changes therein, are presented net of the following items to the extent that they would be reflected in net income had unrealized gains and losses been realized: (a) related deferred acquisition costs amortization for products that amortize deferred acquisition costs in relation to expected gross profits and are supported by available-for-sale securities; (b) loss recognition for limited payment contracts supported by available-for-sale securities if use of market yields in computing loss recognition would result in a premium deficiency; (c) with-profits policyholders' share of the increase in net equity of with-profits fund subsidiaries that hold available for sale securities; and (d) deferred income taxes on unrealized gains and losses, net of other items described above.

Underwriting, acquisition and other operating expenses

	2004	Restated 2003	Restated 2002
	(In £ Millions)
Acquisition costs incurred	1,449	1,127	1,179
Acquisition expenses deferred	(801)	(794)	(865)
Amortization of deferred acquisition costs	747	585	397
Operating costs*	3,473	2,219	2,136

Total underwriting, acquisition and other operating expenses	4,868	3,137	2,847

*
The 2003 and 2002 figures for this line has been restated to exclude discontinued operations of Jackson Federal Bank and Egg France.

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

        Deposits with credit institutions are included in short-term investments in the condensed consolidated US GAAP balance sheets.

	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
	(In £ Millions)
December 31, 2004
Fixed maturities—available-for-sale
UK Government	3,211	153	(4)	3,360
US Government and other Governments	2,947	226	(3)	3,170
Local government securities	716	31	(1)	746
Corporate securities	28,721	2,435	(100)	31,056
Mortgage-backed securities	3,291	97	(21)	3,367
Other debt securities	1,397	9	(14)	1,392

Total fixed maturities—available-for-sale	40,283	2,951	(143)	43,091

Fixed maturities—trading				32,883

Total fixed maturities				75,974

Equity securities—available-for-sale	391	78	(1)	468
Equity securities—trading				47,949

Total equity securities				48,417

	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
	(In £ Millions)
December 31, 2003
Fixed maturities—available-for-sale
UK Government	3,337	77	(25)	3,389
US Government and other Governments	667	57	(1)	723
Local government securities	264	84	—	348
Corporate securities	29,562	2,522	(154)	31,930
Mortgage-backed securities	4,435	124	(40)	4,519
Other debt securities	1,365	14	(9)	1,370

Total fixed maturities—available-for-sale	39,630	2,878	(229)	42,279

Fixed maturities—trading				22,802

Total fixed maturities				65,081

Equity securities—available-for-sale	472	47	(13)	506
Equity securities—trading				29,438

Total equity securities				29,944

        The following table shows the gross unrealized losses and fair value of the Group's investments with unrealized losses that are not deemed to be other than temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004.

	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In £ Millions)		(In £ Millions)		(In £ Millions)
December 31, 2004
Fixed maturities—available-for-sale
UK Government securities	621	(2)	222	(2)	843	(4)
US Government and other Governments	79	(1)	343	(2)	422	(3)
Local government securities	—	—	—	(1)	—	(1)
Corporate securities	3,194	(28)	936	(72)	4,130	(100)
Mortgage-backed securities	127	(1)	855	(20)	982	(21)
Other debt securities	707	(10)	126	(4)	833	(14)

Total gross unrealized loss on fixed maturities—available-for-sale	4,728	(42)	2,482	(101)	7,210	(143)

Total gross unrealized loss on equity securities—available-for-sale	3	(1)	—	—	3	(1)

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

        The following table sets out certain additional information relating to sales of available-for-sale securities:

	2004	2003	2002
	(In £ Millions)
Sales proceeds	6,098	12,214	9,537

Gross realized gains	334	348	338
Gross realized losses	(87)	(140)	(260)

Net realized gains	247	208	78

        The change in net unrealized gains on trading securities included in income was an increase (decrease) of £3,408 million, £4,393 million and £(8,064) million in 2004, 2003, and 2002, respectively.

Real Estate

        The following table sets out certain information concerning the Group's real estate holdings as of December 31:

	Group Occupied		Held for Investment
	2004	2003	2004	2003
	(In £ Millions)
Cost	305	187	8,525	6,056
Accumulated depreciation	(49)	(32)	(1,607)	(1,138)
Impairment charge	—	—	(4)	(30)

Depreciated cost	256	155	6,914	4,888

        Real estate held for sale was £26 million and £88 million at December 31, 2004 and 2003, respectively. Depreciation expense for Group occupied real estate was £8 million, £7 million, and £9 million and for investment real estate was £199 million, £152 million, and £160 million for the years ended December 31, 2004, 2003 and 2002, respectively. Group occupied real estate is included within "Other assets" in the condensed consolidated US GAAP balance sheets.

        During 2003, a property that was previously occupied by the Group was transferred to the "held for investment' category. At the date of the transfer the cost was £102 million and accumulated amortization was £25 million. A market valuation indicated that the property might be impaired. An assessment was undertaken to determine whether any impairment had occurred. As a result of this, it was concluded that the carrying value of the property was significantly higher than its expected future cash flows, including future rental payments. Accordingly, an impairment charge of £30 million was included in 2003 investment income in the income statement. This property remains part of the UK and Europe Insurance Operations business segment.

        During 2004, following an impairment assessment, it was concluded that the carrying value of two properties which are held by SAIF, was higher than their expected future cash flows including future rental payments. An impairment charge of £4 million was included in 2004 investment income in the income statement.

Policyholder Benefit Liabilities

        The following table shows the components of policyholder benefit liabilities:

	December 31
	2004	2003
	(In £ Millions)
Future policy benefits and losses (policy reserves)	36,377	31,321
Policy account values	82,698	55,582
Unearned revenue reserve	2,522	2,590
Other policy claims and benefits payable	815	814

Policyholder benefit liabilities	122,412	90,307

Debt

        In addition to the borrowings described in Note 28, debt under US GAAP includes a program of funding arrangements entered into by Jackson National Life, the liabilities for which amounted to £3,065 million in 2004 and £3,499 million in 2003, and which are included within other creditors under UK GAAP.

        As at December 31, 2004 and 2003, respectively, the UK banking operation had issued debt securities totaling £1,807 million and £1,423 million, and sold securities under agreements to repurchase totaling £131 million and £829 million. These are included in debt under US GAAP but in banking business liabilities under UK GAAP. Additionally, £2,352 million and £1,871 million at December 31, 2004 and 2003, respectively, of banking operations' bank loans and overdrafts repayable on demand are included in debt under US GAAP.

        Debt under US GAAP also includes £1,107 million and £370 million at December 31, 2004 and 2003 respectively, which represents debt obligations of certain entities which are consolidated for US GAAP purposes but are carried as investments at market value under UK GAAP. The increase in obligations relating to these investments in 2004 is as a result of consolidating increasing numbers of these investments for US GAAP.

        As a result of the Group's adoption of FIN 46-R, a number of collateralized debt obligations (CDOs) were consolidated which included £809 million of debt tranches at December 31, 2004. These CDOs and the impact of the adoption of FIN 46-R is discussed further under Changes in Accounting Principles on pages F-131 and F-132.

        Prior to the adoption of SOP 03-1, in 2003 the £100 million principal amount 8.5% subordinated bonds issued by Scottish Amicable Finance plc, which is owned by SAIF, are included in separate account liabilities under US GAAP.

        The carrying value of the Group's US$1,000 million principal amount 6.5% perpetual subordinated capital securities is £11 million lower in 2004 and 2003 under US GAAP as a result of the impact of a fair value hedge in 2003, as described below. No further adjustment was made to this carrying value under US GAAP after the Group ceased to apply hedge accounting in 2004.

Fair Value and Net Investment in Foreign Operations Hedges

        The Group has formally assessed and documented the effectiveness of the following hedges at their inception. For additional information on the Group's risk strategy and its use of derivatives, see Note 24.

        During 2003, Prudential issued US$1,000 million perpetual deeply subordinated capital securities in Asia. In order to manage the interest rate risk, Prudential entered into an interest rate swap to hedge the fair value of this debt. No gain or loss was recognized in investment results in the income statement during 2003 as there was no ineffective portion of the fair value hedge and the hedging instrument and its hedged item qualified for hedge accounting presentation. In 2004, hedge accounting for the interest rate swap was discontinued as Prudential assessed that the specific hedging criteria were not met during the year. A gain of £3 million was recognized within investment results in the income statement during 2004, attributable to the change in fair value of the interest rate swap.

        In 2004, Prudential entered into a US$500 million (£269 million) cross currency swap to hedge currency fluctuations in the net investment in Jackson National Life whose functional currency is US dollars. There was no ineffective portion of the foreign currency hedge. The gains or losses attributable to the change in the fair value of the swap are reported in other comprehensive income as part of the cumulative translation adjustment. The amount taken to cumulative translation adjustment in 2004 was a gain of £9 million.

Undistributed Policyholder Allocations

        A reconciliation of movements in the undistributed policyholder allocations included in the condensed consolidated US GAAP balance sheets is as follows:

	2004	2003	2002
	(In £ Millions)
Balance at January 1	9,272	5,389	13,292

Provision for policyholders' share of earnings (losses) on with-profits business:
Before income tax	5,412	6,116	(5,157)
Income tax	(683)	(532)	569

Net of income tax	4,729	5,584	(4,588)
Cost of policyholders' bonuses declared	(1,750)	(1,831)	(2,368)
Policyholders' share of unrealized investment gains on available-for-sale securities	195	182	68
Policyholders' share of pension scheme minimum liability	41	9	(954)
Foreign exchange adjustment	(30)	(61)	(61)

Balance at December 31	12,457	9,272	5,389

Taxes

        Components of the US GAAP net deferred income tax liability on the condensed consolidated balance sheets at December 31, 2004 and 2003 are as follows:

	2004	2003
	(In £ Millions)
Asset:
Short-term temporary differences	(716)	(841)
Deferred acquisition costs	(214)	(216)
Long-term business technical provisions and other insurance items	(475)	(369)
Capital allowances	(36)	(51)
Unrealized losses on investments	(494)	(478)
Tax losses carried forward	(114)	(115)

	(2,049)	(2,070)
Valuation allowance	114	115

Total	(1,935)	(1,955)

Liability:
Short-term temporary differences	51	170
Deferred acquisition costs	676	619
Long-term business technical provisions and other insurance items	937	742
Capital allowances	13	6
Unrealized gains on investments	2,016	1,683

Total	3,693	3,220

Net deferred income tax liability	1,758	1,265

        As of December 31, 2004, the Group had operating loss carryforwards of £408 million of which £360 million expire between 2005 and 2014, and £48 million do not expire.

        The following table provides an analysis of the balance sheet categories on which deferred tax has been provided.

	2004	2003
	(In £ Millions)
Investments	993	720
Deferred acquisition costs	437	403
Policyholder benefit liabilities	485	10
Other liabilities	(531)	(102)
Other assets	26	—
Undistributed policyholder allocations	348	234

	1,758	1,265

Pension Plans

        Prudential's UK staff pension plan, Scottish Amicable's staff pension plan and M&G's staff pension plan are the three primary defined benefit plans that cover substantially all UK-based employees. These plans are non-contributory, with benefits based on employee retirement age, years of service and compensation near retirement. The plans' assets include UK and overseas equity and fixed income securities, index-linked gilts, unauthorized unit trusts, venture capital investments, property and cash.

        At December 31, 2004 and 2003, plan assets of £126 million and £nil respectively relating to M&G's defined benefit plan are represented by policies issued by one of the Group's life insurance subsidiaries. An equal amount is carried as a liability for future policy benefits.

        The status of defined benefit plans under US GAAP at December 31 was as follows:

	2004	2003
	(In £ Millions)
Change in benefit obligation:
Benefit obligation, beginning of year	4,624	4,153
Service cost	67	65
Interest cost	245	224
Actuarial loss	162	369
Benefit payments	(191)	(187)

Benefit obligation, end of year	4,907	4,624

Change in plan assets:
Fair value of plan assets, beginning of year	3,990	3,570
Actual return on plan assets	390	574
Employer contributions	31	33
Benefit payments	(191)	(187)

Fair value of plan assets, end of year	4,220	3,990

Funded status end of year:
Plan assets in deficit of benefit obligation	(687)	(634)
Unrecognized net actuarial losses	1,595	1,646

Prepaid benefit cost	908	1,012

Amounts recognized in the statement of financial position consist of:
Prepaid benefit costs	15	17
Accrued benefit liability	(536)	(487)
Accumulated other comprehensive income	1,429	1,482

Net amount recognized	908	1,012

Accumulated benefit obligation for all plans	4,753	4,476
Information for pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	4,767	4,499
Accumulated benefit obligation	4,630	4,364
Fair value of plan assets	4,094	3,877

	2004	2003	2002
	(In £ Millions)
Components of net periodic pension cost:
Service cost	67	65	66
Interest cost	245	224	216
Expected return on assets	(276)	(262)	(300)
Recognized net actuarial losses	98	103	9
Amortization of transition asset	—	(46)	(46)

Net periodic pension cost (included in underwriting, acquisition and other operating expenses)	134	84	(55)

        The Group's pension plans' accumulated benefit obligation was underfunded by £536 million at December 31, 2004 and £487 million at December 31, 2003. Credits to other comprehensive income of £53 million and £46 million and a charge of £1,528 million have been made in 2004, 2003 and 2002 respectively. In 2004, the accumulated other comprehensive income balance of £1,429 million reflects the prepaid pension asset of £908 million, the excess of the accumulated benefit obligation over the market value of assets of £536 million, and prepaid benefit costs of £15 million. The balance in 2003 reflected the prepaid pension asset of £1,012 million, the excess of the accumulated benefit obligation over the market value of assets of £487 million, and prepaid benefit costs of £17 million.

        This balance has a related deferred tax credit of £201 million in 2004 and £199 million in 2003. Of the net balance of £1,228 million in 2004, £904 million is attributable to with-profits policyholder business with the remaining £324 million attributable to shareholders. Of the net balance of £1,283 million in 2003, £945 million is attributable to with-profits policyholder business and £338 million attributable to shareholders

        Assumed discount rates, guaranteed and discretionary rates of increase in future compensation levels and rates of pension increases used in calculating the projected benefit obligations together with long-term rates of return on plan assets are updated annually to reflect changing economic conditions in the UK where the pension plans are situated.

        The actuarial assumptions used in determining benefit obligations for the years ended December 31, were as follows:

	2004	2003
	%	%
Discount rate	5.30	5.40
Rate of increase in future compensation levels	4.80	4.70
Rate of increase in pension payments for inflation	2.80	2.70

        The actuarial assumptions used in determining net periodic pension costs at December 31, were as follows:

	2004	2003	2002
	%	%	%
Discount rate	5.40	5.50	5.75
Rate of increase in future compensation levels	4.70	4.25	4.50
Rate of increase in pension payments for inflation	2.70	2.25	2.50
Expected long-term return on plan assets	7.10	7.50	7.00

        The long-term expected rate of return has been taken to be the weighted average (by market value) of the long-term expected rates of return on each major asset class shown below. This is applied in calculating the net periodic pension cost in the following year.

	2004	2003
	%	%
Percentage of plan assets:
Equity	61	67
Bonds	25	16
Real estate	13	14
Other	1	3

Total	100	100

	2004	2003
	%	%
Long-term expected rate of return:
Equity	7.50	7.75
Bonds	5.00	5.00
Real estate	6.80	7.00
Other	4.75	4.00

Total	6.75	7.10

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

        As a result of a recent review of the Scheme's asset allocation strategy, a revised benchmark has been established. The target allocation at December 31, 2004 is as follows:

Equities	55.0%
Bonds	32.5%
Property	12.5%

        The investment policies and strategies for the other two defined benefit schemes, the M&G Group Pension Scheme and the Scottish Amicable Staff Pension Scheme follow similar principles, but have different target allocations, reflecting the particular requirements of the schemes.

        The benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the succeeding five fiscal years, are as follows:

Estimated Future Benefit Payments

(In £ Millions)
2005	194.3
2006	195.7
2007	198.0
2008	202.6
2009	205.1
2010 - 2014	1,110.1

        The employer contribution in 2005 is anticipated to be £31 million.

Goodwill and Other Intangibles

        Prudential initially applied Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" (FAS 142) on January 1, 2002. Upon adoption, the Group performed a review of its goodwill and a transitional impairment test. Goodwill for each reporting unit was not considered to be impaired. Since the adoption of FAS 142, the Group has performed its annual impairment testing, in conjunction with its planning process. To date there have been no impairment losses related to goodwill and other acquired intangible assets.

        The following table provides an analysis of goodwill under US GAAP. Goodwill is classified within "Intangible assets" on the consolidated balance sheets.

	UK Operations	US Operations	Asian Operations	UK Banking Operations	Total
	(In £ Millions)
Goodwill, as of December 31, 2001	1,929	110	333	—	2,372
Acquisitions during the year	11	—	8	7	26
Disposal of subsidiary undertaking	(141)	—	—	—	(141)

Goodwill, as of December 31, 2002	1,799	110	341	7	2,257
Acquisitions during the year	122	—	—	—	122
Disposal of subsidiary undertaking	—	—	—	—	—

Goodwill, as of December 31, 2003	1,921	110	341	7	2,379
Acquisitions during the year	507	—	—	—	507
Disposal of subsidiary undertaking	(78)	(42)	—	(7)	(127)

Goodwill, as of December 31, 2004	2,350	68	341	—	2,759

        Acquisitions and disposals, other than those reported in Note 16, relate to life fund venture capital holdings in which the Group is deemed to have a controlling interest.

        There were five such acquisitions during 2004; Pharmacia Diagnostics, a Swedish healthcare company, Sterigenics International, Inc, a US based healthcare company, Muller & Weygandt GmbH, a German healthcare company, TMF Group, a Dutch business administration company and Edotech, a UK business services company. Total goodwill generated was £507 million. The effect of these transactions, which have been accounted for as acquisitions, was:

(In £ Millions)
Current assets	212
Non current assets	255
Goodwill	507

Total assets	974

Current liabilities	123
Long-term debt	715

Total liabilities	838

Net assets acquired	136

Fair value of consideration	136

        The acquisitions in 2003 and 2002 were not material individually or in aggregate.

        The Group's other intangible assets represent the present value of in-force business and continue to be subject to amortization.

	2004	2003	2002
	(In £ Millions)
Present value of in-force business:
Gross carrying amount	555	555	555
Accumulated amortization	(298)	(262)	(222)
Exchange adjustment	(21)	(15)	(8)

Net carrying amount	236	278	325

        The change in the net carrying amount of other intangible assets relates to amortization charges of £36 million and £40 million and adverse exchange movements of £6 million and £7 million in 2004 and 2003, respectively.

        The estimated aggregate other intangible assets amortization expense for the succeeding five years is as follows:

(In £ Millions)
2005	33
2006	32
2007	19
2008	19
2009	19

Pension Mis-selling Provision

        The components of the pension mis-selling provision at December 31, 2004 (set out at Note 30 to the consolidated financial statements) relating to future benefit payments were discounted at 5.85% in accordance with guidelines issued by the UK Government Actuaries Department. The undiscounted amounts, including expected internal and external legal and administrative costs of adjudicating, processing and settling these claims, at December 31, 2004 expected to be paid in each of the years ending December 31 are as follows:

(In £ Millions)
2005	194
2006	37
2007	32
2008	20
2009	17
Thereafter	502

Total undiscounted amount	802
Aggregate discount	(315)

Pension mis-selling provision	487

Stock-based Compensation

        Compensation expense for stock option plans is recorded if the market price of the underlying shares on the measurement date exceeds the option exercise price. In 2004, there was a compensation expense of £4 million recorded under US GAAP for stock option plans compared to compensation expense of £1 million and benefit of £4 million for 2003 and 2002 respectively.

        If the Group had determined compensation expense based on the fair value of the options at the grant date for its share options and awards granted after December 15, 1994 under Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (FAS 123), the Group's pro forma earnings would have been as follows:

	2004		2003		2002
	(In £ Millions except per share amounts)
Net income (loss):
As reported	91		665		(357)
Add: Total stock-based employee compensation cost, net of related tax effects, included in reported net income	4		1		(4)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards granted since December 15, 1994, net of related tax effects	(7)		(2)		1

Pro forma	88		664		(360)

Basic earnings (loss) per share:
As reported*	4.3	p	32.0	p	(17.3	)p
Pro forma*	4.1	p	32.0	p	(17.4	)p
Diluted earnings (loss) per share:
As reported*	4.3	p	32.0	p	(17.2	)p
Pro forma*	4.1	p	32.0	p	(17.4	)p

*
The 2003 and 2002 earnings per share figures have been restated to take account of the rights offering in 2004.

        In accordance with FAS 123, the pro forma amounts include only the effects of share options and awards granted since December 15, 1994 and are not necessarily indicative of future pro forma net income.

        The weighted average exercise prices and fair values of options granted during 2004, 2003 and 2002 were as follows:

	2004		2003		2002
	Weighted Average Fair Value £	Weighted Average Exercise Price £	Weighted Average Fair Value £	Weighted Average Exercise Price £	Weighted Average Fair Value £	Weighted Average Exercise Price £
Stock options granted with exercise prices:
Greater than or equal to grant-date market value	—	—	—	—	—	—
Less than grant-date market value	2.81	1.37	1.31	2.49	1.71	3.62

        The fair value amounts above were determined using the Black-Scholes option-pricing method using the following assumptions:

	2004	2003	2002
Dividend yield	3.82%	3.26%	2.84%
Expected volatility	44.64%	40.00%	40.00%
Risk free interest rate	4.70%	3.89%	4.47%
Expected life	3.31 years	3.82 years	3.84 years

Securitized Financial Assets

        In 2002, Egg started securitization transactions transferring £1.25 billion of its UK credit card receivables to a trust vehicle created for the purpose of asset-backed securitization. The noteholders in this securitization have a proportionate interest in each balance in the portfolio of securitized receivables. Under US GAAP, the securitization of these assets has been accounted for as a secured borrowing by Egg and the outstanding beneficial interests are included within Debt. The securitized credit card receivables are included within other loans in the condensed consolidated balance sheet. Additional credit card receivables were transferred in 2004 and 2003 bringing the outstanding balance of assets to £2.59 billion and £2.26 billion respectively. During the periods ended December 31, 2004, 2003 and 2002, beneficial interests of £750 million, £1.25 billion and £500 million were sold respectively. Credit losses relating to this portfolio represented 3.27%, 2.76% and 2.28% at December 31, 2004, 2003 and 2002 respectively.

        Jackson National Life completed a securitization transaction in 2003, in which it transferred £648 million of its asset-backed securities to a trust vehicle (Piedmont CDO Trust) which issued several classes of debt to acquire these securities. The transaction was recorded as a sale and a loss of £0.1 million recorded. JNL retained beneficial interests in the contributed asset-backed securities of approximately 80% by acquiring certain securities issued by Piedmont. JNL's investment in securities issued by Piedmont at December 31, 2004 and 2003 were £478 million and £526 million respectively.

Changes in Accounting Principles

(i)
Adoption of SOP 03-1

        In July 2003, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and for Separate Accounts" (SOP 03-1).

        SOP 03-1 tightens existing criteria that must be met before assets can be classified as separate account assets and carried at fair value on the balance sheet with an equivalent total being recorded for separate account liabilities. Once effective, neither seed money, nor assets failing to meet the specified criteria, can be accounted for as separate account assets. Instead, on a prospective basis, these assets must be accounted for as part of the general account. In addition, SOP 03-1 requires companies to recognize a liability for guaranteed minimum death benefits and guaranteed minimum income benefits and to capitalize and amortize sales inducements that meet specific criteria.

        Effective January 1 2004, the Group adopted the provisions of SOP 03-1. Upon adoption, a transitional charge of £517 million (net of taxes of £114 million) was recorded as a cumulative effect of a change in accounting principle. The effect of adoption of SOP 03-1 comprised the following impacts:

Cumulative Effect of Adoption

Net (loss) income
(In £ millions)
Reduction of real estate carrying value from fair value to depreciated historic cost upon reclassification from separate account to general account:
SAIF non-qualifying separate accounts	(403)
Other non-qualifying separate accounts	(118)
Other	4

Total cumulative effect of adoption	(517)

Separate Account Presentation

  i)
  Reclassifying SAIF non-qualifying separate accounts to general account

        Prior to January 1, 2004, the assets and liabilities of the Scottish Amicable Insurance Fund (SAIF), a fund acquired in 1997 that is closed to new business, were included in separate accounts in order to reflect the ring fenced nature of the fund. Both UK and US GAAP recorded a nil post-tax result. For UK GAAP, a nil pre-tax result was also recorded, reflecting the sole interest of the policyholders in the performance of the fund. As SAIF was accounted for as separate accounts under US GAAP, however, it was necessary for a pre-tax shareholder result to be recorded. The amount of this result was equal and opposite to the amount of tax charge borne by SAIF.

        Following the adoption of SOP 03-1, SAIF was deemed to fail the legal insulation criteria introduced by the SOP. As a result all of SAIF's assets have been reclassified to the general account. As of January 1, 2004, approximately £13.3 billion of assets and liabilities were reclassified from the separate account to several invested asset captions and the policyholder benefit liabilities caption, respectively. The £13.3 billion of separate account assets were reclassified as follows: £6 billion to fixed maturities; £5 billion to equity securities; £1.5 billion to real estate; and £0.8 billion to various other asset captions. Except for real estate, these assets will continue to be recorded at fair value with changes in fair value recognized in net income. Real estate has been reclassified to the general account at depreciated historic cost, resulting in a charge to net income of £403 million (net of taxes of £66 million). The liabilities of SAIF have been reclassified from separate account liabilities to policyholder benefit liabilities.

        While the presentation of the UK GAAP result for SAIF remains unchanged, under US GAAP this result will now reflect the change in valuation basis for real estate. The impact of this valuation change (and future depreciation charges) will be borne by shareholders, because policyholder benefit liabilities and undistributed policyholder allocations will continue to reflect the SAIF policyholders' 100% interest in the net appreciated fair value of real estate. Future realized gains (or losses) relating to the difference between fair value and depreciated cost on the sale of SAIF real estate will be credited (or charged) to shareholders when the sale occurs. As part of the equitable distribution of the SAIF sub-fund to qualifying policyholders, all investments, including real estate, must be realized over the lifetime of the remaining in force SAIF policies.

  ii)
  Reclassifying other non-qualifying separate accounts to general account

        As of January 1, 2004, approximately £13.2 billion of assets and liabilities were reclassified from separate account assets and liabilities to the general account. This represents certain unit linked insurance products of the UK and Asian operations as these arrangements are not legally insulated from the general account liabilities of the Group and therefore do not meet the conditions for separate account reporting under the SOP. These assets and liabilities were reclassified to several invested asset captions and the policyholder benefit liabilities caption, respectively. The £13.2 billion of separate account assets were reclassified as follows: £4 billion to fixed maturities; £8 billion to equity securities; £0.6 billion to real estate; and £0.6 billion to various other asset captions. Except for real estate, all separate account assets were reclassified to the general account and will continue to be recorded at fair value, with changes in fair value being taken to net income.

        Real estate previously held in separate account assets at fair value has been reclassified to the general account at depreciated historic cost, resulting in a charge to net income of £118 million (net of taxes of £51 million).

        With the exception of the change in accounting for real estate and the related deferred tax, after tax net income will not be altered for these separate account asset reclassifications. The impact of the real estate valuation change (and future depreciation charges) will be borne by shareholders, because policyholder benefit liabilities will continue to reflect the policyholders' 100% interest in the net appreciated fair value of real estate. Future realized gains (or losses) relating to the difference between fair value and depreciated cost on the sale of these real estate assets will be credited (or charged) to shareholders.

  iii)
  General nature and basis of presentation of the remaining contracts reported in separate accounts

        Following the adoption of SOP 03-1 the only contracts reported as separate account assets and liabilities are variable annuity contracts written predominantly, by the Group's US Operation, Jackson National Life. If a policyholder chooses a variable annuity, the rate of return will depend upon the performance of the underlying fund portfolio. The policyholder bears the investment risk except for fixed account options, where Jackson National Life guarantees a minimum fixed rate of return.

        Variable annuity contracts written by Jackson National Life may provide for guaranteed minimum death benefits ("GMDB"), guaranteed minimum income benefits ("GMIB") and guaranteed minimum withdrawal benefits ("GMWB"). The GMDB stipulates that the contract holder's beneficiary will receive a return of premium plus some minimum return (e.g., 2% per year), irrespective of the actual value of the investments under the contract at the time of death. The GMIB provides for a minimum floor level of benefits upon annuitization, regardless of the actual value of the investments under the contract at the time of annuitization. A waiting period (e.g., 7 to 10 years) is typically required before annuitization can be elected. The GMWB provides a guaranteed return of principal invested by allowing for periodic withdrawals of no more than a specified percentage (e.g., 7%) of the initial premium each year, regardless of the value of the investments under the contract. Reserves held for these minimum guarantees are general account liabilities of Jackson National Life. These reserves were computed prior to the adoption of SOP 03-1 in a manner consistent with the requirements of the SOP and therefore adoption of the SOP did not have any effect related to the liability for these guaranteed benefits. As at December 31, 2004, the amounts of separate account liability benefits subject to various guaranteed benefits were as follows: £4,325 million relating to GMDBs; £752 million relating to GMIBs; and, £997 million relating to GMWBs.

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

        Variable annuity products are backed by specific assets that are held in a separate account. The assets in this separate account are "segregated" pursuant to state insurance law and do not form part of the assets in the US general account, which backs the remainder of the insurance business in the United States. Amounts held in the separate account are not chargeable with liabilities arising out of any other business Jackson National Life may conduct. All of the income, gains or losses from these assets less specified management charges are credited to or against the policies and not any other policies that Jackson National Life may issue. The assets supporting these separate accounts are carried at fair value and reported as summary total separate account assets with an equivalent summary total reported for liabilities.

        The following table details the aggregate fair value of assets supporting separate accounts as at December 31, 2004:

	UK GAAP Linked assets	SOP 03-1 Adjustments	US GAAP Separate account assets
	(In £ Millions)
Fixed maturities	6,482	(6,456)	26
Equity securities	15,135	(9,641)	5,494
Real estate	980	(980)	—
Mortgage loans	9	(9)	—
Other investments	1,029	(1,018)	11

Total investments	23,635	(18,104)	5,531
Other assets	195	(195)	—

Total Assets	23,830	(18,299)	5,531

Other changes as a result of SOP 03-1

  i)
  Annuitization liability on two-tier annuities

        Jackson National Life has a closed block of two-tier annuities, for which one fund value (lower tier) is available upon maturity or surrender of the policy, and another fund value (higher tier) is available upon annuitization. Before implementation of SOP 03-1 the liability held on account of such policies was the higher tier fund. SOP 03-1 specifies that the liability for such contracts shall be based on the amount available in cash at maturity (lower tier), plus a liability related to future excess amounts paid to policyholders expected to annuitize. Since these costs in excess of the lower tier will be incurred in future years, and since not all contract holders are expected to annuitize, the annuitization liability established under the SOP is less than the difference between the lower and higher tier funds. This results in a reduction of reserves of £4 million (net of related taxes of £3 million) upon implementation of the SOP.

  ii)
  Death benefits and other insurance benefit features

        In the US the Group sells variable annuity contracts that offer guaranteed death, income and withdrawal benefits (known respectively as GMDB, GMIB, and GMWB). Policyholders must elect the form of guarantee they want, for which they are charged accordingly. The liability and, if the benefit is reinsured, any associated reinsurance asset are derived by assessing the cost in a variety of scenarios that test and explore future experience including investment return, surrender patterns and mortality experience. The assumptions used are consistent with those used in determining estimated gross profits for purposes of amortizing deferred acquisition costs. The liabilities recorded in the Group's accounts for the aforementioned benefits as at December 31, 2004 are; £22 million relating to GMDBs; £3 million relating to GMWBs and an immaterial amount towards GMIBs. During the year ended 2004, total guarantee benefits incurred and paid in relation to GMDBs are £10 million and £14 million respectively. The amounts incurred and paid in relation to GMIBs and GMWBs were not material. The net amount at risk relating to contracts with GMDBs as at December 31, 2004 was £759 million.

        The vast majority of the Group's universal life contracts offer guaranteed death benefits that are charged for on the basis of attained age, thereby reflecting the expected death cost in the policy year and hence do not give rise to a pattern of profits in early years followed by losses in later years. On a small minority of its universal life products, the Group guarantees that a policy will not lapse even if the account value is reduced to zero, provided that the policyholder has paid all due premiums. Thus the cumulative impact on the Group's net income upon recording an associated liability for these two features is nil.

        The Group also offers Guaranteed Annuity Terms on some of its with-profits FAS 60 and FAS 97 business in the UK (no longer available to new policyholders). The vast majority of these liabilities arise in the closed SAIF sub-fund of the with-profits fund in which shareholders have no interest and therefore there is no impact to net income from these guarantees. For SAIF and the main PAC with-profits fund, the liability is determined by using stochastic techniques, which involve the projection of a large number of economic scenarios to determine the average liability cost. The liability recorded within SAIF at December 31, 2004 was £490 million with a further £49 million recorded in the PAC with-profits fund.

        During the year ended 2004, the total additional insurance benefits paid by virtue of the guaranteed annuity terms on certain SAIF products was £39 million. The amount paid in respect of PAC policies was approximately £2 million. The weighted average age in respect of contract holders with guaranteed annuity terms in SAIF was 55 years and in the PAC with-profits fund was 51 years as at December 31, 2004.

  iii)
  Sales inducements

        The Group periodically offers enhanced or bonus crediting rates to policyholders on certain products. Prior to the adoption of SOP 03-1, in the UK's Insurance Operations, the expense associated with offering these sales inducements was deferred and amortized over the contingent deferred sales charge period. Effective January 1, 2004, upon adoption of SOP 03-1, expenses associated with offering a sales inducement that meet certain criteria are deferred and amortized over the life of the related contract consistent with methodology used to amortize deferred acquisition costs. Effective January 1, 2004, amortization expenses associated with expenses previously deferred are recorded over the remaining life of the contract rather than over the contingent deferred sales charge period. The impact of this change was not material to the Group's results.

(ii)
Adoption of FIN 46-R

        In January 2003, the FASB issued FASB Interpretation No. 46, (FIN 46), "Consolidation of Variable Interest Entities", which clarified the application of Accounting Research Bulletin No. 51 (ARB 51), "Consolidated Financial Statements". FIN 46 was subsequently reissued as FIN 46-R in December 2003, with FIN 46-R providing additional interpretation as to existing standards on consolidation. FIN 46-R clarifies the application of standards of consolidation to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties (variable interest entity or "VIE"). VIEs are required to be consolidated by their primary beneficiary if they do not effectively disperse risks among all parties involved. The primary beneficiary of a VIE is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. As required under the original standard, on February 1, 2003, the Group adopted the standard for VIEs created after January 31, 2003. In 2004, the Group adopted FIN 46-R for all VIEs.

        The implementation of FIN 46-R has resulted in the Group consolidating a number of VIEs in 2004. These VIEs are all either collateralized debt obligations (CDOs) or authorized investment funds managed by the Group's fund management operations.

        The three CDOs that have been consolidated by the Group were all established and incorporated in the Netherlands and organized to take advantage of bond market arbitrage opportunities. The Group serves as an investment advisor to these CDOs which contain aggregate assets of £915 million at December 31, 2004. These assets are primarily invested in a variety of debt securities acquired from third parties. The CDOs, in turn, issued tranched collateralized debt securities to third parties as well as to the following Group subsidiaries: the PAC life fund and Egg. The total liabilities within the CDOs (before elimination of Group subsidiaries' balances of £114 million) at December 31, 2004 were £932 million, of which £892 million relates to debt tranches carried at unpaid principal balance, £27 million relates to fair value adjustment of derivative and £13 million relates to interest payable balances. The Group also assessed management fees on these three CDOs of £2.8 million during the year ended December 31, 2004. The collateralized debt obligations reside in bankruptcy remote special purpose entities, or SPEs, to which the Group provides neither recourse nor guarantees. The Group's financial exposure to these CDOs stems from the direct investments by the PAC life fund and Egg in certain debt and subordinated interests issued by these CDOs, which together amounted to a fair value of £96 million at December 31, 2004.

        Prior to December 31, 2003, the Group had accounted for its interests in the CDOs at fair value with both realized and unrealized changes in fair value taken to the profit and loss account. As of January 1, 2004, the Group consolidated the CDOs under the transitional guidance of FIN 46-R and the ongoing guidance in ARB 51. FIN 46-R encourages but does not require restatement of previously issued financial statements. The Group has elected to not restate its prior year financial statements.

        The carrying amounts and classification of consolidated assets that are collateral for the three CDOs consolidated by the Group are cash of £49 million and fixed maturities of £866 million in the 2004 condensed consolidated US GAAP balance sheet. The impact of consolidating these three CDOs was a post-tax charge to US GAAP shareholders' net income of £1 million on transition to FIN 46-R. This non-cash charge to earnings primarily relates to realized and unrealized investment and derivative cash flow gains (losses) within the CDOs, the external holdings of which will ultimately be borne by third-party investors in the non-recourse collateralized obligations. Accordingly, these losses and any future gains or losses under this method of consolidation attributable to third party investors will ultimately reverse upon deconsolidation, maturity or other liquidation of the non-recourse collateralized obligations. To the extent the investments are held by the PAC life fund, 90% of the loss is absorbed by the undistributed policyholder allocations account.

        US GAAP requires consolidation of all of the assets and liabilities of these CDOs, which results in the recognition of realized and unrealized losses even though the Group has no legal obligation to fund such losses in the settlement of the collateralized obligations. The FASB continues to evaluate the various technical implementation issues related to consolidation accounting. The Group will continue to assess the impact of any new implementation guidance issued by the FASB as well as evolving interpretations among accounting professionals. Additional guidance and interpretations may affect the Group's application of consolidation accounting in future periods.

        In addition to the CDOs, the Group has consolidated a number of authorized investment funds where it is the primary beneficiary of those funds. The funds are managed by the Group's investment management operations. Prior to December 31, 2003, the Group had accounted for its interests in the authorized investment funds at fair value in the equity securities caption of the balance sheet. The Group's financial exposure to these authorized investment funds arises from the direct investment by the Group's insurance funds, which was £3.9 billion as at December 31, 2004. The carrying amounts and classification of consolidated assets relating to these authorized investment funds were equity securities of £3.8 billion and fixed maturities of £0.2 billion, and other assets of £0.1 billion in the consolidated US GAAP balance sheet. There was no impact on net income or shareholders' equity as a result of consolidating these funds, although total assets and total liabilities both increased by £0.2 billion after reflecting consolidated minority interests in these funds. The Group provides no recourse or guarantees to these minority interests. In addition, £0.3 billion was reclassified from equity securities to fixed maturities.

New Accounting Pronouncements

SFAS No. 123R

        In December 2004, the FASB issued "SFAS No. 123R", "Share-Based Payment" which replaces SFAS No. 123 and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS No. 123R requires all companies to recognize compensation costs for share-based payments to employees, based on the grant-date fair value of the award for financial statements for reporting periods beginning after June 15, 2005. This Statement applies to all awards granted after the effective date (June 15, 2005), and to awards modified, repurchased or cancelled after that date. The Group is required to apply this statement using a modified version of prospective adoption option.

        As at year ended December 31, 2004 the Group had recorded stock based compensation expense using APB 25 and provided prominent disclosures in both annual and interim statements about this method and its effect on reported results of accounting for stock based employee compensation. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition.

Adoption of EITF 02-14

        In July 2004, the EITF reached a final consensus on Issue 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock If the Investor Has the Ability to Exercise Significant Influence Over the Operating and Financial Policies of the Investee" (EITF 02-14). The EITF concluded that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The EITF defined in-substance common stock as an investment that has risk and reward characteristics that are substantially similar to common stock.

        EITF 02-14 is effective for reporting periods beginning after September 15, 2004. For investments that are in-substance common stock but that were not accounted for under the equity method prior to the consensus, the effect of adoption should be reported as a change in accounting principle. For investments that are not common stock or in-substance common stock but that were accounted for under the equity method of accounting prior to the consensus, the equity method of accounting should be discontinued prospectively from the date of adoption and the investor should evaluate whether the investment should be prospectively accounted for under SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" or the cost method under APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock". The Group is currently assessing the impact of EITF 02-14 on its results of operations, financial condition and liquidity.

Adoption of EITF 03-16

        In March 2004, the EITF reached a final consensus on Issue 03-16, "Accounting for Investments in Limited Liability Companies" (Issue 03-16). Issue 03-16 will require investors in limited liability corporations that have specific ownership accounts to follow the equity method for investments that are more than minor (e.g. greater than 3% ownership interest) as prescribed in SOP 78-9, "Accounting for Investments in Real Estate Ventures", and EITF Topic No. D-46, "Accounting for Limited Partnership Investments".

        Investors that do not have specific ownership accounts or minor ownership interests should follow the significant influence model prescribed in APB Opinion No. 18 for corporate investments. Issue 03-16 excludes securities that are required to be accounted for as debt securities based on the guidance in paragraph 14 of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", and EITF 99-20. EITF 03-16 is effective for quarters beginning after

June 15, 2004 and should be applied as a change in accounting principle. The adoption of Issue 03-16 will not have a material impact on the Group's results of operations, financial condition or liquidity.

Adoption of EITF 03-1

        In March 2004, the EITF reached a final consensus on Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" (EITF 03-1). The EITF consensus would have been effective for interim and annual reporting periods after June 15, 2004. In September 2004, the FASB staff issued FSP 03-1-1, "Effective Date of Paragraphs 10 - 20 of EITF 03-1, The Meaning of Other Than Temporary Impairment", which delayed the effective date for the recognition and management guidance included in EITF 03-1. The EITF 03-1 disclosure requirements were not delayed and are included on page F-113.

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

Adoption of FAS 144

        Effective January 1, 2002, the Group adopted Statement of Financial Accounting Standard No. 144, "Accounting for the impairment or Disposal of Long-Lived Assets" (FAS 144). FAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale. A long-lived asset classified as held for sale is to be measured at the lower of its carrying amount or fair value less cost to sell and to cease being depreciated. Therefore, discontinued operations are no longer to be measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. For long-lived assets to be held and used, impairment is recognized only if the carrying amount of a long-lived asset is not recoverable from its undiscounted future cash flows and is measured as the difference between the carrying amount and fair value of the asset. Long-lived assets to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off are considered held and used until disposed of. There has been no impact as of December 31, 2004 on the Group's results of operations, financial condition or liquidity, other than the Financial Statement presentation of gain on disposals of operations, and the impairment of owner-occupied property.

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

Adoption of FAS 146

        In June 2002, the FASB issued Statement of Financial Accounting Standard No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (FAS 146). Effective January 1, 2003, the Group adopted FAS 146, which requires that a liability for costs associated with exit or disposal activities be recognized when the liability is incurred. Prior generally accepted accounting principles provided for the recognition of such costs at the date of management's commitment to an exit plan. In addition, FAS 146 requires that the liability be measured at fair value and be adjusted for changes in estimated cash flows. The provisions of the new standard are effective for exit or disposal activities initiated after December 31, 2002. For the year ended December 31, 2004, the adoption of FAS 146 has had an impact on the restructuring costs provided for Egg France which was sold.

Adoption of FAS 147

        Effective October 1, 2002 the Group adopted FASB Statement of Financial Accounting Standard No. 147, "Acquisitions of Certain Financial Institutions" (FAS 147). FAS 147 removes acquisitions of financial institutions, except transactions between two or more mutual enterprises, from the scope of both FASB Statement No. 72, "Accounting for Certain Acquisitions of Banking and Thrift Institutions" and FASB Interpretation No. 9, "Applying APB Opinion Nos. 16 and 17 When a Savings and Loan Association or a Similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method" and requires that those transactions be accounted for in accordance with FASB Statement No. 141, "Business Combinations" and FASB Statement No. 142, "Goodwill and Other Intangible Assets". FAS 147 amends FAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" to include within its scope long-term customer-relationship intangibles of financial institutions. FAS 147 is effective for acquisitions occurring on or after October 1, 2002, and for all other provisions on October 1, 2002 with earlier application permitted. There has been no impact as of December 31, 2004 on the Group's results of operations, financial condition or liquidity.

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

For the year ended December 31, 2004, Prudential continued using the intrinsic value method which is its existing accounting policy for stock-based compensation.

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

Adoption of DIG B36

        In April 2003, the FASB issued guidance in Statement No. 133 Implementation Issue No. B36, "Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments" (DIG B36). DIG B36 addresses the instances in which bifurcation of an instrument into a debt host contract and an embedded credit derivative is required. In particular DIG B36 clarifies where modified coinsurance arrangements in which funds are withheld by the ceding insurer contain an embedded derivative feature which contains economic characteristics that are not clearly and closely related to the host contract. Bifurcation is also required for embedded features of a debt instrument and all other arrangements which incorporate credit risk exposures that are unrelated or only partially related to the creditworthiness of the issuer of that instrument. The implementation of DIG B36 did not have a material impact on the Group's results of operations, financial condition or liquidity.

Adoption of FAS 132-R

        On December 23, 2003, the FASB issued Statement of Financial Accounting Standard No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Post Retirement Benefits, an amendment of FASB Statements Nos. 87, 88 and 106, and a revision of FASB Statement No. 132" (FAS 132-R). FAS 132-R requires additional detailed disclosures regarding pension plan assets, benefit obligations, cash flows, benefit costs and related information. FAS 132-R does not change plan measurement or recognition criteria. With the exception of certain disclosures including disclosures related to foreign plans, the new disclosures are effective for fiscal periods ending after December 15, 2003. Companies with foreign plans may defer certain disclosures until fiscal years ending after June 15, 2004. The disclosure requirements are included in Note 37 on pages F-118 to F-122.

SFAS No. 154

        In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154, "Accounting Changes and Error Corrections—a replacement of APB No. 20 and FAS No. 3" (FAS 154). FAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. FAS 154 also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Group is currently assessing the impact of FAS 154 on its results of operations, financial condition and liquidity.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENT SCHEDULE

         To the Board of Directors and Members of Prudential plc

        Under date of June 24, 2005, we reported on the consolidated balance sheets of Prudential plc and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated profit and loss accounts, consolidated statement of total recognized gains and losses, reconciliation of movements in consolidated shareholders' capital and reserves, and consolidated statements of cash flows from general business and shareholders' funds for each of the years in the three-year period ended December 31, 2004, which are included herein. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related condensed financial statement schedule included herein and appearing on pages S-3 to S-8. This condensed financial statement schedule is the responsibility of the Group's management. Our responsibility is to express an opinion on this schedule based on our audits.

        In our opinion, such condensed financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

        Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 36 and 37 to the consolidated financial statements and Note 3 to the condensed financial statement schedule.

June 24, 2005	By:	/s/ KPMG AUDIT PLC KPMG Audit Plc London, England

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

PROFIT AND LOSS ACCOUNTS

Years ended December 31

	2004	2003	2002
	(In £ Millions)
Investment income	519	518	600
Investment expenses and charges	(352)	(270)	(256)
Other charges:
Corporate expenditure	(77)	(75)	(70)
Provision against loans	(33)	(75)	(19)
Foreign currency exchange gains	33	58	5

Operating profit and profit on ordinary activities before tax	90	156	260
Tax on profit on ordinary activities	34	30	67

Profit for the financial year	124	186	327

Dividends:
Interim at 5.19p, 5.09p and 8.56p per share, respectively*	(109)	(106)	(178)
Final at 10.65p, 10.29p and 16.44p per share, respectively*	(252)	(214)	(341)

Total dividends at 15.84p, 15.38p and 25.00p per share, respectively*	(361)	(320)	(519)

Retained loss for the financial year	(237)	(134)	(192)

*
Dividend amounts per share have been restated to take account of the rights offering in 2004.

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

BALANCE SHEETS

December 31

	2004	2003
	(In £ Millions)
Fixed assets
Investments:
Shares in subsidiary undertakings	5,629	4,000
Loans to subsidiary undertakings	2,129	2,526

	7,758	6,526

Current assets
Debtors:
Amounts owed by subsidiary undertakings	1,085	1,072
Other debtors	38	32
Cash at bank and in hand	325	156

	1,448	1,260

Less liabilities: amounts falling due within one year
Debenture loans	(130)	—
Commercial paper	(1,228)	(1,041)
Other borrowings	(3)	—
Amounts owed to subsidiary undertakings	(621)	(17)
Tax payable	(170)	(184)
Final dividend payable	(252)	(214)
Sundry creditors	(36)	(29)
Accruals and deferred income	(44)	(44)

	(2,484)	(1,529)

Net current liabilities	(1,036)	(269)

Total assets less current liabilities	6,722	6,257
Less liabilities: amounts falling due after more than one year
Subordinated liabilities	(1,429)	(1,336)
Debenture loans	(800)	(940)
Other borrowings	(9)	—
Amounts owed to subsidiary undertakings	(1,959)	(2,359)

Total net assets	2,525	1,622

Capital and reserves
Share capital	119	100
Share premium	1,558	553
Profit and loss account	848	969

Shareholders' funds	2,525	1,622

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' CAPITAL AND RESERVES

	Number of Ordinary Shares	Ordinary Share Capital	Share Premium	Retained Profit and Loss Reserve	Total
	(In Millions)	(In £ Millions)
January 1, 2002	1,994	100	533	1,245	1,878
Profit for the financial year	—	—	—	327	327
Dividends	—	—	—	(519)	(519)
New share capital subscribed	8	—	40	—	40
Transfer for shares issued in lieu of cash dividends	—	—	(23)	23	—

January 1, 2003	2,002	100	550	1,076	1,726
Profit for the financial year	—	—	—	186	186
Dividends	—	—	—	(320)	(320)
New share capital subscribed	7	—	30	—	30
Transfer for shares issued in lieu of cash dividends	—	—	(27)	27	—

January 1, 2004	2,009	100	553	969	1,622
Profit for the financial year	—	—	—	124	124
Dividends	—	—	—	(361)	(361)
Proceeds from rights offering, net of expenses	339	17	1,004	—	1,021
Other new share capital subscribed	27	2	117	—	119
Transfer for shares issued in lieu of cash dividends	—	—	(116)	116	—

December 31, 2004	2,375	119	1,558	848	2,525

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

STATEMENT OF CASH FLOWS

Years ended December 31

	2004	2003	2002
	(In £ Millions)
Operations
Net cash inflow from operating activities before interest and tax	441	457	516
Interest paid	(357)	(261)	(158)
Taxes recovered	20	88	200
Acquisitions and disposals
Investment in shares in subsidiary undertakings	(1,010)	—	(321)
Equity dividends paid	(323)	(447)	(509)

Net cash outflow before financing	(1,229)	(163)	(272)

Financing
Issues of ordinary share capital	1,140	30	40
Issue of borrowings	132	636	—
Issue (repayment) issue of commercial paper to support a short-term fixed income securities reinvestment program	23	(200)	(89)
Movement in net amount owed to subsidiary undertakings	(67)	237	(2)

Net cash inflow (outflow) from financing	1,228	703	(51)

Net cash (outflow) inflow for the year	(1)	540	(323)

Reconciliation of operating profit to net cash inflow from operations
Operating profit	90	156	260
Add back: interest charged	352	270	256
Exchange movements	(33)	(50)	(5)
Provision against loans	33	75	19
Increase in debtors	(17)	(4)	(3)
Increase (decrease) in creditors	16	10	(11)

Net cash inflow from operating activities	441	457	516

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

NOTES TO THE CONDENSED FINANCIAL STATEMENT SCHEDULE

December 31, 2004

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

2 Dividends from Subsidiary Undertakings

	2004	2003	2002
	(In £ Millions)
The Prudential Assurance Company Limited	309	373	380
Prudential Corporation Holdings Limited	—	—	160
M&G Group plc	95	108	—

Total dividends	404	481	540

3 Reconciliation from UK GAAP to US GAAP

	2004	2003	2002
	(In £ Millions)
Net Income
Profit for the financial year in accordance with UK GAAP	124	186	327
Share in profit of the Group	304	22	141
US GAAP adjustments	(337)	457	(825)

Net income in accordance with US GAAP	91	665	(357)

Net Equity
Shareholders' funds in accordance with UK GAAP	2,525	1,622
Shareholder dividend liability	252	214
Share in net equity of the Group*	1,756	1,618
US GAAP adjustments (less dividends)*	1,394	1,674

Shareholders' equity in accordance with US GAAP	5,927	5,128

*
The 2003 figures for these lines have been restated (see Note 4 to the consolidated financial statements).

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

4 Guarantees Provided by the Parent Company

        The parent company provides a guarantee for the £150 million principal amount, 9.375% guaranteed bonds due 2007, as disclosed in Note 28 to the consolidated financial statements. These borrowings have been issued by one of its finance subsidiaries.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PRUDENTIAL PLC
June 24, 2005	By:	/s/ MARK TUCKER
	Name:	Mark Tucker
	Title:	Group Chief Executive

Item 19.    Exhibits

        Documents filed as exhibits to this Form 20-F:

Exhibit Number	Description
1.	Memorandum and Articles of Association of Prudential.
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
4.1	Restricted Share Plan.
4.2	Executive Directors' Service Contracts: Mark Tucker Philip Broadley** Clark Manning** Michael McLintock** Mark Norbom*** Mark Wood**
4.3	Other benefits between the Prudential Group and Executive Directors: Mark Tucker Philip Broadley Clark Manning Michael McLintock Mark Norbom Mark Wood
4.4	Chairman's Letter of Appointment
4.5	Other benefits between Prudential and the Chairman
4.6	Non-executive Directors' Letters of Appointment Keki Dadiseth Michael Garrett Bridget Macaskill Roberto Mendoza Kathleen O'Donovan James Ross Rob Rowley
4.7	Other benefits between Prudential and the non-executive Directors Keki Dadiseth Michael Garrett Bridget Macaskill Roberto Mendoza Kathleen O'Donovan James Ross Rob Rowley

6.	Statement re computation of per share earnings (set forth in Note 5 and Note 37 to the consolidated financial statements included in this Form 20-F).
8.	Subsidiaries of Prudential (set forth in Note 26 to the consolidated financial statements included in this Form 20-F).
12.1	Certification of Prudential plc's Group Chief Executive pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of Prudential plc's Group Finance Director pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Annual certification pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
14.1	Consent of KPMG Audit Plc.
15.1***	Prudential's Code of Business Conduct

*
As previously filed with the Securities and Exchange Commission on June 22, 2000 as an exhibit to Prudential's Form F-6.

**
As previously filed with the Securities and Exchange Commission on June 24, 2003 as an exhibit to Prudential's Form 20-F.

***
As previously filed with the Securities and Exchange Commission on May 18, 2004 as an exhibit to Prudential's Form 20-F.

QuickLinks

  Item 3. Key Information
SELECTED HISTORICAL FINANCIAL INFORMATION OF PRUDENTIAL
  Dividend Data
  Exchange Rate Information
RISK FACTORS
FORWARD-LOOKING STATEMENTS
  Item 4. Information on the Company
BUSINESS OF PRUDENTIAL
Overview
Strategy
Company Address and Agent
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
Introduction
Factors Affecting Results of Operations
International Financial Reporting Standards and Discretionary Changes
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
  Item 16A. Audit Committee Financial Expert
  Item 16B. Code of Ethics
  Item 16C. Principal Accountant Fees and Services
  Item 16E. Purchases of Equity Securities by Prudential plc and Affiliated Purchasers.
  Item 18. Financial Statements
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Prudential plc and Subsidiaries Consolidated Profit and Loss Accounts Years ended December 31
Prudential plc and Subsidiaries Consolidated Profit and Loss Accounts Year ended December 31, 2004
Prudential plc and Subsidiaries Consolidated Profit and Loss Accounts Year ended December 31, 2003
Prudential plc and Subsidiaries Consolidated Profit and Loss Accounts Year ended December 31, 2002
Prudential plc and Subsidiaries Consolidated Balance Sheets December 31
Prudential plc and Subsidiaries Consolidated Balance Sheets December 31
Prudential plc and Subsidiaries Consolidated Statement of Total Recognized Gains and Losses Years ended December 31
Reconciliation of Movements in Consolidated Shareholders' Capital and Reserves
Prudential plc and Subsidiaries Consolidated Statement of Cash Flows from General Business and Shareholders' Funds Years ended December 31
Prudential plc and Subsidiaries Notes to the Consolidated Financial Statements December 31, 2004
INDEX TO THE CONDENSED FINANCIAL INFORMATION OF REGISTRANT
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENT SCHEDULE
SCHEDULE II CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc PROFIT AND LOSS ACCOUNTS Years ended December 31
SCHEDULE II CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc BALANCE SHEETS December 31
SCHEDULE II CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' CAPITAL AND RESERVES
SCHEDULE II CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc STATEMENT OF CASH FLOWS Years ended December 31
SCHEDULE II CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc NOTES TO THE CONDENSED FINANCIAL STATEMENT SCHEDULE December 31, 2004
SIGNATURES
  Item 19. Exhibits