Form 20-F
period 2005-12-31
PRUDENTIAL PLC
filed 2006-06-28
CIK 1116578

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 28, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None

The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2005 was:

2,386,784,266 Ordinary Shares, 5 pence par value each

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes     X           No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes                  No     X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes     X           No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer     X           Accelerated filer                  Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17          Item 18    X

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes         No    X

*
Not for trading, but only in connection with the registration of American Depositary Shares.

i

Item 8.	Financial Information	177
Item 9.	The Offer and Listing	177
	Comparative Market Price Data	177
	Market Data	178
Item 10.	Additional Information	179
	Memorandum and Articles of Association	179
	Material Contracts	185
	Exchange Controls	186
	Taxation	186
	Documents on Display	189
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	189
	Risk Management of Prudential	189
	Overview	189
	Major Risks	190
	Group overview	194
	Currency of Investments	197
	Currency of Core Borrowings	197
	Sensitivity Analysis	197
Item 12.	Not Applicable
Item 13.	Defaults, Dividend Arrearages and Delinquencies	203
Item 14.	Material Modifications to the Rights of Security Holders	203
Item 15.	Controls and Procedures	204
Item 16A.	Audit Committee Financial Expert	204
Item 16B.	Code of Ethics	204
Item 16C.	Principal Accountant Fees and Services	204
Item 16E.	Purchases of Equity Securities by Prudential plc and Affiliated Purchasers	206
Item 17.	Not Applicable
Item 18.	Financial Statements
	Consolidated Financial Statements	F-1
	Condensed Financial Information of Registrant	S-1
Item 19.	Exhibits

ii

Item 3. Key Information

SELECTED HISTORICAL FINANCIAL INFORMATION OF PRUDENTIAL

        The following table sets forth Prudential's selected consolidated financial data for the periods indicated. Certain data is derived from Prudential's audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). Were the Group to apply IFRS as published by the IASB, as opposed to EU adopted IFRS, no additional adjustments would be required. Note J to the Prudential audited consolidated financial statements included elsewhere in this document includes a description of the differences between IFRS and US GAAP that are significant to the financial statements and provides a reconciliation from IFRS consolidated profit and shareholders' equity to US GAAP consolidated net income and shareholders' equity, respectively. Item 5, "Operating and Financial Review and Prospects—US GAAP Analysis" provides a discussion of the significant differences between IFRS and US GAAP. This table is only a summary and should be read in conjunction with Prudential's consolidated financial statements and the related notes included elsewhere in this document, together with Item 5, "Operating and Financial Review and Prospects".

        The Securities and Exchange Commission (SEC) has provided a one-time accommodation relating to financial statements prepared under IFRS for foreign private issuers registered with the SEC. This accommodation applies to companies, such as Prudential, that adopt IFRS prior to or for the first financial year starting on or after January 1, 2007. The accommodation permits eligible foreign private issuers for their first year of reporting under IFRS to file two years rather than three years of statements of income, changes in shareholders' equity and cash flows prepared in accordance with IFRS, with appropriate related disclosure. The Company has prepared the financial information in the current year's Form 20-F in accordance with this accommodation.

        The following table presents the income statement and balance sheet data for and as at the years ended December 31, 2004 to 2005, as presented in accordance with IFRS, and for and as at the years ended December 31, 2001 to 2005, as presented in accordance with US GAAP, and has been derived from Prudential's consolidated financial statements, audited by KPMG Audit Plc:

	Year Ended December 31,
	2005(1)	2005	2004
	(In $ Millions)	(In £ Millions)
Income statement data—IFRS basis
Gross premium earned	26,169	15,225	16,408
Outward reinsurance premiums	(339)	(197)	(256)

Earned premiums, net of reinsurance	25,830	15,028	16,152
Investment income	41,274	24,013	15,750
Other income	3,582	2,084	2,002

Total revenue, net of reinsurance	70,686	41,125	33,904

Benefits and claims and movement in unallocated surplus of with-profits funds	(56,892)	(33,100)	(26,593)
Acquisition costs and other operating expenditure	(9,543)	(5,552)	(5,563)
Finance costs: interest on core structural borrowings of shareholder financed operations	(358)	(208)	(187)
Goodwill impairment charge	(206)	(120)	—

Total charges	(66,999)	(38,980)	(32,343)

Profit before tax(2)	3,687	2,145	1,561
Tax attributable to policyholders' returns	(1,972)	(1,147)	(711)

Profit before tax attributable to shareholders	1,715	998	850
Tax attributable to shareholders' profits	(414)	(241)	(240)

Profit from continuing operations after tax	1,301	757	610
Discontinued operations (net of tax)(3)	5	3	(94)

Profit for the year	1,306	760	516

	Year Ended December 31,
	2005(1)	2005	2004	2003	2002	2001
	(In $ Millions)	(In £ Millions)
Statement of income and comprehensive income data—US GAAP basis
Insurance policy revenues	12,996	7,561	6,786	4,527	5,201	3,954
Investment results	32,870	19,124	13,348	11,672	(1,832)	182
Non-operating income:
Merger break fee, net of related expenses	—	—	—	—	—	338
Other income	3,477	2,023	2,106	677	688	616

Total revenue	49,343	28,708	22,240	16,876	4,057	5,090

Net income (loss) from continuing operations (after minority interests)(4)	2,073	1,206	697	694	(641)	(308)
Income from discontinued operations including profit on disposals (net of applicable tax)(3)	(24)	(14)	(88)	(29)	284	39
Cumulative effect of changes in accounting principles(5)	—	—	(518)	—	—	(139)

Total net income (loss)	2,049	1,192	91	665	(357)	(408)

Total comprehensive income (loss)	2,666	1,593	18	655	(627)	(68)

	As of and for the year ended December 31,
	2005(1)	2005	2004	2003	2002		2001
	(In $ Millions, Except Share Information)	(In £ Millions, Except Share Information)
Balance sheet data—IFRS basis
Total assets	356,440	207,377	180,006
Total policyholder liabilities and unallocated surplus of with-profits funds	292,784	170,342	145,211
Core structural borrowings of shareholder financed operations	5,485	3,191	3,248
Total equity	9,223	5,366	4,626
Based on profit for the year attributable to the equity holders of the Company:
Basic earnings per share	54.3¢	31.6p	24.4p
Diluted earnings per share^	54.3¢	31.6p	24.4p
Dividend per share declared and paid in reporting period(8)	27.41¢	15.95p	15.48p
Equivalent cents per share(9)^		29.61¢	28.36¢
Market price at end of period^	$9.45	550p	453p	454p	422p		765p
Weighted average number of shares (in millions)^		2,365	2,121
Balance sheet data—US GAAP basis
Total assets	345,297	200,894	174,058	160,645	150,379		155,668
Policyholder benefit liabilities(5)	234,176	136,244	122,412	90,307	89,304		84,190
Separate account liabilities(5)	15,351	8,931	5,531	30,487	25,793		29,729
Total shareholders' equity	12,363	7,193	5,927	5,128	4,878		5,964
Based on net income after minority interests:
Basic earnings per share^	86.6¢	50.4p	4.3p	32.0p	(17.3	)p	(19.8	)p
Diluted earnings (loss) per share^	86.5¢	50.3p	4.3p	32.0p	(17.2	)p	(19.8	)p
Other data
New business from continuing operations:
Single premium sales(7)	22,226	12,931	11,427	8,473	11,802		10,610
New regular premium sales(6)(7)	1,466	853	703	710	707		693
Gross investment product contributions(7)	46,041	26,787	25,108	22,113	17,392		11,303
Funds under management	402,199	234,000	197,000

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

(1)
Amounts stated in US dollars have been translated from pounds sterling at the rate of $1.7188 per £1.00 (the noon buying rate in New York City on December 30, 2005).

(2)
Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits.

(3)
Discontinued operations predominantly relate to Jackson Federal Bank ('JFB') and Egg France. See Note F6 of the notes to Prudential's consolidated financial statements.

(4)
The 2004, 2003 and 2002 US GAAP comparatives have been restated by £20 million, £2 million and £1 million, respectively, for the classification in 2005 of discontinued operations for Funds Direct, Egg's investment wrap platform business. The sale was completed in October 2005. Funds Direct incurred losses before tax of £1 million (2004: gains before tax of £20 million) including exit costs in the year.

(5)
Effective January 1, 2004, the Group adopted SOP 03-01 "Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and Separate Accounts". This has resulted in business previously being disclosed as separate accounts business being reclassified to the general account. The cumulative effect of this change in accounting principle is described in Note K of the consolidated financial statements.

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

(8)
Under IFRS, dividends declared after the balance sheet date in respect of the prior reporting period are treated as a non-adjusting event. The appropriation reflected in the statement of changes in equity, therefore, includes the final dividend in respect of the prior year. Parent company dividends relating to the reporting period were an interim dividend of 5.30p per share in 2005 (5.19p in 2004) and a final dividend of 11.02p per share in 2005 (10.65p in 2004).

(9)
The dividends have been translated into US dollars at the noon buying rate on the date each payment was made.

Dividend Data

        Under UK company law, Prudential may pay dividends only if "distributable profits" of the holding company are available for that purpose. "Distributable profits" are accumulated, realized profits not previously distributed or capitalized less accumulated, realized losses not previously written off, on the applicable GAAP basis. Even if distributable profits are available, under UK law Prudential may pay dividends only if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves (such as, for example, the share premium account) and the payment of the dividend does not reduce the amount of its net assets to less than that aggregate. For further information about the holding company refer to Schedule II. The financial information in Schedule II has been prepared under UK GAAP reflecting the legal basis of preparation of the Company's separate financial statements as distinct from the IFRS basis that applies to the Company's consolidated financial statements.

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

        The following table shows certain information regarding the dividends per share that Prudential declared for the periods indicated in pence sterling and converted into US dollars at the noon buying rate in effect on each payment date. Interim dividends for a specific year generally have a record date in August and a payment date in October of that year, and final dividends generally have a record date in the following March and a payment date in the following May. The comparative figures for 2001 to 2003 have been restated to take account of Prudential's rights offering in 2004. The restatement factor used for these periods is 0.9614 based on a theoretical ex-rights price of 405.71 pence divided by the closing share price on the final day Prudential's shares traded cum-rights of 422.00 pence.

Year	Interim Dividend	Interim Dividend	Final Dividend	Final Dividend
	(pence)	(US Dollars)	(pence)	(US Dollars)
2001	8.36	0.1204	16.06	0.2313
2002	8.56	0.1329	16.44	0.2688
2003	5.09	0.0863	10.29	0.1867
2004	5.19	0.0952	10.65	0.1950
2005	5.30	0.0942	11.02	0.2046

        A final dividend of 11.02 pence per share was approved by the shareholders at the Annual General Meeting held on May 18, 2006, bringing the full year dividend to 16.32 pence per share, an increase of three per cent from 2004. The Board intends to maintain Prudential's current dividend policy, with the level of dividend growth being determined after considering the opportunities to invest in those areas of the business offering attractive growth prospects, financial flexibility and the development of the statutory profits over the medium to long term.

Exchange Rate Information

        Prudential publishes its consolidated financial statements in pounds sterling. References in this document to "US dollars", "US$", "$" or "¢" are to US currency, references to "pounds sterling", "£", "pounds", "pence" or "p" are to UK currency (there are 100 pence to each pound) and references to "euro" or "€" are to the Euro. The following table sets forth for each year the average of the noon buying rates on the last business day of each month of that year, as certified for customs purposes by the Federal Reserve Bank of New York, for pounds sterling expressed in US dollars per pound sterling for each of the five most recent fiscal years. Prudential has not used these rates to prepare its consolidated financial statements.

Year ended December 31,	Average rate
2001	1.44
2002	1.51
2003	1.65
2004	1.84
2005	1.82

        The following table sets forth the high and low noon buying rates for pounds sterling expressed in US dollars per pound sterling for each of the previous six months:

	High	Low
December 2005	1.77	1.72
January 2006	1.79	1.74
February 2006	1.78	1.73
March 2006	1.76	1.73
April 2006	1.82	1.74
May 2006	1.89	1.83

        On June 26, 2006, the noon buying rate was £1.00 = $1.82.

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

        In the US, fluctuations in prevailing interest rates can affect results from Jackson National Life ('JNL') which is predominantly a spread-based business with the majority of its assets invested in fixed income securities. In particular, fixed annuities and stable value products in JNL expose the Group to the risk that changes in interest rates which are not fully reflected in the interest rates credited to customers will reduce spread. The spread is the difference between the amounts that JNL is required to pay under the contracts and the rate of return it is able to earn on its general account investments to support the obligations under the contracts. Declines in spread from these products or other spread businesses that JNL conducts could have a material impact on its businesses or results of operations.

        For some non unit-linked investment products, in particular those written in some of the Group's Asian operations, it may not be possible to hold assets which will provide cash flows to exactly match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets such as Taiwan where regulated surrender values are set with reference to the interest rate environment prevailing at time of policy issue. This is due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. This results in a residual asset/liability mismatch risk which can be managed but not eliminated. If interest rates in these markets were to remain lower than surrender values over a sustained period this could have an adverse impact on the Group's reported profit.

        In all markets in which Prudential operates, its businesses are susceptible to general economic conditions and changes in investment returns which can change the level of demand for Prudential's products. Past uncertain trends in international economic and investment climates which have adversely affected Prudential's business and profitability could be repeated. This adverse effect would be felt principally through reduced investment returns and credit defaults. In addition, falling investment returns could impair Prudential's operational capability, including its ability to write significant volumes of new business. Prudential in the normal course of business enters into a variety of transactions, including derivative transactions with counterparties. Failure of any of these counterparties, particularly in conditions of major market disruption, to discharge their obligations, or where adequate collateral is not in place, could have an adverse impact on Prudential's results.

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses.

        Due to the geographical diversity of Prudential's businesses, it is subject to the risk of exchange rate fluctuations. Prudential's international operations in the US and Asia, which represent a significant proportion of operating profit and shareholders' funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential's consolidated financial statements upon translation of results into pounds sterling. The currency exposure relating to the translation of reported earnings is not separately managed. Consequently, this could impact on the Group's gearing ratios (defined as debt over debt plus shareholders' funds). The impact of gains or losses on currency translations is recorded as a component of shareholders' funds within the statement of changes in equity.

Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which it operates.

        Changes in government policy, legislation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates, which in some circumstances may be applied retrospectively, may adversely affect Prudential's product range, distribution channels, capital requirements and, consequently, reported results and financing requirements. For instance, regulators in jurisdictions in which Prudential operates may change the level of capital required to be held by individual businesses. Also these changes could include possible changes in the regulatory framework for pension arrangements and policies, the regulation of selling practices and solvency requirements. In the UK, the Financial Services Authority's (FSA) depolarization reforms, implemented in December 2004, under which the sales agent is no longer required to either be tied to a specific product provider or to recommend products from the whole spectrum of product providers in the market, and the rules relating to stakeholder products could have a significant effect on types of products sold by Prudential, how its products are priced, distributed and sold and on shareholders' return on with-profits business. Similar changes in regulation in other jurisdictions could also have an impact elsewhere in the Group.

        The EU Financial Conglomerates Directive (FCD) requires European financial services groups to demonstrate net aggregate surplus capital in excess of solvency requirements at the Group level in respect of shareholder-owned entities. The test is a continuous requirement so that Prudential needs to maintain a somewhat higher amount of regulatory capital at the Group level than otherwise necessary in respect of some of its individual businesses to accommodate, for example, short-term movements in global foreign exchange rates, interest rates, deterioration in credit quality and equity markets. In addition, changes in the local regulatory regimes of designated territories could affect the calculation of the Group's solvency position under the FCD. The EU is also currently reviewing future solvency requirements (Solvency II) with a directive expected during 2007 for implementation by member states. Inconsistent application of these directives by regulators in different EU member states may place Prudential at a competitive disadvantage to other European financial services groups.

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

        See Item 5 "Operating and Financial Review and Prospects—Factors Affecting Results of Operations—Government Policy and Legislation" and Item 4 "Information on the Company—Supervision and Regulation of Prudential".

        Any further changes or modification of the recently introduced International Financial Reporting Standards (IFRS) accounting policies and European Embedded Value (EEV) guidance may require a change in the reporting basis of future results or a restatement of reported results.

The resolution of several issues affecting the financial services industry could have a negative impact on Prudential's reported results or on its relations with current and potential customers.

        Prudential is, and in the future may be, subject to legal and regulatory actions in the ordinary course of its business, both in the UK and internationally. This could be a review of business sold in the past under previously acceptable market practices at the time. Pending legal and regulatory actions include proceedings relating to aspects of Prudential's business and operations which are typical of the business it operates in such as the requirement in the UK to provide redress to certain past purchasers of pension and mortgage endowment policies and regulatory reviews on products sold and industry practices, including in the latter case businesses it has closed.

        In the US, federal and state regulators have focused on, and continue to devote substantial attention to, the mutual fund, variable annuity and insurance product industries including new federal regulations in respect of broker-dealers. As a result of publicity relating to widespread perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms.

        Although Prudential believes it has adequately reserved in all material aspects for the costs of litigation and regulatory matters, no assurance can be provided that such reserves are sufficient. It is possible that Prudential's future performance could be affected by an unfavourable outcome in these matters.

Prudential's businesses are conducted in highly competitive environments with developing demographic trends and Prudential's continued profitability depends on its management's ability to respond to these pressures and trends.

        The markets for the UK, US and Asian financial services are highly competitive, with several factors affecting Prudential's ability to sell its products and continued profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance, historical bonus levels, developing demographic trends and customer appetite for certain savings products. In some of its markets Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates or claims-paying ratios. Further, heightened competition for talented and skilled employees with local experience, particularly in Asia, may limit the Group's potential to grow its business as quickly as planned.

        Within the UK, Prudential's principal competitors in the life market include many of the major stock and mutual retail financial services companies including, in particular, Aviva, Legal & General, HBOS and Standard Life.

        JNL's competitors in the US include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies. JNL's principal life insurance company competitors in the US include AIG, Allstate Financial, Allianz Life of North America, AXA Financial Inc, Hartford Life Inc., ING, John Hancock, Lincoln Financial Group, Met Life, Pacific Life and Prudential Financial.

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

        Prudential's financial strength and credit ratings, which are intended to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in most of Prudential's products, and as a result its competitiveness. Downgrades in Prudential's ratings could have an adverse effect on its ability to market products and retain current policyholders. In addition, the interest rates Prudential pays on its borrowings are affected by its debt credit ratings, which are in place to measure Prudential's ability to meet its contractual obligations. Prudential believes the credit rating downgrades it experienced in 2002 and 2003, together with the rest of the UK insurance industry, have not to date had a discernible impact on the performance of its business.

        On June 23, 2006, Standard & Poor's announced that it had lowered its counterparty credit ratings on Prudential's long-term senior debt from AA- (negative outlook) to A+ (stable outlook). At the same time Standard & Poor's revised its outlook on Jackson National Life from AA (negative outlook) to AA (stable outlook).

        Prudential's long-term senior debt is currently rated as A2 (stable outlook) by Moody's, A+ (stable outlook) by Standard & Poor's and AA- (stable outlook) by Fitch.

        Prudential's short-term debt is rated as P-1 by Moody's, A1+ by Standard & Poor's and F1+ by Fitch.

        The PAC long-term fund is rated Aa1 (stable outlook) by Moody's, AA+ (stable outlook) by Standard & Poor's and AA+ by Fitch.

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

        Further, because of the long-term nature of much of Prudential's business, accurate records have to be maintained for significant periods. Prudential's systems and processes are designed to ensure that the operational risks associated with its activities are appropriately controlled but, for example, any weakness in the administration systems or actuarial reserving processes could have an impact on its results of operations during the effective period. Prudential has not experienced or identified any operational risks in its systems or processes during 2005, or which have subsequently caused, or are expected to cause, a significant negative impact on its results of operations.

Adverse experience against the assumptions used in pricing products and reporting business results could significantly affect Prudential's results of operations.

        Prudential needs to make assumptions about a number of factors in determining the pricing of its products and for reporting the results of its long-term business operations.

        For example, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its UK annuity business. In exchange for a premium equal to the capital value of their accumulated pension fund, pension annuity policyholders receive a guaranteed payment, usually monthly, for as long as they are alive. As part of its pension annuity pricing and reserving policy,

Prudential assumes that current rates of mortality continuously improve over time. During the year, Prudential carried out a review of its mortality experience across all of its non-profit annuity business. As a result of this review, it strengthened the realistic and statutory male assumptions and weakened the realistic female assumptions to align the realistic assumptions with recent experience. Prudential continues to assume future improvements in mortality for males and females at levels projected on the Continuous Mortality Investigations (CMI) medium cohort table as published by the Institute and Faculty of Actuaries. If mortality improvement rates significantly exceed the improvement assumed, Prudential's results of operations could be adversely affected.

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

        In common with other industry participants, the profitability of the Group's businesses depends on a mix of factors including mortality and morbidity trends, policy surrender rates, investment performance, unit cost of administration and new business acquisition expense.

As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments.

        Prudential's insurance and investment management operations are generally conducted through direct and indirect subsidiaries. As a holding company, Prudential's principal sources of funds are dividends from subsidiaries, shareholder-backed funds, the shareholder transfer from Prudential's long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper.

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

        Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures. Prudential's ability to exercise management control over its joint venture operations and its investment in them depends on the terms of the joint venture agreements, in particular, the allocation of control among, and continued co-operation between, the joint venture participants. Prudential may also face financial or other exposure in the event that any of its joint venture partners fails to meet its obligations under the joint venture or encounters financial difficulty. In addition, a significant proportion of the Group's product distribution is carried out through arrangements with third parties not controlled by Prudential and is dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements could affect Prudential's results of operations.

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

Item 4. Information on the Company

BUSINESS OF PRUDENTIAL

Overview

        Prudential is a leading international financial services group, providing retail financial services in the markets in which it operates, primarily the United Kingdom, the United States and Asia. At December 31, 2005, Prudential was one of the 30 largest public companies in the United Kingdom in terms of market capitalization on the London Stock Exchange. Prudential is not affiliated with Prudential Financial, Inc. or its subsidiary, The Prudential Insurance Company of America.

        Prudential has been writing life insurance policies in the United Kingdom for over 150 years and has had one of the largest long-term funds in the United Kingdom for over a century. Prudential expanded its business into British Commonwealth countries, including Singapore and Malaysia, in the 1920s and 1930s. In 1986, Prudential acquired Jackson National Life Insurance Company, a US insurance company writing life and fixed annuity business. A group strategy review in the early 1990s identified significant opportunities for Prudential in the Asian life sector and Prudential Corporation Asia was established in 1994 to develop a material and profitable Asian business. In 1998, Prudential launched Egg, now a leading e-commerce retail financial services provider, and in 1999, Prudential acquired M&G, a leading UK fund manager. In June 2000, Prudential completed its listing on the New York Stock Exchange. In December 2005, the Company announced its intention to acquire the minority interests in Egg representing approximately 21.7 per cent of the existing issued share capital of Egg. In February 2006, the Board of Egg announced the delisting of Egg shares, and in May 2006, Prudential completed the repurchase of Egg's shares bringing Prudential's holding to 100 per cent.

        In the United Kingdom, Prudential offers a range of retail financial products and services, including long-term insurance and asset accumulation and retirement income products (life insurance, pensions and pension annuities), retail investment and unit trust products, fund management services and banking products. Prudential primarily distributes these products through financial advisors, partnership agreements with banks and other financial institutions, and direct marketing, by telephone, mail and the internet.

        At December 31, 2005, in the United Kingdom, Prudential was:

  •
  the second-largest life insurance group in terms of market capitalization,(1)

  •
  the proprietor of one of the largest long-term funds of investment assets supporting long-term insurance products (the Prudential Assurance Company long-term fund),(2)

  •
  the fourth largest asset manager in the United Kingdom,(3)

  •
  through Egg, one of the largest pure on-line banks with over 5 per cent share of total UK credit card balances(4), and

  •
  rated as Aa1 (stable outlook) by Moody's, AA+ (stable outlook) by Standard and Poor's and AA+ (stable outlook) by Fitch for the long-term fund of Prudential Assurance. The ratings from Standard & Poor's, Moody's and Fitch for Prudential Assurance's long-term fund represent the second highest ratings in their respective rating categories.

        In the United States, Prudential offers a range of products through JNL, including fixed, fixed-indexed and variable annuities, life insurance, guaranteed investment contracts and funding agreements. Prudential distributes these products through independent insurance agents, securities broker-dealers, registered investment advisors and banks, a small captive agency channel, consisting of approximately 100 life insurance agents, credit unions and other financial institutions. Prudential also offers fee-based separately managed accounts and investment products through Curian Capital LLC, which is JNL's registered investment advisor channel established in 2003. At December 31, 2005, in the United States, Jackson National Life was:

  •
  the fifteenth largest life insurance company in terms of General Account assets(5)

  •
  the seventh largest provider of individual traditional fixed deferred annuities in terms of sales(6),

  •
  the seventh largest provider of fixed-index annuities in terms of sales(6),

  •
  the twelfth largest provider of variable annuities in terms of sales, and(7)

  •
  rated AA (negative outlook) by Standard & Poor's, AA (stable outlook) by Fitch and A1 (stable outlook) by Moody's in terms of financial strength rating. The ratings from Standard & Poor's and Fitch represent the third highest ratings and the rating from Moody's represents the fifth highest rating out of their respective rating categories. On June 23, 2006, Standard & Poor's revised its outlook on Jackson National Life to stable from negative.

        Prudential Corporation Asia is the leading European-based life insurer in Asia in terms of market coverage and number of top 5 positions in markets, with operations in 12 Asian countries. Prudential Corporation Asia offers a mix of life insurance with accident and health options, mutual funds and selected personal lines property and casualty insurance with the product range tailored to suit the individual country markets. Its insurance products are distributed mainly through an agency sales-force and complementary bancassurance agreements whilst the majority of mutual funds are sold through banks and brokers. Its life insurance operations in China and India are conducted through joint ventures in which it holds 50 per cent and 26 per cent, respectively. In addition, in India, Prudential holds 49 per cent of a fund management joint venture with ICICI, in China it has a 33 per cent stake in a funds management joint venture with CITIC, which is called CITIC-Prudential, and in Hong Kong, it holds a 36 per cent stake in a joint venture with Bank of China International for MPF and mutual funds.

        At December 31, 2005 Prudential Corporation Asia had:

  •
  operations in 12 countries and was Europe's leading life insurer in Asia in terms of market coverage and number of top 5 market positions,

  •
  licenses to sell insurance and mutual fund products in ten cities in China,

  •
  over 170,000 tied agents and multiple third party distribution agreements, and

  •
  over seven million policies in force.

(1)
Source: London Stock Exchange at December 31, 2005

(2)
Source: Company return to FSA

(3)
Source: Investment Management Association

(4)
Source: British Banking Association

(5)
Source: National Underwriter Insurance Data Services from Highline Data

(6)
Source: LIMRA

(7)
Source: VARDS

Strategy

        In 2005, Prudential undertook a comprehensive strategic review of the retail financial services markets in all major geographies, with an aim of identifying the opportunities, ambitions and business strategies best suited to maximize sustainable growth in value for Prudential's shareholders over the longer term. The key conclusions of the review were that:

  •
  Demographic trends and the increasing concentration of wealth in the hands of those approaching retirement or already retired presents a major opportunity to establish the Group as a leading provider of 'financial services for retirement' by playing to our strengths and areas of competitive advantage;

  •
  the Group is well positioned in its existing markets that offer highly attractive opportunities for strong organic growth over the next 10 years;

  •
  to exploit these opportunities fully Prudential needs to broaden its product range to align them more closely with anticipated retail financial sector profit pools;

  •
  in addition, we must complement our strong and important intermediary links by expanding the proportion of revenue derived from direct customers and ensure that we build deep life-cycle relationships with our customers;

  •
  Prudential should also develop the global reach and profile of our excellent asset management businesses.

        Each of Prudential's businesses has operational autonomy within its market and this is critical to our success, since it is the key to our ability to tailor products and services to meet local market needs. However, the review also concluded that there are material synergies that can be achieved through closer working across the Group, consistent with our decentralised approach.

        Finally, the review concluded that Prudential must continue to enhance the effectiveness of our capital management processes, to ensure that investment and capital allocation decisions are focused on those areas of activity that will generate the best returns to shareholders.

Shareholder Focus

        Prudential's strong mix of businesses around the world positions it well to benefit from the growth in customer demand for asset accumulation and income in retirement. Prudential believes that its international reach and diversity of earnings will continue to give it a significant advantage.

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

        In the United Kingdom, Prudential restructured its long-term savings business into an integrated business combining Prudential's UK businesses with that of Scottish Amicable, which was acquired in 1997, to form Prudential UK Insurance Operations. This has resulted in improved operational effectiveness through removal of duplication, greater customer focus and reduced operating costs.

        The Boards of Prudential and Egg announced on December 1, 2005 a recommended Offer by Prudential for the 21.7 per cent of shares in Egg that Prudential did not already own. On February 20, 2006, Egg shares were delisted from the official list. The transfer of the balance of the outstanding shares was completed on May 16, 2006. Prudential anticipates that the acquisition of the minority interest in Egg will enable it and Egg to capitalize on the product capabilities, customer relationships and brand strengths of Prudential, M&G and Egg and to facilitate the realization of substantial annualized pre-tax cost savings, with £40 million expected to be realized by the end of 2007, as well as opportunities for revenue synergies.

        In the United States, Prudential has an extensive and diversified product range that includes variable annuities, fixed annuities, fixed-index annuities, life assurance and stable value products. Prudential has also significantly diversified its distribution of these products by now distributing through independent and regional broker-dealer channels and the bank channel. With the launch of Curian in 2003, Prudential extended its distribution into the registered investment advisor channel, and the acquisition of Life Insurance Company of Georgia ('Life of Georgia') in 2005 created Prudential's first captive agency distribution in the US, with approximately 100 life assurance agents.

        In Asia, building on a solid base of established operations in Singapore, Hong Kong and Malaysia, Prudential has followed since 1994 a clear, value creating strategy of entering new markets, building and diversifying distribution and launching innovative products targeting profitable market segments.

        This value is clearly demonstrated by the scale and mix of Prudential's new business sales. In 2005, new business sales were approximately £40 billion with over half coming from mutual fund sales, and 62% coming from outside the United Kingdom.

        This transformation has created a strong platform to pursue strategic initiatives for future growth and shareholder value creation.

Growing the Business

        Prudential is conscious that the retail financial services industry continues to evolve, and it expects to continue to adapt its business to maintain a strong advantage over its competitors while delivering returns to shareholders. Prudential's goal is to pursue its key strategic themes of maintaining focus on its customers, investing in technology to improve further customer access and service, driving down costs and driving growth in its existing markets.

        The strength of Prudential's businesses and positive developments in a number of its markets represent an opportunity to enhance its market position and generate improved returns for its shareholders. A strong financial position at a Group level provides increased financial flexibility and allows Prudential to capitalize on these opportunities as they arise. In response to these developments the Board decided in October 2004 to launch a 1 for 6 rights offering. As at December 31, 2005 approximately 25 per cent of the net proceeds of Prudential's rights offering (£1,021 million) have been used to provide capital to support Prudential's shareholder-backed UK life businesses. The remainder of the proceeds have been invested centrally within the Group in short-term financial instruments.

Driving Growth

        Within its existing major markets of the United Kingdom, the United States and Asia, Prudential believes fundamental shifts in demographics and in the manner of pension provision will create significant opportunities for future profitable growth.

        The UK insurance market suffered three years of decline until 2004 when the market showed signs of recovery which continued in 2005. During the period of decline, Prudential transformed its UK insurance business from a direct-sales operation, selling with-profits products, into a company that sells mainly shareholder-backed products through a range of channels, including financial advisors, business to business and partnership agreements with other companies. Prudential also improved its efficiency and broadened its product range. Over the next few years, Prudential intends to continue to focus on efficient profitable growth seeking new opportunities within its distribution channels and product range.

        Following the introduction of the new depolarization rules in December 2004 whereby insurers can distribute their products via multi-tied advisor panels as well as the previous single-tied or whole-of-market advisors, many financial advisor groups have used the opportunity to establish multi-tie panels. Prudential has made good progress with the new panels announced to date, and believes that it is strongly positioned to take advantage of the depolarized marketplace as this develops over the next few years. Prudential achieved sales of £37 million through this channel in 2005 and expects that multi-ties will start to have a greater impact on sales in the future.

        Prudential's 'partnerships channel', which is part of the Group's UK marketing effort, focuses on distributing products via banks and other financial institutions, signed a number of significant new agreements during 2005. These included St. James's Place for annuities; National Australia Bank for annuities and healthcare; Wesleyan's multi-tie panel for protection; Zurich Financial Services and Openwork for annuities; and the Barclays multi-tie panel. In addition, Prudential and Royal London reached agreement for all pension annuities arising from vesting of policies written under the Scottish Life brand in the period between January 2005 and December 2010 to be reassured to Prudential.

        In October 2004 Prudential launched PruHealth, a UK healthcare product that links health and fitness to the cost of medical insurance. The business has made good progress with sales growing on average more than 30 per cent per month in 2005. Total premium income for the year was £9 million, and PruHealth now covers over 30,000 individuals. The product has been developed through a joint venture with Discovery of South Africa.

        In October 2005, Prudential launched Prudential Property Value Release Plan. A life time mortgage product which gives customers greater flexibility and control over the timing of when they draw down funds, thereby reducing total interest charges over the lifetime of the loan. It has been well received by advisors and customers.

        M&G has four main business lines with distinct growth strategies: (a) the internal business aims to create value through investment performance and liability matching for internal clients' and to develop skills to facilitate the Life Fund's move into non-correlated assets; (b) the institutional business utilizes skills developed primarily for internal clients to build new business streams and diversify revenues; (c) the retail business aims to maximize the leverage offered by investment performance and a single product manufacturing hub; and (d) Prudential Finance combines the management of Prudential's balance sheet with M&G's market positions to develop a new profit stream.

        In the US, Prudential completed the purchase of Life of Georgia in May 2005 for a preliminary consideration of £142 million. This acquisition doubled the number of Jackson National Life's in-force life and annuity policies, adding scale to its operating platform and expanding its distribution capability, as well as further diversifying its income streams. Prudential believes that this transaction will enable Jackson National Life to grow its life business at a higher return and faster rate than could be achieved organically.

        The Company expects that JNL will continue to consider further US bolt-on acquisitions as opportunities arise.

        In October 2004, JNL completed the sale of JFB to Union Bank of California for £166 million. JFB's principal area of business was banking and commercial real estate lending, which no longer aligned with JNL's strategy. Accordingly, the results of operations for JFB are reported as discontinued operations in the accompanying financial statements.

        Prudential believes that Asia offers significant long-term growth opportunities and its strategy is designed to create material and sustainable value in Asia by focusing on three dimensions: participating in countries where there are opportunities to leverage its strengths, building and diversifying distribution and providing innovative customer-focused products. In India, our joint venture with ICICI continues to be a leading private sector player. In 2004, the Indian government announced its intention to allow increased foreign ownership in Indian companies, and Prudential remains interested in increasing our stake in the joint venture. However, the relevant legislation has not yet been put before the Indian Parliament.

        In 2005, licenses to sell financial products in six new cities in China were granted by the Chinese authorities, bringing the total number of such licenses on December 31, 2005 to ten. As of April 30, 2006, CITIC-Prudential had been granted 13 life insurance licenses to operate in China. Prudential believes the main challenge facing foreign players trying to become established in China is the need to develop local management teams to support geographic expansion. Prudential believes that it has a real advantage in being able to leverage its existing Chinese speaking operations to help develop new teams quickly. In 2005, sales in China increased by 47 per cent over 2004.

        Prudential and Bank Simpanan Nasional ('BSN'), which was originally the Malaysian Post Office Savings Bank and is now wholly owned by the Malaysian Ministry of Finance, established a joint venture to leverage Prudential's existing network of 7,000 agents and BSN's network of 391 branches. In January 2006, the Malaysian authorities granted the joint venture a license to develop and market life insurance products to Muslim Malays who make up more than 60 per cent of the population.

        In June 2005, The Prudential Vietnam Fund Management Company was launched with a mandate to manage the life fund. It also has plans to develop the emerging retail funds market in Vietnam and to launch retail funds

Focusing on Customers

        Prudential's goal is to deliver products that its customers want to buy, through the distribution channels they wish to use. Prudential is continually exploring opportunities to expand its distribution reach and broaden its product offering.

        In the United Kingdom, Prudential has complementary businesses and market-leading positions in key product areas, enabling it to selectively participate on a value basis. The businesses comprising Prudential's UK Insurance Operations have undergone enormous strategic transformations in recent years, bringing together several operating units under the powerful Prudential brand and improving service to over seven million customers. In 2002, Prudential's UK Insurance Operations announced the development of an outsourced customer service operation in Mumbai, India. In May 2003, the Mumbai customer service center opened and at the end of 2005 employed over 1,000 people.

        M&G is Prudential's UK and European fund management business and had over £149 billion of funds under management as of December 31, 2005, of which £113 billion related to Prudential's long-term business funds. M&G operates in markets where it has a leading position and competitive advantage, including retail fund management, institutional fixed income, pooled life and pension funds, property and private finance. Based on December 2005 data from the Investment Management Association, M&G ranks as the fourth largest asset manager in the UK.

        Egg offers a proven direct to consumer distribution channel that will provide UK financial services consumers a full range of product offerings under both the Egg and Prudential brands going forward. Prudential expects that these product offerings, specifically, credit cards, unsecured personal loans, mortgages, savings and general consumer insurance products will allow the combined entity to meet customer needs at each stage of their lifecycles. The Egg brand will continue to be focused on credit cards, unsecured personal loans, mortgages, savings and general consumer insurance products with the Prudential brand providing longer term savings and protection products.

        In the United States, Prudential, through JNL maintains a significant market position across the range of fixed, variable and fixed-indexed annuity products. These products offer guarantees and longevity protection that will become increasingly important in the US as the 77 million 'baby boomers' reach retirement age over the next decade. JNL also offers life and institutional products, and through the acquisition of Life of Georgia in 2005, JNL doubled its number of in-force life and annuity policies, adding scale to its operating platform and expanding its distribution capability. JNL continues to expand its distribution channels and now distributes through independent agents, broker-dealers, banks, registered investment advisors, a small captive agency channel, and other financial institutions.

        In Asia, Prudential has a reputation for developing customer-focused and innovative savings and insurance products. It leverages UK and US product expertise and works with Asian regulators to bring new products to market, achieving particular success with unit-linked products. While Prudential believes customer needs in Asia are well met by traditional tied agents in most markets, it also gives customers the choice to access its products through complementary bancassurance arrangements, direct distribution and brokers.

Corporate Activity

        In March 2006, Prudential received a proposal from Aviva plc about a possible combination of the businesses of Prudential and Aviva. Aviva's offer, which was valued at an aggregate purchase price of approximately £17 billion, included an all-share merger of the two companies based on a merger ratio of 82 Aviva shares for every 100 shares of Prudential, resulting in an implied value of 708 pence per Prudential share based on closing relative share prices on March 17, 2006. The Board of Prudential plc, which had taken independent financial advice, did not consider that the proposal was in the best interests of Prudential shareholders and rejected it. On March 24, 2006, Aviva announced the withdrawal of its proposal.

Summary

  •
  Prudential has compelling positions in the world's leading retail financial services markets and the resources to capitalize on these;

  •
  In the UK, Prudential has three excellent and profitable franchises in Prudential UK Insurance Operations, Egg and M&G on which to build for the future;

  •
  In the US, JNL is a significant cash-generative business with the market positioning for profitable growth in the retirement market. It has competitive advantage in the sectors in which it chooses to operate; and the ability to participate in market consolidation through bolt-on acquisitions;

  •
  In Asia, Prudential has an unrivalled exposure to opportunities for life insurance sales and profit growth across the region, whilst continuing our programme of rapid expansion and profit growth; and

  •
  Prudential's asset management business has significant growth prospects and is providing solid cash flow generation.

        There is tremendous scope to deliver increasing value for shareholders from each individual business operation, and from the Group as a whole which derives both financial advantage and resilience from the diversity of its portfolio of businesses, and the opportunities for collaboration between them.

Company Address and Agent

        Prudential plc is a public limited company organized under the laws of England and Wales. Our registered office is Laurence Pountney Hill, London EC4R 0HH, England (telephone: +44 20 7220 7588). Our agent in the United States is Jackson National Life Insurance Company, located at 1 Corporate Way, Lansing, Michigan 48951, United States of America.

Significant Subsidiaries

        The table below sets forth Prudential's significant subsidiaries.

Name of Company	Percentage Owned(1)	Country of Incorporation
The Prudential Assurance Company Limited	100%	England and Wales
Prudential Annuities Limited(2)	100%	England and Wales
Prudential Retirement Income Limited(2)	100%	Scotland
M&G Investment Management Limited(2)	100%	England and Wales
Egg Banking plc(2)(3)	79%	England and Wales
Jackson National Life Insurance Company(2)	100%	United States
Prudential Assurance Company Singapore (Pte) Limited(2)	100%	Singapore
PCA Life Assurance Company Limited(2)	99%	Taiwan

(1)
Percentage of equity owned by Prudential directly or indirectly. The percentage of voting power held is the same as the percentage owned. Each subsidiary has one class of ordinary shares and operates mainly in its country of incorporation, except for Prudential Retirement Income Limited which operates mainly in England and Wales.

(2)
Owned by a subsidiary of Prudential.

(3)
Egg Banking plc is a subsidiary of Egg plc. At December 31, 2005, the ordinary shares of Egg plc were listed and there was only one class of shares that were 78% owned by Prudential, 1% owned by other companies within the Prudential Group and 21% owned by shareholders external to the Prudential Group. In December 2005, Prudential announced its intention to acquire the whole of the issued and to be issued shares of Egg not already owned by the Prudential Group. In February 2006, the Board of Egg announced the delisting of Egg shares. The transfer of all the outstanding shares was completed on May 16, 2006.

UK Business

Introduction

        As at December 31, 2005, Prudential's UK business was structured into three business units, each focusing on its respective target customer markets. Prudential's UK business units are UK Insurance Operations, M&G and Egg.

        The following discussion describes:

  •
  the UK retail financial services market,

  •
  Prudential's UK business units and products,

  •
  Prudential's reinsurance arrangements and reserving practices,

  •
  shareholders' participation in Prudential's long-term insurance business, and

  •
  compliance matters, including pension mis-selling.

        In 2005, Prudential's UK business generated new business insurance premiums of £7,276 million and investment flows of £7,916 million. As of December 31, 2005, M&G had over £149 billion funds under management and Egg had customer deposits of £5,830 million and a credit card book of £3,491 million. See "—M&G" below for an analysis of funds under management.

UK Retail Financial Services Market Overview

        The United Kingdom is one of the world's largest life insurance markets in terms of premiums and is one of the largest asset management and retail banking markets. In recent years, the UK markets have changed significantly and are continuing to evolve as a result of changes in regulation and government policy, demographics, technological development and consumer awareness and attitudes. Retail financial services providers are adapting to these changes to meet consumer needs by broadening the range of products that they offer and the means by which those products are distributed to and accessed by customers.

        The historical divisions between insurance, banking and other financial products are being eroded. It is increasingly common for providers to offer a range of pension products, life products and services, property and casualty insurance, banking products and retail investment products and services. Consumers are increasingly being offered access to these products through direct marketing and over the internet, as well as through the traditional company sales force, financial advisors, and bank branch distribution channels. However, for more complicated products, detailed "fact finds" are often required and consequently face-to-face advice is still preferred.

        Financial advisors continue to be the principal channel for the distribution of life and pension products for insurers in the UK. This channel is undergoing significant change with the introduction by the Financial Services Authority (FSA) of new "depolarization" rules in December 2004, leading to the establishment of multi-tie panels. Over the next few years, Prudential UK expects that a significant proportion of whole of market providers, which were previously known as independent financial advisors (IFAs), will move to a panel approach whereby they distribute the product range of a select number of life insurance companies.

        Depolarization is also expected to have an effect on the UK bank distribution market as some banks move to offer their customers products from a panel of different providers rather than from a single product provider.

        Competition among retail financial service companies is focused on product range, distribution reach, brand, investment performance and the specific benefits offered by products, charges and financial strength.

        Prudential believes that the prospects for the UK life insurance industry are improving and that it is now well positioned to take advantage of the opportunities presented. In accordance with this, the majority of the net proceeds of the Right Issues raised in 2004 are being used to provide capital to support Prudential's growth plans in the UK.

        Prudential is determined to focus its participation in the UK market in propositions with high returns on capital invested and high margins.

UK Products and Profitability

        In common with other UK long-term insurance companies, Prudential's products are structured as either with-profits (or participating) products, or non-participating (including unit linked) products. Depending upon the structure, the level of shareholders' interest in the value of policies and the related profit or loss varies.

        With-profits policies are supported by a with-profits sub-fund and can be single premium (for example, Prudence Bond) or regular premium (for example, certain corporate pension products). Prudential's primary with-profits sub-fund is part of Prudential Assurance Company's (PAC) long-term fund. The return to shareholders on virtually all with-profits products is in the form of a statutory transfer to PAC shareholders' funds which is analogous to a dividend from PAC's long-term fund and is dependent upon the bonuses credited or declared on policies in that year. Prudential's with-profits policyholders currently receive 90 per cent of the distribution from the main with-profits sub-fund as bonus additions to their policies and shareholders receive 10 per cent as a statutory transfer.

        The profits from almost all of Prudential's new non-participating business accrue solely to shareholders. Such business is written in the non-profit sub-fund within PAC's long-term fund, or in various shareholder owned direct or indirect subsidiaries, the most significant of which is Prudential Retirement Income Limited (PRIL), which also writes all new immediate annuities arising from vesting deferred annuity policies in the with-profits sub-fund of PAC. There is a substantial volume of in-force non-participating business in PAC's with-profits sub-fund and that fund's wholly owned subsidiary Prudential Annuities Limited (PAL), which is closed to new business; profits from this business accrue to the with-profits sub-fund.

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

        Prudential expects demand for private personal pension and savings products to increase over the medium to long term, in part reflecting a change in the UK government's approach to social security that has encouraged long-term savings through tax advantages, but also in reaction to the growing realization that state provided pensions are unlikely to provide sufficient retirement income. An ageing population is focusing on asset accumulation and other retirement products to supplement their state benefits, while younger generations are focusing on pension and long-term savings products as well as health and income protection cover.

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

        Prudential anticipates that 2006 will be a year of change for the retirement savings market due to Government pension reforms that came into force on April 6 (A-day). Prudential believes the changes will have a positive impact and create an improved savings environment over time, although it is unclear how quickly consumers will respond to these new regulations.

        Prudential made a significant investment in its A-day preparations, including systems development and customer communications. Prudential launched a new Flexible Retirement Plan in 2005 and it will undertake a review of its overall individual pension offerings in 2006.

        Historically, the majority of the life and pensions business written in the United Kingdom was with-profits business. However, in response to regulatory scrutiny and subsequent changes in the regulatory environment and customer requirements, with-profits products are being increasingly supplemented by simpler unit-linked products. For a detailed description of Prudential's with-profits products and policies, see "—Shareholders' Interests in Prudential's Long-term Insurance Business—With-profits Products".

Distribution

        Retail financial services and products are distributed face-to-face, through branches, tied agents, company sales forces and financial advisors, or directly by mail, telephone and over the internet. Tied agents are exclusive agents who represent only one insurer and must offer customers the products most suitable to their needs, but only from the range of products offered by that insurer. In recent years the high costs of company sales forces and tied agency networks, combined with customers perceiving a lack of choice, have meant that sales forces and tied agents have lost significant market share to financial advisors, with the result that many insurers, including Prudential, have chosen to close these tied agents and direct sales force networks.

        Direct and e-commerce distribution methods are generally lower-cost than other methods but have not been conducive to providing financial advice to the consumer to date. Accordingly, products distributed directly are generally more straightforward and have lower, often fee-based, charges.

        Previously, IFAs were required by the UK polarization laws to provide the best advice to customers, considering all of the products available in the market and the customer's particular circumstances, and were legally responsible for their own advice. In contrast, company sales forces could only sell the products of the company they were employed by, but nevertheless had to provide the best advice in light of the customer's particular circumstances. A company had legal responsibility for the advice its sales force provided and the conduct of its tied agents.

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

        The FSA, following a consultation process, implemented new 'depolarization' rules at the end of 2004. Advisors now have the choice of being 'single tied' as before, or multi-tied advising on the products of a limited range of providers, or equivalent to an IFA where they offer products from the 'whole of market' as now, but they also have to offer a 'fee alternative', a fee-based charging structure as an alternative to commission. Our view is that over time a significant number of existing whole of market advisors will choose to adopt a 'multi tie' selecting a limited number of large brands.

        Prudential has worked with major financial advisor groups to design and build multi tie propositions, and Prudential UK has been appointed to multi-tie panels for Millfield, THINC Destini, Sesame, Bankhall and Barclays.

        As of December 31, 2005, Prudential UK Insurance operations distributes its products through the following channels:

Direct to Consumer

        The direct to consumer distribution channel is primarily charged with increasing revenue from existing Prudential customers and by seeking new customers. Direct to Consumer includes the telephone and Internet and focuses on annuities, protection and health products.

Business to Business

        The business to business distribution channel focuses on the maximization of the value of the existing book of corporate pension schemes and winning new schemes. This channel targets Prudential's strong base of corporate pensions through workplace marketing. Prudential UK corporate pension products are marketed through consulting actuaries, benefits advisors and its company employer and employee relationship management teams. Consulting actuaries and benefits advisors are IFAs, but are not generally the same as the retail financial advisors being targeted via the intermediary channel discussed below. In addition, Prudential markets bulk annuities to trustees of Defined Benefit schemes via employee benefit consultants.

        Within the Corporate Pensions sector the advisor market is heavily dominated by a small number of Employee Benefit Consultants (EBCs) who control the majority of the 250 plus lives sectors. Prudential targets its proposition at medium to large sized employers, distributed via the major EBCs on a nil commission basis. Prudential has a well developed and comprehensive worksite communication proposition that is effectively deployed within both its new and existing clients to educate and inform members as well as increasing the take up within the arrangements.

Intermediaries

        The intermediary channel focuses on the distribution of products to individual customers via retail financial advisors. This channel was restructured during 2004 in response to the new regulatory regime effective from December 2004. A new infrastructure was created to customize the levels of support required. A new divisional structure was implemented that matches field-based account managers with high value customer segments. Lower value segments are serviced by telephone-based account managers. The new organization structure positions the Intermediaries business to extract maximum value from the opportunities the new regulatory regime presents.

        Following the introduction of the new depolarization rules, many financial advisor groups have used the opportunity to establish multi-tie panels. Prudential has made good progress with the new panels announced to date, and is strongly positioned to take advantage of the depolarized marketplace as this develops over the next few years. Prudential achieved sales of £37 million through this channel in 2005 and expects that multi-ties will start to have a greater impact on sales in the future.

Corporate Partnerships

        The corporate partnerships channel focuses on developing strong relationships with banks, retail brands and other distributors. Corporate partnerships also seeks to help our distribution partners in their distribution and product development strategies. We now have a range of providers including Barclays, Lloyds TSB, Pearl Assurance, Zurich Financial Services, Openwork, National Australia Bank, St James

Place and with Royal London to provide pension annuities for vesting Scottish Life policies. In June 2005, Prudential reached agreement with Resolution Life to acquire a portfolio of the in-force pension annuities from its subsidiary, Phoenix Life & Pensions.

UK Business Units

UK Insurance Operations

Products

        Prudential offers a wide range of products, which traditionally have been marketed under the "Prudential" and "Scottish Amicable" brands. From January 2003, however, products have only been sold under the Prudential brand. See "—Item 5 Operating and Financial Review and Prospects—Analysis by Geographic Region—UK Insurance operations—UK Restructurings". The products distributed include long-term products consisting of:

  •
  life insurance savings-type products and pure protection products,

  •
  individual and corporate pensions, and

  •
  pension annuities.

        In October 2004 Prudential launched PruHealth, a UK healthcare product that links health and fitness to the cost of medical insurance. As PruHealth is not a life insurance product its premium income is not reported as long-term new business sales. In 2005, gross written premiums were £9 million, with over 30,000 covered individuals. Support for PruHealth is strong in both the intermediaries channel and the direct to consumer channel, and its rate of growth is accelerating. The product has been developed through a joint venture with Discovery of South Africa. For further information see "Strategy—Driving Growth" above.

        In October 2005, Prudential launched Prudential Property Value Release Plan. A life time mortgage product that gives customers greater flexibility and control over the timing of when they draw down funds, thereby reducing total interest charges over the lifetime of the loan. It has been well received by advisors and customers.

Long-term Products

        Prudential's long-term products in the United Kingdom consist of life insurance, pension products and pensions annuities. The following table shows Prudential's UK Insurance Operations new business insurance and investment premiums by product line for the periods indicated. New business premiums include deposits for policies with limited or no life contingencies.

	Year Ended December 31,
	2005	2004
	(in £ millions)
Life insurance
With-profits	175	246
Unit-linked	1,780	1,565

Total life insurance	1,955	1,811
Pensions
With-profits individual	30	28
Unit-linked individual	73	60
Department of Work and Pensions rebates	327	354
Corporate	438	432

Total pensions	868	874
Pension annuities and other retirement products
Fixed	3,752	3,482
Retail Price Index	347	204
With-profits	153	76

Total pension annuities	4,252	3,762

Total new business premiums	7,075	6,447

        New business premiums in 2005 were £7,075 million, up approximately 10 per cent on 2004. This increase principally reflects a growth in sales of unit-linked life and pension products and pension annuities. The growth in Pension Annuities was mainly driven by the acquisition of the £1,450 million portfolio of in-force pension annuities from Phoenix Life & Pensions. This is the second transaction of this type and magnitude achieved following the £1,108 million transaction with Royal London in 2004.

Life Insurance Products

        Prudential's UK life insurance products are predominantly medium to long-term savings products with life cover attached, and also include pure protection (term) products. The main savings products Prudential offers are investment bonds.

Savings Products—Investment Bonds

        Prudential offers customers a choice through a range of investment funds to meet different risk and reward objectives. Prudential launched the Flexible Investment Plan ("FIP") in November 2003. Through this plan, its customers have the option to invest in the Prudence Bond (With-Profits) along with a range of unit linked investment funds. Advisors can build an individual portfolio and asset allocation model to accurately match a client's risk / reward profile. FIP also gives financial advisors the opportunity to choose from different external fund management groups and the flexibility to make changes to portfolio and asset allocation over time. In 2005, sales of the Unit-linked option of FIP were £516 million.

        The Prudence Bond, a single premium, unitized with-profits policy with no fixed term, is one of the United Kingdom's leading investment bond products in terms of with-profits market share. Prudential launched the Prospect Bond, another single premium with-profits bond, in October 2003. The Prospect Bond gives investors the opportunity to move out of under performing funds elsewhere in the market, and into the Prudential With-Profits Fund. In September 2004, Prudential launched the next generation with-profits investment bond, entitled PruFund. A replacement for Prudence Bond it is designed to provide increased transparency and smoothed investment returns to the customer. In 2005, total new business premiums attributable to the PruFund, Prudence Bond, Prospect Bond and the Prudential Investment Bond, were in excess of £158 million. Sales of Prudential's offshore bonds, the International Prudence Bond and International Prudential Portfolio Bond, were £308 million in 2005.

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

Life Protection

        Prudential underwrites Life protection for companies providing loans to their customers. Sales in 2005 were £833 million mostly generated through Prudential's partnership agreements with Lloyds TSB and Alliance and Leicester.

Pension Products

        Prudential provides both individual and corporate pension products. In 2005, new business premiums totalled £103 million for individual pensions and £438 million for corporate pensions. Pension products are tax-advantaged long-term savings products that comply with rules established by the UK Inland Revenue and are designed to supplement state- provided pensions. These rules require that, upon retirement, maturity benefits are used to purchase pension annuities by policyholder election at retirement or at least by the age of 75, although they do permit a portion to be taken as a tax-free lump sum. Prior to retirement, these products typically have minimal mortality risk to Prudential and are primarily considered investment products. An exception is where a guaranteed annuity option has been offered on the product, with an element of risk to Prudential both in underlying mortality and investment assumptions.

        Prudential ceased marketing Guaranteed Annuity Options ("GAOs") in 1987, but for a minority of corporate pension schemes GAOs still apply for new members. Current liabilities for this type of business make up less than 1 per cent of the with-profits sub-fund.

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

        In 2001, Prudential introduced products that meet the criteria of the UK government's stakeholder pension program. The stakeholder pension is intended for individuals earning enough to be able to afford to make contributions to a pension but who are not currently doing so. The introduction of stakeholder pensions has had implications for, among other things, how Prudential designs, administers, charges for and distributes pension products. The most significant requirements involve capped charges and a low minimum contribution which must be accepted by the provider. The government has capped charges at 1.5 per cent per annum of the policyholder account balance for stakeholder pensions for the first ten years, decreasing to 1 per cent thereafter, which is below the charges on personal pension products previously offered by the UK pensions industry.

        Prudential launched a new retirement savings product, the Flexible Retirement Plan in 2005 and will undertake a review of its overall individual pensions offering in 2006.

Department of Work and Pensions Rebates ("DWP Rebate")

        Prudential also provides individual personal pension products through the DWP Rebate arrangement. Under this arrangement, individuals may elect to contract out of the UK's State Second Pension (referred to as SP2) which was previously known as State Earnings Related Pension Scheme, administered by the UK Department of Work and Pensions. If an individual elects to contract out, then he or she will designate a pension provider, such as Prudential. Premiums on products sold in this manner are paid through "rebates" from the Department of Work and Pensions, which represent the amount that would be otherwise paid into SP2. Rebate amounts are invested to provide benefits to the individual. Premiums from Department of Work and Pensions rebates are typically reported in the first quarter of each year.

        In 2005, Prudential wrote to 440,000 of its customers contracted out of the second state pensions and provided updated information and views to enable them to make an informed decision about whether to contract back in for the 2005/6 tax year onwards. As a result of this mailing, approximately 132,000 customers elected to contract back into the State scheme resulting in a decline in DWP rebate business of 29 per cent in the first quarter of 2006.

Corporate Pensions

        There are two categories of corporate pension products: defined benefit and defined contribution. Prudential has an established defined benefit plan client base covering the small—to medium—sized employer market. Prudential's defined contribution client base ranges from small-unlisted companies to some of the largest companies in the United Kingdom as well as a number of clients in the public sector (in particular the Additional Voluntary Contribution Sector). Additional Voluntary Contribution plans enable employees to make additional pension contributions, either regularly or as a lump sum, to supplement their occupational pension plans.

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

        Prudential offers group unit linked policies and with-profits policies to the corporate pensions market. Prudential's defined contribution products are Additional Voluntary Contribution plans, Group Money Purchase Plans, Group Personal Pension plans, Group Stakeholder Pension plans and Executive Pension plans.

        Prudential also has a Company Pension Transfer Plan (or Bulk S32), designed to accept benefits from both defined benefit and defined contribution pension schemes which are winding-up (cease to exist or being replaced by a new type of scheme).

Pension Annuities and other retirement products

        Prudential offers individual conventional immediate annuities that are either fixed or retail price indexed (referred to as RPI), where annuity payments are guaranteed from the outset, or with-profits annuities, where annuity payments are variable. A total of £2,222 million of individual conventional annuities were sold in 2005. Of this total, £1,130 million were sold to existing Prudential customers with maturing pension policies. The other £1,092 million were sold to new customers, typically individuals with a pension maturing with another provider who chose Prudential to provide their annuity. Prudential also offers bulk annuities, whereby it manages the assets and accepts the liabilities, of a company pension scheme, usually when it is being wound up by the employer. Due to the nature of the product, the volume of Prudential's bulk annuity sales is unpredictable as it depends on the decision of scheme trustees. In 2005, Prudential sold £2,030 million of bulk annuities, of which £1,450 million related to the acquisition of the portfolio of in-force pension annuities from Resolution Life's subsidiary, Phoenix Life & Pensions.

        Prudential's immediate annuity products provide guaranteed income for a specified time, usually the life of the policyholder, in exchange for a lump-sum capital payment. No surrender value is available under any of these products. The primary risks to Prudential from immediate annuity products, therefore, are mortality improvements and credit risk.

Conventional Annuities

        Prudential's conventional annuities include level (non-increasing), fixed increase and retail price index ("RPI") annuities. Prudential's fixed increase annuities incorporate automatic increases in annuity payments by fixed amounts over the policyholder's life. The RPI annuities provide for a regular annuity payment to which an additional amount is added periodically based on the increase in the UK Retail Prices Index. In 2005, sales of RPI annuities were £347 million (including £245 million of bulk annuities). In 2005, sales of level and fixed increase annuities amounted to £3,752 million (including £2,080 million of bulk annuities and £26 million of unit-linked Flexible Retirement Income Account products ("FRIA")).

With-profits Annuities

        Prudential is one of only a few companies in the United Kingdom writing with-profits annuities. In 2005, Prudential wrote £153 million of this business. Prudential's with-profits annuities combine the income features of annuity products with the investment smoothing features of with-profits products and enable policyholders to obtain equity-type returns over time. Policyholders select an "anticipated bonus" from the specific range Prudential offers for the particular product. The value of the annuity payment each year depends upon the anticipated bonus rate selected by the policyholder when the product is purchased and the bonuses Prudential declares each year during the term of the product. If bonus rates fall below the anticipated rate, then the annuity income falls.

Flexible Retirement Income Account

        FRIA offers customers a flexible retirement solution and consists of two separate products. The Flexible Income Draw-down Plan ("FIDP") offers wide investment choice, income flexibility and options on death, including the repayment of the remaining fund as a lump sum. Under the current rules for approval of pension schemes, customers can use this draw-down product to provide retirement income up to age 75. These rules require customers to purchase annuities with any remaining pension funds at age 75. The Flexible Lifetime Annuity ("FLA") offers similar investment choice and income flexibility to FIDP but no lump sum death benefits. Prudential sold £29 million of the FRIA products in 2005.

Lifetime mortgage

        In October 2005, Prudential launched Prudential Property Value Release Plan. A life time mortgage product which gives customers greater flexibility and control over the timing of when they draw down funds, thereby reducing total interest charges over the lifetime of the loan. It has been well received by advisors and customers.

M&G

        M&G is Prudential's fund management business in the United Kingdom and continental Europe and comprises retail, institutional and internal fund management activities. Its key metrics of performance are profits, net sales and investment performance.

        Gross fund inflows into M&G's retail products were a record £3.8 billion in 2005, a 90 per cent increase on 2004 as M&G maintained its fixed income sales and continued to increase fund flows into equity funds on the back of its strong fund performance. Net fund inflows for 2005 were £1.3 billion. This enabled M&G to consolidate its position as one of the top four retail fund managers in the United Kingdom, measured in terms of total funds under management (source: Investment Management Association).

        In its institutional businesses, M&G continued to reap the benefits of its position as a leading innovator in fixed income and private finance, with gross fund inflows increasing by 5 per cent to £4.1 billion during 2005. Net fund inflows were £2.5 billion. The successful strategy of developing new external business lines with attractive margins, using expertise developed for internal funds, generated increased revenue streams, especially in the area of non-correlated assets such as leveraged loans. M&G's private finance business successfully completed two more Collateralized Debt Obligations ("CDOs") during the year, bringing the total number of CDOs launched since 2001 to eleven.

        Over three years Prudential UK's main with-profits fund, which is principally managed by M&G, has generated annual returns 1.03 per cent higher than its strategic benchmark and 2.77 per cent higher than its competitor benchmark. Total performance fees in 2005 were £24 million, including £7 million of performance related fees for the management of the Prudential Assurance Company long-term and annuity funds which continued to beat their strategic and competitor benchmarks during the year. M&G also received £17 million which related to the disposal of some of the investments by PPM Capital that are not expected to recur.

        According to Standard & Poor's within the Retail business 46 per cent of M&G funds were in the top quartile over the last three years up to December 31, 2005 and 50 per cent of equity funds were in the top quartile.

        M&G's property division, Prudential Property Investment Managers ("PruPIM"), which invests primarily on behalf of the Prudential Assurance Company, significantly increased its funds under management during 2005 and expanded its product offering into the retail marketplace with the launch of the M&G Property Fund alongside its growing unit-linked funds. PruPIM is one of the largest institutional property fund managers in the UK with over £17.2 billion invested in the property market.

        The following table shows funds managed by M&G at the dates indicated.

	At December 31,
	2005	2004
	(In £ Billions)
Retail fund management	15	11
Institutional fund management	21	17
Internal fund management	113	98

Total	149	126

Retail Fund Management

        M&G's retail fund management business comprises management and distribution of retail investment products. In its most important market, the United Kingdom, distribution is increasingly through various types of intermediaries and it also sells directly to customers. M&G is also expanding its distribution into certain European markets (via M&G International) and some Asian markets.

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

Internal Fund Management

        M&G's internal fund management activities are based in the United Kingdom. Total internal funds under management at December 31, 2005 were £113 billion. Internal funds are invested by M&G in equities, fixed income securities, property and private equity.

        Where Prudential chooses to invest internal funds in the United States or Asia, this is done through PPM America in the United States and Prudential Asset Management in Asia. See "—US Business—PPM America" and "—Asian Business—Funds Management" for descriptions of PPM America and Prudential Asset Management, respectively.

Prudential Finance

        Prudential Finance manages the Group's banking relationships, core debt issuance and commercial paper programs and provides capital market solutions for Prudential group companies. Prudential Finance also carries out securities lending on behalf of M&G's clients.

Egg

        Egg offers banking and insurance products and services, including credit cards, unsecured personal loans, mortgages, savings and general consumer insurance products. It was launched in October 1998 with the goal of attracting a new segment of customers and developing a new direct distribution channel. The Egg brand has consistently targeted consumers who like to manage their own financial affairs, seek consistently good value and simple products and prefer the flexibility offered by remote access. Following its unprecedented success in attracting new customers, Egg began accepting new applications for deposit accounts exclusively through the internet in April 1999 and since then its business model has remained internet-led, supported by the telephone.

        Egg has completed the re-focus on its core UK banking business over the last 12 months with the completion of the sale of its investment wrap, an electronic platform allowing investors or their advisors to organize and transact holdings in investment funds offered by a number of investment companies, business "Funds Direct" in October 2005 and its 49.9 per cent stake in Marlborough Sterling Mortgage Services in January 2006. The exit from France was completed during 2005 with total costs incurred within the provision established in 2004. See "—Acquisitions and Disposals".

        The following table shows the total product balances for both Egg and Prudential branded products at the dates indicated.

Products

	At December 31,
	2005	2004
	(In £ Millions)
Customer savings	5,830	6,336
Mortgage loans	1,484	1,693
Credit card receivables	3,491	3,578
Personal loans	2,790	2,619

        Egg Card, the UK's first credit card designed for the internet, was launched in September 1999. Egg achieved a market share of over 5 per cent of outstanding UK credit card balances at December 31, 2005 and the balance outstanding on credit cards stood at £3,491 million. At December 31, 2005, Egg's branded savings in the UK totaled £5,706 million and Egg's own-branded mortgage balances stood at £1,019 million and its personal loan balances stood at £2,790 million.

        Egg also offers motor, travel, home and contents and life assurance, with each product type underwritten by different insurers and Egg receiving a sales commission.

        Egg also markets Prudential branded products. These product balances, included in the above table, were £465 million of mortgage loans, £124 million of savings and £0.1 million of personal loans at December 31, 2005.

        The closer partnership of Egg with Prudential's UK insurance business, as announced in December 2005, is expected to achieve revenue and cost synergies. The work to maximize the synergies between the two businesses has already started with PruHealth policies now being sold through Egg.

Acquisitions and Disposals

  Egg France

        During 2003 the decision was taken that the development of the business in France required a level of investment greater than that which Egg was prepared to take on a standalone basis. Egg therefore began negotiations with potential partners that may have led to a joint venture or similar transaction. However, no suitable business partner was identified. On July 13, 2004, Egg announced its withdrawal from the French market to focus on its successful UK business. The trading in France ceased in 2005 and the total closure costs are expected to be within the provision of £113 million established in July 2004.

  Funds Direct

        Following the decision to focus on its core UK business, Egg put Funds Direct, its investment wrap platform business, up for sale and booked a £17 million impairment charge against the full carrying value of the underlying assets in 2004. The sale was completed in October 2005.

  Marlborough Sterling Mortgage Services

        In order to focus the UK business more closely on consumer retail financial services, Egg took the decision to sell its stake in its mortgage processing joint venture back to its partner, Vertex Financial Services Ltd. This sale was completed in January 2006.

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

        Prudential's regulatory reserving for with-profits products as required by UK regulation, takes into account annual bonuses/annual interest credited to policyholders because these are "attached" to the policies and are guaranteed. Realistic reserves are also calculated for with-profits products under UK regulation. These include an allowance for final bonuses based on the asset share or a prospective valuation of the policies and the cost of guarantees, smoothing and enhancements.

        Prudential reserves for unit-linked products on the basis of the value of the unit fund and additional reserves are held for expenses and mortality where this is required by the contract design.

        As well as the reserves, the company's assets must also cover other capital requirements set out in the Integrated Prudential Sourcebook. These comprise a resilience capital requirement, which makes prudent allowance for potential future adverse movements in investment values; a with-profits insurance capital component, which is a measure of the difference in the surplus assets on regulatory and realistic bases; and the long-term insurance capital requirement, which must be held by all European Union insurance companies. See "Financial Strength of Prudential Assurance's Long-term Fund" for further information on solvency and "Realistic Financial Strength Reporting" for further information on realistic reporting.

Financial Strength of Prudential Assurance's Long-term Fund

        The fund is very strong with an inherited estate measured on an essentially deterministic valuation basis of around £9.0 billion at the end of 2005, compared with £6.8 billion at the end of 2004.

        The PAC long-term fund is rated AA+ by Standard & Poor's, Aa1 by Moody's and AA+ by Fitch Ratings.

        The table below shows the change in the investment mix of Prudential's main with-profits fund:

	2005%	2004%
UK equities	40	33
International equities	19	15
Property	15	18
Bonds	21	29
Cash and other asset classes	5	5

Total	100	100

        For the main UK with-profits fund 83 per cent of fixed income securities are investment grade with 25 per cent rated AA or above. For Prudential Annuities Limited 95 per cent of the fixed income securities are investment grade with 48 per cent rated AA or above. For Prudential Retirement Income Limited 98 per cent of total assets are investment grade with 57 per cent rated AA or above.

        With-profits contracts are long-term contracts with relatively low guaranteed amounts. This, combined with the strong financial position of the fund, enables Prudential to invest primarily in equities and property. At the end of 2005 the equity backing ratio (equity plus property) was nearly 74 per cent which reflects an approximate 10 per cent increase in the equity exposure over the year. This strategy has been driven by the perceived attractive pricing of equities relative to other assets in the earlier part of 2005. To some extent this is a retracing of the substantial (and successful) equity reduction strategy implemented towards the end of the 1990s 'bubble' period. The fund remains extremely well diversified geographically, by asset type and within the underlying stock portfolios, which we believe is an attractive feature of the Prudential with profits proposition. It helps reduce risk or expected volatility by insulating the total fund from potential weakness in any particular market or stock. The active management of the asset mix in recent years has had a substantial beneficial impact on investment returns. The broad asset mix will continue to be reviewed as the economic environment and market valuations change.

        The investment return on the Prudential main with-profits fund was 20 per cent in the year to December 31, 2005 compared with the rise in the FTSE All Share (Total Return) Index of 22 per cent over the same period. Over the last ten years the with-profits fund has consistently generated positive fund returns with 3, 5 and 10 year compound returns of 16.6 per cent per annum, 7.1 per cent per annum and 10.1 per cent per annum respectively, compared with corresponding increases in the FTSE All Share index (Total Return) of 18.5 per cent, 2.2 per cent and 7.9 per cent. These returns demonstrate the benefits of the fund's strategic asset allocation and long-term outperformance.

Realistic Financial Strength Reporting

        The FSA published its Integrated Prudential Sourcebook, which in addition to the regulatory basis that previously applied includes regulations for a more "realistic" valuation basis which applied from December 31, 2004. In the aggregate, the basis has the effect of placing a value on the liabilities of UK with-profits contracts that reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances.

        Prudential supported the FSA's objective of moving to a more realistic basis of solvency reporting. This makes companies' financial health more transparent to policyholders, intermediaries and regulators alike, and enables more informed choices to be made by policyholders. The PAC long-term with-profits sub-fund is very strong with the inherited estate (free assets) measured on a realistic basis, valued at £8.0 billion at the year end before deducting for the risk capital margin.

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

        In 2005, Prudential declared a total surplus of £2,234 million from Prudential Assurance's primary with-profits fund, of which £2,011 million was added to with-profits policies and £223 million was distributed to shareholders. This includes annual bonus rates of 3.25 per cent for the Prudence Bond and 3.25 per cent for personal pensions. In 2004, Prudential declared a total surplus of £1,986 million from Prudential Assurance's primary with-profits fund, of which £1,788 million was added to with-profits policies and £198 million was distributed to shareholders. This includes annual bonus rates of 3.25 per cent for the Prudence Bond and 3.25 per cent for personal pensions.

        The closed Scottish Amicable Insurance Fund (referred to as SAIF) declared total bonuses in 2005 of £455 million compared to £379 million in 2004. Shareholders have no interest in profits from the SAIF fund, although they are entitled to the investment management fees paid by this business. For greater detail on the SAIF fund, see "—The SAIF Sub-fund and Accounts" below.

Surplus Assets in Prudential Assurance's Long-term With-profits Fund

        The long-term fund contains the amount that PAC expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the with-profits sub-fund is equal to the policyholders' accumulated asset shares plus any additional payments that may be required for smoothing or to meet guarantees. The balance of the assets of the with-profits subfund is called the 'inherited estate' and represents the major part of the working capital of Prudential's long-term fund which enables PAC to support with-profits business by:

  •
  providing the benefits associated with smoothing and guarantees;

  •
  providing investment flexibility for the fund's assets;

  •
  meeting the regulatory capital requirements, which demonstrate solvency; and

  •
  absorbing the costs of significant events, or fundamental changes in its long-term business without affecting bonus and investment policies.

        The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

        The Company believes that it would be beneficial if there were greater clarity as to the status of the inherited estate. In due course, after discussions with the FSA, the Company may therefore take steps to achieve that clarity, whether through guidance from the court or otherwise. In any event, the Company expects that the entire inherited estate will need to be retained within the long-term fund for the foreseeable future to provide working capital, and so it is not considering any distribution of the inherited estate to policyholders and shareholders.

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

Depletion of Surplus Assets and Shareholders' Contingencies

        As a proprietary insurance company, Prudential Assurance is liable to meet its obligations to policyholders even if the assets of the long-term funds are insufficient to do so. The assets, in excess of amounts expected to be paid for future terminal bonuses and related shareholder transfers (the excess assets) in the long-term funds, represented by the unallocated surplus of with-profits funds could be materially depleted over time by, for example, a significant or sustained equity market downturn, costs of significant fundamental strategic change or a material increase in mis-selling provisions. In the unlikely circumstance that the depletion of the excess assets within the long-term fund was such that the Group's ability to treat its customers fairly was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders' funds to the long-term funds to provide financial support.

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

        Prudential Assurance's long-term fund made a further payment of £185 million to qualifying Scottish Amicable Life Assurance Society policyholders for the use of the Scottish Amicable brand and future expense synergies. This payment will be recovered by the long-term fund by means of a combination of a service agreement and a license fee agreement with Craigforth Services Limited (now renamed Prudential UK Services Limited), a shareholder-owned service company set up at the time of the acquisition.

        In addition to the payments described above, shareholders paid £415 million to qualifying Scottish Amicable Life Assurance Society policyholders, representing goodwill, and £70 million for certain Scottish Amicable Life Assurance Society strategic investments.

        The adoption on January 1, 2005 of realistic reporting of liabilities in SAIF has had the effect of including the surplus assets over declared bonuses in liabilities rather than as unallocated surplus.

        With the exception of certain guaranteed annuity products, referred to below, the majority of SAIF with-profits policies do not guarantee minimum rates of return to policyholders. Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the Prudential Assurance long-term fund would be liable to cover any such deficiency. Due to the quality and diversity of the assets in SAIF and the ability of SAIF to revise guaranteed benefits in the event of an asset shortfall, the directors believe that the probability of either the Company's long-term fund or the Company's shareholders' funds having to contribute to SAIF is remote.

Non-participating Business

        The majority of Prudential-branded non-participating business is written in the non-profit sub-fund of Prudential Assurance's long-term fund or in subsidiaries owned by the Company. Since mid-2004, Prudential has written all of its new non-profit annuity business through Prudential Retirement Income limited ('PRIL'), from which the profits are attributed solely to shareholders. Prior to that time, certain non-profit annuity business was written through Prudential Annuities Limited ('PAL'), which is wholly owned by PAC's with-profits fund. The profits on this business are attributable to the fund and not to shareholders, although indirectly shareholders get one ninth of additional amounts paid to policyholders through the declaration of bonuses.

        The unit-linked business written by Prudential Assurance and Prudential International Assurance is written with capital provided by shareholders.

Pension Mis-selling Review

        In 1988, the UK government introduced new pensions legislation intended to encourage more individuals to make their own arrangements for their pensions. During the period from April 1988 to June 1994, many individuals were advised by insurance companies, Independent Financial Advisors and other intermediaries to not join, to transfer from or to opt out of their occupational pension schemes in favor of private pension products introduced under the UK Income and Corporation Taxes Act 1988. The UK insurance regulator (previously the Personal Investment Authority, now the Financial Services Authority (FSA)), subsequently determined that many individuals were incorrectly advised and would have been better off not purchasing the private pension products sold to them. Industry participants are responsible for compensating the persons to whom private pensions were mis-sold. As a result, the FSA required that all UK life insurance companies review their potential cases of pension mis-selling and pay compensation to policyholders where necessary and, as a consequence, record a provision for the estimated costs. The Company met the requirement of the FSA to issue offers to all cases by 30 June 2002.

        Provisions in respect of the costs associated with the review have been included in benefits and claims in the consolidated income statement and the movement in unallocated surplus of with-profits funds has been determined accordingly. A provision of £331 million was held as at December 31, 2005. The table below summarizes the change in the pension mis-selling provision for the year ended December 31, 2005. The provisions shown have been calculated on a realistic basis in accordance with FRS 27; provisions reported in previous years were calculated in accordance with the November 2003 version of the ABI's Statement of Recommended Practice on Accounting for Insurance Business.

	Year ended December 31, 2005 £m	Year ended December 31,2004 £m
Balance at beginning of year	487	530
Change arising from adoption of FRS 27	(109)	—
Changes to actuarial assumptions and method of calculation	(28)	(32)
Discount unwind	14	22
Redress to policyholders	(21)	(26)
Payment of administrative costs	(12)	(7)

Balance at end of the year	331	487

        The FSA regularly updates the actuarial assumptions to be used in calculating the provision, including interest rates and mortality assumptions. The pension mis-selling provision represents the discounted value of future expected payments, including benefit payments and all internal and external legal and administrative costs of adjudicating, processing and settling those claims. To the extent that amounts have not been paid, the provision increases each year reflecting the shorter period of discount.

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

        The Group is exposed to mortgage endowment products in respect of policies issued by Scottish Amicable Life plc (SAL) and policies issued by Scottish Amicable Life Assurance Society (SALAS) and transferred into the Scottish Amicable Insurance Fund (SAIF). Provisions of £6 million in the non-profit sub-fund and £50 million in SAIF were held at December 31, 2005 to cover potential compensation in respect of mortgage endowment product mis-selling claims. As SAIF is a separate sub-fund of the Company's long-term business fund, this provision has no impact on shareholders.

        In addition, the Prudential Assurance Company's main with-profits fund paid compensation of £24 million in respect of mortgage endowment products mis-selling claims in the year ended December 31, 2005 and held a provision of £63 million at December 31, 2005, in respect of further compensation. This provision has no impact on the Group's profit before tax.

Guaranteed Annuities

        The Prudential Assurance Company used to sell guaranteed annuity products in the UK and held a provision of £52 million at December 31, 2005 compared to £49 million in 2004, within the main with-profits fund to honor guarantees on these products. The Company's main exposure to guaranteed annuities in the UK is through the Scottish Amicable Insurance Fund (SAIF) and a provision of £619 million (2004: £648 million) was held in SAIF at December 31, 2005, to honor the guarantees. As SAIF is a separate sub-fund of the Company's long-term business fund, this provision has no impact on shareholders.

US Business

        Prudential conducts its US insurance operations through Jackson National Life Insurance Company and its subsidiaries, including Curian Capital LLC, a registered investment advisor. The US operations also include PPM America, Prudential's US internal and institutional fund manager, and Prudential's US broker-dealer operations (National Planning Corporation, SII Investments, Inc., IFC Holdings, Inc. and Investment Centers of America, Inc.). At December 31, 2005, Prudential's US operations had more than 3 million policies and contracts in effect and PPM America managed approximately US$71 billion (£42 billion) of assets. In 2005, total new business premiums were £5,023 million.

US Market Overview

        The United States is the world's largest life insurance market in terms of retirement assets, with 67 per cent, or $12.9 trillion of the world's retirement savings assets concentrated in the US at the end of 2005. The ageing demographics of the US, with the first of the 77 million 'baby boomers' reaching 60 in 2006, is expected, over the next decade, to create a very significant increase in the level of distributions from retirement savings plans. Life expectancy in the US continues to increase while at the same time the average retirement age is decreasing. This has led to a large increase in the average time individuals will spend in retirement, and consequently, there is a growing risk that individuals' finances will be insufficient to cover the cost of living through retirement. These consumers are likely to have a growing need for independent financial advice and are expected to seek increasing guarantees and longevity protections from the products they purchase.

        Despite favorable demographics, the US insurance industry faces a number of challenges, both from within and outside the industry. The life insurance business is projected to grow slowly and competition is expected to be fierce. While the growth prospects for the annuity industry are more favorable, there are many players fighting for market share within the life insurance industry. Life insurance companies also compete with other financial services providers, in particular, mutual fund companies and banks, for a share of savings assets in the US, where competition is expected to intensify.

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

        The US investment markets experienced two years of unusually poor returns in 2001 and 2002, with equity markets suffering significant declines and bond defaults reaching record levels. Like its competitors, Jackson National Life was affected by these market forces. The market in 2003 was also affected by weak growth in the economy at the start of the year and declining interest rates. However, there was dramatic growth in the second half of 2003 and the first annual, positive stock index gains in three years. In 2004 interest rates remained low and equity markets were up, with the S&P index increasing by 9 per cent. During 2005, interest rates began to rise and the S&P index rose by 3 per cent.

        Prudential believes that JNL is well positioned to take advantage of the evolving opportunities in the US retirement market given its relationship-based distribution model, innovative product manufacturing capability, low cost operating model and award-winning service.

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

        When annuity products initially became popular in the United States, they were interest-rate based and provided a minimum guaranteed rate of return. However, declining interest rates eroded the after-tax benefits of these products. Meanwhile, during the 1990s there was significant growth in equity markets. As a result, equity-based and equity-linked products, with and without guarantees, became increasingly important product offerings. Reflecting this shift, industry sales of individual variable annuity products grew from $29 billion in 1992 to $128 billion in 2000, a compound annual growth rate of 20.7 per cent. During the same period, industry individual variable annuity assets grew from $212 billion to $971 billion, a compound annual growth rate of 20.9 per cent.

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

        The above trends reversed in 2001 when, for the first time in twelve years, industry-wide variable annuity sales did not increase. In 2002, annuity providers continued to face the challenges of the previous year. By year-end 2002, the S&P 500 and NASDAQ Composite Indices had declined from their year 2000 peaks by 40 per cent and 67 per cent, respectively. In these volatile equity markets, fixed annuity sales benefited from a flight to safety. In 2002, total industry individual annuity sales increased by 20 per cent to $223 billion, with the bulk of the increase coming from a continuing surge in fixed annuity sales. Nevertheless, variable annuity sales managed some increase in 2002, with significant amounts going to fixed account options.

        From 2003 to 2005, total industry individual variable annuity sales were driven by sales of principal guaranteed benefits and living benefits, and by contract holders shifting from fixed options and fixed income funds into equities as these markets improved. This resulted in an increase in total industry individual variable annuity sales of 11 per cent, 3 per cent and 3 per cent in 2003, 2004 and 2005 respectively. In 2003, total industry individual fixed annuity sales fell by 15 per cent reflecting declining interest rates, tightening spreads and declining margins, whilst in 2004 they increased by 1 per cent as a result of interest rate increases during the year and customers' expectations of further increases. In 2005, individual fixed annuity sales fell by 10 per cent reflecting the continued low interest rate environment and relatively flat yield curve on the bond market in the US.

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

        The regional broker-dealer channel focuses on firms with captive agents in specific regions of the United States. Distribution is through branch offices with an average of 10 to 15 brokers per office. Captive agents are employees of JNL licensed to distribute only JNL products.

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

        The registered investment advisor market began as a service offered to very high net worth investment clients, focusing on platforms rather than specific products, and providing institutional quality management, custom portfolios and tax services. The industry has evolved to offer personalized investment advice, very high quality money management, good returns and reasonable costs to a broader range of clients.

Jackson National Life

        Jackson National Life is a leading provider of long-term savings and retirement products to retail and institutional customers throughout the United States. Jackson National Life offers variable annuities, fixed-index annuities, individual fixed annuities, life insurance and institutional products. By developing and offering a wide variety of products, Jackson National Life believes that it has positioned itself to compete effectively in various stock market and interest rate environments. Jackson National Life markets its retail products through various distribution channels, including independent agents, broker-dealer firms (including financial planners), regional broker-dealers, banks and the registered investment advisor channel, and beginning in 2005, through its captive insurance agency, acquired through the purchase of Life of Georgia.

        The interest-sensitive fixed annuities, fixed-index annuities, immediate annuities and life insurance products are sold through independent agents, broker-dealers and banks. For variable annuity products, which can only be sold through broker-dealers licensed by the US National Association of Securities Dealers, Jackson National Life has selling agreements with such firms and is continuing to focus on its own broker-dealer distribution channel. Its institutional products division sells institutional products. In early 2003, Jackson National Life commenced operating in the registered investment advisor channel, with the launch of Curian Capital, LLC. In 2005, Jackson National Life began selling life insurance products through its newly established captive agency, JNL Southeast Agency LLC. For further information, see "—Captive Agency".

Products

        The following table shows total new business premiums in the United States by product line and distribution channel for the periods indicated, and policyholder liabilities by product line. Total new business premiums include deposits for investment contracts with limited or no life contingencies.

	Year Ended December 31,
			Policyholder Liabilities At December 31, 2005
	2005	2004
	(In £ Millions)
By Product
Annuities
Fixed annuities
Interest-sensitive	742	1,087	12,772
Fixed-index	616	429	2,436
Immediate	46	43	710
Variable annuities	2,605	1,981	10,615

Total	4,009	3,540	26,533

Life insurance	25	28	4,234

Institutional products
GICs, funding agreements and Federal Home Loan Bank of Indianapolis (FHLBI) advances	355	180	1,214
Medium term note funding agreements	634	672	3,267

Total	989	852	4,481

Total	5,023	4,420	35,248

By Distribution Channel
Independent agents	670	647
Bank	877	1,089
Broker-dealer	2,483	1,832
Captive agents	4	—
Institutional products department	989	852

	5,023	4,420

Annuities

Fixed Annuities

Interest-sensitive Annuities

        In 2005, interest-sensitive fixed annuities accounted for 15 per cent of total new business premiums and 36 per cent of policyholder liabilities of the US operations. Interest-sensitive fixed annuities are primarily deferred annuity products that are used for retirement planning and for providing income in retirement. They permit tax-deferred accumulation of funds and flexible payout options.

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

        The policy provides that at Jackson National Life's discretion it may reset the interest rate, subject to a guaranteed minimum. The minimum guarantee varies from 1.50 per cent to 5.50 per cent, depending on the date of issue, with 78 per cent of the fund at 3.0 per cent or less at December 31, 2005. In addition, Jackson National Life also offers multi-year guaranteed products.

        When the annuity matures, Jackson National Life either pays the amount in the policyholder's account to the policyholder or begins making payments to the policyholder in accordance with the policyholder's instructions. Fixed annuity policies provide for surrender charges to be assessed on surrenders generally for the first seven to nine years of the policy.

        Approximately 29 per cent of the interest-sensitive fixed annuities Jackson National Life wrote in 2005 provide for an adjustment, referred to as a market value adjustment, on surrenders in the surrender period of the policy. This formula based adjustment approximates the change in value that assets supporting the product would realize as interest rates move up or down. This adjustment can be positive or negative. The minimum guaranteed rate is not affected by this adjustment.

        Jackson National Life bears the investment and surrender risk on interest-sensitive fixed annuities, and its profits come from the spread between the yield on investments and the interest credited to policyholders (net of any surrender charges or market value adjustment) less initial and recurring expenses.

Fixed-index Annuities

        Jackson National Life ranked seventh in the sale of fixed-index annuities in the United States in 2005. Fixed-index annuities accounted for 12 per cent of total new business premiums in 2005 and 7 per cent of policyholder liabilities of the US operations. Fixed-index annuities vary in structure, but generally are deferred annuities that enable policyholders to obtain a portion of an equity index-linked return but provide a guaranteed minimum return.

        Jackson National Life hedges the equity return risk on fixed-index products using futures and options linked to the relevant index. The cost of these hedges is taken into account in setting index participation rates and caps. Recent volatility in the equity markets combined with lower bond yields has increased the cost of these hedges. In response, Jackson National Life has reduced its index participation rates and caps on new business and developed new products with index participation rates that are less sensitive to changes in these variables.

        Jackson National Life bears the investment and surrender risk on fixed-index annuities. Profit arises from the investment income earned and the fees charged on the policy, less the expenses incurred, which include the costs of the guarantees, and the return credited to the policy. Fixed-index annuities contain penalties for early surrender.

Immediate Annuities

        In 2005, immediate annuities accounted for 1 per cent of total new business premiums and 2 per cent of policyholder liabilities of the US operations. Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period of years and/or the life of the policyholder. If the term is for the life of the policyholder, then Jackson National Life's primary risk is mortality risk. This product is generally used to provide a guaranteed amount of income for policyholders and is used both in planning for retirement and in retirement itself. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and is guaranteed for the term of the annuity.

Variable Annuities

        Jackson National Life began offering variable annuity products in 1995. In 2005, variable annuities accounted for 52 per cent of total new business premiums and 30 per cent of policyholder liabilities of the US operations. Variable annuities are deferred annuities that have the same tax advantages and payout options as interest-sensitive and fixed-index annuities. They also are used for retirement planning and to provide income in retirement.

        The primary differences between variable annuities and interest-sensitive or fixed-index annuities are investment risk and return. If a policyholder chooses a variable annuity, the rate of return will depend upon the performance of the underlying fund portfolio. The policyholder bears the investment risk except for fixed account options, where Jackson National Life guarantees a minimum fixed rate of return. Jackson National Life issues variable annuity contracts where it contractually guarantees to the contract holder either a) return of no less than total deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death (guaranteed minimum death benefit), annuitisation (guaranteed minimum income benefit) or at specified dates during the accumulation period (guaranteed minimum withdrawal benefit). Annuitisation refers to an income stream from the policy over the remainder of the beneficiary's life or a defined term. Jackson National Life generally charges a fee for these benefits and hedges the equity related risk of the product using equity options and futures contracts.

        Jackson National Life credits premiums on variable annuities to a separate account or to the fixed account, depending on the policyholders' elections. The policyholders determine how the premiums will be allocated by choosing to allocate all or a portion of their accounts either to a variety of variable sub-accounts, with a choice of investment managers, or to guaranteed fixed-rate options. The rate of election of the fixed account option within variable annuities in 2005 of 20 per cent compares with 29 per cent in 2004. The value of the portion of the separate account allocated to variable sub-accounts fluctuates with the underlying investment. Jackson National Asset Management, LLC (a subsidiary of Jackson National Life) earns fee income as the investment advisor for the underlying funds and has retained the services of a number of other investment advisors to act as sub-advisors to Jackson National Asset Management, LLC. Additionally, Jackson National Life Distributors, Inc. (a subsidiary of Jackson National Life) earns a fee for distributing the funds.

        The non-fixed account portion of variable annuity products is backed by specific assets that are held in separate accounts. The assets in these separate accounts are "segregated" pursuant to state insurance law and do not form part of the assets in the US general account, which backs the remainder of the insurance business in the United States. Amounts held in the separate accounts are not chargeable with liabilities arising out of any other business Jackson National Life may conduct. All of the income and gains or losses from these assets less specified management charges are credited to or against this portion of the policies and not any other policies that Jackson National Life may issue. For IFRS reporting, separate account assets and liabilities are presented in this Form 20-F as a component of general account assets and liabilities.

        Jackson National Life earns fee income on the underlying separate account investment, earns profits from the spread between what it earns on investments backing the fixed rate accounts and the interest credited, and earns fee income for the additional elective benefits in the contract. Variable annuity policies provide for early surrender charges.

Life Insurance

        Reflecting the competitive life insurance market place and the overall trend towards asset accumulation products, Jackson National Life's life insurance products accounted for only 1 per cent of the total new business premiums and 12 per cent of policyholder liabilities of the US operations in 2005. The products offered include term life insurance, interest-sensitive life insurance and variable universal life insurance. Each of these types of insurance policies can be modified using several options and riders to provide particular benefits, including waiver of premium, accidental death benefit and supplemental term insurance.

Institutional Products

        Institutional products consist of guaranteed investment contracts (GICs), funding agreements, including agreements issued in connection with participation in the FHLBI programme, and medium term note funding agreements. In 2005, institutional products accounted for 20 per cent of total new business premiums and 12 per cent of policyholder liabilities of US operations. Jackson National Life began marketing GICs to institutional investors in December 1995. The GICs are marketed by its institutional products department to defined contribution pension and profit-sharing retirement plans. Funding agreements are marketed to institutional investors, including corporate cash accounts and securities lending funds, as well as money market funds, and are issued to the Federal Home Loan Bank of Indianapolis in connection with the FHLBI programme—see "Funding Agreements" below. Sales of institutional products increased in 2005 as Jackson National Life was able to take advantage of attractive issuance opportunities. Three types of institutional products are offered:

  •
  traditional GICs,

  •
  funding agreements, and

  •
  medium term note funding agreements.

Traditional Guaranteed Investment Contracts

        Under a traditional GIC, the policyholder makes a lump sum deposit. Interest is paid on the deposited funds, usually on a quarterly basis. The interest rate paid is fixed and is established when the contract is issued.

        Traditional GICs have a specified term, usually two to three years, and typically provide for phased payouts. Jackson National Life tailors the scheduled payouts to meet the liquidity needs of the particular retirement plan. If deposited funds are withdrawn earlier than scheduled, an adjustment is made that approximates a market value adjustment.

        Jackson National Life sells GICs to retirement plans, in particular 401(k) plans. The traditional GIC market is extremely competitive. This is due in part to competition from synthetic GICs, which Jackson National Life does not sell.

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

        Typically, brokerage accounts and money market mutual funds are required to invest a portion of their funds in cash or cash equivalents to ensure sufficient liquidity to meet their customers' requirements. The funding agreements permit termination by the policyholder on 7 to 90 days notice, and thus qualify as cash equivalents for the clients' purposes. Funding agreements terminable by the policyholder with less than 90 days notice account for less than 1 per cent of Jackson National Life's total policyholder reserves.

        During 2005, Jackson National Life became a member of the FHLBI. Membership allows Jackson National Life access to advances from FHLBI that are collateralized by mortgage related assets in Jackson National Life's investment portfolio. These advances are in the form of funding agreements issued to FHLBI. Jackson National Life is authorized to draw a maximum of $603.1 million in advances under this program. In 2005, the total premiums generated from advances from the FHLBI were $100 million.

Medium Term Note Funding Agreements

        Jackson National Life has also established European and global medium-term note programs. The notes offered may be denominated in any currency with a fixed or floating interest rate. Notes are issued to institutional investors by a special purpose vehicle and are secured by funding agreements issued by Jackson National Life.

Distribution and Marketing

        Jackson National Life distributes products in all 50 states of the United States and in the District of Columbia, although not all products are available in all states. Operations in the state of New York are through a New York insurance subsidiary.

        Jackson National Life focuses on independent distribution systems. It supports its network of independent agents and brokers with education and training programs. A substantial portion of the costs associated with generating new business are not fixed costs but vary directly with the level of business produced. As a result, industry figures show that the costs are low relative to other US insurers.

        Jackson National Life offers internet-based support to its broker-dealers. It continues to expand its internet-based services, increasing amounts of information available for both customers and agents.

Independent Agents

        The insurance and fixed annuity products are distributed through independent agents located throughout the United States. These approximately 22,000 licensed insurance agents or brokers, who also may represent other companies, are supported by four regional marketing offices. Jackson National Life generally deals directly with writing agents and brokers thereby eliminating intermediaries, such as general agents. This distribution channel has enabled it to generate significant volumes of business on a low, variable cost basis. Jackson National Life is responsible for providing agents with product information and sales materials.

Broker-Dealers

        Jackson National Life Distributors, Inc. (JNLD), a broker-dealer, is the primary wholesale distribution channel for the variable annuity products. JNLD also sells fixed-index annuities and fixed annuities. An internal network of wholesalers supports this distribution channel. These wholesalers meet directly with broker-dealers and financial planners and are supported by an extensive home office sales staff. There are more than 700 active selling agreements with regional and independent broker-dealer organizations throughout the United States, which provides JNL access to nearly 73,000 appointed agents.

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

Independent Broker-Dealers

        Jackson National Life's retail distribution is managed by its independent broker-dealer network, National Planning Holdings ("NPH"), which is made up of four firms, National Planning Corporation, SII Investments, Inc., INVEST Financial Corporation and Investment Centers of America, Inc. Jackson National Life's broker-dealer group had contracts with more than 2,500 registered representatives at the end of 2005.

Registered Investment Advisor

        Commencing operation in early 2003, Curian Capital, LLC (Jackson National Life's registered investment advisor channel) provides innovative fee-based separately managed accounts and investment products to advisors through a sophisticated technology platform.

        The registered investment advisor industry began as a service offered to very high net worth investment clients, focusing on platforms rather than specific products, and providing institutional-quality management, custom portfolios and tax services. The industry has evolved to offer personalized investment advice, very high quality money management, good returns and reasonable costs to a broader range of clients.

Institutional Products Department

        Jackson National Life markets its institutional products through its institutional products department. It has direct contacts with banks, municipalities, asset management firms and direct plan sponsors. Institutional products are distributed and marketed through intermediaries to these groups.

Captive Agency

        In connection with the acquisition of Life of Georgia in 2005, Jackson National Life established the JNL Southeast Agency ("JNLSA"), the Company's first captive agency since 1970. JNLSA, with approximately 100 life insurance agents, was formed to help retain the Life of Georgia book of business and to create a new distribution channel for Jackson National Life's life insurance products.

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

        Jackson National Life designs its interest-sensitive products and conducts its investment operations to match closely the duration of the assets in its investment portfolio with the annuity, whole life, universal life and guaranteed investment contract product obligations. Jackson National Life seeks to achieve a target spread between what it earns on its assets and what it pays on its liabilities by investing principally in fixed-rate securities and in options and futures to match the equity-related returns under its products linked to equity indices.

        Jackson National Life segregates its investment portfolio for certain investment management purposes and as part of its overall investment strategy into four portfolios: fixed annuities without market value adjustment, fixed annuities with market value adjustment, fixed-index annuities and institutional liabilities. The portfolios backing fixed annuities with and without market value adjustments and the fixed-index annuities have similar characteristics and differ primarily in duration. The portfolio backing the institutional liabilities has its own mix of investments that meet more limited duration tolerances. Consequently, the institutional portfolio is managed to permit less interest rate sensitivity and has limited exposure to mortgage-backed securities. At December 31, 2005, 4 per cent of the institutional portfolio was invested in residential mortgage-backed securities.

        The fixed-rate products may incorporate surrender charges, market value adjustments, two-tiered interest rate structures or other limitations relating to when policies can be surrendered for cash, in order to encourage persistency. At December 31, 2005, Jackson National Life's fixed annuity reserves that had surrender penalties or other withdrawal restrictions remained unchanged at 72 per cent compared to 2004. Substantially all of the institutional portfolio had withdrawal restrictions or market value adjustment provisions.

        Fixed-index annuities issued by Jackson National Life also include an equity component that is hedged using equity options and futures contracts issued on the corresponding exchange. The equity component of these annuities, constitutes an embedded derivative under IAS 39, 'Financial Instruments: Recognition and Measurement' that is carried at fair value, as are other derivative instruments.

        Guaranteed benefits issued by Jackson National Life in conjunction with the sales of variable annuity contracts expose Jackson National Life to equity risk as the benefits generally become payable when equity markets decline below the guaranteed amount. Certain of these benefits are carried at fair value under IAS 39 with changes in fair value recorded in income. Jackson National Life hedges this risk using equity options and futures contracts, which are also carried at fair value under IAS 39. As certain benefits have mortality risk and, are therefore, precluded from being carried at fair value, the income statement includes a timing difference due to changes in fair value.

Underwriting

        The decision to underwrite a particular life policy depends upon the assessment of the risk to Jackson National Life represented by the proposed policy. The risk selection process is performed by underwriters who evaluate policy applications on the basis of information provided by the applicant and other sources. Specific medical tests may be used to evaluate policy applications based on the size of the policy, the age of the applicant and other factors.

        Jackson National Life's underwriting rules and procedures are designed to produce mortality results consistent with the assumptions used in product pricing while providing for competitive risk selection.

Reserves

        Except for certain non-insurance deposit type accounts and as allowed under IFRS, Jackson National Life uses reserves established on a US GAAP basis as the basis for consolidation into Prudential's IFRS accounts.

        For the fixed and variable annuity contracts and institutional products, the reserve is the policyholder's account value. For the immediate annuities, reserves are determined as the present value of future policy benefits. Mortality assumptions are based on the 1983a Individual Annuitant Mortality Table and the Annuity 2000 Mortality Table for newer issues. Interest rate assumptions currently range from 2.0 per cent to 8.0 per cent.

        For the traditional term life contracts, reserves for future policy benefits are determined using the net level premium method and assumptions as to mortality, interest, policy persistency and expenses.

Mortality assumptions are generally from 25 per cent to 160 per cent of the 1975-1980 Basic Select and Ultimate tables, depending on underwriting classification and policy duration. Interest rate assumptions range from 4.0 per cent to 8.0 per cent. Persistency and expense assumptions are based on Jackson National Life's experience.

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

        Jackson National Life limits the amount of risk it retains on new policies. Currently, the maximum risk that is retained on new policies is $2.0 million. Jackson National Life is not a party to any risk reinsurance arrangement with any reinsurer pursuant to which the amount of reserves on reinsurance ceded to such reinsurer equals more than 1 per cent of total policy reserves.

        Beginning in late 1995, Jackson National Life entered into reinsurance agreements to cede 80 per cent of its new level premium term life insurance business written in the United States to take advantage of competitive pricing in the reinsurance markets. Beginning January 1, 1999, it began to cede 90 per cent of new writings of level premium term products. Jackson National Life intends to continue to cede a significant proportion of new term life insurance business for as long as pricing in the reinsurance markets remains favorable.

        Effective from December 31, 2002, Jackson National Life cedes the guaranteed minimum death benefit coverage associated with certain variable annuities issued prior to December 31, 2002 to an affiliate, Prudential Atlantic Reinsurance Company, Dublin, Ireland.

        Jackson National Life cedes the guaranteed minimum income benefit on variable annuities to an unaffiliated reinsurer.

        In connection with the purchase of Life of Georgia, Jackson National Life acquired certain lines of business that have been wholly ceded to non-affiliates. These include both direct and assumed accident and health business, direct and assumed life insurance business and certain institutional annuities.

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

PPM America

        PPM America is Prudential's US fund management operation, with offices in Chicago and New York. Its primary focus is to manage funds for Jackson National Life and therefore the majority of funds under management are fixed interest in nature. PPM America has also launched a number of institutional high yield and special investment vehicles to leverage their fund management capabilities into new areas. PPM America also serves as investment advisor for certain mutual funds, several private investment funds and structured finance vehicles, and the US equity and fixed income portion of portfolios of certain affiliates within Prudential.

Life Insurance Company of Georgia (‘Life of Georgia')

        Jackson National Life completed the purchase of Life of Georgia in May 2005 for a preliminary consideration of £142 million. This acquisition doubled the number of Jackson National Life's in-force life and annuity policies, adding scale to its operating platform and expanding its distribution capability, as well as further diversifying its income streams. This transaction enabled Jackson National Life to grow its life business at a higher return and faster rate than could be achieved organically.

        The preliminary purchase price is subject to post-closing adjustments with resolution expected in 2006.

        The purchase of Life of Georgia utilized a portion of the capital generated through Jackson National Life's sale of Jackson Federal Bank completed in October 2004 to Union Bank of California for a consideration of £166 million.

        On December 31, 2005, Life of Georgia was merged into Jackson National Life. At year end 2005 Jackson National Life had substantially completed the integration of the 1.5 million Life of Georgia policies onto its own operating platform, demonstrating its capability in consolidating large blocks of business. The Company expects that Jackson National Life will continue to consider further US bolt-on acquisitions as opportunities arise.

Asian Business

        Asia's life insurance markets are very attractive with large scale and high growth rates supported by economic growth, favorable demographics and market liberalizations. However, there are some formidable barriers to successful entry, including entrenched incumbents, the pace of change and nature of regulations, mandatory domestic partners in some markets and a shortage of experienced staff. Acquisition opportunities, particularly of scale businesses, are limited and in North Asian markets are likely to involve back books that currently experience negative spread and hence require material provisions under European regulatory capital requirements.

        Since the mid 1990s Prudential has been progressively building its Asian platform; strengthening and protecting its market leading positions in its established markets (Singapore, Hong Kong and Malaysia), entering emerging markets (Thailand, Indonesia, Philippines, Vietnam), securing strong joint venture partners for the sizable opportunities in India and China (ICICI and CITIC respectively) and taking positions in the large North Asian markets of Taiwan, Japan and Korea. Prudential now has over 7 million customers in Asia, up from 1.5 million in 2000.

        Prudential has been focused on building proprietary distribution as the most effective way of delivering sustainable new business volumes and managing the product range typically through growing tied agency and integrated bancassurance arrangements (such as with Standard Chartered Bank in Hong Kong). Prudential also prioritizes economic capital efficiency, profitability and customer focus in its Asian product portfolio as seen, for example, with the introduction of unit linked products across the region, an emphasis on regular premium policies, life stage themed marketing and purposely limiting participation in the lowest margin sectors.

        Taiwan's macro economic environment remains challenging with interest rates currently at record lows leading to negative spread issues affecting the whole industry, particularly on tranches of business sold prior to 2002. Prudential remains confident that any potential deficits are more than adequately supported by the profitable new business, particularly unit-linked, that it has now been writing for a number of years. Prudential remains firmly focused on long-term profitability. In 2005, Prudential's sales mix was 82 per cent linked products compared to the industry total of 39 per cent and new business premiums on an Annual Premium equivalent basis increased by approximately 7 per cent in 2005 compared to 2004.

        A new business processing hub was launched in Kuala Lumpur, Malaysia in early 2005 under the name Prudential Services Asia. This is already successfully processing business for the Malaysian and Singaporean life operations and plans are in place for a second hub to be launched in China in 2006.

        In 2005, significant progress was made with embedding a risk management and compliance framework. Prudential employs 'three lines of defense'; the operational management in each business, strong risk management related functions and an independent internal audit function.

        Prudential Corporation Asia's high proportion of profitable, regular premium business combined with sound operational management means cash flows can be predicted with some certainty. As previously announced, it is expected that the business is on target to fund continued strong growth internally and begin remitting surplus cash back to the Group from 2006 onwards.

        In summary, Prudential has an excellent track record of building a profitable business in Asia and the scale of the opportunity for continued growth is clear.

Development of Prudential's Asian Business

        Prudential's Asian operations are managed by its Hong Kong-based regional head office. Prudential's operations in Asia date from 1923, when it opened a branch office in India, which served the Indian sub-continent and several Middle Eastern countries with historic ties to the United Kingdom. In 1924, Prudential opened a branch office in Malaysia. Prudential expanded into Singapore in 1931 and opened a branch office in Hong Kong in 1964 first selling general insurance products followed by life insurance a few years later. In 1956, Prudential's Indian operations were nationalized and, in 1984, the Malaysian government required Prudential to sell a majority interest in its Malaysian operations to a local company. A majority share of the Malaysian operations was then reacquired in 1998. A group strategy review in the early 1990s identified significant opportunities for Prudential in the Asian life sector and Prudential Corporation Asia was established in 1994 to develop a material and profitable Asian business.

        During 1995 and 1996, Prudential Corporation Asia entered Thailand and Indonesia through acquisitions and launched a new operation in the Philippines. These were followed by re-entry into India with a joint venture mutual fund operation in 1998 (currently 49 per cent ownership), the acquisition of a Taiwanese life insurance operation and the launch of a new life insurance operation in Vietnam in 1999. In 2000, Prudential acquired a mutual fund business in Taiwan, launched new life insurance operations in China (50 per cent ownership) and India (26 per cent ownership) and established a joint venture in Hong Kong for the Mandatory Provident Fund ("MPF") and mutual funds (36 per cent ownership).

        Prudential Corporation Asia continued its geographic expansion in 2001 with acquisitions of small, life companies in Japan and South Korea. Also in 2001, Prudential Corporation Asia acquired Allstate's small operations in Indonesia and the Philippines. In June 2002, Prudential Corporation Asia acquired ING's small life operation in the Philippines and in October 2002 acquired Good Morning ITMC, a mid-sized South Korean mutual fund operation.

        The Japanese life market remains very challenging and in 2003, Prudential scaled back its operations to focus on higher value distribution channels and more profitable products. While the operation is now somewhat more efficient with lower expense levels and has made some progress with establishing new distribution channels, it will take some time to deliver material volumes and become a positive contributor to Prudential Corporation Asia's overall results. During 2005, the acquired goodwill of the

Japanese life company was tested for impairment and a charge of £120 million has been separately disclosed in the consolidated income statement. The charge reflects the slower than expected development of the Japanese life business.

        Prudential Corporation Asia has also launched mutual fund operations in Japan, Singapore, Malaysia, China (joint venture with CITIC—33 per cent ownership) and maintains its composite insurance licenses in Singapore and Malaysia though little general insurance business is currently written.

        In India, our joint venture with ICICI continues to be a leading private sector player. In 2004, the Indian government announced its intention to allow increased foreign ownership in Indian companies, and Prudential remains interested in increasing our stake in the joint venture. However, the relevant legislation remains to be put before the Indian Parliament.

        In 2005, licences to sell financial services products in six new cities in China were granted to CITIC-Prudential by the Chinese authorities, bringing the total number of such licences on December 31, 2005 to ten. As of April 30, 2006, CITIC-Prudential had been granted 13 life insurance licences to operate in China. Prudential believes the main challenge facing foreign players trying to become established in China is the need to develop local management teams to support geographical expansion. Prudential believes that it has a real advantage in being able to leverage its existing Chinese speaking operations to help develop new teams quickly. In 2005, sales in China increased by 47 per cent over 2004.

        Prudential and Bank Simpanan Nasional ("BSN') which was originally the Malaysian Post Office Bank and is now wholly owned by the Ministry of Finance, established a joint venture to leverage Prudential's existing network of over 7,000 agents and BSN's network of 391 branches.

        In January 2006, the Malaysian authorities granted the joint venture a license to develop and market insurance products to Muslim Malays who make up more than 60 per cent of the population.

        Prudential believes the key ingredients for the long-term Asian growth model are firmly in place: high population densities, high personal savings rates, improving education levels, increasingly entrepreneurial environment, rapid urbanization and deregulation.

        Prudential Corporation Asia's strategic themes are to:

  •
  build scale in the markets with the potential to deliver profitability over long-term,

  •
  continue its core distribution strategy of building agency, with a strong emphasis on productivity and quality of sales,

  •
  continue to build complementary bank and direct distribution,

  •
  deliver good customer service,

  •
  continue to build a profitable and significant mutual fund business,

  •
  leverage opportunities to create value from synergies, and

  •
  operate high standards of governance, risk management and compliance throughout.

Distribution

        Strengthening distribution continues to be a major priority. In 2005, agent numbers grew by 26 per cent to over 170,000 with geographic expansion in India and China being a key driver (up 36 per cent and 37 per cent respectively). In Indonesia the business has excellent momentum and has increased agent numbers by 89 per cent during the year. In the established markets (Singapore, Hong Kong and Malaysia) improving agency productivity is a key initiative and whilst this improved in 2005 there is still significant room for growth. Prudential believes that its multi-channel distribution model in Korea is a valuable asset as, whilst volumes from direct campaigns such as a home shopping channel have waned and bank distribution has been limited by regulatory caps and industrial action, insurance sales growth for 2005 of 88 per cent reflects great success in increasing the number of tied financial advisors (up 132 per cent) and extending the number of general agents (brokers).

        Currently 75 per cent of Prudential Corporation Asia's sales come from its tied agency distribution, and whilst this will remain the primary channel for some time, there is the potential to further expand alternate channels, particularly banks and direct marketing. Bancassurance with Standard Chartered Bank in Hong Kong continues to be especially successful, and Prudential believes there is considerable potential for further development in bancassurance particularly in Singapore, Malaysia and Taiwan over the short- to medium-term. Prudential believes that the life insurance business in Japan remains challenging, and after piloting a financial advisor channel with little success and high running costs, this channel was closed in January 2006; the emphasis is now on developing profitable partnership distribution opportunities.

Products

        Prudential Corporation Asia offers a range of products including life insurance with some accident and health options, personal lines property and casualty insurance and also mutual funds. In January 2006, it also received approval to launch new products in Malaysia with joint venture partner Bank Simpanan Nasional (BSN).

Life Insurance

        The life insurance products offered by Prudential Corporation Asia include a range of with-profits and non-participating term, whole life, endowment and unit-linked policies. Prudential Corporation Asia also offers health, disability, critical illness and accident coverage to supplement its core life products.

        Prudential Corporation Asia has a strong focus on capital-efficient product innovation and packages products to meet specific customer needs. In 1992, Prudential Corporation Asia was the first company to launch unit-linked products in Singapore and subsequently has leveraged this expertise with great success across the region. Only Thailand and Vietnam do not have unit linked products as these products are not yet permitted by their regulators.

Funds Management

        In addition to the life insurance products described above, Prudential offers mutual fund investment products in India, Taiwan, Japan, Singapore, Malaysia, Hong Kong and Korea, allowing customers to participate in debt, equity and money market investments. The Company earns a fee based on assets under management. In 2005, Prudential also received licenses to sell mutual funds in China and Vietnam.

        In Hong Kong, Prudential Corporation Asia has a successful joint venture with Bank of China International ("BOCI") for the Mandatory Provident Fund ("MPF") and also unit trusts. As from December 1, 2000, employees, employers and the self-employed in Hong Kong became obliged to make contributions to the MPF. The plans that comprise the MPF are defined contribution pension plans with immediate vesting, preservation until retirement (or some other event specified by legislation) and full portability. Individuals are required to make monthly mandatory contributions of 5 per cent of salary and employers make contributions equal to 5 per cent of the employee's salary to the individual's accounts in the Fund. Both employee and employer contributions are subject to a maximum amount, currently HK$1,000 per month, the equivalent of £65 per month. Additional voluntary contributions are possible.

        Prudential Asset Management ("PAM") (formerly PPM Asia) is Prudential Corporation Asia's fund management division responsible for managing Prudential Corporation Asia's life and third party institutional funds including the Prudential group's investments in the Asia-Pacific region. PAM has offices in Singapore, Hong Kong and Tokyo.

        The Asian fund management business had £26.2 billion of funds under management as at December 31, 2005, of which £10.1 billion related to third party funds in operations in India, Taiwan, Japan, Korea, Malaysia, Singapore and Hong Kong. Prudential Corporation Asia is a top five foreign provider of mutual funds in all countries in which it operates with the exception of Japan, where significant progress has been made in a very competitive mutual fund market. In 2005, the fund management business continued to expand geographically with the securing of fund management licenses in China, through the joint venture with CITIC, and in Vietnam. This takes the total number of countries in which the business has a presence to nine. The geographic expansion of the past few years has been matched by growth in market share, with Korea, Japan, India and Malaysia being notable successes.

        Net inflows from third parties of £1.3 billion were driven by strong net inflows in Japan of £905 million and Korea of £926 million, although these were offset by net outflows in Taiwan of £745 million due to an unsettled bond fund market.

        Total reported third party funds under management of £10.1 billion were up 13 per cent on 2004. In August last year, ICICI increased its stake in Prudential's India asset management joint venture from 45 per cent to 51 per cent. As a result, Prudential no longer consolidates this business at 100 per cent and the year end numbers are reported at 49 per cent, resulting in a £1.5 billion reduction in funds under management for the year.

Products and Profitability

Life Insurance Products

        Unit-linked products combine savings with protection and the cash value of the policy depends on the value of the underlying unitized funds. Participating products provide savings with protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurer. Non-participating products offer savings with protection where the benefits are guaranteed or determined by a set of defined market related parameters. Accident and Health ("A&H") products provide mortality or morbidity benefits and include health, disability, critical illness and accident coverage. A&H products are commonly offered as supplements to main life insurance policies but can also be sold separately.

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

        Unit-linked products tend to have higher profit than traditional non-linked products as expenses and charges are better matched and solvency capital requirements are lower. At the end of 2005 Prudential Corporation Asia offered unit-linked products in 10 of the 12 countries in Asia in which it operates.

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

New Business Premiums

        In 2005, total sales of insurance products were £1,485 million, up 27 per cent from 2004 (£1,172 million). Of this amount, regular premium insurance sales were up 27 per cent to £648 million and single premium insurance sales increased 26 per cent from £662 million in 2004 to £837 million.

        The following table shows Prudential's Asian life insurance new business premiums by territory for the periods indicated. In this table "Other Countries" includes, Thailand, The Philippines and Vietnam.

	2005	2004
	(In £ Millions)
Singapore	342	246
Hong Kong	372	333
Malaysia	75	68
Taiwan	274	231
Japan	34	24
Korea	161	96
China	40	25
Indonesia	84	66
India (Group's 26% interest in joint venture with ICICI)	61	38
Other countries	42	45

Total	1,485	1,172

        In addition, for the year ended December 31, 2005, Prudential Corporation Asia's mutual funds had third party funds under management of £10.1 billion, up from £8.5 billion in 2004, following net sales of £1.3 billion during the year, up 3 per cent from 2004. The £10.1 billion of funds under management at the end of 2005 primarily comprised of, Korea £2.8 billion, Japan £2.7 billion, India £1.5 billion and Taiwan £1.3 billion.

Investments

General

        The overall financial strength of the Prudential group and the results, both current and future, of the insurance business are in part dependent upon the quality and performance of the various investment portfolios in the United Kingdom, the United States and Asia.

Prudential's Total Investments

        The following table shows Prudential's insurance and non-insurance investments at December 31, 2005. In addition, at December 31, 2005 Prudential had £41.6 billion of external mutual funds under management. Assets held to cover linked liabilities relate to unit-linked and variable annuity products. In this table, investments are valued as set out in Note A4 of the notes to Prudential's consolidated financial statements.

	At December 31, 2005
	UK £m	M&G £m	Egg £m	Total UK £m	United States £m	Asia £m	Other £m	Total £m
Investment properties	11,751	1	0	11,752	41	39	0	11,832
Investments accounted for using the equity method	0	0	5	5	0	0	0	5
Financial investments:
Loans and receivables	1,128	0	7,430	8,558	3,577	1,105	0	13,240
Equity securities	47,861	9	0	47,870	273	3,138	0	51,281
Debt securities	42,350	456	2,117	44,923	24,290	3,957	788	73,958
Other investments	1,759	917	195	2,871	825	42	82	3,820
Deposits	5,747	0	0	5,747	380	307	76	6,510

Total financial investments	98,845	1,382	9,742	109,969	29,345	8,549	946	148,809

Total investments excluding assets held to cover linked liabilities, portfolio holdings in unit trusts and other eliminations	110,596	1,383	9,747	121,726	29,386	8,588	946	160,646

Assets held to cover linked liabilities, portfolio holdings in unit trusts and other eliminations	20,667	—	—	20,667	8,574	2,676	(171)	31,746

Total investments	131,263	1,383	9,747	142,393	37,960	11,264	775	192,392

Prudential's Investment Yields

        The following table shows the income from the investments of Prudential's operations by asset category for the periods indicated. This table does not include investment income from assets held to cover linked liabilities, portfolio holdings in unit trusts and separate account assets. Yields have been calculated using the average of opening and closing balances for the appropriate asset.

	Year Ended December 31,
	Yield	2005 Amount	Yield	2004 Amount
	(In £ Millions, Except Percentages)
Investment properties
Net investment income	6.4%	768	7.2%	829
Net realized investment gains (losses)	6.2%	753	2.3%	261
Net unrealized investment gains (losses)	5.0%	600	8.5%	979
Ending assets		11,832		12,332
Investments accounted for using the equity method
Net investment income	0%	0	0%	0
Net realized investment gains (losses)	0%	0	0%	0
Net unrealized investment gains (losses)	0%	5	0%	5
Ending assets		5		5
Loans and receivables
Net investment income	7.8%	999	7.7%	916
Net realized investment gains (losses)	3.4%	434	1.3%	153
Net unrealized investment gains (losses)	11.2%	1,435	10.3%	1,219
Ending assets		13,240		12,421
Equity securities
Net investment income	6.1%	2,731	5.2%	1,883
Net realized investment gains	4.8%	2,177	3.4%	1,234
Net unrealized investment gains (losses)	14.7%	6,609	6.7%	2,443
Ending assets		51,281		38,763
Debt securities
Net investment income	6.2%	4,455	6.5%	4,548
Net realized investment gains (losses)	0.4%	287	0%	0
Net unrealized investment gains (losses)	2.5%	1,779	1.1%	763
Ending assets		73,958		69,613
Other investments
Net investment income	3.6%	115	4.3%	100
Net realized investment gains	4.0%	125	1.3%	31
Net unrealized investment gains (losses)	13.1%	414	10.4%	245
Ending assets		3,820		2,491
Deposits
Net investment income	5.6%	327	3.2%	141
Net realized investment gains	0%	0	0%	0
Net unrealized investment gains (losses)	0%	0	0%	0
Ending assets		6,510		5,200
Total
Net investment income	6.2%	9,395	6.3%	8,417
Net realized investment gains	2.5%	3,776	1.3%	1,679
Net unrealized investment gains (losses)	7.2%	10,842	4.2%	5,654
Ending assets		160,646		140,825

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

Internal funds under management

        Prudential manages 88 per cent of its group funds principally through its fund management businesses, M&G in the United Kingdom, together with PPM America in the United States and Prudential Asset Management (formerly PPM Asia) in Singapore, Hong Kong and Japan. Approximately 5 per cent of the group's funds relate to assets held by the banking operations and the remaining 7 per cent mainly relate to assets held to back unit linked, unit trust and variable annuity liabilities.

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

        For Prudential's UK pension annuities business and other non-participating business the objective is to maximize profits while ensuring stability by closely matching the cash flows of assets and liabilities. To achieve this matching, the strategy is to invest in fixed income securities of appropriate maturity dates.

        For Prudential's unit-linked business, the primary objective is to maximize investment returns subject to following an investment policy consistent with the representations Prudential has made to its unit-linked product policyholders.

Investments

        The following table shows the investments relating to Prudential's UK insurance business, other than its unit-linked business, at December 31, 2005. The with-profits fund also includes two other businesses, SAIF and Prudential Annuities Limited. The investments in respect of SAIF are shown separately. The investments in respect of Prudential Annuities Limited are included within the Annuities column. The "Other" column includes investments relating to solvency capital of unit-linked funds and investments relating to non-life long-term business.

	At December 31, 2005
	With- Profits	Shareholder- backed Annuities	SAIF	Other	Total	Total %
	(In £ Millions, Except Percentages)
Investment properties	9,962	198	1,586	5	11,751	10.6
Financial investments:
Loans and receivables:
Mortgage loans	213	37	0	9	259
Policy loans	30	0	16	1	47
Other loans	616	7	197	2	822

Total loans and receivables	859	44	213	12	1,128	1.0
Equity securities:
United Kingdom:
Listed	26,617	6	5,129	0	31,752
Unlisted	313	0	36	0	349

Total United Kingdom	26,930	6	5,165	0	32,101	29.0

International:
United States	1,992	0	288	0	2,280
Europe (excluding the United Kingdom)	4,846	0	796	0	5,642
Japan	1,653	0	313	0	1,966
Pacific (excluding Japan)	3,079	0	646	0	3,725
Other	1,839	0	307	1	2,147

Total international	13,409	0	2,350	1	15,760	14.3

Total equity securities	40,339	6	7,515	1	47,861	43.3

Debt securities:
UK government	1,910	1,361	250	835	4,356
US government	421	0	0	15	436
Other	25,134	5,898	4,460	2,066	37,558

Total debt securities	27,465	7,259	4,710	2,916	42,350	38.3

Other investments:
Participation in investment pools	621	0	63	0	684
Other financial investments	620	0	117	0	737
Derivative asset	225	6	57	50	338

Total other investments	1,466	6	237	50	1,759	1.6

Deposits	3,987	438	723	599	5,747	5.2

Total investments	84,078	7,951	14,984	3,583	110,596	100.0

Equity Securities

        Prudential's UK insurance operations, excluding unit-linked business, had £47,861 million invested in equities at December 31, 2005. Most of these equities support Prudential Assurance's with-profits fund and the SAIF fund, both of which are managed using the same general investment strategy. The following table shows the geographic spread of this equity portfolio by market value in accordance with the policies described in Note A4 of the notes to the consolidated financial statements.

	At December 31, 2005
	Market Value	%
	(In £ Millions, Except Percentages)
United Kingdom	32,101	67.1
United States	2,280	4.8
Europe (excluding United Kingdom)	5,642	11.8
Japan	1,966	4.1
Pacific (excluding Japan)	3,725	7.7
Other	2,147	4.5

Total	47,861	100.0

        The UK equity holdings are well diversified and broadly mirror the FTSE All-Share share index. Prudential holds equities in 553 UK companies. At December 31, 2005, the ten largest holdings in UK equities amounted to £13,362 million, accounting for 41.6 per cent of the total UK equity holdings of £32,101 million supporting the UK insurance operations. The following table shows the market value of the ten largest holdings in UK equities at December 31, 2005.

	At December 31, 2005
	Market Value	%
	(In £ Millions, Except Percentages)
B.P.	2,987	9.3
GlaxoSmithKline	1,784	5.6
Vodafone Group	1,614	5.0
HSBC Holdings	1,546	4.8
Royal Dutch Shell	1,243	3.9
The Royal Bank of Scotland Group	1,128	3.5
Barclays	1,072	3.3
Astra Zeneca	801	2.5
Rio Tinto	596	1.9
Diageo	591	1.8

Total	13,362	41.6

        All industry sectors are represented in Prudential's equity portfolio. At December 31, 2005, within the £32,101 million in UK equities supporting the UK insurance operations, Prudential had £22,153 million, or 68.9 per cent of the holdings invested in ten industries. The following table shows the primary industry concentrations based on market value of the portfolio of UK equities relating to the UK insurance business at December 31, 2005.

	At December 31, 2005
	Market Value	%
	(In £ Millions, Except Percentages)
Banks	5,533	17.2
Oil and Gas	4,753	14.8
Pharmaceuticals and Biotech	2,740	8.5
Telecommunication Services	2,685	8.4
Mining	1,655	5.2
Media and Entertainment	1,099	3.4
Leisure and Hotels	1,041	3.2
Construction & Building Materials	1,031	3.2
Investment Companies	811	2.5
Utilities	805	2.5

Total	22,153	68.9

Debt Securities

        At December 31, 2005, 88.7 per cent of Prudential's debt securities supporting the UK insurance operations were issued by corporations and overseas governments other than the US, 10.3 per cent were issued or guaranteed by the UK government and 1.0 per cent were issued or guaranteed by the US government. These guarantees relate only to payment and, accordingly, do not provide protection against fluctuations in market price that may occur during the term of the fixed income securities.

        The following table shows the market value of the debt securities portfolio by maturity at December 31, 2005, in accordance with the policies described in Note A4 of the notes to the consolidated financial statements.

	At December 31, 2005
	Market Value	%
	(In £ Millions, Except Percentages)
Securities maturing:
Within one year	1,122	2.7
Over one year and up to five years	5,060	12.0
Over five years and up to ten years	7,723	18.2
Over ten years and up to fifteen years	4,751	11.2
Over fifteen years	23,694	55.9

Total debt securities	42,350	100.0

        The following table shows debt securities by rating:

	At December 31, 2005
	Market Value	%
	(In £ Millions, Except Percentages)
S&P—AAA	11,245	26.6
S&P—AA+ to AA-	3,450	8.1
S&P—A+ to A-	10,274	24.3
S&P—BBB+ to BBB-	4,495	10.6
S&P—Other	930	2.2

	30,394	71.8

Moody's Aaa	1,261	3.0
Moody's—Aa1 to Aa3	1,012	2.4
Moody's—A1 to A3	1,113	2.6
Moody's—Baa1 to Baa3	771	1.8
Moody's Other	389	0.9

	4,546	10.7

Fitch	949	2.2
Other	6,461	15.3

Total debt securities	42,350	100.0

Real Estate

        At December 31, 2005, Prudential's UK insurance operations had £11,751 million of investments in real estate. The following table shows the real estate portfolio by type of investment. The real estate investments are shown at market value in accordance with the policies described in Note A4 of the notes to the consolidated financial statements.

	At December 31, 2005
	Market Value	%
	(In £ Millions, Except Percentages)
Office buildings	3,763	32.1
Shopping centers/commercial	4,574	38.9
Retail warehouses/industrial	2,978	25.3
Development	227	1.9
Other	209	1.8

Total	11,751	100.0

        Approximately 51.1 per cent of the UK held real estate investment is located in London and Southeast England (Buckinghamshire, Berkshire, East and West Sussex, Hampshire, Isle of Wight, Kent, Oxfordshire and Surrey) with 42.6 per cent located throughout the rest of the United Kingdom and the remaining 6.3 per cent located overseas.

Investments Relating to Prudential's US Insurance Business

Strategy

        The investment strategy of the US Operations, for business other than the variable annuity business, is to maintain a diversified and largely investment grade debt securities portfolio that maintains a desired investment spread between the yield on the portfolio assets and the rate credited on policyholder liabilities. Interest rate scenario testing is continually used to monitor the effect of changes in interest yields on cash flows, the present value of future profits and interest rate spreads.

        The investment portfolio of the US Operations consists primarily of debt securities, although the portfolio also contains investments in mortgage loans, policy loans, common and preferred stocks, derivative instruments, cash and short-term investments and miscellaneous other investments.

Investments

        The following table summarizes the total insurance investments of the US Operations, excluding the separate account investments supporting the variable annuity business, at December 31, 2005.

	December 31, 2005
	(In £ Millions)
Non-institutional
Investment properties	41	0.1
Loans	2,968	10.2
Equity securities	240	0.8
Corporate securities and commercial loans	15,052	51.2
Residential mortgage-backed securities	2,089	7.1
Commercial mortgage-backed securities	1,125	3.8
Other	1,404	4.8

Total debt securities	19,670	66.9

Other investments	561	1.9
Deposits	369	1.3

Total non-institutional	23,849	81.2

Institutional
Investment properties	0	—
Loans	609	2.1
Equity securities	33	0.1
Corporate securities and commercial loans	3,155	10.7
Residential mortgage-backed securities	171	0.6
Commercial mortgage-backed securities	285	1.0
Other	1,009	3.4

Total debt securities	4,620	15.7

Other investments	264	0.9
Deposits	11	0.0

Total institutional	5,537	18.8

Total
Investment properties	41	0.1
Loans	3,577	12.3
Equity securities	273	0.9
Corporate securities and commercial loans	18,207	61.9
Residential mortgage-backed securities	2,260	7.7
Commercial mortgage-backed securities	1,410	4.8
Other	2,413	8.2

Total debt securities	24,290	82.66

Other investments	825	2.8
Deposits	380	1.3

Total	29,386	100

        Debt securities are shown at fair value under IFRS. Previously, under UK GAAP, debt and other fixed income securities were carried at amortized cost, with the exception of certain securities held by the US fund management operation, which were shown at fair value. Loans are shown at amortized cost. Equity securities and investment properties are shown at fair value. The fair value of unlisted securities is estimated by Jackson National Life using independent pricing services or analytically determined values.

Debt Securities

  Corporate Securities and Commercial Loans

        At December 31, 2005, the US Operations had £18,207 million of corporate securities and commercial loans, representing 62.0 per cent of US insurance total investments. Of the £18,207 million, £15,007 million consisted of debt securities that are publicly traded or trade under Rule 144A of the Securities Act of 1933, as amended ("Rule 144A") and £3,200 million consisted of investments in non-Rule 144A privately placed fixed income securities.

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

        The following table shows the credit quality of the portfolio of publicly traded and Rule 144A fixed income securities at December 31, 2005.

	At December 31, 2005
	Book Value	% of Total
	(In £ Millions, Except Percentages)
NAIC Designation
1	5,852	39.0
2	7,622	50.8
3	1,183	7.9
4	320	2.1
5	30	0.2
6	—	0.0

Total	15,007	100.0

        The following table shows the credit quality of the non-Rule 144A private placement portfolio at December 31, 2005.

	At December 31, 2005
	Book Value	% of Total
	(In £ Millions, Except Percentages)
NAIC Designation
1	1,368	42.8
2	1,471	46.0
3	299	9.3
4	51	1.6
5	—	—
6	11	0.3

Total	3,200	100.0

  Residential Mortgage-Backed Securities

        At December 31, 2005, the US insurance operations had £2,260 million of residential mortgage-backed securities, representing 7.7 per cent of US insurance total investments. Although this percentage is higher than the average US insurance company, Jackson National Life believes these securities provide additional yield and liquidity. At December 31, 2005, 86.9 per cent of the US insurance Operations' residential mortgage-backed securities were rated AAA or the equivalent by a nationally recognized statistical ratings organization (these include Standard & Poor's, Moody's and Fitch) and 99.9 per cent were rated NAIC 1.

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

  Commercial Mortgage-Backed Securities

        At December 31, 2005, the US Operations had £1,410 million of commercial mortgage-backed securities, representing 4.8 per cent of US insurance total investments. 100 per cent of this total was rated by a nationally recognized statistical ratings organization (these include Standard & Poor's, Moody's and Fitch) and 98.5 per cent was rated investment grade. Due to the structures of the underlying commercial mortgages, these securities do not present the same pre-payment or extension risk as residential mortgage-backed securities.

  Other Debt Securities

        At December 31, 2005, the US Operations had £2,413 million of other debt securities, representing 8.2 per cent of US insurance total investments.

Loans

        Loans totaled £3,577 million, representing 12.2 per cent of US insurance total investments at December 31, 2005. Of the total, £3,107 million related to commercial mortgage loans and £470 million to policy loans.

  Commercial Mortgage Loans

        Commercial mortgage loans represented 10.6 per cent of US insurance total investments at December 31, 2005. This total included 507 first mortgage loans with an average loan balance of approximately £6.1 million, collateralized by properties located in the United States and Canada. More than 95 per cent of the US Operations' commercial mortgage loan investments have been directly originated in the last eight years.

        Jackson National Life has addressed the risk of these investments by building a portfolio that is diverse both in geographic distribution and property type, emphasizing four main institutional property types: multi-family residential, retail, suburban office and warehouse/distribution facilities.

        As of December 31, 2005, approximately 26.2 per cent of the portfolio was industrial 21.3 per cent multi-family residential, 19.7 per cent suburban office, 19.6 per cent retail, 11.4 per cent hotel and 1.8 per cent other. Approximately 12.7 per cent of the portfolio is collateralized by properties in California and 10.6 per cent of the portfolio is collateralized by properties in Texas, with no other state representing more than 7.1 per cent of the outstanding balance.

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

  Policy Loans

        Policy loans represented 1.6 per cent of US insurance total investments at December 31, 2005. Policy loans are fully secured by individual life insurance policies or annuity policies and are contractual arrangements made under the policy.

Other

        Other financial investments of £825 million, representing 2.8 per cent of US insurance total investments at December 31, 2005, were made up of £ 414 million of limited partnership interests, derivative assets of £167 million and £244 million of other miscellaneous investments.

        The largest investment in the limited partnerships category is a £168 million interest in the PPM America Private Equity Fund. The remainder of this category consists of diversified investments in 160 other partnerships managed by independent money managers that generally invest in various equity and fixed income loans and securities.

Equity Securities

        Equity securities supporting US insurance operations totaled £273 million at December 31, 2005.

Investments Relating to Asian Insurance Business

        Prudential's Asian operations' investments, other than investments in respect of unit-linked business, largely support the business of its Singapore, Hong Kong, Malaysia, Japan and Taiwan operations.

        The following table shows Prudential Corporation Asia's investments, other than investments from unit-linked business, at December 31, 2005. In this table, investments are valued in accordance with the policies described in Note A4 of the notes to the consolidated financial statements.

	At December 31, 2005
	Market Value	% of Total
	(In £ Millions, Except Percentages)
Investment Properties	39	0.4
Financial investments:
Loans and receivables	1,105	12.9
Equity securities	3,138	36.5
Debt securities	3,957	46.1
Other investments	42	0.5
Deposits	307	3.6

Total financial investments	8,549	99.6

Total investments	8,588	100.0

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

Debt Securities

        The following table shows consolidated investment categorization of the debt security investments of Prudential Corporation Asia's long-term insurance fund, other than investments from unit-linked business, at December 31, 2005.

	At December 31, 2005
	Market Value	% of Total
	(In £ Millions, Except Percentages)
Debt securities:
Government Bonds	2,313	58.4
Quasi Government Bonds	210	5.3
Investment grade Corporate Bonds	1,223	30.9
Non-Investment grade Corporate Bonds	7	0.2
Un-rated bonds	204	5.2

Total	3,957	100.0

Equity Securities

        The following table shows a geographic analysis of equity security investments of Prudential Corporation Asia's long-term insurance fund, other than investments from unit-linked business, at December 31, 2005.

	At December 31, 2005
	Market Value	% of Total
	(In £ Millions, Except Percentages)
Hong Kong	1,458	46.5
Singapore	957	30.5
Taiwan	321	10.2
India	220	7.0
Malaysia	106	3.4
Japan	23	0.7
Korea	22	0.7
Other	31	1.0

Total	3,138	100.0

Investments Relating to Banking Business

        At December 31, 2005, Prudential had total banking investments of £9,747 million. The following table summarizes the investment portfolios relating to the UK banking business. In this table, investments are valued as described in Note A4 to Prudential's consolidated financial statements.

	At December 31, 2005
	Market Value	Total %
	(In £ Millions, Except Percentages)
Debt securities	2,117	21.7
Loans and other	7,630	78.3

Total	9,747	100.0

        Of the £9,747 million of investments, £357 million matures within one month and £3,782 million matures between one and three months.

        The following table shows UK banking business loans by type and repayment period at December 31, 2005.

	At December 31, 2005
	Due in One Year or Less	Due in Over One Year and Up to Five Years	Due in Over Five Years	Provision for bad and doubtful debts	Total
	(In £ Millions)
Unsecured personal loans	38	1,605	1	(184)	1,460
Credit card receivables	3,496	0	0	(151)	3,345
Residential mortgages	0	0	2,625	0	2,625

Total	3,534	1,605	2,626	(335)	7,430

        The following table shows UK banking business loans by type and interest rate at December 31, 2005.

	At December 31, 2005
	Fixed Rate	Variable Rate	Provision for bad and doubtful debts	Total
	(In £ Millions)
Unsecured personal loans	1,644	0	(184)	1,460
Credit card receivables	0	3,496	(151)	3,345
Residential mortgages	45	2,580	0	2,625

Total	1,689	6,076	(335)	7,430

Description of Property

        As at December 31, 2005, Prudential's UK based businesses occupied approximately 30 properties in the United Kingdom, Europe and Mumbai. These properties are primarily offices with some ancillary storage or warehouse facilities. Prudential's headquarters are located in London. Of the remainder, the most significant are offices in London, Reading, Chelmsford, Dudley and Derby in England, Stirling in Scotland, Belfast in Northern Ireland and Mumbai in India. The property in Stirling, one property in Reading and one in Derby are held on a freehold basis. The properties in Stirling and in Reading are leased by the business from Prudential Assurance's long-term fund. The rest of the properties occupied by Prudential UK based businesses, both in the UK and in Mumbai, are held on long-term leaseholds. The leasehold properties range in size from 1,800 to 270,000 square feet. Overall, the occupied property portfolio totals approximately 1,300,000 square feet.

        In addition to these properties, the Prudential group owns the freehold of a sports facility in Reading for the benefit of staff.

        The Prudential group also holds approximately 60 other leasehold properties in the United Kingdom. This surplus accommodation is spread geographically across the United Kingdom and totals approximately 500,000 square feet.

        In the United States, Prudential owns Jackson National Life's executive and principal administrative office located in Michigan. Prudential also leases premises in Michigan, Colorado, California, Illinois, New York, New Jersey, Georgia, Florida, Wisconsin, Texas, Massachusetts, Connecticut, New Hampshire and North Dakota for certain of its operations. Prudential holds 36 operating leases with respect to office space, throughout the United States. In the United States, Prudential owns and leases a total of approximately 731,000 square feet of property.

        In Asia, Prudential owns or leases properties principally in Hong Kong, Singapore, Malaysia, Indonesia, Thailand, the Philippines, China, Taiwan, Japan, Vietnam, India and Korea. Within these countries, Prudential holds 65 offices on a freehold basis, 7 offices on a leasehold basis and 670 operating leases in respect of office space, totaling approximately 5,800,000 square feet of property. In addition, Prudential is planning to lease approximately 657,000 square feet of additional property in 2006 to support expansion plans throughout the region.

        Prudential believes that its facilities are adequate for its present needs in all material respects.

Competition

General

        There are significant other participants in each of the financial service markets in which Prudential operates. Its competitors include both mutual and stock financial companies. In addition, regulatory and other developments in many of Prudential's markets have obscured traditional financial service industry lines and opened the market to new competitors and increased competition. Some new entrants are taking advantage of the low barriers to entry afforded by internet distribution, especially in the area of retail banking. In some of Prudential's markets, other companies may have greater financial resources, allowing them to benefit from economies of scale, and may have stronger brands than Prudential does in that market.

        The principal competitive factors affecting the sale of Prudential's products in its chosen markets are:

  •
  price and yields offered,

  •
  financial strength and ratings,

  •
  commission levels, charges and other expenses,

  •
  range of product lines and product quality,

  •
  brand strength, including reputation and quality of service,

  •
  distribution channels,

  •
  investment management performance, and

  •
  historical bonus levels.

        An important competitive factor is the ratings Prudential receives in some of its target markets, most notably in the United States, from recognized rating organizations. The intermediaries with whom Prudential works, including financial advisors, tied agents, brokers, wholesalers and financial institutions consider ratings as one factor in determining from which provider to purchase financial products.

        Prudential Assurance's long-term fund is currently rated AA+ (stable outlook) by Standard & Poor's, Aa1 (stable outlook) by Moody's and AA+ (stable outlook) by Fitch Ratings. The ratings from Standard & Poor's, Moody's and Fitch Ratings represent the second highest ratings of their respective rating categories.

        Jackson National Life is currently rated AA (stable outlook) by Standard & Poor's, AA (stable outlook) by Fitch Ratings and A1 (stable outlook) by Moody's. The ratings from Standard & Poor's and Fitch Ratings represent the third highest rating category respectively and the ratings from Moody's represent the fifth highest rating category. Prior to June 23, 2006, Standard & Poor's rated Jackson National Life as AA (negative outlook).

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

United Kingdom

        Prudential's principal competitors include many of the major stock and mutual retail financial services and fund management companies operating in the United Kingdom. These companies include Aviva, Legal & General, Standard Life, Friends Provident, Lloyds TSB, HBOS, Aegon, AXA, Zurich

Financial Services, Fidelity, Invesco, Jupiter, Threadneedle and Schroders. Prudential competes with other providers of financial products to be included on financial advisors panels of preferred providers.

        In the United Kingdom, the level of bonuses on Prudential's with-profits products is an important competitive measure for attracting new business through financial advisors. The ability to declare competitive bonuses depends, in part, on a company's financial strength, which enables it to adopt an investment approach with a higher weighting in equities and real estate and allows it to smooth the fluctuations in investment performance upon which bonuses are based. Bonus rates on Prudential's with-profits policies are broadly in line with those of its major competitors.

        UK retail banking continues to be dominated by HBOS, RBS, Barclays, Lloyds TSB, HSBC and Abbey. In recent years, these big players have increasingly focused on unsecured lending products which traditionally have offered high returns on capital. Margins, whilst still healthy, continue to be squeezed by regulatory pressure on default fees and creditor insurance. 2005 saw rising bad debt charges across the industry.

        M&G's principal competitors are the main fund management companies operating in the United Kingdom and Europe. These companies include Fidelity, Invesco Perpetual, Jupiter, Threadneedle, New Star, Artemis, Schroders, Morley, Legal and General, Friends Provident, Aegon, AXA and Zurich Financial Services.

United States

        Jackson National Life's competitors in the United States include major stock and mutual insurance companies, mutual fund organizations, banks and other financial services companies. National banks, in particular, may become more significant competitors in the future for insurers who sell annuities, as a result of recent legislation, court decisions and regulatory actions. Jackson National Life's principal life insurance company competitors in the United States include AIG, Allstate Financial, Allianz Life of North America, AXA Financial Inc., Hartford Life Inc., ING, John Hancock, Lincoln Financial Group, Met Life, Pacific Life and Prudential Financial.

        Jackson National Life does not have a significant career agency sales force to distribute its annuity products in the United States and, consequently, competes for distributors such as banks, broker-dealers and wholesalers. Jackson National Life also competes with other providers of financial products to be placed at the top of independent agents' lists of sources.

Asia

        Competition in the Asian markets in which Prudential operates is mainly focused on distribution, with particular emphasis on the size and competency of the agency sales force. Within Asia, Prudential is second to AIG in terms of penetration and overall life market share across the region. Other main regional competitors are Allianz, ING and Manulife. While there are large local participants in individual markets, for example, Great Eastern Life in Singapore and Malaysia, Nippon Life in Japan, Cathay Life in Taiwan, and LIC in India, none of these has pan-regional businesses. Regional players are typically of North American or European origin.

        In addition, Prudential competes with the above as well as smaller competitors for talented and skilled employees with local experience, which are in particular demand in Asia. See Item 3 "Key Information-Risk Factors"

        In the regional mutual fund market in terms of market presence and position, Prudential ranks alongside leading international participants such as Templeton and Fidelity.

Intellectual Property

        Prudential does not operate in the United States under the Prudential name and there have been long-standing arrangements between it and Prudential Financial, Inc. and its subsidiary, the Prudential Insurance Company of America, relating to their respective uses of the Prudential name. Prudential and Prudential Financial, Inc. entered into a new trade mark co-existence agreement in 2004, under which it was agreed that Prudential Financial Inc would have the right to use the Prudential name in the Americas and certain parts of the Caribbean, Japan, Korea and Taiwan and Prudential would have the right to use the name everywhere else in the world although third parties have rights to the name in certain countries.

Legal Proceedings

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

Jackson National Life

        JNL is involved in litigation arising in the ordinary course of business. It is the opinion of management that the ultimate disposition of such litigation will not have a material adverse affect on JNL's financial condition or results of operations. JNL has been named in civil litigation proceedings, which appear to be substantially similar to other class action litigation brought against many life insurers alleging misconduct in the sale and administration of insurance products. JNL generally accrues for legal contingencies once the contingency is deemed to be probable and estimable. Accordingly, at December 31, 2005 and 2004, the JNL had recorded accruals totaling $16.5 million and $20.8 million, respectively.

Sources

        Throughout this annual report, Prudential describes the position and ranking of its overall business and individual business units in various industry and geographic markets. The sources for such descriptions come from a variety of conventional sources generally accepted as relevant business indicators by members of the financial services industry. These sources include information available from the Association of British Insurers, the UK Department of Trade and Industry, Association of Unit Trusts and Investment Funds, Investment Management Association, Neilsen Net Ratings, Moody's, Standard & Poor's, Fitch, UBS, Life Insurance Marketing and Research Association, the Variable Annuity Research Data Service, referred to as VARDS, LIMRA International, Townsend and Schupp, The Advantage Group, the Life Insurance Association of Singapore, the Hong Kong Federation of Insurers, Life Insurance Association of Malaysia, Life Insurance Association of Taiwan and the Taiwanese Securities Investment Trust Consulting Association.

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

Risk-Based Regulation

        The FSA employs a risk-based regulatory approach under the 2000 Act pursuant to which each regulated firm's risk is assessed using a risk assessment methodology known as ARROW. This is a high-level review aimed at assessing the significance of a particular risk posing a threat to the FSA's statutory objectives under the 2000 Act. These objectives relate to market confidence, public awareness, consumer protection and the reduction of financial crime.

        The ARROW framework is the core of the FSA's risk-based approach to regulation. Using the process, the FSA will consider the particular risk a firm might pose to the statutory objectives by assessing the impact and probability of a particular risk materializing.

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

        The FSA has begun a consultation, which outlines various proposals to revise the Handbook, largely as a consequence of implementing the Capital Requirements Directive and the Markets in Financial Instruments Directive. The FSA proposes to complete the new structure by, first, creating, from existing material, prudential sourcebooks for insurers, mortgage firms and insurance intermediaries, and UCITS firms; and, second, deleting large parts of the existing interim prudential sourcebooks for banks and building societies as they are superseded by the Capital Requirement Directive regime.

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

Permission to carry on "Regulated Activities"

        Under the 2000 Act, no person may carry on or purport to carry on a regulated activity by way of business in the United Kingdom unless he is an authorized person or is an exempt person. A firm which is granted permission by the FSA to carry on regulated activities becomes an authorized person for the purposes of the 2000 Act. "Regulated activities" are prescribed in the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001 and include banking activities, insurance activities and certain other activities, such as dealing in investments as principal or agent, as described below.

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

Principles for business

        A key feature of the FSA regime is the existence of 11 'Principles for business' which all firms are expected to abide by. These cover key areas such as firms' relationship with the regulator, the need to act with integrity and honesty as well as that to treat customers fairly.

        The FSA has expressed the wish to move away from detailed rules in favor of principle-based regulation, much of which would rely on the Principles for business mentioned above. While many firms welcome this, they are also likely to face greater uncertainty as what would be deemed to be 'compliant' under such a regime and this is a concern in the industry.

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

Regulation Applicable to Prudential's Insurance, Investment and Banking Businesses

Supervision of Management and Change of Control of Authorized Firms

        The FSA closely supervises the management of authorized firms through the approved person's regime, under which any appointment of persons who hold positions of significant influence within an authorized firm must be pre-approved by the FSA.

        The FSA also regulates the acquisition of control over authorized firms. Under the 2000 Act, any person proposing to acquire control of an authorized firm must first obtain the consent of the FSA. In considering whether to grant or withhold its approval to the acquisition of control, the FSA must be satisfied both that the acquirer is a fit and proper person to have control over the authorized firm, and that the interests of consumers would not be threatened by his acquiring control.

        Control over a UK authorized firm ("A") is acquired if the acquirer holds 10 per cent or more of the shares in A or a parent undertaking of A ("P"); is able to exercise significant influence over the management of A or P by virtue of his shareholding in that company; is entitled to exercise, or control the exercise, of 10 per cent or more of the voting power of A or P; or is able to exercise significant influence over the management of A or P by virtue of his voting power in that company. Increases in 'control', once they reach thresholds of 20 per cent, 33 per cent and 50 per cent of the shares or voting power of an authorized firm or one of its controllers, also require the consent of the FSA. The European Commission has launched a consultation on how to improve the supervisory approval process for mergers and acquisitions in the banking, insurance and securities sectors. Current European Union rules allow Member States' supervisory authorities to block proposed mergers and acquisitions if they consider that the "sound and prudent management" of the target company could be put at risk.

        In order to determine whether a person or a group of persons is a "controller" for the purposes of the 2000 Act, the holdings (shares or voting rights) of the person and his "associates", if any, are aggregated.

Intervention and Enforcement

        The FSA has extensive powers to investigate and intervene in the affairs of an authorized firm. The 2000 Act imposes on the FSA statutory obligations to monitor compliance with the requirements imposed by, and to enforce the provisions of, the 2000 Act, related secondary legislation and the rules made there under.

        The FSA's enforcement powers, which may be exercised against both authorized firms and approved persons, include public censure, imposing unlimited fines and, in serious cases, the revocation or variation of permission to carry on regulated activities or of an approved person's approved status. In addition, the FSA may vary or revoke an authorized firm's permission if it is desirable to protect the interests of consumers or potential consumers, or if the firm has not engaged in regulated activity for 12 months, or if it is failing to meet the threshold conditions for authorization. The FSA has further powers to obtain injunctions against authorized persons and to impose or seek restitution orders where persons have suffered loss. Once the FSA has made a decision to take enforcement action against an authorized or approved person (other than in the case of an application to the court for an injunction or restitution order), the person affected may refer the matter to the Financial Services and Markets Tribunal. Breaches of certain FSA rules by an authorized firm may also give a private person who suffers loss as a result of the breach a right of action against the authorized firm for damages.

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

        There are detailed rules in the FSA's Conduct of Business Rules introduced in January 2004 concerning the sale of packaged products (such as life insurance policies with an investment element) and the mechanics of the sale process. In contrast to the previous rules, firms may sell not only their own products, but those of other providers as well, without limit on the number of providers whose products can be sold.

        The FSA's Conduct of Business Rules also included provisions restricting the terms on which product providers can take up direct or indirect holdings in, or provide credit to, intermediaries offering advice on packaged products (which do not apply in between firms in the same immediate group). Furthermore, the FSA's Conduct of Business Rules were amended to include rules governing the extent to which product providers can provide intermediaries with indirect benefits, in order to avoid the development of conflicts of interest (which rules, again, are disapplied for firms in the same immediate group).

        The "depolarization" reform has also led the FSA to review a number of areas of its rulebook such as the product disclosure regime. The FSA had hoped to introduce reduced point-of-sale product disclosure requirements. However, the industry has expressed concerns about the practical difficulties of such a reform as well as the potential legal consequences of making reduced disclosures to customers generally. As a result, the FSA is now reviewing its original plans in this area.

        The FSA is proceeding with its 'Handbook Reform' programme. The FSA's key driver is to move towards more of a principles based regime and to eliminate redundant and over-prescriptive provisions where it believes that high-level requirements suffice. A key element of this work relates to the Conduct of Business Sourcebook and key proposals are expected to be published by the FSA in the autumn. The FSA's work on this is, in part, constrained by the implementation of the EU Markets in Financial Services Directive ('MiFID'), the main aspects of which are covered under ‘Regula tion of investment business' below.

Financial Promotion

        The FSA's Conduct of Business Rules govern the circumstances and manner in which authorized firms may communicate and approve "financial promotions", which are communications in the course of business that constitute invitations or inducements to engage in investment activity.

Treating Customers Fairly

        Under FSA Principle 6, firms are expected to pay due regard to the interest of their customers and to treat them fairly. This principle is seen as key to the operation of an efficient retail market for financial services and is closely linked to maintaining consumer confidence. Until recently the meaning of the duty had not been further defined and the FSA has sought to remedy this through its ‘Treating Customers Fairly' (‘TCF') initia tive.

        Although the FSA has refrained from making rules, it has published a number of case studies providing an indication of its expectations in the areas of product development, complaint handling, financial promotions and systems and controls. Firms are expected to perform a gap analysis of their 'TCF compliance' and address any weaknesses thus identified.

The Financial Ombudsman Service

        The Financial Ombudsman Service is intended to provide speedy, informal and cost effective dispute resolution of complaints made against authorized firms by individuals and small-business customers. The Ombudsman is empowered to order firms to pay fair compensation for loss and damage and may order a firm to take such steps as it determines to be just and appropriate to remedy a complaint. Authorized firms must have appropriate complaints handling procedures.

        In R (on the application of IFG Financial Services Ltd) v Financial Ombudsman Services Ltd [2005] EWHC 1153 (Admin), the High Court of England and Wales has ruled that the Financial Ombudsman may depart from principles of English law when deciding levels of compensation in order to achieve a result which is fair and reasonable in his opinion.

The Financial Services Compensation Scheme

        The 2000 Act provides for the establishment of a compensation scheme intended to compensate individuals and small businesses for claims against an authorized firm where the authorized firm is unable or unlikely to be able to meet those claims (generally, when it is insolvent or has gone out of business). The scheme is divided into three sub-schemes of banking, insurance and investment business, reflecting the different kinds of business undertaken by authorized firms. The scheme is funded by contributions from industry participants referable to the particular sub-schemes so as to minimize cross-subsidy between authorized persons whose businesses are not similar. Prudential estimates its reserve for future fund assessments for its UK business to be insignificant, and believes the reserves in place are adequate for all payments for known insolvencies. In the event of a failure of a market participant, Prudential could be required to make contributions to compensate investors.

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

Conduct of business requirements for insurance business

        Insurance business is the subject of the FSA's conduct of business requirements laid down in the FSA's Conduct of Business Sourcebook, the main features of which are described above.

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

Capital Requirements

        The Integrated Prudential Sourcebook requires that insurance companies maintain assets sufficient to meet the relevant capital requirement at all times in respect of both any long-term insurance and general insurance undertaken by the insurance company, the calculation of which requirement in any particular case being dependent on the type and amount of insurance business a company writes. The method of calculation of the capital requirement is set out in the Integrated Prudential Sourcebook and the level of an insurer's capital resources is also determined in accordance with the rules set out in the Integrated Prudential Sourcebook. Failure to maintain the required capital resources requirement is one of the grounds on which wide powers of intervention conferred upon the FSA may be exercised.

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

        The LTICR is made up of several components, but in general is equal to approximately 4 per cent of the mathematical reserves, although the formula varies according to the type of business written. The resilience capital requirement is in respect of the potential effects of market risk. If the calculation of the realistic peak produces a requirement in excess of the regulatory peak, then the difference is known as the with-profits insurance capital component.

Actuarial functions

        The rules in the FSA's Supervision Manual require that every insurance company that carries on long-term business must appoint one or more actuaries to perform the "actuarial function" in respect of all classes of its long-term insurance business and, if it has any with-profits business, the "with-profits actuary function" in respect of all classes of that with-profits business.

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

Treating Customers Fairly and with-profits business

        One of the areas of focus of FSA's Treating Customers Fairly work has been the with-profit business. The FSA published Policy Statement 05/01, which contained a set of specific rules on this area in relation to with-profits policyholders.

        The new rules became fully effective in December 2005. They address, among other things, the costs charged to a with-profits fund by the firm managing the fund; penalties and charges levied on policyholders who surrender their policies early, the need for funds to be managed with the objective of ensuring that maturity payouts fall within a target range set for the fund; and the provision of information to with-profits policyholders or potential policyholders in a format that they can more readily understand—through the introduction of "Consumer Friendly Principles and Practices of Financial Management" (CFPPFMs).

        In addition, life insurers writing with-profits business must provide information to with-profits policyholders within 28 working days of a decision to close a fund to new business or of the appointment of a policyholder advocate to protect the interest of policyholders should a firm decide to make a reattribution of its inherited estate.

Reporting Requirements

        Under the Interim Prudential Sourcebook, insurance companies must file with the FSA their audited annual accounts and balance sheets and life insurers' annual reports from the actuary performing the actuarial function.

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

EU Directive on Group Supervision

        The European Union formally adopted Directive 98/78/EC on the supplementary supervision of insurance undertakings within a group (the "Insurance Groups Directive") in October 1998. The Insurance Groups Directive required member states to introduce the following measures to strengthen supervision of insurance companies, which are part of a group:

  •
  an adjustment to the solo-supervision solvency calculation in relation to participating interests in other insurance undertakings in order to eliminate "double-gearing" (the use of the same regulatory capital in more than one entity of a group),

  •
  an additional parent undertaking solvency margin calculation analogous to the adjusted solo solvency margin test referred to above, to be applied at the level of the parent undertaking,

  •
  the introduction of new solo-supervision requirements, including rules as to internal control within the insurance undertaking regarding the production of information relevant to supplementary supervision, the exchange of information within the group and the supervision of intra-group transactions, and

  •
  further provisions aimed at ensuring co-operation between competent regulatory authorities of member states.

        These requirements have been implemented in the UK by the Insurer's Interim Prudential Sourcebook and the Integrated Prudential Sourcebook.

        The parent undertaking solvency calculation under the rules that implement the requirements of the Insurance Group Directive is filed with the FSA and differs from the adjusted solo solvency margin test in that it is currently only a calculation rather than a formal test. However, insurers will be required under the rules in the Integrated Prudential Sourcebook from December 31, 2006 to ensure that the group capital resources of the each undertaking included in the parent undertaking solvency calculation are equal to or exceed the group capital resources requirement for that undertaking.

EU Directive on Financial Conglomerates

        In November 2002, the European Union formally adopted Directive 2002/87/EC the Financial Conglomerates Directive which applies to groups that include regulated entities which are active in the banking/investment services sectors and the insurance sector, and which meet certain criteria. The Financial Conglomerates Directive, as implemented in the UK through the Integrated Prudential Sourcebook, came into force for those firms and groups affected (which for the time being includes Prudential) from financial years beginning on or after January 1, 2005. The aim of the Financial Conglomerates Directive is to impose additional prudential requirements in respect of regulated entities within financial conglomerates including, to a certain extent, any mixed financial holding company. The additional supervision is organized at the level of the financial conglomerate and covers capital adequacy, risk concentration and intra-group transactions.

        The Financial Conglomerates Directive requires European financial services groups, including Prudential, to maintain on a continuous basis net aggregate surplus capital in excess of solvency requirements at the Group level. The Financial Conglomerates Directive requires a continuous parent company solvency test which requires the aggregating of surplus capital held in the regulated subsidiaries, from which group borrowings are deducted, other than those subordinated debt issues which qualify as capital. The test is passed when this aggregate number is positive. A negative result at any point in time is a notifiable breach of UK regulatory requirements. Since December 31, 2005, the FSA requires public disclosure of the Financial Conglomerates Directive solvency position.

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

        The European Commission continues to work on a more comprehensive review of solvency requirements for insurance undertakings, the so-called "Solvency II" project, which will be based on a three-pillar structure, comprised of capital requirements, supervisory review and public disclosure. Although the final form of the Directive is yet to established, and there can be no certainty of its impact on solvency requirements, it is expected that the new solvency rules will be based on two levels of regulatory capital requirements for insurers: a solvency capital requirement, which is expected to adopt a more risk-based approach along the lines introduced in the United Kingdom through the Integrated Prudential Sourcebook and will be aimed at reflecting and quantifying the exposure of the relevant insurance undertaking, and a minimum capital requirement, which will be computed in a less refined manner and which would act as trigger for supervisory intervention. The European Commission Roadmap (published in July 2005) forsees the adoption of a Framework Directive around July 2007.

Other EU Measures

        In May 2003, the European Union adopted Directive 2003/41/EC on the activities and supervision of institutions for occupational retirement provision, which member states were required to implement into their national law by September 2005. This Directive is intended to permit employee pension schemes to be operated and managed on an EU-wide basis. The Directive contains certain prudential rules and "prudent person" investment requirements, which could be extended by member states to the occupational retirement schemes operated by life insurance companies. This was achieved in the United Kingdom with the enactment of the Pensions Act in 2004 and the subsequent adoption of various regulations, relating to occupational pension schemes.

        On October 16, 2005, the European Union adopted Directive 2005/68/EC ("Reinsurance Directive"), which establishes a regulatory framework for reinsurance activities in the European Union. The Reinsurance Directive lays down the minimum necessary conditions to obtain official authorization for reinsurance activities. These conditions stipulate that undertakings must have a specific legal form, submit a scheme of operations and hold a minimum guarantee fund. Member States must implement the Reinsurance Directive into their national law by December 2006.

Regulation of Investment Business

        Certain of Prudential's subsidiaries are authorized by the FSA to carry on investment business. These entities are subject to regulation and supervision by the FSA and must comply with the FSA Conduct of Business Rules and all other applicable rules prescribed by the 2000 Act regime.

EU Markets in Financial Instruments Directive (MiFID)

        As indicated under 'Conduct of Business rules' above, the UK along with other EU member states will soon start implementing the MiFID. This directive will replace the Investment Services Directive and is relevant to all firms conducting 'investment business', which includes activities such as dealing, arranging and advising on 'investments'. 'Investments' in this context exclude contracts of insurance.

        The MiFID has two main purposes:

        1.     Enhance firms' ability to 'passport' their activities through the addition of 'providing investment advice' as a core 'passportable' activity. This means that firms may do pan-EU business on a cross-border basis or through branches established in other member-states without having to become authorized in the target country.

        2.     Harmonize requirements in relation to, for example, governance, systems and controls and conduct of business for all firms affected by the MiFID.

        The MiFID must be implemented by member-states by November 1, 2007 and FSA is now engaged in a consultation process regarding necessary changes to its Handbook. Although insurance companies and some investment firms are not within the scope of the MiFID, it may be expected that the FSA may seek to apply the 'MiFID style' provision across all firms where consistency is desirable.

Regulation of mortgage lending, sales and administration and general insurance mediation

        Mortgage lending, sales and administration as well as long-term care insurance became activities regulated under the 2000 Act on October 31, 2004, for which authorization by the FSA is now required. General insurance sales and administration became activities regulated under the 2000 Act on January 14, 2005, for which authorization by the FSA is now required.

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

        The FSA requires Egg Banking plc to maintain a certain minimum capital adequacy ratio of total capital to risk-weighted assets and to provide supervisory reports on capital adequacy and on large exposures. There is also a requirement to provide consolidated supervisory reports for capital adequacy and large exposures for the parent of the banking group (Egg). The Interim Prudential Sourcebook for Banks, on a general level, requires banks operating in the United Kingdom to maintain adequate liquidity, taking into account the nature and scale of their business so that they are able to conduct business in a prudent manner and meet their obligations as they fall due. As part of its supervision, the FSA requires the banks subject to its supervision to provide it with information that the FSA may reasonably require to perform its functions under the 2000 Act regime.

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

        The FSA applies capital adequacy rules and guidelines that accord with relevant EC Directives and which are based on the Basel Accord of 1988, which established a framework for measuring the capital adequacy of international banking organizations. These rules and guidelines implement the requirements of the Banking Consolidation Directive and the Capital Adequacy Directive ('CAD'), as amended, which require credit institutions and investment firms to provide capital for counterparty risk and market risk. The FSA's rules and guidelines impose on banks a requirement that they maintain a minimum level of capital to support on and off-balance sheet exposures, weighted according to broad categories of risk. Each bank is subject to the FSA's rules and guidelines and must maintain a required capital adequacy ratio (the Internal Capital Ratio ('ICR')) of total capital to risk-weighted assets. This ratio is set by the FSA individually for each such bank, but the ratio is in no case less than 8 per cent. Egg's and Egg Banking's ICRs are 11 per cent.

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

        The Basel Committee on Banking Supervision published a new accord in June 2004 which will replace the Basel Accord of 1988. Basel II consists of three "pillars": minimum capital, a supervisory review of an institution's capital adequacy and internal assessment process and market discipline to strengthen disclosure. With respect to the first pillar, the new capital framework will not merely expand and develop the standardized rules set out in the 1988 Accord, but will allow banks to compute their capital charges for credit risk on the basis of their own internal ratings, subject to rigorous quantitative and qualitative criteria. Egg will apply the principles of Basel I and Basel II from January 1, 2007, and transfer to Basel II from January 1, 2008.

        In June 2006, The European Union adopted the Capital Requirements Directive for credit institutions and investment funds ("Capital Requirements Directive"), which it had proposed on July 14, 2004. The Capital Requirements Directive technically recast two existing Directives—The Banking Consolidation Directive and the Capital Adequacy Directive—and introduces a supervisory framework in the European Union, which reflects the Basel II Rules on capital measurement and capital standards, and similarly contains minimum capital requirements, supervisory review, and disclosure as an aid to market discipline.

        The FSA published in January 2005 Consultation Paper 05/03 on the implementation of the New Basel Capital Accord and the EC Capital Requirements Directive ('CRD'). The main proposals in the Consultation Paper are:

  •
  Greater flexibility in the application of consolidation techniques including a new regime for integrated groups;

  •
  Greater harmonization of the definition of capital for banks, building societies and investment firms;

  •
  Introduction of individual capital adequacy standards and a new capital adequacy assessment process;

  •
  Detailed guidance on the Internal Ratings Based approach to Credit Risk ('IRB') model validation process;

  •
  Extension of credit risk mitigation techniques recognized by the FSA; and

  •
  Treatment of the outsourcing of operational risk.

Regulatory developments

        In February 2006, the FSA issued a new consultation paper CP06/03. This paper builds on FSA's CP05/03 to develop proposals in the areas of:

  •
  Economic cycle stress testing, where banks will be expected to stress test for a potential recession of the severity that might be expected once every 25 years; and

  •
  Diversification benefits, where banks will receive a capital benefit under pillar 2 of the diversification of their business.

        The paper also gives clear guidance on the FSA's view on IRB and Advanced Measurement Approaches ('AMA') waiver applications, where they will expect applicants to have made sufficient progress in areas of governance under the pillar 2 Internal Capital Adequacy Assessment Process ('ICAAP') process.

        With regard to implementation of the CRD, the FSA stated in CP06/03 that it will come into force on January 1, 2007, while those firms wishing to apply the advanced approaches will be able to do so from January 1, 2008.

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

        Insurance regulatory authorities in each of the jurisdictions in which Jackson National Life does business require it to file detailed quarterly and annual financial statements and these authorities have the right to examine its operations and accounts. In addition, Jackson National Life is generally subject to federal and state laws and regulations that affect the conduct of its business. New York and Michigan require their state insurance authorities to conduct an examination of an insurer under their jurisdiction at least once every five years. The New York insurance authorities conducted an examination of Jackson National Life of New York in 2003 for the examination period of January 1, 2000 through December 31, 2002 and the examination report included no material findings. The New York insurance authorities informed Jackson National Life of New York that an examination will commence in the fall of 2006 covering the period of January 1, 2003 through December 31, 2005. Michigan insurance authorities are currently performing a routine examination of Jackson National Life for the period ending December 31, 2004. The examination is substantially complete and no material findings have been identified to date. Michigan insurance authorities previously conducted an examination of Jackson National Life during the year 2001 for the period ending December 31, 2000 and the examination report included no material findings.

        Jackson National Life's ability to pay shareholder dividends is limited under Michigan insurance law. The Commissioner of the Michigan Office of Financial and Insurance Services (the "Michigan Insurance Commissioner") may limit, or not permit, the payment of shareholder dividends if the Michigan Insurance Commissioner determines that an insurer's surplus, as regards policyholders, is not reasonable in relation to its outstanding liabilities and is not adequate to meet its financial needs as required by Michigan insurance law. Jackson National Life must report any shareholder dividends to the Michigan Insurance Commissioner before they can be paid. In the case of an extraordinary shareholder dividend or distribution, an insurer must give 30 days advance notice to the Michigan Insurance Commissioner and may not pay the dividend or distribution if the Michigan Insurance Commissioner disapproves within such 30-day period. For this purpose, an extraordinary dividend or distribution means any dividend or distribution of cash or other property whose fair market value together with that of other dividends or distributions that an insurer made within the preceding twelve months exceeds the greater of 10 per cent of the insurer's surplus as regards policyholders as of December 31 of the immediately preceding year, or the net gain from operations of the insurer, not including realized capital gains, for the prior year. In 2003, 2004 and 2005, Jackson National Life paid shareholder dividends of $85.2 million, $120.0 million, and $410.8 million, respectively.

        State regulators also require prior notice or regulatory approval of changes in control of an insurer or its holding company and of certain material transactions with affiliates. Under New York and Michigan insurance laws and regulations, no person, corporation or other entity may acquire control of an insurance company or a controlling interest in any parent company of an insurance company, unless that person, corporation or entity has obtained the prior approval of the regulator for the acquisition. For the purpose of each of New York and Michigan law, any person acquiring, directly or indirectly, 10 per cent or more of the voting securities of an insurance company is presumed to have acquired "control" of the company. To obtain approval of any change in control, the proposed acquirer must file an application with the New York Superintendent of Insurance or the Michigan Insurance Commissioner, as appropriate. This application requires the proposed acquirer to disclose, among other information, its background, financial condition, the financial condition of its affiliates, the source and amount of funds by which it will effect the acquisition, the criteria used in determining the nature and amount of consideration to be paid for the acquisition, proposed changes in the management and operations of the insurance company and other related matters.

Guaranty Associations and Similar Arrangements

        Each of the 50 states of the United States, the District of Columbia and the Commonwealth of Puerto Rico have laws requiring insurance companies doing business within their jurisdictions to participate in various types of guaranty associations or other similar arrangements. These associations and arrangements provide certain levels of protection to policyholders from losses under insurance policies issued by insurance companies that became impaired or insolvent. Typically, these associations levy assessments, up to prescribed limits, on member insurers on a basis that is related to the member insurer's proportionate share of the business in the relevant jurisdiction of all member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Some jurisdictions permit member insurers to recover assessments that they paid through full or partial premium tax offsets, usually over a period of years. Prudential estimated its reserve for future guarantee fund assessments for Jackson National Life to be £11.2 million ($19.3 million) at December 31, 2005. Prudential believes this reserve to be adequate for all anticipated payments for known insolvencies.

Asset Valuation Reserve

        State regulators generally require that insurers establish an asset valuation reserve that consists of two components: a "default component" to provide for future credit-related losses on fixed income investments and an "equity component" to provide for losses on all types of equity investments. The asset valuation reserve establishes statutory reserves for fixed maturity securities, equity securities, mortgage loans, equity real estate and other invested assets. The reserve is designed to provide for anticipated future defaults based on the credit rating of each individual investment. The level of reserves is based on both the type of investment and its rating. Contributions to the reserve may result in a slower growth in surplus or a reduction of Jackson National Life's unassigned surplus, which, in turn, may reduce funds available for shareholder distributions. The extent of the impact of the asset valuation reserve on Jackson National Life's statutory surplus depends in part on the future composition of the investment portfolio.

Interest Maintenance Reserve

        State regulators generally require that insurers establish an interest maintenance reserve to defer non-credit-related realized capital gains and losses, net of taxes, on fixed income investments (primarily bonds and mortgage loans) which are amortized into net income over the estimated remaining periods to maturity of the investments sold and to defer material gains or losses, net of taxes, resulting from market value adjustments on policies and contracts backed by assets carried at book value. The extent of the impact of the interest maintenance reserve on earnings and surplus depends on the amount of future interest-rate related realized capital gains and losses on fixed maturity investments and deferred gains or losses resulting from market value adjustments on policies and contracts backed by assets that are valued at book/adjusted carrying value.

The National Association of Insurance Commissioners Ratios

        On the basis of statutory financial statements that insurers file with state insurance regulators, the National Association of Insurance Commissioners annually calculates twelve financial ratios to assist state regulators in monitoring the financial condition of insurance companies. A usual range of results for each ratio is used as a benchmark and departure from the usual range on four or more of the ratios can lead to inquiries from individual state insurance departments. In 2005, all of Jackson National Life's ratios fell within the usual range.

Policy and Contract Reserve Sufficiency Analysis

        Michigan insurance law requires Jackson National Life to conduct annually an analysis of the sufficiency of its life and annuity reserves. A qualified actuary must submit to the insurance department an opinion that states that the reserves, when considered in the light of the assets that an insurance company holds with respect to such reserves, make good and sufficient provision for the associated contractual obligations and related expenses of the insurance company. If a qualified actuary cannot provide such an opinion, then the insurance company must set up additional reserves by moving funds from unassigned surplus. The 2005 opinion has been submitted to the Michigan Office of Financial and Insurance Services without any qualifications.

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

        Any state adopting the model act gives the state insurance commissioner explicit regulatory authority to require various actions by, or take various actions against, insurance companies whose adjusted capital does not meet minimum risk-based capital standards. The Michigan Insurance Commissioner takes into account the National Association of Insurance Commissioners' risk-based capital standards to determine adequate compliance with Michigan insurance law. Effective December 31, 2005, the National Association of Insurance Commissioners implemented new requirements, referred to as C-3

Phase II, for calculating risk based capital in connection with variable annuity products with death and living benefit guarantees. These changes did not have a material effect on Jackson National Life Insurance Company, and at December 31, 2005, the Company's total adjusted capital under the National Association of Insurance Commissioners' definition substantially exceeded Michigan standards.

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

USA Patriot Act

        In 2001, the US Congress enacted the USA Patriot Act, which includes numerous provisions designed to fight international money laundering and to block terrorist access to the US financial system. The US Treasury Department has issued a number of regulations implementing the USA Patriot Act that apply certain of its requirements to financial institutions including broker-dealers and insurance companies. Among other things, the regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing. Jackson National Life as well as other Prudential subsidiaries, to the extent necessary and appropriate, have established policies and procedures to ensure compliance with the USA Patriot Act's provisions and the Treasury Department regulations.

Securities Laws

        Jackson National Life, certain of its affiliates and certain policies and contracts that Jackson National Life offers are subject to various levels of regulation under the federal securities laws administered by the US Securities and Exchange Commission (the "SEC").

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

        Jackson National Asset Management, LLC is registered with the SEC as an investment advisor pursuant to the Investment Advisors Act of 1940, as amended ("Investment Advisors Act of 1940"), and is also registered by notice filed in all applicable states. Jackson National Asset Management, LLC is registered as a transfer agent pursuant to the Securities Exchange Act of 1934, as amended ("Securities Exchange Act"). The investment companies (mutual funds) for which Jackson National Asset Management, LLC serves as an investment advisor are subject to SEC registration and regulation pursuant to the Securities Act of 1933, as amended ("Securities Act"), and the Investment Company Act of 1940, as amended ("Investment Company Act"). In addition, each variable annuity and variable life product sponsored by Jackson National Life is subject to SEC registration and regulation pursuant to the Securities Act and the Investment Company Act, and applicable state insurance and securities laws. Each variable annuity and variable life product is offered through a separate account that is a unit investment trust under the Investment Company Act.

        Curian Capital, LLC is registered with the SEC pursuant to the Investment Advisors Act of 1940 and is also registered or notice filed in all applicable states.

        BH Clearing, LLC is registered as a broker-dealer with the SEC pursuant to the Securities Exchange Act, and is registered as a broker-dealer in all applicable states. In addition, BH Clearing, LLC is a member firm of the National Association of Securities Dealers (the "NASD").

        Jackson National Life Distributors, Inc. is registered as a broker-dealer with the SEC pursuant to the Securities Exchange Act, and is registered as a broker-dealer in all applicable states. In addition, Jackson National Life Distributors, Inc. is a member firm of the NASD.

        Each of SII Investments, Inc., National Planning Corporation, Investment Centers of America, Inc., and IFC Holdings, Inc. (which does business under the name INVEST Financial Corporation), is a broker-dealer, investment advisor, and insurance agency (or affiliated with an insurance agency), licensed and qualified to transact business pursuant to its respective registration and/or membership with the SEC, the NASD, the Municipal Securities Rulemaking Board, applicable state securities and insurance authorities, and all other applicable jurisdictional authorities.

        Prudential also conducts US investment management activities through PPM America, Inc., which is registered with the SEC as an investment advisor under the Investment Advisors Act of 1940. PPM America, Inc. serves as the investment advisor to Jackson National Life, certain mutual funds, several private investment funds and structured finance vehicles, and the US equity and fixed income portions of portfolios of certain UK affiliates of PPM America, Inc. The mutual funds for which PPM America, Inc. serves as investment advisor or sub-advisor are subject to regulation under the Securities Act and the Investment Company Act.

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

        A major issue at the state level involves the Insurance Product Regulation Compact (the "Compact"), which (as of May 23, 2006) has already been adopted by 26 of the 50 states and is being actively considered in a number of other state legislatures. The Compact was developed by the National Association of Insurance Commissioners to serve as an agreement among member states to create a more streamlined system of insurance product regulation. A principal component of the Compact is the creation of a multi-state commission governed by participating states. It is contemplated that the commission would serve as a single point of filing for life insurance and annuity products, and would establish uniform, national standards for those products. The Compact commission has started to consider organizational issues such as bylaws and governing rules in anticipation of the Compact's implementation. It is anticipated that the Compact will become operational once such issues have been addressed.

        In recent years, the US President, Treasury Department and / or members of Congress have, from time to time, proposed to increase the taxes levied against the insurance industry to increase the federal budget revenues. The industry has been very successful in resisting these proposals on the grounds that an increase in taxes on insurance companies or insurance policies would have a negative effect on US citizens saving for their retirement. The insurance industry is very vigilant in monitoring these proposals and taking action to oppose them, as well as to support proposals that would provide more favorable tax treatment for certain annuity products.

        The governor of Michigan has recently proposed to increase the state tax assessed on insurance companies' premiums. This proposal was actively considered by the state legislature and was not acted upon favorably. It does not appear that a material tax increase on insurance company premiums will be enacted as Michigan law in the near future.

        Proposed US federal legislation, the State Modernization and Regulatory Framework (the "SMART Act"), intended to streamline and modernize the state insurance regulatory framework has garnered some Congressional support. The SMART Act would require states to comply with uniform standards and resolve disputes, speed up the process of getting new products to the market and move toward a system of market-based rates, without creating a federal regulator to monitor compliance. A coalition of national insurance and banking organizations has supported the recent introduction of US federal legislation that would allow insurance companies to obtain a federal charter as a regulatory alternative to a state charter. Under legislation (S.5095) introduced in April 2006, insurers with a federal charter would be permitted to do business in any state without the need for any additional license(s). Under the proposals so called "national insurers" would be subject to the regulation of the US Treasury Department. Prudential cannot predict whether any federal (or state) legislative initiative to change the nature or scope of the regulation of the insurance industry will be enacted into law.

        Federal and state regulators have focused on, and continue to devote substantial attention to, the mutual fund and variable annuity and insurance product industries including the broker-dealer system. As a result of publicity over the past few years relating to widespread perceptions of industry abuses, including fraudulent and anticompetitive practices among insurance brokers and mutual funds, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms. In addition, the Attorney General of New York State and the New York State Insurance Department have recently launched an investigation into alleged fraud and bid rigging in the insurance industry and have compelled certain insurance companies to adopt reforms in their business practices. Jackson National Life has not, to our knowledge, been a target in the ongoing probe. It is difficult to predict at this time whether changes resulting from industry investigations and/or new laws and regulations will affect our insurance or investment management businesses, and, if so, to what degree.

Asian Supervision and Regulation

        Prudential's businesses in Asia are subject to relevant local regulatory and supervisory schemes. These laws and regulations vary from country to country, but the regulators typically grant (or revoke) licenses and therefore control the ability to operate a business.

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

Korea

        The Ministry of Finance and Economy of Korea set the insurance law after consultation with the Financial Supervisory Commission ("FSC"). The FSC's responsibilities include regulation of the insurance industry but it delegates to the Financial Supervisory Services ("FSS") work such as supervision, examination and direct contact with insurance companies. The detailed rules under the supervisory regulation are prepared by the FSS.

        PCA Life Korea is licensed by and registered with the FSC as a life insurance company.

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

China

        Historically, the People's Bank of China was responsible for the supervision of the insurance industry but in October 1998, a new authority, China Insurance Regulatory Commission ("CIRC") was formed.

        Consistent with WTO requirements, geographic restrictions on foreign players have been eased as of December 2004, however, entry into any new province still requires approval by CIRC. Within a province the China Insurance Regulatory Bureau ("CIRB") manage all insurance regulatory matters on behalf of CIRC including foreign companies' application for sales office licenses within the provinces where they are already operating.

India

        Insurance is subject to federal regulation in India. The primary legislation is the Insurance Act, 1938, and the Insurance Regulatory & Development Authority Act, 1999 ("IRDA").

        The IRDA's duties include issue of certificates of registration to insurance companies and it has a mandate to protect the interests of the policy holders

Indonesia

        The Indonesian insurance industry is regulated by the Insurance Directorate of the Ministry of Finance.

        The anomaly in the country's bankruptcy rules that allowed insurance companies to be declared bankrupt via the commercial courts rather than by the Ministry of Finance has recently been overturned.

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

Item 4A. Unresolved staff comments

        None.

Item 5. Operating and Financial Review and Prospects

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis should be read in conjunction with Prudential's consolidated financial statements and the related notes to Prudential's consolidated financial statements included elsewhere in this document. Prudential's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), which differs in certain material respects from US GAAP. Information related to the nature and affect of such differences is presented in Sections J and K of the notes to the consolidated financial statements in this document. A summary of the critical accounting policies which have been applied to these statements is set forth in the section below entitled "—Factors Affecting Results of Operations—IFRS Critical Accounting Policies".

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

        In the UK, following the introduction of the new depolarization rules in December 2004, many financial advisor groups have used the opportunity to establish multi-tie panels. Prudential has worked with major advisor groups to design and build multi tie propositions and Prudential UK has been appointed to the regulated multi-tie panels for Millfield, THINC Destini, Sesame, Bankhall, and Barclays and is strongly positioned to take advantage of the depolarized marketplace as this develops over the next few years.

        In October 2004, Prudential launched PruHealth, a UK healthcare product that links health and fitness to the cost of medical insurance. The business has made good progress with sales growing on average more than 30 per cent per month in 2005. Total premium income for the year was £9 million and PruHealth now has over 30,000 covered individuals. The product has been developed through a joint venture with Discovery of South Africa.

        In October 2005, Prudential launched Prudential Property Value Release Plan. A life time mortgage product which gives customers greater flexibility and control over the timing of when they draw down funds, thereby reducing total interest charges over the lifetime of the loan. It has been well received by advisors and customers.

        At the end of 2005, M&G, Prudential's UK and European fund management business, had £149 billion of funds under management, of which £113 billion relates to Prudential's long-term business funds. M&G operates in markets where it has a leading position and competitive advantage, including retail fund management, institutional fixed income, pooled life and pension funds, property and private finance. M&G also manages Prudential's balance sheet for profit. Prudential believes that M&G has scale in all key asset classes: it is one of the largest active managers in the UK stock market, one of the largest bond investors in the UK and one of the UK's largest property investors.

        Egg is an innovative financial services company primarily offering banking products and services, specifically, unsecured personal loans, credit cards, mortgages and savings accounts.

        In 2005, licences to sell financial services products in six new cities in China were granted to CITIC-Prudential by the Chinese authorities, bringing the total number of such licences on December 31, 2005 to ten. As of April 30, 2006, CITIC-Prudential had been granted 13 life insurance licences to operate in

China. Prudential believes the main challenge facing foreign players trying to become established in China is the need to develop local management teams to support geographical expansion. Prudential believes that it has a real advantage in being able to leverage its existing Chinese speaking operations to help develop new teams quickly. In 2005, sales in China increased by 47 per cent over 2004.

        In June 2005 The Prudential Vietnam Fund Management Company was launched with a mandate to manage the Prudential Vietnam's life fund. It also has plans to develop the emerging retail funds market in Vietnam and to launch retail funds.

        Prudential and Bank Simpanan Nasional ('BSN') which was originally the Malaysian Post Office Bank and is now wholly owned by the Ministry of Finance, established a joint venture to leverage Prudential's existing network of over 7,000 agents and BSN's network of 391 branches. In January 2006, the Malaysian authorities granted the joint venture a license to develop and market insurance products to Muslim Malays who make up more than 60 per cent of the population.

        In October 2004, JNL completed the sale of JFB to Union Bank of California for £166 million. JFB's principal area of business was banking and commercial real estate lending, which no longer aligned with JNL's strategy. Accordingly, the results of operations for JFB are reported as discontinued operations in the accompanying financial statements.

        In November 2004, Prudential announced the purchase of Life Insurance Company of Georgia for £142 million, and completed the purchase in May 2005. This acquisition doubled the number of JNL's in-force life and annuity policies, added scale to its operating platform and expanded its distribution capability. This is enabling JNL to grow its life business at a higher return and faster rate than can be achieved organically. JNL anticipates the capital provided will be returned over a period of about 5 years. The planning for the integration of the business is on track and full integration is anticipated within 12 months of closing the transaction.

        In October 2004, the Board decided to launch a 1 for 6 rights offering. As at December 31, 2005, approximately 25 per cent of the net proceeds of the rights offering (£1,021 million) have been used to provide capital to support Prudential's shareholder backed UK life businesses. The remainder of the proceeds have been invested centrally within the Group in short-term financial instruments.

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

General Economic and Market Conditions

        Prudential believes that the historical strength of the UK and US equity markets, combined with demographic factors and governmental efforts to increase individual savings and self-provision for retirement, are leading to an increased consumer focus on savings and investment products.

        In Asia, Prudential believes the potential for strong economic growth remains and that it is in a strong position to benefit from the long-term growth potential throughout the region. In 2005 Asian economies performed exceptionally well, with strong GDP growth. The composition of demand and economic activity has been shifting recently towards being more domestically driven and Prudential expects this trend to continue, resulting in less dependence on Western economies. Short interest rates are expected to continue to rise slowly as central banks balance normalizing economic policy with containing pressure for currencies to appreciate. Long bond yields are expected to climb from current levels as economic activity broadens and domestic inflation rises. Equity investments will be supported by continued economic growth and the current valuation levels. Overall, it is expected that these factors will continue to encourage investors into long term savings products.

        Changes in interest rates and returns from equity, real estate and other investments as well as volatility in these items may affect Prudential's profitability. In the United Kingdom, where Prudential invests in debt and other fixed income securities, equity securities and real estate, shareholders' profits under IFRS are strongly related to the bonuses it declares on with-profits products. The most important influences on the bonus rates are the overall rate of return earned on investments and Prudential's expectation of future investment returns. See "—Analysis by Geographic Region—United Kingdom—Basis of Profits", "—With-profits Products" and "—Bonus Rates" below. Prudential's bonus policy and its impact on profitability are addressed in more detail in "IFRS Critical Accounting Policies" below.

        In the United States, fluctuations in prevailing interest rates, including changes in the difference between the levels of prevailing short-term and long-term rates, can affect results from Jackson National Life, which is predominantly a spread-based business with the majority of its assets invested in fixed income securities. Changes in interest rates, either upward or downward, can expose Jackson National Life to the risk of not earning anticipated spreads between the rate earned on investments and the rate credited on its policies. For example, if interest rates go up and/or competitors offer higher crediting rates, withdrawals on annuity contracts may increase as policyholders seek higher investment returns elsewhere. In response, Jackson National Life could (1) raise its crediting rates to stem withdrawals, decreasing its spread; (2) sell assets which may have depressed values in a high interest rate environment, creating realized investment losses; or (3) pay out existing cash which would otherwise have earned interest at the higher interest rates. Moreover, to the extent that Jackson National Life holds illiquid private placements and commercial mortgages, there is a risk that it will incur losses if it needs to sell those assets. Conversely, if interest rates decrease, withdrawals from annuity contracts may decrease relative to original expectations, creating more cash than expected to be invested at lower rates. Jackson National Life may have the ability to lower the rates it credits to policyholders as a result, but may be forced to maintain crediting rates for competitive reasons or because there are minimum interest rate guarantees in certain contracts. In either case, the spread earned by Jackson National Life would be lowered.

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

Regulation

        In recent years, the insurance sectors in the markets in which Prudential operates have seen considerable regulatory change. Failure to comply with local regulation may result in sanctions, which could take the form of a financial penalty. Pension mis-selling is discussed in more detail under Item 4, "Information on the Company—Business of Prudential—UK Business—Shareholders' Interests in Prudential's Long-term Insurance Business—Pension Mis-selling". Mortgage endowment mis-selling and regulatory actions taken by the FSA to address the issue are discussed in more detail under Item 4, "Information on the Company—Business of Prudential—UK Business—Shareholders' Interests in Prudential's Long-term Insurance Business—Mortgage Endowment Products Review".

        Additional regulation, scrutiny and related costs have put pressure on the margins on new business. In the United States, Prudential has been the subject of regulatory sanctions and class actions. These legal proceedings are discussed in more detail under Item 4, "Information on the Company—Business of Prudential—Legal Proceedings". Changes in pension, financial services and tax regulation could have an impact on Prudential's results. See Item 4, "Information on the Company—Supervision and Regulation of Prudential" for a summary of the current regulatory environment in which Prudential conducts its business.

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

IFRS Critical Accounting Policies

        Prudential's discussion and analysis of its financial condition and results of operations are based upon Prudential's consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards ('IFRS') adopted for use in the European Union ('EU'). Were the Group to apply IFRS as published by the International Accounting Standards Board, as opposed to EU adopted IFRS, no additional adjustments would be required.

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

        Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. Prudential believes that its critical accounting policies are limited to those described below. For further details see "US GAAP Analysis—US GAAP Critical Accounting Policies" below.

        The critical accounting policies in respect of the items discussed below are critical for the group's results in so far as they relate to the group's shareholder financed business, in particular for Jackson National Life (JNL).

Investments

Determining the fair value of unquoted investments

        Of the Group's financial investments, assets with a fair value of £4.9 billion are not quoted on active markets. Their fair values are determined in full or in part by using valuation techniques. These techniques include discounted cash flow analysis, option-adjusted spread models and enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. This impact would, however, be mostly mitigated by an equal and offsetting transfer to the liability for unallocated surplus as the majority of these investments are held by the UK with-profits fund. Further information on these instruments is provided in note G1 to the financial statements.

Determining impairments relating to financial assets

Available-for-sale securities

        Financial investments carried on an available-for-sale basis, such as JNL's debt securities portfolio, are considered to be impaired if there has been a significant and prolonged period of decline in fair value below its amortized cost or if there is objective evidence of impairment. The consideration of this requires management's judgement. Among the factors considered is whether the decline in fair value results from a change in quality of the security itself, or from a downward movement in the market as a whole and the likelihood of recovering the carrying value based on the current and short-term prospects of the issuer. Unrealized losses that are considered to be primarily the result of market conditions, such as increasing interest rates, unusual market volatility, or industry-related events, and where the Group also believes there is a reasonable expectation for recovery and, furthermore, it has the intent and ability to hold the investment until maturity or the market recovery, are usually determined to be temporary. Prudential's review of fair value involves several criteria including economic conditions, credit loss experience, other issuer-specific developments and future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial statements, unrealized losses currently in equity may be recognized in the income statement in future periods.

Assets held at amortized cost

        For financial assets carried at amortized cost, the Group measures the amount of the impairment loss by comparing the carrying amount of the asset with the present value of its estimated future cash flows.

        In estimating the future cash flows, the Group looks at the expected cash flows of the assets and applies historical loss experience of assets with similar credit risks that have been adjusted for conditions in the historical loss experience which no longer exist, or for conditions that are expected to arise. The estimated future cash flows are discounted using the financial asset's original or variable effective interest rate and exclude credit losses that have not yet been incurred.

        The risks inherent in reviewing the impairment of any investment include the risk that market results may differ from expectations; facts and circumstances may change in the future and differ from estimates and assumptions; or the Group may later decide to sell the security as a result of changed circumstances.

Life Assurance contracts

Product classification

        IFRS 4 requires contracts written by insurers to be classified as either ‘insurance contracts' or ‘investment contracts' depending on the level of insurance risk transferred. If significant insurance risk is transferred by the contract then it is classified as an insurance contract. Contracts that transfer financial risk but not significant insurance risk are termed investment contracts. Furthermore, some contracts, both insurance and investment, contain discretionary participation features representing the contractual right to receive additional benefits as a supplement to guaranteed benefits:

(a)
that are likely to be a significant portion of the total contractual benefits;

(b)
whose amount or timing is contractually at the discretion of the issuer and

(c)
that are contractually based on asset or fund performance, as discussed in IFRS 4.

        Accordingly, insurers must perform a product classification exercise across their portfolio of contracts issued to determine the allocation to these various categories. IFRS 4 permits the continued usage of previously applied GAAP for insurance contracts and investment contracts with discretionary participating features. Except for UK regulated with-profits funds, as described subsequently, this basis has been applied by the Company.

        For investment contracts that do not contain discretionary participating features, IAS 39 and, where the contract includes an investment management element, IAS 18, apply measurement principles to assets and liabilities attaching to the contract that may diverge from previously applied. The principal line of business for which measurement changes arise on adoption of IFRS are certain unit-linked savings and similar contracts in the UK. Further details of this exercise are given in note D1 to the financial statements.

Valuation assumptions

        The Group's insurance contracts and investment contracts with discretionary participation features are primarily with-profits and other protection type policies. For UK regulated with-profits funds for 2005 the contract liabilities are valued by reference to the UK FSA's realistic basis. In aggregate this basis has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances. A detailed explanation is contained in note D2(d)(ii) to the financial statements. Key elements of the value placed on the liability are that (a) the component for the with-profits benefit reserve is based on retrospective calculation of documented asset shares. Asset shares are calculated as the accumulation of all items of income and outgo that are relevant to each policy type and (b) the component for future policy related liabilities includes a market consistent valuation of costs and guarantees, options and smoothing determined using either a stochastic approach, hedging costs or a series of deterministic projections with attributed probabilities.

        For other contracts, and for UK with-profits contracts in 2004, the liabilities are estimated using actuarial methods based on assumptions relating to premiums, interest rates, investment returns, expenses, mortality and surrenders. The assumptions to which the estimation of these reserves is particularly sensitive are the interest rate used to discount the provision and the assumed future mortality experience of policyholders. From the perspective of shareholder's results, the key sensitivity relates to assumed future investment returns for the Taiwan life operation. The in-force business of the Taiwan life operations includes traditional whole-of-life policies where the premium rates have been set by the regulator at different points for the industry as a whole. Premium rates were set to give a guaranteed minimum sum assured on death and a guaranteed surrender value on early surrender based on prevailing interest rates at the time of policy issue. Premium rates also included an allowance for mortality and expenses. The required rates of guarantee have fallen over time as interest rates have reduced from a high of 8 per cent to current levels of around 2 per cent. The current low level of bond rates in Taiwan gives rise to a negative spread against the majority of these policies. The current cash costs of funding in-force negative spread in Taiwan is around £30 million a year.

        The profits attaching to these contracts are particularly affected by the rates of return earned, and estimated to be earned, on the assets held to cover liabilities and on future investment income and contract cash flows. Under IFRS, the insurance contract liabilities of the Taiwan business are determined on the US GAAP basis as applied previously under UK GAAP. Under this basis the policy liabilities are calculated on sets of assumptions, which are locked in at the point of policy inception, and a deferred acquisition cost is held in the balance sheet.

        The adequacy of the insurance contract liabilities is tested by reference to best estimates of expected investment returns on policy cash flows and reinvested income. The assumed earned rates are used to discount the future cash flows. The assumed earned rates consist of a long-term best estimate determined by consideration of long-term market conditions, and rates assumed to be earned in the trending in period. It has been projected that rates of return for Taiwanese bond yields will trend from the current levels of some 2 per cent to 5.5 per cent by December 31, 2012.

        The liability adequacy test results are sensitive to the attainment of the trended rates during the trending period. Based on the current asset mix, margins in other contracts that are used in the assessment of the liability adequacy tests, and currently assumed future rates of return, if interest rates were to remain at current levels in 2006 the premium reserve, net of deferred acquisition costs, would be broadly sufficient. If interest rates were to remain at current levels in 2007 then some level of write-off of deferred acquisition costs may be necessary. However, the amount of the charge, currently estimated at £50-70 million is sensitive for the previously mentioned variables.

        The adequacy of the liability is also sensitive to the level of the projected long-term rate. The current long-term assumption of 5.5 per cent has been determined on a prudent best estimate basis by reference to detailed assessments of the financial dynamics of the Taiwanese economy. In the event that the rate applied was reduced or increased, the carrying value of the liabilities would be affected.

        In broad terms, if the assumed long-term rate applied was to fall by 0.25 per cent, from 5.5 per cent to 5.25 per cent, the impact on IFRS basis results would be a charge of some £120-130 million. If the rate was to further reduce, the incremental increase in liabilities would be of a similarly commensurate size. The effects of changes in any one year reflect the combination of the short-term and long-term factors described above.

Deferred acquisition costs

        Significant costs are incurred in connection with acquiring new insurance business. Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic FSA regime as described in detail in note A4 to the financial statements, these costs, which vary with, and are primarily related to, the production of new business, are capitalised and amortized against margins in future revenues on the related insurance policies. The recoverability of the asset is measured and the asset is deemed impaired if the projected future margins are less than the carrying value of the asset. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value of the deferred acquisition cost asset will be necessary.

        The deferral and amortization of acquisition costs is of most relevance to the Group's reported profits for shareholder-financed long-term business operations. In 2005, the application of the liability adequacy testing for the Taiwan Life business resulted in a write off of deferred acquisition costs of £21 million.

Pensions

        The Group applies the requirements of IAS 19, ‘Employee Benefits' to its defined benefit pension schemes. The economic participation in the deficits attaching to the main Prudential Staff Pension Scheme (PSPS) and the smaller Scottish Amicable Pension Scheme (SAPS) are shared between the PAC with-profits sub-fund (WPSF) and shareholder operations. The economic interest reflects the source of contributions over the scheme life, which in turn reflects the activity of the members during their employment. In the case of PSPS, at December 31, 2004, the attribution between WPSF and shareholders' funds was in the ratio 80/20. In 2005, following extensive analysis, this ratio was revised to 70/30. For SAPS the ratio for both 2005 and 2004 is estimated to be 50/50 between the WPSF and shareholders' funds.

Deferred tax

        Deferred tax assets are recognized to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all the available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which the losses can be relieved. The UK taxation regime applies separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets. The judgements made, and uncertainties considered, in arriving at deferred tax balances included in the financial statements are discussed in note H4 to the financial statements.

Goodwill

        Goodwill impairment testing requires the exercise of judgement by management as to prospective future cash flows.

Other features of IFRS accounting that are of particular significance to an understanding of Prudential's IFRS results

        The other features that are of significance relate to the timing of adoption of certain IFRS standards and their consequential impact upon the financial statements; the accounting for UK with-profits funds; and the presentation of certain items in the financial statements.

Adoption of IAS 32, IAS 39 and IFRS 4

        Three IFRS accounting standards, IAS 32, ‘Financial Instruments: Disclosure and Presentation', IAS 39, ‘Financial Instruments: Recognition and Measurement' and IFRS 4, ‘Insurance Contracts', have been adopted as at January 1, 2005 rather than January 1, 2004. This treatment is consistent with the policy typically applied by groups with banking operations where the practical consequences of adopting these standards for 2004 are significant.

        Accordingly, the amounts recorded for revenue and expenses and assets and liabilities of certain items reflected in the Group's financial statements are not on a consistent basis in 2005 compared to amounts recorded for the comparative period. The main area where this inconsistency applies is valuation and accounting presentation of fair value movements of derivatives and debt securities of JNL (as described below). In addition, the measurement of assets and liabilities and income and expenses of those UK unit-linked contracts, and those with similar features, that do not contain significant insurance risk, is altered.

Insurance contract accounting

        With the exception of investment contracts without discretionary participation features, the Group's life assurance contracts are classified as insurance contracts and investment contracts with discretionary participating features. As permitted by IFRS 4, assets and liabilities of these contracts (see below) are accounted for under previously applied GAAP. Accordingly, except as described below, the modified statutory basis (MSB) of reporting as set out in the revised Statement of Recommended Practice (SORP) issued by the Association of British Insurers (ABI) in November 2003 has been applied for the 2005 results.

        In the UK, for the 2004 comparative results, with the exception of minor accounting adjustments, the technical provisions reflect the UK regulatory basis of reporting that has applied previously for many years. This effectively constitutes the Peak 1 basis under the current Financial Services Authority (FSA) regime.

        From January 1, 2005 the Group has chosen to improve its accounting for UK regulated with-profits funds by the application of the UK accounting standard FRS 27, ‘Life Assurance'. Under this standard, the main accounting changes that are required for UK with-profits funds are:

  •
  Derecognition of deferred acquisition costs and related deferred tax; and

  •
  replacement of MSB liabilities with adjusted realistic basis liabilities.

        The primary effect of these changes is to fundamentally alter the basis of accounting and carrying value of deferred acquisition costs (as set out in note H2 to the financial statements) and the reported level of unallocated surplus of with-profits funds (as set out in note H12 to the financial statements).

        Under UK GAAP, the fund for future appropriations (FFA) represents the excess of assets over policyholder liabilities for the Group's with-profit funds. Under IFRS the FFA is termed unallocated surplus and the Group has opted to account for it wholly as a liability with no allocation to equity. This treatment reflects the fact that shareholders' participation in the cost of bonuses arises only on distribution. As a consequence of this accounting treatment, shareholder profits on with-profits business continue to reflect the one-ninth cost of declared bonus previously applied under UK GAAP.

Valuation and accounting presentation of fair value movements of derivatives and debt securities of JNL

        Under IAS 39, derivatives are required to be carried at fair value. Unless hedge accounting is applied, value movements on derivatives are recognized in the income statement.

        For derivative instruments of JNL, the Group has considered at length whether it is appropriate to undertake the necessary operational changes to qualify for hedge accounting so as to achieve matching of value movements in hedging instruments and hedged items in the performance statements. In reaching the decision a number of factors were particularly relevant. These were:

  •
  IAS 39 hedging criteria has been designed primarily in the context of hedging and hedging instruments that are assessable as financial instruments that are either stand-alone or separable from host contracts, rather than, for example, duration characteristics of insurance contracts;

  •
  the high hurdle levels under IAS 39 of ensuring hedge effectiveness at the level of individual hedge transactions for specific transactions;

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

        In this regard, the issues surrounding the IAS 39 application are very similar to those considered by other US life insurers when the US financial reporting standard FAS 133 was first applied for US GAAP reporting. Taking account of these considerations the Group has decided that, except for certain minor categories of derivatives, it is not appropriate to seek to achieve hedge accounting under IAS 39 by completely reconfiguring the structure of JNL's derivative book. As a result of this decision, the total income statement results are more volatile as the movements in the value of JNL's derivatives are reflected within it.

        Under IAS 39, unless carried at amortized cost (subject to impairment provisions where appropriate) under the held-to-maturity category, debt securities are also carried at fair value. The Group has chosen not to classify any financial assets as held-to-maturity. Debt securities of JNL are designated as available-for-sale with value movements being recorded as movements within shareholders' equity.

Accounting for with-profits business

        For with-profits business (including non-participating business of Prudential Annuities Limited which is owned by the PAC with-profits fund), adjustments to liabilities and any related tax effects are recognized in the income statement. However, except for any impact on the annual declaration of bonuses, shareholder profits for with-profits business and shareholders' funds would not be affected by adjustments to liabilities. This is because the income statements solely reflect one-ninth of the cost of bonuses declared for with-profits policies for the year.

        For both 2005 and 2004, adjustments to the long-term business provision for the PAC with-profits fund would normally reflect changes that have also been reflected in the annual regulatory returns submitted to the FSA. Except to the extent of any second order effects on other elements of the regulatory returns, such changes can be expected to have a consequent effect on the excess of assets over liabilities of the fund for purposes of solvency calculations, and the related free asset ratio which is an indicator of the overall financial strength of the fund. Similar principles apply to the Group's Asian with-profits business.

Profits Recognition

        As outlined in "—Analysis by Business Segment and Geographic Region—United Kingdom—Basis of Profits" below, Prudential's results include an annual profit distribution to shareholders from long-term with-profits funds that represents an amount of up to one-ninth of the value of that year's bonus declarations to policyholders. The distribution corresponds directly to the post-tax basis profit for with-profits business. The boards of directors of the subsidiary companies that have with-profits operations, using actuarial advice, determine the amount of annual and final bonuses to be declared each year on each group of contracts.

Unallocated surplus

        As discussed above, the unallocated surplus represents the excess of assets over policyholder liabilities of the Group's with-profits funds. The annual excess or shortfall of income over expenditure of the with-profits funds after declaration and attribution of the cost of bonuses to policyholders and shareholders is transferred to, or from, the unallocated surplus through a charge or credit to the income statement. The balance is determined after full provision for deferred tax on unrealized appreciation of investments.

        Changes to the level of the unallocated surplus do not directly impact shareholders' results or funds. After allowing for differences in the basis of preparation of the financial statements and UK regulatory returns, movements in the level of the unallocated surplus are broadly indicative of movements in the excess of regulatory basis assets over liabilities of the fund. In turn, movements in this excess as a proportion of liabilities are indicative of changes in the financial strength of the fund.

Differences in the basis of preparation of financial statements and UK regulatory returns arise principally from the treatment of certain regulatory basis liabilities, such as mismatching reserves (that are accounted for as reserves within the unallocated surplus), recognition of deferred acquisition costs in the financial statements, and asset valuation differences and admissibility deductions reflected in the regulatory returns.

Fair Value of Assets

        Changes in the fair value of assets of Prudential's long-term with-profits funds will primarily be reflected in the excess of assets over liabilities recorded as the unallocated surplus. Shareholders' profits from with-profits business and shareholders' funds are not directly impacted by movements in the fair values of the assets. However, current investment performance is a factor that is taken into account in the setting of the annual declaration of bonuses which, in turn, affects UK shareholder profits to the extent of one-ninth of the cost of bonus.

        Changes in the fair value of assets of unit-linked (separate account) funds are normally accompanied by a matching change in unit-linked business liabilities that is also recognized in the income statement.

Investment Returns

        For with-profits business, investment returns together with other income and expenditure are recorded within the income statement. However, the difference between net income of the fund and the cost of bonuses and related statutory transfers is reflected in an amount transferred to or from the unallocated surplus within the income statement. Except to the extent of current investment returns being taken into account in the setting of bonus policy, the investment returns of with-profits fund in a particular year do not affect shareholder profits or with-profits funds.

Presentation of results before tax

        The total tax charge for the Group reflects tax that in addition to relating to shareholders' profits is also attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. This is explained in more detail in note F5 to the financial statements. However, pre-tax profits are determined after transfers to or from unallocated surplus of with-profits funds. These transfers are in turn determined after taking account of tax borne by with-profits funds. Consequently reported profit before the total tax charge is not representative of pre-tax profits attributable to shareholders. In order to provide a measure of pre-tax profits attributable to shareholders the Group has chosen to adopt an income statement presentation of the tax charge and pre-tax results that delineates between policyholder and shareholder components.

Overview of Consolidated Results

Introduction

        Prudential has built strong positions in the United Kingdom, the United States and Asia, three of the most attractive financial services markets in the world.

        Prudential achieved these positions by adopting a disciplined approach to investment and growth, allocating capital to those businesses that deliver sustainable high returns. At the same time, Prudential managed its risks by maintaining a diversified portfolio of businesses across its chosen markets, principally in the UK, the US and Asia, including several mature cash generators, as well as attractive newer businesses which require investment.

        The following table shows Prudential's IFRS consolidated total profit for the periods indicated.

	Year Ended December 31,
	2005	2004
	(In £ Millions)
Total revenue, net of reinsurance	41,125	33,904
Total charges	(38,980)	(32,343)

Profit before tax*	2,145	1,561
Tax attributable to policyholders' returns	(1,147)	(711)

Profit before tax attributable to shareholders	998	850
Tax expense	(1,388)	(951)
Less: tax attributable to policyholders' returns	1,147	711
Tax attributable to shareholders' profits	(241)	(240)

Profit from continuing operations after tax	757	610
Discontinuing operations (net of tax)	3	(94)

Profit for the year	760	516

*
Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits.

Basis of preparation of overview

        In previous annual reports on Form 20-F the structure of the section on the overview of consolidated results has been prepared in accordance with the basis for financial reporting used by Prudential's management in preparation of the Company's interim and annual financial statements that appear in Prudential's distributions to UK shareholders and the UK financial market, through the Company's preliminary results release and UK Annual Report.

        The basis previously applied has been to analyze profit before shareholder tax between management's chosen performance measure of operating profit based on longer-term investment returns and other items.

        Two features of the previous reporting framework under UK GAAP enabled this treatment. First, the ability to focus on profit before shareholder tax (rather than policyholder and shareholder tax) was facilitated by the requirements of the 1985 Companies Act. Second, the Statement of Recommended Practice of the Association of British Insurers specifically recommended the reporting of operating profit based on longer-term investment returns.

        On the adoption of the IFRS basis of reporting in the consolidated financial statements these two features no longer apply. It is therefore necessary for the structure of the overview of the consolidated results to be reconfigured to meet US reporting requirements.

        Under IFRS the pre-tax GAAP measure of profits is profit before policyholder and shareholder taxes. This measure is not relevant for reflecting pre-tax results attributable to shareholders for two reasons. First, this profit measure represents the aggregate of pre-tax results attributable to shareholders and a pre-tax amount attributable to policyholders. Second, the amount is determined after charging the transfer to the liability for unallocated surplus, which in turn is determined in part by policyholder taxes borne by the ring-fenced with-profits funds. It is noted that this circular feature is specific to with-profits funds in the UK, and other similarly structured overseas funds, and should be distinguished from other products, which are referred to as 'with-profits' and the general accounting treatment of premium or other policy taxes.

        Accordingly, the Company has chosen to explain its consolidated results by reference to profits for the year, reflecting profit after tax for continuing and discontinued operations. In explaining movements in profit for the year reference is made to trends in profit before shareholder tax and the shareholder tax charge.

Profit for the year

        Profit for 2005 was £760 million compared with £516 million in 2004. This £244 million increase reflects an increase in the profit from continuing operations after tax of £147 million from £610 million to £757 million and an increase of £97 million in the net of tax result for discontinued operations from a charge of £94 million to a profit of £3 million.

        The increase in profit from continuing operations after tax reflects growth in profits before tax attributable to shareholders of £148 million, which grew from £850 million in 2004 to £998 million in 2005, and a £1 million increase in the tax charge attributable to shareholders, which grew from £240 million in 2004 to £241 million in 2005.

        The growth in profit before tax attributable to shareholders primarily reflects growth in underlying profits and a higher level of short-term value movements on financial instruments credited to income. These increases offset a goodwill impairment charge and an increased negative level of actuarial and other gains and losses attaching to the Group's defined benefit pension schemes.

        In comparison to the growth in profits before tax attributable to shareholders, the small increase in the shareholder tax charge corresponds to a reduction in the effective tax rate from 28 per cent to 24 per cent. The reduction in the 2005 effective tax rate arises from a number of factors, including settlement of a number of outstanding issues with HM Revenue and Customs and benefit taken for prior year losses incurred in France following a recent European Court of Justice decision.

        Discontinued operations in 2005 relate to the completion of Egg's withdrawal from France and the losses incurred by Funds Direct. The discontinued operations in 2004 relate to the profit on sale of Jackson Federal Bank, the profit generated by the sale of a stake in Life Assurance Holding Corporation Limited and losses relating to Egg France.

Analysis by Business Segment and Geographic Region

        The Group's reportable segments are based on the organizational structure used by management for making operating and investment decisions and for assessing performance. The Group's business segments are long-term business, banking, and broker dealer and fund management whilst its geographical segments comprise the territories in which the Group conducts business, which are the United Kingdom, the United States and Asia.

        The following table shows Prudential's IFRS consolidated total profit for the periods indicated divided by business segment and geographic region. The accounting policies applied to the segments below are the same as those used in the Group's consolidated accounts and are described in Note A4 to the consolidated financial statements. The Group has taken advantage of the exemption within IFRS that allows comparative information presented in the first year of adoption of IFRS not to comply with standards IAS 32, IAS 39 and IFRS 4. Accordingly, reported profit for the year in 2004 does not reflect the impact of these standards. For further information on the impact of adopting these standards see Note A6 to the consolidated financial statements.

        Total profit for the year reflecting profit after tax for continued and discontinued operations:

2005	UK £m	US £m	Asia £m	Total £m
Long-term	288	350	148	786
Banking	48	—	—	48
Broker-dealer and fund management	99	5	0	104
Unallocated corporate	(178)	—	—	(178)

Total profit for the year	257	355	148	760

2004	UK £m	US £m	Asia £m	Total £m
Long-term	247	235	103	585
Banking	(95)	33	—	(62)
Broker-dealer and fund management	94	(8)	14	100
Unallocated corporate	(107)	—	—	(107)

Total profit for the year	139	260	117	516

Profit from Long-term business operations

        Total profit from long-term business in 2005 was £786 million compared to £585 million in 2004.

        Profit from long-term business operations increased from £585 million in 2004 to £786 million in 2005 and the non-recurrence of a £4 million contribution (net of tax) for discontinued operations in 2004.

        The growth in 2005 of profits from continuing operations after tax was supported by a 38 per cent increase in profit before shareholder tax from £832 million in 2004 to £1,152 million in 2005 and an increase in the shareholder tax charge from £251 million in 2004 to £366 million in 2005.

        The growth in profit before tax attributable to shareholders of £320 million compared to 2004 primarily reflects an increase in underlying profits and a higher level of short-term value increases on financial instruments. The growth in profit before tax in 2005 also reflects short-term value increases of £122 million on derivatives held by Jackson National Life, which are used for economic hedging purposes. Prior to the adoption of IAS 39 at January 1, 2005, these derivatives were carried at amortized cost and, as a result, the 2004 income does not include any attributable value movement.

        The effective shareholder tax rate on profits from continuing long-term business operations increased from 30 per cent in 2004 to 32 per cent in 2005 resulting from minor variations on the rates applicable to UK and Asian businesses.

        In order to understand how Prudential's results are derived it is necessary to understand how profit emerges from its business. This varies from region to region, primarily due to differences in the nature of the products and regulatory environment in which Prudential operates.

  United Kingdom

  Basis of Profits

        Prudential's results comprise an annual profit distribution to shareholders from its UK long-term with-profits fund, hereafter referred to as the with-profits fund, as well as profits from its other businesses. For most of Prudential's operations, other than its UK long-term insurance businesses, the IFRS basis of accounting matches items of income and related expenditure within the same accounting period. This is achieved through the deferral of acquisition costs and application of the accruals concept.

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

  Unallocated Surplus

        The annual excesses of premiums and investment returns over claim payments, operating expenses and the change in policyholder provisions within Prudential's with-profits fund that are not distributed in that year as bonuses and related shareholders' profit are transferred to the liability for unallocated surplus by a charge to the income statement of the with-profits fund. Any shortfall in such amounts would result in a transfer from the unallocated surplus by a credit to the income statement of the long-term fund. Current year amounts in respect of premiums, investment returns, operating expenses and unusual charges or credits do not directly affect the distribution of profit to shareholders from the with-profits business in that year. Current year claims, which include final bonus payments, do have an effect on shareholders' profit through the shareholders' proportion of the value of those final bonuses.

  Surplus Assets and Their Use

        The liability for unallocated surplus comprises amounts Prudential expects to pay to policyholders in the future, the related shareholder transfers and surplus assets. These surplus assets, which are described in more detail under Item 4, "Information on the Company—Business of Prudential—UK Business—Shareholders' Interests in Prudential's Long-term Insurance Business—Surplus Assets in Prudential Assurance's Long-term With-profits Fund", have accumulated over many years from a variety of sources and provide the with-profits fund with working capital. This working capital permits Prudential to invest a substantial portion of the assets of the with-profits fund in equity securities and real estate, smooth investment returns to with-profits policyholders, keep its products competitive, write new business without being constrained as to cash flows in the early policy years and demonstrate solvency.

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

  Comparison of total profit arising from UK long-term business

        Profit from UK long-term business increased from £247 million in 2004 to £288 million in 2005. The increase of £41 million reflects a rise of £45 million in profit from continuing operations after tax from £243 million in 2004 to £288 million in 2005 and the non-recurrence of the £4 million net of tax profit that arose in 2004 on the sale of Prudential's stake in Life Assurance Holding Company.

        The growth in profits from continuing operations after tax reflects an increase in profit before shareholder tax from £334 million in 2004 to £416 million in 2005 and an increase in the shareholder tax charge from £91 million in 2004 to £128 million in 2005.

        The growth in profit before tax attributable to shareholders of £82 million primarily reflects growth in underlying profits. This growth was partially offset by a £20 million charge in 2005 (2004: £nil million) for the effect of strengthening actuarial provisions for increases in ongoing contributions for future service of active scheme members of the Prudential Staff Pension Scheme.

        The effective shareholder tax rate on profits from continuing UK long-term business operations increased from 27 per cent in 2004 to 31 per cent in 2005.

  United States

  Basis of Profits

        The profit on Jackson National Life's business predominantly arises from spread income from interest-sensitive products, such as fixed annuities, institutional products and fee income on variable annuities. Except for institutional products and certain term certain annuities which are classified as investment products under IAS39, for the purposes of IFRS reporting, deposits into these products are recorded as premiums, withdrawals and surrenders are included in benefits and claims and the resulting net movement is recorded under other reserve movements within benefits and claims. Benefits and claims also include interest credited to policyholders in respect of deposit products and fees charged on these policies. While the presentation of these items differs between IFRS and US GAAP, there is no net impact on total profits.

  Comparison of total profit arising from US long-term business

        Profit from US long-term business increased from £235 million in 2004 to £350 million in 2005. This increase of £115 million reflects a rise in profit before shareholder tax from £357 million in 2004 to £526 million in 2005 and an increase in the shareholder tax charge from £122 million to £176 million over the same period.

        The £169 million growth in 2005 of profit before tax attributable to shareholders mainly reflects growth in underlying profits (as described in the additional analysis of consolidated results reflecting the basis used by management and reported externally to UK shareholders and the UK financial market) and a significant increase in the accounting value of short-term value movements in financial instruments reflected in the IFRS income statement. £122 million of the increase is attributable to an increase in the value of derivatives used by JNL for economic hedging purposes. Prior to the adoption of IAS 39 at January 1, 2005, these derivatives were carried at amortized cost and therefore these increases were not reflected in the 2004 income statement.

  Asia

  Basis of Profits

        The assets and liabilities of contracts classified as insurance under IFRS 4 are determined in accordance with methods prescribed by local GAAP and adjusted to comply, where necessary, with UK GAAP. Under IFRS 4, subject to the conditions of that standard, the continued application of UK GAAP in this respect is permitted.

        For Asian operations in countries where local GAAP is not well established and in which the business is primarily non-participating and linked business, US GAAP is used as the most appropriate reporting basis. Of the more significant Asia operations, this basis is applied in Taiwan, Japan and Vietnam. For with-profits business in Hong Kong, Singapore and Malaysia the basis of profit recognition is bonus driven as described in the section "—United Kingdom,—with-profits products".

  Comparison of total profit arising from Asian long-term business

        Profit from Asian long-term business increased from £103 million in 2004 to £148 million in 2005. This £45 million increase largely reflects a rise in profit before shareholder tax from £141 million to £210 million and an increase in the shareholder tax charge from £38 million to £62 million during the same period.

        £30 million of the growth in profit before tax attributable to shareholders arose from various non-recurring items.

        The effective shareholder tax rate increased from 27 per cent in 2004 to 30 per cent in 2005.

        A goodwill impairment charge of £120 million has been incurred in 2005 in respect of the Group's Japanese life business. This charge is reflected in the explanation of profit and losses for unallocated corporate activity.

  Profit from banking operations

  Basis of Profits

        The Group's banking operations now solely comprises Egg in the UK, which is an innovative financial services company primarily offering unsecured personal loans, credit cards, mortgages and savings accounts. The basis of profits is the margin between interest income and expense and fee and commission income.

  Comparison of total profit arising from banking operations

        In 2005, profit for the year was £48 million compared with a loss of £62 million in 2004. The £110 million increase reflects a £143 million rise in the profit for UK banking from a loss of £95 million in 2004 to a profit of £48 million in 2005 and the non-recurrence of a £33 million profit resulting from the discontinued Jackson Federal Bank business, which was disposed of in 2004.

        The banking business £143 million growth largely reflects an increase in the contribution from continuing operations from £36 million in 2004 to £45 million in 2005 and an increase of £134 million in the result from discontinued operations, which increased from a loss of £131 million in 2004 to a profit of £3 million in 2005.

        The £9 million increase in profit from continuing operations mainly reflects a decrease of £17 million in profit before shareholder tax from £61 million in 2004 to £44 million in 2005, offset by a reduction in the tax charge of £26 million mainly arising from the benefit of previously unused tax losses.

        The result for UK discontinued banking operations reflects the results and closure of the Egg France operation and the discontinuation of Egg's Funds Direct operation.

  Profit from broker-dealer and fund management

        In 2005 total profit from broker-dealer and fund management increased by £4 million from £100 million in 2004 to £104 million in 2005. This increase results primarily from an improvement in profit earned from M&G's UK and European operations, from £94 million in 2004 to £99 million in 2005 and the improvement in profits from the US operations from a loss of £8 million in 2004 to a profit of £5 million in 2005. These profit gains offset a reduction in the Company's Asian operations profit from a profit of £14 million in 2004 to £nil in 2005.

        The increase of £4 million in total profit largely reflects an increase of £5 million in profit before shareholder tax from £149 million in 2004 to £154 million in 2005 and an increase in the tax charge of £1 million from £49 million in 2004 to £50 million in 2005.

        The increase in profit before shareholder tax reflects growth in underlying profits, as explained in the additional analysis of consolidated results reflecting the basis used by management and reported externally to UK shareholders and the financial market, which was offset by adverse changes in the short-term value increases of certain financial instruments, a reduction in the result attributable to minorities of US funds consolidated under IFRS, and actuarial losses attributable to the M&G defined benefit pension scheme.

  Unallocated corporate

        Total net of tax charges for unallocated corporate activity increased by £71 million from £107 million in 2004 to £178 million in 2005. The change primarily reflects a £160 million pre-tax increase from £192 million in 2004 to £352 million in 2005 offset by an increase of £89 million in the tax credit, from £85 million to £174 million.

        The increase in pre-tax expenditure primarily reflects a consistent level of underlying expenditure, a goodwill impairment charge of £120 million in 2005 on the Japanese life insurance business, a decrease in the short-term value changes and technical adjustments for consolidated investment funds.

        The increase in the tax credit largely reflects the settlement of outstanding issues with HM Revenue and Customs at amounts below those previously provided, the tax credit arising from relief for excess expenses in respect of the shareholder backed protection business, and adjustments for prior years resulting from routine revisions of tax returns.

Business Segment and Geographical Analysis by Nature of Revenue and Charges

        The following table shows Prudential's consolidated total revenue and consolidated total charges for the following periods.

	Year Ended December 31,
	2005	2004
	(In £ Millions)
Earned premiums, net of reinsurance	15,028	16,152
Investment income	24,013	15,750
Other income	2,084	2,002

Total revenue	41,125	33,904

Benefits and claims and movement in unallocated surplus of with-profits funds	(33,100)	(26,593)
Acquisition costs and other operating expenditure	(5,552)	(5,563)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(208)	(187)
Goodwill impairment charge	(120)	—

Total charges	(38,980)	(32,343)

Profit before tax*	2,145	1,561
Tax attributable to policyholders' returns	(1,147)	(711)

Profit before tax attributable to shareholders	998	850
Tax attributable to shareholders' profits	(241)	(240)

Profit from continuing operations after tax	757	610
Discontinued operations (net of tax)	3	(94)

Total profit	760	516

*
Profits before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits.

  Earned premiums

	Year Ended December 31,
	2005	2004
	(In £ Millions)
Long-term business:
UK Operations	7,800	9,096
US Operations	4,270	4,647
Asian Operations	2,958	2,409

Total	15,028	16,152

        Earned premiums, net of reinsurance, for long-term business totaled £15,028 million in 2005 compared to £16,152 million in 2004. The main reason for the reduction in earned premiums is the adoption of IAS 39 and IFRS 4 from January 1, 2005. For 2004, the income statement includes premiums on all contracts that were then classified under previous GAAP as insurance, including deposit style 'investment contracts' where the insurance risk in the contracts is insignificant. For 2005, the recognition basis in the income statement remains the same except for investment contracts, as defined under IFRS 4, which do not contain discretionary participation features, where the accounting reflects the deposit nature of the arrangement. In 2004, the earned premiums for the UK, US and Asia included approximately £1,381 million, £873 million and £5 million, respectively, of premiums for investments contracts.

  a)
  United Kingdom

        After adjusting for the effects of IAS 39 and IFRS 4, adapted prospectively from January 1, 2005, earned premiums from insurance contracts increased from £7,715 million in 2004 to £7,800 million in 2005.

        This increase largely reflects increased sales of bulk annuities including the £1,450 million Phoenix Life and Pensions in-force annuity book transaction announced in June 2005 (the 2004 comparatives included a £1,108 million annuity book transaction with Royal London). In addition, sales of individual annuities improved relative 2004 results as a result of higher sales through the partnerships and direct to consumer channels.

  b)
  United States

        Earned premiums from insurance contracts increased by 13.1 per cent in 2005 from £3,774 million in 2004 to £4,270 million in 2005, after adjusting for the effects of IAS 39 and IFRS 4.

        This increase was predominantly due to growth in variable annuity and fixed index annuity sales. Prudential believes that JNL's strong sales of variable annuities reflect its differentiated product structure, distribution proposition and service offering.

        Stronger fixed index annuity sales in 2005 reflected customers' increasing preference for products with the potential for higher returns linked to equity index performance. JNL believes it has benefited from its approach to educating broker-dealers about a complex product, while at the same time offering lower commissions and passing the benefit to the end consumer.

        The growth in sales of variable annuity and fixed indexed annuity products was partially offset by lower sales of fixed annuities. This primarily reflects the continued low interest rate environment and the relatively flat interest yield curve in the United States.

  c)
  Asia

        After adjusting for the effects of IAS 39 and IFRS 4, earned premiums in 2004 and 2005 were £2,404 million and £2,958 million, respectively, an increase of 23 per cent.

        While the majority of these earned premiums relate to sales made through Asia's tied agency distribution channel, Prudential believes that there is potential to expand alternate channels, particularly banks and direct marketing. Growth in earned premiums in 2005 was most significant in Singapore, Korea and India with increases of £127 million, £76 million and £59 million, respectively.

        Singapore's operations grew largely as a result of the broadening of its unit linked range and also increased bank distribution. In contrast, growth in sales in Korea was mainly due to the increased success in the tied financial advisor and general agency channels and the continued appeal of our universal life product. In addition, Prudential's Indian life insurance joint venture, ICICI-Prudential Life, supported its growth in 2005 primarily through ongoing expansion. The Indian business now has 74 branches and has grown agent numbers by 36 per cent during the year to 70,000.

  Investment income

	Year Ended December 31,
	2005	2004
	(In £ Millions)
Long-term business:
UK Operations	20,852	13,541
US Operations	2,391	1,474
Asian Operations	770	735

Total	24,013	15,750

        Investment income consists of interest income, dividends and realized and unrealized gains and losses on investments designated as fair value through profit and loss. As allowed by IFRS, the Group adopted IAS 39 on January 1, 2005.

  a)
  United Kingdom

        In the UK, investment income increased from £13,541 million in 2004 to £20,852 million in 2005. The main reason for this increase in investment income has been the appreciation of UK share and bond prices. This has resulted in an increase in investment income of approximately £6 billion. The effect of adopting IAS 39 in 2005 has been to increase investment income by £192 million.

  b)
  United States

        In the US, investment income increased from £1,474 million in 2004 to £2,391 million in 2005. The effect of adopting IAS 39 has been to increase investment income by £578 million. The remaining increase in investment income is due to an increase in external investments income such as dividends and interest income by £171 million and realized gains by £152 million reflecting an increase in investment yields from 5.6 per cent in 2004 to 6.3 per cent in 2005.

  c)
  Asia

        In Asia, investment income has increased from £735 million in 2004 to £770 million in 2005. The main reason for the movement is an increase in external investment income by £39 million. The adoption of IAS 39 did not have any material effect in Asia.

  Benefits and claims and movement in unallocated surplus of with-profits funds

	Year Ended December 31,
	2005	2004
	(In £ Millions)
Long-term business:
United Kingdom	(24,782)	(18,832)
United States	(5,591)	(5,339)
Asia	(2,727)	(2,422)

Total	(33,100)	(26,593)

        Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders and deaths plus the change in technical provisions (which primarily represents the movement in amounts owed to policyholders).

        Total benefits and claims increased by £6,507 million in 2005 to £33,100 million, compared to £26,593 million in 2004. This principally reflects the movement in policyholder liabilities as a result of the increase in investment income discussed above, which has been passed on to the policyholders in the form of bonus declaration for with-profits products or through direct increase in policyholder liabilities for unit-linked and similar products, or transferred to unallocated surplus.

  a)
  United Kingdom

        Overall benefits, claims and the transfer to unallocated surplus increased from £18,832 million in 2004 to £24,782 million in 2005. There are two principal reasons for this increase, both of which relate to the accounting treatment of investment returns allocated for assets backing liabilities and unallocated surplus of with-profits funds. First for unit-linked, variable annuity and other policies which are classified as insurance contracts under IFRS 4 where there is a direct relationship between policyholder benefits and asset returns on attaching pools of assets, the charge for benefits and claims reflects investment return credited to policyholder balances. With increased market returns in 2005 compared to 2004 there is a natural increase in the charge. This feature also applies in a similar manner for closely matched UK annuity business where the calculation of liabilities reflects period-end yields.

        The second reason relates to the basis of accounting for with-profits funds. The charge to the income statement for these funds reflects two items namely:

        a)     Liabilities for contract benefits either include bonuses declared to date (as applied in 2004 for all with-profits business and in 2005 for the Singapore and Malaysia with-profits funds) or "asset share" attribution (as applied in 2005 for UK regulated with-profits funds on the application of FRS 27 as part of the adoption of IFRS 4 as explained in note D2 of the financial statements), and

        b)    The movement in the excess of assets over policyholder liabilities is charged to the income statement as a movement on the liability for unallocated surplus.

        The combined effect of these two items is that there is a close correlation between the level of increase in the values of assets of the funds and the level of combined charge for benefits and movement on unallocated surplus. With market returns of 20 per cent on the Prudential Assurance long-term fund in 2005 compared to 13.4 per cent for 2004, there is an attendant increase in the charge to the income statement.

        The annual movements in benefits and claims also include changes in the pension mis-selling provision, which decreased in 2005, and 2004. For a detailed analysis of this provision, see Item 4, "Information on the Company—Business of Prudential—UK Business—Shareholders' Interests in Prudential's Long-term Insurance Business—Pension Mis-selling". With the consent of the UK regulator, the total cost of pension mis-selling is included within the transfer to the unallocated surplus of the Prudential Assurance long-term with-profits fund. Payments related to pension mis-selling will be met from the surplus assets in the Prudential Assurance long-term with-profits fund and not from amounts intended to fund existing and future bonuses.

        As described in "United Kingdom—Basis of Profits" above, because shareholders' profit from the Prudential Assurance with-profits sub-fund represents an amount of up to one-ninth of the value of that year's bonus declaration to policyholders, shareholders' profit from the fund has not been affected by the increase in the provision for pension mis-selling. Given the strength of the fund, Prudential does not believe that pension mis-selling costs will have an adverse impact on the levels of bonuses paid to policyholders and, therefore, shareholders' profit from the fund. In the unlikely event that this proves not to be the case, Prudential's intention would be that an appropriate contribution to the long-term with-profits fund be made from shareholders' funds with a consequential impact on shareholders' profit.

  b)
  United States

        In 2005, the accounting charge for benefits and claims increased by 4.7 per cent to £5,591 million.

        The change reflects underlying movements in claims, benefits and maturities for contracts classified as insurance products under IFRS 4. The charge for 2004 includes maturities and other changes for institutional business and certain term certain annuities.

  c)
  Asia

        In 2005, benefits and claims totaled £2,727 million, up 12.6 per cent on £2,422 million in 2004 reflecting an increase in policyholder benefits of 30 per cent from £719 million to £938 million. The adoption of IFRS 4, IAS 39 and FRS 27 did not have material effects on the change in the accounting charges for benefits and claims for the Group's Asian operations.

Acquisition costs and other operating expenditure

	Year Ended December 31,
	2005	2004
	(In £ Millions)
Long-term business:
United Kingdom	(4,018)	(4,282)
United States	(767)	(650)
Asia	(767)	(631)

Total	(5,552)	(5,563)

        Total acquisition costs and other operating expenditure of £5,552 million in 2005 were 0.2 per cent lower than the £5,563 million incurred in 2004.

  a)
  United Kingdom

        Total UK acquisition costs and other operating expenses in 2005 were £4,018 million, compared to £4,282 million in 2004. The decrease of £264 million in 2005 mainly relates to a decrease in operating expenses from £2,793 million to £2,404 million.

  b)
  United States

        Acquisition costs and other operating expenses of £767 million in 2005 were 18 per cent higher than expenses in 2004 of £650 million. The increase in expenses primarily reflects higher amortization of deferred acquisition costs (DAC) by £55 million from £221 million in 2004 to £276 million in 2005.

  c)
  Asia

        Total Asian acquisition costs and other operating expenses in 2005 were £767 million, an increase of £136 million compared to £631 million in 2004. This increase reflects an increase in DAC amortization from £285 million in 2004 to £431 million in 2005 and an increase in operating expenses from £308 million in 2004 to £401 million in 2005. The increase in operating expenses in part reflects development expenses of £20 million, restructuring costs of £14 million in Japan and an increase in administrative expenses of £20 million.

Additional analysis of consolidated results reflecting the basis used by management and reported externally to UK shareholders and the UK financial market

        For many years, the assessment of performance by management has been, and continues to be, applied to profit before shareholder tax by analysis of the result between operating profit based on longer-term investment returns and other reconciling items. The focus on profit before shareholder tax, rather than profit before policyholder and shareholder tax, reflects the shareholders' interests in surpluses as they arise and the regulatory basis of ring-fenced long-term funds in the UK. In particular, taxes borne by policyholders of with-profits contracts are borne by the liability for unallocated surplus of with-profits funds.

        Until the adoption of IFRS, operating profit based on longer-term investment returns was a GAAP measure arising from the specific recommendation of the Statement of Recommended Practice (SORP) for accounting for insurance business issued by the Association of British Insurers (ABI). With the adoption of IFRS, the ABI SORP is no longer authoritative literature for the purposes of determining GAAP measures. Nevertheless, it continues to be the basis applied by the Company for internal performance assessment and a fundamental element of the analysis provided to shareholders and the UK stock market. The analysis that follows reflects information published with the Group's results on March 16, 2006.

Reconciliation of total profit by business segment and geography to underlying performance measure

        A reconciliation of profit before all taxes to profit before tax attributable to shareholders and profit for the year is shown below.

	Year Ended December 31,
	2005	2004
	(In £ Millions)
Profit before tax	2,145	1,561
Tax attributable to policyholders' returns	(1,147)	(711)

Profit before tax attributable to shareholders	998	850
Tax expense	(1,388)	(951)
Less: tax attributable to policyholders' returns	1,147	711
Tax attributable to shareholders' profits	(241)	(240)

Profit from continuing operations after tax	757	610
Discontinued operations (net of tax)	3	(94)

Profit for the year	760	516

        A reconciliation of profit before shareholder tax to operating profit based on longer-term investment returns is provided below:

	Year Ended December 31,
	2005	2004
	(In £ Millions)
Performance measure: operating profit from continuing operations based on long-term investments returns (i)	957	708
Goodwill impairment charge (ii)	(120)	—
Short-term fluctuations in investment returns on shareholder-backed business (iii)	211	149
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes (iv)	(50)	(7)

Profit from continuing operations before tax attributable to shareholders	998	850

Notes:

(i)
Operating profit based on longer-term investment returns

Operating profit based on longer-term investment returns is a supplemental measure of results. For the purposes of measuring operating profit, investment returns on shareholder financed business are based on expected long-term rates of return. The expected long-term rates of return are intended to reflect historical real rates of return and, where appropriate, current inflation expectations adjusted for consensus economic and investment forecasts. The significant operations that require adjustment for the difference between actual and longer-term investment returns are JNL and certain businesses of the Group's Asian operations. The amounts included in operating results for long-term capital returns for debt securities comprise two components. These are a risk margin reserve based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortization of interest-related gains and losses for operating results based on long-term results to the date when sold bonds would otherwise have matured.

(ii)
Goodwill impairment charge

The charge for goodwill impairment of £120 million relates to the Japan life insurance business. The charge reflects the slower than expected development of the Japanese life insurance business.

(iii)
Short-term fluctuations in investment returns on shareholder-backed business

        The fluctuations arise as follows:

	Year Ended December 31,
	2005	2004
	(In £ Millions)
US operations:
Movements in market value of derivatives used for economic hedging purposes (2004 not applicable because of formal adoption of IAS 32, IAS 39 and IFRS 4 on January 1, 2005)	122	—
Actual less longer-term investment returns for other items	56	61
Asian operations	32	37
Other operations (including £6m (2004: £nil) on sale of partial stake in Indian subsidiary)	1	51

	211	149

(iv)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes

	Year Ended December 31,
	2005	2004
	(In £ Millions)
Actuarial losses
Actual less expected return on scheme assets	544	115
Experience gains (losses) on liabilities	1	(17)
Losses on changes of assumptions for plan liabilities (based on long-term inflation of 2.8%)	(489)	(141)
	56	(43)
Less: amount attributable to the PAC with-profits fund	(58)	36

Total	(2)	(7)
Non-recurrent credit (charge)
Shareholders' share of credit arising from reduction in level of assumed future discretionary increases for the Prudential Staff Pension Scheme (PSPS) for pensions in payment to 2.5%	35	—
Losses on re-estimation of shareholders' share of deficits arising from the PSPS (a)	(63)	—
Strengthening in actuarial provisions for increase in ongoing contributions for future service of active scheme members (b)	(20)	—

	(48)	—

Total	(50)	(7)

(a)
Up to December 31, 2004, the deficits arising on the PSPS had been assessed as being 80 per cent attributable to the PAC with-profits fund and 20 per cent to shareholder operations. In 2005, following additional analysis this apportionment was altered to a ratio of 70/30.

(b)
As a result of the April 2005 scheme valuation and subsequent discussions, the contribution levels for future ongoing service of active members will approximately double. The charge of £20 million reflects the actuarial provision for this increase in future expenses for certain insurance contracts.

        The Group uses a performance measure of operating profit based on longer-term investment returns, excluding charges for goodwill impairment and actuarial and other gains and losses on defined benefit pension schemes. The directors believe that this performance measure better reflects underlying performance. It is the basis used by management for the reasons outlined below. It is also the basis on which analysis of the Group's results has been provided to UK shareholders and the UK financial market for some years under long standing conventions for reporting by proprietary UK life assurers.

        Longer-term investment returns included within the performance measure are determined by reference to expected long-term rates of return. These are intended to reflect historical rates of return on assets, and where appropriate, current inflation expectations adjusted for consensus economic and investment forecasts. The overriding reason for distinguishing longer-term investment returns from short-term fluctuations is that the investments are generally held for the longer-term to back long duration insurance contract liabilities and solvency capital rather than for short-term trading purposes.

        Furthermore, the income statement recognition of investment appreciation, short-term value movements on derivatives, and the charge for the policyholder benefits under IFRS 4 give rise to accounting mismatches that are not representative of the underlying economic position.

        Goodwill impairment charges reflect adverse changes in assessment in a given period as to whether the excess of the amount paid over the accounting value of acquired assets and liabilities is expected to be recoverable in the future. It is thus appropriate for such charges to be distinguished from current period operational performance.

        Actuarial and other gains and losses on defined benefit pension schemes principally reflect short-term value movements on scheme assets and the effects of changes in actuarial assumptions. Under the Group's accounting policies these items are recorded within the income statement, rather than through other comprehensive income, solely due to the interaction of the Group's approach to adoption of IFRS 4 for with-profits funds and the requirements of IAS 19. In analyzing profit before shareholder tax the separate identification of these gains and losses is analogous to the more normal treatment of inclusion as a movement on other comprehensive income i.e. not within profit for the period.

        The following tables reconcile 'operating profit based on longer-term investment returns', the Group's performance measure, to 'profit before shareholder tax attributable to shareholders', the Group's reported performance within the consolidated IFRS income statement by business segment and geography.

	2005
	UK	US	Asia	Total
	(In £ Millions)
Long term business:
Performance measure: operating profit based on longer-term investment returns	400	348	175	923
Goodwill impairment charge	—	—	—	—
Short-term fluctuations in investment returns	36	178	32	246
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	(20)	—	3	(17)

Reported performance: profit before tax attributable to shareholders	416	526	210	1,152
Banking:
Performance measure: operating profit based on longer-term investment returns	44	—	—	44
Goodwill impairment charge	—	—	—	—
Short-term fluctuations in investment returns	—	—	—	—
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	—	—	—	—

Reported performance: profit before tax attributable to shareholders	44	—	—	44
Broker-dealer and fund management:
Performance measure: operating profit based on longer-term investment returns	163	14	12	189
Goodwill impairment charge	—	—	—	—
Short-term fluctuations in investment returns	(1)	—	(8)	(9)
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	(26)	—	—	(26)

Reported performance: profit before tax attributable to shareholders	136	14	4	154
Unallocated corporate:
Performance measure: operating profit based on longer-term investment returns	(199)	—	—	(199)
Goodwill impairment charge	(120)	—	—	(120)
Short-term fluctuations in investment returns	(26)	—	—	(26)
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	(7)	—	—	(7)

Reported performance: profit before tax attributable to shareholders	(352)	—	—	(352)
Total:
Performance measure: operating profit based on longer-term investment returns	408	362	187	957
Goodwill impairment charge	(120)	—	—	(120)
Short-term fluctuations in investment returns	9	178	24	211
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	(53)	—	3	(50)

Reported performance: profit before tax attributable to shareholders	244	540	214	998

	2004
	UK	US	Asia	Total
	(In £ Millions)
Long term business:
Performance measure: operating profit based on longer-term investment returns	305	296	102	703
Goodwill impairment charge				0
Short-term fluctuations in investment returns	29	61	37	127
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes			2	2

Reported performance: profit before tax attributable to shareholders	334	357	141	832
Banking:
Performance measure: operating profit based on longer-term investment returns	61			61
Goodwill impairment charge				0
Short-term fluctuations in investment returns				0
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes				0

Reported performance: profit before tax attributable to shareholders	61	0	0	61
Broker-dealer and fund management:
Performance measure: operating profit based on longer-term investment returns	136	(14)	19	141
Goodwill impairment charge				0
Short-term fluctuations in investment returns		9		9
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	(1)			(1)

Reported performance: profit before tax attributable to shareholders	135	(5)	19	149
Unallocated corporate:
Performance measure: operating profit based on longer-term investment returns	(197)			(197)
Goodwill impairment charge				0
Short-term fluctuations in investment returns	13			13
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	(8)			(8)

Reported performance: profit before tax attributable to shareholders	(192)	0	0	(192)
Total:
Performance measure: operating profit based on longer-term investment returns	305	282	121	708
Goodwill impairment charge				0
Short-term fluctuations in investment returns	42	70	37	149
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	(9)	0	2	(7)

Reported performance: profit before tax attributable to shareholders	338	352	160	850

Group operating profit based on longer-term investment returns

        In 2005, Group operating profit based on longer-term investment returns from continuing operations was £957 million compared to £708 million in 2004. The higher profit in 2005 compared to 2004 primarily reflects strong growth in the insurance and fund management businesses.

  Long-term operations

        In the UK, operating profit based on longer-term investment returns increased 31 per cent to £400 million in 2005. This primarily reflected a 9 per cent increase in profits attributable to the with-profits business, a consequence of bonus declarations announced in February 2005 and February 2006, a 44 per cent increase in profits arising from the Group's annuities business, and profits arising from the Phoenix Life and Pensions transaction completed in June 2005.

        Operating profit based on longer-term investment returns from long-term business was £348 million in 2005, up 18 per cent from £296 million in 2004. The US operations' results are based on US GAAP, adjusted where necessary to comply with IFRS as the Group's basis of presenting operating profit based on longer-term investment returns. In determining the US results, long-term returns for fixed income securities incorporate a risk margin reserve (RMR) charge for long-term defaults and amortization of interest-related gains and losses.

        The growth in the US operations' long-term operating profit based on longer-term investment returns for long-term business reflects a continued ability to deliver improved investment returns, with greater spread and fee income offset by higher amortization of deferred acquisition costs (DAC). In 2005, spread income was £119 million higher than in 2004, and included a number on non-recurring items including mortgage prepayment fees, make-whole payments and total return swap income which together represented £60 million of spread income. JNL achieved record fee income during 2005, driven by a 42 per cent increase in separate account assets held at year end, and improved returns on these assets.

        The 2004 result benefited from two one-off items, a favorable legal settlement of £28 million (£21 million after related charge to amortization of deferred acquisition costs) and positive £8 million adjustment arising from the adoption of new accounting guidance in SOP 03-01 "Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and for Separate Accounts'. This adjustment relates to a change in the method of valuing certain liabilities.

        Prudential Corporation Asia's operating profit based on longer-term investment returns for long-term business before development expenses of £20 million was £195 million, an increase of 67 per cent compared to 2004 and included a net £44 million profit related to exceptional items reported in the Group's interim results subsequently reduced by £14 million for restructuring costs in Japan. The majority of this profit came from the larger and more established operations of Singapore, Hong Kong and Malaysia, which accounted for £127 million of the total operating profit based on longer-term investment returns in 2005, excluding exceptional items, compared to £111 million in 2004. Certain other markets such as Indonesia and Vietnam, are becoming larger contributors to operating profit based on longer-term investment returns. Five of the Company's life insurance operations in Asia recorded losses in 2005. They include: China and India, which are relatively new businesses and are rapidly building scale; Thailand and Taiwan, which are marginally loss making; and Japan where the loss increased over 2004 due to restructuring costs incurred during the year.

        Prudential Corporation Asia's development expenses (excluding the regional head office expenses) increased by 33 per cent to £20 million, compared with £15 million in 2004. These development expenses primarily related to our newer operations and establishing our services hub in Malaysia.

  Broker-dealer and fund management business

        M&G's operating profit based on longer-term investment returns was £163 million, an increase of 20 per cent compared to 2004. This included £24 million in performance-related fees (PRF), of which £17 million was earned by PPM Capital. Prudential does not expect the fees earned by PPM Capital to recur.

        Underlying profit (excluding PRF) of £139 million was 25 per cent higher than in 2004, which included £7 million of non-recurring provision releases. Adjusting for these releases gives a like-for-like increase in profit of 34 per cent compared to 2004.

        In the past few years, growth in income from M&G's existing businesses has been reinforced by the successful revenue streams from new activities. These include Prudential Finance, which manages Prudential's balances sheet for profit, private finance, including CDOs, and Prudential Property Investment Managers (PruPIM), which increasingly manages assets for external investors. In its retail businesses, sales of equity funds have risen significantly in both the UK, as a result of strong investment performance, and overseas, where M&G continues to build new distribution channels in selected European and other markets.

        The benefits of this business diversification are clearly demonstrated by the strong upwards trend in profits that M&G has posted—underlying profits increased from £49 million in 2002 to £139 million in 2005. Profits growth in 2005 was largely due to the impact of higher asset prices in equity and property markets, combined with the impact of positive net inflows over a period of several years. In addition, discipline continues to be exercised over costs, which have risen slightly this year after four years in which they were held flat.

        In the US, the improvement in broker-dealer and fund management profits was primarily driven by reduced losses recorded by Curian, down to £10 million in 2005 from £29 million in 2004, as the business continues to build scale. At year end 2005, Curian had grown assets under management to US $1.7 billion (£973 million) from US $1.1 billion (£551 million) at year end 2004. The result also benefited from an improvement in PPMA profits, primarily due to a one-off £5 million revaluation of an investment vehicle managed by PPMA.

        The fund management business in Asia has expanded into new markets in the past few years and now operates in nine markets across Asia. Geographic diversification along with this growth in scale has resulted in profit growth.

        Due to exceptional costs of £16 million incurred due to bond fund restructuring, which was required as a result of industry-wide issues in Taiwan, profit from the Asian fund management operations decreased by 37 per cent compared to 2004. Underlying profit from the Asian fund management operations, excluding the £16 million charges, grew by 47 per cent to £28 million, a strong result Prudential believes is indicative of the economies of scale the business is now generating. Adjusting for the reporting of India at 49 per cent from August 26, 2005, when the entity started to be accounted for as a joint venture rather than as a subsidiary as a result of Prudential's sale of a 6 per cent holding, results in an increase in profits of 55 per cent over 2004.

        At the Group level, profit before tax includes £6 million in profit attributable to realizing value created in India when ICICI increased its stake in Prudential's Indian asset management joint venture from 45 per cent to 51 per cent. This amount is included in short-term fluctuations in investment returns but excluded from operating profit based on longer-term investment returns.

  Banking operations

        Egg's total continuing operating profit based on longer-term investment returns in 2005 was £44 million, compared with £61 million in 2004. This primarily reflected the increasingly challenging market conditions and £10 million restructuring costs incurred in the first half of 2005.

        Operating profit based on longer-term investment returns of the core UK banking business was £60 million. The reduction from £72 million in 2004 primarily reflected an increase of £59 million in bad debts due to the changing mix in the portfolio, business growth plus a deterioration in credit quality driven by economic factors across the UK unsecured lending market. These results were partially offset by a growth in income of £31 million and £17 million decrease in its cost base.

        The UK unsecured lending market grew marginally in 2005 and experienced a net reduction in credit card balances in the second half of the year. Despite these difficult market conditions, Egg recorded an increase in the returns on its credit card portfolio by focusing on growing interest bearing balances and successfully repricing its products to reflect the higher funding costs. This contributed to an increase of £32 million in net interest income.

        As a result of Egg's effective costs management and the benefits of its reorganization in early 2005, Egg's cost to income ratio continued its downward trend to 43 per cent for 2005, improving from 49 per cent for 2004.

        In 2005, a sharp deterioration in credit quality adversely affected the UK retail banking sector leading to an increase in impairment charges across the sector, including Egg, compared to expectations. The Company believes that the result Egg achieved is due to its decision to tighten its lending criteria early in the credit cycle, its active portfolio management and its underlying higher quality card portfolio.

        Regulatory attention continues to be devoted to the creditor insurance market and we believe the introduction of new measures into the sales processes for payment protection products has led to a reduction of approximately 20 per cent on the commission revenue earned on this product across the banking sector, including Egg.

        Through the acquisition of the minority interests of Egg and the closer partnership of Egg with Prudential's UK life and pension businesses, Prudential expects to achieve total annualized pre-tax cost savings across the combined businesses of £40 million by the end of 2007. Costs of approximately £50 million pre-tax are estimated to be incurred from this restructuring, which will be provided for in 2006.

  Unallocated Corporate

        The operating result based on longer-term investment returns remained constant over 2004. This reflected other income comprised of the interest earned on the net proceeds from the 2004 Rights Issue which was offset by higher interest payable. Head office costs (including the Company's Asia regional head office costs of £30 million) were £100 million in 2005, up £20 million compared to 2004. The increase mainly reflects the substantial work being undertaken to comply with the requirements of the Sarbanes-Oxley Act and other regulatory compliance costs.

US GAAP Analysis

        Prudential's consolidated financial statements have been prepared in accordance with IFRS, which differs in certain material respects from US GAAP. Information related to the nature and effect of such differences is presented in Notes J and K to Prudential's consolidated financial statements in this document.

        The most significant difference in the results of operations between IFRS and US GAAP is the treatment of the with-profits business.

        Under IFRS, profit attributable to shareholders in respect of Prudential's with-profits business reflects up to one-ninth of the value of bonuses paid to policyholders. To the extent the annual earnings of the with-profits fund exceed policyholder bonuses and related shareholder distributions, this excess is added to the unallocated surplus by a charge to the income statement. However, to the extent the annual earnings of the with-profits fund are less than policyholder bonuses and related shareholder distributions, the shortfall is transferred from the unallocated surplus.

        Under US GAAP, the impact of pre-bonus operating results within the with-profits fund is reflected in net income in the period in which it occurs. However, 90 per cent of these results are allocated to with-profits policyholders by a charge to net income. The residual 10 per cent interest is allocated to shareholders.

        This treatment of Prudential's with-profits fund under US GAAP causes profits attributable to shareholders to be strongly influenced by annual investment returns, particularly on equities. Annual investment returns include unrealized gains and losses and, accordingly, these returns and shareholders' profits will be subject to considerable volatility in the US GAAP figures.

        Other material differences between IFRS and US GAAP results include the method of deferral and amortization of acquisition costs, accounting for real estate, revenue and claims recognition on certain investment type contracts, the measurement of and changes in policyholder benefits, and their related deferred income tax effects.

        Prior to the second half of 2004 for purposes of its US GAAP reconciliation, the Group was amortizing rent-free periods provided to tenants in the Group's investment property portfolio on a straight line basis over a period generally shorter than the lease term. In the second half of 2004, the Group changed its method of accounting for these rent-free periods to amortize these over the lease term on a straight-line basis consistent with US GAAP requirements. The cumulative effect of this correction resulted in the Group recording £68 million gross of tax (£48 million net of tax) of additional rental income in the second half of 2004, of which £60 million gross of tax (£42 million net of tax) related to SAIF. The impact of this change was included within investment results and increased income before taxes and net income in the Group's condensed consolidated US GAAP statement of income and comprehensive income. The impact of this correction to the 2004 and prior period's results was not material to the Group. See Notes J and K of the notes to Prudential's consolidated financial statements for further discussion.

US GAAP Critical Accounting Policies

        Although there are a number of differences between accounting policies under IFRS and US GAAP, the critical accounting policies under US GAAP relate to the provision for policy liabilities and the treatment of the with-profits business.

Provision for Policy Liabilities

        The concept of providing for policy liabilities is consistent with that under IFRS, in that the liabilities are estimated using actuarial methods based on assumptions about premiums, interest rates, investment returns, expenses, mortality and surrenders. However, the underlying classification of policies, reserving methodology and assumptions are different. If actual results differ from the assumptions used then the value of the liabilities would need to be adjusted.

        For unitized with-profits life insurance and other investment-type policies, the liability is represented by the policyholders' account balances before any applicable surrender charges. Policyholder benefit liabilities for conventional with-profits life insurance and other protection-type insurance policies are developed using the net level premium method, with assumptions for interest, mortality, morbidity, withdrawals and expenses using best estimates at the date of policy issue plus provisions for adverse deviation based on group experience. Interest assumptions range from 0.3 per cent to 12 per cent. When the policyholder benefit liability plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses, using current best estimate assumptions, deferred acquisition costs are written down and/or a deficiency liability is established by a charge to earnings.

        The impact of changes would depend upon whether or not the liabilities being adjusted are for with-profits business, non-participating business of Prudential Annuities Limited (which is owned by the Prudential Assurance long-term fund) or shareholder financed long-term business operations.

        For with-profits business, adjustments to liabilities and any related tax effects are recognized in the income statement. However, an amount equal to nine-tenths of the related increase or decrease in pre-bonus earnings of the with-profits fund is transferred to or from the Undistributed Policyholder Allocation. US GAAP shareholder profits are therefore only affected to the extent of one-tenth of the change in liabilities.

        This effect also applies to changes in liabilities of Prudential Annuities Limited. To the extent that movements in liabilities are recorded in Other Comprehensive Income as shadow adjustments to the income statement, an amount equal to nine-tenths of the movement is recognized within Other Comprehensive Income as a consequential change to the Undistributed Policyholder Allocation. Net movements on Other Comprehensive Income for this item will therefore reflect only one-tenth of the gross change.

        For shareholder financed long-term business operations, other than for exchange translation effects, changes to policy liabilities will be directly reflected in net income.

Treatment of With-profits Business

        Under IFRS, as described in "—Analysis by Business Segment and Geographic Region—United Kingdom—Basis of Profits" the shareholders' profit in respect of with-profits business represents an amount of up to one-ninth of the value of that year's bonus declaration to policyholders. As a consequence, current year amounts in respect of premiums, investment returns and operating expenses do not have an effect on the profit attributable to shareholders in that year. Consistent with this treatment, as mentioned in "—IFRS Critical Accounting Policies", amounts retained within with-profits funds are accounted for unallocated surplus which, under the Company's basis of adopting IFRS, is accounted for as a liability.

        For US GAAP purposes, the provision for the policyholders' share of earnings on with-profits business charged to income represents 90 per cent of the current year's pre-bonus earnings, before income taxes. As a result, reported profit is directly impacted by current year amounts in respect of premiums, investment returns and operating expenses. As most investments of with-profits operations are accounted for on a trading basis, the shareholders' 10 per cent share of the pre-bonus earnings is likely to be highly volatile from year to year as a result of the fluctuations in investment markets.

Investment Returns

        All investment returns for long-term insurance business are accounted for on a trading basis except primarily for JNL and UK annuity business (other than with-profits) which are accounted for on an available-for-sale basis. Accordingly investment returns reported in the income statement include the unrealized gains and losses of the investments accounted for on a trading basis. This reflects the fact that policyholder benefits, in particular for with-profits business, include the impact of unrealized appreciation over time through the bonus mechanism.

        In 2005, the Group changed the valuation bases for certain investment securities from applying the mid market value to applying the bid market value as fair value. This change has the impact of increasing net income by £6 million and reducing other comprehensive income and shareholders' equity by £10 million and £88 million, respectively, in the year ended December 31, 2005.

Impairment of Assets

        The Group conducts regular impairment reviews in respect of those investment securities held on an available for sale basis. The Group considers indicators, such as serious downgrades in credit ratings, breach of covenants or failure to make interest payments, that may suggest that interest and principal may not be paid in full. Any impairment losses that are not considered temporary are recognized in the income statement. In assessing the fair value for impairment testing purposes where third party information is not available, the Group performs alternative valuation techniques, including discounted cash flow analysis, option-adjusted spread models, and enterprise valuation.

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

Deferred Acquisition Costs

        Commissions, sales force direct costs and costs associated with policy issue and underwriting that vary with and are primarily related to the production of new and renewal contracts are deferred. Deferred acquisition costs are regularly evaluated for recoverability and amounts determined not to be recoverable are charged to income. Deferred acquisition costs for conventional with-profits life insurance and other protection-type insurance policies are amortized in relation to premium income using assumptions consistent with those used in computing policyholder benefit provisions. Deferred acquisition costs for unitized with-profits life insurance and investment-type policies are amortized in relation to expected gross profits. Expected gross profits are evaluated regularly against actual experience and revised estimates of future gross profits and amortization are adjusted for the effect of any changes. Deferred acquisition costs associated with internally replaced policies are written off in the year replacement occurs and the incremental commissions and selling costs of the replacement contract are capitalized and amortized over the life of the replacement policy.

        The deferral and amortization of deferred acquisition costs is of most relevance to the Group's reported profits for shareholder financed long-term business operations, principally JNL in the United States. For shareholder financed long-term business operations, the full accounting impact of deferring and amortizing deferred acquisition costs is taken to net income. In 2005 and 2004, the amortization of deferred acquisition costs were at expected levels, and, except for a £21 million write down in the Taiwan life operation in 2005, no significant deferred acquisition cost asset impairments were recorded in either year.

        For with-profits funds, the shareholder impact of the accounting policy for acquisition costs is limited to 10 per cent of the direct income statement and balance sheet effect due to 90 per cent of the excess of US GAAP basis assets (including deferred acquisition costs) over liabilities in the funds being allocated to the Undistributed Policyholder Allocation. Accordingly, after this allocation, income before tax includes effectively only 10 per cent of the amortization of deferred acquisition costs and shareholders' equity includes effectively only a 10 per cent shareholder interest in the balance sheet carrying value of deferred acquisition costs.

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

        In the United Kingdom the taxation regime applies separate rules to trading and capital profits and losses. The distinction between timing differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets under IAS 12 "Income Taxes" and similarly under FAS 109 "Accounting for Income Taxes".

        For the 2005 results and balance sheet position at December 31, 2005, the possible net tax benefit of approximately £333 million which may arise from capital losses valued at approximately £1.7 billion, is sufficiently uncertain that it has not been recognized. Similarly, a potential deferred tax asset of £67 million, which may arise from trading losses of approximately £237 million, is sufficiently uncertain that it too has not been recognized.

Derivative Financial Instruments

        Under US GAAP, derivative financial instruments may only be accounted for as hedges where they are appropriately documented and comply with the strict criteria as required by FAS 133 "Accounting for Derivative Instruments and Hedging Activities". Derivative financial instruments held by the Group's with-profits operations are generally entered into for the purposes of efficient portfolio management rather than as hedges. Consistent with the accounting treatment of other investment assets of with-profits funds, the movements in the fair value of derivative financial instruments are recognized in the income statement with shareholders net income reflecting, as part of the 10 per cent of pre-bonus earnings of the fund, 10 per cent of the movement in the values of the derivative instruments.

        For the Group's shareholder financed long-term business operations, principally JNL, which accounts for investments under FAS 115 "Accounting for Certain Investments in Debt and Equity Securities" on an available-for-sale basis, the impact of temporary movements in the values of these investments are recorded within Other Comprehensive Income. However, although JNL uses derivatives (primarily interest rate swaps) to hedge certain risks in conjunction with its asset/liability program, it has elected not to incur the costs of restructuring its derivative contracts, segregating investment portfolios and adding the systems personnel required to qualify for hedge accounting treatment on an ongoing basis. Accordingly, value movements on its derivative financial instruments are recognized in income while the largely offsetting change in fair value of hedged investments are reflected in other comprehensive income in the balance sheet as unrealized gains and losses.

Scottish Amicable Insurance Fund (SAIF)

        The SAIF sub-fund is a ring-fenced sub-fund of Prudential Assurance's long-term fund that was formed following the acquisition of the mutual Scottish Amicable Life Assurance Society in 1997. No new business may be written in SAIF, although regular premiums are still being paid on policies that were in force at the time of acquisition and "top-ups" are permitted on these policies. This fund is solely for the benefit of those Scottish Amicable Life Assurance Society policyholders whose policies were transferred to SAIF. All investments held by the SAIF sub-fund and all future earnings arising in the fund are to be equitably distributed to qualifying SAIF policyholders over the lifetime of these policies. Shareholders have no interests in the profits of this fund, although they are entitled to the management fees paid on this business.

        For IFRS purposes, no effect on shareholders' equity is recorded for SAIF, reflecting the sole interests of policyholders in the performance of the fund. In the years prior to 2004, a nil post-tax result was reported by SAIF for US GAAP purposes in order to reflect the ring-fenced nature of the fund but a pre-tax shareholder result was recorded as SAIF was accounted for as a separate account business. However, since the adoption of SOP 03-1 "Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and for Separate Accounts" in 2004, SAIF no longer qualifies for the separate account treatment and all of SAIF's assets and liabilities have been reclassified to the general account. Except for real estate, all of SAIF's assets will continue to be recorded at fair value. Real estate has been reclassified to the general account and valued at depreciated historic cost. The liabilities of SAIF have been reclassified from separate account liabilities to policyholder benefit liabilities.

Changes in Net Income on Application of US GAAP

        The following table analyzes the adjustments to consolidated net income in accordance with IFRS on application of US GAAP for the operations and periods indicated.

	Year Ended December 31,
	2005	2004*
	(In £ Millions)
Consolidated profit attributable to equity holders of the Company in accordance with IFRS	748	517
US GAAP adjustments:
With-profits fund	697	332
Other operations	(253)	(758)

	444	(426)

Net income in accordance with US GAAP	1,192	91

Comprising:
Net income from continuing operations after minority interests*	1,206	697
Net loss from discontinued operations including profit on disposals*	(14)	(88)
Cumulative effect of changes in accounting principles	—	(518)

	1,192	91

*
The 2004 figures for these lines have been restated for the discontinued operations of Funds Direct, the investment wrap business of Egg.

        On a US GAAP basis, consolidated net income totaled £1,192 million and £91 million in 2005 and 2004, respectively. Consolidated net income on a US GAAP basis was £444 million higher and £426 million lower than consolidated profit under IFRS for 2005 and 2004, respectively.

        The US GAAP adjustments to IFRS consolidated net income in respect of the with-profits fund were increases of £697 million and £332 million in 2005 and 2004, respectively. The table below analyzes the shareholders' 10 per cent interest in the adjustments to the Prudential Assurance long-term with-profits fund's results, as reflected above.

	Year Ended December 31,
	2005	2004
	(In £ Millions)
US GAAP adjustments:
Real estate	(54)	(84)
Securities	(69)	(28)
Deferred acquisition costs	(20)	(1)
Policy liabilities	701	110
Pension plans	(34)	(4)
Movement in IFRS basis excess assets over liabilities	179	351
Other	8	0
Deferred tax effect of the above adjustments	(14)	(12)

	697	332

        The increase in the adjustment for policy liabilities and deferred acquisition costs reflects the application in 2005 of UK accounting standard FRS 27, 'Life Assurance' ('FRS 27') as an improvement in the Group's accounting for UK regulated with-profits funds as allowed under IFRS 4, 'Insurance Contracts'. FRS 27 follows closely the requirements of the UK Financial Services Authority's new 'realistic regime'. FRS 27 requires the de-recognition of deferred acquisition costs for the UK with-profits fund and the inclusion of 'realistic' basis liabilities for the policy liabilities. The Group has taken advantage of the provisions of IFRS 4 that allow the comparative net income not to be adjusted for this improvement.

        The decrease in the US GAAP adjustment for movement in the UK basis excess of assets over liabilities (represented by the transfer from or to the unallocated surplus) from £351 million in 2004 to £179 million in 2005, primarily reflected the change in the accounting basis of recognition of the excess of assets over liabilities for the UK regulated with-profits fund.

        The other main effects of accounting for the income and expenditure of the with-profits fund on a US GAAP basis are:

  •
  exclusion of the unrealized appreciation for investment properties and inclusion of depreciation on investment properties;

  •
  exclusion of the unrealized appreciation and depreciation for securities classified as available-for-sale under US GAAP but classified as trading under IFRS. This adjustment has been affected by the adoption of IAS 39 "Financial Instruments: Recognition and Measurement" for the changes in the valuation bases of certain investments; and

  •
  adjustments to the accounting basis of the Group's defined benefit pension plans.

        The following table analyzes the US GAAP adjustments for other operations.

	Year Ended December 31,
	2005	2004
	(In £ Millions)
Business acquisitions and investments in associates	(37)	—
Real estate:
Investment results	(224)	(203)
Cumulative effect of change in accounting principle	—	(638)
Securities	(496)	(78)
Derivative instruments	(61)	149
Revenue and expense recognition	(265)	(433)
Deferred acquisition costs	220	104
Policy liabilities	295	160
Profit on disposals	—	(5)
Pension plans	103	(6)
Other	(24)	12
Deferred tax effect:
Cumulative effect of change in accounting principles	—	117
Other adjustments above	236	63

	(253)	(758)

        The US GAAP adjustments for business acquisitions and investments in associates primarily reflect the reversal of the results of the collateralized debt obligations (CDO) funds which met the consolidation criteria under IFRS but not under US GAAP. In addition, the adjustments also reflected the lower goodwill impairment charge to Prudential's Japanese business made under IFRS.

        The US GAAP adjustments for real estate primarily reflect the exclusion of the unrealized appreciation for investment properties and inclusion of depreciation on investment properties. Upon adoption of SOP 03-1 in 2004, certain land and buildings, previously reported at fair value within separate account, were reclassified to the general account at depreciated historic cost. This resulted in a transitional charge of £638 million gross of tax in 2004 to reflect the accumulated depreciation and reversal of unrealized gains on the land and buildings. The tax credit relating to this charge is £117 million resulting in an overall net of tax charge of £521 million in 2004.

        The US GAAP adjustments on securities primarily reflect the exclusion from the income statement of the unrealized appreciation and depreciation for certain securities classified as available-for-sale under US GAAP, but accounted for as fair value through profit and loss under IFRS. In 2004, the adjustments primarily related to the debt securities of JNL and the Group's shareholder-backed annuities business. Following the adoption of IAS 39 in 2005, JNL's debt securities are carried on an available-for- sale basis for IFRS reporting which is similar to US GAAP. The comparatives were not restated as permitted under IFRS.

        The US GAAP adjustments relating to derivative instruments were also affected by the adoption of IAS 39 on January 1, 2005. Derivatives previously carried at amortized cost in 2004 are now carried at fair value with movements being booked in the income statement similar to US GAAP. The remaining adjustments in 2005 reflect the difference in the designation and effectiveness testing criteria for hedges under IFRS and US GAAP.

        The US GAAP adjustments for revenue and expense recognition primarily reflect the deferral of premiums and policy charges relating to future periods in respect of investment contracts with discretionary participation features and investment and universal life products classified as insurance under IFRS. Under IFRS these considerations and related expenses are, on recognition, recorded within the income statement. The IFRS to US GAAP adjustments for deferred acquisition costs primarily relate to differences in what is allowed to be capitalized as an asset, associated recoverability tests and amortization profiles. See Notes J and K of the notes to Prudential's consolidated financial statements for further discussion.

        Profit on sale of Jackson Federal Bank in 2004 on a US GAAP basis was £5 million lower than on an IFRS basis. The difference reflects the accumulated goodwill amortization under IFRS as at January 1, 2004.

Changes in Shareholders' Equity on Application of US GAAP

        The following table shows the adjustments in shareholders' equity from IFRS to consolidated shareholders' equity under US GAAP for the operations and periods indicated.

	At December 31,
	2005	2004
	(In £ Millions)
Shareholders' equity in accordance with IFRS	5,194	4,489
US GAAP adjustments:
With-profits fund	2,136	1,384
Other operations	(137)	54

	1,999	1,438

Shareholders' equity in accordance with US GAAP	7,193	5,927

        Shareholders' equity was greater under US GAAP than IFRS in 2005 and 2004 by £1,999 million and £1,438 million, respectively. The greater equity in respect of with-profits business was £2,136 million at December 31, 2005 and £1,384 million at December 31, 2004. This difference reflects the attribution to shareholders of a 10 per cent interest in the excess of assets over liabilities held within the with-profits fund.

        The following table analyzes the shareholders' 10 per cent interests in adjustments to the with-profits fund as reflected above.

	At December 31,
	2005	2004
	(In £ Millions)
US GAAP adjustments:
Real estate	(584)	(530)
Revenue and expense recognition	(119)	(114)
Deferred acquisition costs	205	142
Policy liabilities	1,826	459
IFRS basis excess of assets over liabilities	834	1,431
Pension plans	94	121
Recognition of pension scheme minimum liability	(76)	(111)
Other	19	13
Deferred tax effect of the above adjustments	(63)	(27)

	2,136	1,384

        Under IFRS, the excess of assets over liabilities within the with-profits fund is not allocated between policyholders and shareholders. Under US GAAP, shareholders are credited with a 10 per cent interest in the adjusted excess of assets over liabilities.

        The other main effects of accounting for the assets and liabilities of the with-profits fund on a US GAAP basis are:

  •
  adjustments to policy liabilities. Following the voluntary application of UK accounting standard FRS 27 on January 1, 2005, as allowed under IFRS 4, with-profits liabilities are measured on a 'realistic' basis. This basis, derived from UK regulatory reporting, is more prudent than the analogous US GAAP treatment for Prudential's UK with-profits business;

  •
  write-down of real estate values in respect of investment properties from market value under IFRS to depreciated historic cost under US GAAP;

  •
  adjustments to revenue and expense recognition and deferred acquisition costs, and

  •
  pension scheme accounting and the recognition of a pension scheme minimum liability.

        The following table analyzes US GAAP adjustments to shareholders' interests in other operations.

	At December 31,
	2005	2004
	(In £ Millions)
Business acquisitions and investments in associates	416	466
Real estate	(1,068)	(845)
Securities	—	1,025
Derivative instruments	(6)	(235)
Revenue and expense recognition	(1,472)	(1,191)
Deferred acquisition costs	846	201
Policy liabilities	683	464
Pension plans	646	512
Recognition of minimum pension liability	(386)	(320)
Other	(9)	6
Deferred tax effect of the above adjustments	213	(29)

	(137)	54

        For other operations, shareholders' equity on a US GAAP basis was £137 million lower and £54 million higher than on an IFRS basis at December 31, 2005, and December 31, 2004, respectively.

        The principal reasons for the differences in consolidated shareholders' equity under US GAAP compared to consolidated shareholders' equity under IFRS are:

  •
  capitalization of goodwill on acquisitions prior to 1998 and discontinuance of goodwill amortization under FAS 142 from January 1, 2002 (subject to any impairments that may have arisen);

  •
  write-down of real estate values in respect of investment properties from fair value under IFRS to depreciated historic cost under US GAAP;

  •
  the adjustments to revenue and expense recognition in respect of investment contracts with discretionary participation features and investment/universal life products classified as insurance under IFRS, deferred acquisition costs and insurance liabilities; and

  •
  pension scheme accounting and the recognition of a pension scheme minimum liability.

        The US GAAP adjustments relating to securities and derivative instruments have changed significantly from £1,025 million and negative £235 million, respectively, at December 31, 2004 to £nil and negative £6 million, respectively, at December 31, 2005. This reflected the impact of the adoption of IAS 39, 'Financial Instruments: Recognition and Measurement' under IFRS on January 1, 2005. With the adoption of IAS 39, JNL's debt securities portfolio is accounted for at fair value on an available-for-sale basis, consistent with US GAAP. In addition, IAS 39 also aligned the IFRS accounting treatment of the carrying value of most derivative instruments with US GAAP. The remaining US GAAP adjustments on derivative instruments at December 31, 2005 of negative £6 million related to the difference in the hedge effectiveness testing criteria under the two GAAPs. The Group has taken advantage of the provisions within IFRS 1 to not restate the comparative figures for 2004 for the impact of the application of this standard.

Available-for-Sale Debt and Equity Securities

        For US GAAP purposes, the Group has classified certain debt and equity securities principally in relation to Jackson National Life and the UK annuity business as available-for-sale. Securities classified as available-for-sale are carried at fair value and changes in unrealized gains and losses are reflected in accumulated other comprehensive income in shareholders' equity. Impairments in the value of available-for-sale securities that are considered other than temporary are reflected as realized losses in net income. The Group's available-for-sale investments at December 31, 2005 and 2004 were as follows:

	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
	(In £ Millions)
December 31, 2005
Fixed maturities—available-for-sale
UK government securities	3,739	305	—	4,044
US government and other governments	2,034	228	(3)	2,259
Local government securities	515	37	(1)	551
Corporate securities	35,879	2,900	(224)	38,555
Mortgage-backed securities	3,790	43	(68)	3,765
Other debt securities	1,516	15	(6)	1,525

Total fixed maturities—available-for-sale	47,473	3,528	(302)	50,699
Equity securities—available-for-sale	513	96	(1)	608

Total available for sale fixed maturities and equity securities	47,986	3,624	(303)	51,307

December 31, 2004
Fixed maturities—available-for-sale
UK government securities	3,211	153	(4)	3,360
US government and other governments	2,947	226	(3)	3,170
Local government securities	716	31	(1)	746
Corporate securities	28,721	2,435	(100)	31,056
Mortgage-backed securities	3,291	97	(21)	3,367
Other debt securities	1,397	9	(14)	1,392

Total fixed maturities—available-for-sale	40,283	2,951	(143)	43,091
Equity securities—available-for-sale	391	78	(1)	468

Total available for sale fixed maturities and equity securities	40,674	3,029	(144)	43,559

        Fair value for listed securities or otherwise actively traded securities is based on their quoted market price. The Group's determination of fair value for unlisted or inactively traded securities without a readily ascertainable market value is generally based on values provided by independent sources, including broker-dealer provided estimates. Where third party information is not available, the Group performs alternative valuation techniques, including discounted cash flow analysis, option-adjusted spread models, and enterprise valuation. At December 31, 2005 and 2004, available-for-sale securities without a readily ascertainable market value having a cost of £9,243 million and £8,885 million, respectively, had an estimated fair value of £9,974 million and £9,421 million, respectively.

        As of December 31, 2005 and 2004, the amount of gross unrealized losses and related fair value, by investment type included in accumulated other comprehensive income in shareholder's equity, was as follows:

	December 31, 2005		December 31, 2004
	Estimated Fair Value	Gross Unrealized (Losses)	Estimated Fair Value	Gross Unrealized (Losses)
	(In £ Millions)
Fixed maturities—available-for-sale
UK government securities	98	—	843	(4)
US government and other governments	557	(3)	422	(3)
Local government securities	—	(1)	—	(1)
Corporate securities	9,232	(224)	4,130	(100)
Mortgage-backed securities	1,790	(68)	982	(21)
Other debt securities	1,584	(6)	833	(14)

Total fixed maturities—available-for-sale	13,261	(302)	7,210	(143)
Equity securities—available-for-sale	—	(1)	3	(1)

Total available for sale fixed maturities and equity securities	13,261	(303)	7,213	(144)

        The majority of fixed maturities in the Group's portfolio are rated by external rating agencies. Fixed maturities are considered investment grade if they carry a rating of BBB-/Baa3 or better. For fixed maturities in an unrealized loss position at December 31, 2005, 81 per cent (based on fair value) were investment grade, 7 per cent were below investment grade and 12 per cent were not rated. For fixed maturities in an unrealized loss position at December 31, 2004, 81 per cent were investment grade, 6 per cent were below investment grade and 13 per cent were not rated. At December 31, 2005 and 2004, unrealized losses from fixed maturities that were below investment grade or not rated represented approximately 28 per cent and 37 per cent, respectively, of gross unrealized losses on available-for-sale fixed maturities.

        Corporate fixed maturities in an unrealized loss position were diversified across industries. As of December 31, 2005, the industries representing the larger unrealized losses included financial services (11 per cent of fixed maturities gross unrealized losses) and industrial and manufacturing (8 per cent). As of December 31, 2004, the industries representing the larger unrealized losses included financial services (20 per cent of fixed maturities gross unrealized losses) and automobiles (6 per cent). The Group had no material unrealized losses on individual fixed maturities or equity securities at December 31, 2005 or 2004.

        The following table sets forth the amounts of gross unrealized losses for fixed maturities and equity securities continuously in an unrealized loss position for the time periods indicated as of December 31, 2005 and 2004.

	December 31, 2005
	Fixed Maturities
	Not Rated	Non-investment Grade	Investment Grade	Equity Securities	Total
	(In £ Millions)
Less than six months	(17)	(13)	(103)	—	(133)
Six months to one year	(8)	(9)	(52)	(1)	(70)
One year to two years	(9)	(6)	(15)	—	(30)
Two years to three years	(6)	(6)	(43)	—	(55)
Three years to four years	—	—	—	—	—
Four years to five years	(3)	(1)	—	—	(4)
Five years to six years	(2)	(5)	(4)	—	(11)

Total gross unrealized losses	(45)	(40)	(217)	(1)	(303)

	December 31, 2004
	Fixed Maturities
	Not Rated	Non-Investment Grade	Investment Grade	Equity Securities	Total
	(In £ Millions)
Less than six months	(9)	(2)	(15)	—	(26)
Six months to one year	(5)	(1)	(14)	(1)	(21)
One year to two years	(7)	(11)	(47)	—	(65)
Two years to three years	—	—	(6)	—	(6)
Three years to four years	(4)	(1)	(6)	—	(11)
Four years to five years	—	(8)	(2)	—	(10)
Five years to six years	—	(5)	—	—	(5)

Total gross unrealized losses	(25)	(28)	(90)	(1)	(144)

        The following table sets forth the amount of gross unrealized losses for fixed maturities in an unrealized loss position by maturity date of the fixed maturities as of December 31, 2005 and 2004 was as follows:

	At December 31,
	2005	2004
	(In £ Millions)
Less than one year	(2)	(10)
One to five years	(25)	(4)
Five to ten years	(132)	(16)
More than ten years	(69)	(78)
Mortgage-backed securities and other debt securities	(74)	(35)

Total gross unrealized losses	(302)	(143)

Realized Losses

        The following table sets out certain additional information relating to sales and realized losses on available-for-sale securities sold at a loss and impairment losses recognized:

	2005	2004
	(In £ Millions)
Sales proceeds	975	1,586

Gross realized losses on sales	(57)	(87)
Impairment losses	(24)	(43)

Gross realized losses	(81)	(130)

        The Group periodically reviews its fixed maturities and equity securities to determine if any decline in fair value below the carrying value is "other than temporary" on a case-by-case basis. If it is determined that a decline in value of an investment is temporary, the decline is recorded as an unrealized loss in accumulated other comprehensive income in shareholders' equity pursuant to FASB Statement 115, 'Accounting for Certain Investments in Debt and Equity Securities'. If the decline is considered to be other than temporary, a realized loss is recorded in the Consolidated Statement of Income.

        Securities with declines in value generally to less than 80 per cent of cost and other securities the Group determines are under performing or potential problem securities are subject to regular review. To facilitate the review, securities with significant declines in value, or where other objective criterion evidencing credit deterioration have been met, are included on a watch list. Among the criteria for securities to be included on a watch list are credit deterioration which has led to a significant decline in value of the security, a significant covenant related to the security has been breached, an issuer has filed or indicated a possibility of filing for bankruptcy, has missed or announced it intends to miss a scheduled interest or principal payment, or has experienced a specific material adverse change that may impair its credit worthiness.

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

        The Group applies the provisions of EITF 99-20, 'Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets' when evaluating whether impairments on its structured securities, including asset-backed securities and collateralized debt obligations, are other than temporary. The Group regularly reviews future cash flow assumptions and in accordance with EITF 99-20 if there has been an adverse change in estimated cash flows to be received from a security, an impairment is recognized in net income. For privately placed structured securities, impairment amounts are based on discounted cash flows.

        The risks inherent in reviewing the impairment of any investment include the risk that market results may differ from expectations; facts and circumstances may change in the future and differ from estimates and assumptions; or the Group may later decide to sell the security as a result of changed circumstances.

        For 2005, other than temporary impairment losses recognized amounted to £24 million. Approximately 28 per cent of the impairment losses were recorded on structured asset-backed securities, primarily due to reduced cash flow expectations on such securities that are collateralized by diversified pools of primarily below investment grade securities. Approximately 53 per cent of these losses related to the impairments of fixed maturities of five individual corporate issuers, including two operating in the automotive industry, two industrial and manufacturing issuers and a financial service issuer. The market value of the automotive issuers were written down to reflect continuing depressed trading levels due to rising fuel and labor costs. Both industrial and manufacturing issuers experienced deteriorating trading performances with one of the issuers failing to find a buyer even after significant cost reductions and debt restructuring.

        For 2004, other than temporary impairment losses recognized amounted to £43 million. Approximately 58 per cent of the impairment losses were recorded on structured asset-backed securities, primarily due to reduced cash flow expectations on such securities that are collateralized by diversified pools of primarily below investment grade securities. Approximately 30 per cent of these losses related to the impairments of fixed maturities of five individual corporate issuers, including one operating in the telecommunications industry and four industrial and manufacturing issuers. The telecommunications company had filed for bankruptcy in 2002 which resulted in the Group's decision to further write down the investment due to reduced expectations for a full recovery of the book value. The market value of the industrial and manufacturing issuers were written down to reflect the continuing weakness in their trading performance.

        To the extent factors contributing to the impairment losses recognized in 2005 and 2004 affected other investments, such investments were reviewed for other than temporary impairment and losses were recorded if appropriate.

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

        In 2005, the Group realized gross losses on sales of available-for-sale securities of £57 million. Approximately 54 per cent of these losses related to the disposal of fixed maturities of fourteen individual issuers, which were disposed of as a result of changed circumstances. These included disposals to rebalance the portfolio in the US Operations, in particular reducing exposure in the US automotive industry, and the deteriorating credit fundamental faced by other industry holdings which resulted in an uncertainty regarding the future value of their securities. Significant losses were realized on four automotive holdings (£12 million), two financial service holdings (£5 million), investments in three UK Government bonds (£5 million), an energy and utilities holding (£2 million), and four other industry holdings (£7 million).

        In 2004, the Group realized gross losses on sales of available-for-sale securities of £87 million. Approximately 58 per cent of these losses related to the disposal of fixed maturities of twelve individual issuers, which were disposed of as a result of changed circumstances. These included a restatement announcement materially impacting the holding results, an exporting holding negatively impacted by changes in currency value, and the deteriorating credit fundamental faced by other industry holdings which resulted in an uncertainty regarding the future value of their securities. Significant losses were realized on three energy and utilities holdings (£22 million), a mining entity (£9 million), investments in a UK Government bond (£4 million), a telecommunications holding (£3 million), and five other industry holdings (£12 million).

        The Group currently intends to hold available-for-sale securities with unrealized losses not considered other than temporary until they mature, or recover in value. However, if the specific facts and circumstances surrounding a security or the outlook for its industry sector change, the Group may sell the security and realize a loss. Of the gross realized losses on sales of available-for-sale securities during 2005, 30 per cent arose from securities that had been in an unrealized loss position for less than six months, 27 per cent for six months to one year and 43 per cent for more than one year. Of the gross realized losses on sales of available-for-sale securities during 2004, 30 per cent arose from securities that had been in an unrealized loss position for less than six months, 6 per cent for six months to one year and 64 per cent for more than one year.

US GAAP Restructuring Analysis

        In 2001, Prudential announced the restructuring of the direct sales force and customer service channels of its UK Insurance Operations. These changes also included a simplification of the organizational structure and plans for a significant reduction in operating costs. For US GAAP purposes, during 2005, costs of £8 million were paid, £8 million were released and an additional £1 million was provided. During 2004, £2 million of termination and redundancy costs were expensed. The restructuring provision held under US GAAP at December 31, 2005 was £30 million all related to property charges.

        In 2002, Prudential announced plans to establish an off-shore service center in India to improve customer contact service levels for its UK Insurance Operations customers and to achieve further cost savings to those announced in 2001. During 2004, an unused provision for termination and redundancy costs of £9 million was released to the statement of income, and an additional provision of £1 million was expensed for other transition and system related costs. During 2005, £1 million was paid leaving no restructuring provision held at December 31, 2005.

        In 2004 Egg announced its withdrawal from the French market. For US GAAP purposes, during 2005, other operating costs of £13 million were expensed. During 2004, £100 million was expensed, of which £25 million related to termination and redundancy costs and £75 million to other associated costs. The restructuring provision held under US GAAP for this restructuring at December 31, 2005 was £1 million.

        In 2005, the Company's Japanese operations closed its Financial Advisor distributions channel. A £10 million provision was expensed relating to closure costs and a voluntary early retirement programme for the employees.

New US Accounting Pronouncements

        Several new US accounting standards were issued during 2005 and 2004 that are pertinent to Prudential's US GAAP consolidated financial statements. These are discussed in detail in Note K of the notes to Prudential's consolidated financial statements.

Liquidity and Capital Resources

        Prudential operates a central treasury function, which has overall responsibility for managing the Group's capital funding as well as its cash and liquidity positions. Prudential arranges the financing of each of its subsidiaries primarily by raising external finance either at the Prudential parent company level (including through finance subsidiaries whose obligations the parent company guarantees) or at the operating company level. Egg has its own treasury function to manage its cash and liquidity positions.

Group Cash Flow

        The Group holding company's principal cash requirements are the payment of dividends to shareholders, the servicing of debt, the payment of group activity expenses and investment in businesses.

        The Group holding company received £517 million in cash remittances from business units in 2005, compared with £521 million in 2004. These remittances primarily comprise dividends from business units and the prior year's shareholders' statutory transfer from the Prudential Assurance Company's long-term with-profits fund (UK Life Fund). There was a reduction of £22 million in the transfer from M&G due to a higher level of reinvestment in 2005 in new activities together with a remittance of surplus cash in 2004.

        After dividends and interest paid, there was a net cash inflow of £79 million in 2005, compared to a net inflow of £198 million in 2004.

        During 2005, the Group holding company paid £66 million in respect of corporate activities and received a refund of £107 million in respect of surrendered tax losses reimbursed by the Group. The tax refund in 2004 of £34 million was after an exceptional payment of £60 million related to the sale of equity securities backing the general insurance business.

        In 2005, the holding company invested £418 million in its business units, comprising £249 million in its UK Insurance Operations and £169 million in Asia.

        In the aggregate, this gave rise to a decrease in cash of £298 million, compared to an increase of £850 million in 2004 after Rights Issue proceeds. For further details, see Item 4 "Information on the Company—Overview—Growing the Business".

Liquidity Requirements

Dividend Payments

        Total dividends proposed and paid by Prudential were £378 million and £323 million for the years ended December 31, 2005 and 2004, respectively. The final dividend in respect of the year ended December 31, 2005 was £267 million of which £7 million was allocated as scrip dividends. The dividend was paid on May 26, 2006.

Debt Service Costs

        Debt service costs in respect of core borrowings paid by Prudential in 2005 were £175 million, compared to £154 million for 2004. The increase is mainly due to new capital securities that were issued during 2004 and 2005. Of total consolidated borrowings of £11,521 million at December 31, 2005, the parent company and finance subsidiaries had core borrowings of £2,594 million outstanding, including £150 million of bonds due to mature in 2007, and £249 million of bonds due in 2009. The remaining outstanding core borrowings are due to mature in more than five years.

Investment in Businesses

        In 2005, Prudential invested £169 million into its Asian business compared to £158 million in 2004. Prudential expects that its Asian business will be a net capital provider to the Group in 2006. In 2005, Prudential also invested £249 million into its UK Insurance Operations as compared to £189 million in 2004. Cash invested to support the UK Insurance Operations in 2006 is expected to be less than 2005, up to £230 million depending on the mix of business written and the opportunities available.

Acquisition of Businesses

        Jackson National Life completed the purchase of Life Insurance Company of Georgia from ING Groep NV in May 2005 for a preliminary consideration of £142 million. The preliminary purchase price is subject to post-closing adjustment with resolution expected in the second half of 2006.

Liquidity Sources

        The parent company held cash and short-term investments of £1,128 million and £1,561 million at December 31, 2005 and 2004 respectively. The sources of cash in 2005 included dividends, loans and interest received from operating subsidiaries and proceeds from borrowings.

        Prudential received £517 million in cash remittances from business units in 2005, compared with £521 million received in 2004. These remittances primarily comprise dividends from business units and the shareholders' statutory transfer from the Prudential Assurance Company's long-term with-profits fund (UK Life Fund) relating to earlier bonus declarations.

Shareholders' Statutory Transfer

        In 2005, Prudential declared total bonus of £2.2 billion from Prudential Assurance's primary with-profits fund, of which £2.0 billion was added to with-profits policies and £223 million was distributed to shareholders. In 2004, Prudential declared total bonus of £2 billion from Prudential Assurance's primary with-profits fund, of which £1.8 billion was added to with-profits policies and £198 million was distributed to shareholders. The bonus rates for the Prudence Bond and personal pensions remained constant with 2004.

Dividends, Loans and Interest Received from Subsidiaries

        Under UK company law, dividends can only be paid if a company has distributable reserves sufficient to cover the dividend. In Prudential Assurance, Prudential's largest operating subsidiary, distributable reserves are created mainly by the statutory long-term business profit transfer to shareholders that occurs upon the declaration of bonuses to policyholders of with-profit products, see "—Shareholders' Statutory Transfer" above. Prudential's insurance, banking and fund management subsidiaries' ability to pay dividends and loans to the parent company is restricted by various laws and regulations. Jackson National Life is subject to state laws that limit the dividends payable to its parent company. Dividends in excess of these limitations generally require approval of the state insurance commissioner.

        The table below shows the dividends, loans and other amounts received by the parent company from the principal operating subsidiaries during the year ended December 31, 2005.

	Dividends, loans and interest received in
	2005	2004
	(In £ Millions)
UK Insurance Operations (mainly Prudential Assurance)	297	308
M&G	62	84
US Operations	85	62
Asian Operations	73	67

Total	517	521

        With the exception of Egg, each of Prudential's main operations generates sufficient profits to pay dividends to the parent. The amount of dividends paid by the operations is determined after considering the development, growth and investment requirements of the operating businesses. Prudential does not believe that the legal and regulatory restrictions constitute a material limitation on the ability of businesses to meet their obligations or pay dividends to the parent company.

        The parent company received total dividends, loans and other amounts from its main operations of £517 million in 2005 compared with £521 million in 2004. Amounts received from UK Insurance Operations in 2005 included £194 million relating to the PAC shareholder's statutory life fund transfer and £100 million of additional dividends from the PAC shareholders' funds. In 2004, amounts received from UK Insurance Operations included £208 million relating to the PAC shareholder's statutory life fund transfer and £100 million of additional dividends from the PAC shareholders' funds.

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

Shareholders' Borrowings and Financial Flexibility

        Net core structural borrowings, comprising core debt of the parent company and related finance subsidiaries, JNL surplus notes and Egg debenture loans, at December 31, 2005 were £1,611 million, compared with £1,236 million at December 31, 2004. This increase reflects the net cash outflow of £298 million, exchange conversion losses of £92 million and IAS 39 adjustments of negative £15 million.

        After adjusting for holding company cash and short-term investments of £1,128 million, core structural borrowings of shareholder-financed operations (excluding Egg) at the end of 2005 totaled £2,739 million, compared with £2,797 million at the end of 2004. This decrease reflected the repayment of US$250 million bonds, the issuance of US$300 million Perpetual Subordinated Capital Securities, the repayment of £171 million of short-term borrowings, exchange conversion losses of £98 million and the IFRS adjustments noted above.

        Core long-term loans at the end of 2005 included £1,830 million at fixed rates of interest with maturity dates ranging from 2007 to perpetuity. £1,010 million of the core borrowings were denominated in US dollars, to hedge partially the currency exposure arising from the Group's investment in JNL.

        Prudential has in place an unlimited global commercial paper programme. At December 31, 2005, commercial paper of £408 million, US$1,538 million and €228 million has been issued under this programme.

        Prudential also has in place a £5,000 million medium-term note (MTN) programme. At December 31, 2005, subordinated debt outstanding under this programme was £435 million and €520 million, and senior debt outstanding was US$18 million.

        In addition, the holding company has access to £1,500 million committed revolving credit facilities, provided by 15 major international banks. The facility matures on December 17, 2009. The holding company also has access to an annually renewable £500 million committed securities lending liquidity facility, which is expected to be renewed next on December 14, 2006. There were no draw-downs under either facility since their respective inceptions and hence there were no amounts outstanding under these facilities at December 31, 2005.

        Prudential also maintains uncommitted credit facilities totaling £348 million. There was no amount outstanding under these facilities at December 31, 2005.

        The commercial paper programme, the MTN programme, the committed revolving credit facilities and the committed securities lending liquidity facility are available for general corporate purposes and to support the liquidity needs of the parent company.

        The Group's insurance and asset management operations are funded centrally. Egg, as a separate bank, is responsible for its own financing. The Group's core debt is managed to be within a target level consistent with its current debt ratings.

        Prudential plc enjoys strong debt ratings from both Standard & Poor's and Moody's. Prudential long-term senior debt is currently rated A+ (stable outlook), A2 (stable outlook) and AA- (stable) from Standard & Poor's, Moody's and Fitch Ratings respectively, while short term ratings are A1+ and P-1. On June 23, 2006, Standard and Poor's announced that it had lowered Prudential's long-term senior debt rating from AA- (negative outlook) to A+ (stable outlook).

        During 2004, Prudential issued US$250 million Perpetual Subordinated Capital Securities exchangeable at the issuer's option into preference shares. The coupon on the securities was 6.75 per cent and the proceeds have been used to pre-finance the US$250 million debt maturing in 2005.

  Securities lending and reverse repurchase agreements

        The Group has entered into securities lending activities (including repurchase agreements) whereby blocks of securities are loaned to third parties, primarily major brokerage firms. The agreements require that amounts between 102 per cent and 105 per cent of the fair value of the loaned securities be held as collateral, depending on the quality of the collateral, calculated on a daily basis. The loaned securities are not removed from the Group's consolidated balance sheet, rather they are retained within the appropriate investment classification. Collateral typically consists of cash, debt securities, equity securities and letters of credit. At December 31, 2005, the Group had lent £10,594 million (of which £8,250 million was lent by the PAC with-profits fund) of securities and held collateral under such agreements of £11,112 million (of which £8,657 million was held by the PAC with-profits fund).

        At December 31, 2005, the Group had entered into reverse repurchase transactions under which it purchased securities and had taken on the obligation to resell the securities for the purchase price, £1,214 million, together with accrued interest.

  Collateral and pledges under derivative transactions

        At December 31, 2005, the Group had pledged £403 million for liabilities and held collateral of £193 million in respect of over-the-counter derivative transactions.

  Securitization

        During 2005, Egg transferred UK credit card receivables to its trust vehicle, Arch (Term) Limited ('Arch'), created in 2002 for the purpose of asset-backed securitization, bringing the outstanding balance of assets in this vehicle to £2.8 billion compared to £2.6 billion in 2004. The Arch note holders have a proportional interest in each account balance in the trust. As at December 31, 2005, the value of this interest was £2.3 billion compared to £2.2 billion in 2004. This securitization does not qualify for derecognition under IAS 39 and the total portfolio is, therefore, included in loans and receivables. The funding giving rise to the note-holders interest is included within operational borrowings attributable to shareholder-financed operations.

        Prudential anticipates that these programs and facilities are sufficient to meet foreseeable requirements to support shareholders' existing operations.

  Financial Conglomerates Directive

        As at December 31, 2005, Prudential met the requirements of the Financial Conglomerates Directive Test. The Financial Conglomerates Directive is discussed in greater detail in Item 4, "Information on the Company—UK Supervision and Regulation".

Derivative Financial Instruments and Commitments

        During the normal course of business Prudential enters into various arrangements in order to increase liquidity and decrease certain risks.

        At December 31, 2005, Egg had two credit default swaps in place, comprising residential mortgages of £1.4 billion and asset backed securities of £589 million. Their effect is to remove from Egg's balance sheet the risk of default on the underlying assets and reduce the regulatory capital that must be held by Egg in relation to these assets.

        Any potential credit risk relates to the swap counter-party, namely its ability to pay in the event of default on the underlying assets. If such a double failure occurred, Egg could be required to increase regulatory capital held against the underlying assets. All swap counter-parties are highly rated financial institutions.

        Egg has also entered into interest rate swaps for the purpose of hedging interest rate risk on lending to customers. The total notional value of these swaps is £2.9 billion.

        At December 31, 2005, Egg had entered into a series of derivative financial instrument transactions to hedge against foreign currency exposures with nominal value of £1.7 billion.

        At December 31, 2005, M&G had entered into a series of derivative financial instrument transactions relating to interest rate swaps and caps, cross currency swaps, credit default swaps and similar instruments. These derivatives were entered into in the normal course of business and solely for the purpose of matching or eliminating risks arising from potential movements in interest and exchange rates inherent in M&G's assets and liabilities.

        Jackson National Life has commitments for future payments related to equity index call options totaling £3 million as at December 31, 2005. These commitments were entered into in the normal course of business to hedge obligations associated with the issuance of fixed index immediate and deferred annuities. The commitments are due over the next two years.

        Jackson National Life has unfunded commitments related to its investments in limited partnerships totaling £227 million at December 31, 2005. These reflect on demand contractual commitments to fund further investments by the limited partnerships.

        For further discussion of derivatives and hedging instruments, please see Note G3 to the consolidated financial statements.

Contractual Obligations

        Contractual obligations with specified payment dates at December 31, 2005 were as follows:

	Total £m	Less than 1 year £m	1-3 years £m	3-5 years £m	More than 5 years £m
Long-term debt	11,521	2,479	1,913	1,835	5,294
Capital lease obligations	114	11	14	8	81
Operating lease obligations	451	61	111	75	204
Purchase obligations(a)	334	334	—	—	—
Other long-term liabilities reflected in balance sheet(b)	9,269	7,690	652	458	469

Total	21,689	10,575	2,690	2,376	6,048

Reconciliation to balance sheet:
Policyholder liabilities and unallocated surplus of with-profits funds excluding GICs annuity certains(c)	168,840
Other short-term/non-contractual obligations(d)	11,482

Total liabilities per balance sheet	202,011

(a)
Comprising unfunded commitments for investments in limited partnerships of £227 million, unfunded commitments related to mortgage loans of £104 million and future payments related to equity call options of £3 million.

(b)
Amounts due in less than one year include banking customer accounts of £5,830 million, Guaranteed Investment Contracts and Annuity Certain contracts of £722 million and amounts attributable to unit holders of consolidated unit trusts and similar funds of £965 million.

(c)
Other than annuities without life contingencies and Guaranteed Investment Contracts which both contain contractually scheduled maturities, policyholder liabilities and unallocated surplus of with-profits funds have been excluded from the table above. This is due to uncertainty with respect to the timing and amount of payments relating to those liabilities, which depend on the incidence of mortality, morbidity and policyholder withdrawal behavior and on future interest rates and market performance. In order to provide an understanding of the Group's remaining policyholder liabilities, however, Prudential has provided cash flow projections of expected benefit payments below.

  Duration of liabilities for UK operations

  With the exception of most unitized with-profit bonds and other whole of life contracts the majority of the contracts of the UK insurance operations have a defined contract term. However, in effect, the maturity term of contracts reflects the earlier of death, maturity, or surrender. In addition, with-profit contract liabilities include projected future bonuses based on current investment values. The actual amounts payable will vary with future investment performance. Due to the uncertainty of the timing of deaths, contract maturities and policyholder behavior with respect to surrenders, all of which affect the timing and contractual amount payable, ascribing particular amounts and specified payment dates to these contracts in future years does not provide appropriate information.

          The estimated maturity profile of the cash flows for insurance contracts, as defined by IFRS, i.e., those containing significant risk, and investment contracts, which do not, is as follows:

	Insurance contracts			Investment contracts
	With profits %	PAL %	PRIL %	Other %	With profits %	Unit linked and similar %
Total policyholder liabilities on consolidated balance sheet (In £m)	61,503	14,068	8,324	9,404	26,443	10,502
Expected maturity:
0 to 5 years	48	32	29	33	25	45
5 to 10 years	29	24	22	25	24	24
10 to 15 years	13	17	17	18	18	14
15 to 20 years	6	12	12	14	14	8
20 to 25 years	3	7	8	6	11	5
Over 25 years	1	8	12	4	8	4

  Duration of liabilities for US operations

          The estimated maturity profile of the cash flows for US operations fixed annuity and other businesses (including GICs and similar contracts) and variable annuity contracts is as follows:

	Fixed annuity and other business %	Variable annuity %
Total policyholder liabilities on consolidated balance sheet (In £m)	23,407	8,574
Expected maturity:
0 to 5 years	34	34
5 to 10 years	29	31
10 to 15 years	17	19
15 to 20 years	10	10
20 to 25 years	5	4
Over 25 years	5	2

  Duration of liabilities for Asian operations

          The estimated maturity profile of the cash flows for the policyholder liabilities of the Asian operations is as follows:

Asia total %
Total policyholder liabilities on consolidated balance sheet (In £m)	10,828
Expected maturity:
0 to 5 years	23
5 to 10 years	25
10 to 15 years	19
15 to 20 years	12
20 to 25 years	8
Over 25 years	13
  (d)
  Includes obligations under funding, securities lending and sale and repurchase agreements of £4,529 million, current and deferred tax liabilities of £3,953 million and accruals and deferred income of £506 million.

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

        The primary source of short-term liquidity to support operations is a pool of highly liquid, high quality short-term instruments to provide liquidity in excess of the expected cash requirements. At December 31, 2005, the investment assets included £46,778 million of equity securities, £42,813 million of debt securities and £5,326 million of deposits.

        The liquidity of Prudential's UK insurance operations is affected by the payment of guaranteed benefits and terminal bonuses on maturing and surrendering policies by the UK insurance operations. In addition, the non-cash bonus declaration to policyholders results in a cash transfer to shareholders' funds. A large proportion of Prudential's liabilities contains discretionary surrender values or surrender charges. In addition, pension annuity policies cannot be surrendered by the policyholder.

        At December 31, 2005 and 2004, Prudential Assurance's long-term fund assets in excess of its capital requirements were £14,451 million and £7,751 million, respectively. The Integrated Prudential Sourcebook, which came into effect on December 31, 2004, introduced an additional capital requirement, the "with-profits insurance capital component", which at December 31, 2005, amounted to £9,055 million (2004: £3,675 million).

M&G

        The principal liquidity source for M&G is fee income for managing retail, institutional and the internal investment funds of Prudential's UK operations. The principal liquidity requirement is operating expenses. Amounts are distributed to the parent company after considering capital requirements. Capital requirements are driven by the regulatory stipulations based on fixed operating expenses and other operating considerations. At December 31, 2005, M&G met the relevant regulatory requirements.

Egg

        Egg has a balance of funding between deposits from customers (approximately 60 per cent) and wholesale liabilities and subordinated debt (approximately 40 per cent). This funding supports the retail asset book and treasury assets. The majority of treasury assets are held for liquidity purposes.

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

        In 2001, Egg issued £125 million loan capital with a coupon of 6.875 per cent for a 20.5 year term (2021). This was issued at a discount of £1.4 million.

        In 2002, Egg issued £75 million additional loan capital with a coupon of 6.875 per cent for a 19 year term (2021). This was issued at premium of £3.1 million. There is an early repayment option in 2016 for both loan capital issues.

        In 2003 Egg issued £250 million of loan capital with a coupon of 7.5 per cent and is perpetual with a callable date of 2013. This was issued at a £0.9 million discount. There were no subordinated loan capital issues during 2004 or 2005.

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

        Liquidity requirements are principally for purchases of new investments and businesses, repayment of principal and interest on intercompany debt, payments of interest on surplus notes, funding of insurance product liabilities, including payments for policy benefits, surrenders, maturities and new policy loans and funding of expenses, including payment of commissions, operating expenses and taxes. At December 31, 2005, Jackson National Life's outstanding notes and bank debt included:

  •
  $250 million of surplus notes maturing in 2027,

  •
  $225 million of senior notes maturing by 2015,

  •
  $4 million of collateralized loans maturing in 2006,

  •
  $9 million of non-investment grade debt issued by variable interest entities maturing by 2013.

        Significant increases in interest rates and disintermediation can create sudden increases in surrender and withdrawal requests by policyholders and contract holders. Other factors that are not directly related to interest rates can also give rise to disintermediation risk, including but not limited to changes in ratings from rating agencies, general policyholder concerns relating to the life insurance industry (e.g., the unexpected default of a large, unrelated life insurer) and competition from other products, including non-insurance products such as mutual funds, certificates of deposit and newly developed investment products. Most of the life insurance, annuity and institutional products Jackson National Life offers permit the policyholder or contract holder to withdraw or borrow funds or surrender cash values, although some include policy restrictions such as surrender charges and market value adjustments to discourage early withdrawal of policy and contract funds. At December 31, 2005, approximately $12.9 billion of policy and contract funds had no surrender charge or market value adjustment restrictions.

        Jackson National Life uses a variety of asset-liability management techniques to provide for the orderly provision of cash flow from investments and other sources as policies and contracts mature in accordance with their normal terms. Jackson National Life's principal sources of liquidity to meet unexpected cash outflows associated with sudden and severe increases in surrenders and withdrawals are its portfolio of liquid assets and its net operating cash flows. At December 31, 2005, the portfolio of cash, short-term investments and publicly traded bonds and equities amounted to $31.5 billion. Operating net cash inflows for Jackson National Life in 2005 were $2.1 billion. Prudential believes that these liquidity sources are sufficient to satisfy the company's liquidity needs.

        At December 31, 2005, the statutory capital and surplus of Jackson National Life was $3,434 million, which was significantly in excess of the requirements set out under Michigan insurance law. As described in Item 4, "Information on the Company—Supervision and Regulation of Prudential—US Supervision and Regulation", Jackson National Life is also subject to risk-based capital guidelines that provide a method to measure the adjusted capital that a life insurance company should have for regulatory purposes, taking into account the risk characteristics of the company's investments and products. At December 31, 2005, Jackson National Life's total risk based capital ratio under the National Association of Insurance Commissioners' definition substantially exceeded model act standards.

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

Group Consolidated Cash Flows on an IFRS Basis

        The discussion that follows is based on the consolidated statement of cash flows prepared under IFRS and presented in Item 18 of this Form 20-F.

        Net cash (outflows) inflows in 2005 were £(199) million from operating activities, £30 million from investing activities, and £(678) million from financing activities. In 2004, net cash inflows (outflows) were £850 million from operating activities, £(97) million from investing activities, and £902 million from financing activities, including the proceeds from the rights issue of £1,021 million. For further details on the rights issue see Item 4 "Information on the Company—Overview—Growing the Business."

        The Group held cash and cash equivalents of £3,586 million at December 31, 2005 compared with £4,341 million at December 31, 2004.

Item 6. Directors, Senior Management and Employees

        The Prudential Board of Directors currently consists of 14 directors. Since January 2005, the following Board changes have occurred: Keki Dadiseth, Mark Tucker, Nick Prettejohn and Lord Turnbull were appointed as directors on April 1, 2005, May 6, 2005, January 1, 2006 and May 18, 2006, respectively. Jonathan Bloomer, Mark Wood and Rob Rowley resigned as directors on May 5, 2005, October 17, 2005 and May 18, 2006 respectively.

        Set forth below are the names, ages, positions, business experience and principal business activities performed outside of Prudential of the current Board members, as well as the dates of their initial appointment as directors. Ages given are as at April 30, 2006.

Sir David Clementi MA FCA MBA (Age 57)
Chairman and Chairman of the Nomination Committee

        Sir David Clementi has been Chairman of Prudential since December 1, 2002. In August 2005, he was appointed as President of the Investment Property Forum. In October 2003, he joined the FSA's Financial Capability Steering Group, and in July 2003 he was appointed by the Secretary of State for Constitutional Affairs to carry out a review of the regulation of legal services in England and Wales, which was completed in December 2004. In February 2003, he joined the Financial Reporting Council. In addition, Sir David is also a non-executive director of Rio Tinto plc, which he joined on January 28, 2003. From September 1997 to August 2002 he was Deputy Governor of the Bank of England. During this time he served as a member of the Monetary Policy Committee and as a non-executive director of the Financial Services Authority. From 1975 to August 1997 he worked for the Kleinwort Benson Group, latterly as Chief Executive.

Mark Tucker ACA (Age 48)
Group Chief Executive

        Mark Tucker was re-appointed as an executive director on May 6, 2005, on which date he also became Group Chief Executive. From May 2004 to March 2005 he was Group Finance Director, HBOS plc and director of Halifax plc. Previously, he was an executive director of Prudential from 1999 to 2003, and from 1993 to 2003 he was Chief Executive of Prudential Corporation Asia, and also held senior positions in Prudential's businesses in the UK and US. He first joined Prudential in 1986, having previously been a tax consultant at PriceWaterhouse UK in London.

Philip Broadley FCA (Age 45)
Group Finance Director

        Philip Broadley has been an executive director of Prudential and Group Finance Director since May 2000. In May 2005, he was appointed as a non-executive director of Egg plc, which delisted on February 20, 2006 and became a wholly-owned subsidiary of Prudential on May 16, 2006. He is currently Chairman of the 100 Group of Finance Directors and a member of the Insurance Advisory Group of the International Accounting Standards Board. He is also President of the Przezornosc Charitable Foundation, which has been established in Poland in recognition of former policyholders with whom the Company lost contact. Previously, he was with the UK firm of Arthur Andersen, where he became a partner in 1993.

Clark Manning FSA MAAA (Age 47)
Executive Director

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

Michael McLintock (Age 45)
Executive Director

        Michael McLintock has been an executive director of Prudential since September 2000. He is also Chief Executive of M&G, a position he held at the time of M&G's acquisition by Prudential in March 1999. He joined M&G in October 1992. He is also a non-executive director of Close Brothers Group plc.

Mark Norbom (Age 48)
Executive Director

        Mark Norbom has been an executive director of Prudential and Chief Executive, Prudential Corporation Asia since January 2004. Previously, he was President and Chief Executive Officer of General Electric Japan, and a company officer of General Electric Company. He has spent 23 years with General Electric in various posts in the United States, Taiwan, Indonesia, Thailand and Japan.

Nick Prettejohn (Age 45)
Executive Director

        Nick Prettejohn has been an executive director of Prudential and Chief Executive, Prudential UK & Europe since January 2006. He is also a member of the Financial Services Practitioner Panel. Previously, he was Chief Executive of Lloyd's of London from July 1999 until December 2005. He joined the Corporation of Lloyd's in 1995 as Head of Strategy, and played a key role in the Reconstruction and Renewal process, which reorganized Lloyd's after the losses of the late 1980s and early 1990s. Following the successful completion of the reorganization in 1996 he became Managing Director of Lloyd's Business Development Unit and in 1998 he also assumed responsibility for Lloyd's North America business unit. Prior to his appointment to Lloyd's he was responsible for corporate strategy at National Freight Corporation plc, and prior to that he was a partner at management consultants Bain and Co and a director of private equity company Apax Partners. He is also a board member of the Royal Opera House.

Keki Dadiseth FCA (Age 60)
Independent non-executive director and member of the Audit and Remuneration Committee

        Keki Dadiseth has been an independent non-executive director of Prudential since April 2005. He is a member of the International Advisory Boards of Marsh & McLennan Companies Inc and DaimlerChrysler Benz. He is also an International Advisor to Goldman Sachs. In 2005, he was appointed to the Board of Nicholas Piramal India Limited and Siemens Limited in India, and he is a director of The Indian Hotels Company Limited and the Indian School of Business. Before he retired from Unilever in May 2005, he was Director, Home and Personal Care, responsible for the HPC business of Unilever worldwide, a Board member of Unilever PLC and Unilever N.V. and a member of Unilever's Executive Committee. He joined Hindustan Lever Ltd in India in 1973.

Michael Garrett (Age 63)
Independent non-executive director and member of the Audit and Remuneration Committee

        Michael Garrett has been an independent non-executive director of Prudential since September 2004. He worked for Nestlé from 1961, becoming Head of Japan (1990 - 1993), and then Zone Director and Member of the Executive Board, responsible for Asia and Oceania, and in 1996 his responsibilities were expanded to include Africa and the Middle East. He retired as Executive Vice President of Nestlé in April 2005. In addition, he served the Government of Australia as Chairman of the Food Industry Council and as a Member of the Industry Council of Australia, and was also a member of the Advisory Committee for an APEC (Asia-Pacific Economic Cooperation) Food System, a member of The Turkish Prime Minister's Advisory Group and the WTO (World Trade Organization) Business Advisory Council in Switzerland. He remains a director of Nestlé companies in India and Japan, and was appointed Chairman of the Evian Group in 2001, a think tank and forum for dialogue promoting free trade. He also serves as a non-executive director on the Boards of the Bobst Group in Switzerland and Hasbro Inc in the USA.

Bridget Macaskill (Age 57)
Independent non-executive director, Chairman of the Remuneration Committee, and member of the Nomination Committee

        Bridget Macaskill has been an independent non-executive director of Prudential since September 2003. She rejoined the Board of Prudential having previously resigned due to a potential conflict of interest in March 2001. She has been a member of the Remuneration Committee since September 2003 and became Chairman of the Remuneration Committee on May 18, 2006. She is a non-executive director of J Sainsbury Plc and the Federal National Mortgage Association (Fannie Mae). She was previously Chairman and Chief Executive Officer of OppenheimerFunds Inc, a major New York based investment management company.

Roberto Mendoza (Age 60)
Independent non-executive director and member of the Remuneration Committee

        Roberto Mendoza has been an independent non-executive director of Prudential since May 2000. He served as Chairman of the Remuneration Committee from July 2002 until May 18, 2006. He is also Chairman of Integrated Finance Limited, and he was the non-executive Chairman of Egg plc, which delisted on February 20, 2006 and became a wholly-owned subsidiary of Prudential on May 16, 2006. Previously, he was Vice Chairman and director of JP Morgan & Co, Inc., a non-executive director of Reuters Group PLC and The BOC Group plc, and a managing director of Goldman Sachs.

Kathleen O'Donovan ACA (Age 48)
Independent non-executive director and Chairman of the Audit Committee

        Kathleen O'Donovan has been an independent non-executive director of Prudential since May 2003. She has been a member of the Audit Committee since May 2003 and became Chairman of the Audit Committee on May 18, 2006. She is a non-executive director and Chairman of the Audit Committees of EMI Group plc and Great Portland Estates PLC. She is also Chairman of the Invensys Pension Scheme. Previously, she was a non-executive director and Chairman of the Audit Committee of the Court of the Bank of England, and a non-executive director of O2 plc. Prior to that, she was Chief Financial Officer of BTR and Invensys, and before that she was a partner at Ernst & Young.

James Ross (Age 67)
Senior Independent Director and member of the Audit and Nomination Committees

        James Ross has been an independent non-executive director since May 2004. He succeeded Rob Rowley as the Company's Senior Independent Director with effect from May 18, 2006. He holds non-executive directorships with McGraw Hill and Datacard in the United States and Schneider Electric in France. He is also Chairman of the Leadership Foundation for Higher Education. He was previously Deputy Chairman of National Grid plc and Littlewoods plc. He was also Chief Executive of Cable and Wireless plc and Chairman and Chief Executive of BP America Inc., and a Managing Director of the British Petroleum Company plc.

Lord Turnbull KCB CVO (Age 61)
Independent non-executive director

        Andrew Turnbull has been an independent non-executive director of Prudential since May 18, 2006. He entered the House of Lords as a Life Peer in 2005. In 2002 he became Secretary of the Cabinet and Head of the Home Civil Service until he retired in the summer of 2005. Prior to that, he held a number of positions in the civil service, including Permanent Secretary at HM Treasury; Permanent Secretary at the Department of the Environment (later Environment, Transport and the Regions); Private Secretary (Economics) to the Prime Minister; and Principal Private Secretary to Margaret Thatcher and John Major. He joined HM Treasury in 1970.

        Lord Turnbull is a non-executive director of Frontier Economics Ltd, The British Land Company PLC and the Arup Group. He also works part-time as a Senior Advisor to the London partners of Booz Allen Hamilton (UK).

Other Executive Officers

        The heads of Prudential's business units, UK Insurance Operations, M&G, Jackson National Life and Prudential Corporation Asia are also directors of Prudential, as set forth above. Following the delisting of Egg, Prudential's UK banking operation, on February 20, 2006, the head of Prudential's UK Insurance Operations was appointed Chairman of Egg, whilst Mark Narcarrow was appointed as Chief Executive. For information relating to the compensation paid or accrued to all Prudential directors and other executive officers, see below.

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

Benefits and protections

        Executive directors receive certain benefits, principally participation in medical insurance schemes, the provision of a cash allowance for a car (except for Clark Manning and Mark Norbom), and, in some cases the use of a car and driver and security arrangements. Mark Norbom also receives expatriate allowances. No benefits are pensionable. The executive directors' pension arrangements and life assurance provisions are set out under "—Compensation".

        Except for Clark Manning, the executive directors are eligible to participate in either the Company's UK or International Savings-Related Share Option Scheme. Options granted under these schemes are not subject to performance conditions because the UK plan is an all-employee share scheme governed by specific legislation and the international scheme mirrors it.

        Executive directors are entitled to participate in arrangements in certain M&G investment products on the same terms as available to external investors, apart from the minimum level of investment.

        In addition, the Company provides certain protections for directors and senior managers against personal financial exposure that they may incur in their capacity as such. This includes qualifying third party indemnity provisions (as defined under section 309B of the Companies Act 1985) in force for the benefit of the directors of the Company and of associated companies (as defined under section 309A of the Companies Act 1985), at the time the Directors' Report was approved under section 234A of the Companies Act 1985 and during 2005.

Policy on external appointments

        Subject to the Board's approval, executive directors are able to accept external appointments as non-executive directors of other organisations.

Compensation

        In 2005, the aggregate compensation that Prudential paid or accrued to all Prudential executive directors and other executive officers as a group (17 persons) was £11,631,824 including performance related bonuses paid to executive directors and executive officers and an aggregate pension contribution of £1,393,378 and provision for future benefits.

Remuneration

	Salary/ Fees	Bonus	Other payments	Benefits*	Total Emoluments 2005
	(in £ Thousands)
Chairman
Sir David Clementi	450	—		29	479

Executive directors
Jonathan Bloomer(1) (until May 5, 2005)	279	150		26	455
Philip Broadley(2)	500	459		41	1,000
Clark Manning(3)	467	1,263		21	1,751
Michael McLintock(4)	320	1,515		43	1,878
Mark Norbom(5)(6)(7)	500	370	90	214	1,174
Mark Tucker(8)(9) (from May 6, 2005)	509	503		118	1,130
Mark Wood(10)	464	358		43	865

Total executive directors	3,039	4,618	90	506	8,253

Non-executive directors
Keki Dadiseth(11)(12)(13) (from April 1, 2005)	37	—		—	37
Michael Garrett	50	—		—	50
Bridget Macaskill	50	—		—	50
Roberto Mendoza	135	—		—	135
Kathleen O'Donovan	60	—		—	60
James Ross	60	—		—	60
Rob Rowley	90	—		—	90

Total non-executive directors	482	—		—	482

Other executive officers as a group(14)	559	452	—	14	1,025

Overall total	4,530	5,070	90	549	10,239

*
Benefits include cash allowances for cars.

Notes:

1.
In addition to the emoluments in the table, under the terms of his termination of employment, Jonathan Bloomer was paid a total of £1,600,000.

2.
A deferred share award valued at £209,090 from his 2005 annual bonus has been made to Philip Broadley. This is included in the 2005 bonus figure.

3.
Clark Manning's bonus figure excludes a contribution of £6,926 from a profit sharing plan that has been made into a 401k retirement plan which is included in the table on pension contributions under "—Other supplementary arrangements".

4.
A deferred share award valued at £554,732 from his 2005 annual bonus has been made to Michael McLintock. This is included in the 2005 bonus figure.

5.
A deferred share award valued at £119,790 from his 2005 annual bonus has been made to Mark Norbom. This is included in the 2005 bonus figure.

6.
In 2005 Mark Norbom was also paid £90,349 in dividend equivalents from the awards detailed under "—Other share awards". This amount is included in the column headed—Other payments.

7.
Mark Norbom's benefits include those that reflect his expatriate status, which include costs of £146,943 related to housing.

8.
A deferred share award valued at £243,453 from his 2005 annual bonus has been made to Mark Tucker. This is included in the 2005 bonus figure.

9.
Mark Tucker was eligible to be paid a housing allowance of £11,017 per month until April 30, 2006. This is included in the benefits figure.

10.
Mark Wood's salary and benefits in the table are the totals up to October 16, 2005 which was the last day he was an executive director. In 2005, a deferred share award valued at £168,550 from his 2004 annual bonus was made to Mark Wood. Further details are shown under "—Other share awards".

11.
Keki Dadiseth was appointed as a director of Prudential plc with effect from April 1, 2005, and as a member of the Audit Committee with effect from May 5, 2005.

12.
In accordance with an agreement that the Company entered into with Keki Dadiseth, he did not retain his director's fee for his first two months of his appointment; instead his fee was paid to Unilever PLC, where he served as an executive director until May 2005. For those first two months, no portion of the fees which were paid to Unilever in lieu of payment to him was applied to the purchase of shares in the Company.

13.
With effect from June 2005, Prudential paid non-executive director fees to Keki Dadiseth, and a portion of those fees were used to purchase shares in the Company, as is the practice for all of Prudential's non-executive directors. In addition the Company pays an allowance of £10,391 per annum to Keki Dadiseth in respect of his accommodation expenses in London whilst on the Company's business, in lieu of reimbursing hotel costs, as is the usual practice for directors who are not resident in the UK.

14.
Consists of Paul Gratton and Michael Harris. Michael Harris was included for the period he was a director of Egg plc, which ended on May 31, 2005.

2005 Annual incentive plans—executive directors

        Annual incentive payouts for executive directors depend on performance and are paid in cash or shares as indicated below. Annual bonuses for 2005 were based on a combination of Group and business unit financial measures and individual performance.

	Target % of basic salary	Maximum % of basic salary
Philip Broadley	50	110
Clark Manning	100	120
Michael McLintock	300	500
Mark Norbom	50	110
Mark Tucker	50	110
Mark Wood	50	110

Notes:

        Clark Manning is also eligible to receive an annual bonus which provides for a percentage share of a bonus pool based on the profits of Jackson National Life. He is additionally eligible to participate in a US tax qualified all-employee profit sharing plan.

        Michael McLintock's annual incentive award is in line with remuneration levels in the investment management industry and is based on the profits of M&G, the fund performance of M&G and Group and individual performance.

        Annual bonus awards are not pensionable. Except for Clark Manning, the part of the annual incentive award made for performance above target is made in the form of a share award. Receipt of these shares is deferred and the shares are normally only released after three years. Dividends accumulate for the benefit of award holders during the deferral period.

Senior Executives' Long-term Incentive Plans
2005 Restricted Share Plan ("RSP")

        The Restricted Share Plan rewards Prudential's achievement of Total Shareholder Return ("TSR") relative to other companies that were in the FTSE 100 at the beginning of each three-year performance period.

        For any awards under the RSP to vest, the Remuneration Committee must be satisfied with the Company's underlying financial performance over the performance period. At the end of each performance period, depending on the Company's performance, executive directors may be granted a right to receive shares at no cost to the individual.

        Awards vest on the basis of the schedule set out below:

TSR relative to the Index at the end of the third year	Percentage of award that vests
Less than 50th percentile	Nil
50th percentile	25%
80th percentile	100%

        Vesting between each performance point is on a straight line sliding scale basis. In normal circumstances, directors may take up their right to receive shares at any time during the following seven years. Dividends do not accumulate on awards.

        In 2005, for Mark Tucker the maximum conditional award was 200 per cent of basic salary as was the award for Jonathan Bloomer. For Philip Broadley, Clark Manning, Mark Norbom and Mark Wood, the awards were equivalent to 160 per cent of basic salary and for Michael McLintock the award was equivalent to 80 per cent of basic salary.

2005 Business-specific long-term incentive plans

        In all cases, the performance period under the long-term incentive plan is three years.

Clark Manning

        In 2005, Clark Manning participated in a cash-based long-term plan that rewards the growth in appraisal value of JNL. The award payout equals an initial award value adjusted by the Prudential plc share price change over the performance period. In order for any award to be made under the 2005 plan the growth rate over the performance period must be eight per cent per annum compound or greater. At this level of performance the initial award value is US$864,240. If the on-target performance level of 11.5 per cent per annum compound is achieved the initial award value is doubled. If the annual growth rate is at least 17.5 per cent the payout increases to a maximum of three times the initial award value. For performance between these points payouts are on a straight line sliding scale.

Michael McLintock

        In 2005, Michael McLintock participated in the M&G Chief Executive Long-Term Incentive Plan that provides a cash reward through phantom M&G share awards and options, whose value depends on the profit and fund performance of M&G over the performance period. The change in the phantom share price equals the change in M&G profit, modified up or down by the investment performance of M&G, over the performance period. For 2005 the face value of the share award was £225,000. Provided the phantom share options have value, they may be exercised in part or in full during annual exercise periods after three to seven years from the start of the performance period. For 2005 the phantom option award had a face value of £367,800.

Mark Norbom

        In 2005, Mark Norbom participated in the Asian Long-Term Incentive Plan which is a cash-based plan that measures an index of added value geared to new business profit growth in our Asian businesses. For the 2005 award the plan will only pay out if the growth rate is greater than 15 per cent per annum compound over the performance period. At this level of performance a payment of 50 per cent of basic salary is made. The on-target payout is 100 per cent of salary, for which an annual growth rate of 35 per cent is required. If an annual growth rate of 50 per cent or more is achieved, the maximum of 150 per cent of basic salary is paid. For performance between these points payouts are on a straight line sliding scale basis.

Mark Wood

        In 2005, Mark Wood participated in a cash-based long-term plan that rewards the growth in appraisal value of Prudential UK over the performance period. This plan only paid out if the growth rate was greater than eight per cent per annum compound over the performance period. At this level of performance a payment of 50 per cent of basic salary would be made. The on-target payout was 75 per cent of basic salary for which a growth rate of 11.5 per cent was required. If a growth rate of 17.5 per cent or more were achieved the maximum of 100 per cent of basic salary was payable. For performance between these points payouts were on a straight line sliding scale basis.

Senior executives' outstanding long-term incentive awards

        The section below sets out the outstanding awards under the Restricted Share Plan and the additional long-term plans for the executive directors who run specific businesses.

Restricted Share Plan

        The table below shows all outstanding awards under the Restricted Share Plan. These shares are held in trust and represent the conditional awards out of which rights may be granted, at the end of the relevant performance period, dependent on the performance conditions. See "—Senior Executives' Long-term Incentive Plans".

Name	Conditional share awards outstanding at January 1, 2005	Conditional award in 2005	Rights (options) granted upon vesting in 2005	Market value of rights granted in 2005	Conditional share awards outstanding at December 31, 2005	Notes	Date of end of performance period (December 31)
	(in £ Thousands)
Jonathan Bloomer	185,803				—	1	2004
	279,610				—	2	2005
	421,426				—	2	2006
		365,966	40,663	193	—	3	2007

	886,839	365,966	40,663	193	—

Philip Broadley	90,210				—	1	2004
	133,919				133,919	4	2005
	210,713				210,713		2006
		182,983			182,983		2007

	434,842	182,983	Nil	Nil	527,615

Clark Manning	112,342				—	1	2004
	148,838				148,838	4	2005
	196,174				196,174		2006
		163,352			163,352		2007

	457,354	163,352	Nil	Nil	508,364

Michael McLintock	31,778				—	1	2004
	45,620				45,620	4	2005
	67,429				67,429		2006
		58,555			58,555		2007

	144,827	58,555	Nil	Nil	171,604

Mark Norbom	200,177				200,177		2006
		182,983			182,983		2007

	200,177	182,983	Nil	Nil	383,160

Mark Tucker		356,817			356,817		2007

		356,817	Nil	Nil	356,817

Mark Wood	92,260				—	1	2004
	138,333				138,333	5	2005
	210,713				210,713	6	2006
		193,962			193,962	7	2007

Other executive officers as a group			Nil	Nil

	441,306	193,962	40,663	193	543,008

Notes

1.
For the awards made in 2002 under the Restricted Share Plan, the Company's TSR was ranked at 89th percentile at the end of the three year performance period on December 31, 2004 and as a result the 2002 awards lapsed.

2.
For the 2003 and 2004 conditional RSP awards to Jonathan Bloomer, the ranking of the Company's TSR in the month prior to his leaving date was 72nd and 65th respectively and as a consequence the awards lapsed.

3.
For the 2005 conditional RSP award to Jonathan Bloomer, the ranking of the Company's TSR in the month prior to his leaving date was 14th and as a result 11.11 per cent of his award was released. This percentage takes into account pro-rating for his service during the three-year performance period.

4.
For the 2003 conditional RSP award the ranking of the Company's TSR at the end of the three year performance period ending on December 31, 2005 was 71st percentile and as a result no release will be made from this award.

5.
For the 2003 conditional RSP award to Mark Wood, the ranking of the Company's TSR in the month prior to his date of resignation of his directorship was 67th percentile and as a result no release will be made from this award.

6.
For the 2004 conditional RSP award to Mark Wood, the ranking of the Company's TSR in the month prior to his date of resignation of his directorship was 61st percentile and as a result no release will be made from this award.

7.
For the 2005 conditional RSP award to Mark Wood, the ranking of the Company's TSR in the month prior to his date of resignation of his directorship was 27th percentile and as a result, subject to non-competition and non-solicitation conditions, 27.5 per cent of his award has been released. This percentage takes into account pro-rating for his service during the three-year performance period.

        The 2005 RSP awards are described in detail under "—Senior Executives' Long-term Incentive Plans". The 2004 RSP awards had the same performance conditions. For RSP awards prior to 2004, no rights are granted if the Company's TSR performance as ranked against the comparator group is at the 60th percentile or below. The maximum grant is made only if the TSR ranking of the Company is 20th percentile or above. Between these points, the size of the grant made is calculated on a straight line sliding scale basis. In normal circumstances, directors may take up their right to receive shares at any time during the following seven years.

        The awards made in respect of 2004 and 2005 under the Restricted Share Plan run to December 31, 2006 and December 31, 2007 respectively. As at December 31, 2005, TSR performance under these plans was ranked respectively at percentile positions 70 and 47 on the basis of TSR performance.

        In determining the 2005 conditional awards the shares were valued at their average share price during the preceding calendar year, and the price used to determine the number of shares was 437.2 pence (2004 - 398.3 pence).

        Rights that were exercised under the Restricted Share Plan during 2005 are shown in the following table.

	Year of right grant	RSP rights outstanding at January 1, 2005	Rights granted during 2005	Rights exercised during 2005	RSP rights outstanding at December 31, 2005	Price paid for award	Market price on date of exercise (pence)	Earliest exercise date	Latest exercise date
Jonathan Bloomer	2000	59,650		59,650	—	—	536.5	March 17, 2000	November 5, 2005
	2001	40,474		40,474	—	—	536.5	April 2, 2001	November 5, 2005
	2002	8,571		8,571	—	—	536.5	March 15, 2002	November 5, 2005
	2005		40,663	40,663	—	—	536.5	May 6, 2005	November 5, 2005

		108,695	40,663	149,358	—

Other Long-term Incentive Plans

        Details of cash awards under other long-term incentive plans up to and including 2005 are set out in the table below. Except where stated, the performance period for all awards was three years.

	Year of initial award	Face value of conditional awards outstanding at January 1, 2005	Conditionally awarded in 2005	Payments made in 2005	Face value of conditional awards outstanding at December 31, 2005	Date of end of performance period (December 31)
	(in £ Thousands)
Clark Manning
Phantom JNL options	2001	660		83	—	2004
Phantom JNL shares	2001	330		372	—	2004
Business cash LTIP	2002	1,425		Nil	—	2004
Business cash LTIP	2003	1,425			1,425	2005
Business cash LTIP	2004	1,425			1,425	2006
Business cash LTIP	2005		1,425		1,425	2007
Michael McLintock
Phantom M&G options	2000	184			184	2002
Phantom M&G options	2001	368			368	2003
Phantom M&G options	2002	368			368	2004
Phantom M&G shares	2002	225		524	—	2004
Phantom M&G options	2003	368			368	2005
Phantom M&G shares	2003	225			225	2005
Phantom M&G options	2004	368			368	2006
Phantom M&G shares	2004	225			225	2006
Phantom M&G options	2005		368		368	2007
Phantom M&G shares	2005		225		225	2007
Mark Norbom
Business cash LTIP	2004	713			713	2006
Business cash LTIP	2005		750		750	2007
Mark Wood
Business cash LTIP	2002	450		Nil	—	2004
Business cash LTIP	2003	470			470	2005
Business cash LTIP	2004	500			500	2006
Business cash LTIP	2005		530		530	2007

Total cash payments made in 2005				979

Notes:

Clark Manning

        Clark Manning's 2001 cash long-term incentive plans had four-year performance periods respectively with payouts in both cases depending on Jackson National Life's US GAAP net income in the final year. For the 2001 award the results led to payments of US$675,900 for the share element and US$151,800 for the option element. The face values of the awards for Clark Manning are converted at the average exchange rate for 2005 which was US$1.8192 = £1 (2004: US$1.8326 = £1). Upon joining the Board, Clark Manning also participated in the 2002 JNL Chief Executive LTIP which has a performance period of three years. The performance conditions are the same as described under "2005 Business—Business specific long-term incentive awards". The compound growth rate of the JNL appraisal value was below the threshold for a payment to be made in respect of the award. For the 2003 Business cash LTIP the growth rate in appraisal value was 12.83 per cent and a payment of US$2,703,461 was made.

Michael McLintock

        Michael McLintock's 2002 and 2003 cash long-term incentive plans had the same performance conditions as described for his business-specific long-term incentive plan under "2005 Business—Business specific long-term incentive awards". For both awards, the phantom share price at the beginning of the performance period was £1. For the 2002 award the phantom share price at the end was £2.33. This resulted in a payment from the phantom share award of £524,250 and a phantom option award of 367,800 units. He did not exercise any of these options. For the 2003 award, the phantom share price at the end was £2.03. This resulted in a phantom share award of £456,750.

Mark Norbom

        Mark Norbom's 2004 and 2005 cash long-term incentive plans had the same performance conditions as described for his business-specific long-term incentive plan under "2005 Business—Business specific long-term incentive awards".

Mark Wood

        Mark Wood's 2002 and 2003 cash long-term incentive plans had the same performance conditions as described for his business-specific long-term incentive plan under "2005 Business—Business specific long-term incentive awards". For the 2002 award the compound growth rate of the UK appraisal value was below the threshold for a payment to be made in respect of the award.

        Mark Wood resigned as a director with effect from October 17, 2005 and his employment with the Group terminated on February 1, 2006. Under the terms of the termination of his contract, payments will be made in 2006 from his 2003, 2004 and 2005 LTIP awards, taking into account performance and pro-rating for service during each respective performance period. Subject to non-competition and non-solicitation conditions, the first payment was £235,000 on March 31, 2006, and subsequent payments are respectively £180,556 on or before July 31, 2006 and £103,056 on or before December 31, 2006.

Other share awards

        The table below sets out the share awards that have been deferred from annual incentive plan payouts and awards to Mark Norbom relating to his appointment. The values of the deferred share awards are included in the bonus and total figures in the directors' remuneration table under "—Remuneration". The number of shares is calculated using the average share price over the three business days commencing on the day of the announcement of the Group's annual financial results for the relevant year. For the 2004 awards, which were made in 2005, the average share price was 492 pence.

		Shares awarded						Shares released in 2005
	Year of initial grant	Conditional share awards outstanding at January 1, 2005	Conditionally awarded in 2005	Scrip dividends accumulated	Shares released in 2005	Conditional share awards outstanding at December 31, 2005	Date of end of restricted period	Shares released in 2005	Date of release	Market price at original date of award (pence)	Market price at date of vesting or release (pence)
Philip Broadley
Deferred 2003 annual incentive award	2004	6,033		196	—	6,229	December 31, 2006
Michael McLintock
Deferred 2003 annual incentive award	2004	53,938		1,764	—	55,702	December 31, 2006
Deferred 2004 annual incentive award[1]	2005		88,525	2,895	—	91,420	December 31, 2007
Mark Norbom
Awards under appointment terms[1]	2004	15,339			15,339	—	January 1, 2005	15,339	March 2, 2005	439	486.25
	2004	15,339			—	15,339	January 1, 2006
	2004	89,353			—	89,353	January 1, 2007
	2004	31,596			—	31,596	January 1, 2008
	2004	15,339			—	15,339	January 1, 2009
	2004	414,826			—	414,826	February 20, 2013
Deferred 2004 annual incentive award	2005		32,072	1,049	—	33,121	December 31, 2007
Mark Wood
Deferred 2004 annual incentive award[2]	2005		34,258	1,120	—	35,378	December 31, 2007

Notes:

1.
In order to secure the appointment of Mark Norbom he has been awarded rights to Prudential plc shares, which vest as set out in the table. These awards will normally vest dependent on continuing employment at the date of vesting except for the element compensating for the loss of supplemental pension rights which vests on his leaving Prudential providing this is after February 20, 2013. If there is a change of control of Prudential or a sale of all or part of the Asian business he may become entitled to retain any unvested awards in accordance with the vesting schedules above. The equivalent of dividend distributions will be made from these awards during the restricted period and the cash dividend equivalents paid in 2005 from these awards are included in the directors' remuneration table under "—Remuneration".

2.
Mark Wood resigned as a director with effect from October 17, 2005 and as part of the terms of the termination of his employment, his deferred shares under the 2004 annual incentive plan will be released subject to non-competition and non-solicitation conditions. The award is expected to be released on or before July 15, 2006.

Executive Directors' pensions

        It is the Company's policy to offer executive directors the facility to save for retirement through efficient pension vehicles and UK executive directors are offered a combination of HM Revenue and Customs approved pension schemes and supplementary provision.

        Changes to UK pension regulations take effect from April 2006 ("A-Day"). Executive directors will not be compensated for the effects of any change in their taxation position as a result of these changes. For defined benefit schemes, the policy will be to retain a notional scheme earnings cap, replicating the HM Revenue and Customs earnings cap, which will no longer exist after A-Day. The effect of this will be to maintain the current policy for pension provision for executive directors who are currently eligible for defined benefit arrangements.

UK HM Revenue and Customs approved pension schemes

        Executive directors employed in the UK are eligible to participate in HM Revenue and Customs approved pension schemes on the same basis as other employees who joined at that time, providing benefits based on basic salary up to the HM Revenue and Customs earnings cap.

        The schemes include defined benefit and defined contribution arrangements. Philip Broadley participates in a non-contributory scheme that provides a pension of 1/60th of Final Pensionable Earnings for each year of service on retirement at age 60, as did Mark Wood. Michael McLintock participates in a contributory scheme that provides a target pension of 2/3rds of Final Pensionable Earnings on retirement at age 60 for an employee with 30 years or more potential service, for which his contribution is 4 per cent of basic salary. Jonathan Bloomer was only eligible to receive a lump sum death benefit of four times basic salary up to the earnings cap from the pension scheme.

        On death in service a total sum from all these schemes of four times pensionable salary plus spouse's and children's pensions are payable. No employees with employment offers after June 30, 2003 were eligible for membership of the defined benefit schemes.

Other supplementary arrangements

        Sir David Clementi is provided with a salary supplement, part of which is a contribution to a personal pension, and life assurance of four times his annual fees.

        Mark Tucker is provided only with a salary supplement. Philip Broadley and Michael McLintock are entitled to supplements based on the portion of their basic salary not covered for pension benefits under an HM Revenue and Customs approved scheme, as were Jonathan Bloomer and Mark Wood. These supplements are paid directly to them, or to a Funded Unapproved Retirement Benefit Scheme (FURBS) established in their name up to A-Day. They are provided with life assurance cover related to salary over the HM Revenue and Customs earnings cap. The cover is broadly equivalent to the death in service benefits provided under the relevant UK HM Revenue and Customs approved pension scheme.

        Clark Manning participates in a US tax-qualified defined contribution plan (a 401k plan). He is also provided with life assurance cover of two times basic salary.

        Mark Norbom is provided with a salary supplement for pension purposes, and life assurance provision of four times his basic salary.

        Details of directors' pension entitlements under HM Revenue and Customs approved defined benefit schemes and the pre-tax amount of any salary supplements and contributions to FURBS or other pension arrangements paid by the Company are set out below:

				Additional pension earned during year ended Dec 31, 2005		Transfer value of accrued benefit at December 31(4)
	Age at December 31, 2005	Years of pensionable service at December 31, 2005(1)	Accrued benefit at December 31, 2005	Ignoring inflation on pension earned to Dec 31 2004(2)	Allowing for inflation on pension earned to Dec 31 2004(3)	2005 B	2004 A	Amount of (B-A) less contributions made by directors during 2005	Pre-tax salary supplements & contributions to FURBS or other pension arrangements(5)
					(in £ Thousands)
Sir David Clementi	56	—	—	—	—	—	—	—	126
Jonathan Bloomer	51	—	—	—	—	—	—	—	113
Philip Broadley	44	5	10	2	2	82	61	21	126
Clark Manning	47	—	—	—	—	—	—	—	14
Michael McLintock	44	13	31	3	3	336	265	58	78
Mark Norbom	47	—	—	—	—	—	—	—	155
Mark Tucker	48	—	—	—	—	—	—	—	127
Mark Wood	52	4	8	2	2	96	65	31	182

Notes

1
Or date of leaving if earlier.

2
As required by Stock Exchange Listing rules.

3
As required by the Companies Act remuneration regulations.

4
The transfer value equivalent has been calculated in accordance with Actuarial Guidance Note GN11.

5
As described under Other Supplementary Arrangements.

        No enhancements to the retirement benefits paid to or receivable by directors or former directors other than the discretionary pension increases awarded to all pensioners have been made during the year.

        Total contributions to directors' pension arrangements were £1,111,602 (2004: £1,124,000) of which £361,145 (2004: £353,000) related to money purchase schemes.

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

        The interests of directors in ordinary shares of Prudential are shown below. These interests include shares acquired under the Share Incentive Plan, the deferred annual incentive awards detailed in the table on other share awards under "—Other share awards", and Mark Norbom's interests in the shares awarded on appointment that are detailed in the same table. See "Other Share Awards" above. Awards that remain conditional under the Restricted Share Plan are excluded. The interests of directors in office at April 30, 2006 in ordinary shares of the Company are shown below. All interests are beneficial.

Name(1)	Holding as of April 30, 2006	Approximate Percentage of Ordinary Shares
Philip Broadley	64,700	0.0027
Sir David Clementi	27,849	0.0011
Keki Dadiseth	4,464	0.0002
Michael Garrett	16,228	0.0007
Bridget Macaskill	13,135	0.0005
Clark Manning	24,953	0.0010
Michael McLintock	285,481	0.0118
Roberto Mendoza	208,181	0.0086
Mark Norbom(2)	635,878	0.0262
Kathleen O'Donovan	10,637	0.0004
Nick Prettejohn	74,070	0.0031
James Ross	8,665	0.0004
Rob Rowley	45,077	0.0019
Mark Tucker	170,635	0.0070

(1)
Information has not been provided on Jonathan Bloomer and Mark Wood because they were not directors of Prudential at April 30, 2006 and Prudential does not maintain any information on their shareholdings. No information has been provided on Lord Turnbull as he was not a director of Prudential at April 30, 2006.

(2)
Mark Norbom's interest in shares includes 1,306.263 ADRs (representing 2,612 ordinary shares).

        Prudential is not owned or controlled directly or indirectly by another corporation or by any government or by any other natural or legal person severally or jointly and Prudential does not know of any arrangements that might result in a change in Prudential's control.

        In addition, Prudential's directors and other executive officers held, as at April 30, 2006, options to purchase 11,827 shares, all of which were issued pursuant to Prudential's Savings-Related Share Option Scheme. These options and plans are described in more detail below under "—Options to Purchase Securities from Prudential" in this section. Neither Paul Gratton nor Michael Harris holds more than 1 per cent of Prudential shares.

Outstanding Options of Directors and Other Executive Officers

        The Restricted Share Plan replaced the Executive Share Option Scheme in 1995 as Prudential's primary long-term incentive plan. Outstanding options under the Savings-Related Share Option Scheme (referred to as SAYE) are set out below. The Savings-Related Share Option Scheme is open to all UK and certain overseas employees and options up to the Inland Revenue limits are granted at a 20 per cent discount and cannot normally be exercised until a minimum of three years has elapsed. No payment has been made for the grant of any such options. The price to be paid for exercise of these options is shown in the table below. No variations to any outstanding options have been made.

Name(1)	Options outstanding at April 30, 2006	Exercise price (pence)(2)	Earliest exercise date	Latest exercise date
Mark Tucker	2,297	407	December 1, 2008	May 31, 2009
Philip Broadley	2,716	346	June 1, 2007	November 30, 2007
Michael McLintock	6,153	266	June 1, 2008	November 30, 2008
Nick Prettejohn	661	565	June 1, 2009	November 30, 2009

TOTAL	11,827

(1)
None of Sir David Clementi, Keki Dadiseth, Michael Garrett, Bridget Macaskill, Clark Manning, Roberto Mendoza, Mark Norbom, Kathleen O'Donovan, James Ross or Rob Rowley holds options to purchase Prudential shares.

(2)
The market price of shares at April 28, 2006 was 643.5pence. The highest and lowest share prices during 2005 were 552 pence and 445 pence, respectively.

        Prudential's register of directors' interests, which is open to inspection, contains full details of the directors' shareholdings and options to subscribe for shares.

Options to Purchase Securities from Prudential

        As of April 30, 2006, 13,614,328 options were outstanding, which Prudential issued under the Savings-Related Share Option Schemes. As of April 30, 2006 directors and other executive officers held 11,827 of such outstanding options. Except as described above in "—Outstanding Options of Directors and Other Executive Officers," each option represents the right of the bearer to subscribe for one share at a particular pre-determined exercise price at a pre-set exercise date.

        As of April 30, 2006, 39,771 options were outstanding under the Restricted Share Plan. Such outstanding options held by directors or other executive officers are included in the shares set forth under "—Senior Executives' Long-term Incentive Plans" in this section above.

        As of April 30, 2006, 2,661,522 shares were outstanding under the Prudential Jackson National Life US Performance Share Plan, none of which was held by directors or other executive officers.

        As of April 30, 2006, 2,773,357 shares were outstanding under other awards.

        The aggregate proceeds that would arise if all outstanding options under the Savings-Related Share Option Schemes were exercised is £38 million. The latest expiration dates for exercise or release of the securities underlying the options or awards and the number of options or shares are set out in the table below.

Year of Expiration	Shares Outstanding under the Prudential Jackson National Life US Performance Share Plan	Options Outstanding Under Restricted Share Plan	Options Outstanding Under Executive Share Option Scheme and Savings-Related Share Option Scheme	Shares Outstanding Under Other Awards	Total
	(In Millions)
2005	0	—	0.132	0	0.132
2006	0.153	0.002	4.947	0.14	5.242
2007	0.828	0.009	1.376	0.176	2.389
2008	0.797	0.023	4.062	0.097	4.979
2009	0.884	0.006	1.695	0.015	2.600
2010	—	—	0.948	—	0.948
2011	—	—	0.314	—	.314
2012	—	—	0.077	0	0.077
2013	—	—	0.063	0.415	.478

Total	2.662	0.04	13.614	0.843	17.159

Board Practices

        Non-executive directors of Prudential are appointed initially for a three-year term. Upon appointment, all directors embark upon a wide-ranging induction programme covering, amongst other things, the principal bases of accounting for the Group's results, the role of the Audit Committee and the ambit of the internal audit function. In addition, they receive detailed briefings on the Group's principal businesses, its product range, the market in which it operates and the overall competitive environment. Other areas addressed include legal issues affecting directors of financial services companies, the Group's governance arrangements, its investor relations programme, as well as its remuneration policies. The appointment is then reviewed towards the end of this period against performance and the requirements of the Company's businesses. All directors are required to submit themselves for re-election at regular intervals and at least every three years, and at each Annual General Meeting following their attaining the age of 70.

        The Board has established a number of standing committees of directors. The terms of reference for these committees are reviewed regularly.

Audit Committee

        Kathleen O'Donovan is Chairman of, and James Ross and Keki Dadiseth are members of, the Audit Committee. Kathleen O'Donovan has been a member of the Audit Committee since May 8, 2003 and was appointed as Chairman of the Audit Committee with effect from May 18, 2006 following Rob Rowley's resignation as Chairman of the Audit Committee on May 18, 2006. Keki Dadiseth was appointed to the Audit Committee on May 5, 2005. All members of the Audit Committee are independent non-executive directors.

        For the purposes of compliance with the Sarbanes-Oxley Act, the Board has determined that Kathleen O'Donovan qualifies as an "Audit Committee Financial Expert" within the meaning of Item 16A of Form-20F. See Item 16A "—Audit Committee Financial Expert". Rob Rowley was the Company's designated "Audit Committee Financial Expert" prior to May 18, 2006.

        At Prudential, the Audit Committee is a key element of the governance framework.

Role of the Committee

        The Audit Committee's principal oversight responsibilities cover:

  •
  internal control and risk management;

  •
  internal audit;

  •
  external audit (including auditor independence); and

  •
  financial reporting.

        The Committee has formal terms of reference set by the Board, which are reviewed regularly.

        The Committee received detailed presentations from senior management throughout the year. These presentations were designed to keep members up to date and aware of the impact on the business of changes to accounting standards and practices, including International Financial Reporting Standards (IFRS) and European Embedded Value (EEV).

Meetings

        The Audit Committee met nine times during the year. Additionally, by invitation, the Chairman of the Board, Group Chief Executive, Group Finance Director, Group Chief Risk Officer, Group Company Secretary, Heads of Internal Audit, Group Risk and Group Compliance, as well as the external auditor attended some of the meetings.

        The Chairman held preparatory meetings with the Group Chief Internal Auditor, the Group Chief Risk Officer, the external auditor and the Group Finance Director before each Committee meeting. A detailed forward agenda has been developed which ensures all matters for which the Committee is responsible are addressed at the appropriate time of the year. The principal business of the Committee's meetings included:

  •
  half year and full year results, press releases and annual report and accounts;

  •
  accounting policies and key judgmental areas, Group policies for compliance with regulations worldwide, including Sarbanes-Oxley procedures;

  •
  US filings and related external audit opinion;

  •
  external auditor's interim management letter, external auditor's full year memorandum, external audit opinion and final management letter;

  •
  auditor independence, external auditor's plans and audit strategy, effectiveness of the external audit process, external auditor's qualifications, expertise and resources and economic service;

  •
  framework and effectiveness of the Group's systems of internal control and Turnbull compliance statement;

  •
  effectiveness of the Group Risk Framework and half-yearly key risk report;

  •
  internal audit plan and resources, reassurance on the audit framework and internal audit effectiveness;

  •
  effectiveness of compliance processes and controls and performance against the Group Compliance Plan;

  •
  Audit Committee effectiveness and Audit Committee terms of reference;

  •
  Group Security annual report, report on anti-money laundering and reporting of allegations of whistleblowers;

  •
  accounting standards and practices, including EEV and IFRS; and

  •
  changes in, and implementation of, Group Accounting Policies in compliance with accounting standards and practices, including the European CFO Forum Principles and Guidance on Embedded Values (EEV) and IFRS.

        During the year, the Committee's standing agenda items also included reports from Group Internal Audit, Group Risk, Group Compliance and Group Security, as well as reports on progress of the Sarbanes-Oxley Section 404 project from management and the external auditor. The Committee also received presentations from some of the business unit chief executives.

        The Audit Committee Chairman reported to the Board on matters of particular significance after each Committee meeting. The minutes of Committee meetings were circulated to all Board members.

        The Committee recognizes the need to meet without the presence of executive management. Such a session was held in July 2005, with the external and internal auditors.

Business unit audit committees

        Since 2005, each business unit has its own audit committee whose members and chairman are independent of the individual business unit. The chairman of these committees is approved by the Chairman of the Group Audit Committee. The committees are attended by business unit senior management including the Chief Executive and heads of finance, risk, compliance and internal audit. Business unit committees have similar terms of reference to the Group Audit Committee, and report significant issues to the Group Audit Committee when they arise. They approve the business unit internal audit plans and oversee the adequacy of internal audit resources, receive presentations from external audit; and meet privately with local external audit and the business unit heads of internal audit.

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

        Beginning the year ended December 31, 2006, the Group will need to assess the effectiveness of its internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act. In common with other companies which have to comply with this legislation, this has required the Group to undertake a significant project to document and test its internal controls over financial reporting. The Committee has overseen the progress of this project through regular status reports submitted by management throughout 2005.

Internal Audit

        The Audit Committee regards its relationship with internal audit as a particularly important one. Group Internal Audit plays an important role in supporting the Committee to fulfil its responsibilities under the Combined Code and the Sarbanes-Oxley Act. Each of the Group's business units has an internal audit function, the heads of which, beginning January 1, 2006 will report to the Group-wide Internal Audit Director. Internal audit resources, plans and work are overseen by the Group Audit Committee and by business unit audit committees.

        Across the Group, 113 people work for Internal Audit. The Group-wide Internal Audit Director reports functionally to the Audit Committee and for management purposes to the Group Chief Risk

Officer. During the year, the Audit Committee reviewed and approved internal audit's plans, resources and the results of its work. Reporting to the Audit Committee by Group Internal Audit is through formal reports, which are submitted four times during the year, as well as regular private meetings between the Chairman of the Committee and the Group-wide Internal Audit Director. Additionally, the Chairman of the Audit Committee attended the Group's internal audit conference in September 2005.

        The Audit Committee assesses the effectiveness of internal audit through a review, carried out by external advisors, and through ongoing dialogue with the Group-wide Internal Audit Director. An internal review of internal audit arrangements and standards was also conducted in 2005, to ensure that the activities and resources of internal audit are most effectively organized to support the oversight responsibilities of the Audit Committee.

External Audit

        The Audit Committee has a key oversight role in relation to the external auditor, KPMG Audit Plc, whose primary relationship is with the Committee. The Group's Auditor Independence Policy ensures that the independence and objectivity of the external auditor is not impaired, and that the Group maintains a sufficient choice of appropriately qualified audit firms. The policy sets out four key principles which underpin the provision of non-audit services by the external auditor, namely that the auditor should not:

  •
  audit its own firm's work;

  •
  make management decisions for the Group;

  •
  have a mutuality of financial interest with the Group; or

  •
  be put in the role of advocate for the Group.

        The Committee reviewed and updated the policy in December 2005.

        The Group has a policy that at least once every five years, the Audit Committee undertakes a formal review to assess whether the external audit should be re-tendered. The external audit was last put out to competitive tender in 1999 when the present auditor was appointed. In February 2004 and July 2005, the Committee formally considered the need to re-tender the audit and concluded that given the significant changes in audit and regulatory requirements, the interests of the Company were better served by retaining the existing auditor. In addition, the Audit Committee concluded that there was nothing in the performance of the auditor requiring a change.

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

        For the year ended December 2005, fees for audit services of £6.8 million were approved by the Committee. All fees for non-audit services were approved by the Committee in accordance with the Group's Auditor Independence Policy prior to work commencing. The Audit Committee reviewed the non-audit services being provided to the Group by its external auditor at regular intervals in 2005. During the year, fees for non-audit services of £5.6 million were approved by the Audit Committee. Fees for non-audit services amounted to 45 per cent of total fees paid to KPMG Audit Plc. These fees primarily related to assurance services associated with the implementation of International Financial Reporting Standards and European Embedded Value accounting requirements, compliance with Sarbanes-Oxley requirements, compliance with other regulatory changes and due diligence work related to the acquisition of the Egg minority.

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

        The Committee is regularly briefed by senior management on developments in international accounting standards, and during the year it continued to review the progress of the Group project to implement International Financial Reporting Standards and European Embedded Value reporting.

Confidential Reporting

        At each meeting, the Committee received and reviewed a report on calls to the confidential reporting lines, which are made available to employees to enable them to communicate confidentially on matters of concern. The Committee also considered whether any internal control implications arose from communications received. No internal control implications were raised from calls to the confidential reporting lines.

Audit Committee Effectiveness

        During the year, the Audit Committee undertook a formal review of its own effectiveness. The Committee is satisfied, based on the findings of this review that it had been operating as an effective Audit Committee, meeting all applicable legal and regulatory requirements. Further reviews of the effectiveness of the Audit Committee will be undertaken annually.

Remuneration Committee

        Bridget Macaskill is Chairman of, and Keki Dadiseth, Michael Garrett, and Roberto Mendoza are members of, the Remuneration Committee.

        The Remuneration Committee is comprised exclusively of independent non-executive directors of the Company. While the Chairman and Group Chief Executive are not members, they attend meetings unless they have a conflict of interest.

        The Remuneration Committee normally has scheduled meetings at least three times a year and a number of additional meetings, as required, to review remuneration policy and to determine the remuneration packages of the Chairman and the Executive Directors. During 2005 a total of eleven meetings were held. Except in relation to the remuneration of the Group Chief Executive, when only the Chairman is consulted, the Remuneration Committee consults the Chairman and the Group Chief Executive about its proposals relating to the remuneration of all Executive Directors. The Committee has access to professional advice inside and outside Prudential.

Nomination Committee

        Sir David Clementi is Chairman of, and Bridget Macaskill and James Ross are members of, the Nomination Committee. James Ross joined the Nomination Committee on September 22, 2005, and Kathleen O'Donovan resigned from the Committee on September 22, 2005. Jonathan Bloomer and Rob Rowley resigned from Prudential and as members of the Nomination Committee with effect from May 5, 2005 and May 18, 2006 (at the conclusion of the AGM), respectively.

        The Nomination Committee is comprised exclusively of independent non-executive directors and the Chairman and until May 5, 2005 included the former Group Chief Executive. The current Group Chief Executive is also closely involved in the work of the Committee and is invited to attend and contribute to meetings of the Committee. The Committee meets as required to consider candidates for appointment to the Board and to make recommendations to the Board in respect of those candidates. The Committee, in consultation with the Board, evaluates the balance of skills, knowledge and experience on the Board and makes recommendations regarding appointments based on merit and against objective criteria and the requirements of the Group's business. In appropriate cases, search consultants are used to identify suitable candidates.

        During the year the Committee held four meetings resulting in the appointment by the Board of Mark Tucker as Group Chief Executive on May 6, 2005, and Nick Prettejohn as executive director on January 1, 2006.

        During the year, the Nomination Committee continued the search for additional non-executive directors and employed professional search consultants who oversaw the initial process. The search resulted in the appointment by the Board of Lord Turnbull as an additional non-executive director on May 18, 2006.

NYSE Corporate Governance Rules compared to Prudential plc's Corporate Governance Practice

        Pursuant to NYSE rule 303A Prudential has disclosed the differences between the NYSE Corporate Governance Rules and its Corporate Governance Practice on its web site at http://www.prudential.co.uk.

Employees

        The average numbers of staff employed by the Prudential group, excluding employees of the Venture investment subsidiaries of the PAC with-profits fund, for the following periods were:

	2005	2004
UK operations and Europe	10,708	10,849
US operations	2,588	2,589
Prudential Corporation Asia	9,652	8,277

Total	22,948	21,715

        As at December 31, 2005, Prudential employed 23,248 persons. Of the 23,248 employees, approximately 45 per cent were located in the United Kingdom and Europe, 43 per cent in Asia, 12 per cent in the United States. In the United Kingdom as at December 31, 2005, Prudential had 1,119 employees paying union subscriptions through the payroll. As at December 31, 2005, Prudential had 734 temporary employees in the United Kingdom and 326 in Asia. Prudential did not have a significant number of temporary employees in the United States. As at December 31, 2005, Prudential had 460 fixed term contractors in the UK, 46 in the United States and 488 in Asia.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

        The Companies Act 1985 provides that a person or corporate entity that acquires an interest of 3 per cent or more in Prudential ordinary shares is required to notify Prudential of that interest. Any subsequent increase or decrease of 1 per cent or more must also be notified. Similarly, a notification is required once the interest falls below 3 per cent. As at April 30, 2006 Prudential had received the following notifications:

Significant Changes in Ownership

        In March 2003, Fidelity International Limited and FMR Corp informed Prudential that they together were interested in 79,303,947 of its ordinary shares, or 3.96 per cent of its ordinary share capital and, also in March 2003, a further notification was received that they together were interested in 81,877,937 of its ordinary shares or 4.09 per cent of its ordinary share capital. In March 2003, BNP Paribas informed Prudential that it was interested in 61,494,082 of its ordinary shares, or 3.07 per cent of its ordinary share capital and subsequently also in March 2003, that it had ceased having a notifiable interest. In March 2003, Barclays PLC informed Prudential that it was interested in 60,147,768 of its ordinary shares, or 3 per cent of its ordinary share capital.

        In January 2004, Fidelity International Limited and FMR Corp informed Prudential that they together were interested in 80,630,788 of its ordinary shares, or 4.01 per cent of its ordinary share capital. In March 2004, Cater Allen International Limited informed Prudential it was interested in 68,165,921 of its ordinary shares, or 3.39 per cent of its ordinary share capital. Further notifications were received from Cater Allen International Limited in March 2004 informing Prudential that it was interested in 90,343,121 of its ordinary shares, or 4.50 per cent of its ordinary share capital, and subsequently that its holding had increased to 92,263,121 ordinary shares, or 4.59 per cent of Prudential's ordinary share capital, and later in March 2004 that it had ceased to have a notifiable interest. In March 2004 Lehman Brothers International (Europe) informed Prudential that it was interested in 102,420,602 of its ordinary shares, or 5.10 per cent of its ordinary share capital. Further notifications were received from Lehman Brothers International (Europe) in March 2004 informing the Company that it was interested in 83,760,737 of Prudential's ordinary shares, or 4.17 per cent of its ordinary share capital and subsequently that its interest had decreased to 66,066,824 of Prudential's ordinary shares, or 3.29 per cent of its ordinary share capital. Subsequently in March 2004 Lehman Brothers International (Europe) informed Prudential that it had ceased to have a notifiable interest in Prudential's ordinary share capital. In April 2004, Aviva plc informed Prudential that it was interested in 60,323,328 of its ordinary shares, or 3.0023 per cent of Prudential's ordinary share capital. Also in April 2004, Morley Fund Management Limited informed Prudential that it was interested in 60,506,819 of its ordinary shares, or 3.01 per cent of Prudential's ordinary share capital. Subsequently in June 2004, both Aviva plc and Morley Fund Management Limited informed Prudential that they had ceased to have a notifiable interest in Prudential's share capital. In July 2004, Prudential received notifications from Legal and General Investment Management Limited that it was interested in 81,326,380 ordinary shares of Prudential, and from Fidelity International Limited and FMR Corp that they together were interested in 77,255,787 ordinary shares of Prudential, or 4.02 per cent and 3.82 per cent respectively of Prudential's ordinary share capital. In August 2004 Prudential received two notifications from Barclays PLC, the first informing it of an interest in 61,406,677 ordinary shares, or 3.035 per cent of Prudential's ordinary share capital, the second informing Prudential that it had ceased to have a notifiable interest in Prudential's ordinary share capital. Also in August 2004, Lehman Brothers International (Europe) informed Prudential that it had a notifiable interest in 108,413,123 ordinary shares, or 5.36 per cent of Prudential's ordinary share capital, and subsequently in September 2004, notifications were received that that interest had decreased to 74,042,089 ordinary shares or 3.66 per cent, and eventually ceased to be a notifiable interest. In October 2004, Prudential received two notifications from Fidelity International Limited and FMR Corp, initially of a combined notfiable interest in 82,567,578 ordinary shares, or 4.08 per cent of Prudential's ordinary share capital, and later of a decrease of that interest to 78,275,627 ordinary shares, or 3.87 per cent. Subsequently in November 2004, Fidelity International Limited and FMR Corp informed Prudential that they together had ceased to have a notifiable interest in the ordinary share capital of Prudential plc.

        In February 2005, Barclays PLC notified Prudential that it had a notifiable interest in 79,033,599 ordinary shares, or 3.33 per cent of Prudential's ordinary share capital, and subsequently, also in February 2005, that its interest had ceased to be notifiable. In March 2005, Prudential received a notification from Cater Allen International Limited that it had a notifiable interest in 88,640,496 ordinary shares, or 3.73 per cent of Prudential's ordinary share capital, and subsequently, also in March 2005, it notified Prudential that its interest had ceased to be notifiable. Also in March 2005, Prudential received notifications from Lehman Brothers International (Europe) that it had a notifiable interest in 99,067,148 ordinary shares, or 4.17 per cent, and subsequently that that interest had decreased to 75,591,074 ordinary shares, or 3.18 per cent of the ordinary share capital, and finally, also in March 2005, that its interest had ceased to be notifiable. In April 2005, Barclays PLC notified Prudential that it had an interest in 94,041,936 ordinary shares, or 3.96 per cent of the ordinary share capital, and later in April 2005 that its interest had ceased to be notifiable.In July 2005, Fidelity Investments notified Prudential that it had an interest in 72,441,901 ordinary shares, or 3.04 per cent of the ordinary share capital. In August 2005, Barclays PLC notified Prudential that it had an interest in 73,951,823 ordinary shares, or 3.10 per cent of the ordinary share capital. Also in August 2005, Deutsche Bank AG notified Prudential that it had an interest in 77,713,900 ordinary shares, or 3.26 per cent of the ordinary share capital, and later in August 2005 that its interest had ceased to be notifiable. In November 2005, UBS AG notified Prudential that it had an interest in 241,298,813 ordinary shares, or 10.11 per cent of the ordinary share capital, and in December 2005 that its interest had ceased to be notifiable. Also in December 2005, Prudential received notification from Fidelity Investments that its interest had ceased to be notifiable.

        In February 2006, Fidelity Investments notified Prudential that it had an interest in 75,706,390 ordinary shares, or 3.13 per cent of the ordinary share capital. In March 2006, UBS AG notified Prudential that it had an interest in 75,530,091 ordinary shares, or 3.04 per cent of the ordinary share capital, and later in March 2006 that it had an interest in 250,259,483 ordinary shares, or 10.33 per cent of the ordinary share capital. Also in March 2006, Prudential received notification from Lehman Brothers International (Europe) of an interest in 131,384,250 ordinary shares, or 5.42 per cent of the ordinary share capital. In April 2006. Prudential received notifications from UBS AG and Lehman Brothers International (Europe) that their interests had ceased to be notifiable.

        Major shareholders of Prudential have the same voting rights per share as other shareholders. See Item 10, "Additional Information—Memorandum and Articles of Association—Voting Rights".

        As of April 30, 2006, there were 128 shareholders holding Prudential ordinary shares in the United States. These shares represented approximately 0.01 per cent of Prudential's issued ordinary share capital. As of April 30, 2006 there were 28 registered Prudential ADR holders. These shares represented by the ADRs held amounted to approximately 0.00026 per cent of Prudential's issued ordinary share capital.

        Prudential does not know of any arrangements which may at a subsequent date result in a change of control of Prudential.

Related Party Transactions

        Transactions between the Company and its subsidiaries are eliminated on consolidation.

        In addition, the Company has transactions and outstanding balances with certain unit trusts, Open Ended Investment Companies ('OEICs'), collateralized debt obligations and similar entities, which are not consolidated and where a Group company acts as manager. These entities are regarded as related parties for the purpose of IFRS. The balances are included in the Group's balance sheet at fair value or amortized cost in accordance with their IFRS classifications. The transactions are included in the income statement and include: amounts paid on the issue of shares or units, amounts received on cancellation of shares or units and amounts paid in respect of the periodic charge and administration fee.

        Various executive officers and directors of Prudential may from time to time purchase insurance, investment management or annuity products, or be granted mortgages or credit card facilities marketed by Prudential Group companies in the ordinary course of business on substantially the same terms, including interest rates and security requirements, as those prevailing at the time for comparable transactions with other persons.

        In 2005, three directors held mortgages and other borrowings from Egg plc valued at approximately £125,000. One director had a life policy with a sum assured of £4.0 million. In 2005, other transactions with directors were de-minimis both by virtue of their size and in the context of the directors' financial positions. All of the above noted transactions are on terms equivalent to those that prevail in arm's length transactions.

        Apart from the transactions with directors discussed above and in Item 6 "Directors, Senior Management and Employees", no director had an interest in shares, transactions or arrangements that requires disclosure.

Item 8.    Financial Information

        See Item 18, "Financial Statements".

Item 9.    The Offer and Listing

Comparative Market Price Data

        The tables below set forth for the periods indicated the highest and lowest closing middle-market quotations for Prudential ordinary shares, as derived from the Daily Official List of the London Stock

Exchange, and the actual ADS high and low closing sale prices on the New York Stock Exchange after that date.

	Prudential Ordinary Shares		Prudential ADS Actual
Year
	High	Low	High	Low
	(pence)		(US Dollars)
2001	1,095	568	32.69	17.05
2002	824	333	24.11	10.38
2003	487	281	17.05	9.46
2004	533	386	20.29	14.65
2005	552	445	19.75	16.52
	Prudential Ordinary Shares		Prudential ADS Actual
Quarter
	High	Low	High	Low
	(pence)		(US Dollars)
2004
First quarter	533	437	20.29	16.12
Second quarter	459	406	17.43	15.03
Third quarter	453	399	17.23	15.34
Fourth quarter	467	386	17.60	14.65
2005
First quarter	507	445	19.60	16.52
Second quarter	519	470	19.75	17.58
Third quarter	543	498	19.54	17.81
Fourth quarter	552	463	19.17	16.68
2006
First quarter	744	550	26.32	19.10
	Prudential Ordinary Shares		Prudential ADS Actual
Month
	High	Low	High	Low
	(pence)		(US Dollars)
December 2005	552	510	19.17	18.21
January 2006	578	550	20.68	19.10
February 2006	623	565	21.83	19.77
March 2006	744	576	26.32	20.32
April 2006	678	638	24.57	22.95
May 2006	660	575	24.84	21.99

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

        The following is a summary of both the rights of Prudential shareholders and certain provisions of Prudential's memorandum and articles of association. Rights of Prudential shareholders are set out in Prudential's memorandum and articles of association or are provided for by applicable English law. Because it is a summary, it does not contain all the information that is included in Prudential's memorandum and articles of association. A complete copy of Prudential's memorandum and articles of association are filed as an exhibit to this Form 20-F. In addition, these documents may be viewed on Prudential's website at:
"www.prudential.co.uk/prudential-plc/aboutpru/corporategovernance/articlesofassociation/"

Share capital

        The issued share capital of Prudential is not currently divided into different classes of shares, however, a resolution was passed at the Annual General Meeting on May 6, 2004 to increase the authorized share capital by the creation of a new class of 2,000,000,000 Sterling Preference Shares of £0.01 each, a new class of 2,000,000,000 Dollar Preference Shares of $0.01 each, and a new class of 2,000,000,000 Euro Preference Shares of €0.01 each in addition to the 3,000,000,000 ordinary shares of £0.05 each. To date, no preference shares have been issued. The authorized ordinary share capital was increased to 4,000,000,000 shares of £0.05 each at the Annual General Meeting on May 18, 2006.

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

Dividends and other distributions

        Under English law, Prudential may pay dividends only if distributable profits are available for that purpose. Distributable profits are accumulated, realized profits not previously distributed or capitalized, less accumulated, realized losses not previously written off. Even if distributable profits are available, Prudential may only pay dividends if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves, including, for example, the share premium account and the payment of the dividend does not reduce the amount of the net assets to less than that aggregate. Subject to these restrictions, Prudential's directors may recommend to ordinary shareholders that a final dividend be declared and recommend the amount of any such dividend and determine whether to pay a distribution by way of an interim dividend and the amount of any such interim dividend out of the profits of the Company, but must take into account Prudential's financial position. Following a change in accounting rules, any dividends which are proposed after an accounting period but are still subject to shareholder approval, will no longer be treated as a liability at the balance sheet date; a liability will only arise after such approval has been obtained. Prudential also has authorized preference shares, the terms of which as to redemption and rights to the profits of the Company available for dividend and rights to a return of capital or to share in the surplus assets of the Company on a winding up or liquidation will be determined by the directors prior to each tranche of preference shares being issued. Subject to any such special rights attaching to preference shares in issue, the profits available for distribution and resolved to be distributed are distributed to the ordinary shareholders. Currently, there are no preference shares in issue.

        Prudential's directors or the Company also determine the date on which Prudential pays dividends. Prudential pays dividends to the shareholders on the register on the record date that the directors or the Company determine, in proportion to the number of shares that those shareholders hold. There are no fixed dates on which entitlements to dividends arise. Interest is not payable on dividends or other amounts payable in respect of shares.

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

Shareholder Meetings

        English company law provides for shareholders to exercise their power to decide on corporate matters at general meetings. Prudential's articles of association, in accordance with English company law, require the Company to call annual general meetings, at intervals of not longer than 15 months. At the annual general meetings, shareholders receive and consider the statutory accounts and the reports by the auditor and the directors, approve the directors' remuneration report, elect and re-elect directors, approve payment of final dividends, approve the appointment, and fix, or determine the manner of fixing, the remuneration of Prudential's auditor and transact any other business which ought to be transacted at a general meeting, either under the articles of association or English company law generally. Extraordinary general meetings to consider specific matters may be held at the discretion of Prudential's directors and must be convened, in accordance with English company law, following the written request of shareholders representing at least one-tenth of all the issued shares. The quorum required under Prudential's articles of association for a general meeting is two shareholders present in person or by proxy.

Voting Rights

        Voting at any meeting of shareholders is by show of hands unless a poll (meaning a vote by the number of shares held rather than by a show of hands) is demanded as described below. On a show of hands every shareholder holding ordinary shares who is present in person or in the case of a corporation, its duly authorized corporate representative has one vote. Proxies are not allowed to vote on a show of hands. On a poll every shareholder who is present in person or by proxy and every duly authorized corporate representative have one vote for every share held. Only the holders of fully paid shares are allowed to attend and be counted in the quorum at meetings or to vote. If more than one joint shareholder votes, only the vote of the shareholder whose name appears first in the register is counted. A shareholder whose shareholding is registered in the name of a nominee may not attend and vote at a general meeting and may only vote through his or her nominee.

        Resolutions of Prudential's shareholders generally require the approval of a majority of the shareholders to be passed. Such resolutions, referred to as ordinary resolutions, require:

  •
  on a show of hands, a majority in number of the shareholders present and voting in person or (in the case of a corporate shareholder) by an authorized corporate representative to vote in favor, or

  •
  on a poll, more than 50 per cent of the votes to be in favor.

        Some resolutions, referred to as special resolutions, however, such as a resolution to amend the memorandum and articles of association, require a 75 per cent majority. Such special resolutions require:

  •
  on a show of hands, at least 75 per cent of the shareholders present and voting in person or (in the case of a corporate shareholder) by an authorized corporate representative to vote in favor, or

  •
  on a poll, at least 75 per cent of the votes to be in favor.

        In the case of an equality of votes, the chairman of the general meeting has a tie-breaking vote both on a show of hands and on a poll. Any shareholder who is entitled to attend and vote at a general meeting may appoint one or more proxies to attend and vote at the meeting on his or her behalf.

        The following persons may demand a poll:

  •
  the chairman of the meeting,

  •
  at least five shareholders present in person or by proxy having the right to vote at the meeting,

  •
  any shareholder or shareholders present in person or by proxy and representing at least 10 per cent of the total voting rights of all the shareholders having the right to vote at the meeting, or

  •
  any shareholder or shareholders present in person or by proxy and holding shares conferring a right to vote at the meeting on which an aggregate sum has been paid up equal to at least 10 per cent of the total sum paid up on all the shares conferring that right.

        Voting rights of Prudential's preference shares will be determined by the directors prior to each tranche of preference shares being issued. Currently, there are no preference shares in issue.

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

Variation of Rights

        If the share capital is divided into different classes of shares, the rights of any class of shares may be changed or taken away only if such measure is approved by an extraordinary resolution passed at a separate meeting of the holders of that class, or with the written consent of at least three quarters of the shares of that class. Two persons holding or representing by proxy at least one-third in nominal amount of the issued shares of the class must be present at such a meeting in person or by proxy to constitute a quorum.

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

Board of Directors

        Prudential's board of directors manages Prudential's business. However, Prudential's shareholders must approve certain matters, such as changes to the share capital and the election and re-election of directors. Directors are appointed subject to Prudential's articles of association. Prudential's board of directors may fill vacancies and appoint additional directors who hold office until the next annual general meeting. The articles of association require that each director must have beneficial ownership of a given number of ordinary shares. The number of shares is determined by ordinary resolution at a general meeting and is currently 2,500. The minimum number of directors is eight and the maximum number is twenty. Prudential may vary the limits on directors by special resolution. There are currently fourteen members on Prudential's board of directors.

        At every annual general meeting, directors who have been in office for three years and have not sought re-election during that time are required to retire by rotation and are eligible for re-election. Shareholders may remove any director before the end of his or her term of office by ordinary resolution and may appoint another person in his or her place by ordinary resolution.

        In addition, the executive directors enter into service agreements with Prudential governing their employment relationship. The normal termination notice period under such service agreements for executive directors is twelve months. For newly appointed executive directors, there may be an initial contractual period of up to two years before the twelve-month notice period applies. Non-executive directors do not have service agreements and are not eligible for the annual bonus, nor for membership in Prudential's share incentive plans or pensions.

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

Disclosure of Interests

        Section 198 of the Companies Act 1985 provides that a person (including a company and other legal entities) that acquires an interest of 3 per cent or more in any class of shares constituting an English public company's relevant share capital (e.g., Prudential-issued share capital carrying the right to vote in all circumstances at a general meeting of Prudential) is required to notify Prudential of its interest within two business days following the day on which it acquires that interest. After the 3 per cent level is exceeded, similar notifications must be made in respect of increases or decreases of 1 per cent or more. In addition a notification is required once the interest falls below 3 per cent.

        For the purposes of the notification obligation, the interest of a person in shares means any kind of interest in shares including interests in any shares:

  •
  in which a spouse, civil partner, or child or stepchild under the age of 18, is interested,

  •
  in which a corporate body is interested and either (1) that corporate body or its directors are accustomed to act in accordance with that person's directions or instructions or (2) that person is entitled to exercise or control the exercise of one-third or more of the voting power at general meetings of that corporate body, or

  •
  in which another party is interested and the person and that other party are parties to an agreement within the meaning of Section 204 of the Companies Act 1985 (a "concert party agreement"). A concert party agreement is one that provides for one or more persons to acquire interests in shares of a particular public company. The interests of one party in shares are attributed to the other(s) if the agreement imposes obligations or restrictions on any one of the parties as to the use, retention or disposal of such interests acquired under such agreement, and any interest in the company's shares is in fact acquired by any of the parties under the agreement.

        Some interests (e.g., those held by certain investment fund managers) may be disregarded for the purposes of calculating the 3 per cent threshold, but the obligations of disclosure will still apply where those interests exceed 10 per cent of any class of the company's relevant share capital and to increases or decreases of 1 per cent or more thereafter.

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

        In addition, under Prudential's articles of association, a shareholder may lose the right to vote his shares if he or any other person appearing to be interested in those shares fails to comply within a prescribed period of time with such a request to give the required information with respect to past or present ownership or interests in those shares, or makes a statement in response to such a request which is in the opinion of the directors false or misleading in any material manner. In the case of holders of 0.25 per cent or more of the issued share capital of Prudential (or any class of the share capital), in addition to disenfranchisement, the sanctions that may be applied by Prudential under its articles of association include withholding the right to receive payment of dividends on the relevant shares, and restrictions on transfers of these relevant shares. In the case of holders of less than 0.25 per cent of the issued share capital of Prudential, the sanction is disenfranchisement alone.

        A person who fails to fulfill the obligations imposed by Sections 198 and 212 of the Companies Act 1985 described above is subject to criminal penalties.

Permitted Operations

        Under clause 4 of Prudential's Memorandum of Association, Prudential's principal object is to carry on the business of an investment holding company and, for that purpose to acquire and hold (for itself or as trustee or nominee) securities in any part of the world. Further objects include providing financial, administrative and investment services in its own right and for the companies in which Prudential is interested. In addition, the Memorandum of Association provides that each of the paragraphs setting out its objects is not limited by reference to or inference from the terms of any other paragraph but may be construed in its widest sense.

Directors' Interests

        A director may not vote, and is not to be counted in the quorum present at a meeting of the board of directors, in respect of any contract or arrangement in which he has an interest that is (together with any interest of any person connected with him), to his knowledge, a material interest, other than an interest in shares or debentures of Prudential. This prohibition does not apply to resolutions concerning the following matters:

  •
  a guarantee, security or indemnity in respect of money lent or obligations incurred by that director at the request of or for the benefit of Prudential or one of its subsidiaries,

  •
  giving a guarantee, security or indemnity in respect of a debt or obligation of Prudential or one of its subsidiaries for which the director has assumed responsibility under a guarantee or indemnity,

  •
  any contract by a director to underwrite shares or debentures of Prudential,

  •
  any proposal concerning any other company in which a director is interested directly or indirectly, provided that neither he nor anyone connected with him is beneficially interested in 1 per cent or more of any class of the equity share capital of such company (or of any third company through which his interest is derived) or of the voting rights available to shareholders in the relevant company,

  •
  any arrangement for the benefit of the employees of Prudential or any of its subsidiaries that only gives the director benefits also given to employees to which the arrangements relate, or

  •
  any insurance contract that Prudential proposes to maintain or purchase for the benefit of the directors or for the benefit of persons including any of the directors.

        These prohibitions may at any time be suspended or relaxed (generally or in respect of any particular contract, arrangement or transaction) by shareholders in a general meeting.

Directors' remuneration

        The remuneration of the executive directors and the Chairman is determined by the Remuneration Committee, which consists of independent, non-executive directors. The remuneration of the non-executive directors is determined by the Board. For further details see Item 6—" Directors, Senior Management and Employees—Compensation".

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

  •
  you hold Prudential ordinary shares or ADSs as a capital asset for tax purposes; and

  •
  if you are an individual, you are neither resident nor ordinarily resident in the UK for UK tax purposes, and do not hold Prudential ordinary shares or ADSs for the purposes of a trade, profession, or vocation that you carry on in the UK through a branch or agency or if you are a corporation, you are not resident in the UK for UK tax purposes and do not hold the securities for the purpose of a trade carried on in the UK through a permanent establishment in the UK.

        This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, and does not address the tax treatment of investors that are subject to special rules. Prudential has assumed that you are familiar with the tax rules applicable to investments in securities generally and with any special rules to which you may be subject. You should consult your own tax advisors regarding the tax consequences of the ownership of Prudential ordinary shares or ADSs in the context of your own particular circumstances.

        The discussion is based on laws, treaties, judicial decisions, and regulatory interpretations in effect on the date hereof, all of which are subject to change.

        Beneficial owners of ADSs will be treated as owners of the underlying Prudential ordinary shares for US federal income tax purposes and for purposes of the December 31, 1975 Treaty between the US and the UK. Deposits and withdrawals of Prudential ordinary shares in exchange for ADSs will not result in the realization of gain or loss for US federal income tax purposes.

UK Taxation of Dividends

        Under current UK tax law, no tax is required to be withheld in the UK at source from cash dividends paid to US resident holders.

UK Taxation of Capital Gains

        A holder of Prudential ordinary shares or ADSs who for UK tax purposes is a US corporation that is not resident in the UK will not be liable for UK taxation on capital gains realized on the disposal of Prudential ordinary shares or ADSs unless at the time of disposal:

  •
  the holder carries on a trade in the UK through a permanent establishment in the UK, and

  •
  the Prudential ordinary shares or ADSs are or have been used, held or acquired for use by or for the purposes of such trade or permanent establishment.

        Subject to the comments in the following paragraph, a holder of Prudential ordinary shares or ADSs who, for UK tax purposes, is an individual who is neither resident nor not ordinarily resident in the UK will not be liable for UK taxation on capital gains realized on the disposal of Prudential ordinary shares or ADSs unless at the time of the disposal:

  •
  the holder carries on a trade, profession or vocation in the UK through a branch or agency, and

  •
  the Prudential ordinary shares or ADSs are or have been used, held, or acquired for use by or for the purposes of such trade, profession, or vocation, or for the purposes of such branch or agency.

        A holder of Prudential ordinary shares or ADSs who (1) is an individual who has ceased to be both resident and ordinarily resident for UK tax purposes in the UK, (2) was both resident and ordinarily resident for UK tax purposes in the UK for at least four out of the seven UK tax years immediately preceding the year in which he or she ceased to be both resident and ordinarily resident in the UK, (3) continues to be neither resident nor ordinarily resident in the UK for a period of less than five tax years and (4) disposes of their Prudential ordinary shares or ADSs during that period of non-residence may also be liable, upon becoming both resident and ordinarily resident in the UK again for UK tax on capital gains, subject to any available exemption or relief, even though he or she was not resident or ordinarily resident in the UK at the time of the disposal.

UK Inheritance Tax

        Prudential ordinary shares are assets situated in the UK for the purposes of UK inheritance tax (the equivalent of US estate and gift tax). Prudential ADSs are likely to be treated in the same manner as the underlying Prudential ordinary shares are situated in the UK. Subject to the discussion of the UK-US estate tax treaty in the next paragraph, UK inheritance tax may apply if an individual who holds Prudential ordinary shares or ADSs gifts them or dies even if he or she is neither domiciled in the UK nor deemed to be domiciled there under UK law. For inheritance tax purposes, a transfer of Prudential ordinary shares or ADSs at less than full market value may be treated as a gift for these purposes. Special inheritance tax rules apply (1) to gifts if the donor retains some benefit, (2) to close companies and (3) to trustees of settlements.

        However, as a result of the UK-US estate tax treaty, Prudential ordinary shares or ADSs held by an individual who is domiciled in the United States for the purposes of the UK-US estate tax treaty and who is not a UK national will not be subject to UK inheritance tax on that individual's death or on a gift of the Prudential ordinary shares or ADSs unless the Prudential ordinary shares or ADSs:

  •
  are part of the business property of a permanent establishment of an enterprise in the United Kingdom, or

  •
  pertain to a fixed base in the UK used for the performance of independent personal services.

        The UK-US estate tax treaty provides a credit mechanism if the Prudential ordinary shares or ADSs are subject to both UK inheritance tax and to US estate and gift tax.

UK Stamp Duty and Stamp Duty Reserve Tax

        UK stamp duty is payable on a transfer of, and UK stamp duty reserve tax is payable upon a transfer or issue of, Prudential ordinary shares to the depositary of Prudential ordinary shares that is responsible for issuing ADSs (the "ADS Depository"), or a nominee or agent of the ADS depositary, in exchange for American Depository Receipts ("ADRs") representing ADSs. For this purpose, the current rate of stamp duty and stamp duty reserve tax is 1.5 per cent (rounded up, in the case of stamp duty, to the nearest £5). Where Prudential ordinary shares are transferred to the ADS depository, the rate is applied, in each case, to the amount or value of the consideration given for the Prudential ordinary shares or, in some circumstances where consideration is not in money, to the value of the Prudential ordinary shares at the time of transfer. To the extent that such stamp duty is paid on any such transfer of Prudential ordinary shares, no stamp duty reserve tax should be payable on that transfer. Where

Prudential ordinary shares are issued to the ADS depository the rate is applied, in such case, to the issue price.

        Provided that the instrument of transfer is not executed in the United Kingdom and remains at all subsequent times outside the UK, no UK stamp duty will be required to be paid on any transfer of Prudential ADRs representing ADSs. A transfer of Prudential ADRs representing ADSs will not give rise to a liability to stamp duty reserve tax.

        A transfer for value of Prudential ordinary shares, as opposed to ADSs, will generally give rise to a charge to UK stamp duty or stamp duty reserve tax at the rate of 0.5 per cent (rounded up, in the case of stamp duty, to the nearest £5). The rate is applied to the price payable for the relevant Prudential ordinary shares. To the extent that stamp duty is paid on a transfer of Prudential ordinary shares, no stamp duty reserve tax should be payable on that transfer. A transfer of ordinary shares from a nominee to its beneficial owner, including a transfer of underlying Prudential ordinary shares from the ADS depositary or its nominee to an ADS holder, is subject to stamp duty at the fixed rate of £5 per transfer and is not subject to stamp duty reserve tax.

        UK stamp duty is usually paid by the purchaser. Although stamp duty reserve tax is generally the liability of the purchaser, any such tax payable on the transfer or issue of Prudential ordinary shares to the ADS depositary or its nominee will be payable by the ADS depositary as the issuer of the ADSs. In accordance with the terms of the Deposit Agreement, the ADS depositary will recover an amount in respect of such tax from the initial holders of the ADSs.

US Federal Income Tax Treatment of Distributions on Prudential Ordinary Shares or ADSs

        If Prudential pays dividends, you must include those dividends in your income when you receive them. The dividends will be treated as foreign source income. You should determine the amount of your dividend income by converting pounds sterling into US dollars at the exchange rate in effect on the date of your (or the depositary's, in the case of ADSs) receipt of the dividend. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual before January 1, 2011 will be subject to taxation at a maximum rate of 15 per cent if the dividends are "qualified dividends." Dividends received with respect to the ordinary shares or ADSs will be qualified dividends if Prudential was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"). Based on Prudential's audited financial statements and relevant market data, Prudential believes that it was not treated as a PFIC for US federal income tax purposes with respect to its 2005 or 2006 taxable year. In addition, based on Prudential's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, Prudential does not anticipate becoming a PFIC for its 2007 taxable year.

Capital Gains

        If you sell your Prudential ordinary shares or ADSs, you will recognize a capital gain or loss. A gain on the sale of Prudential ordinary shares or ADSs held for more than one year will be treated as a long-term capital gain. The net long-term capital gain recognized before 2011 generally is subject to taxation at a maximum rate of 15 per cent. Your ability to offset capital losses against ordinary income is subject to limitations.

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

Public Reference Room
100 F Street, NE
Room 1580
Washington, D.C. 20549

        Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, NE, Room 1580, Washington, D.C. 20549. Prudential ADSs are listed on the New York Stock Exchange, and consequently, the periodic reports and other information filed by Prudential with the Commission can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. The primary market for Prudential ordinary shares is the London Stock Exchange. Any filings made electronically in the United States are available to the public over the internet at the Commission's web site at http://www.sec.gov.

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

        The Group Risk Framework requires that all of the Group's businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. During 2005, the risk management of the Group was given additional focus by the establishment of a newly created role of Group Chief Risk Officer (CRO). The CRO oversees all aspects of the Group's risk management, including Financial Risk, Operational Risk, Compliance, and for management purposes, Internal Audit.

        As a provider of financial services, including insurance, the Group's business is the managed acceptance of risk. The system of internal control is an essential and integral part of the risk management process. As part of the annual preparation of its business plan, all of the Group's businesses and functions are required to carry out a review of risks. This involves an assessment of the impact and likelihood of key risks and of the effectiveness of the controls in place to manage them. The assessment is reviewed regularly throughout the year. In addition, business units review opportunities and risks to business objectives regularly with the Group Chief Executive, Group Finance Director and the Group Chief Risk Officer.

        Businesses are required to confirm annually that they have undertaken risk management during the year as required by the Group Risk Framework and that they have reviewed the effectiveness of the system of internal control. The results of this review were reported to and reviewed by the Audit Committee, and confirmed that the processes described above and required by the Group Risk Framework were in place throughout the period covered by this report, and complied with Internal Control: Guidance on the Combined Code (the Turnbull guidance). In addition, Internal Audit executes a comprehensive risk-based audit plan throughout the Group, from which all significant issues are reported to the Group Audit Committee.

        The Group's internal control framework includes detailed procedures laid down in financial and actuarial procedure manuals. The Group prepares an annual business plan with three-year projections. Executive management and the Board receive monthly reports on the Group's actual performance against plan, together with updated forecasts.

        The insurance operations of the Group all prepare a financial condition report which is presented to the Board who receive regular reports from the Group Finance Director on the financial position of the Group.

Major risks

        Specific business environmental and operational risks are discussed under Item 3, "Key Information—Risk Factors" and Item 5, "Operating and Financial Review and Prospects—Factors Affecting Results of Operations". Risks discussed under Item 4, "Information on the Company—Business of Prudential" include "Business of Prudential—UK—Compliance" and "Business of Prudential—Legal Proceedings".

Financial risks

Foreign exchange risk

        Prudential faces foreign exchange risk, primarily because its presentation currency is pounds sterling, whereas approximately 70 per cent of Prudential's profit after tax for the year ended 31 December 2005 came from Prudential's US and Asian operations. The exposure relating to the translation of reported earnings is not separately managed although its impact is reduced by interest payments on foreign currency borrowings and by the adoption of average exchange rates for the translation of foreign currency revenues.

        Approximately 82 per cent of the Group's IFRS basis shareholders' funds at December 31, 2005 arose in Prudential's US and Asian operations. To mitigate the exposure of the US component there are US$1.55 billion of borrowings held centrally. The Group also has entered into a series of forward currency transactions which together form a US$2 billion net investment hedge. Net of the currency position arising from these instruments some 46 per cent of the Group's shareholders' funds is represented by net assets in currencies other than sterling.

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

        In practice, most of Prudential's invested assets are marketable securities. This, combined with the fact that a large proportion of the liabilities contain discretionary surrender values or surrender charges, reduces the liquidity risk. The Group maintains committed borrowing and securities lending facilities.

Credit risk

        Credit risk is the risk that a counterparty or an issuer of securities, which Prudential holds in its asset portfolio, defaults or another party fails to perform according to the terms of the contract. Some of Prudential's businesses, in particular Jackson National Life, Egg, the PAC with-profits fund and Prudential's UK pension annuity business, hold large amounts of interest-sensitive investments that contain credit risk on which a certain level of defaults is expected. These expected losses are considered when Prudential determines the crediting rates, deposit rates and premium rates for the products that will be supported by these assets. The key shareholder businesses exposed to credit risks are Jackson National Life and Egg. From Egg's perspective, the most important step in managing credit risk is the initial decision whether or not to extend credit. Egg's retail and wholesale credit committees define the policies, procedures and set limits for accepting credit risk.

        Certain over-the-counter derivatives contain a credit risk element that is controlled through evaluation of collateral agreements and master netting agreements on interest rate and currency swaps. Prudential is also exposed to credit-related losses in the event of non-performance by counterparties.

Operational, compliance and fiscal risk

        Operational risk can result from a variety of factors, including failure to obtain proper internal authorisations or maintain internal controls, failure to document transactions properly, failure of operational and information security procedures or other procedural failures, computer system or software failures, other equipment failures, fraud, inadequate training or errors by employees. Compliance with internal rules and procedures designed to manage these risks is monitored by Prudential's local management boards.

        Internal compliance managers who report to the local management boards monitor adherence to local regulatory requirements. The head of Prudential's Group Compliance function reports directly to the Group Chief Risk Officer who submits regular reports to the Board of Directors.

        Compliance risk includes the possibility that transactions may not be enforceable under applicable law or regulation as well as the cost of rectification and fines, and also the possibility that changes in law or regulation could adversely affect Prudential's position. Prudential seeks to minimize compliance risk by seeking to ensure that transactions are properly authorised and by submitting new or unusual transactions to legal advisors for review.

        Prudential is exposed to certain fiscal risks arising from changes in tax laws and enforcement policies and in reviews by taxation authorities of tax positions Prudential has taken in recent years. Prudential manages this risk and risks associated with changes in other legislation and regulation through ongoing review by relevant departments of proposed changes to legislation and by membership of relevant trade and professional committees involved in commenting on draft proposals in these areas.

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

        The split of Prudential's investments between equity investments and interest-sensitive instruments depends principally on the type of liabilities supported by those investments and the amount of capital Prudential has available. This mix of liabilities allows Prudential to invest a substantial portion of its investment funds in equity and property investments that Prudential believes produce greater returns over the long term. On the other hand Prudential has some liabilities that contain guaranteed returns and allow instant access (for example, interest-sensitive fixed annuities, immediate annuities and fixed rate customer bank deposits), which generally will be supported by fixed income investments.

        To reduce investment, interest rate and foreign exchange exposures, and to facilitate efficient investment management, Prudential uses derivative instruments. Prudential's policy is that cash or corresponding assets cover amounts at risk through derivative contracts.

Asset/liability management

        Prudential manages its assets and liabilities locally, in accordance with local regulatory requirements and reflecting the differing types of liabilities Prudential has in each business. As a result of the diversity of products offered by Prudential and the different regulatory environments in which it operates, Prudential employs different methods of asset/liability management, on both an in-force and new business basis. Stochastic modelling of assets and liabilities is undertaken in the Group's insurance operations to assess economic capital requirements for different confidence intervals and time horizons. In addition, reserve adequacy testing under a range of scenarios and dynamic solvency analysis is carried out, including under certain scenarios mandated by the US, UK and Asian regulators.

        A stochastic approach models the inter-relationship between asset and liability movements, taking into account asset correlation and policyholder behaviour, under a large number of possible scenarios. These scenarios are projected forward over a period of time, typically 25 years or longer, and the liabilities and solvency position of the fund are calculated in each scenario in each future year. This allows the identification of which extreme scenarios will have the most adverse effects and what the best estimate outcome may be. The fund's policy on management actions, including bonus and investment policy, are then set in order that they are consistent with the available capital and the targeted risk of default. This differs from a deterministic model, which would only consider the results from one carefully selected scenario.

        For businesses that are most sensitive to interest rate changes, such as immediate annuity business, Prudential uses cash flow analysis to create a portfolio of fixed income securities whose value changes in line with the value of liabilities when interest rates change. This type of analysis helps protect profits from changing interest rates. In the UK, the cash flow analysis is used in Prudential's annuity and banking business while, in the US, it is used for its interest-sensitive and fixed index annuities and stable value products such as Guaranteed Investments Contracts (GICs). Perfect matching is not possible for interest-sensitive and fixed index annuities because of the nature of the liabilities (which include guaranteed surrender values) and options for prepayment contained in the assets. The US supervisory authorities require Jackson National Life to calculate projections to test its ability to run off its liabilities with assets equal to statutory reserves in a number of specified future economic scenarios. If Jackson National Life is unable to satisfy all of these tests, which are carried out at least annually, then it may be required to establish additional statutory reserves.

        For businesses that are most sensitive to equity price changes, Prudential uses stochastic modelling and scenario testing to look at the expected future returns on its investments under different scenarios that best reflect the large diversity in returns that equities can produce. This allows Prudential to devise an investment and with-profits policyholder bonus strategy that, on the model assumptions, allows it to optimise returns to its policyholders and shareholders over time while maintaining appropriate financial strength. Prudential uses this method extensively in connection with its UK with-profits business.

        When presenting regulatory returns to the UK supervisory authorities, the calculation of the statutory liabilities for solvency purposes on the FSA's Peak 1 basis is required to incorporate a 'resilience' reserve that is sufficient to ensure that assets equal to the statutory reserves (including the resilience reserve) remain equal to statutory reserves in the event of certain prescribed changes in equity and real estate prices combined with prescribed rises and falls in interest yields.

        All of Prudential's investments are held either for risk management or investment purposes. This is because almost all of the investments support policyholder or customer liabilities of one form or another. Any assets that Prudential holds centrally that are not supporting customer liabilities are predominantly invested in short-term fixed income and fixed maturity securities.

Use of derivatives

        In the UK and Asia, Prudential uses derivatives to reduce equity risk, interest rate and currency exposures, and to facilitate efficient investment management. In the US, Prudential uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management and to match liabilities under fixed index annuities policies.

        These derivatives are used for efficient portfolio management to obtain cost effective and efficient exposure to various markets in accordance with the Group's investment strategies and to manage exposure to interest rate, currency, credit and other business risks.

        The Group uses the various interest rate derivative instruments, such as interest rate swaps to reduce exposure to interest rate volatility.

        The UK insurance operations use various currency derivatives in order to limit volatility due to foreign currency exchange rate fluctuations arising on securities denominated in currencies other than Sterling. In addition, total return swaps and interest rate swaps are held for efficient portfolio management.

        As part of the efficient portfolio management of the PAC with-profits fund, the fund may, from time to time, invest in cash-settled forward contracts over Prudential plc shares, which are accounted for consistently with other derivatives. This is in order to avoid a mismatch of the with-profits investment portfolio with the investment benchmarks set for its equity-based investment funds. The contracts will form part of the long-term investments of the with-profits fund. These contracts are subject to a number of limitations for legal and regulatory reasons.

        Some of the Group's products, especially those sold in the US, have certain guarantee features linked to equity indexes. A mismatch between product liabilities and the performance of the underlying assets backing them exposes the Group to equity index risk. In order to mitigate this risk, the relevant business units purchase swaptions, equity options and futures to match asset performance with liabilities under equity-indexed products.

        The US operations and some of the UK operations hold large amounts of interest rate sensitive investments that contain credit risks on which a certain level of defaults is expected. These entities have purchased some swaptions in order to manage the default risk on certain underlying assets and hence reduce the amount of regulatory capital held to support the assets.

        Egg uses derivative instruments for the purpose of supporting the strategic and operational business activities and reducing and eliminating the risk of loss arising from changes in interest rates and foreign exchange rates. Derivatives are used solely to hedge risk exposures and Egg does not take any trading position in derivatives.

        For the purpose of reducing interest rate risk, Egg uses a number of derivative instruments, including interest rate swaps and forward agreements. Additionally, swaps are used to provide caps to the funding cost of the credit card product.

        Egg has also made general use of credit default swaps to manage credit risk without changing the underlying product or investment portfolios.

        For the purpose of reducing currency risk, Egg uses forward exchange contracts and currency swaps.

        It is Prudential's policy that cash or corresponding assets cover amounts at risk through derivative transactions. Derivative financial instruments used to facilitate efficient portfolio management and for investment purposes are carried at fair value with changes in fair value included in the income statement.

Group overview

UK Business

        For risk management purposes, the UK asset portfolio is divided into assets that support non-linked life and pensions business, pension annuity business, unit-linked business and banking business. The assets of the insurance business and the banking business are shown in note D2 and E2 to the financial statements, respectively.

Non-linked life and pensions Business

        For with-profits business, the absence of guaranteed surrender values and the flexibility given by the operation of the bonus system means that the majority of the investments backing the with-profits business are in equities and real estate with the balance in securities, deposits and loans.

        The investments supporting the protection business are small in value and tend to be fixed maturities reflecting the guaranteed nature of the liabilities.

Pension Annuity Business

        Prudential's UK pension annuity business employs fixed income investments (including UK retail price index-linked assets) because the liabilities consist of guaranteed payments for as long as each annuitant is alive. Retail price index-linked assets are used to back pension annuities where the payments are linked to the retail price index.

Unit-linked Business

        Prudential's shareholders are not exposed to market risk as a result of changes in asset movements other than as a result of the effect on investment management fees, which are partly determined based on the value of assets under management.

Banking Business

        The assets of Prudential's UK banking business consist of retail mortgages, credit card receivables and personal loans, while the liabilities comprise mostly customer deposits. To the extent that customer deposits exceed loans, mortgages and credit card receivables, the banking business purchases money market assets.

        The primary market risk to which Egg is exposed is interest rate risk. Interest rate risk arises in Egg as a result of fixed rate, variable rate and non-interest bearing assets and liabilities. Exposure to interest rate movements arises when there is a mismatch between interest rate sensitive assets and liabilities.

        The composition of interest rate risk is closely monitored and managed on a day-to-day basis by Egg's treasury function where professional expertise and systems exist to control it. This is primarily done via asset and liability models that look at the sensitivity of earnings to movements in interest rates to measure overall exposure which may then be hedged.

        The risks arising from assets and liabilities denominated in foreign currencies are managed by Egg's treasury function within agreed limits set by management. Cash flows generated by the foreign currency assets and liabilities are hedged by using derivative contracts to manage exposure to exchange rate fluctuations.

US Business

        Jackson National Life's main exposure to market risk is through its exposure to interest rate risk because approximately 88 per cent of its general account investments support interest-sensitive and fixed-indexed annuities, life business and surplus and 12 per cent support institutional business.. All of these types of business contain considerable interest rate guarantee features and, consequently, require that the assets that support them are primarily fixed income or fixed maturity.

        Prudential is exposed primarily to the following risks in the United States arising from fluctuations in interest rates:

  •
  The risk of loss related to meeting guaranteed rates of accumulation following a sharp and sustained fall in interest rates;

  •
  the risk of loss related to policyholder withdrawals following a sharp and sustained increase in interest rates; and

  •
  the risk of mismatch between the expected duration of certain annuity liabilities and prepayment risk and extension risk inherent in mortgage-backed securities.

        Jackson National Life enters into financial derivative transactions, including swaps, forwards, put-swaptions, futures and options to reduce and manage business risks. These transactions manage the risk of a change in the value, yield, price, cash flows, or quantity of, or a degree of exposure with respect to assets, liabilities or future cash flows, which Jackson National Life has acquired or incurred.

        The types of derivative used by Jackson National Life and their purpose are as follows:

  •
  Interest rate swaps agreements generally involve the exchange of fixed and floating payments over the life of the agreement without an exchange of the underlying principal amount. These agreements are used for hedging purposes. At December 31, 2005, the notional amount of interest rate swaps held by JNL was an asset of £2,367 million and a liability of £4,250 million;

  •
  put-swaption contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. Jackson National Life purchases and writes put-swaptions with maturities up to 10 years. On a net basis, put-swaptions hedge against significant upward movements in interest rates. At December 31, 2005 the notional amount of put swaption contracts held by JNL was an asset of £9,320 million and a liability of £14,562 million;

  •
  equity index call options are used to hedge Jackson National Life's obligations associated with its issuance of fixed index immediate and deferred annuities and certain variable annuity guarantees. These annuities and guarantees contain embedded options which are fair valued for accounting and financial reporting purposes. At December 31, 2005, the notional amount of equity index call options held by JNL was an asset of £796 million and a liability of £13 million;

  •
  total return swaps in which Jackson National Life receives equity returns or returns based on reference pools of assets in exchange for short-term floating rate payments based on notional amounts, are held for both hedging and investment purposes. At December 31, 2005, the notional amount of total return swaps held by JNL was an asset of £612 million and a liability of £120 million; and

  •
  cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps and equity index swaps, are entered into for the purpose of hedging Jackson National Life's foreign currency denominated funding agreements supporting trust instrument obligations. At December 31, 2005, the notional amount of cross-currency swaps held by JNL was an asset of £552 million and a liability of £392 million.

        Jackson National Life is exposed to equity risk through the options embedded in Jackson National Life's fixed indexed liabilities and guarantees included in certain variable annuity benefits including guaranteed minimum death benefit ('GMDB') and guaranteed minimum withdrawal benefit ('GMWB'). This risk is managed using a comprehensive equity hedging programme to minimize the risk of a significant economic impact as a result of increases or decreases in equity market levels while taking advantage of naturally offsetting exposures in Jackson National Life's operations. Jackson National Life purchases external futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling separate account fees. As a result of this hedging programme, if the equity markets were to increase by 10 per cent, Jackson National Life's free-standing derivatives would decrease in value by approximately £22 million net of related changes to amortization of deferred acquisition costs. This would be substantially offset by the positive impact of increased separate account fees and reserve decreases of approximately £14 million, net of related changes to amortization of deferred acquisition costs, resulting in a net loss of approximately £8 million.

        For risk management purposes, the US general account portfolio is divided substantially into assets that support the interest-sensitive life and fixed annuity business, the institutional business and the fixed index business. Prudential hedges the equity return risk on fixed index products by purchasing futures and options on the relevant index.

Asian Business

        In Asia, Prudential sells with-profits and unit-linked policies and, although the with-profits business generally has a lower terminal bonus element than in the United Kingdom, the investment portfolio still contains a proportion of equities and, to a lesser extent, property. Non-participating business is largely backed by debt securities or deposits. With the principal exception of Taiwan's whole of life policy book, as described below, the exposure to market risk of the Group arising from its Asian operations is at modest levels. This arises from the fact that the Group's Asian operations have a balanced portfolio of with-profits, unit-linked and other types of business.

        The in-force business of the Company's Taiwan life insurance operation includes traditional whole of life policies where the premium rates have been set by the regulator for the industry as a whole. Premium rates were set to ensure a guaranteed minimum sum assured on death and a guaranteed surrender value on early surrender, which is based on prevailing interest rates at the time of policy issue. Premium rates also included an allowance for mortality and expenses. The required rates of guarantee have fallen over time as interest rates have reduced from a high of 8 per cent to current levels of around 2 per cent. The current low bond rates in Taiwan give rise to a negative spread against the majority of these policies. Currently, the cash costs of funding in-force negative spreads in Taiwan are around £30 million a year.

        The profits derived from these contracts are particularly affected by the rates of return earned, and estimated to be earned, on the assets held to cover liabilities and on future investment income and contract cash flows. The adequacy of the insurance contract liabilities is tested by reference to best estimates of expected investment returns on policy cash flows and reinvested income. The assumed earned rates are used to discount the future cash flows and consist of a long-term best estimate determined by consideration of long-term market conditions and rates assumed to be earned in the trending in period. Prudential economists projected that rates of return for Taiwanese bond yields will trend from the current levels of some 2 per cent to 5.5 per cent by December 31, 2012.

        The liability adequacy test results are sensitive to the attainment of the trended rates during the trending period. Based on the current asset mix, margins in other contracts that are used in the assessment of the liability adequacy tests, and currently assumed future rates of return, the premium reserve, net of deferred acquisition costs, would be broadly sufficient if interest rates were to remain at current levels in 2006. If interest rates were to remain at current levels in 2007 then some level of write-off of deferred acquisition costs may be necessary. The amount of the charge however, currently estimated at £50-70 million is adjusted for the above-mentioned variables.

        The adequacy of the liability is also sensitive to the level of the projected long-term rate. The current long-term assumption of 5.5 per cent has been determined on a prudent best estimate basis by reference to detailed assessments of the financial dynamics of the Taiwanese economy. In the event that the rate applied was reduced or increased, the carrying value of the liabilities would be affected.

        If the assumed long-term rate applied was to decrease by 0.25 per cent from 5.5 per cent to 5.25 per cent, the impact on an IFRS basis would be a charge of approximately £120-130 million. If the rate was to further reduce the incremental increase in liabilities would be of a similarly commensurate size. The effects of changes in any one year reflect the combination of the short-term and long-term factors described above.

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

        As at December 31, 2005, the Group held 18 per cent of its financial assets in currencies, mainly US dollar and Euro, other than the functional currency of the relevant business unit.

        The financial assets, of which 86 per cent are held by the PAC with-profits fund, allow the PAC with-profits fund to obtain exposure to foreign equity markets.

        The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts.

Currency of Core Borrowings

        Prudential is subject to certain interest rate risk and foreign exchange risk on its core borrowings. At December 31, 2005, there was £1,826 million of pounds sterling debt, £1,010 million, or $1,800 million, of US dollar debt and £355 million, or €520 million of Euro debt. £2,282 million of the core debt was at fixed rates of interest and £909 million at floating rates of interest.

        Foreign currency borrowings that have been used to provide a hedge against Group equity investments in overseas subsidiaries are translated at year end exchange rates and gains and losses are taken directly to shareholders' equity. Other foreign currency monetary items are translated at year end exchange rates with changes recognized in the income statement. Foreign currency transactions are translated at the spot rate prevailing at the time.

Sensitivity Analysis

        Prudential is sensitive to interest rate movements, movements in the values of equities and real estate and foreign exchange fluctuations.

Foreign Exchange Rate Risk

        Prudential's primary foreign exchange risk relates to the translation of the US operations' profits into pounds sterling. The potential exposure to a 10 per cent adverse fluctuation (appreciation of pounds sterling) in the average US dollar/pounds sterling exchange rates for the years ended December 31, 2005 and 2004 would have been a reduction in profit after tax of £37 million and £34 million in 2005 and 2004, respectively. Prudential believes this to be a reasonably possible near-term market change.

Interest Rate Risk—Investments

        The following table quantifies the estimated reduction in fair value of investments at December 31, 2005 and 2004, resulting from a 100 basis point increase in interest rates at each date. Prudential believes this to be a reasonably possible near-term market change for both UK and US interest rates. Amounts in this table do not include investments backing unit-linked, unit trust and variable annuity business.

	December 31, 2005		December 31, 2004
	Fair Value	Estimated Reduction in Fair Value	Fair Value	Estimated Reduction in Fair Value
		(In £ Millions)
United Kingdom—long-term insurance
With-profits fund (including Prudential Annuities Limited)
Debt securities	27,465	2,632	29,861	2,495
Loans and receivables	908	25	4,921	23

Sub-total	28,373	2,657	34,782	2,518

Shareholder-backed annuities
Debt securities	7,259	887	5,201	603
Loans and receivables	51	5	91	0

Sub-total	7,310	892	5,292	603

SAIF with-profits fund
Debt securities	4,710	377	5,446	403
Loans and receivables	214	1	750	7

Sub-total	4,924	378	6,196	410

Other UK long-term insurance
Debt securities	2,916	587	1,231	113
Loans and receivables	12	0	475	0

Sub-total	2,928	587	1,706	113

United Kingdom—banking
Debt securities	2,117	7	3,118	15
Loans and receivables	7,430	0	8,577	0

Sub-total	9,547	7	11,695	15

United States—insurance
Debt securities	24,290	1,095	20,593	979
Loans and receivables	3,679	132	3,785	93

Sub-total	27,969	1,227	24,378	1,072

Total	81,051	5,748	84,079	4,731

        A 100 basis point increase in interest rates would have reduced the fair value of the total investments by £5,748 million and £4,731 million at December 31, 2005 and 2004, respectively. The change in estimated reduction in fair value relates primarily to the increase in interest sensitive assets held. The profit impact would be as follows:

  •
  United Kingdom—with-profits fund (including Prudential Annuities Limited). Of the reduction in value, £2,632 million and £2,495 million, at December 31, 2005 and 2004, respectively, relates to debt securities, which are designated as fair value through and loss in accordance with IAS39.

    This reduction would be borne in the first instance by the unallocated surplus. Consequently, the impact on profit would be limited to the impact on current and future bonus declarations and the impact to shareholders would be limited to a maximum of one-ninth of the total cost of declared bonuses. The loans and receivables are held at amortized cost and therefore changes in fair value do not directly affect profit.

  •
  United Kingdom—SAIF with-profits fund. The reduction of £377 million and £403 million relates to debt securities at December 31, 2005 and 2004, respectively. This reduction would not impact profit because the profits of this business are wholly attributable to the former Scottish Amicable policyholders.

  •
  United Kingdom—shareholder backed annuities and other insurance. The reduction in value of £1,474 million and £716 million at December 31, 2005 and 2004, respectively, would be directly reflected in profit.

  •
  United States—insurance. Of the reduction in value of £1,227 million and £1,072 million at December 31, 2005 and 2004, respectively, £1,095 million and £979 million would be reflected in equity as the US operations debt securities are mostly held at available-for-sale. £132 million and £93 million at December 21, 2005 and 2004, respectively, would not directly be reflected in profit as loans and receivables are held at amortized cost.

Interest Rate Risk—Long-term Debt

        The table below quantifies the estimated increase in fair value of long-term borrowings at December 31, 2005 and 2004, resulting from a 100 basis point reduction in interest rates at those dates. The carrying value of short-term borrowings, which approximates their fair value, would not be materially increased by a 100 basis point reduction in interest rates. Prudential believes this to be a reasonably possible near-term market change for interest rates.

	December 31, 2005			December 31, 2004
	Carrying Value	Fair Value	Estimated Increase in Fair Value	Carrying Value	Fair Value	Estimated Increase in Fair Value
	(In £ Millions)
Long-term borrowings
Central companies and Egg
Bonds, US$250 million aggregate principal amount, 7.125% due 2005	—	—	—	130	133	1
Guaranteed bonds, £150 million aggregate principal amount, 9.375% due 2007	150	160	2	150	165	4
Bonds, £250 million aggregate principal amount, 5.5% due 2009	249	257	7	250	254	10
Bonds, £250 million aggregate principal amount, 7.5% due 2013	250	285	17	249	271	42
Bonds, £200 million aggregate principal amount, 6.875% due 2021	202	229	25	202	218	22
Bonds, €500 million aggregate principal amount, 5.75% due 2021(1)	341	383	38	351	390	44
Bonds, £300 million aggregate principal amount, 6.875% due 2023	300	369	39	300	350	38
Bonds, £250 million aggregate principal amount, 5.875% due 2029	249	287	37	250	268	35
Bonds, £435 million aggregate principal amount, 6.125%, due 2031	426	504	58	426	458	62
Capital securities, US$1,000 million 6.5% perpetual(2)	554	552	72	512	513	75
Capital securities, US$250 million 6.75% perpetual	142	149	2	126	131	5
Capital securities, US$300 million 6.5% perpetual	169	177	1	—	—	—
Medium Term Notes, €20 million, 2023(3)	14	14	0	14	14	0

Total central companies and Egg	3,046	3,366	298	2,960	3,165	338

Long-term business
Guaranteed bonds, £100 million, principal amount, 8.5% undated subordinated	100	131	21	100	128	19
Surplus notes, US$250 million principal amount, 8.15% due 2027	145	183	21	130	162	19

Total long-term business	245	314	42	230	290	38

Total	3,291	3,680	340	3,190	3,455	376

(1)
The €500 million 5.75% bonds due 2021 have been swapped into bonds of £333 million with interest payable at 6 month pounds sterling Libor plus 0.962%.

(2)
Interest on the US$1,000 million 6.5% borrowings has been swapped into floating rate payments at 3 month US dollar Libor plus 0.8%.

(3)
The €20 million Medium Term Subordinated Notes were issued at 20-year Euro Constant Maturity Swap (capped at 6.5%). These have been swapped into borrowings of £14 million with interest payable at 3 month pounds sterling Libor plus 1.2%.

        There is no impact on profit at December 31, 2005 and 2004 as a result of these reductions in interest rates because the liabilities are recognized in the financial statements at carrying value, which is equal to their amortized cost.

Equity Market Risk

        The following table quantifies the estimated reduction in fair value of investments at December 31, 2005 and 2004, resulting from a 10 per cent decline in the value of equity and real estate values at each date. Prudential believes this to be a reasonably possible near-term market change for both UK and US equities and for both UK and US real estate. Amounts in this table do not include investments backing unit-linked, unit trust and variable annuity business. Prudential does not hold equity investments in its UK banking portfolio.

	December 31, 2005		December 31, 2004
	Fair Value	Estimated Reduction in Fair Value	Fair Value	Estimated Reduction in Fair Value
	(In £ Millions)
United Kingdom—long-term insurance
With-profits fund (including PAL)
Equity securities	40,339	4,034	30,622	3,062
Real estate	9,962	996	10,352	1,035

Sub-total	50,301	5,030	40,974	4,097
Shareholder-backed annuities
Equity securities	6	1	0	0
Real estate	198	20	158	16

Sub-total	204	21	158	16
SAIF with-profits fund
Equity securities	7,515	752	5,537	554
Real estate	1,586	159	1,738	174

Sub-total	9,101	911	7,275	728
Other UK long-term insurance
Equity securities	1	0	176	18
Real estate	5	1	8	1

Sub-total	6	1	184	19
United States—insurance
Equity securities	273	27	130	13
Real estate	41	4	37	4

Sub-total	314	31	167	17

Total	59,926	5,994	48,758	4,877

        As shown by the table above, a 10 per cent decline in the value of equities and real estate would reduce the value of those investments by £5,994 million and £4,877 million at December 31, 2005 and 2004, respectively.

        For the United Kingdom with-profits fund the reduction in fair value of £5,030 million and £4,097 million for December 31, 2005 and 2004, respectively, would be borne in the first instance by the unallocated surplus. Consequently the impact on profit would be limited to the impact on current and future bonus declarations and the impact to shareholders would be limited to a maximum of one-ninth of the total cost of declared bonuses.

        For the SAIF with-profits fund the reduction in fair value of £911 million and £728 million for December 31, 2005 and 2004, respectively, would not impact profit because the profits of this business are wholly attributable to the former Scottish Amicable policyholders.

        The remaining reduction in fair value of £53 million and £52 million for December 31, 2005 and 2004, respectively, would be directly reflected in profit.

Derivative Contracts

        At December 31, 2005 and 2004, the net market value exposure of derivatives was a loss of £134 million and a gain of £565 million, respectively. The tables below show the sensitivity of those derivatives, measured in terms of fair value, to equity and real estate market increases and decreases of 10 per cent and to interest rate increases and decreases of 100 basis points. Prudential believes these increases and decreases to be reasonably possible near-term market changes. These exposures will change as a result of ongoing portfolio and risk management activities.

	December 31, 2005			December 31, 2004
	10% Equity & Real Estate Increase Increase/(decrease) in Fair Value	Fair Value	10% Equity & Real Estate Decrease Increase/(decrease) in Fair Value	10% Equity & Real Estate Increase Increase/(decrease) in Fair Value	Fair Value	10% Equity & Real Estate Decrease Increase/(decrease) in Fair Value
	(In £ Millions)
United Kingdom—long-term insurance
With-profits fund (including PAL)	44	(93)	(44)	51	415	(53)
SAIF with-profits fund	(8)	9	8	(1)	95	1
United Kingdom—other	13	19	(13)	—	(63)	1
United Kingdom—Banking	0	(27)	0	—	5	—
United States—insurance	17	(42)	10	50	113	(39)

Total	66	(134)	(39)	100	565	(90)

	December 31, 2005			December 31, 2004
	100 bp Interest Rate Increase Increase/(decrease) in Fair Value	Fair Value	100 bp Interest Rate Decrease Increase/(decrease) in Fair Value	100 bp Interest Rate Increase Increase/(decrease) in Fair Value	Fair Value	100 bp Interest Rate Decrease Increase/(decrease) in Fair Value
	(In £ Millions)
United Kingdom—long-term insurance
With-profits fund (including PAL)	(74)	(93)	107	(116)	415	151
SAIF with-profits fund	(36)	9	75	62	95	(35)
United Kingdom—other	12	19	(6)	(13)	(63)	(13)
United Kingdom—Banking	14	(27)	(14)	14	5	(15)
United States—insurance	167	(42)	(153)	71	113	(39)

Total	83	(134)	9	18	565	49

Long-term Insurance Contracts

        At December 31, 2005 and 2004, the aggregate carrying value of total policyholder liabilities and unallocated surplus of with-profits funds net of the reinsurance share of insurance contract liabilities was £169,139 million and £144,292 million, respectively, and the fair value was estimated to be £164,032 million and £140,167 million, respectively. The fair value of the policyholder liabilities and the unallocated surplus is sensitive to changes in the fair value of investments in the with-profits fund because increases in the fair value of such investments would result in increases in future bonuses for the with-profits contracts. A 10 per cent increase in the fair value of total investments would result in an increase in the fair value of the technical provisions and the fund for future appropriations of £16,403 million and £14,017 million at December 31, 2005 and 2004, respectively. Prudential believes this to be a reasonably possible near-term market change for the fair value of investments.

Limitations

        The above analyzes do not consider that assets and liabilities are actively managed and may vary at the time any actual market movement occurs. There are strategies in place to minimize the exposure to market fluctuations. For example, as market indices fluctuate, Prudential would take certain actions including selling investments, changing investment portfolio allocation, and adjusting bonuses credited to policyholders. In addition, these analyzes do not consider the effect of market changes on new business generated in the future.

        Other limitations on the sensitivity analyzes include: the use of hypothetical market movements to demonstrate potential risk that only represent Prudential's view of reasonably possible near-term market changes and that cannot be predicted with any certainty; the assumption that interest rates in all countries move identically; the assumption that all global currencies move in tandem with the US dollar against pounds sterling; and the lack of consideration of the inter-relation of interest rates, equity markets and foreign currency exchange rates.

Item 13. Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14. Material Modifications to the Rights of Security Holders

        None.

Item 15. Controls and Procedures

        Prudential has evaluated, with the participation of Prudential's Group Chief Executive and Group Finance Director the effectiveness of Prudential's disclosure controls and procedures as at December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Prudential's evaluation, the Group Chief Executive and Group Finance Director concluded that Prudential's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Prudential in the reports Prudential files and submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms and that it is accumulated and communicated to Prudential's management, including the Group Chief Executive and Group Finance Director, as appropriate to allow timely decisions regarding required disclosure.

        There has been no change in Prudential's internal control over financial reporting during Prudential's 2005 fiscal year that has materially affected, or is reasonably likely to materially affect, Prudential's internal control over financial reporting.

        Additionally, from December 31, 2006, the Group must undertake an annual assessment of the effectiveness of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. In common with other companies, which must comply with this legislation, this has required the Group to undertake a significant project to document and test its internal controls over financial reporting. The Audit Committee has overseen the progress of this project through regular status reports submitted by management in 2005.

Item 16A. Audit Committee Financial Expert

        The Board has determined that Rob Rowley, Chairman of the Audit Committee qualifies as an audit committee financial expert within the meaning of Item 16A of Form 20-F. Following Rob Rowley's resignation as Chairman of the Audit Committee on May 18, 2006, Kathleen O'Donovan was designated audit committee financial expert. On the basis of Ms O'Donovan's education and experience, the Board of Directors has determined that Ms O'Donovan possesses the necessary attributes for designation as the Company's audit committee financial expert for the purposes of the rules adopted by the US Securities and Exchange Commission to implement Section 407 of the Sarbanes Oxley Act 2002.

Item 16B. Code of Ethics

        Prudential has a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act, (which Prudential calls its Code of Business Conduct) which applies to the Group Chief Executive, the Group Finance Director, the Group Chief Risk Officer and persons performing similar functions as well as to all other employees. Prudential's Code of Business Conduct is available on its website at www.prudential.co.uk. If Prudential amends the provisions of the Code of Business Conduct, as it applies to the Group Chief Executive, Group Finance Director and the Group Chief Risk Officer or if Prudential grants any waiver of such provisions, the Company will disclose such amendment or waiver on the Prudential website. There were no amendments to, or waivers from, the Code of Business Conduct in 2005.

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

        Work which could potentially be undertaken by the external auditors during 2005 was identified, categorized, budgeted and approved by the Audit Committee in November 2004. Work within these categories and pre-approved limits could then be committed to in line with the Group's delegated authority process but any engagement which was expected to result in fees in excess of £250,000 had to be confirmed and approved by a member of the Audit Committee prior to commencement of the work. In addition, all such commitments had to be notified to Group Head Office prior to commencement to ensure that the aggregate pre-approved limits were not breached.

        Work that did not fall within either the pre-approved categories or the pre-approved limits had to be approved by a member of the Audit Committee prior to commencement. Approval by the full Audit Committee was required if the fees were expected to be over £250,000.

        At the end of each annual audit cycle, the Audit Committee assesses the qualification, expertise and resources, effectiveness and independence of the external auditors. Depending on the outcome of these assessments, and at least once every five years, the Audit Committee undertakes a formal review to assess whether the external audit should be re-tendered. The external audit was last put out to competitive tender in 1999 when the present auditors were appointed. In February 2004 and July 2005, the Committee formally considered the need to re-tender the external audit service and concluded that given the significant changes in audit and regulatory requirements, the interests of the Company were better served by retaining the existing auditor through a period of transition. In addition, the Committee concluded that there was nothing in the performance of the auditor requiring a change.

        Total fees payable to KPMG for the fiscal years ended December 31, 2005 and 2004 are set out below:

	Year ended December 31,
	2005	2004
	(in £ Millions)
Audit fees	6.8	5.8
Audit-related fees	0.0	0.0
Tax fees	0.5	0.2
Other fees	5.1	3.9

Total	12.4	9.9

        2005

        In 2005, audit fees of £6.8 million comprised statutory annual and interim audit fees of £4.9 million, US GAAP audit fees of £0.8 million, regulatory reporting audit fees of £0.7 million and UK supplementary EEV reporting audit fees of £0.4 million.

        Tax fees of £0.5 million related to tax compliance throughout the Prudential Group.

        Other fees of £5.1 million included reviewing the processes that the Group is implementing in order to comply with the requirements of the Sarbanes-Oxley Act of £2.2 million, reviewing the Group's proposals with regard to implementing new regulatory requirements of £1.4 million, reviewing prospectuses for equity and debt issues of £0.6 million and provision of comfort letters of £0.6 million.

        2004

        In 2004, audit fees of £5.8 million comprised statutory annual and interim audit fees of £4.4 million, US GAAP audit fees of £0.8 million, regulatory reporting audit fees of £0.5 million and UK supplementary EEV and achieved profits basis reporting audit fees of £0.1 million.

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

        Item 16E. Purchases of Equity Securities by Prudential plc and Affiliated Purchasers.

        The following table sets forth information with respect to purchases made by or on behalf of Prudential or any "affiliated purchasers" (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) of Prudential's ordinary shares or American depositary shares for the year ended December 31, 2005.

Period	Total Number of Shares Purchased(1)(2)		Average Price Paid Per Share (£)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under Plans or Programs
January 1 - January 31	—		—	N/A	N/A
February 1 - February 28	13,905		4.7823
March 1 - March 31	13,645		5.062
April 1 - April 30	13,933		5.069
May 1 - May 31	35,897	(3)	4.82885
June 1 - June 30	15,847		4.87945
July 1 - July 31	15,299		5.1447
August 1 - August 31	14,081		5.38225
September 1 - September 30	422,049		5.1892
October 1 - October 31	660,328		4.81306
November 1 - November 30	14,833		5.0794
December 1 - December 31	14,783		5.2071

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

(3)
19,386 shares were acquired by employee benefit trusts in lieu of receiving dividends as part of Prudential's scrip dividend alternative program in May 2005.

Item 18. Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of Prudential plc

        We have audited the accompanying consolidated balance sheets of Prudential plc ("the Company") and its subsidiaries (collectively, "the Group") as of December 31, 2005 and 2004, and the related consolidated income statements, statements of changes in equity and consolidated cash flow statements for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Practices Board (United Kingdom) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Prudential plc and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU).

        IFRS as adopted by the EU vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Notes J and K to the consolidated financial statements.

        As further described in Note A3, as allowed upon initial adoption of IFRS as adopted by the EU, the Company has elected to adopt the International Accounting Standards 32 and 39 regarding financial instrument disclosures and accounting, and IFRS 4 regarding accounting for insurance contracts on a prospective basis effective January 1, 2005.

June 28, 2006	By:	/s/ KPMG AUDIT PLC KPMG Audit Plc London, England

Prudential plc and Subsidiaries

Consolidated Income Statements

Years ended December 31

	2005	2004
	(In £ Million, Except Per Share Amounts)
Gross premiums earned	15,225	16,408
Outward reinsurance premiums	(197)	(256)

Earned premiums, net of reinsurance	15,028	16,152

Investment income	24,013	15,750
Other income	2,084	2,002

Total revenue, net of reinsurance	41,125	33,904

Benefits and claims and movement in unallocated surplus of with-profits funds	(33,100)	(26,593)
Acquisition costs and other operating expenditure	(5,552)	(5,563)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(208)	(187)
Goodwill impairment charge	(120)	—

Total charges	(38,980)	(32,343)

Profit before tax*	2,145	1,561
Tax attributable to policyholders' returns	(1,147)	(711)

Profit before tax attributable to shareholders	998	850
Tax expense	(1,388)	(951)
Less: tax attributable to policyholders' returns	1,147	711
Tax attributable to shareholders' profits	(241)	(240)

Profit from continuing operations after tax	757	610
Discontinued operations (net of tax)	3	(94)

Profit for the year	760	516

Attributable to:
Equity holders of the Company	748	517
Minority interests	12	(1)

Profit for the year	760	516

Earnings per share
Basic (based on 2,365m and 2,121m shares respectively):
Based on profit from continuing operations attributable to the equity holders of the Company	31.5p	27.5p
Based on profit (loss) from discontinued operations attributable to the equity holders of the Company	0.1p	(3.1)p

	31.6p	24.4p

Diluted (based on 2,369m and 2,124m shares respectively):
Based on profit from continuing operations attributable to the equity holders of the Company	31.5p	27.5p
Based on profit (loss) from discontinued operations attributable to the equity holders of the Company	0.1p	(3.1)p

	31.6p	24.4p

*
Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits.

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Statement of Changes in Equity

Year ended December 31

	2005
	Share capital	Share premium	Retained earnings	Translation reserve	Available for-sale securities reserve	Hedging reserve	Shareholders' equity	Minority interests	Total equity
	(In £ Millions)
Reserves
Profit for the year			748				748	12	760
Items recognized directly in equity:
Exchange movements				268			268		268
Movement on cash flow hedges						(4)	(4)	1	(3)
Unrealized valuation movements on securities classified as available-for-sale from January 1, 2005:
Unrealized holding losses arising during the year					(773)		(773)		(773)
Less reclassification adjustment for losses included in the income statement					22		22		22

Unrealized investment losses, net					(751)		(751)		(751)
Related change in amortization of deferred income and acquisition costs					307		307		307
Related tax				65	152	1	218		218

Total items recognized directly in equity				333	(292)	(3)	38	1	39

Total income and expense for the year			748	333	(292)	(3)	786	13	799

Cumulative effect of changes in accounting policies on adoption of IAS 32, IAS 39 and IFRS 4, net of applicable taxes at January 1, 2005		2	(173)		397		226	(3)	223
Dividends			(380)				(380)		(380)
Reserve movements in respect of share-based payments			15				15	(1)	14
Change in minority interests arising principally from purchase and sale of venture investment companies and property partnerships of the PAC with-profits fund								26	26
Share capital and share premium
New share capital subscribed	0	55					55		55
Transfer to retained earnings in respect of shares issued in lieu of cash dividends		(51)	51				0		0
Treasury shares
Movement in own shares in respect of share-based payment plans			0				0		0
Movement on Prudential plc shares purchased by unit trusts consolidated under IFRS			3				3		3

Net increase in equity		6	264	333	105	(3)	705	35	740

At beginning of year:
As previously reported under UK GAAP	119	1,558	2,604				4,281	71	4,352
Changes arising from adoption of IFRS			368	(160)			208	66	274

As restated under IFRS	119	1,558	2,972	(160)			4,489	137	4,626

At end of year	119	1,564	3,236	173	105	(3)	5,194	172	5,366

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Statement of Changes in Equity

Year ended December 31

	2004
	Share capital	Share premium	Retained earnings	Translation reserve	Shareholders' equity	Minority interests	Total equity
	(In £ Millions)
Reserves
Profit for the year			517		517	(1)	516
Items recognized directly in equity:
Exchange movements				(172)	(172)		(172)
Related tax				12	12		12

Total items recognized directly in equity				(160)	(160)		(160)

Total income and expense for the year			517	(160)	357	(1)	356

Dividends			(323)		(323)		(323)
Reserve movements in respect of share-based payments			10		10		10
Change in minority interests arising principally from purchase and sale of venture investment companies and property partnerships of the PAC with-profits fund						1	1
Share capital and share premium
Proceeds from Rights Issue, net of expenses	17	1,004			1,021		1,021
Other new share capital subscribed	2	117			119		119
Transfer to retained earnings in respect of shares issued in lieu of cash dividends		(116)	116		0		0
Treasury shares
Movement in own shares in respect of share-based payment plans			(2)		(2)		(2)
Movement on Prudential plc shares purchased by unit trusts consolidated under IFRS			14		14		14

Net increase in equity	19	1,005	332	(160)	1,196	0	1,196

At beginning of year:
As previously reported under UK GAAP	100	553	2,587		3,240	107	3,347
Changes arising from adoption of IFRS			53		53	30	83

As restated under IFRS	100	553	2,640		3,293	137	3,430

At end of year	119	1,558	2,972	(160)	4,489	137	4,626

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Balance Sheets

December 31

Assets	2005	2004
	(In £ Millions)
Goodwill:
Attributable to PAC with-profits fund	607	784
Attributable to shareholders	1,341	1,461

Total	1,948	2,245

Other intangible assets:
PAC with-profits fund	35	798
Other operations	2,405	2,244

Total	2,440	3,042

Other non-investment and non-cash assets:
Property, plant and equipment	910	967
Reinsurers' share of policyholder liabilities	1,278	1,018
Deferred tax assets	755	827
Current tax recoverable	231	159
Accrued investment income	1,791	1,733
Other debtors	1,318	1,188

Total	6,283	5,892

Investments of long-term business, banking and other operations:
Investment properties	13,180	13,303
Investments accounted for using the equity method	5	5
Financial investments:
Loans and receivables	13,245	12,430
Equity securities and portfolio holdings in unit trusts	71,985	54,466
Debt securities	82,471	76,374
Other investments	3,879	2,537
Deposits	7,627	5,271

Total investments	192,392	164,386

Held for sale assets	728	100
Cash and cash equivalents	3,586	4,341

Total assets	207,377	180,006

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Balance Sheets

December 31

Equity and Liabilities	2005	2004
	(In £ Millions)
Equity
Ordinary share capital, 5p par value per share, 3,000 million and 3,000 million shares authorized; 2,387 million and 2,375 million shares issued and outstanding respectively	119	119
Sterling preference share capital, 1p par value per share, 2,000 million and 2,000 million shares authorized, nil and nil shares issued and outstanding respectively	—	—
US dollar preference share capital, 1 cent par value per share, 2,000 million and 2,000 million shares authorized, nil and nil shares issued and outstanding respectively	—	—
Euro preference share capital, 1 cent par value per share, 2,000 million and 2,000 million shares authorized, nil and nil shares issued and outstanding respectively	—	—
Share premium	1,564	1,558
Reserves	3,511	2,812

Shareholders' equity	5,194	4,489
Minority interests	172	137

Total equity	5,366	4,626

Liabilities
Banking customer accounts	5,830	6,607
Policyholder liabilities and unallocated surplus of with-profits funds:*
Insurance contract liabilities	120,436	—
Investment contract liabilities with discretionary participation features	26,523	—
Investment contract liabilities without discretionary participation features	12,026	—
Technical provisions in respect of non-linked business	—	104,996
Technical provisions for linked liabilities	—	24,066
Unallocated surplus of with-profits funds:
Reflecting application of 'realistic' basis provisions for UK regulated with-profits funds	11,357	—
Reflecting previous UK GAAP basis of provisioning	—	16,149

Total policyholder liabilities and unallocated surplus of with-profits funds	170,342	145,211

Core structural borrowings of shareholder-financed operations:
Subordinated debt (other than Egg)	1,646	1,429
Other	1,093	1,368

	2,739	2,797
Egg subordinated debt	452	451

Total	3,191	3,248

Other borrowings:
Operational borrowings attributable to shareholder-financed operations	6,432	6,421
Borrowings attributable to with-profits funds	1,898	2,137
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	4,529	3,819
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	965	808
Current tax liabilities	962	1,018
Deferred tax liabilities	2,991	2,279
Accruals and deferred income	506	655
Other creditors	1,478	996
Provisions	972	1,006
Other liabilities	1,769	1,175
Held for sale liabilities	146	—

Total	14,318	11,756

Total liabilities	202,011	175,380

Total equity and liabilities	207,377	180,006

*
The presentation of insurance and investment contract liabilities to policyholders reflects the adoption of IAS 32, IAS 39 and IFRS 4 at January 1, 2005. The comparative liabilities for 2004 reflect the previous UK GAAP basis.

        The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Cash Flow Statements

Years ended December 31

	2005	2004
	(In £ Millions)
Cash flows from operating activities
Profit before tax*	2,145	1,561
Changes in operating assets and liabilities:
Investments	(21,462)	(14,741)
Banking customer accounts	(861)	(330)
Other non-investment and non-cash assets	(970)	(105)
Policyholder liabilities (including unallocated surplus)	21,126	13,639
Other liabilities (including operational borrowings)	180	1,061
Interest income and expense and dividend income included in profit before tax	(8,410)	(7,371)
Other non-cash items	0	73
Operating cash items:
Interest receipts	5,946	5,660
Dividend receipts	2,680	1,853
Tax paid	(573)	(450)

Net cash flows from operating activities	(199)	850

Cash flows from investing activities
Purchases of property, plant and equipment	(160)	(227)
Proceeds from disposal of property, plant and equipment	6	4
Acquisition of subsidiaries, net of cash balances	(68)	(92)
Disposal of subsidiaries, net of cash balances	252	218

Net cash flows from investing activities	30	(97)

Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations:
Issue	168	344
Redemption	(308)	(61)
Interest paid	(204)	(189)
With-profits operations:
Interest paid	(9)	(9)
Equity capital:
Issues of ordinary share capital	55	1,140
Dividends paid	(380)	(323)

Net cash flows from financing activities	(678)	902

Net (decrease) increase in cash and cash equivalents	(847)	1,655
Cash and cash equivalents at beginning of year	4,341	2,756
Effect of exchange rate changes on cash and cash equivalents	92	(70)

Cash and cash equivalents at end of year	3,586	4,341

*
Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits. It does not represent profit before tax attributable to shareholders.

The accompanying notes are an integral part of these financial statements

F6	Discontinued operations	F-127
Section G: Financial assets and liabilities
G1	Financial instruments—designation and fair values	F-128
G2	Market risk	F-131
G3	Derivatives and hedging	F-134
G4	Derecognition, securitization and collateral	F-137
G5	Impairment of financial assets	F-138
Section H: Other information on balance sheet items
H1	Goodwill	F-138
H2	Other intangible assets	F-141
H3	Reinsurers' share of policyholder liabilities	F-145
H4	Tax assets and liabilities	F-145
H5	Accrued investment income and other debtors	F-147
H6	Property, plant and equipment	F-147
H7	Investment properties	F-149
H8	Investments in participating interests	F-150
H9	Assets and liabilities held for sale	F-154
H10	Cash and cash equivalents	F-154
H11	Shareholders' equity: share capital, share premium and reserves	F-155
H12	Insurance contract liabilities and unallocated surplus of with-profits funds	F-157
H13	Borrowings	F-158
H14	Provisions and contingencies	F-161
H15	Other liabilities	F-168
Section I: Other notes
I1	Staff and pension plans	F-168
I2	Share-based payments	F-179
I3	Key management remuneration	F-189
I4	Fees payable to auditors	F-190
I5	Related party transactions	F-190
I6	Subsidiary undertakings	F-191
I7	Commitments	F-197
I8	Post-balance sheet events	F-197
I9	Foreign exchange translation	F-198
I10	Cash flows	F-198
	Section J: Summary of Material Differences between International Financial Reporting Standards and US Generally Accepted Accounting Principles	F-199
	Section K: Condensed Consolidated US GAAP Financial Statements	F-216

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2005

A:    Background and adoption of International Financial Reporting Standards (IFRS)

A1: Nature of operations

        Prudential plc (the Company) together with its subsidiaries (collectively, the Group or Prudential) is an international financial services group with its principal operations in the UK, the US and Asia. The Group operates in the UK through its subsidiaries, primarily The Prudential Assurance Company Limited (PAC), Prudential Annuities Limited (PAL), Prudential Retirement Income Limited (PRIL), M&G Group Limited and Egg plc. In the US, the Group's principal subsidiary is Jackson National Life Insurance Company (JNL). The Group also has operations in Hong Kong, Malaysia, Singapore, Taiwan and other Asian countries. Prudential offers a wide range of retail financial products and services and fund management services throughout these territories. The retail financial products and services principally include life insurance, pensions and annuities as well as collective investments and deposit and mortgage banking services.

        Long-term business products written in the UK and Asia are principally with-profits deposit administration, other conventional and unitised with-profits policies and non-participating pension annuities in the course of payment. Long-term business also includes linked business written in the UK and Asia. The principal products written by JNL are interest-sensitive deferred annuities and whole-life policies, variable annuities, guaranteed investment contracts, fixed index deferred annuities and term life insurance.

        Prudential plc is a public limited company incorporated and registered in England and Wales. The registered office is:

Laurence Pountney Hill
London
EC4R 0HH
UK Companies House registered number: 1397169

A2: Basis of preparation

        The consolidated financial statements consolidate the Group and the Group's interest in associates and jointly controlled entities. The parent company financial statements present information about the Company as a separate entity and not about the Group.

        The consolidated financial statements have been prepared and approved by the directors in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). Were the Group to apply IFRS as published by the International Accounting Standards Board (IASB), as opposed to EU-endorsed IFRS, no additional adjustments would be required.

        The Group has applied all IFRS and interpretations adopted by the EU at December 31, 2005, and has early adopted the amendment to IAS 39, 'The Fair Value Option' and IAS 19, 'Employee Benefits' (as amended in 2004).

        The Securities and Exchange Commission (SEC) has provided a one-time accommodation relating to financial statements prepared under IFRS for foreign private issuers registered with the SEC. This accommodation applies to companies, such as Prudential, that adopt IFRS prior to or for the first financial year starting on or after January 1, 2007. The accommodation permits eligible foreign private issuers for their first year of reporting under IFRS to file two years rather than three years of income statements, changes in equity and cash flows prepared in accordance with IFRS, with appropriate related disclosure. Prudential has prepared the financial statements in these financial statements in accordance with this accommodation.

        The accounting policies set out below have, unless otherwise stated, been applied consistently to all periods presented in these Group financial statements and in preparing an opening IFRS balance sheet at January 1, 2004 for the purposes of the transition to IFRS. The principal exception is that, as more fully explained below, financial instruments and insurance accounting is determined on different bases in 2005 and 2004 due to the basis of application of the transitional provisions of IFRS 1, 'First-time Adoption of International Financial Reporting Standards' in relation to the standards IAS 32, IAS 39 and IFRS 4.

        The consolidated financial statements do not represent the Prudential's statutory accounts for the purposes of the UK Companies Act 1985. These financial statements are based on the prescribed formats. The Group's external auditors have reported on the 2005 and 2004 statutory accounts and the accounts have been delivered to the UK Registrar of Companies. The auditors' reports were unqualified and did not contain a statement under Section 237 (2) (inadequate accounting records or returns not agreeing with records and returns) or Section 237 (3) (failure to obtain necessary information and explanations) of the UK Companies Act 1985.

        The consolidated financial statements have been prepared in accordance with IFRS and include additional disclosures required under US GAAP. Information related to the nature and effect of differences between IFRS and US GAAP affecting Prudential's consolidated profits and shareholders' funds have been summarized in Note J, 'Summary of Material Differences between IFRS and US Generally Accepted Accounting Principles'. Condensed consolidated US GAAP financial statements are presented in Note K.

        The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

        The years "2005" and "2004" refer to the years ended December 31, 2005 and 2004 respectively.

A3: Critical accounting policies, estimates and judgements

(a)    Critical accounting policies

Adoption of IAS 32, IAS 39 and IFRS 4

        Three standards, IAS 32, 'Financial Instruments: Disclosure and Presentation', IAS 39, 'Financial Instruments: Recognition and Measurement' and IFRS 4, 'Insurance Contracts', have been adopted as at January 1, 2005 rather than January 1, 2004. This treatment is consistent with the policy typically applied by groups with banking operations where the practical consequences of adopting these standards for 2004 are significant.

        Accordingly, the amounts recorded for revenue and expenses and assets and liabilities of certain items reflected in the Group's financial statements are not on a consistent basis in 2005 compared to amounts recorded for the comparative period. The main area where this inconsistency applies is valuation and accounting presentation of fair value movements of derivatives and debt securities of JNL (as described below). In addition, the measurement of assets and liabilities and income and expenses of those UK unit-linked contracts, and those with similar features, that do not contain significant insurance risk, is altered.

Insurance contract accounting

        With the exception of contracts described in note D1, the Group's life assurance contracts are classified as insurance contracts and investment contracts with discretionary participating features. As permitted by IFRS 4, assets and liabilities of these contracts (see below) are accounted for under previously applied GAAP. Accordingly, except as described below, the modified statutory basis (MSB) of reporting as set out in the revised Statement of Recommended Practice (SORP) issued by the Association of British Insurers (ABI) in November 2003 has been applied for the 2005 results.

        In the UK, for the 2004 comparative results, with the exception of minor accounting adjustments, the technical provisions reflect the UK regulatory basis of reporting that has applied previously for many years. This effectively constitutes the Peak 1 basis under the current Financial Services Authority (FSA) regime.

        From January 1, 2005 the Group has chosen to improve its accounting for UK regulated with-profits funds by the voluntary application of the UK accounting standard FRS 27, 'Life Assurance'. Under this standard, the main accounting changes that are required for UK with-profits funds are:

  •
  Derecognition of deferred acquisition costs and related deferred tax; and

  •
  replacement of MSB liabilities with adjusted realistic basis liabilities.

        The primary effect of these changes is to fundamentally alter the basis of accounting and carrying value of deferred acquisition costs (as set out in note H2) and the reported level of unallocated surplus of with-profits funds (as set out in note H12).

        Under UK GAAP, the fund for future appropriations (FFA) represents the excess of assets over policyholder liabilities for the Group's with-profit funds. Under IFRS the FFA is termed unallocated surplus and the Group has opted to account for it wholly as a liability with no allocation to equity. This treatment reflects the fact that shareholders' participation in the cost of bonuses arises only on distribution. As a consequence of this accounting treatment, shareholder profits on with-profits business continue to reflect the one-ninth cost of declared bonus previously applied under UK GAAP.

        For JNL, applying the MSB as applicable to overseas operations, the assets and liabilities of insurance contracts are accounted for under insurance accounting prescribed by US GAAP. For Asian operations the local GAAP is applied with adjustments, where necessary, to comply with IFRS. For Asian operations in countries where local GAAP is not well established and in which the business written is primarily non-participating business, US GAAP is used as the most appropriate proxy to local GAAP.

        The usage of these bases of accounting has varying effects on the way in which product options and guarantees are measured. For UK regulated with-profits funds, for the 2005 results, options and guarantees are valued on a market consistent basis. The basis is described in note D2(d)(ii). For other operations a market consistent basis is not applied under the accounting basis described in note A4. Details of the guarantees, basis of setting assumptions, and sensitivity to altered assumptions are described in notes D3 and D4.

Valuation and accounting presentation of fair value movements of derivatives and debt securities of JNL

        Under IAS 39, derivatives are required to be carried at fair value. Unless hedge accounting is applied, value movements on derivatives are recognized in the income statement.

        For derivative instruments of JNL, the Group has considered at length whether it is appropriate to undertake the necessary operational changes to qualify for hedge accounting so as to achieve matching of value movements in hedging instruments and hedged items in the performance statements. In reaching the decision a number of factors were particularly relevant. These were:

  •
  IAS 39 hedging criteria has been designed primarily in the context of hedging and hedging instruments that are assessable as financial instruments that are either stand-alone or separable from host contracts, rather than, for example, duration characteristics of insurance contracts;

  •
  the high hurdle levels under IAS 39 of ensuring hedge effectiveness at the level of individual hedge transactions for specific transactions;

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

        In this regard, the issues surrounding the IAS 39 application are very similar to those considered by other US life insurers when the US financial reporting standard FAS 133 was first applied for US GAAP reporting. Taking account of these considerations the Group has decided that, except for certain minor categories of derivatives, it is not appropriate to seek to achieve hedge accounting under IAS 39 by completely reconfiguring the structure of JNL's derivative book. As a result of this decision the total income statement results are more volatile as the movements in the value of JNL's derivatives are reflected within it.

        Under IAS 39, unless carried at amortized cost (subject to impairment provisions where appropriate) under the held-to-maturity category, debt securities are also carried at fair value. The Group has chosen not to classify any financial assets as held-to-maturity. Debt securities of JNL are designated as available-for-sale with value movements being recorded as movements within shareholders' equity.

Presentation of results before tax

        The total tax charge for the Group reflects tax that in addition to relating to shareholders' profits is also attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. This is explained in more detail in note F5. However, pre-tax profits are determined after transfers to or from unallocated surplus of with-profits funds. These transfers are in turn determined after taking account of tax borne by with-profits funds. Consequently reported profit before the total tax charge is not representative of pre-tax profits attributable to shareholders. In order to provide a measure of pre-tax profits attributable to shareholders the Group has chosen to adopt an income statement presentation of the tax charge and pre-tax results that delineates between policyholder and shareholder components.

(b)    Critical accounting estimates and judgements

Investments

Determining the fair value of unquoted investments

        Of the Group's financial investments, assets with a fair value of £4.9 billion are not quoted on active markets. Their fair values are determined in full or in part by using valuation techniques. These techniques include discounted cash flow analysis, option-adjusted spread models and enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. This impact would, however, be mostly mitigated by an equal and offsetting transfer to the liability for unallocated surplus as the majority of these investments are held by the UK with-profits fund. Further information on these instruments is provided in note G1.

Determining impairments relating to financial assets

Available-for-sale securities

        Financial investments carried on an available-for-sale basis, such as JNL's debt securities portfolio, are considered to be impaired if there has been a significant and prolonged period of decline in fair value below its amortized cost or if there is objective evidence of impairment. The consideration of this requires management's judgement. Among the factors considered is whether the decline in fair value results from a change in quality of the security itself, or from a downward movement in the market as a whole and the likelihood of recovering the carrying value based on the current and short-term prospects of the issuer. Unrealized losses that are considered to be primarily the result of market conditions, such as increasing interest rates, unusual market volatility, or industry-related events, and where the Group also believes there is a reasonable expectation for recovery and, furthermore, it has the intent and ability to hold the investment until maturity or the market recovery, are usually determined to be temporary. Prudential's review of fair value involves several criteria including economic conditions, credit loss experience, other issuer-specific developments and future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial statements, unrealized losses currently in equity may be recognized in the income statement in future periods.

Assets held at amortized cost

        For financial assets carried at amortized cost, the Group measures the amount of the impairment loss by comparing the carrying amount of the asset with the present value of its estimated future cash flows.

        In estimating the future cash flows, the Group looks at the expected cash flows of the assets and applies historical loss experience of assets with similar credit risks which have been adjusted for conditions in the historical loss experience which no longer exist, or for conditions which are expected to arise. The estimated future cash flows are discounted using the financial asset's original or variable effective interest rate and exclude credit losses that have not yet been incurred.

        The risks inherent in reviewing the impairment of any investment include the risk that market results may differ from expectations; facts and circumstances may change in the future and differ from estimates and assumptions; or the Group may later decide to sell the security as a result of changed circumstances.

Insurance contracts

Product classification

        IFRS 4 requires contracts written by insurers to be classified as either 'insurance contracts' or 'investment contracts' depending on the level of insurance risk transferred. If significant insurance risk is transferred by the contract then it is classified as an insurance contract. Contracts that transfer financial risk but not significant insurance risk are termed investment contracts. Furthermore, some contracts, both insurance and investment, contain discretionary participation features representing the contractual right to receive additional benefits as a supplement to guaranteed benefits. Accordingly, insurers must perform a product classification exercise across their portfolio of contracts issued to determine the allocation to these various categories. Further details of this exercise are given in note D1.

Valuation assumptions

        The Group's insurance contracts and investment contracts with discretionary participation features are primarily with-profits and other protection type policies. For UK regulated with-profits funds for 2005 the contract liabilities are valued by reference to the UK FSA's realistic basis. This is described in note D2. For other contracts, and for UK with-profits contracts in 2004, the liabilities are estimated using actuarial methods based on assumptions relating to premiums, interest rates, investment returns, expenses, mortality and surrenders. The assumptions to which the estimation of these reserves is particularly sensitive are the interest rate used to discount the provision and the assumed future mortality experience of policyholders. Further information on valuation assumptions in respect of the Group's insurance contracts is provided in section D. From the perspective of shareholder's results, the key sensitivity relates to assumed future investment returns for the Taiwan life operation. This sensitivity is discussed in more detail in note D4(g).

Deferred acquisition costs

        Significant costs are incurred in connection with acquiring new insurance business. Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic FSA regime as described in note A4, these costs, which vary with, and are primarily related to, the production of new business, are capitalised and amortized against margins in future revenues on the related insurance policies. The recoverability of the asset is measured and the asset is deemed impaired if the projected future margins are less than the carrying value of the asset. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value of the deferred acquisition cost asset will be necessary.

        The deferral and amortization of acquisition costs is of most relevance to the Group's reported profits for shareholder-financed long-term business operations, principally JNL in the US. In 2005 and 2004, except as described in sections D3(f) and D4(f), the amortization of deferred acquisition costs was at expected levels.

Pensions

        The Group applies the requirements of IAS 19, 'Employee Benefits' to its defined benefit pension schemes. The economic participation in the deficits attaching to the main Prudential Staff Pension Scheme (PSPS) and the smaller Scottish Amicable Pension Scheme (SAPS) are shared between the PAC with-profits sub-fund (WPSF) and shareholder operations. The economic interest reflects the source of contributions over the scheme life, which in turn reflects the activity of the members during their employment. In the case of PSPS, at December 31, 2004, the attribution between WPSF and shareholders' funds was in the ratio 80/20. In 2005, following extensive analysis, this ratio was revised to 70/30. For SAPS the ratio for both 2005 and 2004 is estimated to be 50/50 between the WPSF and shareholders' funds.

Deferred tax

        Deferred tax assets are recognized to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all the available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which the losses can be relieved. The UK taxation regime applies separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets. The judgements made, and uncertainties considered, in arriving at deferred tax balances included in the financial statements are discussed in note H4.

Goodwill

        Goodwill impairment testing requires the exercise of judgement by management as to prospective future cash flows.

A4: Significant accounting policies

(a)    Background

        Description of the accounting policies applied in the 2005 financial statements is complicated by the basis of adoption and application of IFRS standards for 2005 and the 2004 comparative results. Accordingly, the policies set out in note A4(b) below should be read in the context of this background information.

        With the three exceptions, referred to in note A3(a) above, all IFRS standards have been adopted on transition to IFRS from January 1, 2004 on the basis described in this note. The effect of adoption of these standards on previously published 2004 results is explained in note A5.

        IAS 32, IAS 39 and IFRS 4 standards have been adopted from January 1, 2005 when, at the same time, the Group has improved the policy applied for UK regulated with-profits funds. Comparatives have not been restated for this change. Note A6 provides a summary of the changes made in 2005 and their numeric effect on shareholders' equity at January 1, 2005.

        In summary, the accounting bases applied across the two years reflect the following:

Financial instruments (other than long-term business contracts classified as financial instruments)

        For 2004, previous UK GAAP has been applied. For 2005, the adoption of the standards IAS 32 and IAS 39 gives rise to presentation, recognition and measurement changes. The most significant changes relate to the measurement basis of the debt securities and derivatives of JNL. The accounting policies are described in note (b) (i) below.

Long-term business contracts

Income statement

        For 2004, the income statement includes premiums and claim payments on all contracts that were then classified under previous GAAP as insurance, including deposit style 'investment contracts' where the insurance risk in the contracts is insignificant. For 2005, the recognition basis in the income statement remains the same except for investment contracts, as defined under IFRS 4, which do not contain discretionary participation features, where the accounting reflects the deposit nature of the arrangement. Consequently, premiums and claims on these contracts are not recognized in the income statement.

UK regulated with-profits funds

        The UK GAAP basis applied in 2004 was the MSB, which closely reflected the Peak 1 regulatory basis of the UK FSA with the addition of deferred acquisition costs. For 2005, this basis has been replaced under a policy improvement to align with the UK accounting standard FRS 27, 'Life Assurance'.

Other insurance contracts

        UK GAAP has been applied in both 2004 and 2005. In this respect UK GAAP also reflects the MSB. For overseas operations local GAAP or, in some cases, US GAAP has been applied but with the necessary changes to comply with UK GAAP.

Investment contracts

        UK GAAP has been applied for 2004. Investment contracts with discretionary participation features are also accounted for in accordance with UK GAAP in 2005, in common with insurance contracts. For 2005, investment contracts without discretionary participation features are accounted for on a basis that reflects the hybrid nature of the arrangements whereby the deposit component is accounted for as a financial instrument under IAS 39 and the service component is accounted for under IAS 18, 'Revenue'.

Other assets, liabilities, income and expenditure

        All other items are accounted for in both the 2004 and 2005 results and notes on the financial statements under the relevant IFRS standard.

        The summary above should be read in conjunction with the full description of significant accounting policies described elsewhere in this note and in notes A5 and A6 for a comprehensive explanation.

(b)    Accounting policies applied

(i)
Financial instruments (other than long-term business contracts classified as financial instruments under IFRS 4)

2004

        Previous UK GAAP has been applied as follows:

Other than banking business

Equity securities and debt securities

        Equity securities were carried at fair value. Debt securities were carried at fair value, except those held by JNL which, subject to provision for permanent diminutions in value, were carried at amortized cost. Fair value was based on quoted market prices for listed securities, and on quotations provided by external fund managers, brokers, independent pricing services or values as determined by the directors for unlisted securities. Changes in fair value were recognized in investment returns during the year of the change. Debt securities held by JNL were carried at amortized cost as permitted by paragraph 24 of schedule 9A to the Companies Act 1985. The amortized cost basis of valuation was appropriate under the provisions of the ABI SORP for JNL's redeemable debt securities as they were deemed held as part of a portfolio of such securities intended to be held to maturity.

Mortgages and other loans

        Loans collateralized by mortgages and other unsecured loans were carried at unpaid principal balances, net of unamortized discounts and premiums and an allowance for loan losses, except for loans held by UK insurance operations which were carried at fair value. The allowance for loan losses was maintained at a level considered adequate to absorb losses in the mortgage loan portfolio.

Loans to policyholders

        Loans to policyholders were carried at unpaid principal balances and fully collateralized by the cash value of policies.

Deposits with credit institutions

        Deposits with credit institutions were carried at fair value. Changes in fair value were included in investment income for the year.

Derivatives

        With the principal exception of derivatives held by JNL, these instruments were carried at fair value with changes in fair value included in investment income. Derivative instruments of JNL and certain other minor holdings were accounted for at amortized cost.

Banking business

        Debt securities intended to be held for continuing use were carried at cost less any provision for permanent diminution in value. Discount or premiums on purchase were amortized through the profit and loss account over the period from date of purchase to date of maturity.

        Debt securities, which were held for resale, were stated at their net realisable value.

        Derivative instruments were accounted for in a manner consistent with the assets and liabilities or positions being hedged. Profits or losses and interest on these instruments were recognized in accordance with the accounting treatment of the underlying transaction as an adjustment to interest receivable or interest payable.

2005

        The accounting policies for financial instruments in 2005 are changed in a number of areas, as described in note A6. In general, where a fair value basis of measurement was applied for 2004, this basis has been continued for 2005. However, for instruments previously carried at cost, or amortized cost, the general effect of the standards adopted is for the use of fair value to be extended. The most significant changes relate to the measurement basis of the debt securities and derivatives of JNL.

        The accounting policies applied in 2005 are as follows:

Investment classification

        Upon initial recognition, financial investments are measured at fair value. Subsequently, the Group is permitted, subject to specific criteria, to designate its investments as either financial investments at fair value through profit and loss, financial investments held on an available-for-sale basis, financial investments held to maturity, or loans and receivables. The Group holds financial investments on the following bases:

  (i)
  Financial investments at fair value through profit and loss—this comprises assets designated by management as fair value through profit and loss on inception. These investments are measured at fair value with all changes thereon being recognized in investment income.

  (ii)
  Financial investments on an available-for-sale basis—this comprises assets that are designated by management and/or do not fall into any of the other categories. These investments are carried at fair value. Interest income is recognized on an effective interest basis in the income statement. Unrealized gains and losses relating to changes in fair value are recognized in equity. Upon disposal or impairment, accumulated unrealized gains and losses are transferred from equity to the income statement as realized gains or losses.

  (iii)
  Loans and receivables—this comprises investments that have fixed or determinable payments and are not designated as fair value through profit and loss or available-for-sale. These investments include loans collateralized by mortgages, deposits, loans to policyholders and other unsecured loans and receivables. These investments are carried at amortized cost using the effective interest method.

        The Group has designated certain financial assets as fair value through profit and loss as these assets are managed and their performance is evaluated on a fair value basis. These assets represent all of the Group's financial assets except all loans and receivable and debt securities held by JNL and Egg. Debt securities held by JNL and Egg are accounted for on an available-for-sale basis. The use of the fair value option is consistent with the Group's risk management and investment strategies.

        The Group uses the trade date method to account for regular way purchases and sales of financial assets with the exception of Egg's loans and advances to customers which are on a settlement day basis.

Use of fair values

        The Group uses current bid prices to value its quoted investments. Actively traded investments without quoted prices are valued using external broker bid prices. If there is no active established market for an investment, the Group applies an appropriate valuation technique such as a discounted cash flow technique.

Impairments

        The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets not held at fair value through profit and loss is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that a financial asset or group of financial assets is impaired includes observable data that comes to the attention of the Group. For assets designated as available-for-sale, the impairment is measured as the difference between the amortized cost of the asset and its fair value, removed from the available-for-sale reserve within equity and recognized in the income statement.

        For loans and receivables carried at amortized cost, the impairment amount is the difference between amortized cost and the present value of the expected cash flows discounted at the original effective interest rate.

        If, in subsequent periods, an impaired debt security held on an available-for-sale basis or an impaired loan or receivable recovers in value (in part, or in full), and this recovery can be objectively related to an event occurring after the impairment, then the previously recognized impairment loss is reversed through the income statement (in part, or in full).

Derivatives and hedge accounting

        Derivative financial instruments are used to reduce or manage investment, interest rate and currency exposures, to facilitate efficient portfolio management and for investment purposes. The Group's policy is that amounts at risk through derivative transactions are covered by cash or by corresponding assets.

        The Group may designate certain derivatives as hedges. This includes fair value hedges, cash flow hedges and hedges of net investments in foreign operations. If the criteria for hedge accounting are met then the following accounting treatments are applied from the date at which the designation is made and the accompanying requisite documentation is in place:

  (i)
  Hedges of net investments in foreign operations—the effective portion of any change in fair value of derivatives or other financial instruments designated as net investment hedges are recognized in equity. The ineffective portion of changes in the fair value of the hedging instrument is recorded in the income statement. The gain or loss on the hedging instrument recognized directly in equity is recognized in the income statement on disposal of the foreign operation.

  (ii)
  Fair value hedges—movements in the fair value of the hedged item attributable to the hedged risk are recognized in the income statement.

  (iii)
  Cash flow hedges—the effective portion of changes in the fair value of derivatives designated as cash flow hedges are recognized in equity. Movements in fair value relating to the ineffective portion are booked in the income statement. Amounts recognized directly in equity are recorded in the income statement in the periods in which the hedged item affects profit or loss.

        All derivatives that do not meet the relevant hedging criteria are carried at fair value with movements in fair value being recorded in the income statement.

Embedded derivatives

        Embedded derivatives are held by various Group companies including JNL and Egg. They are embedded within other non-derivative host financial instruments to create hybrid instruments. Where economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host instrument, and where the hybrid instrument is not measured at fair value with the changes in fair value recognized in the income statement, depending on the classification of the host instrument, the host is then measured in accordance with the relevant requirements of IAS 39.

Securities lending including repurchase agreements

        The Group is party to various securities lending agreements under which securities are loaned to third parties on a short-term basis. The loaned securities are not derecognized; rather, they continue to be recognized within the appropriate investment classification. The Group's policy is that collateral in excess of 100 per cent of the fair value of securities loaned is required from all securities borrowers and typically consists of cash, debt securities, equity securities or letters of credit.

        In cases where the Group takes possession of the collateral under its securities lending programme, the collateral, and corresponding obligation to return such collateral are recognized in the consolidated balance sheet. To further minimize credit risk, the financial condition of counterparties is monitored on a regular basis.

Derecognition of financial assets and liabilities

        The Group's policy is to derecognize financial assets when it is deemed that substantially all the risks and rewards of ownership have been transferred. The Group also derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire. Where the Group neither transfers nor retains substantially all the risks and rewards of ownership, the Group will derecognize the financial asset where it is deemed that the Group has not retained control of the financial asset.

        Where the transfer does not result in the Group transferring the right to receive the cash flows of the financial assets, but does result in the Group assuming a corresponding obligation to pay the cash flows to another recipient, the financial assets are also accordingly derecognized providing the following conditions are met:

  •
  The Group has no obligation to pay amounts to the eventual recipients unless it collects the equivalent amounts from the original asset;

  •
  the Group is prohibited by the terms of the transfer contract from selling or pledging the original asset; or

  •
  the Group has no obligation to remit any cash flows it collects on behalf of the eventual recipients without material delay.

        The Group derecognizes financial liabilities only when the obligation specified in the contract is discharged, cancelled or has expired.

Securitization of assets

        Egg has issued debt securities in order to finance certain portfolios of loan and investment assets. These obligations are secured on Egg's assets. The securitized assets and the related liabilities are presented gross within the relevant headings in the balance sheet under the 'gross presentation' method.

Borrowings

        Although initially recognized at fair value, net of transaction costs, borrowings, excluding liabilities of consolidated collateralized debt obligations, are subsequently accounted for on an amortized cost basis using the effective interest method. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds (net of related issue costs) is amortized through the income statement to the date of maturity.

Financial liabilities designated at fair value through profit and loss

        The Group has designated under IAS 39 classification, certain financial liabilities at fair value through profit and loss as these instruments are managed and their performance evaluated on a fair value basis. These instruments include liabilities related to consolidated collateralized debt obligations and net assets attributable to unit holders of consolidated unit trusts and similar funds.

(ii)
Long-term business contracts

Income statement treatment

2004

Premiums and claims

        Premium and annuity considerations for conventional with-profits policies and other protection type insurance polices are recognized when due. Premiums and annuity considerations for linked policies, unitised with-profits and other investment type policies are recognized when received or, in the case of unitised or unit-linked policies, when units are issued. These amounts exclude any taxes or duties assessed based on premiums.

        Policy fees charged on linked and unitised with-profits policies for mortality, asset management and policy administration are recognized as revenue when related services are provided.

        Claims paid include maturities, annuities, surrenders and deaths. Maturity claims are recorded on the policy maturity date. Annuity claims are recorded when the annuity becomes due for payment. Surrenders are recorded when paid, and death claims are recorded when notified.

        Premiums and claims include receipts and payments on deposit style 'investment contracts' where the insurance risk in the contracts is insignificant.

Acquisition costs

        Costs of acquiring new business, principally commissions, marketing and advertising costs and certain other costs associated with policy issuance and underwriting that are not reimbursed by policy charges are specifically identified and capitalised as deferred acquisition costs (DAC), which are included as an asset in the balance sheet. The DAC asset is amortized against margins in future revenues on the related insurance policies, to the extent that the amounts are recoverable out of the margins. Recoverability of the unamortized DAC asset is assessed at the time of policy issue, and reviewed if profit margins have declined.

2005

        For 2005, the recognition basis in the income statement remains the same except for investment contracts which do not contain discretionary participating features, where the accounting reflects the deposit nature of the arrangement, with premium and claims reflected as deposits and withdrawals taken directly to the balance sheet.

        Under IFRS, investment contracts (excluding those with discretionary participation features) are required to be accounted for as financial liabilities in accordance with IAS 39 and, where relevant, the provisions of IAS 18, in respect of the attaching investment management features of the contracts. The Group's investment contracts primarily comprise of certain unit-linked savings contracts in the UK and Asia and contracts with fixed and guaranteed terms in the US (such as guaranteed investment contracts and annuity-certains).

        Incremental, directly attributable acquisition costs relating to the investment management element of these contracts are capitalised and amortized in line with the related revenue. If the contracts involve up-front charges, this income is also deferred and amortized through the income statement in line with contractual service provision.

UK regulated with-profits funds

2004

        The UK GAAP basis applied in 2004 was the MSB, which closely reflected the Peak 1 regulatory basis of the UK FSA.

        Prudential's long-term business written in the UK comprises predominantly life insurance policies under which the policyholders are entitled to participate in the returns of the funds supporting these policies. Business similar to this type is also written in certain of the Group's Asian operations and subject to local market and regulatory conditions. Such policies are called 'with-profits' policies. Prudential maintains with-profits funds within the Group's long-term business funds, which segregate the assets and liabilities and accumulate the returns related to that with-profits business. The amounts accumulated in these with-profits funds are available to provide for future policyholder benefit provisions and for bonuses to be distributed to with-profits policyholders. The bonuses, both annual and final, reflect the right of the with-profits policyholders to participate in the financial performance of the with-profits funds. Shareholders' profits with respect to bonuses declared on with-profits business correspond to the shareholders' share of the cost of bonuses as declared by the Board of directors. The shareholders' share currently represents one-ninth of the cost of bonuses declared for with-profits policies.

        Annual bonuses are declared and credited each year to with-profits policies. The annual bonuses increase policy benefits and, once credited, become guaranteed. Annual bonuses are charged to the profit and loss account in the year declared. Final bonuses are declared each year and accrued for all policies scheduled to mature and death benefits expected to be paid during the next financial year. Final bonuses are not guaranteed and are only paid on policies that result from claims through the death of the policyholder or maturity of the policy within the period of declaration or by concession on surrender. No policyholder benefit provisions are recorded for future annual or final bonus declarations.

Conventional with-profits business

        Future policyholder benefit provisions on conventional with-profits and other protection-type policies were calculated using the net premium valuation method. The net premium was calculated such that it would be sufficient at the outset of the policy to provide only for the discounted value of the original guaranteed death and maturity benefits on the chosen valuation assumptions. The provision was then calculated by subtracting the present value of future net premiums from the present value of future benefits (including vested bonuses) using a prudent discount rate.

        Under the net premium valuation method, vested bonuses were included in the cash flows assessed but future allocations of bonuses are not included explicitly, although they were implicitly taken into account in the discount rate used, which was based on the return available on suitable investments. The detailed methodology for UK companies is included in regulations contained in the FSA rules. In particular, the returns available from equity and property assets are based on expected income and/or earnings and no allowance was made for potential future capital growth.

Accumulating with-profits business

        For accumulating with-profits business, the calculation of the long-term business provision was based on a gross premium bonus reserve valuation. In general terms, a gross premium valuation basis is one in which the premiums brought into account are the full amounts receivable under the contract. The method included explicit estimates of premiums, expected claims, future regular bonuses, costs of maintaining contracts and future renewal expenses. Cash flows were discounted at the valuation rate of interest. The methodology for UK companies is included in the FSA rules. The discount rate was based on the expected return on the assets deemed to back the liabilities as prescribed by the FSA rules.

        For PAC business, the calculation was based on a valuation under which future reversionary bonuses were added to the guaranteed liabilities existing at the valuation date. The provision was then calculated as the present value of future policyholder benefits plus the present value of future expenses, without assumption for withdrawals.

        An addition was made in respect of future premiums if this produced a higher provision. The assumptions to which the estimation of the long-term business provision was particularly sensitive included the assumed future reversionary bonuses, the interest rate used to discount the provision, the assumed future per policy expenses and the assumed future mortality experience of policyholders.

        For PAC business, the provision was taken as the lower of:

  •
  The accumulated fund or the value at the bid price of the notional number of units allocated to policyholders, in both cases excluding final bonus; and

  •
  the surrender or transfer value which, having regard to policyholders' reasonable expectations, would be payable at the valuation date, or, if greater, the value of the guaranteed liabilities excluding final bonus calculated on a gross premium bonus reserve method.

        The amounts shown in the consolidated balance sheet for the year ended December 31, 2004, for with-profits contracts and unallocated surplus of the PAC with-profits fund have been determined in accordance with the MSB. With the exception of minor accounting adjustments, the technical provisions reflect the UK regulatory basis of reporting that has applied for many years, and which effectively constitutes the Peak 1 basis under the new FSA regime.

2005

        For 2005, the basis described above has been replaced under a policy improvement to align with the UK accounting standard FRS 27, 'Life Assurance'.

        FRS 27 is underpinned by the FSA's Peak 2 basis of reporting. This Peak 2 basis, which came into effect for the first time for 2004 regulatory reporting, requires the value of liabilities to be calculated as:

  •
  A with-profits benefits reserve (WPBR); plus

  •
  future policy related liabilities (FPRL); plus

  •
  the realistic current liabilities of the fund.

        The WPBR is primarily based on the retrospective calculation of accumulated asset shares but is adjusted to reflect future policyholder benefits and other outgoings. By contrast, the Peak 1 basis addresses, at least explicitly, only declared bonuses.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2005

A:    Background and adoption of International Financial Reporting Standards (IFRS)

        The FPRL must include a market consistent valuation of costs of guarantees, options and smoothing, less any related charges, and this amount is determined using either a stochastic approach, hedging costs or a series of deterministic projections with attributed probabilities. Under the Peak 1 basis there is an allowance on a deterministic basis for the intrinsic value of these costs.

        The assumptions used in the stochastic models are calibrated to produce risk-free returns on each asset class. Volatilities of, and correlations between, investment returns from different asset classes are as determined by the Group's Portfolio Management Group but are also market consistent.

        The cost of guarantees, options and smoothing is very sensitive to the bonus, market value reduction (MVR) and investment policy the Company employs and therefore the stochastic modelling incorporates a range of management actions that would help to protect the fund in adverse scenarios. Substantial flexibility has been included in the modelled management actions in order to reflect the discretion that the Company retains in adverse investment conditions, thereby avoiding the creation of unreasonable minimum capital requirements. The management actions assumed are consistent with management's policy for with-profits funds and the disclosures made in the publicly available Principles and Practices of Financial Management.

        Under FRS 27, the main changes that are required for UK with-profits funds are:

  •
  Derecognition of deferred acquisition costs and related deferred tax; and

  •
  replacement of MSB liabilities for with-profits business with adjusted realistic basis liabilities.

        Adjusted realistic basis liabilities represent the Peak 2 basis realistic liabilities for with-profits business included in Form 19 of the FSA regulatory returns, but after excluding the element for the shareholders' share of the future bonuses. This latter item is recognized as a liability for the purposes of regulatory returns but, for accounting purposes under FRS 27, consistent with the current basis of financial reporting, shareholder transfers are recognized only on declaration.

Unallocated surplus

        The unallocated surplus represents the excess of assets over policyholder liabilities for the Group's with-profits funds. In 2005, as allowed under IFRS 4, the Group has opted to continue to record unallocated surplus of with-profits funds wholly as a liability. The annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from) the unallocated surplus each year through a charge (credit) to the income statement. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance of the unallocated surplus is determined after full provision for deferred tax on unrealized appreciation on investments.

Other insurance contracts (contracts which contain significant insurance risk as defined under IFRS 4)

        UK GAAP has been applied in both 2004 and 2005. UK GAAP for these contracts reflects the MSB. Under this basis the following approach applies.

UK insurance contracts

        Other UK insurance contracts, including unit-linked contracts, that contain significant insurance risk, are accounted for consistently in 2004 and 2005. Segregated accounts are established for linked business for which policyholder benefits are wholly or partly determined by reference to specific investments or to an investment-related index. The interest rates used in establishing policyholder benefit provisions for pension annuities in the course of payment are adjusted each year. Mortality rates used in establishing policyholder benefit provisions were based on published mortality tables adjusted to reflect actual experience.

Overseas subsidiaries

        Results of overseas subsidiaries are determined initially using local GAAP bases of accounting with subsequent adjustments where necessary to comply with the Group's accounting policies.

Jackson National Life

        The future policyholder benefit provisions for JNL's conventional protection-type policies are determined using the net level premium method under US GAAP principles and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviations. For non-conventional protection-type policies, the policyholder benefit provision included within policyholder liabilities in the consolidated balance sheet is the policyholder account balance.

        For the business of JNL, the determination of the expected emergence of margins, against which the amortization profile of the DAC asset is established, is dependent on certain key assumptions. For single premium deferred annuity business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders. For variable annuity business, the key assumption is the expected long-term level of equity market returns which, for 2005 and 2004, was 8.4 per cent per annum implemented using a mean reversion methodology. These returns affect the level of future expected profits through their effects on fee income and the required level of provision for guaranteed minimum death benefit claims.

        In 2005, JNL accounts for the majority of its investment portfolio on an available-for-sale basis (see investment policies above) whereby unrealized gains and losses are recognized directly in equity. As permitted by IFRS 4, JNL has used shadow accounting. Under shadow accounting, to the extent that recognition of unrealized gains or losses on available-for-sale securities causes adjustments to the carrying value and amortization patterns of deferred acquisition costs and deferred income, these adjustments are recognized directly in equity to be consistent with the treatment of the gains or losses on the securities.

Asian operations

        The future policyholder benefit provisions for Asian businesses are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with UK GAAP. For the Hong Kong business, which is a branch of the PAC, and the Singapore and Malaysian operations the valuation principles and sensitivities to changes of assumptions of conventional with-profits and other protection-type policies are similar to those described above for equivalent products written by the UK operations.

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

        Although the basis of valuation of Prudential's overseas operations is in accordance with the requirements of the Companies Act 1985 and ABI SORP, the valuation of policyholder benefit provisions for these businesses may differ from that determined on a UK MSB for UK operations with the same features.

Liability adequacy

        The Group performs liability adequacy testing on its insurance provisions to ensure that the carrying amounts of provisions (less related deferred acquisition costs and present value of in-force business—see policy on Business Acquisitions and Disposals) is sufficient to cover current estimates of future cash flows. When performing the liability adequacy test, the Group discounts all contractual cash flows and compares this amount to the carrying value of the liability. Any deficiency is immediately charged to the income statement.

Reinsurance

        In the normal course of business, the Group seeks to reduce loss exposure by reinsuring certain levels of risk in various areas of exposure with other insurance companies or reinsurers. An asset or liability is recognized in the consolidated balance sheet representing premiums due to or payments due from reinsurers, and the share of losses recoverable from reinsurers. The measurement of reinsurance assets is consistent with the measurement of the underlying direct insurance contracts.

        Gains arising on the purchase of reinsurance contracts by JNL are deferred and amortized over the contract duration. Any loss is recognized in the income statement immediately.

Investment contracts (contracts which do not contain significant insurance risk as defined under IFRS 4)

        For investment contracts with discretionary participation features, the accounting basis in 2005 and 2004 is consistent with the accounting for similar with-profits insurance contracts. For investment contracts without discretionary participation features, UK GAAP has been applied for 2004. For 2005, investment contracts are accounted for on a basis that reflects the hybrid nature of the arrangements whereby part is accounted for as a financial instrument under IAS 39 and the investment management service component is accounted for under IAS 18 as described in note A6.

        For those investment contracts in the US with fixed and guaranteed terms, the Group uses the amortized cost model to measure the liability. On contract inception the liability is measured at fair value less incremental, directly attributable, acquisition costs. Remeasurement at future reporting dates is on an amortized cost basis utilising an effective interest rate methodology whereby the interest rate utilised discounts to the net carrying amount of the financial liability.

        Those investment contracts without fixed and guaranteed terms are designated at fair value through profit and loss. Fair value is based upon the fair value of the underlying assets of the fund. Where the contract includes a surrender option its carrying value is subject to a minimum carrying value equal to its surrender value.

(iii)  Other assets, liabilities, income and expenditure

        All other items are accounted for in both the 2004 and 2005 results and notes on the financial statements under the relevant IFRS standard.

Basis of consolidation

        The Group consolidates those entities it is deemed to control. The degree of control is determined by the ability of the Group to govern the financial and operating policies of an entity in order to obtain benefits. Consideration is made of other factors such as potential voting rights.

        The Group has consolidated some special purpose entities (SPE), such as funds holding collateralized debt obligations (CDO) where equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. These SPEs are consolidated because the Group is deemed to control them under IFRS.

        Where the Group holds investments in Open-ended Investment Companies (OEICs) and unit trusts and the Group's ownership share falls marginally below 50 per cent due to the fluctuating nature of the internal and external participation in these vehicles, the Group will continue to consolidate the OEIC or unit trust when the fall in percentage ownership below 50 per cent is deemed to be temporary.

        Where the Group exercises significant influence or has the power to exercise significant influence over an entity, generally through ownership of 20 per cent or more of the entity's voting rights, but does not control the entity then this is considered to be an investment in an associate. With the exception of those referred to below, the Group's investments in associates are recorded at the Group's share of the associate's net assets. The carrying value of investments in associates is adjusted each year for the Group's share of the entities' profit or loss. This does not apply to investments in associates held by the Group's insurance or investment funds including the venture capital business or mutual funds and unit trusts, which are carried at fair value through profit and loss.

        The Group's investments in joint ventures are recognized using proportional consolidation whereby the Group's share of an entity's individual balances are combined line-by-line with similar items into the Group financial statements.

        Other interests in entities, where significant influence is not exercised, are carried as investments at fair value through profit and loss.

        The consolidated financial statements of the Group include the assets, liabilities and results of the Company and subsidiary undertakings in which Prudential has a controlling interest, using accounts drawn up to December 31, 2005 except where entities have non-coterminous year ends. In such cases, the information consolidated is based on the accounting period of these entities and is adjusted for material changes up to December 31. Accordingly, the information consolidated is deemed to cover the same period for all entities throughout the Group. The results of subsidiaries are included in the financial statements from the date acquired to the effective date of disposal. All inter-company transactions are eliminated on consolidation. Results of investment management activities include those for managing internal funds.

Investment properties

        Investments in tenant occupied leasehold and freehold properties are carried at fair value, with changes in fair value included in the income statement. Properties are valued annually either by the Group's qualified surveyors or professional external valuers using The Royal Institution of Chartered Surveyors (RICS) guidelines. The RICS guidelines apply separate assumptions to the value of the land, buildings, and tenancy associated with each property. Each property is externally valued at least once every three years. The cost of additions and renovations is capitalised and considered when estimating fair value.

        Leases of investment property where the Group has substantially all the risks and rewards of ownership are classified as finance leases (leasehold property). Finance leases are capitalised at the lease's inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. Where a lease has a contingent rent element, the rent is calculated in accordance with individual lease terms and charged as an expense as incurred.

Pension schemes

        The Group operates a number of pension schemes around the world. The largest of these schemes is the PSPS, a defined benefit scheme. The Group also operates defined contribution schemes. Defined contribution schemes are schemes where the Company pays contributions into a fund and the Company has no legal or constructive obligation to pay further contributions should the assets of that fund be insufficient to pay the employee benefits relating to employee service in both current and prior periods. Defined benefit schemes are post-employment benefits plans that are not defined contribution schemes.

        For the Group's defined benefit schemes, if the present value of the defined benefit obligation exceeds the fair value of the schemes assets, then a liability is recorded in the Group's balance sheet. The Group utilises the projected unit credit method to calculate the defined benefit obligation. Estimated future cash flows are then discounted at a high-quality corporate bond rate to determine its present value. These calculations are performed by independent actuaries.

        The plan assets of the Group's pension schemes exclude several insurance contracts that have been issued by the Group. These assets are excluded from plan assets in determining the pension obligation recognized in the consolidated balance sheet.

        The aggregate of the actuarially determined service costs of the currently employed personnel and the unwind of discount on liabilities at the start of the period, less the expected investment return on scheme assets at the start of the period, is charged to the income statement. Actuarial gains and losses as a result of changes in assumptions or experience variances are also charged or credited to the income statement.

        Contributions to the Group's defined contribution schemes are expensed when due. Once paid, the Group has no further payment obligations. Any prepayments are reflected as an asset on the balance sheet.

Share-based payments

        The Group offers share award and option plans for certain key employees and a Save As You Earn plan (SAYE) plan for all UK and certain overseas employees. The arrangements for distribution to employees of shares held in trust relating to share award plans and for entitlement to dividends depend upon the particular terms of each plan. Shares held in trust relating to these plans are conditionally gifted to employees.

        The compensation expense charged to the income statement is primarily based upon the fair value of the options granted, the vesting period and the vesting conditions. The Group revises its estimate of the number of options likely to be exercised at each balance sheet date and adjusts the charge to the income statement accordingly. Where the share-based payment depends upon vesting outcomes attaching to market-based performance conditions, additional modelling is required to take into account these conditions which effectively estimates the number of shares expected to vest. No subsequent adjustment is then made to the fair value charge for awards that do not vest on account of these performance conditions not being met.
        The Company has established trusts to facilitate the delivery of Prudential plc shares under employee incentive plans and savings-related share option schemes. The cost to the Company of acquiring these treasury shares held in trusts is shown as a deduction from shareholders' equity.

Tax

        The Group's UK subsidiaries each file separate tax returns. JNL and other foreign subsidiaries, where permitted, file consolidated income tax returns. In accordance with UK tax legislation, where one domestic UK company is a 75 per cent owned subsidiary of another UK company or both are 75 per cent owned subsidiaries of a common parent, the companies are considered to be within the same UK tax group. For companies within the same tax group, trading profits and losses arising in the same accounting period may be offset for purposes of determining current and deferred taxes.

        Current tax expense is charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. To the extent that losses of an individual UK company are not offset in any one year, they can be carried back for one year or carried forward indefinitely to be offset against profits arising from the same company.

        Deferred taxes are provided under the liability method for all relevant temporary differences, being the difference between the carrying amount of an asset or liability in the balance sheet and its value for tax purposes. IAS 12, 'Income Taxes' does not require all temporary differences to be provided for, in particular, the Group does not provide for deferred tax on undistributed earnings of subsidiaries where the Group is able to control the timing of the distribution and the temporary difference created is not expected to reverse in the foreseeable future. The tax effects of losses available for carry forward are recognized as an asset. Deferred tax assets are only recognized when it is probable that future taxable profits will be available against which these losses can be utilised. Deferred tax related to charges or credits taken directly to equity is also credited or charged directly to equity and is subsequently recognized in the income statement together with the deferred gain or loss.

        The tax charge for long-term business includes tax expense on with-profits funds attributable to both the policyholders and the shareholders. Different tax rules apply under UK law depending upon whether the business is life insurance or pension business. Tax on the life insurance business is based on investment returns less expenses attributable to that business. Tax on the pension business is based on the shareholders' profits or losses attributable to that business. The shareholders' portion of the long-term business is taxed at the shareholders' rate with the remaining portion taxed at rates applicable to the policyholders.

Property, plant and equipment

        All property, plant and equipment such as owner occupied property, computer equipment and furniture and fixtures, are carried at depreciated cost. Costs including expenditure directly attributable to the acquisition of the assets are capitalised. Depreciation is calculated and charged on a straight-line basis over an asset's estimated useful life. The residual values and useful lives are reviewed at each balance sheet date. If the carrying amount of an asset is greater than its recoverable amount then its carrying value is written down to that recoverable amount.

        Leasehold improvements to owner occupied property are depreciated over the life of the lease. Assets held under finance leases are capitalised at their fair value.

Business acquisitions and disposals

        Business acquisitions are accounted for by applying the purchase method of accounting, which adjusts the net assets of the acquired company to fair value at the date of purchase. The excess of the costs of acquisition over the fair value of the acquired entity is recorded as goodwill. Should the fair value of the identifiable assets and liabilities of the entity exceed the cost of acquisition then this is recognized immediately in the income statement. Income and expenses of acquired entities are included in the income statement from the date of acquisition. Revenues and expenses of entities sold during the period are included in the income statement up to the date of disposal. The gain or loss on disposal is calculated as the difference between sale proceeds net of selling costs less the net assets of the entity at the date of disposal.

        For life insurance company acquisitions, the adjusted net assets include an identifiable intangible asset for the present value of in-force business which represents the profits that are expected to emerge from the acquired insurance business. The present value of in-force business is calculated using best estimate actuarial assumptions for interest, mortality, persistency and expenses and is amortized over the anticipated lives of the related contracts in the portfolio. An intangible asset may also be recognized in respect of acquired investment management contracts representing the fair value of contractual rights acquired under these contracts.

        The Company uses the economic entity method to purchase minority interests. Under the economic entity method any difference between consideration and the share of net assets acquired is recorded directly in equity.

Goodwill

        Goodwill arising on acquisitions of subsidiaries and businesses is capitalised and carried on the Group balance sheet as an intangible asset at initial value less any accumulated impairment losses. Goodwill impairment testing is conducted annually and when there is an indication of impairment. For the purposes of impairment testing, goodwill is allocated to cash generating units. These cash generating units reflect the smallest group of assets that includes the goodwill and generates cash flows that are largely independent of the cash inflows from other groups of assets. If the carrying amount of the cash generating unit exceeds its recoverable amount then the goodwill is considered impaired. Impairment losses are recognized immediately in the income statement and may not be reversed in future periods.

Cash and cash equivalents

        Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days maturity from the date of acquisition.

Rights of offset

        Assets and liabilities in the consolidated financial statements are only reported on a net basis when there is a legally enforceable right to offset and there is an intention to settle on a net basis.

Segments

        In accordance with IAS 14, 'Segment Reporting' the Group reports its results and certain other financial information by primary and secondary segments. The Group's primary segments are its business segments, namely, long-term business, banking and broker-dealer and fund management. The Group's secondary segments are its geographical segments, namely, UK, US and Asia.

Shareholders' dividends

        Dividends to shareholders are recognized as a liability in the period in which they are declared. Where scrip dividends are issued, the value of such shares, measured as the amount of the cash dividend alternative, is credited to reserves and the amount in excess of the nominal value of the shares issued is transferred from the share premium account to retained earnings.

Share capital

        Where there is no obligation to transfer assets, shares are classified as equity. The difference between the proceeds received on issue of the shares, net of share issue costs, and the nominal value of the shares issued, is credited to share premium. Where the Company purchases shares for the purposes of employee incentive plans, the consideration paid, net of issue costs, is deducted from retained earnings. Upon issue or sale any consideration received is credited to retained earnings net of related costs.

Foreign exchange

        The Group's consolidated financial statements are presented in pound sterling, the Group's presentation currency. Accordingly, the results and financial position of foreign subsidiaries must be translated into the presentation currency of the Group from their functional currencies i.e. the currency of the primary economic environment in which the entity operates. All assets and liabilities of foreign subsidiaries are converted at year end exchange rates whilst all income and expenses are converted at average exchange rates where this is a reasonable approximation of the rates prevailing on transaction dates. The impact of these currency translations is recorded as a separate component of equity.

        Foreign currency borrowings that have been used to provide a hedge against Group equity investments in overseas subsidiaries, are translated at year end exchange rates and taken directly to shareholders' equity. Other foreign currency monetary items are translated at year end exchange rates with changes recognized in the income statement. Foreign currency transactions are translated at the spot rate prevailing at the time.

A5: Changes from previous accounting basis and reconciliation to previously published 2004 results on first-time adoption of IFRS

        The changes of accounting policies from those applied for UK GAAP that arise on the conversion to IFRS basis reporting are numerous and extend to many elements of income, expenditure, assets and liabilities. The policy changes from the previously published 2004 UK GAAP audited financial statements which are of significance to reported results are detailed below. These changes affect the basis of preparation for the results for 2004, 2005 and, subject to policy changes, future accounting periods. In addition to these changes, significant additional policy changes arose in 2005. These additional changes are not required to be retrospectively applied to the 2004 results. The additional changes that affect the 2005 results are described in note A6.

Basis of preparation

        Under UK GAAP, the Group's consolidated financial statements were previously prepared in accordance with applicable accounting standards under UK GAAP including being in accordance with the SORP issued in November 2003 by the ABI.

        The date of adoption of IFRS is January 1, 2004. As at that date the Group has applied all IASB standards on a basis prescribed or permitted by those standards in the preparation of its consolidated financial statements.

        In general, a Group is required to determine its IFRS accounting policies and apply those retrospectively to determine its opening balance sheet under IFRS. However, in accordance with IFRS 1, the Group has applied the mandatory exceptions and certain optional exemptions from full retrospective application of IFRS.

        Significant exemptions from full retrospective application elected by the Group are as follows:

Business combinations

        The Group has elected not to apply retrospectively the provisions of IFRS 3, 'Business Combinations' to business combinations that occurred prior to January 1, 2004. At the date of adoption, therefore, no adjustment was made between UK GAAP and IFRS shareholders' equity for any historical business combination. Consistent with this approach, goodwill recognized in the opening balance sheet at January 1, 2004 for acquired businesses that have previously been consolidated, is the same as previously shown under UK GAAP. Goodwill on newly consolidated entities, for example on venture subsidiaries of the PAC with-profits fund, is determined by reference to net identifiable assets at transition date.

Comparatives

        The Group has taken advantage of the exemption within IFRS that allows comparative information presented in the first year of adoption of IFRS not to comply with the standards IAS 32, IAS 39 and IFRS 4.

Consolidation principles

Inter-company transactions

        Previously, under UK GAAP, all inter-company transactions were eliminated on consolidation except for investment management fees charged by M&G and the Group's US and Asia fund management operations to long-term business funds.

        Under IFRS, all inter-company transactions are eliminated on consolidation. Investment management fees charged by M&G, and the Group's US and Asia fund management operations to long-term business funds are recorded within inter-segment revenue and expenditure as set out in note D but eliminated on consolidation in the income statement.

Entities subject to consolidation

        Previously, under UK GAAP, the assets and liabilities and results of entities were consolidated where Prudential had a controlling interest under the terms of Companies Act legislation, FRS 2, 'Accounting for Subsidiary Undertakings' and other relevant UK GAAP interpretations.

        Entities are consolidated under IFRS if they fall within the scope of IAS 27, 'Consolidated and Separate Financial Statements' and the IFRIC interpretation, SIC 12, 'Consolidation—Special Purpose Entities', of the IASB. Under IFRS, certain investment vehicles are newly consolidated due to the requirements differing from UK GAAP.

Basis of presentation of tax charges

        Historically, under Companies Act requirements, tax charges attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies were charged, together with tax charges attributable to the long-term business result attributable to shareholders, as an expense in the long-term business technical account of the profit and loss account. In the non-technical section (i.e. the summary profit and loss section attributable to shareholders) the post-tax balance transferred from the long-term business technical account was grossed up by attributable shareholder tax to derive the pre-shareholder tax long-term business result. Tax charges in the non-technical account reflected the aggregate of the shareholder tax on the long-term business result and on the Group's other results.

        Under UK Listing Authority rules, profit before tax is required to be presented. This requirement, coupled with the fact that IFRS does not contemplate tax charges which are attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies, necessitates the reporting of total tax charges within the presented results. The result before all taxes i.e. 'profit before tax' as shown in the income statement represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders. Separately, within the income statement 'profit before tax attributable to shareholders' is shown after deduction of taxes attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. Tax charges on this measure of profit reflect the tax charges attributable to shareholders. In determining the tax charges attributable to shareholders, the Group has applied a methodology consistent with that previously applied under UK GAAP reflecting the broad principles underlying the tax legislation of life assurance companies.

Pension costs

        Under UK GAAP, the Group applied the provisions of SSAP 24, 'Pension Costs'. Consistent with the surplus financial position of the PSPS (which accounts for 90 per cent of the liabilities of the Group's defined benefit pension schemes) at 5 April 2002, which was at the time when the scheme was last subject to a full triennial actuarial valuation, and the scheme rules over minimum levels of funding, no SSAP 24 basis prepayment or provision has been reported in the Group's UK GAAP balance sheet. Additional disclosures were made in the notes to the Group's financial statements concerning the Group's UK defined benefit schemes, applying the methodology prescribed by FRS 17, 'Retirement Benefits'.

        Under IAS 19, 'Employee Benefits', the impact of the surplus or deficit of defined benefit pension schemes on the consolidated net assets of the Group is determined by the difference between the fair value of assets held within the schemes and the net present value of projected future cash flows based on accrued liabilities. The net present value is determined by applying a discount rate based on the yield at the balance sheet date on high-quality corporate bonds.

        The deficits on the Group's defined benefit pension schemes are apportioned between shareholders' equity and unallocated surplus of the PAC with-profits fund based on the weighted cumulative activity attaching to the contributions paid into the schemes in the past. For the PSPS scheme for 2004 it was estimated that 80 per cent of the deficit was attributable to the PAC with-profits sub-fund and 20 per cent to shareholder-backed operations. For 2005, following further detailed consideration of the sourcing of previous contributions by group companies and funds, the ratio has been altered to 70/30 for the allocation of the deficit between the PAC with-profits sub-fund and shareholder-backed operations, respectively.

        The IFRS income statement charge for pension costs normally comprises two items, namely:

        (a)   The aggregate of the actuarially determined service cost of the currently employed personnel, the unwind of discount on liabilities at the start of the year, less the expected investment return on the scheme assets at the start of the reporting year; and

        (b)   Actuarial gains and losses. These gains and losses arise from changes in assumptions, the difference between actual and expected investment return on the scheme assets, and experience gains and losses on liabilities.

Goodwill

        Under UK GAAP, with effect from January 1 1998, goodwill arising from acquisitions was recognized as an asset on the balance sheet and amortized through the consolidated profit and loss account on a straight-line basis over its estimated useful life, not exceeding 20 years. Prior to January 1 1998, goodwill relating to acquisitions was charged directly to shareholders' funds. As permitted under the transitional arrangements of FRS 10, 'Goodwill and Intangible Assets', amounts previously charged to shareholders' funds were not reinstated as assets in the UK GAAP balance sheet.

        Under IFRS, subject to reassessment of previously recognized assets and liabilities in accordance with IFRS 1, the goodwill balance at January 1, 2004 reflects the carrying value of UK GAAP goodwill for previously consolidated entities at that date on the basis described above, as well as goodwill on certain newly consolidated entities. Under IFRS, goodwill is no longer amortized. However, impairment testing is required annually and on adoption. In addition, as prescribed by IFRS 1. Goodwill previously charged to shareholders' funds on transition is not transferred to the income statement upon disposal of the relevant entity. For 2005, an impairment charge in respect of goodwill attaching to the Japan life insurance business was required.

Share-based payments

        The Group offers share awards and option plans for certain key employees and a SAYE plan for all UK and certain overseas employees. The arrangements for distribution to employees of shares held in trusts relating to share award plans and for entitlement to dividends depend upon the particular terms of each plan. Shares held in trusts relating to non-SAYE plans are conditionally gifted to employees. Previously, under UK GAAP, compensation for non-SAYE plans was recorded over the periods to which share awards or options were earned based on intrinsic value. No costs were required to be recorded for SAYE plans.

        Under IFRS, share-based payments are accounted for on a fair value basis. The fair value is recognized in the income statement over the relevant vesting period and adjusted for lapses and forfeitures with the number of shares expected to lapse or be forfeited estimated at each balance sheet date prior to the vesting date. The only exception is where the share-based payment depends upon vesting outcomes attaching to market-based performance conditions such as in the case of the Restricted Share Plan (RSP). Under these circumstances additional modelling is required to take into account these market-based performance conditions which effectively estimate the number of shares expected to vest. No subsequent adjustment is then made to the fair value charge for shares that do not vest on account of these performance conditions not being met.

Shareholders' dividends

        Previously, under UK GAAP, shareholders' dividends were accrued in the period to which they related regardless of when they were declared. Under IFRS, dividends declared after the balance sheet date in respect of the prior reporting period are treated as a non-adjusting event. The appropriation reflected in the statement of changes in equity, therefore, includes the final dividend in respect of the prior year.

Reconciliation of income statement for 2004

        The following table reconciles the income statement for the year ended December 31, 2004 as previously published under UK GAAP to the IFRS basis income statement for that year as presented in the comparatives to the 2005 income statement.

	IFRS adjustments
Year ended December 31, 2004	UK GAAP (note i)	Presentation of UK GAAP in IFRS format (note i)	Recognition, measurement and other changes (notes ii and iii)	IFRS basis
	£ million	£ million	£ million	£ million
Earned premiums, net of reinsurance	16,099	53		16,152
Investment income	13,917	2,082	(249)	15,750
UK fund management result	136	(136)		0
US broker-dealer and fund management result	(14)	14		0
Asia fund management result	19	(19)		0
UK banking result (continuing operations)	63	(63)		0
Other income		773	1,229	2,002

Total revenue	30,220	2,704	980	33,904

Benefits and claims and movement in unallocated surplus of with-profits funds	(26,598)	(83)	88	(26,593)
Acquisition costs and other operating expenditure	(2,069)	(2,434)	(1,060)	(5,563)
Finance costs: interest on core structural borrowings of shareholder-financed operations		(187)		(187)
Amortization of goodwill (continuing operations)	(94)	0	94	0

Total charges	(28,761)	(2,704)	(878)	(32,343)

Profit before tax*	1,459		102	1,561
Tax attributable to policyholder's returns	(701)		(10)	(711)

Profit before tax attributable to shareholders	758		92	850
Tax expense	(947)		(4)	(951)
Less: tax attributable to policyholders' returns	701		10	711
Tax attributable to shareholders' profit	(246)		6	(240)

Profit from continuing operations after tax	512		98	610
Discontinued operations (net of tax)	(94)			(94)

Profit for the year	418		98	516

Attributable to:
Equity holders of the Company	428		89	517
Minority interests	(10)		9	(1)

Profit for the year	418		98	516

*
Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits.

Notes

(i)
UK GAAP results

  The UK GAAP basis results shown above reflect those previously recorded in the technical accounts and non-technical account of the Group's profit and loss account under Companies Act requirements. These results are then reconfigured to be consistent with the format applied for reporting in the Group's 2005 financial statements under IFRS.

(ii)
Recognition, measurement and other changes for results attributable to shareholders

  Changes to profit from continuing operations (including actual investment returns) before and after tax attributable to shareholders, for 2004 reflect the effects of IFRS adoption.

  In summary the effects are for:

2004
£ million
Egg—primarily relates to charges for share-based payments in respect of Egg shares	(2)
Additional pension costs and share-based payments costs in respect of Prudential plc shares not allocated by business unit	(4)
Amortization of goodwill not applied under IFRS	94
Actuarial gains and losses of defined benefit schemes recognized under IFRS	(7)
Value movements of US investment funds newly consolidated under IFRS	2
Share of profits of venture investment companies and property partnerships of the PAC with-profits fund, newly consolidated under IFRS, that is attributable to external investors	9

Total changes before tax	92
Related tax attributable to shareholders	6

Total changes after tax	98

(iii)
Recognition, measurement and other changes for results attributable to the with-profits funds

  Changes to revenue, charges, and related tax of the Group's with-profits funds principally relate to measurement differences on investments, consolidation criteria for venture fund and other investment subsidiaries, and pension cost accounting. These amounts have been reflected by changes of an equal and opposite amount to transfers to unallocated surplus with no net effect on shareholder results.

Reconciliations of equity and balance sheet

        This table reconciles IFRS shareholders' equity at January 1, 2004, the IFRS transition date, from that previously published under UK GAAP.

	Shareholders' equity	Minority interests	Total equity
	£ million	£ million	£ million
At January 1, 2004
Changes on adoption of statutory IFRS basis
Treasury shares adjustment for Prudential plc shares held by unit trusts newly consolidated under IFRS (note i)	(40)		(40)
Minority share of equity of consolidated venture investments companies and property partnerships of the PAC with-profits fund (note i)		32	32
Shareholders' share of deficits (net of tax) of UK defined benefit pension schemes (note ii)	(110)		(110)
Timing difference on recognition of dividend declared after balance sheet date (note iii)	214		214
Other items	(11)	(2)	(13)

Total	53	30	83

Equity at January 1, 2004
As previously published under UK GAAP	3,240	107	3,347

As restated under IFRS	3,293	137	3,430

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2005

        The following table provides a reconciliation of the summarized balance sheet at December 31, 2004 between previously published UK GAAP and the IFRS balance sheet included in the comparatives to the 2005 financial statements.

	Effect of changes on implementation of IFRS recognition and measurement changes
At December 31, 2004	UK GAAP	Newly consolidated entities (note i)	Defined benefit pension schemes accounting (note ii)	Other recognition and measurement changes (note iii)	Grossing-up and other format changes	Total IFRS changes	IFRS basis
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Assets
Goodwill:
Attributable to PAC with-profits fund		784				784	784
Attributable to shareholders	1,367			94		94	1,461
Investments: per IFRS balance sheet		1,963		35	162,388	164,386	164,386
Investments: per UK GAAP analysis (non-linked, linked and banking business assets)	129,468				(129,468)	(129,468)	0
Other items	43,741	1,477	102	50	(31,995)	(30,366)	13,375

Total assets	174,576	4,224	102	179	925	5,430	180,006

Equity and liabilities
Equity
Shareholders' equity	4,281	(30)	(117)	355		208	4,489
Minority interests	71	68		(2)		66	137

Total equity	4,352	38	(117)	353		274	4,626

Liabilities
Banking customer accounts: per IFRS balance sheet					6,607	6,607	6,607
Banking business liabilities: per UK GAAP balance sheet	11,216				(11,216)	(11,216)	0
Policyholder liabilities and unallocated surplus of with-profits funds:
Technical provisions	129,101		(125)	8	78	(39)	129,062
Unallocated surplus of with-profits funds	16,686	(31)	(472)	(34)		(537)	16,149
Borrowings: per IFRS balance sheet:
Core structural borrowings of shareholder-financed operations					3,248	3,248	3,248
Operational borrowings attributable to shareholder-financed operations		972		9	5,440	6,421	6,421
Borrowings attributable to with-profits funds		1,888		105	144	2,137	2,137
Borrowings: per UK GAAP balance sheet (subordinated liabilities, debenture loans and other borrowings)	4,673				(4,673)	(4,673)	0
Dividend payable	253			(253)		(253)	0
Other non-insurance liabilities	8,295	1,357	816	(9)	1,297	3,461	11,756

Total liabilities	170,224	4,186	219	(174)	925	5,156	175,380

Total equity and liabilities	174,576	4,224	102	179	925	5,430	180,006

Notes

(i)
Newly consolidated entities

Under IAS 27 and SIC 12, the Group is required to consolidate the assets and liabilities of certain entities which have previously not been consolidated. The principal change to shareholders' equity arises from an adjustment in respect of Prudential plc shares held by unit trusts that are newly consolidated. These shares are accounted for as treasury shares and the cost of purchase of £44 million and £29 million is deducted from shareholders' equity at January 1, 2004 and December 31, 2004 respectively. The change to the minority share of equity reflects external parties' interest in consolidated venture investment companies and property partnerships of the PAC with-profits fund. Measurement changes to the carrying value of these companies that are attributable to the PAC with-profits fund share are reflected in unallocated surplus.

(ii)
Defined benefit pension schemes accounting

Provisions for deficits on the Group's defined benefit pension schemes are absorbed by the unallocated surplus of the PAC with-profits fund and shareholders' funds on a basis that reflects the weighted cumulative activity attaching to the contributions paid in the past, and after deduction of deferred tax. The M&G scheme held Prudential Group insurance policies as scheme assets amounting to £125 million at December 31, 2004. The asset and liability are eliminated on consolidation.

(iii)
Other recognition and measurement changes

Under IFRS, dividends declared after the balance sheet date are not recognized as a liability. In addition, subject to required impairment testing, goodwill under IFRS is the carrying value at adoption date as discussed above. Adjustments in the table include the write-back of amortization previously charged under UK GAAP from January 1, 2004.

Cash flow

        Under IFRS, the cash flow statement includes a number of format and presentational differences to that under UK GAAP. The most significant difference relates to long-term business fund cash flows.

        Previously, under UK GAAP, the Group's cash flow statement excluded the cash flows of long-term business funds, except for the transfer to shareholders' funds. Under IFRS the cash flow statement comprises consolidated cash flows for the Group as a whole, including those of long-term business funds.

A6: Changes of accounting policy in 2005

        The accounting policy changes from those applied previously for UK GAAP consist of those described in note A5 and the additional changes described in this note.

Adoption of IAS 32, IAS 39 and IFRS 4

        As previously noted, the Group has chosen to apply the exemption within IFRS that allows comparative information presented in the first year of adoption of IFRS not to comply with IAS 32, IAS 39 and IFRS 4. These standards have been formally adopted on January 1, 2005. The principal effects of adopting these standards arises in the Group's UK long-term business contracts, JNL's debt securities and derivative instruments, and Egg's banking assets, liabilities and derivatives positions.

Long-term business

        On adoption of these standards, the measurement basis of assets and liabilities of long-term business contracts is dependent upon the classification of the contracts under IFRS 4 as either

'insurance' contracts, if the level of insurance risk in the contracts is significant, or 'investment' contracts, if the risk is insignificant. Insurance contracts are permitted to be accounted for under previously applied GAAP. The Group has chosen to apply this approach. However, as an improvement to accounting policy, permitted by IFRS 4, the Group has applied the requirements of the UK standard FRS 27 to its UK with-profits funds as explained in note A4. For those 'investment' contracts with discretionary participation features, IFRS 4 also permits the continued application of previously applied GAAP. The Group has chosen to apply this approach.

        For those 'investment' contracts that do not contain discretionary participating features, IAS 39 and, where the contract includes an investment management element, IAS 18, apply measurement principles to the assets and liabilities attaching to the contract that may diverge from those previously applied under UK GAAP. The changes primarily arise in respect of deferred acquisition costs, deferred income reserves and provisions for future expenses commonly called 'sterling reserves'.

        Under UK GAAP, acquisition expenses are deferred with amortization on a basis commensurate with the anticipated emergence of margins under the contract. Under IFRS, incremental costs that are directly attributable to securing investment management contracts are recognized as an asset that represents the entity's contractual right to benefit from providing investment management services and is amortized as the entity recognizes the related revenue. IAS 18 further reduces the costs potentially capable of deferral to incremental costs only. Deferred acquisition costs are amortized to the income statement in line with service provision.

        Deferred income provisions for front-end fees and similar arrangements are required to be established for investment management contracts under IAS 18 with amortization over the expected life of the contract in line with service provision. In contrast to UK GAAP, sterling reserves are not permitted to be recognized under IFRS. An additional feature is that investment contracts are closer in nature to a deposit style arrangement between the investors and the Company. Under IFRS, premiums and withdrawals for these contracts are recorded within the balance sheet directly as a movement on the investors liability. After making these and other consequential changes, the IFRS income statement reflects fee income on the contracts, expenses and taxation rather than the UK GAAP basis profit and loss account.

        The investment contract classification applies primarily to certain unit-linked and similar contracts in the UK insurance operations and guaranteed investment contracts (GICs) of JNL. Significant differences between the timing of recognising profits under UK GAAP and IFRS bases are confined to the UK contracts only.

JNL debt securities and derivative instruments

        Under IAS 39, except for loans and receivables, and unless designated under the very restrictive held-to-maturity classification on an asset by asset basis, most financial assets, including all derivatives, are measured at fair value. To this extent IAS 39 is consistent with the basis of valuation applied under UK GAAP for most financial assets of the Group's UK and Asian insurance operations. On application of IAS 39, movements in the fair value of investments are recorded either in the income statement or directly in equity, depending upon the designation and the application of hedge accounting rules. Derivative instruments are carried at fair value with value movements being recorded in the income statement. Hedge accounting, whereby value movements on derivatives and hedged items are recorded together in the income statement, is permissible only if certain criteria are met regarding documentation and continued measurement of hedge effectiveness.

        The changes from UK GAAP to the basis applied from January 1, 2005 arising from these valuation requirements are concentrated on the accounting for the investments and derivatives of JNL. Previously, the debt securities of JNL, unless impaired, were accounted for at amortized cost with derivatives similarly treated. On adoption of IAS 39, the Group has decided to account for JNL's debt securities on an available-for-sale basis whereby the debt securities are accounted for at fair value with movements in fair value being recorded in the statement of changes in equity i.e. directly to shareholders' reserves rather than the income statement. Value movements for JNL's derivatives are, however, recorded in the income statement as required by IAS 39.

        The Group has decided not to seek to hedge account for the majority of JNL's derivatives under IAS 39. To do so would require a wholesale reconfiguration of JNL's derivative book into much smaller components than currently applied by JNL through its economic hedge programme, accompanied by an extra layer of hedging instruments beyond what is economically rational.

Egg

        The changes of policy for Egg arising from the adoption of IAS 39 arise primarily in respect of determination of effective interest rates, impairment losses on loans and advances to customers, carrying values of wholesale financial instruments and equity savings products.

        For credit card receivables, under UK GAAP, the carrying amount of credit card receivables with low or zero rate interest on balance transfers are carried at cost with interest being accrued at 0 per cent during the incentive period and then at the standard rate thereafter. Under IAS 39, these receivables are measured on an amortized cost basis.

        For loans and advances to customers, specific and formulated provisions are raised against non-performing loans and a general provision against the balance. Under IAS 39, an impairment loss is only recognized when there is objective evidence that a debt is impaired.

        Wholesale instruments, under UK GAAP, were previously accounted for on an amortized cost basis. Under IAS 39, certain wholesale financial instruments are required to be measured at fair value, and depending on whether they have been classified as fair value through the profit and loss or available-for-sale, the changes in fair value are recognized in the income statement or in equity respectively. The adjustments for wholesale financial instruments also include the impact of designating some of Egg's derivatives as cash flow hedges.

        Certain equity savings products contain embedded derivatives. These contracts have been separated under IFRS with the host contract accounted for on an amortized cost basis and the embedded derivatives on a fair value basis.

        The following table demonstrates the effects of adoption of IAS 32, IAS 39 and IFRS 4 on the IFRS balance sheet at December 31, 2004.

	Effect of adoption of IAS 32, IAS 39 and IFRS 4
	At Dec 31 2004 (note A5)	UK insurance operations (note i)	JNL (note ii)	Banking and non-insurance operations (note iii)	Grossing-up and other format changes	Total effect	At Jan 1 2005
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Assets
Goodwill	2,245						2,245
Other intangibles:
PAC with-profits fund	798	(765)				(765)	33
Other operations	2,244	23	(456)			(433)	1,811

Total	3,042	(742)	(456)			(1,198)	1,844

Other non-investment and non-cash assets:
Property, plant and equipment	967						967
Reinsurers' share of policyholder liabilities	1,018						1,018
Deferred tax assets	827	10	67	7		84	911
Current tax recoverable	159						159
Accrued investment income	1,733			(50)		(50)	1,683
Other debtors	1,188		(1)	(49)		(50)	1,138

Total	5,892	10	66	(92)		(16)	5,876

Investments of long-term business, banking and other operations:
Investment properties	13,303						13,303
Investments accounted for using the equity method	5						5
Financial investments:
Loans and receivables	12,430	(55)		58		3	12,433
Equity securities and portfolio holdings in unit trusts	54,466	(21)				(21)	54,445
Debt securities	76,374	(76)	1,023	(2)		945	77,319
Other investments	2,537	1	234	89	95	419	2,956
Deposits	5,271	6	5		(27)	(16)	5,255

Total investments	164,386	(145)	1,262	145	68	1,330	165,716

Held for sale assets	100					0	100
Cash and cash equivalents	4,341					0	4,341

Total assets	180,006	(877)	872	53	68	116	180,122

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2005

	Effect of adoption of IAS 32, IAS 39 and IFRS 4
	At Dec 31 2004	UK insurance operations (note i)	JNL (note ii)	Banking and non-insurance operations (note iii)	Grossing-up and other format changes	Total effect	At Jan 1 2005
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Equity and liabilities
Equity
Shareholders' equity	4,489	(22)	273	(25)		226	4,715
Minority interests	137			(3)		(3)	134

Total equity	4,626	(22)	273	(28)		223	4,849

Liabilities
Banking customer accounts	6,607			84		84	6,691
Policyholder liabilities and unallocated surplus
Insurance contract liabilities					103,582	103,582	103,582
Investment contract liabilities with discretionary participating features					22,661	22,661	22,661
Unallocated surplus of the with-profits funds:
Reflecting application of 'realistic' basis provisions for UK regulated with-profits funds					8,342	8,342	8,342
Reflecting previous UK GAAP basis of provisioning	16,149	(7,807)			(8,342)	(16,149)
Investment contract liabilities without discretionary participation features					9,788	9,788	9,788
Technical provisions in respect of non-linked business	104,996	7,020	(51)		(111,965)	(104,996)
Technical provisions for linked liabilities	24,066				(24,066)	(24,066)

Total policyholder liabilities	145,211	(787)	(51)		0	(838)	144,373

Core structural borrowings of shareholder-financed operations:
Subordinated debt (other than Egg)	1,429				5	5	1,434
Other	1,368						1,368

	2,797				5	5	2,802
Egg subordinated debt	451						451

Total	3,248				5	5	3,253

Operational borrowings attributable to shareholder-financed operations	6,421		207	62	(13)	256	6,677
Borrowings attributable to with-profits funds	2,137						2,137
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	3,819						3,819
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	808						808
Current tax liabilities	1,018		(4)			(4)	1,014
Deferred tax liabilities	2,279	(91)	218	(6)		121	2,400
Accruals and deferred income	655			(88)		(88)	567
Other creditors	996	8		(54)		(46)	950
Provisions	1,006						1,006
Other liabilities	1,175	15	229	83	76	403	1,578

Total other non-insurance liabilities	11,756	(68)	443	(65)	76	386	12,142

Total liabilities	175,380	(855)	599	81	68	(107)	175,273

Total equity and liabilities	180,006	(877)	872	53	68	116	180,122

Notes

The changes shown above include the impact of remeasurement for:

(i)
UK insurance operations

(a)
The reduction in shareholders' equity of £22 million includes £20 million relating to certain unit-linked and similar contracts that do not contain significant insurance risk and are therefore categorized as investment contracts under IFRS 4.

(b)
Changes to insurance assets and liabilities of the PAC with-profits fund following the improvement of accounting policy applied on adoption of IFRS 4. The changes correspond to those applicable if the Group had adopted FRS 27 under UK GAAP. As a result of the policy improvement, liabilities, deferred acquisition costs, deferred tax and unallocated surplus of UK regulated with-profits funds are remeasured as described in note A4. At January 1, 2005, the unallocated surplus is subject to a transition adjustment of £(7.8) billion. Shareholders' equity is not affected by this change.

The unallocated surplus of £8.3 billion at January 1, 2005 post IAS 39 and IFRS 4 adoption, comprises £8.0 billion for the PAC with-profits fund and £0.3 billion for Asian subsidiaries. The £8.0 billion for the PAC with-profits fund represents:

£bn
Regulatory basis realistic surplus of with-profits sub-fund and SAIF	6.0
Add back: regulatory basis provision for future shareholder transfers	2.9
Less: other adjustments to align with accounting basis	(0.9)

Accounts basis	8.0

(ii)
Jackson National Life

Under IAS 39, JNL's debt securities and derivative financial instruments are remeasured to fair value from the lower of amortized cost and, if relevant, impaired value. Fair value movements on debt securities, net of 'shadow' changes to deferred acquisition costs and related deferred tax are recorded directly to equity. Fair value movements on derivatives are recorded in the income statement.

(iii)
Banking and non-insurance operations

Under IAS 39, for Egg, changes to opening equity at January 1, 2005 arise from altered policies for effective interest rate on credit card receivables, impairment losses on loans and advances, fair value adjustments on wholesale financial instruments and embedded derivatives in equity savings products. The net effect on shareholders' equity of these changes, after tax, is a deduction of £15 million. A further £10 million reduction in equity arises on fair valuation of certain centrally held financial instruments and derivatives.

A7: New accounting pronouncements

        The following standards, interpretations and amendments have been issued but are not yet effective. This is not intended to be a complete list as only those standards, interpretations and amendments that are anticipated to have a future impact upon Prudential's financial statements have been discussed.

IFRS 7, 'Financial Instruments: Disclosures'

        IFRS 7 replaces IAS 30, 'Disclosures in the Financial Statements of Banks and Similar Financial Institutions', which dealt with disclosures for banking operations, and the disclosure requirements of IAS 32, 'Financial Instruments: Disclosure and Presentation'. The latter therefore becomes a standard dealing wholly with presentation of financial instruments. IFRS 7 is intended to complement the principles for recognising, measuring and presenting financial assets and financial liabilities in IAS 32 and IAS 39, 'Financial Instruments: Recognition and Measurement'. The objective of IFRS 7 is to require entities to provide disclosures in their financial statements to enable the users of financial statements to evaluate the significance of financial instruments for the entity's financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed, and how the entity manages those risks. Consequential amendments have been made to other standards as a result of the release of IFRS 7, notably IAS 1, 'Presentation of Financial Statements' and IFRS 4, 'Insurance Contracts'.

        IFRS 7 was issued on August 18, 2005 and is effective for annual periods beginning on or after January 1, 2007.

Revised IFRS 4, 'Implementation Guidance'

        Revised IFRS 4 'Implementation Guidance' was issued in December 2005 and is effective in conjunction with the adoption of IFRS 7 as discussed above. The revisions relate to disclosures around insurance contracts.

Amendment to IAS 1, 'Capital Disclosures'

        As a result of the issue of IFRS 7, IAS 1 was amended in August 2005 to include a requirement to disclose information on the entity's objectives, policies and processes for managing capital. This amendment will become effective for annual periods beginning on or after January 1, 2007.

Amendment to IAS 39, 'Cash Flow Hedge Accounting of Forecast Intra-group Transactions'

        Amendments in respect of cash flow hedge accounting of forecast intra-group transactions were issued in April 2005 to clarify the accounting treatment of certain foreign currency cash flow hedges. The amendments are effective for annual periods beginning on or after January 1, 2006.

Amendment to IAS 39 and IFRS 4, 'Financial Guarantee Contracts'

        Issued in August 2005, the amendments to IAS 39 and IFRS 4 in respect of financial guarantee contracts are effective for annual periods beginning on or after January 1, 2006. These amendments define a financial guarantee contract and address initial and subsequent measurement issues. These amendments apply even if the contract meets the definition of an insurance contract under IFRS 4 although they allow continuation of accounting under IFRS 4 if the contracts were considered to be insurance contracts and documented as such.

        The Group is currently assessing the impact of the aforementioned standards, revisions and amendments on its financial statements. The Group has not early-adopted any of the above noted items.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2005

B:    Summary of results

B1: Earnings per share

        Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts, which are treated as cancelled.

        For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group's only class of dilutive potential ordinary shares are those share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the year.

2005	Before tax	Tax (note F5)	Minority interests	Net of tax and minority interests	Basic earnings per share	Diluted earnings per share
	£ million	£ million	£ million	£ million	Pence	Pence
Based on profit for the year from continuing operations	998	(241)	(12)	745	31.5p	31.5p
Adjustment for post-tax results of discontinued operations	3	0	0	3	0.1p	0.1p

Based on profit for the year	1,001	(241)	(12)	748	31.6p	31.6p

2004	Before tax	Tax (note F5)	Minority interests	Net of tax and minority interests	Basic earnings per share		Diluted earnings per share
	£ million	£ million	£ million	£ million	Pence		Pence
Based on profit for the year from continuing operations	850	(240)	(26)	584	27.5p		27.5p
Adjustment for post-tax results and profits on business disposals of discontinued operations	(108)	14	27	(67)	(3.1	)p	(3.1	)p

Based on profit for the year	742	(226)	1	517	24.4p		24.4p

Number of shares

        A reconciliation of the weighted average number of ordinary shares used for calculating basic and diluted earnings per share is set out as below:

	2005	2004
	(millions)	(millions)
Weighted average shares for calculation of basic earnings per share	2,365	2,121
Shares under option at end of year	13	13
Number of shares that would have been issued at fair value on assumed option exercise	(9)	(10)

Weighted average shares for calculation of diluted earnings per share	2,369	2,124

B2: Dividends

	2005	2004
	£ million	£ million
Dividends declared and paid in reporting period
Parent company:
Interim dividend (2005: 5.30p, 2004: 5.19p per share)	126	109
Final dividend for prior period (2004: 10.65p, 2003: 10.29p per share)	252	214
Subsidiary company payment to minority interests	2	—

Total	380	323

Parent company dividends relating to reporting period:
Interim dividend (2005: 5.30p, 2004: 5.19p per share)	126	109
Final dividend (2005: 11.02p, 2004: 10.65p per share)	267	252

Total	393	361

        A final dividend of 11.02 pence per share was proposed on March 15, 2006. The dividend will be paid on May 26, 2006 to shareholders on the register at the close of business on March 24, 2006. The dividend will absorb an estimated £267 million of shareholders' funds. A scrip dividend alternative will be offered to shareholders.

B3: Group balance sheet

        The Group's primary reporting segments are long-term business, banking, and broker-dealer and fund management. The Group's secondary reporting segments are geographical namely UK, US, and Asia. Details of disclosures in accordance with the requirements of IAS 14 for segment assets and liabilities are shown below.

        Details of the primary reporting segments are as follows:

Long-term business

        This segment comprises long-term products that contain both a significant and insignificant element of insurance risk. The products are managed together and not classified in this way other than for accounting purposes. This segment also includes activity of the PAC with-profits funds' venture investments managed by PPM Capital and other investment subsidiaries held for the purpose of supporting the Group's long-term business operations.

Banking

        This segment consists of products provided by the Group's online banking subsidiary, Egg. The 2004 comparatives also include amounts from Jackson Federal Bank that was sold in October 2004. The nature of these products and the managing of the business differ from the risks inherent in the other business segments, and the regulatory environment of the banking industry differs from that of the other business segments.

Broker-dealer and fund management

        The investment management segment is comprised of both internal and third-party asset management services, inclusive of portfolio and mutual fund management, where the Group acts as an advisor, and broker-dealer activities. The nature of the products and the managing of the business differ from the risks inherent in the other business segments, and the regulatory environment of the investment management industry differs from that of the other business segments.

2005	Long-term business	Banking	Broker-dealer and fund management	Unallocated to a segment	Intra-group eliminations	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Consolidated total assets	192,885	10,752	3,208	2,768	(2,236)	207,377

Consolidated total liabilities	(187,603)	(10,374)	(1,597)	(4,673)	2,236	(202,011)

Segment assets by geographical segment
UK						154,841
US						41,700
Asia						13,072
Intra-group eliminations						(2,236)

Total assets per balance sheet						207,377

2004	Long-term business	Banking	Broker-dealer and fund management	Unallocated to a segment	Intra-group eliminations	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Consolidated total assets	161,907	12,048	2,834	4,688	(1,471)	180,006

Consolidated total liabilities	(157,672)	(11,708)	(1,193)	(6,278)	1,471	(175,380)

Segment assets by geographical segment
UK						138,904
US						32,697
Asia						9,876
Intra-group eliminations						(1,471)

Total assets per balance sheet						180,006

        To explain more comprehensively the assets, liabilities and capital of the Group's businesses it is appropriate to provide an analysis of the Group's balance sheet by a mixture of primary and secondary segments.

        This analysis is shown below for the Group balance sheet at December 31, 2005.

	UK insurance operations (note D2)	M&G	Egg (note E)	Total UK operations	US operations (note D3)	Asian operations (note D4)	Unallocated segment	Intra-group elimination	Group total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Assets
Goodwill:
Attributable to PAC with-profits fund	607	—	—	607	—	—	—	—	607
Attributable to shareholders	—	1,153	—	1,153	16	172	—	—	1,341

Total (note H1)	607	1,153	—	1,760	16	172	—	—	1,948

Other intangibles (primarily deferred acquisition costs):
PAC with-profits fund	35	—	—	35	—	—	—	—	35
Other operations	199	6	—	205	1,634	566	—	—	2,405

Total (note H2)	234	6	—	240	1,634	566	—	—	2,440

Other non-investment and non-cash assets (notes G1 and H3 and H6)	4,470	256	280	5,006	1,888	566	1,059	(2,236)	6,283
Investments of long-term business, banking and other operations (note G1)	131,263	1,383	9,747	142,393	37,960	11,264	775	—	192,392
Held for sale assets (note H9)	728	—	—	728	—	—	—	—	728
Cash and cash equivalents	1,195	26	725	1,946	202	504	934	—	3,586

Total assets	138,497	2,824	10,752	152,073	41,700	13,072	2,768	(2,236)	207,377

Equity and liabilities
Equity
Shareholders' equity (note H11)	1,141	1,398	303	2,842	2,969	1,288	(1,905)	—	5,194
Minority interests	95	—	75	170	2	—	—	—	172

Total equity	1,236	1,398	378	3,012	2,971	1,288	(1,905)	—	5,366

Liabilities
Banking customer accounts (note G1)	—	—	5,830	5,830	—	—	—	—	5,830
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities (note H12)	79,231	—	—	79,231	30,479	10,726	—	—	120,436
Investment contract liabilities with discretionary participation features (note G1)	26,443	—	—	26,443	—	80	—	—	26,523
Investment contract liabilities without discretionary participation features (note G1)	10,502	—	—	10,502	1,502	22	—	—	12,026

Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis of provisions for UK regulated with-profits funds — see notes D2(d)(ii) and H12)	11,272	—	—	11,272	—	85	—	—	11,357

Total policyholder liabilities and unallocated surplus of with-profits funds	127,448	—	—	127,448	31,981	10,913	—	—	170,342

Core structural borrowings of shareholder-financed operations (note H13):
Subordinated debt (other than Egg)	—	—	—	—	—	—	1,646	—	1,646
Other	—	—	—	—	145	—	948	—	1,093

	—	—	—	—	145	—	2,594	—	2,739
Egg subordinated debt (note H13)	—	—	452	452	—	—	—	—	452

Total	—	—	452	452	145	—	2,594	—	3,191

Operational borrowings attributable to shareholder-financed operations (notes G1 and H13)	17	2	3,856	3,875	1,085	—	1,472	—	6,432
Borrowings attributable to with-profits funds (notes G1 and H13)	1,898	—	—	1,898	—	—	—	—	1,898
Other non-insurance liabilities (notes G1, H4, H9 and H15)	7,898	1,424	236	9,558	5,518	871	607	(2,236)	14,318

Total liabilities	137,261	1,426	10,374	149,061	38,729	11,784	4,673	(2,236)	202,011

Total equity and liabilities	138,497	2,824	10,752	152,073	41,700	13,072	2,768	(2,236)	207,377

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2005

C: Group risk management

(i) Overview

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

        The Group Risk Framework requires that all of the Group's businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. During the year, the risk management of the Group was given additional focus by the establishment of a newly created role of Group Chief Risk Officer (CRO). The CRO oversees all aspects of the Group's risk management, including Financial Risk, Operational Risk, Compliance, and for management purposes, Internal Audit.

        As a provider of financial services, including insurance, the Group's business is the managed acceptance of risk. The system of internal control is an essential and integral part of the risk management process. As part of the annual preparation of its business plan, all of the Group's businesses and functions are required to carry out a review of risks. This involves an assessment of the impact and likelihood of key risks and of the effectiveness of the controls in place to manage them. The assessment is reviewed regularly throughout the year. In addition, business units review opportunities and risks to business objectives regularly with the Group Chief Executive, Group Finance Director and the Group Chief Risk Officer.

        Businesses are required to confirm annually that they have undertaken risk management during the year as required by the Group Risk Framework and that they have reviewed the effectiveness of the system of internal control. The results of this review were reported to and reviewed by the Audit Committee, and confirmed that the processes described above and required by the Group Risk Framework were in place throughout the period covered by this report, and complied with Internal Control: Guidance on the Combined Code (the Turnbull guidance). In addition, Internal Audit executes a comprehensive risk-based audit plan throughout the Group, from which all significant issues are reported to the Group Audit Committee.

        The Group's internal control framework includes detailed procedures laid down in financial and actuarial procedure manuals. The Group prepares an annual business plan with three-year projections. Executive management and the Board receive monthly reports on the Group's actual performance against plan, together with updated forecasts.

        The insurance operations of the Group all prepare a financial condition report which is presented to the Board who receive regular reports from the Group Finance Director on the financial position of the Group.

(ii) Major risks

        The Group publishes separately within its Form 20-F a section on key risk factors, which discuss inherent risks in the business and trading environment.

(iii) Financial risks

(a) Foreign exchange risk

        Prudential faces foreign exchange risk, primarily because its presentation currency is pounds sterling but it has significant operations in US and Asia. The exposure relating to the translation of reported earnings is not separately managed although its impact is reduced by interest payments on foreign currency borrowings and by the adoption of average exchange rates for the translation of foreign currency revenues.

        Approximately 82 per cent of the Group's IFRS basis shareholders' equity at December 31, 2005 arose in Prudential's US and Asian operations. To mitigate the exposure of the US component there are US$1.55 billion of borrowings held centrally. The Group also has entered into a US$2 billion net investment hedge (see note G3). Net of the currency position arising from these instruments some 46 per cent of the Group's shareholders' funds is represented by net assets in currencies other than sterling.

(b) Liquidity risk

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

        In practice, most of Prudential's invested assets are marketable securities. This, combined with the fact that a large proportion of the liabilities contain discretionary surrender values or surrenders charges, reduces the liquidity risk. The Group maintains committed borrowing and securities lending facilities.

(c) Credit risk

        Credit risk is the risk that a counterparty or an issuer of securities, which Prudential holds in its asset portfolio, defaults or another party fails to perform according to the terms of the contract. Some of Prudential's businesses, in particular JNL, Egg, the PAC with-profits fund and Prudential's UK pension annuity business, hold large amounts of interest-sensitive investments that contain credit risk on which a certain level of defaults is expected. These expected losses are considered when Prudential determines the crediting rates, deposit rates and premium rates for the products that will be supported by these assets. The key shareholder businesses exposed to credit risks are JNL and Egg. Certain over-the-counter derivatives contain a credit risk element that is controlled through evaluation of collateral agreements and master netting agreements on interest rate and currency swaps. Prudential is also exposed to credit-related losses in the event of non-performance by counterparties.

        Further analysis of the credit risks for JNL is shown in note D3 and for Egg in note E7.

(iv) Operational, compliance and fiscal risk

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

        Internal compliance managers who report to the local management boards monitor adherence to local regulatory requirements. The head of Prudential's Group Compliance function reports directly to the Group Chief Risk Officer who submits regular reports to the Board of Directors.

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

        Prudential is exposed to certain fiscal risks arising from changes in tax laws and enforcement policies and in reviews by taxation authorities of tax positions Prudential has taken in recent years. Prudential manages this risk and risks associated with changes in other legislation and regulation through ongoing review by relevant departments of proposed changes to legislation and by membership of relevant trade and professional committees involved in commenting on draft proposals in these areas.

(v) Market risk

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

        The split of Prudential's investments between equity investments and interest-sensitive instruments depends principally on the type of liabilities supported by those investments and the amount of capital Prudential has available. This mix of liabilities allows Prudential to invest a substantial portion of its investment funds in equity and property investments that Prudential believes produce greater returns over the long term. On the other hand Prudential has some liabilities that contain guaranteed returns and allow instant access (for example, interest-sensitive fixed annuities, immediate annuities and fixed rate customer bank deposits), which generally will be supported by fixed income investments.

        To reduce investment, interest rate and foreign exchange exposures, and to facilitate efficient investment management, Prudential uses derivative instruments. Prudential's policy is that cash or corresponding assets cover amounts at risk through derivative contracts.

(vi) Asset/liability management

        Prudential manages its assets and liabilities locally, in accordance with local regulatory requirements and reflecting the differing types of liabilities Prudential has in each business. As a result of the diversity of products offered by Prudential and the different regulatory environments in which it operates,

Prudential employs different methods of asset/liability management, on both an in-force and new business basis. Stochastic modelling of assets and liabilities is undertaken in the Group's insurance operations to assess economic capital requirements for different confidence intervals and time horizons. In addition, reserve adequacy testing under a range of scenarios and dynamic solvency analysis is carried out, including under certain scenarios mandated by the US, UK and Asian regulators.

        A stochastic approach models the inter-relationship between asset and liability movements, taking into account asset correlation and policyholder behaviour, under a large number of possible scenarios. These scenarios are projected forward over a period of time, typically 25 years or longer, and the liabilities and solvency position of the fund are calculated in each scenario in each future year. This allows the identification of which extreme scenarios will have the most adverse effects and what the best estimate outcome may be. The fund's policy on management actions, including bonus and investment policy, are then set in order that they are consistent with the available capital and the targeted risk of default. This differs from a deterministic model, which would only consider the results from one carefully selected scenario.

        For businesses that are most sensitive to interest rate changes, such as immediate annuity business, Prudential uses cash flow analysis to create a portfolio of fixed income securities whose value changes in line with the value of liabilities when interest rates change. This type of analysis helps protect profits from changing interest rates. In the UK, the cash flow analysis is used in Prudential's annuity and banking business while, in the US, it is used for its interest-sensitive and fixed index annuities and stable value products such as Guaranteed Investments Contracts (GICs). Perfect matching is not possible for interest-sensitive and fixed index annuities because of the nature of the liabilities (which include guaranteed surrender values) and options for prepayment contained in the assets. The US supervisory authorities require JNL to calculate projections to test JNL's ability to run off its liabilities with assets equal to statutory reserves in a number of specified future economic scenarios. If JNL is unable to satisfy all of these tests, which are carried out at least annually, then it may be required to establish additional statutory reserves.

        For businesses that are most sensitive to equity price changes, Prudential uses stochastic modelling and scenario testing to look at the expected future returns on its investments under different scenarios that best reflect the large diversity in returns that equities can produce. This allows Prudential to devise an investment and with-profits policyholder bonus strategy that, on the model assumptions, allows it to optimise returns to its policyholders and shareholders over time while maintaining appropriate financial strength. Prudential uses this method extensively in connection with its UK with-profits business.

        When presenting regulatory returns to the UK supervisory authorities, the calculation of the statutory liabilities for solvency purposes on the FSA's Peak 1 basis is required to incorporate a 'resilience' reserve that is sufficient to ensure that assets equal to the statutory reserves (including the resilience reserve) remain equal to statutory reserves in the event of certain prescribed changes in equity and real estate prices combined with prescribed rises and falls in interest yields.

        All of Prudential's investments are held either for risk management or investment purposes. This is because almost all of the investments support policyholder or customer liabilities of one form or another. Any assets that Prudential holds centrally that are not supporting customer liabilities are predominantly invested in short-term fixed income and fixed maturity securities.

(vii) Use of derivatives

        In the UK and Asia, Prudential uses derivatives to reduce equity risk, interest rate and currency exposures, and to facilitate efficient investment management. In the US, Prudential uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management and to match liabilities under fixed index annuities policies.

        Details of the Group's use of derivatives are explained in note G3.

        It is Prudential's policy that cash or corresponding assets cover amounts at risk through derivative transactions. Derivative financial instruments used to facilitate efficient portfolio management and for investment purposes are carried at fair value with changes in fair value included in long-term investment returns.

D: Life assurance business

D1: Group overview

(a) Products and classification for IFRS reporting

        For 2004, the IFRS results included in these financial statements continue to reflect UK GAAP requirements in relation to long-term business contracts.

        Under IFRS, from January 1, 2005 when the Group adopts IFRS 4, the measurement basis of assets and liabilities of long-term business contracts is dependent upon the classification of the contracts under IFRS. Under IFRS 4, contracts are initially classified as being either 'insurance' contracts, if the level of insurance risk in the contracts is significant, or 'investment' contracts, if the risk is insignificant.

        'Insurance' contracts are permitted to be accounted for under previously applied GAAP. The Group has chosen to adopt this approach. However, as an improvement to accounting policy, permitted by IFRS 4, the Group has applied the measurement principles and disclosures of the UK Standard FRS 27 for 2005 reporting. An explanation of the changes under FRS 27 is provided in note D2. 2004 comparatives are not required to be restated.

        'Investment' contracts are further delineated under IFRS 4 between those with and without discretionary participation features. For those contracts with discretionary participation features, IFRS 4 also permits the continued application of previously applied GAAP. The Group has adopted this approach, again subject to the FRS 27 improvement.

        For 'investment' contracts that do not contain discretionary participation features, IAS 39 and, where the contract includes an investment management element, IAS 18, apply measurement principles to assets and liabilities attaching to the contract that may diverge from those previously applied. Details of the impact for Prudential are described below.

        As indicated above, insurance contracts, as defined under IFRS 4 are those contracts that contain significant insurance risk and these contracts may continue to be accounted for using previously applied GAAP. Under UK GAAP, the assets and liabilities of contracts are prepared in accordance with the MSB of reporting as set out in the revised SORP issued by the ABI in November 2003.

        The insurance contracts of the Group's shareholder-backed business fall broadly into the following categories:

  •
  UK insurance operations—bulk and individual annuity business, written by Prudential Retirement Income Limited, Prudential Pensions Limited, and other categories of non-participating UK business;

  •
  Jackson National Life—fixed and variable annuity business and life insurance; and

  •
  Prudential Corporation Asia—non-participating term, whole life, and unit-linked policies, together with accident and health policies.

        The assets and liabilities of contracts with insignificant insurance risk previously were accounted for under UK GAAP under the provisions of the ABI SORP, as described in note A4. Under IFRS 4, the assets and liabilities of these contracts with insignificant insurance risk and no discretionary participation features are required to be accounted for in accordance with IAS 39 and, where relevant, the provisions of IAS 18, in respect of attaching investment management features of the contracts. Contracts of the Group whose assets and liabilities are required to be remeasured from January 1, 2005 under these two standards can be summarized as:

  •
  UK—certain unit-linked savings and similar contracts;

  •
  Jackson National Life—GICs
                                      —minor amounts of 'annuity certain' contracts; and

  •
  Prudential Corporation Asia—minor amounts for a number of small categories of business.

        The impact on the contracts of UK insurance operations and JNL's GICs are considered in turn below:

(i) Certain UK unit-linked savings and similar contracts

        Change is required for the following contract assets and liabilities.

Deferred acquisition costs

        Under UK GAAP, acquisition expenses are deferred with amortization on a basis commensurate with the anticipated emergence of margins under the contract. Under IFRS, acquisition costs are deferred to the extent that it is appropriate to recognize an asset that represents the entity's contractual right to benefit from providing investment management services and are amortized as the entity recognizes the related revenue. IAS 18 further reduces the costs potentially capable of deferral to incremental costs only. Deferred acquisition costs are amortized to the income statement in line with service provision.

Deferred income reserves

        These are required to be established under IAS 18 with amortization over the expected life of the contract. The majority of the relevant UK contracts are single premium with the initial deferred income reflecting the 'front end load' i.e. the difference between the premium paid and the amount credited to the unit fund. Deferred income is amortized to the income statement in line with service provision.

Sterling reserves

        Under UK GAAP, reflecting the regulatory approach in the UK, prudent provisions are established for possible future expenses not covered by future margins at a policy level. Under IFRS, such provisions are no longer permitted.

(ii) Jackson National Life—GICs

        Previously, under UK GAAP, the assets and liabilities of JNL's insurance contracts, including GICs, have been measured by the application of US GAAP principles with contract liabilities accounted for on an amortized cost basis. Under a traditional GIC, the policyholder makes a lump sum deposit. The interest rate paid is fixed and established when the contract is issued. Funding agreements are of a similar nature but the interest rate may be floating, based on a rate linked to an external index. The US GAAP accounting requirements for such contracts are very similar to those under IFRS on the amortized cost model for liability measurement.

(b) Concentration of risk

(i) Business accepted

        The Group has a broadly based exposure to life assurance risk. This is achieved through the geographical spread of the Group's operations and, within those operations, through a broad mix of product types. In addition, looking beyond pure insurance risk, the Group considers itself well developed in its approach to assessment of diversification benefits through its 'economic capital' project that is used for internal business management. The economic capital project seeks to apply a single yardstick to assess and quantify all risks attaching to the Group's insurance business and associated capital requirements.

        On June 2, 2005, the Group published details of the framework and results to that point of its economic capital project. Under the framework, cash flows and capital requirements for each of the main business units in the UK, US and Asia are projected over many internally consistent stochastically generated simulations. The process, using a group solvency model, captures 80 per cent of the business, the other 20 per cent being modeled on a stand-alone basis and aggregated with the main results using a correlation matrix approach. This is a standard method of aggregation used by banks and other financial institutions.

        Using an iterative modeling process, economic capital is calculated as the amount required at the calculation date such that the cumulative number of projected defaults is less than a predetermined rate reflecting Prudential's internal target solvency level. Prudential's internal target solvency level has been set as equivalent to the historic default rate on AA-rated bond (equivalent to a cumulative probability of default of 44 out of 1,000 simulations over 25 years). The economic capital framework thus assesses the capital required to meet Prudential's obligations with at least this level of confidence taking into account extreme events. Prudential's economic capital model covers all material risks in each business, including (where relevant) financial risks and insurance and business risks.

        The June 2 announcement made reference to unaudited economic capital requirements at December 31, 2004. These results remain unaudited in these statements except to the extent of being an accurate representation of the information reported at that time.

        As at December 31, 2004, Prudential reported that it required £1.8 billion of capital for the Group to cover the risks to its existing contractual and discretionary insurance liabilities, on an economic basis and its internal target solvency level. This number is after allowance for diversification across risks and geographies and the capturing of future shareholders' transfers from the business units. This compares to available capital of £3.4 billion on an equivalent basis (i.e. GAAP based shareholders' equity after adjusting to eliminate goodwill, to include subordinated debt capital and valuation differences). This requirement has been analyzed into its contributory parts by risk type as follows: asset liability matching 28 per cent, credit risk 47 per cent, underwriting (mortality, longevity and morbidity) 10 per cent, persistency 2 per cent, and operational 13 per cent. The largest risk exposure on a diversified basis, credit risk, reflects the relative size of the exposure to JNL, Prudential UK shareholder annuities business, and Egg.

        An example of the diversification benefits for Prudential is that adverse scenarios do not affect all business units in the same way, providing natural hedges within the Group. For example, the Group's US business is sensitive towards increasing interest rates, whereas, in contrast, several business units in Asia benefit from increasing rates. Conversely, these Asian business units are sensitive towards low interest rates, whereas the US benefits from falling interest rates. The economic capital project also takes into account situations where factors are correlated, for example the extent of correlation between Asian and US economies.

(ii) Ceded business

        The Group cedes certain business to other insurance companies. Although the ceding of insurance does not relieve the Group of liability to its policyholders, the Group participates in such agreements for the purpose of managing its loss exposure. The Group evaluates the financial condition of its reinsurers and monitors concentration of credit risk from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure from reinsurer insolvencies. There are no significant concentrations of reinsurance risk.

(c) Guarantees

        Notes D2(b), D3(b) and D4(b) and (h) provide details of guarantee features of the Group's life assurance products. In the UK guarantees of the with-profits products are valued for accounting purposes on a market consistent basis for 2005 as described in section D2(d)(ii). The UK business also has products with guaranteed annuity option features, mostly within SAIF, as described in section D2(b). There is little exposure to financial options and guarantees in the shareholder-backed business of the UK operations. The US business annuity products have a variety of option and guarantee features as described in section D3(b). JNL's derivative program seeks to manage the exposures as described in section D3(c). The most significant exposure for the Group arises on Taiwan whole of life policies as described in section D4(h).

(d) Amount, timing and uncertainty of future cash flows from insurance contracts

        The factors that affect the amount, timing and uncertainty of future cash flows from insurance contracts depend upon the businesses concerned as described in subsequent sections. In general terms, the Group is managed by reference to a combination of measures. These measures include IFRS basis earnings, net shareholder cash flow to or from business units from or to central funds, and movements in the value of discounted future expected cash flows of in-force long-term insurance business. The latter item is commonly referred to as Embedded Value.

        The business covered for determining EEV basis results includes investment contracts (i.e. contracts with insignificant insurance risk as defined under IFRS 4) as well as insurance contracts (i.e. those that contain significant insurance risk). Investment contracts form a relatively small part of the Group's long-term business as demonstrated by the carrying values of policyholder liabilities shown in the Group balance sheet.

        The cash flows subject to valuation are those expected under the contracts such as those arising from premiums, claims, expenses after appropriate estimation of future lapse behavior and mortality and morbidity experience. The cash flows also include the expected future cash flows on assets covering liabilities and encumbered capital.

        Encumbered capital is based on Prudential's internal target for economic capital subject to it being at least the local statutory minimum requirements. Economic capital is assessed using internal models but does not take credit for the significant diversification benefits that exist within the Group.

        Valuation of the future cash flows also takes account of the 'time value' of option and guarantee features of the Group's long-term business contracts. The time value reflects the variability of economic outcomes in the future. Where appropriate, a full stochastic valuation is undertaken to determine the value of the in-force business. Common principles are adopted across the Group for the stochastic asset model classes, for example, separate modeling of individual asset classes but with allowance for correlation between the various asset classes. In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions are modeled. In all instances, the modeled actions are in accordance with approved local practice and therefore reflect the options actually available to management. For the PAC with-profits sub-fund, the actions are consistent with those set out in the Principles and Practices of Financial Management.

        The present value of the future cash flows is calculated using a risk discount rate which reflects both the time value of money and the risks associated with the cash flows that are not otherwise allowed for. The risk allowance covers market and non-market risks.

        Under Capital Asset Pricing Methodology (CAPM), the discount rate is determined as the aggregate of the risk-free rate and the risk margin for market risk. The latter is calculated as the 'beta' times the equity risk premium. Under CAPM, the beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product cash flows. They are determined by considering how the profits from each product are impacted by changes in expected returns on various asset classes, and by converting this into a relative rate of return it is possible to derive a product specific beta.

        CAPM does not include any allowance for non-market risks since they are assumed to be fully diversifiable. For EEV purposes, however, a risk margin is added for non-diversifiable non-market risks and to cover Group level risks.

        Product specific discount rates are used in order to reflect the risk profile of each major territory and product group. No allowance is required for non-market risks where these are assumed to be fully diversifiable. The majority of non-market risks are considered to be diversifiable. Finance theory cannot be used to determine the appropriate component of beta for non-diversifiable non-market risks since there is no observable risk premium associated with it that is akin to the equity risk premium. Recognizing this, a pragmatic approach has been used. A constant 50 basis points has been added to the risk margin for market risk to cover the non-diversifiable non-market risks associated with the business.

        Product level betas are calculated each year. They are combined with the most recent product mix to produce appropriate beta and risk discount rates for each major product grouping.

(e) Sensitivity of IFRS basis profit or loss and equity to changes that have a material effect

        The factors that may significantly affect IFRS results due to changes of experience or assumptions vary significantly between business units. The most significant items are summarized below.

UK insurance operations

  •
  With-profits business—investment performance subject to smoothing through declared bonuses;

  •
  unit-linked business—investment performance through fund management fees; and

  •
  annuity business—mortality experience and assumptions, and credit risk.

Jackson National Life

  •
  Variable annuity business—fund management performance and incidence of guarantee features of the contracts;

  •
  fixed annuity business—spread differential between earned rate and rate credited to policyholder; and

  •
  fixed index annuity business—spread differential between earned rate and rate credited to policyholder and incidence of equity index participation features.

Asian operations

  •
  With-profits business—as for UK Insurance operations;

  •
  unit-linked business—as for UK Insurance operations; and

  •
  non-participating business—return on assets covering the Taiwan whole of life policies.

        Where appropriate these issues are discussed in notes D2, D3 and D4.

        Lapse risk is not mentioned above and has variable impacts. In the UK, adverse persistency experience has led to losses in embedded value in 2004 and 2005 reflecting a reduced level of projected statutory transfers from the PAC with-profits fund. However, in any given year the statutory transfer recognized in IFRS profits is only marginally affected by altered persistency trends.

        JNL is sensitive to lapse risk. However, JNL has swaption derivatives in place to ameliorate the effect of a sharp rise in interest rates, which would be the most likely cause of a sudden change in policyholder behavior.

(f) Duration of liabilities

        Under the terms of the Group's contracts, as for life assurance contracts generally, the contractual maturity date is the earlier of the end of the contract term, death or surrender. The Group has therefore chosen to provide details of liability duration that reflect the actuarially determined best estimate of the likely incidence of these three factors on contract duration. Details are shown in sections D2(i), D3(i) and D4(i). Effective interest rates, as defined in IAS 32, are not applicable to the Group's insurance contracts and investment contracts with discretionary participation features.

        In the years 2001 to 2005 claims paid on the Group's life assurance contracts including those now classified as investment contracts under IFRS 4 ranged from £11.8 billion to £13.8 billion. Indicatively it is to be expected that of the Group's policyholder liabilities (excluding unallocated surplus) at December 31, 2005 of £159 billion, the amounts likely to be paid in 2006 will be of a similar magnitude.

D2: UK insurance operations

(a) Summary balance sheet at December 31, 2005

        In order to explain the different types of UK business and fund structure, the balance sheet of the UK insurance operations may be analyzed by the assets and liabilities of the Scottish Amicable Insurance Fund, the PAC with-profits sub-fund, annuity business, unit-linked and other business. The assets and liabilities of these funds and subsidiaries are shown in the table below.

		PAC with-profits sub-fund (note i)			Other funds and subsidiaries
	Scottish Amicable Insurance Fund (note ii)	Excluding Prudential Annuities Limited	Prudential Annuities Limited (note iii)	Total (note iv)	Prudential Retirement Income Limited	Other non- profit unit- linked and other business (note v)	Total	UK insurance operations Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Assets
Goodwill attributable to PAC with-profits fund	—	607	—	607	—	—	—	607
Other intangibles:
PAC with-profit fund	6	29	—	29	—	—	—	35
Other operations	—	—	—	—	—	199	199	199

Total	6	29	—	29	—	199	199	234

Other non-investment and non-cash assets	314	2,263	273	2,536	236	1,384	1,620	4,470

Investments of long-term business, banking and other operations:
Investment properties	1,586	9,569	401	9,970	214	900	1,114	12,670
Financial investments:
Loans and receivables	213	653	211	864	44	9	53	1,130
Equity securities and portfolio holdings in unit trusts	7,515	39,797	369	40,166	6	10,839	10,845	58,526
Debt securities	4,710	15,373	14,331	29,704	8,695	6,343	15,038	49,452
Other investments	237	2,231	181	2,412	28	11	39	2,688
Deposits	723	3,615	391	4,006	442	1,626	2,068	6,797

Total investments	14,984	71,238	15,884	87,122	9,429	19,728	29,157	131,263

Held for sale assets	—	728	—	728	—	—	—	728
Cash and cash equivalents	101	721	75	796	13	285	298	1,195

Total assets	15,405	75,586	16,232	91,818	9,678	21,596	31,274	138,497

Equity and liabilities
Equity
Shareholders' equity	—	—	—	—	782	359	1,141	1,141
Minority interests	21	74	—	74	—	—	—	95

Total equity	21	74	—	74	782	359	1,141	1,236

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	14,011	33,424	14,068	47,492	8,324	9,404	17,728	79,231
Investment contract liabilities with discretionary participation features	751	25,692	—	25,692	—	—	—	26,443
Investment contract liabilities without discretionary participation features	—	—	—	—	—	10,502	10,502	10,502
Unallocated surplus of with-profit funds (reflecting application of 'realistic' provisions for UK regulated with-profits funds)	—	9,683	1,589	11,272	—	—	—	11,272

Total	14,762	68,799	15,657	84,456	8,324	19,906	28,230	127,448

Operational borrowings attributable to shareholder-financed operations	—	—	—	—	—	17	17	17
Borrowings attributable to with-profit funds	118	1,780	—	1,780	—	—	—	1,898
Other non-insurance liabilities	504	4,933	575	5,508	572	1,314	1,886	7,898

Total liabilities	15,384	75,512	16,232	91,744	8,896	21,237	30,133	137,261

Total equity and liabilities	15,405	75,586	16,232	91,818	9,678	21,596	31,274	138,497

Notes

(i)
For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund.

(ii)
Scottish Amicable Insurance Fund (SAIF) is a separate sub-fund within the PAC long-term business fund.

(iii)
Wholly-owned subsidiary of the PAC WPSF that writes annuity business.

(iv)
Excluding policyholder liabilities of the Hong Kong branch of PAC.

(v)
Within policyholder liabilities of £19,906 million for the non-profit unit-linked and other business is £16,639 million for unit-linked business.

(b) Products and guarantees

        Prudential's long-term products in the UK consist of life insurance, pension products and pension annuities.

        These products are written primarily in:

  •
  One of three separate sub-funds of the PAC long-term fund, namely the with-profits sub-fund, the SAIF, and the non-profit sub-fund;

  •
  Prudential Annuities Limited, which is owned by the PAC with-profits sub-fund;

  •
  Prudential Retirement Income Limited, a shareholder-owned subsidiary; or

  •
  Other shareholder-backed subsidiaries writing mainly non-profit unit-linked business.

(i) With-profits products and PAC with-profits sub-fund

        Within the balance sheet of UK insurance operations, there are policyholder liabilities of £73.2 billion and unallocated surplus of £11.3 billion that relate to the WPSF. The WPSF mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The WPSF's profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation.

        With-profits products provide returns to policyholders through bonuses that are 'smoothed'. There are two types of bonuses: 'annual' and 'final'. Annual bonuses are declared once a year, and once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration.

        When determining policy payouts, including final bonuses, Prudential considers policyholders' reasonable expectations, the need to smooth claim values and payments from year to year and competitive considerations, together with 'asset shares' for specimen policies. Asset shares broadly reflect the value of premiums paid plus the investment return on the assets notionally attributed to the policy, less the other items to be charged such as expenses and the cost of the life insurance cover.

        For many years, UK with-profits product providers, such as Prudential, have been required by law and regulation to consider the reasonable expectations of policyholders in setting bonus levels. This concept is established by statute but is not defined. However, it is defined within the regulatory framework, which also more recently contains an explicit requirement to treat customers fairly.

        The WPSF held a provision of £52 million at December 31, 2005 (2004: £49 million) to honor guarantees on a small amount of guaranteed annuity products. SAIF's exposure to guaranteed annuities is described below.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2005

        Beyond the generic guarantees described above, there are very few explicit options or guarantees such as of minimum investment returns, surrender values or annuity at retirement and any granted have generally been at very low levels.

(ii) Annuity business

        Prudential's conventional annuities include level, fixed increase and retail price index (RPI) annuities. They are mainly written within the subsidiaries PAL, PRIL, Prudential Pensions Limited and the PAC with-profits sub-fund, but there are some annuity liabilities in the WPSF and SAIF.

        Prudential's fixed-increase annuities incorporate automatic increases in annuity payments by fixed amounts over the policyholder's life. The RPI annuities that Prudential offers provide for a regular annuity payment to which an additional amount is added periodically based on the increase in the UK RPI. Prudential's with-profits annuities, which are written in the WPSF, combine the income features of annuity products with the investment smoothing features of with-profits products and enable policyholders to obtain exposure to investment return on the WPSF's equity shares, property and other investment categories over time.

        Policyholders select an 'anticipated bonus' from the specific range Prudential offers for the particular product. The amount of the annuity payment each year depends upon the relationship between the anticipated bonus rate selected by the policyholder when the product is purchased and the bonus rates Prudential subsequently declares each year during the term of the product. If the total bonus rates fall below the anticipated rate, then the annuity income falls.

        At December 31, 2005, £25.3 billion of investments relate to annuity business of PAL and PRIL. These investments are predominantly in debt securities (including retail price index-linked bonds to match retail price index-linked annuities), loans and deposits and are duration matched with the estimated duration of the liabilities they support.

(iii) SAIF

        SAIF is a ring-fenced sub-fund of the PAC long-term fund and was formed following the acquisition of the mutually owned Scottish Amicable Life Assurance Society in 1997. No new business may be written in SAIF, although regular premiums are still being paid on policies in force at the time of the acquisition and incremental premiums are permitted on these policies.

        The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although they are entitled to investment management fees on this business.

        The process for determining policyholder bonuses of SAIF with-profits policies, which constitute the vast majority of obligations of the funds, is similar to that for the with-profit policies of the WPSF. However, in addition, the surplus assets in SAIF are allocated to policies in an orderly and equitable distribution over time as enhancements to policyholder benefits i.e. in excess of those based on asset share.

        Provision is made for the risks attaching to some SAIF unitized with-profits policies that have MVR—free dates and for those SAIF products which have a guaranteed minimum benefit on death or maturity of premiums accumulated at 4 per cent per annum.

        The Group's main exposure to guaranteed annuities in the UK is through SAIF and a provision of £619 million was held in SAIF at December 31, 2005 (2004: £648 million) to honor the guarantees. As SAIF is a separate sub-fund solely for the benefit of policyholders of SAIF this provision has no impact on the financial position of the Group's shareholders' funds.

(iv) Unit-linked (non-annuity) and other non-profit business

        Prudential UK insurance operations also have an extensive book of unit-linked policies of varying types and provide a range of other non-profit business such as stakeholder, credit life and non-life long-term contracts. These contracts do not contain significant financial guarantees.

        There are no guaranteed maturity values or guaranteed annuity options on unit-linked policies except for minor amounts for certain policies linked to cash units within SAIF.

(c) Exposure to market risk

(i) Non-linked life and pension business

        For with-profits business, the absence of guaranteed surrender values and the flexibility given by the operation of the bonus system means that the majority of the investments backing the with-profits business are in equities and real estate with the balance in debt securities, deposits and loans.

        The investments supporting the protection business are small in value and tend to be fixed maturities reflecting the guaranteed nature of the liabilities.

(ii) Pension annuity business

        Prudential's UK annuity business employs fixed income investments (including UK retail price index-linked assets) because the liabilities consist of guaranteed payments for as long as each annuitant is alive. Retail price index-linked assets are used to back pension annuities where the payments are linked to the RPI.

(iii) Unit-linked business

        Except through the second order effect on investment management fees, the unit-linked business of the UK insurance operations is not exposed to market risk. The lack of exposure arises from the contract nature whereby policyholder benefits reflect asset value movements of the unit-linked funds.

(d) Process for setting assumptions and determining liabilities

(i) Overview

        Calculation of the contract liabilities involves the setting of assumptions for future experience. This is done following detailed review of the relevant experience including, in particular, mortality, expenses, tax and economic assumptions. For with-profits business written in the WPSF or SAIF from 2005, for IFRS accounting purposes, a market consistent valuation is performed (as described in section (ii) below). Additional assumptions required are persistency and the management actions under which the fund is managed. Assumptions used for market consistent valuation typically do not contain margins, whereas those used for the valuation of other classes of business do.

        Mortality assumptions are set based on the results of the most recent experience analysis looking at the experience over recent years of the relevant business. For non-profit business, a margin for adverse deviation is added. Different assumptions are applied for different product groups. For annuitant mortality, assumptions for current mortality rates are based on recent experience investigations and expected future improvements in mortality. The expected future improvements are based on recent experience and projections of the business and industry generally.

        Maintenance and, for some classes of business, termination expense assumptions are expressed as per policy amounts. They are set based on the expenses incurred during the year, including an allowance for ongoing investment expenditure and allocated between entities and product groups in accordance with the operation's internal cost allocation model. For non-profit business a margin for adverse deviation is added to this amount. Expense inflation assumptions are set consistent with the economic basis and based on the difference between nominal gilts and index-linked gilts; unit expenses are assumed not to increase in future years at a faster rate than this difference.

        The actual renewal expenses charged to SAIF will continue to be based on the tariff arrangement specified in the Scottish Amicable Life Assurance Society Scheme until December 31 2007, when the tariff arrangement terminates. This provides an additional margin in SAIF as the unit costs derived from actual expenses (and used to derive the recommended assumptions) are generally significantly greater than the tariff costs.

        The assumptions for investment management expenses are based on the charges specified in agreements with the Group's investment management operations, plus a margin for adverse deviation for non-profit business.

        Tax assumptions are set equal to current rates of taxation.

        For non-profit business excluding unit-linked business, the valuation interest rates used to discount the liabilities are based on the yields as at the valuation date on the assets backing the technical provisions. For fixed interest securities the gross redemption yield is used, for property it is the rental yield, and for equities it is the greater of the dividend yield and the average of the dividend yield and the earnings yield. An adjustment is made to the yield on non risk-free fixed interest securities and property to reflect credit risk. To calculate the non-unit reserves for linked business, assumptions have been set for the gross unit growth rate and the rate of inflation of maintenance expenses, as well as for the valuation interest rate as described above.

(ii) WPSF and SAIF

        The policyholder liabilities reported for the WPSF are primarily for two broad types of business. These are accumulating and conventional with-profits contracts.

2005

        The provisions at December 31, 2005 have been determined on a basis consistent with the detailed methodology included in regulations contained in the FSA's rules for the determination of regulatory reporting reserves on the FSA's 'realistic' Peak 2 basis. In aggregate, the regime has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances. These contracts are a combination of insurance and investment contracts with discretionary participation features, as defined by IFRS 4.

        The FSA's Peak 2 calculation under the new realistic regime, which came fully into effect for the first time for 2004 regulatory reporting requires the value of liabilities to be calculated as:

  •
  The with-profits benefits reserve (WPBR); plus

  •
  future policy related liabilities (FPRL); plus

  •
  the realistic current liabilities of the fund.

        The WPBR is primarily based on the retrospective calculation of accumulated asset shares but is adjusted to reflect future expected policyholder benefits and other outgoings. By contrast, the Peak 1 basis addresses, at least explicitly, only declared bonuses.

        Asset shares are calculated as the accumulation of all items of income and outgo that are relevant to each policy type. Income comprises credits for premiums, investment returns (including unrealized gains), and miscellaneous profits. Outgo comprises charges for tax (including an allowance for tax on unrealized gains), guarantees and smoothing, mortality and morbidity, shareholders' profit transfers, miscellaneous losses, and expenses and commission (net of any tax relief).

        The FPRL must include a market consistent valuation of costs of guarantees, options and smoothing, less any related charges, and this amount must be determined using either a stochastic approach, hedging costs or a series of deterministic projections with attributed probabilities.

        The assumptions used in the stochastic models are calibrated to produce risk-free returns on each asset class. Volatilities of, and correlations between, investment returns from different asset classes are as determined by the Group's Portfolio Management Group but aim to be market consistent.

        The cost of guarantees, options and smoothing is very sensitive to the bonus, market value reduction (MVR), and investment policy the Company employs and therefore the stochastic modeling incorporates a range of management actions that would help to protect the fund in adverse investment scenarios. Substantial flexibility has been included in the modeled management actions in order to reflect the discretion that the Company retains in adverse investment conditions, thereby avoiding the creation of unreasonable minimum capital requirements. The management actions assumed are consistent with our management policy for with-profit funds and our disclosures in the publicly available Principles and Practices of Financial Management.

        The contract liabilities for with-profits business also required assumptions for persistency. These are set based on the results of the Company's recent experience analysis.

2004

        The amounts shown in the consolidated balance sheet at December 31, 2004 for technical provisions and unallocated surplus (fund for future appropriations) for with-profit business of the WPSF and SAIF have been determined in accordance with the MSB of accounting applicable at that time. With the exception of minor accounting adjustments, the technical provisions reflect the UK regulatory basis of reporting that has applied for many years, and which effectively constitutes the Peak 1 basis under the new FSA regime.

        Under this basis of accounting, the future policyholder benefit provisions on conventional with-profit policies was calculated using the net premium valuation method, such that they would be sufficient at the outset of the policy to provide only for the discounted value of the original guaranteed death and maturity benefits on the chosen valuation assumptions. The provisions were then calculated by subtracting the present value of future net premiums from the present value of future benefits (including vested bonuses) using a prudent discount rate.

        Under the net premium valuation method, vested bonuses are included in the cash flows assessed but future allocations of bonuses are not included explicitly, although they may be implicitly taken into account in the discount rate used, which is based on the return available on suitable investments. The detailed methodology for UK companies is included in the regulations contained in the FSA rules. In particular, the returns available from equity and property assets are based on expected income and/or earnings and no allowance is made for future capital growth.

        The assumptions to which the estimate of the technical provisions for conventional with-profit contracts at December 31, 2004 were particularly sensitive were the interest rates used to discount the provision and the future mortality experience of policyholders. The net premium reserves were calculated using assumptions for interest, mortality, morbidity, and expense but without assumptions for withdrawals. The assumptions were determined as prudent best estimates at the date of valuation. Interest rates used in establishing policyholder benefit provisions at December 31, 2004 range from 3 per cent to 5 per cent.

        For accumulating with-profit business, the calculation of technical provisions at December 31, 2004 was based on a gross premium bonus reserve valuation. In general terms, a gross premium valuation basis is one in which the premiums brought into account are the full amounts receivable under the contract. The method includes explicit estimates of premiums, expected claims, future regular bonuses, costs of maintaining contracts and future renewal expenses. Cash flows are discounted at the valuation rate of interest. The methodology for UK companies is included in the FSA rules. The discount rate is based on the expected return on the assets deemed to back the liabilities as prescribed by the FSA rules.

        For PAC business the calculation was based on a valuation under which future reversionary bonuses are added to the guaranteed liabilities existing at the valuation date. The assumptions to which the estimation of the technical provisions were particularly sensitive were the assumed future reversionary bonuses, the interest rate used to discount the provisions, the assumed future per policy expenses and the assumed future mortality experience of policyholders.

        For the purposes of calculating the liabilities using the bonus reserve method the assumed interest rates ranged from 2.5 per cent to 5.0 per cent at December 31, 2004, while future reversionary bonuses were assumed to fall immediately from then current levels to zero.

(iii) Annuity business

        The contract liabilities for PAL and PRIL are based on the FSA regulatory solvency basis. The valuation is then modified for MSB reporting purposes to remove certain of the margins for prudence within the assumptions, and contingency reserves, both of which are required under the solvency basis applied for regulatory purposes, but not for financial accounting.

        The contract liabilities are the discounted value of future claim payments, adjusted for investment expenses and future administration costs. The interest rate used for discounting claim payments is derived from the yield on the assets held with an allowance for default and mismatching risk. At December 31, 2005, the interest rates applied ranged from 1.0 per cent to 4.6 per cent (2004: 1.5 per cent to 5.0 per cent).

        The mortality assumptions are set in light of recent population and internal experience. The assumptions used are percentages of standard actuarial mortality tables with an allowance for future mortality improvements. Where annuities have been sold on an enhanced basis to impaired lives an additional age adjustment is made. The percentages of the standard table used are selected according to the source of business. The range of percentages used is set out in the following tables:

PAL

	2005		2004
	Males	Females	Males	Females
In payment	93% – 100% PMA92 (C = 2004) with medium cohort improvement table with a minimum annual improvement of 1.25%	84% – 105% PFA92 (C = 2004) with 75% of medium cohort improvement table with a minimum annual improvement of 0.75%	97% – 111% PMA92 (C = 2004) with medium cohort improvement table with a minimum annual improvement of 1.25%	92% – 105% PFA92 (C = 2004) with 75% of medium cohort improvement table with a minimum annual improvement of 0.75%
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

PRIL

	2005		2004
	Males	Females	Males	Females
In payment	88% – 100% PMA92 (C = 2004) with medium cohort improvement table with a minimum annual improvement of 1.25%	84% – 102% PFA92 (C = 2004) with 75% of medium cohort improvement table with a minimum annual improvement of 0.75%	90% – 113% PMA92 (C = 2004) with medium cohort improvement table with a minimum annual improvement of 1.25%	85% – 104% PFA92 (C = 2004) with 75% of medium cohort improvement table with a minimum annual improvement of 0.75%
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

(iv) Unit-linked (non-annuity) and other non-profit business

        The majority of other long-term business written in the UK insurance operations is unit-linked business or other business with similar features. For these contracts the attaching liability reflects the unit value obligation and provision for mortality risk. The latter component is determined by applying mortality assumptions on a basis that is appropriate for the policyholder profile.

        For unit-linked business, the assets covering unit liabilities are exposed to market risk, but the residual risk when considering the unit-linked liabilities and assets together is limited to the effect on fund-based charges.

        For those contracts where the level of insurance risk is insignificant the assets and liabilities arising under the contracts are distinguished between those that relate to the financial instrument liability and acquisition costs and deferred income that relate to the component of the contract that relates to investment management. Acquisition costs and deferred income are recognized consistent with the level of service provision in line with the requirements of IAS 18.

(e) Reinsurance

        The Group's UK insurance business cedes only minor amounts of business outside the Group. During 2005, reinsurance premiums for externally ceded business were £82 million and reinsurance recoverable insurance assets were £750 million in aggregate. The gains and losses recognized in profit and loss for these contracts were immaterial.

(f) Effect of changes in assumptions used to measure insurance assets and liabilities

        For with-profits business the only change of note is an altered basis of recognizing liabilities and unallocated surplus for SAIF. This is to comply with actuarial guidance GN 45, which requires that for a closed fund where the fund will be distributed fully that the working capital is shown as zero, with the future enhancements to asset shares being increased by the free capital. Without the adjustment the unallocated surplus would have been approximately £700 million. Shareholder results and equity are not altered by this change.

        The change of mortality table for PAL explained in section D2(d) increased liabilities by £144 million. As PAL is owned by the WPSF this change had no affect on shareholder profit.

        For shareholder-backed non-participating business a number of changes of assumptions were made in 2005. Taken together these changes had the effect of reducing [profit before tax]by £36 million with consequent increase in liabilities. The reduction arose from a charge of £69 million for strengthened mortality assumptions, being partially offset by a net credit of £29 million in respect of a reduced level of expected defaults for debt securities, and a credit of £4 million for other changes.

        The net charge of £36 million comprises amounts in respect of PAC (£35 million charge), Prudential Holborn Life (£2 million credit), and PRIL (£3 million charge).

(g) Sensitivity of IFRS basis profit or loss and equity to changes that have a material effect

        The primary sensitivities that have a material effect on the IFRS basis results of the UK insurance operations relate to asset-liability matching and mortality experience for shareholder-backed annuity business. Further details are described below.

(i) With-profits business

SAIF

        Shareholders have no interest in the profits of SAIF but are entitled to the investment management fees paid on the business.

With-profits sub-fund business

        For with-profits business (including non-participating business of PAL which is owned by the WPSF) adjustments to liabilities and any related tax effects are recognized in the income statement. However, except for any impact on the annual declaration of bonuses, shareholders' profit for with-profits business is unaffected. This is because IFRS basis profits for with-profits business, which are determined on the same basis as on preceding UK GAAP, solely reflect one-ninth of the cost of bonuses declared for the year.

        The main factors that influence the determination of bonus rates are the return on the investments of the fund, the effect of inflation, taxation, the expenses of the fund chargeable to policyholders and the degree to which investment returns are smoothed. Mortality and other insurance risk represent a relatively small component of the factors.

        Unallocated surplus represents the excess of assets over policyholder liabilities of the fund. As unallocated surplus of the WPSF is recorded as a liability, movements in its value do not affect shareholders' profits or equity.

        The level of unallocated surplus is particularly sensitive to the level of investment returns on the portion of the life fund assets that represent the surplus. The effects for 2005 and 2004 are demonstrated in note D5.

(ii)
Shareholder-backed annuity business

        Profits from shareholder-backed annuity business are most sensitive to:

  •
  the extent to which the duration of the assets held closely match the expected duration of the liabilities under the contracts, assuming close matching, the impact of short-term asset value movements for interest rate movements will broadly offset changes in the values of liabilities caused by movements in valuation rates of interest;

  •
  actual versus expected default rates on assets held;

  •
  the difference between long-term rates of return on corporate bonds and risk-free rates;

  •
  the variance between actual and expected mortality experience; and

  •
  the extent to which expected future mortality experience gives rise to changes in the measurement of liabilities.

        A decrease in assumed mortality rates of 1 per cent would decrease gross profits by approximately £33 million. A decrease in credit default assumptions of five basis points would increase gross profits by £65 million. A decrease in renewal expenses (excluding investment management expenses) of 5 per cent would increase gross profits by £12 million. The effect on profits would be approximately symmetrical for changes in assumption that are directionally opposite to those explained above.

(iii)
Unit-linked and other business

        Unit-linked and other business represents a comparatively small proportion of the in-force business of the UK insurance operations.

        Profits from unit-linked and similar contracts primarily arise from the excess of charges to policyholders, for management of assets under the Company's stewardship, over expenses incurred. The former is most sensitive to the net accretion of funds under management as a function of new business and lapse and mortality experience. The accounting impact of the latter is dependent upon the amortization of acquisition costs in line with the emergence of margins (for insurance contracts) and amortization in line with service provision (for the investment management component of investment contracts). By virtue of the design features of most of the contracts which provide low levels of mortality cover the profits are relatively insensitive to changes in mortality experience.

(iv)
Exposure to interest rate risk

        By virtue of the fund structure, product features and basis of accounting described in note D2(b) and (d), the policyholder liabilities of the UK insurance operations are, except for pension annuity business, not generally exposed to interest rate risk. For pension annuity, business liabilities are exposed to fair value interest rate risk. However, the net exposure to the PAC WPSF (for PAL) and shareholders (for liabilities of PRIL) is very substantially ameliorated by virtue of the close matching of assets with appropriate duration.

(h) Duration of liabilities

        With the exception of most unitized with-profit bonds and other whole of life contracts the majority of the contracts of the UK insurance operations have a contract term. However, in effect, the maturity term of contracts reflects the earlier of death, maturity, or lapsation. In addition, with-profit contract liabilities as noted in note D2(d) above include projected future bonuses based on current investment values. The actual amounts payable will vary with future investment performance of SAIF and the WPSF. To ascribe particular amounts payable to these contracts in future years does not provide appropriate information.

        The Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The maturity profile of the cash flows used for 2005 for that purpose for insurance contracts, as defined by IFRS, i.e. those containing significant insurance risk, and investment contracts, which do not, is as follows:

	Insurance contracts				Investment contracts
	With-profits %	PAL %	PRIL %	Other %	With-profits %	Unit-linked and similar %
Expected maturity:
0 to 5 years	48	32	29	33	25	45
5 to 10 years	29	24	22	25	24	24
10 to 15 years	13	17	17	18	18	14
15 to 20 years	6	12	12	14	14	8
20 to 25 years	3	7	8	6	11	5
Over 25 years	1	8	12	4	8	4

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2005

D3: US operations

(a) Summary balance sheet at December 31, 2005

	Long-term business
	Variable annuity separate account assets and liabilities*	Fixed annuity, GIC and other business*	Total	Broker-dealer and fund management	US operations total
	£ million	£ million	£ million	£ million	£ million
Assets
Goodwill	—	—	—	16	16
Other intangibles	—	1,634	1,634	—	1,634
Other non-investment and non-cash assets	—	1,799	1,799	89	1,888
Investments:
Investment properties	—	41	41	—	41
Financial investments:
Loans and receivables	—	3,577	3,577	—	3,577
Equity securities and portfolio holdings in unit trusts	8,574	273	8,847	—	8,847
Debt securities	—	24,290	24,290	—	24,290
Other investments	—	794	794	31	825
Deposits	—	374	374	6	380

Total investments	8,574	29,349	37,923	37	37,960

Cash and cash equivalents	—	154	154	48	202

Total assets	8,574	32,936	41,510	190	41,700

Equity and liabilities
Equity
Shareholders' equity	—	2,899	2,899	70	2,969
Minority interests	—	2	2	—	2

Total equity	—	2,901	2,901	70	2,971

Liabilities
Policyholder liabilities:
Insurance contract liabilities	8,574	21,905	30,479	—	30,479
Investment contract liabilities without discretionary participation features (GIC and annuity certain)	—	1,502	1,502	—	1,502

Total	8,574	23,407	31,981	—	31,981

Core structural borrowings of shareholder-financed operations	—	145	145	—	145
Operational borrowings attributable to shareholder-financed operations	—	1,085	1,085	—	1,085
Other non-insurance liabilities	—	5,398	5,398	120	5,518

Total liabilities	8,574	30,035	38,609	120	38,729

Total equity and liabilities	8,574	32,936	41,510	190	41,700

*
Assets and liabilities attaching to variable annuity business that are not held in the separate account are shown within those of other business.

Summary policyholder liabilities (net of reinsurance) and reserves at December 31, 2005

        The policyholder liabilities, net of reinsurers' share of £520 million reflect balances in respect of the following:

2005
£ million
Policy reserves and liabilities on non-linked business:
Reserves for future policyholder benefits and claims payable	971
Deposits on investment contracts (as defined under US GAAP)	20,702
Guaranteed investment contracts	1,214
Unit-linked (variable annuity (VA)) business	8,574

31,461

        In addition to the policyholder liabilities above, JNL has entered into a program of funding arrangements under contracts which, in substance, are almost identical to GICs. The liabilities under these funding arrangements totaled £3,267 million and are included in 'other non-insurance liabilities' in the balance sheet above.

(b) Products and guarantees

        JNL provides long-term savings and retirement products to retail and institutional customers throughout the US. JNL offers individual fixed annuities, fixed index annuities, immediate annuities, variable annuities, individual and variable life insurance and institutional products.

(i) Fixed annuities

Interest-sensitive annuities

        In 2005, interest-sensitive fixed annuities accounted for 36 per cent (2004: 41 per cent) of policy and contract liabilities of JNL. Interest-sensitive fixed annuities are primarily deferred annuity products that are used for retirement planning and for providing income in retirement. They permit tax-deferred accumulation of funds and flexible payout options.

        The policyholder of an interest-sensitive fixed annuity pays JNL a premium, which is credited to the policyholder's account. Periodically, interest is credited to the policyholder's account and in some cases administrative charges are deducted from the policyholder's account. JNL makes benefit payments at a future date as specified in the policy based on the value of the policyholder's account at that date.

        The policy provides that at JNL's discretion it may reset the interest rate, subject to a guaranteed minimum. The minimum guarantee varies from 1.5 per cent to 5.5 per cent (2004: 1.5 per cent to 5.5 per cent) depending on the jurisdiction of issue and the date of issue, with 73 per cent (2004: 73 per cent) of the fund at 3 per cent or less. The average guarantee rate is 3.3 per cent (2004: 3.3 per cent).

        Approximately 29 per cent (2004: 22 per cent) of the interest-sensitive fixed annuities JNL wrote in 2005 provide for a market value adjustment, that could be positive or negative, on surrenders in the surrender period of the policy. This formula-based adjustment approximates the change in value that assets supporting the product would realize as interest rates move up or down. The minimum guaranteed rate is not affected by this adjustment.

Fixed index annuities

        Fixed index annuities account for 7 per cent (2004: 6 per cent) of JNL's policy and contract liabilities at December 31, 2005. Fixed indexed annuities vary in structure, but generally are deferred annuities that enable policyholders to obtain a portion of an equity-linked return but provide a guaranteed minimum return. These guaranteed minimum rates are generally set at 3 per cent.

        JNL hedges the equity return risk on fixed index products using futures and options linked to the relevant index. The cost of these hedges is taken into account in setting index participation rates and caps. JNL bears the investment and surrender risk on these products.

Immediate annuities

        At December 31, 2005, immediate annuities accounted for 2 per cent (2004: 2 per cent) of JNL's policy and contract liabilities. Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period of years and/or the life of the policyholder. If the term is for the life of the policyholder, then JNL's primary risk is mortality risk. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and is guaranteed for the term of the annuity.

(ii) Variable annuities

        At December 31, 2005, VAs accounted for 32 per cent (2004: 26 per cent) of JNL's policy and contract liabilities. VAs are deferred annuities that have the same tax advantages and payout options as interest-sensitive and fixed index annuities.

        The primary difference between VAs and interest-sensitive or fixed index annuities are investment risk and return. If a policyholder chooses a VA, the rate of return depends upon the performance of the selected fund portfolio. Policyholders may allocate their investment to either the fixed or variable account. Investment risk on the variable account is borne by the policyholder, while investment risk in the fixed account is borne by JNL through guaranteed minimum fixed rates of return. At December 31, 2005, approximately 19 per cent (2004: 26 per cent) of VA funds were in fixed accounts.

        JNL issues VA contracts where it contractually guarantees to the contract holder either a) return of no less than total deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death (guaranteed minimum death benefit (GMDB)), annuitization (guaranteed minimum income benefit (GMIB)), or at specified dates during the accumulation period (guaranteed minimum withdrawal benefit (GMWB)). JNL hedges these risks using equity options and futures contracts as described in note D3(c).

(iii) Life insurance

        JNL's life insurance products accounted for 9 per cent (2004: 10 per cent) of JNL's policy and contract liabilities at December 31, 2005. The products offered include variable life insurance, term life insurance and interest-sensitive life insurance.

(iv) Institutional products

        JNL's institutional products consist of GICs, funding agreements (including agreements issued in conjunction with JNL's participation in the US Federal Home Loan Bank program) and medium-term note funding agreements. At December 31, 2005, institutional products accounted for 14 per cent of JNL's policyholder reserves (2004: 15 per cent). Under a traditional GIC, the policyholder makes a lump sum deposit. The interest rate paid is fixed and established when the contract is issued. If deposited funds are withdrawn earlier than the specified term of the contract, an adjustment is made that approximates a market value adjustment.

        Under a funding agreement, the policyholder either makes a lump sum deposit or makes specified periodic deposits. JNL agree to pay a rate of interest, which may be fixed but which is usually a floating short-term interest rate linked to an external index. The average term of the funding arrangements is one to two years. Funding agreements terminable by the policyholder with less than 90 days notice account for less than 1 per cent (2004: 2 per cent) of JNL total policyholder reserves.

        Medium-term note funding agreements are generally issued to support trust instruments issued on non-US exchanges or to qualified investors (as defined by SEC rule 144A). Through the funding agreements, JNL agrees to pay a rate of interest, which may be fixed or floating, to the holders of the trust instruments.

(c) Risk management

        JNL's main exposure to market risk is through its exposure to interest rate risk because approximately 88 per cent (2004: 88 per cent) of its general account investments support interest-sensitive and fixed index annuities, life business and surplus and 12 per cent (2004: 12 per cent) support institutional business. All of these types of business contain considerable interest rate guarantee features and, consequently, require that the assets that support them are primarily fixed income or fixed maturity.

        Prudential is exposed primarily to the following risks in the US arising from fluctuations in interest rates:

  •
  the risk of loss related to meeting guaranteed rates of accumulation following a sharp and sustained fall in interest rates;

  •
  the risk of loss related to policyholder withdrawals following a sharp and sustained increase in interest rates; and

  •
  the risk of mismatch between the expected duration of certain annuity liabilities and prepayment risk and extension risk inherent in mortgage-backed securities.

        JNL enters into financial derivative transactions, including swaps, forwards, put-swaptions, futures and options to reduce and manage business risks. These transactions manage the risk of a change in the value, yield, price, cash flows, or quantity of, or a degree of exposure with respect to assets, liabilities or future cash flows, which JNL has acquired or incurred.

        JNL generally uses free-standing derivative instruments for hedging purposes. Additionally, certain liabilities, primarily trust instruments supported by funding agreements, fixed index annuities and GMWB and reinsurance GMIB features of variable annuities, issued by JNL contain embedded derivatives as defined by IAS 39, 'Financial Instruments: Recognition and Measurement'. JNL does not account for such derivatives as either fair value or cash flow hedges as might be permitted if specific hedge documentation requirements of IAS 39 were followed. Financial derivatives, including derivatives embedded in certain host liabilities that have been separated for accounting and financial reporting purposes are carried at fair value.

        Value movements on the derivatives are reported within the income statement. The types of derivative used by JNL and their purpose are as follows:

  •
  Interest rate swaps agreements generally involve the exchange of fixed and floating payments over the life of the agreement without an exchange of the underlying principal amount. These agreements are used for hedging purposes;

  •
  forwards consist of interest spreadlock agreements, in which JNL locks in the forward interest rate differential between a swap and the corresponding US Treasury security. The forwards are held for investment purposes;

  •
  put-swaption contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. JNL purchases and writes put-swaptions with maturities up to 10 years. On a net basis, put-swaptions hedge against significant upward movements in interest rates;

  •
  equity index futures contracts and equity index call and put options are used to hedge JNL's obligations associated with its issuance of fixed index immediate and deferred annuities and certain VA guarantees. These annuities and guarantees contain embedded options which are fair valued for accounting and financial reporting purposes;

  •
  total return swaps in which JNL receives equity returns or returns based on reference pools of assets in exchange for short-term floating rate payments based on notional amounts, are held for both hedging and investment purposes; and

  •
  cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps and equity index swaps, are entered into for the purpose of hedging JNL's foreign currency denominated funding agreements supporting trust instrument obligations.

        As noted above, JNL is exposed to equity risk through the options embedded in JNL's fixed indexed liabilities and guarantees included in certain VA benefits including GMDB and GMWB. This risk is managed using a comprehensive equity hedging program to minimize the risk of a significant economic impact as a result of increases or decreases in equity market levels while taking advantage of naturally offsetting exposures in JNL's operations. JNL purchases external futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling separate account fees.

As a result of this hedging program, if the equity markets were to increase by 10 per cent, JNL's free-standing derivatives would decrease in value by approximately £22 million net of related changes to amortization of deferred acquisition costs. This would be substantially offset by the positive impact of increased separate account fees and reserve decreases of approximately £14 million, net of related changes to amortization of deferred acquisition costs, resulting in a net loss of approximately £8 million.

        For risk management purposes, the US general account portfolio is divided substantially into assets that support the interest-sensitive life and fixed annuity business, the institutional business and the fixed index business. Prudential hedges the equity return risk on fixed index products by purchasing futures and options on the relevant index.

Information on credit risk of debt securities and mortgage-backed securities

        For statutory reporting in the US, debt securities are classified into six quality categories specified by the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC). The categories range from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5. Securities in or near default are designated Class 6. Securities designated as Class 3, 4, 5 and 6 are non-investment grade securities. Generally, securities rated AAA to A by nationally recognized statistical ratings organizations are reflected in Class 1, BBB in Class 2, BB in Class 3 and B and below in Classes 4 to 6. If a designation is not currently available from the NAIC, JNL's investment advisor, PPM America, provided the designation for the purposes of disclosure below.

        The following table shows the quality of publicly traded and SEC Rule 144A traded debt securities held by the US operations as at December 31, 2005:

	Carrying value	% of total
	£ million
NAIC designation:
1	5,852	39.0
2	7,622	50.8
3	1,183	7.9
4	320	2.1
5	30	0.2
6	—	0.0

	15,007	100.0

        The following table shows the quality of the non-SEC Rule 144A traded private placement portfolio:

	Carrying value	% of total
	£ million
NAIC designation:
1	1,368	42.8
2	1,471	46.0
3	299	9.3
4	51	1.6
5	—	—
6	11	0.3

	3,200	100.0

        Of the residential mortgage-backed securities, 86.9 per cent were rated AAA or the equivalent by a nationally recognized statistical ratings organization (including Standard & Poor's, Moody's and Fitch) and 99.9 per cent were rated NAIC 1.

        Of the commercial mortgage-backed securities, 100 per cent were rated by a nationally recognized statistical ratings organization (including Standard & Poor's, Moody's and Fitch) and 98.5 per cent were rated investment grade.

(d) Process for setting assumptions and determining liabilities

        Under the MSB of reporting applied under IFRS 4 for insurance contracts, providing the requirements of the Companies Act, UK GAAP standards and the ABI SORP are met, it is permissible to reflect the local basis of provisioning. In the case of JNL, except for adjustments for certain items, the carrying values of insurance assets and liabilities are consolidated into the Group accounts based on US GAAP. The exceptions are for IFRS accounting in 2004 for fixed index annuities, which include embedded derivatives that are supported by equity call options and VA GMWB benefits, and VA GMIB benefits. For 2004, before the adoption of IAS 39, the call options were valued at amortized cost whilst the VA benefits were recognized as a portion of accumulated assessments related to expected excess benefits under MSB. For 2005, in line with US GAAP, these are carried at fair value following the adoption of IAS 39 using the Black-Scholes option valuation methodology.

        Under US GAAP, investment contracts (as defined for US GAAP purposes) are accounted for by applying in the first instance a retrospective deposit method to determine the liability for policyholder benefits. This is then augmented by potentially three additional amounts. These amounts are for:

  •
  Any amounts that have been assessed to compensate the insurer for services to be performed over future periods (i.e. deferred income);

  •
  any amounts previously assessed against policyholders that are refundable on termination of the contract; and

  •
  any probable future loss on the contract (i.e. premium deficiency).

        Capitalized acquisition costs and deferred income for these contracts are amortized over the life of the book of contracts. The present value of the estimated gross profits is computed using the rate of interest that accrues to policyholder balances (sometimes referred to as the contract rate). Estimated gross profits include estimates of the following elements, each of which will be determined based on the best estimate of amounts of the following individual elements over the life of the book of contracts without provision for adverse deviation for:

  •
  Amounts expected to be assessed for mortality less benefit claims in excess of related policyholder balances;

  •
  amounts expected to be assessed for contract administration less costs incurred for contract administration;

  •
  amounts expected to be earned from the investment of policyholder balances less interest credited to policyholder balances;

  •
  amounts expected to be assessed against policyholder balances upon termination of contracts (sometimes referred to as surrender charges); and

  •
  other expected assessments and credits.

        VA contracts written by JNL may, as described above, provide for GMDB, GMIB and GMWB features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate persistency assumptions.

        The GMDB liability is determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess rateably over the accumulation period based on total expected assessments. At December 31, 2005, the GMDB liability was valued using a series of deterministic investment performance scenarios, a mean investment return of 8.4 per cent (2004: 8.4 per cent) and assumptions for lapse, mortality and expense that are the same as those used in amortization of capitalized acquisition costs.

        The direct GMIB liability is determined by estimating the expected value of the annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess rateably over the accumulation period based on total expected assessments.

        The assumptions used for calculating the direct GMIB liability at December 31, 2005 and 2004 are consistent with those used for calculating the GMDB liability.

        JNL regularly evaluates estimates used and adjusts the additional GMDB and GMIB liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

        GMIB benefits are essentially fully reinsured, subject to annual claim limits. As this reinsurance benefit is net settled, it is considered to be a derivative under IAS 39 and is, therefore, recognized at fair value with the change in fair value included as a component of short-term derivative fluctuations.

        Most GMWB features are considered to be embedded derivatives under IAS 39. Therefore, provisions for these benefits are recognized at fair value, with the change in fair value included in [the net income]. Certain GMWB features guarantee payments over a lifetime and, therefore, include mortality risk. Provisions for these GMWB amounts, which are not significant, are valued consistent with the GMDB valuation method discussed above.

        The fair values of the GMWB and GMIB reinsurance derivatives are calculated based on actuarial assumptions related to the projected cash flows, including benefits and related contract charges, over the expected lives of the contracts, incorporating expectations regarding policyholder behavior in varying economic conditions. As the nature of these cash flows can be quite varied, stochastic techniques are used to generate a variety of market return scenarios for evaluation. The generation of these scenarios and the assumptions as to policyholder behavior involve numerous estimates and subjective judgements, including those regarding expected market volatility, correlations of market returns and discount rates, utilization of the benefit by policyholders under varying conditions, and policyholder lapsation. At each valuation date, JNL assumes expected returns based on risk-free rates as represented by the LIBOR forward curve rates as of that date and market volatility as determined with reference to implied volatility data and evaluations of historical volatilities for various indices. The risk-free spot rates as represented by the LIBOR spot curve as of the valuation date are used to determine the present value of expected future cash flows produced in the stochastic process.

        With the exception of the GMDB, GMIB and GMWB features of VA contracts, the financial guarantee features of JNL's contracts are in most circumstances not explicitly valued under the standard US GAAP basis of calculation, but the impact of any interest guarantees would be reflected as they are earned in the current account value (i.e. the US GAAP liability).

        For traditional life insurance contracts, provisions for future policy benefits are determined under US GAAP standard FAS 60, 'Accounting and Reporting by Insurance Enterprises' using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation.

        Institutional products are accounted for as investment contracts under IFRS with the liability classified as being in respect of financial instruments rather than insurance contracts, as defined by IFRS 4. In practice, there is no material difference between the IFRS and US GAAP basis of recognition and measurement for these contracts.

        Certain institutional products representing obligations issued in currencies other than US dollars have been hedged for changes in exchange rates using cross-currency swaps. The fair value of derivatives embedded in funding agreements, as well as foreign currency transaction gains and losses, are included in the carrying value of the trust instruments supported by funding agreements.

(e) Reinsurance

        The principal reinsurance ceded by JNL outside the Group is on term life insurance, direct and assumed accident and health business and certain annuity guarantees. In 2005, the premiums for such ceded business amounted to £78 million. Net commissions received on ceded business and claims incurred ceded to external reinsurers totaled £13 million and £54 million, respectively, during 2005. There were no deferred gains or losses on reinsurance contracts in either 2005 or 2004. The reinsurance asset for business ceded outside the Group was £520 million.

(f) Effect of changes in assumptions used to measure insurance assets and liabilities

        The net income for US operations for 2005 has been determined after taking account of material changes of assumptions during the year. Several assumptions were modified in 2005 to conform to more recent experience. The most significant changes included a DAC write-down of £21 million for Single Premium Deferred Annuities partial withdrawal changes and a Universal Life SOP 03-1, 'Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and Separate Accounts' reserve increase of £13 million due to increasing the mortality assumption. Several smaller changes relating to Single Premium Whole Life surrenders and annuity mortality and annuitization rates, resulted in a £19 million benefit on adjusting amortization of deferred acquisition costs. Combined with other minor modifications, the resulting net impact of all changes during the year was a decrease to pre-tax profits of £7 million.

(g) Sensitivity of IFRS basis profit or loss and equity to changes that have a material effect

(i) Currency fluctuations

        Consistent with the Group's accounting policies the profits of the Group's US operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2005, the rates were US$1.82 and US$1.72 to £1 sterling respectively. A 10 per cent increase in these rates would reduce reported profit before tax attributable to shareholders and shareholders' equity attributable to US insurance operations by £48 million and £270 million respectively.

(ii) Other sensitivities

        The principal determinants of variations in net income are:

  •
  Growth in the size of assets under management covering the liabilities for the contracts in force; and

  •
  spread returns for the difference between investment returns and rates credited to policyholders.

        For the purpose of determining longer-term returns, adjustment is necessary for the normalization of investment returns to remove the effects of short-term volatility in investment returns.

  •
  Amortization of deferred acquisition costs.

        For term business, acquisition costs are deferred and amortized in line with expected premiums. For annuity business, acquisition costs are deferred and amortized in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders, which is based on an annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges) all of which are based on a combination of actual experience of the JNL companies, industry experience and future expectations. A detailed analysis of actual experience is measured by the internally developed mortality studies. For VA business, the key assumption is the expected long-term level of equity market returns which for 2005 and 2004, was 8.4 per cent per annum implemented using a mean reversion methodology. These returns affect the level of future expected profits through their effects on the fee income and the required level of provision for guaranteed minimum death benefit claims.

  •
  Variations in fees and other income, offset by variations in market value adjustment payments and, where necessary, strengthening of liabilities.

        Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and GMDB reserves, the profits of JNL are relatively insensitive to changes in insurance risk.

(iii) Exposure to interest rate risk

        Notwithstanding the market risk exposure described in section D3(c), except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of liabilities of JNL products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement described in sections D3(b) and D3(d).

(h) Duration of liabilities

        The Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The maturity profile of the cash flows used for that purpose for 2005 is as follows:

	Fixed annuity and other business (including GICs and similar contracts) %	Variable annuity %
Expected maturity:
0 to 5 years	34	34
5 to 10 years	29	31
10 to 15 years	17	19
15 to 20 years	10	10
20 to 25 years	5	4
Over 25 years	5	2

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2005

D4: Asian operations

(a) Summary balance sheet at December 31, 2005

	With-profit business	Unit-linked assets and liabilities	Other	Total
	£ million	£ million	£ million	£ million
Assets
Goodwill attributable to shareholders	—	—	172	172
Other intangibles (primarily deferred acquisition costs)	—	—	566	566

Total	—	—	738	738

Other non-investment and non-cash assets	104	11	451	566
Investments of long-term business, banking and other operations:
Investment properties	24	—	15	39
Financial investments:
Loans and receivables	382	—	723	1,105
Equity securities and portfolio holdings in unit trusts	2,444	1,889	626	4,959
Debt securities	1,901	704	2,137	4,742
Other investments	15	3	27	45
Deposits	102	67	205	374

Total investments	4,868	2,663	3,733	11,264

Cash and cash equivalents	114	24	366	504

Total assets	5,086	2,698	5,288	13,072

Equity and liabilities
Equity
Shareholders' equity	—	—	1,288	1,288

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	4,545	2,698	3,483	10,726
Investment contract liabilities with discretionary participation features	80	—	—	80
Investment contract liabilities without discretionary participation features	22	—	—	22
Unallocated surplus of with-profits funds	85	—	—	85

Total	4,732	2,698	3,483	10,913

Other non-insurance liabilities	354	—	517	871

Total liabilities	5,086	2,698	4,000	11,784

Total equity and liabilities	5,086	2,698	5,288	13,072

Summary policyholder liabilities (net of reinsurance) and unallocated surplus at December 31, 2005

        The policyholder liabilities (net of reinsurance of £8 million) and unallocated surplus shown in the table above reflect the following balances:

2005
£ million
With-profits and other non-linked business	8,122
Unallocated surplus of Asian operations	85
Unit-linked business	2,698

10,905

        At December 31, 2005 the policyholder liabilities (net of reinsurance) and unallocated surplus for Asian operations of £10.9 billion (2004: £7.9 billion) comprised the following:

2005
£ million
Singapore	3,938
Hong Kong	2,156
Taiwan	2,050
Japan	631
Malaysia	763
Other countries	1,367

Total Asian operations	10,905

        This amount covers a range of with-profit, unit-linked and non-participating contracts.

(b) Products and guarantees

        The life insurance products offered by the Group's Asian operations include a range of with-profits and non-participating term, whole life, endowment and unit-linked policies. The Group's Asian operations also offer health, disability, critical illness, and accident coverage to supplement its core life products.

        The terms and conditions of the contracts written in the Asian operations and, in particular, the products' options and guarantees, vary from territory to territory depending upon local market circumstances.

        In general terms, the Group's Asian participating products provide savings and protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurers. The Asian operations' non-participating term, whole life and products offer savings with protection where the benefits are guaranteed or determined by a set of defined market related parameters. Unit-linked products combine savings with protection, the cash value of the policy depends on the value of the underlying unitized funds. Accident and Health (A&H) policies provide mortality or morbidity benefits and includes health, disability, critical illness and accident coverage. A&H products are commonly offered as supplements to main life policies but can be sold separately.

        Subject to local market circumstances and regulatory requirements, the guarantee features described above in respect of UK business broadly apply to similar types of participating contracts written in the PAC Hong Kong branch, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.

        Non-participating long-term products are the only ones where the insurer is contractually obliged to provide guarantees on all benefits. Investment-linked products have the lowest level of guarantee if indeed they have any.

        Product guarantees in Asia can be broadly classified into four main categories; namely premium rate, cash value and interest guarantees, policy renewability and convertibility options.

        The risks on death coverage through premium rate guarantees are low due to appropriate product pricing.

        Cash value and interest rate guarantees are of three types:

  •
  Maturity values
  Maturity values are guaranteed for non-participating products and on the guaranteed portion of participating products. Declared annual bonuses are also guaranteed once vested. Future bonus rates and cash dividends are not guaranteed in participating products.

  •
  Surrender values
  Surrender values are guaranteed for non-participating products and on the guaranteed portion of participating products. The surrender value of declared reversionary bonuses are also guaranteed once vested.

    Market value adjustments and surrender penalties are used where the law permits such adjustments in cash values.

  •
  Interest rate guarantees
  It is common in Asia for regulations or market driven demand and competition to provide some form of capital value protection and minimum crediting interest rate guarantees. This would be reflected within the guaranteed maturity and surrender values.

        The guarantees are borne by shareholders for non-participating and investment-linked (non-investment guarantees only) products. Participating product guarantees are predominantly supported by the segregated life fund and its estate.

        The most significant book of non-participating business in the Group's Asian operations is Taiwan's whole of life contracts. For these contracts there are floor levels of policyholder benefits that accrue at rates set at inception which are set by reference to minimum terms established by local regulation also at the time of inception. These rates do not vary subsequently with market conditions.

        Under these contracts, the cost of premiums are also fixed at inception based on a number of assumptions at that time, including long-term interest rates, mortality assumptions and expenses. The guaranteed maturity and surrender values reflect the pricing basis. The main variable that determines the amounts payable under the contracts is the duration of the contracts, which is determined by death or surrender. The sensitivity of the IFRS result for these contracts is shown in section (g) below.

        Whole life contracts with floor levels of policyholder benefits that accrue at rates set at inception are also written in the Korean life operations, though to a much less significant extent than in Taiwan. The Korean business has non-linked liabilities and linked liabilities at December 31, 2005 of £193 million and £91 million respectively. The business is much less sensitive to returns than Taiwan with the higher proportion of linked and health business.

        The other area of note in respect of guarantees is the Japan business where pricing rates are higher than current bond yields. Lapse risk is a feature in that policyholders could potentially surrender their policies on guaranteed terms if interest rates significantly increased leaving the potential for losses if bond values had depreciated significantly. However, the business is matched to a relatively short realistic liability duration.

        The method for determining liabilities of insurance contracts for UK GAAP, and hence IFRS, purposes for some Asian operations is based on US GAAP principles and this method applies to contracts with cash value and interest rate guarantees. Following standard US GAAP procedure, premium deficiency reserve calculations are performed each year to establish whether the carrying values of the liabilities are insufficient.

        On the US GAAP basis the calculations are deterministic, that is to say based off a single set of projections, and expected long-term rates of return are applied.

(c) Exposure to market risk

        In Asia, Prudential sells with-profits and unit-linked policies and, although the with-profits business generally has a lower terminal bonus element than in the UK, the investment portfolio still contains a proportion of equities and, to a lesser extent, property. Non-participating business is largely backed by debt securities or deposits. With the principal exception of Taiwan's whole of life policy book, as described in section (h) below, the exposure to market risk of the Group arising from its Asian operations is at modest levels. This arises from the fact that the Group's Asian operations have a balanced portfolio of with-profits, unit-linked and other types of business.

(d) Process for setting assumptions and determining liabilities

        The future policyholder benefit provisions for Asian businesses in the Group's IFRS accounts and previously under the MSB, are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with UK GAAP.

        For Asian operations in countries where local GAAP is not well established and in which the business written is primarily non-participating and linked business, US GAAP is used as the most appropriate reporting basis. Of the more significant Asia operations this basis is applied in Taiwan, Japan and Vietnam. The future policyholder benefit provisions for non-linked business are determined under FAS 60 using the net level premium method, with an allowance for surrenders, maintenance and claims expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business.

        For the traditional business in Taiwan, the economic scenarios used to calculate the IFRS results reflect the assumption of a phased progression of bond yields from current rates to long-term expected rates. The projections assume that the current bond yields of around 2 per cent (3 per cent) trend towards 5.5 per cent (5.5 per cent) at December 31 2012 (2010).

(e) Reinsurance

        The Group's Asian businesses cede only minor amounts of business outside the Group with immaterial effects on reported profit. During 2005, reinsurance premiums for externally ceded business were £37 million and reinsurance recoverable insurance assets were £8 million in aggregate.

(f) Effect of changes in bases and assumptions used to measure insurance assets and liabilities

        The 2005 results for Asian operations are affected in two significant ways for changes of basis or assumption.

        For the Singapore life business, under the basis applied previously, 2004 liabilities of non-participating business were determined on a net premium basis using prescribed interest rates such that a very high degree of prudence resulted. This basis has been replaced under the Singapore risk-based capital framework, with one that, although still including provisions for adverse deviation, more accurately estimates the liability. This has resulted in a change of estimate and reduction in the liability of £73 million.

        The second item reflects the application of liability adequacy testing for the Taiwan life business, which has resulted in a write-off of deferred acquisition costs of £21 million in 2005. The assumptions for future investment returns for Taiwan are described in section (d) above. The loss reflects the reduction in 2005 in the expected yields over the trending period to the assumed long-term rate of 5.5 per cent for Taiwanese government bonds.

        There were no other changes of assumptions that had a material impact on the 2005 results of Asian operations.

(g) Sensitivity of IFRS basis profit or loss and equity to changes that have a material effect

(i) Currency translation

        Consistent with the Group's accounting policies, the profits of the Group's Asian operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2005, the rates for the most significant operations are given in note I9.

        A 10 per cent increase in these rates and those of other Asian operations would have reduced reported profit before tax attributable to shareholders and shareholders' equity, excluding goodwill attributable to Asian operations, by £23 million and £101 million respectively.

(ii) Other sensitivities

With-profits business

        Similar principles to those explained for UK with-profits business apply to profit emergence for the Group's Asian with-profit business. Correspondingly the profit emergence reflects bonus declaration and is relatively insensitive to period by period fluctuations in insurance risk or interest rate movements.

Unit-linked business

        As for the UK insurance operations, the profits and shareholders' equity related to the Group's Asian operations is primarily driven by charges related to invested funds. For the Group's Asian operations substantially all of the contracts are classified as insurance contracts under IFRS 4, i.e. containing significant insurance risk. The sensitivity of profits and equity to changes in insurance risk is minor, and to interest rate risk, not material.

Other non-participating business

        The principal other non-participating business of Asian operations is the traditional whole life business written in Taiwan.

        The in-force business of Taiwan life operation includes traditional whole of life policies where the premium rates have been set by the regulator at different points for the industry as a whole. Premium rates were set to give a guaranteed minimum sum assured on death and a guaranteed surrender value on early surrender based on prevailing interest rates at the time of policy issue. Premium rates also included allowance for mortality and expenses. The required rates of guarantee have fallen over time as interest rates have reduced from a high of 8 per cent to current levels of around 2 per cent. The current low level of bond rates in Taiwan gives rise to a negative spread against the majority of these policies. The current cash costs of funding in-force negative spread in Taiwan is around £30 million a year.

        The profits attaching to these contracts are particularly affected by the rates of return earned, and estimated to be earned, on the assets held to cover liabilities and on future investment income and contract cash flows. Under IFRS, the insurance contract liabilities of the Taiwan business are determined on the US GAAP basis as applied previously under UK GAAP. Under this basis the policy liabilities are calculated on sets of assumptions, which are locked in at the point of policy inception, and a deferred acquisition cost is held in the balance sheet.

        The adequacy of the insurance contract liabilities is tested by reference to best estimates of expected investment returns on policy cash flows and reinvested income. The assumed earned rates are used to discount the future cash flows. The assumed earned rates consist of a long-term best estimate determined by consideration of long-term market conditions, and rates assumed to be earned in the trending in period. As previously noted in section (d), for 2005, it has been projected that rates of return for Taiwanese bond yields will trend from the current levels of some 2 per cent to 5.5 per cent by December 31 2012.

        The liability adequacy test results are sensitive to the attainment of the trended rates during the trending period. Based on the current asset mix, margins in other contracts that are used in the assessment of the liability adequacy tests, and currently assumed future rates of return, if interest rates were to remain at current levels in 2006 the premium reserve, net of deferred acquisition costs, would be broadly sufficient. If interest rates were to remain at current levels in 2007 then some level of write-off of deferred acquisition costs may be necessary. However, the amount of the charge, currently estimated at £50-70 million is sensitive for the previously mentioned variables.

        The adequacy of the liability is also sensitive to the level of the projected long-term rate. The current long-term assumption of 5.5 per cent has been determined on a prudent best estimate basis by reference to detailed assessments of the financial dynamics of the Taiwanese economy. In the event that the rate applied was reduced or increased the carrying value of the liabilities would be affected.

        In broad terms, if the assumed long-term rate applied was to fall by 0.25 per cent from 5.5 per cent to 5.25 per cent the impact on IFRS basis results would be a charge of some £120-130 million. If the rate was to further reduce the incremental increase in liabilities would be of a similarly commensurate size. The effects of changes in any one year reflect the combination of the short-term and long-term factors described above.

        For the Korean and Japan life business exposures described in section (b) above, the results are comparatively unaffected by changes of assumption. The accounts basis value of liabilities for both operations are of a similar order of magnitude to those that apply for the purposes of Group solvency calculations under the Financial Conglomerates Directive (FCD).

(h) Duration of liabilities

        The Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The maturity profile of the cash flows, taking account of expected future premiums and investment returns, is as follows:

Asia total %
Expected maturity:
0 to 5 years	23
5 to 10 years	25
10 to 15 years	19
15 to 20 years	12
20 to 25 years	8
Over 25 years	13

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2005

D5:    Capital position statement for life assurance businesses

(a)    Summary statement

        The Group's capital position for life assurance businesses with reconciliations to shareholders' funds is shown below. Available capital for each fund or group of companies for the Group's life assurance businesses shown in the table below is determined by reference to local regulation at December 31, 2004 and 2005. Group capital requirements also apply as discussed in note D5(b)(iv).

December 31, 2005	SAIF £ million	WPSF (note i) £ million	Total PAC with- profits fund £ million	Other UK subsidiaries and funds (note ii) £ million	JNL £ million	Asian life assurance subsidiaries £ million	Total life assurance operatiosn £ million	M&G £ million	Egg £ million	Parent company and shareholders' equity of other subsidiaries and funds £ million	Group £ million
Group shareholders' equity
Held outside long-term funds:
Net assets	0	0	0	640	2,899	1,034	4,573	245	303	(1,826)	3,295
Goodwill	0	0	0	0	—	111	111	1,153	—	77	1,341

Total	0	0	0	640	2,899	1,145	4,684	1,398	303	(1,749)	4,636

Held in long-term funds (note iii)	0	0	0	558	—	—	558	—	—	—	558

Total Group shareholders' equity	0	0	0	1,198	2,899	1,145	5,242	1,398	303	(1,749)	5,194

Adjustments to regulatory basis
Unallocated surplus of with-profits funds (note v)	0	11,272	11,272	—	—	85	11,357
Shareholders' share in realistic liabilities	—	(3,473)	(3,473)	—	—	—	(3,473)
Deferred acquisition costs of non-participating business and goodwill not recognized for regulatory reporting purposes	(6)	(29)	(35)	(168)	(1,624)	(619)	(2,446)
JNL surplus notes (note iv)	—	—	—	—	145	—	145
Part of IAS 19 basis deficit attributable to WPSF not recognized for regulatory purposes	—	211	211	—	—	—	211
Other adjustments to restate these amounts to a regulatory basis (with SAIF and the WPSF on a Peak 2 realistic basis) (note v)	6	(2)	4	(271)	837	(41)	529

Total adjustments	0	7,979	7,979	(439)	(642)	(575)	6,323

Total available capital resources of life assurance businesses on local regulatory bases	0	7,979	7,979	759	2,257	570	11,565

Policyholder liabilities	SAIF £ bn	WPSF (note i) £ bn	Other UK subsidiaries and funds (note ii) £ bn	JNL £ bn	Asian life operations £ bn	Total life assurance operations £ bn
With-profits liabilities of UK regulated with-profits funds:
Insurance contracts	13,043	32,557	—	—	2,053	47,653
Investment contracts (with discretionary participating features)	751	25,692	—	—	80	26,523

Total	13,794	58,249	—	—	2,133	74,176

Other liabilities:
Insurance contracts:
With-profit liabilities of non-UK regulated funds	—	—	—	—	2,492	2,492
Unit-linked, including variable annuity	—	2,125	7,629	8,574	2,698	21,026
Other life assurance business	968	12,810	10,099	21,905	3,483	49,265
Investment contracts without discretionary participation features (principally unit-linked and similar contracts in the UK and GIC liabilities of JNL) (note vi)	—	—	10,502	1,502	22	12,026

	968	14,935	28,230	31,981	8,695	84,809

Total policyholder liabilities shown in the consolidated balance sheet	14,762	73,184	28,230	31,981	10,828	158,985

December 31, 2004	SAIF £ million	WPSF (note i) £ million	Total PAC with- profits fund £ million	Other UK subsidiaries and non- profit funds of PAC (note ii) £ million	JNL £ million	Asian life assurance subsidiaries £ million	Total life assurance operatiosn £ million	M&G £ million	Egg £ million	Parent company and shareholders' equity of other subsidiaries and funds £ million	Group £ million
Group shareholders' equity
Held outside long-term funds:
Net assets	0	0	0	308	2,295	750	3,353	300	273	(1,413)	2,513
Goodwill	0	0	0	0	—	231	231	1,153	—	77	1,461

Total	0	0	0	308	2,295	981	3,584	1,453	273	(1,336)	3,974
Held in long-term funds (note iii)	0	0	0	515	—	—	515	—	—	—	515

Total Group shareholders' equity	0	0	0	823	2,295	981	4,099	1,453	273	(1,336)	4,489

Adjustments to regulatory basis
Unallocated surplus of with-profits funds (note v):
Reflecting previous GAAP basis of measuring liabilities for with-profit contracts for UK regulated with-profits funds	1,836	13,928	15,764	—	—	385	16,149
Transition adjustment on application of FRS 27 and IAS 39	(1,305)	(6,502)	(7,807)	—	—	—	(7,807)

Reflecting FSA realistic basis of measuring liabilities for with-profit contracts for UK regulated with-profits funds	531	7,426	7,957	0	0	385	8,342
Shareholders' share in realistic liabilities	0	(2,904)	(2,904)	—	—	—	(2,904)
Deferred acquisition costs of non-participating business and goodwill not recognized for regulatory reporting purposes	0	(31)	(31)	(115)	(1,528)	(690)	(2,364)
JNL surplus notes (note iv)	—	—	—	—	130	—	130
IAS 19 basis deficit attributable to WPSF not recognized for regulatory purposes	—	525	525	—	—	—	525
Other adjustments to restate these amounts to a regulatory basis (with SAIF and the WPSF on a Peak 2 realistic basis) (note v)	146	348	494	(160)	899	(55)	1,178

Total adjustments	677	5,364	6,041	(275)	(499)	(360)	4,907

Total available capital resources of life assurance businesses on local regulatory bases	677	5,364	6,041	548	1,796	621	9,006

        The Group's policyholder liabilities at December 31, 2004 comprise:

	SAIF £ million	WPSF £ million	Other UK subsidiaries and funds £ million	JNL £ million	Asian life operations £ million	Total life assurance operations £ million
With-profits business	10,891	48,285	—	—	3,380	62,556
Unit-linked business	0	2,009	14,897	5,392	1,768	24,066
Other life assurance business	846	12,774	6,499	19,596	2,725	42,440

Total policyholder liabilities as shown in the consolidated balance sheet	11,737	63,068	21,396	24,988	7,873	129,062

Notes

(i)
WPSF unallocated surplus includes amounts related to the Hong Kong branch. Policyholder liabilities of the Hong Kong branch are included in the amounts of Asian operations.

(ii)
Excluding PAC shareholders' funds that are included in 'parent company and shareholders' equity of other subsidiaries and funds'.

(iii)
The term shareholders' equity held in long-term funds refers to the excess of assets over liabilities attributable to shareholders of funds, which are required by law to be maintained with segregated assets and liabilities.

(iv)
For regulatory purposes the JNL surplus notes are accounted for as capital.

(v)
Other adjustments to shareholders' equity and unallocated surplus include amounts for the value of non-participating business for UK regulated with-profits funds, deferred tax, admissibility and other items measured differently on the regulatory basis. For Jackson National Life the principal reconciling item is deferred tax related to deferred acquisition costs of £568 million (2004: £535 million).

(vi)
Insurance business accounted for as financial instruments under IAS 39.

(b)    Basis of preparation, capital requirements and management

        Each of the Group's long-term business operations is capitalized to a sufficiently strong level for its individual circumstances. Details by the Group's major operations are shown below.

(i)    UK insurance operations

PAC WPSF and SAIF

        In common with other large UK regulated with-profits funds, PAC is required to hold capital equivalent to the greater of their regulatory requirement based on EU directives, (i.e. the 'regulatory peak') and the new FSA basis calculation of expected liabilities (i.e. the 'realistic peak').

        Available capital of the WPSF and SAIF of £8.0 billion (2004: £6.0 billion) represents the excess of assets over liabilities on the regulatory realistic basis. Unlike the previously discussed FRS 27 basis, realistic liabilities on the regulatory basis include the shareholders' share of future bonuses. These amounts are shown before deduction of the risk capital margin (RCM) which is estimated to be £2.4 billion (2004: £1.8 billion) at December 31, 2005.

        The FSA's basis of setting the RCM is to target at a level broadly equivalent to a Standard & Poor's credit rating of BBB and of judging this by ensuring there are sufficient assets to absorb a 1 in 200 year event. The RCM calculation achieves this by setting rules for the determination of margins to cover defined stress changes in asset values and yields for market risk, credit risk, and termination risk for with-profit policies.

        As noted in section D2(d)(ii), the Company has discretion in its management actions in the case of adverse investment conditions. Management actions encompass, but are not confined to, investment allocation decisions, levels of reversionary bonuses, crediting rates, and total claim values. To illustrate the flexibility of management actions, rates of regular bonus are determined for each type of policy primarily by targeting them at a prudent proportion of the long-term expected future investment return on the underlying assets. The expected future investment return is reduced as appropriate for each type of policy to allow for items such as expenses, charges, tax and shareholders' transfers. However, the rates declared may differ by product type, or by date of payment of the premiums or date of issue of the policy, if the accumulated annual bonuses are particularly high or low relative to a prudent proportion of the achieved investment return.

        When target bonus levels change, the PAC board has regard to the overall financial strength of the long-term fund when determining the length of time over which it will seek to achieve the amended product target bonus level.

        In normal investment conditions, the Company expects changes to regular bonus rates to be gradual over time and changes are not expected to exceed 1 per cent per annum over any year. However, discretion is retained as to whether or not a regular bonus is declared each year, and there is no limit on the amount by which regular bonus rates can be changed.

        As regards smoothing of maturity and death benefits, in normal circumstances the Company does not expect most pay-out values on policies of the same duration to change by more than 10 per cent up or down from one year to the next, although some larger changes may occur to balance pay-out values between different policies. Greater flexibility may be required in certain circumstances, for example following a significant rise or fall in market values (either sudden or over a period of years) and in such situations the PAC board may decide to vary the standard bonus smoothing limits to protect the overall interests of policyholders.

        For surrender benefits, any substantial fall in the market value of the assets of the with-profits sub-fund would lead to immediate changes in the application of MVRs for accumulating with-profits policies, firstly to increase the size of MVRs already being applied and, secondly, to extend the range of policies for which an MVR is applied.

Other UK subsidiaries

        The available capital of £759 million (2004: £548 million) reflects the excess of regulatory basis assets over liabilities, before deduction of the capital resources requirement of £580 million (2004: £462 million).

        The capital resources requirement for these companies broadly reflects a formula, which for active funds equates to a percentage of regulatory reserves plus a percentage of death strains.

(ii)    Jackson National Life

        The regulatory framework for JNL is governed by the requirements of the US NAIC approved risk-based capital standards. Under the requirements life insurance companies report on a formula-based capital standard that they calculate by applying factors to various asset, premium and reserve items. The formula takes into account the risk characteristics of a company, including asset risk, insurance risk, interest rate risk and business risk.

        The available capital of JNL shown above of £2,257 million (2004: £1,796 million) reflects US regulatory basis assets less liabilities excluding asset valuation reserves but inclusive of provision for interest (the interest maintenance reserve). The asset valuation reserve is designed to provide for future credit-related losses on debt securities and losses on equity investments. The interest maintenance reserve is designed by state regulators to defer recognition of non-credit related realized capital gains and losses.

        JNL's risk-based capital ratio is significantly in excess of regulatory requirements.

(iii)    Asian operations

        The available capital shown above of £570 million (2004: £621 million) represents the excess of local regulatory basis assets over liabilities before deduction of required capital of £149 million (2004: £177 million). These amounts have been determined applying the local regulations in each of the operations.

        At the country level, Prudential's businesses in Asia are subject to comprehensive and supervisory schemes in the jurisdictions in which they operate. The Hong Kong business branch of PAC and its capital requirements are subsumed within those of the PAC long-term fund. For the Group's other material Asian operations the details of the basis of determining regulatory capital and regulatory capital requirements are as follows:

Singapore

        A new risk-based regulatory framework was introduced at the start of 2005 to replace the previous framework that used a net premium approach.

        For participating business, a gross premium reserve, determined using prudent best estimate assumptions and which makes allowance for future bonus, is held. The amount held is subject to a minimum of the higher of the assets attributed to participating business and a gross premium reserve calculated on specified assumptions, but without allowance for future bonus, that include prescribed provisions for adverse deviations (PADs).

        For non-participating business, gross premium reserves are held. For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology.

        From January 1, 2005, capital requirements are determined using a risk-based capital approach.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2005

Taiwan

        Basic policy reserves are determined using a net premium method. Both mortality and interest rates are specified. For more recent issues, the valuation rate of interest has been linked to the prevailing market rate on 10-year government bonds.

        Solvency capital is determined using a risk-based capital approach.

Japan

        Mathematical reserves for traditional business are determined on a net premium basis using prescribed mortality and interest rates. Interest rates reflect the original pricing assumptions.

        For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology.

        With regard to solvency, the adjusted solvency capital assets of the Company must exceed 200 per cent of the risk related capital requirement value at risk. It is thus a risk-based capital approach.

Malaysia

        Mathematical reserves for traditional business are determined on a modified net premium basis using prescribed mortality and interest rates (no higher than 4 per cent).

        For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology.

        The capital requirement is determined as 4 per cent of reserves plus a specified percentage of sums at risk. There is an overriding minimum capital requirement of RM100 million.

(iv)    Group capital requirements

        In addition to the requirements at individual company level, FSA requirements under the FCD apply additional Prudential requirements for the Group as a whole.

        The FCD requires European financial services groups to maintain on a continuous basis net aggregate surplus capital in excess of solvency requirements at the Group level. The FCD requires a continuous parent company solvency test which requires the aggregating of surplus capital held in the regulated subsidiaries from which group borrowings are deducted, other than those subordinated debt issues which qualify as capital. As at December 31, 2005, Prudential met the requirements of the FCD.

(c)    Movements in total available capital

        Total available capital for the Group's life assurance operations, determined by reference to local regulations, has changed during 2005 as follows:

2005
£ million
Available capital at December 31, 2004	9,006
Changes:
WPSF (note i)	2,615
SAIF (note ii)	(677)
JNL (note iii)	461
Other	160
2,559

Available capital at December 31, 2005	11,565

Notes

(i)
WPSF

        The increase in available capital arises from:

2005
£ million
Investment return, net of tax and investment management expenses	1,329
Decrease in inadmissible assets	309
Decrease in cost of guarantees	547
Decrease in cost of bonus smoothing	195
Increase in the value of PAL and non-profit business	212
Other	23

2,615

(ii)
SAIF

  The decrease of £677 million, reflects the impact of FSA actuarial guidance note GN 45 as explained in note D2(f).

(iii)
JNL

  The increase of £461 million reflects an underlying increase of £252 million (applying the 2005 year end exchange rate of 1.72) and £209 million of exchange translation gain.

(d)    Transferability of available capital

        For PAC and all other UK long-term insurers, long-term business assets and liabilities must, by law, be maintained in funds separate from those for the assets and liabilities attributable to non-life insurance business or to shareholders. Only the 'established surplus'—the excess of assets over liabilities in the long-term fund determined through a formal valuation—may be transferred so as to be available for other purposes. Distributions from the with-profit sub-fund to shareholders reflect the shareholders' one-ninth share of the cost of declared policyholders' bonuses.

        Accordingly, the excess of assets over liabilities of the PAC long-term fund is retained within that company. The retention of the capital enables the Company to support with-profits and other business of the fund by, for example, providing the benefits associated with smoothing and guarantees. It also provides investment flexibility for the fund's assets, by meeting the regulatory capital requirements that demonstrate solvency, and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies.

        For other UK long-term business subsidiaries the amounts retained within the companies are at levels which provide an appropriate level of capital strength in excess of the regulatory minimum.

        For JNL, capital retention is maintained at a level consistent with an appropriate rating by Standard & Poor's. Currently JNL is rated AA. JNL can pay dividends on its capital stock only out of earned surplus unless prior regulatory approval is obtained. Furthermore, dividends which exceed the greater of 10 per cent of JNL's statutory surplus or statutory net gain from operations for the prior year require prior regulatory approval.

        For Asian subsidiaries, the amounts retained within the companies are at levels that provide an appropriate level of capital strength in excess of the local regulatory minimum. For ring-fenced with-profit funds the excess of assets over liabilities is retained with distribution tied to the shareholders' share of bonuses through declaration of actuarially determined surplus. The Group's Singapore and Malaysian businesses may remit dividends to the Group, in general, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations.

        Available capital of the non-insurance business units is transferable to the life assurance businesses after taking account of an appropriate level of operating capital, based on local regulatory solvency targets, over and above basis liabilities. The economic capital model described in section D1 (concentration of risks) takes into account restrictions on mobility of capital across the Group with capital transfers to and from business units triggered at a solvency level consistent with these targets. The model takes into account restrictions on the availability to the Group of the estate of the various with-profits funds throughout the Group.

(e)    Sensitivity of liabilities and total capital to changed market conditions and capital management policies

        Prudential manages its assets, liabilities, and capital locally, in accordance with local regulatory requirements and reflecting the different types of liabilities Prudential has in each business. As a result of the diversity of products offered by Prudential and the different regulatory requirements in which it operates, Prudential employs differing methods of asset/liability and capital management, depending on the business concerned.

        Stochastic modeling of assets and liabilities is undertaken in UK, JNL and Asia to assess the economic capital requirements under different confidence intervals and time horizons. In addition, reserve adequacy testing under a range of scenarios and dynamic solvency testing is carried out, including under certain scenarios mandated by the UK, US and Asian regulators.

        A stochastic approach models the inter-relationship between asset and liability movements, taking into account asset correlation, management actions and policyholder behavior, under a large number of alternative economic scenarios. These scenarios are projected forward over a period of time, typically 25 years or longer, and the liabilities and solvency position of the fund are calculated in each scenario in each future year. The fund's policy on management actions, including bonus and investment policy continue to be set in order that they are consistent with the available capital and the targeted risk of default.

        The sensitivity of liabilities and other components of total capital vary depending upon the type of business concerned and this conditions the approach to asset/liability management.

        For example, for businesses that are most sensitive to interest rate changes, such as immediate annuity business, Prudential uses cash flow analysis to create a portfolio of debt securities whose value changes in line with the value of liabilities when interest rates change. This type of analysis helps protect profits from changing interest rates. This type of analysis is used in the UK for annuity business and by JNL for its interest-sensitive and fixed index annuities and stable value products.

        For businesses that are most sensitive to equity price changes, Prudential uses stochastic modeling and scenario testing to look at the future returns on its investments under different scenarios and best reflect the large diversity in returns that equities can produce. This allows Prudential to devise an investment and with-profits policyholder bonus strategy that, on the model assumptions, allows it to optimize returns to its policyholders and shareholders over time while maintaining appropriate financial strength. Prudential uses this methodology extensively in connection with its UK with-profits business.

        Bonuses declared in respect of the Group's with-profits business are included in the change in long-term business provisions or, where the policy is no longer in force, in claims incurred.

(f)    Intra-group arrangements in respect of SAIF

        Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the PAC long-term fund would be liable to cover any such deficiency.

        Due to the quality and diversity of the assets in SAIF and the ability of SAIF to revise guaranteed benefits in the event of an asset shortfall, the directors believe that the probability of either the PAC long-term fund, or the Group's shareholders' funds under its obligation to maintenance of the capital position of long-term funds generally, having to contribute to SAIF is remote.

E:    Banking operations

        The Group undertakes banking operations through one of its principal subsidiaries, Egg. Financial information in respect to Egg has been included in this note. The results from Jackson Federal Bank, another Group banking subsidiary that was sold in October 2004, have also been included in discontinued operations in the income statement below up to the date of disposal.

        The Group has presented the income statement and balance sheet for banking operations in a format that demonstrates the characteristics and principal operations specific to a bank. The format is different to that of the Group consolidated income statement and balance sheet; however, total profit (loss) for the year and net assets remain the same. To understand how the amounts presented from banking operations are consolidated in the Group financial statements, refer to the primary segmental information for the income statement in note F1 and the primary segmental information for the balance sheet in note B3.

E1:    Income statement for banking operations

        Profit (loss) included in the Group consolidated income statement in respect to banking operations is as follows:

	2005	2004
	£ million	£ million
Interest income	893	902
Interest expense	(581)	(615)

Net interest income	312	287

Fee and commission income	223	221
Fee and commission expense	(23)	(25)
Other operating income	16	15

Operating income	528	498

General administrative expenses	(216)	(232)
Impairment losses on loans and cash advances to customers	(241)	(183)
Other operating expenses	(27)	(22)

Profit attributable to shareholders	44	61
Tax attributable to shareholders' profits	1	(25)

Profit from continuing operations after tax	45	36
Discontinued operations (net of tax)	3	(98)

Profit (loss) for the year	48	(62)

        Of the profit (loss) for the year in 2005 and 2004, a profit of £9 million and a loss of £20 million, respectively, are attributable to minority interests in Egg.

        Discontinued operations above relate to Egg France, Funds Direct and Jackson Federal Bank (in 2004) and have been treated as discontinued operations in the Group's consolidated income statement. For further information on discontinued operations, see note F6.

E2:    Balance sheet for banking operations

        Assets, liabilities and shareholders' funds included in the Group consolidated balance sheet with respect to banking operations are as follows:

	2005 £ million	2004 £ million
Assets
Cash and balances with central banks	7	14
Loans and advances to banks	718	616
Securities purchased under agreement to resell	200	319
Loans and advances to customers	7,430	7,642
Investment securities	2,117	3,120
Other assets	280	337

Total assets	10,752	12,048

Liabilities
Deposits by banks	2,452	2,352
Securities sold under agreement to repurchase	—	131
Customer accounts	5,830	6,607
Debt securities issued	1,404	1,807
Other liabilities	236	360
Subordinated liabilities	452	451

Total liabilities	10,374	11,708

Equity
Shareholders' equity	303	273
Minority interests	75	67

Total equity	378	340

Total equity and liabilities	10,752	12,048

E3:    Risk management overview

        Egg offers banking and credit card products and intermediated services. Through its normal operations, Egg is exposed to a number of risks, the most significant of which are credit, operational, liquidity, market and currency risk. The overall responsibility for risk management and the risk appetite of Egg is set by the Egg Board and responsibility for managing these risks resides with the Egg Executive Committee. The exposure to specific risks is monitored by the Executive Committee through separate committees: retail credit committee is responsible for retail credit risk, wholesale credit committee is responsible for wholesale credit risk, operational risk committee is responsible for operational risk; and asset and liability committee (ALCO) for liquidity, market and currency risk.

        Egg uses financial instruments including derivatives for the purpose of supporting the strategic and operational business activities and to reduce and eliminate the risk of loss arising from changes in interest rates and foreign exchange rates.

        Surplus retail and wholesale liabilities are invested in debt securities, including certificates of deposits, government gilts and other high investment grade assets.

E4:    Maturities of assets and liabilities and liquidity risk

        Liquidity risk is defined for Egg as not having sufficient financial resources available to meet its obligations as they fall due, or if such resources can only be secured at excessive cost. Egg uses various methods including predictions of daily cash positions to monitor and manage liquidity risk. Maturity mismatches between lending and funding are managed within internal risk policy limits. It ensures that it holds sufficient assets, which are immediately realizable into cash without significant exposure to market risk or costs, to cover a realistic estimate of retail funds that could be withdrawn. While a significant proportion of retail savings balances are on instant access terms, in practice the majority of such funds represent a relatively stable and consistent funding base for Egg.

        The matching and controlled mismatching of the maturities and interest rates of assets and liabilities is fundamental to the management of a bank. It is unusual for banks ever to be completely matched since business transacted is often of uncertain terms and of different types.

        The following table analyzes the assets and liabilities of Egg into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date.

At December 31, 2005	Up to 1 month £ million	From 1 month to 3 months £ million	From 3 months to 1 year £ million	From 1 year to 5 years £ million	5 years and over £ million	Total £ million
Assets
Cash and balances with central banks	7	—	—	—	—	7
Loans and advances to banks	636	50	—	5	27	718
Securities purchased under agreement to resell	200	—	—	—	—	200
Loans and advances to customers	0	3,343	40	1,421	2,626	7,430
Investment securities	157	439	633	352	536	2,117
Other assets	3	4	141	125	7	280

Total assets	1,003	3,836	814	1,903	3,196	10,752

Liabilities
Deposits by banks	157	—	—	2,295	—	2,452
Customer accounts	5,667	13	110	40	—	5,830
Debt securities issued	—	3	798	603	—	1,404
Other liabilities	85	34	117	—	—	236
Subordinated liabilities	—	—	—	—	452	452

Total liabilities	5,909	50	1,025	2,938	452	10,374

Net liquidity gap	(4,906)	3,786	(211)	(1,035)	2,744	378

At December 31, 2004	Up to 1 month £ million	From 1 month to 3 months £ million	From 3 months to 1 year £ million	From 1 year to 5 years £ million	5 years and over £ million	Total £ million
Assets
Cash and balances with central banks	14	—	—	—	—	14
Loans and advances to banks	344	270	2	—	—	616
Securities purchased under agreement to resell	—	319	—	—	—	319
Loans and advances to customers	1	3,464	39	1,438	2,700	7,642
Investment securities	769	516	371	128	1,336	3,120
Other assets	37	29	139	126	6	337

Total assets	1,165	4,598	551	1,692	4,042	12,048

Liabilities
Deposits by banks	38	321	5	1,988	—	2,352
Securities sold under agreement to repurchase	—	131	—	—	—	131
Customer accounts	5,962	198	323	124	—	6,607
Debt securities issued	—	—	433	1,374	—	1,807
Other liabilities	125	109	125	1	—	360
Subordinated liabilities	—	—	—	—	451	451

Total liabilities	6,125	759	886	3,487	451	11,708

Net liquidity gap	(4,960)	3,839	(335)	(1,795)	3,591	340

E5:    Losses on loans and advances

        The following table details the movements in the allowance for losses on loans and advances to customers held by Egg in 2005 and 2004. The aggregate loss on loans at the end of the year and the charge during the year have been included in the consolidated financial statements.

	2005 £ million	2004 £ million
Balance at the beginning of the year	250	193
Transition adjustment to reflect adoption of IAS 39 at January 1, 2005	5	—
Amounts written off	(161)	(126)
New and additional provisions	241	204
Other movements*	—	(21)

Balance at the end of the year	335	250

*
The other movements reflect a release of provisions for bad and doubtful debts following the sale of the Egg France unsecured lending portfolio.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2005

E:    Banking operations

E6:    Market risk

Interest rate risk

        The primary market risk to which Egg is exposed is interest rate risk. Interest rate risk arises in Egg as a result of fixed rate, variable rate and non-interest bearing assets and liabilities. Exposure to interest rate movements arises when there is a mismatch between interest rate sensitive assets and liabilities.

        The composition of interest rate risk is closely monitored and managed on a day-to-day basis by the treasury function where professional expertise and systems exist to control it. This is primarily done via asset and liability models that look at the sensitivity of earnings to movements in interest rates to measure overall exposure which may then be hedged in accordance with the policy limits set by the ALCO.

        For the purpose of reducing interest rate risk, Egg uses a number of derivative instruments such as interest rate swaps and forward rate agreements (see note G3).

        Financial assets and liabilities not held at fair value through profit and loss and the weighted average effective interest rate for those balances is provided below:

	£ million
Assets
Debt securities available-for-sale*	2,046	4.6%
Loans and receivables	8,148	7.5%

	10,194

Liabilities
Banking customer accounts	5,830	4.3%
Core structural borrowings of shareholder-financed operations	452	8.5%
Operational borrowings attributable to shareholder-financed operations	3,856	4.5%

	10,138

*
Egg has also classified £71 million of debt securities as fair value through profit and loss.

        See note G2 for further information on interest rate risk.

Currency risk

        The risks arising from assets and liabilities denominated in foreign currencies are managed by a separate treasury function within Egg and within agreed limits set by the ALCO. During the year, cash flows generated by the foreign currency assets and liabilities are hedged by using derivative contracts to manage exposure to exchange rate fluctuations.

        At December 31, 2005, Egg held £539 million of assets and £2,640 million of liabilities with foreign currency exposure.

E7:    Credit risk

        Egg takes on exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. To limit this risk, Egg places limits on the amount of risk accepted in relation to a particular borrower, groups of borrowers, and to particular geographical segments. The acceptable risk levels are monitored regularly, and reviewed where appropriate. From Egg's perspective, the most important step in managing credit risk is the initial decision whether or not to extend credit. Egg's retail and wholesale credit committees define the policies, procedures and sets limits for accepting credit risk.

        The following table identifies the geographical concentrations of credit risk, stated in terms of total assets and off balance sheet items, held by Egg at December 31, 2005 and 2004:

	2005	2004
	£ million	£ million
UK	18,840	18,049
Rest of Europe	399	1,486
North America	26	450
Other	354	445

Total*	19,619	20,430

*
This includes £9,104 million (2004: £8,700 million) of off-balance sheet items, which mainly relate to unutilised credit limits on credit cards.

        Egg has 3.1 million customers that are defined as 'marketable' based on their activity levels, with the majority of these acquired into its credit card product. These customers are typically aged between 25 and 45, are ABC1 in terms of their social demographics (according to the definition set by the Central Statistical Office of the UK based on occupation) and earn above average salaries. Full use is made of software technology and external bureaus in credit scoring both new and top-up lending applications. The counterparty credit quality is monitored through the analysis of qualitative and quantitative information. There are limits for exposure to individual countries, sectors and corporate and financial institutions.

        The following is a breakdown of the credit risk borne by Egg for financial assets and off-balance sheet items at December 31, 2005:

£ million
Loans and advances to banks	718
Securities purchased under agreement to resell	200
Investment securities	2,117
Loans and advances to customers	7,765
Allowances for impairment losses on loans and advances to customers	(335)
Fair value of derivative assets	50
Off-balance sheet items (including unutilised credit limits on credit cards)	9,104

Total credit risk net of allowances and provisions	19,619

        Egg has certain credit-related commitments in the form of unused credit limits on credit cards and pre-approved but unused borrowing limits on mortgages and personal loans. At December 31, 2005, these unused limits, included in off-balance sheet items above, amounted to £9,061 million, £14 million and £29 million respectively. Egg is potentially exposed to a loss totaling these amounts, but it is unlikely that such a loss would arise as these credit facilities were granted only on the basis of the customers having achieved certain credit standards. Additionally, it is unlikely that, should all these customers utilize their credit or borrowing limits, that all of them would default on their debt entirely.

        Egg holds significant concentrations of credit risk with other financial institutions. At December 31, 2005, this was estimated at £10.9 billion of which £5.7 billion related to derivative financial instruments and £2.3 billion to credit default swaps. Egg also has significant credit exposure in asset-backed security products, which totaled approximately £496 million at December 31, 2005. With regard to loans and advances to customers, Egg has significant concentrations of credit risk in respect of its unsecured lending on credit cards, personal loans and mortgage lending secured on property in the UK.

Assets pledged as collateral and securitization

        Egg enters into securities lending arrangements, including repurchase agreements, and over-the-counter derivative transactions as part of normal operating activities. Assets are pledged as collateral to support these activities. Collateral in respect to repurchase agreements was £30.9 million and £nil at December 31, 2005 and 2004, respectively. Collateral in respect to over-the-counter derivative transactions was £5.2 million and £2.3 million at December 31, 2005 and 2004, respectively. See note G4 where amounts related to Egg have been included in the disclosure of these transactions on a Group basis.

        For further information on Egg's securitization of credit card receivables, see note G4.

F:    Income statement notes

F1:    Segmental information

        The Group's primary and secondary segments are described in detail in note B5. The accounting policies of the segments are the same as used in the Group's consolidated financial statements described in Note A, except that revenue by reportable segments include gross inflows of investment products.

The segment results for the year ended December 31 are as follows:

	2005
	UK	US	Asia	Intragroup	Total
	£ million
Revenue:
Long-term business	28,985	6,607	3,704	—	39,296
Banking	1,115	—	—	—	1,115
Broker dealer and fund management	490	305	100	—	895
Unallocated corporate	98	—	—	—	98
Intragroup revenue eliminated on consolidation	—	—	—	(279)	(279)

Total revenue per income statement	30,688	6,912	3,804	(279)	41,125

Charges (before income tax attributable to policyholders and unallocated surplus of long-term insurance funds):
Long-term business, including post-tax transfers to unallocated surplus of with-profits funds	(27,428)	(6,081)	(3,488)	—	(36,997)
Banking	(1,071)	—	—	—	(1,071)
Broker-dealer and fund management	(354)	(291)	(96)	—	(741)
Unallocated corporate	(450)	—	—	—	(450)
Intragroup charges eliminated on consolidation		—	—	279	279

Total charges per income statement	(29,303)	(6,372)	(3,584)	279	(38,980)
Profit before tax*:
Long-term business	1,557	526	216	—	2,299
Banking	44	—	—	—	44
Broker-dealer and fund management	136	14	4	—	154
Unallocated corporate	(352)	—	—	—	(352)

Profit before tax per income statement	1,385	540	220	—	2,145
Tax attributable to policyholders' returns:
Long-term business	(1,141)	—	(6)		(1,147)

Tax attributable to policyholders' returns per income statement	(1,141)	—	(6)	—	(1,147)
Profit before tax*:
Long-term business	416	526	210	—	1,152
Banking	44	—	—	—	44
Broker-dealer and fund management	136	14	4	—	154
Unallocated corporate	(352)	—	—	—	(352)

Profit before tax attributable to shareholders per income statement	244	540	214	—	998
Tax attributable to shareholders profits:
Long-term business	(128)	(176)	(62)	—	(366)
Banking	1	—	—	—	1
Broker-dealer and fund management	(37)	(9)	(4)	—	(50)
Unallocated corporate	174	—	—	—	174

Tax attributable to shareholders' profits per income statement	10	(185)	(66)	—	(241)

Profit after tax attributable to shareholders:
Long-term business	288	350	148	—	786
Banking	45	—	—	—	45
Broker-dealer and fund management	99	5	—	—	104
Unallocated corporate	(178)	—	—	—	(178)

Profit from continuing operations after tax per income statement	254	355	148	—	757
Discontinued Operations:
Long-term business	—	—	—	—	—
Banking	3	—	—	—	3

Discontinued operations (net of tax)	3	—	—	—	3
Profit for the year:
Long-term business	288	350	148	—	786
Banking	48	—	—	—	48
Broker-dealer and fund management	99	5	—	—	104
Unallocated corporate	(178)	—	—	—	(178)

Profit for the year	257	355	148	—	760

	2004
	UK	US	Asia	Intragroup	Total
	£ million
Revenue:
Long-term business	22,881	6,069	3,123	—	32,073
Banking	1,110	—	—	—	1,110
Broker dealer and fund management	460	282	81	—	823
Unallocated corporate	151	—	—	—	151
Intragroup revenue eliminated on consolidation	—	—	—	(253)	(253)

Total revenue per income statement	24,602	6,351	3,204	(253)	33,904
Charges (before income tax attributable to policyholders and unallocated surplus of long-term insurance funds):
Long-term business, including post-tax transfers to unallocated surplus of with-profits funds	(21,856)	(5,712)	(2,962)	—	(30,530)
Banking	(1,049)	—	—	—	(1,049)
Broker-dealer and fund management	(325)	(287)	(62)	—	(674)
Unallocated corporate	(343)	—	—	—	(343)
Intragroup charges eliminated on consolidation	—	—	—	253	253

Total charges per income statement	(23,573)	(5,999)	(3,024)	253	(32,343)

Profit before tax*:
Long-term business	1,025	357	161	—	1,543
Banking	61	—	—	—	61
Broker-dealer and fund management	135	(5)	19	—	149
Unallocated corporate	(192)	—	—	—	(192)

Profit before tax per income statement	1,029	352	180	—	1,561
Tax attributable to policyholders' returns:
Long-term business	(691)	—	(20)	—	(711)

Tax attributable to policyholders' returns per income statement	(691)	—	(20)	—	(711)
Profit before tax*:
Long-term business	334	357	141	—	832
Banking	61	—	—	—	61
Broker-dealer and fund management	135	(5)	19	—	149
Unallocated corporate	(192)	—	—	—	(192)

Profit before tax attributable to shareholders per income statement	338	352	160	—	850
Tax attributable to shareholders profits:
Long-term business	(91)	(122)	(38)	—	(251)
Banking	(25)	—	—	—	(25)
Broker-dealer and fund management	(41)	(3)	(5)	—	(49)
Unallocated corporate	85	—	—	—	85

Tax attributable to shareholders per income statement	(72)	(125)	(43)	—	(240)
Profit after tax attributable to shareholders:
Long-term business	243	235	103	—	581
Banking	36	—	—	—	36
Broker-dealer and fund management	94	(8)	14	—	100
Unallocated corporate	(107)	—	—	—	(107)

Profit from continuing operations after tax per income statement	266	227	117	—	610
Discontinued Operations:
Long-term business	4	—	—	—	4
Banking	(131)	33	—	—	(98)

Discontinued operations (net of tax)	(127)	33	—	—	(94)

Profit for the year:
Long-term business	247	235	103	585
Banking	(95)	33		(62)
Broker-dealer and fund management	94	(8)	14	100
Unallocated corporate	(107)			(107)

Profit for the year	139	260	117	516

*
Profits before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits.

        Within segment results above, the share of after tax loss of associates that are equity accounted for of £nil (2004: £(1) million) is allocated entirely to the banking segment.

        In its capacity as fund manager to fellow Prudential plc subsidiaries, M&G earns fees for investment management and related services. These services are charged at appropriate arm's length prices, typically priced as a percentage of funds under management.

        Total charges include £12,745 million (2004: £9,528 million) of non-cash expenses mainly relating to changes in technical reserves and pension actuarial and other gains and losses. The majority of this amount is borne by the long-term business segment.

Segmental results—analysis of profit before shareholder tax

        The performance measure of reportable segments utilized by the directors is operating profit attributable to shareholders based on longer-term investment returns before goodwill impairment charges and shareholders' share in actuarial and other gains.

        The following table reconciles the performance measure of the Group's reportable segments with amounts included in the Group's consolidated income statement for the years presented.

	2005
	UK	US	Asia	Total
	£ million
Long term business:
Performance measure: Operating profit based on longer-term investment returns	400	348	175	923
Goodwill impairment charge	—	—	—	—
Short-term fluctuations in investment returns	36	178	32	246
Shareholders share in actuarial and other gains and losses on defined benefit pension schemes	(20)	—	3	(17)

Reported performance: Profit before shareholder tax attributable to shareholders	416	526	210	1,152

Banking:
Performance measure: Operating profit based on longer-term investment returns	44	—	—	44
Goodwill impairment charge	—	—	—	—
Short-term fluctuations in investment returns	—	—	—	—
Shareholders share in actuarial and other gains and losses on defined benefit pension schemes	—	—	—	—

Reported performance: Profit before shareholder tax attributable to shareholders	44	—	—	44
Broker-dealer and fund management:
Performance measure: Operating profit based on longer-term investment returns	163	14	12	189
Goodwill impairment charge	—	—	—	—
Short-term fluctuations in investment returns	(1)	—	(8)	(9)
Shareholders share in actuarial and other gains and losses on defined benefit pension schemes	(26)	—	—	(26)

Reported performance: Profit before shareholder tax attributable to shareholders	136	14	4	154
Unallocated corporate:
Performance measure: Operating profit based on longer-term investment returns	(199)	—	—	(199)
Goodwill impairment charge	(120)	—	—	(120)
Short-term fluctuations in investment returns	(26)	—	—	(26)
Shareholders share in actuarial and other gains and losses on defined benefit pension schemes	(7)	—	—	(7)

Reported performance: Profit before shareholder tax attributable to shareholders	(352)	—	—	(352)
Total:
Performance measure: Operating profit based on longer-term investment returns	408	362	187	957
Goodwill impairment charge	(120)	—	—	(120)
Short-term fluctuations in investment returns	9	178	24	211
Shareholders share in actuarial and other gains and losses on defined benefit pension schemes	(53)	—	3	(50)

Reported performance: Profit before shareholder tax attributable to shareholders	244	540	214	998

	2004
	UK	US	Asia	Total
	£ million
Long term business:
Performance measure: Operating profit based on longer-term investment returns	305	296	102	703
Goodwill impairment charge	—	—	—	—
Short-term fluctuations in investment returns	29	61	37	127
Shareholders share in actuarial and other gains and losses on defined benefit pension schemes	—	—	2	2

Reported performance: Profit before shareholder tax attributable to shareholders	334	357	141	832
Banking:
Performance measure: Operating profit based on longer-term investment returns	61	—	—	61
Goodwill impairment charge	—	—	—	—
Short-term fluctuations in investment returns	—	—	—	—
Shareholders share in actuarial and other gains and losses on defined benefit pension schemes	—	—	—	—

Reported performance: Profit before shareholder tax attributable to shareholders	61	—	—	61
Broker-dealer and fund management:
Performance measure: Operating profit based on longer-term investment returns	136	(14)	19	141
Goodwill impairment charge	—	—	—	0
Short-term fluctuations in investment returns	—	9	—	9
Shareholders share in actuarial and other gains and losses on defined benefit pension schemes	(1)	—	—	(1)

Reported performance: Profit before shareholder tax attributable to shareholders	135	(5)	19	149
Unallocated corporate:
Performance measure: Operating profit based on longer-term investment returns	(197)	—	—	(197)
Goodwill impairment charge	—	—	—	0
Short-term fluctuations in investment returns	13	—	—	13
Shareholders share in actuarial and other gains and losses on defined benefit pension schemes	(8)	—	—	(8)

Reported performance: Profit before shareholder tax attributable to shareholders	(192)	—	—	(192)

Total:
Performance measure: Operating profit based in longer-term investment returns	305	282	121	708
Goodwill impairment charge	—	—	—	0
Short-term fluctuations in investment returns	42	70	37	149
Shareholders share in actuarial and other gains and losses on defined benefit pension schemes	(9)	—	2	(7)

Reported performance: Profit before shareholder tax attributable to shareholders	338	352	160	850

F2:    Revenue

	2005	2004
	£ million	£ million
Long-term business premiums (note i)		15,161
Insurance contract premiums	13,583
Investment contracts with discretionary participation feature premiums	1,366
Inwards reinsurance premiums	276	1,247
Less: reinsurance premiums ceded	(197)	(256)

Earned premiums, net of reinsurance	15,028	16,152

Realized and unrealized gains and losses on investments (2004) (note (ii))		7,333
Realized and unrealized gains and losses on securities at fair value through profit and loss (note (ii))	14,640
Realized losses on available-for-sale securities, previously recognized directly in equity (note (ii))	(22)
Interest (note (iii))	5,896	5,705
Dividends	2,731	1,883
Other investment income	768	829

Investment income	24,013	15,750

Fee income from investment contract business, fund management, banking and broker-dealer services (note i)	926	653
Income from consolidated venture investments of the PAC with-profits funds	1,158	1,349

Other income	2,084	2,002

Total revenue	41,125	33,904

Notes

(i)
As a result of the adoption of IFRS 4 on January 1, 2005, premiums received in respect of investment contracts, as defined by IFRS4, without discretionary participation features are not recognized as income; instead these amounts are accounted for directly in the balance sheet as deposit liabilities. Only fee income associated with such contracts is accounted for in the income statement in 2005. In 2004, deposits and related fees on these contracts were included within long-term business premiums. In 2004, the long-term business premiums also include premiums from insurance contracts and investment contracts with discretionary participation features.

(ii)
Realized and unrealized gains relating to equities, debt securities and other investments are as follows:

	2005	2004
	£ million	£ million
Gains and losses on equities
Realized gains	2,177	1,234
Unrealized gains	6,609	2,443

	8,786	3,677
Gains and losses on debt securities
Realized gains	287	0
Unrealized gains	1,779	763

	2,066	763
Gains and losses on other investments
Realized gains	1,312	445
Unrealized gains	2,454	2,448

	3,766	2,893

Total realized and unrealized gains	14,618	7,333

(iii)
Interest income is calculated on the effective interest rate method for all financial assets that are not at fair value through profit and loss.

        The segmental split of interest income is as follows:

	2005
	UK	US	Asia	Total
Long-term business	3,059	1,666	377	5,102
Banking	702	—	—	702
Broker-dealer and fund management	76	2	2	80
Unallocated corporate	12	—	—	12

Interest income	3,849	1,668	379	5,896

F3:    Acquisition costs and other operating expenditure

	2005 £ million	2004 £ million
Acquisition costs (note i)	1,413	1,419
Staff and pension costs (see note I1)	991	1,186
Administrative and operating costs	3,148	2,958

Total acquisition costs and other operating expenditure	5,552	5,563

Notes

(i)
Acquisition costs in 2005 comprise amounts related to insurance contracts of £1,307 million, and investment and investment management contacts of £106 million. These costs include amortization of £392 million and £9 million, respectively.

(ii)
Total depreciation and amortization expense amounted to £541 million (2004: £540 million). Of this amount, £401 million (2004: £386 million) relates to amortization of deferred acquisition costs of insurance contracts and investment management contracts, which primarily is borne by the long-term business segment. Of the remainder of the depreciation and amortization charge of £140 million (2004: £154 million), £101 million (2004: £107 million) related to long-term business, £28 million (2004: £29 million) to banking, £8 million (2004: £15 million) to fund management and £3 million (2004: £3 million) to central companies.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2005

F4:    Finance costs: interest on core structural borrowings of shareholder-financed operations

        Finance costs consist of interest on core debt of the parent company and related finance subsidiaries and JNL surplus notes of £175 million (2004: £154 million) borne by the unallocated corporate segment and of £33 million (2004: £33 million) on Egg subordinated debt borne by the banking segment.

F5: Tax

(a) Total tax expense by nature of expense

        An analysis of the total tax expense of continuing operations recognized in the income statement by nature of expense (benefit) is as follows:

	2005	2004
	£ million	£ million
Current tax expense:
Corporation tax	722	537
Adjustments in respect of prior years	(209)	38
Benefit from a previously unrecognized tax loss, tax credit or temporary difference from a prior period	(2)	0

Total current tax	511	575

Deferred tax arising from:
Origination and reversal of temporary differences	870	374
Benefit from a previously unrecognized tax loss, tax credit or temporary difference from a prior period	5	2
Write-down or reversal of a previous write-down of a deferred tax asset	2	0

Total deferred tax	877	376

Total tax expense	1,388	951

        The total tax expense arises as follows:

	2005	2004
	£ million	£ million
Current tax expense:
UK	339	523
Foreign	172	52

	511	575

Deferred tax expense:
UK	780	282
Foreign	97	94

	877	376

Total	1,388	951

        The deferred tax expense arises as follows:

	2005	2004
	£ million	£ million
Unrealized gains and losses on investments	599	286
Short-term timing differences	263	(79)
Capital allowances	13	13
Balances relating to investment and insurance contracts	3	156
Unused tax losses	(1)	0

Deferred tax expense	877	376

        In 2005, a deferred tax credit of £93 million has been taken directly to reserves. When this amount is taken with the deferred tax expense shown above, the result is an increase of £784 million in the Group's net deferred tax liability.

        In 2005, there is no tax relating to discontinued operations (2004: £14 million credit) (see note F6).

(b) Reconciliation of effective tax rate

        The total tax expense is attributable to shareholders and policyholders as summarized in the income statement.

(i) Summary of pre-tax profit and tax charge

        The income statement includes the following items:

	2005	2004
	£ million	£ million
Profit before tax	2,145	1,561
Tax attributable to policyholders' returns	(1,147)	(711)

Profit before tax attributable to shareholders	998	850
Tax attributable to shareholders' profits:
Tax expense	(1,388)	(951)
Less: tax attributable to policyholders' returns	1,147	711

Tax attributable to shareholders' profits	(241)	(240)

Profit from continuing operations after tax	757	610

        For the purposes of explaining the relationship between tax expense and accounting profit, it is appropriate to consider the sources of profit and tax by reference to those that are attributable to shareholders and policyholders, as follows:

	2005				2004
	Attributable to shareholders		Attributable to policyholders	Total	Attributable to shareholders		Attributable to policyholders	Total
	£ million		£ million	£ million	£ million		£ million	£ million
Profit before tax	998		1,147	2,145	850		711	1,561
Taxation charge:
Expected tax rate	35	% (note ii)	100%	70%	31	% (note ii)	100%	62%
Expected tax charge	(353)		(1,147)	(1,500)	(261)		(711)	(972)
Variance from expected tax charge	112		—	112	21		—	21
Actual tax charge	(241)		(1,147)	(1,388)	(240)		(711)	(951)
Average effective tax rate	24%		100%	65%	28%		100%	61%

        Profit before tax comprises profit attributable to shareholders and pre-tax profit attributable to policyholders of linked and with-profits funds and unallocated surplus of with-profits funds.

        The tax charge for linked and with-profits business includes tax expense on unit-linked and with-profits funds attributable to policyholders, the unallocated surplus of with-profits funds and the shareholders' profits. Different rules apply under UK tax law for taxing pension business and life insurance business and there are detailed rules for apportioning the investment return and profits of the fund between the types of business. The investment return referable to pension business, and some other less significant classes of business, is exempt from taxation but tax is charged on the profit that the shareholders derive from writing such business at the corporate rate of tax. The rules for taxing life assurance business are more complex. This is because the UK regime seeks to tax the investment return less management expenses (I-E) on this business as it arises. However, a calculation of the shareholder profit from writing life insurance business also has to be made and this performs two main functions. Firstly, the shareholder profit is compared with the I-E profit and if the shareholder profit is higher, then relief for expenses in the I-E has to be restricted until the I-E profit equals the shareholder profit. If on the other hand I-E profit is the greater, then an amount equal to the shareholder profit is taxed at the corporate rate of tax with the remainder of the I-E profit being taxed at the lower policyholder rate of tax. The purpose of this approach is to ensure that the Company is always as a minimum taxed on the profit, as defined for taxation purposes by reference to the Company's regulatory returns (rather than IFRS basis results), that it has earned. The shareholders' portion of the long-term business is taxed at the shareholders' rate with the remaining portion taxed at rates applicable to the policyholders.

        It is to be noted that the basis of taxation described above for taxing life assurance business derives from the local regulatory basis rather than the accounting basis. The differences between the regulatory and accounting bases are significant and complex. Furthermore, as described below, transfers to and from unallocated surplus charged or credited to pre-tax results are determined on a post-tax basis. The combined effect of these complications is such that provision of a reconciliation of the tax charge attributable to policyholders to an expected charge based on the standard corporation tax rate on IFRS basis profits attributable to policyholders is not relevant and misleading to users of the financial statements.

        For accounting purposes in all cases and for all reporting periods the applicable tax rate for profit attributable to policyholders and unallocated surplus is 100 per cent. This percentage reflects the basis of accounting for unallocated surplus coupled with the distinction made for performance reporting between sources of profit attributable to shareholders, policyholders and unallocated surplus.

        As described above UK long-term business is taxed on a basis that affects policyholders, unallocated surplus of with-profits funds and shareholders. For the PAC with-profits sub-fund, transfers to and from unallocated surplus are recorded in the income statement so that after charging the total tax borne by the fund, the net balance reflects the statutory transfer from the fund for the year. For SAIF similar transfers are made to derive a net nil balance which reflects the lack of shareholder interest in the financial performance of the fund (other than through investment management arrangements). For unit-linked policies, pre-tax profits attributable to policyholders represent fees earned that are used to pay tax borne by the Company on policyholders' behalf.

(ii) Reconciliation of tax charge on profits attributable to shareholders

2005	UK insurance operations	JNL	Asian long-term business operations	Other operations	Total
	£ million	£ million	£ million	£ million	£ million
Profit before tax attributable to shareholders:
Goodwill impairment charge	—	—	—	(120)	(120)
Other	416	526	210	(34)	1,118

Total	416	526	210	(154)	998

Expected tax rate (note i):
Goodwill impairment charge	—	—	—	0%	0%
Other	30%	35%	26%	30%	32%

Total	30%	35%	26%	6%	35%

Expected tax charge based on expected tax rates:
Goodwill impairment charge	—	—	—	0	0
Other	(125)	(184)	(54)	10	(353)

Total	(125)	(184)	(54)	10	(353)

Variance from expected tax charge (note ii):
Goodwill impairment charge	—	—	—	0	0
Other	(3)	8	(8)	115	112

Total	(3)	8	(8)	115	112

Actual tax charge:
Goodwill impairment charge	—	—	—	0	0
Other	(128)	(176)	(62)	125	(241)

Total	(128)	(176)	(62)	125	(241)

Actual tax rate	31%	33%	30%	(81)%	24%

        For 2004, the Group's results reflect the application of IFRS standards with the exception of the standards IAS 32, IAS 39 and IFRS 4. The reconciliation of the effective tax rate for 2004 relates to the statutory IFRS basis results.

2004	UK insurance operations	JNL	Asian long-term business operations	Other operations	Total
	£ million	£ million	£ million	£ million	£ million
Profit before tax attributable to shareholders	334	357	141	18	850
Expected tax rate (note i)	30%	35%	23%	21%	31%
Expected tax charge based on expected tax rates	(100)	(125)	(32)	(4)	(261)
Variance from expected tax charge (note ii)	9	3	(6)	15	21

Actual tax charge	(91)	(122)	(38)	11	(240)

Actual tax rate	27%	34%	27%	(61)%	28%

Notes

(i)
Expected tax rates for profit attributable to shareholders

  Expected tax rates shown in the table above reflect the corporate tax rates generally applied to taxable profits of the relevant country jurisdictions. For Asian operations the expected tax rates reflect the corporate tax rate weighted by reference to the source of profits of the operations contributing to the aggregate business unit result. The increase in total expected rate from 31 per cent in 2004 to 35 per cent in 2005 is due to the goodwill impairment charge of £120 million in 2005 not being allowable for tax.

(ii)
Variances from expected tax charge for results attributable to shareholders

  The principal variances arise from differences between the standard corporation tax rate and actual rates for 'other' operations. This is due to a number of factors including:

  (a)
  The settlement of outstanding issues with HM Revenue and Customs at amounts below those previously provided.

  (b)
  The tax credit arising from relief for excess expenses in respect of the shareholder-backed protection business.

  (c)
  Prior year adjustments arising from routine revisions of tax returns.

  (d)
  The benefit from Egg's previously unused French losses.

F6: Discontinued operations

        The £3 million post-tax profit from discontinued operations (2004: £94 million post-tax loss) is comprised of the sum of the gain on disposal of operations and profit or loss generated by discontinued operations.

	2005	2004
	£ million	£ million
Gain on sale of operations
Pre-tax gain recognized on the sale of operations	0	45
Taxation	0	(19)

Post-tax gain recognized on the sale of operations	0	26

Profit (loss) generated by discontinued operations
Revenue	1	50
Expenses	2	(203)

Pre-tax profit (loss) on results of discontinued operations	3	(153)
Taxation	0	33

Post-tax profit (loss) on results of discontinued operations	3	(120)

Post-tax profit (loss) from discontinued operations	3	(94)

        In October 2004, JNL sold Jackson Federal Bank for £166 million. After taking into account net assets and goodwill totaling £128 million at the date of disposal, the profit on sale was £38 million before tax. Jackson Federal Bank, made a profit up to the date of disposal of £17 million.

        In August 2004, the Group sold its interest in Life Assurance Holding Corporation Limited for £41 million. After taking into account the carrying value of the investment of £34 million at the date of disposal, the profit on sale was £7 million before tax.

        In July 2004, Egg announced that it intended to take the necessary steps to withdraw from the French market. Egg France was sold in 2004. The loss before tax of Egg France in 2004 was £150 million, which was made up of a provision for exit costs of £113 million and other operating losses of £37 million.

        During the year ended December 31, 2005, the exit process from France by Egg was completed. The final costs incurred were lower than the provision made in July 2004, therefore, £4 million of the provision was released in the year.

        In addition, during 2005, Egg sold Funds Direct, its investment wrap platform business. The sale was completed in October 2005. Funds Direct incurred losses before tax of £1 million (2004: £20 million) including exit costs in the year.

        Jackson Federal Bank, Egg France and Funds Direct are included within banking operations in the segment analysis whilst Life Assurance Holding Corporation Limited is included within long-term business of UK insurance operations.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2005

G:    Financial assets and liabilities

G1:    Financial instruments—designation and fair values

        The Group formally adopted IAS 39 on January 1, 2005. On application of IAS 39, all financial assets are designated as either fair value through profit and loss, available-for-sale, or as loans and receivables and financial liabilities are designated as either fair value through profit and loss or amortized cost or for investment contracts with discretionary participation features accounted for under IFRS 4 as described in note A4.

2005	Fair value through profit and loss	Available- for-sale	Loans and receivables	Total carrying value	Fair value
	£ million	£ million	£ million	£ million	£ million
Financial assets
Deposits	—	—	7,627	7,627	7,627
Equity securities and portfolio holdings in unit trusts	71,985	—	—	71,985	71,985
Debt securities (note iii)	56,814	25,657	—	82,471	82,471
Loans and receivables	—	—	13,245	13,245	14,268
Other investments (note i)	3,879	—	—	3,879	3,879
Accrued investment income	—	—	1,791	1,791	1,791
Other debtors	—	—	1,318	1,318	1,318

	132,678	25,657	23,981	182,316

2005	Fair value through profit and loss	Amortized cost	IFRS 4	Carrying value	Fair value
	£ million	£ million	£ million	£ million	£ million
Financial liabilities
Banking customer accounts	—	5,830	—	5,830	5,830
Core structural borrowings of shareholder-financed operations (note iii and note H13)	—	3,191	—	3,191	3,550
Operational borrowings attributable to shareholder-financed operations (note H13)	—	6,432	—	6,432	6,432
Borrowings attributable to with-profits funds (note H13)	559	1,339	—	1,898	1,929
Obligations under funding, stock lending and sale and repurchase agreements	—	4,529	—	4,529	4,524
Net asset value attributable to unit holders of consolidated unit trust and similar funds	965	—	—	965	965
Investment contracts with discretionary participation features (note ii)	—	—	26,523	26,523	—
Investment contracts without discretionary participation features	10,524	1,502	—	12,026	12,035
Accruals and deferred income	—	506	—	506	506
Other creditors	—	1,478	—	1,478	1,478
Other liabilities (including derivatives)	851	918	—	1,769	1,769

	12,899	25,725	26,523	65,147

Notes

(i)
See note G3 for details of the derivative assets included. The balance also contains the PAC with-profit fund's participation in various investment funds and limited liability property partnerships.

(ii)
It is impractical to determine the fair value of investment contracts with discretionary participation features due to the lack of a reliable basis to measure such features.

(iii)
As at December 31, 2005, £450 million of convertible bonds were included in debt securities and £311 million were included in borrowings.

Determination of fair value

        The fair values of quoted investments are based on current bid prices, where appropriate. If the market for a financial asset is not active, the Group establishes fair value by using quotations from independent third parties such as brokers or by using valuation techniques. The valuation techniques include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models.

        The fair value estimates are made at a specific point in time, based upon available market information and judgements about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In some cases the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the financial instrument.

        The loans and receivables have been shown net of provisions for impairment. The fair value of loans has been estimated from discounted cash flows expected to be received. The rate of discount used was the market rate of interest.

        The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's length transaction. This amount is mainly determined using quotations from independent third parties.

        The fair value of borrowings is based on quoted market prices, where available.

        Refer to section A4 for the determination of fair value for investment contracts without fixed and guaranteed terms (notably UK unit-linked policies). For investment contracts in the US with fixed and guaranteed terms the fair value is determined based on the present value of future cash flows discounted at current interest rates.

        The fair value of other financial liabilities is determined using discounted cash flows of the amounts expected to be paid.

Use of valuation techniques

Valuation techniques—UK

        At December 31, 2005, UK insurance operations held investments with a fair value of £3,729 million (of which £3,466 million were held in the PAC with-profits fund) which were measured in full or in part using valuation techniques. The majority of these assets are private debt securities such as private placements, project finance, asset securitizations and local authority securities. The securities are mainly long-dated and not regularly traded and are valued internally using market standard practices. These practices mainly use matrix pricing, which is based on assessing credit quality of the underlying borrower to derive a suitable discount rate relative to government securities.

        In accordance with the Group's risk management framework, all internally generated calculations are subject to independent assessment by the M&G Fair Value Committee which comprises members who are independent of the fund managers involved in the day-to-day trading in these assets.

        Changing any one of the underlying assumptions used in determining the fair value would not have a significant impact on the value of the assets.

        The total amount of the change in fair value estimated using valuation techniques, including valuation techniques based on assumptions not wholly supported by observable market prices or rates, recognized in the profit and loss account in 2005 was £93 million.

Valuation techniques—US

        The US operations of Prudential had two groups of assets which were valued using valuation techniques—derivatives and securities held by the Piedmont trust entity, an 80 per cent JNL held static trust formed as a result of a securitization of asset-backed securities in 2003. As at December 31, 2005, the fair value of the Piedmont and derivative assets valued using valuation techniques were £700 million and £518 million, respectively.

        The majority of the factors entering into the valuation of the derivatives are readily observable in the market and, therefore, are not subject to interpretation in the model. The most significant non-observable factor is the level of implied volatility assumed in the valuation. However, changing the implied volatility would not have had a significant impact on the fair value of the assets.

        Significant estimates and judgement are also employed in valuing certain asset-backed and mortgage-backed securities held by the Piedmont trust entity. These valuations may impact reported shareholder profit and loss amounts through the determination of impairment and recovery amounts. While management believes that the estimates and assumptions employed in developing the fair value estimates are reasonable and present management's best estimate of such values, a reasonable range of values exists with respect to most assumptions utilized in determining these values. As a result of the potentially significant variability in the estimates of the assumptions used in these models, the range of reasonable estimates of the fair value of these securities is significant.

        Management has obtained broker bids on these securities that represent the value at which the Group could sell the investments, if forced. These bids are not based on full knowledge and hence analysis of the investments but represent the best estimate of the worst case decline in market value of these securities. The broker bids for these securities at December 31, 2005 totaled £514 million, a difference of £186 million.

Interest income and expense

        The interest income on financial assets not at fair value through profit and loss was £2,662 million for the year ended December 31, 2005.

        The interest expense on financial liabilities not at fair value through profit and loss was £893 million for the year ended December 31, 2005.

Listed investments—2004

        Of the Group's financial investments of £151,078 million as at December 31, 2004, £115,294 million were listed investments. The amount of the Group's total financial investments that were due to mature in less than one year was £15,409 million.

G2:    Market risk

Interest rate risk

        The following table shows an analysis of the classes of financial assets and liabilities with direct exposure to interest rate risk. Each applicable class of the Group's financial assets or liabilities are analyzed between those exposed to fair value interest rate risk, cash flow interest rate risk and those with no direct interest rate risk exposure:

2005	Fair value interest rate risk	Cash flow interest rate risk	Not directly exposed to interest rate risk	Total
	£ million	£ million	£ million	£ million
Financial assets
Deposits	4,531	3,096	—	7,627
Debt securities	74,806	7,665	—	82,471
Loans and receivables	4,269	8,976	—	13,245
Other investments (including derivatives)	345	1,553	1,981	3,879

	83,951	21,290	1,981	107,222

Financial liabilities
Banking customer accounts	—	5,830	—	5,830
Core structural borrowings of shareholder-financed operations	3,191	—	—	3,191
Operational borrowings attributable to shareholder-financed operations	1,638	4,780	14	6,432
Borrowings attributable to with-profits funds	916	883	99	1,898
Obligations under funding, securities lending and sale and repurchase agreements	703	3,826	—	4,529
Investment contracts without discretionary participation features	723	779	10,524	12,026
Other liabilities (including derivatives)	275	380	1,114	1,769

	7,446	16,478	11,751	35,675

        The following table sets out the Group's commitments to lend funds at a fixed rate:

2005	Amount	Weighted average interest rate %
	£ million
Term to maturity:
Less than 1 year	16	11.9
1 to 5 years	58	5.4
5 to 10 years	52	7.4
10 to 15 years	27	7.4
15 to 20 years	9	5.3
Over 20 years	5	5.6

	167

        Of the above commitments £104 million related to US operations, £32 million related to the banking operations and £31 million related to Asian operations.

        The table below details the effective interest rates for applicable classes of financial assets and liabilities not held at fair value through profit and loss, notably financial assets designated as available-for-sale, loans and receivables and liabilities held at amortized cost:

	Balance of financial instruments not at fair value through profit and loss	Range of effective interest rates applicable as at 31 Dec 2005%
	£ million
Assets
Deposits	7,627	1.6 – 5.4
Debt securities	25,657	4.0 – 8.0
Loans and receivables:
Mortgage loans	4,928	2.3 – 7.6
Policy loans	865	3.0 – 9.0
Other loans	7,452	4.5 – 10.5

	46,529

Liabilities
Banking customer accounts	5,830	1.6 – 5.0
Core structural borrowings of shareholder-financed operations	3,191	5.5 – 9.4
Operational borrowings attributable to shareholder-financed operations	6,432	2.2 – 6.5
Borrowings attributable to with-profits funds	1,339	6.0 – 10.0
Obligations under funding, stocklending and sale and repurchase agreements	4,529	2.4 – 8.0
Investment contracts without discretionary participation features	1,502	2.0 – 8.2
Other liabilities (including derivatives)	918	0.0 – 0.0

	23,741

        For further information on effective interest rates specific to the banking operations, please refer to section E6.

        In relation to interest rate exposure, the following table sets out the earlier of contractual maturities and repricing dates for applicable classes of financial instruments, excluding investment contracts without discretionary participation features:

2005	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total carrying value
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Financial assets
Deposits	7,029	38	20	—	—	52	488	7,627
Debt securities	3,475	11,857	23,162	8,594	9,610	24,754	1,019	82,471
Loans and receivables	3,495	4,275	1,875	1,199	1,393	172	836	13,245
Other investments (including derivatives)	1,893	189	83	29	17	208	1,460	3,879

	15,892	16,359	25,140	9,822	11,020	25,186	3,803	107,222

Financial liabilities
Banking customer accounts	5,830	—	—	—	—	—	—	5,830
Core structural borrowings of shareholder-financed operations	—	399	250	—	857	820	865	3,191
Operational borrowings attributable to shareholder-financed operations	2,440	3,040	—	139	—	813	—	6,432
Borrowings attributable to with-profits funds	39	309	775	—	—	81	694	1,898
Obligations under funding, stocklending and sale and repurchase agreements	4,529	—	—	—	—	—	—	4,529
Other liabilities (including derivatives)	1,096	256	70	30	68	130	119	1,769

	13,934	4,004	1,095	169	925	1,844	1,678	23,649

        Durations of long-term business contracts, including investment contracts, are included in section D.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2005

Currency risk

        As at December 31, 2005, the Group held 18 per cent and 21 per cent of its financial assets and financial liabilities respectively, in currencies, mainly US dollar and Euro, other than the functional currency of the relevant business unit.

        The financial assets, of which 86 per cent are held by the PAC with-profits fund, allow the PAC with-profits fund to obtain exposure to foreign equity markets.

        The financial liabilities, of which 22 per cent are held by the PAC with-profits fund, mainly relate to foreign currency borrowings.

        The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts (see G3 below).

        The amount of exchange gains recognized in the income statement in 2005 except for those arising on financial instruments measured at fair value through profit and loss is £152 million (2004: £27 million). Of this amount, £134 million (2004: £31 million) is offset by value movements on cross-currency swaps and £12 million (2004: exchange loss of £2 million) relates to investments of the PAC with-profits fund.

        See also note E3 for details of the market risks faced by the banking business.

G3:    Derivatives and hedging

Derivatives

        The Group enters into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps such as interest rate swaps, cross-currency swaps, swaptions and credit default swaps.

        All over-the-counter derivative transactions are conducted under standardized ISDA (International Swaps and Derivatives Association Inc) master agreements and the Group has collateral agreements between the individual group entities and relevant counterparties in place under each of these market master agreements.

        The total fair value balances of derivative assets and liabilities as at December 31, 2005 were as follows:

2005	UK insurance operations	US	Banking operations	Other operations	Total
	£ million	£ million	£ million	£ million	£ million
Derivative assets	338	166	50	86	640
Derivative liabilities	(403)	(208)	(77)	(163)	(851)

	(65)	(42)	(27)	(77)	(211)

        The above derivative assets and derivative liabilities are included in 'other investments' and 'other liabilities' in the primary statements.

        The notional amount of the derivatives, distinguishing between UK insurance, US, banking and other operations were as follows as at December 31, 2005:

	UK insurance operations		US		Banking operations
	Notional amount on which future payments are based		Notional amount on which future payments are based		Notional amount on which future payments are based
	Asset	Liability	Asset	Liability	Asset	Liability
	£ million	£ million	£ million	£ million	£ million	£ million
Cross-currency swaps*	800	774	552	392	941	952
Equity index call options	—	—	796	13	—	—
Swaptions	1,125	—	9,320	14,562	—	—
Futures	1,621	1,239	9	—	—	—
Forwards*	10,711	10,878	—	—	743	744
Inflation swaps	1,070	1,070	—	—	—	—
Credit default swaps	—	—	—	—	2,256	—
Single stock options	83	18	—	—	—	—
Put options	—	—	1,427	—	—	—
FTSE swap	—	—	—	—	49	49
Total return swaps	479	479	612	120	—	—
Interest rate swaps	2,790	3,302	2,367	4,250	2,855	2,855

*
In addition, the other operations, including the Group Treasury function and the Asian operations, have cross-currency swap assets and liabilities with notional amounts of £2,761 million and £2,692 million, respectively, forward currency contracts assets and liabilities with notional amounts of £501 million and £167 million, respectively and interest rate swaps of £1,310 million and £1,310 million, respectively.

        These derivatives are used for efficient portfolio management to obtain cost effective and efficient exposure to various markets in accordance with the Group's investment strategies and to manage exposure to interest rate, currency, credit and other business risks. See also section D3 for use of derivatives by the Group's US operations.

        The Group uses the various interest rate derivative instruments, such as interest rate swaps to reduce exposure to interest rate volatility.

        The UK insurance operations use various currency derivatives in order to limit volatility due to foreign currency exchange rate fluctuations arising on securities denominated in currencies other than Sterling. See also note G2 above. In addition, total return swaps and interest rate swaps are held for efficient portfolio management.

        As part of the efficient portfolio management of the PAC with-profits fund, the fund may, from time to time, invest in cash-settled forward contracts over Prudential plc shares, which are accounted for consistently with other derivatives. This is in order to avoid a mismatch of the with-profits investment portfolio with the investment benchmarks set for its equity-based investment funds. The contracts will form part of the long-term investments of the with-profits fund. These contracts are subject to a number of limitations for legal and regulatory reasons.

        Some of the Group's products, especially those sold in the US, have certain guarantee features linked to equity indexes. A mismatch between product liabilities and the performance of the underlying assets backing them exposes the Group to equity index risk. In order to mitigate this risk, the relevant business units purchase swaptions, equity options and futures to match asset performance with liabilities under equity-indexed products.

        The US operations and some of the UK operations hold large amounts of interest rate sensitive investments that contain credit risks on which a certain level of defaults is expected. These entities have purchased some swaptions in order to manage the default risk on certain underlying assets and hence reduce the amount of regulatory capital held to support the assets.

        Egg uses derivative instruments for the purpose of supporting the strategic and operational business activities and reducing and eliminating the risk of loss arising from changes in interest rates and foreign exchange rates. Derivatives are used solely to hedge risk exposures and Egg does not take any trading position in derivatives.

        For the purpose of reducing interest rate risk, Egg uses a number of derivative instruments, including interest rate swaps and forward agreements. Additionally, swaps are used to provide caps to the funding cost of the credit card product.

        Egg has also made general use of credit default swaps to manage credit risk without changing the underlying product or investment portfolios.

        For the purpose of reducing currency risk, Egg uses forward exchange contracts and currency swaps.

Hedging

        The Group has formally assessed and documented the effectiveness of the following hedges:

Fair value hedges

        The Group has a US$1 billion fair value hedge in place which hedges the interest exposure on the US$1 billion, 6.5 per cent perpetual subordinated capital securities.

        In addition, Jackson has entered into a collar fair value hedge, which has been hedge accounted for from March 1, 2005. This common stock equity collar transaction was entered into to protect the Company's unrealized gain of US$5.9 million on an equity investment. The hedge expires in March 2008.

Cash flow hedges

        Egg has cash flow hedged certain balance sheet items, which are subject to interest rate risk. As at December 31, 2005, the notional amount of this cash flow hedge was £2,296 million. The cash flows are periodically updated based on the underlying banking portfolios.

Net investment hedges

        In November 2005, the Group's US$500 million net investment hedge relating to the currency exposure of the US operations matured.

        In December 2005, the Group entered into a series of forward currency transactions which together form a US$2 billion net investment hedge of the currency exposure of the net investments in the US operations.

        The Group has designated perpetual subordinated capital securities totaling US$1.55 billion as a net investment hedge to hedge the currency risks related to the net investment in JNL. The carrying value of the subordinated capital securities was £865 million as at December 31, 2005.

        The net investment hedges were 100 per cent effective.

G4:    Derecognition, securitization and collateral

Securities lending and reverse repurchase agreements

        The Group has entered into securities lending (including repurchase agreements) whereby blocks of securities are loaned to third parties, primarily major brokerage firms. The agreements require that amounts between 102 per cent and 105 per cent of the fair value of the loaned securities be held as collateral, depending on the quality of the collateral, calculated on a daily basis. The loaned securities are not removed from the Group's consolidated balance sheet, rather they are retained within the appropriate investment classification. Collateral typically consists of cash, debt securities, equity securities and letters of credit. At December 31, 2005, the Group had lent £10,594 million (of which £8,250 million was lent by the PAC with-profits fund) of securities and held collateral under such agreements of £11,112 million (of which £8,657 million was held by the PAC with-profits fund).

        At December 31, 2005, the Group had entered into reverse repurchase transactions under which it purchased securities and had taken on the obligation to resell the securities for the purchase price, £1,214 million, together with accrued interest.

Collateral and pledges under derivative transactions

        At December 31, 2005, the Group had pledged £403 million for liabilities and held collateral of £193 million in respect of over-the-counter derivative transactions.

Securitization

        During 2005, Egg transferred additional UK credit card receivables to its trust vehicle, Arch (Term) Limited, created in 2002 for the purpose of asset-backed securitization, bringing the outstanding balance of assets in this vehicle to £2.8 billion (2004: £2.59 billion). The noteholders in securitizations from this vehicle have a proportional interest in each account balance in the trust. As at December 31, 2005, the value of this interest was £2.3 billion (2004: £2.23 billion). This securitization does not qualify for derecognition under IAS 39 and the total portfolio is, therefore, included in loans and receivables. The funding giving rise to the note-holders interest is included within operational borrowings attributable to shareholder-financed operations.

G5:    Impairment of financial assets

        In accordance with the Group's accounting policy set out in note A4, impairment reviews were performed for available-for-sale securities and loans and receivables. In addition, impairment reviews were undertaken for the reinsurers' share of policyholder liability provisions.

        During the year ended December 31, 2005, an amount of £278 million for impairment losses was recognized, mainly for loans and advances to customers in Egg and available-for-sale securities held by JNL.

        The impairment losses have been recorded in 'acquisition costs and other operating expenditure'.

H:    Other information on balance sheet items

H1:    Goodwill

	2005	2004
	£ million	£ million
Cost
At January 1	2,250	1,813 *
Additions	151	537
Disposals (including, for 2005, goodwill of held for sale venture investment subsidiaries—see note H9)	(333)	(100)

At December 31	2,068	2,250

Aggregate impairment
At January 1	(5)	0
Impairment losses in the year recognized in the profit and loss	(120)	(5)
Write-offs related to disposals and discontinued operations	5	0

At December 31	(120)	(5)

Net book amount as at December 31	1,948	2,245

The carrying value of goodwill is attributable to:
The PAC with-profits fund (in respect of venture investment subsidiaries)	607	784
Shareholders (principally in respect of M&G and Asian businesses)	1,341	1,461

	1,948	2,245

*
Under IFRS 1, the carrying value of goodwill of £1,504 million under UK GAAP is the deemed cost under IFRS on the date of transition, January 1, 2004. An additional £309 million relates to newly consolidated venture investment subsidiaries of the PAC with-profits fund.

        The additions of £151 million (2004: £537 million) relate to additions to the PAC with-profits fund venture holdings in which the Group has a controlling interest. All goodwill additions relate to the UK and the long-term business segments. Additional details on the acquisitions are provided in note I6.

        Goodwill disposals in 2004 relate to the sale of Jackson Federal Bank (£38 million) and sales of a PAC with-profits fund venture subsidiary (£62 million). In 2005, goodwill disposals relate entirely to PAC with-profits fund venture subsidiaries.

        The £5 million charge for impairments in 2004 related to the write-down of Funds Direct (£2 million) and Zebank (£3 million), parts of the Egg group. The impairment has been reflected in discontinued operations (note F6) in the consolidated income statement.

        During 2005, the acquired goodwill of the Japanese life company was tested for impairment and a charge of £120 million has been separately disclosed in the consolidated income statement. The charge reflects the slower than expected development of the Japanese life business.

Impairment testing

        Goodwill does not generate cash flows independently of other groups of assets and thus is assigned to cash generating units (CGUs) for the purposes of impairment testing. These CGUs are based upon how management monitors the business and represent the lowest level to which goodwill can be allocated on a reasonable basis. An allocation of the Group's goodwill to CGUs is shown below:

	2005	2004
	£ million	£ million
M&G	1,153	1,153
Japan life company	—	120
Venture investment subsidiaries of the PAC with-profits fund	607	784
Other	188	188

	1,948	2,245

        'Other' represents goodwill amounts allocated across cash generating units in Asia and US operations. Thesegoodwill amounts are not individually material. There are no other intangible assets with indefinite useful lives other than goodwill.

Assessment of whether goodwill may be impaired

        With the exception of M&G and venture investment subsidiaries of the PAC with-profits fund the goodwill in the balance sheet relates to acquired life businesses. The Company routinely compares the aggregate of net asset value and acquired goodwill on an IFRS basis of acquired life business with the value of the business as determined using the EEV methodology, as described in section D1. Any excess of IFRS over EEV carrying value is then compared with EEV basis value of current and projected future new business to determine whether there is any indication that the goodwill in the IFRS balance sheet may be impaired.

        Goodwill is tested for impairment by comparing the CGUs carrying amount, excluding any goodwill, with its recoverable amount.

M&G

        The recoverable amount for the M&G CGU has been determined by calculating its value in use. This has been calculated by aggregating the present value of future cash flows expected to be derived from the component businesses of M&G (based upon management projections) and its current surplus capital.

        The discounted cash flow valuation has been based on a three-year plan prepared by M&G, and approved by the directors of Prudential plc, and cash flow projections for later years.

        As a cross check to the discounted cash flow analysis, a review was undertaken of publicly available information for companies engaged in businesses comparable to the component businesses, including reported market prices for such companies' shares. In addition, a review was undertaken of publicly available terms of transactions involving companies comparable to the component businesses. In particular, comparison has been made of the valuation multiples implied by the discounted cash flow analysis to current trading multiples of companies comparable to the component businesses, as well as to multiples achieved in precedent transactions.

        The value in use is particularly sensitive to a number of key assumptions, as follows:

  (i)
  The assumed growth rate on forecast cash flows beyond the terminal year of the budget. A growth rate of 2.5 per cent has been used to extrapolate beyond the plan period.

  (ii)
  The risk discount rate. Differing discount rates have been applied in accordance with the nature of the individual component businesses. For retail and institutional business a risk discount rate of 12 per cent has been applied. This represents the average implied discount rate for comparable UK listed asset managers calculated by reference to risk-free rates, equity risk premiums of 5 per cent and an average 'beta' factor for relative market risk of comparable UK listed asset managers. A similarly granular approach has been applied for the other component businesses of M&G.

  (iii)
  That asset management contracts continue on similar terms.

        Management believes that any reasonable change in the key assumptions would not cause the carrying amount of M&G to exceed its recoverable amount.

Japanese life company

        As noted above, the entire goodwill relating to the Japanese life operation of £120 million has been deemed to be impaired following impairment testing carried out in 2005. This testing was based on a recoverable amount for the Japanese company that was determined by calculating its value in use based on net present value cash flow projections. Such projections reflected existing business over the expected duration of the contracts and expected new business. A risk discount rate of 5 per cent was applied to the projected cash flows. On the basis of the results of this exercise it was determined that all goodwill held in relation to the Japanese business should be written off in 2005.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2005

PAC with-profits fund venture investment subsidiaries

        The recoverable amount for the ventures entities controlled by the Group through PPM Capital has been determined on a portfolio CGU basis by aggregating fair values calculated for each entity less costs to sell these entities.

        The fair value of each entity is calculated by PPM Capital in accordance with the International Private Equity and Venture Capital Valuation Guidelines which set out industry best practice for determining the fair value of private equity investments. The guidelines require that an enterprise value is calculated for each investment, typically using an appropriate multiple applied to the Company's maintainable earnings. All amounts relating to financial instruments ranking higher in a liquidation than those controlled by PPM Capital are then deducted from the enterprise value and a marketability discount applied to the result to give a fair value attributable to the instruments controlled by PPM Capital. The marketability discount ranges from 10 per cent to 30 per cent, depending on PPM Capital's level of control over a realization process.

        Management believes that any reasonable change in the key assumptions would not give rise to an impairment charge.

H2:    Other intangible assets

        Other intangible assets in the Group consolidated balance sheet consist of:

	2005	2004
	£ million	£ million
Deferred acquisition costs (DAC) related to insurance contracts as classified under IFRS 4 (2004—all long-term business)	2,235	2,912
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4 (2004—fund management contracts other than long-term business only)	104	8

	2,339	2,920

Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (2004—all long-term business)	92	122
Present value of future profits of acquired investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4 (2004—fund management contracts other than long-term business only)	9	0

	101	122

The carrying value of other intangible assets is attributable to:
PAC with-profits fund	35	798
Shareholder operations	2,405	2,244

	2,440	3,042

Deferred acquisition costs related to insurance contracts

        IFRS 4, which is adopted from January 1, 2005, permits deferred acquisition costs for insurance contracts and investment contracts with discretionary participation features to be accounted for under existing GAAP. Under UK GAAP, acquisition costs are deferred with amortization on a basis commensurate with the anticipated emergence of margins under the contract.

        On January 1, 2005, the Group adopted FRS 27, 'Life Assurance' into existing GAAP as part of the adoption of IFRS 4 which is reflected in the transition adjustment in the table below. The effect of this is to derecognize deferred acquisition costs for with-profits contracts of the UK regulated with-profits funds. The transition adjustment also removes deferred acquisition costs on with-profits investment contracts without discretionary participation features of UK regulated with-profits funds. Costs associated with the investment management element of other life assurance contracts classified as financial instruments and investment management contracts under IFRS 4 and fund management contracts are remeasured under the provisions of IAS 18. In addition, the transition adjustment includes adjustments to JNL DAC, including shadow DAC, resulting from implementation of IFRS investment measurement bases.

        The movement in deferred acquisition costs relating to insurance contracts and investment contracts with discretionary participation features is as follows:

£ million
Deferred acquisition costs at January 1, 2004	2,943
Additions	473
Amortization	(381)
Impairment	(2)
Exchange differences	(121)

Deferred acquisition costs at December 31, 2004	2,912

Transition adjustment on application of IAS 32, IAS 39 and IFRS 4 (see note A6):
Derecognition of deferred acquisition costs for UK regulated with-profits funds as a result of adopting FRS 27	(765)
Removal of deferred acquisition costs on investment contracts without discretionary participation features	(38)
Shadow DAC and other impacts as a result of measurement changes in JNL's investment portfolio	(456)

(1,259)

Deferred acquisition costs at January 1, 2005	1,653
Additions	501
Amortization	(392)
Impairment	(21)
Exchange differences	173
Change in shadow DAC	321

Deferred acquisition costs at December 31, 2005	2,235

        In 2005, deferred acquisition costs of £21 million relating to the Taiwanese life assurance operation were impaired. See note D4(f) for further details.

Deferred acquisition costs related to investment management contracts

        Incremental costs associated with the origination of investment management contracts written by the Group's insurance and fund management businesses are capitalized and amortized as the related revenue is recognized. Deferred acquisition costs related to investment management contracts are all internally generated.

        Amortization of this intangible asset is included in the 'acquisition costs and other operating expenditure' line in the income statement.

£ million
At January 1, 2004
Gross amount	12
Accumulated amortization	—

Net book amount	12

Year ended December 31, 2004
Opening net book amount	12
Additions (through internal development)	1
Amortization	(5)

At December 31, 2004	8

Transition adjustment on application of IAS 32, IAS 39 and IFRS 4	67
At January 1, 2005
Gross amount	80
Accumulated amortization	(5)

Net book amount	75

Year ended December 31, 2005
Opening net book amount	75
Additions (through internal development)	45
Amortization	(9)
Other changes	(7)

Closing net book amount	104

At December 31, 2005
Gross amount	118
Accumulated amortization	(14)

Net book amount	104

Present value of acquired in-force business

Long-term business

        Prior to the adoption of IFRS 4, the present value of acquired in-force business (PVAIF) was accounted for under UK GAAP. On January 1, 2005, following the adoption of IFRS 4, PVAIF relating to investment contracts without discretionary participation features, which was included within long-term business, is removed and replaced by an asset representing the present value of the future profits of the investment management component of these contracts, where applicable. These contracts are accounted for under the provisions of IAS 18. The remainder of the PVAIF balance relates to insurance contracts and continues to be accounted for under UK GAAP as permitted by IFRS 4.

        The amortization charge is included in acquisition costs and other operating expenditure in the income statement.

Investment management

        The present value of future profits of acquired investment management contracts relates to unit-linked contracts acquired as part of the M&G acquisition in 1999.

        Amortization is charged to the 'acquisition costs and other operating expenditure' line in the income statement over the period of provision of investment management services as those profits emerge.

	Long-term business	Investment management
	£ million	£ million
At January 1, 2004
Cost	256	0
Accumulated amortization	(103)	0

Net book amount	153	0

Year ended December 31, 2004
Opening net book amount	153	0
Exchange differences	(6)	0
Amortization charge	(25)	0

At December 31, 2004	122	0

Transition adjustment on application of IAS 32, IAS 39 and IFRS 4	(18)	12
At January 1, 2005
Cost	217	12
Accumulated amortization	(113)	0

Net book amount	104	12

Year ended December 31, 2005
Opening net book amount	104	12
Exchange differences	9	0
Amortization charge	(21)	(3)

Closing net book amount	92	9

At December 31, 2005
Cost	233	12
Accumulated amortization	(141)	(3)

Net book amount	92	9

H3:    Reinsurers' share of policyholder liabilities

	2005	2004
	£ million	£ million
Insurance contract liabilities (note i)	1,203	—
Claims outstanding	75	99
Long-term business provision	—	612
Technical provisions for linked liabilities	—	307

	1,278	1,018

Note

(i)
Movement on reinsurers' share of insurance contract liabilities

2005
£ million
Balance at December 31, 2004 and January 1, 2005 following adoption of IFRS 4*	919
Amount included in income statement	242
Foreign exchange translation differences	42

Balance at December 31, 2005	1,203

*
Comprising long-term business provision plus technical provisions for linked liabilities which all relate to contracts classified as insurance under IFRS 4.

H4:    Tax assets and liabilities

Assets

        Of the £231 million (2004: £159 million) current tax recoverable, the majority is expected to be settled in one year or less.

Deferred tax asset

	2005	2004
	£ million	£ million
Unrealized losses on investments	84	186
Balances relating to investment and insurance contracts	317	357
Short-term timing differences	258	260
Capital allowances	91	21
Unused deferred tax losses	5	3

	755	827

        Deferred tax assets are recognized to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted. The UK taxation regime applies separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets. Accordingly, for the 2005 results and balance sheet position at December 31, 2005 the possible tax benefit of approximately £333 million (2004: £430 million), which may arise from capital losses valued at approximately £1.7 billion, is sufficiently uncertain that it has not been recognized. In addition, a potential deferred tax asset of £67 million, which may arise from trading losses of approximately £237 million, is sufficiently uncertain that it has not been recognized.

Liabilities

        Of the £962 million (2004: £1,018 million) current tax liability, it is not practicable to estimate how much is expected to be settled in one year or less due to the uncertainty over when outstanding issues will be agreed with HM Revenue and Customs.

Deferred tax liability

	2005	2004
	£ million	£ million
Unrealized gains on investments	1,907	1,477
Balances relating to investment and insurance contracts	554	675
Short-term timing differences	450	131
Capital allowances	80	(4)

	2,991	2,279

        Unprovided deferred income tax liabilities on temporary differences associated with investment in subsidiaries, associates and interests in joint ventures are considered to be insignificant due to the availability of various UK tax exemptions and reliefs.

Discounting

        Deferred tax asset and liability balances have not been discounted.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2005

H5:    Accrued investment income and other debtors

	2005 £ million	2004 £ million
Accrued investment income
Interest receivable	1,235	1,287
Other	556	446

	1,791	1,733

Other debtors
Premiums receivable:
From policyholders	230	106
From intermediaries	10	8
From reinsurers	21	20
Other	1,057	1,054

	1,318	1,188

Total	3,109	2,921

        Of the £3,109 million (2004: £2,921 million) of accrued investment income and other debtors, £992 million (2004: £990 million) is expected to be settled after one year or more.

H6:    Property, plant and equipment

        Property, plant and equipment comprise Group occupied properties, development property and tangible assets. A reconciliation of the carrying amount of these items from the beginning of the year to the end of the year is as follows:

	Group occupied property £ million	Development property £ million	Tangible assets £ million	Total £ million
At January 1, 2004
Cost	266	66	866	1,198
Accumulated depreciation	(29)	—	(458)	(487)

Net book amount	237	66	408	711

Year ended December 31, 2004
Opening net book amount	237	66	408	711
Exchange differences	(3)	—	(5)	(8)
Depreciation charge	(6)	—	(123)	(129)
Additions	17	69	141	227
Arising on acquisition of subsidiaries	63	—	149	212
Disposals	(3)	—	(23)	(26)
Impairment	—	—	(20)	(20)

Closing net book amount	305	135	527	967

At January 1, 2005
Cost	340	135	1,094	1,569
Accumulated depreciation	(35)	—	(567)	(602)

Net book amount	305	135	527	967

Year ended December 31, 2005
Opening net book amount	305	135	527	967
Exchange differences	5	—	6	11
Depreciation charge	(6)	—	(110)	(116)
Additions	5	27	128	160
Arising on acquisition of subsidiaries	38	—	44	82
Disposals	(105)	—	(102)	(207)
Reclassification from held for investment	—	13	—	13

Closing net book amount	242	175	493	910

At December 31, 2005
Cost	279	175	1,082	1,536
Accumulated depreciation	(37)	—	(589)	(626)

Net book amount	242	175	493	910

        Of the above net book amounts, £125 million (2004: £193 million) of Group occupied property and £269 million (2004: £287 million) of tangible assets are attributable to consolidated venture investment subsidiaries of the PAC with-profits fund at December 31, 2005. All additions arising on acquisitions relate to acquisitions of venture investment subsidiaries of the PAC with-profits fund.

Capital expenditure: property, plant and equipment by primary segment

	2005 £ million	2004 £ million
Long-term business	124	159
Banking	28	60
Broker-dealer and fund management	6	8
Unallocated corporate	2	—

	160	227

Capital expenditure: property, plant and equipment by secondary segment

	2005 £ million	2004 £ million
UK	117	192
US	14	12
Asia	29	23

	160	227

H7:    Investment properties

        Investment properties principally relate to the PAC with-profits fund and are carried at fair value. A reconciliation of the carrying amount of investment properties at the beginning and end of the year is set out below:

	2005 £ million	2004 £ million
At January 1, 2005	13,303	11,489
Additions:
Resulting from acquisitions	844	924
Resulting from expenditure capitalised	56	224
Resulting from acquisitions through business combinations	22	—
Disposals	(1,224)	(295)
Net gains from fair value adjustments	720	1,063
Net foreign exchange differences	24	(2)
Transfers to held for sale assets (note H9)	(552)	(100)
Transfers to development properties	(13)	—

At December 31, 2005	13,180	13,303

        The income statement includes the following items in respect of investment properties:

	2005 £ million	2004 £ million
Rental income from investment properties	765	828
Direct operating expenses (including repairs and maintenance expenses) arising from investment properties:
That generated rental income during the year	133	119
That did not generate rental income during the year	7	1

Total direct operating expenses	140	120

        Investment properties of £4,463 million (2004: £5,095 million) are held under finance leases. A reconciliation between the total of future minimum lease payments at the balance sheet date, and their present value is shown below:

	2005 £ million	2004 £ million
Future minimum lease payments at December 31	564	679
Future finance charges on finance leases	(450)	(563)

Present value of minimum lease payments	114	116

Future minimum lease payments are due as follows:
Less than 1 year	12	8
1 to 5 years	23	25
Over 5 years	529	646

	564	679

The present values of these minimum lease payments are:
Less than 1 year	11	7
1 to 5 years	22	23
Over 5 years	81	86

	114	116

        Contingent rent is that portion of the lease payments that is not fixed in amount but is based on the future value of a factor that changes other than with the passage of time. Contingent rent recognized as an expense in 2005 amounted to £21 million (2004: £27 million). Contingent rents recognized as income in the year amounted to £46 million (2004: £42 million).

        The Group's policy is to rent investment properties to tenants through operating leases. Minimum future rentals to be received on non-cancelable operating leases are receivable in the following periods:

	2005 £ million	2004 £ million
Less than 1 year	702	731
1 to 5 years	2,535	2,672
Over 5 years	7,005	7,424

        The total minimum future rentals to be received on non-cancelable sub-leases for land and buildings for the year ended December 31, 2005 are £4,006 million (2004: £3,760 million).

H8:    Investments in participating interests

        The Group's investments in participating interests at December 31, 2005 and 2004 comprise associates and joint ventures. Disclosures relating to these investments are provided below. The Group also had an interest of 15 per cent in Life Assurance Holding Corporation Limited that was sold in August 2004 and realized a profit on sale of £7 million before tax. This has been further disclosed in the discontinued operations note (see note F6).

Investments in associates

        The Group had one associate at December 31, 2005 and 2004 that is accounted for using the equity method, IfOnline Group Limited (IfOnline), a company whose principal activity is mortgage intermediation. Until its sale in September 2004, the Group also accounted for its share in Hazell Carr Pensions Consulting plc (Hazell Carr) as an equity accounted associate.

        The Group also has investments in associates which meet the IAS 28 criteria for measurement at fair value through profit and loss in accordance with IAS 39.

Associates accounted for using the equity method

        The Group holds 38.6 per cent of the total issued share capital of IfOnline which comprises 29.9 per cent of the ordinary share capital and 96.0 per cent of the preference share capital. The Group also holds £1 Founder share capital and £1 AN share capital. IfOnline is not a listed investment. Equity accounting is applied based on its reporting period of the year to November 30 and is adjusted for material changes up to December 31. Accordingly, the information is deemed to cover the same period as that of the Group.

        In September 2004, the Company sold its 25 per cent share of Hazell Carr for £5 million. The profit on sale before tax of £2 million is included in investment income in the consolidated income statement.

        A summary of the movements in investments in associates accounted for using the equity method in 2005 and 2004 is set out below:

	Share of capital	Share of reserves	Share of net assets	Goodwill	Total carrying value
	£ million	£ million	£ million	£ million	£ million
Balance at January 1, 2004	6	(7)	(1)	10	9
Share of loss for the year after tax	—	(1)	(1)	—	(1)
Disposal of Hazell Carr	(2)	2	—	(3)	(3)

Balance at December 31, 2004	4	(6)	(2)	7	5
Share of profit for the year after tax	—	—	—	—	—

Balance at December 31, 2005	4	(6)	(2)	7	5

        There have been no changes recognized directly in the equity of associates that would also be recognized directly in equity by the Group.

        The Group's share of the assets, liabilities, revenues and profit and loss of associates accounted for using the equity method at December 31, 2005 and 2004 is as follows:

	2005	2004
	£ million	£ million
Financial position
Total assets (excluding goodwill)	1	1
Total liabilities	(3)	(3)

Net assets	(2)	(2)

Results of operations
Revenue	2	1
Profit (loss) in the year	—	(1)

Associates carried at fair value through profit and loss

        The Group's associates that are carried at fair value through profit and loss comprise investments in OEICs, unit trusts, funds holding collateralized debt obligations, property unit trusts, and venture capital investments of the PAC with-profits fund managed by PPM Capital, where the Group has significant influence. These investments are incorporated both in the UK and overseas, and some have year ends which are non-coterminous with that of the Group. In these instances, the investments are recorded at fair value at December 31, 2005 based on valuations or pricing information at that specific date. The aggregate fair value of associates carried at fair value through profit and loss where there are published price quotations is approximately £2 billion at December 31, 2005.

        The aggregate assets of these associates are approximately £9 billion. Aggregate liabilities, excluding liabilities to unit holders and shareholders for unit trusts and OEICs, are approximately £3 billion. Fund revenues, with revenue arising in unit trusts and OEICs deemed to constitute the investment return for these vehicles, was approximately £2 billion and net profit in the year, excluding unit trusts or OEICs where all investment returns accrue to unit holders or shareholders respectively, was approximately £0.1 billion.

Investments in joint ventures

        Joint ventures represent activities over which the Group exercises joint control through contractual agreement with one or more parties. The Group's significant joint ventures, which are accounted for using proportionate consolidation, comprise various joint ventures relating to property investments where the Group has a 50 per cent interest as well as the following interests:

Investment	% held	Principal activity	Country
ICICI Prudential Life Insurance Company Limited	26	Life assurance	India
BOCI—Prudential Asset Management Limited	36	Pensions	China
Marlborough Stirling Mortgage Services Limited	50	Mortgage processing services	UK
PruHealth	50	Private medical insurance	UK
CITIC Prudential Fund Management Company Limited	33	Fund Management	China
Prudential ICICI Asset Management Company Limited	49	Fund Management	India

        CITIC Prudential Fund Management Company Limited and Prudential ICICI Asset Management Company Limited are new joint ventures in 2005. Prudential ICICI Asset Management Company Limited was previously a subsidiary with an ownership interest of 55 per cent. However, in 2005 the Group sold a 6 per cent holding resulting in a new interest of 49 per cent. Hence, the Group now accounts for this investment as a joint venture, as there is a contractual agreement to share control.

        The investments noted in the table above have the same accounting year end as the Group, except for Marlborough Stirling Mortgage Services Limited and Prudential ICICI Asset Management Company Limited. Although these two investments have a reporting period of 31 March, 12 months of financial information up to December 31 is recorded. Accordingly, the information is deemed to cover the same period as that of the Group.

        The summarized financial data for the Group's share of investments in joint ventures is as follows:

	2005	2004
	£ million	£ million
Financial position
Current assets	233	39
Non-current assets	281	288

Total assets	514	327

Current liabilities	(30)	(17)
Non-current liabilities	(272)	(179)

Total liabilities	(302)	(196)

Net equity	212	131

Results of operations
Revenues	156	74
Expenses	(161)	(85)

Net loss	(5)	(11)

        The joint ventures have no significant contingent liabilities to which the Group is exposed nor does the Group have any significant contingent liabilities in relation to its interest in the joint ventures.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2005

H9:    Assets and liabilities held for sale

        Assets and liabilities held for sale comprise investment property and consolidated venture subsidiaries of the PAC with-profits fund.

        Investment properties are classified as held for sale when contracts have been exchanged but the sale has not been completed at the period end.

        As at December 31, 2005, there were two venture subsidiaries classified as held for sale, Upperpoint Distribution Limited and Taverner Hotel Group Pty Ltd. The disposals of these subsidiaries were completed on January 31, 2006 and February 6, 2006, respectively. There were no venture subsidiaries classified as held for sale at December 31, 2004.

        Major classes of assets and liabilities held for sale are as follows:

	2005	2004
	£ million	£ million
Assets
Goodwill	16	—
Property, plant and equipment	21	—
Other assets	139	—
Investment properties	552	100

Non-current assets held for sale	728	100

Liabilities
Other liabilities	42	—
Borrowings	104	—

Non-current liabilities held for sale	146	—

H10:    Cash and cash equivalents

        Cash and cash equivalents consist of cash in hand, balances with banks, and certain short-term deposits and debt instruments. Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

	2005	2004
	£ million	£ million
Cash	2,380	2,799
Cash equivalents	1,206	1,542

Total cash and cash equivalents	3,586	4,341

        Cash and cash equivalents held in the parent company and finance subsidiaries are considered to be available for use by the Group. These funds amount to £263 million and £325 million in 2005 and 2004, respectively. The remaining amounts, generally not available for use by the Group, predominantly consist of cash and cash equivalents held for the benefit of policyholders and loans and advances to banks held by Egg.

H11:    Shareholders' equity: share capital, share premium and reserves

        The authorized share capital of the Company is £170 million (divided into 3,000,000,000 ordinary shares of 5 pence each and 2,000,000,000 sterling preference shares of 1 pence each) and US$20 million (divided into 2,000,000,000 US dollar preference shares of 1 cent each) and Euros 20 million (divided into 2,000,000,000 Euro preference shares of 1 cent each). None of the preference shares has been issued. A summary of the ordinary shares in issue is set out below:

	2005	2004
	£ million	£ million
Share capital and share premium
Ordinary share capital: 2,387m (2004: 2,375m)
Shares issued	119	119
Share premium	1,564	1,558
Reserves
Retained earnings	3,236	2,972
Translation reserve	173	(160)
Available-for-sale and hedging reserves	102	0

Total shareholders' equity	5,194	4,489

Share capital and share premium

	Number of ordinary shares	Share capital	Share premium
		£ million	£ million
2004
Issued shares of 5p each fully paid:
At the beginning of the year	2,009,176,830	100	553
Shares issued under Rights Issue, net of expenses	339,011,347	17	1,004
Shares issued under share option schemes	567,121	—	1
Shares issued in lieu of cash dividends	26,637,722	2	116
Transfer to retained earnings in respect of shares issued in lieu of cash dividends			(116)

At end of the year	2,375,393,020	119	1,558

2005
Issued shares of 5p each fully paid:
At the beginning of the year	2,375,393,020	119	1,558
Transition adjustment on adoption of IAS 32, IAS 39 and IFRS 4			2

	2,375,393,020	119	1,560
Shares issued under share option schemes	745,478	—	4
Shares issued in lieu of cash dividends	10,645,768	—	51
Transfer to retained earnings in respect of shares issued in lieu of cash dividends			(51)

At end of the year	2,386,784,266	119	1,564

        Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs and the nominal value of shares issued is credited to the share premium account.

        In October 2004, the Company announced a one for six Rights Issue at 308 pence per new share. The Rights Issue raised £1,044 million and issue expenses were £23 million.

        At December 31, 2005, there were options subsisting under Save As You Earn schemes to subscribe for 12,503,956 (2004: 13,254,966) shares at prices ranging from 266 pence to 715 pence (2004: 266 pence to 723 pence) and exercisable by the year 2012 (2004: 2011). In addition, there are 4,668,534 (2004: 5,153,308) conditional options outstanding under the RSP exercisable at nil cost in the balance of a 10-year period.

        The cost of own shares of £97 million as at December 31, 2005 is deducted from retained earnings.

        The Company has established trusts to facilitate the delivery of shares under employee incentive plans and savings-related share option schemes. In 2005, the Company purchased 1.4 million (2004: 1.0 million) shares in respect of employee incentive plans at a cost of £6 million (2004: £4 million). At December 31, 2005, 10.7 million (2004: 10.6 million) Prudential plc shares with a market value of £59 million (2004: £48 million) were held in such trusts. This was also the maximum number held at any time during the year. Of this total, 5.7 million (2004: 5.4 million) shares were held in trusts under employee incentive plans.

        Of the total shares held in trust, 5 million (2004: 5.2 million) shares were held by a qualifying employee share ownership trust. These shares are expected to be fully distributed in the future on maturity of savings-related share option schemes at a weighted average exercise price of 286 pence (2004: 277 pence). The market value of these shares at December 31, 2005 was £28 million (2004: £24 million).

        The Group has consolidated a number of authorized investment funds where it is deemed to control these funds under IFRS. Certain of these funds hold shares in Prudential plc. The total number of shares held by these funds at December 31, 2005 was 5 million (2004: 5.9 million) and the cost of acquiring these shares of £26 million (2004: £29 million) is included in cost of own shares. The market value of these shares as at December 31, 2005 was £28 million (2004: £27 million).

Reserves

        The translation reserve represents cumulative foreign exchange translation differences taken directly to equity in accordance with IFRS, net of related tax. In accordance with IFRS 1, cumulative translation differences are deemed to be zero at January 1, 2004, the date of transition to IFRS.

        The hedging reserve at December 31, 2005 consists of the portion of the cash flow hedge that is determined to be an effective hedge, net of related tax. The available-for-sale reserve includes gains or losses arising from changes in fair value of available-for-sale securities, net of related tax. These reserves arise as a result of the application of IAS 39 which the Group has chosen to adopt at January 1, 2005 as permitted by IFRS 1.

H12:    Insurance contract liabilities and unallocated surplus of with-profits funds

Movement in year

	Insurance contract liabilities	Unallocated surplus of with-profits funds
	£ million	£ million
Policyholder liabilities at December 31, 2004 as reported under UK GAAP
Technical provisions in respect of non-linked business (note i)	104,964
Technical provisions for linked liabilities	24,137
Unallocated surplus of with-profits funds reflecting previous UK GAAP basis provisioning		16,686

Total at December 31, 2004 as reported under UK GAAP	129,101	16,686
Effect of changes on implementation of IFRS (note A5)	(39)	(537)

Total at December 31, 2004 under IFRS (excluding IAS 32, IAS 39 and IFRS 4)	129,062	16,149
Transition adjustments on application of IAS 32, IAS 39 and IFRS 4 (note ii and note A6)	(25,480)	(7,807)

At January 1, 2005	103,582	8,342
Income and expense included in the income statement	12,193	3,003
Liabilities acquired on purchase of insurance business (note I6)	837	0
Foreign exchange translation differences	3,824	12

At December 31, 2005	120,436	11,357

Notes

(i)
2004 technical provisions in respect of non-linked business as reported under UK GAAP include £826 million of claims outstanding.

(ii)
Transitional adjustments include adoption of FRS 27 and reallocation of £22.7 billion and £9.8 billion to investment contracts with and without discretionary participation features, respectively.

H13:    Borrowings

Core structural borrowings of shareholder-financed operations

	2005	2004
	£ million	£ million
Subordinated debt (excluding Egg)
UK operations:
€500m 5.75% Subordinated Notes 2021	341	351
£435m 6.125% Subordinated Notes 2031	426	426
US$1,000m 6.5% Perpetual Subordinated Capital Securities	554	512
US$250m 6.75% Perpetual Subordinated Capital Securities (note i)	142	126
US$300m 6.5% Perpetual Subordinated Capital Securities (note ii)	169	—
€20m Medium Term Subordinated Notes 2023	14	14

	1,646	1,429

Other core structural borrowings of shareholder-financed operations, other than Egg
UK operations:
US$250m 7.125% Bonds 2005	—	130
£150m 9.375% Guaranteed Bonds 2007	150	150
£250m 5.5% Bonds 2009	249	250
£250m 5.875% Bonds 2029	249	250
£300m 6.875% Bonds 2023	300	300
Commercial paper	—	171
Currency translation net asset on swap transactions	—	(13)
US operations:
US$250m 8.15% Surplus Notes 2027 (note iii)	145	130

	1,093	1,368

Egg
£200m 6.875% Subordinated Notes 2021	202	202
£250m 7.5% Subordinated Notes 2013	250	249

	452	451

Total	3,191	3,248

Notes

(i)
This balance represents convertible debt issued in 2004. The debt is exchangeable into preference shares. The proceeds of the issue have been used to pre-finance US$250 million debt maturing in 2005. Conversion of these securities into preference shares is at Prudential's option.

(ii)
This debt is exchangeable into preference shares at Prudential's option.

(iii)
These Surplus Notes are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of the US operations.

(iv)
Maturity analysis

        The following table sets out the maturity analysis of the Group's core structural borrowings:

	2005	2004
	£ million	£ million
Less than 1 year	—	301
1 to 2 years	150	—
2 to 3 years	—	150
3 to 4 years	249	—
4 to 5 years	—	250
Over 5 years	2,792	2,547

Total	3,191	3,248

Operational borrowings attributable to shareholder-financed operations

	2005	2004
	£ million	£ million
Borrowings in respect of short-term fixed income securities programmes
Commercial paper 2006	1,461	1,057
Medium-term notes 2010	11	9
Currency translation net liability on swap transactions	—	13

	1,472	1,079

Non-recourse borrowings of investment subsidiaries managed by PPM America
Non-recourse borrowings of investment subsidiaries (notes i and iii)	133	183
Non-recourse borrowings of Piedmont and CDO funds (notes ii and iii)	952	972

	1,085	1,155

Borrowings in respect of banking operations (note iv)	3,856	4,159
Other borrowings
Bank loans and overdrafts	11	17
Obligations under finance leases	8	11

	19	28

Total	6,432	6,421

Notes

(i)
These borrowings include senior and subordinated debt. The senior debt is secured on the investments held by the relevant subsidiaries. The weighted average interest rates on the senior debt are variable based on a market rate and were 4.48 per cent and 2.38 per cent at December 31, 2005 and December 31, 2004 respectively. The interests of the holders of the subordinated debt issued by these subsidiaries are subordinate to the entitlements of the holders of the senior debt.

(ii)
Piedmont is an investment trust investing in certain asset-backed and mortgage-backed securities in the US. These borrowings pertain to debt instruments issued to external parties.

(iii)
In all instances the holders of the debt instruments issued by these subsidiaries and other companies and funds do not have recourse beyond the assets of those subsidiaries and funds.

(iv)
The borrowings in respect of banking operations comprise deposits by banks of £2,452 million (2004: £2,352 million) and unsubordinated debt securities issued by Egg of £1,404 million (2004: £1,807 million). The deposits by banks mainly relate to securitization of credit card receivables. See also note G4.

(v)
Maturity analysis

        The following table sets out the maturity analysis of the Group's operational borrowings attributable to shareholder-financed operations:

	2005	2004
	£ million	£ million
Less than 1 year	2,440	1,896
1 to 2 years	1,055	792
2 to 3 years	523	1,056
3 to 4 years	1,013	500
4 to 5 years	449	1,022
Over 5 years	952	1,155

Total	6,432	6,421

Borrowings attributable to with-profits funds

	2005	2004
	£ million	£ million
Non-recourse borrowings of venture fund investment subsidiaries of the PAC with-profits fund	988	1,167
£100m 8.5% Undated Subordinated Guaranteed Bonds of Scottish Amicable Finance plc (note i)	100	100
Other borrowings (predominantly external funding of consolidated investment vehicles)	810	870

	1,898	2,137

Notes

(i)
The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinate to the entitlements of the policyholders of that fund.

(ii)
Maturity analysis

        The following table sets out the maturity analysis of the Group's borrowings attributable to with-profits funds:

	2005	2004
	£ million	£ million
Less than 1 year	39	359
1 to 2 years	74	52
2 to 3 years	40	204
3 to 4 years	62	21
4 to 5 years	133	118
Over 5 years	1,550	1,383

Total	1,898	2,137

Credit facilities

        Prudential has access to a £1,500 million committed revolving credit facility provided by 15 major international banks. The facility matures on December 17, 2009. It also has access to a committed securities lending liquidity facility of £500 million which is annually renewable, next on December 14, 2006. There have been no draw-downs under either facility since inception and hence there were no amounts outstanding at December 31, 2005.

        Prudential also maintains uncommitted credit facilities totaling £348 million. There was no amount outstanding under these facilities at December 31, 2005.

H14:    Provisions and contingencies

Provisions

	2005	2004
	£ million	£ million
Provision in respect of defined benefit pension schemes (note I1):
Deficits, gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies:
Attributable to PAC with-profits fund (i.e. absorbed by the liability for unallocated surplus)	329	525
Attributable to shareholder-financed operations (i.e. to shareholders' equity)	214	175

	543	700
Add back: investments in Prudential insurance policies	253	125

Provision after elimination of investments in Prudential insurance policies and matching policyholder liability from Group balance sheet	796	825
Other provisions (see below)	176	181

Total provisions	972	1,006

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2005

Analysis of other provisions:

	2005	2004
	£ million	£ million
At January 1	181	173
Charged to income statement:
Additional provisions	85	163
Unused amounts reversed	(25)	(21)
Used during the year	(63)	(137)
Exchange differences	(2)	3

At December 31	176	181

Comprising:
Legal provisions	11	13
Restructuring provisions	41	66
Other provisions	124	102

	176	181

        Of the other provisions balance, £74 million (2004: £53 million) is expected to be settled within one year. Employer contributions expected to be paid into Group defined benefit pension schemes within one year are shown in note I1.

Legal provisions

        The legal provisions of £11 million (2004: £13 million) relate predominantly to JNL. JNL has been named in civil proceedings, which appear to be substantially similar to other class action litigation brought against many life insurers in the US, alleging misconduct in the sale of insurance products. During 2005, an additional provision of £4 million was made, £1 million was reversed, £3 million was paid and there was a £2 million exchange gain. As at January 1, 2004, the provision amounted to £10 million. During 2004, an additional provision of £8 million was made, £1 million was reversed, £3 million was paid and there was a £1 million exchange gain.

Restructuring provisions

        Restructuring provisions of £41 million (2004: £66 million) comprise £30 million (2004: £49 million) relating to restructuring activity of UK insurance operations, £10 million (2004: £nil) relating to closure costs in Japan and £1 million (2004: £17 million) relating to Egg.

        In February 2001, Prudential announced the restructuring of the direct sales force and customer service channels of its UK insurance operations. In November 2001, Prudential announced further details of changes to the structure of those operations, in particular the intention to pursue a single brand strategy for life and pensions business including the integration of its Scottish Amicable operations under the Prudential brand. The changes also included a simplification of the organizational structure and plans for a significant reduction in operating costs. In September 2002, Prudential announced plans to establish an offshore service center in India to improve customer contact service levels for its UK insurance operations customers and to achieve further cost savings to those announced in

November 2001. The new processing center opened in May 2003 and was fully operational during 2004. As part of this restructuring, Prudential had planned to make 4,300 employees redundant, of which approximately 4,194 affected had been notified and 4,117 redundancies completed by December 31, 2005. The restructuring is expected to be completed in 2006.

        As at January 1, 2004, the provision for these restructurings was £80 million. During 2004, £20 million costs were paid, £12 million was released to the profit and loss account and an additional provision of £1 million was made. During 2005, costs of £9 million were paid, £11 million of costs were released and an additional £1 million was provided. At December 31, 2005, the remaining £30 million all relates to property charges.

        In 2004, Egg announced its withdrawal from the French market. £113 million was charged in 2004 to cover the costs of the exit of which £25 million related to redundancy costs and £88 million related to other associated costs up to the completion of the closure. During 2004, £96 million of the provision had been utilized with a further £12 million utilized in 2005 and a £4 million release to the income statement.

        In 2005, Japan closed its Financial Advisor distribution channel. A £10 million provision has been set up relating to closure and redundancy costs.

Other provisions

        Other provisions of £124 million (2004: £102 million) include provisions of £94 million (2004: £77 million) relating to staff benefit schemes. During 2005, another £27 million was provided and £10 million was paid. In 2004, a provision of £51 million was brought forward, an additional £36 million was provided, £2 million of unused provision was released and £8 million was paid. Other provisions also include £19 million (2004: £17 million) relating to various onerous contracts where, in 2005, an additional £6 million was provided and £4 million was used. In 2004, £5 million was released and £4 million was paid. The remaining provisions of £11 million (2004: £8 million) include VAT provisions.

Contingencies and related obligations

Litigation

        In addition to the legal proceedings relating to JNL mentioned above, the Group is involved in other litigation and regulatory issues arising in the ordinary course of business. Whilst the outcome of such matters cannot be predicted with certainty, the directors believe that the ultimate outcome of such litigation will not have a material adverse effect on the Group's financial condition, results of operations or cash flows.

Pension mis-selling review

        In 1988, the UK government introduced new pensions legislation intended to encourage more individuals to make their own arrangements for their pensions. During the period from April 1988 to June 1994, many individuals were advised by insurance companies, Independent Financial Advisers and other intermediaries to not join, to transfer from or to opt out of their occupational pension schemes in favor of private pension products introduced under the UK Income and Corporation Taxes Act 1988. The

UK insurance regulator (previously the Personal Investment Authority, now the FSA), subsequently determined that many individuals were incorrectly advised and would have been better off not purchasing the private pension products sold to them. Industry participants are responsible for compensating the persons to whom private pensions were mis-sold. As a result, the FSA required that all UK life insurance companies review their potential cases of pension mis-selling and pay compensation to policyholders where necessary and, as a consequence, record a provision for the estimated costs. The Group met the requirement of the FSA to issue offers to all cases by June 30, 2002.

        The table below summarizes the change in the pension mis-selling provision for the years ended December 31, 2005 and 2004. The change in the provision is included in benefits and claims in the income statement and the movement in unallocated surplus of with-profits funds has been determined accordingly.

	2005	2004
	£ million	£ million
Balance at beginning of year	487	530
Change arising from adoption of FRS 27	(109)	—
Changes to actuarial assumptions and method of calculation	(28)	(32)
Discount unwind	14	22
Redress to policyholders	(21)	(26)
Payment of administrative costs	(12)	(7)

Balance at end of year	331	487

        The change arising from the adoption of FRS 27 is due to two factors, namely:

  (i)
  Under the FRS 27 basis, which follows the FSA realistic Peak 2 approach, best estimate assumptions apply. Previously a margin for adverse deviation was incorporated; and

  (ii)
  The pension mis-selling provision is the additional amount needed i.e. between the value of the guarantees given to policyholders and the values of the personal pension policies. The latter item is calculated differently under the previous Peak 1 and Peak 2 bases. The Peak 1 calculation is deterministic and excludes provision for terminal bonus. The Peak 2 calculation is stochastic and includes provision for terminal bonus.

        The FSA regularly updates the actuarial assumptions to be used in calculating the provision, including interest rates and mortality assumptions. The pension mis-selling provision represents the discounted value of future expected payments, including benefit payments and all internal and external legal and administrative costs of adjudicating, processing and settling those claims. To the extent that amounts have not been paid, the provision increases each year reflecting the shorter period of discount.

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

        This review was completed on June 30, 2002. The assurance will continue to apply to any policy in force at December 31, 2003, both for premiums paid before January 1, 2004, and for subsequent regular premiums (including future fixed, RPI or salary related increases and Department of Work and Pensions rebate business). The assurance has not applied to new business since January 1, 2004. New business in this context consists of new policies, new members to existing pension schemes plus regular and single premium top-ups, transfers and switches to existing arrangements. The maximum amount of capital support available under the terms of the assurance will reduce over time as claims are paid on the policies covered by it.

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

        The Group is exposed to mortgage endowment products in respect of policies issued by Scottish Amicable Life plc (SAL) and policies issued by Scottish Amicable Life Assurance Society (SALAS) and transferred into SAIF. At December 31, 2005, provisions of £6 million (2004: £7 million) in SAL and £50 million (2004: £47 million) in SAIF were held to cover potential compensation in respect of mortgage endowment product mis-selling claims. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, this provision has no impact on shareholders.

        In addition, in the year ended December 31, 2005 Prudential Assurance's main with-profits fund paid compensation of £24 million (2004: £16 million) in respect of mortgage endowment products mis-selling claims and at December 31, 2005 held a provision of £63 million (2004: £61 million) in respect of further compensation. The movement in this provision has no impact on the Group's profit before tax.

Guaranteed annuities

        Prudential Assurance used to sell guaranteed annuity products in the UK and at December 31, 2005 held a provision of £52 million (2004: £49 million) within the main with-profits fund to honor guarantees on these products. The Group's main exposure to guaranteed annuities in the UK is through SAIF and at December 31, 2005 a provision of £619 million (2004: £648 million) was held in SAIF to honor the guarantees. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund. The movement in this provision has no impact on shareholders.

Other matters

Prudential assurance's inherited estate

        The assets of the main with-profits fund within the long-term fund of Prudential Assurance comprise the amounts that the Company expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the with-profits fund is equal to the policyholders' accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the with-profits fund is called the 'inherited estate' and has accumulated over many years from various sources.

        The inherited estate represents the major part of the working capital of Prudential Assurance's long-term fund. This enables the Company to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund's assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

        The Company believes that it would be beneficial if there were greater clarity as to the status of the inherited estate. In due course, and only after discussion with the FSA, the Company may therefore take steps to achieve that clarity, whether through guidance from the Court or otherwise. In any event the Company expects that the entire inherited estate will need to be retained within the long-term fund for the foreseeable future to provide working capital and so it has not considered any distribution of the inherited estate to policyholders and shareholders.

Support for long-term business funds by shareholders' funds

        As a proprietary insurance company, the Group is liable to meet its obligations to policyholders even if the assets of the long-term funds are insufficient to do so. The assets, represented by the 'unallocated surplus of with-profits funds', in excess of amounts expected to be paid for future terminal bonuses and related shareholder transfers (the excess assets) in the long-term funds could be materially depleted over time by, for example, a significant or sustained equity market downturn, costs of significant fundamental strategic change or a material increase in the pension mis-selling provision. In the unlikely circumstance that the depletion of the excess assets within the long-term fund was such that the Group's ability to satisfy policyholders' reasonable expectations was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders' funds to the long-term funds to provide financial support.

        In 1997, the business of SALAS, a mutual society, was transferred to Prudential Assurance. In effecting the transfer, a separate sub-fund, SAIF, was established within Prudential Assurance's long-term business fund. This sub-fund contains all the with-profits business and all other pension business that was transferred. No new business has been or will be written in the sub-fund and the sub-fund is managed to ensure that all the invested assets are distributed to SAIF policyholders over the lifetime of SAIF policies. With the exception of certain amounts in respect of the unitized with-profits life business, all future earnings arising in SAIF are retained for SAIF policyholders. Any excess (deficiency) of revenue over expense within SAIF during a period is offset by a transfer to (from) the SAIF unallocated surplus. Shareholders have no interest in the profits of SAIF but are entitled to the investment management fees paid on this business. With the exception of certain guaranteed annuity products mentioned earlier in this note, and certain products which include a minimum guaranteed rate of accumulation, the majority of SAIF with-profits policies do not guarantee minimum rates of return to policyholders.

        Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the Prudential Assurance long-term fund would be liable to cover any such deficiency. Due to the quality and diversity of the assets in SAIF and the ability of SAIF to revise guaranteed benefits in the event of an asset shortfall, the directors believe that the probability of either the Prudential Assurance long-term fund or the Group's shareholders' funds having to contribute to SAIF is remote.

Guarantees and commitments

        Guarantee funds in both the UK and the US provide for payments to be made to policyholders on behalf of insolvent life insurance companies. These guarantee funds are financed by payments assessed on solvent insurance companies based on location, volume, and types of business. The Group estimated its reserve for future guarantee fund assessments for JNL to be £11 million at December 31, 2005 (2004: £10 million). Similar assessments for the UK businesses were not significant. The directors believe that the reserve is adequate for all anticipated payments for known insolvencies.

        JNL has commitments for future payments related to equity index call options totaling £3 million at December 31, 2005 (2004: £8 million). The commitments were entered into in the normal course of business to hedge obligations associated with the issuance of equity index-linked immediate and deferred annuities and fall due for payment over the next two years.

        At December 31, 2005, JNL has unfunded commitments of £227 million (2004: £157 million) related to its investments in limited partnerships and of £104 million (2004: £101 million) related to commercial mortgage loans. These commitments were entered into in the normal course of business and the directors do not expect a material adverse impact on the operations to arise from them.

        The Group has provided, from time to time, other guarantees and commitments to third parties entered into in the normal course of business but the directors do not consider that the amounts involved are significant.

H15: Other liabilities

	2005	2004
	£ million	£ million
Creditors arising from direct insurance and reinsurance operations	474	401
Interest payable	61	67
Derivative liabilities	851	73
Other items	383	634

Total	1,769	1,175

I:    Other notes

I1: Staff and pension plans

Staff and employment costs

        The average number of staff employed by the Group during the year were:

	2005	2004
	£ million	£ million
Business operations:
UK operations	10,708	10,849
US operations	2,588	2,589
Asian operations	9,652	8,277
Venture investment subsidiaries of the PAC with-profits fund	8,713	18,735

Total	31,661	40,450

The costs of employment were:
	2005	2004
	£ million	£ million
Business operations:
Wages and salaries	799	762
Social security costs	64	62
Other pension costs (see below)	77	63
Pension actuarial (gains) losses (credited) charged to income statement (see discussion of net periodic pension cost below)	(155)	46
	(78)	109
Venture investment subsidiaries of the PAC with-profits fund (see below)	206	253

Total	991	1,186

        Other pension costs comprises £54 million (2004: £45 million) relating to defined benefit schemes and £23 million (2004: £18 million) relating to defined contribution schemes. Of the defined contribution scheme costs £13 million (2004: £12 million) related to overseas defined contribution schemes.

        Of the £206 million (2004: £253 million) costs of employment for venture investment subsidiaries, £169 million (2004: £219 million) relates to wages and salaries, £31 million (2004: £25 million) relates to social security costs and £6 million (2004: £9 million) relates to pension costs.

Pension plans

Defined benefit plans

Background and corporate governance

        The Group business operations operate a number of pension schemes. The specific features of these plans vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded wholly by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). 90 per cent (2004: 90 per cent) of the liabilities of the Group defined benefit schemes are accounted for within PSPS.

        Defined benefit schemes in the UK are generally required to be subject to a full actuarial valuation every three years to assess the appropriate level of funding for schemes having regard to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. PSPS was last actuarially valued on April 5, 2002 and this valuation demonstrated the scheme to be 110 per cent funded with an excess of actuarially determined assets over liabilities of 10 per cent representing a fund surplus of £376 million. As a result, no change in employers' contributions from the current 12.5 per cent of salaries has been required until now.

        The PSPS valuation as at April 5, 2005 is currently being finalized and it is expected to show a small deficit, by comparison with scheme liabilities on the actuarial basis. Following discussions with the Trustee, the Company expects that for 2006 and future years the employers' contributions for ongoing service of current employees will approximately double to some £35 million to £40 million per annum based on current levels of active members of the scheme. In addition, deficit funding amounts designed to eliminate the actuarial deficit over a 10-year period will be made of some £35 million per annum. These amounts compare to current total contributions in 2005 of £19 million.

        The discussions with the Scheme Trustee have also led to an altered expectation as to future discretionary increases. Previously, it had been the custom to award discretionary increases by reference to inflation levels. It is now intended that discretionary increase will in most circumstances not exceed 2.5 per cent.

        Finally, a revised allocation of the deficit between the PAC with-profits fund and shareholder-backed operations has been applied in 2005. Previously the deficit of the PSPS had been attributed between the PAC with-profits fund and shareholders in the ratio of 80/20. Following extensive analysis of the source of contributions paid into the scheme over the last 10 years the allocation has been revised to 70/30, thus increasing the shareholders' proportion. The effects of these changes and other movements on the financial positions of the Group's defined benefits schemes are explained below.

        The Group also operates two smaller defined benefit schemes for UK employees in respect of Scottish Amicable and M&G activities. For all three schemes the projected unit method was used for the most recent full actuarial valuations. There is also a small defined benefit scheme in Taiwan.

        The rules of the Group's largest pension arrangement, the defined benefit section of PSPS, a final salary scheme, specify that, in exercising its investment powers, the Trustee's objective is to achieve the best overall investment return consistent with the security of the assets of the scheme. In doing this, regard is had to the nature and duration of the scheme's liabilities. The Trustee sets the benchmark for the asset mix, following analysis of the liabilities by the Scheme's Actuary and, having taken advice from the Investment Managers, then selects benchmark indices for each asset type in order to measure investment performance against a benchmark return.

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

        The Trustee consults the Principal Employer, the Prudential Assurance Company, on these investment principles, but the ultimate responsibility for the investment of the assets of the scheme lies with the Trustee.

        The investment policies and strategies for the other two UK defined benefit schemes, the M&G Group Pension Scheme and the Scottish Amicable Staff Pension Scheme, which are both final salary schemes, follow similar principles, but have different target allocations, reflecting the particular requirements of the schemes.

Assumptions

        The calculations are based on current actuarially calculated mortality estimates with a specific allowance made for future improvements in mortality, which is broadly in line with that adopted for the 92 series of mortality tables prepared by the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2005

        The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the years ended December 31 31 were as follows:

	2005	2004
	%	%
Discount rate	4.8	5.3
Rate of increase in salaries	4.8	4.8
Rate of increase of pensions in payment for inflation:
Guaranteed (maximum 5%)	2.8	2.8
Guaranteed (maximum 2.5%)*	2.5	2.8
Discretionary*	2.5	2.8
Expected returns on plan assets	6.1	6.8

*
The rates of 2.5 per cent shown are those for PSPS. Assumed rates of increase of pensions in payment for inflation for all other schemes remains at 2.8 per cent in 2005.

        The change of assumption for discretionary increases follows discussion with the PSPS trustee. For the purpose of future discretionary awards, it is assumed that a cap of a 2.5 per cent rate of increase will apply rather than, as previously applied, the assumed long-term inflation rate.

        Using external actuarial advice provided by Watson Wyatt Partners for the valuation of PSPS and by Aon Limited for the M&G scheme, and internal advice for the Scottish Amicable scheme, the most recent full valuations have been updated to December 31, 2005, applying the principles prescribed by IAS 19.

Summary financial position

        The Group liability in respect of defined benefit pension schemes is as follows:

	2005	2004
	£ million	£ million
Provision included in balance sheet under IAS 19	(796)	(825)
Add back: investments in Prudential insurance policies (eliminated on consolidation against insurance liabilities)	253	125

Economic deficit	(543)	(700)

Economic position:
Deficits, gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies:
Attributable to the PAC with-profits fund (i.e. absorbed by the liability for unallocated surplus)	(329)	(525)
Attributable to shareholder-financed operations (i.e. to shareholders' equity)	(214)	(175)

Economic deficit	(543)	(700)

The following disclosures explain the economic position and IAS 19 basis of accounting after eliminating investment in Prudential insurance policies on consolidation.

Group IAS 19 basis financial position

        The IAS 19 basis net pensions deficit can be summarized as follows:

	2005	2004
	£ million	£ million
Fair value of plan assets, end of year	4,622	4,092
Present value of funded benefit obligation	(5,228)	(4,777)

Funded status	(606)	(685)
Present value of unfunded obligations (M&G scheme)*	(190)	(140)

Provision recognized in the balance sheet	(796)	(825)

*
The M&G pension scheme assets are invested in Prudential insurance policies. For IFRS accounting purposes, the M&G scheme is in effect unfunded. Please see below for more details.
	2005	2004
	£ million	£ million
Components of net periodic pension cost
Current service cost	(65)	(69)
Interest cost	(257)	(245)
Expected return on assets—economic basis	279	277
Less: expected return on investments of scheme assets in Prudential insurance policies	(11)	(8)
Expected return on assets—IAS 19 basis	268	269
Actuarial gains (losses)—economic basis	171	(43)
Less: actuarial gains on investments of scheme assets in Prudential insurance policies	(16)	(3)
Actuarial gains (losses)—IAS 19 basis	155	(46)
Net periodic pension credit (cost) (included within acquisition and other operating expenditure in the income statement)	101	(91)

        The long-term expected rate of return has been taken to be the weighted average (by market value) of the long-term expected rates of return on each major asset class shown below:

	2005	2005	2004	2004
	£ million	%	£ million	%
Plan assets (IAS 19 basis)
Equity	2,376	51	2,516	61
Bonds	1,593	35	993	24
Real estate	575	12	520	13
Cash	78	2	63	2

Total	4,622	100	4,092	100

	2005	2004
	%	%
Long-term expected rate of return
Equity	7.1	7.5
Bonds	4.5	5.0
Real estate	6.4	6.8
Cash	4.5	4.75

Weighted average long-term expected rate of return	6.1	6.75

        The actual return on plan assets was £796 million (2004: £381 million) on an IAS 19 basis.

        None of the scheme assets included shares in Prudential plc or property occupied by the Prudential Group.

	2005	2004
	£ million	£ million
Fair value of plan assets, end of year (IAS 19 basis)	4,622	4,092
Present value of the benefit obligation, end of year	(5,418)	(4,917)

Plan assets in deficit of benefit obligation	(796)	(825)

Experience adjustments on plan liabilities	1	(17)
Percentage of plan liabilities at December 31	(0.02)%	0.35%
Experience adjustments on plan assets (IAS 19 basis)	528	112
Percentage of plan assets at December 31	11.42%	2.74%

        Total employer contributions expected to be paid into the Group defined benefit schemes for the year ending December 31 2006 amounts to £85 million (2004: £31 million).

Reconciliation to IAS 19 basis financial position

        The difference between the IAS 19 basis financial position and the Group 'economic basis' financial position is that the IAS 19 basis assets of the PSPS and M&G schemes, as consolidated into the Group balance sheet, exclude investments in Prudential insurance policies.

        The M&G pension scheme has invested £147 million at December 31, 2005 (2004: £125 million) in Prudential insurance policies. Additionally, the PSPS scheme has invested £106 million at December 31, 2005 (2004: £nil) in Prudential insurance policies. As required by IFRS, this amount of pension asset is eliminated against the policyholder liability and hence, for the purposes of preparing the consolidated balance sheet, the net pension liability is £253 million (2004: £125 million) greater than the 'economic basis' deficit of £543 million (2004: £700 million).

        The change in the present value of the benefit obligation and the change in fair value of the assets for the total of the PSPS, Scottish Amicable, M&G and Taiwan schemes over the period were as follows:

2005	IAS 19 basis: change in fair value of plan assets	Investments in Prudential insurance policies	Economic basis: total assets	IAS 19 basis: change in present value of benefit obligation	Economic basis: net obligation
	£ million	£ million	£ million	£ million	£ million
Fair value of plan assets, beginning of year	4,092	125	4,217		4,217
Present value of benefit obligation, beginning of year				(4,917)	(4,917)

	4,092	125	4,217	(4,917)	(700)
Less: PSPS scheme plan assets used to acquire Prudential insurance policy	(99)	99	0		0
Service cost—current charge only				(65)	(65)
Interest cost				(257)	(257)
Expected return on plan assets	268	11	279		279
Employee contributions	0	1	1	(1)	0
Employer contributions	25	4	29		29
Actuarial and other gains*	528	16	544	(373)	171
Benefit payments	(192)	(3)	(195)	195	0

Fair value of plan assets, end of year	4,622	253	4,875
Present value of benefit obligation, end of year				(5,418)

Economic basis deficit					(543)

*
Including £115 million credit for past service costs as described below.

2004	IAS 19 basis: change in fair value of plan assets	Investments in Prudential insurance policies	Economic basis: total assets	IAS 19 basis: change in present value of benefit obligation	Economic basis: net obligation
	£ million	£ million	£ million	£ million	£ million
Fair value of plan assets, beginning of year	3,986		3,986		3,986
Present value of benefit obligation, beginning of year				(4,636)	(4,636)
	3,986	0	3,986	(4,636)	(650)
Less: M&G scheme plan assets used to acquire Prudential insurance policy*	(112)	112	0		0
Service cost				(69)	(69)
Interest cost				(245)	(245)
Expected return on plan assets	269	8	277		277
Employee contributions	0	1	1	(1)	0
Employer contributions	26	4	30		30
Actuarial gains (losses)	112	3	115	(158)	(43)
Benefit payments	(189)	(3)	(192)	192	0

Fair value of plan assets, end of year	4,092	125	4,217
Present value of benefit obligation, end of year				(4,917)

Economic basis deficit					(700)

*
The M&G pension scheme assets are wholly invested in Prudential insurance policies. For IFRS accounting purposes, the M&G scheme is in effect unfunded.

Group economic financial position

        In assessing the underlying economic position of the Group in respect of the defined benefit pension schemes, two factors need to be taken into account. These are:

  (i)
  The deficits on the PSPS and Scottish Amicable schemes are partially attributable to the PAC with-profits fund; and

  (ii)
  The IAS 19 basis assets of the PSPS and M&G schemes, as consolidated into the Group balance sheet, exclude investments in Prudential insurance policies.

        On the 'economic basis', after including investments in Prudential insurance policies as scheme assets, the assets of the schemes at December 31 were:

	2005	2004
	£ million	£ million
Equities	2,543	2,566
Bonds	1,663	1,055
Properties	590	533
Other	79	63

Total value of assets	4,875	4,217

        The present value of the liabilities of the four schemes at December 31, 2005 was £5,418 million (2004: £4,917 million). The resulting scheme deficits arising from the excess of liabilities over assets at December 31, 2005 comprised £329 million (2004: £525 million) attributable to the PAC with-profits fund and £214 million (2004: £175 million) attributable to shareholder operations.

        The movements in the deficit on the 'economic basis' between scheme assets and liabilities were:

	2005	2004
	£ million	£ million
Current service cost	(65)	(69)
Contributions	29	30
Other finance income	22	32
Actuarial gains (losses)	171	(43)

Net decrease (increase)	157	(50)

Estimated pension scheme liability attributable to shareholder operations

        Movements on the pension scheme deficits (determined on the 'economic basis'), to the extent attributable to shareholder operations are as follows:

			Actuarial and other gains and losses
2005	At beginning of year	Pension Charge (note i)	Actuarial gains (losses) attributable to shareholders (note ii)	Charge for revised estimate of PSPS deficit allocation (note ii)	Contributions paid by shareholder operations	At end of year
	£ million	£ million	£ million	£ million	£ million	£ million
Gross of tax deficit	(175)	(21)	32	(63)	13	(214)
Related deferred tax	49	6	(9)	19	(4)	61

Net of tax deficit	(126)	(15)	23	(44)	9	(153)

2004
Gross of tax deficit	(163)	(16)	(7)	—	11	(175)
Related deferred tax	45	4	3	—	(3)	49

Net of tax deficit	(118)	(12)	(4)	—	8	(126)

Notes

    (i)    The pension charge comprises:

	2005	2004
	£ million	£ million
Current service cost	(65)	(69)
Finance income (expense):
Interest on pension scheme liabilities	(257)	(245)
Expected return on pension scheme assets	279	277

	22	32

Total charge net of finance income	(43)	(37)
Less: amount attributable to PAC with-profits fund	22	21

Pension charge	(21)	(16)

    (ii)    Actuarial and other gains and losses

	2005	2004
	£ million	£ million
Actual less expected return on pension scheme assets	544	115
Experience gains (losses) on scheme liabilities	1	(17)
Changes in assumptions underlying the present value of scheme liabilities	(374)	(141)

Total actuarial and other gains (losses)	171	(43)
Less: amount attributable to PAC with-profits fund	(139)	36

Actuarial gains (losses) attributable to shareholders	32	(7)
Add: additional loss on change of estimate of allocation of opening deficit between shareholder operations and the PAC with-profits fund	(63)	—

Charge for actuarial and other gains and losses attributable to shareholders included in profit before tax attributable to shareholders	(31)	(7)

        Since shareholder profits in respect of the PAC with-profits funds are a function of the actuarially determined surplus for distribution, the overall income statement result is not directly affected by the level of pension cost or other expenses attributable to the fund.

        Amounts attributed to the PAC with-profits funds for 2005 reflect the current estimate of 70 per cent for the PSPS scheme and 50 per cent for the Scottish Amicable scheme. For 2004, the amounts attributed reflect the then current estimates of 80 per cent and 50 per cent, respectively. The additional pre-tax loss to shareholder operations of £63 million reflects the changed estimate of the life fund share for the PSPS scheme.

        Included within the charge for 2005 of £374 million for changes in assumptions is a credit for past service costs of £115 million for a reduction in the assumed level of discretionary increase for future pensions in payment for PSPS.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2005

Estimated pension scheme deficits attributable to PAC with-profits fund

        Movements on the pension scheme deficits (determined on the 'economic basis' under which PSPS scheme assets include investments in Prudential insurance policies) are as follows:

			Actuarial and other gains and losses
2005	At beginning of year	Service cost less net finance income (note i above)	Actuarial gains (losses) (note ii above)	Credit for revised estimate of PSPS deficit allocation (note ii above)	Contributions paid by PAC with-profits fund	At end of year
	£ million	£ million	£ million	£ million	£ million	£ million
Gross of tax deficit	(525)	(22)	139	63	16	(329)
Related deferred tax	53	2	(14)	(6)	(2)	33

Net of tax deficit	(472)	(20)	125	57	14	(296)

2004
Gross of tax deficit	(487)	(21)	(36)	—	19	(525)
Related deferred tax	49	2	4	—	(2)	53

Net of tax deficit	(438)	(19)	(32)	—	17	(472)

        The charges and credits for service cost, net finance income, and actuarial and other gains and losses are included within the income statement but taken account of in determining the charge in the income statement for the transfer to the liability for unallocated surplus of with-profits funds.

Other pension plans

        The Group operates various defined contribution pension schemes including schemes in JNL, Egg and Asia. As noted earlier, the cost of the Group's contributions to these schemes in 2005 was £23 million (2004: £18 million).

I2: Share-based payments

(a) Relating to Prudential plc shares

        The Group maintains eight main share award and share option plans relating to Prudential plc shares, which are described below.

        The Restricted Share Plan (RSP) is the Group's long-term incentive plan for executive directors and other senior executives designed to provide rewards linked to the returns to shareholders. Each year participants are granted a conditional option to receive a number of shares. There is a deferment period, currently three years, at the end of which the award vests to an extent that depends on the performance of the Group's shares including notional reinvested dividends and on the Group's underlying financial performance. After vesting, the award may then be exercised at zero cost at any time, subject to closed period rules, in the balance of a 10-year period. Shares are purchased in the open market by a trust for the benefit of qualifying employees. Currently, the trust holds at least the maximum number of shares conditionally awarded and not yet forfeited or exercised. The RSP replaced the Executive Share Option Scheme in 1995 and all options under this prior plan had been exercised at December 31, 2005.

        No rights are granted if the Company's total shareholder return (TSR) performance as ranked against the comparator group is below 50th percentile. For performance at 50th percentile, an award of 25 per cent of the maximum award is made. The maximum grant is made only if the TSR ranking of the Company is 20th percentile or above. Between these points, the size of the grant made is calculated on a straight-line sliding scale. This performance measure was chosen when the RSP was introduced as it reflected a combination of market practice, an assessment of Prudential's main competitors and the focus of UK investors at that time. In normal circumstances, directors may take up their right to receive shares at any time during the following seven years.

        The Savings-Related Share Option Scheme is designed to foster share ownership among UK and certain non-UK employees. Permanent employees are eligible for this plan if they have been employed by the Group for the previous six months. At the outset, participants choose an option period (three, five or seven years, or a combination of these periods) and the amount of monthly contributions to be made from their earnings during the option period, which determines the number of options granted. The option price is fixed at the start and is based on a discount of 20 per cent to the market price. Participants may exercise their options within six months of the end of the option period. If options are not exercised, participants are entitled to receive a refund of their cash contributions plus interest.

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

        No options may be granted under the three savings-related schemes described above if such grant would cause the number of shares which have been issued, or which remain issuable pursuant to options granted in the preceding 10 years under the scheme and other share option schemes operated by the Company, or which have been issued under any other share incentive scheme of the Company, to exceed 10 per cent of the Company's issued ordinary share capital at the proposed date of grant.

        The Prudential UK Share Incentive Plan (SIP) is also designed to foster share ownership amongst staff in designated UK businesses. It enables employees to buy shares on a tax efficient basis. For every four partnership shares bought, an additional matching share is granted, purchased in the open market. Participants have voting rights and are entitled to dividend payments which are reinvested in the SIP. Partnership shares may be withdrawn from the scheme at any time while matching shares may only be withdrawn five years after their award date.

        JNL operates a performance-related share award which, subject to the prior approval of the Jackson National Life Remuneration Committee, may grant share awards to eligible employees in the form of a contingent right to receive shares or a conditional allocation of shares. These share awards have vesting periods of four years and are at nil cost to the employee. The employee does not have any beneficial ownership of the shares and, accordingly, does not have any right to dividends or voting rights attaching to the shares. Only issued shares purchased from the open market are used for the performance share award and there is no limit on the value of shares which may be granted to a participant in any year or over the life of the plan, which is usually no longer than 10 years.

        The Annual Incentive Plan is designed so that a portion of any overall award may be made in the form of a deferred share award. A deferred share award is awarded to board members in respect of any overall annual incentive award above 50 per cent of salary, and will represent the element of the bonus above 50 per cent of salary. The award is restricted for three years before it can be released, subject to close periods, to the participant who must not be under a period of notice at the time and must still be in employment of Prudential. The shares are held in the employee share trust and, shares equivalent to dividends otherwise payable will accumulate up to the release date.

        The Share Participation Plan was designed to encourage share ownership amongst senior executives and to provide rewards based upon various performance factors of the Group. Each year, participants were offered the choice of a cash award, a matching share award if cash or shares to the value of the cash award were lodged, or a combination of 50 per cent of each. Share awards vested after five years for executive directors of Prudential plc and three years (formerly five years) for all other eligible employees and were transferred to the participants at no additional cost. Ordinary shares for share awards were purchased in the open market by a trust, which held them during the vesting period for the benefit of qualifying employees. At December 31, 2005, all outstanding shares in this plan have been paid for by employees and are registered in the names of the participants. No new shares have been granted in this scheme since 1999.

        In addition, there are other share awards which include the 1,000 Day Long Term Incentive Plan (LTIP) and other arrangements.

        The 1,000 Day LTIP plan is a UK insurance operations performance-based plan in which the UK Remuneration Committee may, at any time up to October 5, 2005, select employees at its absolute discretion, for participation in the plan. The performance period was 1,000 days and, based on the final performance level being at, or above, the threshold level, the committee shall grant participants 10 per cent of the allocated award in 2005, 20 per cent in 2006 and the remaining 70 per cent in 2007. There are no beneficial interests, or any rights to dividends until such time as the awards are released, at nil cost, to participants.

        The other arrangements relate to various awards that have been made without performance conditions to individual employees, typically in order to secure their appointment or ensure retention.

        Movements in share options outstanding under the Group's share-based compensation plans relating to Prudential plc shares during 2005 and 2004 were as follows:

	2005		2004
Options outstanding (including conditional options)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	(millions)	£	(millions)	£
Beginning of year:	18.4	2.21	18.4	2.76
Granted	3.7	1.83	4.1	1.37
Exercised	(1.1)	2.78	(0.9)	3.19
Forfeited	(1.9)	0.81	(1.9)	3.52
Expired	(1.9)	2.21	(2.6)	3.37
Adjustment in respect of Rights Issue	—	—	1.3	2.93

End of year	17.2	2.23	18.4	2.21

Options immediately exercisable, end of year	0.4	3.30	0.5	3.19

        The weighted average share price of Prudential plc for the year ended December 31, 2005 was £5.01 compared to £4.51 for the year ended December 31, 2004.

        Movements in share awards outstanding under the Group's share-based compensation plans relating to Prudential plc shares at December 31, 2005 and 2004 were as follows:

Awards outstanding	2005 Number of awards	2004 Number of awards
	(millions)	(millions)
Beginning of year:	2.4	1.4
Granted	2.8	1.2
Exercised	(0.1)	(0.1)
Forfeited	(0.1)	(0.2)
Expired	(0.1)	—
Adjustment in respect of Rights Issue	—	0.1

End of year	4.9	2.4

        The following table provides a summary of the range of exercise prices for Prudential plc options (including conditional options) outstanding at December 31, 2005.

	Outstanding			Exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise prices	Number exercisable	Weighted average exercise prices
	(millions)	(years)	£	(millions)	£
Between £0 and £1	4.7	8.3	—	—	—
Between £1 and £2	—	—	—	—	—
Between £2 and £3	8.0	1.3	2.66	—	—
Between £3 and £4	3.5	2.1	3.53	0.4	3.29
Between £4 and £5	0.8	3.0	4.07	—	—
Between £5 and £6	0.2	0.7	5.63	0.0	5.39
Between £6 and £7	0.0	0.4	6.56	0.0	6.66
Between £7 and £8	0.0	1.1	7.15	0.0	7.15

	17.2	3.5	2.23	0.4	3.30

        The following table provides a summary of the range of exercise prices for Prudential plc options (including conditional options) outstanding at December 31, 2004.

	Outstanding			Exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise prices	Number exercisable	Weighted average exercise prices
	(millions)	(years)	£	(millions)	£
Between £0 and £1	5.1	8.4	0.00	0.2	0.00
Between £1 and £2	—	—	—	—	—
Between £2 and £3	8.5	2.3	2.66	0.0	3.00
Between £3 and £4	3.9	2.4	3.41	—	—
Between £4 and £5	0.2	0.0	4.19	0.2	4.19
Between £5 and £6	0.5	1.3	5.51	0.0	5.87
Between £6 and £7	0.1	0.6	6.66	0.1	6.58
Between £7 and £8	0.1	0.9	7.23	0.0	7.68
Between £8 and £9	—	—	—	—	—
Between £9 and £10	0.0	3.7	9.46	0.0	9.46

	18.4	4.0	2.21	0.5	3.19

        The weighted average fair values of Prudential plc options and awards granted during the period are as follows:

2005 Weighted average fair value			2004 Weighted average fair value
RSP	Other options	Awards	RSP	Other options	Awards
£	£	£	£	£	£
2.96	1.82	4.59	3.86	1.57	3.37

        The fair value amounts relating to RSP options and other options above were determined using the Black-Scholes and the Monte Carlo option-pricing models using the following assumptions:

	2005		2004
	RSP	Other options	RSP	Other options
Dividend yield (%)	3.19	3.19	3.82	3.82
Expected volatility (%)	42.93	40.38	47.23	43.74
Risk-free interest rate (%)	4.65	4.41	4.68	4.73
Expected option life (years)	3.00	3.62	3.00	3.78
Weighted average exercise price (£)	—	3.97	—	3.62

Weighted average share price (£)	5.01	5.12	4.53	4.48

        Under IFRS, compensation costs for all share-based compensation plans are determined using the Black-Scholes model and the Monte Carlo model. Share options and awards are valued using the share price at the date of grant. The compensation costs for all awards and options are recognized in net income over the plans' respective vesting periods. The Group uses the Black-Scholes model to value all options other than the RSP. For the RSP (nil cost option), the Group uses a Monte Carlo model in order to allow for the impact of the TSR performance conditions. These models are used to calculate fair values for share options and awards at the grant date based on the quoted market price of the stock at the measurement date, the amount, if any, that the employees are required to pay, the dividend yield, expected volatility, risk-free interest rates and exercise prices.

        The expected volatility is measured at the standard deviation of expected share price returns based on statistical analysis of daily share prices over a period up to the grant date equal to the expected life of options. Risk-free interest rates are UK gilt rates with projections for three, five and seven year terms to match corresponding vesting periods. Dividend yield is determined as the average yield over the year of grant and expected dividends are not incorporated into the measurement of fair value. Additionally, for the RSP, volatility and correlation of the comparator group with the Group are required. These assumptions are based on the TSR of the comparators over a period up to the grant date equal to the performance period. For grants in 2005, an average comparator volatility of 31 per cent and an average correlation of comparators of 33 per cent were used.

        When options are granted or awards made to employees, an estimate is made of what percentage is more than likely to vest, be forfeited, lapse or cancelled based on historical information. Based on these estimates, compensation expense to be accrued at that date is calculated and amortized over the vesting period. For early exercises of options or release of awards due to redundancy, death or resignation, the compensation expense is immediately recognized and for forfeitures due to employees leaving the Group, any previously recognized expense is reversed. However, if an employee loses their award because of the Group's failure to meet the performance criteria, previously recognized expense is not reversed.

        During the year, the Group granted share options to certain non-employee independent financial advisors. Those options were measured using the Black-Scholes option pricing model with assumptions consistent with those of other share options. These transactions were measured using an option model because the Group does not receive a separate and measurable benefit from those non-employees in exchange for the options granted. As such, the fair value of the options themselves is more readily determinable than the services received in return.

(b) Relating to Egg plc shares

        In 2005 and 2004, the Group maintained three main share award and share option plans relating to Egg plc shares, which are described below. As a result of the offer by Prudential to acquire the minority shareholding in Egg (note I8), executive share options are exercisable for six months from December 19, 2005, although this period may be shortened should Prudential become entitled to make a compulsory acquisition of the remaining Egg shares. Also as a result of the offer, awards under the RSP were assessed against the performance conditions. None of the awards met the performance conditions and they have therefore lapsed in February 2006 following consideration of the performance measurement results by the Remuneration Committee.

        Egg made awards of shares at no cost to eligible employees selected by the Remuneration Committee under the plan. All Egg's directors and employees, including employees of its subsidiaries, were eligible to participate, subject to the discretion of the Remuneration Committee. It was, however, intended that participation would, in practice, be restricted to selected individuals in key positions. Employees within two years of their anticipated retirement date were not eligible to participate, except in circumstances which the Remuneration Committee considered to be exceptional.

        Egg established a discretionary employee benefit trust, the Egg Employee Trust, by a trust deed dated April 26, 2000 between Egg and Mourant & Co. Trustees Limited. At December 31, 2005, the trust held 3.4 million ordinary shares (2004: 3.4 million), with a market value of £4.2 million (2004: £3.4 million) which are intended to be used principally for delivery of shares under the employee incentive plans and a nominal value of £1.7 million (2004: £1.7 million). All of the remaining 3.4 million shares held by the trust were purchased on the open market at a cost of £4.5 million.

        Egg made the vesting of awards subject to the satisfaction of performance conditions from January 2004 onwards. Previously the awards have been conditional on service completed. The arrangements for the distribution to employees of shares held in trust and for entitlement to dividend depend on the particulars of each award. Shares held in trust are conditionally gifted to employees. The costs of share awards are charged to the income statement evenly over the period of service for which awards are made for schemes granted after November 7, 2002.

        Egg also operated a sharesave scheme, which was an Inland Revenue approved all-employee Save as You Earn scheme. Under this scheme, employees entered into either three or five year contracts, at the end of which time they will be entitled to exercise their options and purchase shares at an exercise price fixed at a 20 per cent discount to the share price at the date of grant. Employees have six months after the contract matures in which to exercise the options. These options will continue in force until their normal maturity dates.

        Prior to the implementation of the RSP schemes, Egg granted options to employees under Inland Revenue approved and unapproved share option schemes.

        Analysis of the movements in the number of shares and weighted average exercise price (with the exception of the Egg RSP where the exercise price is £nil) of options are set out below:

        Egg RSP awards made prior to November 7, 2002.

	Number (millions)
	2005	2004
Outstanding at beginning of year	0.8	3.9
Forfeited	(0.7)	(0.1)
Exercised	(0.1)	(3.0)

Outstanding and exercisable at the end of year	0.0	0.8

        Egg RSP awards made after November 7, 2002.

	Number (millions)
	2005	2004
Outstanding at beginning of year	6.2	3.7
Granted	1.7	3.1
Forfeited	(1.5)	—
Exercised	(0.3)	—
Expired	—	(0.6)

Outstanding and exercisable at the end of year	6.1	6.2

        Egg sharesave scheme awards made prior to November 7, 2002.

	3 Year Employee Sharesave Scheme				5 Year Employee Sharesave Scheme
	Number (millions)		Weighted average exercise price £		Number (millions)		Weighted average exercise price £
	2005	2004	2005	2004	2005	2004	2005	2004
Outstanding at beginning of year	0.7	1.5	1.16	1.19	0.4	0.7	1.20	1.19
Forfeited	(0.2)	(0.7)	1.20	1.22	(0.1)	(0.3)	1.19	1.18
Exercised	(0.0)	(0.1)	1.15	1.21	—	(0.0)	—	1.23

Outstanding and exercisable at the end of year	0.5	0.7	1.15	1.16	0.3	0.4	1.20	1.20

        Egg sharesave scheme awards made after November 7, 2002.

	3 Year Employee Sharesave Scheme				5 Year Employee Sharesave Scheme
	Number (millions)		Weighted average exercise price £		Number (millions)		Weighted average exercise price £
	2005	2004	2005	2004	2005	2004	2005	2004
Outstanding at beginning of year	3.0	0.8	0.85	1.17	1.0	0.2	0.84	1.17
Granted	0.9	2.6	0.86	0.80	0.1	0.9	0.86	0.80
Forfeited	(0.7)	(0.4)	0.87	1.10	(0.2)	(0.1)	0.88	1.11
Exercised	(0.0)	(0.0)	0.80	1.17	—	—	—	—

Outstanding and exercisable at the end of year	3.2	3.0	0.86	0.85	0.9	1.0	0.83	0.84

        Egg share option scheme awards made prior to November 7, 2002.

	Number (millions)		Weighted average exercise price £
	2005	2004	2005	2004
Outstanding at beginning of year	11.5	16.7	1.42	1.42
Forfeited	(2.2)	(1.4)	1.43	1.46
Exercised	—	(3.8)	—	1.40

Outstanding and exercisable at the end of year	9.3	11.5	1.42	1.42

        The weighted average share price of Egg plc during the year ended December 31, 2005 was 106 pence compared to 134 pence for the year ended December 31, 2004.

        The exercise prices and the weighted average remaining contractual life of the number of options outstanding at the year end are as follows:

	2005			2004
	Exercise price £	Number of options (millions)	Weighted average remaining contractual life (years)	Exercise price £	Number of options (millions)	Weighted average remaining contractual life (years)
Restricted share plan
Pre 2003 grant	—	—	—	—	0.8	0.3
2003 grant	—	2.8	0.2	—	3.1	1.2
2004 grant	—	2.0	1.6	—	3.1	2.5
2005 grant	—	1.2	2.2	—	—	—

3 Year Sharesave Scheme
2001 grant	1.30	—	—	1.30	0.1	—
2002 grant	1.15	0.4	—	1.15	0.6	0.9
2003 grant	1.17	0.3	0.9	1.17	0.5	1.9
2004 grant	0.80	1.9	1.9	0.80	2.5	2.9
2005 grant	0.86	0.9	2.9	—	—	—
5 Year Sharesave Scheme
2001 grant	1.30	0.1	0.9	1.30	0.1	1.9
2002 grant	1.15	0.2	1.9	1.15	0.2	2.9
2003 grant	1.17	0.1	2.9	1.17	0.1	3.9
2004 grant	0.80	0.7	3.9	0.80	0.9	4.9
2005 grant	0.86	0.2	4.9	—	—	—
Share option schemes
Pre 2003 grant	1.42	9.3	—	1.42	11.5	0.4

        The fair value of the Egg RSP scheme at the date of grant was calculated using a Present Economic Value (binomial) model. The fair values of the sharesave schemes at the date of grant were determined using a Black-Scholes model.

        The significant assumptions and inputs used to estimate the fair value of the options granted in 2005 are as follows:

	2005			2004
	RSP	3 Year Sharesave	5 Year Sharesave	RSP	3 Year Sharesave	5 Year Sharesave
Share price (£)	1.09	1.03	1.03	1.01	0.94	0.94
Exercise price (£)	—	0.86	0.86	—	0.80	0.80
Risk-free interest rate (%) (note i)	—	4.14	4.15	—	4.70	4.76
Expected life (years)	3	3	5	3	3	5
Expected volatility (%) (note ii)	40	40	40	40	40	40
Dividend yield (%)	—	—	—	—	—	—
Share price volatility of comparator group (%) (note iii)	20	—	—	20	—	—
Fair value of option (£)	1.91	0.41	0.50	1.90	0.37	0.45

Notes

(i)
The risk-free interest rate reflects yields available on government bonds of similar terms at the date of grant.

(ii)
The expected volatility input is estimated based on Egg's own historical volatility and the historical volatility of businesses in the banking sector.

(iii)
Analysis of the share price volatility of the FTSE 100 has been used as a reasonable proxy for the share price volatility of the comparator group of the RSP, this comparator group being the constituents of the FTSE 350 index.

(c) Total share-based payment expense

        Total expense recognized in the year in the consolidated financial statements related to share-based compensation is as follows:

	2005	2004
	£ million	£ million
Share-based compensation expense	19	13
Amount accounted for as equity-settled	15	10
Carrying value at December 31 of liabilities arising from share-based payment transactions	10	3
Intrinsic value of above liabilities for which rights had vested at December 31	1	—

I3: Key management remuneration

        Key management constitutes the directors of Prudential plc as they have authority and responsibility for planning, directing and controlling the activities of the Group.

        Total key management remuneration amounts to £13,688,000 (2004: £11,274,000). This comprises salaries and short-term benefits of £8,087,000 (2004: £7,639,000), post-employment benefits of £1,032,000 (2004: £1,058,000), termination benefits of £1,600,000 (2004: £nil) and share-based payments of £2,969,000 (2004: £2,577,000).

        Post-employment benefits comprise the change in the transfer value of the accrued benefit relating to directors' defined benefit pension schemes in the year and the total contributions made to directors' other pension arrangements.

        The share-based payments charge is the sum of £1,842,000 (2004: £1,815,000), which is determined in accordance with IFRS 2, 'Share-Based Payments' (see note I2) and £1,127,000 (2004: £762,000) of deferred share awards.

        Total key management remuneration includes total directors' emoluments of £9,214,000 and additional amounts in respect of pensions, share-based payments and termination benefits.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2005

I4: Fees payable to auditors

	2005	2004
	£ million	£ million
Audit services:
Statutory audit fees	4.2	4.0
Interim financial statements	0.7	0.4
US GAAP reporting	0.8	0.8
Regulatory reporting	0.7	0.5
EEV and achieved profits basis audit	0.4	0.1

Total audit services	6.8	5.8

Further assurance services associated with:
Implementation of Sarbanes-Oxley requirements	2.2	1.8
Implementation of accounting and regulatory requirements	1.4	0.4
Prospectuses for equity and debt issues	0.6	0.5
Comfort and attestation letters	0.6	0.2
Tax compliance	0.5	0.2

	5.3	3.1

Other services:
Acquisitions and disposals due diligence	0.0	0.5
Other services	0.3	0.5

Total	12.4	9.9

        Fees, excluding statutory audit fees, payable to KPMG Audit Plc and its associates include £6.7 million (2004: £4.6 million) for work performed in the UK. Audit fees include fees paid to KPMG where they are the auditors of PPM Capital consolidated entities.

        The Audit Committee regularly monitors the non-audit services provided to the Group by its auditors and has developed a formal Auditor Independence Policy which sets out the types of services that the auditors may provide, consistent with the guidance in Sir Robert Smith's report 'Audit Committees—Combined Code Guidance' and with the provisions of the US Sarbanes-Oxley Act. The Audit Committee annually reviews the auditors' objectivity and independence.

I5: Related party transactions

        Transactions between the Company and its subsidiaries are eliminated on consolidation.

        In addition, the Company has transactions and outstanding balances with certain unit trusts, OEICs, collateralized debt obligations and similar entities, which are not consolidated and where a Group company acts as manager. These entities are regarded as related parties for the purposes of IAS 24. The balances are included in the Group's balance sheet at fair value or amortized cost in accordance with their IAS 39 classifications. The transactions are included in the income statement and include amounts paid on issue of shares or units, amounts received on cancellation of shares or units and paid in respect of the periodic charge and administration fee. Further details of the aggregate assets, liabilities, revenues, profits or losses and reporting dates of entities considered to be associates under IFRS are disclosed in note H8.

        Various executive officers and directors of Prudential may from time to time purchase insurance, investment management or annuity products, or be granted mortgages or credit card facilities marketed by Prudential group companies in the ordinary course of business on substantially the same terms, including interest rates and security requirements, as those prevailing at the time for comparable transactions with other persons.

        Apart from the transactions with directors referred to below, no director had an interest in shares, transactions or arrangements that requires disclosure, other than those given in the remuneration report. Key management remuneration is disclosed in note I3.

        In 2005 (2004), three (four) directors had mortgages and other borrowings with Egg plc of £125,000 (2004: £171,000). One director had a life policy with a sum assured of £4.0 million (2004: £3.5 million). In 2005 and 2004, other transactions with directors were de-minimis both by virtue of their size and in the context of the directors' financial positions. As indicated above, all of the above noted transactions are on terms equivalent to those that prevail in arm's length transactions.

I6: Subsidiary undertakings

(i) Principal subsidiaries

        The principal subsidiary undertakings of the Company at December 31, 2005, all wholly owned except Egg Banking plc and PCA Life Assurance Company Limited were:

	Main Activity	Country of Incorporation
The Prudential Assurance Company Limited	Insurance	England and Wales
Prudential Annuities Limited*	Insurance	England and Wales
Prudential Retirement Income Limited (PRIL)*	Insurance	Scotland
M&G Investment Management Limited*	Investment management	England and Wales
Egg Banking plc*	Banking	England and Wales
Jackson National Life Insurance Company*	Insurance	US
Prudential Assurance Company Singapore (Pte) Limited*	Insurance	Singapore
PCA Life Assurance Company Limited*	Insurance	Taiwan

*
Owned by a subsidiary undertaking of the Company.

        Each subsidiary has one class of ordinary shares and operates mainly in its country of incorporation, except for PRIL which operates mainly in England and Wales. In February 2005, the proportion of ordinary shares of PCA Life Assurance Company Limited owned by the Company was increased from 97 per cent to 99 per cent.

        Egg Banking plc is a subsidiary of Egg plc. At December 31, 2005, the ordinary shares of Egg plc were listed and there was only one class of shares which were 78 per cent owned by the Company, 1 per cent owned by other companies within the Prudential Group and 21 per cent owned by shareholders external to the Prudential Group. In December 2005, the Company announced its intention to acquire the whole of the issued and to be issued shares of Egg not already owned by the Prudential Group as set out in note I8.

(ii) Dividend restrictions and minimum capital requirements

        Certain Group subsidiaries are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to the parent company. UK insurance companies are required to maintain solvency margins which must be supported by capital reserves and other resources, including unrealized gains on investments. JNL can pay dividends on its capital stock only out of earned surplus unless prior regulatory approval is obtained. Furthermore, without the prior regulatory approval, dividends cannot be distributed if all dividends made within the preceding 12 months exceed the greater of JNL's statutory net gain from operations or 10 per cent of JNL statutory surplus for the prior year. As JNL paid dividends in 2005, in order to fund the purchase of the Life Insurance Company of Georgia (see section (iii) below), at December 31, 2005, the maximum amount of dividends that could be paid by JNL without prior regulatory approval was nil (2004: US$221 million (£115 million)). The Group's Asian subsidiaries, mainly the Singapore and Malaysia businesses, may remit dividends to the Group, in general, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations.

        PAC and JNL are the two principal insurance subsidiaries of the Group, which together comprise approximately 77 per cent (2004: 77 per cent) of total Group assets. At December 31, 2005, the PAC long-term fund's excess of assets over its required minimum solvency margin (as per line 42 of Form 2 of the PAC FSA regulatory returns) was estimated to be £11,783 million (2004: £4,665 million) and the statutory capital and surplus of JNL was US$3,434 million (£2,000 million) (2004: US$3,141 million (£1,636 million)). The Group capital position statement for life assurance businesses is set out in note D5.

(iii) Acquisition of subsidiaries

A. Acquisition of subsidiaries in 2005

        On May 18, 2005, the Group purchased, in exchange for £142 million in cash, 100 per cent of the share capital of Life Insurance Company of Georgia, a life insurance company domiciled in the US, from ING Groep N.V. (ING). The results of Life Insurance Company of Georgia's operations have been included in the consolidated financial statements commencing May 18, 2005, and contributed £4 million to the consolidated net profit. The preliminary purchase price is subject to post-closing adjustments and has been allocated to the assets acquired and liabilities assumed using management's best estimate of fair value as of the acquisition date. JNL is in negotiations with ING over certain post-closing purchase price adjustments. During 2006, any unresolved differences will be submitted to an arbitrator for resolution. If the final purchase price is reduced as a result of the arbitrator's review, the opening balance sheet will be reassessed accordingly, with any excess adjustment over the amounts presented in the balance sheet recognized as a gain.

        The carrying value immediately prior to acquisition of the assets and liabilities of Life Insurance Company of Georgia was as follows:

2005
£ million
Assets
Financial investments	920
Reinsurer's share of policyholder liability provision	12
Tax recoverable	4
Other assets	6
Cash and cash equivalents	47

Total assets	989

Equity and liabilities
Equity	141
Liabilities
Insurance contract liabilities	837
Other non-insurance liabilities	11

Total liabilities	848

Total equity and liabilities	989

        A fair value adjustment of £1 million was made, representing the value of in-force business on acquisition. As indicated above, this amount may be adjusted depending upon the outcome of arbitration proceedings. There is currently no goodwill recorded on acquisition.

        Group revenue and consolidated net profit for the year ended December 31, 2005 are shown on a pro forma basis below as if the Life Insurance Company of Georgia acquisition took place on January 1, 2005. These pro forma amounts have been derived by adding pre-acquisition revenue and other components of net profit to these items included in the Group's consolidated income statement.

Pro forma 2005
£ million
Earned premiums, net of reinsurance	15,050
Investment and other income	26,119

Total revenue	41,169

Profit after tax for the year	768

        In addition to the acquisition of Life Insurance Company of Georgia, the PAC with-profits fund acquired a number of venture capital holdings through PPM Capital in which the Group is deemed to have a controlling interest, in aggregate with, if applicable, other holdings held by, for example, the PSPS. There were three such acquisitions during 2005:

  •
  Acquired 40 per cent of the voting equity interests of Aperio Group Pty Ltd (AeP), a flexible packaging manufacturing company, in May 2005;

  •
  acquired 75 per cent of the voting equity interests of Jost Luxembourg S.a.r.l. (JOST), a manufacturer of components of the truck and trailer industry, in August 2005; and

  •
  acquired 75 per cent of the voting equity interests of BST Safety Textiles Luxembourg S.a.r.l. (BST), an airbag production company, in August 2005.

        These acquisitions are considered individually immaterial and therefore all 2005 information relating to ventures acquisitions has been presented in aggregate throughout the note. Due to the nature of venture investments, it is not practicable to provide certain information for acquisitions occurring in 2005 and 2004, including the pro forma Group revenue and consolidated net profit information as if the acquisitions had occurred at the beginning of the year, and the carrying amounts, in accordance with IFRS, of each class of the acquirees assets, liabilities, and contingent liabilities immediately before acquisition.

        The results of the aggregated ventures acquisitions in 2005 have been included in the consolidated financial statements of the Group commencing on the respective dates of acquisition and contributed £0.1 million to earnings within the income statement, which is also reflected as part of the change in unallocated surplus of the with-profits fund.

        The table below identifies the net assets acquired and reconciles this amount to the consideration paid for the aggregated ventures acquisitions in 2005:

Fair value on acquisition
£ million
Cash and cash equivalents	29
Other current assets	144
Property, plant and equipment	82
Other non-current assets	5
Less liabilities, including current liabilities and borrowings	(408)

(148)
Less minority interests	1

Net assets acquired	(149)
Goodwill	151

Cash consideration	2

        Aggregate goodwill of £151 million has been recognized for the excess of the cost over the Group's interest in the net fair value of the entities' assets, liabilities, and contingent liabilities acquired in 2005.

        There are no intangible assets that were not recognized separately from goodwill for these companies because the fair value of the intangible asset could not be reliably measured.

B. Acquisition of subsidiaries in 2004

        Acquisitions in 2004 relate to the PAC with-profits fund venture capital holdings. There were five such acquisitions during 2004:

  •
  Acquired 39 per cent of the voting equity interests of Pharmacia Diagnostics (Pharmacia), a Swedish healthcare company, in April 2004;

  •
  acquired 45 per cent of the voting equity interests of TMF Group (TMF), a Dutch business administration company, in September 2004;

  •
  acquired 75 per cent of the voting equity interests of Muller & Weygandt GmbH (M&W), a German healthcare company, in October 2004;

  •
  acquired 73 per cent of the voting equity interests of Sterigenics International, Inc. (Sterigenic), a US based healthcare company, in June 2004; and

  •
  acquired 100 per cent of the voting equity interests of Edotech (Edotech), a UK business services company, in March 2004.

        These acquisitions are considered individually immaterial and therefore all 2004 information has been presented in aggregate throughout the note. As noted above, it is not practicable to provide certain information due to the nature of venture investments and hence these disclosures are not included in this note.

        The results of the aggregated acquisitions in 2004 have been included in the consolidated financial statements of the Group commencing on the respective dates of acquisition and contributed £16 million to earnings within the income statement which is also reflected as part of the change in the liability for unallocated surplus i.e. profit before tax attributable to shareholders is not affected. This aggregate amount of £16 million does not include earnings from Edotech for the period since the date of acquisition. Disclosure of this amount is impracticable as Edotech is an acquisition by a consolidated PPM Capital venture subsidiary.

        The table below identifies the net assets acquired and reconciles this amount to the consideration paid for the aggregated acquisitions in 2004:

Fair value on acquisition
£ million
Cash and cash equivalents	44
Other current assets	205
Property, plant and equipment	212
Other non-current assets	43
Less liabilities, including current liabilities and borrowings	(905)

(401)
Less minority interests	0

Net assets acquired	(401)
Goodwill	537

Cash consideration	136

        Aggregate goodwill of £537 million has been recognized for the excess of the cost over the Group's interest in the net fair value of the entities' assets, liabilities, and contingent liabilities acquired in 2004.

        There are no intangible assets that were not recognized separately from goodwill for these companies because the fair value of the intangible asset could not be reliably measured.

(iv) Disposals of subsidiaries

A. Disposals of subsidiaries in 2005

        In 2005, the Astron Group Ltd, Barracuda Group Ltd, Saint Clair Luxembourg S.a.r.l., RAL Holdings Ltd, Roventa-Henex Holdings SA and Global Brands Co. Inc., all venture subsidiaries of the PAC with-profits fund, were disposed of for cash consideration of £284 million. Goodwill of £312 million and cash and cash equivalents of £32 million were disposed of. Note that, in addition, two venture subsidiaries were classified as held for sale at December 31, 2005 (see note H9).

B. Disposals of subsidiaries in 2004

        The Group disposed of its interest in Jackson Federal Bank on October 27, 2004 to Union Bank of California (see note F6).

        The net assets of Jackson Federal Bank at the date of disposal and at December 31, 2003 were as follows:

	At date of disposal	31 Dec 2003
	£ million	£ million
Intangible assets	38	38
Financial investments:
Debt securities	45	270
Equity securities and portfolio holdings in unit trusts	13	13
Loans and receivables	683	659
Other investments	—	3

	741	945
Accrued investment income	10	9
Cash and cash equivalents	21	14
Total liabilities (predominantly customer accounts)	(682)	(894)

Net identifiable assets and liabilities	128	112

Gain on disposal, before tax	38

Total consideration, satisfied by cash	166

Net cash inflow arising on disposal
Cash consideration	166
Cash and cash equivalents disposed of	(21)

	145

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2005

        In addition, Oxoid a venture subsidiary of the PAC with-profits fund was disposed of on March 1, 2004 for cash consideration of £73 million. Goodwill of £62 million was the primary asset that was disposed of. Cash and cash equivalents disposed of were insignificant.

I7: Commitments

(i) Operating leases

        The Group leases various offices to conduct its business. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

	2005	2004
	£ million	£ million
Future minimum lease payments for non-cancellable operating leases are due for the following periods:
Not later than 1 year	61	58
Later than 1 year and not later than 5 years	186	167
Later than 5 years	204	201

        The total minimum future sublease rentals to be received on non-cancelable operating leases for land and buildings for the year ended December 31, 2005 was £2 million (2004: £2 million).

        Minimum lease rental payments for the year ended December 31, 2005 of £55 million (2004: £50 million) are included in the consolidated income statement.

(ii) Capital commitments

        The Group has provided, from time to time, certain guarantees and commitments to third parties including funding the purchase or development of land and buildings and other related matters. At December 31, 2005, the aggregate amount of contractual obligations to purchase and develop investment properties amounted to £199 million (2004: £42 million). The vast majority of these commitments have been made by the PAC with-profits fund.

I8: Post-balance sheet events

        In December 2005, the Company announced its intention to acquire the minority interests in Egg representing approximately 21.7 per cent of the existing issued share capital of Egg. Under the terms of the offer, Egg shareholders would receive 0.2237 new ordinary shares in the Company for each Egg share. In January 2006, the Company announced that it had received acceptances in respect of 80.3 per cent of the shares that it did not already own and that it would extend the offer until further notice. Full acceptance of the offer would result in the issue of 41 million new ordinary shares in the Company representing 1.7 per cent of its issued ordinary share capital as enlarged by this acquisition. On February 20, 2006, Egg's shares were delisted from the official list. The transfer of the balance of the outstanding shares was completed on May 16, 2006.

        On June 23, 2006, Standard & Poor's announced that it had lowered its counterparty credit ratings on Prudential's long-term senior debt from AA- (negative outlook) to A+ (stable outlook). At the same time Standard & Poor's revised its outlook on Jackson National Life from AA (negative outlook) to AA (stable outlook).

I9: Foreign exchange translation

        Foreign currency profit and losses have been translated at average exchange rates for the year. Foreign currency assets and liabilities have been translated at year end rates of exchange.

        The principal exchange rates applied are:

Local currency: £	Closing rate at 31 Dec 2005	Average for 2005	Closing rate at 31 Dec 2004	Average for 2004	Opening rate at 1 Jan 2004
Hong Kong	13.31	14.15	14.92	14.27	13.90
Japan	202.63	200.13	196.73	198.08	191.85
Malaysia	6.49	6.89	7.30	6.96	6.80
Singapore	2.85	3.03	3.13	3.10	3.04
Taiwan	56.38	58.47	60.84	61.10	60.78
US	1.72	1.82	1.92	1.83	1.79

I10: Cash flows

        Structural borrowings of shareholder-financed operations comprise core debt of the parent company and related finance subsidiaries, JNL surplus notes and Egg debenture loans. Core debt excludes borrowings to support short-term fixed income securities reinvestment programs and non-recourse borrowings of investment subsidiaries of shareholder-financed operations. Cash flows in respect of these borrowings are included within operating cash flows.

        Structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of SAIF. Cash flows on other borrowings of with-profits funds, which principally relate to venture investment subsidiaries, are categorized as operating.

        Cash flows relating to discontinued operations, as detailed in note F6, are outflows of £5 million and inflows of £174 million for 2005 and 2004 respectively. All of these relate to cash flows from operating activities.

J:    Summary of Material Differences between IFRS and US Generally Accepted Accounting Principles

        The Group's consolidated financial statements are prepared in accordance with EU-endorsed IFRS. Were the Group to apply IFRS as published by the IASB, as opposed to EU-endorsed IFRS, no additional adjustments would be required. These accounting practices differ in certain material respects from generally accepted accounting principles in the US (US GAAP). Information related to the nature and effect of such differences is set forth in the following tables and narrative descriptions thereafter. The reconciliation tables present an analysis of the material differences affecting both the with-profits funds and other operations. See Note K for presentation of condensed consolidated US GAAP financial statements.

Reconciliation to US GAAP

        The approximate effects on consolidated profit and loss of the differences between IFRS and US GAAP, including a breakdown of the US GAAP adjustments between with-profits funds and other operations, are as follows:

	2005			2004
	With- Profits Funds	Other Operations	Total	With- Profits Funds	Other Operations	Total
	(In £ Millions)
Consolidated profit for the year in accordance with IFRS attributable to equity holders of the Company			748			517

US GAAP adjustments:
Business acquisitions and investments in associates:
Investment results	9	(37)	(28)	23	—	23
Cumulative effect of changes in accounting principles (gross of tax) see page F-202	—	—	—	(14)	—	(14)
Restructuring charges	(2)	(18)	(20)	(3)	11	8
Investments:
Real estate:
Investment results	(537)	(224)	(761)	(839)	(203)	(1,042)
Cumulative effect of changes in accounting principles (gross of tax) see page F-204	—	—	—	—	(638)	(638)
Securities	(690)	(496)	(1,186)	(283)	(78)	(361)
Mortgage and other loans	—	(10)	(10)	(2)	(4)	(6)
Derivative instruments	—	(61)	(61)	(8)	149	141
Long-term business:
Revenue and expense recognition	82	(265)	(183)	(2)	(433)	(435)
Deferred acquisition costs	(204)	220	16	(12)	104	92
Policy liabilities	7,005	295	7,300	1,104	160	1,264
Cumulative effect of changes in accounting principles (gross of tax) see page F-210	—	—	—	(9)	—	(9)
Reversal of transfer to unallocated surplus	1,794	—	1,794	3,509	—	3,509
Provision for policyholders' share of earnings and losses on with-profits business in excess of cost of policyholder bonuses declared	(6,277)	—	(6,277)	(2,979)	—	(2,979)
Profit on disposals	—	—	—	—	(5)	(5)
Pension plans	(338)	103	(235)	(39)	(6)	(45)
Stock-based compensation	(1)	4	3	1	5	6
Deferred tax effect:
Cumulative effect of changes in accounting principles	—	—	—	—	117	117
Other adjustments above	(144)	236	92	(115)	63	(52)

Total US GAAP adjustments	697	(253)	444	332	(758)	(426)

Consolidated net income in accordance with US GAAP			1,192			91

        The approximate effects on consolidated shareholders' equity of the differences between IFRS and US GAAP, including a breakdown of the US GAAP adjustments between with-profits funds and other operations as of December 31 are as follows:

	2005			2004
	With- Profits Funds	Other Operations	Total	With- Profits Funds	Other Operations	Total
	(In £ Millions)
Consolidated shareholders' equity in accordance with IFRS			5,194			4,489

US GAAP adjustments:
Business acquisitions and investments in associates	189	416	605	197	466	663
Restructuring charges	—	—	—	2	18	20
Investments:
Real estate	(5,841)	(1,068)	(6,909)	(5,304)	(845)	(6,149)
Securities	—	—	—	—	1,025	1,025
Mortgage and other loans	—	(3)	(3)	(49)	6	(43)
Derivative instruments	—	(6)	(6)	(16)	(235)	(251)
Long-term business:
Revenue and expense recognition	(1,189)	(1,472)	(2,661)	(1,142)	(1,191)	(2,333)
Deferred acquisition costs	2,049	846	2,895	1,424	201	1,625
Policy liabilities	18,262	683	18,945	4,586	464	5,050
Reversal of unallocated surplus of with-profits funds	8,344	—	8,344	14,313	—	14,313
Undistributed policyholder allocations	(19,226)	—	(19,226)	(12,457)	—	(12,457)
Pension plans	943	646	1,589	1,212	512	1,724
Recognition of pension scheme minimum liability	(762)	(386)	(1,148)	(1,109)	(320)	(1,429)
Stock-based compensation and treasury stock	—	(6)	(6)	1	(18)	(17)
Deferred tax effect of the above adjustments	(633)	213	(420)	(274)	(29)	(303)

Total US GAAP adjustments	2,136	(137)	1,999	1,384	54	1,438

Consolidated shareholders' equity in accordance with US GAAP			7,193			5,927

        The following descriptions of differences between IFRS and US GAAP include tables summarizing the effects on the condensed consolidated US GAAP balance sheets and income statement lines of the US GAAP adjustments for each reconciling item. For adjustments in respect of with-profits funds, the net effect of a particular US GAAP adjustment on US GAAP consolidated net income or shareholders' equity would be the amounts shown in the table, net of related policyholders' share of the adjustment. The policyholders' share is included in the adjustment for undistributed policyholder allocations.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2005

Business Acquisitions and Investments in Associates

        Business acquisitions are accounted for using the purchase method under both IFRS and US GAAP. Under IFRS, goodwill arising on acquisitions of subsidiaries and businesses is capitalized and carried as an intangible asset at initial value less any accumulated impairment losses. Goodwill impairment testing is conducted annually and when there is an indication of impairment.

        As permitted by IFRS, the Group has elected not to apply retrospectively the provisions of IFRS 3, 'Business Combinations' to business combinations that occurred prior to January 1, 2004. At the date of transition therefore, no adjustment was made between UK GAAP and IFRS shareholders' equity for any historical business combination. Consistent with this approach, goodwill recognized in the opening balance sheet at January 1, 2004 for acquired businesses that have previously been consolidated is the same as previously shown under UK GAAP. Goodwill on newly consolidated entities, for example on venture fund investments, is determined by reference to net assets at transition date. The Group has chosen to express its goodwill at transition in pounds sterling rather than in functional currency, as permitted by IFRS 1.

        Under US GAAP, similar to IFRS, goodwill and other indefinite lived intangible assets are not amortized and are subjected to an impairment test at least annually. During 2005, the Group made an impairment charge on the goodwill of the Japanese life business reducing the goodwill to nil at December 31, 2005. As prescribed by IFRS 1, the goodwill balance under IFRS at January 1, 2004 for previously consolidated entities at that date reflects the carrying value under UK GAAP where goodwill was recorded as an asset and amortized on a straight-line basis over its estimated useful life. As a result of this treatment, the impairment charge on the Japanese life business under US GAAP of £134 million was £14 million higher than its IFRS equivalent. No impairment charges were made in 2004.

        Under IFRS, interests in associates are recorded at the Group's share of the associate's net assets. The carrying value of investments in associates is adjusted each year for the Group's share of the entities' profit or loss.

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

        Under IFRS, the Group's investments in joint ventures are recognized using proportional consolidation whereby the Group's share of an entity's individual balances are combined line-by-line with similar items into Group's financial statements. Under US GAAP, investments in joint ventures are recorded using the equity method of accounting. In addition, under both GAAPs, investments in unquoted securities other than joint ventures where the Group does not exercise significant influence are carried at fair value (as described in Note A3); changes in fair value for US GAAP purposes, however, are reported in other comprehensive income, net of applicable income taxes, rather than in the income statement.

        Under IFRS, life fund venture capital holdings are either consolidated or carried at fair value, consistent with their portfolio investment nature. Under US GAAP, venture capital holdings are either consolidated, or accounted for under the equity method, dependent upon whether the Group is deemed to have a controlling interest.

        Under US GAAP, following the adoption of FIN 46-R on January 1, 2004, the Group consolidates a number of collateralized debt obligations (CDOs) and authorized investment funds where it is the primary beneficiary of these CDOs and funds. Prior to January 1, 2004, these CDOs and funds were carried at fair value. Under IFRS, the Group consolidates some special purpose entities (SPEs) such as CDOs and authorized investment funds where the Group is deemed to control them.

        The US GAAP adjustments for business acquisitions and investments in associates had the following effects on the condensed consolidated US GAAP financial statements:

	2005	2004
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Investment results	(7)	(28)
Other income	—	81
Underwriting, acquisition and other operating expenses	3	5
Other charges (amortization expense)	(24)	(35)

	(28)	23
Change in accounting principle	—	(14)

Total US GAAP adjustments	(28)	9

Condensed consolidated US GAAP balance sheets:
Fixed maturities	(560)	(469)
Equity securities	(203)	(143)
Other investments	2	(119)
Intangible assets	610	628
Other assets	(44)	(423)
Debt	746	945
Other liabilities	54	244

Total US GAAP adjustments	605	663

        The change in accounting principle of £14 million (gross of tax) in 2004 was as a result of the adoption of FIN 46-R, 'Consolidation of Variable Interest Entities' by the Group in that year. For further details on the adoption of FIN 46-R, please see 'Recently Adopted Accounting Pronouncements' in note K.

Restructuring charges

        Under IFRS, restructuring charges can be provided as a liability on the basis that the entity has a constructive obligation. A constructive obligation has arisen when the entity has a detailed formal plan and raised a valid expectation to those affected that it will carry out the restructuring by starting to implement the plan or announcing its main features to those affected by it. The establishment of a liability is charged to the income statement as part of acquisition costs and other operating expenditure for both restructuring of existing and newly acquired operations.

        Under US GAAP, restructuring charges arising from business combinations and relating to involuntary termination/relocation of the acquired entity's employees or costs relating to exiting an activity of the acquired company are recognized as liabilities assumed in the business combination and included in the accounting for the acquisition. For restructurings initiated prior to January 1, 2003, restructuring charges related to involuntary employee terminations or other costs to exit existing activities were accrued with a charge to income when a formal plan was approved by management and specific information regarding termination benefits was communicated to affected employees. Effective January 1, 2003, the Group adopted Statement of Financial Accounting Standard No. 146, 'Accounting for Costs Associated with Exit or Disposal Activities' (FAS 146). For restructurings initiated after January 1, 2003, a liability for costs associated with exit or disposal activities is recognized when the liability is incurred.

        The major restructuring in 2004 related to the withdrawal of Egg from the French market.

        The US GAAP adjustments for restructuring charges had the following effects on the condensed consolidated US GAAP financial statements:

	2005	2004
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Underwriting, acquisition and other operating expenses	(20)	8

Total US GAAP adjustments	(20)	8

Condensed consolidated balance sheets:
Other liabilities	—	20

Total US GAAP adjustments	—	20

        Under US GAAP, restructuring provisions of £nil million and £20 million were excluded from the consolidated balance sheets at December 31, 2005 and 2004 respectively. Of these totals, an amount of £17 million in 2004 represented costs that were not incurred at the balance sheet date arising from the closure of Egg France.

        At December 31, 2004 the total restructuring provision under US GAAP was £46 million and it related entirely to the direct sales force and customer services center for the UK Insurance Operations. This provision comprised £8 million of termination and redundancy costs, £35 million of property related charges and £3 million of other transition and systems related costs.

Investments

Real estate

        Under IFRS, investments in tenant occupied freehold and leasehold properties are carried at fair value as defined by The Royal Institution of Chartered Surveyors guidelines. The costs of additions and renovations are capitalized and considered when estimating fair value. Investments in Group occupied freehold and leasehold properties are carried at depreciated cost. Leases of investment property where the Group has substantially all the risks and rewards of ownership are classified as finance leases (leasehold property). Finance leases are capitalized at the lease's inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. Where a lease has a contingent rent element, the rent is calculated in accordance with individual lease terms and charged as an expense as incurred.

        Under US GAAP, investments in tenant and Group occupied freehold and leasehold properties are carried at depreciated cost. Depreciation is calculated using the straight-line method over the properties' estimated useful lives, generally 30 to 50 years. The costs of additions and renovations are capitalized and depreciated using the straight-line method over the estimated useful lives, generally 7 to 25 years, or the remaining useful life of the property if shorter. Property is considered to be impaired when its carrying value exceeds the future undiscounted estimated cash flow of the property. Impaired property is written down to fair value, through a charge to the income statement. Rental income and rental expense are recognized on a straight line basis over the term of the lease. Under both US GAAP and IFRS, lease incentives granted on leases to tenants (such as rent-free periods) are recognized on a straight line basis as a reduction in rental income over the lease term.

        Prior to the second half of 2004, for US GAAP purposes, the Group was amortizing rent-free periods provided to tenants in the Group's investment property portfolio on a straight-line basis over a period generally shorter than the lease term. In the second half of 2004, the Group changed its method of accounting for these rent-free periods to amortize these over the lease term on a straight-line basis consistent with US GAAP requirements. The cumulative effect of this correction resulted in the Group recording £68 million gross of tax (£48 million net of tax) of additional rental income in the second half of 2004, of which £60 million gross of tax (£42 million net of tax) related to SAIF. The impact of this change was included within investment results and increased income before taxes and net income in the Group's condensed consolidated US GAAP statement of income and comprehensive income. The impact of this correction was not material to the Group's 2004 and prior periods' results.

        The US GAAP adjustments for real estate had the following effects on the condensed consolidated US GAAP financial statements:

	2005	2004
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Investment results	(761)	(1,042)
Change in accounting principle	—	(638)

Total US GAAP adjustments	(761)	(1,680)

Condensed consolidated US GAAP balance sheets:
Real estate	(6,909)	(6,149)

Total US GAAP adjustments	(6,909)	(6,149)

        The change in accounting principle charge of £638 million (gross of tax) in 2004 was as a result of the adoption of SOP 03-1, 'Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and for Separate Accounts', effective January 1, 2004. For further details on the adoption of SOP 03-1, please see the 'Recently Adopted Accounting Pronouncements' in note K below.

Securities

        As permitted by IFRS, prior to the adoption of IAS 39 on January 1, 2005, the Group applied UK GAAP principles for valuation and disclosure of financial assets and liabilities. Accordingly, all equity securities and portfolio holding in unit trusts are carried at fair value. Changes in fair value are recorded in the income statement. Debt and other fixed income securities were also carried at fair value, except for those held by Jackson National Life, which were carried at amortized cost, and those held by Egg, which were carried at cost less any provision for permanent diminution in value.

        Upon the adoption of IAS 39 on January 1, 2005, with the exception of debt securities held by JNL and Egg, the Group has opted to designate all securities including holdings in consolidated unit trusts and similar entities as fair value through profit and loss. The debt securities of JNL and Egg are accounted for as available-for-sale basis. Accordingly, they are carried at fair value with movements thereon being recorded directly to shareholders' equity rather than the income statement. In addition, following the adoption of IAS 39, bid value rather than the mid-market value is applied to obtain the fair value of certain securities.

        Under US GAAP, investments in debt and equity securities are carried at fair value on a bid valuation basis with changes in fair value of securities classified as trading being recognized in the statement of income. Under US GAAP, in addition to the debt securities of JNL and Egg, the Group has also designated the equity securities of JNL and the debt securities of Japan and UK annuity business as available-for-sale. Changes in fair value of securities classified as available-for-sale are recorded as a component of other comprehensive income in shareholders' equity, net of related deferred acquisition cost amortization, changes in policyholder benefit liabilities and deferred taxes. When impairment of available-for-sale securities is deemed to be other than temporary, the decrease in value is included in the statement of income as a realized loss and a new cost basis is established.

        The US GAAP adjustments for securities had the following effects on the condensed consolidated US GAAP financial statements:

	2005	2004
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Investment results	(1,186)	(361)

Total US GAAP adjustments	(1,186)	(361)

Condensed consolidated US GAAP balance sheets:
Fixed maturities	—	1,025

Total US GAAP adjustments	—	1,025

Mortgage and other loans

        Under IFRS, for the 2004 results which followed the principles previously applied in UK GAAP as permitted by IAS 39, loans collateralized by mortgages held by Egg and Jackson National Life are carried at outstanding principal balances less allowances for loan losses. Loans collateralized by mortgages and other unsecured loans held by UK Insurance Operations are carried at fair value with changes in fair value recorded in the consolidated income statement.

        Upon the adoption of IAS 39 on January 1, 2005, all loans and receivables are carried at amortized cost subject to provisions for permanent dimunition in value.

        Under US GAAP, all loans are carried at their outstanding principal balances, less allowances for loan losses.

        The US GAAP adjustments for mortgage and other loans had the following effects on the condensed consolidated US GAAP financial statements:

	2005	2004
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Investment results	(10)	(6)

Total US GAAP adjustments	(10)	(6)

Condensed consolidated US GAAP balance sheets:
Mortgage loans	—	(33)
Other loans	(3)	(10)

Total US GAAP adjustments	(3)	(43)

Derivative instruments

        Under IFRS, for the 2004 results which followed the principles previously applied in UK GAAP as permitted by IAS 39, depending on their nature and purpose, derivative instruments are either accounted for at fair value or treated as a hedge and accounted for on an accrual or deferral basis.

        Following the Group's adoption of IAS 39 on January 1, 2005, all derivative financial instruments except those designated as effective hedging instruments are accounted for at fair value with movements thereon recorded in net income statement.

        Under US GAAP all derivative financial instruments, including those embedded in other contracts, are carried at fair value. Changes in their fair value are recorded directly to current earnings unless specific hedging criteria are met.

        For US GAAP purposes, in 2005, the Group has only designated and accounted for four derivative financial instruments as hedges during the year. In 2004, the Group designated one derivative financial instrument as a hedge. See 'Hedging' in Note K for further details on these hedges.

        Under US GAAP, hedge accounting for the fair value hedge of the US$1 billion perpetual subordinated capital securities was discontinued in 2004 and in the last quarter of 2005 where the specific hedging criteria was not met. Under IFRS, hedge accounting was applied from January 1, 2005 upon the adoption of IAS 39 with no restatement of the 2004 comparatives. This fair value hedge was fully effective throughout 2005 under the IAS 39 hedging effectiveness criteria.

        For IFRS purposes, in addition to the hedges designated under US GAAP above, the Group has also designated certain Egg's interest rate swaps as cash flow hedges and certain borrowings in US dollars as net investment hedge in Jackson National Life under IAS 39. The change in the fair value of the Egg's interest rate swaps and the impact of the currency translations of the US dollars borrowings are therefore recorded as a component of shareholders' equity under IFRS. Under US GAAP, these are recorded in the income statement.

        The US GAAP adjustments for derivative instruments had the following effects on the condensed consolidated US GAAP financial statements:

	2005	2004
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Investment results	(61)	141

Total US GAAP adjustments	(61)	141

Condensed consolidated US GAAP balance sheets:
Other investments	—	(83)
Debt and other liabilities	(6)	(211)
Policyholder benefit liabilities	—	43

Total US GAAP adjustments	(6)	(251)

Long-term Business

Revenue and expense recognition

        Under IFRS, prior to the adoption of IFRS 4, IAS 39 and IAS 32 on January 1, 2005, all premium and annuity considerations and related expenses, investment returns, and increases in policyholder accounts and other long-term business liabilities are, on recognition, recorded in the income statement.

        For 2005, the recognition basis in the income statement remains the same except for investment contracts which do not contain discretionary participating features. The Group's investment contracts primarily comprise certain unit-linked savings contracts in the UK and Asia and contracts with fixed and guaranteed terms in the US (such as guaranteed investment contracts and annuity-certains). For these contracts, the accounting reflects the deposit nature of the arrangement with premiums and claims reflected as deposits and withdrawals taken directly to the balance sheet. Policy fees charged on these products are recognized as revenue in the income statement when related services are provided. If the contract involves up-front charges, this income is deferred and amortized through the income statement in line with contractual service provision.

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

        The US GAAP adjustments for differences in revenue and expense recognition had the following effects on the condensed consolidated US GAAP financial statements:

	2005	2004
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Insurance policy revenues	(8,786)	(9,851)
Investment results	72	(389)
Benefits and claims	8,531	9,812
Other charges	—	(7)

Total US GAAP adjustments	(183)	(435)

Condensed consolidated US GAAP balance sheets:
Other assets	(169)	(100)
Other liabilities	379	285
Policyholder benefit liabilities	(2,871)	(2,518)

Total US GAAP adjustments	(2,661)	(2,333)

Deferred acquisition costs

        Under IFRS, except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, costs in connection with acquiring new insurance business that vary with, and are primarily related to, the production of new business, are capitalized and amortized against margins in future revenues on the related insurance policies. The recoverability of the asset is measured and the asset is deemed impaired of the projected future margins are less than the carrying value of the asset.

        Upon the adoption of IFRS 4 in 2005 and the resulting voluntary application of UK accounting standard FRS 27 on January 1, 2005 as described in Note A3, the deferred acquisition costs of the with-profits contracts of the UK regulated with-profits funds were derecognized and these acquisition costs are now expensed as incurred. The 2004 comparatives have not been restated for this change as permitted by IFRS 4. Furthermore, for those contracts classified as investment contracts without discretionary participating features under IAS 39, directly attributable costs relating to the investment management element of these contracts are capitalized and amortized in line with related revenue.

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

        The US GAAP adjustments for deferred acquisition costs had the following effects on the condensed consolidated US GAAP financial statements:

	2005	2004
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Underwriting, acquisition and other operating expenses	16	92

Total US GAAP adjustments	16	92

Condensed consolidated US GAAP balance sheets:
Deferred acquisition costs	2,895	1,625

Total US GAAP adjustments	2,895	1,625

Policy liabilities

        Under IFRS, as permitted by IFRS 1, 'First-time Adoption of International Reporting Standards' in relation to IFRS 4, 'Insurance Contracts', the policy liabilities for the comparative 2004 results have been accounted for under the previously applied GAAP namely UK GAAP. Under UK GAAP, future policyholder benefit provisions are based on fund values for investment-type policies and are calculated using net premium methods for conventional with-profits insurance and other protection-type insurance policies. The net premium reserves are calculated using assumptions for interest, mortality, morbidity and expenses, but without assumptions for withdrawals. These assumptions are determined as prudent best estimates at the date of valuation. For unitized with-profits insurance policies, the provision has been taken as the lower of the fund value and the surrender value having regard to policyholders' reasonable expectations, or if greater, the value of the guaranteed liabilities calculated on a gross premium bonus reserve method.

        The Group adopted IFRS 4 on January 1, 2005. As permitted by IFRS 4, assets and liabilities of insurance contracts and investments contracts with discretionary participation features are accounted for under previously applied GAAP. Accordingly, except as described below relating to UK regulated with-profits funds, the MSB of reporting as set out in the revised ABI SORP in December 2005 has been applied for the 2005 results. Investment contracts without discretionary participation features are accounted for on a basis that reflects the hybrid nature of the arrangements whereby the deposit component is accounted for as a financial instrument under IAS 39 and the service component is accounted for under IAS 18, 'Revenue'.

        Under IFRS, from January 1, 2005, the Group has chosen to improve its accounting for UK regulated with-profits funds by the voluntary application of the UK accounting standard FRS 27, 'Life Assurance'. This standard requires the liabilities of the policyholders of the UK regulated with-profits life insurance business to be measured on the basis determined in accordance with the UK FSA Peak 2 realistic capital regime, subject to adjustments specified in the FRS. As all amounts of the with-profits funds not yet allocated to policyholders or shareholders are recorded to the unallocated surplus, shareholders' equity is not affected by this change.

        Under US GAAP, for unitized with-profits life insurance and other investment-type policies, the liability is represented by the policyholders' account balances before any applicable surrender charges. Policyholder benefit liabilities for conventional with-profits life insurance and other protection-type insurance policies are developed using the net level premium method, with assumptions for interest, mortality, morbidity, withdrawals and expenses using best estimates at date of policy issue plus provisions for adverse deviation based on Group experience. Interest assumptions range from 0.3 per cent to 12 per cent. When the policyholder benefit liability plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses, using current best estimate assumptions, deferred acquisition costs are written down and/or a deficiency liability is established by a charge to earnings.

        The US GAAP adjustments for policy liabilities had the following effects on the condensed consolidated US GAAP financial statements:

	2005	2004
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Benefits and claims	7,300	1,264
Change in accounting principle	—	(9)

Total US GAAP adjustments	7,300	1,255

Condensed consolidated US GAAP balance sheets:
Policyholder benefit liabilities	18,945	5,050

Total US GAAP adjustments	18,945	5,050

        The change in accounting principle of £9 million (gross of tax) in 2004 was as a result of the adoption of SOP 03-1, 'Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and for Separate Accounts' effective January 1, 2004. For further details on the adoption of SOP 03-1, please see 'Recently Adopted Accounting Pronouncements' in note K below.

Other With-Profits Policyholders' Funds and the Unallocated Surplus

        Under IFRS, the unallocated surplus represents the excess of assets over the policyholder liabilities for the Group's with-profits funds. The annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from) the unallocated surplus each year through a charge (credit) to the income statement. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders and shareholders. The balance of the unallocated surplus is determined after full provision for deferred tax on unrealized appreciation on investments.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2005

        For US GAAP purposes, the unallocated surplus recorded under IFRS is reversed and a liability is established for undistributed policyholder allocations. The liability for undistributed policyholder allocations is established in the balance sheets because under the Articles of Association of PAC and overseas operations having with-profits funds, the allocation and distribution of profits from the with-profits funds to shareholders is limited to up to one-ninth of the amount allocated to policyholders as bonuses. This is also the current basis of allocation and distribution. The liability for policyholder allocations represents an accumulation of 90 per cent of the cumulative pre-bonus undistributed earnings of the with-profits business, measured on a US GAAP basis, less the cumulative cost of policyholders' benefits and claims. The provision for the policyholders' share of earnings on with-profits business charged to income represents 90 per cent of the current year's pre-bonus earnings, before income taxes. Under US GAAP, the charge for the cost of bonuses recognized in the income statement for IFRS purposes is reversed and deducted from the balance of the undistributed policyholder allocations and included in policyholder benefit liabilities. The total US GAAP income adjustment represents the increase in the total allocation over the cost of policyholder bonuses declared.

        The US GAAP adjustments for undistributed policyholder allocations had the following effects on the condensed consolidated US GAAP financial statements:

	2005	2004
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Benefits and claims (cost of bonuses declared)	1,963	1,750
Provision for policyholders' share of earnings and losses on with-profits business	(9,256)	(5,412)
Income tax attributable to the policyholders' share of earnings on with-profits business	1,016	683

Total US GAAP adjustments	(6,277)	(2,979)

Condensed consolidated US GAAP balance sheets:
Undistributed policyholder allocations	(19,226)	(12,457)

Total US GAAP adjustments	(19,226)	(12,457)

        The IFRS unallocated surplus and related income statement transfer have been reversed for US GAAP. The reduction in liabilities increased shareholders' equity in the condensed consolidated US GAAP balance sheets by £8,344 million and £14,313 million at December 31, 2005 and 2004, respectively. The reversal of the related IFRS profit and loss account transfer increased net income in the condensed consolidated US GAAP income statement by £1,794 million and £3,509 million in 2005 and 2004, respectively.

        As set out in Note H14 to the consolidated financial statements Prudential has held discussions over the attribution of PAC's inherited estate with the FSA, the UK insurance regulator. The amount and timing of any re-attribution of the inherited estate in the main with-profits fund to policyholders and shareholders and the impact on the undistributed policyholder allocations recorded for US GAAP purposes remains very uncertain.

Profit on Disposals

        Under US GAAP, cumulative foreign currency translation gains and losses realized upon sale of an operation are reversed from shareholders' equity and included in net income as part of the gain or loss on the sale. The accounting treatment is similar under IFRS except that the Group has elected to apply the provision under IFRS 1 to set the cumulative foreign currency translation differences of its overseas operations to zero at the transition date to IFRS, which was January 1, 2004.

        In August 2004, the Company sold its interest in Life Assurance Holding Corporation Limited for £41 million. After taking into account the carrying value of the investment of £34 million at the date of disposal and tax on gain on sale of £3 million, the profit on sale was £4 million net of tax. There was no difference between IFRS and US GAAP on this profit on sale.

        In October 2004, Jackson National Life sold Jackson Federal Bank to Union BanCal Corporation for £166 million. After taking into account net assets, goodwill and related expenses totaling £130 million, the gain on sale net of tax of £16 million was £20 million. Profit on sale on a US GAAP basis is £5 million lower than on a IFRS basis as a result of different accumulated goodwill amortization. The gain on disposal and results of the operations of Jackson Federal Bank for all periods presented are included in discontinued operations on the consolidated income statement.

Pension Plans

        Under IFRS, for the Group's defined benefit plans, if the present value of the defined benefit obligation exceeds the fair value of the schemes assets, then a liability is recorded in the Group's balance sheet. The Group utilizes the projected unit credit method to calculate the defined benefit obligation. Estimated future cash flows are then discounted at a high-quality corporate bond rate to determine its present value. The plan assets of the Group's pension schemes exclude several insurance contracts that have been issued by the Group. In accordance with IAS 19 "Employee Benefits", these assets are excluded from plan assets in determining the pension obligation recognized.

        Under US GAAP Statement of Financial Accounting Standard No. 87, "Employers' Accounting for Pensions" (FAS 87), an asset has been recognized in the condensed consolidated balance sheets reflecting the overfunded status of the Group's UK staff pension plans.

        During 2005, a £115 million credit for prior service cost was recognized for a reduction in the assumed level of discretionary increase for future pensions in payment for the PSPS scheme. Under IFRS, this prior service cost was recognized immediately in full in the income statement as the benefits are fully vested. Under US GAAP, the credit for the prior service cost has been amortized over the future service periods of those employees active at the date of amendment who are expected to receive benefits under the plan in accordance with FAS 87.

        The US GAAP adjustments for pension plans had the following effects on the condensed consolidated US GAAP financial statements:

	2005	2004
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Underwriting, acquisition and other operating expenses	(235)	(45)

Total US GAAP adjustments	(235)	(45)

Condensed consolidated US GAAP balance sheets:
Other assets	804	908
Other liabilities	785	816

Total US GAAP adjustments	1,589	1,724

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

        The US GAAP adjustments for the recognition of a pension scheme minimum liability had the following effects on the condensed consolidated US financial statements:

	2005	2004
	(In £ Millions)
Condensed consolidated US GAAP balance sheets:
Other assets	(804)	(908)
Other liabilities	(344)	(521)

Total US GAAP adjustments	(1,148)	(1,429)

Stock-based Compensation and Treasury Stock

        Under IFRS, share-based payments are accounted for on a fair value basis. The fair value is recognized in the income statement over the relevant vesting period and adjusted for lapses and forfeitures with the number of shares expected to lapse or be forfeited estimated at each balance sheet date prior to the vesting date. Where the share-based payment depends upon vesting outcomes attaching to market-based performance conditions such as in the case of the Restricted Share Plan (RSP), additional modeling is required to take into account these market-based performance conditions which effectively estimate the number of shares expected to vest. No subsequent adjustment is then made to the fair value charge for shares that do not vest on account of these performance conditions not being met. The credit entry of these share-based payments transactions which are accounted for as equity-settled transactions are recognized as an increase in equity.

        Under US GAAP, compensation costs for all stock-based compensation plans are determined based on the quoted market price of the stock at the measurement date less the amounts, if any, that employees are required to pay. These costs are recognized in net income over the plans' respective vesting periods. The measurement date is the date upon which are known both the number of shares or options the employee is entitled to and the employee's cost per share. Any Prudential shares held by trusts under employee incentive plans and purchased from the open market are reported at historical cost while those held by a qualifying employee share ownership trust are newly issued shares and reported at nominal value which represents historical cost. The total numbers of shares held by these trusts at December 31, 2005 and 2004, were 10.7 million and 10.6 million shares, respectively, and are classified as treasury stock in the consolidated balance sheet.

        The US GAAP adjustments for stock-based compensation had the following effects on the condensed consolidated US GAAP financial statements:

	2005	2004
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Underwriting, acquisition and other operating expenses	3	6

Total US GAAP adjustments	3	6

Condensed consolidated US GAAP balance sheets:
Other liabilities	(6)	(17)

Total US GAAP adjustments	(6)	(17)

Deferred Income Tax

        Under IFRS, deferred taxes are provided under the liability method for all temporary differences, being the difference between the carrying amount, of an asset or, liability in the balance sheet and its value for tax purposes. In accordance with IAS 12, 'Income Taxes', however, the Group does not provide for deferred tax on undistributed earnings of subsidiaries where the Group is able to control the timing of the distribution and the temporary difference created is not expected to reverse in the foreseeable future. Deferred tax assets are only recognized when it is probable that future taxable profits will be available against which these losses can be utilized.

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

        The US GAAP adjustments for deferred income tax had the following effects on the condensed consolidated US GAAP financial statements:

	2005	2004
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Income tax credit	92	65

Total US GAAP adjustments	92	65

Reconciliation line items for consolidated net income:
Deferred tax effect on cumulative effect of changes in accounting principles	—	117
Deferred tax effect of other US GAAP adjustments	92	(52)

Total US GAAP adjustments	92	65

Condensed consolidated US GAAP balance sheets:
Net deferred income tax liability	(420)	(303)

Total US GAAP adjustments	(420)	(303)

Reconciliation line items for consolidated shareholders' equity:
Deferred tax effect of other US GAAP adjustments	(420)	(303)

Total US GAAP adjustments	(420)	(303)

Earnings Per Share under US GAAP

        No adjustments were required from net income to net income available to common shareholders used in either the basic or diluted earnings per share calculation under US GAAP. The only dilutive potential shares outstanding affecting the diluted earnings per share calculation relate to employee stock options, which increased average weighted shares outstanding by 4 million shares and 3 million shares in 2005 and 2004, respectively.

K:    Condensed Consolidated US GAAP Financial Statements

        The following condensed consolidated US GAAP financial statements reflect the material differences between IFRS and US GAAP on the consolidated income statements and consolidated shareholders' equity described in Note J. In addition to these material differences that have an effect on the consolidated income statements and/or consolidated shareholders' equity, there are material differences in classification between specific line items in the IFRS and condensed consolidated US GAAP financial statements as described in the following notes to the condensed consolidated US GAAP financial statements.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2005

	2005		Restated* 2004
	(In £ Millions)
Condensed consolidated US GAAP statement of income and comprehensive income
Insurance policy revenues	7,561		6,786
Investment results	19,124		13,348
Other income	2,023		2,106

Total revenue	28,708		22,240
Benefits and claims	(13,156)		(10,920)
Provision for policyholders' share of earnings on with-profits business	(9,256)		(5,412)
Underwriting, acquisition and other operating expenses	(4,636)		(4,848)
Other charges	(166)		(43)

Net income before income taxes	1,494		1,017

Income tax expense	(1,293)		(997)
Income tax attributable to the policyholders' share of earnings on with-profits business	1,016		683

Income tax attributable to shareholders	(277)		(314)

Net income before minority interests	1,217		703
Minority interests	(11)		(6)

Net income from continuing operations after minority interests	1,206		697
Loss from discontinued operations including profit on disposals (net of applicable income tax of £ nil and £(15) million respectively)	(14)		(88)
Cumulative effect of changes in accounting principles (net of applicable income tax effects of £(114) million), see pages F-236 to F-241	—		(518)

Net income	1,192		91
Other comprehensive income (loss)	401		(73)

Total comprehensive income	1,593		18

Earnings per share under US GAAP (In Pence)
Basic (based on 2,365 million and 2,124 million shares, respectively):
Income from continuing operations after minority interests	51.0	p	32.8	p
Loss from discontinued operations including profit on sale	(0.6	)p	(4.1	)p
Cumulative effect of changes in accounting principles	—		(24.4	)p
Net income	50.4	p	4.3	p
Diluted (based on 2,369 million and 2,127 million shares, respectively):
Income from continuing operations after minority interests	50.9	p	32.8	p
Loss from discontinued operations including profit on sale	(0.6	)p	(4.1	)p
Cumulative effect of changes in accounting principles	—		(24.4	)p
Net income	50.3	p	4.3	p

*
The 2004 comparatives have been restated for the classification in 2005 of discontinued operations for Funds Direct, Egg's investment wrap business. The sale was completed in October 2005. Funds Direct incurred losses before tax of £1 million (2004: £20 million) including exit costs in the year.

	December 31
	2005	2004
	(In £ Millions)
Condensed Consolidated US GAAP balance sheets
Assets
Investments:
Fixed maturities	82,218	75,974
Equity securities	62,552	48,417
Short-term investments	9,163	8,322
Real estate	6,845	6,914
Mortgage loans	4,728	4,395
Policy loans	865	707
Other loans	6,788	7,032
Other investments	3,651	2,518

Total investments	176,810	154,279
Cash	2,371	2,037
Deferred acquisition costs	5,238	4,428
Intangible assets	2,674	2,995
Other assets	4,870	4,788
Separate account assets	8,931	5,531

Total assets	200,894	174,058

Liabilities
Policyholder benefit liabilities	136,244	122,412
Undistributed policyholder allocations	19,226	12,457
Debt	14,045	13,933
Net deferred income tax liability	2,661	1,758
Other liabilities	12,422	11,714
Separate account liabilities	8,931	5,531

Total liabilities	193,529	167,805

Minority interest	172	326

Shareholders' equity
Common stock	119	119
Additional paid-in capital	1,841	1,760
Less treasury stock	(69)	(63)
Retained earnings	5,129	4,339
Accumulated other comprehensive income (loss)	173	(228)

Total shareholders' equity	7,193	5,927

Total liabilities and shareholders' equity	200,894	174,058

Results of Operations

        The US GAAP condensed consolidated financial statements include the assets, liabilities and net income of subsidiaries in which Prudential has a majority voting interest. All intercompany transactions are eliminated on consolidation.

Cash Equivalents

        Under IFRS, cash equivalents which include treasury bills and other short-term highly liquid investments with less than 90 days maturity from the date of acquisition are grouped together with cash at bank and in hand under cash and cash equivalents. Under US GAAP, cash equivalents are included within short term investments.

Revenue and Expenses

        Under US GAAP, premiums from unitized with-profits life insurance and other investment-type policies are not recorded as revenue within the consolidated income statement. Premium payments are directly credited to the liability for future benefits, with no resulting impact on the consolidated income statement. Revenues for these policies consist only of policy fees and charges, and investment earnings from assets backing policy account values. Expenses consist of amounts credited to policyholders, and any benefit payments in excess of related policy liabilities.

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

Separate Account Assets and Liabilities

        Under US GAAP, following the Group's adoption of Statement of Position 03-1, 'Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and Separate Accounts' (SOP 03-1) in 2004, only the segregated accounts of Jackson National Life and Taiwan Life meet the criteria for classification as separate accounts. For further details on the impact of SOP 03-1 adoption on the Group's results, please see the section of this note which addresses 'Recently Adopted Accounting Pronouncements'.

        The US GAAP reclassifications for separate account assets and liabilities relating to linked business had the following effects on the condensed consolidated US GAAP financial statements before the further US GAAP amortized cost adjustments to real estate and mortgage loans which are discussed in Note J.

	December 31
	2005	2004
	(In £ Millions)
Condensed consolidated US GAAP balance sheets:
Fixed maturities	(83)	(25)
Equity securities	(8,836)	(5,495)
Other investments	(12)	(11)
Separate account assets	8,931	5,531
Policyholder benefit liabilities	8,931	5,531
Separate account liabilities	(8,931)	(5,531)

Total US GAAP adjustments	—	—

Discontinued Operations

        Under US GAAP, discontinued operations consist only of the sale or disposal of a business whose activities comprise a distinct line of business, class of policyholder, or, from January 1, 2002, a component of an entity comprising operations and cash flows that can be clearly distinguished from the rest of the entity.

        During 2005, Egg sold Funds Direct, its investment wrap business. This disposal met the US GAAP criteria for presentation as discontinued operations.

        In 2004, the Group sold its Egg France operations and Jackson Federal Bank, a wholly owned subsidiary of Jackson National Life. These disposals met the US GAAP criteria for presentation as discontinued operations.

Other Comprehensive Income (Loss)

        An analysis of accumulated other comprehensive income (loss) follows:

	2005	2004
	(In £ Millions)
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during the year	324	(177)
Unrealized investment gains on available-for-sale securities:
Unrealized holding gains arising during the year	535	274
Less reclassification adjustment for gains included in net income	(104)	(72)

Unrealized investment gains, net	431	202
Related amortization of deferred acquisition costs	275	85
Related loss recognition	(408)	118
Policyholders' share of with-profits business	(82)	(195)
Related deferred taxes	(78)	(120)

Net unrealized gains on available-for-sale securities	138	90
Recognition of pension scheme minimum liability:
Recognition of pension scheme minimum liability	281	53
Related deferred taxes	(20)	2
Policyholders' share of pension scheme minimum liability	(322)	(41)

Total pension scheme adjustments	(61)	14

Other comprehensive income (loss)	401	(73)
Accumulated other comprehensive loss, beginning of year	(228)	(155)

Accumulated other comprehensive income (loss), end of year	173	(228)

Components of accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(195)	(519)
Net unrealized gains on available-for-sale securities:
Unrealized investment gains, net	3,316	2,885
Related amortization of deferred acquisition costs	(163)	(438)
Related loss recognition	(1,197)	(789)
Policyholders' share of with-profits business	(594)	(512)
Related deferred taxes	(609)	(531)

Net unrealized gains on available-for-sale securities	753	615
Recognition of pension scheme minimum liability:
Recognition of pension scheme minimum liability	(1,148)	(1,429)
Related deferred taxes	181	201
Policyholders' share of pension scheme minimum liability	582	904

Total pension scheme adjustments	(385)	(324)

Accumulated other comprehensive income (loss), end of year	173	(228)

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

Underwriting, acquisition and other operating expenses

	2005	Restated 2004
	(In £ Millions)
Acquisition costs incurred	1,460	1,449
Acquisition costs deferred	(909)	(801)
Amortization of deferred acquisition costs	918	747
Operating costs*	3,167	3,453

Total underwriting, acquisition and other operating expenses	4,636	4,848

*
The 2004 figures for this line has been restated to exclude discontinued operations of Funds Direct.

Investments

        For US GAAP purposes, the Group has classified certain debt, other fixed income and equity securities principally in relation to Jackson National Life and the UK annuity business as available-for-sale. Securities classified as available-for-sale are carried at fair value and changes in unrealized gains and losses are reflected in accumulated other comprehensive income in shareholders' equity. All securities not classified as available-for-sale, principally in relation to the Group's with-profits business (excluding UK annuity business), are classified as trading, including securities included in deposits with credit institutions. Trading securities are carried at fair value with the changes in unrealized gains and losses recorded in the statement of income for the year. Bank time deposits included in deposits with credit institutions have maturities of less than 90 days and are carried at cost.

        Deposits with credit institutions are included in short-term investments in the condensed consolidated US GAAP balance sheets.

	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
		(In £ Millions)
December 31, 2005
Fixed maturities—available-for-sale
UK Government	3,739	305	—	4,044
US Government and other Governments	2,034	228	(3)	2,259
Local government securities	515	37	(1)	551
Corporate securities	35,879	2,900	(224)	38,555
Mortgage-backed securities	3,790	43	(68)	3,765
Other debt securities	1,516	15	(6)	1,525

Total fixed maturities—available-for-sale	47,473	3,528	(302)	50,699

Fixed maturities—trading				31,519

Total fixed maturities				82,218

Equity securities—available-for-sale	513	96	(1)	608
Equity securities—trading				61,944

Total equity securities				62,552

	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
	(In £ Millions)
December 31, 2004
Fixed maturities—available-for-sale
UK Government	3,211	153	(4)	3,360
US Government and other Governments	2,947	226	(3)	3,170
Local government securities	716	31	(1)	746
Corporate securities	28,721	2,435	(100)	31,056
Mortgage-backed securities	3,291	97	(21)	3,367
Other debt securities	1,397	9	(14)	1,392

Total fixed maturities—available-for-sale	40,283	2,951	(143)	43,091

Fixed maturities—trading				32,883

Total fixed maturities				75,974

Equity securities—available-for-sale	391	78	(1)	468
Equity securities—trading				47,949

Total equity securities				48,417

        The following table shows the gross unrealized losses and fair value of the Group's investments with unrealized losses that are not deemed to be other than temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005.

	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In £ Millions)		(In £ Millions)		(In £ Millions)
December 31, 2005
Fixed maturities—available-for-sale
UK Government securities	12	—	86	—	98	—
US Government and other Governments	423	(2)	134	(1)	557	(3)
Local government securities	—	—	—	(1)	—	(1)
Corporate securities	8,310	(161)	922	(63)	9,232	(224)
Mortgage-backed securities	992	(22)	798	(46)	1,790	(68)
Other debt securities	1,584	(6)	—	—	1,584	(6)

Total gross unrealized loss on fixed maturities—available-for-sale	11,321	(191)	1,940	(111)	13,261	(302)

Total gross unrealized loss on equity securities—available-for-sale	—	(1)	—	—	—	(1)

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

        The following table sets out certain additional information relating to sales of available-for-sale securities:

	2005	2004
	(In £ Millions)
Sales proceeds	6,291	6,098

Gross realized gains	324	334
Gross realized losses	(57)	(87)

Net realized gains	267	247

        The change in net unrealized gains on trading securities included in income was an increase of £7,995 million and £3,408 million in 2005 and 2004, respectively.

Real Estate

        The following table sets out certain information concerning the Group's real estate holdings as of December 31:

	Group Occupied		Held for Investment
	2005	2004	2005	2004
	(In £ Millions)
Cost	346	305	8,352	8,525
Accumulated depreciation	(59)	(49)	(1,494)	(1,607)
Impairment charge	—	—	(13)	(4)

Depreciated cost	287	256	6,845	6,914

        Real estate held for sale was £131 million and £26 million at December 31, 2005 and 2004, respectively. Depreciation expense for Group occupied real estate was £9 million and £8 million and for investment real estate was £208 million and £199 million for the years ended December 31, 2005 and 2004 respectively. Group occupied real estate is included within "Other assets" in the condensed consolidated US GAAP balance sheets.

        During 2005 the Group recorded an impairment charge of £13 million through the income statement relating to properties held for investment. Of this total, £10 million represents a reduction in the carrying value of the Prudential Tower building in Singapore as a result of lower valuation, prevailing market conditions and lower expected future rental payments.

        During 2004, following an impairment assessment, it was concluded that the carrying value of two properties, which are held by SAIF, was higher than their expected future cash flows including future rental payments. An impairment charge of £4 million was included in 2004 investment income in the income statement.

Policyholder Benefit Liabilities

        The following table shows the components of policyholder benefit liabilities:

	2005	2004
	(In £ Millions)
Future policy benefits and losses (policy reserves)	41,944	36,377
Policy account values	90,449	82,698
Unearned revenue reserve	2,957	2,522
Other policy claims and benefits payable	894	815

Policyholder benefit liabilities	136,244	122,412

Debt

        In addition to the borrowings described in Note H13, debt under US GAAP includes a program of funding arrangements entered into by JNL, the liabilities for which amounted to £3,267 million in 2005 and £3,065 million in 2004, and which are included within other liabilities under IFRS.

        As a result of the Group's adoption of FIN 46-R in 2004, a number of collateralized debt obligations (CDOs) were consolidated which included £765 million and £809 million of debt tranches at December 31, 2005 and 2004 respectively. These CDOs and the impact of the adoption of FIN 46-R is discussed further under 'Recently Adopted Accounting Pronouncements' below.

        Unlike IFRS, under US GAAP, certain non-recourse borrowings of Piedmont and other CDO funds of JNL totaling £952 million and £972 million at December 31, 2005 and 2004 respectively are not consolidated and hence are not included within debt.

Hedging

        The Group has formally assessed and documented the effectiveness of the following hedges at their inception. For additional information on the Group's risk strategy and its use of derivatives, see Notes D3 and G3.

        During 2003, Prudential issued US$1 billion perpetual subordinated capital securities in Asia. In order to manage the interest rate risk, Prudential entered into an interest rate swap to hedge the fair value of this debt. A loss of £9 million and a gain of £3 million were recognized in investment results in the condensed US GAAP consolidated income statement in 2005 and 2004 respectively in respect of the change in the fair value of the interest rate swap for the ineffective portion of the fair value hedge during the year.

        In 2004, Prudential entered into a US$500 million (£269 million) cross currency swap to hedge currency fluctuations in the net investment in JNL whose functional currency is US dollars. There was no ineffective portion of the foreign currency hedge. The gains or losses attributable to the change in the fair value of the swap are reported in other comprehensive income as part of the cumulative translation adjustment. This swap matured in November 2005. The amount taken to cumulative translation adjustment in 2005 up to the maturity date and in 2004 was a loss of £32 million and a gain of £9 million respectively.

        In 2005, Prudential entered into a series of forward currency transactions which together were designated as a US$2 billion net investment hedge of the currency exposure of the net investments in JNL. There was no ineffective portion of the foreign currency hedge. The gains or losses attributable to the change in the fair value of the forward contracts are reported in other comprehensive income as part of the cumulative translation adjustment. The amount taken to cumulative translation adjustment in 2005 was a loss of £34 million.

        In addition, JNL entered into a collar fair value hedge, which has been hedge accounted for from March 1, 2005. This common stock equity collar transaction was entered into to protect the JNL's unrealized gain of US$5.9 million on an equity investment. There was no ineffective portion of this collar fair value hedge.

Undistributed Policyholder Allocations

        A reconciliation of movements in the undistributed policyholder allocations included in the condensed consolidated US GAAP balance sheets is as follows:

	2005	2004
	(In £ Millions)
Balance at January 1	12,457	9,272
Provision for policyholders' share of earnings (losses) on with-profits business:
Before income tax	9,256	5,412
Income tax	(1,016)	(683)

Net of income tax	8,240	4,729
Cost of policyholders' bonuses declared	(1,963)	(1,750)
Policyholders' share of unrealized investment gains on available-for-sale securities	82	195
Policyholders' share of pension scheme minimum liability	322	41
Foreign exchange adjustment	88	(30)

Balance at December 31	19,226	12,457

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2005

Taxes

        Components of the US GAAP net deferred income tax liability on the condensed consolidated balance sheets at December 31, 2005 and 2004 are as follows:

	2005	2004
	(In £ Millions)
Asset:
Short-term temporary differences	(459)	(716)
Deferred acquisition costs	—	(214)
Long-term business technical provisions and other insurance items	(324)	(475)
Capital allowances	(93)	(36)
Unrealized losses on investments	(216)	(494)
Tax losses carried forward	(67)	(114)

	(1,159)	(2,049)
Valuation allowance	67	114

Total	(1,092)	(1,935)

Liability:
Short-term temporary differences	554	51
Deferred acquisition costs	116	676
Long-term business technical provisions and other insurance items	1,715	937
Capital allowances	81	13
Unrealized gains on investments	1,287	2,016

Total	3,753	3,693

Net deferred income tax liability	2,661	1,758

        As of December 31, 2005, the Group had operating loss carry forwards of £237 million of which £220 million expire between 2006 and 2015, and £17 million do not expire.

        The following table provides an analysis of the balance sheet categories on which deferred tax has been provided.

	2005	2004
	(In £ Millions)
Investments	1,071	993
Deferred acquisition costs	116	437
Policyholder benefit liabilities	834	485
Other liabilities	95	(531)
Other assets	(12)	26
Undistributed policyholder allocations	557	348

	2,661	1,758

Pension Plans

        Prudential's UK staff pension plan, Scottish Amicable's staff pension plan and M&G's staff pension plan are the three primary defined benefit plans that cover substantially all UK-based employees. These plans are non-contributory, with benefits based on employee retirement age, years of service and compensation near retirement. The plans' assets include UK and overseas equity and debt securities, index-linked gilts, unauthorized unit trusts, venture capital investments, property and cash.

        At December 31, 2005 and 2004, plan assets of £147 million and £126 million respectively, relating to M&G pension scheme are invested in Prudential insurance policies. Additionally, the UK staff defined benefit scheme has invested £106 million at December 31, 2005 in policies issued by one of the Group's life insurance subsidiaries. An equal amount is carried as a liability for future policy benefits.

        The status of these defined benefit plans under US GAAP at December 31 was as follows:

	2005	2004
	(In £ Millions)
Change in benefit obligation:
Benefit obligation, beginning of year	4,907	4,624
Service cost	64	67
Interest cost	255	245
Prior service cost	(115)	—
Actuarial loss	492	162
Benefit payments	(194)	(191)

Benefit obligation, end of year	5,409	4,907

Change in plan assets:
Fair value of plan assets, beginning of year	4,220	3,990
Actual return on plan assets	824	390
Employer contributions	29	31
Benefit payments	(194)	(191)

Fair value of plan assets, end of year	4,879	4,220

Funded status end of year:
Plan assets in deficit of benefit obligation	(530)	(687)
Unrecognized net actuarial losses	1,450	1,595
Unrecognized prior service cost	(115)	—

Prepaid benefit cost	805	908

Amounts recognized in the statement of financial position consist of:
Prepaid benefit costs	—	15
Accrued benefit liability	(343)	(536)
Accumulated other comprehensive income	1,148	1,429

Net amount recognized	805	908

Accumulated benefit obligation for all plans	5,223	4,753
Information for pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	5,409	4,767
Accumulated benefit obligation	5,223	4,630
Fair value of plan assets	4,879	4,094

	2005	2004
	(In £ Millions)
Components of net periodic pension cost:
Service cost	64	67
Interest cost	255	245
Expected return on assets	(279)	(276)
Recognized net actuarial losses	91	98

Net periodic pension cost (included in underwriting, acquisition and other operating expenses)	131	134

        The Group's pension plans' accumulated benefit obligation was underfunded by £343 million at December 31, 2005 and £536 million at December 31, 2004. Credits to other comprehensive income of £281 million and £53 million have been made in 2005 and 2004 respectively. In 2005, the accumulated other comprehensive income balance of £1,148 million reflects the prepaid pension asset of £805 million and the excess of the accumulated benefit obligation over the market value of assets of £343 million. The balance in 2004 reflected the prepaid pension asset of £908 million, the excess of the accumulated benefit obligation over the market value of assets of £536 million, and prepaid benefit costs of £15 million.

        This balance has a related deferred tax credit of £181 million in 2005 and £201 million in 2004. Of the net balance of £967 million in 2005, £582 million is attributable to with-profits policyholder business with the remaining £385 million attributable to shareholders. Of the net balance of £1,228 million in 2004, £904 million is attributable to with-profits policyholder business and £324 million attributable to shareholders.

        A revised allocation of the balance relating to the Prudential Staff Pension Scheme between with-profits policyholder business and shareholders has been applied in 2005. Previously the balance of the scheme had been attributed between the with-profits policyholders business and shareholders in the ratio of 80/20. Following extensive analysis of the source of the contributions paid into the scheme over the last ten years, the allocation has been revised to 70/30, thus increasing the shareholders portion.

        Assumed discount rates, guaranteed and discretionary rates of increase in future compensation levels and rates of pension increases used in calculating the projected benefit obligations together with long-term rates of return on plan assets are updated annually to reflect changing economic conditions in the UK where the pension plans are situated.

        The actuarial assumptions used in determining benefit obligations for the years ended December 31, were as follows:

	2005	2004
	%	%
Discount rate	4.80	5.30
Rate of increase in future compensation levels	4.80	4.80
Rate of increase in pension payments for inflation:
Guaranteed (maximum 5%)	2.80	2.80
Guaranteed (maximum 2.5%)*	2.50	2.80
Discretionary*	2.50	2.80

*
The rates of 2.5 per cent shown are those for Prudential Staff Pension Scheme. Assumed rates of increase of pensions in payment for inflation for all other schemes remains at 2.8 per cent in 2005.

        The actuarial assumptions used in determining net periodic pension costs at December 31, were as follows:

	2005	2004
	%	%
Discount rate	5.30	5.40
Rate of increase in future compensation levels	4.80	4.70
Rate of increase in pension payments for inflation	2.80	2.70
Expected long-term return on plan assets	6.70	7.10

        The long-term expected rate of return has been taken to be the weighted average (by market value) of the long-term expected rates of return on each major asset class shown below. This is applied in calculating the net periodic pension cost in the following year.

	2005	2004
	%	%
Percentage of plan assets:
Equity	52	61
Bonds	34	25
Real estate	12	13
Other	2	1

Total	100	100

	2005	2004
	%	%
Long-term expected rate of return:
Equity	7.10	7.50
Bonds	4.50	5.00
Real estate	6.40	6.80
Other	4.50	4.75

Total	6.10	6.75

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

        As a result of a review of the Scheme's asset allocation strategy in 2004, a revised benchmark has been established. The target allocation at December 31, 2005 and 2004, is as follows:

Equities	55.0%
Bonds	32.5%
Property	12.5%

        The investment policies and strategies for the other two defined benefit schemes, the M&G Group Pension Scheme and the Scottish Amicable Staff Pension Scheme follow similar principles, but have different target allocations, reflecting the particular requirements of the schemes.

        The benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the succeeding five fiscal years, are as follows:

Estimated Future Benefit Payments

(In £ Millions)
2006	196.6
2007	199.0
2008	201.6
2009	205.1
2010	208.7
2011–2015	1,125.5

        The employer contribution in 2006 is anticipated to be £85 million.

Goodwill and Other Intangibles

        The Group performs an annual impairment testing, in conjunction with its planning process. This testing resulted in an impairment charge relating to the purchased goodwill recognized for the Japanese life business as described below.

        The following table provides an analysis of goodwill under US GAAP. Goodwill is classified within "Intangible assets" on the consolidated balance sheets.

	UK Operations	US Operations	Asian Operations	UK Banking Operations	Total
	(In £ Millions)
Goodwill, as of December 31, 2003	1,921	110	341	7	2,379
Acquisitions during the year	507	—	—	—	507
Disposal of subsidiary undertaking	(78)	(42)	—	(7)	(127)

Goodwill, as of December 31, 2004	2,350	68	341	—	2,759
Acquisitions during the year	150	—	1	—	151
Disposal of subsidiary undertaking	(312)	—	—	—	(312)
Impairment charge	—	—	(134)	—	(134)

Goodwill, as of December 31, 2005	2,188	68	208	—	2,464

        Acquisitions and disposals including those relating to life fund venture capital holdings in which the Group is deemed to have a controlling interest are reported in Note H8 and I6.

        The impairment charge in Asian Operations of £134 million related to the full impairment of the goodwill of the Japanese life business. The Group purchased Orico Life Insurance Company of Japan during 2001. Purchased goodwill arising on the transaction was £139 million. Prior to the adoption of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" (FAS 142) £5 million of this purchased goodwill was amortized through the statement of income. The development of the Japanese life business has been slower than expected and trading conditions in Japan remain tough. During 2003, Prudential scaled back its Japanese operations to focus on higher value distribution channels and more profitable products. Although the operation is now more efficient, with lower expense levels and progress being made to establish new distribution channels, the Japanese life market remains very challenging. As a result, during 2005, the Group has fully impaired £134 million of the purchased goodwill associated with this business.

        The Group's other intangible assets represent the present value of in-force business and continue to be subject to amortization.

	2005	2004
Present value of in-force business:
Gross carrying amount	514	514
Accumulated amortization	(312)	(277)
Exchange adjustment	8	(1)

Net carrying amount	210	236

        The change in the net carrying amount of other intangible assets relates to amortization charges of £35 million and £36 million and favourable exchange movements of £9 million and adverse exchange movements of £6 million in 2005 and 2004, respectively.

        The estimated aggregate other intangible assets amortization expense for the succeeding five years is as follows:

(In £ Millions)
2006	24
2007	13
2008	12
2009	12
2010	12

Pension Mis-selling Provision

        The components of the pension mis-selling provision at December 31, 2005 (set out in Note H14) relating to future benefit payments were discounted at 4.90 per cent. in accordance with rules and guidelines issued by the UK Regulator, the Financial Services Authority. The undiscounted amounts, including expected internal and external legal and administrative costs of adjudicating, processing and settling these claims, at December 31, 2005 expected to be paid in each of the years ending December 31 are as follows:

(In £ Millions)
2006	188
2007	36
2008	24
2009	19
2010	18
Thereafter	532

Total undiscounted amount	817
Aggregate discount	(294)

Pension mis-selling provision	523

Stock-based Compensation

        Compensation expense for stock option plans is recorded if the market price of the underlying shares on the measurement date exceeds the option exercise price. In 2005, there was a compensation expense of £15 million recorded under US GAAP for stock option plans compared to compensation expense of £4 million for 2004.

        If the Group had determined compensation expense based on the fair value of the options at the grant date for its share options and awards granted after December 15, 1994 under Statement of

Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (FAS 123), the Group's pro forma earnings would have been as follows:

	2005		2004
	(In £ Millions except per share amounts)
Net income:
As reported	1,192		91
Add: Total stock-based employee compensation cost, net of related tax effects, included in reported net income	15		4
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards granted since December 15, 1994, net of related tax effects	(15)		(7)

Pro forma	1,192		88

Basic earnings per share:
As reported	50.4	p	4.3	p
Pro forma	50.4	p	4.1	p
Diluted earnings per share:
As reported	50.3	p	4.3	p
Pro forma	50.3	p	4.1	p

        In accordance with FAS 123, the pro forma amounts include only the effects of share options and awards granted since December 15, 1994 and are not necessarily indicative of future pro forma net income.

Variable interest entities

        The implementation of FIN 46-R in 2004 has resulted in the Group consolidating a number of VIEs from 2004. These VIEs are all either funds holding collateralized debt obligations (CDO funds) or authorized investment funds managed by the Group's fund management operations. The impact of consolidating these CDO funds in 2004 was a post-tax transitional charge to net income of £1 million.

        The three CDO funds that have been consolidated by the Group were all established and incorporated in the Netherlands and organized to take advantage of bond market arbitrage opportunities. The Group serves as an investment advisor to these CDO funds which contain aggregate assets of £897 million and £915 million at December 31, 2005 and 2004 respectively. These assets are primarily invested in a variety of debt securities acquired from third parties. The CDO funds, in turn, issued tranched collateralized debt securities to third parties as well as to the following Group subsidiaries: the PAC life fund and Egg. The total liabilities within the CDO funds (before elimination of Group subsidiaries' balances of £113 million) at December 31, 2005 were £916 million, of which £874 million relates to debt tranches carried at unpaid principal balance, £30 million relates to fair value adjustment of derivative and £12 million relates to interest payable balances. The total liabilities within the CDO funds (before elimination of Group subsidiaries' balances of £114 million) at December 31, 2004 were £932 million, of which £892 million relates to debt tranches carried at unpaid principal balance, £27 million relates to fair value adjustment of derivative and £13 million relates to interest payable balances. The Group also assessed management fees on these three CDO funds of £3.1 million and £2.8 million during the years ended December 31, 2005 and 2004 respectively. The collateralized debt obligations reside in bankruptcy remote special purpose entities, or SPEs, to which the Group provides neither recourse nor guarantees. The Group's financial exposure to these CDO funds stems from the direct investments by the PAC life fund and Egg in certain debt and subordinated interests issued by these CDO funds, which together amounted to a fair value of £94 million at December 31, 2005 and £96 million at December 31, 2004.

        In addition to the CDO funds, the Group has consolidated a number of authorized investment funds where it is the primary beneficiary of those funds. The funds are managed by the Group's investment management operations. Prior to December 31, 2003, the Group had accounted for its interests in the authorized investment funds at fair value in the equity securities caption of the balance sheet. The Group's financial exposure to these authorized investment funds arises from the direct investment by the Group's insurance funds, which was £4.9 billion as at December 31, 2005 and £3.9 billion as at December 31, 2004.

        At December 31, 2005, the carrying amounts and classification of consolidated assets relating to these authorized investment funds were equity securities of £4.2 billion, fixed maturities of £0.4 billion, investment properties of £0.4 billion and other assets and liabilities net of £0.1 billion in the consolidated US GAAP balance sheet. There was no impact on net income or shareholders' equity as a result of consolidating these funds, although total assets and total liabilities both increased by £0.2 billion after reflecting consolidated minority interests in these funds. The Group provides no recourse or guarantees to these minority interests. In addition, £0.9 billion was reclassified from equity securities to fixed maturities, investment properties, other assets and liabilities at December 31, 2005.

        At December 31, 2004, the carrying amounts and classification of consolidated assets relating to these authorized investment funds were equity securities of £3.8 billion and fixed maturities of £0.2 billion, and other assets of £0.1 billion in the consolidated US GAAP balance sheet. There was no impact on net income or shareholders' equity as a result of consolidating these funds, although total assets and total liabilities both increased by £0.2 billion after reflecting consolidated minority interests in these funds. The Group provides no recourse or guarantees to these minority interests. In addition, £0.3 billion was reclassified from equity securities to fixed maturities and other assets at December 31, 2004.

New Accounting Pronouncements

Recently Adopted Accounting Pronouncements

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

        In contrast, the IFRS to US GAAP reconciliation of net income reflects a post tax shareholder charge of £522 million. This reflects the impact of SOP 03-1 on the policyholder benefit provisions of Jackson National Life which is valued in accordance with US GAAP with appropriate adjustments for IFRS reporting purposes.

Separate Account Presentation

i)
Reclassifying SAIF non-qualifying separate accounts to general account

        Prior to January 1, 2004, the assets and liabilities of the Scottish Amicable Insurance Fund (SAIF), a fund acquired in 1997 that is closed to new business, were included in separate accounts in order to reflect the ring fenced nature of the fund. US GAAP recorded a nil post-tax result. As SAIF was accounted for as separate accounts under US GAAP, however, it was necessary for a pre-tax shareholder result to be recorded. The amount of this result was equal and opposite to the amount of tax charge borne by SAIF.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2005

(i) Adoption of SOP 03-1 (continued)

        Under US GAAP this result now reflects the change in valuation basis for real estate. The impact of this valuation change (and future depreciation charges) will be borne by shareholders, because policyholder benefit liabilities and undistributed policyholder allocations will continue to reflect the SAIF policyholders' 100 per cent interest in the net appreciated fair value of real estate. Future realized gains (or losses) relating to the difference between fair value and depreciated cost on the sale of SAIF real estate will be credited (or charged) to shareholders when the sale occurs. As part of the equitable distribution of the SAIF sub-fund to qualifying policyholders, all investments, including real estate, must be realized over the lifetime of the remaining in force SAIF policies.

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

        Real estate previously held in separate account assets at fair value has been reclassified to the general account at depreciated historic cost, resulting in a charge to net income of £118 million (net of taxes of £51 million) in 2004.

        With the exception of the change in accounting for real estate and the related deferred tax, after tax net income will not be altered for these separate account asset reclassifications. The impact of the real estate valuation change (and future depreciation charges) will be borne by shareholders, because policyholder benefit liabilities will continue to reflect the policyholders' 100 per cent interest in the net appreciated fair value of real estate. Future realized gains (or losses) relating to the difference between fair value and depreciated cost on the sale of these real estate assets will be credited (or charged) to shareholders.

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

        Variable annuity contracts written by Jackson National Life may provide for guaranteed minimum death benefits ("GMDB"), guaranteed minimum income benefits ("GMIB") and guaranteed minimum withdrawal benefits ("GMWB"). The GMDB stipulates that the contract holder's beneficiary will receive a return of premium plus some minimum return (e.g., 2 per cent per year), irrespective of the actual value of the investments under the contract at the time of death. The GMIB provides for a minimum floor level of benefits upon annuitization, regardless of the actual value of the investments under the contract at the time of annuitization. A waiting period (e.g., 7 to 10 years) is typically required before annuitization can be elected. The GMWB provides a guaranteed return of principal invested by allowing for periodic withdrawals of no more than a specified percentage (e.g., 7 per cent) of the initial premium each year, regardless of the value of the investments under the contract. Reserves held for these minimum guarantees are general account liabilities of Jackson National Life. These reserves were computed prior to the adoption of SOP 03-1 in a manner consistent with the requirements of the SOP and therefore adoption of the SOP did not have any effect related to the liability for these guaranteed benefits. As at December 31, 2004, the amounts of separate account liability benefits subject to various guaranteed benefits were as follows: £4,325 million relating to GMDBs; £752 million relating to GMIBs; and, £997 million relating to GMWBs.

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

        The following table details the aggregate fair value of assets supporting separate accounts as at December 31, 2004:

US GAAP Separate account assets
Fixed maturities	25
Equity securities	5,495
Other investments	11

Total investments	5,531
Other assets	—

Total Assets	5,531

Other changes as a result of SOP 03-1

i)
Annuitization liability on two-tier annuities

        Jackson National Life has a closed block of two-tier annuities, for which one fund value (lower tier) is available upon maturity or surrender of the policy, and another fund value (higher tier) is available upon annuitization. Before implementation of SOP 03-1 the liability held on account of such policies was the higher tier fund. SOP 03-1 specifies that the liability for such contracts shall be based on the amount available in cash at maturity (lower tier), plus a liability related to future excess amounts paid to policyholders expected to annuitize. Since these costs in excess of the lower tier will be incurred in future years, and since not all contract holders are expected to annuitize, the annuitization liability established under the SOP is less than the difference between the lower and higher tier funds. This results in a reduction of reserves of £4 million (net of related taxes of £3 million) upon implementation of the SOP in 2004.

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

        The implementation of FIN 46-R has resulted in the Group consolidating a number of VIEs from 2004. These VIEs are all either fund holdings collateralized debt obligations (CDO funds) or authorized investment funds managed by the Group's fund management operations.

        Prior to December 31, 2003, the Group had accounted for its interests in the CDO funds at fair value with both realized and unrealized changes in fair value taken to the profit and loss account. As of January 1, 2004, the Group consolidated the CDO funds under the transitional guidance of FIN 46-R and the ongoing guidance in ARB 51. FIN 46-R encourages but does not require restatement of previously issued financial statements. The Group has elected to not restate its prior year financial statements.

        The carrying amounts and classification of consolidated assets that are collateral for the three CDO funds consolidated by the Group are cash of £49 million and fixed maturities of £866 million in the 2004 condensed consolidated US GAAP balance sheet. The impact of consolidating these three CDO funds was a post-tax charge to US GAAP shareholders' net income of £1 million on transition to FIN 46-R. This non-cash charge to earnings primarily relates to realized and unrealized investment and derivative cash flow gains (losses) within the CDO funds, the external holdings of which will ultimately be borne by third-party investors in the non-recourse collateralized obligations. Accordingly, these losses and any future gains or losses under this method of consolidation attributable to third party investors will ultimately reverse upon deconsolidation, maturity or other liquidation of the non-recourse collateralized obligations. To the extent the investments are held by the PAC life fund, 90 per cent of the loss is absorbed by the undistributed policyholder allocations account.

        US GAAP requires consolidation of all of the assets and liabilities of these CDO funds, which results in the recognition of realized and unrealized losses even though the Group has no legal obligation to fund such losses in the settlement of the collateralized obligations. The FASB continues to evaluate the various technical implementation issues related to consolidation accounting and issuing new implementation guidances. The Group will continue to assess the impact of any new implementation guidance issued by the FASB as well as evolving interpretations among accounting professionals. Additional guidance and interpretations may affect the Group's application of consolidation accounting in future periods.

        In addition to the CDO funds, the Group has consolidated a number of authorized investment funds where it is the primary beneficiary of those funds. The funds are managed by the Group's investment management operations. Prior to December 31, 2003, the Group had accounted for its interests in the authorized investment funds at fair value in the equity securities caption of the balance sheet. The Group's financial exposure to these authorized investment funds arises from the direct investment by the Group's insurance funds, which was £4.9 billion as at December 31, 2005 and £3.9 billion as at December 31, 2004.

Adoption of EITF 03-1 and FSP Nos. FAS 115-1 and FAS 124-1

        In March 2004, the Emerging Issues Task Force (EITF) reached a final consensus on Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" (EITF 03-1). The EITF consensus would have been effective for interim and annual reporting periods after June 15, 2004. In September 2004, the FASB staff issued FSP 03-1-1, "Effective Date of Paragraphs 10-20 of EITF 03-1, The Meaning of Other Than Temporary Impairment", which delayed the effective date for the recognition and measurement guidance included in EITF 03-1. The EITF 03-1 disclosure requirements were not delayed and were implemented by the Group in 2004.

        In November 2005, the FASB issued FSP Nos. FAS 115-1 and FAS 124-1 "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". This FASB Staff Position (FSP) nullifies certain requirements of EITF 03-1 and supersedes EITF Topic No. D-44, "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." This FSP specifically nullifies the guidance in EITF 03-1 for determining whether impairment is other-than-temporary and references existing other-than-temporary impairment guidance. However, it carries forward the requirements in EITF 03-1 with respect to cost-method investments, disclosure requirements and related examples in EITF 03-1.

        FSP Nos. FAS 115-1 and FAS 124-1 are effective for reporting periods beginning after December 15, 2005. As mentioned above, the Group has adopted the disclosure requirements of EITF 03-1, which were effective in 2004 and carry forward to this FSP. The Group is currently assessing the impact of FSP Nos. FAS 115-1 and FAS 124-1 but does not expect any material impact on its results of operations, financial condition and liquidity.

Adoption of FAS 132-R

        On December 23, 2003, the FASB issued Statement of Financial Accounting Standard No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Post Retirement Benefits, an amendment of FASB Statements Nos. 87, 88 and 106, and a revision of FASB Statement No. 132" (FAS 132-R). FAS 132-R requires additional detailed disclosures regarding pension plan assets, benefit obligations, cash flows, benefit costs and related information. FAS 132-R does not change plan measurement or recognition criteria. With the exception of certain disclosures including disclosures related to foreign plans, the new disclosures are effective for fiscal periods ending after December 15, 2003. Companies with foreign plans may defer certain disclosures until fiscal years ending after June 15, 2004. The Group has implemented the disclosure requirements of FAS 132-R in 2004. The disclosure requirements are included above in the section headed 'Pension Plans'.

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

        EITF 02-14 is effective for reporting periods beginning after September 15, 2004. For investments that are in-substance common stock but that were not accounted for under the equity method prior to the consensus, the effect of adoption should be reported as a change in accounting principle. For investments that are not common stock or in-substance common stock but that were accounted for under the equity method of accounting prior to the consensus, the equity method of accounting should be discontinued prospectively from the date of adoption and the investor should evaluate whether the investment should be prospectively accounted for under SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" or the cost method under APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock". The adoption of EITF 02-14 did not have a material impact on the Group's results of operations, financial condition and liquidity.

Adoption of EITF 03-16

        In March 2004, the EITF reached a final consensus on Issue 03-16, "Accounting for Investments in Limited Liability Companies" (EITF 03-16). EITF 03-16 requires investors in limited liability corporations that have specific ownership accounts to follow the equity method for investments that are more than minor (e.g. greater than 3 per cent ownership interest) as prescribed in SOP 78-9, "Accounting for Investments in Real Estate Ventures", and EITF Topic No. D-46, "Accounting for Limited Partnership Investments".

        Investors that do not have specific ownership accounts or minor ownership interests should follow the significant influence model prescribed in APB Opinion No. 18 for corporate investments. EITF 03-16 excludes securities that are required to be accounted for as debt securities based on the guidance in paragraph 14 of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and

Extinguishments of Liabilities", and EITF 99-20. EITF 03-16 is effective for quarters beginning after June 15, 2004 and should be applied as a change in accounting principle. The adoption of Issue 03-16 did not have a material impact on the Group's results of operations, financial condition or liquidity.

Adoption of EITF 03-13

        In November 2004, the EITF reached a consensus on Issue 03-13 "Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations" (EITF 03-13). This EITF provides guidance and clarification on determining if a component of an entity that either has been disposed of or classified as held for sale should be reported as discontinued operations. Guidance is provided on how to evaluate whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity. An assessment of whether these continuing cash flows are direct or indirect is required. This EITF is to be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004. The adoption of EITF 03-13 did not have a material impact on the Group's results of operations, financial condition or liquidity.

Adoption of FAS No. 123R

        In December 2004, the FASB issued Financial Accounting Standard No. 123-R "Share-Based Payment" (FAS 123-R) which replaces SFAS No. 123 and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". FAS 123-R requires all companies to recognize compensation costs for share-based payments to employees, based on the grant-date fair value of the award for financial statements for reporting periods beginning after June 15, 2005. This Statement applies to all awards granted after the effective date (June 15, 2005), and to awards modified, repurchased or cancelled after that date. The Group is required to apply this statement using a modified version of prospective adoption option.

        For the year ended December 31, 2005 the Group had recorded stock based compensation expense using APB 25 and provided prominent disclosures in both annual and interim statements about the method under FAS 123-R and its effect on reported results of accounting for share-based employee compensation. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition.

Adoption of FAS 154

        In May 2005, the FASB issued Financial Accounting Standard No. 154 "Accounting Changes and Error Corrections—a replacement of APB No. 20 and FAS No. 3" (FAS 154). FAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. FAS 154 also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. FAS 154 is not expected to have an immediate material impact on the Group's results of operations and financial statements.

Adoption of FIN 47

        In March 2005, the FASB issued FASB Interpretation No. 47 (FIN 47), "Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143". FIN 47 is effective no later than the end of fiscal years ending December 15, 2005. FIN 47 clarifies the term conditional asset retirement obligation as used in FAS 143 which refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. In addition, FIN 47 clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The adoption of FIN 47 did not have a material impact on the Group's results of operations, financial condition and liquidity.

Adoption of EITF 04-5

        In June 2005, the EITF reached a consensus on Issue 04-5, "Determining Whether A General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" (EITF 04-5). The EITF provides guidance on how to evaluate whether a partnership is controlled by a general partner when a limited partner has certain rights. The general partner is presumed to control a limited partnership regardless of the extent of the general partners' ownership interest. This EITF provides guidance on the assessment of whether the rights of limited partners should overcome the presumption of control by the general partner. This EITF is effective after June 29, 2005 for general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreements are modified. The adoption of EITF 04-5 in this respect did not have a material impact on the Group's results of operations, financial condition and liquidity. This EITF is effective no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005 for general partners in all other limited partnerships. The Group is currently assessing the impact of EITF 04-5 on all other limited partnerships.

Adoption of DIG B16 (Revised)

        In June 2005, the FASB issued a revised DIG B16 "Embedded Derivatives: Calls and Puts in Debt Instruments". DIG B16 was originally issued in 2000 and was revised in June 2005 as a result of the effect of FAS 149 "Amendment of Statement 133 on Derivative Investments and Hedging Activities". The revised DIG B16 is effective immediately. The adoption of DIG B16 (Revised) did not have a material impact on the Group's results of operations, financial condition or liquidity.

Accounting Standards Not Yet Adopted

DIG B38

        In June 2005, the FASB issued guidance in Statement No. 133 Implementation Issue No. B38, "Embedded Derivatives: Evaluation of Net Settlement with respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option" (DIG B38). This DIG B38 is

effective on the first day of the first quarter beginning after December 15, 2005. The Group is currently assessing the impact of DIG B38 on its results of operations, financial condition and liquidity.

DIG B39

        In June 2005, the FASB issued guidance in Statement No. 133 Implementation Issue No. B39, "Embedded Derivatives: Application of Paragraph 13 (b) to Call Options That Are Exercisable Only by the Debtor" (DIG B39). This DIG B39 is effective on the first day of the first quarter beginning after December 15, 2005. The Group is currently assessing the impact of DIG B39 on its results of operations, financial condition and liquidity.

SOP 05-1

        In September 2005, the AsSEC of AICPA issued Statement of Position 05-1 "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts".

        This SOP provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in FAS 97 "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration and for Realized Gains and Losses from the Sale of Investments". SOP 05-1 sets out conditions to determine whether contract modifications are considered as internal replacements and result in a replacement contract that is substantially changed from the replaced contract. SOP 05-1 then requires un-amortized deferred acquisition costs, unearned revenue liabilities and deferred sales inducement assets from replaced contract in an internal replacement transaction that results in a substantially changed contract not to be deferred in connection with the replacement contract.

        This SOP is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Group is currently assessing the impact of SOP 05-1 on its results of operations, financial condition and liquidity.

FAS 155

        In February 2006, the FASB issued Financial Accounting Standard No. 155 "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140" (FAS 155). FAS 155 amends FAS 133 "Accounting for Derivative Instruments and Hedging Activities" and FAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities".

        FAS 155 permits, by election, fair value remeasurement for an entire hybrid financial instrument containing an embedded derivative that otherwise would require bifurcation and measuring only the embedded derivative on fair value basis. In addition, FAS 155 establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation.

        FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begin after September 15, 2006. The Group is currently assessing the impact of FAS 155 on its results of operations, financial condition and liquidity.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Members of Prudential plc

        Under date of June 28, 2006, we reported on the consolidated balance sheets of Prudential plc ("the Company") and its subsidiaries (collectively, "the Group") as of December 31, 2005 and 2004, and the related income statements, statements of changes in equity, and cash flow statements for each of the years in the two-year period ended December 31, 2005, prepared in conformity with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), which are included herein. We have also reported on the consolidated profit and loss accounts, consolidated statement of total recognized gains and losses, reconciliation of movements in consolidated shareholders' capital and reserves, and consolidated statements of cash flows from general business and shareholders' fund for the year ended December 31, 2003, which report is dated June 24, 2005 and is included in the Company's annual report on Form 20-F for the year ended December 31, 2004. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related condensed financial statement schedule included herein and appearing on pages S-3 to S-13, which has been prepared in accordance with UK generally accepted accounting principles (UK GAAP). This condensed financial statement schedule is the responsibility of the Group's management. Our responsibility is to express an opinion on this schedule based on our audits.

        In our opinion, such condensed financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

        As further described in Note 1, as allowed upon initial adoption of Financial Reporting Standards 25 and 26 regarding financial instrument accounting and presentation, the Company has elected to adopt these standards on a prospective basis effective January 1, 2005.

June 28, 2006	By:	/s/ KPMG AUDIT PLC KPMG Audit Plc London, England

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

PROFIT AND LOSS ACCOUNTS (UK GAAP BASIS)

Years ended December 31

	2005	Restated 2004	Restated 2003
	(In £ Millions)
Investment income*	654	519	678
Investment expenses and charges	(445)	(352)	(270)
Other charges:
Corporate expenditure*	(30)	(76)	(73)
Provision against loans	(41)	(33)	(75)
Foreign currency exchange gains	(113)	33	58

Profit on ordinary activities before tax*	25	91	318
Tax on profit on ordinary activities	93	34	30

Profit for the financial year*	118	125	348

*
The figures for these lines have been restated for the implementation of FRS 17 and FRS 21 in 2005 (see note 1 of the Notes to the Condensed Financial Statement Schedule).

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

BALANCE SHEETS (UK GAAP BASIS)

December 31

	2005	Restated 2004
	(In £ Millions)
Fixed assets
Investments:
Shares in subsidiary undertakings	5,175	5,629
Loans to subsidiary undertakings	2,697	2,129

	7,872	7,758

Current assets
Debtors:
Amounts owed by subsidiary undertakings	1,511	1,085
Other debtors	56	38
Cash at bank and in hand	121	325

	1,688	1,448

Less liabilities: amounts falling due within one year
Debenture loans	—	(130)
Commercial paper	(1,461)	(1,228)
Other borrowings	—	(3)
Derivative liability	(37)	—
Amounts owed to subsidiary undertakings	(805)	(621)
Tax payable	(171)	(170)
Sundry creditors	(37)	(36)
Accruals and deferred income	(41)	(44)

	(2,552)	(2,232)

Net current liabilities*	(864)	(784)

Total assets less current liabilities*	7,008	6,974
Less liabilities: amounts falling due after more than one year
Subordinated liabilities	(1,646)	(1,429)
Debenture loans	(798)	(800)
Other borrowings	(11)	(9)
Amounts owed to subsidiary undertakings	(2,016)	(1,959)

	(4,471)	(4,197)

Total net assets (excluding pension liabilities)*	2,537	2,777
Pension liabilities (net of related deferred tax)*	(80)	(83)

Total net assets (including pension liabilities)*	2,457	2,694

Capital and reserves
Share capital	119	119
Share premium	1,564	1,558
Profit and loss account*	774	1,017

Shareholders' funds*	2,457	2,694

*
The figures for these lines have been restated for the implementation of FRS 17 and FRS 21 in 2005 (see note 1 of the Notes to the Condensed Financial Statement Schedule).

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES (UK GAAP BASIS)

Years ended December 31

	2005	Restated* 2004	Restated* 2003
Profit for the financial year	118	125	348
Actuarial loss recognized in the pension scheme (net of related deferred tax)	(21)	(7)	(6)

Total recognized gains relating to the financial year	97	118	342

Prior year adjustments	169

Total gains recognized since last report	266

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' CAPITAL
AND RESERVES (UK GAAP BASIS)

	Number of Ordinary Shares	Ordinary Share Capital	Share Premium	Retained Profit and Loss Reserve	Total
	(In Millions)	(In £ Millions)
January 1, 2003 as previously reported	2,002	100	550	1,076	1,726
Prior year adjustments—FRS 17 and FRS 21	—	—	—	108	108

January 1, 2003 as restated*	2,002	100	550	1,184	1,834
Total recognized gains relating to 2003	—	—	—	342	342
Dividends*	—	—	—	(447)	(447)
New share capital subscribed	7	—	30	—	30
Transfer for shares issued in lieu of cash dividends	—	—	(27)	27	—

January 1, 2004 as previously reported	2,009	100	553	969	1,622
Prior year adjustments—FRS 17 and FRS 21	—	—	—	137	137

January 1, 2004 as restated*	2,009	100	553	1,106	1,759
Total recognized gains relating to 2004	—	—	—	118	118
Dividends*	—	—	—	(323)	(323)
Proceeds from rights offering, net of expenses	339	17	1,004	—	1,021
Other new share capital subscribed	27	2	117	—	119
Transfer for shares issued in lieu of cash dividends	—	—	(116)	116	—

December 31, 2004 as previously reported	2,375	119	1,558	848	2,525
Prior year adjustments—FRS 17 and FRS 21	—	—	—	169	169

December 31, 2004 as restated*	2,375	119	1,558	1,017	2,694
Transitional adjustment on adoption of FRS 26	—	—	2	(13)	(11)

January 1, 2005 as restated	2,375	119	1,560	1,004	2,683
Total recognized gains relating to 2005	—	—	—	97	97
Dividends	—	—	—	(378)	(378)
New share capital subscribed	12	—	55	—	55
Transfer for shares issued in lieu of cash dividends	—	—	(51)	51	—

December 31, 2005	2,387	119	1,564	774	2,457

*
The figures for these lines have been restated for the implementation of FRS 17 and FRS 21 in 2005 (see note 1 of the Notes to the Condensed Financial Statement Schedule).

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

STATEMENTS OF CASH FLOWS (UK GAAP BASIS)

Years ended December 31

	2005	Restated* 2004	Restated* 2003
	(In £ Millions)
Operations
Net cash inflow from operating activities before interest and tax	567	441	617
Interest paid	(390)	(357)	(261)
Taxes recovered	95	20	88
Acquisitions and disposals
Investment in shares in subsidiary undertakings	(153)	(1,010)	—
Equity dividends paid	(378)	(323)	(447)

Net cash outflow before financing	(259)	(1,229)	(3)

Financing
Issues of ordinary share capital	55	1,140	30
Issue of borrowings, net of repayment	24	132	636
Issue (repayment) of commercial paper to support a short-term fixed income securities reinvestment program	404	23	(200)
Movement in net amount owed to subsidiary undertakings	(257)	(67)	77

Net cash inflow from financing	226	1,228	543

Net cash (outflow) inflow for the year	(33)	(1)	540

Reconciliation of profit on ordinary activities before tax to net cash inflow from operations
Profit on ordinary activities before tax*	25	91	318
Add back: interest charged	411	352	270
Adjustments to non-cash items:
Fair value adjustments on derivatives	34	—	—
Pension scheme credit	(35)	—	—
Exchange movements	112	(33)	(50)
Provision against loans	41	33	75
Increase in debtors*	(23)	(17)	(4)
Increase in creditors*	2	15	8

Net cash inflow from operating activities	567	441	617

*
The figures for these lines have been restated for the implementation of FRS 17 and FRS 21 in 2005 (see note 1 of the Notes to the Condensed Financial Statement Schedule).

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

NOTES TO THE CONDENSED FINANCIAL STATEMENT SCHEDULE

December 31, 2005

1 Accounting Policies

        The financial statements of the parent company are prepared in accordance with applicable accounting standards under UK Generally Accepted Accounting Practice (UK GAAP), including Financial Reporting Standards (FRS) and Statements of Standard Accounting Practice (SSAP). This is in line with the parent company's UK statutory basis of reporting for the year ended December 31, 2005.

Changes in accounting policies

        The parent company has implemented the following UK GAAP accounting standards in preparing its results for the year ended December 31, 2005. All of these standards closely reflect the requirements of International Financial Reporting Standards (IFRS) and form part of the implementation of IFRS in the UK.

FRS 17, 'Retirement Benefits'

        The main effect of the adoption of FRS 17 in 2005 is the recognition of a surplus or deficit in respect of the defined benefit pension schemes on the balance sheet. The parent company is assuming a portion of the pension deficit of the Group's largest pension scheme, the Prudential Staff Pension Scheme (PSPS). For 2004 and prior years, the parent company was assuming a portion 20 per cent of the PSPS pension deficit. Subsequent to 2004, additional analysis has been undertaken in 2005 and the portion assumed by the parent company was reassessed to 30 per cent for 2005 onwards. The effect of this change in policy and attribution of the PSPS deficit to the parent company is to decrease shareholders' funds at December 31, 2005 and 2004 by £80 million and £83 million respectively. Overall, the adoption of FRS 17 has effect of increasing profit after tax for the years ended December 31, 2005, 2004 and 2003 by £24 million, £1 million and £2 million respectively and increasing (decreasing) total recognized gains and losses for the years ended December 31, 2005, 2004 and 2003 by £3 million, £(6) million and £(4) million respectively.

FRS 21, 'Events after the Balance Sheet Date'

        The main effect of FRS 21 on the parent company is that dividends declared after the balance sheet date in respect of the previous reporting period are no longer to be considered as 'adjusting events'. Accordingly, an accrual is no longer made in the profit and loss account. This relates to both dividends paid and received by the parent company.

        In relation to dividends paid by the parent company. the adoption of FRS 21 has the impact of increasing shareholders' funds at December 31, 2005 and 2004 level by £267 million and £252 million.

        In relation to dividends received by the parent company from subsidiary undertakings, the adoption of FRS 21 has the impact of increasing profit after tax for the year ended December 31, 2003 by £160 million. There was no impact on the profit for the years ended December 31, 2005 and 2004.

        FRS 23, 'The Effects of Changes in Foreign Exchange Rates', FRS 24, 'Financial Reporting in Hyperinflationary Economies', FRS 25, 'Financial Instruments: Disclosures and Presentation' and FRS 26, 'Financial Instruments: Measurement'

        The Accounting Standards Board (ASB) published FRS 23, FRS 24, FRS 25 and FRS 26 in December 2004. These accounting standards are, in effect, part of a package of UK standards comprising FRS 23, FRS 24, the disclosure requirements of FRS 25 and FRS 26.

        Listed entities, such as the parent company, preparing their financial statements in accordance with UK requirements, are required to comply with the entire package of standards for accounting periods beginning on or after January 1, 2005.

        The main impacts of the adoption of these standards are described below:

FRS 23, 'The Effects of Changes in Foreign Exchange Rates'

        The main requirements of this standard relate to fair value adjustments on acquisitions treated as assets of acquired foreign operations and the recycling of cumulative translation adjustment from January 1, 2004 on disposal of foreign operations. This standard applies prospectively to acquisitions and disposals occurring after the effective date of January 1, 2005. There is no impact on the balance sheet and profit and loss account in the year upon the adoption of this standard.

FRS 24, 'Financial Reporting in Hyperinflationary Economies'

        The adoption of this standard has no impact on the results of the parent company.

FRS 25, 'Financial Instruments: Disclosures and Presentation'

        FRS 25 is based on the text of IAS 32, 'Financial Instruments: Disclosures and Presentation' as at March 31, 2004, incorporating the revised version of IAS 32 issued by the International Accounting Standards Board (IASB) in December 2003 and includes amendments made by IFRS 4, 'Insurance Contracts'.

        The presentation requirements of FRS 25 are applicable to the parent company as at January 1, 2005. The parent company has taken advantage of the provisions within FRS 25 that waive the requirement to restate comparatives. The main presentation adjustment resulting from FRS 25 relates to the parent company's derivatives. Previously, under UK GAAP, the parent company's carrying value of derivatives has been recorded on a basis that nets asset and liability amounts of individual derivatives. Under FRS 25, there is a requirement that assets and liabilities should not be netted in the balance sheet unless counterparty offset applies. Accordingly, under FRS 25, derivative assets and liabilities have been included gross in the balance sheet.

FRS 26, 'Financial Instruments: Measurement'

        FRS 26 is based on the text of IAS 39, 'Financial Instruments: Recognition and Measurement' as at March 31, 2004, incorporating the revised version of IAS 39 issued by the IASB in December 2003 together with the amendments to IAS 39 on 'Fair Value Hedge Accounting for a Portfolio Hedge of Interest Rate Risk' and those made by IFRS 4.

        The significant adjustments for the parent company resulting from FRS 26 arise primarily in respect of the valuation of derivative financial instruments and borrowings. Previously, derivative financial instruments held by the parent company, depending on their nature and purpose, were either accounted for at fair value or treated as a hedge and accounted for on an accrual or deferral basis. Under FRS 26, derivative financial instruments are carried at fair value with value movements being recorded in the profit and loss account. Hedge accounting, whereby value movements on derivatives and hedged items are recorded together in the profit and loss account, is permissible only if certain criteria are met regarding the establishment of documentation and continued measurement of hedge effectiveness. In addition to the valuation of derivative financial instruments, FRS 26 has also resulted in a change in terms of the application of the effective interest rate method to amortize borrowings.

        The adoption of FRS 26 has the impact of reducing the profit before tax for the year ended December 31, 2005 by £34 million and the shareholders' funds at December 31, 2005 by £35 million. This FRS is to be applied retrospectively. However, the parent company has taken advantage of the provisions within FRS 26 that allows comparative information not to be restated to comply with this standard.

Prior Year Adjustments

        Details of the overall effect of the prior year adjustments arising from the implementation of FRS 17 and FRS 21 and also the impact of FRS 26 as described above are given as follows:

	FRS 17	FRS 21	FRS 26	Total
	(In £ Millions)
Closing shareholders' funds at December 31, 2004 —As previously reported				2,525
Effect of implementation of new accounting standards	(83)	252		169

Closing shareholders' funds at December 31, 2004 —As restated				2,694

Transitional adjustments on adoption of FRS 26—not restated in the 2004 comparatives			(11)	(11)

Opening shareholders' funds at January 1, 2005 —As restated				2,683

Profit and loss for the year ended December 31, 2003 —As previously reported				186
Effect of implementation of new accounting standards	2	160		162

Profit and loss for the year ended December 31, 2003 —As restated				348

Profit and loss for the year ended December 31, 2004 —As previously reported				124
Effect of implementation of new accounting standards	1			1

Profit and loss for the year ended December 31, 2004 —As restated				125

Total recognized gains and losses for the year ended December 31, 2003 —As previously reported				186
Effect of implementation of new accounting standards	(4)	160		156

Total recognized gains and losses for the year ended December 31, 2003 —As restated				342

Total recognized gains and losses for the year ended December 31, 2004 —As previously reported				124
Effect of implementation of new accounting standards	(6)			(6)

Total recognized gains and losses for the year ended December 31, 2004 —As restated				118

Tax

        Current tax expense is charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. To the extent that losses of an individual UK company are not offset in any one year, they can be carried back for one year or carried forward indefinitely to be offset against profits arising from the same company.

        Deferred tax assets and liabilities are recognized in accordance with the provisions of FRS 19. The parent company has chosen not to apply the option available of recognizing such assets and liabilities on a discounted basis to reflect the time value of money. Except as set out in FRS 19, deferred tax is recognized in respect of all timing differences that have originated but not reversed by the balance sheet date.

        Deferred tax assets are recognized to the extent that it is regarded as more likely than not that they will be recovered. The Group's UK subsidiaries each file separate tax returns. In accordance with UK tax legislation, where one domestic UK company is a 75 per cent owned subsidiary of another UK company or both are 75 per cent owned subsidiaries of a common parent, the companies are considered to be within the same UK tax group. For companies within the same tax group, trading profits and losses arising in the same accounting period may be offset for the purposes of determining current and deferred taxes.

Shares in subsidiary undertakings

        Shares in subsidiary undertakings in the balance sheet of the parent company are shown at the lower of cost and estimated realizable value.

Loans to subsidiary undertakings

        Loans to subsidiary undertakings in the balance sheet of the parent company are shown at cost, less provisions.

Derivatives

        Derivative financial instruments are used to reduce or manage interest rate and currency exposures. The parent company's policy is that amounts at risk through derivative transactions are covered by cash or by corresponding assets. For 2005, these instruments are carried at fair value with changes in fair value included in the profit and loss account. Prior to this, derivative financial instruments held by the parent company, depending on their nature and purpose, were either accounted for at fair value or treated as a hedge and accounted for on an accrual or deferral basis.

        Under FRS 26, hedge accounting is permissible only if certain criteria are met regarding the establishment of documentation and continued measurement of hedge effectiveness. For derivative financial instruments designated as fair value hedges the movements in the fair value are recorded in the profit and loss account with the accompanying change in fair value of the hedged item attributable to the hedged risk.

Borrowings

        Under FRS 26, borrowings are initially recognized at fair value, net of transaction costs, and subsequently accounted for on an amortized cost basis using the effective interest method. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds (net of related issue costs) is amortized through the profit and loss account to the date of maturity.

        Prior to the adoption of FRS 26, borrowings were recognized at fair value, net of transaction costs. Any premium or discount from the nominal value was shown net. Transaction costs and premiums or discounts were amortized on a straight-line basis.

Shareholders' dividends

        Prior to the adoption of FRS 21, shareholders' dividends were accrued in the period to which they related regardless of when they were declared. Under FRS 21, dividends declared after the balance sheet date in respect of the prior reporting period are treated as a non-adjusting event. Dividends are now recognized in the period in which they are declared.

        Where scrip dividends are issued, the value of such shares, measured as the amount of the cash dividend alternative, is credited to reserves and the amount in excess of the nominal value of the shares issued is transferred from the share premium account to retained profit.

Share premium

        The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of the shares issued is credited to the share premium account.

Foreign currency translation

        Foreign currency borrowings that have been used to finance or provide a hedge against Group equity investments in overseas subsidiaries, are translated at year end exchange rates. The impact of these currency translations is recorded within the profit and loss account for the year.

        Other assets and liabilities denominated in foreign currencies are also converted at year end exchange rates with the related foreign currency exchange gains or losses reflected in the profit and loss account for the year.

2 Dividends declared in the reporting period from subsidiary undertakings

	(In £ Millions)
	2005	2004	2003
The Prudential Assurance Company Limited	383	309	373
Prudential Corporation Holdings Limited*	—	—	160
M&G Group Limited	137	95	108

Total dividends*	520	404	641

*
The 2003 figures for these lines have been restated for the implementation of FRS 21 (see Note 1).

3 Reconciliation from UK GAAP to US GAAP

	(In £ Millions)
	2005	2004
Net Income
Profit for the financial year of the parent company in accordance with UK GAAP	118	125
IAS adjustments	(25)	(7)

Profit for the financial year of the parent company in accordance with IFRS	93	118
Share in the IFRS profit of the Group	655	399

Net income of the Group in accordance with IFRS	748	517
US GAAP adjustments	444	(426)

Net income of the Group in accordance with US GAAP	1,192	91

Net Equity
Shareholders' funds of the parent company in accordance with UK GAAP	2,457	2,694
IAS adjustments	(8)	(4)

Shareholders' equity of the parent company in accordance with IFRS	2,449	2,690
Share in IFRS net equity of the Group	2,745	1,799

Shareholders' equity of the Group in accordance with IFRS	5,194	4,489
US GAAP adjustments	1,999	1,438

Shareholders' equity of the Group in accordance with US GAAP	7,193	5,927

        The parent company financial statements are prepared in accordance with UK GAAP and the consolidated financial statements are prepared in accordance with IFRS. The above table provides a reconciliation between UK GAAP, IFRS and US GAAP.

        The "IAS adjustment" in the above table in respect of the parent company represents the difference in the accounting treatment for pension liabilities between UK GAAP and IFRS. The share in profit and in net equity of the Group represents the parent company's equity in the earnings and net assets of its subsidiaries and associates. As stated in Note 1 to the condensed financial statement schedule, the parent company accounts for its investments in subsidiary undertakings on a cost basis under UK GAAP. For the purposes of this reconciliation, the IAS adjustment to the parent company excludes any valuation adjustments to shares in subsidiary undertakings which are eliminated on consolidation. Under US GAAP, these investments are accounted for under the equity method of accounting.

        The "US GAAP adjustments" in the above table represent the total of material differences between IFRS and US GAAP as presented in Note J to the consolidated financial statements.

4 Guarantees Provided by the Parent Company

        The parent company provides a guarantee for the £150 million principal amount of the 9.375 per cent guaranteed bonds due 2007, as disclosed in Note H13 to the consolidated financial statements, which have been issued by one of its finance subsidiaries. In certain instances the parent company has also guaranteed that other subsidiaries will meet their obligations when they fall due for payment.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PRUDENTIAL PLC
June 28, 2006	By:	/s/ MARK TUCKER
	Name:	Mark Tucker
	Title:	Group Chief Executive

Item 19. Exhibits

        Documents filed as exhibits to this Form 20-F:

Exhibit Number	Description
1.	Memorandum and Articles of Association of Prudential.
2.1
Form of Deposit Agreement among Prudential, Morgan Guaranty Trust Company of New York, as depositary, and holders and beneficial owners from time to time of ADRs issued thereunder, including the form of ADR.****
2.2
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
4.1	Restricted Share Plan.
4.2	Executive Directors' Service Contracts: Mark Tucker* Philip Broadley*** Clark Manning*** Michael McLintock*** Mark Norbom** Nick Prettejohn
4.3	Other benefits between the Prudential Group and Executive Directors: Mark Tucker Philip Broadley Clark Manning Michael McLintock Mark Norbom Nick Prettejohn
4.4	Chairman's Letter of Appointment*
4.5	Other benefits between Prudential and the Chairman
4.6	Non-executive Directors' Letters of Appointment Keki Dadiseth* Michael Garrett* Bridget Macaskill* Roberto Mendoza* Kathleen O'Donovan* James Ross* Lord Turnbull
4.7	Other benefits between Prudential and the non-executive Directors Keki Dadiseth Michael Garrett Bridget Macaskill Roberto Mendoza Kathleen O'Donovan James Ross Lord Turnbull

6.	Statement re computation of per share earnings (set forth in Note B1 and Note K to the consolidated financial statements included in this Form 20-F).
8.	Subsidiaries of Prudential (set forth in Note I6 to the consolidated financial statements included in this Form 20-F).
12.1	Certification of Prudential plc's Group Chief Executive pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of Prudential plc's Group Finance Director pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Annual certification pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
14.1	Consent of KPMG Audit Plc.
15.1	Prudential's Code of Business Conduct**

*
As previously filed with the Securities and Exchange Commission on June 24, 2005 as an exhibit to Prudential's Form 20-F.

**
As previously filed with the Securities and Exchange Commission on May 18, 2004 as an exhibit to Prudential's Form 20-F.

***
As previously filed with the Securities and Exchange Commission on June 24, 2003 as an exhibit to Prudential's Form 20-F.

****
As previously filed with the Securities and Exchange Commission on June 22, 2000 as an exhibit to Prudential's Form F-6.

QuickLinks

  Item 3. Key Information
SELECTED HISTORICAL FINANCIAL INFORMATION OF PRUDENTIAL
Exchange Rate Information
RISK FACTORS
FORWARD-LOOKING STATEMENTS
  Item 4. Information on the Company
BUSINESS OF PRUDENTIAL
Overview
Strategy
Company Address and Agent
Significant Subsidiaries
UK Business
US Business
Asian Business
Investments
Description of Property
Competition
Intellectual Property
Legal Proceedings
Sources
SUPERVISION AND REGULATION OF PRUDENTIAL
UK Supervision and Regulation
US Supervision and Regulation
Asian Supervision and Regulation
  Item 5. Operating and Financial Review and Prospects
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Introduction
Factors Affecting Results of Operations
Overview of Consolidated Results
Analysis by Business Segment and Geographic Region
Business Segment and Geographical Analysis by Nature of Revenue and Charges
US GAAP Analysis
Liquidity and Capital Resources
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
Group overview
Currency of Investments
Currency of Core Borrowings
Sensitivity Analysis
  Item 14. Material Modifications to the Rights of Security Holders
  Item 15. Controls and Procedures
  Item 16A. Audit Committee Financial Expert
  Item 16B. Code of Ethics
  Item 16C. Principal Accountant Fees and Services
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Prudential plc and Subsidiaries Consolidated Income Statements Years ended December 31
Prudential plc and Subsidiaries Statement of Changes in Equity Year ended December 31
Prudential plc and Subsidiaries Statement of Changes in Equity Year ended December 31
Prudential plc and Subsidiaries Consolidated Balance Sheets December 31
Prudential plc and Subsidiaries Consolidated Balance Sheets December 31
Prudential plc and Subsidiaries Consolidated Cash Flow Statements Years ended December 31
INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Prudential plc and Subsidiaries Notes to the Consolidated Financial Statements December 31, 2005
Prudential plc and Subsidiaries Notes to the Consolidated Financial Statements December 31, 2005
Prudential plc and Subsidiaries Notes to the Consolidated Financial Statements December 31, 2005
Prudential plc and Subsidiaries Notes to the Consolidated Financial Statements December 31, 2005
Prudential plc and Subsidiaries Notes to the Consolidated Financial Statements December 31, 2005
Prudential plc and Subsidiaries Notes to the Consolidated Financial Statements December 31, 2005
Prudential plc and Subsidiaries Notes to the Consolidated Financial Statements December 31, 2005
Prudential plc and Subsidiaries Notes to the Consolidated Financial Statements December 31, 2005
Prudential plc and Subsidiaries Notes to the Consolidated Financial Statements December 31, 2005
Prudential plc and Subsidiaries Notes to the Consolidated Financial Statements December 31, 2005
Prudential plc and Subsidiaries Notes to the Consolidated Financial Statements December 31, 2005
Prudential plc and Subsidiaries Notes to the Consolidated Financial Statements December 31, 2005
Prudential plc and Subsidiaries Notes to the Consolidated Financial Statements December 31, 2005
Prudential plc and Subsidiaries Notes to the Consolidated Financial Statements December 31, 2005
Prudential plc and Subsidiaries Notes to the Consolidated Financial Statements December 31, 2005
Prudential plc and Subsidiaries Notes to the Consolidated Financial Statements December 31, 2005
Prudential plc and Subsidiaries Notes to the Consolidated Financial Statements December 31, 2005
Prudential plc and Subsidiaries Notes to the Consolidated Financial Statements December 31, 2005
Prudential plc and Subsidiaries Notes to the Consolidated Financial Statements December 31, 2005
Prudential plc and Subsidiaries Notes to the Consolidated Financial Statements December 31, 2005
Prudential plc and Subsidiaries Notes to the Consolidated Financial Statements December 31, 2005
Prudential plc and Subsidiaries Notes to the Consolidated Financial Statements December 31, 2005
Prudential plc and Subsidiaries Notes to the Consolidated Financial Statements December 31, 2005
Prudential plc and Subsidiaries Notes to the Consolidated Financial Statements December 31, 2005
Prudential plc and Subsidiaries Notes to the Consolidated Financial Statements December 31, 2005
Prudential plc and Subsidiaries Notes to the Consolidated Financial Statements December 31, 2005
Prudential plc and Subsidiaries Notes to the Consolidated Financial Statements December 31, 2005
Prudential plc and Subsidiaries Notes to the Consolidated Financial Statements December 31, 2005
INDEX TO THE CONDENSED FINANCIAL INFORMATION OF REGISTRANT
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENT SCHEDULE
SCHEDULE II CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc PROFIT AND LOSS ACCOUNTS (UK GAAP BASIS) Years ended December 31
SCHEDULE II CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc BALANCE SHEETS (UK GAAP BASIS) December 31
SCHEDULE II CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES (UK GAAP BASIS) Years ended December 31
SCHEDULE II CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc STATEMENTS OF CASH FLOWS (UK GAAP BASIS) Years ended December 31
SCHEDULE II CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc NOTES TO THE CONDENSED FINANCIAL STATEMENT SCHEDULE December 31, 2005
SIGNATURES
  Item 19. Exhibits