Form 20-F
period 2006-12-31
PRUDENTIAL PLC
filed 2007-06-28
CIK 1116578

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 28, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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

None

The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2006 was:

2,444,312,425 Ordinary Shares, 5 pence par value each

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

i

Item 8.	Financial Information	194
Item 9.	The Offer and Listing	194
	Comparative Market Price Data	194
	Market Data	195
Item 10.	Additional Information	195
	Memorandum and Articles of Association	195
	Material Contracts	201
	Exchange Controls	201
	Taxation	202
	Documents on Display	205
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	205
	Risk Management of Prudential	205
	Overview	205
	Major Risks	206
	Group overview	210
	Currency of Investments	213
	Currency of Core Borrowings	214
	Sensitivity Analysis	214
Item 12.	Not Applicable
Item 13.	Defaults, Dividend Arrearages and Delinquencies	220
Item 14.	Material Modifications to the Rights of Security Holders	220
Item 15.	Controls and Procedures	221
Item 16A.	Audit Committee Financial Expert	223
Item 16B.	Code of Ethics	223
Item 16C.	Principal Accountant Fees and Services	223
Item 16E.	Purchases of Equity Securities by Prudential plc and Affiliated Purchasers	225
Item 17.	Not Applicable
Item 18.	Financial Statements
	Consolidated Financial Statements	F-1
	Condensed Financial Information of Registrant	S-1
Item 19.	Exhibits

ii

Item 3. Key Information

SELECTED HISTORICAL FINANCIAL INFORMATION OF PRUDENTIAL

        The following table sets forth Prudential's selected consolidated financial data for the periods indicated. Certain data is derived from Prudential's audited consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union ("EU"). Were the Group to apply IFRS as published by the IASB, as opposed to EU adopted IFRS, no additional adjustments would be required. Note J to the Prudential audited consolidated financial statements included elsewhere in this document includes a description of the differences between IFRS and US GAAP that are significant to the financial statements and provides a reconciliation from IFRS consolidated profit and shareholders' equity to US GAAP consolidated net income and shareholders' equity, respectively. Item 5, "Operating and Financial Review and Prospects—US GAAP Analysis" provides a discussion of the significant differences between IFRS and US GAAP. This table is only a summary and should be read in conjunction with Prudential's consolidated financial statements and the related notes included elsewhere in this document, together with Item 5, "Operating and Financial Review and Prospects".

        The following table presents the income statement and balance sheet data for and as at the years ended December 31, 2004 to 2006, as presented in accordance with IFRS, and for the years ended December 31, 2002 to 2006, as presented in accordance with US GAAP, and has been derived from Prudential's consolidated financial statements, audited by KPMG Audit Plc:

	Year Ended December 31,
	2006(1)	2006	2005	2004
	(In $ Millions)	(In £ Millions)
Income statement data—IFRS basis
Gross premium earned	31,645	16,157	15,225	16,408
Outward reinsurance premiums	(335)	(171)	(197)	(256)

Earned premiums, net of reinsurance	31,310	15,986	15,028	16,152
Investment income	35,067	17,904	24,013	15,750
Other income	4,025	2,055	2,084	2,002

Total revenue, net of reinsurance	70,402	35,945	41,125	33,904

Benefits and claims and movement in unallocated surplus of with-profits funds	(55,666)	(28,421)	(33,100)	(26,593)
Acquisition costs and other operating expenditure	(10,269)	(5,243)	(5,552)	(5,563)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(411)	(210)	(208)	(187)
Goodwill impairment charge	—	—	(120)	—

Total charges	(66,346)	(33,874)	(38,980)	(32,343)

Profit before tax(2)	4,056	2,071	2,145	1,561
Tax attributable to policyholders' returns	(1,663)	(849)	(1,147)	(711)

Profit before tax attributable to shareholders	2,393	1,222	998	850
Tax attributable to shareholders' profits	(679)	(347)	(241)	(240)

Profit from continuing operations after tax	1,714	875	757	610
Discontinued operations (net of tax)(3)	—	—	3	(94)

Profit for the year	1,714	875	760	516

	Year Ended December 31,
	2006	2006	2005	2004	2003	2002
	(In $ Millions)	(In £ Millions)
Statement of income and comprehensive income data—US GAAP basis
Insurance policy revenues	15,702	8,017	7,561	6,786	4,527	5,201
Investment results	29,634	15,130	19,124	13,348	11,672	(1,832)
Non-operating income:
Other income	3,868	1,975	2,023	2,106	677	688

Total revenue	49,204	25,122	28,708	22,240	16,876	4,057

Net income (loss) from continuing operations (after minority interests)	1,379	704	1,206	697	694	(641)
Income from discontinued operations including profit on disposals (net of applicable tax)(4)	—	—	(14)	(88)	(29)	284
Cumulative effect of changes in accounting principles(5)	2	1	—	(518)	—	—

Total net income (loss)	1,381	705	1,192	91	665	(357)

Total comprehensive (loss) income	(176)	(90)	1,593	18	655	(627)

	As of and for the year ended December 31,
	2006(1)	2006	2005	2004	2003	2002
	(In $ Millions, Except Share Information)	(In £ Millions, Except Share Information)
Balance sheet data—IFRS basis
Total assets	424,076	216,520	207,436	180,006
Total policyholder liabilities and unallocated surplus of with-profits funds	349,780	178,587	170,315	145,211
Core structural borrowings of shareholder financed operations	5,999	3,063	3,190	3,248
Total equity	11,007	5,620	5,366	4,626
Based on profit for the year attributable to the equity holders of the Company:
Basic earnings per share	70.9¢	36.2p	31.6p	24.4p
Diluted earnings per share	70.9¢	36.2p	31.6p	24.4p
Dividend per share declared and paid in reporting period(8)	32.20¢	16.44p	15.95p	15.48p
Equivalent cents per share(9)	—	30.74¢	29.61¢	28.36¢
Market price at end of period	1,370¢	699.5p	550p	453p	454p	422p
Weighted average number of shares (in millions)^		2,413	2,365	2,121
Balance sheet data—US GAAP basis
Total assets	411,047	209,868	200,982	174,058	160,645	150,379
Policyholder benefit liabilities(4)	271,603	138,672	136,244	122,412	90,307	89,304
Separate account liabilities(4)	23,229	11,860	8,931	5,531	30,487	25,793
Total shareholders' equity	14,110	7,204	7,193	5,927	5,128	4,878
Based on net income after minority interests:
Basic earnings per share	57.19¢	29.2p	50.4p	4.3p	32.0p	(17.3	)p
Diluted earnings (loss) per share	57.00¢	29.1p	50.3p	4.3p	32.0p	(17.2	)p
Other data
New business from continuing operations:
Single premium sales(6)(7)	27,473	14,027	12,848	11,427	8,473	11,802
New regular premium sales(5)(6)	2,090	1,067	853	703	710	707
Gross investment product contributions(7)	66,385	33,894	26,373	25,108	22,113	17,392
Funds under management	491,609	251,000	234,000	197,000

Certain other minor reclassifications and presentational changes have been made to the amounts presented for prior periods to conform these periods to the current presentation. Such reclassifications and presentational changes had no overall effect on the shareholders' funds, profits or cash flows.

(1)
Amounts stated in US dollars have been translated from pounds sterling at the rate of $1.9586 per £1.00 (the noon buying rate in New York City on December 29, 2006).

(2)
Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits.

(3)
Discontinued operations predominantly relate to Jackson Federal Bank ("JFB"), Egg France and Funds Direct. See Note F6 of the notes to Prudential's consolidated financial statements.

(4)
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

(5)
New regular premium sales are reported on an annualized basis, which represents a full year of installments in respect of regular premiums irrespective of the actual payments made during the year.

(6)
New business premiums are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts.

The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

The tables above include a bulk annuity transaction with the Scottish Amicable Insurance Fund ("SAIF") with a premium of £560 million. The transaction reflects the arrangement entered into in June 2006 for the reinsurance of non-profit immediate pension annuity liabilities of SAIF to Prudential Retirement Income Limited ("PRIL"), a shareholder-owned subsidiary of the Group. SAIF is a closed ring-fenced sub-fund of the Prudential Assurance Company Limited ("PAC") long-term fund established by a Court approved Scheme of Arrangement in October 1997, which is solely for the benefit of SAIF policyholders. Shareholders have no interest in the profits of this fund, although they are entitled to investment management fees on this business. The inclusion of the transaction between SAIF and PRIL as new business in the tables reflects the transfer from SAIF to Prudential shareholders' funds of longevity risk, the requirement to set aside supporting capital, and entitlement to surpluses arising on this block of business from the reinsurance arrangement. For Group reporting purposes the amounts recorded by SAIF and PRIL for the premium are eliminated on consolidation.

The details shown above for insurance products include contributions for contracts that are classified under IFRS 4 "Insurance Contracts" as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK insurance operations and Guaranteed Investment Contracts and similar funding agreements written in US operations.

New business premiums for regular premium products are shown on an annualized basis. Department of Work and Pensions ("DWP") rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.

UK and Asian investment products referred to in the table for funds under management above are unit trust, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as "investment contracts" under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business. US investment products are no longer included in the table above as they are assets under administration rather than funds under management.

(7)
In previous periods new business premiums for intermediated distribution of UK insurance operations have included DWP rebate business for SAIF. As shareholders have no interest in SAIF, these are now excluded from the table above with comparatives restated accordingly. The amounts of new SAIF DWP rebate business written were £60 million for 2006, £83 million for 2005, £89 million for 2004, £103 million for 2003 and £90 million for 2002.

(8)
Under IFRS, dividends declared after the balance sheet date in respect of the prior reporting period are treated as a non-adjusting event. The appropriation reflected in the statement of changes in equity, therefore, includes the final dividend in respect of the prior year. Parent company dividends relating to the reporting period were an interim dividend of 5.42p per share in 2006 (2005: 5.30p, 2004; 5.19p) and a final dividend of 11.72p per share in 2006 (2005:11.02p, 2004: 10.65p).

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

        The following table shows certain information regarding the dividends per share that Prudential declared for the periods indicated in pence sterling and converted into US dollars at the noon buying rate in effect on each payment date. Interim dividends for a specific year now generally have a record date in August and a payment date in September of that year, and final dividends now generally have a record date in the following April and a payment date in the following May. The comparative figures for 2002 to 2003 have been restated to take account of Prudential's rights offering in 2004. The restatement factor used for these periods is 0.9614 based on a theoretical ex-rights price of 405.71 pence divided by the closing share price on the final day Prudential's shares traded cum-rights of 422.00 pence.

Year	Interim Dividend	Interim Dividend	Final Dividend	Final Dividend
	(pence)	(US Dollars)	(pence)	(US Dollars)
2002	8.56	0.1329	16.44	0.2688
2003	5.09	0.0863	10.29	0.1867
2004	5.19	0.0952	10.65	0.1950
2005	5.30	0.0942	11.02	0.2046
2006	5.42	0.1028	11.72

        A final dividend for 2006 of 11.72 pence per share was approved by the shareholders at the Annual General Meeting held on May 17, 2007. The interim dividend for 2006 was 5.42 pence per share. The total dividend for the year, including the interim dividend and the final dividend, amounts to 17.14 pence per share compared with 16.32 pence per share for 2005, an increase of five per cent. The total cost of dividends in respect of 2006 was £418 million. The full dividend is covered 1.5 times by post-tax IFRS operating profit from continuing operations. Dividend cover is calculated as operating profit after tax on an IFRS basis, divided by the current year total dividend. The board will focus on delivering a growing dividend, which will continue to be determined after taking into account the Group's financial flexibility and opportunities to invest in areas of the business offering attractive returns. The Board believes that in the medium term a dividend cover of around two times is appropriate.

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

Year ended December 31,	Average rate
2002	1.51
2003	1.65
2004	1.84
2005	1.82
2006	1.86

        The following table sets forth the high and low noon buying rates for pounds sterling expressed in US dollars per pound sterling for each of the previous six months:

	High	Low
December 2006	1.98	1.95
January 2007	1.98	1.93
February 2007	1.97	1.94
March 2007	1.97	1.92
April 2007	2.01	1.96
May 2007	2.00	1.97

        On June 26, 2007, the noon buying rate was £1.00 = $2.00.

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

        Prudential's businesses are inherently subject to market fluctuations and general economic conditions. In the United Kingdom, this is because a significant part of Prudential's shareholders' profit is related to bonuses for policyholders declared on its with-profits products, which are broadly based on historic and current rates of return on equity, real estate and fixed income securities, as well as Prudential's expectations of future investment returns.

        In the United States, fluctuations in prevailing interest rates can affect results from Jackson National Insurance Company ("Jackson"), which has a significant spread-based business with the majority of its assets invested in fixed income securities. In particular, fixed annuities and stable value products written by Jackson expose the Group to the risk that changes in interest rates, which are not fully reflected in the interest rates credited to customers, will reduce spread. The spread is the difference between the amounts that Jackson is required to pay under the contracts and the rate of return it is able to earn on its general account investments to support the obligations under the contracts. Declines in spread from these products or other spread businesses that Jackson conducts, could have a material impact on its businesses or results of operations.

        For some non unit-linked investment products, in particular those written in some of the Group's Asian operations, it may not be possible to hold assets which will provide cash flows to exactly match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets such as Taiwan where regulated surrender values are set by regulators with reference to the interest rate environment prevailing at time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. This residual asset/liability mismatch risk can be managed but not eliminated. Where interest rates in these markets remain lower than surrender values over a sustained period this could have an adverse impact on the Group's reported profit.

        In all markets in which Prudential operates, its businesses are susceptible to general economic conditions and changes in investment returns, which can change the level of demand for Prudential's products. Past uncertain trends in international economic and investment climates which have adversely affected Prudential's business and profitability could be repeated. This adverse effect would be felt principally through reduced investment returns and credit defaults. In addition, falling investment returns could impair Prudential's operational capability, including its ability to write significant volumes of new business. Prudential in the normal course of business enters into a variety of transactions, including derivative transactions with counterparties. Failure of any of these counterparties, particularly in conditions of major market disruption, to discharge their obligations, or where adequate collateral is not in place, could have an adverse impact on Prudential's results.

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses.

        Due to the geographical diversity of Prudential's businesses, it is subject to the risk of exchange rate fluctuations. Prudential's international operations in the United States and Asia, which represent a significant proportion of operating profit and shareholders' funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential's consolidated financial statements upon translation of results into pounds sterling. The currency exposure relating to the translation of reported earnings is not separately managed. Consequently, this could impact on the Group's gearing ratios (defined as debt over debt plus shareholders' funds). The impact of gains or losses on currency translations is recorded as a component of shareholders' funds within the statement of changes in equity.

Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which it operates.

        Changes in government policy, legislation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates, which in some circumstances may be applied retrospectively, may adversely affect Prudential's product range, distribution channels, capital requirements and, consequently, reported results and financing requirements. For instance, regulators in jurisdictions in which Prudential operates may change the level of capital required to be held by individual businesses. Also these changes could include possible changes in the regulatory framework for pension arrangements and policies, the regulation of selling practices and solvency requirements. In the United Kingdom several proposed and potential regulatory changes could have significant effect on the types of products Prudential provides to its customers and intermediaries and how those products are priced, distributed and sold. These include the UK Financial Services Authority's ("FSA's") move towards principles-based regulation, the FSA's Treating Customers Fairly initiative, the FSA's review of retail distribution, the proposed regulatory change affecting the UK pensions market and the implementation of the Markets in Financial Instruments Directive ("MiFID") and the Solvency II directive.

        Current EU directives require European financial services groups to demonstrate net aggregate surplus capital in excess of solvency requirements at the Group level in respect of shareholder-owned entities. The test is a continuous requirement, so that Prudential needs to maintain a somewhat higher amount of regulatory capital at the Group level than otherwise necessary in respect of some of its individual businesses to accommodate, for example, short-term movements in global foreign exchange rates, interest rates, deterioration in credit quality and equity markets. In addition, changes in the local regulatory regimes of designated territories could affect the calculation of the Group's solvency position under FCD. Given the recently announced sale of Egg, and pending discussions with the FSA, Prudential may again become an insurance group rather than its current classification as a financial conglomerate. This would imply that Prudential would have to meet the requirements of the EU Insurance Groups Directive ("IGD"). This should not have a significant impact on the Group, as the FSA's prudential requirements pertaining to insurance groups are very similar to those applying to financial conglomerates. The EU is also currently reviewing future solvency requirements ("Solvency II") with a draft directive expected in mid 2007 for implementation by member states not earlier than 2010. Inconsistent application of these directives by regulators in different EU member states may place Prudential at a competitive disadvantage to other European financial services groups.

        Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise where Prudential, along with other companies, may be required to make additional material contributions.

        Any further changes or modification of the recently introduced IFRS accounting policies or European Embedded Value ("EEV") principles may require a change in the reporting basis of future results or a restatement of reported results. EEV basis results are published as supplementary information. The EEV basis is a value based reporting method for Prudential's long-term business which is used by market analysts and which underpins a significant part of the key performance indicators used by Prudential's management for both internal and external reporting purposes.

The resolution of several issues affecting the financial services industry could have a negative impact on Prudential's reported results or on its reputation or on its relations with current and potential customers.

        Prudential is, and in the future may be, subject to legal and regulatory actions in the ordinary course of its business, both in the United Kingdom and internationally. This could be a review of business sold in the past under previously acceptable market practices at the time such as the requirement in the United Kingdom to provide redress to certain past purchasers of pension and mortgage endowment policies and regulatory reviews on products sold and industry practices, including in the latter case businesses it has closed.

        Regulators particularly, but not exclusively, in the United States and the United Kingdom are increasingly interested in the approach that product providers use to select third-party distributors and to monitor sales made by them.

        In the United States, federal and state regulators have focused on, and continue to devote substantial attention to, the mutual fund, variable annuity and insurance product industries. This includes new regulations in respect of the suitability of broker-dealers' sales of certain products. As a result of publicity relating to widespread perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms.

        In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. There is a risk that new requirements are introduced that are retrospectively applied to sales made prior to their introduction.

Litigation and disputes may adversely affect Prudential's profitability and financial condition.

        Prudential is, and may be in the future, subject to legal actions and disputes in the ordinary course of its insurance, investment management and other business operations. These legal actions and disputes may relate to aspects of Prudential's businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential's markets. Legal actions and disputes may arise under contracts, regulations or from a course of conduct taken by Prudential, and may be class actions. Although Prudential believes that it has adequately reserved in all material aspects for the costs of litigation and regulatory matters, no assurance can be provided that such reserves are sufficient. Given the large or indeterminate amounts of damages sometimes sought, and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could, from time to time, have an adverse effect on Prudential's results of operation or cash flows.

Prudential's businesses are conducted in highly competitive environments with developing demographic trends and Prudential's continued profitability depends on its management's ability to respond to these pressures and trends.

        The markets for UK, US and Asian financial services are highly competitive, with several factors affecting Prudential's ability to sell its products and its continued profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance, historical bonus levels, developing demographic trends and customer appetite for certain savings products. In some of its markets Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates or claims-paying ratios. Further, heightened competition for talented and skilled employees with local experience, particularly in Asia, may limit the Group's potential to grow its business as quickly as planned.

        Within the United Kingdom, Prudential's principal competitors in the life insurance market include many of the major retail financial services companies including, in particular, Aviva, Legal & General, HBOS and Standard Life.

        Jackson's competitors in the United States include major stock and mutual insurance companies, mutual fund organizations, banks and other financial services companies such as AXA Financial Inc, Hartford Life Inc., Lincoln National, MetLife, Prudential Financial and TIAA-CREF.

        In Asia, the Group's main regional competitors are international financial companies, including AIG, Allianz, ING and Manulife.

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

        Prudential's financial strength and credit ratings, which are intended to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in most of Prudential's products, and as a result its competitiveness. Changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential's financial condition. Downgrades in Prudential's ratings could have an adverse effect on its ability to market products and retain current policyholders. In addition, the interest rates Prudential pays on its borrowings are affected by its debt credit ratings, which are in place to measure Prudential's ability to meet its contractual obligations. Prudential believes the credit rating downgrades it experienced in 2002 and 2003, together with the rest of the United Kingdom insurance industry, and in 2006 by Standard & Poor's to bring Prudential into line with the standard rating agency notching between operating subsidiary financial strength rating and the credit rating for other European insurance holding companies, have not to date had a discernible impact on the performance of its business.

        Prudential's long-term senior debt is rated as A2 (stable outlook) by Moody's, A+ (stable outlook) by Standard & Poor's and AA—(stable outlook) by Fitch.

        Prudential's short-term debt is rated as P-1 by Moody's, A-1 by Standard & Poor's and F1+ by Fitch.

        The PAC long-term fund is rated Aa1 (negative outlook) by Moody's, AA+ (stable outlook) by Standard & Poor's and AA+ (stable outlook) by Fitch.

Adverse experience in the operational risks inherent in Prudential's business could have a negative impact on its results of operations.

        Operational risks are present in all of Prudential's businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events. Prudential's business is dependent on processing a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. In addition, Prudential outsources several operations, including certain United Kingdom processing and IT functions. In turn, Prudential is reliant upon the operational processing performance of its outsourcing partners.

        Further, because of the long-term nature of much of Prudential's business, accurate records have to be maintained for significant periods. Prudential's systems and processes incorporate controls which are designed to manage and mitigate the operational risks associated with its activities. For example, any weakness in the administration systems or actuarial reserving processes could have an impact on its results of operations during the effective period. Prudential has not experienced or identified any operational risks in its systems or processes during 2006, or which have subsequently caused, or are expected to cause, a significant negative impact on its results of operations.

Adverse experience against the assumptions used in pricing products and reporting business results could significantly affect Prudential's results of operations.

        Prudential needs to make assumptions about a number of factors in determining the pricing of its products and for reporting the results of its long-term business operations. For example, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its United Kingdom annuity business. In exchange for a premium equal to the capital value of their accumulated pension fund, pension annuity policyholders receive a guaranteed payment, usually monthly, for as long as they are alive. Prudential conducts rigorous research into longevity risk, using data from its substantial annuitant portfolio. As part of its pension annuity pricing and reserving policy, Prudential United Kingdom assumes that current rates of mortality continuously improve over time at levels based on adjusted data from the Continuous Mortality Investigations ("CMI") medium cohort table projections (as published by the Institute and Faculty of Actuaries). If mortality improvement rates significantly exceed the improvement assumed, Prudential's results of operations could be adversely affected.

        A further example is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (persistency). This is particularly relevant to its lines of business other than its United Kingdom annuity business. Prudential's persistency assumptions reflect recent past experience for each relevant line of business. Any expected deterioration in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly lower than assumed (that is, policy termination rates are significantly higher than assumed), Prudential's results of operations could be adversely affected.

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

        Prudential's insurance and investment management operations are generally conducted through direct and indirect subsidiaries. As a holding company, Prudential's principal sources of funds are dividends from subsidiaries, shareholder-backed funds, the shareholder transfer from Prudential's long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper. Certain of the subsidiaries are regulated and therefore have restrictions that can limit the payment of dividends, which in some circumstances could limit the Group's ability to pay dividends to shareholders.

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

FORWARD-LOOKING STATEMENTS

        This annual report may contain certain forward-looking statements with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, economic and business conditions in the countries in which Prudential operates, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes, together with other factors discussed in "Risk Factors". This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements.

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

Item 4. Information on the Company

BUSINESS OF PRUDENTIAL

Overview

        Prudential is a leading international financial services group, providing retail financial services in the markets in which it operates, primarily the United Kingdom, the United States and Asia. At December 31, 2006, Prudential was one of the 30 largest public companies in the United Kingdom in terms of market capitalization on the London Stock Exchange. Prudential is not affiliated with Prudential Financial, Inc. or its subsidiary, The Prudential Insurance Company of America.

        Prudential has been writing life insurance policies in the United Kingdom for over 150 years and has had one of the largest long-term funds in the United Kingdom for over a century. Prudential expanded its business into British Commonwealth countries, including Singapore and Malaysia, in the

1920s and 1930s. In 1986, Prudential acquired Jackson National Life Insurance Company ("Jackson"), a US insurance company writing life and fixed annuity business. A group strategy review in the early 1990s identified significant opportunities for Prudential in the Asian life sector and Prudential Corporation Asia was established in 1994 to develop a material and profitable Asian business. In 1998, Prudential launched Egg, now a leading e-commerce retail financial services provider, and in 1999, Prudential acquired M&G, a leading UK fund manager. In June 2000, Prudential completed its listing on the New York Stock Exchange. In December 2005, Prudential announced its intention to acquire the minority interests in Egg representing approximately 21.7 per cent of the existing issued share capital of Egg. In February 2006, the Board of Egg announced the delisting of Egg shares, and in May 2006, Prudential completed the repurchase of Egg's shares bringing Prudential's holding to 100 per cent. In January 2007, Prudential announced that it had entered into a binding agreement to sell Egg Banking plc ("Egg"), Prudential's UK banking business, to Citibank Overseas Investment Corporation, a subsidiary of Citigroup Inc ("Citi"). The sale completed on May 1, 2007 for a net cash consideration of £546 million, subject to finalization of the completion accounts.

        In the United Kingdom, Prudential offers a range of retail financial products and services, including long-term insurance and asset accumulation and retirement income products (life insurance, pensions and pension annuities), retail investment and unit trust products, and fund management services. Prudential primarily distributes these products through financial advisors, partnership agreements with banks and other financial institutions, and direct marketing, by telephone, mail, internet and face to face advisors.

        At December 31, 2006, in the United Kingdom, Prudential was:

  •
  the second-largest life insurance group in terms of market capitalization,(1)

  •
  the proprietor of one of the largest long-term funds of investment assets supporting long-term insurance products (the Prudential Assurance Company long-term fund),(2)

  •
  the fourth largest asset manager in the United Kingdom,(3)

  •
  rated as Aa1 (negative outlook) by Moody's, AA+ (stable outlook) by Standard and Poor's and AA+ (stable outlook) by Fitch for the long-term fund of Prudential Assurance. The ratings from Standard & Poor's, Moody's and Fitch for Prudential Assurance's long-term fund represent the second highest ratings in their respective rating categories.

        In the United States, Prudential offers a range of products through Jackson, including fixed, fixed index and variable annuities; life insurance; guaranteed investment contracts; and funding agreements. Prudential distributes these products through independent insurance agents; securities broker-dealers; registered investment advisors; a small captive agency channel, consisting of approximately 100 life insurance agents; and banks, credit unions and other financial institutions. Prudential also offers fee-based separately managed accounts and investment products through Curian Capital, LLC, which is Jackson's registered investment advisor channel, established in 2003. At December 31, 2006, in the United States, Jackson was:

  •
  the fifteenth largest life insurance company in terms of General Account assets(5)

  •
  the seventh largest provider of individual traditional fixed deferred annuities in terms of sales(6),

  •
  the eighth largest provider of fixed index annuities in terms of sales(6),

  •
  the twelfth largest provider of variable annuities in terms of sales, and(7)

  •
  rated AA (stable outlook) by Standard & Poor's, AA (stable outlook) by Fitch and A1 (stable outlook) by Moody's in terms of financial strength rating. The ratings from Standard & Poor's and Fitch represent the third highest ratings and the rating from Moody's represents the fifth highest rating out of their respective rating categories. On June 23, 2006, Standard & Poor's revised its outlook on Jackson to stable from negative.

        Prudential Corporation Asia is the leading European-based life insurer in Asia in terms of market coverage and number of top five positions in markets, with operations in 12 Asian countries and a fund management license in Dubai. Prudential Corporation Asia offers a mix of life insurance with accident and health options, mutual funds and selected personal lines property and casualty insurance with the product range tailored to suit the individual country markets. Its insurance products are distributed mainly through an agency sales-force and complementary bancassurance agreements while the majority of mutual funds are sold through banks and brokers. Its life insurance operations in China and India are conducted through joint ventures in which it holds 50 per cent and 26 per cent, respectively. In addition, in India, Prudential holds 49 per cent of a fund management joint venture with ICICI, in China it has a 33 per cent stake in a funds management joint venture with CITIC, which is called CITIC-Prudential, and in Hong Kong, it holds a 36 per cent stake in a joint venture with Bank of China International for MPF and mutual funds.

        At December 31, 2006 Prudential Corporation Asia:

  •
  had operations in 12 countries and was Europe's leading life insurer in Asia in terms of market coverage and number of top 5 market positions,

  •
  was the region's second largest manager of retail funds (excluding Japan), where retail includes unit trusts, mutual funds and similar types of fund,

  •
  had over 288,000 tied agents and multiple third party distribution agreements, and

  •
  over seven million life insurance policies in force.

(1)
Source: London Stock Exchange at December 31, 2006

(2)
Source: Company return to FSA

(3)
Source: Investment Management Association

(4)
Source: British Banking Association

(5)
Source: National Underwriter Insurance Data Services from Highline Data

(6)
Source: The Advantage Compendium

(7)
Source: VARDS

Strategy

        In 2005, Prudential undertook a comprehensive strategic review of the retail financial services markets in all major geographies, with an aim of identifying the opportunities, ambitions and business strategies best suited to maximize sustainable growth in value for Prudential's shareholders over the longer term. The key conclusions of the review were that:

  •
  Demographic trends and the increasing concentration of wealth in the hands of those approaching retirement or already retired presents a major opportunity to establish the Group as a leading provider of 'financial services for retirement' by playing to its strengths and areas of competitive advantage;

  •
  the Group is well positioned in its existing markets that offer highly attractive opportunities for strong organic growth over the next 10 years;

  •
  to exploit these opportunities fully Prudential needs to broaden its product range to align them more closely with anticipated retail financial sector profit pools;

  •
  in addition, Prudential must complement its strong and important intermediary links by expanding the proportion of revenue derived from direct customers and ensure that they build deep life-cycle relationships with its customers;

  •
  Prudential should also develop the global reach and profile of its excellent asset management businesses.

        Each of Prudential's businesses has operational autonomy within its market and this is critical to Prudential's success, since it is the key to Prudential's ability to tailor products and services to meet local market needs. However, the review also concluded that there are material synergies that can be achieved through closer working across the Group, consistent with Prudential's decentralized approach.

        Finally, the review concluded that Prudential must continue to enhance the effectiveness of its capital management processes, to ensure that investment and capital allocation decisions are focused on those areas of activity that will generate the best returns to shareholders.

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

        Within the United Kingdom, as part of its continuing aim to maintain a cost effective platform for growth Prudential has committed to realizing substantial annualized pre tax cost savings of £195 million savings per year by 2010. The total one-off cost of achieving the £195 million per annum of savings is expected to be up to £165 million and will depend upon the final detail of the cost reduction program. One of the key areas of focus will be to continue to deliver embedded value through the in force business while delivering on targets to lower per policy unit costs.

        On January 29, 2007, the Prudential board announced that it had entered into a binding agreement to sell Egg to Citi. The sale completed on May 1, 2007 for a net cash consideration of £546 million subject to finalization of the completion accounts. In connection with the sale of Egg, Prudential has agreed distribution rights with Citi through which Prudential will provide life and pension products to Egg's customers for a five year period. In addition, Prudential has been selected as a strategic provider to Citi for the distribution of Life Insurance products to Citi's consumer banking customers in Thailand, Indonesia and the Philippines.

        Prudential has initiated a review on the possible reattribution of the inherited estate of the Group's main with-profits fund in the United Kingdom, Prudential Assurance Company. An independent Policyholder Advocate has been nominated to represent policyholders' interests should a decision be made to proceed. Prudential will only proceed if there are clear benefits to both policyholders and shareholders. If a decision is taken to proceed, a formal appointment of the Policyholder Advocate could be expected to take place later in 2007.

        In the United States, Prudential has an extensive and diversified product range that includes variable annuities, fixed annuities, fixed index annuities, life assurance and stable value products. Prudential also has diversified distribution for its retail products with distribution through independent agents, independent and regional broker-dealers, and banks and other financial institutions. With the launch of Curian in 2003, Prudential extended its distribution into the registered investment advisor channel and, with the acquisition of Life Insurance Company of Georgia ("Life of Georgia") in 2005, Prudential re-entered the captive agency distribution channel in the United States, with approximately 100 captive life assurance agents.

        Since 1994 Prudential has implemented a strategy designed to build an Asian platform with the breadth and depth to deliver material shareholder value that is sustainable over the long term. This strategy has been executed by securing early access to countries with high potential customer bases, building and professionalizing core tied agency distribution that is complemented by alternative channels such as bank partnerships, launching capital efficient consumer orientated products and supporting the entire structure with a sharp focus on excellent customer service.

        Underpinning the strategy is an investment in recruiting and training with the objective of retaining the best people in the industry. Prudential also continues to leverage the significant advantages from its well respected UK heritage including a powerful brand, embodied by the Prudence icon, over 150 years experience as a market leader and the governance and compliance infrastructure associated with a leading international business.

        Prudential believes value is clearly demonstrated by the scale and mix of Prudential's new business sales. In 2006, new business sales were approximately £49 billion with over half coming from mutual fund sales, and 58 per cent coming from outside the United Kingdom.

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

        The strength of Prudential's businesses and positive developments in a number of its markets represent an opportunity to enhance its market position and generate improved returns for its shareholders. A strong financial position at a Group level provides increased financial flexibility and allows Prudential to capitalize on these opportunities as they arise. In response to these developments the Board decided in October 2004 to launch a 1 for 6 rights offering. As at December 31, 2006 approximately 41 per cent of the net proceeds of Prudential's rights offering (£1,021 million) have been used to provide capital to support Prudential's shareholder-backed UK life businesses. The remainder of the proceeds have been invested centrally within the Group in short-term financial instruments.

Driving Growth

        Within its existing major markets of the United Kingdom, the United States and Asia, Prudential believes fundamental shifts in demographics and in the manner of pension provision will create significant opportunities for future profitable growth.

        The UK insurance market suffered three years of decline until 2004, when the market showed signs of recovery which continued in 2006. During the period of decline, Prudential transformed its UK insurance business from a direct-sales biased operation, into a company that sells mainly shareholder-backed products through a range of channels, including financial advisors predominately selling with profits products, business to business and partnership agreements with other companies.

        Over the next few years, Prudential's UK insurance business intends to continue to focus on efficient profitable growth seeking new opportunities within its distribution channels and focused product range that deliver value rather than volume. Over the last few years, Prudential has built considerable capability in the wholesale bulk and back book annuity markets achieving sales in excess of £1.4 billion in each of the last three years and Prudential plans to continue building on its strengths in these markets.

        At the core of its retail retirement proposition, Prudential will continue to manage its vesting annuity pipeline, maintaining its pricing discipline in the external annuity market and building out other retirement income propositions, while developing a clearer focus on the UK retail retirement savings opportunity and exiting the unprofitable front end commission markets for individual pensions and unit linked bonds, particularly moving away from those areas of low persistency. Instead, Prudential will focus on new low risk multi-asset products which utilize its strength in asset allocation and use factory gate pricing (negotiated between customer and advisor with separate advice costs.) These products will target the significant number of retail investors approaching retirement who have substantial assets outside personal or corporate pension plans, or have investments in poorly performing funds, and require inflation protection.

        Prudential will no longer participate directly in protection but will instead expand its 50:50 joint venture with Discovery Holdings Limited ("Discovery"), the leading South African insurance company, to offer its flexible protection plan.

        Prudential distributes many products via banks and other financial institutions and signed a number of significant new agreements during 2006. This included The Royal London Mutual Insurance Society Limited transaction for its vesting annuity business that came into effect in September. In addition, Prudential signed an exclusive five-year agreement with Threadneedle Pensions Limited ("Threadneedle") as their supplier of annuities for their Stakeholder scheme as well as any future defined contribution ("DC") schemes that Threadneedle acquires. This is a new area for Prudential that builds on its experience in providing annuities to customers of life insurance companies. With the expected future growth in DC schemes within the United Kingdom Prudential expects more agreements of this type.

        In October 2004 Prudential launched PruHealth, a UK healthcare product that links health and fitness to the cost of medical insurance. Prudential believes this business has made good progress, with sales growing on average 15 per cent per month in 2006. Total premium income for the year was £36 million, and PruHealth covered over 100,000 individuals at the end of February 2007. The product has been developed and is managed through a joint venture with Discovery. Product leadership through strong innovation and multi-channel distribution strategy is expected to continue to deliver a significant market presence, with PruHealth projected to have 200,000 customers by the end of 2007. PruHealth's aim is to achieve breakeven in 2008 and to be profitable thereafter.

        In October 2005, Prudential launched its Prudential Property Value Release Plan. A lifetime mortgage product which gives customers greater flexibility and control over the timing of when they draw down funds, thereby reducing total interest charges over the lifetime of the loan. Prudential believes it has been well received by advisors and customers. Gross advances in 2006 were £90 million and resulted in Prudential achieving an 8 per cent share of the lifetime mortgage market. In 2006 a face to face sales team was established to offer direct advice of the lifetime mortgage product, which Prudential believes meets customer demand for face to face sales in this market. Prudential plans to grow this team in 2007. Prudential was awarded the best lifetime mortgage provider at the 2006 Equity Release Awards for the Property Value Release Plan, together with awards from Moneyfacts and Mortgage Strategy.

        The new Flexible Protection Plan was launched in July 2006 to the Direct channel and to a limited group of intermediaries specializing in the protection market. This innovative protection product is designed to pay critical serious illness claimants earlier and more often than traditional protection products with, on average, four times as many serious illnesses covered. Payments are based on severity levels and multiple claims for the same illness or new illnesses are possible. Early results have been encouraging and as a result the product was rolled out nationally in the United Kingdom in February 2007. As previously stated, distribution and administration of the Flexible Protection Plan will move into the joint venture managed with Discovery.

        Towards the end of 2006, Prudential UK received four stars in both the Life & Pension Providers category and the Investment Providers & Packages category at the FT Financial Adviser Practiv Services Awards. In addition, Prudential UK was ranked number one for service in the Life & Pension Annuities sector. These awards are widely recognized throughout the industry as independent recognition of a provider's service proposition, as they are voted on by intermediary financial advisers, who base the ratings on the level of service they receive from providers for new business processing, central processing, product support and commission payment.

        Prudential UK's strength in retirement provision continued to be well recognized as it won the Moneywise Best Annuity Provider Award for the third year running.

        M&G, Prudential's UK and European fund management company, is made up of three distinct and autonomous businesses—Retail, Wholesale and Prudential Finance—each with its own strategy for the markets in which it operates: (a) the Retail business aims to maximize the leverage of its strong investment performance, multi-channel distribution and efficient operating platform; (b) the Wholesale business aims to add value to its internal clients through investment performance, liability matching and investment in innovative and attractive areas of capital markets and to utilize the skills developed primarily for internal funds to build new business streams and diversify revenues and (c) Prudential Finance combines the management of Prudential's balance sheet with M&G's market positions to develop a new profit stream.

        In the United States, Prudential is focusing on maximizing its opportunities in the evolving US market by pursuing the goal of continued expansion of Jackson's share of the US annuities and retail asset management markets.

        Prudential believes expansion of Jackson's share of the US annuities market will be largely contingent on continued expansion of existing product offerings, additional growth in new and existing distribution channels and opportunistic acquisition activity.

        Innovation in product design and speed to market continue to be key drivers of Jackson's competitiveness. In January 2006, Jackson added a five per cent annual benefit increase option to its popular lifetime guaranteed minimum withdrawal benefits ("GMWBs"). In February 2006, Jackson launched two new fixed index annuity ("FIA") contracts, Elite Choice and Elite Choice Rewards, which expanded the number of FIA products Jackson offers to five. In May 2006, Jackson added five new GMWB options that provide contract holders with a guaranteed return of premium and lifetime income. Additionally, Jackson expanded its variable annuity fund offering during the year.

        In the near term, Jackson's product development strategy includes further enhancement of its variable annuity offerings and the introduction of new guarantees, including a Guaranteed Minimum Accumulation Benefit ("GMAB"). In January 2007, Jackson launched a simplified retirement annuity that will serve as a low-cost option for financial advisors who are currently not participating in the variable annuity market. Additionally, Jackson launched a line of retail mutual funds for distribution by existing wholesalers. Jackson's mutual funds are marketed as an additional option for financial advisors currently selling variable annuity products.

        Jackson will continue to build its relationship-based distribution advantage in the advice-based channels and explore additional distribution opportunities, including expansion into the wire house channel, as evidenced by the company's recently announced distribution agreement with UBS.

        Jackson's continued expansion in the US retail asset management market will be led by the efforts of Jackson's independent broker-dealer network, National Planning Holdings, Inc. ("NPH") and Jackson's registered investment advisor, Curian Capital, LLC.

        In 1998, Jackson formed National Planning Corporation, a subsidiary of NPH. Since its formation, NPH has grown through acquisitions to comprise four broker-dealer firms: INVEST Financial Corporation, Investment Centers of America, National Planning Corporation, and SII Investments, Inc. By leveraging technology, NPH provides its advisors with the tools they need to operate their practices more efficiently. Through its relationship with NPH, Jackson has gained an important distribution outlet, plus invaluable insight into the needs of financial advisors and their clients. NPH was ranked the seventh largest independent broker-dealer network in the US (source: Investment News magazine) and generated nearly $12 billion in gross product sales and nearly $500 million in revenues in 2006.

        In early 2003, Jackson entered the registered investment adviser channel with the launch of Curian Capital. Curian provides innovative fee-based separately managed accounts and investment products to advisors through a sophisticated technology platform. Curian is one of the fastest growing third-party separately managed account platforms in the United States, with assets under management of $2.4 billion at the end of 2006.

        Jackson continues to seek opportunities to deploy capital through opportunistic, value-creating acquisitions. Jackson demonstrated its ability to efficiently consolidate annuity and life portfolios by meeting or exceeding performance targets during the completion of its acquisition of Life of Georgia. Jackson integrated more than 1.5 million policies onto its platform within eight months of the acquisition date.

        Prudential believes that Asia remains an attractive region with high levels of economic activity translating into higher levels of personal wealth, greater disposable incomes and a growing appetite for good quality protection and savings products. Within this environment, Prudential believes ageing demographics are also beginning to drive increased household savings rates and an emerging need for retirement solutions.

        An ongoing priority for Prudential is to continue building distribution to drive growth. Agency is a key distribution channel for Prudential Corporation Asia and so the strategies for its ongoing development are very important and tailored to each market. The more developed markets are typically focused on enhancing agency productivity and the newer markets are emphasizing increased distribution reach through growth in agent numbers. The agency strategy is tailored to each market, with the more developed markets typically focused on enhancing agency productivity and the newer markets emphasizing increased distribution reach through growth in agent numbers. In China and India particularly this means increasing geographic coverage through entering new cities and opening more branches.

        Prudential believes 2006 was a very successful year for its agency distribution channel with year-end 2006 agent numbers increasing by 114,000 in India, 11,000 in Indonesia and 5,000 in China compared to 2005. Agency productivity measured by an Annual Premium Equivalent ("APE") basis per average agent also improved during the year with Prudential's more developed markets of Singapore and Hong Kong showing double digit improvement over 2005 of 24 per cent and 15 per cent respectively.

        Distribution from non-agency channels also grew in 2006. Strong growth from bank distribution included record new business volumes from Standard Chartered Bank ("SCB") in Hong Kong, an increasing proportion of new business from ICICI Bank in India and encouraging growth from Maybank and Singpost in Singapore. In addition, a new direct distribution initiative, PRUcall, was launched in Thailand during 2006.

        Prudential's product strategy has been a key driver of its success. From the outset, the focus has been on predominantly regular premium products designed and targeted to meet customer needs. In the more emerging markets this is illustrated by the success of products that focus on providing for children and their education such as PRUkid in Vietnam. However, in an older and more developed market such as Korea, retirement orientated unit linked products such as PRUretire are proving popular.

        Prudential has led product innovation in a number of markets often working closely with the regulators. As a result, Prudential has been first to market with unit linked products in Singapore, Malaysia, Taiwan, Indonesia, India, the Philippines and Korea. These products are now a well established part of the portfolio generating 61 per cent of 2006 new business on an APE basis and, within the regulatory driven investment guidelines in each market, Prudential continues to expand the choice of investment funds available to customers, including third party funds in markets where it makes sense.

        During 2006, Prudential launched a new universal life product in Malaysia to give customers more choice. In India, ICICI Prudential launched a new diabetes care product. Prudential has also made its first move into the takaful (Shariah compliant) insurance market by forming a joint venture with Bank Simpanan Nasional ("BSN") in Malaysia and successfully launching its first linked product in

November 2006. The joint venture will offer a range of takaful savings, protection and investment products developed for Muslim Malays, who make up 60 per cent of the population.

        As a result of this strategic focus on regular premium policies, capital efficient linked products and the high proportion of accident and health riders, returns tend to be higher in Asia than are seen elsewhere.

        The focus on effective distribution and profitable life products has proven more difficult to deliver in Japan. Neither tied agency nor general agency distribution were found to be economically viable and, whilst a profitable variable annuity product has been approved by the regulators, it has not been commercially attractive when compared to some competitor products. The business remains subscale and Prudential continues to look for profitable growth opportunities in the market.

        Further demonstrating the benefits of scale that Prudential is beginning to realize in Asia, costs as a proportion of gross written premiums have been decreasing steadily from 16 per cent in 2002 to 11 per cent in 2006. However, continuing to increase efficiencies through greater use of common systems, platforms and processes across the region and the Group remains a priority.

        During 2006, a number of steps were taken to further broaden the Asia regional management team including the addition of a new Chief Executive Officer, Chief Financial Officer and Chief Operating Officer.

        In Vietnam, Prudential became the first non bank and first foreign firm approved to establish a finance company that can offer credit products such as personal loans and home mortgages. The license also permits corporate loans.

        Prudential has also made its first small entry into the Middle East and North Africa ("MENA") region with the granting of a license to establish a fund management and distribution base at Dubai International Financial Center. The intention is to offer domestic investors access to Prudential's international fund range and then launch conventional and Shariah-compliant funds that will be available internationally.

Focusing on Customers

        Prudential's goal is to deliver products that its customers want to buy, through the distribution channels they wish to use. Prudential is continually exploring opportunities to expand its distribution reach and broaden its product offering.

        In the United Kingdom, Prudential has complementary businesses and market-leading positions in key product areas, enabling it to selectively participate on a value basis. The businesses comprising Prudential's UK Insurance Operations have undergone enormous strategic transformations in recent years, bringing together several operating units under the powerful Prudential brand and improving service to over seven million customers. In 2002, Prudential's UK Insurance Operations announced the development of an outsourced customer service operation in Mumbai, India. In May 2003, the Mumbai customer service center opened and at the end of 2006 employed over 1,300 people.

        M&G is Prudential's UK and European fund management business and had over £164 billion of funds under management as of December 31, 2006, of which £119 billion related to Prudential's long-term business funds. M&G aims to maximize profitable growth by operating in markets where it has a leading position and competitive advantage, including retail fund management, institutional fixed income, pooled life and pension funds, property and private finance. M&G also manages Prudential's balance sheet for profit.

        In the United States, Prudential, through Jackson, maintains a significant market position across the range of fixed, variable and fixed index annuity products. These products offer guarantees and longevity protection that will become increasingly important in the United States as the approximately 78 million

"baby boomers" reach retirement age over the next decade. Jackson also offers life and institutional products. The company continues to expand its distribution channels and now distributes through independent agents, broker-dealers, banks, registered investment advisors, a small captive agency channel, and other financial institutions. Jackson focuses on product innovation and speed to market in order to provide customers with the products and features they demand on a timely basis. During 2006, 81 percent of Jackson's retail sales were from products and features that did not exist two years earlier. The platform-based design of Jackson's products allows customers to choose and pay for only those features they truly need. Jackson continues in the development of customer-friendly FIAs and the implementation of FIA educational support programs for advisors. The company developed an FIA due diligence kit for its broker-dealer partner organizations, continued the long-standing tradition of requiring representative certification to sell Jackson's fixed index annuities and improved Jackson's Statement of Understanding, which must be signed by the customer before an FIA contract will be issued. All of these measures were designed to ensure that broker-dealers, representatives and customers have a complete understanding of Jackson's fixed index annuities and FIAs in general.

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

        On January 29, 2007 the Prudential board announced that it had entered into a binding agreement to sell Egg to Citi. The sale completed on May 1, 2007 for a net cash consideration of £546 million, subject to any closing adjustments to the final accounts.

Summary

  •
  Prudential has compelling positions in the world's leading retail financial services markets and the resources to capitalize on these;

  •
  In the United Kingdom, Prudential has two excellent and profitable franchises in Prudential UK Insurance Operations and M&G on which to build for the future;

  •
  In the United States, Jackson is a significant cash-generative business with the market positioning for profitable growth in the retirement market. It has competitive advantage in the sectors in which it chooses to operate; and the ability to participate in market consolidation through bolt-on acquisitions;

  •
  In Asia, Prudential believes it has tremendous exposure to opportunities for life insurance sales and profit growth across the region, whilst continuing its program of rapid expansion and profit growth; and

  •
  Prudential's asset management businesses have significant growth prospects and are providing solid cash flow generation.

        Prudential believes it has scope to deliver increasing value for shareholders from each individual business operation, and from the Group as a whole which derives both financial advantage and resilience from the diversity of its portfolio of businesses, and the opportunities for collaboration between them.

Company Address and Agent

        Prudential plc is a public limited company organized under the laws of England and Wales. Prudential's registered office is Laurence Pountney Hill, London EC4R 0HH, England (telephone: +44 20 7220 7588). Prudential's agent in the United States is Jackson National Life Insurance Company, located at 1 Corporate Way, Lansing, Michigan 48951, United States of America.

Significant Subsidiaries

        The table below sets forth Prudential's significant subsidiaries.

Name of Company	Percentage Owned(1)	Country of Incorporation
The Prudential Assurance Company Limited	100%	England and Wales
Prudential Annuities Limited(2)	100%	England and Wales
Prudential Retirement Income Limited(2)	100%	Scotland
M&G Investment Management Limited(2)	100%	England and Wales
Egg Banking plc(3)	100%	England and Wales
Jackson National Life Insurance Company(2)	100%	United States
Prudential Assurance Company Singapore (Pte) Limited(2)	100%	Singapore
PCA Life Assurance Company Limited(2)	99%	Taiwan

(1)
Percentage of equity owned by Prudential directly or indirectly. The percentage of voting power held is the same as the percentage owned. Each subsidiary has one class of ordinary shares and operates mainly in its country of incorporation, except for Prudential Retirement Income Limited which operates mainly in England and Wales.

(2)
Owned by a subsidiary of Prudential.

(3)
In January 2007, Prudential announced that it had entered into a binding agreement to sell Egg Banking plc to Citi as set out in note I8 to the financial statements. Prudential announced that the sale of Egg Banking plc was completed on May 1, 2007.

UK Business

Introduction

        As at December 31, 2006, Prudential's UK business was structured into two business units, each focusing on its respective target customer markets. Prudential's UK business units are UK Insurance Operations and M&G, and until the disposal included the Egg banking operations:

        The following discussion describes:

  •
  the UK retail financial services market,

  •
  Prudential's UK business units and products,

  •
  Prudential's reinsurance arrangements and reserving practices,

  •
  shareholders' participation in Prudential's long-term insurance business, and

  •
  compliance matters, including pension mis-selling.

        In 2006, Prudential's UK business generated new business insurance premiums of £7,192 million and investment flows of £13,486 million. As of December 31, 2006, M&G had over £164 billion funds under management. See "—M&G" below for an analysis of funds under management.

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

        Financial advisors continue to be the principal channel for the distribution of life and pension products for insurers in the United Kingdom. This channel is undergoing significant change with the introduction by the FSA of "depolarization" rules in December 2004, leading to the establishment of multi-tie panels. Over the next few years, Prudential UK expects that a proportion of whole of market providers, which were previously known as independent financial advisors ("IFAs"), will continue to move to a panel approach whereby they distribute the product range of a select number of life insurance companies, in particular for mass market customer offers and simpler product types. Depolarization is also expected to have an effect on the UK bank distribution market as some banks move to offer their customers products from a panel of different providers rather than from a single product provider.

        Competition among retail financial service companies is focused on product range, distribution reach, brand, investment performance and the specific benefits offered by products, charges and financial strength.

        Prudential believes that the prospects for the UK life insurance industry remain healthy and that it is well positioned to take advantage of the opportunities presented. Therefore, since the Rights Issue in 2004, Prudential has invested £249 million in 2005 and £172 million in 2006 into the United Kingdom and continues to invest capital into the UK shareholder-backed business, with the expectation being that this business will become cash positive in 2010.

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

        With-profits policies are supported by a with-profits sub-fund and can be single premium (for example, Prudence Bond) or regular premium (for example, certain corporate pension products). Prudential's primary with-profits sub-fund is part of Prudential Assurance Company's ("PAC") long-term fund. The return to shareholders on virtually all with-profits products is in the form of a statutory transfer to PAC shareholders' funds which is analogous to a dividend from PAC's long-term fund and is dependent upon the bonuses credited or declared on policies in that year. Prudential's with-profits policyholders currently receive 90 per cent of the distribution from the main with-profits sub-fund as bonus additions to their policies and shareholders receive 10 per cent as a statutory transfer.

        The profits from almost all of Prudential's new non-participating business accrue solely to shareholders. Such business is written in the non-profit sub-fund within PAC's long-term fund, or in various shareholder owned direct or indirect subsidiaries, the most significant of which is Prudential Retirement Income Limited ("PRIL"), which also writes all new immediate annuities arising from vesting deferred annuity policies in the with-profits sub-fund of PAC. There is a substantial volume of in-force non-participating business in PAC's with-profits sub-fund and that fund's wholly owned subsidiary Prudential Annuities Limited ("PAL"), which is closed to new business; profits from this business accrue to the with-profits sub-fund.

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

        Prudential believes the changes created by the Government pension reforms that came into force on April 6, 2006 ("A-Day") will continue to have a positive impact on short term sales as experienced over 2006, and will create an improved savings environment over time, although the time frame for this improvement is unclear.

        As part of its A-Day preparations Prudential made a significant investment into systems development and customer communications and launched its new Flexible Retirement Plan in 2005, while withdrawing from selling front end loaded regular premium individual pensions.

        Prudential further strengthened its commitment to the manufacture of products which are economically priced and provide much-needed flexibility to consumers through the launch of its Flexible Protection Plan in July 2006 to the Direct channel and to a limited group of intermediaries specializing in the protection market. This innovative protection product is designed to pay critical serious illness claimants earlier and more often than traditional protection products with, on average, four times as many serious illnesses covered. Payments are based on severity levels and multiple claims for the same illness or new illnesses are possible. This product was rolled out nationally in the United Kingdom in February 2007.

        Historically, the majority of the life and pensions business written in the United Kingdom was with-profits business. However, in response to regulatory scrutiny and subsequent changes in the regulatory environment and customer requirements, with-profits products have been increasingly substituted by simpler unit-linked products. For a detailed description of Prudential's with-profits products and policies, see "—Shareholders' Interests in Prudential's Long-term Insurance Business—With-profits Products".

Distribution

        Retail financial services and products are distributed face to face, through branches, tied agents, company sales forces and financial advisors, or directly by mail, telephone and over the internet. Tied agents are exclusive agents who represent only one insurer and must offer customers the products most suitable to their needs, but only from the range of products offered by that insurer. In recent years the high costs of company sales forces and tied agency networks, combined with customers perceiving a lack of choice, have meant that sales forces and tied agents have lost significant market share to financial advisors, with the result that many insurers, including Prudential, have chosen to close these tied agents and direct sales force networks. With the aim of meeting the perceived demand for face to face advice when purchasing equity release products, Prudential established a face to face sales team for its life time mortgage product in late 2006. There are currently 30 advisors, with plans to hire more if demand increases.

        Direct and e-commerce distribution methods are generally lower-cost than other methods but have not been conducive to providing financial advice to the consumer to date. Accordingly, products distributed directly are generally more straightforward and have lower, often fee-based, charges.

        Previously, IFAs were required by the UK polarization laws to provide "best advice" to customers, considering all of the products available in the market and the customer's particular circumstances, and were legally responsible for their own advice. In contrast, company sales forces could only sell the products of the company they were employed by, but nevertheless had to provide "best advice" in light of the customer's particular circumstances. A company had legal responsibility for the advice its sales force provided and the conduct of its tied agents.

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

        The FSA, following a consultation process, implemented new "depolarization" rules at the end of 2004. Advisors now have the choice of being "single tied" as before, or multi-tied advising on the products of a limited range of providers, or equivalent to an IFA where they offer products from the "whole of market" as now, but they also have to offer a "fee alternative", a fee-based charging structure as an alternative to commission. Prudential's view is that over time a material number of existing whole of market advisors will choose to adopt a "multi tie" selecting a limited number of large brands.

        Prudential has worked with major financial advisor groups to design and build multi tie propositions, and Prudential UK has been appointed to multi-tie panels for THINC Destini, Sesame, Bankhall and Barclays.

        As of December 31, 2006, Prudential UK Insurance operations distributes its products through the following channels:

Direct and Partnerships

        The direct distribution channel seeks to increase revenue from existing Prudential customers, in particular at the point of policy maturity and by recruiting new customers. Direct includes the telephone, Internet and face to face advisors and focuses on annuities, investments, protection, health products and lifetime mortgages. Partnerships focuses on developing strong relationships with banks, retail brands and other distributors. Partnerships also seeks to help Prudential's distribution partners in their distribution and product development strategies. Prudential now have a range of providers including Barclays, Lloyds TSB, Pearl Assurance, Zurich Financial Services, Openwork, National Australia Bank and St. James Place.

Wholesale

        Wholesale concentrates on using Prudential's financial strength to participate selectively in bulk and back book buy-outs. In June 2005, Prudential reached agreement with Resolution Life to acquire a portfolio of the in-force pension annuities from its subsidiary, Phoenix Life & Pensions. In 2006 Prudential UK completed two significant back book transactions. In January 2006 it reached agreement with Royal London to acquire the portfolio of in-payment pension annuities that had been written primarily under the Royal London brand, but which also included some annuities that had been written under the Refuge Assurance brand. The transaction generated premium income of approximately £660 million. In June 2006, PAC agreed to reinsure the non-profit immediate annuity portfolio of SAIF to PRIL. SAIF is a closed sub-fund established by a court-approved Scheme of Arrangement in September 1997, in which Prudential shareholders have no economic interest. It contains a large proportion of the business originally written by the Scottish Amicable Life Assurance Society that was acquired by PAC in September 1997. The reinsurance premium for this transaction was £560 million.

        Prudential additionally signed a number of other deals in 2006 including an exclusive five year agreement with Threadneedle as their supplier of annuities for their Stakeholder scheme as well as any future defined contribution schemes that Threadneedle acquires and a deal with Save & Prosper to reinsure their annuity back book. Prudential also has a deal in place with Royal London to provide pension annuities for vesting Scottish Life policies.

Intermediaries

        The intermediary channel focuses on the distribution of products to individual customers via retail financial advisors. This channel was restructured during 2006 in response to the changing needs of Prudential's intermediary distribution partners. A new infrastructure was created to customize the levels of support required, with a new regional structure that matches field-based account managers with high value customer segments. Lower value segments are serviced by telephone-based account managers. The new organization structure positions the Intermediaries business to best manage the needs of

Prudential's intermediary partners at an appropriate level to extract maximum value from the opportunities the new regulatory regime presents.

        Following the introduction of the depolarization rules, many financial advisor groups have used the opportunity to establish multi-tie panels. Prudential continues to be well represented on major multi-tie panels currently in operation.

UK Business Units

UK Insurance Operations

Products

        Prudential offers a wide range of products which are sold under the Prudential brand. See "—Item 5 Operating and Financial Review and Prospects—Analysis by Geographic Region—UK Insurance operations—UK Restructurings". The products distributed include long-term products consisting of:

  •
  life insurance savings-type products and pure protection products,

  •
  individual and corporate pensions, and

  •
  pension annuities.

        In October 2004 Prudential launched PruHealth, a UK healthcare product that links health and fitness to the cost of medical insurance. As PruHealth is not a life insurance product its premium income is not reported as long-term new business sales. In 2006, gross written premiums were £36 million, with over 100,000 covered individuals as at the end of February 2007. Support for PruHealth is strong in both the intermediaries channel and the direct to consumer channel. The product has been developed through a joint venture with Discovery of South Africa. For further information see "Strategy—Driving Growth" above.

        In October 2005, Prudential launched Prudential Property Value Release Plan. A lifetime mortgage product that gives customers greater flexibility and control over the timing of when they draw down funds, thereby reducing total interest charges over the lifetime of the loan.

Long-term Products

        Prudential's long-term products in the United Kingdom consist of life insurance, pension products and pensions annuities. The following table shows Prudential's UK Insurance Operations new business insurance and investment premiums by product line for the periods indicated. New business premiums include deposits for policies with limited or no life contingencies.

	Year Ended December 31,
	2006	2005
	(in £ millions)
Life insurance
With-profits	250	175
Unit-linked	1,606	1,780

Total life insurance	1,856	1,955
Pensions
With-profits individual	34	30
Unit-linked individual	93	73
Department of Work and Pensions rebates	161	327
Corporate	745	438

Total pensions	1,033	868
Pension annuities and other retirement products
Fixed	2,439	3,752
Retail Price Index	1,338	347
With-profits	367	153

Total pension annuities	4,144	4,252

Total new business premiums	7,192	7,075

Life Insurance Products

        Prudential's UK life insurance products are predominantly medium to long-term savings products with life cover attached, and also include pure protection (term) products. The main savings products Prudential offers are investment bonds.

Savings Products—Investment Bonds

        Prudential offers customers a choice through a range of investment funds to meet different risk and reward objectives. Prudential launched the Flexible Investment Plan ("FIP") in November 2003. Through this plan, its customers have the option to invest in the Prudence Bond (With-Profits) along with a range of unit linked investment funds. Advisors can build an individual portfolio and asset allocation model to accurately match a client's risk / reward profile. FIP also gives financial advisors the opportunity to choose from different external fund management groups and the flexibility to make changes to portfolio and asset allocation over time. In 2006, sales of the Unit-linked option of FIP were £367 million.

        The Prudence Bond, a single premium, unitized with-profits policy with no fixed term, is one of the United Kingdom's leading investment bond products in terms of with-profits market share. Prudential launched the Prospect Bond, another single premium with-profits bond, in October 2003. The Prospect Bond gives investors the opportunity to move out of under performing funds elsewhere in the market, and into the Prudential With-Profits Fund. In September 2004, Prudential launched the next generation with-profits investment bond, entitled PruFund. A replacement for Prudence Bond it is designed to provide increased transparency and smoothed investment returns to the customer. In 2006, total new business premiums attributable to the PruFund, Prudence Bond, Prospect Bond and the Prudential Investment Bond, were in excess of £250 million. Sales of Prudential's offshore bonds, the International Prudence Bond and International Prudential Portfolio Bond, were £535 million in 2006.

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

Life Protection

        Prudential underwrites life protection for companies providing loans to their customers. Sales in 2006 were £687 million mostly generated through Prudential's partnership agreements with Lloyds TSB and Alliance and Leicester. As previously announced, from 2007 both of these agreements will cease.

Pension Products

        Prudential provides both individual and corporate pension products. In 2006, new business premiums totaled £127 million for individual pensions and £745 million for corporate pensions. Pension products are tax-advantaged long-term savings products that comply with rules established by the UK Inland Revenue and are designed to supplement state-provided pensions. These rules require that, upon retirement, maturity benefits are used to purchase pension annuities by policyholder election at retirement or at least by the age of 75, although they do permit a portion to be taken as a tax-free lump sum. Prior to retirement, these products typically have minimal mortality risk to Prudential and are primarily considered investment products. An exception is where a guaranteed annuity option has been offered on the product, with an element of risk to Prudential both in underlying mortality and investment assumptions.

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

        Prudential launched a new retirement savings product, the Flexible Retirement Plan in 2005, further extending this proposition to include the Self Invested Personal Pension ("SIPP") proposition, which provides consumers with a wider range of investment options.

Department of Work and Pensions Rebates ("DWP Rebate")

        Prudential also provides individual personal pension products through the DWP Rebate arrangement. Under this arrangement, individuals may elect to contract out of the UK's State Second Pension (referred to as S2P) which was previously known as State Earnings Related Pension Scheme, administered by the UK Department of Work and Pensions. If an individual elects to contract out, then he or she will designate a pension provider, such as Prudential. Premiums on products sold in this manner are paid through "rebates" from the Department of Work and Pensions, which represent the amount that would be otherwise paid into S2P. Rebate amounts are invested to provide benefits to the individual. Premiums from Department of Work and Pensions rebates are typically reported in the first quarter of each year.

Corporate Pensions

        There are two categories of corporate pension products: defined benefit and defined contribution. Prudential has an established defined benefit plan client base covering the small to medium-sized employer market. Prudential's defined contribution client base ranges from small-unlisted companies to some of the largest companies in the United Kingdom as well as a number of clients in the public sector (in particular the Additional Voluntary Contribution Sector). Additional Voluntary Contribution plans enable employees to make additional pension contributions, either regularly or as a lump sum, to supplement their occupational pension plans.

        Defined benefit plans and products continue to dominate the corporate pensions market in terms of funds under management. In recent years, however, most new plans established have been defined contribution products. In addition, there is an increasing trend among companies to close the defined benefit plans to new members or to convert existing schemes from defined benefit to defined contribution in order to stabilize or reduce potential pension liabilities.

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

Pension Annuities and other retirement products

        Prudential offers individual conventional immediate annuities that are either fixed or retail price indexed (referred to as RPI), where annuity payments are guaranteed from the outset, or with-profits annuities, where annuity payments are variable dependent on the investment performance of underlying assets. A total of £2,713 million of individual annuities were sold in 2006. Of this total, £1,356 million were sold to existing Prudential customers with maturing pension policies. The other £1,357 million were sold to new customers, typically individuals with a pension maturing with another provider who chose Prudential to provide their annuity. Prudential also offers bulk annuities, whereby it manages the assets and accepts the liabilities, of a company pension scheme, usually when it is being wound up by the employer. Due to the nature of the product, the volume of Prudential's bulk annuity sales is unpredictable as it depends on the decision of scheme trustees. In 2006, Prudential sold £1,431 million of bulk annuities.

        Prudential's immediate annuity products provide guaranteed income for a specified time, usually the life of the policyholder, in exchange for a lump-sum capital payment. No surrender value is available under any of these products. The primary risks to Prudential from immediate annuity products, therefore, are mortality improvements and credit risk.

Conventional Annuities

        Prudential's conventional annuities include level (non-increasing), fixed increase and retail price index ("RPI") annuities. Prudential's fixed increase annuities incorporate automatic increases in annuity payments by fixed amounts over the policyholder's life. The RPI annuities provide for a regular annuity payment to which an additional amount is added periodically based on the increase in the UK Retail Prices Index. In 2006, sales of RPI annuities were £1,338 million (including £711 million of bulk annuities). In 2006, sales of level and fixed increase annuities amounted to £2,439 million (including £720 million of bulk annuities and £25 million of unit-linked Flexible Retirement Income Account products ("FRIA")).

With-profits Annuities

        Prudential is one of only a few companies in the United Kingdom writing with-profits annuities. In 2006, Prudential wrote £367 million of this business. Prudential's with-profits annuities combine the income features of annuity products with the investment smoothing features of with-profits products and enable policyholders to obtain equity-type returns over time. Policyholders select an "anticipated bonus" from the specific range Prudential offers for the particular product. The value of the annuity payment each year depends upon the anticipated bonus rate selected by the policyholder when the product is purchased and the bonuses Prudential declares each year during the term of the product. If bonus rates fall below the anticipated rate, then the annuity income falls.

Flexible Retirement Income Account

        FRIA offers customers a flexible retirement solution and consists of two separate products. The Flexible Income Drawdown Plan ("FIDP") offers wide investment choice, income flexibility and options on death, including the repayment of the remaining fund as a lump sum. Under the current rules for approval of pension schemes, customers can use this draw-down product to provide retirement income up to age 75. These rules require customers to purchase annuities with any remaining pension funds at age 75. The Flexible Lifetime Annuity ("FLA") offers similar investment choice and income flexibility to FIDP but no lump sum death benefits. Prudential sold £25 million of the FRIA products in 2006.

Lifetime mortgage

        In October 2005, Prudential launched Prudential Property Value Release Plan. A lifetime mortgage product which gives customers greater flexibility and control over the timing of when they draw down funds, thereby reducing total interest charges over the lifetime of the loan. It has been well received by advisors and customers. Gross advances in 2006 were £90 million, representing an 8 per cent share of the lifetime mortgage market. In 2006 a face to face sales team was established to offer direct advice of the life time mortgage product, with the aim of meeting perceived customer demand for face to face sales in this market. Prudential plans to pursue opportunities to grow this team in 2007.

M&G

        M&G is Prudential's fund management business in the United Kingdom and continental Europe and comprises retail, institutional and internal fund management activities. Its key metrics of performance are profits, net sales and investment performance.

Retail Fund Management

        Gross fund inflows into M&G's retail products were a record £6.7 billion in 2006, a 75 per cent increase on 2005 as demand remained strong for M&G's high alpha equity and competitive fixed income and property offerings. Net fund inflows for 2006 more than doubled to £3.1 billion. This enabled M&G to consolidate its position as one of the top five retail fund managers in the United Kingdom, measured in terms of total funds under management (source: Investment Management Association).

        The UK and European retail asset management industry has grown strongly during 2006 as rising stock markets have increased the value of existing funds under management and attracted investors back into the market. M&G's retail strategy is to maximize the leverage of its strong investment performance, multi-channel distribution and efficient operating platform.

        The asset management sector has continued to benefit from the increasing shift by retail investors from opaque to transparent investment products, such as unit trusts, and M&G's range of market leading funds has positioned it well to benefit from this trend. The trend in favor of open architecture, which is the inclusion of funds provided by third party asset managers within products offered by banks, life insurance companies and other financial services providers, has accelerated cross border distribution by fund providers, as Continental European banks and life insurance companies have increased the range of third party funds they offer. Parallel to this, distribution of mutual funds has become increasingly intermediated and has been accompanied by the rise of professional buyers who demand higher levels of service and investment information, areas in which Prudential believes M&G has considerable expertise.

Wholesale Fund Management

        In its institutional businesses, M&G continued to reap the benefits of its position as a leading innovator in fixed income and private finance, with gross fund inflows increasing by 66 per cent to £6.8 billion during 2006. Net fund inflows were £3 billion. The successful strategy of developing new external business lines with attractive margins, using expertise developed for internal funds, generated increased revenue streams, especially in the area of non-correlated assets such as leveraged loans. M&G's private finance business successfully completed two more Collateralized Debt Obligations ("CDOs") during the year, bringing the total number of CDOs launched since 2001 to eighteen.

        Institutional markets are demanding increasingly sophisticated and tailored products and 2006 saw a rising awareness of asset/liability matching and a continued shift from balanced to specialist mandates. These trends, plus the increased role of fixed income within portfolios, continue to play to the strength and scale of M&G's wholesale business.

        M&G's wholesale strategy is twofold: to add value to its internal clients through investment performance, liability matching and investment in innovative and attractive areas of capital markets and to utilize the skills developed primarily for internal funds to build new business streams and diversify revenues. Examples of new business streams include leveraged loans, CDOs, infrastructure finance and the Episode global macro hedge fund. Prudential believes demand has increased for alternative investments and structured credit expertise, and Prudential believes this means managers who offer value-adding skills, such as M&G, are able to command attractive margins. With its strong track record and market leading reputation, Prudential believes M&G remains well placed to continue to benefit from this trend.

        Over three years Prudential UK's main with-profits fund, which is principally managed by M&G, has generated annual returns 1.08 per cent higher than its strategic benchmark and 1.96 per cent higher than its competitor benchmark.

Prudential Finance

        Prudential Finance was established to manage Prudential's balance sheet for profit. In addition to acting as the internal banker to the Prudential Group and its subsidiaries, Prudential Finance's strategy is to leverage Prudential's and M&G's positioning and skills for profit. Its activities include bridging transactions, property financing and securities lending with a focus on deals which have high profitability and capital velocity but low capital usage.

        The following table shows funds managed by M&G at the dates indicated.

	At December 31,
	2006	2005
	(In £ Billions)
Retail fund management	19	15
Institutional fund management	26	21
Internal fund management	119	113

Total	164	149

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

        Egg completed its re-focus on its core UK banking business in 2005 with the completion of the sale of its investment wrap, an electronic platform allowing investors or their advisors to organize and transact holdings in investment funds offered by a number of investment companies, business "Funds Direct" in October 2005 and its 49.9 per cent stake in Marlborough Sterling Mortgage Services in January 2006.

        The high level of consumer indebtedness has led to a sharp increase in the number of individuals seeking to restructure their credit obligations. This has been observed through higher levels of personal bankruptcies and individual voluntary arrangements: the number of personal insolvencies has risen at an annual rate of over 50 per cent. These factors have given rise to increased bad debt provisions across the UK banking industry.

        In January 2007, Prudential concluded that Egg's current banking business does not represent the best opportunity for it to drive profitable growth in the future. On January 29, 2007 the Prudential board announced that it had entered into a binding agreement to sell Egg to Citi. The sale completed on May 1, 2007 for a net cash consideration of £546 million, subject to any closing adjustments to the final accounts. In connection with the sale of Egg, Prudential has agreed distribution rights with Citi through which Prudential will provide life and pension products to Egg's customers for a five year period. Citi is the largest credit card issuer in the world and a group that is well placed to develop and grow Egg's franchise. In addition, Prudential has been selected as a strategic provider to Citi for the distribution of Life Insurance products to Citi's consumer banking customers in Thailand, Indonesia and the Philippines.

        The following table shows the total product balances for both Egg and Prudential branded products at the dates indicated.

Products

	At December 31,
	2006	2005
	(In £ Millions)
Customer savings	5,554	5,830
Mortgage loans	1,158	1,484
Credit card receivables	3,215	3,491
Personal loans	2,338	2,790

        Egg Card, the United Kingdom's first credit card designed for the internet, was launched in September 1999. As at December 31, 2006 and the balance outstanding on credit cards stood at £3,215 million. At December 31, 2006, Egg's branded savings in the United Kingdom totaled £5,450 million and Egg's own-branded mortgage balances stood at £806 million and its personal loan balances stood at £2,338 million.

        Egg also offers motor, travel, home and contents and life assurance, with each product type underwritten by different insurers and Egg receiving a sales commission.

        Egg also markets Prudential branded products. These product balances, included in the above table, were £352 million of mortgage loans, £104 million of savings at December 31, 2006.

Reinsurance

        In view of the size and spread of Prudential Assurance's long-term insurance fund, there is little need for reinsurance to protect this business. Some limited reinsurance is maintained and treaties relating to critical illness, permanent health insurance, term insurance and certain unit linked products are in place.

Reserves

        In the United Kingdom, a life insurance company's reserve and other requirements are determined by its Board, with advice from its Actuarial Function Holder, subject to minimum reserve requirements. These minimum reserve requirements are established by the rules and guidance of the Financial Services Authority ("FSA").

        The reserves are published in annual returns to the FSA. In practice, similar provisions are included in the life insurance company's statutory accounts with limited adjustments. Whether an employee of, or consultant to, a life insurance company, the Actuarial Function Holder must pay due regard to the fair treatment of policyholders in making recommendations to the company's board. The Actuarial Function Holder is required to report directly to the FSA any serious concerns regarding the company's ability to treat its customers fairly.

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

        As well as the reserves, the company's assets must also cover other capital requirements set out in the Integrated Prudential Sourcebook. These comprise a with-profits insurance capital component, which is a measure of the difference in the surplus assets on regulatory and realistic bases; a resilience capital requirement for entities other than PAC, which makes prudent allowance for potential future adverse movements in investment values; and the long-term insurance capital requirement, which must be held by all European Union insurance companies. See "Financial Strength of Prudential Assurance's Long-term Fund" for further information on solvency and "Realistic Financial Strength Reporting" for further information on realistic reporting.

Financial Strength of Prudential Assurance's Long-term Fund

        The PAC's long-term fund remains very strong. On a realistic valuation basis, with liabilities recorded on a market consistent basis, the free assets are valued at approximately £8.6 billion at December 31, 2006, before a deduction for the risk capital margin.

        The PAC long-term fund is rated AA+ by Standard & Poor's, Aa1 by Moody's and AA+ by Fitch Ratings.

        The table below shows the change in the investment mix of Prudential's main with-profits fund:

	2006%	2005%
UK equities	36	40
International equities	17	19
Property	15	15
Bonds	25	21
Cash and other asset classes	7	5

Total	100	100

        The with-profits sub-fund delivered a pre-tax investment return of 12.4 per cent in 2006, and over the last five years the fund has achieved a total return of 63.8 per cent against 41.1 per cent for the FTSE 100 total return and 50.2 per cent for the FTSE All-Share (Total Return) index (figures are to December 31, 2006, before tax and charges). Much of this excellent investment performance was achieved through the active asset allocation of the fund. As part of its asset allocation process, Prudential constantly evaluates prospects for different markets and asset classes. During the year Prudential decreased its exposure to equities while increasing its exposure to corporate bonds and alternative assets, reflecting Prudential's view that increased diversification in the assets of the with-profits sub-fund was appropriate.

Realistic Financial Strength Reporting

        In accordance with the FSA Prudential Sourcebook, PAC has to demonstrate solvency on a 'realistic' valuation basis as well as the regulatory basis. In the aggregate, the basis has the effect of placing a value on the liabilities of UK with-profits contracts that reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances.

        This basis makes companies' financial health more transparent to policyholders, intermediaries and regulators alike, and enables more informed choices to be made by policyholders. The PAC long-term with-profits sub-fund is very strong with the inherited estate (free assets) measured in accordance with the detailed methodology included in regulations contained in the FSA's rules for the determination of reserves on the FSA "realistic" Peak 2 basis, valued at approximately £8.6 billion at the year end before deducting for the risk capital margin.

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

        When determining policy payouts, including final bonuses, Prudential follows an actuarial practice of considering "asset shares" for specimen policies. Asset shares broadly reflect the value of premiums paid in respect of a policy accumulated at the investment return on the assets Prudential notionally attributes to the policy. In calculating asset shares, Prudential takes into account the following items:

  •
  the cost of mortality risk and other guarantees (where applicable),

  •
  the effect of taxation,

  •
  management expenses, charges and commissions,

  •
  the proportion of the amount determined to be distributable to shareholders, and

  •
  the surplus arising from surrenders, non-participating business included in the with-profits fund and other miscellaneous sources.

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

        In 2006, Prudential declared a total surplus of £2,693 million from PAC's primary with-profits sub fund, of which £2,424 million was added to with-profits policies and £269 million was distributed to shareholders. This includes annual bonus rates of 3.25 per cent per annum for the Prudence Bond and 3.25 per cent per annum for personal pensions. In 2005, Prudential declared a total surplus of £2,234 million from Prudential Assurance's primary with-profits sub fund, of which £2,011 million was added to with-profits policies and £223 million was distributed to shareholders. This includes annual bonus rates of 3.25 per cent for the Prudence Bond and 3.25 per cent for personal pensions.

        The closed Scottish Amicable Insurance Fund ("SAIF") declared total bonuses in 2006 of £599 million compared to £455 million in 2005. Shareholders have no interest in profits from the SAIF fund, although they are entitled to the investment management fees paid by this business. For greater detail on the SAIF fund, see "—The SAIF Sub-fund and Accounts" below.

Surplus Assets in PAC's Long-term With-profits Fund

        The assets of the main with-profits fund within the long-term fund of PAC comprise the amounts that PAC expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the with-profits fund is equal to the policyholders' accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the with-profits fund is called the 'inherited estate' and has accumulated over many years from various sources.

        The inherited estate represents the major part of the working capital of PAC's long-term insurance fund. This enables PAC to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund's assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

        PAC believes that it would be beneficial if there were greater clarity as to the status of the inherited estate. As a result, PAC has announced that it has begun a process to determine whether it can achieve that clarity through a reattribution of the inherited estate. As part of this process an independent Policyholder Advocate has been nominated to represent policyholders' interests should a decision be made to proceed. This nomination does not mean that a reattribution will occur.

        Given the size of the Group's with-profits business any proposal is likely to be time consuming and complex to implement and is likely to involve a payment to policyholders from shareholders' funds. If a reattribution is completed the inherited estate will continue to provide working capital for the long-term insurance fund.

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

The SAIF Sub-fund and Accounts

        The SAIF sub-fund is a ring-fenced sub-fund of PAC's long-term fund and was formed following the acquisition of the mutual Scottish Amicable Life Assurance Society in 1997. No new business may be written in SAIF, although regular premiums are still being paid on policies in-force at the time of the acquisition and "top-ups" are permitted on these policies.

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

        At the time of the acquisition, PAC's long-term fund made payments of £276 million to the SAIF sub-fund for the unit-linked life business and non-participating life business and the future profits from unitized with-profits life business. PAC also agreed to set up a memorandum account of £1.3 billion that is considered in determining SAIF's investment policy. The SAIF sub-fund pays an annual charge to the other part of PAC's long-term fund in respect of this memorandum account.

        PAC's long-term fund made a further payment of £185 million to qualifying Scottish Amicable Life Assurance Society policyholders for the use of the Scottish Amicable brand and future expense synergies. This payment will be recovered by the long-term fund by means of a combination of a service agreement and a license fee agreement with Craigforth Services Limited (now renamed Prudential UK Services Limited), a shareholder-owned service company set up at the time of the acquisition.

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

        With the exception of certain guaranteed annuity products, referred to below, the majority of SAIF with-profits policies do not guarantee minimum rates of return to policyholders. Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the PAC long-term fund would be liable to cover any such deficiency. Due to the quality and diversity of the assets in SAIF and the ability of SAIF to revise guaranteed benefits in the event of an asset shortfall, the directors believe that the probability of either the PAC's long-term fund or Prudential's shareholders' funds having to contribute to SAIF is remote.

Non-participating Business

        The majority of Prudential-branded non-participating business is written in the non-profit sub-fund of PAC's long-term fund or in subsidiaries owned by Prudential. Since mid-2004, Prudential has written all of its new non-profit annuity business through Prudential Retirement Income limited ("PRIL"), from which the profits are attributed solely to shareholders. Prior to that time, certain non-profit annuity business was written through Prudential Annuities Limited ("PAL"), which is wholly owned by PAC's with-profits fund. The profits on this business are attributable to the fund and not to shareholders, although indirectly shareholders get one ninth of additional amounts paid to policyholders through the declaration of bonuses.

        The unit-linked business written by PAC and Prudential International Assurance is written with capital provided by shareholders.

Pension Mis-selling Review

        The UK regulator (previously the Personal Investment Authority) has determined that many individuals advised by insurance companies, Independent Financial Advisers and other intermediaries to not join, to transfer from or to opt out of their occupational pension schemes in favor of private pension products during the period April 1988 to June 1994 were incorrectly advised and would have been better off not purchasing the private pension products sold to them. Industry participants are responsible for compensating the persons to whom private pensions were mis-sold. As a consequence of the review of potential cases of mis-selling required by the FSA, and to pay compensation to policyholders where necessary, a provision is maintained by the PAC with-profits fund. Detail of the amounts and movements in the provision are shown in note H14 to the financial statements.

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

        The pension mis-selling review was completed on June 30, 2002. The assurance will continue to apply to any policy in force at December 31, 2003, both for premiums paid before January 1, 2004, and for subsequent regular premiums (including future fixed, retail price index or salary related increases and Department of Work and Pensions rebate business). The assurance has not applied to new business since January 1, 2004. New business in this context consists of new policies, new members to existing pension schemes plus regular and single premium top-ups, transfers and switches to existing arrangements. The maximum amount of capital support available under the terms of the assurance will reduce over time as claims are paid on the policies covered by it.

        The bonus and investment policy for each type of with-profits policy is the same irrespective of whether or not the assurance applies. Hence removal of the assurance for new business has had no impact on policyholder returns and this is expected to continue for the foreseeable future.

Mortgage Endowment Products Review

        In common with several other UK insurance companies, Prudential used to sell low-cost endowment products related to repayment of residential mortgages. The FSA has worked with insurance companies to devise a program whereby the companies write to customers indicating whether there may be a possible shortfall and outline actions that the customers can take to prevent this possibility.

        Provisions are held by Prudential to cover potential compensation in respect of mortgage-endowment mis-selling claims as explained in note H14 to the financial statements.

        In May 2006 Prudential introduced a deadline for both Prudential and Scottish Amicable mortgage endowment complaints. In line with the time limit prescribed by the FSA and the ABI, impacted customers have three years to lodge a mis-selling complaint from the date they receive their first "red" letter indicating that there is a high risk their mortgage endowment may not achieve its projected final value.

Guaranteed Annuities

        PAC used to sell guaranteed annuity products in the United Kingdom and held a provision of £47 million at December 31, 2006, within the main with-profits fund to honor guarantees on these products. The Company's main exposure to guaranteed annuities in the United Kingdom is through the SAIF and a provision of £561 million was held in SAIF at December 31, 2006, to honor the guarantees. As SAIF is a separate sub-fund of the Company's long-term business fund, this provision has no impact on shareholders.

US Business

        Prudential conducts its US insurance operations through Jackson National Life Insurance Company and its subsidiaries, including Curian Capital, LLC, a registered investment advisor. The US operations also include PPM America, Prudential's US internal and institutional fund manager, and Prudential's US broker-dealer operations (National Planning Corporation, SII Investments, Inc., IFC Holdings, Inc. and Investment Centers of America, Inc.). At December 31, 2006, Prudential's US operations had almost 3 million policies and contracts in effect and PPM America managed approximately $74 billion (£38 billion) of assets. In 2006, total new business premiums were £5,981 million.

US Market Overview

        The United States is the largest retirement savings market in the world, with 67 per cent, or $12.9 trillion, of the world's retirement assets concentrated in the United States at the end of 2005 (source: Cerulli Associates). As approximately 78 million "baby boomers" (source: US Census Bureau), born between 1946 and 1964, reach retirement age in the next decade, the aging demographics of the United States are expected to increase annual retirement distributions to more than $1 trillion per year by 2012. The combination of increasing average life expectancy and decreasing average retirement age in the United States is leading to an increase in the average time individuals will spend in retirement. At the same time, the responsibility for providing income during retirement continues to shift away from institutions, such as government and employers, toward individuals. These changes, coupled with historically low savings rates in the United States, have resulted in an increasing risk that individuals' finances will be insufficient to cover the cost of living through retirement. These consumers will have a growing need for independent financial advice and increasingly seek guarantees and longevity protections from the financial products they purchase.

        Despite favorable demographics, US life insurers face challenges from both within and outside the industry. The US life insurance industry remains highly fragmented—the combination of all annuity companies ranked below the top 20 annuity sellers have more than twice the market share of the top annuity provider (source: LIMRA) and competition for market share is expected to intensify. In addition to competing against each other, life insurers are increasingly competing with other financial services providers, in particular mutual fund companies and banks, for a share of retirement savings assets in the US. Sales of annuities in the career agency distribution channel continue to decline to the benefit of independent agents and broker-dealers due to increasing costs and regulatory burdens, as well as a growing pool of sophisticated investors increasingly seeking more independent investment advice.

        The US insurance industry faces continued regulatory scrutiny, particularly with respect to index and variable annuity products. The National Association of Securities Dealers Inc. ("NASD") has issued guidelines requesting that its member firms provide stricter supervision of the marketing and sales of index annuities. In the variable annuity market, regulators continue to focus on product suitability in an effort to ensure that the products are sold appropriately to customers. There has also been regulatory pressure to reduce fees and costs associated with variable annuities, which has increased advisor demand for providers to manufacture low-cost variable annuity options.

        Companies with quality distribution relationships, strong product manufacturing and below-industry-average cost structures are well positioned to compete effectively and continue to grow profitably. Significant convergence in the US financial services industry has yet to occur. As noted, the market remains fragmented with more business being consolidated organically among market participants with significant scale and sophisticated risk management functions.

        During 2006 and 2005, the S&P index increased 13.6 per cent and 3.0 per cent, respectively, increasing the attractiveness of products providing access to equity-based returns. During the same periods, interest rates trended upward. However, the short end of the yield curve rose more dramatically than the long end of the curve, resulting in a flat to inverted yield curve. This, combined with low spreads over Treasury bonds, created a difficult environment for the sale of properly priced fixed annuities.

Products

        Jackson provides retirement income and savings solutions in the mass and mass-affluent segments of the US market, primarily to those planning for retirement or in retirement already. It offers tools that help people plan for their retirement, and manufactures products with specialized features and guarantees to meet customers' needs. By seeking to add value to both the representatives who sell Jackson products, and to their customers, Jackson has built a strong position in the US retirement savings and income market with the fastest-growing variable annuity franchise measured by new sales growth during the past four years (source: VARDS) and top-10 sales rankings in fixed index annuities and individual traditional deferred fixed annuities (source: LIMRA).

        Jackson's primary focus is manufacturing high-margin, capital-efficient products, such as variable annuities, and marketing these products to advice-based channels through its relationship-based distribution model. In developing new product offerings, Jackson leverages a low-cost, flexible technology platform to manufacture innovative, customizable products that can be brought to the market quickly. In 2006, 81 per cent of Jackson's retail sales were from products and features developed and launched in 2006 and 2005.

        Jackson's product offerings include variable, fixed and fixed index annuities, as well as life insurance and institutional products. Jackson's annuity products are long-term personal retirement products, which offer tax-deferred accumulation on the funds invested until proceeds are withdrawn from the policy. Fixed annuities offer customers a guarantee of principal and a minimum guaranteed rate of return on their deposits. Fixed index annuities also offer these features, but vary from fixed annuities in that they offer the potential for additional interest to be credited based upon the performance of an equity index over a specified period.

        Variable annuity products differ from the fixed annuity products in that the returns to the customer will depend upon the performance of the underlying fund portfolio. Jackson's variable annuity products offer a range of protection options, such as death, income and withdrawal benefits, which are priced separately by the company and can be elected by customers according to their individual needs. Jackson manages its exposure to equity market movements through a comprehensive hedging program.

Distribution

        Due to the increasing complexity of the retirement savings and income market and broad array of financial products being brought to market, Prudential believes professional advice is vital for customers to understand the choices available and to determine which products are best for their particular financial situation. Therefore, Jackson primarily markets its retail products through advice-based distribution channels, including independent agents, independent broker-dealer firms, regional broker-dealers, banks and registered investment advisors. Beginning in 2005, Jackson also began marketing products through its captive insurance agency, acquired through the purchase of Life of Georgia.

        Jackson supports its network of independent agents and advisors with award-winning marketing support and award-winning customer service. In 2006, the Service Quality Measurement Group recognized Jackson with a World Class Customer Satisfaction Award, and Jackson's marketing campaigns won awards for achievement in graphic design, editorial content and overall communications excellence. Jackson complements its award-winning marketing and customer service with value-added services such as the Seminar Systems Unit, which helps advisors host educational seminars for clients on a variety of financial planning topics. In addition, Jackson recently launched the Retirement and Wealth Strategies Group, a unit dedicated to helping advisors better address their clients' evolving retirement planning needs.

Jackson National Life Insurance Company

        Jackson is a leading provider of long-term savings and retirement products to retail and institutional customers throughout the United States. Jackson offers variable annuities, fixed index annuities, individual fixed annuities, life insurance and institutional products. By developing and offering a wide variety of products, Jackson believes that it has positioned itself to compete effectively in various stock market and interest rate environments. Jackson markets its retail products through various distribution channels, including independent agents, independent broker-dealer firms (including financial planners), regional broker-dealers, banks, registered investment advisors, and beginning in 2005, through its captive insurance agency, acquired through the purchase of Life of Georgia.

        The interest-sensitive fixed annuities, fixed index annuities, immediate annuities and life insurance products are sold through independent agents, broker-dealers and banks. For variable annuity products, which can only be sold through broker-dealers licensed by the US National Association of Securities Dealers, Jackson has selling agreements with such firms and is continuing to focus on its own broker-dealer distribution channel. Its institutional products department sells guaranteed investment contracts, funding agreements and medium-term notes through brokers and investment banks and directly to institutional investors. In early 2003, Jackson commenced operating in the registered investment advisor channel, with the launch of Curian Capital, LLC. In 2005, Jackson began selling life insurance products through its newly established captive agency, JNL Southeast Agency LLC. For further information, see "—Captive Agency".

Products

        The following table shows total new business premiums in the United States by product line and distribution channel for the periods indicated, and policyholder liabilities by product line. Total new business premiums include deposits for investment contracts with limited or no life contingencies.

	Year Ended December 31,
			Policyholder Liabilities At December 31, 2006
	2006	2005
	(In £ Millions)
By Product
Annuities
Fixed annuities
Interest-sensitive	638	742	10,441
Fixed index	554	616	2,504
Immediate	50	46	638
Variable annuities	3,819	2,605	13,104

Total	5,061	4,009	26,687

Life insurance	25	25	3,624

Institutional products
GICs, funding agreements and Federal Home Loan Bank of Indianapolis (FHLBI) advances	458	355	1,327
Medium term note funding agreements	437	634	2,658

Total	895	989	3,985

Total	5,981	5,023	34,296

By Distribution Channel
Independent agents	701	670
Bank	784	877
Broker-dealer	3,593	2,483
Captive agents	8	4
Institutional products department	895	989

Total	5,981	5,023

Annuities

Fixed Annuities

Interest-sensitive Annuities

        In 2006, interest-sensitive fixed annuities accounted for 11 per cent of total new business premiums and 31 per cent of policyholder liabilities of the US operations Interest-sensitive fixed annuities are products which allow for tax-deferred accumulation of funds, with flexible payout options. They are used for asset accumulation in retirement planning and for providing income in retirement.

        The contractholder pays Jackson a premium, which is credited to the contractholder's account. Periodically, interest is credited to the contractholder's account and administrative charges are deducted, as appropriate. Jackson may reset the interest rate on each contract anniversary, subject to a guaranteed minimum, in line with state regulations.

        When the annuity matures, Jackson either pays the contractholder the amount in the contractholder account or begins making payments to the contractholder in the form of an immediate annuity product. This latter product is similar to a UK annuity in payment.

        Fixed annuity policies are subject to early surrender charges for the first six to nine years of the contract. In addition, the contract may be subject to a market value adjustment at the time of early surrender. During the surrender charge period, the contractholder may cancel the contract for the surrender value.

        Jackson's profits on fixed annuities arise primarily from the spread between the return it earns on investments and the interest credited to the contractholder's account (net of any surrender charges or market value adjustment) less expenses.

Fixed Index Annuities

        Fixed index annuities accounted for 9 per cent of total new business premiums in 2006 and 7 per cent of policyholder liabilities of the US operations. Fixed index annuities (formerly referred to as equity-indexed annuities) are deferred annuities that allow for tax-deferred accumulation of funds, with flexible payout options. They are used for asset accumulation in retirement planning and for providing income in retirement.

        The contractholder pays Jackson a premium, which is credited to the contractholder's account. Periodically, interest is credited to the contractholder's account and administrative charges are deducted, as appropriate. Jackson guarantees an annual minimum interest rate, although actual interest credited may be higher and is linked to an equity index over its indexed option period.

        Jackson's profit arises from the investment income earned and the fees charged on the contract, less the expenses incurred, which include the costs of the guarantees, and the interest credited to the contract. Fixed index annuities are subject to early surrender charges for the first five to 12 years of the contract. During the surrender charge period, the contractholder may cancel the contract for the surrender value.

Immediate Annuities

        In 2006, immediate annuities accounted for 1 per cent of total new business premiums and 2 per cent of policyholder liabilities of the US operations. Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period of years and/or the life of the policyholder. If the term is for the life of the policyholder, then Jackson's primary risk is mortality risk. This product is generally used to provide a guaranteed amount of income for policyholders and is used both in planning for retirement and in retirement itself. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and is guaranteed for the term of the annuity.

Variable Annuities

        In 2006, variable annuities accounted for 64 per cent of total new business premiums and 38 per cent of policyholder liabilities of the US operations. Variable annuities are tax-deferred annuities where the rate of return depends upon the performance of the underlying portfolio, similar in principle to UK unit-linked products. They are also used for asset accumulation in retirement planning and to provide income in retirement.

        The contractholder's premiums are held apart from Jackson's general account assets, in a "separate' account, which is analogous to a unit-linked fund. The contractholder can allocate the premiums between a variety of variable sub-accounts with a choice of fund managers and/or guaranteed fixed-rate options. The value of the portion of the separate account allocated to variable sub-accounts fluctuates with the underlying investment. Variable annuity policies are subject to early surrender charges for the first three to six years of the contract. During the surrender charge period, the contractholder may cancel the contract for the surrender value. Jackson offers one variable annuity that has no early surrender charges.

        Jackson offers a choice of guaranteed benefit options within its variable annuity product range which customers can elect and pay for. These include the guaranteed minimum death benefit ("GMDB"), which guarantees on death the contractholder receives a minimum value regardless of past market performance. These guaranteed death benefits might be expressed as the return of original premium, the highest past anniversary value of the contract, or as the original premium accumulated at a fixed rate of interest. In addition, there are two other types of guarantee, guaranteed minimum withdrawal benefits ("GMWB") and guaranteed minimum income benefits ("GMIB"). GMWBs provide a guaranteed return of the principal invested by allowing for periodic withdrawals which are limited to a maximum percentage of the initial premium. One version of the GMWBs provides for a minimum annual withdrawal amount that is guaranteed for the contractholder's life without annuitization. GMIBs provide for a minimum level of benefits upon annuitization regardless of the value of the investments underlying the contract at the time of annuitization. The GMIB is reinsured.

        As investment return on the separate account assets is attributed directly to the contractholders, Jackson's profit arises from the fees charged on the contracts, less the expenses incurred, which include the costs of guarantees.

        Jackson credits premiums on variable annuities to a separate account or to the fixed account, depending on the policyholders' elections. The policyholders determine how the premiums will be allocated by choosing to allocate all or a portion of their accounts either to a variety of variable sub-accounts, with a choice of investment managers, or to guaranteed fixed-rate options. The rate of election of the fixed account option within variable annuities in 2006 of 16 per cent compared with 20 per cent in 2005.

        The non-fixed account portion of variable annuity products is backed by specific assets that are held in separate accounts. The assets in these separate accounts are "segregated" pursuant to state insurance law and do not form part of the assets in the US general account, which backs the remainder of the insurance business in the United States. Amounts held in the separate accounts are not chargeable with liabilities arising out of any other business Jackson may conduct. All of the income and gains or losses from these assets less specified management charges are credited to or against this portion of the policies and not any other policies that Jackson may issue. For IFRS reporting, separate account assets and liabilities as presented in this Form 20-F are not distinguished from general account assets and liabilities.

Life Insurance

        Reflecting the competitive life insurance market place and the overall trend towards asset accumulation products, Jackson's life insurance products accounted for only 0.4 per cent of the total new business premiums and 10 per cent of policyholder liabilities of the US operations in 2006. Jackson sells several types of life insurance including term life, universal life, survivorship universal life, and variable universal life. Term life provides protection for a defined period of time and a benefit that is payable to a designated beneficiary upon death of the insured. Universal life provides permanent individual life insurance for the life of the insured and includes a savings element. Survivorship universal life is a form of permanent life insurance that insures two people and pays the policy benefits after the death of the last surviving insured. Variable universal life is a life insurance policy that combines death benefit protection and the important tax advantages of life insurance with the long-term growth potential of professionally managed investments.

Institutional Products

        Institutional products consist of guaranteed investment contracts ("GICs"), funding agreements, including agreements issued in connection with participation in the Federal Home Loan Bank of Indianapolis ("FHLBI") program, which is further described below, and medium term note funding agreements. In 2006, institutional products accounted for 15 per cent of total new business premiums and 12 per cent of policyholder liabilities of US operations. The GICs are marketed by its institutional products department to defined contribution pension and profit-sharing retirement plans. Funding agreements are marketed to institutional investors, including corporate cash accounts and securities lending funds, as well as money market funds, and are issued to the FHLBI in connection with its program—see "Funding Agreements" below. Three types of institutional products are offered:

  •
  traditional GICs,

  •
  funding agreements, and

  •
  medium term note funding agreements.

Traditional Guaranteed Investment Contracts

        Under a traditional GIC, the policyholder makes a lump sum deposit. Interest is paid on the deposited funds, usually on a quarterly basis. The interest rate paid is fixed and is established when the contract is issued.

        Traditional GICs have a specified term, usually two to three years, and typically provide for phased payouts. Jackson tailors the scheduled payouts to meet the liquidity needs of the particular retirement plan. If deposited funds are withdrawn earlier than scheduled, an adjustment is made that approximates a market value adjustment.

        Jackson sells GICs to retirement plans, in particular 401(k) plans. The traditional GIC market is extremely competitive. This is due in part to competition from synthetic GICs, which Jackson does not sell.

Funding Agreements

        Under a funding agreement, the policyholder either makes a lump-sum deposit or makes specified periodic deposits. Jackson agrees to pay a rate of interest, which may be fixed but which is usually a floating short-term interest rate linked to an external index. Interest is paid quarterly to the policyholder. The average term for the funding agreements is one to two years. At the end of the specified term, policyholders may re-deposit the principal in another funding agreement. Jackson makes its profit on the spread between the yield on its investment and the interest rate credited to policyholders.

        Typically, brokerage accounts and money market mutual funds are required to invest a portion of their funds in cash or cash equivalents to ensure sufficient liquidity to meet their customers' requirements. The funding agreements permit termination by the policyholder on 7 to 90 days notice, and thus qualify as cash equivalents for the clients' purposes. Funding agreements terminable by the policyholder with less than 90 days notice account for less than 0.1 per cent of Jackson's total policyholder reserves.

        In 2005, Jackson became a member of the FHLBI. Membership allows Jackson access to advances from FHLBI that are collateralized by mortgage related assets in Jackson's investment portfolio. These advances are in the form of funding agreements issued to FHLBI. In 2006, the total premiums generated from advances from the FHLBI were $500 million.

Medium Term Note Funding Agreements

        Jackson has also established European and global medium-term note programs. The notes offered may be denominated in any currency with a fixed or floating interest rate. Notes are issued to institutional investors by a special purpose vehicle and are secured by funding agreements issued by Jackson.

Distribution and Marketing

        Jackson distributes products in all 50 states of the United States and in the District of Columbia, although not all products are available in all states. Operations in the state of New York are conducted through a New York insurance subsidiary.

        Jackson focuses on independent distribution systems. It supports its network of independent agents and advisors with education and training programs. A substantial portion of the costs associated with generating new business are not fixed costs but vary directly with the level of business produced. Industry figures show that the costs are low relative to other US insurers.

        Jackson offers internet-based support to its broker-dealers. It continues to expand its internet-based services, increasing amounts of information available for both customers and agents.

Independent Agents and Broker-Dealers

        Jackson's subsidiary, Jackson National Life Distributors, Inc. ("JNLD"), is the primary marketing and distribution organization for annuities and life insurance products. The insurance and fixed annuity products are distributed through independent agents located throughout the United States. These approximately 22,000 appointed insurance agents or brokers, who also may represent other companies, are supported by four regional marketing divisions. JNLD generally deals directly with writing agents and brokers thereby eliminating intermediaries, such as general agents. This distribution channel has enabled it to generate significant volumes of business on a low, variable cost basis. Jackson is responsible for providing agents with product information and sales materials.

        JNLD's wholesalers meet directly with broker-dealers and financial planners and are supported by an extensive internal sales staff. There are more than 700 active selling agreements with regional and independent broker-dealer organizations throughout the United States, which provides Jackson access to more than 71,000 appointed agents.

        Jackson is responsible for providing training for its broker-dealer partners and providing them with product information and sales materials.

Banks, Credit Unions and Other Financial Institutions

        Jackson's Institutional Marketing Group distributes annuity and life insurance products through banks, credit unions and other financial institutions and through third-party marketing organizations that serve these institutions. Jackson is a leading provider of annuities offered through banks and credit unions and can access nearly 18,000 financial institution representatives through existing relationships with banks and credit unions. Jackson has established distribution relationships with medium-sized regional banks, which it believes are unlikely to develop their own insurance product capability.

Independent Broker-Dealers

        Jackson's retail distribution is managed by Prudential's independent broker-dealer network, National Planning Holdings ("NPH"), which is made up of four firms, National Planning Corporation, SII Investments, Inc., INVEST Financial Corporation and Investment Centers of America, Inc. NPH had more than 2,600 registered representatives at the end of 2006.

Registered Investment Advisor

        Commencing operation in early 2003, Curian Capital, LLC (Jackson's registered investment advisor channel) provides innovative fee-based separately managed accounts and investment products to advisors through a sophisticated technology platform.

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

Institutional Products Department

        Jackson markets its institutional products through its institutional products department. It has direct contacts with banks, municipalities, asset management firms and direct plan sponsors. Institutional products are distributed and marketed through intermediaries to these groups.

Captive Agency

        In connection with the acquisition of Life of Georgia in 2005, Jackson established the JNL Southeast Agency ("JNLSA"), the Company's first captive agency since 1970. JNLSA, with approximately 100 life insurance agents, was formed to help retain the Life of Georgia book of business and to create a new distribution channel for Jackson's life insurance products.

Factors Affecting Pricing of Products and Asset Liability Management

        Jackson prices products based on assumptions about future mortality, investment yields, expenses and persistency. Pricing is influenced by its objectives for return on capital and by competition. Although Jackson includes a profit margin in the price of its products, the variation between the assumptions and actual experience can result in the products being more or less profitable than it was assumed they would be. This variation can be significant.

        Jackson designs its interest-sensitive products and conducts its investment operations to closely match the duration of the assets in its investment portfolio with the annuity, term life, whole life, universal life and guaranteed investment contract product obligations. Jackson seeks to achieve a target spread between what it earns on its assets and what it pays on its liabilities by investing principally in fixed-rate securities and in options and futures to hedge equity-related movements in the value of its products.

        Jackson segregates its investment portfolio for certain investment management purposes and as part of its overall investment strategy into four portfolios: fixed annuities without market value adjustment, fixed annuities with market value adjustment, fixed index annuities and institutional liabilities. The portfolios backing fixed annuities with and without market value adjustments and the fixed index annuities have similar characteristics and differ primarily in duration. The portfolio backing the institutional liabilities has its own mix of investments that meet more limited duration tolerances. Consequently, the institutional portfolio is managed to permit less interest rate sensitivity and has limited exposure to mortgage-backed securities. At December 31, 2006, 8.7 per cent of the institutional portfolio was invested in residential mortgage-backed securities.

        The fixed-rate products may incorporate surrender charges, market value adjustments, two-tiered interest rate structures or other limitations relating to when policies can be surrendered for cash, in order to encourage persistency. At December 31, 2006, Jackson National Life's fixed annuity reserves that had surrender penalties or other withdrawal restrictions were 72 per cent. Substantially all of the institutional portfolio had withdrawal restrictions or market value adjustment provisions.

        Fixed index annuities issued by Jackson also include an equity component that is hedged using equity options and futures contracts issued on the corresponding exchange. The equity component of these annuities constitutes an embedded derivative under IAS 39, "Financial Instruments: Recognition and Measurement" that is carried at fair value, as are other derivative instruments.

        Guaranteed benefits issued by Jackson in conjunction with the sales of variable annuity contracts expose Jackson to equity risk as the benefits generally become payable when equity markets decline below the guaranteed amount. Certain of these benefits are carried at fair value under IAS 39 with changes in fair value recorded in income. Jackson hedges this risk using equity options and futures contracts, which are also carried at fair value under IAS 39. As certain benefits have mortality risk and, are therefore precluded from being carried at fair value, the income statement includes a timing mismatch due to changes in fair value.

Underwriting

        The decision to underwrite a particular life policy depends upon the assessment of the risk to Jackson represented by the proposed policy. The risk selection process is performed by underwriters who evaluate policy applications on the basis of information provided by the applicant and other sources. Specific medical tests may be used to evaluate policy applications based on the size of the policy, the age of the applicant and other factors.

        Jackson's underwriting rules and procedures are designed to produce mortality results consistent with the assumptions used in product pricing while providing for competitive risk selection.

Reserves

        Except for certain non-insurance deposit type accounts and as allowed under IFRS, Jackson uses reserves established on a US GAAP basis as the basis for consolidation into Prudential's IFRS accounts.

        For the fixed and variable annuity contracts and institutional products, the reserve is the policyholder's account value. For the immediate annuities, reserves are determined as the present value of future policy benefits. Mortality assumptions are based on the 1983a Individual Annuitant Mortality Table and the Annuity 2000 Mortality Table for newer issues. Interest rate assumptions currently range from 2.0 per cent to 9.0 per cent.

        For the traditional term life contracts, reserves for future policy benefits are determined using the net level premium method and assumptions as to mortality, interest, policy persistency and expenses. Mortality assumptions are generally from 25 per cent to 160 per cent of the 1975-1980 Basic Select and Ultimate tables, depending on underwriting classification and policy duration. Interest rate assumptions range from 4.0 per cent to 8.0 per cent. Persistency and expense assumptions are based on Jackson's experience.

        For the interest-sensitive and single premium life contracts, reserves approximate the policyholder's account value.

Reinsurance

        Jackson reinsures portions of the coverage provided by its life insurance products with other insurance companies under agreements of indemnity reinsurance. Reinsurance assumed from other companies is not material.

        Indemnity reinsurance agreements are intended to limit a life insurer's maximum loss on a large or unusually hazardous risk or to obtain a greater diversification of risk for the life insurer. Indemnity reinsurance does not discharge the original insurer's primary liability to the insured. Jackson's reinsured business is ceded to numerous reinsurers and the amount of business ceded to any one reinsurer is not material. Typically, the reinsurers have an AM Best Co rating of A or higher.

        Jackson limits the amount of risk it retains on new policies. Currently, the maximum risk that is retained on new policies is $2.0 million. Jackson is not a party to any risk reinsurance arrangement with any reinsurer pursuant to which the amount of reserves on reinsurance ceded to such reinsurer equals more than 1 per cent of total policy reserves.

        Beginning in late 1995, Jackson entered into reinsurance agreements to cede 80 per cent of its new level premium term life insurance business written in the United States to take advantage of competitive pricing in the reinsurance markets. Beginning January 1, 1999, it began to cede 90 per cent of new writings of level premium term products. Jackson intends to continue to cede a significant proportion of new term life insurance business for as long as pricing in the reinsurance markets remains favorable.

        Effective from December 31, 2002, Jackson cedes the guaranteed minimum death benefit coverage associated with certain variable annuities issued prior to December 31, 2002 to an affiliate, Prudential Atlantic Reinsurance Company ("PARC"), Dublin, Ireland. PARC is consolidated into the Group's financial statements.

        Jackson cedes the guaranteed minimum income benefit on variable annuities to an unaffiliated reinsurer.

        In connection with the purchase of Life of Georgia, Jackson acquired certain lines of business that have been wholly ceded to non-affiliates. These include both direct and assumed accident and health business, direct and assumed life insurance business and certain institutional annuities.

Policy Administration

        Jackson provides a high level of administrative support for both new and existing policyholders. Jackson's ability to implement new products quickly and provide customer service is supported by integrated computer systems that issue and administer complex life insurance and annuity contracts. Jackson continues to develop its life insurance administration and underwriting systems and its fixed and variable annuity administration systems to enhance the service capabilities for both new and existing policies.

PPM America

        PPM America is Prudential's US fund management operation, with offices in Chicago and New York. Its primary focus is to manage funds for Jackson and therefore the majority of funds under management are fixed interest in nature. PPM America has also launched a number of institutional high yield and special investment vehicles to leverage their fund management capabilities into new areas. PPM America also serves as investment advisor for certain mutual funds, several private investment funds and structured finance vehicles, and the US equity and fixed income portion of portfolios of certain affiliates within Prudential.

Life of Georgia

        Jackson completed the purchase of Life of Georgia in May 2005 for a preliminary consideration of £142 million. This acquisition doubled the number of Jackson's in-force life and annuity policies, adding scale to its operating platform and expanding its distribution capability, as well as further diversifying its income streams. This transaction enabled Jackson to grow its life business at a higher return and faster rate than could be achieved organically.

        The preliminary purchase price was subject to post-closing adjustments and was initially allocated to the assets acquired and liabilities assumed using management's best estimate of fair value as of the acquisition date. In 2006, an arbitrator ruled in Jackson's favor on certain purchase price adjustments. As a result of this determination and other previously settled amounts, the purchase price was reduced by £6.3 million within the purchase price allocation period.

        As of December 31, 2005, Jackson recorded in other assets the value of the business acquired totaling £0.6 million. As a result of the purchase price adjustments, this asset was reversed in 2006 and the remaining adjustment resulted in negative goodwill, which was recorded as an extraordinary gain of £4.8 million.

        On December 31, 2005, Life of Georgia was merged into Jackson. In January 2006, Jackson completed the integration of the 1.5 million Life of Georgia policies onto its own operating platform, demonstrating its capability in consolidating large blocks of business. The Company expects that Jackson will continue to consider further US acquisitions as opportunities arise.

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

        Since the mid 1990s Prudential has been progressively building its Asian platform; strengthening and protecting its market leading positions in its established markets (Singapore, Hong Kong and Malaysia), entering emerging markets (Thailand, Indonesia, Philippines, Vietnam), securing strong joint venture partners for the sizable opportunities in India and China (ICICI and CITIC respectively) and taking positions in the large North Asian markets of Taiwan, Japan and Korea. At December 31, 2006 Prudential had 7.2 million customers in Asia, up from 1.5 million in 2000.

        Prudential has been focused on building proprietary distribution as the most effective way of delivering sustainable new business volumes and managing the product range typically through growing tied agency and integrated bancassurance arrangements (such as with SCB in Hong Kong). Prudential also prioritizes economic capital efficiency, profitability and customer focus in its Asian product portfolio as seen, for example, with the introduction of unit linked products across the region, an emphasis on regular premium policies, life stage themed marketing and purposely limiting participation in the lowest margin sectors.

        Taiwan's macro economic environment remains challenging with interest rates currently at record lows leading to negative spread issues affecting the whole industry, particularly on tranches of business sold prior to 2002. Prudential remains confident that any potential deficits are more than adequately supported by the profitable new business, particularly unit-linked, that it has now been writing for a number of years. Prudential remains firmly focused on long-term profitability and continues to sell a higher proportion of unit linked business than the market. In 2006 Prudential's unit linked sales were 73 per cent of total sales premium, compared to 48 per cent for the market.

        A new business processing hub was launched in Kuala Lumpur, Malaysia in early 2005 under the name Prudential Services Asia. This processes business for the Malaysian and Singaporean life operations.

        During 2006, significant progress continues to be made with embedding a risk management and compliance framework. Prudential employs "three lines of defense"; the operational management in each business, strong risk management related functions and an independent internal audit function.

        Prudential Corporation Asia's high proportion of profitable, regular premium business combined with sound operational management means cash flows can be predicted with some certainty. As previously announced the business had net positive remittances of surplus cash back to the Group in 2006 in line with the projection made in 2003.

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

        In India, Prudential's joint venture with ICICI continues to be a leading private sector player. In 2004, the Indian government announced its intention to allow increased foreign ownership in Indian companies, and Prudential remains interested in increasing its stake in the joint venture. However, the relevant legislation remains to be put before the Indian Parliament.

        In 2006, the Chinese authorities granted CITIC—Prudential licenses to sell financial services products in an additional eight cities in China. This brought the total number of such licenses on December 31, 2006 to eighteen. As of April 30, 2007, CITIC-Prudential had been granted a further two life insurance licenses. Prudential believes the main challenge facing foreign players trying to become established in China is the need to develop local management teams to support geographical expansion. Prudential believes that it has a real advantage in being able to leverage its existing Chinese speaking operations to help develop new teams quickly. In 2006, sales in China increased by 55 per cent over 2005.

        Prudential and Bank Simpanan Nasional ("BSN") which was originally the Malaysian Post Office Bank and is now wholly owned by the Ministry of Finance, established a joint venture to leverage Prudential's existing network of over 7,000 agents and BSN's network of 391 branches.

        In January 2006, the Malaysian authorities granted the joint venture a license to develop and market insurance products to Muslim Malays who make up more than 60 per cent of the population. This operation launched successfully in November 2006.

        In 2006 Prudential also received fund management licenses for United Arab Emirates ("UAE") and a consumer finance license for Vietnam.

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

Distribution

        Strengthening distribution continues to be a major priority. In 2006, agent numbers grew by 66 per cent to over 285,000 with geographic expansion in India and China being a key driver (up 165 per cent and 49 per cent respectively). In Indonesia the business has excellent momentum and has increased agent numbers by 49 per cent during the year. In the established markets (Singapore, Hong Kong and Malaysia) improving agency productivity is a key initiative and whilst this improved in 2006 there is still significant room for growth. Prudential believes that its multi-channel distribution model in Korea is a valuable asset as, whilst volumes from direct campaigns such as a home shopping channel have waned and bank distribution has been limited by regulatory caps and labor union constraints, insurance sales growth for 2006 of 93 per cent reflects great success in increasing the number of tied financial advisors (up 49 per cent) and extending the number of general agents (brokers).

        Currently 66 per cent of Prudential Corporation Asia's sales come from its tied agency distribution, and whilst this will remain the primary channel for some time, there is the potential to further expand alternate channels, particularly banks and direct marketing. Bancassurance with SCB in Hong Kong continues to be especially successful, and Prudential believes there is considerable potential for further development in bancassurance particularly in Singapore, Malaysia and Taiwan over the short- to medium-term.

Products

        Prudential Corporation Asia offers a range of products including life insurance with some accident and health options, personal lines property and casualty insurance and also mutual funds. In January 2006, it also received approval to launch new takaful (Shariah compliant) products in Malaysia with joint venture partner BSN.

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

Funds Management

        In addition to the life insurance products described above, Prudential offers mutual fund investment products in India, Taiwan, Japan, Singapore, Malaysia, Hong Kong and Korea, allowing customers to participate in debt, equity and money market investments. The Company earns a fee based on assets under management. In 2006, Prudential also received a license to sell mutual funds in the UAE.

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

        The Asian fund management business had £29.2 billion of funds under management as at December 31, 2006, of which £12.3 billion related to third party funds in operations in India, Taiwan,

Japan, Korea, Malaysia, Singapore and Hong Kong. Prudential Corporation Asia is a top five foreign provider of mutual funds in all countries in which it operates with the exception of Japan, where significant progress has been made in a very competitive mutual fund market. In 2006, the fund management business continued to expand geographically with the securing of fund management license in UAE. This takes the total number of countries in which the business has a presence to ten. The geographic expansion of the past few years has been matched by growth in market share, with Korea, Japan, India and Malaysia being notable successes.

        Net inflows from third parties of £2.5 billion were driven by strong net inflows in India of £0.5 billion, Japan of £0.4 billion and Korea of £0.9 billion.

        Total reported third party funds under management of £12.3 billion were up 21 per cent on 2005.

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

Life Product Profitability

        The profits from participating policies are shared between the policyholder and insurer (typically in a 90:10 ratio) in the same way as with-profits business in the United Kingdom. Under unit-linked products the profits that arise from managing the policy, its investments and the insurance risk accrue entirely to shareholders, with investment gains accruing to the policyholder within the underlying unitized fund. The profits from non-participating products consist of any surplus remaining after paying the defined policy benefits. All the profits from A&H products accrue to shareholders.

        Unit-linked products tend to have higher profit than traditional non-linked products as expenses and charges are better matched and solvency capital requirements are lower. At the end of 2006 Prudential Corporation Asia offered unit-linked products in 10 of the 12 countries in Asia in which it operates.

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

New Business Premiums

        In 2006, total sales of insurance products were £1,921 million, up 29 per cent from 2005 (£1,484 million). Of this amount, regular premium insurance sales were up 31 per cent to £849 million and single premium insurance sales increased 28 per cent from £837 million in 2005 to £1,072 million.

        The following table shows Prudential's Asian life insurance new business premiums by territory for the periods indicated. In this table "Other Countries" includes, Thailand, The Philippines and Vietnam.

	2006	2005
	£m
Singapore	429	342
Hong Kong	458	372
Malaysia	76	75
Taiwan	231	274
Japan	75	34
Korea	311	161
China	63	40
Indonesia	102	84
India (Group's 26% interest in joint venture with ICICI)	125	61
Other countries	51	42

Total	1,921	1,485

        In addition, for the year ended December 31, 2006, Prudential Corporation Asia's mutual funds had third party funds under management of £12.3 billion, up from £10.1 billion in 2005, following net sales of £2.5 billion during the year, up 91 per cent from 2005. The £12.3 billion of funds under management at the end of 2006 primarily comprised of, Korea £3.6 billion, Japan £2.8 billion, India £2.0 billion and Taiwan £1.4 billion.

Investments

General

        The overall financial strength of the Prudential group and the results, both current and future, of the insurance business are in part dependent upon the quality and performance of the various investment portfolios in the United Kingdom, the United States and Asia.

Prudential's Total Investments

        The following table shows Prudential's insurance and non-insurance investments at December 31, 2006. In addition, at December 31, 2006 Prudential had £50.1 billion of external mutual funds under management. Assets held to cover linked liabilities relate to unit-linked and variable annuity products. In this table, investments are valued as set out in Note A4 of the notes to Prudential's consolidated financial statements.

	At December 31, 2006
	UK £m	M&G £m	Egg £m	Total UK £m	United States £m	Asia £m	Other £m	Total £m
Investment properties	12,196	1	0	12,197	20	41	0	12,258
Investments accounted for using the equity method	0	0	6	6	0	0	0	6
Financial investments:
Loans and receivables	1,110	0	6,193	7,303	3,254	904	94	11,555
Equity securities	48,809	9	0	48,818	343	3,285	29	52,475
Debt securities	45,871	665	1,976	48,512	20,146	4,490	67	73,215
Other investments	2,441	2,229	72	4,742	570	0	0	5,312
Deposits	6,164	0	0	6,164	464	342	50	7,020

Total financial investments	104,395	2,903	8,241	115,539	24,777	9,021	240	149,577

Total investments excluding assets held to cover linked liabilities, portfolio holdings in unit trusts and other eliminations	116,591	2,904	8,247	127,742	24,797	9,062	240	161,841

Assets held to cover linked liabilities, portfolio holdings in unit trusts and other eliminations	21,946	—	—	21,946	11,367	4,687	0	38,000

Total investments	138,537	2,904	8,247	149,688	36,164	13,749	240	199,841

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

	Year Ended December 31,
	Yield	2006 Amount	Yield	2005 Amount	Yield	2004 Amount
	(In £ Millions, Except Percentages)
Investment properties
Net investment income	6.2%	749	6.4%	768	7.2%	829
Net realized investment gains (losses)	6.3%	761	6.2%	753	2.3%	261
Net unrealized investment gains (losses)	4.2%	504	5.0%	600	8.5%	979
Ending assets		12,258		11,832		12,332
Investments accounted for using the equity method
Net investment income	0%	0	0%	0	0%	0
Net realized investment gains (losses)	0%	0	0%	0	0%	0
Net unrealized investment gains (losses)	0%	0	0%	5	0%	5
Ending assets		6		5		5
Loans and receivables
Net investment income	8.3%	1,025	7.8%	999	7.7%	916
Net realized investment gains (losses)	3.2%	401	3.4%	434	1.3%	153
Net unrealized investment gains (losses)	8.6%	1,062	11.2%	1,435	10.3%	1,219
Ending assets		11,555		13,240		12,421
Equity securities
Net investment income	7.1%	3,666	6.1%	2,731	5.2%	1,883
Net realized investment gains	6.8%	3,546	4.8%	2,177	3.4%	1,234
Net unrealized investment gains (losses)	4.4%	2,302	14.7%	6,609	6.7%	2,443
Ending assets		52,475		51,281		38,763
Debt securities
Net investment income	6.8%	5,031	6.2%	4,455	6.5%	4,548
Net realized investment gains (losses)	0.2%	170	0.4%	287	0.0%	0
Net unrealized investment gains (losses)	(3.5)%	(2,539)	2.5%	1,779	1.1%	763
Ending assets		73,215		73,958		69,613
Other investments
Net investment income	4.1%	189	3.6%	115	4.3%	100
Net realized investment gains	4.0%	185	4.0%	125	1.3%	31
Net unrealized investment gains (losses)	10.7%	488	13.1%	414	10.4%	245
Ending assets		5,312		3,820		2,491
Deposits
Net investment income	5.4%	364	5.6%	327	3.2%	141
Net realized investment gains	0%	0	0%	0	0%	0
Net unrealized investment gains (losses)	0%	0	0%	0	0%	0
Ending assets		7,020		6,510		5,200
Total
Net investment income	6.8%	11,024	6.2%	9,395	6.3%	8,417
Net realized investment gains	3.1%	5,063	2.5%	3,776	1.3%	1,679
Net unrealized investment gains (losses)	1.1%	1,817	7.2%	10,842	4.2%	5,654
Ending assets		161,841		160,646		140,825

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

Internal funds under management

        Prudential manages 87 per cent of its group funds principally through its fund management businesses, M&G in the United Kingdom, together with PPM America in the United States and Prudential Asset Management (formerly PPM Asia) in Singapore, Hong Kong and Japan. Approximately 3 per cent of the group's funds relate to assets held by the banking operations and the remaining 10 per cent mainly relate to assets held to back unit linked, unit trust and variable annuity liabilities.

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

Investments

        The following table shows the investments relating to Prudential's UK insurance business, other than its unit-linked business, at December 31, 2006. The "Other" column includes investments relating to solvency capital of unit-linked funds and investments relating to non-life long-term business.

	At December 31, 2006
	With- Profits	Shareholder- backed Annuities	SAIF	Other	Total	Total %
	(In £ Millions, Except Percentages)
Investment properties	10,555	201	1,437	3	12,196	10.5
Financial investments:
Loans and receivables:
Mortgage loans	200	37	0	0	237
Policy loans	26	0	14	0	40
Other loans	636	4	193	0	833

Total loans and receivables	862	41	207	0	1,110	1.0
Equity securities:
United Kingdom:
Listed	27,673	20	5,070	32	32,795
Unlisted	34	0	197	0	231

Total United Kingdom	27,707	20	5,267	32	33,026	28.3

International:
United States	2,149	0	323	3	2,475
Europe (excluding the United Kingdom)	5,021	0	754	4	5,779
Japan	1,315	0	249	0	1,564
Pacific (excluding Japan)	2,785	0	464	0	3,249
Other	2,264	0	452	0	2,716

Total international	13,534	0	2,242	7	15,783	13.5

Total equity securities	41,241	20	7,509	39	48,809	41.8

Debt securities:
UK government	1,504	1,362	201	286	3,353
US government	384	0	88	0	472
Other	26,757	10,021	4,017	1,251	42,046

Total debt securities	28,645	11,383	4,306	1,537	45,871	39.3

Other investments:
Participation in investment pools	760	0	123	0	883
Other financial investments	1,007	0	21	122	1,150
Derivative asset	329	11	67	1	408

Total other investments	2,096	11	211	123	2,441	2.1

Deposits	4,348	547	530	739	6,164	5.3

Total investments	87,747	12,203	14,200	2,441	116,591	100.0

Equity Securities

        Prudential's UK insurance operations, excluding unit-linked business, had £48,809 million invested in equities at December 31, 2006. Most of these equities support Prudential Assurance's with-profits fund and the SAIF fund, both of which are managed using the same general investment strategy. The following table shows the geographic spread of this equity portfolio by market value in accordance with the policies described in Note A4 of the notes to the consolidated financial statements.

	At December 31, 2006
	Market Value	%
	(In £ Millions, Except Percentages)
United Kingdom	33,026	67.7
United States	2,475	5.1
Europe (excluding United Kingdom)	5,779	11.8
Japan	1,564	3.2
Pacific (excluding Japan)	3,249	6.6
Other	2,716	5.6

Total	48,809	100.0

        The UK equity holdings are well diversified and broadly mirror the FTSE All-Share share index. Prudential holds equities in 523 UK companies. At December 31, 2006, the ten largest holdings in UK equities amounted to £13,769 million, accounting for 41.7 per cent of the total UK equity holdings of £33,026 million supporting the UK insurance operations. The following table shows the market value of the ten largest holdings in UK equities at December 31, 2006.

	At December 31, 2006
	Market Value	%
	(In £ Millions, Except Percentages)
BP.	2,885	8.7
HSBC Holdings	1,957	5.9
GlaxoSmithKline	1,580	4.8
Vodafone Group	1,533	4.6
Royal Dutch Shell	1,276	3.9
The Royal Bank of Scotland Group	1,274	3.9
Barclays	1,238	3.7
Anglo American	712	2.2
HBOS	689	2.1
BT Group	625	1.9

Total	13,769	41.7

        All industry sectors are represented in Prudential's equity portfolio. At December 31, 2006, within the £33,026 million in UK equities supporting the UK insurance operations, Prudential had £22,780 million, or 69.0 per cent of the holdings invested in ten industries. The following table shows the primary industry concentrations based on market value of the portfolio of UK equities relating to the UK insurance business at December 31, 2006.

	At December 31, 2006
	Market Value	%
	(In £ Millions, Except Percentages)
Banks	6,363	19.3
Oil and Gas Producers	4,749	14.4
Pharmaceuticals and Biotech	2,356	7.1
Mining	1,922	5.8
Mobile Telecommunications	1,609	4.9
Travel and Leisure	1,523	4.6
Media	1,190	3.6
Real Estate	1,066	3.2
Support Services	1,016	3.1
Life Insurance	986	3.0

Total	22,780	69.0

Debt Securities

        At December 31, 2006, 91.7 per cent of Prudential's debt securities supporting the UK insurance operations were issued by corporations and overseas governments other than the US, 7.3 per cent were issued or guaranteed by the UK government and 1.0 per cent were issued or guaranteed by the US government. These guarantees relate only to payment and, accordingly, do not provide protection against fluctuations in market price that may occur during the term of the fixed income securities.

        The following table shows the market value of the debt securities portfolio by maturity at December 31, 2006, in accordance with the policies described in Note A4 of the notes to the consolidated financial statements.

	At December 31, 2006
	Market Value	%
	(In £ Millions, Except Percentages)
Securities maturing:
Within one year	707	1.5
Over one year and up to five years	6,598	14.4
Over five years and up to ten years	9,694	21.1
Over ten years and up to fifteen years	6,924	15.1
Over fifteen years	21,948	47.9

Total debt securities	45,871	100.0

        The following table shows debt securities by rating:

	At December 31, 2006
	Market Value	%
	(In £ Millions, Except Percentages)
S&P—AAA	13,803	30.1
S&P—AA+ to AA-	4,388	9.6
S&P—A+ to A-	10,868	23.7
S&P—BBB+ to BBB-	5,427	11.8
S&P—Other	870	1.9

	35,356	77.1

Moody's—Aaa	1,055	2.3
Moody's—Aa1 to Aa3	469	1.0
Moody's—A1 to A3	936	2.0
Moody's—Baa1 to Baa3	619	1.3
Moody's—Other	127	0.3

	3,206	6.9

Fitch	1,142	2.5
Other	6,167	13.5

Total debt securities	45,871	100.0

Real Estate

        At December 31, 2006, Prudential's UK insurance operations had £12,196 million of investments in real estate. The following table shows the real estate portfolio by type of investment. The real estate investments are shown at market value in accordance with the policies described in Note A4 of the notes to the consolidated financial statements.

	At December 31, 2006
	Market Value	%
	(In £ Millions, Except Percentages)
Office buildings	4,905	40.2
Shopping centers/commercial	4,320	35.4
Retail warehouses/industrial	2,785	22.8
Development	4	0.0
Other	182	1.6

Total	12,196	100.0

        Approximately 45.1 per cent of the UK held real estate investment is located in London and Southeast England (Buckinghamshire, Berkshire, East and West Sussex, Hampshire, Isle of Wight, Kent, Oxfordshire and Surrey) with 47.9 per cent located throughout the rest of the United Kingdom and the remaining 7.0 per cent located overseas.

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

Investments

        The following table summarizes the total insurance investments of the US Operations, excluding the separate account investments supporting the variable annuity business, at December 31, 2006.

	December 31, 2006
	(In £ Millions)	% of Total
Non-institutional
Investment properties	5	0.0
Loans	2,865	11.5
Equity securities	322	1.3
Corporate securities and commercial loans	11,569	46.7
Residential mortgage-backed securities	2,473	10.0
Commercial mortgage-backed securities	965	3.9
Other debt securities	1,608	6.5

Total debt securities	16,615	67.1

Other investments	482	1.9
Deposits	464	1.9

Total non-institutional	20,753	83.7

Institutional
Investment properties	15	0.1
Loans	389	1.6
Equity securities	21	0.1
Corporate securities and commercial loans	2,458	9.8
Residential mortgage-backed securities	354	1.4
Commercial mortgage-backed securities	190	0.8
Other debt securities	529	2.1

Total debt securities	3,531	14.1

Other investments	88	0.4
Deposits	0	0.0

Total institutional	4,044	16.3

Total
Investment properties	20	0.1
Loans	3,254	13.1
Equity securities	343	1.4
Corporate securities and commercial loans	14,027	56.5
Residential mortgage-backed securities	2,827	11.4
Commercial mortgage-backed securities	1,155	4.7
Other debt securities	2,137	8.6

Total debt securities	20,146	81.2

Other investments	570	2.3
Deposits	464	1.9

Total	24,797	100.0

        Under IFRS, debt securities are shown at fair value and loans are at amortized cost. Equity securities and investment properties are shown at fair value. The fair value of unlisted securities is estimated by Jackson National Life using independent pricing services or analytically determined values.

Debt Securities

  Corporate Securities and Commercial Loans

        At December 31, 2006, the US Operations had £14,027 million of corporate securities and commercial loans, representing 56.5 per cent of US insurance total investments. Of the £14,027 million, £11,569 million consisted of debt securities that are publicly traded or trade under Rule 144A of the Securities Act of 1933, as amended ("Rule 144A") and £2,458 million consisted of investments in non-Rule 144A privately placed fixed income securities.

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

        The following table shows the credit quality of the portfolio of publicly traded and Rule 144A fixed income securities at December 31, 2006.

	At December 31, 2006
	Book Value	% of Total
	(In £ Millions, Except Percentages)
NAIC Designation
1	4,631	40.0
2	5,850	50.6
3	817	7.1
4	249	2.1
5	22	0.2
6	—	—

Total	11,569	100.0

        The following table shows the credit quality of the non-Rule 144A private placement portfolio at December 31, 2006.

	At December 31, 2006
	Book Value	% of Total
	(In £ Millions, Except Percentages)
NAIC Designation
1	861	35.0
2	1,345	54.7
3	212	8.6
4	40	1.7
5	—	—
6	—	—

Total	2,458	100.0

Residential Mortgage-Backed Securities

        At December 31, 2006, the US insurance operations had £2,827 million of residential mortgage-backed securities, representing 11.4 per cent of US insurance total investments. Although this percentage is higher than the average US insurance company, Jackson believes these securities provide additional yield and liquidity. At December 31, 2006, 61.9 per cent of the US insurance Operations' residential mortgage-backed securities were rated AAA or the equivalent by a nationally recognized statistical ratings organization (these include Standard & Poor's, Moody's and Fitch) and approximately 100 per cent were rated NAIC 1.

        The primary investment risk associated with residential mortgage-backed securities is that a change in the interest rate environment could cause payment of the underlying obligations to be made more slowly or more quickly than was anticipated at the time of their purchase. If interest rates decline, then this risk is called "pre-payment risk" and the underlying obligations will generally be repaid more quickly when the yields on reinvestment alternatives are lower. Alternatively, if interest rates rise, the risk is called "extension risk" and the underlying obligations will generally be repaid more slowly when reinvestment alternatives offer higher returns. Residential mortgage-backed securities offer additional yield to compensate for these risks. The US Operations can manage pre-payment risk, in part, by reducing crediting rates on its products.

Commercial Mortgage-Backed Securities

        At December 31, 2006, the US Operations had £1,155 million of commercial mortgage-backed securities, representing 4.7 per cent of US insurance total investments. 94.4 per cent of this total was rated by a nationally recognized statistical ratings organization (these include Standard & Poor's, Moody's and Fitch) and 93.2 per cent was rated investment grade. Due to the structures of the underlying commercial mortgages, these securities do not present the same pre-payment or extension risk as residential mortgage-backed securities.

Other Debt Securities

        At December 31, 2006, the US Operations had £2,137 million of other debt securities, representing 8.6 per cent of US insurance total investments.

Loans

        Loans totaled £3,254 million, representing 13.1 per cent of US insurance total investments at December 31, 2006. Of the total, £2,836 million related to commercial mortgage loans and £418 million to policy loans.

Commercial Mortgage Loans

        Commercial mortgage loans represented 11.3 per cent of US insurance total investments at December 31, 2006. This total included 524 first mortgage loans with an average loan balance of approximately £5.2 million, collateralized by properties located in the United States and Canada. More than 90.0 per cent of the US operations' commercial mortgage loan investments have been directly originated in the last eight years.

        Jackson National Life has addressed the risk of these investments by building a portfolio that is diverse both in geographic distribution and property type, emphasizing four main institutional property types: multi-family residential, retail, suburban office and warehouse/distribution facilities.

        As of December 31, 2006, approximately 29.4 per cent of the portfolio was industrial 20.4 per cent multi-family residential, 21.0 per cent suburban office, 19.5 per cent retail, 8.1 per cent hotel and 1.6 per cent other. Approximately 12.6 per cent of the portfolio is collateralized by properties in California, 9.3 per cent by properties in Texas and 8.7 per cent by properties in Arizona. No other state represents more than 6.2 per cent.

        Commercial mortgages generally involve more credit risk than residential mortgages due to several factors, including larger loan size, general and local economic conditions, local real estate conditions and the credit quality of the underlying tenants for the properties. Jackson's investment policy and strict underwriting standards are designed to reduce these risks while maintaining attractive yields. In contrast to residential mortgage loans, commercial mortgage loans have minimal or no pre-payment and extension risk.

Policy Loans

        Policy loans represented 1.7 per cent of US insurance total investments at December 31, 2006. Policy loans are fully secured by individual life insurance policies or annuity policies and are contractual arrangements made under the policy.

Equity Securities

        Equity securities supporting US insurance operations, excluding separate account investments, totaled £343 million at December 31, 2006.

Other

        Other financial investments of £570 million, representing 2.3 per cent of US insurance total investments at December 31, 2006, were made up of £269 million of limited partnership interests, derivative assets of £254 million and £47 million of other miscellaneous investments.

        The largest investment in the limited partnerships category is a £103.3 million interest in the PPM America Private Equity Fund. The remainder of this category consists of diversified investments in 167 other partnerships managed by independent money managers that generally invest in various equity and fixed income loans and securities.

Investments Relating to Asian Insurance Business

        Prudential's Asian operations' investments, other than investments in respect of unit-linked business, largely support the business of its Singapore, Hong Kong, Malaysia, Japan and Taiwan operations.

        The following table shows Prudential Corporation Asia's investments, other than investments from unit-linked business, at December 31, 2006. In this table, investments are valued in accordance with the policies described in Note A4 of the notes to the consolidated financial statements.

	At December 31, 2006
	Market Value	% of Total
	(In £ Millions, Except Percentages)
Investment Properties	41	0.4
Financial investments:
Loans and receivables	904	10.0
Equity securities	3,285	36.3
Debt securities	4,490	49.5
Other investments	0	0.0
Deposits	342	3.8

Total financial investments	9,021	99.6

Total investments	9,062	100.0

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

Debt Securities

        The following table shows consolidated investment categorization of the debt security investments of Prudential Corporation Asia's long-term insurance fund, other than investments from unit-linked business, at December 31, 2006.

	At December 31, 2006
	Market Value	% of Total
	(In £ Millions, Except Percentages)
Debt securities:
Government Bonds	2,753	61.3
Quasi Government Bonds	182	4.1
Investment grade Corporate Bonds	1,202	26.8
Non-Investment grade Corporate Bonds	76	1.7
Un-rated bonds	277	6.1

Total	4,490	100.0

Equity Securities

        The following table shows a geographic analysis of equity security investments of Prudential Corporation Asia's long-term insurance fund, other than investments from unit-linked business, at December 31, 2006.

	At December 31, 2006
	Market Value	% of Total
	(In £ Millions, Except Percentages)
Hong Kong	1,653	50.3
Singapore	1,025	31.2
India	234	7.1
Taiwan	181	5.5
Vietnam	125	3.8
Other	67	2.1

Total	3,285	100.0

Investments Relating to Banking Business

        At December 31, 2006, Prudential had total banking investments of £8,247 million. The following table summarizes the investment portfolios relating to the UK banking business. In this table, investments are valued as described in Note A4 to Prudential's consolidated financial statements.

	At December 31, 2006
	Market Value	% of Total
	(In £ Millions, Except Percentages)
Debt securities	1,976	24.0
Loans and other	6,271	76.0

Total	8,247	100.0

        Of the £8,247 million of investments, £528 million matures within one month and £3,421 million matures between one and three months.

        The following table shows UK banking business loans by type and repayment period at December 31, 2006.

	At December 31, 2006
	Due in One Year or Less	Due in Over One Year and Up to Five Years	Due in Over Five Years	Provision for bad and doubtful debts	Total
	(In £ Millions)
Unsecured personal loans	58	1,231	1,049	(268)	2,070
Credit card receivables	3,215	0	0	(249)	2,966
Residential mortgages	13	107	1,038	(1)	1,157

Total	3,286	1,338	2,087	(518)	6,193

        The following table shows UK banking business loans by type and interest rate at December 31, 2006.

	At December 31, 2006
	Fixed Rate	Variable Rate	Provision for bad and doubtful debts	Total
	(In £ Millions)
Unsecured personal loans	2,338	0	(268)	2,070
Credit card receivables	0	3,215	(249)	2,966
Residential mortgages	24	1,134	(1)	1,157

Total	2,362	4,349	(518)	6,193

Description of Property—Corporate Property

        As at December 31, 2006, Prudential's UK based businesses occupied approximately 29 properties in the United Kingdom, Europe and Mumbai. These properties are primarily offices with some ancillary storage or warehouse facilities. Prudential's headquarters are located in London. Of the remainder, the most significant are offices in London, Reading, Chelmsford, Dudley and Derby in England, Stirling in Scotland and Mumbai in India. The property in Stirling and one in Derby are held on a freehold basis. The property in Stirling is leased by the business from Prudential Assurance's long-term fund. The rest of the properties occupied by Prudential UK based businesses, both in the United Kingdom and in Mumbai, are held on long-term leaseholds. The leasehold properties range in size from 200 to 270,000 square feet. Overall, the occupied property portfolio totals approximately 1,300,000 square feet.

        In addition to these properties, the Prudential group owns the freehold of a sports facility in Reading for the benefit of staff.

        The Prudential group also holds approximately 50 other leasehold properties in the United Kingdom. This surplus accommodation is spread geographically across the United Kingdom and totals approximately 450,000 square feet.

        In the United States, Prudential owns Jackson National Life's executive and principal administrative office located in Michigan. Prudential also leases premises in Michigan, Colorado, California, Illinois, New York, New Jersey, Georgia, Florida, Wisconsin, Texas, Massachusetts, Connecticut, New Hampshire, Pennsylvania, Virginia, Indiana and North Dakota for certain of its operations. Prudential holds 33 operating leases with respect to office space, throughout the United States. In the United States, Prudential owns and leases a total of approximately 834,757 square feet of property.

        In Asia, Prudential owns or leases properties principally in Hong Kong, Singapore, Malaysia, Indonesia, Thailand, Philippines, China, Taiwan, Japan, Vietnam, India and Korea. Within these countries, Prudential holds 39 offices on a freehold basis, 21 offices on a leasehold basis and 1,162 operating leases in respect of office space, totaling approximately 5,900,000 square feet of property. In addition, Prudential is planning to lease approximately 816,000 square feet of additional property in 2007 to support expansion plans throughout the region.

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

        Prudential Assurance's long-term fund is currently rated AA+ (stable outlook) by Standard & Poor's, Aa1 (negative outlook) by Moody's and AA+ (stable outlook) by Fitch Ratings. The ratings from Standard & Poor's, Moody's and Fitch Ratings represent the second highest ratings of their respective rating categories.

        Jackson is currently rated AA (stable outlook) by Standard & Poor's, AA (stable outlook) by Fitch Ratings and A1 (stable outlook) by Moody's. The ratings from Standard & Poor's and Fitch Ratings represent the third highest rating category respectively and the ratings from Moody's represent the fifth highest rating category. Prior to June 23, 2006, Standard & Poor's rated Jackson National Life as AA (negative outlook).

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

        UK retail banking continues to be dominated by HBOS, RBS, Barclays, Lloyds TSB, HSBC and Abbey. In recent years, these big players have increasingly focused on unsecured lending products which traditionally have offered high returns on capital. Margins, whilst still healthy, continue to be squeezed by regulatory pressure on default fees and creditor insurance. 2006 saw rising bad debt charges across the industry.

        M&G's principal competitors are the main fund management companies operating in the United Kingdom and Europe. These companies include Fidelity, Invesco Perpetual, Jupiter, Threadneedle, New Star, Artemis, Schroders, Morley, Legal and General, F&C and AXA.

United States

        Jackson's competitors in the United States include major stock and mutual insurance companies, mutual fund organizations, banks and other financial services companies. National banks, in particular, may become more significant competitors in the future for insurers who sell annuities, as a result of recent legislation, court decisions and regulatory actions. Jackson's principal life insurance company competitors in the United States include AXA Financial Inc., Hartford Life Inc., Lincoln National, AIG, ING, MetLife, Prudential Financial and TIAA-CREF.

        Jackson does not have a significant career agency sales force to distribute its annuity products in the United States and, consequently, competes for distributors such as banks, broker-dealers and independent agents.

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

        In addition, Prudential competes with the above as well as smaller competitors for talented and skilled employees with local experience, which are in particular demand in Asia. See Item 3 "Key Information-Risk Factors".

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

Legal Proceedings

Prudential Group

        Prudential and its subsidiaries are involved in litigation arising in the normal course of business. While an adverse ruling in any individual case may not in itself be material to Prudential, if applied across all similar cases, the potential liabilities may be more significant. Although the outcome of such matters cannot be predicted with certainty, management believes that the ultimate outcome of such litigation will not have a material adverse effect on the group's financial condition, results of operations or cash flows.

Jackson

        Jackson is involved as a defendant in class action litigation substantially similar to class action litigation pending against many life insurance companies that allege misconduct in the sale and administration of insurance products, and class action litigation that alleges violation of law forbidding unsolicited mass facsimile transmission. Jackson with respect to pending litigation generally accrues a liability for legal contingencies once management determines that the contingency is probable and estimable. Accordingly, Jackson on December 31, 2006 had recorded an accrual of $11.0 million for class action litigation. Management, based on developments to date, believes that the ultimate disposition of the litigation likely will not have a material impact on Jackson's financial condition or results of operations.

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

UK Supervision and Regulation

The Financial Services and Markets Act 2000

        Prudential's insurance and investment businesses in the United Kingdom are regulated by the FSA, the statutory regulator granted powers under the Financial Services and Markets Act 2000 (the "2000 Act"). In addition, those businesses are subject to various United Kingdom laws (for example, the Data

Protection Act 1998 in relation to the processing of customer data) some of which require the relevant Prudential entity to be licensed or registered.

        Egg, Prudential's UK banking business, which was sold to Citi effective May 1, 2007, was also subject to regulation by the FSA under the 2000 Act, by the Office of Fair Trading under the Consumer Credit Act 1974 and was also subject to various UK laws which imposed additional licensing and registration requirements.

Risk-Based Regulation

        The FSA employs a risk-based regulatory approach to supervision under the 2000 Act pursuant to which each regulated firm's risk is assessed using a risk assessment methodology known as ARROW. This is a high-level review aimed at assessing the significance of a particular risk posing a threat to the FSA's statutory objectives under the 2000 Act. These objectives relate to market confidence, public awareness, consumer protection and the reduction of financial crime.

        The ARROW framework is the core of the FSA's risk-based approach to regulation. Using the process, the FSA will consider the particular risk a firm might pose to the statutory objectives by assessing the impact and probability of a particular risk materializing.

Overview of 2000 Act Regulatory Regime

Single Regulator

        The FSA is the single regulator for all authorized persons with respect to regulated activities in the financial services sector. In this regard, the FSA is authorized to make rules and issue guidance in relation to a wide sphere of activity encompassing the governance of the conduct of business by, and the prudential supervision of, authorized persons.

Permission to carry on "Regulated Activities"

        Under the 2000 Act, no person may carry on or purport to carry on a regulated activity by way of business in the United Kingdom unless he is an authorized person or is an exempt person. A firm which is granted permission by the FSA to carry on regulated activities becomes an authorized person for the purposes of the 2000 Act. "Regulated activities" are prescribed in the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001 and include banking, insurance and investment business, as well as certain other activities such as establishing, operating and winding up stakeholder pension schemes, the mediation of general insurance and certain mortgage mediation and lending activities.

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

        Once authorized, and in addition to continuing to meet the threshold conditions to authorization, firms are obliged to comply with the FSA Principles for Businesses, which are high level principles for conducting financial services business in the United Kingdom. These include the maintenance of adequate systems and controls, treating customers fairly and communicating with customers in a manner that is clear, fair and not misleading.

        Moreover, the 2000 Act obliges firms to secure the FSA's prior approval of the appointment of individuals performing certain important functions within a firm or on its behalf with respect to the carrying on of regulated activities (approved persons).

Principles for Businesses

        A key feature of the FSA regime is the existence of 11 "Principles for Businesses", by which all firms are expected to abide. These cover key areas such as firms' relationship with the FSA and the need to act with integrity as well as to treat customers fairly.

        The FSA has expressed the intention to move away from a detailed rules-based regime in favor of principle-based regulation, much of which would rely on the Principles for Businesses mentioned above. While firms may welcome this, they are also likely to face greater uncertainty as what would be deemed to be "compliant' under such a regime and this is a concern in the industry.

Application of 2000 Act Regulatory Regime to Prudential

        Each of Prudential's principal UK insurance and investment businesses is subject to regulation and supervision by the FSA in the carrying on of its regulated activities. The following discussion considers, in turn, the main features of the 2000 Act regime applicable to Prudential's insurance and investment businesses in the United Kingdom.

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

        The FSA also regulates the acquisition and increase of control over authorized firms. Under the 2000 Act, any person proposing to acquire control of or increase control over an authorized firm must first obtain the consent of the FSA. In considering whether to grant or withhold its approval to the acquisition of control, the FSA must be satisfied both that the acquirer is a fit and proper person and that the interests of consumers would not be threatened by his acquisition of or increase in control.

        Control over a UK authorized firm ("A") is acquired if the acquirer holds 10 per cent or more of the shares in A or a parent undertaking of A ("P"); is able to exercise significant influence over the management of A or P by virtue of his shareholding in that company; is entitled to exercise, or control the exercise, of 10 per cent or more of the voting power of A or P; or is able to exercise significant influence over the management of A or P by virtue of his voting power in that company. Increases in "control', once they reach thresholds of 20 per cent, 33 per cent and 50 per cent of the shares or voting power of an authorized firm or one of its controllers, also require the consent of the FSA.

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

        The FSA's enforcement powers, which may be exercised against both authorized firms and approved persons, include public censure, imposition of unlimited fines and, in serious cases, the variation or revocation of permission to carry on regulated activities or of an approved person's approved status. In addition, the FSA may vary or revoke an authorized firm's permission if it is desirable to protect the interests of consumers or potential consumers, or if the firm has not engaged in regulated activity for 12 months, or if it is failing to meet the threshold conditions for authorization. The FSA has further powers to obtain injunctions against authorized persons and to impose or seek restitution orders where persons have suffered loss. Once the FSA has made a decision to take enforcement action against an authorized or approved person (other than in the case of an application to the court for an injunction or restitution order), the person affected may refer the matter to the Financial Services and Markets Tribunal. Breaches of certain FSA rules by an authorized firm may also give a private person who suffers loss as a result of the breach a right of action against the authorized firm for damages.

        In addition to its ability to apply sanctions for market abuse, the FSA has the power to prosecute criminal offences arising under the 2000 Act and insider dealing under Part V of the Criminal Justice Act 1993 and breaches of money laundering regulations. The FSA's stated policy is to pursue criminal prosecution in all appropriate cases.

        The FSA, although not a creditor, may seek administration orders under the Insolvency Act 1986 (as amended), present a petition for the winding-up of an authorized firm or have standing to be heard in the voluntary winding-up of an authorized firm. It should be noted that insurers carrying on long-term insurance business cannot voluntarily be wound up without the consent of the FSA.

FSA Conduct of Business Rules

        The FSA's Conduct of Business Rules apply to every authorized firm carrying on regulated activities and regulate the day-to-day conduct of business standards to be observed by authorized persons in carrying on regulated activities.

        The scope and range of obligations imposed on an authorized firm under the Conduct of Business Rules will vary according to the scope of its business and the range of its clients. Generally speaking, however, the obligations imposed on an authorized firm by the Conduct of Business Rules will include the need to classify its clients according to their level of sophistication, provide them with information about the firm, meet certain standards of product disclosure, ensure that promotional material which it produces is clear, fair and not misleading, assess suitability when advising on certain products, manage conflicts of interest, report appropriately to its clients and provide certain protections in relation to client assets.

        Following the adoption by the EU of the Markets in Financial Instruments Directive, the FSA is in the process of consulting on the wholesale revision of its Conduct of Business Rules. This process will incorporate the requirements of that Directive in relation to investment business, but also reflect the FSA's move towards a simpler Conduct of Business regime and a more principles-based approach to regulation in relation to other areas.

Treating Customers Fairly

        The FSA views its "Treating Customers Fairly" initiative ("TCF") as an important example of its principles-based approach to regulation in practice. This initiative is based upon the application of Principle 6 of the FSA's Principles for Businesses (that a firm must pay due regard to the interests of its customers and treat them fairly). The FSA has defined six objectives for this initiative. These are that:

  •
  Consumers can be confident that they are dealing with firms where the fair treatment of customers is central to the corporate culture;

  •
  Products and services marketed and sold in the retail market are designed to meet the needs of identified consumer groups and are targeted accordingly;

  •
  Consumers are provided with clear information and are kept appropriately informed before, during and after the point of sale;

  •
  Where consumers receive advice, the advice is suitable and takes account of their circumstances;

  •
  Consumers are provided with products that perform as firms have led them to expect, and the associated service is both of an acceptable standard and as they have been led to expect; and

  •
  Consumers do not face unreasonable post-sale barriers imposed by firms to change product, switch provider, submit a claim or make a complaint.

        Although the FSA has, with the exception of rules relating to with-profits policyholders, refrained from making rules, it has published a number of case studies providing an indication of its expectations of authorized firms in the areas of product development, complaint handling, financial promotions and systems and controls.

        The FSA began work with industry in the United Kingdom on TCF in 2004 and has encouraged firms to adopt a structured approach towards reviewing their business and introducing change through four "phases': awareness, strategy and planning, implementation and embedding. In July 2006, the FSA stated that it expected all firms to be at least implementing TCF in a substantial part of their business by the end of March 2007.

Prudential Supervision

        As set out above, in order to maintain authorized status under the 2000 Act, a firm must continue to satisfy the threshold conditions, which, among other things, require the firm to have adequate resources for the carrying on of its business. The FSA has published detailed rules relating to the maintenance of minimum levels of regulatory capital for insurance, investment and banking businesses in the Prudential Standards section of its Handbook.

        The FSA's regulatory capital rules for banks, insurers and investment firms are primarily contained in the FSA's General Prudential Sourcebook, Prudential Sourcebook for Banks, Building Societies and Investment Firms and Prudential Sourcebook for Insurers. Although it has been the intention in recent years of the FSA to move towards a unified prudential regime for firms which it authorizes, the FSA has been obliged to revise this approach and its rules to accommodate developments at an international level, including EU legislation relating to the regulatory capital requirements for banks, investment firms and financial groups.

The Financial Ombudsman Service

        Authorized firms must have appropriate complaints handling procedures. However, once these procedures have been exhausted, qualifying complainants may turn to theFinancial Ombudsman Service is intended to provide speedy, informal and cost effective dispute resolution of complaints made against authorized firms by individuals and small-business customers. The Ombudsman is empowered to order firms to pay fair compensation for loss and damage and may order a firm to take such steps as it determines to be just and appropriate to remedy a complaint.

The Financial Services Compensation Scheme ("FSCS")

        The FSCS is intended to compensate individuals and small businesses for claims against an authorized firm where the authorized firm is unable or unlikely to be able to meet those claims (generally, when it is insolvent or has gone out of business). The scheme is divided into three sub-schemes of banking, insurance and investment business, reflecting the different kinds of business undertaken by authorized firms. The scheme is funded by contributions from industry participants referable to the particular sub-schemes so as to minimize cross-subsidy between authorized persons whose businesses are not similar. Prudential estimates its reserve for future fund assessments for its UK business to be insignificant, and, believes the reserves in place are adequate for all payments for known insolvencies. In the event of a failure of a market participant, Prudential could be required to make contributions to compensate investors. The FSA has recently issued proposals relating to the funding of the FSCS, including for a new model of funding, under which the first tranche of compensation costs emerging from a particular group of firms is borne by that group alone, while costs above a specified threshold are shared out more widely.

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

Conduct of business requirements for insurance business

        The Conduct of Business rules issued by the FSA apply differing requirements to the sale of general and long term insurance contracts. Authorized firms which advise and sell private customers packaged products such as life insurance policies are subject to detailed conduct of business obligations relating to product disclosure, assessment of suitability, the range and scope of the advice which the firm provides, and fee and remuneration arrangements.

Capital rules for insurers

        The FSA's rules which govern the prudential regulation of insurers form part of the Prudential Sourcebook for Insurers, the General Prudential Sourcebook and the Interim Prudential Sourcebook for Insurers. Overall, the requirements of the General Prudential Sourcebook are intended to align the capital adequacy requirements for insurance businesses more closely with those of banking and investment firms and building societies, for example, by addressing tiers of capital, rather than looking at net admissible assets.

        Under the rules in the Prudential Sourcebook for insurers, an insurance company is restricted from carrying on any commercial business other than insurance business and activities directly arising from that business. The FSA Interim Prudential Sourcebook for Insurers (the "Interim Prudential Sourcebook") continues to govern some matters such as reporting requirements.

        The Prudential Sourcebook for insurers also contains rules on Individual Capital Assessments for life and non-life insurers. Under these rules and the rules of the General Prudential Sourcebook all insurers must assess for themselves the amount of capital needed to back their business. If the FSA views the result of this assessment as insufficient, it may draw up its own Individual Capital Guidance for a firm, which can be imposed as a requirement on the scope of the authorized firm's permission.

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

        The extent to which long-term fund assets may be used for purposes other than long-term business is restricted by the rules in the Prudential Sourcebook for insurers. Only the "established surplus"—the excess of assets over liabilities in the long-term fund, as determined by an actuarial investigation—may be transferred so as to be available for other purposes. Restrictions also apply to the payment of dividends by the insurance company, as described below. The rules in the Prudential Sourcebook for insurers require, in addition to the capital requirements referred to below, the maintenance of sufficient assets in the separate long-term insurance fund to cover the actuarially determined value of the insurance liabilities.

Capital Requirements

        The FSA's rules require that insurance companies maintain assets sufficient to meet the relevant capital requirement at all times in respect of both any long-term insurance and general insurance undertaken by the insurance company, the calculation of which requirement in any particular case being dependent on the type and amount of insurance business a company writes. The method of calculation of the capital requirement is set out in the General Prudential Sourcebook and the level of an insurer's capital resources is also determined in accordance with the rules set out in that Sourcebook. Failure to maintain the required capital resources requirement is one of the grounds on which wide powers of intervention conferred upon the FSA may be exercised.

        Under the rules in the General Prudential Sourcebook, an insurer must hold capital resources equal at least to the Minimum Capital Requirement (the "MCR"). Insurers with with-profits liabilities of more than £500 million must hold capital equal to the higher of MCR and the Enhanced Capital Requirement (the "ECR"). The ECR is intended to provide a more risk responsive and "realistic" measure of a with-profits insurer's capital requirements, whereas the MCR is broadly speaking equivalent to the previous required minimum margin under the Interim Prudential Sourcebook and satisfies the minimum EU standards.

        Determination of the ECR involves the comparison of two separate measurements of the firm's financial resources requirements, which the FSA refers to as the "twin peaks" approach. The two separate peaks are:

  (i)
  the requirement comprised by the mathematical reserves plus the "Long Term Insurance Capital Requirement" (the "LTICR"), together known as the "regulatory peak"; and

  (ii)
  a calculation of the "realistic" present value of the insurer's expected future contractual liabilities together with projected "fair" discretionary bonuses to policyholders, plus a risk capital margin, together known as the "realistic peak".

        The regulatory peak implements the Solvency I Directives, the latter forming part of the European Commission's efforts to achieve a single European market for financial services. The LTICR is made up of several components, but in general is equal to approximately 4 per cent of the mathematical reserves, although the formula varies according to the type of business written.

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

        The actuary performing the "with-profits actuary function" must advise the firm's management, at the level of seniority that is reasonably appropriate, on key aspects of the discretion to be exercised affecting those classes of the with-profits business of the firm in respect of which he has been appointed. He must also, at least once a year report to the firm's governing body on key aspects (including those aspects of the firm's application of its Principles and Practices of Financial Management on which the advice described has been given) of the discretion exercised in respect of the period covered by his report affecting those classes of with-profits business of the firm.

Distribution of Profits and With-profits Business

        The Interim Prudential Sourcebook for Insurers provides that, once an allocation of surplus in a with-profits fund has been made to policyholders, no transfer of assets representing any part of a subsequent surplus can be made, to shareholders or otherwise, unless either the "relevant minimum" (as defined in the Interim Prudential Sourcebook) of the surplus has been allocated to policyholders or a statutory notification procedure has been followed. Calculation of the relevant minimum is based upon the percentage of the relevant surplus previously allocated to eligible policyholders.

        There has been considerable public debate regarding the rights and legitimate expectations of with-profits policyholders to assets forming part of an insurance company's surplus, particularly where such assets do not derive from the payment of current policyholders' premiums but are rather "inherited" from previous generations of policyholders or from other entities.

        The FSA has also mandated that firms carrying on with-profits business must:

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

Treating Customers Fairly and with-profits business

        One of the areas of focus of the FSA's TCF initiative has been with-profit business. The FSA has issued specific rules on this area in relation to with-profits policyholders, which address, among other things, the costs charged to a with-profits fund by the firm managing the fund; penalties and charges levied on policyholders who surrender their policies early, the need for funds to be managed with the objective of ensuring that maturity payouts fall within a target range set for the fund; and the provision of information to with-profits policyholders or potential policyholders in a format that they can more readily understand—through the introduction of "Consumer Friendly Principles and Practices of Financial Management" ("CFPPFMs").

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

Winding-Up Rules

        The general insolvency laws applicable to UK companies are modified in certain respects in relation to insurance companies. Since the introduction of the Financial Services and Markets Act 2000 (Administration Orders Relating to Insurers) Order 2002 (the "2002 Order"), which came into force in May 2002, insurance companies in the United Kingdom have become subject to the administration procedures contained in Part II of the Insolvency Act 1986 (which previously did not apply). These administration procedures have, however, also been slightly modified by the 2002 Order in relation to, for example, the power of an administrator to make any payments due to a creditor.

        Additionally, in the United Kingdom, all FSA authorized insurance companies, except for pure reinsurers, are subject to the Insurers (Reorganisation and Winding-up) Regulations 2004, which came into force in February 2004.

        These Regulations provide, among other things, that direct insurance claims will have priority over the claims of other unsecured creditors (with the exception of preferred creditors), including reinsurance creditors, on a winding-up by the court or a creditors' voluntary winding up of the insurance company. Furthermore, instead of making a winding-up order when an insurance company has been proved unable to pay its debts, a UK court may, under Section 377 of the 2000 Act, reduce the amount of one or more of the insurance company's contracts on terms and subject to conditions (if any) which the court considers fit. Where an insurance company is in financial difficulties but not in liquidation, the Financial Services Compensation Scheme may take measures for securing the transfer of all or part of the business to another insurance company.

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

EU Directives on groups

        The FSA has also issued rules on the prudential supervision of insurance groups, which implement the requirements of the EU's Insurance Groups Directive ("IGD"), on the supplementary supervision of insurance undertakings within a group (Directive 98/78/EC). The IGD required Member States to introduce the following measures to strengthen supervision of insurance companies, which are part of a group:

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

        Since December 31, 2006, the group capital resources requirement (the parent undertaking solvency calculation mentioned above) has been a "hard" test (i.e. it constitutes a requirement to maintain the group capital resources, rather than simply to make the calculation) under the rules in the Prudential Sourcebook for Insurers.

        The FSA's rules also implement the requirements of the European Union's Financial Conglomerates Directive ("FCD", Directive 2002/87/EC), which affects groups with significant cross-sector activities in insurance and banking/investment services, and with which Prudential has been obliged to comply since January 1, 2005. Prior to this Prudential had been required to meet the solvency requirements of the IGD, as implemented by the FSA. The FSA has implemented the FCD by applying the sectoral rules of the largest sector, with the result that a group such as Prudential is classified as an insurance conglomerate and is required to focus on the capital adequacy requirements of the IGD, the Consolidated Life Directive and the Insurance Company Accounts Directive.

        The FCD requires a continuous parent company solvency test which requires the aggregating of surplus capital held in the regulated subsidiaries, from which Group borrowings are deducted, other than those subordinated debt issues which qualify as capital. No credit for the benefit of diversification is allowed for under this approach. The test is passed when this aggregate number is positive, and a negative result at any point in time is a notifiable breach of UK regulatory requirements.

        Due to the geographically diverse nature of Prudential's operations, the application of these requirements to Prudential is complex. In particular, for many of our Asian operations, the assets, liabilities and capital requirements have to be recalculated based on FSA regulations as if the companies were directly subject to FSA regulation.

        The sale of Egg implies that Prudential may again become an 'insurance group' rather than its current treatment as a financial conglomerate and thus will be required to meet the requirements of the IGD. This should not have a significant impact on the Group, as the FSA's prudential requirements pertaining to insurance groups are very similar to those applying to insurance conglomerates, in particular because the FSA has decided to make the continuous parent solvency test mandatory from December 31, 2006 for all insurance groups.

New EU Solvency Framework

        The European Commission is continuing to develop a new prudential framework for insurance companies, 'the Solvency II project' that will update the existing life, non-life, re-insurance and insurance groups directives. The main aim of this framework is to ensure the financial stability of the insurance industry and protect policyholders through establishing solvency requirements better matched to the true risks of the business. Like Basel 2, the new approach is expected to be based on the concept of three pillars—minimum capital requirements, supervisory review of firms' assessments of risk and enhanced disclosure requirements. However, the scope is wider than Basel 2 and will cover valuations, the treatment of insurance groups, the definition of capital and the overall level of capital requirements.

        A key aspect of Solvency II is the focus on risks and, for example, capital requirements will be calibrated to one year Value at Risk with a 99.5 per cent confidence level. Companies will be encouraged to improve their risk management processes and will be allowed to make use of internal economic capital models to enable a better understanding of risks. The emphasis on transparency and comparability would ensure a level playing field but delivering this remains one of the key risks for the project.

        The Commission intends to adopt proposals for a framework directive in mid 2007 which will contain high-level principles. These principles will be supplemented by implementing measures that will be adopted by the Commission and EU member states. Solvency II is then intended to be implemented around 2010.

        During 2006, the Committee of European Insurance and Occupational Pensions Supervisors ("CEIOPS") invited EU insurance industry to participate in the second quantitative impact study, which provided useful input for supervisors and industry alike. The EU insurance industry is participating in another quantitative impact study during the first half of 2007 with a view to provide quantitative input into the calibration of the capital requirements. Participation in these exercises involves a substantive commitment and is expected to yield benefits by providing evidence leading to a truly risk-based capital requirement.

Other EU Measures

        On 16th November, 2005, the Council and the European Parliament adopted Directive 2005/68/EC on reinsurance (the "Reinsurance Directive"), which Member States will be obliged to transpose into national law by December 10, 2007. The Reinsurance Directive requires that all reinsurance undertakings be authorized in their home Member State. To obtain that authorization, they will need to meet strict requirements. Once they have done so, they will be free to carry out their activity anywhere in the EU through the single market passport. The FSA has implemented the requirements of the Reinsurance Directive through changes to the General Prudential Sourcebook for Insurers and the Prudential Sourcebook for Insurers.

Regulation of Investment Business

        Certain of Prudential's subsidiaries are authorized by the FSA to carry on investment business. These entities are subject to regulation and supervision by the FSA and must comply with the FSA conduct of business and prudential rules made under the 2000 Act.

Conduct of business requirements for investment businesses and the Markets in Financial Instruments Directive ("MiFID")

        MiFID, unlike its predecessor legislation, the Investment Services Directive, sets out detailed and specific requirements in relation to organizational and conduct of business matters for investment firms and regulated markets. In particular, MiFID and its implementing measures make specific provision in relation to, among other things, organizational requirements, outsourcing, customer classification, conflicts of interest, best execution, client order handling and suitability and appropriateness, and investment research and financial analysis, pre- and post trade transparency obligations, transaction reporting and substantial changes to the responsibility for the supervision of cross border investment services.

        The scope of MiFID has required the FSA, as set out above, to engage in wholesale revision of its conduct of business requirements. The United Kingdom is required, as set out above, to ensure that the Rules which implement MiFID in the United Kingdom are in force by from November 1, 2007 and its revised form of conduct of business rules will come into force with effect from that date.

Capital requirements for investment businesses

        The FSA's capital requirements for investment businesses are also contained in the Prudential Standards section of its Handbook, primarily in the General Prudential Sourcebook and the Prudential Sourcebook for Banks, Building Societies and Investment firms. These rules implement the requirements of European Union legislation relating to the prudential supervision of investment firms, including the Capital Adequacy Directive (Directive 93/6/EEC), as re-cast by the Capital Requirements Directive (Directive 2006/49/EC).

Regulation of Banking Business

        The following section sets out the supervisory regime and framework to which Egg, Prudential's UK banking business, was subject in the United Kingdom prior to it sale to Citi effective May 1, 2007.

Supervision

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

        The FSA also takes a risk-based approach to the supervision of banks.

Solvency Requirements

        The requirement to have adequate financial resources is one of the criteria for permission to accept deposits under the 2000 Act. A bank should have sufficient capital, including capital resources and liquidity resources, both as to amount and quality, to ensure that there is no significant risk that its liabilities cannot be met as they fall due. In assessing a bank's capital adequacy, the FSA takes into account not only the level of a bank's own funds but also other matters such as concentration of the loan book (large exposures) and liquidity. The provisions of the Interim Prudential Sourcebook for Banks and the General Prudential Sourcebook require banks operating in the United Kingdom to maintain adequate liquidity, taking into account the nature and scale of their business so that they are able to conduct business in a prudent manner and meet their obligations as they fall due.

        The FSA's rules and guidelines impose on banks a requirement that they maintain a minimum level of capital to support on and off-balance sheet exposures, weighted according to broad categories of risk. Each bank must maintain a minimum capital requirement based upon an assessment of its ratio of total capital to risk-weighted assets. This ratio is set by the FSA individually for each bank, but the ratio is in no case less than 8 per cent.

        The liquidity standard for sterling, which the UK government introduced in January 1996, requires the maintenance of sufficient holdings of liquid assets to cover potential cash outflows over the next five business days. This policy applies to UK-incorporated retail banks and group UK-based sterling operations.

Regulatory capital framework

        The FSA's capital adequacy rules and guidelines implement the requirements of the Banking Consolidation Directive and the Capital Adequacy Directive, as re-cast by the Capital Requirements Directive, which require credit institutions and investment firms to provide capital for counterparty risk and market risk. In turn, the requirements of these Directives reflected the terms of the Basel Capital Accord of 1988, which established a framework for measuring the capital adequacy of international banking organizations, and following their re-cast, of the Basel Revised Framework for International Convergence of Capital Measurement and Capital Standards of 2004 ("Basel II"), which replaced the 1988 Capital Accord.

        Basel II consists of three "pillars": minimum capital, a supervisory review of an institution's capital adequacy and internal assessment process and market discipline to strengthen disclosure. With respect to the first pillar, the new capital framework expands and develops the standardized rules set out in the 1988 Accord and allows banks to compute their capital charges for credit risk on the basis of their own internal ratings, subject to rigorous quantitative and qualitative criteria.

        The FSA has transposed the requirements of the re-cast Banking Consolidation Directive and the Capital Adequacy Directive into the rules and guidance in its General Prudential Sourcebook and Prudential Sourcebook for Banks, Building Societies and Investment firms. The majority of these rules came into force from January 1, 2007, although banks are permitted under transitional rules to remain on the current regime for some or all of 2007. During 2007 and 2008 the FSA will be undertaking the first supervisory reviews of banks' Internal Capital Adequacy Assessment Process ("ICAAP") that assesses the amount of internal capital considered adequate by banks to cover all of the risks to which they are exposed.

        Prior to the sale of the business effective May 1, 2007, the FSA required Egg to maintain a certain minimum capital adequacy ratio of total capital to risk-weighted assets and to provide supervisory reports on capital adequacy and on large exposures. There was also a requirement to provide consolidated supervisory reports for capital adequacy and large exposures for the parent of the banking group. Prior to its sale, it was intended that Egg would apply the existing regulatory capital rules in parallel with the new requirements from January 1, 2007, and comply fully with the new requirements from January 1, 2008.

Regulation of mortgage lending, sales and administration and general insurance mediation

        Mortgage lending, sales and administration as well as the mediation of long-term care insurance became regulated activities under the 2000 Act on October 31, 2004, and the sale and administration of general insurance became regulated activities on January 14, 2005, for which authorization by the FSA under the 2000 Act is consequently required.

        The FSA has produced a specialist rulebook containing conduct of business rules and guidance which apply to the mediation of general insurance contracts, including specific rules on the promotion, advice, sale and cancellation of such contracts, as well as provisions on product disclosure and claims handling. Similarly, the FSA has produced a specialist rulebook containing rules and guidance governing the promotion, advice and sale of regulated mortgage contracts, as well as provisions on product disclosure, charges and arrears and repossessions.

        The FSA has also produced the Prudential Sourcebook for Mortgage and Home Finance Firms and Insurance Intermediaries, which contains prudential rules for firms which are authorized under the 2000 Act to engage in insurance mediation activity and regulated mortgage mediation activity. However, the regulatory capital rules which it contains do not apply to a bank which is authorized by the FSA under the 2000 Act, which instead will continue to be subject to the relevant rules in the FSA's General Prudential Sourcebook and Prudential Sourcebook for Banks, Building Societies and Investment firms.

US Supervision and Regulation

General

        Prudential conducts its US insurance activities through Jackson, a stock life insurance company licensed to transact its insurance business in, and subject to regulation and supervision by, the District of Columbia, the Cayman Islands and 49 of the 50 states; Jackson operates a subsidiary, Jackson National Life Insurance Company of New York, in the state of New York. The extent of such regulation varies, but most jurisdictions have laws and regulations governing the financial aspects of insurance companies, including standards of solvency, reserves, reinsurance and capital adequacy and the business conduct of insurance companies. In addition, statutes and regulations usually require the licensing of insurers and their agents and the approval of policy forms and related materials. These statutes and regulations in Jackson's state of domicile, which is Michigan, also regulate the investment activities of insurers.

        Insurance regulatory authorities in the jurisdictions in which Jackson does business require it to file detailed quarterly and annual financial statements, and these authorities have the right to examine its operations and accounts. In addition, Jackson is generally subject to federal and state laws and regulations that affect the conduct of its business. New York and Michigan require their state insurance authorities to conduct an examination of an insurer under their jurisdiction at least once every five years. The New York insurance authorities began an examination of Jackson National Life of New York in 2006 for the exam period of January 1, 2003 through December 31, 2005. While the report is not finished, no material findings have been identified to-date. Michigan insurance authorities completed a routine examination of Jackson in 2006 for the period January 1, 2001 through December 31, 2004. The report included no material findings.

        Jackson's ability to pay shareholder dividends is limited under Michigan insurance law. The Commissioner of the Michigan Office of Financial and Insurance Services (the "Michigan Insurance Commissioner") may limit, or not permit, the payment of shareholder dividends if the Michigan Insurance Commissioner determines that an insurer's surplus, as regards policyholders, is not reasonable in relation to its outstanding liabilities and is not adequate to meet its financial needs as required by Michigan insurance law. Jackson must report any shareholder dividends to the Michigan Insurance Commissioner before they can be paid. In the case of an extraordinary shareholder dividend or distribution, an insurer may not pay the dividend or distribution until 30 days after the Michigan Insurance Commissioner has received notice of the declaration and has not disapproved, or has approved, the payment within that period. For this purpose, an extraordinary dividend or distribution means any dividend or distribution of cash or other property where the fair market value, together with that of other dividends or distributions that an insurer made within the preceding twelve months, exceeds the greater of 10 per cent of the insurer's surplus, as regards policyholders as of December 31 of the immediately preceding year, or the net gain from operations of the insurer, not including realized capital gains, for the prior year. In 2004, 2005 and 2006, Jackson paid shareholder dividends of $120.0 million, $410.8 million, and $209.1 million, respectively. The dividends paid included extraordinary dividends, approved by the Michigan Insurance Commissioner, of $260.8 million in 2005 to fund the purchase of Life of Georgia.

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

Guaranty Associations and Similar Arrangements

        Each of the 50 states of the United States, the District of Columbia and the Commonwealth of Puerto Rico have laws requiring insurance companies doing business within their jurisdictions to participate in various types of guaranty associations or other similar arrangements. These associations and arrangements provide certain levels of protection to policyholders from losses under insurance policies issued by insurance companies that become impaired or insolvent. Typically, these associations levy assessments, up to prescribed limits, on member insurers on a basis that is related to the member insurer's proportionate share of the business in the relevant jurisdiction of all member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Some jurisdictions permit member insurers to recover assessments that they paid through full or partial premium tax offsets, usually over a period of years. Prudential estimated its reserve for future guarantee fund assessments for Jackson to be £9.2 million ($18.0 million) at December 31, 2006. Prudential believes this reserve to be adequate for all anticipated payments for known insolvencies.

Asset Valuation Reserve

        State regulators generally require that insurers establish an asset valuation reserve that consists of two components: a "default component" to provide for future credit-related losses on fixed income investments and an "equity component" to provide for losses on all types of equity investments. The asset valuation reserve establishes statutory reserves for fixed maturity securities, equity securities, mortgage loans, equity real estate and other invested assets. The reserve is designed to provide for a normalized level of future defaults based on the credit rating of each individual investment. The level of reserves is based on both the type of investment and its rating. Contributions to the reserve may result in a slower growth in surplus or a reduction of Jackson's unassigned surplus, which, in turn, may reduce funds available for shareholder distributions. The extent of the impact of the asset valuation reserve on Jackson's statutory surplus depends in part on the future composition of the investment portfolio.

Interest Maintenance Reserve

        State regulators generally require that insurers establish an interest maintenance reserve to defer non-credit-related realized capital gains and losses, net of taxes, on fixed income investments (primarily bonds and mortgage loans) which are amortized into net income over the estimated remaining periods to maturity of the investments sold and to defer material gains or losses, net of taxes, resulting from market value adjustments on policies and contracts backed by assets carried at book value. The extent of the impact of the interest maintenance reserve on earnings and surplus depends on the amount of future interest-rate related realized capital gains and losses on fixed maturity investments and deferred gains or losses resulting from market value adjustments on policies and contracts backed by assets that are valued at book value.

The National Association of Insurance Commissioners Ratios

        On the basis of statutory financial statements that insurers file with state insurance regulators, the National Association of Insurance Commissioners annually calculates twelve financial ratios to assist state regulators in monitoring the financial condition of insurance companies. A usual range of results for each ratio is used as a benchmark and departure from the usual range on four or more of the ratios can lead to inquiries from individual state insurance departments. In 2006, all of Jackson's ratios fell within the usual range.

Policy and Contract Reserve Sufficiency Analysis

        Michigan insurance law requires Jackson to conduct annually an analysis of the sufficiency of its life and annuity reserves. A qualified actuary must submit to the insurance department an opinion that states that the reserves, when considered in the light of the assets that an insurance company holds with respect to such reserves, make good and sufficient provision for the associated contractual obligations and related expenses of the insurance company. If a qualified actuary cannot provide such an opinion, then the insurance company must set up additional reserves by moving funds from unassigned surplus. The 2006 opinion has been submitted to the Michigan Office of Financial and Insurance Services without any qualifications.

Jackson's Capital and Surplus

        Michigan insurance law requires Jackson, as a domestic stock life insurance company, to maintain at least $7,500,000 in unimpaired capital and surplus. In addition, insurance companies are required to have sufficient capital and surplus to be safe, reliable and entitled to public confidence.

        As a licensed insurer in the District of Columbia and every state but New York, where it operates through a subsidiary, Jackson is subject to the supervision of the regulators of each jurisdiction. In connection with the continual licensing of Jackson, regulators have discretionary authority to limit or prohibit the new issuance of business to policyholders when, in their judgment, the regulators determine that such insurer is not maintaining minimum surplus or capital or if the further transaction of business will be hazardous to policyholders.

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

        Effective December 31, 2005, the National Association of Insurance Commissioners implemented new requirements, referred to as C-3 Phase II, for calculating risk based capital in connection with variable annuity products with death and living benefit guarantees. These changes did not have a material effect on Jackson, and at December 31, 2006, the Company's total adjusted capital under the National Association of Insurance Commissioners' definition substantially exceeded Michigan standards.

Regulation of Investments

        Jackson is subject to state laws and regulations that require diversification of its investment portfolio, limit the amount of investments in certain investment categories such as below investment grade fixed income securities, common stock, real estate and foreign securities and forbid certain other types of investments altogether. Jackson's failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated by the Michigan Insurance Commissioner as non-qualified assets for purposes of measuring surplus and, in some instances, the Michigan Insurance Commissioner could require divestiture of non-qualifying investments.

USA Patriot Act

        The USA Patriot Act, enacted in 2001, includes numerous provisions designed to fight international money laundering and to block terrorist access to the US financial system. The US Treasury Department has issued a number of regulations implementing the Patriot Act that apply certain of its requirements to financial institutions including broker dealers and insurance companies. Among other things, the regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing. Jackson has established policies and procedures to ensure compliance with the Patriot Act's provisions and the Treasury Department regulations.

Securities Laws

        Jackson, certain of its affiliates and certain policies and contracts that Jackson offers are subject to various levels of regulation under the federal securities laws that the US Securities and Exchange Commission (the "SEC") administers.

        The primary intent of these laws and regulations is to protect investors in the securities markets and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the conduct of business for failure to comply with such laws and regulations. Jackson may also be subject to similar laws and regulations in the states in which it provides investment advisory services, offers the products described above or conducts other securities-related activities.

        Jackson National Asset Management, LLC is registered with the SEC as an investment adviser pursuant to the Investment Advisers Act of 1940, as amended ("Investment Advisers Act of 1940"). Jackson National Asset Management, LLC is registered as a transfer agent pursuant to the Securities Exchange Act of 1934, as amended ("Securities Exchange Act"). The investment companies (mutual funds) for which Jackson National Asset Management, LLC serves as an investment adviser are subject to SEC registration and regulation pursuant to the Securities Act of 1933, as amended ("Securities Act"), and the Investment Company Act of 1940, as amended ("Investment Company Act"). In addition, each variable annuity and variable life product sponsored by Jackson is subject to SEC registration and regulation pursuant to the Securities Act and the Investment Company Act, and applicable state insurance and securities laws. Each variable annuity and variable life product are organized as separate accounts that are unit investment trusts.

        Curian Capital, LLC is registered with the SEC pursuant to the Investment Advisors Act of 1940 and is also registered or notice filed in all applicable states.

        Curian Clearing, LLC is registered as a broker-dealer with the SEC pursuant to the Securities Exchange Act, and is registered as a broker-dealer in all applicable states. In addition, Curian Clearing, LLC is a member firm of the National Association of Securities Dealers (the "NASD").

        Jackson National Life Distributors, LLC is registered as a broker-dealer with the SEC pursuant to the Securities Exchange Act, and is registered as a broker-dealer in all applicable states. In addition, Jackson National Life Distributors, LLC is a member firm of the NASD.

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

        Prudential also conducts US investment management activities through PPM America, Inc., which is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940. PPM America, Inc. serves as the investment adviser to Jackson and other US, UK and Asian entities affiliated with service to other institutional clients such as CDOs or similar structured vehicles and private investment funds (in which PPM affiliates such as Prudential UK entities and Jackson are investors), as well as UK based unit trusts or OEICs, a SICAV and similar vehicles sponsored by affiliates. Currently, a limited number of PPM America, Inc.'s clients are unaffiliated or have underlying investors who are unaffiliated institutions, trusts or individuals. The US mutual funds for which PPM America, Inc. serves as investment adviser or sub-adviser are subject to regulation under the Securities Act and the Investment Company Act, and other similar vehicles organized outside of the US may be subject to regulation under applicable local law.

        PPM America, Inc. and certain of its subsidiaries are subject to various levels of regulation under the federal securities laws that the SEC administers as well as state securities laws. In connection with providing investment advisory services to certain of its clients, PPM America, Inc. may also be subject to regulation under applicable foreign laws.

        To the extent that PPM America, Inc. manages assets of employee benefit plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), or the Internal Revenue Code, it may be subject to certain restrictions imposed by ERISA and taxes imposed by the Internal Revenue Code. Such restrictions are summarized in "—Employee Benefit Plan Compliance" in this section below. The US Department of Labor ("Department of Labor") and the US Internal Revenue Service have interpretive and enforcement authority over the applicable provisions of ERISA and the Internal Revenue Code.

Employee Benefit Plan Compliance

        Jackson issues certain types of general account stable value products, such as GICs and funding agreements, to employee benefit plans and to investment vehicles that pool the investments of such plans. Many of these plans are retirement plans that are subject to the fiduciary standards of ERISA and that are tax-qualified under the Internal Revenue Code. As such, Jackson may be subject to certain restrictions imposed by ERISA and taxes imposed by the Internal Revenue Code. These restrictions include:

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

        Although no assurances can be given, Jackson believes that none of its contracts are of the type to which the holding in Harris Trust would be applicable. Moreover, the Department of Labor has issued PTE 95-60 which generally exempts external, unaffiliated investment transactions from ERISA's prohibited transaction provisions. If the Harris Trust holding is applied to its contracts, Jackson would be subject to ERISA's fiduciary and prohibited transaction provisions described above.

Financial Services Regulatory and Legislative Issues

        Proposals to change the laws and regulations governing the financial institutions industry are frequently introduced in the US Congress, in the state legislatures and before the various regulatory agencies. The likelihood and timing of any proposals or legislation and the impact they might have on Jackson and its subsidiaries cannot be determined at this time.

        State legislatures and/or state insurance regulatory authorities frequently enact laws and/or regulations that significantly affect insurers supervised by such authorities. Although the US federal government does not directly regulate the insurance business, federal initiatives may also have an impact on the insurance industry.

        A major issue at the state level involves the Insurance Product Regulation Compact (the "Compact"), which has now been adopted by the requisite number of states for implementation, including the state of Michigan. The Compact was developed by the National Association of Insurance Commissioners to serve as an agreement among member states to create a more streamlined system of insurance product regulation. A principal component of the Compact is the creation of a multi-state commission governed by participating states, known as the Interstate Insurance Product Regulation Commission ("IIPRC"). It is contemplated that the IIPRC will serve as a single point of filing for life insurance and annuity products, and establish uniform, national standards for those products applicable to the 29 states that have approved the compact to date. The IIPRC continues to make progress toward meeting its operational goals for receiving its first product filings by June 2007 and has adopted eleven new Uniform Product Standards, three new Operating Procedures, and is moving expeditiously to adopt more new Standards.

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

        The Governor of Michigan has recently proposed to increase the state tax assessed on insurance companies' premiums. This proposal was actively considered during the last legislative session by the state legislature and was not acted upon favorably. The Governor has again proposed a number of tax increases applicable to insurers, and the insurance industry is working to resist these proposals. The likelihood that any of these proposals will be enacted into law cannot be determined at this time.

        A coalition of national insurance and banking organizations has supported the recent introduction of US federal legislation that would allow insurance companies to obtain a federal charter as a regulatory alternative to a state charter. A coalition of insurers has been formed that is opposed to the so-called optional federal charter. Prudential cannot predict whether any federal (or state) legislative initiative to change the nature or scope of the regulation of the insurance industry will be enacted into law.

        Federal and state regulators have focused on, and continue to devote substantial attention to, the mutual fund and variable annuity and insurance product industries including the broker-dealer system. As a result of publicity relating to widespread perceptions of industry abuses, including fraudulent and anticompetitive practices among insurance brokers and mutual funds, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms. It is difficult to predict at this time whether changes resulting from industry investigations and/or new laws and regulations will affect Prudential's insurance or investment management businesses, and, if so, to what degree.

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

        A number of jurisdictions across Asia require insurance companies to participate in policyholder protection schemes (i.e., contribute to a fund to support policyholders in the event of an insurance company failing).

        To date Prudential Corporation Asia has had no regulatory issues giving rise to a material impact on its results.

        For Prudential Corporation Asia's more significant insurance operations the details of the regulatory regimes are as follows:

Hong Kong

        The Insurance Companies Ordinance ("ICO") empowers a Commissioner of Insurance to establish an office for the administration of the industry including approvals for a company to conduct insurance business. The Office of the Commissioner for Insurance ("OCI") acts as the supervisory arm.

        The Hong Kong branch of The Prudential Assurance Company Ltd is authorized to carry on both long-term business and general business under a composite license.

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

Taiwan

        The Financial Supervisory Commission ("FSC") is responsible for regulating the entire financial services sector. The FSC's responsibilities include supervision, examination and investigation. The Insurance Bureau of the FSC is responsible for the insurance sector.

        PCA Life Taiwan is licensed for life insurance business.

Malaysia

        In Malaysia, Bank Negara is the regulatory body responsible for supervising and regulating the conduct of financial services including insurance business.

        All insurance companies must be licensed with the Ministry of Finance. In addition, they are required to be a member of the Life Insurance Association of Malaysia and/or Persatuan Insurans Am Malaysia (for general insurers).

        Prudential Assurance Malaysia Berhad has a license for both life and general insurance business.

China

        The body responsible for regulation of the insurance sector is the China Insurance Regulatory Commission ("CIRC") established in 1998. CIRC reports directly to the State Council.

        CIRC is authorized to conduct administration, supervision and regulation of the Chinese insurance market, and to ensure that the insurance industry operates stably in compliance with the law.

        CIRC drafts relevant laws and regulations regarding insurance supervision, examines and approves the establishment of insurance companies and their branches and supervises market conduct.

India

        Insurance is subject to federal regulation in India. The primary legislation is the Insurance Act, 1938, and the Insurance Regulatory & Development Authority Act, 1999 ("IRDA").

        The IRDA's duties include issue of certificates of registration to insurance companies and it has a mandate to protect the interests of the policy holders

Indonesia

        The insurance industry is regulated by the Insurance Bureau of the Ministry of Finance.

        The local Life Insurance Association ("AAJI") acts as a conduit between insurers and the MOF in terms of the development of new regulations.

Funds Businesses

        PCA Funds businesses across the region are authorized and licensed by the relevant authorities. In some instances there is a single financial services regulator as noted above and in others a separate regulator is responsible for the securities and asset management sector.

Future Regulatory Development

        Prudential Corporation Asia expects the regulatory regimes in Asia to continue to develop, potentially driven by, for example, consumers requiring greater degrees of product transparency and the need for more sophisticated advice. Regulators may introduce new legislation and hence there is a risk past sales may be assessed against new compliance requirements and investment conditions. Given the size of Prudential Corporation Asia's footprint across Asia, the development of regulations may increase the risk of compliance issues in the future.

Item 4A. Unresolved staff comments

        None.

Item 5. Operating and Financial Review and Prospects

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis should be read in conjunction with Prudential's consolidated financial statements and the related notes to Prudential's consolidated financial statements included elsewhere in this document. Prudential's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), which differs in certain material respects from US GAAP. Information related to the nature and effect of such differences is presented in Sections J and K of the notes to the consolidated financial statements in this document. A summary of the critical accounting policies which have been applied to these statements is set forth in the section below entitled "—Factors Affecting Results of Operations—IFRS Critical Accounting Policies".

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

        In the United Kingdom, following the introduction of the new depolarization rules in December 2004, many financial advisor groups have used the opportunity to establish multi-tie panels. Prudential has worked with major advisor groups to design and build multi tie propositions and Prudential UK has been appointed to the regulated multi-tie panels for THINC Destini, Sesame, Bankhall, and Barclays and is strongly positioned to take advantage of the depolarized marketplace as this develops over the next few years.

        In October 2004, Prudential launched PruHealth, a UK healthcare product that links health and fitness to the cost of medical insurance. The business has made good progress with sales growing on average 15 per cent per month in 2006. Total premium income for the year was £36 million and PruHealth now has over 100,000 covered individuals. The product has been developed through a joint venture with Discovery of South Africa.

        In October 2005, Prudential launched Prudential Property Value Release Plan. A lifetime mortgage product which gives customers greater flexibility and control over the timing of when they draw down funds, thereby reducing total interest charges over the lifetime of the loan. It has been well received by advisors and customers. Gross advances in 2006 were £90 million and resulted in Prudential achieving an 8 per cent share of the lifetime mortgage market. In 2006 a face to face sales team was established to offer direct advice of the lifetime mortgage product, which Prudential believes meets customer demand for face to face sales in this market. Opportunities to grow this team will be pursued in 2007.

        At the end of 2006, M&G, Prudential's UK and European fund management business, had £164 billion of funds under management, of which £119 billion relates to Prudential's long-term business funds. M&G operates in markets where it has a leading position and competitive advantage, including retail fund management, institutional fixed income, pooled life and pension funds, property and private finance. M&G also manages Prudential's balance sheet for profit.

        During 2006, Prudential launched a new universal life product in Malaysia to give customers more choice. In India, ICICI Prudential launched a new diabetes care product. Prudential has also made its first move into the takaful (Shariah compliant) market by forming a joint venture with Bank Simpanan Nasional ("BSN") in Malaysia to offer a range of takaful savings, protection and investment products developed for Muslim Malays (who make up 60 per cent of the population), successfully launching its first linked product in November.

        In Vietnam, Prudential became the first non bank and first foreign firm approved to establish a finance company that can offer credit products such as personal loans and home mortgages. The license also permits corporate loans.

        Prudential has also made its first small entry into the Middle East and North Africa region with the granting of a license to establish a fund management and distribution base at Dubai International Financial Center. The intention is to offer domestic investors access to Prudential's international fund range and then launch conventional and Shariah compliant funds that will be available internationally.

        In October 2004, the Board decided to launch a 1 for 6 rights offering. At December 31, 2006, approximately 41 per cent of the net proceeds of the rights offering (£1,021 million) have been used to provide capital to support Prudential's shareholder backed UK life businesses. The remainder of the proceeds have been invested centrally within the Group in short-term financial instruments.

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

        In Asia, Prudential believes the potential for strong economic growth remains and that it is in a strong position to benefit from the long-term growth potential throughout the region. In 2006 Asian economies performed exceptionally well, with strong GDP growth. The composition of demand and economic activity has been shifting recently towards being more domestically driven and Prudential expects this trend to continue, resulting in less dependence on Western economies. Short interest rates are expected to continue to rise slowly as central banks balance normalizing economic policy with containing pressure for currencies to appreciate. Long bond yields are expected to climb from current levels as economic activity broadens and domestic inflation rises. Equity investments will be supported by continued economic growth and the current valuation levels. Overall, it is expected that these factors will continue to encourage investors into long term savings products.

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

        In the United States, fluctuations in prevailing interest rates, including changes in the difference between the levels of prevailing short-term and long-term rates, can affect results from Jackson, which is predominantly a spread-based business with the majority of its assets invested in fixed income securities. Changes in interest rates, either upward or downward, can expose Jackson to the risk of not earning anticipated spreads between the rate earned on investments and the rate credited on its policies. For example, if interest rates go up and/or competitors offer higher crediting rates, withdrawals on annuity contracts may increase as policyholders seek higher investment returns elsewhere. In response, Jackson could (1) raise its crediting rates to stem withdrawals, decreasing its spread; (2) sell assets which may have depressed values in a high interest rate environment, creating realized investment losses; or (3) pay out existing cash which would otherwise have earned interest at the higher interest rates. Moreover, to the extent that Jackson holds illiquid private placements and commercial mortgages, there is a risk that it will incur losses if it needs to sell those assets. Conversely, if interest rates decrease, withdrawals from annuity contracts may decrease relative to original expectations, creating more cash than expected to be invested at lower rates. Jackson may have the ability to lower the rates it credits to policyholders as a result, but may be forced to maintain crediting rates for competitive reasons or because there are minimum interest rate guarantees in certain contracts. In either case, the spread earned by Jackson would be lowered.

        The profitability of Jackson's spread-based businesses depends in large part on its ability to manage interest rate spreads, as well as the credit and other risks inherent in its investment portfolio. There can be no guarantee that these risks will be managed successfully. Prudential designs its US products and manages the investments supporting this business to reduce interest rate sensitivity. This has the effect of moderating the impact on Prudential's results of changes in prevailing interest rates. Jackson is exposed to equity risk through the options embedded in the fixed indexed liabilities and GMDB and GMWB guarantees included in certain VA benefits. This risk is managed using a comprehensive equity hedging program to minimize the risk of a significant economic impact as a result of increases or decreases in equity market levels while taking advantage of naturally offsetting exposures in Jackson's operations. See Item 11, "Quantitative and Qualitative Disclosures about Market Risk" for a discussion of the management of Prudential's exposure to such market risk.

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

IFRS Critical Accounting Policies

        Prudential's discussion and analysis of its financial condition and results of operations are based upon Prudential's consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") adopted for use in the European Union ("EU"). Were the Group to apply IFRS as published by the International Accounting Standards Board, as opposed to EU adopted IFRS, no additional adjustments would be required.

        The preparation of these financial statements requires Prudential to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, Prudential evaluates its estimates, including those related to long-term business provisioning, the fair value of assets and the declaration of bonus rates. Prudential bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially give rise to materially different results under different assumptions and conditions. Prudential believes that its critical accounting policies are limited to those described below. For further details see "US GAAP Analysis—US GAAP Critical Accounting Policies" below.

        The critical accounting policies in respect of the items discussed below are critical for the Group's results insofar as they relate to the Group's shareholder financed business, in particular for Jackson. The policies are not critical in respect of the Group's with-profits business. Accordingly, explanation is provided in this section as to why the distinction between with-profits business and shareholder-backed business is relevant.

        The items discussed below explain the effect of changes in estimates and the effect of reasonably likely changes in the key assumptions underlying these estimates as of the latest balance sheet date so as to provide analysis that recognizes the different accounting effects on profit and loss or equity. In order to provide relevant analysis that is appropriate to the circumstances applicable to the Group's businesses, the explanations refer to types of business, fund structure, the relationship between asset and policyholder liability measurement, and the differences in the method of accounting permitted under IFRS 4 for accounting for insurance contract assets, policyholder liabilities and unallocated surplus of the Group's with-profits funds.

Investments

Determining the fair value of unquoted investments

        The Group holds financial investments which are not quoted on active markets. Their fair values are determined in full or in part by using valuation techniques. If the market for a financial investment of the Group is not active, the Group establishes fair value by using quotations from independent third parties, such as brokers or using valuation techniques. The fair values of investments valued using a valuation technique at December 31, 2006 were £4,548 million (2005: £4,947 million). The valuation techniques include the use of recent arm's length transactions, reference to instruments that are substantially the same, discounted cash flow analysis, option-adjusted spread models and enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments.

        The impact of changed values on the results depends on whether the instruments are held by with-profits or shareholder-backed operations of the Group.

        Of the financial investments that are not quoted on active markets, assets with a fair value at December 31, 2006 of £3,959 million (2005: £3,729 million) were held by UK operations. £3,563 million (2005: £3,466 million) of this amount related to assets held by with-profits operations and £396 million (2005: £263 million) related to assets held by the shareholder-backed UK annuity subsidiary PRIL.

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

        In accordance with the Group's Risk Management Framework, all internally generated calculations are subject to independent assessment by the Group's Fair Value Committees which comprise members who are independent of the fund managers involved in the day-to-day trading in these assets. Changing any one of the underlying assumptions within a reasonable range used in determining the fair value would not have a significant impact on the value of the assets.

        The total amount of the change in fair value estimation using valuation techniques, including valuation techniques based on assumptions not wholly supported by observable market prices or rates, recognized in the profit and loss account in 2006 was a loss of £63 million (2005: a gain of £82 million) for the with-profits fund investments. Changes in values of assets of the with-profits funds are reflected in policyholder liabilities and unallocated surplus. Due to the liability accounting treatment of unallocated surplus, changes in values of securities held by with-profits funds have no direct effect on the profit or loss or shareholders' equity.

        The total amount of the change in fair value estimation using valuation techniques, including those based on assumptions not wholly supported by observable market prices or rates, recognized in the profit and loss account in 2006 and which was attributable to shareholders, was a loss of £12 million (2005: a gain of £11 million) for the PRIL investments.

        The other financial investments which are not quoted on active markets were assets held by Jackson that had a fair value of £589 million (2005: £1,218 million).

        The US operations of Prudential had two groups of assets which were valued using valuation techniques—derivatives that are accounted for under IAS 39 on a fair value through profit and loss basis and securities held by the Piedmont trust entity, an 80 per cent Jackson held static trust formed as a result of a securitization of asset-backed securities in 2003 that are accounted for on an available-for-sale basis. As at December 31, 2006, the fair value of the derivative and Piedmont assets valued using valuation techniques was £184 million and £405 million, respectively (2005: £518 million and £700 million, respectively).

        The majority of the factors entering into the valuation of the derivatives are readily observable in the market and, therefore, are not subject to interpretation in the model. The most significant non-observable factor is the level of implied volatility assumed in the valuation. However, changing the implied volatility within a reasonable range would not have a significant impact on the fair value of the derivatives.

        Significant estimates and judgments are also employed in valuing certain asset-backed and mortgage-backed securities held by the Piedmont trust entity. These valuations may impact reported shareholder profit and loss amounts through the determination of impairment and recovery amounts. While management believes that the estimates and assumptions employed in developing the fair value estimates are reasonable and present management's best estimate of such values, a reasonable range of values exists with respect to most assumptions utilized in determining these values. As a result of the potentially significant variability in the estimates of the assumptions used in these models, the range of reasonable estimates of the fair value of these securities is significant.

        Management has obtained broker bids on these securities that represent the value at which the Group could sell the investments, if forced. These bids are not based on full knowledge and hence analysis of the investments, but represent the best estimate of the worst case market valuation of these securities. The broker bids for these securities at December 31, 2006 totaled £372 million, a difference of £33 million (2005: £514 million, a difference of £186 million).

Determining impairments relating to financial assets

Available-for-sale securities

        Financial investments carried on an available-for-sale basis are represented by Jackson's and Egg's debt securities portfolio. These are considered to be impaired if there has been a significant or prolonged period of decline in fair value below its amortized cost or if there is objective evidence of impairment. The consideration of this requires management's judgment. Among the factors considered is whether the decline in fair value results from a change in quality of the security itself, or from a downward movement in the market as a whole and the likelihood of recovering the carrying value based on the current and short-term prospects of the issuer. Unrealized losses that are considered to be primarily the result of market conditions, such as increasing interest rates, unusual market volatility, or industry-related events, and where the Group also believes there is a reasonable expectation for recovery and, furthermore, it has the intent and ability to hold the investment until maturity or the market recovers, are usually determined to be temporary. Prudential's review of fair value involves several criteria including economic conditions, credit loss experience, other issuer-specific developments and future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial statements, unrealized losses currently in equity may be recognized in the income statement in future periods.

        In 2006, impairment losses recognized on available-for-sale securities amounted to £24 million (2005: £24 million). Of this amount, 76 per cent (2005: 28 per cent) has been recorded on structured asset-backed securities, primarily due to reduced cash flow expectations on such securities that are collateralized by diversified pools of primarily below investment grade securities. 22 per cent (2005: 53 per cent) of the losses related to the impairment of fixed maturity securities of two individual corporate issuers, reflecting deteriorating business outlook of the companies concerned.

        In 2006, the Group realized gross losses on sales of available-for-sale securities of £58 million (£29 million). 30 per cent (2005: 38 per cent) of these losses related to the disposal of fixed maturity securities of six individual issuers, which were disposed of to rebalance the portfolio in the US operations.

        The effect of those reasonably likely changes in the key assumptions underlying the estimates that underpin the assessment of whether impairment has taken place depends on the factors described in note A3 to the financial statements. A key indicator of whether such impairment may arise in future, and the potential amounts at risk, is the profile of gross unrealized losses for fixed maturity and equity securities accounted for on an available-for-sale basis by reference to the time periods by which the securities have been held continuously in an unrealized loss position and by reference to the maturity date of the securities concerned.

        For 2006, the difference between the carrying value and book cost of equity securities in gross unrealized loss position was £(1) million (2005: £(1) million). The following table shows the amounts of gross unrealized losses for fixed maturity securities classified as available-for-sale under IFRS in an unrealized loss position for the time periods indicated as at December 31, 2006 and 2005.

2006	Not rated	Non- investment grade	Investment grade	Total
	£m	£m	£m	£m
Less than 6 months	(1)	(1)	(14)	(16)
6 months to 1 year	(3)	(1)	(10)	(14)
1 year to 2 years	(24)	(10)	(135)	(169)
2 years to 3 years	(5)	0	(9)	(14)
3 years to 4 years	(5)	0	(35)	(40)
4 years to 5 years	0	0	0	0
5 years to 6 years	(2)	(1)	0	(3)

	(40)	(13)	(203)	(256)

2005	Not rated	Non- investment grade	Investment grade	Total
	£m	£m	£m	£m
Less than 6 months	(17)	(10)	(99)	(126)
6 months to 1 year	(8)	(9)	(40)	(57)
1 year to 2 years	(8)	(5)	(15)	(28)
2 years to 3 years	(6)	0	(42)	(48)
3 years to 4 years	0	0	0	0
4 years to 5 years	(3)	(1)	0	(4)
5 years to 6 years	0	0	0	0

	(42)	(25)	(196)	(263)

        The following table shows the amount of gross unrealized losses for fixed maturity securities classified as available-for-sale under IFRS in an unrealized loss position by maturity date of the securities as at December 31, 2006 and 2005.

	2006	2005
	£m	£m
Less than 1 year	(1)	0
1 to 5 years	(29)	(23)
5 to 10 years	(113)	(126)
More than 10 years	(51)	(41)
Mortgage-backed securities and other debt securities	(62)	(73)

Total	(256)	(263)

Assets held at amortized cost

        Loans and receivables are carried at amortized cost using the effective interest rate method. The loans and receivables include loans collateralized by mortgages, deposits and loans to policyholders. For these assets, the Group measures the amount of any impairment loss by comparing the carrying amount of the asset with the present value of its estimated future cash flows.

        In estimating future cash flows, the Group looks at the expected cash flows of the assets and applies historical loss experience of assets with similar credit risks that has been adjusted for conditions in the historical loss experience which no longer exist, or for conditions that are expected to arise. The estimated future cash flows are discounted using the financial asset's original or variable effective interest rate and exclude credit losses that have not yet been incurred.

        The risks inherent in reviewing the impairment of any investment include the risk that market results may differ from expectations; facts and circumstances may change in the future and differ from estimates and assumptions; or the Group may later decide to sell the security as a result of changed circumstances.

        The principal holdings of loans and receivables where credit risk is of particular significance are loans and advances to customers held by Egg. Egg has significant concentrations of credit risk in respect of its unsecured lending on credit cards, personal loans and mortgage lending secured on property in the United Kingdom. The table below details the movements in the allowance for losses on such loans and advances.

	2006	2005	2004
	£m	£m	£m
Balance at the beginning of the year	335	250	193
Amounts written off	(201)	(161)	(126)
New and additional provisions	384	241	204
Transition adjustment to reflect adoption of IAS 39 at January 1, 2005	—	5	—
Other movements *	—	—	(21)

Balance at the end of the year	518	335	250

*
The other movements reflect a release of provisions for bad and doubtful debts following the sale of the Egg France unsecured lending portfolio

        Changes in the estimates of credit risk in any reporting period could result in a change in the allowance for losses on the loans and advances.

Life Assurance contracts

Product classification

        IFRS 4 requires contracts written by insurers to be classified as either "insurance contracts" or "investment contracts" depending on the level of insurance risk transferred. If significant insurance risk is transferred by the contract then it is classified as an insurance contract. Contracts that transfer financial risk but not significant insurance risk are termed investment contracts. Furthermore, some contracts, both insurance and investment, contain discretionary participation features representing the contractual right to receive additional benefits as a supplement to guaranteed benefits:

  (a)
  that are likely to be a significant portion of the total contractual benefits;

  (b)
  whose amount or timing is contractually at the discretion of the insurer; and

  (c)
  that are contractually based on asset or fund performance, as discussed in IFRS 4.

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

        For investment contracts that do not contain discretionary participating features, IAS 39 and, where the contract includes an investment management element, IAS 18, apply measurement principles to assets and liabilities attaching to the contract that may diverge from those previously applied. The principal lines of business for which measurement changes arose on adoption of IFRS are certain unit-linked savings and similar contracts in the United Kingdom. Further details of this exercise are given in note D1 to the financial statements.

Valuation assumptions

(i) Contracts of with-profits funds

        The Group's insurance contracts and investment contracts with discretionary participating features are primarily with-profits and other protection type policies. For UK regulated with-profits funds for 2006 and 2005, the contract liabilities are valued by reference to the FSA realistic basis. In aggregate this basis has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances.

        The basis of determining liabilities for the Group's with-profits business has little or no effect on the results attributable to shareholders. This is because movements on liabilities of the with-profits funds are absorbed by the unallocated surplus. The unallocated surplus represents the excess of assets over liabilities that have yet to be appropriated between policyholders and shareholders. Except through indirect effects, or in remote circumstances as described below, changes to liability assumptions are therefore reflected in the carrying value of the unallocated surplus rather than shareholders' equity.

        A detailed explanation of the basis of liability measurement is contained in note D2(d)(ii) to the financial statements. Key elements of the value placed on the liabilities are that:

  (a)
  The component for the with-profits benefit reserve is based on retrospective calculation of documented asset shares. Asset shares are calculated as the accumulation of all items of income and outgo that are relevant to each policy type; and

  (b)
  The component for future policyholder related liabilities includes a market consistent valuation of costs and guarantees, options and smoothing determined using either a stochastic approach, hedging costs or a series of deterministic projections with attributed probabilities.

        The Group's other with-profits contracts are written in with-profits funds that operate in some of the Group's Asian operations. The liabilities for these contracts and those of Prudential Annuities Limited, which is a subsidiary company of the PAC with-profits funds, are determined differently. For these contracts the liabilities are estimated using actuarial methods based on assumptions relating to premiums, interest rates, investment returns, expenses, mortality and surrenders. The assumptions to which the estimation of these reserves is particularly sensitive are the interest rate used to discount the provision and the assumed future mortality experience of policyholders.

        For liabilities determined using the basis described above for UK regulated with-profits funds, and the other liabilities described in the preceding paragraph, changes in estimates arising from the likely range of possible changes in underlying key assumptions have no direct impact on the reported profit.

        This lack of sensitivity reflects the with-profits fund structure, basis of distribution, and the application of previous GAAP to the unallocated surplus of with-profits funds as permitted by IFRS 4. Changes in liabilities of these contracts that are caused by altered estimates are absorbed by the unallocated surplus of the with-profits funds. As noted previously, the unallocated surplus is accounted for as a liability and thus, except in the remote circumstances where support for the funds by shareholders' funds was required, changes in its level do not directly affect shareholders' equity. The Company's obligations and more detail on such circumstances are described in note H14 to the financial statements.

(ii) Other contracts

        Contracts, other than those of with-profits funds, are written in shareholder-backed operations of the Group. The significant shareholder-backed product groupings and the factors that may significantly affect IFRS results due to experience against assumptions or changes of assumptions vary significantly between business units. For some types of business the effect of changes in assumptions may be significant, whilst for others, due to the nature of the product, assumption setting may be of less significance. The nature of the products and the significance of assumptions are discussed below. From the perspective of shareholder's results, the key sensitivity relates to assumed future investment returns for the Taiwan life operation.

UK insurance operations

        The types of products written by UK shareholder-backed insurance operations are for annuity, non-profit unit-linked and other non-participating business. For liabilities of these products a number of changes in assumptions were made in 2006 and 2005.

        In 2006, changes to the FSA rules for UK regulated shareholder-backed non-participating business resulted in an increase in profit before tax of £46 million with a consequent decrease in liabilities. These changes to the FSA rules were proposed in the consultative paper CP06/16 and confirmed in December 2006 policy statement PS06/14. In addition to the £46 million credit, a charge of £4 million was recognized in 2006 for the effect of change of assumption for renewal and termination expenses mainly in respect of PAC.

        In 2005, a number of changes of assumptions were made which taken together these changes had the effect of reducing profit before tax by £36 million with a consequent increase in liabilities. The reduction arose from a charge of £69 million for strengthened mortality assumptions, being partially offset by a net credit of £29 million in respect of a reduced level of expected defaults for debt securities, and a credit of £4 million for other changes.

        The most significant business for which changes in assumptions may affect results is the shareholder-backed annuity business. As the assets and liabilities of this type of business are closely matched by duration, liabilities are determined using a valuation rate of interest that is sensitive to current market conditions. Accordingly, the profits are not particularly sensitive to interest rate movements. Profits from shareholder-backed annuity business are most sensitive to:

  •
  the extent to which the duration of the assets held closely matches the expected duration of the liabilities under the contracts. Assuming close matching, the impact of short-term asset value movements as a result of interest rate movements will broadly offset changes in the value of liabilities caused by movements in valuation rates of interest;

  •
  actual versus expected default rates on assets held;

  •
  the difference between long-term rates of return on corporate bonds and risk-free rates;

  •
  the variance between actual and expected mortality experience;

  •
  the extent to which expected future mortality experience gives rise to changes in the measurement of liabilities; and

  •
  changes in renewal expense levels.

        For 2006, a decrease in assumed mortality rates of one per cent would decrease gross profits by approximately £34 million (2005: £33 million). A decrease in credit default assumptions of five basis points would increase gross profits by £64 million (2005: £65 million). A decrease in renewal expenses (excluding investment management expenses) of five per cent would increase gross profits by £14 million (2005: £12 million). The effect on profits would be approximately symmetrical for changes in assumptions that are directionally opposite to those explained above.

Jackson

        Jackson offers individual fixed annuities, fixed index annuities, immediate annuities, variable annuities, individual and variable life insurance and institutional products. With the exception of institutional products and an incidental amount of business for annuity certain contracts, which are accounted for as investment contracts under IAS 39, all of Jackson life assurance contracts are accounted for under IFRS 4 as insurance contracts by applying US GAAP, the previous GAAP used before IFRS adoption. Under US GAAP the requirements of SFAS 60 'Accounting and Reporting for Insurance Enterprises' and SFAS 97 'Accounting and Reporting by Insurance Enterprises for certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments' apply to these contracts. The accounting requirements under these standards and the effect of changes in valuation assumptions are considered below for fixed annuity, variable annuity and traditional life insurance contracts.

        Fixed annuity contracts, which are treated as investment contracts under US GAAP terminology, are accounted for by applying in the first instance a retrospective deposit method to determine the liability for policyholder benefits. This is then augmented by potentially three additional amounts, namely deferred income, any amounts previously assessed against policyholders that are refundable on termination of the contract, and any premium deficiency, i.e., any probable future loss on the contract. These types of contract contain considerable interest rate guarantee features. Notwithstanding the accompanying market risk exposure, except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of Jackson's fixed annuity products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement.

        Variable annuity contracts written by Jackson may provide for guaranteed minimum death, income, or withdrawal features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate assumptions. For variable annuity business the key assumption is the expected long-term level of equity market returns which for 2006 and 2005 was 8.4 per cent per annum determined using a mean reversion methodology. Likely changes to this percentage return are not expected to be significant.

        These returns affect the level of future expected profits through their effects on the fee income with consequential impact on the amortization of deferred acquisition costs as described below and the required level of provision for guaranteed minimum death benefit claims.

        For traditional life insurance contracts, provisions for future policy benefits are determined under SFAS 60 using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation.

        Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and the guaranteed minimum death benefit reserves, the profits of Jackson are relatively insensitive to changes in insurance risk.

        Generally, assumptions were modified in 2006 to conform to more recent experience. These changes included revisions to the assumptions regarding utilization of free partial withdrawal options, resulting in a decrease in deferred acquisition costs ("DAC") of £12 million. In 2005, the principal change of valuation assumption was a reserve increase of £13 million due to increasing the mortality assumption for certain Universal Life contracts. This change resulted from the application of Statement of Position 03-01 under US GAAP.

Asian operations

        The insurance products written in the Group's Asian operations principally cover with-profits business, unit-linked business, and other non-participating business. The results of with-profits business are relatively insensitive to changes in estimates and assumptions that affect the measurement of policyholder liabilities. As for the UK business, this feature arises because unallocated surplus is accounted for by the Group as a liability. The results of Asian unit-linked business are also relatively insensitive to changes in estimates or assumptions.

        For Asian non-participating business the only significant change of estimate that affected the measurement of liabilities arose in the Singapore life business. From 2005, the liabilities of Singapore life business are determined using the basis under the Singapore risk-based capital framework.

        The principal non-participating business in the Group's Asian operations, for which changes in estimates and assumptions are important from year to year, is the traditional whole-life business written in Taiwan. The premiums for the in-force business for these contracts have been set by the regulator at different points for the industry as a whole. Premium rates were set to give a guaranteed minimum sum assured on death and a guaranteed surrender value on early surrender based on prevailing interest rates at the time of policy issue. Premium rates also included an allowance for mortality and expenses. The required rates of guarantee have fallen over time as interest rates have reduced from a high of eight per cent to current levels of around two per cent. The current bond rates in Taiwan gives rise to a negative spread against the majority of these policies. The current cash costs of funding in-force negative spread in Taiwan is around £40 million a year.

        The profits attaching to these contracts are particularly affected by the rates of return earned, and estimated to be earned on, the assets held to cover liabilities and on future investment income and contract cash flows. Under IFRS, the insurance contract liabilities of the Taiwan business are determined on the US GAAP basis as applied previously under UK GAAP. Under this basis the policy liabilities are calculated on sets of assumptions, which are locked-in at the point of policy inception, and a deferred acquisition cost is held in the balance sheet.

        The adequacy of the insurance contract liabilities is tested by reference to best estimates of expected investment returns on policy cash flows and reinvested income. The assumed earned rates are used to discount the future cash flows. The assumed earned rates consist of a long-term best estimate determined by consideration of long-term market conditions, and rates assumed to be earned in the trending in period. For 2005, it was projected that rates of return for Taiwanese bond yields would trend from the then current levels of some two per cent to 5.5 per cent by December 31, 2012. For 2006, it has been assumed that the longer-term bond rate will be attained one year later, i.e. by December 31, 2013.

        The liability adequacy test results are sensitive to the attainment of the trended rates during the trending period. Based on the current asset mix, margins in other contracts that are used in the assessment of the liability adequacy tests, and currently assumed future rates of return, if interest rates were to remain at current levels in 2007, and the target date for attainment of the long-term bond yield deferred to December 31, 2014, the premium reserve, net of deferred acquisition costs, would be broadly sufficient. If interest rates were to remain at current levels in 2008 with a further one year delay in the progression period, then some level of write-off of deferred acquisition costs may be necessary. However, the amount of the charge, based on current in-force business which is estimated at £70-90 million, is sensitive for the previously mentioned variables.

        Furthermore, the actual amount of any write-off would be affected by the impact of new business written between December 31, 2006 and the future reporting dates to the extent that the business is taken into account as part of the liability adequacy testing calculations for the portfolio of contracts.

        The adequacy of the liability is also sensitive to the level of the projected long-term bond rate. The current long-term assumption of 5.5 per cent has been determined on a prudent best estimate basis by reference to detailed assessments of the financial dynamics of the Taiwanese economy. In the event that the rate applied was altered, the carrying value of the deferred acquisition costs and policyholder liabilities would potentially be affected.

        At December 31, 2006, if the assumed long-term bond yield applied had been reduced by 0.5 per cent from 5.5 per cent to 5.0 per cent and continued to apply the same progression period to December 31, 2013, by assuming bond yields increase from current levels in equal annual installments to the long-term rate, the premium reserve, net of deferred acquisition costs, would have been insufficient and there would have been a charge of some £60 million to the income statement. The impact of reducing the long-term rate by a further 0.5 per cent to 4.5 per cent would have increased this charge by some £160 million. The primary reason for the lower level of charge for the initial 0.5 per cent reduction is the current level of margins in the liability adequacy calculation. The effects of additional 0.5 per cent reductions in the assumed long-term rate below 4.5 per cent would be of a similar or slightly higher level to the £160 million noted previously. The effects of changes in any one year reflect the combination of the short-term and long-term factors described above.

        Whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception are also written in the Korean life operations, though to a much less significant extent than in Taiwan. The business is much less sensitive to returns than Taiwan with the higher proportion of linked and health business.

        The other area of note in respect of guarantees is the Japanese business where pricing rates are higher than current bond yields. Lapse risk is a feature in that policyholders could potentially surrender their policies on guaranteed terms if interest rates significantly increased leaving the potential for losses if bond values had depreciated significantly. However, the business is matched to a relatively short realistic liability duration.

        For the Korean and Japanese life business exposures described above, the results are comparatively unaffected by changes of assumption. The accounts basis value of liabilities for both operations are of a similar order of magnitude to those that apply for the purposes of Group solvency calculations under the FCD.

Deferred acquisition costs

        Significant costs are incurred in connection with acquiring new insurance business. Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic FSA regime as described in note A4 to the financial statements, these costs, which vary with, and are primarily related to, the production of new business, are capitalized and amortized against margins in future revenues on the related insurance policies. The recoverability of the asset is measured and the asset is deemed impaired if the projected future margins are less than the carrying value of the asset. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value of the deferred acquisition cost asset will be necessary.

        The deferral and amortization of acquisition costs is of most relevance to the Group's results for shareholder-financed long-term business of Jackson and Asian operations. The majority of the UK shareholder-backed operations is for individual and group annuity business where the incidence of acquisition costs is negligible.

Jackson

        For term business, acquisition costs are deferred and amortized in line with expected premiums. For annuity business, acquisition costs are deferred and amortized in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the long-term spread between the earned rate and the rate credited to policyholders, which is based on the annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of the Jackson companies, industry experience and future expectations. A detailed analysis of actual experience is measured by the internally developed mortality studies.

        For variable annuity business, as described above, the key assumption is the expected long-term level of equity market returns, which for 2006 and 2005 was 8.4 per cent per annum determined using a mean reversion methodology.

        In 2006, revisions to the assumptions regarding utilization of free partial withdrawal options, resulted in a decrease in DAC of £12 million. In addition, several smaller changes relating to lapse rates, mortality rates and other assumptions resulted in an increase of £6 million in DAC with the resulting net impact of all changes a decrease in pre-tax profits of £7 million. In 2005, a write-down of £21 million to deferred acquisition costs for single premium deferred annuity partial withdrawal charges and a £13 million reserve increase due to increasing mortality assumption was incurred. These charges were partially offset by several smaller changes, relating to single premium whole life surrenders and annuity mortality and annuitization rates, which resulted in a £19 million benefit on adjusting amortization of DAC with the resulting net impact of all changes a decrease in pre-tax profits of £7 million.

        The effects of reasonably likely changes in the key assumptions underlying the estimates that affect the amortization of DAC for Jackson are not individually or collectively material.

Asian operations

        The key shareholder-backed Asian operation is the Taiwan life business.

        In 2005, the application of the liability adequacy testing for the Taiwan life business resulted in a write-off of DAC of £21 million. This reflected the comparison of the net amount of the present value of future payments for benefits and claims less present value of future premiums, determined using revised assumptions based on actual and anticipated experience, i.e., the best estimate amount, against the balance sheet liability for policy benefits less unamortized acquisition costs. There was no write-off of DAC made in 2006.

        The sensitivity of the results for this operation, including the potential effect on write-offs of deferred acquisition costs, is significant and is described above.

Pensions

        The Group applies the requirements of IAS 19, "Employee Benefits" to its defined benefit pension schemes. Due to the inclusion of actuarial gains and losses in the income statement rather than being recognized directly in equity, the results of the Group are affected by changes in interest rates for corporate bonds that affect the rate applied to discount projected pension payments and changes in mortality assumptions.

        The economic participation in the surplus or deficits attaching to the main PSPS and the smaller SAPS are shared between the PAC WPSF and shareholder operations. The economic interest reflects the source of contributions over the scheme life, which in turn reflects the activity of the members during their employment.

        In the case of PSPS, at December 31, 2004, the attribution between the WPSF and shareholders' funds was in the ratio 80/20. In 2005, following extensive analysis, this ratio was revised to 70/30 at December 31, 2005. Movements in the apportionment of the surplus or deficit for PSPS between the WPSF and shareholders' funds in 2006 reflects the 70/30 ratio application to movements in the carrying value of assets and liabilities at December 31, 2005 but with service cost and contributions for ongoing service apportioned by reference to the cost allocation for activity of current employees.

        For SAPS the ratio for both 2006 and 2005 is estimated to be 50/50 between the WPSF and shareholders' funds.

        The table below shows the sensitivity of the PSPS liabilities of £4,607 million at December 31, 2006 to changes in discount rates, inflation rates and mortality assumptions.

Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 5.2% to 5.0%	Increase scheme liabilities by 3.6%
Discount rate	Increase by 0.2% from 5.2% to 5.4%	Decrease scheme liabilities by 3.4%
Rate of inflation	Decrease by 0.2% from 3.0% to 2.8%	Decrease scheme liabilities by 1.3% with consequent reduction in salary increases
Mortality rates	Reduce rates from 100% of table to 95%	Increase liabilities by 1.2%

Deferred tax

        Deferred tax assets are recognized to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all the available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which the losses can be relieved. The UK taxation regime applies separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets. The judgments made, and uncertainties considered, in arriving at deferred tax balances in the financial statements are discussed in note H4 to the financial statements.

Goodwill

        Goodwill impairment testing requires the exercise of judgment by management as to prospective future cash flows.

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

Adoption of IAS 32, IAS 39 and IFRS 4

        Three IFRS accounting standards, IAS 32, "Financial Instruments: Disclosure and Presentation", IAS 39, "Financial Instruments: Recognition and Measurement" and IFRS 4, "Insurance Contracts", have been adopted as at January 1, 2005 rather than January 1, 2004. This treatment is consistent with the policy typically applied by groups with banking operations where the practical consequences of adopting these standards for 2004 are significant.

        Accordingly, the amounts recorded for revenue and expenses and assets and liabilities of certain items reflected in the Group's financial statements are not on a consistent basis in 2006 and 2005 compared to amounts recorded for the comparative period of 2004. The main area where this inconsistency applies is valuation and accounting presentation of fair value movements of derivatives and debt securities of Jackson (as described below). In addition, the measurement of assets and liabilities and income and expenses of those UK unit-linked contracts, and those with similar features, that do not contain significant insurance risk, is altered.

Insurance contract accounting

        With the exception of investment contracts without discretionary participation features, the Group's life assurance contracts are classified as insurance contracts and investment contracts with discretionary participating features. As permitted by IFRS 4, assets and liabilities of these contracts (see below) are accounted for under previously applied GAAP. Accordingly, except as described below, the modified statutory basis ("MSB") of reporting as set out in the revised Statement of Recommended Practice ("SORP") issued by the ABI in November 2003 has been applied for the 2006 and 2005 results.

        In the United Kingdom, for the 2004 comparative results, with the exception of minor accounting adjustments, the technical provisions reflect the UK regulatory basis of reporting that has applied previously for many years. This effectively constitutes the Peak 1 basis under the current FSA regime.

        From January 1, 2005 the Group has chosen to improve its accounting for UK regulated with-profits funds by the voluntary application of the UK accounting standard FRS 27, "Life Assurance". Under this standard, the main accounting changes that were required for UK with-profits funds were:

  •
  derecognition of deferred acquisition costs and related deferred tax; and

  •
  replacement of MSB liabilities with adjusted realistic basis liabilities.

        The primary effect of these changes was to fundamentally alter the basis of accounting and carrying value of deferred acquisition costs (as set out in note H2 to the financial statements) and the reported level of unallocated surplus of with-profits funds (as set out in note H12 to the financial statements) from January 1, 2005.

        Under UK GAAP, the fund for future appropriations ("FFA") represents the excess of assets over policyholder liabilities for the Group's with-profit funds. Under IFRS the FFA is termed unallocated surplus and the Group has opted to account for it wholly as a liability with no allocation to equity. This treatment reflects the fact that shareholders' participation in the cost of bonuses arises only on distribution. As a consequence of this accounting treatment, shareholder profits on with-profits business continue to reflect the one-ninth cost of declared bonus previously applied under UK GAAP.

        For Jackson, applying the MSB as applicable to overseas operations, the assets and liabilities of insurance contracts are accounted for under insurance accounting prescribed by US GAAP. For Asian operations the local GAAP is applied with adjustments, where necessary, to comply with UK GAAP. For Asian operations in countries where local GAAP is not well established and in which the business written is primarily non-participating business, US GAAP is used as the most appropriate proxy to local GAAP.

        The usage of these bases of accounting has varying effects on the way in which product options and guarantees are measured. For UK regulated with-profits funds, for the 2006 and 2005 results, options and guarantees are valued on a market consistent basis. The basis is described in note D2(d)(ii). For other operations a market consistent basis is not applied under the accounting basis described in note A4. Details of the guarantees, basis of setting assumptions, and sensitivity to altered assumptions are described in notes D3 and D4 to the financial statements.

Valuation and accounting presentation of fair value movements of derivatives and debt securities of Jackson

        Under IAS 39, derivatives are required to be carried at fair value. Unless hedge accounting is applied, value movements on derivatives are recognized in the income statement.

        For derivative instruments of Jackson, the Group has considered at length whether it is appropriate to undertake the necessary operational changes to qualify for hedge accounting so as to achieve matching of value movements in hedging instruments and hedged items in the performance statements. In reaching the decision a number of factors were particularly relevant. These were:

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

  •
  the difficulties in applying the macro hedge provisions under IAS 39 (which are more suited to banking arrangements) to Jackson's derivative book;

  •
  the complexity of asset and liability matching of US life insurers such as those with Jackson's product range; and finally

  •
  whether it is possible or desirable, without an unacceptable level of costs and restraint on commercial activity, to achieve the accounting hedge effectiveness required under IAS 39.

        In this regard, the issues surrounding the IAS 39 application are very similar to those considered by other US life insurers when the US financial reporting standard FAS 133 was first applied for US GAAP reporting. Taking account of these considerations the Group has decided that, except for certain minor categories of derivatives, it is not appropriate to seek to achieve hedge accounting under IAS 39 by completely reconfiguring the structure of Jackson's derivative book. As a result of this decision, the total income statement results are more volatile as the movements in the value of Jackson's derivatives are reflected within it.

        Under IAS 39, unless carried at amortized cost (subject to impairment provisions where appropriate) under the held-to-maturity category, debt securities are also carried at fair value. The Group has chosen not to classify any financial assets as held-to-maturity. Debt securities of Jackson are designated as available-for-sale with value movements being recorded as movements within shareholders' equity.

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

        For 2006, 2005 and 2004, adjustments to the long-term business provision for the PAC with-profits fund would normally reflect changes that have also been reflected in the annual regulatory returns submitted to the FSA. Except to the extent of any second order effects on other elements of the regulatory returns, such changes can be expected to have a consequent effect on the excess of assets over liabilities of the fund for the purposes of solvency calculations, and the related free asset ratio which is an indicator of the overall financial strength of the fund. Similar principles apply to the Group's Asian with-profits business.

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

Overview of Consolidated Results

Introduction

        Prudential has built strong positions in the United Kingdom, the United States and Asia, three of the largest and most attractive markets in the world where Prudential believes rising wealth and changing demographics are fueling demands for life insurance and other long-term savings and protection products.

        Prudential's strategy is centered on optimizing Prudential's competitive advantages in life insurance, becoming a leading provider of financial services for the retirement market, and on the further development of the asset management businesses. Prudential's focus is on value not volume, growing sales in areas that deliver the most profitable returns.

        The following table shows Prudential's IFRS consolidated total profit for the periods indicated.

	Year Ended December 31,
	2006	2005	2004
	£m	£m	£m
Total revenue, net of reinsurance	35,945	41,125	33,904
Total charges	(33,874)	(38,980)	(32,343)

Profit before tax*	2,071	2,145	1,561
Tax attributable to policyholders' returns	(849)	(1,147)	(711)

Profit before tax attributable to shareholders	1,222	998	850
Tax expense	(1,196)	(1,388)	(951)
Less: tax attributable to policyholders' returns	849	1,147	711
Tax attributable to shareholders' profits	(347)	(241)	(240)

Profit from continuing operations after tax	875	757	610
Discontinuing operations (net of tax)	—	3	(94)

Profit for the year	875	760	516

*
Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits.

Basis of preparation of overview

        In Prudential's interim and annual financial statements that appear in Prudential's distributions to UK shareholders and the UK financial market, and in Prudential's preliminary results release and its UK Annual Report, the structure of the operating and financial review has been prepared in accordance with the basis for financial reporting used by Prudential's management. Prudential's management analyze IFRS profit before shareholder tax between management's chosen performance measure of operating profit based on longer-term investment returns and other items.

        In preparing this Form 20-F, it has been necessary for the structure of the overview of the consolidated results to be reconfigured to meet US reporting requirements.

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

        Accordingly, Prudential has chosen to explain its consolidated results by reference to profits for the year, reflecting profit after tax for continuing and discontinued operations. In explaining movements in profit for the year reference is made to trends in profit before shareholder tax and the shareholder tax charge.

Profit for the year

        Profit for 2006 was £875 million compared with £760 million in 2005. This £115 million increase reflects an increase in the profit from continuing operations after tax of £118 million from £757 million to £875 million offset by a decrease of £3 million in the net of tax result for discontinued operations from a profit of £3 million in 2005 to £nil reported in 2006.

        The increase in profit from continuing operations after tax reflects an increase in profits before tax attributable to shareholders of £224 million, from £998 million in 2005 to £1,222 million in 2006, offset by a £106 million increase in the tax charge attributable to shareholders, which grew from £241 million in 2005 to £347 million in 2006

        The increase in profit before tax attributable to shareholders in 2006 reflects a £217 million positive movement from the prior year in actuarial and other gains and losses on defined pension schemes, from a loss of £50 million in 2005 to a gain of £167 million in 2006 and no goodwill impairment charge in 2006 compared to a charge of £120 million in 2005. These were partially offset by decreased underlying profits of £64 million, from £893 million in 2006 compared to £957 million in 2005, and decreased short-term value gains on financial instruments credited to income, down £49 million from £211 million in 2005 to £162 million in 2006.

        Profit from continuing operations after tax in 2006 was £875 million compared with £757 million in 2005, with the shareholder tax charge increasing to £347 million in 2006 from £241 million in 2005. The effective tax rate in 2006 was 28 per cent compared with 24 per cent in 2005. The effective tax rate in 2006 was close to the expected tax rate of 31 per cent (which reflects the geographic split of profits). The effective tax rate in 2005 was unusually low due to a number of factors, including favorable settlements reached with the revenue authorities and being able to take credit for Egg's losses in France.

        Profit for 2005 was £760 million compared with £516 million in 2004. This £244 million increase reflected an increase in the profit from continuing operations after tax of £147 million from £610 million to £757 million and an increase of £97 million in the net of tax result for discontinued operations from a charge of £94 million to a profit of £3 million.

        The increase in profit from continuing operations after tax in 2005 reflected growth in profits before tax attributable to shareholders of £148 million, which grew from £850 million in 2004 to £998 million in 2005, and a £1 million increase in the tax charge attributable to shareholders, which grew from £240 million in 2004 to £241 million in 2005.

        In 2005, the growth in profit before tax attributable to shareholders primarily reflected growth in underlying profits and a higher level of short-term value movements on financial instruments credited to income. These increases offset a goodwill impairment charge and an increased negative level of actuarial and other gains and losses attaching to the Group's defined benefit pension schemes.

        In comparison to the growth in profits before tax attributable to shareholders, the small increase in the shareholder tax charge in 2005 corresponded to a reduction in the effective tax rate from 28 per cent to 24 per cent. The reduction in the 2005 effective tax rate arose from a number of factors, including settlement of a number of outstanding issues with HM Revenue and Customs ("HMRC") and benefit taken for prior year losses incurred in France following a European Court of Justice decision.

        There were no operations classified as discontinued in 2006. Discontinued operations in 2005 related to the completion of Egg's withdrawal from France and the losses incurred by Funds Direct. The discontinued operations in 2004 related to the profit on sale of Jackson Federal Bank, the profit generated by the sale of a stake in Life Assurance Holding Corporation Limited and losses relating to Egg France.

Analysis by Business Segment and Geographic Region

        The Group's reportable segments are based on the organizational structure used by management for making operating and investment decisions and for assessing performance. The Group's business segments are long-term business, banking, and broker dealer and fund management, whilst its geographical segments comprise the territories in which the Group conducts business, which are the United Kingdom, the United States and Asia.

        The following table shows Prudential's IFRS consolidated total profit for the periods indicated divided by business segment and geographic region. The accounting policies applied to the segments below are the same as those used in the Group's consolidated accounts and are described in Note A4 to the consolidated financial statements. The Group had taken advantage of the exemption within IFRS that allows comparative information presented in the first year of adoption of IFRS not to comply with standards IAS 32, IAS 39 and IFRS 4. Accordingly, reported profit for the year in 2004 does not reflect the impact of these standards. For further information on the impact of adopting these standards see Note A5 to the consolidated financial statements.

        Total profit for the year reflecting profit after tax for continued and discontinued operations:

2006	UK	US	Asia	Total
	£m	£m	£m	£m
Long-term	317	301	227	845
Banking	(106)	—	—	(106)
Broker-dealer and fund management	166	22	37	225
Unallocated corporate	(89)	—	—	(89)

Total profit for the year	288	323	264	875

2005	UK	US	Asia	Total
	£m	£m	£m	£m
Long-term	288	350	148	786
Banking	48	—	—	48
Broker-dealer and fund management	99	5	0	104
Unallocated corporate	(178)	—	—	(178)

Total profit for the year	257	355	148	760

2004	UK	US	Asia	Total
	£m	£m	£m	£m
Long-term	247	235	103	585
Banking	(95)	33	—	(62)
Broker-dealer and fund management	94	(8)	14	100
Unallocated corporate	(107)	—	—	(107)

Total profit for the year	139	260	117	516

Profit from Long-term business operations

        Total profit from long-term business in 2006 was £845 million compared to £786 million in 2005. There were no profits or losses from discontinued operations from long term business.

        The growth in 2006 of profits from continuing operations after tax was supported by a 3 per cent increase in profit before shareholder tax from £1,152 million in 2005 to £1,186 million in 2006, with the result enhanced by a decrease in the shareholder tax charge from £366 million in 2005 to £341 million in 2006.

        The growth in profit before tax attributable to shareholders of £34 million compared to 2005 primarily reflects an increase in underlying profits offset by a lower level of short-term value increases on financial instruments.

        The effective shareholder tax rate on profits from continuing long-term business operations decreased from 32 per cent in 2005 to 29 per cent in 2006 resulting from minor variations on the rates applicable to UK and Asian businesses.

        Total profit from long-term business in 2005 was £786 million compared to £585 million in 2004.

        Profit from long-term business operations increased from £585 million in 2004 to £786 million in 2005 and there was a non-recurrence of a £4 million contribution (net of tax) for discontinued operations in 2004.

        The growth in 2005 of profits from continuing operations after tax was supported by a 38 per cent increase in profit before shareholder tax from £832 million in 2004 to £1,152 million in 2005 partially offset by an increase in the shareholder tax charge from £251 million in 2004 to £366 million in 2005.

        The growth in profit before tax attributable to shareholders of £320 million in 2005 compared to 2004 primarily reflects an increase in underlying profits and a higher level of short-term value increases on financial instruments. The growth in profit before tax in 2005 also reflects short-term value increases of £122 million on derivatives held by Jackson, which are used for economic hedging purposes. Prior to the adoption of IAS 39 at January 1, 2005, these derivatives were carried at amortized cost and, as a result, the 2004 income does not include any attributable value movement.

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

The "SAIF" and "PAL" funds

        Prudential's with-profits fund also includes the SAIF and the wholly-owned subsidiary, PAL. All assets of the SAIF business are solely attributable to former policyholders of Scottish Amicable Life Assurance Society (predating the acquisition of Scottish Amicable by Prudential in October 1997). The SAIF with-profits fund is discussed in more detail under Item 4, "Information on the Company—Business of Prudential—UK Business—Shareholders' Interests in Prudential's Long-term Insurance Business—The SAIF Sub-fund and Accounts". Since PAL is a wholly owned subsidiary of the with-profits fund, profits from this business affect shareholders' profits only to the extent that they affect the annual with-profits bonus declaration and resultant transfer to shareholders.

Comparison of total profit arising from UK long-term business

        Profit from UK long-term business increased from £288 million in 2005 to £317 million in 2006. The increase of £29 million reflects a rise in profits from continuing operations. There were no discontinued operations for UK long-term business in 2006 and 2005.

        The growth in profits from continuing operations after tax reflects an increase in profit before shareholder tax from £416 million in 2005 to £426 million in 2006 and a decrease in the shareholder tax charge from £128 million in 2005 to £109 million in 2006.

        The growth in profit before tax attributable to shareholders of £10 million primarily reflects growth in underlying profits, which was partially offset by a decrease in short-term value gains on financial instruments in 2006.

        The effective shareholder tax rate on profits from continuing UK long-term business operations decreased from 31 per cent in 2005 to 26 per cent in 2006. This partially related to a tax credit arising from relief for excess expenses in respect of the shareholder-backed protection business.

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

        The growth in profits from continuing operations after tax in 2005 reflects an increase in profit before shareholder tax from £334 million in 2004 to £416 million in 2005 and an increase in the shareholder tax charge from £91 million in 2004 to £128 million in 2005.

        The growth in profit before tax attributable to shareholders of £82 million in 2005 primarily reflects growth in underlying profits. This growth was partially offset by a £20 million charge in 2005 (2004: £nil) for the effect of strengthening actuarial provisions for increases in ongoing contributions for future service of active scheme members of the Prudential Staff Pension Scheme.

        The effective shareholder tax rate on profits from continuing UK long-term business operations increased from 27 per cent in 2004 to 31 per cent in 2005.

United States

Basis of profits

        The profit on Jackson's business predominantly arises from spread income from interest-sensitive products, such as fixed annuities, institutional products and fee income on variable annuities. Except for institutional products and certain term annuities which are classified as investment products under IAS 39, for the purposes of IFRS reporting, deposits into these products are recorded as premiums, withdrawals and surrenders and are included in benefits and claims and the resulting net movement is recorded under other reserve movements within benefits and claims. Benefits and claims also include interest credited to policyholders in respect of deposit products less fees charged on these policies. While the presentation of these items differs between IFRS and US GAAP, there is no net impact on total profits.

Comparison of total profit arising from US long-term business

        Profit from US long-term business decreased from £350 million in 2005 to £301 million in 2006. This decrease of £49 million reflects a decrease in profit before shareholder tax from £526 million in 2005 to £451 million in 2006 offset by a decrease in the shareholder tax charge from £176 million to £150 million over the same period.

        The £75 million decrease in 2006 of profit before tax attributable to shareholders mainly reflects growth in underlying profits (as described in the additional analysis of consolidated results reflecting the basis used by management and reported externally to UK shareholders and the UK financial market) more than offset by a significant decrease in the accounting value of short-term value movements in financial instruments reflected in the IFRS income statement.

        Profit from US long-term business increased from £235 million in 2004 to £350 million in 2005. This increase of £115 million reflected a rise in profit before shareholder tax from £357 million in 2004 to £526 million in 2005 and an increase in the shareholder tax charge from £122 million to £176 million over the same period.

        The £169 million growth in 2005 of profit before tax attributable to shareholders mainly reflected growth in underlying profits (as described in the additional analysis of consolidated results reflecting the basis used by management and reported externally to UK shareholders and the UK financial market) and a significant increase in the accounting value of short-term value movements in financial instruments reflected in the IFRS income statement. £122 million of the increase is attributable to an increase in the value of derivatives used by Jackson for economic hedging purposes. Prior to the adoption of IAS 39 at January 1, 2005, these derivatives were carried at amortized cost and therefore these increases were not reflected in the 2004 income statement.

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

Comparison of total profit arising from Asian long-term business

        Profit from Asian long-term business increased from £148 million in 2005 to £227 million in 2006. This £79 million increase largely reflects a rise in profit before shareholder tax from £210 million to £309 million and an increase in the shareholder tax charge from £62 million to £82 million during the same period.

        The £99 million increase in profit before tax attributable to shareholders in 2006 arose primarily from an increase in short-term value gains on financial instruments included in the income statement.

        The effective shareholder tax rate decreased from 30 per cent in 2005 to 27 per cent in 2006.

        Profit from Asian long-term business increased from £103 million in 2004 to £148 million in 2005. This £45 million increase largely reflected a rise in profit before shareholder tax from £141 million to £210 million and an increase in the shareholder tax charge from £38 million to £62 million during the same period.

        £30 million of the growth in profit before tax attributable to shareholders in 2005 arose from various non-recurring items.

        The effective shareholder tax rate increased from 27 per cent in 2004 to 30 per cent in 2005.

        A goodwill impairment charge of £120 million was incurred in 2005 in respect of the Group's Japanese life business. This charge is reflected in the explanation of profit and losses for unallocated corporate activity.

Profit from banking operations

Basis of profits

        The Group's banking operations solely comprise of Egg in the United Kingdom, which is a financial services company primarily offering unsecured personal loans, credit cards, mortgages and savings accounts. The basis of profits is the margin between interest income and expense and fee and commission income.

Comparison of total profit arising from banking operations

        In 2006, loss for the year was £106 million compared with a profit of £48 million in 2005. The £154 million decrease all relates to UK banking.

        The banking business' £154 million decrease largely reflects a decrease in the contribution from continuing operations from £45 million profit in 2005 to £106 million loss in 2006. In 2005, there was a £3 million profit on discontinued operations that related to the closure of the Egg France operation and the discontinuation of Egg's Funds Direct operation. In 2006, there were no discontinued operations.

        The £151 million decrease in profit from continuing operations mainly reflects a decrease of £194 million in profit before shareholder tax from £44 million profit in 2005 to £150 million loss in 2006, offset by an increase in the tax credit of £43 million mainly arising from the benefit of previously unused tax losses.

        In 2005, profit for the year was £48 million compared with a loss of £62 million in 2004. The £110 million increase reflected a £143 million rise in the profit for UK banking from a loss of £95 million in 2004 to a profit of £48 million in 2005, and the non-recurrence of a £33 million profit resulting from the discontinued Jackson Federal Bank business, which was disposed of in 2004.

        In 2005, the banking business £143 million growth largely reflected an increase in the contribution from continuing operations from £36 million in 2004 to £45 million in 2005 and an increase of £134 million in the result from discontinued operations, which increased from a loss of £131 million in 2004 to a profit of £3 million in 2005.

        The £9 million increase in profit from continuing operations in 2005 mainly reflects a decrease of £17 million in profit before shareholder tax from £61 million in 2004 to £44 million in 2005, offset by a reduction in the tax charge of £26 million mainly arising from the benefit of previously unused tax losses.

Profit from broker-dealer and fund management

        In 2006 total profit from broker-dealer and fund management increased by £121 million from £104 million in 2005 to £225 million in 2006. This increase primarily results from an improvement in profit earned from M&G's UK and European operations, from £99 million in 2005 to £166 million in 2006, the improvement in profits from the Group's Asian operations from £nil in 2005 to a profit of £37 million in 2006 and an increase in the Group's US operations' profit from £5 million in 2005 to £22 million in 2006.

        The increase of £121 million in total profit reflects an increase of £129 million in profit before shareholder tax from £154 million in 2005 to £283 million in 2006 and an increase in the tax charge of £8 million from £50 million in 2005 to £58 million in 2006.

        The increase in profit before shareholder tax reflects growth in underlying profits, as explained in the additional analysis of consolidated results reflecting the basis used by management and reported externally to UK shareholders and the financial market, short-term value increases of certain financial instruments, and an increase in actuarial gains attributable to the M&G defined benefit pension scheme.

        In 2005 total profit from broker-dealer and fund management increased by £4 million from £100 million in 2004 to £104 million in 2005. This increase resulted primarily from an improvement in profit earned from M&G's UK and European operations, from £94 million in 2004 to £99 million in 2005, and the improvement in profits from the US operations from a loss of £8 million in 2004 to a profit of £5 million in 2005. These profit gains offset a reduction in the Group's Asian operations from a profit of £14 million in 2004 to £nil in 2005.

        The increase of £4 million in total profit in 2005 largely reflected an increase of £5 million in profit before shareholder tax from £149 million in 2004 to £154 million in 2005 and an increase in the tax charge of £1 million from £49 million in 2004 to £50 million in 2005.

        In 2005, the increase in profit before shareholder tax reflects growth in underlying profits, as explained in the additional analysis of consolidated results reflecting the basis used by management and reported externally to UK shareholders and the financial market, which was offset by adverse changes in the short-term value increases of certain financial instruments, a reduction in the result attributable to minorities of US funds consolidated under IFRS, and actuarial losses attributable to the M&G defined benefit pension scheme.

Unallocated corporate

        Total net of tax charges for unallocated corporate activity decreased by £89 million from £178 million in 2005 to £89 million in 2006. The change primarily reflects a £255 million decrease in pre-tax expenditure from £352 million in 2005 to £97 million in 2006 offset by an decrease of £166 million in the tax credit, from £174 million in 2006 to £8 million in 2005.

        The decrease in pre-tax expenditure primarily reflects an increase in the level of underlying expenditure offset by an increase in the short-term value gains and technical adjustments for consolidated investment funds, an increase in shareholder actuarial gains on defined benefit schemes and there was no goodwill impairment charge for 2006. In 2005 there was a goodwill impairment charge of £120 million in respect of the Japanese life insurance business.

        The decrease in the tax credit largely reflects that in 2005 there were a number of one-off events as described further below.

        In 2005, total net of tax charges for unallocated corporate activity increased by £71 million from £107 million in 2004 to £178 million in 2005. The change primarily reflected a £160 million increase in pre-tax expenditure from £192 million in 2004 to £352 million in 2005 offset by an increase of £89 million in the tax credit, from £85 million in 2004 to £174 million in 2005.

        In 2005, the increase in pre-tax expenditure primarily reflected a consistent level of underlying expenditure, a goodwill impairment charge of £120 million in 2005 on the Japanese life insurance business, a decrease in the short-term value changes and technical adjustments for consolidated investment funds.

        The increase in the tax credit in 2005 largely reflected the settlement of outstanding issues with HMRC at amounts below those previously provided, the tax credit arising from relief for excess expenses in respect of the shareholder backed protection business and adjustments for prior years resulting from routine revisions of tax returns.

Business Segment and Geographical Analysis by Nature of Revenue and Charges

        The following table shows Prudential's consolidated total revenue and consolidated total charges for the following periods.

	Year Ended December 31,
	2006	2005	2004
	(In £ Millions)
Earned premiums, net of reinsurance	15,986	15,028	16,152
Investment income	17,904	24,013	15,750
Other income	2,055	2,084	2,002

Total revenue, net of reinsurance	35,945	41,125	33,904

Benefits and claims and movement in unallocated surplus of with-profits funds	(28,421)	(33,100)	(26,593)
Acquisition costs and other operating expenditure	(5,243)	(5,552)	(5,563)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(210)	(208)	(187)
Goodwill impairment charge	—	(120)	—

Total charges	(33,874)	(38,980)	(32,343)

Profit before tax*	2,071	2,145	1,561
Tax attributable to policyholders' returns	(849)	(1,147)	(711)

Profit before tax attributable to shareholders	1,222	998	850
Tax attributable to shareholders' profits	(347)	(241)	(240)

Profit from continuing operations after tax	875	757	610
Discontinued operations (net of tax)	—	3	(94)

Total profit	875	760	516

*
Profits before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits.

Earned premiums

	Year Ended December 31,
	2006	2005	2004
	(In £ Millions)
Long-term business:
UK Operations	6,971	7,800	9,096
US Operations	5,323	4,270	4,647
Asian Operations	3,692	2,958	2,409

Total	15,986	15,028	16,152

        Earned premiums, net of reinsurance, for long-term business totaled £15,986 million in 2006 compared to £15,028 million in 2005. The increase in earned premiums compared with 2005 was contributed largely from the growth in earned premiums in the US and Asian operations partly offset by a decrease in the UK operations.

        Earned premiums, net of reinsurance, for long-term business totaled £15,028 million in 2005 compared to £16,152 million in 2004.The main reason for the reduction in earned premiums in 2005 was the adoption of IAS 39 and IFRS 4 from January 1, 2005. For 2004, the income statement includes premiums on all contracts that were then classified under previous GAAP as insurance, including deposit style 'investment contracts' where the insurance risk in the contracts is insignificant. For 2005, the recognition basis in the income statement remains the same except for investment contracts, as defined under IFRS 4, which do not contain discretionary participation features, where the accounting reflects the deposit nature of the arrangement. In 2004, the earned premiums for the UK, US and Asia included approximately £1,381 million, £873 million and £5 million, respectively, of premiums for investments contracts.

a)    United Kingdom

        Earned premiums decreased by 10.6 per cent from £7,800 million in 2005 to £6,971 million in 2006.

        Prudential UK delivered a strong retail performance in 2006 primarily driven by strong individual annuity volumes together with increased sales of with-profits bonds and offshore bonds. The decrease in the earned premiums in 2006 in spite of the underlying growth in the UK retail business largely reflects decreased sales in the wholesale market, bulks and back book business as Prudential UK undertook a selective participation strategy to ensure margins and profitability were maintained in a period when the market experienced increased competition.

b)    United States

        Earned premiums increased by 24.7 per cent from £4,270 million in 2005 to £5,323 million in 2006. This increase is driven by strong growth in Jackson's variable annuity business in 2006. Jackson delivered record variable annuity sales in 2006. This reflects its distinct competitive advantages of an innovative product offering, an efficient and flexible technology platform, a relationship-driven distribution model and award-winning service.

        The growth in sales of variable annuities in 2006 was partially offset by lower sales of fixed annuities and fixed index annuities. Entry spreads for fixed annuities continued to be challenging during 2006, which limited the attractiveness of the market to Jackson, whilst fixed index annuity sales continued to be affected by the uncertain regulatory environment in the United States.

        Earned premiums from insurance contracts increased by 13.1 per cent in 2005 from £3,774 million in 2004 to £4,270 million in 2005, after adjusting for the effects of IAS 39 and IFRS 4.

        The increase in 2005 was predominantly due to growth in variable annuity and fixed index annuity sales. Prudential believes that Jackson's strong sales of variable annuities reflect its differentiated product structure, distribution proposition and service offering.

        Stronger fixed index annuity sales in 2005 reflected customers' increasing preference for products with the potential for higher returns linked to equity index performance. Jackson believes it has benefited from its approach to educating broker-dealers about a complex product, while at the same time offering lower commissions and passing the benefit to the end consumer.

        The growth in sales of variable annuity and fixed index annuity products in 2005 was partially offset by lower sales of fixed annuities. This primarily reflected the continued low interest rate environment and the relatively flat interest yield curve in the United States.

c)    Asia

        Earned premiums increased by 24 per cent to £3,692 million in 2006 compared to £2,958 million in 2005. Prudential believes Asia remains a very attractive region for growth opportunities due to its high level of economic activity translating into higher levels of personal wealth, greater disposable incomes and a growing appetite for good quality protection and savings products. Within this environment, Prudential believes ageing demographics are also beginning to drive increased household savings rates and an emerging need for retirement solutions. Prudential's product strategy has been a key driver to its success. From the outset, the focus has been on predominantly regular premium products designed and targeted to meet customer needs. Prudential believes it has led product innovation in a number of markets, often working closely with the regulators.

        Prudential believes 2006 was a very successful year for the agency distribution channel, which remains the major channel in Asia. The agent numbers at the end of 2006 increased by 114,000 in India, 11,000 in Indonesia and 5,000 in China compared to 2005. Distribution from non-agency channels also grew strongly in 2006. Strong growth from bank distribution included record new business volumes from SCB in Hong Kong, an increasing proportion of new business from ICICI Bank in India and encouraging growth from Maybank and Singpost in Singapore.

        After adjusting for the effects of IAS 39 and IFRS 4, earned premiums in 2004 and 2005 were £2,404 million and £2,958 million, respectively, an increase of 23 per cent in 2005.

        While the majority of these earned premiums in 2005 related to sales made through Asia's tied agency distribution channel, Prudential believed that there was potential to expand alternate channels, particularly banks and direct marketing. Growth in earned premiums in 2005 was most significant in Singapore, Korea and India with increases of £127 million, £76 million and £59 million, respectively.

        Singapore's operations grew largely as a result of the broadening of its unit linked range and also increased bank distribution. In contrast, growth in sales in Korea was mainly due to the increased success in the tied financial advisor and general agency channels and the continued appeal of its universal life product. In addition, Prudential's Indian life insurance joint venture, ICICI-Prudential Life, supported its growth in 2005 primarily through ongoing expansion. The Indian business in 2005 had 74 branches and had grown agent numbers by 36 per cent during 2005 to 70,000.

Investment income

	Year Ended December 31,
	2006	2005	2004
	£m	£m	£m
Long-term business:
UK Operations	13,248	20,852	13,541
US Operations	2,937	2,391	1,474
Asian Operations	1,719	770	735

Total	17,904	24,013	15,750

        Investment income consists of interest income, dividends and realized and unrealized gains and losses on investments designated as fair value through profit and loss. As allowed by IFRS, the Group adopted IAS 39 on January 1, 2005.

a)    United Kingdom

        In the United Kingdom, investment income decreased from £20,852 million in 2005 to £13,248 million in 2006. This decrease is due to between a reduction of £10,022 million in net unrealized gains on 2005 which is offset partially by an increase of £1,403 million in interest and dividends and an increase of £1,015 million in net realized gains.

        The investment income for UK operations primarily represents the return on the assets supporting the PAC long-term fund. The PAC with-profits sub-fund delivered a pre-tax return of 12.4 per cent in

2006 compared with a pre-tax return of 20 per cent in 2005. Over the last five years the fund has achieved a total return of 63.8 per cent against 41.1 per cent for the FTSE 100 total return and 50.2 per cent for the FTSE All-Share (Total Return) index (figures are to December 31, 2006, before tax and charges). As part of its asset allocation process, Prudential continuously evaluates prospects for different markets and asset classes. During 2006, Prudential decreased its exposure to equities while increasing its exposure to corporate bonds and alternative assets, reflecting Prudential UK's view that increased diversification in the assets of the with-profits sub-fund was appropriate

        Investment income increased from £13,541 million in 2004 to £20,852 million in 2005. The main reason for this increase in investment income was the appreciation of UK share and bond prices during 2005. This resulted in an increase in investment income of approximately £6 billion. The effect of adopting IAS 39 in 2005 was to increase reported investment income by £192 million.

b)    United States

        In the United States, investment income increased from £2,391 million in 2005 to £2,937 million in 2006. The increase in investment income in 2006 is mainly due to an increase of £697 million in income received such as dividends and interest offset partially by a decrease of £182 million in realized gains. Overall, the investment yields increased from 6.3 per cent in 2005 to 8.1 per cent in 2006.

        Investment income increased from £1,474 million in 2004 to £2,391 million in 2005. The effect of adopting IAS 39 was to increase investment income by £578 million. The remaining increase in investment income was due to an increase of £171 million in income received such as dividends and interest and realized gains by £152 million reflecting an increase in investment yields from 5.6 per cent in 2004 to 6.3 per cent in 2005.

c)    Asia

        In Asia, investment income increased from £770 million in 2005 to £1,719 million in 2006. This increase is mainly driven by an increase in net unrealized gains on investments.

        Investment income increased from £735 million in 2004 to £770 million in 2005. The main reason for the movement was an increase in external investment income by £39 million. The adoption of IAS 39 did not have any material effect in Asia.

Benefits and claims and movement in unallocated surplus of with-profits funds

	Year Ended December 31,
	2006	2005	2004
	(In £ Millions)
Long-term business:
United Kingdom	(17,030)	(24,782)	(18,832)
United States	(7,291)	(5,591)	(5,339)
Asia	(4,100)	(2,727)	(2,422)

Total	(28,421)	(33,100)	(26,593)

        Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders and deaths plus the change in technical provisions (which primarily represents the movement in amounts owed to policyholders). Movement in unallocated surplus of with-profits funds represents the transfer to (from) the unallocated surplus each year through a charge (credit) to the income statement of the annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders.

        Total benefits and claims decreased by £4,679 million in 2006 to £28,421 million compared to £33,100 million in 2005. Total benefits and claims increased by £6,507 million in 2005 to £33,100 million, compared to £26,593 million in 2004. These movements principally reflect the movement in policyholder liabilities as a result of the decrease or increase in investment income discussed above, which has been passed on to the policyholders in the form of bonus declaration for with-profits products or through the corresponding decrease or increase in policyholder liabilities for unit-linked and similar products, or transfer to unallocated surplus.

a)    United Kingdom

        Overall benefits, claims and the transfer to unallocated surplus decreased from £24,782 million in 2005 to £17,030 million in 2006. Overall benefits, claims and the transfer to unallocated surplus increased from £18,832 million in 2004 to £24,782 million in 2005. There are two principal reasons for these movements in 2006 and 2005, both of which relate to the accounting treatment of investment returns for allocated assets backing liabilities and unallocated surplus of with-profits funds.

        For unit-linked, variable annuity and other policies which are classified as insurance contracts under IFRS 4 where there is a direct relationship between policyholder benefits and asset returns on attaching pools of assets, the charge for benefits and claims reflects investment return credited to policyholder balances. With decreased market returns in 2006 compared to 2005 and increased market returns in 2005 compared to 2004 there is a natural decrease and increase in 2006 and 2005 respectively in the charge. This feature also applies in a similar manner for closely matched UK annuity business, where the calculation of liabilities reflects period-end yields.

        The second reason relates to the basis of accounting for with-profits funds. The charge to the income statement for these funds reflects:

        a)     Liabilities for contract benefits either include bonuses declared to date (as applied in 2004 for all with-profits business and in 2006 and 2005 for the Singapore and Malaysia with-profits funds) or "asset share" attribution (as applied in 2006 and 2005 for UK regulated with-profits funds on the application of FRS 27 as part of the adoption of IFRS 4 as explained in note D2 of the financial statements), and

        b)    The movement in the excess of assets over policyholder liabilities is charged to the income statement as a movement on the liability for unallocated surplus.

        The combined effect of these two items is that there is a close correlation between the level of increase in the values of assets of the funds and the level of combined charge for benefits and movement on unallocated surplus. With market returns of 12.4 per cent on the Prudential Assurance long-term fund in 2006 compared to 20 per cent for 2005, there is an attendant decrease in the change to the income statement. Conversely, with market returns of 20 per cent on the Prudential Assurance long-term fund in 2005 compared to 13.4 per cent for 2004, there was an attendant increase in the charge to the income statement in 2005.

        The annual movements in benefits and claims also include changes in the pension mis-selling provision, which increased in 2006 after decreasing in 2005 and 2004. For a detailed analysis of this provision, see Item 4, "Information on the Company—Business of Prudential—UK Business—Shareholders' Interests in Prudential's Long-term Insurance Business—Pension Mis-selling". With the consent of the UK regulator, the total cost of pension mis-selling is included within the transfer to the unallocated surplus of the Prudential Assurance long-term with-profits fund. Payments related to pension mis-selling will be met from the surplus assets in the Prudential Assurance long-term with-profits fund and not from amounts intended to fund existing and future bonuses.

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

b)    United States

        In 2006, the accounting charge for benefits and claims increased by 30.4 per cent to £7,291 million compared to 2005. In 2005, the accounting charge for benefits and claims increased by 4.7 per cent to £5,591 million compared to 2004.

        The change in 2006 and 2005 reflects underlying movements in claims, benefits and maturities for contracts classified as insurance products under IFRS 4. The charge for 2004 includes maturities and other changes for institutional business and certain term certain annuities.

c)    Asia

        In 2006, benefits and claims totaled £4,100 million, up 50.3 per cent on £2,727 million in 2005, reflecting primarily an increase in policyholder benefits of 19 per cent from £938 million in 2005 to £1,117 million in 2006 and an increase in the movement in policyholder liabilities and unallocated surplus of with-profit funds of 67 per cent from £1,780 million in 2005 to £2,974 million in 2006.

        In 2005, benefits and claims totaled £2,727 million, up 12.6 per cent on £2,422 million in 2004, reflecting primarily an increase in policyholder benefits of 30 per cent from £719 million to £938 million. The adoption of IFRS 4, IAS 39 and FRS 27 did not have material effects on the change in the accounting charges for benefits and claims for the Group's Asian operations.

Acquisition costs and other operating expenditure

	Year Ended December 31,
	2006	2005	2004
	£m	£m	£m
Long-term business:
United Kingdom	(3,493)	(4,018)	(4,282)
United States	(800)	(767)	(650)
Asia	(950)	(767)	(631)

Total	(5,243)	(5,552)	(5,563)

        Total acquisition costs and other operating expenditure of £5,243 million in 2006 was 5.6 per cent lower than the £5,552 million incurred in 2005. Total acquisition costs and other operating expenditure of £5,552 million in 2005 was 0.2 per cent lower than the £5,563 million incurred in 2004.

a)    United Kingdom

        Total UK acquisition costs and other operating expenses in 2006 were £3,493 million, compared to £4,018 million in 2005. The decrease of £525 million in 2006 mainly relates to a decrease in operating expenses from £2,404 million to £2,185 million and a lower amortization of DAC from £738 million in 2005 to £619 million in 2006.

        Total UK acquisition costs and other operating expenses in 2005 were £4,018 million, compared to £4,282 million in 2004. The decrease of £264 million in 2005 mainly relates to a decrease in operating expenses from £2,793 million to £2,404 million.

b)    United States

        Acquisition costs and other operating expenses of £800 million in 2006 were 4.3 per cent higher than expenses in 2005 of £767 million. The increase primarily reflects higher US interest rates resulting in an increase in interest payable from £147 million in 2005 to £269 million in 2006 offset partially by lower amortization of DAC from £276 million in 2005 to £203 million in 2006.

        Acquisition costs and other operating expenses of £767 million in 2005 were 18 per cent higher than expenses in 2004 of £650 million. The increase in expenses primarily reflects higher amortization of DAC by £55 million from £221 million in 2004 to £276 million in 2005.

c)    Asia

        Total Asian acquisition costs and other operating expenses in 2006 were £950 million, an increase of £183 million compared to £767 million in 2005. This increase reflects an increase in DAC amortization from £431 million in 2005 to £465 million in 2006 and an increase in operating expenses from £401 million in 2005 to £440 million in 2006.

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

Additional analysis of consolidated results reflecting the basis used by management and reported externally to UK shareholders and the UK financial market

        For many years, the assessment of performance by management has been, and continues to be, applied to profit before shareholder tax by analysis of the result between operating profit based on longer-term investment returns and other reconciling items. The focus on profit before shareholder tax, rather than profit before policyholder and shareholder tax, reflects the shareholders' interests in surpluses as they arise and the regulatory basis of ring-fenced long-term funds in the United Kingdom. In particular, taxes borne by policyholders of with-profits contracts are borne by the liability for unallocated surplus of with-profits funds.

        Until the adoption of IFRS, operating profit based on longer-term investment returns was a GAAP measure arising from the specific recommendation of the Statement of Recommended Practice (SORP) for accounting for insurance business issued by the ABI. With the adoption of IFRS, the ABI SORP is no longer authoritative literature for the purposes of determining GAAP measures. Nevertheless, it continues to be the basis applied by the Company for internal performance assessment and a fundamental element of the analysis provided to shareholders and the UK stock market. The analysis that follows reflects information published with the Group's results on March 15, 2007.

Reconciliation of total profit by business segment and geography to underlying performance measure

        A reconciliation of profit before all taxes to profit before tax attributable to shareholders and profit for the year is shown below.

	Year Ended December 31,
	2006	2005	2004
	(In £ Millions)
Profit before tax	2,071	2,145	1,561
Tax attributable to policyholders' returns	(849)	(1,147)	(711)

Profit before tax attributable to shareholders	1,222	998	850
Tax expense	(1,196)	(1,388)	(951)
Less: tax attributable to policyholders' returns	849	1,147	711
Tax attributable to shareholders' profits	(347)	(241)	(240)

Profit from continuing operations after tax	875	757	610
Discontinued operations (net of tax)	—	3	(94)

Profit for the year	875	760	516

        A reconciliation of profit before shareholder tax to operating profit based on longer-term investment returns is provided below:

	Year Ended December 31,
	2006	2005	2004
	(In £ Millions)
Performance measure: operating profit from continuing operations based on long-term investments returns (i)	893	957	708
Goodwill impairment charge (ii)	—	(120)	—
Short-term fluctuations in investment returns on shareholder-backed business (iii)	162	211	149
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes (iv)	167	(50)	(7)

Profit from continuing operations before tax attributable to shareholders	1,222	998	850

Notes:
(i)
Operating profit based on longer-term investment returns

Operating
profit based on longer-term investment returns is a supplemental measure of results. For the purposes of measuring operating profit, investment returns on shareholder financed business are based on expected long-term rates of return. The expected long-term rates of return are intended to reflect historical real rates of return and, where appropriate, current inflation expectations adjusted for consensus economic and investment forecasts. The significant operations that require adjustment for the difference between actual and longer-term investment returns are Jackson and certain businesses of the Group's Asian operations. The amounts included in operating results for long-term capital returns for debt securities comprise two components. These are a risk margin reserve based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortization of interest-related gains and losses for operating results based on long-term results to the date when sold bonds would otherwise have matured.

(ii)
Goodwill impairment charge

The
charge for goodwill impairment in 2005 of £120 million relates to the Japan life insurance business. The charge reflects the slower than expected development of the Japanese life insurance business. There was no impairment charge for goodwill in 2006 and 2005.

(iii)
Short-term fluctuations in investment returns on shareholder-backed business

The
fluctuations arise as follows:

	Year Ended December 31,
	2006	2005	2004
	(In £ Millions)
US operations:
Movements in market value of derivatives (other than equity-based) used for economic hedging purposes (2004 not applicable because of formal adoption of IAS 32, IAS 39 and IFRS 4 on January 1, 2005)	34	122	—
Actual less longer-term investment returns for other items	20	56	61
Asian operations	134	32	37
Other operations (2005: including £6m (2004: £nil) on sale of partial stake in Indian subsidiary)	(26)	1	51

	162	211	149

(iv)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes

	Year Ended December 31,
	2006	2005	2004
	(In £ Millions)
Actuarial gains and losses
Actual less expected return on scheme assets	156	544	115
Experience gains (losses) on liabilities	18	1	(17)
Gains (losses) on changes of assumptions for scheme liabilities (based on long-term inflation of 2.8%)	311	(489)	(141)
	485	56	(43)
Less: amount attributable to the PAC with-profits sub-fund	(318)	(58)	36

Total	167	(2)	(7)
Non-recurrent credit (charge)
Shareholders' share of credit arising from reduction in level of assumed future discretionary increases for the Prudential Staff Pension Scheme (PSPS) for pensions in payment to 2.5%	—	35	—
Losses on re-estimation of shareholders' share of deficits arising from the PSPS (a)	—	(63)	—
Strengthening in actuarial provisions for increase in ongoing contributions for future service of active scheme members (b)	—	(20)	—

	—	(48)	—

Total	167	(50)	(7)

(a)
Up to December 31, 2004, the deficits arising on the PSPS had been assessed as being 80 per cent attributable to the PAC with-profits fund and 20 per cent to shareholder operations. In 2005, following additional analysis this apportionment was altered so that a ratio of 70/30 was applied to the PSPS deficit at December 31, 2005. For 2006, the opening deficit of the PSPS scheme has been allocated in the ratios 70/30 between the with-profits fund and shareholder-backed operations. The ratio has continued to be applied to movements in the financial position that relate to opening assets and liabilities. However, the service charge and contributions for ongoing service are allocated by reference to the cost allocation for current business.

(b)
As a result of the April 2005 scheme valuation and subsequent discussions, the contribution levels for future ongoing service of active members will approximately double. The charge of £20 million in 2005 reflected the actuarial provision for this increase in future expenses for certain insurance contracts.

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

        The following tables reconcile "Operating profit based on longer-term investment returns", the Group's chosen performance measure, to "Profit before shareholder tax attributable to shareholders", the Group's reported performance within the consolidated IFRS income statement by business segment and geography.

	2006
	UK	US	Asia	Total
	(In £ Millions)
Long term business:
Performance measure: operating profit based on longer-term investment returns	469	398	175	1,042
Short-term fluctuations in investment returns	(43)	53	134	144
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	—	—	—	—

Reported performance: profit before tax attributable to shareholders	426	451	309	1,186
Banking:
Performance measure: operating profit based on longer-term investment returns	(157)	—	—	(157)
Short-term fluctuations in investment returns	7	—	—	7
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	—	—	—	—

Reported performance: profit before tax attributable to shareholders	(150)	—	—	(150)
Broker-dealer and fund management:
Performance measure: operating profit based on longer-term investment returns	202	10	49	261
Short-term fluctuations in investment returns	(1)	1	—	—
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	22	—	—	22

Reported performance: profit before tax attributable to shareholders	223	11	49	283
Unallocated corporate:
Performance measure: operating profit based on longer-term investment returns	(253)	—	—	(253)
Short-term fluctuations in investment returns	11	—	—	11
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	145	—	—	145

Reported performance: profit before tax attributable to shareholders	(97)	—	—	(97)
Total:
Performance measure: operating profit based on longer-term investment returns	261	408	224	893
Short-term fluctuations in investment returns	(26)	54	134	162
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	167	—	—	167

Reported performance: profit before tax attributable to shareholders	402	462	358	1,222

	2005
	UK	US	Asia	Total
	(In £ Millions)
Long term business:
Performance measure: operating profit based on longer-term investment returns	400	348	175	923
Goodwill impairment charge	—	—	—	—
Short-term fluctuations in investment returns	36	178	32	246
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	(20)	—	3	(17)

Reported performance: profit before tax attributable to shareholders	416	526	210	1,152
Banking:
Performance measure: operating profit based on longer-term investment returns	44	—	—	44
Goodwill impairment charge	—	—	—	—
Short-term fluctuations in investment returns	—	—	—	—
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	—	—	—	—

Reported performance: profit before tax attributable to shareholders	44	—	—	44
Broker-dealer and fund management:
Performance measure: operating profit based on longer-term investment returns	163	14	12	189
Goodwill impairment charge	—	—	—	—
Short-term fluctuations in investment returns	(1)	—	(8)	(9)
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	(26)	—	—	(26)

Reported performance: profit before tax attributable to shareholders	136	14	4	154
Unallocated corporate:
Performance measure: operating profit based on longer-term investment returns	(199)	—	—	(199)
Goodwill impairment charge	(120)	—	—	(120)
Short-term fluctuations in investment returns	(26)	—	—	(26)
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	(7)	—	—	(7)

Reported performance: profit before tax attributable to shareholders	(352)	—	—	(352)
Total:
Performance measure: operating profit based on longer-term investment returns	408	362	187	957
Goodwill impairment charge	(120)	—	—	(120)
Short-term fluctuations in investment returns	9	178	24	211
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	(53)	—	3	(50)

Reported performance: profit before tax attributable to shareholders	244	540	214	998

	2004
	UK	US	Asia	Total
	(In £ Millions)
Long term business:
Performance measure: operating profit based on longer-term investment returns	305	296	102	703
Goodwill impairment charge	—	—	—	—
Short-term fluctuations in investment returns	29	61	37	127
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	—	—	2	2

Reported performance: profit before tax attributable to shareholders	334	357	141	832
Banking:
Performance measure: operating profit based on longer-term investment returns	61	—	—	61
Goodwill impairment charge	—	—	—	—
Short-term fluctuations in investment returns	—	—	—	—
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	—	—	—	—

Reported performance: profit before tax attributable to shareholders	61	—	—	61
Broker-dealer and fund management:
Performance measure: operating profit based on longer-term investment returns	136	(14)	19	141
Goodwill impairment charge	—	—	—	—
Short-term fluctuations in investment returns	—	9	—	9
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	(1)	—	—	(1)

Reported performance: profit before tax attributable to shareholders	135	(5)	19	149
Unallocated corporate:
Performance measure: operating profit based on longer-term investment returns	(197)	—	—	(197)
Goodwill impairment charge	—	—	—
Short-term fluctuations in investment returns	13	—	—	13
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	(8)	—	—	(8)

Reported performance: profit before tax attributable to shareholders	(192)	—	—	(192)
Total:
Performance measure: operating profit based on longer-term investment returns	305	282	121	708
Goodwill impairment charge	—	—	—	—
Short-term fluctuations in investment returns	42	70	37	149
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	(9)	—	2	(7)

Reported performance: profit before tax attributable to shareholders	338	352	160	850

Group operating profit based on longer-term investment returns

        Group operating profit based on longer-term investment returns from continuing operations in 2006 was £893 million, a reduction of 7 per cent compared to the 2005 operating profit of £957 million. This reduction is mainly caused by the loss of £157 million in 2006 by Egg (2005: £44 million profit). The 2006 operating profit amount includes £50 million of restructuring costs.

        In 2005, Group operating profit based on longer-term investment returns from continuing operations was £957 million compared to £708 million in 2004. The higher profit in 2005 compared to 2004 primarily reflects strong growth in the insurance and fund management businesses.

Long-term operations

        In the United Kingdom, operating profit based on longer-term investment returns increased 17 per cent to £469 million in 2006 compared to 2005. This reflects a 22 per cent increase in profits attributable to the with-profits business, which contributed £368 million reflecting the strong investment performance of the life-fund and its impact on terminal bonuses. In addition, the result benefited from a £46 million positive impact of changes in FSA reserving requirements for protection and unit-linked products. This was due to the FSA's relaxation of reserving requirements under the policy statement that effected the proposal in CP 06/16. The 2006 result includes restructuring costs of £31 million in respect of implementation costs associated with Prudential UK and Egg cost saving initiatives announced in July 2006.

        Operating profit based on longer-term investment returns increased 31 per cent to £400 million in 2005 compared to 2004. This primarily reflected a 9 per cent increase in profits attributable to the with-profits business, a consequence of bonus declarations announced in February 2005 and February 2006, a 44 per cent increase in profits arising from the Group's annuities business, and profits arising from the Phoenix Life and Pensions transaction completed in June 2005.

        In the United States, operating profit based on longer-term investment returns from long-term business was £398 million in 2006, up 13 per cent from £348 million in 2005. The US operations' results are based on US GAAP, adjusted where necessary to comply with IFRS as the Group's basis of presenting operating profit based on longer-term investment returns. In determining the US results, long-term returns for fixed income securities incorporate a risk margin reserve (RMR) charge for long-term defaults and amortization of interest-related realized gains and losses.

        The increase primarily reflects an increase in fee and spread income over 2005. The improved spread income primarily reflects higher net average invested assets. Higher fee income was primarily driven by a 51 per cent increase in separate account assets given the growth in variable annuity sales, and an improvement in the average fees generated from those assets given the increase in election of high margin guaranteed optional benefits. Spread income included a number of items including mortgage prepayment fees, make-whole payments and total return swap income which together represent £33 million of spread in 2006, compared to £44 million in 2005, both net of DAC amortization.

        Operating profit based on longer-term investment returns from long-term business was £348 million in 2005, up 18 per cent from £296 million in 2004.

        In 2005, spread income was £119 million higher than in 2004, and included a number of items including mortgage prepayment fees, make-whole payments and total return swap income which together represented £60 million of spread income. The increase in fee income by Jackson during 2005 was driven by a 42 per cent increase in separate account in assets held at year end, with improved returns on these assets.

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

        Prudential Corporation Asia's operating profit based on longer-term investment returns for long-term business after development expenses attributable to the long-term business of £14 million, was £175 million in 2006 which is consistent with the operating profit, after development expenses of £20 million, of £175 million in 2005. This reflects the steady profits from the established markets of Singapore, Malaysia and Hong Kong with total IFRS operating profits of £139 million, and the increased contributions from Indonesia and Vietnam as they build scale. Four of Prudential's life insurance operations in Asia recorded losses in 2006, being China, India and Korea, which are relatively new businesses and are rapidly building scale, plus Thailand, which is marginally loss making.

        Prudential Corporation Asia's operating profit based on longer-term investment returns for long-term business before development expenses of £20 million was £195 million in 2005, an increase of 67 per cent compared to 2004, and included a net £44 million profit related to exceptional items reported in the Group's interim results subsequently reduced by £14 million for restructuring costs in Japan. The majority of this profit came from the larger and more established operations of Singapore, Hong Kong and Malaysia, which accounted for £127 million of the total operating profit based on longer-term investment returns in 2005, excluding exceptional items, compared to £111 million in 2004. Five of Prudential's life insurance operations in Asia recorded losses in 2005 being China, India, Thailand, Taiwan and Japan.

        Prudential Corporation Asia's development expenses (excluding the regional head office expenses) decreased by 25 per cent to £15 million in 2006, compared with £20 million in 2005. Of the £15 million (2005: £20 million), £14 million (2005: £20 million) relates to long-term business and £1 million (2005: nil) relates to fund management.

        Within the net positive £30 million of exceptional items in 2005 as mentioned above for Prudential Corporation Asia, there was a write-off of DAC of £21 million. No write-off was required in 2006. The profits and recoverability of DAC in Taiwan are dependent on the rates of return earned and assumed to be earned on the assets held to cover liabilities and on future investment income and contract cash flows for traditional whole of life policies. If interest rates were to remain at current levels in 2007 the premium reserve, net of DAC, would be broadly sufficient. If interest rates were to remain at current levels in 2008 then some level of write-off of DAC may be necessary. However, the amount of the charge currently estimated to be £70-90 million is sensitive to the above mentioned variables.

        Prudential Corporation Asia's development expenses (excluding the regional head office expenses) increased by 33 per cent to £20 million in 2005, compared with £15 million in 2004. These development expenses primarily related to our newer operations and establishing our services hub in Malaysia.

Broker-dealer and fund management business

        M&G's operating profit based on longer-term investment returns was £202 million, an increase of 24 per cent compared to 2005.This included £27 million in performance-related fees ("PRF") and a £2 million charge for restructuring costs.

        Underlying profits, excluding PRF, were £175 million for 2006, an increase of 26 per cent compared to the previous year. M&G delivered significant profit growth during 2006 on the back of rising market levels, strong net inflows and continued business diversification. PRF increased by 13 per cent over 2005, totaling £27 million for 2006, of which £5m was earned by PPM Capital.

        M&G's operating profit based on longer-term investment returns was £163 million in 2005, an increase of 20 per cent compared to 2004. This included £24 million in performance-related fees (PRF), of which £17 million was earned by PPM Capital.

        Underlying profit (excluding PRF) of £139 million in 2005 was 25 per cent higher than in 2004, which included £7 million of non-recurring provision releases. Adjusting for these releases gives a like-for-like increase in profit of 34 per cent compared to 2004. Profits growth in 2005 was largely due to the impact of higher asset prices in equity and property markets, combined with the impact of positive net inflows over a period of several years. In addition, discipline continued to be exercised over costs, which rose slightly in the year after four years in which they were held flat.

        In the past few years, growth in income from M&G's existing businesses has been reinforced by the successful revenue streams from new activities. These include Prudential Finance, which manages Prudential's balance sheet for profit, private finance, including CDOs, and Prudential Property Investment Managers (PruPIM), which increasingly manages assets for external investors. In its retail businesses, sales of equity funds have risen significantly in both the United Kingdom, as a result of strong investment performance, and overseas, where M&G continues to build new distribution channels in selected European and other markets.

        In the United States, operating profit based on longer-term investment returns for broker-dealer and fund management was £10 million, a decrease of 29 per cent compared to 2005. The 2005 result however, benefited from a one-off £5 million revaluation of an investment vehicle managed by PPM America ("PPMA"). Curian recorded losses of £8 million in 2006, down from £10 million in 2005, as the business continues to build scale. Curian's assets under management have grown from $1.7 billion (£973 million) in 2005 to $2.4 billion (£1,242 million) at year-end 2006.

        In 2005, the United States improvement in broker-dealer and fund management profits was primarily driven by reduced losses recorded by Curian, down to £10 million in 2005 from £29 million in 2004, as the business continues to build scale. At year-end 2005, Curian had grown assets under management to $1.7 billion (£973 million) from $1.1 billion (£551 million) at year-end 2004. The result also benefited from an improvement in PPMA profits, primarily due to a one-off £5 million revaluation of an investment vehicle managed by PPMA.

        Operating profit based on longer-term investment returns from Asian fund management operations increased by 308 per cent to £49 million in 2006 compared to 2005. This increase is driven by strong contributions from the established markets of Singapore and Hong Kong and also reflects the strengths of the Asia fund management's geographic and product diversification. Additionally, the 2005 operating profit based on longer-term investment returns included a negative £16 million of exceptional items.

        Due to exceptional costs of £16 million in 2005 incurred due to bond fund restructuring, which was required as a result of industry-wide issues in Taiwan, profit from the Asian fund management operations decreased by 37 per cent compared to 2004. In 2005, underlying profit from the Asian fund management operations, excluding the £16 million charges, grew by 47 per cent to £28 million, a strong result Prudential believes is indicative of the economies of scale the business is now generating. Adjusting for the reporting of India at 49 per cent from August 26, 2005, when the entity started to be accounted for as a joint venture rather than as a subsidiary as a result of Prudential's sale of a 6 per cent holding, results in an increase in profits of 55 per cent over 2004.

        At the Group level in 2005, profit before tax includes £6 million in profit attributable to realizing value created in India when ICICI increased its stake in Prudential's Indian asset management joint venture from 45 per cent to 51 per cent. This amount is included in short-term fluctuations in investment returns but excluded from operating profit based on longer-term investment returns.

Banking operations

        In January 2007, Prudential concluded that its current banking business does not represent the best opportunity for it to drive profitable growth in the future and it announced that it had entered into a binding agreement to sell Egg to Citi. The sale completed on May 1, 2007, for a net cash consideration of £546 million, subject to finalization of the completion accounts.

        Egg's operating loss before tax on continuing operations in 2006 was £157 million, compared with a £44 million profit in 2005. This result reflects a marked deterioration in industry-wide consumer behavior. This has resulted in a reduction of net borrowing on credit cards as consumers reduce their spending and borrowing. In addition, bad debt experience is considerably worse than expected, particularly in relation to personal loans.

        During 2006, Egg made a number of changes to its lending approach. On unsecured loans, Egg's strategy was to tactically reduce its exposure and it tightened the acceptance criteria throughout the year. This resulted in a significantly reduced level of sales, and associated insurance income. Egg also changed its approach to management of the credit card book, and it adopted the standard, industry policy of charging variable interests rates in relation to a customer's expected risk profile.

        Throughout the industry, 2006 saw an increase in the application of balance transfer fees therefore reducing the levels of balance transfer activity.

        Egg's net interest income of £330 million increased 6 per cent in 2006 compared to £312 million in 2005. Slightly lower customer balances were offset by the effects of a higher interest rate environment.

        Net non-interest income reduced by 36 per cent from £216 million in 2005 to £138 million in 2006 following a significant reduction in personal loan insurance income as Egg reduced its exposure to the unsecured loans business. Total new loan sales reduced to 83,000, which is approximately 50 per cent of the new volumes achieved in 2005. In addition, payment protection insurance ("PPI") penetration rates were far lower than that experienced in 2005. Other non-interest card income is lower than 2005, reflecting consumer spend patterns and continuing regulatory focus on the creditor insurance market, resulting in reductions in commission revenue earned.

        Egg's loan book performance reflects the industry wide increase in consumers using individual voluntary arrangements, debt management companies and in some cases bankruptcy to alleviate their debt burden. Within the Egg personal loan portfolio, the number of customers employing debt management companies in the last quarter increased 18 per cent on the prior quarter. These arrangements typically result in lower recoveries from customers than have historically been achieved via Egg's collection strategies. The overall deterioration in credit led to the total charge for bad debts increasing by £143 million from £241 million in 2005 to £384 million in 2006. Restructuring costs of £12 million were incurred during 2006.

        In 2006 Egg's operating profit before tax on continuing operations was £44 million, compared with £61 million in 2004. This primarily reflected the increasingly challenging market conditions and £10 million restructuring costs incurred in the first half of 2005.

        In 2005, operating profit based on longer-term investment returns of the core UK banking business was £60 million. The reduction from £72 million in 2004 primarily reflected an increase of £59 million in bad debts due to the changing mix in the portfolio, business growth plus a deterioration in credit quality driven by economic factors across the UK unsecured lending market. These results were partially offset by a growth in income of £31 million and £17 million decrease in its cost base.

Unallocated Corporate

        The operating loss based on longer-term investment returns increased by 27 per cent in 2006 to £253 million compared to £199 million in 2005. This reflected increased operating expenses from £

181 million in 2005 to £329 million in 2006 and an increase of 20 per cent in the amount of interest payable from £206 million in 2005 to £248 million in 2006. Head office costs (including Prudential's Asia regional head office costs of £36 million) were £119 million in 2006, up £19 million compared to 2005.

        The operating result based on longer-term investment returns in 2005 remained constant over 2004. This reflected other income comprised of the interest earned on the net proceeds from the 2004 Rights Issue which was offset by higher interest payable. Head office costs (including Prudential's Asia regional head office costs of £30 million) were £100 million in 2005, up £20 million compared to 2004. The increase mainly reflects the substantial work being undertaken to comply with the requirements of the Sarbanes-Oxley Act and other regulatory compliance costs.

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

US GAAP Critical Accounting Policies

        There are a number of differences between accounting policies under IFRS and US GAAP. The critical accounting policies under US GAAP most relevant to Prudential are set out below.

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

        This effect also applies to changes in liabilities recorded in the income statement of Prudential Annuities Limited. In addition to the extent that movements in liabilities are recorded in Other Comprehensive Income under shadow accounting in respect of unrealized gains and losses in investments to the income statement, an amount equal to nine-tenths of the movement is recognized within Other Comprehensive Income as a consequential change to the Undistributed Policyholder Allocation. Net movements on Other Comprehensive Income for this item will therefore reflect only one-tenth of the gross change.

        For shareholder financed long-term business operations, other than for exchange translation effects, changes to policy liabilities will be directly reflected in net income.

Treatment of With-profits Business

        Under IFRS, as described in "—Analysis by Business Segment and Geographic Region—United Kingdom—Basis of Profits" the shareholders' profit in respect of with-profits business represents an amount of up to one-ninth of the value of that year's bonus declaration to policyholders. As a consequence, current year amounts in respect of premiums, investment returns and operating expenses do not have an effect on the profit attributable to shareholders in that year. Consistent with this treatment, as mentioned in "—IFRS Critical Accounting Policies", amounts retained within with-profits funds are accounted for as unallocated surplus which, under the Company's basis of adopting IFRS, is accounted for as a liability.

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

Investment Classification and Returns

        All investment returns for long-term insurance business are accounted for on a trading basis except primarily for Jackson and UK annuity business (other than with-profits) which are accounted for on an available-for-sale basis. Accordingly investment returns reported in the income statement include the unrealized gains and losses of the investments accounted for on a trading basis. This reflects the fact that policyholder benefits, in particular for with-profits business, include the impact of unrealized appreciation over time through the bonus mechanism.

        In 2005, the Group changed the valuation bases for certain investment securities from applying the mid market value to applying the bid market value as fair value. This change has the impact of increasing net income by £6 million and reducing other comprehensive income and shareholders' equity by £10 million and £88 million, respectively, in the year ended December 31, 2005.

Impairment of Assets

        The Group conducts regular impairment reviews in respect of those investment securities held on an available-for-sale basis. The Group considers indicators, such as serious downgrades in credit ratings, breach of covenants or failure to make interest payments, that may suggest that interest and principal may not be paid in full. Any impairment losses that are not considered temporary are recognized in the income statement. In assessing the fair value for impairment testing purposes where third party information is not available, the Group performs alternative valuation techniques, including discounted cash flow analysis, option-adjusted spread models, and enterprise valuation.

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

        The deferral and amortization of deferred acquisition costs is of most relevance to the Group's reported profits for shareholder financed long-term business operations, principally Jackson in the United States. For shareholder financed long-term business operations, the full accounting impact of deferring and amortizing deferred acquisition costs is taken to net income. In 2006, 2005 and 2004, the amortization of deferred acquisition costs were at expected levels and, except for a £21 million write down in the Taiwan life operation in 2005, no significant deferred acquisition cost asset impairments were recorded in any of the years.

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

        For the 2006 results and balance sheet position at December 31, 2006, the possible net tax benefit of approximately £333 million which may arise from capital losses valued at approximately £1.7 billion, is sufficiently uncertain that it has not been recognized. Similarly, a potential deferred tax asset of £71 million, which may arise from trading losses of approximately £245 million, is sufficiently uncertain that it too has not been recognized.

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

        For the Group's shareholder financed long-term business operations, principally Jackson, which accounts for investments under FAS 115 "Accounting for Certain Investments in Debt and Equity Securities" on an available-for-sale basis, the impact of temporary movements in the values of these investments are recorded within Other Comprehensive Income. However, although Jackson uses derivatives (primarily interest rate swaps) to hedge certain risks in conjunction with its asset/liability program, it has elected not to incur the costs of restructuring its derivative contracts, segregating investment portfolios and adding the systems personnel required to qualify for hedge accounting treatment on an ongoing basis. Accordingly, value movements on its derivative financial instruments are recognized in income while the largely offsetting change in fair value of hedged investments are reflected in other comprehensive income in the balance sheet as unrealized gains and losses.

Scottish Amicable Insurance Fund ("SAIF")

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

        For IFRS purposes, no effect on shareholders' equity is recorded for SAIF, reflecting the sole interests of policyholders in the performance of the fund. Under US GAAP, SAIF does not qualify for separate account treatment under SOP 03-1 "Accounting and Reporting by Insurance Enterprises for Certain Non traditional Long Duration Contracts and for Separate Accounts" which was adopted in 2004. All of SAIF's assets and liabilities are recorded under the general accounts under US GAAP. Except for real estate, all SAIF's assets are recorded at fair value. Real estate is valued at depreciated historic cost.

Changes in Net Income on Application of US GAAP

        The following table analyzes the adjustments to consolidated net income in accordance with IFRS on application of US GAAP for the operations and periods indicated.

	Year Ended December 31,
	2006	2005	2004
	(In £ Millions)
Consolidated profit attributable to equity holders of the Company in accordance with IFRS	874	748	517
US GAAP adjustments:
With-profits fund	367	697	332
Other operations	(536)	(253)	(758)

	(169)	444	(426)

Net income in accordance with US GAAP	705	1,192	91

Comprising:
Net income from continuing operations after minority interests	704	1,206	697
Net loss from discontinued operations including profit on disposals	—	(14)	(88)
Cumulative effect of changes in accounting principles	1	—	(518)

	705	1,192	91

        On a US GAAP basis, consolidated net income totaled £705 million, £1,192 million and £91 million in 2006, 2005 and 2004, respectively. Consolidated net income on a US GAAP basis was £169 million lower in 2006, £444 million higher in 2005 and £426 million lower in 2004 than consolidated profit under IFRS.

        The US GAAP adjustments to IFRS consolidated net income in respect of the with-profits fund were increases of £367 million, £697 million and £332 million in 2006, 2005 and 2004, respectively. The table below analyzes the shareholders' 10 per cent interest in the adjustments to the Prudential Assurance long-term with-profits fund's results, as reflected above.

	Year Ended December 31,
	2006	2005	2004
	(In £ Millions)
US GAAP adjustments:
Real estate	(58)	(54)	(84)
Securities	83	(69)	(28)
Deferred acquisition costs	(6)	(20)	(1)
Policy liabilities	165	701	110
Pension plans	(34)	(34)	(4)
Movement in IFRS basis excess assets over liabilities	227	179	351
Other	(26)	8	0
Deferred tax effect of the above adjustments	16	(14)	(12)

	367	697	332

        The adjustment for policy liabilities and deferred acquisition costs in 2005 compared to 2004 reflects the application in 2005 of UK accounting standard FRS 27, "Life Assurance" ("FRS 27") as an improvement in the Group's accounting for UK regulated with-profits funds as allowed under IFRS 4, "Insurance Contracts". FRS 27 follows closely the requirements of the UK Financial Services Authority's new "realistic regime'. FRS 27 requires the de-recognition of deferred acquisition costs for the UK with-profits fund and the inclusion of "realistic' basis liabilities for the policy liabilities. The Group has taken advantage of the provisions of IFRS 4 in 2005 that allow the 2004 comparative net income not to be adjusted for this improvement. The US GAAP adjustments for policy liabilities of £165 million in 2006 and £701 million in 2005 reflect the replacement of the "realistic" basis of measurement of with-profits liabilities under IFRS with the US GAAP treatment. The "realistic" basis is overall more prudent and volatile than the US GAAP treatment.

        The increase in the US GAAP adjustment for movement in the IFRS basis excess of assets over liabilities (represented by the transfer from or to the unallocated surplus) from £179 million in 2005 to £227 million in 2006 and the decrease from £351 million in 2004 to £179 million in 2005, primarily reflected the impact of the movement in the investment return and the movement in the "realistic" basis of measurement with-profits liabilities over the period.

        The other main effects of accounting for the income and expenditure of the with-profits fund on a US GAAP basis are:

  •
  exclusion of the unrealized appreciation for investment properties and inclusion of depreciation on investment properties;

  •
  exclusion of the unrealized appreciation and depreciation for securities classified as available-for-sale under US GAAP but classified as fair value through the profit and loss under IFRS. This adjustment has been affected by the adoption of IAS 39 "Financial Instruments: Recognition and Measurement" on January 1, 2005 for the changes in the valuation bases of certain investments; and

  •
  adjustments to the accounting basis of the Group's defined benefit pension plans.

        The following table analyzes the US GAAP adjustments for other operations.

	Year Ended December 31,
	2006	2005	2004
	(In £ Millions)
Business acquisitions and investments in associates	(30)	(37)	—
Real estate:
Investment results	(135)	(224)	(203)
Cumulative effect of change in accounting principle	—	—	(638)
Securities	532	(496)	(78)
Derivative instruments	22	(61)	149
Revenue and expense recognition	(463)	(265)	(433)
Deferred acquisition costs	88	220	104
Policy liabilities	(427)	295	160
Profit on disposals	—	—	(5)
Pension plans	(172)	103	(6)
Other	11	(24)	12
Deferred tax effect:
Cumulative effect of change in accounting principles	—	—	117
Other adjustments above	38	236	63

	(536)	(253)	(758)

        The US GAAP adjustments for business acquisitions and investments in associates primarily reflect the reversal of the results of the CDO funds which met the consolidation criteria under IFRS but not under US GAAP. In addition, the adjustments in 2005 also reflected the lower goodwill impairment charge to Prudential's Japanese business made under IFRS.

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

        The US GAAP adjustments for 2006 and 2005 on securities primarily reflect the exclusion from the income statement of the unrealized appreciation and depreciation for certain securities classified as available-for-sale under US GAAP, but accounted for as fair value through profit and loss under IFRS. In 2004, the adjustments primarily related to the debt securities of Jackson and the Group's shareholder-backed annuities business. Following the adoption of IAS 39 in 2005, Jackson's debt securities are carried on an available-for-sale basis for IFRS reporting which is similar to US GAAP. The 2004 comparatives were not restated as permitted under IFRS.

        The US GAAP adjustments relating to derivative instruments from 2005 onwards were also affected by the adoption of IAS 39 on January 1, 2005. Derivatives previously carried at amortized cost in 2004 are carried at fair value from January 1, 2005 with movements being booked in the income statement similar to US GAAP. The US GAAP adjustments in 2006 and 2005 reflect the difference in the designation and effectiveness testing criteria for hedges applied under IFRS and US GAAP reporting.

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

        The US GAAP adjustment relating to share-based payment is included within Other adjustments in the table above. The adoption of FAS 123(R) "Share-based Payment" under US GAAP by the Group on January 1, 2006 has affected the IFRS to US GAAP adjustments for stock-based compensation. Under IFRS, the Group recognizes an expense, measured at fair value, in respect of all share-based payments the Group makes. Under FAS 123(R), where the Group has adopted the modified prospective application, the requirements of FAS 123(R) are applied to all awards granted after January 1, 2006, and to awards modified, repurchased or cancelled after that date. Additionally, FAS 123(R) also applies to the awards granted after January 1, 1995 and which have not vested by January 1, 2006. FAS 123(R) requires compensation costs for share-based payments to employees to be recognized based on the grant-date fair value of the award for financial statement. In 2006, compensation expense of £22 million was recorded under FAS 123(R) which is similar to the amount recorded under IFRS. In addition, the Group has also recorded a one-time cumulative effect adjustment of a credit of £1 million.

Changes in Shareholders' Equity on Application of US GAAP

        The following table shows the adjustments in shareholders' equity from IFRS to consolidated shareholders' equity under US GAAP for the operations and periods indicated.

	At December 31,
	2006	2005
	(In £ Millions)
Shareholders' equity in accordance with IFRS	5,488	5,194
US GAAP adjustments:
With-profits fund	2,504	2,136
Other operations	(788)	(137)

	1,716	1,999

Shareholders' equity in accordance with US GAAP	7,204	7,193

        Shareholders' equity was greater under US GAAP than IFRS in 2006 and 2005 by £1,716 million and £1,999 million, respectively. The greater equity in respect of with-profits business was £2,504 million at December 31, 2006 and £2,136 million at December 31, 2005. This difference reflects the attribution to shareholders of a 10 per cent interest in the excess of assets over liabilities held within the with-profits fund.

        The following table analyzes the shareholders' 10 per cent interests in adjustments to the with-profits fund as reflected above.

	At December 31,
	2006	2005
	(In £ Millions)
US GAAP adjustments:
Real estate	(641)	(584)
Revenue and expense recognition	(131)	(119)
Deferred acquisition costs	196	205
Policy liabilities	2,037	1,826
IFRS basis excess of assets over liabilities	1,058	834
Pension plans	9	18
Other	16	19
Deferred tax effect of the above adjustments	(40)	(63)

	2,504	2,136

        Under IFRS, the excess of assets over liabilities within the with-profits fund is not allocated between policyholders and shareholders. Under US GAAP, shareholders are credited with a 10 per cent interest in the adjusted excess of assets over liabilities.

        The other main effects of accounting for the assets and liabilities of the with-profits fund on a US GAAP basis are:

  •
  adjustments to policy liabilities. Following the voluntary application of UK accounting standard FRS 27 on January 1, 2005, as allowed under IFRS 4, with-profits liabilities are measured on a "realistic" basis. This basis, derived from UK regulatory reporting, is more prudent than the analogous US GAAP treatment for Prudential's UK with-profits business;

  •
  write-down of real estate values in respect of investment properties from market value under IFRS to depreciated historic cost under US GAAP;

  •
  adjustments to revenue and expense recognition and deferred acquisition costs, and

  •
  pension scheme accounting. The US GAAP adjustments to IFRS in 2006 is impacted by the adoption of FAS 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)" on December 31, 2006. See Notes J and K to the financial statements for further details.

        The following table analyzes US GAAP adjustments to shareholders' interests in other operations.

	At December 31,
	2006	2005
	(In £ Millions)
Business acquisitions and investments in associates	565	416
Real estate	(1,204)	(1,068)
Derivative instruments	10	(6)
Revenue and expense recognition	(1,896)	(1,472)
Deferred acquisition costs	899	846
Policy liabilities	265	683
Pension plans	199	260
Other	7	(9)
Deferred tax effect of the above adjustments	367	213

	(788)	(137)

        For other operations, shareholders' equity on a US GAAP basis was £788 million and £137 million lower than on an IFRS basis at December 31, 2006, and December 31, 2005, respectively.

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

  •
  the adjustments to revenue and expense recognition in respect of investment contracts with discretionary participation features and investment/universal life products classified as insurance under IFRS, deferred acquisition costs and insurance liabilities; and

  •
  pension scheme accounting. The US GAAP adjustments to IFRS in 2006 is impacted by the adoption of FAS 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)" on December 31, 2006. See Notes J and K to the financial statements for further details.

Available-for-Sale Debt and Equity Securities

        For US GAAP purposes, the Group has classified certain debt, other fixed income and equity securities principally in relation to Jackson and the UK annuity business as available-for-sale. Securities classified as available-for-sale are carried at fair value and changes in unrealized gains and losses are reflected in accumulated other comprehensive income in shareholders' equity. Impairments in the value of available-for-sale securities that are considered other than temporary are reflected as realized losses in net income. The Group's available-for-sale investments at December 31, 2006 and 2005 were as follows:

	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
	(In £ Millions)
December 31, 2006
Fixed maturities—available-for-sale
UK government securities	3,327	135	(18)	3,444
US government and other governments	2,538	156	(20)	2,674
Local government securities	632	32	(2)	662
Corporate securities	34,294	1,661	(323)	35,632
Mortgage-backed securities	4,053	47	(58)	4,042
Other debt securities	1,158	20	(4)	1,174

Total fixed maturities—available-for-sale	46,002	2,051	(425)	47,628
Equity securities—available-for-sale	408	94	(1)	501

Total available-for-sale fixed maturities and equity securities	46,410	2,145	(426)	48,129

December 31, 2005
Fixed maturities—available-for-sale
UK government securities	3,739	305	—	4,044
US government and other governments	2,034	228	(3)	2,259
Local government securities	515	37	(1)	551
Corporate securities	35,879	2,900	(224)	38,555
Mortgage-backed securities	3,790	43	(68)	3,765
Other debt securities	1,516	15	(6)	1,525

Total fixed maturities—available-for-sale	47,473	3,528	(302)	50,699
Equity securities—available-for-sale	513	96	(1)	608

Total available-for-sale fixed maturities and equity securities	47,986	3,624	(303)	51,307

        Fair value for listed securities or otherwise actively traded securities is based on their quoted market price. The Group's determination of fair value for unlisted or inactively traded securities without a readily ascertainable market value is generally based on values provided by independent sources, including broker-dealer provided estimates. Where third party information is not available, the Group performs alternative valuation techniques, including discounted cash flow analysis, option-adjusted spread models, and enterprise valuation. At December 31, 2006 and 2005, available-for-sale securities without a readily ascertainable market value having a cost of £8,933 million and £9,243 million, respectively, had an estimated fair value of £9,489 million and £9,974 million, respectively.

        As of December 31, 2006 and 2005, the amount of gross unrealized losses and related fair value, by investment type included in accumulated other comprehensive income in shareholder's equity, was as follows:

	December 31, 2006		December 31, 2005
	Estimated Fair Value	Gross Unrealized (Losses)	Estimated Fair Value	Gross Unrealized (Losses)
	(In £ Millions)
Fixed maturities—available-for-sale
UK government securities	1,341	(18)	98	—
US government and other governments	1,459	(20)	557	(3)
Local government securities	117	(2)	—	(1)
Corporate securities	13,737	(323)	9,232	(224)
Mortgage-backed securities	1,760	(58)	1,790	(68)
Other debt securities	1,244	(4)	1,584	(6)

Total fixed maturities—available-for-sale	19,658	(425)	13,261	(302)
Equity securities—available-for-sale	—	(1)	—	(1)

Total available-for-sale fixed maturities and equity securities	19,658	(426)	13,261	(303)

        The majority of fixed maturities in the Group's portfolio are rated by external rating agencies. Fixed maturities are considered investment grade if they carry a rating of BBB-/Baa3 or better. For fixed maturities in an unrealized loss position at December 31, 2006, 91 per cent (based on fair value) were investment grade, 3 per cent were below investment grade and 6 per cent were not rated. For fixed maturities in an unrealized loss position at December 31, 2005, 81 per cent were investment grade, 7 per cent were below investment grade and 12 per cent were not rated. At December 31, 2006 and 2005, unrealized losses from fixed maturities that were below investment grade or not rated represented approximately 14 per cent and 28 per cent, respectively, of gross unrealized losses on available-for-sale fixed maturities.

        Corporate fixed maturities in an unrealized loss position were diversified across industries. As of December 31, 2006, the industries representing the larger unrealized losses included financial services (23 per cent of fixed maturities gross unrealized losses) and energy and utilities (9 per cent). As of December 31, 2005, the industries representing the larger unrealized losses included financial services (11 per cent of fixed maturities gross unrealized losses) and industrial and manufacturing (8 per cent). The Group had no material unrealized losses on individual fixed maturities or equity securities at December 31, 2006 or 2005.

        As of December 31, 2006 and 2005, the amounts of gross unrealized losses for fixed maturities and equity securities continuously in an unrealized loss position for the time periods indicated are shown in the table below.

	December 31, 2006
	Fixed Maturities
	Not Rated	Non-investment Grade	Investment Grade	Equity Securities	Total
	(In £ Millions)
Less than six months	(2)	(3)	(153)	—	(158)
Six months to one year	(3)	(2)	(10)	(1)	(16)
One year to two years	(24)	(10)	(145)	—	(179)
Two years to three years	(4)	(1)	(13)	—	(18)
Three years to four years	(5)	(1)	(36)	—	(42)
Four years to five years	—	—	—	—	—
Five years to six years	(2)	(3)	(8)	—	(13)

Total gross unrealized losses	(40)	(20)	(365)	(1)	(426)

	December 31, 2005
	Fixed Maturities
	Not Rated	Non-Investment Grade	Investment Grade	Equity Securities	Total
	(In £ Millions)
Less than six months	(17)	(13)	(103)	—	(133)
Six months to one year	(8)	(9)	(52)	(1)	(70)
One year to two years	(9)	(6)	(15)	—	(30)
Two years to three years	(6)	(6)	(43)	—	(55)
Three years to four years	—	—	—	—	—
Four years to five years	(3)	(1)	—	—	(4)
Five years to six years	(2)	(5)	(4)	—	(11)

Total gross unrealized losses	(45)	(40)	(217)	(1)	(303)

        The amount of gross unrealized losses for fixed maturities in an unrealized loss position by maturity date of the fixed maturities as of December 31, 2006 and 2005 was as follows:

	At December 31,
	2006	2005
	(In £ Millions)
Less than one year	(1)	(2)
One to five years	(42)	(25)
Five to ten years	(144)	(132)
More than ten years	(176)	(69)
Mortgage-backed securities and other debt securities	(62)	(74)

Total gross unrealized losses	(425)	(302)

Realized Losses

        The following table sets out certain additional information relating to sales and realized losses on available-for-sale securities sold at a loss and impairment losses recognized:

	2006	2005
	(In £ Millions)
Sales proceeds	1,833	975

Gross realized losses on sales	(136)	(57)
Impairment losses	(27)	(24)

Gross realized losses	(163)	(81)

        The Group periodically reviews its fixed maturities and equity securities to determine if any decline in fair value below the carrying value is "other than temporary" on a case-by-case basis. If it is determined that a decline in value of an investment is temporary, the decline is recorded as an unrealized loss in accumulated other comprehensive income in shareholders' equity pursuant to FASB Statement 115, "Accounting for Certain Investments in Debt and Equity Securities". If the decline is considered to be other than temporary, a realized loss is recorded in the Consolidated Statement of Income.

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

        For 2006, other than temporary impairment losses recognized amounted to £27 million. Approximately 71 per cent of the impairment losses were recorded on structured asset-backed securities, primarily due to reduced cash flow expectations on such securities that are collateralized by diversified pools of primarily below investment grade securities. Approximately 27 per cent of these losses related to the impairments of fixed maturities of these individual corporate issuers, including one operating in the industrial and manufacturing industry, an automotive issuer and an information technology issuer. The market value of the industrial and manufacturing issuer was written down to reflect continued depressed trading levels and a poor liquidity position. Both the automotive and information technology issuers experienced deteriorating trading performances with the information technology issuer exchanging senior notes into common equity, deteriorating the value of stockholders.

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

        To the extent factors contributing to the impairment losses recognized in 2006 and 2005 affected other investments, such investments were reviewed for other than temporary impairment and losses were recorded if appropriate.

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

        In 2006 the group realized gross losses on sales of available-for-sale securities of £136 million. Approximately 35 per cent of these losses related to the disposal of fixed maturities of 16 individual issuers, which were disposed of as a result of changed circumstances. These included the significant reduction of a drugs and healthcare holding which was going ahead with a leveraged buyout of another company resulting in the holding's gearing increasing, reducing the exposure of a telecommunications holding as a result of a pending merger with another telecommunications holding, and the deteriorating credit fundamental faced by other industry holdings which resulted in an uncertainty regarding the future value of their securities. Significant losses were realized on a drugs and healthcare holding (£6 million), a food producing holding (£3 million), investments in nine UK government bonds (£15 million) and three foreign government bonds (£7 million), a telecommunications holding (£3 million) and nine other industry holdings (£13 million).

        In 2005, the Group realized gross losses on sales of available-for-sale securities of £57 million. Approximately 54 per cent of these losses related to the disposal of fixed maturities of 14 individual issuers, which were disposed of as a result of changed circumstances. These included disposals to rebalance the portfolio in the US Operations, in particular reducing exposure in the US automotive industry, and the deteriorating credit fundamental faced by other industry holdings which resulted in an uncertainty regarding the future value of their securities. Significant losses were realized on four automotive holdings (£12 million), two financial service holdings (£5 million), investments in three UK Government bonds (£5 million), an energy and utilities holding (£2 million), and four other industry holdings (£7 million).

        The Group currently intends to hold available-for-sale securities with unrealized losses not considered other than temporary until they mature, or recover in value. However, if the specific facts and circumstances surrounding a security or the outlook for its industry sector change, the Group may sell the security and realize a loss. Of the gross realized losses on sales of available-for-sale securities during 2006, 28 per cent arose from securities that had been in an unrealized loss position for less than six months, 58 per cent for six months to one year and 14 per cent for more than one year. Of the gross realized losses on sales of available-for-sale securities during 2005, 30 per cent arose from securities that had been in an unrealized loss position for less than six months, 27 per cent for six months to one year and 43 per cent for more than one year.

US GAAP Restructuring Analysis

        In 2001, Prudential announced the restructuring of the direct sales force and customer service channels of its UK Insurance Operations. These changes also included a simplification of the organizational structure and plans for a significant reduction in operating costs. For US GAAP purposes, during 2006, costs of £6 million were paid, £4 million were released and an additional £17 million was provided. During 2005, costs of £8 million were paid, £8 million were released and an additional £1 million was provided. During 2004, £2 million of termination and redundancy costs were expensed. The restructuring provision held under US GAAP at December 31, 2006 was £37 million all related to property charges.

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

        In December 2005, the Group announced an initiative for UK Operations to work more closely with Egg and M&G and in the process facilitate the realization of substantial annualized pre-tax cost savings and opportunities for revenue synergies. For US GAAP purposes, during 2006 £39 million was provided and costs of £23 million were paid. The restructuring provision held under US GAAP at December 31, 2006 was £16 million.

        In 2004 Egg announced its withdrawal from the French market. For US GAAP purposes, during 2006, no costs were expensed. During 2005, other operating costs of £13 million were expensed. During 2004, £100 million was expensed, of which £25 million related to termination and redundancy costs and £75 million to other associated costs. The restructuring provision held under US GAAP for this restructuring at December 31, 2006 remains at £1 million.

        Additionally in 2006, as a result of the UK and Egg initiative described above, a provision of £11 million was setup of which £8 million was used leaving a provision of £3 million at December 31, 2006.

        In 2005, the Company's Japanese operations closed its Financial Advisor distributions channel. A £10 million provision was expensed relating to closure costs and a voluntary early retirement program for the employees. During 2006, costs of £10 million were paid, leaving no restructuring position held at December 31, 2006.

New US Accounting Pronouncements

        Several new US accounting standards were issued during 2006 and 2005 that are pertinent to Prudential's US GAAP consolidated financial statements. These are discussed in detail in Note K of the notes to Prudential's consolidated financial statements.

Liquidity and Capital Resources

        Prudential operates a central treasury function, which has overall responsibility for managing the Group's capital funding program as well as its central cash and liquidity positions. Prudential arranges the financing of each of its subsidiaries primarily by raising external finance either at the Prudential parent company level (including through finance subsidiaries whose obligations the parent company guarantees) or at the operating company level. Egg had its own treasury function to manage its cash and liquidity positions.

Group Cash Flow

        The Group holding company's principal cash requirements are the payment of dividends to shareholders, the servicing of debt, the payment of group activity expenses and investment in businesses.

        The Group holding company received £596 million in cash remittances from business units in 2006, compared with £517 million in 2005. These remittances primarily comprise dividends from business units and the prior year's shareholders' statutory transfer from the PAC long-term with-profits fund (UK Life Fund). In 2005, the last of three special dividends of £100 million was paid from the PAC shareholders' funds to the Group holding company in respect of profit arising from earlier business disposals.

        After dividends and interest paid, there was a net cash inflow of £160 million in 2006, compared with a net inflow of £79 million in 2005.

        During 2006, the Group holding company paid £67 million in respect of corporate activities and received £122 million in respect of Group relief on taxable losses.

        In 2006, the holding company invested £319 million in its business units, comprising £172 million in its UK Insurance Operations and £147 million in Asia.

        In aggregate, this gave rise to a decrease in cash of £104 million, compared to a decrease of £298 million in 2005.

Liquidity Requirements

Dividend Payments

        Total dividends proposed and paid by Prudential were £398 million and £378 million for the years ended December 31, 2006 and 2005, respectively. The final dividend in respect of the year ended December 31, 2006 was £287 million of which £115 million was allocated as scrip dividends. The dividend was paid on May 22, 2007.

Debt Service Costs

        Debt service costs in respect of core borrowings paid by Prudential in 2006 were £177 million, compared with £175 million for 2005. Of total consolidated borrowings of £10,448 million at December 31, 2006, the parent company and finance subsidiaries had core borrowings of £2,485 million outstanding, including £150 million of bonds due to mature in 2007, and £248 million of bonds due in 2009. The remaining outstanding core borrowings are due to mature in more than five years.

Investment in Businesses

        In 2006, Prudential invested £147 million into its Asian business compared to £169 million in 2005. In 2006, Asia became a net contributor to the Group holding company cash flow for the first time, with a net remittance of £28 million. In 2006, Prudential also invested £172 million into its UK Insurance Operations compared to £249 million in 2005. Depending on the mix of business written and the opportunities available, cash invested to support the UK Insurance Operations in 2007 is expected to be less than in 2006, at up to £160 million, with the expectation that the UK shareholder-backed business will become a net contributor to the Group holding company cash flow in 2010.

Acquisition of Businesses

        Jackson completed the purchase of Life of Georgia from ING Groep NV in May 2005 for a preliminary consideration of £142 million. The preliminary purchase price was subject to post-closing adjustments and was initially allocated to the assets acquired and liabilities assumed using management's best estimate of fair value as of the acquisition date. In 2006, an arbitrator ruled in Jackson's favor on certain purchase price adjustments. As a result of this determination and other previously settled amounts, the purchase price was reduced by £6.3 million within the purchase price allocation period.

        On December 31, 2005, Life of Georgia was merged into Jackson. In January 2006, Jackson had completed the integration of the 1.5 million Life of Georgia policies onto its own operating platform, demonstrating its capability in consolidating large blocks of business. Prudential expects that Jackson National Life will continue to consider further US bolt-on acquisitions as opportunities arise.

Liquidity Sources

        The parent company held cash and short-term investments of £1,119 million and £1,128 million at December 31, 2006 and 2005 respectively. The sources of cash in 2006 included dividends, loans and interest received from operating subsidiaries and proceeds from borrowings.

        Prudential received £596 million in cash remittances from business units in 2006, compared to £517 million received in 2005. These remittances primarily comprise dividends from business units and the shareholders' statutory transfer from the PAC long-term with-profits fund (UK Life Fund) relating to earlier bonus declarations.

Shareholders' Statutory Transfer

        In 2006, Prudential declared total surplus of £2.7 billion from Prudential Assurance's primary with-profits fund, of which £2.4 billion was added to with-profits policies and £269million was distributed to shareholders. In 2005, Prudential declared total surplus of £2.2 billion from Prudential Assurance's primary with-profits fund, of which £2.0 billion was added to with-profits policies and £223 million was distributed to shareholders. The bonus rates for the Prudence Bond and personal pensions remained constant with 2005.

Dividends, Loans and Interest Received from Subsidiaries

        Under UK company law, dividends can only be paid if a company has distributable reserves sufficient to cover the dividend. In PAC, Prudential's largest operating subsidiary, distributable reserves are created mainly by the statutory long-term business profit transfer to shareholders that occurs upon the declaration of bonuses to policyholders of with-profit products, see "Shareholders' Statutory Transfer" above. Prudential's insurance, banking and fund management subsidiaries' ability to pay dividends and loans to the parent company is restricted by various laws and regulations. Jackson is subject to state laws that limit the dividends payable to its parent company. Dividends in excess of these limitations generally require approval of the state insurance commissioner.

        The table below shows the dividends, loans and other amounts received by the parent company from the principal operating subsidiaries during the year ended December 31, 2006.

	Dividends, loans and interest received in
	2006	2005
	(In £ Millions)
UK Insurance Operations (mainly PAC)	217	297
M&G	94	62
US Operations	110	85
Asian Operations	175	73

Total	596	517

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

        Amounts received from UK Insurance Operations in 2006 comprised £217 million relating to the PAC shareholders' statutory life fund transfer. In 2005, amounts received from UK Insurance Operations included £194 million relating to the PAC shareholders' statutory life fund transfer and £100 million of additional dividends from the PAC shareholders' funds.

        In Asia, Prudential's more established operations in Singapore, Hong Kong, Malaysia and Indonesia remit surplus capital to the Group.

Sale of Businesses

        In January 2007, Prudential announced that it had entered into a binding agreement to sell its holding in Egg to Citi. The sale completed on May 1, 2007 for a net cash consideration of £546 million, subject to finalization of the completion accounts.

Shareholders' Borrowings and Financial Flexibility

        Net core structural borrowings, comprising core debt of the parent company and related finance subsidiaries, Jackson surplus notes and Egg debenture loans, at December 31, 2006 were £1,493 million, compared with £1,611 million at December 31, 2005. This reflects the net cash outflow of £104 million, exchange conversion gains of £240 million and other movements of negative £18 million.

        After adjusting for holding company cash and short-term investments of £1,119 million, core structural borrowings of shareholder-financed operations (excluding Egg) at the end of 2006 totaled £2,612 million, compared with £2,739 million at the end of 2005. This decrease reflects exchange conversion gains of £135 million and other movements of £8 million.

        Core long-term loans at the end of 2006 included £1,626 million at fixed rates of interest with maturity dates ranging from 2007 to perpetuity. Core borrowings of £890 million were denominated in US dollars, to hedge partially the currency exposure arising from the Group's investment in Jackson.

        Prudential has in place an unlimited global commercial paper program. At December 31, 2006, commercial paper of £198 million, $3,449 million and €85 million has been issued under this program.

        Prudential also has in place a £5,000 million medium-term note ("MTN") program. At December 31, 2006, subordinated debt outstanding under this program was £435 million and €520 million, and senior debt outstanding was $18 million and £5 million.

        In addition, the holding company has access to £1,600 million committed revolving credit facilities, provided by 16 major international banks. The holding company also has access to an annually renewable £500 million committed securities lending liquidity facility, which is expected to be renewed next on December 13, 2007. There were no draw-downs under either facility since their respective inceptions and hence there were no amounts outstanding under these facilities at December 31, 2006.

        Prudential also maintains uncommitted credit facilities totaling £346 million. There was no amount outstanding under these facilities at December 31, 2006.

        The commercial paper program, the MTN program, the committed revolving credit facilities and the committed securities lending liquidity facility are available for general corporate purposes and to support the liquidity needs of the parent company.

        The Group's insurance and asset management operations are funded centrally. Egg, as a separate bank, was responsible for its own financing. The Group's core debt is managed to be within a target level consistent with its current debt ratings.

        Prudential plc enjoys strong debt ratings from Standard & Poor's, Moody's and Fitch. Prudential long-term senior debt is currently rated A+ (stable outlook), A2 (stable outlook) and AA- (stable) from Standard & Poor's, Moody's and Fitch respectively, while short term ratings are A1+, P-1 and F1+. On June 23, 2006, Standard and Poor's announced that it had lowered Prudential's long-term senior debt rating from AA- (negative outlook) to A+ (stable outlook).

        Prudential believes the credit rating downgrades it experienced in 2002 and 2003, together with the rest of the UK insurance industry, and in 2006 by Standard & Poor's to bring Prudential into line with the notching between operating subsidiary financial strength rating and the credit rating for other European insurance holding companies, have not to date had a discernible impact on the performance of its business.

  Securities lending and reverse repurchase agreements-

        The Group has entered into securities lending (including repurchase agreements) whereby blocks of securities are loaned to third parties, primarily major brokerage firms. The agreements require that amounts between 102 per cent and 105 per cent of the fair value of the loaned securities be held as collateral, depending on the quality of the collateral, calculated on a daily basis. The loaned securities are not removed from the Group's consolidated balance sheet, rather they are retained within the appropriate investment classification. Collateral typically consists of cash, debt securities, equity securities and letters of credit. At December 31, 2006, the Group had lent £11,418 million (2005: £10,594 million) (of which £7,592 million (2005: £8,250 million) was lent by the PAC with-profits fund) of securities and held collateral under such agreements of £11,814 million (2005: £11,112 million) (of which £7,934 million (2005: £8,657 million) was held by the PAC with-profits fund).

        At December 31, 2006, the Group had entered into reverse repurchase transactions under which it purchased securities and had taken on the obligation to resell the securities for the purchase price of £1,435 million (2005: £1,214 million), together with accrued interest.

  Collateral and pledges under derivative transactions

        At December 31, 2006, the Group had pledged £263 million (2005: £403 million) for liabilities and held collateral of £212 million (2005: £193 million) in respect of over-the-counter derivative transactions.

  Securitization

        During 2006, Egg transferred additional UK credit card receivables to its trust vehicle, Arch (Term) Limited, created in 2002 for the purpose of asset-backed securitization, bringing the outstanding balance of assets in this vehicle to £2.8 billion (2005: £2.8 billion). The noteholders in securitizations from this vehicle have a proportional interest in each account balance in the trust. As at December 31, 2006, the value of this interest was £2.3 billion (2005: £2.3 billion). This securitization does not qualify for derecognition under IAS 39 and the total portfolio is, therefore, included in loans and receivables. The funding giving rise to the note-holders interest is included within operational borrowings attributable to shareholder-financed operations.

        Prudential anticipates that these programs and facilities are sufficient to meet foreseeable requirements to support shareholders' existing operations.

  Financial Conglomerates Directive

        As at December 31, 2006, Prudential met the requirements of the Financial Conglomerates Directive Test. The Financial Conglomerates Directive is discussed in greater detail in Item 4, "Information on the Company—UK Supervision and Regulation".

Derivative Financial Instruments and Commitments

        During the normal course of business Prudential enters into various arrangements in order to increase liquidity and decrease certain risks.

        At December 31, 2005, Egg had two credit default swaps in place, comprising residential mortgages of £1.4 billion and asset backed securities of £589 million. Their effect was to remove from Egg's balance sheet the risk of default on the underlying assets and reduce the regulatory capital that must be held by Egg in relation to these assets.

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

        At December 31, 2006, M&G had entered into a series of derivative financial instrument transactions relating to interest rate swaps and caps, cross currency swaps, credit default swaps and similar instruments. These derivatives were entered into in the normal course of business and solely for the purpose of matching or eliminating risks arising from potential movements in interest and exchange rates inherent in M&G's assets and liabilities.

        Jackson has unfunded commitments related to its investments in limited partnerships totaling £174 million at December 31, 2006. These reflect on demand contractual commitments to fund further investments by the limited partnerships.

        For further discussion of derivatives and hedging instruments, please see Note G3 to the consolidated financial statements.

Contractual Obligations

        Contractual obligations with specified payment dates at December 31, 2006 were as follows:

	Total £m	Less than 1 year £m	1-3 years £m	3-5 years £m	More than 5 years £m
Policyholder liabilities(a)	315,927	15,791	29,599	29,605	240,932
Long-term debt	10,448	3,319	1,739	632	4,758
Capital lease obligations	75	3	14	1	57
Operating lease obligations	355	53	87	55	160
Purchase obligations(b)	358	358
Obligations under funding, securities lending and sale and repurchase agreements	4,232	4,232
Other long-term liabilities(c)	8,555	8,166	253	97	39

Total	339,950	31,922	31,692	30,390	245,946

Reconciliation to balance sheet:	£m	£m
Total contractual obligations per above		339,950
Difference between policyholder liabilities per above (based on undiscounted cash flows) and total policyholder liabilities and unallocated surplus of with-profits funds per balance sheet:
Total policyholder liabilities and unallocated surplus of with-profits funds per balance sheet	178,587
Policyholder liabilities (undiscounted) per above	(315,927)	(137,340)

Other short-term/non-contractual obligations:
Current tax liabilities	1,303
Deferred tax liabilities	3,882
Accruals and deferred income	517
Other creditors (excluding capital and operating lease obligations and purchase obligations)	1,398
Other liabilities	1,652
Held for sale liabilities	387	9,139

Other items		(849)

Total liabilities per balance sheet		210,900

(a)
Amounts shown in respect of policyholder liabilities represent estimated undiscounted cash flows for the Group's life assurance contracts. In determining the projected payments, account has been taken of the contract features, in particular that the amount and timing of policyholder benefit payments reflect either surrender, death, or contract maturity. In addition, the undiscounted amounts shown include the expected payments based on assumed future investment returns on assets backing policyholder liabilities. The projected cash flows exclude the unallocated surplus of with-profits funds. At December 31, 2006, on the IFRS basis of reporting the unallocated surplus was £13,599 million. The unallocated surplus represents the excess of assets over liabilities, including policyholder "asset share" liabilities, which reflect the amount payable under the realistic Peak 2 reporting regime of the FSA. Although accounted for as a liability, as permitted by IFRS 4, there is currently no expected payment date for the unallocated surplus.

(b)
Comprising unfunded commitments for investments in limited partnerships of £174 million, unfunded commitments related to mortgage loans of £38 million and commitments to purchase and develop investment properties of £146 million.

(c)
Amounts due in less than one year include banking customer accounts of £5,554 million and amounts attributable to unit holders of consolidated unit trusts and similar funds of £2,476 million.

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

        The primary source of short-term liquidity to support operations is a pool of highly liquid, high quality short-term instruments to provide liquidity in excess of the expected cash requirements. At December 31, 2006, the investment assets included £48,113 million of equity securities, £45,534 million of debt securities and £6,058 million of deposits.

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

        At December 31, 2006 and 2005, Prudential Assurance's long-term fund assets in excess of its capital requirements were £24,002 million and £14,451 million, respectively. The "with-profits insurance capital component", at December 31, 2006, amounted to £15,042 million (2005: £9,055 million).

M&G

        The principal liquidity source for M&G is fee income for managing retail, institutional and the internal investment funds of Prudential's UK operations. The principal liquidity requirement is operating expenses. Amounts are distributed to the parent company after considering capital requirements. Capital requirements are driven by the regulatory stipulations based on fixed operating expenses and other operating considerations. At December 31, 2006, M&G met the relevant regulatory requirements.

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

        Up to and including the completion of sale to Citi on May 1, 2007, Egg met all regulatory requirements including the target risk asset ratio set by the FSA.

US Life Insurance

        The liquidity sources for Jackson are its cash, short-term investments and publicly traded bonds, premium income, deposits received on certain annuity and institutional products, investment income and capital contributions from the parent company.

        Liquidity requirements are principally for purchases of new investments and businesses, repayment of principal and interest on intercompany debt, payments of interest on surplus notes, funding of insurance product liabilities, including payments for policy benefits, surrenders, maturities and new policy loans and funding of expenses, including payment of commissions, operating expenses and taxes. At December 31, 2006, Jackson's outstanding notes and bank debt included:

  •
  $250 million of surplus notes maturing in 2027,

  •
  $114 million of senior notes maturing by 2010,

  •
  $35 million of collateralized loans maturing in 2016,

  •
  $4 million of non-investment grade debt issued by variable interest entities maturing by 2013.

        Significant increases in interest rates and disintermediation can create sudden increases in surrender and withdrawal requests by policyholders and contract holders. Other factors that are not directly related to interest rates can also give rise to disintermediation risk, including but not limited to changes in ratings from rating agencies, general policyholder concerns relating to the life insurance industry (e.g., the unexpected default of a large, unrelated life insurer) and competition from other products, including non-insurance products such as mutual funds, certificates of deposit and newly developed investment products. Most of the life insurance, annuity and institutional products Jackson offers permit the policyholder or contract holder to withdraw or borrow funds or surrender cash values, although some include policy restrictions such as surrender charges and market value adjustments to discourage early withdrawal of policy and contract funds. At December 31, 2006, approximately $10.7 billion of policy and contract funds had no surrender charge or market value adjustment restrictions.

        Jackson uses a variety of asset-liability management techniques to provide for the orderly provision of cash flow from investments and other sources as policies and contracts mature in accordance with their normal terms. Jackson's principal sources of liquidity to meet unexpected cash outflows associated with sudden and severe increases in surrenders and withdrawals are its portfolio of liquid assets and its net operating cash flows. At December 31, 2006, the portfolio of cash, short-term investments and publicly traded bonds and equities amounted to $30.7 billion. Operating net cash inflows for Jackson in 2006 were $1.9 billion. Prudential believes that these liquidity sources are sufficient to satisfy the company's liquidity needs.

        At December 31, 2006, the statutory capital and surplus of Jackson was $3.7 million, which was significantly in excess of the requirements set out under Michigan insurance law. As described in Item 4,

"Information on the Company—Supervision and Regulation of Prudential—US Supervision and Regulation", Jackson is also subject to risk-based capital guidelines that provide a method to measure the adjusted capital that a life insurance company should have for regulatory purposes, taking into account the risk characteristics of the company's investments and products. At December 31, 2006, Jackson's total risk based capital ratio under the National Association of Insurance Commissioners' definition substantially exceeded model act standards.

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

        Net cash inflows (outflows) in 2006 were £2,209 million from operating activities, £(102) million from investing activities, and £(522) million from financing activities. In 2005, net cash inflows (outflows) were £(199) million from operating activities, £30 million from investing activities, and £(678) million from financing activities. In 2004, net cash inflows (outflows) were £850 million from operating activities, £(97) million from investing activities, and £902 million from financing activities, including the proceeds from the rights issue of £1,021 million.

        The Group held cash and cash equivalents of £5,071 million at December 31, 2006 compared with £3,586 million and £4,341 million at December 31, 2005 and 2004 respectively.

Item 6. Directors, Senior Management and Employees

        The Prudential Board of directors currently consists of 13 directors. Since January 2006, the following Board changes took place: Nick Prettejohn, Lord Turnbull and Barry Stowe were appointed as directors on January 1, 2006, May 18, 2006 and November 1, 2006 respectively. Rob Rowley, Mark Norbom and Roberto Mendoza ceased to be directors on May 18, 2006, December 14, 2006 and May 17, 2007 respectively.

        Set forth below are the names, ages, positions, business experience and principal business activities performed by the current directors of Prudential, as well as the dates of their initial appointment as directors. Ages given are as at April 30, 2007.

Sir David Clementi FCA MBA (Age 58)
Chairman and Chairman of the Nomination Committee

        Sir David Clementi has been Chairman of Prudential since December 2002. In 2005, he was appointed as President of the Investment Property Forum. In 2003, he joined the Financial Services Authority's Financial Capability Steering Group, and was appointed by the Secretary of State for Constitutional Affairs to carry out a review of the regulation of legal services in England and Wales, which was completed in 2004. In 2003, he also joined the Financial Reporting Council, and became a non-executive director of Rio Tinto plc. He is also a board member of the Royal Opera House. From 1997 to 2002 he was Deputy Governor of the Bank of England. During this time, he served as a member of the Monetary Policy Committee and as a non-executive director of the Financial Services Authority. From 1975 to 1997 he worked for the Kleinwort Benson Group, latterly as Chief Executive.

Mark Tucker ACA (Age 49)
Group Chief Executive

        Mark Tucker was re-appointed as an executive director in May 2005, when he also became Group Chief Executive. From May 2004 to March 2005 he was Group Finance Director, HBOS plc and director of Halifax plc. Previously, he was an executive director of Prudential from 1999 to 2003, and from 1993 to 2003 he was Chief Executive of Prudential Corporation Asia, and also held senior positions in Prudential's businesses in the United Kingdom and the United States. He first joined Prudential in 1986, having previously been a tax consultant at PriceWaterhouse UK in London.

Philip Broadley FCA (Age 46)
Group Finance Director

        Philip Broadley has been an executive director of Prudential and Group Finance Director since May 2000. He is currently Chairman of the 100 Group of Finance Directors and a member of the Insurance Advisory Group of the International Accounting Standards Board. He is also President of the Przezornosc Charitable Foundation, which has been established in Poland in recognition of former policyholders with whom Prudential lost contact. Previously, he was with the UK firm of Arthur Andersen, where he became a partner in 1993.

Clark Manning FSA MAAA (Age 48)
Executive director

        Clark Manning has been an executive director of Prudential since January 2002. He is also President and Chief Executive Officer of Jackson National Life Insurance Company. He was previously Chief Operating Officer, Senior Vice President and Chief Actuary of Jackson National Life Insurance Company, which he joined in 1995. Prior to that, he was Senior Vice President and Chief Actuary for SunAmerica Inc, and prior to that Consulting Actuary at Milliman & Robertson Inc. He has more than 25 years' experience in the life insurance industry, and holds both a bachelor's degree in actuarial science and an

MBA from the University of Texas. He also holds professional designations of Fellow of the Society of Actuaries (FSA) and Member of the American Academy of Actuaries (MAAA).

Michael McLintock (Age 46)
Executive director

        Michael McLintock has been an executive director of Prudential since September 2000. He is also Chief Executive of M&G, a position he held at the time of M&G's acquisition by Prudential in 1999. He joined M&G in 1992. He is also a non-executive director of Close Brothers Group plc.

Nick Prettejohn (Age 46)
Executive director

        Nick Prettejohn has been an executive director of Prudential and Chief Executive, Prudential UK and Europe since January 1, 2006. He is also a board member of the ABI, Deputy Chairman of the Financial Services Practitioner Panel, and a board member of the Royal Opera House. Previously, he was Chief Executive of Lloyd's of London from 1999 until 2005. He joined the Corporation of Lloyd's in 1995 as Head of Strategy, and played a key role in the Reconstruction and Renewal process, which reorganized Lloyd's after the losses of the late 1980s and early 1990s. Following the successful completion of the reorganization in 1996, he became Managing Director of Lloyd's Business Development Unit and in 1998 he also assumed responsibility for Lloyd's North America business unit. Prior to his appointment to Lloyd's, he was responsible for corporate strategy at National Freight Corporation plc, and prior to that he was a partner at management consultants Bain and Co and a director of private equity company Apax Partners.

Barry Stowe (Age 49)
Executive director

        Barry Stowe has been an executive director of Prudential since November 1, 2006, and Chief Executive, Prudential Corporation Asia since October 9, 2006. Previously, he was President, Accident & Health Worldwide for AIG Life Companies. He joined AIG in 1995, and prior to that was President and CEO of NISUS, a subsidiary of Pan-American Life, from 1992-1995. Prior to NISUS, he spent 12 years at Willis Corroon in the United States.

Keki Dadiseth FCA (Age 61)
Independent non-executive director and member of the Audit and Remuneration Committee

        Keki Dadiseth has been an independent non-executive director of Prudential since April 2005. During 2006, he was appointed as a non-executive director of ICICI Prudential Life Assurance Company Limited and ICICI Prudential Trust Limited. He is also a member of the Advisory Board of Marsh & McLennan Companies Inc. and an International Advisor to Goldman Sachs. In addition, he is a director of Nicholas Piramal Limited, Siemens Limited, Britannia Industries Limited and The Indian Hotels Company Limited, all quoted on the Bombay Stock Exchange. He is also a director of the Indian School of Business and acts as a trustee of a number of Indian charities. Before he retired from Unilever in 2005, he was Director, Home and Personal Care, responsible for the HPC business of Unilever worldwide, a Board member of Unilever PLC and Unilever N.V. and a member of Unilever's Executive Committee. He joined Hindustan Lever Ltd in India in 1973.

Michael Garrett (Age 64)
Independent non-executive director and member of the Remuneration Committee

        Michael Garrett has been an independent non-executive director of Prudential since September 2004. He worked for Nestlé from 1961, becoming Head of Japan (1990 - 1993), and then

Zone Director and Member of the Executive Board, responsible for Asia and Oceania, and in 1996 his responsibilities were expanded to include Africa and the Middle East. He retired as Executive Vice President of Nestlé in 2005. In addition, he served the Government of Australia as Chairman of the Food Industry Council and as a Member of the Industry Council of Australia, and was also a member of the Advisory Committee for an APEC (Asia-Pacific Economic Cooperation) Food System, a Member of The Turkish Prime Minister's Advisory Group and the WTO (World Trade Organization) Business Advisory Council in Switzerland. He remains a director of Nestlé companies in India and Japan, and was appointed Chairman of the Evian Group in 2001, a think tank and forum for dialogue promoting free trade. He also serves as a non-executive director on the Boards of the Bobst Group Switzerland and Hasbro Inc. in the United States, and is a member of the Finance and Performance Review Committee of The Prince of Wales International Business Leaders Forum (IBLF).

Bridget Macaskill (Age 58)
Independent non-executive director, Chairman of the Remuneration Committee, and member of the Nomination Committee

        Bridget Macaskill has been an independent non-executive director of Prudential since September 2003. She rejoined the Board of Prudential having previously resigned due to a potential conflict of interest in 2001. She has been a member of the Remuneration Committee since 2003 and became Chairman of the Remuneration Committee on May 18, 2006. She is a non-executive director of the Federal National Mortgage Association (Fannie Mae) and Scottish & Newcastle PLC. She was previously a non-executive director of J Sainsbury Plc. Prior to that she spent 18 years at OppenheimerFunds Inc, a major New York based investment management company, the final 10 years of which she was Chief Executive Officer.

Kathleen O'Donovan ACA (Age 49)
Independent non-executive director and Chairman of the Audit Committee

        Kathleen O'Donovan has been an independent non-executive director of Prudential since May 2003. She has been a member of the Audit Committee since 2003 and became Chairman of the Audit Committee on May 18, 2006. She is a non-executive director and Chairman of the Audit Committee of Great Portland Estates PLC and a non-executive director of ARM Holdings plc. She is also Chairman of the Invensys Pension Scheme. Previously, she was a non-executive director and Chairman of the Audit Committees of the EMI Group plc and the Court of the Bank of England, and a non-executive director of O2 plc. Prior to that, she was Chief Financial Officer of BTR and Invensys, and before that she was a partner at Ernst & Young.

James Ross (Age 68)
Senior independent non-executive director and member of the Audit and Nomination Committee

        James Ross has been an independent non-executive director since May 2004 and the Senior Independent Director since May 2006. He holds non-executive directorships with McGraw Hill and Datacard in the United States and Schneider Electric in France. He is also Chairman of the Leadership Foundation for Higher Education. He was previously Chairman of National Grid plc and Littlewoods plc.

        He was also Chief Executive of Cable and Wireless plc and Chairman and Chief Executive of BP America Inc., and a Managing Director of the British Petroleum Company plc.

Lord Turnbull KCB CVO (Age 62)
Independent non-executive director and member of the Audit Committee

        Lord Turnbull has been an independent non-executive director of Prudential since May 18, 2006, and a member of the Audit Committee since January 1, 2007. He entered the House of Lords as a Life Peer in 2005. In 2002 he became Secretary of the Cabinet and Head of the Home Civil Service until he retired in 2005. Prior to that, he held a number of positions in the civil service, including Permanent Secretary at HM Treasury; Permanent Secretary at the Department of the Environment (later Environment, Transport and the Regions); Private Secretary (Economics) to the Prime Minister; and Principal Private Secretary to Margaret Thatcher and then John Major. He joined HM Treasury in 1970. Lord Turnbull is a non-executive director of Frontier Economics Ltd, The British Land Company PLC and the Arup Group. He also works part-time as a Senior Advisor to the London partners of Booz Allen Hamilton (UK).

Other Executive Officers

        The heads of Prudential's business units, UK Insurance Operations, M&G, Jackson National Life and Prudential Corporation Asia are also directors of Prudential, as set forth above. For information relating to the compensation paid or accrued to all Prudential directors and the other senior executive officer, see below.

Service Contracts

Chairman's letter of appointment and benefits

        The Chairman, Sir David Clementi, is paid an annual fee and the contractual notice periods are 12 months from either party. The Chairman participates in a medical insurance scheme, has life assurance cover and has the use of a car and driver. He is entitled to a supplement to his fees, intended for pension purposes. He is not a member of any Group pension scheme providing retirement benefits.

Directors' service contracts and letters of appointment

        Executive directors have contracts that terminate on their normal retirement date. Following the new Age Discrimination legislation in the United Kingdom, the normal retirement date for the executive directors except Clark Manning was changed to the date of their 65th birthday. The normal retirement date for Clark Manning is the date of his 60th birthday. The normal notice of termination the Company is required to give executive directors is 12 months, although for newly appointed directors there may be an initial contractual period of up to two years before the 12 months' notice period applies. When considering termination of service contracts, the Remuneration Committee will have regard to the specific circumstances of each case, including a director's obligation to mitigate his loss.

        The contract for Clark Manning is a renewable one-year fixed-term contract. The contract is renewable automatically upon the same terms and conditions unless the Company or Clark Manning gives at least 90 days' notice prior to the end of the relevant term. In the case of the former, Clark Manning would be entitled to continued payment of salary and benefits for the period of one year from the day such notice is delivered to him. Payments of Clark Manning's salary during the period following the termination of employment would be reduced by the amount of compensation earned by him from any subsequent employer or from any person for whom he performs services. Benefits to be provided during such period would also be cancelled to the extent that comparable benefits were available to him from these alternative sources.

        Executive Directors, with the exception of Michael McLintock, are required to give 12 months' notice of termination to the Company. Michael McLintock is required to give 6 months' notice to the Company.

        Non-executive directors do not have service contracts but are appointed pursuant to letters of appointment with notice periods of six months without liability for compensation.

Benefits and protections

        Executive directors receive certain benefits, principally participation in medical insurance schemes, the provision of a cash allowance for a car (except for Clark Manning) and in some cases the use of a car and driver and security arrangements. No benefits are pensionable. The executive directors' pension arrangements and life assurance provisions are set out in the Directors' pensions and life assurance section on pages 182 and 183.

        Executive directors are eligible to participate in either the Company's UK or International Savings-Related Share Option Scheme (except for Clark Manning). Options granted under these schemes are not subject to performance conditions because the UK plan is an all-employee share scheme governed by specific legislation and the international scheme mirrors it.

        Executive directors are entitled to participate in arrangements in certain M&G investment products on the same terms as available to other members of staff.

        In addition, the Company provides certain protections for directors and senior managers against personal financial exposure that they may incur in their capacity as such. This includes qualifying third party indemnity provisions (as defined under section 309B of the Companies Act 1985) in force for the benefit of the directors of the Company and of associated companies (as defined under section 309A of the Companies Act 1985), both of which were in force throughout 2006 and are currently in force.

Policy on external appointments

        Subject to the Board's approval, executive directors are able to accept external appointments as non-executive directors of other organizations.

Compensation

        In 2006 the aggregate compensation that Prudential paid or accrued to all Prudential executive directors and the other executive officer was £12,870,338 including performance related bonuses paid to executive directors and executive officers and an aggregate pension contribution of £1,166,789 and provision for future benefits.

Remuneration

	Salary/ Fees	Bonus	Other payments	Benefits*	Cash supplements for pension purposes**	Total Emoluments 2006
	(in £ Thousands)
Chairman
Sir David Clementi	473			46	113	632

Executive directors
Philip Broadley(1)	530	477		60	107	1,174
Clark Manning(2,3)	502	1,412		29		1,943
Michael McLintock(4)	320	1,515		59	44	1,938
Mark Norbom(5,6,7) (until December 14, 2006)	491	412	91	196	155	1,345
Nick Prettejohn(8) (from January 1, 2006)	575	368		87	89	1,119
Barry Stowe(9,10) (from September 26, 2006)	133	95		86	33	347
Mark Tucker(11,12)	840	913		126	210	2,089

Total executive directors	3,391	5,192	91	643	638	9,955

Non-executive directors
Keki Dadiseth(13)	71					71
Michael Garrett	56					56
Bridget Macaskill	65					65
Roberto Mendoza	73					73
Kathleen O'Donovan	83					83
James Ross	80					80
Rob Rowley (until May 18, 2006)	35					35
Lord Turnbull (from May 18, 2006)	34					34

Total non-executive directors	497					497

Other executive officer(14)	72	0	548	2	0	622

Overall total	4,433	5,192	639	691	751	11,706

*
Benefits include cash allowances for cars.

**
Pension supplements that are paid in cash are reported in this table for the first time. The policy on pensions is described in the section on Pensions arrangements on page 176. The pension arrangements for current executive directors are described in the section on Directors' pensions and life assurance on page 182.

Notes:

1.
A deferred share award from his 2006 annual bonus valued at £211,947 was made to Philip Broadley. This is included in the 2006 bonus figure.

2.
Clark Manning's bonus figure excludes a contribution of £5,969 from a profit sharing plan, that has been made into a 401k retirement plan. This is included in the table on pension contributions on page 183.

3.
A deferred share award from his 2006 annual bonus valued at $121,360 was made to Clark Manning. This is included in the 2006 bonus figure.

4.
A deferred share award from his 2006 annual bonus valued at £555,000 was made to Michael McLintock. This is included in the 2006 bonus figure.

5.
Mark Norbom's directorship with Prudential plc ended on December 14, 2006 but he remained in employment until January 31, 2007. In connection with the termination of his employment he received a payment of £291,000 and will receive nine successive monthly payments of £55,792. He also continues to receive private medical and life cover, school fees and club memberships until October 31, 2007 and housing benefits until May 5, 2007, unless in each case he finds new employment which provides such benefits.

6.
For 2006 Mark Norbom was also paid £90,603 in dividend equivalents from the awards detailed in the section on Other share awards on page 181. This amount is included in the column headed Other payments.

7.
Mark Norbom's benefits include those that reflect his expatriate status, including costs of £153,071 related to housing.

8.
A deferred share award from his 2006 annual bonus valued at £80,673 was made to Nick Prettejohn. This is included in the 2006 bonus figure.

9.
Barry Stowe joined on September 26, 2006. As part of his appointment terms he was paid $75,000, included in the 2006 bonus in the table above, as compensation for the loss of his 2006 bonus from his previous employer. The exchange rate used is $1.8430 = £1.

10.
Barry Stowe's benefits include those that reflect his expatriate status, including costs of £43,403 related to housing.

11.
A deferred share award from his 2006 annual bonus valued at £492,744 was made to Mark Tucker. This is included in the 2006 bonus figure.

12.
Mark Tucker was eligible to be paid a housing allowance of £11,017 per month until April 30, 2006. This is included in the benefits figure.

13.
Keki Dadiseth is paid an allowance of £10,478 per annum in respect of his accommodation expenses in London whilst on the Company's business, in lieu of reimbursing hotel costs as is the usual practice for directors who are not resident in the United Kingdom.

14.
Paul Gratton who was employed up to February 28, 2006. The payments included in Other payments relates to his termination from the company.

Executive director remuneration

        Total remuneration levels for executive directors are set by reference to levels in their relevant markets and all pay data is externally provided. Prudential's remuneration structure is summarized in the following table.

							Long Term Incentives
							Group Performance Share Plan		Business Unit Performance Plan
			Annual Bonus Plan
Director		Annual Salary from January 1, 2007
	Role		Target		Maximum		Maximum		Maximum
Philip Broadley	Group Finance Director	£567,100	50%		110%		160%		n/a
Clark Manning(1)	Jackson President & CEO	£1,000,000	100%		120%		230%		230%
Michael McLintock(2)	Chief Executive M&G	£320,000	300	%(2)	500	%(2)	100	%(2)	Cash LTIP (2)
Nick Prettejohn	CEO UK	£615,250	50%		110%		130%		130%
Barry Stowe	CEO Asia	£500,000	50%		110%		130%		130%
Mark Tucker	Group Chief Executive	£907,200	75%		125%		200%		n/a

Annual Bonus Plan—Performance driven, paid in cash up to target, with payment for performance above target in the form of deferred shares. Bonuses are based on a combination of Group and Business unit financial measures, and the individual strategic objectives set for each director.

Group Performance Share Plan—Share based plan, driven by Total Shareholder Return (TSR) out-performance of an index comprised of peer companies over three years.

Business Unit Performance Plan—Share and cash based plan (split 50/50), driven by compound annual growth in Shareholder Capital Value (SCV) over three years with stretch targets for each region.

Notes:

(1)
Clark Manning is also eligible to receive an annual bonus which provides for a percentage share of a bonus pool based on the profits of Jackson. He is additionally eligible to participate in a US tax qualified all-employee profit sharing plan.

(2)
The annual bonus plan levels shown for Michael McLintock are for 2006. His remuneration arrangements will be reviewed with investors in 2007.

        All outstanding long-term awards held by the executive directors are detailed on pages 176 to 180.

Annual incentive plans

        The annual incentive for executive directors is aligned with the interests of shareholders in that any part of the annual incentive award made for performance above target will be made in the form of a share award. Receipt of these shares is deferred and the shares are normally only released after three years. Dividends accumulate for the benefit of award holders during the deferral period. Bonuses awarded are not pensionable.

        Annual incentives are based on a combination of Group and business unit financial measures and the individual strategic objectives set for each individual director.

Long term incentive plans

        In 2006 two new long-term incentive plans were approved by shareholders and in 2006 the awards described below were made to executive directors under these plans.

Group Performance Share Plan ("Group PSP")

        The Group PSP delivers shares subject to performance over a three-year period. The performance measure for the award is Prudential's Total Shareholder Return ("TSR") performance compared to an index comprised of peer companies. The vesting schedule is set out in the following table and graph.

Prudential's TSR relative to the index at the end of the performance period	Percentage of Award that vests
Less than index return	0%
Index return	25%
Index return × 110%	75%
Index return × 120%	100%

Companies in the index for 2006 were: Aegon, Allianz, Aviva, Axa, Friends Provident, Generali, ING, Legal & General, Manulife and Old Mutual.

Group Performance Share Plan

        To encourage close alignment with our shareholders' long-term interests, participants will normally be entitled to receive the value of reinvested dividends over the performance period for those shares that vest.

        The Remuneration Committee must also be satisfied that the quality of the underlying financial performance justifies the level of award delivered at the end of the performance period and may adjust awards accordingly at its discretion.

Business Unit Performance Plan ("BUPP")

        The BUPP delivers share and cash-based awards, subject to a three-year performance period. The performance measure under the BUPP is Shareholder Capital Value ("SCV") which is shareholders' capital and reserves on a European Embedded Value ("EEV") basis (using the European Embedded Value Principles for reporting adopted by European insurance companies) for each regional business unit. Payouts depend on the increase in SCV over the performance period, the required growth rates under the award being different for each of Prudential's geographic regions. The vesting schedules for 2006 are set out in the table below.

	Compound annual growth in Shareholder Capital Value over three years
Percentage of Award that vests
	UK	Jackson	Asia
0%	<8%	<8%	<15%
30%	8%	8%	15%
75%	11%	10%	22.5%
100%	14%	12%	30%

Business Unit Performance Plan

        To encourage close alignment with our shareholders' long-term interests, participants will normally be entitled to receive the value of reinvested dividends over the performance period for those shares that vest.

        The Remuneration Committee must also be satisfied that the quality of the underlying financial performance justifies the level of award delivered at the end of the performance period and may adjust awards accordingly at its discretion.

Michael McLintock

        In 2006 Michael McLintock participated in the M&G Chief Executive Long-Term Incentive Plan that provides a cash reward through phantom M&G share awards and options, whose value depends on the profit and fund performance of M&G over the performance period. The change in the phantom share price equals the change in M&G profit, modified up or down by the investment performance of M&G over the performance period. For 2006 the face value of the share award was £225,000. For 2006 the phantom option award had a face value of £367,800. Provided the phantom share options have value, they may be exercised in part or in full during annual exercise periods after three to seven years from the start of the performance period.

Pensions arrangements

        It is the Company's policy to provide efficient pension vehicles to allow executive directors to save for their retirement and to make appropriate contributions to their retirement savings plans. The level of company contribution is related to competitive practice in the executive directors' employment market.

        The executive director employed in the USA is eligible to participate in a 401K approved pension scheme on the same basis as all other US based employees. The executive director employed in Asia is eligible to receive a 25 per cent salary supplement for pension purposes.

        UK executive directors are offered a combination of HMRC approved pension schemes and supplementary provision. Participation in the HMRC approved pension schemes is on the same basis as other employees who joined at the same date, with benefits based on basic salary up to the HMRC earnings cap. For defined benefit schemes, the policy is to retain a notional scheme earnings cap, replicating the HMRC earnings cap, which no longer exists after April 6, 2006 ("A-Day"). No employees with employment offers after June 30, 2003 were eligible for membership of the defined benefit schemes.

        Changes to UK pensions regulations took effect from A-Day. Executive directors were not compensated for the effects of any change in their taxation position as a result of these changes. Prudential reviewed its policy in 2006 and for future UK executive director appointments, its policy is to provide a simple salary supplement of 25 per cent of salary. This will include, where relevant, any company contributions to the staff defined contribution pension plan, which UK executive directors would be eligible to join. This plan has no salary cap. After A-Day, the policy is to discontinue further contributions to Funded Unapproved Retirement Benefit Schemes ("FURBS") which were provided for some UK executive directors before this date.

        The application of this policy to executive directors is described on pages 182 and 183.

Shareholding guidelines

        Executive directors should hold a substantial number of shares according to the following schedule. The executive directors will be encouraged to build up their shareholding over a five-year period.

Group Chief Executive and Chief Executive M&G	2 × salary (interim target of 1 × salary after three years)
Other executive directors	1 × salary

        Shares earned and deferred under the annual incentive plan are included in the guideline.

        At least half the shares released from long-term incentive awards after tax should be retained by the executive director until the guideline is met.

Senior executives' outstanding long-term incentive awards

        The section below sets out the outstanding share awards under the Restricted Share Plan, the Group Performance Share Plan and the awards under additional long-term plans for the executive directors who run specific businesses. These shares are held in trust and represent the conditional awards out of which rights may be granted or shares released, and the end of the relevant performance period, depending on the performance conditions. See "—Long term incentive plans".

Share rights granted under the share-based long term incentive plans

Plan name	Year of initial award	Conditional share awards outstanding at January 1, 2006	Conditional awards in 2006	Market price of 2006 award on date of grant	Releases or rights (options) granted upon vesting in 2006	Conditional share awards outstanding at December 31, 2006		Date of end of performance period (December 31)
		(Number of shares)	(Number of shares)	(pence)	(Number of shares)	(Number of shares)
Philip Broadley
Restricted Share Plan	2003	133,919				—	(1)	2005
Restricted Share Plan	2004	210,713				210,713	(2)	2006
Restricted Share Plan	2005	182,983				182,983	(3)	2007
Group Performance Share Plan	2006		170,127	591.5		170,127	(4)	2008

		527,615	170,127			563,823

Clark Manning
Restricted Share Plan	2003	148,838				—	(1)	2005
Restricted Share Plan	2004	196,174				196,174	(2)	2006
Restricted Share Plan	2005	163,352				163,352	(3)	2007
Group Performance Share Plan	2006		241,415	591.5		241,415	(4)	2008
Business Unit Performance Plan (share element)	2006		120,707	591.5		120,707		2008

		508,364	362,122			721,648

Michael McLintock
Restricted Share Plan	2003	45,620				—	(1)	2005
Restricted Share Plan	2004	67,429				67,429	(2)	2006
Restricted Share Plan	2005	58,555				58,555	(3)	2007
Group Performance Share Plan	2006		64,199	591.5		64,199	(4)	2008

		171,604	64,199			190,183

Mark Norbom
Restricted Share Plan	2004	200,177				200,177	(2)	2006
Restricted Share Plan	2005	182,983				182,983	(5)	2007
Group Performance Share Plan	2006		144,648	591.5		144,648	(6)	2008
Business Unit Performance Plan (share element)	2006		72,324	591.5		72,324	(6)	2008

		383,160	216,972			600,132

Nick Prettejohn
Group Performance Share Plan	2006		149,964	591.5		149,964	(4)	2008
Business Unit Performance Plan (share element)	2006		74,982	591.5		74,982		2008

			224,946			224,946

Mark Tucker
Restricted Share Plan	2005	356,817				356,817	(3)	2007
Group Performance Share Plan	2006		337,044	591.5		337,044	(4)	2008

		356,817	337,044			693,861

Other executive officer		—	—			—

Cash rights granted under the Business Unit Performance Plan

Plan name	Year of initial award	Conditional awards outstanding at January 1, 2006	Conditional awards in 2006	Payments made in 2006	Conditional awards outstanding at December 31, 2006		Date of end of performance period December 31
	(in £ Thousands)
Clark Manning
Business Unit Performance Plan (Cash element)	2006	—	577		577		2008
Mark Norbom
Business Unit Performance Plan (Cash element)	2006	—	361		361	(5)	2008
Nick Prettejohn
Business Unit Performance Plan (Cash element)	2006	—	374		374		2008

Restricted Share Plan awards

        For RSP awards prior to 2004, no rights were granted if the Company's TSR performance as ranked against the comparator group was at the 60th percentile or below. For the 2004 and 2005 awards, no rights are granted if the Company's TSR performance is below 50th percentile. For all awards the maximum grant is made only if the TSR ranking of the Company is 20th percentile or above. Between these points, the size of the grant made is calculated on a straight line sliding scale. In normal circumstances, directors may take up their right to receive shares at any time during the following seven years.

2006 Awards

        The awards made in respect of 2006 run to December 31, 2008. In determining the 2006 conditional share awards the shares were valued at their average share price during the preceding calendar year, and the price used to determine the number of shares was 498.45 pence.

Group Performance Share Plan

        Awards under the Group Performance Share Plan are described on page 174.

Business Unit Performance Plan

        Awards under the Business Unit Performance Plan are described on page 175.

Notes

1.
For awards made in 2003 under the Restricted Share Plan, the Company's TSR was ranked at 71st percentile at the end of the three year performance period ending on December 31, 2005 and as a result the 2003 awards lapsed.

2.
For the 2004 conditional RSP award the ranking of the Company's TSR at the end of the three year performance period ending on December 31, 2006 was 51st out of the remaining 89 companies in the FTSE (56th percentile) and as a result the awards lapsed.

3.
For the awards under the 2005 Restricted Share Plan, as at December 31, 2006, Prudential's TSR performance was ranked at thirty-fourth percentile compared to the FTSE 100 companies.

4.
For the awards made in 2006 under the Group Performance Share Plan, as at December 31, 2006, Prudential's TSR performance was at 106.7 per cent of the TSR performance of the index.

5.
The 2005 RSP awards for Mark Norbom lapsed on the termination of his employment.

6.
All awards granted to Mark Norbom under the 2006 LTIPs lapsed on the termination of his employment.

7.
Mark Wood's directorship ended effective October 17, 2005. Under his 2003 and 2004 conditional RSP awards, the ranking of the Company's TSR in the month prior to his date of resignation of his directorship was below 50th percentile and as a result no release was made from these awards.

8.
For the 2005 conditional RSP award to Mark Wood, the ranking of the Company's TSR in the month prior to his date of resignation of his directorship was 27th and as a result 27.5 per cent of his award was released. This percentage takes into account pro-rating for his service during the three-year performance period.

Other long-term incentive plans

        Details of all outstanding awards under other cash-based long-term incentive plans up to and including 2006 are set out in the table below. The performance period for all awards is three years.

	Year of initial award	Face value of conditional awards outstanding at January 1, 2006	Conditionally awarded in 2006	Payments made in 2006	Face value of conditional awards outstanding at December 31, 2006	Date of end of performance period (December 31)
	(in £ Thousands)
Clark Manning
Business Cash LTIP	2003	1,407		1,467	—	2005
Business Cash LTIP	2004	1,407			1,407	2006
Business Cash LTIP	2005	1,407			1,407	2007

Michael McLintock
Phantom M&G options	2000	184			184	2002
Phantom M&G options	2001	368			368	2003
Phantom M&G options	2002	368			368	2004
Phantom M&G options	2003	368			368	2005
Phantom M&G shares	2003	225		457	—	2005
Phantom M&G options	2004	368			368	2006
Phantom M&G shares	2004	225			225	2006
Phantom M&G options	2005	368			368	2007
Phantom M&G shares	2005	225			225	2007
Phantom M&G options	2006		368		368	2008
Phantom M&G shares	2006		225		225	2008

Mark Norbom
Business Cash LTIP	2004	713			713	2006
Business Cash LTIP	2005	750			750	2007

Total cash payments made in 2006				1,924

Clark Manning

        In 2003, 2004 and 2005 Clark Manning participated in a cash-based long-term plan that rewards the growth in appraisal value of Jackson. The award payout equals an initial award value adjusted by the Prudential plc share price change over the performance period. In order for any award to be made under the 2005 plan, the growth rate over the performance period must be eight per cent per annum compound or greater. At this level of performance, the initial award value is $864,240. If the on-target performance level of 11.5 per cent per annum compound is achieved the initial award value is doubled. If the annual growth rate is at least 17.5 per cent, the payout increases to a maximum of three times the initial award value. For performance between these points, payouts are on a straight line sliding scale.

        For the 2003 award the results led to a payment of $2,703,461. The face values of the awards for Clark Manning are converted at the average exchange rate for 2006 which was $1.8430 = £1 (2005: $1.8192 = £1). For the 2004 Business Cash LTIP, the compound annual growth rate in appraisal value was 21.64 per cent and as a result a payment of $4,028,896 was made.

Michael McLintock

        Michael McLintock's 2003, 2004 and 2005 cash long-term incentive awards were under the M&G Chief Executive Long-Term Incentive Plan that provides a cash reward through phantom M&G share awards and options. For these awards, the phantom share price at the beginning of the performance period was £1. The change in the phantom share price equals the change in M&G profit, modified up or down by the investment performance of M&G, over the performance period. For each year the face value of the share award was £225,000 and the phantom option award had a face value of £367,800. Provided the phantom share options have value, they may be exercised in part or in full during annual exercise periods after three to seven years from the start of the performance period.

        For the 2003 award the phantom share price at the end of the performance period was £2.03. This resulted in a payment from the phantom share award of £456,750 and a phantom option award of 367,800 units. Michael McLintock did not exercise any of these options. For the 2004 award, the phantom share price at the end of the performance period was £2.59. This resulted in a payment of £582,750 from the share element of the award.

Mark Norbom

        Mark Norbom's awards under the Business Cash LTIP for 2004 vested as a result of Asia's performance and a payment of £412,751 was made. On the termination of his employment his award under the 2005 Business Cash LTIP lapsed.

Mark Wood

        Under the terms of the termination of his contract, payments were made to Mark Wood in 2006 from his 2003, 2004 and 2005 LTIP awards, taking into account performance and pro-rating for service during each respective performance period. The payments made to him were respectively £235,000, £180,556 and £103,056.

']

Other share awards

        The table below sets out the share awards that have been made to executive directors under their appointment terms and those deferred from annual incentive plan payouts. The values of the deferred share awards are included in the bonus and total figures in the Remuneration table on page 172. The number of shares is calculated using the average share price over the three business days commencing on the day of the announcement of the Group's annual financial results for the relevant year. For the 2005 awards, which were made in 2006, the average share price was 671 pence.

	Year of initial grant	Conditional share awards outstanding at January 1, 2006 (Number of shares)	Conditionally awarded in 2006 (Number of shares)	Scrip dividends accumulated (Number of shares)	Shares released in 2006 (Number of shares)	Conditional share awards outstanding at December 31, 2006 (Number of shares)		Date of end of restricted period	Shares released in 2006 (Number of shares)	Date of release	Market price at original date of award (pence)	Market price at date of vesting or release (pence)
Philip Broadley
Deferred 2003 annual incentive award	2004	6,229		158		6,387		December 31, 2006
Deferred 2005 annual incentive award[1]	2006		31,160	794		31,954	[1]	December 31, 2008
Michael McLintock
Deferred 2003 annual incentive award	2004	55,702		1,419		57,121		December 31, 2006
Deferred 2004 annual incentive award	2005	91,420		2,330		93,750		December 31, 2007
Deferred 2005 annual incentive award[1]	2006		82,672	2,107		84,779	[1]	December 31, 2008
Mark Norbom
Awards under appointment terms[2]	2004	15,339			15,339	—		January 1, 2006	15,339	March 16, 2006	439	627.5
	2004	89,353				89,353	[2]	January 1, 2007
	2004	31,596				31,596	[2]	January 1, 2008
	2004	15,339				15,339	[2]	January 1, 2009
	2004	414,826				414,826	[2]	February 20, 2013
Deferred 2004 annual incentive award[1]	2005	33,121		844		33,965	[2]	December 31, 2007
Deferred 2005 annual incentive award[1]	2006		17,852	454		18,306	[2]	December 31, 2008
Nick Prettejohn
Awards under appointment terms[3]	2006		10,000		10,000	—		March 31, 2006	10,000	March 31, 2006	627.5	667.5
	2006		40,000		40,000	—		October 31, 2006	40,000	December 15, 2006	627.5	710.5
	2006		16,000			16,000		October 31, 2007
	2006		5,500			5,500		October 31, 2008
Barry Stowe
Awards under appointment terms[4]	2006	—	2,510		2,510			December 21, 2006	2,510	December 27, 2006	702	705
	2006		7,088			7,088		May 1, 2007
	2006	—	7,088			7,088		May 1, 2008
	2006	—	7,088			7,088		May 1, 2009
	2006		28,706			28,706		September 1, 2009
	2006		7,088			7,088		January 1, 2010
	2006		2,110			2,110		May 1, 2010
Mark Tucker
Deferred 2005 annual incentive award[1]	2006		36,282	924		37,206	[1]	December 31, 2008

1.
Under the annual bonus plans, the element of bonus for performance above target is made in the form of a share award deferred for three years. The value of the 2005 deferred share award is included in the total 2005 figure in the Remuneration table on page 172.

2.
Mark Norbom's deferred shares under the 2004 Annual Incentive Plan (33,965 shares) and 2005 Annual Incentive Plan (18,306 shares) were released to him in February 2007. In addition, the 89,353 employer replacement shares which vested on January 1, 2007 were released and the Remuneration Committee exercised its discretion to allow a further 87,403 shares out of his awards under the appointment terms to vest, representing the proportion of the performance period which Mark Norbom had worked in respect of his pension replacement shares. Awards over 374,358 shares granted under the terms of Mark Norbom's appointment lapsed.

3.
In order to secure the appointment of Nick Prettejohn, he was awarded rights to Prudential plc shares that vest as set out in the table. In normal circumstances, releases are conditional on Nick Prettejohn being employed by Prudential at the date of vesting. If there is a change of control of Prudential he may be entitled to retain any unvested awards.

4.
In order to secure the appointment of Barry Stowe, he was awarded rights to Prudential plc American Depositary Receipts, that vest as set out in the table. The figures in the table are the equivalent number of Prudential plc shares (one American Depositary Receipt equals two Prudential plc shares). In normal circumstances, releases are conditional on Barry Stowe being employed by Prudential at the date of vesting. If there is a change of control of Prudential he may be entitled to retain any unvested awards.

5.
Mark Wood's directorship ended with effect from October 17, 2005 and as part of the terms of the termination of his employment, 35,942 deferred shares under the 2004 annual incentive plan were released in 2006.

Directors' pensions and life assurance

        Philip Broadley participates in a non-contributory scheme that provides a pension of 1/60th of Final Pensionable Earnings for each year of service on retirement at age 60. Michael McLintock participates in a contributory scheme that provides a target pension of 2/3rds of Final Pensionable Earnings on retirement at age 60 for an employee with 30 years or more potential service, for which his contribution is 4 per cent of basic salary. In both cases Final Pensionable Earnings are capped by a notional scheme earnings cap which replicates the HMRC earnings cap in force before A-Day (April 6, 2006).

        Philip Broadley and Michael McLintock are entitled to supplements based on the portion of their basic salary not covered for pension benefits under a HMRC approved scheme. These supplements are paid directly to them or, before A-Day, to a FURBS established in their name. They are provided with life assurance cover related to salary over the HMRC earnings cap. The cover is broadly equivalent to the death in service benefits provided under the relevant UK HMRC approved pension scheme.

        Nick Prettejohn is paid a salary supplement and he is a member of the staff defined contribution pension plan, which provides death in service benefits. The company contributions to the pension plan and his salary supplement are in total 25 per cent of his salary.

        Mark Tucker is paid a salary supplement of 25 per cent of his salary. He is also provided with life assurance cover of four times salary.

        Clark Manning participates in a US tax-qualified defined contribution plan (a 401k plan). He is also provided with life assurance cover of two times salary.

        Barry Stowe is paid a salary supplement of 25 per cent of his salary. He is also provided with life assurance cover of four times salary.

        Where supplements for pension purposes are paid in cash, the amounts are included in the table on directors' remuneration on page 172.

        Details of directors' pension entitlements under HMRC approved defined benefit schemes and supplements that are in the form of contributions to FURBS or other pension arrangements paid by the Company are set out in the following table.

				Additional pension earned during year ended December 31, 2006		Transfer value of accrued benefit at December 31(3)
	Age at December 31, 2006	Years of pensionable service at December 31, 2006	Accrued benefit at December 31, 2006	Ignoring inflation on pension earned to December 31, 2005(1)	Allowing for inflation on pension earned to December 31, 2005(2)	2006 B	2005 A	Amount of (B-A) less contributions made by directors during 2006	Contributions to FURBS or other pension and life assurance arrangements(4)
					(in £ Thousands)
Sir David Clementi	57	—	—	—	—	—	—	—	23
Philip Broadley	45	6	12	2	2	111	82	29	38
Clark Manning	48	—	—	—	—	—	—	—	15
Michael McLintock	45	14	34	3	3	397	336	49	43
Mark Norbom	48	—	—	—	—	—	—	—	6
Nick Prettejohn	46	—	—	—	—	—	—	—	55
Barry Stowe	49	—	—	—	—	—	—	—	0
Mark Tucker	49	—	—	—	—	—	—	—	11

Notes

(1)
As required by Stock Exchange Listing rules.

(2)
As required by the Companies Act remuneration regulations.

(3)
The transfer value equivalent has been calculated in accordance with Actuarial Guidance Note GN11.

(4)
Supplements in the form of cash are included in the Remuneration table on page 172.

        No enhancements to the retirement benefits paid to or receivable by directors or former directors other than the discretionary pension increases awarded to all pensioners have been made during the year.

        Total contributions to directors' pension arrangements including cash supplements for pension purposes were £1,161,410 (2005: £1,111,602) of which £138,937 (2005: £361,145) related to money purchase schemes.

        The other executive officer was a member of appropriate local pension arrangements, contributions to which have been included in "—Compensation" above.

Share Ownership

Directors' Shareholdings

        The current shareholding policy is that as a condition of serving, all executive and non-executive directors are required to have beneficial ownership of 2,500 ordinary shares in Prudential. This interest in shares must be acquired within two months of appointment to the Board if the director does not have such an interest upon appointment. Annually, the non-executive directors use the net value of £25,000 of their total annual fees to purchase shares in Prudential. Shares are purchased each quarter and are held at least until retirement from the Board.

        The interests of directors in ordinary shares of Prudential are shown below and include shares acquired under the Share Incentive Plan, the deferred annual incentive awards detailed in the table on other share awards under "—Other share awards" above, and interests in shares awarded on appointment. Awards that remain conditional under the Restricted Share Plan, Prudential Group Performance Share Plan, and Prudential Business Unit Performance Plan are excluded. The interests of directors in office at April 30, 2007 in ordinary shares of the Company are shown below. All interests are beneficial.

Name(1)	Holding as of April 30, 2007	Approximate Percentage of Ordinary Shares
Philip Broadley(2)	102,162	0.0042
Sir David Clementi	38,582	0.0016
Keki Dadiseth	6,015	0.0003
Michael Garrett	19,448	0.0008
Bridget Macaskill	15,378	0.0007
Clark Manning	34,689	0.0015
Michael McLintock	349,128	0.0143
Roberto Mendoza	215,724	0.0089
Kathleen O'Donovan	12,756	0.0006
Nick Prettejohn	69,567	0.0029
James Ross	10,908	0.0005
Barry Stowe(3)	66,678	0.0028
Mark Tucker	271,390	0.0111
Lord Turnbull	4,397	0.0002

(1)
Current information has not been provided on Mark Norbom and Rob Rowley because they were not directors at April 30, 2007 or Paul Gratton because he was not an executive officer of Prudential at April 30, 2007 and Prudential does not maintain any information on their current shareholdings. On resignation Mark Norbom had an interest of 86,559 ordinary shares (at December 14, 2006), Rob Rowley had an interest of 41,564 ordinary shares (at May 18, 2006) and Paul Gratton had an interest of 140,550 ordinary shares (at January 30, 2006).

(2)
The shares in the table include shares purchased under the Prudential Services Limited Share Incentive Plan together with Matching Shares (on a 1:4 basis) that will only be released if the employee remains in employment for three years. For Philip Broadley the total number of Matching Shares at 30 April 2007 was 128.

(3)
Barry Stowe's interest in shares are made up of 33,339 American Depositary Receipts (representing 66,678 ordinary shares).

        Prudential is not owned or controlled directly or indirectly by another corporation or by any government or by any other natural or legal person severally or jointly and Prudential does not know of any arrangements that might result in a change in Prudential's control.

        In addition, Prudential's directors and other executive officers held, as at April 30, 2007, options to purchase 11,827 shares, all of which were issued pursuant to Prudential's Savings-Related Share Option Scheme. These options and plans are described in more detail below under "—Options to Purchase Securities from Prudential" in this section. Neither Paul Gratton nor Michael Harris holds more than 1 per cent of Prudential shares.

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

Name(1)	Options outstanding at April 30, 2007	Exercise price (pence)(2)	Earliest exercise date	Latest exercise date
Mark Tucker	2,297	407	December 1, 2008	May 31, 2009
Philip Broadley	2,716	346	June 1, 2007	November 30, 2007
Michael McLintock	6,153	266	June 1, 2008	November 30, 2008
Nick Prettejohn	661	565	June 1, 2009	November 30, 2009

TOTAL	11,827

(1)
None of Sir David Clementi, Keki Dadiseth, Michael Garrett, Bridget Macaskill, Clark Manning, Roberto Mendoza, Barry Stowe, Kathleen O'Donovan, James Ross, Rob Rowley or Andrew Turnbull holds options to purchase Prudential shares.

(2)
The market price of shares at April 30, 2007 was 749 pence. The highest and lowest share prices during 2006 were 744 pence and 538.5 pence, respectively.

Options to Purchase Securities from Prudential

        As of April 30, 2007, 10,445,647 options were outstanding, which Prudential issued under the Savings-Related Share Option Schemes. As of April 30, 2007 directors and other executive officers held 11,827 of such outstanding options. Except as described above in "—Outstanding Options of Directors and Other Executive Officers," each option represents the right of the bearer to subscribe for one share at a particular pre-determined exercise price at a pre-set exercise date.

        As of April 30, 2007, 5,616 options were outstanding under the Restricted Share Plan. Such outstanding options held by directors or other executive officers are included in the shares set forth under "—Senior Executives' Long-term Incentive Plans" in this section above.

        As of April 30, 2007, 2,944,440 shares were outstanding under the Prudential Jackson National Life US Performance Share Plan, none of which was held by directors or other executive officers.

        As of April 30, 2007, 6,299,642 shares were outstanding under other awards. (587,671 shares were outstanding under the Annual Incentive Plan, 177,758 shares were outstanding under the 1000 Day Plan, 1,198,836 shares were outstanding under the Asia Retention Plan, 286,029 shares were outstanding under the One Off Awards, 2,873,445 shares were outstanding under the Group Performance Share Plan and 1,175,903 shares were outstanding under the Business Unit Performance Plan. Such outstanding awards held by directors or other executive officers are included in the shares set forth under "—Senior Executives' Long-term Incentive Plans" in this section above).

        The aggregate proceeds that would arise if all outstanding options under the Savings-Related Share Option Schemes were exercised is £38 million. The latest expiration dates for exercise or release of the securities underlying the options or awards and the number of options or shares are set out in the table below.

Year of Expiration	Shares Outstanding Under the Prudential Jackson National Life US Performance Share Plan	Options Outstanding Under Restricted Share Plan	Options Outstanding Under Executive Share Option Scheme and Savings-Related Share Option Scheme	Shares Outstanding Under Other Awards	Total
	(In Millions)
2007	0.518	0.002	1.332	0.397	2.249
2008	0.763	0	3.561	3.242	7.566
2009	0.853	0.004	3.066	2.072	5.995
2010	0.81	—	1.548	0.008	2.366
2011	—	—	0.626		0.626
2012	—	—	0.217	0.581	0.798
2013	—	—	0.081		0.081
2014	—	—	0.014	—	0.014

Total	2.944	0.006	10.445	6.3	19.695

Board Practices

        Non-executive directors of Prudential are appointed initially for a three-year term, commencing with their election by shareholders at the first Annual General Meeting following their appointment by the Board. Upon appointment, all directors embark upon a wide-ranging induction program covering, amongst other things, the principal bases of accounting for the Group's results, the role of the audit committee and the ambit of the internal audit function. In addition, they receive detailed briefings on the Group's principal businesses, its product range, the markets in which it operates and the overall competitive environment. Other areas addressed include legal issues affecting directors of financial services companies, the Group's governance arrangements, its investor relations program, as well as its remuneration policies. The appointment is then reviewed towards the end of the three-year period against performance and the requirements of the Company's businesses. All directors are required to submit themselves for re-election by shareholders at regular intervals and at least every three years at the relevant Annual General Meeting.

        The Board has established a number of standing committees of directors. The terms of reference for these committees are reviewed regularly.

Audit Committee

        The Group Audit Committee, which forms a key element of the Group's governance framework, is comprised exclusively of independent non-executive directors. Kathleen O'Donovan is the Chairman of the Group Audit Committee, and Keki Dadiseth, James Ross and Lord Turnbull are members. Kathleen O'Donovan has been a member of the Group Audit Committee since May 8, 2003 and was appointed as Chairman with effect from May 18, 2006, on which date Rob Rowley, the previous Chairman, ceased to be a director of Prudential plc and a member of the Group Audit Committee. Lord Turnbull was appointed on January 1, 2007.

        For the purposes of compliance with the Sarbanes-Oxley Act, the Board has determined that Kathleen O'Donovan qualifies as an "Audit Committee Financial Expert" within the meaning of Item 16A of Form 20-F. See Item 16A "—Audit Committee Financial Expert". Rob Rowley was Prudential's designated "Audit Committee Financial Expert" prior to May 18, 2006.

Role of the Group Audit Committee

        The Committee's principal oversight responsibilities cover:

  •
  internal control and risk management;

  •
  internal audit;

  •
  external audit (including auditor independence); and

  •
  financial reporting.

        The Group Audit Committee has formal terms of reference set by the Board, which are reviewed regularly.

        The Group Audit Committee received presentations from senior management throughout the year, and the standing agenda items also included regular reports from Group-wide Internal Audit, Group Risk, Group Compliance, Group Tax and Group Security.

Meetings

        The Group Audit Committee met nine times during the year. Additionally, by invitation, the Chairman of the Board, the Group Finance Director, the Group Chief Risk Officer, the Company Secretary, the Group-wide Internal Audit Director, and other senior staff from Internal Audit, Group Risk and Group Compliance where appropriate, as well as the external auditor, attended the majority of the meetings.

        The Chairman held preparatory meetings with the Group-wide Internal Auditor, the Group Chief Risk Officer, the external auditor, the Group Finance Director and the Company Secretary before each Group Audit Committee meeting, with the exception of single-issue meetings. A detailed annual agenda has been developed, which Prudential believes assists the Group Audit Committee in addressing all matters for which it is responsible at the appropriate time of year. The principal business of the Group Audit Committee's meetings includes:

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

  •
  auditor independence, external auditor's plans and audit strategy, effectiveness of the external audit process, external auditor's qualifications, expertise and resources, economic service, and recommendations for the appointment/re-appointment of the external auditor;

  •
  framework and effectiveness of the Group's systems of internal control and Turnbull compliance statement;

  •
  effectiveness of the Group Risk Framework and half-yearly key risk report;

  •
  internal audit plan and resources, and monitoring of the audit framework and internal audit effectiveness;

  •
  effectiveness of compliance processes and controls and performance against the Group Compliance Plan;

  •
  audit committee effectiveness and terms of reference;

  •
  Group Security annual report, report on anti-money laundering and reporting of allegations from whistleblowers;

  •
  International Financial Reporting Standards ("IFRS") and practices;

  •
  Supplementary Financial Reporting under European Embedded Value ("EEV"); and

  •
  changes in and implementation of Group Accounting Policies in compliance with International Accounting Standards and practices, including the European CFO Forum Principles and Guidance on Embedded Values and IFRS.

        During the year, the Group Audit Committee's standing agenda items also included reports from Group-wide Internal Audit, Group Risk, Group Compliance, Group Tax and Group Security. In addition, the Group Audit Committee received presentations from some of the business unit chief executives and members of senior management.

        The Group Audit Committee Chairman reported to the Board on matters of particular significance after each Group Audit Committee meeting, and the minutes of Group Audit Committee meetings were circulated to all Board members.

        The Group Audit Committee recognizes the need to meet without the presence of executive management. Such sessions were held in February 2006 with the external and internal auditors, and in September 2006 with the internal auditors.

Business unit audit committees

        Each business unit has its own audit committee whose members and chairmen are independent of the individual business unit. The chairmen of these committees are approved by the Chairman of the Group Audit Committee, and the committees are attended by business unit senior management including the business units' chief executives and heads of finance, risk, compliance and internal audit. Business unit audit committees have similar terms of reference to the Group Audit Committee, and report significant issues to the Group Audit Committee when they arise. They approve the business unit internal audit plans and oversee the adequacy of internal audit resources, receive presentations from external audit, and meet privately with local external audit and the business unit heads of internal audit.

Internal Control and Risk Management

        The Group Audit Committee reviewed the Group's statement on internal control systems prior to its endorsement by the Board. It also reviewed the policies and processes for identifying, assessing and managing business risks. Throughout the year, the Group Audit Committee received the minutes of the Disclosure Committee and the Group Operational Risk Committee and noted their activities.

        Pursuant to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 the Group must assess annually the effectiveness of its internal controls over financial reporting. In common with other companies which must comply with this legislation, this has required the Group to undertake a significant project to document and test its internal controls over financial reporting. The Group Audit Committee has overseen the progress of this project through regular status reports submitted by management in 2006. During the year, the Group's external auditor, KPMG Audit Plc, also reported to the Group Audit Committee on Prudential's progress towards compliance with Section 404. The first annual assessment and related report from the external auditor is included in this Form 20-F on pages 222 and 223 under Item 15.

Internal Audit

        The Group Audit Committee regards its relationship with internal audit as a particularly important one. Group-wide Internal Audit plays an important role in supporting the Group Audit Committee to fulfill its responsibilities under the Combined Code and the Sarbanes-Oxley Act. Each of the Group's business units has an internal audit team, the heads of which report to the Group-wide Internal Audit Director. Group-wide Internal Audit resources, plans and work are overseen by the Group Audit Committee and by business unit audit committees.

        Across the Group, 118 people work for Internal Audit. The Group-wide Internal Audit Director reports functionally to the Group Audit Committee and for management purposes to the Group Chief Risk Officer. During the year, the business unit audit committees reviewed and approved internal audit's plans, resources and the results of its work. Reporting to the Group Audit Committee by Group-wide Internal Audit occurs through formal reports four times during the year and regular private meetings, as well as additional regular private meetings between the Chairman of the Group Audit Committee and the Group-wide Internal Audit Director.

        The Group Audit Committee assesses the effectiveness of the internal audit function through a review carried out by external advisors, and through ongoing dialogue with the Group-wide Internal Audit Director. An external review of internal audit arrangements and standards was conducted in 2006 to determine whether the activities and resources of internal audit are most effectively organized to support the oversight responsibilities of the Group Audit Committee. This review, performed by Deloitte, confirmed that the internal audit function complies with The Institute of Internal Auditors' international standards for the professional practice of internal auditing and is operating effectively.

External Audit

        Details of the Group Audit Committee's responsibilities in respect of the external audit are set out in Item 16c on page 223.

Financial Reporting

        The Group Audit Committee reviewed the interim and annual financial statements before their submission to the Board, paying particular attention to critical accounting policies and practices and any changes in them; decisions requiring a major element of judgment; unusual transactions; clarity of disclosures; significant audit adjustments; the going concern assumption; compliance with accounting standards; and compliance with obligations under the Combined Code and other applicable laws and regulations.

        In addition, the Group Audit Committee is regularly briefed by senior management on developments in International Financial Reporting Standards.

Confidential Reporting

        At each meeting, the Group Audit Committee received and reviewed a report on calls to the confidential reporting line, which is made available to employees to enable them to communicate confidentially on matters of concern, and actions taken in response to these calls. The Group Audit Committee also considered whether any internal control implications arose from communications received. No internal control implications were raised from calls to the confidential helpline.

Audit Committee Effectiveness

        During the year, the Group Audit Committee undertook a formal review of its own effectiveness and the Group Audit Committee is satisfied, based on the findings of this review, that it had been operating as an effective audit committee, meeting all applicable legal and regulatory requirements. Further reviews of the effectiveness of the Group Audit Committee will be undertaken annually.

Remuneration Committee

        The Remuneration Committee is comprised exclusively of independent non-executive directors of Prudential. Bridget Macaskill is the Chairman of the Committee, and Keki Dadiseth and Michael Garrett are members. Bridget Macaskill has been a member of the Committee since September 1, 2003 and was appointed as Chairman with effect from May 18, 2006, on which date Roberto Mendoza resigned as Chairman of the Committee but remained a member until May 17, 2007, on which date he ceased to be a director of Prudential plc and a member of the Remuneration Committee. While the Chairman of the Board and the Group Chief Executive are not members, they attend meetings unless they have a conflict of interest.

        The Remuneration Committee normally has scheduled meetings at least three times a year and a number of additional meetings, as required, to review remuneration policy and the application of that policy. The Remuneration Committee determines the remuneration packages of the Chairman and executive directors, and monitors the level and structure of remuneration for a defined population of senior management as determined by the Board. The Remuneration Committee agreed principles for the level and structure of remuneration for this population. During 2006 a total of nine meetings were held. Except in relation to the remuneration of the Group Chief Executive, when only the Chairman is consulted, the Remuneration Committee consults the Chairman and the Group Chief Executive about its proposals relating to the remuneration of all executive directors. The Remuneration Committee has access to professional advice inside and outside Prudential.

Nomination Committee

        Sir David Clementi is Chairman of the Nomination Committee, and Bridget Macaskill and James Ross are members. Rob Rowley was a member until May 18, 2006, on which date he ceased to be a director of Prudential plc and a member of the Nomination Committee.

        The Nomination Committee is comprised exclusively of independent non-executive directors and the Chairman. The Group Chief Executive is also closely involved in the work of the Nomination Committee and is invited to attend and contribute to meetings of the Nomination Committee. The Nomination Committee meets as required to consider candidates for appointment to the Board and to make recommendations to the Board in respect of those candidates. The Nomination Committee, in consultation with the Board, evaluates the balance of skills, knowledge and experience on the Board and makes recommendations regarding appointments based on merit and against objective criteria and the requirements of the Group's business. In appropriate cases, search consultants are used to identify suitable candidates.

        During 2006, the Nomination Committee held four meetings resulting in the appointment by the Board of Lord Turnbull as a non-executive director on May 18, 2006, and Barry Stowe as an executive director on November 1, 2006.

        During the year, the Nomination Committee continued the search for additional non-executive directors and employed professional search consultants to oversee the initial process. This process is ongoing.

NYSE Corporate Governance Rules compared to Prudential plc's Corporate Governance Practice

        Pursuant to NYSE rule 303A Prudential has disclosed the differences between the NYSE Corporate Governance Rules and its Corporate Governance Practice on its website at http://www.prudential.co.uk.

Employees

        The average numbers of staff employed by the Prudential group, excluding employees of the Venture investment subsidiaries of the PAC with-profits fund, for the following periods were:

	2006	2005	2004
UK operations	10,914	10,708	10,849
US operations	2,863	2,588	2,589
Asian operations	12,114	9,652	8,277

Total	25,891	22,948	21,715

        At December 31, 2006, Prudential employed 26,924 persons. Of the 26,924 employees, approximately 38 per cent were located in the United Kingdom and 51 per cent in Asia and 11 per cent in the United States. In the United Kingdom at December 31, 2006, Prudential had 954 employees paying union subscriptions through the payroll. At December 31, 2006, Prudential had 344 temporary employees in the United Kingdom and 559 in Asia. Prudential did not have a significant number of temporary employees in the United States. At December 31, 2006, Prudential had 295 fixed term contractors in the United Kingdom, 51 in the United States and 569 in Asia.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

        The Financial Services Authority Disclosure and Transparency Rules 2006 provides that a person or corporate entity that acquires an interest of 3 per cent or more in Prudential ordinary shares is required to notify Prudential of that interest. Any subsequent increase or decrease of 1 per cent or more must also be notified. Similarly, a notification is required once the interest falls below 3 per cent. At April 30, 2007 Prudential had received the following notifications:

Significant Changes in Ownership

        In March 2004, Cater Allen International Limited informed Prudential it was interested in 68,165,921 of its ordinary shares, or 3.39 per cent of its ordinary share capital. Further notifications were received from Cater Allen International Limited in March 2004 informing Prudential that it was interested in 90,343,121 of its ordinary shares, or 4.50 per cent of its ordinary share capital, and subsequently that its holding had increased to 92,263,121 ordinary shares, or 4.59 per cent of Prudential's ordinary share capital, and later in March 2004 that it had ceased to have a notifiable interest. In March 2004 Lehman Brothers International (Europe) informed Prudential that it was interested in 102,420,602 of its ordinary shares, or 5.10 per cent of its ordinary share capital. Further notifications were received from Lehman Brothers International (Europe) in March 2004 informing the Company that it was interested in 83,760,737 of Prudential's ordinary shares, or 4.17 per cent of its ordinary share capital and subsequently that its interest had decreased to 66,066,824 of Prudential's ordinary shares, or 3.29 per cent of its ordinary share capital. Subsequently in March 2004 Lehman Brothers International (Europe) informed Prudential that it had ceased to have a notifiable interest in Prudential's ordinary share capital. In April 2004, Aviva plc informed Prudential that it was interested in 60,323,328 of its ordinary shares, or 3.0023 per cent of Prudential's ordinary share capital. Also in April 2004, Morley Fund Management Limited informed Prudential that it was interested in 60,506,819 of its ordinary shares, or 3.01 per cent of Prudential's ordinary share capital. Subsequently in June 2004, both Aviva plc and Morley Fund Management Limited informed Prudential that they had ceased to have a notifiable interest in Prudential's share capital. In July 2004, Prudential received notifications from Legal and General Investment Management Limited that it was interested in 81,326,380 ordinary shares of Prudential, and from Fidelity International Limited and FMR Corp that they together were interested in 77,255,787 ordinary shares of Prudential, or 4.02 per cent and 3.82 per cent respectively of Prudential's ordinary share capital. In August 2004 Prudential received two notifications from Barclays PLC, the first informing it of an interest in 61,406,677 ordinary shares, or 3.035 per cent of Prudential's ordinary share capital, the second informing Prudential that it had ceased to have a notifiable interest in Prudential's ordinary share capital. Also in August 2004, Lehman Brothers International (Europe) informed Prudential that it had a notifiable interest in 108,413,123 ordinary shares, or 5.36 per cent of Prudential's ordinary share capital, and subsequently in September 2004, notifications were received that that interest had decreased to 74,042,089 ordinary shares or 3.66 per cent, and eventually ceased to be a notifiable interest. In October 2004, Prudential received two notifications from Fidelity International Limited and FMR Corp, initially of a combined notifiable interest in 82,567,578 ordinary shares, or 4.08 per cent of Prudential's ordinary share capital, and later of a decrease of that interest to 78,275,627 ordinary shares, or 3.87 per cent. Subsequently in November 2004, Fidelity International Limited and FMR Corp informed Prudential that they together had ceased to have a notifiable interest in the ordinary share capital of Prudential plc.

        In February 2005, Barclays PLC notified Prudential that it had a notifiable interest in 79,033,599 ordinary shares, or 3.33 per cent of Prudential's ordinary share capital, and subsequently, also in February 2005, that its interest had ceased to be notifiable. In March 2005, Prudential received a notification from Cater Allen International Limited that it had a notifiable interest in 88,640,496 ordinary shares, or 3.73 per cent of Prudential's ordinary share capital, and subsequently, also in March 2005, it notified Prudential that its interest had ceased to be notifiable. Also in March 2005, Prudential received notifications from Lehman Brothers International (Europe) that it had a notifiable interest in 99,067,148 ordinary shares, or 4.17 per cent, and subsequently that that interest had decreased to 75,591,074 ordinary shares, or 3.18 per cent of the ordinary share capital, and finally, also in March 2005, that its interest had ceased to be notifiable. In April 2005, Barclays PLC notified Prudential that it had an interest in 94,041,936 ordinary shares, or 3.96 per cent of the ordinary share capital, and later in April 2005 that its interest had ceased to be notifiable. In July 2005, Fidelity Investments notified Prudential that it had an interest in 72,441,901 ordinary shares, or 3.04 per cent of the ordinary share capital. In August 2005, Barclays PLC notified Prudential that it had an interest in 73,951,823 ordinary shares, or 3.10 per cent of the ordinary share capital. Also in August 2005, Deutsche Bank AG notified Prudential that it had an interest in 77,713,900 ordinary shares, or 3.26 per cent of the ordinary share capital, and later in August 2005 that its interest had ceased to be notifiable. In November 2005, UBS AG notified Prudential that it had an interest in 241,298,813 ordinary shares, or 10.11 per cent of the ordinary share capital, and in December 2005 that its interest had ceased to be notifiable. Also in December 2005, Prudential received notification from Fidelity Investments that its interest had ceased to be notifiable.

        In February 2006, Fidelity Investments notified Prudential that it had an interest in 75,706,390 ordinary shares, or 3.13 per cent of the ordinary share capital, and later in December 2006 that its interest had ceased to be notifiable. In March 2006, UBS AG notified Prudential that it had an interest in 75,530,091 ordinary shares, or 3.04 per cent of the ordinary share capital, and later in March 2006 that it had an interest in 250,259,483 ordinary shares, or 10.33 per cent of the ordinary share capital. Also in March 2006, Prudential received notification from Lehman Brothers International (Europe) of an interest in 131,384,250 ordinary shares, or 5.42 per cent of the ordinary share capital. In April 2006, Prudential received notifications from UBS AG and Lehman Brothers International (Europe) that their interests had ceased to be notifiable. In August 2006, Barclays PLC notified Prudential that it had an interest in 74,326,719 ordinary shares, or 3.06 per cent of the ordinary share capital, and subsequently that its interest had increased to 122,896,820 ordinary shares, or 5.06 per cent of the ordinary share capital, and later in August 2006 that its interest had ceased to be notifiable. Also in August 2006, Lehman Brothers International (Europe) informed Prudential that it was interested in 90,397,085 of its ordinary shares, or 3.73 per cent of its ordinary share capital. Further notifications were received from Lehman Brothers International (Europe) in August 2006 informing the Company that it had an interest in

126,451,077 of Prudential's ordinary shares, or 5.22 per cent of its ordinary share capital, and then again that it had an interest in 167,540,854 of Prudential's ordinary shares, or 6.92 per cent of its ordinary share capital and subsequently that its interest had decreased to 101,257,449 of Prudential's ordinary shares, or 4.17 per cent of its ordinary share capital. Subsequently in August 2006 Lehman Brothers International (Europe) informed Prudential that it had ceased to have a notifiable interest in Prudential's ordinary share capital. In October 2006, Barclays PLC notified Prudential that it had an interest in 73,499,119 ordinary shares, or 3.025 per cent of the ordinary share capital.

        In February 2007, Legal and General Investment Management Limited notified Prudential that it had an interest in 110,232,362 ordinary shares, or 4.50 per cent of the ordinary share capital, and subsequently in April 2007 that its interest had increased to 124,077,012 of Prudential's ordinary shares, or 5.07 per cent of its ordinary share capital. In April 2007, Cater Allen International Limited notified Prudential that it had an interest in 75,255,755 ordinary shares, or 3.08 per cent of the ordinary share capital, and subsequently later in April 2007 that its interest had ceased to be notifiable.

Table: Major shareholders at April 30, 2007

Shareholder	Shareholding	% of share capital	Date advised
Barclays PLC	73,499,119	3.025%	October 2006
Legal and General Investment Management Limited	124,077,012	5.07%	April 2007

        Major shareholders of Prudential have the same voting rights per share as other shareholders. See Item 10, "Additional Information—Memorandum and Articles of Association—Voting Rights".

        As of April 30, 2007, there were 132 shareholders holding Prudential ordinary shares in the United States. These shares represented approximately 0.01 per cent of Prudential's issued ordinary share capital. As of April 30, 2007 there were 34 registered Prudential ADR holders. These shares represented by the ADRs held amounted to approximately 0.009 per cent of Prudential's issued ordinary share capital.

        Prudential does not know of any arrangements which may at a subsequent date result in a change of control of Prudential.

Related Party Transactions

        Transactions between the Company and its subsidiaries are eliminated on consolidation.

        In addition, the Company has transactions and outstanding balances with certain unit trusts, Open Ended Investment Companies ("OEICs"), collateralized debt obligations and similar entities, which are not consolidated and where a Group company acts as manager. These entities are regarded as related parties for the purposes of IAS 24. The balances are included in the Group's balance sheet at fair value or amortized cost in accordance with their IAS 39 classifications. The transactions are included in the income statement and include: amounts paid on issue of shares or units, amounts received on cancellation of shares or units and paid in respect of the periodic charge and administration fee.

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

        In 2006, three (2005: two) directors had credit card borrowings with Egg of £2,000 (2005: £7,000). In addition, in 2005 one director had a mortgage with Egg of £118,000 and one director had a life insurance policy with a sum assured of £4.0 million. In 2006 and 2005, other transactions with directors were de minimis both by virtue of their size and in the context of the director's financial positions. As indicated above, all of the above noted transactions are on terms equivalent to those that prevail in arm's length transactions.

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

	Prudential Ordinary Shares		Prudential ADS Actual
Year
	High	Low	High	Low
	(pence)		(US Dollars)
2002	824	333	24.11	10.38
2003	487	281	17.05	9.46
2004	533	386	20.29	14.65
2005	552	445	19.75	16.52
2006	743.5	538.5	28.18	19.61
	Prudential Ordinary Shares		Prudential ADS Actual
Quarter
	High	Low	High	Low
	(pence)		(US Dollars)
2005
First quarter	507	445	19.60	16.52
Second quarter	519	470	19.75	17.58
Third quarter	543	498	19.54	17.81
Fourth quarter	552	463	19.17	16.68
2006
First quarter	744	550	26.32	19.10
Second quarter	677.5	538.5	24.84	19.81
Third quarter	663.5	546	24.96	20.16
Fourth quarter	714.5	623	28.18	23.51
2007
First quarter	742.5	642.5	29.49	24.77

	Prudential Ordinary Shares		Prudential ADS Actual
Month
	High	Low	High	Low
	(pence)		(US Dollars)
December 2006	714.5	652	28.18	26.08
January 2007	725	686	28.81	27.35
February 2007	725	673.5	28.67	26.40
March 2007	742.5	642.5	29.49	24.77
April 2007	754.5	722	30.54	28.89
May 2007	811	746	33.24	30.03

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

        The following is a summary of both the rights of Prudential shareholders and certain provisions of Prudential's memorandum and articles of association. Rights of Prudential shareholders are set out in Prudential's memorandum and articles of association or are provided for by applicable English law. Because it is a summary, it does not contain all the information that is included in Prudential's memorandum and articles of association. A complete copy of Prudential's memorandum and articles of association is filed as an exhibit to this Form 20-F. In addition, these documents may be viewed on Prudential's website at: "www.prudential.co.uk/prudential-plc/aboutpru/corporategovernance/articlesofassociation/"

Share capital

        The issued share capital of Prudential is not currently divided into different classes of shares, however, the authorized share capital consists of 4,000,000,000 ordinary shares of £0.05 each, 2,000,000,000 Sterling Preference Shares of £0.01 each, 2,000,000,000 Dollar Preference Shares of $0.01 each, and 2,000,000,000 Euro Preference Shares of €0.01 each. To date, no preference shares have been issued.

        The Board of Directors shall determine whether the preference shares are to be redeemable, their dividend rights, their rights to a return of capital or to share in the assets of the Company on a winding up or liquidation and their rights to attend and vote at general meetings of the Company prior to the date on which the preference shares are allotted. If the Board of Directors determines prior to any allotment date that the shares are to be redeemable, on redemption the holder of a preference share shall be paid the aggregate of the nominal amount of such preference share, any premium paid by the shareholder on allotment and, if the directors so decide, a redemption premium which shall be calculated in accordance with a formula chosen by the Board of Directors from a selection set out in Prudential's articles of association. No dividend will be payable after the date of redemption of any preference share but dividends accrued at such date will be payable.

        The Board is restricted from capitalizing any amounts available for distribution in respect of any series or class of preference shares without the written consent of the holders of at least three-quarters in nominal value, or an extraordinary resolution passed at a general meeting of the holders of the class or series of preference shares if to do so would mean that the aggregate of the amounts so capitalized would be less than the multiple, if any, determined by the Board of the aggregate amount of the dividends payable in the twelve-month period following the capitalization on the series or class of preference shares and on any other preference shares in issue which rank pari passu in relation to participation in profits.

Dividends and other distributions

        Under English law, Prudential may pay dividends only if distributable profits are available for that purpose. Distributable profits are accumulated, realized profits not previously distributed or capitalized, less accumulated, realized losses not previously written off in a reduction or reorganization of capital. Even if distributable profits are available, Prudential may only pay dividends if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves, including, for example, the share premium account, and the payment of the dividend does not reduce the amount of the net assets to less than that aggregate. Subject to these restrictions, Prudential's directors may recommend to ordinary shareholders that a final dividend be declared, recommend the amount of any such dividend, determine whether to pay a distribution by way of an interim dividend, and the amount of any such interim dividend out of the profits of the Company, but must take into account Prudential's financial position. Following a change in accounting rules, any dividends which are proposed after an accounting period but are still subject to shareholder approval, will no longer be treated as a liability at the balance sheet date; a liability will only arise after such approval has been obtained. Prudential also has authorized preference shares, the terms of which as to redemption and rights to the profits of the Company available for dividend and rights to a return of capital or to share in the surplus assets of the Company on a winding up or liquidation will be determined by the directors prior to each tranche of preference shares being issued. Subject to any such special rights attaching to preference shares in issue, the profits available for distribution and resolved to be distributed are distributed to the ordinary shareholders. Currently, there are no preference shares in issue.

        Prudential's directors or the Company also determine the date on which Prudential pays dividends. Prudential pays dividends to the shareholders on the register on the record date, which the directors or the Company determine, in proportion to the number of shares that those shareholders hold. There are no fixed dates on which entitlements to dividends arise. Interest is not payable on dividends or other amounts payable in respect of shares.

        Prudential's directors have the discretion to offer shareholders the right to elect to receive additional shares (credited as fully paid) instead of all or any part of a cash dividend. The aggregate value of additional shares that a shareholder may receive under such an election is as nearly as possible equal to (but not greater than) the cash amount the shareholder would have received. Prudential does not issue fractions of shares and Prudential's directors may make such provision as they think appropriate to deal with any fractional entitlements. Prudential's directors may exclude shareholders from the right to receive shares instead of cash dividends if Prudential's directors believe that extending the election to such shareholders would violate the laws of any territory or for any other reason the directors consider in their absolute discretion appropriate.

        If a shareholder does not claim a dividend within 12 years of such dividend becoming due for payment, such shareholder forfeits it. Such unclaimed amounts may be invested or otherwise used for Prudential's benefit.

Shareholder Meetings

        English company law provides for shareholders to exercise their power to decide on corporate matters at general meetings. Prudential's articles of association, in accordance with English company law, require the Company to call annual general meetings, at intervals of not longer than 15 months. At annual general meetings, shareholders receive and consider the statutory accounts and the reports by the auditor and the directors, approve the directors' remuneration report, elect and re-elect directors, declare final dividends, approve the appointment and fix, or determine the manner of fixing, the remuneration of Prudential's auditor, and transact any other business which ought to be transacted at a general meeting, either under the articles of association or English company law generally. Extraordinary general meetings to consider specific matters may be held at the discretion of Prudential's directors and must be convened, in accordance with English company law, following the written request of shareholders representing at least one-tenth of the voting rights of the issued and paid-up share capital. The quorum required under Prudential's articles of association for a general meeting is two shareholders present in person or by proxy.

Voting Rights

        Voting at any meeting of shareholders is by show of hands unless a poll (meaning a vote by the number of shares held rather than by a show of hands) is demanded as described below. On a show of hands every shareholder holding ordinary shares who is present in person or in the case of a corporation, its duly authorized corporate representative, has one vote. Proxies are not allowed to vote on a show of hands. On a poll every shareholder who is present in person or by proxy and every duly authorized corporate representative have one vote for every share held. Only the holders of fully paid shares are allowed to attend and be counted in the quorum at meetings, and to vote. If more than one joint shareholder votes, only the vote of the shareholder whose name appears first in the register is counted. A shareholder whose shareholding is registered in the name of a nominee may not attend and vote at a general meeting and may only vote through his or her nominee.

        Resolutions of Prudential's shareholders generally require the approval of a majority of the shareholders to be passed. Such resolutions, referred to as ordinary resolutions, require:

  •
  on a show of hands, a majority in number of the shareholders present and voting in person or (in the case of a corporate shareholder) by an authorized corporate representative to vote in favor, or

  •
  on a poll, more than 50 per cent of the votes cast to be in favor.

        Some resolutions, referred to as special resolutions, however, such as a resolution to amend the memorandum and articles of association, require a 75 per cent majority. Such special resolutions require:

  •
  on a show of hands, at least 75 per cent of the shareholders present and voting in person or (in the case of a corporate shareholder) by an authorized corporate representative to vote in favor, or

  •
  on a poll, at least 75 per cent of the votes cast to be in favor.

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

        The Board may not authorize, create or increase the amount of, any shares of any class or any security convertible into shares of any class or any security which is convertible into shares of any class ranking, as regards rights to participate in the profits or assets in the Company, in priority to a series or class of preference shares without the consent in writing of at least three-quarters in nominal value of, or the sanction of an extraordinary resolution of the holders of such series or class of preference shares.

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

Board of Directors

        Prudential's board of directors manages Prudential's business. However, Prudential's shareholders must approve certain matters, such as changes to the share capital and the election and re-election of directors. Directors are appointed subject to Prudential's articles of association. Prudential's board of directors may fill vacancies and appoint additional directors who hold office until the next annual general meeting. The articles of association require that each director must have beneficial ownership of a given number of ordinary shares. The number of shares is determined by ordinary resolution at a general meeting and is currently 2,500. The minimum number of directors is eight and the maximum number is twenty. Prudential may vary the limits on the number of directors by special resolution. As at April 30, 2007 there are fourteen members on Prudential's board of directors.

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

Disclosure of Interests

        Rule 5.1.2R of the UK Listing Authority's Disclosure and Transparency Rules provides that a person (including a company and other legal entities) who acquires voting rights of 3 per cent or more of an English public company's share capital (e.g., Prudential-issued share capital carrying the right to vote in all circumstances at a general meeting of Prudential) is required to notify Prudential of its interest within two trading days following the day on which it acquires that interest, unless the person acquiring the interest is a non-UK issuer, in which case a four-day deadline applies. After the 3 per cent level is exceeded, similar notifications must be made in respect of increases or decreases of 1 per cent or more. In addition a notification is required once the interest falls below 3 per cent.

        For the purposes of the notification obligations, the holding of voting rights includes shares or financial instruments, held directly or indirectly, including, for example, voting rights held by a third party with whom the person has concluded an agreement, which obliges them to adopt, by concerted exercise of the voting rights they hold, a lasting common policy towards the management of the issuer in question. The indirect holding of voting rights also includes voting rights which a person may exercise as a proxy where that person can exercise the voting rights at his discretion in the absence of specific instructions from the shareholders.

        Some interests in voting rights (e.g., those held by certain investment fund managers) may be disregarded for the purposes of the notification obligation, except at the thresholds of 5 per cent and 10 per cent, applicable to all other notifiable interests in voting rights. In addition, those other notifiable interests must be aggregated with the interests notifiable above 3 per cent.

        Section 793 of the Companies Act 1985 provides that a public company may send a written notice to a person whom the company knows or has reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued, interested in the company's shares. The notice may require that person to confirm such an interest in shares, and in case that person holds or has held an interest in those shares, to give additional information relating to that interest and any other interest in the shares of which that person is aware.

        Where a company serves notice under the provisions described above on a person who is or was interested in shares of the company and that person fails to give the company the information required by the notice within the time specified in the notice, the company may apply to an English court for an order directing that the shares in question be subject to restrictions prohibiting, among other things, any transfer of those shares, the exercise of voting rights in respect of those shares and, other than in liquidation, payments in respect of those shares.

        In addition, under Prudential's articles of association, a shareholder may lose the right to vote his shares if he or any other person appearing to be interested in those shares fails to comply within a prescribed period of time with such a request to give the required information with respect to past or present ownership or interests in those shares, or makes a statement in response to such a request which is in the opinion of the directors false or misleading in any material manner. In the case of holders of 0.25 per cent or more of the issued share capital of Prudential (or any class of the share capital), in addition to disenfranchisement, the sanctions that may be applied by Prudential under its articles of association include withholding the right to receive payment of dividends on those shares, and restrictions on transfers of those shares. In the case of holders of less than 0.25 per cent of the issued share capital of Prudential, the sanction is disenfranchisement alone.

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

Material Contracts

        Prudential operates two primary long-term incentive plans to provide rewards to executive directors and most other executive officers. All executive directors receive awards under the Group Performance Share Plan which is contingent upon the achievement of pre-determined returns to shareholders. Executive directors with regional responsibilities also receive awards under the BUPP, contingent upon the financial performance of the relevant region. See Item 6, "Directors, Senior Management and Employees—Compensation—Senior Executives' Long-term Incentive Plans".

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

  •
  you hold Prudential ordinary shares or ADSs as a capital asset for tax purposes; and

  •
  if you are an individual, you are neither resident nor ordinarily resident in the United Kingdom for UK tax purposes, and do not hold Prudential ordinary shares or ADSs for the purposes of a trade, profession, or vocation that you carry on in the United Kingdom through a branch or agency or if you are a corporation, you are not resident in the UK for UK tax purposes and do not hold the securities for the purpose of a trade carried on in the United Kingdom through a permanent establishment in the United Kingdom.

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

        Beneficial owners of ADSs will be treated as owners of the underlying Prudential ordinary shares for US federal income tax purposes and for purposes of the July 24, 2001 Treaty between the United States and the United Kingdom. Deposits and withdrawals of Prudential ordinary shares in exchange for ADSs will not result in the realization of gain or loss for US federal income tax purposes.

UK Taxation of Dividends

        Under current UK tax law, no tax is required to be withheld in the United Kingdom at source from cash dividends paid to US resident holders.

UK Taxation of Capital Gains

        A holder of Prudential ordinary shares or ADSs who for UK tax purposes is a US corporation that is not resident in the United Kingdom will not be liable for UK taxation on capital gains realized on the disposal of Prudential ordinary shares or ADSs unless at the time of disposal:

  •
  the holder carries on a trade in the United Kingdom through a permanent establishment in the United Kingdom, and

  •
  the Prudential ordinary shares or ADSs are or have been used, held or acquired for use by or for the purposes of such trade or permanent establishment.

        Subject to the comments in the following paragraph, a holder of Prudential ordinary shares or ADSs who, for UK tax purposes, is an individual who is neither resident nor not ordinarily resident in the

United Kingdom will not be liable for UK taxation on capital gains realized on the disposal of Prudential ordinary shares or ADSs unless at the time of the disposal:

  •
  the holder carries on a trade, profession or vocation in the United Kingdom through a branch or agency, and

  •
  the Prudential ordinary shares or ADSs are or have been used, held, or acquired for use by or for the purposes of such trade, profession, or vocation, or for the purposes of such branch or agency.

        A holder of Prudential ordinary shares or ADSs who (1) is an individual who has ceased to be both resident and ordinarily resident for UK tax purposes in the United Kingdom, (2) was both resident and ordinarily resident for UK tax purposes in the United Kingdom for at least four out of the seven UK tax years immediately preceding the year in which he or she ceased to be both resident and ordinarily resident in the United Kingdom, (3) continues to be neither resident nor ordinarily resident in the United Kingdom for a period of less than five tax years and (4) disposes of their Prudential ordinary shares or ADSs during that period of non-residence may also be liable, upon becoming both resident and ordinarily resident in the United Kingdom again for UK tax on capital gains, subject to any available exemption or relief, even though he or she was not resident or ordinarily resident in the United Kingdom at the time of the disposal.

UK Inheritance Tax

        Prudential ordinary shares are assets situated in the United Kingdom for the purposes of UK inheritance tax (the equivalent of US estate and gift tax). Prudential ADSs are likely to be treated in the same manner as the underlying Prudential ordinary shares are situated in the United Kingdom. Subject to the discussion of the UK-US estate tax treaty in the next paragraph, UK inheritance tax may apply if an individual who holds Prudential ordinary shares or ADSs gifts them or dies even if he or she is neither domiciled in the United Kingdom nor deemed to be domiciled there under UK law. For inheritance tax purposes, a transfer of Prudential ordinary shares or ADSs at less than full market value may be treated as a gift for these purposes. Special inheritance tax rules apply (1) to gifts if the donor retains some benefit, (2) to close companies and (3) to trustees of settlements.

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

US Federal Income Tax Treatment of Distributions on Prudential Ordinary Shares or ADSs

        If Prudential pays dividends, you must include those dividends in your income when you receive them. The dividends will be treated as foreign source income. You should determine the amount of your dividend income by converting pounds sterling into US dollars at the exchange rate in effect on the date of your (or the depositary's, in the case of ADSs) receipt of the dividend. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual before January 1, 2011 will be subject to taxation at a maximum rate of 15 per cent if the dividends are "qualified dividends." Dividends received with respect to the ordinary shares or ADSs will be qualified dividends if Prudential was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"). Based on Prudential's audited financial statements and relevant market data, Prudential believes that it was not treated as a PFIC for US federal income tax purposes with respect to its 2006 taxable year. In addition, based on Prudential's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, Prudential does not anticipate becoming a PFIC for its 2007 taxable year.

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

US Information Reporting and Backup Withholding

        Under the US tax code, a US resident holder of Prudential ordinary shares or ADSs may be subject, under certain circumstances, to information reporting and possibly backup withholding with respect to dividends and proceeds from the sale or other disposition of Prudential ordinary shares or ADSs, unless the US resident holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under the backup withholding rules is not additional tax and may be refunded or credited against the US resident holder's federal income tax liability, so long as the required information is furnished to the IRS.

Documents on Display

        Prudential is subject to the informational requirements of the Securities Exchange Act of 1934 applicable to foreign private issuers. In accordance with these requirements, Prudential files its Annual Report on Form 20-F and other documents with the Securities and Exchange Commission. You may read and copy this information at the following location:

Public Reference Room
100 F Street, N.E.
Room 1580
Washington, D.C. 20549

        Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. In addition, some of Prudential's filings with the Securities and Exchange Commission, including all those filed on or after November 4, 2002 are available on the Securities and Exchange Commission's website at http://www.sec.gov, and on the New York Stock Exchange's website at http://www.nyse.com/.

        Prudential also files reports and other documents with the London Stock Exchange. This information may be viewed on the London Stock Exchange's website at http://www.londonstockexchange.com, and those reports and documents not filed electronically may be viewed at the Document Viewing Facility, UK Listing Authority, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, UK. All reports and other documents filed with the London Stock Exchange are also published on Prudential's website at http://www.prudential.co.uk.

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

        The Group Risk Framework requires that all of the Group's businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The risk management of the Group has been given additional focus by the creation in 2005 of a new role of

Group Chief Risk Officer ("CRO"). The CRO oversees all aspects of the Group's risk management, including Financial Risk, Operational Risk, Compliance, and for management purposes, Internal Audit.

        As a provider of financial services, including insurance, the Group's business is the managed acceptance of risk. The system of internal control is an essential and integral part of the risk management process. As part of the annual preparation of its business plan, all of the Group's businesses and functions are required to carry out a review of risks. This involves an assessment of the impact and likelihood of key risks and of the effectiveness of the controls in place to manage them. The assessment is reviewed regularly throughout the year. In addition, business units evaluate opportunities and risks against business objectives regularly with the Group Chief Executive, Group Finance Director and the Group Chief Risk Officer.

        Businesses are required to confirm annually that they have undertaken risk management during the year as required by the Group Risk Framework and that they have reviewed the effectiveness of the system of internal control. The results of these reviews are reported to the Audit Committee, together with the confirmation that the processes described above as required by the Group Risk Framework were in place throughout the period covered by the report. The businesses also confirm that they complied with Internal Control: Guidance on the Combined Code (the Turnbull guidance). In addition, Internal Audit executes a comprehensive risk-based audit plan throughout the Group, with all significant issues arising from the audit reported to the Group Audit Committee.

        The Group's internal control framework includes detailed procedures set down in financial and actuarial procedure manuals. The Group prepares an annual business plan with three-year projections. Executive management and the Board receive monthly reports on the Group's actual performance against plan, together with updated forecasts.

        The insurance operations of the Group all prepare a financial condition report which is presented to the Board, together with regular reports from the Group Finance Director on the financial position of the Group.

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

Financial risks

Foreign exchange risk

        Prudential faces foreign exchange risk, primarily because its presentation currency is pounds sterling, whereas approximately 64 per cent of Prudential's profit after tax for the year ended December 31, 2006 came from Prudential's US and Asian operations. The exposure relating to the translation of reported earnings is not separately managed although its impact is reduced by interest payments on foreign currency borrowings and by the adoption of average exchange rates for the translation of foreign currency revenues.

        Approximately 76 per cent of the Group's IFRS basis shareholders' funds at December 31, 2006 arose in Prudential's US and Asian operations. To mitigate the exposure of the US component there are $1.55 billion of borrowings held centrally. The Group has also entered into a series of forward currency transactions which together form a $2 billion net investment hedge. Net of the currency position arising from these instruments some 43 per cent of the Group's shareholders' funds are represented by net assets in currencies other than sterling.

Liquidity risk

        Liquidity risk is the risk that Prudential may be unable to meet payment of obligations in a timely manner at a reasonable cost or the risk of unexpected increases in the cost of funding at appropriate maturities or rates. Liquidity management in each business seeks to ensure that, even under adverse conditions, Prudential has access to the funds necessary to cover surrenders, withdrawals and maturing liabilities.

        In practice, most of Prudential's invested assets are marketable securities. This, combined with the fact that a large proportion of the liabilities contain discretionary surrender values or surrender charges, reduces the liquidity risk. The Group maintains committed borrowing and securities lending facilities.

Credit risk

        Credit risk is the risk that a counterparty or an issuer of securities, which Prudential holds in its asset portfolio, defaults or another party fails to perform according to the terms of the contract. Some of Prudential's businesses, in particular Jackson, Egg, the PAC with-profits fund and Prudential's UK pension annuity business, hold large amounts of interest-sensitive investments that contain credit risk on which a certain level of defaults is expected. These expected losses are considered when Prudential determines the crediting rates, deposit rates and premium rates for the products that will be supported by these assets. The key shareholder businesses exposed to credit risks are Jackson and Egg.

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

        Compliance risk includes the possibility that transactions may not be enforceable under applicable law or regulation as well as the cost of rectification and fines, and also the possibility that changes in law or regulation could adversely affect Prudential's position. Prudential seeks to minimize compliance risk by seeking to ensure that transactions are properly authorized and by submitting new or unusual transactions to legal advisors for review.

        Prudential is exposed to certain fiscal risks arising from changes in tax laws and enforcement policies and in reviews by taxation authorities of tax positions taken by Prudential in recent years. Prudential manages this risk and risks associated with changes in other legislation and regulation through ongoing review by relevant departments of proposed changes to legislation and by membership of relevant trade and professional committees involved in commenting on draft proposals in these areas.

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

Asset/liability management

        Prudential manages its assets and liabilities locally, in accordance with local regulatory requirements and reflecting the differing types of liabilities Prudential has in each business. As a result of the diversity of products offered by Prudential and the different regulatory environments in which it operates, Prudential employs different methods of asset/liability management, on both an in-force and new business basis. Stochastic modeling of assets and liabilities is undertaken in the Group's insurance operations to assess economic capital requirements for different confidence intervals and time horizons. In addition, reserve adequacy testing under a range of scenarios and dynamic solvency analysis is carried out, including under certain scenarios mandated by the US, the UK and Asian regulators.

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

        For businesses that are most sensitive to interest rate changes, such as immediate annuity business, Prudential uses cash flow analysis to create a portfolio of fixed income securities whose value changes in line with the value of liabilities when interest rates change. This type of analysis helps protect profits from changing interest rates. In the United Kingdom, the cash flow analysis is used in Prudential's annuity and banking business while, in the United States, it is used for its interest-sensitive and fixed index annuities and stable value products such as Guaranteed Investments Contracts (GICs). Perfect matching is not possible for interest-sensitive and fixed index annuities because of the nature of the liabilities (which include guaranteed surrender values) and options for prepayment contained in the assets. The US supervisory authorities require Jackson to calculate projections to test Jackson's ability to run off its liabilities with assets equal to statutory reserves in a number of specified future economic scenarios. If Jackson is unable to satisfy all of these tests, which are carried out at least annually, then it may be required to establish additional statutory reserves.

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

        When presenting regulatory returns to the UK supervisory authorities, the calculation of the statutory liabilities for solvency purposes on the FSA's Peak 1 basis is required to incorporate a "resilience" reserve that is sufficient to ensure that assets equal to the statutory reserves (including the resilience reserve) remain equal to statutory reserves in the event of certain prescribed changes in equity and real estate prices combined with prescribed rises and falls in interest yields.

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

        Some of the Group's products, especially those sold in the United States, have certain guarantee features linked to equity indexes. A mismatch between product liabilities and the performance of the underlying assets backing them exposes the Group to equity index risk. In order to mitigate this risk, the relevant business units purchase swaptions, equity options and futures to match asset performance with liabilities under equity-indexed products.

        The US operations and some of the UK operations hold large amounts of interest-rate sensitive investments that contain credit risks on which a certain level of defaults is expected. These entities have purchased some swaptions in order to manage the default risk on certain underlying assets and hence reduce the amount of regulatory capital held to support the assets.

        Egg used derivative instruments for the purpose of supporting the strategic and operational business activities and reducing and eliminating the risk of loss arising from changes in interest rates and foreign exchange rates. Derivatives were used solely to hedge risk exposures and Egg did not take any trading position in derivatives.

        For the purpose of reducing interest rate risk, Egg used a number of derivative instruments, including interest rate swaps and forward agreements. Additionally, swaps were used to provide caps to the funding cost of the credit card product.

        Egg also made general use of credit default swaps to manage credit risk without changing the underlying product or investment portfolios.

        For the purpose of reducing currency risk, Egg used forward exchange contracts and currency swaps.

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

Pension Annuity Business

        Prudential's UK annuity business employs fixed income investments (including UK retail price index-linked assets) because the liabilities consist of guaranteed payments for as long as each annuitant or surviving partner is alive. Retail price index-linked assets are used to back pension annuities where the payments are linked to the retail price index.

Unit-linked Business

        Except through the second order effect on investment management fees, the unit-linked business of the UK insurance operations is not exposed to market risk. The lack of exposure arises from the contract nature whereby policyholder benefits reflect asset value movements of the unit-linked funds.

Banking Business

        The assets of Prudential's UK banking business consisted of retail mortgages, credit card receivables and personal loans, while the liabilities comprised mostly customer deposits. To the extent that customer deposits exceeded loans, mortgages and credit card receivables, the banking business purchased money market assets.

        The primary market risk to which Egg was exposed is interest rate risk. Interest rate risk arose in Egg as a result of fixed rate, variable rate and non-interest bearing assets and liabilities. Exposure to interest rate movements arose when there was a mismatch between interest rate sensitive assets and liabilities.

        The composition of interest rate risk was closely monitored and managed on a day-to-day basis by Egg's treasury function where professional expertise and systems existed to control it. This was primarily done via asset and liability models that look at the sensitivity of earnings to movements in interest rates to measure overall exposure which may then be hedged in accordance with the policy limits set by management.

        The risks arising from assets and liabilities denominated in foreign currencies were managed by Egg's treasury function within agreed limits set by management. Cash flows generated by the foreign currency assets and liabilities were hedged by using derivative contracts to manage exposure to exchange rate fluctuations.

US Business

        Jackson's main exposures to market risk are through its exposure to interest rate risk and equity risk. Approximately 89 per cent of its general account investments support interest-sensitive and fixed-indexed annuities, life business and surplus and 11 per cent support institutional business. All of these types of business contain considerable interest rate guarantee features and, consequently, require that the assets that support them are primarily fixed income or fixed maturity.

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

        Jackson enters into financial derivative transactions, including swaps, forwards, put-swaptions, futures and options to reduce and manage business risks. These transactions manage the risk of a change in the value, yield, price, cash flows, or quantity of, or a degree of exposure with respect to assets, liabilities or future cash flows, which Jackson has acquired or incurred.

        The types of derivative used by Jackson and their purpose are as follows:

  •
  interest rate swaps generally involve the exchange of fixed and floating payments over the life of the agreement without an exchange of the underlying principal amount. These agreements are used for hedging purposes. At December 31, 2006, the notional amount of interest rate swaps held by Jackson was an asset of £2,407 million and a liability of £1,988 million;

  •
  put-swaption contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. Jackson purchases and writes put-swaptions with maturities up to 10 years. On a net basis, put-swaptions hedge against significant upward movements in interest rates. At December 31, 2006 the notional amount of put swaption contracts held by Jackson was an asset of £13,540 million and a liability of £11,751 million;

  •
  equity index futures contracts and equity index call and put options are used to hedge Jackson's obligations associated with its issuance of fixed indexed immediate and deferred annuities and certain variable annuity guarantees. These annuities and guarantees contain embedded options which are fair valued for accounting and financial reporting purposes. At December 31, 2006, the notional amount of equity index futures contracts and equity index call and put options held by Jackson was an asset of £3,291 million and a liability of £286 million;

  •
  total return swaps in which Jackson receives equity returns or returns based on reference pools of assets in exchange for short-term floating rate payments based on notional amounts, are held for both hedging and investment purposes. At December 31, 2006, the notional amount of total return swaps held by Jackson was an asset of £230 million and a liability of £65 million; and

  •
  cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps and equity index swaps, are entered into for the purpose of hedging Jackson's foreign currency denominated funding agreements supporting trust instrument obligations. At December 31, 2006, the notional amount of cross-currency swaps held by Jackson was an asset of £537 million and a liability of £26 million.

        Jackson is exposed to equity risk through the options embedded in Jackson's fixed indexed liabilities and guarantees included in certain variable annuity benefits including guaranteed minimum death benefit ("GMDB") and guaranteed minimum withdrawal benefit ("GMWB"). This risk is managed using a comprehensive equity hedging program to minimize the risk of a significant economic impact as a result of increases or decreases in equity market levels while taking advantage of naturally offsetting exposures in Jackson's operations. Jackson purchases external futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling separate account fees. As a result of this hedging program, if the equity markets were to increase, Jackson's free-standing derivatives would decrease in value. However, over time, this movement would be broadly offset by increased separate account fees and reserve decreases, net of the related changes to amortization of deferred acquisition costs. Due to the nature of the free-standing and embedded derivatives, this hedge, while highly effective on an economic basis, may not completely mute the immediate impact of the market movements as the free-standing derivatives reset immediately while the hedged liabilities reset more slowly and fees are recognized prospectively. It is estimated that an immediate increase in the equity markets of 10 per cent would result in a net accounting charge of up to £20 million, excluding the impact on future separate account fees. The actual impact on financial results would vary contingent upon the volume of new product sales and lapses, changes to the derivative portfolio, correlation of market returns and various other factors including volatility, interest rates and elapsed time.

        For risk management purposes, the US general account portfolio is divided substantially into assets that support the interest-sensitive life and fixed annuity business, the institutional business and the fixed indexed business. Jackson hedges the equity return risk on fixed indexed products by purchasing futures and options on the relevant index.

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

        The in-force business of the Group's Taiwan life insurance operation includes traditional whole of life policies where the premium rates have been set by the regulator at different points for the industry as a whole. Premium rates were set to give a guaranteed minimum sum assured on death and a guaranteed surrender value on early surrender, based on prevailing interest rates at the time of policy issue. Premium rates also included allowance for mortality and expenses. The required rates of guarantee have fallen over time as interest rates have reduced from a high of eight per cent to current levels of around two per cent. The current low level of bond rates in Taiwan gives rise to a negative spread against the majority of these policies. The current cash cost of funding in-force negative spread in Taiwan is around £40 million a year.

        The profits attaching to these contracts are particularly affected by the rates of return earned, and estimated to be earned, on the assets held to cover liabilities and on future investment income and contract cash flows. The adequacy of the insurance contract liabilities is tested by reference to best estimates of expected investment returns on policy cash flows and reinvested income. The assumed earned rates are used to discount the future cash flows. The assumed earned rates consist of a long-term best estimate determined by consideration of long-term market conditions and rates assumed to be earned in the trending period. For 2005, it was projected that rates of return for Taiwanese bond yields would trend from the then current levels of some two per cent to 5.5 per cent by December 31, 2012. For 2006, it has been assumed that the long-term bond rate will be attained one year later, i.e. by December 31, 2013.

        The liability adequacy test results are sensitive to the attainment of the trended rates during the trending period. Based on the current asset mix, margins in other contracts that are used in the assessment of the liability adequacy tests, and currently assumed future rates of return, if interest rates were to remain at current levels in 2007 and the target date for attainment of the long-term bond yield deferred to December 31, 2014, the premium reserve, net of deferred acquisition costs, would be broadly sufficient. If interest rates were to remain at current levels in 2008 with a further one year delay in the progression period, then some level of write-off of deferred acquisition costs may be necessary. However, the amount of the charge, based on current in-force business, which is estimated at £70-90 million, is sensitive to the previously mentioned variables.

        Furthermore, the actual amount of any write-off would be affected by the impact of new business written between December 31, 2006 and the future reporting dates to the extent that the business is taken into account as part of the liability adequacy testing calculations for the portfolio of contracts.

        The adequacy of the liability is also sensitive to the level of the projected long-term rate. The current long-term assumption of 5.5 per cent has been determined on a prudent best estimate basis by reference to detailed assessments of the financial dynamics of the Taiwanese economy. In the event that the rate applied was altered, the carrying value of the liabilities would potentially be affected.

        At December 31, 2006, if the assumed long-term bond yield applied had been reduced by 0.5 per cent from 5.5 per cent to 5.0 per cent and continued to apply the same progression period to December 31, 2013, by assuming bond yields increase from current levels in equal annual installments to the long-term rate, the premium reserve, net of deferred acquisition costs, would have been insufficient and there would have been a charge of some £60 million to the income statement. The impact of reducing the long-term rate by a further 0.5 per cent to 4.5 per cent would have increased this charge by some £160 million. The primary reason for the reduced level of charge for the initial 0.5 per cent reduction is the current level of margins in the liability adequacy calculation. The effects of additional 0.5 per cent reductions in the assumed long-term rate below 4.5 per cent would be of a similar or slightly higher level to the £160 million noted previously. The effects of changes in any one year reflect the combination of the short-term and long-term factors described above.

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

        As at December 31, 2006, the Group held 16 per cent of its financial assets in currencies, mainly US dollar and Euro, other than the functional currency of the relevant business unit.

        The financial assets, of which 90 per cent are held by the PAC with-profits fund, allow the PAC with-profits fund to obtain exposure to foreign equity markets.

        The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts.

Currency of Core Borrowings

        Prudential is subject to certain interest rate risk and foreign exchange risk on its core borrowings. At December 31, 2006, there was £1,825 million of pounds sterling debt, £890 million, or $1,800 million, of US dollar debt and £348 million, or €520 million of Euro debt. £2,077 million of the core debt was at fixed rates of interest and £986 million has been swapped into floating rates of interest.

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

Foreign Exchange Rate Risk

        Prudential's primary foreign exchange risk relates to the translation of the US operations' profits into pounds sterling. The potential exposure to a 10 per cent adverse fluctuation (appreciation of pounds sterling) in the average US dollar/pounds sterling exchange rates for the years ended December 31, 2006, 2005 and 2004 would have been a reduction in profit after tax of £32 million, £37 million and £34 million in 2006, 2005 and 2004, respectively. Prudential believes this to be a reasonably possible near-term market change.

Interest Rate Risk—Investments

        The following table quantifies the estimated reduction in fair value of investments at December 31, 2006 and 2005, resulting from a 100 basis point increase in interest rates at each date. Prudential believes this to be a reasonably possible near-term market change for both UK and US interest rates.

Amounts in this table do not include investments backing unit-linked, unit trust and variable annuity business.

	December 31, 2006		December 31, 2005
	Fair Value	Estimated Reduction in Fair Value	Fair Value	Estimated Reduction in Fair Value
	£m	£m	£m	£m
United Kingdom—long-term insurance
With-profits fund (including PAL)
Debt securities	28,645	2,620	27,465	2,632
Loans and receivables	1,092	1	908	25

Total With-profits fund	29,737	2,621	28,373	2,657

Shareholder-backed annuities
Debt securities	11,383	1,429	7,259	887
Loans and receivables	84	0	51	5

Total Shareholder-backed annuities	11,467	1,429	7,310	892

SAIF
Debt securities	4,306	339	4,710	377
Loans and receivables	207	1	214	1

Total SAIF	4,513	340	4,924	378

Other UK long-term insurance
Debt securities	1,537	147	2,916	587
Loans and receivables	0	0	12	0

Total Other UK long-term insurance	1,537	147	2,928	587

United Kingdom—banking
Debt securities	1,976	3	2,117	7
Loans and receivables	6,193	0	7,430	0

Total UK banking	8,169	3	9,547	7

United States—insurance
Debt securities	20,146	857	24,290	1,095
Loans and receivables	3,308	118	3,679	132

Total US insurance	23,454	975	27,969	1,227

Total	78,877	5,515	81,051	5,748

        A 100 basis point increase in interest rates would have reduced the fair value of the total investments by £5,515 million and £5,748 million at December 31, 2006 and 2005, respectively. The change in estimated reduction in fair value relates primarily to the increase in interest sensitive assets held. The profit impact would be as follows:

  •
  United Kingdom—with-profits fund (including Prudential Annuities Limited). Of the reduction in value, £2,620 million and £2,632 million, at December 31, 2006 and 2005, respectively, relates to debt securities, which are designated as fair value through profit and loss in accordance with IAS39. This reduction would be borne in the first instance by the unallocated surplus. Consequently, the impact on profit would be limited to the impact on current and future bonus declarations and the impact to shareholders would be limited to a maximum of one-ninth of the total cost of declared bonuses. The loans and receivables are held at amortized cost and therefore changes in fair value do not directly affect profit.

  •
  United Kingdom—SAIF. The reduction of £339 million and £377 million relates to debt securities at December 31, 2006 and 2005, respectively. This reduction would not impact profit because the profits of this business are wholly attributable to the former Scottish Amicable policyholders.

  •
  United Kingdom—shareholder-backed annuities and other insurance. The reduction in value of £1,576 million and £1,474 million at December 31, 2006 and 2005, respectively, would be directly reflected in profit.

  •
  United States—insurance. Of the reduction in value of £975 million and £1,227 million at December 31, 2006 and 2005, respectively, £857 million and £1,095 million would be reflected in equity as the US operations debt securities are mostly held at available-for-sale. £118 million and £132 million at December 31, 2006 and 2005, respectively, would not directly be reflected in profit as loans and receivables are held at amortized cost.

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

	December 31, 2006			December 31, 2005
	Carrying Value	Fair Value	Estimated Increase in Fair Value	Carrying Value	Fair Value	Estimated Increase in Fair Value
	£m	£m	£m	£m	£m	£m
Long-term borrowings
Central companies
Guaranteed bonds, £150 million aggregate principal amount, 9.375% due 2007	150	152	1	150	160	2
Bonds, £249 million aggregate principal amount, 5.5% due 2009(1)	248	249	5	249	257	7
Bonds, €500 million aggregate principal amount, 5.75% due 2021(2)	335	357	16	341	383	38
Bonds, £300 million aggregate principal amount, 6.875% due 2023	300	350	41	300	369	39
Bonds, £250 million aggregate principal amount, 5.875% due 2029	249	271	37	249	287	37
Bonds, £435 million aggregate principal amount, 6.125%, due 2031	427	467	65	426	504	58
Capital securities, $1,000 million 6.5% perpetual(3)	484	515	10	554	552	72
Capital securities, $250 million 6.75% perpetual	125	131	3	142	149	2
Capital securities, $300 million 6.5% perpetual(4)	154	156	5	169	177	1
Medium Term Notes, €20 million, 2023(5)	13	13	0	14	14	0

Total central companies	2,485	2,661	183	2,594	2,852	256

Egg
Bonds, £250 million aggregate principal amount, 7.5% due 2013	250	266	15	250	285	17
Bonds, £200 million aggregate principal amount, 6.875% due 2021	201	212	16	201	229	25

Total Egg	451	478	31	451	514	42

Long-term business
Guaranteed bonds, £100 million, principal amount, 8.5% undated subordinated	100	122	11	100	131	21
Surplus notes, $250 million principal amount, 8.15% due 2027	127	158	17	145	183	21

Total long-term business	227	280	28	245	314	42

Total	3,163	3,419	242	3,290	3,680	340

(1)
In February 2006, £1.3 million of the original bond issue of £250 million was redeemed.

(2)
The €500 million 5.75 per cent borrowings have been swapped into borrowings of £333 million with interest payable at six month £Libor plus 0.962 per cent.

(3)
Interest on the $1,000 million 6.5 per cent borrowings has been swapped into floating rate payments at three month $Libor plus 0.80 per cent.

(4)
Interest on the $300 million 6.5 per cent borrowings has been swapped into floating rate payments at three month $Libor plus 0.0225 per cent.

(5)
The €20 million Medium Term Subordinated Notes were issued at 20-year Euro Constant Maturity Swap (capped at 6.5 per cent). These have been swapped into borrowings of £14 million with interest payable at three month £Libor plus 1.2 per cent.

        There is no impact on profit at December 31, 2006 and 2005 as a result of these reductions in interest rates because the liabilities are recognized in the financial statements at carrying value, which is equal to their amortized cost.

Equity Market Risk

        The following table quantifies the estimated reduction in fair value of investments at December 31, 2006 and 2005, resulting from a 10 per cent decline in the value of equity and real estate values at each date. Prudential believes this to be a reasonably possible near-term market change for both UK and US equities and for both UK and US real estate. Amounts in this table do not include investments backing unit-linked, unit trust and variable annuity business. Prudential does not hold equity investments in its UK banking portfolio.

	December 31, 2006		December 31, 2005
	Fair Value	Estimated Reduction in Fair Value	Fair Value	Estimated Reduction in Fair Value
	£m	£m	£m	£m
United Kingdom—long-term insurance
With-profits fund (including PAL)
Equity securities	41,241	4,124	40,339	4,034
Real estate	10,555	1,056	9,962	996

Sub-total	51,796	5,180	50,301	5,030

Shareholder-backed annuities
Equity securities	20	2	6	1
Real estate	201	20	198	20

Sub-total	221	22	204	21

SAIF
Equity securities	7,509	751	7,515	752
Real estate	1,437	144	1,586	159

Sub-total	8,946	895	9,101	911

Other UK long-term insurance
Equity securities	39	4	1	0
Real estate	3	0	5	1

Sub-total	42	4	6	1

United States—insurance
Equity securities	343	34	273	27
Real estate	20	2	41	4

Sub-total	363	36	314	31

Total	61,368	6,137	59,926	5,994

        As shown by the table above, a 10 per cent decline in the value of equities and real estate would reduce the value of those investments by £6,137 million and £5,994 million at December 31, 2006 and 2005, respectively.

        For the United Kingdom with-profits fund the reduction in fair value of £5,180 million and £5,030 million for December 31, 2006 and 2005, respectively, would be borne in the first instance by the unallocated surplus. Consequently the impact on profit would be limited to the impact on current and future bonus declarations and the impact to shareholders would be limited to a maximum of one-ninth of the total cost of declared bonuses.

        For SAIF, the reduction in fair value of £895 million and £911 million for December 31, 2006 and 2005, respectively, would not impact profit because the profits of this business are wholly attributable to the former Scottish Amicable policyholders.

        The remaining reduction in fair value of £62 million and £53 million for December 31, 2006 and 2005, respectively, would be directly reflected in profit.

Derivative Contracts

        At December 31, 2006 and 2005, the net market value exposure of derivatives was a gain of £294 million and a loss of £134 million, respectively. The tables below show the sensitivity of those derivatives, measured in terms of fair value, to equity and real estate market increases and decreases of 10 per cent and to interest rate increases and decreases of 100 basis points. Prudential believes these increases and decreases to be reasonably possible near-term market changes. These exposures will change as a result of ongoing portfolio and risk management activities.

	December 31, 2006			December 31, 2005
	10% Equity & Real Estate Increase Increase/(decrease) in Fair Value	Fair Value	10% Equity & Real Estate Decrease Increase/(decrease) in Fair Value	10% Equity & Real Estate Increase Increase/(decrease) in Fair Value	Fair Value	10% Equity & Real Estate Decrease Increase/(decrease) in Fair Value
	£m	£m	£m	£m	£m	£m
United Kingdom—long-term insurance
With-profits fund (including PAL)	42	160	(36)	44	(93)	(44)
Shareholder-backed annuities	24	18	(21)	13	19	(13)
SAIF	(12)	30	12	(8)	9	8
United Kingdom—Banking	0	(76)	0	0	(27)	0
United States—insurance	2	162	25	17	(42)	10

Total	56	294	(20)	66	(134)	(39)

	December 31, 2006			December 31, 2005
	100 bp Interest Rate Increase Increase/(decrease) in Fair Value	Fair Value	100 bp Interest Rate Decrease Increase/(decrease) in Fair Value	100 bp Interest Rate Increase Increase/(decrease) in Fair Value	Fair Value	100 bp Interest Rate Decrease Increase/(decrease) in Fair Value
	£m	£m	£m	£m	£m	£m
United Kingdom—long-term insurance
With-profits fund (including PAL)	(99)	160	123	(74)	(93)	107
Shareholder-backed annuities	(14)	18	19	12	19	(6)
SAIF	(32)	30	66	(36)	9	75
United Kingdom—Banking	24	(76)	(24)	14	(27)	(14)
United States—insurance	111	162	(94)	167	(42)	(153)

Total	(10)	294	90	83	(134)	9

Long-term Insurance Contracts

        At December 31, 2006 and 2005, the aggregate carrying value of total policyholder liabilities and unallocated surplus of with-profits funds net of the reinsurance share of insurance contract liabilities was £177,709 million and £169,112 million, respectively, and the fair value was estimated to be £171,314 million and £164,005 million, respectively. The fair value of the policyholder liabilities and the unallocated surplus is sensitive to changes in the fair value of investments in the with-profits fund because increases in the fair value of such investments would result in increases in future bonuses for the with-profits contracts. A 10 per cent increase in the fair value of total investments would result in an increase in the fair value of the technical provisions and the fund for future appropriations of £17,131 million and £16,401 million at December 31, 2006 and 2005, respectively. Prudential believes this to be a reasonably possible near-term market change for the fair value of investments.

Limitations

        The above sensitivities do not consider that assets and liabilities are actively managed and may vary at the time any actual market movement occurs. There are strategies in place to minimize the exposure to market fluctuations. For example, as market indices fluctuate, Prudential would take certain actions including selling investments, changing investment portfolio allocation, and adjusting bonuses credited to policyholders. In addition, these analyzes do not consider the effect of market changes on new business generated in the future.

        Other limitations on the sensitivities include: the use of hypothetical market movements to demonstrate potential risk that only represent Prudential's view of reasonably possible near-term market changes and that cannot be predicted with any certainty; the assumption that interest rates in all countries move identically; the assumption that all global currencies move in tandem with the US dollar against pounds sterling; and the lack of consideration of the inter-relation of interest rates, equity markets and foreign currency exchange rates.

Item 13. Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14. Material Modifications to the Rights of Security Holders

        None.

Item 15. Controls and Procedures

        Management has evaluated, with the participation of Prudential's Group Chief Executive and Group Finance Director, the effectiveness of Prudential's disclosure controls and procedures as at December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Prudential's evaluation, the Group Chief Executive and Group Finance Director concluded that as of December 31, 2006 Prudential's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Prudential in the reports Prudential files and submits under the Securities Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms and that it is accumulated and communicated to Prudential's management, including the Group Chief Executive and Group Finance Director, as appropriate to allow timely decisions regarding required disclosure.

        From December 31, 2006, the Group is required to undertake an annual assessment of the effectiveness of internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act. In accordance with the requirements of Section 404 the following report is provided by management in respect of the Group's internal control over financial reporting (as defined in Rules 13a-15(f) and 15-d-15(f) under the US Securities Exchange Act of 1934):

        Management acknowledges its responsibility for establishing and maintaining adequate control over financial reporting for the Group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards ("IFRS"), including reconciliations required under US GAAP.

        Management has conducted, with the participation of Prudential's Group Chief Executive and Group Finance Director, an evaluation of the effectiveness of internal control over financial reporting based on the framework in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on the assessment under these criteria, Management has concluded that, as of December 31, 2006, the Group's internal control over financial reporting was effective. In addition, there have been no changes in the Group's internal control over financial reporting during 2006 that have materially affected, or are reasonably likely to affect materially, the Group's internal control over financial reporting.

        Management's assessment, as well as the effectiveness of internal control over financial reporting, as of December 31, 2006, have been audited by KPMG Audit Plc. The audit report on internal control over financial reporting is shown below.

        KPMG Audit Plc, which has audited the consolidated financial statements of the Group for the year ended December 31, 2006, has also audited management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of the Group's internal control over financial reporting under Auditing Standard No. 2 of the Public Company Accounting Oversight Board (United States).

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Prudential plc

        We have audited management's assessment, included in the accompanying Management's Annual Report in Internal Control over Financial Reporting that Prudential plc ("Prudential"), maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Prudential's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Prudential's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, management's assessment that Prudential maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by COSO. Also in our opinion, Prudential maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by COSO.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Prudential and subsidiaries as of December 31, 2006 and 2005 and the related consolidated income statement, statement of changes in equity and consolidated cash flow statement for each of the years in the three-year period ended December 31, 2006 and our report dated June 28, 2007 expressed an unqualified opinion on those financial statements.

June 28, 2007	By:	/s/ KPMG AUDIT PLC KPMG Audit Plc London, England

Item 16A. Audit Committee Financial Expert

        The Board has determined that Kathleen O'Donovan, Chairman of the Audit Committee, qualifies as an audit committee financial expert within the meaning of Item 16A of Form 20-F, and that Ms O'Donovan is independent as defined by the New York Stock Exchange Corporate Governance Standards.

Item 16B. Code of Ethics

        Prudential has a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act, (which Prudential calls its Code of Business Conduct) which applies to the Group Chief Executive, the Group Finance Director, the Group Chief Risk Officer and persons performing similar functions as well as to all other employees. Prudential's Code of Business Conduct is available on its website at www.prudential.co.uk. If Prudential amends the provisions of the Code of Business Conduct, as it applies to the Group Chief Executive, Group Finance Director and the Group Chief Risk Officer or if Prudential grants any waiver of such provisions, the Company will disclose such amendment or waiver on the Prudential website. There were no amendments to, or waivers from, the Code of Business Conduct in 2006. On June 21, 2007, the Code of Business Conduct was revised to incorporate a clause on anti-money laundering and financial crime. This is now available on Prudential's website at www.prudential.co.uk.

Item 16C. Principal Accountant Fees and Services

        The Group Audit Committee has a key oversight role in relation to the external auditor, KPMG Audit Plc, whose primary relationship is with the Group Audit Committee. The Group's Auditor Independence Policy seeks to ensure that the independence and objectivity of the external auditor is not impaired, and that the Group maintains a sufficient choice of appropriately qualified audit firms. The policy sets out four key principles which underpin the provision of non-audit services by the external auditor, namely that the auditor should not:

  •
  audit its own firm's work;

  •
  make management decisions for the Group;

  •
  have a mutuality of financial interest with the Group; or

  •
  be put in the role of advocate for the Group.

        The Group Audit Committee reviewed and updated the policy in December 2005.

        The Group has a policy that at least once every five years, the Group Audit Committee undertakes a formal review to assess whether the external audit should be re-tendered. The external audit was last put out to competitive tender in 1999 when the present auditor was appointed. In both July 2005 and 2006, the Group Audit Committee formally considered the need to re-tender the external audit service and concluded that, given the significant changes in accounting and regulatory requirements, the interests of the Company were better served by retaining the existing auditor through a period of transition. In addition, the Group Audit Committee concluded that there was nothing in the performance of the auditor requiring a change, except a rotation of audit partner, in line with the Auditing Practices Board Ethical Statements and the Sarbanes-Oxley Act, which the Group is effecting following the approval of its 2006 UK Annual Report earlier this year.

        During the year, the Group Audit Committee assessed the qualification, expertise and resources, effectiveness and independence of the external auditor. In addition to the questioning of the external auditor and the Group Finance Director, which is a regular feature of meetings, the review of the effectiveness of the external audit process was conducted through a questionnaire-based exercise administered by Group-wide Internal Audit, supplemented by interviews with senior finance staff and Group Audit Committee members.

        For the year ended December 31, 2006, the Group Audit Committee approved fees of £10.1 million for audit services and other services supplied by its auditor pursuant to relevant legislation. In addition, the Group Audit Committee approved other fees of £2.4 million, not related to audit work, and in accordance with the Group's Auditor Independence Policy, these fees were approved prior to work commencing. These non-audit related fees amounted to 19 per cent of total fees paid to its auditor, KPMG Audit Plc. The Group Audit Committee reviewed the non-audit services being provided to the Group by its auditor at regular intervals in 2006. These services primarily related to comfort and attestation letters, to assurance services associated with the implementation of Sarbanes-Oxley, to accounting and regulatory requirements, and to corporate finance transactions.

        Total fees payable to KPMG for the fiscal years ended December 31, 2006 and 2005 are set out below:

	2006	Restated 2005
	(in £ Millions)
Fees payable to Prudential's auditor for the audit of Prudential's annual accounts	2.3	2.2
Fees payable to Prudential's auditor and its associates for other services:
Audit of subsidiaries and associates pursuant to legislation	3.8	3.6
Other services supplied pursuant to legislation	4.0	1.4
Other services relating to taxation	0.2	0.5
Services relating to corporate finance transactions	0.7	0.9
All other services	1.3	4.2

Total	12.3	12.8

        In addition, there were fees of £0.2 million (2005: £0.1 million) for the audit of pension schemes.

        2006

        Fees of £2.3 million for the audit of Prudential's annual accounts comprised statutory audit fees of £0.9 million, US GAAP audit fees of £0.8 million and EEV reporting audit fees of £0.6 million. Fees of £3.8 million for audit of subsidiaries and associates pursuant to legislation mainly related to the audit of local and statutory accounts and to statutory audit work in connection with the submission of results to be consolidated in Prudential's annual accounts.

        Fees of £4.0 million for other services supplied pursuant to legislation comprised of Sarbanes-Oxley reporting of £2.6 million, interim and regulatory reporting of £0.7 million.

        Fees of £0.2 million for services relating to taxation related to tax compliance throughout the Group. Fees of £0.7 million for services relating to corporate finance transactions related to work in connection with a business proposal received and to due diligence work.

        Fees of £1.3 million for all other services comprised services in respect of accounting and regulatory requirements of £0.5 million services in respect of attestation letters of £0.5 million, and services in respect of Sarbanes-Oxley requirements of £0.3 million.

        2005

        Fees of £2.2 million for the audit of Prudential's annual accounts comprised statutory audit fees of £0.7 million, US GAAP fees of £0.8 million and EEV reporting audit fees of £0.7 million. Fees of £3.6 million for audit of subsidiaries and associates pursuant to legislation mainly related to the audit of local and statutory accounts and to statutory audit work in connection with the submission of results to be consolidated in Prudential's annual accounts.

        Fees of £1.4 million for other services supplied pursuant to legislation comprised interim reporting of £0.7 million.

        Fees of £0.5 million for services relating to taxation compliance throughout the Group. Fees of £0.9 million for services relating to corporate finance transactions related to the acquisition of the minority interest in Egg and to due diligence work.

        Fees of £4.2 million for all other services comprised services in respect of Sarbanes-Oxley requirements of £2.2 million, services in respect of accounting and regulatory requirements of £1.4 million and of £0.6 million services in respect of comfort and attestation letters

        Tax fees of £0.2 million related to tax compliance work in respect of federal and state tax returns for the Group's US operations.

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

Item 16E. Purchases of Equity Securities by Prudential plc and Affiliated Purchasers.

        The following table sets forth information with respect to purchases made by or on behalf of Prudential or any "affiliated purchasers" (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) of Prudential's ordinary shares or American depositary shares for the year ended December 31, 2006.

Period	Total Number of Shares Purchased(1)(2)	Average Price Paid Per Share (£)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under Plans or Programs
January 1 - January 31	13,155	5.722	N/A	N/A
February 1 - February 28	14,871	5.8973
March 1 - March 31	14,288	5.8304
April 1 - April 30	12,865	6.3941
May 1 - May 31	12,555	6.3645
June 1 - June 30	14,794	5.6330
July 1 - July 31	14,412	5.8055
August 1 - August 31	15,123	5.9434
September 1 - September 30	13,093	5.8425
October 1 - October 31	2,185,520	6.2088
November 1 - November 30	13,818	6.445
December 1 - December 31	11,154	6.8337

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

(3)
24,886 shares were acquired by employee benefit trusts in lieu of receiving dividends as part of Prudential's scrip dividend alternative program in May and October 2006.

Item 18. Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Prudential plc

        We have audited the accompanying consolidated balance sheet of Prudential plc and subsidiaries (together "Company") as of December 31, 2006 and 2005 and the related consolidated income statement, statement of changes in equity and consolidated cash flow statement for the each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Prudential plc and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with International Financial Reporting Standards ("IFRS") as adopted by the European Union ("EU"). IFRS as adopted by the EU vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note J to the consolidated financial statements.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated June 28, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

June 28, 2007	By:	/s/ KPMG AUDIT PLC KPMG Audit Plc London, England

Prudential plc and Subsidiaries

Consolidated Income Statements

Years ended December 31

	2006	2005	2004
	(In £ Million, Except Per Share Amounts)
Gross premiums earned	16,157	15,225	16,408
Outward reinsurance premiums	(171)	(197)	(256)

Earned premiums, net of reinsurance	15,986	15,028	16,152

Investment income	17,904	24,013	15,750
Other income	2,055	2,084	2,002

Total revenue, net of reinsurance	35,945	41,125	33,904

Benefits and claims and movement in unallocated surplus of with-profits funds	(28,421)	(33,100)	(26,593)
Acquisition costs and other operating expenditure	(5,243)	(5,552)	(5,563)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(210)	(208)	(187)
Goodwill impairment charge	—	(120)	—

Total charges	(33,874)	(38,980)	(32,343)

Profit before tax*	2,071	2,145	1,561
Tax attributable to policyholders' returns	(849)	(1,147)	(711)

Profit before tax attributable to shareholders	1,222	998	850
Tax expense	(1,196)	(1,388)	(951)
Less: tax attributable to policyholders' returns	849	1,147	711
Tax attributable to shareholders' profits	(347)	(241)	(240)

Profit from continuing operations after tax	875	757	610
Discontinued operations (net of tax)	—	3	(94)

Profit for the year	875	760	516

Attributable to:
Equity holders of the Company	874	748	517
Minority interests	1	12	(1)

Profit for the year	875	760	516

Earnings per share
Basic (based on 2,413m, 2,365m and 2,121m shares respectively):
Based on profit from continuing operations attributable to the equity holders of the Company	36.2p	31.5p	27.5p
Based on profit (loss) from discontinued operations attributable to the equity holders of the Company	—	0.1p	(3.1)p

	36.2p	31.6p	24.4p

Diluted (based on 2,416m, 2,369m and 2,124m shares respectively):
Based on profit from continuing operations attributable to the equity holders of the Company	36.2p	31.5p	27.5p
Based on profit (loss) from discontinued operations attributable to the equity holders of the Company	—	0.1p	(3.1)p

	36.2p	31.6p	24.4p

*
Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits.

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Statement of Changes in Equity

Year ended December 31

	2006
	Share capital	Share premium	Retained earnings	Translation reserve	Available for-sale reserve	Hedging reserve	Shareholders' equity	Minority interests	Total equity
	(In £ Millions)
Reserves
Profit for the year			874				874	1	875
Items recognized directly in equity:
Exchange movements				(224)			(224)		(224)
Movement on cash flow hedges						7	7		7
Unrealized valuation movements on securities classified as available-for-sale:
Unrealized holding losses arising during the year					(210)		(210)		(210)
Less losses included in the income statement					7		7		7

					(203)		(203)		(203)
Related change in amortization of deferred income and acquisition costs					75		75		75
Related tax				(74)	50	(2)	(26)		(26)

Total items of income and expense recognized directly in equity				(298)	(78)	5	(371)		(371)

Total income and expense for the year			874	(298)	(78)	5	503	1	504
Dividends			(399)				(399)		(399)
Reserve movements in respect of share-based payments			15				15		15
Change in minority interests arising principally from purchase and sale of venture investment companies and property partnerships of the PAC with-profits fund and of other investments								43	43
Acquisition of Egg minority interests			(167)				(167)	(84)	(251)
Share capital and share premium
New share capital subscribed	3	333					336		336
Transfer to retained earnings in respect of shares issued in lieu of cash dividends		(75)	75
Treasury shares
Movement in own shares in respect of share-based payment plans			6				6		6
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS			0				0		0

Net increase (decrease) in equity	3	258	404	(298)	(78)	5	294	(40)	254

At beginning of year	119	1,564	3,236	173	105	(3)	5,194	172	5,366

At end of year	122	1,822	3,640	(125)	27	2	5,488	132	5,620

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Statement of Changes in Equity

Year ended December 31

	2005
	Share capital	Share premium	Retained earnings	Translation reserve	Available for-sale reserve	Hedging reserve	Shareholders' equity	Minority interests	Total equity
	(In £ Millions)
Reserves
Profit for the year			748				748	12	760
Items recognized directly in equity:
Exchange movements				268			268		268
Movement on cash flow hedges						(4)	(4)	1	(3)
Unrealized valuation movements on securities classified as available-for-sale:
Unrealized holding losses arising during the year					(773)		(773)		(773)
Less reclassification adjustment for losses included in the income statement					22		22		22

Unrealized investment losses, net					(751)		(751)		(751)
Related change in amortization of deferred income and acquisition costs					307		307		307
Related tax				65	152	1	218		218

Total items recognized directly in equity				333	(292)	(3)	38	1	39

Total income and expense for the year			748	333	(292)	(3)	786	13	799
Comulative effect of changes in accounting policies on adoption of IAS 32, IAS 39 and IFRS 4, net of applicable taxes at January 1, 2005		2	(173)		397		226	(3)	223
Dividends			(380)				(380)		(380)
Reserve movements in respect of share-based payments			15				15	(1)	14
Change in minority interests arising principally from purchase and sale of venture investment companies and property partnerships of the PAC with-profits fund								26	26
Share capital and share premium
New share capital subscribed	0	55					55		55
Transfer to retained earnings in respect of shares issued in lieu of cash dividends		(51)	51
Treasury shares
Movement in own shares in respect of share-based payment plans			0				0		0
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS			3				3		3

Net increase (decrease) in equity		6	264	333	105	(3)	705	35	740

At beginning of year	119	1,558	2,972	(160)			4,489	137	4,626

At end of year	119	1,564	3,236	173	105	(3)	5,194	172	5,366

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Statement of Changes in Equity

Year ended December 31

	2004
	Share capital	Share premium	Retained earnings	Translation reserve	Shareholders' equity	Minority interests	Total equity
	(In £ Millions)
Reserves
Profit for the year			517		517	(1)	516
Items recognized directly in equity:
Exchange movements				(172)	(172)		(172)
Related tax				12	12		12

Total items recognized directly in equity				(160)	(160)		(160)

Total income and expense for the year			517	(160)	357	(1)	356
Dividends			(323)		(323)		(323)
Reserve movements in respect of share-based payments			10		10		10
Change in minority interests arising principally from purchase and sale of venture investment companies and property partnerships of the PAC with-profits fund						1	1
Share capital and share premium
Proceeds from Rights Issue, net of expenses	17	1,004			1,021		1,021
Other new share capital subscribed	2	117			119		119
Transfer to retained earnings in respect of shares issued in lieu of cash dividends		(116)	116		0		0
Treasury shares
Movement in own shares in respect of share-based payment plans			(2)		(2)		(2)
Movement on Prudential plc shares purchased by unit trusts consolidated under IFRS			14		14		14

Net increase in equity	19	1,005	332	(160)	1,196	0	1,196

At beginning of year	100	553	2,640		3,293	137	3,430

At end of year	119	1,558	2,972	(160)	4,489	137	4,626

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Balance Sheets

December 31

Assets	2006	2005
	(In £ Millions)
Intangible assets attributable to shareholders:
Goodwill	1,341	1,341
Deferred acquisition costs and acquired in-force value of long-term business contracts	2,497	2,405

Total	3,838	3,746

Intangible assets attributable to PAC with-profits fund:
In respect of acquired venture fund investment subsidiaries	830	679
Deferred acquisition costs	31	35

Total	861	714

Total	4,699	4,460

Other non-investment and non-cash assets:
Property, plant and equipment	1,133	910
Reinsurers' share of policyholder liabilities	945	1,278
Deferred tax assets	1,012	755
Current tax recoverable	404	231
Accrued investment income	1,900	1,791
Other debtors	1,052	1,305

Total	6,446	6,270

Investments of long-term business, banking and other operations:
Investment properties	14,491	13,180
Investments accounted for using the equity method	6	5
Financial investments:
Loans and receivables	11,573	13,245
Equity securities and portfolio holdings in unit trusts	78,892	71,985
Debt securities	81,719	82,471
Other investments	5,401	3,879
Deposits	7,759	7,627

Total	199,841	192,392

Held for sale assets	463	728
Cash and cash equivalents	5,071	3,586

Total assets	216,520	207,436

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Balance Sheets

December 31

Equity and liabilities	2006	2005
	(In £ Millions)
Equity
Ordinary share capital, 5p par value per share, 4,000 million and 3,000 million shares authorized; 2,444 million and 2,387 million shares issued and outstanding respectively	122	119
Sterling preference share capital, 1p par value per share, 2,000 million and 2,000 million shares authorized, nil and nil shares issued and outstanding respectively	—	—
US dollar preference share capital, 1 cent par value per share, 2,000 million and 2,000 million shares authorized, nil and nil shares issued and outstanding respectively	—	—
Euro preference share capital, 1 cent par value per share, 2,000 million and 2,000 million shares authorized, nil and nil shares issued and outstanding respectively	—	—
Share premium	1,822	1,564
Reserves	3,544	3,511

Shareholders' equity	5488	5194
Minority interests	132	172

Total equity	5,620	5,366

Liabilities
Banking customer accounts	5,554	5,830
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	123,213	120,436
Investment contract liabilities with discretionary participation features	28,733	26,523
Investment contract liabilities without discretionary participation features	13,042	12,026
Unallocated surplus of with-profits funds	13,599	11,330

Total	178,587	170,315

Core structural borrowings of shareholder-financed operations:
Subordinated debt (other than Egg)	1,538	1,646
Other	1,074	1,093

	2,612	2,739

Egg subordinated debt	451	451

Total	3,063	3,190

Other borrowings:
Operational borrowings attributable to shareholder-financed operations	5,609	6,432
Borrowings attributable to with-profits funds	1,776	1,898
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	4,232	4,529
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	2,476	965
Current tax liabilities	1,303	962
Deferred tax liabilities	3,882	3,077
Accruals and deferred income	517	506
Other creditors	1,398	1,478
Provisions	464	972
Other liabilities	1,652	1,770
Held for sale liabilities	387	146

Total	16,311	14,405

Total liabilities	210,900	202,070

Total equity and liabilities	216,520	207,436

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Cash Flow Statements

Years ended December 31

	2006	2005	2004
	(In £ Millions)
Cash flows from operating activities
Profit before tax*	2,071	2,145	1,561
Changes in operating assets and liabilities:
Investments	(13,748)	(21,462)	(14,741)
Banking customer accounts	(276)	(861)	(330)
Other non-investment and non-cash assets	(232)	(957)	(105)
Policyholder liabilities (including unallocated surplus)	13,540	21,113	13,639
Other liabilities (including operational borrowings)	1,136	180	1,061
Interest income and expense and dividend income included in profit before tax	(10,056)	(8,410)	(7,371)
Other non-cash items	198	0	73
Operating cash items:
Interest receipts	6,466	5,946	5,660
Dividend receipts	3,633	2,680	1,853
Tax paid	(523)	(573)	(450)

Net cash flows from operating activities	2,209	(199)	850

Cash flows from investing activities
Purchases of property, plant and equipment	(174)	(160)	(227)
Proceeds from disposal of property, plant and equipment	34	6	4
Costs incurred on purchase of Egg minority interests	(6)	—	—
Acquisition of subsidiaries, net of cash balances	(70)	(68)	(92)
Disposal of subsidiaries, net of cash balances	114	252	218

Net cash flows from investing activities	(102)	30	(97)

Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations:
Issue	—	168	344
Redemption	(1)	(308)	(61)
Interest paid	(204)	(204)	(189)
With-profits operations:
Interest paid	(9)	(9)	(9)
Equity capital:
Issues of ordinary share capital	15	3	1,140
Dividends paid	(323)	(328)	(323)

Net cash flows from financing activities	(522)	(678)	902

Net increase (decrease) in cash and cash equivalents	1,585	(847)	1,655
Cash and cash equivalents at beginning of year	3,586	4,341	2,756
Effect of exchange rate changes on cash and cash equivalents	(100)	92	(70)

Cash and cash equivalents at end of year	5,071	3,586	4,341

*
Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits. It does not represent profit before tax attributable to shareholders.

The accompanying notes are an integral part of these financial statements

G3	Derivatives and hedging	F-144
G4	Derecognition, securitization and collateral	F-148
G5	Impairment of financial assets	F-148
Section H: Other information on balance sheet items
H1	Intangible assets attributable to shareholders	F-151
H2	Intangible assets attributable to the Prudential Assurance Company Limited (PAC) with-profits fund	F-157
H3	Reinsurers' share of policyholder liabilities	F-158
H4	Tax assets and liabilities	F-158
H5	Accrued investment income and other debtors	F-160
H6	Property, plant and equipment	F-161
H7	Investment properties	F-162
H8	Investments in associates and joint ventures	F-164
H9	Assets and liabilities held for sale	F-167
H10	Cash and cash equivalents	F-168
H11	Shareholders' equity: share capital, share premium and reserves	F-168
H12	Insurance contract liabilities and unallocated surplus of with-profits funds	F-171
H13	Borrowings	F-172
H14	Provisions and contingencies	F-175
H15	Other liabilities	F-183
Section I: Other notes
I1	Staff and pension plans	F-183
I2	Share-based payments	F-198
I3	Key management remuneration	F-209
I4	Fees payable to auditor	F-210
I5	Related party transactions	F-210
I6	Subsidiary undertakings	F-211
I7	Commitments	F-216
I8	Post-balance sheet events—sale of Egg Banking plc	F-216
I9	Foreign exchange translation	F-217
I10	Cash flows	F-217
I11	2005 balance sheet—reanalysis of assets and liabilities for acquired venture investment subsidiaries of the PAC with-profits fund	F-217
	Section J: Summary of Material Differences between International Financial Reporting Standards and US Generally Accepted Accounting Principles	F-219
	Section K: Condensed Consolidated US GAAP Financial Statements	F-238

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006

A:    Background and adoption of International Financial Reporting Standards (IFRS)

A1: Nature of operations

        Prudential plc (the Company) together with its subsidiaries (collectively, the Group or Prudential) is an international financial services group with its principal operations in the UK, the US and Asia. The Group operates in the UK through its subsidiaries, primarily The Prudential Assurance Company Limited (PAC), Prudential Annuities Limited (PAL), Prudential Retirement Income Limited (PRIL), M&G Group Limited and Egg plc. On January 29, 2007 the Company announced that it had entered into a binding agreement to sell its Egg banking business to Citi, the sale of which was completed on May 1, 2007, as described in note I8.

        In the US, the Group's principal subsidiary is Jackson National Life Insurance Company (Jackson). The Group also has operations in Hong Kong, Malaysia, Singapore, Taiwan and other Asian countries.

        Prudential offers a wide range of retail financial products and services and fund management services throughout these territories. The retail financial products and services principally include life insurance, pensions and annuities as well as collective investments and deposit and mortgage banking services.

        Long-term business products written in the UK and Asia are principally with-profits deposit administration, other conventional and unitized with-profits policies and non-participating pension annuities in the course of payment. Long-term business also includes linked business written in the UK and Asia. The principal products written by Jackson are interest-sensitive deferred annuities and whole-life policies, variable annuities, guaranteed investment contracts, fixed index deferred annuities and term life insurance.

        Prudential plc is a public limited company incorporated and registered in England and Wales. The registered office is:

Laurence Pountney Hill
London
EC4R 0HH
UK Companies House registered number: 1397169

A2: Basis of preparation

        The consolidated financial statements consolidate the Group and the Group's interest in associates and jointly-controlled entities. The parent company financial statements present information about the Company as a separate entity and not about the Group.

        The consolidated financial statements have been prepared and approved by the directors in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). Were the Group to apply IFRS as published by the IASB, as opposed to EU-endorsed IFRS, no additional adjustments would be required.

        In 2005, the Group early adopted the amendment to IAS 39, 'The Fair Value Option' and IAS 19, 'Employee Benefits' (as amended in 2004).

        The Group has applied all IFRS standards and interpretations adopted by the EU and effective at December 31, 2006.

        The consolidated financial statements do not represent the Prudential's statutory accounts for the purposes of the UK Companies Act 1985. These financial statements are based on the prescribed formats. The Group's external auditors have reported on the 2006, 2005 and 2004 statutory accounts and the accounts have been delivered to the UK Registrar of Companies. The auditors' reports were unqualified and did not contain a statement under Section 237 (2) (inadequate accounting records or returns not agreeing with records and returns) or Section 237 (3) (failure to obtain necessary information and explanations) of the UK Companies Act 1985.

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

        The years "2006", "2005" and "2004" refer to the years ended December 31, 2006, 2005 and 2004 respectively.

A3: Critical accounting policies, estimates and judgements

(a)    Critical accounting policies

        Prudential's discussion and analysis of its financial condition and results of operations are based upon Prudential's consolidated financial statements, which have been prepared in accordance with IFRS adopted for use in the EU. Were the Group to apply IFRS as published by the International Accounting Standards Board, as opposed to EU-adopted IFRS, no additional adjustments would be required.

        The preparation of these financial statements requires Prudential to make estimates and judgements that affect the reported amounts of assets, liabilities, and revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Prudential evaluates its estimates, including those related to long-term business provisioning, the fair value of assets and the declaration of bonus rates. Prudential bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        Critical accounting policies are defined as those that are reflective of significant judgements and uncertainties, and potentially give rise to different results under different assumptions and conditions. Prudential believes that its critical accounting policies are limited to those described below.

        The critical accounting policies in respect of the items discussed below are critical for the Group's results insofar as they relate to the Group's shareholder-financed business, in particular for Jackson. The policies are not critical in respect of the Group's with-profits business. Accordingly, explanation is provided in this note and cross-referenced notes as to why the distinction between with-profits business and shareholder-backed business is relevant.

        The items discussed below and in cross-referenced notes explain the effect of changes in estimates and the effect of reasonably likely changes in the key assumptions underlying these estimates as of the latest balance sheet date so as to provide analysis that recognizes the different accounting effects on profit and loss or equity. In order to provide relevant analysis that is appropriate to the circumstances applicable to the Group's businesses, the explanations refer to types of business, fund structure, the relationship between asset and policyholder liability measurement, and the differences in the method of accounting permitted under IFRS 4 for accounting for insurance contract assets, policyholder liabilities and unallocated surplus of the Group's with-profits funds.

Insurance contract accounting

        With the exception of contracts described in note D1, the Group's life assurance contracts are classified as insurance contracts and investment contracts with discretionary participating features. As permitted by IFRS 4, assets and liabilities of these contracts (see below) are accounted for under previously applied GAAP. Accordingly, except as described below, the modified statutory basis (MSB) of reporting as set out in the revised Statement of Recommended Practice (SORP) issued by the Association of British Insurers (ABI) in November 2003 has been applied for the 2006 and 2005 results.

        From January 1, 2005, the Group has chosen to improve its accounting for UK regulated with-profits funds by the voluntary application of the UK accounting standard FRS 27, 'Life Assurance'. Under this standard, the main accounting changes that were required for UK with-profits funds were:

  •
  derecognition of deferred acquisition costs and related deferred tax; and

  •
  replacement of MSB liabilities with adjusted realistic basis liabilities.

        The primary effect of these changes was to fundamentally alter the basis of accounting and carrying value of deferred acquisition costs (as set out in note H2) and the reported level of unallocated surplus of with-profits funds (as set out in note H12) from January 1, 2005.Under UK GAAP, the fund for future appropriations (FFA) represented the excess of assets over policyholder liabilities for the Group's with-profits funds.

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

        For Jackson, applying the MSB as applicable to overseas operations, the assets and liabilities of insurance contracts are accounted for under insurance accounting prescribed by US GAAP. For Asian operations the local GAAP is applied with adjustments, where necessary, to comply with UK GAAP. For Asian operations in countries where local GAAP is not well established and in which the business written is primarily non-participating business, US GAAP is used as the most appropriate proxy to local GAAP.

        The usage of these bases of accounting has varying effects on the way in which product options and guarantees are measured. For UK regulated with-profits funds, for the 2006 and 2005 results, options and guarantees are valued on a market consistent basis. The basis is described in note D2(d)(ii). For other operations a market consistent basis is not applied under the accounting basis described in note A4. Details of the guarantees, basis of setting assumptions, and sensitivity to altered assumptions are described in notes D3 and D4.

Valuation and accounting presentation of fair value movements of derivatives and debt securities of Jackson

        Under IAS 39, derivatives are required to be carried at fair value. Unless hedge accounting is applied, value movements on derivatives are recognized in the income statement.

        For derivative instruments of Jackson, the Group has considered at length whether it is appropriate to undertake the necessary operational changes to qualify for hedge accounting so as to achieve matching of value movements in hedging instruments and hedged items in the performance statements. In reaching the decision a number of factors were particularly relevant. These were:

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

  •
  the difficulties in applying the macro hedge provisions under IAS 39 (which are more suited to banking arrangements) to Jackson's derivative book;

  •
  the complexity of asset and liability matching of US life insurers such as those with Jackson's product range; and finally

  •
  whether it is possible or desirable, without an unacceptable level of costs and restraint on commercial activity, to achieve the accounting hedge effectiveness required under IAS 39.

        In this regard, the issues surrounding the IAS 39 application are very similar to those considered by other US life insurers when the US financial reporting standard FAS 133 was first applied for US GAAP reporting. Taking account of these considerations the Group has decided that, except for certain minor categories of derivatives, it is not appropriate to seek to achieve hedge accounting under IAS 39 by completely reconfiguring the structure of Jackson's derivative book. As a result of this decision the total income statement results are more volatile as the movements in the value of Jackson's derivatives are reflected within it.

        Under IAS 39, unless carried at amortized cost (subject to impairment provisions where appropriate) under the held-to-maturity category, debt securities are also carried at fair value. The Group has chosen not to classify any financial assets as held-to-maturity. Debt securities of Jackson are designated as available-for-sale with value movements being recorded as movements within shareholders' equity.

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

(b)    Critical accounting estimates and judgements

Investments

Determining the fair value of unquoted investments

        The Group holds financial investments which are not quoted on active markets. Their fair values are determined in full or in part by using valuation techniques. If the market for a financial investment of the Group is not active, the Group establishes fair value by using quotations from independent third parties, such as brokers or by using valuation techniques. The fair values of investments valued using a valuation technique at December 31, 2006 was £4,548 million (December 31, 2005: £4,947 million). The valuation techniques include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. Additional details are explained in note G1.

Determining impairments relating to financial assets

Available-for-sale securities

        Financial investments carried on an available-for-sale basis are represented by Jackson's and Egg's debt securities portfolio. These are considered to be impaired if there has been a significant or prolonged period of decline in fair value below its amortized cost or if there is objective evidence of impairment. The consideration of this requires management's judgement. Among the factors considered is whether the decline in fair value results from a change in quality of the security itself, or from a downward movement in the market as a whole and the likelihood of recovering the carrying value based on the current and short-term prospects of the issuer.

        Unrealized losses that are considered to be primarily the result of market conditions, such as increasing interest rates, unusual market volatility, or industry-related events, and where the Group also believes there is a reasonable expectation for recovery and, furthermore, it has the intent and ability to hold the investment until maturity or the market recovers, are usually determined to be temporary. Prudential's review of fair value involves several criteria, including economic conditions, credit loss experience, other issuer-specific developments and future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial statements, unrealized losses currently in equity may be recognized in the income statement in future periods. Additional details are described in note G5.

Assets held at amortized cost

        Loans and receivables are carried at amortized cost using the effective interest rate method. The loans and receivables include loans collateralised by mortgages, deposits and loans to policyholders. For these assets, the Group measures the amount of any impairment loss by comparing the carrying amount of the asset with the present value of its estimated future cash flows.

        In estimating future cash flows, the Group looks at the expected cash flows of the assets and applies historical loss experience of assets with similar credit risks that has been adjusted for conditions in the historical loss experience which no longer exist or for conditions that are expected to arise. The estimated future cash flows are discounted using the financial asset's original or variable effective interest rate and exclude credit losses that have not yet been incurred.

        The risks inherent in reviewing the impairment of any investment include the risk that market results may differ from expectations; facts and circumstances may change in the future and differ from estimates and assumptions; or the Group may later decide to sell the security as a result of changed circumstances.

        The principal holdings of loans and receivables where credit risk is of particular significance are loans and advances to customers held by Egg. Egg has significant concentrations of credit risk in respect of its unsecured lending on credit cards, personal loans and mortgage lending secured on property in the UK. The table in note E5 details the movements in the allowance for losses on such loans and advances.

        Changes in the estimates of credit risk in any reporting period could result in a change in the allowance for losses on the loans and advances.

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

  (a)
  that are likely to be a significant portion of the total contract benefits;

  (b)
  whose amount or timing is contractually at the discretion of the insurer; and

  (c)
  that are contractually based on asset or fund performance, as discussed in IFRS 4.

        Accordingly, insurers must perform a product classification exercise across their portfolio of contracts issued to determine the allocation to these various categories. IFRS 4 permits the continued usage of previously applied GAAP for insurance contracts and investment contracts with discretionary participating features. Except for UK regulated with-profits funds, as described subsequently, this basis has been applied by the Group.

        For investment contracts that do not contain discretionary participating features, IAS 39 and, where the contract includes an investment management element, IAS 18, apply measurement principles to assets and liabilities attaching to the contract that may diverge from those previously applied. The principal lines of business for which measurement changes arose on adoption of IFRS are certain unit-linked savings and similar contracts in the UK. Further details of this exercise are given in note D1.

Valuation assumptions

(i)    Contracts of with-profits funds

        The Group's insurance contracts and investment contracts with discretionary participating features are primarily with-profits and other protection type policies. For UK regulated with-profits funds, the contract liabilities are valued by reference to the UK Financial Services Authority's (FSA) realistic basis. In aggregate, this basis has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances.

        The basis of determining liabilities for the Group's with-profits business has little or no effect on the results attributable to shareholders. This is because movements on liabilities of the with-profits funds are absorbed by the unallocated surplus. The unallocated surplus represents the excess of assets over liabilities that have yet to be appropriated between policyholders and shareholders. Except through indirect effects, or in remote circumstances as described below, changes to liability assumptions are therefore reflected in the carrying value of the unallocated surplus rather than shareholders' equity.

        A detailed explanation of the basis of liability measurement is contained in note D2(d)(ii).

        The Group's other with-profits contracts are written in with-profits funds that operate in some of the Group's Asian operations. The liabilities for these contracts and those of Prudential Annuities Limited, which is a subsidiary company of the PAC with-profits funds, are determined differently. For these contracts the liabilities are estimated using actuarial methods based on assumptions relating to premiums, interest rates, investment returns, expenses, mortality and surrenders. The assumptions to which the estimation of these reserves is particularly sensitive are the interest rate used to discount the provision and the assumed future mortality experience of policyholders.

        For liabilities determined using the basis described above for UK regulated with-profits funds, and the other liabilities described in the preceding paragraph, changes in estimates arising from the likely range of possible changes in underlying key assumptions have no direct impact on the reported profit.

        This lack of sensitivity reflects the with-profits fund structure, basis of distribution, and the application of previous GAAP to the unallocated surplus of with-profits funds as permitted by IFRS 4. Changes in liabilities of these contracts that are caused by altered estimates are absorbed by the unallocated surplus of the with-profits funds. As noted previously, the unallocated surplus is accounted for as a liability and thus, except in the remote circumstances where support for the funds by shareholders' funds was required, changes in its level do not directly affect shareholders' equity. The Company's obligations and more detail on such circumstances are described in note H14.

(ii)    Other contracts

        Contracts, other than those of with-profits funds, are written in shareholder-backed operations of the Group. The significant shareholder-backed product groupings and the factors that may significantly affect IFRS results due to experience against assumptions or changes of assumptions vary significantly between business units. For some types of business the effect of changes in assumptions may be significant, whilst for others, due to the nature of the product, assumption setting may be of less significance. The nature of the products and the significance of assumptions are discussed in notes D2, D3 and D4. From the perspective of shareholder results the key sensitivity relates to assumed future investment returns for the Taiwan life operation as described in note D4.

Jackson

        Jackson offers individual fixed annuities, fixed index annuities, immediate annuities, variable annuities, individual and variable life insurance and institutional products. With the exception of institutional products and an incidental amount of business for annuity certain contracts, which are accounted for as investment contracts under IAS 39, all of Jackson life assurance contracts are accounted for under IFRS 4 as insurance contracts by applying US GAAP, the previous GAAP used before IFRS adoption. Under US GAAP the requirements of SFAS 60 'Accounting and Reporting for Insurance Enterprises' and SFAS 97 'Accounting and Reporting by Insurance Enterprises for certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments' apply to these contracts. The accounting requirements under these standards and the effect of changes in valuation assumptions are considered below for fixed annuity, variable annuity and traditional life insurance contracts.

        Fixed annuity contracts, which are investment contracts under US GAAP terminology, are accounted for by applying in the first instance a retrospective deposit method to determine the liability for policyholder benefits. This is then augmented by potentially three additional amounts, namely deferred income, any amounts previously assessed against policyholders that are refundable on termination of the contract, and any premium deficiency, i.e., any probable future loss on the contract. These types of contract contain considerable interest rate guarantee features. Notwithstanding the accompanying market risk exposure, except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of Jackson's fixed annuity products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement.

        Variable annuity contracts written by Jackson may provide for guaranteed minimum death, income, or withdrawal features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate assumptions. For variable annuity business the key assumption is the expected long-term level of equity market returns which for 2006 and 2005 was 8.4 per cent per annum determined using a mean reversion methodology. Likely changes to this percentage return are not expected to be significant.

        These returns affect the level of future expected profits through their effects on the fee income with consequential impact on the amortization of deferred acquisition costs as described below and the required level of provision for guaranteed minimum death benefit claims.

        For traditional life insurance contracts, provisions for future policy benefits are determined under SFAS 60 using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation.

        Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and the guaranteed minimum death benefit reserves, the profits of Jackson are relatively insensitive to changes in insurance risk.

Asian operations

        The insurance products written in the Group's Asian operations principally cover with-profits business, unit-linked business, and other non-participating business. The results of with-profits business are relatively insensitive to changes in estimates and assumptions that affect the measurement of policyholder liabilities. As for the UK business, this feature arises because unallocated surplus is accounted for by the Group as a liability. The results of Asian unit-linked business are also relatively insensitive to changes in estimates or assumptions.

        The principal non-participating business in the Group's Asian operations, for which changes in estimates and assumptions are important from year to year, is the traditional whole-life business written in Taiwan. The premiums for the in-force business for these contracts have been set by the regulator at different points for the industry as a whole. Premium rates were set to give a guaranteed minimum sum assured on death and a guaranteed surrender value on early surrender based on prevailing interest rates at the time of policy issue. Premium rates also included an allowance for mortality and expenses. The required rates of guarantee have fallen over time as interest rates have reduced from a high of eight per cent to current levels of around two per cent. The current low bond rates in Taiwan gives rise to a negative spread against the majority of these policies. The current cash costs of funding in force negative spread in Taiwan is around £40 million a year.

        The profits attaching to these contracts are particularly affected by the rates of return earned, and estimated to be earned on, the assets held to cover liabilities and on future investment income and contract cash flows. Under IFRS, the insurance contract liabilities of the Taiwan business are determined on the US GAAP basis as applied previously under UK GAAP. Under this basis the policy liabilities are calculated on sets of assumptions, which are locked-in at the point of policy inception, and a deferred acquisition cost is held in the balance sheet.

        The adequacy of the insurance contract liabilities is tested by reference to best estimates of expected investment returns on policy cash flows and reinvested income. The assumed earned rates are used to discount the future cash flows. The assumed earned rates consist of a long-term best estimate determined by consideration of long-term market conditions, and rates assumed to be earned in the trending in period. For 2005, it was projected that rates of return for Taiwanese bond yields would trend from the then current levels of some two per cent to 5.5 per cent by December 31, 2012. For 2006, it has been assumed that the longer-term bond rate will be attained one year later, i.e. by December 31, 2013.

        The liability adequacy test results are sensitive to the attainment of the trended rates during the trending period. Based on the current asset mix, margins in other contracts that are used in the assessment of the liability adequacy tests, and currently assumed future rates of return, if interest rates were to remain at current levels in 2007, and the target date for attainment of the long-term bond yield deferred to December 31, 2014, the premium reserve, net of deferred acquisition costs, would be broadly sufficient. If interest rates were to remain at current levels in 2008 with a further one year delay in the progression period, then some level of write-off of deferred acquisition costs may be necessary. However, the amount of the charge based on current in-force business which is estimated at £70-90 million, is sensitive for the previously mentioned variables.

        Furthermore, the actual amount of any write-off would be affected by the impact of new business written between December 31, 2006 and the future reporting dates to the extent that the business is taken into account as part of the liability adequacy testing calculations for the portfolio of contracts.

        The adequacy of the liability is also sensitive to the level of the projected long-term rate. The current long-term assumption of 5.5 per cent has been determined on a prudent best estimate basis by reference to detailed assessments of the financial dynamics of the Taiwanese economy. In the event that the rate applied was altered, the carrying value of the deferred acquisition costs and policyholder liabilities would potentially be affected. Details of this sensitivity are shown in note D4(g)(ii).

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

        The deferral and amortization of acquisition costs is of most relevance to the Group's results for shareholder-financed long-term business of Jackson and Asian operations. The majority of the UK shareholder-backed operations is for individual and group annuity business where the incidence of acquisition costs is negligible.

Jackson National Life Insurance Company (Jackson)

        For term business, acquisition costs are deferred and amortized in line with expected premiums. For annuity business, acquisition costs are deferred and amortized in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the long-term spread between the earned rate and the rate credited to policyholders, which is based on the annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of the Jackson companies, industry experience and future expectations. A detailed analysis of actual experience is measured by the internally developed mortality studies.

        For variable annuity business, as described above, the key assumption is the expected long-term level of equity market returns, which for 2006 and 2005 was 8.4 per cent per annum determined using a mean reversion methodology.

Asian operations

        The key shareholder-backed Asian operation is the Taiwan life business.

        The sensitivity of the results for this operation, including the potential effect on write-offs of deferred acquisition costs, is significant and is described above.

Pensions

        The Group applies the requirements of IAS 19, 'Employee benefits', to its defined benefit pension schemes. Due to the inclusion of actuarial gains and losses in the income statement rather than being recognized directly in equity, the results of the Group are affected by changes in interest rates for corporate bonds that affect the rate applied to discount projected pension payments and changes in mortality assumptions.

        The economic participation in the surplus or deficits attaching to the main Prudential Staff Pension Scheme (PSPS) and the smaller Scottish Amicable Pensions Scheme (SAPS) are shared between the PAC with-profits sub-fund (WPSF) and shareholder operations. The economic interest reflects the source of contributions over the scheme life, which in turn reflects the activity of the members during their employment.

        In the case of PSPS, at December 31, 2004, the attribution between the WPSF and shareholders' funds was in the ratio 80/20. In 2005, following extensive analysis, this ratio was revised to 70/30 at December 31, 2005. Movements in the apportionment of the surplus or deficit for PSPS between the WPSF and shareholders' funds in 2006 reflects the 70/30 ratio application to movements in the carrying value of assets and liabilities as at December 31, 2005 but with service cost and contributions for ongoing service apportioned by reference to the cost allocation for activity of current employees.

        For SAPS the ratio for both 2006 and 2005 is estimated to be 50/50 between the WPSF and shareholders' funds.

Deferred tax

        Deferred tax assets are recognized to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all the available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which the losses can be relieved. The UK taxation regime applies separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets. The judgements made, and uncertainties considered, in arriving at deferred tax balances in the financial statements are discussed in note H4.

Goodwill

        Goodwill impairment testing requires the exercise of judgement by management as to prospective future cash flows.

A4:    Significant accounting policies

(a)    Background

        Description of the accounting policies applied in the financial statements is complicated by the basis of adoption and application of IFRS standards for 2006 and 2005 results and the 2004 comparative results. Accordingly, the policies set out below should be read in the context of this background information.

        With the exceptions of IAS 32, IAS 39 and IFRS 4, all IFRS standards were adopted on transition to IFRS from January 1, 2004 on the basis described in this note. IAS 32, IAS 39 and IFRS 4 standards were adopted from January 1, 2005 when, at the same time, the Group has improved the policy applied for UK regulated with-profits funds. The 2004 comparatives have not been restated for this change. Note A5 provides a summary of the changes made in 2005 and their numeric effect on shareholders' equity at January 1, 2005.

        In summary, the accounting bases applied across the three years reflect the following:

Financial instruments (other than long-term business contracts classified as financial instruments)

        For 2004, previous UK GAAP has been applied. For 2005 onwards, the adoption of the standards IAS 32 and IAS 39 gives rise to presentation, recognition and measurement changes. The most significant changes relate to the measurement basis of the debt securities and derivatives of Jackson. The accounting policies are described in note (b) (i) below.

Long-term business contracts

Income statement

        For 2004, the income statement includes premiums and claim payments on all contracts that were then classified under previous GAAP as insurance, including deposit style 'investment contracts' where the insurance risk in the contracts is insignificant. For 2005 onwards, the recognition basis in the income statement remains the same except for investment contracts, as defined under IFRS 4, which do not contain discretionary participation features, where the accounting reflects the deposit nature of the arrangement. Consequently, premiums and claims on these contracts are not recognized in the income statement.

UK regulated with-profits funds

        The UK GAAP basis applied in 2004 was the MSB, which closely reflected the Peak 1 regulatory basis of the UK FSA with the addition of deferred acquisition costs. For 2005 onwards, this basis has been replaced under a policy improvement to align with the UK accounting standard FRS 27, 'Life Assurance'.

Other insurance contracts

        UK GAAP has been applied in 2004, 2005 and 2006. In this respect UK GAAP also reflects the MSB. For overseas operations local GAAP or, in some cases, US GAAP has been applied but with the necessary changes to comply with UK GAAP.

Investment contracts

        UK GAAP has been applied for 2004. Investment contracts with discretionary participation features are also accounted for in accordance with UK GAAP in 2005, in common with insurance contracts. For 2005 onwards, investment contracts without discretionary participation features are accounted for on a basis that reflects the hybrid nature of the arrangements whereby the deposit component is accounted for as a financial instrument under IAS 39 and the service component is accounted for under IAS 18, 'Revenue'.

Other assets, liabilities, income and expenditure

        All other items are accounted for in the 2004, 2005 and 2006 results and notes on the financial statements under the relevant IFRS standard.

        The summary above should be read in conjunction with the full description of significant accounting policies described elsewhere in this note and in note A5 for a comprehensive explanation.

(b)    Accounting policies applied

(i)    Financial instruments (other than long-term business contracts classified as financial instruments under IFRS 4)

2004

        Previous UK GAAP has been applied as follows:

Other than banking business

Equity securities and debt securities

        Equity securities were carried at fair value. Debt securities were carried at fair value, except those held by Jackson which, subject to provision for permanent diminutions in value, were carried at amortized cost. Fair value was based on quoted market prices for listed securities, and on quotations provided by external fund managers, brokers, independent pricing services or values as determined by the directors for unlisted securities. Changes in fair value were recognized in investment returns during the year of the change. Debt securities held by Jackson were carried at amortized cost as permitted by paragraph 24 of schedule 9A to the Companies Act 1985. The amortized cost basis of valuation was appropriate under the provisions of the ABI SORP for Jackson's redeemable debt securities as they were deemed held as part of a portfolio of such securities intended to be held to maturity.

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

Derivatives

        With the principal exception of derivatives held by Jackson, these instruments were carried at fair value with changes in fair value included in investment income. Derivative instruments of Jackson and certain other minor holdings were accounted for at amortized cost.

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

2005 and 2006

        The accounting policies for financial instruments from 2005 onwards are changed in a number of areas with the adoption of IAS 32 and IAS 39 on January 1, 2005. In general, where a fair value basis of measurement was applied for 2004, this basis has been continued for 2005 and 2006. However, for instruments previously carried at cost, or amortized cost, the general effect of the standards adopted is for the use of fair value to be extended. The most significant changes relate to the measurement basis of the debt securities and derivatives of Jackson.

        The accounting policies applied in 2005 and 2006 are as follows:

Investment classification

        Upon initial recognition, financial investments are measured at fair value. Subsequently, the Group is permitted under IAS 39, subject to specific criteria, to designate its investments as either financial investments at fair value through profit and loss, financial investments held on an available-for-sale basis, financial investments held-to-maturity or loans and receivables. The Group holds financial investments on the following bases:

  (i)
  Financial assets and liabilities at fair value through profit and loss—this comprises assets and liabilities designated by management as fair value through profit and loss on inception. These investments are measured at fair value with all changes thereon being recognized in investment income.

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

  (iii)
  Loans and receivables—this comprises investments that have fixed or determinable payments and are not designated as fair value through profit and loss or available-for-sale. These investments include loans collateralised by mortgages, deposits, loans to policyholders and other unsecured loans and receivables. These investments are carried at amortized cost using the effective interest method.

        The Group has designated certain financial assets as fair value through profit and loss as these assets are managed and their performance is evaluated on a fair value basis. These assets represent all of the Group's financial assets except all loans and receivables and debt securities held by Jackson and Egg. Debt securities held by Jackson and Egg are accounted for on an available-for-sale basis. The use of the fair value option is consistent with the Group's risk management and investment strategies.

        The Group uses the trade date method to account for regular purchases and sales of financial assets with the exception of Egg's loans and advances to customers which are on a settlement day basis.

Use of fair values

        The Group uses current bid prices to value its quoted investments. Actively traded investments without quoted prices are valued using external broker bid prices. If there is no active established market for an investment, the Group applies an appropriate valuation technique such as a discounted cash flow technique.

Impairments

        The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets not held at fair value through profit and loss is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (a loss event) and that a loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that a financial asset or group of financial assets is impaired includes observable data that comes to the attention of the Group. For assets designated as available-for-sale, the impairment is measured as the difference between the amortized cost of the asset and its fair value which is removed from the available-for-sale reserve within equity and recognized in the income statement.

        For loans and receivables carried at amortized cost, the impairment amount is the difference between amortized cost and the present value of the expected cash flows discounted at the original effective interest rate.

        If, in subsequent periods, an impaired debt security held on an available-for-sale basis or an impaired loan or receivable recovers in value (in part or in full), and this recovery can be objectively related to an event occurring after the impairment, then the previously recognized impairment loss is reversed through the income statement (in part or in full).

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

  (iii)
  Cash flow hedges—the effective portion of changes in the fair value of derivatives designated as cash flow hedges is recognized in equity. Movements in fair value relating to the ineffective portion are booked in the income statement. Amounts recognized directly in equity are recorded in the income statement in the periods in which the hedged item affects profit or loss.

        All derivatives that do not meet the relevant hedging criteria are carried at fair value with movements in fair value being recorded in the income statement.

Embedded derivatives

        Embedded derivatives are held by various Group companies including Jackson and Egg. They are embedded within other non-derivative host financial instruments to create hybrid instruments. Where economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host instrument, and where the hybrid instrument is not measured at fair value with the changes in fair value recognized in the income statement, the embedded derivative is bifurcated and carried at fair value as a derivative in accordance with IAS 39.

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

        In cases where the Group takes possession of the collateral under its securities lending program, the collateral, and corresponding obligation to return such collateral, are recognized in the consolidated balance sheet. To further minimize credit risk, the financial condition of counterparties is monitored on a regular basis.

Derecognition of financial assets and liabilities

        The Group's policy is to derecognize financial assets when it is deemed that substantially all the risks and rewards of ownership have been transferred. The Group also recognizes a financial asset when the contractual rights to the cash flows from the financial asset expire. Where the Group neither transfers nor retains substantially all the risks and rewards of ownership, the Group will derecognize the financial asset where it is deemed that the Group has not retained control of the financial asset.

        Where the transfer does not result in the Group transferring the right to receive the cash flows of the financial assets, but does result in the Group assuming a corresponding obligation to pay the cash flows to another recipient, the financial assets are also accordingly derecognized providing all of the following conditions are met:

  •
  the Group has no obligation to pay amounts to the eventual recipients unless it collects the equivalent amounts from the original asset;

  •
  the Group is prohibited by the terms of the transfer contract from selling or pledging the original asset; and

  •
  the Group has an obligation to remit any cash flows it collects on behalf of the eventual recipients without material delay.

        The Group derecognizes financial liabilities only when the obligation specified in the contract is discharged, cancelled or has expired.

Securitization of assets

        Egg has issued debt securities in order to finance certain portfolios of loan and investment assets. These obligations are secured on Egg's assets. The securitised assets and the related liabilities are presented gross within the relevant headings in the balance sheet under the 'gross presentation' method.

Borrowings

        Although initially recognized at fair value, net of transaction costs, borrowings, excluding liabilities of consolidated collateralised debt obligations, are subsequently accounted for on an amortized cost basis using the effective interest method. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds (net of related issue costs) is amortized through the income statement to the date of maturity.

Financial liabilities designated at fair value through profit and loss

        The Group has designated under IAS 39 classification certain financial liabilities at fair value through profit and loss as these instruments are managed and their performance evaluated on a fair value basis. These instruments include liabilities related to consolidated collateralised debt obligations and net assets attributable to unit holders of consolidated unit trusts and similar funds.

(ii)    Long-term business contracts

Income statement treatment

2004

Premiums and claims

        Premium and annuity considerations for conventional with-profits policies and other protection type insurance policies are recognized when due. Premiums and annuity considerations for linked policies, unitized with-profits and other investment type policies are recognized when received or, in the case of unitized or unit-linked policies, when units are issued. These amounts exclude any taxes or duties assessed based on premiums.

        Policy fees charged on linked and unitized with-profits policies for mortality, asset management and policy administration are recognized as revenue when related services are provided.

        Claims paid include maturities, annuities, surrenders and deaths. Maturity claims are recorded on the policy maturity date. Annuity claims are recorded when the annuity becomes due for payment. Surrenders are recorded when paid and death claims are recorded when notified.

        Premiums and claims include receipts and payments on deposit style 'investment contracts' where the insurance risk in the contracts is insignificant.

Acquisition costs

        Costs of acquiring new insurance business, principally commissions, marketing and advertising costs and certain other costs associated with policy issuance and underwriting that are not reimbursed by policy charges, are specifically identified and capitalised as part of deferred acquisition costs (DAC), which are included as an asset in the balance sheet. The DAC asset in respect of insurance contracts is amortized against margins in future revenues on the related insurance policies, to the extent that the amounts are recoverable out of the margins. Recoverability of the unamortized DAC asset is assessed at the time of policy issue and reviewed if profit margins have declined.

2005 and 2006

        For 2006 and 2005, the recognition basis in the income statement remains the same except for investment contracts which do not contain discretionary participating features, where the accounting reflects the deposit nature of the arrangement, with premium and claims reflected as deposits and withdrawals taken directly to the balance sheet.

        Under IFRS, investment contracts (excluding those with discretionary participation features) are required to be accounted for as financial liabilities in accordance with IAS 39 and, where relevant, the provisions of IAS 18 in respect of the attaching investment management features of the contracts. The Group's investment contracts primarily comprise of certain unit-linked savings contracts in the UK and Asia and contracts with fixed and guaranteed terms in the US (such as guaranteed investment contracts and annuity-certains).

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

        Prudential's long-term business written in the UK comprises predominantly life insurance policies under which the policyholders are entitled to participate in the returns of the funds supporting these policies. Business similar to this type is also written in certain of the Group's Asian operations and subject to local market and regulatory conditions. Such policies are called with-profits policies. Prudential maintains with-profits funds within the Group's long-term business funds, which segregate the assets and liabilities and accumulate the returns related to that with-profits business. The amounts accumulated in these with-profits funds are available to provide for future policyholder benefit provisions and for bonuses to be distributed to with-profits policyholders. The bonuses, both annual and final, reflect the right of the with-profits policyholders to participate in the financial performance of the with-profits funds. Shareholders' profits with respect to bonuses declared on with-profits business correspond to the shareholders' share of the cost of bonuses as declared by the Board of directors. The shareholders' share currently represents one-ninth of the cost of bonuses declared for with-profits policies.

        Annual bonuses are declared and credited each year to with-profits policies. The annual bonuses increase policy benefits and, once credited, become guaranteed. Annual bonuses are charged to the profit and loss account in the year declared. Final bonuses are declared each year and accrued for all policies scheduled to mature and for death benefits expected to be paid during the next financial year. Final bonuses are not guaranteed and are only paid on policies that result from claims through the death of the policyholder or maturity of the policy within the period of declaration or by concession on surrender. No policyholder benefit provisions are recorded for future annual or final bonus declarations.

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

2005 and 2006

        From January 1, 2005, the previous UK GAAP basis was replaced under a policy improvement to align with the UK accounting standard FRS 27, 'Life Assurance'.

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

        The cost of guarantees, options and smoothing is very sensitive to the bonus, market value reduction (MVR) and investment policy the Group employs and therefore the stochastic modeling incorporates a range of management actions that would help to protect the fund in adverse scenarios. Substantial flexibility has been included in the modeled management actions in order to reflect the discretion that the Group retains in adverse investment conditions, thereby avoiding the creation of unreasonable minimum capital requirements. The management actions assumed are consistent with management's policy for with-profits funds and the disclosures made in the publicly available Principles and Practices of Financial Management.

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

Unallocated surplus

        The unallocated surplus represents the excess of assets over policyholder liabilities for the Group's with-profits funds. In 2006 and 2005, as allowed under IFRS 4, the Group has opted to continue to record unallocated surplus of with-profits funds wholly as a liability. The annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from) the unallocated surplus each year through a charge (credit) to the income statement. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance of the unallocated surplus is determined after full provision for deferred tax on unrealized appreciation on investments.

Other insurance contracts (i.e. contracts which contain significant insurance risk as defined under IFRS 4)

        For these contracts, in 2004, 2005 and 2006, UK GAAP has been applied, which reflects the MSB. Under this basis the following approach applies:

Other UK insurance contracts

        Other UK insurance contracts that contain significant insurance risk include unit-linked, annuity and other non-profit business. For the purposes of local regulations, segregated accounts are established for linked business for which policyholder benefits are wholly or partly determined by reference to specific investments or to an investment-related index. The interest rates used in establishing policyholder benefit provisions for pension annuities in the course of payment are adjusted each year. Mortality rates used in establishing policyholder benefit provisions were based on published mortality tables adjusted to reflect actual experience.

Overseas subsidiaries

        The assets and liabilities of insurance contracts of overseas subsidiaries are determined initially using local GAAP bases of accounting with subsequent adjustments where necessary to comply with the Group's accounting policies.

Jackson

        The future policyholder benefit provisions for Jackson's conventional protection-type policies are determined using the net level premium method under US GAAP principles and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviations. For non-conventional protection-type policies, the policyholder benefit provision included within policyholder liabilities in the consolidated balance sheet is the policyholder account balance.

        For the business of Jackson, the determination of the expected emergence of margins, against which the amortization profile of the DAC asset is established, is dependent on certain key assumptions. For single premium deferred annuity business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders. For variable annuity business, the key assumption is the expected long-term level of equity market returns which, for 2006, 2005 and 2004, was 8.4 per cent per annum implemented using a mean reversion methodology. These returns affect the level of future expected profits through their effects on fee income and the required level of provision for guaranteed minimum death benefit claims.

        From 2005 onwards, Jackson accounts for the majority of its investment portfolio on an available-for-sale basis (see investment policies above) whereby unrealized gains and losses are recognized directly in equity. As permitted by IFRS 4, Jackson has used shadow accounting. Under shadow accounting, to the extent that recognition of unrealized gains or losses on available-for-sale securities causes adjustments to the carrying value and amortization patterns of deferred acquisition costs and deferred income, these adjustments are recognized directly in equity to be consistent with the treatment of the gains or losses on the securities.

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

Reinsurance

        In the normal course of business, the Group seeks to reduce loss exposure by reinsuring certain levels of risk in various areas of exposure with other insurance companies or reinsurers. An asset or liability is recognized in the consolidated balance sheet representing premiums due to or payments due from reinsurers and the share of losses recoverable from reinsurers. The measurement of reinsurance assets is consistent with the measurement of the underlying direct insurance contracts.

        Gains arising on the purchase of reinsurance contracts by Jackson are deferred and amortized over the contract duration. Any loss is recognized in the income statement immediately.

Investment contracts (contracts which do not contain significant insurance risk as defined under IFRS 4)

        For investment contracts with discretionary participation features, the accounting basis is consistent with the accounting for similar with-profits insurance contracts. Other investment contracts are accounted for on a basis that reflects the hybrid nature of the arrangements whereby part is accounted for as a financial instrument under IAS 39 and the investment management service component is accounted for under IAS 18.

        For those investment contracts in the US with fixed and guaranteed terms, the Group uses the amortized cost model to measure the liability. On contract inception, the liability is measured at fair value less incremental, directly attributable acquisition costs. Remeasurement at future reporting dates is on an amortized cost basis utilising an effective interest rate methodology whereby the interest rate utilised discounts to the net carrying amount of the financial liability.

        Those investment contracts without fixed and guaranteed terms are designated at fair value through profit and loss. Fair value is based upon the fair value of the underlying assets of the fund. Where the contract includes a surrender option its carrying value is subject to a minimum carrying value equal to its surrender value.

(iii)    Other assets, liabilities, income and expenditure

        All other items are accounted for in 2004, 2005 and 2006 results and notes on the financial statementrs under the relevant IFRS standard.

Basis of consolidation

        The Group consolidates those entities it is deemed to control. The degree of control is determined by the ability of the Group to govern the financial and operating policies of an entity in order to obtain benefits. Consideration is given to other factors such as potential voting rights.

        The Group has consolidated some special purpose entities (SPEs), such as funds holding collateralised debt obligations (CDOs) where equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. These SPEs are consolidated because the Group is deemed to control them under IFRS.

        The Group holds investments in internally and externally managed Open-ended Investment Companies (OEICs) and unit trusts. The Group's percentage ownership levels in these entities can fluctuate from day to day according to changes in the Group's and third party participation in the funds. In instances where the Group's ownership of internally managed funds declines marginally below 50 per cent and, based on historical analysis and future expectations the decline in ownership is expected to be temporary, the funds continue to be consolidated as subsidiaries under IAS 27.

        Where the Group exercises significant influence or has the power to exercise significant influence over an entity, generally through ownership of 20 per cent or more of the entity's voting rights, but does not control the entity, then this is considered to be an investment in an associate. With the exception of those referred to below, the Group's investments in associates are recorded at the Group's share of the associates' net assets. The carrying value of investments in associates is adjusted each year for the Group's share of the entities' profit or loss. This does not apply to investments in associates held by the Group's insurance or investment funds including the venture capital business or mutual funds and unit trusts, which are carried at fair value through profit and loss.

        The Group's investments in joint ventures are recognized using proportional consolidation whereby the Group's share of an entity's individual balances are combined line-by-line with similar items into the Group financial statements.

        Other interests in entities, where significant influence is not exercised, are carried as investments at fair value through profit and loss.

        The consolidated financial statements of the Group include the assets, liabilities and results of the Company and subsidiary undertakings in which Prudential has a controlling interest, using accounts drawn up to December 31, 2006 except where entities have non-coterminous year ends. In such cases, the information consolidated is based on the accounting period of these entities and is adjusted for material changes up to December 31. Accordingly, the information consolidated is deemed to cover the same period for all entities throughout the Group. The results of subsidiaries are included in the financial statements from the date acquired to the effective date of disposal. All inter-company transactions are eliminated on consolidation. Results of investment management activities include those for managing internal funds.

Investment properties

        Investments in tenant occupied leasehold and freehold properties are carried at fair value, with changes in fair value included in the income statement. Properties are valued annually either by the Group's qualified surveyors or professional external valuers using the Royal Institution of Chartered Surveyors (RICS) guidelines. The RICS guidelines apply separate assumptions to the value of the land, buildings and tenancy associated with each property. Each property is externally valued at least once every three years. The cost of additions and renovations is capitalised and considered when estimating fair value.

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

Pension schemes

        The Group operates a number of pension schemes around the world. The largest of these schemes is the PSPS, a defined benefit scheme. The Group also operates defined contribution schemes. Defined contribution schemes are schemes where the Company pays contributions into a fund and the Company has no legal or constructive obligation to pay further contributions should the assets of that fund be insufficient to pay the employee benefits relating to employee service in both current and prior periods. Defined benefit schemes are post-employment benefit plans that are not defined contribution schemes.

        For the Group's defined benefit schemes, if the present value of the defined benefit obligation exceeds the fair value of the scheme assets, then a liability is recorded in the Group's balance sheet. The Group utilises the projected unit credit method to calculate the defined benefit obligation. Estimated future cash flows are then discounted at a high-quality corporate bond rate to determine its present value. These calculations are performed by independent actuaries.

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

Share-based payments

        The Group offers share award and option plans for certain key employees and a Save As You Earn (SAYE) plan for all UK and certain overseas employees. The arrangements for distribution to employees of shares held in trust relating to share award plans and for entitlement to dividends depend upon the particular terms of each plan. Shares held in trust relating to these plans are conditionally gifted to employees.

        The compensation expense charged to the income statement is primarily based upon the fair value of the options granted, the vesting period and the vesting conditions. The Group revises its estimate of the number of options likely to be exercised at each balance sheet date and adjusts the charge to the income statement accordingly. Where the share-based payment depends upon vesting outcomes attaching to market-based performance conditions, additional modeling is performed to estimate the fair value of the awards. No subsequent adjustment is then made to the fair value charge for awards that do not vest on account of these performance conditions not being met.

        The Company has established trusts to facilitate the delivery of Prudential plc shares under employee incentive plans and savings-related share option schemes. None of the trusts that hold shares for employee incentive and savings plans continue to hold these shares once they are issued to employees. The cost to the Company of acquiring these treasury shares held in trusts is shown as a deduction from shareholders' equity.

Tax

        The Group's UK subsidiaries each file separate tax returns. Jackson and other foreign subsidiaries, where permitted, file consolidated income tax returns. In accordance with UK tax legislation, where one domestic UK company is a 75 per cent owned subsidiary of another UK company or both are 75 per cent owned subsidiaries of a common parent, the companies are considered to be within the same UK tax group. For companies within the same tax group, trading profits and losses arising in the same accounting period may be offset for purposes of determining current and deferred taxes.

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

        Under UK Listing Authority rules, profit before tax is required to be presented. This requirement, coupled with the fact that IFRS does not contemplate tax charges which are attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies, necessitates the reporting of total tax charges within the presented results. The result before all taxes (i.e. 'profit before tax' as shown in the income statement) represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders. Separately within the income statement, 'profit before tax attributable to shareholders' is shown after deduction of taxes attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. Tax charges on this measure of profit reflect the tax charges attributable to shareholders. In determining the tax charges attributable to shareholders, the Group has applied a methodology consistent with that previously applied under UK GAAP reflecting the broad principles underlying the tax legislation of life assurance companies.

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

Business acquisitions and disposals

        Business acquisitions are accounted for by applying the purchase method of accounting, which adjusts the net assets of the acquired company to fair value at the date of purchase. The excess of the costs of acquisition over the fair value of the assets and liabilities of the acquired entity is recorded as goodwill. Should the fair value of the identifiable assets and liabilities of the entity exceed the cost of acquisition then this amount is recognized immediately in the income statement. Income and expenses of acquired entities are included in the income statement from the date of acquisition. Revenues and expenses of entities sold during the period are included in the income statement up to the date of disposal. The gain or loss on disposal is calculated as the difference between sale proceeds, net of selling costs, less the net assets of the entity at the date of disposal.

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

Acquired intangible assets

        Intangible assets acquired on the purchase of a subsidiary or portfolio of contracts are valued at acquisition and carried at amortized cost. Amortization calculated is charged on a straight-line basis over the estimated useful life of the assets. The residual values and useful lives are reviewed at each balance sheet date.

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

Foreign exchange

        The Group's consolidated financial statements are presented in pounds sterling, the Group's presentation currency. Accordingly, the results and financial position of foreign subsidiaries must be translated into the presentation currency of the Group from their functional currencies, i.e. the currency of the primary economic environment in which the entity operates. All assets and liabilities of foreign subsidiaries are converted at year end exchange rates whilst all income and expenses are converted at average exchange rates where this is a reasonable approximation of the rates prevailing on transaction dates. The impact of these currency translations is recorded as a separate component of equity.

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

A5: Adoption of IAS 32, IAS 39 and IFRS 4 at January 1, 2005

        The standards of IAS 32, IAS 39 and IFRS 4 were adopted on January 1, 2005.

        The principal effects of adopting these standards arose in the Group's UK long-term business contracts, Jackson's debt securities and derivative instruments and Egg's banking assets, liabilities and derivatives positions.

        The following table demonstrates the effects of adoption of IAS 32, IAS 39 and IFRS 4 on the IFRS balance sheet at January 1, 2005.

	Effect of adoption of IAS 32, IAS 39 and IFRS 4
	At Dec 31, 2004	UK insurance operations (note i)	Jackson (note ii)	Banking and non- insurance operations (note iii)	Grossing-up and other format changes effect	Total	At Jan 1, 2005
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Assets
Intangible assets attributable to shareholders:
Goodwill	1,461						1,461
Deferred acquisition costs and acquired in-force value of long-term business	2,244	23	(456)			(433)	1,811

Total	3,705	23	(456)			(433)	3,272

Intangible assets attributable to PAC with-profits fund:
In respect of acquired venture fund investment subsidiaries	858						858
Deferred acquisition costs	798	(765)				(765)	33

Total	1,656	(765)				(765)	891

Total	5,361	(742)	(456)			(1,198)	4,163

Other non-investment and non-cash assets:
Property, plant and equipment	967						967
Reinsurers' share of policyholder liabilities	1,018						1,018
Deferred tax assets	827	10	67	7		84	911
Current tax recoverable	159						159
Accrued investment income	1,733			(50)		(50)	1,683
Other debtors	1,171		(1)	(49)		(50)	1,121

Total	5,875	10	66	(92)		(16)	5,859

Investments of long-term business, banking and other operations:
Investment properties	13,303						13,303
Investments accounted for using the equity method	5						5
Financial investments:
Loans and receivables	12,430	(55)		58		3	12,433
Equity securities and portfolio holdings in unit trusts	54,466	(21)				(21)	54,445
Debt securities	76,374	(76)	1,023	(2)		945	77,319
Other investments	2,537	1	234	89	95	419	2,956
Deposits	5,271	6	5		(27)	(16)	5,255

Total investments	164,386	(145)	1,262	145	68	1,330	165,716

Held for sale assets	100						100
Cash and cash equivalents	4,341						4,341

Total assets	180,063	(877)	872	53	68	116	180,179

	Effect of adoption of IAS 32, IAS 39 and IFRS 4
	At Dec 31, 2004	UK insurance operations (note i)	Jackson (note ii)	Banking and non- insurance operations (note iii)	Grossing-up and other format changes effect	Total	At Jan 1, 2005
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Equity and liabilities
Equity
Shareholders' equity	4,489	(22)	273	(25)		226	4,715
Minority interests	137			(3)		(3)	134

Total equity	4,626	(22)	273	(28)		223	4,849

Liabilities
Banking customer accounts	6,607			84		84	6,691
Policyholder liabilities and unallocated surplus:
Insurance contract liabilities					103,582	103,582	103,582
Investment contract liabilities with discretionary participation features					22,661	22,661	22,661
Unallocated surplus of the with-profits funds:
Reflecting application of "realistic' basis provisions for UK regulated with-profits funds					8,315	8,315	8,315
Reflecting previous UK GAAP basis of provisioning	16,122	(7,807)			(8,315)	(16,122)
Investment contract liabilities without discretionary participation features					9,788	9,788	9,788
Technical provisions in respect of non-linked business	104,996	7,020	(51)		(111,965)	(104,996)
Technical provisions for linked liabilities	24,066				(24,066)	(24,066)

Total policyholder liabilities	145,184	(787)	(51)		0	(838)	144,346

Core structural borrowings of shareholder-financed operations:
Subordinated debt (other than Egg)	1,429				5	5	1,434
Other	1,368						1,368

	2,797				5	5	2,802
Egg subordinated debt	451						451

Total	3,248				5	5	3,253

Operational borrowings attributable to shareholder-financed operations	6,421		207	62	(13)	256	6,677
Borrowings attributable to with-profits funds	2,137						2,137
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	3,819						3,819
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	808						808
Current tax liabilities	1,018		(4)			(4)	1,014
Deferred tax liabilities	2,350	(91)	218	(6)		121	2,471
Accruals and deferred income	655			(88)		(88)	567
Other creditors	1,009	8		(54)		(46)	963
Provisions	1,006						1,006
Other liabilities	1,175	15	229	83	76	403	1,578

Total other non-insurance liabilities	11,840	(68)	443	(65)	76	386	12,226

Total liabilities	175,437	(855)	599	81	68	(107)	175,330

Total equity and liabilities	180,063	(877)	872	53	68	116	180,179

Notes

The changes shown above include the impact of remeasurement for:

(i)
UK insurance operations

(a)
The reduction in shareholders' equity of £22 million includes £20 million relating to certain unit-linked and similar contracts that do not contain significant insurance risk and are therefore categorised as investment contracts under IFRS 4.

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

The unallocated surplus of £8.3 billion at January 1, 2005 post-IAS 39 and IFRS 4 adoption, comprises £8.0 billion for the PAC with-profits fund and £0.3 billion for Asian subsidiaries. The £8.0 billion for the PAC with-profits fund represents:

£bn
Regulatory basis realistic surplus of with-profits sub-fund and SAIF	6.0
Add back: regulatory basis provision for future shareholder transfers	2.9
Less: other adjustments to align with accounting basis	(0.9)

Accounts basis	8.0

(ii)
Jackson

Under IAS 39, Jackson's debt securities and derivative financial instruments are remeasured to fair value from the lower of amortized cost and, if relevant, impaired value. Fair value movements on debt securities, net of "shadow' changes to deferred acquisition costs and related deferred tax are recorded directly to equity. Fair value movements on derivatives are recorded in the income statement.

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

A6: New accounting pronouncements

        The following standards, interpretations and amendments have either been effective and adopted in 2006 or have been issued but are not yet effective in 2006. This is not intended to be a complete list as only those standards, interpretations and amendments that are anticipated to have an impact upon the Group's financial statements have been discussed.

Accounting pronouncements adopted in 2006

Amendment to IAS 39, 'Cash Flow Hedge Accounting of Forecast Intra-Group Transactions'

        Amendments in respect of cash flow hedge accounting of forecast intra-group transactions were issued in April 2005 to clarify the accounting treatment of certain foreign currency cash flow hedges. The amendments are effective for annual periods beginning on or after January1, 2006.

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

Amendment to IAS 21, 'Net Investment in a Foreign Operation'

        Issued in December 2005, the amendments to IAS 21 clarify the definition of a foreign operation and the recognition of exchange difference in a net investment in a foreign operation. The amendments are effective for annual periods beginning on or after January 1, 2006.

        The adoption of these aforementioned amendments did not have a material impact on the financial statements of the Group.

Accounting pronouncements not yet effective

IFRS 7, 'Financial Instruments: Disclosures'

        IFRS 7 replaces IAS 30, 'Disclosures in the Financial Statements of Banks and Similar Financial Institutions', which dealt with disclosures for banking operations, and the disclosure requirements of IAS 32, 'Financial Instruments: Disclosure and Presentation'. The latter, therefore, becomes a standard dealing wholly with presentation of financial instruments. IFRS 7 is intended to complement the principles for recognising, measuring and presenting financial assets and financial liabilities in IAS 32 and IAS 39, 'Financial Instruments: Recognition and Measurement'. The objective of IFRS 7 is to require entities to provide disclosures in their financial statements to enable the users of financial statements to evaluate the significance of financial instruments for the entity's financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. Consequential amendments have been made to other standards as a result of the release of IFRS 7, notably IAS 1, 'Presentation of Financial Statements', and IFRS 4, 'Insurance Contracts'.

        IFRS 7 was issued on August 18, 2005 and is effective for annual periods beginning on or after January 1, 2007.

Revised IFRS 4, 'Implementation Guidance'

        Revised IFRS 4, 'Implementation Guidance', was issued in December 2005 and is effective in conjunction with the adoption of IFRS 7 as discussed above. The revisions relate to disclosures around insurance contracts.

Amendment to IAS 1, 'Capital Disclosures'

        As a result of the issue of IFRS 7, IAS 1 was amended in August 2005 to include a requirement to disclose information on the entity's objectives, policies and processes for managing capital. This amendment will become effective for annual periods beginning on or after January 1, 2007.

IFRS 8, 'Operating Segments'

        IFRS 8 requires entities to adopt the 'management approach' to reporting the financial performance of its operating segments. The amount of each operating segment item to be reported is the measure reported to the chief operating decision maker, which in some instances will be non-GAAP. IFRS 8 will require the Group to provide an explanation of the basis on which the segment information is prepared and a reconciliation to the amount recognized in the Group's consolidated financial statements. This standard is effective for accounting periods beginning on or after January 1, 2009.

IFRIC 9, 'Reassessment of Embedded Derivatives'

        IFRIC 9 will require the Group to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when it first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case a reassessment is required. This interpretation became effective for annual periods beginning on or after June 1, 2006.

IFRIC 10, 'Interim Financial Reporting and Impairment'

        IFRIC 10 addresses the apparent conflict between the requirements of IAS 34, 'Interim Financial Reporting', and those in other standards on the recognition and reversal in financial statements of impairment losses on goodwill and certain financial assets. IFRIC 10 states that any such impairment losses recognized in an interim financial statement may not be reversed in subsequent interim or annual financial statements. This interpretation became effective for annual periods beginning on or after November 1, 2006.

        The Group is currently assessing the impact of the aforementioned standards, interpretations and amendments on its financial statements. The Group has not early adopted any of the above noted items.

US GAAP SOP 05-1 'Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts'

        As explained in note A3, the assets and liabilities of the insurance contracts of Jackson and certain Asian operations, where the local GAAP is not well established, are accounted for under insurance accounting prescribed by US GAAP. This is permitted by IFRS 4, where assets and liabilities of life assurance contracts classified as insurance contracts and investment contracts with discretionary participating features under this standard are accounted for under previously applied GAAP, which in the case of Jackson and these certain Asian operations is US GAAP. In September 2005, the American Institute of Certified Public Accountants (AICPA) issued SOP 05-1 which will affect the US GAAP insurance accounting. This SOP provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in FAS 97 'Accounting and Reporting by Insurance Enterprises for Certain Long-Duration and for Realized Gains and Losses from the Sale of Investments'. SOP 05-1 sets out conditions to determine whether contract modifications are considered as internal replacements and result in a replacement contract that is substantially changed from the replaced contract. SOP 05-1 then requires unamortized deferred acquisition costs, unearned revenue liabilities and deferred sales inducement assets from replaced contract in an internal replacement transaction that results in a substantially changed contract not to be deferred in connection with the replacement contract.

        This SOP is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Group is currently assessing the impact of SOP 05-1 on Jackson and the affected Asian operations but the adoption of SOP 05-1 in 2007 is not expected to result in a material change in DAC amortization. The actual impact will also depends on the level of contract modifications implemented.

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

2006	Before tax	Tax (note F5)	Minority interests	Net of tax and minority interests	Basic earnings per share	Diluted earnings per share
	£ million	£ million	£ million	£ million	Pence	Pence
Based on profit for the year	1,222	(347)	(1)	874	36.2p	36.2p

2005	Before tax	Tax (note F5)	Minority interests	Net of tax and minority interests	Basic earnings per share	Diluted earnings per share
	£ million	£ million	£ million	£ million	Pence	Pence
Based on profit for the year from continuing operations	998	(241)	(12)	745	31.5p	31.5p
Adjustment for post-tax results of discontinued operations	3	0	0	3	0.1p	0.1p

Based on profit for the year	1,001	(241)	(12)	748	31.6p	31.6p

2004	Before tax	Tax (note F5)	Minority interests	Net of tax and minority interests	Basic earnings per share		Diluted earnings per share
	£ million	£ million	£ million	£ million	Pence		Pence
Based on profit for the year from continuing operations	850	(240)	(26)	584	27.5p		27.5p
Adjustment for post-tax results and profits on business disposals of discontinued operations	(108)	14	27	(67)	(3.1	)p	(3.1	)p

Based on profit for the year	742	(226)	1	517	24.4p		24.4p

Number of shares

        A reconciliation of the weighted average number of ordinary shares used for calculating basic and diluted earnings per share is set out as below:

	2006	2005	2004
	millions	millions	millions
Weighted average shares for calculation of basic earnings per share	2,413	2,365	2,121
Shares under option at end of year	10	13	13
Number of shares that would have been issued at fair value on assumed option exercise	(7)	(9)	(10)

Weighted average shares for calculation of diluted earnings per share	2,416	2,369	2,124

B2: Dividends

	2006	2005	2004
	£ million	£ million	£ million
Dividends declared and paid in reporting period
Parent company:
Interim dividend (2006: 5.42p, 2005: 5.30p per share, 2004: 5.19p per share)	131	126	109
Final dividend for prior period (2005: 11.02p, 2004: 10.65p per share, 2003: 10.29p per share)	267	252	214
Subsidiary company payment to minority interests	1	2	—

Total	399	380	323

        As a result of shares issued in lieu of dividends of £76 million (2005: £52 million; 2004: £118 million), dividends paid in cash, as set out in the consolidated cash flow statement, were £323 million (2005: £328 million; 2004: £380 million).

	2006	2005	2004
	£ million	£ million	£ million
Parent company dividends relating to reporting period:
Interim dividend (2006: 5.42p, 2005: 5.30p per share, 2004: 5.19p per share)	131	126	109
Final dividend (2006: 11.72p, 2005: 11.02p per share, 2004: 10.65p per share)	287	267	252

Total	418	393	361

        A final dividend of 11.72 pence per share was proposed by the directors on March 14, 2007. Subject to shareholders' approval, the dividend will be paid on May 22, 2007 to shareholders on the register at the close of business on April 13, 2007. The dividend will absorb an estimated £287 million of shareholders' funds. A scrip dividend alternative will be offered to shareholders.

B3: Group balance sheet

        The Group's primary reporting segments are long-term business, banking, and broker-dealer and fund management. The Group's secondary reporting segments are geographical namely the UK, the US, and Asia. Details of disclosures in accordance with the requirements of IAS 14 for segment assets and liabilities are shown below.

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

Banking

        This segment consists of products provided by the Group's online banking subsidiary, Egg. The nature of these products and the managing of the business differ from the risks inherent in the other business segments, and the regulatory environment of the banking industry differs from that of the other business segments. Note I8 includes details of the agreement in January 2007 to sell Egg Banking plc.

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

2006	Long-term business	Banking	Broker-dealer and fund management	Unallocated to a segment	Intra-group eliminations	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Consolidated total assets	201,937	9,498	5,564	3,672	(4,151)	216,520

Consolidated total liabilities	(196,651)	(9,206)	(3,922)	(5,272)	4,151	(210,900)

Segment assets by geographical segment
UK						165,103
US						39,695
Asia						15,873
Intra-group eliminations						(4,151)

Total assets per balance sheet						216,520

2005	Long-term business	Banking	Broker-dealer and fund management	Unallocated to a segment	Intra-group eliminations	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Consolidated total assets	192,944	10,752	3,208	2,768	(2,236)	207,436

Consolidated total liabilities	(187,662)	(10,374)	(1,597)	(4,673)	2,236	(202,070)

Segment assets by geographical segment
UK						154,900
US						41,700
Asia						13,072
Intra-group eliminations						(2,236)

Total assets per balance sheet						207,436

        To explain more comprehensively the assets, liabilities and capital of the Group's businesses it is appropriate to provide an analysis of the Group's balance sheet by a mixture of primary and secondary segments.

        This analysis is shown below for the Group balance sheet at December 31, 2006.

	UK insurance operations (note D2)	M&G	Egg (note E)	Total UK operations	US operations (note D3)	Asian operations (note D4)	Unallocated to a segment	Intra-group eliminations	Group total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Assets
Intangible assets attributable to shareholders:
Goodwill	—	1,153	—	1,153	16	172	—	—	1,341
Deferred acquisition costs and acquired in-force value of long-term business contracts	167	6	—	173	1,712	612	—	—	2,497

Total	167	1,159	—	1,326	1,728	784	—	—	3,838
Intangible assets attributable to PAC with-profits fund:
In respect of acquired venture fund investment subsidiaries	830	—	—	830	—	—	—	—	830
Deferred acquisition costs	31	—	—	31	—	—	—	—	31

	861	—	—	861	—	—	—	—	861

Total (notes H1 and H2)	1,028	1,159	—	2,187	1,728	784	—	—	4,699

Other non-investment and non-cash assets (notes G1 and H3 to H6)	4,733	278	342	5,353	1,671	656	2,917	(4,151)	6,446
Investments of long-term business, banking and other operations (notes G1,H7 and H8)	138,537	2,904	8,247	149,688	36,164	13,749	240	—	199,841
Held for sale assets (note H9)	463	—	—	463	—	—	—	—	463
Cash and cash equivalents (note H10)	1,979	852	909	3,740	132	684	515	—	5,071

Total assets	146,740	5,193	9,498	161,431	39,695	15,873	3,672	(4,151)	216,520

Equity and liabilities
Equity
Shareholders' equity (note H11)	1,263	1,383	292	2,938	2,713	1,437	(1,600)	—	5,488
Minority interests	79	52	—	131	1	—	—	—	132

Total equity	1,342	1,435	292	3,069	2,714	1,437	(1,600)	—	5,620

Liabilities
Banking customer accounts (note G1)	—	—	5,554	5,554	—	—	—	—	5,554
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities (note H12)	80,323	—	—	80,323	30,184	12,706	—	—	123,213
Investment contract liabilities with discretionary participation features (note G1)	28,665	—	—	28,665	—	68	—	—	28,733

Investment contract liabilities without discretionary participation features (note G1)	11,453	—	—	11,453	1,562	27	—	—	13,042
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds (notes D2(d)(ii) and H12)	13,511	—	—	13,511	—	88	—	—	13,599

Total policyholder liabilities and unallocated surplus of with-profits funds	133,952	—	—	133,952	31,746	12,889	—	—	178,587

Core structural borrowings of shareholder-financed operations (note H13):
Subordinated debt (other than Egg)	—	—	—	—	—	—	1,538	—	1,538
Other	—	—	—	—	127	—	947	—	1,074

	—	—	—	—	127	—	2,485	—	2,612
Egg subordinated debt (note H13)	—	—	451	451	—	—	—	—	451

Total	—	—	451	451	127	—	2,485	—	3,063

Operational borrowings attributable to shareholder-financed operations (notes G1 and H13)	11	4	2,819	2,834	743	—	2,032	—	5,609
Borrowings attributable to with-profits funds (notes G1 and H13)	1,776	—	—	1,776	—	—	—	—	1,776
Other non-insurance liabilities (notes G1, H4, H9, H14 and H15)	9,659	3,754	382	13,795	4,365	1,547	755	(4,151)	16,311

Total liabilities	145,398	3,758	9,206	158,362	36,981	14,436	5,272	(4,151)	210,900

Total equity and liabilities	146,740	5,193	9,498	161,431	39,695	15,873	3,672	(4,151)	216,520

        This analysis is shown below for the Group balance sheet at December 31, 2005.

	UK insurance operations (note D2)	M&G	Egg (note E)	Total UK operations	US operations (note D3)	Asian operations (note D4)	Unallocated to a segment	Intra-group eliminations	Group total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Assets
Intangible assets attributable to shareholders:
Goodwill	—	1,153	—	1,153	16	172	—	—	1,341
Deferred acquisition costs and acquired in-force value of long-term contracts	199	6	—	205	1,634	566	—	—	2,405

Total	199	1,159	—	1,358	1,650	738	—	—	3,746

Intangible assets attributable to PAC with-profits fund:
In respect of acquired venture fund investment subsidiaries	679	—	—	679	—	—	—	—	679
Deferred acquisition costs	35	—	—	35	—	—	—	—	35

Total	714	—	—	714	—	—	—	—	714

Total (notes H1 and H2)	913	1,159	—	2,072	1,650	738	—	—	4,460

Other non-investment and non-cash assets (notes G1 and H3 to H6)	4,457	256	280	4,993	1,888	566	1,059	(2,236)	6,270
Investments of long-term business, banking and other operations (notes G1, H7 and H8)	131,263	1,383	9,747	142,393	37,960	11,264	775	—	192,392
Held for sale assets (note H9)	728	—	—	728	—	—	—	—	728
Cash and cash equivalents (note H10)	1,195	26	725	1,946	202	504	934	—	3,586

Total assets	138,556	2,824	10,752	152,132	41,700	13,072	2,768	(2,236)	207,436

Equity and liabilities
Equity
Shareholders' equity (note H11)	1,141	1,398	303	2,842	2,969	1,288	(1,905)	—	5,194
Minority interests	95	—	75	170	2	—	—	—	172

Total equity	1,236	1,398	378	3,012	2,971	1,288	(1,905)	—	5,366

Liabilities
Banking customer accounts (note G1)	—	—	5,830	5,830	—	—	—	—	5,830
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities (note H12)	79,231	—	—	79,231	30,479	10,726	—	—	120,436

Investment contract liabilities with discretionary participation features (note G1)	26,443	—	—	26,443	—	80	—	—	26,523
Investment contract liabilities without discretionary participation features (note G1)	10,502	—	—	10,502	1,502	22	—	—	12,026
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds (notes D2(d)(ii) and H12)	11,245	—	—	11,245	—	85	—	—	11,330

Total policyholder liabilities and unallocated surplus of with-profits funds	127,421	—	—	127,421	31,981	10,913	—	—	170,315

Core structural borrowings of shareholder-financed operations (note H13):
Subordinated debt (other than Egg)	—	—	—	—	—	—	1,646	—	1,646
Other	—	—	—	—	145	—	948	—	1,093

	—	—	—	—	145	—	2,594	—	2,739
Egg subordinated debt (note H13)	—	—	451	451	—	—	—	—	451

Total	—	—	451	451	145	—	2,594	—	3,190

Operational borrowings attributable to shareholder-financed operations (notes G1 and H13)	17	2	3,856	3,875	1,085	—	1,472	—	6,432
Borrowings attributable to with-profits funds (notes G1 and H13)	1,898	—	—	1,898	—	—	—	—	1,898
Other non-insurance liabilities (notes G1, H4, H9, H14 and H15)	7,984	1,424	237	9,645	5,518	871	607	(2,236)	14,405

Total liabilities	137,320	1,426	10,374	149,120	38,729	11,784	4,673	(2,236)	202,070

Total equity and liabilities	138,556	2,824	10,752	152,132	41,700	13,072	2,768	(2,236)	207,436

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

        The Group Risk Framework requires that all of the Group's businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The risk management of the Group has been given additional focus by the creation in 2005 of a new role of Group Chief Risk Officer (CRO). The CRO oversees all aspects of the Group's risk management, including Financial Risk, Operational Risk, Compliance, and for management purposes, Internal Audit. Additional information on the Group's risk framework, including the Group and business unit level risk committees, is included in the risk management section of the Group's operating and financial review.

        As a provider of financial services, including insurance, the Group's business is the managed acceptance of risk. The system of internal control is an essential and integral part of the risk management process. As part of the annual preparation of its business plan, all of the Group's businesses and functions are required to carry out a review of risks. This involves an assessment of the impact and likelihood of key risks and of the effectiveness of the controls in place to manage them. The assessment is reviewed regularly throughout the year. In addition, business units evaluate opportunities and risks against business objectives regularly with the Group Chief Executive, Group Finance Director and the Group Chief Risk Officer.

        Businesses are required to confirm annually that they have undertaken risk management during the year as required by the Group Risk Framework, and that they have reviewed the effectiveness of the system of internal control. The results of these reviews are reported to the Audit Committee together with confirmation that the processes described above, as required by the Group Risk Framework, were in place throughout the period covered by the report. The businesses also confirm that they complied with Internal Control: Guidance on the Combined Code (the Turnbull guidance). In addition, Internal Audit executes a comprehensive risk-based audit plan throughout the Group, with all significant issues arising from the audit reported to the Group Audit Committee.

        The Group's internal control framework includes detailed procedures set out in financial and actuarial procedure manuals. The Group prepares an annual business plan with three-year projections. Executive management and the Board receive monthly reports on the Group's actual performance against plan, together with updated forecasts.

        The insurance operations of the Group all prepare a financial condition report which is presented to the Board, together with regular reports from the Group Finance Director on the financial position of the Group.

(ii) Major risks

        The Group publishes separately within its Form 20-F a section on key risk factors, which discusses inherent risks in the business and trading environment.

(iii) Financial risks

(a) Foreign exchange risk

        Prudential faces foreign exchange risk, primarily because its presentation currency is pounds sterling, whereas approximately 64 per cent of Prudential's profit after tax for the year ended December 31, 2006 came from Prudential's US and Asian operations. The exposure relating to the translation of reported earnings is not separately managed although its impact is reduced by interest payments on foreign currency borrowings and by the adoption of average exchange rates for the translation of foreign currency revenues.

        Approximately 76 per cent of the Group's IFRS basis shareholders' funds at December 31, 2006 arose in Prudential's US and Asian operations. To mitigate the exposure of the US component there are US$1.55 billion of borrowings held centrally. The Group has also entered into a US$2 billion net investment hedge (see note G3). Net of the currency position arising from these instruments some 43 per cent of the Group's shareholders' funds are represented by net assets in currencies other than sterling.

(b) Liquidity risk

        Liquidity risk is the risk that Prudential may be unable to meet payment of obligations in a timely manner at a reasonable cost or the risk of unexpected increases in the cost of funding at appropriate maturities or rates. Liquidity management in each business seeks to ensure that, even under adverse conditions, Prudential has access to the funds necessary to cover surrenders, withdrawals and maturing liabilities.

        In practice, most of Prudential's invested assets are marketable securities. This, combined with the fact that a large proportion of the liabilities contain discretionary surrender values or surrender charges, reduces the liquidity risk. The Group maintains committed borrowing and securities lending facilities.

(c) Credit risk

        Credit risk is the risk that a counterparty or an issuer of securities, which Prudential holds in its asset portfolio, defaults or another party fails to perform according to the terms of the contract. Some of Prudential's businesses, in particular Jackson, Egg, the PAC with-profits fund and Prudential's UK pension annuity business, hold large amounts of interest-sensitive investments that contain credit risk on which a certain level of defaults is expected. These expected losses are considered when Prudential determines the crediting rates, deposit rates and premium rates for the products that will be supported by these assets. The key shareholder businesses exposed to credit risks are Jackson and Egg. Certain over-the-counter derivatives contain a credit risk element that is controlled through evaluation of collateral agreements and master netting agreements on interest rate and currency swaps. Prudential is also exposed to credit-related losses in the event of non-performance by counterparties.

        Further analysis of the credit risks for Jackson is shown in note D3 and for Egg in note E7.

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

        Prudential is exposed to certain fiscal risks arising from changes in tax laws and enforcement policies and in reviews by taxation authorities of tax positions taken by Prudential in recent years. Prudential manages this risk and risks associated with changes in other legislation and regulation through ongoing review by relevant departments of proposed changes to legislation and by membership of relevant trade and professional committees involved in commenting on draft proposals in these areas.

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

(vi) Asset/liability management

        Prudential manages its assets and liabilities locally, in accordance with local regulatory requirements and reflecting the differing types of liabilities Prudential has in each business. As a result of the diversity of products offered by Prudential and the different regulatory environments in which it operates, Prudential employs different methods of asset/liability management, on both an in-force and new business basis. Stochastic modeling of assets and liabilities is undertaken in the Group's insurance operations to assess economic capital requirements for different confidence intervals and time horizons. In addition, reserve adequacy testing under a range of scenarios and dynamic solvency analysis is carried out, including under certain scenarios mandated by the US, the UK and Asian regulators.

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

        For businesses that are most sensitive to interest rate changes, such as immediate annuity business, Prudential uses cash flow analysis to create a portfolio of fixed income securities whose value changes in line with the value of liabilities when interest rates change. This type of analysis helps protect profits from changing interest rates. In the UK, the cash flow analysis is used in Prudential's annuity and banking business while, in the US, it is used for its interest-sensitive and fixed index annuities and stable value products such as Guaranteed Investment Contracts (GICs). Perfect matching is not possible for interest-sensitive and fixed index annuities because of the nature of the liabilities (which include guaranteed surrender values) and options for prepayment contained in the assets. The US supervisory authorities require Jackson to calculate projections to test Jackson's ability to run off its liabilities with assets equal to statutory reserves in a number of specified future economic scenarios. If Jackson is unable to satisfy all of these tests, which are carried out at least annually, then it may be required to establish additional statutory reserves.

        For businesses that are most sensitive to equity price changes, Prudential uses stochastic modeling and scenario testing to look at the expected future returns on its investments under different scenarios that best reflect the large diversity in returns that equities can produce. This allows Prudential to devise an investment and with-profits policyholder bonus strategy that, on the model assumptions, allows it to optimise returns to its policyholders and shareholders over time, while maintaining appropriate financial strength. Prudential uses this method extensively in connection with its UK with-profits business.

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

        From January 1, 2005 when the Group adopted IFRS 4, the measurement basis of assets and liabilities of long-term business contracts is dependent upon the classification of the contracts under IFRS. Under IFRS 4, contracts are initially classified as being either 'insurance' contracts, if the level of insurance risk in the contracts is significant, or investment contracts, if the risk is insignificant.

Insurance contracts

        Insurance contracts are permitted to be accounted for under previously applied GAAP. The Group has chosen to adopt this approach. However, as an improvement to accounting policy, permitted by IFRS 4, the Group has applied the measurement principles for with-profits contracts of UK regulated entities and disclosures of the UK Standard FRS 27 from January 1, 2005. An explanation of the provisions under FRS 27 is provided in note D2.

        Under the previously applied GAAP, UK GAAP, the assets and liabilities of contracts were reported in accordance with the MSB of reporting as set out in the ABI SORP.

        The insurance contracts of the Group's shareholder-backed business fall broadly into the following categories:

  •
  UK insurance operations—bulk and individual annuity business, written primarily by Prudential Retirement Income Limited, Prudential Pensions Limited, and other categories of non-participating UK business;

  •
  Jackson—fixed and variable annuity business and life insurance; and

  •
  Prudential Corporation Asia—non-participating term, whole life, and unit-linked policies, together with accident and health policies.

Investment contracts

        Investment contracts are further delineated under IFRS 4 between those with and without discretionary participation features. For those contracts with discretionary participation features, IFRS 4 also permits the continued application of previously applied GAAP. The Group has adopted this approach, again subject to the FRS 27 improvement.

        For investment contracts that do not contain discretionary participation features, IAS 39 and, where the contract includes an investment management element, IAS 18, apply measurement principles to assets and liabilities attaching to the contract that may diverge from those previously applied.

        Contracts of the Group, which are classified as investment contracts that do not contain discretionary participation features, whose assets and liabilities were required to be remeasured from January 1, 2005 under these two standards can be summarized as:

  •
  UK—certain unit-linked savings and similar contracts;

  •
  Jackson—GICs and funding agreements
               —minor amounts of 'annuity certain' contracts; and

  •
  Prudential Corporation Asia—minor amounts for a number of small categories of business.

        The accounting for the contracts of UK insurance operations and Jackson's GICs and funding agreements are considered in turn below:

(i) Certain UK unit-linked savings and similar contracts

        Change was required for the following acontract assets and liabilities.

Deferred acquisition costs

        Under UK GAAP as applied in the 2004 results, acquisition expenses were deferred with amortization on a basis commensurate with the anticipated emergence of margins under the contract. From 2005 onwards, under IFRS, acquisition costs are deferred to the extent that it is appropriate to recognize an asset that represents the entity's contractual right to benefit from providing investment management services and are amortized as the entity recognizes the related revenue. IAS 18 further reduces the costs potentially capable of deferral to incremental costs only. Deferred acquisition costs are amortized to the income statement in line with service provision.

Deferred income reserves

        These are required to be established under IAS 18 with amortization over the expected life of the contract. The majority of the relevant UK contracts are single premium with the initial deferred income reflecting the "front-end load' i.e. the difference between the premium paid and the amount credited to the unit fund. Deferred income is amortized to the income statement in line with service provision. The amortization profile is either on a straight-line basis or, if more appropriate, a further deferral of income recognition is applied.

Sterling reserves

        Under UK GAAP as applied in the 2004 results, reflecting the regulatory approach in the UK, prudent provisions were established for possible future expenses not covered by future margins at a policy level. From 2005 onwards, such provisions are no longer permitted under IFRS 4.

(ii) Jackson—GICs and funding arrangments

        Under UK GAAP as applied in the 2004 results, the assets and liabilities of Jackson's insurance contracts, including GICs, have been measured by the application of US GAAP principles with contract liabilities accounted for on an amortized cost basis. Under a traditional GIC, the policyholder makes a lump sum deposit. The interest rate paid is fixed and established when the contract is issued. Funding agreements are of a similar nature but the interest rate may be floating, based on a rate linked to an external index. The US GAAP accounting requirements for such contracts are very similar to those under IFRS on the amortized cost model for liability measurement.

(b) Concentration of risk

(i) Business accepted

        The Group has a broadly based exposure to life assurance risk. This is achieved through the geographical spread of the Group's operations and, within those operations, through a broad mix of product types. In addition, looking beyond pure insurance risk, the Group considers itself well developed in its approach to assessment of diversification benefits through its economic capital framework that is used for internal business management. The economic capital methodology seeks to apply a single yardstick to assess and quantify all risks attaching to the Group's insurance business and associated capital requirements.

        Prudential's internal Group economic capital requirement is defined as the minimum amount of capital that the Group needs to hold in order to remain economically solvent over a 25-year horizon, given a target probability of insolvency appropriate for AA-rated debt. The target confidence level is based on historic default rates for AA-rated debt, and varies over the time horizon of the projection. The economic capital requirement is calculated in respect of existing contractual and discretionary liabilities only.

        For the purposes of calculating Group economic capital, Group 'economic solvency' is defined as the position where both: (a) the capital balance of the parent company is positive, and (b) all business units are solvent on the applicable local regulatory basis. This definition of solvency allows the Group's capital position to be assessed on an economic basis while taking into account the actual regulatory constraints at the business unit level.

        The Group economic capital position is calculated using the Group Solvency Model (GSM)—an integrated stochastic asset/liability model of the Group economic solvency position. Projected economic scenarios in the GSM are generated using a stochastic economic scenario generator that captures all the correlations between different asset classes and geographies.

        The Group regularly determines the level of capital required to cover the risks to its existing contractual and discretionary insurance liabilities on an economic basis and its internal target solvency level. This level of required capital is determined after allowance for diversification across risk and geographies and the capturing of future shareholders' transfers from the business units. This level is then compared with available capital on an equivalent basis (i.e. GAAP based shareholders' equity after eliminating goodwill and including subordinated debt capital and valuation differences). The required capital is then analyzed into its contributing parts by risk type, namely: asset/liability matching, credit risk, underwriting, persistency and operational risk.

        The largest risk exposure on a diversified basis, credit risk, reflects the relative size of the exposure to Jackson, Prudential UK shareholder annuities business, and Egg.

        An example of the diversification benefits for Prudential is that adverse scenarios do not affect all business units in the same way, providing natural hedges within the Group. For example, the Group's US business is sensitive towards increasing interest rates, whereas, in contrast, several business units in Asia benefit from increasing rates. Conversely, these Asian business units are sensitive towards low interest rates, whereas the US benefits from falling interest rates. The economic capital framework also takes into account situations where factors are correlated, for example the extent of correlation between Asian and US economies.

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

(c) Guarantees

        Notes D2(b), D3(b), D4(b) and D4(h) provide details of guarantee features of the Group's life assurance products. In the UK, guarantees of the with-profits products are valued for accounting purposes on a market consistent basis for 2006 as described in section D2(d)(ii). The UK business also has products with guaranteed annuity option features, mostly within SAIF, as described in section D2(b). There is little exposure to financial options and guarantees in the shareholder-backed business of the UK operations. The US business annuity products have a variety of option and guarantee features as described in section D3(b). Jackson's derivative program seeks to manage the exposures as described in section D3(c). The most significant exposure for the Group arises on Taiwan whole of life policies as described in section D4(h).

(d) Amount, timing and uncertainty of future cash flows from insurance contracts

        The factors that affect the amount, timing and uncertainty of future cash flows from insurance contracts depend upon the businesses concerned as described in subsequent sections. In general terms, the Group is managed by reference to a combination of measures. These measures include IFRS basis earnings, net shareholder cash flow to or from business units from or to central funds, and movements in the present value of future expected distributable earnings of in-force long-term insurance business. The latter item when added to the net assets is commonly referred to as Embedded Value.

        The Group prepares and publishes supplementary information in accordance with the European Embedded Value (EEV) principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the addition of Additional Guidance on EEV Disclosures published in October 2005. Key elements of the EEV principles are the approach applied to allowing for risk and the use of best estimate assumptions to project future cash flows arising from the contracts.

        The business covered by the EEV basis results includes both investment contracts as well as insurance contracts (as defined under IFRS 4). Investment contracts form a relatively small part of the Group's long-term business as demonstrated by the carrying value of policyholder liabilities shown in the Group balance sheet.

        The projected cash flows are those expected to arise under the contracts such as those arising from premiums, claims and expenses after appropriate allowance for future lapse behavior and mortality and morbidity experience. The cash flows also include the expected future cash flows on assets covering liabilities and encumbered capital.

        Encumbered capital is based on the Group's internal target for economic capital subject to it meeting at least the local statutory minimum requirements. Economic capital is assessed using internal models but does not take credit for the significant diversification benefits that exist within the Group.

        The valuation of the future cash flows also takes account of the 'time value' of option and guarantee features of the Group's long-term business contracts. The time value reflects the variability of economic outcomes in the future. Where appropriate, a full stochastic valuation is undertaken to determine the value of the in-force business. Common principles are adopted across the Group for the stochastic asset model classes, for example, separate modeling of individual asset classes but with allowance for correlation between the various asset classes. In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions are modeled. In all instances, the modeled actions are in accordance with approved local practice and therefore reflect the options actually available to management. For the PAC with-profits sub-fund, the actions are consistent with those set out in the Principles and Practices of Financial Management.

        The present value of the future distributable earnings is calculated using a risk discount rate which reflects both the time value of money and the risks associated with the cash flows that are not otherwise allowed for. The risk allowance covers market and non-market risks.

        Under Capital Asset Pricing Methodology (CAPM), the discount rate is determined as the aggregate of the risk-free rate and the risk margin for market risk. The latter is calculated as the 'beta' times the equity risk premium. Under CAPM, the beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product cash flows. They are determined by considering how the profits from each product are impacted by changes in expected returns on various asset classes, and by converting this into a relative rate of return, it is possible to derive a product specific beta.

        Product specific discount rates are used in order to reflect the risk profile of each major territory and product group. No allowance is required for non-market risks where these are assumed to be fully diversifiable. The majority of non-market risks are considered to be diversifiable. Finance theory cannot be used to determine the appropriate component of beta for non-diversifiable non-market risks since there is no observable risk premium associated with it that is akin to the equity risk premium. Recognising this, a pragmatic approach has been used. A constant margin of 50 basis points (2005: 50 basis points) has been added to the risk margin derived for market risk to cover the non-diversifiable non-market risks associated with the business. For the UK shareholder-backed annuity business an additional margin of 100 basis points was used (2005: 100 basis points).

        Product level betas are calculated each year. They are combined with the most recent product mix to produce appropriate betas and risk discount rates for each major product grouping.

(e) Sensitivity of IFRS basis profit or loss and equity to changes that have a material effect

        The factors that may significantly affect IFRS results due to changes of experience or assumptions vary significantly between business units. The most significant items are summarised below.

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

  •
  fixed annuity business—spread differential between earned rate and rate credited to policyholder; and

  •
  fixed indexed annuity business—spread differential between earned rate and rate credited to policyholder and incidence of equity index participation features.

Asian operations

  •
  With-profits business—as for UK insurance operations;

  •
  unit-linked business—as for UK insurance operations; and

  •
  non-participating business—return on assets covering the Taiwan whole of life policies.

        Where appropriate these issues are discussed in notes D2, D3 and D4.

        Lapse risk is not mentioned above and has variable impacts. In the UK, adverse persistency experience has led to losses in embedded value in 2004 and 2005 and to a much lesser extent in 2006 reflecting a reduced level of projected statutory transfers from the PAC with-profits sub-fund. However, in any given year, the statutory transfer recognized in IFRS profits is only marginally affected by altered persistency trends.

        Jackson is sensitive to lapse risk. However, Jackson has swaption derivatives in place to ameliorate the effect of a sharp rise in interest rates, which would be the most likely cause of a sudden change in policyholder behavior.

(f) Duration of liabilities

        Under the terms of the Group's contracts, as for life assurance contracts generally, the contractual maturity date is the earlier of the end of the contract term, death, other insurable events or surrender. The Group has therefore chosen to provide details of liability duration that reflect the actuarially determined best estimate of the likely incidence of these factors on contract duration. Details are shown in sections D2(i), D3(i) and D4(i). Effective interest rates, as defined in IAS 32, are not applicable to the Group's insurance contracts and investment contracts with discretionary participation features.

        In the years 2002 to 2006, claims paid on the Group's life assurance contracts including those now classified as investment contracts under IFRS 4 ranged from £11.8 billion to £15.9 billion. Indicatively it is to be expected that of the Group's policyholder liabilities (excluding unallocated surplus) at December 31, 2006 of £165 billion, the amounts likely to be paid in 2007 will be of a similar magnitude.

D2:    UK insurance operations

(a) Summary balance sheet at December 31, 2006

        In order to explain the different types of UK business and fund structure, the balance sheet of the UK insurance operations may be analyzed by the assets and liabilities of the Scottish Amicable Insurance Fund, the PAC with-profits sub-fund, PRIL, unit-linked and other business. The assets and liabilities of these funds and subsidiaries are shown in the table below.

		PAC with-profits sub-fund (note i)			Other funds and subsidiaries			UK Insurance operations
	Scottish Amicable Insurance Fund (note ii)	Excluding Prudential Annuities Limited	Prudential Annuities Limited (note iii)	Total (note iv)	Prudential Retirement Income Limited	Other non-profit unit-linked and other business (note v)	Total	Total 2006	Total 2005
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and acquired in-force value of long-term business contracts	—	—	—	—	—	167	167	167	199

	—	—	—	—	—	167	167	167	199

Intangible assets attributable to PAC with-profits fund:
In respect of acquired venture fund investment subsidiaries	—	830	—	830	—	—	—	830	679
Deferred acquisition costs	5	26	—	26	—	—	—	31	35

	5	856	—	856	—	—	—	861	714

Total	5	856	—	856	—	167	167	1,028	913

Other non-investment and non-cash assets	320	2,530	292	2,822	482	1,109	1,591	4,733	4,457

Investments of long-term business and other operations:
Investment properties	1,437	10,174	385	10,559	393	2,040	2,433	14,429	12,670
Financial investments:
Loans and receivables	207	666	212	878	43	—	43	1,128	1,130
Equity securities and portfolio holdings in unit trusts	7,509	40,876	365	41,241	20	11,476	11,496	60,246	58,526
Debt securities	4,306	16,795	13,801	30,596	12,669	5,890	18,559	53,461	49,452
Other investments	211	1,955	186	2,141	37	72	109	2,461	2,688
Deposits	530	3,998	355	4,353	549	1,380	1,929	6,812	6,797

Total investments	14,200	74,464	15,304	89,768	13,711	20,858	34,569	138,537	131,263

Held for sale assets	—	463	—	463	—	—	—	463	728
Cash and cash equivalents	147	827	123	950	30	852	882	1,979	1,195

Total assets	14,672	79,140	15,719	94,859	14,223	22,986	37,209	146,740	138,556

Equity and liabilities
Equity
Shareholders' equity	—	—	—	—	971	292	1,263	1,263	1,141
Minority interests	24	55	—	55	—	—	—	79	95

Total equity	24	55	—	55	971	292	1,263	1,342	1,236

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	13,393	32,830	13,379	46,209	12,327	8,394	20,721	80,323	79,231
Investment contract liabilities with discretionary participation features	737	27,928	—	27,928	—	—	—	28,665	26,443
Investment contract liabilities without discretionary participation features	—	12	—	12	—	11,441	11,441	11,453	10,502
Unallocated surplus of with-profits funds (reflecting application of 'realistic' provisions for UK regulated with-profits funds)	—	11,886	1,625	13,511	—	—	—	13,511	11,245

Total	14,130	72,656	15,004	87,660	12,327	19,835	32,162	133,952	127,421

Operational borrowings attributable to shareholder-financed operations	—	—	—	—	—	11	11	11	17
Borrowings attributable to with-profits funds	112	1,664	—	1,664	—	—	—	1,776	1,898
Other non-insurance liabilities	406	4,765	715	5,480	925	2,848	3,773	9,659	7,984

Total liabilities	14,648	79,085	15,719	94,804	13,252	22,694	35,946	145,398	137,320

Total equity and liabilities	14,672	79,140	15,719	94,859	14,223	22,986	37,209	146,740	138,556

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

(v)
Within policyholder liabilities of £19,835 million for the non-profit unit-linked and other business is £17,679 million for unit-linked business.

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

(i) With-profits products and PAC with-profits sub-fund

        Within the balance sheet of UK insurance operations at December 31, 2006, there are policyholder liabilities of £74.1 billion (2005: £73.2 billion) and unallocated surplus of £13.5 billion (2005: £11.2 billion) that relate to the WPSF. The WPSF mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The WPSF's profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation.

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

        The WPSF held a provision of £47 million at December 31, 2006 (2005: £52 million) to honour guarantees on a small amount of guaranteed annuity products. SAIF's exposure to guaranteed annuities is described below.

        Beyond the generic guarantees described above, there are very few explicit options or guarantees such as minimum investment returns, surrender values or annuities at retirement and any granted have generally been at very low levels.

(ii) Annuity business

        Prudential's conventional annuities include level, fixed increase and retail price index (RPI) annuities. They are mainly written within the subsidiaries PAL, PRIL, Prudential Pensions Limited and the PAC with-profits sub-fund, but there are some annuity liabilities in the non-profit sub-fund and SAIF.

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

        At December 31, 2006, £29.0 billion (2005: £25.3 billion) of investments relate to annuity business of PAL and PRIL. These investments are predominantly in debt securities (including retail price index-linked bonds to match retail price index-linked annuities), loans and deposits and are duration matched with the estimated duration of the liabilities they support.

(iii) SAIF

        SAIF is a ring-fenced sub-fund of the PAC long-term fund formed following the acquisition of the mutually owned Scottish Amicable Life Assurance Society in 1997. No new business may be written in SAIF, although regular premiums are still being paid on policies in force at the time of the acquisition and incremental premiums are permitted on these policies.

        The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although they are entitled to investment management fees on this business.

        The process for determining policyholder bonuses of SAIF with-profits policies, which constitute the vast majority of obligations of the funds, is similar to that for the with-profits policies of the WPSF. However, in addition, the surplus assets in SAIF are allocated to policies in an orderly and equitable distribution over time as enhancements to policyholder benefits i.e. in excess of those based on asset share.

        Provision is made for the risks attaching to some SAIF unitized with-profits policies that have MVR-free dates and for those SAIF products which have a guaranteed minimum benefit on death or maturity of premiums accumulated at four per cent per annum.

        The Group's main exposure to guaranteed annuities in the UK is through SAIF and a provision of £561 million was held in SAIF at December 31, 2006 (2005: £619 million) to honour the guarantees. As

SAIF is a separate sub-fund solely for the benefit of policyholders of SAIF this provision has no impact on the financial position of the Group's shareholders' equity.

(iv) Unit-linked (non-annuity) and other non-profit business

        Prudential UK insurance operations also have an extensive book of unit-linked policies of varying types and provide a range of other non-profit business such as credit life and protection contracts. These contracts do not contain significant financial guarantees.

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

(ii) Pension annuity business

        Prudential's UK annuity business employs fixed income investments (including UK retail price index-linked assets) because the liabilities consist of guaranteed payments for as long as each annuitant or surviving partner is alive. Retail price index-linked assets are used to back pension annuities where the payments are linked to the RPI.

(iii) Unit-linked business

        Except through the second order effect on investment management fees, the unit-linked business of the UK insurance operations is not exposed to market risk. The lack of exposure arises from the contract nature whereby policyholder benefits reflect asset value movements of the unit-linked funds.

(d) Process for setting assumptions and determining liabilities

(i) Overview

        The calculation of the contract liabilities involves the setting of assumptions for future experience. This is done following detailed review of the relevant experience including, in particular, mortality, expenses, tax, economic assumptions and where applicable, persistency.

        For with-profits business written in the WPSF or SAIF, a market consistent valuation is performed (as described in section (ii) below). Additional assumptions required are for persistency and the management actions under which the fund is managed.

        Assumptions used for a market consistent valuation typically do not contain margins, whereas those used for the valuation of other classes of business do.

        Mortality assumptions are set based on the results of the most recent experience analysis looking at the experience over recent years of the relevant business. For non-profit business, a margin for adverse deviation is added. Different assumptions are applied for different product groups. For annuitant mortality, assumptions for current mortality rates are based on recent experience investigations and expected future improvements in mortality. The expected future improvements are based on recent experience and projections of the business and industry experience generally.

        Maintenance and, for some classes of business, termination expense assumptions are expressed as per policy amounts. They are set based on the expenses incurred during the year, including an allowance for ongoing investment expenditure and allocated between entities and product groups in accordance with the operation's internal cost allocation model. For non-profit business a margin for adverse deviation is added to this amount. Expense inflation assumptions are set consistent with the economic basis and based on the difference between yields on nominal gilts and index-linked gilts.

        The actual renewal expenses charged to SAIF will continue to be based on the tariff arrangement specified in the Scottish Amicable Life Assurance Society Scheme until December 31, 2007, when the tariff arrangement terminates. This provides an additional margin in SAIF as the unit costs derived from actual expenses (and used to derive the recommended assumptions) are generally significantly greater than the tariff costs.

        The assumptions for investment management expenses are based on the charges specified in agreements with the Group's investment management operations, plus a margin for adverse deviation for non-profit business.

        Tax assumptions are set equal to current rates of taxation.

        For non-profit business excluding unit-linked business, the valuation interest rates used to discount the liabilities are based on the yields as at the valuation date on the assets backing the technical provisions. For fixed interest securities the gross redemption yield is used except for the PAL and PRIL annuity business where the internal rate of return of the assets backing the liabilities is used. For property it is the rental yield, and for equities it is the greater of the dividend yield and the average of the dividend yield and the earnings yield. An adjustment is made to the yield on non risk-free fixed interest securities and property to reflect credit risk. To calculate the non-unit reserves for linked business, assumptions have been set for the gross unit growth rate and the rate of inflation of maintenance expenses, as well as for the valuation interest rate as described above.

(ii) WPSF and SAIF

        The policyholder liabilities reported for the WPSF are primarily for two broad types of business. These are accumulating and conventional with-profits contracts. The policyholder liabilities of the WPSF in 2005 and 2006 are accounted for under FRS 27.

        The provisions have been determined on a basis consistent with the detailed methodology included in regulations contained in the FSA's rules for the determination of reserves on the FSA's 'realistic' Peak 2 basis. In aggregate, the regime has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances. These contracts are a combination of insurance and investment contracts with discretionary participation features, as defined by IFRS 4.

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

        The assumptions used in the stochastic models are calibrated to produce risk-free returns on each asset class. Volatilities of, and correlations between, investment returns from different asset classes are as determined by the Group's Portfolio Management Group and aim to be market consistent.

        The cost of guarantees, options and smoothing is very sensitive to the bonus, market value reduction (MVR), and investment policy employed and therefore the stochastic modeling incorporates a range of management actions that would help to protect the fund in adverse investment scenarios. Substantial flexibility has been included in the modeled management actions in order to reflect the discretion that is retained in adverse investment conditions, thereby avoiding the creation of unreasonable minimum capital requirements. The management actions assumed are consistent with the Group's management policy for with-profits funds and the Group's disclosures in the publicly available Principles and Practices of Financial Management.

        The contract liabilities for with-profits business also required assumptions for persistency. These are set based on the results of recent experience analysis.

(iii) Annuity business

        The contract liabilities for PAL and PRIL are based on the FSA regulatory solvency basis. The valuation is then modified for IFRS reporting purposes to remove certain of the margins for prudence within the assumptions, and contingency reserves, both of which are required under the solvency basis applied for regulatory purposes, but not for financial accounting.

        The contract liabilities are the discounted value of future claim payments, adjusted for investment expenses and future administration costs. The interest rates used for discounting claim payments are derived from the yields on the assets held with an allowance for default and mismatching risk.

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

	PAL		PRIL
2006
	Males	Females	Males	Females
In payment	106% – 126% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 1.25%	84% – 117% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 0.75%	99% – 114% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 1.25%	85% – 103% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 0.75%
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years
	PAL		PRIL
2005
	Males	Females	Males	Females
In payment	93% – 100% PMA92 (C = 2004) with medium cohort improvement table with a minimum annual improvementof 1.25%	84% – 105% PFA92 (C = 2004) with 75% of medium cohort improvement table with a minimum annual improvement of 0.75%	88% – 100% PMA92 (C = 2004) with medium cohort improvement table with a minimum annual improvementof 1.25%	84% – 102% PFA92 (C = 2004) with 75% of medium cohort improvement table with a minimum annual improvement of 0.75%
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

	PAL		PRIL
2004
	Males	Females	Males	Females
In payment	97% – 111% PMA92 (C = 2004) with medium cohort improvement table with a minimum annual improvement of 1.25%	92% – 105% PFA92 (C = 2004) with 75% of medium cohort improvement table with a minimum annual improvement of 0.75%	90% – 113% PMA92 (C = 2004) with medium cohort improvement table with a minimum annual improvement of 1.25%	85% – 104% PFA92 (C = 2004) with 75% of medium cohort improvement table with a minimum annual improvement of 0.75%
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

(iv) Unit-linked (non-annuity) and other non-profit business

        The majority of other long-term business written in the UK insurance operations is unit-linked business or other business with similar features. For these contracts the attaching liability reflects the unit value obligation and provision for expenses and mortality risk. The latter component is determined by applying mortality assumptions on a basis that is appropriate for the policyholder profile.

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

(e) Reinsurance

        The Group's UK insurance business cedes only minor amounts of business outside the Group. During 2006, reinsurance premiums for externally ceded business were £58 million (2005: £82 million) and reinsurance recoverable insurance assets were £510 million (2005: £750 million) in aggregate. The gains and losses recognized in profit and loss for these contracts were immaterial.

(f) Effect of changes in assumptions used to measure insurance assets and liabilities

2006

        For with-profits business, there was no significant change in assumptions in 2006.

        There was no change in mortality assumptions for PAL in 2006 which had a material effect on the measurement of the insurance liabilities. Liabilities for PAL were increased by £47 million for the effect of change of assumptions for renewal expenses. As PAL is owned by the WPSF, this change had no effect on shareholder profit.

        In 2006, the FSA made regulatory changes for UK regulated shareholder-backed non-participating business. These changes were proposed in the consultative paper CP06/16 and confirmed in December 2006 policy statement PS06/14.

        The changes to the FSA rules allow insurance liabilities for this business to incorporate more realism. In particular this is achieved by:

  •
  setting technical provisions for expenses not directly attributable to one particular contract at a homogenous risk group level and not, as previously, at an individual contract level for all non-profit business; and

  •
  recognising the economic effect of making a prudent lapse rate assumption. Previously, no lapses were assumed.

        Under IFRS 4, the effect of this change is accounted for as a change in estimate and there is a consequent increase in operating profit based on longer-term investment returns of £46 million.

        In addition to the £46 million credit described above, a charge of £4 million was recognized in 2006 for the effect of change of assumption for renewal and termination expenses mainly in respect of PAC.

2005

        For with-profits business the only significant change for 2005 was an altered basis of recognising liabilities and unallocated surplus for SAIF. This was to comply with actuarial guidance GN 45, which requires that for a closed fund where the fund will be distributed fully that the working capital is shown as zero, with the future enhancements to asset shares being increased by the free capital. Without the adjustment the unallocated surplus would have been approximately £700 million. Shareholder results and equity were not altered by this change.

        The change of mortality table for PAL explained in section D2(d) increased liabilities by £144 million. As PAL is owned by the WPSF this change had no affect on shareholder profit.

        For shareholder-backed non-participating business a number of changes of assumptions were made in 2005. Taken together these changes had the effect of reducing profit before tax by £36 million with consequent increase in liabilities. The reduction arose from a charge of £69 million for strengthened mortality assumptions, being partially offset by a net credit of £29 million in respect of a reduced level of expected defaults for debt securities, and a credit of £4 million for other changes.

        The net charge of £36 million comprised amounts in respect of PAC (£35 million charge), Prudential Holborn Life (£2 million credit) and PRIL (£3 million charge).

(g) Sensitivity of IFRS basis profit or loss and equity to changes that have a material effect

        The primary sensitivities that have a material effect on the IFRS basis results of the UK insurance operations relate to asset/liability matching and mortality experience for shareholder-backed annuity business. Further details are described below.

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

        The main factors that influence the determination of bonus rates are the return on the investments of the fund, the effect of inflation, taxation, the expenses of the fund chargeable to policyholders and the degree to which investment returns are smoothed. Mortality and other insurance risk are relatively minor factors.

        Unallocated surplus represents the excess of assets over policyholder liabilities of the fund. As unallocated surplus of the WPSF is recorded as a liability, movements in its value do not affect shareholders' profits or equity.

        The level of unallocated surplus is particularly sensitive to the level of investment returns on the portion of the life fund assets that represents the surplus. The effects for 2006 and 2005 are demonstrated in note D5.

(ii)
Shareholder-backed annuity business

        Profits from shareholder-backed annuity business are most sensitive to:

  •
  the extent to which the duration of the assets held closely matches the expected duration of the liabilities under the contracts. Assuming close matching, the impact of short-term asset value movements as a result of interest rate movements will broadly offset changes in the value of liabilities caused by movements in valuation rates of interest;

  •
  actual versus expected default rates on assets held;

  •
  the difference between long-term rates of return on corporate bonds and risk-free rates;

  •
  the variance between actual and expected mortality experience;

  •
  the extent to which expected future mortality experience gives rise to changes in the measurement of liabilities; and

  •
  changes in renewal expense levels.

        A decrease in assumed mortality rates of one per cent would decrease gross profits by approximately £34 million (2005: £33 million). A decrease in credit default assumptions of five basis points would increase gross profits by £64 million (2005: £65 million). A decrease in renewal expenses (excluding investment management expenses) of five per cent would increase gross profits by £14 million (2005: £12 million). The effect on profits would be approximately symmetrical for changes in assumptions that are directionally opposite to those explained above.

(iii)
Unit-linked and other business

        Unit-linked and other business represents a comparatively small proportion of the in-force business of the UK insurance operations.

        Profits from unit-linked and similar contracts primarily arise from the excess of charges to policyholders, for management of assets under the Company's stewardship, over expenses incurred. The former is most sensitive to the net accretion of funds under management as a function of new business and lapse and mortality experience. The accounting impact of the latter is dependent upon the amortization of acquisition costs in line with the emergence of margins (for insurance contracts) and amortization in line with service provision (for the investment management component of investment contracts). By virtue of the design features of most of the contracts which provide low levels of mortality cover, the profits are relatively insensitive to changes in mortality experience.

(iv)
Exposure to interest rate risk

        By virtue of the fund structure, product features and basis of accounting described in note D2(b) and (d), the policyholder liabilities of the UK insurance operations are, except for pension annuity business, not generally exposed to interest rate risk. For pension annuity, business liabilities are exposed to fair value interest rate risk. However, the net exposure to the PAC WPSF (for PAL) and shareholders (for liabilities of PRIL and the non-profit sub-fund) is very substantially ameliorated by virtue of the close matching of assets with appropriate duration.

(h) Duration of liabilities

        With the exception of most unitized with-profits bonds and other whole of life contracts the majority of the contracts of the UK insurance operations have a contract term. However, in effect, the maturity term of contracts reflects the earlier of death, maturity, or lapsation. In addition, with-profit contract liabilities as noted in note D2(d) above include projected future bonuses based on current investment values. The actual amounts payable will vary with future investment performance of SAIF and the WPSF. To ascribe particular amounts payable to these contracts in future years does not provide appropriate information.

        The tables below show the carrying value of the policyholder liabilities. Separately, the Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The tables below also show the maturity profile of the cash flows used for 2006 and 2005 for that purpose for insurance contracts, as defined by IFRS, i.e. those containing significant insurance risk, and investment contracts, which do not.

	With-profits business			Annuity business (Insurance contracts)			Other
2006	Insurance contracts	Investment contracts	Total	PAL	PRIL	Total	Insurance contracts	Investment contracts	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Policyholder liabilities	46,223	28,677	74,900	13,379	12,327	25,706	8,394	11,441	19,835

	%	%	%	%	%	%	%	%	%
Expected maturity:
0 to 5 years	47	23	36	32	30	31	32	37	34
5 to 10 years	28	22	26	24	23	24	24	23	23
10 to 15 years	13	17	15	18	17	18	18	14	16
15 to 20 years	6	15	10	12	12	12	12	13	13
20 to 25 years	3	13	7	7	8	7	7	5	7
Over 25 years	3	10	6	7	10	8	7	8	7

	With-profits business			Annuity business (Insurance contracts)			Other
2005	Insurance contracts	Investment contracts	Total	PAL	PRIL	Total	Insurance contracts	Investment contracts	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Policyholder liabilities	47,435	26,443	73,878	14,068	8,324	22,392	9,404	10,502	19,906

	%	%	%	%	%	%	%	%	%
Expected maturity:
0 to 5 years	48	25	39	32	29	31	33	45	36
5 to 10 years	29	24	27	24	22	23	25	24	25
10 to 15 years	13	18	15	17	17	17	18	14	17
15 to 20 years	6	14	9	12	12	12	14	8	12
20 to 25 years	3	11	6	7	8	8	6	5	6
Over 25 years	1	8	4	8	12	9	4	4	4

Notes

(i)
The cash flow projections of expected benefit payments used in the maturity profile table above are from value of in-force business and exclude the value of future new business, including vesting of internal pension contracts.

(ii)
Benefit payments do not reflect the pattern of bonuses and shareholder transfers in respect of the with-profits business.

(iii)
Investment contracts under Other comprise certain unit-linked and similar contracts accounted for under IAS 39 and IAS 18.

(iv)
For business with no maturity term included within the contracts, for example with-profits investment bonds such as Prudence Bond, an assumption is made as to likely duration based on prior experience.

D3:    US operations

(a) Summary balance sheet at December 31, 2006

	Long-term business
	Variable annuity separate account assets and liabilities*
					US operations
		Fixed annuity, GIC and other business*		Broker- dealer and fund management
			Total		Total 2006	Total 2005
	£ million	£ million	£ million	£ million	£ million	£ million
Assets
Intangible assets attributable to shareholders:
Goodwill	—	—	—	16	16	16
Deferred acquisition costs and acquired in-force value of long-term business contracts	—	1,712	1,712	—	1,712	1,634

Total	—	1,712	1,712	16	1,728	1,650

Other non-investment and non-cash assets	—	1,588	1,588	83	1,671	1,888
Investments of long-term business and other operations:
Investment properties	—	20	20	—	20	41
Financial investments:
Loans and receivables	—	3,254	3,254	—	3,254	3,577
Equity securities and portfolio holdings in unit trusts	11,367	343	11,710	—	11,710	8,847
Debt securities	—	20,146	20,146	—	20,146	24,290
Other investments	—	542	542	28	570	825
Deposits	—	457	457	7	464	380

Total investments	11,367	24,762	36,129	35	36,164	37,960

Cash and cash equivalents	—	99	99	33	132	202

Total assets	11,367	28,161	39,528	167	39,695	41,700

Equity and liabilities
Equity
Shareholders' equity	—	2,656	2,656	57	2,713	2,969
Minority interests	—	1	1	—	1	2

Total equity	—	2,657	2,657	57	2,714	2,971

Liabilities
Policyholder liabilities:
Insurance contract liabilities	11,367	18,817	30,184	—	30,184	30,479
Investment contract liabilities without discretionary participation features (GIC and annuity certain)	—	1,562	1,562	—	1,562	1,502

Total	11,367	20,379	31,746	—	31,746	31,981

Core structural borrowings of shareholder-financed operations	—	127	127	—	127	145
Operational borrowings attributable to shareholder-financed operations	—	743	743	—	743	1,085
Other non-insurance liabilities	—	4,255	4,255	110	4,365	5,518

Total liabilities	11,367	25,504	36,871	110	36,981	38,729

Total equity and liabilities	11,367	28,161	39,528	167	39,695	41,700

*
Assets and liabilities attaching to variable annuity business that are not held in the separate account are shown within other business.

Summary policyholder liabilities (net of reinsurance) and reserves at December 31, 2006

        The policyholder liabilities, net of reinsurers' share of £427 million (2005: £520 million) reflect balances in respect of the following:

	2006	2005
	£ million	£ million
Policy reserves and liabilities on non-linked business:
Reserves for future policyholder benefits and claims payable	935	971
Deposits on investment contracts (as defined under US GAAP)	17,690	20,702
Guaranteed investment contracts	1,327	1,214
Unit-linked (variable annuity) business	11,367	8,574

	31,319	31,461

        In addition to the policyholder liabilities above, Jackson has entered into a program of funding arrangements under contracts which, in substance, are almost identical to GICs. The liabilities under these funding arrangements totaled £2,552 million (2005: £3,267 million) and are included in "other non-insurance liabilities' in the balance sheet above.

(b) Products and guarantees

        Jackson provides long-term savings and retirement products to retail and institutional customers throughout the US. Jackson offers fixed annuities (interest-sensitive, fixed indexed and immediate annuities), variable annuities (VA), life insurance and institutional products.

(i) Fixed annuities

Interest-sensitive annuities

        At December 31, 2006, interest-sensitive fixed annuities accounted for 31 per cent (2005: 36 per cent) of policy and contract liabilities of Jackson. Interest-sensitive fixed annuities are primarily deferred annuity products that are used for retirement planning and for providing income in retirement. They permit tax-deferred accumulation of funds and flexible payout options.

        The policyholder of an interest-sensitive fixed annuity pays Jackson a premium, which is credited to the policyholder's account. Periodically, interest is credited to the policyholder's account and in some cases administrative charges are deducted from the policyholder's account. Jackson makes benefit payments at a future date as specified in the policy based on the value of the policyholder's account at that date.

        The policy provides that at Jackson's discretion it may reset the interest rate, subject to a guaranteed minimum. The minimum guarantee varies from 1.5 per cent to 5.5 per cent (2005: 1.5 per cent to 5.5 per cent) depending on the jurisdiction of issue and the date of issue, with 80 per cent (2005: 73 per cent) of the fund at three per cent or less. The average guarantee rate is 3.1 per cent (2005: 3.3 per cent).

        Approximately 35 per cent (2005: 29 per cent) of the interest-sensitive fixed annuities Jackson wrote in 2006 provide for a market value adjustment, that could be positive or negative, on surrenders in the surrender period of the policy. This formula-based adjustment approximates the change in value that assets supporting the product would realize as interest rates move up or down. The minimum guaranteed rate is not affected by this adjustment.

Fixed indexed annuities

        Fixed indexed annuities accounted for seven per cent (2005: seven per cent) of Jackson's policy and contract liabilities at December 31, 2006. Fixed indexed annuities vary in structure, but generally are deferred annuities that enable policyholders to obtain a portion of an equity-linked return (based on participation rates and caps) but provide a guaranteed minimum return. These guaranteed minimum rates are generally set at three per cent.

        Jackson hedges the equity return risk on fixed indexed products using futures and options linked to the relevant index. The cost of these hedges is taken into account in setting the index participation rates and caps. Jackson bears the investment and surrender risk on these products.

Immediate annuities

        At December 31, 2006, immediate annuities accounted for two per cent (2005: two per cent) of Jackson's policy and contract liabilities. Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period of years and/or the life of the policyholder. If the term is for the life of the policyholder, then Jackson's primary risk is mortality risk. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and is guaranteed for the term of the annuity.

(ii) Variable annuities

        At December 31, 2006, VAs accounted for 38 per cent (2005: 32 per cent) of Jackson's policy and contract liabilities. VAs are deferred annuities that have the same tax advantages and payout options as interest-sensitive and fixed indexed annuities.

        The primary differences between VAs and interest-sensitive or fixed indexed annuities are investment risk and return. If a policyholder chooses a VA, the rate of return depends upon the performance of the selected fund portfolio. Policyholders may allocate their investment to either the fixed or variable account. Investment risk on the variable account is borne by the policyholder, while investment risk on the fixed account is borne by Jackson through guaranteed minimum fixed rates of return. At December 31, 2006, approximately 13 per cent (2005: 19 per cent) of VA funds were in fixed accounts.

        Jackson issues VA contracts where it contractually guarantees to the contractholder either a) return of no less than total deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death (guaranteed minimum death benefit (GMDB)), annuitization (guaranteed minimum income benefit (GMIB)), or at specified dates during the accumulation period (guaranteed minimum withdrawal benefit (GMWB)). Jackson hedges these risks using equity options and futures contracts as described in note D3(c).

(iii) Life insurance

        Jackson's life insurance products accounted for 10 per cent (2005: nine per cent) of Jackson's policy and contract liabilities at December 31, 2006. The products offered include variable universal life insurance, term life insurance and interest-sensitive life insurance.

(iv) Institutional products

        Jackson's institutional products consist of GICs, funding agreements (including agreements issued in conjunction with Jackson's participation in the US Federal Home Loan Bank program) and medium-term note funding agreements. At December 31, 2006, institutional products accounted for 12 per cent of policy and contract liabilities (2005: 14 per cent). Under a traditional GIC, the policyholder makes a lump sum deposit. The interest rate paid is fixed and established when the contract is issued. If deposited funds are withdrawn earlier than the specified term of the contract, an adjustment is made that approximates a market value adjustment.

        Under a funding agreement, the policyholder either makes a lump sum deposit or makes specified periodic deposits. Jackson agrees to pay a rate of interest, which may be fixed but which is usually a floating short-term interest rate linked to an external index. The average term of the funding arrangements is one to two years. Funding agreements terminable by the policyholder with less than 90 days' notice account for less than one per cent (2005: one per cent) of total policyholder reserves.

        Medium-term note funding agreements are generally issued to support trust instruments issued on non-US exchanges or to qualified investors (as defined by SEC Rule 144A). Through the funding agreements, Jackson agrees to pay a rate of interest, which may be fixed or floating, to the holders of the trust instrument.

(c) Risk management

        Jackson's main exposures to market risk are through its exposure to interest rate risk and equity risk. Approximately 89 per cent (2005: 88 per cent) of its general account investments support interest-sensitive and fixed indexed annuities, life business and surplus and 11 per cent (2005: 12 per cent) support institutional business. All of these types of business contain considerable interest rate guarantee features and, consequently, require that the assets that support them are primarily fixed income or fixed maturity.

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

        Jackson enters into financial derivative transactions, including swaps, forwards, put-swaptions, futures and options to reduce and manage business risks. These transactions manage the risk of a change in the value, yield, price, cash flows, or quantity of, or a degree of exposure with respect to assets, liabilities or future cash flows, which Jackson has acquired or incurred.

        Jackson generally uses free-standing derivative instruments for hedging purposes. Additionally, certain liabilities, primarily trust instruments supported by funding agreements, fixed indexed annuities, certain GMWB variable annuity features and reinsured GMIB variable annuity features contain embedded derivatives as defined by IAS 39, 'Financial Instruments: Recognition and Measurement'. Jackson does not account for such derivatives as either fair value or cash flow hedges as might be permitted if the specific hedge documentation requirements of IAS 39 were followed. Financial derivatives, including derivatives embedded in certain host liabilities that have been separated for accounting and financial reporting purposes are carried at fair value.

        Value movements on the derivatives are reported within the income statement. The types of derivative used by Jackson and their purpose are as follows:

  •
  interest rate swaps generally involve the exchange of fixed and floating payments over the life of the agreement without an exchange of the underlying principal amount. These agreements are used for hedging purposes;

  •
  forwards consist of interest spreadlock agreements, in which Jackson locks in the forward interest rate differential between a swap and the corresponding US Treasury security. The forwards are held as a hedge of corporate spreads;

  •
  put-swaption contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. Jackson purchases and writes put-swaptions with maturities up to 10 years. On a net basis, put-swaptions hedge against significant upward movements in interest rates;

  •
  equity index futures contracts and equity index call and put options are used to hedge Jackson's obligations associated with its issuance of fixed indexed immediate and deferred annuities and certain VA guarantees. These annuities and guarantees contain embedded options which are fair valued for financial reporting purposes;

  •
  total return swaps in which Jackson receives equity returns or returns based on reference pools of assets in exchange for short-term floating rate payments based on notional amounts, are held for both hedging and investment purposes; and

  •
  cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps and equity index swaps, are entered into for the purpose of hedging Jackson's foreign currency denominated funding agreements supporting trust instrument obligations.

        As noted above, Jackson is exposed to equity risk through the options embedded in the fixed indexed liabilities and GMDB and GMWB guarantees included in certain VA benefits. This risk is managed using a comprehensive equity hedging program to minimize the risk of a significant economic impact as a result of increases or decreases in equity market levels while taking advantage of naturally offsetting exposures in Jackson's operations. Jackson purchases external futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling separate account fees. As a result of this hedging program, if the equity markets were to increase, Jackson's free-standing derivatives would decrease in value. However, over time, this movement would be broadly offset by increased separate account fees and reserve decreases, net of the related changes to amortization of deferred acquisition costs. Due to the nature of the free-standing and embedded derivatives, this hedge, while highly effective on an economic basis, may not completely mute the immediate impact of the market movements as the free-standing derivatives reset immediately while the hedged liabilities reset more slowly (see note (d) for further details on the valuation of the guarantees) and fees are recognized prospectively. It is estimated that an immediate increase in the equity markets of 10 per cent would result in a net accounting charge of up to £20 million, excluding the impact on future separate account fees. The actual impact on financial results would vary contingent upon the volume of new product sales and lapses, changes to the derivative portfolio, correlation of market returns and various other factors including volatility, interest rates and elapsed time.

        For risk management purposes, the US general account portfolio is divided substantially into assets that support the interest-sensitive life and fixed annuity business, the institutional business and the fixed indexed business. Jackson hedges the equity return risk on fixed indexed products by purchasing futures and options on the relevant index.

Information on credit risk of debt securities and mortgage-backed securities

        For statutory reporting in the US, debt securities are classified into six quality categories specified by the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC). The categories range from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5. Securities in or near default are designated Class 6. Securities designated as Class 3, 4, 5 and 6 are non-investment grade securities. Generally, securities rated AAA to A by nationally recognized statistical ratings organizations are reflected in Class 1, BBB in Class 2, BB in Class 3 and B and below in Classes 4 to 6. If a designation is not currently available from the NAIC, Jackson's investment advisor, PPM America, provides the designation for the purposes of disclosure below.

        The following table shows the quality of publicly traded and SEC Rule 144A traded debt securities held by the US operations as at December 31, 2006 and 2005:

	2006 Carrying value		2005 Carrying value
	£ million	% of total	£ million	% of total
NAIC designation:
1	4,631	40	5,852	39
2	5,850	51	7,622	51
3	817	7	1,183	8
4	249	2	320	2
5	22	0	30	0
6	—	—	—	—

	11,569	100	15,007	100

        The following table shows the quality of the non-SEC Rule 144A traded private placement portfolio:

	2006 Carrying value		2005 Carrying value
	£ million	% of total	£ million	% of total
NAIC designation:
1	861	35	1,368	43
2	1,345	54	1,471	46
3	212	9	299	9
4	40	2	51	2
5	—	—	—	—
6	—	—	11	0

	2,458	100	3,200	100

        The following table shows the quality of residential and commercial mortgage-backed securities:

	2006	2005
	£ million (unless otherwise stated)	£ million (unless otherwise stated)
Residential mortgage-backed securities (included within debt securities)
Total residential mortgage-backed securities	2,827	2,303
Residential mortgage-backed securities rated AAA or equivalent by a nationally recognized statistical ratings organization (including Standard & Poor's, Moody's and Fitch):
Amount	1,750	2,002
Percentage of total	61.9%	86.9%
Residential mortgage-backed securities rated NAIC 1:
Amount	2,824	2,300
Percentage of total	99.9%	99.9%
Commercial mortgage-backed securities (included within debt securities)
Total commercial mortgage-backed securities	1,155	1,385
Commercial mortgage-backed securities rated by a nationally recognized statistical ratings organization (including Standard & Poor's, Moody's and Fitch):
Amount	1,090	1,385
Percentage of total	94.4%	100.0%
Commercial mortgage-backed securities rated investment grade:
Amount	1,076	1,364
Percentage of total	93.2%	98.5%

(d) Process for setting assumptions and determining liabilities

        Under the MSB of reporting applied under IFRS 4 for insurance contracts, providing the requirements of the Companies Act, UK GAAP standards and the ABI SORP are met, it is permissible to reflect the previously applied UK GAAP basis. Accordingly, and consistent with the basis explained in note A4, in the case of Jackson the carrying values of insurance assets and liabilities are consolidated into the Group accounts based on US GAAP.

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

        Capitalized acquisition costs and deferred income for these contracts are amortized over the life of the book of contracts. The present value of the estimated gross profits is generally computed using the rate of interest that accrues to policyholder balances (sometimes referred to as the contract rate). Estimated gross profits include estimates of the following elements, each of which will be determined based on the best estimate of amounts of the following individual elements over the life of the book of contracts without provision for adverse deviation for:

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

  •
  other expected assessments and credits.

        VA contracts written by Jackson may, as described above, provide for GMDB, GMIB and GMWB features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate persistency assumptions.

        The GMDB liability is determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognising the excess rateably over the life of the contract based on total expected assessments. At December 31, 2006, the GMDB liability was valued using a series of deterministic investment performance scenarios, a mean investment return of 8.4 per cent (2005: 8.4 per cent) and assumptions for lapse, mortality and expense that are the same as those used in amortizing the capitalized acquisition costs.

        The direct GMIB liability is determined by estimating the expected value of the annuitization benefits in excess of the projected account balance at the date of annuitization and recognising the excess rateably over the accumulation period based on total expected assessments.

        The assumptions used for calculating the direct GMIB liability at December 31, 2006 and 2005 are consistent with those used for calculating the GMDB liability.

        Jackson regularly evaluates estimates used and adjusts the additional GMDB and GMIB liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

        GMIB benefits are essentially fully reinsured, subject to annual claim limits. As this reinsurance benefit is net settled, it is considered to be a derivative under IAS 39 and is, therefore, recognized at fair value with the change in fair value included as a component of short-term derivative fluctuations.

        Most GMWB features are considered to be embedded derivatives under IAS 39. Therefore, provisions for these benefits are recognized at fair value, with the change in fair value included in the net income. Certain GMWB features guarantee payments over a lifetime and, therefore, include mortality risk. Provisions for these GMWB amounts are valued consistent with the GMDB valuation method discussed above.

        The fair values of the GMWB and GMIB reinsurance derivatives are calculated based on actuarial assumptions related to the projected cash flows, including benefits and related contract charges, over the expected lives of the contracts, incorporating expectations regarding policyholder behavior in varying economic conditions. As the nature of these cash flows can be quite varied, stochastic techniques are used to generate a variety of market return scenarios for evaluation. The generation of these scenarios and the assumptions as to policyholder behavior involve numerous estimates and subjective judgements, including those regarding expected market volatility, correlations of market returns and discount rates, utilization of the benefit by policyholders under varying conditions, and policyholder lapsation. At each valuation date, Jackson assumes expected returns based on risk-free rates as represented by the LIBOR forward curve rates as of that date and market volatility as determined with reference to implied volatility data and evaluations of historical volatilities for various indices. The risk-free spot rates as represented by the LIBOR spot curve as of the valuation date are used to determine the present value of expected future cash flows produced in the stochastic process.

        With the exception of the GMDB, GMIB and GMWB features of VA contracts, the financial guarantee features of Jackson's contracts are in most circumstances not explicitly valued, but the impact of any interest guarantees would be reflected as they are earned in the current account value (i.e. the US GAAP liability).

        For traditional life insurance contracts, provisions for future policy benefits are determined under US GAAP standards SFAS 60, 'Accounting and Reporting by Insurance Enterprises' using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation.

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

(e) Reinsurance

        The principal reinsurance ceded by Jackson outside the Group is on term life insurance, direct and assumed accident and health business and GMIB variable annuity guarantees. In 2006, the premiums for such ceded business amounted to £66 million (2005: £78 million). Net commissions received on ceded business and claims incurred ceded to external reinsurers totaled £12 million and £53 million, respectively, during 2006 (2005: £13 million and £54 million respectively). There were no deferred gains or losses on reinsurance contracts in either 2006 or 2005. The reinsurance asset for business ceded outside the Group was £427 million (2005: £520 million).

(f) Effect of changes in assumptions used to measure insurance assets and liabilities

2006

        The net income for US operations for 2006 has been determined after taking account of several changes of assumptions during the year. Generally, assumptions were modified in 2006 to conform to more recent experience. These changes included revisions to the assumptions regarding utilization of free partial withdrawal options, resulting in a decrease in Deferred Acquisition Costs (DAC) of £12 million. In addition, several smaller changes relating to lapse rates, mortality rates and other assumptions, resulted in an increase of £6 million in DAC. Combined with other minor modifications, the resulting net impact of all changes during the year was a decrease in pre-tax profits of £7 million.

2005

        The net income for US operations for 2005 has been determined after taking account of material changes of assumptions during the year. Several assumptions were modified in 2005 to conform to more recent experience. The most significant changes included a DAC write-down of £21 million for single premium deferred annuities partial withdrawal changes and a Universal Life SOP 03-1, 'Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and Separate Accounts' reserve increase of £13 million due to increasing the mortality assumption. Several smaller changes relating to single premium whole life surrenders and annuity mortality and annuitization rates, resulted in a £19 million benefit on adjusting amortization of DAC. Combined with other minor modifications, the resulting net impact of all changes during the year was a decrease in pre-tax profits of £7 million.

(g) Sensitivity of IFRS basis profit and equity to changes that have a material effect

(i) Currency fluctuations

        Consistent with the Group's accounting policies, the profits of the Group's US operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2006, the rates were US$1.84 (2005: US$1.82) and US$1.96 (2005: US$1.72) to £1 sterling respectively. A 10 per cent increase in these rates would reduce reported profit before tax attributable to shareholders and shareholders' equity attributable to US insurance operations by £42 million (2005: £48 million) and £247 million (2005: £270 million) respectively.

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

        For term business, acquisition costs are deferred and amortized in line with expected premiums. For annuity business, acquisition costs are deferred and amortized in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders, which is based on an annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges) all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual experience is measured by internally developed mortality and persistency studies. For variable annuity business, the key assumption is the expected long-term level of equity market returns, which for 2006 and 2005 was 8.4 per cent per annum implemented using a mean reversion methodology. These returns affect the level of future expected profits through their effects on the fee income and the required level of provision for guaranteed minimum death benefit claims.

  •
  variations in fees and other income, offset by variations in market value adjustment payments and, where necessary, strengthening of liabilities.

        Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and GMDB reserves, the profits of Jackson are relatively insensitive to changes in insurance risk.

(iii) Exposure to interest rate risk

        Notwithstanding the market risk exposure described in note D3(c), except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of liabilities of Jackson products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement described in notes D3(b) and D3(d).

(h) Duration of liabilities

        The Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The maturity profile of the cash flows used for that purpose for 2006 and 2005 is as follows:

	2006		2005 (note (i))
	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity
	£ million	£ million	£ million	£ million
Policyholder liabilities	20,379	11,367	23,407	8,574

	%	%	%	%
Expected maturity:
0 to 5 years	53	48	52	47
5 to 10 years	26	30	26	31
10 to 15 years	11	13	12	13
15 to 20 years	5	6	6	6
20 to 25 years	3	2	3	2
Over 25 years	2	1	1	1

Note

(i)
The presentation of the 2005 maturity profile has been altered to a discounted basis from the previously published undiscounted basis to conform to the current year's presentation.

D4:    Asian operations

(a) Summary balance sheet at December 31, 2006

	With-profits business	Unit-linked assets and liabilities	Other	2006 Total	2005 Total
	£ million	£ million	£ million	£ million	£ million
Assets
Intangible assets attributable to shareholders:
Goodwill	—	—	172	172	172
Deferred acquisition costs and acquired in-force value of long-term business contracts	—	—	612	612	566

Total	—	—	784	784	738

Other non-investment and non-cash assets	100	28	528	656	566
Investments of long-term business and other operations:
Investment properties	30	—	11	41	39
Financial investments:
Loans and receivables	418	—	486	904	1,105
Equity securities and portfolio holdings in unit trusts	3,102	3,179	617	6,898	4,959
Debt securities	2,025	759	2,620	5,404	4,742
Other investments	35	45	11	91	45
Deposits	93	82	236	411	374

Total investments	5,703	4,065	3,981	13,749	11,264

Cash and cash equivalents	220	41	423	684	504

Total assets	6,023	4,134	5,716	15,873	13,072

Equity and liabilities
Equity
Shareholders' equity	—	—	1,437	1,437	1,288

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	5,317	4,134	3,255	12,706	10,726
Investment contract liabilities with discretionary participation features	68	—	—	68	80
Investment contract liabilities without discretionary participation features	27	—	—	27	22
Unallocated surplus of with-profits funds	88	—	—	88	85

Total	5,500	4,134	3,255	12,889	10,913

Other non-insurance liabilities	523	—	1,024	1,547	871

Total liabilities	6,023	4,134	4,279	14,436	11,784

Total equity and liabilities	6,023	4,134	5,716	15,873	13,072

Summary policyholder liabilities (net of reinsurance) and unallocated surplus at December 31, 2006

        The policyholder liabilities (net of reinsurance of £8 million (2005: £8 million)) and unallocated surplus shown in the table above reflect the following balances:

	2006	2005
	£ million	£ million
With-profits and other non-linked business	8,659	8,122
Unallocated surplus of Asian operations	88	85
Unit-linked business	4,134	2,698

	12,881	10,905

        At December 31, 2006, the policyholder liabilities (net of reinsurance) and unallocated surplus for Asian operations of £12.9 billion (2005: £10.9 billion) comprised the following:

	2006	2005
	£ million	£ million
Singapore	4,355	3,938
Hong Kong	3,045	2,156
Taiwan	2,249	2,050
Malaysia	895	763
Japan	572	631
Other countries	1,765	1,367

Total Asian operations	12,881	10,905

        This amount covers a range of with-profits, unit-linked and non-participating contracts.

(b) Products and guarantees

        The life insurance products offered by the Group's Asian operations include a range of with-profits and non-participating term, whole life, endowment and unit-linked policies. The Asian operations also offer health, disability, critical illness and accident coverage to supplement its core life products.

        The terms and conditions of the contracts written by the Asian operations and, in particular, the products' options and guarantees, vary from territory to territory depending upon local market circumstances.

        In general terms, the Asian participating products provide savings and protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurers. The Asian operations' non-participating term, whole life and endowment products offer savings and/or protection where the benefits are guaranteed or determined by a set of defined market related parameters. Unit-linked products combine savings with protection, the cash value of the policy depends on the value of the underlying unitized funds. Accident and Health (A&H) policies provide mortality or morbidity benefits and include health, disability, critical illness and accident coverage. A&H products are commonly offered as supplements to main life policies but can be sold separately.

        Subject to local market circumstances and regulatory requirements, the guarantee features described in note D2(b) in respect of UK business broadly apply to similar types of participating contracts written in the Hong Kong branch, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.

        Non-participating long-term products are the only ones where the insurer is contractually obliged to provide guarantees on all benefits. Investment-linked products have the lowest level of guarantee if indeed they have any.

        Product guarantees in Asia can be broadly classified into four main categories; namely premium rate, cash value and interest rate guarantees, policy renewability and convertibility options.

        The risks on death coverage through premium rate guarantees are low due to appropriate product pricing.

        Cash value and interest rate guarantees are of three types:

  •
  Maturity values
  Maturity values are guaranteed for non-participating products and on the guaranteed portion of participating products. Declared annual bonuses are also guaranteed once vested. Future bonus rates and cash dividends are not guaranteed on participating products.

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

        The guarantees are borne by shareholders for non-participating and investment-linked (non-investment guarantees only) products. Participating product guarantees are predominantly supported by the segregated life funds and their estates.

        The most significant book of non-participating business in the Asian operations is Taiwan's whole of life contracts. For these contracts there are floor levels of policyholder benefits that accrue at rates set at inception which are set by reference to minimum terms established by local regulation also at the time of inception. These rates do not vary subsequently with market conditions.

        Under these contracts, the cost of premiums are also fixed at inception based on a number of assumptions at that time, including long-term interest rates, mortality assumptions and expenses. The guaranteed maturity and surrender values reflect the pricing basis. The main variable that determines the amounts payable under the contracts is the duration of the contracts, which is determined by death or surrender. The sensitivity of the IFRS result for these contracts is shown in note (h) below.

        Whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception are also written in the Korean life operations, though to a much less significant extent than in Taiwan. The Korean business has non-linked liabilities and linked liabilities at December 31, 2006 of £226 million and £316 million respectively (2005: £193 million and £91 million respectively). The business is much less sensitive to returns than Taiwan with the higher proportion of linked and health business.

        The other area of note in respect of guarantees is the Japanese business where pricing rates are higher than current bond yields. Lapse risk is a feature in that policyholders could potentially surrender their policies on guaranteed terms if interest rates significantly increased leaving the potential for losses if bond values had depreciated significantly. However, the business is matched to a relatively short realistic liability duration.

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

(c) Exposure to market risk

        The Asian operations sell with-profits and unit-linked policies and, although the with-profits business generally has a lower terminal bonus element than in the UK, the investment portfolio still contains a proportion of equities and, to a lesser extent, property. Non-participating business is largely backed by debt securities or deposits. With the principal exception of Taiwan's whole of life policy book, as described in note (h) below, the exposure to market risk of the Group arising from its Asian operations is at modest levels. This arises from the fact that the Asian operations have a balanced portfolio of with-profits, unit-linked and other types of business.

(d) Process for setting assumptions and determining liabilities

        The future policyholder benefit provisions for Asian businesses in the Group's IFRS accounts and previously under the MSB, are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with UK GAAP.

        For Asian operations in countries where local GAAP is not well established and in which the business written is primarily non-participating and linked business, US GAAP is used as the most appropriate reporting basis. Of the more significant Asian operations, this basis is applied in Taiwan, Japan and Vietnam. The future policyholder benefit provisions for non-linked business are determined under FAS 60 using the net level premium method, with an allowance for surrenders, maintenance and claims expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business.

        For the traditional business in Taiwan, the economic scenarios used to calculate the IFRS results reflect the assumption of a phased progression of bond yields from current rates to long-term expected rates. The projections assume that the current bond yields of around two per cent (2005: two per cent) trend towards 5.5 per cent (2005: 5.5 per cent) at December 31, 2013 (2005: 2012).

(e) Reinsurance

        The Asian businesses cede only minor amounts of business outside the Group with immaterial effects on reported profit. During 2006, reinsurance premiums for externally ceded business were £47 million (2005: £37 million) and the reinsurance assets were £8 million (2005: £8 million) in aggregate.

(f) Effect of changes in bases and assumptions used to measure insurance assets and liabilities

2006

        There are no changes of assumptions that had a material impact on the 2006 results of Asian operations.

2005

        The 2005 results for Asian operations are affected in two significant ways for changes of basis or assumption.

        For the Singapore life business, under the basis applied previously for 2004 and earlier, liabilities of non-participating business were determined on a net premium basis using prescribed interest rates such that a very high degree of prudence resulted. This basis has been replaced under the Singapore risk-based capital framework, with one that, although still including provisions for adverse deviation, more accurately estimates the liability. This resulted in a change of estimate and reduction in the liability of £73 million.

        The second item reflects the application of liability adequacy testing for the Taiwan life business which has resulted in a write-off of deferred acquisition costs of £21 million in 2005. The assumptions for future investment returns for Taiwan are described in note (d) above. The loss reflects the reduction in 2005 in the expected yields over the trending period to the assumed long-term rate of 5.5 per cent for Taiwanese government bonds.

        Consistent with the application of US GAAP for Taiwanese insurance contracts under IFRS 4, this write-off resulted from a premium deficiency as defined under paragraphs 35-37 of SFAS 60, 'Accounting and Reporting by Insurance Enterprises' (SFAS 60), and a resulting unlocking of actuarial assumptions in accordance with paragraph 21 of SFAS 60.

        Under the standard liability adequacy testing required by SFAS 60, the net amount for the present value of future payments for benefits and claims less present value of future premiums, determined using revised assumptions based on actual and anticipated experience, i.e. the best estimate amount, has been compared against the balance sheet liability for policy benefits less unamortized acquisition costs.

        There were no other changes of assumptions that had a material impact on the 2005 results of Asian operations.

(g) Sensitivity of IFRS basis profit and equity to changes that have a material effect

(i) Currency translation

        Consistent with the Group's accounting policies, the profits of the Asian operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2006, the rates for the most significant operations are given in note I9.

        A 10 per cent increase in these rates and those of other Asian operations would have reduced reported profit before tax attributable to shareholders and shareholders' equity, excluding goodwill attributable to Asian operations, by £33 million (2005: £23 million) and £116 million (2005: £101 million) respectively.

(ii) Other sensitivities

With-profits business

        Similar principles to those explained for UK with-profits business apply to profit emergence for the Asian with-profits business. Correspondingly, the profit emergence reflects bonus declaration and is relatively insensitive to period by period fluctuations in insurance risk or interest rate movements.

Unit-linked business

        As for the UK insurance operations, the profits and shareholders' equity related to the Asian operations is primarily driven by charges related to invested funds. For the Asian operations, substantially all of the contracts are classified as insurance contracts under IFRS 4, i.e. containing significant insurance risk. The sensitivity of profits and equity to changes in insurance risk is minor and, to interest rate risk, not material.

Other non-participating business

        The principal other non-participating business of Asian operations is the traditional whole of life business written in Taiwan.

        The in-force business of the Taiwan life operation includes traditional whole of life policies where the premium rates have been set by the regulator at different points for the industry as a whole. Premium rates were set to give a guaranteed minimum sum assured on death and a guaranteed surrender value on early surrender based on prevailing interest rates at the time of policy issue. Premium rates also included allowance for mortality and expenses. The required rates of guarantee have fallen over time as interest rates have reduced from a high of eight per cent to current levels of around two per cent. The current low level of bond rates in Taiwan gives rise to a negative spread against the majority of these policies. The current cash cost of funding in-force negative spread in Taiwan is around £40 million a year.

        The profits attaching to these contracts are particularly affected by the rates of return earned, and estimated to be earned, on the assets held to cover liabilities and on future investment income and contract cash flows. Under IFRS, the insurance contract liabilities of the Taiwan business are determined on the US GAAP basis as applied previously under UK GAAP. Under this basis, the policy liabilities are calculated on sets of assumptions, which are locked in at the point of policy inception, and a deferred acquisition cost is held in the balance sheet.

        The adequacy of the insurance contract liabilities is tested by reference to best estimates of expected investment returns on policy cash flows and reinvested income. The assumed earned rates are used to discount the future cash flows. The assumed earned rates consist of a long-term best estimate determined by consideration of long-term market conditions and rates assumed to be earned in the trending period. For 2005, it was projected that rates of return for Taiwanese bond yields would trend from the then current levels of some two per cent to 5.5 per cent by December 31, 2012. For 2006, it has been assumed that the long-term bond rate will be attained one year later, i.e. by December 31, 2013.
        The liability adequacy test results are sensitive to the attainment of the trended rates during the trending period. Based on the current asset mix, margins in other contracts that are used in the assessment of the liability adequacy tests and currently assumed future rates of return, if interest rates were to remain at current levels in 2007 and the target date for attainment of the long-term bond yield deferred to December 31, 2014, the premium reserve, net of deferred acquisition costs, would be broadly sufficient. If interest rates were to remain at current levels in 2008 with a further one year delay in the progression period, then some level of write-off of deferred acquisition costs may be necessary. However, the amount of the charge based on current in-force business, which is estimated at £70-90 million, is sensitive to the previously mentioned variables.

        Furthermore, the actual amount of any write-off would be affected by the impact of new business written between December 31, 2006 and the future reporting dates to the extent that the business is taken into account as part of the liability adequacy testing calculations for the portfolio of contracts.

        The adequacy of the liability is also sensitive to the level of the projected long-term rate. The current long-term assumption of 5.5 per cent has been determined on a prudent best estimate basis by reference to detailed assessments of the financial dynamics of the Taiwanese economy. In the event that the rate applied was altered, the carrying value of the deferred acquisition costs and policyholder liabilities would potentially be affected.

        At December 31, 2006, if the assumed long-term bond yield applied had been reduced by 0.5 per cent from 5.5 per cent to 5.0 per cent and continued to apply the same progression period to December 31, 2013, by assuming bond yields increase from current levels in equal annual instalments to the long-term rate, the premium reserve, net of deferred acquisition costs, would have been insufficient and there would have been a charge of some £60 million to the income statement. The impact of reducing the long-term rate by a further 0.5 per cent to 4.5 per cent would have increased this charge by some £160 million. The primary reason for the lower level of charge for the initial 0.5 per cent reduction is the current level of margins in the liability adequacy calculation. The effects of additional 0.5 per cent reductions in the assumed long-term rate below 4.5 per cent would be of a similar or slightly higher level to the £160 million noted previously. The effects of changes in any one year reflect the combination of the short-term and long-term factors described above.

        For the Korean and Japanese life business exposures described in note (b) above, the results are comparatively unaffected by changes of assumption. The accounts basis value of liabilities for both operations are of a similar order of magnitude to those that apply for the purposes of Group solvency calculations under the Financial Conglomerates Directive (FCD).

(h) Duration of liabilities

        The Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The maturity profile of the cash flows, taking account of expected future premiums and investment returns, is as follows:

	2006	2005
	£ million	£ million
Policyholder liabilities	12,801	10,828

	%	%
Expected maturity:
0 to 5 years	22	23
5 to 10 years	20	25
10 to 15 years	16	19
15 to 20 years	13	12
20 to 25 years	10	8
Over 25 years	19	13

D5:    Capital position statement for life assurance businesses

(a)    Summary statement

        The Group's capital position for life assurance businesses with reconciliations to shareholders' equity is shown below. Available capital for each fund or group of companies for the Group's life assurance business shown in the table below is determined by reference to local regulation at December 31, 2006 and 2005. Group capital requirements also apply as discussed in note D5(b)(iv).

December 31, 2006	SAIF	WPSF (note i)	Total PAC with- profits fund	Other UK life assurance subsidiaries and funds (note ii)	Jackson	Asian life assurance subsidiaries	Total life assurance operations	M&G	Egg	Parent company and shareholders' equity of other subsidiaries and funds	Group total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Group shareholders' equity
Held outside long-term funds:
Net assets	—	—	—	612	2,656	1,176	4,444	230	292	(1,519)	3,447
Goodwill	—	—	—	—	—	111	111	1,153	—	77	1,341

Total	—	—	—	612	2,656	1,287	4,555	1,383	292	(1,442)	4,788
Held in long-term funds (note iii)	—	—	—	700	—	—	700	—	—	—	700

Total Group shareholders' equity	—	—	—	1,312	2,656	1,287	5,255	1,383	292	(1,442)	5,488

Adjustments to regulatory basis
Unallocated surplus of with-profits funds (note v)	—	13,511	13,511	—	—	88	13,599
Shareholders' share of realistic liabilities	—	(4,000)	(4,000)	—	—	—	(4,000)
Deferred acquisition costs of non-participating business and goodwill not recognized for regulatory reporting purposes	(5)	(26)	(31)	(146)	(1,712)	(673)	(2,562)
Jackson surplus notes (note iv)	—	—	—	—	127	—	127
Adjustment from IAS 19 basis pension surplus attributable to WPSF to pension liability for regulatory purposes (note vii)	—	(244)	(244)	—	—	—	(244)
Inadmissible assets of WPSF	—	(256)	(256)	—	—	—	(256)
Other adjustments to restate these amounts to a regulatory basis (with SAIF and the WPSF on a Peak 2 realistic basis) (note v)	5	(297)	(292)	(263)	1,012	(136)	321

Total adjustments	0	8,688	8,688	(409)	(573)	(721)	6,985

Total available capital resources of life assurance businesses on local regulatory bases	0	8,688	8,688	903	2,083	566	12,240

December 31, 2006	SAIF	WPSF note (i)	Total PAC with- profits fund	Other UK life assurance subsidiaries and funds (note ii)	Jackson	Asian life assurance subsidiaries	Total life assurance operations
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Policyholder liabilities
With-profits liabilities of UK regulated with-profits funds:
Insurance contracts	13,162	31,925	45,087	—	—	2,659	47,746
Investment contracts (with discretionary participating features)	737	27,928	28,665	—	—	68	28,733

Total	13,899	59,853	73,752	—	—	2,727	76,479

Other liabilities:
Insurance contracts:
With-profits liabilities of non-UK regulated funds	—	—	—	—	—	2,658	2,658
Unit-linked, including variable annuity	—	2,039	2,039	7,766	11,367	4,134	25,306
Other life assurance business	231	12,245	12,476	12,955	18,817	3,255	47,503
Investment contracts without discretionary participation features (principally unit-linked and similar contracts in the UK and GIC liabilities of Jackson) (note vi)	—	12	12	11,441	1,562	27	13,042

Total	231	14,296	14,527	32,162	31,746	10,074	88,509

Total policyholder liabilities shown in the consolidated balance sheet	14,130	74,149	88,279	32,162	31,746	12,801	164,988

December 31, 2005	SAIF	WPSF (note i)	Total PAC with- profits fund	Other UK life assurance subsidiaries and funds (note ii)	Jackson	Asian life assurance subsidiaries	Total life assurance operations	M&G	Egg	Parent company and shareholders' equity of other subsidiaries and funds	Group total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Group shareholders' equity
Held outside long-term funds:
Net assets	—	—	—	640	2,899	1,034	4,573	245	303	(1,826)	3,295
Goodwill	—	—	—	—	—	111	111	1,153	—	77	1,341

Total	—	—	—	640	2,899	1,145	4,684	1,398	303	(1,749)	4,636
Held in long-term funds (note iii)	—	—	—	558	—	—	558	—	—	—	558

Total Group shareholders' equity	—	—	—	1,198	2,899	1,145	5,242	1,398	303	(1,749)	5,194

Adjustments to regulatory basis
Unallocated surplus of with-profits funds (note v)	—	11,245	11,245	—	—	85	11,330
Shareholders' share of realistic liabilities	—	(3,473)	(3,473)	—	—	—	(3,473)
Deferred acquisition costs of non-participating business and goodwill not recognized for regulatory reporting purposes	(6)	(29)	(35)	(168)	(1,624)	(619)	(2,446)
Jackson surplus notes (note iv)	—	—	—	—	145	—	145
Part of IAS 19 basis pension deficit attributable to WPSF not recognized for regulatory purposes (note vii)	—	211	211	—	—	—	211
Inadmissible assets of WPSF	—	(20)	(20)	—	—	—	(20)
Other adjustments to restate these amounts to a regulatory basis (with SAIF and the WPSF on a Peak 2 realistic basis) (note v)	6	45	51	(271)	837	(41)	576

Total adjustments	0	7,979	7,979	(439)	(642)	(575)	6,323

Total available capital resources of life assurance businesses on local regulatory bases	0	7,979	7,979	759	2,257	570	11,565

December 31, 2005	SAIF	WPSF note (i)	Total PAC with- profits fund	Other UK life assurance subsidiaries and funds (note ii)	Jackson	Asian life assurance subsidiaries	Total life assurance operations
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Policyholder liabilities
With-profits liabilities of UK regulated with-profits funds:
Insurance contracts	13,043	32,557	45,600	—	—	2,053	47,653
Investment contracts (with discretionary participating features)	751	25,692	26,443	—	—	80	26,523

Total	13,794	58,249	72,043	—	—	2,133	74,176

Other liabilities:
Insurance contracts:
With-profits liabilities of non-UK regulated funds	—	—	—	—	—	2,492	2,492
Unit-linked, including variable annuity	—	2,125	2,125	7,629	8,574	2,698	21,026
Other life assurance business	968	12,810	13,778	10,099	21,905	3,483	49,265
Investment contracts without discretionary participation features (principally unit-linked and similar contracts in the UK and GIC liabilities of Jackson) (note vi)	—	—	—	10,502	1,502	22	12,026

Total	968	14,935	15,903	28,230	31,981	8,695	84,809

Total policyholder liabilities shown in the consolidated balance sheet	14,762	73,184	87,946	28,230	31,981	10,828	158,985

Notes

(i)
WPSF unallocated surplus includes amounts related to the Hong Kong branch. Policyholder liabilities of the Hong Kong branch are included in the amounts of Asian life assurance subsidiaries.

(ii)
Excluding PAC shareholders' funds that are included in "parent company and shareholders' equity of other subsidiaries and funds'.

(iii)
The term shareholders' equity held in long-term funds refers to the excess of assets over liabilities attributable to shareholders of funds which are required by law to be maintained with segregated assets and liabilities.

(iv)
For regulatory purposes the Jackson surplus notes are accounted for as capital.

(v)
Other adjustments to shareholders' equity and unallocated surplus include amounts for the value of non-participating business for UK regulated with-profits funds, deferred tax, admissibility and other items measured differently on the regulatory basis. For Jackson the principal reconciling item is deferred tax related to deferred acquisition costs of £599 million (2005: £568 million).

(vi)
Insurance business accounted for as financial instruments under IAS 39.

(vii)
In determining the IAS 19 adjustment for the purposes of this table the surplus (deficit) in the Group's main pension scheme used for the calculation includes amounts for investments in Prudential insurance policies (see note I1).

(b)    Basis of preparation, capital requirements and management

        Each of the Group's long-term business operations is capitalized to a sufficiently strong level for its individual circumstances. Details by the Group's major operations are shown below.

(i)    UK insurance operations

PAC WPSF and SAIF

        In common with other large UK regulated with-profits funds, PAC is required to hold capital equivalent to the greater of their regulatory requirement based on EU directives (i.e. the 'regulatory peak') and the new FSA basis calculation of expected liabilities (i.e. the 'realistic peak').

        Available capital of the WPSF and SAIF of £8.7 billion (2005: £8.0 billion) represents the excess of assets over liabilities on the FSA realistic basis. Unlike the previously discussed FRS 27 basis, realistic liabilities on the regulatory basis include the shareholders' share of future bonuses. These amounts are shown before deduction of the risk capital margin (RCM) which is estimated to be £1.9 billion (2005: £2.4 billion) at December 31, 2006.

        The FSA's basis of setting the RCM is to target a level broadly equivalent to a Standard & Poor's credit rating of BBB and to judge this by ensuring there are sufficient assets to absorb a 1 in 200 year event. The RCM calculation achieves this by setting rules for the determination of margins to cover defined stress changes in asset values and yields for market risk, credit risk and termination risk for with-profits policies.

        As noted in section D2(d)(ii), PAC has discretion in its management actions in the case of adverse investment conditions. Management actions encompass, but are not confined to, investment allocation decisions, levels of reversionary bonuses, crediting rates and total claim values. To illustrate the flexibility of management actions, rates of regular bonus are determined for each type of policy primarily by targeting them at a prudent proportion of the long-term expected future investment return on the underlying assets. The expected future investment return is reduced as appropriate for each type of policy to allow for items such as expenses, charges, tax and shareholders' transfers. However, the rates declared may differ by product type, or by date of payment of the premiums or date of issue of the policy, if the accumulated annual bonuses are particularly high or low relative to a prudent proportion of the achieved investment return.

        When target bonus levels change, the PAC board has regard to the overall financial strength of the long-term fund when determining the length of time over which it will seek to achieve the amended product target bonus level.

        In normal investment conditions, PAC expects changes to regular bonus rates to be gradual over time and changes are not expected to exceed one per cent per annum over any year. However, discretion is retained as to whether or not a regular bonus is declared each year, and there is no limit on the amount by which regular bonus rates can be changed.

        As regards smoothing of maturity and death benefits, in normal circumstances PAC does not expect most pay-out values on policies of the same duration to change by more than 10 per cent up or down from one year to the next, although some larger changes may occur to balance pay-out values between different policies. Greater flexibility may be required in certain circumstances, for example following a significant rise or fall in market values (either sudden or over a period of years) and in such situations the PAC board may decide to vary the standard bonus smoothing limits to protect the overall interests of policyholders.

        For surrender benefits, any substantial fall in the market value of the assets of the with-profits sub-fund would lead to immediate changes in the application of MVRs for accumulating with-profits policies, firstly to increase the size of MVRs already being applied and, secondly, to extend the range of policies for which an MVR is applied.

Other UK life assurance subsidiaries and funds

        The available capital of £903 million (2005: £759 million) reflects the excess of regulatory basis assets over liabilities of the subsidiaries and funds, before deduction of the capital resources requirement of £809 million (2005: £718 million).

        The capital resources requirement for these companies broadly reflects a formula which, for active funds, equates to a percentage of regulatory reserves plus a percentage of death strains.

(ii)    Jackson

        The regulatory framework for Jackson is governed by the requirements of the US NAIC approved risk-based capital standards. Under the requirements life insurance companies report on a formula-based capital standard that they calculate by applying factors to various asset, premium and reserve items. The formula takes into account the risk characteristics of a company, including asset risk, insurance risk, interest rate risk and business risk.

        The available capital of Jackson shown above of £2,083 million (2005: £2,257 million) reflects US regulatory basis assets less liabilities excluding asset valuation reserves. The asset valuation reserve is designed to provide for future credit-related losses on debt securities and losses on equity investments. Available capital includes the effect of the interest maintenance reserve, which is designed by state regulators to defer recognition of non-credit related realized capital gains and losses and to recognize them rateably in the future.

        Jackson's risk-based capital ratio is significantly in excess of regulatory requirements.

(iii)    Asian operations

        The available capital shown above of £566 million (2005: £570 million) represents the excess of local regulatory basis assets over liabilities before deduction of required capital of £211 million (2005: £149 million). These amounts have been determined applying the local regulations in each of the operations.

        At the country level, the businesses in Asia are subject to schemes in the jurisdictions in which they operate. The Hong Kong business branch of PAC and its capital requirements are subsumed within those of the PAC long-term fund. For the other material Asian operations, the details of the basis of determining regulatory capital and regulatory capital requirements are as follows:

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

Malaysia

        Mathematical reserves for traditional business are determined on a modified net premium basis using prescribed mortality and interest rates (no higher than four per cent).

        For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology.

        The capital requirement is determined as four per cent of reserves plus a specified percentage of sums at risk. There is an overriding minimum capital requirement of 100 million Malaysian Ringgits.

(iv)    Group capital requirements

        In addition to the requirements at individual company level, FSA requirements under the FCD apply additional prudential requirements for the Group as a whole.

        The FCD requires European financial services groups to maintain on a continuous basis a net aggregate surplus capital in excess of solvency requirements at the Group level. The FCD requires a continuous parent company solvency test which requires the aggregating of surplus capital held in the regulated subsidiaries from which Group borrowings are deducted, other than those subordinated debt issues which qualify as capital. During 2006 and as at December 31, 2006, Prudential met the FSA requirements under the FCD.

(c)    Movements in total available capital

        Total available capital for the Group's life assurance operations, determined by reference to local regulations, has changed during 2006 as follows:

	WPSF (note i)	SAIF (note ii)	Other UK subsidiaries (note iv)	Jackson (note iii)	Asian life assurance subsidiaries	Group total
	£ million	£ million	£ million	£ million	£ million	£ million
Available capital at December 31,2005	7,979	—	759	2,257	570	11,565
Changes in assumptions	61	—	(3)	—	(2)	56
Changes in management policy	—	—	—	—	—	—
Changes in regulatory requirements	—	—	80	—	—	80
New business and other factors	648	—	67	(174)	(2)	539

Available capital at December 31, 2006	8,688	—	903	2,083	566	12,240

        Detail on the movement for 2005 is as follows:

2005
£ million
Available capital at December 31, 2004	9,006
Changes:
WPSF (note i)	2,615
SAIF (note ii)	(677)
Jackson (note iii)	461
Other	160
2,559

Available capital at December 31, 2005	11,565

Notes

(i)
WPSF

The £648 million increase in available capital in 2006 for new business and other factors incorporates the effects of the strong investment returns in 2006 and the improved outlook for future investment returns.

The increase in available capital in 2005, shown in the format as previously published, arises as follows:

2005
£ million
Investment return, net of tax and investment management expenses	1,329
Decrease in inadmissible assets	309
Decrease in cost of guarantees	547
Decrease in cost of bonus smoothing	195
Increase in the value of PAL and non-profit business	212
Other	23

2,615

(ii)
SAIF

The decrease of £677 million in 2005 reflects the impact of FSA actuarial guidance note GN 45 as explained in note D2(f).

(iii)
Jackson

The decrease of £174 million in 2006 reflects an underlying increase of £100 million (applying the 2006 year end exchange rate of 1.96) and £274 million of exchange translation loss.

The increase of £461 million in 2005 reflects an underlying increase of £252 million (applying the 2005 year end exchange rate of 1.72) and £209 million of exchange translation gain.

(iv)
Other UK life assurance subsidiaries and funds

The increase in available capital in 2006 from changes in regulatory requirements of £80 million is primarily due to regulatory changes for UK regulated shareholder-backed non-participating business from the FSA's policy statement PS06/14 confirmed in December 2006. The changes allow liabilities for this business to incorporate more economic realism. Additional details are shown in note D2.

The effect from the changes in assumptions of valuation interest rates on insurance liabilities is broadly matched by the corresponding effect on assets leaving no significant impact on the available capital.

(d)    Transferability of available capital

        For PAC and all other UK long-term insurers, long-term business assets and liabilities must, by law, be maintained in funds separate from those for the assets and liabilities attributable to non-life insurance business or to shareholders. Only the 'established surplus'—the excess of assets over liabilities in the long-term fund determined through a formal valuation—may be transferred so as to be available for other purposes. Distributions from the with-profits sub-fund to shareholders reflect the shareholders' one-ninth share of the cost of declared policyholders' bonuses.

        Accordingly, the excess of assets over liabilities of the PAC long-term fund is retained within that company. The retention of the capital enables it to support with-profits and other business of the fund by, for example, providing the benefits associated with smoothing and guarantees. It also provides investment flexibility for the fund's assets by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies.

        For other UK long-term business subsidiaries, the amounts retained within the companies are at levels which provide an appropriate level of capital strength in excess of the regulatory minimum.

        For Jackson, capital retention is maintained at a level consistent with an appropriate rating by Standard & Poor's. Currently Jackson is rated AA. Jackson can pay dividends on its capital stock only out of earned surplus unless prior regulatory approval is obtained. Furthermore, dividends which exceed the greater of 10 per cent of Jackson's statutory surplus or statutory net gain from operations for the prior year require prior regulatory approval.

        For Asian subsidiaries, the amounts retained within the companies are at levels that provide an appropriate level of capital strength in excess of the local regulatory minimum. For ring-fenced with-profits funds, the excess of assets over liabilities is retained with distribution tied to the shareholders' share of bonuses through declaration of actuarially determined surplus. The Singapore and

Malaysian businesses may, in general, remit dividends to the UK, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations.

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

(e)    Sensitivity of liabilities and total capital to changed market conditions and capital management policies

        Prudential manages its assets, liabilities and capital locally, in accordance with local regulatory requirements and reflecting the different types of liabilities Prudential has in each business. As a result of the diversity of products offered by Prudential and the different regulatory requirements in which it operates, Prudential employs differing methods of asset/liability and capital management, depending on the business concerned.

        Stochastic modeling of assets and liabilities is undertaken in the UK, Jackson and Asia to assess the economic capital requirements under different confidence intervals and time horizons. In addition, reserve adequacy testing under a range of scenarios and dynamic solvency testing is carried out, including under certain scenarios mandated by the UK, the US and Asian regulators.

        A stochastic approach models the inter-relationship between asset and liability movements, taking into account asset correlation, management actions and policyholder behavior under a large number of alternative economic scenarios. These scenarios are projected forward over a period of time, typically 25 years or longer, and the liabilities and solvency position of the fund are calculated in each scenario in each future year. The fund's policy on management actions, including bonus and investment policy, continue to be set in order that they are consistent with the available capital and the targeted risk of default.

        The sensitivity of liabilities and other components of total capital vary depending upon the type of business concerned and this conditions the approach to asset/liability management.

        For example, for businesses that are most sensitive to interest rate changes, such as immediate annuity business, Prudential uses cash flow analysis to create a portfolio of debt securities whose value changes in line with the value of liabilities when interest rates change. This type of analysis helps protect profits from changing interest rates. This type of analysis is used in the UK for annuity business and by Jackson for its interest-sensitive and fixed indexed annuities and stable value products.

        For businesses that are most sensitive to equity price changes, Prudential uses stochastic modeling and scenario testing to look at the future returns on its investments under different scenarios which best reflect the large diversity in returns that equities can produce. This allows Prudential to devise an investment and with-profits policyholder bonus strategy that, on the model assumptions, allows it to optimize returns to its policyholders and shareholders over time while maintaining appropriate financial strength. Prudential uses this methodology extensively in connection with its UK with-profits business.

(f)    Intra-group arrangements in respect of SAIF

        Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the PAC long-term fund would be liable to cover any such deficiency.

        Due to the quality and diversity of the assets in SAIF and the ability of SAIF to revise guaranteed benefits in the event of an asset shortfall, the directors believe that the probability of either the PAC long-term fund or the Group's shareholders' funds, under their obligation to maintain the capital position of long-term funds generally, having to contribute to SAIF is remote.

E:    Banking operations

        The Group undertakes banking operations almost wholly through its subsidiary, Egg Banking plc. Financial information in respect of Egg Banking plc, together with amounts in respect of its former parent Egg plc and its associate IfOnline, have been included in this note. Note I6 shows details of the purchase of the minority interests in Egg plc in 2006. Note I8 includes details of the agreement in January 2007 to sell Egg Banking plc and its subsidiaries.

        The Group has presented the income statement and balance sheet for banking operations in a format that demonstrates the characteristics and principal operations specific to a bank. The format is different from that of the Group consolidated income statement and balance sheet; however, total (loss) profit for the year and net assets remain the same. To understand how the amounts presented from banking operations are consolidated in the Group financial statements, refer to the primary segmental information for the income statement in note F1 and the primary segmental information for the balance sheet in note B3.

E1:    Income statement for banking operations

        The (loss) profit included in the Group consolidated income statement in respect of banking operations is as follows:

	2006	2005	2004
	£ million	£ million	£ million
Interest income	783	893	902
Interest expense	(453)	(581)	(615)

Net interest income	330	312	287

Fee and commission income	153	223	221
Fee and commission expense	(23)	(23)	(25)
Other operating income	8	16	15

Operating income	468	528	498

General administrative expenses	(192)	(216)	(232)
Impairment losses on loans and cash advances to customers	(384)	(241)	(183
Other operating expenses	(37)	(27)	(22)

Operating (loss) profit based on longer-term investment returns before restructuring costs	(145)	44	61
Restructuring costs (part of £50m for Group)	(12)	—	—
Short-term fluctuations in investment returns	7	—	—

(Loss) profit before tax	(150)	44	61
Tax attributable to shareholders' profits	45	1	(25)

(Loss) profit from continuing operations after tax	(105)	45	36
Discontinued operations (net of tax)	—	3	(98)

(Loss) profit for the year	(105)	48	(62)

        Discontinued operations above relate to Egg France and Funds Direct and Jackon Federal bank (in 2004) and have been treated as discontinued operations in the Group's consolidated income statement. For further information on discontinued operations, see note F6.

        Of the (loss) profit for the year in 2006, 2005 and 2004, a loss of £2 million, a profit of £9 million and a loss of £20 million respectively, are attributable to minority interests in Egg.

E2:    Balance sheet for banking operations

        Assets, liabilities and shareholders' funds included in the Group consolidated balance sheet in respect of banking operations are as follows:

	2006	2005
	£ million	£ million
Assets
Cash and balances with central banks	6	7
Loans and advances to banks	903	718
Securities purchased under agreement to resell	—	200
Loans and advances to customers	6,193	7,430
Investment securities	1,976	2,117
Derivative financial instruments	78	50
Other assets	342	230

Total assets	9,498	10,752

Liabilities
Deposits by banks	2,220	2,452
Customer accounts	5,554	5,830
Debt securities issued	599	1,404
Derivative financial instruments	154	77
Other liabilities	228	160
Subordinated liabilities	451	451

Total liabilities	9,206	10,374

Equity
Shareholders' equity	292	303
Minority interests	—	75

Total equity	292	378

Total equity and liabilities	9,498	10,752

E3:    Risk management overview

        Egg offers banking and credit card products and intermediated services. Through its normal operations, Egg is exposed to a number of risks, the most significant of which are credit, operational, liquidity, market and currency risk. The overall responsibility for risk management and the risk appetite of Egg is set by the Egg Board and responsibility for managing these risks resides with the Egg Executive Committee. The exposure to specific risks is monitored by the Executive Committee through separate committees: the retail credit committee is responsible for retail credit risk, the wholesale credit committee is responsible for wholesale credit risk, the operational risk committee is responsible for operational risk and the asset and liability committee (ALCO) is responsible for liquidity, market and currency risk.

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

E4:    Maturities of assets and liabilities and liquidity risk

        Liquidity risk is defined for Egg as not having sufficient financial resources available to meet its obligations as they fall due or if such resources can only be secured at excessive cost. Egg uses various methods including predictions of daily cash positions to monitor and manage liquidity risk. Maturity mismatches between lending and funding are managed within internal risk policy limits. It ensures that it holds sufficient assets, which are immediately realisable into cash without significant exposure to market risk or costs, to cover a realistic estimate of retail funds that could be withdrawn. While a significant proportion of retail savings balances are on instant access terms, in practice the majority of such funds represent a relatively stable and consistent funding base for Egg.

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

At December 31, 2006	Up to 1 month	From 1 month to 3 months	From 3 months to 1 year	From 1 year to 5 years	5 years and over	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Assets
Cash and balances with central banks	6	—	—	—	—	6
Loans and advances to banks	876	—	—	2	25	903
Loans and advances to customers	1	2,725	42	1,338	2,087	6,193
Investment securities	466	696	176	266	372	1,976
Derivative financial instruments	61	—	17	—	—	78
Other assets	68	159	41	74	—	342

Total assets	1,478	3,580	276	1,680	2,484	9,498

Liabilities
Deposits by banks	18	—	516	1,686	—	2,220
Customer accounts	5,427	3	68	56	—	5,554
Debt securities issued	—	—	553	46	—	599
Derivative financial instruments	56	—	—	98	—	154
Other liabilities	117	68	43	—	—	228
Subordinated liabilities	—	—	—	—	451	451

Total liabilities	5,618	71	1,180	1,886	451	9,206

Net liquidity gap	(4,140)	3,509	(904)	(206)	2,033	292

At December 31, 2005	Up to 1 month	From 1 month to 3 months	From 3 months to 1 year	From 1 year to 5 years	5 years and over	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Assets
Cash and balances with central banks	7	—	—	—	—	7
Loans and advances to banks	636	50	—	5	27	718
Securities purchased under agreement to resell	200	—	—	—	—	200
Loans and advances to customers	—	3,343	40	1,421	2,626	7,430
Investment securities	157	439	633	352	536	2,117
Derivative financial instruments	—	—	50	—	—	50
Other assets	3	4	91	125	7	230

Total assets	1,003	3,836	814	1,903	3,196	10,752

Liabilities
Deposits by banks	157	—	—	2,295	—	2,452
Customer accounts	5,667	13	110	40	—	5,830
Debt securities issued	—	3	798	603	—	1,404
Derivative financial instruments	77	—	—	—	—	77
Other liabilities	8	34	118	—	—	160
Subordinated liabilities	—	—	—	—	451	451

Total liabilities	5,909	50	1,026	2,938	451	10,374

Net liquidity gap	(4,906)	3,786	(212)	(1,035)	2,745	378

E5:    Losses on loans and advances

        The following table details the movements in the allowance for losses on loans and advances to customers held by Egg in 2006 and 2005. The aggregate loss on loans at the end of the year and the charge during the year have been included in the consolidated financial statements.

	2006	2005
	£ million	£ million
Balance at the beginning of the year	335	250
Amounts written off	(201)	(161)
New and additional provisions	384	241
Transition adjustment to reflect adoption of IAS 39 at January 1, 2005	—	5

Balance at the end of the year	518	335

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

        Financial assets and liabilities not held at fair value through profit and loss and the weighted average effective interest rate for those balances are provided below:

	2006		2005
	£ million		£ million
Assets
Debt securities available-for-sale*	1,935	5.3%	2,046	4.6%
Loans and receivables	7,096	9.0%	8,148	7.5%

	9,031		10,194

Liabilities
Banking customer accounts	5,554	4.9%	5,830	4.3%
Core structural borrowings of shareholder-financed operations	451	6.2%	451	8.5%
Operational borrowings attributable to shareholder-financed operations	2,819	5.4%	3,856	4.5%

	8,824		10,137

*
Egg has also classified £41 million (2005: £71 million) of debt securities as fair value through profit and loss.

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

        At December 31, 2006, Egg held £357 million of assets and £1,751 million of liabilities with foreign currency exposure (2005: £539 million and £2,640 million respectively).

E7:    Credit risk

        Egg takes on exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. To limit this risk, Egg places limits on the amount of risk accepted in relation to a particular borrower, groups of borrowers, and to particular geographical segments. The acceptable risk levels are monitored regularly and reviewed where appropriate.

        The following table identifies the geographical concentrations of credit risk, stated in terms of total assets and off-balance sheet items, held by Egg at December 31, 2006 and 2005:

	2006	2005
	£ million	£ million
UK	18,132	18,840
Rest of Europe	244	399
Other	243	380

Total*	18,619	19,619

*
This includes £9,475 million (2005: £9,104 million) of off-balance sheet items, which mainly relate to unutilised credit limits on credit cards.

        The following is a breakdown of the credit risk borne by Egg for financial assets and off-balance sheet items at December 31, 2006 and 2005:

	2006	2005
	£ million	£ million
Loans and advances to banks	903	718
Securities purchased under agreement to resell	—	200
Investment securities	1,970	2,117
Loans and advances to customers	6,711	7,765
Allowances for impairment losses on loans and advances to customers	(518)	(335)
Fair value of derivative assets	78	50
Off-balance sheet items (including unutilised credit limits on credit cards)	9,475	9,104

Total credit risk net of allowances and provisions	18,619	19,619

        At December 31, 2006, Egg had certain credit-related commitments in the form of unused credit limits on credit cards of £9,458 million (2005: £9,061 million) and pre-approved but unused borrowing limits on mortgages and personal loans of £8 million and £9 million respectively (2005: £14 million and £29 million respectively) which are included in off-balance sheet items above. Egg is potentially exposed to a loss totaling these amounts, but it is unlikely that such a loss would arise as these credit facilities were granted only on the basis of the customers having achieved certain credit standards. Additionally, it is unlikely, should all these customers utilise their credit or borrowing limits, that all of them would default on their debt entirely.

        Egg holds significant concentrations of credit risk with other financial institutions. At December 31, 2006, this was estimated at £8.7 billion (2005: £10.9 billion) of which £3.9 billion (2005: £5.7 billion) related to derivative financial instruments and £1.8 billion (2005: £2.3 billion) to credit default swaps. Egg also has significant credit exposure in asset-backed security products which totaled approximately £403 million at December 31, 2006 (2005: £496 million). With regard to loans and advances to customers, Egg has significant concentrations of credit risk in respect of its unsecured lending on credit cards, personal loans and mortgage lending secured on property in the UK.

Assets pledged as collateral and securitization

        Egg enters into securities lending arrangements, including repurchase agreements and over-the-counter derivative transactions as part of normal operating activities. Assets are pledged as collateral to support these activities. Collateral in respect of repurchase agreements was £nil and £5.2 million at December 31, 2006 and 2005, respectively. Collateral in respect of over-the-counter derivative transactions was £29.3 million and £30.9 million at December 31, 2006 and 2005, respectively. See note G4 where amounts relating to Egg have been included in the disclosure of these transactions on a Group basis.

        For further information on Egg's securitization of credit card receivables, see note G4.

F:    Income statement notes

F1:    Segmental information

        The Group's primary and secondary segments are described in detail in note B3. The accounting policies of the segments are the same as used in the Group's consolidated financial statements described in Note A, except that revenue by reportable segments include gross inflows of investment products.

The segment results for the year ended December 31 are as follows:

	2006
	UK	US	Asia	Intragroup	Total
		£ million
Revenue:
Long-term business	20,594	8,212	5,391	—	34,197
Banking	914	—	—	—	914
Broker dealer and fund management	580	350	150	—	1,080
Unallocated corporate	38	—	—	—	38
Intragroup revenue eliminated on consolidation	—	—	—	(284)	(284)

Total revenue per income statement	22,126	8,562	5,541	(284)	35,945
Charges (before income tax attributable to policyholders and unallocated surplus of long-term insurance funds):
Long-term business, including post-tax transfers to unallocated surplus of with-profits funds	(19,488)	(7,761)	(4,913)	—	(32,162)
Banking	(1,064)	—	—	—	(1,064)
Broker-dealer and fund management	(357)	(339)	(101)	—	(797)
Unallocated corporate	(135)	—	—	—	(135)
Intragroup charges eliminated on consolidation	—	—	—	284	284

Total charges per income statement	(21,044)	(8,100)	(5,014)	284	(33,874)
Profit before tax*:
Long-term business	1,106	451	478	—	2,035
Banking	(150)	—	—	—	(150)
Broker-dealer and fund management	223	11	49	—	283
Unallocated corporate	(97)	—	—	—

Profit before tax per income statement*	1,082	462	527	—	2,071
Tax attributable to policyholders' returns:	—	—	—	—
Long-term business	680	—	169	—	849

Tax attributable to policyholders' returns per income statement	680	—	169	—	849
Profit before tax attributable to shareholders:	—	—	—	—
Long-term business	426	451	309	—	1,186
Banking	(150)	—	—	—	(150)
Broker-dealer and fund management	223	11	49	—	283
Unallocated corporate	(97)	—	—	—	(97)

Profit before tax attributable to shareholders per income statement	402	462	358	—	1,222
Tax attributable to shareholders profits:	—	—	—	—
Long-term business	(109)	(150)	(82)	—	(341)
Banking	44	—	44
Broker-dealer and fund management	(57)	11	(12)	—	(58)
Unallocated corporate	8	—	—	—	8

Tax attributable to shareholders' profits per income statement	(114)	(139)	(94)	—	(347)

Profit after tax attributable to shareholders:
Long-term business	317	301	227	—	845
Banking	(106)	—	—	—	(106)
Broker-dealer and fund management	166	22	37	—	225
Unallocated corporate	(89)	—	—	—	(89)

Profit from continuing operations after tax per income statement	288	323	264	—	875
Discontinued Operations:
Long-term business	—	—	—	—	—
Banking	—	—	—	—	—
Discontinued operations (net of tax)	—	—	—	—	—

Profit for the year:
Long-term business	317	301	227	—	845
Banking	(106)	—	—	—	(106)
Broker-dealer and fund management	166	22	37	—	225
Unallocated corporate	(89)	—	—	—	(89)

Profit for the year	288	323	264	—	875

	2005
	UK	US	Asia	Intragroup	Total
		£ million
Revenue:
Long-term business	28,985	6,607	3,704	—	39,296
Banking	1,115	—	—	—	1,115
Broker dealer and fund management	490	305	100	—	895
Unallocated corporate	98	—	—	—	98
Intragroup revenue eliminated on consolidation	—	—	—	(279)	(279)

Total revenue per income statement	30,688	6,912	3,804	(279)	41,125
Charges (before income tax attributable to policyholders and unallocated surplus of long-term insurance funds):
Long-term business, including post-tax transfers to unallocated surplus of with-profits funds	(27,428)	(6,081)	(3,488)	—	(36,997)
Banking	(1,071)	—	—	—	(1,071)
Broker-dealer and fund management	(354)	(291)	(96)	—	(741)
Unallocated corporate	(450)	—	—	—	(450)
Intragroup charges eliminated on consolidation	—	—	—	279	279

Total charges per income statement	(29,303)	(6,372)	(3,584)	279	(38,980)
Profit before tax*:
Long-term business	1,557	526	216	—	2,299
Banking	44	—	—	—	44
Broker-dealer and fund management	136	14	4	—	154
Unallocated corporate	(352)	—	—	—	(352)

Profit before tax per income statement*	1,385	540	220	—	2,145

Tax attributable to policyholders' returns:
Long-term business	(1,141)	—	(6)	—	(1,147)

Tax attributable to policyholders' returns per income statement	(1,141)	—	(6)	—	(1,147)
Profit before tax attributable to shareholders:
Long-term business	416	526	210	—	1,152
Banking	44	—	—	—	44
Broker-dealer and fund management	136	14	4	—	154
Unallocated corporate	(352)	—	—	—	(352)

Profit before tax attributable to shareholders per income statement	244	540	214	—	998
Tax attributable to shareholders profits:
Long-term business	(128)	(176)	(62)	—	(366)
Banking	1	—	—	—	1
Broker-dealer and fund management	(37)	(9)	(4)	—	(50)
Unallocated corporate	174	—	—	—	174

Tax attributable to shareholders' profits per income statement	10	(185)	(66)	—	(241)
Profit after tax attributable to shareholders:
Long-term business	288	350	148	—	786
Banking	45	—	—	—	45
Broker-dealer and fund management	99	5	—	—	104
Unallocated corporate	(178)	—	—	—	(178)

Profit from continuing operations after tax per income statement	254	355	148	—	757
Discontinued Operations:
Long-term business	—	—	—	—	—
Banking	3	—	—	—	3

Discontinued operations (net of tax)	3	—	—	—	3
Profit for the year:
Long-term business	288	350	148	—	786
Banking	48	—	—	—	48
Broker-dealer and fund management	99	5	—	—	104
Unallocated corporate	(178)	—	—	—	(178)

Profit for the year	257	355	148	—	760

	2004
	UK	US	Asia	Intragroup	Total
		£ million
Revenue:
Long-term business	22,881	6,069	3,123	—	32,073
Banking	1,110	—	—	—	1,110
Broker dealer and fund management	460	282	81	—	823
Unallocated corporate	151	—	—	—	151
Intragroup revenue eliminated on consolidation	—	—	—	(253)	(253)

Total revenue per income statement	24,602	6,351	3,204	(253)	33,904

Charges (before income tax attributable to policyholders and unallocated surplus of long-term insurance funds):
Long-term business, including post-tax transfers to unallocated surplus of with-profits funds	(21,856)	(5,712)	(2,962)	—	(30,530)
Banking	(1,049)	—	—	—	(1,049)
Broker-dealer and fund management	(325)	(287)	(62)	—	(674)
Unallocated corporate	(343)	—	—	—	(343)
Intragroup charges eliminated on consolidation	—	—	—	253	253

Total charges per income statement	(23,573)	(5,999)	(3,024)	253	(32,343)
Profit before tax*:
Long-term business	1,025	357	161	—	1,543
Banking	61	—	—	—	61
Broker-dealer and fund management	135	(5)	19	—	149
Unallocated corporate	(192)	—	—	—	(192)

Profit before tax per income statement*	1,029	352	180	—	1,561
Tax attributable to policyholders' returns:
Long-term business	(691)	—	(20)	—	(711)

Tax attributable to policyholders' returns per income statement	(691)	—	(20)	—	(711)
Profit before tax attributable to shareholders:
Long-term business	334	357	141	—	832
Banking	61	—	—	—	61
Broker-dealer and fund management	135	(5)	19	—	149
Unallocated corporate	(192)	—	—	—	(192)

Profit before tax attributable to shareholders per income statement	338	352	160	—	850
Tax attributable to shareholders profits:
Long-term business	(91)	(122)	(38)	—	(251)
Banking	(25)	—	—	—	(25)
Broker-dealer and fund management	(41)	(3)	(5)	—	(49)
Unallocated corporate	85	—	—	—	85

Tax attributable to shareholders per income statement	(72)	(125)	(43)	—	(240)
Profit after tax attributable to shareholders:
Long-term business	243	235	103	—	581
Banking	36	—	—	—	36
Broker-dealer and fund management	94	(8)	14	—	100
Unallocated corporate	(107)	—	—	—	(107)

Profit from continuing operations after tax per income statement	266	227	117	—	610
Discontinued Operations:
Long-term business	4	—	—	—	4
Banking	(131)	33	—	—	(98)

Discontinued operations (net of tax)	(127)	33	—	—	(94)
Profit for the year:
Long-term business	247	235	103	—	585
Banking	(95)	33	—	—	(62)
Broker-dealer and fund management	94	(8)	14	—	100
Unallocated corporate	(107)	—	—	—	(107)

Profit for the year	139	260	117	—	516

*
Profits before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits.

        Within segment results above, the share of after tax loss of associates that are equity accounted for of £1 million (2005: £nil; 2004: £(1) million) is allocated entirely to the banking segment.

        In its capacity as fund manager to fellow Prudential plc subsidiaries, M&G earns fees for investment management and related services. These services are charged at appropriate arm's length prices, typically priced as a percentage of funds under management.

        Total charges include £12,130 million (2005: £12,745 million; 2004: £9,528 million) of non-cash expenses mainly relating to changes in technical reserves and pension actuarial and other gains and losses. The majority of this amount is borne by the long-term business segment.

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

	2006
	UK	US	Asia	Total
	£ million
Long term business:
Performance measure: Operating profit based on longer-term investment returns	469	398	175	1,042
Goodwill impairment charge	—	—	—	—
Short-term fluctuations in investment returns	(43)	53	134	144
Shareholders share in actuarial and other gains and losses on defined benefit pension schemes	—	—	—	—

Reported performance: Profit before shareholder tax attributable to shareholders	426	451	309	1,186

Banking:
Performance measure: Operating profit based on longer-term investment returns	(157)	—	—	(157)
Goodwill impairment charge	—	—	—	—
Short-term fluctuations in investment returns	7	—	—	7
Shareholders share in actuarial and other gains and losses on defined benefit pension schemes	—	—	—	0

Reported performance: Profit before shareholder tax attributable to shareholders	(150)	—	—	(150)
Broker-dealer and fund management:	—	—	—	—
Performance measure: Operating profit based on longer-term investment returns	202	10	49	261
Goodwill impairment charge	—	—	—	—
Short-term fluctuations in investment returns	(1)	1	—	—
Shareholders share in actuarial and other gains and losses on defined benefit pension schemes	22	—	—	22

Reported performance: Profit before shareholder tax attributable to shareholders	223	11	49	283
Unallocated corporate:
Performance measure: Operating profit based on longer-term investment returns	(253)	—	—	(253)
Goodwill impairment charge	—	—	—	—
Short-term fluctuations in investment returns	11	—	—	11
Shareholders share in actuarial and other gains and losses on defined benefit pension schemes	145	—	—	145

Reported performance: Profit before shareholder tax attributable to shareholders	(97)	—	—	(97)
Total:
Performance measure: Operating profit based on longer-term investment returns	261	408	224	893
Goodwill impairment charge	—	—	—	—
Short-term fluctuations in investment returns	(26)	54	134	162
Shareholders share in actuarial and other gains and losses on defined benefit pension schemes	167	—	—	167

Reported performance: Profit before shareholder tax attributable to shareholders	402	462	358	1,222

	2005
	UK	US	Asia	Total
	£ million
Long term business:
Performance measure: Operating profit based on longer-term investment returns	400	348	175	923
Goodwill impairment charge	—	—	—	—
Short-term fluctuations in investment returns	36	178	32	246
Shareholders share in actuarial and other gains and losses on defined benefit pension schemes	(20)	—	3	(17)

Reported performance: Profit before shareholder tax attributable to shareholders	416	526	210	1,152
Banking:
Performance measure: Operating profit based on longer-term investment returns	44	—	—	44
Goodwill impairment charge	—	—	—	—
Short-term fluctuations in investment returns	—	—	—	—
Shareholders share in actuarial and other gains and losses on defined benefit pension schemes	—	—	—	—

Reported performance: Profit before shareholder tax attributable to shareholders	44	—	—	44
Broker-dealer and fund management:
Performance measure: Operating profit based on longer-term investment returns	163	14	12	189
Goodwill impairment charge	—	—	—	—
Short-term fluctuations in investment returns	(1)	—	(8)	(9)
Shareholders share in actuarial and other gains and losses on defined benefit pension schemes	(26)	—	—	(26)

Reported performance: Profit before shareholder tax attributable to shareholders	136	14	4	154
Unallocated corporate:
Performance measure: Operating profit based on longer-term investment returns	(199)	—	—	(199)
Goodwill impairment charge	(120)	—	—	(120)
Short-term fluctuations in investment returns	(26)	—	—	(26)
Shareholders share in actuarial and other gains and losses on defined benefit pension schemes	(7)	—	—	(7)

Reported performance: Profit before shareholder tax attributable to shareholders	(352)	—	—	(352)
Total:
Performance measure: Operating profit based on longer-term investment returns	408	362	187	957
Goodwill impairment charge	(120)	—	—	(120)
Short-term fluctuations in investment returns	9	178	24	211
Shareholders share in actuarial and other gains and losses on defined benefit pension schemes	(53)	—	3	(50)

Reported performance: Profit before shareholder tax attributable to shareholders	244	540	214	998

	2004
	UK	US	Asia	Total
	£ million
Long term business:
Performance measure: Operating profit based on longer-term investment returns	305	296	102	703
Goodwill impairment charge	—	—	—	—
Short-term fluctuations in investment returns	29	61	37	127
Shareholders share in actuarial and other gains and losses on defined benefit pension schemes	—	—	2	2

Reported performance: Profit before shareholder tax attributable to shareholders	334	357	141	832
Banking:
Performance measure: Operating profit based on longer-term investment returns	61	—	—	61
Goodwill impairment charge	—	—	—	—
Short-term fluctuations in investment returns	—	—	—	—
Shareholders share in actuarial and other gains and losses on defined benefit pension schemes	—	—	—	—

Reported performance: Profit before shareholder tax attributable to shareholders	61	—	—	61
Broker-dealer and fund management:
Performance measure: Operating profit based on longer-term investment returns	136	(14)	19	141
Goodwill impairment charge	—	—	—	—
Short-term fluctuations in investment returns	—	9	—	9
Shareholders share in actuarial and other gains and losses on defined benefit pension schemes	(1)	—	—	(1)

Reported performance: Profit before shareholder tax attributable to shareholders	135	(5)	19	149
Unallocated corporate:
Performance measure: Operating profit based on longer-term investment returns	(197)	—	—	(197)
Goodwill impairment charge	—	—	—	—
Short-term fluctuations in investment returns	13	—	—	13
Shareholders share in actuarial and other gains and losses on defined benefit pension schemes	(8)	—	—	(8)

Reported performance: Profit before shareholder tax attributable to shareholders	(192)	—	—	(192)
Total:
Performance measure: Operating profit based in longer-term investment returns	305	282	121	708
Goodwill impairment charge	—	—	—	—
Short-term fluctuations in investment returns	42	70	37	149
Shareholders share in actuarial and other gains and losses on defined benefit pension schemes	(9)	—	2	(7)

Reported performance: Profit before shareholder tax attributable to shareholders	338	352	160	850

F2:    Revenue

	2006	2005	2004
	£ million	£ million	£ million
Long-term business premiums (note iii)			15,161
Insurance contract premiums	13,805	13,583	—
Investment contracts with discretionary participation feature premiums	1,249	1,366	—
Inwards reinsurance premiums	1,103	276	1,247
Less: reinsurance premiums ceded	(171)	(197)	(256)

Earned premiums, net of reinsurance	15,986	15,028	16,152

Realized and unrealized gains and losses on investments 2004 (note i)			7,333
Realized and unrealized gains and losses on securities at fair value through profit and loss (note i)	6,887	14,640	—
Realized losses on available-for-sale securities, previously recognized directly in equity (note i)	(7)	(22)	—
Interest (note ii)	6,609	5,896	5,705
Dividends	3,666	2,731	1,883
Other investment income	749	768	829

Investment income	17,904	24,013	15,750

Fee income from investment contract business, fund management, banking and broker-dealer services	1,024	926	653
Income from consolidated venture investments of the PAC with-profits funds	1,031	1,158	1,349

Other income	2,055	2,084	2,002

Total revenue	35,945	41,125	33,904

Note

(i)
Realized and unrealized gains relating to equities, debt securities and other investments are as follows:

	2006	2005	2004
	£ million	£ million	£ million
Gains and losses on equities
Realized gains	3,546	2,177	1,234
Unrealized gains	2,302	6,609	2,443

	5,848	8,786	3,677
Gains and losses on other securities
Realized gains	170	287	0
Unrealized gains	(2,539)	1,779	763

	(2,369)	2,066	763
Gains and losses on other investments
Realized gains	1,347	1,312	445
Unrealized gains	2,054	2,454	2,448

	3,401	3,766	2,893

Total realized and unrealized gains	6,880	14,618	7,333

(ii)
Interest income is calculated on the effective interest rate method for all financial assets that are not at fair value through profit and loss.

        The segmental split of interest income is as follows:

	2006
	UK	US	Asia	Total
	£ million	£ million	£ million	£ million
Long-term business	3,944	1,508	222	5,674
Banking	776	—	—	776
Broker-dealer and fund management	76	1	1	78
Unallocated corporate	81	—	—	81

Interest Income	4,877	1,509	223	6,609

	2005
	UK	US	Asia	Total
	£ million	£ million	£ million	£ million
Long-term business	3,059	1,666	377	5,102
Banking	702	—	—	702
Broker-dealer and fund management	76	2	2	80
Unallocated corporate	12	—	—	12

Interest Income	3,849	1,668	379	5,896

(iii)
As a result of the adoption of IFRS 4 on January 1, 2005, premiums received in respect of investment contracts without discretionary participation features are not recognized as income, instead these amounts are accounted for directly in the balance sheet as deposit liabilities. Only fee income associated with such contracts is accounted for in the income statement in 2005. In 2004, deposits and related fees on these contracts were included within long-term business premiums. In 2004, the long term business premiums also include premiums from insurance contracts and investment contracts with discretionary participation features.

F3:    Acquisition costs and other operating expenditure

	2006	2005	2004
	£ million	£ million	£ million
Acquisition costs (note i)	1,238	1,413	1,419
Staff and pension costs (see note I1)	723	991	1,186
Administrative and operating costs (note ii)	3,282	3,148	2,958

Total acquisition costs and other operating expenditure	5,243	5,552	5,563

Notes

(i)
Acquisition costs in 2006 comprise amounts related to insurance contracts of £1,165 million (2005: £1,307 million), and investment contracts and investment management contracts of £73 million (2005: £106 million). These costs include amortization of £299 million (2005: £392 million) and £6 million (2005: £9 million) respectively.

(ii)
Administrative and operating costs include total depreciation and amortization expense amounting to £516 million (2005: £541 million 2004: £540 million). Of this amount, £305 million (2005: £401 million 2004: £386 million) relates to amortization of deferred acquisition costs of insurance contracts and investment management contracts, which is primarily borne by the long-term business segment. Of the remainder of the depreciation and amortization charge of £211 million (2005: £140 million 2004: £154 million), £156 million (2005: £101 million 2004: £107 million) relates to long-term business, £44 million (2005: £28 million 2004: £29 million) to banking, £8 million (2005: £8 million 2004: £15 million) to fund management and £3 million (2005: £3 million 2004: £3 million) to central companies.

F4:    Finance costs: interest on core structural borrowings of shareholder-financed operations

        Finance costs consist of £177 million (2005: £175 million; 2004: £154 million) interest on core debt of the parent company and related finance subsidiaries and Jackson surplus notes and of £33 million (2005: £33 million; 2004: £33 million) on Egg subordinated debt.

F5:    Tax

(a) Total tax expense by nature of expense

        An analysis of the total tax expense of continuing operations recognized in the income statement by nature of expense (benefit) is as follows:

	2006	2005	2004
	£ million	£ million	£ million
Current tax expense:
Corporation tax	645	722	537
Adjustments in respect of prior years	(38)	(209)	38
Benefit from a previously unrecognized tax loss, tax credit or temporary difference from a prior period	—	(2)	0

Total current tax	607	511	575

Deferred tax arising from:
Origination and reversal of temporary differences	556	870	374
Benefit from a previously unrecognized tax loss, tax credit or temporary difference from a prior period	33	5	2
Write-down or reversal of a previous write-down of a deferred tax asset	—	2	0

Total deferred tax	589	877	376

Total tax expense	1,196	1,388	951

        The total tax expense arises as follows:

	2006	2005	2004
	£ million	£ million	£ million
Current tax expense:
UK	334	339	523
Foreign	273	172	52

	607	511	575

Deferred tax expense:
UK	319	780	282
Foreign	270	97	94

	589	877	376

Total	1,196	1,388	951

        The total deferred tax expense arises as follows:

	2006	2005	2004
	£ million	£ million	£ million
Unrealized gains and losses on investments	236	599	286
Short-term timing differences	156	263	(79)
Capital allowances	4	13	13
Balances relating to investment and insurance contracts	198	3	156
Unused tax losses	(5)	(1)	0

Deferred tax expense	589	877	376

        In 2006, a deferred tax credit of £41 million (2005: £93 million) has been taken directly to reserves. When this amount is taken with the deferred tax expense shown above, the result is an increase of £548 million in the Group's net deferred tax liability (2005: £784 million).

        In 2006, there is no tax relating to discontinued operations (2005: £nil; 2004: £14 million credit) (see note F6).

(b) Reconciliation of effective tax rate

        The total tax expense is attributable to shareholders and policyholders as summarised in the income statement.

(i) Summary of pre-tax profit and tax charge

        The income statement includes the following items:

	2006	2005	2004
	£ million	£ million	£ million
Profit before tax	2,071	2,145	1,561
Tax attributable to policyholders' returns	(849)	(1,147)	(711)

Profit before tax attributable to shareholders	1,222	998	850
Tax attributable to shareholders' profits:
Tax expense	(1,196)	(1,388)	(951)
Less: tax attributable to policyholders' returns	849	1,147	711

Tax attributable to shareholders' profits	(347)	(241)	(240)

Profit from continuing operations after tax	875	757	610

(ii) Overview

        For the purposes of explaining the relationship between tax expense and accounting profit, it is appropriate to consider the sources of profit and tax by reference to those that are attributable to shareholders and policyholders, as follows:

				2005
	2006						2004
					Attributable to policyholders*
	Attributable to shareholders	Attributable to policyholders*	Total	Attributable to shareholders		Total	Attributable to shareholders		Attributable to policyholders	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million		£ million	£ million
Profit before tax	1,222	849	2,071	998	1,147	2,145	850		711	1,561
Taxation charge:
Expected tax rate	3%	100%	59%	35%	100%	70%	31	% (note ii)	100%	62%
Expected tax charge	(374)	(849)	(1,223)	(353)	(1,147)	(1,500)	(261)		(711)	(972)
Variance from expected tax charge (note v(ii))	27	—	27	112	—	112	21		—	21
Actual tax charge	(347)	(849)	(1,196)	(241)	(1,147)	(1,388)	(240)		(711)	(951)
Average effective tax rate	28%	100%	58%	24%	100%	65%	28%		100%	61%

*
For the column entitled "Attributable to policyholders', the profit before tax represents income, net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies.

        Due to the requirements of the financial reporting standards IAS 1 and IAS 12, the profit before tax and tax charge reflect the aggregate of amounts that are attributable to shareholders and policyholders.

        Profit before tax comprises profit attributable to shareholders and pre-tax profit attributable to policyholders of linked and with-profits funds and unallocated surplus of with-profits funds.

        The total tax charge for linked and with-profits business includes tax expense on unit-linked and with-profits funds attributable to policyholders, the unallocated surplus of with-profits funds and the shareholders' profits. This feature arises from the basis of taxation applied to life and pension business, principally in the UK, but with similar bases applying in certain Asian operations, and is explained in note (iii) below.

        Furthermore, the basis of preparation of Prudential's financial statements incorporates the additional feature that, as permitted under IFRS 4, the residual equity of the Group's with-profits funds, i.e. unallocated surplus, is recorded as a liability with transfers to and from that liability reflected in pre-tax profits. This gives rise to anomalous effective tax rates for profits attributable to policyholders (as described in note (iv) below).

        In meeting the reconciliation requirements set out in paragraph 81(c) of IAS 12, the presentation shown in this disclosure note seeks to ensure that the explanation of the relationship between tax expense and accounting profit draw properly the distinction between the elements of the profit and tax charge that are attributable to policyholders and shareholders as explained below in notes (iv) and (v), respectively. The shareholder elements are the components of the profit and tax charge that are of most direct relevance to investors, and it is this aspect that the IAS 12 requirement is seeking to explain for companies that do not need to account for both with-profits and unit-linked funds, where tax is borne by the Company on the policyholders' behalf and which is not contemplated by IFRS requirements.

(iii) Basis of taxation for UK life and pension business

        Different rules apply under UK tax law for taxing pension business and life insurance business and there are detailed rules for apportioning the investment return and profits of the fund between the types of business.

        The investment return referrable to pension business, and some other less significant classes of business, is exempt from taxation, but tax is charged on the profit that shareholders derive from writing such business at the corporate rate of tax. The rules for taxing life insurance business are more complex. Initially, the UK regime seeks to tax the regulatory basis investment return less management expenses (I-E) on this business as it arises. However, in determining the actual tax charge, a calculation of the shareholder profits for taxation purposes from writing life insurance business also has to be made and compared with the I-E profit.

        If the shareholder profit is higher than the I-E amount, then relief for expenses in the I-E calculation has to be restricted until the I-E profit equals the shareholder profit. If on the other hand, the I-E profit is the greater, then an amount equal to the shareholder profit is taxed at the corporate rate of tax, with the remainder of the I-E profit being taxed at the lower policyholder rate of tax.

        The purpose of this approach is to ensure that the Company is always as a minimum taxed on the profit, as defined for taxation purposes by reference to the Company's regulatory returns (rather than IFRS basis results), that it has earned. The shareholders' portion of the long-term business is taxed at the shareholders' rate, with the remaining portion taxed at rates applicable to the policyholders.

        It is to be noted that the calculations described are determined using data from the regulatory basis returns rather than the IFRS basis results. The differences between the regulatory and accounting bases are significant and complex.

(iv) Profits attributable to policyholders and related tax

        As noted above, it is necessary under IFRS requirements to include the total tax charge of the Company (both policyholder and shareholder elements) in the tax charge disclosed in the income statement.

        For with-profits business, total pre-tax profits reflect the aggregate of profits attributable to policyholders and shareholders. However, amounts attributable to the equity of with-profits funds are carried in the liability for unallocated surplus. Also, as described in note (iii), UK with-profits business is taxed on a basis that affects policyholders' unallocated surplus of with-profits funds and shareholders. For the PAC with-profits sub-fund, transfers to and from unallocated surplus are recorded in the income statement, so that after charging the total tax borne by the fund, the net balance reflects the statutory transfer from the fund for the year. The statutory transfer represents 10 per cent of the actuarially determined surplus for the year that is attributable to shareholders.

        For SAIF similar transfers are made. However, in the case of SAIF, a net nil balance is derived, reflecting the lack of shareholder interest in the financial performance of the fund (other than through investment management arrangements).

        The accounting anomaly that arises under IFRS is that due to the fact that the net of tax profit attributable to with-profits policyholders is zero, the Company's presentation of pre-tax profit attributable to policyholders reflects an amount that is the mirror image of the tax charge attributable to policyholders.

        For unit-linked business, pre-tax profits also reflect the aggregate of profits attributable to policyholders and shareholders. The pre-tax profits attributable to policyholders represent fees earned that are used to pay tax borne by the Company on policyholders' behalf. The net of tax profit attributable to policyholders for unit-linked business is thus zero.

        The combined effect of these features is such that providing a reconciliation of the tax charge attributable to policyholders to an expected charge based on the standard corporate rate of tax on IFRS basis profits attributable to policyholders is not relevant.

        In summary, for accounting purposes, in all cases and for all reporting periods, the apparent effective rate for profit attributable to policyholders and unallocated surplus is 100 per cent. However, it is to be noted that the 100 per cent rate does not reflect a rate paid on the profits attributable to policyholders. It instead reflects the basis of accounting for unallocated surplus coupled with the distinction made for performance reporting between sources of profit attributable to shareholders, policyholders and unallocated surplus and IFRS requirements in respect of reporting of all pre-tax profits and all tax charges irrespective of policyholder or shareholder economic interest.

(v) Reconciliation of tax charge on profits attributable to shareholders

2006	UK insurance operations	Jackson	Asian long-term business operations	Other operations	Total
	£ million	£ million	£ million	£ million	£ million
Profit before tax attributable to shareholders	426	451	309	36	1,222
Expected tax rate (note i)	30%	35%	25%	30%	31%
Expected tax charge based on expected tax rates	(128)	(158)	(77)	(11)	(374)
Variance from expected tax charge (note ii)	19	8	(5)	5	27
Actual tax charge	(109)	(150)	(82)	(6)	(347)
Actual tax rate	26%	33%	27%	17%	28%

2005	UK insurance operations	Jackson	Asian long-term business operations	Other operations	Total
	£ million	£ million	£ million	£ million	£ million
Profit before tax attributable to shareholders:
Goodwill impairment charge	—	—	—	(120)	(120)
Other	416	526	210	(34)	1,118

Total	416	526	210	(154)	998

Expected tax rate (note i):
Goodwill impairment charge	—	—	—	0%	0%
Other	30%	35%	26%	30%	32%

Total	30%	35%	26%	6%	35%

Expected tax charge based on expected tax rates:
Goodwill impairment charge	—	—	—	0	0
Other	(125)	(184)	(54)	10	(353)

Total	(125)	(184)	(54)	10	(353)

Variance from expected tax charge (note ii):
Goodwill impairment charge	—	—	—	0	0
Other	(3)	8	(8)	115	112

Total	(3)	8	(8)	115	112

Actual tax charge:
Goodwill impairment charge	—	—	—	0	0
Other	(128)	(176)	(62)	125	(241)

Total	(128)	(176)	(62)	125	(241)

Actual tax rate	31%	33%	30%	(81)%	24%

        For 2004, the Group's results reflect the application of IFRS standards with the exception of the standards IAS 32, IAS 39 and IFRS 4. The reconciliation of the effective tax rate for 2004 relates to the statutory IFRS basis results.

2004	UK insurance operations	Jackson	Asian long-term business operations	Other operations	Total
	£ million	£ million	£ million	£ million	£ million
Profit before tax attributable to shareholders	334	357	141	18	850
Expected tax rate (note i)	30%	35%	23%	21%	31%
Expected tax charge based on expected tax rates	(100)	(125)	(32)	(4)	(261)
Variance from expected tax charge (note ii)	9	3	(6)	15	21
Actual tax charge	(91)	(122)	(38)	11	(240)

Actual tax rate	27%	34%	27%	(61)%	28%

Notes

(i)
Expected tax rates for profit attributable to shareholders

  Expected tax rates shown in the table above reflect the corporate tax rates generally applied to taxable profits of the relevant country jurisdictions. For Asian operations the expected tax rates reflect the corporate tax rate weighted by reference to the source of profits of the operations contributing to the aggregate business result. In 2005, the expected tax rate on total profits of 35 per cent was due to the inclusion of a goodwill impairment charge of £120 million which is not allowable for tax. In 2006, no goodwill impairment charge has been booked, and the expected tax rate on total profits of 31 per cent is lower in part due to this, and additionally due to the long-term business (which is subject to lower tax rates than the UK and US) being a greater proportion of Group results.

(ii)
Variances from expected tax charge for results attributable to shareholders

  For 2006, the principal variances arise from differences between the standard corporation tax rate and actual rates due to a number of factors, including:

  (a)
  The tax credit arising from relief for excess expenses in respect of the shareholder-backed protection business.

  (b)
  Prior year adjustments arising from routine revisions of tax returns.

  For 2005, the principal variances arise from differences between the standard corporation tax rate and actual rates for "other' operations. This is due to a number of factors including:

  (a)
  The settlement of outstanding issues with HM Revenue and Customs (HMRC) at amounts below those previously provided. The settlements related to a range of issues affecting both shareholder and policyholder taxes. Many of the issues had been in dispute for several years. The principal issues resolved were as follows:

    Firstly, HMRC had disputed the deductibility of commissions paid on credit life (protection) insurance. Prudential's treatment of the commissions was consistent with industry practice. At the start of 2005 it looked likely that the dispute would only be settled through litigation. However, it proved possible to negotiate a settlement acceptable to both parties.

    Secondly, in 2000 Prudential transferred the insurance business previously carried on by two M&G subsidiaries into another subsidiary, Scottish Amicable Life (SAL). In 2002, Prudential transferred the entire business of SAL (including the old M&G business) into Prudential Assurance Company Limited. Both of these transactions were conducted under a statutory framework, which included obtaining High Court approval. The transactions were complex, leading to a difference in views between HMRC and Prudential as to the correct tax treatment of the transactions. These differences were resolved through a negotiated settlement.

  (b)
  The tax credit arising from relief for excess expenses in respect of the shareholder-backed protection business.

  (c)
  Prior year adjustments arising from routine revisions of tax returns.

  (d)
  The benefit from Egg's previously unused French losses.

  For 2004, the principal variances arise from differences between the standard corporation tax rate and actual rates for "other", operations. This is due to a number of factors including:

  (a)
  The tax credit arising from relief for excess expenses in respect of the shareholder-backed protection business.

  (b)
  Prior year adjustments arising from routine revisions of tax returns.

F6:    Discontinued operations

	2006	2005	2004
	£ million	£ million	£ million
Gain on sale of operations
Pre-tax gain recognized on the sale of operations	—	—	45
Taxation	—	—	(19)

Post-tax gain recognized on the sale of operations	—	—	26
Profit (loss) generated by discontinued operations
Revenue	—	1	50
Expenses	—	2	(203)

Pre-tax profit (loss) on results of discontinued operations	—	3	(153)
Taxation	—	0	33

Post-tax profit (loss) on results of discontinued operations	—	3	(120)

Post-tax profit (loss) from discontinued operations	—	3	(94)

        In October 2004, Jackson sold Jackson Federal Bank for £166 million. After taking into account net assets and goodwill totaling £128 million at the date of disposal, the profit on sale was £38 million before tax. Jackson Federal Bank, made a profit up to the date of disposal of £17 million.

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

        For the purposes of the 2006 financial statements, Egg is reported as part of continuing operations. Note I8 provides details of the agreement to sell Egg after the balance sheet date.

G:    Financial assets and liabilities

G1:    Financial instruments—designation and fair values

        The Group designates all financial assets as either fair value through profit and loss, available-for-sale, or as loans and receivables. Financial liabilities are designated as either fair value through profit and loss or amortized cost, or for investment contracts with discretionary participation features accounted for under IFRS 4 as described in note A4.

2006	Fair value through and loss	Available for- sale	Loans and receivables	Total carrying value	Fair value
	£ million	£ million	£ million	£ million	£ million
Financial assets
Deposits	—	—	7,759	7,759	7,759
Equity securities and portfolio holdings in unit trusts	78,892	—	—	78,892	78,892
Debt securities (note i)	59,812	21,907	—	81,719	81,719
Loans and receivables	—	—	11,573	11,573	12,093
Other investments (note ii)	5,401	—	—	5,401	5,401
Accrued investment income	—	—	1,900	1,900	1,900
Other debtors	—	—	1,052	1,052	1,052

	144,105	21,907	22,284	188,296

2006	Fair value through and loss	Amortized cost	IFRS 4	Total carrying value	Fair value
	£ million	£ million	£ million	£ million	£ million
Financial liabilities
Banking customer accounts	—	5,554	—	5,554	5,554
Core structural borrowings of shareholder-financed operations (note iii and note H13)	—	3,063	—	3,063	3,297
Operational borrowings attributable to shareholder-financed operations (note H13)	—	5,609	—	5,609	5,609
Borrowings attributable to with-profits funds (note H13)	553	1,223	—	1,776	1,798
Obligations under funding, securities lending and sale and repurchase agreements	—	4,232	—	4,232	4,229
Net asset value attributable to unit holders of consolidated unit trust and similar funds	2,476	—	—	2,476	2,476
Investment contracts with discretionary participation features (note iii)	—	—	28,733	28,733	—
Investment contracts without discretionary participation features	11,480	1,562	—	13,042	13,035
Accruals and deferred income	—	517	—	517	517
Other creditors	—	1,398	—	1,398	1,398
Other liabilities (including derivatives)	663	989	—	1,652	1,652

	15,172	24,147	28,733	68,052

2005	Fair value through profit and loss	Available-for- sale	Loans and receivables	Total carrying value	Fair value
	£ million	£ million	£ million	£ million	£ million
Financial assets
Deposits	—	—	7,627	7,627	7,627
Equity securities and portfolio holdings in unit trusts	71,985	—	—	71,985	71,985
Debt securities (note i)	56,814	25,657	—	82,471	82,471
Loans and receivables	—	—	13,245	13,245	14,268
Other investments (note ii)	3,879	—	—	3,879	3,879
Accrued investment income	—	—	1,791	1,791	1,791
Other debtors	—	—	1,305	1,305	1,305

	132,678	25,657	23,968	182,303

2005	Fair value through profit and loss	Amortized cost	IFRS 4	Total carrying value	Fair value
	£ million	£ million	£ million	£ million	£ million
Financial liabilities
Banking customer accounts	—	5,830	—	5,830	5,830
Core structural borrowings of shareholder-financed operations (note iii and note H13)	—	3,190	—	3,190	3,550
Operational borrowings attributable to shareholder-financed operations (note H13)	—	6,432	—	6,432	6,432
Borrowings attributable to with-profits funds (note H13)	559	1,339	—	1,898	1,929
Obligations under funding, securities lending and sale and repurchase agreements	—	4,529	—	4,529	4,524
Net asset value attributable to unit holders of consolidated unit trust and similar funds	965	—	—	965	965
Investment contracts with discretionary participation features (note iii)	—	—	26,523	26,523	—
Investment contracts without discretionary participation features	10,524	1,502	—	12,026	12,035
Accruals and deferred income	—	506	—	506	506
Other creditors	—	1,478	—	1,478	1,478
Other liabilities (including derivatives)	851	919	—	1,770	1,770

	12,899	25,725	26,523	65,147

Notes

(i)
As at December 31, 2006, £624 million (2005: £450 million) of convertible bonds were included in debt securities and £279 million (2005: £311 million) were included in borrowings.

(ii)
See note G3 for details of the derivative assets included. The balance also contains the PAC with-profits fund's participation in various investment funds and limited liability property partnerships.

(iii)
It is impractical to determine the fair value of investment contracts with discretionary participation features due to the lack of a reliable basis to measure such features.

Determination of fair value

        The fair values of the Group's quoted investments are based on current bid prices. If the market for a financial investment of the Group is not active, the Group establishes fair value by using quotations from independent third parties, such as brokers, or by using valuation techniques. The fair value of investments valued using a valuation technique at December 31, 2006 was £4,548 million (2005: £4,947 million). The valuation techniques include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments.

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

        The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's length transaction. This amount is determined using quotations from independent third parties or valued internally using standard market practices. In accordance with the Group's risk management framework, all internally generated valuations are subject to independent assessment against external counterparties' valuations.

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

Use of valuation techniques

Valuation techniques—UK

        Of the financial investments that are not quoted on active markets, assets with a fair value at December 31, 2006 of £3,959 million (2005: £3,729 million) were held by UK operations. £3,563 million (2005: £3,466 million) of this amount related to assets held by with-profits operations and £396 million (2005: £263 million) related to assets held by the shareholder-backed UK annuity subsidiary Prudential Retirement Income Limited (PRIL). The majority of these assets are private debt securities such as private placements, project finance, asset securitizations and local authority securities. The securities are mainly long-dated and not regularly traded and are valued internally using market standard practices. These practices mainly use matrix pricing, which is based on assessing credit quality of the underlying borrower to derive a suitable discount rate relative to government securities.

        In accordance with the Group's Risk Management Framework, all internally generated calculations are subject to independent assessment by the Group's Fair Value Committees which comprise members who are independent of the fund managers involved in the day-to-day trading in these assets.

        The total amount of the change in fair value estimation using valuation techniques, including valuation techniques based on assumptions not wholly supported by observable market prices or rates, recognized in the profit and loss account in 2006 was a loss of £63 million (2005: a gain of £82 million) for the with-profits fund investments. Changes in values of assets of the with-profits funds are reflected in policyholder liabilities and unallocated surplus. Due to the liability accounting treatment of unallocated surplus, changes in values of securities held by with-profits funds have no direct effect on the profit or loss or shareholders' equity.

        The total amount of the change in fair value estimation using valuation techniques, including those based on assumptions not wholly supported by observable market prices or rates, recognized in the profit and loss account in 2006 and which was attributable to shareholders, was a loss of £12 million (2005: a gain of £11 million) for the PRIL investments.

Valuation techniques—US

        The other financial investments which are not quoted on active markets were assets held by Jackson that had a fair value of £589 million (2005: £1,218 million).

        The US operations of Prudential had two groups of assets which were valued using valuation techniques—derivatives that are accounted for under IAS 39 on a fair value through profit and loss basis and securities held by the Piedmont trust entity, an 80 per cent Jackson held static trust formed as a result of a securitization of asset-backed securities in 2003 that are accounted for on an available-for-sale basis. As at December 31, 2006, the fair value of the derivative and Piedmont assets valued using valuation techniques was £184 million and £405 million, respectively (2005: £518 million and £700 million respectively).

        The majority of the factors entering into the valuation of the derivatives are readily observable in the market and, therefore, are not subject to interpretation in the model. The most significant non-observable factor is the level of implied volatility assumed in the valuation.

        Significant estimates and judgements are also employed in valuing certain asset-backed and mortgage-backed securities held by the Piedmont trust entity. These valuations may impact reported shareholder profit and loss amounts through the determination of impairment and recovery amounts. While management believes that the estimates and assumptions employed in developing the fair value estimates are reasonable and present management's best estimate of such values, a reasonable range of values exists with respect to most assumptions utilised in determining these values. As a result of the potentially significant variability in the estimates of the assumptions used in these models, the range of reasonable estimates of the fair value of these securities is significant.

        Management has obtained broker bids on these securities that represent the value at which the Group could sell the investments, if forced. These bids are not based on full knowledge and hence analysis of the investments, but represent the best estimate of the worst case decline in market value of these securities. The broker bids for these securities at December 31, 2006 totaled £372 million, a difference of £33 million (2005: £514 million, a difference of £186 million).

Interest income and expense

        The interest income on financial assets not at fair value through profit and loss for the year ended December 31, 2006 was £2,775 million (2005: £2,662 million).

        The interest expense on financial liabilities not at fair value through profit and loss for the year ended December 31, 2006 was £890 million (2005: £893 million).

G2:    Market risk

Interest rate risk

        The following table shows an analysis of the classes of financial assets and liabilities with direct exposure to interest rate risk. Each applicable class of the Group's financial assets or liabilities is analyzed between those exposed to fair value interest rate risk, cash flow interest rate risk and those with no direct interest rate risk exposure:

2006	Fair value interest rate risk	Cash flow interest rate risk	Not directly exposed to interest rate risk	Total
	£ million	£ million	£ million	£ million
Financial assets
Deposits	4,872	2,887	—	7,759
Debt securities	55,504	26,215	—	81,719
Loans and receivables	4,521	7,052	—	11,573
Other investments (including derivatives)	292	2,601	2,508	5,401

	65,189	38,755	2,508	106,452

Financial liabilities
Banking customer accounts	—	5,554	—	5,554
Core structural borrowings of shareholder-financed operations	3,063	—	—	3,063
Operational borrowings attributable to shareholder-financed operations	2,282	3,320	7	5,609
Borrowings attributable to with-profits funds	1,486	219	71	1,776
Obligations under funding, securities lending and sale and repurchase agreements	851	3,381	—	4,232
Investment contracts without discretionary participation features	1,562	—	11,480	13,042
Other liabilities (including derivatives)	393	379	880	1,652

	9,637	12,853	12,438	34,928

2005	Fair value interest rate risk	Cash flow interest rate risk	Not directly exposed to interest rate risk	Total
	£ million	£ million	£ million	£ million
Financial assets
Deposits	4,531	3,096	—	7,627
Debt securities	74,806	7,665	—	82,471
Loans and receivables	4,269	8,976	—	13,245
Other investments (including derivatives)	345	1,553	1,981	3,879

	83,951	21,290	1,981	107,222

Financial liabilities
Banking customer accounts	—	5,830	—	5,830
Core structural borrowings of shareholder-financed operations	3,190	—	—	3,190
Operational borrowings attributable to shareholder-financed operations	1,638	4,780	14	6,432
Borrowings attributable to with-profits funds	916	883	99	1,898
Obligations under funding, securities lending and sale and repurchase agreements	703	3,826	—	4,529
Investment contracts without discretionary participation features	723	779	10,524	12,026
Other liabilities (including derivatives)	276	380	1,114	1,770

	7,446	16,478	11,751	35,675

        The following table sets out the Group's commitments to lend funds at a fixed rate:

	2006		2005
	Amount	Weighted average interest rate %	Amount	Weighted average interest rate %
	£ million		£ million
Term to maturity:
Less than 1 year	—	—	16	11.9
1 to 5 years	2	8.9	58	5.4
5 to 10 years	55	6.9	52	7.4
10 to 15 years	19	6.7	27	7.4
15 to 20 years	—	—	9	5.3
Over 20 years	7	6.5	5	5.6

	83		167

        Of the above commitments £39 million (2005: £104 million) relates to US operations, £9 million (2005: £32 million) relates to the banking operations, £16 million (2005: £31 million) relates to Asian operations and £19 million (2005: £nil) relates to the UK operations.

        The table below details the effective interest rates for applicable classes of financial assets and liabilities not held at fair value through profit and loss, notably financial assets designated as available-for-sale, loans and receivables and liabilities held at amortized cost:

	2006		2005
	Balance of financial instruments not at fair value through profit and loss	Range of effective interest rates applicable at Dec 31, 2006%	Balance of financial instruments not at fair value through profit and loss	Range of effective interest rates applicable as at Dec 31, 2005%
	£ million		£ million
Assets
Deposits	7,759	2.4 – 5.4	7,627	1.6 – 5.4
Debt securities	21,907	5.2 – 17.8	25,657	4.0 – 8.0
Loans and receivables:
Mortgage loans	4,421	3.7 – 10.7	4,928	2.3 – 7.6
Policy loans	819	3.0 – 8.8	865	3.0 – 9.0
Other loans	6,333	6.7 – 11.0	7,452	4.5 – 10.5

	41,239		46,529

Liabilities
Banking customer accounts (note E2)	5,554	0.9 – 5.5	5,830	1.6 – 5.0
Core structural borrowings of shareholder-financed operations (note H13)	3,063	5.5 – 9.4	3,191	5.5 – 9.4
Operational borrowings attributable to shareholder-financed operations (note H13)	5,609	5.9 – 8.2	6,432	2.2 – 6.5
Borrowings attributable to with-profits funds	1,223	3.0 – 7.6	1,339	6.0 – 10.0
Obligations under funding, stocklending and sale and repurchase agreements	4,232	2.6 – 6.2	4,529	2.4 – 8.0
Investment contracts without discretionary participation features	1,562	2.0 – 8.2	1,502	2.0 – 8.2
Other liabilities (including derivatives)	989	0.0 – 0.0	918	0.0 – 0.0

	22,232		23,741

        For further information on effective interest rates specific to the banking operations, please refer to note E6.

        In relation to interest rate exposure, the following table sets out the earlier of contractual maturities and repricing dates for applicable classes of financial instruments, excluding investment contracts without discretionary participation features:

2006	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total carrying value
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Financial assets
Deposits	7,656	33	19	—	—	51	—	7,759
Debt securities	3,395	14,712	19,227	10,121	8,395	25,333	536	81,719
Loans and receivables	2,905	2,803	3,168	743	716	350	888	11,573
Other investments (including derivatives)	2,615	209	129	106	5	237	2,100	5,401

	16,571	17,757	22,543	10,970	9,116	25,971	3,524	106,452

Financial liabilities
Banking customer accounts (note E2)	5,498	56	—	—	—	—	—	5,554
Core structural borrowings of shareholder-financed operations (note H13)	150	248	250	536	313	803	763	3,063
Operational borrowings attributable to shareholder-financed operations (note H13)	3,135	1,793	521	—	—	160	—	5,609
Borrowings attributable to with-profits funds (note H13)	33	331	541	—	19	57	795	1,776
Obligations under funding, stocklending and sale and repurchase agreements	4,232	—	—	—	—	—	—	4,232
Other liabilities (including derivatives)	1,033	301	19	39	7	125	128	1,652

	14,081	2,729	1,331	575	339	1,145	1,686	21,886

2005	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total carrying value
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Financial assets
Deposits	7,029	38	20	—	—	52	488	7,627
Debt securities	3,475	11,857	23,162	8,594	9,610	24,754	1,019	82,471
Loans and receivables	3,495	4,275	1,875	1,199	1,393	172	836	13,245
Other investments (including derivatives)	1,893	189	83	29	17	208	1,460	3,879

	15,892	16,359	25,140	9,822	11,020	25,186	3,803	107,222

Financial liabilities
Banking customer accounts (note E2)	5,790	40	—	—	—	—	—	5,830
Core structural borrowings of shareholder-financed operations (note H13)	—	399	249	—	857	820	865	3,190
Operational borrowings attributable to shareholder-financed operations (note H13)	2,440	3,040	—	139	—	813	—	6,432
Borrowings attributable to with-profits funds (note H13)	39	309	775	—	—	81	694	1,898
Obligations under funding, stocklending and sale and repurchase agreements	4,529	—	—	—	—	—	—	4,529
Other liabilities (including derivatives)	1,096	256	71	30	68	130	119	1,770

	13,894	4,044	1,095	169	925	1,844	1,678	23,649

        Durations of long-term business contracts, including investment contracts, are included in section D.

Currency risk

        As at December 31, 2006, the Group held 16 per cent (2005: 18 per cent) and 15 per cent (2005: 21 per cent) of its financial assets and financial liabilities respectively, in currencies, mainly US dollar and Euro, other than the functional currency of the relevant business unit.

        The financial assets, of which 90 per cent (2005: 86 per cent) are held by the PAC with-profits fund, allow the PAC with-profits fund to obtain exposure to foreign equity markets.

        The financial liabilities, of which 14 per cent (2005: 22 per cent) are held by the PAC with-profits fund, mainly relate to foreign currency borrowings.

        The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts (note G3 below).

        The amount of exchange gains recognized in the income statement in 2006, except for those arising on financial instruments measured at fair value through profit and loss, is £73 million (2005: £152 million). This constitutes £107 million (2005: £134 million) gains on Medium-Term Notes (MTN) liabilities and £34 million of net losses (2005: £18 million net gains), mainly arising on investments of the PAC with-profits fund. The gains on MTN liabilities are fully offset by value movements on cross-currency swaps, which are measured at fair value through profit and loss.

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

        All over-the-counter derivative transactions are conducted under standardised ISDA (International Swaps and Derivatives Association Inc) master agreements and the Group has collateral agreements between the individual group entities and relevant counterparties in place under each of these market master agreements.

        The total fair value balances of derivative assets and liabilities as at December 31, 2006 were as follows:

2006	UK insurance operations	US	Banking operations	Other operations	Total
	£ million	£ million	£ million	£ million	£ million
Derivative assets	476	254	78	90	898
Derivative liabilities	(268)	(92)	(154)	(149)	(663)

	208	162	(76)	(59)	235

2005	UK insurance operations	US	Banking operations	Other operations	Total
	£ million	£ million	£ million	£ million	£ million
Derivative assets	338	166	50	86	640
Derivative liabilities	(403)	(208)	(77)	(163)	(851)

	(65)	(42)	(27)	(77)	(211)

        The above derivative assets and derivative liabilities are included in 'other investments' and 'other liabilities' in the primary statements.

        The notional amount of the derivatives, distinguishing between UK insurance, US, banking and other operations was as follows:

	UK insurance operations		US		Banking operations
	Notional amount on which future payments are based		Notional amount on which future payments are based		Notional amount on which future payments are based
As at December 31, 2006
	Asset	Liability	Asset	Liability	Asset	Liability
	£ million	£ million	£ million	£ million	£ million	£ million
Cross-currency swaps*	579	499	537	26	348	360
Equity index call options	—	—	583	12	—	—
Swaptions	1,125	—	13,540	11,751	—	—
Futures	2,306	2,463	—	274	—	—
Forwards*	12,614	12,465	—	—	383	376
Inflation swaps	1,109	1,109	—	—	—	—
Credit default swaps	—	—	—	—	1,787	—
Single stock options	—	6	—	—	—	—
Credit derivatives	—	—	—	18	—	—
Put options	—	—	2,708	—	—	—
FTSE swap	—	—	—	—	49	49
Total return swaps	895	833	230	65	—	—
Interest rate swaps	2,976	3,388	2,407	1,988	3,117	3,117

	UK insurance operations		US		Banking operations
	Notional amount on which future payments are based		Notional amount on which future payments are based		Notional amount on which future payments are based
As at December 31, 2005
	Asset	Liability	Asset	Liability	Asset	Liability
	£ million	£ million	£ million	£ million	£ million	£ million
Cross-currency swaps*	800	774	552	392	941	952
Equity index call options	—	—	796	13	—	—
Swaptions	1,125	—	9,320	14,562	—	—
Futures	1,621	1,239	9	—	—	—
Forwards*	10,711	10,878	—	—	743	744
Inflation swaps	1,070	1,070	—	—	—	—
Credit default swaps	—	—	—	—	2,256	—
Single stock options	83	18	—	—	—	—
Put options	—	—	1,427	—	—	—
FTSE swap	—	—	—	—	49	49
Total return swaps	479	479	612	120	—	—
Interest rate swaps	2,790	3,302	2,367	4,250	2,855	2,855

*
In addition, the other operations, including the Group Treasury function and the Asian operations, have cross-currency swap assets and liabilities with notional amounts of £754 million (2005: £2,761 million) and £1,743 million (2005: £2,692 million) respectively, forward currency contracts assets and liabilities with notional amounts of £443 million (2005: £501 million) and £63 million (2005: £167 million) respectively, interest rate swaps of £1,856 million (2005: £1,310 million) and £1,856 million (2005: £1,310 million) respectively and inflation swap liabilities with notional amounts of £150 million (2005: £nil).

        These derivatives are used for efficient portfolio management to obtain cost effective and efficient exposure to various markets in accordance with the Group's investment strategies and to manage exposure to interest rate, currency, credit and other business risks. See also note D3 for use of derivatives by the Group's US operations.

        The Group uses various interest rate derivative instruments such as interest rate swaps to reduce exposure to interest rate volatility.

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

        Some of the Group's products, especially those sold in the US, have certain guarantee features linked to equity indexes. A mismatch between product liabilities and the performance of the underlying assets backing them, exposes the Group to equity index risk. In order to mitigate this risk, the relevant business units purchase swaptions, equity options and futures to match asset performance with liabilities under equity-indexed products.

        The US operations and some of the UK operations hold large amounts of interest-rate sensitive investments that contain credit risks on which a certain level of defaults is expected. These entities have purchased some swaptions in order to manage the default risk on certain underlying assets and hence reduce the amount of regulatory capital held to support the assets.

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

Hedging

        The Group has formally assessed and documented the effectiveness of the following hedges:

Fair value hedges

        The Group has a US$1 billion fair value hedge in place which hedges the interest exposure on the US$1 billion, 6.5 per cent perpetual subordinated capital securities. During 2006, the Group entered into a transaction to extend the term of the interest rate swap in this hedging relationship from 30 years to 50 years. In addition, the Group entered into a US$300 million fair value hedge in June 2006 to hedge the interest exposure on its US$300 million, 6.5 per cent perpetual subordinated capital securities.

        Jackson has had a collar fair value hedge in place since March 1, 2005. This common stock equity collar transaction was entered into to protect the Company's unrealized gain of US$5.9 million on an equity investment. The hedge expires in March 2008.

Cash flow hedges

        Egg has cash flow hedged certain balance sheet items which are subject to interest rate risk using interest rate and cross currency interest rate swaps, with the effective part of any gain or loss on the swaps recognized directly in equity. As at December 31, 2006, the notional amount of this cash flow hedge was £1,711 million (2005: £2,296 million). The cash flows are periodically updated based on the underlying banking portfolios. The net movement on ineffective positions of cash flow hedges recognized in the income statement in 2006 was a loss of £nil (2005: £0.2 million)

Net investment hedges

        In November 2005, the Group's US$500 million net investment hedge relating to the currency exposure of the US operations matured.

        In December 2005, the Group entered into a series of three-month period forward currency transactions which together form a US$2 billion net investment hedge of the currency exposure of the net investments in the US operations. The forward currency contracts were renewed throughout 2006. The forward currency contracts in place at December 31, 2006 expire in March 2007.

        The Group has designated perpetual subordinated capital securities totaling US$1.55 billion as a net investment hedge to hedge the currency risks related to the net investment in Jackson. The carrying value of the subordinated capital securities was £763 million (2005: £865 million) as at December 31, 2006. The foreign exchange gain of £110 million (2005: loss of £78 million) on translation of the borrowings to pounds sterling at the balance sheet date is recognized in the translation reserve in shareholders' equity.

        The net investment hedges were 100 per cent effective.

G4:    Derecognition, securitization and collateral

Securities lending and reverse repurchase agreements

        The Group has entered into securities lending (including repurchase agreements) whereby blocks of securities are loaned to third parties, primarily major brokerage firms. The agreements require that amounts between 102 per cent and 105 per cent of the fair value of the loaned securities be held as collateral, depending on the quality of the collateral, calculated on a daily basis. The loaned securities are not removed from the Group's consolidated balance sheet, rather they are retained within the appropriate investment classification. Collateral typically consists of cash, debt securities, equity securities and letters of credit. At December 31, 2006, the Group had lent £11,418 million (2005: £10,594 million) (of which £7,592 million (2005: £8,250 million) was lent by the PAC with-profits fund) of securities and held collateral under such agreements of £11,814 million (2005: £11,112 million) (of which £7,934 million (2005: £8,657 million) was held by the PAC with-profits fund).

        At December 31, 2006, the Group had entered into reverse repurchase transactions under which it purchased securities and had taken on the obligation to resell the securities for the purchase price of £1,435 million (2005: £1,214 million), together with accrued interest.

Collateral and pledges under derivative transactions

        At December 31, 2006, the Group had pledged £263 million (2005: £403 million) for liabilities and held collateral of £212 million (2005: £193 million) in respect of over-the-counter derivative transactions.

Securitization

        During 2006, Egg transferred additional UK credit card receivables to its trust vehicle, Arch (Term) Limited, created in 2002 for the purpose of asset-backed securitization, bringing the outstanding balance of assets in this vehicle to £2.8 billion (2005: £2.8 billion). The noteholders in securitizations from this vehicle have a proportional interest in each account balance in the trust. As at December 31, 2006, the value of this interest was £2.3 billion (2005: £2.3 billion). This securitization does not qualify for derecognition under IAS 39 and the total portfolio is, therefore, included in loans and receivables. The funding giving rise to the note-holders interest is included within operational borrowings attributable to shareholder-financed operations.

G5:    Impairment of financial assets

        In accordance with the Group's accounting policy set out in note A4, impairment reviews were performed for available-for-sale securities and loans and receivables. In addition, impairment reviews were undertaken for the reinsurers' share of policyholder liability provisions.

        During the year ended December 31, 2006, impairment losses of £416 million (2005: £278 million) were recognized. These were mainly for loans and advances to customers in Egg and available-for-sale securities held by Jackson.

        Impairment losses recognized on available-for-sale securities amounted to £24 million (2005: £24 million). Of this amount, 76 per cent (2005: 28 per cent) has been recorded on structured asset-backed securities, primarily due to reduced cash flow expectations on such securities that are collateralized by diversified pools of primarily below investment grade securities. 22 per cent (2005: 53 per cent) of the losses related to the impairment of fixed maturity securities of two (2005: five) individual corporate issuers, reflecting deteriorating business outlook of the companies concerned.

        The impairment losses have been recorded in 'acquisition costs and other operating expenditure' in the income statement.

        In 2006, the Group realized gross losses on sales of available-for-sale securities of £58 million (2005: £29 million). 30 per cent (2005: 38 per cent) of these losses related to the disposal of fixed maturity securities of six (2005: five) individual issuers, which were disposed of to rebalance the portfolio in the US operations.

        The effect of those reasonably likely changes in the key assumptions underlying the estimates that underpin the assessment of whether impairment has taken place depends on the factors described in note A3. A key indicator of whether such impairment may arise in future, and the potential amounts at risk, is the profile of gross unrealized losses for fixed maturity and equity securities accounted for on an available-for-sale basis by reference to the time periods by which the securities have been held continuously in an unrealized loss position and by reference to the maturity date of the securities concerned.

        For 2006, the difference between the carrying value and book cost of equity securities in gross unrealized loss position was £(1) million (2005: £(1) million). The following table shows the amounts of gross unrealized losses for fixed maturity securities classified as available-for-sale under IFRS in an unrealized loss position for the time periods indicated as at December 31, 2006and December 31, 2005.

2006	Not rated	Non- investment grade	Investment grade	Total
	£ million	£ million	£ million	£ million
Less than 6 months	(1)	(1)	(14)	(16)
6 months to 1 year	(3)	(1)	(10)	(14)
1 year to 2 years	(24)	(10)	(135)	(169)
2 years to 3 years	(5)	0	(9)	(14)
3 years to 4 years	(5)	0	(35)	(40)
4 years to 5 years	0	0	0	0
5 years to 6 years	(2)	(1)	0	(3)

	(40)	(13)	(203)	(256)

2005	Not rated	Non- investment grade	Investment grade	Total
	£ million	£ million	£ million	£ million
Less than 6 months	(17)	(10)	(99)	(126)
6 months to 1 year	(8)	(9)	(40)	(57)
1 year to 2 years	(8)	(5)	(15)	(28)
2 years to 3 years	(6)	0	(42)	(48)
3 years to 4 years	0	0	0	0
4 years to 5 years	(3)	(1)	0	(4)
5 years to 6 years	0	0	0	0

	(42)	(25)	(196)	(263)

        The following table shows the amount of gross unrealized losses for fixed maturity securities classified as available-for-sale under IFRS in an unrealized loss position by maturity date of the securities as at December 31, 2006 and 2005.

	2006	2005
	£ million	£ million
Less than 1 year	(1)	0
1 to 5 years	(29)	(23)
5 to 10 years	(113)	(126)
More than 10 years	(51)	(41)
Mortgage-backed securities and other debt securities	(62)	(73)

Total	(256)	(263)

H:    Other information on balance sheet items

H1:    Intangible assets attributable to shareholders

(a) Goodwill

	2006	2005
	£ million	£ million
Cost
At January 1	1,461	1,466
Disposals (including, for 2005, goodwill of held for sale venture investment subsidiaries — see note H9)	—	(5)

At December 31	1,461	1,461

Aggregate impairment
At January 1	(120)	(5)
Impairment losses in the year recognized in the profit and loss	—	(120)
Write-offs related to disposals and discontinued operations	—	5

At December 31	(120)	(120)

Net book amount at December 31	1,341	1,341

        During 2005, the acquired goodwill of the Japanese life company was tested for impairment and a charge of £120 million was separately disclosed in the consolidated income statement. The charge reflects the slower than expected development of the Japanese life business.

Impairment testing

        Goodwill does not generate cash flows independently of other groups of assets and thus is assigned to cash generating units (CGUs) for the purposes of impairment testing. These CGUs are based upon how management monitors the business and represent the lowest level to which goodwill can be allocated on a reasonable basis. An allocation to CGUs of the Group's goodwill attributable to shareholders is shown below:

	2006	2005
	£ million	£ million
M&G	1,153	1,153
Other	188	188

	1,341	1,341

        'Other' represents goodwill amounts allocated across CGUs in Asia and US operations. These goodwill amounts are not individually material.

Assessment of whether goodwill may be impaired

        With the exception of M&G, the goodwill attributable to shareholders in the balance sheet relates to acquired life businesses. The Company routinely compares the aggregate of net asset value and acquired goodwill on an IFRS basis of acquired life business with the value of the business as determined using the EEV methodology, as described in note D1. Any excess of IFRS over EEV carrying value is then compared with EEV basis value of current and projected future new business to determine whether there is any indication that the goodwill in the IFRS balance sheet may be impaired.

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

  (ii)
  The risk discount rate. Differing discount rates have been applied in accordance with the nature of the individual component businesses. For retail and institutional business a risk discount rate of 12 per cent has been applied. This represents the average implied discount rate for comparable UK listed asset managers calculated by reference to risk-free rates, equity risk premiums of five per cent and an average 'beta' factor for relative market risk of comparable UK listed asset managers. A similarly granular approach has been applied for the other component businesses of M&G.

  (iii)
  That asset management contracts continue on similar terms.

        Management believes that any reasonable change in the key assumptions would not cause the carrying amount of M&G to exceed its recoverable amount.

Japanese life company

        As noted above, the entire goodwill relating to the Japanese life operation of £120 million was deemed to be impaired in 2005 following impairment testing carried out. This testing was based on a recoverable amount for the Japanese company that was determined by calculating its value in use based on net present value cash flow projections. Such projections reflected existing business over the expected duration of the contracts and expected new business. A risk discount rate of five per cent was applied to the projected cash flows. On the basis of the results of this exercise, all goodwill held in relation to the Japanese business was written off in 2005.

(b) Deferred acquisition costs and acquired in-force value of long-term business contracts attributable to shareholders

        The recoverable amount for the ventures entities controlled by the Group through PPM Capital has been determined on a portfolio CGU basis by aggregating fair values calculated for each entity less costs to sell these entities.

        Other intangible assets in the Group consolidated balance sheet attributable to shareholders consist of:

	2006	2005
	£ million	£ million
Deferred acquisition costs (DAC) related to insurance contracts as classified under IFRS 4	2,315	2,200
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	110	104

	2,425	2,304

Present value of acquired in-force policies for insurance contracts as classified under IFRS 4	66	92
Present value of future profits of acquired investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	6	9

	72	101

Total of deferred acquisition costs and acquired in-force value of long-term business contracts	2,497	2,405

Deferred acquisition costs related to insurance contracts attributable to shareholders

        The movement in deferred acquisition costs relating to insurance contracts attributable to shareholders is as follows:

£ million
Deferred acquisition costs at January 1, 2005	1,620
Additions	495
Amortization	(388)
Impairment	(21)
Exchange differences	173
Change in shadow DAC	321

Deferred acquisition costs at December 31, 2005	2,200

Deferred acquisition costs at January 1, 2006	2,200
Additions	623
Amortization	(299)
Exchange differences	(290)
Change in shadow DAC	81

Deferred acquisition costs at December 31, 2006	2,315

        In 2005, deferred acquisition costs of £21 million relating to the Taiwanese life assurance operation were impaired. See note D4(f) for further details.

Deferred acquisition costs related to investment management contracts attributable to shareholders

        Incremental costs associated with the origination of investment management contracts written by the Group's insurance and fund management businesses are capitalised and amortized as the related revenue is recognized. Deferred acquisition costs related to investment management contracts are all internally generated.

        Amortization of this intangible asset is included in the 'acquisition costs and other operating expenditure' line in the income statement.

£ million
At January 1, 2005
Gross amount	80
Accumulated amortization	(5)

Net book amount	75

Year ended December 31, 2005
Opening net book amount	75
Additions (through internal development)	45
Amortization	(9)
Other charges	(7)

At December 31, 2005	104

At January 1, 2006
Gross amount	118
Accumulated amortization	(14)

Net book amount	104

Year ended December 31, 2006
Opening net book amount	104
Additions (through internal development)	36
Amortization	(6)
Other charges	(24)

Closing net book amount	110

At December 31, 2006
Gross amount	130
Accumulated amortization	(20)

Net book amount	110

Present value of acquired in-force business of long-term business contracts attributable to shareholders

        Prior to the adoption of IFRS 4, the present value of acquired in-force business (PVAIF) was accounted for under UK GAAP. On January 1, 2005, following the adoption of IFRS 4, PVAIF relating to investment contracts without discretionary participation features, which was previously included within long-term business, is removed and replaced by an asset representing the present value of the future profits of the investment management component of these contracts, where applicable. These contracts are accounted for under the provisions of IAS 18. The remainder of the PVAIF balance relates to insurance contracts and is accounted for under UK GAAP as permitted by IFRS 4.

        The amortization charge is included in "acquisition costs and other operating expenditure' in the income statement.

        The present value of future profits of acquired investment management contracts relates to unit-linked contracts acquired as part of the M&G acquisition in 1999.

        Amortization is charged to the "acquisition costs and other operating expenditure' line in the income statement over the period of provision of investment management services as those profits emerge.

	Insurance contracts	Investment management
	£ million	£ million
At January 1, 2005
Cost	217	12
Accumulated amortization	(113)	0

Net book amount	104	12

Year ended December 31, 2005
Opening net book amount	104	12
Exchange differences	9	0
Amortization charge	(21)	(3)

At December 31, 2005	92	9

At January 1, 2006
Cost	233	12
Accumulated amortization	(141)	(3)

Net book amount	92	9

Year ended December 31, 2006
Opening net book amount	92	9
Exchange differences	(4)	0
Amortization charge	(22)	(3)

Closing net book amount	66	6

At December 31, 2006
Cost	220	12
Accumulated amortization	(154)	(6)

Net book amount	66	6

H2:    Intangible assets attributable to the PAC with-profits fund

(a)    Goodwill and other acquired intangible assets in respect of acquired venture fund investment subsidiaries

	Goodwill	Other acquired intangible assets	Total
	£ million	£ million	£ million
Carrying value at January 1, 2006	419	260	679
Additions	336	139	475
Amortization charge	—	(41)	(41)
Disposals (including held for sale subsidiaries)	(168)	(115)	(283)

At December 31, 2006	587	243	830

        In the 2005 financial statements the following details were included:

  •
  at January 1, 2005, goodwill in respect of acquired venture fund investment subsidiaries was £784 million;

  •
  during 2005, acquisitions amounted to £151 million and disposals (including held for sale subsidiaries) amounted to £328 million; and

  •
  at December 31, 2005, the goodwill and other acquired intangible assets in respect of PAC with-profits fund were £607 million and £nil respectively.

        In 2006, certain reclassifications were made to goodwill and other acquired intangible assets as explained in note I11. This resulted in the altered opening balances for goodwill and other acquired intangible assets as shown in the table above.

        All goodwill figures shown above reflect the cost. These have no impairment losses or other write-offs.

        All goodwill additions relate to the UK and the long-term business segments. Additional details on the acquisitions are provided in note I6.

        The recoverable amount for the venture fund investment subsidiaries controlled by the Group through PPM Capital has been determined on a portfolio CGU basis by aggregating fair values calculated for each entity less costs to sell these entities.

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

Capital. The marketability discount ranges from 10 per cent to 30 per cent, depending on PPM Capital's level of control over a realization process.

        Management believes that any reasonable change in the key assumptions would not give rise to an impairment charge.

(b)    Deferred acquisition costs

	2006	2005
	£ million	£ million
At January 1	35	33
Additions	2	6
Amortization	(6)	(4)

At December 31	31	35

        These costs relate to non-participating business written by the PAC with-profits sub-fund. No deferred acquisition costs are established for the participating business.

H3:    Reinsurers' share of policyholder liabilities

	2006	2005
	£ million	£ million
Insurance contract liabilities	878	1,203
Claims outstanding	67	75

	945	1,278

        The movement on reinsurers' share of insurance contract liabilities is as follows:

	2006	2005
	£ million	£ million
At January 1	1,203	919
Amount included in income statement	(265)	242
Foreign exchange translation differences	(60)	42

At December 31	878	1,203

H4:    Tax assets and liabilities

Assets

        Of the £404 million (2005: £231 million) current tax recoverable, the majority is expected to be recovered in one year or less.

Deferred tax asset

	2006	2005
	£ million	£ million
Unrealized losses on investments	83	84
Balances relating to investment and insurance contracts	439	317
Short-term timing differences	472	258
Capital allowances	18	91
Unused deferred tax losses	—	5

	1,012	755

        Deferred tax assets are recognized to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted. The UK taxation regime applies separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets. Accordingly, for the 2006 results and balance sheet position at December 31, 2006, the possible tax benefit of approximately £333 million (2005: £333 million), which may arise from capital losses valued at approximately £1.7 billion (2005: £1.7 billion), is sufficiently uncertain that it has not been recognized. In addition, a potential deferred tax asset of £71 million (2005: £67 million), which may arise from trading losses of approximately £245 million (2005: £237 million), is sufficiently uncertain that it has not been recognized.

Liabilities

        Of the £1,303 million (2005: £962 million) current tax liability, it is not practicable to estimate how much is expected to be settled in one year or less due to the uncertainty over when outstanding issues will be agreed with HM Revenue and Customs.

Deferred tax liability

	2006	2005
	£ million	£ million
Unrealized gains on investments	2,346	1,907
Balances relating to investment and insurance contracts	613	554
Short-term timing differences	916	536
Capital allowances	7	80

	3,882	3,077

        Unprovided deferred income tax liabilities on temporary differences associated with investment in subsidiaries, associates and interests in joint ventures are considered to be insignificant due to the availability of various UK tax exemptions and reliefs.

Discounting

        Deferred tax asset and liability balances have not been discounted.

H5:    Accrued investment income and other debtors

	2006	2005
	£ million	£ million
Accrued investment income
Interest receivable	1,331	1,235
Other	569	556

	1,900	1,791

Other debtors
Premiums receivable:
From policyholders	200	230
From intermediaries	12	10
From reinsurers	22	21
Other	818	1,044

	1,052	1,305

Total	2,952	3,096

        Of the £2,952 million (2005: £3,096 million) of accrued investment income and other debtors, £800 million (2005: £992 million) is expected to be settled after one year or more.

H6:    Property, plant and equipment

        Property, plant and equipment comprise Group occupied properties, development property and tangible assets. A reconciliation of the carrying amount of these items from the beginning of the year to the end of the year is as follows:

	Group occupied property	Development property	Tangible assets	Total
	£ million	£ million	£ million	£ million
At January 1, 2005
Cost	340	135	1,094	1,569
Accumulated depreciation	(35)	—	(567)	(602)

Net book amount	305	135	527	967

Year ended December 31, 2005
Opening net book amount	305	135	527	967
Exchange differences	5	—	6	11
Depreciation charge	(6)	—	(110)	(116)
Additions	5	27	128	160
Arising on acquisition of subsidiaries	38	—	44	82
Disposals	(105)	—	(102)	(207)
Reclassification from held for investment	—	13	—	13

Closing net book amount	242	175	493	910

At January 1, 2006
Cost	279	175	1,082	1,536
Accumulated depreciation	(37)	—	(589)	(626)

Net book amount	242	175	493	910

Year ended December 31, 2006
Opening net book amount	242	175	493	910
Exchange differences	(8)	—	(8)	(16)
Depreciation charge	(6)	—	(139)	(145)
Additions	4	36	134	174
Arising on acquisition of subsidiaries	—	—	40	40
Disposals	(25)	—	(73)	(98)
Reclassification from held for investment	—	268	—	268

Closing net book amount	207	479	447	1,133

At December 31, 2006
Cost	241	479	1,127	1,847
Accumulated depreciation	(34)	—	(680)	(714)

Net book amount	207	479	447	1,133

        Of the above net book amounts, £102 million (2005: £125 million) of Group occupied property and £261 million (2005: £269 million) of tangible assets are attributable to consolidated venture investment subsidiaries of the PAC with-profits fund at December 31, 2006. All additions arising on acquisition of subsidiaries relate to acquisitions of venture investment subsidiaries of the PAC with-profits fund.

Capital expenditure: property, plant and equipment by primary segment

	2006	2005
	£ million	£ million
Long-term business	153	124
Banking	12	28
Broker-dealer and fund management	6	6
Unallocated corporate	3	2

	174	160

Capital expenditure: property, plant and equipment by secondary segment

	2006	2005
	£ million	£ million
UK	134	117
US	15	14
Asia	25	29

	174	160

H7:    Investment properties

        Investment properties principally relate to the PAC with-profits fund and are carried at fair value. A reconciliation of the carrying amount of investment properties at the beginning and end of the year is set out below:

	2006	2005
	£ million	£ million
At January 1	13,180	13,303
Additions:
Resulting from acquisitions	1,185	844
Resulting from expenditure capitalised	51	56
Resulting from acquisitions through business combinations	2	22
Disposals	(398)	(1,224)
Net gains from fair value adjustments	813	720
Net foreign exchange differences	(42)	24
Transfers to held for sale assets	(32)	(552)
Transfers to development properties	(268)	(13)

At December 31	14,491	13,180

        The income statement includes the following items in respect of investment properties:

	2006	2005
	£ million	£ million
Rental income from investment properties	744	765
Direct operating expenses (including repairs and maintenance expenses) arising from investment properties:
That generated rental income during the year	118	133
That did not generate rental income during the year	8	7

Total direct operating expenses	126	140

        Investment properties of £4,990 million (2005: £4,463 million) are held under finance leases. A reconciliation between the total of future minimum lease payments at the balance sheet date, and their present value is shown below:

	2006	2005
	£ million	£ million
Future minimum lease payments at December 31	400	564
Future finance charges on finance leases	(325)	(450)

Present value of minimum lease payments	75	114

Future minimum lease payments are due as follows:
Less than 1 year	4	12
1 to 5 years	15	23
Over 5 years	381	529

	400	564

The present values of these minimum lease payments are:
Less than 1 year	3	11
1 to 5 years	15	22
Over 5 years	57	81

	75	114

        Contingent rent is that portion of the lease payments that is not fixed in amount but is based on the future value of a factor that changes other than with the passage of time. Contingent rent recognized as an expense in 2006 amounted to £11 million (2005: £21 million). Contingent rents recognized as income in the year amounted to £33 million (2005: £46 million).

        The Group's policy is to rent investment properties to tenants through operating leases. Minimum future rentals to be received on non-cancellable operating leases are receivable in the following periods:

	2006	2005
	£ million	£ million
Less than 1 year	658	702
1 to 5 years	2,382	2,535
Over 5 years	6,135	7,005

	9,175	10,242

        The total minimum future rentals to be received on non-cancellable sub-leases for land and buildings for the year ended December 31, 2006 are £2,651 million (2005: £4,006 million).

H8:    Investments in associates and joint ventures

Investments in associates

        The Group had three associates at December 31, 2006 (2005: one, 2004: one) that are accounted for using the equity method. The Group acquired two new associates in 2006, a 30 per cent interest in Apollo Education and Training Organization Vietnam and a 25 per cent interest in OYO Developments Limited, which are included in the summarised financial information below. IfOnline Group Limited (IfOnline), a company whose principal activity is mortgage intermediation, was held by the Group in both 2006 and 2005.

        The Group also has investments in associates which meet the IAS 28 criteria for measurement at fair value through profit and loss in accordance with IAS 39.

Associates accounted for using the equity method

        During the year, IfOnline issued further shares to its shareholders which diluted the Group's holding to 28.8 per cent (2005: 38.6 per cent) of the total issued share capital. Total share capital comprises 29.9 per cent of the ordinary share capital, 96.0 per cent of the preference share capital, a £1 Founder share capital and £1 AN share capital. IfOnline is not a listed investment. Equity accounting is applied based on its reporting period of the year to 30 November and is adjusted for material changes up to December 31. Accordingly, the information is deemed to cover the same period as that of the Group.

        In September 2004, the Company sold its 25 per cent share of Hazel Carr for £5 million. The profit on sale before tax of £2 million is included in investment income in the 2004 consolidated profit and loss account.

        A summary of the movements in investments in associates accounted for using the equity method in 2006 and 2005 is set out below:

	Share of capital	Share of reserves	Share of net assets	Goodwill	Total carrying value
	£ million	£ million	£ million	£ million	£ million
Balance at January 1, 2004	6	(7)	(1)	10	9
Share of loss for the year after tax	—	(1)	(1)	—	(1)
Disposal of Hazel Carr	(2)	2	—	(3)	(3)

Balance at December 31,2004	4	(6)	(2)	7	5
Share of profit for the year after tax	—	0	0	—	0

Balance at December 31, 2005	4	(6)	(2)	7	5
Acquisitions	0	0	0	0	0
Share of profit for the year after tax	—	1	1	—	1

Balance at December 31, 2006	4	(5)	(1)	7	6

        There have been no changes recognized directly in the equity of associates that would also be recognized directly in equity by the Group.

        The Group's share of the assets, liabilities, revenues and profit and loss of associates accounted for using the equity method at December 31, 2006 and 2005 is as follows:

	2006	2005
	£ million	£ million
Financial position
Total assets (excluding goodwill)	4	1
Total liabilities	(5)	(3)

Net assets	(1)	(2)

	2006	2005	2004
	£ million	£ million	£ million
Results of operations
Revenue	3	2	1
Profit in the year	1	0	(1)

Associates carried at fair value through profit and loss

        The Group's associates that are carried at fair value through profit and loss comprise investments in OEICs, unit trusts, funds holding collateralized debt obligations, property unit trusts, and venture capital investments of the PAC with-profits fund managed by PPM Capital, where the Group has significant influence. These investments are incorporated both in the UK and overseas, and some have year ends which are non-coterminous with that of the Group. In these instances, the investments are recorded at fair value at December 31, 2006 based on valuations or pricing information at that specific date. The aggregate fair value of associates carried at fair value through profit and loss where there are published price quotations is approximately £2 billion (2005: £2 billion) at December 31, 2006.

        The aggregate assets of these associates are approximately £7 billion (2005: £9 billion). Aggregate liabilities, excluding liabilities to unit holders and shareholders for unit trusts and OEICs, are approximately £3 billion (2005: £3 billion). Fund revenues, with revenue arising in unit trusts and OEICs deemed to constitute the investment return for these vehicles, were approximately £0.4 billion (2005: £2 billion) and net profit in the year, excluding unit trusts and OEICs where all investment returns accrue to unit holders or shareholders respectively, was approximately £0.2 billion (2005: £0.1 billion).

Investments in joint ventures

        Joint ventures represent activities over which the Group exercises joint control through contractual agreement with one or more parties. The Group's significant joint ventures, which are accounted for using proportionate consolidation, comprise various joint ventures relating to property investments where the Group has a 50 per cent interest as well as the following interests:

Investment	% held	Principal activity	Country
ICICI Prudential Life Insurance Company Limited	26	Life assurance	India
BOCI—Prudential Asset Management Limited	36	Pensions	China
PruHealth	50	Private medical insurance	UK
CITIC Prudential Fund Management Company Limited	33	Fund Management	China
Prudential ICICI Asset Management Company Limited	49	Fund Management	India
Prudential BSN Takaful Berhad	49	General and life insurance	Malaysia

        CITIC Prudential Fund Management Company Limited and Prudential ICICI Asset Management Company Limited were new joint ventures in 2005. Prudential ICICI Asset Management Company Limited was previously a subsidiary with an ownership interest of 55 per cent. However, in 2005, the Group sold a six per cent holding resulting in a new interest of 49 per cent. Hence, the Group now accounts for this investment as a joint venture, as there is a contractual agreement to share control. Prudential BSN Takaful Berhad is a new joint venture in 2006.

        In January 2006, the Group sold its 50 per cent interest in Marlborough Stirling Mortgage Services Limited for £2.9 million. The profit on sale before tax of £1.7 million is included in investment income in the consolidated income statement.

        The investments noted in the table above have the same accounting year end as the Group, except for Marlborough Stirling Mortgage Services Limited and Prudential ICICI Asset Management Company Limited. Although these two investments have a reporting period of March 31, 12 months of financial information up to December 31 is recorded. Accordingly, the information is deemed to cover the same period as that of the Group.

        The summarised financial data for the Group's share of investments in joint ventures is as follows:

	2006	2005
	£ million	£ million
Financial position
Current assets	91	233
Non-current assets	638	281

Total assets	729	514

Current liabilities	(47)	(30)
Non-current liabilities	(467)	(272)

Total liabilities	(514)	(302)

Net equity	215	212

	2006	2005	2004
	£ millions	£ millions	£ millions
Results of operations
Revenues	265	156	74
Expenses	(273)	(161)	(85)

Net loss	(8)	(5)	(11)

        Net cash Inflows from joint ventures amounted to £5 million and all related to cash flows from operating activities.

        There are several minor service agreements in place between the joint ventures and the Group. During 2006, the aggregate amount of the transactions was £4 million and the balance outstanding as at December 31, 2006 was £3.2 million.

        During 2006, ICICI Prudential Life Insurance Company Limited invested its own capital of £1.4 million into the joint venture to fund the operational needs of the business.

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

        As at December 31, 2006, one venture subsidiary, Pharmacia Diagnostics, was classified as held for sale. The disposal of this subsidiary was completed on January 18. 2007. There were two venture subsidiaries at December 31, 2005 that were classified as held for sale; Upperpoint Distribution Limited and Taverner Hotel Group Pty Ltd. The sale of these venture subsidiaries was completed in 2006.

        Gains on disposal of held for sale assets and liabilities are recorded in 'investment income' within the income statement.

        Major classes of assets and liabilities held for sale are as follows:

	2006	2005
	£ million	£ million
Assets
Goodwill	138	16
Intangible assets	112	—
Property, plant and equipment	48	21
Other assets	105	139
Investment properties	60	552

Non-current assets held for sale	463	728

Liabilities
Other liabilities	64	42
Borrowings	323	104

Non-current liabilities held for sale	387	146

H10:    Cash and cash equivalents

        Cash and cash equivalents consist of cash in hand, balances with banks, and certain short-term deposits and debt instruments. Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

	2006	2005
	£ million	£ million
Cash	3,908	2,380
Cash equivalents	1,163	1,206

Total cash and cash equivalents	5,071	3,586

        Cash and cash equivalents held in the parent company and finance subsidiaries are considered to be available for use by the Group. These funds amount to £437 million and £263 million in 2006 and 2005, respectively. The remaining amounts, generally not available for use by the Group, predominantly consist of cash and cash equivalents held for the benefit of policyholders and loans and advances to banks held by Egg.

H11:    Shareholders' equity: share capital, share premium and reserves

        The authorized share capital of the Company is £220 million (2005: £170 million) (divided into 4,000,000,000 (2005: 3,000,000,000) ordinary shares of 5 pence each and 2,000,000,000 sterling preference shares of 1 pence each) and US$20 million (divided into 2,000,000,000 US dollar preference shares of 1 cent each) and Euros 20 million (divided into 2,000,000,000 Euro preference shares of

1 cent each). None of the preference shares have been issued. A summary of the ordinary shares in issue is set out below:

	2006	2005
	£ million	£ million
Share capital and share premium
Ordinary share capital: 2,444m (2005: 2,387m)
Shares issued	122	119
Share premium	1,822	1,564
Reserves
Retained earnings	3,640	3,236
Translation reserve	(125)	173
Available-for-sale and hedging reserves	29	102

Total shareholders' equity	5,488	5,194

Share capital and share premium

	Number of ordinary shares	Share capital	Share premium
		£ million	£ million
2005
Issued shares of 5p each fully paid:
At the beginning of the year	2,375,393,020	119	1,558
Transition adjustment on adoption of IAS 32, IAS 39 and IFRS 4			2

	2,375,393,020	119	1,560
Shares issued under share option schemes	745,478	—	4
Shares issued in lieu of cash dividends	10,645,768	—	51
Transfer to retained earnings in respect of shares issued in lieu of cash dividends			(51)

At end of the year	2,386,784,266	119	1,564

2006
Issued shares of 5p each fully paid:
At the beginning of the year	2,386,784,266	119	1,564
Shares issued under share option schemes	2,953,552	—	15
Shares issued in lieu of cash dividends	12,940,993	1	75
Shares issued in respect of acquisition of Egg minority interests	41,633,614	2	243
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	—	—	(75)

At end of the year	2,444,312,425	122	1,822

        Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

        At December 31, 2006, there were options outstanding under Save As You Earn schemes to subscribe for 10,722,274 (2005: 12,503,956) shares at prices ranging from 266 pence to 715 pence (2005: 266 pence to 715 pence) and exercisable by the year 2013 (2012). In addition, there are 4,113,481 (2005: 4,668,534) conditional options outstanding under the RSP and 1,623,637 (2005: nil) under the GPSP exercisable at nil cost within a 10-year period.

        The cost of own shares of £79 million as at December 31, 2006 (2005: £97 million) is deducted from retained earnings.

        The Company has established trusts to facilitate the delivery of shares under employee incentive plans and savings-related share option schemes. At December 31, 2006, 7.5 million (2005: 10.7 million) Prudential plc shares with a market value of £52 million (2005: £59 million) were held in such trusts. In 2006, the Company purchased 2.3 million (2005: 1.4 million) shares in respect of employee incentive plans at a cost of £15 million (2005: £6 million). The maximum number of shares held in the year was 10.7 million which was at the beginning of the year. Of this total, 4.8 million (2005: 5.7 million) shares were held in trusts under employee incentive plans.

        Of the total shares held in trust, 2.7 million (2005: 5 million) shares were held by a qualifying employee share ownership trust. These shares are expected to be fully distributed in the future on maturity of savings-related share option schemes at a weighted average exercise price of 303 pence (2005: 286 pence). The market value of these shares at December 31, 2006 was £19 million (2005: £28 million)

        The Group has consolidated a number of authorized investment funds where it is deemed to control these funds under IFRS. Certain of these funds hold shares in Prudential plc. The total number of shares held by these funds at December 31, 2006 was 4.9 million (2005: 5 million) and the cost of acquiring these shares of £26 million (2005: £26 million) is included in cost of own shares. The market value of these shares as at December 31, 2006 was £34 million (2005: £28 million).

Reserves

        The translation reserve represents cumulative foreign exchange translation differences taken directly to equity in accordance with IFRS, net of related tax. In accordance with IFRS 1, cumulative translation differences are deemed to be zero at January 1, 2004, the date of transition to IFRS.

        The hedging reserve consists of the portion of the cash flow hedge that is determined to be an effective hedge, net of related tax. The available-for-sale reserve includes gains or losses arising from changes in fair value of available-for-sale securities, net of related tax.

H12:    Insurance contract liabilities and unallocated surplus of with-profits funds

Movement in year

	Insurance contract liabilities	Unallocated surplus of with-profits funds
	£ million	£ million
At January 1, 2005	103,582	8,315
Income and expense included in the income statement	12,193	3,003
Liabilities acquired on purchase of insurance business (note I6)	837	0
Foreign exchange translation differences	3,824	12

At December 31, 2005	120,436	11,330

At January 1, 2006	120,436	11,330
Income and expense included in the income statement	7,811	2,296
Foreign exchange translation differences	(5,034)	(27)

At December 31, 2006	123,213	13,599

H13:    Borrowings

Core structural borrowings of shareholder-financed operations

	2006	2005
	£ million	£ million
Central companies
Subordinated debt:
€500m 5.75% Subordinated Notes 2021 (note i)	335	341
£435m 6.125% Subordinated Notes 2031	427	426
US$1,000m 6.5% Perpetual Subordinated Capital Securities (note ii)	484	554
US$250m 6.75% Perpetual Subordinated Capital Securities (note iii)	125	142
US$300m 6.5% Perpetual Subordinated Capital Securities (notes iii and iv)	154	169
€20m Medium Term Subordinated Notes 2023 (note v)	13	14

	1,538	1,646
Other debt:
£150m 9.375% Guaranteed Bonds 2007	150	150
£249m 5.5% Bonds 2009 (note vi)	248	249
£250m 5.875% Bonds 2029	249	249
£300m 6.875% Bonds 2023	300	300

	947	948

Total central companies	2,485	2,594

US operations
US$250m 8.15% Surplus Notes 2027 (note vii)	127	145
Egg
£200m 6.875% Subordinated Notes 2021	201	201
£250m 7.5% Subordinated Notes 2013	250	250

	451	451

Total	3,063	3,190

Notes

(i)
The €500 million 5.75 per cent borrowings have been swapped into borrowings of £333 million with interest payable at six month £Libor plus 0.962 per cent.

(ii)
Interest on the US$1,000 million 6.5 per cent borrowings has been swapped into floating rate payments at three month US$Libor plus 0.80 per cent.

(iii)
This debt is exchangeable into preference shares at Prudential's option.

(iv)
Interest on the US$300 million 6.5 per cent borrowings has been swapped into floating rate payments at three month US$Libor plus 0.0225 per cent.

(v)
The €20 million Medium Term Subordinated Notes were issued at 20-year Euro Constant Maturity Swap (capped at 6.5 per cent). These have been swapped into borrowings of £14 million with interest payable at three month £Libor plus 1.2 per cent.

(vi)
In February 2006, £1.3 million of the original bond issue of £250 million was redeemed.

(vii)
These Surplus Notes are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of the US operations.

(viii)
Maturity analysis

  The following table sets out the maturity analysis of the Group's core structural borrowings:

	2006	2005
	£ million	£ million
Less than 1 year	150	—
1 to 2 years	—	150
2 to 3 years	248	—
3 to 4 years	—	249
4 to 5 years	—	—
Over 5 years	2,665	2,791

Total	3,063	3,190

Operational borrowings attributable to shareholder-financed operations

	2006	2005
	£ million	£ million
Borrowings in respect of short-term fixed income securities programs
Commercial paper	2,017	1,461
Floating Rate Notes 2007	5	—
Medium-Term Notes 2010	10	11

	2,032	1,472

Non-recourse borrowings of investment subsidiaries managed by PPM America
Non-recourse borrowings of investment subsidiaries (notes i and iii)	76	133
Non-recourse borrowings of Piedmont and CDO funds (notes ii and iii)	667	952

	743	1,085

Borrowings in respect of banking operations (note iv)	2,819	3,856
Other borrowings
Bank loans and overdrafts	9	11
Obligations under finance leases	6	8

	15	19

Total	5,609	6,432

Notes

(i)
These borrowings include senior and subordinated debt. The senior debt is secured on the investments held by the relevant subsidiaries. The weighted average interest rates on the senior debt are variable based on a market rate and were 5.93 per cent and 4.48 per cent at December 31, 2006 and December 31, 2005 respectively. The interests of the holders of the subordinated debt issued by these subsidiaries are subordinate to the entitlements of the holders of the senior debt.

(ii)
Piedmont is an investment trust investing in certain asset-backed and mortgage-backed securities in the US. These borrowings pertain to debt instruments issued to external parties.

(iii)
In all instances the holders of the debt instruments issued by these subsidiaries and other companies and funds do not have recourse beyond the assets of those subsidiaries and funds.

(iv)
The borrowings in respect of banking operations comprise deposits by banks of £2,220 million (2005: £2,452 million) and unsubordinated debt securities issued by Egg of £599 million (2005: £1,404 million). The deposits by banks mainly relate to securitization of credit card receivables. See also note G4.

(v)
Maturity analysis

  The following table sets out the maturity analysis of the Group's operational borrowings attributable to shareholder-financed operations:

	2006	2005
	£ million	£ million
Less than 1 year	3,135	2,440
1 to 2 years	533	1,055
2 to 3 years	946	523
3 to 4 years	266	1,013
4 to 5 years	48	449
Over 5 years	681	952

Total	5,609	6,432

Borrowings attributable to with-profits funds

	2006	2005
	£ million	£ million
Non-recourse borrowings of venture fund investment subsidiaries	926	988
£100m 8.5% Undated Subordinated Guaranteed Bonds of Scottish Amicable Finance plc (note i)	100	100
Other borrowings (predominantly external funding of consolidated investment vehicles)	750	810

Total	1,776	1,898

Notes

(i)
The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinate to the entitlements of the policyholders of that fund.

(ii)
Maturity analysis

  The following table sets out the maturity analysis of the Group's borrowings attributable to with-profits funds:

	2006	2005
	£ million	£ million
Less than 1 year	33	39
1 to 2 years	12	74
2 to 3 years	—	40
3 to 4 years	319	62
4 to 5 years	—	133
Over 5 years	1,412	1,550

Total	1,776	1,898

Credit facilities

        In addition Prudential has access to £1,600 million committed revolving credit facilities, provided by 16 major international banks. The holding company also has access to an annually renewable £500 million committed securities lending liquidity facility, which is expected to be renewed next on December 13, 2007. There were no draw-downs under either facility since their respective inceptions and hence there were no amounts outstanding under these facilities at December 31, 2006.

        Prudential also maintains uncommitted credit facilities totaling £348 million. There was no amount outstanding under these facilities at December 31, 2006.

H14:    Provisions and contingencies

Provisions

	2006	2005
	£ million	£ million
Provision in respect of defined benefit pension schemes (note I1):
(Surplus) deficit, gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies:
Attributable to PAC with-profits fund (i.e. (added to) absorbed by the liability for unallocated surplus)	(73)	329
Attributable to shareholder-financed operations (i.e. to shareholders' equity)	8	214

	(65)	543
Add back: investments in Prudential insurance policies	287	253

Provision after elimination of investments in Prudential insurance policies and matching policyholder liability from Group balance sheet	222	796
Other provisions (see below)	242	176

Total provisions	464	972

Analysis of other provisions:

	2006	2005
	£ million	£ million
At January 1	176	181
Charged to income statement:
Additional provisions	172	85
Unused amounts reversed	(13)	(25)
Used during the year	(89)	(63)
Exchange differences	(4)	(2)

At December 31	242	176

Comprising:
Legal provisions	11	11
Restructuring provisions	76	41
Other provisions	155	124

	242	176

        Of the other provisions balance, £55 million (2005: £74 million) is expected to be settled within one year. Employer contributions expected to be paid into defined benefit pension schemes within one year are shown in note I1.

Legal provisions

        The legal provisions of £11 million (2005: £11 million) relate predominantly to Jackson. Jackson has been named in civil proceedings, which appear to be substantially similar to other class action litigation brought against many life insurers in the US, alleging misconduct in the sale of insurance products. During 2006, an additional provision of £3 million was made, £2 million was paid and there was a £1 million exchange gain.

Restructuring provisions

        Restructuring provisions of £76 million (2005: £41 million) comprise £72 million (2005: £30 million) relating to restructuring activity of UK insurance operations, £4 million (2005: £1 million) relating to Egg and £nil (2005: £10 million) relating to closure costs in Japan.

UK restructuring

        In 2004 and 2005, Prudential implemented restructurings relating to document management review, streamlining operations, and the relocation of activities to an offshore base in India. In December 2005, the Group announced an initiative for UK insurance operations to work more closely with Egg and M&G and in the process facilitate the realization of substantial annualised pre-tax cost savings and opportunities for revenue synergies.

        At January 1, 2005, a provision of £49 million was brought forward, and during 2005 an additional £1 million was provided, £11 million of unused provision was released, and £9 million was paid.

        During 2006, an additional provision of £75 million was provided, £4 million of unused provision was released, and £29 million was paid.

Egg restructuring

        At January 1, 2005, a provision of £17 million was brought forward relating to Egg's withdrawal from the French market, of which £16 million was used during 2005. In 2006, as a result of the UK and Egg initiative described above, a provision of £11 million was set up, of which £8 million was used.

Japan restructuring

        In 2005, Japan closed its Financial Advisor distribution channel. A £10 million provision was set up relating to closure and redundancy costs, which was used during 2006.

Other provisions

        Other provisions of £155 million (2005: £124 million) include provisions of £134 million (2005: £94 million) relating to staff benefit schemes. During 2006, another £78 million was provided, £7 million of unused provision was released, and £31 million was paid. In 2005, a provision of £77 million was brought forward, an additional £27 million was provided and £10 million was paid. Other provisions also include £18 million (2005: £19 million) relating to various onerous contracts where, in 2006, an additional £1 million was provided and £2 million was used. In 2005, £29 million was brought forward, £6 million was released and £4 million was used. The remaining provisions of £3 million (2005: £11 million) include VAT provisions.

Contingencies and related obligations

Litigation

        In addition to the legal proceedings relating to Jackson mentioned above, the Group is involved in other litigation and regulatory issues arising in the ordinary course of business. Whilst the outcome of such matters cannot be predicted with certainty, the directors believe that the ultimate outcome of such litigation will not have a material adverse effect on the Group's financial condition, results of operations, or cash flows.

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

        The table below summarises the change in the pension mis-selling provision for the years ended December 31, 2006, 2005 and 2004. The change in the provision is included in benefits and claims in the income statement and the movement in unallocated surplus of with-profits funds has been determined accordingly.

	2006	2005	2004
	£ million	£ million	£ million
Balance at beginning of year	331	487	530
Change arising from adoption of FRS 27	—	(109)	—
Changes to actuarial assumptions and method of calculation	108	(28)	(32)
Discount unwind	15	14	22
Redress to policyholders	(48)	(21)	(26)
Payment of administrative costs	(5)	(12)	(7)

Balance at end of year	401	331	487

        The pension mis-selling provision is included within the liabilities in respect of investment contracts with discretionary participation features under IFRS 4.

        The pension mis-selling provision at December 31, 2006 set out above of £401m is stochastically determined on a discounted basis. The average discount rate implied in the movement in the year is 4.5 per cent. The undiscounted amounts, including expected internal and external legal and administrative costs of adjudicating, processing and settling these claims, at December 31, 2006 expected to be paid in each of the years ending December 31 are as follows:.

(In £ millions)
2007	63
2008	22
2009	16
2010	16
2011	17
Thereafter	572

Total undiscounted amount	706
Aggregate discount	(305)

Pension mis-selling provision	401

        The liability accounting for the contracts which are the subject of the mis-selling provision is reflected in two elements, namely the core policyholder liability determined on the basis applied for other contract liabilities and the mis-selling provision. The overall liability for these contracts remains appropriate in the context of the accounting for policyholder liabilities that determines the calculation of both elements. However, the constituent elements are reallocated and remeasured for the changes arising from the application of the realistic Peak 2 basis of liabilities for the core policyholder liability, as reflected in the IFRS policy improvement to apply the UK GAAP standard FRS 27 as described in section A4.

        The change arising from the adoption of FRS 27 in 2005 is due to two factors, namely:

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

        The FSA periodically updates the actuarial assumptions to be used in calculating the provision, including interest rates and mortality assumptions. The pension mis-selling provision represents the discounted value of future expected payments, including benefit payments and all internal and external legal and administrative costs of adjudicating, processing and settling those claims. To the extent that amounts have not been paid, the provision increases each year reflecting the shorter period of discount.

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

Mortgage endowment products review

        In common with several other UK insurance companies, the Group used to sell low-cost endowment products related to repayment of residential mortgages. At sale, the initial sum assured is set at a level such that the projected benefits, including an estimate of the annual bonus receivable over the life of the policy, will equal or exceed the mortgage debt. The FSA is concerned that the maturity value of some of these products will be less than the mortgage debt because of a decrease in expected future investment returns since these products were sold. The FSA has worked with insurance companies to devise a program whereby the companies write to customers indicating whether they may have a possible shortfall and outline the actions that the customers can take to prevent this possibility.

        The Group is exposed to mortgage endowment products in respect of policies issued by Scottish Amicable Life plc (SAL) and policies issued by Scottish Amicable Life Assurance Society (SALAS) and transferred into SAIF. At December 31, 2006, provisions of £5 million (2005: £6 million) in the non-profit sub-fund and £45 million (2005: £50 million) in SAIF were held to cover potential compensation in respect of mortgage endowment product mis-selling claims. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, this provision has no impact on shareholders.

        In addition, in the year ended December 31, 2006 Prudential's main with-profits fund paid compensation of £11 million (2005: £24 million) in respect of mortgage endowment products mis-selling claims and at December 31, 2006 held a provision of £60 million (2005: £63 million) in respect of further compensation. This provision has no impact on the Group's profit before tax.

        In May 2006, the Group introduced a deadline for both Prudential and Scottish Amicable mortgage endowment complaints. In line with the time limit prescribed by the FSA and the ABI, impacted customers have three years to lodge a mis-selling complaint from the date they receive their first "red" letter indicating that there is a high risk their mortgage endowment may not achieve its projected final value.

Guaranteed annuities

        Prudential Assurance used to sell guaranteed annuity products in the UK and at December 31, 2006 held a provision of £47 million (2005: £52 million) within the main with-profits fund to honour guarantees on these products. The Group's main exposure to guaranteed annuities in the UK is through SAIF and at December 31, 2006 a provision of £561 million (2005: £619 million) was held in SAIF to honour the guarantees. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, the movement in this provision has no impact on shareholders.

Other matters

Inherited estate of the PAC long-term fund

        The assets of the main with-profits fund within the long-term fund of PAC comprise the amounts that it expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the with-profits fund is equal to the policyholders' accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the with-profits fund is called the 'inherited estate' and has accumulated over many years from various sources.

        The inherited estate represents the major part of the working capital of PAC's long-term insurance fund. This enables the Company to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund's assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

        PAC believes that it would be beneficial if there were greater clarity as to the status of the inherited estate. As a result, PAC has announced that it has begun a process to determine whether it can achieve that clarity through a reattribution of the inherited estate.

        As part of this process a Policyholder Advocate has been nominated to represent policyholders' interests. This nomination does not mean that a reattribution will occur.

        Given the size of the Group's with-profits business any proposal is likely to be time consuming and complex to implement and is likely to involve a payment to policyholders from shareholders' funds. If a reattribution is completed the inherited estate will continue to provide working capital for the long-term insurance fund.

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

Guarantees and commitments

        Guarantee funds in both the UK and the US provide for payments to be made to policyholders on behalf of insolvent life insurance companies. These guarantee funds are financed by payments assessed on solvent insurance companies based on location, volume, and types of business. The Group estimated its reserve for future guarantee fund assessments for Jackson to be £9 million at December 31, 2006 (2005: £11 million). Similar assessments for the UK businesses were not significant. The directors believe that the reserve is adequate for all anticipated payments for known insolvencies.

        Jackson has commitments for future payments related to equity index call options totaling £0.3 million at December 31, 2006 (2005: £3 million). The commitments were entered into in the normal course of business to hedge obligations associated with the issuance of equity index-linked immediate and deferred annuities. The final payment is due in 2007.

        At December 31, 2006, Jackson has unfunded commitments of £174 million (2005: £227 million) related to its investments in limited partnerships and of £38 million (2005: £104 million) related to commercial mortgage loans. These commitments were entered into in the normal course of business and the directors do not expect a material adverse impact on the operations to arise from them.

        The Group has provided, from time to time, other guarantees and commitments to third parties entered into in the normal course of business but the directors do not consider that the amounts involved are significant.

H15:    Other liabilities

	2006	2005
	£ million	£ million
Creditors arising from direct insurance and reinsurance operations	521	474
Interest payable	90	61
Derivative liabilities	663	851
Other items	378	384

Total	1,652	1,770

I:    Other notes

I1:    Staff and pension plans

(a) Staff and employment costs

        The average number of staff employed by the Group during the year were:

	2006	2005	2004
Business operations:
UK operations	10,914	10,708	10,849
US operations	2,863	2,588	2,589
Asian operations	12,114	9,652	8,277
Venture investment subsidiaries of the PAC with-profits fund	8,898	8,713	18,735

Total	34,789	31,661	40,450

        The costs of employment were:

	2006	2005	2004
	£ million	£ million	£ million
Business operations:
Wages and salaries	825	799	762
Social security costs	65	64	62
Other pension costs (see below)	72	77	63
Pension actuarial gains credited to income statement	(469)	(155)	46
	(397)	(78)	109
Venture investment subsidiaries of the PAC with-profits fund (see below)	230	206	253

Total	723	991	1,186

        Other pension costs comprises £45 million (2005: £54 million, 2004: £45 million) relating to defined benefit schemes and £27 million (2005: £23 million, 2004: £18 million) relating to defined contribution schemes. Of the defined contribution scheme costs, £14 million (2005: £13 million, 2004: £12 million,) related to overseas defined contribution schemes. The £45 million (2005: £54 million, 2004: £45 million)

comprises £29 million (2005: £43 million, 2004: £37 million) charge on an economic basis, reflecting the total assets of the schemes, and a further £16 million (2005: £11 million; 2004: £8 million) charge to adjust for amounts invested in Prudential insurance policies to arrive at the IAS 19 basis charge. The £469 million (2005: £155 million, 2004: £(46 million)) of actuarial gains (loss) comprises £485 million (2005: £171 million, 2004: £(43 million)) of actuarial gains on an economic basis and £16 million (2005: £16 million, 2004 £3 million) actuarial losses for amounts invested in Prudential insurance policies. The derivation of these amounts is shown in note (b)(i)7 below.

        Of the £230 million (2005: £206 million; 2004: £253 million) costs of employment for venture investment subsidiaries, £189 million (2005: £169 million; 2004: £219 million) relates to wages and salaries, £27 million (2005: £31 million; 2004: £25 million) relates to social security costs and £14 million (2005: £6 million; 2004: £9 million) relates to pension costs.

(b) Pension plans

(i) Defined benefit plans

1. Summary

        The Group business operations operate a number of pension schemes. The specific features of these plans vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded wholly by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). 88 per cent (2005: 90 per cent) of the liabilities of the Group defined benefit schemes are accounted for within PSPS.

        The Group also operates two smaller defined benefit schemes for UK employees in respect of Scottish Amicable and M&G activities. For all three schemes the projected unit method was used for the most recent full actuarial valuations. There is also a small defined benefit scheme in Taiwan.

        As at December 31, 2006, the shareholders' share of the surplus for PSPS and the deficits of the other schemes amounted to an £8 million deficit net of related tax relief (2005: £153 million deficit). These amounts are determined after including amounts invested by PSPS and the M&G scheme in Prudential policies as explained later in this note.

        Defined benefit schemes in the UK are generally required to be subject to full actuarial valuation every three years to assess the appropriate level of funding for schemes having regard to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. PSPS was last actuarially valued as at April 5, 2005 and this valuation demonstrated the scheme to be 94 per cent funded, with a shortfall of actuarially determined assets to liabilities of six per cent, representing a deficit of £243 million.

        The finalisation of the valuation as at 5 April 2005 was accompanied by changes to the basis of funding for the scheme. For 2006 and future years, deficit funding amounts designed to eliminate the actuarial deficit over a 10-year period have been and are being made. Total contributions to the Scheme for deficit funding and employer's contributions for ongoing service for current employees are expected to be of the order of £70-75 million per annum over a 10-year period. However, in the calendar year

2006, total contributions were £137 million. This amount reflects an increased level of current contributions for ongoing service and deficit funding backdated to April 6, 2005. These amounts compared to total contributions in 2005 and 2004 of £19 million and £21 million respectively.

        Under IAS 19 the basis of valuation differs markedly from the full triennial valuation basis. In particular, IAS 19 requires assets of the scheme to be valued at their market value at the year end, while pension liabilities are required to be discounted at a rate consistent with the current rate of return on a high quality corporate bond. As a result, the difference between IAS 19 basis assets and liabilities can be volatile. For those schemes such as PSPS, which hold a substantial proportion of their assets in equity investments, the volatility can be particularly significant. The economic basis (including investments of PSPS and the M&G scheme in Prudential policies as assets) for 2006, a £28 million (2005: £21 million) pre-tax shareholder charge to operating results based on longer-term returns arises. In addition, outside the operating result, but included in total profits is a pre-tax shareholder credit (charge) of £167 million (2005: £32 million; 2004: £(7 million)) for net actuarial gains (losses).

        In addition, also on the economic basis, the PAC with-profits sub-fund was charged £1 million (2005: £22 million; 2004: £21 million million) for the aggregate of service cost and net finance income and benefited (charged) by £318 million (2005: £139 million; 2004: £(36 million)) for its share of net actuarial gains (losses) on the scheme assets and liabilities. As shareholder profits for the PAC with-profits sub-fund reflects the surplus for distribution, these amounts are effectively absorbed by an increased charge in the income statement for the transfer to the liability for unallocated surplus.

        The actuarial gains primarily represent the difference between actual and expected investment returns for the schemes and the reduction in liabilities caused by an increase in the discount rate caused by increases in corporate bond returns.

        In 2006, the PSPS asset allocation was altered away from equity investments such that at December 31, 2006 the market value of equities for the Group's defined benefit schemes represented 31 per cent (2005: 52 per cent; 2004 61 per cent) of the total asset value whilst the bond portfolio accounted for 43 per cent (2005: 34 per cent; 2004: 25 per cent). The asset allocation is shown in note 5.

        Surpluses and deficits on the Group's defined benefit schemes are apportioned to the PAC life fund and shareholders' funds based on estimates of employees' service between them. At December 31, 2005, the deficit on the PSPS was apportioned in the ratio 70/30 between the life fund and shareholder-backed operations. This ratio was determined following extensive analysis of the source of the cumulative funding for the scheme to that date.

        This basis has been applied for 2006 to the asset and liability movements relating to the position at January 1, 2006 and also to the deficit funding paid in the year. However, the IAS 19 service cost for the year and employer contributions for ongoing service of current employees, have been apportioned in the ratio relevant to current activity. Reflecting these two elements, at December 31, 2006, the total share of the surplus on PSPS and the deficit on the smaller Scottish Amicable scheme attributable to the PAC with-profits fund amounted to a net surplus of £66 million net of related tax relief.

        The discussions with the Scheme Trustee also led to an altered expectation in 2005 as to future discretionary increases. Previously, it had been the custom to award discretionary increases by reference to inflation levels. From 2005 it was intended that discretionary increases will in most circumstances not exceed 2.5 per cent.

2. Corporate Governance

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

3. Assumptions

        The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the years ended December 31 were as follows:

	2006	2005	2004
	%	%	%
Discount rate	5.2	4.8	5.3
Rate of increase in salaries	5.0	4.8	4.8
Rate of increase of pensions in payment for inflation:
Guaranteed (maximum 5%)	3.0	2.8	2.8
Guaranteed (maximum 2.5%)*	2.5	2.5	2.8
Discretionary*	2.5	2.5	2.8
Expected returns on plan assets	5.9	6.1	6.8

*
The rates of 2.5 per cent shown are those for PSPS. Assumed rates of increase of pensions in payment for inflation for all other schemes are 3.0 per cent in 2006 (2005: 2.8 per cent).

        The change of assumption for discretionary increases first applied in 2005 following discussion with the PSPS trustee. For the purpose of future discretionary awards, it is assumed that a cap of a 2.5 per cent rate of increase will apply rather than, as previously applied, the assumed long-term inflation rate.

        The calculations are based on current actuarially calculated mortality estimates with a specific allowance made for future improvements in mortality, which is broadly in line with that adopted for the 92 series of mortality tables prepared by the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries.

        The tables used for PSPS at December 31, 2006 were:

Male: 100 per cent PMA92 with CMIR17 improvements to the valuation date and medium cohort improvements in future; and

Female: 100 per cent PFA92 with CMIR17 improvements to the valuation date and medium cohort improvements in future.

        The assumed life expectancies on retirement at age 60, based on the mortality table used was:

	Years
	Male	Female
Retiring today	25.0	28.1
Retiring in 15 years' time	26.1	29.1

        The mean term of the current PSPS liabilities is around 20 years.

        Using external actuarial advice provided by Watson Wyatt Partners for the valuation of PSPS and by Aon Limited for the M&G scheme, and internal advice for the Scottish Amicable scheme, the most recent full valuations have been updated to December 31, 2006, applying the principles prescribed by IAS 19.

4. Summary financial position

        The Group liability in respect of defined benefit pension schemes is as follows:

	2006	2005	2004
	In £ millions
Provision included in balance sheet under IAS 19	(222)	(796)	(825)
Add back: investments in Prudential policies (eliminated on consolidation against insurance liabilities)	287	253	125

Economic surplus (deficit)	65	(543)	(700)

Economic position:
Surplus (deficit), gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies:
Attributable to the PAC with-profits fund (i.e. absorbed by the liability for unallocated surplus)	73	(329)	(525)
Attributable to shareholder-financed operations (i.e. to shareholders' equity)	(8)	(214)	(175)

Economic surplus (deficit)	65	(543)	(700)

        The following disclosures explain the economic position and IAS 19 basis of accounting after eliminating investment in Prudential insurance policies on consolidation.

5. Group IAS 19 basis financial position

        The IAS 19 basis net pensions deficit can be summarised as follows:

	2006	2005	2004
	£ million	£ million	£ million
Fair value of plan assets, end of year	4,988	4,622	4,092
Present value of funded benefit obligation	(5,023)	(5,228)	(4,777)

Funded status	(35)	(606)	(685)
Present value of unfunded obligations (M&G scheme)*	(187)	(190)	(140)

Provision recognized in the balance sheet	(222)	(796)	(825)

*
The M&G pension scheme assets are invested in Prudential insurance policies. For IFRS accounting purposes, the M&G scheme is in effect unfunded. Please see above for more details.

	2006	2005	2004
	£ million	£ million	£ million
Components of net periodic pension cost
Current service cost	(69)	(65)	(69)
Interest cost	(255)	(257)	(245)
Expected return on assets—economic basis	295	279	277
Less: expected return on investments of scheme assets in Prudential insurance policies	(16)	(11)	(8)
Expected return on assets—IAS 19 basis**	279	268	269
Pension cost charge (as referred to in note I1(a))	(45)	(54)
Actuarial gains—economic basis	485	171	(43)
Less: actuarial gains on investments of scheme assets in Prudential insurance policies	(16)	(16)	(3)
Actuarial gains—IAS 19 basis (as referred to in note I1(a))	469	155	(46)
Net periodic pension credit (included within acquisition and other operating expenditure in the income statement)	424	101	91

**
In determining the expected return on plan assets for 2006, the 6.1 per cent rate shown above has been applied to the opening assets.

        The long-term expected rate of return has been taken to be the weighted average (by market value) of the long-term expected rates of return on each major asset class shown below:

	2006		2005		2004
	£ million	%	£ million	%	£ million	%
Plan assets (IAS 19 basis)
Equity	1,432	29	2,376	51	2,516	61
Bonds	2,185	44	1,593	35	993	24
Properties	621	12	575	12	520	13
Cash	750	15	78	2	63	2

Total	4,988	100	4,622	100	4,092	100

	2006	2005	2004
	%	%	%
Long-term expected rate of return
Equity	7.5	7.1	7.5
Bonds	4.8	4.5	5.0
Properties	6.8	6.4	6.8
Cash	5.0	4.5	4.75

Weighted average long-term expected rate of return	5.9	6.1	6.75

        The expected rates of return have been determined by reference to long-term expectations, the carrying value of the assets and equity and other market conditions at the balance sheet date.

        The actual return on plan assets was £419 million (2005: £796 million) on an IAS 19 basis.

        None of the scheme assets included shares in Prudential plc or property occupied by the Prudential Group.

	2006	2005	2004
	£ million	£ million	£ million
Fair value of plan assets, end of year (IAS 19 basis)	4,988	4,622	4,092
Present value of the benefit obligation, end of year	(5,210)	(5,418)	(4,917)

Plan assets in deficit of benefit obligation	(222)	(796)	(825)

Experience adjustments on plan liabilities	18	1	(17)
Percentage of plan liabilities at December 31	(0.35)%	(0.02)%	0.35%
Experience adjustments on plan assets (IAS 19 basis)	140	527	112
Percentage of plan assets at December 31	2.81%	11.42%	2.74%

        Total employer contributions expected to be paid into the Group defined benefit schemes for the year ending December 31, 2007 amounts to £93 million (2006: £85 million, 2005: £31 million).

6. Sensitivity of PSPS financial position to key variables

        The table below shows the sensitivity of the PSPS liabilities at December 31, 2006 of £4,607 million to changes in discount rates, inflation rates and mortality assumptions.

Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 5.2% to 5.0%	Increase scheme liabilities by 3.6%
Discount rate	Increase by 0.2% from 5.2% to 5.4%	Decrease scheme liabilities by 3.4%
Rate of inflation	Decrease by 0.2% from 3.0% to 2.8% with consequent reduction in salary increases	Decrease scheme liabilities by 1.3%
Mortality rates	Reduce rates from 100% of table to 95%	Increase liabilities by 1.2%

7. Transfer value of PSPS scheme

        At December 31, 2006, it is estimated that the assets of the scheme are broadly sufficient to cover the liabilities of PSPS on a 'buyout' basis including an allowance for expenses. The 'buyout' basis refers to a basis that might apply in the circumstance of a transfer to another appropriate financial institution. In making this assessment it has been assumed that a more conservative investment strategy applies together with a more prudent allowance for future mortality improvements and no allowance for discretionary pension increases.

8. Reconciliation to IAS 19 basis financial position

        The difference between the IAS 19 basis financial position and the Group 'economic basis' financial position is that the IAS 19 basis assets of the PSPS and M&G schemes, as consolidated into the Group balance sheet, exclude investments in Prudential insurance policies.

        The M&G pension scheme has invested £161 million at December 31, 2006 (2005: £147 million, 2004: £125 million) in Prudential insurance policies. Additionally, the PSPS scheme has invested £126 million at December 31, 2006 (2005: £106 million, 2004: £nil) in Prudential insurance policies. As required by IFRS, this amount of scheme asset is eliminated against the policyholder liability and hence, for the purposes of preparing the consolidated balance sheet, the IAS 19 basis net pension liability is £287 million (2005: £253 million; 2004: £125 million) lower than the 'economic basis' surplus of £65 million (2005: 'economic basis' deficit of £543 million; 2004: £700 million).

        The change in the present value of the benefit obligation and the change in fair value of the assets for the total of the PSPS, Scottish Amicable, M&G and Taiwan schemes over the period were as follows:

2006	IAS 19 basis: change in fair value of plan assets	Investments in Prudential insurance policies	Economic basis: total assets	IAS 19 basis: change in present value of benefit obligation	Economic basis: net obligation
	£ million	£ million	£ million	£ million	£ million
Fair value of plan assets, beginning of year	4,622	253	4,875		4,875

Present value of benefit obligation, beginning of year				(5,418)	(5,418)
	4,622	253	4,875	(5,418)	(543)
Service cost—current charge only				(69)	(69)
Interest cost				(255)	(255)
Expected return on plan assets	279	16	295		295
Employee contributions	1	1	2	(2)	—
Employer contributions	148	4	152		152
Actuarial gains	140	16	156	329	485
Benefit payments	(202)	(3)	(205)	205	—

Fair value of plan assets, end of year	4,988	287	5,275		5,275
Present value of benefit obligation, end of year				(5,210)	(5,210)

Economic basis surplus					65

2005	IAS 19 basis: change in fair value of plan assets	Investments in Prudential insurance policies	Economic basis: total assets	IAS 19 basis: change in present value of benefit obligation	Economic basis: net obligation
	£ million	£ million	£ million	£ million	£ million
Fair value of plan assets, beginning of year	4,092	125	4,217	4,217
Present value of benefit obligation, beginning of year				(4,917)	(4,917)

	4,092	125	4,217	(4,917)	(700)
Less: PSPS scheme plan assets used to acquire Prudential insurance policies	(99)	99	—		—
Service cost—current charge only				(65)	(65)
Interest cost				(257)	(257)
Expected return on plan assets	268	11	279		279
Employee contributions	0	1	1	(1)	—
Employer contributions	25	4	29		29
Actuarial and other gains*	528	16	544	(373)	171
Benefit payments	(192)	(3)	(195)	195	—

Fair value of plan assets, end of year	4,622	253	4,875		4,875
Present value of benefit obligation, end of year				(5,418)	(5,418)

Economic basis deficit					(543)

*
Including £115 million credit for past service costs as described above.

2004	IAS 19 basis: change in fair value of plan assets	Investments in Prudential insurance policies	Economic basis: total assets	IAS 19 basis: change in present value of benefit obligation	Economic basis: net obligation
	£ million	£ million	£ million	£ million	£ million
Fair value of plan assets, beginning of year	3,986		3,986		3,986
Present value of benefit obligation, beginning of year				(4,636)	(4,636)

	3,986	0	3,986	(4,636)	(650)
Less: M&G scheme plan assets used to acquire Prudential insurance policy*	(112)	112	0		0
Service cost				(69)	(69)
Interest cost				(245)	(245)
Expected return on plan assets	269	8	277		277
Employee contributions	0	1	1	(1)	0
Employer contributions	26	4	30		30
Actuarial gains (losses)	112	3	115	(158)	(43)
Benefit payments	(189)	(3)	(192)	192	0

Fair value of plan assets, end of year	4,092	125	4,217		4,217
Present value of benefit obligation, end of year				(4,917)	(4,917)

Economic basis deficit					(700)

*
The M&G pension scheme assets are wholly invested in Prudential insurance policies. For IFRS accounting purposes, the M&G scheme is in effect unfunded.

9. Group economic financial position

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

        On the 'economic basis', after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the assets of the schemes at December 31 were:

	2006		2005		2004
	£ million	%	£ million	%	£ million	%
Equities	1,628	31	2,543	52	2,566	61
Bonds	2,259	43	1,663	34	1,055	25
Properties	638	12	590	12	533	13
Cash	750	14	79	2	63	1

Total value of assets	5,275	100	4,875	100	4,217	100

        The present value of the liabilities of the four schemes at December 31, 2006 was £5,210 million (2005: £5,418 million). The resulting scheme surplus or deficit arising from the excess of assets over liabilities or vice versa at December 31, 2006 comprised surplus of £73 million (2005: deficit of £329 million) attributable to the PAC with-profits fund and deficit of £8 million (2005: deficit of £214 million) attributable to shareholder operations.

        The movements in the deficit on the 'economic basis' between scheme assets and liabilities were:

	2006	2005	2004
	£ million	£ million	£ million
Current service cost	(69)	(65)	(69)
Contributions	152	29	30
Other finance income	40	22	32
Actuarial gains	485	171	(43)

Net decrease	608	157	(50)

Estimated pension scheme liability attributable to shareholder operations—economic basis

        Movements on the pension scheme deficits (determined on the 'economic basis'), to the extent attributable to shareholder operations are as follows:

			Actuarial and other gains and losses
2006	At beginning of year	Pension charge (note i)	Actuarial gains (losses) attributable to shareholders (note ii)	Charge for revised estimate PSPS of deficit allocation (note ii)	Contributions paid by shareholder operations	At end of year
	£ million	£ million	£ million	£ million	£ million	£ million
Gross of tax deficit	(214)	(28)	167	—	67	(8)
Related deferred tax	61	9	(50)	—	(20)	0

Net of tax deficit	(153)	(19)	117	—	47	(8)

2005
Gross of tax deficit	(175)	(21)	32	(63)	13	(214)
Related deferred tax	49	6	(9)	19	(4)	61

Net of tax deficit	(126)	(15)	23	(44)	9	(153)

2004
Gross of tax deficit	(163)	(16)	(7)	—	11	(175)
Related deferred tax	45	4	3	—	(3)	49

Net of tax deficit	(118)	(12)	(4)	—	8	(126)

Notes

       (i)    The Pension charge comprises:

	2006	2005	2004
	£ million	£ million	£ million
Current service cost	(69)	(65)	(69)
Finance income (expense):
Interest on pension scheme liabilities	(255)	(257)	(245)
Expected return on pension scheme assets	295	279	277

	40	22	32

Total charge net of finance income	(29)	(43)	(37)
Less: amount attributable to PAC with-profits fund	1	22	21

Pension charge	(28)	(21)	(16)

       (ii)    Actuarial and other gains and losses

       This comprises:

	2006	2005	2004
	£ million	£ million	£ million
Actual less expected return on pension scheme assets	156	544	115
Experience gains on scheme liabilities	18	1	(17)
Changes in assumptions underlying the present value of scheme liabilities	311	(374)	(141)

Total actuarial and other gains	485	171	(43)
Less: amount attributable to PAC with-profits fund	(318)	(139)	36

Actuarial gains attributable to shareholders	167	32	(7)
Add: additional loss on change of estimate of allocation of opening 2005 deficit between shareholder operations and the PAC with-profits fund	—	(63)	—

Charge for actuarial and other gains and losses attributable to shareholders, excluded from operating results based on longer-term investment returns, but included in profit before tax attributable to shareholders	167	(31)	(7)

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

Estimated pension scheme surplus (deficit) attributable to PAC with-profits fund—economic basis

        Movements on the pension scheme surplus (deficits) (determined on the 'economic basis' under which PSPS scheme assets include investments in Prudential insurance policies) are as follows:

			Actuarial and other gains and losses
2006	At beginning of year	Service cost less net finance income (note i above)	Actuarial gains (losses) (note ii above)	Credit for revised estimate of PSPS deficit allocation (note ii above)	Contributions paid by PAC with-profits fund	At end of year
	£ million	£ million	£ million	£ million	£ million	£ million
Gross of tax surplus (deficit)	(329)	(1)	318	—	85	73
Related deferred tax	33	0	(32)	—	(8)	(7)

Net of tax surplus (deficit)	(296)	(1)	286	—	77	66

2005
Gross of tax deficit	(525)	(22)	139	63	16	(329)
Related deferred tax	53	2	(14)	(6)	(2)	33

Net of tax deficit	(472)	(20)	125	57	14	(296)

2004
Gross of tax deficit	(487)	(21)	(36)	—	19	(525)
Related deferred tax	49	2	4	—	(2)	53

Net of tax deficit	(438)	(19)	(32)	—	17	(472)

        The charges and credits for service cost, net finance income, and actuarial and other gains and losses are included within the income statement but taken account of in determining the charge in the income statement for the transfer to the liability for unallocated surplus of with-profits funds.

(ii)    Other pension plans

        The Group operates various defined contribution pension schemes including schemes in Jackson, Egg and Asia. As noted earlier, the cost of the Group's contributions to these schemes in 2006 was £27 million (2005: £23 million; 2004: £18 million).

I2:    Share-based payments

(a) Relating to Prudential plc shares

        The Group maintains 10 main share award and share option plans relating to Prudential plc shares, which are described below.

        In the year ended December 31, 2006, two new incentive plans were created and approved by shareholders at the Annual General Meeting. The Group Performance Share Plan (GPSP) and the Business Unit Performance Plan (BUPP) were established and directors were authorized to implement these schemes in the UK and other countries in which Prudential operates.

        The GPSP is the new incentive plan in which all executive directors and other senior executives within the Group can participate. This scheme was established as a replacement for the Restricted Share Plan (RSP) under which no further awards could be made after March 2006. Awards are granted either in the form of a nil cost option, conditional right over shares, or such other form that shall confer to the participant an equivalent economic benefit, with a vesting period of three years. The performance condition for the initial awards was on the basis that Total Shareholder Return (TSR) outperformed an index comprising of peer companies. This approach is more robust than a rank-based approach and ensures that maximum vesting is only achieved if the Company outperforms the average comparator performance by a significant margin. Outperformance would be measured on a compound basis and vesting of the awards between each performance point is on a straight-line sliding scale basis. Participants would be entitled to the value of reinvested dividends that would have accrued on the shares that vest.

        The RSP was, until March 2006, the Group's long-term incentive plan for executive directors and other senior executives designed to provide rewards linked to shareholder return. Each year participants were granted a conditional option to receive a number of shares. There was a deferment period of three years at the end of which the award vested to an extent that depended on the performance of the Group's shares including notional reinvested dividends and on the Group's underlying financial performance. After vesting, the award may be exercised at zero cost at any time, subject to closed period rules, in the balance of a 10-year period. Shares are purchased in the open market by a trust for the benefit of qualifying employees. Currently, the trust holds at least the maximum number of shares conditionally awarded and not yet forfeited or exercised. The RSP replaced the Executive Share Option Scheme in 1995 and all options under this prior plan had been exercised at December 31, 2005.

        No rights were granted in the RSP if the Company's TSR performance as ranked against the comparator group is below 50th percentile. For performance at 50th percentile, an award of 25 per cent of the maximum award is made. The maximum grant is made only if the TSR ranking of the Company is 20th percentile or above. Between these points, the size of the grant made is calculated on a straight-line sliding scale. This performance measure was chosen when the RSP was introduced as it reflected a combination of market practice, an assessment of Prudential's main competitors and the focus of UK investors at that time. In normal circumstances, directors may take up their right to receive shares at any time during the following seven years.

        The BUPP is an incentive plan created to provide a common framework under which awards would be made to the Chief Executives of Prudential UK & Europe insurance operations, Jackson and

Prudential Corporation Asia, being a replacement to the existing incentive plans for these individuals. The plan is an incentive to promote ownership and encourage accountability for sustained long-term regional performance. Awards under this plan would be based on growth in Shareholder Capital Value on the European Embedded Value (EEV) basis with performance measured over three years. Upon vesting, half of the awards would be released as shares and the other half would be released in cash. Participants are entitled to receive the value of reinvested dividends over the performance period for those shares that vest. The growth parameters for the awards would be relevant to each region and vesting of the awards between each performance point is on a straight-line sliding scale basis.

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

        Jackson operates a performance-related share award which, subject to the prior approval of the Jackson Remuneration Committee, may grant share awards to eligible employees in the form of a contingent right to receive shares or a conditional allocation of shares. These share awards have vesting periods of four years and are at nil cost to the employee. The employee does not have any beneficial ownership of the shares and, accordingly, does not have any right to dividends or voting rights attaching to the shares. Only issued shares purchased from the open market are used for the performance share award and there is no limit on the value of shares which may be granted to a participant in any year or over the life of the plan, which is usually no longer than 10 years.

        The Annual Incentive Plan is designed so that a portion of any overall award may be made in the form of a deferred share award. A deferred share award is awarded to board members in respect of any overall annual incentive award above 50 per cent of salary, and will represent the element of the bonus above 50 per cent of salary. The award is restricted for three years before it can be released, subject to close periods, to the participant who must not be under a period of notice at the time and must still be in employment of Prudential. The shares are held in the employee share trust and shares equivalent to dividends otherwise payable will accumulate up to the release date.

        The Share Participation Plan was designed to encourage share ownership amongst senior executives and to provide rewards based upon various performance factors of the Group. Each year, participants were offered the choice of a cash award, a matching share award if cash or shares to the value of the cash award were lodged, or a combination of 50 per cent of each. Share awards vested after five years for executive directors of Prudential plc and three years (formerly five years) for all other eligible employees and were transferred to the participants at no additional cost. Ordinary shares for share awards were purchased in the open market by a trust, which held them during the vesting period for the benefit of qualifying employees. At December 31, 2006, all outstanding shares in this plan have been paid for by employees and are registered in the names of the participants. No new shares have been granted in this scheme since 1999.

        In addition, there are other share awards which included the 1,000 Day Long Term Incentive Plan (LTIP) and other arrangements.

        The 1,000 Day LTIP plan is a UK insurance operations performance-based plan in which the UK Remuneration Committee could, at any time up to October 5, 2005, select employees at its absolute discretion, for participation in the plan. The performance period was 1,000 days and, based on the final performance level being at, or above, the threshold level, the committee shall grant participants 10 per cent of the allocated award in 2005, 20 per cent in 2006 and the remaining 70 per cent in 2007. There are no beneficial interests, or any rights to dividends until such time as the awards are released, at nil cost, to participants.

        The other arrangements relate to various awards that have been made without performance conditions to individual employees, typically in order to secure their appointment or ensure retention.

        Movements in share options outstanding under the Group's share-based compensation plans relating to Prudential plc shares during 2006, 2005 and 2004 were as follows:

	2006		2005		2004
Options outstanding (including conditional options)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	(millions)	£	(millions)	£	(millions)	£
Beginning of year:	17.2	2.23	18.4	2.21	18.4	2.76
Granted	7.7	2.96	3.7	1.83	4.1	1.37
Exercised	(5.1)	2.75	(1.1)	2.78	(0.9)	3.19
Forfeited	(1.2)	0.85	(1.9)	0.81	(1.9)	3.52
Expired	(3.1)	4.09	(1.9)	2.21	(2.6)	3.37
Adjustment in respect of Egg's employees	1.0	3.64	—	—	1.3	2.93

End of year	16.5	2.47	17.2	2.23	18.4	2.21

Options immediately exercisable, end of year	0.2	3.56	0.4	3.30	0.5	3.19

        The weighted average share price of Prudential plc for the year ended December 31, 2006 was £6.25 compared to £5.01 for the year ended December 31, 2005 and compared to £4.51 for the year ended December 31, 2004.

        Movements in share awards outstanding under the Group's share-based compensation plans relating to Prudential plc shares at December 31, 2006, 2005 and 2004 were as follows:

Awards outstanding	2006 Number of awards	2005 Number of awards	2004 Number of awards
	(millions)	(millions)	(millions)
Beginning of year:	4.9	2.4	1.4
Granted	3.2	2.8	1.2
Exercised	(1.0)	(0.1)	(0.1)
Forfeited	(0.5)	(0.1)	(0.2)
Expired	—	(0.1)	—
Adjustment in respect of Rights Issue	—	—	0.1

End of year	6.6	4.9	2.4

        The following table provides a summary of the range of exercise prices for Prudential plc options (including conditional options) outstanding at December 31, 2006.

	Outstanding			Exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise prices	Number exercisable	Weighted average exercise prices
	(millions)	(years)	£	(millions)	£
Between £0 and £1	5.7	8.6	—	0.0	—
Between £1 and £2	—	—	—	—	—
Between £2 and £3	3.2	2.3	2.66	0.0	2.66
Between £3 and £4	3.1	2.0	3.52	0.2	3.62
Between £4 and £5	3.8	3.6	4.60	—	—
Between £5 and £6	0.7	3.3	5.63	0.0	5.79
Between £6 and £7	0.0	0.6	6.41	0.0	6.34
Between £7 and £8	0.0	0.9	7.15	—	—

	16.5	4.8	2.47	0.2	3.56

        The following table provides a summary of the range of exercise prices for Prudential plc options (including conditional options) outstanding at December 31, 2005.

	Outstanding			Exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise prices	Number exercisable	Weighted average exercise prices
	(millions)	(years)	£	(millions)	£
Between £0 and £1	4.7	8.3	—	—	—
Between £1 and £2	—	—	—	—	—
Between £2 and £3	8.0	1.9	2.66	—	—
Between £3 and £4	3.5	2.7	3.53	0.4	3.29
Between £4 and £5	0.8	3.9	4.07	—	—
Between £5 and £6	0.2	1.3	5.63	0.0	5.39
Between £6 and £7	0.0	1.1	6.56	0.0	6.66
Between £7 and £8	0.0	1.7	7.15	0.0	7.15

	17.2	3.9	2.23	0.4	3.30

        The following table provides a summary of the range of exercise prices for Prudential plc options (including conditional options) outstanding at December 31, 2004.

	Outstanding			Exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise prices	Number exercisable	Weighted average exercise prices
	(millions)	(years)	£	(millions)	£
Between £0 and £1	5.1	8.4	0.00	0.2	0.00
Between £1 and £2	—	—	—	—	—
Between £2 and £3	8.5	2.9	2.66	0.0	3.00
Between £3 and £4	3.9	3.1	3.41	—	—
Between £4 and £5	0.2	1.0	4.19	0.2	4.19
Between £5 and £6	0.5	2.0	5.51	0.0	5.87
Between £6 and £7	0.1	1.3	6.66	0.1	6.58
Between £7 and £8	0.1	1.4	7.23	0.0	7.68
Between £8 and £9	—	—	—	—	—
Between £9 and £10	0.0	3.7	9.46	0.0	9.46

	18.4	4.4	2.21	0.5	3.19

        The years shown above for weighted average remaining contractual life include the time period from end of vesting period to expiration of contract.

        The weighted average fair values of Prudential plc options and awards granted during the period are as follows:

2006 Weighted average fair value			2005 Weighted average fair value			2004 Weighted average fair value
RSP and GPSP	Other options	Awards	RSP	Other options	Awards	RSP	Other options	Awards
£	£	£	£	£	£	£	£	£
4.30	2.05	6.46	2.96	1.82	4.59	3.86	1.57	3.37

        The fair value amounts relating to all options including conditional nil cost options above were determined using the Black-Scholes and the Monte Carlo option-pricing models using the following assumptions:

	2006		2005		2004
	RSP and GPSP	Other options	RSP	Other options	RSP	Other options
Dividend yield (%)	2.64	2.64	3.19	3.19	3.82	3.82
Expected volatility (%)	25.48	34.32	42.93	40.38	47.23	43.74
Risk-free interest rate (%)	4.68	4.70	4.65	4.41	4.68	4.73
Expected option life (years)	3.00	3.42	3.00	3.62	3.00	3.78
Weighted average exercise price (£)	—	5.06	—	3.97	—	3.62

Weighted average share price (£)	6.80	6.51	5.01	5.12	4.53	4.48

        Under IFRS, compensation costs for all share-based compensation plans are determined using the Black-Scholes model and the Monte Carlo model. Share options and awards are valued using the share price at the date of grant. The compensation costs for all awards and options are recognized in net income over the plans' respective vesting periods. The Group uses the Black-Scholes model to value all options other than the RSP and GPSP. For these options, the Group uses a Monte Carlo model in order to allow for the impact of the TSR performance conditions. These models are used to calculate fair values for share options and awards at the grant date based on the quoted market price of the stock at the measurement date, the amount, if any, that the employees are required to pay, the dividend yield, expected volatility, risk-free interest rates and exercise prices.

        The expected volatility is measured as the standard deviation of expected share price returns based on statistical analysis of daily share prices over a period up to the grant date equal to the expected life of options. Risk-free interest rates are UK gilt rates with projections for three, five and seven year terms to match corresponding vesting periods. Dividend yield is determined as the average yield over the year of grant and expected dividends are not incorporated into the measurement of fair value. For the RSP, volatility and correlation of the comparator group with the Group are required. These assumptions are based on the TSR of the comparators over a period up to the grant date equal to the performance period. For grants in 2006, an average comparator volatility of 24 per cent and an average correlation of comparators of 19 per cent were used. In addition, for the GPSP, volatility and correlation between Prudential and an index constructed from a simple average of the TSR growth of 10 companies is required. For grants in 2006, an average index volatility and correlation of 14 per cent and 71 per cent respectively, were used.

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

(b) Relating to Egg plc shares

        In April 2006, Prudential became bound or entitled to acquire shares in Egg following the announcement of its intention in December 2005 to acquire the minority interests in Egg representing approximately 21.7 per cent of the existing issued share capital of Egg. As a consequence of this acquisition, employees of Egg that were participants of its SAYE schemes were requested to either rollover all or part of their options for equivalent options in Prudential shares or to take no action. Employees could adopt different courses of actions for options granted on different dates but may only adopt one course of action in respect of each grant of options. The rollover was based on employees receiving 0.2237 Prudential shares for each Egg share that was under option with total amount payable for the new Prudential shares being exactly the same as the total amount payable for the Egg shares.

        In addition, all outstanding executive share options became exercisable and awards under the RSP were assessed against the performance conditions. None of the awards met the performance conditions and they have therefore lapsed in February 2006 following consideration of the performance measurement results by the Remuneration Committee. At December 31, 2006, SAYE options to acquire 135,003 Egg shares remains outstanding because certain employees chose not to take any action.

        In 2005, the Group maintained three main share award and share option plans relating to Egg shares, which are described below.

        Awards of shares were made under the RSP at no cost to eligible employees selected by the Remuneration Committee. All Egg's directors and employees, including employees of its subsidiaries, were eligible to participate, subject to the discretion of the Remuneration Committee. It was, however, intended that participation would, in practice, be restricted to selected individuals in key positions. Employees within two years of their anticipated retirement date were not eligible to participate, except in circumstances which the Remuneration Committee considered to be exceptional.

        Egg established a discretionary employee benefit trust, the Egg Employee Trust, by a trust deed dated April 26, 2000 between Egg and Mourant & Co. Trustees Limited. At December 31, 2005, the trust held 3.4 million ordinary shares with a market value of £4.2 million which were intended to be used principally for delivery of shares under the employee incentive plans. These shares with a nominal value of £1.7 million were purchased on the open market at a cost of £4.5 million.

        Egg made the vesting of awards subject to the satisfaction of performance conditions from January 2004 onwards. Previously, the awards had been conditional on service completed. The arrangements for the distribution to employees of shares held in trust and for entitlement to dividend depended on the particulars of each award. Shares held in trust were conditionally gifted to employees. The costs of share awards were charged to the income statement evenly over the period of service for which awards were made for schemes granted after November 7, 2002.

        Egg also operated a sharesave scheme, which was an Inland Revenue approved all-employee Save as You Earn scheme. Under this scheme, employees entered into either three or five year contracts, at the end of which time they would be entitled to exercise their options and purchase shares at an exercise price fixed at a 20 per cent discount to the share price at the date of grant. Employees had six months after the contract matured in which to exercise the options. These options continued in force until their normal maturity dates.

        Analysis of the movements in the number of shares and weighted average exercise price (with the exception of the Egg RSP where the exercise price is £nil) of options are set out below:

        Egg RSP awards made prior to November 7, 2002.

	Number (millions)
	2006	2005	2004
Outstanding at beginning of year	—	0.8	3.9
Forfeited	—	(0.7)	(0.1)
Exercised	—	(0.1)	(3.0)

Outstanding and exercisable at the end of year	—	0.0	0.8

        Egg RSP awards made after November 7, 2002.

	Number (millions)
	2006	2005	2004
Outstanding at beginning of year	6.1	6.2	3.7
Granted	—	1.7	3.1
Forfeited	(2.2)	(1.5)	—
Exercised	—	(0.3)	—
Expired	(3.9)	—	(0.6)

Outstanding and exercisable at the end of year	—	6.1	6.2

        Egg sharesave scheme awards made prior to November 7, 2002.

	3 Year Employee Sharesave Scheme						5 Year Employee Sharesave Scheme
	Number (millions)			Weighted average exercise price £			Number (millions)			Weighted average exercise price £
	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
Outstanding at beginning of year	0.5	0.7	1.5	1.15	1.16	1.19	0.3	0.4	0.7	1.20	1.20	1.19
Forfeited	(0.0)	(0.2)	(0.7)	1.15	1.20	1.22	(0.0)	(0.1)	(0.3)	1.30	1.19	1.18
Exercised	(0.2)	0.0	(0.1)	1.15	1.15	1.21	(0.3)	—	(0.0)	1.20	—	1.23
Transferred to Prudential SAYE scheme	(0.3)	—	—	1.15	—	—	—	—	—	—	—	—

Outstanding and exercisable at the end of year	—	0.5	0.7	—	1.15	1.16	—	0.3	0.4	1.24	1.20	1.20

        Egg sharesave scheme awards made after November 7, 2002.

	3 Year Employee Sharesave Scheme						5 Year Employee Sharesave Scheme
	Number (millions)			Weighted average exercise price £			Number (millions)			Weighted average exercise price £
	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
Outstanding at beginning of year	3.2	3.0	0.8	0.86	0.85	1.17	0.9	1.0	0.2	0.83	0.84	1.17
Granted	—	0.9	2.6	—	0.86	0.80	—	0.1	0.9	—	0.86	0.80
Forfeited	(0.3)	(0.7)	(0.4)	0.85	0.87	1.10	(0.0)	(0.2)	(0.1)	1.03	0.88	1.11
Exercised	(0.0)	0.0	(0.0)	0.80	0.80	1.17	—	—	—	—	—	—
Transferred to Prudential SAYE scheme	(2.8)	—	—	0.85	—	—	(0.9)	—	—	0.83	—	—

Outstanding and exercisable at the end of year	0.1	3.2	3.0	0.88	0.86	0.85	—	0.9	1.0	0.94	0.83	0.84

        Egg share option scheme awards made prior to November 7, 2002.

	Number (millions)			Weighted average exercise price £
	2006	2005	2004	2006	2005	2004
Outstanding at beginning of year	9.3	11.5	16.7	1.42	1.42	1.42
Forfeited	(2.1)	(2.2)	(1.4)	1.52	1.43	1.46
Exercised	(7.2)	—	(3.8)	1.39	—	1.40

Outstanding and exercisable at the end of year	—	9.3	11.5	—	1.42	1.42

        The weighted average share price of Egg up to the date of delisting was 127 pence compared with 106 pence at December 31, 2005 and compared with 134 pence at December 31, 2004.

        The exercise prices and the weighted average remaining contractual life of the number of options outstanding at the year end are as follows:

	2006			2005			2004
	Exercise price	Number of options	Weighted average remaining contractual life	Exercise price	Number of options	Weighted average remaining contractual life	Exercise price	Number of options	Weighted average remaining contractual life
	£	(millions)	(years)	£	(millions)	(years)	£	(millions)	(years)
Restricted share plan
Pre 2003 grant	—	—	—	—	—	—	—	0.8	0.3
2003 grant	—	—	—	—	2.8	0.2	—	3.1	1.2
2004 grant	—	—	—	—	2.0	1.6	—	3.1	2.5
2005 grant	—	—	—	—	1.2	2.2	—	—	—

3 Year Sharesave Scheme
2001 grant	—	—	—	1.30	—	—	1.30	0.1	—
2002 grant	—	—	—	1.15	0.4	—	1.15	0.6	0.9
2003 grant	1.17	0.0	—	1.17	0.3	0.9	1.17	0.5	1.9
2004 grant	0.80	0.1	0.9	0.80	1.9	1.9	0.80	2.5	2.9
2005 grant	0.86	0.0	1.9	0.86	0.9	2.9	—	—	—
5 Year Sharesave Scheme
2001 grant	1.30	0.0	—	1.30	0.1	0.9	1.30	0.1	1.9
2002 grant	1.15	0.0	0.9	1.15	0.2	1.9	1.15	0.2	2.9
2003 grant	1.17	0.0	1.9	1.17	0.1	2.9	1.17	0.1	3.9
2004 grant	0.80	0.0	2.9	0.80	0.7	3.9	0.80	0.9	4.9
2005 grant	0.86	0.0	3.9	0.86	0.2	4.9	—	—	—
Share option schemes
Pre 2003 grant	1.42	—	—	1.42	9.3	—	1.42	11.5	0.4

        The fair value of the Egg RSP scheme at the date of grant was calculated using a Present Economic Value (binomial) model. The fair values of the sharesave schemes at the date of grant were determined using a Black-Scholes model.

        In the year ended December 31, 2006, no options were granted on Egg plc shares.

        The significant assumptions and inputs used to estimate the fair value of the options granted in 2005 and 2004 are as follows:

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

(c) Total share-based payment expense

        Total expense recognized in the year in the consolidated financial statements related to share-based compensation is as follows:

	2006	2005	2004
	£ million	£ million	£ million
Share-based compensation expense	22	19	13
Amount accounted for as equity-settled	14	15	10
Carrying value at December 31 of liabilities arising from share-based payment transactions	18	10	3
Intrinsic value of above liabilities for which rights had vested at December 31	3	1	—

I3:    Key management remuneration

        Key management constitutes the directors of Prudential plc as they have authority and responsibility for planning, directing and controlling the activities of the Group.

        Total key management remuneration amounts to £13,524,000 (2005: £13,688,000; 2004: £11,274,000). This comprises salaries and short-term benefits of £8,927,000 (2005: £8,087,000; 2004:£7,639,000), post-employment benefits of £1,032,000 (2005: £1,020,000; 2004: £1,058,000), termination benefits of £291,000 (2005: £1,600,000; 2004: £nil) and share-based payments of £3,286,000 (2005: £2,969,000; 2004: £2,577,000).

        Post-employment benefits comprise the change in the transfer value of the accrued benefit relating to directors' defined benefit pension schemes in the year and the total contributions made to directors' other pension arrangements.

        The share-based payments charge is the sum of £1,880,000 (2005: £1,842,000; 2004: £1,815,000), which is determined in accordance with IFRS 2, 'Share-Based Payments' (see note I2) and £1,406,000 (2005: £1,127,000; 2004: £762,000) of deferred share awards.

        Total key management remuneration includes total directors' emoluments of £11,084,000 and additional amounts in respect of pensions, share-based payments and termination benefits.

I4:    Fees payable to auditor

	2006	Restated 2005	Restated 2004
	£ million	£ million	£ million
Fees payable to the Company's auditor for the audit of the Company's annual accounts	2.3	2.2	1.6
Fees payable to the Company's auditor and its associates for other services:
Audit of subsidiaries and associates pursuant to legislation	3.8	3.6	3.7
Other services supplied pursuant to legislation	4.0	1.4	0.9
Other services relating to taxation	0.2	0.5	0.2
Services relating to corporate finance transactions	0.7	0.9	1.0
All other services	1.3	4.2	2.9

Total	12.3	12.8	10.3

        The format of the table has altered from last year in order to comply with new disclosure requirements and the 2005 comparative figures have been restated accordingly. In addition, there were fees of £0.2 million (2005: £0.1 million; 2004: £0.1 million) for the audit of pension schemes.

        The Audit Committee regularly monitors the non-audit services provided to the Group by its auditor and has developed a formal Auditor Independence Policy which sets out the types of services that the auditor may provide, consistent with the guidance in Sir Robert Smith's report 'Audit Committees—Combined Code Guidance' and with the provisions of the US Sarbanes-Oxley Act.

        The Audit Committee annually reviews the auditor's objectivity and independence.

I5:    Related party transactions

        Transactions between the Company and its subsidiaries are eliminated on consolidation.

        In addition, the Company has transactions and outstanding balances with certain unit trusts, OEICs, collateralized debt obligations and similar entities which are not consolidated and where a Group company acts as manager. These entities are regarded as related parties for the purposes of IAS 24. The balances are included in the Group's balance sheet at fair value or amortized cost in accordance with their IAS 39 classifications. The transactions are included in the income statement and include amounts paid on issue of shares or units, amounts received on cancellation of shares or units and paid in respect of the periodic charge and administration fee. Further details of the aggregate assets, liabilities, revenues, profits or losses and reporting dates of entities considered to be associates under IFRS are disclosed in note H8.

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

        Apart from the transactions with directors referred to below, no director had an interest in shares, transactions or arrangements that requires disclosure, other than those given in Item 6 'Directors, Senior management and Employees'. Key management remuneration is disclosed in note I3.

        In 2006, three (2005: two) directors had credit card borrowings with Egg of £2,000 (2005: £7,000). In addition, in 2005 one director had a mortgage with Egg of £118,000 and one director had a life policy with a sum assured of £4.0 million. In 2006 and 2005, other transactions with directors were de-minimis both by virtue of their size and in the context of the directors' financial positions. As indicated above, all of the above noted transactions are on terms equivalent to those that prevail in arm's length transactions.

I6:    Subsidiary undertakings

(i) Principal subsidiaries

        The principal subsidiary undertakings of the Company at December 31, 2006, all wholly owned except PCA Life Assurance Company Limited, were:

	Main activity	Country of Incorporation
The Prudential Assurance Company Limited	Insurance	England and Wales
Prudential Annuities Limited*	Insurance	England and Wales
Prudential Retirement Income Limited (PRIL)*	Insurance	Scotland
M&G Investment Management Limited*	Investment management	England and Wales
Egg Banking plc	Banking	England and Wales
Jackson National Life Insurance Company*	Insurance	US
Prudential Assurance Company Singapore (Pte) Limited*	Insurance	Singapore
PCA Life Assurance Company Limited* (99% owned)	Insurance	Taiwan

*
Owned by a subsidiary undertaking of the Company.

        Each subsidiary has one class of ordinary shares and operates mainly in its country of incorporation, except for PRIL which operates mainly in England and Wales.

        In January 2007, the Company announced that it had entered into a binding agreement to sell Egg Banking plc to Citi, the sale of which was completed on May 1, 2007, as set out in note I8.

(ii) Dividend restrictions and minimum capital requirements

        Certain Group subsidiaries are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to the parent company. UK insurance companies are required to maintain solvency margins which must be supported by capital reserves and other resources, including unrealized gains on investments. Jackson can pay dividends on its capital stock only out of earned surplus unless prior regulatory approval is obtained. Furthermore, without the prior regulatory approval, dividends cannot be distributed if all dividends made within the preceding 12 months exceed the greater of Jackson's statutory net gain from operations or 10 per cent of Jackson statutory surplus for the prior year. In 2007, the maximum amount of dividends that can be paid by Jackson without prior regulatory approval is US$412 million (£211 million) (in 2006: US$565 million (£329 million)). The Group's Asian subsidiaries, mainly the Singapore and Malaysia businesses, may remit dividends to the Group, in general, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations.

        PAC and Jackson are the two principal insurance subsidiaries of the Group, which together comprise approximately 76 per cent (2005: 77 per cent) of total Group assets. At December 31, 2006, the PAC long-term fund's excess of available capital resources over its regulatory requirement (as per line 42 of Form 2 of the PAC FSA regulatory returns) was estimated to be £9.7 billion (2005: £6.0 billion) and the statutory capital and surplus of Jackson was US$3.7 billion (£1.9 billion) (2005: US$3.4 billion (£2.0 billion)). The Group capital position statement for life assurance businesses is set out in note D5.

(iii) Shareholder-backed Acquisition of subsidiaries

2006

        In December 2005, the Company announced its intention to acquire the minority interests in Egg representing approximately 21.7 per cent of the existing issued share capital of Egg. The whole of the minority interests were acquired in the first half of 2006. Under the terms of the offer, Egg shareholders received 0.2237 new ordinary shares in the Company for each Egg share resulting in the issue of 41.6 million new shares in the Company.

        The Company accounts for the purchase of minority interests using the economic entity method. Accordingly, £167 million has been charged to retained earnings representing the difference between the consideration paid (including expenses) of £251 million and the share of net assets acquired of £84 million.

        In January 2007, as described in note I8, the Company announced that it had agreed to sell its holding in Egg.

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

(iv) PAC with-profits fund acquisition

        The PAC with-profits fund acquired a number of venture capital holdings through PPM Capital in which the Group is deemed to have a controlling interest, in aggregate with, if applicable, other holdings held by, for example, the PSPS. There were three such acquisitions in 2006 and 2005. These were acquisitions for:

2006

  •
  53 per cent of the voting equity interests of Histoire D'or, a jewellery retail company, in April 2006;

  •
  51 per cent of the voting equity interests of Azzuri Communications, a business IT service company, in June 2006; and

  •
  60 per cent of the voting equity interests of Paramount plc, a restaurant company, in September 2006.

2005

  •
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

        These acquisitions are considered individually immaterial and therefore all information relating to ventures acquisitions has been presented in aggregate throughout this note. Due to the nature of venture investments, it is not practicable to provide certain information for those acquisitions, including the pro forma Group revenue and consolidated net profit information as if the acquisitions had occurred at the beginning of the year, and the carrying amounts, in accordance with IFRS, of each class of the acquirees' assets, liabilities, and contingent liabilities immediately before acquisition.

        The results of the aggregated ventures acquisitions in 2006, 2005 and 2004 have been included in the consolidated financial statements of the Group commencing on the respective dates of acquisitions and contributed a loss of £7.7 million (2005: loss of £0.1 million; 2004: £16 million) to earnings within the income statement, which is also reflected as part of the change in unallocated surplus of the with-profits fund.

        The table below identifies the net assets of these acquisitions and minor business purchases by existing venture holdings. This reconciles the net assets to the consideration paid in 2006 and 2005:

	Fair value on acquisition 2006	Fair value on acquisition 2005
	£ million	£ million
Cash and cash equivalents	18	29
Other current assets	31	144
Property, plant and equipment	45	82
Intangible assets other than goodwill	139	75
Other non-current assets	100	5
Less liabilities, including current liabilities and borrowings	(581)	(437)

	(248)	(102)
Less minority interests	0	(1)

Net assets acquired	(248)	(103)
Goodwill	336	105

Cash consideration	88	2

        Aggregate goodwill of £336 million (2005: £105 million) has been recognized for the excess of the cost over the Group's interest in the net fair value of the entities' assets, liabilities, and contingent liabilities acquired in 2006.

(v) PAC with-profits fund disposals

2006

        In 2006, Upperpoint Distribution Limited, Taverner Hotel Group Pty Ltd, Orefi, Aperio Group Pty Ltd and BST Safety Textiles Luxembourg S.a.r.l., all venture subsidiaries of the PAC with-profits fund, were disposed of for cash consideration of £133 million. Goodwill of £46 million and cash and cash equivalents of £19 million were disposed of. Note that, in addition, one venture subsidiary was classified as held for sale at December 31, 2006 (see note H9).

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

	2006	2005
	£ million	£ million
Future minimum lease payments for non-cancellable operating leases fall due during the following periods:
Not later than 1 year	53	61
Later than 1 year and not later than 5 years	142	186
Later than 5 years	160	204

        The total minimum future sublease rentals to be received on non-cancellable operating leases for land and buildings for the year ended December 31, 2006 was £1 million (2005: £2 million).

        Minimum lease rental payments for the year ended December 31, 2006 of £50 million (2005: £55 million) are included in the consolidated income statement.

(ii) Capital commitments

        The Group has provided, from time to time, certain guarantees and commitments to third parties including funding the purchase or development of land and buildings and other related matters. At December 31, 2006, the aggregate amount of contractual obligations to purchase and develop investment properties amounted to £146 million (2005: £199 million). The vast majority of these commitments have been made by the PAC with-profits fund.

I8:    Post-balance sheet events—sale of Egg Banking plc

        On January 29, 2007, the Company announced that it had entered into a binding agreement to sell Egg Banking plc, Prudential's UK banking business, to Citi.

        Under the terms of the agreement, the consideration payable to the Company by Citi is £575 million in cash, subject to adjustments to reflect any change in net asset value between December 31, 2006 and completion.

        On May 1, 2007, the Company announced that it has completed the sale of Egg Banking plc to Citi. The net consideration received was £546 million in cash due to changes in net asset value and is subject to finalization of the completion account.

        In addition, the Company has agreed in principle, outline terms with Citi with respect to a UK distribution agreement through which Prudential will provide life and pensions products to Egg's customer base for a five-year period.

        The Company has also been selected as a strategic provider to Citi for the distribution of life insurance products to Citi's consumer banking customers in Thailand, Indonesia and the Philippines.

I9:    Foreign exchange translation

        Foreign currency profit and losses have been translated at average exchange rates for the year. Foreign currency assets and liabilities have been translated at year end rates of exchange.

        The principal exchange rates applied are:

Local currency: £	Closing rate at Dec 31, 2006	Average for 2006	Closing rate at Dec 31, 2005	Average for 2005	Closing rate at Dec 31, 2004	Average for 2004	Opening rate at Jan 1, 2004
Hong Kong	15.22	14.32	13.31	14.15	14.92	14.27	13.90
Japan	233.20	214.34	202.63	200.13	196.73	198.08	191.85
Malaysia	6.90	6.76	6.49	6.89	7.30	6.96	6.80
Singapore	3.00	2.93	2.85	3.03	3.13	3.10	3.04
Taiwan	63.77	59.95	56.38	58.47	60.84	61.10	60.78
US	1.96	1.84	1.72	1.82	1.92	1.83	1.79

I10:    Cash flows

        Structural borrowings of shareholder-financed operations comprise core debt of the parent company and related finance subsidiaries, Jackson surplus notes and Egg debenture loans. Core debt excludes borrowings to support short-term fixed income securities programs and non-recourse borrowings of investment subsidiaries of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.

        Structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of SAIF. Cash flows on other borrowings of with-profits funds, which principally relate to venture investment subsidiaries, are categorised as operating.

        Cash flows relating to discontinued operations, as detailed in note F6, are £nil for 2006, outflows of £5 million for 2005 and inflows of £174 million for 2004. The cashflows for 2005 and 2004 are included in cash flows from operating activities.

I11:    2005 balance sheet

Reanalysis of assets and liabilities for acquired venture investment subsidiaries of the PAC with-profits sub-fund

        Prior to 2006, no intangible assets other than goodwill had been identified for the acquired venture investment subsidiaries of the PAC with-profits sub-fund. In 2006, the Group re-evaluated the nature of the acquired assets and liabilities of those companies and has determined that there are some intangible assets that fall under the scope of IAS 38, 'Intangible Assets', and require separate identification. The Group has consequently altered the allocation between goodwill, intangible assets, and other assets and liabilities. No adjustment to the profits or amounts recorded for the individual line items in the income statement for 2005 was necessary. Accordingly, this reallocation has no effect on 2005 profit before or after tax or on shareholders' equity at December 31, 2005.

        Certain reclassifications have been made to the balances presented in the comparative balance sheet at December 31, 2005 to conform this balance sheet to the current presentation as a result of this reallocation. The impact of the reclassifications is as follows:

£ million
Intangible assets attributable to the PAC with-profits sub-fund:
Goodwill	(188)
Other intangible assets	260
Other debtors	(13)
Unallocated surplus of with-profits funds	27
Deferred tax liabilities	(86)

J:    Summary of Material Differences between IFRS and US Generally Accepted Accounting Principles

US GAAP financial statements

Reconciliation to US GAAP

        The approximate effects on consolidated profit and loss of the differences between IFRS and US GAAP, including a breakdown of the US GAAP adjustments between with-profits funds and other operations, are as follows:

	2006			2005			2004
	With- Profits Funds	Other Operations	Total	With- Profits Funds	Other Operations	Total	With- Profits Funds	Other Operations	Total
	(In £ Millions)
Consolidated profit for the year in accordance with IFRS attributable to equity holders of the Company			874			748			517

US GAAP adjustments:
Business acquisitions and investments in associates:
Investment results	(36)	(30)	(66)	9	(37)	(28)	23	—	23
Cumulative effect of changes in accounting principles (gross of tax) see page F-224	—	—	—	—	—	—	(14)	—	(14)
Restructuring charges	9	10	19	(2)	(18)	(20)	(3)	11	8
Investments:
Real estate:
Investment results	(583)	(135)	(718)	(537)	(224)	(761)	(839)	(203)	(1,042)
Cumulative effect of changes in accounting principles (gross of tax) see page F-226	—	—	—	—	—	—	—	(638)	(638)
Securities	826	532	1,358	(690)	(496)	(1,186)	(283)	(78)	(361)
Mortgage and other loans	—	—	—	—	(10)	(10)	(2)	(4)	(6)
Derivative instruments	—	22	22	—	(61)	(61)	(8)	149	141
Long-term business:
Revenue and expense recognition	(217)	(463)	(680)	82	(265)	(183)	(2)	(433)	(435)
Deferred acquisition costs	(57)	88	31	(204)	220	16	(12)	104	92
Policy liabilities	1,653	(427)	1,226	7,005	295	7,300	1,104	160	1,264
Cumulative effect of changes in accounting principles (gross of tax) see page F-232	—	—	—	—	—	—	(9)	—	(9)
Reversal of transfer to unallocated surplus	2,266	—	2,266	1,794	—	1,794	3,509	—	3,509
Provision for policyholders' share of earnings and losses on with-profits business in excess of cost of policyholder bonuses declared	(3,306)	—	(3,306)	(6,277)	—	(6,277)	(2,979)	—	(2,979)
Profit on disposals	—	—	—	—	—	—	—	(5)	(5)
Pension plans	(344)	(172)	(516)	(338)	103	(235)	(39)	(6)	(45)
Stock-based compensation	—	1	1	(1)	4	3	1	5	6
Deferred tax effect:
Cumulative effect of changes in accounting principles	—	—	—	—	—	—	—	117	117
Other adjustments above	156	38	194	(144)	236	92	(115)	63	(52)

Total US GAAP adjustments	367	(536)	(169)	697	(253)	444	332	(758)	(426)

Consolidated net income in accordance with US GAAP			705			1,192			91

        The approximate effects on consolidated shareholders' equity of the differences between IFRS and US GAAP, including a breakdown of the US GAAP adjustments between with-profits funds and other operations as of December 31 are as follows:

	2006			2005
	With- Profits Funds	Other Operations	Total	With- Profits Funds	Other Operations	Total
	(In £ Millions)
Consolidated shareholders' equity in accordance with IFRS			5,488			5,194

US GAAP adjustments:
Business acquisitions and investments in associates	154	565	719	189	416	605
Restructuring charges	9	10	19	—	—	—
Investments:
Real estate	(6,410)	(1,204)	(7,614)	(5,841)	(1,068)	(6,909)
Mortgage and other loans	—	(3)	(3)	—	(3)	(3)
Derivative instruments	—	10	10	—	(6)	(6)
Long-term business:
Revenue and expense recognition	(1,308)	(1,896)	(3,204)	(1,189)	(1,472)	(2,661)
Deferred acquisition costs	1,958	899	2,857	2,049	846	2,895
Policy liabilities	20,370	265	20,635	18,262	683	18,945
Reversal of unallocated surplus of with-profits funds	10,577	—	10,577	8,344	—	8,344
Undistributed policyholder allocations	(22,539)	—	(22,539)	(19,226)	—	(19,226)
Pension plans	88	199	287	181	260	441
Stock-based compensation and treasury stock	—	—	—	—	(6)	(6)
Deferred tax effect of the above adjustments	(395)	367	(28)	(633)	213	(420)

Total US GAAP adjustments	2,504	(788)	1,716	2,136	(137)	1,999

Consolidated shareholders' equity in accordance with US GAAP			7,204			7,193

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

Goodwill and other intangible assets

        Business acquisitions are accounted for using the purchase method under both IFRS and US GAAP. Under IFRS, goodwill arising on acquisitions of subsidiaries and businesses is capitalized and carried as an intangible asset at initial value less any accumulated impairment losses. Goodwill impairment testing is conducted annually and when there is an indication of impairment.

        The primary difference in the balance sheet carrying value for goodwill between IFRS and US GAAP is in respect of the timing when goodwill amortization was frozen and the capitalization of goodwill on acquisitions prior to 1998. As permitted by IFRS, the Group elected not to apply retrospectively the provisions of IFRS 3, 'Business Combinations' to business combinations that occurred prior to January 1, 2004. At the date of transition therefore, no adjustment was made between UK GAAP and IFRS shareholders' equity for any historical business combination. Consistent with this approach, goodwill recognized in the opening balance sheet at January 1, 2004 for acquired businesses that had previously been consolidated was the same as previously shown under UK GAAP. Under UK GAAP, goodwill arising on acquisitions prior to January 1, 1998 was charged against shareholders' equity when acquired. For acquisitions after this date, goodwill was recorded as an asset and amortized on a straight-line basis over its estimated useful life, generally not exceeding 20 years. After the transitional date, January 1, 2004, goodwill was no longer amortized under IFRS. Under US GAAP, goodwill arising on acquisitions prior to January 1, 1998 was capitalized and the amortization of goodwill was discontinued from January 1, 2002 upon the adoption of FAS 142 "Goodwill and Other Tangible Assets".

        Goodwill on newly consolidated entities, for example on venture fund investments, is determined by reference to net assets at transition date under IFRS. The Group has chosen to express its goodwill at transition in pounds sterling rather than in functional currency, as permitted by IFRS 1.

        Apart from the transitional difference described above, under both US GAAP and IFRS, goodwill and other indefinite lived intangible assets are now not amortized and are subjected to an impairment test at least annually. There were no impairment charges made in 2006 or 2004. During 2005, the Group made an impairment charge on the goodwill of the Japanese life business reducing the goodwill to nil at December 31, 2005. As prescribed by IFRS 1, the goodwill balance under IFRS at January 1, 2004 for previously consolidated entities at that date reflected the carrying value under UK GAAP where goodwill was recorded as an asset and amortized on a straight-line basis over its estimated useful life. As a result of this treatment, the impairment charge on the Japanese life business in 2005 under US GAAP of £134 million was £14 million higher than its IFRS equivalent.

        Another difference in respect of the carrying value of goodwill between IFRS and US GAAP is in relation to the acquisition of the whole of the minority interest of Egg by the Group in 2006. Under the terms of the offer, Egg shareholders received 0.2237 new ordinary shares in the Company for each Egg share resulting in the issue of 41.6 million new shares in the Company. Under IFRS, the Company accounts for the purchase of minority interests using the economic entity method. Accordingly, £167 million has been charged to retained earnings representing the difference between the consideration paid (including expenses) of £251 million and the share of net assets acquired of £84 million. Under US GAAP, the acquisition of the minority interests in Egg is accounted for by the purchase method. Goodwill and other intangible assets (net of related adjustments for deferred taxation) of £181 million have been recognized representing the excess of the consideration paid (including expenses) of £251 million over the fair value of the share of other net assets acquired measured under US GAAP of £70 million.

        Under IFRS, the Group's other intangible assets include the present value of profits that are expected to emerge from acquired insurance businesses. The present value of the in-force business is calculated using best estimate actuarial assumptions for interest, mortality, persistency and expenses, and is amortized over the anticipated lives of the related contracts in the portfolio.

        Under US GAAP, similar to IFRS, intangible assets include the value of insurance business acquired. These assets, however, are defined, measured and amortized in accordance with the methodology and assumptions used to calculate policyholder liabilities under US GAAP resulting in valuation differences between IFRS and US GAAP.

        In addition to the value of insurance business acquired, the Group's other intangible assets under both IFRS and US GAAP include intangible assets other than goodwill identified and recognized on the acquisitions of subsidiaries of the Group. Under IFRS, the identification and valuation of these other intangible assets fall under the scope of IAS 38, "Intangible Assets". IAS 38 is only applicable to the acquisitions of investment subsidiaries with an agreement date after January 1, 2004, the transition date to IFRS at which IAS 38 also became effective for the Group. The applicable literature under US GAAP is FAS 141, "Business Combinations" which applies to all acquisitions after June 30, 2001. See note I11 "2005 balance sheet" for IFRS and note K "Goodwill and Other Intangible Assets" for US GAAP for explanation on certain reclassifications made to goodwill and other acquired intangible assets in 2006.

        The US GAAP adjustments for goodwill had the following effects on the condensed consolidated US GAAP financial statements:

	2006	2005	2004
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Impairment expense	—	(14)	—
Other income (charges)	—	—	35

	—	(14)	35

Condensed consolidated US GAAP balance sheets:
Intangible assets	561	447

        The US GAAP adjustments for other intangibles had the following effects on the condensed consolidated US GAAP financial statements:

	2006	2005	2004
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Other charges (amortization expense)	(49)	(11)	(10)

Condensed consolidated US GAAP balance sheets:
Intangible assets	212	206

Consolidation

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

        Under IFRS, the Group's investments in joint ventures are recognized using proportional consolidation whereby the Group's share of an entity's individual balances are combined line-by-line with similar items into the Group's financial statements. Under US GAAP, prior to 2006 investments in joint ventures are recorded using the equity method of accounting. In 2006, the Group has taken advantage of the Securities and Exchange Commission (SEC) accommodation which allows issuers to prepare financial statements on a basis of accounting other than US GAAP that allows proportional consolidation for investments in joint ventures that would be accounted for under the equity method pursuant to US GAAP to omit the differences in classification or display that result from using proportional consolidation in the reconciliation to US GAAP. Accordingly, the Group has not made the reclassification adjustment from proportional consolidation under IFRS to equity method under US GAAP for its investment in joint ventures in 2006. The summarized balance sheet, income statement and cash flow information of the joint ventures of the Group are disclosed in note H8.

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

        The US GAAP adjustments for consolidation purposes had the following effects on the condensed consolidated US GAAP financial statements:

	2006	2005	2004
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Equity investment income	(1)	10	(1)
Investment results	(16)	(13)	(1)

	(17)	(3)	(2)
Change in accounting principle	—	—	(14)

Total US GAAP adjustments	(17)	(3)	(16)

Condensed consolidated US GAAP balance sheets:
Fixed maturities	(42)	(33)
Equity securities	(17)	(18)
Other investments	5	3

Total US GAAP adjustments	(54)	(48)

        The change in accounting principle of £14 million (gross of tax) in 2004 was as a result of the adoption of FIN 46-R, 'Consolidation of Variable Interest Entities' by the Group in that year. For further details on the adoption of FIN 46-R, please see Recently Adopted Accounting Pronouncements' in note K.

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

        The US GAAP adjustments for restructuring charges had the following effects on the condensed consolidated US GAAP financial statements:

	2006	2005	2004
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Underwriting, acquisition and other operating expenses	19	(20)	8

Total US GAAP adjustments	19	(20)	8

Condensed consolidated balance sheets:
Other liabilities	19	—

Total US GAAP adjustments	19	—

        Under US GAAP, restructuring provisions of £19 million and £nil million were excluded from the consolidated balance sheets at December 31, 2006 and 2005 respectively.

        The restructuring adjustments in 2004 and 2005 related mainly to the restructuring provision of the withdrawal of Egg from the French market and the relocation of the direct sales force and customer services center of UK insurance operations. The restructuring adjustments in 2006 relates to the provision for the initiative announced in December 2005 to integrate the UK insurance operations with Egg and M&G.

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

        The US GAAP adjustments for real estate had the following effects on the condensed consolidated US GAAP financial statements:

	2006	2005	2004
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Investment results	(718)	(761)	(1,042)
Change in accounting principle	—	—	(638)

Total US GAAP adjustments	(718)	(761)	(1,680)

Condensed consolidated US GAAP balance sheets:
Real estate	(7,614)	(6,909)

Total US GAAP adjustments	(7,614)	(6,909)

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

Securities

        As permitted by IFRS, prior to the adoption of IAS 39 on January 1, 2005, the Group applied UK GAAP principles for valuation and disclosure of financial assets and liabilities. Accordingly, for the 2004 comparative results, all equity securities and portfolio holdings in unit trusts are carried at fair value. Changes in fair value are recorded in the income statement. Debt and other fixed income securities were also carried at fair value, except for those held by Jackson, which were carried at amortized cost, and those held by Egg, which were carried at cost less any provision for permanent diminution in value.

        Upon the adoption of IAS 39 on January 1, 2005, with the exception of debt securities held by Jackson and Egg, the Group has opted to designate all securities including holdings in consolidated unit trusts and similar entities as fair value through profit and loss. The debt securities of Jackson and Egg are accounted for on an available-for-sale basis. Accordingly, they are carried at fair value with movements thereon being recorded directly to shareholders' equity rather than the income statement. In addition, following the adoption of IAS 39, bid value rather than the mid-market value is applied to obtain the fair value of certain securities.

        Under US GAAP, investments in debt and equity securities are carried at fair value on a bid valuation basis with changes in fair value of securities classified as trading being recognized in the statement of income. In addition to the debt securities of Jackson and Egg, the Group has also designated the equity securities of Jackson and the debt securities of Japan and UK annuity business as available-for-sale. Changes in fair value of securities classified as available-for-sale are recorded as a component of other comprehensive income in shareholders' equity, net of related deferred acquisition cost amortization, changes in policyholder benefit liabilities and deferred taxes. When impairment of available-for-sale securities is deemed to be other than temporary, the decrease in value is included in the statement of income as a realized loss and a new cost basis is established.

        The US GAAP adjustments for securities had the following effects on the condensed consolidated US GAAP financial statements:

	2006	2005	2004
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Investment results	1,358	(1,186)	(361)

Total US GAAP adjustments	1,358	(1,186)	(361)

Mortgage and other loans

        Under IFRS, for the 2004 comparative results which followed the principles previously applied in UK GAAP as permitted by IAS 39, loans collateralized by mortgages held by Egg and Jackson are carried at outstanding principal balances less allowances for loan losses. Loans collateralized by mortgages and other unsecured loans held by UK Insurance Operations are carried at fair value with changes in fair value recorded in the consolidated income statement.

        Upon the adoption of IAS 39 on January 1, 2005, all loans and receivables are carried at amortized cost subject to provisions for permanent dimunition in value.

        Under US GAAP, all loans are carried at their outstanding principal balances, less allowances for loan losses.

        The US GAAP adjustments for mortgage and other loans had the following effects on the condensed consolidated US GAAP financial statements:

	2006	2005	2004
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Investment results	—	(10)	(6)

Total US GAAP adjustments	—	(10)	(6)

Condensed consolidated US GAAP balance sheets:
Other loans	(3)	(3)

Total US GAAP adjustments	(3)	(3)

Derivative instruments

        Under IFRS, for the 2004 comparative results which followed the principles previously applied in UK GAAP as permitted by IAS 39, depending on their nature and purpose, derivative instruments are either accounted for at fair value or treated as a hedge and accounted for on an accrual or deferral basis.

        Following the Group's adoption of IAS 39 on January 1, 2005, all derivative financial instruments except those designated as effective hedging instruments are accounted for at fair value with movements thereon under IFRS and USGAAP, recorded in the net income statement.

        The adjustment between IFRS and US GAAP in relation to derivative instruments arises from the different hedging designation and effectiveness criteria applied by the Group under IAS 39 and IAS 133 respectively. See 'Hedging' in Note K for further details on the hedges designated by the Group under US GAAP and see note G3 "Derivatives and hedging for hedges under IFRS.

        For IFRS purposes, in 2006 and 2005, in addition to the hedges designated under US GAAP above, the Group has also designated certain of Egg's interest rate swaps as cash flow hedges. Additionally, in 2005 certain borrowings in US dollars were designated as a net investment hedge in Jackson under IAS 39 but not US GAAP. The change in the fair value of Egg's interest rate swaps in 2006 and 2005 and the impact of the currency translations of the US dollar borrowings in 2005 were therefore recorded as a component of shareholders' equity under IFRS. Under US GAAP, these were recorded in the income statement.

        The US GAAP adjustments for derivative instruments had the following effects on the condensed consolidated US GAAP financial statements:

	2006	2005	2004
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Investment results	22	(61)	141

Total US GAAP adjustments	22	(61)	141

Condensed consolidated US GAAP balance sheets:
Debt and other liabilities	10	(6)

Total US GAAP adjustments	10	(6)

Long-term Business

Revenue and expense recognition

        Under IFRS, prior to the adoption of IFRS 4, IAS 39 and IAS 32 on January 1, 2005, all premium and annuity considerations and related expenses, investment returns, and increases in policyholder accounts and other long-term business liabilities are, on recognition, recorded in the income statement.

        For 2005 and 2006, the recognition basis in the income statement remains the same except for investment contracts which do not contain discretionary participating features. The Group's investment contracts primarily comprise certain unit-linked savings contracts in the UK and Asia and contracts with fixed and guaranteed terms in the US (such as guaranteed investment contracts and annuity-certains). For these contracts, the accounting reflects the deposit nature of the arrangement with premiums and claims reflected as deposits and withdrawals taken directly to the balance sheet. Policy fees charged on these products are recognized as revenue in the income statement when related services are provided. If the contract involves up-front charges, this income is deferred and amortized through the income statement in line with contractual service provision.

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

        The US GAAP adjustments for differences in revenue and expense recognition had the following effects on the condensed consolidated US GAAP financial statements:

	2006	2005	2004
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Insurance policy revenues	(8,857)	(8,786)	(9,851)
Investment results	(867)	72	(389)
Benefits and claims	9,044	8,531	9,812
Other charges	—	—	(7)

Total US GAAP adjustments	(680)	(183)	(435)

Condensed consolidated US GAAP balance sheets:
Other assets	—	(169)
Other liabilities	235	379
Policyholder benefit liabilities	(3,439)	(2,871)

Total US GAAP adjustments	(3,204)	(2,661)

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

        Upon the adoption of IFRS 4 in 2005 and the resulting voluntary application of UK accounting standard FRS 27 on January 1, 2005 as described in Note A3, the deferred acquisition costs of the with-profits contracts of the UK regulated with-profits funds were derecognized and these acquisition costs are now expensed as incurred. The 2004 comparative results have not been restated for this change as permitted by IFRS 4. Furthermore, for those contracts classified as investment contracts without discretionary participating features under IAS 39, directly attributable costs relating to the investment management element of these contracts are capitalized and amortized in line with related revenue.

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

        The US GAAP adjustments for deferred acquisition costs had the following effects on the condensed consolidated US GAAP financial statements:

	2006	2005	2004
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Underwriting, acquisition and other operating expenses	31	16	92

Total US GAAP adjustments	31	16	92

Condensed consolidated US GAAP balance sheets:
Deferred acquisition costs	2,857	2,895

Total US GAAP adjustments	2,857	2,895

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

        The Group adopted IFRS 4 on January 1, 2005. As permitted by IFRS 4, assets and liabilities of insurance contracts and investments contracts with discretionary participation features are accounted for under previously applied GAAP. Accordingly, except as described below relating to UK regulated with-profits funds, the MSB of reporting as set out in the revised ABI SORP in December 2005 has been applied for the 2005 and 2006 results. Investment contracts without discretionary participation features are accounted for on a basis that reflects the hybrid nature of the arrangements whereby the deposit component is accounted for as a financial instrument under IAS 39 and the service component is accounted for under IAS 18, 'Revenue'.

        Under IFRS, from January 1, 2005, the Group has chosen to improve its accounting for UK regulated with-profits funds by the voluntary application of the UK accounting standard FRS 27, 'Life Assurance'. This standard requires the liabilities of the policyholders of the UK regulated with-profits life insurance business to be measured on the basis determined in accordance with the UK FSA Peak 2 realistic capital regime, subject to adjustments specified in the FRS, which effectively values the contract liability based on assumptions in effect at the reporting date. As all amounts of the with-profits funds not yet allocated to policyholders or shareholders are recorded to the unallocated surplus, shareholders' equity is not affected by this change.

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

        The US GAAP adjustments for policy liabilities had the following effects on the condensed consolidated US GAAP financial statements:

	2006	2005	2004
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Benefits and claims	1,226	7,300	1,264
Change in accounting principle	—	—	(9)

Total US GAAP adjustments	1,226	7,300	1,255

Condensed consolidated US GAAP balance sheets:
Policyholder benefit liabilities	20,635	18,945

Total US GAAP adjustments	20,635	18,945

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

        The US GAAP adjustments for undistributed policyholder allocations had the following effects on the condensed consolidated US GAAP financial statements:

	2006	2005	2004
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Benefits and claims (cost of bonuses declared)	2,395	1,963	1,750
Provision for policyholders' share of earnings and losses on with-profits business	(6,314)	(9,256)	(5,412)
Income tax attributable to the policyholders' share of earnings on with-profits business	613	1,016	683

Total US GAAP adjustments	(3,306)	(6,277)	(2,979)

Condensed consolidated US GAAP balance sheets:
Undistributed policyholder allocations	(22,539)	(19,226)

Total US GAAP adjustments	(22,539)	(19,226)

        The IFRS unallocated surplus and related income statement transfer have been reversed for US GAAP. The reduction in liabilities increased shareholders' equity in the condensed consolidated US GAAP balance sheets by £10,577 million and £8,344 million at December 31, 2006 and 2005, respectively. The reversal of the related IFRS profit and loss account transfer increased net income in the condensed consolidated US GAAP income statement by £2,266 million, £1,794 million and £3,509 million in 2006, 2005 and 2004, respectively.

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

Profit on Disposals

        Under US GAAP, cumulative foreign currency translation gains and losses realized upon sale of an operation are reversed from shareholders' equity and included in net income as part of the gain or loss on the sale. The accounting treatment is similar under IFRS except that the Group has elected to apply the provision under IFRS 1 to set the cumulative foreign currency translation differences of its overseas operations to zero at the date of transition IFRS, which was January 1, 2004.

        In August 2004, the Company sold its interest in Life Assurance Holding Corporation Limited for £41 million. After taking into account the carrying value of the investment of £34 million at the date of disposal and tax on gain on sale of £3 million, the profit on sale was £4 million net of tax. There was no difference between IFRS and US GAAP on this profit on sale.

        In October 2004, Jackson sold Jackson Federal Bank to Union BanCal Corporation for £166 million. After taking into account net assets, goodwill and related expenses totaling £130 million, the gain on sale net of tax of £16 million was £20 million. Profit on sale on a US GAAP basis is £5 million lower than on an IFRS basis as a result of different accumulated goodwill amortization. The gain on disposal and results of the operations of Jackson Federal Bank for all periods presented are included in discontinued operations on the consolidated income statement.

Pension Plans

        Under IFRS, for the Group's defined benefit plans, if the present value of the defined benefit obligation exceeds the fair value of the schemes assets, then a liability is recorded in the Group's balance sheet. The Group utilizes the projected unit credit method to calculate the defined benefit obligation. Estimated future cash flows are then discounted at a high-quality corporate bond rate to determine its present value. The actuarial gains and losses as a result of changes in assumptions or experience variances are included in the income statement. The plan assets of the Group's pension schemes exclude several insurance contracts that have been issued by the Group. In accordance with IAS 19 "Employee Benefits", these assets are excluded from plan assets in determining the pension obligation recognized.

        Under US GAAP, the Group applies the requirements of Statement of Financial Accounting Standard No. 87, "Employers' Accounting for Pensions" (FAS 87) to its staff pension plans. In 2006, the Group adopted Statement of Financial Accounting Standard No 158, "Employers' Accounting for Defined Benefit Pension and Other Post retirement Plans—an amendment to FASB Statements No. 87, 88, 106 and 132 (R)" (FAS 158) on December 31, 2006. This statement requires the overfunded or underfunded status of a defined benefit scheme to be recognized in the statement of financial position and to recognize changes in that funded status, in the year in which the changes occur, through other comprehensive income. Under this new standard actuarial gains and losses and prior service costs or credits that arise during the period, but are not recognized as components of the net periodic benefit costs in the income statement, are recognized as a component of other comprehensive income. Under FAS 158, the adjustments for the recognition of the pension scheme minimum liability are no longer relevant as the financial position reflects the projected liabilities. FAS 158 does not affect the determination of the periodic pension cost.

        During 2005, a £115 million credit for prior service cost was recognized for a reduction in the assumed level of discretionary increase for future pensions in payment for the PSPS scheme. Under IFRS, this prior service cost was recognized immediately in full in the income statement as the benefits are fully vested. Under US GAAP, the credit for the prior service cost has been amortized over the future service periods of those employees active at the date of amendment who are expected to receive benefits under the plan in accordance with FAS 87. Under FAS 158, the unamortized portion is now recognized in accumulated other comprehensive income.

        The US GAAP adjustments for pension plans had the following effects on the condensed consolidated US GAAP financial statements:

	2006	2005	2004
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Underwriting, acquisition and other operating expenses	(516)	(235)	(45)

Total US GAAP adjustments	(516)	(235)	(45)

Condensed consolidated US GAAP balance sheets:
Other assets (wholly due to the exclusion of insurance contracts issued by the Group from the IAS 19 plan assets)	287	—
Other liabilities (£253 million due to the exclusion of insurance contracts issued by the Group from the IAS 19 plan assets)	—	441

Total US GAAP adjustments	287	441

        With the adoption of FAS 158, there is no additional minimum liability recognized at the end of 2006. In 2005, under FAS 87, prior to the adoption of FAS 158, if the accumulated benefit obligation exceeded the fair value of plan assets and a prepaid pension cost had been recorded, then a minimum additional liability must be recognized. This reflected the under-funding of the pension plans on an accumulated benefit obligation basis and was charged to other comprehensive income.

        The US GAAP adjustments for the recognition of a pension scheme minimum liability (included in the effects on the consolidated US GAAP balance sheets above) are shown separately below:

	2006	2005
	(In £ millions)
Condensed consolidated US GAAP balance sheets:
Other assets	—	(804)
Other liabilities	—	(344)

Total US GAAP adjustments	—	(1,148)

Stock-based Compensation and Treasury Stock

        Under IFRS 2 "Share-based Payment", entities are required to recognize an expense, measured at fair value, in respect of all the share-based payments made. The fair value is recognized in the income statement over the relevant vesting period and adjusted for lapses and forfeitures, with the number of shares expected to lapse or be forfeited estimated at each balance sheet date prior to the vesting date. The only exception is where the share-based payment depends upon vesting outcomes attached to market based performance conditions such as in the case of the Restricted Share Plan. Under these circumstances additional modeling is required to take into account these market based performance conditions. No subsequent adjustment is then made to the fair value change for shares that do not vest on account of these performance conditions not being met.

        Under US GAAP, the Group adopted FAS 123(R) "Share-based Payment" on January 1, 2006. FAS 123(R) requires compensation costs for share-based payments to employees to be recognized based on the grant-date fair value of the award and charged to the income statement over the relevant vesting period. The Group adopted the modified prospective application under FAS 123(R) whereby FAS 123(R) is applied to all awards granted after the effective date for the Group, January 1, 2006, and to awards modified, repurchased or cancelled after that date. Additionally, FAS 123(R) is also applied to awards granted after January 1, 1995 and which have not vested by the date of adoption, January 1, 2006.

        Under the modified prospective application method adopted for FAS 123(R), the prior financial statements of the Group are not adjusted. Prior to the adoption of FAS 123(R), the Group applied APB Opinion No. 25 "Accounting for Stock Issued to Employees". Under APB 25, compensation costs for all stock-based plans were determined based on the quoted market price of the stock at the measurement date less the amounts, if any, that employees were required to pay. These costs were recognized in net income over the plans' respective vesting periods. The measurement date was the date upon which are known both the number of shares or options the employee is entitled to and the employee's cost per share.

        Any Prudential shares held by trusts under employee incentive plans and purchased from the open market are reported at historical cost while those held by a qualifying employee share ownership trust are newly issued shares and reported at nominal value which represents historical cost. The total numbers of shares held by these trusts at December 31, 2006 and 2005, were 7.5 million and 10.7 million shares, respectively, and are classified as treasury stock in the consolidated balance sheet.

        The US GAAP adjustments for stock-based compensation had the following effects on the condensed consolidated US GAAP financial statements:

	2006	2005	2004
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Underwriting, acquisition and other operating expenses	1	3	6

Total US GAAP adjustments	1	3	6

Condensed consolidated US GAAP balance sheets:
Other liabilities	—	(6)

Total US GAAP adjustments	—	(6)

Deferred Income Tax

        Under IFRS, deferred taxes are provided under the liability method for all temporary differences, being the difference between the carrying amount of an asset or liability in the balance sheet and its value for tax purposes. In accordance with IAS 12, 'Income Taxes', however, the Group does not provide for deferred tax on undistributed earnings of subsidiaries where the Group is able to control the timing of the distribution and the temporary difference created is not expected to reverse in the foreseeable future. Deferred tax assets are only recognized when it is probable that future taxable profits will be available against which these losses can be utilized.

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

        The US GAAP adjustments for deferred income tax had the following effects on the condensed consolidated US GAAP financial statements:

	2006	2005	2004
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Income tax credit	194	92	65

Total US GAAP adjustments	194	92	65

Reconciliation line items for consolidated net income:
Deferred tax effect on cumulative effect of changes in accounting principles	—	—	117
Deferred tax effect of other US GAAP adjustments	194	92	(52)

Total US GAAP adjustments	194	92	65

Condensed consolidated US GAAP balance sheets:
Net deferred income tax liability	(28)	(420)

Total US GAAP adjustments	(28)	(420)

Reconciliation line items for consolidated shareholders' equity:
Deferred tax effect of other US GAAP adjustments	(28)	(420)

Total US GAAP adjustments	(28)	(420)

        The change in accounting principle of £117 million in 2004 was as a result of the adoption of SOP 03-1, 'Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and for Separate Accounts' effective January 1, 2004. For further details on the adoption of SOP 03-1, please see 'Recently Adopted Accounting Pronouncements' in note K below.

        An amount of £114 million was recorded as a cumulative effect of a change in accounting principle in 2004 in the condensed consolidated income statement. This is in contrast with the £117 million shown in the IFRS to US GAAP reconciliation of net income due to the impact of SOP 03-1 on the policyholder benefit provisions of Jackson which is already valued in accordance with US GAAP for IFRS reporting purposes.

Earnings Per Share under US GAAP

        No adjustments were required from net income to net income available to common shareholders used in either the basic or diluted earnings per share calculation under US GAAP. The only dilutive potential shares outstanding affecting the diluted earnings per share calculation relate to employee stock options, which increased average weighted shares outstanding by 3 million shares, 4 million shares and 3 million shares in 2006, 2005 and 2004, respectively.

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

	2006		2005		2004
	(In £ Millions)
Condensed consolidated US GAAP statement of income and comprehensive income
Insurance policy revenues	8,017		7,561		6,786
Investment results	15,130		19,124		13,348
Other income	1,975		2,023		2,106

Total revenue	25,122		28,708		22,240
Benefits and claims	(12,882)		(13,156)		(10,920)
Provision for policyholders' share of earnings on with-profits business	(6,314)		(9,256)		(5,412)
Underwriting, acquisition and other operating expenses	(4,673)		(4,636)		(4,848)
Other charges	(158)		(166)		(43)

Net income before income taxes	1,095		1,494		1,017

Income tax expense	(1,003)		(1,293)		(997)
Income tax attributable to the policyholders' share of earnings on with-profits business	613		1,016		683

Income tax attributable to shareholders	(390)		(277)		(314)

Net income before minority interests	705		1,217		703
Minority interests	(1)		(11)		(6)

Net income from continuing operations after minority interests	704		1,206		697
Loss from discontinued operations including profit on disposals (net of applicable income tax of nil and £(15) million respectively)	—		(14)		(88)
Cumulative effect of changes in accounting principles (net of applicable income tax effects of 2006: nil and 2004: £(114) million), see page F-264 and pages F-266 to F-271	1		—		(518)

Net income	705		1,192		91
Other comprehensive (loss) income	(795)		401		(73)

Total comprehensive (loss) income	(90)		1,593		18

Earnings per share under US GAAP (In Pence)
Basic (based on 2,413 million, 2,365 million and 2,124 million shares, respectively):
Income from continuing operations after minority interests	29.2	p	51.0	p	32.8	p
Loss from discontinued operations including profit on sale	—		(0.6	)p	(4.1	)p
Cumulative effect of changes in accounting principles	—		—		(24.4	)p
Net income	29.2	p	50.4	p	4.3	p
Diluted (based on 2,416 million, 2,369 million and 2,127 million shares, respectively):
Income from continuing operations after minority interests	29.1	p	50.9	p	32.8	p
Loss from discontinued operations including profit on sale	—		(0.6	)p	(4.1	)p
Cumulative effect of changes in accounting principles	—		—		(24.4	)p
Net income	29.1	p	50.3	p	4.3	p

	December 31
	2006	2005
	(In £ Millions)
Condensed consolidated US GAAP balance sheets
Assets
Investments:
Fixed maturities	80,496	82,218
Equity securities	67,457	62,552
Short-term investments	10,418	9,163
Real estate	6,592	6,845
Mortgage loans	4,289	4,728
Policy loans	820	865
Other loans	5,894	6,788
Other investments	4,513	3,651

Total investments	180,479	176,810
Cash	3,846	2,371
Deferred acquisition costs	5,313	5,238
Intangible assets	3,044	2,748
Other assets	5,326	4,884
Separate account assets	11,860	8,931

Total assets	209,868	200,982

Liabilities
Policyholder benefit liabilities	138,672	136,244
Undistributed policyholder allocations	22,539	19,226
Debt	9,909	14,045
Net deferred income tax liability	2,924	2,749
Other liabilities	16,643	12,422
Separate account liabilities	11,860	8,931

Total liabilities	202,547	193,617

Minority interest	117	172

Shareholders' equity
Common stock	122	119
Additional paid-in capital	2,190	1,841
Less treasury stock	(64)	(69)
Retained earnings	5,436	5,129
Accumulated other comprehensive (loss) income	(480)	173

Total shareholders' equity	7,204	7,193

Total liabilities and shareholders' equity	209,868	200,982

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

Income Taxes

        Under US GAAP, income before income taxes is determined after deducting the provision for policyholders' share of earnings on with-profits business before income taxes. Income tax expense includes income taxes that will be charged to undistributed policyholder allocations. The income tax attributable to the policyholders' share of earnings on with-profits business, calculated as 90 per cent of the total income tax on with-profits business, is deducted from income tax expense to arrive at income tax attributable to shareholders.

Separate Account Assets and Liabilities

        Under US GAAP, following the Group's adoption of Statement of Position 03-1, 'Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and Separate Accounts' (SOP 03-1) in 2004, only the segregated accounts of Jackson and Taiwan Life meet the criteria for classification as separate accounts. For further details on the impact of SOP 03-1 adoption on the Group's results, please see the section of this note which addresses 'Recently Adopted Accounting Pronouncements'.

        The US GAAP reclassifications for separate account assets and liabilities relating to linked business had the following effects on the condensed consolidated US GAAP financial statements.

	December 31
	2006	2005
	(In £ Millions)
Condensed consolidated US GAAP balance sheets:
Fixed maturities	(82)	(83)
Equity securities	(11,757)	(8,836)
Other investments	(21)	(12)
Separate account assets	11,860	8,931
Policyholder benefit liabilities	11,860	8,931
Separate account liabilities	(11,860)	(8,931)

Total US GAAP adjustments	—	—

Discontinued Operations

        Under US GAAP, discontinued operations consist only of the sale or disposal of a business whose activities comprise a distinct line of business, class of policyholder, or, a component of an entity comprising operations and cash flows that can be clearly distinguished from the rest of the entity.

        During 2006 there were no discontinued operations. For 2006, Egg is reported as part of continuing operations, as the sale of Egg to Citi after the balance sheet date did not meet the US GAAP criteria for presentation as discontinued operations. Note I8 provides details of the agreement to sell Egg after the balance sheet date.

        During 2005, Egg sold Funds Direct, its investment wrap business. This disposal met the US GAAP criteria for presentation as discontinued operations.

        In 2004, the Group sold its Egg France operations and Jackson Federal Bank, a wholly owned subsidiary of Jackson National Life. These disposals met the US GAAP criteria for presentation as discontinued operations.

Other Comprehensive (Loss) Income

        An analysis of accumulated other comprehensive (loss) income follows:

	2006	2005	2004
	(In £ Millions)
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during the year	(260)	324	(177)
Unrealized investment (loss) gains on available-for-sale securities:
Unrealized holding (loss) gains arising during the year	(1,324)	535	274
Less reclassification adjustment for gains included in net income	(293)	(104)	(72)

Unrealized investment (loss) gains, net	(1,617)	431	202
Related amortization of deferred acquisition costs	133	275	85
Related loss recognition	536	(408)	118
Policyholders' share of with-profits business	96	(82)	(195)
Related deferred taxes	317	(78)	(120)

Net unrealized (loss) gains on available-for-sale securities	(535)	138	90
Recognition of pension scheme minimum liability:
Recognition of pension scheme minimum liability	—	281	53
Related deferred taxes	—	(20)	2
Policyholders' share of pension scheme minimum liability	—	(322)	(41)

Total pension scheme adjustments	—	(61)	14

Other comprehensive (loss) income	(795)	401	(73)
Pension scheme: adjustment to initially apply FAS 158:
Initial adoption of FAS 158	358
Policyholders' share of initial FAS 158 adoption adjustment	(158)
Related deferred taxes	(58)

	142

Accumulated other comprehensive income (loss), beginning of year	173	(228)	(155)

Accumulated other comprehensive (loss) income, end of year	(480)	173	(228)

Components of accumulated other comprehensive (loss) income:
Foreign currency translation adjustments	(455)	(195)	(519)
Net unrealized gains on available-for-sale securities:
Unrealized investment gains, net	1,699	3,316	2,885
Related amortization of deferred acquisition costs	(30)	(163)	(438)
Related loss recognition	(661)	(1,197)	(789)
Policyholders' share of with-profits business	(498)	(594)	(512)
Related deferred taxes	(292)	(609)	(531)

Net unrealized gains on available-for-sale securities	218	753	615
Pension scheme: adjustment to initially apply FAS 158:
Prior service credit	105
Net actuarial losses	(895)
Related deferred taxes	123
Policyholders' share of initial adoption adjustment	424

	(243)
Recognition of pension scheme minimum liability:
Recognition of pension scheme minimum liability	—	(1,148)	(1,429)
Related deferred taxes	—	181	201
Policyholders' share of pension scheme minimum liability	—	582	904

Total pension scheme adjustments	—	(385)	(324)

Accumulated other comprehensive (loss) income, end of year	(480)	173	(228)

        Securities supporting UK payout annuities written by Prudential Annuities Limited and Prudential Retirement Income Limited, and securities owned by Jackson, Egg and PCA Life Japan are classified as available-for-sale securities. These securities are carried at fair value, with unrealized investment gains and losses, and changes therein, reflected as separate components of accumulated other comprehensive income and other comprehensive income, respectively. These unrealized investment gains and losses, and changes therein, are presented net of the following items to the extent that they would be reflected in net income had unrealized gains and losses been realized: (a) related deferred acquisition costs amortization for products that amortize deferred acquisition costs in relation to expected gross profits and are supported by available-for-sale securities; (b) loss recognition for limited payment contracts supported by available-for-sale securities if use of market yields in computing loss recognition would result in a premium deficiency; (c) with-profits policyholders' share of the increase in net equity of with-profits fund subsidiaries that hold available for sale securities; and (d) deferred income taxes on unrealized gains and losses, net of other items described above.

        The amount of £142 million attributable to shareholders of the adjustment initially to apply FAS 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)" recorded in 2006 as a transitional adjustment to the accumulated other comprehensive income included the shareholders' share of the impact of reversal of the pension scheme minimum liability from the prior year of £385 million. As a result of the adoption of FAS 158, adjustments for the recognition of the pension scheme minimum liability are no longer relevant as the financial position reflects the projected liabilities.

Underwriting, acquisition and other operating expenses

	2006	2005	2004
	(In £ Millions)
Acquisition costs incurred	1,489	1,460	1,449
Acquisition costs deferred	(978)	(909)	(801)
Amortization of deferred acquisition costs	643	714	649
Operating costs	3,519	3,371	3,551

Total underwriting, acquisition and other operating expenses	4,673	4,636	4,848

        The 2005 and 2004 comparatives for Amortization of deferred acquisition costs and Operating costs have been restated to reallocate costs between the two lines to conform to the 2006 presentation. There is no impact on the overall total.

Investments

        For US GAAP purposes, the Group has classified certain debt, other fixed income and equity securities principally in relation to Jackson and the UK annuity business as available-for-sale. Securities classified as available-for-sale are carried at fair value and changes in unrealized gains and losses are reflected in accumulated other comprehensive income in shareholders' equity. All securities not classified as available-for-sale, principally in relation to the Group's with-profits business (excluding UK annuity business), are classified as trading, including securities included in deposits with credit institutions. Trading securities are carried at fair value with the changes in unrealized gains and losses recorded in the statement of income for the year. Bank time deposits included in deposits with credit institutions have maturities of less than 90 days and are carried at cost.

        Deposits with credit institutions are included in short-term investments in the condensed consolidated US GAAP balance sheets.

	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
	(In £ Millions)
December 31, 2006
Fixed maturities—available-for-sale
UK Government	3,327	135	(18)	3,444
US Government and other Governments	2,538	156	(20)	2,674
Local government securities	632	32	(2)	662
Corporate securities	34,294	1,661	(323)	35,632
Mortgage-backed securities	4,053	47	(58)	4,042
Other debt securities	1,158	20	(4)	1,174

Total fixed maturities—available-for-sale	46,002	2,051	(425)	47,628

Fixed maturities—trading				32,868

Total fixed maturities				80,496

Equity securities—available-for-sale	408	94	(1)	501
Equity securities—trading				66,956

Total equity securities				67,457

	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
	(In £ Millions)
December 31, 2005
Fixed maturities—available-for-sale
UK Government	3,739	305	—	4,044
US Government and other Governments	2,034	228	(3)	2,259
Local government securities	515	37	(1)	551
Corporate securities	35,879	2,900	(224)	38,555
Mortgage-backed securities	3,790	43	(68)	3,765
Other debt securities	1,516	15	(6)	1,525

Total fixed maturities—available-for-sale	47,473	3,528	(302)	50,699

Fixed maturities—trading				31,519

Total fixed maturities				82,218

Equity securities—available-for-sale	513	96	(1)	608
Equity securities—trading				61,944

Total equity securities				62,552

        The following table shows the gross unrealized losses and fair value of the Group's investments with unrealized losses that are not deemed to be other than temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006.

	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In £ Millions)		(In £ Millions)		(In £ Millions)
December 31, 2006
Fixed maturities—available-for-sale
UK Government securities	950	(14)	391	(4)	1,341	(18)
US Government and other Governments	1,230	(13)	229	(7)	1,459	(20)
Local government securities	117	(2)	—	—	117	(2)
Corporate securities	7,632	(139)	6,105	(184)	13,737	(323)
Mortgage-backed securities	595	(1)	1,165	(57)	1,760	(58)
Other debt securities	1,244	(4)	—	—	1,244	(4)

Total gross unrealized loss on fixed maturities—available-for-sale	11,768	(173)	7,890	(252)	19,658	(425)

Total gross unrealized loss on equity securities—available-for-sale	—	(1)	—	—	—	(1)

        The Group periodically reviews its fixed maturities and equity securities to determine if any decline in fair value below the carrying value is 'other than temporary' on a case-by-case basis. If it is determined that a decline in value of an investment is temporary, the decline is recorded as an unrealized loss in accumulated other comprehensive income in shareholders' equity pursuant to the guidance of FASB Statement 115, 'Accounting for Certain Investments in Debt and Equity Securities'. If the decline is considered to be other than temporary, a realized loss is recorded in the Consolidated Statement of Income.

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

        The following table sets out certain additional information relating to sales of available-for-sale securities:

	2006	2005	2004
	(In £ Millions)
Sales proceeds	7,499	6,291	6,098

Gross realized gains	324	324	334
Gross realized losses	(86)	(57)	(87)

Net realized gains	238	267	247

        The change in net unrealized gains on trading securities included in income was an increase of £1,599 million, £7,995 million and £3,408 million in 2006, 2005 and 2004, respectively.

Real Estate

        The following table sets out certain information concerning the Group's real estate holdings as of December 31:

	Group Occupied		Held for Investment
	2006	2005	2006	2005
	(In £ Millions)
Cost	307	346	8,126	8,352
Accumulated depreciation	(54)	(59)	(1,534)	(1,494)
Impairment charge	—	—	—	(13)

Depreciated cost	253	287	6,592	6,845

        Real estate held for sale was £33 million and £131 million at December 31, 2006 and 2005, respectively. Depreciation expense for Group occupied real estate was £8 million, £9 million and £8 million and for investment real estate was £140 million, £208 million and £199 million for the years ended December 31, 2006, 2005 and 2004 respectively. Group occupied real estate is included within "Other assets" in the condensed consolidated US GAAP balance sheets.

        There was no impairment charge recorded in 2006. During 2005 the Group recorded an impairment charge of £13 million through the income statement relating to properties held for investment. Of this total, £10 million represents a reduction in the carrying value of the Prudential Tower building in Singapore as a result of lower valuation, prevailing market conditions and lower expected future rental payments.

        During 2004, following an impairment assessment, it was concluded that the carrying value of two properties, which are held by SAIF, was higher than their expected future cash flows including future rental payments. An impairment charge of £4 million was included in 2004 investment income in the income statement.

Policyholder Benefit Liabilities

        The following table shows the components of policyholder benefit liabilities:

	2006	2005
	(In £ Millions)
Future policy benefits and losses (policy reserves)	44,482	41,944
Policy account values	89,782	90,449
Unearned revenue reserve	3,518	2,957
Other policy claims and benefits payable	890	894

Policyholder benefit liabilities	138,672	136,244

Debt

        In addition to the borrowings described in Note H13, debt under US GAAP includes a program of funding arrangements entered into by Jackson, the liabilities for which amounted to £2,552 million in 2006 and £3,267 million in 2005, and which are included within other liabilities under IFRS.

        A number of collateralized debt obligations (CDOs) were consolidated under FIN 46-R which included £754 million and £765 million of debt tranches at December 31, 2006 and 2005 respectively. These CDOs and the impact of the adoption of FIN 46-R is discussed further under "Recently Adopted Accounting Pronouncements" below.

        Unlike IFRS, under US GAAP, certain non-recourse borrowings of Piedmont and other CDO funds of Jackson totaling £667 million and £952 million at December 31, 2006 and 2005 respectively are not consolidated and hence are not included within debt.

Hedging

        The Group has formally assessed and documented the effectiveness of the following hedges at their inception. For additional information on the Group's risk strategy and its use of derivatives, see Notes D3 and G3.

        Prudential entered into an interest rate swap in 2003 to hedge the fair value of its US$1 billion 6.5 per cent perpetual subordinated capital securities. During 2006, Prudential entered into a transaction to extend the term of the interest rate swap in this hedging relationship from 30 years to 50 years. As a result of this extension, Prudential de-designated and re-designated this fair value hedge in 2006. A gain of £20 million, a loss of £9 million and a gain of £3 million were recognized in investment results in the condensed US GAAP consolidated income statement in 2006, 2005 and 2004 respectively for the ineffective portion of the fair value hedge during the year.

        In 2004, Prudential entered into a US$500 million (£269 million) cross currency swap to hedge currency fluctuations in the net investment in Jackson whose functional currency is US dollars. There was no ineffective portion of the foreign currency hedge. The gains or losses attributable to the change in the fair value of the swap are reported in other comprehensive income as part of the cumulative translation adjustment. This swap matured in November 2005. The amount taken to cumulative translation adjustment in 2005 up to the maturity date and in 2004 was a loss of £32 million and a gain of £9 million respectively.

        In December 2005, Prudential entered into a series of forward currency transactions which together were designated as a US$2 billion net investment hedge of the currency exposure of the net investments in Jackson. The forward currency contracts were renewed throughout 2006. Additionally, in 2006, Prudential designated perpetual subordinated capital securities totaling US$1.55 billion as a net investment hedge. There was no ineffective portion of these net investment hedges. The gains or losses attributable to the change in the fair value of the forward contracts in 2006 and 2005 and the foreign exchange gains on the translation of the borrowings in 2006 are reported in other comprehensive income as part of the cumulative translation adjustment. The amount taken to cumulative translation adjustment in 2006 and 2005 was a gain of £249 million and a loss of £34 million respectively.

        In addition, Jackson entered into a collar fair value hedge, which has been hedge accounted for from March 1, 2005 expiring in March 2008. This common stock equity collar transaction was entered into to protect the Jackson's unrealized gain of US$5.9 million on an equity investment. There was no ineffective portion of this collar fair value hedge.

Undistributed Policyholder Allocations

        A reconciliation of movements in the undistributed policyholder allocations included in the condensed consolidated US GAAP balance sheets is as follows:

	2006	2005
	(In £ Millions)
Balance at January 1	19,226	12,457
Provision for policyholders' share of earnings (losses) on with-profits business:
Before income tax	6,314	9,256
Income tax	(613)	(1,016)

Net of income tax	5,701	8,240
Cost of policyholders' bonuses declared	(2,395)	(1,963)
Policyholders' share of unrealized investment gains on available-for-sale securities	(96)	82
Policyholders' share of initial adoption of FAS 158	158
Policyholders' share of pension scheme minimum liability	—	322
Foreign exchange adjustment	(55)	88

Balance at December 31	22,539	19,226

Taxes

        Components of the US GAAP net deferred income tax liability on the condensed consolidated balance sheets at December 31, 2006 and 2005 are as follows:

	2006	2005
	(In £ Millions)
Asset:
Short-term temporary differences	(522)	(459)
Deferred acquisition costs	(1)	—
Long-term business technical provisions and other insurance items	(611)	(324)
Capital allowances	(18)	(93)
Unrealized losses on investments	(87)	(216)
Tax losses carried forward	(71)	(67)

	(1,310)	(1,159)
Valuation allowance	71	67

Total	(1,239)	(1,092)

Liability:
Short-term temporary differences	143	642
Deferred acquisition costs	653	116
Long-term business technical provisions and other insurance items	1,109	1,715
Capital allowances	8	81
Unrealized gains on investments	2,250	1,287

Total	4,163	3,841

Net deferred income tax liability	2,924	2,749

        As of December 31, 2006, the Group had operating loss carry forwards of £245 million of which £222 million expire between 2007 and 2014, and £23 million do not expire.

        The following table provides an analysis of the balance sheet categories on which deferred tax has been provided.

	2006	2005
	(In £ Millions)
Investments	2,163	1,071
Deferred acquisition costs	652	116
Policyholder benefit liabilities	(174)	834
Intangible assets	96	88
Other liabilities	(476)	95
Other assets	(10)	(12)
Undistributed policyholder allocations	673	557

	2,924	2,749

Pension Plans

        Prudential's UK staff pension plan (PSPS), Scottish Amicable's staff pension plan and M&G's staff pension plan are the three primary defined benefit plans that cover substantially all UK-based employees. These plans are non-contributory, with benefits based on employee retirement age, years of service and compensation near retirement. The plans' assets include UK and overseas equity and debt securities, index-linked gilts, unauthorized unit trusts, venture capital investments, property and cash. In addition there is a small defined benefit scheme in Taiwan.

        At December 31, 2006 and 2005, plan assets of £161 million and £147 million respectively, relating to M&G pension scheme are invested in Prudential insurance policies. Additionally, PSPS has invested £126 million and £106 million at December 31, 2006 and 2005 respectively in policies issued by one of the Group's life insurance subsidiaries. An equal amount is carried as a liability for future policy benefits.

        The Group adopted Statement of Financial Accounting Standard No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" on December 31, 2006. This statement requires the overfunded or underfunded status of a defined benefit scheme to be recognized in the statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. Under this new standard actuarial gains and losses and prior service costs or credits that arise during the period, but are not recognized as components of net periodic benefit costs in the income statement, are recognized as a component of other comprehensive income. There is no longer a requirement to calculate an additional minimum liability under this standard.

        The net income statement is not impacted by the issue of FAS 158 as FAS 158 does not affect the determination of net periodic cost. The impact of adopting FAS 158 on accumulated other comprehensive income is a £358 million credit.

        The disclosures for 2006 under the new standard are as follows:

        The status of these defined benefit plans under US GAAP at December 31, 2006 was as follows:

2006
(In £ Millions)
Change in benefit obligation:
Benefit obligation, beginning of year	5,409
Service cost	69
Interest cost	255
Prior service cost	—
Actuarial loss	(316)
Benefit payments	(203)

Benefit obligation, end of year	5,214

Change in plan assets:
Fair value of plan assets, beginning of year	4,879
Actual return on plan assets	451
Employer contributions	152
Benefit payments	(203)

Fair value of plan assets, end of year	5,279

Funded status end of year:
Plan assets in surplus of benefit obligation	65
Amounts recognized in the statement of financial position consist of:
Non current assets	144
Non current liabilities	(79)

65

Amounts included in accumulated other comprehensive income consist of:
Net actuarial (loss) gain	(895)
Prior service credit (cost)	105

(790)

Accumulated benefit obligation for all plans	5,022

Information for pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	187
Accumulated benefit obligation	165
Fair value of plan assets	161

Components of net periodic pension cost:
Service cost	69
Interest cost	255
Expected return on assets	(296)
Amortization of net actuarial losses	74
Amortization of prior service credit	(10)

Net periodic pension cost (included in underwriting, acquisition and other operating expenses)	92

Other changes in Plan assets and Benefit obligations recognized in accumulated other comprehensive income as a transitional adjustment:
Adjustment to initially apply FASB 158	358

        This above amount of £358 million included in accumulated other comprehensive income as a transitional adjustment has a related deferred tax charge of £58 million. Of the net of tax balance of £300 million, £158 million is attributable to with-profits policyholder business with the remaining £142 million attributable to shareholders. Additionally, the amount of £358 million included the impact of the reversal of the pension scheme minimum liability from the prior year of £1,148 million. As a result of the adoption of FAS 158, adjustments for the recognition of the pension scheme minimum liability are no longer relevant as the financial position reflects the projected liabilities.

        The estimated net actuarial loss and prior service credit for the defined benefit schemes that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are £29 million and £10 million respectively.

        The incremental effect of applying FASB Statement 158 on individual line items in the condensed consolidated balance sheet at December 31, 2006 is as follows:

	Before adoption of FAS 158	Adjustments	After adoption of FAS 158
	(In £ Millions)
Other assets	4,963	363	5,326
Total assets	209,505	363	209,868
Other liabilities	16,638	5	16,643
Net deferred tax liability	2,866	58	2,924
Undistributed policyholder allocations	22,381	158	22,539
Total liabilities	202,326	221	202,547
Accumulated other comprehensive income	(622)	142	(480)
Shareholders' equity	7,062	142	7,204

Disclosures in 2005

        The status of these defined benefit plans under US GAAP at December 31, 2005 was as follows:

2005
(In £ Millions)
Change in benefit obligation:
Benefit obligation, beginning of year	4,907
Service cost	64
Interest cost	255
Prior service cost	(115)
Actuarial loss	492
Benefit payments	(194)

Benefit obligation, end of year	5,409

Change in plan assets:
Fair value of plan assets, beginning of year	4,220
Actual return on plan assets	824
Employer contributions	29
Benefit payments	(194)

Fair value of plan assets, end of year	4,879

Funded status end of year:
Plan assets in deficit of benefit obligation	(530)
Unrecognized net actuarial losses	1,450
Unrecognized prior service cost	(115)

Prepaid benefit cost	805

Amounts recognized in the statement of financial position consist of:
Prepaid benefit costs	—
Accrued benefit liability	(343)
Accumulated other comprehensive income	1,148

Net amount recognized	805

Accumulated benefit obligation for all plans	5,223

Information for pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	5,409
Accumulated benefit obligation	5,223
Fair value of plan assets	4,879

	2005	2004
	(In £ Millions)
Components of net periodic pension cost:
Service cost	64	67
Interest cost	255	245
Expected return on assets	(279)	(276)
Recognized net actuarial losses	91	98

Net periodic pension cost (included in underwriting, acquisition and other operating expenses)	131	134

        The Group's pension plans' accumulated benefit obligation was underfunded by £343 million at December 31, 2005. Credits to other comprehensive income of £281 million and £53 million had been made in 2005 and 2004 respectively. In 2005, the accumulated other comprehensive income balance of £1,148 million reflected the prepaid pension asset of £805 million and the excess of the accumulated benefit obligation over the market value of assets of £343 million.

        This balance had a related deferred tax credit of £181 million in 2005. Of the net balance of £967 million in 2005, £581 million was attributable to with-profits policyholder business with the remaining £386 million attributable to shareholders.

        At December 31, 2005 the deficit of the Prudential Staff Pension Scheme has been allocated in the ratio 70/30 between the with-profits fund and shareholder-backed operations. The ratio has continued to be applied to movements in the financial position that relates to opening assets and liabilities and also deficit funding paid in the year. However, the service charge and contributions for ongoing service are allocated by reference to the cost allocation for current business.

        Assumed discount rates, guaranteed and discretionary rates of increase in future compensation levels and rates of pension increases used in calculating the projected benefit obligations together with long-term rates of return on plan assets are updated annually to reflect changing economic conditions in the UK where the pension plans are situated.

        The actuarial assumptions used in determining benefit obligations for the years ended December 31, were as follows:

	2006	2005
	%	%
Discount rate	5.20	4.80
Rate of increase in future compensation levels	5.00	4.80
Rate of increase in pension payments for inflation:
Guaranteed (maximum 5%)	3.00	2.80
Guaranteed (maximum 2.5%)*	2.50	2.50
Discretionary*	2.50	2.50

*
The rates of 2.5 per cent shown are those for Prudential Staff Pension Scheme. Assumed rates of increase of pensions in payment for inflation for all other schemes are 3.0 per cent in 2006 (2005: 2.8 per cent).

        The actuarial assumptions used in determining net periodic pension costs at December 31, were as follows:

	2006	2005
	%	%
Discount rate	4.80	5.30
Rate of increase in future compensation levels	4.80	4.80
Rate of increase in pension payments for inflation
Guaranteed (maximum 5%)	2.80	2.80
Guaranteed (maximum 2.5%)*	2.50	2.80
Discretionary*	2.50	2.80
Expected long-term return on plan assets	6.10	6.70

*
The rates of 2.5 per cent shown are those for Prudential Staff Pension Scheme. Assumed rates of increase of pensions in payment for inflation for all other schemes are 2.8 per cent in 2006 (2005: 2.8 per cent).

        The long-term expected rate of return has been taken to be the weighted average (by market value) of the long-term expected rates of return on each major asset class shown below. This is applied in calculating the net periodic pension cost in the following year.

	2006	2005
	%	%
Percentage of plan assets:
Equity	31	52
Bonds	43	34
Real estate	12	12
Other	14	2

Total	100	100

	2006	2005
	%	%
Long-term expected rate of return:
Equity	7.50	7.10
Bonds	4.80	4.50
Real estate	6.80	6.40
Other	5.00	4.50

Total	5.90	6.10

        The rules of the Company's largest pension arrangement, the defined benefit section of the Prudential Staff Pension Scheme, specify that, in exercising its investment powers, the Trustee's objective is to achieve the best overall investment return consistent with the security of the assets of the scheme. In doing this, regard is had to the nature and duration of the scheme's liabilities. The Trustee sets the benchmark for the asset mix, following analysis of the liabilities by the Scheme Actuary and, having taken advice from the Investment Managers, then selects benchmark indices for each asset type in order to measure investment performance against a benchmark return.

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

        As a result of a review of the Scheme's asset allocation strategy, a revised benchmark has been established. The target allocation at December 31, 2006 and 2005, is as follows:

	2006	2005
	%	%
Equities	27.5	55.0
Bonds	60.0	32.5
Real estate cash	12.5	12.5

        The investment policies and strategies for the other two UK defined benefit schemes, the M&G Group Pension Scheme and the Scottish Amicable Staff Pension Scheme, follow similar principles, but have different target allocations, reflecting the particular requirements of the schemes.

        The benefits expected to be paid in each of the next five fiscal years and in the aggregate for the succeeding five fiscal years, are as follows:

Estimated Future Benefit Payments

(In £ Millions)
2007	206
2008	210
2009	212
2010	216
2011	220
2012-2016	1,189

        The employer contribution in 2007 is anticipated to be £93 million.

Goodwill and Other Intangible Assets

        Goodwill and other intangible assets relate to the intangible assets of the acquired subsidiaries of the Group.

        Prior to 2006, no intangible assets other than goodwill have been identified for the acquired venture investment subsidiaries of the PAC with-profits fund. In 2006, the Group re-evaluated the nature of the acquired assets and liabilities of those companies and has determined that some intangible assets which fall under the scope of FAS 141 "Business Combinations" require separate identification. The Group has consequently altered the allocation between goodwill, intangible assets and liabilities in 2006. The cumulative effect of this reallocation resulted in the Group recording a loss of £19 million (gross and net of tax) relating to the amortization of allocated intangible assets in 2006, 90 per cent of which were absorbed by undistributed policyholder allocation. The impact of this reallocation to the current period and prior periods was not material to the Group's US GAAP basis results.

        Certain reclassifications have been made to the balances presented in the comparative balance sheet at December 31, 2005 to conform this balance sheet to the current presentation for the other intangible assets and its related deferred income tax as a result of this reallocation. The impact of the reclassifications made to the balance sheet at December 31, 2005 from that included in the 2005 Form 20-F filing are a deduction to Goodwill of £193 million, an addition of other intangible assets net of amortization of £267 million and an addition of net deferred income tax liability of £88 million.

        The Group performs annual impairment testing, in conjunction with its planning process. This testing resulted in an impairment charge relating to the purchased goodwill recognized for the Japanese life business in 2005 as described below. No impairment was required in 2006.

        The goodwill and other intangible assets of the Group are presented in the tables below.

        The following table provides an analysis of goodwill under US GAAP. Goodwill is classified within "Intangible assets" on the consolidated balance sheets.

	UK Operations	US Operations	Asian Operations	Total
	(In £ Millions)
Goodwill, as of December 31, 2004	2,350	68	341	2,759
Acquisitions during the year	150	—	1	151
Disposal of subsidiary undertaking	(312)	—	—	(312)
Impairment charge	—	—	(134)	(134)

Goodwill, as of December 31, 2005 as previously published	2,188	68	208	2,464
Reclassification adjustment relating to acquired venture investment subsidiaries	(193)	—	—	(193)

Goodwill, as of December 31, 2005 as reclassed	1,995	68	208	2,271
Acquisitions during the year	493	—	—	493
Disposal of subsidiary undertaking	(179)	—	—	(179)
Impairment charge	—	—	—	—

Goodwill, as of December 31, 2006	2,309	68	208	2,585

        Acquisitions relate to acquisitions of life fund venture capital holdings in 2006 and 2005 in which the Group is deemed to have a controlling interest, which are reported in Note H8 and I6, and also relate to the acquisition of the minority interest of Egg in 2006. Disposals in 2006 and 2005 relate to the disposals of life fund venture capital holdings.

        The impairment charge in Asian Operations of £134 million in 2005 related to the full impairment of the goodwill of the Japanese life business. The Group purchased Orico Life Insurance Company of Japan during 2001. Purchased goodwill arising on the transaction was £139 million. Prior to the adoption of Statement of Financial Accounting Standard No. 142, 'Goodwill and Other Intangible Assets' (FAS 142) £5 million of this purchased goodwill was amortized through the statement of income. The development of the Japanese life business has been slower than expected and trading conditions in Japan remain tough. During 2003, Prudential scaled back its Japanese operations to focus on higher value distribution channels and more profitable products. Although the operation is now more efficient, with lower expense levels and progress being made to establish new distribution channels, the Japanese life market remains very challenging. As a result, during 2005, the Group fully impaired £134 million of the purchased goodwill associated with this business.

        The Group's other intangible assets represent the present value of in-force business and acquired intangible assets in respect of acquired venture fund investment subsidiaries and the acquired Egg minority interests and are subject to amortization.

	Present value of in-force business	Other acquired intangible assets	Total
	In (£ millions)
As of December 31, 2005
Gross	530	307	837
Accumulated amortization	(320)	(40)	(360)
Net carrying amount	210	267	477
Acquisitions	—	216	216
Disposals	—	(115)	(115)
Amortization	(65)	(50)	(115)
Exchange adjustments	(4)	0	(4)
As of December 31, 2006
Gross	517	408	925
Accumulated amortization	(376)	(90)	(466)
Net carrying amount	141	318	459

        The change in the net carrying amount of other intangible assets relates to amortization charges of £147 million, £35 million and £36 million and exchange gains (losses) of £(5) million, £8 million and £6 million in 2006, 2005 and 2004, respectively.

        The estimated aggregate other intangible assets amortization expense for the succeeding five years is as follows:

	Absorbed by shareholder results	Absorbed by policyholder allocation	Total
	(In £ Millions)
2007	22	47	69
2008	21	47	68
2009	19	36	55
2010	16	21	37
2011	15	20	35

Share-based Compensation

        Under IFRS 2 "Share-Based Payment", entities are required to recognize an expense, measured at fair value, in respect of all the share-based payments made. The fair value is recognized in the income statement over the relevant vesting period and adjusted for lapse and forfeitures, with the number of shares expected to lapse or be forfeited estimated at each balance sheet date prior to the vesting date. The only exception is where the share-based payment depends upon vesting outcomes attached to market based performance conditions such as in the case of the Restricted Share Plan. Under these circumstances additional modeling is required to take into account these market conditions. No subsequent adjustment is then made to the fair value change for the shares that do not vest on account of these performance conditions not being met.

        Under US GAAP, the Group adopted FAS 123(R) "Share-Based Payment" on January 1, 2006. FAS 123(R) requires compensation costs for the share-based payments to employees to be recognized based on the grant-date fair value of the award and charged to the income statement over the relevant vesting period. The Group adopted the modified prospective application under FAS 123(R) whereby FAS 123 (R) is applied to all awards granted after the effected date for the Group, January 1 2006, and to awards modified, repurchased or cancelled after that date. Additionally, FAS 123(R) is also applied to awards granted after January 1, 1995 and which have not vested by the date of adoption, January1, 2006.

        Under the modified prospective application method adopted for FAS 123 (R), the prior financial statements of the Group are not adjusted. Prior to the adoption of FAS 123(R), the Group applied APB Opinion No.25 "Accounting for Stock Issued to Employees". Under APB 25, compensation costs for all stock-based plans were determined based on the quoted market price of the stock at the measurement date less the amounts, if any, that employees were required to pay. These costs were recognized in net income over the plans' respective vesting periods.

        Compensation expense for share option plans is recorded if the market price of the underlying shares on the measurement date exceeds the option exercise price.

        The table below shows what the Group's pro forma earnings would have been in 2005 and 2004 if it had determined compensation expense based on the fair value of the options as recommended by FAS 123 "Accounting for Stock-Based Compensation".

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

        In accordance with FAS 123, the pro forma amounts included only the effects of share options and awards granted since December 15, 1994 and are not necessarily indicative of future pro forma net income.

Variable interest entities

        The implementation of FIN 46-R in 2004 has resulted in the Group consolidating a number of variable interest entities (VIEs) from 2004. These VIEs are all either funds holding collateralized debt obligations (CDO funds) or authorized investment funds managed by the Group's fund management operations. The impact of consolidating these CDO funds in 2004 was a post-tax transitional charge to net income of £1 million.

        The three CDO funds that have been consolidated by the Group were all established and incorporated in the Netherlands and organized to take advantage of bond market arbitrage opportunities. The Group serves as an investment advisor to these CDO funds which contain aggregate assets of £871 million and £897 million at December 31, 2006 and 2005 respectively. These assets are primarily invested in a variety of debt securities acquired from third parties. The CDO funds, in turn, issued tranched collateralized debt securities to third parties as well as to the following Group subsidiaries: the PAC life fund and Egg. The total liabilities within the CDO funds (before elimination of Group subsidiaries' balances of £112 million) at December 31, 2006 were £886 million, of which £863 million relates to debt tranches carried at unpaid principal balance, £9 million relates to fair value adjustment of derivatives and £14 million relates to interest payable balances. The total liabilities within the CDO funds (before elimination of Group subsidiaries' balances of £113 million) at December 31, 2005 were £916 million, of which £874 million relates to debt tranches carried at unpaid principal balance, £30 million relates to fair value adjustment of derivatives and £12 million relates to interest payable balances. The Group also assessed management fees on these three CDO funds of £2.8 million and £3.1 million during the years ended December 31, 2006 and 2005 respectively.

        The collateralized debt obligations reside in bankruptcy remote special purpose entities, or SPEs, to which the Group has neither recourse nor guarantees. The Group's financial exposure to these CDO funds stems from the direct investments by the PAC life fund and Egg in certain debt and subordinated interests issued by these CDO funds, which together amounted to a fair value of £94 million at December 31, 2006 and £94 million at December 31, 2005.

        In addition to the CDO funds, the Group has consolidated a number of authorized investment funds where it is the primary beneficiary of those funds. The funds are managed by the Group's investment management operations. Prior to December 31, 2003 the Group had accounted for its interests in the authorized investment funds at fair value in the equity securities caption of the balance sheet. The Group's financial exposure to these authorized investment funds arises from the direct investment by the Group's insurance funds, which was £4.7 billion at December 31, 2006 and £4.9 billion at December 31, 2005

        At December 31, 2006 the carrying amounts and classification of consolidated assets relating to these authorized investment funds were equity securities of £4.2 billion, fixed maturities of £0.6 billion, and other assets and liabilities net of £(0.1) billion in the consolidated US GAAP balance sheet. There was no impact on net income or shareholders' equity as a result of consolidating these funds, although total assets and total liabilities both increased by £0.6 billion after reflecting consolidated minority interests in these funds. The Group provides no recourse or guarantees to these minority interests. In addition, £0.7 billion was reclassified from equity securities to fixed maturities, other assets and liabilities at December 31, 2006.

        At December 31, 2005, the carrying amounts and classification of consolidated assets relating to these authorized investment funds were equity securities of £4.2 billion, fixed maturities of £0.4 billion and investment properties of £0.1 billion in the consolidated US GAAP balance sheet. There was no impact on net income or shareholders' equity as a result of consolidating these funds, although total assets and total liabilities both increased by £0.2 billion after reflecting consolidated minority interests in these funds. The Group provides no recourse or guarantees to these minority interests. In addition, £0.9 billion was reclassified from equity securities to fixed maturities, investment properties, other assets and liabilities at December 31, 2005.

New Accounting Pronouncements

Recently Adopted Accounting Pronouncements

Adoption of FAS 123(R)

        In December 2004, the FASB issued Financial Accounting Standard No. 123(R) "Share-Based Payment" (FAS 123(R)) which replaces SFAS No. 123 and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". FAS 123(R) requires all companies to recognize compensation costs for share-based payments to employees, based on the grant-date fair value of the award and charged to the income statement over the relevant vesting period for financial statements for reporting periods beginning after June 15, 2005. The Group is applying this Statement using the modified prospective application method with no adjustment to prior financial statements. This Statement is applied to all awards granted after the effective date (January 1, 2006 for the Group), and to awards modified, repurchased or cancelled after that date. Additionally, this Statement applies to awards granted after January 1, 1995 and which are not vested by the date of adoption namely January 1, 2006. The Group recorded a compensation expense of £22 million in 2006 under FAS 123(R).

        FAS 123(R) requires that certain companies make a one-time cumulative adjustment at the adoption date to record an estimate of future forfeitures on outstanding awards. This adjustment is applicable to the Group in that prior to the adoption of FAS 123(R), the Group recognized actual forfeitures when they occurred under APB 25 as opposed to estimating forfeitures at the grant date and subsequently adjusting the estimated forfeitures to actuals. The Group recorded a cumulative effect adjustment of a credit of £1 million on adoption. This cumulative effect adjustment for estimated forfeitures represents adjustment of previously recognized compensation cost for awards outstanding at the adoption date, January 1, 2006, that the Group does not expect to vest.

        For the year ended December 31, 2005, the Group had recorded stock based compensation expense using APB 25 and provided prominent disclosures in both annual and interim statements about the method under FAS 123(R) and its effect on reported results of accounting for share-based employee compensation. Under the previous standard APB 25, compensation expense for stock option plans is recorded if the market price of the underlying shares on the measurement date exceeds the option exercise price. In 2005, there was a compensation expense of £15 million recorded under US GAAP for such stock option plans.

Adoption of FAS 158

        In September 2006, the FASB issued Financial Accounting Standards No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (FAS 158). FAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit post retirement plan (other than a multi employer plan) as an asset or liability and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. Disclosure is required in the notes to the financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that rise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. Additionally, FAS 158 requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.

        The recognition and disclosure requirements of FAS 158 are effective for fiscal years ending after December 15, 2006 for an employer with publicly traded equity securities. Accordingly, the Group has adopted these provisions of FAS 158 on December 31, 2006. The adoption of FAS 158 did not have a material impact on the Group's results of operations or liquidity as FAS 158 does not impact the determination of net periodic pension cost.

        The effects of applying FAS 158 on shareholders' equity and other individual line items in the condensed consolidated balance sheet at December 31, 2006 from recording the funded status of pension plans are as follows:

Adjustments
(In £ Millions)
Other assets	363

Total assets	363

Other liabilities	5
Net deferred tax liability	58
Undistributed policyholder allocations	158

Total liabilities	221

Accumulated other comprehensive income	142

Shareholders' equity	142

Amounts included in accumulated other comprehensive income consist of:
Net actuarial (loss) gain	(895)
Prior service credit (cost)	105

(790)

        The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for the Group for the year ending December 31, 2008. The Group does not expect the adoption of this requirement to have a material impact on the Group's results of operations, financial condition or liquidity as the Group is currently measuring the plan assets and benefit obligations as of the Group's fiscal year-end.

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

        Effective January 1, 2004, the Group adopted the provisions of SOP 03-1. Upon adoption, a transitional charge of £517 million (net of taxes of £114 million) was recorded as a cumulative effect of a change in accounting principle. The effect of adoption of SOP 03-1 comprised the following impacts:

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

iii)
General nature and basis of presentation of the remaining contracts reported in separate accounts

        Following the adoption of SOP 03-1 the only contracts reported as separate account assets and liabilities are variable annuity contracts written predominantly by the Group's US Operation, Jackson National Life. If a policyholder chooses a variable annuity, the rate of return will depend upon the performance of the underlying fund portfolio. The policyholder bears the investment risk except for fixed account options, where Jackson National Life guarantees a minimum fixed rate of return.

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

ii)
Death benefits and other insurance benefit features

        In the US the Group sells variable annuity contracts that offer guaranteed death, income and withdrawal benefits (known respectively as GMDB, GMIB, and GMWB). Policyholders must elect the form of guarantee they want, for which they are charged accordingly. The liability and, if the benefit is reinsured, any associated reinsurance asset are derived by assessing the cost in a variety of scenarios that test and explore future experience including investment return, surrender patterns and mortality experience. The assumptions used are consistent with those used in determining estimated gross profits for purposes of amortizing deferred acquisition costs. The liabilities recorded in the Group's accounts for the aforementioned benefits at December 31, 2004 are: £22 million relating to GMDBs; £3 million relating to GMWBs and an immaterial amount towards GMIBs. During the year ended 2004, total guarantee benefits incurred and paid in relation to GMDBs are £10 million and £14 million respectively. The amounts incurred and paid in relation to GMIBs and GMWBs were not material. The net amount at risk relating to contracts with GMDBs at December 31, 2004 was £759 million.

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

        During the year ended 2004, the total additional insurance benefits paid by virtue of the guaranteed annuity terms on certain SAIF products was £39 million. The amount paid in respect of PAC policies was approximately £2 million. The weighted average age in respect of contract holders with guaranteed annuity terms in SAIF was 55 years and in the PAC with-profits fund was 51 years at December 31, 2004.

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

        In addition to the CDO funds, the Group has consolidated a number of authorized investment funds where it is the primary beneficiary of those funds. The funds are managed by the Group's investment management operations. Prior to December 31, 2003, the Group had accounted for its interests in the authorized investment funds at fair value in the equity securities caption of the balance sheet. The Group's financial exposure to these authorized investment funds arises from the direct investment by the Group's insurance funds, which was £4.9 billion at December 31, 2005 and £3.9 billion at December 31, 2004.

Adoption of FAS 154

        In May 2005, the FASB issued Financial Accounting Standard No. 154 "Accounting Changes and Error Corrections—a replacement of APB No. 20 and FAS No. 3" (FAS 154). FAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. FAS 154 also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of FAS 154 did not have a material impact on the Group's results of operations, financial condition or liquidity.

Adoption of EITF 03-1 and FSP Nos. FAS 115-1 and FAS 124-1

        In March 2004, the Emerging Issues Task Force (EITF) reached a final consensus on Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" (EITF 03-1). The EITF consensus would have been effective for interim and annual reporting periods after June 15, 2004. In September 2004, the FASB staff issued FASB Staff Position ("FSP") 03-1-1, "Effective Date of Paragraphs 10-20 of EITF 03-1, The Meaning of Other Than Temporary Impairment", which delayed the effective date for the recognition and measurement guidance included in EITF 03-1. The EITF 03-1 disclosure requirements were not delayed and were implemented by the Group in 2004.

        In November 2005, the FASB issued FSP Nos. FAS 115-1 and FAS 124-1 "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". This FSP nullifies certain requirements of EITF 03-1 and supersedes EITF Topic No. D-44, "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." This FSP specifically nullifies the guidance in EITF 03-1 for determining whether impairment is other-than-temporary and references existing other-than-temporary impairment guidance. However, it carries forward the requirements in EITF 03-1 with respect to cost-method investments, disclosure requirements and related examples in EITF 03-1.

        FSP Nos. FAS 115-1 and FAS 124-1 are effective for reporting periods beginning after December 15, 2005. As mentioned above, the Group has adopted the disclosure requirements of EITF 03-1, which were effective in 2004 and carry forward to this FSP. The adoption of FSP Nos. FAS 115-1 and FAS 124-1 did not have any material impact on the Group's results of operations, financial condition or liquidity.

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

Adoption of FIN 47

        In March 2005, the FASB issued FASB Interpretation No. 47 (FIN 47), "Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143". FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. FIN 47 clarifies the term conditional asset retirement obligation as used in FAS 143 which refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. In addition, FIN 47 clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The adoption of FIN 47 did not have a material impact on the Group's results of operations, financial condition or liquidity.

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

Adoption of DIG B38

        In June 2005, the FASB issued guidance in Statement No. 133 Implementation Issue No. B38, "Embedded Derivatives: Evaluation of Net Settlement with respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option" (DIG B38). This DIG B38 is effective on the first day of the first quarter beginning after December 15, 2005. The adoption of DIG 38 did not have a material impact on the Group's results of operations, financial condition or liquidity.

Adoption of DIG B39

        In June 2005, the FASB issued guidance in Statement No. 133 Implementation Issue No. B39, "Embedded Derivatives: Application of Paragraph 13 (b) to Call Options That Are Exercisable Only by the Debtor" (DIG B39). This DIG B39 is effective on the first day of the first quarter beginning after December 15, 2005. The adoption of DIG 39 did not have a material impact on the Group's results of operations, financial condition or liquidity.

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

Accounting Standards Not Yet Adopted

SOP 05-1

        In September 2005, the AcSEC of AICPA issued Statement of Position 05-1 "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts".

        This SOP provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in FAS 97 "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration and for Realized Gains and Losses from the Sale of Investments". SOP 05-1 sets out conditions to determine whether contract modifications are considered as internal replacements and result in a replacement contract that is substantially changed from the replaced contract. SOP 05-1 requires un-amortized deferred acquisition costs, unearned revenue liabilities and deferred sales inducement assets from replaced contract in an internal replacement transaction that results in substantially changed contracts not to be deferred in connection with the replacement contracts.

        This SOP is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Group is currently assessing the impact of SOP 05-1 on its results of operations, financial condition and liquidity however it is not expected to have a material impact on the financial statements.

FAS 155

        In February 2006, the FASB issued Financial Accounting Standard No. 155 "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140" (FAS 155). FAS 155 amends FAS 133 "Accounting for Derivative Instruments and Hedging Activities" and FAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities".

        FAS 155 permits, by election, fair value remeasurement for an entire hybrid financial instrument containing an embedded derivative that otherwise would require bifurcation and measuring only the embedded derivative on a fair value basis. In addition, FAS 155 establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation.

        FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Group is currently assessing the impact of FAS 155 on its results of operations, financial condition and liquidity however it is not expected to have a material impact on the financial statements.

FIN 48

        In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Group will adopt FIN 48 effective January 1, 2007. The Group is currently evaluating the impact of FIN 48 on its results of operations, financial condition and liquidity however it is not expected to have a material impact on the financial statements.

FAS 157

        In September 2006, the FASB issued Financial Accounting Standards No. 157 "Fair Value Measurements" (FAS 157). The changes to current practice from the application of FAS 157 relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements but FAS 157 does not require any new fair value measurements.

        FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Group is currently assessing the impact of FAS 157 on its results of operations, financial condition and liquidity.

FAS 159

        In February 2007, the FASB issued Financial Accounting Standards No. 159 "The Fair Value Option of Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115" (FAS 159). FAS 159 permits entities to choose to measure many financial instruments and certain warranty and insurance contracts at fair value on a contract-by-contract basis. The standard contains financial statement presentation and disclosure requirements for assets and liabilities reported at fair value as a consequence of the election.

        FAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted subject to certain conditions, however an early adopter must also adopt Statement 157 at the same time. The Group is currently assessing the impact of FAS 159 on its results of operations, financial condition and liquidity in conjunction with FAS 157.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONDENSED FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Shareholders of Prudential plc

        Under date of June 28, 2007, we reported on the consolidated balance sheet of Prudential plc ("the Company") and its subsidiaries (collectively, "the Group") as of December 31, 2006 and 2005, and the related income statement, statement of changes in equity and cash flow statement for each of the years in the three-year period ended December 31, 2006, prepared in conformity with International Financial Reporting Standards ("IFRS") as adopted by the European Union ("EU"), which are included herein. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related condensed financial statement schedule included herein and appearing on pages S-3 to S-11, which has been prepared in accordance with UK generally accepted accounting principles ("UK GAAP"). This condensed financial statement schedule is the responsibility of the Group's management. Our responsibility is to express an opinion on this schedule based on our audits.

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

June 28, 2007	By:	/s/ KPMG AUDIT PLC KPMG Audit Plc London, England

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

PROFIT AND LOSS ACCOUNTS (UK GAAP BASIS)

Years ended December 31

	2006	2005	2004
	(In £ Millions)
Investment income	1,499	654	519
Investment expenses and charges	(771)	(445)	(352)
Other charges:
Corporate expenditure	(60)	(30)	(76)
Provision against loans	(62)	(41)	(33)
Foreign currency exchange gains (losses)	259	(113)	33

Profit on ordinary activities before tax	865	25	91
Tax (charge) credit on profit on ordinary activities	(31)	93	34

Profit for the financial year	834	118	125

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

BALANCE SHEETS (UK GAAP BASIS)

December 31

	2006	2005
	(In £ Millions)
Fixed assets
Investments:
Shares in subsidiary undertakings	6,085	5,175
Loans to subsidiary undertakings	2,841	2,697

	8,926	7,872

Current assets
Debtors:
Derivative assets	17	41
Amounts owed by subsidiary undertakings	2,057	1,577
Other debtors	42	56
Cash at bank and in hand	255	121

	2,371	1,795

Less liabilities: amounts falling due within one year
Commercial paper	(2,017)	(1,461)
Other borrowings	(5)	—
Derivative liabilities	(100)	(144)
Amounts owed to subsidiary undertakings	(667)	(805)
Tax payable	(290)	(171)
Sundry creditors	(26)	(37)
Accruals and deferred income	(42)	(41)

	(3,147)	(2,659)

Net current liabilities	(776)	(864)

Total assets less current liabilities	8,150	7,008
Less liabilities: amounts falling due after more than one year
Subordinated liabilities	(1,533)	(1,646)
Debenture loans	(797)	(798)
Other borrowings	(10)	(11)
Amounts owed to subsidiary undertakings	(2,532)	(2,016)

	(4,872)	(4,471)

Total net assets (excluding pensions)	3,278	2,537
Pension assets (liabilities) (net of related deferred tax)	34	(80)

Total net assets (including pensions)	3,312	2,457

Capital and reserves
Share capital	122	119
Share premium	1,822	1,564
Profit and loss account	1,368	774

Shareholders' funds	3,312	2,457

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES (UK GAAP BASIS)

Years ended December 31

	2006	2005	2004
	(In £ Millions)
Profit for the financial year	834	118	125
Actuarial gains (losses) recognized in respect of the pension scheme (net of related deferred tax)	83	(21)	(7)

Total recognized gains relating to the financial year	917	97	118

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' CAPITAL
AND RESERVES (UK GAAP BASIS)

	Number of Ordinary Shares	Ordinary Share Capital	Share Premium	Retained Profit and Loss Reserve	Total
	(In Millions)	(In £ Millions)
January 1, 2004	2,009	100	553	1,106	1,759
Total recognized gains relating to 2004	—	—	—	118	118
Dividends	—	—	—	(323)	(323)
Proceeds from rights offering, net of expenses	339	17	1,004	—	1,021
Other new share capital subscribed	27	2	117	—	119
Transfer for shares issued in lieu of cash dividends	—	—	(116)	116	—

December 31, 2004	2,375	119	1,558	1,017	2,694
Transitional adjustment on adoption of FRS 26	—	—	2	(13)	(11)

January 1, 2005	2,375	119	1,560	1,004	2,683
Total recognized gains relating to 2005	—	—	—	97	97
Dividends	—	—	—	(378)	(378)
New share capital subscribed	12	—	55	—	55
Transfer for shares issued in lieu of cash dividends	—	—	(51)	51	—

January 1, 2006	2,387	119	1,564	774	2,457
Total recognized gains relating to 2006	—	—	—	917	917
Dividends	—	—	—	(398)	(398)
New share capital subscribed	57	3	333	—	336
Transfer for shares issued in lieu of cash dividends	—	—	(75)	75	—

December 31, 2006	2,444	122	1,822	1,368	3,312

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

STATEMENTS OF CASH FLOWS (UK GAAP BASIS)

Years ended December 31

	2006	2005	2004
	(In £ Millions)
Operations
Net cash inflow from operating activities before interest and tax	1,509	567	441
Interest paid	(344)	(390)	(357)
Taxes recovered	122	95	20
Acquisitions and disposals
Investment in shares in subsidiary undertakings	(35)	(153)	(1,010)
Equity dividends paid	(323)	(378)	(323)

Net cash inflow (outflow) before financing	929	(259)	(1,229)

Financing
Issue of ordinary share capital	15	55	1,140
Issue of borrowings, net of repayment	(1)	24	132
Issue of commercial paper and other borrowings to support a short-term fixed income securities reinvestment program	560	404	23
Movement in net amount owed by subsidiary undertakings	(1,369)	(257)	(67)

Net cash (outflow) inflow from financing	(795)	226	1,228

Net cash inflow (outflow) for the year	134	(33)	(1)

Reconciliation of profit on ordinary activities before tax to net cash inflow from operating activities
Profit on ordinary activities before tax	865	25	91
Add back: interest charged	463	411	352
Adjustments for non-cash items:
Fair value adjustments on derivatives	7	34	—
Pension scheme credit	(41)	(35)	—
Foreign currency exchange movements	(152)	112	(33)
Provisions against investments and loans	363	41	33
Decrease (increase) in debtors	14	(23)	(17)
(Decrease) increase in creditors	(10)	2	15

Net cash inflow from operating activities	1,509	567	441

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

NOTES TO THE CONDENSED FINANCIAL STATEMENT SCHEDULE

December 31, 2006

1 Accounting policies

        The financial statements of the parent company are prepared in accordance with applicable accounting standards under UK Generally Accepted Accounting Practice (UK GAAP), including Financial Reporting Standards (FRS) and Statements of Standard Accounting Practice (SSAP). This is in line with the parent company's UK statutory basis of reporting.

Changes in accounting policies

        The parent company has early adopted the amendment to FRS 17 issued in December 2006 in preparing the results for the year ended December 31, 2006. The main effect of this amendment is to replace the existing disclosure requirements of FRS 17 with those of IAS 19 'Employee Benefits'..The measurement change from this amendment where pension assets should now be valued at current bid value rather than mid-market value, has an immaterial effect on the parent company's results.

Significant accounting policies

Shares in subsidiary undertakings

        Shares in subsidiary undertakings in the balance sheet of the parent company are shown at the lower of cost and estimated realizable value.

Loans to subsidiary undertakings

        Loans to subsidiary undertakings in the balance sheet of the parent company are shown at cost, less provisions.

Derivatives

        Derivative financial instruments are used to reduce or manage interest rate and currency exposures. The parent company's policy is that amounts at risk through derivative transactions are covered by cash or by corresponding assets. Derivative financial instruments are carried at fair value with changes in fair value included in the profit and loss account.

        Under FRS 26 'Financial Instruments Measurement', hedge accounting is permissible only if certain criteria are met regarding the establishment of documentation and continued measurement of hedge effectiveness. For derivative financial instruments designated as fair value hedges, the movements in the fair value are recorded in the profit and loss account with the accompanying change in fair value of the hedged item attributable to the hedged risk.

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

Dividends

        Dividends are recognized in the period in which they are declared. Dividends declared after the balance sheet date in respect of the prior reporting period are treated as a non-adjusting event.

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

Pensions

        The parent company assumes a portion of the pension surplus or deficit of the Group's largest pension scheme, the Prudential Staff Pension Scheme (PSPS). The parent company applies the requirements of FRS 17 (as amended in December 2006) to its portion of the PSPS surplus or deficit.

        A pension surplus or deficit is recorded as the difference between the present value of the scheme liabilities and the fair value of the scheme assets.

        The assets and liabilities of the defined benefit pension schemes of the Prudential Group are subject to a full triennial actuarial valuation using the projected unit method. Estimated future cashflows are then discounted at a high quality corporate bond rate to determine its present value. These calculations are performed by independent actuaries.

        The aggregate of the actuarially determined service costs of the currently employed personnel and the unwind of the discount on liabilities at the start of the period, less the expected investment return on the scheme assets at the start of the period, is recognized in the profit and loss account.

        Actuarial gains and losses as a result of the changes in assumptions, the difference between actual and expected investment return on scheme assets or experience variances are recorded in the statement of total recognized gains and losses.

2 Dividends declared in the reporting period from subsidiary undertakings

	2006	2005	2004
	(In £ Millions)
The Prudential Assurance Company Limited	248	383	309
Prudential Holdings Limited	862	—	—
M&G Group Limited	165	137	95
Other subsidiaries	28	—	—

Total dividends	1,303	520	404

3 Reconciliation from UK GAAP to US GAAP

	2006	2005	2004
	(In £ Millions)
Net Income
Profit for the financial year of the parent company in accordance with UK GAAP	834	118	125
IFRS adjustments	92	(25)	(7)

Profit for the financial year of the parent company (including dividends from the subsidiaries) in accordance with IFRS	926	93	118
Share in the IFRS profit of the Group net of distribution to the parent company	(52)	655	399

Net income of the Group attributable to shareholders in accordance with IFRS	874	748	517
US GAAP adjustments	(169)	444	(426)

Net income of the Group in accordance with US GAAP	705	1,192	91

	2006	2005
	(In £ Millions)
Net Equity
Shareholders' funds of the parent company in accordance with UK GAAP	3,312	2,457
IFRS adjustments	—	(8)

Shareholders' equity of the parent company in accordance with IFRS	3,312	2,449
Share in the IFRS net equity of the Group	2,176	2,745

Shareholders' equity of the Group in accordance with IFRS	5,488	5,194
US GAAP adjustments	1,716	1,999

Shareholders' equity of the Group in accordance with US GAAP	7,204	7,193

        The parent company financial statements are prepared in accordance with UK GAAP and the consolidated financial statements are prepared in accordance with IFRS. The above table provides a reconciliation between UK GAAP, IFRS and US GAAP.

        The "IFRS adjustment" in the above table in respect of the parent company represent the difference in the accounting treatment for pension liabilities between UK GAAP and IFRS. The shares in the IFRS profit and net equity of the Group represents the parent company's equity in the earnings and net assets of its subsidiaries and associates. The profit for the financial year of the parent company in accordance with UK GAAP and IFRS includes dividends declared in the year from subsidiary undertakings of £1,303 million, £520 million and £404 million for the years ended December 31, 2006, 2005, and 2004, respectively (see Note 2).

        As stated in Note 1 to the condensed financial statement schedule, under UK GAAP, the parent company accounts for its investments in subsidiary undertakings on the lower of cost and estimated realizable value. For the purposes of this reconciliation, the IFRS adjustment to the parent company excludes any valuation adjustments to shares in subsidiary undertakings which are eliminated on consolidation. Under US GAAP, these investments are accounted for under the equity method of accounting.

        The "US GAAP adjustments" in the above table represent the total of material differences between IFRS and US GAAP as presented in Note J to the consolidated financial statements.

4 Guarantees provided by the parent company

        The parent company provides a guarantee for the £150 million principal amount of the 9.375 per cent bonds due 2007, as disclosed in Note H13 to the consolidated financial statements, which have been issued by one of its finance subsidiaries. In certain instances the parent company has also guaranteed that other subsidiaries will meet their obligations when they fall due for payment.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PRUDENTIAL PLC
June 28, 2007	By:	/s/ MARK TUCKER
	Name:	Mark Tucker
	Title:	Group Chief Executive

Item 19. Exhibits

        Documents filed as exhibits to this Form 20-F:

Exhibit Number	Description
1.	Memorandum and Articles of Association of Prudential.
2.1
Form of Deposit Agreement among Prudential, Morgan Guaranty Trust Company of New York, as depositary, and holders and beneficial owners from time to time of ADRs issued thereunder, including the form of ADR.(1)
2.2
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
4.1	Restricted Share Plan(4), Group Performance Share Plan and Business Unit Performance Plan.
4.2	Executive Directors' Service Contracts: Mark Tucker(3) Philip Broadley(2) Clark Manning(2) Michael McLintock(2) Nick Prettejohn(4) Barry Stowe
4.3	Other benefits between the Prudential Group and Executive Directors: Mark Tucker(4) Philip Broadley(4) Clark Manning(4) Michael McLintock(4) Nick Prettejohn(4) Barry Stowe
4.4	Chairman's Letter of Appointment(3)
4.5	Other benefits between Prudential and the Chairman(4)
4.6	Non-executive Directors' Letters of Appointment Keki Dadiseth(3) Michael Garrett(3) Bridget Macaskill(3) Kathleen O'Donovan(3) James Ross(3) Lord Turnbull(4)
4.7	Other benefits between Prudential and the non-executive Directors Keki Dadiseth(4) Michael Garrett(4) Bridget Macaskill(4) Kathleen O'Donovan(4) James Ross(4) Lord Turnbull(4)
6.	Statement re computation of per share earnings (set forth in Note B1 and Note K to the consolidated financial statements included in this Form 20-F).

8.	Subsidiaries of Prudential (set forth in Note I6 to the consolidated financial statements included in this Form 20-F).
12.1	Certification of Prudential plc's Group Chief Executive pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of Prudential plc's Group Finance Director pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Annual certification pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
14.1	Consent of KPMG Audit Plc.
15.1	Prudential's Code of Business Conduct.

(1)
As previously filed with the Securities and Exchange Commission on June 22, 2000 as an exhibit to Prudential's Form F-6.

(2)
As previously filed with the Securities and Exchange Commission on June 24, 2003 as an exhibit to Prudential's Form 20-F.

(3)
As previously filed with the Securities and Exchange Commission on June 24, 2005 as an exhibit to Prudential's Form 20-F.

(4)
As previously filed with the Securities and Exchange Commission on June 28, 2006 as an exhibit to Prudential's Form 20-F.

QuickLinks

TABLE OF CONTENTS
  Item 3. Key Information
SELECTED HISTORICAL FINANCIAL INFORMATION OF PRUDENTIAL
Dividend Data
Exchange Rate Information
RISK FACTORS
FORWARD-LOOKING STATEMENTS
  Item 4. Information on the Company
BUSINESS OF PRUDENTIAL
Overview
Strategy
Company Address and Agent
Significant Subsidiaries
UK Business
US Business
Asian Business
Investments
Description of Property—Corporate Property
Competition
Intellectual Property
Legal Proceedings
Sources
SUPERVISION AND REGULATION OF PRUDENTIAL
UK Supervision and Regulation
US Supervision and Regulation
Asian Supervision and Regulation
  Item 4A. Unresolved staff comments
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
  Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Prudential plc
  Item 16A. Audit Committee Financial Expert
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
Prudential plc and Subsidiaries Notes to the Consolidated Financial Statements December 31, 2006
INDEX TO THE CONDENSED FINANCIAL INFORMATION OF REGISTRANT
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONDENSED FINANCIAL STATEMENT SCHEDULE
SCHEDULE II CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc PROFIT AND LOSS ACCOUNTS (UK GAAP BASIS) Years ended December 31
SCHEDULE II CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc BALANCE SHEETS (UK GAAP BASIS) December 31
SCHEDULE II CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES (UK GAAP BASIS) Years ended December 31
RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' CAPITAL AND RESERVES (UK GAAP BASIS)
SCHEDULE II CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc STATEMENTS OF CASH FLOWS (UK GAAP BASIS) Years ended December 31
SCHEDULE II CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc NOTES TO THE CONDENSED FINANCIAL STATEMENT SCHEDULE December 31, 2006
SIGNATURES
  Item 19. Exhibits