Form 20-F
period 2007-12-31
PRUDENTIAL PLC
filed 2008-05-15
CIK 1116578

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on May 15, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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

David Martin
Head of Group Financial Reporting and Development
Prudential plc
Laurence Pountney Hill,
London EC4R 0HH, England
+44 20 7548 3640
david.martin@prudential.co.uk
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

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

None

The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2007 was:

2,470,017,240 Ordinary Shares, 5 pence par value each

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

Large accelerated filer     X           Accelerated filer                  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP        International Financial Reporting Standards as issued by the International Accounting Standards Board   X   Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17          Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes          No    X

*
Not for trading, but only in connection with the registration of American Depositary Shares.

i

Item 9.	The Offer and Listing	188
	Comparative Market Price Data	188
	Market Data	189
Item 10.	Additional Information	189
	Memorandum and Articles of Association	189
	Material Contracts	196
	Exchange Controls	197
	Taxation	197
	Documents on Display	200
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	200
	Overview	200
	Major Risks	201
	Currency of Investments	201
	Currency of Core Borrowings	201
	Sensitivity Analysis	202
Item 12.	Not Applicable
Item 13.	Defaults, Dividend Arrearages and Delinquencies	205
Item 14.	Material Modifications to the Rights of Security Holders	206
Item 15.	Controls and Procedures	206
Item 16A.	Audit Committee Financial Expert	208
Item 16B.	Code of Ethics	208
Item 16C.	Principal Accountant Fees and Services	208
Item 16D.	Exemptions from the Listing Standards for Audit Committees	211
Item 16E.	Purchases of Equity Securities by Prudential plc and Affiliated Purchasers	211
Item 17.	Not Applicable
Item 18.	Financial Statements
	Consolidated Financial Statements	F-1
	Condensed Financial Information of Registrant	S-1
Item 19.	Exhibits

ii

Item 3. Key Information

SELECTED HISTORICAL FINANCIAL INFORMATION OF PRUDENTIAL

        The following table sets forth Prudential's selected consolidated financial data for the periods indicated. Certain data is derived from Prudential's audited consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (collectively "IFRS"). Were the Group to apply International Financial Reporting Standards as adopted by the European Union ("EU") as opposed to those issued by the International Accounting Standards Board ("IASB"), no additional adjustments would be required. This table is only a summary and should be read in conjunction with Prudential's consolidated financial statements and the related notes included elsewhere in this document, together with Item 5, "Operating and Financial Review and Prospects".

        The following table presents the income statement and balance sheet data for and as at the years ended December 31, 2004 to 2007, as presented in accordance with IFRS, and has been derived from Prudential's consolidated financial statements, audited by KPMG Audit Plc:

	Year Ended December 31,
	2007(1)	2007	2006*	2005*	2004*
	(In $ Millions)	(In £ Millions)
Income statement data
Gross premium earned	36,430	18,359	16,157	15,225	16,408
Outward reinsurance premiums	(339)	(171)	(171)	(197)	(256)

Earned premiums, net of reinsurance	36,091	18,188	15,986	15,028	16,152
Investment income	24,250	12,221	17,128	23,120	14,848
Other income	4,875	2,457	1,917	1,862	1,766

Total revenue, net of reinsurance	65,216	32,866	35,031	40,010	32,766

Benefits and claims and movement in unallocated surplus of with-profits funds	(53,556)	(26,990)	(28,421)	(33,100)	(26,593)
Acquisition costs and other operating expenditure	(8,975)	(4,523)	(4,212)	(4,514)	(4,519)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(333)	(168)	(177)	(175)	(154)
Goodwill impairment charge	—	—	—	(120)	—

Total charges	(62,864)	(31,681)	(32,810)	(37,909)	(31,266)

Profit before tax(2)	2,352	1,185	2,221	2,101	1,500
Tax attributable to policyholders' returns	(38)	(19)	(849)	(1,147)	(711)

Profit before tax attributable to shareholders	2,314	1,166	1,372	954	789
Tax attributable to shareholders' profits	(758)	(382)	(392)	(242)	(215)

Profit from continuing operations after tax	1,556	784	980	712	574
Discontinued operations (net of tax)(3)	478	241	(105)	48	(58)

Profit for the year	2,034	1,025	875	760	516

	As of and for the year ended December 31,
	2007(1)	2007	2006	2005	2004
	(In $ Millions, Except Share Information)	(In £ Millions, Except Share Information)
Balance sheet data
Total assets	436,038	219,744	216,520	207,436	180,006
Total policyholder liabilities and unallocated surplus of with-profits funds	378,146	190,569	178,587	170,315	145,211
Core structural borrowings of shareholder financed operations	4,945	2,492	3,063	3,190	3,248
Total equity	12,507	6,303	5,620	5,366	4,626
Based on profit for the year attributable to the equity holders of the Company:
Basic earnings per share	82.94¢	41.8p	36.2p	31.6p	24.4p
Diluted earnings per share	82.75¢	41.7p	36.2p	31.6p	24.4p
Dividend per share declared and paid in reporting period(6)	34.57¢	17.42p	16.44p	15.95p	15.48p
Equivalent cents per share(7)	—	34.70¢	30.74¢	29.61¢	28.36¢
Market price at end of period	1,413¢	712p	699.5p	550p	453p
Weighted average number of shares (in millions)		2,445	2,413	2,365	2,121
Other data
New business from continuing operations:
Single premium sales(5)	29,699	14,967	14,027	12,848	11,427
New regular premium sales(4)(5)	2,732	1,377	1,067	853	703
Gross investment product contributions	106,674	53,759	33,894	26,373	25,108
Funds under management	529,808	267,000	251,000	234,000	197,000

*
The presentation of the comparative results have been adjusted to reclassify Egg Banking plc ("Egg") as discontinued operations as further described in note 3 below.

(1)
Amounts stated in US dollars have been translated from pounds sterling at the rate of $1.9843 per £1.00 (the noon buying rate in New York City on December 31, 2007).

(2)
Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits.

(3)
Discontinued operations predominantly relate to UK banking operations following the sale on May 1, 2007, of Egg to Citibank Overseas Investment Corporation, a subsidiary of Citigroup Inc ("Citi"). See note J of the notes to Prudential's consolidated financial statements.

(4)
New regular premium sales are reported on an annualized basis, which represents a full year of installments in respect of regular premiums irrespective of the actual payments made during the year.

(5)
The new business premiums in the table shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

New business premiums for regular premium products are shown on an annualized basis. Department of Work and Pensions ("DWP") rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.

The details shown above for new business include contributions for contracts that are classified under IFRS 4 "Insurance Contracts" as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK insurance operations and Guaranteed Investment Contracts and similar funding agreements written in US operations.

Investment products included in the table for funds under management above are unit trust, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as "investment contracts" under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business. US investment products are no longer included in the table above as they are assets under administration rather than funds under management.

The table above includes the transfer of 62,000 with-profits annuity policies from Equitable Life on December 31, 2007, with assets of approximately £1.7 billion.

The tables above include a bulk annuity transaction with the Scottish Amicable Insurance Fund ("SAIF") with a premium of £560 million in June 2006. The transaction reflects the arrangement entered into for the reinsurance of non-profit immediate pension annuity liabilities of SAIF to Prudential Retirement Income Limited ("PRIL"), a shareholder-owned subsidiary of the Group. SAIF is a closed ring-fenced sub-fund of the Prudential Assurance Company Limited ("PAC") long-term fund established by a Court approved

  Scheme of Arrangement in October 1997, which is solely for the benefit of SAIF policyholders. Shareholders have no interest in the profits of this fund, although they are entitled to investment management fees on this business. The inclusion of the transaction between SAIF and PRIL as new business in the tables reflects the transfer from SAIF to Prudential shareholders' funds of longevity risk, the requirement to set aside supporting capital, and entitlement to surpluses arising on this block of business from the reinsurance arrangement. For Group reporting purposes the amounts recorded by SAIF and PRIL for the premium are eliminated on consolidation.

(6)
Under IFRS, dividends declared after the balance sheet date in respect of the prior reporting period are treated as a non-adjusting event. The appropriation reflected in the statement of changes in equity, therefore, includes the final dividend in respect of the prior year. Parent company dividends relating to the reporting period were an interim dividend of 5.70p per share in 2007 (2006: 5.42p, 2005; 5.30p) and a final dividend of 12.30p per share in 2007 (2006:11.72p, 2005: 11.02p).

(7)
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

        The following table shows certain information regarding the dividends per share that Prudential declared for the periods indicated in pence sterling and converted into US dollars at the noon buying rate in effect on each payment date. Interim dividends for a specific year now generally have a record date in August and a payment date in September of that year, and final dividends now generally have a record date in the following April and a payment date in the following May. The comparative figures for 2003 have been restated to take account of Prudential's rights offering in 2004. The restatement factor used for this period is 0.9614 based on a theoretical ex-rights price of 405.71 pence divided by the closing share price on the final day Prudential's shares traded cum-rights of 422.00 pence.

Year	Interim Dividend	Interim Dividend	Final Dividend	Final Dividend
	(pence)	(US Dollars)	(pence)	(US Dollars)
2003	5.09	0.0863	10.29	0.1867
2004	5.19	0.0952	10.65	0.1950
2005	5.30	0.0942	11.02	0.2046
2006	5.42	0.1028	11.72	0.2317
2007	5.70	0.1153	12.30

        A final dividend for 2007 of 12.30 pence per share was approved by the shareholders at the Annual General Meeting held on May 15, 2008. The interim dividend for 2007 was 5.70 pence per share. The total dividend for the year, including the interim dividend and the final dividend, amounts to 18.00 pence per share compared with 17.14 pence per share for 2006, an increase of five per cent. The total cost of dividends in respect of 2007 was £444 million. Dividend cover is calculated as operating profit based on longer-term investment returns after tax on an IFRS basis, divided by the current year total dividend. The full dividend for 2007 is covered 1.9 times by post-tax IFRS operating profit based on longer-term investment returns from continuing operations as discussed in Item 5. This compares with dividend cover of 1.8, 1.8 and 1.3 for the years 2006, 2005 and 2004 respectively in which IFRS basis results are available. The board will focus on delivering a growing dividend, which will continue to be determined after taking into account the Group's financial flexibility and opportunities to invest in areas of the business offering attractive returns. The Board believes that in the medium term a dividend cover of around two times is appropriate.

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

Year ended December 31,	Average rate
2003	1.65
2004	1.84
2005	1.82
2006	1.86
2007	2.01

        The following table sets forth the high and low noon buying rates for pounds sterling expressed in US dollars per pound sterling for each of the previous six months:

	High	Low
November 2007	2.11	2.05
December 2007	2.07	1.98
January 2008	1.99	1.95
February 2008	1.99	1.94
March 2008	2.03	1.98
April 2008	2.00	1.96

        On May 13, 2008, the noon buying rate was £1.00 = $1.95.

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

        In the United States, fluctuations in interest rates can affect results from Jackson National Life Insurance Company ("Jackson"), which has a significant spread-based business and where the majority of investments are in fixed-income securities. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders' liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates. Jackson also writes a significant amount of variable annuities that offer capital or income protection guarantees. Any cost of the guarantees that remain unhedged will affect the Company's results.

        For some non unit-linked products, in particular those written in some of the Group's Asian operations, it may not be possible to hold assets which will provide cash flows to exactly match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets such as Taiwan where regulated surrender values are set by regulators with reference to the interest rate environment prevailing at time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. This residual asset/liability mismatch risk can be managed but not eliminated. Where interest rates in these markets remain lower than interest rates used to calculate surrender values over a sustained period this could have an adverse impact on the Group's reported profit.

        In all markets in which Prudential operates, its businesses are susceptible to general economic conditions and changes in investment returns, which can also change the level of demand for Prudential's products. Past uncertain trends in international economic and investment climates which have adversely affected Prudential's business and profitability could be repeated. This adverse effect would be felt principally through reduced investment returns and higher credit defaults. In addition, falling investment returns could impair its ability to write significant volumes of new business. Prudential in the normal course of business enters into a variety of transactions, including derivative transactions with counterparties. Failure of any of these counterparties, particularly in conditions of major market disruption, to discharge their obligations, or where adequate collateral is not in place, could have an adverse impact on Prudential's results.

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses.

        Due to the geographical diversity of Prudential's businesses, it is subject to the risk of exchange rate fluctuations. Prudential's international operations in the United States and Asia, which represent a significant proportion of operating profit and shareholders' funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential's consolidated financial statements upon translation of results into pounds sterling. The currency exposure relating to the translation of reported earnings is not separately managed. Consequently, this could impact on the Group's gearing ratios (defined as debt over debt plus shareholders' funds). The impact of gains or losses on currency translations is recorded as a component within the statement of changes in equity.

Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which it operates.

        Changes in government policy, legislation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates, which in some circumstances may be applied retrospectively, may adversely affect Prudential's product range, distribution channels, capital requirements and, consequently, reported results and financing requirements. For instance, regulators in jurisdictions in which Prudential operates may change the level of capital required to be held by individual businesses. Also these changes could include possible changes in the regulatory framework for pension arrangements and policies, the regulation of selling practices and solvency requirements. In the United Kingdom several proposed and potential regulatory changes could have significant effect on the types of products Prudential provides to its customers and intermediaries and how those products are priced, distributed and sold. These include the Financial Services Authority's ("FSA"s) Treating Customers Fairly initiative, the FSA's review of retail distribution, the proposed regulatory change affecting the pensions market and the implementation of the new European Union ("EU") solvency framework for insurers ("Solvency II") which should be implemented by member states during 2012.

        The current EU Insurance Groups Directive ("IGD") requires European financial services groups to demonstrate net aggregate surplus capital in excess of solvency requirements at the Group level in respect of shareholder-owned entities. The test is a continuous requirement, so that Prudential needs to maintain a somewhat higher amount of regulatory capital at the Group level than otherwise necessary in respect of some of its individual businesses to accommodate, for example, short-term movements in global foreign exchange rates, interest rates, deterioration in credit quality and equity markets. In addition, changes in the local regulatory environment of countries where this is deemed equivalent to the EU could affect the calculation of the Group's solvency position. The application of Solvency II requirements to international groups is still unclear and there is a risk of inconsistent application in different member states which may place Prudential at a competitive disadvantage to other European and non-European financial services groups.

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

        The Group's accounts are prepared in accordance with current international financial reporting standards applicable to the insurance industry. The International Accounting Standards Board ("IASB") introduced a framework that it described as Phase I that permitted insurers to continue to use the statutory basis of accounting that existed in their jurisdictions prior to January 2005. The IASB has published proposals in its Phase II discussion paper that would introduce significant changes to the statutory reporting of insurance entities that prepare accounts according to international financial reporting standards. It is uncertain whether and how the proposals in the discussion paper will become definitive international financial reporting standards and when such changes might take effect.

        European Embedded Value ("EEV") basis results are published as supplementary information for Prudential's announcements to the UK Listing Authority and in its UK Annual Report. The EEV basis is a value based reporting method for Prudential's long-term business which is used by market analysts and which underpins a significant part of the key performance indicators used by the Company's management for both internal and external reporting purposes. The Chief Financial Officers' ("CFO") Forum will be publishing principles and guidance for calculating embedded value results on a market-consistent basis. Prudential intends to adopt the market-consistent approach in 2008. This will result in a restatement of reported EEV results and change the reporting basis of future results reported in the UK.

The resolution of several issues affecting the financial services industry could have a negative impact on Prudential's reported results or on its reputation or on its relations with current and potential customers.

        Prudential is, and in the future may be, subject to legal and regulatory actions in the ordinary course of its business, both in the United Kingdom and internationally. This could be a review of business sold in the past under previously acceptable market practices at the time such as the requirement in the United Kingdom to provide redress to certain past purchasers of pension and mortgage endowment policies, changes to the tax regime affecting products and regulatory reviews on products sold and industry practices, including in the latter case businesses it has closed.

        Regulators particularly, but not exclusively, in the United States and the United Kingdom are moving towards a regime based on principles-based regulation which brings an element of uncertainty. These regulators are increasingly interested in the approach that product providers use to select third-party distributors. In some case product providers can be held responsible for the deficiencies of third-party distributors.

        In the United States, federal and state regulators have focused on, and continue to devote substantial attention to, the mutual fund, fixed index and variable annuity and insurance product industries. This includes new regulations in respect of the suitability of broker-dealers' sales of certain products. As a result of publicity relating to widespread perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms.

        In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. There is a risk that new requirements are retrospectively applied to sales made prior to their introduction.

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

        The markets for financial services in the United Kingdom, United States and Asia are highly competitive, with several factors affecting Prudential's ability to sell its products and its continued profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance, historical bonus levels, developing demographic trends and customer appetite for certain savings products. In some of its markets Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates or claims-paying ratios. Further, heightened competition for talented and skilled employees with local experience, particularly in Asia, may limit the Group's potential to grow its business as quickly as planned.

        Within the United Kingdom, Prudential's principal competitors in the life insurance market include many of the major retail financial services companies including, in particular, Aviva, Legal & General, HBOS and Standard Life.

        Jackson's competitors in the United States include major stock and mutual insurance companies, mutual fund organizations, banks and other financial services companies such as AIG, AXA, Hartford, Lincoln National, MetLife and TIAA-CREF.

        In Asia, the Group's main regional competitors are international financial companies, including AIG, Allianz, AXA, ING and Manulife, as well as a number of local companies with a significant market presence in certain countries.

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

        Prudential's financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in most of Prudential's products, and as a result its competitiveness. Changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential's financial condition. Downgrades in Prudential's ratings could have an adverse effect on its ability to market products and retain current policyholders. In addition, the interest rates Prudential pays on its borrowings are affected by its debt credit ratings, which are in place to measure Prudential's ability to meet its contractual obligations. Prudential believes the credit rating downgrades it experienced in 2002 and 2003, together with the rest of the United Kingdom insurance industry, and in 2006 by Standard & Poor's to bring Prudential into line with the standard rating agency notching between operating subsidiary financial strength rating and the credit rating for other European insurance holding companies, have not to date had a discernible impact on the performance of its business.

        Prudential's long-term senior debt is rated as A2 (stable outlook) by Moody's, A+ (stable outlook) by Standard & Poor's and AA- (stable outlook) by Fitch.

        Prudential's short-term debt is rated as P-1 by Moody's, A-1 by Standard & Poor's and F1+ by Fitch.

        Prudential Assurance Company's (PAC's) financial strength is rated Aa1 (negative outlook) by Moody's, AA+ (stable outlook) by Standard & Poor's and AA+ (stable outlook) by Fitch.

Adverse experience in the operational risks inherent in Prudential's business could have a negative impact on its results of operations.

        Operational risks are present in all of Prudential's businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events. Prudential's business is dependent on processing a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. In addition, Prudential outsources several operations, including in the United Kingdom a significant part of its back office and customer-facing functions as well as a number of IT functions. In turn, Prudential is reliant upon the operational processing performance of its outsourcing partners.

        Further, because of the long-term nature of much of Prudential's business, accurate records have to be maintained for significant periods. Prudential's systems and processes incorporate controls which are designed to manage and mitigate the operational risks associated with its activities. For example, any weakness in the administration systems or actuarial reserving processes could have an impact on its results of operations during the effective period. Prudential has not experienced or identified any operational risks in its systems or processes during 2007, which caused, or which have subsequently caused, or are expected to cause, a significant negative impact on its results of operations.

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

EEV BASIS AND NEW BUSINESS RESULTS

        In addition to IFRS basis results, the Group's filings with the UK Listing Authority and Group Annual Reports include reporting by Key Performance Indicators ("KPIs"). These include results prepared in accordance with the European Embedded Value ("EEV") Principles and Guidance issued by the Chief Financial Officers' ("CFO") Forum of European Insurance Companies, and New Business measures.

        The EEV basis is a value based method of reporting in that it reflects the change in the value of in-force long-term business over the accounting period. This value is called the shareholders' funds on the EEV basis which, at a given point in time, is the value of future cash flows expected to arise from the current book of long-term insurance business plus the net worth (based on statutory solvency capital (or economic capital where higher) and unencumbered capital) of the company. EEV basis results are published semi-annually by the company in the UK Market.

        New Business results are published quarterly and are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement.

        The Company's KPIs also include IFRS basis operating profit based on longer-term investment returns as explained in Item 5.

Item 4. Information on the Company

BUSINESS OF PRUDENTIAL

Overview

        Prudential is a leading international financial services group, providing retail financial services in the markets in which it operates, primarily the United Kingdom, the United States and Asia. At December 31, 2007, Prudential was one of the 30 largest public companies in the United Kingdom in terms of market capitalization on the London Stock Exchange. Prudential is not affiliated with Prudential Financial, Inc. or its subsidiary, The Prudential Insurance Company of America.

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

        Prudential Corporation Asia is the leading European-based life insurer in Asia in terms of market coverage and number of top three positions in markets(1), with operations in 13 Asian countries. Prudential Corporation Asia offers a mix of life insurance with accident and health options, mutual funds and selected personal lines property and casualty insurance with the product range tailored to suit the individual country markets. Its insurance products are distributed mainly through an agency sales-force and complementary bancassurance agreements while the majority of mutual funds are sold through banks and brokers. Its life insurance operations in China and India are conducted through joint ventures in which it holds 49 per cent and 26 per cent, respectively. In addition, in India, Prudential holds 49 per cent of a fund management joint venture with ICICI, in China it has a 50 per cent stake in a funds management joint venture with CITIC, which is called CITIC-Prudential, and in Hong Kong, it holds a 36 per cent stake in a joint venture with Bank of China International for MPF and mutual funds.

        At December 31, 2007, Prudential Corporation Asia:

  •
  had operations in 13 countries and was Europe's leading life insurer in Asia in terms of market coverage and number of top 3 market positions;

  •
  was the region's second largest manager of retail funds (excluding Japan), where retail includes unit trusts, mutual funds and similar types of fund;

  •
  had over 410,000 tied agents and multiple third party distribution agreements; and

  •
  over twelve million life insurance policies in force.

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

        At December 31, 2007, in the United States, Jackson was:

  •
  the seventeenth largest life insurance company in terms of General Account assets(2);

  •
  the tenth largest provider of individual traditional fixed deferred annuities in terms of sales(3),

  •
  the eighth largest provider of fixed index annuities in terms of sales(4);

  •
  the twelfth largest provider of variable annuities in terms of sales(5); and

  •
  rated A1 (stable outlook) by Moody's, AA (stable outlook) by Standard & Poor's and AA (stable outlook) by Fitch in terms of financial strength rating. The ratings from Standard & Poor's and Fitch represent the third highest ratings and the rating from Moody's represents the fifth highest rating out of their respective rating categories.

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

        At December 31, 2007, in the United Kingdom, Prudential was:

  •
  the proprietor of one of the largest long-term funds of investment assets supporting long-term insurance products (the Prudential Assurance Company long-term fund)(6);

  •
  a market leader in the corporate pensions market providing solutions to over 20 per cent of the FTSE 350 companies;

  •
  the fourth largest United Kingdom asset manager(7); and

  •
  rated as Aa1 by Moody's, AA+ by Standard and Poor's and AA by Fitch for financial strength of the Prudential Assurance Company. Moody's placed the Prudential Assurance Company on negative outlook on May 16, 2007. All other ratings are with a stable outlook. The ratings from Moody's, Standard & Poor's and Fitch for the Prudential Assurance Company represent the second highest ratings in their respective rating categories.

(1)
Source: Prudential analysis of latest externally available new business market statistics

(2)
Source: Statutory financial data per National Underwriter Insurance Data Services from Highline Data, rankings as of 9/30/07, latest rankings available

(3)
Source: LIMRA. Quarterly rankings and market share are year-to-date figures. Fixed includes FIA sales. Traditional Fixed is traditional individual deferred fixed annuities and does not include FIA, immediate or structured settlements

(4)
Source: The Advantage Compendium

(5)
Source: VARDS

(6)
Source: Company return to FSA

(7)
Source: Watson Wyatt

Group Strategy Overview

Prudential's objective

        Prudential's overriding objective is to generate sustainable value for its shareholders by combining a clear focus on delivering profitable growth in the short term, with sound strategic positioning to capture long term growth opportunities.

Prudential's strategic focus

        Prudential's strategy is centered on the global retirement opportunity, where it believes it has the assets and capabilities to capture a disproportionate share of this growing profit pool over the coming years.

Prudential's key markets

        Geographically, Prudential will focus on expanding its existing franchises in Asia, the United States and the United Kingdom, where it already holds strong and often market-leading positions.

Prudential's assets and capabilities

        Within these markets, Prudential intends to continue to leverage its brands, its product innovation skills and its investment management and risk management expertise to develop and deliver solutions that meet the changing needs of customers throughout their pre- and post- retirement years, and it will look to further strengthen its powerful distribution networks to enable it to bring those products to market successfully.

        Prudential will use its local knowledge to try and ensure it tailors solutions to local market needs, while at the same time, continuing to leverage the benefits of the Group as a whole in terms of greater capital efficiency, greater risk appetite and operational synergies.

Driving Growth

Asia

        Prudential's strategy in Asia is to continue to build quality, multi-channel distribution that delivers customer-centric and profitable products in segments that have the potential for sustained growth, with an increasing emphasis on retirement solutions.

United States

        The United States is the largest retirement savings market in the world, and Jackson's strategy is to leverage its product innovation skills, relationship-based distribution model and low cost infrastructure to capture a growing and profitable share of this market.

United Kingdom

        Prudential UK's strategy is to concentrate on those areas of the retirement savings and income markets where it can generate attractive returns, capitalizing on its longevity experience, multi-asset management capabilities, brand and financial strength.

M&G

        M&G's strategy is to focus on delivering superior investment performance and maximizing risk-adjusted returns for its retail, wholesale and internal clients.

2007 Priorities

        A summary of the 2007 priorities and the level of achievement in respect of these for the year is detailed in the table below:

2007 Summary Priorities		2007 Summary Achievements
Group
•	Improve Group holding company cash flow(1) and maintain robust capital position	•	Operating cash flow improved and Prudential is on target to be operating cash flow positive in 2008.
•	Deliver growing dividend, targeting two- times cover over time	•	The full year dividend is up five per cent with 1.9 times cover
•	Share expertise and innovation across the Group	•	Prudential continues to share expertise across borders. For example, it has drawn on Jackson's experience to offer variable annuity products in Asia.
Asia
•	At least double 2005 EEV new business profits by 2009(2)	•	Prudential anticipates that, based on current levels of performance and trends, that this target will be met a year early.
•	Expand distribution and improve productivity	•	Agent numbers grew by 125,000 to 410,000, and agency sales were up 44 per cent. Agent productivity increased, including improvements of 67 per cent in Vietnam and 21 per cent in Singapore.
•	Continue product innovation with focus on retirement and wealth	•	Prudential launched the "What's your number?" retirement campaign in six Asian Markets, and new health products in Singapore, India and Hong Kong.
United States
•	Continue to enhance and expand the existing product offering	•	Prudential introduced six guaranteed living benefits and a further 20 investment options to its variable annuity product.
•	Continue to take profitable share of variable annuities	•	Prudential's variable annuity market share grew to 5.1 per cent, up from 4.6 per cent in 2006(3).
•	Increase share of US retail asset management market	•	Prudential launched a range of retail mutual fund products. Curian increased assets under management by 42 per cent in 2007.

United Kingdom
•	Build retirement income business	•	Prudential wrote one in four of the UK's individual annuities and grew its lifetime mortgage business to a 14 per cent market share(4).
•	Focus on profitable retirement savings and wholesale opportunities	•	Prudential has withdrawn from unprofitable product areas and developed a factory gate proposition aimed at distribution partners with good persistency. Prudential completed the £1.7 billion Equitable Life transaction.
•	Deliver targeted cost savings	•	By the end of 2007, £115 million of the cost saving target of £195 million had been delivered and plans are in place to deliver the additional £80 million.
•	Consider reattribution of the inherited estate	•	Prudential nominated a Policyholder Advocate. A decision whether to proceed will be made in the first half of 2008.
Asset Management
•	Maintain strong investment performance	•	45 per cent of M&G's retail mutual funds delivered top quartile performance. 86 per cent of segregated institutional mandates met or exceeded their benchmarks.
•	Develop product range	•	New funds were launched in five Asian markets, the US and the UK.
•	Expand distribution reach	•	M&G increased its distribution reach in Europe, and Prudential's Asian business broadened its multi-channel distribution network across the region.

(1)
Holding company cash flow is the increase or decrease in cash and short-term investments of the holding company and related finance subsidiaries during the reporting period.

(2)
EEV new business profits are the present pre-tax value of future shareholder cash flows from new business, less a deduction for the cost of locked-in (encumbered) capital and the impact of the time value of options and guarantees as prepared in accordance with the EEV Principles and Guidance issued by the CFO Forum of European Insurance Companies and reported in the UK. See "Item 3—Key Information—EEV Basis and New Business Results".

(3)
Source: Morning Star Research Center

(4)
Source: SHIP

2008 Priorities

Group

        Prudential's overriding objective for 2008 remains that of continuing to create value for its shareholders by fully exploiting the power of its retirement-led strategy and continuing to expand the excellent businesses that it has in place today. On a business unit basis Prudential aims to focus on the following priorities in 2008:

Life insurance

In Asia:

  •
  Expand the agency force and continue to improve productivity

  •
  Maximize the potential from non-agency distribution and add new partners

  •
  Further develop direct marketing channels and up-sell and cross-sell

  •
  Increased focus on retirement services and health products

In the US:

  •
  Continue to innovate around its key variable annuity product

  •
  Enhance its world-class operating platform

  •
  Expand retail distribution

  •
  Selectively participate in the institutional market

In the UK:

  •
  Build on its strengths in the retirement market and risk products

  •
  Migrate to factory gate cautiously managed asset accumulation products

  •
  Deliver on the cost reduction program including the outsource program

  •
  Selectively participate in the institutional market

  •
  Determine whether it is in the best interest of policyholders and shareholders to pursue a reattribution of the inherited estate

Asset management

  •
  Maintain superior investment performance for both internal and external funds

  •
  Extend third party retail and institutional businesses

Summary

        In 2007, Prudential's operating performance was strong, building on the positive momentum established in 2005 and 2006.

        The combination of Prudential's retirement-led strategy, a clear focus on generating profitable growth and excellence in the delivery of its plans is driving shorter-term performance and also placing the Group in a strong position from which to outperform in the longer-term.

        Prudential believes that the retirement market offers significant long-term sustainable growth opportunities as a significant demographic wave transitions out of the work-force and into retirement. The Prudential Group has a strong presence in this sector based on its financial strength, its investment and risk management skills, its brands and its product and distribution expertise.

        There is significant volatility and nervousness in markets and it is likely that there will be a period of less attractive economic growth trends in the US and in the UK than it has seen in recent years. Notwithstanding this, Prudential believes that its strategy and its business model are very robust and are well placed to continue to deliver sustainable value.

        In Asia, the fundamentals underpinning economic growth remain powerful and Prudential's businesses are very well placed to benefit. Prudential believes it is currently on track to deliver in 2008, one year earlier than previously stated, on its target of at least doubling 2005 EEV basis new business profit by 2009.

        In the US, Prudential believes it is well positioned to continue its record of out performance and that its value driven strategy in the UK is on track.

        In the UK Prudential has already de-emphasized those products which it believes might have been more sensitive to market conditions.

        Prudential's asset management businesses, although more directly influenced by market movements, are well placed to capitalize on their strong market positions and investment performance to deliver net flows and profit growth.

        Prudential believes that overall the prospects for the Group in 2008 remain positive and that over the longer-term the demographic, economic and social factors driving its business are likely to continue and it is ideally positioned to capture a greater share of that growth.

Company Address and Agent

        Prudential plc is a public limited company incorporated on November 1, 1978, and organized under the laws of England and Wales. Prudential's registered office is Laurence Pountney Hill, London EC4R 0HH, England (telephone: +44 20 7220 7588). Prudential's agent in the United States is Jackson National Life Insurance Company, located at 1 Corporate Way, Lansing, Michigan 48951, United States of America.

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

        Prudential's strategy in Asia is to build quality, multi-channel distribution that delivers customer centric and profitable products in segments with the potential for sustained growth. By necessity, the approach to each market varies, but all operations are unified under the Prudential icon and common brand values. Prudential believes that, as its track history demonstrates, it has the ability to leverage learning and expertise from within the region and the wider Group to accelerate the development of unique opportunities as they arise in each market.

        The ability to execute the strategy is highly dependent on the strength and depth of the management talent pool in the region and consequently Prudential invests in continually strengthening and developing its teams. The operating model empowers local management teams with a regional team overseeing control functions such as risk management and providing strategic guidance and technical support in areas such as distribution optimization and product design.

        Asia remains a very attractive region for growth opportunities due to its high levels of economic activity translating into higher levels of personal wealth, greater disposable incomes, a comparatively higher propensity to save and a growing appetite for good quality protection and savings products. Traditionally older people have relied on their children to provide for them, but within just one generation this is expected to be far less common. Within this environment, ageing demographics are also beginning to drive increased household savings rates and an emerging need for healthcare and retirement solutions.

        Asian governments generally have little appetite to increase the provision of state funded retirement benefits and healthcare and are actively encouraging the development of a strong, dynamic private sector to meet people's growing need for financial solutions.

Life Insurance

        Prudential has a market leading platform with a top three market share position, in terms of new business APE, in seven of its twelve markets (Source: Prudential analysis of latest externally available new business market statistics). Prudential has a unique position in Vietnam with a market leading life insurance business and well respected brand. To further leverage this platform, Prudential launched a consumer finance company in September 2007. Prudential has the leading private sector life insurance joint ventures in China and India. Prudential Corporation Asia's high proportion of profitable, regular premium business combined with sound operational management means cash flows can be predicted with some certainty. As previously announced the business had net positive remittances of surplus cash back to the Group in 2007.

Distribution

        Agency is the predominant distribution channel in Asia and for Prudential, the agency force again generated 70 per cent of new business volumes in 2007. Success in agency distribution requires building and maintaining meaningful scale in terms of agent numbers whilst also providing the infrastructure to manage agent training and skills development to drive agency productivity. Prudential's agency priority depends on the stage of development of each individual market and Prudential's operation within it. For example in India, Prudential's joint venture with ICICI has been rapidly expanding, with the addition of 593 new branches during the year to give a total of 1,065 and correspondingly average agent numbers in 2007 increased by 123 per cent and at 31 December there were 277,000 agents.

        Similarly in China, although the rate of geographic expansion is slower as each new city requires separate regulatory approvals the emphasis is also on expanding the agency channel; average numbers were up 38 per cent and at December 31 there were 20,500 agents. In markets where Prudential has sufficient agency scale, the emphasis is on helping those agents become more productive through intensified training and sales management support. Agent productivity, in terms of average APE per agent, increased by 67 per cent in Vietnam and 21 per cent in Singapore during 2007.

        Prudential has a large partnership distribution network in Asia. During 2007, Prudential extended its agreements with Standard Chartered Bank to include Taiwan where it will exclusively provide bancassurance products in their newly acquired HsinChu International Bank with its 83 branches and 2.4 million customers. In Korea regulation states that a bank can only source a maximum of 25 per cent of its total insurance sales from any one insurer, and with Prudential's sales through existing bank partners regularly reaching their maximum shares adding new banks is a priority. In 2007 Prudential secured two major new banks, Industrial Bank of Korea and Kookmin Bank. Prudential's regional bancassurance relationship with Citibank also grew strongly with new business APE generated of £23 million being 12 per cent of total bank distribution for 2007.

        Although still small, new business from direct marketing grew by 58 per cent over 2006 with Thailand performing well and recording growth of 55 per cent. The regional Direct Marketing team has been strengthened and work is now underway on exploring further opportunities.

Products

        The life insurance products offered by Prudential Corporation Asia include a range of with-profits (participating) and non-participating term, whole life endowment and unit-linked policies. Prudential also offers health, disablement, critical illness and accident cover to supplement its core life products. Prudential's business in Asia is focused on regular premium products that provide both savings and protection benefits. In 2007, the new business profit mix was 63 per cent unit-linked, 15 per cent non-linked and 22 per cent accident and health products. At the end of 2007 Prudential Corporation Asia offered unit-linked products in 10 of the 12 countries in Asia in which it operates.

        Unit-linked products combine savings with protection and the cash value of the policy depends on the value of the underlying unitized funds. Participating products provide savings with protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurer. Non-participating products offer savings with protection where the benefits are guaranteed or determined by a set of defined market related parameters. Accident and health products provide mortality or morbidity benefits and include health, disablement, critical illness and accident covers. Accident and health products are commonly offered as supplements to main life policies but can also be sold separately.

        The profits from participating policies are shared between the policyholder and insurer (typically in a 90:10 ratio) in the same way as with-profits business in the United Kingdom as detailed in "—UK Business—UK Products and profitability" below. Under unit-linked products the profits that arise from managing the policy, its investments and the insurance risk accrue entirely to shareholders, with investment gains accruing to the policyholder within the underlying unitized fund. The profits from accident and health and non-participating products consist of any surplus remaining after paying policy benefits.

        In 2007 Prudential continued to broaden its range of products. This included a new Takaful range in Indonesia, launched in September 2007, and a new variable annuity product in Taiwan.

        Systematic cross-sell campaigns were launched across the region, contacting more than 2 million of our existing customers. These included the initiation of a regular up-sell in Hong Kong through the indexation of policy benefits initiatives to capture maturity proceeds in Singapore and a targeted offer of guaranteed increases in protection benefits in Malaysia.

        In Asia, there are very material opportunities arising in the provision of healthcare solutions. Prudential successfully piloted new supplemental health products in Singapore, India and Hong Kong during the year, selling over 125,000 new policies.

        Helping people address their financial needs for retirement is also a major growth opportunity and whilst Prudential already has a number of products designed to support the accumulation phase of a retirement fund, work is now underway on drawdown options and supporting related protection and health products. Prudential has already begun positioning itself as a provider of retirement solutions through the roll out of the successful 'What's your number?' campaigns in six countries which encourages people to think about what resources they are likely to need to finance their retirement aspirations.

New Business Premiums

        In 2007, total sales of insurance products were £2,944 million, up 53 per cent from 2006 (£1,921 million). Of this amount, regular premium insurance sales were up 32 per cent to £1,124 million and single premium insurance sales increased 70 per cent to £1,820 million.

        The following table shows Prudential's Asian life insurance new business premiums by territory for the periods indicated. In this table "Other Countries" includes Thailand, the Philippines and Vietnam.

	2007	2006
	£m	£m
Singapore	660	429
Hong Kong	618	458
Malaysia	119	76
Taiwan	350	231
Japan	144	75
Korea	420	311
China	112	63
Indonesia	227	102
India (Group's 26% interest in joint venture with ICICI)	203	125
Other countries	91	51

Total	2,944	1,921

        Subsequent to September 29, 2007, and following the change in management stipulated in the original agreement, CITIC-Prudential Life Insurance Company Ltd ("CITIC-Prudential"), the Group's life operation in China, has been accounted for as a joint venture. Prior to this date CITIC-Prudential was consolidated as a subsidiary undertaking. The totals above include 100 per cent of total premiums for CITIC-Prudential up to September 29, 2007 and 50 per cent thereafter, being Prudential's share after this date.

Asset Management

        Prudential Asset Management ("PAM") (formerly PPM Asia) is Prudential Corporation Asia's fund management division responsible for managing Prudential Corporation Asia's life and third party institutional funds including the Prudential group's investments in the Asia-Pacific region. PAM has offices in Singapore, Hong Kong and Tokyo.

        Prudential's asset management business in Asia supports the Life Business, and has established itself as an increasingly material retail business in its own right. Today it has retail operations in ten markets and Prudential believes it has more top five market share positions than many other foreign fund managers in the region.

        The mutual fund industry continues to diversify its investments, with expectations being for a significant increase in net flows over the coming years. Bank distribution continues to dominate in most markets in Asia, with Prudential having established strong relationships with both regional and local banks and placing great emphasis on providing good service.

Distribution

        A key achievement in 2007 was the expansion of regional distribution relationships with Citi and HSBC. The Asian asset management business also signed a global partnership agreement with HSBC Private Banking and is now part of the Credit Suisse Fundslab platform.

        Prudential launched a retail mutual fund business in Hong Kong in October 2007. Since launch six distribution relationships have been signed, including banks, financial advisers and an on-line portal.

Products

        Prudential offers mutual fund investment products in India, Taiwan, Japan, Singapore, Malaysia, Hong Kong, Korea, Vietnam and China, allowing customers to participate in debt, equity and money market investments. It is also licensed in United Arab Emirates. Prudential Corporation Asia earns a fee based on assets under management.

        Fund innovation is essential in maintaining sales levels and distribution agreements and during 2007 Prudential's operations launched 71 new funds, with two of the larger being India funds for Japan; the India Equity Fund and the India Infrastructure Fund. Of the other new funds the China Dragon A Share Equity Fund in Korea reached its regulatory cap in two weeks and the Asia Pacific REIT in Taiwan has also reached its regulatory cap.

        Greater deregulation and higher allocations by sovereign wealth and other institutional investors in foreign investments is driving the growth of offshore funds in the market and Prudential is also developing its institutional asset management business in Asia, winning mandates of £0.5 billion during 2007.

        The United Arab Emirates operation also made good progress with 13 distribution agreements signed since launch a year ago and with funds under management of £397 million.

        In August 2007, Prudential increased its stake in CITIC Prudential Fund Management, its joint venture with CITIC Group in China from 33 per cent to 49 per cent following approval from regulators. This joint venture launched its first Qualified Foreign Institutional Investor fund in Korea in May 2007 and hit its £100 million quota.

        Prudential Corporation Asia makes transaction charges (initial and surrender depending on the type of fund and the length of the investment) and also makes a service charge based on assets under management. The charges vary by country and fund with money market style funds generally having the lowest charges and equity funds the highest.

Net Flows and Funds Under Management

        The Asian fund management business had £37 billion of funds under management as at December 31, 2007, of which £17.4 billion related to retail funds under management in operations in India, Taiwan, Japan, Korea, Malaysia, Singapore, Vietnam, China, Hong Kong and Dubai. Prudential's asset management business achieved record net inflows for 2007 of £3 billion, up 17 per cent on 2006. The growth in net flows was primarily driven by strong performance in India, Taiwan and Japan.

US Business

        Prudential conducts its US insurance operations through Jackson National Life Insurance Company and its subsidiaries, including Curian Capital, LLC, a registered investment advisor. The US operations also include PPM America, Prudential's US internal and institutional fund manager, and Prudential's US broker-dealer operations (National Planning Corporation, SII Investments, Inc., IFC Holdings, Inc. and Investment Centers of America, Inc.). At December 31, 2007, Prudential's US operations had approximately three million policies and contracts in effect and PPM America managed approximately £39 billion of assets. In 2007, total new business premiums were £6,534 million.

US Market Overview

        The United States is the largest retirement savings market in the world and continues to grow rapidly. By mid-2007, total retirement assets in the US exceeded $17.4 trillion, up from $16.5 trillion at the end of 2006 (Source: Investment Company Institute). As 78 million baby boomers (Source: US Census Bureau) move into retirement age, these assets are expected to shift from asset accumulation to income distribution. Currently, $1.6 trillion of assets are generating retirement income. This amount is estimated to grow to $7.3 trillion by 2017 (Source: Financial Research Corporation).

        Despite these favourable demographics, US life insurers face challenges from both within and outside the industry. The industry remains highly fragmented, with the top 15 annuity companies sharing only 74 per cent of the total market share in 2007 (source: LIMRA). Competition is intensifying through aggressive price competition. Life insurers also find themselves competing with other financial services providers, particularly mutual fund companies and banks, for a share of US retirement savings assets.

        During 2007, the S&P index increased 3.5 per cent (2006: 13.6 per cent), and the US equity markets experienced significant volatility during the second half of the year. The S&P index increased 6 per cent through June 2007, yet ended the year 2.5 per cent lower than in June and 5.7 per cent lower than at the end of October. This volatility and concerns about the US economy are expected to increase investors' interest in guarantees on products with equity-based returns.

        In addition, for much of 2007, the yield curve was flat and credit spreads were relatively low, resulting in a difficult environment for the sale of profitably priced fixed annuities. During the second half of 2007, the yield began to normalise and credit spreads began to widen, ending closer to normalised historical levels. The market for fixed annuities was further complicated during the year by artificially high deposit rates offered by banks to attract assets.

Jackson National Life Insurance Company

        Jackson is a leading provider of retirement income and savings solutions in the mass and mass-affluent segments of the US market, primarily to those planning for retirement or in retirement already. It offers tools that help people plan for their retirement, and manufactures products with specialized features and guarantees to meet customers' needs. By seeking to add value to both the representatives who sell Jackson products, and to their customers, Jackson has built a strong position in the US retirement savings and income market with the fastest-growing variable annuity franchise measured by new sales growth from 2001 to 2007 (source: MARC) and top-10 sales rankings in fixed index annuities and individual traditional deferred fixed annuities (source: LIMRA).

        Jackson's primary focus is manufacturing profitable, capital-efficient products, such as variable annuities, and marketing these products to advice-based channels through its relationship-based distribution model. In developing new product offerings, Jackson leverages a low-cost, flexible technology platform to manufacture innovative, customisable products that can be brought to the market quickly.

        Jackson markets its retail products primarily through advice-based distribution channels, including independent agents, independent broker-dealer firms, regional broker-dealers, banks and registered investment advisors. Jackson also markets life insurance and fixed annuity products through its captive insurance agency, which is concentrated in the southeastern United States.

        During 2007 significant progress was made against the business priorities which included:

  •
  Continued enhancement and expansion of the existing product offering;

  •
  Continue to take profitable share of variable annuities market;

  •
  Increased penetration of existing distribution channels; and

  •
  Increase share of the US retail asset management market.

        Jackson continues to base its success in the evolving US market on industry leading distribution and product innovation coupled with sound evaluation of product economics. Jackson's long-term goals include the continued expansion of its share of the US annuities and retail asset management markets, which it plans to achieve by leveraging its relationship-based distribution advantage in the advice-based channels. Growth in Jackson's share of the US annuities market will be largely contingent upon continued enhancement and expansion of the existing product offering, increased penetration of existing distribution channels and entry into new distribution channels, as well as opportunistic acquisition activity.

        Innovation in product design and speed to market continue to be key drivers of Jackson's competitiveness in the variable annuity market. Jackson believes that high quality, cost-effective technology has allowed Jackson to offer a comprehensive product portfolio that can be customized to meet the needs of individual customers. Products are offered on an unbundled basis, allowing customers to select those benefits that meet their unique financial needs and pay only for those benefits that they truly need. This advantage, coupled with distribution through advice-based channels, facilitates Jackson's ability to effectively meet individuals' long-term retirement savings and income needs. Jackson believes that leveraging this advantage is a more sustainable long-term strategy than price competition and, as a result, does not intend to sacrifice product economics for a short-term increase in market share.

        Jackson supports its network of independent agents and advisors with award-winning customer service and marketing support. In 2007, the Service Quality Measurement Group rewarded Jackson with its third World Class Customer Satisfaction Award. Jackson's marketing campaigns continue to win awards for achievement in graphic design, editorial content and overall communications excellence.

        Through organizational flexibility and excellence in execution, coupled with product innovation, a successful distribution model and a strong service offering, Jackson increased its share of the US variable annuity market to 5.1 per cent for full-year 2007 (source: ARC), up from 4.6 per cent for the full-year 2006.

        Jackson continues to expand its product portfolio, adding a variety of new features during 2007. The company enhanced its variable annuity portfolio by adding 20 new underlying investment options, four new guaranteed minimum withdrawal benefits, one new guaranteed minimum income benefit and its first guaranteed minimum accumulation benefit.

        In 2007, Jackson also introduced a line of retail mutual funds and launched two new fixed index annuity products that offer new index options and multiple crediting methods. These additions provide even more product choices to advisors and create more opportunities to capture a larger portion of the US retirement market.

        Jackson continues to seek bolt-on acquisitions that will complement its long-term organic growth strategy. Transactions will need to meet or exceed Jackson's targeted rate of return and will likely be in the life insurance channel, which provides stable future cash flows. Depending on the opportunities that become available, Jackson may consider utilizing securitization financing for these bolt-on transactions.

        National Planning Holdings ("NPH"), Jackson's affiliated independent broker-dealer network, is comprised of four broker-dealer firms, including INVEST Financial Corporation, Investment Centers of America, National Planning Corporation, and SII Investments. NPH continues to grow through significant recruiting efforts. By leveraging its high-quality, state-of-the-art technology, NPH provides its advisors with the tools they need to operate their practices more efficiently. Through its relationship with NPH, Jackson continues to benefit from an important retail distribution outlet, in addition to receiving valuable insight into the needs of financial advisors and their clients. NPH increased sales of Jackson's enhanced product offering and the overall distribution of the network during the year. NPH also introduced several operational enhancements, which increased the efficiency of its production processes. In addition, NPH executed a focused recruitment initiative to expand the total assets under management and the representative base of INVEST Financial Corporation.

        Curian Capital ("Curian"), Jackson's registered investment advisor, provides innovative fee-based separately managed accounts and investment products to advisors through a sophisticated technology platform. Curian expands Jackson's access to advisors and provides a complement to Jackson's core annuity product lines. During 2007, Curian implemented its Simplified Proposal Process, which allows financial professionals to generate proposals in a matter of minutes, while maintaining the flexibility and customization that make separately managed accounts an attractive alternative to traditional investment vehicles. Curian also expanded its wholesaling force during the year in an effort to accelerate growth.

Products

        The following table shows total new business premiums in the United States by product line and distribution channel for the periods indicated. Total new business premiums include deposits for investment contracts with limited or no life contingencies.

	Year Ended December 31,
	2007	2006
	£m	£m
By Product
Annuities
Fixed annuities
Interest-sensitive	481	638
Fixed index	447	554
Immediate	91	50
Variable annuities	4,554	3,819

Total	5,573	5,061

Life insurance	26	25

Institutional products
GICs, funding agreements and Federal Home Loan Bank of Indianapolis (FHLBI) advances	408	458
Medium term note funding agreements	527	437

Total	935	895

Total	6,534	5,981

By Distribution Channel
Independent agents	623	701
Bank	812	784
Broker-dealer	4,153	3,593
Captive agents	10	8
Institutional products department	936	895

Total	6,534	5,981

Annuities

Fixed Annuities

Interest-sensitive Annuities

        In 2007, interest-sensitive fixed annuities accounted for 7 per cent of total new business premiums and 25 per cent of policyholder liabilities of the US operations interest-sensitive fixed annuities are products which allow for tax-deferred accumulation of funds, with flexible payout options. Interest-sensitive fixed annuities are used for asset accumulation in retirement planning and for providing income in retirement, and offer flexible payout options. The contract holder pays Jackson a premium, which is credited to the contract holder's account. Periodically, interest is credited to the contract holder's account and administrative charges are deducted, as appropriate. Jackson may reset the interest rate on each contract anniversary, subject to a guaranteed minimum, in line with state regulations. When the annuity matures, Jackson either pays the contract holder the amount in the contract holder account or begins making payments to the contract holder in the form of an immediate annuity product. This latter product is similar to a UK annuity in payment.

        Fixed annuity policies are subject to early surrender charges for the first six to nine years of the contract. In addition, the contract may be subject to a market value adjustment at the time of surrender. During the surrender charge period, the contract holder may cancel the contract for the surrender value.

        Jackson's profits on fixed annuities arise primarily from the spread between the return it earns on investments and the interest credited to the contract holder's account (net of any surrender charges or market value adjustment) less expenses.

        Jackson's fixed annuities continue to be a profitable book of business, benefiting from favorable spread income in recent years. However, the fixed annuity portfolio could be impacted by the continued low interest rate environment as lower crediting rates could result in increased surrenders and lower sales as customers seek alternative investment opportunities. However, if customers become more risk averse to equity-based returns due to recent market volatility, fixed annuities could be viewed as an attractive alternative to variable annuities.

Fixed Index Annuities

        Fixed index annuities accounted for 7 per cent of total new business premiums in 2007 and 7 per cent of policyholder liabilities of the US operations. Fixed index annuities (formerly referred to as equity-indexed annuities) are similar to fixed annuities in that the contract holder pays Jackson a premium, which is credited to the contract holder's account and periodically, interest is credited to the contract holder's account and administrative charges are deducted, as appropriate. Jackson guarantees an annual minimum interest rate, although actual interest credited may be higher and is linked to an equity index over its indexed option period.

        Jackson's profit arises from the investment income earned and the fees charged on the contract, less the expenses incurred, which include the costs of the guarantees, and the interest credited to the contract. Fixed index annuities are subject to early surrender charges for the first five to 12 years of the contract. During the surrender charge period, the contract holder may cancel the contract for the surrender value.

        Fixed index annuities continue to be a profitable product, benefiting from favorable spread and the effective management of equity risk. The fixed index book provides a natural offsetting equity exposure to the guarantees issued in conjunction with Jackson's variable annuity products, which allows for an efficient hedging of the net equity exposure.

Immediate Annuities

        In 2007, immediate annuities accounted for 1 per cent of total new business premiums and 2 per cent of policyholder liabilities of the US operations. Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period of years and/or the life of the policyholder. If the term is for the life of the policyholder, then Jackson's primary risk is mortality risk. This product is generally used to provide a guaranteed amount of income for policyholders and is used both in planning for retirement and in retirement itself. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and is guaranteed for the term of the annuity.

Variable Annuities

        In 2007, variable annuities accounted for 70 per cent of total new business premiums and 45 per cent of policyholder liabilities of the US operations. Variable annuities are tax-advantaged deferred annuities where the rate of return depends upon the performance of the underlying portfolio, similar in principle to UK unit-linked products. They are also used for asset accumulation in retirement planning and to provide income in retirement.

        The contract holder can allocate the premiums between a variety of variable sub-accounts with a choice of fund managers and/or guaranteed fixed-rate options. The contract holder's premiums allocated to the variable accounts are held apart from Jackson's general account assets, in a separate account, which is analogous to a unit-linked fund. The value of the portion of the separate account allocated to variable sub-accounts fluctuates with the underlying investments. Variable annuity policies are subject to early surrender charges for the first four to seven years of the contract. During the surrender charge period, the contract holder may cancel the contract for the surrender value. Jackson offers one variable annuity that has no surrender charges.

        Jackson offers a choice of guaranteed benefit options within its variable annuity product portfolio, which customers can elect and pay for. These include the guaranteed minimum death benefit ("GMDB"), which guarantees that, upon death of the annuitant, the contract holder or beneficiary receives a minimum value regardless of past market performance. These guaranteed death benefits might be expressed as the return of original premium, the highest past anniversary value of the contract, or as the original premium accumulated at a fixed rate of interest. In addition, there are three other types of guarantees: guaranteed minimum withdrawal benefits ("GMWB"), guaranteed minimum accumulation benefits ("GMAB") and guaranteed minimum income benefits ("GMIB"). GMWBs provide a guaranteed return of the principal invested by allowing for periodic withdrawals that are limited to a maximum percentage of the initial premium. One version of the GMWBs provides for a minimum annual withdrawal amount that is guaranteed for the contract holder's life without annuitization. GMABs generally provide a guarantee for a return of a certain amount of principal after a specified period. GMIBs provide for a minimum level of benefits upon annuitization regardless of the value of the investments underlying the contract at the time of annuitization. The GMIB is reinsured.

        As the investment return on the separate account assets is attributed directly to the contract holders, Jackson's profit arises from the fees charged on the contracts, less the expenses incurred, which include the costs of guarantees.

        In addition to being a profitable book of business in its own right, the variable annuity book also provides an opportunity to utilize the offsetting equity risk among various lines of business to manage Jackson's equity exposure in a cost effective fashion. Jackson believes that the internal management of equity risk coupled with the utilization of external derivative instruments where necessary, continues to provide a cost-effective method of managing equity exposure.

        Profits in the variable annuity book of business will continue to be subject to the impact of market movements both on sales and allocations to the variable accounts and the effects of the economic hedging program. While Jackson hedges its risk on an economic basis, the nature and duration of the hedging instruments, which are recorded at fair value through the income statement, will fluctuate and produce some accounting volatility. Jackson continues to believe that, on a long-term economic basis, the equity exposure remains well managed.

Life Insurance

        Reflecting the competitive life insurance market place and the overall trend towards asset accumulation products, Jackson's life insurance products accounted for only 0.4 per cent of the total new business premiums and 9 per cent of policyholder liabilities of the US operations in 2007. Jackson sells several types of life insurance, including term life, universal life and variable universal life. Term life provides protection for a defined period of time and a benefit that is payable to a designated beneficiary upon death of the insured. Universal life provides permanent individual life insurance for the life of the insured and includes a savings element. Variable universal life is a life insurance policy that combines death benefit protection and the important tax advantages of life insurance with the long-term growth potential of professionally managed investments. Jackson's life insurance book has also delivered consistent profitability, driven primarily by positive mortality and persistency experience.

Institutional Products

        Institutional products consist of guaranteed investment contracts ("GICs"), funding agreements, including agreements issued in connection with participation in the Federal Home Loan Bank of Indianapolis ("FHLBI") program, and medium term note funding agreements. In 2007, institutional products accounted for 14 per cent of total new business premiums and 12 per cent of policyholder liabilities of US operations. The GICs are marketed by the institutional products department to defined contribution pension and profit-sharing retirement plans. Funding agreements are marketed to institutional investors, including corporate cash accounts and securities lending funds, as well as money market funds, and are issued to the FHLBI in connection with its program. Three types of institutional products are offered:

  •
  Traditional GICs;

  •
  Funding agreements; and

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

        Typically, brokerage accounts and money market mutual funds are required to invest a portion of their funds in cash or cash equivalents to ensure sufficient liquidity to meet their customers' requirements. The funding agreements permit termination by the policyholder on 7 to 90 days notice, and thus qualify as cash equivalents for the clients' purposes. Funding agreements terminable by the policyholder with less than 90 days notice account for less than 0.3 per cent of Jackson's total policyholder reserves.

        In 2005, Jackson became a member of the FHLBI. Membership allows Jackson access to advances from FHLBI that are collateralized by mortgage related assets in Jackson's investment portfolio. These advances are in the form of funding agreements issued to FHLBI. In 2007, the total premiums generated from advances from the FHLBI were $800 million.

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

        Jackson focuses on independent distribution systems and it supports its network of independent agents and advisors with education and training programs.

Independent Agents and Broker-Dealers

        Jackson's subsidiary, Jackson National Life Distributors, LLC ("JNLD"), is the primary marketing and distribution organization for annuities and life insurance products. The insurance and fixed annuity products are distributed through independent agents located throughout the United States. These approximately 20,000 appointed insurance agents or brokers, who also may represent other companies, are supported by four regional marketing divisions. JNLD generally deals directly with writing agents and brokers thereby eliminating intermediaries, such as general agents. This distribution channel has enabled it to generate significant volumes of business on a low, variable cost basis. Jackson is responsible for providing agents with product information and sales materials.

        JNLD's wholesalers meet directly with broker-dealers and financial planners and are supported by an extensive internal sales staff. There are more than 700 active selling agreements with regional and independent broker-dealer organizations throughout the United States, which provides Jackson access to more than 74,000 appointed agents.

        Jackson is responsible for providing training for its broker-dealer partners and providing them with product information and sales materials.

Banks, Credit Unions and Other Financial Institutions

        Jackson's Institutional Marketing Group distributes annuity and life insurance products through banks, credit unions and other financial institutions and through third-party marketing organizations that serve these institutions. Jackson is a leading provider of annuities offered through banks and credit unions and can access more than 17,000 financial institution representatives through existing relationships with banks and credit unions. Jackson has established distribution relationships with medium-sized regional banks, which it believes are unlikely to develop their own insurance product capability.

Independent Broker-Dealers

        Jackson's retail distribution is managed by Prudential's independent broker-dealer network, NPH, which is made up of four firms, National Planning Corporation, SII Investments, Inc., INVEST Financial Corporation and Investment Centers of America, Inc. NPH had approximately 3,000 registered representatives at the end of 2007.

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

        Jackson segregates its investment portfolio for certain investment management purposes and as part of its overall investment strategy into four portfolios: fixed annuities without market value adjustment, fixed annuities with market value adjustment, fixed index annuities and institutional liabilities. The portfolios backing fixed annuities with and without market value adjustments and the fixed index annuities have similar characteristics and differ primarily in duration. The portfolio backing the institutional liabilities has its own mix of investments that meet more limited duration tolerances. Consequently, the institutional portfolio is managed to permit less interest rate sensitivity and has limited exposure to mortgage-backed securities. At December 31, 2007, 10 per cent of the institutional portfolio was invested in residential mortgage-backed securities.

        The fixed-rate products may incorporate surrender charges, market value adjustments, two-tiered interest rate structures or other limitations relating to when policies can be surrendered for cash, in order to encourage persistency. At December 31, 2007, 73 per cent of Jackson's fixed annuity reserves had surrender penalties or other withdrawal restrictions. Substantially all of the institutional portfolio had withdrawal restrictions or market value adjustment provisions.

        Fixed index annuities issued by Jackson also include an equity component that is hedged using equity options and futures contracts issued on the corresponding exchange. The equity component of these annuities constitutes an embedded derivative under IAS 39, "Financial Instruments: Recognition and Measurement" that is carried at fair value, as are other derivative instruments.

        Guaranteed benefits issued by Jackson in conjunction with the sales of variable annuity contracts expose Jackson to equity risk as the benefits generally become payable when equity markets decline below the guaranteed amount. Certain of these benefits are carried at fair value under IAS 39 with changes in fair value recorded in income. Jackson hedges the tail risk associated with the equity exposure using equity options and futures contracts, which are also carried at fair value under IAS 39. As Jackson has not explicitly hedged its fair value risk and certain benefits have mortality risk and are therefore precluded from being carried at fair value, the income statement includes a timing mismatch due to changes in fair value.

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

UK Business

Introduction

        As at December 31, 2007, Prudential's UK business was structured into two business units, each focusing on its respective target customer markets. Prudential's UK business units are UK Insurance Operations and M&G.

        The following discussion describes:

  •
  the UK retail financial services market;

  •
  Prudential's UK business units, products and distribution channels;

  •
  Prudential's reinsurance arrangements and reserving practice; and

  •
  shareholders' participation in Prudential's long-term insurance business.

        In 2007, Prudential's UK business generated new business insurance premiums of £6,866 million and gross investment inflows of £14,745 million. As of December 31, 2007, M&G had over £167 billion funds under management. See "—M&G" below for an analysis and description of this asset manager and its funds under management.

UK Retail Financial Services Business Overview

        In 2007, Prudential UK continued its strategy of selectively competing in areas of the retirement savings and income markets where it believes it can generate attractive returns.

        The UK business remains focused on maximizing value from the opportunity afforded by the fast growing need for retirement solutions. With an ageing population and the concentration of UK wealth in the mass affluent and high net worth sectors, the retirement and near-retirement population is expected to represent the fastest growing segments of the market over the next 10 years. Low savings rates and high levels of consumer debt, combined with a shift in responsibility for providing income during retirement from Government and employers towards individuals, have resulted in individuals being inadequately provided for during increasingly long periods of retirement. These consumers will, Prudential believes, have a need for high quality financial advice and service and are increasingly seeking guarantees and longevity protection from their financial products.

        Prudential UK has a unique combination of competitive advantages, including its significant longevity experience, multi-asset management capabilities and its brand and financial strength. These put it in a strong position to pursue its value driven strategy in its two principal businesses: Retail and Wholesale.

        Prudential UK's Retail business is focusing on savings and income for those customers nearing or in retirement. Its retirement income business aims to continue to drive profitable growth in its core annuities operation and grow its presence in the equity release market. The significant 25-year pipeline of internal vestings annuity business from maturing individual and corporate pensions policies is enhanced by strategic partnerships with third parties, where Prudential UK is the recommended annuity provider for customers vesting their pension at retirement. This scale enables its selective value-based participation in the external vestings market. Annuities remain core drivers of the sales and profit derived by Prudential UK, which now has approximately 1.5 million annuities in payment.

        Prudential UK remains a market leader in the with-profits market. These products offer a medium to long-term, medium risk investment with exposure to a diverse range of assets that is particularly important to many customers against the backdrop of market uncertainty.

        In the Retail accumulation business, Prudential UK continues to be a market leader in the corporate pensions market where it is a provider to over 20 per cent of FTSE 350 companies and the largest provider of pension schemes to the UK public sector. Prudential now administers corporate pensions for over 600,000 members.

        In addition, the Retail business has used its brand and strength with Discovery to build branded distribution in Health and Protection, further using the joint venture to access Discovery's Vitality concept and lifestyle protection capabilities.

        Prudential UK's strategy in the Wholesale market is to participate selectively in bulk annuity and back-book buy-outs, where Prudential UK is well placed to win business based on its financial strength, superior track record, market leading investment capability as well as its extensive annuitant mortality risk assessment capabilities. The Wholesale business, which has been in operation for over 10 years and has already written more than 400 bulk buy-outs, has a strong track record in the risk management of pension schemes for corporate clients and insurers wishing to reduce or eliminate their investment or longevity liabilities. Prudential UK intends to maintain a strict focus on value, only participating in transactions that generate an acceptable rate of return.

Current year initiatives

        Prudential UK's key priorities in 2007 were:

  •
  Maintaining leadership position in individual annuities;

  •
  Building share of the equity release market;

  •
  Growing the volume of products that utilize Prudential's multi-asset management expertise;

  •
  Deepening relationships with chosen distributors including the introduction of customer-agreed remuneration across some product lines;

  •
  Realigning cost base to the selective business strategy; and

  •
  Delivering wholesale transactions with attractive rates of return.

        During 2007, Prudential UK maintained its market leadership in individual annuities, where it has continued to create value by maintaining high retention rates. This has been augmented by partnership deals with insurers such as Zurich, Royal London and Save and Prosper. Prudential UK also announced a new partnership with Barclays, where Prudential will be the preferred supplier of conventional annuity products to their retail customers in the UK.

        The agreement announced in 2007 with Capita to outsource a large proportion of Prudential's in-force and new business policy administration is another important milestone for the UK business. This agreement is expected to deliver £60 million per annum of savings to Prudential UK, and is an important element in achieving its total cost savings target of £195 million. The contract is expected to result in approximately 3,000 employees transferring to Capita and help the UK deliver its long-term cost savings strategy by removing fixed costs from the business and achieving significant operating efficiencies. This should provide a significant reduction in long-term expense risk by providing certainty on per-policy costs as the number of policies in the mature life and pensions book decreases over the coming years. Unit costs per policy are expected to reduce by over 30 per cent by 2011.

        Within the UK, as part of its continuing aim to maintain a cost effective platform for growth, Prudential has committed to realizing substantial annualized pre tax cost savings of £195 million savings per annum by 2010. By the end of 2007 £115 million of the cost saving target had been delivered. The remaining £80 million per annum, including the £60 million generated from the Capita contract, is expected to be delivered by the end of 2010.

        In December, Prudential completed the transfer of Equitable Life's portfolio of in-force with-profits annuities. This book covers approximately 62,000 policies with assets of approximately £1.74 billion.

This deal grows Prudential's with-profits business and creates value for both Equitable Life policyholders and Prudential's shareholders and policyholders.

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

        The defined charge participating sub-fund ("DCPSF") forms part of the Company's long-term fund and comprises the accumulated investment content of premiums paid in respect of the defined charge participating with-profits business issued in France, the defined charge participating with-profits business reassured into the Company from Prudential International Assurance plc and Canada Life (Europe) Assurance Ltd and the with-profits annuity business transferred to the Company from the Equitable Life Assurance Society on December 31, 2007. All profits in this fund accrue to policyholders in the DCPSF.

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

Distribution

        Retail financial services and products are distributed face to face, through branches, tied agents, company sales forces and financial advisors, or directly by mail, telephone and over the internet. Tied agents are exclusive agents who represent only one insurer and must offer customers the products most suitable to their needs, but only from the range of products offered by that insurer. In recent years the high costs of company sales forces and tied agency networks, combined with customers perceiving a lack of choice, have meant that sales forces and tied agents have lost significant market share to financial advisors, with the result that many insurers, including Prudential, have chosen to close these tied agents and direct sales force networks. With the aim of meeting the perceived demand for face to face advice when purchasing equity release products, Prudential established a face to face sales team for its life time mortgage product in late 2006. There are currently 40 advisors, with plans to hire more if demand increases.

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

        The FSA, following a consultation process, implemented new "depolarization" rules at the end of 2004. Advisors now have the choice of being "single tied" as before, or multi-tied advising on the products of a limited range of providers, or equivalent to an IFA where they offer products from the "whole of market" as now, but they also have to offer a "fee alternative", a fee-based charging structure as an alternative to commission. Prudential worked with major financial advisor groups to design and build multi tie propositions and has been appointed to a number of multi-tie panels of these major financial advisor groups.

        The FSA is conducting a review of the retail distribution marketplace. Prudential welcomes the publication of the FSA's Retail Distribution Review ("RDR") discussion papers, which outline a number of potential changes designed to encourage greater levels of transparency, professionalism and sustainability, with the prime aim of increasing consumers' access to savings and their understanding of the value of advice. Prudential is encouraged that the concept of consumer agreed remuneration has been included as part of the Review and believes that this is an excellent opportunity to put in place a framework that will better align the interests of consumers, advisers and providers.

        As of December 31, 2007, Prudential UK Insurance Operations distributes its products through the following channels:

Direct and Partnerships

        The direct distribution channel is primarily charged with increasing revenue from existing Prudential customers and by seeking new customers. Direct distribution channels include the telephone, internet and face to face advisors and focuses on annuities, investments, protection, health products and lifetime mortgages. Partnerships focuses on developing strong relationships with banks, retail brands and other distributors. Partnerships also seeks to help Prudential's distribution partners in their distribution and product development strategies. Prudential now has a range of providers including Barclays, Royal London Mutual, Zurich Financial Services, Openwork, Save and Prosper, National Australia Bank & St James Place. Prudential also has a partnership with Boots through its PruHealth joint venture.

Wholesale

        In December 2007, Prudential completed the transfer of Equitable Life's portfolio of in-force with-profits annuities. This book covers approximately 62,000 policies with assets of approximately £1.74 billion. The completion of this transaction increased Prudential's with-profits business and is expected to create value for both Equitable Life policyholders and Prudential's shareholders and policyholders.

        In 2006 Prudential UK completed two significant back book transactions. In January 2006 it reached agreement with Royal London to acquire the portfolio of in-payment pension annuities that had been written primarily under the Royal London brand, but which also included some annuities that had been written under the Refuge Assurance brand. The transaction generated premium income of approximately £660m. In June 2006, PAC agreed to reinsure the non-profit immediate annuity portfolio of the Scottish Amicable Insurance Fund ("SAIF") to PRIL. SAIF is a closed sub-fund established by a court-approved Scheme of Arrangement in September 1997, in which Prudential shareholders have no economic interest. It contains a large proportion of the business originally written by the Scottish Amicable Life Assurance Society that was acquired by PAC in September 1997. The reinsurance premium for this transaction was approximately £560m.

Intermediaries

        In the second half of 2006, Prudential began a transformation program within its Intermediated Distribution area which it believes will create a significant advantage in the market through its methods of distribution and the skills of its people. Key developments that the program introduced to enhance their sales process through the use of management information are a new segmentation model based on value and a regional account focus to get closer to the external market.

UK Business Units

Long-term Products

        Prudential's long-term products in the United Kingdom consist of life insurance, pension products and pensions annuities. The following table shows Prudential's UK Insurance Operations new business insurance and investment premiums by product line for the periods indicated. New business premiums include deposits for policies with limited or no life contingencies.

	Year Ended December 31,
	2007	2006
	(in £ millions)
Life insurance
With-profits	406	250
Unit-linked	899	1,765

Total life insurance	1,305	2,015
Pensions
With-profits individual	29	34
Unit-linked individual	80	93
Department of Work and Pensions rebates	143	161
Corporate	680	745

Total pensions	932	1,033
Pension annuities and other retirement products
Fixed	1,742	2,439
Retail Price Index	659	1,338
With-profits	2,228	367

Total pension annuities	4,629	4,144

Total new business premiums	6,866	7,192

Life Insurance Products

        Prudential's UK life insurance products are predominantly medium to long-term savings products with life cover attached, and also include pure protection (term) products. The main savings products Prudential offers are investment bonds.

Savings Products—Investment Bonds

        Prudential offers customers a choice through a range of investment funds to meet different risk and reward objectives. Prudential launched the Flexible Investment Plan ("FIP") in November 2003. Through this plan, its customers have the option to invest in the With-Profits fund or in a range of unit linked investment funds. Advisors can build an individual portfolio and asset allocation model to accurately match a client's risk / reward profile. FIP also gives financial advisors the opportunity to choose from different external fund management groups and the flexibility to make changes to portfolio and asset allocation over time. In 2007, sales of the unit-linked option of FIP were £223 million.

        The Prudence Bond, a single premium, unitized with-profits policy with no fixed term, is one of the United Kingdom's leading investment bond products in terms of with-profits market share In September 2004, Prudential launched the next generation with-profits investment bond, entitled PruFund. A replacement for Prudence Bond it is designed to provide increased transparency and smoothed investment returns to the customer. In 2007, total new business premiums attributable to PruFund were £188 million. Sales of Prudential's offshore bonds, the International Prudence Bond and International Prudential Portfolio Bond, were £430 million in 2007.

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

        In a relatively volatile investment market there has been a marked increase in demand for cautious managed solutions providing enhanced returns. In February 2007, Prudential UK launched the Cautious Managed Growth Fund and the Managed Defensive Fund, using Prudential's strengths in investment expertise and its disciplined approach to asset allocation. These funds have the potential to offer a better longer-term return than a bank or building society account and allow the customer to access real returns with lower volatility. These funds are available across the full tax wrapper suite, including onshore and offshore bonds, individual pensions and mutual funds.

        Prudential launched the Prudential Investment Plan ("PIP"), an investment bond with customer agreed remuneration, in August 2007. PIP includes a selected range of investment solutions, offering both with-profits and unit-linked options, including the recently launched Cautious Managed Growth and Managed Defensive Funds, which utilize Prudential's core asset allocation expertise. These two funds have generated strong relative and absolute investment returns since they were launched and are available across the full tax wrapper suite, including onshore and offshore bonds, individual pensions and mutual funds.

        During 2007, Prudential UK introduced customer-agreed remuneration across some of its other product lines. Under this model, financial advisors agree their remuneration directly with the customer and not with the product provider and in doing so make commission structures far more transparent. This is in line with Prudential UK's focus on building strong long-term relationships with advisors as well as offering market-leading retirement solutions.

Life Protection

        In October 2004 Prudential launched PruHealth, a UK healthcare product that links health and fitness to the cost of medical insurance. PruHealth premium income is not reported as long-term new business sales. Support for PruHealth is strong in both the intermediaries channel and the direct to consumer channel. The product has been developed through a joint venture with Discovery of South Africa.

        PruHealth continued to grow strongly with gross written premiums of £64 million in 2007, up 80 per cent on 2006. This business continues to progress and now insures 142,000 people, reflecting an emphasis on individual and SME (small-and-medium-enterprise) business, success in introducing new distribution deals, a focus on high quality corporate schemes and a strong renewal rate among individual customers. Tied regional broker networks have recently been established to enhance our distribution coverage.

        Prudential also underwrites life protection for companies providing loans to their customers. Sales in 2006 were £687 million mostly generated through Prudential's partnership agreements with Lloyds TSB and Alliance and Leicester. Sales in 2007 were £21million, mainly because the partnership deals with Lloyds TSB and Alliance and Leicester had ceased.

        Prudential UK and its South African joint venture partner, Discovery, launched PruProtect in September 2007. This is an innovative new protection insurance product offering customers life cover, income protection and severity-based serious illness cover.

Pension Products

        Prudential provides both individual and corporate pension products. In 2007, new business premiums totaled £109 million for individual pensions and £680 million for corporate pensions. Pension products are tax-advantaged long-term savings products that comply with rules established by the UK Inland Revenue and are designed to supplement state-provided pensions. These rules require that, upon retirement, maturity benefits are used to purchase pension annuities by policyholder election at retirement or at least by the age of 75, although they do permit a portion to be taken as a tax-free lump sum. Prior to retirement, these products typically have minimal mortality risk to Prudential and are primarily considered investment products. An exception is where a guaranteed annuity option has been offered on the product, with an element of risk to Prudential both in underlying mortality and investment assumptions.

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

Pension Annuities and other retirement products

        Prudential offers individual conventional immediate annuities that are either fixed or retail price indexed (referred to as RPI), where annuity payments are guaranteed from the outset, or with-profits annuities, where annuity payments are variable dependent on the investment performance of underlying assets. A total of £2,830 million of individual annuities were sold in 2007. Of this total, £1,399 million were sold to existing Prudential customers with maturing pension policies. The other £1,431 million were sold to new customers, typically individuals with a pension maturing with another provider who chose Prudential to provide their annuity. Prudential also offers bulk annuities, whereby it manages the assets and accepts the liabilities, of a company pension scheme, usually when it is being wound up by the employer. Due to the nature of the product, the volume of Prudential's bulk annuity sales is unpredictable as it depends on the decision of scheme trustees. In 2007, Prudential sold £1,799 million of bulk annuities.

        Prudential's immediate annuity products provide guaranteed income for a specified time, usually the life of the policyholder, in exchange for a lump-sum capital payment. No surrender value is available under any of these products. The primary risks to Prudential from immediate annuity products, therefore, are mortality improvements and credit risk.

Conventional Annuities

        Prudential's conventional annuities include level (non-increasing), fixed increase and retail price index ("RPI") annuities. Prudential's fixed increase annuities incorporate automatic increases in annuity payments by fixed amounts over the policyholder's life. The RPI annuities provide for a regular annuity payment to which an additional amount is added periodically based on the increase in the UK Retail Prices Index. In 2007, sales of RPI annuities were £659 million (including £11 million of bulk annuities). In 2007, sales of level and fixed increase annuities amounted to £1,742 million (including £43 million of bulk annuities and £28 million of unit-linked Flexible Retirement Income Account products ("FRIA")).

With-profits Annuities

        Prudential is one of only a few companies in the United Kingdom in the with-profits annuities market. In 2007, Prudential's premiums for this business were £2,228 million, including £1,745 million from the transfer of Equitable Life's portfolio of in-force with-profits annuities. Prudential's with-profits annuities combine the income features of annuity products with the investment smoothing features of with-profits products and enable policyholders to obtain equity-type returns over time. Policyholders select an "anticipated bonus" from the specific range Prudential offers for the particular product. The value of the annuity payment each year depends upon the anticipated bonus rate selected by the policyholder when the product is purchased and the bonuses Prudential declares each year during the term of the product. If bonus rates fall below the anticipated rate, then the annuity income falls.

        Capitalizing on the need for inflation protection in retirement, Prudential has an 87 per cent market share of the with-profits annuity market as of December 31, 2007 (source: ABI). Early in 2007 Prudential made a number of product enhancements including the facility to accept Protected Rights monies, which was a first in the with-profit annuity market.

Income drawdown

        In the fourth quarter of 2007, Prudential UK launched an income drawdown product. This product helps customers manage their pension through the various stages of retirement, and offers flexibility whilst providing potential for growth through investment. Together with the Flexible Lifetime Annuity this gives Prudential a full range of retirement income solutions.

Flexible Retirement Income Account

        FRIA offers customers a flexible retirement solution and consists of two separate products. The Flexible Income Drawdown Plan ("FIDP") offers wide investment choice, income flexibility and options on death, including the repayment of the remaining fund as a lump sum. Under the current rules for approval of pension schemes, customers can use this draw-down product to provide retirement income up to age 75. These rules require customers to purchase annuities with any remaining pension funds at age 75. The Flexible Lifetime Annuity ("FLA") offers similar investment choice and income flexibility to FIDP but no lump sum death benefits. Prudential sold £31 million of the FRIA products in 2007.

Lifetime mortgage

        Investing in property has been an increasingly important component for many people saving for their retirement. However this has left many retirees income poor but asset rich. In October 2005, Prudential launched Prudential Property Value Release Plan, a lifetime mortgage product which gives customers greater flexibility and control over the timing of when they draw down funds, thereby reducing total interest charges over the lifetime of the loan. It has been well received by advisors and customers. Gross advances in 2007 were £156 million, representing a 14 per cent share of the lifetime mortgage market (Source: SHIP). In 2006 a face to face sales team was established to offer direct advice of the life time mortgage product, with the aim of meeting perceived customer demand for face to face sales in this market. In the third quarter of 2007 a number of product enhancements were introduced, including an inheritance guarantee and a new lump sum product. Prudential expects the overall market size to grow and aims to further grow its market share.

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

        As well as the reserves, the company's assets must also cover other capital requirements set out in the FSA Prudential Sourcebook. These comprise a with-profits insurance capital component, which is a measure of the difference in the surplus assets on regulatory and realistic bases; a resilience capital requirement for entities other than PAC, which makes prudent allowance for potential future adverse movements in investment values; and the long-term insurance capital requirement, which must be held by all European Union insurance companies. See "Financial Strength of Prudential Assurance's Long-term Fund" for further information on solvency and "Realistic Financial Strength Reporting" for further information on realistic reporting.

Financial Strength of Prudential Assurance's Long-term Fund

        The PAC's long-term fund remains very strong. On a realistic valuation basis, with liabilities recorded on a market consistent basis, the free assets are valued at approximately £8.7 billion at December 31, 2007, before a deduction for the risk capital margin.

        PAC at December 31, 2007 was rated Aa1 (negative outlook) by Moody's, AA+ (stable outlook) by Standard & Poor's, and AA+ (stable outlook) by Fitch.

        The table below shows the change in the investment mix of Prudential's main with-profits fund:

	2007%	2006%
UK equities	35	36
International equities	17	17
Property	14	15
Bonds	27	25
Cash and other asset classes	7	7

Total	100	100

        The with-profits sub-fund delivered a pre-tax investment return of 7.2 per cent in 2007, and over the last five years the fund has achieved a total return of 91 per cent against 94.6 per cent for the FTSE 100 total return and 104.6 per cent for the FTSE All-Share (Total Return) index (figures are to December 31, 2007, before tax and charges). Much of this excellent investment performance was achieved through the active asset allocation of the fund. As part of its asset allocation process, Prudential UK constantly evaluates prospects for different markets and asset classes. During the year PAC's long Term Fund reduced its exposure to property and increased the quality of its corporate bond portfolio. The fund includes the assets of the Equitable Life with-profit annuity business, transferred during the year, which were almost entirely fixed interest corporate bonds.

Realistic Financial Strength Reporting

        In accordance with the FSA Prudential Sourcebook, PAC has to demonstrate solvency on a "realistic' valuation basis as well as the regulatory basis. In the aggregate, the basis has the effect of placing a value on the liabilities of UK with-profits contracts that reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances.

        This basis makes companies' financial health more transparent to policyholders, intermediaries and regulators alike, and enables more informed choices to be made by policyholders. The PAC long-term with-profits sub-fund is very strong with the inherited estate (free assets) measured on a realistic basis, valued at approximately £8.7 billion at the year end before deducting for the risk capital margin.

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

        In 2007, Prudential declared a total surplus of £2,901 million from PAC's primary with-profits sub-fund, of which £2,612 million was added to with-profits policies and £289 million was distributed to shareholders. This includes annual bonus rates of 3.25 per cent per annum for the Prudence Bond and 3.25 per cent per annum for personal pensions. In 2006, Prudential declared a total surplus of £2,693 million from Prudential Assurance's primary with-profits sub-fund, of which £2,424 million was added to with-profits policies and £269 million was distributed to shareholders. This includes annual bonus rates of 3.25 per cent for the Prudence Bond and 3.25 per cent for personal pensions.

        The closed Scottish Amicable Insurance Fund ("SAIF") declared total bonuses in 2007 of £676 million compared to £599 million in 2006. Shareholders have no interest in profits from the SAIF fund, although they are entitled to the investment management fees paid by this business. For greater detail on the SAIF fund, see "—The SAIF Sub-fund and Accounts" below.

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

Guaranteed Annuities

        PAC used to sell guaranteed annuity products in the United Kingdom and held a provision of £45 million at December 31, 2007, within the main with-profits fund to honor guarantees on these products. The Company's main exposure to guaranteed annuities in the United Kingdom is through the SAIF and a provision of £563 million was held in SAIF at December 31, 2007, to honor the guarantees. As SAIF is a separate sub-fund of the Company's long-term business fund, this provision has no impact on shareholders.

M&G

        M&G is Prudential's fund management business in the United Kingdom and continental Europe and comprises retail, institutional and internal fund management activities. Its key metrics of performance are profits, net sales and investment performance.

Fund Management

        M&G is an investment-led business with a demonstrable focus on performance delivery and aims to offer attractive products in a variety of macro-economic environments. M&G aims to deliver superior investment performance and maximize risk-adjusted returns for its retail, wholesale and internal clients. External funds under management account for nearly a third of M&G's total funds under management and it is this higher-margin external business that drives profitability and cash generation for the Group.

        M&G's retail strategy is based on obtaining maximum value from a single manufacturing function through a multi-channel, multi-geography distribution approach. Over the last five years, M&G's retail business has expanded beyond the UK into the major European markets, the Middle East, South America and Asia. By operating through multiple channels, M&G's retail business is well placed to profit from current trends away from direct selling towards intermediation, and the growth of on-line fund platforms and third-party product wrappers.

        M&G's wholesale strategy centres on leveraging the skills developed primarily for internal funds to create higher margin products for external clients. In recent years, this strategy has consolidated M&G's position at the forefront of the leveraged finance, structured credit and infrastructure investment markets. The same strategy is now being applied to develop the more traditional pooled and segregated fixed income areas of M&G's wholesale business.

        M&G has significant scale in all major asset classes: M&G believes it is one of the largest active managers in the UK stock market, one of the largest bond investors in the UK and one of the UK's largest property investors. In addition, M&G has profitable businesses in a number of specialist areas such as leveraged loans, structured credit, infrastructure finance and macro investment.

Key initiatives and performance

        Delivering fund performance remains critical and is a key determinant of success for an asset management business. M&G has continued to deliver market-leading investment performance in 2007 with impressive results. M&G's retail funds have performed strongly, with 45 per cent delivering top-quartile performance over three years.

        Overall, the demand for asset management products in M&G's distribution markets continued to grow strongly in 2007 driven, in part, by the same retirement-related demographic trends that are creating opportunities for the Group as a whole.

        With a diversified business across different asset classes and across retail and wholesale markets, both in the UK and internationally, Prudential believes that M&G remains well positioned for a variety of macro-economic and market conditions.

        The way that clients purchase asset management products continued to evolve during 2007. The retail asset management sector benefited from the increasing shift by retail investors towards more transparent investment products, such as unit trusts, and M&G's range of market leading funds has positioned it well to benefit from this trend. M&G extended its range of innovative new funds during 2007 with the launch of the M&G Cautious Multi Asset Fund and M&G Global Convertibles Fund.

        European cross-border distribution of retail funds has accelerated and the trend in favor of 'Open Architecture' in both the UK and Europe continues to open up significant bank and life company distribution opportunities. Parallel to this, distribution of mutual funds has become increasingly intermediated and has been accompanied by the rise of professional buyers who demand higher levels of service and investment information, areas in which M&G has considerable expertise. M&G has continued to expand its geographic coverage in Europe with the first full year of operations in Spain and the launch of M&G's funds in France in October 2007, which has given M&G access to Europe's largest mutual fund market.

        Wholesale markets are demanding increasingly sophisticated and tailored products and there is a continued shift from balanced to specialist mandates. Prudential believes these trends, plus the increased role of fixed income within portfolios, continue to play to the strength and scale of M&G's wholesale business. In 2007, M&G launched three new funds aimed at the institutional and pensions markets—the M&G Alpha Opportunities Fund, M&G Secured Property Income Fund and the M&G Secured Debt Fund. All of these funds offer innovative alternatives to traditional fixed income assets and leverage off M&G's expertise and scale in both property and private finance.

        M&G's infrastructure investment business has grown from inception in 2005 to manage £471 million (2007 year end fair value) in its principal fund, Infracapital. The business contributed £7 million to M&G profits in 2007.

        M&G's global macro investment business was established in 2005 and has grown to £1.5 billion in external funds under management as at the end of 2007. It contributed £11 million in profits to M&G in 2007, including performance related fees.

        In order to support its retail and wholesale strategy, M&G places a high priority on the recruitment, development and retention of top-quality staff. In a highly competitive market for the best talent, this entails providing an inclusive and supportive environment as well as offering appropriate levels of compensation. At the same time, M&G has a policy of prudent cost control, aimed at ensuring that top-line growth is translated into enhanced operational gearing. During 2007 turnover of staff remained in line with industry averages at 10 per cent and the company spent £2 million on training and development programs.

        M&G's retail business performed well in 2007, with gross fund inflows up 29 per cent to £8.7 billion compared to the previous year. Net fund inflows of £2.7 billion were down 12 per cent relative to 2006, but represent a solid result in light of the more challenging sales environment that was seen in the second half of 2007. Fourth quarter retail net inflows remained healthy at £0.3 billion against this backdrop. While increased volatility and uncertainty in markets have had an effect on retail investor confidence, M&G believes that it remains well positioned in its retail markets with strong fund performance, a strong brand and a well-developed UK and international distribution network.

        Gross fund inflows into M&G's wholesale businesses, were £6.1 billion in 2007, a decrease of 11 per cent on last year. Net fund inflows of £2.2 billion were down 25 per cent compared to 2006, in the main due to reorganization of mandates in the third quarter by some large segregated fixed income clients. Higher margin product lines, such as infrastructure finance, leveraged loans, collateralized debt obligations (CDOs) and M&G Absolute Return Business, grew strongly in 2007 with gross fund inflows up 30 per cent and net inflows up 38 per cent during the year. These higher margin wholesale business lines boosted fourth quarter net inflows to over £1 billion, producing a more profitable sales mix for M&G's third party business.

        The following table shows funds managed by M&G at the dates indicated.

	At December 31,
	2007	2006
	(In £ Billions)
Retail fund management	22	19
Institutional fund management	29	26
Internal fund management	116	119

Total	167	164

Prudential Capital

        Prudential Capital (re-branded from Prudential Finance in 2007) manages Prudential's balance sheet for profit through leveraging Prudential's market position. The business has three strategic objectives: to operate a first class wholesale and capital markets interface; to realize profitable proprietary opportunities within a tightly controlled risk framework; and to provide professional treasury services to Prudential. Prudential Capital generates revenue by structuring transactions, providing bridging finance, and operating a securities lending and cash management business for Prudential and its clients.

        The business has continued to grow in terms of investment, infrastructure and personnel in a controlled way while maintaining the dynamism and flexibility that it requires to identify and realize opportunities for profit. Prudential Capital is committed to working closer with other Group business units to deliver opportunities and to improve value creation for the Group. Prudential Capital is also taking a more holistic view on hedging strategy, liquidity and capital management for the Group.

Egg

        On May 1, 2007, Prudential completed the sale of Egg Banking plc to Citi for a consideration, net of transaction expenses, of £527m.

Group Risk Framework

Philosophy, principles and objectives

Philosophy

        As a provider of financial services, including insurance, the Group's business is the managed acceptance of risk. Prudential believes that effective risk management capabilities are a key competitive advantage. A strategic risk, capital and value management framework and risk management culture has been developed to enhance the Group's embedded and franchise value.

Principles

        Risk is defined as the uncertainty that Prudential faces in successfully implementing its strategies and objectives. This includes all internal or external events, acts or omissions that have the potential to threaten the success and survival of Prudential.

        The control procedures and systems established within the Group are designed to manage, rather than eliminate, the risk of failure to meet business objectives. They can only provide reasonable and not absolute assurance against material misstatement or loss, and focus on aligning the levels of risk-taking with the achievement of business objectives.

        The Group's policy is to proactively identify, assess, control, and monitor risk. This forms an essential element of delivering the Group's performance ambition. In so doing, Prudential aims to only retain material risks where this is consistent with Prudential's risk appetite framework, i.e.:

  •
  The retention of the risk contributes to value creation.

  •
  The Group is able to withstand the impact of an adverse outcome.

  •
  The Group has the necessary capabilities, expertise, processes and controls to manage the risk.

Objectives

        The Group aims to achieve the following five objectives through its risk and capital management policies:

a
Framework: Design, implement and maintain a consistent risk management framework and policies spanning: economic, regulatory and rating agency capital management; risk appetite; and risk-adjusted profitability (RAP).

b
Monitoring: Establish a 'no surprises' risk management culture by identifying the risk landscape, assessing and monitoring risk exposures and understanding change drivers.

c
Control: Implement risk mitigation strategies and remedial actions where exposures are deemed 'inappropriate' and manage the response to extreme events.

d
Communication: Communicate the Group risk, capital and profitability position to internal and external stakeholders and rating agencies.

e
Culture: Foster a risk management culture, providing quality assurance and facilitating the sharing of best practice risk measurement and management across the Group and industry.

Categorisation model

        A common set of risk principles and terminology is used across the Group, which allows meaningful comparisons to be made between different business units. Risks are broadly categorized as shown below.

Risk categorisation

Category	Risk type	Definition
Financial risks	Market risk	The risk that arises from adverse changes in the value of, or income from, assets and changes in interest rates or exchange rates.
	Credit risk	The risk of loss if another party fails to perform its obligations, or fails to perform them in a timely fashion.
	Insurance risk	The inherent uncertainty as to the occurrence, amount and timing of insurance liabilities. This includes adverse mortality, morbidity and persistency experience.
	Liquidity risk	The risk that a business, though solvent on a balance sheet basis, either does not have the financial resources to meet its obligations as they fall due or can secure them only at excessive cost.
Non-financial risks	Operational risk	The risk of direct or indirect loss resulting from inadequate or failed internal processes, people or systems, or from external events. This includes legal and regulatory compliance risk.
	Business environment risk	Exposure to forces in the external environment that could significantly change the fundamentals that drive the business's overall objectives and strategy.
	Strategic risk	Ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group's capabilities.

Governance

        The Group's internal control processes are detailed in the Group Governance Manual. This is supported by the Group Risk Framework, which provides an overview of the Group-wide philosophy and approach to risk management. For joint ventures where the Group does not control management, the business unit party to the arrangement must satisfy itself that suitable governance and risk management arrangements are in place to protect the Group's interests and comply with the Group's requirements in respect of any operations it performs in support of the joint venture's activities.

        Prudential's risk governance framework requires that all of the Group's businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The risk governance framework is based on the concept of 'three lines of defense': risk management, risk oversight and independent assurance.

Risk management

        Primary responsibility for strategy, performance management and risk control lies with the Prudential plc Board of directors (the Board), the Group Chief Executive and the chief executives of each business unit. Additionally, the Board has delegated responsibility to the Approvals Committee to approve actions which could significantly change the risk profile of any business, capital commitments and divestments within defined materiality thresholds, and certain legal matters involving trademarks, contracts, material guarantees and specific interactions with third parties.

        Where appropriate, more detailed policies and procedures have been developed at Group and/or business unit levels. These include Group-wide mandatory policies on certain operational risks, including: health, safety, fraud, money laundering, bribery, business continuity, information security and operational security. Additional guidelines are provided for some aspects of actuarial and finance activity.

        Board:    The Board has overall responsibility for the system of internal control and risk management. It approves the overall framework for managing the risks faced by the Group and provides strategic direction on the amount and type of risk that the Group is prepared to accept.

        Group executive management:    The Group Chief Executive has overall responsibility for the risks facing the Group. The Group Chief Executive recommends to the Board the amount and type of risk that the Group is prepared to accept, and recommends risk management strategies as well as an overall framework for managing the risks faced by the Group with support from the Group Executive Committee, Chief Financial Officer and Group level risk committees. The Group Chief Executive provides regular updates to the Board on the risk position and risk policy.

        Business unit management:    Business unit chief executives are accountable for the implementation and operation of appropriate business unit risk frameworks and for ensuring compliance with the policy and minimum standards set by the Group. Business units must establish suitable governance structures that are based on the concept of 'three lines of defense', tailored as appropriate to the scale and complexity of the business unit. As the first line of defense, business unit management is responsible for identifying and managing business unit risks and providing regular risk reporting to the Group.

Risk oversight

        Risk management oversight is provided by Group-level risk committees, the Chief Financial Officer and the Group Risk function, working with counterparts in the business units and other Group Head Office ("GHO") oversight functions.

Group-level risk committees

        Group Asset Liability Committee ("Group ALCo"): The Group ALCo is responsible for oversight of financial risks (market, credit, liquidity and insurance risks) across the Group. It is chaired by the Chief Financial Officer and its membership includes senior business unit and Group executives (chief actuaries, principal asset liability management officers and chief investment officers) who are involved in the management of the aforementioned risks. Group ALCo meetings are held on a monthly basis.

        Balance Sheet and Capital Management Committee ("BSCMC"): The BSCMC is responsible for managing the balance sheets of Prudential plc and oversight of the Prudential Capital business unit. It is chaired by the Chief Financial Officer and its membership includes senior representatives from GHO, M&G and Prudential Capital. BSCMC meetings are held on a monthly basis.

        Group Operational Risk Committee ("GORC"): The GORC is responsible for the oversight of non-financial risks (operational, business environment and strategic risks) across the Group. Responsibilities include monitoring operational risk and related policies and processes as they are applied throughout the Group. It is chaired by the Chief Financial Officer and its membership includes senior representatives of the Group and business unit risk functions. GORC meetings are held on a quarterly basis.

Group Risk

        Group Risk's mandate is to establish and embed a strategic risk, capital and value management framework and risk management culture, consistent with Prudential's risk appetite, that protects and enhances the Group's embedded and franchise value.

        Group Risk is responsible for the continued enhancement and evolution of the Group Risk Framework; provides functional leadership to the business units for the oversight of risk management across the Group; and acts as secretariat to the Group ALCo and GORC.

        Group Risk also has certain finance and actuarial responsibilities related to Group regulatory and rating agency capital requirements, development of actuarial and financial reporting requirements and the RAP value management framework.

Independent assurance

        Group Audit Committee:    The Group Audit Committee provides independent assurance to the Board on the effectiveness of the Group's system of internal controls and risk management. The Group Audit Committee reviews the Group's risk management framework, and regular risk reports. The Group Audit Committee is supported by Group-wide Internal Audit.

        Group-wide Internal Audit ("GwIA"): The GwIA function independently assures the effective operation of the Group's risk management framework. This involves the validation of methodology application, policy compliance and control adequacy. The GwIA Director reports all audit- related matters to the Group Audit Committee (and business unit audit committees where appropriate) and reports for management purposes (but not audit-related matters) to the Group Chief Executive.

Risk appetite

        The Group risk appetite framework sets out the Group's overall tolerance to risk exposures, approach to risk and return optimization and management of risk. The Board and Group Executive Committee have set up Group-level risk appetite statements concerning the key risk exposures faced by the Group. The Group risk appetite statements set out the Group's risk tolerance, or risk appetite, to 'shocks' to the key financial risk exposures (market, credit and insurance risk).

Limits

        Aggregate risk limits are defined in terms of earnings volatility and capital requirements as follows:

a
Earnings volatility: The objectives of the limits are to ensure that (a) the volatility of earnings is consistent with stakeholder expectations; (b) the Group has adequate earnings (and cash flows) to service debt and expected dividends; and (c) that earnings (and cash flows) are managed properly across geographies and are consistent with the Group's funding strategies. The two measures used are EEV basis operating profit and IFRS basis operating profit.

b
Capital requirements: The objectives of the limits are to ensure that (a) the Group is economically solvent; (b) the Group achieves its desired target rating to meet its business objectives; (c) supervisory intervention is avoided; (d) any potential capital strains are identified; and (e) accessible capital is available to meet business objectives. The two measures used are EU Insurance Groups Directive ("IGD") capital requirements and economic capital requirements.

        Business units must establish suitable market, credit, underwriting and liquidity limits that maintain financial risk exposures within the defined risk appetite.

        In addition to business unit operational limits on credit risk, counterparty risk limits are also set at the Group level. Limits on total Group-wide exposures to a single counterparty are specified for different credit rating 'buckets'. Actual exposures are monitored against these limits on a quarterly basis.

Usage by business units

        Risk appetite is part of the annual business planning cycle. The risk profile of the Group is monitored against the agreed limits throughout the year by Group Risk. Using submissions from business units, Group Risk calculates the Group's position (allowing for diversification effects between business units) relative to the limits implied by the risk appetite statements.

        In order to determine its risk position, each business unit calculates the impacts (on earnings and capital measures) of a shock to market, credit, insurance and operational risk exposures.

        A two-tier approach is used to apply the limits at business unit level. Firstly, indicative business unit risk limits are calculated; these ensure that, if each business unit keeps within its limits, the Group risk position would be within the Group limits. Secondly, the impact on the risk position is considered as part of Group Risk's scrutiny of large transactions or departures from plan proposed by individual business units.

        Any potential breaches of the risk limits implied by a business unit plan will necessitate a dialogue process between GHO and the business units. Group limits may not be breached if, for example, limits in other business units are not fully utilized, or the diversification effect at Group level of a particular risk with other business units means that the Group limit is not breached. Ultimately, authorization to breach Group limits would require Group Executive Committee approval.

Risk management process

Risk mitigation

        The Group expects active management of its actual risk profile against its tolerance of risk. Primary responsibility for identifying and implementing controls and mitigation strategies rests with the business units. Group Risk provides oversight and advice.

        Risk registers are maintained that include details of the controls and mitigating actions being employed for identified risks. The effectiveness of controls and progress with actions are routinely assessed. Any mitigation strategies involving large transactions (e.g. a material derivative transaction) would be subject to scrutiny at Group level before implementation.

        Prudential employs a range of risk mitigation strategies aimed at reducing the impact of a variety of risks. Key mitigation strategies include: adjustment of asset portfolios to reduce investment risks (such as duration mismatches or overweight counterparty exposures); use of derivatives to hedge market risks; reinsurance programmes to limit insurance risk; and corporate insurance programmes to limit impact of operational risks. Revisions to business plans (such as reassessment of bonus rates on participating business and scaling back of target new business volumes) may also be used as a mitigating strategy.

        Contingency plans are in place for a range of operational risk scenarios, including incident management and business continuity plans. As a contingency plan for liquidity risk, the Group has arranged access to committed revolving credit facilities and committed securities lending facilities.

Asset liability management

        Prudential manages its assets and liabilities locally, in accordance with local regulatory requirements and reflecting the different types of liabilities of each business unit. Stochastic asset-liability modeling is carried out locally by the business units to perform dynamic solvency testing and assess economic capital requirements. Reserve adequacy testing under a range of scenarios is also carried out, including scenarios prescribed by local regulatory bodies.

        The investment strategy for assets held to back liabilities is set locally by business units, taking into account the nature, term and currency of the liabilities, and any local regulatory requirements. The main principles are as follows:

  •
  For liabilities that are sensitive to interest rate movements (in particular, UK non-profit annuities and Jackson fixed annuities), cash flow analysis is used to construct a portfolio of fixed income securities whose value changes in line with the value of liabilities when interest rates change;

  •
  For participating business (in particular, the UK with-profits fund), stochastic asset-liability modeling is used to derive a strategic asset allocation and policyholder bonus strategy that (based on the model assumptions) will optimize policyholder and shareholder returns, while maintaining financial strength. The bonus strategy on participating business is an integral part of the asset-liability management approach for participating business; and

  •
  For unit-linked business, the assets held to cover policyholder unit accounts are invested as per the stated investment strategy or benchmark index given in the product marketing literature. Assets in respect of non-unit reserves (e.g. sterling reserves) are invested in fixed income securities (using a cash flow matching analysis).

        Derivative hedging strategies are also used on a controlled basis across the Group to manage exposure to market risks. Surplus assets held centrally are predominantly invested in short-term fixed income securities. The Group's central treasury function actively manages the surplus assets to maximize returns, subject to maintaining an acceptable degree of liquidity.

Risk reporting

        Group Risk and other GHO oversight functions have individually defined and publicized frameworks, escalation criteria and processes for the timely reporting of risks and incidents by business units. As appropriate, these risks and incidents are escalated to the various Group-level oversight and risk committees and the Board.

        Internal business unit routine reporting requirements vary according to the nature of the business. Each business unit is responsible for ensuring that its risk reporting framework meets both the needs of the business unit (for example reporting to the business unit risk and audit committees) and the minimum standards set by the Group (for example, to meet Group-level reporting requirements).

        Business units review their risks as part of the annual preparation of their business plans, and review opportunities and risks to business objectives regularly with Group executive management. Group Risk reviews, and reports to Group executive management on, the impact of large transactions or divergences from business plan.

        The Group Executive Committee and Board are provided with regular updates on the Group's economic capital position, overall position against risk limits and RAP. They also receive the annual financial condition reports prepared by the Group's insurance operations.

Economic capital

        Economic capital provides a realistic and consistent view of Prudential's capital requirements across the Group, allowing for diversification benefits. Economic capital provides valuable insights into the risk profile of the Group and is an integral part of the Group's risk management framework.

        The Group distinguishes between two distinct types of 'economic capital' approaches:

  •
  Group economic capital: Prudential's Group economic capital is calculated using an integrated model of Group-wide risk, capturing dependencies and diversification benefits between different business units and risk categories. The capital requirement is determined based on a multi-year projection, thus taking into account the long-term nature of Prudential's liabilities. The Group economic capital position is calculated using the Group Solvency Model (GSM)—an integrated stochastic asset-liability model of the Group economic solvency position. Projected economic scenarios in the GSM are generated using a stochastic economic scenario generator that captures the correlations between different asset classes and geographies.

  •
  One-year Value at Risk Capita ("1yr VaR Capital"): 1yr VaR Capital is defined as the capital required to withstand a maximum loss over a time period of one year, consistent with a confidence level of 99.5 per cent. This measure was developed internally as part of Prudential's RAP approach to risk/return optimization within the Group risk appetite framework. This measure captures the risk arising from individual risk types, and generally allows for diversification by using a correlation matrix approach. The methodology is continually being developed and improved. In addition to its risk management applications, the 1yr VaR Capital framework is used for Individual Capital Assessments in the UK and anticipated to form the basis of Prudential's capital modeling for future regulatory reporting developments, such as Solvency II.

        These measures provide a consistent basis for comparing the risk profiles and capital requirements of different business units. The Group economic capital position and risk profile is reported to the Board annually, with more frequent updates on an ad hoc basis. Group Risk is responsible for developing and maintaining the economic capital models, and for calculating the Group economic capital position.

Methodology

        Prudential's internal Group economic capital requirement is defined as the minimum amount of capital that the Group needs to hold in order to remain economically solvent over a 25-year horizon, given a target probability of insolvency appropriate for AA-rated debt. The target confidence level is based on historic default rates for AA-rated debt, and varies over the time horizon of the projection. The economic capital requirement is calculated for in-force liabilities only, excluding the impact of future new business and dividend distribution.

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

Results

        Prudential has previously published in its UK Annual Report details of its economic capital position as of December 31, 2006. Prudential's internal review and analysis process for the position as of December 31, 2007 has not yet been completed.

        As at December 31, 2006, the Group economic capital requirement was £1.6 billion, compared to available capital resources of £4.5 billion. The Group economic capital requirement quoted is after allowance for diversification benefits between risk types and business units, and inclusive of the local regulatory capital requirements at the business unit level. The economic capital requirement is calculated for in-force liabilities only, excluding the impact of future new business and dividend distributions.

        The Group position at the end of 2006 shows a surplus position of £2.8 billion, representing an improvement of £0.5 billion from last year. Most of this improvement comes from the sale of Egg, which has reduced the Group's exposure to credit risk. Note that the economic capital surplus quoted above excludes any surplus in respect of the Group's participating with-profits funds. For Group economic capital, it is assumed that any free assets in participating funds are ring-fenced to support the relevant fund (and excluded from the Group's economic surplus). Any capital injections required by participating funds (on top of the ring-fenced free assets) are captured in the Group economic capital requirement calculation. For year end 2006, none of the Group's participating funds required additional economic capital on top of the ring-fenced free assets.

        The largest risk exposure continues to be credit risk, which reflects the relative size of the exposure in Jackson and Prudential UK. However, credit risk has reduced due to the sale of Egg and Jackson's maturing fixed annuity business. The market risk exposure mainly reflects equity risk in Jackson and interest rate risk in Taiwan. An increasingly significant component of the underwriting risk is attributable to longevity risk, which has increased due to the growth in annuity business being written in the UK shareholder fund.

Scenario testing

        The impact of a range of deterministic 'shock' scenarios is tested using the Group economic capital model. The purpose is to assess the resilience of the Group's economic solvency position to a range of key threat scenarios.

        Scenarios tested include economic capital scenarios relating to stable, falling and rising interest rates, as well as scenarios relating to high oil prices, lower consumption and US dollar depreciation. In addition, scenarios proposed by the FSA's Financial Risk Outlook are tested. These scenarios have included a credit and house price crisis, global risks reappraisal, and a pandemic.

        The impact of each scenario was tested by analyzing the projected Group cash flow balances over 25 years, assuming in the model that the initial capital held by the Group is zero and the initial capital held in each business unit is equal to the local regulatory capital requirement. The results of the analysis showed that the projected net cash flow balance to the Group remains positive in all future years under each scenario tested.

Business unit local economic capital

        Business units must also monitor their own economic capital requirements locally on a 'stand alone' basis (without allowance for diversification effects with the rest of the Group). The business unit economic capital assessments allow management to put the local regulatory capital requirements into an economic context. These assessments must be reported annually, and included in the business unit financial condition reports.

Market risk

        Market risk is the risk that arises from adverse changes in the value of, or income from, assets and changes in interest rates or exchange rates. Prudential's businesses are inherently subject to market fluctuations and general economic conditions.

        In the UK, this is because a significant part of Prudential's shareholders' profit is related to bonuses for policyholders declared on its with-profits products, which are broadly based on historic and current rates of return on equity, real estate and fixed income securities, as well as Prudential's expectations of future investment returns.

        In the US, fluctuations in interest rates can affect results from Jackson, which has a significant spread-based business and where the majority of investments are in fixed-income securities. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders' liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates. Jackson also writes a significant amount of variable annuities that offer capital or income protection guarantees. Any cost of the guarantees that remain unhedged will affect the Company's results.

        For some non-linked investment products, in particular those written in some of the Group's Asian operations, it may not be possible to hold assets which will provide cash flows to exactly match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets, such as Taiwan, where regulated surrender values are set with reference to the interest rate environment prevailing at time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. This residual asset-liability mismatch risk can be managed but not eliminated. Where interest rates for these markets remain lower than those implied by surrender values over a sustained period this could have an adverse impact on the Group's reported profit.

        For each of the major components of market risk, described in more detail below, Prudential has put in place policies and procedures to set out how each risk should be managed and monitored, and the approach to setting an appropriate risk appetite.

Foreign exchange risk

        Prudential currently operates in the UK, the US, 13 countries in Asia and Europe. Due to the geographical diversity of Prudential's businesses, it is subject to the risk of exchange rate fluctuations. Prudential's international operations in the US and Asia, which represent a significant proportion of operating profit and shareholders' funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential's consolidated financial statements upon translation of results into pounds sterling. The currency exposure relating to the translation of reported earnings is not separately managed. Consequently, this could impact on the Group's gearing ratios (defined as debt over debt plus shareholders' funds). The impact of gains or losses on currency translations is recorded as a component within the statement of changes in equity.

        Prudential does not generally seek to hedge foreign currency revenues, as these are substantially retained locally to support the growth of the Group's business and meet local regulatory and market requirements. However, where foreign surplus is deemed to be supporting UK capital or shareholders' interests this exposure is hedged if it is deemed optimal from an economic perspective. Currency borrowings and derivatives are used to manage exposures within the limits that have been set.

Interest rate risk

        Interest rate risk arises primarily from Prudential's investments in long-term debt and fixed income securities. Interest rate risk also exists in policies that carry investment guarantees on early surrender or at maturity, where claim values can become higher than the value of backing assets when interest rates rise or fall.

        The Group manages this risk by adopting close asset-liability matching criteria, to minimize the impact of mismatches between the value of assets and liabilities from interest rate movements. Interest rate risk is also controlled through the use of a variety of derivative instruments, including futures, options and swaps, in order to hedge against unfavorable market movements in interest rates inherent in the underlying assets and liabilities. The impact of exposure to sustained low interest rates is regularly monitored.

Equity risk

        The Group is subject to equity price risk due to daily changes in the market values of its equity securities portfolio. The Group's shareholders are exposed to both direct equity shareholdings in its shareholder assets, and indirectly to the impact arising from changes in the value of equities held in policyholders' funds from which management charges or a share of performance are taken, as well as from its interest in the free estate of long-term funds.

        At a business unit level, equity price risk is actively managed through the use of derivative instruments, including futures and options, in order to mitigate anticipated unfavorable market movements where this lies outside the risk appetite of the fund concerned. Business units actively model the performance of equities through the use of stochastic models, in particular to understand the impact of equity performance on guarantees, options and bonus rates.

        In particular, Jackson actively hedges its exposure to the guarantees arising from its variable annuity business. Where possible, Jackson will seek to find offsetting exposures across its asset and liability portfolios and to conduct its hedging activities on a macro basis, and relies on option-based strategies to address extreme risks. Although the macro approach and the hedging of extreme events are not consistent with the way certain accounting methods test for effectiveness, Prudential believes that the efficiency of execution and the need to hedge on an economic basis outweighs the need to avoid any short-term accounting volatility.

        The Group does not have material holdings of unquoted equity securities. In addition, local asset admissibility regulations require that business units hold diversified portfolios of assets, thereby reducing exposure to individual equities.

Credit risk

        Credit risk is the risk of loss if another party fails to meet its obligations, or fails to perform them in a timely manner. Credit risk is Prudential's most significant financial risk, and it is actively monitored by business units via business unit investment committees and ALCos.

        In addition to business unit operational limits on credit risk (requiring business units to implement local credit risk policies), Prudential's management of credit risk includes monitoring exposures at Group level. Large individual counterparty exposures are aggregated and monitored on a quarterly basis against centrally-set red zone, amber zone and green zone limits. This active monitoring of counterparty exposures, on a consolidated Group level, is undertaken by the Group ALCo.

        Financial assets are graded according to current credit ratings issued by the rating agencies. Financial assets are classified within the range of AAA to D ratings, with AAA being the highest possible rating. Typically, around 95 per cent of the Group's assets are rated within the investment grade category (BBB- and higher). The level of financial assets which fall outside the range of the ratings is also monitored on an ongoing basis, and this tends to be less than one per cent of shareholder assets at any given point in time.

Insurance risk

        Insurance risk is the inherent uncertainty as to the occurrence, amount and timing of insurance liabilities. This includes adverse mortality, morbidity and persistency experience.

        Prudential needs to make assumptions about a number of factors in determining the pricing of its products and for reporting the results of its long-term business operations. In common with other industry participants, the profitability of the Group's businesses depends on a mix of factors including mortality and morbidity trends, voluntary discontinuance rates, investment performance, unit cost of administration and new business acquisition expenses.

        For example, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its UK annuity business where, in exchange for their accumulated pension fund, pension annuity policyholders receive a guaranteed payment, for as long as they live. Prudential conducts rigorous research into longevity risk using data from its substantial annuitant portfolio. As part of its pension annuity pricing and reserving policy, Prudential UK assumes that current rates of mortality continuously improve over time at levels based on adjusted data from the Continuous Mortality

Investigations (CMI) medium cohort table projections as published by the Institute and Faculty of Actuaries.

        Prudential's voluntary discontinuance (persistency) assumptions reflect recent past experience for each relevant line of business, and any expectations of future persistency. Where appropriate, allowance is also made for the relationship, which is either assumed or historically observed, between persistency and investment returns and the resulting additional risk is allowed for.

Liquidity risk

        Liquidity risk is the risk that a business, though solvent on a balance sheet basis, either does not have the financial resources to meet its obligations as they fall due or can secure the resources only at excessive cost.

        Business units have their own liquidity policies, which also depend on the maturity of the business, and the available assets in the markets. For Prudential UK, liquidity risk is managed through holding assets at the greater of a specified percentage of total funds managed or a specified multiple of the average peak daily cash flow over the last 12 months. For Jackson, modeling is performed on how quickly their different liabilities could be called, and how quickly they could also liquidate their assets, ensuring that at 30 days, 90 days and one year the cash available exceeds potential obligations.

        For Prudential Group, there is a committed corporate credit facility for liquidity.

Non-financial risk

        Prudential's Group Risk Framework also covers non-financial risks—operational risk, business environment risk and strategic risk. Prudential processes a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. Prudential outsources several operations, including certain UK processing and IT functions, and is thus reliant upon the operational processing performance of its outsourcing partners.

        Business units are responsible for the management of the non-financial risks associated with their business. They conduct a formal self-assessment of material operational risks and assess their impact and likelihood. Business units also identify controls available to mitigate the impact and/or likelihood of the identified risk. The quality of the control's design is also assessed.

        Quantitative analysis is carried out for operational risks with material and potential direct losses (i.e. excluding opportunity costs and lost revenue). For each risk, the analysis describes the possible manifestations of the risk and the controls against it in each business unit and, on this basis, frequency and severity parameters are assigned to each risk. The effect of operational risk on the Group as a whole is analyzed by aggregating the individual risks using a Group operational risk capital model, allowing for the correlations and diversification effects between different risk types and business units.

Investments

General

        The overall financial strength of the Prudential group and the results, both current and future, of the insurance business are in part dependent upon the quality and performance of the various investment portfolios in the United Kingdom, the United States and Asia.

Prudential's Total Investments

        The following table shows Prudential's insurance and non-insurance investments at December 31, 2007. In addition, at December 31, 2007 Prudential had £62.5 billion of external mutual funds under management. Assets held to cover linked liabilities relate to unit-linked and variable annuity products. In this table, investments are valued as set out in note A4 of the Prudential's consolidated financial statements.

	At December 31, 2007
	UK Insurance £m	US Insurance £m	Asia Insurance £m	Total Insurance £m	Asset Mgmt(a) £m	Other £m	Total £m	Less: assets to cover linked liabilities and external unit holders(b) £m	Group excluding assets to cover linked liabilities and external unit holders £m
Investment properties	13,666	8	14	13,688	0	0	13,688	(1,030)	12,658
Investments accounted for using the equity method	0	0	0	0	0	12	12	0	12
Financial investments:
Loans	1,245	3,258	1,087	5,590	2,334	0	7,924	(37)	7,887
Equity securities	60,829	15,507	9,804	86,140	17	0	86,157	(31,705)	54,452
Debt securities	57,180	19,002	6,920	83,102	882	0	83,984	(8,870)	75,114
Other investments	3,391	762	42	4,195	155	46	4,396	(121)	4,275
Deposits	7,228	258	377	7,863	26	0	7,889	(1,536)	6,353

Total financial investments	129,873	38,787	18,230	186,890	3,414	46	190,350	(42,269)	148,081

Total investments	143,539	38,795	18,244	200,578	3,414	58	204,050	(43,299)	160,751

(a)
Investments held by asset management operations are further split in note E2 of the notes to Prudential's consolidated financial statements.

(b)
Assets to cover external unit holders relate to assets attributable to unit holders of consolidated unit trusts and similar funds for which an equivalent liability is held in the balance sheet.

        The disclosure below has been provided on a consistent basis as that included in previous Form 20-F submissions, with analysis focusing on the investments attributable to shareholders and consequently excluding those held to cover linked liabilities or attributable to unit holders of consolidated unit trusts and similar funds.

        In addition to the detail provided below further analysis is included in the consolidated financial statements, with the adoption in 2007 of IFRS 7 "Financial Instruments: Disclosures" together with the provision of voluntary detail further enhancing the disclosure provided in previous years. The further analysis is included in notes D2(b), D2(i), D3(b), D3(i), D4 (a), D4 (h), E2, G1 and G2 to Prudential's consolidated financial statements.

Prudential's Investment Yields

        The following table shows the income from the investments of Prudential's operations by asset category for the periods indicated. This table does not include investment income from assets held to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds. Yields have been calculated using the average of opening and closing balances for the appropriate asset.

	Year Ended December 31,
	Yield	2007 Amount	Yield	2006 Amount	Yield	2005 Amount
		£m		£m		£m
Investment properties
Net investment income	4.9%	611	5.7%	686	6.4%	768
Net realized investment gains (losses)	1.2%	147	6.3%	761	6.2%	753
Net unrealized investment gains (losses)	(5.8)%	(723)	4.2%	504	5.0%	600
Ending assets		12,658		12,258		11,832
Investments accounted for using the equity method
Net investment income	0%	0	0%	0	0%	0
Net realized investment gains (losses)	0%	0	0%	0	0%	0
Net unrealized investment gains (losses)	0%	0	0%	0	0%	0
Ending assets		12		0		0
Loans
Net investment income	6.4%	425	6.9%	386	6.4%	339
Net realized investment gains (losses)	0.7%	47	(0.1)%	(3)	(0.2)%	(10)
Net unrealized investment gains (losses)	0%	0	0%	0	0%	0
Ending assets		7,887		5,362		5,810
Equity securities
Net investment income	4.5%	2,388	6.5%	3,373	6.1%	2,731
Net realized investment gains	8.7%	4,633	6.8%	3,546	4.8%	2,177
Net unrealized investment gains (losses)	(3.0)%	(1,589)	4.4%	2,302	14.7%	6,609
Ending assets		54,452		52,475		51,281
Debt securities
Net investment income	5.9%	4,335	6.8%	4,832	6.1%	4,255
Net realized investment gains (losses)	0%	(18)	0.2%	170	0.4%	287
Net unrealized investment gains (losses)	(1.5)%	(1,129)	(3.5)%	(2,539)	2.6%	1,779
Ending assets		75,114		71,239		71,841
Other investments
Net investment income	2.5%	119	2.9%	129	3.7%	112
Net realized investment gains	6.4%	306	0.4%	18	1.6%	49
Net unrealized investment gains (losses)	14.4%	687	7.5%	333	12.9%	395
Ending assets		4,275		5,240		3,625
Deposits
Net investment income	5.5%	365	4.5%	305	5.1%	297
Net realized investment gains	0%	0	0%	0	0%	0
Net unrealized investment gains (losses)	0%	0	0%	0	0%	0
Ending assets		6,353		7,020		6,510
Total
Net investment income	5.2%	8,243	6.4%	9,711	6.1%	8,502
Net realized investment gains	3.3%	5,115	3.0%	4,492	2.3%	3,256
Net unrealized investment gains (losses)	(1.8)%	(2,754)	0.4%	600	6.7%	9,388
Ending assets		160,751		153,594		150,899

Prudential's Insurance Investment Strategy and Objectives

        Prudential's insurance investments support a range of businesses operating in many geographic areas. Each of the operations formulates a strategy, based on the nature of its underlying liabilities, its level of capital and its local regulatory requirements.

Internal funds under management

        Prudential manages 87 per cent of its group funds principally through its fund management businesses, M&G in the United Kingdom, together with PPM America in the United States and Prudential Asset Management in Singapore, Hong Kong and Japan. The remaining 13 per cent of the group's funds mainly relate to assets held to back unit-linked, unit trust and variable annuity liabilities.

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

        With-profits contracts are long-term contracts with minimal guaranteed amounts. Accordingly, the with-profits fund investment strategy emphasizes a well-diversified equity portfolio (containing some international equities), real estate (predominantly in the United Kingdom), UK and international fixed income securities and cash.

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

Investments

        The following table summarizes the total investments of the UK insurance business at December 31, 2007.

	At December 31, 2007
	SAIF	PAC	Other	Total	Less: assets to cover linked liabilities and external unit holders	Total excluding assets to cover linked liabilities and external unit holders
	£m	£m	£m	£m	£m	£m
Investment properties	1,230	10,682	1,754	13,666	(1,030)	12,636
Financial investments:
Loans	184	762	299	1,245	0	1,245
Equity securities	6,946	41,108	12,775	60,829	(12,374)	48,455
Debt securities	4,595	33,458	19,127	57,180	(6,114)	51,066
Other investments	244	2,658	489	3,391	(115)	3,276
Deposits	466	4,334	2,428	7,228	(1,418)	5,810
Total financial investments	12,435	82,320	35,118	129,873	(20,021)	109,852

Total investments	13,665	93,002	36,872	143,539	(21,051)	122,488

        The following table shows additional analysis of the investments relating to Prudential's UK insurance business, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, at December 31, 2007. The "Other" column includes investments relating to solvency capital of unit-linked funds and investments relating to non-life long-term business.

	At December 31, 2007
	With- Profits	Shareholder- backed Annuities	SAIF	Other	Total	Total %
	£m	£m	£m	£m	£m
Investment properties	10,682	724	1,230	0	12,636	10.3
Financial investments:
Loans:
Mortgage loans	156	37	0	256	449
Policy loans	22	0	12	0	34
Other loans	584	6	172	0	762

Total loans and receivables	762	43	184	256	1,245	1.0
Equity securities:
United Kingdom:
Listed	26,561	17	4,653	2	31,233
Unlisted	203	90	5	0	298

Total United Kingdom	26,764	107	4,658	2	31,531	25.7

International:
United States	2,341	0	340	0	2,681
Europe (excluding the United Kingdom)	5,345	0	769	0	6,114
Japan	1,202	0	209	0	1,411
Pacific (excluding Japan)	3,660	0	631	7	4,298
Other	2,081	0	339	0	2,420

Total international	14,629	0	2,288	7	16,924	13.8

Total equity securities	41,393	107	6,946	9	48,455	39.5

Debt securities:
UK government	2,216	892	116	79	3,303
US government	192	46	44	1	283
Other	30,687	12,235	4,435	123	47,480

Total debt securities	33,095	13,173	4,595	203	51,066	41.7

Other investments:
Participation in investment pools	1,064	0	173	125	1,362
Other financial investments	1,205	0	0	156	1,361
Derivative asset	389	90	71	3	553

Total other investments	2,658	90	244	284	3,276	2.8

Deposits	4,334	828	466	182	5,810	4.7

Total investments	92,924	14,965	13,665	934	122,488	100.0

Equity Securities

        Prudential's UK insurance operations, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, had £48,455 million invested in equities at December 31, 2007. Most of these equities support Prudential Assurance's with-profits fund and the SAIF fund, both of which are managed using the same general investment strategy. The following table shows the geographic spread of this equity portfolio by market value in accordance with the policies described in note A4 of the notes to the consolidated financial statements.

	At December 31, 2007
	Market Value	%
	£m
United Kingdom	31,531	65.1
United States	2,681	5.5
Europe (excluding United Kingdom)	6,114	12.6
Japan	1,411	2.9
Pacific (excluding Japan)	4,298	8.9
Other	2,420	5.0

Total	48,455	100.0

        The UK equity holdings are well diversified and broadly mirror the FTSE All-Share share index. Prudential held equities in 476 UK companies at December 31, 2007. The ten largest holdings in UK equities at December 31, 2007 amounted to £14,068 million, accounting for 44.6 per cent of the total UK equity holdings of £31,531 million supporting the UK insurance operations. The following table shows the market value of the ten largest holdings in UK equities at December 31, 2007.

	At December 31, 2007
	Market Value	%
	£m
BP.	3,057	9.7
Vodafone Group	1,936	6.1
HSBC Holdings	1,807	5.7
Royal Dutch Shell	1,493	4.7
GlaxoSmithKline	1,477	4.7
Rio Tinto	1,166	3.7
Barclays	822	2.6
The Royal Bank of Scotland Group	809	2.6
Anglo American	774	2.5
British American Tobacco	727	2.3

Total	14,068	44.6

        All industry sectors are represented in Prudential's equity portfolio. At December 31, 2007, within the £31,531 million in UK equities supporting the UK insurance operations, Prudential had £22,004 million, or 69.9 per cent of the holdings invested in ten industries. The following table shows the primary industry concentrations based on market value of the portfolio of UK equities relating to the UK insurance business at December 31, 2007.

	At December 31, 2007
	Market Value	%
	£m
Banks	5,318	16.9
Oil and Gas Producers	4,951	15.7
Pharmaceuticals and Biotech	2,718	8.6
Mining	2,104	6.7
Mobile Telecommunications	2,004	6.4
Travel and Leisure	1,165	3.7
Media	1,155	3.7
Real Estate	1,048	3.3
Support Services	778	2.5
Life Insurance	763	2.4

Total	22,004	69.9

Debt Securities

        At December 31, 2007, of the debt securities held by the UK insurance operations, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, 92.9 per cent were issued by corporations and overseas governments other than the US, 6.5 per cent were issued or guaranteed by the UK government and 0.6 per cent were issued or guaranteed by the US government. These guarantees relate only to payment and, accordingly, do not provide protection against fluctuations in market price that may occur during the term of the fixed income securities.

        The following table shows the market value of the debt securities portfolio by maturity at December 31, 2007, in accordance with the policies described in note A4 to the consolidated financial statements.

	At December 31, 2007
	Market Value	%
	£m
Securities maturing:
Within one year	735	1.4
Over one year and up to five years	7,648	15.0
Over five years and up to ten years	9,992	19.6
Over ten years and up to fifteen years	8,098	15.9
Over fifteen years	24,593	48.1

Total debt securities	51,066	100.0

        The following table shows debt securities by rating:

	At December 31, 2007
	Market Value	%
	£m
S&P—AAA	17,921	35.1
S&P—AA+ to AA-	5,413	10.6
S&P—A+ to A-	11,373	22.3
S&P—BBB+ to BBB-	5,089	10.0
S&P—Other	927	1.8

	40,723	79.8

Moody's—Aaa	999	2.0
Moody's—Aa1 to Aa3	578	1.1
Moody's—A1 to A3	925	1.8
Moody's—Baa1 to Baa3	476	0.9
Moody's—Other	410	0.8

	3,388	6.6

Fitch	665	1.3
Other	6,290	12.3

Total debt securities	51,066	100.0

Real Estate

        At December 31, 2007, Prudential's UK insurance operations, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, had £12,636 million of investments in real estate. The following table shows the real estate portfolio by type of investment. The real estate investments are shown at market value in accordance with the policies described in note A4 of the consolidated financial statements.

	At December 31, 2007
	Market Value	%
	£m
Office buildings	5,959	47.2
Shopping centers/commercial	3,999	31.6
Retail warehouses/industrial	2,025	16.0
Development	0	0.0
Other	653	5.2

Total	12,636	100.0

        Approximately 53.4 per cent of the UK held real estate investment is located in London and Southeast England (Buckinghamshire, Berkshire, East and West Sussex, Hampshire, Isle of Wight, Kent, Oxfordshire and Surrey) with 34.7 per cent located throughout the rest of the United Kingdom and the remaining 11.9 per cent located overseas.

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

Investments

        The following table shows total investments relating to the US insurance business at December 31, 2007.

	At December 31, 2007
	Variable annuity separate account assets	Fixed annuity, GIC and other business	Total
	£m	£m	£m
Investment properties	0	8	8
Financial investments:
Loans	0	3,258	3,258
Equity securities	15,027	480	15,507
Debt securities	0	19,002	19,002
Other investments	0	762	762
Deposits	0	258	258

Total financial investments	15,027	23,760	38,787

Total investments	15,027	23,768	38,795

        The following table further analyzes the insurance investments of the US Operations, excluding the separate account investments supporting the variable annuity business, at December 31, 2007.

	December 31, 2007
	£m	%
Non-institutional
Investment properties	8	0.0
Loans	2,755	11.6
Equity securities	429	1.8
Corporate securities and commercial loans	10,345	43.5
Residential mortgage-backed securities	2,533	10.7
Commercial mortgage-backed securities	1,179	5.0
Other debt securities	954	4.0

Total debt securities	15,011	63.2

Other investments	643	2.7
Deposits	258	1.1

Total non-institutional	19,104	80.4

Institutional
Investment properties	0	0.0
Loans	503	2.1
Equity securities	51	0.2
Corporate securities and commercial loans	2,613	11.0
Residential mortgage-backed securities	406	1.7
Commercial mortgage-backed securities	353	1.5
Other debt securities	619	2.6

Total debt securities	3,991	16.8

Other investments	119	0.5
Deposits	0	0.0

Total institutional	4,664	19.6

Total
Investment properties	8	0.0
Loans	3,258	13.7
Equity securities	480	2.0
Corporate securities and commercial loans	12,958	54.5
Residential mortgage-backed securities	2,939	12.4
Commercial mortgage-backed securities	1,532	6.5
Other debt securities	1,573	6.6

Total debt securities	19,002	80.0

Other investments	762	3.2
Deposits	258	1.1

Total	23,768	100.0

        Under IFRS, debt securities are shown at fair value and loans are at amortized cost. Equity securities and investment properties are shown at fair value. The fair value of unlisted securities is estimated by Jackson using independent pricing services or analytically determined values.

Debt Securities

  Corporate Securities and Commercial Loans

        At December 31, 2007, the US Operations had £12,958 million of corporate securities and commercial loans, representing 54.5 per cent of US insurance total investments. Of the £12,958 million, £10,345 million consisted of debt securities that are publicly traded or trade under Rule 144A under the Securities Act of 1933, as amended ("Rule 144A") and £2,613 million consisted of investments in non-Rule 144A privately placed fixed income securities.

        For statutory reporting in the United States, debt securities are classified into six quality categories specified by the Securities Valuation Office of the National Association of Insurance Commissioners ("NAIC"). The categories range from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated Classes 1-5. Securities in or near default are designated Class 6. Securities designated as Class 3, 4, 5 and 6 are non-investment grade securities. Generally, securities rated AAA to A by nationally recognized statistical ratings organizations are Class 1, BBB in Class 2, BB in Class 3 and B and below in Classes 4 through 6. If a designation is not currently available from the NAIC, Jackson's investment advisor, PPM America, provided the designation for the purposes of the disclosure contained herein.

        The following table shows the credit quality of the portfolio of publicly traded and Rule 144A fixed income securities at December 31, 2007.

	At December 31, 2007
	Book Value	%
	£m
NAIC Designation
1	4,338	41.9
2	5,194	50.3
3	542	5.2
4	231	2.2
5	40	0.4
6	—	—

Total	10,345	100.0

        The following table shows the credit quality of the non-Rule 144A private placement portfolio at December 31, 2007.

	At December 31, 2007
	Book Value	%
	£m
NAIC Designation
1	1,011	38.7
2	1,351	51.7
3	206	7.9
4	45	1.7
5	—	—
6	—	—

Total	2,613	100.0

Residential Mortgage-Backed Securities

        At December 31, 2007, the US insurance operations had £2,939 million of residential mortgage-backed securities, representing 12.4 per cent of US insurance total investments. At December 31, 2007, 86.5 per cent of the US insurance Operations' residential mortgage-backed securities were rated AAA or the equivalent by a nationally recognized statistical ratings organization (these include Standard & Poor's, Moody's and Fitch) and 99.8 per cent were rated NAIC 1.

        The primary investment risk associated with residential mortgage-backed securities is that a change in the interest rate environment or other economic conditions could cause payment of the underlying obligations to be made more slowly or more quickly than was anticipated at the time of their purchase. If interest rates decline, then this risk is called "pre-payment risk" and the underlying obligations will generally be repaid more quickly when the yields on reinvestment alternatives are lower. Alternatively, if interest rates rise, the risk is called "extension risk" and the underlying obligations will generally be repaid more slowly when reinvestment alternatives offer higher returns. Residential mortgage-backed securities offer additional yield to compensate for these risks. The US Operations can manage pre-payment risk, in part, by reducing crediting rates on its products.

Commercial Mortgage-Backed Securities

        At December 31, 2007, the US Operations had £1,532 million of commercial mortgage-backed securities, representing 6.5 per cent of US insurance total investments. 88.2 per cent of this total was rated AAA or the equivalent by a nationally recognized statistical ratings organization (these include Standard & Poor's, Moody's and Fitch) and 95.4 per cent was rated investment grade. Due to the structures of the underlying commercial mortgages, these securities do not present the same pre-payment or extension risk as residential mortgage-backed securities.

Other Debt Securities

        At December 31, 2007, the US Operations had £1,573 million of other debt securities, representing 6.6 per cent of US insurance total investments.

Loans

        Loans totaled £3,258 million, representing 13.7 per cent of US insurance total investments at December 31, 2007. Of the total, £2,841 million related to commercial mortgage loans and £417 million to policy loans.

Commercial Mortgage Loans

        Commercial mortgage loans represented 11.9 per cent of US insurance total investments at December 31, 2007. This total included 529 first mortgage loans with an average loan balance of approximately £5.2 million, collateralized by properties located in the United States and Canada.

        Jackson has addressed the risk of these investments by building a portfolio that is diverse both in geographic distribution and property type, emphasizing four main institutional property types: multi-family residential, retail, suburban office and warehouse/distribution facilities.

        As of December 31, 2007, approximately 27.6 per cent of the portfolio was industrial, 23.2 per cent multi-family residential, 21.8 per cent suburban office, 18.3 per cent retail, 7.6 per cent hotel and 1.5 per cent other. Approximately 14.2 per cent of the portfolio is collateralized by properties in California, 8.7 per cent by properties in Arizona, 7.7 per cent by properties in Illinois and 7.5 per cent by properties in Texas. No other state represents more than 6.1 per cent.

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

Policy Loans

        Policy loans represented 1.8 per cent of US insurance total investments at December 31, 2007. Policy loans are fully secured by individual life insurance policies or annuity policies and are contractual arrangements made under the policy.

Equity Securities

        Equity securities supporting US insurance operations, excluding separate account investments, totaled £480 million at December 31, 2007.

Other

        Other financial investments of £762 million, representing 3.2 per cent of US insurance total investments at December 31, 2007, were made up of £327 million of limited partnership interests, derivative assets of £390 million and £45 million of other miscellaneous investments.

        The largest investment in the limited partnerships category is a £65 million interest in the PPM America Private Equity Fund. The remainder of this category consists of diversified investments in 164 other partnerships managed by independent money managers that generally invest in various equity and fixed income loans and securities.

Investments Relating to Asian Insurance Business

        Prudential's Asian insurance operations' investments, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, largely support the business of Prudential's Singapore, Hong Kong, Malaysia, Japan and Taiwan operations.

        The following table shows Prudential Corporation Asia's investments at December 31, 2007. In this table, investments are valued in accordance with the policies described in note A4 to the consolidated financial statements.

	At December 31, 2007
	With- profits business	Unit- linked assets	Other	Total	Less: assets to cover linked liabilities and external unit holders	Total excluding assets to cover linked liabilities and external unit holders	%
	£m	£m	£m	£m	£m	£m
Investment properties	0	0	14	14	0	14	0.1
Financial investments:
Loans	560	37	490	1,087	(37)	1,050	9.5
Equity securities	4,472	4,728	604	9,804	(4,304)	5,500	49.9
Debt securities	2,329	1,901	2,690	6,920	(2,756)	4,164	37.8
Other investments	13	6	23	42	(6)	36	0.3
Deposits	44	118	215	377	(118)	259	2.4

Total financial investments	7,418	6,790	4,022	18,230	(7,221)	11,009	99.9

Total investments	7,418	6,790	4,036	18,244	(7,221)	11,023	100.0

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

Debt Securities

        The following table shows rating categorization of the debt security investments of Prudential Corporation Asia's long-term insurance fund, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, at December 31, 2007.

	At December 31, 2007
	Market Value	%
	£m
S&P—AAA	1,324	31.8
S&P—AA+ to AA-	1,702	40.9
S&P—A+ to A-	210	5.0
S&P—BBB+ to BBB-	34	0.8
S&P—Other	93	2.2

	3,363	80.7

Moody's—Aaa	0	0
Moody's—Aa1 to Aa3	24	0.6
Moody's—A1 to A3	1	0
Moody's—Baa1 to Baa3	8	0.2
Moody's—Other	58	1.4

	91	2.2

Fitch	0	0
Other	710	17.1

Total debt securities	4,164	100.0

Equity Securities

        The following table shows a geographic analysis of equity security investments of Prudential Corporation Asia's long-term insurance fund, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, at December 31, 2007.

	At December 31, 2007
	Market Value	%
	£m
Hong Kong	3,250	59.1
Singapore	1,773	32.2
Taiwan	174	3.2
Vietnam	141	2.6
Malaysia	93	1.7
Other	69	1.2

Total	5,500	100.0

Description of Property—Corporate Property

        As at December 31, 2007, Prudential's UK based businesses occupied approximately 27 properties in the United Kingdom, Europe and Mumbai. These properties are primarily offices with some ancillary storage or warehouse facilities. Prudential's headquarters are located in London. Of the remainder, the most significant are offices in London, Reading, and Chelmsford in England, Stirling in Scotland and Mumbai in India. The property in Stirling is held on a freehold basis, and is leased by the business from Prudential Assurance's long-term fund. The rest of the properties occupied by Prudential's UK based businesses, both in the UK and in Mumbai, are held on long-term leaseholds. The leasehold properties range in size from 2,000 to 270,000 square feet. Overall, the UK, Europe & Mumbai occupied property portfolio totals approximately 1,000,000 square feet.

        In addition to these properties, the Prudential group owns the freehold of a sports facility in Reading for the benefit of staff.

        The Prudential group also holds approximately 50 other leasehold properties in the United Kingdom. This surplus accommodation is spread geographically across the United Kingdom and totals approximately 450,000 square feet.

        In the United States, Prudential owns Jackson's executive and principal administrative office located in Michigan. Prudential also leases premises in Michigan, Colorado, California, Illinois, New York, New Jersey, Georgia, Florida, Wisconsin, Texas, Massachusetts, Connecticut, New Hampshire, Pennsylvania, Virginia, Indiana and North Dakota for certain of its operations. Prudential holds 30 operating leases with respect to office space, throughout the United States. In the United States, Prudential owns and leases a total of approximately 866,242 square feet of property.

        In Asia, Prudential owns or leases properties principally in Hong Kong, Singapore, Malaysia, Indonesia, Thailand, Philippines, China (JV), Taiwan, Japan, Vietnam, India (JV) and Korea. Within these countries, Prudential holds one office on a freehold (owned) basis, and 1,781operating leases in respect of office space, totalling approximately 7,600,000 square feet of property. In addition, Prudential is planning to lease approximately 450,000 square feet of additional property in 2008 to support expansion plans throughout the region.

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

        Prudential Assurance Company is currently rated Aa1 (negative outlook) by Moody's, AA+ (stable outlook) by Standard & Poor's, and AA+ (stable outlook) by Fitch. The ratings from Moody's, Standard & Poor's, and Fitch represent the second highest ratings of their respective rating categories.

        Jackson is currently rated A1 (stable outlook) by Moody's, AA (stable outlook) by Standard & Poor's and AA (stable outlook) by Fitch. The ratings from Moody's represent the fifth highest rating category and the ratings from Standard & Poor's and Fitch represent the third highest rating category respectively.

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

        In the regional mutual fund market, in terms of market presence and position, Prudential ranks alongside leading international participants such as Templeton and Fidelity.

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

Intellectual Property

        Prudential does not operate in the United States under the Prudential name and there have been long-standing arrangements between it and Prudential Financial, Inc. and its subsidiary, the Prudential insurance Company of America, relating to their respective uses of the Prudential name. Prudential and Prudential Financial, Inc. entered into a new trade mark co-existence agreement in 2004, under which it was agreed the Prudential Financial Inc would have the right to use the Prudential name in the Americas and certain parts of the Caribbean, Japan, Korea and Taiwan and Prudential would have the right to use the name everywhere else in the world although third parties have rights to name in certain countries.

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

Jackson

        Jackson is involved as a defendant in class action litigation substantially similar to class action litigation pending against many life insurance companies that allege misconduct in the sale and administration of insurance products. Jackson generally accrues a liability for legal contingencies with respect to pending litigation once management determines that the contingency is probable and estimable. Accordingly, Jackson on April 30, 2008 had recorded an accrual of $35.0 million for class action litigation. Management, based on developments to date, believes that the ultimate disposition of the litigation is not likely to have a material impact on Jackson's financial condition or results of operations.

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

SUPERVISION AND REGULATION OF PRUDENTIAL

        Prudential's principal insurance and investment operations are in the United Kingdom, the United States and Asia. Accordingly, it is subject to applicable United Kingdom, United States and Asian insurance and other financial services regulation which is discussed below.

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

        The ARROW framework, supported by a 'close and continuous' relationship, is the core of the FSA's risk-based approach to regulation. Using this process, the FSA will consider the particular risks a firm might pose to its statutory objectives by assessing the impact and probability of particular risks materializing.

Overview of 2000 Act Regulatory Regime

Single Regulator

        The FSA is the single regulator for all authorized persons with respect to regulated activities in the financial services sector. In this regard, the FSA is authorized to make rules and issue guidance in relation to a wide sphere of activity encompassing the governance of a firm, the way it conducts its business and the prudential supervision of firms.

Permission to carry on "Regulated Activities"

        Under the 2000 Act, no person may carry on or purport to carry on a regulated activity by way of business in the United Kingdom unless he is an authorized person or is an exempt person. A firm which is authorized by the FSA to carry on regulated activities becomes an authorized person for the purposes of the 2000 Act. "Regulated activities" are currently prescribed in the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001 (as amended) and include insurance and investment business, as well as certain other activities such as establishing, operating and winding up stakeholder pension schemes, the mediation of general insurance and certain mortgage mediation and lending activities.

Authorization Procedure

        In granting an application for authorization by a firm, the FSA may delineate the scope of, and include such restrictions on, the grant of permission as it deems appropriate. In granting or varying the terms of a firm's permissions, the FSA must ensure that the firm meets certain threshold conditions, which, among other things, require the firm to have adequate resources for the carrying on of its business, and to be a fit and proper person, having regard to all the circumstances.

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

        The FSA has expressed the intention to move away from a detailed rules-based regime in favor of a more principle based approach to regulation, much of which would be directed by the Principles for Businesses mentioned above. While firms may welcome this, they are also likely to face greater uncertainty as what would be deemed to be "compliant' under such a regime and this is a concern in the industry.

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

Regulation Applicable to Prudential's Insurance and Investment Businesses

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

        "Control" for these purposes includes a shareholding of 10% or more in an authorized firm or its parent undertaking. In order to determine whether a person or a group of persons is a "controller" for the purposes of the 2000 Act, the holdings (shares or voting rights) of the person and his "associates", if any, are aggregated. A person will be treated as increasing his control over an authorized firm, and therefore requiring further approval from the FSA, if the level of his shareholding in the authorized firm or, as the case may be, its parent undertaking, increases by any threshold step. The threshold steps occur at 20 per cent, 33 per cent and 50 per cent.

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

        In addition to its ability to apply sanctions for market abuse, the FSA has the power to prosecute criminal offences arising under the 2000 Act and insider dealing under Part V of the Criminal Justice Act 1993 and breaches of money laundering regulations. The FSA has indicated that it is prepared to prosecute more cases in the criminal courts where appropriate.

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

        The FSA updated its Conduct of Business rules on November 1, 2007 in response to the adoption in the EU of the Markets in Financial Instruments Directive ("MiFID"). The new Conduct of Business rules incorporate the requirements of MiFID which relate to investment business, and now place greater reliance on principles and higher-level rules.

        The scope and range of obligations imposed on an authorized firm under the Conduct of Business Rules varies according to the scope of its business and the range of its clients. Generally speaking, however, the obligations imposed on an authorized firm by the Conduct of Business Rules will include the need to classify its clients according to their level of sophistication, provide them with information about the firm, meet certain standards of product disclosure, ensure that promotional material which it produces is clear, fair and not misleading, assess suitability when advising on certain products, manage conflicts of interest, report appropriately to its clients and provide certain protections in relation to client assets.

Treating Customers Fairly

        The FSA's Treating Customers Fairly initiative ("TCF") is an important example of its principles-based approach to regulation. This initiative is based upon Principle 6 of the FSA's Principles for Businesses (that a firm must pay due regard to the interests of its customers and treat them fairly). The FSA has defined six outcomes it is seeking from this initiative. These are that:

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

        Although the FSA has, with the exception of rules relating to with-profits policyholders, refrained from making detailed rules on how to comply with TCF, it has published a number of case studies providing an indication of its expectations of authorized firms in the areas of product development, complaint handling, financial promotions and systems and controls. In addition, the FSA set two new deadlines for firms—authorized firms were expected by March 31, 2008 to have appropriate management information or measures in place to test whether or not they are treating their customers fairly; and by December 31, 2008 firms must be able to demonstrate they are consistently treating customers fairly.

Prudential Supervision

        As set out above, in order to maintain authorized status under the 2000 Act, a firm must continue to satisfy the threshold conditions, which, among other things, require the firm to have adequate resources for the carrying on of its business. The FSA has published detailed rules relating to the maintenance of minimum levels of regulatory capital for insurance and investment businesses in the Prudential Standards section of its Handbook.

        The FSA's regulatory capital rules for insurers and investment firms are primarily contained in the FSA's General Prudential Sourcebook, Prudential Sourcebook for Banks, Building Societies and Investment Firms and Prudential Sourcebook for Insurers. Although it has been the intention in recent years of the FSA to move towards a unified prudential regime for firms which it authorizes, the FSA has been obliged to revise this approach and its rules to accommodate developments at an international level, including EU legislation relating to the regulatory capital requirements for investment firms and financial groups.

The Financial Ombudsman Service

        Authorized firms must have appropriate complaints handling procedures. However, once these procedures have been exhausted, qualifying complainants may turn to the Financial Ombudsman Service which is intended to provide speedy, informal and cost effective dispute resolution of complaints made against authorized firms by individuals and small-business customers. The Ombudsman is empowered to order firms to pay fair compensation for loss and damage and may order a firm to take such steps as it determines to be just and appropriate to remedy a complaint.

The Financial Services Compensation Scheme ("FSCS")

        The FSCS is intended to compensate individuals and small businesses for claims against an authorized firm where the authorized firm is unable or unlikely to be able to meet those claims (generally, when it is insolvent or has gone out of business). The scheme is divided into three sub-schemes of banking, insurance and investment business, reflecting the different kinds of business undertaken by authorized firms. The scheme is funded by contributions from industry participants referable to the particular sub-schemes so as to minimize cross-subsidy between authorized persons whose businesses are not similar. In the event of a failure of a market participant, Prudential could be required to make contributions to compensate investors. In November 2007, the FSA confirmed its intention to introduce a new model of funding, under which the first tranche of compensation costs emerging from a particular group of firms is borne by that group alone, while costs above a specified threshold are shared out more widely. The new FSCS funding model came into force on April 1, 2008.

Regulation of Insurance Business

        Effecting and carrying out contracts of insurance as principal are regulated activities for the purposes of the 2000 Act, and the carrying on of such regulated activities is referred to as insurance business. Some of Prudential's subsidiaries, including The Prudential Assurance Company Limited, Prudential Annuities Limited, Prudential Retirement Income Limited, Prudential Pensions Limited, Prudential Holborn Life Limited and Prudential (AN) Limited carry on insurance business in the United Kingdom with the permission of the FSA and are regulated by the FSA under the 2000 Act.

Conduct of business requirements for insurance business

        The Conduct of Business rules issued by the FSA apply differing requirements to the sale of general and long term insurance contracts. Authorized firms which advise and sell to private customers packaged products such as life insurance policies are subject to detailed conduct of business obligations relating to product disclosure, assessment of suitability, the range and scope of the advice which the firm provides, and fee and remuneration arrangements.

        The FSA launched a Retail Distribution Review in 2006 with the specific aim of improving the retail investment market. In June 2007 it set out its initial proposals on how to address the causes of problems which emerge in this market. There are expected to be further consultations and developments to improve the efficiency of the distribution of retail investment products.

Capital rules for insurers

        The FSA's rules which govern the prudential regulation of insurers are found in the Prudential Sourcebook for Insurers, the General Prudential Sourcebook and the Interim Prudential Sourcebook for Insurers. Overall, the requirements of the General Prudential Sourcebook are intended to align the capital adequacy requirements for insurance businesses more closely with those of banking and investment firms and building societies, for example, by addressing tiers of capital, rather than looking at net admissible assets.

        The FSA's rules now require an insurer to prepare and submit to the FSA its own assessment of its capital requirements, known as an individual capital assessment ("ICA"), based on the risks it faces. The FSA will use the ICA in order to form its own view of a firm's capital requirements and if it disagrees with the ICA it will issue individual capital guidance ("ICG") which it can impose as a requirement.

        The rules also require that insurance companies maintain assets sufficient to meet the relevant capital requirement at all times in respect of both any long-term insurance and general insurance undertaken by the insurance company, the calculation of which requirement in any particular case being dependent on the type and amount of insurance business a company writes. The method of calculation of the capital requirement is set out in the General Prudential Sourcebook and the level of an insurer's capital resources is also determined in accordance with the rules set out in that Sourcebook. Failure to maintain the required capital resources requirement is one of the grounds on which wide powers of intervention conferred upon the FSA may be exercised.

        Under the rules in the General Prudential Sourcebook, an insurer must hold capital resources equal at least to the Minimum Capital Requirement (the "MCR"). Insurers with with-profits liabilities of more than £500 million must hold capital equal to the higher of MCR and the Enhanced Capital Requirement (the "ECR"). The ECR is intended to provide a more risk responsive and "realistic" measure of a with-profits insurer's capital requirements, whereas the MCR is broadly speaking equivalent to the previous required minimum margin under the Interim Prudential Sourcebook for Insurers and satisfies the minimum EU standards.

        Determination of the ECR involves the comparison of two separate measurements of the firm's financial resources requirements, which the FSA refers to as the "twin peaks" approach. The term twin peaks is meant to reflect the fact that capital is determined by reference to the higher of the two bases for calculating liabilities (regulatory or realistic). The regulatory basis reflects strict contractual liabilities whereas the realistic one includes more discretionary but expected benefits, including those required to treat customers fairly.

        Long-term business assets and liabilities—those assets and liabilities relating to, broadly, life and health insurance policies—must be segregated from the assets and liabilities attributable to non-life insurance business or to shareholders. Separate accounting and other records must be maintained and a separate fund must be established to hold all receipts of long-term business.

        The extent to which long-term fund assets may be used for purposes other than long-term business is restricted by the rules in the Prudential Sourcebook for Insurers. Only the "established surplus"—the excess of assets over liabilities in the long-term fund, as determined by an actuarial investigation—may be transferred so as to be available for other purposes. Restrictions also apply to the payment of dividends by the insurance company, as described below. The rules in the Prudential Sourcebook for Insurers require, in addition to the capital requirements referred to below, the maintenance of sufficient assets in the separate long term insurance fund to cover the actuarially determined value of the insurance liabilities.

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

        The actuary performing the "with-profits actuary function" must advise the firm's management, at the level of seniority that is reasonably appropriate, on key aspects of the discretion to be exercised affecting those classes of the with-profits business of the firm in respect of which he has been appointed. He must also, at least once a year report to the firm's governing body on key aspects (including those aspects of the firm's application of its Principles and Practices of Financial Management ("PPFM") on which the advice described has been given) of the discretion exercised in respect of the period covered by his report affecting those classes of with-profits business of the firm.

Distribution of Profits and With-profits Business

        The Interim Prudential Sourcebook for Insurers provides that, once an allocation of surplus in a with-profits fund has been made to policyholders, no transfer of assets representing any part of a subsequent surplus can be made, to shareholders or otherwise, unless either the "relevant minimum" (as defined in the Interim Prudential Sourcebook for Insurers) of the surplus has been allocated to policyholders or a statutory notification procedure has been followed. Calculation of the relevant minimum is based upon the percentage of the relevant surplus previously allocated to eligible policyholders.

        There has been considerable public debate regarding the rights and legitimate expectations of with-profits policyholders to assets forming part of an insurance company's surplus, particularly where such assets do not derive from the payment of current policyholders' premiums but are rather "inherited" from previous generations of policyholders or from other entities. In December 2007 the FSA published guidance on the reattribution of a firm's inherited estate. The Treasury Committee of the House of Commons announced in February 2008 an inquiry into the inherited estate held by life assurance companies' with-profits endowment funds.

        The FSA has also mandated that firms carrying on with-profits business must:

  •
  define and make publicly available the PPFM applied in their management of with-profits funds,

  •
  ensure their governance arrangements offer assurance that they have managed their funds in line with the PPFM they have established and published,

  •
  produce annual reports for with-profits policyholders on how they have complied with this obligation, including how they have addressed any competing or conflicting rights, interests or expectations of policyholders and, if applicable, shareholders,

  •
  comply with (i) modified regulatory reporting requirements designed to achieve the FSA's objective of making directors and senior management more explicitly responsible for setting up technical provisions and other decisions taken on actuarial advice and (ii) new audit requirements for liabilities, and

  •
  comply with consequential changes to certification in the insurance returns.

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

Reporting Requirements

        The main financial reporting rules for insurers are contained in the Interim Prudential Sourcebook for Insurers. Insurance companies must file a number of items with the FSA, including their audited annual accounts and balance sheets and life insurers annual reports from the actuary performing the actuarial function.

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

        Additionally, in the United Kingdom, all FSA authorized insurance companies, except for pure reinsurers, are subject to the Insurers (Reorganization and Winding-up) Regulations 2004, which came into force in February 2004.

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

EU Directives on groups

        Prudential is subject to the capital adequacy requirements of the Insurance Groups Directive ("IGD") as implemented in the FSA's rules. The IGD pertains to groups whose activities are primarily concentrated in the insurance sector, and applies for Prudential from December 2007, following the sale of Egg Banking during 2007. Prior to this, Prudential was required to meet the requirements of the Financial Conglomerates Directive ("FCD") as implemented in the FSA rules, as Prudential was classified as an insurance conglomerate.

        Prudential's move during 2007 from being treated as an insurance conglomerate to being treated as an insurance group under the FSA rules did not have a significant impact on the Group, as the FSA's prudential requirements pertaining to insurance groups are very similar to those applying to insurance conglomerates.

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

        A key aspect of Solvency II is the focus on a supervisory review at the level of the individual legal entity. Insurers will be encouraged to improve their risk management processes and will be allowed to make use of internal value-at-risk models to calculate capital charges for market risks.

        The European Commission ("EC") published a proposal for a Directive setting out high-level principles on July 10, 2007 and an amended proposal was published on February 26, 2008. These principles will be supplemented by implementing measures that will be adopted by the EC and transposed into national law by EU Member States. These implementing measures are then expected to come into force around 2012.

Other EU Measures

        On November 16, 2005, the Council and the European Parliament adopted Directive 2005/68/EC on reinsurance (the "Reinsurance Directive"), which Member States were obliged to transpose into national law by December 10, 2007. The Reinsurance Directive requires all reinsurance undertakings to seek authorization in their home Member State. Once they have obtained authorization, they will be free to conduct business in other EEA states. In the UK, where reinsurance is already fully regulated, the FSA has made the necessary changes to its rules to implement the Reinsurance Directive.

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

        As noted above, changes to the FSA's Conduct of Business rules came into effect on November 1, 2007 in accordance with the requirements of MiFID.

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

US Supervision of M&G Investment Management

        One of Prudential's UK subsidiaries, M&G Investment Management Limited, is also regulated by the United States' Securities and Exchange Commission so that it can act as investment advisor to a US mutual fund.

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

        Insurance regulatory authorities in the jurisdictions in which Jackson does business require it to file detailed quarterly and annual financial statements, and these authorities have the right to examine its operations and accounts. In addition, Jackson is generally subject to federal and state laws and regulations that affect the conduct of its business. New York and Michigan require their state insurance authorities to conduct an examination of an insurer under their jurisdiction at least once every five years. The New York insurance authorities completed an examination of Jackson National Life of New York in 2007 for the exam period of January 1, 2003 through December 31, 2005. The final report of examination did not include any material findings. Michigan insurance authorities completed a routine examination of Jackson in 2006 for the period January 1, 2001 through December 31, 2004. The final report of examination did not include any material findings.

        Jackson's ability to pay shareholder dividends is limited under Michigan insurance law. The Commissioner of the Michigan Office of Financial and Insurance Regulation (the "Michigan Insurance Commissioner") may limit, or not permit, the payment of shareholder dividends if the Michigan Insurance Commissioner determines that an insurer's surplus, as regards policyholders, is not reasonable in relation to its outstanding liabilities and is not adequate to meet its financial needs as required by Michigan insurance law. Jackson must report any shareholder dividends to the Michigan Insurance Commissioner before they can be paid. In the case of an extraordinary shareholder dividend or distribution, an insurer may not pay the dividend or distribution until 30 days after the Michigan Insurance Commissioner has received notice of the declaration and has not disapproved, or has approved, the payment within that period. For this purpose, an extraordinary dividend or distribution means any dividend or distribution of cash or other property where the fair market value, together with that of other dividends or distributions that an insurer made within the preceding twelve months, exceeds the greater of 10 per cent of the insurer's surplus, as regards policyholders as of December 31 of the immediately preceding year, or the net gain from operations of the insurer, not including realized capital gains, for the prior year. In 2005, 2006 and 2007, Jackson paid shareholder dividends of $410.8 million, $209.10 million, and $246.0 million, respectively. The dividends paid included extraordinary dividends, approved by the Michigan Insurance Commissioner, of $260.8 million in 2005 to fund the purchase of Life of Georgia.

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

Guaranty Associations and Similar Arrangements

        Each of the 50 states of the United States, the District of Columbia and the Commonwealth of Puerto Rico have laws requiring insurance companies doing business within their jurisdictions to participate in various types of guaranty associations or other similar arrangements. These associations and arrangements provide certain levels of protection to policyholders from losses under insurance policies issued by insurance companies that become impaired or insolvent. Typically, these associations levy assessments, up to prescribed limits, on member insurers on a basis that is related to the member insurer's proportionate share of the business in the relevant jurisdiction of all member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Some jurisdictions permit member insurers to recover assessments that they paid through full or partial premium tax offsets, usually over a period of years. Prudential estimated its reserve for future guarantee fund assessments for Jackson to be £8.9 million ($17.7 million) at December 31, 2007. Prudential believes this reserve to be adequate for all anticipated payments for known insolvencies.

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

The National Association of Insurance Commissioners Ratios

        On the basis of statutory financial statements that insurers file with state insurance regulators, the National Association of Insurance Commissioners annually calculates twelve financial ratios to assist state regulators in monitoring the financial condition of insurance companies. A usual range of results for each ratio is used as a benchmark and departure from the usual range on four or more of the ratios can lead to inquiries from individual state insurance departments. In 2007, all of Jackson's ratios fell within the usual range.

Policy and Contract Reserve Sufficiency Analysis

        State insurance laws require life insurance companies to conduct annually an analysis of the sufficiency of its life and annuity reserves. A qualified actuary must submit an opinion that states that the reserves, when considered in the light of the assets that an insurance company holds with respect to such reserves, make good and sufficient provision for the associated contractual obligations and related expenses of the insurance company. If a qualified actuary cannot provide such an opinion, then the insurance company must set up additional reserves by moving funds from surplus. The 2007 opinion has been submitted to the Michigan Office of Financial and Insurance Services without any qualifications.

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

Risk-based Capital

        The National Association of Insurance Commissioners has developed risk-based capital standards for life insurance companies as well as a model act for state legislatures to enact. The model act requires that life insurance companies report on a formula-based, risk-based capital standard that they calculate by applying factors to various asset, premium and reserve items. The formula takes into account the risk characteristics of a company, including asset risk, insurance risk, interest rate risk and business risk. The National Association of Insurance Commissioners designed the formula as an early warning tool to identify potentially inadequately capitalized companies for purposes of initiating regulatory action. The National Association of Insurance Commissioners intended the formula as a regulatory tool only and did not intend it as a means to rank insurers generally. The model act imposes broad confidentiality requirements on those engaged in the insurance business (including insurers, agents, brokers and others) and on state insurance departments as to the use and publication of risk-based capital data.

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

        Effective December 31, 2005, the National Association of Insurance Commissioners implemented new requirements, referred to as C-3 Phase II, for calculating risk based capital in connection with variable annuity products with death and living benefit guarantees. These changes did not have a material effect on Jackson, and at December 31, 2007, the Company's total adjusted capital under the National Association of Insurance Commissioners' definition substantially exceeded Michigan standards.

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

        Jackson National Asset Management, LLC is registered with the SEC as an investment adviser pursuant to the Investment Advisers Act of 1940, as amended ("Investment Advisers Act"). Jackson National Asset Management, LLC is registered as a transfer agent pursuant to the Securities Exchange Act of 1934, as amended ("Securities Exchange Act"). The investment companies (mutual funds) for which Jackson National Asset Management, LLC serves as an investment adviser are subject to SEC registration and regulation pursuant to the Securities Act of 1933, as amended ("Securities Act"), and the Investment Company Act of 1940, as amended ("Investment Company Act"). In addition, each variable annuity and variable life product sponsored by Jackson is subject to SEC registration and regulation pursuant to the Securities Act and the Investment Company Act, and applicable state insurance and securities laws. Each variable annuity and variable life product are organized as separate accounts that are unit investment trusts.

        Curian Capital, LLC is registered with the SEC pursuant to the Investment Advisors Act and is also registered or notice filed in all applicable states.

        Curian Clearing, LLC is registered as a broker-dealer with the SEC pursuant to the Securities Exchange Act, and is registered as a broker-dealer in all applicable states. In addition, Curian

Clearing, LLC is a member firm of the Financial Industry Regulatory Authority (the "FINRA") which was founded in 2007 following the merger of the NASD with the self-regulatory functions of the New York Stock Exchange ("NYSE").

        Jackson National Life Distributors, LLC is registered as a broker-dealer with the SEC pursuant to the Securities Exchange Act, and is registered as a broker-dealer in all applicable states. In addition, Jackson National Life Distributors, LLC is a member firm of the FINRA.

        National Planning Holdings, Inc. ("NPH") owns four retail broker dealers, being SII Investments, Inc., National Planning Corporation, Investment Centers of America, Inc., and IFC Holdings, Inc. (which does business under the name INVEST Financial Corporation). These entities are registered as broker-dealers, investment advisers, and insurance agencies (or affiliated with insurance agencies), and are licensed and qualified to transact business pursuant to their respective registration and/or membership with the SEC, the FINRA, the Municipal Securities Rulemaking Board, applicable state securities and insurance authorities, and all other applicable jurisdictional authorities.

        Prudential also conducts US investment management activities through PPM America, Inc., which is registered with the SEC as an investment adviser or sub-advisor under the Investment Advisers Act. PPM America, Inc. serves as the investment adviser to Jackson and other US, UK and Asian entities affiliated with Prudential, other institutional clients such as CDOs or similar structured vehicles and private investment funds (in which PPM affiliates such as Prudential UK entities and Jackson are investors), US mutual funds and other foreign pooled investment vehicles primarily sponsored by affiliated entities, UK based unit trusts or OEICs, a SICAV and similar vehicles sponsored by affiliates, a model manager program sponsored by an affiliated entity, unaffiliated US and foreign institutional accounts, as well as a limited number of trusts of individuals and their family members. Currently, a limited number of PPM America, Inc.'s clients are unaffiliated or have underlying investors who are unaffiliated institutions, trusts or individuals. The US mutual funds for which PPM America, Inc. serves as investment adviser or sub-adviser are subject to regulation under the Securities Act and the Investment Company Act, and other similar vehicles organized outside of the US may be subject to regulation under applicable local law.

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

        Although no assurances can be given, Jackson believes that none of its contracts are of the type to which the holding in Harris Trust would be applicable. Moreover, the Department of Labor has issued PTE 95-60, which generally exempts external, unaffiliated investment transactions from ERISA's prohibited transaction provisions. If the Harris Trust holding is applied to its contracts, Jackson would be subject to ERISA's fiduciary and prohibited transaction provisions described above.

Financial Services Regulatory and Legislative Issues

        Proposals to change the laws and regulations governing the financial services industry are frequently introduced in the US Congress, in the state legislatures and before the various regulatory agencies. The likelihood and timing of any proposals or legislation and the impact they might have on Jackson and its subsidiaries cannot be determined at this time.

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

        In 2007 legislation was signed into law that will increase the state tax assessed on insurance company premiums. The rate that life insurance companies pay on their premiums under the new law is 1.25%, up from 1.0735%. To offset some of the net increase, the legislature included a credit against compensation paid to workers in Michigan. Annuity premiums were unaffected by the change in law.

        A coalition of national insurance and banking organizations has supported the introduction of US federal legislation that would allow insurance companies to obtain a federal charter as a regulatory alternative to a state charter. A coalition of insurers has been formed that is opposed to the so-called optional federal charter. Prudential cannot predict whether any federal (or state) legislative initiative to change the nature or scope of the regulation of the insurance industry will be enacted into law.

        Federal and state regulators have focused on the mutual fund and variable annuity and insurance product industries including the broker-dealer system. As a result of publicity relating to widespread perceptions of industry abuses, including fraudulent and anticompetitive practices among insurance brokers and mutual funds, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms. It is difficult to predict at this time whether changes resulting from industry investigations and/or new laws and regulations will affect Prudential's insurance or investment management businesses, and, if so, to what degree.

Asian Supervision and Regulation

Regulation of Insurance Business

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

        For Prudential Corporation Asia's more significant insurance operations the details of the regulatory regimes are as follows:

Hong Kong

        The Insurance Companies Ordinance ("ICO") empowers a Commissioner of Insurance to establish an office for the administration of the industry including approvals for a company to conduct insurance business. The Office of the Commissioner of Insurance ("OCI") acts as the supervisory arm.

        The Hong Kong branch of The Prudential Assurance Company Ltd is authorized to carry on both long-term business and general business under a composite license. The branch is also regulated by the Hong Kong Securities and Futures Commission ("SFC") for its operations of Investment Linked products.

        Currently, the government is researching into the possibility of making the OCI an independent governing body.

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

        After many false starts, the government finally lifted all restrictions on insurance product sales by banks in Dec 2007. The biggest impact is expected to be in the health/medical insurance market—about a quarter of the overall individual insurance market—which had previously been closed to sales by banks. PCA Life Japan sees this change as very positive and a potentially large opportunity.

        For the first time in a century, insurance laws under the Commercial Code of Japan are under deliberation as a response to the increasingly diverse needs of today's society. A revised bill is expected to be submitted to the ordinary session of the Diet in 2008. Recent deregulatory measures in the Insurance Business Law and the privatization programme of the Japan Post group companies, which includes a huge life insurance company, have been spurs to competition in the Japanese insurance industry.

Korea

        The Ministry of Finance and Economy of Korea set the insurance law after consultation with the Financial Supervisory Commission ("FSC"). The FSC's responsibilities include regulation of the insurance industry but it delegates to the Financial Supervisory Services ("FSS") work such as supervision, examination and direct contact with insurance companies. The detailed rules under the supervisory regulation are prepared by FSS. PCA Life Korea is licensed by and registered with the FSC as a life insurance company. Currently, the country does not permit a company to operate both life and non-life insurance at the same time.

        The Republic of Korea operates a civil law system, with the FSC prescribing many detailed regulations for insurers to comply. In the past, the FSC has also been very interventionist in setting and enforcing rules on the insurance industry. However, the style of regulation has been gradually changing along with the trend of liberalization of financial services. This is most pronounced with the regulator focusing on the deregulation in asset management and product design activities. Furthermore, the FSS is setting an aggressive insurance supervisory agenda that would strengthen supervision while promoting deregulation. The regulator is moving towards risk-based supervision focusing on various risks of insurers' operations. As part of the shift to risk-based supervision, the FSS is building up the Risk Assessment and Application System ("RAAS") to assess insurers' risks as well as to support the development of the Risk-Based Capital solvency requirement.

        Both the Insurance Law and Insurance Regulations are silent on the entity's responsibilities for the suitability of products. There is no explicit requirement for an insurer to consider the suitability of the product for the potential customer. Nevertheless, the FSS does operate a Consultation Team and a Dispute Settlement Office in the Customer Protection Centre to resolve and prevent customer complaints and disputes relating to insurance companies.

        Korea currently allows many different forms of channels for distributing life insurance products including brokers, agents, telemarketing, direct mailing, bancassurance and mass media television selling. After allowing insurers to sell savings-type insurance policies, such as annuities, through banks in August 2003, the government planned to allow banks to sell a wider array of policies beginning in April 2008. However, following strong opposition from insurers, the government has suspended the implementation of this plan. Consequently there is now a difference of opinion in South Korea between insurers and banks over the expansion of bancassurance.

        The Financial Supervisory Commission was renamed the Financial Services Commission in 2008 in an effort to reform the FSC with the objective of enhancing efficiency and making it more responsive. As part of the change, some of the finance ministry's policy-making powers were transferred to the new FSC. A new Chairman of the Commission, Jun Kwang-woo, was also chosen to head the regulator. Immediately after taking office, Jun told the industry that a wide range of de-regulation initiatives were being considered. His comment was consistent with the newly elected President Lee on his plan to reduce the number of business-related rules and regulations in an effort to attract greater inflow of foreign investment.

Taiwan

        The Financial Supervisory Commission ("FSC") is responsible for regulating the entire financial services sector. The FSC's responsibilities include supervision, examination and investigation. The Insurance Bureau ("IB") of the FSC is responsible for the insurance sector. Currently, a composite licenses to sell both life and non-life insurance are not granted and PCA Life Taiwan is licensed for life insurance business only.

        Taiwanese laws are based on a civil code model and each competent authority is given powers to develop and issue regulation on specific topics or issues. Many of the current insurance regulations were revised in 2001 when the new risk-based requirement was introduced. Similar to many Asian countries, the provisions of insurance regulations tend to be prescriptive.

        In 2005, FSC introduced new regulations related to internal control and risk management. The regulation assigned to the Board of Directors the ultimate responsibility for internal control systems and insurers were required to maintain and satisfy specific documentation and reporting requirements related to the area.

        FSC promulgated the guidance notes related to foreign currency denominated traditional life business. Insurers must satisfy several requirements related to disciplinary performance, risk-based capital, risk management controls, and complaints efficiency in order to qualify. At this stage, only life insurance and annuity products denominated in US dollars are permitted. Prior approval from the Central Bank and IB will be required and the underlying foreign portfolio is also subject to the 45% foreign investment limit as per the Insurance Act.

        Generally, the Insurance Law and Regulations focus mainly on administrative supervision of insurance operations rather than conduct of business. An exception is the regulations introduced in 2004 for investment-linked insurance, where specific requirements such as the obligation by insurers to disclose to prospective customer the costs of the product and the risks involved were introduced. In addition, a new proposal is currently being drafted by a working group of the Life Insurance Association ("LIA"). It is a proposal related to the "Self-Discipline Regulations on Sales of Investment Type Products ("ITP"). The proposal will require insurers to set up "Know Your Customers" operating principles and to perform needs analysis in identifying risk appetite and financial objectives of policy applicants. Other requirements would include establishing risk classes for structured notes products, sample testing of new business to determine appropriateness of sales process and policy suitability, and conducting regular inspection to avoid the use of inappropriate sale materials.

China

        The body responsible for regulation of the insurance sector is the China Insurance Regulatory Commission ("CIRC") established in 1998. CIRC reports directly to the State Council. The main laws and regulations that govern the CITIC-Prudential joint venture in China are the Insurance Law of the People's Republic of China (enacted in 1995) and the Regulation on the Administration of Foreign-funded Insurance Companies (enacted in 2001).

        CIRC is authorized to conduct administration, supervision and regulation of the Chinese insurance market, and to ensure that the insurance industry operates in a stable manner in compliance with the law. It drafts relevant laws and regulations regarding insurance supervision, examines and approves the establishment of insurance companies and their branches and supervises market conduct. CIRC has local offices in all the provinces and selected direct administrative cities and regions across the country. One of the key responsibilities of the local offices is to set and administer implementation rules and guidelines in the application of the laws and regulations introduced by CIRC. The local offices will also regulate many aspects of the insurance companies' activities within the locations for which they are responsible, including but not limited to business, sales and agent conducts, sales licensing practices, approving new sales offices and assessing minor administrative penalties.

        CIRC has focused specific attention on the area of risk prevention. Accordingly, it has identified five lines of defense against risks, namely internal management and control systems, supervision of solvency adequacy, on-site inspection, fund management regulation and insurance security fund. These are expected to form the basis of an ongoing programme of regulatory development.

        During 2006 and 2007, CIRC introduced additional rules and guidelines in an effort to strengthen the areas of internal management and control systems, as well as corporate governance related matters. New requirements include the filing of an annual internal control report, setting up of risk management and compliance functions, and the need to qualify and obtain approval for the appointment of Directors and selected management personnel.

        China promulgated a new Anti-Money Laundering ("AML") Law applicable to all financial institutions in November 2006. The People's Bank of China ("PBOC") was entrusted with the responsibility and authority for regulating all AML activities in China. PBOC also introduced several additional AML measures between Nov 06 to Jun 07 to provide specific rules and guidelines in the application of the AML Law. The areas covered would include customer identification, reporting of large volume and other suspicious transactions, record keeping and reporting of suspicious transactions involving terrorism financing.

India

        Insurance is subject to federal regulation in India. The primary legislation is the Insurance Act, 1938, and the Insurance Regulatory & Development Authority Act, 1999. The Insurance Regulatory & Development Authority ("IRDA") is the key regulator for Prudential Indian JV, ICICI Prudential Life Assurance.

        The IRDA's duties include issue of certificates of registration to insurance companies, and it has a mandate to protect the interests of the policy holders. Regulatory direction is currently focusing on consumer disclosure and sales practices. A number of regulations also encourage the sale of insurance to customers in rural parts of India.

Singapore

        The Monetary Authority of Singapore ("MAS") is responsible for insurance company regulation and supervision. In order to sell insurance in Singapore, companies need to be licensed by the MAS. Prudential Assurance Company Singapore is registered and licensed to manufacture and sell both life and general insurance business.

        The MAS also has responsibility for supervising compliance with anti-money laundering ("AML") provisions, though suspicious transactions must be notified to the Commercial Affairs Department, an enforcement agency of the Singapore Police Force. In 2007, new regulations were introduced to further strengthen the AML requirements.

        Another relevant regulatory authority for the business is the Central Provident Fund ("CPF") Board. The CPF is a social security savings scheme jointly supported by employees, employers and the Government. CPF members are employees and self-employed persons in Singapore with the CPF Board acting as the trustee. The CPF Board regulates the life insurers in the operation of various CPF schemes including the CPF Investment Scheme where CPF monies are used by policyholders to purchase insurance policies such as annuities and investment-linked policies.

        The MAS is empowered under the Insurance Act to make regulations for the sector and it also issues Notices, Circulars and Guidelines. In practice, MAS and CPF Board have very detailed legislation frameworks to govern the insurance companies and the distribution of insurance products in Singapore. Despite the detailed requirements, an examination of the Notices suggests MAS in many respects do in fact focus on outcomes rather than processes.

        The RBC framework was introduced in recent years to better reflect the relevant risks being faced by insurance companies. The framework introduces changes in the valuation methodology for assets and liabilities, fine-tunes the operations of life insurance funds, establishes new capital requirement rules, updates the role of actuaries, and introduces a new set of statutory reporting standards. An insurer has to notify the MAS when it has failed or is likely to fail to comply with the mandated RBC indicators or when a financial resources warning event has occurred or is likely to occur.

        MAS have also issued Notices that covers the market conduct standards for life insurers including such areas as appointing and training Representatives, maximum tier in agency structure, loans and advances, disciplinary action, disclosure, sales process and replacement of life polices. In addition, the MAS have recently published a consultation paper entitled "Guidelines on Fair Dealing—Board and Senior Management Responsibility for delivering Fair Dealing Outcomes to Consumers". The proposed approach is similar to that of the UK FSA Treating Customers Fairly (TCF) Principle.

Malaysia

        In Malaysia, Bank Negara ("BN") is the regulatory body responsible for supervising and regulating the conduct of financial services including insurance business. All insurance companies must be licensed with the Ministry of Finance. In addition, they are required to be a member of the Life Insurance Association of Malaysia and/or Persatuan Insurans Am Malaysia (for general insurers). Prudential Assurance Malaysia Berhad has a license for both life and general insurance business.

        Although BN is committed to migration towards a "disclosure-based" regime, there are still "prescriptive" requirements from the past which remain. For example, pre-approval from the bank is required for some actions which in the UK are matters for management decision. These include such matters as opening new branches, entering into outsourcing contracts, and introducing new annuity certain and investment-linked products.

        With the objective of promoting greater transparency in the sale of insurance products, BN has issued guidelines on the minimum disclosure requirements to be observed by insurers and their intermediaries in their interaction with prospective policy owners. The guidelines specify the minimum information that must be disclosed to a prospective policy owner at the point of sale to enable them to make informed decisions, which includes, details of types of cover offered, benefits, restrictions, and exclusions of the policy as well as any significant conditions, warranties and obligations which the policy owner must meet.

        BN has formulated a framework on proper advice practices for life insurance business to ensure that intermediaries make greater effort to effectively evaluate the insurance requirements of consumers. The guidelines under the framework set the minimum standards for proper advice as well as structured process for selling life insurance products. They also require the intermediaries to obtain sufficient information on prospective policy owners before rendering appropriate advice on the suitability of a particular insurance product.

        In an effort to further reform the regulation on insurers and better reflect the risks being faced by each entity, the risk-based capital framework is to be implemented by no later than January 1, 2009.

Indonesia

        The insurance industry is regulated by the Insurance Bureau of the Ministry of Finance. Prudential Life Assurance is duly authorized for insurance business.

        The local Life Insurance Association ("AAJI") acts as a conduit between insurers and the MOF in terms of the development of new regulations.

Takaful

        In addition to gaining the first overseas insurer's Takaful License in Malaysia (a Prudential joint venture with Bank Simpanan Nasional known as Prudential BSN Takaful Berhad), Prudential is also launching a Takaful insurance business in Saudi Arabia later this year. Sheriah compliant products are now also being sold in Indonesia.

Others

        Prudential also have life insurance operations in the Philippines—Pru Life Insurance Corporation of UK regulated by the Insurance Commission; Vietnam—Prudential Vietnam Assurance Private Limited regulated by the Ministry of Finance; Thailand—Prudential Life Assurance (Thailand) Public Company Limited regulated by the Office of Insurance Commissioner. In late 2007 Prudential also opened a separate consumer finance business in Vietnam authorized by the State Bank of Vietnam.

Regulation of Funds Business

        Prudential conducts its fund business through subsidiaries or joint ventures in the following countries in Asia: The People's Republic of China, Dubai (Dubai International Financial Centre), Hong Kong Special Administrative Region, Republic of India, Japan, Republic of Korea, Malaysia, Republic of Singapore, Taiwan, Republic of China and Socialist Republic of Vietnam. All operations are authorized and licensed by the relevant authorities.

Hong Kong

        Prudential Asset Management (Hong Kong) Limited ("PAMHK"), incorporated in Hong Kong, is an ultimately wholly owned subsidiary of Prudential plc. PAMHK is licensed with the Hong Kong Securities and Futures Commission ("HKSFC"), a Hong Kong regulator and is authorized to carry out Type 1 (Dealing in Securities), Type 4 (Advising on Securities) and Type 9 (Asset Management) regulated activities in Hong Kong.

        BOCI-Prudential Asset Management Limited ("BOCIP"), incorporated in Hong Kong, is a joint venture between Prudential and BOCI Asset Management Limited. BOCIP is licensed with the HKSFC, and is authorized to carry out Type 1, Type 4, Type 5 (Advising on Futures Contracts), Type 6 (Advising on Corporate Finance) and Type 9 regulated activities in Hong Kong. BOCIP offers a comprehensive range of investment products, including Hong Kong Mandatory Provident Fund ("MPF") scheme, pension funds, retail unit trusts, institutional mandates and other advisory funds. It also offers private investors and institutional clients investment portfolios and charity fund management services. As one of the pioneers in the asset management industry in Hong Kong, BOCIP launched a series of capital guaranteed funds linked to various underlying indices or basket of stocks with varying currencies and maturities.

        Securities and Futures Ordinance ("SFO") and other subsidiary legislations are the laws in Hong Kong relating to financial services which govern the fund management companies. HKSFC is the statutory body responsible for the administration of this Ordinance and these related subsidiary legislations and rules.

Recent regulatory trends

        On January 31, 2008, HKSFC issued a consultation paper to the public on pre-vetting of funds notice and advertisements to the retail public. HKSFC is proposing to remove the current pre-approval requirement and replace it with a post filing to HKSFC instead. Consultation ended on February 29, 2008 and HKSFC will soon publish the consultation results along with its final proposal on this subject.

Japan

        PCA Asset Management Limited ("PCA AM") is registered with the Financial Services Agency to provide Second Financial Instrument business, Investment Management business and Investment Advisor & Agency business.

        Under the registration of Second Financial Instrument business, PCA AM extends solicitation to investors while maintaining no account specifically due to no direct sales channel to be facilitated upon Business and Service Documents revised upon Financial Instruments & Exchange Law (FIEL).

Recent regulatory trends

        The new Financial Instruments and Exchange Law ("FIEL"), effective from September 30, 2007 has established a cross-sectional legislative framework for user protection covering a wide range of financial products, enhanced disclosure requirements, and ensuring appropriate management of self-regulatory operations by exchanges and strict countermeasures against unfair trading.

        The new law requires the description of sales materials to indicate specific risks related to each product in order for any investors to duly understand the feature/risk of our funds and internal rules to be reviewed.

Korea

        Prudential conducts fund business in Korea through an indirect, wholly-owned subsidiary, PCA Investment Trust Management Co. Ltd ("PCA Investment Trust").

        The bodies responsible for the regulation of an Asset Management Company ("AMC"), Investment Advisory Company ("IAC") or Discretionary Investment Company ("DIC") are the Ministry of Strategy and Finance ("MOSF"), the Financial Services Commission ("FSC") and its executive arm, the Financial Supervisory Service ("FSS").

        Traditionally, the FSC in Korea operates in a prescriptive way, with a significant amount of detailed regulation that AMCs must comply with. In recent years, the style of regulation of the indirect investment industry has been changing in line with the trend towards liberalization of financial services. In particular, the regulator is focusing on deregulation in asset management and product design activities and shifting towards a principles-based regulatory regime.

Recent regulatory trends

        The proposed Capital Market Consolidation Act is expected to be effective from February 2009. Under the proposed law, there is allowance for operations to expand into other business activities creating further opportunities and competition within the asset management industry. To ensure fair competition, the same level of regulations would apply to the same business category.

        It is also proposed that stricter internal control measures be required for conducting multiple businesses to avoid conflicts of interests and that heightened investor protection measures such as stricter liability for mis-selling and tighter disclosure requirements be introduced.

Taiwan

        The body responsible for regulation of the Securities Investment Trust Enterprise ("SITE"), Securities Investment Consulting Enterprise ("SICE"), and Discretionary investment business is the Securities and Futures Bureau ("SFB") under the Financial Supervisory Commission ("FSC").

        PCA Securities Investment Trust Co., Ltd is registered as a SITE with the FSC. It is compulsory that all SITEs are memberships of the self-regulatory organization ("SRO") in Taiwan—Securities Investment

Trust and Consulting Association ("SITCA"). SITE and SICE may not commence business without being admitted to membership in the Association.

        SFB is the first line of supervisory body responsible for declaration of laws, regulations and policies. The missions of the SRO are to support the regulatory and administrative operations entrusted by the SFB, including adopting self-regulatory rules and overseeing self-regulation by its members, establishing membership disciplinary framework, and carrying out matters that SFB has authorized it to handle such as previewing product filing document before submission for SFB's final review. The SRO also acts as liaison between the SFB and its members for matters of business development.

China

        CITIC-Prudential Fund Management Company Limited, a joint venture between Prudential and CITIC Group (China International Trust and Investment Corporation), is regulated by the China Securities Regulatory Commission ("CSRC"). The CSRC supervises the establishment of fund management companies ("FMCs") and the launch of securities investment funds.

        The legislative framework of China's fund industry comprises the China Securities Investment Funds Law (the "Fund Law") and a set of ancillary regulations (the "Fund Regulations"). While the Fund Law and Fund Regulations spell out the rules and requirements which must be adhered to by all FMCs, the supervisory approach of CSRC, to a certain extent, is also principles-based. The Chinese authorities aim to protect the legitimate rights and interests of the investors and other relevant parties, and thereby to promote the healthy development of securities investment funds and securities markets.

Recent regulatory trends

        In late 2007, the CSRC has imposed a new requirement that all fund distributors are requested to have fund suitability policies and procedures. The CSRC has also issued a Fund Distributor Internal Control Guidelines, by which all fund distributors are requested to implement internal controls and process in accordance with the Guidelines

        The CSRC also implemented a new regulation in January 2008 where fund management companies that meet the CSRC qualification requirements may apply for a license to provide discretionary asset management services to their clients.

India

        ICICI Prudential Asset Management Company Limited, a joint venture between Prudential and ICICI Bank, is approved by Securities and Exchange Board of India ("SEBI") under SEBI (Mutual Funds) Regulations, 1996 to act as Investment Manager of ICICI Prudential Mutual Fund (the "Fund"). The Fund was set up as a Trust sponsored by Prudential plc (through its wholly owned subsidiary namely Prudential Corporation Holdings Ltd) and ICICI Bank Ltd. ICICI Prudential Trust Limited (the "Trust Company"), a company incorporated under the Companies Act, 1956, is the Trustee to the Fund.

        Mutual funds in India are regulated by the SEBI (Mutual Funds) Regulations, 1996, and circulars / guidelines issued under these regulations, the Indian Trusts Act, 1882 and relevant provisions of the Companies Act, 1956.

        As specified by the Indian Trusts Act, 1882 and reiterated by the SEBI regulations, all mutual funds are required to be in the form of trusts. The trustee functions are carried out by separately established trust companies or boards of trustees. In all cases, the trust deed must be approved by SEBI.

        ICICI Prudential Asset Management Company Limited has obtained registration from SEBI to act as a Portfolio Manager under SEBI (Portfolio Managers) Regulations, 1993.

Recent regulatory trends

        SEBI has prescribed that no entry load shall be charged for direct applications received by any AMC with effect from January 4, 2008. Direct applications are applications received through the internet or submitted to an AMC, collection centre, or Investor Service Centre that are not routed through any distributor, agent or broker, for the fresh investments or additional purchases under the same folio or switch-in to a scheme from other schemes.

        SEBI removed the provision regarding the charging of initial issue expenses and amortization by closed ended schemes. All mutual fund schemes are required to meet the sales, marketing and other such expenses connected with sales and distribution of schemes from the entry load. This new requirement is applicable to all mutual fund schemes launched after January 31, 2008.

        With effect from February 1, 2008, SEBI has made it mandatory for any investors investing Indian Rupees 50,000/- and above in mutual funds to comply with Know Your Client ("KYC") requirements under the Prevention of Money Laundering Act 2002.

Singapore

        Prudential Asset Management (Singapore) Limited ("PAMS"), an indirect wholly owned subsidiary of Prudential plc, holds a Capital Markets Services ("CMS") licence, with respect to the regulated acivities of fund management and dealing in securities as regulated activities, issued by the Monetary Authority of Singapore ("MAS") under the Securities and Futures Act. The MAS' supervisory approach has evolved over the years and is now more risk-focused and disclosure-based than it was previously.

        PAMS is also registered with the Central Provident Fund ("CPF") Board, Singapore, to offer unit trusts included under the CPF Investment Scheme ("CPFIS"). In addition, PAMS is registered with the U.S. Securities & Exchange Commission under the Investment Advisers Act, the Financial Supervisory Commission ("FSC"), Korea and the Securities and Exchange Board of India ("SEBI") under the SEBI (Foreign Institutional Investors) Regulations, 1995.

Recent regulatory trends

        In conjunction with the registration of funds under the CPFIS, all funds are required to comply with a 3% sale charge cap and a the median expense ratio cap by July 1, 2007 and January 1, 2008, respectively.

Malaysia

        Prudential Fund Management Berhad ("PFMB") is part of Prudential plc (United Kingdom). PFMB was incorporated in November 2000 and is a wholly owned subsidiary of a Malaysian resident holding company, which is in turn a subsidiary of the Prudential group of companies.

        PFMB is regulated by the Securities Commission, which supervises the establishment of unit trust funds and asset management products.

        The Securities Commission's Guidelines on Unit Trust Funds stipulates the rules and requirements to be adhered by any person intending to establish a unit trust fund in Malaysia and issue, offer or invite any person to subscribe or purchase units of the unit trust fund. Whilst the rules are principles based, the Securities Commission encourages a disclosure based regime. This provides a healthy environment in promoting unit trust funds and capital markets.

Dubai

        Prudential Asset Management Limited ("PAMD") was incorporated in the Dubai International Financial Centre ("DIFC") in September 2006. PAMD is an indirect wholly owned subsidiary of Prudential plc.

        PAMD is regulated by the Dubai Financial Services Authority ("DFSA"), which is the independent regulator for the DIFC. PAMD holds a licence for Dealing in Investments as Agent, Managing Assets, Arranging Credit or Deals in Investments, Advising on Financial Products or Credit, Arranging Custody, Operating a Collective Investment Fund, Providing Fund Administration and Operating an Islamic Window.

        The supervisory approach of DFSA, is to a large extent, risk based.

Recent regulatory trends

        The DFSA published Consultation Paper No. 52 on December 4, 2007 outlining its proposals to develop its regulatory regime in three key areas: client classification and access; the regime for Collective Investment Funds; and convergence with international regulatory developments. The Consultation Paper sets out proposals for extensive changes to enable the financial services market of the DIFC to progress into its next stage of development. The proposals are expected to be finalized by the second quarter of 2008.

Vietnam

        Prudential Vietnam Fund Management Private Limited Company ("PVN FMC") was established and currently operates under the Business Registration Certificate No. 410400113 issued by the Department of Planning and Investment of Ho Chi Minh City on May 24, 2005 and the License No. 03/UBCK-GPHDQLQ dated May 26, 2005 and Decision No. 459/QD-UBCK dated August 13, 2007 by the State Securities Commission of Vietnam (SSC) for operation in securities investment fund management and securities portfolio management.

        Prudential Vietnam Life Insurance Company is the sole owner of PVN FMC.

        PVN FMC is regulated by the State Securities Commission of Vietnam ("SSC"), which is overseen by Ministry of Finance ("MOF"). Given the mandate to establish and develop the securities markets, the SSC supervises the organization, and operation of securities investment funds and fund management companies.

Recent regulatory trends

        PVN FMC is subject to the Securities Law, which came into effect in early 2007. The Securities Law contemplates two types of domestic securities trading market: The Securities trading center and Stock Exchange.

        On January 17, 2007, the Government issued Decree 14 implementing the Securities Law governing public offerings, listings and the regulation of securities companies, fund management companies and securities investment companies.

        The MOF has also issued a number of other regulations to implement the Securities Law and Decree 14, including Decision 35 on the organization and management of fund management companies; Decision 45 on the establishment and management of securities investment funds; and Circular 38 on publishing information on the securities market.

Item 4A. Unresolved staff comments

        None

Item 5. Operating and Financial Review and Prospects

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis should be read in conjunction with Prudential's consolidated financial statements and the related notes to Prudential's consolidated financial statements included elsewhere in this document. Prudential's consolidated financial statements have been prepared in accordance with IFRS. A summary of the critical accounting policies which have been applied to these statements is set forth in the section below entitled "—Factors Affecting Results of Operations—IFRS Critical Accounting Policies".

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

Introduction

        Prudential is an international retail financial services group with significant operations in Asia, the US and the UK. Prudential's aim is to promote the financial well-being of its customers and their families, with a particular focus on saving for retirement and security in retirement.

        Prudential is structured around four main business units; Prudential Corporation Asia, Jackson, Prudential UK insurance operations and M&G. These are supported by central functions which are responsible for leading Group strategy, cash and capital management, leadership development and succession, reputation management, and other core Group functions.

        Prudential Corporation Asia is the leading European-based life insurer in Asia in terms of market coverage and the number of top five market positions. The Company has life insurance and asset management operations in 13 markets covering China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, the Philippines, Singapore, Taiwan, Thailand, Vietnam and the United Arab Emirates.

        Jackson provides retirement savings and income solutions in the mass and mass-affluent segments of the US market, primarily to retirees and those nearing retirement.

        Prudential UK insurance operations is a leading provider of retirement savings and income solutions and life assurance in the UK and believes it has a unique combination of competitive advantages including its significant longevity experience, multi-asset management capabilities and its brand and financial strength. Prudential provides a range of financial products and services including annuities, corporate pensions, with-profits and unit-linked bonds, savings and investment products, protection, equity release and health insurance products.

        M&G is Prudential's UK and European fund management business and has £167 billion of assets under management as at December 31, 2007 of which £116 billion relates to Prudential's long-term business funds. M&G aims to maximize profitable growth by operating in markets where it has leading position and competitive advantage, including retail fund management, institutional fixed income, pooled life and pension funds, property and private finance.

Factors Affecting Results of Operations

        Prudential's results of operations are affected, to a greater or lesser degree, by a variety of factors, including demographics, general economic and market conditions, government policy and legislation and regulation, as discussed in greater detail below. In addition changes in interest rates and returns from equity, real estate and other investments as well as volatility in these items may affect Prudential's profitability.

        See Item 3, "Key Information—Risk Factors" for more information on risks associated with these and other factors. In addition, changes to the composition of its businesses and the execution of its growth strategy may result in increased variation in profits from year to year.

General Economic and Market Conditions

        Prudential believes that the retail financial services industry is undergoing a transformation as a large segment of the population transitions out of the workforce and into active retirement. Some estimates suggest that, in the US and the UK alone, some £7 trillion of assets could move into the retirement market over the next five years, and there is also a significant and growing retirement opportunity in Asia.

        Not only are these people likely to live longer than previous generations, but their needs are different from their predecessors. In particular, many are looking for a more active lifestyle in retirement, but often underestimate the savings required for this. In addition, there is a move towards greater self-provision as a result of declining governmental support. The increased cost of long term care is also a significant factor, as is the need to protect the value of assets against inflation over longer periods of time.

        Prudential believes that this retirement opportunity will be a significant driver of growth and profitability over the coming years, and that it has a set of assets and capabilities which position it extremely well to capture a large share of that opportunity in its chosen markets. These include its brands, its investment and risk management skills, its product innovation and its powerful distribution networks.

        Particular features for the Group's geographic areas of operations are shown below:

Asia

        Asian households are changing rapidly; they are becoming wealthier, smaller and older with a growing need for financial solutions.

        Asia remains a very attractive region for growth opportunities due to its high levels of economic activity translating into higher levels of personal wealth, greater disposable incomes, a comparatively higher propensity to save and a growing appetite for good quality protection and savings products. Traditionally older people have relied on their children to provide for them, but Prudential believes that within just one generation this will be far less common. Ageing demographics are also beginning to drive increased household savings rates and an emerging need for healthcare and retirement solutions.

        Asian governments have little appetite to increase the provision of state funded retirement benefits and healthcare and are actively encouraging the development of a strong, dynamic private sector to meet people's growing need for financial solutions. The composition of demand and economic activity has been shifting recently towards being more domestically driven and Prudential expects this trend to continue, resulting in less dependence on Western economies. Short term interest rates are expected to continue to rise slowly as central banks balance normalizing economic policy with containing pressure for currencies to appreciate. Long term bond yields are expected to climb from current levels as economic activity broadens and domestic inflation rises. Equity investments will be supported by continued economic growth and the current valuation levels. Overall, it is expected that these factors will continue to encourage investors into long term savings products.

US

        The United States is the largest retirement savings market in the world and is expected to continue to grow significantly over the next 10 years as the post-war generation reaches retirement.

        The combination of increasing life expectancy and decreasing retirement age in the US is expected to lead to an increase in the average time individuals will spend in retirement and a shift from asset accumulation to income distribution in the retirement market. At the same time, the responsibility for providing income during retirement continues to shift away from institutions, such as government and employers, toward individuals. As a result, consumers have a growing need for independent financial advice and increasingly seek guarantees and longevity protections from the financial products they purchase.

        The US life insurance industry remains highly fragmented and competition for market share is intensifying through aggressive pricing. Life insurers find themselves competing with other financial services providers, particularly mutual fund companies and banks, for a share of retirement savings assets in the US.

        Jackson was predominantly a spread-based business until recently, with the majority of its assets invested in fixed income securities. Recently its fee-based business has become more prominent and now represents a significant part of Jackson's business mix.

        In general, Jackson's results are heavily affected by fluctuations in economic and market conditions, especially interest rates, credit conditions and equity markets.

        The profitability of Jackson's spread-based business depends in large part on its ability to manage interest rate spreads, as well as the credit and other risks inherent in its investment portfolio. Prudential designs its US products and manages the investments supporting this business to reduce interest rate sensitivity. This has the effect of moderating the impact on Prudential's results of changes in prevailing interest rates.

        Changes in interest rates either upward or downward, including changes in the difference between the levels of prevailing short-term and long-term rates, can expose Jackson to the risk of not earning anticipated spreads between the rate earned on investments and the rate credited on its policies. For example, if interest rates go up and/or competitors offer higher crediting rates, withdrawals on annuity contracts may increase as policyholders seek higher investment returns elsewhere. In response, Jackson could (1) raise its crediting rates to stem withdrawals, decreasing its spread; (2) sell assets which may have depressed values in a high interest rate environment, creating realized investment losses; or (3) pay out existing cash which would otherwise have earned interest at the higher interest rates. Moreover, to the extent that Jackson holds illiquid private placements and commercial mortgages, there is a risk that it will incur losses if it needs to sell those assets. Conversely, if interest rates decrease, withdrawals from annuity contracts may decrease relative to original expectations, creating more cash than expected to be invested at lower rates. Jackson may have the ability to lower the rates it credits to policyholders as a result, but may be forced to maintain crediting rates for competitive reasons or because there are minimum interest rate guarantees in certain contracts. In either case, the spread earned by Jackson would be lowered.

        The profitability of Jackson's fee-based business depends in large part on its ability to manage equity market risk. As the investment return on the separate account assets is attributed directly to the contract holders, Jackson's profit arises from the fees charged on the contracts, less the expenses incurred, which include the costs of guarantees. In addition to being a profitable book of business in its own right, the variable annuity book also provides an opportunity to utilize the offsetting equity risk among various lines of business to manage Jackson's equity exposure in a cost-effective fashion. Jackson believes that the internal management of equity risk coupled with the utilization of external derivative instruments where necessary, continues to provide a cost effective method of managing equity exposure. Profits in the variable annuity book of business will continue to be subject to the impact of market movements both on sales and allocations to the variable accounts and the effects of the economic hedging programme. While Jackson hedges its risk on an economic basis, the nature and duration of the hedging instruments, which are recorded at fair value through the income statement, will fluctuate and produce some accounting volatility. Jackson continues to believe that, on a long-term economic basis, its equity exposure remains well managed. See Item 11, "Quantitative and Qualitative Disclosures about Market Risk" for a discussion of the management of Prudential's exposure to such market risk.

UK

        With an ageing population and the increasing concentration of wealth, Prudential believes the retirement and near-retirement population will represent the fastest growing segments of the market over the next 10 years.

        Prudential is focusing on the retirement savings and income market in the UK. Over 50 per cent of total assets, including pensions, housing equity and liquid assets, are held by those approaching or in retirement. In addition, wealth is concentrated in the mass affluent and high net worth individuals.

        Additionally, the responsibility for providing income during retirement is continuing to shift away from the government and employers towards the individual. This coupled with low savings and high indebtedness in the UK, increases the risk that individuals will be inadequately provided for during increasingly long periods of retirement. Consequently, there is a growing demand for financial advice and financial products including guarantees and longevity protection.

        In the United Kingdom, where Prudential's with-profits fund invests in debt and other fixed income securities, equity securities and real estate, shareholders' profits under IFRS are strongly related to the bonuses it declares. The most important influences on the bonus rates are the overall rate of return earned on investments and Prudential's expectation of future investment returns. See "—Analysis by Geographic Region—United Kingdom—Basis of Profits", "—With-profits Products" and "—Bonus Rates" below. Prudential's bonus policy and its impact on profitability are addressed in more detail in "IFRS Critical Accounting Policies" below. In addition, the shareholders' profits under IFRS are significantly influenced by the contribution from the growing shareholder backed annuity business. The key factors affecting the profitability of this business are described in note D2 to the consolidated financial statements.

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

IFRS Critical Accounting Policies

        Prudential's discussion and analysis of its financial condition and results of operations are based upon Prudential's audited consolidated financial statements, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (collectively "IFRS"). Were the Group to apply International Financial Reporting Standards as adopted by the European Union as opposed to those issued by the International Accounting Standards Board, no additional adjustments would be required.

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

Investments

Determining the fair value of unquoted investments

        The Group holds certain financial investments which are not quoted on active markets. Their fair values are determined in full or in part by using valuation techniques. If the market for a financial investment of the Group is not active, the Group establishes fair value by using quotations from independent third parties, such as brokers or by using valuation techniques. The fair values of investments valued using a valuation technique at December 31, 2007 was £9,854 million (2006: £8,211 million). Of this amount £5,739 million (2006: £4,503 million) is held by with-profits operations, for which value movements do not affect directly shareholder results, and £4,115 million (2006: £3,708 million) is held by shareholder-backed operations. The valuation techniques include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments.

        The majority of the financial investments valued using valuation techniques were debt securities. The fair value of debt securities valued using valuation techniques at December 31, 2007 was £6,374 million (2006: £6,200 million), of which debt securities with a fair value of £3,511 million (2006: £3,341 million) were held by UK operations with £3,002 million (2006: £2,945 million) of this amount related to securities held by with-profits operations and £509 million (2006: £396 million) related to securities held by the shareholder-backed UK annuity subsidiary PRIL. Debt securities valued using valuation techniques held by the US operations were £2,863 million (2006: £2,859 million).

        These debt securities include private debt securities such as private placements, project finance, asset securitizations and local authority securities. The securities are mainly long-dated and not regularly traded and are valued internally using market standard practices. The majority of the debt securities above are valued using matrix pricing, which is based on assessing credit quality of the underlying borrower to derive a suitable discount rate relative to government securities. Under matrix pricing, the debt securities are priced by taking the credit spreads on comparable quoted public debt securities and applying them to the equivalent debt instruments factoring a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

        For the UK operations, in accordance with the Group's Risk Management Framework, all internally generated calculations are subject to independent assessment by the Group's Fair Value Committees which comprise members who are independent of the fund managers involved in the day-to-day trading in these assets.

        In addition to private debt securities, debt securities of US operations valued using valuation techniques also included securities held by the Piedmont trust entity, an 80 per cent Jackson held static trust formed as a result of a securitization of asset-backed securities in 2003 that are accounted for on an available-for-sale basis. As at December 31, 2007, the fair value of these Piedmont assets valued using valuation techniques was £316 million (2006: £405 million). Significant estimates and judgments are also employed in valuing certain asset-backed and mortgage-backed securities held by the Piedmont trust entity. These valuations may impact reported shareholder profit and loss amounts through the determination of impairment and recovery amounts.

        Whilst management believes that the estimates and assumptions employed in developing the fair value estimates are reasonable and present management's best estimate of such values, a reasonable range of values exists with respect to most assumptions utilized in determining these values. As a result of the potentially significant variability in the estimates of the assumptions used in these models, the range of reasonable estimates of the fair value of these securities is significant.

        Management has obtained broker bids on these Piedmont trust assets that represent the value at which the Group could sell the investments, if forced. These bids are not based on full knowledge and hence analysis of the investments, but represent the best estimate of the worst case decline in market value of these securities. The broker bids for these securities at December 31, 2007 totaled £260 million, a difference of £56 million (2006: £372 million, a difference of £33 million) to the fair value applied.

        The equity securities and other investments, which include, property and other partnerships in investment pools, venture investments and derivative assets, valued using valuation techniques apply less readily observable market factors and more non-observable factors than the matrix pricing technique as used for the majority of the debt securities. In addition to the investments shown above, there are some minor amounts valued using valuation techniques in the Group's Asian operations.

        The total amount of the change in fair value estimation using valuation techniques, including valuation techniques based on assumptions not wholly supported by observable market prices or rates, recognized in the income statement in 2007 was a gain of £101 million (2006: gain of £47 million) for the with-profits fund investments. Changes in values of assets of the with-profits funds are reflected in policyholder liabilities and unallocated surplus. Due to the liability accounting treatment of unallocated surplus, changes in values of securities held by with-profits funds have no direct effect on the profit or loss attributable to shareholders or shareholders' equity.

        The total amount of the change in fair value estimation using valuation techniques, including those based on assumptions not wholly supported by observable market prices or rates, recognized in the income statement in 2007 and which was attributable to shareholders, was a gain of £138 million (2006: gain of £68 million) for the PRIL and US investments.

Determining impairments relating to financial assets

Available-for-sale securities

1.    Information regarding the 2007 and 2006 results

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

        In 2007 Impairment losses recognized on available-for-sale securities amounted to £30 million (2006: £24 million). Of this amount, 14 per cent (2006: 76 per cent) has been recorded on structured asset-backed securities, primarily due to reduced cash flow expectations on such securities that are collateralized by diversified pools of primarily below investment grade securities. 57 per cent (2006: 24 per cent) of the losses related to the impairment of fixed maturity securities of the top five individual corporate issuers, reflecting a deteriorating business outlook of the companies concerned.

        In 2007, the Group realized gross losses on sales of available-for-sale securities of £86 million (2006: £58 million). 46 per cent (2006: 30 per cent) of these losses related to the disposal of fixed maturity securities of six (2006: six) individual issuers, which were disposed of to rebalance the portfolio in the US operations in response to the unstable mortgage lending market in the US.

        The effect of those reasonably likely changes in the key assumptions underlying the estimates that underpin the assessment of whether impairment has taken place depends on the factors described above. A key indicator of whether such impairment may arise in future, and the potential amounts at risk, is the profile of gross unrealized losses for fixed maturity and equity securities accounted for on an available-for-sale basis by reference to the time periods by which the securities have been held continuously in an unrealized loss position and by reference to the maturity date of the securities concerned.

        For 2007, the difference between the carrying value and book cost of equity securities in gross unrealized loss position was nil (2006: £(1) million).

        The following table shows the amounts of gross unrealized losses for fixed maturity securities classified as available-for-sale under IFRS in an unrealized loss position for the time periods indicated as at December 31, 2007 and 2006.

        The unrealized losses in the US insurance operations balance sheet on unimpaired fixed maturity securities classified as available-for-sale under IFRS are (£439) million (2006: £(256) million). This reflects assets with fair market value and book value of £10,291 million and £10,730 million respectively.

        The following table shows some key attributes of the fixed maturity securities that are in an unrealized loss position at December 31, 2007 and 2006.

Fair value of fixed maturity securities as a percentage of book value	Fair value 2007	Unrealized loss 2007	Fair value 2006	Unrealized loss 2006
	£m	£m	£m	£m
Between 90% and 100%	9,370	(274)	10,941	(248)
Between 80% and 90%	784	(122)	61	(8)
Below 80%	137	(43)	—	—

	10,291	(439)	11,002	(256)

        Included within the table above are amounts relating to sub-prime and Alt-A securities of:

Fair value of fixed maturity securities as a percentage of book value	Fair value	Unrealized loss
	£m	£m
Between 90% and 100%	572	(24)
Between 80% and 90%	132	(22)
Below 80%	28	(10)

	732	(56)

        Aged analysis of unrealized losses for the periods indicated:

	2007				2006
	Not rated	Non- investment grade	Investment grade	Total	Not rated	Non- investment grade	Investment grade	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Less than 6 months	(7)	(8)	(52)	(67)	(1)	(1)	(14)	(16)
6 months to 1 year	(10)	(21)	(105)	(136)	(3)	(1)	(10)	(14)
1 year to 2 years	(5)	(2)	(16)	(23)	(24)	(10)	(135)	(169)
2 years to 3 years	(24)	(10)	(140)	(174)	(5)	—	(9)	(14)
3 years to 4 years	(3)	(1)	(5)	(9)	(5)	—	(35)	(40)
4 years to 5 years	(3)	—	(24)	(27)	—	—	—	—
5 years to 6 years	—	—	—	—	(2)	(1)	—	(3)
6 years to 7 years	(1)	(2)	—	(3)	—	—	—	—

	(53)	(44)	(342)	(439)	(40)	(13)	(203)	(256)

        At December 31, 2007, the gross unrealized losses in the balance sheet for the sub-prime and Alt-A securities in an unrealized loss position were £56 million. Sub-prime and Alt-A securities with unrealized losses of £37 million in the balance sheet at December 31, 2007 have been in an unrealized loss position for less than one year with the remaining securities with unrealized losses of £19 million being in an unrealized loss position for more than one year.

        The following table shows the amount of gross unrealized losses for fixed maturity securities classified as available-for-sale under IFRS in an unrealized loss position by maturity date of the securities as at December 31, 2007 and 2006.

	2007	2006
	£m	£m
Less than 1 year	(1)	(1)
1 to 5 years	(54)	(29)
5 to 10 years	(164)	(113)
More than 10 years	(60)	(51)
Mortgage-backed securities and other debt securities	(160)	(62)

Total	(439)	(256)

2.    Information regarding the position as at March 31, 2008

        On April 17, 2008, Prudential published its first quarter 2008 Interim Management Statement with the UK Listing Authority. In light of the unusual prevailing credit market conditions, market participants' potential focus on Jackson's available-for-sale securities, and the changes to the value of such securities since December 31, 2007, this statement included details on the financial position as at March 31, 2008 as follows:

        Jackson's overall credit exposure remains tightly controlled. The exposure is well within Group risk parameters and Jackson continues to manage it proactively. For securities classified as available-for -sale under IAS 39, at March 31, 2008 there was an increase in the net unrealized loss position of £459 million from £136 million at December 31, 2007. This increase reflects exceptional market conditions.

        Jackson remains confident of the quality of its overall portfolio of £19 billion of debt securities. 90 per cent of its gross unrealized loss is on investment grade securities. Of the £257 million of gross unrealized losses on securities with a fair value of less than 80 per cent of book value, only £28 million is on securities which are non-investment grade. In addition, there were no credit defaults in the direct investment portfolio in the quarter and downgrades were immaterial. As stated with Prudential's 2007 results announcement, Jackson holds its debt securities with the intent and ability to hold them for the longer-term.

        Jackson's portfolio of debt securities is managed proactively: 21 credit analysts closely and regularly monitor and report on the credit quality of its holdings. Jackson continues to review its investments on a case-by-case basis to determine whether any decline in fair value represents an other-than-temporary impairment. At March 31, 2008 for all securities for which there was a temporary impairment recorded, management has the ability and intent to hold for the longer-term.

        In the first quarter of 2008, Jackson recorded £24 million of other-than-temporary impairment losses of which £11 million related to Alt-A holdings. This is more than the normalized risk margin charge (RMR) to the Group's supplementary performance reporting measure of operating profits based on longer-term investment returns of £12 million.

        For Jackson's securities classified as available-for-sale under IAS 39, at March 31, 2008 there was a net unrealized loss position of £459 million. This amount comprised £335 million of gross unrealized gains and £794 million of gross unrealized losses on individual securities. Included within the gross unrealized losses is £257 million for securities which are valued at less than 80 per cent of book value. For securities valued at less than 80 per cent of book value, 89 per cent are investment grade. 97 per cent of the securities valued at less than 80 per cent of book value have been at this level for less than 6 months.

        The following notes on Jackson's debt securities were also provided with the April 17, 2008 announcement.

  a
  Movement in the values at March 31, 2008:

	March 31, 2008	Change reflected directly in shareholders' equity	December 31, 2007
	£m	£m	£m
Assets fair value at below book value
Book value	11,345		10,730
Unrealized loss	(794)	(355)	(439)

Fair value (as included in the balance sheet)	10,551		10,291

Assets fair value at or above book value
Book value	7,882		8,041
Unrealized gain	335	32	303

Fair value (as included in the balance sheet)	8,217		8,344

Total
Book value	19,227		18,771
Net unrealized (loss) gain	(459)	(323)	(136)

Fair value (as included in the balance sheet)	18,768		18,635

  b
  Debt securities in an unrealized loss position

        The following table shows the fair value of the fixed maturity securities in a gross unrealized loss position for various percentages of book value:

	Fair value March 31, 2008	Unrealized loss March 31, 2008	Fair value December 31, 2007	Unrealized loss December 31, 2007
	£m	£m	£m	£m
Between 90% and 100%	8,232	(278)	9,370	(274)
Between 80% and 90%	1,601	(259)	784	(122)
Below 80%	718	(257)	137	(43)

	10,551	(794)	10,291	(439)

  c
  Subprime and Alt-A exposures

        As at March 31, 2008 Jackson held £219 million in subprime exposure and £0.6 billion in Alt-A exposure. Alt-A are debt securities backed by collateral consisting of mortgages where the risk profile falls between prime and subprime. This subprime exposure, which is primarily fixed rate with first lien collateral, is all investment grade and 96 per cent AAA rated. The Alt-A exposure is 79 per cent AAA rated. With an average Fair, Isaac & Co ("FICO") credit score of 610-620 Jackson's subprime collateral could be categorized as "near prime" with a score close to a prime score of 660.

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

        The principal holdings of loans and receivables where credit risk was of particular significance were loans and advances to customers held by Egg. Egg was sold in May of 2007 (see note J to the consolidated financial statements).

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

        Accordingly, insurers must perform a product classification exercise across their portfolio of contracts issued to determine the allocation to these various categories. IFRS 4 permits the continued usage of previously applied GAAP for insurance contracts and investment contracts with discretionary participating features. Except for UK regulated with-profits funds, as described below, this basis has been applied by the Group.

        For investment contracts that do not contain discretionary participating features, IAS 39 and, where the contract includes an investment management element, IAS 18, apply measurement principles to assets and liabilities attaching to the contract.

Valuation assumptions

(i) Contracts of with-profits funds

        The Group's insurance contracts and investment contracts with discretionary participating features are primarily with-profits and other protection type policies. For UK regulated with-profits funds, the contract liabilities are valued by reference to the FSA realistic basis. In aggregate this basis has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances.

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

        A detailed explanation of the basis of liability measurement is contained in note D2(e)(ii) to the financial statements. Key elements of the value placed on the liabilities are that:

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

        This lack of sensitivity reflects the with-profits fund structure, basis of distribution, and the application of previous GAAP to the unallocated surplus of with-profits funds as permitted by IFRS 4. Except for unlikely circumstances, where the net assets are insufficient to meet the obligations and capital requirements of the funds, such as those described in note H14, changes in liabilities of these contracts that are caused by altered estimates are absorbed by the unallocated surplus of the with-profits funds with no direct effect on shareholders' equity.

(ii) Other contracts

        Contracts, other than those of with-profits funds, are written in shareholder-backed operations of the Group. The significant shareholder-backed product groupings and the factors that may significantly affect IFRS results due to experience against assumptions or changes of assumptions vary significantly between business units. For some types of business the effect of changes in assumptions may be significant, whilst for others, due to the nature of the product, assumption setting may be of less significance. The nature of the products and the significance of assumptions are discussed in notes D2, D3 and D4 to the consolidated financial statements. From the perspective of shareholder's results, the key sensitivity relates to assumed future investment returns for the Taiwan life operation as described below.

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

        Variable annuity contracts written by Jackson may provide for guaranteed minimum death, income, or withdrawal features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate assumptions. For variable annuity business the key assumption is the expected long-term level of equity market returns which for 2007 and 2006 was 8.4 per cent per annum determined using a mean reversion methodology. Likely changes to this percentage return are not expected to be significant.

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

        The principal non-participating business in the Group's Asian operations, for which changes in estimates and assumptions are important from year to year, is the traditional whole-life business written in Taiwan. The premiums for the in-force business for these contracts have been set by the regulator at different points for the industry as a whole. Premium rates were set to give a guaranteed minimum sum assured on death and a guaranteed surrender value on early surrender based on prevailing interest rates at the time of policy issue. Premium rates also included an allowance for mortality and expenses. The required rates of guarantee have fallen over time as interest rates have reduced from a high of eight per cent to current levels of around two per cent. The current low bond rates in Taiwan gives rise to a negative spread against the majority of these policies. The current cash costs of funding in force negative spread in Taiwan is around £45 million a year.

        The adequacy of the insurance contract liabilities is tested by reference to best estimates of expected investment returns on policy cash flows and reinvested income. The assumed earned rates are used to discount the future cash flows. The assumed earned rates consist of a long-term best estimate determined by consideration of long-term market conditions and rates assumed to be earned in the trending period. For 2007 and 2006, it has been projected that rates of return for Taiwanese bond yields will trend from the then current levels of some 2.5 per cent (2.0 per cent) to 5.5 per cent by December 31, 2013.

        The liability adequacy test results are sensitive to the attainment of the trended rates during the trending period. Based on the current asset mix, margins in other contracts that are used in the assessment of the liability adequacy tests and currently assumed future rates of return, if interest rates were to remain at current levels in 2008 and 2009 and the target date for attainment of the long-term bond yield deferred to December 31, 2015, the premium reserve, net of deferred acquisition costs, would be sufficient. If interest rates were to remain at current levels beyond the end of 2009 with the date of the attainment of the long-term rate further delayed, the margin within the net GAAP reserve will reduce further.

        However, the need to write off deferred acquisition costs or increase the liabilities, and by how much, would be affected by the impact of new business written between December 31, 2007 and the future reporting dates to the extent that the business is taken into account as part of the liability adequacy testing calculations for the portfolio of contracts.

        The adequacy of the liability is also sensitive to the level of the projected long-term rate on bonds. The current long-term assumption of 5.5 per cent has been determined on a prudent best estimate basis by reference to detailed assessments of the financial dynamics of the Taiwanese economy. In the event that the rate applied was altered, the carrying value of the deferred acquisition costs and policyholder liabilities would potentially be affected.

        At December 31, 2007, if the assumed long-term bond yield applied had been reduced by 0.5 per cent from 5.5 per cent to 5.0 per cent and continued to apply the same progression period to December 31, 2013, by assuming bond yields increase from current levels in equal annual installments to the long-term rate, the premium reserve, net of deferred acquisition costs, would have been sufficient. The impact of reducing the long-term rate by a further 0.5 per cent to 4.5 per cent would have been such that the net GAAP reserve would have met the liability adequacy test but with no margin available to cover further deterioration. An additional 0.5 per cent reduction in the assumed long-term rate from 4.5 per cent to 4.0 per cent would lead to a charge of some £200 million.

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

        For the Korean and Japanese life business exposures described above, the results are comparatively unaffected by changes of assumption. The accounts basis value of liabilities for both operations are of a similar order of magnitude to those that apply for the purposes of Group solvency calculations under the IGD.

Deferred acquisition costs

        Significant costs are incurred in connection with acquiring new insurance business. Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are not recognized under the accounting application of the realistic FSA regime, these costs, which vary with, and are primarily related to, the production of new business, are capitalized and amortized against margins in future revenues on the related insurance policies. The recoverability of the asset is measured and the asset is deemed impaired if the projected future margins are less than the carrying value of the asset. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value of the deferred acquisition cost asset will be necessary.

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

        For variable annuity business, as described above, the key assumption is the expected long-term level of equity market returns, which for 2007 and 2006 was 8.4 per cent per annum determined using a mean reversion methodology.

Asian operations

        The key shareholder-backed Asian operation is the Taiwan life business. The sensitivity of the results for this operation, including the potential effect on write-offs of deferred acquisition costs, is significant and is described above. There was no write-off of DAC made in 2007 or 2006.

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

        The economic participation in the surplus or deficits attaching to the main Prudential Staff Pension Scheme ("PSPS") and the smaller Scottish Amicable Pension Scheme ("SAPS") are shared between the PAC WPSF and shareholder operations. The economic interest reflects the source of contributions over the scheme life, which in turn reflects the activity of the members during their employment.

        In the case of PSPS, movements in the apportionment of the surplus or deficit for PSPS between the WPSF and shareholders' funds in 2007 reflect the 70/30 ratio applied to the base deficit position as at December 31, 2005 but with service cost and contributions for ongoing service apportioned by reference to the cost allocation for activity of current employees.

        For SAPS the ratio is estimated to be 50/50 between the WPSF and shareholders' funds.

        The table below shows the sensitivity of the PSPS liabilities of £4,361 million at December 31, 2007 to changes in discount rates, inflation rates and mortality assumptions.

Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 5.9% to 5.7%	Increase scheme liabilities by 3.5%
Discount rate	Increase by 0.2% from 5.9% to 6.1%	Decrease scheme liabilities by 3.4%
Rate of inflation	Decrease by 0.2% from 3.3% to 3.1% with consequent reduction in salary increases	Decrease scheme liabilities by 1.3%
Mortality rates	Reduce rates from 100% of table to 95%	Increase liabilities by 1.2%

Deferred tax

        Deferred tax assets are recognized to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all the available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which the losses can be relieved. The UK taxation regime applies separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets. For the 2007 results and balance sheet position at December 31, 2007, the possible tax benefit of approximately £280 million (2006: £333 million), which may arise from capital losses valued at approximately £1.4 billion (2006: £1.7 billion), is sufficiently uncertain that it has not been recognized. In addition, a potential deferred tax asset of £112 million (2006: £71 million), which may arise from trading losses of approximately £350 million (2006: £245 million), is sufficiently uncertain that it has not been recognized.

Goodwill

        Goodwill impairment testing requires the exercise of judgment by management as to prospective future cash flows.

Other features of IFRS accounting that are of particular significance to an understanding of Prudential's results

        The other features that are of significance relate to the timing of adoption of certain IFRS standards and their consequential impact upon the financial statements; the accounting for UK with-profits funds; and the presentation of certain items in the financial statements.

Insurance contract accounting

        With the exception of certain contracts described in note D1, the Group's life assurance contracts are classified as insurance contracts and investment contracts with discretionary participating features. As permitted by IFRS 4, assets and liabilities of these contracts (see below) are accounted for under previously applied generally accepted financial principles ("GAAP"). Accordingly, except as described below, the modified statutory basis ("MSB") of reporting as set out in the revised Statement of Recommended Practice ("SORP") issued by the Association of British Insurers ("ABI") in November 2003 has been applied.

        The application of previously applied GAAP is of particular relevance to the treatment of the unallocated surplus, overseas operations and product options and guarantees.

        Unallocated surplus represents the excess of assets over policyholder liabilities for the Group's with-profits funds that have yet to be appropriated between policyholders and shareholders. The Group has opted to account for unallocated surplus wholly as a liability with no allocation to equity. This treatment reflects the fact that shareholders' participation in the cost of bonuses arises only on distribution. Shareholder profits on with-profits business reflect one-ninth of the cost of declared bonus.

        For Jackson, applying the MSB as applicable to overseas operations, the assets and liabilities of insurance contracts are accounted for under insurance accounting prescribed by US GAAP. For the assets and liabilities of insurance contracts of Asian operations, the local GAAP is applied with adjustments, where necessary, to comply with UK GAAP. For the operations in Taiwan, Vietnam and Japan, countries where local GAAP is not appropriate in the context of the previously applied MSB, accounting for insurance contracts is based on US GAAP. For participating business the liabilities include provisions for the policyholders' interest in realized investment gains and other surpluses that, where appropriate, and in particular for Vietnam, have yet to be declared as bonuses.

        The usage of these bases of accounting has varying effects on the way in which product options and guarantees are measured. For UK regulated with-profits funds, options and guarantees are valued on a market consistent basis. The basis is described in note D2(e)(ii) to the financial statements. For other operations a market consistent basis is not applied under the accounting basis described in note A4. Details of the guarantees, basis of setting assumptions, and sensitivity to altered assumptions are described in notes D3 and D4 to the financial Statements.

Valuation and accounting presentation of fair value movements of derivatives and debt securities of Jackson

        Under IAS 39, derivatives are required to be carried at fair value. Unless net investment hedge accounting is applied, value movements on derivatives are recognized in the income statement. Except in respect of variable annuity business, the value movements on derivatives held by Jackson are separately identified within the short-term fluctuations in investment returns identified as part of the Group's supplementary analysis of results described under "Item 5"—Additional analysis of consolidated results reflecting the basis used by management and reported externally to UK shareholders and the UK financial market". Derivative value movements in respect of variable annuity business are included within the operating profit based on longer-term investment returns also as described in that additional analysis section.

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

Overview of Consolidated Results

Introduction

        The following table shows Prudential's IFRS consolidated total profit for the periods indicated.

	Year Ended December 31,
	2007	2006	2005
	£m	£m	£m
Total revenue, net of reinsurance	32,866	35,031	40,010
Total charges	(31,681)	(32,810)	(37,909)

Profit before tax*	1,185	2,221	2,101
Tax attributable to policyholders' returns	(19)	(849)	(1,147)

Profit before tax attributable to shareholders	1,166	1,372	954
Tax expense	(401)	(1,241)	(1,389)
Less: tax attributable to policyholders' returns	19	849	1,147
Tax attributable to shareholders' profits	(382)	(392)	(242)

Profit from continuing operations after tax	784	980	712
Discontinuing operations (net of tax)	241	(105)	48

Profit for the year	1,025	875	760

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

Profit for the year

        Profit for 2007 was £1,025 million compared with £875 million in 2006. This £150 million increase reflects an increase of £346 million in the net of tax result for discontinued operations, from a loss of £105 million in 2006 to a profit of £241 million reported in 2007, which was partially offset by a decrease in the profit from continuing operations after tax of £196 million, from £980 million to £784 million.

        The decrease in profit from continuing operations after tax reflects a decrease in profits before tax attributable to shareholders of £206 million, from £1,372 million in 2006 to £1,166 million in 2007, partially offset by a £10 million decrease in the tax charge attributable to shareholders, which fell from £392 million in 2006 to £382 million in 2007. The effective tax rate in 2007 was 33 per cent compared with 29 per cent in 2006, both of which were similar to the expected tax rates. Further details are provided in note F5 to the consolidated financial statements.

        The decrease in profit before tax attributable to shareholders on continuing operations in 2007 reflects an increase in underlying profits (as described in the additional analysis of consolidated results reflecting the basis used by management and reported externally to UK shareholders and the UK financial market) on continuing operations of £163 million, from £1,050 million in 2006 to £1,213 million in 2007, which was more than offset by a £77 million negative movement against the prior year in actuarial gains and losses on defined benefit pension schemes, from a gain of £167 million in 2006 to a gain of £90 million in 2007, and a negative movement in short-term fluctuations in investment returns taken to income, which decreased £292 million from a £155 million credit in 2006 to a £137 million charge in 2007.

        Profit for 2006 was £875 million compared with £760 million in 2005. This £115 million increase reflected an increase in the profit from continuing operations after tax of £268 million, from £712 million to £980 million, offset by a decrease of £153 million in the net of tax result for discontinued operations, from a profit of £48 million in 2005 to a loss of £105 in 2006.

        Profit from continuing operations after tax in 2006 was £980 million compared with £712 million in 2005, with the shareholder tax charge having increased to £392 million in 2006 from £242 million in

2005. The effective tax rate in 2006 was 29 per cent compared with 24 per cent in 2005. The effective tax rate in 2006 was close to the expected tax rate of 31 per cent (which reflects the geographic split of profits). The effective tax rate in 2005 was unusually low due to a number of factors, including favorable settlements reached with the revenue authorities and being able to take credit for Egg's losses in France.

        In 2006, the growth in profit before tax attributable to shareholders on continuing operations primarily reflected an increase in underlying profits of £137 million from £913 million in 2005 to £1,050 million in 2006, an increase in actuarial gains and losses on defined benefit pension schemes of £217 million from a charge of £50 million in 2005 to a gain of £167 million in 2006 and no goodwill impairment charge in 2006 against a charge of £120 million in 2005, with this partially offset by a reduction in short-term fluctuations in investment returns credited to income of £56 million from a £211 million gain in 2005 to a £155 million gain in 2006.

        Discontinued operations in 2007, 2006 and 2005 relates to the discontinued banking operations. The presentation of the 2006 and 2005 comparative results has been adjusted to reclassify Egg as discontinued operations. In addition, the 2005 results include the completion of Egg's withdrawal from France and the losses incurred by Funds Direct.

Analysis by Business Segment and Geographic Region

        The Group's reportable segments are based on the organizational structure used by management for making operating and investment decisions and for assessing performance. The Group's business segments are insurance operations, asset management and, prior to the disposal of Egg, banking whilst its geographical segments comprise the territories in which the Group conducts business, which are the United Kingdom, the United States and Asia.

        The following table shows Prudential's IFRS consolidated total profit for the periods indicated divided by business segment and geographic region. The accounting policies applied to the segments below are the same as those used in the Group's consolidated accounts and are described in Note A4 to the consolidated financial statements.

        Total profit for the year reflecting profit after tax for continued and discontinued operations:

2007	UK	US	Asia	Total
	£m	£m	£m	£m
Insurance operations	305	300	55	660
Asset management	182	4	57	243
Unallocated corporate	(119)	—	—	(119)

Total profit from continuing operations	368	304	112	784
Discontinued operations	241	—	—	241

Total profit for the year	609	304	112	1,025

2006	UK	US	Asia	Total
	£m	£m	£m	£m
Insurance operations	317	301	227	845
Asset management	166	22	37	225
Unallocated corporate	(90)	—	—	(90)

Total profit from continuing operations	393	323	264	980
Discontinued operations	(105)	—	—	(105)

Total profit for the year	288	323	264	875

2005	UK	US	Asia	Total
	£m	£m	£m	£m
Insurance operations	288	350	148	786
Asset management	99	5	0	104
Unallocated corporate	(178)	—	—	(178)

Total profit from continuing operations	209	355	148	712
Discontinued operations	48	—	—	48

Total profit for the year	257	355	148	760

Profit from Insurance operations

        Total profit from Insurance operations in 2007 was £660 million compared to £845 million in 2006.This decrease was driven by a 15 per cent decrease in profit before shareholder tax from £1,186 million in 2006 to £1,003 million in 2007, and an increase in the shareholder tax charge from £341 million in 2006 to £343 million in 2007.

        The effective shareholder tax rate on profits from continuing insurance operations increased from 29 per cent in 2006 to 34 per cent in 2007 resulting from a number of factors including disallowed expenses and prior year adjustments in the UK, and tax losses in Asia which are not expected to be available against future profits.

        Total profit from insurance operations in 2006 was £845 million compared to £786 million in 2005.This growth was supported by a 3 per cent increase in profit before shareholder tax, from £1,152 million in 2005 to £1,186 million in 2006, and a decrease in the shareholder tax charge from £366 million in 2005 to £341 million in 2006.

        This growth in profit before tax attributable to shareholders of £34 million compared to 2005 primarily reflects an increase in underlying profits offset by a lower level of short-term value increases on financial instruments.

        The effective shareholder tax rate on profits from continuing insurance operations decreased from 32 per cent in 2005 to 29 per cent in 2006 resulting from minor variations on the rates applicable to UK and Asian businesses.

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

With-profits products

        For Prudential's UK insurance operations, the primary annual contribution to shareholders' profit comes from its with-profits products. With-profits products are designed to provide policyholders with smoothed investment returns through a mix of annual and final bonuses. Shareholders' profit in respect of bonuses from with-profits products represents an amount of up to one-ninth of the value of that year's bonus declaration to policyholders. The smoothing inherent in the bonus declarations provides for relatively stable annual shareholders' profit from this business.

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

Comparison of total profit arising from UK insurance operations

        The profit from UK insurance operations decreased from £317 million in 2006 to £305 million in 2007. This decrease reflects an increase of £60 million in the shareholder tax charge, from £109 million in 2006 to £169 million in 2007, which was partially offset by an increase in profit before shareholder tax of £48 million from £426 million in 2006 to £474 million in 2007.

        The growth in profit before tax attributable to shareholders of £48 million primarily reflects growth in underlying profits of £52 million from £469 million in 2006 to £521 million in 2007 partially offset by an increase in short-term fluctuations in investment returns charged to income of £4 million from a £43 million charge in 2006 to a £47 million charge in 2007.

        The effective shareholder tax rate on profits from UK insurance operations increased from 26 per cent in 2006 to 36 per cent in 2007. The increase mainly related to disallowed expenses and prior year adjustments arising from routine revisions of tax returns.

        Profit from UK insurance operations increased from £288 million in 2005 to £317 million in 2006.

        The growth in profits after tax reflected an increase in profit before shareholder tax from £416 million in 2005 to £426 million in 2006 and a decrease in the shareholder tax charge from £128 million in 2005 to £109 million in 2006.

        The growth in profit before tax attributable to shareholders of £10 million primarily reflected growth in underlying profits of £69 million from £400 million in 2005 to £469 million in 2006 and an increase in actuarial gains and losses on defined benefit schemes of £20 million partially offset by an adverse movement in short-term fluctuations in investment returns taken to income of £79 million from a £36 million credit in 2005 to a £43 million charge in 2006.

        The effective shareholder tax rate on profits from UK insurance operations decreased from 31 per cent in 2005 to 26 per cent in 2006. This partially related to a tax credit arising from relief for excess expenses in respect of the shareholder-backed protection business.

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

Comparison of total profit arising from US insurance operations

        Profit from US insurance operations decreased from £301 million in 2006 to £300 million in 2007. This £1 million decrease reflects a decrease in profit before shareholder tax from £451 million in 2006 to £426 million in 2007, which was offset by a decrease in shareholder tax from £150 million to £126 million over the same period.

        The £25 million decrease in 2007 of profit before tax attributable to shareholders reflects the change in short-term fluctuations in investment returns of £71 million, from a gain of £53 million in

2006 to a loss of £18 million in 2007, offset by growth in underlying profits of £46 million, from £398 million in 2006 to £444 million in 2007.

        Profit from US insurance operations decreased from £350 million in 2005 to £301 million in 2006. This decrease of £49 million reflects a decrease in profit before shareholder tax from £526 million in 2005 to £451 million in 2006 offset by a decrease in the shareholder tax charge from £176 million to £150 million over the same period.

        The £75 million decrease in 2006 of profit before tax attributable to shareholders mainly reflects growth in underlying profits of £50 million from £348 million in 2005 to £398 million in 2006 more than offset by a significant decrease in the accounting value of short-term fluctuations in investment returns taken to income of £125 million from a £178 million credit in 2005 to a £53 million credit in 2006.

Asia

Basis of profits

        The assets and liabilities of contracts classified as insurance under IFRS 4 are determined in accordance with methods prescribed by local GAAP and adjusted to comply, where necessary, with UK GAAP. Under IFRS 4, subject to the conditions of that standard, the continued application of UK GAAP in this respect is permitted.

        For Asian operations in countries where local GAAP is not well established and in which the business is primarily non-participating and linked business, US GAAP is used as the most appropriate reporting basis. Of the more significant Asia operations, this basis is applied in Taiwan, Japan and Vietnam. For with-profits business in Hong Kong, Singapore and Malaysia the basis of profit recognition is bonus driven as described in the section "—United Kingdom—with-profits products".

Comparison of total profit arising from Asian insurance operations

        Profit from Asian long-term business decreased from £227 million in 2006 to £55 million in 2007. This £172 million decrease reflects a fall in profit before shareholder tax from £309 million to £103 million, which was partially offset by a decrease in shareholder tax charge from £82 million to £48 million during the same period.

        The £206 million decrease in profit before tax attributable to shareholders in 2007 arose primarily from a decrease in short-term fluctuations in investment returns included in the IFRS income statement of £205 million, which fell from a profit of £134 million in 2006 to a loss of £71 million in 2007. The short-term fluctuations for Asian operations in 2007 primarily reflect value movements in Vietnam offset by value movements in Taiwan on the value of debt securities arising from increases in interest rates and a £30 million reduction of an investment in a CDO fund, which were partially offset by strong equity market movements in Vietnam. For 2006, the £134 million of short-term fluctuations mainly arose in Vietnam due to strong equity returns.

        The effective shareholder tax rate increased from 27 per cent in 2006 to 47 per cent in 2007. This increase was due to tax losses in several jurisdictions which are not expected to be available against future profits, and losses on investments in jurisdictions which do not provide corresponding tax relief.

        Profit from Asian long-term business increased from £148 million in 2005 to £227 million in 2006. This £79 million increase largely reflects a rise in profit before shareholder tax from £210 million to £309 million and an increase in the shareholder tax charge from £62 million to £82 million during the same period.

        The £99 million increase in profit before tax attributable to shareholders in 2006 arose primarily from an increase of £102 million in short-term fluctuations in investment returns included in the income statement, which increased from a gain of £32 million in 2005 to a gain of £134 million in 2006.

        The effective shareholder tax rate decreased from 30 per cent in 2005 to 27 per cent in 2006.

        A goodwill impairment charge of £120 million was incurred in 2005 in respect of the Group's Japanese life business. This charge is reflected in the explanation of profit and losses for unallocated corporate activity.

Profit from asset management operations

        In 2007, total profit from asset management increased by £18 million from £225 million in 2006 to £243 million in 2007. This increase primarily results from an improvement in profit earned from M&G's UK and European operations, from £166 million in 2006 to £182 million in 2007, and an increase in the Group's Asian operations, from £37 million in 2006 to £57 million in 2007, partially offset by a decrease in the Group's US operations' profit from £22 million in 2006 to £4 million in 2007.

        The increase of £18 million in total profit reflects an increase of £61 million in profit before shareholder tax, from £283 million in 2006 to £344 million in 2007, and an increase in tax charge of £43 million, from £58 million in 2006 to £101 million in 2007.

        The growth in profit before tax attributable to shareholders of £61 million primarily reflects growth in underlying profits of £73 million from £263 million in 2006 to £334 million in 2007 partially offset by a charge of £17 million in actuarial gains attributable to the M&G defined benefit pension scheme from £22 million in 2006 to £5 million in 2007.

        In 2006 total profit from asset management increased by £121 million, from £104 million in 2005 to £225 million in 2006. This increase primarily resulted from an improvement in profit earned from M&G's UK and European operations, from £99 million in 2005 to £166 million in 2006, the improvement in profits from the Group's Asian operations from £nil in 2005 to a profit of £37 million in 2006 and an increase in the Group's US operation's profit from £5 million in 2005 to £22 million in 2006.

        The increase of £121 million in total profit reflected an increase of £129 million in profit before shareholder tax, from £154 million in 2005 to £283 million in 2006 and an increase in the tax charge of £8 million, from £50 million in 2005 to £58 million in 2006.

        The increase in profit before shareholder tax reflected growth in underlying profits of £72 million from £189 million in 2005 to £261 million in 2006, an increase in short-term fluctuations in investment returns taken to income of £9 million from a £9 million charge in 2005 to a £nil charge in 2006 and a favorable movement of £48 million in actuarial gains attributable to the M&G defined benefit pension scheme from a £26 million charge in 2005 to a £22 million credit in 2006.

Unallocated corporate

        The total net of tax charges for unallocated corporate activity increased by £29 million, from £90 million in 2006 to £119 million in 2007. The change primarily reflects a £87 million increase in pre-tax expenditure, from £97 million in 2006 to £181 million in 2007, offset by an increase of £54 million in the tax credit, from £8 million in 2006 to £62 million in 2007.

        The increase in pre-tax expenditure primarily reflects a decrease in shareholders' share in actuarial gains and losses on defined benefit pension schemes, an increase in the level of underlying expenditure and losses on short-term fluctuations in investment returns. There was no goodwill impairment charge for 2007 or 2006.

        Total net of tax charges for unallocated corporate activity decreased by £88 million from £178 million in 2005 to £90 million in 2006. The change primarily reflects a £255 million decrease in pre-tax expenditure from £352 million in 2005 to £97 million in 2006 offset by an decrease of £166 million in the tax credit, from £174 million in 2007 to £8 million in 2006.

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

Discontinued operations

        The Group's discontinued operations primarily relate to the UK banking business following the sale of Egg. The profit (loss) from discontinued operations moved from a loss of £105 million in 2006 to a profit of £241 million in 2007 primarily as a result of a £290 million profit on the sale of Egg which, was partially offset by a £49 million trading loss incurred by Egg prior to its disposal. The £105 million loss in 2006 relates to trading losses incurred by Egg during the period. Additional information is set forth in note J1 to the consolidated financial statements.

Business Segment and Geographical Analysis by Nature of Revenue and Charges

        The following table shows Prudential's consolidated total revenue and consolidated total charges for the following periods.

	Year Ended December 31,
	2007	2006	2005
	(In £ Millions)
Gross earned premiums (note a)	18,359	16,157	15,225
Outward reinsurance premiums	(171)	(171)	(197)

Earned premiums, net of reinsurance	18,188	15,986	15,028
Investment income (note b)	12,221	17,128	23,120
Other income	2,457	1,917	1,862

Total revenue, net of reinsurance	32,866	35,031	40,010

Benefits and claims and movement in unallocated surplus of with-profits funds (note c)	(26,990)	(28,421)	(33,100)
Acquisition costs and other operating expenditure (note d)	(4,523)	(4,212)	(4,514)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(168)	(177)	(175)
Goodwill impairment charge	—	—	(120)

Total charges	(31,681)	(32,810)	(37,909)

Profit before tax*	1,185	2,221	2,101
Tax attributable to policyholders' returns	(19)	(849)	(1,147)

Profit before tax attributable to shareholders	1,166	1,372	954
Tax attributable to shareholders' profits	(382)	(392)	(242)

Profit from continuing operations after tax	784	980	712
Discontinued operations (net of tax)	241	(105)	48

Total profit	1,025	875	760

*
Profits before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits.

(a)    Gross earned premiums

	Year Ended December 31,
	2007	2006	2005
	(In £ Millions)
UK Operations	7,477	7,028	7,881
US Operations	5,860	5,390	4,348
Asian Operations	5,022	3,739	2,996

Total	18,359	16,157	15,225

        Gross earned premiums, net of reinsurance, for long-term business totaled £18,359 million in 2007 compared to £16,157 million in 2006. The increase in gross earned premiums in 2007 against 2006 was driven by growth across all regions during the year.

        Gross earned premiums totaled £16,157 million in 2006 compared to £15,225 million in 2005. The increase in earned premiums compared with 2005 was contributed largely from the growth in earned premiums in the US and Asian operations, which was partially offset by a decrease in the UK operations.

United Kingdom

        Gross earned premiums for Prudential UK increased by 6 per cent in the year from £7,028 million in 2006 to £7,477 million in 2007, primarily driven by an increase in bulk transfers, which was partially offset by a reduction in credit life insurance sales following the non-renewal of the credit life contact previously held with Lloyds TSB.

        The decrease in the earned premiums in 2006 largely reflects decreased sales in the wholesale market as Prudential UK undertook a selective participation strategy to ensure margins and profitability were maintained in a period when the market experienced increased competition.

United States

        Gross earned premiums increased by 9 per cent from £5,390 million in 2006 to £5,860 million in 2007. This increase was driven primarily by a continued increase in variable annuity sales. Fixed index annuity sales however were down, affected by the impact of low interest rates on caps and participation rates that are offered.

        Gross earned premiums from insurance contracts increased by 24 per cent in 2006 from £4,348 million in 2005 to £5,390 million in 2006 driven largely by strong growth in Jackson's variable annuity business. Jackson delivered record variable annuity sales in 2006. This reflects its distinct competitive advantages of an innovative product offering, an efficient and flexible technology platform, a relationship-driven distribution model and award-winning service.

        The growth in sales of variable annuities in 2006 was partially offset by lower sales of fixed annuities and fixed index annuities. Entry spreads for fixed annuities continued to be challenging during 2006, which limited the attractiveness of the market to Jackson, whilst fixed index annuity sales continued to be affected by the uncertain regulatory environment in the United States.

Asia

        Gross earned premiums increased by 34.3 per cent to £5,022 million in 2007 compared to £3,739 million in 2006 due to a rise in single premiums and the accumulative effects of the growth in regular premium income.

        Prudential distributes its products in Asia predominantly through a network of agents. The agent numbers at the end of 2007 increased by 123 per cent in India to 277,000 agents and in China by

38 per cent to 20,500 in China. Prudential also has a large partnership distribution network in Asia and has continued to broaden its range of linked products.

        Gross earned premiums in 2005 and 2006 were £2,996 million and £3,739 million, respectively, an increase of 24.8 per cent in 2006.

        While the majority of these gross earned premiums in 2006 related to sales made through Asia's tied agency distribution channel, Prudential believed that there was potential to expand alternate channels, particularly banks and direct marketing.

        The number of agents at the end of 2006 had increased by 114,000 in India, 11,000 in Indonesia and 5,000 in China compared to 2005. Distribution from non-agency channels also grew strongly in 2006. Strong growth from bank distribution included record new business volumes from SCB in Hong Kong, an increasing proportion of new business from ICICI Bank in India and encouraging growth from Maybank and Singpost in Singapore.

(b)    Investment income

	Year Ended December 31,
	2007	2006	2005
	£m	£m	£m
UK Operations	8,263	12,472	19,959
US Operations	2,140	2,937	2,391
Asian Operations	1,818	1,719	770

Total	12,221	17,128	23,120

        Investment income consists of interest income, dividends and realized and unrealized gains and losses on investments designated as fair value through profit and loss.

United Kingdom

        In the United Kingdom, investment income decreased from £12,472 million in 2006 to £8,263 million in 2007. This decrease is due to a reduction of £3,726 million in net unrealized gains reflecting the decrease in market returns in 2007 compared to 2006 and a decrease of £491 million in interest and dividends, which is partially offset by an increase of £8 million in net realized gains.

        In the United Kingdom, investment income decreased from £19,959 million in 2005 to £12,472 million in 2006. This decrease is due to between a reduction of £10,022 million in net unrealized gains on 2005 which is offset partially by an increase of £1,520 million in interest and dividends and an increase of £1,015 million in net realized gains.

        The investment income for UK operations primarily represents the return on the assets supporting the PAC long-term fund. The PAC with-profits sub-fund delivered a pre-tax return of 7.2 per cent in 2007 compared with a pre-tax return of 12.4 per cent in 2006. Over the last five years the fund has achieved a total return of 91 per cent. Prudential UK continuously evaluates prospects for different markets and asset classes. During the year PAC's long-term fund reduced its exposure to property and increased the quality of its corporate bond portfolio.

United States

        In the United States, investment income decreased from £2,937 million in 2006 to £2,140 million in 2007. The decrease in investment income in 2007 is mainly due to a decrease of £752 million in income received such as dividends and interest, primarily in respect of linked liabilities, and a decrease of £41 million in realized gains.

        Investment income increased from £2,391 million in 2005 to £2,937 million in 2006. The increase in investment income in 2006 was mainly due to an increase of £697 million in income received such as dividends and interest offset partially by a decrease of £182 million in realized gains.

Asia

        In Asia, investment income increased from £1,719 million in 2006 to £1,818 million in 2007. This increase is mainly driven by an increase in realized gains on investments.

        Investment income increased from £770 million in 2005 to £1,719 million in 2006. This increase was mainly driven by an increase in net unrealized gains on investments.

(c)    Benefits and claims and movement in unallocated surplus of with-profits funds

	Year Ended December 31,
	2007	2006	2005
	(In £ Millions)
UK Operations	(14,172)	(17,030)	(24,782)
US Operations	(7,096)	(7,291)	(5,591)
Asian Operations	(5,722)	(4,100)	(2,727)

Total	(26,990)	(28,421)	(33,100)

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

        Total benefits and claims decreased by £1,431 million in 2007 to £26,990 million compared to £28,421 million in 2006. Total benefits and claims decreased by £4,679 million in 2006 to £28,421 million, compared to £33,100 million in 2005. These movements principally reflect the movement in policyholder liabilities as a result of the decrease or increase in investment income discussed above, which has been passed on to the policyholders in the form of bonus declaration for with-profits products or through the corresponding decrease or increase in policyholder liabilities for unit-linked and similar products, or transfer to unallocated surplus.

United Kingdom

        Overall benefits, claims and the transfer to unallocated surplus decreased to £14,172 million in 2007 from £17,030 million in 2006 and £24,782 million in 2005. The decrease in the charge for the period partially resulted from decreased market returns, which in turn affected policyholder benefits from unit-linked and similar products, as the asset returns on the attached pool of assets were negatively affected by a weaker market. The 2006 benefits and claims included an increase in reserves relating to the Royal London in-force annuity book transaction.

        Similarly, there is a close correlation between the level of increase in the values of assets of the funds and the level of a combined charge for benefits and movement on unallocated surplus. With gross profit market returns of 7.2 per cent on the with-profits fund in 2007 compared to 12.4 per cent in 2006, there is an attendant decrease in the charge to the income statement.

United States

        In 2007, the accounting charge for benefits and claims decreased by 3 per cent to £7,096 million compared to 2006. In 2006, the accounting charge for benefits and claims increased by 30 per cent to £7,291 million compared to 2005.

        The charges in 2007, 2006 and 2005 reflect underlying movements in claims, benefits and maturities for contracts classified as insurance products under IFRS 4.

Asia

        In 2007, benefits and claims totaled £5,722 million, up 39.6 per cent on £4,100 million in 2006, reflecting primarily an increase in policyholder benefits of 27 per cent from £1,117 million in 2006 to £1,420 million in 2007 and an increase in the movement in policyholder liabilities and unallocated surplus of with-profit funds of 44 per cent from £2,974 million in 2006 to £4,293 million in 2007.

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

(d)    Acquisition costs and other operating expenditure

	Year Ended December 31,
	2007	2006	2005
	£m	£m	£m
UK Operations	(2,716)	(2,462)	(2,980)
US Operations	(730)	(800)	(767)
Asian Operations	(1,077)	(950)	(767)

Total	(4,523)	(4,212)	(4,514)

        Total acquisition costs and other operating expenditure of £4,523 million in 2007 was 7.4 per cent higher than the £4,212 million incurred in 2006. Total acquisition costs and other operating expenditure of £4,212 million in 2006 was 7 per cent lower than the £4,514 million incurred in 2005.

United Kingdom

        Total UK acquisition costs and other operating expenses in 2007 were £2,716 million, compared to £2,462 million in 2006. The increase of £254 million in 2007 mainly relates to an increase in operating expenses from £1,157 million to £1,739 million and lower acquisitions costs from £619 million in 2006 to £229 million in 2007.

        Total UK acquisition costs and other operating expenses in 2006 were £2,462 million, compared to £2,980 million in 2005. The decrease of £518 million in 2006 mainly relates to a decrease in operating expenses from £1,563 million to £1,157 million and a lower acquisition costs from £742 million in 2005 to £619 million in 2006.

United States

        Acquisition costs and other operating expenses of £730 million in 2007 were 9 per cent lower than expenses in 2006 of £800 million. The decrease primarily reflects a decrease in interest payable from £269 million in 2006 to £148 million in 2007 partially offset by higher amortization of DAC from £203 million in 2006 to £303 million in 2007.

        Acquisition costs and other operating expenses of £800 million in 2006 were 4 per cent higher than expenses in 2005 of £767 million. The increase primarily reflects higher US interest rates resulting in an increase in interest payable from £147 million in 2005 to £269 million in 2006 offset partially by lower amortization of DAC from £276 million in 2005 to £203 million in 2006.

Asia

        Total Asian acquisition costs and other operating expenses in 2007 were £1,077 million, an increase of £127 million compared to £950 million in 2006. This increase mainly reflects an increase in operating costs from £440 million in 2006 to £508 million in 2007.

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

        Until the adoption of IFRS, operating profit based on longer-term investment returns was a GAAP measure arising from the specific recommendation of the Statement of Recommended Practice (SORP) for accounting for insurance business issued by the ABI. With the adoption of IFRS, the ABI SORP is no longer authoritative literature for the purposes of determining GAAP measures. Nevertheless, it continues to be the basis applied by the Company for internal performance assessment and a fundamental element of the analysis provided to shareholders and the UK stock market. The analysis that follows reflects information published with the Group's results on March 14, 2008.

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

        Longer-term investment returns included within the performance measure are determined by reference to expected long-term rates of return. These are intended to reflect historical rates of return on assets and, where appropriate, current inflation expectations adjusted for consensus economic and investment forecasts. The overriding reason for distinguishing longer-term investment returns from short-term fluctuations is that the investments are generally held for the longer-term to back long duration insurance contract liabilities and solvency capital rather than for short-term trading purposes.

        Furthermore, the income statement recognition of investment appreciation, short-term value movements on derivatives, and the charge for the policyholder benefits under IFRS 4 give rise to accounting mismatches that Prudential believes are not representative of the underlying economic position.

        Goodwill impairment charges reflect adverse changes in assessment in a given period as to whether the excess of the amount paid over the accounting value of acquired assets and liabilities is expected to be recoverable in the future. It is thus appropriate for such charges to be distinguished from current period operational performance.

        Actuarial and other gains and losses on defined benefit pension schemes principally reflect short-term value movements on scheme assets and the effects of changes in actuarial assumptions. Under the Group's accounting policies these items are recorded within the income statement, rather than through other comprehensive income, solely due to the interaction of the Group's approach to adoption of IFRS 4 for with-profits funds and the requirements of IAS 19. In analyzing profit before shareholder tax the separate identification of these gains and losses is analogous to the more normal treatment of inclusion as a movement on other comprehensive income, i.e. not within profit for the period.

Reconciliation of total profit by business segment and geography to underlying performance measure

        A reconciliation of profit before all taxes to profit before tax attributable to shareholders and profit for the year is shown below.

	Year Ended December 31,
	2007	2006	2005
	(In £ Millions)
Profit before tax	1,185	2,221	2,101
Tax attributable to policyholders' returns	(19)	(849)	(1,147)

Profit before tax attributable to shareholders	1,166	1,372	954
Tax expense	(401)	(1,241)	(1,389)
Less: tax attributable to policyholders' returns	19	849	1,147
Tax attributable to shareholders' profits	(382)	(392)	(242)

Profit from continuing operations after tax	784	980	712
Discontinued operations (net of tax)	241	(105)	48

Profit for the year	1,025	875	760

        A reconciliation of profit from continuing operations before tax attributable to shareholders to operating profit based on longer-term investment returns is provided below:

	Year Ended December 31,
	2007	2006	2005
	(In £ Millions)
Performance measure: operating profit from continuing operations based on long-term investments returns(i)	1,213	1,050	913
Goodwill impairment charge(ii)	—	—	(120)
Short-term fluctuations in investment returns on shareholder-backed business(iii)	(137)	155	211
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes(iv)	90	167	(50)

Profit from continuing operations before tax attributable to shareholders	1,166	1,372	954

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

(ii)
Goodwill impairment charge

  The charge for goodwill impairment in 2005 of £120 million relates to the Japan life insurance business. The charge reflects the slower than expected development of the Japanese life insurance business. There was no impairment charge for goodwill in 2007 and 2006.

(iii)
Short-term fluctuations in investment returns on shareholder-backed business

	Year Ended December 31,
	2007	2006	2005
	(In £ Millions)
Asian operations	(71)	134	122
US operations	(18)	53	56
UK insurance operations	(47)	(43)	32
Other	(1)	11	1

	(137)	155	211

(iv)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes

	Year Ended December 31,
	2007	2006	2005
	(In £ Millions)
Actuarial gains and losses
Actual less expected return on scheme assets	(8)	156	544
Experience gains (losses) on liabilities	(14)	18	1
Gains (losses) on changes of assumptions for scheme liabilities (based on long-term inflation of 2.8%)	317	311	(489)
	295	485	56
Less: amount attributable to the PAC with-profits sub-fund	(205)	(318)	(58)

Total	90	167	(2)
Non-recurrent credit (charge)
Shareholders' share of credit arising from reduction in level of assumed future discretionary increases for the Prudential Staff Pension Scheme (PSPS) for pensions in payment to 2.5%	—	—	35
Losses on re-estimation of shareholders' share of deficits arising from the PSPS(a)	—	—	(63)
Strengthening in actuarial provisions for increase in ongoing contributions for future service of active scheme members(b)	—	—	(20)

	—	—	(48)

Total	90	167	(50)

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

(b)
As a result of the April 2005 scheme valuation and subsequent discussions, the contribution levels for future ongoing service of active members has doubled. The charge of £20 million in 2005 reflected the actuarial provision for this increase in future expenses for certain insurance contracts.

        The following tables reconcile "Operating profit based on longer-term investment returns", the Group's chosen performance measure, to "Profit from continuing operations before tax attributable to shareholders", the Group's reported performance within the consolidated IFRS income statement by business segment and geography.

	2007
	UK	US	Asia	Total
	(In £ Millions)
Insurance operations:
Performance measure: operating profit based on longer-term investment returns	521	444	174	1,139
Short-term fluctuations in investment returns	(47)	(18)	(71)	(136)
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	—	—	—	—

Reported performance: profit before tax attributable to shareholders	474	426	103	1,003
Asset management:
Performance measure: operating profit based on longer-term investment returns	254	8	72	334
Short-term fluctuations in investment returns	4	1	—	5
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	5	—	—	5

Reported performance: profit before tax attributable to shareholders	263	9	72	344
Unallocated corporate:
Performance measure: operating profit based on longer-term investment returns	(260)	—	—	(260)
Short-term fluctuations in investment returns	(6)	—	—	(6)
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	85	—	—	85

Reported performance: profit before tax attributable to shareholders	(181)			(181)
Total:
Performance measure: operating profit based on longer-term investment returns	515	452	246	1,213
Short-term fluctuations in investment returns	(49)	(17)	(71)	(137)
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	90	—	—	90

Reported performance: profit from continuing operations before tax attributable to shareholders	556	435	175	1,166

	2006
	UK	US	Asia	Total
	(In £ Millions)
Insurance operations:
Performance measure: operating profit based on longer-term investment returns	469	398	175	1,042
Short-term fluctuations in investment returns	(43)	53	134	144
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	—	—	—	—

Reported performance: profit before tax attributable to shareholders	426	451	309	1,186
Asset management:
Performance measure: operating profit based on longer-term investment returns	202	10	49	261
Short-term fluctuations in investment returns	(1)	1	—	—
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	22	—	—	22

Reported performance: profit before tax attributable to shareholders	223	11	49	283
Unallocated corporate:
Performance measure: operating profit based on longer-term investment returns	(253)	—	—	(253)
Short-term fluctuations in investment returns	11	—	—	11
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	145	—	—	145

Reported performance: profit before tax attributable to shareholders	(97)	—	—	(97)
Total:
Performance measure: operating profit based on longer-term investment returns	418	408	224	1,050
Short-term fluctuations in investment returns	(33)	54	134	155
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	167	—	—	167

Reported performance: profit on continuing operations before tax attributable to shareholders	552	462	358	1,372

	2005
	UK	US	Asia	Total
	(In £ Millions)
Insurance operations:
Performance measure: operating profit based on longer-term investment returns	400	348	175	923
Goodwill impairment charge	—	—	—	—
Short-term fluctuations in investment returns	36	178	32	246
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	(20)	—	3	(17)

Reported performance: profit before tax attributable to shareholders	416	526	210	1,152
Asset management:
Performance measure: operating profit based on longer-term investment returns	163	14	12	189
Goodwill impairment charge	—	—	—	—
Short-term fluctuations in investment returns	(1)	—	(8)	(9)
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	(26)	—	—	(26)

Reported performance: profit before tax attributable to shareholders	136	14	4	154
Unallocated corporate:
Performance measure: operating profit based on longer-term investment returns	(199)	—	—	(199)
Goodwill impairment charge	(120)	—	—	(120)
Short-term fluctuations in investment returns	(26)	—	—	(26)
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	(7)	—	—	(7)

Reported performance: profit before tax attributable to shareholders	(352)	—	—	(352)
Total:
Performance measure: operating profit based on longer-term investment returns	364	362	187	913
Goodwill impairment charge	(120)	—	—	(120)
Short-term fluctuations in investment returns	9	178	24	211
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	(53)	—	3	(50)

Reported performance: profit on continuing operations before tax attributable to shareholders	200	540	214	954

Group operating profit based on longer-term investment returns

        Group operating profit based on longer-term investment returns from continuing operations in 2007 was £1,213 million which compares with the 2006 operating profit of £1,050 million at the reported exchange rates ("RER") and represents a 20% increase against the 2006 operating profit of £1,008 million when recalculated using constant exchange rates ("CER") i.e. with 2006 results recalculated using rates of exchange applicable for the 2007 results. It is the Group's practice to discuss trends in results on a CER basis to reflect underlying performance in a manner that is unaffected by exchange rate fluctuations. The 2007 operating profit amount includes £19 million of restructuring costs.

        Group operating profit based on longer-term investment returns from continuing operations in 2006 was £1,050 million compared to the 2005 operating profit of £913 million at RER and represents a 15% increase against the 2005 operating profit of £915 million at CER i.e. with 2005 results recalculated using rates of exchange applicable for the 2006 results. The 2006 operating profit amount includes £38 million of restructuring costs.

Insurance operations

        In the United Kingdom, operating profit based on longer-term investment returns increased 11 per cent to £521 million in 2007 compared to 2006. This reflects a 7 per cent increase in profits attributable to the with-profits business which contributed £394 million, reflecting strong investment performance and its impact on terminal bonuses. The net impact of the mortality strengthening and release of other margins held in other assumptions under the IFRS basis was a positive net £34 million. The result includes restructuring costs of £7 million in 2007 and £31 million in 2006 in respect of implementation costs associated with cost saving initiatives announced in July 2006.

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

        In the United States operating profit based on longer-term investment returns in 2007 was £444 million which compares with the 2006 operating profit of £398 million at RER and represents a 21% increase against the 2006 operating profit of £367 million at CER. The operating profit primarily reflects an increase in fee income and continued low mortality rates during 2007. Higher fee income was driven primarily by higher separate account assets given the growth in variable annuity sales, and an improvement in the average fees generated from those assets given the increase in election of guaranteed optional benefits.

        Operating profit based on longer-term investment returns in 2006 was £398 million which compares with the 2005 operating profit of £348 million at RER and represents a 16% increase against the 2005 operating profit of £344 million at CER. The increase primarily reflects an increase in fee and spread income over 2005. The improved spread income primarily reflects higher net average invested assets. Higher fee income was primarily driven by a 51 per cent increase in separate account assets given the growth in variable annuity sales, and an improvement in the average fees generated from those assets given the increase in election of high margin guaranteed optional benefits. Spread income included a number of items including mortgage prepayment fees, make-whole payments and total return swap income which together represent £33 million of spread in 2006, compared to £44 million in 2005, both net of DAC amortization.

        Prudential Corporation Asia's operating profit based on longer-term investment returns in 2007 was £174 million (including £15 million of development expenses) which compares with the 2006 operating profit of £175 million (including £14 million of development expenses) at RER and represents a 6% increase against the 2006 operating profit of £164 million at CER. The established markets (Singapore, Hong Kong and Malaysia) generated £153 million, up 15% from 2006. The North Asia markets (Taiwan, Japan and Korea) generated £16 million, down 20% from 2006 reflecting increased losses in Japan of £16 million. Excluding Japan, profits from North Asia almost doubled reflecting a strong increase in Taiwan of 47% due to in-force profits, especially from long-term health products. Losses from the joint ventures in India increased to £43 million, reflecting the fast pace of new business growth and investment in growing the branch networks. Losses from the joint venture in China reduced to £6 million. In the other markets (Vietnam, Thailand, Indonesia and the Philippines), profits grew by 58% to £68 million reflecting the expected emergence of IFRS profits and a one-off £16 million favorable item in Vietnam.

        Prudential Corporation Asia's operating profit based on longer-term investment returns in 2006 was £175 million (including £14 million of development expenses) which compares with the 2005 operating profit of £175 million (including £20 million of development expenses) at RER and represents a 3%

decrease against the 2006 operating profit of £181 million at CER. This reflects the steady profits from the established markets of Singapore, Malaysia and Hong Kong with total IFRS operating profits of £139 million, and the increased contributions from Indonesia and Vietnam as they build scale. Four of Prudential's life insurance operations in Asia recorded losses in 2006, being China, India and Korea, which are relatively new businesses and are rapidly building scale, plus Thailand, which is marginally loss making.

        Within the net positive £30 million of exceptional items in 2005 for Prudential Corporation Asia, there was a write-off of DAC of £21 million. No write-off was required in 2006. The profits and recoverability of DAC in Taiwan are dependent on the rates of return earned and assumed to be earned on the assets held to cover liabilities and on future investment income and contract cash flows for traditional whole of life policies If interest rates were to remain at current levels in 2008 then some level of write-off of DAC may be necessary. However, the amount of the charge currently estimated to be £70-90 million is sensitive to the above mentioned variables.

        Prudential Corporation Asia's development expenses (excluding the regional head office expenses) increased by 33 per cent to £20 million in 2005, compared with £15 million in 2004. These development expenses primarily related to our newer operations and establishing our services hub in Malaysia.

Asset management business

        M&G's operating profit based on longer-term investment returns in 2007 was £254 million which represents a 26% increase against the 2006 operating profit of £202 million. This included £28 million (2006: £27 million) in performance related fees ("PRF") and £51 million operating profit from Prudential Capital (2006: £43 million)

        Underlying profits, excluding PRF and Prudential Capital, were £175 million for 2007, an increase of 31% compared to 2006. Revenue, excluding PRF and Prudential Capital, increased by 12% to £482 million in 2007. Profit growth was driven by four key factors: an appreciation of underlying assets, positive net sales, an increasing mix of higher-margin business and a decreasing cost/income ratio.

        M&G's operating profit based on longer-term investment returns in 2006 was £202 million, which represents a 24% increase against the 2005 operating profit of £163 million. This included £27 million (2006: £24 million) in PRF and a £2 million (2006: £nil) charge for restructuring costs.

        Underlying profits, excluding PRF, were £175 million for 2006, an increase of 26 per cent compared to the previous year. M&G delivered significant profit growth during 2006 on the back of rising market levels, strong net inflows and continued business diversification. PRF increased by 13 per cent over 2005, totaling £27 million for 2006, of which £5m was earned by Prudential Capital

        In the past few years, growth in income from M&G's existing businesses has been reinforced by the successful revenue streams from new activities. These include Prudential Capital (formerly Prudential Finance), which manages Prudential's balance sheet for profit, private finance, including CDOs, and Prudential Property Investment Managers ("PruPIM"), which increasingly manages assets for external investors. In its retail businesses, sales of equity funds have risen significantly in both the United Kingdom, as a result of strong investment performance, and overseas, where M&G continues to build new distribution channels in selected European and other markets.

        In the United States operating profit based on longer-term investment returns for asset management in 2007 was £8 million which compares with the 2006 operating profit of £10 million at RER and represents an 11% decrease against the 2006 operating profit of £9 million at CER. PPMA recorded profits of £4 million in 2007, down from £10 million in 2006 at CER primarily due to lower investment income and performance-related fees, partially offset by asset-driven fee growth. US broker-dealer recorded profits of £9 million in 2007, up from £6 million in 2006 at CER, as the business continues to grow through significant recruiting efforts. Curian recorded losses of £5 million in 2007, down from £7 million in 2006 at CER, as the business continues to build its position in the US retail asset management market.

        In the United States operating profit based on longer-term investment returns for asset management in 2006 was £10 million which compares with the 2005 operating profit of £14 million at RER and represents a 29% decrease against the 2006 operating profit of £14 million at CER. The 2005 result however, benefited from a one-off £5 million revaluation of an investment vehicle managed by PPM America ("PPMA"). Curian recorded losses of £8 million in 2006, down from £10 million in 2005, as the business continues to build scale. Curian's assets under management grew from $1.7 billion (£973 million) in 2005 to $2.4 billion (£1,242 million) at year-end 2006.

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

Unallocated Corporate

        The operating loss based on longer-term investment returns increased by 2.8 per cent in 2007 to £260 million compared to £253 million in 2006. This reflected mainly an increase in head office costs from £83 million in 2006 to £117 million in 2007 offset by an increase in investment return from £58 million in 2006 to £86 million in 2007 and a reduction in interest payable on core structural borrowings from £177 million in 2006 to £168 million in 2007.

        The operating loss based on longer-term investment returns increased by 27 per cent in 2006 to £253 million compared to £199 million in 2005. This reflected increased operating expenses from £181 million in 2005 to £329 million in 2006 and an increase of 20 per cent in the amount of interest payable from £206 million in 2005 to £248 million in 2006. Head office costs (including Prudential's Asia regional head office costs of £36 million) were £119 million in 2006, up £19 million compared to 2005.

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

        The Group holding company received £711 million in cash remittances from business units in 2007, compared with £596 million in 2006. These remittances primarily comprise dividends from business units and the prior year's shareholders' statutory transfer from the PAC long-term with-profits fund (UK Life Fund).

        After dividends and interest paid, there was a net cash inflow of £372 million in 2007, compared with a net inflow of £160 million in 2006.

        During 2007, the Group holding company paid £200 million in respect of corporate activities and received £40 million in respect of Group relief on taxable losses.

        In 2007, the holding company invested £294 million in its business units, of which £149 million was invested in Asia and £145 million was invested in its UK insurance operations.

        In aggregate, this gave rise to a decrease in operating cash of £82 million, compared to a decrease of £104 million in 2006.

        In 2007, the Group holding company received £527 million (net of expenses) from the disposal of its Egg Banking operation. As a result, the total holding company cash flow for 2007 was an inflow of £445 million, compared with an outflow of £104 million in 2006.

Liquidity Requirements

Dividend Payments

        Total dividends proposed and paid by Prudential were £426 million and £398 million for the years ended December 31, 2007 and 2006, respectively. The final dividend in respect of the year ended December 31, 2007 was £304 million of which £127 million was allocated as scrip dividends. The dividend will be paid on May 20, 2008.

Debt Service Costs

        Debt service costs in respect of core borrowings paid by Prudential in 2007 were £168 million, compared with £177 million for 2006. Of total consolidated borrowings of £6,560 million at December 31, 2007, the parent company and finance subsidiaries had core borrowings of £2,367 million outstanding, including £248 million of bonds due to mature in 2009. The remaining outstanding core borrowings are due to mature in more than five years.

Investment in Businesses

        In 2007, Prudential invested £149 million into its Asian business compared to £147 million in 2006. In 2007, Asia was a net contributor to the Group holding company cash flow, with a net remittance of £37 million. In 2007, Prudential also invested £145 million into its UK Insurance Operations compared to £172 million in 2006. Depending on the mix of business written and the opportunities available, it is expected that the UK shareholder-backed business will become a net contributor to the Group holding company cash flow in 2010.

Liquidity Sources

        The parent company held cash and short-term investments of £1,456 million and £1,119 million at December 31, 2007 and 2006, respectively. The sources of cash in 2007 included dividends, loans and interest received from operating subsidiaries and proceeds from the sale of Egg Banking plc.

        Prudential received £711 million in cash remittances from business units in 2007, compared to £596 million received in 2006. These remittances primarily comprise dividends from business units and the shareholders' statutory transfer from the PAC long-term with-profits fund (UK Life Fund) relating to earlier bonus declarations.

Shareholders' Statutory Transfer

        In 2007, Prudential declared a total surplus of £2.9 billion from Prudential Assurance's primary with-profits fund, of which £2.6 billion was added to with-profits policies and £289 million was distributed to shareholders. In 2006, Prudential declared total surplus of £2.7 billion from Prudential Assurance's primary with-profits fund, of which £2.4 billion was added to with-profits policies and £269 million was distributed to shareholders. Regular bonus rates were increased for Prudence Bond and for personal pensions.

Dividends, Loans and Interest Received from Subsidiaries

        Under UK company law, dividends can only be paid if a company has distributable reserves sufficient to cover the dividend. In PAC, Prudential's largest operating subsidiary, distributable reserves are created mainly by the statutory long-term business profit transfer to shareholders that occurs upon the declaration of bonuses to policyholders of with-profit products, see "Shareholders' Statutory Transfer" above. Prudential's insurance and fund management subsidiaries' ability to pay dividends and loans to the parent company is restricted by various laws and regulations. Jackson is subject to state laws that limit the dividends payable to its parent company. Dividends in excess of these limitations generally require approval of the state insurance commissioner.

        The table below shows the dividends, loans and other amounts received by the parent company from the principal operating subsidiaries during the year ended December 31, 2007.

	Dividends, loans and interest received in
	2007	2006
	(In £ Millions)
UK Insurance Operations (mainly PAC)	264	217
M&G	139	94
US Operations	122	110
Asian Operations	186	175

Total	711	596

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

        Amounts received from UK Insurance Operations included £261 million in 2007 relating to the PAC shareholders' statutory life fund transfer, compared to £217 million in 2006.

        Remittances from Asia are derived predominantly from Prudential's more established operations in Singapore, Hong Kong, Malaysia and Indonesia.

Sale of Businesses

        On January 29, 2007, Prudential announced that it had entered into a binding agreement to sell its holding in Egg to Citi. The sale completed on May 1, 2007, for a cash consideration (net of expenses) of £527 million.

        On November 9, 2007, Prudential announced that it had completed the sale of PPM Capital, its direct private equity business.

Shareholders' Borrowings and Financial Flexibility

        Core structural borrowings of shareholder-financed operations at December 31, 2007 totaled £2,492 million, compared with £2,612 million at the end of 2006. This decrease reflected the repayment of £150 million long-term borrowings upon maturity, exchange conversion losses of £16 million and other negative adjustments of £14 million.

        After adjusting for holding company cash and short-term investments of £1,456 million, net core structural borrowings at December 31, 2007 were £1,036 million compared with £1,493 million at December 31, 2006. This reflects the net cash inflow of £445 million (including £527 million net proceeds from the sale of Egg), exchange conversion gains of £49 million and other negative adjustments of £37 million.

        Core structural borrowings at December 31, 2007 included £1,473 million at fixed rates of interest with maturity dates ranging from 2009 to perpetuity. Of the core borrowings, £888 million were denominated in US dollars, to hedge partially the currency exposure arising from the Group's investment in Jackson.

        Prudential has in place an unlimited global commercial paper programme. At December 31, 2007, commercial paper of £320 million, US$3,479 million and €483 million has been issued under this programme. Prudential also has in place a £5,000 million medium-term note (MTN) programme. At December 31, 2007, subordinated debt outstanding under this programme was £435 million and €520 million, and senior debt outstanding was €65 million and US$12 million. In addition, the holding company has access to £1,600 million committed revolving credit facilities, provided in equal tranches of £100 million by 16 major international banks, renewable in December 2009, and an annually renewable £500 million committed securities lending liquidity facility. These facilities have not been drawn on during the year. The commercial paper programme, the MTN programme, the committed revolving credit facilities and the committed securities lending liquidity facility are available for general corporate purposes and to support the liquidity needs of the parent company.

        Prudential plc enjoys strong debt ratings from Moody's, Standard & Poor's and Fitch. Prudential long-term senior debt is rated A2 (stable outlook), A+ (stable outlook) and AA- (stable outlook) from Moody's, Standard & Poor's and Fitch respectively, while short-term ratings are P-1, A-1 and F1+.

  Securities lending and reverse repurchase agreements

        The Group has entered into securities lending (including repurchase agreements) whereby blocks of securities are loaned to third parties, primarily major brokerage firms. The amounts above the fair value of the loaned securities required to be held as collateral by the agreements depend on the quality of the collateral, calculated on a daily basis. The loaned securities are not removed from the Group's consolidated balance sheet, rather they are retained within the appropriate investment classification. Collateral typically consists of cash, debt securities, equity securities and letters of credit. At December 31, 2007, the Group had lent £17,172 million (2006: £11,418 million) (of which £11,461 million (2006: £7,592 million) was lent by the PAC with-profits fund) of securities and held collateral under such agreements of £18,125 million (2006: £11,814 million) (of which £12,105 million (2006: £7,934 million) was held by the PAC with-profits fund).

        At December 31, 2007, the Group had entered into reverse repurchase transactions under which it purchased securities and had taken on the obligation to resell the securities for the purchase price of £1,361 million (2006: £1,435 million), together with accrued interest.

  Collateral and pledges under derivative transactions

        At December 31, 2007, the Group had pledged £260 million (2006: £263 million) for liabilities and held collateral of £292 million (2006: £212 million) in respect of over-the-counter derivative transactions.

  Securitization

        At December 31, 2006, Egg had an outstanding balance of UK credit card receivables in its trust vehicle, Arch (Term) Limited, created in 2002 for the purpose of asset-backed securitization, of £2.8 billion. The asset-backed note holders had a proportional interest in each account balance in the trust. As at December 31, 2006, the value of this interest was £2.3 billion. This securitization did not qualify for derecognition under IAS 39 and the total portfolio was, therefore, included in loans and receivables. The funding giving rise to the note-holders' interest was included in operational borrowings attributable to shareholder-financed operations. Following the disposal of Egg, the Group no longer holds these balances.

  Insurance Groups Directive

        As at December 31, 2007, Prudential met the requirements of the Insurance Groups Directive ("IGD"). The Insurance Groups Directive is discussed in greater detail in Item 4, "Information on the Company—UK Supervision and Regulation".

Derivative Financial Instruments and Commitments

        During the normal course of business Prudential enters into various arrangements in order to increase liquidity and decrease certain risks. These have included a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps, such as interest rate swaps, cross-currency swaps, swaptions and credit default swaps.

        All over-the-counter derivative transactions are conducted under standardized ISDA (International Swaps and Derivatives Association Inc) master agreements and Prudential has collateral agreements between the individual group entities and relevant counterparties in place under each of these market master agreements.

        These derivatives are used for efficient portfolio management to obtain cost effective and efficient exposure to various markets in accordance with Prudential's investment strategies and to manage exposure to interest rate, currency, credit and other business risks.

        The UK insurance operations use various currency derivatives in order to limit volatility due to foreign currency exchange rate fluctuations arising on securities denominated in currencies other than sterling. In addition, total return swaps and interest rate swaps are held for efficient portfolio management.

        As part of the efficient portfolio management of the PAC with-profits fund, the fund may, from time to time, invest in cash-settled forward contracts over Prudential plc shares, which are accounted for consistently with the other derivatives. This is in order to avoid a mismatch of the with-profits investments portfolio with the investment benchmarks set for its equity-based investment funds. The contracts will form part of the long-term investments of the with-profits fund. These contracts are subject to a number of limitations for legal and regulatory reasons.

        Some of Prudential's products, especially those sold in the United States, have certain features linked to equity indices. A mismatch between product liabilities and the performance of the underlying assets exposes the group to equity index risk. In order to mitigate this risk, the relevant business units purchase swaptions, equity options and futures to match asset performance with liabilities under equity-indexed products.

        Jackson and some of the UK operations hold large amounts of interest-rate sensitive investments that contain credit risks on which a certain level of default is expected. These entities have purchased swaptions in order to manage the default risk on certain underlying assets to reduce the amount of regulatory capital held to support the assets.

        Jackson uses the following types of derivatives:

  •
  interest rate swaps which generally involve the exchange of fixed and floating payments over the life of the agreement without an exchange of the underlying principal amount. These agreements are used for hedging purposes;

  •
  forwards which consist of interest spreadlock agreements, in which Jackson locks in the forward interest rate differential between a swap and the corresponding US Treasury security. The forwards are held as a hedge of corporate spreads;

  •
  put-swaption contracts which provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. Jackson purchases and writes put-swaptions with maturities up to 10 years. On a net basis, put-swaptions hedge against significant upward movements in interest rates;

  •
  equity index futures contracts and equity index call and put options which are used to hedge Jackson's obligations associated with its issuance of fixed indexed immediate and deferred annuities and certain variable annuity guarantees. These annuities and guarantees contain embedded options which are fair valued for financial reporting purposes;

  •
  total return swaps in which Jackson receives equity returns or returns based on reference pools of assets in exchange for short-term floating rate payments based on notional amounts, are held for both hedging and investment purposes;

  •
  cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps and equity index swaps, are entered into for the purpose of hedging Jackson's foreign currency denominated funding agreements supporting trust instrument obligations;

  •
  spread cap options which are used as a macro-economic hedge against declining interest rates. Jackson receives quarterly settlements based on the spread between the two-year and the 10-year constant maturity swap rates in excess of a specified spread; and

  •
  credit default swaps, which represent agreements under which Jackson has purchased default protection on certain underlying corporate bonds held in its portfolio. These contracts allow Jackson to sell the protected bonds at par value to the counterparty in the event of their default in exchange for periodic payments made by Jackson for the life of the agreement.

        Jackson has unfunded commitments of £181 million and £104 million related to its investments in limited partnerships and commercial mortgage loans, respectively, at December 31, 2007. These reflect on demand contractual commitments to fund further investments.

Contractual Obligations

        Contractual obligations with specified payment dates at December 31, 2007 were as follows:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	£m	£m	£m	£m	£m
Policyholder liabilities(a)	365,239	16,883	32,944	33,742	281,670
Long-term debt	6,560	2,721	333	198	3,308
Capital lease obligations	102	5	22	—	75
Operating lease obligations	275	38	92	34	111
Purchase obligations(b)	349	349	—	—
Obligations under funding, securities lending and sale and repurchase agreements	4,081	4,081	—	—	—
Other long-term liabilities(c)	4,011	3,707	210	94	—

Total	380,617	27,784	33,601	34,068	285,164

Reconciliation to balance sheet:	£m	£m
Total contractual obligations per above		380,617
Difference between policyholder liabilities per above (based on undiscounted cash flows) and total policyholder liabilities and unallocated surplus of with-profits funds per balance sheet:
Total policyholder liabilities and unallocated surplus of with-profits funds per balance sheet	190,569
Policyholder liabilities (undiscounted) per above	(365,239)	(174,670)

Other short-term/non-contractual obligations:
Current tax liabilities	1,237
Deferred tax liabilities	3,475
Accruals and deferred income	599
Other creditors (excluding capital and operating lease obligations and purchase obligations)	1,020
Other liabilities	1,871	8,202

Other items		(708)

Total liabilities per balance sheet		213,441

(a)
Amounts shown in respect of policyholder liabilities represent estimated undiscounted cash flows for the Group's life assurance contracts. In determining the projected payments, account has been taken of the contract features, in particular that the amount and timing of policyholder benefit payments reflect either surrender, death, or contract maturity. In addition, the undiscounted amounts shown include the expected payments based on assumed future investment returns on assets backing policyholder liabilities. The projected cash flows exclude the unallocated surplus of with-profits funds. At December 31, 2007, on the IFRS basis of reporting the unallocated surplus was £14,351 million. The unallocated surplus represents the excess of assets over liabilities, including policyholder "asset share" liabilities, which reflect the amount payable under the realistic Peak 2 reporting regime of the FSA. Although accounted for as a liability, as permitted by IFRS 4, there is currently no expected payment date for the unallocated surplus.

(b)
Comprising unfunded commitments for investments in limited partnerships of £181 million, unfunded commitments related to mortgage loans of £104 million and commitments to purchase and develop investment properties of £64 million.

(c)
Amounts due in less than one year include amounts attributable to unit holders of consolidated unit trusts and similar funds of £3,556 million.

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

        At December 31, 2007 and 2006, Prudential Assurance's long-term fund assets in excess of its capital requirements were £26,866 million and £24,002 million, respectively. The "with-profits insurance capital component" of the enhanced capital requirement, at December 31, 2007, amounted to £16,369 million (2006: £15,042 million).

M&G

        The principal liquidity source for M&G is fee income for managing retail, institutional and the internal investment funds of Prudential's UK operations. The principal liquidity requirements are for operating expenses and to facilitate the investment activities of Prudential Capital as referred to in note E2 to the consolidated financial statements. Amounts are distributed to the parent company after considering capital requirements. Capital requirements are driven by the regulatory stipulations based on fixed operating expenses and other operating considerations. At December 31, 2007, M&G met the relevant regulatory requirements.

US Life Insurance

        The liquidity sources for Jackson are its cash, short-term investments and publicly traded bonds, premium income, deposits received on certain annuity and institutional products, investment income, reverse repurchase agreements, utilization of a short-term borrowing facility with the Federal Home Loan Bank of Indianapolis and capital contributions from the parent company.

        Liquidity requirements are principally for purchases of new investments and businesses, repayment of principal and interest on intercompany debt, payments of interest on surplus notes, funding of insurance product liabilities, including payments for policy benefits, surrenders, maturities and new policy loans and funding of expenses, including payment of commissions, operating expenses and taxes. At December 31, 2007, Jackson's outstanding notes and bank debt included:

  •
  $250 million of short-term notes maturing in 2008,

  •
  $17.4 million of collateralized loans maturing in 2008,

  •
  a $32 million unsecured cash advance from Prudential due in 2008,

  •
  $4 million of non-investment grade debt issued by variable interest entities maturing by 2013,

  •
  $250 million of surplus notes maturing in 2027.

        Significant increases in interest rates and disintermediation can create sudden increases in surrender and withdrawal requests by policyholders and contract holders. Other factors that are not directly related to interest rates can also give rise to disintermediation risk, including but not limited to changes in ratings from rating agencies, general policyholder concerns relating to the life insurance industry (e.g., the unexpected default of a large, unrelated life insurer) and competition from other products, including non-insurance products such as mutual funds, certificates of deposit and newly developed investment products. Most of the life insurance, annuity and institutional products Jackson offers permit the policyholder or contract holder to withdraw or borrow funds or surrender cash values, although some include policy restrictions such as surrender charges and market value adjustments to discourage early withdrawal of policy and contract funds. At December 31, 2007, approximately $10.3 billion of policy and contract funds had no surrender charge or market value adjustment restrictions.

        Jackson uses a variety of asset-liability management techniques to provide for the orderly provision of cash flow from investments and other sources as policies and contracts mature in accordance with their normal terms. Jackson's principal sources of liquidity to meet unexpected cash outflows associated with sudden and severe increases in surrenders and withdrawals are its portfolio of liquid assets and its net operating cash flows. At December 31, 2007, the portfolio of cash, short-term investments and publicly traded bonds and equities amounted to $29.4 billion. Operating net cash inflows for Jackson in 2007 were $1.9 billion. Prudential believes that these liquidity sources are sufficient to satisfy the company's liquidity needs.

        At December 31, 2007, the statutory capital and surplus of Jackson was $4.0 billion, which was in excess of the requirements set out under Michigan insurance law. As described in Item 4, "Information on the Company—Supervision and Regulation of Prudential—US Supervision and Regulation", Jackson is also subject to risk-based capital guidelines that provide a method to measure the adjusted capital that a life insurance company should have for regulatory purposes, taking into account the risk characteristics of the Company's investments and products. At December 31, 2007, Jackson's total risk based capital ratio under the National Association of Insurance Commissioners' definition exceeded model act standards.

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

        Net cash inflows (outflows) in 2007 were £1,138 million from operating activities, £(719) million from investing activities, and £(579) million from financing activities. In 2006, net cash inflows (outflows) were £2,209 million from operating activities, £(102) million from investing activities, and £(522) million from financing activities. In 2005, net cash inflows (outflows) were £(199) million from operating activities, £30 million from investing activities, and £(678) million from financing activities.

        The Group held cash and cash equivalents of £4,951 million at December 31, 2007 compared with £5,071 million and £3,586 million at December 31, 2006 and 2005, respectively.

Item 6. Directors, Senior Management and Employees

        The Prudential Board of directors consists of 15 directors following the conclusion of the Annual General Meeting that was held on May 15, 2008. Since January 2007, the following Board changes have taken place: Roberto Mendoza ceased to be a director on May 17, 2007. Sir Winfried Bischoff and Ann Godbehere were appointed as directors on August 2, 2007 and Tidjane Thiam was appointed as a director on March 25, 2008. Philip Broadley ceased to be Group Finance Director with effect from March 25, 2008, but remained on the Board as an executive director until the conclusion of the Annual General Meeting on May 15, 2008.

        Set forth below are the names, ages, positions, business experience and principal business activities performed by the current directors of Prudential, as well as the dates of their initial appointment as directors. Ages given are as at March 31, 2008.

Sir David Clementi FCA MBA (Age 59)
Chairman and Chairman of the Nomination Committee

        Sir David Clementi has been Chairman of Prudential since December 2002. In 2005, Sir David was appointed as President of the Investment Property Forum. In 2003, he joined the Financial Services Authority's Financial Capability Steering Group, and was appointed by the Secretary of State for Constitutional Affairs to carry out a review of the regulation of legal services in England and Wales, which was completed in 2004. Since 2003, he has been a non-executive director of Rio Tinto plc. In addition, Sir David is a Trustee of the Royal Opera House, and with effect from May 23, 2008, he will also be a non-executive director of Foreign & Colonial Investment Trust PLC. From 1997 to 2002, he was Deputy Governor of the Bank of England. During this time, he served as a member of the Monetary Policy Committee and as a non-executive director of the Financial Services Authority. From 1975 to 1997, he worked for the Kleinwort Benson Group, latterly as Chief Executive.

Mark Tucker ACA (Age 50)
Group Chief Executive

        Mark Tucker was re-appointed as an executive director in May 2005, when he also became Group Chief Executive. From May 2004 to March 2005 he was Group Finance Director, HBOS plc and director of Halifax plc. Previously, Mark was an executive director of Prudential from 1999 to 2003, and from 1993 to 2003 he was Chief Executive of Prudential Corporation Asia, and also held senior positions in Prudential's businesses in the UK and US. Mark first joined Prudential in 1986, having previously been a tax consultant at PriceWaterhouse UK in London.

Tidjane Thiam (Age 45)
Chief Financial Officer

        Tidjane Thiam has been an executive director of Prudential and Chief Financial Officer since March 25, 2008. He was previously Chief Executive Officer, Europe at Aviva, where he also held successively the positions of Group Strategy and Development Director and Managing Director, Aviva International. Prior to that, Tidjane was a partner with McKinsey & Company in France and one of the leaders of their Financial Institutions practice, focusing on insurance companies and banks. Earlier in his career, he spent a number of years in Africa where he was Chief Executive and then Chairman of the National Bureau for Technical Studies and Development in Cote d'Ivoire and a cabinet member as Minister of Planning and Development. He is a non-executive director of Arkema in France, a member of the Council of the Overseas Development Institute (ODI) in London and a sponsor of Opportunity International, a charity focusing on microfinance in developing countries.

Clark Manning FSA MAAA (Age 49)
Executive director

        Clark Manning has been an executive director of Prudential since January 2002. He is also President and Chief Executive Officer of Jackson National Life. He was previously Chief Operating Officer, Senior Vice President and Chief Actuary of Jackson National Life, which he joined in 1995. Prior to that, he was Senior Vice President and Chief Actuary for SunAmerica Inc, and prior to that Consulting Actuary at Milliman & Robertson Inc. Clark has more than 25 years' experience in the life insurance industry, and holds both a bachelor's degree in actuarial science and an MBA from the University of Texas. He also holds professional designations of Fellow of the Society of Actuaries (FSA) and Member of the American Academy of Actuaries (MAAA).

Michael McLintock (Age 47)
Executive director

        Michael McLintock has been an executive director of Prudential since September 2000. He is also Chief Executive of M&G, a position he held at the time of M&G's acquisition by Prudential in 1999. Michael joined M&G in 1992. He is also a non-executive director of Close Brothers Group plc.

Nick Prettejohn (Age 47)
Executive director

        Nick Prettejohn has been an executive director of Prudential and Chief Executive, Prudential UK and Europe since January 2006. He is also a board member of the ABI, Chairman of the Financial Services Practitioner Panel (having previously been Deputy Chairman), and a board member of the Royal Opera House. Previously, he was Chief Executive of Lloyd's of London from 1999 until 2005. Nick joined the Corporation of Lloyd's in 1995 as Head of Strategy, and played a key role in the Reconstruction and Renewal process, which reorganized Lloyd's after the losses of the late 1980s and early 1990s. Following the successful completion of the reorganization in 1996, he became Managing Director of Lloyd's Business Development Unit and in 1998 he also assumed responsibility for Lloyd's North America business unit. Prior to his appointment to Lloyd's, Nick was responsible for corporate strategy at National Freight Corporation plc, and prior to that he was a partner at management consultants Bain and Co and a director of private equity company Apax Partners.

Barry Stowe (Age 50)
Executive director

        Barry Stowe has been an executive director of Prudential since November 2006, and Chief Executive, Prudential Corporation Asia since October, 2006. Previously, he was President, Accident & Health Worldwide for AIG Life Companies. He joined AIG in 1995, and prior to that was President and CEO of NISUS, a subsidiary of Pan-American Life, from 1992-1995. Prior to NISUS, Barry spent 12 years at Willis Corroon in the US.

Sir Winfried Bischoff (Age 66)
Non-executive director

        Sir Winfried Bischoff has been a non-executive director of Prudential since August 2, 2007. Sir Win has been Chairman of Citi Europe and a Member of The Management, Operating and Business Heads Committees of Citigroup Inc. since May 2000. He was Acting Chief Executive Officer of Citigroup Inc. from November 5, 2007 to December 11, 2007, when he was appointed Chairman of Citigroup Inc. In addition, Sir Win is Chairman of the European Advisory Board of Citigroup Inc., and has been a non-executive director of The McGraw-Hill Companies, New York and of Eli Lilly and Company, Indianapolis since June 2000. Prior to that, Sir Win joined the Company Finance Division of J. Henry

Schroder & Co. Limited, London, in 1966 and in 1971, he was appointed as Managing Director of Schroders Asia Limited, Hong Kong. He returned to London in January 1983, and was appointed Chairman of J. Henry Schroder & Co. in October 1983. Sir Win was appointed Group Chief Executive of Schroders plc in December 1984 and as Chairman of Schroders plc in May 1995, until the acquisition of Schroders, an investment banking business, by Citigroup Inc. in May 2000. In addition, Sir Win was a non-executive director of Cable and Wireless plc from 1991 and Deputy Chairman from 1995 to 2003. His other non-executive directorships included: IFIL Finanziaria di Partecipazioni SpA, Italy (1999-2004), Siemens Holdings Plc (2001-2003), Land Securities (1999-2008) and Akbank T.A.S. (2007-2008).

Keki Dadiseth FCA (Age 62)
Non-executive director and member of the Remuneration Committee

        Keki Dadiseth has been a non-executive director of Prudential since April 2005. During 2006, he was appointed as a non-executive director of ICICI Prudential Life Assurance Company Limited and ICICI Prudential Trust Limited. He is also a member of the Advisory Board of Marsh & McLennan Companies Inc. and an International Advisor to Goldman Sachs. In addition, Keki is a director of Nicholas Piramal Limited, Siemens Limited, Britannia Industries Limited and The Indian Hotels Company Limited, all quoted on the Bombay Stock Exchange. He is also a director of the Indian School of Business and acts as a trustee of a number of Indian charities. Before he retired from Unilever in 2005, he was Director, Home and Personal Care, responsible for the HPC business of Unilever worldwide, a Board member of Unilever PLC and Unilever N.V. and a member of Unilever's Executive Committee. He joined Hindustan Lever Ltd in India in 1973.

Michael Garrett (Age 65)
Non-executive director and member of the Remuneration Committee

        Michael Garrett has been a non-executive director of Prudential since September 2004. He worked for Nestlé from 1961, becoming Head of Japan (1990 - 1993), and then Zone Director and Member of the Executive Board, responsible for Asia and Oceania, and in 1996 his responsibilities were expanded to include Africa and the Middle East. Michael retired as Executive Vice President of Nestlé in 2005. He served the Government of Australia as Chairman of the Food Industry Council and as a Member of the Industry Council of Australia, and was also a member of the Advisory Committee for an APEC (Asia-Pacific Economic Cooperation) Food System, a Member of The Turkish Prime Minister's Advisory Group and the WTO (World Trade Organization) Business Advisory Council in Switzerland. Michael remains a director of Nestlé in India and was appointed Chairman of the Evian Group in 2001, a think tank and forum for dialogue promoting free trade. He also serves as a non-executive director on the boards of the Bobst Group Switzerland and Hasbro Inc. in the USA and Gottex Fund Management Holdings Limited in Guernsey. In addition he is a member of the Finance and Performance Review Committee of The Prince of Wales International Business Leaders Forum (IBLF), as well as a Member of the Swaziland International Business Advisory Panel under the auspices of the Global Leadership Foundation (GLF) London.

Ann Godbehere FCGA (Age 52)
Non-executive director and member of the Audit Committee

        Ann Godbehere has been a non-executive director of Prudential since August 2, 2007, and has been a member of the Audit Committee since October 1, 2007. She began her career in 1976 with Sun Life of Canada, joining Mercantile & General Reinsurance Group in 1981, where she held a number of management roles rising to Senior Vice President and Controller for life and health and property/casualty businesses in North America in 1995. In 1996, Swiss Re acquired Mercantile & General Reinsurance Group, and Ann became Chief Financial Officer of Swiss Re Life & Health, North America. In 1997, she was made Chief Executive Officer of Swiss Re Life & Health, Canada. She moved to

London as Chief Financial Officer of Swiss Re Life & Health Division in 1998 and joined the Property & Casualty Business Group, based out of Zurich, as Chief Financial Officer on its establishment in 2001. In 2003, she was appointed Chief Financial Officer of the Swiss Re Group. Ann is also a non-executive director of Ariel Holdings Limited, Atrium Underwriting plc and Atrium Underwriting Limited, and Chief Financial Officer of Northern Rock.

Bridget Macaskill (Age 59)
Non-executive director, Chairman of the Remuneration Committee, and member of the Nomination Committee

        Bridget Macaskill has been a non-executive director of Prudential since September 2003. Bridget rejoined the Board of Prudential having previously resigned due to a potential conflict of interest in 2001. She has been a member of the Remuneration Committee since 2003 and became Chairman of the Remuneration Committee in May 2006. Bridget is a non-executive director of the Federal National Mortgage Association (Fannie Mae) and was previously also a non-executive director of Scottish & Newcastle PLC and J Sainsbury Plc. Prior to that she spent 18 years at OppenheimerFunds Inc, a major New York based investment management company, the final 10 years of which she was Chief Executive Officer.

Kathleen O'Donovan ACA (Age 50)
Non-executive director and Chairman of the Audit Committee

        Kathleen O'Donovan has been a non-executive director of Prudential since May 2003. She has been a member of the Audit Committee since 2003 and became Chairman of the Audit Committee in May 2006. Kathleen is a non-executive director and Chairman of the Audit Committees of Great Portland Estates PLC and Trinity Mirror plc, and a non-executive director of ARM Holdings plc. She is also Chairman of the Invensys Pension Scheme. Previously, she was a non-executive director and Chairman of the Audit Committees of the EMI Group plc and the Court of the Bank of England, and a non-executive director of O2 plc. Prior to that, Kathleen was Chief Financial Officer of BTR and Invensys, and before that she was a partner at Ernst & Young.

James Ross (Age 69)
Senior Independent Non-executive Director and member of the Remuneration and Nomination Committees

        James Ross has been a non-executive director since May 2004 and the Senior Independent Director since May 2006. He holds non-executive directorships with McGraw Hill in the United States and Schneider Electric in France. He is also Chairman of the Leadership Foundation for Higher Education and of the Liverpool School of Tropical Medicine. James was previously a non-executive director of Datacard Inc in the United States, and prior to that Chairman of National Grid plc and Littlewoods plc. He was also Chief Executive of Cable and Wireless plc and Chairman and Chief Executive of BP America Inc., and a Managing Director of the British Petroleum Company plc.

Lord Turnbull KCB CVO (Age 63)
Non-executive director and member of the Audit Committee

        Lord Turnbull has been a non-executive director of Prudential since May 2006, and a member of the Audit Committee since January 2007. He entered the House of Lords as a Life Peer in 2005. In 2002, he became Secretary of the Cabinet and Head of the Home Civil Service until he retired in 2005. Prior to that, he held a number of positions in the civil service, including Permanent Secretary at HM Treasury; Permanent Secretary at the Department of the Environment (later Environment, Transport and the Regions); Private Secretary (Economics) to the Prime Minister; and Principal Private Secretary to Margaret Thatcher and then John Major. He joined HM Treasury in 1970. Lord Turnbull is a non-executive director of Frontier Economics Ltd and The British Land Company PLC, and was formerly a non-executive director of the Arup Group. He also works part-time as a Senior Adviser to the London partners of Booz Allen Hamilton (UK).

        The Board has determined, and does so annually, that all of its non-executive directors are independent under UK governance standards. In addition, the Board affirms annually the independence of its Audit Committee members under applicable US legislation.

Other Executive Officers

        The heads of Prudential's business units, Prudential UK, M&G, Jackson and Prudential Corporation Asia are also directors of Prudential, as set forth above. For information relating to the compensation paid or accrued to all Prudential directors see below.

Service Contracts

Chairman's letter of appointment and benefits

        The Chairman, Sir David Clementi, is paid an annual fee and has a contractual notice period of 12 months by either party. The Chairman participates in a medical insurance scheme, has life assurance cover of four times his annual fees in lieu of death in service and has the use of a car and driver. He is entitled to a supplement to his fees, intended for pension purposes. He is not a member of any Group pension scheme providing retirement benefits. His annualized fee as at January 1, 2008 is £520,000 and his pension allowance is 25% of his fees.

Directors' service contracts and letters of appointment

        Executive directors have contracts that terminate on their normal retirement date. Following the new Age Discrimination legislation in the UK, the normal retirement date for the executive directors except Clark Manning was changed to the date of their 65th birthday. The normal retirement date for Clark Manning is the date of his 60th birthday.

        The normal notice of termination the Company is required to give executive directors is 12 months. Accordingly, in normal circumstances the director would be entitled to one year's salary and benefits in respect of the notice period on termination. Additionally, outstanding awards under annual and long-term incentive plans will vest depending on the circumstances and according to the rules of the plans. When considering any termination of a service contract, the Remuneration Committee will have regard to the specific circumstances of each case, including a director's obligation to mitigate his loss.

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

        Non-executive directors do not have service contacts but are appointed pursuant to letters of appointment with notice periods of six months without liability for compensation.

Tidjane Thiam

        Tidjane Thiam joined Prudential on March 25, 2008 as Chief Financial Officer and a member of the Board.

        Tidjane Thiam's remuneration is set out in the following table:

			Annual Incentive Plan	Group Performance Share Plan
Director		Annual Salary
	Role		Maximum	Maximum
Tidjane Thiam	Chief Financial Officer	£650,000	110%	160%

        His benefits are a non-pensionable allowance of £10,000 per annum, in lieu of a company car allowance, medical insurance for himself and his family and the use of a car and driver. Additionally a salary supplement for pension purposes of 25 per cent of his salary and life assurance of four times his annual salary on death in service are provided.

        In order to compensate him for the loss of his 2007 bonus, it was necessary to provide Tidjane Thiam with a cash payment of £325,000 on joining and an award of shares to be deferred for three years with a value of £325,000.

        A guarantee has also been provided that his bonus for 2008 will not be less than 100% of his salary. Any amount of bonus paid which is greater than 50% of his salary will be awarded in shares which are deferred for three years. Under the current remuneration policy, an award of 160% of his salary will be made under the Group Performance Share Plan ("GPSP"). For 2008, in recognition of his appointment he will be made a double award under the GPSP totaling 320% of his annual salary.

        In order to compensate for the loss of outstanding deferred share awards under annual incentive plans and long term awards with his previous employer, Tidjane Thiam received cash sums totaling £650,631 and restricted share awards over a total of 196,111 shares with the awards vesting in March 2009 and 2010.

Philip Broadley

        Philip Broadley resigned in 2007. In view of his flexibility in agreeing a leaving date after the 2008 Annual General Meeting and for his agreement to act as a consultant for six months following his leaving date, the Remuneration Committee agreed the following:

  •
  a total payment of £507,105 to be paid in two tranches in June and December 2008;

  •
  medical insurance and life assurance cover for six months after his leaving date;

  •
  treatment as a "good leaver" in respect of his outstanding share awards. The deferred share awards under his 2006 and 2007 annual incentive plans were released on his leaving and his outstanding long term incentive awards will vest according to the rules of the plans in the same way as other recipients of awards, but pro-rated where appropriate for the time he worked during the performance period.

        All of the above payments after June 2008 are subject to his continuing to be available for consultancy for six months after his leaving date and subject to his compliance with non-solicitation and confidentiality conditions.

Compensation

        In 2007 the aggregate compensation that Prudential paid or accrued to all Prudential executive directors was £13,122,128 including performance related bonuses paid to executive directors and executive officers and an aggregate pension contribution of £1,163,687 and provision for future benefits.

Remuneration

	Salary/ Fees	Bonus	Benefits*	Cash supplements for pension purposes**	Total Emoluments 2007	Value of releases from LTIPs in respect of performance periods ending 31 December 2007****
	£000	£000		£000	£000	£000
Chairman
Sir David Clementi	508	—	41	127	676

Executive directors
Philip Broadley	567	590	56	153	1,366	814
Clark Manning(1,2)	500	1,724	16	—	2,240	2,933
Michael McLintock(3)	320	1,780	48	—	2,148	1,280
Nick Prettejohn(4)	615	615	54	80	1,364	—
Barry Stowe(5,6)	500	500	140	125	1,265	—
Mark Tucker(7)	907	1,134	59	227	2,327	1,588

Total executive directors	3,409	6,343	373	585	10,710	6,615

Non-executive directors
Sir Winfried Bischoff (from August 2, 2007)	25				25
Keki Dadiseth(8)	81				81
Michael Garrett	66				66
Ann Godbehere (from August 2, 2007)	29				29
Bridget Macaskill	79				79
Roberto Mendoza (until May 17,2007)	24				24
Kathleen O'Donovan	98				98
James Ross	98				98
Lord Turnbull	73				73

Total non-executive directors	573				573

Overall total	4,490	6,343	414	712	11,959	6,615

*
Benefits include, where provided, cash allowances for cars, the use of a car and driver, medical insurance, security arrangements and expatriate benefits.

**
Pension supplements that are paid in cash are included in the table. The policy on pensions is described in the section on Pensions arrangements on page 166. The pension arrangements for current executive directors are described in the section on Directors' pensions and life assurance on page 175.

***
Value of LTIP releases is the total of cash paid plus, for shares released, the value of the released shares based on the share price at December 31, 2007. All executive directors participate in long-term incentive plans and the details of releases for awards with a performance period ending December 31, 2007 are provided in the footnotes to the table on share awards on pages 174 to 175. Executive directors' participation in all-employee plans are detailed on page 166.

Notes:

1.
A deferred share award from his 2007 annual bonus valued at $200,000 was made to Clark Manning. This is included in the 2007 bonus figure.

2.
Clark Manning's bonus figure excludes a contribution of £6,745 from a profit sharing plan, which has been made into a 401k retirement plan. This is included in the table on pension contributions on page 176.

3.
Michael McLintock's 2007 annual incentive contains a deferral element as described in the section on "Michael McLintock remuneration arrangements" on page 167. A deferred share award from his 2007 annual bonus valued at £640,000 was made to Michael McLintock. This is included in the 2007 bonus figure.

4.
A deferred share award from his 2007 annual bonus valued at £307,625 was made to Nick Prettejohn. This is included in the 2007 bonus figure.

5.
A deferred share award from his 2007 annual bonus valued at £250,000 was made to Barry Stowe. This is included in the 2007 bonus figure.

6.
Barry Stowe's benefits include those relating to his expatriate status including costs of £88,288 related to housing.

7.
A deferred share award from his 2007 annual bonus valued at £453,600 was made to Mark Tucker. This is included in the 2007 bonus figure.

8.
Keki Dadiseth was paid allowances totaling £9,400 in 2007 in respect of his accommodation expenses in London whilst on the Company's business, in lieu of reimbursing hotel costs as is the usual practice for directors who are not resident in the UK.

Executive director remuneration

        Total remuneration levels for executive directors are set by reference to the levels in their relevant markets and all pay data is externally provided.

        The structure for the remuneration of Prudential's Group Chief Executive and executive directors have not changed between 2007 and 2008, except in the case of Michael McLintock whose new arrangements are described in detail on page 167. The following table summarizing the structure includes the salaries of the executive directors from January 1, 2008 for information.

				Long Term Incentives
			Annual Incentive Plan	Group Performance Share Plan	Business Unit Performance Plan
Director		Annual Salary from January 1, 2008
	Role		Maximum	Maximum	Maximum
Philip Broadley	Group Finance Director	£567,100	110%	160%	n/a
Clark Manning(1)	Jackson President & CEO	$1,050,000	c320%	230%	230%
Michael McLintock(2)	Chief Executive M&G	£320,000	— (2)	100%	— (2)
Nick Prettejohn	CEO UK	£650,000	110%	130%	130%
Barry Stowe	CEO Asia	£550,000	110%	130%	130%
Mark Tucker	Group Chief Executive	£975,000	125%	200%	n/a

Notes:

(1)
In addition to the Annual Bonus Plan, Clark Manning participates in a 10% share of a senior management bonus pool based on the profits of Jackson. Clark Manning's annual bonus figure includes a notional figure for his participation in the senior management bonus pool reflecting exceptional performance.

(2)
The details for Michael McLintock's new arrangements are set out in the section on "Michael McLintock remuneration arrangements" below. Total remuneration is subject to an overriding cap such that his total remuneration should not be greater than 3% of M&G's annual IFRS profits.

Elements of remuneration

        Total remuneration for our executive directors is made up of the elements set out below. All elements are reviewed annually.

Element	Purpose	Measures	Practice
Salary	Provides part of the guaranteed element of remuneration necessary to recruit and retain the best people for our business.	Scope of role and market position, as well as individual's contribution and experience, taking into account total remuneration, market movement of salaries in comparator organizations.

		Market position compared with companies of similar size and complexity to Prudential, for example from the FTSE 50 for UK-based remuneration, UK-based asset management companies for M&G and US insurers for US-based remuneration.	The Remuneration Committee reviews salaries annually. Any changes in basic salary for the Group Chief Executive and the executive directors are effective from January 1.
Annual bonus	Rewards the achievement of business results and individual objectives in a given year.	Group financial measures Business unit financial measures and Individual contribution.
Executive directors have annual incentive plans based on the achievement of annual performance measures taken from the Company's business plans and individual contributions. Awards are payable in cash up to the following levels, and for any award above these levels in the form of deferred shares.

• Group Chief Executive—cash up to 75% of salary
• Group Finance Director and the Chief Executives of UK and Asia—cash up to 50% of salary
• Chief Executive of Jackson—cash up to 100% of salary
• Chief Executive of M&G—half of any award above £500,000 will be in the form of deferred shares (see the section on Michael McLintock's remuneration on page 167).

In all cases the deferred shares are normally only released after three years. Dividends accumulate for the benefit of award holders during the deferral period. Bonuses awarded are not pensionable.

In addition, the Chief Executive of Jackson receives a percentage of a cash-based senior management bonus pool determined by profits of Jackson for the year.
Long Term Incentive	Rewards related to achieving success for shareholders over a three year period.	Group—relative TSR performance against peer group. Business—internal measures which contribute to increasing shareholder capital.
All executive directors are provided with awards under the Group Performance Share Plan and those heading businesses have additional long term incentive plans relating to their businesses (the Business Unit Performance Plans or in the case of the Chief Executive of M&G the M&G Executive LTIP described on page 168). For full details of the plans for the other executive directors see the section on "Executive Directors' long-term incentive plans" on page 164.
All- employee share plans	Allows for all employees to participate in the success of the Company.	The structure of plans is determined by market practice and local legislation.	Executive directors are eligible to participate in all-employee plans on the same basis as other employees. Further details are set out in the section on "All-employee plans" on page 166.

Benefits	Provide another guaranteed element set at an appropriate level compared with peers.	Determined by market comparison/practice.
Executive directors receive certain benefits for example participation in medical insurance schemes, the provision of a cash allowance for a car and in some cases the use of a car and driver and security arrangements. No benefits are pensionable. Executive directors are entitled to participate in certain M&G investment products on the same terms as available to other members of staff.
Pension	Provides income in retirement.	Determined by market comparison/practice. No new executive directors appointed since June 2003 participate in defined benefit pension plans.
It is the Company's policy to provide efficient pension vehicles to allow executive directors to save for their retirement and to make appropriate contributions to their retirement savings plans. The level of company contribution is related to competitive practice in the executive directors' employment markets.

The executive directors' pension arrangements and life assurance provisions are set out in the "Directors' pensions and life assurance" section on pages 175 to 176.

Executive Directors' long term incentive plans

        All long-term incentive arrangements relating to executive directors have a performance period of three years. Shares released from all the company's long-term plans are currently purchased in the open market through a trust for the benefit of qualifying employees.

Group Performance Share Plan ("Group PSP")

        The Group PSP delivers shares to participants subject to performance over a three-year period. The performance measure for the award is Prudential's Total Shareholder Return ("TSR") performance over the performance period compared with the TSR performance of an index comprised of peer companies. TSR is measured on a local currency basis which is considered to have the benefits of simplicity and directness of comparison. The vesting schedule is set out in the following table and graph. The unvested portion of any award lapses. The Committee reviews the peer companies annually and for the 2007 awards decided to include Standard Life (which became a public company for the first time in 2006). No further changes were made to the comparator companies for the 2008 awards. Companies in the index for 2007 and 2008 are: Aegon, Allianz, Aviva, Axa, Friends Provident, Generali, ING, Legal & General, Manulife, Old Mutual and Standard Life.

Prudential's TSR relative to the index at the end of the performance period	Percentage of Award that vests
Less than index return	0%
Index return	25%
Index return × 110%	75%
Index return × 120%	100%

        The Remuneration Committee must also be satisfied that the quality of the Company's underlying financial performance justifies the level of award delivered at the end of the performance period and may adjust the vesting level accordingly at its discretion.

        To ensure close alignment with our shareholders' long-term interests, participants receive the value of reinvested dividends over the performance period for those shares that vest.

Business Unit Performance Plan ("BUPP")

        For executive directors with regional responsibilities, this plan delivers share and cash-based awards, subject to a three-year performance period. The performance measure under the BUPPs is Shareholder Capital Value (SCV) which is shareholders' capital and reserves on a European Embedded Value ("EEV") basis (using the EEV Principles for reporting adopted by European insurance companies) for each regional business unit. Payouts depend on the increase in SCV over the performance period, with the required growth rates being different for each of Prudential's business regions to reflect the relative maturity of the markets and the different business environments. The vesting schedules are set out in the table below. The unvested portion of any award lapses.

Business Unit Performance Plan

	Compound annual growth in Shareholder Capital Value over three years
Percentage of Award that vests
	UK	JNL	Asia
0%	<8%	<8%	<15%
30%	8%	8%	15%
75%	11%	10%	22.5%
100%	14%	12%	30%

        The Remuneration Committee must also be satisfied that the quality of the underlying financial performance of each business unit justifies the level of award delivered at the end of the performance period and may adjust vesting levels accordingly at its discretion.

        To ensure close alignment with our shareholders' long-term interests, participants receive the value of reinvested dividends over the performance period for those shares that vest.

        Prudential is intending to change its supplementary basis of reporting from European Embedded Value ("EEV") to Market Consistent Embedded Value ("MCEV"). The development of the MCEV Principles and Guidance by the CFO Forum of European Insurance Companies is currently at an advanced stage and they are likely to be issued by mid 2008.

        The Remuneration Committee will keep the targets for the awards under review to ensure that the vesting outcomes are not materially distorted either up or down by such a change.

        The M&G long-term incentive arrangements for Michael McLintock are discussed on page 168.

All-employee plans

        UK-based executive directors are eligible to participate in the Prudential HM Revenue and Customs (HMRC) approved UK Savings Related Share Option Scheme (SAYE scheme) and the Asia-based executive director can participate in the equivalent International SAYE scheme. The schemes allow employees to save towards the exercise of options over Prudential plc shares, at an option price set at the beginning of the savings period at a discount of up to 20 per cent to the market price. Savings contracts may be up to £250 per month for three or five years, or additionally in the UK scheme seven years. On maturity at the end of the set term, participants may exercise their options within six months of the end of the savings period and purchase Prudential plc shares. If an option is not exercised within six months, participants are entitled to a refund of their cash contributions plus interest if applicable under the rules. Shares are issued to satisfy options that are exercised. No options may be granted under the schemes if the grant would cause the number of shares which have been issued, or which remain issuable pursuant to options granted in the preceding 10 years under the scheme and other share option schemes operated by the Company, or which have been issued under any other share incentive scheme of the Company, to exceed 10 per cent of the Company's ordinary share capital at the proposed date of grant.

        UK-based executive directors are also eligible to participate in the Company's HMRC approved Share Incentive Plan which allows all UK-based employees to purchase shares of Prudential plc (partnership shares) on a monthly basis out of gross salary. For every four partnership shares bought, an additional matching share is awarded, which is purchased by Prudential on the open market. Dividend shares accumulate while the employee participates in the plan. Partnership shares may be withdrawn from the scheme at any time. If the employee withdraws from the plan within five years the matching shares are forfeited and if within three years, dividend shares are also forfeited.

Pensions policy

        The executive director employed in the United States is eligible to participate in a 401K approved pension scheme, on the same basis as all other US based employees, into which contributions of 6% of basic salary up to a maximum of $225,000, were made in 2007. He is also eligible to participate in the profit sharing element of Jackson's IRS-approved Defined Contribution Retirement Plan. The plan is an all-employee plan that provides eligible participants with annual profit sharing, depending on the financial results of Jackson for the plan year, with a maximum of 6 per cent of salary capped at $13,200 in 2007.

        The executive director employed in Asia is eligible to receive a 25 per cent salary supplement for pension purposes.

        UK executive directors are offered a combination of HMRC approved pension schemes and supplementary provisions. Participation in the HMRC approved pension schemes is on the same basis as other employees who joined at the same date as the executive director in question. For defined benefit schemes, our policy is to retain a notional scheme earnings cap, set at £108,600 and £112,800 for the 2006/07 and 2007/08 tax years respectively. No employees with employment offers after June 30, 2003 are eligible for membership of any defined benefit schemes.

        For UK executive directors hired after June 30, 2003, the Company's policy is to provide a supplement of 25 per cent of salary. This includes, where relevant, any Company contributions to the staff defined contribution pension plan, which UK executive directors would be eligible to join. This plan has no salary cap.

Changes from previous policy

        Apart from the change to Michael McLintock's 2007 LTIP award, which is detailed below, the only change to policy that was made in 2007 was an amendment to the rules covering deferred share awards from annual incentive plans, confirming that the shares would normally be made available at the end of the period and clarifying the treatment of leavers.

Michael McLintock remuneration arrangements

        In the 2006 accounts we indicated that the remuneration structures of Michael McLintock would be reviewed in 2007. As a result of this, an additional award was made under the current LTIP in 2007 and a new structure has been approved for 2008.

2007 Long Term Incentive Award

        As a result of this review, it was decided that Michael McLintock's remuneration was below market for the superior level of performance achieved in recent years. After consulting with shareholders, an LTIP award was made to Michael McLintock under the share section of the current M&G Chief Executive Long-Term Incentive Plan. This plan provides phantom M&G share awards, the value of which depends on the profit and fund performance of M&G over the performance period. The notional starting phantom share price is £1.00. The change in the phantom share price equals the change in M&G profit, modified by the investment performance of M&G over the performance period. For 2007 the face value of the share award was £1,333,000 with an expected value of £1,999,500. The value of the units after three years will be paid in cash.

Remuneration arrangements for 2008 onwards

        A full review of the remuneration arrangements for Michael McLintock was undertaken in 2007. Our major shareholders were consulted in October and November 2007 on the arrangements to apply from 2008.

Salary and benefits

        No change was made to Michael McLintock's salary which is set at a competitive level relative to the asset management sector. Additionally, there were no changes to the benefits.

Annual bonus

        Awards will be made based on M&G's performance both in absolute terms and relative to its peers with bonus amounts determined by an assessment of market competitive rewards for median and superior performance. In line with practice in the asset management sector there will be no specified maximum annual bonus award going forward. For 2008, we would not anticipate bonus levels to differ significantly from awards under the current plan for comparable levels of performance.

        Any bonus award up to £500,000 will be paid in cash and half of any bonus awarded over £500,000 will be in the form of an award of Prudential shares deferred for three years. Dividends will accumulate during the deferral period on any deferred shares. This deferral policy will be applied to awards from 2008, including the 2007 annual bonus award.

Long term incentive plans

  Group Performance Share Plan

        As in 2007, in 2008 an award of 100% of salary was made to Michael McLintock under the Group Performance Share Plan.

New M&G long term incentive plan

        Following shareholder approval, a new M&G Executive LTIP will be introduced. Under this plan, awards of phantom shares will be made. The phantom share price at vesting will be determined by the increase or decrease in M&G's profits over the three year performance period, with a notional starting share price of £1.00.

        The number of phantom shares in the award will depend on the performance of M&G in the financial year prior to the award being made and an assessment of Michael McLintock's contribution. Thus the award to be made in 2008 will be related to the business performance in 2007. For median performance, the new plan has been calibrated to provide a similar level of reward as the current plan. In recognition of M&G's strong performance in 2007, an award of phantom shares with a face value of £1,141,176 and an expected value of £1,940,000 will be made in 2008. This award is subject to shareholder approval of the plan.

        The number of phantom shares subject to the award will be adjusted at the end of the three year performance period to take account of the performance of M&G both in terms of appropriate levels of profitability and maintaining strong fund investment performance as follows:

Profit Growth

  •
  Awards will be scaled back based on profit performance achieved if profits in the third year are less than the average of the profits over the prior year and the performance period.

  •
  The scaling back will be on a straight line basis from 0 per cent to 100 per cent of the award between zero profit and the achievement of profits equal to the average.

  •
  No award will vest in the event of a loss or zero profit, irrespective of fund performance.

  •
  No adjustment will be made if the profits at the end of the third year are at least equal to the average of the profits over the prior year and the performance period.

Investment Performance

  •
  Where investment performance over the three year performance period is in the top two quartiles the number of phantom shares vesting will be enhanced. A sliding scale will apply up to 200% of the annual award, which is awarded when top quartile performance is reached.

  •
  Awards will be forfeited if investment performance is in the fourth quartile, irrespective of any profit growth.

        The value of the vested shares will be paid in cash after the end of the three year performance period.

        Should Michael McLintock leave the Group, the award will be forfeited unless he were termed a "good leaver" (for instance death, disability or ill health) in which case the award would vest but would be pro-rated based on the number of days employed compared with the total number of days in the performance period. The exit value would be based on the profits and investment performance at the end of the previous financial year.

        In the event of a change of control of the Company, the award will remain in place and vest at the end of the normal three year performance period. The exit value of the award will be underpinned at profit levels projected by the most recently adopted M&G business plan prior to the change of control. If Michael McLintock were to leave within 12 months of a change of control for reasons associated with the change a pro-rated award would vest.

Total remuneration limit

        In normal circumstances we would not expect Michael McLintock's total remuneration to exceed three per cent of M&G's IFRS profits, as currently defined for accounting purposes. Should the Committee ever wish to exceed this percentage it will consult with the Company's largest shareholders prior to making any awards and disclose in the Directors' Remuneration Report the reasons, in its opinion, the three percent cap should be exceeded.

Directors' shareholdings

Shareholding guidelines

        As a condition of serving, all executive and non-executive directors are currently required to have beneficial ownership of 2,500 ordinary shares in the Company. This interest in shares must be acquired within two months of appointment to the Board if the director does not have such an interest upon appointment.

        Executive directors should have a substantial shareholding which should be built up over a period of five years. Shares earned and deferred under the annual incentive plan are included in calculating the executive director's shareholding.

        Until the guideline is met, at least half the shares released from long-term incentive awards after tax should be retained by the executive director.

Guideline Shareholding policy—after five years
Philip Broadley	1 × salary
Clark Manning	1 × salary
Michael McLintock *	2 × salary
Nick Prettejohn	1 × salary
Barry Stowe	1 × salary
Mark Tucker *	2 × salary

*
with an interim target of 1 × salary after three years

Executive directors' non-executive director earnings

        Executive directors who are released to serve as non-executive directors of other external companies retain the earnings resulting from such duties. In 2007, Michael McLintock earned £48,542 from an external company. Other executive directors served as non-executive directors on the boards of companies in the educational and cultural sectors without receiving a fee for those services. See "—Board Practices—policy on external appointments".

Remuneration for 2007

        The following sections provide information on payments, outstanding conditional incentive awards and shares released in 2007 for each executive director.

Directors' outstanding long-term incentive awards

Share-based long-term incentive awards

        The section below sets out the outstanding share awards under the Restricted Share Plan, the Group Performance Share Plan and the awards under additional long-term plans for the executive directors who run specific businesses.

Share rights granted under the share-based long term incentive plans

Plan name	Year of initial award	Conditional share awards outstanding at January 1, 2007	Conditional awards in 2007	Market price at date of original award	Releases or rights (options) granted upon vesting in 2007	Conditional share awards outstanding at December 31, 2007		Date of end of performance period (December 31)
		(Number of shares)	(Number of shares)	(pence)	(Number of shares)	(Number of shares)
Philip Broadley
Restricted Share Plan	2004	210,713				—	(1)	2006
Restricted Share Plan	2005	182,983				182,983	(2)	2007
Group Performance Share Plan	2006	170,127				170,127	(3)	2008
Group Performance Share Plan	2007		147,559	745		147,559	(4)	2009

		563,823	147,559			500,669

Clark Manning
Restricted Share Plan	2004	196,174				—	(1)	2006
Restricted Share Plan	2005	163,352				163,352	(2)	2007
Group Performance Share Plan	2006	241,415				241,415	(3)	2008
Business Unit Performance Plan (share element)	2006	120,707				120,707		2008
Group Performance Share Plan	2007		191,140	745		191,140	(4)	2009
Business Unit Performance plan (share element)	2007		95,570	745		95,570		2009

		721,648	286,710			812,184

Michael McLintock
Restricted Share Plan	2004	67,429				—	(1)	2006
Restricted Share Plan	2005	58,555				58,555		2007
Group Performance Share Plan	2006	64,199				64,199	(3)	2008
Group Performance Share Plan	2007		52,040	745		52,040	(4)	2009

		190,183	52,040			174,794

Mark Norbom
Restricted Share Plan	2004	200,177				—	(1)	2006
Restricted Share Plan	2005	182,983				—	(5)	2007
Group Performance Share Plan	2006	144,648				—	(5)	2008
Business Unit Performance plan (share element)	2006	72,324				—	(5)	2008

		600,132				—

Nick Prettejohn
Group Performance Share Plan	2006	149,964				149,964	(4)	2008
Business Unit Performance Plan (share element)	2006	74,982				74,982		2008
Group Performance Share Plan	2007		130,071	745		130,071		2009
Business Unit Performance Plan (share element)	2007		65,035	745		65,035		2009

		224,946	195,106			420,052

Barry Stowe
Group Performance Share Plan	2007		105,706	745		105,706	(4)	2009
Business Unit Performance Plan (share element)	2007		52,853	745		52,853		2009

			158,559			158,559

Mark Tucker
Restricted Share Plan	2005	356,817				356,817	(2)	2007
Group Performance Share Plan	2006	337,044				337,044	(3)	2008
Group Performance Share Plan	2007		295,067	745		295,067	(4)	2009

		693,861	295,067			988,928

Cash rights granted under the Business Unit Performance Plan

Plan name	Year of initial award	Conditional awards outstanding at January 1, 2007	Conditional awards in 2007	Payments made in 2007	Conditional awards outstanding at December 31, 2007		Date of end of performance period (December 31)
		£000	£000	£000	£000
Clark Manning
Business Unit Performance Plan (Cash element)	2006	577			577		2008
Business Unit Performance Plan (Cash element)	2007		624		624		2009
Mark Norbom
Business Unit Performance Plan (Cash element)	2006	361			—	(5)	2008
Nick Prettejohn
Business Unit Performance Plan (Cash element)	2006	374			374		2008
Business Unit Performance Plan (Cash element)	2007		400		400		2009
Barry Stowe
Business Unit Performance Plan (Cash element)	2007		325		325		2009

Restricted Share Plan awards

        For Restricted Share Plan awards in 2004 and 2005, no rights were granted if the Company's TSR performance as ranked against the comparator group (those companies remaining out of the FTSE 100 at the beginning of the performance period) was at the 50th percentile or below. The maximum grant is made only if the TSR ranking of the Company is 20th percentile or above. Between these points, the size of the grant made is calculated on a straight line sliding scale. In normal circumstances, directors may take up their right to receive shares at any time during the following seven years.

2007 Awards

        The awards made under the Group Performance Share Plan and the Business Unit Performance Plan in respect of 2007 have a performance period from January 1, 2007 to December 31, 2009.

        In determining the 2007 conditional share awards the shares were valued at their average share price during the preceding calendar year, and the price used to determine the number of shares was 614.91pence.

Group Performance Share Plan

        Awards under the Group Performance Share Plan are described on page 164.

Business Unit Performance Plan

        Awards under the Business Unit Performance Plan are described on page 165.

Notes: Performance levels under current awards at December 31, 2007:

Note	Plan	Award year	Performance levels under current awards at December 31, 2007
1	Restricted Share Plan	2004	The ranking of the Company's TSR was ranked at 56th percentile at the end of the three year performance period ending on December 31, 2006 and as a result the 2004 awards lapsed.
2	Restricted Share Plan	2005
			The ranking of the Company's TSR at the end of the three year performance period ending on December 31, 2007 was 30th out of the remaining 85 companies in the FTSE 100 (35th percentile) and as a result it is anticipated that nil cost options over 62.5% of the maximum number of shares in each award will be made over 114,365 shares for Philip Broadley, 102,095 shares for Clark Manning, 36,597 shares for Michael McLintock and 223,011 shares for Mark Tucker.
3	Group Performance Share Plan	2006	At December 31, 2007 Prudential's TSR performance was 121.4 per cent of the TSR performance of the index. At this performance level, 100% of the maximum award would vest.
4	Group Performance Share Plan	2007	At December 31, 2007 Prudential's TSR performance was 113.1 per cent of the TSR performance of the index. At this performance level, 84% of the maximum award would vest.
5	Mark Norbom		The 2005 RSP, 2006 Group Performance Share Plan and 2006 Business Unit Performance Plan awards for Mark Norbom lapsed on the termination of his employment.

Business-specific cash-based long-term incentive plans

        Details of all outstanding awards under other cash-based long-term incentive plans up to and including 2007 are set out in the table below. The performance period for all awards is three years.

	Year of initial award	Face value of conditional awards outstanding at January 1, 2007	Conditionally awarded in 2007	Payments made in 2007	Face value of conditional awards outstanding at December 31, 2007	Date of end of performance period (December 31)
		£000	£000	£000	£000
Clark Manning
Business Cash LTIP	2004	1,295		2,013	—	2006
Business Cash LTIP	2005	1,295			1,295	2007

Michael McLintock
Phantom M&G options	2000	184		403	—	2002
Phantom M&G options	2001	368			368	2003
Phantom M&G options	2002	368			368	2004
Phantom M&G options	2003	368			368	2005
Phantom M&G options	2004	368			368	2006
Phantom M&G shares	2004	225		583	—	2006
Phantom M&G options	2005	368			368	2007
Phantom M&G shares	2005	225			225	2007
Phantom M&G options	2006	368			368	2008
Phantom M&G shares	2006	225			225	2008
Phantom M&G shares	2007		1,333		1,333	2009

Mark Norbom
Business Cash LTIP	2004	713		413	—	2006
Business Cash LTIP	2005	750			—	2007

Total cash payments made in 2007				3,412

Clark Manning

        In 2004 and 2005 Clark Manning participated in a cash-based long-term plan that rewards the growth in appraisal value of Jackson. The award payout equals an initial award value adjusted by the change in the Prudential plc share price over the performance period. In order for any award to be made under the 2005 plan, the growth rate over the performance period must be greater or equal to eight per cent compound growth per annum. At this level of performance, the initial award value is US$864,240. If the on-target performance level of 11.5 per cent per annum compound is achieved the initial award value is doubled. If the annual growth rate is at least 17.5 per cent, the payout increases to a maximum of three times the initial award value. For performance between these points, payouts are on a straight line sliding scale.

        For the 2004 award the results led to a payment of US$4,028,896. The face values of the awards for Clark Manning are converted at the average exchange rate for 2007 which was US$2.0015 = £1 (2006: $1.8430 = £1). For the 2005 Business Cash LTIP, the compound annual growth rate in appraisal value was 22.8 per cent and as a result a payment of $4,416,308 was made.

Michael McLintock

        Michael McLintock's 2004, 2005 and 2006 cash long-term incentive awards were under the M&G Chief Executive Long-Term Incentive Plan that provides a cash reward through phantom M&G share awards and options. For these awards, the phantom share price at the beginning of the performance period was £1. The change in the phantom share price equals the change in M&G profit, modified up or down by the investment performance of M&G, over the performance period. For each year the face value of the share award was £225,000 and the phantom option award had a face value of £367,800. Provided the phantom share options have value, they may be exercised in part or in full during annual exercise periods after three to seven years from the start of the performance period.

        For the 2004 award the phantom share price at the end of the performance period was £2.59. This resulted in a payment from the phantom share award of £582,750 and a phantom option award of 367,800 units. Michael McLintock did not exercise any of these options. For the 2005 award, the phantom share price at the end of the performance period was £2.34. This resulted in a payment of £526,500 from the share element of the award.

        Under the rules of Michael McLintock's 2000 phantom option award, a payment of £402,741 was made at the end of the seven year exercise period.

        Following consultations with shareholders an award with a face value of £1,333,000 was made in 2007 under the share element of the M&G Chief Executive Long-Term Incentive Plan.

Mark Norbom

        Mark Norbom's awards under the Business Cash LTIP for 2004 vested as a result of Asia's performance and a payment of £412,751 was made in 2007. On the termination of his employment his award under the 2005 Business Cash LTIP lapsed.

Other share awards

        The table below sets out the share awards that have been made to executive directors under their appointment terms and those deferred from annual incentive plan payouts. The values of the deferred share awards are included in the bonus and total figures in the Directors' Remuneration table on page 161. The number of shares is calculated using the average share price over the three business days commencing on the day of the announcement of the Group's annual financial results for the relevant year. For the 2006 awards, which were made in 2006, the average share price was 681.5 pence.

	Year of initial grant	Conditional share awards outstanding at January 1, 2007 (Number of shares)		Conditionally awarded in 2007 (Number of shares)	Scrip dividends accumulated (Number of shares)	Shares released in 2007 (Number of shares)	Conditional share awards outstanding at December 31, 2007 (Number of shares)		Date of end of restricted period	Shares released in 2007 (Number of shares)	Date of release	Market price at original date of award (pence)	Market price at date of vesting or release (pence)
Philip Broadley
Deferred 2003 annual incentive award	2004	6,387				6,387	—		December 31, 2006	6,387	March 15, 2007	502	675
Deferred 2005 annual incentive award[1]	2006	31,954			789		32,743		December 31, 2008
Deferred 2006 annual incentive award[1]	2007			31,100	768		31,686		December 31, 2009
Clark Manning
Deferred 2006 annual incentive award[1]	2007			9,100	224		9,324		December 31, 2009
Michael McLintock
Deferred 2003 annual incentive award	2004	57,121				57,121	—		December 31, 2006	57,121	March 15, 2007	502	675
Deferred 2004 annual incentive award	2005	93,750			2,317	96,067	—		December 31, 2007	96,0637	December 31, 2007	475	712
Deferred 2005 annual incentive award[1]	2006	84,779			2,095		86,874	[1]	December 31, 2008
Deferred 2006 annual incentive award[1]	2007			81,438	2,012		83,450		December 31, 2009
Mark Norbom
Awards under appointment terms[2]	2004	89,353				89,353	—		January 1, 2007	89,353	February 2, 2007	439	705.55
	2004	31,596					—		January 1, 2008
	2004	15,339					—		January 1, 2009
	2004	414,826				87,403	—		February 20, 2013	87,403	February 28, 2007	439	673.5
Deferred 2004 annual incentive award[1]	2005	33,965				33,965	—		December 31, 2007	33,965	February 8, 2007	475	715
Deferred 2005 annual incentive award[1]	2006	18,306	[2]			18,306	—		December 31, 2008	18,306	February 8, 2007	715.5	715
Nick Prettejohn
Awards under appointment terms[3]	2006	16,000				16,000	—		October 31, 2007	16,000	October 31, 2007	627.5	712.5
		5,500					5,500		October 31, 2008
Deferred 2006 annual incentive award[1]	2007			11,837	291		12,128		October 31, 2007
Barry Stowe
Awards under appointment terms[4]	2006	7,088				7,088	—		May 1, 2007	7,088	May 1, 2007	702	746
		7,088					7,088		May 1, 2008
		7,088					7,088		May 1, 2009
		28,706					28,706		September 1, 2009
		7,088					7,088		January 1, 2010
		2,110					2,110		May 1, 2010
Mark Tucker
Deferred 2005 annual incentive award[1]	2006	37,206			919		38,125		December 31, 2008
Deferred 2006 annual incentive award[1]	2007			72,302	1,786		74,088		December 31, 2009

1.
Under the annual bonus plans, the element of bonus for performance above target is made in the form of a share award deferred for three years.

2.
In 2007, a deferred share award from his 2006 annual bonus valued at £211,947 was made to Philip Broadley. Under the terms agreed on his leaving the company, the outstanding deferred awards to Philip Broadley will be released after his termination date.

3.
In 2007, a deferred share award from his 2006 annual bonus valued at $121,360 was made to Clark Manning. The exchange rate used was $1.8430 = £1.

4.
In 2007, a deferred share award from his 2006 annual bonus valued at £555,000 was made to Michael McLintock.

5.
In 2007, a deferred share award from his 2006 annual bonus valued at £80,673 was made to Nick Prettejohn

6.
In 2007, a deferred share award from his 2006 annual bonus valued at £492,744 was made to Mark Tucker.

7.
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

8.
In order to secure the appointment of Nick Prettejohn, he was awarded rights to Prudential plc shares that vest as set out in the table. In normal circumstances, releases are conditional on Nick Prettejohn being employed by Prudential at the date of vesting. If there is a change of control of Prudential he may be entitled to retain any unvested awards.

9.
In order to secure the appointment of Barry Stowe and to compensate him for the loss of substantial amounts of outstanding long-term remuneration from his former employer, he was awarded rights to Prudential plc American Depositary Receipts, that vest as set out in the table. The figures in the table are the equivalent number of Prudential plc shares (one American Depositary Receipt equals two Prudential plc shares). In normal circumstances, releases are conditional on Barry Stowe being employed by Prudential at the date of vesting. If there is a change of control of Prudential he may be entitled to retain any unvested awards.

In order to compensate for the loss of share options from his former employer, Barry Stowe was also awarded 1,255 Prudential plc ADRs in 2007.

Directors' pensions and life assurance

        The pensions policy is set out on page 166. Prudential's current practice in respect of pension arrangements for the current executive directors is set out below.

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

        Philip Broadley and Michael McLintock are entitled to supplements based on the portion of their basic salary not covered for pension benefits under a HMRC approved scheme. They are also provided with life assurance cover of four times salary.

        Nick Prettejohn is paid a salary supplement and he is a member of the staff defined contribution pension plan, which provides death in service benefits including life assurance of four times salary. The company contributions to the pension plan and his salary supplement are in total 25 per cent of his salary.

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

        Where supplements for pension purposes are paid in cash, the amounts are included in the table on Directors' Remuneration on page 161.

        Details of directors' pension entitlements under HMRC approved defined benefit schemes and supplements that are in the form of contributions to pension arrangements paid by the Company are set out in the following table.

				Additional pension earned during year ended December 31, 2006		Transfer value of accrued benefit at December 31(3)
	Age at December 31, 2007	Years of pensionable service at December 31, 2007	Accrued benefit at December 31, 2007	Ignoring inflation on pension earned to December 31, 2006(1)	Allowing for inflation on pension earned to December 31, 2006(2)	2007 B	2006 A	Amount of (B-A) less contributions made by directors during 2007	Contributions to pension and life assurance arrangements(4)
					(in £ Thousands)
Sir David Clementi	58	—	—	—	—	—	—	—	15
Philip Broadley	46	7	14	2	2	135	111	24	—
Clark Manning	49	—	—	—	—	—	—	—	15
Michael McLintock	46	15	38	3	4	435	397	25	91
Nick Prettejohn	47	—	—	—	—	—	—	—	74
Barry Stowe	50	—	—	—	—	—	—	—	—
Mark Tucker	50	—	—	—	—	—	—	—	11

Notes

(1)
As required by Stock Exchange Listing rules.

(2)
As required by the Companies Act remuneration regulations.

(3)
The transfer value equivalent has been calculated in accordance with Actuarial Guidance Note GN11.

(4)
Supplements in the form of cash are included in the Directors' Remuneration table on page 161.

        No enhancements to the retirement benefits paid to or receivable by directors or former directors other than the discretionary pension increases awarded to all pensioners have been made during the year.

        Total contributions to directors' pension arrangements including cash supplements for pension purposes were £1,163,687 (2006: £1,161,410) of which £166,557 (2006: £138,937) related to money purchase schemes.

Share Ownership

Directors' Shareholdings

        The current shareholding policy is that as a condition of serving, all executive and non-executive directors are required to have beneficial ownership of 2,500 ordinary shares in Prudential. This interest in shares must be acquired within one year. Annually the non-executive directors use the net value of £25,000 of their total annual gross fees to purchase shares in Prudential. Shares are purchased each quarter and are held at least until retirement from the Board.

        The interests of directors in ordinary shares of Prudential are shown below and include shares acquired under the Share Incentive Plan, the deferred annual incentive awards detailed in the table on other share awards under "—Other share awards" above, and interests in shares awarded on appointment. Awards that remain conditional under the Restricted Share Plan, Prudential Group Performance Share Plan, and Prudential Business Unit Performance Plan are excluded. The interests of directors in office at March 31, 2008 in ordinary shares of the Company are shown below. All interests are beneficial.

Name(1)	Holding as of March 31, 2008	Approximate Percentage of Ordinary Shares
Philip Broadley(2)	113,696	0.0047
Sir Winfried Bischoff	21,413	0.0009
Sir David Clementi	51,555	0.0021
Keki Dadiseth	22,362	0.0010
Michael Garrett	22,858	0.0010
Ann Godbehere	4,320	0.0002
Bridget Macaskill	17,482	0.0008
Clark Manning	52,060	0.0022
Michael McLintock	459,543	0.0187
Kathleen O'Donovan	14,803	0.0006
Nick Prettejohn	114,016	0.0047
James Ross	13,012	0.0006
Barry Stowe(3)	107,229	0.0044
Tidjane Thiam	201,112	0.0082
Mark Tucker	389,936	0.0158
Lord Turnbull	6,586	0.0003

(1)
Current information has not been provided on Roberto Mendoza because he was not a director at March 31, 2008 and Prudential does not maintain any information on his current shareholdings. On leaving Roberto Mendoza had an interest of 219,127 ordinary shares (at May 22, 2007).

(2)
The shares in the table include shares purchased under the Prudential Services Limited Share Incentive Plan together with Matching Shares (on a 1:4 basis) that will only be released if the employee remains in employment for three years. For Philip Broadley the total number of Matching Shares at March 31, 2008 was 177.

(3)
Barry Stowe's interest in shares includes 33,339 American Depositary Receipts (representing 66,678 ordinary shares).
        Prudential is not owned or controlled directly or indirectly by another corporation or by any government or by any other natural or legal person severally or jointly and Prudential does not know of any arrangements that might result in a change in Prudential's control.

        In addition, Prudential's directors and other executive officers held, as at March 31, 2008, options to purchase 9,111 shares, all of which were issued pursuant to Prudential's Savings-Related Share Option Scheme. These options and plans are described in more detail below under "—Options to Purchase Securities from Prudential" in this section.

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

Name(1)	Options outstanding at March 31, 2008	Exercise price (pence)(2)	Earliest exercise date	Latest exercise date
Mark Tucker	2,297	407	December 1, 2008	May 31, 2009
Michael McLintock	6,153	266	June 1, 2008	November 30, 2008
Nick Prettejohn	661	565	June 1, 2009	November 30, 2009
TOTAL	9,111

(1)
None of Sir David Clementi, Keki Dadiseth, Michael Garrett, Bridget Macaskill, Clark Manning, Barry Stowe, Kathleen O'Donovan, James Ross, Lord Turnbull, Sir Winfried Bischoff or Ann Godbehere holds options to purchase Prudential shares.

(2)
The market price of shares at April 30, 2008 was 690 pence. The highest and lowest share prices during 2007 were 810 pence and 619 pence, respectively.

Options to Purchase Securities from Prudential

        As of March 31, 2008, 8,851,874 options were outstanding, which Prudential issued under the Savings-Related Share Option Schemes. As of March 31, 2008 directors and other executive officers held 9,111 of such outstanding options. Except as described above in "—Outstanding Options of Directors and Other Executive Officers", each option represents the right of the bearer to subscribe for one share at a particular pre-determined exercise price at a pre-set exercise date.

        As of March 31, 2008, 5,308 options were outstanding under the Restricted Share Plan. Such outstanding options held by directors or other executive officers are included in the shares set forth under "—Senior Executives' Long-term Incentive Plans" in this section above.

        As of March 31, 2008, 2,259,400 shares were outstanding under the Prudential Jackson National Life US Performance Share Plan, none of which was held by directors or other executive officers.

        As of March 31, 2008, 8,678,584 shares were outstanding under other awards. Of those, 856,984 shares were outstanding under the Annual Incentive Plan, 780,938 shares were outstanding under the PruCap Deferred Bonus Plan, 1,118,833 shares were outstanding under the Asia Retention Plan, 472,248 shares were outstanding under the One Off Awards, 3,485,617 shares were outstanding under the Group Performance Share Plan and 1,963,964 shares were outstanding under the Business Unit Performance Plan. Such outstanding awards held by directors or other executive officers are included in the shares set forth under "—Senior Executives' Long-term Incentive Plans" in this section above.

        The aggregate proceeds that would arise if all outstanding options under the Savings-Related Share Option Schemes were exercised is £38 million. The latest expiration dates for exercise or release of the securities underlying the options or awards and the number of options or shares are set out in the table below.

Year of Expiration	Shares Outstanding Under the Prudential Jackson National Life US Performance Share Plan	Options Outstanding Under Restricted Share Plan	Options Outstanding Under Savings-Related Share Option Scheme	Shares Outstanding Under Other Awards	Total
	(In Millions)
2008	—	0.005	3.262	0.761	4.028
2009	0.853	—	2.468	2.978	6.299
2010	0.81	—	2.067	3.789	6.666
2011	0.596	—	0.52	0.472	1.588
2012	—	—	0.426	0.679	1.105
2013	—	—	0.069	—	0.069
2014	—	—	0.04	—	0.04

Total	2.259	0.005	8.852	8.679	19.795

Board Practices

        In accordance with Prudential's Articles of Association the Board may appoint up to 20 directors. Under Prudential's current Articles of Association, which were adopted by shareholders at the Annual General Meeting on May 15, 2008, and in line with UK corporate governance guidelines, all directors are required to submit themselves for re-election by shareholders every three years at an Annual General Meeting, and any director appointed by the Board will retire at the first Annual General Meeting following his or her appointment and offer himself or herself for election by shareholders. Prior to the adoption of the current Articles of Association there was an additional requirement for one third of directors to retire at each Annual General Meeting (which included those directors in office for three years since their election or last re-election, but did not include those being elected following appointment by the Board since the previous Annual General Meeting).

        Non-executive directors of Prudential are appointed initially for a three-year term, commencing with their election by shareholders at the first Annual General Meeting following their appointment by the Board. Each appointment is reviewed towards the end of this period against performance and the requirements of the Group's businesses. Non-executive directors are typically expected to serve for two three-year terms from initial election by shareholders, although the Board may invite them to serve for an additional period.

        Upon appointment, all directors embark upon a wide-ranging induction program covering, amongst other things, the principal bases of accounting for the Group's results, the role of the Board and its key committees, and the ambit of the internal audit and risk management functions. In addition, they receive detailed briefings on the Group's principal businesses, its product range, the markets in which it operates and the overall competitive environment. Other areas addressed include legal issues affecting directors of financial services companies, the Group's governance arrangements, its investor relations program, as well as its remuneration policies.

Directors' indemnities and protections

        The Company has arranged appropriate insurance cover in respect of legal action against directors and senior managers of companies within the Prudential Group. In addition, the Articles of Association of the Company permit the directors and officers of the Company to be indemnified in respect of liabilities incurred as a result of their office. Prudential also provides protections for directors and senior managers of companies within the Group against personal financial exposure they may incur in their capacity as such. These include qualifying third party indemnity provisions (as defined by the relevant UK Companies Act) for the benefit of directors of Prudential, including, where applicable, in their capacity as directors of other companies within the Group. These indemnities were in force during 2007 and remain in force.

Policy on external appointments

        Our executive directors may accept external directorships and retain any fees earned from those directorships, subject to prior discussion with the Group Chief Executive, and always provided this does not lead to any conflicts of interest. In line with UK governance standards, executive directors would be expected to hold no more than one non-executive directorship of a FTSE 100 company. A number of our executive directors hold directorships of companies in the arts and educational sectors, for which they do not receive any fees. One of our executive directors, Michael McLintock, serves on the board of Close Brothers Group plc for which he earns fees, see "—Compensation—executive directors' non executive directors earnings". The major commitments of executive directors are detailed in their biographies on pages 155 to 156.

Board committees

        The Board has established audit, remuneration and nomination committees as standing committees, with written terms of reference, which are kept under regular review. These committees are key elements of the Group's governance framework, and reports on each are included below:

Audit Committee

        This report sets out the responsibilities of the Group Audit Committee (the "Committee") and the activities carried out by the Committee during the year to meet its objectives.

Role of the Committee

        The Committee's principal responsibilities consist of oversight over financial reporting, internal control and risk management, and monitoring auditor independence. Its duties include gaining assurance on the control over financial processes and the integrity of the Group's financial reports, monitoring the performance, objectivity and independence of the external auditor, and reviewing the work of the internal auditor.

        In performing its duties, the Committee has access to employees and their financial or other relevant expertise across the Group and to the services of the Group-wide Internal Audit Director and the Company Secretary. The Committee may also seek external professional advice at the Group's expense.

        The Committee's terms of reference, which are set by the Board and kept under regular review, are available on our website at http://www.prudential.co.uk/prudential-plc/aboutpru/corporategovernance/. Alternatively, copies may be obtained upon request from the Company Secretary, at the Company's registered office.

Membership

        The Committee is comprised exclusively of independent non-executive directors of the Company, as set out below:

    Kathleen O'Donovan ACA (Chairman)
    Keki Dadiseth     FCA (until December 31, 2007)
    Ann Godbehere     FCGA (from October 1, 2007)
    James Ross     (until December 31, 2007)
    Lord Turnbull     KCB CVO

        Membership is selected to provide a broad set of financial, commercial and other relevant experience to meet the Committee's objectives.

        Full biographical details of the members of the Committee, including their relevant experience are set out in their biographies on pages 157 to 159.

Meetings

        The Committee met seven times during the year. By invitation, the Chairman of the Board, the Group Finance Director, the Company Secretary and Group Legal Services Director, the Group-wide Internal Audit Director, and other senior staff from the internal audit, group risk, group finance and group compliance functions where appropriate, as well as the lead partner of the external auditor attended meetings. Other audit partners also attended some of the meetings to contribute to the discussions relating to their areas of expertise.

        A detailed forward agenda has been in operation for a number of years which is continually updated to ensure all matters for which the Committee is responsible are addressed at the appropriate time of year. The Committee's business during the year included the following:

  •
  Review of half-year and full-year results, press releases and annual report and accounts;

  •
  Examination of critical accounting policies and key judgmental areas;

  •
  Review of US filings and related external audit opinion;

  •
  Review of changes in and implementation of Group Accounting Policies in compliance with International Accounting Standards and practices;

  •
  Approval of external auditor's management representation letter, review of external auditor's full-year memorandum, external audit opinion and final management letter;

  •
  Monitoring of auditor independence and the external auditor's plans and audit strategy, the effectiveness of the external audit process, the external auditor's qualifications, expertise and resources, and making recommendations for the re-appointment of the external auditor;

  •
  Monitoring of the framework and effectiveness of the Group's systems of internal control, Turnbull compliance statement and compliance with the requirements of the Sarbanes-Oxley Act;

  •
  Monitoring the effectiveness of the Group Risk Framework and reviewing the half-yearly key risk report;

  •
  Review of the internal audit plan and resources, and monitoring of the audit framework and internal audit effectiveness;

  •
  Monitoring the effectiveness of compliance processes and controls, and performance against the Group Compliance Plan;

  •
  Review of its own effectiveness, using external consultants, and review of its terms of reference; and

  •
  Review of anti-money laundering procedures, and allegations received via the employee confidential reporting lines.

        During the year, the Committee's standing agenda items also included other reports from the group-wide internal audit, group risk, group compliance and group security functions. In addition, the Committee received presentations on a range of topics including financial control, risk management, and actuarial assumptions and methodologies.

        The Committee Chairman reported to the Board on matters of particular significance after each Committee meeting, and the minutes of Committee meetings were circulated to all Board members.

        The Committee recognizes the need to meet without the presence of executive management. Such sessions were held in March 2007 with the external and internal auditors, and in July 2007 with the external and internal auditors and the Head of Group Security. At all other times, management and auditors have open access to the Committee Chairman.

Financial reporting

        As part of its review of financial statements before recommending their publication to the Board, the Committee focused on: critical accounting policies and practices and any changes, decisions requiring a major element of judgment, unusual transactions, clarity of disclosures, significant audit adjustments, the going concern assumption, compliance with accounting standards, and compliance with obligations under the Code and other applicable laws and regulations.

        In addition, the Committee is regularly briefed by senior management on developments in international accounting standards.

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

Business unit audit committees

        Each business unit has its own audit committee whose members and chairmen are independent of the respective business unit. The chairmen of these committees report regularly to the Committee, and their meetings are attended by senior management of the respective business unit, including the business units' chief executives and heads of finance, risk, compliance and internal audit. Business unit audit committees have adopted standard terms of reference across the Group, with only minor variations to address overseas requirements or particular requirements of the business. All terms of reference include escalation of significant matters to the Committee, approval of the business unit internal audit plans and overseeing the adequacy of internal audit resources. Also included are presentations from external auditors, and private meetings with local external auditors and the business unit heads of internal audit. During the year, the business unit audit committees reviewed and approved their respective internal audit plans, resources and the results of internal audit work.

Internal control and risk management

        The Committee reviewed the Group's statement on internal control systems prior to its endorsement by the Board. It also reviewed the policies and processes for identifying, assessing and managing business risks. Throughout the year, the Committee received the minutes of the Disclosure Committee and the Group Operational Risk Committee and noted their activities.

        Pursuant to the requirements of Section 404 of the Sarbanes-Oxley Act, the Group must undertake an annual assessment of the effectiveness of internal control over financial reporting. To comply with the requirement to report on the effectiveness of its internal controls, the Group has undertaken a significant project to document and test its internal controls over financial reporting in the format required by the Sarbanes-Oxley Act. The annual assessment and related report from the external auditor is included in this Form 20-F on page 207 under Item 15.

Internal audit

        The Committee regards its relationship with the internal audit function as pivotal to the effectiveness of its own activities. Group-wide Internal Audit plays an important role in supporting the Committee to fulfill its responsibilities under UK governance standards and the Sarbanes-Oxley Act, and provides independent assurance on the Company's processes of identification and control of risk. The Committee agreed the 2007 work program of the internal audit function. Each of the Group's business units has an internal audit team, the heads of which report regularly to the Group-wide Internal Audit Director. Internal audit resources, plans and work are overseen by the Committee and by business unit audit committees. Across the Group, total internal audit headcount stands at 135. The Group-wide Internal Audit Director reports functionally to the Committee and for management purposes to the Group Chief Executive.

        Formal reports are submitted to the Committee on a quarterly basis, with interim updates where appropriate, and views are also sought at the private meetings between the Committee and the internal auditors, as well as during regular private meetings between the Chairman of the Committee and the Group-wide Internal Audit Director.

        The Committee assesses the effectiveness of the internal audit function by means of regular reviews, some of them carried out by external advisers, and through ongoing dialogue with the Group-wide Internal Audit Director. External reviews of internal audit arrangements and standards were also conducted in 2006 and 2007 to ensure that the activities and resources of the function are most effectively organized to support the oversight responsibilities of the Committee. These reviews, performed by Deloitte, confirmed that the internal audit function complies with the Institute of Internal Auditors' international standards for the professional practice of internal auditing and is operating effectively.

External audit

        The main details of the Group Audit Committee's responsibilities in respect of the external audit are set out in Item 16c on page 208.

Review of Committee effectiveness

        During the year, the Committee undertook a formal review of its own effectiveness, conducted by an independent consultant who prepared a report on the findings and presented this to the Committee at its meeting in October. Recommendations to improve processes identified by the review were discussed by members, and improvements are being implemented during 2008. The Committee is satisfied, based on the findings of this review, that it had been operating as an effective audit committee, meeting all applicable legal and regulatory requirements. Further reviews of the effectiveness of the Committee will be undertaken regularly, and will from time to time be conducted by external consultants.

Remuneration Committee

Role of the Committee

        The Remuneration Committee (the "Committee") determines the remuneration packages of the Chairman and executive directors. It also agrees the principles and monitors the level and structure of compensation for a defined population of senior management as determined by the Board.

        Except in relation to the compensation of the Group Chief Executive, when only the Chairman is consulted, the Committee consults the Chairman and the Group Chief Executive about the Committee's proposals relating to the compensation of all executive directors. The Committee has access to professional advice inside and outside the Company.

        The Committee has formal terms of reference set by the Board, which are reviewed regularly, and which are available on our website at http://www.prudential.co.uk/prudential-plc/aboutpru/corporategovernance/. Alternatively, copies may be obtained upon request from the Company Secretary, at the Company's registered office.

Membership

        The Committee is comprised exclusively of independent non-executive directors of the Company, as set out below:

Bridget Macaskill (Chairman)
Keki Dadiseth FCA
Michael Garrett
James Ross (from January 1, 2008)

        Full biographical details of the members of the Committee, including their relevant experience are set out in their biographies on pages 157 and 158.

Meetings

        The Committee normally has scheduled meetings at least four times a year and a number of additional meetings, as required, to review compensation policy and the application of that policy. While the Chairman and Group Chief Executive are not members, they attend meetings unless they have a conflict of interest. During 2007, a total of seven Committee meetings were held.

Nomination Committee

Role of the Committee

        The Nomination Committee (the "Committee"), in consultation with the Board, evaluates the balance of skills, knowledge and experience on the Board and identifies the role and capabilities required at any given time, taking into account the Group's business. Candidates are considered on merit against those criteria, and the Committee makes recommendations to the Board regarding suitable candidates for appointments. In appropriate cases, search consultants are used to identify candidates.

        The Committee has formal terms of reference set by the Board, which are reviewed regularly, and which are available on our website at http://www.prudential.co.uk/prudential-plc/aboutpru/corporategovernance/. Alternatively, copies may be obtained upon request from the Company Secretary, at the Company's registered office.

Membership

        The Committee is comprised of independent non-executive directors and the Chairman, as set out below:

Sir David Clementi FCA MBA (Chairman)
Bridget Macaskill
James Ross

Meetings

        The Committee meets as required to consider candidates for appointment to the Board and to make recommendations to the Board in respect of those candidates. The Group Chief Executive is closely involved in the work of the Committee and is invited to attend and contribute to meetings.

        During 2007, the Committee met formally twice. The members of the Committee discussed candidates on a number of other occasions throughout the year, as required by the recruitment process. The Chairman also updates the full Board on Committee matters on a regular basis. During the year, the Committee recommended to the Board the appointment of Sir Winfried Bischoff and Ann Godbehere as non-executive directors, who were appointed by the Board on August 2, 2007, and the appointment of Tidjane Thiam as an executive director, on March 25, 2008. Full biographical details of these new directors are set out on pages 155 to 158.

        The process of evaluating the skills and composition of the Board is ongoing, and is kept under regular review in order to ensure appropriate plans for succession to the Board are in place. During the year, the Committee continued the search for additional non-executive directors, which is an ongoing process, and employed professional search consultants to oversee the initial phase.

NYSE Corporate Governance Rules compared to Prudential plc's Corporate Governance Practice

        Pursuant to NYSE rule 303A Prudential has disclosed the differences between the NYSE Corporate Governance Rules and its Corporate Governance Practice on its website at http://www.prudential.co.uk/prudential-plc/aboutpru/nyse_corpgov/

Employees

        The average numbers of staff employed by the Prudential group, excluding employees of the Venture investment subsidiaries of the PAC with-profits fund, for the following periods were:

	2007	2006	2005	2004
UK operations	8,502	10,914	10,708	10,849
US operations	3,123	2,863	2,588	2,589
Asian operations	16,807	12,114	9,652	8,277

Total	28,432	25,891	22,948	21,715

        At December 31, 2007, Prudential employed 29,172 persons. Of the 29,172 employees, approximately 25 per cent were located in the United Kingdom and 64 per cent in Asia and 11 per cent in the United States. In the United Kingdom at December 31, 2007, Prudential had 845 employees paying union subscriptions through the payroll. At December 31, 2007, Prudential had 383 temporary employees in the United Kingdom and 767 in Asia and 69 in the United States. At December 31, 2007, Prudential had 229 fixed term contractors in the United Kingdom, 78 in the United States and 640 in Asia.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

        The UK Listing Authority Disclosure and Transparency Rules provide that a person or corporate entity that acquires an interest of 3 per cent or more in Prudential ordinary shares is required to notify Prudential of that interest. If such interest subsequently reaches, exceeds or falls below a whole percentage point, this must also be notified. Similarly, a notification is required once the interest falls below 3 per cent. At March 31, 2008 Prudential had received the following notifications:

Significant Changes in Ownership

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

        In February 2007, Legal and General Investment Management Limited notified Prudential that it had an interest in 110,232,362 ordinary shares, or 4.50 per cent of the ordinary share capital, and subsequently in April 2007 that its interest had increased to 124,077,012 of Prudential's ordinary shares, or 5.07 per cent of its ordinary share capital. In April 2007, Cater Allen International Limited notified Prudential that it had an interest in 75,255,755 ordinary shares, or 3.08 per cent of the ordinary share capital, and subsequently later in April 2007 that its interest had ceased to be notifiable. In June 2007, Legal and General Investment Management Limited notified Prudential that it had decreased its interest to 111,828,445 ordinary shares, or 4.54 per cent of the ordinary share capital, and subsequently in July 2007 that its interest had increased to 124,001,002 of Prudential's ordinary shares, or 5.04 per cent of its ordinary share capital. In August 2007, Cater Allen International Limited notified Prudential that it had an interest in 90,786,038 ordinary shares, or 3.69 per cent of the ordinary share capital, and subsequently later in August 2007 that its interest had ceased to be notifiable. In August 2007, Lehman Brothers International (Europe) notified Prudential that it had an interest in 74,088,460 ordinary shares, or 3.01 per cent of the ordinary share capital, and subsequently later in September 2007 that its interest had ceased to be notifiable. In November 2007, Legal and General Investment Management Limited notified Prudential that it had increased its interest to 124,463,521 ordinary shares, or 5.04 per cent of the ordinary share capital, and subsequently in December 2007 that its interest had decreased to 123,272,102 of Prudential's ordinary shares, or 4.99 per cent of its ordinary share capital, and had then increased to 127,877,621 of Prudential's ordinary shares, or 5.17 per cent of its ordinary share capital.

Table: Major shareholders at March 31, 2008

Shareholder	Shareholding	% of share capital	Date advised
Barclays PLC	73,499,119	3.025%	October 2006
Legal and General Investment Management Limited	127,877,621	5.17%	December 2007

        Major shareholders of Prudential have the same voting rights per share as other shareholders. See Item 10, "Additional Information—Memorandum and Articles of Association—Voting Rights".

        As of March 31, 2008, there were 125 shareholders holding Prudential ordinary shares in the United States. These shares represented approximately 0.011 per cent of Prudential's issued ordinary share capital. As of March 31, 2008 there were 39 registered Prudential ADR holders. The shares represented by these ADRs amounted to approximately 1.95 per cent of Prudential's issued ordinary share capital.

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

        Various executive officers and directors of Prudential may from time to time purchase insurance, asset management or annuity products, or be granted mortgages or credit card facilities marketed by Prudential Group companies in the ordinary course of business on substantially the same terms, including interest rates and security requirements, as those prevailing at the time for comparable transactions with other persons.

        Apart from the disclosed transactions discussed above and in Item 6 "Directors, Senior Management and Employees", no director had an interest in shares, transactions or arrangements that requires disclosure under applicable rules and regulations.

        In 2007, prior to disposal of Egg, three (2006: three) directors had credit cards with the discontinued banking operations. In 2007 and 2006, other transactions with directors were de-minimis both by virtue of their size and in the context of the directors' financial positions. As indicated above, all of the above noted transactions are on terms equivalent to those that prevail in arm's length transactions.

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

	Prudential Ordinary Shares		Prudential ADS Actual
Year
	High	Low	High	Low
	(pence)		(US Dollars)
2003	487	281	17.05	9.46
2004	533	386	20.29	14.65
2005	552	445	19.75	16.52
2006	743.5	538.5	28.18	19.61
2007	810	619	33.18	24.77

	Prudential Ordinary Shares		Prudential ADS Actual
Quarter
	High	Low	High	Low
	(pence)		(US Dollars)
2006
First quarter	744	550	26.32	19.10
Second quarter	677.5	538.5	24.84	19.81
Third quarter	663.5	546	24.96	20.16
Fourth quarter	714.5	623	28.18	23.51
2007
First quarter	742.5	642.5	29.49	24.77
Second quarter	810	703	33.18	28.58
Third quarter	751	620	30.80	25.24
Fourth quarter	784.5	619	32.81	25.62
2008
First quarter	714	562.5	28.57	23.32
	Prudential Ordinary Shares		Prudential ADS Actual
Month
	High	Low	High	Low
	(pence)		(US Dollars)
November 2007	753.5	619	31.80	25.62
December 2007	725	646.5	29.56	26.51
January 2008	714	574	28.57	23.61
February 2008	658.5	583.5	26.42	23.32
March 2008	672	562.5	26.85	24.03
April 2008	708	646.5	28.26	25.85

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

        The following is a summary of both the rights of Prudential shareholders and certain provisions of Prudential's Memorandum and Articles of Association. Rights of Prudential shareholders are set out in Prudential's Memorandum and Articles of Association or are provided for by applicable English law. Because it is a summary, it does not contain all the information that is included in Prudential's Memorandum and Articles of Association. A complete copy of Prudential's Memorandum and Articles of Association, adopted at the Annual General Meeting on May 15, 2008 is filed as an exhibit to this Form 20-F. In addition, these documents may be viewed on Prudential's website at: http://www.prudential.co.uk/prudential-plc/aboutpru/memorandum/

Share capital

        On December 31, 2007, Prudential's issued share capital consisted of 2,470,017,240 ordinary shares of £0.05 each, all fully paid up and listed on the London Stock Exchange. Prudential also has American Depositary Shares referenced to its ordinary shares, issued under a depositary agreement with JP Morgan, that are listed on the New York Stock Exchange.

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

        The Board is restricted from capitalizing any amounts available for distribution in respect of any series or class of preference shares without the written consent of the holders of at least three-quarters in nominal value, or a special resolution passed at a general meeting of the holders of the class or series of preference shares if to do so would mean that the aggregate of the amounts so capitalized would be less than the multiple, if any, determined by the Board of the aggregate amount of the dividends payable in the twelve-month period following the capitalization on the series or class of preference shares and on any other preference shares in issue which rank pari passu in relation to participation in profits.

Dividends and other distributions

        Under English law, Prudential may pay dividends only if distributable profits are available for that purpose. Distributable profits are accumulated, realized profits not previously distributed or capitalized, less accumulated, realized losses not previously written off in a reduction or reorganization of capital. Even if distributable profits are available, Prudential may only pay dividends if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves, including, for example, the share premium account, and the payment of the dividend does not reduce the amount of the net assets to less than that aggregate. Subject to these restrictions, Prudential's directors may recommend to ordinary shareholders that a final dividend be declared, recommend the amount of any such dividend, determine whether to pay a distribution by way of an interim dividend, and the amount of any such interim dividend out of the profits of the Company, but must take into account Prudential's financial position. Final dividends to shareholders are recognised as a liability when shareholder approval is obtained; interim dividends are recognised as a liability when directors resolve to pay them. Prudential also has authorized preference shares, the terms of which as to redemption and rights to the profits of the Company available for dividend and rights to a return of capital or to share in the surplus assets of the Company on a winding up or liquidation will be determined by the directors prior to each tranche of preference shares being issued. Subject to any such special rights attaching to preference shares in issue, the profits available for distribution and resolved to be distributed are distributed to the ordinary shareholders. Currently, there are no preference shares in issue.

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

Shareholder meetings

        English company law provides for shareholders to exercise their power to decide on corporate matters at general meetings. In accordance with English company law, the Company is required to call and hold annual general meetings. At annual general meetings, shareholders receive and consider the statutory accounts and the reports by the auditor and the directors, approve the directors' remuneration report, elect and re-elect directors, declare final dividends, approve the appointment of Prudential's auditor and determine, or authorize the directors to determine its remuneration, and transact any other business which ought to be transacted at a general meeting, either under the Articles of Association or English company law generally. General meetings to consider specific matters may be held at the discretion of Prudential's directors and must be convened, in accordance with English company law, following the written request of shareholders representing at least one-tenth of the voting rights of the issued and paid-up share capital. The quorum required under Prudential's Articles of Association for a general meeting is two shareholders present in person or by proxy.

Voting rights

        Voting at any meeting of shareholders is by show of hands unless a poll (meaning a vote by the number of shares held rather than by a show of hands) is demanded as described below. On a show of hands every shareholder holding ordinary shares who is present in person, or a duly appointed proxy or in the case of a corporation, its duly authorized corporate representative, has one vote. On a poll every shareholder who is present in person or by proxy and every duly authorized corporate representative has one vote for every share held. Only the holders of fully paid shares are allowed to attend and be counted in the quorum at meetings, and to vote. If more than one joint shareholder votes, only the vote of the shareholder whose name appears first in the register is counted. A shareholder whose shareholding is registered in the name of a nominee may only attend and vote at a general meeting if appointed by his or her nominee as a proxy or a corporate representative.

        Resolutions of Prudential's shareholders generally require the approval of a majority of the shareholders to be passed. Such resolutions, referred to as ordinary resolutions, require:

  •
  on a show of hands, a majority in number of the shareholders present and voting in person or by duly appointed proxies or (in the case of corporate shareholders) by authorized corporate representatives to vote in favor, or

  •
  on a poll, more than 50 per cent of the votes cast to be in favor.

        Some resolutions, referred to as special resolutions, such as a resolution to amend the Memorandum and Articles of Association, require a 75 per cent majority. Such special resolutions require:

  •
  on a show of hands, at least 75 per cent of the shareholders present and voting in person or by duly appointed proxies or (in the case of corporate shareholders) by authorized corporate representative to vote in favor, or

  •
  on a poll, at least 75 per cent of the votes cast to be in favor.

        Any shareholder who is entitled to attend and vote at a general meeting may appoint one or more proxies to attend and vote at the meeting on his or her behalf.

        The following persons may demand a poll:

  •
  the chairman of the meeting,

  •
  at least five shareholders present in person, by corporate representative or by proxy having the right to vote on the resolution,

  •
  any shareholder or shareholders present in person, by corporate representative or by proxy and representing at least 10 per cent of the total voting rights of all shareholders having the right to vote on the resolution, or

  •
  any shareholder or shareholders present in person, by corporate representative or by proxy and holding shares conferring a right to vote on the resolution on which an aggregate sum has been paid up equal to at least 10 per cent of the total sum paid up on all shares conferring that right.

        Voting rights of Prudential's preference shares will be determined by the directors prior to each tranche of preference shares being issued. Currently, there are no preference shares in issue.

Transfer of shares

        Transfers of shares may be made by an instrument of transfer. An instrument of transfer must be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. The transferor remains the holder of the relevant shares until the name of the transferee is entered in the share register. Transfers of shares may also be made by a computer-based system (currently the CREST system) and transferred without a written instrument in accordance with English company law. The directors may in certain circumstances refuse to register transfers of shares, but only if such refusal does not prevent dealings in the shares from taking place on an open and proper basis. If the directors refuse to register a transfer they must send the transferee notice of the refusal within two months stating the reason(s) for such refusal.

Changes in share capital

        Increases in authorized share capital may only take place after approval by shareholders by ordinary resolution. The class and other rights attaching to such new shares may be determined by resolution of the shareholders or may be delegated by the shareholders to the directors. Prudential's directors may issue and allot such new shares if authorized to do so by the shareholders. In addition to any increase, the following changes in share capital may only take place after approval by an ordinary resolution of the shareholders:

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

Variation of rights

        If the share capital is divided into different classes of shares, the rights of any class of shares may be changed or taken away only if such measure is approved by a special resolution passed at a separate meeting of the members of that class, or with the written consent of at least three quarters of the members of that class. Two persons holding or representing by proxy at least one-third in nominal amount of the issued shares of the class must be present at such a meeting in person or by proxy to constitute a quorum.

        The Board may not authorize, create or increase the amount of, any shares of any class or any security convertible into shares of any class or any security which is convertible into shares of any class ranking, as regards rights to participate in the profits or assets in the Company, in priority to a series or class of preference shares without the consent in writing of at least three-quarters in nominal value of, or the sanction of a special resolution of the holders of such series or class of preference shares.

Lien

        Prudential may not have a lien on fully paid shares.

Accidental omission to give notice

        Accidental omission to send notice of a meeting to any person entitled to receive it, or the non-receipt for any reason of any such notice, shall not invalidate the proceedings of that meeting.

Shareholders resident abroad

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

Board of directors

        Prudential's Board of directors manages Prudential's business. However, Prudential's shareholders must approve certain matters, such as changes to the share capital and the election and re-election of directors. Directors are appointed subject to Prudential's Articles of Association. Prudential's Board of directors may fill vacancies and appoint additional directors who hold office until the next Annual General Meeting. The Articles of Association require that each director must have beneficial ownership of a given number of ordinary shares. The number of shares is determined by ordinary resolution at a general meeting and is currently 2,500. The minimum number of directors is eight and the maximum number is twenty. Prudential may vary the limits on the number of directors by special resolution. With effect from the conclusion of the Annual General Meeting held on May 15, 2008 there are fifteen members on Prudential's Board of directors.

        At every Annual General Meeting, any director: who has been appointed by the Board since the last Annual General Meeting, or who held office at the time of the two preceding Annual General Meetings and who did not retire at either of them, or who has held office with the Company, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting, shall retire from office and may offer himself or herself for re-election by shareholders. Shareholders may remove any director before the end of his or her term of office by ordinary resolution and may appoint another person in his or her place by ordinary resolution.

        The directors may exercise all the powers of Prudential to borrow money and to mortgage or charge any of its assets provided that the total amount borrowed does not, when aggregated with the total borrowing (which excludes, amongst other things, intra-group borrowings and amounts secured by policies, guarantees, bonds or contracts issued or given by Prudential or its subsidiaries in the course of its business) of all of Prudential's subsidiaries, exceed the aggregate of the share capital and consolidated reserves and of one-tenth of the insurance funds of Prudential and each of its subsidiaries as shown in the most recent audited consolidated balance sheet of the Group prepared in accordance with the UK Companies Acts.

        There is no age restriction applicable to directors in Prudential's Articles of Association.

Disclosure of interests

        There are no provisions in Prudential's Articles of Association that require persons acquiring, holding or disposing of a certain percentage of Prudential's shares to make disclosure of their ownership percentage. The basic disclosure requirement under Part 6 of the Financial Services and Markets Act 2000 and Rule 5 of the Disclosure and Transparency Rules made by the Financial Services Authority imposes a statutory obligation on a person to notify Prudential and the Financial Services Authority of the percentage of the voting rights in Prudential he or she directly or indirectly holds or controls, or has rights over, through his or her direct or indirect holding of certain financial instruments, if the percentage of those voting rights:

  •
  reaches, exceeds or falls below 3% and/or any subsequent whole percentage figure as a result of an acquisition or disposal of shares or financial instruments; or

  •
  reaches, exceeds or falls below any such threshold as a result of any change in the number of voting rights attached to shares in Prudential.

        The Disclosure and Transparency Rules set out in detail the circumstances in which an obligation of disclosure will arise, as well as certain exemptions from those obligations for specified persons. Under section 793 of the UK Companies Act 2006, Prudential may, by notice in writing, require a person that Prudential knows or has reasonable cause to believe is or was during the three years preceding the date of notice interested in Prudential's shares to indicate whether or not that is the case and, if that person does or did hold an interest in Prudential's shares, to provide certain information as set out in that Act.

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

        The Disclosure and Transparency Rules further deal with the disclosure by certain persons, including directors, of interests in shares of the listed companies of which they are directors, and in derivatives or other financial instruments relating to those shares. The City Code on Takeovers and Mergers also imposes strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and also on their respective associates during the course of an offer period.

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

Directors' interests in contracts

        A director may hold positions with or be interested in other companies and, subject to applicable legislation, contract with the Company or any other company in which Prudential has an interest.

        A director may not vote or be counted in the quorum in relation to any resolution of the Board in respect of any contract in which he or she has an interest. This prohibition does not, however, apply to any resolution where that interest cannot reasonably be regarded as likely to give rise to a conflict of interest or where that interest arises only from certain matters specified in the Articles of Association (filed as an exhibit to this Form 20-F), including the following:

  •
  certain matters that benefit the Group (such as a guarantee, indemnity or security in respect of money lent or obligations undertaken by the director at the request of or for the benefit of Prudential or one of its subsidiaries);

  •
  certain matters that are available to all other directors and/or employees (such as the provision to the director of an indemnity where all other directors are being offered indemnities on substantially the same terms or in respect of any contract for the benefit of Group employees under which the director benefits in a similar manner to the employees); and

  •
  certain matters that arise solely from the director's interest in shares or debentures of the Company (such as where Prudential or one of its subsidiaries is offering securities in which offer the director is entitled to participate as a holder of securities or in respect of any contract in which a director is interested by virtue of his interest in securities in the Company).

        The Company may by ordinary resolution suspend or relax these provisions to any extent or ratify any contract not properly authorized by reason of a contravention of these provisions contained in its Articles of Association.

        In accordance with English company law, the Articles of Association will, from October 2008, allow the Board to authorize any matter which would otherwise involve a director breaching his duty under the UK Companies Act 2006 to avoid conflicts of interest or potential conflicts of interest and the relevant director will be obliged to conduct himself or herself in accordance with any terms imposed by the Board in relation to such authorization.

Directors' power to vote on own terms of appointment

        A director shall not vote on or be counted in the quorum in relation to any resolution of the Board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the Company or any other company in which the Company is interested.

Directors' remuneration

        The remuneration of the executive directors and the Chairman is determined by the Remuneration Committee, which consists of independent, non-executive directors. The remuneration of the non-executive directors is determined by the Board. For further details see Item 6—"Directors, Senior Management and Employees—Compensation".

Change of control

        There is no specific provision in Prudential's Articles of Association that would have an effect of delaying, deferring or preventing a change in control of Prudential and that would operate only with respect to a merger, acquisition or corporate restructuring involving Prudential, or any of its subsidiaries.

Exclusive jurisdiction

        Under Prudential's Articles of Association, any proceeding, suit or action between a shareholder and Prudential and/or its directors arising out of or in connection with the Articles of Association or otherwise, between Prudential and any of its directors (to the fullest extent permitted by law), between a shareholder and Prudential's professional service providers and/or between Prudential and Prudential's professional service providers (to the extent such proceeding, suit or action arises in connection with a proceeding, suit or action between a shareholder and such professional service provider) may only be brought in the courts of England and Wales.

Material Contracts

        Prudential operates two primary long-term incentive plans to provide rewards to executive directors and most other executive officers. All executive directors receive awards under the Group Performance Share Plan which is contingent upon the achievement of pre-determined returns to shareholders. Executive directors with regional responsibilities also receive awards under the Business Unit Performance Plan, contingent upon the financial performance of the relevant region. See Item 6, "Directors, Senior Management and Employees—Compensation—Senior Executives' Long-term Incentive Plans".

        At the Annual General Meeting held on May 15, 2008 shareholders approved a new long term incentive plan, the M&G Executive Long Term Incentive Plan, under which the Chief Executive of M&G will be eligible to receive awards of phantom shares. The payout of any award will be contingent upon the financial performance of M&G.

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

        A transfer for value of Prudential ordinary shares, as opposed to ADSs, will generally give rise to a charge to UK stamp duty or stamp duty reserve tax, other than where the amount or value of the consideration for the transfer is £1,000 or under and the transfer instrument is certified at £1,000 (a "Low Value Transaction") should the Finance Bill 2008 be enacted in the form in which it was released on 27 March 2008, at the rate of 0.5 per cent (rounded up, in the case of stamp duty, to the nearest £5). The rate is applied to the price payable for the relevant Prudential ordinary shares. To the extent that stamp duty is paid on a transfer of Prudential ordinary shares, no stamp duty reserve tax should be payable on that transfer. A transfer of ordinary shares from a nominee to its beneficial owner, including a transfer of underlying Prudential ordinary shares from the ADS depositary or its nominee to an ADS holder, is subject to stamp duty, other than where the amount or value of the consideration for the transfer is £1,000 or under and the transfer instrument is certified at £1,000 (a "Low Value Transaction") should the Finance Bill 2008 be enacted in the form in which it was released on 27 March 2008, at the fixed rate of £5 per transfer and is not subject to stamp duty reserve tax.

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

US Federal Income Tax Treatment of Distributions on Prudential Ordinary Shares or ADSs

        If Prudential pays dividends, you must include those dividends in your income when you receive them. The dividends will be treated as foreign source income. You should determine the amount of your dividend income by converting pounds sterling into US dollars at the exchange rate in effect on the date of your (or the depositary's, in the case of ADSs) receipt of the dividend. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual before January 1, 2011 will be subject to taxation at a maximum rate of 15 per cent if the dividends are "qualified dividends." Dividends received with respect to the ordinary shares or ADSs will be qualified dividends if Prudential was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"). Based on Prudential's audited financial statements and relevant market data, Prudential believes that it was not treated as a PFIC for US federal income tax purposes with respect to its 2007 taxable year. In addition, based on Prudential's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, Prudential does not anticipate becoming a PFIC for its 2008 taxable year.

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

Public Reference Room
100 F Street, N.E.
Room 1580
Washington, D.C. 20549

        Please call the SEC at (202) 551 8090 for further information on the public reference room. Copies of these materials can also be obtained by fax (202) 772 9295, by email to PublicInfo@sec.gov or mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549-0213. In addition, some of Prudential's filings with the Securities and Exchange Commission, including all those filed on or after November 4, 2002 are available on the Securities and Exchange Commission's website at http://www.sec.gov, and on the New York Stock Exchange's website at http://www.nyse.com.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Overview

        As a provider of financial services, including insurance, Prudential's business is the managed acceptance of risk. The control procedures and systems established within the Group are designed to manage, rather than eliminate, the risk of failure to meet business objectives. They can only provide reasonable and not absolute assurance against material misstatement or loss, and focus on aligning the levels of risk-taking with the achievement of business objectives.

        The Group's internal control processes are detailed in the Group Governance Manual. This is supported by the Group risk framework as discussed in detail in Item 4, which provides an overview of the Group-wide philosophy and approach to risk management. Where appropriate, more detailed policies and procedures have been developed at the Group and/or business unit levels. These include Group-wide mandatory policies on certain operational risks, including: health, safety, fraud, money laundering, bribery, business continuity, information security and operational security. Additional guidelines are provided for some aspects of actuarial and finance activity.

        Prudential's risk governance framework requires that all of the Group's businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The risk governance framework is based on the concept of 'three lines of defense': Risk management, risk oversight and independent assurance. Primary responsibility for strategy, performance management and risk control lies with the Board, the Group Chief Executive and the chief executives of each business unit. Risk oversight is provided by Group-level risk committees, the Chief Financial Officer and the Group Risk function, working with counterparts in the business units in addition to other Group Head Office ("GHO") oversight functions. Independent assurance on the Group's and business units' internal control and risk management systems is provided by Group-wide Internal Audit reporting to the Group and business unit audit committees.

        The Group's risk reporting framework forms an important part of the Group's business planning process. Business units carry out a review of risks as part of the annual preparation of their three-year business plan. This involves an assessment of the impact and likelihood of key risks and of the effectiveness of controls in place to manage them, and is reviewed regularly throughout the year. In addition, business unit dialogue meetings involving Group and business unit executive management are held regularly to review opportunities and risks to business objectives. Any mitigation strategies involving large transactions (e.g. a material derivative transaction) would be subject to scrutiny at Group level before implementation.

Major risks

        Specific business environmental and operational risks are discussed under Item 3, "Key Information—Risk Factors" and Item 5, "Operating and financial Review and Prospects—Risk Management" and "Operating and Financial Review and Prospects—Factors Affecting Results of Operations". Risks discussed under Item 4, "Information on the Company—Business of Prudential" include "Business of Prudential—UK—Compliance" and "Business of Prudential—Legal Proceedings".

Market and financial risks

        A detailed analysis of market and financial risks is provided in notes C(iii), D1(e), D2(d), D3(d) and D4(c) to the consolidated financial statement.

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

        As at December 31, 2007, the Group held 19 per cent (2006: 16 per cent) of its financial assets in currencies, mainly US dollar and Euro, other than the functional currency of the relevant business unit.

        The financial assets, of which 86 per cent (2006: 90 per cent) are held by the PAC with-profits fund, allow the PAC with-profits fund to obtain exposure to foreign equity markets.

        The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts.

Currency of Core Borrowings

        Prudential is subject to certain interest rate risk and foreign exchange risk on its core borrowings. At December 31, 2007, there was £1,224 million of pounds sterling debt, £888 million, or $1,800 million, of US dollar debt and £380 million, or €520 million of Euro debt. £1,473 million of the core debt was at fixed rates of interest and £1,019 million has been swapped into floating rates of interest.

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

        Sensitivity analysis with regard to the Group's investments in debt securities, equities and real estate, and to foreign exchange fluctuations, is provided in notes D2(i), D3(i), D4(h) and E4 to the consolidated financial statements.

        Additional sensitivity analysis of the Group's long-term debt and interests in derivatives contracts has been provided below.

Interest Rate Risk—Long-term Debt

        The table below quantifies the estimated increase in fair value of long-term borrowings at December 31, 2007 and 2006, resulting from a 100 basis point reduction in interest rates at those dates. The carrying value of short-term borrowings, which approximates their fair value, would not be materially increased by a 100 basis point reduction in interest rates. Prudential believes this to be a reasonably possible near-term market change for interest rates.

	December 31, 2007			December 31, 2006
	Carrying Value	Fair Value	Estimated Increase in Fair Value	Carrying Value	Fair Value	Estimated Increase in Fair Value
	£m	£m	£m	£m	£m	£m
Long-term borrowings
Central companies
Guaranteed bonds, £150 million aggregate principal amount, 9.375% due 2007	—	—	—	150	152	1
Bonds, £249 million aggregate principal amount, 5.5% due 2009(1)	248	248	3	248	249	5
Bonds, €500 million aggregate principal amount, 5.75% due 2021(2)	365	368	13	335	357	16
Bonds, £300 million aggregate principal amount, 6.875% due 2023	300	333	35	300	350	41
Bonds, £250 million aggregate principal amount, 5.875% due 2029	249	252	31	249	271	37
Bonds, £435 million aggregate principal amount, 6.125%, due 2031	427	434	54	427	467	65
Capital securities, $1,000 million 6.5% perpetual(3)	485	454	55	484	515	10
Capital securities, $250 million 6.75% perpetual	124	103	1	125	131	3
Capital securities, $300 million 6.5% perpetual(4)	154	122	2	154	156	5
Medium Term Notes, €20 million, 2023(5)	15	15	0	13	13	0

Total central companies	2,367	2,329	194	2,485	2,661	183

Egg
Bonds, £250 million aggregate principal amount, 7.5% due 2013	—	—	—	250	266	15
Bonds, £200 million aggregate principal amount, 6.875% due 2021	—	—	—	201	212	16

Total Egg	—	—	—	451	478	31

Insurance operations
Guaranteed bonds, £100 million, principal amount, 8.5% undated subordinated	100	119	10	100	122	11
Surplus notes, $250 million principal amount, 8.15% due 2027	125	147	18	127	158	17

Total long-term business	225	266	28	227	280	28

Total	2,592	2,595	222	3,163	3,419	242

(1)
In February 2006, £1.3 million of the original bond issue of £250 million was redeemed.

(2)
The €500 million 5.75 per cent borrowings have been swapped into borrowings of £333 million with interest payable at six month £Libor plus 0.962 per cent.

(3)
Interest on the $1,000 million 6.5 per cent borrowings was swapped into floating rate payments at three month $Libor plus 0.80 per cent. In January 2008, this was swapped back into fixed rate payments at 6.5 per cent.

(4)
Interest on the $300 million 6.5 per cent borrowings was swapped into floating rate payments at three month $Libor plus 0.0225 per cent. In January 2008, this was swapped back into fixed rate payments at 6.5 per cent.

(5)
The €20 million Medium Term Subordinated Notes were issued at 20-year Euro Constant Maturity Swap (capped at 6.5 per cent). These have been swapped into borrowings of £14 million with interest payable at three month £Libor plus 1.2 per cent.

        There is no impact on profit at December 31, 2007 and 2006 as a result of these reductions in interest rates because the liabilities are recognized in the financial statements at carrying value, which is equal to their amortized cost.

Derivative Contracts

        At December 31, 2007 and 2006, the net market value exposure of derivatives was a gain of £95 million and a gain of £294 million, respectively. The tables below show the sensitivity of those derivatives, measured in terms of fair value, to equity and real estate market increases and decreases of 10 per cent and to interest rate increases and decreases of 100 basis points. Prudential believes these increases and decreases to be reasonably possible near-term market changes. These exposures will change as a result of ongoing portfolio and risk management activities.

	December 31, 2007			December 31, 2006
	10% Equity & Real Estate Increase Increase/(decrease) in Fair Value	Fair Value	10% Equity & Real Estate Decrease Increase/(decrease) in Fair Value	10% Equity & Real Estate Increase Increase/(decrease) in Fair Value	Fair Value	10% Equity & Real Estate Decrease Increase/(decrease) in Fair Value
	£m	£m	£m	£m	£m	£m
United Kingdom—long-term insurance
With-profits fund (including PAL)	(3)	(133)	5	42	160	(36)
Shareholder-backed annuities	9	37	(8)	24	18	(21)
SAIF	(9)	(41)	9	(12)	30	12
United Kingdom—Banking	—	—	—	0	(76)	0
United States—insurance	(35)	232	59	2	162	25

Total	(38)	95	65	56	294	(20)

	December 31, 2007			December 31, 2006
	100 bp Interest Rate Increase Increase/(decrease) in Fair Value	Fair Value	100 bp Interest Rate Decrease Increase/(decrease) in Fair Value	100 bp Interest Rate Increase Increase/(decrease) in Fair Value	Fair Value	100 bp Interest Rate Decrease Increase/(decrease) in Fair Value
	£m	£m	£m	£m	£m	£m
United Kingdom—long-term insurance
With-profits fund (including PAL)	(133)	(133)	162	(99)	160	123
Shareholder-backed annuities	(117)	37	148	(14)	18	19
SAIF	(34)	(41)	65	(32)	30	66
United Kingdom—Banking	—	—	—	24	(76)	(24)
United States—insurance	162	232	(115)	111	162	(94)

Total	(122)	95	260	(10)	294	90

Long-term Insurance Contracts

        At December 31, 2007 and 2006, the aggregate carrying value of total policyholder liabilities and unallocated surplus of with-profits funds net of the reinsurance share of insurance contract liabilities was £189,845 million and £177,709 million, respectively, and the fair value was estimated to be £181,267 million and £171,314 million, respectively. The fair value of the policyholder liabilities and the unallocated surplus is sensitive to changes in the fair value of investments in the with-profits fund because increases in the fair value of such investments would result in increases in future bonuses for the with-profits contracts. A 10 per cent increase in the fair value of total investments would result in an increase in the fair value of the technical provisions and the unallocated surplus of £18,127 million and £17,131 million at December 31, 2007 and 2006, respectively. Prudential believes this to be a reasonably possible near-term market change for the fair value of investments.

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

Item 13. Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14. Material Modifications to the Rights of Security Holders

        None.

Item 15. Controls and Procedures

        Management has evaluated, with the participation of Prudential's Group Chief Executive and Group Chief Financial Officer, the effectiveness of Prudential's disclosure controls and procedures as at December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Prudential's evaluation, the Group Chief Executive and Group Chief Financial Officer concluded that as of December 31, 2007 Prudential's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Prudential in the reports Prudential files and submits under the Securities Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms and that it is accumulated and communicated to Prudential's management, including the Group Chief Executive and Group Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management's Annual Report on Internal Controls over Financial Reporting

        Management acknowledges its responsibility for establishing and maintaining adequate internal control over financial reporting for the Group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

        Management has conducted, with the participation of Prudential's Group Chief Executive and Group Chief Financial Officer, an evaluation of the effectiveness of internal control over financial reporting based on the framework in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on the assessment under these criteria, Management has concluded that, as of December 31, 2007, the Group's internal control over financial reporting was effective. In addition, there have been no changes in the Group's internal control over financial reporting during 2007 that have materially affected, or are reasonably likely to affect materially, the Group's internal control over financial reporting.

        KPMG Audit Plc, which has audited the consolidated financial statements of the Group for the year ended December 31, 2007, has also audited the effectiveness of the Group's internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). The audit report on internal control over financial reporting is shown below.

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Prudential plc

        We have audited Prudential plc's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Prudential plc's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Controls and Procedures. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

        In our opinion, Prudential plc maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Prudential plc and subsidiaries as of December 31, 2007 and 2006, and the related consolidated income statements, statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2007, and our report dated May 15, 2008 expressed an unqualified opinion on those consolidated financial statements.

May 15, 2008	By:	/s/ KPMG AUDIT PLC KPMG Audit Plc London, England

Item 16A. Audit Committee Financial Expert

        The Board has determined that Kathleen O'Donovan, Chairman of the Audit Committee, qualifies as an audit committee financial expert within the meaning of Item 16A of Form 20-F, and that Ms O'Donovan is independent as defined by the New York Stock Exchange Corporate Governance Standards.

Item 16B. Code of Ethics

        Prudential has a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act, (which Prudential calls its Code of Business Conduct) which applies to the Group Chief Executive, the Chief Financial Officer and persons performing similar functions as well as to all other employees. Prudential's Code of Business Conduct is available on its website at www.prudential.co.uk. If Prudential amends the provisions of the Code of Business Conduct, as it applies to the Group Chief Executive, Group Chief Financial Officer and the Group Chief Risk Officer or if Prudential grants any waiver of such provisions, the Company will disclose such amendment or waiver on the Prudential website. There were no amendments to, or waivers from, the Code of Business Conduct in 2006. On June 21, 2007, the Code of Business Conduct was revised to incorporate a clause on anti-money laundering and financial crime. This is now available on Prudential's website at www.prudential.co.uk.

Item 16C. Principal Accountant Fees and Services

        The Group Audit Committee (the "Committee") has a key oversight role in relation to the external auditor, KPMG Audit Plc, whose primary relationship is with the Committee. The Group's Auditor Independence Policy seeks to ensure that the independence and objectivity of the external auditor is not impaired. The policy sets out four key principles which underpin the provision of non-audit services by the external auditor, namely that the auditor should not:

  •
  audit its own firm's work;

  •
  make management decisions for the Group;

  •
  have a mutuality of financial interest with the Group; or

  •
  be put in the role of advocate for the Group.

        All services provided by the auditor in accordance with this policy are pre-approved by the Committee. The Committee reviewed and updated the policy in 2007 to ensure alignment with the latest standards and best practice in establishing, maintaining and monitoring auditor independence and objectivity.

Audit fees

        For the year ended December 31, 2007, the Committee approved fees of £9.1 million to its auditor, KPMG Audit Plc, for audit services and other services supplied pursuant to relevant legislation. In addition, the Committee approved fees of £2.3 million to KPMG for services not related to audit work, which accounted for 20 per cent of total fees paid to the external auditor during the year. Non-audit services primarily related to actuarial and basic tax compliance work, and to the provision of attestation and comfort letters. In accordance with the Group's Auditor Independence Policy, all services were approved prior to work commencing, and each of the non-audit services was confirmed to be permissible for the external auditor to undertake, as defined by the Sarbanes-Oxley Act. The Committee reviewed the non-audit services being provided to the Group by KPMG at regular intervals during 2007.

        Total fees payable to KPMG for the fiscal years ended December 31, 2007 and 2006 are set out below:

	2007	Restated 2006
	(in £ Millions)
Fees payable to Prudential's auditor for the audit of Prudential's annual accounts	1.8	2.3
Fees payable to Prudential's auditor and its associates for other services:
Audit of subsidiaries and associates pursuant to legislation	4.4	3.8
Other services supplied pursuant to legislation	2.9	4.0
Other services relating to taxation	0.4	0.2
Valuation and actuarial services	0.7	0.0
Services relating to corporate finance transactions	0.2	0.7
All other services	1.0	1.3

Total	11.4	12.3

        In addition, there were fees of £0.2 million (2006: £0.2 million) for the audit of pension schemes.

        2007

        Fees of £1.8 million for the audit of Prudential's annual accounts comprised statutory audit fees of £0.9 million, US GAAP audit fees of £0.4 million and EEV reporting audit fees of £0.5 million. Fees of £4.4 million for audit of subsidiaries and associates pursuant to legislation mainly related to the audit of local and statutory accounts and to statutory audit work in connection with the submission of results to be consolidated in Prudential's annual accounts.

        Fees of £2.9 million for other services supplied pursuant to legislation comprised of Sarbanes-Oxley reporting of £1.4 million and interim and regulatory reporting of £1.5 million.

        Fees of £0.4 million for services relating to taxation related to tax compliance throughout the Group. Fees of £0.2 million for services relating to corporate finance transactions related to work in connection with the sale of Egg Banking plc to Citi and to due diligence work.

        Fees of £0.7 million for valuation and actuarial services related to work in connection with MCEV and with the investigation into possible re-attribution of the inherited estate.

        Fees of £1.0 million for all other services comprised services in respect of accounting and regulatory requirements of £0.1 million services, in respect of attestation letters of £0.8 million, and services in respect of Sarbanes-Oxley requirements of £0.1 million.

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

        Fees of £4.0 million for other services supplied pursuant to legislation comprised of Sarbanes-Oxley reporting of £2.6 million and interim and regulatory reporting of £1.4 million.

        Fees of £0.2 million for services relating to taxation related to tax compliance throughout the Group. Fees of £0.7 million for services relating to corporate finance transactions related to work in connection with a business proposal received and to due diligence work.

        Fees of £1.3 million for all other services comprised services in respect of accounting and regulatory requirements of £0.5 million, services in respect of attestation letters of £0.5 million, and services in respect of Sarbanes-Oxley requirements of £0.3 million.

Auditor performance and independence

        As part of its work during 2007 the Committee assessed the performance of the external auditor, its independence and objectivity, and the effectiveness of the audit process. In addition to questioning the external auditor and the Group Finance Director, which is a regular feature of meetings, the review of the effectiveness of the external audit process was conducted through a questionnaire-based exercise administered by Group-wide Internal Audit, supplemented by interviews with senior finance staff and Committee members. In addition, the Committee reviewed the external audit strategy and received reports from the auditor on its own policies and procedures regarding independence and quality control, including an annual confirmation of its independence in line with industry standards.

Re-appointment of auditor

        The Group operates a policy under which at least once every five years a formal review is undertaken by the Committee to assess whether the external audit should be re-tendered. The external audit was last put out to competitive tender in 1999 when the present auditor was appointed. In 2005, 2006 and 2007 the Committee formally considered the need to re-tender the external audit service and concluded that, given the significant changes in accounting, audit and regulatory requirements, the interests of the Company were better served by retaining the existing auditor through a period of continuing change. In addition, the Committee concluded that there was nothing in the performance of the auditor requiring a change. During the year, following the approval of the 2006 Annual Report, a new lead audit partner was appointed by KPMG Audit Plc, in line with the Auditing Practices Board Ethical Statements in the UK and the Sarbanes-Oxley Act in the US.

        Following its review of the external auditor's effectiveness and independence, the Committee recommended to the Board that KPMG Audit Plc be re-appointed as auditor of the Company, and a resolution for the re-appointment of KPMG Audit Plc as auditor of the Company to hold office until the end of the 2009 Annual General Meeting was approved by shareholders at the Annual General Meeting on May 15, 2008.

Item 16D. Exemptions from the Listing Standards for Audit Committees

        Not applicable

Item 16E. Purchases of Equity Securities by Prudential plc and Affiliated Purchasers.

        The following table sets forth information with respect to purchases made by or on behalf of Prudential or any "affiliated purchasers" (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) of Prudential's ordinary shares or American depositary shares for the year ended December 31, 2007.

Period	Total Number of Shares Purchased(1)(2)	Average Price Paid Per Share (£)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under Plans or Programs
January 1 - January 31	9,975	7.1288	N/A	N/A
February 1 - February 28	9,693	7.1867
March 1 - March 31	17,410	6.7960
April 1 - April 30	12,239	7.4979
May 1 - May 31	25,458	7.9797
June 1 - June 30	10,936	7.1741
July 1 - July 31	11,021	7.3082
August 1 - August 31	598,924	7.1231
September 1 - September 30	10,435	7.0297
October 1 - October 31	587,121	7.6843
November 1 - November 30	10,451	7.0527
December 1 - December 31	11,876	7.1419

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

(3)
In addition, 34,245 shares were allotted to the employee benefit trusts in lieu of receiving cash dividends as part of Prudential's scrip dividend program in May and September 2007.

Item 18. Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Prudential plc

        We have audited the accompanying consolidated balance sheet of Prudential plc and subsidiaries (together "Company") as of December 31, 2007 and 2006 and the related consolidated income statement, statement of changes in equity and consolidated cash flow statement for the each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Prudential plc and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated May 15, 2008 expressed an unqualified opinion on the effective operation of, internal control over financial reporting.

May 15, 2008	By:	/s/ KPMG AUDIT PLC KPMG Audit Plc London, England

Prudential plc and Subsidiaries

Consolidated Income Statements

Years ended December 31

	2007	2006	2005
	(In £ millions Except Per Share Amounts)
Gross premiums earned	18,359	16,157	15,225
Outward reinsurance premiums	(171)	(171)	(197)

Earned premiums, net of reinsurance	18,188	15,986	15,028

Investment income	12,221	17,128	23,120
Other income	2,457	1,917	1,862

Total revenue, net of reinsurance	32,866	35,031	40,010

Benefits and claims	(26,210)	(25,981)	(30,465)
Outward reinsurers' share of benefits and claims	(20)	(144)	368
Movement in unallocated surplus of with-profits funds	(760)	(2,296)	(3,003)

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(26,990)	(28,421)	(33,100)
Acquisition costs and other operating expenditure	(4,523)	(4,212)	(4,514)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(168)	(177)	(175)
Goodwill impairment charge	—	—	(120)

Total charges, net of reinsurance	(31,681)	(32,810)	(37,909)

Profit before tax*	1,185	2,221	2,101
Tax attributable to policyholders' returns	(19)	(849)	(1,147)

Profit before tax attributable to shareholders	1,166	1,372	954
Tax expense	(401)	(1,241)	(1,389)
Less: tax attributable to policyholders' returns	19	849	1,147
Tax attributable to shareholders' profits	(382)	(392)	(242)

Profit from continuing operations after tax	784	980	712
Discontinued operations (net of tax)	241	(105)	48

Profit for the year	1,025	875	760

Attributable to:
Equity holders of the Company	1,022	874	748
Minority interests	3	1	12

Profit for the year	1,025	875	760

Earnings per share
Basic (based on 2,445m, 2,413m and 2,365m shares respectively):
Based on profit from continuing operations attributable to the equity holders of the Company	31.9p	40.5p	29.6p
Based on profit (loss) from discontinued operations attributable to the equity holders of the Company	9.9p	(4.3)p	2.0p

	41.8p	36.2p	31.6p

Diluted (based on 2,448m, 2,416m and 2,369m shares respectively):
Based on profit from continuing operations attributable to the equity holders of the Company	31.9p	40.5p	29.6p
Based on profit (loss) from discontinued operations attributable to the equity holders of the Company	9.8p	(4.3)p	2.0p

	41.7p	36.2p	31.6p

*
Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits.

        The presentation of the 2006 and 2005 comparative results has been adjusted to reclassify Egg as discontinued operations.

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Statement of Changes in Equity

Year ended December 31

	2007
	Share capital	Share premium	Retained earnings	Translation reserve	Available- for-sale securities reserve	Hedging reserve	Shareholders' equity	Minority interests	Total equity
	(In £ Millions)
Reserves
Profit for the year			1,022				1,022	3	1,025
Items recognized directly in equity:
Exchange translation movements				11			11		11
Movement on cash flow hedges						(3)	(3)		(3)
Unrealized valuation movements on Egg securities classified as available-for-sale					(2)		(2)		(2)
Unrealized valuation movements on US life operations securities classified as available-for-sale:
Unrealized holding losses arising during the year					(231)		(231)		(231)
Less gains included in the income statement					(13)		(13)		(13)

					(244)		(244)		(244)
Related change in amortization of deferred income and acquisition costs					88		88		88
Related tax				2	53	1	56		56

Total items of income and expense recognized directly in equity				13	(105)	(2)	(94)		(94)

Total income and expense for the year			1,022	13	(105)	(2)	928	3	931
Dividends			(426)				(426)	(5)	(431)
Reserve movements in respect of share-based payments			18				18		18
Change in minority interests arising principally from purchase and sale of venture investment companies and property partnerships of the PAC with-profits fund and of other investments								(28)	(28)
Share capital and share premium
New share capital subscribed	1	181					182		182
Transfer to retained earnings in respect of shares issued in lieu of cash dividends		(175)	175
Treasury shares
Movement in own shares in respect of share-based payment plans			7				7		7
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS			4				4		4

Net increase (decrease) in equity	1	6	800	13	(105)	(2)	713	(30)	683
At beginning of year	122	1,822	3,640	(125)	27	2	5,488	132	5,620

At end of year	123	1,828	4,440	(112)	(78)	—	6,201	102	6,303

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Statement of Changes in Equity

Year ended December 31

	2006
	Share capital	Share premium	Retained earnings	Translation reserve	Available- for-sale securities reserve	Hedging reserve	Shareholders' equity	Minority interests	Total equity
	(In £ Millions)
Reserves
Profit for the year			874				874	1	875
Items recognized directly in equity:
Exchange movements				(224)			(224)		(224)
Movement on cash flow hedges						7	7		7
Unrealized valuation movements on Egg securities classified as available-for-sale					(2)		(2)		(2)
Unrealized valuation movements on US life operations securities classified as available-for-sale:
Unrealized holding losses arising during the year					(208)		(208)		(208)
Less losses included in the income statement					7		7		7

					(201)		(201)		(201)
Related change in amortization of deferred income and acquisition costs					75		75		75
Related tax				(74)	50	(2)	(26)		(26)

Total items of income and expense recognized directly in equity				(298)	(78)	5	(371)		(371)

Total income and expense for the year			874	(298)	(78)	5	503	1	504
Dividends			(399)				(399)		(399)
Reserve movements in respect of share-based payments			15				15		15
Change in minority interests arising principally from purchase and sale of venture investment companies and property partnerships of the PAC with-profits fund and of other investments								43	43
Acquisition of Egg minority interests			(167)				(167)	(84)	(251)
Share capital and share premium
New share capital subscribed	3	333					336		336
Transfer to retained earnings in respect of shares issued in lieu of cash dividends		(75)	75
Treasury shares
Movement in own shares in respect of share-based payment plans			6				6		6
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS			0				0		0

Net increase (decrease) in equity	3	258	404	(298)	(78)	5	294	(40)	254
At beginning of year	119	1,564	3,236	173	105	(3)	5,194	172	5,366

At end of year	122	1,822	3,640	(125)	27	2	5,488	132	5,620

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Statement of Changes in Equity

Year ended December 31

	2005
	Share capital	Share premium	Retained earnings	Translation reserve	Available- for-sale reserve	Hedging reserve	Shareholders' equity	Minority interests	Total equity
	(In £ Millions)
Reserves
Profit for the year			748				748	12	760
Items recognized directly in equity:
Exchange movements				268			268		268
Movement on cash flow hedges						(4)	(4)	1	(3)
Unrealized valuation movements on Egg securities classified as available-for-sale					(1)		(1)		(1)
Unrealized valuation movements on US life operations securities classified as available-for-sale:
Unrealized holding losses arising during the year					(772)		(772)		(772)
Less losses included in the income statement					22		22		22

					(750)		(750)		(750)
Related change in amortization of deferred income and acquisition costs					307		307		307
Related tax				65	152	1	218		218

Total items of income and expense recognized directly in equity				333	(292)	(3)	38	1	39

Total income and expense for the year			748	333	(292)	(3)	786	13	799
Cumulative effect of changes in accounting policies on adoption of IAS 32, IAS 39 and IFRS 4, net of applicable taxes at January 1, 2005		2	(173)		397		226	(3)	223
Dividends			(380)				(380)		(380)
Reserve movements in respect of share-based payments			15				15	(1)	14
Change in minority interests arising principally from purchase and sale of venture investment companies and property partnerships of the PAC with-profits fund								26	26
Share capital and share premium
New share capital subscribed	0	55					55		55
Transfer to retained earnings in respect of shares issued in lieu of cash dividends		(51)	51
Treasury shares
Movement in own shares in respect of share-based payment plans			0				0		0
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS			3				3		3

Net increase (decrease) in equity		6	264	333	105	(3)	705	35	740

At beginning of year	119	1,558	2,972	(160)			4,489	137	4,626

At end of year	119	1,564	3,236	173	105	(3)	5,194	172	5,366

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Balance Sheets

December 31

Assets	2007	2006
	(In £ Millions)
Intangible assets attributable to shareholders:
Goodwill	1,341	1,341
Deferred acquisition costs and other intangible assets	2,836	2,497

Total	4,177	3,838

Intangible assets attributable to PAC with-profits fund:
In respect of acquired subsidiaries for venture fund and other investment purposes	192	830
Deferred acquisition costs	19	31

Total	211	861

Total	4,388	4,699

Other non-investment and non-cash assets:
Property, plant and equipment	1,012	1,133
Reinsurers' share of insurance contract liabilities	783	945
Deferred tax assets	925	1,012
Current tax recoverable	285	404
Accrued investment income	2,023	1,900
Other debtors	1,297	1,052

Total	6,325	6,446

Investments of long-term business, banking and other operations:
Investment properties	13,688	14,491
Investments accounted for using the equity method	12	6
Financial investments:
Loans	7,924	13,754
Equity securities and portfolio holdings in unit trusts	86,157	78,892
Debt securities	83,984	81,719
Other investments	4,396	3,220
Deposits	7,889	7,759

Total	204,050	199,841

Held for sale assets	30	463
Cash and cash equivalents	4,951	5,071

Total assets	219,744	216,520

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Balance Sheets

December 31

Equity and liabilities	2007	2006
	(In £ Millions)
Equity
Shareholders' equity	6,201	5,488
Minority interests	102	132

Total equity	6,303	5,620

Liabilities
Banking customer accounts	—	5,554
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	132,636	123,213
Investment contract liabilities with discretionary participation features	29,550	28,733
Investment contract liabilities without discretionary participation features	14,032	13,042
Unallocated surplus of with-profits funds	14,351	13,599

Total	190,569	178,587

Core structural borrowings of shareholder-financed operations:
Subordinated debt (other than Egg)	1,570	1,538
Other	922	1,074

	2,492	2,612
Egg subordinated debt	—	451

Total	2,492	3,063

Other borrowings:
Operational borrowings attributable to shareholder-financed operations	3,081	5,609
Borrowings attributable to with-profits funds	987	1,776
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	4,081	4,232
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	3,556	2,476
Current tax liabilities	1,237	1,303
Deferred tax liabilities	3,475	3,882
Accruals and deferred income	599	517
Other creditors	1,020	1,398
Provisions	473	464
Other liabilities	1,871	1,652
Held for sale liabilities	—	387

Total	16,312	16,311

Total liabilities	213,441	210,900

Total equity and liabilities	219,744	216,520

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Cash Flow Statements

Years ended December 31

	2007	2006	2005
	(In £ Millions)
Cash flows from operating activities
Profit before tax from continuing operations	1,185	2,221	2,101
Profit (loss) before tax from discontinued operations (including profit on sale)	222	(150)	47

Total profit before tax*	1,407	2,071	2,148
Changes in operating assets and liabilities:
Investments	(11,730)	(13,748)	(21,462)
Banking customer accounts	(9)	(276)	(861)
Other non-investment and non-cash assets	(817)	(232)	(960)
Policyholder liabilities (including unallocated surplus)	12,017	13,540	21,113
Other liabilities (including operational borrowings)	962	1,136	180
Interest income and expense and dividend income included in profit before tax	(8,201)	(10,056)	(8,410)
Other non-cash items	(140)	198	0
Operating cash items:
Interest receipts	5,541	6,466	5,946
Dividend receipts	2,732	3,633	2,680
Tax paid	(624)	(523)	(573)

Net cash flows from operating activities	1,138	2,209	(199)

Cash flows from investing activities
Purchases of property, plant and equipment	(231)	(174)	(160)
Proceeds from disposal of property, plant and equipment	61	34	6
Costs incurred on purchase of Egg minority interests	—	(6)	—
Acquisition of subsidiaries, net of cash balances	(77)	(70)	(68)
Disposal of Egg, net of cash balances	(538)	—	—
Disposal of other subsidiaries, net of cash balances	157	114	252
Deconsolidation of investment subsidiaries**	(91)	—	—

Net cash flows from investing activities	(719)	(102)	30

Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations:
Issue	—	—	168
Redemption	(150)	(1)	(308)
Interest paid	(171)	(204)	(204)
With-profits operations:
Interest paid	(9)	(9)	(9)
Equity capital:
Issues of ordinary share capital	6	15	3
Dividends paid***	(255)	(323)	(328)

Net cash flows from financing activities	(579)	(522)	(678)

Net (decrease) increase in cash and cash equivalents	(160)	1,585	(847)
Cash and cash equivalents at beginning of year	5,071	3,586	4,341
Effect of exchange rate changes on cash and cash equivalents	40	(100)	92

Cash and cash equivalents at end of year	4,951	5,071	3,586

*
Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits. It does not represent profit before tax attributable to shareholders.

**
In November 2007, Prudential sold its venture fund management subsidiary, PPM Capital, as described in note I6. As a result of the arrangements attaching to the sale, it is no longer appropriate to consolidate the holdings managed by that company.

***
Dividends paid are net of scrip dividend as described in note B2.

The accompanying notes are an integral part of these financial statements

Section H: Other information on balance sheet items
H1	Intangible assets attributable to shareholders	F-161
H2	Intangible assets attributable to the Prudential Assurance Company Limited (PAC) with-profits fund	F-165
H3	Reinsurers' share of insurance contract liabilities	F-166
H4	Tax assets and liabilities	F-167
H5	Accrued investment income and other debtors	F-169
H6	Property, plant and equipment	F-170
H7	Investment properties	F-172
H8	Investments in associates and joint ventures	F-174
H9	Assets and liabilities held for sale	F-177
H10	Cash and cash equivalents	F-178
H11	Shareholders' equity: share capital, share premium and reserves	F-178
H12	Insurance contract liabilities and unallocated surplus of with-profits funds	F-180
H13	Borrowings	F-181
H14	Provisions and contingencies	F-185
H15	Other liabilities	F-192
Section I: Other notes
I1	Staff and pension plans	F-192
I2	Share-based payments	F-208
I3	Key management remuneration	F-214
I4	Fees payable to auditor	F-215
I5	Related party transactions	F-215
I6	Subsidiary undertakings	F-216
I7	Commitments	F-220
I8	Cash flows	F-220
	Section J: Discontinued banking operations	F-221
J1	Income statement for discontinued banking operations	F-222
J2	Balance sheet for discontinued banking operations	F-223
J3	Risk management overview	F-223
J4	Maturities of assets and liabilities and liquidity risk	F-224
J5	Losses on loans and advances	F-224
J6	Market risk	F-225
J7	Credit risk	F-226
J8	Capital position	F-228

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

A:    Background

A1:    Nature of operations

        Prudential plc (the Company) together with its subsidiaries (collectively, the Group or Prudential) is an international financial services group with its principal operations in the UK, the US and Asia. The Group operates in the UK through its subsidiaries, primarily The Prudential Assurance Company Limited (PAC), Prudential Annuities Limited (PAL), Prudential Retirement Income Limited (PRIL), M&G Investment Management Limited and, prior to disposal, Egg Banking plc. On January 29, 2007 the Company announced that it had entered into a binding agreement to sell its Egg banking business to Citi, as described in note I6. On May 1, 2007, the Company completed the sale.

        In the US, the Group's principal subsidiary is Jackson National Life Insurance Company (Jackson). The Group also has operations in Hong Kong, Malaysia, Singapore, Taiwan and other Asian countries.

        Prudential offers a wide range of retail financial products and services and asset management services throughout these territories. The retail financial products and services principally include life insurance, pensions and annuities as well as collective investment services.

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

        The consolidated financial statements have been prepared and approved by the directors in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Were the Group to apply IFRS as adopted by the European Union ("EU") as opposed to those issued by the IASB no additional adjustment would be required.

        In 2007 the Group adopted IFRS 7, 'Financial Instruments: Disclosures', IAS 1 (as amended) and amendment to IFRS 4 Implementation Guidance.

        The Group has applied all IFRS standards and interpretations issued by the IASB and effective at December 31, 2007.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

A:    Background (Continued)

        The consolidated financial statements do not represent the Prudential's statutory accounts for the purposes of the UK Companies Act 1985. These financial statements are based on the prescribed formats. The Group's external auditors have reported on the 2007, 2006 and 2005 statutory accounts and the accounts have been delivered to the UK Registrar of Companies. The auditors' reports were unqualified and did not contain a statement under Section 237 (2) (inadequate accounting records or returns not agreeing with records and returns) or Section 237 (3) (failure to obtain necessary information and explanations) of the UK Companies Act 1985.

        The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

        The years "2007", "2006" and "2005" refer to the years ended December 31, 2007, 2006 and 2005 respectively.

A3:    Critical accounting policies, estimates and judgements

(a) Critical accounting policies

        Prudential's discussion and analysis of its financial condition and results of operations are based upon Prudential's consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

A:    Background (Continued)

accounting permitted under IFRS 4 for accounting for insurance contract assets, policyholder liabilities and unallocated surplus of the Group's with-profits funds.

Insurance contract accounting

        With the exception of certain contracts described in note D1, the Group's life assurance contracts are classified as insurance contracts and investment contracts with discretionary participating features. As permitted by IFRS 4, assets and liabilities of these contracts (see below) are accounted for under previously applied GAAP. Accordingly, except as described below, the modified statutory basis (MSB) of reporting as set out in the revised Statement of Recommended Practice (SORP) issued by the Association of British Insurers (ABI) in November 2003 has been applied.

        In 2005 the Group chose to improve its IFRS accounting for UK regulated with-profits funds by the voluntary application of the UK accounting standard FRS 27, 'Life Assurance'. Under this standard, the main accounting changes that were required for UK with-profits funds were:

  •
  Derecognition of deferred acquisition costs and related deferred tax; and

  •
  replacement of MSB liabilities with adjusted realistic basis liabilities.

        The results shown for 2007, 2006 and 2005 reflect this basis.

        Unallocated surplus represents the excess of assets over policyholder liabilities for the Group's with-profits funds that have yet to be appropriated between policyholders and shareholders. The Group has opted to account for unallocated surplus wholly as a liability with no allocation to equity. This treatment reflects the fact that shareholders' participation in the cost of bonuses arises only on distribution. Shareholder profits on with-profits business reflect one-ninth of the cost of declared bonus.

        For Jackson, applying the MSB as applicable to overseas operations, the assets and liabilities of insurance contracts are accounted for under insurance accounting prescribed by US GAAP. For the assets and liabilities of insurance contracts of Asian operations, the local GAAP is applied with adjustments, where necessary, to comply with UK GAAP. For the operations in Taiwan, Vietnam and Japan, countries where local GAAP is not appropriate in the context of the previously applied MSB, accounting for insurance contracts is based on US GAAP. For participating business the liabilities include provisions for the policyholders' interest in realized investment gains and other surpluses that, where appropriate, and in particular for Vietnam, have yet to be declared as bonuses.

        The usage of these bases of accounting has varying effects on the way in which product options and guarantees are measured. For UK regulated with-profits funds, for the 2007, 2006 and 2005 results, options and guarantees are valued on a market consistent basis. The basis is described in note D2(e)(ii). For other operations a market consistent basis is not applied under the accounting basis described in note A4. Details of the guarantees, basis of setting assumptions, and sensitivity to altered assumptions are described in notes D3 and D4.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

A:    Background (Continued)

Valuation and accounting presentation of fair value movements of derivatives and debt securities of Jackson

        Under IAS 39, derivatives are required to be carried at fair value. Unless net investment hedge accounting is applied, value movements on derivatives are recognized in the income statement.

        For derivative instruments of Jackson, the Group has considered at length whether it is appropriate to undertake the necessary operational changes to qualify for hedge accounting so as to achieve matching of value movements in hedging instruments and hedged items in the performance statements. In reaching the decision a number of factors were particularly relevant. These were:

  •
  IAS 39 hedging criteria have been designed primarily in the context of hedging and hedging instruments that are assessable as financial instruments that are either stand-alone or separable from host contracts, rather than, for example, duration characteristics of insurance contracts;

  •
  the high hurdle levels under IAS 39 of ensuring hedge effectiveness at the level of individual hedge transactions;

  •
  the difficulties in applying the macro hedge provisions under IAS 39 (which are more suited to banking arrangements) to Jackson's derivative book;

  •
  the complexity of asset and liability matching of US life insurers such as those with Jackson's product range; and finally

  •
  whether it is possible or desirable, without an unacceptable level of costs and constraint on commercial activity, to achieve the accounting hedge effectiveness required under IAS 39.

        In this regard, the issues surrounding IAS 39 application are very similar to those considered by other US life insurers when the US financial reporting standard FAS 133 was first applied for US GAAP reporting. Taking account of these considerations the Group has decided that, except for certain minor categories of derivatives, it is not appropriate to seek to achieve hedge accounting under IAS 39. As a result of this decision the total income statement results are more volatile as the movements in the value of Jackson's derivatives are reflected within it.

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

Presentation of results before tax

        The total tax charge for the Group reflects tax that in addition to relating to shareholders' profits is also attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. This is explained in more detail in note F5. However, pre-tax profits are determined after transfers to or from unallocated surplus of with-profits funds. These transfers are in turn determined after taking account of tax borne by with-profits funds. Consequently reported profit before the total tax charge is not representative of pre-tax profits attributable to shareholders. In order to provide a measure of pre-tax profits attributable to shareholders the Group has chosen to adopt an income statement

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

A:    Background (Continued)

presentation of the tax charge and pre-tax results that distinguishes between policyholder and shareholder components.

(b) Critical accounting estimates and judgements

Investments

Determining the fair value of unquoted investments

        The Group holds certain financial investments which are not quoted on active markets. Their fair values are determined in full or in part by using valuation techniques. If the market for a financial investment of the Group is not active, the Group establishes fair value by using quotations from independent third parties, such as brokers or by using valuation techniques. The fair values of investments valued using a valuation technique at December 31, 2007 was £9,854 million (2006: £8,211 million). Of this amount £5,739 million (2006: £4,503 million) is held by with-profits operations, for which value movements do not affect directly shareholder results, and £4,115 million (2006: £3,708 million) is held by shareholder-backed operations. The valuation techniques include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. Additional details are explained in note G1.

Determining impairments relating to financial assets

Available-for-sale securities

        Financial investments carried on an available-for-sale basis are represented by Jackson's and, prior to the sale of Egg in May 2007, Egg's debt securities portfolio. These are considered to be impaired if there has been a significant or prolonged period of decline in fair value below amortized cost or if there is any other objective evidence of impairment. The consideration of this requires management's judgement. Among the factors considered is whether the decline in fair value results from a change in quality of the security itself, or from a downward movement in the market as a whole and the likelihood of recovering the carrying value based on the current and short-term prospects of the issuer.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

A:    Background (Continued)

Assets held at amortized cost

        Financial assets classified as loans and receivables under IAS 39 are carried at amortized cost using the effective interest rate method. The loans and receivables include loans collateralized by mortgages, deposits and loans to policyholders. In estimating future cash flows, the Group looks at the expected cash flows of the assets and applies historical loss experience of assets with similar credit risks that has been adjusted for conditions in the historical loss experience which no longer exist or for conditions that are expected to arise. The estimated future cash flows are discounted using the financial asset's original or variable effective interest rate and exclude credit losses that have not yet been incurred.

        The risks inherent in reviewing the impairment of any investment include the risk that market results may differ from expectations; facts and circumstances may change in the future and differ from estimates and assumptions; or the Group may later decide to sell the asset as a result of changed circumstances.

        The principal holdings of loans and receivables where credit risk was of particular significance were loans and advances to customers held by Egg. Egg was sold in May 2007. Egg had significant concentrations of credit risk in respect of its unsecured lending on credit cards, personal loans and mortgage lending secured on property in the UK. The table in note J5 details the movements in the allowance for losses on such loans and advances up to the date of sale.

        Changes in the estimates of credit risk in any reporting period could result in a change in the allowance for losses on the loans and advances.

Insurance contracts

Product classification

        IFRS 4 requires contracts written by insurers to be classified as either 'insurance contracts' or 'investment contracts' depending on the level of insurance risk transferred. If significant insurance risk is transferred by the contract then it is classified as an insurance contract. Contracts that transfer financial risk but not significant insurance risk are termed investment contracts. Furthermore, some contracts, both insurance and investment, contain discretionary participating features representing the contractual right to receive additional benefits as a supplement to guaranteed benefits:

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

A:    Background (Continued)

        For investment contracts that do not contain discretionary participating features, IAS 39 and, where the contract includes an investment management element, IAS 18, apply measurement principles to assets and liabilities attaching to the contract.

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

        The basis of determining liabilities for the Group's with-profits business has little or no effect on the results attributable to shareholders. This is because movements on liabilities of the with-profits funds are absorbed by the unallocated surplus. Except through indirect effects, or in remote circumstances as described below, changes to liability assumptions are therefore reflected in the carrying value of the unallocated surplus, which is accounted for as a liability rather than shareholders' equity.

        A detailed explanation of the basis of liability measurement is contained in note D2(e)(ii).

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

        This lack of sensitivity reflects the with-profits fund structure, basis of distribution, and the application of previous GAAP to the unallocated surplus of with-profits funds as permitted by IFRS 4. Changes in liabilities of these contracts that are caused by altered estimates are absorbed by the unallocated surplus of the with-profits funds with no direct effect on shareholders' equity. The Company's obligations and more detail on such circumstances are described in note H14.

(ii) Other contracts

        Contracts, other than those of with-profits funds, are written in shareholder-backed operations of the Group. The significant shareholder-backed product groupings and the factors that may significantly affect IFRS results due to experience against assumptions or changes of assumptions vary significantly between business units. For some types of business the effect of changes in assumptions may be significant, whilst for others, due to the nature of the product, assumption setting may be of less

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

A:    Background (Continued)

significance. The nature of the products and the significance of assumptions are discussed in notes D2, D3 and D4. From the perspective of shareholder results the key sensitivity relates to assumed future investment returns for the Taiwan life operation as described below.

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

        Variable annuity contracts written by Jackson may provide for guaranteed minimum death, income, or withdrawal benefit features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate assumptions. For variable annuity business the key assumption is the expected long-term level of equity market returns, which for 2007, 2006 and 2005 was 8.4 per cent per annum determined using a mean reversion methodology. Likely changes to this percentage return are not expected to be significant.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

A:    Background (Continued)

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

        The principal non-participating business in the Group's Asian operations, for which changes in estimates and assumptions are important from year to year, is the traditional whole-life business written in Taiwan. The premiums for the in-force business for these contracts have been set by the regulator at different points for the industry as a whole. Premium rates were set to give a guaranteed minimum sum assured on death and a guaranteed surrender value on early surrender based on prevailing interest rates at the time of policy issue. Premium rates also included an allowance for mortality and expenses. The required rates of guarantee have fallen over time as interest rates have reduced from a high of eight per cent to current levels of around two per cent. The current low bond rates in Taiwan gives rise to a negative spread against the majority of these policies. The current cash costs of funding in force negative spread in Taiwan is around £45 million a year.

        The profits attaching to these contracts are particularly affected by the rates of return earned, and estimated to be earned on, the assets held to cover liabilities and on future investment income and contract cash flows. Under IFRS, the insurance contract liabilities of the Taiwan business are determined on the US GAAP basis as applied previously under UK GAAP. Under this basis the policy liabilities are calculated on sets of assumptions, which are locked-in at the point of policy inception, and a deferred acquisition cost asset is held in the balance sheet.

        The adequacy of the insurance contract liabilities is tested by reference to best estimates of expected investment returns on policy cash flows and reinvested income. The assumed earned rates are used to discount the future cash flows. The assumed earned rates consist of a long-term best estimate determined by consideration of long-term market conditions, and rates assumed to be earned in the trending period. At December 31, 2007 and 2006 it has been assumed that the longer-term bond rate will be attained by December 31, 2013.

        The liability adequacy test results are sensitive to the attainment of the trended rates during the trending period and the level of the projected long-term rate.

        Details of this sensitivity are shown in note D4(g)(iii).

Deferred acquisition costs

        Significant costs are incurred in connection with acquiring new insurance business. Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

A:    Background (Continued)

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

Jackson

        For term business, acquisition costs are deferred and amortized in line with expected premiums. For annuity business, acquisition costs are deferred and amortized in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the long-term spread between the earned rate and the rate credited to policyholders, which is based on the annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of the Jackson companies, industry experience and future expectations. A detailed analysis of actual experience is measured by internally developed mortality studies.

        For variable annuity business, the key assumption is the expected long-term level of equity market returns as described above.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

A:    Background (Continued)

        In the case of PSPS, movements in the apportionment of the surplus or deficit for PSPS between the WPSF and shareholders' funds in 2007 reflect the 70/30 ratio applied to the base deficit position as at December 31, 2005 but with service cost and contributions for ongoing service apportioned by reference to the cost allocation for activity of current employees.

        For SAPS the ratio is estimated to be 50/50 between the WPSF and shareholders' funds.

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

A4:    Significant accounting policies

(a) Financial instruments (other than long-term business contracts classified as financial instruments under IFRS 4)

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

  (ii)
  Financial investments on an available-for-sale basis—this comprises assets that are designated by management and/or do not fall into any of the other categories. These investments are carried at fair value. Interest income is recognized on an effective interest basis in the income statement. Except for foreign exchange gains and losses on debt securities, not in functional currency, which are included in the income statement, unrealized gains and losses are recognized in equity. Upon disposal or impairment, accumulated unrealized gains and losses are transferred from equity to the income statement as realized gains or losses.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

A:    Background (Continued)

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

        The Group has designated certain financial assets as fair value through profit and loss as these assets are managed and their performance is evaluated on a fair value basis. These assets represent all of the Group's financial assets except all loans and receivables and debt securities held by Jackson and, prior to its sale in May 2007, Egg. Debt securities held by Jackson and Egg (prior to its sale) are accounted for on an available-for-sale basis. The use of the fair value option is consistent with the Group's risk management and investment strategies.

        The Group uses the trade date method to account for regular purchases and sales of financial assets with the exception of Egg's loans and advances to customers which were on a settlement day basis.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

A:    Background (Continued)

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

        The primary areas of the Group's continuing operations where derivative instruments are held are the UK with-profits funds and annuity business, and Jackson. In addition, for 2005, 2006 and during 2007 to the date of disposal, the Group also entered into significant derivative transactions for its discontinued banking operations.

        For the Group's continuing operations, hedge accounting under IAS 39 is not usually applied. The exceptions, where hedge accounting has been applied are summarized in note G3.

        For UK with-profits funds the derivative programme is undertaken as part of the efficient management of the portfolio as a whole. As noted in section D2 value movements on the with-profits funds investments are reflected in changes in asset-share liabilities to policyholders or the liability for unallocated surplus. Shareholders' profit or equity is not affected directly by value movements on the derivatives held.

        For UK annuity business the derivatives are held as part of the overall matching of asset returns and duration to match, as far as practical, with liabilities to policyholders. The carrying value of these liabilities is sensitive to the return on the matching financial assets including derivatives held. Except for

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

A:    Background (Continued)

the extent of minor mismatching, value movements on derivatives held for this purpose do not affect shareholders' profit or equity.

        For Jackson an extensive derivative programme is maintained. Value movements on the derivatives held can be very significant in their effect on shareholder results. The Group has chosen generally not to seek to construct the Jackson derivative programme so as to facilitate hedge accounting where theoretically possible, under IAS 39. Further details on this aspect of the Group's financial reporting are described in note A3.

Embedded derivatives

        Embedded derivatives are held by various Group companies including Jackson and, prior to the sale of Egg in the first half of 2007, Egg. They are embedded within other non-derivative host financial instruments to create hybrid instruments. Where economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host instrument, and where the hybrid instrument is not measured at fair value with the changes in fair value recognized in the income statement, the embedded derivative is bifurcated and carried at fair value as a derivative in accordance with IAS 39.

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

        In cases where the Group takes possession of the collateral under its securities lending programme, the collateral, and corresponding obligation to return such collateral, are recognized in the consolidated balance sheet. To further minimize credit risk, the financial condition of counterparties is monitored on a regular basis.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

A:    Background (Continued)

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

Financial liabilities designated at fair value through profit and loss

        Consistent with the Group's risk management and investment strategy and the nature of the products concerned, the Group has designated under IAS 39 classification certain financial liabilities at fair value through profit and loss as these instruments are managed and their performance evaluated on a fair value basis. These instruments include liabilities related to consolidated collateralized debt obligations and net assets attributable to unit holders of consolidated unit trusts and similar funds.

(b) Long-term business contracts

Income statement treatment

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

A:    Background (Continued)

        Claims paid include maturities, annuities, surrenders and deaths. Maturity claims are recorded on the policy maturity date. Annuity claims are recorded when the annuity becomes due for payment. Surrenders are recorded when paid and death claims are recorded when notified.

        For investment contracts which do not contain discretionary participating features, the accounting reflects the deposit nature of the arrangement, with premiums and claims reflected as deposits and withdrawals and taken directly to the balance sheet.

Acquisition costs

        Costs of acquiring new insurance business, principally commissions, marketing and advertising costs and certain other costs associated with policy issuance and underwriting that are not reimbursed by policy charges, are specifically identified and capitalized as part of deferred acquisition costs (DAC), which are included as an asset in the balance sheet. The DAC asset in respect of insurance contracts is amortized against margins in future revenues on the related insurance policies, to the extent that the amounts are recoverable out of the margins. Recoverability of the unamortized DAC asset is assessed at the time of policy issue and reviewed if profit margins have declined.

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

        Incremental, directly attributable acquisition costs relating to the investment management element of these contracts are capitalized and amortized in line with the related revenue. If the contracts involve up-front charges, this income is also deferred and amortized through the income statement in line with contractual service provision.

UK regulated with-profits funds

        Prudential's long-term business written in the UK comprises predominantly life insurance policies under which the policyholders are entitled to participate in the returns of the funds supporting these policies. Business similar to this type is also written in certain of the Group's Asian operations subject to local market and regulatory conditions. Such policies are called with-profits policies. Prudential maintains with-profits funds within the Group's long-term business funds, which segregate the assets and liabilities and accumulate the returns related to that with-profits business. The amounts accumulated in these with-profits funds are available to provide for future policyholder benefit provisions and for bonuses to be distributed to with-profits policyholders. The bonuses, both annual and final, reflect the right of the with-profits policyholders to participate in the financial performance of the with-profits funds. Shareholders' profits with respect to bonuses declared on with-profits business correspond to the shareholders' share of the cost of bonuses as declared by the Board of directors. The shareholders' share currently represents one-ninth of the cost of bonuses declared for with-profits policies.

        Annual bonuses are declared and credited each year to with-profits policies. The annual bonuses increase policy benefits and, once credited, become guaranteed. Annual bonuses are charged to the

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

A:    Background (Continued)

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

        The policyholders' liabilities of the regulated with-profits funds are accounted for under FRS 27. FRS 27 is underpinned by the FSA's Peak 2 basis of reporting. This Peak 2 basis requires the value of liabilities to be calculated as:

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

        The cost of guarantees, options and smoothing is very sensitive to the bonus, market value reduction (MVR) and investment policies the Group employs and therefore the stochastic modeling incorporates a range of management actions that would help to protect the fund in adverse scenarios. Substantial flexibility has been included in the modeled management actions in order to reflect the discretion that the Group retains in adverse investment conditions, thereby avoiding the creation of unreasonable minimum capital requirements. The management actions assumed are consistent with management's policy for with-profits funds and the disclosures made in the publicly available Principles and Practices of Financial Management.

        Under FRS 27: for the UK with-profits funds:

  •
  No deferred acquisition costs and related deferred tax are recognized; and

  •
  adjusted realistic basis liabilities instead of MSB liabilities are recognized.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

A:    Background (Continued)

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

Other insurance contracts (i.e. contracts which contain significant insurance risk as defined under IFRS 4)

        For these contracts UK GAAP has been applied, which reflects the MSB. Under this basis the following approach applies:

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

        For the business of Jackson, the determination of the expected emergence of margins, against which the amortization profile of the DAC asset is established, is dependent on certain key assumptions. For single premium deferred annuity business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders. For variable annuity business, the key assumption is the expected long-term level of equity market returns which, for 2007, 2006 and 2005,

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

A:    Background (Continued)

was 8.4 per cent per annum implemented using a mean reversion methodology. These returns affect the level of future expected profits through their effects on fee income and the required level of provision for guaranteed minimum death benefit claims.

        Jackson accounts for the majority of its investment portfolio on an available-for-sale basis (see investment policies above) whereby unrealized gains and losses are recognized directly in equity. As permitted by IFRS 4, Jackson has used shadow accounting. Under shadow accounting, to the extent that recognition of unrealized gains or losses on available-for-sale securities causes adjustments to the carrying value and amortization patterns of DAC and deferred income, these adjustments are recognized directly in equity to be consistent with the treatment of the gains or losses on the securities.

Asian operations

        Except for the operations in Taiwan, Vietnam and Japan, the future policyholder benefit provisions for Asian businesses are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with UK GAAP. For the Hong Kong business, which is a branch of the PAC, and the Singapore and Malaysian operations the valuation principles and sensitivities to changes of assumptions of conventional with-profits and other protection-type policies are similar to those described above for equivalent products written by the UK operations.

        For the operations in Taiwan, Vietnam and Japan, countries where local GAAP is not appropriate in the context of the previously applied MSB, accounting for insurance contracts is based on US GAAP. For these three operations the business written is primarily non-participating and linked business. The future policyholder benefit provisions for non-linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claim expenses.

        Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business. Where appropriate, liabilities for participating business for these three operations include provisions for the policyholders' interest in realized investment gains and other surpluses that have yet to be declared as bonuses.

        Although the basis of valuation of Prudential's overseas operations is in accordance with the requirements of the Companies Act 1985 and ABI SORP, the valuation of policyholder benefit provisions for these businesses may differ from that determined on a UK MSB for UK operations with the same features.

Liability adequacy

        The Group performs liability adequacy testing on its insurance provisions to ensure that the carrying amounts of provisions (less related DAC and present value of in-force business—see policy on Business Acquisitions and Disposals) is sufficient to cover current estimates of future cash flows. When performing the liability adequacy test, the Group discounts all contractual cash flows and compares this amount to the carrying value of the liability. Any deficiency is immediately charged to the income statement.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

A:    Background (Continued)

Reinsurance

        In the normal course of business, the Group seeks to reduce loss exposure by reinsuring certain levels of risk in various areas of exposure with other insurance companies or reinsurers. An asset or liability is recognized in the consolidated balance sheet representing premiums due to or payments due from reinsurers and the share of benefits and claims recoverable from reinsurers. The measurement of reinsurance assets is consistent with the measurement of the underlying direct insurance contracts.

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

        For those investment contracts in the US with fixed and guaranteed terms, the Group uses the amortized cost model to measure the liability. On contract inception, the liability is measured at fair value less incremental, directly attributable acquisition costs. Remeasurement at future reporting dates is on an amortized cost basis utilizing an effective interest rate methodology whereby the interest rate utilized discounts to the net carrying amount of the financial liability.

        Those investment contracts without fixed and guaranteed terms are designated at fair value through profit and loss. Fair value is based upon the fair value of the underlying assets of the fund. Where the contract includes a surrender option its carrying value is subject to a minimum carrying value equal to its surrender value.

(c) Other assets, liabilities, income and expenditure

Basis of consolidation

        The Group consolidates those entities it is deemed to control. The degree of control is determined by the ability of the Group to govern the financial and operating policies of an entity in order to obtain benefits. Consideration is given to other factors such as potential voting rights.

        The Group has consolidated some special purpose entities (SPEs), such as funds holding collateralized debt obligations (CDOs), where equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. These SPEs are consolidated because the Group is deemed to control them under IFRS.

        The Group holds investments in internally and externally managed Open-ended Investment Companies (OEICs) and unit trusts. The Group's percentage ownership levels in these entities can fluctuate from day to day according to changes in the Group's and third party participation in the funds.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

A:    Background (Continued)

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

        The consolidated financial statements of the Group include the assets, liabilities and results of the Company and subsidiary undertakings in which Prudential has a controlling interest, using accounts drawn up to December 31, 2007 except where entities have non-coterminous year ends. In such cases, the information consolidated is based on the accounting period of these entities and is adjusted for material changes up to December 31. Accordingly, the information consolidated is deemed to cover the same period for all entities throughout the Group. The results of subsidiaries are included in the financial statements from the date acquired to the effective date of disposal. All inter-company transactions are eliminated on consolidation. Results of asset management activities include those for managing internal funds.

Investment properties

        Investments in leasehold and freehold properties not for occupation by the Group are carried at fair value, with changes in fair value included in the income statement. Properties are valued annually either by the Group's qualified surveyors or professional external valuers using the Royal Institution of Chartered Surveyors (RICS) guidelines. The RICS guidelines apply separate assumptions to the value of the land, buildings and tenancy associated with each property. Each property is externally valued at least once every three years. The cost of additions and renovations is capitalized and considered when estimating fair value.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

A:    Background (Continued)

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

A:    Background (Continued)

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

Basis of presentation of tax charges

        Tax charges in the income statement reflect the aggregate of the shareholder tax on the long-term business result and on the Group's other results.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

A:    Background (Continued)

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

Property, plant and equipment

        All property, plant and equipment such as owner occupied property, computer equipment and furniture and fixtures, are carried at depreciated cost. Costs including expenditure directly attributable to the acquisition of the assets are capitalized. Depreciation is calculated and charged on a straight-line basis over an asset's estimated useful life. The residual values and useful lives are reviewed at each balance sheet date. If the carrying amount of an asset is greater than its recoverable amount then its carrying value is written down to that recoverable amount.

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

Goodwill

        Goodwill arising on acquisitions of subsidiaries and businesses is capitalized and carried on the Group balance sheet as an intangible asset at initial value less any accumulated impairment losses.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

A:    Background (Continued)

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

Acquired intangible assets

        Intangible assets acquired on the purchase of a subsidiary or portfolio of contracts are valued at acquisition and carried at cost less amortization and any accumulated impairment losses. Amortization calculated is charged on a straight-line basis over the estimated useful life of the assets. The residual values and useful lives are reviewed at each balance sheet date.

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

Segments

        In accordance with IAS 14, 'Segment Reporting' the Group reports its results and certain other financial information by primary and secondary segments. The Group's primary segments are its business segments, namely, long-term business, asset management and, prior to the sale of Egg in the first half of 2007, banking operations. The Group's secondary segments are its geographical segments, namely, UK, US and Asia.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

A:    Background (Continued)

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

        Foreign currency borrowings that have been used to provide a hedge against Group equity investments in overseas subsidiaries are translated at year end exchange rates and movements taken directly to shareholders' equity. Other foreign currency monetary items are translated at year end exchange rates with changes recognized in the income statement. Foreign currency transactions are translated at the spot rate prevailing at the time.

A5:    New accounting pronouncements

        The following standards, interpretations and amendments have either been effective and adopted in 2007 or have been issued but are not yet effective in 2007, including those which have not yet been adopted in the EU. This is not intended to be a complete list as only those standards, interpretations and amendments that are anticipated to have an impact upon the Group's financial statements have been discussed.

Accounting pronouncements adopted in 2007

IFRS 7, 'Financial Instruments: Disclosures'

        IFRS 7 replaces IAS 30, 'Disclosures in the Financial Statements of Banks and Similar Financial Institutions', which dealt with disclosures for banking operations, and the disclosure requirements of IAS 32, 'Financial Instruments: Disclosure and Presentation'. The latter, therefore, becomes a standard dealing wholly with presentation of financial instruments. IFRS 7 is intended to complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in IAS 32 and IAS 39, 'Financial Instruments: Recognition and Measurement'. The objective of IFRS 7 is to require entities to provide disclosures in their financial statements to enable the users of financial statements to evaluate the significance of financial instruments for the entity's financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. Consequential amendments have been made to other standards as a result of the release of IFRS 7, notably IAS 1, 'Presentation of Financial Statements', and IFRS 4, 'Insurance Contracts'.

        IFRS 7 was issued in August 2005 and became effective for annual periods beginning on or after January 1, 2007.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

A:    Background (Continued)

Amendment to IFRS 4, 'Implementation Guidance'

        Revised IFRS 4 implementation guidance was issued in December 2005 and is effective in conjunction with the adoption of IFRS 7 as discussed above. The revisions relate to disclosures around insurance contracts.

Amendment to IAS 1, 'Capital Disclosures'

        As a result of the issue of IFRS 7, IAS 1 was amended in August 2005 to include a requirement to disclose information on the entity's objectives, policies and processes for managing capital. This amendment became effective for annual periods beginning on or after January 1, 2007.

        The Group adopted IFRS 7, Revised IFRS 4, 'Implementation Guidance' and the Amendment to IAS 1 in 2007. There is no impact on the profit and shareholders' equity of the Group from the adoption of these accounting pronouncements as their provisions relate to disclosure.

        The additional disclosures required by IFRS 7, revised IFRS 4 and amendment to IAS 1 are shown in the relevant sections of the notes on the Group financial statements. The adoption of these pronouncements represents a change in accounting policy and the comparative 2006 and 2005 figures have been disclosed accordingly.

IFRIC 9, 'Reassessment of Embedded Derivatives'

        IFRIC 9 requires assessment of whether embedded derivatives are required to be separated from the host contract and accounted for as derivatives when the Group first becomes a party to the contracts. Subsequent reassessment is prohibited unless there is a change in the terms of the contracts that significantly modifies the cash flows that otherwise would be required under the contracts, in which case a reassessment is required. This interpretation became effective for annual periods beginning on or after June 1, 2006.

        The adoption of IFRIC 9 did not have a material impact on the financial statements of the Group.

SOP 05-1, 'Accounting by Insurance Enterprise for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts'

        As explained in note A3, the assets and liabilities of the insurance contracts of Jackson and certain Asian operations, where the local GAAP is not well established, are accounted for based on insurance accounting prescribed by US GAAP. This is permitted by IFRS 4, where the assets and liabilities of life assurance contracts classified as insurance contracts with discretionary participating features under this standard are accounted for under previously applied GAAP, which in the case of Jackson and these certain Asian operations is US GAAP.

        In September 2005, the American Institute of Certified Public Accountants (AICPA) issued SOP 05-1 which affects the US GAAP insurance accounting. This SOP provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in FAS 97, 'Accounting and Reporting by Insurance Enterprises for Certain Long-Duration and for Realized Gains and Losses from the Sale of Investments'. SOP 05-1 sets out conditions to determine whether contract modifications are considered as internal

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

A:    Background (Continued)

replacements and result in a replacement contract that is substantially changed from the replaced contract. SOP 05-1 then requires unamortized deferred acquisition costs, unearned revenue liabilities and deferred sales inducement assets from replaced contracts in an internal replacement transaction that results in a substantially changed contract not to be deferred in connection with the replacement contract.

        SOP 05-1 became effective and was adopted by Jackson and those certain Asian operations from January 2007. The adoption of the provisions of SOP 05-1 did not have a material impact on the financial statements of the Group.

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

IFRIC 14, 'IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction'

        IFRIC 14 provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognized as an asset and clarifies the impact of minimum funding requirements on such assets. It also addresses when a minimum funding requirement might give rise to a liability. This interpretation is effective for accounting periods beginning on or after January 1, 2008.

Amendments to IAS 1, 'Presentation of Financial Statements: A Revised Presentation'

        The revised version of IAS 1 is aimed at improving users' ability to analyze and compare the information given in the financial statements.

        The changes require information in financial statements to be aggregated on the basis of shared characteristics and introduce a statement of comprehensive income. The revisions also include changes to the titles of some of the financial statements to reflect their functions more clearly: for example the balance sheet is renamed a statement of financial position, though the new titles are not mandatory. This revised standard is effective for accounting periods beginning on or after January 1, 2009.

Revised IFRS 3, 'Business Combinations' and Amendments to IAS 27, 'Consolidated and Separate Financial Statements'

        The revised IFRS 3 and amended IAS 27 are the outcomes of the second phase of the IASB's and the US Financial Accounting Standards Board's (FASB) joint business combination project. The more significant changes from the revised IFRS 3 include:

  •
  The immediate expensing of acquisition-related costs rather than inclusion in goodwill;

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

A:    Background (Continued)

  •
  recognition and measurement at fair value of contingent consideration at acquisition date with subsequent changes to income;

  •
  adoption of full goodwill method to measure non-controlling interests. IFRS 3 allows an accounting policy choice, available on a transaction by transaction basis, to measure non-controlling interests (previously minority interests) either at fair value (the full goodwill method) or the non controlling interests' proportionate share of net assets of the acquiree (consistent with the previous IFRS 3 approach).

        The amendments to IAS 27 reflect changes to the accounting for non-controlling (minority) interests.

        The revised IFRS 3 and amended IAS 27 are effective for business combinations occurring in the accounting period beginning on or after July 1, 2009.

Amendment to IFRS 2, 'Share-based Payment: Vesting Conditions and Cancellations'

        The amendment to IFRS 2 clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. This amendment is effective for accounting periods beginning on or after January 1, 2009.

        The Group is currently assessing the impact of the aforementioned standards, interpretations and amendments on its financial statements. Apart from IFRS 8, all of the other aforementioned pronouncements have not been adopted for use in the EU at December 31, 2007.

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

2007	Before tax	Tax (note F5)	Minority interests	Net of tax and minority interests	Basic earnings per share	Diluted earnings per share
	£ million	£ million	£ million	£ million	Pence	Pence
Based on profit for the year from continuing operations	1,166	(382)	(3)	781	31.9p	31.9p
Adjustment for post-tax results of discontinued operations*	222	19	—	241	9.9p	9.8p

Based on profit for the year	1,388	(363)	(3)	1,022	41.8p	41.7p

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

B:    Summary of results (Continued)

2006	Before tax	Tax (note F5)	Minority interests	Net of tax and minority interests	Basic earnings per share	Diluted earnings per share
	£ million	£ million	£ million	£ million	Pence	Pence
Based on profit for the year from continuing operations	1,372	(392)	(3)	977	40.5p	40.5p
Adjustment for post-tax results of discontinued operations*	(150)	45	2	(103)	(4.3)p	(4.3)p

Based on profit for the year	1,222	(347)	(1)	874	36.2p	36.2p

2005	Before tax	Tax (note F5)	Minority interests	Net of tax and minority interests	Basic earnings per share	Diluted earnings per share
	£ million	£ million	£ million	£ million	Pence	Pence
Based on profit for the year from continuing operations	954	(242)	(12)	700	29.6p	29.6p
Adjustment for post-tax results of discontinued operations*	47	1	0	48	2.0p	2.0p

Based on profit for the year	1,001	(241)	(12)	748	31.6p	31.6p

*
Discontinued operations relate entirely to UK Banking operations following the sale on May 1, 2007 of Egg Banking plc to Citi. Note I6 provides details of the sale of Egg.

Number of shares

        A reconciliation of the weighted average number of ordinary shares used for calculating basic and diluted earnings per share is set out as below:

	2007	2006	2005
	millions	millions	millions
Weighted average shares for calculation of basic earnings per share	2,445	2,413	2,365
Shares under option at end of year	9	10	13
Number of shares that would have been issued at fair value on assumed option exercise	(6)	(7)	(9)

Weighted average shares for calculation of diluted earnings per share	2,448	2,416	2,369

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

B:    Summary of results (Continued)

B2:    Dividends

	2007	2006	2005
	£ million	£ million	£ million
Dividends declared and paid in reporting period
Parent company:
Interim dividend (2007: 5.70p, 2006: 5.42p, 2005: 5.30p per share)	140	131	126
Final dividend for prior period (2006: 11.72p, 2005: 11.02p, 2004: 10.65p per share)	286	267	252
Subsidiary company payments to minority interests	5	1	2

Total	431	399	380

        As a result of shares issued in lieu of dividends of £176 million (2006: £76 million; 2005: £52 million), dividends paid in cash, as set out in the consolidated cash flow statement, were £255 million (2006: £323 million; 2005: £328 million).

	2007	2006	2005
	£ million	£ million	£ million
Parent company dividends relating to reporting period:
Interim dividend (2007: 5.70p, 2006: 5.42p, 2005: 5.30p per share)	140	131	126
Final dividend (2007: 12.30p, 2006: 11.72p, 2005: 11.02p per share)	304	287	267

Total	444	418	393

        A final dividend of 12.30 pence per share was proposed by the directors on March 13, 2008. Subject to shareholders' approval, the dividend will be paid on May 20, 2008 to shareholders on the register at the close of business on April 11, 2008. The dividend will absorb an estimated £304 million of shareholders' funds but a scrip dividend alternative has been offered to shareholders.

B3:    Exchange translation

Exchange movement recorded directly in equity

	2007	2006	2005
	£ million	£ million	£ million
Asian operations	16	(97)	84
US operations	(43)	(384)	327
Unallocated to a segment (Central funds)	38	257	(143)

Total	11	(224)	268

        The movements reflect the application of year end exchange rates at balance sheet rates and average exchange rates to the income statement. The movement unallocated to a segment reflects the retranslation of currency borrowings which have been designated as a net investment hedge to hedge the currency risks related to the net investment in Jackson.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

B:    Summary of results (Continued)

        The exchange rates applied were:

Local currency: £	Closing rate at Dec 31, 2007	Average for 2007	Closing rate at Dec 31, 2006	Average for 2006	Closing rate at Dec 31, 2005	Average for 2005	Opening rate at Jan 1, 2005
Hong Kong	15.52	15.62	15.22	14.32	13.31	14.15	14.92
Japan	222.38	235.64	233.20	214.34	202.63	200.13	196.73
Malaysia	6.58	6.88	6.90	6.76	6.49	6.89	7.30
Singapore	2.87	3.02	3.00	2.93	2.85	3.03	3.13
Taiwan	64.56	65.75	63.77	59.95	56.38	58.47	60.84
US	1.99	2.00	1.96	1.84	1.72	1.82	1.92

B4:    Group balance sheet

        The Group's primary reporting segments are long-term business, asset management and, prior to disposal, banking. The Group's secondary reporting segments are geographical, namely the UK, the US, and Asia. Details of disclosures in accordance with the requirements of IAS 14 for segment assets and liabilities are shown below.

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

Asset management

        The asset management segment is comprised of both internal and third-party asset management services, inclusive of portfolio and mutual fund management, where the Group acts as an advisor, and broker-dealer activities. The nature of the products and the managing of the business differ from the risks inherent in the other business segments, and the regulatory environment of the asset management industry differs from that of the other business segments.

Discontinued banking operations

        This segment, prior to the sale of Egg in the first half of 2007, consisted of products provided by the Group's online banking subsidiary, Egg. The nature of these products and the managing of the business differed from the risks inherent in the other business segments, and the regulatory

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

B:    Summary of results (Continued)

environment of the banking industry differed from that of the other business segments. Note I6 includes details of the disposal of Egg Banking plc in the first half of 2007.

2007	Long-term business	Asset management	Unallocated to a segment	Intra-group eliminations	Total
	£ million	£ million	£ million	£ million	£ million
Consolidated total assets	213,323	7,011	4,909	(5,499)	219,744

Consolidated total liabilities	(207,850)	(5,282)	(5,808)	5,499	(213,441)

Segment assets by geographical segment					£ million
UK					161,696
US					42,758
Asia					20,789
Intra-group eliminations					(5,499)

Total assets per balance sheet					219,744

2006	Long-term business	Asset management	Unallocated to a segment	Intra-group eliminations	Total continuing operations	Discontinued banking operations	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Consolidated total assets	201,936	5,565	3,672	(4,151)	207,022	9,498	216,520

Consolidated total liabilities	(196,650)	(3,923)	(5,272)	4,151	(201,694)	(9,206)	(210,900)

Segment assets by geographical segment	£ million
UK	165,103
US	39,695
Asia	15,873
Intra-group eliminations	(4,151)

Total assets per balance sheet	216,520

        To explain more comprehensively the assets, liabilities and capital of the Group's businesses it is appropriate to provide an analysis of the Group's balance sheet by a mixture of primary and secondary segments.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

B:    Summary of results (Continued)

        This analysis is shown below for the Group balance sheet at December 31, 2007.

	Insurance operations
2007	UK (note D2)	US (note D3)	Asia (note D4)	Total insurance operations	Asset management (note E2)	Unallocated to a segment	Intra-group eliminations	Group total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Assets
Intangible assets attributable to shareholders:
Goodwill	—	—	111	111	1,230	—	—	1,341
Deferred acquisition costs and other intangible assets	157	1,928	745	2,830	6	—	—	2,836

Total (note H1)	157	1,928	856	2,941	1,236	—	—	4,177

Intangible assets attributable to PAC with-profits fund:
In respect of acquired subsidiaries for venture fund and other investment purposes	192	—	—	192	—	—	—	192
Deferred acquisition costs	19	—	—	19	—	—	—	19

Total (note H2)	211	—	—	211	—			211

Total	368	1,928	856	3,152	1,236	—	—	4,388

Other non-investment and non-cash assets (note H3 to H6)	4,433	1,651	762	6,846	521	4,457	(5,499)	6,325
Investment of long-term business and other operations:
Investment properties	13,666	8	14	13,688	—	—		13,688
Investments accounted for using the equity method	—	—	—	—	—	12	—	12
Loans	1,245	3,258	1,087	5,590	2,334	—	—	7,924
Equity securities and portfolio holdings in unit trusts	60,829	15,507	9,804	86,140	17	—	—	86,157
Debt securities	57,180	19,002	6,920	83,102	882	—	—	83,984
Other investments	3,391	762	42	4,195	155	46	—	4,396
Deposits	7,228	258	377	7,863	26	—	—	7,889

Total investments (notes G1, H7 and H8)	143,539	38,795	18,244	200,578	3,414	58	—	204,050

Held for sale assets (note H9)	30	—	—	30	—	—	—	30
Cash and cash equivalents (note H10)	1,869	169	679	2,717	1,840	394	—	4,951

Total assets	150,239	42,543	20,541	213,323	7,011	4,909	(5,499)	219,744

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

B:    Summary of results (Continued)

Equity and liabilities
Equity
Shareholders' equity (note H11).	1,364	2,690	1,369	5,423	1,677	(899)	—	6,201
Minority interests	42	1	7	50	52	—	—	102

Total equity	1,406	2,691	1,376	5,473	1,729	(899)	—	6,303

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities (note H12)	82,798	32,926	16,912	132,636	—	—	—	132,636
Investment contract liabilities with discretionary participation features (note G1)	29,466	—	84	29,550	—	—	—	29,550
Investment contract liabilities without discretionary participation features (note G1).	12,073	1,922	37	14,032	—	—	—	14,032
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds) (notes D2e(ii) and H12)	14,205	—	146	14,351	—	—	—	14,351

Total policyholder liabilities and unallocated surplus of with-profits funds	138,542	34,848	17,179	190,569	—	—	—	190,569

Core structural borrowings of shareholder-financed operations (note H13):
Subordinated debt	—	—	—	—	—	1,570	—	1,570
Other	—	125	—	125	—	797	—	922

Total	—	125	—	125	—	2,367	—	2,492

Operational borrowings attributable to shareholder-financed operations (notes G1 and H13):	12	591	—	603	1	2,477	—	3,081
Borrowings attributable to with-profits funds (notes G1 and H13):	987	—	—	987	—	—	—	987
Other non-insurance liabilities (notes G1, H4, H9, H14 and H15)	9,292	4,288	1,986	15,566	5,281	964	(5,499)	16,312

Total liabilities	148,833	39,852	19,165	207,850	5,282	5,808	(5,499)	213,441

Total equity and liabilities	150,239	42,543	20,541	213,323	7,011	4,909	(5,499)	219,744

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

B:    Summary of results (Continued)

        This analysis is shown below for the Group balance sheet at December 31, 2006.

	Insurance operations
2006	UK (note D2)	US (note D3)	Asia (note D4)	Total insurance operations	Asset management (note E2)	Unallocated to a segment	Intra-group eliminations	Total continuing operations	Discontinued operations	Group total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Assets
Intangible assets attributable to shareholders:
Goodwill	—	—	111	111	1,230	—	—	1,341	—	1,341
Deferred acquisition costs and other intangible assets	167	1,712	612	2,491	6	—	—	2,497	—	2,497

Total (note H1)	167	1,712	723	2,602	1,236	—	—	3,838	—	3,838

Intangible assets attributable to PAC with-profits fund:
In respect of acquired subsidiaries for venture fund and other investment purposes	830	—	—	830	—	—	—	830	—	830
Deferred acquisition costs	31	—	—	31	—	—	—	31	—	31

Total (note H2)	861	—	—	861	—	—	—	861	—	861

Total	1,028	1,712	723	3,463	1,236	—	—	4,699	—	4,699

Other non-investment and non-cash assets (notes G1, H3 to H6)	4,733	1,588	602	6,923	415	2,917	(4,151)	6,104	342	6,446
Investment of long-term business and other operations:
Investment properties	14,429	20	41	14,490	1	—	—	14,491	—	14,491
Investments accounted for using the equity method	—	—	—	—	—	6	—	6	—	6
Loans	1,128	3,254	904	5,286	2,181	94	—	7,561	6,193	13,754
Equity securities and portfolio holdings in unit trusts	60,246	11,710	6,894	78,850	13	29	—	78,892	—	78,892
Debt securities	53,461	20,146	5,391	78,998	678	67	—	79,743	1,976	81,719
Other investments	2,461	542	87	3,090	80	(28)	—	3,142	78	3,220
Deposits	6,812	457	408	7,677	10	72	—	7,759	—	7,759

Total investments (notes G1, H7 and H8)	138,537	36,129	13,725	188,391	2,963	240	—	191,594	8,247	199,841

Held for sale assets (note H9)	463	—	—	463	—	—	—	463	—	463
Cash and cash equivalents (note H10)	1,979	99	618	2,696	951	515	—	4,162	909	5,071

Total assets	146,740	39,528	15,668	201,936	5,565	3,672	(4,151)	207,022	9,498	216,520

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

B:    Summary of results (Continued)

Equity and liabilities
Equity
Shareholders' equity (note H11)	1,263	2,656	1,287	5,206	1,590	(1,600)	—	5,196	292	5,488
Minority interests	79	1	—	80	52	—	—	132	—	132

Total equity	1,342	2,657	1,287	5,286	1,642	(1,600)	—	5,328	292	5,620

Liabilities
Banking customer accounts (note G1)	—	—	—	—	—	—	—	—	5,554	5,554
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities (note H12)	80,323	30,184	12,706	123,213	—	—	—	123,213	—	123,213
Investment contract liabilities with discretionary participation features (note G1)	28,665	—	68	28,733	—	—	—	28,733	—	28,733
Investment contract liabilities without discretionary participation features (note G1)	11,453	1,562	27	13,042	—	—	—	13,042	—	13,042
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profit funds) (notes D2e(ii) and H12)	13,511	—	88	13,599	—	—	—	13,599	—	13,599

Total policyholder liabilities and unallocated surplus of with-profits funds	133,952	31,746	12,889	178,587	—	—	—	178,587	—	178,587

Core structural borrowings of shareholder-financed operations (note H13): Subordinated debt (other than Egg)	—	—	—	—	—	1,538	—	1,538	—	1,538
Other	—	127	—	127	—	947	—	1,074	—	1,074

	—	127	—	127	—	2,485	—	2,612	—	2,612

Egg subordinated debt (Note H13)	—	—	—	—	—	—	—	—	451	451

Total	—	127	—	127	—	2,485	—	2,612	451	3,063

Operational borrowings attributable to shareholder-financed operations (notes G1 and H13)	11	743	—	754	4	2,032	—	2,790	2,819	5,609
Borrowings attributable to with-profits funds (notes G1 and H13)	1,776	—	—	1,776	—	—	—	1,776	—	1,776
Other non-insurance liabilities (notes G1, H4, H9, H14 and H15)	9,659	4,255	1,492	15,406	3,919	755	(4,151)	15,929	382	16,311

Total liabilities	145,398	36,871	14,381	196,650	3,923	5,272	(4,151)	201,694	9,206	210,900

Total equity and liabilities	146,740	39,528	15,668	201,936	5,565	3,672	(4,151)	207,022	9,498	216,520

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

B:    Summary of results (Continued)

B5:    Internal funds under management

        Internal funds under management analysed by business area at December 31, 2007 were as follows:

	UK	US	Asia	2007 Total	2006 Total
	£ million	£ million	£ million	£ million	£ million
Investment property	13,666	8	14	13,688	14,491
Equity securities	60,840	15,507	9,810	86,157	78,892
Debt securities	58,037	19,002	6,945	83,984	79,743
Loans	3,579	3,258	1,087	7,924	7,561
Other investments	10,809	1,054	434	12,297	10,907

Total continuing operations	146,931	38,829	18,290	204,050	191,594
Discontinued banking operations	—	—	—	—	8,247

Total internal funds under management	146,931	38,829	18,290	204,050	199,841

C:    Group risk management

(i) Overview

        As a provider of financial services, including insurance, the Group's business is the managed acceptance of risk. The control procedures and systems established within the Group are designed to manage, rather than eliminate, the risk of failure to meet business objectives. They can only provide reasonable and not absolute assurance against material misstatement or loss, and focus on aligning the levels of risk-taking with the achievement of business objectives.

        The Group's internal control processes are detailed in the Group Governance Manual. This is supported by the Group risk framework, which provides an overview of the Group-wide philosophy and approach to risk management. Where appropriate, more detailed policies and procedures have been developed at Group and/or business unit levels. These include Group-wide mandatory policies on certain operational risks, including: health, safety, fraud, money laundering, bribery, business continuity, information security and operational security. Additional guidelines are provided for some aspects of actuarial and finance activity.

        Prudential's risk governance framework requires that all of the Group's businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The risk governance framework is based on the concept of 'three lines of defence': Risk management, risk oversight and independent assurance. Primary responsibility for strategy, performance management and risk control lies with the Board, the Group Chief Executive and the chief executives of each business unit. Risk oversight is provided by Group-level risk committees, Group Finance Director and the Group Risk function, working with counterparts in the business units in addition to other Group Head Office (GHO) oversight functions. Independent assurance on the Group's and business unit internal control and risk management systems is provided by Group-wide Internal Audit reporting to the Group and business unit audit committees.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

C:    Group risk management (Continued)

        The Group's risk reporting framework forms an important part of the Group's business planning process. Business units carry out a review of risks as part of the annual preparation of their three-year business plan. This involves an assessment of the impact and likelihood of key risks and of the effectiveness of controls in place to manage them, and is reviewed regularly throughout the year. In addition, business unit dialogue meetings involving Group and business unit executive management are held regularly to review opportunities and risks to business objectives. Any mitigation strategies involving large transactions (e.g. a material derivative transaction) would be subject to scrutiny at Group level before implementation.

        Additional information on the Group's risk framework is included in the risk management section of the Group's operating and financial review.

        The management of the risk attached to the Group's financial instruments and insurance liabilities, together with the inter-relationship with the management of capital may be summarized as follows:

(a) Group risk appetite

        The Group risk appetite framework sets out the Group's overall tolerance to risk exposures, approach to risk/return optimization and management of risk. The Group risk appetite statements set out the Group's risk tolerance, or risk appetite, to 'shocks' to the key financial risk exposures (market, credit and insurance risk). Aggregate risk limits are defined in terms of earnings volatility and capital requirements:

(i) Earnings volatility:

        The objectives of the limits are to ensure that (a) the volatility of earnings is consistent with stakeholder expectations, (b) the Group has adequate earnings (and cash flows) to service debt and expected dividends and (c) that earnings (and cash flows) are managed properly across geographies and are consistent with the Group's funding strategies.

(ii) Capital requirements:

        The objectives of the limits are to ensure that (a) the Group is economically solvent, (b) the Group achieves its desired target rating to meet its business objectives, (c) supervisory intervention is avoided, (d) any potential capital strains are identified, and (e) accessible capital is available to meet business objectives. The two measures used are EU Insurance Groups Directive (IGD) capital requirements and economic capital requirements.

        Business units must establish suitable market, credit, underwriting and liquidity limits that maintain financial risk exposures within the defined Group risk appetite.

(b) Group counterparty exposure limits

        In addition to business unit operational limits on credit risk, counterparty risk limits are also set at the Group level. Limits on total Group-wide exposures to a single counterparty are specified for different credit rating 'buckets'. Actual exposures are monitored against these limits on a quarterly basis.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

C:    Group risk management (Continued)

(c) Risk mitigation

        Prudential employs a range of risk mitigation strategies aimed at reducing the impact of a variety of risks. Key mitigation strategies include: adjustment of asset portfolios to reduce investment risks (such as duration mismatches or overweight counterparty exposures); use of derivatives to hedge market risks; reinsurance programmes to limit insurance risk; and corporate insurance programmes to limit impact of operational risks. Revisions to business plans (such as reassessment of bonus rates on participating business and scaling back of target new business volumes) may also be used as a mitigating strategy.

(d) Asset—liability management

        The Group's approach is explained in section (vi) below.

(ii) Major risks

        The Group publishes separately within its Form 20-F a section on key risk factors, which discusses inherent risks in the business and trading environment.

(iii) Market and financial risks

(a) Equity and interest rate risk

        Market risk is the risk that fair value or future cash flows of a financial instrument or, in the case of liabilities of insurance contracts, their carrying value will fluctuate because of changes in market prices. Prudential faces equity risk and interest rate risk because most of its assets are investments that are either equity type investments and subject to equity price risk, or bonds, mortgages or cash deposits, the values of which are subject to interest rate risk. The amount of risk borne by Prudential's shareholders depends on the extent to which its customers share the investment risk through the structure of Prudential's products.

        The split of Prudential's investments between equity investments and interest-sensitive instruments depends principally on the type of liabilities supported by those investments and the amount of capital Prudential has available. The nature of some liabilities allows Prudential to invest a substantial portion of its investment funds in equity and property investments that Prudential believes produce greater returns over the long term. On the other hand Prudential has some liabilities that contain guaranteed returns and allow instant access (for example, interest-sensitive fixed annuities and immediate annuities), which generally will be supported by fixed income investments.

(b) Foreign exchange risk

        Prudential faces foreign exchange risk, primarily because its presentation currency is pounds sterling, whereas approximately 39 per cent of Prudential's profit after tax for the year ended December 31, 2007 came from Prudential's US and Asian operations. The exposure relating to the translation of reported earnings is not separately managed although its impact is reduced by interest payments on foreign currency borrowings and by the adoption of average exchange rates for the translation of foreign currency revenues.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

C:    Group risk management (Continued)

        Approximately 70 per cent of the Group's IFRS basis shareholders' equity at December 31, 2007 arose in Prudential's US and Asian operations. To mitigate the exposure of the US component there are US$1.55 billion of borrowings held centrally. The Group has also entered into a US$2 billion net investment hedge (see note G3). Net of the currency position arising from these instruments some 40 per cent of the Group's shareholders' funds are represented by net assets in currencies other than sterling.

(c) Liquidity risk

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

(d) Credit risk

        Credit risk is the risk that a counterparty or an issuer of securities, which Prudential holds in its asset portfolio, defaults or another party fails to perform according to the terms of the contract. Some of Prudential's businesses, in particular Jackson, the PAC with-profits fund, Prudential's UK pension annuity business and, prior to the sale in the first half of 2007, Egg, held large amounts of interest-sensitive investments that contain credit risk on which a certain level of defaults is expected. These expected losses are considered when Prudential determines the crediting rates, deposit rates and premium rates for the products that will be supported by these assets. The key shareholder businesses exposed to credit risks are Jackson and, prior to disposal, Egg. Certain over-the-counter derivatives contain a credit risk element that is controlled through evaluation of collateral agreements and master netting agreements on interest rate and currency swaps. Prudential is also exposed to credit-related losses in the event of non-performance by counterparties.

        Further analysis of the credit quality for Jackson is shown in note D3 and for discontinued Egg banking operations in note J7. Additional details on the credit quality of the debt security portfolios of UK and Asian insurance operations are shown in notes D2 and D4.

(iv) Use of derivatives

        In the UK and Asia, Prudential uses derivatives to reduce equity and credit risk, interest rate and currency exposures, and to facilitate efficient investment management. In the US, Prudential uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management and to match liabilities under annuity policies, and for certain equity-based product management activities.

        Further details of the Group's use of derivatives are explained in note G3.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

C:    Group risk management (Continued)

        It is Prudential's policy that cash or corresponding assets cover amounts at risk through derivative transactions. Derivative financial instruments used to facilitate efficient portfolio management and for investment purposes are carried at fair value with changes in fair value included in long-term investment returns.

(v) Operational, compliance and fiscal risk

        Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes people or systems or from external events. Operational risk can result from a variety of factors, including failure to obtain proper internal authorizations or maintain internal controls, failure to document transactions properly, failure of operational and information security procedures or other procedural failures, computer system or software failures, other equipment failures, fraud, inadequate training or errors by employees. Compliance with internal rules and procedures designed to manage these risks is monitored by Prudential's local management boards.

        Internal compliance managers who report to the local management boards monitor adherence to local regulatory requirements. The head of Prudential's Group Compliance function reports directly to the Group Chief Executive who submits regular reports to the Board of Directors.

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

(vi) Asset/liability management

        Prudential manages its assets and liabilities locally, in accordance with local regulatory requirements and reflecting the differing types of liabilities of each business unit. Stochastic asset-liability modeling is carried out locally by business units to perform dynamic solvency testing and assess capital requirements. Reserve adequacy testing under a range of scenarios and dynamic solvency analysis is carried out, including under certain scenarios mandated by the US, the UK and Asian regulators.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

C:    Group risk management (Continued)

targeted risk of default. This differs from a deterministic model, which would only consider the results from one carefully selected scenario.

        For businesses that are most sensitive to interest rate changes, such as immediate annuity business, Prudential uses cash flow analysis to create a portfolio of fixed income securities whose value changes in line with the value of liabilities when interest rates change. This type of analysis helps protect profits from changing interest rates. In the UK, the cash flow analysis is used in Prudential's annuity business while, in the US, it is used for its interest-sensitive and fixed index annuities and stable value products such as Guaranteed Investment Contracts (GICs). Perfect matching is not possible for interest-sensitive and fixed index annuities because of the nature of the liabilities (which include guaranteed surrender values) and options for prepayment contained in the assets.

        For businesses that are most sensitive to equity price changes, Prudential uses stochastic modeling and scenario testing to look at the expected future returns on its investments under different scenarios that best reflect the large diversity in returns that equities can produce. This allows Prudential to devise an investment and with-profits policyholder bonus strategy that, on the model assumptions, allows it to optimize returns to its policyholders and shareholders over time, while maintaining appropriate financial strength. Prudential uses this method extensively in connection with its UK with-profits business.

        All of Prudential's investments are held either for risk management or investment purposes. This is because almost all of the investments support policyholder or customer liabilities of one form or another. Any assets that Prudential holds centrally that are not supporting customer liabilities are predominantly invested in short-term fixed income and fixed maturity securities.

(vii) Regulatory capital requirements

        Regulatory capital requirements apply at an individual company level for the Group life assurance and asset management business. These are described in sections D5 and E3 respectively. Capital requirements also applied for the Group's discontinued banking operations, as described in note J8.

        In addition, the Group as a whole is currently subject to the solvency requirements of the Insurance Groups Directive (IGD) as implemented by the FSA. Previously, whilst Prudential owned Egg, it was required to comply with the broadly equivalent requirements of the Financial Conglomerates Directive (FCD), as implemented by the FSA. Under both the IGD and FCD a continuous parent company solvency test is applied. Under this test the surplus capital held in each of the regulated subsidiaries is aggregated with the free assets of non-regulated subsidiaries. From this total Group borrowings are deducted, other than subordinated debt issues which qualify as capital. No credit for the benefit of diversification is allowed for under this approach. The test is passed when this aggregate number is positive, and a negative result at any point in time is a notifiable breach of UK regulatory requirements.

        Due to the geographically diverse nature of Prudential's operations, the application of these requirements to Prudential is complex. In particular, for many of the Group's Asian operations the assets, liabilities and capital requirements have to be recalculated based on FSA regulations as if the companies were directly subject to FSA regulation.

        The FSA has established a structure for determining how much hybrid debt can count as capital which is similar to that used for banks. It categorizes capital as Tier 1 (equity and preference shares),

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

C:    Group risk management (Continued)

Upper Tier 2 and Lower Tier 2. Up to 15 per cent of Tier 1 capital can be in the form of hybrid debt and is called 'Innovative Tier 1'. At December 31, 2007 the Group held £763 million (December 31, 2006: £763 million) of Innovative Tier 1 capital in the form of perpetual securities, £nil million (£250 million) of Upper Tier 2 and £932 million (£1,103 million) of Lower Tier 2 capital. Further details on these amounts and other Group borrowings are shown in note H13.

        At December 31, 2006, Prudential met the requirements of the FCD. In addition, during 2007, Prudential met the 'hard test' of the FSA under both the FCD and IGD. At December 31, 2007, Prudential met the requirements of the IGD.

        In addition to obligations under subsidiary and Group regulatory requirements, Prudential applies an economic framework to its management of capital.

        Economic capital provides a realistic and consistent view of Prudential's capital requirements, allowing for diversification benefits. Two types of 'economic capital' approaches are applied. These are:

  •
  Group economic capital under which the capital requirement is determinable based on a multi-year projection thus taking into account the long-term nature of Prudential's liabilities; and

  •
  One-year Value at Risk Capital (1-yr VaR Capital). This capital is the amount required to withstand a maximum loss over a time period of one year consistent with a confidence level of 99.5 per cent. In additional to its risk management applications, the 1-yr VaR Capital framework is used for Individual Capital Assessments in the UK and anticipated to form the basis of Prudential's capital modeling for future regulatory reporting developments, such as Solvency II.

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

        Under the previously applied GAAP, UK GAAP, the assets and liabilities of contracts are reported in accordance with the MSB of reporting as set out in the ABI SORP.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

        The insurance contracts of the Group's shareholder-backed business fall broadly into the following categories:

  •
  UK insurance operations
  —bulk and individual annuity business, written primarily by Prudential Retirement Income Limited and other categories of non-participating UK business;

  •
  Jackson
  —fixed and variable annuity business and life insurance; and

  •
  Prudential Corporation Asia
  —non-participating term, whole life, and unit-linked policies, together with accident and health policies.

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

        Contracts of the Group, which are classified as investment contracts that do not contain discretionary participation features, can be summarized as:

  •
  UK
  —certain unit-linked savings and similar contracts;

  •
  Jackson
  —GICs and funding agreements
  —minor amounts of 'annuity certain' contracts; and

  •
  Prudential Corporation Asia
  —minor amounts for a number of small categories of business.

        The accounting for the contracts of UK insurance operations and Jackson's GICs and funding agreements are considered in turn below:

(i) Certain UK unit-linked savings and similar contracts

Deferred acquisition costs

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

Deferred income reserves

        These are required to be established under IAS 18 with amortization over the expected life of the contract. The majority of the relevant UK contracts are single premium with the initial deferred income reflecting the 'front-end load' i.e. the difference between the premium paid and the amount credited to the unit fund. Deferred income is amortized to the income statement in line with service provision. The amortization profile is either on a straight-line basis or, if more appropriate, a further deferral of income recognition is applied.

Sterling reserves

        Prudent provisions established for possible future expenses not covered by future margins at a policy level reflecting the regulatory approach in the UK are not permitted under IFRS 4.

(ii) Jackson—GICs and funding arrangements

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

        Prudential's internal Group economic capital requirement is defined as the minimum amount of capital that the Group needs to hold in order to remain economically solvent over a 25-year horizon, given a target probability of insolvency appropriate for AA-rated debt. The target confidence level is based on historic default rates for AA-rated debt, and varies over the time horizon of the projection. The economic capital requirement is calculated in respect of existing contractual and discretionary liabilities only, excluding the impact of future new business and dividend distribution.

        For the purposes of calculating Group economic capital, Group economic solvency is defined as the position where both: (a) the capital balance of the parent company is positive, and (b) all business units are solvent on the applicable local regulatory basis. This definition of solvency allows the Group's capital position to be assessed on an economic basis while taking into account the actual regulatory constraints at the business unit level.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

        The Group economic capital position is calculated using the Group Solvency Model (GSM)—an integrated stochastic asset/liability model of the Group economic solvency position. Projected economic scenarios in the GSM are generated using a stochastic economic scenario generator that captures the correlations between different asset classes and geographies.

        The Group regularly determines the level of capital required to cover the risks to its existing contractual and discretionary insurance liabilities on an economic basis and its internal target solvency level. This level of required capital is determined after allowance for diversification across risk and geographies and the capturing of future shareholders' transfers from the business units. This level is then compared with available capital on an equivalent basis (i.e. IFRS shareholders' equity after eliminating goodwill and including subordinated debt capital and valuation differences). The required capital is then analyzed into its contributing parts by risk type namely market risk (including interest and equity risk), credit risk, underwriting, persistency and operational risk.

        The largest risk exposure continues to be credit risks which reflect the relative size of exposure in Jackson and the UK shareholder annuities business. However, credit risk has reduced due to the sale of Egg and Jackson's maturing fixed annuity business.

        An example of the diversification benefits for Prudential is that adverse scenarios do not affect all business units in the same way, providing natural hedges within the Group. For example, the Group's US business is sensitive to increasing interest rates, whereas, in contrast, several business units in Asia benefit from increasing rates. Conversely, these Asian business units are sensitive towards low interest rates, whereas the US benefits from falling interest rates. The economic capital framework also takes into account situations where factors are correlated, for example the extent of correlation between Asian and US economies.

(ii) Ceded business

        The Group cedes certain business to other insurance companies. Although the ceding of insurance does not relieve the Group of liability to its policyholders, the Group participates in such agreements for the purpose of managing its loss exposure. The Group evaluates the financial condition of its reinsurers and monitors concentration of credit risk from similar geographic regions, activities or economic characteristics of the reinsurers to minimise its exposure from reinsurer insolvencies. There are no significant concentrations of reinsurance risk. At December 31, 2007, 98 per cent of the reinsurance recoverable insurance assets were ceded by the Group's UK and US operations, of which 88 per cent of the balance were from reinsurers with Standard & Poor's rating AA- and above. A similar position was held at December 31, 2006.

(c) Guarantees

        Notes D2(c), D3(c), D4(b) and D4(g) provide details of guarantee features of the Group's life assurance products. In the UK, guarantees of the with-profits products are valued for accounting purposes on a market consistent basis for 2007 as described in section D2(e)(ii). The UK business also has products with guaranteed annuity option features, mostly within SAIF, as described in section D2(c). There is little exposure to financial options and guarantees in the shareholder-backed business of the UK operations. The US business annuity products have a variety of option and guarantee features as

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

described in section D3(c). Jackson's derivative programme seeks to manage the exposures as described in section D3(d). The most significant exposure for the Group arises on Taiwan whole of life policies as described in section D4(g)(iii).

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

        The present value of the future distributable earnings is calculated using a risk discount rate which reflects both the time value of money and the risks associated with the cash flows that are not otherwise allowed for. The risk allowance covers market and non-market risks.

        Under Capital Asset Pricing Methodology (CAPM), the discount rate is determined as the aggregate of the risk-free rate and the risk margin for market risk. The latter is calculated as the 'beta' multiplied by the equity risk premium. Under CAPM, the beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product cash flows. They are determined by considering how the profits from each product are impacted by changes in expected returns on various asset classes, and by converting this into a relative rate of return, it is possible to derive a product specific beta.

        Product specific discount rates are used in order to reflect the risk profile of each major territory and product group. No allowance is required for non-market risks where these are assumed to be fully diversifiable. The majority of non-market risks are considered to be diversifiable. Finance theory cannot be used to determine the appropriate component of beta for non-diversifiable non-market risks since there is no observable risk premium associated with it that is akin to the equity risk premium. Recognizing this, a pragmatic approach has been used. A constant margin of 50 basis points (2006: 50 basis points) has been added to the risk margin derived for market risk to cover the non-diversifiable non-market risks associated with the business. For the UK shareholder-backed annuity business an additional margin of 100 basis points was used (2006: 100 basis points).

        Product level betas are calculated each year. They are combined with the most recent product mix to produce appropriate betas and risk discount rates for each major product grouping.

(e) Sensitivity of IFRS basis profit or loss and equity to market and other risks

(i) Overview of risks by business unit

        The financial assets and liabilities attaching to the Group's life assurance business are, to varying degrees, subject to market and insurance risk and other changes of experience assumptions that may have a material effect on IFRS basis profit or loss and equity.

        Market risk is the risk that the fair value or future cash flows of a financial instrument or, in the case of liabilities of insurance contracts, their carrying value will fluctuate because of changes in market prices. Market risk comprises three types of risk, namely:

  •
  Currency risk: due to changes in foreign exchange rates,

  •
  interest rate risk: due to changes in market interest rates, and

  •
  other price risk: due to fluctuations in market prices (other than those arising from interest rate risk or currency risk).

        Policyholder liabilities relating to the Group's life assurance businesses are also sensitive to the effects of other changes in experience, or expected future experience, such as for mortality, other insurance risk and lapse risk.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

        In addition, the profitability of the Group's life assurance businesses and, as described in Section E, Asset management business, is indirectly affected by the performance of the assets covering policyholder liabilities and related capital.

        Three key points are to be noted, namely:

  •
  The Group's with-profit and unit-linked funds absorb most market risk attaching to the fund's investments. Except for second order effects, for example on asset management fees and shareholders' share of cost of bonuses for with-profits business, shareholder results are not directly affected by market value movements on the assets of these funds.

  •
  The Group's shareholder results are most sensitive to market risks for assets of shareholder-backed business.

  •
  The main exposures of the Group's IFRS basis results to market risk for life assurance operations on investments of shareholder-backed business are for debt securities.

        The most significant items for which the IFRS basis profit or loss and equity for the Group's life assurance business is sensitive to these variables are shown in the following tables. The distinction between direct and indirect exposure is not intended to indicate the relative size of the sensitivity.

Market and credit risk
Type of business	Investments/derivatives	Liabilities/unallocated surplus	Indirect exposure	Insurance and lapse risk

UK insurance operations (see also section D2(h))
With-profits business (including Prudential Annuities Limited)	Net neutral direct exposure (Indirect exposure only)		Investment performance subject to smoothing through declared bonuses	Persistency risk to future shareholder transfers

SAIF sub-fund	Net neutral direct exposure (Indirect exposure only)		Asset management fees earned by M&G

Unit-linked business	Net neutral direct exposure (Indirect exposure only)		Investment performance through asset management fees	Persistency risk

Asset/liability mismatch risk
Shareholder-backed annuity business	Credit risk Interest rate risk for assets in excess of liabilities i.e. representing shareholder capital			Mortality experience and assumptions for longevity

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

US insurance operations (see also section D3(h))
All business	Currency risk			Persistency risk
Variable annuity business	Net effect of market risk arising from incidence of guarantee features and variability of asset management fees offset by derivative hedging programme		Investment performance through asset management fees

Fixed indexed annuity business	Derivative hedge programme to the extent not fully hedged against liability and fund performance	Incidence of equity participation features	Spread difference between earned rate and rate credited to policyholders	Lapse risk but the effects of extreme events are mitigated by the use of swaption contracts

Fixed annuity business/GIC business
Credit risk
Interest rate risk

These risks are reflected in volatile profit or loss and shareholders' equity for derivative value movements and impairment losses, and, in addition, for shareholders' equity for value movements on fixed income securities classified as 'available for sale' under IAS 39

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

Asian insurance operations (see also section D4(g))
All business	Currency risk			Persistency risk
With-profits business	Net neutral direct exposure (Indirect exposure only)		Investment performance subject to smoothing through declared bonuses

Unit-linked business	Net neutral direct exposure (Indirect exposure only)		Investment performance through asset management fees

Non-participating business Taiwan	Interest rate and price risk	Long-term interest rates
Other non-participating business	Interest rate and price risk	Long-term interest rates

(ii) IFRS shareholder results—Exposures for market and other risk

Key Group exposures

        The IFRS total profit for UK insurance operations has high potential sensitivity for changes to longevity assumptions affecting the carrying value of liabilities to policyholders for shareholder-backed annuity business. In addition, the result is sensitive to temporary value movements on assets backing IFRS equity.

        For Jackson, the sensitivity of IFRS profit to market and other risks arises primarily for the value movements on derivatives which are used to manage the liabilities to policyholders and backing investment assets of fixed annuity and other general account business. This feature is compounded by the use of the US GAAP measurement basis for the assets and liabilities for the contracts of these types of business, which are largely insensitive to current period market movements. In addition to these effects the Jackson IFRS equity is sensitive to the impact of interest rate and credit spread movements on the value of fixed income securities. Movements in unrealized appreciation on these securities are included as movement in equity (i.e. outside the income statement).

        For Asian operations, other than possibly for the impact of any alteration to assumed long-term interest rates in Taiwan, the result is mainly affected by the impact of market levels on unit-linked business persistency, and other insurance risk.

        The Asian result is also affected by short-term value movements on the asset portfolio for non-linked shareholder-backed business.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

        M&G profits are affected primarily by movements in the growth in funds under management and of the effect of any impairment on the loan book of Prudential Capital.

Market and credit risk

UK insurance operations

With-profits business

  •
  With-profits business

    Shareholder results of UK with-profits business are sensitive to market risk only through the indirect effect of investment performance on declared policyholder bonuses.

    The investment assets of the PAC with-profits fund are subject to market risk. However, changes in their carrying value, net of related changes to asset-share liabilities of with-profit contracts, affect the level of unallocated surplus of the fund. As unallocated surplus is accounted for as a liability under IFRS, movements in its value do not affect shareholders' profit or equity.

    The shareholder results of the UK with-profits fund correspond to the shareholders' share of the cost of bonuses declared on the with-profits business. This currently corresponds to one-ninth of the cost of bonuses declared.

    Investment performance is a key driver of bonuses, and hence the shareholders' share of cost of bonuses. Due to the 'smoothed' basis of bonus declaration the sensitivity to investment performance in a single year is low. However, over multiple periods it is important.

  •
  Prudential Annuities Limited (PAL)

    PAL's business is not with-profit; it writes annuity business. However, as PAL is owned by the PAC with-profits sub-fund, changes in the carrying value of PAL's assets and liabilities are reflected in the liability for unallocated surplus which as described above, changes to which do not affect shareholder results.

  •
  Scottish Amicable Insurance Fund (SAIF)

    SAIF is a ring-fenced fund in which, apart from asset management fees, shareholders have no interest. Accordingly, the Group's IFRS profit and equity are insensitive to the direct effects of market risk attaching to SAIF's assets and liabilities.

Shareholder-backed business

        The factors that may significantly affect the IFRS results of UK shareholder-backed business are the mortality experience and assumptions and credit risk attaching to the annuity business of Prudential Retirement Income Limited and the PAC non-profit sub-fund.

  •
  Prudential Retirement Income Limited (PRIL)

    The assets covering PRIL's liabilities are principally debt securities and other investments that are held to match the expected duration and payment characteristics of the policyholder liabilities.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

    These liabilities are valued for IFRS reporting purposes by applying discount rates that reflect the market rates of return attaching to the covering assets.

    Except mainly to the extent of any minor asset/liability duration mismatch and exposure to credit risk, the sensitivity of the Group's results to market risk for movements in the carrying value of PRIL's liabilities and covering assets is broadly neutral on a net basis.

    The main market risk sensitivity for PRIL arises from interest rate risk on the debt securities which substantially represent IFRS equity. This equity comprises the net assets held within the long-term fund of the company that cover regulatory basis liabilities that are not recognized for IFRS reporting purposes, for example contingency reserves, and shareholder capital held outside the long-term fund.

    The principal items affecting the IFRS results for PRIL are mortality experience and assumptions and credit risk.

  •
  PAC non-profit sub-fund

    The PAC non-profit sub-fund principally comprises annuity business previously written by Scottish Amicable Life, credit life, unit-linked and other non-participating business.

    The financial assets covering the liabilities for those types of business are subject to market risk. However, for the annuity business the same considerations as described above for PRIL apply, whilst the liabilities of the unit-linked business change in line with the matching linked assets. Other liabilities of the PAC non-profit sub-fund are broadly insensitive to market risk.

  •
  Other shareholder backed unit-linked business

    Due to the matching of policyholder liabilities to attaching asset value movements the UK unit-linked business is not directly affected by market or credit risk. The principal factor affecting the IFRS results is investment performance through asset management fees.

Jackson

        The IFRS basis results of Jackson are highly sensitive to market risk on the assets covering liabilities for fixed annuity, term, institutional and other variable annuity business not segregated in the separate accounts.

        Invested assets covering liabilities for these types of business and related capital comprise principally debt securities classified as available-for-sale. Value movements for these securities are reflected as movements in shareholders' equity. Other invested assets and derivatives are carried at fair value with the value movements reflected in the income statement.

        By contrast, the IFRS insurance liabilities for these types of business of Jackson, by the application of grandfathers GAAP under IFRS 4, are measured on US GAAP bases which with the exception of certain items covered by the equity hedging programme, are generally insensitive to temporary changes in market conditions or the short-term returns on the attaching asset portfolios.

        These differences in carrying value give rise to potentially significant volatility in the IFRS income statement and shareholders' equity.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

        In addition to these effects, the factors that most significantly affect the Jackson IFRS result are:

        Variable annuity business—net effect of market risk arising from incidence of guarantee features and variability of asset management fees offset by derivative hedging performance.

        Fixed annuity business—the spread differential between the earned rate and the rate credited to policyholders; and

        Fixed index annuity business—the spread differential between the earned rate and the rate credited to policyholders and incidence of equity index participation features.

Asian operations

        For Asian with-profits business the same features apply as described above for UK with-profits business. Similarly, as for other parts of the Group, for unit-linked business the main factor affecting IFRS basis results is investment performance through asset management fees.

        The sensitivity of the IFRS basis results of the Group's Asian operations to market risk is primarily restricted to the non-participating business.

        This sensitivity is primarily reflected through the volatility of asset returns coupled with the fact that the accounting carrying value of liabilities to policyholders are only partially sensitive to changed market conditions.

        In addition to these features the overriding factor that affects IFRS basis results for Asian non-participating business is the return on the assets covering the Taiwan whole of life policies. This factor directly affects the actual return in any given reporting period. In addition though, the measurement of the liabilities to policyholders and the carrying value of deferred acquisition costs for this business is dependant upon an assessment of longer-term interest rates. This key feature is described in more detail in notes D4(d) and (g)(iii).

Insurance and lapse risk

        The features described above cover the main sensitivities of IFRS profit and loss and equity for market, insurance and credit risk. Lapse and longevity risk may also be a key determination of IFRS basis results with variable impacts.

        In the UK, adverse persistency experience can effect the level of profitability from with-profits and unit-linked business. For with-profits business in any given year, the amount represented by the shareholders' share of cost of bonus may be only marginally affected. However, altered persistency trends may affect the embedded value of the business in force reflecting an altered value of future expected shareholder transfers.

        By contrast, Group IFRS profit is particularly sensitive to longevity shocks that result in changes of assumption for the UK shareholder-backed annuity business.

        Jackson is sensitive to lapse risk. However, Jackson has swaption derivatives in place to ameliorate the effect of a sharp rise in interest rates, which would be the most likely cause of a sudden change in policyholder behavior.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

(iii) Impact of diversification on risk exposure

        The Group enjoys significant diversification benefits. This arises because not all risk scenarios will happen at the same time and across all geographic regions. The Group tests the sensitivities of results to different correlation factors such as:

        Correlation across geographic regions

  •
  Financial risk factors

  •
  Non-financial risk factors.

        Correlation across risk factors

  •
  Longevity risk

  •
  Expenses

  •
  Persistency

  •
  Other risks.

        The effect of Group diversification is to significantly reduce the aggregate standalone volatility risk to the IFRS results. The effect is almost wholly explained by the correlations across risk types, in particular longevity risk.

(f) Duration of liabilities

        Under the terms of the Group's contracts, as for life assurance contracts generally, the contractual maturity date is the earlier of the end of the contract term, death, other insurable events or surrender. The Group has therefore chosen to provide details of liability duration that reflect the actuarially determined best estimate of the likely incidence of these factors on contract duration. Details are shown in sections D2(i), D3(i) and D4(h).

        In the years 2003 to 2007, claims paid on the Group's life assurance contracts including those classified as investment contracts under IFRS 4 ranged from £11.8 billion to £17.1 billion. Indicatively it is to be expected that of the Group's policyholder liabilities (excluding unallocated surplus) at December 31, 2007 of £176 billion, the amounts likely to be paid in 2008 will be of a similar magnitude.

D2:    UK insurance operations

(a) Summary balance sheet

        In order to explain the different types of UK business and fund structure, the balance sheet of the UK insurance operations may be analyzed by the assets and liabilities of the Scottish Amicable Insurance

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

Fund (SAIF), the PAC with-profits sub-fund, PRIL, unit-linked and other business. The assets and liabilities of these funds and subsidiaries are shown in the table below.

	PAC with-profits sub-fund (note i)				Other funds and subsidiaries
									UK Insurance operations
	Scottish Amicable Insurance Fund (note ii)
		Excluding Prudential Annuities Limited	Prudential Annuities Limited (note iii)
				Total (note iv)	Prudential Retirement Income Limited	Unit-linked business	Other business	Total	2007 Total	2006 Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangible assets	—	—	—	—	—	55	102	157	157	167

	—	—	—	—	—	55	102	157	157	167

Intangible assets attributable to PAC with-profits fund:
In respect of acquired subsidiaries for venture fund and other investment purposes	—	192	—	192	—	—	—	—	192	830
Deferred acquisition Costs	4	15	—	15	—	—	—	—	19	31

	4	207	—	207	—	—	—	—	211	861

Total	4	207	—	207	—	55	102	157	368	1,028

Other non-investment and non-cash assets	161	2,086	289	2,375	512	660	725	1,897	4,433	4,733

Investments of long-term business and other operations:
Investment properties	1,230	10,197	485	10,682	724	1,030	—	1,754	13,666	14,429
Financial investments:
Loans (note v)	184	599	163	762	43	—	256	299	1,245	1,128
Equity securities and portfolio holdings in unit trusts	6,946	40,756	352	41,108	107	12,659	9	12,775	60,829	60,246
Debt securities (note vi)	4,595	20,383	13,075	33,458	13,173	5,751	203	19,127	57,180	53,461
Other investments (note vii)	244	2,531	127	2,658	90	115	284	489	3,391	2,461
Deposits	466	4,021	313	4,334	828	1,418	182	2,428	7,228	6,812

Total investments	13,665	78,487	14,515	93,002	14,965	20,973	934	36,872	143,539	138,537

Held for sale assets	30	—	—	—	—	—	—	—	30	463
Cash and cash equivalents	127	642	56	698	49	836	159	1,044	1,869	1,979

Total assets	13,987	81,422	14,860	96,282	15,526	22,524	1,920	39,970	150,239	146,740

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

Equity and liabilities
Equity
Shareholders' equity	—	—	—	—	1,125	194	45	1,364	1,364	1,263
Minority interests	22	20	—	20	—	—	—	—	42	79

Total equity	22	20	—	20	1,125	194	45	1,364	1,406	1,342

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	12,927	34,988	12,564	47,552	13,402	8,766	151	22,319	82,798	80,323
Investment contract liabilities with discretionary participation features	693	28,773	—	28,773	—	—	—	—	29,466	28,665
Investment contract liabilities without discretionary participation features	—	14	—	14	—	12,059	—	12,059	12,073	11,453
Unallocated surplus of with-profits funds (reflecting application of 'realistic' provisions for UK regulated with-profits funds)	—	12,486	1,719	14,205	—	—	—	—	14,205	13,511

Total	13,620	76,261	14,283	90,544	13,402	20,825	151	34,378	138,542	133,952

Operational borrowings attributable to shareholder-financed operations	—	—	—	—	—	12	—	12	12	11
Borrowings attributable to with-profits funds	112	875	—	875	—	—	—	—	987	1,776
Other non-insurance liabilities	233	4,266	577	4,843	999	1,493	1,724	4,216	9,292	9,659

Total liabilities	13,965	81,402	14,860	96,262	14,401	22,330	1,875	38,606	148,833	145,398

Total equity and liabilities	13,987	81,422	14,860	96,282	15,526	22,524	1,920	39,970	150,239	146,740

Notes

Notes

(i)
For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund.

(ii)
SAIF is a separate sub-fund within the PAC long-term business fund.

(iii)
Wholly-owned subsidiary of the PAC WPSF that writes annuity business.

(iv)
Excluding policyholder liabilities of the Hong Kong branch of PAC.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

(v)
The loans of the Group's UK insurance operations of £1,245 million comprise mortgage loans of £449 million, policy loans of £35 million and other loans of £761 million. The mortgage loans are collateralised by properties. Other loans are all commercial loans and comprise mainly syndicated loans held by the PAC with-profits fund.

(vi)
Included in debt securities above are £3,511 million (2006: £3,341 million) of securities which are not quoted on active markets and are valued using valuation techniques of which £3,002 million (2006: £2,945 million) related to assets held by with-profits operations and £509 million (2006: £396 million) related to assets held by shareholder-backed operations.

(vii)
Other investments comprise:

2007
£million
Derivative assets (note G3)	571
Partnerships in investment pools and other	2,820

3,391

Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily venture fund investments and investment in property funds and limited partnerships.

(b) Information on credit risk of debt securities

        The following table summarizes by rating the securities held by UK insurance operations as at December 31, 2007 and 2006:

	PAC with-profits sub-fund				Other funds and subsidiaries			UK insurance operations
	Scottish Amicable Insurance Fund	Excluding Prudential Annuities Limited	Prudential Annuities Limited	Total	Prudential Retirement Income Limited	Unit-linked business	Other business	2007 Total	2006 Total
	£million	£million	£million	£million	£million	£million	£million	£million	£million
S&P—AAA	1,453	6,434	4,356	10,790	5,658	3,534	121	21,556	18,794
S&P—AA+ to AA-	436	1,978	1,518	3,496	1,541	680	20	6,173	4,859
S&P—A+ to A-	1,030	4,356	2,693	7,049	3,354	1,093	31	12,557	12,270
S&P—BBB+ to BBB-	652	2,780	920	3,700	781	267	9	5,409	5,792
S&P—Other	167	757	11	768	1	6	—	942	880

	3,738	16,305	9,498	25,803	11,335	5,580	181	46,637	42,595

Moody's—Aaa	138	550	177	727	125	22	9	1,021	1,073
Moody's—Aa1 to Aa3	23	198	273	471	82	9	2	587	479
Moody's—A1 to A3	74	321	284	605	243	19	3	944	1,030
Moody's—Baa1 to Baa3	41	180	150	330	103	14	2	490	627
Moody's—Other	10	400	—	400	—	—	—	410	127

	286	1,649	884	2,533	553	64	16	3,452	3,336

Fitch	43	196	265	461	160	17	1	682	1,243
Other	528	2,233	2,428	4,661	1,125	90	5	6,409	6,287

Total debt securities	4,595	20,383	13,075	33,458	13,173	5,751	203	57,180	53,461

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

        In the table above S&P ratings have been used where available. For securities where S&P ratings are not available those produced by Moody's and then Fitch have been used as an alternative.

        Where no external ratings are available internal ratings produced by the Group's asset management operations, which are prepared on the Company's assessment of a comparable basis to external ratings, are used where possible. Of the total debt securities held at December 31, 2007 which are not externally rated, £2,972 million were internally rated AAA to A-, £2,844 million were internally rated BBB+ to B- and £593 million were unrated. The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them.

        As detailed in note D2(h) below the primary sensitivity of IFRS basis profit or loss and shareholders' equity relates to non-linked shareholder-backed business which covers other funds and subsidiaries in the table above.

(c) Products and guarantees

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

(i) With-profits products and PAC with-profits sub-fund

        Within the balance sheet of UK insurance operations at December 31, 2007, there are policyholder liabilities of £76.3 billion (2006: £74.1 billion) and unallocated surplus of £14.2 billion (2006: £13.5 billion) that relate to the WPSF. The WPSF mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The WPSF's profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation.

        With-profits products provide returns to policyholders through bonuses that are 'smoothed'. There are two types of bonuses: 'annual' and 'final'. Annual bonuses are declared once a year, and once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

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

        The WPSF held a provision of £45 million at December 31, 2007 (2006: £47 million) to honor guarantees on a small amount of guaranteed annuity products. SAIF's exposure to guaranteed annuities is described below.

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

        On December 31, 2007, Prudential completed the transfer of 62,000 with-profits annuity policies from Equitable Life, with assets of approximately £1.7 billion. The policies transferred form part of the Defined Charge Participating Sub-Fund of Prudential's with-profit fund. Profits to shareholders will emerge on a 'charges less expenses' basis and policyholders will be entitled to 100 per cent of the investment earnings.

        At December 31, 2007, £29.5 billion (2006: £29.0 billion) of investments relate to annuity business of PAL and PRIL. These investments are predominantly in debt securities (including retail price index-

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

linked bonds to match retail price index-linked annuities), loans and deposits and are duration matched with the estimated duration of the liabilities they support.

(iii) SAIF

        SAIF is a ring-fenced sub-fund of the PAC long-term fund formed following the acquisition of the mutually owned Scottish Amicable Life Assurance Society in 1997. No new business may be written in SAIF, although regular premiums are still being paid on policies in force at the time of the acquisition and incremental premiums are permitted on these policies.

        The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although they are entitled to asset management fees on this business.

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

        The Group's main exposure to guaranteed annuities in the UK is through SAIF and a provision of £563 million was held in SAIF at December 31, 2007 (2006: £561 million) to honor the guarantees. As SAIF is a separate sub-fund solely for the benefit of policyholders of SAIF this provision has no impact on the financial position of the Group's shareholders' equity.

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

(d) Exposure to market risk

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

(ii) Pension annuity business

        Prudential's UK annuity business mainly employs fixed income investments (including UK retail price index-linked assets) because the liabilities consist of guaranteed payments for as long as each annuitant or surviving partner is alive. Retail price index-linked assets are used to back pension annuities where the payments are linked to the RPI.

(iii) Unit-linked business

        Except through the second order effect on asset management fees, the unit-linked business of the UK insurance operations is not exposed to market risk. The lack of exposure arises from the contract nature whereby policyholder benefits reflect asset value movements of the unit-linked funds.

(e) Process for setting assumptions and determining contract liabilities

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

        The actual renewal expenses charged to SAIF continued to be based on the tariff arrangement specified in the Scottish Amicable Life Assurance Society Scheme up to December 31, 2007, when the tariff arrangement terminated. This provided an additional margin in SAIF as the unit costs derived from actual expenses (and used to derive the recommended assumptions) were generally significantly greater than the tariff costs. From January 1, 2008 the full expenses incurred are being charged to SAIF.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

        The assumptions for asset management expenses are based on the charges specified in agreements with the Group's asset management operations, plus a margin for adverse deviation for non-profit business.

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

(ii) WPSF and SAIF

        The policyholder liabilities reported for the WPSF are primarily for two broad types of business. These are accumulating and conventional with-profits contracts. The policyholder liabilities of the WPSF are accounted for under FRS 27.

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

        The FSA's Peak 2 calculation under the realistic regime requires the value of liabilities to be calculated as:

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

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

        The contract liabilities for with-profits business also require assumptions for persistency. These are set based on the results of recent experience analysis.

(iii) Annuity business

        The contract liabilities for PAL and PRIL are based on the FSA regulatory solvency basis. The valuation is then modified for IFRS reporting purposes to remove some of the margins for prudence within the assumptions, and contingency reserves, which are required under the solvency basis applied for regulatory purposes, but not for financial accounting.

        The contract liabilities are the discounted value of future claim payments, adjusted for investment expenses and future administration costs. The interest rates used for discounting claim payments are derived from the yields on the assets held with an allowance for default risk.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

	PAL		PRIL
2007
	Males	Females	Males	Females
In payment	106%—126% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 2.25% up to age 90, tapering to zero at age 120	84%—117% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 1.25% up to age 90, tapering to zero at age 120	99%—114% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 2.25% up to age 90, tapering to zero at age 120	85%—103% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 1.25% up to age 90, tapering to zero at age 120
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years
	PAL		PRIL
2006
	Males	Females	Males	Females
In payment	106%—126% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 1.25%	84%—117% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 0.75%	99%—114% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 1.25%	85%—103% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 0.75%
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

	PAL		PRIL
2005
	Males	Females	Males	Females
In payment	93%—100% PMA92 (C = 2004) with medium cohort improvement table with a minimum annual improvement of 1.25%	84%—105% PFA92 (C = 2004) with 75% of medium cohort improvement table with a minimum annual improvement of 0.75%	88%—100% PMA92 (C = 2004) with medium cohort improvement table with a minimum annual improvement of 1.25%	84%—102% PFA92 (C = 2004) with 75% of medium cohort improvement table with a minimum annual improvement of 0.75%
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years
	PAL		PRIL
2004
	Males	Females	Males	Females
In payment	97%—111% PMA92 (C = 2004) with medium cohort improvement table with a minimum annual improvement of 1.25%	92%—105% PFA92 (C = 2004) with 75% of medium cohort improvement table with a minimum annual improvement of 0.75%	90%—113% PMA92 (C = 2004) with medium cohort improvement table with a minimum annual improvement of 1.25%	85%—104% PFA92 (C = 2004) with 75% of medium cohort improvement table with a minimum annual improvement of 0.75%
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

(f) Reinsurance

        The Group's UK insurance business cedes only minor amounts of business outside the Group. During 2007, reinsurance premiums for externally ceded business were £59 million (2006: £58 million; 2005: £82 million) and reinsurance recoverable insurance assets were £335 million (2006: £510 million) in aggregate. The gains and losses recognized in profit and loss for these contracts were immaterial.

(g) Effect of changes in assumptions used to measure insurance assets and liabilities

2007

        For UK insurance operations, the 2007 results have been determined after making changes to mortality assumptions for the annuity business and other assumptions for the WPSF and releasing excess margins in the aggregate liabilities that had previously been set aside as an indirect extra allowance for longevity related risks.

	2007
	With-profits sub-fund	Shareholder-backed business
	£ million	£ million
Effect of strengthening of mortality assumptions (note a)	(435)	(276)
Modeling of management actions (note b)	(167)	—
Strengthening of other assumptions (note c)	(62)	—

	(664)	(276)
Release of other margins:
Projected benefit related (note d)	13	104
Investment related (note e)
Default margins	199	48
Asset management fees	60	—
	259	48
Expenses related (notes c,f)	—	68
Other (notes c,g)	—	90

	272	310

Net charge to unallocated surplus	(392)

Net credit to shareholder result		34

Notes

(a)
The mortality assumptions have been strengthened by increasing the minimum level of future improvement rate.

(b)
Given the continuing strong financial position of the fund, the assumed management actions relating to with-profits business have been revised in order to better reflect the benefits to policyholders that can be supported by the fund.

(c)
The effects of the strengthening of other assumptions for the WPSF of £62 million is net of a release of PAL's expense reserve of £11 million and other additional margins in PAL's liabilities of £40 million.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

(d)
The release of projected benefit related margins primarily relates to modeling improvements that have been made during 2007.

(e)
The release of investment-related margins includes £48 million in respect of default margins for shareholder-backed business and £199 million for PAL. The resulting assumptions for expected defaults, after allowing for the release of margins, remain appropriate given economic conditions at December 31, 2007. In addition, for PAL, there is a release of £60 million in respect of asset management fees.

(f)
A release of expense reserves has been made following recent expense reductions.

(g)
This amount reflects the release of other additional margins in the liabilities that are no longer appropriate in light of the explicit strengthening of the mortality assumptions.

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

        In 2006, the FSA made regulatory changes for UK regulated shareholder-backed non-participating business. These changes were confirmed in the December 2006 policy statement PS06/14.

        The changes to the FSA rules allow insurance liabilities for this business to incorporate more realism. In particular this is achieved by:

  •
  setting technical provisions for expenses not directly attributable to one particular contract at a homogenous risk group level and not, as previously, at an individual contract level for all non-profit business; and

  •
  recognizing the economic effect of making a prudent lapse rate assumption. Previously, no lapses were assumed.

        Under IFRS 4, the effect of this change is accounted for as a change in estimate and there was a consequent increase in profit before tax of £46 million.

        In addition to the £46 million credit described above, a charge of £4 million was recognized in 2006 for the effect of change of assumption for renewal and termination expenses mainly in respect of PAC.

2005

        For with-profits business the only significant change for 2005 was an altered basis of recognizing liabilities and unallocated surplus for SAIF. This was to comply with actuarial guidance GN 45, which requires that for a closed fund where the fund will be distributed fully that the working capital is shown as zero, with the future enhancements to asset shares being increased by the free capital. Without the adjustment the unallocated surplus would have been approximately £700 million. Shareholder results and equity were not altered by this change.

        The change of mortality table for PAL explained in section D2(e) increased liabilities by £144 million. As PAL is owned by the WPSF this change had no effect on shareholder profit.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

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

(h) Sensitivity of IFRS basis profit or loss and equity to market and other risks

        The risks to which the IFRS basis results of the UK insurance operations are sensitive are asset/liability matching, mortality experience and payment assumptions for shareholder-backed annuity business. Further details are described below.

(i) With-profits business

SAIF

        Shareholders have no interest in the profits of SAIF but are entitled to the asset management fees paid on the assets of the fund.

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

        The level of unallocated surplus is particularly sensitive to the level of investment returns on the portion of the life fund assets that represents the surplus. The effects for 2007 and 2006 are demonstrated in note D5.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

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

  •
  changes in renewal expense levels.

        A decrease in assumed mortality rates of one per cent would decrease gross profits by approximately £35 million (2006: £34 million). A decrease in credit default assumptions of five basis points would increase gross profits by £72 million (2006: £64 million). A decrease in renewal expenses (excluding asset management expenses) of five per cent would increase gross profits by £13 million (2006: £14 million). The effect on profits would be approximately symmetrical for changes in assumptions that are directionally opposite to those explained above.

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

(iv) Shareholder exposure to interest rate risk and other market risk

        By virtue of the fund structure, product features and basis of accounting described in note D2(c) and (e), the policyholder liabilities of the UK insurance operations are, except for pension annuity business, not generally exposed to interest rate risk. For pension annuity business, liabilities are exposed to fair value interest rate risk. However, the net exposure to the PAC WPSF (for PAL) and shareholders (for liabilities of PRIL and the non-profit sub-fund) is very substantially ameliorated by virtue of the close matching of assets with appropriate duration.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

        The close matching by the Group of assets of appropriate duration to annuity liabilities is based on maintaining economic and regulatory capital. The measurement of liabilities under capital reporting requirements and IFRS is not the same as detailed in note D2(e)(iii), with contingency reserves and some other margins for prudence within the assumptions required under the FSA regulatory solvency basis not included for IFRS reporting purposes. As a result IFRS equity is higher than regulatory capital and therefore more sensitive to interest rate risk.

        The estimated sensitivity of the UK non-linked shareholder backed business (principally pension annuities business) to a movement in interest rates of one per cent as at December 31, 2007 and 2006 is as follows:

	2007		2006
	Fall of 1%	Rise of 1%	Fall of 1%	Rise of 1%
	£ million	£ million	£ million	£ million
Carrying value of debt securities and derivatives	1,930	(1,634)	1,802	(1,529)
Policyholder liabilities	(1,777)	1,467	(1,671)	1,374
Related deferred tax effects	(43)	47	(40)	47

Net sensitivity of profit after tax and equity	110	(120)	91	(108)

        In addition the shareholder backed portfolio of UK non-linked insurance operations covering liabilities and shareholders' equity includes equity securities and investment property. Excluding any second order effects on the measurement of the liabilities for future cash flow to the policyholder, a 10 per cent fall in their value would have given rise to a £86 million and £42 million reduction in pre-tax profit for 2007 and 2006. After related deferred tax there would have been a £62 million and £29 million reduction in shareholders' equity at December 31, 2007 and 2006 respectively.

        The market risk sensitivities shown above reflect the impact of temporary market movements and, therefore, the primary effect of such movements would, in the Company's supplementary analysis of profits be included within the short-term fluctuations in investment returns.

(i) Duration of liabilities

        With the exception of most unitized with-profits bonds and other whole of life contracts the majority of the contracts of the UK insurance operations have a contract term. However, in effect, the maturity term of contracts reflects the earlier of death, maturity, or lapsation. In addition, with-profit contract liabilities as noted in note D2(e) above include projected future bonuses based on current investment values. The actual amounts payable will vary with future investment performance of SAIF and the WPSF.

        The tables below show the carrying value of the policyholder liabilities. Separately, the Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The tables below also show the maturity profile of the cash

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

flows used for 2007 and 2006 for that purpose for insurance contracts, as defined by IFRS, i.e. those containing significant insurance risk, and investment contracts, which do not.

	With-profits business			Annuity business (Insurance contracts)			Other
2007	Insurance contracts	Investment contracts	Total	PAL	PRIL	Total	Insurance contracts	Investment contracts	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Policyholder liabilities	47,915	29,480	77,395	12,564	13,402	25,966	8,917	12,059	20,976

	%	%	%	%	%	%	%	%	%
Expected maturity:
0 to 5 years	47	25	38	32	31	32	32	31	31
5 to 10 years	27	23	26	24	23	24	23	22	23
10 to 15 years	13	19	16	18	17	17	18	20	19
15 to 20 years	7	15	10	12	12	12	12	13	12
20 to 25 years	4	11	6	7	8	7	8	6	7
Over 25 years	2	7	4	7	9	8	7	8	8

	With-profits business			Annuity business (Insurance contracts)			Other
2006	Insurance contracts	Investment contracts	Total	PAL	PRIL	Total	Insurance contracts	Investment contracts	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Policyholder liabilities	46,223	28,677	74,900	13,379	12,327	25,706	8,394	11,441	19,835

	%	%	%	%	%	%	%	%	%
Expected maturity:
0 to 5 years	47	23	36	32	30	31	32	37	34
5 to 10 years	28	22	26	24	23	24	24	23	23
10 to 15 years	13	17	15	18	17	18	18	14	16
15 to 20 years	6	15	10	12	12	12	12	13	13
20 to 25 years	3	13	7	7	8	7	7	5	7
Over 25 years	3	10	6	7	10	8	7	8	7

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

(v)
The maturity tables shown above have been prepared on a discounted basis. Details of undiscounted cash flow for investment contracts are shown in note G2.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

D3:    US insurance operations

(a) Summary results and balance sheet

(i) Results and movements on shareholders' equity

	2007	2006	2005
	£ million	£ million	£ million
Profit before shareholder tax	426	451	526
Tax	(126)	(150)	(176)

Profit for the year	300	301	350

	2007	2006	2005
	£ million	£ million	£ million
Profit for the year	300	301	350
Items recognized directly in equity:
Exchange movements	(42)	(377)	321
Unrealized valuation movements on securities classified as available-for-sale:
Unrealized holding losses arising during the year	(231)	(208)	(772)
Less losses included in the income statement	(13)	7	22

	(244)	(201)	(750)
Related change in amortization of deferred income and acquisition costs	88	75	307
Related tax	54	50	152

Total items of income and expense recognized directly in equity	(144)	(453)	30

Total income and expense for the year	156	(152)	380
Cumulative effect of changes in accounting policies on adoption of IAS 32, IAS 39 and IFRS 4, net of applicable taxes at 1 January 2005	—	—	273

Transfers to Central companies	(122)	(91)	(49)

Net increase (decrease) in equity	34	(243)	604
Shareholders' equity at beginning of year	2,656	2,899	2,295

Shareholders' equity at end of year	2,690	2,656	2,899

        In addition, for Jackson, included within the movements in shareholders' equity is a net reduction in value of Jackson's debt securities classified as 'available-for-sale' under IAS 39 of £244 million for 2007. This reduction reflects the effects of widened credit spreads in the US bond market partially offset by the effect of reduced US interest rates and a steepening yield curve. These movements do not reflect defaults or permanent impairments.

        With the exception of debt securities for US insurance operations classified as 'available-for-sale' under IAS 39, unrealized value movements on the Group's investments are booked within the income statement. For with-profits operations such value movements are reflected in changes to asset share

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

liabilities to policyholders and the liability for unallocated surplus. For shareholder-backed operations the unrealized value movements form part of the total return for the year booked in the profit before tax attributable to shareholders.

        However, for debt securities classified as 'available-for-sale', unless impaired, fair value movements are recorded as a movement in shareholder reserves direct to equity.

        In general, the debt securities of the Group's US insurance operations are purchased with the intention and the ability to hold them for the longer term. In 2007, there was a movement in the balance sheet value for these debt securities classified as available-for-sale from a net unrealized gain of £110 million to a net unrealized loss of £136 million. During 2007, US interest rates fell and the yield curve steepened. Offsetting this movement were market price effects resulting from increasing credit spreads and global credit concerns. As a result of these factors, the gross unrealized gain in the balance sheet decreased from £366 million at December 31, 2006 to £303 million at December 31, 2007 while the gross unrealized loss increased from £256 million at December 31, 2006 to £439 million at December 31, 2007. Details of the securities in an unrealized position are shown in D3(b) below.

        These features are included in the table shown below of the movements in the values of available-for-sale securities:

	2007	Change in unrealized appreciation	2006
	£ million	£ million	£ million
Assets fair valued at below book value
Book value	10,730		11,258
Unrealized loss	(439)	(183)	(256)

Fair value (as included in balance sheet)	10,291		11,002

Assets fair valued at or above book value
Book value	8,041		8,208
Unrealized gain	303	(63)	366

Fair value (as included in balance sheet)	8,344		8,574

Total
Book value	18,771		19,466
Net unrealized (loss) gain	(136)	(246)	110

Fair value (as included in balance sheet)*	18,635		19,576

		£ million
Reflected as part of movement in shareholders' equity
Movement in unrealized appreciation		(244)
Exchange movements		(2)

		(246)

*
Debt securities for US operations as included in the balance sheet of £19,002 million comprise £18,635 million in respect of securities classified as 'available-for-sale' and £367 million for securities of consolidated investment funds classified as 'fair value through profit and loss'.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

        Included within the movement in unrealized losses for the debt securities of Jackson of £244 million as shown above was a value reduction of £55 million relating to the sub-prime and Alt-A securities as referred to in section G2.

(ii) Balance sheet

			US insurance operations
	Variable annuity separate account assets and liabilities (note i)
		Fixed annuity, GIC and other business (note i)
			2007 Total	2006 Total
	£ million	£ million	£ million	£ million
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangible assets	—	1,928	1,928	1,712

Total	—	1,928	1,928	1,712

Other non-investment and non-cash assets	—	1,651	1,651	1,588
Investments of long-term business and other operations:
Investment properties	—	8	8	20
Financial investments:
Loans (note ii)	—	3,258	3,258	3,254
Equity securities and portfolio holdings in unit trusts	15,027	480	15,507	11,710
Debt securities (note D3b)	—	19,002	19,002	20,146
Other investments (note iii)	—	762	762	542
Deposits	—	258	258	457

Total investments	15,027	23,768	38,795	36,129

Cash and cash equivalents	—	169	169	99

Total assets	15,027	27,516	42,543	39,528

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

Equity and liabilities
Equity
Shareholders' equity	—	2,690	2,690	2,656
Minority interests	—	1	1	1

Total equity	—	2,691	2,691	2,657

Liabilities
Policyholder liabilities (note iv):
Insurance contract liabilities	15,027	17,899	32,926	30,184
Investment contract liabilities without discretionary participation features (GIC and annuity certain)	—	1,922	1,922	1,562

Total	15,027	19,821	34,848	31,746

Core structural borrowings of shareholder-financed operations	—	125	125	127
Operational borrowings attributable to shareholder-financed operations	—	591	591	743
Other non-insurance liabilities	—	4,288	4,288	4,255

Total liabilities	15,027	24,825	39,852	36,871

Total equity and liabilities	15,027	27,516	42,543	39,528

Notes

(i)
Assets and liabilities attaching to variable annuity business that are not held in the separate account are shown within other business.

(ii)
Loans
The loans of Jackson of £3,258 million comprise mortgage loans of £2,841 million and policy loans of £417 million. All of the mortgage loans are commercial mortgage loans which are collateralized by properties. The property types are mainly industrial, multi-family residential, suburban office, retail and hotel.

  Jackson's mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans.

  The policy loans are fully secured by individual life insurance policies or annuity policies.

  These loans are accounted for at amortized cost, less any impairment.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

(iii)
Other investments comprise:

2007
£ million
Derivative assets (note G3)	390
Partnerships in investment pools and other	372

762

  Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interest in the PPM America Private Equity Fund and diversified investments in 164 other partnerships by independent money managers that generally invest in various equities and fixed income loans and securities.

(iv)
Summary policyholder liabilities (net of reinsurance) and reserves at December 31, 2007. The policyholder liabilities, net of reinsurers' share of £436 million (2006: £427 million), reflect balances in respect of the following:

	2007	2006
	£ million	£ million
Policy reserves and liabilities on non-linked business:
Reserves for future policyholder benefits and claims payable	916	935
Deposits on investment contracts (as defined under US GAAP)	16,784	17,690
Guaranteed investment contracts	1,685	1,327
Unit-linked (variable annuity) business	15,027	11,367

	34,412	31,319

  In addition to the policyholder liabilities above, Jackson has entered into a programme of funding arrangements under contracts which, in substance, are almost identical to GICs. The liabilities under these funding arrangements totaled £2,607 million (2006: £2,552 million) and are included in 'other non-insurance liabilities' in the balance sheet above.

(b) Information on credit risks of debt securities

Summary	2007 Carrying value	2006 Carrying value
	£ million	£ million
Corporate security and commercial loans:
Publicly traded and SEC Rule 144A traded	10,345	11,569
Non-SEC Rule 144A traded	2,613	2,458

	12,958	14,027
Residential mortgage-backed securities	2,939	2,827
Commercial mortgage-backed securities	1,532	1,155
Other debt securities	1,573	2,137

Total debt securities	19,002	20,146

Credit quality

        For statutory reporting in the US, debt securities are classified into six quality categories specified by the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC). The

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

categories range from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5. Securities in or near default are designated Class 6. Securities designated as Class 3, 4, 5 and 6 are non-investment grade securities. Generally, securities rated AAA to A by nationally recognized statistical ratings organizations are reflected in Class 1, BBB in Class 2, BB in Class 3 and B and below in Classes 4 to 6. If a designation is not currently available from the NAIC, Jackson's investment adviser, PPM America, provides the designation for the purposes of disclosure below.

        The following table shows the quality of publicly traded and SEC Rule 144A traded debt securities held by the US operations as at December 31, 2007 and 2006 by NAIC classifications:

	2007 Carrying value		2006 Carrying value
	£ million	% of total	£ million	% of total
NAIC designation:
1	4,338	42	4,631	40
2	5,194	50	5,850	51
3	542	5	817	7
4	231	2	249	2
5	40	1	22	0

	10,345	100	11,569	100

        The following table shows the quality of the non-SEC Rule 144A traded private placement portfolio by NAIC classifications:

	2007 Carrying value		2006 Carrying value
	£ million	% of total	£ million	% of total
NAIC designation:
1	1,011	39	861	35
2	1,351	52	1,345	54
3	206	8	212	9
4	45	1	40	2
5	—	—	—	—

	2,613	100	2,458	100

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

        The following table shows the quality of residential and commercial mortgage-backed securities:

	2007 Carrying value	2006 Carrying value
	£ million (unless otherwise stated)	£ million (unless otherwise stated)
Residential mortgage-backed securities (included within debt securities)
Total residential mortgage-backed securities	2,939	2,827
Residential mortgage-backed securities rated AAA or equivalent by a nationally recognized statistical ratings organisation (including Standard & Poor's, Moody's and Fitch):
Amount	2,542	1,750
Percentage of total	86.5%	61.9%
Residential mortgage-backed securities rated NAIC 1:
Amount	2,932	2,824
Percentage of total	99.8%	99.9%
Commercial mortgage-backed securities (included within debt securities)
Total commercial mortgage-backed securities	1,532	1,155
Commercial mortgage-backed securities rated AAA or equivalent by a nationally recognized statistical ratings organisation (including Standard & Poor's, Moody's and Fitch):
Amount	1,351	1,090
Percentage of total	88.2%	94.4%
Commercial mortgage-backed securities rated NAIC 1:
Amount	1,462	1,076
Percentage of total	95.4%	93.2%

        Included within other debt securities of £1,573 million in the summary shown above are £944 million (2006: £1,133 million) of asset backed securities held directly by Jackson, of which £817 million (2006: £791 million) were NAIC designation 1 and £127 million (2006: £342 million) NAIC designation 2. In addition, other debt securities includes £316 million (2006: £405 million) in respect of securities held by the Piedmont trust entity (see note G1) and £313 million (2006: £485 million) from the consolidation of investment funds managed by PPM America.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

        In addition to the ratings disclosed above, the following table summarizes by rating the debt securities held by US insurance operations as at December 31, 2007 using Standard and Poor's (S&P), Moody's and Fitch ratings:

2007 Carrying value
£ million
S&P—AAA	3,896
S&P—AA+ to AA–	1,187
S&P—A+ to A–	3,657
S&P—BBB+ to BBB–	5,415
S&P—Other	1,113

15,268

Moody's—Aaa	549
Moody's—Aa1 to Aa3	118
Moody's—A1 to A3	47
Moody's—Baa1 to Baa3	79
Moody's—Other	78

871

Fitch	380
Other	2,483

Total debt securities	19,002

        In the table above, S&P ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative.

        The amounts within Other which are not rated by S&P, Moody's or Fitch have the following NAIC classifications:

2007
£ million
NAIC 1	1,079
NAIC 2	1,311
NAIC 3-6	93

2,483

        Included in debt securities are £2,863 million (2006: £2,859 million) of securities which are not quoted on active markets and are valued using valuation techniques.

        Debt securities above are shown net of cumulative impairment losses on retained securities of £246 million (2006: £266 million).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

        Included within the debt securities of Jackson at December 31, 2007 are exposures to sub-prime and Alt-A mortgages and CDO funds as follows:

2007 Carrying value
£ million
Sub-prime mortgages (S&P rated AAA*)	237
Alt-A mortgages (77% AAA, 17% AA*)	660

897
CDO funds**	260

1,157

*
The ratings shown apply to the debt securities of Jackson and not the underlying collateral.

**
Including Group's economic interest in Piedmont (as described in note G1) and other consolidated CDO portfolios.

        Jackson defines its exposure to sub-prime mortgages as investments in residential mortgage-backed securities in which the underlying borrowers have a US Fair Isaac Credit Organization (FICO) credit score of 659 or lower.

Debt securities classified as available-for-sale in an unrealized loss position

        The unrealized losses in the US insurance operations balance sheet on unimpaired securities are (£439) million (2006: £(256) million). This reflects assets with fair market value and book value of £10,291 million and £10,730 million respectively.

        The following table shows some key attributes of the debt securities that are in an unrealized loss position at December 31, 2007 and 2006.

	2007		2006
Fair value of securities as a percentage of book value	Fair value	Unrealized loss	Fair value	Unrealized loss
	£ million	£ million	£ million	£ million
Between 90% and 100%	9,370	(274)	10,941	(248)
Between 80% and 90%	784	(122)	61	(8)
Below 80%	137	(43)	—	—

	10,291	(439)	11,002	(256)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

        Included within the table above are amounts relating to sub-prime and Alt-A securities of:

Fair value of securities as a percentage of book value	Fair value	Unrealized loss
	£ million	£ million
Between 90% and 100%	572	(24)
Between 80% and 90%	132	(22)
Below 80%	28	(10)

	732	(56)

	2007				2006
Aged analysis of unrealized losses for the periods indicated	Not rated	Non- investment grade	Investment grade	Total	Not rated	Non- investment grade	Investment grade	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Less than 6 months	(7)	(8)	(52)	(67)	(1)	(1)	(14)	(16)
6 months to 1 year	(10)	(21)	(105)	(136)	(3)	(1)	(10)	(14)
1 year to 2 years	(5)	(2)	(16)	(23)	(24)	(10)	(135)	(169)
2 years to 3 years	(24)	(10)	(140)	(174)	(5)	—	(9)	(14)
3 years to 4 years	(3)	(1)	(5)	(9)	(5)	—	(35)	(40)
4 years to 5 years	(3)	—	(24)	(27)	—	—	—	—
5 years to 6 years	—	—	—	—	(2)	(1)	—	(3)
6 years to 7 years	(1)	(2)	—	(3)	—	—	—	—

	(53)	(44)	(342)	(439)	(40)	(13)	(203)	(256)

        At December 31, 2007, the gross unrealized losses in the balance sheet for the sub-prime and Alt-A securities in an unrealized loss position were £56 million. Sub-prime and Alt-A securities with unrealized losses of £37 million in the balance sheet at December 31, 2007 have been in an unrealized loss position for less than one year with the remaining securities with unrealized losses of £19 million being in an unrealized loss position for more than one year.

By maturity of security	2007 Unrealized loss	2006 Unrealized loss
	£ million	£ million
Less than 1 year	(1)	(1)
1 to 5 years	(54)	(29)
5 to 10 years	(164)	(113)
More than 10 years	(60)	(51)
Mortgage-backed securities and other debt securities	(160)	(62)

Total	(439)	(256)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

(c) Products and guarantees

        Jackson provides long-term savings and retirement products to retail and institutional customers throughout the US. Jackson offers fixed annuities (interest-sensitive, fixed indexed and immediate annuities), variable annuities (VA), life insurance and institutional products.

(i) Fixed annuities

Interest-sensitive annuities

        At December 31, 2007, interest-sensitive fixed annuities accounted for 25 per cent (2006: 31 per cent) of policy and contract liabilities of Jackson. Interest-sensitive fixed annuities are primarily deferred annuity products that are used for retirement planning and for providing income in retirement. They permit tax-deferred accumulation of funds and flexible payout options.

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

        The policy provides that at Jackson's discretion it may reset the interest rate, subject to a guaranteed minimum. The minimum guarantee varies from 1.5 per cent to 5.5 per cent (2006: 1.5 per cent to 5.5 per cent) depending on the jurisdiction of issue and the date of issue, with 80 per cent (2006: 80 per cent) of the fund at three per cent or less. The average guarantee rate is 3.1 per cent (2006: 3.1 per cent).

        Approximately 30 per cent (2006: 35 per cent) of the interest-sensitive fixed annuities Jackson wrote in 2007 provide for a market value adjustment, that could be positive or negative, on surrenders in the surrender period of the policy. This formula-based adjustment approximates the change in value that assets supporting the product would realize as interest rates move up or down. The minimum guaranteed rate is not affected by this adjustment.

Fixed indexed annuities

        Fixed indexed annuities accounted for seven per cent (2006: seven per cent) of Jackson's policy and contract liabilities at December 31, 2007. Fixed indexed annuities vary in structure, but generally are deferred annuities that enable policyholders to obtain a portion of an equity-linked return (based on participation rates and caps) but provide a guaranteed minimum return. These guaranteed minimum rates are generally set at three per cent.

        Jackson hedges the equity return risk on fixed indexed products using futures and options linked to the relevant index. The cost of these hedges is taken into account in setting the index participation rates or caps. Jackson bears the investment and surrender risk on these products.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

Immediate annuities

        At December 31, 2007, immediate annuities accounted for two per cent (2006: two per cent) of Jackson's policy and contract liabilities. Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period of years and/or the life of the policyholder. If the term is for the life of the policyholder, then Jackson's primary risk is mortality risk. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and is guaranteed for the term of the annuity.

(ii) Variable annuities

        At December 31, 2007, VAs accounted for 45 per cent (2006: 38 per cent) of Jackson's policy and contract liabilities. VAs are deferred annuities that have the same tax advantages and payout options as interest-sensitive and fixed indexed annuities.

        The primary differences between VAs and interest-sensitive or fixed indexed annuities are investment risk and return. If a policyholder chooses a VA, the rate of return depends upon the performance of the selected fund portfolio. Policyholders may allocate their investment to either the fixed or variable account. Investment risk on the variable account is borne by the policyholder, while investment risk on the fixed account is borne by Jackson through guaranteed minimum fixed rates of return. At December 31, 2007, approximately nine per cent (2006: 13 per cent) of VA funds were in fixed accounts.

        Jackson issues VA contracts where it contractually guarantees to the contractholder either a) return of no less than total deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death (guaranteed minimum death benefit (GMDB)), annuitization (guaranteed minimum income benefit (GMIB)), or at specified dates during the accumulation period (guaranteed minimum withdrawal benefit (GMWB)) and guaranteed minimum accumulation benefit (GMAB). Jackson hedges these risks using equity options and futures contracts as described in note D3(d).

(iii) Life insurance

        Jackson's life insurance products accounted for nine per cent (2006: 10 per cent) of Jackson's policy and contract liabilities at December 31, 2007. The products offered include variable universal life insurance, term life insurance and interest-sensitive life insurance.

(iv) Institutional products

        Jackson's institutional products consist of GICs, funding agreements (including agreements issued in conjunction with Jackson's participation in the US Federal Home Loan Bank programme) and medium-term note funding agreements. At December 31, 2007, institutional products accounted for 12 per cent of policy and contract liabilities (2006: 12 per cent). Under a traditional GIC, the policyholder makes a lump sum deposit. The interest rate paid is fixed and established when the

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

contract is issued. If deposited funds are withdrawn earlier than the specified term of the contract, an adjustment is made that approximates a market value adjustment.

        Under a funding agreement, the policyholder either makes a lump sum deposit or makes specified periodic deposits. Jackson agrees to pay a rate of interest, which may be fixed but which is usually a floating short-term interest rate linked to an external index. The average term of the funding arrangements is one to two years. Funding agreements terminable by the policyholder with less than 90 days' notice account for less than one per cent (2006: less than one per cent) of total policyholder reserves.

        Medium-term note funding agreements are generally issued to support trust instruments issued on non-US exchanges or to qualified investors (as defined by SEC Rule 144A). Through the funding agreements, Jackson agrees to pay a rate of interest, which may be fixed or floating, to the holders of the trust instruments.

(d) Risk management

        Jackson's main exposures are to market risk through its exposure to interest rate risk and equity risk. Approximately 90 per cent (2006: 89 per cent) of its general account investments support interest-sensitive and fixed indexed annuities, life business and surplus and 10 per cent (2006: 11 per cent) support institutional business. All of these types of business contain considerable interest rate guarantee features and, consequently, require that the assets that support them are primarily fixed income or fixed maturity.

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

        Jackson enters into financial derivative transactions, including those noted below to reduce and manage business risks. These transactions manage the risk of a change in the value, yield, price, cash flows, or quantity of, or a degree of exposure with respect to assets, liabilities or future cash flows, which Jackson has acquired or incurred.

        Jackson uses free-standing derivative instruments for hedging purposes. Additionally, certain liabilities, primarily trust instruments supported by funding agreements, fixed indexed annuities, certain GMWB variable annuity features and reinsured GMIB variable annuity features contain embedded derivatives as defined by IAS 39, 'Financial Instruments: Recognition and Measurement'. Jackson does not account for such derivatives as either fair value or cash flow hedges as might be permitted if the specific hedge documentation requirements of IAS 39 were followed. Financial derivatives, including

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

derivatives embedded in certain host liabilities that have been separated for accounting and financial reporting purposes are carried at fair value.

        Value movements on the derivatives are reported within the income statement. The types of derivatives used by Jackson and their purpose are as follows:

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

  •
  cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps and equity index swaps, are entered into for the purpose of hedging Jackson's foreign currency denominated funding agreements supporting trust instrument obligations;

  •
  spread cap options are used as a macro-economic hedge against declining interest rates. Jackson receives quarterly settlements based on the spread between the two-year and the 10-year constant maturity swap rates in excess of a specified spread; and

  •
  credit default swaps, represent agreements under which Jackson has purchased default protection on certain underlying corporate bonds held in its portfolio. These contracts allow Jackson to sell the protected bonds at par value to the counterparty in the event of their default in exchange for periodic payments made by Jackson for the life of the agreement.

        Note D3(h) parts (iii) and (iv) show the sensitivities of Jackson's results through its exposure to equity risk and interest rate risk.

(e) Process for setting assumptions and determining contract liabilities

        Under the MSB of reporting applied under IFRS 4 for insurance contracts, providing the requirements of the Companies Act, UK GAAP standards and the ABI SORP are met, it is permissible to

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

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

  •
  other expected assessments and credits.

        VA contracts written by Jackson may, as described above, provide for GMDB, GMIB, GMWB and GMAB features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate persistency assumptions.

        The GMDB liability is determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the life of the contract based on total expected assessments. At December 31, 2007, the GMDB liability was valued using a series of deterministic investment performance scenarios, a mean investment return of 8.4 per cent (2006: 8.4 per cent) and assumptions for lapse, mortality and expense that are the same as those used in amortizing the capitalized acquisition costs.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

        The direct GMIB liability is determined by estimating the expected value of the annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments.

        The assumptions used for calculating the direct GMIB liability at December 31, 2007 and 2006 are consistent with those used for calculating the GMDB liability.

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

        Most GMWB features are considered to be embedded derivatives under IAS 39. Therefore, provisions for these benefits are recognized at fair value, with the change in fair value included in net income. Certain GMWB features guarantee payments over a lifetime and, therefore, include mortality risk. Provisions for these GMWB amounts are valued consistent with the GMDB valuation method discussed above.

        The fair values of the GMWB, GMIB and GMAB reinsurance derivatives are calculated based on actuarial assumptions related to the projected cash flows, including benefits and related contract charges, over the expected lives of the contracts, incorporating expectations regarding policyholder behavior in varying economic conditions. As the nature of these cash flows can be quite varied, stochastic techniques are used to generate a variety of market return scenarios for evaluation. The generation of these scenarios and the assumptions as to policyholder behavior involve numerous estimates and subjective judgements, including those regarding expected market volatility, correlations of market returns and discount rates, utilization of the benefit by policyholders under varying conditions, and policyholder lapsation. At each valuation date, Jackson assumes expected returns based on risk-free rates as represented by the LIBOR forward curve rates as of that date and market volatility as determined with reference to implied volatility data and evaluations of historical volatilities for various indices. The risk-free spot rates as represented by the LIBOR spot curve as of the valuation date are used to determine the present value of expected future cash flows produced in the stochastic process.

        With the exception of the GMDB, GMIB, GMWB and GMAB features of VA contracts, the financial guarantee features of Jackson's contracts are in most circumstances not explicitly valued, but the impact of any interest guarantees would be reflected as they are earned in the current account value (i.e. the US GAAP liability).

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

IFRS 4. In practice, there is no material difference between the IFRS and US GAAP basis of recognition and measurement for these contracts.

        Certain institutional products representing obligations issued in currencies other than US dollars have been hedged for changes in exchange rates using cross-currency swaps. The fair value of derivatives embedded in funding agreements, as well as foreign currency transaction gains and losses, are included in the carrying value of the trust instruments supported by funding agreements recorded in other non-insurance liabilities.

(f) Reinsurance

        The principal reinsurance ceded by Jackson outside the Group is on term life insurance, direct and assumed accident and health business and GMIB variable annuity guarantees. In 2007, the premiums for such ceded business amounted to £60 million (2006: £66 million; 2005: £78 million). Net commissions received on ceded business and claims incurred ceded to external reinsurers totaled £10 million and £47 million, respectively, during 2007 (2006: £12 million and £53 million respectively; 2005: £13 million and £54 million respectively). There were no deferred gains or losses on reinsurance contracts in either 2007 or 2006. The reinsurance asset for business ceded outside the Group was £436 million (2006: £427 million).

(g) Effect of changes in assumptions used to measure insurance assets and liabilities

2007

        The net income for US for 2007 has been determined after taking account of several changes of assumptions during the year. Generally, assumptions were modified in 2007 to conform to more recent experience. These changes included revisions to the assumptions regarding mortality rates, resulting in an increase in pre-tax profits of £14 million, and utilization of free partial withdrawal options, resulting in a decrease to pre-tax profits of £4 million. In addition, several smaller changes relating to lapse rates and other assumptions resulted in a decrease of £2 million in pre-tax profits. Combined with other minor modifications, the resulting net impact of all changes during the year was an increase in pre-tax profits of £8 million.

2006

        The net income for US for 2006 has been determined after taking account of several changes of assumptions during the year. Generally, assumptions were modified in 2006 to conform to more recent experience. These changes included revisions to the assumptions regarding utilization of free partial withdrawal options, resulting in a decrease in Deferred Acquisition Costs (DAC) of £12 million. In addition, several smaller changes relating to lapse rates, mortality rates and other assumptions resulted in an increase of £6 million in DAC. Combined with other minor modifications, the resulting net impact of all changes during the year was a decrease in pre-tax profits of £7 million.

2005

        The net income for US operations for 2005 has been determined after taking account of material changes of assumptions during the year. Several assumptions were modified in 2005 to conform to more

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

recent experience. The most significant changes included a DAC write-down of £21 million for single premium deferred annuities partial withdrawal changes and a Universal Life SOP 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and Separate Accounts' reserve increase of £13 million due to increasing the mortality assumption. Several smaller changes relating to single premium whole life surrenders and annuity mortality and annuitization rates, resulted in a £19 million benefit on adjusting amortization of DAC. Combined with other minor modifications, the resulting net impact of all changes during the year was a decrease in pre-tax profits of £7 million.

(h) Sensitivity of IFRS basis profit and equity to market and other risks

(i) Currency fluctuations

        Consistent with the Group's accounting policies, the profits of the Group's US operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2007, the rates were US$2.00 (2006: US$1.84) and US$1.99 (2006: US$1.96) to £1 sterling, respectively. A 10 per cent increase or decrease in these rates would reduce or increase profit before tax attributable to shareholders, profit for the year and shareholders' equity attributable to US insurance operations respectively as follows:

	A 10% increase in exchange rates		A 10% decrease in exchange rates
	2007	2006	2007	2006
	£ million	£ million	£ million	£ million
Profit before tax attributable to shareholders	(39)	(42)	48	51
Profit for the year	(29)	(29)	35	35
Shareholders' equity attributable to US insurance operations	(242)	(247)	296	293

(ii) Other sensitivities

        The principal determinants of variations in net income are:

  •
  growth in the size of assets under management covering the liabilities for the contracts in force;

  •
  incidence of guarantees;

  •
  spread returns for the difference between investment returns and rates credited to policyholders; and

  •
  amortization of deferred acquisition costs.

        For term business, acquisition costs are deferred and amortized in line with expected premiums. For annuity business, acquisition costs are deferred and amortized in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders, which is based on an annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges) all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

actual experience is measured by internally developed mortality and persistency studies. For variable annuity business, the key assumption is the expected long-term level of equity market returns, which for 2007, 2006 and 2005 was 8.4 per cent per annum implemented using a mean reversion methodology. These returns affect the level of future expected profits through their effects on the fee income and the required level of provision for guaranteed minimum death benefit claims.

  •
  Variations in fees and other income, offset by variations in market value adjustment payments and, where necessary, strengthening of liabilities.

        Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and GMDB reserves, the profits of Jackson are relatively insensitive to changes in insurance risk.

(iii) Exposure to equity risk

        As noted in note D3(d), Jackson is exposed to equity risk through the options embedded in the fixed indexed liabilities and GMDB and GMWB guarantees included in certain VA benefits. This risk is managed using a comprehensive equity hedging programme to minimize the risk of a significant economic impact as a result of increases or decreases in equity market levels while taking advantage of naturally offsetting exposures in Jackson's operations. Jackson purchases external futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling separate account fees. As a result of this hedging programme, if the equity markets were to increase, Jackson's free-standing derivatives would decrease in value. However, over time, this movement would be broadly offset by increased separate account fees and reserve decreases, net of the related changes to amortization of deferred acquisition costs. Due to the nature of the free-standing and embedded derivatives, this hedge, while highly effective on an economic basis, may not completely mute the immediate impact of the market movements as the free-standing derivatives reset immediately while the hedged liabilities reset more slowly (see note D3(e) for further details on the valuation of the guarantees) and fees are recognized prospectively. It is estimated that an immediate increase in the equity markets of 10 per cent would result in an accounting charge, net of related DAC amortization, before tax of up to £30 million (2006: £20 million), excluding the impact on future separate account fees. After related deferred tax there would have been an estimated reduction in shareholders' equity at December 31, 2007 of up to £20 million (2006: £13 million). An immediate decrease in the equity markets of 10 per cent would result in an approximately equal and opposite estimated effect on profit and shareholders' equity. The actual impact on financial results would vary contingent upon the volume of new product sales and lapses, changes to the derivative portfolio, correlation of market returns and various other factors including volatility, interest rates and elapsed time.

        In addition, Jackson is also exposed to equity risk from its holding of equity securities, partnerships in investment pools and other financial derivatives.

        A 10 per cent decrease in their value would have given rise to an estimated £76 million (2006: £66 million) reduction in pre-tax profit, net of related changes in amortization of DAC, for 2007. After related deferred tax there would have been an estimated £50 million (2006: £43 million) reduction in shareholders' equity at December 31, 2007. A 10 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders' equity.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

(iv) Exposure to interest rate risk

        Notwithstanding the market risk exposure described in note D3(d), except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of liabilities of Jackson products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement described in notes D3(c) and D3(e).

        However, the debt securities and related derivatives are marked to market value. Value movements on derivatives, again net of related changes to amortization of DAC and deferred tax, are recorded within profit and loss. Market value movements on debt securities, net of related changes to amortization of DAC and deferred tax, are recorded within the statement of changes in equity. The estimated sensitivity of these items and policyholder liabilities to a one per cent decrease and increase in interest rates at December 31, 2007 and 2006 is as follows:

	A 1% decrease in interest rates		A 1% increase in interest rates
	2007	2006	2007	2006
	£ million	£ million	£ million	£ million
Profit and loss
Direct effect
Derivatives value change	(116)	(95)	163	109
Policyholder liabilities	(38)	(7)	29	3
Related effect on amortization of DAC	52	29	(58)	(30)

Pre-tax profit effect	(102)	(73)	134	82
Related effect on charge for deferred tax	36	26	(47)	(29)

Net profit effect	(66)	(47)	87	53

Statement of changes in equity
Direct effect on carrying value of debt securities	848	858	(848)	(858)
Related effect on amortization of DAC	(212)	(214)	212	214
Related effect on movement in deferred tax	(223)	(225)	223	225

Net effect	413	419	(413)	(419)

Total net effect on IFRS equity	347	372	(326)	(366)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

(i) Duration of liabilities

        The Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The maturity profile of the cash flows used for that purpose for 2007 and 2006 is as follows:

	2007		2006
	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity
	£ million	£ million	£ million	£ million
Policyholder liabilities	19,821	15,027	20,379	11,367

	%	%	%	%
Expected maturity:
0 to 5 years	51	48	53	48
5 to 10 years	26	30	26	30
10 to 15 years	11	13	11	13
15 to 20 years	5	6	5	6
20 to 25 years	3	2	3	2
Over 25 years	4	1	2	1

        The maturity tables shown above have been prepared on a discounted basis. Details of undiscounted cash flows for investment contracts are shown in note G2.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

D4:    Asian insurance operations

(a) Summary balance sheet at December 31, 2007

				Asian insurance operations
	With-profits business (note i)	Unit-linked assets and liabilities	Other	2007 Total	2006 Total
	£ million	£ million	£ million	£ million	£ million
Assets
Intangible assets attributable to shareholders:
Goodwill	—	—	111	111	111
Deferred acquisition costs and other intangible assets	—	—	745	745	612

Total	—	—	856	856	723

Other non-investment and non-cash assets	134	58	570	762	602
Investments of long-term business and other operations:
Investment properties	—	—	14	14	41
Financial investments
Loans (note ii)	560	37	490	1,087	904
Equity securities and portfolio holdings in unit trusts	4,472	4,728	604	9,804	6,894
Debt securities (note iii)	2,329	1,901	2,690	6,920	5,391
Other investments	13	6	23	42	87
Deposits	44	118	215	377	408

Total investments	7,418	6,790	4,036	18,244	13,725

Cash and cash equivalents	194	123	362	679	618

Total assets	7,746	6,971	5,824	20,541	15,668

Equity and liabilities
Equity
Shareholders' equity	—	—	1,369	1,369	1,287
Minority interests	—	—	7	7	—

Total equity	—	—	1,376	1,376	1,287

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	6,280	6,971	3,661	16,912	12,706
Investment contract liabilities with discretionary participation features	84	—	—	84	68
Investment contract liabilities without discretionary participation features	37	—	—	37	27
Unallocated surplus of with-profits funds	146	—	—	146	88

Total	6,547	6,971	3,661	17,179	12,889

Other non-insurance liabilities	1,199	—	787	1,986	1,492

Total liabilities	7,746	6,971	4,448	19,165	14,381

Total equity and liabilities	7,746	6,971	5,824	20,541	15,668

Notes

(i)
The balance sheet for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore with-profits operations. Assets and liabilities of other participating business are included in the column for 'other business'.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

(ii)
The loans of the Group's Asian insurance operations of £1,087 million comprise mortgage loans of £132 million, policy loans of £430 million and other loans of £525 million. The mortgage and policy loans are secured by properties and life insurance policies respectively. The majority of the other loans are commercial loans held by the Malaysian operation and which are all investment graded by two local rating agencies.

(iii)
Credit quality of debt securities The following table summarizes the credit quality of the debt securities of the Asian insurance operations as at December 31, 2007 by rating agency rating:

	With-profits business	Unit-linked business	Other business	Total
	£ million	£ million	£ million	£ million
S&P—AAA	1,367	660	257	2,284
S&P—AA+ to AA-	242	153	1,599	1,994
S&P—A+ to A-	299	271	105	675
S&P—BBB+ to BBB-	142	34	17	193
S&P—Other	8	47	94	149

	2,058	1,165	2,072	5,295

Moody's—Aaa	16	185	—	201
Moody's—Aa1 to Aa3	7	19	19	45
Moody's—A1 to A3	11	16	1	28
Moody's—Baa1 to Baa3	12	7	—	19
Moody's—Other	58	—	—	58

	104	227	20	351

Other	167	509	598	1,274

Total debt securities	2,329	1,901	2,690	6,920

        Of the £598 million debt securities for other business which are not rated in the table above, £317 million are in respect of government bonds, £83 million corporate bonds rated as investment grade by local external ratings agencies, and £71 million structured deposits issued by banks which are themselves rated but where the specific deposits have not been.

Summary policyholder liabilities (net of reinsurance) and unallocated surplus

        The policyholder liabilities (net of reinsurance of £12 million (2006: £8 million)) and unallocated surplus shown in the table above reflect the following balances:

	2007	2006
	£ million	£ million
With-profits business	6,397	5,410
Unallocated surplus of Asian with-profit operations	146	88
Unit-linked business	6,971	4,134
Other business	3,653	3,249

	17,167	12,881

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

        At December 31, 2007, the policyholder liabilities (net of reinsurance) and unallocated surplus for Asian operations of £17.2 billion (2006: £12.9 billion) comprised the following:

	2007	2006
	£ million	£ million
Singapore	5,462	4,355
Hong Kong	3,901	3,045
Taiwan	2,781	2,249
Malaysia	1,201	895
Japan	695	572
Other countries	3,127	1,765

Total Asian operations	17,167	12,881

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

        Subject to local market circumstances and regulatory requirements, the guarantee features described in note D2(c) in respect of UK business broadly apply to similar types of participating contracts written in the Hong Kong branch, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

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

        Under these contracts, the cost of premiums are also fixed at inception based on a number of assumptions at that time, including long-term interest rates, mortality assumptions and expenses. The guaranteed maturity and surrender values reflect the pricing basis. The main variable that determines the amounts payable under the contracts is the duration of the contracts, which is determined by death or surrender. The sensitivity of the IFRS result for these contracts is shown in note (g) below.

        Whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception are also written in the Korean life operations, though to a much less significant extent than in Taiwan. The Korean business has non-linked liabilities and linked liabilities at December 31, 2007 of £261 million and £728 million respectively (2006: £226 million and £316 million respectively). The business is much less sensitive to returns than Taiwan with a higher proportion of linked and health business.

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

        The method for determining liabilities of insurance contracts for UK GAAP, and hence IFRS, purposes for some Asian operations is based on US GAAP principles and this method applies to

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

contracts with cash value and interest rate guarantees. Following standard US GAAP procedure, premium deficiency reserve calculations are performed each year to establish whether the carrying values of the liabilities are sufficient.

        On the US GAAP basis the calculations are deterministic, that is to say based on a single set of projections, and expected long-term rates of return are applied.

(c) Exposure to market risk

        The Asian operations sell with-profits and unit-linked policies and, although the with-profits business generally has a lower terminal bonus element than in the UK, the investment portfolio still contains a proportion of equities and, to a lesser extent, property. Non-participating business is largely backed by debt securities or deposits. With the principal exception of Taiwan's whole of life policy book, as described in note (g) below, the exposure to market risk of the Group arising from its Asian operations is at modest levels. This arises from the fact that the Asian operations have a balanced portfolio of with-profits, unit-linked and other types of business.

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

        For the traditional business in Taiwan, the economic scenarios used to calculate the IFRS results reflect the assumption of a phased progression of bond yields from current rates to long-term expected rates. The projections assume that the current bond yields of around 2.5 per cent (2006: 2 per cent) trend towards 5.5 per cent (2006: 5.5 per cent) at December 31, 2013 (2006: 2013).

(e) Reinsurance

        The Asian businesses cede only minor amounts of business outside the Group with immaterial effects on reported profit. During 2007, reinsurance premiums for externally ceded business were £52 million (2006: £47 million; 2005: £37 million) and the reinsurance assets were £12 million (2006: £8 million) in aggregate.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

(f) Effect of changes in bases and assumptions used to measure insurance assets and liabilities

        There are no changes of assumptions that had a material impact on the 2007 and 2006 results of Asian operations.

2005

        The 2005 results for Asian operations were affected in two significant ways for changes of basis or assumption.

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

        Consistent with the application of US GAAP for Taiwanese insurance contracts under IFRS 4, this write-off resulted from a premium deficiency as defined under paragraphs 35-37 of SFAS 60, "Accounting and Reporting by Insurance Enterprises' (SFAS 60), and a resulting unlocking of actuarial assumptions in accordance with paragraph 21 of SFAS 60.

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

(g) Sensitivity of IFRS basis profit and equity to market and other risks

Currency translation

        Consistent with the Group's accounting policies, the profits of the Asian operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2007, the rates for the most significant operations are given in note B3.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

        A 10 per cent increase or decrease in these rates and those of other Asian operations would have reduced or increased profit before tax attributable to shareholders, profit for the year and shareholders' equity, excluding goodwill, attributable to Asian operations respectively as follows:

	A 10% increase in exchange rates		A 10% decrease in exchange rates
	2007	2006	2007	2006
	£ million	£ million	£ million	£ million
Profit before tax attributable to shareholders	(16)	(33)	20	34
Profit for the year	(10)	(21)	13	25
Shareholders' equity, excluding goodwill, attributable to Asian operations	(124)	(116)	151	143

Other risks

(i) With-profits business

        Similar principles to those explained for UK with-profits business apply to profit emergence for the Asian with-profits business. Correspondingly, the profit emergence reflects bonus declaration and is relatively insensitive to period by period fluctuations in insurance risk or interest rate movements.

(ii) Unit-linked business

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

(iii) Other business

Taiwan whole of life business—interest rate risk on deferred acquisition costs and policyholders' liabilities

        The principal other business of Asian operations is the traditional whole of life business written in Taiwan.

        The in-force business of the Taiwan life operation includes traditional whole of life policies where the premium rates have been set by the regulator at different points for the industry as a whole. Premium rates were set to give a guaranteed minimum sum assured on death and a guaranteed surrender value on early surrender based on prevailing interest rates at the time of policy issue. Premium rates also included allowance for mortality and expenses. The required rates of guarantee have fallen over time as interest rates have reduced from a high of eight per cent to current levels of around 2.5 per cent. The current low level of bond rates in Taiwan gives rise to a negative spread for the majority of these policies. The current cash cost of funding in-force negative spread in Taiwan is around £45 million a year.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

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

        The adequacy of the insurance contract liabilities is tested by reference to best estimates of expected investment returns on policy cash flows and reinvested income. The assumed earned rates are used to discount the future cash flows. The assumed earned rates consist of a long-term best estimate determined by consideration of long-term market conditions and rates assumed to be earned in the trending period. For 2007 and 2006, it has been projected that rates of return for Taiwanese bond yields will trend from the then current levels of some 2.5 per cent (2.0 per cent) to 5.5 per cent by December 31, 2013.

        The liability adequacy test results are sensitive to the attainment of the trended rates during the trending period. Based on the current asset mix, margins in other contracts that are used in the assessment of the liability adequacy tests and currently assumed future rates of return, if interest rates were to remain at current levels in 2008 and 2009 and the target date for attainment of the long-term bond yield deferred to December 31, 2015, the premium reserve, net of deferred acquisition costs, would be sufficient. If interest rates were to remain at current levels beyond the end of 2009 with the date of the attainment of the long-term rate further delayed, the margin within the net GAAP reserve will reduce further.

        However, the need to write off deferred acquisition costs or increase the liabilities, and by how much, would be affected by the impact of new business written between December 31, 2007 and the future reporting dates to the extent that the business is taken into account as part of the liability adequacy testing calculations for the portfolio of contracts.

        The adequacy of the liability is also sensitive to the level of the projected long-term rate on bonds. The current long-term assumption of 5.5 per cent has been determined on a prudent best estimate basis by reference to detailed assessments of the financial dynamics of the Taiwanese economy. In the event that the rate applied was altered, the carrying value of the deferred acquisition costs and policyholder liabilities would potentially be affected.

        At December 31, 2007, if the assumed long-term bond yield applied had been reduced by 0.5 per cent from 5.5 per cent to 5.0 per cent and continued to apply the same progression period to December 31, 2013, by assuming bond yields increase from current levels in equal annual instalments to the long-term rate, the premium reserve, net of deferred acquisition costs, would have been sufficient. The impact of reducing the long-term rate by a further 0.5 per cent to 4.5 per cent would have been such that the net GAAP reserve would have met the liability adequacy test but with no margin available to cover further deterioration. An additional 0.5 per cent reduction in the assumed long-term rate from 4.5 per cent to 4.0 per cent would lead to a charge of some £200 million.

        The adequacy of the Taiwan insurance contract liabilities is also sensitive to movements in short-term movements in market interest rates. This is because a reduction in the current interest rates would alter the progression rate to the long-term rate and the assumed timing of attainment of the rate

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

may be insufficient and they would have been deferred. If the interest rates at December 31, 2006 of circa 2 per cent had been lower by 0.5 per cent and the date for the attainment of the long-term rate deferred by one year to 2014 the effect on the net premium reserve would have been a charge of approximately £60 million.

        If the interest rate at December 31, 2007 of circa 2.5 per cent had been lower by 0.5 per cent with the same progression period and long-term rate the net premium reserve would have been adequate and no charge would have been necessary.

        For the Korean and Japanese life business exposures described in note (b) above, the results are comparatively unaffected by changes of assumption. The accounts basis value of liabilities for both operations are of a similar order of magnitude to those that apply for the purposes of Group solvency calculations under the Insurance Groups Directive (IGD).

Interest rate risk for other business excluding Taiwan

        In addition to the sensitivity of the Taiwan results to the impact of current period and longer-term interest rates on liability adequacy tests, as described above, the other business and solvency capital of Asian operations are also sensitive to the vagaries of routine movements in interest rates.

        Asian operations offer a range of insurance and investment products, predominantly with-profits and non-participating term, whole life endowment and unit linked.

        Excluding with-profit and unit-linked business along with Taiwan, which is detailed above, 72 per cent (2006: 78 per cent) of the bond portfolio for other business of Asian operations at December 31, 2007 was held in Japan, Singapore and Vietnam with corporate bond rates varying from territory to territory and ranging from 1.5 per cent to 9.1 per cent at December 31, 2007 (1.7 per cent to 8.8 per cent at December 31, 2006) for these three countries. An analysis of movements in bond rates during previous periods and its impact on IFRS basis profit or loss and shareholders' equity has been undertaken, with reasonably possible movements for these countries being considered to be 0.25 per cent for Japan, 0.5 per cent for Singapore and 1.0 per cent for Vietnam.

        Based on these movements, plus indicative changes for bonds held in other Asian operations within the region, the impact on IFRS basis profit or loss and shareholders' equity from a reasonably possible change in interest rates for Asian operations excluding Taiwan at December 31, 2007 has been assessed, with rate movements ranging from 0.25 per cent to 1.0 per cent (2006: 0.25 per cent to 1.0 per cent) dependent on country. Looking at the region in aggregate and noting that interest rates are unlikely to move consistently by the same degree from period to period, the range of movements considered to be reasonably possible would result in a change in IFRS profit or loss of plus or minus £30 million (2006: £32 million). These amounts, if they arose, would be recorded within the category short-term fluctuations in investment returns in the Group's supplementary analysis of profit before tax. After adjusting for deferred tax the reasonably possible effect on shareholders' equity is plus or minus £22 million (2006: £24 million).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

Equity price risk

        The principal holders of equity securities are the Taiwan, Singapore and Vietnam businesses. For the Taiwan and Singapore operations market changes have a direct effect on profit and loss with no matching effect on the carrying value of policyholder liabilities. This is also true for the Vietnam business. However, to the extent that equity investment appreciation is realized through sales of securities then policyholders' liabilities are adjusted to the extent that policyholders' participate.

        The impact of a 10 per cent change in equity prices for shareholder-backed Asian other business would be as follows:

	2007		2006
	10% increase	10% decrease	10% increase	10% decrease
	£ million	£ million	£ million	£ million
Pre-tax	73	(73)	67	(67)
Related deferred tax (where applicable)	(5)	5	(8)	8

Net effect on profit and equity	68	(68)	59	(59)

(h) Duration of liabilities

        The Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The maturity profile of the cash flows, taking account of expected future premiums and investment returns, is as follows:

	2007	2006
	£ million	£ million
Policyholder liabilities	17,033	12,801

	%	%

Expected maturity:
0 to 5 years	22	22
5 to 10 years	22	20
10 to 15 years	16	16
15 to 20 years	13	13
20 to 25 years	9	10
Over 25 years	18	19

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

D5:    Capital position statement for life assurance businesses

(a) Summary statement

        The Group's estimated capital position for life assurance businesses with reconciliations to shareholders' equity is shown below. Available capital for each fund or group of companies for the Group's life assurance business shown in the table below is determined by reference to local regulation at December 31, 2007 and 2006. Group capital requirements also apply as discussed in note D5 (b)(iv).

December 31, 2007	SAIF	WPSF (note i)	Total PAC with- profits fund	Other UK life assurance subsidiaries and funds (note ii)	Jackson	Asian life assurance subsidiaries	Total life assurance operations	M&G	Parent company and shareholders' equity of other subsidiaries and funds	Group total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Group shareholders' equity
Held outside long-term funds:
Net assets	—	—	—	550	2,690	1,258	4,498	271	(723)	4,046
Goodwill	—	—	—	—	—	111	111	1,153	77	1,341

Total	—	—	—	550	2,690	1,369	4,609	1,424	(646)	5,387
Held in long-term funds (note iii)	—	—	—	814	—	—	814	—	—	814

Total Group shareholders' equity	—	—	—	1,364	2,690	1,369	5,423	1,424	(646)	6,201

Adjustments to regulatory basis
Unallocated surplus of with-profits funds (note v)	—	14,205	14,205	—	—	146	14,351
Shareholders' share of realistic liabilities	—	(4,178)	(4,178)	—	—	—	(4,178)
Deferred acquisition costs of non-participating business and goodwill not recognized for regulatory reporting purposes	(4)	(15)	(19)	(143)	(1,928)	(790)	(2,880)
Jackson surplus notes (note iv)	—	—	—	—	125	—	125
Adjustment from IAS 19 basis pension surplus attributable to WPSF to pension liability for regulatory purposes (note vii)	—	(530)	(530)	—	—	—	(530)
Valuation difference on PAL between IFRS basis and regulatory basis	—	(1,117)	(1,117)	—	—	—	(1,117)
Other adjustments to restate these amounts to a regulatory basis (with SAIF and the WPSF on a Peak 2 realistic basis) (note v)	4	355	359	(239)	1,364	(96)	1,388

Total adjustments	0	8,720	8,720	(382)	(439)	(740)	7,159

Total available capital resources of life assurance businesses on local regulatory bases	0	8,720	8,720	982	2,251	629	12,582

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

December 31, 2007	SAIF	WPSF (note i)	Total PAC with- profits fund	Other UK life assurance subsidiaries and funds (note ii)	Jackson	Asian life assurance subsidiaries	Total life assurance operations
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Policyholder liabilities
With-profits liabilities of UK regulated with-profits funds:
Insurance contracts	12,672	34,029	46,701	—	—	3,307	50,008
Investment contracts (with discretionary participating features)	693	28,773	29,466	—	—	84	29,550

Total	13,365	62,802	76,167	—	—	3,391	79,558

Other liabilities:
Insurance contracts:
With-profits liabilities of non-UK regulated funds						2,973	2,973
Unit-linked, including variable annuity		2,029	2,029	8,198	15,027	6,971	32,225
Other life assurance business	255	11,494	11,749	14,121	17,899	3,661	47,430
Investment contracts without discretionary participation features (principally unit-linked and similar contracts in the UK and GIC liabilities of Jackson) (note vi)		14	14	12,059	1,922	37	14,032

Total	255	13,537	13,792	34,378	34,848	13,642	96,660

Total policyholder liabilities shown in the consolidated balance sheet	13,620	76,339	89,959	34,378	34,848	17,033	176,218

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

December 31, 2006	SAIF	WPSF (note i)	Total PAC with- profits fund	Other UK life assurance subsidiaries And funds (note ii)	Jackson	Asian life assurance subsidiaries	Total life assurance operations	M&G	Egg	Parent company and shareholders' equity of other subsidiaries and funds	Group total
	£million	£million	£million	£million	£million	£million	£million	£million	£million	£million	£million
Group shareholders' equity
Held outside long-term funds:
Net assets	—	—	—	612	2,656	1,176	4,444	230	292	(1,519)	3,447
Goodwill	—	—	—	—	—	111	111	1,153	—	77	1,341

Total	—	—	—	612	2,656	1,287	4,555	1,383	292	(1,442)	4,788
Held in long-term funds (note iii)	—	—	—	700	—	—	700	—	—	—	700

Total Group shareholders' equity	—	—	—	1,312	2,656	1,287	5,255	1,383	292	(1,442)	5,488

Adjustments to regulatory basis
Unallocated surplus of with-profits funds (note v)	—	13,511	13,511	—	—	88	13,599
Shareholders' share of realistic liabilities	—	(4,000)	(4,000)	—	—	—	(4,000)
Deferred acquisition costs of non-participating business and goodwill not recognized for regulatory reporting purposes	(5)	(26)	(31)	(146)	(1,712)	(673)	(2,562)
Jackson surplus notes (note iv)	—	—	—	—	127	—	127
Part of IAS 19 basis pension deficit attributable to WPSF not recognized for regulatory purposes (note vii)	—	(244)	(244)	—	—	—	(244)
Valuation difference on PAL between IFRS basis and regulatory basis	—	(1,076)	(1,076)	—	—	—	(1,076)
Other adjustments to restate these amounts to a regulatory basis (with SAIF and the WPSF on a Peak 2 realistic basis) (note v)	5	523	528	(263)	1,012	(136)	1,141

Total adjustments	0	8,688	8,688	(409)	(573)	(721)	6,985

Total available capital resources of life assurance businesses on local regulatory bases	0	8,688	8,688	903	2,083	566	12,240

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

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

(ii)
Excluding PAC shareholders' equity that are included in 'parent company and shareholders' equity of other subsidiaries and funds'.

(iii)
The term shareholders' equity held in long-term funds refers to the excess of assets over liabilities attributable to shareholders of funds which are required by law to be maintained with segregated assets and liabilities.

(iv)
For regulatory purposes the Jackson surplus notes are accounted for as capital.

(v)
Other adjustments to shareholders' equity and unallocated surplus include amounts for the value of non-participating business for UK regulated with-profits funds, deferred tax, admissibility and other items measured differently on the regulatory basis. For 2006 the other adjustments for UK regulated with-profits funds included inadmissible assets of the WPSF of £(256) million. For Jackson the principal reconciling item is deferred tax related to deferred acquisition costs of £675 million (2006: £599 million).

(vi)
Insurance business accounted for as financial instruments under IAS 39.

(vii)
In determining the IAS 19 adjustment for the purposes of this table the surplus (deficit) in the Group's main pension scheme used for the calculation includes amounts for investments in Prudential insurance policies (see note 11).

(b) Basis of preparation, capital requirements and management

      Each of the Group's long-term business operations is capitalized to a sufficiently strong level for its individual circumstances. Details by the Group's major operations are shown below.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

(i) UK insurance operations

      The FSA rules which govern the Prudential regulation of insurance form part of the Prudential Sourcebook for Insurers, the General Prudential Sourcebook and Interim Prudential Sourcebook for Insurers. Overall, the net requirements of the General Prudential Sourcebook are intended to align the capital adequacy requirements for insurance business more closely with those of banking and investment firms and building societies, for example, by addressing tiers of capital, rather than looking at net admissible assets. An insurer must hold capital resources equal at least to the Minimum Capital Requirement (MCR).

      The Prudential Sourcebook for Insurers also contains rules on Individual Capital Assessments. Under these rules and the rules of the General Prudential Sourcebook all insurers must assess for themselves the amount of capital needed to back their business. If the FSA views the results of this assessment as insufficient, it may draw up its own Individual Capital Guidance for a firm, which can be superimposed as a requirement.

PAC WPSF and SAIF

      Under FSA rules, insurers with with-profits liabilities of more than £500 million must hold capital equal to the higher of the MCR and the Enhanced Capital Requirement (ECR). The ECR is intended to provide a more risk responsive and 'realistic' measure of a with-profit insurer's capital requirements, whereas the MCR is broadly speaking equivalent to the previous required minimum margin under the Interim Prudential Sourcebook and satisfies the minimum EU Standards.

      Determination of the ECR involves the comparison of two separate measurements of the firm's resources requirement, which the FSA refers to as the 'twin peaks' approach.

      The two separate peaks are:

  (i)
  the requirement comprised by the mathematical reserves plus the 'Long-Term Insurance Capital Requirement' (LTICR), together known as the 'regulatory peak'; and

  (ii)
  a calculation of the 'realistic' present value of the insurer's expected future contractual liabilities together with projected 'fair' discretionary bonuses to policyholders, plus a risk capital margin, together known as the 'realistic peak'.

      Available capital of the WPSF and SAIF of £8.7 billion (2006: £8.7 billion) represents the excess of assets over liabilities on the FSA realistic basis. Unlike the previously discussed FRS 27 basis, realistic liabilities on the regulatory basis include the shareholders' share of future bonuses. These amounts are shown before deduction of the risk capital margin (RCM) which is estimated to be £2.0 billion at December 31, 2007 (2006: £1.9 billion).

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

      As noted in section D2(e)(ii), PAC has discretion in its management actions in the case of adverse investment conditions. Management actions encompass, but are not confined to, investment allocation decisions, levels of reversionary bonuses, crediting rates and total claim values. To illustrate the flexibility of management actions, rates of regular bonus are determined for each type of policy primarily by targeting them at a prudent proportion of the long-term expected future investment return on the underlying assets. The expected future investment return is reduced as appropriate for each type of policy to allow for items such as expenses, charges, tax and shareholders' transfers. However, the rates declared may differ by product type, or by date of payment of the premiums or date of issue of the policy, if the accumulated annual bonuses are particularly high or low relative to a prudent proportion of the achieved investment return.

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

Other UK life assurance subsidiaries and funds

      The available capital of £982 million (2006: £903 million) reflects the excess of regulatory basis assets over liabilities of the subsidiaries and funds, before deduction of the capital resources requirement of £841 million (2006: £809 million).

      The capital resources requirement for these companies broadly reflects a formula which, for active funds, equates to a percentage of regulatory reserves plus a percentage of death strains.

(ii) Jackson

      The regulatory framework for Jackson is governed by the requirements of the US NAIC approved risk-based capital standards. Under these requirements life insurance companies report on a formula-based capital standard that they calculate by applying factors to various asset, premium and reserve

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

items. The formula takes into account the risk characteristics of a company, including asset risk, insurance risk, interest rate risk and business risk.

      The available capital of Jackson shown above of £2,251 million (2006: £2,083 million) reflects US regulatory basis assets less liabilities excluding asset valuation reserves. The asset valuation reserve is designed to provide for future credit-related losses on debt securities and losses on equity investments. Available capital includes a reduction for the effect of the interest maintenance reserve, which is designed by state regulators to defer recognition of non-credit related realized capital gains and losses and to recognize them rateably in the future.

      Jackson's risk-based capital ratio is significantly in excess of regulatory requirements.

(iii) Asian operations

      The available capital shown above of £629 million (2006: £566 million) represents the excess of local regulatory basis assets over liabilities before deduction of required capital of £265 million (2006: £211 million). These amounts have been determined applying the local regulations in each of the operations.

      The businesses in Asia are subject to local capital requirements in the jurisdictions in which they operate. The Hong Kong business branch of PAC and its capital requirements are subsumed within those of the PAC long-term fund. For the other material Asian operations, the details of the basis of determining regulatory capital and regulatory capital requirements are as follows:

Singapore

      In Singapore a risk based regulatory framework applies rather than one based on a net premium approach.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

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

        The capital requirement is determined as four per cent of reserves plus a specified percentage of sums at risk. There is an overriding minimum capital requirement of 100 million Malaysian Ringgit.

Vietnam

        Mathematical reserves are calculated using a modified net premium approach, using a stable set of assumptions agreed with the regulator.

        The capital requirement is determined as four per cent of reserves plus a specified percentage of sums at risk of 0.1 per cent of sums at risk for policies with original term less than or equal to five years or 0.3 per cent of sums at risk for policies with original term more than five years.

Korea

        Policy reserves for traditional business are determined on net premium reserve basis using pricing mortality and prescribed standard interest rates.

        For linked business, the value of units is held together with the non-unit reserves calculated in accordance with regulatory standard actuarial methodology.

        The capital requirement in Korea is determined as four per cent of the policy reserves and expected claims after reinsurance. Insurance companies in Korea are expected to maintain a level of free surplus in excess of the capital requirements with the usual level of solvency margin being around 200 per cent of the required capital.

(iv) Group capital requirements

        In addition to the requirements at individual company level, FSA requirements under the IGD apply additional prudential requirements for the Group as a whole. Previously, whilst the Group owned Egg, it was required to comply with the broadly equivalent requirements of the FCD. Discussion of the Group's IGD position at December 31, 2007 is provided in section C. During 2007, Prudential met the 'hard test' of the FSA under both the FCD and IGD. At December 31, 2007, Prudential met the requirements of the IGD.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

(c) Movements in total available capital

        Total available capital for the Group's life assurance operations has changed during 2007 as follows:

2007	WPSF (note i)	Other UK life assurance subsidiaries and funds (note iii)	Jackson (note ii)	Asian life assurance subsidiaries	Group total
	£ million	£ million	£ million	£ million	£ million
Available capital at December 31, 2006	8,688	903	2,083	566	12,240
Changes in assumptions	(335)	(33)	—	4	(364)
Changes in management policy	—	—	—	12	12
Changes in regulatory requirements	—	—	(7)	—	(7)
New business and other factors	367	112	175	47	701

Available capital at December 31, 2007	8,720	982	2,251	629	12,582

        Detail on the movement for 2006 is as follows:

2006	WPSF (note i)	Other UK life assurance subsidiaries and funds (note iii)	Jackson (note ii)	Asian life assurance subsidiaries	Group total
	£ million	£ million	£ million	£ million	£ million
Available capital at December 31, 2005	7,979	759	2,257	570	11,565
Changes in assumptions	61	(3)	—	(2)	56
Changes in management policy	—	—	—	—	—
Changes in regulatory requirements	—	80	—	—	80
New business and other factors	648	67	(174)	(2)	539

Available capital at December 31, 2006	8,688	903	2,083	566	12,240

Notes
(i)	WPSF
The increase in 2007 reflects investment return earned on the opening available capital partially offset by the £335 million effect of assumption changes and a £214 million impact from a change in the risk-free yield curve which affects the outlook for future investment returns. The £335 million effect of assumption changes on a regulatory basis compares to the £392 million effect of change in assumptions on an IFRS basis as shown in note D2(g).

The £648 million increase in available capital in 2006 for new business and other factors incorporates the effects of the strong investment returns in 2006 and the improved outlook for future investment returns at that time.
(ii)	Jackson
The increase of £168 million in 2007 reflects an underlying increase of £203 million (applying the 2007 year end exchange rate of 1.99) and £35 million of exchange translation loss.
The decrease of £174 million in 2006 reflected an underlying increase of £100 million (applying the 2006 year end exchange rate of 1.96) and £274 million of exchange translation loss.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

(iii)	Other UK life assurance subsidiaries and funds
The effect from the changes in assumptions of valuation interest rates on insurance liabilities is broadly matched by the corresponding effect on assets leaving no significant impact on the available capital.

The increase in available capital in 2006 from changes in regulatory requirements of £80 million was primarily due to regulatory changes for UK regulated shareholder-backed non-participating business from the FSA's policy statement PS06/14 confirmed in December 2006. The changes allowed liabilities for this business to incorporate more economic realism. Additional details are shown in note D2.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

D:    Life assurance business (Continued)

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

E:    Asset management (including US broker-dealer) and other operations

      The Group's asset management operations are based in the UK, Asia and the US where they operate different models and under different brands tailored to their markets.

      Asset management in the UK is undertaken through M&G which is made up of three distinct businesses, being Retail, Wholesale and Finance, and whose operations include retail asset management, institutional fixed income, pooled life and pension funds, property and private finance. M&G also manage the Group's balance sheet.

      Asset management in Asia serves both the life companies in Asia by managing the life funds and funds underlying the investment linked products and third party customers through mutual fund business. Asia offers mutual fund investment products in a number of countries within the region, allowing customers to participate in debt, equity and money market investments.

      Asset management in the US is undertaken through PPM America which manages assets for the Group's US, UK and Asian affiliates plus also provides investment services to other affiliated and unaffiliated institutional clients including CDOs, private investment funds, institutional accounts and mutual funds. In addition, broker-dealer activities are undertaken in the US where trades in securities are carried out for both third party customers and for its own account.

      Other operations covers unallocated corporate activities and includes the head office functions.

E1:    Income statement for asset management operations

      The profit included in the income statement in respect of asset management operations for the year is as follows:

Asset management operations	M&G	US	Asia	2007 Total	2006 Total	2005 Total
	£ million	£ million	£ million	£ million	£ million	£ million
Revenue	810	386	201	1,397	1,080	895
Charges	(547)	(377)	(129)	(1,053)	(797)	(741)

Profit before tax	263	9	72	344	283	154

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

E:    Asset management (including US broker-dealer) and other operations (Continued)

E2:    Balance sheet for asset management operations

      Assets, liabilities and shareholders' funds included in the Group consolidated balance sheet in respect of asset management operations are as follows:

Asset management operations	M&G	US	Asia	2007 Total	2006 Total
	£ million	£ million	£ million	£ million	£ million
Assets
Intangible assets:
Goodwill	1,153	16	61	1,230	1,230
Deferred acquisition costs	6	—	—	6	6

Total	1,159	16	61	1,236	1,236

Other non-investment and non-cash assets	304	132	85	521	415
Investment properties	—	—	—	—	1
Financial investments:
Loans (note i)	2,334	—	—	2,334	2,181
Equity securities and portfolio holdings in unit trusts	11	—	6	17	13
Debt securities (note ii)	857	—	25	882	678
Other investments	132	19	4	155	80
Deposits	—	15	11	26	10

Total investments	3,334	34	46	3,414	2,963
Cash and cash equivalents (note iii)	1,751	33	56	1,840	951

Total assets	6,548	215	248	7,011	5,565

Equity and liabilities
Equity
Shareholders' equity	1,424	81	172	1,677	1,590
Minority interests	52	—	—	52	52

Total equity	1,476	81	172	1,729	1,642

Liabilities
Intra Group debt represented by operational borrowings at Group level (note iv)	2,477	—	—	2,477	2,032
Net asset value attributable to external holders of consolidated funds (note iii)	1,234	—	—	1,234	513
Other liabilities	1,361	134	76	1,571	1,378

Total liabilities	5,072	134	76	5,282	3,923

Total equity and liabilities	6,548	215	248	7,011	5,565

Notes

(i)
Loans
The M&G loans of £2,334 million comprise £1,383 million of bridging loan finance assets and £951 million in respect of a structured finance arrangement, both managed by Prudential Capital. The bridging loan finance assets generally have no external credit ratings available, with internal ratings prepared by the Group's asset management operations as part of the risk

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

E:    Asset management (including US broker-dealer) and other operations (Continued)

  management process rating £738 million BBB+ to BBB- and £645 million BB+ to BB-. Of the loans receivable under the structured finance arrangement, £826 million of the receivable was with counterparties rated AA by Standard and Poor's and £125 million AA-. In addition a AAA rated credit default swap was held covering £400 million of the AA rated element of the loans.

(ii)
Debt securities
Of the debt securities of £857 million for M&G at December 31, 2007, £278 million were rated AAA by Standard and Poor's, £6 million AA+, £42 million AA, £271 million AA-, £162 million A+, £7 million A and £29 million A-. Of the £62 million which was not rated by Standard and Poor's £46 million was rated Aaa by Moody's.

(iii)
Consolidated investment funds
The M&G balance sheet shown above includes investment funds which are managed on behalf of third parties and that are consolidated under IFRS in recognition of the control arrangements for the funds. The balance sheet includes cash and cash equivalents of £1,253 million, £(19) million of other net assets and liabilities and the net asset value attributable to external unit holders of £1,234 million in respect of these funds, which are non-recourse to M&G and the Group.

(iv)
Intra Group debt represented by operational borrowings at Group level
Operational borrowings for M&G are in respect of Prudential Capital's short-term fixed income security programme and comprise £2,422 million of commercial paper and £55 million of medium-term notes.

E3:    Regulatory capital positions

        Asset management operations in the UK, Hong Kong, Singapore, Vietnam and China are subject to regulatory requirements based on fixed operating expenses and other operating considerations. The movement in the year of the surplus regulatory capital position of these operations, combined with the movement in the IFRS basis shareholders' funds for other asset management operations, is as follows:

Asset management operations
Capital surplus position	M&G	US	Asia	2007 Total	2006 Total
	£ million	£ million	£ million	£ million	£ million
Beginning of year	114	57	72	243	311
Exchange movement	—	(1)	—	(1)	(15)
Movement in capital requirement	(6)	—	(3)	(9)	(26)
Gains during the year	105	25	59	189	172
Distributions made	(114)	—	(36)	(150)	(199)

End of year	99	81	92	272	243

        The movement in the year reflects changes in regulatory requirements whilst gains are driven by profits generated during the year. Distributions consist of dividends paid up to the parent company.

E4:    Sensitivity of profit and equity to market and other financial risk

(i) Currency translation

        Consistent with the Group's accounting policies, the profits of the Asia and PPM America asset management operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2007, the rates for the most significant operations are given in note B3.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

E:    Asset management (including US broker-dealer) and other operations (Continued)

        A 10 per cent increase in these rates and those of other Asian operations would have reduced reported profit before tax attributable to shareholders and shareholders' equity, excluding goodwill attributable to Asia and PPM America asset management operations, by £7 million (2006: £14 million) and £18 million (2006: £19 million) respectively.

(ii) Other sensitivities to other financial risks for asset management operations

        The principal sensitivities to other financial risk of asset management operations are credit risk on the bridging loan portfolio (as described in note E2) of M&G's Prudential Capital operation and the indirect effect of changes to market values of funds under management. Due to the nature of the asset management operations there is limited direct sensitivity to movements in interest rates. Total debt securities held at December 31, 2007 by asset management operations were £882 million (2006: £678 million), the majority of which are held by the Prudential Capital operation of M&G. Debt securities held by M&G are in general variable rate bonds and so market value is limited in sensitivity to interest rate movements and consequently any change in interest rates would not have a material impact on profit or shareholder's equity. Asset management operations do not hold significant investments in property or equities.

E5:    Other operations

        Other operations consist of unallocated corporate activities including Group Head Office (GHO) and Asia regional head office, with net income and expenditure for the year of £248 million (2006: £248 million; 2005: £199 million) for other operations. An analysis of assets and liabilities relating to other operations is shown in note B4.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

F:    Income statement notes

F1:    Segmental information

        The Group's primary and secondary segments are described in detail in note B4.

Primary segment information

        The segment results for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
	£ million	£ million	£ million
Revenue
Long-term business	31,555	34,197	39,296
Asset management	1,397	1,080	895
Unallocated corporate	182	38	98
Intra group revenue eliminated on consolidation	(268)	(284)	(279)

Total revenue, net of reinsurance per income statement	32,866	35,031	40,010
Charges (before income tax attributable to policyholders and unallocated surplus of long-term insurance funds)
Long-term business, including post-tax transfers to unallocated surplus of with-profits funds	(30,533)	(32,162)	(36,997)
Asset management	(1,053)	(797)	(741)
Unallocated corporate	(363)	(135)	(450)
Intra group charges eliminated on consolidation	268	284	279

Total charges per income statement	(31,681)	(32,810)	(37,909)
Segment results—revenue less charges (continuing operations)
Long-term business	1,022	2,035	2,299
Asset management	344	283	154
Unallocated corporate	(181)	(97)	(352)

Profit before tax*	1,185	2,221	2,101
Tax attributable to policyholders' returns	(19)	(849)	(1,147)

Profit before tax attributable to shareholders	1,166	1,372	954
Tax attributable to shareholders' profits	(382)	(392)	(242)

Profit from continuing operations after tax	784	980	712
Segment results—discontinued operations
Banking	241	(105)	48

Profit for the year	1,025	875	760

*
Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits.

        Within segment results above, the share of post-tax profit of associates that are equity accounted for of £nil (2006: £1 million; 2005: £nil) is allocated to the discontinued banking segment.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

F:    Income statement notes (Continued)

        In its capacity as fund manager to fellow Prudential plc subsidiaries, M&G earns fees for asset management and related services. These services are charged at appropriate arm's length prices, typically priced as a percentage of funds under management.

        Total charges include £11,295 million (2006: £12,130 million; 2005: £12,745) of non-cash expenses other than depreciation and amortization mainly relating to changes in technical reserves and pension actuarial and other gains and losses. The majority of this amount is borne by the long-term business segment.

Secondary segment information

        Although the Company is UK registered, the Group manages its business on a global basis. The operations are based in three main geographical areas: UK, US and Asia.

	2007	2006	2005
	£ million	£ million	£ million
Revenue
UK	17,886	21,212	29,573
US	8,271	8,562	6,912
Asia	6,977	5,541	3,804
Intra group revenue	(268)	(284)	(279)

Total revenue per income statement	32,866	35,031	40,010

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

F:    Income statement notes (Continued)

F2:    Revenue

	2007	2006	2005
	£ million	£ million	£ million
Long-term business premiums
Insurance contract premiums	17,308	13,805	13,583
Investment contracts with discretionary participation feature premiums	874	1,249	1,366
Inwards reinsurance premiums	177	1,103	276
Less: reinsurance premiums ceded	(171)	(171)	(197)

Earned premiums, net of reinsurance	18,188	15,986	15,028

Realized and unrealized gains and losses on securities at fair value through profit and loss	2,630	5,964	14,224
Realized and unrealized gains and losses on derivatives at fair value through profit and loss	270	932	(68)
Realized gains and losses on available-for-sale securities, previously recognized directly in equity	13	(7)	(22)
Realized gains and losses on loans	47	(3)	(10)
Interest (notes i,ii)	5,857	5,827	5,497
Dividends	2,730	3,666	2,731
Other investment income	674	749	768

Investment income	12,221	17,128	23,120

Fee income from investment contract business and asset management (note iii)	1,039	886	704
Income from venture investments of the PAC with-profits funds	1,418	1,031	1,158

Other income	2,457	1,917	1,862

Total revenue	32,866	35,031	40,010

Notes

(i)
Interest income is calculated on the effective interest rate method for all financial assets that are not at fair value through profit and loss.

(ii)
Interest income includes £2 million (2006: £3 million; 2005: £3 million) accrued in respect of impaired securities.

(iii)
Fee income includes £31 million (2006: £34 million; 2005 £40 million) relating to financial instruments that are not held at fair value through profit and loss. These fees primarily related to prepayment fees, late fees and syndication fees.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

F:    Income statement notes (Continued)

F3:    Acquisition costs and other operating expenditure

	2007	2006	2005
	£ million	£ million	£ million
Acquisition costs (notes i,ii)	1,030	1,238	1,413
Staff and pension costs (note I1)	1,070	647	886
Administrative and operating costs (note iii)	2,423	2,327	2,215

Total acquisition costs and other operating expenditure	4,523	4,212	4,514

Notes

(i)
Acquisition costs in 2007 comprise amounts related to insurance contracts of £939 million (2006: £1,165 million; 2005: £1,307 million), and investment contracts and asset management contracts of £91 million (2006: £73 million; 2005: £106 million). These costs include amortization of £410 million (2006: £299 million; 2005: £392 million) and £3 million (2006: £6 million; 2005: £9 million) respectively.

(ii)
Acquisition costs also include fee expenses relating to financial liabilities held at amortized costs of £1 million (2006: £2 million; 2005: £2 million). These expenses primarily related to fees incurred on Jackson's investment contract liabilities (GICs and annuity certain contracts).

(iii)
Administrative and operating costs include total depreciation and amortization expense amounting to £523 million (2006: £472 million; 2005: £513 million). Of this amount, £413 million (2006: £305 million; 2005: £401 million) relates to amortization of deferred acquisition costs of insurance contracts and asset management contracts, which is primarily borne by the long-term business segment. Of the remainder of the depreciation and amortization charge of £110 million (2006: £167 million; 2005: £112 million), £98 million (2006: £156 million; 2005: £101 million) relates to long-term business, £8 million (2006: £8 million: 2005: £8 million) to asset management and £4 million (2006: £3 million; 2005: £3 million) to other operations.

F4:    Finance costs: Interest on core structural borrowings of shareholder-financed operations

        Finance costs consist of £158 million (2006: £166 million; 2005: £164 million) interest on core debt of central companies and £10 million (2006: £11 million; 2005: £11 million) on US operations' surplus notes.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

F:    Income statement notes (Continued)

F5:    Tax

(a) Total tax expense by nature of expense

        An analysis of the total tax expense of continuing operations recognized in the income statement by nature of expense (benefit) is as follows:

	2007	2006	2005
	£ million	£ million	£ million
Current tax expense:
Corporation tax	806	688	705
Adjustments in respect of prior years	(185)	(34)	(191)
Benefit from a previously unrecognized tax loss, tax credit or temporary difference from a prior period	—	—	(2)

Total current tax	621	654	512

Deferred tax arising from:
Origination and reversal of temporary differences	(170)	556	870
(Benefit) expense from a previously unrecognized tax loss, tax credit or temporary difference from a prior period	(50)	31	5
Write-down or reversal of a previous write-down of a deferred tax asset	—	—	2

Total deferred tax (credit) expense	(220)	587	877

Total tax expense	401	1,241	1,389

        The total tax expense arises as follows:

	2007	2006	2005
	£ million	£ million	£ million
Current tax expense:
UK	377	381	340
Foreign	244	273	172

	621	654	512

Deferred tax (credit) expense:
UK	(297)	317	780
Foreign	77	270	97

	(220)	587	877

Total	401	1,241	1,389

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

F:    Income statement notes (Continued)

        The total deferred tax (credit) expense arises as follows:

	2007	2006	2005
	£ million	£ million	£ million
Unrealized gains and losses on investments	(225)	236	599
Short-term timing differences	62	156	266
Capital allowances	(4)	2	10
Balances relating to investment and insurance contracts	(41)	198	3
Unused tax losses	(12)	(5)	(1)

Deferred tax (credit) expense	(220)	587	877

        In April 2008 the standard corporation tax rate for the UK will change from 30% to 28%. Deferred tax at the end of 2007 for UK operations has been provided at the new rate of 28 per cent on the basis that materially all of the temporary differences are expected to reverse once the new rate has taken effect. The effect on the deferred tax assets and liabilities at December 31, 2007 was £20 million.

        In 2007, a deferred tax credit of £54 million (2006: £41 million; 2005: £93 million) has been taken directly to reserves. Other movements in deferred tax totalling £46 million credit mainly comprise of foreign exchange losses and as a result of the disposal of operations. When these amounts are taken with the deferred tax credit shown above, the result is a decrease of £320 million in the Group's net deferred tax liability (2006: increase of £546 million; 2005: increase of £784 million).

        In 2007, there is a tax credit of £19 million relating to discontinued banking operations (2006: £45 million; 2005: £1 million) (see note J1).

(b) Reconciliation of effective tax rate

        The total tax expense is attributable to shareholders and policyholders as summarized in the income statement.

(i) Summary of pre-tax profit and tax charge

        The income statement includes the following items:

	2007	2006	2005
	£ million	£ million	£ million
Profit before tax	1,185	2,221	2,101
Tax attributable to policyholders' returns	(19)	(849)	(1,147)

Profit before tax attributable to shareholders	1,166	1,372	954
Tax attributable to shareholders' profits:
Tax expense	(401)	(1,241)	(1,389)
Less: tax attributable to policyholders' returns	19	849	1,147

Tax attributable to shareholders' profits	(382)	(392)	(242)

Profit from continuing operations after tax	784	980	712

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

F:    Income statement notes (Continued)

(ii) Overview

        For the purposes of explaining the relationship between tax expense and accounting profit, it is appropriate to consider the sources of profit and tax by reference to those that are attributable to shareholders and policyholders, as follows:

				2006
	2007						2005
					Attributable to policyholders*
	Attributable to shareholders	Attributable to policyholders*	Total	Attributable to shareholders		Total	Attributable to shareholders	Attributable to policyholders	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Profit before tax	1,166	19	1,185	1,372	849	2,221	954	1,147	2,101
Taxation charge:
Expected tax rate	31%	100%	32%	30%	100%	57%	36%	100%	71%
Expected tax charge	(356)	(19)	(375)	(418)	(849)	(1,267)	(340)	(1,147)	(1,487)
Variance from expected tax charge (note v(ii))	(26)	—	(26)	26	—	26	98	—	98
Actual tax charge	(382)	(19)	(401)	(392)	(849)	(1,241)	(242)	(1,147)	(1,389)
Average effective tax rate	33%	100%	34%	29%	100%	56%	25%	100%	66%

*
For the column entitled 'Attributable to policyholders', the profit before tax represents income, net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies.

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

        In meeting the reconciliation requirements set out in paragraph 81I of IAS 12, the presentation shown in this disclosure note seeks to ensure that the explanation of the relationship between tax expense and accounting profit draw properly the distinction between the elements of the profit and tax charge that are attributable to policyholders and shareholders as explained below in notes (iv) and (v) respectively. Due to the nature of the basis of taxation of UK life and pension business (as described in note (iii) below), and the significance of the results of the business to the Group, it is inappropriate to seek to explain the effective tax rate on profit before tax by traditional approach that would apply for other industries.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

F:    Income statement notes (Continued)

        The shareholder elements are the components of the profit and tax charge that are of most direct relevance to investors, and it is this aspect that the IAS 12 requirement is seeking to explain for companies that do not need to account for both with-profits and unit-linked funds, where tax is borne by the Company on the policyholders' behalf and which is not contemplated by IFRS requirement.

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

        It is to be noted that the calculations described are determined using data from the regulatory basis returns rather than the IFRS basis results. The differences between the regulatory and accounting bases are very significant and extremely complex rendering any explanation in general purpose financial statements to be of little if any use to users.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

F:    Income statement notes (Continued)

        For SAIF similar transfers are made. However, in the case of SAIF, a net nil balance is derived, reflecting the lack of shareholder interest in the financial performance of the fund (other than through asset management arrangements).

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

(v) Reconciliation of tax charge on profits attributable to shareholders

2007	UK insurance operations	Jackson	Asian long-term business operations	Other operations	Total
	£ million	£ million	£ million	£ million	£ million
Profit before tax attributable to shareholders	474	426	103	163	1,166
Expected tax rate (note i)	30%	35%	18%	28%	31%
Expected tax charge based on expected tax rates	(142)	(149)	(19)	(46)	(356)
Variance from expected tax charge (note ii)	(27)	23	(29)	7	(26)
Actual tax charge	(169)	(126)	(48)	(39)	(382)
Actual tax rate	36%	30%	47%	24%	33%

Notes

(i)
Expected tax rates for profit attributable to shareholders:

  Expected tax rates shown in the table above reflect the corporate tax rates generally applied to taxable profits of the relevant country jurisdictions. For Asian operations the expected tax rates reflect the corporate tax rates weighted by reference to the source of profits of the operations contributing to the aggregate business result. Expected tax rates for 2007 for Asia are lower than in 2006 due to an increased proportion of profits in low tax jurisdictions. The expected tax rate for other

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

F:    Income statement notes (Continued)

  operations is lower than 2006. The tax rate of 28% reflects the mix of business between UK and overseas operations, which are taxed at a variety of rates. The rate will fluctuate from year to year dependent on the mix of profits between jurisdictions.

(ii)
Variances from expected tax charge for results attributable to shareholders:

  For 2007, the principal variances arise from differences between the standard corporation tax rate and actual rates due to a number of factors, including:

  (a)
  For UK insurance operations, disallowed expenses and prior year adjustments arising from routine revisions of tax returns;

  (b)
  For Jackson, the benefit of a deduction from taxable income of a proportion of dividends received attributable to the variable annuity business;

  (c)
  For Asian long-term operations, tax losses in several jurisdictions which are not expected to be available for relief against future profits, and losses on investments in jurisdictions which do not provide corresponding tax relief; and

  (d)
  For other operations, the availability of capital losses brought forward on which no deferred tax had previously been recognized, which have been used against capital gains in the period.

2006	UK insurance operations	Jackson	Asian long-term business operations	Other operations	Total
	£ million	£ million	£ million	£ million	£ million
Profit before tax attributable to shareholders	426	451	309	186	1,372
Expected tax rate (note i)	30%	35%	25%	30%	31%
Expected tax charge based on expected tax rates	(128)	(158)	(77)	(55)	(418)
Variance from expected tax charge (note ii)	19	8	(5)	4	26
Actual tax charge	(109)	(150)	(82)	(51)	(392)
Actual tax rate	26%	33%	27%	27%	29%

Notes

(i)
Expected tax rates for profit attributable to shareholders

  Expected tax rates shown in the table above reflect the corporate tax rates generally applied to taxable profits of the relevant country jurisdictions. For Asian operations the expected tax rates reflect the corporate tax rate weighted by reference to the source of profits of the operations contributing to the aggregate business result. In 2006, the expected tax rate on total profits of 31 per cent is in part due to the Asian long-term business (which is subject to lower tax rates than the UK and US) being a greater proportion of Group results.

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

(iii)
The results from continuing operations shown above exclude those in respect of discontinued banking operations. On May 1, 2007, the Company sold Egg Banking plc. Comparative results for 2006 have been adjusted accordingly from those previously published.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

F:    Income statement notes (Continued)

2005	UK insurance operations	Jackson	Asian long-term business operations	Other operations	Total
	£ million	£ million	£ million	£ million	£ million
Profit before tax attributable to shareholders	416	526	210	(198)	954
Expected tax rate (note i)	30%	35%	26%	12%	36%
Expected tax charge/(credit) based on expected tax rates	(125)	(184)	(54)	23	(340)
Variance from expected tax charge/(credit) (note ii)	(3)	8	(8)	101	98
Actual tax charge/(credit)	(128)	(176)	(62)	124	(242)
Actual tax rate	31%	33%	30%	63%	25%

Notes

(i)
Expected tax rates for profit attributable to shareholders

  Expected tax rates shown in the table above reflect the corporate tax rates generally applied to taxable profits of the relevant country jurisdictions. For Asian operations the expected tax rates reflect the corporate tax rate weighted by reference to the source of profits of the operations contributing to the aggregate business result. In 2005, the expected tax rate on total profits of 36 per cent was due to the inclusion of a goodwill impairment charge of £120 million which is not allowable for tax. In 2006, no goodwill impairment charge has been booked, and the expected tax rate on total profits of 31 per cent is lower in part due to this, and additionally due to the Asian long-term business (which is subject to lower tax rates than the UK and US) being a greater proportion of Group results.

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

(iii)
The results from continuing operations shown above exclude those in respect of discontinued banking operations. On May 1, 2007, the Company sold Egg Banking plc. Comparative results for 2005 have been adjusted accordingly from those previously published.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

G:    Financial assets and liabilities

G1:    Financial instruments—designation and fair values

        The Group designates all financial assets as either fair value through profit and loss, available-for-sale, or as loans and receivables. Financial liabilities are designated as either fair value through profit and loss or amortized cost, or for investment contracts with discretionary participating features accounted for under IFRS 4 as described in note A4.

2007	Fair value through profit and loss	Available- for-sale	Loans and receivables	Total carrying value	Fair value
	£ million	£ million	£ million	£ million	£ million
Financial assets
Cash and cash equivalents	—	—	4,951	4,951	4,951
Deposits	—	—	7,889	7,889	7,889
Equity securities and portfolio holdings in unit trusts	86,157	—	—	86,157	86,157
Debt securities (note i)	65,349	18,635	—	83,984	83,984
Loans (note ii)	—	—	7,924	7,924	8,105
Other investments (note iii)	4,396	—	—	4,396	4,396
Accrued investment income	—	—	2,023	2,023	2,023
Other debtors	—	—	1,297	1,297	1,297

	155,902	18,635	24,084	198,621

2007	Fair value through profit and loss	Amortized cost	IFRS 4 basis value	Total carrying value	Fair value
	£ million	£ million	£ million	£ million	£ million
Financial liabilities
Core structural borrowings of shareholder-financed operations (notes i and H13)	—	2,492	—	2,492	2,476
Operational borrowings attributable to shareholder-financed operations (note H13)	—	3,081	—	3,081	3,081
Borrowings attributable to with-profits funds (note H13)	204	783	—	987	1,006
Obligations under funding, securities lending and sale and repurchase agreements	—	4,081	—	4,081	4,100
Net asset value attributable to unit holders of consolidated unit trust and similar funds	3,556	—	—	3,556	3,556
Investment contracts with discretionary participating features (note iv)	—	—	29,550	29,550	—
Investment contracts without discretionary participating features	12,110	1,922	—	14,032	14,034
Other creditors	—	1,020	—	1,020	1,020
Other liabilities (including derivatives)	1,081	790	—	1,871	1,871

	16,951	14,169	29,550	60,670

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

G:    Financial assets and liabilities (Continued)

2006	Fair value through profit and loss	Available- for-sale	Loans and receivables	Total carrying value	Fair value
	£ million	£ million	£ million	£ million	£ million
Financial assets
Cash and cash equivalents	—	—	5,071	5,071	5,071
Deposits	—	—	7,759	7,759	7,759
Equity securities and portfolio holdings in unit trusts	78,892	—	—	78,892	78,892
Debt securities (note i)	60,208	21,511	—	81,719	81,719
Loans (note ii)	—	—	13,754	13,754	14,274
Other investments (note iii)	3,220	—	—	3,220	3,220
Accrued investment income	—	—	1,900	1,900	1,900
Other debtors	—	—	1,052	1,052	1,052

	142,320	21,511	29,536	193,367

        Analyzed by:

2006	Fair value through profit and loss	Available- for-sale	Loans and receivables	Total carrying value	Fair value
	£ million	£ million	£ million	£ million	£ million
Continuing operations	142,201	19,576	22,434	184,211	184,731
Discontinued banking operations	119	1,935	7,102	9,156	9,156

	142,320	21,511	29,536	193,367

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

G:    Financial assets and liabilities (Continued)

2006	Fair value through profit and loss	Amortized cost	IFRS 4 basis value	Total carrying value	Fair value
	£ million	£ million	£ million	£ million	£ million
Financial liabilities
Banking customer accounts	—	5,554	—	5,554	5,554
Core structural borrowings of shareholder-financed operations (note i and H13)	—	3,063	—	3,063	3,297
Operational borrowings attributable to shareholder-financed operations (note H13)	—	5,609	—	5,609	5,609
Borrowings attributable to with-profits funds (note H13)	553	1,223	—	1,776	1,798
Obligations under funding, securities lending and sale and repurchase agreements	—	4,232	—	4,232	4,229
Net asset value attributable to unit holders of consolidated unit trust and similar funds	2,476	—	—	2,476	2,476
Investment contracts with discretionary participating features (note iv)	—	—	28,733	28,733	—
Investment contracts without discretionary participating features	11,480	1,562	—	13,042	13,035
Other creditors	—	1,398	—	1,398	1,398
Other liabilities (including derivatives)	663	989	—	1,652	1,652

	15,172	23,630	28,733	67,535

        Analyzed by:

2006	Fair value through profit and loss	Amortized cost	IFRS 4 basis value	Total carrying value	Fair value
	£ million	£ million	£ million	£ million	£ million
Continuing operations	15,018	14,578	28,733	58,329	29,817
Discontinued banking operations	154	9,052	—	9,206	9,231

	15,172	23,630	28,733	67,535

Notes

(i)
As at December 31, 2007, £722 million (2006: £624 million) of convertible bonds were included in debt securities and £278 million (2006: £279 million) were included in borrowings.

(ii)
Loans and receivables are reported net of allowance for loan losses of £13 million (2006:£14 million).

(iii)
See note G3 for details of the derivative assets included. The balance also contains the PAC with-profits fund's participation in various investment funds and limited liability property partnerships.

(iv)
It is impractical to determine the fair value of investment contracts with discretionary participation features due to the lack of a reliable basis to measure such features.

(v)
For financial liabilities designated as fair value through profit and loss there was no impact on profit from movements in credit risk during 2007 (2006: £nil).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

G:    Financial assets and liabilities (Continued)

Determination of fair value

        The fair values of the financial assets and liabilities as shown on the table above have been determined on the following bases.

        The fair values of the financial instruments for which fair valuation is required under IFRS and which are in an active market are determined by the use of current market bid prices for quoted investments, or by using quotations from independent third parties, such as brokers and pricing services. If the market for a financial investment of the Group is not active, the Group establishes fair value by using valuation techniques. The valuation techniques include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and if applicable enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

G:    Financial assets and liabilities (Continued)

Use of valuation techniques

        The carrying value of investments on the balance sheet of the Group which are not on active markets and therefore valued using valuation techniques as described above are as follows:

	Shareholder-backed business
2007	UK with-profits fund	UK (PRIL)	US	Total	Total
	£ million	£ million	£ million	£ million	£ million
Debt securities	3,002	509	2,863	3,372	6,374
Equity securities	629	—	—	—	629
Other investments	2,108	—	743	743	2,851

	5,739	509	3,606	4,115	9,854

	Shareholder-backed business
2006	UK with-profits fund	UK (PRIL)	US	Total	Total
	£ million	£ million	£ million	£ million	£ million
Debt securities	2,945	396	2,859	3,255	6,200
Equity securities	59	—	—	—	59
Other investments	1,499	—	453	453	1,952

	4,503	396	3,312	3,708	8,211

        The majority of the financial investments valued using valuation techniques were debt securities. Of the debt securities valued using valuation techniques of £6,374 million (2006: £6,200 million) at December 31, 2007, debt securities with a fair value of £3,511 million (2006: £3,341 million) were held by UK operations. £3,002 million (2006: £2,945 million) of this amount related to securities held by with-profits operations and £509 million (2006: £396 million) related to securities held by the shareholder-backed UK annuity subsidiary Prudential Retirement Income Limited (PRIL). Debt securities valued using valuation techniques held by the US operations were £2,863 million (2006: £2,859 million).

        These debt securities include private debt securities such as private placements, project finance, asset securitizations and local authority securities. The securities are mainly long-dated and not regularly traded and are valued internally using market standard practices. The majority of the debt securities above are valued using matrix pricing, which is based on assessing credit quality of the underlying borrower to derive a suitable discount rate relative to government securities. Under matrix pricing, the debt securities are priced by taking the credit spreads on comparable quoted public debt securities and applied to the equivalent debt instruments factoring a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

        For the UK operations, in accordance with the Group's Risk Management Framework, all internally generated calculations are subject to independent assessment by the Group's Fair Value Committees which comprise members who are independent of the fund managers involved in the day-to-day trading in these assets.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

G:    Financial assets and liabilities (Continued)

        In addition to private debt securities, debt securities of US operations valued using valuation techniques also included securities held by the Piedmont trust entity, an 80 per cent Jackson held static trust formed as a result of a securitization of asset-backed securities in 2003 that are accounted for on an available-for-sale basis. As at December 31, 2007, the fair value of these Piedmont assets valued using valuation techniques was £316 million (2006: £405 million). Significant estimates and judgements are also employed in valuing certain asset-backed and mortgage-backed securities held by the Piedmont trust entity. These valuations may impact reported shareholder profit and loss amounts through the determination of impairment and recovery amounts.

        Whilst management believes that the estimates and assumptions employed in developing the fair value estimates are reasonable and present management's best estimate of such values, a reasonable range of values exists with respect to most assumptions utilized in determining these values. As a result of the potentially significant variability in the estimates of the assumptions used in these models, the range of reasonable estimates of the fair value of these securities is significant.

        Management has obtained broker bids on these Piedmont trust assets that represent the value at which the Group could sell the investments, if forced. These bids are not based on full knowledge and hence analysis of the investments, but represent the best estimate of the worst case decline in market value of these securities. The broker bids for these securities at December 31, 2007 totaled £260 million, a difference of £56 million (2006: £372 million, a difference of £33 million), from the fair value applied.

        The equity securities and other investments which included property and other partnerships in investment pools, venture investments and derivative assets as shown on the table above are valued using valuation techniques which apply less readily observable market factors and more non-observable factors than the matrix pricing technique as used for the majority of the debt securities. In addition to the investments shown above, there are some minor amounts valued using valuation techniques in the Group's Asian operations.

        The total amount of the change in fair value estimation using valuation techniques, including valuation techniques based on assumptions not wholly supported by observable market prices or rates, recognized in the income statement in 2007 was a gain of £101 million (2006: gain of £47 million; 2005: gain of £314 million) for the with-profits fund investments. Changes in values of assets of the with-profits funds are reflected in policyholder liabilities and unallocated surplus. Due to the liability accounting treatment of unallocated surplus, changes in values of securities held by with-profits funds have no direct effect on the profit or loss attributable to shareholders or shareholders' equity.

        The total amount of the change in fair value estimation using valuation techniques, including those based on assumptions not wholly supported by observable market prices or rates, recognized in the income statement in 2007 and which was attributable to shareholders, was a gain of £138 million (2006: gain of £68 million; 2005: £140 million) for the PRIL and US investments.

Interest income and expense

        The interest income on financial assets not at fair value through profit and loss for the year ended December 31, 2007 from continuing operations was £2,016 million (2006: £2,006 million; 2005: £1,865 million).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

G:    Financial assets and liabilities (Continued)

        The interest expense on financial liabilities not at fair value through profit and loss for the year ended December 31, 2007 from continuing operations was £699 million (2006: £624 million; 2005: £583 million).

G2:    Market risk

Interest rate risk

        The following table shows an analysis of the classes of financial assets and liabilities and their direct exposure to interest rate risk. Each applicable class of the Group's financial assets or liabilities is analyzed between those exposed to fair value interest rate risk, cash flow interest rate risk and those with no direct interest rate risk exposure:

2007	Fair value interest rate risk	Cash flow interest rate risk	Not directly exposed to interest rate risk	Total
	£ million	£ million	£ million	£ million
Financial assets
Cash and cash equivalents	—	—	4,951	4,951
Deposits	678	7,211	—	7,889
Debt securities	76,481	7,503	—	83,984
Loans	4,319	3,605	—	7,924
Other investments (including derivatives)	664	285	3,447	4,396

	82,142	18,604	8,398	109,144

Financial liabilities
Core structural borrowings of shareholder-financed operations	2,492	—	—	2,492
Operational borrowings attributable to shareholder-financed operations	2,743	331	7	3,081
Borrowings attributable to with-profits funds	451	441	95	987
Obligations under funding, securities lending and sale and repurchase agreements	594	3,487	—	4,081
Investment contracts without discretionary participation features	1,922	—	12,110	14,032
Other liabilities (including derivatives)	422	243	1,206	1,871

	8,624	4,502	13,418	26,544

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

G:    Financial assets and liabilities (Continued)

2006	Fair value interest rate risk	Cash flow interest rate risk	Not directly exposed to interest rate risk	Total continuing operations	Discontinued banking operations	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Financial assets
Cash and cash equivalents	—	—	5,065	5,065	6	5,071
Deposits	4,872	2,887	—	7,759	—	7,759
Debt securities	53,938	25,805	—	79,743	1,976	81,719
Loans	4,521	2,137	—	6,658	7,096	13,754
Other investments (including derivatives)	292	342	2,508	3,142	78	3,220

Total for continuing operations	63,623	31,171	7,573	102,367
Discontinued banking operations	1,566	7,584	6	—	9,156	—

	65,189	38,755	7,579			111,523

Financial liabilities
Banking customer accounts	—	—	—	—	5,554	5,554
Core structural borrowings of shareholder-financed operations	2,612	—	—	2,612	451	3,063
Operational borrowings attributable to shareholder-financed operations	2,282	501	7	2,790	2,819	5,609
Borrowings attributable to with-profits funds	1,486	219	71	1,776	—	1,776
Obligations under funding, securities lending and sale and repurchase agreements	851	3,381	—	4,232	—	4,232
Investment contracts without discretionary participation features	1,562	—	11,480	13,042	—	13,042
Other liabilities (including derivatives)	393	225	652	1,270	382	1,652

Total for continuing operations	9,186	4,326	12,210	25,722
Discontinued banking operations	451	8,527	228	—	9,206	—

	9,637	12,853	12,438			34,928

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

G:    Financial assets and liabilities (Continued)

Liquidity analysis

2007	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total carrying value
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Financial liabilities
Core structural borrowings of shareholder-financed operations (note H13)	—	248	—	366	315	801	762	2,492
Operational borrowings attributable to shareholder-financed operations (note H13)	2,618	51	355	—	—	57	—	3,081
Borrowings attributable to with-profits funds (note H13)	103	232	265	—	—	83	304	987
Obligations under funding, stocklending and sale and repurchase agreements	4,081	—	—	—	—	—	—	4,081
Other liabilities (including derivatives)	1,314	181	12	33	6	173	152	1,871

	8,116	712	632	399	321	1,114	1,218	12,512

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

G:    Financial assets and liabilities (Continued)

2006	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total carrying value
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Financial liabilities
Core structural borrowings of shareholder-financed operations (note H13)	150	248	—	335	313	803	763	2,612
Operational borrowings attributable to shareholder-financed operations (note H13)	2,048	61	521	—	—	160	—	2,790
Borrowings attributable to with-profits funds (note H13)	33	331	541	—	19	57	795	1,776
Obligations under funding, stocklending and sale and repurchase agreements	4,232	—	—	—	—	—	—	4,232
Other liabilities (including derivatives)	749	203	19	39	7	125	128	1,270

Total for continuing operations	7,212	843	1,081	374	339	1,145	1,686	12,680
Discontinued operations	6,869	1,886	250	201	—	—	—	9,206

	14,081	2,729	1,331	575	339	1,145	1,686	21,886

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

G:    Financial assets and liabilities (Continued)

        The table below shows the maturity profile for investment contracts on an undiscounted basis to the nearest billion. This maturity profile has been based on the cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results.

2007	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	Total undiscounted value
	£ billion	£ billion	£ billion	£ billion	£ billion	£ billion	£ billion
Life assurance investment contracts	3	12	16	16	15	25	87

2006	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	Total undiscounted value
	£ billion	£ billion	£ billion	£ billion	£ billion	£ billion	£ billion
Life assurance investment contracts	3	10	14	13	14	27	81

        The maturity profile above excludes certain corporate unit-linked business with gross policyholder liabilities of £8 billion (2006: £8 billion) which has no stated maturity.

        This table has been prepared on an undiscounted basis and accordingly the amounts shown for life assurance investment contracts differ from those disclosed on the balance sheet. Durations of long-term business contracts, covering insurance and investment contracts, on a discounted basis are included in section D.

Credit risk

        Of the total loans and receivables held £5 million (2006: £137 million) are past their due date but have not been impaired, with £5 million (2006: £20 million) relating to continuing operations and £nil (2006: £117 million) to discontinued banking operations. Of the total past due but not impaired, £5 million (2006: £122 million) are less than one year past their due date and £nil (2006: £15 million) between two years and three years past their due date. The Group expects full recovery of these loans and receivables. Financial assets that would have been past due or impaired had the terms not been renegotiated amounted to £nil (2006: £19 million).

        The fair value of collateral held against loans that are past due and impaired at December 31, 2007 was £nil (2006: £1 million). The fair value of collateral held against loans that are past due but not impaired at December 31, 2007 was £nil (2006: £3 million). Collateral would predominately consist of policy loans that are secured by the cash values of the underlying policy.

        Details with regards to loans and advances to customers by discontinued banking operations are provided in note J5.

        In addition, during the year the Group took possession of £7 million (2006: £7 million) of other collateral held as security, which mainly consists of assets that could be readily convertible into cash.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

G:    Financial assets and liabilities (Continued)

Group exposure to holdings in sub-prime and Alt-A assets, monoline insurers and CDO funds

        Included in the total of debt securities of £83,984 million at December 31, 2007 are the following holdings:

(i) Sub-prime and Alt-A securities

Shareholder-backed business

2007
£ million
US insurance operations—Sub-prime (AAA)	237
—Alt-A (77% AAA, 17% AA)	660
Asian operations	15

912

With-profits operations

2007
£ million
UK insurance operations—Sub-prime (AAA)	129
—Alt-A (96% AAA)	100
Asian operations	7

236

Total	1,148

        Further details on Jackson's sub-prime and Alt-A securities are given in section D3(b)

(ii) Direct holdings in monoline insurers

2007
£ million
Shareholder-backed operations:
US insurance operations	23
Asian operations	4

27
With-profits operations:
Asian operations	6

Total	33

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

G:    Financial assets and liabilities (Continued)

(iii) Holdings in debt securities with a wrap guarantee from a monoline insurer

2007
£ million
Shareholder-backed operations:
US insurance operations
Residential mortgage-backed securities:
Sub-prime	36
Alt-A	18
Asset-backed securities	79
Private corporate issues	22

155
UK insurance operations (98% held by PRIL)	422

577

With-profits operations:
Asian insurance operations	9
UK insurance operations (73% held by PAL)	1,168

1,177

Total	1,754

        The holdings of UK insurance operations are primarily in PFI and utility stocks.

(iv) CDO funds (all without sub-prime exposure)

2007
£ million
Shareholder-backed business:
US insurance operations (65% AAA, 8% AA)*	260
Asian insurance operations (72% AAA, 28% AA-)	62
UK insurance operations—PRIL (AAA)	36
Other operations (AAA)	19

377

With-profits operations:
UK insurance operations (79% AAA, 8% AA)
Asian operations (AAA)	240
UK insurance operations (98% held by PRIL)	59

299

Total	676

*
Including the Group's economic interest in Piedmont (as described in section G1) and other consolidated CDO funds.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

G:    Financial assets and liabilities (Continued)

Currency risk

        As at December 31, 2007, the Group held 19 per cent (2006: 16 per cent) and 13 per cent (2006: 15 per cent) of its financial assets and financial liabilities respectively, in currencies, mainly US dollar and Euro, other than the functional currency of the relevant business unit.

        The financial assets, of which 86 per cent (2006: 90 per cent) are held by the PAC with-profits fund, allow the PAC with-profits fund to obtain exposure to foreign equity markets.

        The financial liabilities, of which 19 per cent (2006: 14 per cent) are held by the PAC with-profits fund, mainly relate to foreign currency borrowings.

        The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts (note G3 below).

        The amount of exchange gains recognized in the income statement in 2007, except for those arising on financial instruments measured at fair value through profit and loss, is £102 million (2006: £73 million). This constitutes £109 million (2006: £107 million) gains on Medium Term Notes (MTN) liabilities and £7 million of net losses (2006: £34 million net losses), mainly arising on investments of the PAC with-profits fund. The gains on MTN liabilities are fully offset by value movements on cross-currency swaps, which are measured at fair value through profit and loss.

        See also note J3 for details of the market risks faced by the discontinued banking operations.

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

        The total fair value balances of derivative assets and liabilities as at December 31, 2007 were as follows:

2007	UK insurance operations	US operations	Other continuing operations	Total continuing operations
	£ million	£ million	£ million	£ million
Derivative assets	571	390	136	1,097
Derivative liabilities	(689)	(158)	(233)	(1,080)

	(118)	232	(97)	17

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

G:    Financial assets and liabilities (Continued)

2006	UK insurance operations	US operations	Other continuing operations	Total continuing operations	Discontinued banking operations	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Derivative assets	476	254	90	820	78	898
Derivative liabilities	(268)	(92)	(149)	(509)	(154)	(663)

	208	162	(59)	311	(76)	235

        The above derivative assets and derivative liabilities are included in 'other investments' and 'other liabilities' in the primary statements.

        The notional amount of the derivatives, distinguishing between UK insurance, US, discontinued banking and other operations was as follows:

	UK insurance operations Notional amount on which future payments are based		US Notional amount on which future payments are based
2007
	Asset	Liability	Asset	Liability
	£ million	£ million	£ million	£ million
As at December 31, 2007
Cross-currency swaps*	658	648	602	—
Equity index call options	—	23	—	—
Swaptions	1,125	—	25,620	1,005
Futures	1,905	2,176	—	371
Forwards*	17,243	17,635	—	—
Inflation swaps	1,758	1,319	—	—
Credit default swaps	4,181	59	—	—
Single stock options	—	—	—	—
Credit derivatives	—	—	3	20
Put options	—	—	3,642	—
Equity options	—	—	5,545	11
FTSE swap	—	—	—	—
Total return swaps	956	955	226	—
Interest rate swaps	4,335	4,663	1,708	3,587

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

G:    Financial assets and liabilities (Continued)

	UK insurance operations Notional amount on which future payments are based		US Notional amount on which future payments are based		Discontinued banking operations Notional amount on which future payments are based
2006
	Asset	Liability	Asset	Liability	Asset	Liability
	£ million	£ million	£ million	£ million	£ million	£ million
As at December 31, 2006
Cross-currency swaps*	579	499	537	26	348	360
Equity index call options	—	—	583	12	—	—
Swaptions	1,125	—	13,540	11,751	—	—
Futures	2,306	2,463	—	274	—	—
Forwards*	12,614	12,465	—	—	383	376
Inflation swaps	1,109	1,109	—	—	—	—
Credit default swaps	—	—	—	—	1,787	—
Single stock options	—	6	—	—	—	—
Credit derivatives	—	—	—	18	—	—
Put options	—	—	2,708	—	—	—
FTSE swap	—	—	—	—	49	49
Total return swaps	895	833	230	65	—	—
Interest rate swaps	2,976	3,388	2,407	1,988	3,117	3,117

*
In addition, the other operations, including the Group Treasury function and the Asian operations, have cross-currency swap assets and liabilities with notional amounts of £730 million (2006: £754 million) and £1,401 million (2006: £1,743 million) respectively, forward currency contracts assets and liabilities with notional amounts of £983 million (2006: £443 million) and £773 million (2006: £63 million) respectively, interest rate swaps of £2,799 million (2006: £1,856 million) and inflation swap liabilities with notional amounts of £150 million (2006: £150 million).

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

G:    Financial assets and liabilities (Continued)

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

        During the period of ownership in 2007, 2006 and in 2005, Egg used derivative instruments for the purpose of supporting the strategic and operational business activities and reducing and eliminating the risk of loss arising from changes in interest rates and foreign exchange rates. Derivatives were used solely to hedge risk exposures and Egg did not take any trading position in derivatives.

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

Hedging

        The Group has formally assessed and documented the effectiveness of the following hedges under IAS 39:

Fair value hedges

        The Group uses interest rate derivatives to hedge the interest exposures on its US$1 billion, 6.5 per cent perpetual subordinated capital securities and US$300 million, 6.5 per cent perpetual subordinated capital securities. Where the hedge relationship is de-designated and re-designated, the fair value adjustment to the hedged item up to the point of de-designation continues to be reported as part of the basis of the hedged item and is amortized to the income statement based on a recalculated effective interest rate over the residual period to the first break clause date of the perpetual subordinated capital securities.

        In addition, Jackson has had a collar fair value hedge in place since March 1, 2005. This common stock equity collar transaction was entered into to protect Jackson's unrealized gain of US$5.9 million on an equity investment. The hedge expires in March 2008.

        The fair value of the derivatives designated as fair value hedges above at December 31, 2007, were an asset of £5 million and liabilities of £25 million (2006: asset of £5 million and liabilities of £29 million). Movements in the fair value of the hedging instruments of a net gain of £6 million

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

G:    Financial assets and liabilities (Continued)

(2006: net gain of £4 million; 2005: net loss of £14 million) and the hedged items of a net loss of £4 million (2006: net loss of £4 million; 2005: net gain of £14 million) are recorded in the income statement in respect of the fair value hedges above.

Cash flow hedges

        Following the sale of Egg in 2007, the Group has no cash flow hedges in place. In 2006 Egg had cash flow hedged certain balance sheet items which were subject to interest rate risk using interest rate and cross currency interest rate swaps, with the effective part of any gain or loss on the swaps recognized directly in equity. As at December 31, 2006, the notional amount of the cash flow hedge was £1,711 million and the fair value was an asset of £9 million. The cash flows were periodically updated based on the underlying banking portfolios. There was no ineffective portion of the cash flow hedge recognized in the income statement in 2006. The net movement on the ineffective portion of the cash flow hedge recognized in the income statement in 2005 was a loss of £0.2 million.

Net investment hedges

        The Group has entered into a series of three-month period forward currency transactions which together form a US$2 billion net investment hedge of the currency exposure of the net investments in the US operations. The forward currency contracts were renewed throughout 2007 and 2006. The forward currency contracts in place at December 31, 2007 expire in March 2008. The fair value of the forward currency contracts at December 31, 2007 was a liability of £44 million (2006: a liability of £4 million).

        In addition, the Group has designated perpetual subordinated capital securities totalling US$1.55 billion as a net investment hedge to hedge the currency risks related to the net investment in Jackson. The carrying value of the subordinated capital securities was £763 million (2006: £763 million) as at December 31, 2007. The foreign exchange gain of £13 million (2006: gain of £110 million; 2005: loss of £78 million) on translation of the borrowings to pounds sterling at the balance sheet date is recognized in the translation reserve in shareholders' equity.

        The net investment hedges were 100 per cent effective.

G4:    Derecognition, securitization and collateral

Securities lending and reverse repurchase agreements

        The Group has entered into securities lending (including repurchase agreements) whereby blocks of securities are loaned to third parties, primarily major brokerage firms. The amounts above the fair value of the loaned securities required to be held as collateral by the agreements depend on the quality of the collateral, calculated on a daily basis. The loaned securities are not removed from the Group's consolidated balance sheet, rather they are retained within the appropriate investment classification. Collateral typically consists of cash, debt securities, equity securities and letters of credit. At December 31, 2007, the Group had lent £17,172 million (2006: £11,418 million) (of which £11,461 million (2006: £7,592 million) was lent by the PAC with-profits fund) of securities and held collateral under such agreements of £18,125 million (2006: £11,814 million) (of which £12,105 million (2006: £7,934 million) was held by the PAC with-profits fund).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

G:    Financial assets and liabilities (Continued)

        At December 31, 2007, the Group had entered into reverse repurchase transactions under which it purchased securities and had taken on the obligation to resell the securities for the purchase price of £1,361 million (2006: £1,435 million), together with accrued interest.

Collateral and pledges under derivative transactions

        At December 31, 2007, the Group had pledged £260 million (2006: £263 million) for liabilities and held collateral of £292 million (2006: £212 million) in respect of over-the-counter derivative transactions.

Securitization

        At December 31, 2006 Egg had an outstanding balance of UK credit card receivables in its trust vehicle, Arch (Term) Limited, created in 2002 for the purpose of asset-backed securitization, of £2.8 billion. The note holders in securitizations from this vehicle had a proportional interest in each account balance in the trust. As at December 31, 2006, the value of this interest was £2.3billion. This securitization did not qualify for derecognition under IAS 39 and the total portfolio was, therefore, included in loans and receivables. The funding giving rise to the note-holders' interest was included within operational borrowings attributable to shareholder-financed operations. Following the disposal of Egg the Group no longer holds these balances.

G5:    Impairment of financial assets

        In accordance with the Group's accounting policy set out in note A4, impairment reviews were performed for available-for-sale securities and loans and receivables. In addition, impairment reviews were undertaken for the reinsurers' share of policyholder liability provisions.

        During the year ended December 31, 2007, impairment losses of £184 million (2006: £416 million; 2005: £278 million) were recognized. These were £149 million (2006: £384 million; 2005: £242 million) for loans and advances to customers in discontinued banking operations and £35 million (2006: £32 million; 2005: £36 million) for continuing operations, mainly being in respect of available-for-sale securities held by Jackson.

        Impairment losses recognized on available-for-sale securities amounted to £30 million (2006: £24 million; 2005: £24 million). Of this amount, 14 per cent (2006: 76 per cent; 2005: 28 per cent) has been recorded on structured asset-backed securities, primarily due to reduced cash flow expectations on such securities that are collateralized by diversified pools of primarily below investment grade securities. 57 per cent (2006: 24 per cent; 2005: 53 per cent) of the losses related to the impairment of fixed maturity securities of the top five individual corporate issuers, reflecting a deteriorating business outlook of the companies concerned.

        The impairment losses have been recorded in 'acquisition costs and other operating expenditure' in the income statement.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

G:    Financial assets and liabilities (Continued)

        In 2007, the Group realized gross losses on sales of available-for-sale securities of £86 million (2006: £58 million; 2005: £29 million). 46 per cent (2006: 30 per cent; 2005: 42 per cent) of these losses related to the disposal of fixed maturity securities of six (2006: six; 2005: six) individual issuers, which were disposed of to rebalance the portfolio in the US operations in response to the unstable mortgage lending market in the US.

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

        For 2007, the difference between the carrying value and book cost of equity securities in gross unrealized loss position was £nil (2006: £(1) million; 2005: £(1) million). For 2007 the amounts of gross unrealized losses for fixed maturity securities classified as available-for-sale under IFRS in an unrealized loss position was £439 million (2006: £256 million; 2005: £263 million) (see note D3 for further details).

H:    Other information on balance sheet items

H1:    Intangible assets attributable to shareholders

(a) Goodwill

	2007	2006
	£ million	£ million
Cost
At January 1 and December 31	1,461	1,461
Aggregate impairment
At January 1 and December 31	(120)	(120)

Net book amount at December 31	1,341	1,341

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

	2007	2006
	£ million	£ million
M&G	1,153	1,153
Other	188	188

	1,341	1,341

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

H:    Other information on balance sheet items (Continued)

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

        The value in use is particularly sensitive to a number of key assumptions as follows:

  (i)
  The assumed growth rate on forecast cash flows beyond the terminal year of the budget. A growth rate of 2.5 per cent has been used to extrapolate beyond the plan period.

  (ii)
  The risk discount rate. Differing discount rates have been applied in accordance with the nature of the individual component businesses. For retail and institutional business a risk discount rate of 12 per cent has been applied. This represents an average implied discount rate for comparable UK listed asset managers calculated by reference to risk-free rates, equity risk premiums of five per cent and an average 'beta' factor for relative market risk of comparable UK listed asset managers. A similar approach has been applied for the other component businesses of M&G.

  (iiii)
  That asset management contracts continue on similar terms.

        Management believes that any reasonable change in the key assumptions would not cause the carrying amount of M&G to exceed its recoverable amount.

Japanese life company

        The aggregate goodwill impairment of £120 million at December 31, 2007 and 2006 relates to the goodwill held in relation to the Japanese life operation which was impaired in 2005.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

H:    Other information on balance sheet items (Continued)

(b) Deferred acquisition costs and acquired in-force value of long-term business contracts attributable to shareholders

        Other intangible assets in the Group consolidated balance sheet attributable to shareholders consist of:

	2007	2006
	£ million	£ million
Deferred acquisition costs (DAC) related to insurance contracts as classified under IFRS 4	2,644	2,315
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	113	110

	2,757	2,425

Present value of acquired in-force policies for insurance contracts as classified under IFRS 4	59	66
Present value of future profits of acquired investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	4	6
Distribution rights*	16	—

	79	72

Total of deferred acquisition costs and acquired in-force value of long-term business contracts	2,836	2,497

*
Distribution rights relate to facilitation fees paid in 2007 of £16 million which are amortized over 8 years. The amortization charge for the year to December 31, 2007 was £0.3 million.

Deferred acquisition costs related to insurance contracts attributable to shareholders

        The movement in deferred acquisition costs relating to insurance contracts attributable to shareholders is as follows:

	2007	2006
	£ million	£ million
Deferred acquisition costs at January 1	2,315	2,200
Additions	694	623
Amortization	(410)	(299)
Exchange differences	(44)	(290)
Change in shadow DAC	89	81

Deferred acquisition costs at December 31	2,644	2,315

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

H:    Other information on balance sheet items (Continued)

Deferred acquisition costs related to investment management contracts attributable to shareholders

        Incremental costs associated with the origination of investment management contracts written by the Group's insurance and asset management businesses are capitalized and amortized as the related revenue is recognized. Deferred acquisition costs related to investment management contracts are all internally generated.

        Amortization of this intangible asset is included in the 'acquisition costs and other operating expenditure' line in the income statement.

	2007	2006
	£ million	£ million
At January 1
Gross amount	130	118
Accumulated amortization	(20)	(14)

Net book amount	110	104

Additions (through internal development)	7	36
Amortization	(3)	(6)
Other charges	(1)	(24)

At December 31	113	110

Comprising:
Gross amount	136	130
Accumulated amortization	(23)	(20)

Net book amount	113	110

Present value of acquired in-force business of long-term business contracts attributable to shareholders

        Prior to the adoption of IFRS 4, the present value of acquired in-force business (PVAIF) was accounted for under UK GAAP. On January 1, 2005, following the adoption of IFRS 4, PVAIF relating to investment contracts without discretionary participation features, which was previously included within long-term business, is removed and replaced by an asset representing the present value of the future profits of the asset management component of these contracts, where applicable. These contracts are accounted for under the provisions of IAS 18. The remainder of the PVAIF balance relates to insurance contracts and is accounted for under UK GAAP as permitted by IFRS 4.

        The present value of future profits of acquired asset management contracts relates to unit-linked contracts acquired as part of the M&G acquisition in 1999.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

H:    Other information on balance sheet items (Continued)

        Amortization is charged to the 'acquisition costs and other operating expenditure' line in the income statement over the period of provision of asset management services as those profits emerge.

	2007		2006
	Insurance contracts	Investment management	Insurance contracts	Investment management
	£ million	£ million	£ million	£ million
At January 1
Cost	220	12	233	12
Accumulated amortization	(154)	(6)	(141)	(3)

Net book amount	66	6	92	9

Exchange differences	2	—	(4)	—
Amortization charge	(9)	(2)	(22)	(3)

At December 31	59	4	66	6

Comprising
Cost	161	12	220	12
Accumulated amortization	(102)	(8)	(154)	(6)

Net book amount	59	4	66	6

H2:    Intangible assets attributable to the PAC with-profits fund

(a) Goodwill and other acquired intangible assets in respect of acquired investment subsidiaries

2007	Goodwill	Other acquired intangible assets	Total
	£ million	£ million	£ million
Carrying value at January 1, 2007	587	243	830
Additions	313	—	313
Amortization charge	—	(35)	(35)
Deconsolidated venture fund investments	(708)	(208)	(916)

At December 31, 2007	192	—	192

        All goodwill figures shown above reflect the cost. These have no impairment losses or other write-offs.

        All goodwill additions relate to the UK and the long-term business segments. Following the sale by the Group of PPM Capital in November 2007, the Group no longer controls venture fund investments and consequently has ceased to consolidate these operations, with these carried as investments of long-term business at fair value through profit and loss going forwards. Additional details on the changes in consolidated entities are provided in note I6.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

H:    Other information on balance sheet items (Continued)

        The recoverable amount for the venture fund investments previously controlled by the Group through PPM Capital was determined on a portfolio CGU basis by aggregating fair values calculated for each entity less costs to sell these entities.

        The fair value of each entity prior to deconsolidation following the disposal of PPM Capital was calculated in accordance with the International Private Equity and Venture Capital Valuation Guidelines which set out industry best practice for determining the fair value of private equity investments. The guidelines require that an enterprise value is calculated for each investment, typically using an appropriate multiple applied to the company's maintainable earnings. All amounts relating to financial instruments ranking higher in a liquidation than those controlled by the Group prior to the disposal of PPM Capital were then deducted from the enterprise value and a marketability discount applied to the result to give a fair value attributable to the instruments previously controlled by the Group. The marketability discount ranged from 10 per cent to 30 per cent, depending on the Group's level of control over a realization process.

        Management believes that any reasonable change in the key assumptions would not have given rise to an impairment charge.

(b) Deferred acquisition costs

	2007	2006
	£ million	£ million
At January 1	31	35
Additions	1	2
Amortization	(13)	(6)

At December 31	19	31

        The above costs relate to non-participating business written by the PAC with-profits sub-fund.

        No deferred acquisition costs are established for the participating business.

H3:    Reinsurers' share of insurance contract liabilities

	2007	2006
	£ million	£ million
Insurance contract liabilities	724	878
Claims outstanding	59	67

	783	945

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

H:    Other information on balance sheet items (Continued)

        The movement on reinsurers' share of insurance contract liabilities is as follows:

	2007	2006
	£ million	£ million
At January 1	878	1,203
Movement in the year	(147)	(265)
Foreign exchange translation differences	(7)	(60)

At December 31	724	878

H4:    Tax assets and liabilities

Assets

        Of the £285 million (2006: £404 million) current tax recoverable, the majority is expected to be recovered in one year or less.

Deferred tax asset

	2007	2006
	£ million	£ million
Unrealized losses on investments	129	83
Balances relating to investment and insurance contracts	2	439
Short-term timing differences	744	446
Capital allowances	20	12
Unused deferred tax losses	30	—

Continuing operations	925	980
Discontinued banking operations	—	32

Total	925	1,012

        Deferred tax assets are recognized to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted. The UK taxation regime applies separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2007 results and balance sheet position at December 31, 2007, the possible tax benefit of approximately £280 million (2006: £333 million), which may arise from capital losses valued at approximately £1.4 billion (2006: £1.7 billion), is sufficiently uncertain that it has not been recognized. In addition, a potential deferred tax asset of £112 million (2006: £71 million), which may arise from trading losses of approximately £350 million (2006: £245 million), is sufficiently uncertain that it has not been recognized.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

H:    Other information on balance sheet items (Continued)

Liabilities

        Of the £1,237 million (2006: £1,303 million) current tax liability, it is not practicable to estimate how much is expected to be settled in one year or less due to the uncertainty over when outstanding issues will be agreed with HM Revenue & Customs.

Deferred tax liability

	2007	2006
	£ million	£ million
Unrealized gains on investments	2,098	2,346
Balances relating to investment and insurance contracts	599	613
Short-term timing differences	766	916
Capital allowances	12	7

	3,475	3,882

        Unprovided deferred income tax liabilities on temporary differences associated with investments in subsidiaries, associates and interests in joint ventures are considered to be insignificant due to the availability of various UK tax exemptions and reliefs.

Discounting

        Deferred tax asset and liability balances have not been discounted.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

H:    Other information on balance sheet items (Continued)

H5:    Accrued investment income and other debtors

	2007	2006
	£ million	£ million
Accrued investment income
Interest receivable	1,434	1,331
Other	589	563

Continuing operations	2,023	1,894
Discontinued banking operations	—	6

Total	2,023	1,900

Other debtors
Surplus in respect of PSPS defined benefit pension schemes:(note I1)*
Surplus, gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies:
Attributable to PAC with-profits fund (i.e. absorbed by the liability for unallocated surplus)	365	—
Attributable to shareholder-financed operations (i.e. to shareholders' equity)	163	—

	528	—
Less investments in Prudential insurance policies	(140)	—

Net surplus after elimination of investments in Prudential insurance policies and matching policyholder liability from Group balance sheet	388	—
Premiums receivable:
From policyholders	154	200
From intermediaries	13	12
From reinsurers	104	22
Other	638	619

Continuing operations	1,297	853
Discontinued banking operations	—	199

Total	1,297	1,052

Total accrued investment income and other debtors	3,320	2,952

*
The 2007 pension surplus amounts relate to the PSPS defined benefit scheme. The 2006 amounts are included in H14 Provisions note.

        Of the £3,320 million (2006: £2,952 million) of accrued investment income and other debtors, £452 million (2006: £800 million) is expected to be settled after one year or more.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

H:    Other information on balance sheet items (Continued)

H6:    Property, plant and equipment

        Property, plant and equipment comprise Group occupied properties, development property and tangible assets. A reconciliation of the carrying amount of these items from the beginning of the year to the end of the year is as follows:

	Group occupied property	Development property	Tangible assets	Continuing operations	Discontinued operations	Total
	£ million	£ million	£ million	£ million	£ million	£ million
At January 1, 2006
Cost	262	175	853	1,290	246	1,536
Accumulated depreciation	(36)	—	(433)	(469)	(157)	(626)

Net book amount	226	175	420	821	89	910

Year ended December 31, 2006
Opening net book amount	226	175	420	821	89	910
Exchange differences	(8)	—	(8)	(16)	—	(16)
Depreciation charge	(6)	—	(96)	(102)	(43)	(145)
Additions	4	36	123	163	11	174
Arising on acquisition of subsidiaries	—	—	40	40	—	40
Disposals	(24)	—	(80)	(104)	6	(98)
Reclassification from held for investment	—	268	—	268	—	268

Closing net book amount	192	479	399	1,070	63	1,133

At January 1, 2007
Cost	225	479	917	1,621	226	1,847
Accumulated depreciation	(33)	—	(518)	(551)	(163)	(714)

Net book amount	192	479	399	1,070	63	1,133

Year ended December 31, 2007
Opening net book amount	192	479	399	1,070	63	1,133
Exchange differences	2	—	1	3	—	3
Depreciation charge	(48)	—	(50)	(98)	(9)	(107)
Additions	71	48	109	228	3	231
Arising on acquisition of subsidiaries	5	—	33	38	—	38
Disposal of subsidiaries	—	—	—	—	(57)	(57)
Deconsolidated venture fund investmentsI6	(69)	—	(261)	(330)	—	(330)
Disposals	(2)	—	(25)	(27)	—	(27)
Reclassification from held for investment	—	120	—	120	—	120
Reclassification from held for sale	—	8	—	8	—	8

Closing net book amount	151	655	206	1,012	—	1,012

At December 31, 2007
Cost	172	655	612	1,439	—	1,439
Accumulated depreciation	(21)	—	(406)	(427)	—	(427)

Net book amount	151	655	206	1,012	—	1,012

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

H:    Other information on balance sheet items (Continued)

        Of the above net book amounts, £nil (2006: £102 million) of Group occupied property and £nil (2006: £261 million) of tangible assets are attributable to consolidated venture investment subsidiaries of the PAC with-profits fund at December 31, 2007. All additions arising on acquisition of subsidiaries relate to acquisitions of venture investment subsidiaries of the PAC with-profits fund.

Capital expenditure: property, plant and equipment by primary segment

	2007	2006
	£ million	£ million
Long-term business	206	153
Asset management	11	6
Unallocated corporate	11	3

Continuing operations	228	162
Discontinued banking operations	3	12

Total	231	174

Capital expenditure: property, plant and equipment by secondary segment

	2007	2006
	£ million	£ million
UK	145	122
US	33	15
Asia	50	25

Continuing operations	228	162
Discontinued banking operations	3	12

Total	231	174

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

H:    Other information on balance sheet items (Continued)

H7:    Investment properties

        Investment properties principally relate to the PAC with-profits fund and are carried at fair value. A reconciliation of the carrying amount of investment properties at the beginning and end of the year is set out below:

	2007	2006
	£ million	£ million
At January 1	14,491	13,180
Additions:
Resulting from acquisitions	1,707	1,185
Resulting from expenditure capitalised	128	51
Resulting from acquisitions through business combinations	—	2
Disposals	(1,378)	(398)
Net (loss) gains from fair value adjustments	(1,128)	813
Net foreign exchange differences	14	(42)
Transfers to held for sale assets	(25)	(32)
Transfers to development properties	(121)	(268)

At December 31	13,688	14,491

        The income statement includes the following items in respect of investment properties:

	2007	2006	2005
	£ million	£ million	£ million
Rental income from investment properties	670	744	765
Direct operating expenses (including repairs and maintenance expenses)
arising from investment properties:
That generated rental income during the year	117	118	133
That did not generate rental income during the year	—	8	7

Total direct operating expenses	117	126	140

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

H:    Other information on balance sheet items (Continued)

        Investment properties of £3,665 million (2006: £4,990 million) are held under finance leases. A reconciliation between the total of future minimum lease payments at the balance sheet date, and their present value is shown below:

	2007	2006
	£ million	£ million
Future minimum lease payments at December 31	979	400
Future finance charges on finance leases	(877)	(325)

Present value of minimum lease payments	102	75

Future minimum lease payments are due as follows:
Less than 1 year	5	4
1 to 5 years	22	15
Over 5 years	952	381

Total	979	400

The present values of these minimum lease payments are:
Less than 1 year	5	3
1 to 5 years	22	15
Over 5 years	75	57

Total	102	75

        Contingent rent is that portion of the lease payments that is not fixed in amount but is based on the future value of a factor that changes other than with the passage of time. Contingent rent recognized as an expense in 2007 amounted to £14 million (2006: £11 million; 2005: £21 million). Contingent rents recognized as income in the year amounted to £26 million (2006: £33 million; 2005: £46 million).

        The Group's policy is to rent investment properties to tenants through operating leases. Minimum future rentals to be received on non-cancellable operating leases are receivable in the following periods:

	2007	2006
	£ million	£ million
Less than 1 year	679	658
1 to 5 years	2,464	2,382
Over 5 years	8,266	6,135

Total	11,409	9,175

        The total minimum future rentals to be received on non-cancellable sub-leases for land and buildings for the year ended December 31 2007 are £2,746 million (2006: £2,651 million).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

H:    Other information on balance sheet items (Continued)

H8:    Investments in associates and joint ventures

Investments in associates

        The Group had four associates at December 31, 2007 (2006: three; 2005: one) that are accounted for using the equity method. The Group acquired one new associate in 2007, a 30 per cent interest in The Nam Khang, a Vietnamese property developer. The Group's other associates, a 30 per cent interest in Apollo Education and Training Organization Vietnam, a 25 per cent interest in OYO Developments Limited, and a 38.6 per cent interest in IFonline Group Limited (IFonline), were held by the Group in both 2007, 2006 and 2005.

        The Group also has investments in associates which meet the IAS 28 criteria for measurement at fair value through profit and loss in accordance with IAS 39.

Associates accounted for using the equity method

        Equity accounting is applied to IFonline based on its reporting period of the year to November 30 and is adjusted for material changes up to December 31. Accordingly, the information is deemed to cover the same period as that of the Group.

        A summary of the movements in investments in associates accounted for using the equity method in 2007, 2006 and 2005 is set out below:

	Share of capital	Share of reserves	Share of net assets	Goodwill	Total carrying value
	£m	£m	£m	£m	£m
Balance at January 1, 2005	4	(6)	(2)	7	5
Share of profit for the year after tax	—	0	0	—	0

Balance at December 31, 2005	4	(6)	(2)	7	5
Share of profit for the year after tax	—	1	1	—	1

Balance at December 31, 2006	4	(5)	(1)	7	6
Acquisitions	5	—	5	1	6
Share of profit for the year after tax	—	—	—	—	—

Balance at December 31, 2007	9	(5)	4	8	12

        There have been no changes recognized directly in the equity of associates that would also be recognized directly in equity by the Group.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

H:    Other information on balance sheet items (Continued)

        The Group's share of the assets and liabilities of associates accounted for using the equity method at December 31, 2007 and 2006 and their revenues and profit and loss for 2007, 2006 and 2005 are as follows:

	2007	2006
	£ million	£ million
Financial position
Total assets (excluding goodwill)	7	4
Total liabilities	(3)	(5)

Net assets	4	(1)

	2007	2006	2005
	£ million	£ million	£ million
Results of operations
Revenue	5	3	2
Profit in the year	—	1	0

Associates carried at fair value through profit and loss

        The Group's associates that are carried at fair value through profit and loss comprise investments in OEICs, unit trusts, funds holding collateralized debt obligations, property unit trusts, and venture capital investments of the PAC with-profits fund managed by PPM Capital, where the Group has significant influence. These investments are incorporated both in the UK and overseas, and some have year ends which are non-coterminous with that of the Group. In these instances, the investments are recorded at fair value at December 31, 2007 based on valuations or pricing information at that specific date. The aggregate fair value of associates carried at fair value through profit and loss where there are published price quotations is approximately £2 billion (2006: £2 billion) at December 31, 2007.

        The aggregate assets of these associates are approximately £9 billion (2006: £7 billion). Aggregate liabilities, excluding liabilities to unit holders and shareholders for unit trusts and OEICs, are approximately £2 billion (2006: £3 billion). Fund revenues, with revenue arising in unit trusts and OEICs deemed to constitute the investment return for these vehicles, were approximately £0.5 billion (2006: £0.4 billion) and net profit in the year, excluding unit trusts and OEICs where all investment returns accrue to unit holders or shareholders respectively, was approximately £0.2 billion (2006: £0.2 billion).

Investments in joint ventures

        Joint ventures represent activities over which the Group exercises joint control through contractual agreement with one or more parties. The Group's significant joint ventures, which are accounted for

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

H:    Other information on balance sheet items (Continued)

using proportionate consolidation, comprise various joint ventures relating to property investments where the Group has a 50 per cent interest as well as the following interests:

Investment	% held	Principal activity	Country
ICICI Prudential Life Insurance Company Limited	26	Life assurance	India
BOCI—Prudential Asset Management Limited	36	Pensions	China
PruHealth	50	Private medical insurance	UK
CITIC—Prudential Life Insurance Company Limited	50	Life assurance	China
CITIC Prudential Fund Management Company Limited	49	Asset management	China
Prudential ICICI Asset Management Company Limited	49	Asset management	India
Prudential BSN Takaful Berhad	49	General and life insurance	Malaysia

        In August 2007, the Group increased its stake in CITIC Prudential Fund Management Company Limited from 33 per cent to 49 per cent.

        On September 29, 2007, following the change in management of the operation in accordance with the original agreement, CITIC—Prudential Life Insurance Company Limited has been accounted for as a joint venture. Prior to the change in management agreement CITIC—Prudential Life Insurance Company Limited was accounted for as a subsidiary undertaking. Whilst the management agreement has been revised there has been no change in the Group's level of holding.

        Prudential BSN Takaful Berhad was a new joint venture in 2006.

        In January 2006, the Group sold its 50 per cent interest in Marlborough Stirling Mortgage Services Limited for £2.9 million. The profit on sale before tax of £1.7 million was included in investment income in the consolidated income statement.

        The investments noted in the table above have the same accounting year end as the Group, except for Prudential ICICI Asset Management Company Limited. Although this investment has a reporting period of 31 March, 12 months of financial information up to December 31 is recorded. Accordingly, the information is deemed to cover the same period as that of the Group.

        The summarized financial data for the Group's share of investments in joint ventures is as follows:

	2007	2006
	£ million	£ million
Financial position
Current assets	1,277	91
Non-current assets	173	638

Total assets	1,450	729

Current liabilities	(115)	(47)
Non-current liabilities	(1,121)	(467)

Total liabilities	(1,236)	(514)

Net equity	214	215

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

H:    Other information on balance sheet items (Continued)

	2007	2006	2005
	£ million	£ million	£ million
Results of operations
Revenues	500	265	156
Expenses	(546)	(273)	(161)

Net loss	(46)	(8)	(5)

        There are several minor service agreements in place between the joint ventures and the Group. During 2007, the aggregate amount of the transactions was £5.4 million and the balance outstanding as at December 31, 2007 was £4.7 million.

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

        As at December 31, 2006, one venture subsidiary, Pharmacia Diagnostics, was classified as held for sale. The disposal of this subsidiary was completed on January 18, 2007.

        Gains on disposal of held for sale assets and liabilities are recorded in 'investment income' within the income statement.

        Major classes of assets and liabilities held for sale are as follows:

	2007	2006
	£ million	£ million
Assets
Goodwill	—	138
Intangible assets	—	112
Property, plant and equipment	—	48
Other assets	—	105
Investment properties	30	60

Non-current assets held for sale	30	463

Liabilities
Other liabilities	—	64
Borrowings	—	323

Non-current liabilities held for sale	—	387

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

H:    Other information on balance sheet items (Continued)

H10:    Cash and cash equivalents

        Cash and cash equivalents consist of cash in hand, balances with banks, and certain short-term deposits and debt instruments. Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

	2007	2006
	£ million	£ million
Cash	4,528	3,902
Cash equivalents	423	260

Continuing operations	4,951	4,162
Discontinued banking operations	—	909

Total cash and cash equivalents	4,951	5,071

        Cash and cash equivalents held in the parent company and finance subsidiaries are considered to be available for use by the Group. These funds amount to £339 million and £437 million in 2007 and 2006, respectively. The remaining amounts, generally not available for use by the Group, include cash and cash equivalents held for the benefit of policyholders and, in 2006, loans and advances to banks held by Egg.

H11:    Shareholders' equity: Share capital, share premium and reserves

        The authorized share capital of the Company is £220 million (2006: £220 million) (divided into 4,000,000,000 (2006: 4,000,000,000) ordinary shares of 5 pence each and 2,000,000,000 sterling preference shares of 1 pence each) and US$20 million (divided into 2,000,000,000 US dollar preference shares of 1 cent each) and Euros 20 million (divided into 2,000,000,000 Euro preference shares of 1 cent each). None of the preference shares have been issued. A summary of the ordinary shares in issue is set out below:

	2007	2006
	£ million	£ million
Share capital and share premium
Ordinary share capital: 2,470 million (2006: 2,444 million)
Shares issued	123	122
Share premium	1,828	1,822
Reserves
Retained earnings	4,440	3,640
Translation reserve	(112)	(125)
Available-for-sale and hedging reserves	(78)	29

Total shareholders' equity	6,201	5,488

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

H:    Other information on balance sheet items (Continued)

Share capital and share premium

	Number of ordinary shares	Share capital	Share premium
		£ million	£ million
2006
Issued shares of 5p each fully paid:
At the beginning of the year	2,386,784,266	119	1,564
Shares issued under share option schemes	2,953,552	—	15
Shares issued in lieu of cash dividends	12,940,993	1	75
Shares issued in respect of acquisition of Egg minority interests	41,633,614	2	243
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	—	—	(75)

At end of the year	2,444,312,425	122	1,822

2007
Issued shares of 5p each fully paid:
At the beginning of the year	2,444,312,425	122	1,822
Shares issued under share option schemes	803,818	—	6
Shares issued in lieu of cash dividends	24,900,997	1	175
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	—	—	(175)

At end of the year	2,470,017,240	123	1,828

        Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

        At December 31, 2007, there were options outstanding under Save As You Earn schemes to subscribe for 9,017,442 (2006: 10,722,274) shares at prices ranging from 266 pence to 695 pence (2006: 266 pence to 715 pence) and exercisable by the year 2014 (2013). In addition, there are 2,037,220 (2006: 4,113,481) conditional options outstanding under the RSP and 3,485,617 (2006: 1,623,637) under the GPSP exercisable at nil cost within a 10-year period.

        The cost of own shares of £60 million as at December 31, 2007 (2006: £79 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans and savings-related share option schemes. At December 31, 2007, 6.6 million (2006: 7.5 million) Prudential plc shares with a market value of £47 million (2006: £52 million) were held in such trusts. In 2007, the Company purchased 1.2 million (2006: 2.3 million) shares in respect of employee incentive plans at a cost of £9 million (2006: £15 million). The maximum number of shares held in the year was 8.5 million which was at the beginning of the year. Of this total, 5.1 million (2006: 4.8 million) shares were held in trusts under employee incentive plans.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

H:    Other information on balance sheet items (Continued)

        Of the total shares held in trust, 1.5 million (2006: 2.7 million) shares were held by a qualifying employee share ownership trust. These shares are expected to be fully distributed in the future on maturity of savings-related share option schemes at a weighted average exercise price of 274 pence (2006: 303 pence).

        The Group has consolidated a number of authorized investment funds where it is deemed to control these funds under IFRS. Certain of these funds hold shares in Prudential plc. The total number of shares held by these funds at December 31, 2007 was 4.1 million (2006: 4.9 million) and the cost of acquiring these shares of £22 million (2006: £26 million) is included in cost of own shares. The market value of these shares as at December 31, 2007 was £29 million (2006: £34 million).

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

H12:    Insurance contract liabilities and unallocated surplus of with-profits funds

Movement in year

	Insurance contract liabilities	Unallocated surplus of with-profits funds
	£ million	£ million
At January 1, 2006	120,436	11,330
Income and expense included in the income statement	7,811	2,296
Foreign exchange translation differences	(5,034)	(27)

At December 31, 2006	123,213	13,599

At January 1, 2007	123,213	13,599
Income and expense included in the income statement	9,590	760
Foreign exchange translation differences	(167)	(8)

At December 31, 2007	132,636	14,351

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

H:    Other information on balance sheet items (Continued)

H13:    Borrowings

Core structural borrowings of shareholder-financed operations

	Innovative Tier 1*	Lower Tier 2*	Senior†	2007 Total	2006 Total
	£ million	£ million	£ million	£ million	£ million
Central companies
Subordinated debt:
€500m 5.75% Subordinated Notes 2021 (note i)		365		365	335
€20m Medium-Term Subordinated Notes 2023 (note ii)		15		15	13
£435m 6.125% Subordinated Notes 2031		427		427	427
US$1,000m 6.5% Perpetual Subordinated Capital Securities (note iii)	485			485	484
US$250m 6.75% Perpetual Subordinated Capital Securitie (note iv)	124			124	125
US$300m 6.5% Perpetual Subordinated Capital Securitie (notes iv and v)	154			154	154

	763	807	—	1,570	1,538
Senior debt:
£150m 9.375% Guaranteed Bonds 2007				—	150
£249m 5.5% Bonds 2009			248	248	248
£300m 6.875% Bonds 2023			300	300	300
£250m 5.875% Bonds 2029			249	249	249

	—	—	797	797	947

Total central companies	763	807	797	2,367	2,485
US operations
US$250m 8.15% Surplus Notes 2 (note vi)		125		125	127

Total continuing operations	763	932	797	2,492	2,612
Discontinued banking operations
£250m 7.5% Subordinated Notes 2013				—	250
£200m 6.875% Subordinated Notes 2021				—	201

	—	—	—	—	451

Total (note vii)	763	932	797	2,492	3,063

*
These debt classifications are consistent with the treatment of capital for regulatory purposes, as defined in the FSA Handbook.

†
The senior debt ranks above subordinated debt in the event of liquidation.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

H:    Other information on balance sheet items (Continued)

Notes
(i)
The €500 million 5.75 per cent borrowings have been swapped into borrowings of £333 million with interest payable at six month £Libor plus 0.962 per cent.

(ii)
The €20 million Medium-Term Subordinated Notes were issued at 20-year Euro Constant Maturity Swap (capped at 6.5 per cent). These have been swapped into borrowings of £14 million with interest payable at three month £Libor plus 1.2 per cent.

(iii)
Interest on the US$1,000 million 6.5 per cent borrowings was swapped into floating rate payments at three month US$Libor plus 0.80 per cent. In January 2008, this was swapped back into fixed rate payments at 6.5 per cent.

(iv)
The US$250 million 6.75 per cent borrowings and the US$300 million 6.5 per cent borrowings can be converted, in whole or in part, at the Company's option and subject to certain conditions, on any interest payment date falling on or after March 23, 2010 and March 23, 2011 respectively, into one or more series of Prudential preference shares.

(v)
Interest on the US$300 million 6.5 per cent borrowings was swapped into floating rate payments at three month US$Libor plus 0.0225 per cent. In January 2008, this was swapped back into fixed rate payments at 6.5 per cent.

(vi)
The Surplus Notes are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of the US operations.

(vii)
Maturity analysis

The following table sets out the maturity analysis of the Group's core structural borrowings:

	2007	2006
	£ million	£ million
Less than 1 year	—	150
1 to 2 years	248	—
2 to 3 years	—	248
3 to 4 years	—	—
4 to 5 years	—	—
Over 5 years	2,244	2,665

Total	2,492	3,063

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

H:    Other information on balance sheet items (Continued)

Operational borrowings attributable to shareholder-financed operations

	2007	2006
	£ million	£ million
Borrowings in respect of short-term fixed income securities programmes
Commercial paper	2,422	2,017
Floating Rate Notes 2007	—	5
Medium-Term Notes 2008	48	—
Medium-Term Notes 2010	7	10

	2,477	2,032

Non-recourse borrowings of US operations (note i)
Jackson (note ii)	126	—
Investment subsidiaries (note iii)	9	76
Piedmont and CDO funds (note iv)	456	667

	591	743

Other borrowings
Bank loans and overdrafts	6	9
Obligations under finance leases	7	6

	13	15

Total continuing operations	3,081	2,790
Discontinued banking operations (note v)	—	2,819

Total (note vi)	3,081	5,609

Notes

(i)
In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of those subsidiaries and funds.

(ii)
This represents senior debt issued through the Federal Home Loan Bank of Indianapolis and is secured on collateral posted with FHLB by Jackson. The interest rate on this debt is variable based on a market rate and was 4.45 per cent at December 31, 2007.

(iii)
In 2006, this constituted senior and subordinated notes and mortgage loans. During 2007, the notes were repaid.

(iv)
Piedmont is an investment trust investing in certain asset-backed and mortgage-backed securities in the US. These borrowings pertain to debt instruments issued to external parties.

(v)
The borrowings in respect of banking operations comprise deposits by banks of £nil (2006: £2,220 million) and unsubordinated debt securities issued by Egg of £nil (2006: £599 million). The deposits by banks mainly relate to securitization of credit card receivables. See also note G4.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

H:    Other information on balance sheet items (Continued)

(vi)
Maturity analysis

The following table sets out the maturity analysis of the Group's operational borrowings attributable to shareholder-financed operations:

	2007	2006
	£ million	£ million
Less than 1 year	2,618	3,135
1 to 2 years	—	533
2 to 3 years	7	946
3 to 4 years	44	266
4 to 5 years	—	48
Over 5 years	412	681

Total	3,081	5,609

Borrowings attributable to with-profits funds

	2007	2006
	£ million	£ million
Non-recourse borrowings of venture fund investment subsidiarie (note i)	—	926
Non-recourse borrowings of consolidated investment fund (note i)	789	681
£100m 8.5% Undated Subordinated Guaranteed Bonds of Scottish Amicable Finance plc (note ii)	100	100
Other borrowings (predominantly obligations under finance leases)	98	69

Total (note iii)	987	1,776

Notes

(i)
In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of those subsidiaries and funds.

(ii)
The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinate to the entitlements of the policyholders of that fund.

(iii)
Maturity analysis

      The following table sets out the maturity analysis of the Group's borrowings attributable to with-profits funds:

	2007	2006
	£ million	£ million
Less than 1 year	103	33
1 to 2 years	16	12
2 to 3 years	62	—
3 to 4 years	—	319
4 to 5 years	154	—
Over 5 years	652	1,412

Total	987	1,776

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

H:    Other information on balance sheet items (Continued)

H14:    Provisions and contingencies

Provisions

	2007	2006
	£ million	£ million
Provision in respect of defined benefit pension schemes: (note I1)
(Surplus) deficit, gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies:
Attributable to PAC with-profits fund (i.e. absorbed by the liability for unallocated surplus)	27	(73)
Attributable to shareholder-financed operations (i.e. to shareholders' equity)	54	8

	81	(65)
Add back: Investments in Prudential insurance policies	172	287

Provision after elimination of investments in Prudential insurance policies and matching policyholder liability from Group balance sheet	253	222
Other provisions (see below)	220	238

Continuing operations	473	460
Discontinued banking operations	—	4

Total provisions	473	464

        The pension deficit does not include amounts relating to the PSPS pension scheme for 2007. These amounts are included in the accrued investment income and the other debtors note on H5.

        Analysis of other provisions:

	2007	2006
	£ million	£ million
At January 1	238	175
Charged to income statement:
Additional provisions	116	161
Unused amounts reversed	(23)	(13)
Used during the year	(112)	(81)
Exchange differences	1	(4)

At December 31	220	238

Comprising:
Legal provisions	19	11
Restructuring provisions	35	72
Other provisions	166	155

Total	220	238

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

H:    Other information on balance sheet items (Continued)

        Of the other provisions balance, £77 million (2006: £55 million) is expected to be settled within one year. Employer contributions expected to be paid into defined benefit pension schemes within one year are shown in note I1.

Legal provisions

        The legal provisions of £19 million (2006: £11 million) relate predominantly to Jackson. Jackson has been named in civil proceedings, which appear to be substantially similar to other class action litigation brought against many life insurers in the US, alleging misconduct in the sale of insurance products. During 2007, an additional provision of £12 million was made and £4 million was paid.

Restructuring provisions

        Restructuring provisions of £35 million (2006: £76 million) comprise £35 million (2006: £72 million) relating to restructuring activity of UK insurance operations and £nil (2006: £4 million) relating to discontinued banking operations.

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

        At January 1, 2006, a provision of £30 million was brought forward ,and during 2006 an additional £75 million was provided, £4 million of unused provision was released, and £29 million was paid.

        During 2007, an additional provision of £21 million was provided, £14 million of unused provision was released, and £44 million was paid.

        On November 28, 2007 Prudential UK announced it had entered into a partnership agreement with Capita Group Plc ('Capita') to outsource a large proportion of its in-force and new business policy administration. Under the terms of the proposed agreement, Capita will provide customer servicing, policy administration, new business processing, claims activity and related IT support to Prudential UK.

Discontinued banking operations restructuring

        Following the disposal of Egg in 2007 there was no provision held at December 31, 2007. In 2006, as a result of the UK and Egg initiative described above, a provision of £1 million was brought forward relating to Egg's withdrawal from the French market, and during 2006 an additional £11 million was provided, of which £8 million was used.

Other provisions

        Other provisions of £166 million (2006: £155 million) include provisions of £155 million (2006: £134 million) relating to staff benefit schemes. During 2007, another £78 million was provided, £3 million of unused provision was released and £54 million was paid. In 2006, a provision of

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

H:    Other information on balance sheet items (Continued)

£94 million was brought forward, an additional £78 million was provided, £7 million of unused provision was released and £31 million was paid. Other provisions also include £11 million (2006: £18 million) relating to various onerous contracts where, in 2007, an additional £2 million was provided, £1 million of unused provision was released and £8 million was used. In 2006, £19 million was brought forward, £1 million was provided and £2 million was used. The remaining provisions of £3 million in 2006 include VAT provisions.

Contingencies and related obligations

Litigation

        In addition to the legal proceedings relating to Jackson mentioned above, the Group is involved in other litigation and regulatory issues arising in the ordinary course of business. Whilst the outcome of such matters cannot be predicted with certainty, the directors believe that the ultimate outcome of such litigation and regulatory issues will not have a material adverse effect on the Group's financial condition, results of operations, or cash flows.

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

        The table below summarizes the change in the pension mis-selling provision for the years ended December 31, 2007 and 2006. The change in the provision is included in benefits and claims in the income statement and the movement in unallocated surplus of with-profits funds has been determined accordingly.

	2007	2006
	£ million	£ million
Balance at beginning of year	401	331
Changes to actuarial assumptions and method of calculation	71	108
Discount unwind	22	15
Redress to policyholders	(41)	(48)
Payment of administrative costs	(5)	(5)

Balance at end of year	448	401

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

H:    Other information on balance sheet items (Continued)

        The pension mis-selling provision is included within the liabilities in respect of investment contracts with discretionary participation features under IFRS 4.

        The pension mis-selling provision at December 31, 2007 set out above of £448 million is stochastically determined on a discounted basis. The average discount rate implied in the movement in the year is 4.6 per cent. The undiscounted amounts at December 31, 2007 expected to be paid in each of the years ending December 31 are as follows:

2007
£ million
Year ended December 31
2008	51
2009	15
2010	15
2011	15
2012	22
Thereafter	707

Total undiscounted amount	825
Aggregate discount	(377)

Discounted pension mis-selling provision at December 31, 2007	448

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

H:    Other information on balance sheet items (Continued)

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

        The Group is exposed to mortgage endowment products in respect of policies issued by Scottish Amicable Life plc (SAL) and policies issued by Scottish Amicable Life Assurance Society (SALAS) which were transferred into SAIF. At December 31, 2007, provisions of £5 million (2006: £5 million) in SAL and £43 million (2006: £45 million) in SAIF were held to cover potential compensation in respect of mortgage endowment product mis-selling claims. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, this provision has no impact on shareholders.

        In addition, in the year ended December 31, 2007 Prudential Assurance's main with-profits fund paid compensation of £5 million (2006: £11 million) in respect of mortgage endowment products mis-selling claims and at December 31, 2007 held a provision of £55 million (2006: £60 million) in respect of further compensation. The movement in this provision has no impact on the Group's profit before tax.

        In May 2006, the Group introduced a deadline for both Prudential and Scottish Amicable mortgage endowment complaints. Impacted customers have three years to lodge a mis-selling complaint in line with the time limit prescribed by the FSA and the ABI.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

H:    Other information on balance sheet items (Continued)

Guaranteed annuities

        Prudential Assurance used to sell guaranteed annuity products in the UK and at December 31, 2007 held a provision of £45 million (2006: £47 million) within the main with-profits fund to honor guarantees on these products. The Group's main exposure to guaranteed annuities in the UK is through SAIF and at December 31, 2007 a provision of £563 million (2006: £561 million) was held in SAIF to honor the guarantees. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, the movement in this provision has no impact on shareholders.

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

        Given the size of the Group's with-profits business any proposal is likely to be time consuming and complex to implement and is likely to involve a payment to policyholders from shareholders' funds. If a reattribution is completed, the inherited estate will continue to provide working capital for the long-term insurance fund.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

H:    Other information on balance sheet items (Continued)

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

        In 1997, the business of SALAS, a mutual society, was transferred to Prudential Assurance. In effecting the transfer, a separate sub-fund, SAIF, was established within Prudential Assurance's long-term business fund. This sub-fund contains all the with-profits business and all other pension business that was transferred. No new business has been or will be written in the sub-fund and the sub-fund is managed to ensure that all the invested assets are distributed to SAIF policyholders over the lifetime of SAIF policies. With the exception of certain amounts in respect of the unitized with-profits life business, all future earnings arising in SAIF are retained for SAIF policyholders. Any excess (deficiency) of revenue over expense within SAIF during a period is offset by a transfer to (from) the SAIF unallocated surplus. Shareholders have no interest in the profits of SAIF but are entitled to the asset management fees paid on this business. With the exception of certain guaranteed annuity products mentioned earlier in this note, and certain products which include a minimum guaranteed rate of accumulation, the majority of SAIF with-profits policies do not guarantee minimum rates of return to policyholders.

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

Guarantees and commitments

        Guarantee funds in both the UK and the US provide for payments to be made to policyholders on behalf of insolvent life insurance companies. These guarantee funds are financed by payments assessed on solvent insurance companies based on location, volume and types of business. The Group estimated its reserve for future guarantee fund assessments for Jackson to be £9 million at December 31, 2007 (2006: £9 million). Similar assessments for the UK businesses were not significant. The directors believe that the reserve is adequate for all anticipated payments for known insolvencies.

        At December 31, 2007, Jackson has unfunded commitments of £181 million (2006: £174 million) related to its investments in limited partnerships and of £104 million (2006: £38 million) related to commercial mortgage loans. These commitments were entered into in the normal course of business and the directors do not expect a material adverse impact on the operations to arise from them.

        The Group has provided other guarantees and commitments to third parties entered into in the normal course of business but the directors do not consider that the amounts involved are significant.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

H:    Other information on balance sheet items (Continued)

H15:    Other liabilities

	2007	2006
	£ million	£ million
Creditors arising from direct insurance and reinsurance operations	538	521
Interest payable	76	89
Derivative liabilities	1,080	510
Other items	177	378

Continuing operations	1,871	1,498
Discontinued banking operations	—	154

Total	1,871	1,652

I:    Other notes

I1:    Staff and pension plans

(a) Staff and employment costs

        The average number of staff employed by the Group during the year were:

	2007	2006	2005
Business operations:
UK operations	7,732	8,259	8,244
US operations	3,123	2,863	2,588
Asian operations	16,807	12,114	9,652
Venture fund investment subsidiaries of the PAC with-profits fund (see below)	21,184	8,898	8,713

Continuing operations	48,846	32,134	29,197
Discontinued banking operations	770	2,655	2,464

Total	49,616	34,789	31,661

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

I:    Other notes (Continued)

        The costs of employment for continuing operations were:

	2007	2006	2005
	£ million	£ million	£ million
Business operations:
Wages and salaries	819	761	706
Social security costs	62	58	56
Other pension costs (see below)	62	67	73
Pension actuarial gains credited to income statement	(296)	(469)	(155)
	(234)	(402)	(82)
Venture fund investment subsidiaries of the PAC with-profits fund (see below)	423	230	206

Total for continuing operations	1,070	647	886
Discontinued banking operations	21	76	105

Total	1,091	723	991

        Other pension costs comprises £34 million (2006: £45 million; 2005: £54 million) relating to defined benefit schemes and £28 million (2006: £22 million; 2005: £19 million) relating to defined contribution schemes of continuing operations. Of the defined contribution scheme costs, £19 million (2006: £14 million; 2005: £13 million) related to overseas defined contribution schemes. The £34 million (2006: £45 million; 2005: £54 million) comprises a £14 million (2006: £29 million; 2005: £43 million) charge on an economic basis, reflecting the total assets of the schemes, and a further £20 million (2006: £16 million; 2005; £11 million) charge to adjust for amounts invested in Prudential insurance policies to arrive at the IAS 19 basis charge. The £296 million (2006: £469 million; 2005: £155 million) of actuarial gains comprises £295 million (2006: £485 million; 2005: £171 million) of actuarial gains on an economic basis and £1 million actuarial gain (2006: £16 million actuarial losses; 2005: £16 million actuarial losses) for amounts invested in Prudential insurance policies. The derivation of these amounts is shown in note (b)(i)7 below.

        Of the £423 million (2006: £230 million; 2005: £206 million) costs of employment for venture fund investment subsidiaries, £349 million (2006: £189 million; 2005: £169 million) relates to wages and salaries, £70 million (2006: £27 million; 2005: £31 million) relates to social security costs and £4 million (2006: £14 million; 2005: £6 million) relates to pension costs. Following the change of control arrangements put in place at the same time as the sale by the Group of PPM Capital in November 2007, the Group no longer controls those venture fund investment subsidiaries managed by the sold entity and consequently has ceased to consolidate these operations subsequent to this, with the average number of staff employed and costs of employment for 2007 detailed above reflecting the period prior to disposal.

        Of the £21 million (2006: £76 million; 2005: £105 million) costs of employment for discontinued banking operations, £18 million (2006: £64 million; 2005: £93 million) relates to wages and salaries, £2 million (2006: £7 million; 2005: £8 million) relates to social security costs and £1 million (2006: £5 million; 2005; £4 million) relates to pension costs.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

I:    Other notes (Continued)

(b) Pension plans

(i) Defined benefit plans

1. Summary

        The Group business operations operate a number of pension schemes. The specific features of these plans vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded wholly by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). Eighty-seven per cent (2006: 88 per cent) of the liabilities of the Group defined benefit schemes are accounted for within PSPs.

        The Group also operates two smaller defined benefit schemes for UK employees in respect of Scottish Amicable and M&G activities. For all three schemes the projected unit method was used for the most recent full actuarial valuations. There is also a small defined benefit scheme in Taiwan.

        As at December 31, 2007, the shareholders' share of the surplus for PSPS and the deficits of the other schemes amounted to a £76 million surplus net of related tax relief (2006: £8 million deficit). These amounts are determined after including amounts invested by PSPS and the M&G scheme in Prudential policies as explained later in this note.

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

        The finalization of the valuation as at April 5, 2005 was accompanied by changes to the basis of funding for the scheme with effect from that date. Deficit funding amounts designed to eliminate the actuarial deficit over a 10 year period have been and are being made based on that valuation. Total contributions to the Scheme for deficit funding and employer's contributions for ongoing service for current employees are expected to be of the order of £70-75 million per annum over a 10-year period. In 2007, total contributions for the year including expenses and augmentations were £82 million (2006: £137 million). The 2006 amount reflected an increased level of contributions for ongoing service and deficit funding backdated to April 6, 2005 including expenses and augmentations.

        Under IAS 19 the basis of valuation differs markedly from the full triennial valuation basis. In particular, IAS 19 requires assets of the scheme to be valued at their market value at the year end, while pension liabilities are required to be discounted at a rate consistent with the current rate of return on a high quality corporate bond. As a result, the difference between IAS 19 basis assets and liabilities can be volatile. For those schemes such as PSPS, which hold a significant proportion of their assets in equity investments, the volatility can be particularly significant. On the economic basis (including investments of PSPS and the M&G scheme in Prudential policies as assets) for 2007, a £23 million (2006: £28 million) pre-tax shareholder charge to total profits. In addition, included in total profits is a pre-tax shareholder credit of £90 million (2006: £167 million) for net actuarial gains.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

I:    Other notes (Continued)

        In addition, also on the economic basis, the PAC with-profits sub-fund was credited £9 million (2006: charge of £1 million) for the aggregate of service cost and net finance income and benefited by £205 million (2006: £318 million) for its share of net actuarial gains on the scheme assets and liabilities. As shareholder profits for the PAC with-profits sub-fund reflects the surplus for distribution, these amounts are effectively absorbed by an increased charge in the income statement for the transfer to the liability for unallocated surplus.

        The actuarial gains primarily represent the difference between actual and expected investment returns for the schemes and the reduction in liabilities primarily caused by an increase in the discount rate caused by increases in corporate bond returns, which more than offsets the effects of strengthened mortality assumptions for the UK pension schemes.

        Surpluses and deficits on the Group's defined benefit schemes are apportioned to the PAC life fund and shareholders' funds based on estimates of employees' service between them. At December 31, 2005, the deficit of PSPS was apportioned in the ratio 70/30 between the life-fund and shareholder-backed operations following detailed consideration of the sourcing of previous contributions. This ratio was applied to the base deficit position at January 1, 2006 and for the purpose of determining the allocation of the movements in that position up to December 31, 2007. The IAS 19 service charge and ongoing employer contributions are allocated by reference to the cost allocation for current activity. The deficit of the Scottish Amicable Pension Scheme of £54 million has been allocated 50 per cent to the PAC with-profits fund and 50 per cent to the PAC shareholder fund.

        Reflecting these two elements, at December 31, 2007, the total share of the surplus on PSPS and the deficit on the smaller Scottish Amicable scheme attributable to the PAC with-profits fund amounted to a net surplus of £304 million (2006: £66 million) net of related tax relief.

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

        The Trustee sets the general investment policy and specifies any restrictions on types of investment and the degrees of divergence permitted from the benchmark, but delegates the responsibility for selection and realization of specific investments to the Investment Managers. In carrying out this responsibility, the Investment Managers are required by the Pensions Act 1995 to have regard to the need for diversification and suitability of investments. Subject to a number of restrictions contained within the relevant asset management agreements, the Investment Managers are authorized to invest in

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

I:    Other notes (Continued)

any class of investment asset. However, the Investment Managers will not invest in any new class of investment asset without prior consultation with the Trustee.

        The Trustee consults the Principal Employer, the Prudential Assurance Company, on these investment principles, but the ultimate responsibility for the investment of the assets of the scheme lies with the Trustee.

        The investment policies and strategies for the other two UK defined benefit schemes, the M&G Group Pension Scheme and the Scottish Amicable Staff Pension Scheme, which are both final salary schemes, follow similar principles, but have different target allocations reflecting the particular requirements of the schemes.

3. Assumptions

        The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the years ended December 31 were as follows:

	2007	2006	2005
	%	%	%
Discount rate	5.9	5.2	4.8
Rate of increase in salaries	5.3	5.0	4.8
Rate of increase of pensions in payment for inflation:
Guaranteed (maximum 5%)	3.3	3.0	2.8
Guaranteed (maximum 2.5%)*	2.5	2.5	2.5
Discretionary*	2.5	2.5	2.5
Expected returns on plan assets	6.2	5.9	6.1

*
The rates of 2.5 per cent shown are those for PSPS. Assumed rates of increase of pensions in payment for inflation for all other schemes are 3.3 per cent in 2007 (2006: 3.0 per cent; 2005: 2.8 per cent).

        The calculations are based on current actuarially calculated mortality estimates with a specific allowance made for future improvements in mortality, which is broadly in line with that adopted for the 92 series of mortality tables prepared by the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries. In 2007, the mortality assumptions were strengthened by including a floor to the medium cohort improvements.

        The tables used for PSPS at December 31, 2007 were:

        Male: 100 per cent PMA92 with CMIR17 improvements to the valuation date and medium cohort improvements subject to a floor of 1.75% up to the age of 90, decreasing linearly to zero by age of 120 (2006: 100 per cent PMA92 with CMIR17 improvements to the valuation date and medium cohort improvements in future); and

        Female: 100 per cent PFA92 with CMIR17 improvements to the valuation date and 75% medium cohort improvements subject to a floor of 1% up to the age of 90 and decreasing linearly to zero by age of 120 (2006: 100 per cent PFA92 with CMIR17 improvements to the valuation date and medium cohort improvements in future).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

I:    Other notes (Continued)

        The assumed life expectancies on retirement at age 60, based on the mortality table used was:

	2007 Years		2006 Years
	Male	Female	Male	Female
Retiring today	26.2	28.3	25.0	28.1
Retiring in 15 years' time	28.7	29.3	26.1	29.1

        The mean term of the current PSPS liabilities is around 20 years.

        Using external actuarial advice provided by Watson Wyatt Partners for the valuation of PSPS and by Aon Limited for the M&G scheme, and internal advice for the Scottish Amicable scheme, the most recent full valuations have been updated to December 31, 2007, applying the principles prescribed by IAS 19.

4. Summary financial position

        The Group liability in respect of defined benefit pension schemes is as follows:

	2007	2006	2005
	£ million	£ million	£ million
Surplus (deficit) included in balance sheet under IAS 19	135	(222)	(796)
Add back: investments in Prudential insurance policies (offset on consolidation in the Group financial statements against insurance liabilities)	312	287	253

Economic surplus (deficit)	447	65	(543)

Economic position:
Surplus (deficit), gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies:
Attributable to the PAC with-profits fund (i.e. absorbed by the liability for unallocated surplus)	338	73	(329)
Attributable to shareholder-financed operations (i.e. to shareholders' equity)	109	(8)	(214)

Economic surplus (deficit)	447	65	(543)

        The following disclosures explain the IAS 19 basis of accounting after eliminating investment in Prudential insurance policies on consolidation and the economic position.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

I:    Other notes (Continued)

5. IAS 19 basis financial position as consolidated

        The IAS 19 basis net pensions deficit can be summarized as follows:

	2007	2006	2005	2004
	£ million	£ million	£ million	£ million
Fair value of plan assets, end of year	5,150	4,988	4,622	4,092
Present value of funded benefit obligation	(4,826)	(5,023)	(5,228)	(4,777)

Funded status	324	(35)	(606)	(685)
Present value of unfunded obligations (M&G scheme)*	(189)	(187)	(190)	(140)

Surplus (provision) recognized in the balance sheet	135	(222)	(796)	(825)

*
The M&G pension scheme assets are invested in Prudential insurance policies. For IFRS accounting purposes, the M&G scheme is in effect unfunded. Please see above for more details.

	2007	2006	2005
	£ million	£ million	£ million
Components of net periodic pension cost
Current service cost	(58)	(69)	(65)
Interest cost	(265)	(255)	(257)
Expected return on assets—economic basis	309	295	279
Less: expected return on investments of scheme assets in Prudential insurance policies	(20)	(16)	(11)
Expected return on assets—IAS 19 basis[nc_cad,217]	289	279	268

Pension cost charge (as referred to in noteI1a)	(34)	(45)	(54)
Actuarial gains—economic basis	295	485	171
Less: actuarial gains on investments of scheme assets in Prudential insurance policies	1	(16)	(16)
Actuarial gains—IAS 19 basis (as referred to in noteI1a)	296	469	155

Net periodic pension credit (included within acquisition and other operating expenditure in the income statement)	262	424	101

†
In determining the expected return on plan assets for 2007, the 5.9 per cent rate shown below has been applied to the opening assets.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

I:    Other notes (Continued)

        The long-term expected rate of return has been taken to be the weighted average (by market value) of the long-term expected rates of return on each major asset class shown below:

	2007		2006		2005		2004
	£ million	%	£ million	%	£ million	%	£ million	%
Plan assets (IAS 19 basis)
Equity	1,332	26	1,432	29	2,376	51	2,516	61
Bonds	1,299	25	2,185	44	1,593	35	993	24
Properties	583	11	621	12	575	12	520	13
Cash-like investments	1,936	38	750	15	78	2	63	2

Total	5,150	100	4,988	100	4,622	100	4,092	100

	Prospectively for 2008	2007	2006	2005
	%	%	%	%
Long-term expected rate of return
Equity	7.5	7.5	7.1	7.1
Bonds	5.4	4.8	4.5	4.5
Properties	6.75	6.8	6.4	6.4
Cash	5.5	5.0	4.5	4.5

Weighted average long-term expected rate of return	6.1	5.9	6.1	6.1

        The expected rates of return have been determined by reference to long-term expectations, the carrying value of the assets and equity and other market conditions at the balance sheet date.

        The actual return on plan assets was £282 million (2006: £419 million; 2005: £796 million) on an IAS 19 basis.

        None of the scheme assets included shares in Prudential plc or property occupied by the Prudential Group.

	2007	2006	2005	2004
	£ million	£ million	£ million	£ million
Fair value of plan assets, end of year (IAS 19 basis)	5,150	4,988	4,622	4,092
Present value of the benefit obligation, end of year	(5,015)	(5,210)	(5,418)	(4,917)

Plan assets in surplus (deficit) of benefit obligation	135	(222)	(796)	(825)

Experience adjustments on plan liabilities	(14)	18	1	(17)
Percentage of plan liabilities at December 31	0.28%	(0.35)%	(0.02)%	0.35%
Experience adjustments on plan assets (IAS 19 basis)	(7)	140	527	112
Percentage of plan assets at December 31	(0.14)%	2.81%	11.42%	2.74%

        Total employer contributions expected to be paid into the Group defined benefit schemes for the year ending December 31, 2008 amounts to £90 million (2007: £93 million; 2006: £85 million).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

I:    Other notes (Continued)

6. Sensitivity of PSPS financial position to key variables

        The table below shows the sensitivity of the PSPS liabilities at December 31, 2007 of £4,361 million (2006: £4,607 million) to changes in discount rates, inflation rates and mortality assumptions.

2007 Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 5.9% to 5.7%	Increase scheme liabilities by 3.5%
Discount rate	Increase by 0.2% from 5.9% to 6.1%	Decrease scheme liabilities by 3.4%
Rate of inflation	Decrease by 0.2% from 3.3% to 3.1% with consequent reduction in salary increases	Decrease scheme liabilities by 1.3%
Mortality rates	Reduce rates from 100% of table to 95%	Increase liabilities by 1.2%
2006 Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 5.2% to 5.0%	Increase scheme liabilities by 3.6%
Discount rate	Increase by 0.2% from 5.2% to 5.4%	Decrease scheme liabilities by 3.4%
Rate of inflation	Decrease by 0.2% from 3.0% to 2.8% with consequent reduction in salary increases	Decrease scheme liabilities by 1.3%
Mortality rates	Reduce rates from 100% of table to 95%	Increase liabilities by 1.2%

7. Transfer value of PSPS scheme

        At December 31, 2007, it is estimated that the assets of the scheme are broadly sufficient to cover the liabilities of PSPS on a 'buyout' basis including an allowance for expenses. The 'buyout' basis refers to a basis that might apply in the circumstance of a transfer to another appropriate financial institution. In making this assessment it has been assumed that a more conservative investment strategy applies together with a more prudent allowance for future mortality improvements and no allowance for discretionary pension increases.

8. Reconciliation to IAS 19 basis financial position

        The economic financial position of the defined benefit pension schemes reflects the total assets of the schemes including investments in Prudential policies. This is to be contrasted with the IAS 19 basis assets of the PSPS and M&G schemes, as consolidated into the Group balance sheet, which exclude investments in Prudential insurance policies which on the financial statement presentation are offset against policyholder liabilities.

        The M&G pension scheme has invested £172 million at December 31, 2007 (2006: £161 million; 2005: £147 million) in Prudential insurance policies. Additionally, the PSPS scheme has invested

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

I:    Other notes (Continued)

£140 million at December 31, 2007 (2006: £126 million; 2005: £106 million) in Prudential insurance policies. As required by IFRS, this amount of scheme asset is eliminated against the policyholder liability and hence, for the purposes of preparing the consolidated balance sheet, the IAS 19 basis net pension asset (liability) is £312 million (2006: £287 million; 2005: £253 million) lower than the 'economic basis' surplus of £447 million (2006: 'economic basis' surplus of £65 million; 2005: 'economic basis' deficit of £543 million).

        The change in the present value of the benefit obligation and the change in fair value of the assets for the total of the PSPS, Scottish Amicable, M&G and Taiwan schemes over the period were as follows:

2007	IAS 19 basis: change in fair value of plan assets	Investments in Prudential insurance policies	Economic basis: total assets	IAS 19 basis: change in present value of benefit obligation	Economic basis: net obligation
	£ million	£ million	£ million	£ million	£ million
Fair value of plan assets, beginning of year	4,988	287	5,275		5,275
Present value of benefit obligation, beginning of year				(5,210)	(5,210)

	4,988	287	5,275	(5,210)	65
Service cost—current charge only				(58)	(58)
Interest cost				(265)	(265)
Expected return on plan assets	289	20	309		309
Employee contributions	2	1	3	(3)	—
Employer contributions	92	9	101		101
Actuarial gains	(7)	(1)	(8)	303	295
Benefit payments	(214)	(4)	(218)	218	—

Fair value of plan assets, end of year	5,150	312	5,462		5,462
Present value of benefit obligation, end of year				(5,015)	(5,015)

Economic basis surplus					447

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

I:    Other notes (Continued)

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

I:    Other notes (Continued)

2005	IAS 19 basis: change in fair value of plan assets	Investments in Prudential insurance policies	Economic basis: total assets	IAS 19 basis: change in present value of benefit obligation	Economic basis: net obligation
	£ million	£ million	£ million	£ million	£ million
Fair value of plan assets, beginning of year	4,092	125	4,217		4,217
Present value of benefit obligation, beginning of year				(4,917)	(4,917)

	4,092	125	4,217	(4,917)	(700)
Less: PSPS scheme plan assets used to acquire Prudential insurance policies	(99)	99	—		—
Service cost—current charge only				(65)	(65)
Interest cost				(257)	(257)
Expected return on plan assets	268	11	279		279
Employee contributions	0	1	1	(1)	—
Employer contributions	25	4	29		29
Actuarial gains	528	16	544	(373)	171
Benefit payments	(192)	(3)	(195)	195	—

Fair value of plan assets, end of year	4,622	253	4,875		4,875
Present value of benefit obligation, end of year				(5,418)	(5,418)

Economic basis surplus					(543)

9. Group economic financial position

        In assessing the underlying economic position of the Group in respect of the defined benefit pension schemes, two factors need to be taken into account. These are:

(i)
The surplus or deficits on the PSPS and Scottish Amicable schemes are partially attributable to the PAC with-profits fund; and

(ii)
the IAS 19 basis assets of the PSPS and M&G schemes, as consolidated into the Group balance sheet, exclude investments in Prudential insurance policies.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

I:    Other notes (Continued)

        On the 'economic basis', after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the balance sheets of the schemes at December 31 were:

	2007				2006
		Other schemes (note iii)				Other schemes (note iii)
	PSPS		Total		PSPS		Total
	£ million	£ million	£ million	%	£ million	£ million	£ million	%
Equities	1,278	265	1,543	28	1,346	282	1,628	31
Bonds	1,134	249	1,383	25	2,077	182	2,259	43
Properties	545	54	599	11	580	58	638	12
Cash-like investments (note i)	1,932	5	1,937	36	745	5	750	14

Total value of assets	4,889	573	5,462	100	4,748	527	5,275	100

Present value of benefit obligations	(4,361)	(654)	(5,015)		(4,607)	(603)	(5,210)

Pre-tax surplus/(deficit) (note ii)	528	(81)	447		141	(76)	65

Notes

(i)
The PSPS has entered into a derivatives based strategy to match the duration and inflation profile of its liabilities. This involved a reallocation from other investments to cash-like investments with an interest and inflation swap overlay. In broad terms, the scheme is committed to making a series of payments related to LIBOR on a nominal amount and in return the scheme receives a series of fixed and inflation-linked payments which match a proportion of its liabilities. As at December 31, 2007, the nominal value of the interest and inflation swaps amounted to £1.2 billion and £0.7 billion respectively.

(ii)
The resulting scheme surplus or deficit arising from the excess of assets over liabilities or vice versa at December 31, 2007 comprised surplus of £338 million (2006: surplus of £73 million) attributable to the PAC with-profits fund and surplus of £109 million (2006: deficit of £8 million) attributable to shareholder operations.

(iii)
In addition to PSPS, there are two smaller schemes in the UK, the Scottish Amicable Pension Scheme, and the M&G Pension Scheme, with a combined deficit at December 31, 2007 of £71 million (2006: £67 million), gross of tax. There is also a small scheme in Taiwan, which at December 31, 2007 had a deficit of £10 million (2006: £9 million), gross of tax.

        The movements in the surplus (deficit) on the 'economic basis' between scheme assets and liabilities were:

	2007	2006	2005
	£ million	£ million	£ million
Current service cost	(58)	(69)	(65)
Contributions	101	152	29
Other finance income	44	40	22
Actuarial gains	295	485	171

Net increase in surplus	382	608	157

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

I:    Other notes (Continued)

Estimated pension scheme surplus (deficit) attributable to shareholder operations—economic basis

        Movements on the pension scheme surplus (deficit) (determined on the 'economic basis'), to the extent attributable to shareholder operations are as follows:

2007	At beginning of year	Pension charge (note i)	Actuarial gains attributable to shareholders (note ii)	Contributions paid by shareholder operations	At end of year
	£ million	£ million	£ million	£ million	£ million
Gross of tax surplus (deficit)	(8)	(23)	90	50	109
Related deferred tax	—	6	(25)	(14)	(33)

Net of tax surplus (deficit)	(8)	(17)	65	36	76

2006	At beginning of year	Pension charge (note i)	Actuarial gains attributable to shareholders (note ii)	Contributions paid by shareholder operations	At end of year
	£ million	£ million	£ million	£ million	£ million
Gross of tax surplus (deficit)	(214)	(28)	167	67	(8)
Related deferred tax	61	9	(50)	(20)	0

Net of tax surplus (deficit)	(153)	(19)	117	47	(8)

2005	At beginning of year	Pension charge (note i)	Actuarial gains attributable to shareholders (note ii)	Charge for revised estimate of PSPS deficit allocation	Contributions paid by shareholder operations	At end of year
	£ million	£ million	£ million	£ million	£ million	£ million
Gross of tax surplus (deficit)	(175)	(21)	32	(63)	13	(214)
Related deferred tax	49	6	(9)	19	(4)	61

Net of tax surplus (deficit)	(126)	(15)	23	(44)	9	(153)

Notes

(i)
The pension charge comprises:
	2007	2006	2005
	£ million	£ million	£ million
Current service cost	(58)	(69)	(65)
Finance income (expense):
Interest on pension scheme liabilities	(265)	(255)	(257)
Expected return on pension scheme assets	309	295	279

	44	40	22

Total charge net of finance income	(14)	(29)	(43)
Less: amount attributable to PAC with-profits fund	(9)	1	22

Pension charge	(23)	(28)	(21)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

I:    Other notes (Continued)

(ii)
Actuarial gains and losses

      This comprises:

	2007	2006	2005
	£ million	£ million	£ million
Actual less expected return on pension scheme assets	(8)	156	544
Experience (losses) gains on scheme liabilities	(14)	18	1
Changes in assumptions underlying the present value of scheme liabilities(a)	317	311	(374)

Total actuarial gains	295	485	171
Less: amount attributable to PAC with-profits fund	(205)	(318)	(139)

Actuarial gains and losses attributable to shareholders	90	167	32

Add: additional loss on change of estimate of allocation of opening 2005 deficit between shareholder operations and the PAC with-profits fund	—	—	(63)

Charge for actuarial and other gains and losses attributable to shareholders, included in profit before tax attributable to shareholders	90	167	(31)

  (a)
  The gains of £317 million relating to changes in assumptions comprises the gains due to changes in economic assumptions of £509 million which are partially offset by a charge of £192 million for the effect of strengthened mortality assumptions for the UK schemes.

        Since shareholder profits in respect of the PAC with-profits fund are a function of the actuarially determined surplus for distribution, the overall income statement result is not directly affected by the level of pension cost or other expenses attributable to the fund.

Estimated pension scheme surplus (deficit) attributable to PAC with-profits fund—economic basis

        Movements on the pension scheme surplus (deficits) (determined on the 'economic basis' under which PSPS and M&G scheme assets include investments in Prudential insurance policies) are as follows:

2007	At beginning of year	Service cost less net finance income (note i above)	Actuarial gains (losses) (note ii above)	Credit for revised estimate of PSPS deficit allocation	Contributions paid by PAC with-profits fund	At end of year
	£ million	£ million	£ million	£ million	£ million	£ million
Gross of tax surplus (deficit)	73	9	205	—	51	338
Related deferred tax	(7)	(1)	(21)	—	(5)	(34)

Net of tax surplus (deficit)	66	8	184	—	46	304

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

I:    Other notes (Continued)

2006	At beginning of year	Service cost less net finance income (note i above)	Actuarial gains (losses) (note ii above)	Credit for revised estimate of PSPS deficit allocation	Contributions paid by PAC with-profits fund	At end of year
	£ million	£ million	£ million	£ million	£ million	£ million
Gross of tax surplus (deficit)	(329)	(1)	318	—	85	73
Related deferred tax	33	0	(32)	—	(8)	(7)

Net of tax surplus (deficit)	(296)	(1)	286	—	77	66

2005	At beginning of year	Service cost less net finance income (note i above)	Actuarial gains (losses) (note ii above)	Credit for revised estimate of PSPS deficit allocation	Contributions paid by PAC with-profits fund	At end of year
	£ million	£ million	£ million	£ million	£ million	£ million
Gross of tax surplus (deficit)	(525)	(22)	139	63	16	(329)
Related deferred tax	53	2	(14)	(6)	(2)	33

Net of tax surplus (deficit)	(472)	(20)	125	57	14	(296)

        The charges and credits for service cost, net finance income, and actuarial gains and losses are included within the income statement but also taken account of in determining the charge in the income statement for the transfer to the liability for unallocated surplus of with-profits funds.

(ii) Other pension plans

        The Group operates various defined contribution pension schemes including schemes in Jackson and Asia. As noted earlier, the cost of the Group's contributions for continuing operations to these schemes in 2007 was £28 million (2006: £22 million; 2005: £19 million).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

I:    Other notes (Continued)

I2:    Share-based payments

(a) Relating to Prudential plc shares

        The Group maintains 10 main share award and share option plans relating to Prudential plc shares, which are described below.

        The GPSP is the incentive plan in which all executive directors and other senior executives within the Group can participate. This scheme was established as a replacement for the Restricted Share Plan (RSP) under which no further awards could be made after March 2006. Awards are granted either in the form of a nil cost option, conditional right over shares, or such other form that shall confer to the participant an equivalent economic benefit, with a vesting period of three years. The performance measure for the awards is that Prudential's Total Shareholder Return (TSR) outperforms an index comprising of peer companies. Vesting of the awards between each performance point is on a straight line sliding scale basis. Participants are entitled to the value of reinvested dividends that would have accrued on the shares that vest. Shares are currently purchased in the open market by a trust for the benefit of qualifying employees.

        The RSP was, until March 2006, the Group's long-term incentive plan for executive directors and other senior executives designed to provide rewards linked to shareholder return. Each year participants were granted a conditional option to receive a number of shares. There was a deferment period of three years at the end of which the award vested to an extent that depended on the performance of the Group's shares including notional reinvested dividends and on the Group's underlying financial performance. After vesting, the option may be exercised at zero cost at any time, subject to closed period rules, in the balance of a 10-year period. Shares are purchased in the open market by a trust for the benefit of qualifying employees. The RSP replaced the Executive Share Option Scheme in 1995 and all options under this plan had been exercised at December 31, 2005.

        No rights were granted in the RSP if the Company's TSR performance as ranked against the comparator group is below 50th percentile. An option of 25 per cent of the maximum award is made. The maximum grant is made only if the TSR ranking of the Company is 20th percentile or above. Between these points, the size of the grant of option made is calculated on a straight line sliding scale

        The BUPP is an incentive plan created to provide a common framework under which awards would be made to senior employees and in the UK, Jackson and Asia include the Chief Executive Officers. Awards under this plan in 2006 and 2007 were based on growth in Shareholder Capital Value on the European Embedded Value (EEV) basis with performance measured over three years. Upon vesting, half of the vested award is released as shares and the other half released in cash. Participants are entitled to receive the value of reinvested dividends over the performance period for those shares that vest. The growth parameters for the awards are relevant to each region and vesting of the awards between each performance point is on a straight line sliding scale basis.

        UK-based executive directors are eligible to participate in the Prudential HM Revenue & Customs (HMRC) approved UK Savings Related Share Option Scheme (SAYE scheme) and the Asia-based executive director can participate in the equivalent International SAYE scheme. The schemes allow employees to save towards the exercise of options over Prudential plc shares, at an option price set at the beginning of the savings period at a discount of up to 20 per cent to the market price. Savings

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

I:    Other notes (Continued)

contracts may be up to £250 per month for three or five years, or additionally in the UK scheme seven years. On maturity at the end of the set term, participants may exercise their options within six months of the end of the savings period and purchase Prudential plc shares. If an option is not exercised within six months, participants are entitled to a refund of their cash contributions plus interest if applicable under the rules. Shares are issued to satisfy options that are exercised. No options may be granted under the schemes if the grant would cause the number of shares which have been issued, or which remain issuable pursuant to options granted in the preceding 10 years under the scheme and other share option schemes operated by the Company, or which have been issued under any other share incentive scheme of the Company, to exceed 10 per cent of the Company's ordinary share capital at the proposed date of grant.

        UK-based executive directors are also eligible to participate in the Company's HMRC approved Share Incentive Plan which allows all UK-based employees to purchase shares of Prudential plc (partnership shares) on a monthly basis out of gross salary. For every four partnership shares bought, an additional matching share is awarded, purchased on the open market. Dividend shares accumulate while the employee participates in the plan. Partnership shares may be withdrawn from the scheme at any time. If the employee withdraws from the plan within five years, the matching shares are forfeit and if within three years, dividend shares are forfeit.

        Jackson operates a performance-related share award which, subject to the prior approval of the Jackson Remuneration Committee, may grant share awards to eligible Jackson employees in the form of a contingent right to receive shares or a conditional allocation of shares. These share awards have vesting periods of four years and are at nil cost to the employee. Award holders do not have any right to dividends or voting rights attaching to the shares. The shares are held in the employee share trust in the form of American Depository Receipts which are tradable on the New York Stock Exchange.

        Certain senior executives have annual incentive plans with awards paid in cash up to the target level of their plan. The portion of any award for above target performance is made in the form of awards of shares deferred for three years, with the release of shares subject to close periods. The shares are held in the employee share trust and shares equivalent to dividends otherwise payable will accumulate for the benefit of award holders during the deferral period up to the release date.

        In addition, there are other share awards which included the 1,000 Day Long Term Incentive Plan (LTIP) and other arrangements.

        The 1,000 Day LTIP plan was a UK insurance operations performance-based plan in which the UK Remuneration Committee could, at any time up to October 5, 2005, select employees at its absolute discretion, for participation in the plan. The performance period was 1,000 days and, based on the final performance level being at, or above, the threshold level, the committee shall grant participants 10 per cent of the allocated award in 2005, 20 per cent in 2006 and the remaining 70 per cent in 2007. There are no beneficial interests, or any rights to dividends until such time as the awards are released, at nil cost, to participants.

        The other arrangements relate to various awards that have been made without performance conditions to individual employees, typically in order to secure their appointment or ensure retention.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

I:    Other notes (Continued)

        Movements in share options outstanding under the Group's share-based compensation plans relating to Prudential plc shares during 2007, 2006 and 2005 were as follows:

	2007		2006		2005
Options outstanding (including conditional options)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	(millions)	£	(millions)	£	(millions)	£
Beginning of year	16.5	2.47	17.2	2.23	18.4	2.21
Granted	4.0	2.69	7.7	2.96	3.7	1.83
Exercised	(1.9)	3.42	(5.1)	2.75	(1.1)	2.78
Forfeited	(1.4)	1.37	(1.2)	0.85	(1.9)	0.81
Expired	(2.7)	2.13	(3.1)	4.09	(1.9)	2.21
Adjustment in respect of Egg's employees	—	—	1.0	3.64	—	—

End of year	14.5	2.57	16.5	2.47	17.2	2.23

Options immediately exercisable, end of year	0.2	3.35	0.2	3.56	0.4	3.30

        The weighted average share price of Prudential plc for the year ended December 31, 2007 was £7.15 compared to £6.25 for the year ended December 31, 2006 and compared to £5.01 for the year ended December 31, 2005.

        Movements in share awards outstanding under the Group's share-based compensation plans relating to Prudential plc shares at December 31, 2007, 2006 and 2005 were as follows:

Awards outstanding	2007 Number of awards	2006 Number of awards	2005 Number of awards
	(millions)	(millions)	(millions)
Beginning of year	6.6	4.9	2.4
Granted	3.8	3.2	2.8
Exercised	(1.3)	(1.0)	(0.1)
Forfeited	(1.1)	(0.5)	(0.1)
Expired	—	—	(0.1)

End of year	8.0	6.6	4.9

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

I:    Other notes (Continued)

        The following table provides a summary of the range of exercise prices for Prudential plc options (including conditional options) outstanding at December 31, 2007.

	Outstanding			Exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise prices	Number exercisable	Weighted average exercise prices
	(millions)	(years)	£	(millions)	£
Between £0 and £1	5.5	8.6	—	—	—
Between £1 and £2	—	—	—	—	—
Between £2 and £3	2.7	1.3	2.66	—	—
Between £3 and £4	1.2	1.7	3.62	0.2	3.37
Between £4 and £5	2.9	2.7	4.62	—	—
Between £5 and £6	2.2	3.5	5.62	—	—
Between £6 and £7	—	0.9	6.55	—	6.95
Between £7 and £8	—	—	—	—	—

	14.5	4.7	2.57	0.2	3.35

        The following table provides a summary of the range of exercise prices for Prudential plc options (including conditional options) outstanding at December 31, 2006.

	Outstanding			Exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise prices	Number exercisable	Weighted average exercise prices
	(millions)	(years)	£	(millions)	£
Between £0 and £1	5.7	8.6	—	—	—
Between £1 and £2	—	—	—	—	—
Between £2 and £3	3.2	2.3	2.66	—	2.66
Between £3 and £4	3.1	2.0	3.52	0.2	3.62
Between £4 and £5	3.8	3.6	4.60	—	—
Between £5 and £6	0.7	3.3	5.63	—	5.79
Between £6 and £7	—	0.6	6.41	—	6.34
Between £7 and £8	—	0.9	7.15	—	—

	16.5	4.8	2.47	0.2	3.56

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

I:    Other notes (Continued)

        The following table provides a summary of the range of exercise prices for Prudential plc options (including conditional options) outstanding at December 31, 2005.

	Outstanding			Exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise prices	Number exercisable	Weighted average exercise prices
	(millions)	(years)	£	(millions)	£
Between £0 and £1	4.7	8.3	—	—	—
Between £1 and £2	—	—	—	—	—
Between £2 and £3	8.0	1.9	2.66	—	—
Between £3 and £4	3.5	2.7	3.53	0.4	3.29
Between £4 and £5	0.8	3.9	4.07	—	—
Between £5 and £6	0.2	1.3	5.63	0.0	5.39
Between £6 and £7	0.0	1.1	6.56	0.0	6.66
Between £7 and £8	0.0	1.7	7.15	0.0	7.15

	17.2	3.9	2.23	0.4	3.30

        The years shown above for weighted average remaining contractual life include the time period from end of vesting period to expiration of contract.

        The weighted average fair values of Prudential plc options and awards granted during the period are as follows:

2007			2006			2005
Weighted average fair value			Weighted average fair value			Weighted average fair value
GPSP	Other options	Awards	RSP and GPSP	Other options	Awards	RSP	Other options	Awards
£	£	£	£	£	£	£	£	£
4.78	2.55	7.33	4.30	2.05	6.46	2.96	1.82	4.59

        The fair value amounts relating to all options including conditional nil cost options above were determined using the Black-Scholes and the Monte Carlo option-pricing models using the following assumptions:

	2007		2006		2005
	GPSP	Other options	RSP and GPSP	Other options	RSP	Other options
Dividend yield (%)	2.32	2.32	2.64	2.64	3.19	3.19
Expected volatility (%)	28.90	27.17	25.48	34.32	42.93	40.38
Risk-free interest rate (%)	5.46	5.25	4.68	4.70	4.65	4.41
Expected option life (years)	3.0	3.48	3.00	3.42	3.00	3.62
Weighted average exercise price (£)	—	5.62	—	5.06	—	3.97

Weighted average share price (£)	7.52	7.47	6.80	6.51	5.01	5.12

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

I:    Other notes (Continued)

        Under IFRS, compensation costs for all share-based compensation plans are determined using the Black-Scholes model and the Monte Carlo model. Share options and awards are valued using the share price at the date of grant. The compensation costs for all awards and options are recognized in net income over the plans' respective vesting periods. The Group uses the Black-Scholes model to value all options and awards other than the GPSP, for which the Group uses a Monte Carlo model in order to allow for the impact of the TSR performance conditions. These models are used to calculate fair values for share options and awards at the grant date based on the quoted market price of the stock at the measurement date, the amount, if any, that the employees are required to pay, the dividend yield, expected volatility, risk-free interest rates and exercise prices.

        The expected volatility is measured as the standard deviation of expected share price returns based on statistical analysis of daily share prices over a period up to the grant date equal to the expected life of options. Risk-free interest rates are UK gilt rates with projections for three, five and seven year terms to match corresponding vesting periods. Dividend yield is determined as the average yield over the year of grant and expected dividends are not incorporated into the measurement of fair value. For the GPSP, volatility and correlation between Prudential and an index constructed from a simple average of the TSR growth of 11 companies is required. For grants in 2007, an average index volatility and correlation of 18 per cent and 72 per cent respectively, were used.

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

(b) Relating to Egg plc shares

        In April 2006, Prudential became bound or entitled to acquire shares in Egg following the announcement of its intention in December 2005 to acquire the minority interests in Egg representing approximately 21.7 per cent of the existing issued share capital of Egg. As a consequence of this acquisition, employees of Egg that were participants of its SAYE schemes were requested to either rollover all or part of their options for equivalent options in Prudential shares or to take no action. Employees could adopt different courses of actions for options granted on different dates but may only adopt one course of action in respect of each grant of options. The rollover was based on employees receiving 0.2237 Prudential shares for each Egg share that was under option with total amount payable for the new Prudential shares being exactly the same as the total amount payable for the Egg shares. As

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

I:    Other notes (Continued)

a result, all outstanding executive share options became exercisable and awards under the RSP were assessed against the performance conditions. None of the awards met the performance conditions and they have therefore lapsed in February 2006 following consideration of the performance measurement results by the Remuneration Committee.

        On May 1, 2007, Egg Banking plc was sold to Citi and, at December 31, 2007, there were no outstanding SAYE options to acquire Egg shares.

(c) Total share-based payment expense

        Total expense recognized in the year in the consolidated financial statements related to share-based compensation is as follows:

	2007	2006	2005
	£ million	£ million	£ million
Share-based compensation expense	28	22	19
Amount accounted for as equity-settled	19	14	15
Carrying value at December 31 of liabilities arising from share-based payment transactions	18	18	10
Intrinsic value of above liabilities for which rights had vested at December 31	4	3	1

I3:    Key management remuneration

        Key management constitutes the directors of Prudential plc as they have authority and responsibility for planning, directing and controlling the activities of the Group.

        Total key management remuneration amounts to £15,670,000 (2006: £13,524,000; 2005: £13,688,000). This comprises salaries and short-term benefits of £9,496,000 (2006: £8,927,000; 2005: £8,087,000), post-employment benefits of £967,000 (2006: £1,020,000; 2005: £1,020,000), termination benefits of £nil (2006: £291,000; 2005: £1,600,000) and share-based payments of £5,207,000 (2006: £3,286,000; 2005: £2,969,000).

        Post-employment benefits comprise the change in the transfer value of the accrued benefit relating to directors' defined benefit pension schemes in the year and the total contributions made to directors' other pension arrangements.

        The share-based payments charge is the sum of £3,456,000 (2006: £1,880,000; 2005: £1,842,000), which is determined in accordance with IFRS 2, 'Share-Based Payments' (see note I2) and £1,751,000 (2006: £1,406,000; 2005: £1,127,000) of deferred share awards.

        Total key management remuneration includes total directors' emoluments of £11,959,000 (2006: £11,084,000; 2005: £9,214,000), and additional amounts in respect of pensions and share-based payments.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

I:    Other notes (Continued)

I4:    Fees payable to auditor

	2007	2006	2005
	£ million	£ million	£ million
Fees payable to the Company's auditor for the audit of the Company's annual accounts	1.8	2.3	2.2
Fees payable to the Company's auditor and its associates for other services:
Audit of subsidiaries and associates pursuant to legislation	4.4	3.8	3.6
Other services supplied pursuant to legislation	2.9	4.0	1.4
Other services relating to taxation	0.4	0.2	0.5
Valuation and actuarial services	0.7	0.0	0.0
Services relating to corporate finance transactions	0.2	0.7	0.9
All other services	1.0	1.3	4.2

Total	11.4	12.3	12.8

        In addition, there were fees incurred of £0.2 million (2006: £0.2 million; 2005: £0.1 million) for the audit of pension schemes.

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

        Various executive officers and directors of Prudential may from time to time purchase insurance, asset management or annuity products, or be granted mortgages or credit card facilities marketed by Prudential Group companies in the ordinary course of business on substantially the same terms, including interest rates and security requirements, as those prevailing at the time for comparable transactions with other persons.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

I:    Other notes (Continued)

        Apart from the transactions with directors referred to below, no director had an interest in shares, transactions or arrangements that requires disclosure, other than those given in Item 6 'Directors, Senior management and Employees'. Key management remuneration is disclosed in note I3.

        In 2007, prior to disposal, three (2006: three; 2005: two) directors had credit cards with the discontinued banking operations. In 2007, 2006 and 2005, other transactions with directors were de-minimis both by virtue of their size and in the context of the directors' financial positions. As indicated above, all of the above noted transactions are on terms equivalent to those that prevail in arm's length transactions.

I6:    Subsidiary undertakings

(i) Principal subsidiaries

        The principal subsidiary undertakings of the Company at December 31, 2007, all wholly owned except PCA Life Assurance Company Limited, were:

	Main activity	Country of incorporation
The Prudential Assurance Company Limited	Insurance	England and Wales
Prudential Annuities Limited*	Insurance	England and Wales
Prudential Retirement Income Limited (PRIL)*	Insurance	Scotland
M&G Investment Management Limited*	Asset management	England and Wales
Jackson National Life Insurance Company*	Insurance	US
Prudential Assurance Company Singapore (Pte) Limited*	Insurance	Singapore
PCA Life Assurance Company Limited* (99% owned)	Insurance	Taiwan

*
Owned by a subsidiary undertaking of the Company.

        Each subsidiary has one class of ordinary shares and operates mainly in its country of incorporation, except for PRIL which operates mainly in England and Wales.

(ii) Dividend restrictions and minimum capital requirements

        Certain Group subsidiaries are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to the parent company. UK insurance companies are required to maintain solvency margins which must be supported by capital reserves and other resources, including unrealized gains on investments. Jackson can pay dividends on its capital stock only out of earned surplus unless prior regulatory approval is obtained. Furthermore, without the prior regulatory approval, dividends cannot be distributed if all dividends made within the preceding 12 months exceed the greater of Jackson's statutory net gain from operations or 10 per cent of Jackson's statutory surplus for the prior year. In 2008, the maximum amount of dividends that can be paid by Jackson without prior regulatory approval is US$490 million (£246 million) (in 2007: US$412 million (£211 million)). The Group's Asian subsidiaries, mainly the Singapore and Malaysia businesses, may remit dividends to the Group, in general, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

I:    Other notes (Continued)

        PAC and Jackson are the two principal insurance subsidiaries of the Group, which together comprise approximately 78 per cent (2006: 76 per cent) of total Group assets. At December 31, 2007, the PAC long-term fund's excess of available capital resources over its regulatory requirement (as per line 42 of Form 2 of the PAC FSA regulatory returns) was estimated to be £10.5 billion (2006: £9.7 billion) and the statutory capital and surplus of Jackson was US$4.0 billion (£2.0 billion) (2006: US$3.7 billion (£1.9 billion)). The Group capital position statement for life assurance businesses is set out in note D5.

(iii) Acquisition and disposal of subsidiaries

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

        The Company accounted for the purchase of minority interests using the economic entity method. Accordingly, £167 million was charged to retained earnings representing the difference between the consideration paid (including expenses) of £251 million and the share of net assets acquired of £84 million.

2007

        On January 29, 2007, the Company announced that it had entered into a binding agreement to sell Egg Banking plc to Citi. On May 1, 2007, the Company completed the sale. Additional details regarding the disposal are set out in note J.

        On November 9, 2007, the Company announced that it had completed the sale of PPM Capital, its direct private equity business.

(iv) PAC with-profits fund acquisition

        The PAC with-profits fund acquired a number of venture capital holdings through PPM Capital and M&G in which the Group was deemed to have a controlling interest, in aggregate with, if applicable, other holdings held by, for example, the PSPS. Following the disposal of PPM Capital by the Group in November 2007, the Group is no longer deemed to have a controlling interest in investments managed by PPM capital and consequently any subsequent investments have not been consolidated into the Group and the investments previously consolidated ceased to be consolidated from the date of disposal of PPM Capital. There were two venture investment acquisitions in 2007 and three in 2006. These were acquisitions for:

2007

  •
  71 per cent of the voting equity interest of Orizon AG, an employment hiring agency, in March 2007; and

  •
  78 per cent of the voting equity interest of Red Funnel, a ferry company, in June 2007.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

I:    Other notes (Continued)

        Orizon AG was managed by PPM Capital while Red Funnel is managed by M&G.

2006

  •
  53 per cent of the voting equity interests of Histoire D'or, a jewellery retail company, in April 2006;

  •
  51 per cent of the voting equity interests of Azzuri Communications, a business IT service company, in June 2006; and

  •
  60 per cent of the voting equity interests of Paramount plc, a restaurant company, in September 2006.

        All of these venture investments were managed by PPM Capital.

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

        The results of the aggregated ventures acquisitions in 2007, 2006 and 2005 have been included in the consolidated financial statements of the Group commencing on the respective dates of acquisition and contributed a loss of £8.3 million (2006: loss of £7.7 million; 2005: loss of £0.1 million) to earnings within the income statement, which is also reflected as part of the change in unallocated surplus of the with-profits fund. The results of Orizon AG included in the loss of £8.3 million above was from the date of its acquisition to November 2007 when it ceased to be consolidated.

        The table below identifies the net assets of these acquisitions and minor business purchases by existing venture holdings.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

I:    Other notes (Continued)

        This reconciles the net assets to the consideration paid in 2007 and 2006:

	Fair value on Acquisition 2007	Fair value on Acquisition 2006
	£ million	£ million
Cash and cash equivalents	20	18
Other current assets	26	31
Property, plant and equipment	38	45
Intangible assets other than goodwill	1	139
Other non-current assets	3	100
Less liabilities, including current liabilities and borrowings	(304)	(581)

	(216)	(248)
Less minority interests	—	—

Net assets acquired	(216)	(248)
Goodwill	313	336

Cash consideration	97	88

        Aggregate goodwill of £313 million (2006: £336 million) has been recognized for the excess of the cost over the Group's interest in the net fair value of the entities' assets, liabilities, and contingent liabilities acquired in 2007.

(v) PAC with-profits fund disposals and deconsolidation of venture fund investments

2007

        In November 2007, the Group disposed of PPM Capital, following which the Group no longer has a controlling interest in venture fund investment subsidiaries managed by PPM Capital and consequently has ceased to consolidate these investments. The cessation of control arises from the Group's interest in venture fund investments being held either through partnership agreements, with the Group a limited partner, or, where there is a direct holding, an asset management agreement being in place, both of which result in the Group only being able to exert control under exceptional circumstances.

        As a result SUSPA, TJ Hughes, Sterigenics, Muller & Weygandt, TMF Group, JOST, Histoire D'or, Azzuri Communications, Paramount plc and Orizon AG ceased to be consolidated as subsidiary undertakings from the date of disposal of PPM Capital.

        Goodwill and other intangible assets, net of amortization, relating to these investments of £916 million at the date of disposal of PPM Capital, were derecognized accordingly.

2006

        In 2006, Upperpoint Distribution Limited, Taverner Hotel Group Pty Ltd, Orefi, Aperio Group Pty Ltd and BST Safety Textiles Luxembourg S.a.r.l., all venture subsidiaries of the PAC with-profits fund, were disposed of for cash consideration of £133 million. Goodwill of £46 million and cash and

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

I:    Other notes (Continued)

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

	2007	2006
	£ million	£ million
Future minimum lease payments for non-cancellable operating leases fall due during the following periods:
Not later than 1 year	38	53
Later than 1 year and not later than 5 years	126	142
Later than 5 years	111	160

        The total minimum future sublease rentals to be received on non-cancellable operating leases for land and buildings for the year ended December 31, 2007 was £0.4 million (2006: £1 million).

        Minimum lease rental payments for the year ended December 31, 2007 of £50 million (2006: £50 million; 2005: £55 million) are included in the consolidated income statement.

(ii) Capital commitments

        The Group has provided, from time to time, certain guarantees and commitments to third parties including funding the purchase or development of land and buildings and other related matters. At December 31, 2007, the aggregate amount of contractual obligations to purchase and develop investment properties amounted to £64 million (2006: £146 million). The vast majority of these commitments have been made by the PAC with-profits fund.

I8:    Cash flows

        Structural borrowings of shareholder-financed operations comprise core debt of the holding company and central finance subsidiaries, Jackson surplus notes and, prior to disposal, Egg debenture loans. Core debt excludes borrowings to support short-term fixed income securities programmes and non-recourse borrowings of investment subsidiaries and consolidated investment funds of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

I:    Other notes (Continued)

        Structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of SAIF. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds and, prior to deconsolidation, venture fund investment subsidiaries, are also included within cash flows from operating activities.

        Cash flows relating to discontinued operations, as detailed in note J1, are inflows of £157 million, £184 million and £94 million for the period of ownership in 2007, 2006 and 2005 respectively. All of these relate to cash flows from operating activities except for an outflow of £33 million in 2006 and 2005 which relates to financing activities.

J:    Discontinued banking operations

        Discontinued banking operations relate entirely to UK banking operations following the sale on May 1, 2007 of Egg Banking plc to Citi. Consideration payable to the Company was, net of expenses, £527 million cash. The reduction from the £575 million consideration noted in the original announcement primarily reflected Egg's post-tax loss of £49 million for the period from January 1, 2007 to the date of sale. Cash and cash equivalents disposed of were £1,065 million. Accordingly, the cash outflow for the Group arising from the disposal of Egg, as shown in the consolidated cash flow statement, was £538 million. Prior to the disposal the Group undertook banking operations almost wholly through its subsidiary, Egg Banking plc. Financial information in respect of Egg Banking plc, together with amounts in respect of its former parent Egg plc and its associate IFonline, have been included in this note. Note I6 shows details of the purchase of the minority interests in Egg plc in 2006.

        The Group has presented the income statement and balance sheet for discontinued banking operations in a format that demonstrates the characteristics and principal operations specific to a bank. The format is different from that of the Group consolidated income statement and balance sheet; however, total profit (loss) for the year and net assets remain the same. To understand how the amounts presented from discontinued banking operations are consolidated in the Group financial statements, refer to the primary segmental information for the income statement in note F1 and the primary segmental information for the balance sheet in note B4.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

J:    Discontinued banking operations (Continued)

J1:    Income statement for discontinued banking operations

        The profit (loss) included in the income statement in respect of discontinued banking operations for the period of ownership is as follows:

	2007	2006	2005
	£ million	£ million	£ million
Interest income	261	783	894
Interest expense	(148)	(453)	(582)

Net interest income	113	330	312

Fee and commission income	41	153	223
Fee and commission expense	(8)	(23)	(23)
Other operating income	—	15	16

Operating income	146	475	528

General administrative expenses	(56)	(192)	(213)
Impairment losses on loans and cash advances to customers	(149)	(384)	(241)
Other operating expenses	(9)	(49)	(27)
Profit on sale of Egg Banking plc	290	—	—

Profit (loss) before tax	222	(150)	47

Tax attributable to shareholders' profits	19	45	1

Profit (loss) for the year	241	(105)	48

        The interest income on financial assets not at fair value through profit and loss for the period of ownership in 2007 was £241 million (2006: £769 million; 2005: £797 million).

        The interest expense on financial liabilities not at fair value through profit and loss for the period of ownership in 2007 was £148 million (2006: £428 million; 2005: £474 million).

        Fee and commission income includes £27 million (2006: £83 million; 2005: £76 million) relating to financial instruments held at amortized cost. These fees primarily related to balance transfer fees and late payment fees.

        Fee and commission expense includes fee expenses relating to financial liabilities held at amortized cost of £4 million (2006: £13 million; 2005: £13 million) which related to treasury fees.

        Of the profit (loss) for the period of ownership in 2007, 2006 and 2005, a loss of £nil million, a loss of £2 million and a profit of £9 million respectively, are attributable to minority interests in Egg.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

J:    Discontinued banking operations (Continued)

J2:    Balance sheet for discontinued banking operations

        Assets, liabilities and shareholders' funds included in the Group consolidated balance sheet as at December 31, 2006 in respect of discontinued banking operations are as follows:

2006
£ million
Assets
Cash and balances with central banks	6
Loans and advances to banks	903
Loans and advances to customers	6,193
Investment securities	1,976
Derivative financial instruments	78
Other assets	342

Total assets	9,498

Liabilities
Deposits by banks	2,220
Customer accounts	5,554
Debt securities issued	599
Derivative financial instruments	154
Other liabilities	228
Subordinated liabilities	451

Total liabilities	9,206

Equity
Shareholders' equity	292

Total equity and liabilities	9,498

J3:    Risk management overview

        Through Egg the Group offered banking and credit card products and intermediated services. Through its normal operations, Egg was exposed to a number of risks, the most significant of which was credit, operational, liquidity, market and currency risk. The overall responsibility for risk management and the risk appetite of Egg was set by the Egg Board and responsibility for managing these risks resided with the Egg executive committee. The exposure to specific risks was monitored by the Egg executive committee through separate committees: the retail credit committee was responsible for retail credit risk, the wholesale credit committee was responsible for wholesale credit risk, the operational risk committee was responsible for operational risk and the asset and liability committee (ALCO) was responsible for liquidity, market and currency risk.

        Egg used financial instruments including derivatives for the purpose of supporting the strategic and operational business activities and to reduce and eliminate the risk of losses arising from changes in interest rates and foreign exchange rates.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

J:    Discontinued banking operations (Continued)

        Surplus retail and wholesale liabilities were invested in debt securities, including certificates of deposits, government gilts and other high investment grade assets.

J4:    Maturities of assets and liabilities and liquidity risk

        Liquidity risk was defined for Egg as not having sufficient financial resources available to meet its obligations as they fell due or if such resources could only be secured at excessive cost. Egg used various methods including predictions of daily cash positions to monitor and manage liquidity risk. Maturity mismatches between lending and funding were managed within internal risk policy limits. It ensured that it held sufficient assets, which were immediately realizable into cash without significant exposure to market risk or costs, to cover a realistic estimate of retail funds that could be withdrawn. While a significant proportion of retail savings balances were on instant access terms, in practice the majority of such funds represented a relatively stable and consistent funding base for Egg.

        The matching and controlled mismatching of the maturities and interest rates of assets and liabilities is fundamental to the management of a bank. It is unusual for banks ever to be completely matched since business transacted is often of uncertain terms and of different types.

        The following table analyses the assets and liabilities of Egg into relevant maturity groupings based on the remaining period at December 31, 2006 to the contractual maturity date.

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

J5:    Losses on loans and advances

        The following table details the movements in the allowance for losses on loans and advances to customers held by Egg for the period of ownership in 2007 and 2006. The aggregate loss on loans at

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

J:    Discontinued banking operations (Continued)

the end of the year and the charge during the period of ownership have been included in the consolidated financial statements.

	2007	2006
	£ million	£ million
Balance at the beginning of the year	518	335
Amounts written off	(141)	(201)
New and additional provisions	149	384
Balance at time of disposal of Egg Banking plc	(526)	—

Balance at the end of the year	—	518

Impairment losses on loans and advances to customers

        Where financial assets are carried at amortized cost, the Group measures the amount of the impairment loss by comparing the carrying amount of the asset with the present value of its estimated cash flows.

        Impairment losses on loans and advances to customers of Egg were based on an actual loss model and all impairments were only being held against debt that had objective evidence of either an individual or a collective impairment. For individually assessed impaired assets this was established by the delinquency state of debt based on the number of payments they are in arrears. For collectively assessed impaired assets this assessment was based on the level of accounts operating out of agreed terms showing other objective evidence of impairment from which behavior analysis impairment is projected by using Markov probability matrices.

J6:    Market risk

Interest rate risk

        The primary market risk to which Egg was exposed was interest rate risk. Interest rate risk arose in Egg as a result of fixed rate, variable rate and non-interest bearing assets and liabilities. Exposure to interest rate movements arose when there was a mismatch between interest rate sensitive assets and liabilities.

        The composition of interest rate risk was closely monitored and managed on a day-to-day basis by the treasury function where professional expertise and systems existed to control it. This was primarily done via asset and liability models that looked at the sensitivity of earnings to movements in interest rates to measure overall exposure which could then be hedged in accordance with the policy limits set by the ALCO.

        For the purpose of reducing interest rate risk, Egg used a number of derivative instruments such as interest rate swaps and forward rate agreements (see note G3).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

J:    Discontinued banking operations (Continued)

        Financial assets and liabilities not held at fair value through profit and loss and the weighted average effective interest rate for those balances at December 31, 2006 are provided below:

	2006
	£ million
Assets
Debt securities available-for-sale*	1,935	5.3%
Loans and receivables	7,096	9.0%

	9,031

Liabilities
Banking customer accounts	5,554	4.9%
Core structural borrowings of shareholder-financed operations	451	6.2%
Operational borrowings attributable to shareholder-financed operations	2,819	5.4%

	8,824

*
Egg also classified £41 million of debt securities as fair value through profit and loss.

        See note G2 for further information on interest rate risk.

Currency risk

        The risks arising from assets and liabilities denominated in foreign currencies were managed by a separate treasury function within Egg and within agreed limits set by the ALCO. During the year, cash flows generated by the foreign currency assets and liabilities were hedged by using derivative contracts to manage exposure to exchange rate fluctuations.

        At December 31, 2006, Egg held £357 million of assets and £1,751 million of liabilities with foreign currency exposure.

J7:    Credit risk

        Egg took on exposure to credit risk, which was the risk that a counterparty would be unable to pay amounts in full when due. To limit this risk, Egg placed limits on the amount of risk accepted in relation to a particular borrower, groups of borrowers, and to particular geographical segments. The acceptable risk levels were monitored regularly and reviewed where appropriate.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

J:    Discontinued banking operations (Continued)

        The following table identifies the geographical concentrations of credit risk, stated in terms of total assets and off-balance sheet items, held by Egg at December 31, 2006:

2006
£ million
UK	18,132
Rest of Europe	244
Other	243

Total*	18,619

*
This includes £9,475 million of off-balance sheet items, which mainly relate to unutilized credit limits on credit cards.

        The following is a breakdown of the credit risk borne by Egg for financial assets and off-balance sheet items at December 31, 2006:

2006
£ million
Loans and advances to banks	903
Investment securities	1,970
Loans and advances to customers	6,711
Allowances for impairment losses on loans and advances to customers	(518)
Fair value of derivative assets	78
Off-balance sheet items (including unutilized credit limits on credit cards)	9,475

Total credit risk net of allowances and provisions	18,619

        At December 31, 2006, Egg had certain credit-related commitments in the form of unused credit limits on credit cards of £9,458 million and pre-approved but unused borrowing limits on mortgages and personal loans of £8 million and £9 million respectively which are included in off-balance sheet items above. Egg was potentially exposed to a loss totalling these amounts, but it was unlikely that such a loss would arise as these credit facilities were granted only on the basis of the customers having achieved certain credit standards. Additionally, it was unlikely, should all these customers have utilized their credit or borrowing limits, that all of them would default on their debt entirely.

        Egg held significant concentrations of credit risk with other financial institutions. At December 31, 2006, this was estimated at £8.7 billion of which £3.9 billion related to derivative financial instruments and £1.8 billion to credit default swaps. Egg also had significant credit exposure in asset-backed security products which totaled approximately £403 million at December 31, 2006. With regard to loans and advances to customers, Egg had significant concentrations of credit risk in respect of its unsecured lending on credit cards, personal loans and mortgage lending secured on property in the UK.

Assets pledged as collateral and securitization

        Egg entered into securities lending arrangements, including repurchase agreements and over-the-counter derivative transactions, as part of normal operating activities. Assets were pledged as collateral to support these activities. Collateral in respect of repurchase agreements was £nil at

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007

J:    Discontinued banking operations (Continued)

December 31, 2006. Collateral in respect of over-the-counter derivative transactions was £29.3 million at December 31, 2006. See note G4 where amounts relating to Egg have been included in the disclosure of these transactions on a Group basis.

        Egg issued debt securities in order to finance certain portfolios of loans and investment assets. These obligations were secured on Egg's assets. The securitized assets and the related liabilities were presented gross within the relevant headings in the balance sheet under the 'gross presentation' method.

        For further information on Egg's securitization of credit card receivables, see note G4.

J8:    Capital position

        At December 31, 2006 Egg had a capital surplus of £210 million over required regulatory capital levels.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONDENSED FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Shareholders of Prudential plc

        Under date of May 15, 2008, we reported on the consolidated balance sheet of Prudential plc ("the Company") and its subsidiaries (collectively, "the Group") as of December 31, 2007 and 2006, and the related income statement, statement of changes in equity and cash flow statement for each of the years in the three-year period ended December 31, 2007, prepared in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), which are included herein. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related condensed financial statement schedule included herein and appearing on pages S-3 to S-10, which has been prepared in accordance with UK Generally Accepted Accounting Practice ("UK GAAP"). This condensed financial statement schedule is the responsibility of the Group's management. Our responsibility is to express an opinion on this schedule based on our audits.

        In our opinion, such condensed financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

May 15, 2008	By:	/s/ KPMG AUDIT PLC KPMG Audit Plc London, England

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

PROFIT AND LOSS ACCOUNTS (UK GAAP BASIS)

Years ended December 31

	2007	2006	2005
	(In £ Millions)
Investment income	638	1,499	654
Investment expenses and charges	(509)	(771)	(445)
Other charges:
Corporate expenditure	(81)	(60)	(30)
Provision against loans	(30)	(62)	(41)
Foreign currency exchange gains (losses)	2	259	(113)

Profit on ordinary activities before tax	20	865	25
Tax (charge) credit on profit on ordinary activities	(37)	(31)	93

(Loss) profit for the financial year	(17)	834	118

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

BALANCE SHEETS (UK GAAP BASIS)

December 31

	2007	2006
	(In £ Millions)
Fixed assets
Investments:
Shares in subsidiary undertakings	7,151	6,085
Loans to subsidiary undertakings	2,809	2,841

	9,960	8,926

Current assets
Debtors:
Derivative assets	10	17
Amounts owed by subsidiary undertakings	3,291	2,057
Other debtors	25	42
Cash at bank and in hand	178	255

	3,504	2,371

Less liabilities: amounts falling due within one year
Commercial paper	(2,422)	(2,017)
Other borrowings	(48)	(5)
Derivative liabilities	(144)	(100)
Amounts owed to subsidiary undertakings	(2,455)	(667)
Tax payable	(332)	(290)
Sundry creditors	(6)	(26)
Accruals and deferred income	(44)	(42)

	(5,451)	(3,147)

Net current liabilities	(1,947)	(776)

Total assets less current liabilities	8,013	8,150
Less liabilities: amounts falling due after more than one year
Subordinated liabilities	(1,566)	(1,533)
Debenture loans	(797)	(797)
Other borrowings	(7)	(10)
Amounts owed to subsidiary undertakings	(2,643)	(2,532)

	(5,013)	(4,872)

Total net assets (excluding pensions)	3,000	3,278
Pension assets (liabilities) (net of related deferred tax)	117	34

Total net assets (including pensions)	3,117	3,312

Capital and reserves
Share capital	123	122
Share premium	1,828	1,822
Profit and loss account	1,166	1,368

Shareholders' funds	3,117	3,312

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES (UK GAAP BASIS)

Years ended December 31

	2007	2006	2005
	(In £ Millions)
(Loss) profit for the financial year	(17)	834	118
Actuarial gains (losses) recognized in respect of the pension scheme (net of related deferred tax)	66	83	(21)

Total recognized gains relating to the financial year	49	917	97

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' CAPITAL
AND RESERVES (UK GAAP BASIS)

	Number of Ordinary Shares	Ordinary Share Capital	Share Premium	Retained Profit and Loss Reserve	Total
	(In Millions)	(In £ Millions)
January 1, 2005	2,375	119	1,560	1,004	2,683
Total recognized gains relating to 2005	—	—	—	97	97
Dividends	—	—	—	(378)	(378)
New share capital subscribed	12	—	55	—	55
Transfer for shares issued in lieu of cash dividends	—	—	(51)	51	—

January 1, 2006	2,387	119	1,564	774	2,457
Total recognized gains relating to 2006	—	—	—	917	917
Dividends	—	—	—	(398)	(398)
New share capital subscribed	57	3	333	—	336
Transfer for shares issued in lieu of cash dividends	—	—	(75)	75	—

January 1, 2007	2,444	122	1,822	1,368	3,312
Total recognized gains relating to 2007	—	—	—	49	49
Dividends	—	—	—	(426)	(426)
New share capital subscribed	26	1	181	—	182
Transfer for shares issued in lieu of cash dividends	—	—	(175)	175	—

December 31, 2007	2,470	123	1,828	1,166	3,117

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

STATEMENTS OF CASH FLOWS (UK GAAP BASIS)

Years ended December 31

	2007	2006	2005
	(In £ Millions)
Operations
Net cash inflow from operating activities before interest and tax	591	1,509	567
Interest paid	(380)	(344)	(390)
Taxes recovered	15	122	95
Acquisitions and disposals
Investment in shares in subsidiary undertakings	(1,792)	(35)	(153)
Disposal of Egg Banking plc	527	—	—

Net cash outflow from acquisitions and disposals	(1,265)	(35)	(153)

Equity dividends paid	(250)	(323)	(378)

Net cash (outflow) inflow before financing	(1,289)	929	(259)

Financing
Issue of ordinary share capital	6	15	55
Issue of borrowings, net of repayment	0	(1)	24
Issue of commercial paper and other borrowings to support a short-term fixed income securities reinvestment program	446	560	404
Movement in net amount owed by subsidiary undertakings	760	(1,369)	(257)

Net cash inflow (outflow) from financing	1,212	(795)	226

Net cash (outflow) inflow for the year	(77)	134	(33)

Reconciliation of profit on ordinary activities before tax to net cash inflow from operating activities
Profit on ordinary activities before tax	20	865	25
Add back: interest charged	440	463	411
Adjustments for non-cash items:
Fair value adjustments on derivatives	18	7	34
Pension scheme credit	(24)	(41)	(35)
Foreign currency exchange movements	59	(152)	112
Provisions against investments and loans	30	363	41
Loss on sale of Egg	51	—	—
Decrease (increase) in debtors	17	14	(23)
(Decrease) increase in creditors	(20)	(10)	2

Net cash inflow from operating activities	591	1,509	567

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

NOTES TO THE CONDENSED FINANCIAL STATEMENT SCHEDULE

December 31, 2007

1      Accounting policies

        The financial statements of the parent company are prepared in accordance with applicable accounting standards under UK Generally Accepted Accounting Practice (UK GAAP), including Financial Reporting Standards (FRS) and Statements of Standard Accounting Practice (SSAP). This is in line with the parent company's UK statutory basis of reporting.

Changes in accounting policies

        FRS 29, 'Financial Instruments: Disclosures' which replaces the disclosure requirements of FRS 25, 'Financial Instruments: Disclosure and Presentation' became effective in 2007. Similar to the treatment adopted for FRS 25, the parent company has taken advantage of the exemption within FRS 29, from the requirements of this standard on the basis that the parent company is included in the publicly available consolidated financial statements of the Group that include disclosures that comply with IFRS 7, 'Financial Instruments: Disclosures', which is equivalent to FRS 29.

        An amendment to FRS 26, 'Financial Instruments: Recognition and Measurement' which brings recognition and derecognition requirements of IAS 39, 'Financial Instruments: Recognition and Measurement' into FRS 26 became effective in 2007. The amendment applies only to financial assets and liabilities. The relevant requirements of FRS 5, 'Reporting the Substance of Transactions' continue to apply to the recognition and derecognition of non-financial assets. The adoption of this amendment to FRS 26 did not have an impact on the balance sheet or profit and loss account of the parent company.

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

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

NOTES TO THE CONDENSED FINANCIAL STATEMENT SCHEDULE

December 31, 2007

1      Accounting policies (Continued)

Borrowings

        Borrowings are initially recognized at fair value, net of transaction costs, and subsequently accounted for on an amortized cost basis using the effective interest method. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds (net of transaction costs) is amortized through the profit and loss account to the date of maturity.

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

        Deferred tax assets and liabilities are recognized in accordance with the provisions of FRS 19 "Employee Benefits". The parent company has chosen not to apply the option available of recognizing such assets and liabilities on a discounted basis to reflect the time value of money. Except as set out in FRS 19, deferred tax is recognized in respect of all timing differences that have originated but not reversed by the balance sheet date. Deferred tax assets are recognized to the extent that it is regarded as more likely than not that they will be recovered.

        The Group's UK subsidiaries each file separate tax returns. In accordance with UK tax legislation, where one domestic UK company is a 75 per cent owned subsidiary of another UK company or both are

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

NOTES TO THE CONDENSED FINANCIAL STATEMENT SCHEDULE

December 31, 2007

1      Accounting policies (Continued)

75 per cent owned subsidiaries of a common parent, the companies are considered to be within the same UK tax group. For companies within the same tax group, trading profits and losses arising in the same accounting period may be offset for the purposes of determining current and deferred taxes.

Pensions

        The parent company assumes a portion of the pension surplus or deficit of the Group's largest pension scheme, the Prudential Staff Pension Scheme (PSPS). The parent company applies the requirements of FRS 17 "Retirement Benefits" (as amended in December 2006) to its portion of the PSPS surplus or deficit.

        A pension surplus or deficit is recorded as the difference between the present value of the scheme liabilities and the fair value of the scheme assets.

        The assets and liabilities of the defined benefit pension schemes of the Group are subject to a full triennial actuarial valuation using the projected unit method. Estimated future cashflows are then discounted at a high quality corporate bond rate to determine its present value. These calculations are performed by independent actuaries.

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

2      Dividends declared in the reporting period from subsidiary undertakings

	2007	2006	2005
	(In £ Millions)
The Prudential Assurance Company Limited	288	248	383
Prudential Holdings Limited	—	862	—
M&G Group Limited	99	165	137
Other subsidiaries	—	28	—

Total dividends	387	1,303	520

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

NOTES TO THE CONDENSED FINANCIAL STATEMENT SCHEDULE

December 31, 2007

3      Reconciliation from UK GAAP to IFRS

	2007	2006	2005
	(In £ Millions)
Net Income
(Loss) profit for the financial year of the parent company in accordance with UK GAAP	(17)	834	118
IFRS adjustment	66	92	(25)

Profit for the financial year of the parent company (including dividends from the subsidiaries) in accordance with IFRS	49	926	93
Share in the IFRS profit of the Group net of distribution to the parent company	973	(52)	655

Net income of the Group attributable to shareholders in accordance with IFRS	1,022	874	748

	2007	2006
	(In £ Millions)
Net Equity
Shareholders' equity of the parent company in accordance with UK GAAP and IFRS	3,117	3,312
Share in the IFRS net equity of the Group	3,084	2,176

Shareholders' equity of the Group in accordance with IFRS	6,201	5,488

        The parent company financial statements are prepared in accordance with UK GAAP and the consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. The above table provides a reconciliation between UK GAAP and IFRS.

        The "IFRS adjustment" in the above net income table in respect of the parent company represents the difference in the accounting treatment for pension liabilities between UK GAAP and IFRS. The shares in the IFRS profit and net equity of the Group represent the parent company's equity in the earnings and net assets of its subsidiaries and associates. The profit for the financial year of the parent company in accordance with UK GAAP and IFRS includes dividends declared in the year from subsidiary undertakings of £387 million, £1,303 million and £520 million for the years ended December 31, 2007, 2006, and 2005, respectively (see Note 2).

        As stated in Note 1 to the condensed financial statement schedule, under UK GAAP, the parent company accounts for its investments in subsidiary undertakings at the lower of cost and estimated realizable value. For the purpose of this reconciliation, no adjustment is made to the parent company in respect of any valuation adjustments to shares in subsidiary undertakings which would be eliminated on consolidation

4      Guarantees provided by the parent company

        In certain instances the parent company has guaranteed that its subsidiaries will meet their obligations when they fall due for payment.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PRUDENTIAL PLC
May 15, 2008	By:	/s/ MARK TUCKER
	Name:	Mark Tucker
	Title:	Group Chief Executive

Item 19. Exhibits

        Documents filed as exhibits to this Form 20-F:

Exhibit Number	Description
1.	Memorandum and Articles of Association of Prudential.
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
4.1	Restricted Share Plan, Group Performance Share Plan(5), Business Unit Performance Plan(5) and M&G Executive Long-Term Incentive Plan
4.2	Executive Directors' Service Contracts: Mark Tucker(3) Clark Manning(2) Michael McLintock(2) Nick Prettejohn(4) Barry Stowe(5) Tidjane Thiam
4.3	Other benefits between the Prudential Group and Executive Directors: Mark Tucker Clark Manning Michael McLintock Nick Prettejohn Barry Stowe Tidjane Thiam
4.4	Chairman's Letter of Appointment(3)
4.5	Other benefits between Prudential and the Chairman
4.6	Non-executive Directors' Letters of Appointment Sir Winfried Bischoff Keki Dadiseth(3) Michael Garrett(3) Ann Godbehere Bridget Macaskill(3) Kathleen O'Donovan(3) James Ross(3) Lord Turnbull(4)

4.7	Other benefits between Prudential and the non-executive Directors Sir Winfried Bischoff Keki Dadiseth Michael Garrett Ann Godbehere Bridget Macaskill Kathleen O'Donovan James Ross Lord Turnbull
6.	Statement re computation of per share earnings (set forth in Note B1 to the consolidated financial statements included in this Form 20-F).
8.	Subsidiaries of Prudential (set forth in Note I6 to the consolidated financial statements included in this Form 20-F).
12.1	Certification of Prudential plc's Group Chief Executive pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of Prudential plc's Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Annual certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of KPMG Audit Plc.
15.1	Prudential's Code of Business Conduct.(5)

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

(5)
As previously filed with the Securities and Exchange Commission on June 28, 2007 as an exhibit to Prudential's Form 20-F.

QuickLinks

  Item 3. Key Information
SELECTED HISTORICAL FINANCIAL INFORMATION OF PRUDENTIAL
Dividend Data
Exchange Rate Information
RISK FACTORS
FORWARD-LOOKING STATEMENTS
EEV BASIS AND NEW BUSINESS RESULTS
  Item 4. Information on the Company
BUSINESS OF PRUDENTIAL
Overview
Group Strategy Overview
Company Address and Agent
Significant Subsidiaries
Asian Business
US Business
UK Business
M&G
Group Risk Framework
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
  Item 6. Directors, Senior Management and Employees
Compensation
Share rights granted under the share-based long term incentive plans
Cash rights granted under the Business Unit Performance Plan
Share Ownership
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
  Management's Annual Report on Internal Controls over Financial Reporting
  Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Prudential plc
  Item 16A. Audit Committee Financial Expert
  Item 16B. Code of Ethics
  Item 16C. Principal Accountant Fees and Services
  Item 16D. Exemptions from the Listing Standards for Audit Committees
  Item 16E. Purchases of Equity Securities by Prudential plc and Affiliated Purchasers.
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
Prudential plc and Subsidiaries Notes to the Consolidated Financial Statements December 31, 2007
INDEX TO THE CONDENSED FINANCIAL INFORMATION OF REGISTRANT
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
SCHEDULE II CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc STATEMENTS OF CASH FLOWS (UK GAAP BASIS) Years ended December 31
SCHEDULE II CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc NOTES TO THE CONDENSED FINANCIAL STATEMENT SCHEDULE December 31, 2007
SIGNATURES
  Item 19. Exhibits