Form 20-F
period 2008-12-31
PRUDENTIAL PLC
filed 2009-05-18
CIK 1116578

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on May 18, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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

David Martin
Head of Financial Accounting
Prudential plc
Laurence Pountney Hill,
London EC4R 0HH, England
+44 20 7548 3640
david.martin@prudential.co.uk
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing 2 Ordinary Shares, 5 pence par value each	New York Stock Exchange
Ordinary Shares, 5 pence par value each	New York Stock Exchange*
6.75% Perpetual Subordinated Capital Securities Exchangeable at the Issuer's Option into Non-Cumulative Dollar Denominated Preference Shares	New York Stock Exchange
6.50% Perpetual Subordinated Capital Securities Exchangeable at the Issuer's Option into Non-Cumulative Dollar Denominated Preference Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2008 was:

2,496,947,688 Ordinary Shares, 5 pence par value each

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

        The following table presents the income statement and balance sheet data for and as at the years ended December 31, 2004 to 2008, as presented in accordance with IFRS, and has been derived from Prudential's consolidated financial statements, audited by KPMG Audit Plc:

	Year Ended December 31,
	2008(1)	2008	2007*	2006*	2005	2004
	(In $ Millions)	(In £ Millions)
Income statement data
Gross premium earned	27,766	18,993	18,359	16,157	15,225	16,408
Outward reinsurance premiums	(298)	(204)	(171)	(171)	(197)	(256)

Earned premiums, net of reinsurance	27,468	18,789	18,188	15,986	15,028	16,152
Investment return	(44,152)	(30,202)	12,225	17,141	23,120	14,848
Other income	1,675	1,146	2,457	1,917	1,862	1,766

Total revenue, net of reinsurance	(15,009)	(10,267)	32,870	35,044	40,010	32,766

Benefits and claims and movement in unallocated surplus of with-profits funds	15,823	10,824	(26,785)	(28,267)	(33,100)	(26,593)
Acquisition costs and other operating expenditure	(3,595)	(2,459)	(4,859)	(4,489)	(4,514)	(4,519)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(251)	(172)	(168)	(177)	(175)	(154)
Goodwill impairment charge	—	—	—	—	(120)	—

Total charges	11,977	8,193	(31,812)	(32,933)	(37,909)	(31,266)

(Loss) profit before tax (being tax attributable to shareholders' and policyholders' returns)(2)	(3,032)	(2,074)	1,058	2,111	2,101	1,500
Tax attributable to policyholders' returns	2,374	1,624	5	(830)	(1,147)	(711)

(Loss) profit before tax attributable to shareholders	(658)	(450)	1,063	1,281	954	789
Tax attributable to shareholders' profits	86	59	(354)	(365)	(242)	(215)

(Loss) profit from continuing operations after tax	(572)	(391)	709	916	712	574
Discontinued operations (net of tax)(3)	—	—	241	(105)	48	(58)

(Loss) profit for the year	(572)	(391)	950	811	760	516

	As of and for the year ended December 31,
	2008(1)		2008		2007*	2006*	2005	2004
	(In $ Millions, Except Share Information)		(In £ Millions, Except Share Information)
Balance sheet data
Total assets	315,101		215,542		219,382	216,528	207,436	180,006
Total policyholder liabilities and unallocated surplus of with-profits funds	266,637		182,391		190,317	178,539	170,315	145,211
Core structural borrowings of shareholder financed operations	4,324		2,958		2,492	3,063	3,190	3,248
Total equity	7,474		5,113		6,164	5,556	5,366	4,626
Based on (loss) profit for the year attributable to the equity holders of the Company:
Basic earnings per share	(23.39	)¢	(16.0	)p	38.7p	33.6p	31.6p	24.4p
Diluted earnings per share	(23.39	)¢	(16.0	)p	38.6p	33.6p	31.6p	24.4p
Dividend per share declared and paid in reporting period(6)	26.74¢		18.29p		17.42p	16.44p	15.95p	15.48p
Equivalent cents per share(7)	—		35.36¢		34.70¢	30.74¢	29.61¢	28.36¢
Market price at end of period	608.88¢		416.5p		712p	699.5p	550p	453p
Weighted average number of shares (in millions)			2,472		2,445	2,413	2,365	2,121
Other data
New business from continuing operations:
Single premium sales(5)	22,371		15,303		14,940	14,013	12,839	11,422
New regular premium sales(4)(5)	2,184		1,494		1,374	1,062	846	695
Gross investment product contributions	92,315		63,147		53,759	33,894	26,373	25,108
Funds under management	364,013		249,000		267,000	251,000	234,000	197,000

*
Prudential has adopted the principles of IFRIC 14 in accounting for pension schemes. The adoption gives rise to consequential changes to the comparative results for 2007 and 2006. Further details are provided in note I1 of the notes to Prudential's consolidated financial statements.

(1)
Amounts stated in US dollars have been translated from pounds sterling at the rate of $1.4619 per £1.00 (the noon buying rate in New York City on December 31, 2008).

(2)
This measure is the formal (loss) profit before tax measure under IFRS but is not the result attributable to shareholders.

(3)
Discontinued operations in the prior years predominantly related to UK banking operations following the sale on May 1, 2007, of Egg Banking plc ("Egg") to Citibank Overseas Investment Corporation, a subsidiary of Citigroup Inc ("Citi"). See note I9 of the notes to Prudential's consolidated financial statements.

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

The 2007 single premium sales in the table above included the transfer of 62,000 with-profits annuity policies from Equitable Life on December 31, 2007, with assets of approximately £1.7 billion.

New regular premium sales in the table above includes sales for PruHealth. The comparative figures have been restated accordingly.

Subsequent to September 29, 2007, following expiry of the previous management agreement CITIC-Prudential Life Insurance Company Ltd ("CITIC-Prudential"), Prudential's life operation in China, has been accounted for as a 50 per cent joint venture. Prior to this date CITIC-Prudential was consolidated as a subsidiary undertaking. All premiums for CITIC-Prudential in the comparative results are shown at 50 per cent on a like for like basis, reflecting the constant economic interest before and after the management changes in line with the original agreement with CITIC.

(6)
Under IFRS, dividends declared after the balance sheet date in respect of the prior reporting period are treated as a non-adjusting event. The appropriation reflected in the statement of changes in equity, therefore, includes the final dividend in respect of the prior year. Parent company dividends relating to the reporting period were an interim dividend of 5.99p per share in 2008 (2007: 5.70p, 2006: 5.42p) and a final dividend of 12.91p per share in 2008 (2007: 12.30p, 2006: 11.72p).

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

Year	Interim Dividend	Interim Dividend	Final Dividend	Final Dividend
	(pence)	(US Dollars)	(pence)	(US Dollars)
2004	5.19	0.0952	10.65	0.1950
2005	5.30	0.0942	11.02	0.2046
2006	5.42	0.1028	11.72	0.2317
2007	5.70	0.1153	12.30	0.2424
2008	5.99	0.1112	12.91

        A final dividend for 2008 of 12.91 pence per share was approved by the shareholders at the Annual General Meeting held on May 14, 2009. The interim dividend for 2008 was 5.99 pence per share. The total dividend for the year, including the interim dividend and the final dividend, amounts to 18.90 pence per share compared with 18.00 pence per share for 2007, an increase of five per cent. The total cost of dividends in respect of 2008 was £471 million. Dividend cover is calculated as operating profit based on longer-term investment returns after tax on an IFRS basis, divided by the current year total dividend. The full dividend for 2008 is covered 2.2 times by post-tax IFRS operating profit based on longer-term investment returns from continuing operations as discussed in Item 5. This compares with dividend cover of 1.8, 1.8, 1.8 and 1.3 for the years 2007, 2006, 2005 and 2004 respectively. The Board will continue to focus on delivering a growing dividend, the size of which will continue to reflect the Board's view at the time of the Group's financial position and needs, including available opportunities for profitable investment. The Board believes that in the medium term, a dividend cover of around two times is appropriate to maintain a progressive, though conservative, dividend policy.

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

Year ended December 31,	Average rate
2004	1.84
2005	1.82
2006	1.86
2007	2.01
2008	1.84

        The following table sets forth the high and low noon buying rates for pounds sterling expressed in US dollars per pound sterling for each of the previous six months:

	High	Low
November 2008	1.62	1.48
December 2008	1.55	1.44
January 2009	1.53	1.37
February 2009	1.49	1.42
March 2009	1.47	1.38
April 2009	1.45	1.44

        On May 8, 2009, the noon buying rate was £1.00 = $1.51.

 RISK FACTORS

        A number of factors (risk factors) affect Prudential's operating results and financial condition and, accordingly, the trading price of its shares. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this report, is not updated, and any forward-looking statements are made subject to the reservations specified below under "Forward-Looking Statements".

Prudential's businesses are inherently subject to market fluctuations and general economic conditions.

        Prudential's businesses are inherently subject to market fluctuations and general economic conditions. Uncertain or negative trends in international economic and investment climates which have adversely affected Prudential's business and profitability could be repeated, or prolonged, or could worsen. The adverse effects of such trends, including the unprecedented market dislocation across asset classes and geographical markets witnessed since mid-2008, have been and would be felt principally through the following:

  •
  reduced investment returns could impair its ability to write significant volumes of new business as a result of market volatility, which would have a negative impact on Prudential's assets under management and profit;

  •
  higher credit defaults and wider credit and liquidity spreads resulting in realized and unrealized credit losses, as recently experienced when illiquidity and credit spreads reached all-time highs;

  •
  Prudential in the normal course of business enters into a variety of transactions, including derivative transactions, with counterparties. Failure of any of these counterparties to discharge their obligations, or where adequate collateral is not in place, could have an adverse impact on Prudential's results; and

  •
  in certain illiquid or closed markets, determining the value at which financial instruments can be realized is highly subjective. Processes to ascertain value and estimates of value require substantial elements of judgment, assumptions and estimates (which may change over time). Increased illiquidity also adds to uncertainty over the accessibility of financial resources and may reduce capital resources as valuations decline.

        In the United Kingdom, a significant part of Prudential's shareholders' profit is related to bonuses for policyholders declared on its with-profits products, which are broadly based on historic and current rates of return on equity, real estate and fixed income securities, as well as Prudential's expectations of future investment returns. For all lines of business, fluctuations in financial risk factors will affect the Company's results. In 2008, Prudential has had to operate against a challenging background of unprecedented volatility in capital and equity markets, interest rates and widespread economic uncertainty.

        In the United States, fluctuations in interest rates can affect results from Jackson National Life Insurance Company ("Jackson"), which has a significant spread-based business and where the majority of investments are in fixed-income securities. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders' liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates. During 2008, the US financial services industry faced an unprecedented array of challenges: the S&P 500 index fell by 38.5 per cent, government interest rates fell to historic lows, and global markets experienced a significant increase in volatility. In addition, credit markets seized and global credit spreads widened to historic levels. These factors have significantly contributed to the substantial increases in Jackson's unrealized losses. Jackson also writes a significant amount of variable annuities that offer capital or income protection guarantees. There could be unforeseen market circumstances where the derivatives that it enters into to hedge its market risks may not fully offset its losses, and any cost of the guarantees that remain unhedged will also affect the Company's results.

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

        Changes in government policy, legislation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates, which in some circumstances may be applied retrospectively, may adversely affect Prudential's product range, distribution channels, capital requirements and, consequently, reported results and financing requirements. For instance, regulators in jurisdictions in which Prudential operates may change the level of capital required to be held by individual businesses. Also these changes could include possible changes in the regulatory framework for pension arrangements and policies, the regulation of selling practices and solvency requirements. Furthermore, as a result of the recent interventions by governments in response to global economic conditions, it is widely expected that there will be a substantial increase in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transaction structure, and enhanced supervisory powers.

        The current EU Insurance Groups Directive ("IGD") requires European financial services groups to demonstrate net aggregate surplus capital in excess of solvency requirements at the Group level in respect of shareholder-owned entities. The test is a continuous requirement, so that Prudential needs to maintain a somewhat higher amount of regulatory capital at the Group level than otherwise necessary in respect of some of its individual businesses to accommodate, for example, short-term movements in global foreign exchange rates, interest rates, deterioration in credit quality and equity markets. In addition, changes in the local regulatory environment of countries where this is deemed equivalent to the EU could affect the calculation of the Group's solvency position. The application of Solvency II, the new European Union solvency framework for insurers, to international groups is still unclear and there is a risk of inconsistent application in different member states which may place Prudential at a competitive disadvantage to other European and non-European financial services groups.

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

        The Group's accounts are prepared in accordance with current international financial reporting standards ("IFRS") applicable to the insurance industry. The International Accounting Standards Board ("IASB") introduced a framework that it described as Phase I that permitted insurers to continue to use the statutory basis of accounting that existed in their jurisdictions prior to January 2005. The IASB has published proposals in its Phase II discussion paper that would introduce significant changes to the statutory reporting of insurance entities that prepare accounts according to IFRS. It is uncertain in what form the proposals in the discussion paper will be taken forward into a definitive IFRS and when such changes might take effect.

        European Embedded Value ("EEV") basis results are published as supplementary information for Prudential's announcements to the UK Listing Authority and in its UK Annual Report. The EEV basis is a value based reporting method for Prudential's long-term business which is used by market analysts and which underpins a significant part of the key performance indicators used by the Company's management for both internal and external reporting purposes. In June 2008, in an effort to improve still further the consistency and transparency of embedded value reporting, the Chief Financial Officers' ("CFO") Forum published the initial Market Consistent Embedded Value ("MCEV") Principles. The CFO Forum announced on 19 December, 2008, that it would be reviewing the Principles given the current turbulent markets. They acknowledged that the MCEV principles were designed during a period of relatively stable market conditions and their application could, in turbulent markets, lead to misleading results. The review may lead to changes to the published MCEV Principles or the issuance of guidance. On completion of this review, Prudential will consider its approach to them. If Prudential adopts the new Principles, this will result in a restatement of reported EEV results and change the reporting basis of future results.

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

        Prudential is, and may be in the future, subject to legal actions and disputes in the ordinary course of its insurance, investment management and other business operations. These legal actions and disputes may relate to aspects of Prudential's businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential's markets. Legal actions and disputes may arise under contracts, regulations or from a course of conduct taken by Prudential, and may be class actions. Although Prudential believes that it has adequately provisioned in all material aspects for the costs of litigation and regulatory matters, no assurance can be provided that such provisions are sufficient. Given the large or indeterminate amounts of damages sometimes sought, and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could, from time to time, have an adverse effect on Prudential's results of operation or cash flows.

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

        Within the United Kingdom, Prudential's principal competitors in the life insurance market include many of the major retail financial services companies including, in particular, Aviva, Legal & General, Lloyds Banking Group and Standard Life.

        Jackson's competitors in the United States include major stock and mutual insurance companies, mutual fund organizations, banks and other financial services companies such as AIG, AXA, Hartford, Lincoln National, MetLife and TIAA-CREF.

        In Asia, the Group's main regional competitors are international financial companies, including AIG, Allianz, AXA, ING and Manulife. In a number of markets, local companies have a very significant market presence.

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

        As at March 31, 2009 Prudential's long-term senior debt is rated as A2 (negative outlook) by Moody's, A+ (stable outlook) by Standard & Poor's and A+ (negative outlook) by Fitch.

        Prudential's short-term debt is rated as P-1 by Moody's, A-1 by Standard & Poor's and F1+ by Fitch.

        Prudential Assurance Company's (PAC's) financial strength is rated Aa2 (negative outlook) by Moody's, AA+ (negative outlook) by Standard & Poor's and AA+ (negative outlook) by Fitch.

        Jackson's financial strength is rated A1 (negative outlook) by Moody's, AA (stable outlook) by Standard & Poor's and AA (negative outlook) by Fitch.

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

        Further, because of the long-term nature of much of Prudential's business, accurate records have to be maintained for significant periods. Prudential's systems and processes incorporate controls which are designed to manage and mitigate the operational risks associated with its activities. For example, any weakness in the administration systems or actuarial reserving processes could have an impact on its results of operations during the effective period. Prudential has not experienced or identified any operational risks in its systems or processes during 2008 which have subsequently caused, or are expected to cause, a significant negative impact on its results of operations.

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

        A further example is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (persistency). This is particularly relevant to its lines of business other than its United Kingdom annuity business. Prudential's persistency assumptions reflect recent past experience for each relevant line of business. Any expected deterioration in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly different from those assumed, Prudential's results of operations could be adversely affected.

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

Prudential's Articles of Association contain an exclusive jurisdiction provision.

        Under Prudential's Articles of Association, certain legal proceedings may only be brought in the courts of England and Wales. This applies to legal proceedings between a shareholder (in its capacity as such) against Prudential and/or its directors and/or its professional service providers. It also applies to legal proceedings between Prudential and its directors and/or Prudential and Prudential's professional service providers that arise in connection with legal proceedings between the shareholder and such professional service provider. This provision could make it difficult for US and other non-UK shareholders to enforce their shareholder rights.

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

        The EEV basis is a value based method of reporting in that it reflects the change in the value of in-force long-term business over the accounting period. This value is called the shareholders' funds on the EEV basis which, at a given point in time, is the value of future cash flows expected to arise from the current book of long-term insurance business plus the net worth (based on statutory solvency capital (or economic capital where higher) and unencumbered capital) of the company. EEV basis results are published semi-annually by the Company in the UK Market. The EEV basis results also include disclosures regarding the movements in free surplus (the excess of available over required capital) for the year as a result of, among other things, the generation of free surplus from the in-force operations, the investment of free surplus in new business and investment market-related movements.

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

 Item 4. Information on the Company

BUSINESS OF PRUDENTIAL

Overview

        Prudential is a leading international financial services group, providing retail financial services in the markets in which it operates, primarily the United Kingdom, the United States and Asia. At December 31, 2008, Prudential was one of the 30 largest public companies in the United Kingdom in terms of market capitalization on the London Stock Exchange. Prudential is not affiliated with Prudential Financial, Inc. or its subsidiary, The Prudential Insurance Company of America.

        Prudential has been writing life insurance policies in the United Kingdom for over 160 years and has had one of the largest long-term funds in the United Kingdom for over a century. Prudential expanded its business into British Commonwealth countries, including Singapore and Malaysia, in the 1920s and 1930s. In 1986, Prudential acquired Jackson National Life Insurance Company ("Jackson"), a US insurance company writing life and fixed annuity business. A group strategy review in the early 1990s identified significant opportunities for Prudential in the Asian life sector and Prudential Corporation Asia was established in 1994 to develop a material and profitable Asian business. In 1999, Prudential acquired M&G, a leading UK fund manager. In June 2000, Prudential completed its listing on the New York Stock Exchange.

        Prudential Corporation Asia is the leading foreign company or joint venture in seven of its twelve life markets(1). Prudential Corporation Asia offers a mix of life insurance with accident and health options, mutual funds and selected personal lines property and casualty insurance with the product range tailored to suit the individual country markets. Its insurance products are distributed mainly through an agency sales-force and complementary bancassurance agreements while the majority of mutual funds are sold through banks and brokers. Its life insurance operations in China and India are conducted through joint ventures in which it holds 50 per cent and 26 per cent, respectively. In addition, in India, Prudential holds 49 per cent of a fund management joint venture with ICICI, in China it has a 49 per cent stake in a funds management joint venture with CITIC, which is called CITIC-Prudential, and in Hong Kong, it holds a 36 per cent stake in a joint venture with Bank of China International for Mandatory Provident Funds ("MPF") and mutual funds.

        At December 31, 2008, Prudential Corporation Asia:

  •
  had over eleven million life customers in 12 markets;

  •
  had expanded and extended its bank distribution agreement with Standard Chartered;

  •
  had one of the largest networks of agents, with approximately 425,000 agents; and

  •
  had consistently high brand recognition, outperforming other financial services companies and was voted the most trusted brand in Malaysia, Singapore and Hong Kong(1).

        In the United States, Prudential offers a range of products through Jackson, including fixed, fixed index and variable annuities; life insurance; guaranteed investment contracts; and funding agreements. Prudential distributes these products through independent insurance agents; securities broker-dealers; registered investment advisers; a small captive agency channel, consisting of approximately 100 life insurance agents; and banks, credit unions and other financial institutions. Prudential also offers fee-based separately managed accounts and investment products through Curian Capital, LLC, which is Jackson's registered investment adviser, established in 2003.

        At December 31, 2008, in the United States, Jackson:

  •
  was the 16th largest life insurance company in terms of General Account assets(2);

  •
  was ranked the top insurance company for sales support satisfaction in the Financial Research Corporate Advisor Insight Series on Marketing Effectiveness(3);

  •
  was rated as a 'World Class' service provider for the fourth successive year by Service Quality Measurement Group(4); and

  •
  completed a record sales year with total annual premium equivalent ("APE") retail sales of £596 million, the highest level in Jackson history.

        At March 31, 2009, Jackson was:

  •
  rated A1 (negative outlook) by Moody's, AA (stable outlook) by Standard & Poor's and AA (negative outlook) by Fitch in terms of financial strength rating. The ratings from Standard & Poor's and Fitch represent the third highest ratings and the rating from Moody's represents the fifth highest rating out of their respective rating categories.

        In the United Kingdom, Prudential offers a range of retail financial products and services, including long-term insurance and asset accumulation and retirement income products (life insurance, pensions and pension annuities), retail investment and unit trust products, and fund management services. Prudential primarily distributes these products through financial advisers, partnership agreements with banks and other financial institutions, and direct marketing, by telephone, mail, internet and face to face advisers.

        At December 31, 2008, in the United Kingdom, Prudential was:

  •
  one of the market leaders in the individual annuity market, the with-profits market, the corporate pensions market and the emerging equity release market(5);

  •
  rated first amongst Life and Pension providers for professional authority, trustworthiness and customer's choice for retirement needs among the 45+ age group(6);

  •
  named (in respect of its fund management business, M&G) the Global Group of the Year by Investment Week and by Trust Net, as well as the Lipper Large Group of the Year 2009 ; and

  •
  rated as Aa1 by Moody's (rating under review for possible downgrade), AA+ (negative outlook) by Standard and Poor's and AA+ (stable outlook) by Fitch for financial strength of the Prudential Assurance Company.

        At March 31, 2009, Prudential was:

  •
  rated Aa2 (negative outlook) by Moody's, AA+ (negative outlook) by Standard & Poor's and AA+ (negative outlook) by Fitch in terms of financial strength rating. The ratings from Standard & Poor's and Fitch for the Prudential Assurance Company represent the second highest ratings and the rating from Moody's represents the third highest rating out of their respective rating categories.

(1)
Source: Reader's Digest Trusted Brands Awards 2008

(2)
Source: Statutory financial data per National Underwriter Insurance Data Services from Highline Data, rankings as of December 31, 2008, latest rankings available

(3)
Source: Adviser Insight Marketing Effectiveness, vol 2, 2008

(4)
Source: Service Quality Measurement Group

(5)
Source: Association of British Insurers ("ABI"), Safe Home Income Plan

(6)
Source: HPI Brand Tracking Research, 2008

 Group Strategy Overview

Prudential's objective

        Prudential's overriding objective is to generate sustainable value for its shareholders by combining a clear focus on delivering the optimal level of capital efficient profitable growth in the short and medium term, with sound strategic positioning to capture long term growth opportunities in the pre- and post-retirement market.

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

        Prudential will use its local knowledge to try and ensure it tailors solutions to local market needs, while at the same time continuing to leverage the benefits of the Group as a whole in terms of greater capital efficiency, greater risk appetite and operational synergies.

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

2008 Priorities

        A summary of the 2008 priorities and the level of achievement in respect of these for the year is detailed in the table below:

2008 Summary Priorities		2008 Summary Achievements
Group
•	Improve Group holding company cash flow(1) and maintain robust capital position	•	Operating cash flow improved and was positive £54 million in 2008.
		•	Through prudent and proactive management the Group's Insurance Group Directive ("IGD") surplus at December 31, 2008 (after including an additional £0.3 billion that the UK Financial Services Authority ("FSA") has subsequently allowed to be included going forward) was estimated on March 19, 2009 at £1.7 billion. The surplus will increase by approximately £0.8 billion on completion of disposal of the Group's agency business in Taiwan.
•	Deliver growing dividend, determined after taking into account the Group's financial flexibility and opportunities to invest in areas of business offering attractive returns, targeting two- times cover over time	•	The full year dividend is up five per cent with 2.24 times cover.
Asia
•	Expand the agency force and continue to improve productivity	•
Average number of agents increased to 425,000 with the largest increases in Indonesia, up 43 per cent to 57,000, and India, up 21 per cent to 287,000. Aside from Thailand, all operations grew their agency force.
•	Maximize the potential from non-agency distribution and add new partners	•	Successful bank distribution agreement with Standard Chartered Bank ("SCB") was expanded and extended. Prudential now works with SCB in nine markets and is exploring more opportunities for protection and Takaful products.
•	Further develop direct marketing channels and up-sell and cross-sell	•	Health products have been incorporated into agency incentive programs, a standalone health care product was launched into the SCB channel with simplified underwriting and eye-catching media campaigns to capture direct business and provide leads for other channels.
•	Increase focus on retirement services and health products	•	Continued to develop and launch new retirement orientated products. For example, in Korea and Malaysia, variable annuity products were launched that provide a guaranteed minimum income on retirement.

2008 Summary Priorities		2008 Summary Achievements
United States
•	Continue to innovate around Prudential's key variable annuity product	•	Prudential introduced three new guaranteed minimum withdrawal benefits ("GMWB") and eight new portfolio investments.
•	Enhance further Prudential's existing World Class service model	•	Prudential implemented dedicated, premier service teams, resulting in overwhelmingly positive feedback from key producers.
		•	Prudential was recognized as a 'World Class' service provider by the Service Quality Measurement Group in its latest benchmarking study of North American contact centers.
•	Expand the retail distribution	•	Prudential retained and strengthened distribution relationships by providing the resources, guidance and services, advisers need most during difficult times.
United Kingdom
•	Build on strength in the retirement market and risk products	•
Prudential maintained its leadership position in the individual annuity market in 2008 with a market share of 24 per cent(2). During the year it also introduced lifestyle pricing and a new enhanced annuity product. Its share of the lifetime mortgage market share grew to 23 per cent(3) and the PruHealth business continued to evolve. With-profit bond sales increased in 2008, reflecting the strength of the with-profits offering and the increase in demand for this product as consumers look to protect themselves from market downturns.
•	Migrate to factory gate cautiously managed asset accumulation products	•	Prudential has launched PruFund as a fund link, making it available across a range of tax wrappers including the factory gate products such as individual pensions, income drawdown, onshore and offshore bonds. The launch of PruSelect, an extended range of unit-linked funds across the pensions and investments products to complement the in-house multi-asset fund range, has facilitated the growth of Prudential's market share. Additionally, Prudential has been strengthening its relationships with intermediaries, and has been successful in gaining over 40 new distribution panels with 15 key accounts. This has enabled a wider intermediary distribution of the factory gate products.
•	Deliver on the cost reduction program including the outsource program	•	Prudential started implementing an agreement with Capita to outsource a large proportion of policy administration in April 2008, and is on track to deliver cost savings of £195 million by the end of 2010.

2008 Summary Priorities		2008 Summary Achievements
•	Selective participation in the wholesale market	•	Transactions completed include the bulk annuity buy-in agreements with Goldman Sachs for the reinsurance of APE £30 million of Rothesay Life's non-profit annuity business and with the Trustee of the Cable & Wireless Superannuation Fund for the reinsurance of APE £106 million of liabilities relating to the scheme's pensioners in payment.
•	Determine whether it is in the best interests of policyholders and shareholders to pursue a reattribution of the inherited estate	•	Prudential concluded that maintaining the current operating model for the With-Profits Sub Fund is best in the long-term interest of both the current and future policy holders as well as the shareholders. In June 2008 an announcement was made stating that Prudential would not be proceeding with a reattribution of the inherited estate.
Asset Management
•	Maintain superior investment performance for both internal and external funds	•	Gross fund inflows of £16.2 billion, up 10 per cent on prior year. 35 per cent of M&G retail funds delivered top-quartile investment performance(4).
•	Extend third-party retail and institutional business	•	£3.4 billion of net inflows compared to net outflows of €334 billion(5) across the European asset management industry and £2.1 billion net outflows from UK asset managers across retail and institutional funds(6).

(1)
Holding company cash flow is the increase or decrease in cash and short-term investments of the holding company and related finance subsidiaries during the reporting period.

(2)
Source: ABI

(3)
Source: SHIP

(4)
Source: Morningstar

(5)
Source: EFAMA all funds excluding UK

(6)
Source: IMA data including collective investments

2009 Priorities

Group

        Prudential's overriding objective for 2009 remains that of continuing to create value for its shareholders by fully exploiting the power of its retirement-led strategy and continuing to expand the excellent businesses that it has in place today. On a business unit basis Prudential aims to focus on the following priorities in 2009:

Life insurance

In Asia:

  •
  Expand the agency force and continue to improve productivity

  •
  Maximize the potential from non-agency distribution and add new partners

  •
  Further develop direct marketing channels and up-sell and cross-sell

  •
  Increase focus on retirement services and health products

In the US:

  •
  Continue to focus on improving efficiency of the operation

  •
  Capital conservation

In the UK:

  •
  Build on its strengths in the retirement income and savings market

  •
  Strengthen distribution capabilities

  •
  Deliver an improvement in operational performance and customer service whilst preserving the focus on costs

  •
  Selectively participate in the wholesale market

  •
  Make the most of core capabilities and assets, including longevity experience, multi-asset investment expertise, brand, financial strength and large customer base

Asset management

  •
  Maintain superior investment performance for both internal and external funds

  •
  Extend third party retail and institutional businesses

Summary

        In 2008, Prudential delivered a strong performance in all its businesses and maintained a healthy capital position, despite the banking liquidity crisis and the onset of the most severe worldwide recession in more than a generation.

        The combination of selective spreading of geographic risk across different continents and types of economy, a focus on the most profitable opportunities in the pre- and post- retirement sector in each of Prudential's chosen markets, and a clear focus on generating profitable growth places the Group in a strong position from which to outperform amid particularly testing times and in the longer-term.

        Prudential believes that its operational expertise and excellence in the operating divisions across the world bring to bear and justify the Group's commitment to nurturing its financial strength through the prudent management of capital resources.

        Prudential believes that the retirement market offers significant long-term sustainable growth opportunities as a significant demographic wave transitions out of the work-force and into retirement. The Group has a strong presence in this sector based on its financial strength, its investment and risk management skills, its brands and its product innovation and distribution expertise.

        There is significant volatility and nervousness in markets and it is likely that there will be a period of less attractive economic growth trends in Asia, the US and in the UK than seen in recent years. Notwithstanding this, Prudential believes that its strategy, proactive approach to effective capital and risk management and its business model are well placed to continue to deliver sustainable value.

        In Asia, the markets did feel the impact of the global financial turmoil in 2008, and the region's economic performance has undoubtedly suffered as a consequence of the down turn. However, Asia was the only region worldwide to record high single-digit economic growth in the year. Going forward Prudential believes that Asia's fundamentals of continued economic growth, increasing mass affluence and shifting demographics will continue to be powerful drivers of profitable growth in the future.

        The US remains the largest retirement market in the world. Innovation in product design and speed to the market continue to be the key drivers of Prudential's competitive advantage, and Prudential believes it is well positioned to continue its strong performance.

        In the UK Prudential continues to focus on realizing value from the opportunities created by rapid growth in the need for retirement solutions, leveraging in particular on its longevity experience, multi asset investment capabilities, brand and financial strength. Prudential remains confident about the long-term growth prospects for the UK retirement market.

        Prudential's asset management businesses, although more directly influenced by market movements, are well placed to capitalize on their leading market positions and strong track records in investment performance to deliver net flows and profit growth as well as strategically diversifying the Group's investment propositions in retail financial services markets worldwide.

        Prudential believes that 2009 will be a challenging year and, given the uncertainty in the operating environment, has taken a prudent approach to plans for the year. This means there will be a focus on balancing new business with cash generation and ensuring that the balance sheet and capital position remain robust, whilst positioning the business to take advantage of any improvement in the market conditions. Prudential believes that this cautious but proactive strategy will allow it to outperform over the economic cycle.

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

Significant Subsidiaries

        The table below sets forth Prudential's significant subsidiaries.

Name of Company	Percentage Owned(1)	Country of Incorporation
The Prudential Assurance Company Limited	100%	England and Wales
Prudential Annuities Limited(2)	100%	England and Wales
Prudential Retirement Income Limited(2)	100%	Scotland
M&G Investment Management Limited(2)	100%	England and Wales
Jackson National Life Insurance Company(2)	100%	United States
Prudential Assurance Company Singapore (Pte) Limited(2)	100%	Singapore
PCA Life Assurance Company Limited(2)(3)	99%	Taiwan

(1)
Percentage of equity owned by Prudential directly or indirectly. The percentage of voting power held is the same as the percentage owned. Each subsidiary has one class of ordinary shares and operates mainly in its country of incorporation, except for Prudential Retirement Income Limited which operates mainly in England and Wales.

(2)
Owned by a subsidiary of Prudential.

(3)
On February 20, 2009, Prudential announced that it had entered into an agreement to transfer the assets and liabilities of its agency distribution business and its agency force in Taiwan to China Life Insurance Company Ltd of Taiwan. The business being transferred represents 94 per cent of its in-force liabilities in Taiwan.

 Asian Business

Life Insurance

Market Overview

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

Introduction

        Prudential's current strategy in Asia is to leverage its platform to generate further shareholder value by continuing to increase the scale of its operations. This is reflected in the following strategic commitments: further increasing agency scale and productivity, continuing to build distribution through partnerships, sharpening the focus on health and protection products, developing segmented retirement solutions and strengthening customer relationships.

        Prudential was an early mover in recognizing the long-term growth potential in Asia. Leveraging a foothold established in the 1920s, it has created an unparalleled business in the region that holds market-leading positions in the world's most populous and dynamic economies. Although complete official market statistics are not yet available, Prudential estimates that it is the leading foreign company or joint venture in seven of its twelve life markets. Prudential grew market share in six of its 12 countries during 2008.

        Prudential's operations in Asia are unified under the Prudence face icon, which retains a consistently high recognition rate, outperforming other financial service companies in the region. Prudential operates distinct life insurance businesses in 12 markets. These are all managed by local teams, with strategic leadership and technical support provided by the regional team (based in Hong Kong). Every opportunity is taken to leverage synergies and best practices around the region, and from the wider Prudential Group, particularly in areas such as product development, channel distribution and asset liability management. The Asian businesses operate with common principles and within a regionally managed risk framework. It consistently wins industry awards for the quality of its operations in Asia, including its customer service.

        Underpinning Prudential's success in the region is the breadth and depth of its management teams and staff. These comprise a combination of market-leading international specialists and the very best local talent.

        Although externally the highest profile measure of success is new business volumes and how this translates into market share, Prudential's internal focus is on EEV new business profit. Prudential's business in Asia maintains strict financial disciplines to ensure that there is always a strong correlation between business volumes and the value generated, as reflected in the shareholders' embedded value metrics. As the scale of Prudential's business in Asia continues to increase, as evidenced by premium revenues of £5.5 billion in 2008, there is a greater focus on demonstrating the emergence of this value in terms of distributable IFRS profits and cash.

        Given the current economic climate, a thorough review has been undertaken of all the operations' solvency positions from the local regulatory and the IGD perspectives. Optimizing capital efficiency from the Group's perspective has always been a priority, but with the worldwide collapse of market valuations and interest rates Prudential paid particular attention to this during 2008.

Disposal of PCA Life Taiwan's Agency Business

        When Prudential entered the Taiwanese market in 1999, traditional "compulsory dividend" life policies were the only type of savings and protection policy permitted by the regulator. These polices are unique to Taiwan and have claims, guaranteed surrender values and local statutory reserves calculated on a prescribed actuarial basis, which includes an underlying interest rate assumption based on two-year interest rates at the time the policy is sold.

        Prudential's acquisition of Chinfon Life in 1999 included a back book with interest rate assumptions at around 6.5 per cent and expected liability duration of 30 to 40 years. Since then interest rates in Taiwan have declined and—despite economists' consistent projections of a rise—rates stood at just 1.4 per cent at December 31, 2008. Provisions required under the local solvency requirements have been offset by profits generated from new business, particularly following the introduction of a unit-linked business in 2002. The net cash strain Prudential experienced from this back book was running at the rate of around £50 million per annum.

        However, Prudential as an EU domiciled group is subject to the requirements of the IGD in measuring solvency. For IGD purposes the liability on the back book is crystallized at around £800 million, with the potential to increase significantly under the proposed Solvency II valuation rules. In reviewing the allocation of capital across the Group, Prudential saw an opportunity to materially improve its capital position by releasing the economic capital supporting the agency distribution business. Therefore on February 20, 2009, Prudential announced that it had agreed to transfer the assets and liabilities of the agency distribution business in Taiwan, including the capital consuming back book, to China Life Insurance Ltd (Taiwan), subject to regulatory approval. The transfer will include all policies previously issued by the agency, the agency contracts and the agency related support operations. Upon completion there will be a one-off negative IFRS impact of approximately £595 million after restructuring costs.

        Prudential will continue to be an active and committed player in the Taiwanese life insurance market through its successful bancassurance, direct marketing and other non-agency distribution channels. Bank and direct sales accounted for 29 per cent of Prudential's new business in Taiwan in 2008.

Distribution

        Agency is the predominant distribution channel in Asia and for Prudential the agency force generated 66 per cent of new business volumes in 2008. Success in agency distribution requires building and maintaining meaningful scale in terms of agent numbers whilst also providing the infrastructure to manage agent training and skills development to drive agency productivity. Prudential's agency priority depends on the stage of development of each individual market and Prudential's operation within it.

        During the year, Prudential increased its average number of agents in the Asia region by 21 per cent to 425,000, with the largest increases in Indonesia (up 43 per cent to 57,000) and India (up 21 per cent to 287,000). With the exception of Thailand, all of Prudential's Asian operations expanded their agency forces during 2008.

        The challenging economic environment did suppress industry-wide agency productivity in terms of APE per agent in 2008. Prudential's average productivity was 21 per cent lower than in 2007. The main driver of this decline was lower average case size, which fell by 12 per cent due to the tougher economic climate and higher proportions of (highly profitable) health and protection business. However, the average number of cases per active agent per month was only marginally lower in 2008 than in 2007—a performance that reflects the resilience of our agency force in a depressed market.

        Prudential complements its agency distribution in the region with a number of distribution agreements with leading banks and brokers. The strategy for bank distribution, which accounts for 19 per cent of APE sales, is heavily influenced by its agency competencies, since it does not simply rely on bank counter staff to promote insurance products but also deploys a highly-trained and specialized sales force sitting in the bank branches. These Financial Service Consultants ("FSC's") are managed in a very similar way to the agency force; they are accountable for high standards of quality and the productivity, and they are rewarded for results. There were 8,900 FSC's at December 31, 2008, up 11 per cent on the prior year, and during 2008 FSC's generated 81 per cent of the region's new business from the bank channel.

        During 2008 and in early 2009 Prudential expanded and extended its successful bank distribution agreement with Standard Chartered Bank ("SCB"). Prudential now works with SCB in nine markets(1) and is currently exploring further opportunities for protection and Takaful products. SCB Taiwan had a particularly impressive fourth quarter, and Prudential's overall new business from SCB in Asia increased by 35 per cent during 2008.

(1)
Hong Kong, Singapore, Malaysia, Taiwan, Japan, Korea, Thailand, China, Vietnam

        Total new business from the bank channel grew by 27 per cent during 2008 and accounted for 20 per cent of total new business.

Products

        The life insurance products offered by Prudential Corporation Asia include a range of with-profits (participating) and non-participating term, whole life endowment and unit-linked policies. Prudential also offers health, disablement, critical illness and accident cover to supplement its core life products. Prudential's business in Asia is focused on regular premium products that provide both savings and protection benefits. In 2008, the new business profit mix was 50 per cent accident and health, 39 per cent unit-linked and 11 per cent non-linked products. At the end of 2008 Prudential Corporation Asia offered health and protection products in all of its markets and unit-linked products in 11 of the 12 countries in Asia in which it operates.

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

        Prudential is implementing a structured and disciplined approach to expanding its health and protection business in Asia. A new regional team has been formed with sales management, product development, underwriting, claims, operations and business development expertise. Underwriting processes have been reengineered to improve customer service; claims turnaround is now more efficient; and quotation systems have been upgraded to alert agents to appropriate health riders as attachment opportunities e.g. life policy with critical illness cover to augment core products.

        With this foundation in place, innovative products that are tailored for each market are being rolled out. For example, in the fourth quarter of 2008 our business in Malaysia launched a critical illness plan that pays the full sum assured for up to three claims, with cover until age 85. Over two thousand polices were sold within the first month.

        Critical factors in Prudential's success in health and protection include integrating the product initiatives with the distribution channels and tailoring sales support activities to the agency, bank and direct channels. For example, health products have been incorporated into agency incentive programs, and a standalone health care product was launched into the SCB channel with simplified underwriting and compelling media campaigns to capture direct business and provide leads for other channels.

        Like the West, Asia has rapidly ageing populations and a growing need for financial advice and products to help people save for retirement, secure an income during retirement and protect their financial well being throughout life.

        Prudential has already taken a lead in raising the awareness of the need for retirement financial planning through the 'What's Your Number?' campaigns, and the retirement planning message continues to be reinforced through fully integrated marketing and promotional materials. For example, Prudential's websites in Hong Kong, Taiwan, Malaysia and Korea now include retirement calculators.

        Although market conditions have not been conducive to major new initiatives in the retirement space during 2008, Prudential continues to develop and launch new retirement orientated products. For example, in Korea and Malaysia it launched variable annuity products that provide a guaranteed minimum income on retirement.

New Business Premiums

        In 2008, total sales of insurance products were £2,673 million, down eight per cent from 2007 (£2,901 million). Of this amount, regular premium insurance sales were down 19 per cent to £1,457 million and single premium insurance sales increased 10 per cent to £1,216 million.

        The following table shows Prudential's Asian life insurance new business premiums by territory for the periods indicated. In this table "Other Countries" includes Thailand, the Philippines and Vietnam.

	2008	2007
	£m	£m
Singapore	419	660
Hong Kong	661	618
Malaysia	127	119
Taiwan	342	350
Japan	145	144
Korea	289	420
China (Group's 50% interest in joint venture with CITIC)	95	69
Indonesia	261	227
India (Group's 26% interest in joint venture with ICICI)	262	203
Other countries	72	91

Total	2,673	2,901

Asset Management

        Prudential Asset Management ("PAM") (formerly PPM Asia) is Prudential Corporation Asia's fund management division responsible for managing Prudential Corporation Asia's life and third party institutional funds, including the Prudential group's investments in the Asia-Pacific region. PAM has offices in Singapore, Hong Kong and Tokyo.

        Prudential's Asian asset management business manages funds for Prudential's Asian and UK Life businesses. It further supports the Asian Life business with the design of funds for investment linked products. Prudential is also growing its third party institutional and pension fund management business. Today it has retail operations in ten markets.

        The mutual fund industry continues to diversify its investments, with expectations being for a significant increase in net flows over the coming years. Bank distribution continues to dominate in most markets in Asia, with Prudential having established strong relationships with both regional and local banks and placing great emphasis on providing good service.

Distribution

        In order to capitalize on the exciting and sizeable opportunities in Asia's retail financial services market, Prudential's Asian asset management business maintained its focus in 2008 on building a strong third-party customer retail franchise. The customer proposition is driven by Prudential's strong investment capabilities, which enable it to develop innovative product suites, and distribute them through diverse channels including regional banks, local banks, private banks, and securities houses and an internal sales force. Over the last ten years, Prudential has become one of the largest and most successful domestic asset management companies in the region.

Products

        Prudential offers mutual fund investment products in India, Taiwan, Japan, Singapore, Malaysia, Hong Kong, Korea, Vietnam and China, allowing customers to participate in debt, equity and money market investments. It is also licensed in United Arab Emirates. Prudential Corporation Asia earns a fee based on assets under management.

        Fund innovation is essential in maintaining sales levels and distribution agreements and during 2008 Prudential's operations launched a number of new funds across its territories.

        In Taiwan, PCA Securities Investment Trust Co., Ltd successfully introduced the PCA Green Solution Fund, the third-largest fund initial public offering launched in the country. On the institutional client front, Prudential secured a domestic equity mandate from Taiwan's New Labour Pension Fund for £63 million (TWD 3 billion) of assets. Similarly, in China, the Triple Benefit Bond Fund and Blue Chip Equity Fund launched in 2008 by CITIC-Prudential, raised over £253 million despite the bearish market conditions. In Korea, the focus on providing innovative variable annuities, variable unit linked and corporate pension products to third-party insurance institutions succeeded in building a more persistent customer base. The Japanese business is now the largest India funds provider in Japan, following the successful launch of the fourth India-themed fund (the India Consumer Fund). Additionally, the Employees Provident Fund Organization in India approved ICICI-Prudential Fund Management as one of the three private sector asset management companies to manage incremental flows into its fund.

        Prudential continues to explore opportunities in Islamic funds, and in the United Arab Emirates it signed a Memorandum of Understanding to expand marketing co-operation and distribution of Shariah funds in Malaysia and the Middle East. Prudential's property fund management business PRUPIM delivered a solid performance that included raising £97 million for a new Fund Vietnam Property Fund launched in 2008.

        Prudential Corporation Asia makes transaction charges (initial and surrender depending on the type of fund and the length of the investment) and also makes a service charge based on assets under management. The charges vary by country and fund with money market style funds generally having the lowest charges and equity funds the highest.

Net Flows and Funds under Management

        Prudential's Asian asset management business's total funds under management ("FUM") as at December 31, 2008 was £36.8 billion. This included £4.9 billion of assets from the Group, £16.7 billion from Prudential Corporation Asia's life funds, and £15.2 billion from third-party customers. Compared to 2007, the overall FUM decreased by 27 per cent at constant exchange rates, primarily as a result of negative market movements. In comparison, the MSCI Asia ex-Japan Index fell by 52 per cent in 2008.

        Despite volatile market conditions, Prudential's net inflows remained positive at £0.86 billion, led by the good performance in Taiwan and Japan. Of the £0.86 billion in net inflows, 66 per cent was from equity/bond funds and 34 per cent from money market funds.

 US Business

        Prudential conducts its US insurance operations through Jackson and its subsidiaries, including Curian Capital, LLC, a registered investment adviser. The US operations also include PPM America, Prudential's US internal and institutional fund manager, and Prudential's US broker-dealer operations (National Planning Corporation, SII Investments, Inc., IFC Holdings, Inc. and Investment Centers of America, Inc.). At December 31, 2008, Prudential's US operations had nearly 3 million policies and contracts in effect and PPM America managed approximately £46 billion of assets. In 2008, new business premiums totaled £6,941 million.

US Market Overview

        The United States is the world's largest retirement savings market, and is continuing to grow rapidly. As 78 million baby boomers (Source: US Census Bureau) reach retirement age, their retirement assets are expected to shift from asset accumulation to income distribution. There are already $2 trillion of assets generating retirement income in the US—and this amount is forecast to rise to some $7.3 trillion by 2029 (Source: Tiburon Strategic Advisors).

        During 2008, the US financial services industry faced an unprecedented array of challenges: the S&P 500 index fell by 38.5 per cent (compared to a 3.5 per cent increase in 2007); governmental interest rates fell to historic lows; and global markets experienced a significant increase in volatility, particularly during the last four months of the year. In addition, credit markets seized and global credit spreads widened to historic levels. As a result of these conditions, many financial services firms sought to raise new capital in order to maintain their solvency.

        These factors caused uncertainty in the market, as consumers and producers tried to anticipate future equity movements and questioned the financial stability of product providers. At the same time, however, increasing credit spreads and falling equity markets created favorable market conditions for the sale of fixed annuities. These developments provided a competitive advantage to companies able to participate in both the variable and fixed annuity spaces.

Jackson National Life Insurance Company

        Jackson is a leading provider of retirement income and savings solutions in the mass and mass-affluent segments of the US market, primarily to those planning for retirement or in retirement already. It offers tools that help people plan for their retirement, and manufactures products with specialized features and guarantees to meet customers' needs. By seeking to add value to both the representatives who sell Jackson products, and to their customers, Jackson has built a strong position in the US retirement savings and income market with a nearly six-fold increase in variable annuity sales from 2001 to 2008. Over the same period, Jackson improved its market share from 2.3 per cent in 2001 to 4.0 per cent in 2008 and moved from 17th in total annuity sales to 11th (Source: LIMRA).

        The success in the marketplace of Prudential's US business, Jackson, continues to be driven by its industry-leading distribution organization and product innovation, coupled with its sound evaluation of product economics. Prudential's long-term goals for Jackson include the continued and profitable expansion of its share of the US annuities and retail asset management markets, which it plans to achieve by building on its advantaged position in the advice-based distribution channels. Ongoing profitable growth in Jackson's share of the US annuities market largely depends on the continued enhancement and expansion of its existing product offering, increased penetration of existing distribution channels and entry into new distribution channels, as well as opportunistic inorganic growth.

        Jackson markets its retail products primarily through advice-based distribution channels, including independent agents, independent broker-dealer firms, regional broker-dealers, banks and registered investment advisers. Jackson also markets life insurance and fixed annuity products through its captive insurance agency, which is concentrated in the southeastern United States.

        Innovation in product design and speed to market continue to be key drivers of Jackson's competitiveness in the variable annuity market. High-quality and cost-effective technology has allowed Jackson to offer a comprehensive product portfolio that can be customized to meet the needs of individual customers. Jackson offers products on an unbundled basis, enabling customers to select those benefits that meet their unique financial requirements and to pay only for those benefits they truly desire. In Prudential's view, leveraging this advantage is a more sustainable long-term strategy than competing on price—Jackson will not sacrifice product economics for a short-term increase in market share.

        In 2008, Jackson maintained its track record of continued product innovation by enhancing its variable annuity offering with the addition of three new guaranteed minimum withdrawal benefits ("GMWB") and eight new portfolio investment options. Jackson also introduced two fixed annuity products designed specifically for the bank channel, and a fixed index annuity that offers a choice between two market indexes and two contract lengths.

        Inevitably, the difficult market conditions in 2008 resulted in higher call volume to Jackson's service centers. Despite this increased workload, it once again demonstrated the ability to service investors' and advisers' needs accurately and efficiently, by earning recognition as a World Class service provider in the Service Quality Measurement Group's ("SQM") latest benchmarking study of North American service centers. Historically, only 5 per cent of service centers receive World Class designation, but 2008 marked the fourth year that Jackson has achieved World Class status. Jackson also earned SQM's 'Highest Customer Satisfaction by Industry' award for having the highest rate of customer satisfaction in the financial services industry.

        In 2008, the FRC Adviser Insight Series on Marketing Effectiveness found that Jackson was rated as number one in 'Sales Support Satisfaction', and was the only variable annuities provider rated in the top 10 for 'Overall Satisfaction' among advisers.

        National Planning Holdings ("NPH"), Jackson's affiliated independent broker-dealer network, is comprised of four broker-dealer firms, including INVEST Financial Corporation, Investment Centers of America, National Planning Corporation, and SII Investments. NPH continues to grow through significant recruiting efforts. By leveraging its high-quality, state-of-the-art technology, NPH provides its advisers with the tools they need to operate their practices more efficiently. Through its relationship with NPH, Jackson continues to benefit from an important retail distribution outlet, in addition to receiving valuable insight into the needs of financial advisers and their clients.

        Curian Capital ("Curian"), Jackson's registered investment adviser, provides innovative fee-based separately managed accounts and investment products to advisers through a sophisticated technology platform. Curian expands Jackson's access to advisers and provides a complement to Jackson's core annuity product lines.

Products

        The following table shows total new business premiums in the United States by product line and distribution channel for the periods indicated. Total new business premiums include deposits for investment contracts with limited or no life contingencies.

	Year Ended December 31,
	2008	2007
	£m	£m
By Product
Annuities
Fixed annuities
Interest-sensitive	1,629	481
Fixed index	501	447
Immediate	95	91
Variable annuities	3,491	4,554

Total	5,716	5,573

Life insurance	31	26

Institutional products
GICs, funding agreements and Federal Home Loan Bank of Indianapolis (FHLBI) advances	560	408
Medium term note funding agreements	634	527

Total	1,194	935

Total	6,941	6,534

By Distribution Channel
Independent agents	1,225	623
Bank	1,077	812
Broker-dealer	3,428	4,153
Captive agents	16	10
Institutional products department	1,195	936

Total	6,941	6,534

Annuities

Fixed Annuities

Interest-sensitive Annuities

        In 2008, interest-sensitive fixed annuities accounted for 24 per cent of total new business premiums and 29 per cent of policyholder liabilities of the US operations' interest-sensitive fixed annuities. These annuities, which allow for tax-deferred accumulation of funds, are used for asset accumulation in retirement planning and for providing income in retirement and offer flexible payout options. The contract holder pays Jackson a premium, which is credited to the contract holder's account. Periodically, interest is credited to the contract holder's account and administrative charges are deducted, as appropriate. Jackson may reset the interest rate on each contract anniversary, subject to a guaranteed minimum, in line with state regulations. When the annuity matures, Jackson either pays the contract holder the amount in the contract holder account or begins making payments to the contract holder in the form of an immediate annuity product. This latter product is similar to a UK annuity in payment.

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

        Jackson's fixed annuities continue to be a profitable book of business, benefiting from favorable spread income in recent years. However, the fixed annuity portfolio could be impacted by the continued low interest rate environment as lower crediting rates could result in increased surrenders and lower sales if customers seek alternative investment opportunities. However, as alternative investment opportunities are rare in the current market environment and customers have become more risk averse to equity-based returns, fixed annuities continue to be viewed as an attractive alternative to variable annuities.

Fixed Index Annuities

        Fixed index annuities accounted for 7 per cent of total new business premiums in 2008 and 8 per cent of policyholder liabilities of the US operations. Fixed index annuities are similar to fixed annuities in that the contract holder pays Jackson a premium, which is credited to the contract holder's account, and periodically, interest is credited to the contract holder's account and administrative charges are deducted, as appropriate. Jackson guarantees an annual minimum interest rate, although actual interest credited may be higher and is linked to an equity index over its indexed option period.

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

Immediate Annuities

        In 2008, immediate annuities accounted for 1 per cent of total new business premiums and 2 per cent of policyholder liabilities of the US operations. Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period of years and/or the life of the policyholder. If the term is for the life of the policyholder, then Jackson's primary risk is mortality risk. This product is generally used to provide a guaranteed amount of income for policyholders and is used both in planning for retirement and in retirement itself. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and is guaranteed for the term of the annuity.

Variable Annuities

        In 2008, variable annuities accounted for 50 per cent of total new business premiums and 39 per cent of policyholder liabilities of the US operations. Variable annuities are tax-advantaged deferred annuities where the rate of return depends upon the performance of the underlying portfolio, similar in principle to UK unit-linked products. They are also used for asset accumulation in retirement planning and to provide income in retirement.

        The contract holder can allocate the premiums between a variety of variable sub-accounts with a choice of fund managers and/or a guaranteed fixed-rate option. The contract holder's premiums allocated to the variable accounts are held apart from Jackson's general account assets, in a separate account, which is analogous to a unit-linked fund. The value of the portion of the separate account allocated to variable sub-accounts fluctuates with the underlying investments. Variable annuity policies are subject to early surrender charges for the first four to seven years of the contract. During the surrender charge period, the contract holder may cancel the contract for the surrender value. Jackson offers one variable annuity that has no surrender charges.

        Jackson offers a choice of guaranteed benefit options within its variable annuity product portfolio, which customers can elect and pay for. These include the guaranteed minimum death benefit ("GMDB"), which guarantees that, upon death of the annuitant, the contract holder or beneficiary receives a minimum value regardless of past market performance. These guaranteed death benefits might be expressed as the return of original premium, the highest past anniversary value of the contract, or as the original premium accumulated at a fixed rate of interest. In addition, there are three other types of guarantees: guaranteed minimum withdrawal benefits ("GMWB"), guaranteed minimum accumulation benefits ("GMAB") and guaranteed minimum income benefits ("GMIB"). GMWBs provide a guaranteed return of the principal invested by allowing for periodic withdrawals that are limited to a maximum percentage of the initial premium. One version of the GMWBs provides for a minimum annual withdrawal amount that is guaranteed for the contract holder's life without annuitization. GMABs generally provide a guarantee for a return of a certain amount of principal after a specified period. GMIBs provide for a minimum level of benefits upon annuitization regardless of the value of the investments underlying the contract at the time of annuitization. GMIBs are reinsured with an unaffiliated reinsurer.

        As the investment return on the separate account assets is attributed directly to the contract holders, Jackson's profit arises from the fees charged on the contracts, less the expenses incurred, which include the costs of guarantees.

        In addition to being a profitable book of business in its own right, the variable annuity book also provides an opportunity to utilize the offsetting equity risk among various lines of business to manage Jackson's equity exposure in a cost effective fashion. Jackson believes that the internal management of equity risk coupled with the utilization of external derivative instruments where necessary, continues to provide a cost-effective method of managing equity exposure. In 2008, Jackson's hedging program performed as designed, on a US statutory accounting basis, offsetting the effect of the 38.5 per cent drop in the S&P Index.

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

Life Insurance

        Reflecting the competitive life insurance market place and the overall trend towards asset accumulation products, Jackson's life insurance products accounted for less than 1 per cent of the total new business premiums and 10 per cent of policyholder liabilities of the US operations in 2008. Jackson sells several types of life insurance, including term life, universal life and variable universal life. Term life provides protection for a defined period of time and a benefit that is payable to a designated beneficiary upon death of the insured. Universal life provides permanent individual life insurance for the life of the insured and includes a savings element. Variable universal life is a life insurance policy that combines death benefit protection and the important tax advantages of life insurance with the long-term growth potential of professionally managed investments. Jackson's life insurance book has also delivered consistent profitability, driven primarily by positive mortality and persistency experience.

Institutional Products

        Institutional products consist of guaranteed investment contracts ("GICs"), funding agreements, including agreements issued in connection with participation in the Federal Home Loan Bank of Indianapolis ("FHLBI") program, and medium term note funding agreements. In 2008, institutional products accounted for 17 per cent of total new business premiums and 12 per cent of policyholder liabilities of US operations. The GICs are marketed by the institutional products department to defined contribution pension and profit-sharing retirement plans. Funding agreements are marketed to institutional investors, including corporate cash accounts and securities lending funds, as well as money market funds, and are issued to the FHLBI in connection with its program. Three types of institutional products are offered:

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

        Typically, brokerage accounts and money market mutual funds are required to invest a portion of their funds in cash or cash equivalents to ensure sufficient liquidity to meet their customers' requirements. The funding agreements permit termination by the policyholder on 7 to 90 days notice, and thus qualify as cash equivalents for the clients' purposes. Funding agreements terminable by the policyholder with less than 90 days notice account for approximately 1 per cent of Jackson's total policyholder reserves.

        Jackson is a member of the FHLBI. Membership allows Jackson access to advances from FHLBI that are collateralized by mortgage related assets in Jackson's investment portfolio. These advances are in the form of funding agreements issued to FHLBI. In 2008, the total premiums generated from advances from the FHLBI were £189 million.

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

        Jackson focuses on independent distribution systems and supports its network of independent agents and advisers with education and training programs.

Independent Agents and Broker-Dealers

        Jackson's subsidiary, Jackson National Life Distributors, LLC ("JNLD"), is the primary marketing and distribution organization for annuities and life insurance products. The insurance and fixed annuity products are distributed through independent agents located throughout the United States. These approximately 19,000 appointed insurance agents or brokers, who also may represent other companies, are supported by four regional marketing divisions. JNLD generally deals directly with writing agents and brokers thereby eliminating intermediaries, such as general agents. This distribution channel has enabled it to generate significant volumes of business on a low, variable cost basis. Jackson also provides agents with product information and sales materials.

        JNLD's wholesalers meet directly with broker-dealers and financial planners and are supported by an extensive internal sales staff. There are more than 750 active selling agreements with regional and independent broker-dealer organizations throughout the United States, which provides Jackson access to more than 50,000 appointed agents.

        Jackson provides training for its broker-dealers and also provides them with product information and sales materials.

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

Independent Broker-Dealers

        Jackson's retail distribution is managed by Prudential's independent broker-dealer network, NPH, which is made up of four firms, National Planning Corporation, SII Investments, Inc., INVEST Financial Corporation and Investment Centers of America, Inc. NPH had 3,165 registered representatives at the end of 2008.

Registered Investment Adviser

        Commencing operation in early 2003, Curian Capital, LLC (Jackson's registered investment adviser channel) provides innovative fee-based separately managed accounts and investment products to advisers through a sophisticated technology platform.

        The registered investment adviser industry began as a service offered to very high net worth investment clients, focusing on platforms rather than specific products, and providing institutional-quality management, custom portfolios and tax services. The industry has evolved to offer personalized investment advice, very high quality money management, good returns and reasonable costs to a broader range of clients.

Institutional Products Department

        Jackson markets its institutional products through its institutional products department. It has direct contacts with banks, municipalities, asset management firms and direct plan sponsors. Institutional products are distributed and marketed through intermediaries to these groups.

Captive Agency

        In connection with the acquisition of Life of Georgia in 2005, Jackson established the JNL Southeast Agency ("JNLSA"), the Company's first captive agency since 1970. JNLSA, with more than 100 life insurance agents at December 31, 2008, was formed to help retain the Life of Georgia book of business and to create a new distribution channel for Jackson's life insurance products.

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

        Jackson segregates its investment portfolio for certain investment management purposes and as part of its overall investment strategy into four portfolios: fixed annuities without market value adjustment, fixed annuities with market value adjustment, fixed index annuities and institutional liabilities. The portfolios backing fixed annuities with and without market value adjustments and the fixed index annuities have similar characteristics and differ primarily in duration. The portfolio backing the institutional liabilities has its own mix of investments that meet more limited duration tolerances. Consequently, the institutional portfolio is managed to permit less interest rate sensitivity and has limited exposure to mortgage-backed securities. At December 31, 2008, 10 per cent of the institutional portfolio was invested in residential mortgage-backed securities.

        The fixed-rate products may incorporate surrender charges, market value adjustments, two-tiered interest rate structures or other limitations relating to when policies can be surrendered for cash, in order to encourage persistency. At December 31, 2008, 74 per cent of Jackson's fixed annuity reserves had surrender penalties or other withdrawal restrictions. Substantially all of the institutional portfolio had withdrawal restrictions or market value adjustment provisions.

        Fixed index annuities issued by Jackson also include an equity component that is hedged using equity options and futures contracts issued on the corresponding exchange. The equity component of these annuities constitutes an embedded derivative under IAS 39, "Financial Instruments: Recognition and Measurement" that is carried at fair value, as are other derivative instruments.

        Guaranteed benefits issued by Jackson in conjunction with the sales of variable annuity contracts expose Jackson to equity risk as the benefits generally become payable when equity markets decline below the guaranteed amount. Certain of these benefits are carried at fair value under IAS 39 with changes in fair value recorded in income. Jackson hedges the tail risk associated with the equity exposure using equity options and futures contracts, which are also carried at fair value under IAS 39. Jackson hedges the economic risk associated with these contracts and, therefore, has not explicitly hedged its fair value risk. In addition, certain benefits have mortality risk and are therefore precluded from being carried at fair value. As a result of these factors, the income statement may include a timing mismatch related to changes in fair value. However, as demonstrated during 2008, Jackson's hedges operated effectively, as designed, to protect statutory capital.

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

        Indemnity reinsurance agreements are intended to limit a life insurer's maximum loss on a large or unusually hazardous risk or to obtain a greater diversification of risk for the life insurer. Indemnity reinsurance does not discharge the original insurer's primary liability to the insured. Jackson's reinsured business is ceded to numerous unaffiliated reinsurers and the amount of business ceded to any one reinsurer is not material. Typically, the reinsurers have an AM Best Co rating of A or higher.

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

PPM America

        PPM America is Prudential's US fund management operation, with offices in Chicago and New York. Its primary focus is to manage funds for Jackson and therefore the majority of funds under management are fixed interest in nature. PPM America also serves as investment adviser for certain mutual funds, several private investment funds and structured finance vehicles, and the US equity and fixed income portion of portfolios of certain affiliates within Prudential.

 UK Business

Introduction

        As at December 31, 2008, Prudential's UK business was structured into two business units, each focusing on its respective target customer markets. Prudential's UK business units are UK Insurance Operations and M&G.

        The following discussion describes:

  •
  the UK retail financial services market;

  •
  Prudential's UK business units, products and distribution channels;

  •
  Prudential's reinsurance arrangements and reserving practice; and

  •
  shareholders' participation in Prudential's long-term insurance business.

        In 2008, Prudential's UK business generated new business insurance premiums of £7,183 million and gross investment inflows of £16,154 million. As at December 31, 2008, M&G had over £141 billion of funds under management. See "—M&G" below for an analysis and description of this asset manager and its funds under management.

UK Retail Financial Services Business Overview

        Prudential UK (the UK insurance operations) continues to focus on realizing value from the opportunities created by rapid growth in the need for retirement solutions. Prudential's UK business targets and competes in selected areas of the UK pre and in-retirement markets, and during 2008 it demonstrated considerable resilience and discipline in a very challenging environment. Prudential remain confident about the long-term growth prospects for the UK retirement market.

        In 2008, Prudential UK performed strongly against a challenging background of volatile capital and equity markets, a declining housing market, and widespread economic uncertainty. In this environment and with Association of British Insurers ("ABI") data showing a market decline in retail sales of 10 per cent during the year, its achievement in growing retail sales by 10 per cent was a particularly strong performance.

        The UK is characterized by an ageing population and the concentration of wealth in the mass affluent and high net worth sectors—a combination that positions the retirement and near-retirement segment as the fastest-growing in the marketplace. Low savings rates and high levels of consumer debt, coupled with an increasing shift in responsibility for providing retirement income away from the Government and employers towards individuals, have resulted in individuals in the UK being inadequately provided for during increasingly long periods of retirement.

        Prudential UK has a unique combination of competitive advantages including its longevity experience, multi-asset investment capabilities, brand and financial strength. These put Prudential UK in a strong position to pursue a value driven strategy that generates attractive returns across its Retail and Wholesale businesses.

Initiatives in 2008

  •
  Maintaining leadership position in individual annuities;

  •
  Building share of the equity release market;

  •
  Growing the volume of products that use Prudential's multi-asset management expertise;

  •
  Growing other income streams;

  •
  Strengthening relationships with intermediaries;

  •
  Maintaining strict focus on value in the bulk annuity and back-book markets;

  •
  Cost management.

        Prudential UK has a significant pipeline of internal vestings annuity business from maturing individual and corporate pension policies, which is expected to remain at least at the current level until 2025. Prudential believes it is the largest annuity provider in the UK market, with approximately 1.5 million annuities in payment. Prudential UK's strong internal annuity pipeline is supplemented by strategic partnerships with third parties, where it is the recommended annuity provider for customers vesting their pensions at retirement. Looking forward, the UK annuities market is expected to grow in the near-term, and Prudential UK expects to maintain a significant share of this market.

        Prudential UK's total retail with-profits business has performed very strongly across a range of products. The strong sales growth for with-profits bonds reflects the strength of its with-profits offering and an increasing demand for this type of product as consumers increasingly look to protect themselves from market downturns, especially in an actively managed, well-run and financially strong fund.

        In the wholesale business, Prudential UK's aim is to participate selectively in bulk and back book buyouts, where it is able to win business based on its financial strength, superior track record and annuitant mortality risk assessment capabilities. In the UK wholesale bulk and insurer back-book market, Prudential UK is maintaining a strict focus on value, and will only participate in transactions that meet its return on capital requirements based on its view of future longevity improvements. There continues to be a significant pipeline of potential wholesale deals but competition remains intense with a number of market participants competing for business.

        Prudential UK remains on track to deliver £195 million of cost savings by the end of 2010. As announced in Prudential's 2007 full-year results, the first phase of its UK cost reduction program delivered savings of £115 million per annum. The agreement with Capita, under which Prudential UK outsourced a large proportion of its in-force and new business policy administration, commenced in April 2008 and will ultimately deliver £60 million per annum of savings.

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

Distribution

        Retail financial services and products are distributed face to face, through bank branches, tied agents, company sales forces and financial advisers, or directly by mail, telephone and over the internet. Tied agents are exclusive agents who represent only one insurer and must offer customers the products most suitable to their needs, but only from the range of products offered by that insurer. In recent years the high costs of company sales forces and tied agency networks, combined with customers perceiving a lack of choice, have meant that sales forces and tied agents have lost significant market share to financial advisers, with the result that many insurers, including Prudential, have chosen to close these tied agents and direct sales force networks. With the aim of meeting the perceived demand for face to face advice when purchasing equity release products, Prudential established a face to face sales team for its life time mortgage product in late 2006, and currently has thirty five advisers.

        Direct and e-commerce distribution methods are generally lower-cost than other methods but have not been conducive to providing financial advice to the consumer to date. Accordingly, products distributed directly are generally more straightforward and have lower, often fee-based, charges.

        The FSA, following a consultation process, implemented "depolarization" rules at the end of 2004. Advisers have the choice of being "single tied" as before, or multi-tied advising on the products of a limited range of providers, or equivalent to an independent financial adviser ("IFA"), where they offer products from the "whole of market" as now, but they also have to offer a "fee alternative", a fee-based charging structure as an alternative to commission. Prudential worked with major financial adviser groups to design and build multi tie propositions and has been appointed to a number of multi-tie panels of these major financial adviser groups.

        The FSA is conducting a review of the retail distribution marketplace called the Retail Distribution Review ("RDR"). The feedback statement in November 2008 outlined a number of potential changes designed to encourage greater levels of transparency, professionalism and sustainability within the industry, with the prime aim of increasing consumers confidence in the industry and therefore their desire to engage with it. Prudential supports the concepts of adviser remuneration and the new professional standards which are included as part of the RDR and believes that this is an excellent opportunity to put in place a framework that will better align the interests of consumers, advisers and providers. The proposed implementation date for the proposals is December 31, 2012 and formal consultation papers are scheduled to be published in mid 2009.

        As of December 31, 2008, Prudential's UK Insurance Operations distributes its products through the following channels:

Direct and Partnerships

        The direct distribution channel is primarily charged with increasing revenue from existing Prudential customers and by seeking new customers. Direct distribution channels include the telephone, internet and face to face advisers and focuses on annuities, investments, protection, health products and lifetime mortgages. Partnerships focuses on developing strong relationships with banks, retail brands and other distributors. Partnerships also seeks to help Prudential's distribution partners in their distribution and product development strategies. Prudential now has a range of distribution partners including Barclays, Royal London Mutual, Zurich Financial Services, Openwork, Save and Prosper, National Australia Bank and St James's Place. Prudential also has a partnership with Boots through its PruHealth joint venture.

Wholesale

        In 2008, Prudential UK maintained its strict focus on value in the bulk annuity and back-book markets in 2008, completing transactions generating premium income of approximately £1,420 million. These included the bulk annuity buy-in agreements with Goldman Sachs for the reinsurance of part of Rothesay Life's non-profit annuity business (generating premium income of approximately £300 million across approximately 9,200 members) and with the Trustee of the Cable & Wireless Superannuation Fund for the reinsurance of approximately £1,060 million of liabilities relating to approximately 5,200 of the scheme's pensioners in payment.

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

Intermediaries

        Prudential UK's intermediaries distribution channel saw significant growth in 2008. The business increased its field sales-force by an additional 10 regional sales units, and the focus is to continue developing deeper and better relationships with key accounts and through partnership arrangements. It has been successful in gaining over 40 new panel positions in 2008, meaning that its products are now more widely available to intermediaries than before. In addition, PruFund, Prudential UK's unitized and smoothed investment plan, is now paneled across almost all the major UK retail banks.

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

	Year Ended December 31,
	2008	2007
	(in £ millions)
Life insurance
With-profits	968	406
Unit-linked	939	899

Total life insurance	1,907	1,305
Pensions
With-profits individual	77	29
Unit-linked individual	89	80
Department of Work and Pensions rebates	153	143
Corporate	651	680

Total pensions	970	932
Pension annuities and other retirement products
Fixed	2,427	1,742
Retail Price Index	1,404	659
With-profits	459	2,228

Total pension annuities and other retirement products	4,290	4,629

Healthcare	16	13

Total new business premiums	7,183	6,879

Life Insurance Products

        Prudential's UK life insurance products are predominantly medium to long-term savings products with life cover attached, and also include pure protection (term) products. The main savings products Prudential offers are investment bonds.

Savings Products—Investment Bonds

        Prudential offers customers a choice through a range of investment funds to meet different risk and reward objectives. Prudential launched the Flexible Investment Plan ("FIP") in 2003 and the Prudential Investment Plan ("PIP") in 2007. Through these plans, its customers have the option to invest in the With-Profits fund or in a range of unit linked investment funds. Advisers can build an individual portfolio and asset allocation model to accurately match a client's risk / reward profile. Both FIP and PIP also give financial advisers the opportunity to choose from different external fund management groups and the flexibility to make changes to portfolio and asset allocation over time. In 2008, sales of the unit-linked option of FIP and PIP were £104 million.

        The Prudence Bond, a single premium, unitized with-profits policy with no fixed term, is one of the United Kingdom's leading investment bond products in terms of with-profits market share. In September 2004, Prudential launched the next generation with-profits investment bond, entitled PruFund which is designed to provide increased transparency and smoothed investment returns to the customer. PruFund also offers clients an optional five year guarantee on the initial investment. In 2008, total new business premiums attributable to PruFund were £659 million.

        In March 2008, Prudential launched the International Portfolio Account ("IPA") offering clients access to a wide range of quoted UK investments. Sales of Prudential's offshore bonds, the International Prudence Bond, International Prudential Portfolio Bond and International Portfolio Account were £547 million in 2008.

        With-profits products aim to provide capital growth over the medium to long-term, and access to a range of investment sectors without the costs and risks associated with direct investment into these sectors. Capital growth for the policyholder on with-profits bonds apart from PruFund is achieved by the addition of reversionary or annual bonuses, which are credited to the bond on a daily basis from investment returns achieved within Prudential Assurance's long-term with-profits fund, off-set by charges and expenses incurred in the fund. A final bonus may also be added when the bond is surrendered. PruFund delivers growth through a published expected growth rate, updated quarterly, and a transparent formulaic smoothing mechanism. In contrast the capital return on unit-linked bonds directly reflects the movement in the value of the assets underlying those funds. When funds invested in Prudential Assurance's long-term with-profits fund are either fully or partially withdrawn, Prudential may apply a market value adjustment to the amount paid out.

        Sales of PruFund, Prudential UK's unitized and smoothed investment plan, were particularly strong during the year. Since October 2008 PruFund has been available across Prudential UK's range of tax wrappers, including individual pensions, income drawdown and onshore and offshore bonds. Prudential also launched the new PruSelect range of unit-linked funds across its UK pensions and investments products, more than doubling the number of funds available.

        The sales growth across Prudential UK's with-profits range has been achieved on the back of sustained strong investment performance in its Life Fund over a number of years, reflecting the benefits of its diversified investment policy. Prudential believes that this market will continue to see further growth as investors turn to trusted and financially strong brands and products offering an element of capital protection.

Life Protection

        In October 2004 Prudential launched PruHealth, a UK healthcare product that links health and fitness to the cost of medical insurance. The product has been developed through a joint venture with Discovery of South Africa.

        Since its launch, PruHealth has established itself in the marketplace and as at December 31, 2008, it had 187,000 lives insured, reflecting an emphasis on individual and SME (small-and-medium-enterprise) business, success in introducing new distribution deals, a focus on high quality corporate schemes and a strong renewal rate among individual customers.

        Prudential UK and its South African joint venture partner, Discovery, launched PruProtect in September 2007, which follows the success of PruHealth by applying the Vitality points system. PruProtect's product is focused around a core philosophy of helping people become healthier while protecting and improving the quality of their lives.

Pension Products

        Prudential provides both individual and corporate pension products. In 2008, new business premiums totaled £166 million for individual pensions and £651 million for corporate pensions. Pension products are tax-advantaged long-term savings products that comply with rules established by the UK Inland Revenue and are designed to supplement state-provided pensions. These rules require that, upon retirement, maturity benefits are used to purchase pension annuities by policyholder election at retirement or at least by the age of 75, although they do permit a portion to be taken as a tax-free lump sum. Prior to retirement, these products typically have minimal mortality risk to Prudential and are primarily considered investment products. An exception is where a guaranteed annuity option has been offered on the product, with an element of risk to Prudential both in underlying mortality and investment assumptions.

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

Corporate Pensions

        There are two categories of corporate pension products: defined benefit and defined contribution. Prudential has an established defined benefit plan client base covering the small to medium-sized employer market. Prudential's defined contribution client base ranges from small-unlisted companies to some of the largest companies in the United Kingdom as well as a number of clients in the public sector (in particular where Prudential offers the Additional Voluntary Contribution facility). Additional Voluntary Contribution plans enable employees to make additional pension contributions, either regularly or as a lump sum, to supplement their occupational pension plans.

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

        In addition Prudential has a Company Pension Transfer Plan (or Bulk S32), designed to accept benefits from both defined benefit and defined contribution pension schemes which are winding-up (cease to exist or being replaced by a new type of scheme). Prudential also has the facility to accept enhanced transfers from deferred members of a corporate's defined benefit pensions scheme into the Prudential Group Personal Pension plan where the member has received advice from an independent financial adviser (often called an Enhanced Transfer Value exercise).

Pension Annuities and other retirement products

        Prudential offers individual conventional immediate annuities that are either fixed or retail price indexed (referred to as RPI), where annuity payments are guaranteed from the outset, or with-profits annuities, where annuity payments are variable dependent on the investment performance of underlying assets. Prudential also offers products with an income drawdown option which allow customers greater flexibility in terms of the amount of income they take in retirement and the option to delay buying an annuity up to age 75. In 2008, Prudential sold £75 million of income drawdown products. A total of £2,800 million of individual annuities were sold in 2008. Of this total, £1,600 million were sold to existing Prudential customers with maturing pension policies. The other £1,200 million were sold to new customers, typically individuals with a pension maturing with another provider who chose Prudential to provide their annuity. Prudential also offers bulk annuities, whereby it manages the assets and accepts the liabilities, of a company pension scheme, usually when it is being wound up by the employer. Due to the nature of the product, the volume of Prudential's bulk annuity sales is unpredictable as it depends on the decision of scheme trustees. In 2008, Prudential sold £1,417 million of bulk annuities.

        Prudential's immediate annuity products provide guaranteed income for a specified time, usually the life of the policyholder, in exchange for a lump-sum capital payment. No surrender value is available under any of these products. The primary risks to Prudential from immediate annuity products, therefore, are mortality improvements and credit risk.

Conventional Annuities

        Prudential's conventional annuities include level (non-increasing), fixed increase and RPI annuities. Prudential's fixed increase annuities incorporate automatic increases in annuity payments by fixed amounts over the policyholder's life. The RPI annuities provide for a regular annuity payment to which an additional amount is added periodically based on the increase in the UK Retail Prices Index. In 2008, sales of RPI annuities were £1,404 million (including £844 million of bulk annuities). In 2008, sales of level and fixed increase annuities amounted to £2,427 million (including £562 million of bulk annuities and £63 million of unit-linked income drawdown products).

        In the second half of 2008, Prudential UK introduced lifestyle rating using postcodes for pricing non-profit individual annuities. The introduction of lifestyle pricing allows Prudential UK to price in a manner more reflective of risks associated with the business it is writing.

        In the final quarter of 2008, Prudential UK—working in conjunction with Hannover Re—launched an enhanced annuity, for which the longevity risk is shared, and which uses Hannover Re's efficient market underwriting model. Prudential UK estimates the current market for enhanced annuities is estimated to exceed £1 billion.

With-profits Annuities

        Prudential's with-profits annuities combine the income features of annuity products with the investment smoothing features of with-profits products and enable policyholders to obtain equity-type returns over time. Through this product, Prudential UK brings its product development strengths to bear while also capitalizing on people's need for protection from inflation through increasingly long periods of retirement. Prudential is one of only a few companies in the United Kingdom in the with-profits annuities market and has been operating in this market since 1991. In 2008, Prudential's premiums for this business were £459 million (including £11m of bulk annuities and £13m of with-profits income drawdown products). Prudential is now the market leader, with a market share of over 85 per cent (source: ABI).

Income drawdown

        Given the UK's compulsory annuitization age of 75, an increasingly sophisticated consumer population, and the rising incidence of second careers and semi-retirement as a result of increasing longevity, the market has seen good growth in the 'bridge' between pensions and annuities through income drawdown products. Prudential UK launched an income drawdown option as a part of the Flexible Retirement Plan in late 2007 and achieved premiums of £75 million in 2008 compared to £34 million in the previous year for this and the existing product, the Flexible Income Retirement Account. These products help customers manage their pension through the various stages of retirement, and also offer flexibility while providing potential for capital growth.

Lifetime mortgage

        Prudential UK entered the equity release market three years ago, and grew its share of this market to 23 per cent by the end of 2008 (source: SHIP). Investing in property has been an increasingly important component for many people saving for their retirement (source: SHIP). With around £700 billion owned by pensioners in property in the UK, pensioners can consider options such as equity release to help deliver an adequate income in retirement. Prudential believes that this is likely to become increasingly important as people live longer and the cost of living continues to rise. In an environment of falling house prices and the associated risk of negative equity, the maximum loan-to-value ratio on the product was reduced, which impacted sales in the latter part of 2008. Prudential will continue to maintain a disciplined approach to lending in this market.

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

        Prudential's regulatory reserving for with-profits products, as required by UK regulation, takes into account annual bonuses/annual interest credited to policyholders because these are "attached" to the policies and are guaranteed. Realistic reserves are also calculated for with-profits products under UK regulation. These include an allowance for final bonuses based on the asset share or a prospective valuation of the policies and the cost of guarantees, smoothing and enhancements.

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

Financial Strength of Prudential Assurance's Long-term Fund

        Prudential Assurance ("PAC") at December 31, 2008 was rated Aa1 (rating under review for possible downgrade) by Moody's, AA+ (negative outlook) by Standard & Poor's, and AA+ (stable outlook) by Fitch.

        The Company's with-profits fund is one of the largest and financially strongest in the UK, continuing to cover comfortably all of its regulatory solvency requirements. The fund is supported by an inherited estate of £5.4 billion (as at December 31, 2008) which provides the working capital required to support the fund for the long-term benefit of current and future policyholders.

        The table below shows the change in the investment mix of Prudential's main with-profits fund:

	2008%	2007%
UK equities	34	35
International equities	17	17
Property	14	14
Fixed Interest	29	28
Cash and other asset classes	6	6

Total	100	100

        Despite difficult conditions in financial markets throughout 2008, the with-profits sub-fund performed strongly. With-profits, when invested in an actively managed and financially strong fund like Prudential's, continues to be an attractive medium to long-term investment, offering annualized returns which compare favorably with other investment options. The with-profits sub-fund has delivered investment returns of 67.2 per cent over ten years compared with the FTSE All-share index (total return) of 12.4 per cent over the same period (figures are to December 31, 2008, before tax and charges). Much of this excellent investment performance was achieved through the active asset allocation of the fund. As part of its asset allocation process, Prudential UK constantly evaluates prospects for different markets and asset classes. During the year PAC's long-term fund reduced its exposure to equities and increased its exposure to fixed interest securities.

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

        This basis makes companies' financial health more transparent to policyholders, intermediaries and regulators alike, and enables more informed choices to be made by policyholders. The PAC long-term with-profits sub-fund is very strong with the inherited estate (free assets) measured on a realistic basis, valued at approximately £5.4 billion at the year end before deducting for the risk capital margin.

Shareholders' Interests in Prudential's Long-term Insurance Business

        In common with other UK long-term insurance companies, Prudential's products are structured as either with-profits products or non-participating (including unit-linked) products. For statutory and management purposes, PAC's long-term fund consists of a number of sub-funds in which shareholders and policyholders have varying interests.

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

        PAC's board of directors, with the advice of its Actuarial Function Holder and its With-Profits Actuary determines the amount of annual and final bonuses to be declared each year on each group of contracts.

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

        The overall return to policyholders is an important competitive measure for attracting new business. The ability to declare competitive bonuses depends, in part, on the financial strength of PAC's long-term fund, enabling it to maintain high levels of investment in equities and real estate, if it wishes to do so. Equities and real estate have historically over the long-term provided a return in excess of fixed interest securities.

        In 2008, Prudential declared a total surplus of £3,029 million from PAC's primary with-profits sub-fund, of which £2,730 million was added to with-profits policies and £298 million was distributed to shareholders. This includes annual bonus rates of 3.5 per cent per annum for the Prudence Bond and 3.50 per cent per annum for personal pensions. In 2007, Prudential declared a total surplus of £2,901 million from Prudential Assurance's primary with-profits sub-fund, of which £2,612 million was added to with-profits policies and £289 million was distributed to shareholders. This includes annual bonus rates of 3.25 per cent for the Prudence Bond and 3.25 per cent for personal pensions.

        The closed Scottish Amicable Insurance Fund ("SAIF") declared total bonuses in 2008 of £777 million compared to £676 million in 2007. Shareholders have no interest in profits from the SAIF fund, although they are entitled to the investment management fees paid by this business. For greater detail on the SAIF fund, see "—The SAIF Sub-fund and Accounts" below.

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

        The inherited estate, as working capital, enables PAC to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund's assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

        PAC announced in March 2006 that it had begun a process to determine whether it could achieve greater clarity as to the status of the inherited estate through reattribution. In June 2008, PAC announced that it did not believe that it was in the interests of current or future policyholders or shareholders to continue the reattribution process. This announcement reflects PAC's overriding priority, which is to maintain the long-term financial security of the with-profits fund and to continue delivering strong relative performance for the benefit of its policyholders.

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

        In February 2009, the FSA issued a revised consultation paper 09/09 proposing that future payments of compensation and redress for events occurring after July 31, 2009 may only be paid from assets attributable to shareholders.

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

Guaranteed Annuities

        PAC used to sell guaranteed annuity products in the United Kingdom and held a provision of £42 million at December 31, 2008, within the main with-profits fund to honor guarantees on these products. The Company's main exposure to guaranteed annuities in the United Kingdom is through SAIF and a provision of £391 million was held in SAIF at December 31, 2008, to honor the guarantees. As SAIF is a separate sub-fund of the Company's long-term business fund, this provision has no impact on shareholders.

M&G

        M&G is Prudential's fund management business in the United Kingdom and continental Europe and comprises retail, institutional and internal fund management activities. Its key metrics of performance are profits, net sales and investment performance.

Fund Management

        M&G is an investment-led business which aims to deliver superior investment performance and maximize risk-adjusted returns in a variety of macro-economic environments. Through M&G Prudential seeks to add value to its Group by generating attractive returns on internal funds as well as growing profits from the management of third party assets. Such external funds now represent a third of M&G's total funds under management ("FUM").

        In the retail market, M&G's strategy is to maximize the value of its centralized investment function through a multi-channel, multi-geography distribution approach. Key themes in recent years have included the growing proportion of business sourced from intermediated channels and the growth of cross-border products. M&G's has benefited from having a diverse product portfolio during the recent turmoil as, for example, bond funds have become more popular than equity based products.

        M&G's institutional strategy centers on leveraging capabilities developed primarily for internal funds into higher margin external business opportunities. In recent years this has allowed M&G to operate at the forefront of a number of specialist fixed income strategies, including leveraged finance and infrastructure investment. The recent chaos in capital markets has resulted in a renewed focus on more traditional credit and equity mandates, again drawing on its core research and investment expertise.

Key initiatives and performance

        Delivering fund performance remains critical and is a key determinant of success for an asset management business. M&G has continued to deliver market-leading investment performance in 2008 with impressive results. M&G's retail funds have performed strongly. The global financial crisis has had a negative impact on asset values across classes and geographies. At M&G, this has a direct impact on its FUM as well as important consequences for new business sales and existing client persistency. In this challenging environment investment performance is more critical than ever, further illustrating the value of its core strategy.

        In the three years to December 2008, 35 per cent of M&G's retail funds delivered top-quartile investment performance (Source: Morningstar).

        In Europe, the asset management industry has seen net outflows of €334 billion in 2008, while the UK market reported £2.1 billion of net outflows from UK asset managers across Retail and Institutional funds.

        Against this background M&G performed extremely well in 2008, with record gross inflows from external customers of £16.2 billion, up from £14.7 billion in 2007. Higher redemption rates resulted in somewhat lower net inflows of £3.4 billion, compared to £4.9 billion in 2007 and £6.1 billion in 2006, which was M&G's record year to date.

        M&G's strategy of maximizing diversity across the business delivered results in 2008, as demonstrated by increased net inflows to retail bond funds of £1.4 billion, up from £0.2 billion in 2007. These helped to offset a decline in equity fund net inflows, which fell to £0.7 billion, down from £1.7 billion in 2007.

        M&G's net retail inflows in the UK were up 62 per cent on 2007 at £1.9 billion, while the more challenging European market resulted in net flows of zero, compared to £0.8 billion of inflow in 2007. A significant achievement for its retail distribution team has been the development of the discretionary manager channel (including stockbrokers, family offices and fund of funds managers), with net sales of £0.7 billion in 2008, up from £0.4 billion in 2007.

        Among M&G's institutional businesses, a difficult year for its Macro Investment Business (net outflows of £0.9 billion) was more than offset by strong net inflows of £0.3 billion to its infrastructure fund and £0.8 billion to segregated equity funds. M&G's high quality of client servicing and diverse product offering enabled it to maintain positive inflows of £1.3 billion during a period that saw net institutional outflows for asset managers of £6.3 billion according to market reports (Source: IMA data, which is for the UK only and includes collective investments).

        During 2008, M&G continued to focus on effective cost management to limit the impact of falling FUM on bottom-line results. M&G's overall overhead costs fell 16 per cent in 2008. However, this partially reflects a one-off reduction in long term incentive costs.

        A key cost management initiative in 2008 was the outsourcing of M&G Retail's direct customer servicing. As well as generating immediate annual savings of around £3 million, this will allow it to move from a fixed to a variable cost base for this channel.

        M&G's cost/income ratio was 60 per cent in 2008, down from 66 per cent in 2007, having improved from 75 per cent in 2004.

        The following table shows funds managed by M&G at the dates indicated.

	At December 31,
	2008	2007
	(In £ Billions)
Retail fund management	19	22
Institutional fund management	28	29
Internal fund management	94	116

Total	141	167

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

        The business has continued to grow in terms of investment, infrastructure and personnel in a controlled way while maintaining the dynamism and flexibility that it requires to identify and realize opportunities for profit. Prudential Capital is committed to working closely with other Group business units to deliver opportunities and to improve value creation for the Group. Prudential Capital is also involved in the hedging strategy, liquidity and capital management for the Group.

Group Risk Framework

Risk and Capital Management

Introduction

        As a provider of financial services, including insurance, Prudential recognizes that the managed acceptance of risk lies at the heart of its business. As a result, effective risk management capabilities represent a key source of competitive advantage for the Group. To maximize this advantage, Prudential have embedded a risk and capital management framework and culture that drives the rigorous risk and capital management and optimization of risk adjusted returns across the Group.

        The Group's risk appetite framework sets out its tolerance to risk exposures as well as its approach to risk management and return optimization. Under this approach, Prudential monitors its risk profile continuously against agreed limits. Prudential's main strategies for managing and mitigating risk include asset liability management, using derivatives to hedge relevant market risks, and implementing reinsurance and corporate insurance programs. More detail on our Group's risk governance system and risk policies is provided on pages 64 to 66.

Risk oversight

Group risk appetite

        Prudential defines and monitors aggregate risk limits for its earnings volatility and its capital requirements:

(a)
Earnings volatility: the objectives of the limits are to ensure that (a) the volatility of its earnings is consistent with its stakeholders' expectations, (b) the Group has adequate earnings (and cash flows) to service debt, expected dividends and to withstand unexpected shocks, and (c) earnings (and cash flows) are managed properly across geographies and are consistent with its funding strategies. The two measures Prudential applies to monitor the volatility of its earnings are EEV operating profit and IFRS operating profit.

(b)
Capital requirements: the limits aim to ensure that (a) the Group meets its solvency capital requirements at all times, (b) the Group achieves its desired target rating to meet its business objectives, and (c) supervisory intervention is avoided. The two measures Prudential applies are the EU Insurance Groups Directive ("IGD") capital requirements and economic capital requirements.

        Prudential's risk appetite framework forms an integral part of its annual business planning cycle. Throughout the year, its Group Risk function monitors the Group's risk profile against the agreed limits. Using submissions from business units, Group Risk calculates its position (allowing for diversification effects between business units) relative to the limits implied by the risk appetite statements.

        Local limits are agreed with each of Prudential's business units to ensure that the aggregate risk exposure remains within the defined Group-level risk appetite. Each business unit determines its own individual risk position by calculating the impacts (on earnings and capital measures) of a shock to its market, credit, insurance and operational risk exposures and agrees them with Group Risk and the Group Asset and Liability Committee ("ALCO").

        Prudential use a two-tier approach to apply the limits at business unit level. Firstly, it calculates business unit risk limits. These ensure that, provided each business unit keeps within its limits, the Group risk position will remain within the Group limits. Secondly, the impact on the risk position is considered as part of Group Risk's scrutiny of large transactions or departures from plan proposed by individual business units.

        In the event that any of the business unit plans imply risk limits will be exceeded, this will necessitate a dialogue between Group Head Office ("GHO") and the relevant business unit or units. Exceeding Group limits may be avoided if, for example, limits in other business units are not fully utilized, or if the diversification effect at Group level of a particular risk with other business units means the Group limit is not breached. Ultimately, authorization to breach limits would require approval from GHO.

        The continuing market dislocation and the increased risk of default has increased emphasis on the management of market and credit risk in the course of 2008. Market risk is managed such that as conditions evolve the risk profile is maintained within risk appetite, and in addition to business unit operational limits on credit risk, Prudential set counterparty risk limits at Group level. Limits on its total Group-wide exposures to a single counterparty are specified within different credit rating 'categories'. Group Risk and the Group ALCO monitor its actual exposures against these limits on a monthly basis.

Risk exposures

        The Group Risk Framework deploys a common risk language, allowing meaningful comparisons to be made between different business units. Risks are broadly categorized as shown below.

Category	Risk type	Definition
Financial risks	Market risk	The risk that arises from adverse changes in the value of, or income from, assets and changes in interest rates or exchange rates.
	Credit risk	The risk of loss if another party fails to meet its obligations, or fails to do so in a timely fashion.
	Insurance risk	The inherent uncertainty as to the occurrence, amount and timing of insurance liabilities. This includes adverse mortality, morbidity and persistency experience.
	Liquidity risk	The risk that a business, though solvent on a balance sheet basis, either does not have the financial resources to meet its obligations as they fall due or can secure them only at excessive cost.
Non-financial risks	Operational risk	The risk of direct or indirect loss resulting from inadequate or failed internal processes, people or systems, or from external events. This includes legal and regulatory compliance risk.
	Business environment risk	Exposure to forces in the external environment that could significantly change the fundamentals that drive the business's overall objectives and strategy.
	Strategic risk	Ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group's capabilities.

Market risk

Equity risk

        Most of the equity exposure in Prudential's UK business arises from the with-profits fund which is partially protected against falls in equity markets through an active hedging policy. The fund also includes a large inherited estate estimated at £5.4 billion at December 31, 2008. The inherited estate itself is partially protected against falls in equity markets through an active hedging policy.

        In Asia, a high proportion of Prudential's in-force book is made up of unit-linked products with limited shareholder exposure to equities. Prudential has minimal direct shareholder exposure to Asian equity markets outside its unit-linked holdings.

        In the US, where Jackson is a leading provider of variable annuities, there are well-understood risks associated with the guarantees embedded in its products. Jackson provides guarantees for minimum death benefit ("GMDB") on all policies in this class, minimum withdrawal benefits ("GMWB") on 67 per cent of the book, and minimum income benefits ("GMIB") on only 11 per cent. To protect the shareholder against the volatility induced by these embedded options, Jackson uses both a comprehensive hedging program and reinsurance.

        In Jackson's variable annuity sales activities, it focuses on meeting the needs of conservative and risk averse customers who are seeking reliable income in retirement, and who display little tendency to arbitrage their guarantees. These customers select conservative investment options and, importantly, buy fewer guarantee products compared to the industry as a whole. Jackson is able to achieve this because its unique and market leading operational platform allows it to tailor more than 3,000 product combinations, thereby ensuring that its customers are not sold guarantees they do not need. Jackson seeks to sell at a price where it can hedge or reinsure its risks. Many of its competitors offer 'bundled' products where the customer pays for guarantees that they do not require. In contrast, Jackson's more tailored offering avoids the sale of unnecessary guarantees, enabling it to remain globally price competitive while pricing each of its individual guarantees appropriately. This enables Jackson to be price-competitive while not over-exposing its business to guarantee risk. Also, the conservative nature of its investment options makes hedging a more straightforward process.

        It is Jackson's philosophy not to compete on price. Jackson's individual guarantees tend to be more expensive than the market average, because it seeks to sell at a price where it can hedge or reinsure its risks.

        Jackson does not actively market GMIB, and where it is selected it reinsures. It uses reinsurance to cover both the in-force book and new business for the life of the policy. If reinsurance were not available, Jackson would not sell GMIB options.

        Jackson takes a macro approach to hedging that covers market risk in the US business, including all exposure to GMDB and GMWB guarantees. Within this macro approach Jackson makes use of the natural offsets that exist between the variable annuity guarantees and the fixed-indexed annuity book, and then use a combination of Over The Counter ("OTC") options and futures to hedge the residual risk, allowing for significant market shocks and limiting the amount of capital it is putting at risk. The hedging program covers both the in-force book and new business for the 'greeks' i.e. changes in equity market levels, the rate of change in market levels and equity market volatility, as well as interest rate movements. In addition Jackson hedges the fees on variable annuity guarantees.

        Jackson's dynamic hedging of its variable annuity guarantees meant that Jackson's equity hedging gains offset the effect of the 38.5 per cent drop experienced in US equity markets in 2008 on a statutory capital basis. This outcome compared favorably to the industry as a whole. Indeed, Jackson was one of only a handful of US life insurance companies to achieve this level of success with its variable annuity hedging program in 2008.

Interest rate risk

        Interest rate risk arises primarily from Prudential's investments in long-term debt and fixed income securities. Interest rate risk also exists in policies that carry investment guarantees on early surrender or at maturity, where claim values can become higher than the value of backing assets as a result of rises or falls in interest rates.

        Interest rates primarily impact Prudential's Asia, US and UK with-profit businesses. In Asia, its exposure will be reduced following its agreement with China Life Insurance Company Ltd (Taiwan) to transfer the agency-based business in Taiwan, which includes Prudential's legacy products which contain interest rate risk. The remaining exposure in Asia arises mainly from guarantees on traditional shareholder-backed life products and asset-liability mismatches, primarily in Japan and Korea. This exposure is within Prudential's risk appetite, and it manages it carefully on an ongoing basis. Prudential has a range of risk mitigation options available to it should it wish to reduce this exposure further. However, it is important to note that interest rates in some territories are currently at historically low levels, which has the effect of mechanistically reducing its downside risk.

        In the US there is interest rate risk across the portfolio. Prudential manages fixed annuity interest rate exposure through a combination of interest rate swaps and interest rate options, to protect capital against rates rising quickly, and through the contractual ability to reset crediting rates annually. The average traditional fixed annuity crediting rate is 91bps above the guaranteed crediting rate. Historically, it has had a significant IGD sensitivity relating to the mark-to- market accounting of interest rate derivatives. During the final quarter of 2008, Prudential worked with the Michigan State regulator to recognize the effectiveness of interest rate hedging, and the statutory valuation now accounts for hedges and the hedged items on a consistent basis.

        In the UK the investment policy for the shareholder backed annuity business is to match investment returns with annuity payments. Where these cash flows are not matched exactly there is some exposure to asset and liability mismatches and this exposure can be increased by, for example, the current low interest rate environment. There is an interest rate risk in the UK with-profits fund.

Foreign exchange risk

        Prudential operates in the UK, the US, Continental Europe and 13 countries in Asia. Inevitably, the geographical diversity of its businesses means that it is subject to the risk of exchange rate fluctuations. Prudential's international operations in the US and Asia, which represent a significant proportion of its operating profit and shareholders' funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in its consolidated financial statements when results are expressed in pounds sterling.

        Prudential do not generally seek to hedge foreign currency revenues, as these are substantially retained locally to support the growth of the Group's business and meet local regulatory and market requirements. However, in cases where a foreign surplus is deemed to be supporting Group capital or shareholders' interests, this exposure is hedged if it deems it economically optimal to do so. Currency borrowings and derivatives are used to manage exposures within the set limits.

Credit risk

1.
Information regarding the 2008 results

        The global debt markets experienced unprecedented conditions in 2008, with illiquidity and credit spreads reaching all-time highs. Prudential's debt portfolio on an IFRS basis was £95 billion at December 31, 2008.

        Of this total, £59 billion was in the UK insurance operations, of which £38 billion was within the UK with-profits fund. The fund also includes a large inherited estate estimated at £5.4 billion. Outside the with-profits fund, £4 billion was held in unit-linked funds where the shareholder risk is limited, and there was £17 billion backing the shareholder annuity business and other non-linked business, of which £13 billion related to corporate bonds and £4 billion was in government securities, or equivalent.

        Within the UK shareholder annuity funds, Prudential has built up a significant credit reserve of £1.4 billion to allow for future defaults on a statutory basis. This reserve can withstand the equivalent of the average default experience during the Great Depression occurring every year over the life of the portfolio.

        In 2008, Prudential has experienced credit defaults for UK operations of £93 million that relate to shareholder funds (0.5 per cent of the portfolio).

        Asia's debt portfolio totaled £11 billion at December 31, 2008. Of this, approximately 64 per cent was invested in Unit-Linked and with-profits funds with minimal shareholder risk. The remaining 36 per cent is shareholder exposure and is invested predominantly (85 per cent) in government bonds. For Asia, the portfolio has performed very well, with 2008 defaults totaling only £20 million.

        The final and most significant area of exposure to credit risk for the shareholder is Jackson in the US. At December 31, 2008 Jackson's fixed income portfolio was estimated at £24 billion, comprised of £16 billion of Corporate Debt, £2 billion of Commercial Mortgage Backed Securities ("CMBS"), £4 billion of Residential Mortgage Backed Securities ("RMBS") and £2 billion of other instruments. Jackson entered the cycle in a defensive position and continues to manage the portfolio rigorously.

        The US Corporate Debt portfolio of £16 billion is 92 per cent investment grade. Concentration risk is low, with the top ten holdings accounting for only five per cent of the portfolio. The high-yield portfolio is also well diversified with an average holding of £8 million. Jackson's single largest sector exposure in the investment grade portfolio is Utilities at 13 per cent. Jackson actively manages the portfolio and will sell exposure as events dictate; for example, it reduced its holding in both Lehman and Washington Mutual early in 2008.

        Within the RMBS portfolio of £4 billion, the agency guaranteed portion is 50 per cent. Another 25 per cent of the portfolio relates to investments with pre-2006/2007 vintages, where experience has been much more positive than later vintages. Jackson's exposure to the 2006/2007 vintages totals £946 million of which £617 million is invested in the senior part of the capital structure, thereby significantly reducing the risk of defaults and the magnitude of loss if a shortfall does occur. The actual exposure to non-senior 2006/2007 Prime and Alt-A RMBS is only £329 million.

        The CMBS £2 billion portfolio is performing strongly, with 85 per cent of the portfolio being AAA and only one per cent below investment grade. Jackson materially reduced its non-AAA purchases after 2004 in response to the significant deterioration in underwriting standards observed in the market and in line with rating agencies' guidelines. The entire portfolio has an average credit enhancement level of 30 per cent. This provides significant protection, since it means the bond has to incur a 30 per cent loss, net of recoveries, before it is at risk.

        In 2008, Jackson's total defaults were £78 million of which £5 million were incurred in the fourth quarter. As part of its active management of the book it incurred net losses of £127 million on the sale of impaired bonds, of which £67 million was incurred in the fourth quarter of 2008.

        IFRS write-downs excluding defaults for the year were £419 million, of which £228 million arose in the fourth quarter of 2008.

        The impairment process reflects a rigorous review of every single bond and security in its portfolio. Jackson believes that the accounting rules for impairments are necessarily conservative and not always consistent with economic losses. So, while the accounting requires it to book them as losses through its income statement, it would expect only a proportion of these impairments eventually to turn into defaults, and some of the impaired securities to recover in price over time.

        In considering potential future losses for Jackson, it is essential to examine the key components of the debt portfolio. As at December 31, 2008, 93 per cent of Jackson's total debt portfolio of £24 billion consisted of investment grade securities and seven per cent were high yield.

        Applying peak global annual default rates and making conservative assumptions for recoveries to Prudential's portfolio would generate losses of approximately £350 million for one year that could be absorbed by its current IGD surplus as estimated at December 31, 2008.

2.
Information regarding the position at March 31, 2009

        On May 14, 2009, Prudential published its first quarter 2009 Interim Management Statement with the UK Listing Authority. In light of the unusual prevailing credit market conditions, this statement included details on credit risk as at March 31, 2009 as follows:

        The Group's debt portfolio on an IFRS basis was estimated at £86 billion at March 31, 2009 excluding holdings attributable to external unit holders.

        Of this total, £53 billion was in the UK of which £33 billion was within the UK with-profits fund where protection is primarily provided by the inherited estate. Outside the with-profits fund, £3 billion was held in unit linked funds where shareholder risk is limited and there was £17 billion backing the shareholder annuity business and other non-linked business of which 79 per cent was rated AAA to A, 18 per cent BBB and three per cent non investment grade.

        As previously mentioned, UK insurance operations have maintained a significant and it believes appropriate credit reserve at £1.4 billion within the shareholder-backed annuity funds to provide for future defaults. This would be sufficient to provide for 80bps of losses per annum over the life of the portfolio. In the first quarter of 2009, UK insurance operations have experienced credit defaults of £11 million, or 6.5bps, in relation to shareholder funds.

        Asia's debt portfolio totals £8 billion of which £5 billion was invested in unit linked and with-profits funds with minimal shareholder risk and, of the £3 billion held by shareholder backed non-linked business, 87 per cent was in respect of government bonds. This portfolio has performed very well with no defaults in the first quarter of 2009.

        Jackson's fixed income portfolio at March 31, 2009 was estimated at £23.5 billion, in line with year end 2008, 92 per cent being investment grade and eight per cent high yield. This portfolio comprises corporate debt of £16.3 billion, CMBS of £1.8 billion, RMBS of £4.3 billion and other securities totaling £1.1 billion. Jackson's fixed income portfolio at March 31, 2009 is shown in the table below:

	March 31, 2009	December 31, 2008
	£m	£m
Corporate securities (91% investment grade)	16,301	16,471
Residential mortgage backed securities (59% government agency; 21% for pre 2006/2007 vintages; £596m for 2006/2007 vintages of which £372m is for the senior part of the capital structure)	4,269	4,509
Commercial mortgage backed securities	1,780	1,869
CDO funds	269	320
Other debt securities	911	1,080

Total	23,530	24,249

        Jackson did not experience any losses on defaults during the first quarter of 2009. As part of its active management of the book it incurred net losses on sales of impaired bonds of £15 million. Additional write downs of impaired securities for the first three months of the year were £152 million, including £82 million on corporate bonds and £70 million on RMBS, of which £58 million related to the 2006/2007 vintage.

        Within the RMBS portfolio of £4.3 billion, £2.5 billion was agency guaranteed, £269 million was sub-prime (which was fixed collateral, all originally AAA rated and senior tranches so well protected) and £896 million related to investments in pre-2006/2007 vintages, where experience has been positive. At March 31, 2009, exposure to the 2006/2007 vintages was £596 million. Of the £596 million, £372 million was invested in the senior part of the capital structure. Jackson's actual exposure to non-senior 2006/2007 Prime and Alt-A RMBS was £224 million.

Unrealized Credit Losses

1.
Information regarding the 2008 results

        Jackson's gross unrealized losses moved from £439 million at December 31, 2007 to £3,178 million at December 31, 2008. This change was largely due to a market-wide re-pricing of risk and not to specific problems within Jackson's portfolio. The entire market for fixed income securities has been re-priced downwards from historically tight spreads of approximately 100 bps during the first half of 2007 to historically wide spreads of over 640 bps on investment grade paper at the end of 2008. Wider credit and liquidity spreads are causing the average investment grade security to trade around the mid to high 80s as a percentage of nominal value. Unrealized losses on securities priced at less than 80 per cent of face value were £1.9 billion at December 31, 2008. It is Jackson's intention to hold these fixed income securities to maturity, an approach which in economic terms limits the impact of the current market dislocation.

        Jackson's unrealized losses rose in the fourth quarter by £1.3 billion as credit spreads moved to all-time highs and bond prices to all-time lows. Of the increase of £1.3 billion in the fourth quarter of 2008, about £446 million was directly due to the depreciation of sterling against the US dollar. Jackson believes that the accounting impact of these unrealized losses significantly overstates the risk of economic losses on its portfolio at current price levels.

2.
Information regarding the position at March 31, 2009

        Prudential's first quarter 2009 Interim Management Statement as mentioned above also included updates on the Jackson's unrealized losses position as at March 31, 2009 as follows. Further information on Jackson's unrealized losses position at March 31, 2009 is also provided in Item 5"—Factors Affecting Results of Operations—IFRS Critical Accounting Policies".

        Jackson's gross unrealized losses across the entire portfolio for the first quarter of 2009 have increased by £283 million to £3.5 billion, or 13 per cent of the portfolio.

        Unrealized losses on securities priced below 80 per cent of book value were £2.3 billion at March 31, 2009 compared to £1.9 billion at year end 2008. The Group continues to believe that the accounting impact of these unrealized losses significantly overstates the risk of economic losses on its portfolio at current price levels.

        Whilst continuing wider credit and liquidity spreads are causing the average investment grade security to trade around the mid to high 80's, the Group has no intention to sell these fixed income securities prior to maturity, limiting the impact of ongoing market volatility.

Insurance risk

        The processes of determining the price of Prudential's products and reporting the results of its long-term business operations require it to make a number of assumptions. In common with other industry players, the profitability of its businesses depends on a mix of factors including mortality and morbidity trends, persistency, investment performance, unit cost of administration and new business acquisition expenses.

        For example, the assumption that Prudential makes about expected levels of mortality is particularly relevant for its UK annuity business, where in exchange for their accumulated pension fund pension annuity policyholders receive a lifetime guaranteed payment. Prudential conducts rigorous research into longevity risk using data from its substantial annuitant portfolio. As part of its pension annuity pricing and reserving policy, Prudential UK assumes that current rates of mortality continuously improve over time, at levels based on adjusted data from the Continuous Mortality Investigations ("CMI") projections published by the Institute and Faculty of Actuaries.

        Prudential's persistency assumptions reflect recent experience for each relevant line of business, and any expectations of future persistency. Where appropriate, allowance is also made for the relationship either assumed or historically observed between persistency and investment returns, and for the resulting additional risk.

Liquidity risk

        Prudential remains comfortable with its liquidity position both at holding and subsidiary company level. The holding company has significant internal sources of liquidity which are sufficient to meet all of its requirements for the foreseeable future without having to make use of external funding. In aggregate the Group has £2.1 billion of undrawn committed facilities, of which it renewed £1.4 billion of the undrawn syndicated committed banking facility in February 2009 for a further three years as well as renewing the £500 million securities lending back-up facility.

Non-financial risk

        Prudential is exposed to operational, business environment and strategic risk in the course of running its businesses. It processes a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. Prudential also has a significant number of third-party relationships that are important to the distribution and processing of its products, both as market counterparties and as business partners. More detail on the risk factors that may affect Prudential's operating results and financial condition, and accordingly the trading price of our shares, is provided on pages 5 to 10.

        Prudential uses quantitative analysis of operational risk exposures material to the Group to inform its decisions on the overall amount of capital held and the adequacy of the corporate insurance program.

Capital Management

Regulatory capital

Group regulatory capital (IGD)

        Prudential is subject to the capital adequacy requirements of the Insurance Groups Directive ("IGD") as implemented by the FSA in the UK. The IGD pertains to groups whose activities are primarily concentrated in the insurance sector.

        The IGD capital adequacy requirements involves aggregating surplus capital held in the regulated subsidiaries, from which Group borrowings, except those subordinated debt issues that qualify as capital, are deducted. No credit for the benefit of diversification is allowed for under this approach. The IGD test is passed when this aggregate number is positive. A negative result at any point in time is a notifiable breach of UK regulatory requirements.

        Prudential's capital position is strong, driven by its prudent but proactive risk management. Prudential's IGD capital surplus at December 31, 2008 was estimated on March 31, 2009 at £1.7 billion before allowing for the 2008 final dividend, giving a solvency ratio of 162 per cent. This was composed of its IGD surplus at December 31, 2008 estimated on March 19, 2009 at £1.4 billion (subsequently finalized at £1.5 billion on April 30, 2009), and in addition £0.3 billion that the FSA has subsequently allowed it to include in its IGD surplus going forward, as a result of an innovative structure it has developed. Prudential's IGD capital surplus on a consistent basis (i.e. before allowing for a dividend) at the end of 2007 and at the end of the third quarter 2008 stood at £1.9 billion and £1.4 billion respectively. The movement from £1.9 billion at December 31, 2007 to the March 19, 2009 estimate of £1.7 billion benefited from the £0.3 billion allowed by the FSA. The remaining decrease of £0.5 billion to the March 19, 2009 estimate of the 2008 surplus comprised net earnings of £0.8 billion, management actions of £0.6 billion and positive foreign exchange movements of £0.2 billion, offset by the 2007 final dividend of £0.3 billion, market related risk of £0.4 billion, strengthening of UK credit reserves of £0.8 billion and £0.6 billion of credit related impairments and default losses in the US.

        The £0.3 billion additional IGD capital reflects Prudential's ability to realize a portion of the shareholders' economic interest in the future transfers from the UK With-Profits Fund, which in total was worth £1.7 billion at December 31, 2008 as estimated on March 19, 2009.

        On February 20, 2009 Prudential announced that it had entered into an agreement to transfer the assets and liabilities of its agency distribution business in Taiwan to China Life Insurance Company Ltd (Taiwan) pending regulatory approval. The business to be transferred includes Prudential's legacy interest rate products in Taiwan, and the agreement is significantly value enhancing for the Group. On completion the transfer will give rise to a net increase in the Group's IGD surplus of approximately £0.8 billion, further strengthening its already robust capital position.

        On May 14, 2009, Prudential published its first quarter 2009 Interim Management Statement with the UK Listing Authority. In light of the unusual prevailing market conditions this statement included details on the capital position as at March 31, 2009 as follows:

        Prudential's capital position remains strong. Faced with a volatile and uncertain environment Prudential has continued to take action to position itself defensively. The Group's IGD capital surplus is estimated at £2.0 billion after taking into account the 2008 final dividend. This is composed of the estimated IGD surplus at March 31, 2009 of £1.6 billion and £0.4 billion raised during May 2009 from a hybrid debt placement.

        Furthermore, upon completion of the transfer of the assets and liabilities of Prudential's agency distribution business in Taiwan to China Life Insurance Company Ltd (Taiwan), there will be a net increase in the Group's IGD surplus of approximately £800 million to reach £2.8 billion.

        The estimated IGD surplus at March 31, 2009, of £1.6 billion has been further strengthened post quarter end as Prudential has taken advantage of the recent improvements in debt markets to issue hybrid debt of £0.4 billion (all of which counts as capital for IGD purposes) in part to replace the £249 million of senior debt that matured on May 11, 2009.

        Prudential actively manages its IGD capital position and has a range of capital management options e.g. reinsurance and further hedging strategies. The Group is positioned to withstand further significant deteriorations in market conditions should they occur.

  •
  An instantaneous 40 per cent fall in equity markets is estimated to reduce the IGD surplus by £350 million as at March 31, 2009

  •
  A 150bps reduction in interest rates is estimated to reduce the IGD surplus by £300 million as at March 31, 2009. This would be further reduced post the completion of the sale of Prudential's Taiwan legacy agency book

  •
  Credit defaults of ten times the long term assumption would be estimated to reduce IGD surplus by £500 million in excess of the annual reserve release

        Prudential has maintained its prudent equity hedging strategy during 2009. Prudential believes that the benefits from maintaining this protection (including balance sheet protection, and the additional flexibility to manage its business) continue to outweigh the associated costs. Prudential dynamically adjusts its level of hedging to reflect the evolution of its IGD position, market conditions and cost of hedging.

        In addition, the total credit reserve for the UK shareholder annuity funds at March 31, 2009 remains unchanged from the 2008 year end at £1.4 billion.

        Prudential has also been proactively managing its investment in new business to achieve its capital management targets. The Group's investment in new business for the first quarter is in line with its expectations and has been achieved through the discipline of each of its businesses in their approach to growth and new business.

Solvency II

        The EU is developing a new solvency framework for insurance companies, referred to as 'Solvency II'. The application of Solvency II to international groups is still unclear and there is a risk of inconsistent application in different EU member states, which may place Prudential at a competitive disadvantage to other European and non-European financial services groups.

        Like Basel II in the banking industry, the new approach is expected to be based on the concept of three pillars—minimum capital requirements, supervisory review of firms' assessments of risk, and enhanced disclosure requirements. However, the scope is wider than Basel II and will cover valuations, the treatment of insurance groups, the definition of capital and the overall level of capital requirements.

        A key aspect of Solvency II is that the focus on risks and capital requirements will be aligned more closely with economic capital methodologies. Solvency II will encourage companies to improve their risk management processes and may allow companies to make use of internal economic capital models if approved by the local Regulator.

Capital allocation

        Prudential's approach to capital allocation takes into account a range of factors, especially risk adjusted returns on capital, the impact of alternative capital measurement bases (accounting, regulatory, economic and ratings agency assessments), tax efficiency, and wider strategic objectives.

        Prudential optimizes capital allocation across the Group by using a consistent set of capital performance metrics across all business units to ensure meaningful comparison. Capital utilization, return on capital and new business value creation are measured at a product level. The use of these capital performance metrics is embedded into its decision-making processes for product design and product pricing.

        Prudential's capital performance metrics are based on economic capital, which provides a view of its capital requirements across the Group, allowing for realistic diversification benefits. Economic capital also provides valuable insights into its risk profile and is used both for risk measurement and capital management.

Stress testing

        Prudential uses regular stress testing and sensitivity analysis to monitor the robustness of the Group's regulatory and economic capital position.

        Stress testing has been carried out to assess the resilience of the Group's regulatory capital position (IGD) to withstand significant further deterioration in market conditions. The findings include:

  •
  An instantaneous further 40 per cent fall in equity markets from December 31, 2008 levels would reduce the IGD surplus by £350 million.

  •
  A 150bps reduction (subject to a floor of zero) in interest rates from December 31, 2008 would reduce the IGD surplus by £300 million (the effect would be less following completion of the sale of the Taiwan legacy agency book).

  •
  Credit defaults of ten times the expected level would have an impact of £500 million in excess of the annual reserve release.

        Prudential also test the impact of a range of 'shock' scenarios on the Group's regulatory and economic capital. The scenarios for this testing are selected using both in-house views and external assessments such as the FSA's annual Financial Risk Outlook. The purpose is to assess the resilience of the Group's capital position to a range of key threat scenarios.

Shareholders' borrowings and financial flexibility

        The core structural borrowings of Prudential's shareholder-financed operations at December 31, 2008 totaled £2,958 million on an IFRS basis, compared with £2,492 million at the end of 2007. The increase during the year reflected exchange conversion losses amounting to £468 million predominantly on its long term borrowings of €500 million, US$1 billion, US$300 million, US$250 million and US$250 million surplus notes.

        After adjusting for holding company cash and short-term investments of £1,165 million, its net core structural borrowings at December 31, 2008 were £1,793 million, compared with £1,036 million a year earlier. The increase on the 2007 figure reflected net cash inflows of £54 million, exchange conversion losses of £816 million including the £468 million on long-term borrowings identified above, and £354 million in respect of a US$2 billion net investment hedge of the currency exposure of the net investments in the US operations.

        Prudential's core structural borrowings at December 31, 2008 included £1,761 million borrowed at fixed rates of interest, with maturity dates ranging from 2009 to perpetuity. A significant proportion amounting to £1,232 million of the core borrowings was denominated in US dollars, in order to provide partial hedging of the currency exposure arising from the Group's investment in Jackson.

        Prudential has also put in place an unlimited global commercial paper program. As at December 31, 2008, commercial paper totaling £278 million, US$916 million, €359 million and CHF10 million has been issued under this program. Prudential also has a £5,000 million medium-term note (MTN) program, under which the outstanding subordinated debt at December 31, 2008 was £435 million and €520 million, while the senior debt outstanding was £200 million and US$12 million.

        In addition, Prudential's holding company has access to £1,600 million of committed revolving credit facilities, provided by 15 major international banks, and renewable between December 2010 and February 2012; and an annually renewable £500 million committed securities lending liquidity facility. Apart from a small drawdown to test the process, these facilities were not drawn on during the year, and there are no amounts outstanding under the committed credit facilities at December 31, 2008. The commercial paper program, the MTN program, the committed revolving credit facilities and the committed securities lending liquidity facility are all available for general corporate purposes and to support the liquidity needs of the holding company.

        Prudential manages the Group's core debt within a target level consistent with its current debt ratings. At December 31, 2008, the gearing ratio (debt, net of cash and short-term investments, as a proportion of EEV shareholders' funds plus debt) was 10.7 per cent, compared with 6.6 per cent at December 31, 2007.

        Prudential plc has strong debt ratings from Standard & Poor's, Moody's and Fitch. As at March 31, 2009 Prudential's long-term senior debt is rated A+ (stable outlook), A2 (negative outlook) and A+ (negative outlook) from Standard & Poor's, Moody's and Fitch, while short-term ratings are A-1, P-1 and F1+ respectively.

        The financial strength of PAC is rated AA+ (negative outlook) by Standard & Poor's, Aa2 (negative outlook) by Moody's and AA+ (negative outlook) by Fitch Ratings.

        Jackson's financial strength is rated AA (stable outlook) by Standard & Poor's, A1 (negative outlook) by Moody's and AA (negative outlook) by Fitch.

Risk mitigation and hedging

        Prudential manages its actual risk profile against its tolerance of risk. To do this, it maintains risk registers that include details of the risks it has identified and of the controls and mitigating actions it employs in managing them. Any mitigation strategies involving large transactions, such as a material derivative transaction, are subject to scrutiny at Group level before implementation.

        Prudential uses a range of risk management and mitigation strategies. The most important of these include: adjusting asset portfolios to reduce investment risks (such as duration mismatches or overweight counterparty exposures); using derivatives to hedge market risks; implementing reinsurance programs to limit insurance risk; implementing corporate insurance programs to limit the impact of operational risks; and revising business plans where appropriate.

        During 2008, its risk management and mitigation initiatives resulted in the rebalancing of the Group's USD hedge to reflect its exposure to IGD regulatory surplus held in USD. Since the year-end it has also implemented additional equity hedging in Jackson to reduce the exposure to further falls in the level of the S&P index. A wide range of capital management initiatives and risk mitigation options remain available to the Group to manage the IGD capital position. These include the use of reinsurance and similar structures to crystallize the value of future cash flows, the implementation of further hedging strategies, and taking steps to conserve and/or release capital.

        Prudential has contingency plans in place for a range of operational risk scenarios, including incident management and business continuity plans. As a contingency plan for liquidity risk, the Group has arranged access to committed revolving credit facilities and committed securities lending facilities.

Risk Governance

Organization

        Prudential's risk governance framework requires that all of the Group's businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The framework is based on the concept of 'three lines of defense': risk management, risk oversight and independent assurance.

Risk management

        Primary responsibility for strategy, performance management and risk control lies with the Board, Group Chief Executive and the chief executives of each business unit.

Risk oversight

        Risk exposures are monitored and reviewed by the following Group-level risk committees, each of which is chaired by the Chief Financial Officer and includes representation from business unit and Group Head Office oversight functions:

  •
  Group Asset Liability Committee:  Meets monthly to oversee the Group's financial risk (market, credit, liquidity and insurance risks) exposures.

  •
  Balance Sheet and Capital Management Committee:  Meets monthly to manage the Group's balance sheets and oversee the activities of the Prudential Capital business unit.

  •
  Group Operational Risk Committee:  Meets quarterly to oversee the Group's non-financial risk (operational, business environment and strategic risks) exposures.

        The committees' oversight is supported by the Group Chief Risk Officer, with functional oversight provided by:

  •
  Group Security:  Develop, and deliver, appropriate security measures to protect the Group's staff, physical assets and intellectual property.

  •
  Group Compliance:  Verifies compliance with regulatory standards and informs the Group's senior management and the Board on key regulatory issues affecting the Group

  •
  Group Risk:  Establishes and embeds a capital management and risk oversight framework and culture consistent with Prudential's risk appetite that protects and enhances the Group's embedded and franchise value.

Independent assurance

        The Group Audit Committee, supported by Group-wide Internal Audit, provides independent assurance and oversight of the effectiveness of the Group's system of internal control and risk management.

Principles and objectives

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

        Material risks will only be retained where this is consistent with Prudential's risk appetite framework, i.e.:

  •
  The retention of the risk contributes to value creation.

  •
  The Group is able to withstand the impact of an adverse outcome.

  •
  The Group has the necessary capabilities, expertise, processes and controls to manage the risk.

        The Group has the following five objectives for risk and capital management:

  a)
  Framework: Design, implement and maintain a capital management and risk oversight framework consistent with the Group's risk appetite and Risk-Adjusted Profitability ("RAP") model.

  b)
  Monitoring: Establish a 'no surprises' risk management culture by identifying the risk landscape, assessing and monitoring risk exposures and understanding change drivers.

  c)
  Control: Implement risk mitigation strategies and remedial actions where exposures are deemed inappropriate and manage the response to extreme events.

  d)
  Communication: Communicate the Group risk, capital and profitability position to internal and external stakeholders and rating agencies.

  e)
  Culture: Foster a risk management culture, providing quality assurance and facilitating the sharing of best practice risk measurement and management across the Group and industry.

Reporting

        The Group Executive Committee and the Board are provided with regular updates on the Group's economic capital position, overall position against risk limits and RAP. They also receive the annual financial condition reports prepared by the Group's insurance operations.

        The Group Audit Committee is provided with minutes of the Group Operational Risk Committee, and regular updates on financial and operational risk exposures.

        Group Head Office oversight functions have clear escalation criteria and processes for the timely reporting of risks and incidents by business units. As appropriate, these risks and incidents are escalated to the various Group-level risk committees and the Board.

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

        Business units review their risks as part of the annual preparation of their business plans, and review opportunities and risks against business objectives regularly with Group executive management. Group Risk reviews, and reports to Group executive management, on the impact of large transactions or divergences from the business plan.

 Investments

General

        The overall financial strength of the Prudential group and the results, both current and future, of the insurance business are in part dependent upon the quality and performance of the various investment portfolios in the United Kingdom, the United States and Asia.

Prudential's Total Investments

        The following table shows Prudential's insurance and non-insurance investments at December 31, 2008. In addition, at December 31, 2008 Prudential had £55.5 billion of external mutual funds under management. Assets held to cover linked liabilities relate to unit-linked and variable annuity products. In this table, investments are valued as set out in note A4 to the consolidated financial statements.

	At December 31, 2008
	UK Insurance	US Insurance	Asia Insurance	Total Insurance	Asset Mgmt(a)	Other	Total	Less: assets to cover linked liabilities and external unit holders(b)	Group excluding assets to cover linked liabilities and external unit holders
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Investment properties	11,959	13	20	11,992	0	0	11,992	(710)	11,282
Investments accounted for using the equity method	0	0	0	0	0	10	10	0	10
Financial investments:
Loans	1,902	5,121	1,705	8,728	1,763	0	10,491	(113)	10,378
Equity securities	38,880	15,142	8,077	62,099	23	0	62,122	(26,301)	35,821
Debt securities(c)	58,871	24,249	11,113	94,233	991	0	95,224	(10,295)	84,929
Other investments	4,160	1,256	144	5,560	462	279	6,301	(204)	6,097
Deposits	6,090	390	750	7,230	64	0	7,294	(903)	6,391

Total financial investments	109,903	46,158	21,789	177,850	3,303	279	181,442	(37,816)	143,616

Total investments	121,862	46,171	21,809	189,842	3,303	289	193,434	(38,526)	154,908

(a)
Investments held by asset management operations are further split in note E2 to the consolidated financial statements.

(b)
Assets to cover external unit holders relate to assets attributable to unit holders of consolidated unit trusts and similar funds for which an equivalent liability is held in the balance sheet.

(c)
Excluding debt securities held by with-profits funds the debt securities relating to shareholder backed operations at December 31, 2008, totaled £45.9 billion, of which approximately £6 billion is exposed to the banking sector. Exposure to Tier 1 hybrid debt amounted to £824 million (UK £366 million, US £200 million and Other £258 million). Of the UK £366 million Tier 1 exposures to UK banks, £64 million was to Barclays, £50 million to HSBC, £91 million to Lloyd's Group, £5 million to RBS and £156 million other. On May 14, 2009, Prudential published its first Quarter 2009 Interim Management Statement with the UK Listing Authority. In this statement, Prudential published that at March 31, 2009, it had exposure of £98 million of investments in Tier 1 borrowings of Lloyds Banking Group, Barclays and RBS.

        The disclosure below has been provided on a consistent basis as that included in previous Form 20-F submissions, with analysis focusing on the investments attributable to shareholders and consequently excluding those held to cover linked liabilities or attributable to unit holders of consolidated unit trusts and similar funds.

        In addition to the detail provided below further analysis is included in the consolidated financial statements, with the adoption in 2007 of IFRS 7 "Financial Instruments: Disclosures" together with the provision of voluntary detail further enhancing the disclosure provided in previous years. The further analysis is included in notes D2(b), D2(j), D3(b), D3(j), D4(b), D4(j), E2, G1 and G2 to Prudential's consolidated financial statements.

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

	Year Ended December 31,
	Yield	2008 Amount	Yield	2007 Amount	Yield	2006 Amount
		£m		£m		£m
Investment properties
Net investment income	5.6%	676	4.9%	611	5.7%	686
Net realized investment gains (losses)	(0.4)%	(51)	1.2%	147	6.3%	761
Net unrealized investment gains (losses)	(28.2)%	(3,372)	(5.8)%	(723)	4.2%	504

Ending assets		11,282		12,658		12,258

Investments accounted for using the equity method
Net investment income	0%	0	0%	0	0%	0
Net realized investment gains (losses)	0%	0	0%	0	0%	0
Net unrealized investment gains (losses)	0%	0	0%	0	0%	0

Ending assets		10		12		0

Loans
Net investment income	6.0%	549	6.4%	425	6.9%	386
Net realized investment gains (losses)	2.3%	210	0.7%	47	(0.1)%	(3)
Net unrealized investment gains (losses)	0%	0	0%	0	0%	0

Ending assets		10,378		7,887		5,362

Equity securities
Net investment income	3.8%	1,731	4.5%	2,388	6.5%	3,373
Net realized investment gains	4.5%	2,014	8.7%	4,633	6.8%	3,546
Net unrealized investment gains (losses)	(39.7)%	(17,897)	(3.0)%	(1,589)	4.4%	2,302

Ending assets		35,821		54,452		52,475

Debt securities
Net investment income	1.3%	1,071	5.9%	4,335	6.8%	4,832
Net realized investment gains (losses)	(0.7)%	(573)	0%	(18)	0.2%	170
Net unrealized investment gains (losses)	(2.9)%	(2,348)	(1.5)%	(1,129)	(3.5)%	(2,539)

Ending assets		84,929		75,114		71,239

Other investments
Net investment income	3.0%	155	2.5%	119	2.9%	129
Net realized investment gains	(33.6)%	(1,745)	6.4%	306	0.4%	18
Net unrealized investment gains (losses)	(34.8)%	(1,805)	14.4%	687	7.5%	333

Ending assets		6,097		4,275		5,240

Deposits
Net investment income	8.4%	534	5.5%	365	4.5%	305
Net realized investment gains	0%	0	0%	0	0%	0
Net unrealized investment gains (losses)	0%	0	0%	0	0%	0

Ending assets		6,391		6,353		7,020

Total
Net investment income	3.0%	4,716	5.2%	8,243	6.4%	9,711
Net realized investment gains	(0.1)%	(145)	3.3%	5,115	3.0%	4,492
Net unrealized investment gains (losses)	(16.1)%	(25,422)	(1.8)%	(2,754)	0.4%	600

Ending assets		154,908		160,751		153,594

Prudential's Insurance Investment Strategy and Objectives

        Prudential's insurance investments support a range of businesses operating in many geographic areas. Each of the operations formulates a strategy, based on the nature of its underlying liabilities, its level of capital and its local regulatory requirements.

Internal funds under management

        Prudential manages 88 per cent of its group funds principally through its fund management businesses, M&G in the United Kingdom, together with PPM America in the United States and Prudential Asset Management in Singapore, Hong Kong and Japan. The remaining 12 per cent of the Group's funds mainly relate to assets held to back unit-linked, unit trust and variable annuity liabilities.

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

Investments

        The following table summarizes the total investments of the UK insurance business at December 31, 2008.

	At December 31, 2008
	SAIF	PAC	Other	Total	Less: assets to cover linked liabilities and external unit holders	Total excluding assets to cover linked liabilities and external unit holders
	£m	£m	£m	£m	£m	£m
Investment properties	882	9,029	2,048	11,959	(710)	11,249
Financial investments:
Loans	194	1,151	557	1,902	0	1,902
Equity securities	3,718	25,303	9,859	38,880	(9,445)	29,435
Debt securities	4,218	33,546	21,107	58,871	(4,919)	53,952
Other investments	777	2,980	403	4,160	(136)	4,024
Deposits	649	4,134	1,307	6,090	(489)	5,601

Total financial investments	9,556	67,114	33,233	109,903	(14,989)	94,914

Total investments	10,438	76,143	35,281	121,862	(15,699)	106,163

        The following table shows additional analysis of the investments relating to Prudential's UK insurance business, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, at December 31, 2008. The "Other" column includes investments relating to solvency capital of unit-linked funds and investments relating to non-life long-term business.

	At December 31, 2008
	With- Profits	Shareholder- backed Annuities	SAIF	Other	Total	Total %
	£m	£m	£m	£m	£m
Investment properties	9,029	1,334	882	4	11,249	10.6
Financial investments:
Loans:
Mortgage loans	151	37	0	514	702
Policy loans	18	0	11	0	29
Other loans	982	6	183	0	1,171

Total loans and receivables	1,151	43	194	514	1,902	1.8
Equity securities:
United Kingdom:
Listed	16,003	13	2,390	10	18,416
Unlisted	265	—	—	0	265

Total United Kingdom	16,268	13	2,390	10	18,681	17.6

International:
United States	1,802	0	264	0	2,066
Europe (excluding the United Kingdom)	3,369	0	453	0	3,822
Japan	1,097	0	181	0	1,278
Pacific (excluding Japan)	1,716	0	243	9	1,968
Other	1,433	0	187	0	1,620

Total international	9,417	0	1,328	9	10,754	10.1

Total equity securities	25,685	13	3,718	19	29,435	27.7

Debt securities:
UK government	2,084	1,286	74	432	3,876
US government	585	—	1	—	586
Other	30,367	12,999	4,143	1,981	49,490

Total debt securities	33,036	14,285	4,218	2,413	53,952	50.8

Other investments:
Participation in investment pools	1,116	0	243	—	1,359
Other financial investments	1,068	0	324	—	1,392
Derivative asset	796	251	210	16	1,273

Total other investments	2,980	251	777	16	4,024	3.8

Deposits	4,134	259	649	559	5,601	5.3

Total investments	76,014	16,185	10,438	3,525	106,163	100.0

Equity Securities

        Prudential's UK insurance operations, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, had £29,435 million invested in equities at December 31, 2008. Most of these equities support Prudential Assurance's with-profits fund and the SAIF fund, both of which are managed using the same general investment strategy. The following table shows the geographic spread of this equity portfolio by market value in accordance with the policies described in note A4 to the consolidated financial statements.

	At December 31, 2008
	Market Value	%
	£m
United Kingdom	18,681	65.1
United States	2,066	5.5
Europe (excluding United Kingdom)	3,822	12.6
Japan	1,278	2.9
Pacific (excluding Japan)	1,968	8.9
Other	1,620	5.0

Total	29,435	100.0

        The UK equity holdings are well diversified and broadly mirror the FTSE All-Share share index. Prudential held equities in 474 UK companies at December 31, 2008. The ten largest holdings in UK equities at December 31, 2008 amounted to £8,761 million, accounting for 47.1 per cent of the total UK equity holdings of £18,681 million supporting the UK insurance operations. The following table shows the market value of the ten largest holdings in UK equities at December 31, 2008.

	At December 31, 2008
	Market Value	%
	£m
BP	1,729	9.3
Vodafone Group	1,258	6.7
GlaxoSmithKline	1,207	6.5
HSBC Holdings	1,179	6.3
Royal Dutch Shell	1,078	5.8
British American Tobacco	571	3.1
BG Group	459	2.5
Tesco	458	2.5
Astrazeneca	412	2.2
Diageo	410	2.2

Total	8,761	47.1

        All industry sectors are represented in Prudential's equity portfolio. At December 31, 2008, within the £18,681 million in UK equities supporting the UK insurance operations, Prudential had £12,635 million, or 67.6 per cent of the holdings, invested in ten industries. The following table shows the primary industry concentrations based on market value of the portfolio of UK equities relating to the UK insurance business at December 31, 2008.

	At December 31, 2008
	Market Value	%
	£m
Oil and Gas Producers	3,436	18.4
Banks	1,959	10.5
Pharmaceuticals and Biotech	1,755	9.4
Mobile Telecommunications	1,275	6.8
Mining	1,070	5.7
Tobacco	978	5.2
Travel & Leisure	611	3.3
Gas, Water & Multi Utilities	570	3.1
Electricity	494	2.6
Food & Drug Retailers	489	2.6

Total	12,637	67.6

Debt Securities

        At December 31, 2008, of the debt securities held by the UK insurance operations, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, 91.7 per cent were issued by corporations and overseas governments other than the US, 7.2 per cent were issued or guaranteed by the UK government and 1.1 per cent were issued or guaranteed by the US government. These guarantees relate only to payment and, accordingly, do not provide protection against fluctuations in market price that may occur during the term of the fixed income securities.

        The following table shows the market value of the debt securities portfolio by maturity at December 31, 2008, in accordance with the policies described in note A4 to the consolidated financial statements.

	At December 31, 2008
	Market Value	%
	£m
Securities maturing:
Within one year	1,449	2.7
Over one year and up to five years	8,420	15.7
Over five years and up to ten years	11,479	21.3
Over ten years and up to fifteen years	7,467	13.8
Over fifteen years	25,137	46.5

Total debt securities	53,952	100.0

        The following table shows debt securities by rating:

	At December 31, 2008
	Market Value	%
	£m
S&P—AAA	16,014	29.7
S&P—AA+ to AA-	5,497	10.2
S&P—A+ to A-	14,938	27.7
S&P—BBB+ to BBB-	7,126	13.2
S&P—Other	898	1.7

	44,473	82.5

Moody's—Aaa	672	1.2
Moody's—Aa1 to Aa3	833	1.5
Moody's—A1 to A3	678	1.3
Moody's—Baa1 to Baa3	454	0.8
Moody's—Other	162	0.3

	2,799	5.2

Fitch	560	1.0
Other	6,120	11.3

Total debt securities	53,952	100.0

Real Estate

        At December 31, 2008, Prudential's UK insurance operations, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, had £11,249 million of investments in real estate. The following table shows the real estate portfolio by type of investment. The real estate investments are shown at market value in accordance with the policies described in note A4 to the consolidated financial statements.

	At December 31, 2008
	Market Value	%
	£m
Office buildings	5,815	51.7
Shopping centers/commercial	2,962	26.3
Retail warehouses/industrial	1,799	16.0
Development	51	0.5
Other	622	5.5

Total	11,249	100.0

        Approximately 44.7 per cent of the UK held real estate investment is located in London and Southeast England (Buckinghamshire, Berkshire, East and West Sussex, Hampshire, Isle of Wight, Kent, Oxfordshire and Surrey) with 34.3 per cent located throughout the rest of the United Kingdom and the remaining 21.1 per cent located overseas.

Investments Relating to Prudential's US Insurance Business

Strategy

        The investment strategy of the US insurance operations, for business other than the variable annuity business, is to maintain a diversified and largely investment grade debt securities portfolio that maintains a desired investment spread between the yield on the portfolio assets and the rate credited on policyholder liabilities. Interest rate scenario testing is continually used to monitor the effect of changes in interest yields on cash flows, the present value of future profits and interest rate spreads.

        The investment portfolio of the US insurance operations consists primarily of debt securities, although the portfolio also contains investments in mortgage loans, policy loans, common and preferred stocks, derivative instruments, cash and short-term investments and miscellaneous other investments.

Investments

        The following table shows total investments relating to the US insurance operations at December 31, 2008.

	At December 31, 2008
	Variable annuity separate account assets	Fixed annuity, GIC and other business	Total
	£m	£m	£m
Investment properties	0	13	13
Financial investments:
Loans	0	5,121	5,121
Equity securities	14,538	604	15,142
Debt securities	0	24,249	24,249
Other investments	0	1,256	1,256
Deposits	0	390	390

Total financial investments	14,538	31,620	46,158

Total investments	14,538	31,633	46,171

        The following table further analyzes the insurance investments of the US insurance operations, excluding the separate account investments supporting the variable annuity business, at December 31, 2008.

	December 31, 2008
	£m	%
Non-institutional
Investment properties	13	0.0
Loans	4,453	14.1
Equity securities	526	1.7
Corporate securities and commercial loans	13,198	41.7
Residential mortgage-backed securities	4,004	12.7
Commercial mortgage-backed securities	1,394	4.4
Other debt securities	780	2.5

Total debt securities	19,376	61.3

Other investments	1,193	3.8
Deposits	390	1.2

Total non-institutional	25,951	82.1

Institutional
Investment properties	0	0.0
Loans	668	2.1
Equity securities	78	0.2
Corporate securities and commercial loans	3,273	10.3
Residential mortgage-backed securities	505	1.6
Commercial mortgage-backed securities	475	1.5
Other debt securities	620	2.0

Total debt securities	4,873	15.4

Other investments	63	0.2
Deposits	0	0.0

Total institutional	5,682	17.9

Total
Investment properties	13	0.0
Loans	5,121	16.2
Equity securities	604	1.9
Corporate securities and commercial loans	16,471	52.0
Residential mortgage-backed securities	4,509	14.3
Commercial mortgage-backed securities	1,869	5.9
Other debt securities	1,400	4.5

Total debt securities	24,249	76.7

Other investments	1,256	4.0
Deposits	390	1.2

Total	31,633	100.0

        Under IFRS, debt securities are shown at fair value and loans are at amortized cost. Equity securities and investment properties are shown at fair value. The fair value of unlisted securities is estimated by Jackson using independent pricing services or analytically determined values.

Debt Securities

  Corporate Securities and Commercial Loans

        At December 31, 2008, the US insurance operations had £16,471 million of corporate securities and commercial loans, representing 52.0 per cent of US insurance operations total investments. Of the £16,471 million, £13,198 million consisted of debt securities that are publicly traded or trade under Rule 144A under the Securities Act of 1933, as amended ("Rule 144A") and £3,273 million consisted of investments in non-Rule 144A privately placed fixed income securities.

        For statutory reporting in the United States, debt securities are classified into six quality categories specified by the Securities Valuation Office of the National Association of Insurance Commissioners ("NAIC"). The categories range from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated Classes 1-5. Securities in or near default are designated Class 6. Securities designated as Class 3, 4, 5 and 6 are non-investment grade securities. Generally, securities rated AAA to A by nationally recognized statistical ratings organizations are Class 1, BBB in Class 2, BB in Class 3 and B and below in Classes 4 through 6. If a designation is not currently available from the NAIC, Jackson's investment adviser, PPM America, provided the designation for the purposes of the disclosure contained herein.

        The following table shows the credit quality of the portfolio of publicly traded and Rule 144A fixed income securities at December 31, 2008.

	At December 31, 2008
	Book Value	%
	£m
NAIC Designation
1	5,380	41
2	6,849	52
3	690	5
4	200	1
5	75	1
6	4	—

Total	10,345	100.0

        The following table shows the credit quality of the non-Rule 144A private placement portfolio at December 31, 2008.

	At December 31, 2008
	Book Value	%
	£m
NAIC Designation
1	1,268	39
2	1,655	50
3	285	9
4	54	2
5	11	0
6	—	—

Total	3,273	100.0

Residential Mortgage-Backed Securities

        At December 31, 2008, the US insurance operations had £4,509 million of residential mortgage-backed securities, representing 14.3 per cent of US insurance operations total investments. At December 31, 2008, 83.3 per cent of the US insurance operations' residential mortgage-backed securities were rated AAA or the equivalent by a nationally recognized statistical ratings organization (these include Standard & Poor's, Moody's and Fitch) and 94.1 per cent were rated NAIC 1.

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

Commercial Mortgage-Backed Securities

        At December 31, 2008, the US insurance operations had £1,869 million of commercial mortgage-backed securities, representing 5.9 per cent of US insurance operations total investments. 84.9 per cent of this total was rated AAA or the equivalent by a nationally recognized statistical ratings organization (these include Standard & Poor's, Moody's and Fitch) and 97.1 per cent was rated NAIC 1. Due to the structures of the underlying commercial mortgages, these securities do not present the same pre-payment or extension risk as residential mortgage-backed securities.

Other Debt Securities

        At December 31, 2007, the US insurance operations had £1,400 million of other debt securities, representing 4.5 per cent of US insurance operations total investments.

Loans

        Loans totaled £5,121 million, representing 16.2 per cent of US insurance operations total investments at December 31, 2008. Of the total, £4,534 million related to commercial mortgage loans and £587 million to policy loans.

Commercial Mortgage Loans

        Commercial mortgage loans represented 14.3 per cent of US insurance operations total investments at December 31, 2008. This total included 619 first mortgage loans with an average loan balance of approximately £7.3 million, collateralized by properties located in the United States and Canada.

        Jackson has addressed the risk of these investments by building a portfolio that is diverse both in geographic distribution and property type, emphasizing four main institutional property types: multi-family residential, retail, suburban office and warehouse/distribution facilities.

        As of December 31, 2008, approximately 29.5 per cent of the portfolio was industrial, 21.2 per cent multi-family residential, 20.6 per cent suburban office, 17.0 per cent retail, 9.9 per cent hotel and 1.8 per cent other. Approximately 14.4 per cent of the portfolio is collateralized by properties in California, 7.4 per cent by properties in Arizona, 7.6 per cent by properties in Illinois and 8.9 per cent by properties in Texas. No other state represents more than 5.6 per cent.

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

Policy Loans

        Policy loans represented 1.9 per cent of US insurance operations total investments at December 31, 2008. Policy loans are fully secured by individual life insurance policies or annuity policies and are contractual arrangements made under the policy.

Equity Securities

        Equity securities supporting US insurance operations, excluding separate account investments, totaled £604 million at December 31, 2008.

Other

        Other financial investments of £1,256 million, representing 4.0 per cent of US insurance operations total investments at December 31, 2008, were made up of £581 million of limited partnership interests and derivative assets of £675 million

        The largest investment in the limited partnerships category is a £133 million interest in the PPM America Private Equity Fund. The remainder of this category consists of diversified investments in 157 other partnerships managed by independent money managers that generally invest in various equity and fixed income loans and securities.

Investments Relating to Asian Insurance Business

        Prudential's Asian insurance operations' investments, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, largely support the business of Prudential's Singapore, Hong Kong, Malaysia, Japan and Taiwan operations.

        The following table shows Prudential Corporation Asia's investments at December 31, 2008. In this table, investments are valued in accordance with the policies described in note A4 to the consolidated financial statements.

	At December 31, 2008
	With- profits business	Unit- linked assets	Other	Total	Less: assets to cover linked liabilities and external unit holders	Total excluding assets to cover linked liabilities and external unit holders	%
	£m	£m	£m	£m	£m	£m
Investment properties	0	0	20	20	0	20	0.2
Financial investments:
Loans	809	113	783	1,705	(113)	1,592	11.9
Equity securities	2,800	4,846	431	8,077	(2,318)	5,759	43.0
Debt securities	5,201	1,889	4,023	11,113	(5,376)	5,737	41.8
Other investments	11	68	65	144	(68)	76	0.6
Deposits	45	414	295	750	(414)	336	2.5

Total financial investments	8,866	7,330	5,593	21,789	(8,289)	13,500	99.8

Total investments	8,866	7,330	5,613	21,809	(8,289)	13,520	100.0

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

Debt Securities

        The following table shows rating categorization of the debt security investments of Prudential Corporation Asia's long-term insurance fund, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, at December 31, 2008.

	At December 31, 2008
	Market Value	%
	£m
S&P—AAA	1,382	24.1
S&P—AA+ to AA-	2,494	43.5
S&P—A+ to A-	164	2.8
S&P—BBB+ to BBB-	538	9.4
S&P—Other	142	2.5

	4,720	82.3

Moody's—Aaa	219	3.8
Moody's—Aa1 to Aa3	37	0.6
Moody's—A1 to A3	38	0.7
Moody's—Baa1 to Baa3	14	0.2
Moody's—Other	3	0.1

	311	5.4

Fitch	5	0.1
Other	701	12.2

Total debt securities	5,737	100.0

Equity Securities

        The following table shows a geographic analysis of equity security investments of Prudential Corporation Asia's long-term insurance fund, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, at December 31, 2008.

	At December 31, 2008
	Market Value	%
	£m
Hong Kong	3,450	59.9
Singapore	1,817	31.6
Taiwan	167	2.9
Vietnam	42	0.7
Malaysia	80	1.4
Other	203	3.5

Total	5,759	100.0

 Description of Property—Corporate Property

        As at December 31, 2008, Prudential's UK based businesses occupied approximately 32 properties in the United Kingdom, Europe, Mumbai, South Africa and Namibia. These properties are primarily offices with some ancillary storage or warehouse facilities. Prudential's global headquarters are located in London. Of the remainder, the most significant are offices in London and Reading in England, Stirling in Scotland and Mumbai in India. The property in Stirling is held on a freehold basis, and is leased by the business from Prudential Assurance's long-term fund. The rest of the properties occupied by Prudential's UK based businesses, in the UK, Mumbai, South Africa and Namibia, are held leasehold. In Europe four of the properties are occupied leasehold and the rest (five) are short term serviced offices. The leasehold properties range in size from 500 to 160,000 square feet. Overall, the UK, Europe, Mumbai, South Africa and Namibia occupied property portfolio totals approximately 580,000 square feet.

        In addition to these properties, the Prudential Group owns the freehold of a sports facility in Reading for the benefit of staff.

        The Prudential Group also holds approximately 54 other leasehold properties in the United Kingdom, spread geographically throughout the country. There are also three properties in Dublin, Ireland and one property in Cape Town, South Africa. This surplus accommodation totals approximately 620,000 square feet.

        In the United States, Prudential owns Jackson National Life's executive and principal administrative office located in Michigan. Prudential owns a total of six facilities in Lansing, Michigan, which total 537,311 square feet. Prudential also leases premises in Michigan, Colorado, California, Illinois, New York, New Jersey, Georgia, Florida, Wisconsin, Massachusetts, Connecticut, New Hampshire, Pennsylvania, Virginia, Indiana and North Dakota for certain of its operations. Prudential holds 30 operating leases with respect to office space, throughout the United States. The leasehold properties range in size from 500 to 180,000 square feet. In the United States, Prudential owns and leases a total of approximately 884,398 square feet of property.

        In Asia, Prudential owns or leases properties principally in Hong Kong, Singapore, Malaysia, Indonesia, Thailand, Philippines, China (JV), Taiwan, Japan, Vietnam, India (JV) and Korea.

        Within these countries, Prudential owns 76 property assets, ranging from office space to land holdings. The break down of these owned assets by country is as follows:

  •
  Malaysia: Six owned assets—all office space totaling 12,315 sq ft

  •
  Philippines: Two owned assets—all office space totaling 4,278 sq ft

  •
  Singapore: One owned asset—all office space totaling 11,883 sq ft

  •
  Thailand: 11 owned assets—all land holdings totaling 73,832 sq ft

  •
  Taiwan: 56 owned assets—all Office space totaling 379,318 sq ft

        Prudential also has a total of 742 operating leases (excluding India) totaling approximately 5.6 million square feet of property. In India, Prudential holds through the joint venture with ICICI bank approximately 1,200 properties, totaling approximately 3.2 million sq ft.

        Prudential Corporation Asia's real estate strategy going forward involves consolidating its existing property portfolio to take advantage of the downturn in regional and global markets and secure cost savings to the business while maintaining its competitive advantage.

        Prudential believes that its facilities are adequate for its present needs in all material respects.

 Competition

General

        There are other significant participants in each of the financial services markets in which Prudential operates. Its competitors include both mutual and stock financial companies. In addition, regulatory and other developments in many of Prudential's markets have obscured traditional financial service industry lines and opened the market to new competitors and increased competition. In some of Prudential's markets, other companies may have greater financial resources, allowing them to benefit from economies of scale, and may have stronger brands than Prudential does in that market.

        The principal competitive factors affecting the sale of Prudential's products in its chosen markets are:

  •
  price and yields offered,

  •
  financial strength and ratings,

  •
  commission levels, charges and other expenses,

  •
  range of product lines and product quality,

  •
  brand strength, including reputation and quality of service,

  •
  distribution channels,

  •
  investment management performance, and

  •
  historical bonus levels.

        An important competitive factor is the ratings Prudential receives in some of its target markets, most notably in the United States, from recognized rating organizations. The intermediaries with whom Prudential works, including financial advisers, tied agents, brokers, wholesalers and financial institutions consider ratings as one factor in determining which provider to purchase financial products from.

        Prudential Assurance Company was rated Aa2 (negative outlook) by Moody's, AA+ (negative outlook) by Standard & Poor's, and AA+ (negative outlook) by Fitch at March 31, 2009. The ratings from Standard & Poor's and Fitch represent the second highest ratings and the rating from Moody's represents the third highest rating out of their respective rating categories.

        Jackson was rated A1 (negative outlook) by Moody's, AA (stable outlook) by Standard & Poor's and AA (negative outlook) by Fitch at March 31, 2009. The ratings from Moody's represent the fifth highest rating category and the ratings from Standard & Poor's and Fitch represent the third highest rating category of their respective rating categories.

        Prudential offers different products in its different markets in the United Kingdom, the United States and Asia and, accordingly, faces different competitors and different types of competition in these markets. In all of the markets in which Prudential operates its products are not unique and, accordingly, it faces competition from market participants who manufacture a varying range of similar and identical products.

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

        In addition, Prudential also competes with smaller competitors for talented and skilled employees with local experience, who are in particular demand in Asia. See Item 3 "Key Information-Risk Factors".

        In the regional mutual fund market Prudential ranks alongside leading international participants such as Templeton and Fidelity in terms of market presence and position.

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

United Kingdom

        Prudential's principal competitors include many of the major stock and mutual retail financial services and fund management companies operating in the United Kingdom. These companies include Aviva, Legal & General, Standard Life, Friends Provident, Lloyds Banking Group, Aegon, AXA, Zurich Financial Services, Fidelity, Invesco, Jupiter, Threadneedle and Schroders. Prudential competes with other providers of financial products to be included on financial advisers panels of preferred providers.

        In the United Kingdom, the level of bonuses on Prudential's with-profits products is an important competitive measure for attracting new business through financial advisers. The ability to declare competitive bonuses depends, in part, on a company's financial strength, which enables it to adopt an investment approach with a higher weighting in equities and real estate and allows it to smooth the fluctuations in investment performance upon which bonuses are based.

        M&G's principal competitors are the main fund management companies operating in the United Kingdom and Europe. These companies include Fidelity, Invesco Perpetual, Jupiter, Threadneedle, Artemis, Schroders, Aviva Investors, Legal and General, Friends Provident, Aegon, AXA and Zurich Financial Services.

Intellectual Property

        Prudential does not operate in the United States under the Prudential name and there have been long-standing arrangements between it and Prudential Financial, Inc. and its subsidiary, the Prudential Insurance Company of America, relating to their respective uses of the Prudential name. Under these arrangements Prudential Financial, Inc. has the right to use the Prudential name in the Americas and certain parts of the Caribbean, Japan, Korea and Taiwan and Prudential has the right to use the name everywhere else in the world although third parties have rights to the name in certain countries.

Legal Proceedings

Prudential Group

        Prudential and its subsidiaries are involved in various litigation matters. While an adverse ruling in any individual case may not in itself be material to Prudential, if applied across all similar cases, the potential liabilities may be more significant. Although the outcome of such matters cannot be predicted with certainty, management believes that the ultimate outcome of such litigation will not have a material adverse effect on the Group's financial condition, results of operations or cash flows.

Jackson

        Jackson is involved as a defendant in class action litigation substantially similar to class action litigation pending against many life insurance companies that allege misconduct in the sale and administration of insurance products. Jackson generally accrues a liability for legal contingencies with respect to pending litigation once management determines that the contingency is probable and estimable. Accordingly, at April 30, 2009, Jackson had recorded an accrual of $31.0 million for class action litigation. Management, based on developments to date, believes that the ultimate disposition of the litigation is not likely to have a material impact on Jackson's financial condition or results of operations.

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

Risk-Based Regulation

        The FSA employs a risk-based regulatory approach to supervision under the 2000 Act pursuant to which each regulated firm's risk is assessed by the FSA using a risk assessment methodology known as ARROW (Advanced, Risk-Responsive Operating Framework). This is a high-level review aimed at assessing the significance of a particular risk posing a threat to the FSA's statutory objectives under the 2000 Act. These objectives relate to market confidence, public awareness, consumer protection and the reduction of financial crime.

        The ARROW framework, supported by a 'close and continuous' relationship, is the core of the FSA's risk-based approach to regulation. Using this process, the FSA will consider the particular risks a firm might pose to its statutory objectives by assessing the impact and probability of particular risks materializing.

        Prudential is regarded by the FSA as a high impact firm in view of the nature and complexity of its business and as such receives ARROW assessments once in every 2 year regulatory period. The last ARROW assessment across the Prudential Group (including Prudential UK) was conducted in July 2008, and the final letter setting out the results of the assessment and the accompanying Risk Mitigation Program which sets out the intended outcomes and follow-up work associated with the assessment was received by the Prudential Group in December 2008.

        Between ARROW visits, the FSA meets regularly with members of senior management and persons holding controlled functions to understand developing strategy and challenges and key issues arising and in particular any significant risks identified and how Prudential are mitigating these. This 'close and continuous' monitoring is supported by focused (relating to firm) and themed (relating to industry) visits where appropriate. In advance of discussions, the FSA request relevant mandatory management information at prescribed intervals, which helps to frame the agenda for these meetings.

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

Permission to carry on "Regulated Activities"

        Under the 2000 Act, no person may carry on or purport to carry on a regulated activity by way of business in the United Kingdom unless he is an authorized person or is an exempt person. A firm which is authorized by the FSA to carry on regulated activities becomes an authorized person for the purposes of the 2000 Act. "Regulated activities" are currently prescribed in the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001 (as amended) and include insurance and investment business, as well as certain other activities such as establishing, operating and winding up stakeholder or personal pension schemes, the mediation of general insurance and certain mortgage mediation and lending activities. When authorizing a firm, the FSA will limit the permissions it grants to those which represent the activities in which the firm is intending to engage.

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

        The FSA has been moving away from a detailed rules-based regime in favor of a more principles based approach to regulation, much of which would be directed by the Principles for Businesses mentioned above. While firms may welcome this, they are also likely to face greater uncertainty as what would be deemed to be "compliant' under such a regime and this is a concern in the industry.

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

Regulation Applicable to Prudential's Insurance and Investment Businesses

Supervision of Management and Change of Control of Authorized Firms

        The FSA closely supervises the management of authorized firms through the approved persons regime, under which any appointment of persons who exercise positions of significant influence over an authorized firm must be pre-approved by the FSA.

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

        The Acquisitions Directive was implemented across the EU on March 21, 2009, establishing EU wide procedural and evaluation criteria for the Prudential assessment of acquisitions and increases of holdings in the financial sector. Regulations have given effect to the Acquisitions Directive in the UK by making various changes to the 2000 Act.

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

FSA Conduct of Business Rules

        The FSA's Conduct of Business Rules apply to every authorized firm carrying on regulated activities and regulate the day-to-day conduct of business standards to be observed by authorized persons in carrying on regulated activities. The Conduct of Business rules incorporate the requirements of the Markets in Financial Investments Directive ("MiFID") which relate to investment business, and now place greater reliance on principles and higher-level rules.

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

        Although the FSA has, with the exception of rules relating to with-profits policyholders, refrained from making detailed rules on how to comply with TCF, it has published a number of case studies providing an indication of its expectations of authorized firms in the areas of product development, complaint handling, financial promotions and systems and controls. TCF assessments of firms will be incorporated into the ARROW assessment process.

Prudential Supervision

        As set out above, in order to maintain authorized status under the 2000 Act, a firm must continue to satisfy the threshold conditions, which, among other things, require the firm to have adequate resources for the carrying on of its business. The FSA has published detailed rules relating to the maintenance of minimum levels of regulatory capital for all authorized firms including insurance and investment businesses in the Prudential Standards section of its Handbook. The capital adequacy requirements set out in the Handbook which include the type of capital held must be satisfied at all times by authorized firms.

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

The Financial Ombudsman Service

        Authorized firms must have appropriate complaints handling procedures and the principles of complaint handling are defined in the FSA Handbooks. However, once these procedures have been exhausted, qualifying complainants may turn to the Financial Ombudsman Service which is intended to provide speedy, informal and cost effective dispute resolution of complaints made against authorized firms by individuals and small-business customers. The Ombudsman is empowered to order firms to pay fair compensation for loss and damage and may order a firm to take such steps as it determines to be just and appropriate to remedy a complaint. The Financial Ombudsman Service is funded by levies and case fees payable by businesses covered by the Ombudsman.

The Financial Services Compensation Scheme ("FSCS")

        The FSCS is intended to compensate individuals and small businesses for claims against an authorized firm where the authorized firm is unable or unlikely to be able to meet those claims (generally, when it is insolvent or has gone out of business). The scheme is divided into five sub-schemes of deposits, investments, insurance mediation, insurance business (life and general) and home finance, reflecting the different kinds of business undertaken by authorized firms. The scheme is funded by contributions from industry participants referable to the particular sub-schemes so as to minimize cross-subsidy between authorized persons whose businesses are not similar. The recent defaults by a number of deposit-takers have led to a large payout by the FSCS, which have been funded mainly by loans from the Bank of England and HM Treasury to the FSCS. The interest costs on the loans will be funded out of the deposits sub-scheme alone. However the repayment of the loans is likely to be funded to an extent by the 'general pool' with such payments commencing 2011/12. The 'general pool' is in part funded by levies on the Insurance sub-scheme in which Prudential sits. The latest change to FSCS funding model will see a move to fee tariffs based on an element of technical liabilities & mathematical reserves from business attributable to eligible claimants. Most of these changes will be implemented from the 2010/11 fee period. There will also be changes to the FSCS compensation limits which will come to effect from January 1, 2010. The compensation limit for non-compulsory insurance will be changed to 90% of a claim with no upper limit.

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

Conduct of business requirements for insurance business

        The Conduct of Business rules issued by the FSA apply differing requirements to the sale of general and long term insurance contracts, as well as applying certain requirements to transactions in other designated investments. Authorized firms which advise and sell to private customers packaged products such as life insurance policies are subject to detailed conduct of business obligations relating to product disclosure, assessment of suitability, the range and scope of the advice which the firm provides, and fee and remuneration arrangements.

        The FSA launched a Retail Distribution Review in 2006 with the specific aim of improving the retail investment market. In November 2008 it published a Feedback Statement that contained the points that they intend to consult on in June 2009. The main areas to be addressed are changes to the market structure, remuneration of advisers and professional standards. The aim is fully to implement the proposals by December 2012.

Capital requirements for insurers

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

        Under the rules in the General Prudential Sourcebook, an insurer must hold capital resources equal at least to the Minimum Capital Requirement (the "MCR"). Insurers with with-profits liabilities of £500 million or more must hold capital equal to the higher of MCR and the Enhanced Capital Requirement (the "ECR"). The ECR is intended to provide a more risk responsive and "realistic" measure of a with-profits insurer's capital requirements, whereas the MCR is broadly speaking equivalent to the previous required minimum margin under the Interim Prudential Sourcebook for Insurers and satisfies the minimum EU standards.

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

        The extent to which long-term fund assets may be used for purposes other than long-term business is restricted by the rules in the Prudential Sourcebook for Insurers. Only the "established surplus"—the excess of assets over liabilities in the long-term fund, as determined by an actuarial investigation—may be transferred so as to be available for other purposes. Restrictions also apply to the payment of dividends by the insurance company, as described below. The rules in the Prudential Sourcebook for Insurers require, in addition to the capital requirements referred to above, the maintenance of sufficient assets in the separate long term insurance fund to cover the actuarially determined value of the insurance liabilities.

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

        There has been considerable public debate about the rights and legitimate expectations of with-profits policyholders to assets forming part of an insurance company's surplus, particularly where such assets do not derive from the payment of current policyholders' premiums but are rather "inherited" from previous generations of policyholders or from other entities. In December 2007 the

FSA published guidance on the reattribution of a firm's inherited estate. In 2008, the Treasury Select Committee of the House of Commons conducted an inquiry into the inherited estate held by life assurance companies. In June 2008, the FSA published a consultation paper proposing that inherited estates should not be used to cover any costs or compensation arising from claims that with-profits policies have been mis-sold. In February 2009, the FSA published a further consultation paper proposing that amended rules relating to compensation and redress payments arising from operation failures that life insurance companies may charge to their with-profits funds should only apply to payments resulting from events that take place after the new rules come into force. The FSA is expected to publish a policy statement and finalize the draft changes to the rules after the consultation closes in May 2009.

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

Reporting Requirements

        The main financial reporting rules for insurers are contained in the Interim Prudential Sourcebook for Insurers. Insurance companies must file a number of items with the FSA, including their audited annual accounts and balance sheets and life insurers annual reports from the actuary performing the actuarial function. Returns enumerating policy sales are submitted by firms, including insurance companies on a quarterly basis. Non-insurance companies must also file quarterly returns which include details of sales, numbers of advisers, tests of capital adequacy, balance sheets and profit and loss accounts.

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

EU Directives on groups

        Prudential is subject to the capital adequacy requirements of the IGD as implemented in the FSA rules. The IGD pertains to groups whose activities are primarily concentrated in the insurance sector, and applies for Prudential from December 2007, following the sale of Egg Banking during 2007. Prior to this, Prudential was required to meet the requirements of the Financial Conglomerates Directive ("FCD") as implemented in the FSA rules, as Prudential was classified as an insurance conglomerate.

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

        A key aspect of Solvency II is the focus on a supervisory review at the level of the individual legal entity. Insurers will be encouraged to improve their risk management processes and will be allowed to make use of internal value-at-risk models to calculate capital charges for market risks. In addition Solvency II requires firms to develop and embed an effective risk management system as a fundamental part of running the firm.

        The European Commission ("EC") published a proposal for a Directive setting out high-level principles. The proposed Directive was approved by the European Parliament on April 22, 2009. These principles will be supplemented by implementing measures that will be adopted by the EC and transposed into national law by EU Member States. These implementing measures are then expected to come into force around 2012.

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

US Supervision of M&G Investment Management

        One of Prudential's UK subsidiaries, M&G Investment Management Limited, is also regulated by the United States' Securities and Exchange Commission (the "SEC") so that it can act as investment adviser to a US mutual fund.

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

        Insurance regulatory authorities in the jurisdictions in which Jackson does business require it to file detailed quarterly and annual financial statements, and these authorities have the right to examine its operations and accounts. In addition, Jackson is generally subject to federal and state laws and regulations that affect the conduct of its business. New York and Michigan require their state insurance authorities to conduct an examination of an insurer under their jurisdiction at least once every five years. The New York insurance authorities completed an examination of Jackson National Life of New York in 2007 for the exam period of January 1, 2003 through December 31, 2005. The final report of examination did not include any material findings. Michigan insurance authorities completed a routine examination of Jackson in 2006 for the period January 1, 2001 through December 31, 2004. The final report of examination did not include any material findings. Jackson has been notified by Michigan insurance authorities that in the first quarter of 2009, they will begin a routine examination of the company for the period January 1, 2005 through December 31, 2008. Jackson National Life of New York has been notified by New York insurance authorities that in 2009 they will be conducting an examination of the company as of December 31, 2008, primarily covering formula reserves, risk-based capital and other solvency related items.

        Jackson's ability to pay shareholder dividends is limited under Michigan insurance law. The Commissioner of the Michigan Office of Financial and Insurance Regulation (the "Michigan Insurance Commissioner") may limit, or not permit, the payment of shareholder dividends if the Michigan Insurance Commissioner determines that an insurer's surplus, as regards policyholders, is not reasonable in relation to its outstanding liabilities and is not adequate to meet its financial needs as required by Michigan insurance law. Jackson must report any shareholder dividends to the Michigan Insurance Commissioner before they can be paid. In the case of an extraordinary shareholder dividend or distribution, an insurer may not pay the dividend or distribution until 30 days after the Michigan Insurance Commissioner has received notice of the declaration and has not disapproved, or has approved, the payment within that period. For this purpose, an extraordinary dividend or distribution means any dividend or distribution of cash or other property where the fair market value, together with that of other dividends or distributions that an insurer made within the preceding twelve months, exceeds the greater of 10 per cent of the insurer's surplus, as regards policyholders as of December 31 of the immediately preceding year, or the net gain from operations of the insurer, not including realized capital gains, for the prior year. In 2006, 2007 and 2008, Jackson paid shareholder dividends of $209.10 million, $246.0 million, and $313.10 million, respectively.

        State regulators also require prior notice or regulatory approval of changes in control of an insurer or its holding company and of certain material transactions with affiliates. Under New York and Michigan insurance laws and regulations, no person, corporation or other entity may acquire control of an insurance company or a controlling interest in any parent company of an insurance company, unless that person, corporation or entity has obtained the prior approval of the regulator. For the purpose of each of New York and Michigan law, any person acquiring, directly or indirectly, 10 per cent or more of the voting securities of an insurance company is presumed to have acquired "control" of the company. To obtain approval of any change in control, the proposed acquiror must file an application with the New York Superintendent of Insurance or the Michigan Insurance Commissioner, as appropriate. This application requires the proposed acquiror to disclose, among other information, its background, financial condition, the financial condition of its affiliates, the source and amount of funds by which it will effect the acquisition, the criteria used in determining the nature and amount of consideration to be paid for the acquisition, proposed changes in the management and operations of the insurance company and other related matters.

Guaranty Associations and Similar Arrangements

        Each of the 50 states of the United States, the District of Columbia and the Commonwealth of Puerto Rico have laws requiring insurance companies doing business within their jurisdictions to participate in various types of guaranty associations or other similar arrangements. These associations and arrangements provide certain levels of protection to policyholders from losses under insurance policies issued by insurance companies that become impaired or insolvent. Typically, these associations levy assessments, up to prescribed limits, on member insurers on a basis that is related to the member insurer's proportionate share of the business in the relevant jurisdiction of all member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Some jurisdictions permit member insurers to recover assessments that they paid through full or partial premium tax offsets, usually over a period of years. Prudential estimated its reserve for future guarantee fund assessments for Jackson to be £18.1 million ($26.0 million) at December 31, 2008. Prudential believes this reserve to be adequate for all anticipated payments for known insolvencies.

Asset Valuation Reserve

        State regulators generally require that insurers establish an asset valuation reserve that consists of two components: a "default component" to provide for future credit-related losses on fixed income investments and an "equity component" to provide for losses on all types of equity investments. The asset valuation reserve establishes statutory reserves for fixed maturity securities, equity securities, mortgage loans, real estate and other invested assets. The reserve is designed to provide for a normalized level of future losses based on the credit rating of each individual investment. The level of reserves is based on both the type of investment and its rating. Contributions to the reserve may result in a slower growth in surplus or a reduction of Jackson's unassigned surplus, which, in turn, may reduce funds available for shareholder distributions. The extent of the impact of the asset valuation reserve on Jackson's statutory surplus depends in part on the future composition of the investment portfolio.

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

The National Association of Insurance Commissioners Ratios

        On the basis of statutory financial statements that insurers file with state insurance regulators, the National Association of Insurance Commissioners annually calculates twelve financial ratios to assist state regulators in monitoring the financial condition of insurance companies. A usual range of results for each ratio is used as a benchmark and departure from the usual range on four or more of the ratios can lead to inquiries from individual state insurance departments. In 2008, Jackson had one ratio fall outside of the usual range due to Jackson's statutory net loss of $623.4 million, primarily arising from credit losses (any net loss is outside the usual range).

Policy and Contract Reserve Sufficiency Analysis

        State insurance laws require life insurance companies to conduct annually an analysis of the sufficiency of its life and annuity reserves. A qualified actuary must submit an opinion that states that the reserves, when considered in the light of the assets that an insurance company holds with respect to such reserves, make good and sufficient provision for the associated contractual obligations and related expenses of the insurance company. If a qualified actuary cannot provide such an opinion, then the insurance company must set up additional reserves by moving funds from surplus. The 2008 opinion has been submitted to the Michigan Office of Financial and Insurance Regulation without any qualifications.

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

        Jackson has received approval from the Michigan Office of Financial and Insurance Regulation regarding the use of three permitted accounting practices. The permitted practices are effective December 31, 2008 and expire October 1, 2009, unless extended by the Michigan Insurance Commissioner. The effects of these permitted practices may not be considered by the company when determining the surplus available for dividends, nor the nature of dividends as ordinary or extraordinary. Further analysis is provided in note D5(b)(ii) to the consolidated financial statements.

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

        Any state adopting the model act gives the state insurance commissioner explicit regulatory authority to require various actions by, or take various actions against, insurance companies whose adjusted capital does not meet minimum risk-based capital standards. The Michigan Insurance

Commissioner takes into account the National Association of Insurance Commissioners' risk-based capital standards to determine compliance with Michigan insurance law.

        Effective December 31, 2005, the National Association of Insurance Commissioners implemented new requirements, referred to as C-3 Phase II, for calculating risk based capital in connection with variable annuity products with death and living benefit guarantees. These changes did not have a material effect on Jackson. At December 31, 2008, due in part to the permitted practice noted in "Jackson's Capital and Surplus" above, the Company's total adjusted capital under the National Association of Insurance Commissioners' definition substantially exceeded Michigan standards.

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

USA Patriot Act

        The USA Patriot Act, enacted in 2001, includes numerous provisions designed to fight international money laundering and to block terrorist access to the US financial system. The US Treasury Department has issued a number of regulations implementing the Patriot Act that apply certain of its requirements to financial institutions including broker dealers and insurance companies. Among other things, the regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing. Jackson and, to the extent applicable, certain of its affiliates, has established policies and procedures to ensure compliance with the Patriot Act's provisions and the Treasury Department regulations.

Securities Laws

        Jackson, certain of its affiliates and certain policies and contracts that Jackson issues are subject to regulation under the federal securities laws administered by the US Securities and Exchange Commission the SEC.

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

        Jackson National Asset Management, LLC ("JNAM") is registered with the SEC as an investment adviser pursuant to the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act"). JNAM is registered as a transfer agent pursuant to the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"). The investment companies (mutual funds) for which JNAM serves as an investment adviser are subject to SEC registration and regulation pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "Investment Company Act"). In addition, each variable annuity and variable life product sponsored by Jackson is subject to SEC registration and regulation pursuant to the Securities Act and the Investment Company Act, and applicable state insurance and securities laws. Each variable annuity and variable life product are organized as separate accounts that are unit investment trusts.

        Curian Capital, LLC and Jackson Investment Management LLC are registered with the SEC pursuant to the Investment Advisers Act and are also registered or notice filed in all applicable states.

        Curian Clearing, LLC is registered as a broker-dealer with the SEC pursuant to the Securities Exchange Act, and is registered as a broker-dealer in all applicable states. In addition, Curian Clearing, LLC is a member firm of the Financial Industry Regulatory Authority (the "FINRA") which was founded in 2007 following the merger of the NASD with the self-regulatory functions of the New York Stock Exchange (the "NYSE").

        Jackson National Life Distributors, LLC is registered as a broker-dealer with the SEC pursuant to the Securities Exchange Act, and is registered as a broker-dealer in all applicable states. In addition, Jackson National Life Distributors, LLC is a member firm of the FINRA.

        National Planning Holdings, Inc. ("NPH") owns four retail broker dealers, being SII Investments, Inc., ("SII"), National Planning Corporation ("NPC"), Investment Centers of America, Inc. ("ICA"), and IFC Holdings, Inc. (which does business under the name INVEST Financial Corporation) ("IFC"). These entities are registered as broker-dealers, investment advisers, and insurance agencies (or affiliated with insurance agencies), and are licensed and qualified to transact business pursuant to their respective registration and/or membership with the SEC, the FINRA, the Municipal Securities Rulemaking Board, applicable state securities and insurance authorities, and all other applicable jurisdictional authorities. NPC and SII are also members of the National Futures Association ("NFA") and ICA's application to be a member is pending. Membership of the NFA is required for commodities and futures trading.

        Prudential also conducts certain of its US institutional investment management activities through PPM America, Inc. (PPMA), which is registered with the SEC as an investment adviser under the Investment Advisers Act. PPMA serves as the investment adviser to Jackson and as an adviser or sub-adviser to other US, UK and Asian entities affiliated with Prudential, other institutional clients such as CDOs or similar structured vehicles and private investment funds (in which PPMA affiliates such as Prudential UK entities and Jackson are generally investors), US mutual funds and other foreign pooled investment vehicles primarily sponsored by affiliated entities, UK based unit trusts or OEICs, a SICAV and similar vehicles sponsored by affiliates, unaffiliated US and foreign institutional accounts, as well as a limited number of trusts of individuals and their family members. Currently, only a limited number of PPMAs clients are unaffiliated or have underlying investors who are unaffiliated institutions, trusts or individuals. The US mutual funds for which PPMA serves as investment adviser or sub-adviser are subject to regulation under the Securities Act and the Investment Company Act, and other similar vehicles organized outside of the US may be subject to regulation under applicable local law.

        PPMA and certain of its subsidiaries are subject to various levels of regulation under the federal securities laws that the SEC administers as well as state securities laws. In connection with providing investment advisory services to certain of its clients, PPMA may also be subject to regulation under applicable foreign laws.

        To the extent that PPMA or the NPH broker-dealers manage assets of employee benefit plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), or the Internal Revenue Code, it may be subject to certain restrictions imposed by ERISA and taxes imposed by the Internal Revenue Code. Such restrictions are summarized in "—Employee Benefit Plan Compliance" in this section below. The US Department of Labor (the "Department of Labor") and the US Internal Revenue Service have interpretive and enforcement authority over the applicable provisions of ERISA and the Internal Revenue Code.

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

        In 2008, Jackson advocated successfully for legislation providing for the formation of captive insurance companies in Michigan. Captive insurance companies are subsidiaries of non-insurers that are formed primarily to insure some or all of the risks of its parent or an affiliated company. Special purpose financial captives may be used to undertake insurance securitization transactions. The legislation successfully passed both chambers of the Michigan legislature and was signed into law. This legislation could assist Jackson in the future as it pursues strategic acquisition targets.

        A coalition of national insurance and banking organizations has supported the introduction of US federal legislation that would allow insurance companies to obtain a federal charter as a regulatory alternative to a state charter. A coalition of insurers has been formed that is opposed to the so-called optional federal charter. Though the idea of creating mandatory federal charter has also been discussed and publicly debated recently. Prudential cannot predict whether either the optional or mandatory federal charter or any other federal (or state) legislative initiative to change the nature or scope of the regulation of the insurance industry will be enacted into law. A U.S. Government Accounting Office report, recently noted that the "fragmented U.S. regulatory structure has complicated some efforts to coordinate internationally with other regulators, such as negotiations on Basel II and certain insurance matters...The establishment of a federal insurance charter and regulator could help alleviate some of these challenges, but such an approach could also have unintended consequences for state regulatory bodies and for insurance firms as well." Jackson continues to voice its opposition to the optional federal charter.

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

        Federal regulators have determined that fixed indexed annuities, previously regulated by the states, should instead be regulated at the federal level. In early 2009, the SEC issued a release adopting a new rule (151A) that will bring fixed-indexed annuities under the jurisdiction of the federal regulatory system. This rule will apply prospectively to annuities that are issued on or after January 12, 2011. Jackson is well positioned to operate under this change of regulatory structure.

        In response to recent fraud and regulatory issues, state regulators through the North American Securities Administrator Association ("NASAA") have also supported federal legislation that would roll back federal preemption of certain regulatory modifications that were adopted under the National Securities Markets Improvement Act of 1996 limiting states' power to regulate the securities industry (including broker-dealers and investment advisers).

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

        For Prudential Corporation Asia's insurance operations the details of the regulatory regimes are as follows:

Korea—PCA Life Insurance Company Limited

        Korea's financial supervision structure underwent major change on February 29, 2008, when the Financial Supervisory Commission was integrated with the Financial Policy Bureau of the former Ministry of Finance and Economy to become the Financial Services Commission (the "FSC"). As Korea's principal supervisory authority, the new FSC is given broad statutory mandate to carry out three key functions, financial policy formulation, financial institution and market oversight, and anti-money laundering. The FSC thus has the statutory authority to draft and amend financial laws and regulations and issue regulatory licenses to financial institutions. The Financial Supervisory Service (the "FSS") acts as the executive supervisory authority for the FSC and principally carries out examination of financial institutions along with enforcement and other oversight activities as directed or charged by the FSC. Therefore, detailed rules under the supervisory regulation are prepared by the FSS.

        In respect of anti-money laundering, Korea Financial Intelligence Unit (KoFIU), which was also integrated into the FSC as part of the reorganization, leads the government's anti-money laundering and counter-terrorism financing efforts.

        PCA Life Korea is licensed by and registered with the FSC as a life insurance company. Currently, the country does not permit a company to operate both life and non-life insurance at the same time.

        The Republic of Korea operates a civil law system, with the FSC prescribing many detailed regulations for insurers to comply with. In the past, the FSC has also been very interventionist in setting and enforcing rules on the insurance industry. However, the style of regulation has been gradually changing along with the trend of liberalization of financial services. This is most pronounced with the regulator focusing on the deregulation in asset management and product design activities. Furthermore, the FSS is setting an aggressive insurance supervisory agenda that would strengthen supervision while promoting deregulation. The regulator is moving towards risk-based supervision focusing on various risks of insurers' operations. As part of the shift to risk-based supervision, the FSS has introduced the Risk Assessment and Application System ("RAAS") to assess insurers' various risks and relevant internal control and Risk-Based Capital (RBC) solvency requirement.

        Both the Insurance Law and Insurance Regulations have been silent on the entity's responsibilities for the suitability of products. There is no explicit requirement for an insurer to consider the suitability of the product for the potential customer. However, on November 4, 2008, the FSC announced a revised bill for an Insurance Business Act which will become effective provided the National Assembly passes it. It establishes the definition of an insurance product and also strengthens consumer protection measures. It overhauls the examination procedure for an insurance product and allows insurance companies to conduct payment/settlement businesses providing an institutional basis for providing one-stop financial service to customers. It also establishes a basis for fair competition among businessess in various financial sectors.

        The FSS also operates a Consultation Team and a Dispute Settlement Office in the Customer Protection Centre to resolve and prevent customer complaints and disputes relating to insurance companies.

        Korea currently allows many different forms of channels for distributing life insurance products including brokers, agents, telemarketing, direct mailing, bancassurance and mass media television selling.

India—ICICI Prudential Life Insurance Company Limited

        Insurance is subject to federal regulation in India. The primary legislation is the Insurance Act, 1938, and the Insurance Regulatory & Development Authority Act, 1999. The Insurance Regulatory & Development Authority (the "IRDA") is the key regulator for Prudential's Indian joint venture, ICICI Prudential Life Assurance.

        The IRDA's duties include the issue of certificates of registration to insurance companies, and it has a mandate to protect the interests of the policy holders. Regulatory direction is currently focusing on consumer disclosure and sales practices. A number of regulations also encourage the sale of insurance to customers in rural parts of India.

Hong Kong—The Prudential Assurance Company Limited

        The Insurance Companies Ordinance (the "ICO") empowers a Commissioner of Insurance to establish an office for the administration of the industry including approvals for a company to conduct insurance business. The Office of the Commissioner of Insurance (the "OCI") acts as the supervisory arm. The major duties of the OCI include: (i) authorization of insurers to carry on insurance business in Hong Kong; (ii) regulation of insurers' conduct primarily through the examination of the annual audited financial statements and business returns submitted by the insurers; and (iii) development of legislation and guidelines on insurance supervision. The Hong Kong branch of The Prudential Assurance Company Ltd is authorized to carry on both long-term business and general business under a composite license.

        The branch is also subject to the codes and guidance stipulated by a self-regulatory body—the Hong Kong Federation of Insurers (the "HKFI"). HKFI actively promotes its self-regulatory regime with respect to areas like conduct of insurers and insurance agents, cooling off initiative, policy replacement and initiative on needs analysis, etc. It is also responsible for the licensing of insurance agents and provides enquiry services to and handles complaints from the public relating to insurance agents.

        In addition, the selling of MPF products by our agents is regulated by the Mandatory Provident Fund Authority (the "MPFA"). The MPFA is responsible for the licensing of MPF intermediaries and the supervision of the conduct of MPF intermediaries.

        In addition, the branch is regulated by the Hong Kong Securities and Futures Commission (the "SFC") for its operations of Investment Linked products.

        Currently, the government is researching into the possibility of making the OCI an independent governing body as this would give the OCI more flexibility in operations and prepare Hong Kong for the risk-based capital regulatory regime. On the other hand, OCI is also exploring with the HKFI the possibility of setting up a policyholder protection fund.

Taiwan—PCA Life Assurance Company Limited

        The Financial Supervisory Commission (the "FSC") is responsible for regulating the entire financial services sector. The FSC's responsibilities include supervision, examination and investigation. The Insurance Bureau (the "IB") of the FSC is responsible for the insurance sector. Currently, composite licenses to sell both life and non-life insurance are not granted and PCA Life Taiwan is licensed for life insurance business only.

        Taiwanese laws are based on a civil code model and each competent authority is given powers to develop and issue regulation on specific topics or issues. Many of the current insurance regulations were revised and promulgated in 2007 and 2008 in response to the latest amendment of the Insurance Act in 2007. Similar to many Asian countries, the provisions of insurance regulations tend to be prescriptive.

        In 2007, the FSC promulgated the guidance notes related to foreign currency denominated traditional life business. Insurers must satisfy several requirements related to disciplinary performance, risk-based capital, risk management controls, and complaints efficiency in order to qualify. At this stage, only life insurance and annuity products denominated in US dollars are permitted. Prior approval from the Central Bank and IB is required and the underlying foreign portfolio is also subject to the 45% foreign investment limit as per the Insurance Act.

        In 2008, the FSC promulgated a regulation governing the engagement by insurers in the insurance trust business. Before engaging in the insurance trust business, an insurer is required to meet certain qualifying requirements and to apply to the IB for approval. The insurer may invest the entrusted money into cash, bank deposits, bonds, financial debentures, short-term bills, and other instruments otherwise approved by the authority. Further, it is required not only to segregate the trust assets from its own assets by establishing a separate account for the trust assets, but also to build a risk management and internal control system to ensure the proper management of the business.

        Generally, the insurance law and regulations focus mainly on administrative supervision of insurance operations rather than conduct of business. An exception is the Regulation, Guideline and Self-Discipline Regulation related to sale of investment-linked insurance products, where specific requirements such as the obligation by insurers to disclose to prospective customer the costs of the product and the risks involved to set up "Know Your Customers" operating principles and to perform needs analysis in identifying risk appetite and financial objectives of policy applicants are established. Other requirements include establishing risk classes for structured notes products, sample testing of new business to determine appropriateness of sales process and policy suitability, and conducting regular inspection to avoid the use of inappropriate sale materials.

Indonesia—P.T. Prudential Life Assurance

        The insurance industry is regulated by the Insurance Bureau of the Ministry of Finance. Previously, insurance industries in Indonesia were supervised by the Directorate of Insurance under the Ministry of Finance (the "MoF"). In November 2004, the Government of Indonesia merged the directorates for insurance and pensions under the Ministry of Finance under a single Capital Markets & Financial Institution Supervisory Agency (the "Bapepam LK"). The role of the Bapepam LK is to establish integrated control, as an independent agency, over integrated capital markets, banking, pensions funds, insurance and other financial institutions with the objective to manage risks in the financial sector, as well as to increase consumer and market confidence and promote transparency and strong business practices and standards.

        The MoF issued decrees on business conduct, auditing, solvency, and the licensing of insurance companies. These degrees were supplemented by implementation guidelines issued by the Bapepam LK.

        The local Life Insurance Association (the "AAJI") continues to act as a conduit between insurers and the MOF and Bapepam LK in terms of the development of new regulations and guidelines.

        The implementation of anti-money laundering controls in the insurance industry is monitored by the Indonesian Financial Transaction Reports and Analysis Center (the "PPATK"). The PPATK is an institution with the mission of preventing and eradicate money laundering in Indonesia. The Money Laundering Criminal Act Law (UU-TPPU) is the governing statute that positions and empowers the PPATK as the key authority in the anti- money laundering regime in Indonesia.

        Prudential distributes both life and Syariah (unit linked) products in Indonesia. Whilst the regulations for life products are fully developed (in accordance to current market conditions), the regulator is in the process of promulgating new regulations with regard to Syariah products.

Singapore—Prudential Assurance Company Singapore (Pte.) Limited

        The Monetary Authority of Singapore (the "MAS") is responsible for insurance company regulation and supervision. In order to sell insurance in Singapore, companies need to be licensed by the MAS. Prudential Assurance Company Singapore is registered and licensed to manufacture and sell both life and general insurance business.

        The MAS also has responsibility for supervising compliance with anti-money laundering ("AML") provisions, though suspicious transactions must be notified to the Commercial Affairs Department, an enforcement agency of the Singapore Police Force. In 2007, new regulations were introduced to further strengthen the AML requirements.

        Another relevant regulatory authority for the business is the Central Provident Fund (the "CPF") Board. The CPF is a social security savings scheme jointly supported by employees, employers and the Government. CPF members are employees and self-employed persons in Singapore with the CPF Board acting as the trustee. The CPF Board regulates the life insurers in the operation of various CPF schemes including the CPF Investment Scheme where CPF monies are used by policyholders to purchase insurance policies such as annuities and investment-linked policies.

        The MAS is empowered under the Insurance Act to make regulations for the sector and it also issues Notices, Circulars and Guidelines. In practice, the MAS and CPF Board have very detailed legislation frameworks to govern the insurance companies and the distribution of insurance products in Singapore. Despite the detailed requirements, an examination of the Notices suggests MAS in many respects do in fact focus on outcomes rather than processes.

        An RBC framework was introduced in recent years to better reflect the relevant risks being faced by insurance companies. The framework introduces changes in the valuation methodology for assets and liabilities, fine-tunes the operations of life insurance funds, establishes new capital requirement rules, updates the role of actuaries, and introduces a new set of statutory reporting standards. An insurer has to notify the MAS when it has failed or is likely to fail to comply with the mandated RBC indicators or when a financial resources warning event has occurred or is likely to occur.

        The MAS has also issued Notices that cover the market conduct standards for life insurers including such areas as appointing and training Representatives, maximum tier in agency structure, loans and advances, disciplinary action, disclosure, sales process and replacement of life polices. In addition, the MAS has recently published a consultation paper entitled "Guidelines on Fair Dealing—Board and Senior Management Responsibility for delivering Fair Dealing Outcomes to Consumers". The proposed approach is similar to that of the UK FSA Treating Customers Fairly (TCF) Principle.

Malaysia—Prudential Assurance Malaysia Berhad

        In Malaysia, Bank Negara Malaysia ("BNM") is the regulatory body responsible for supervising and regulating the conduct of financial services including insurance business. All insurance companies must be licensed with the Ministry of Finance. In addition, they are required to be a member of the Life Insurance Association of Malaysia and/or Persatuan Insurans Am Malaysia (for general insurers). Prudential Assurance Malaysia Berhad has a license for both life and general insurance business.

        Although BNM is committed to migration towards a "disclosure-based" regime, there are still "prescriptive" requirements from the past which remain. For example, pre-approval from BNM is required for some actions which in the UK are matters for management decision. These include such matters as opening new branches, entering into outsourcing contracts, and introducing new annuity and investment-linked products.

        At the end of Year 2006, BNM carried out an exercise of realignment of its regulatory and supervisory functions which resulted in the establishment of a Consumer and Market Conduct Department. More emphasis has been placed on fair market conduct by the insurance industry and protection of the consumers' interests. With the objective of promoting greater transparency in the sale of insurance products, BNM has issued guidelines on the minimum disclosure requirements to be observed by insurers and their intermediaries in their interaction with prospective policy owners. The guidelines specify the minimum information that must be disclosed to a prospective policy owner at the point of sale to enable them to make informed decisions. This information includes, details of types of cover offered, benefits, restrictions, and exclusions of the policy as well as any significant conditions, warranties and obligations which the policy owner must meet.

        BNM has formulated a framework on proper advice practices for life insurance business to ensure that intermediaries make greater effort to effectively evaluate the insurance requirements of consumers. The guidelines under the framework set the minimum standards for proper advice as well as structured process for selling life insurance products. They also require the intermediaries to obtain sufficient information on prospective policy owners before rendering appropriate advice on the suitability of a particular insurance product.

        In an effort to further reform the regulation of insurers and better reflect the risks being faced by each entity, BNM has implemented a Risk-Based Capital Framework ("RBC Framework") for Insurers, which took effect on January 1, 2009. Compliance with the RBC Framework is a condition of license for all insurers, and any failure to comply with the RBC Framework could result in the revocation of an insurers' license. The RBC Framework sets out the capital adequacy ratio calculations, capital requirements to mitigate major risks, the valuation bases for assets and liabilities, and supervisory expectations relating to the investment of insurance funds. Additionally in early 2008, BNM has released a consultation paper on risk governance framework for insurers. The consultation paper outlines the risk governance function of an insurer, including the roles and responsibilities of the board of directors and management in relation to risk governance. The paper further outlines the function of risk management, compliance and internal audit and their respective oversight responsibilities relating to risk management.

        In its risk-based approach in regulating and supervising the insurance industry, more specific responsibilities have been placed on the board of directors and the senior management in managing the risks of the business. BNM continues to assess the performance of an insurer by analyzing its statutory returns and reports submitted and regular communication with the insurer concerned.

Japan—PCA Life Insurance Company Limited

        The Financial Services Agency of Japan (the "JFSA") regulates insurance companies and other financial institutions. The Insurance Business Division of the JFSA specifically undertakes the supervision of insurance companies. The fundamental principles of insurance regulation are set out in the Insurance Business Law. PCA Life Japan is licensed by and registered with the JFSA as a life insurance company.

        After a number of false starts, the government finally lifted all restrictions on insurance product sales by banks in December 2007. The biggest impact is expected to be in the health/medical insurance market, which accounts for about a quarter of the overall individual insurance market, which had previously been closed to sales by banks. PCA Life Japan sees this change as very positive and a potentially large opportunity.

        For the first time in a century, the "insurance contract law" under the Commercial Code of Japan is under deliberation as a response to the increasingly diverse needs of today's society. The proposed revision was passed at the National Diet on May 30, 2008. Japanese regulation provides that the amended law should be effective within two years. It is expected that the law will be effective in January 2010. In this connection, the Life Insurance Association of Japan (the "LIAJ") is creating the model policy provisions and the final version of which was published in February 2009.

        Recent deregulatory measures in the Insurance Business Law and the privatization program of the Japan Post group companies, which includes a large life insurance company, have enhanced the level of competition in the Japanese insurance industry.

China—CITIC-Prudential Life Insurance Company Limited

        The body responsible for regulation of the insurance sector is the China Insurance Regulatory Commission ("CIRC") established in 1998. CIRC reports directly to the State Council. The main laws and regulations that govern the CITIC-Prudential joint venture in China are the Insurance Law of the People's Republic of China (enacted in 1995) and the Regulation on the Administration of Foreign-funded Insurance Companies (enacted in 2001) and the Regulation on the Administration of Insurance Companies (enacted in 2004).

        CIRC is authorized to conduct administration, supervision and regulation of the Chinese insurance market, and to ensure that the insurance industry operates in a stable manner in compliance with the law. It drafts relevant laws and regulations regarding insurance supervision, examines and approves the establishment of insurance companies and their branches and supervises market conduct. In November 2008, to ensure enforcement of the regulations, CIRC established a special department, namely the inspection bureau, to strengthen the function of investigating significant non-compliance issues and the conduct of insurance companies and handling complaints. CIRC has local offices in all the provinces and selected direct administrative cities and regions across the country. One of the key responsibilities of the local offices is to set and administer implementation rules and guidelines in the application of the laws and regulations introduced by CIRC. The local offices will also regulate many aspects of the insurance companies' activities within the locations for which they are responsible, including but not limited to business, sales and agent conducts, sales licensing practices, approving new sales offices and assessing minor administrative penalties.

        CIRC has focused specific attention on the area of risk prevention. Accordingly, it has identified five lines of defense against risks, namely internal management and control systems, supervision of solvency adequacy, on-site inspection, fund management regulation and insurance security fund. In 2008, due to the outbreak of the global financial crisis, more importance has been attached to the supervision of internal control systems, corporate governance, marketing conduct and information disclosure of insurance companies. In addition to the introduction of additional regulations and rules, a classified supervision system was developed by the regulator to detect and monitor the operation and financial risks of the industry. Under the system, insurance companies will be classified into four groups based on the risk indicators relating to solvency margins, corporate governance, capital management, financial status and market conduct. Different administrative measures such as risk warning, on-site inspection, restriction of business expansion and investment etc will be imposed on different groups.

        China promulgated a new Anti-Money Laundering ("AML") Law applicable to all financial institutions in November 2006. The People's Bank of China ("PBOC") was entrusted with the responsibility and authority for regulating all AML activities in China. PBOC also introduced several additional AML measures between November 2006 to June 2007 to provide specific rules and guidelines in the application of the AML Law. The areas covered would include customer identification, reporting of large volume and other suspicious transactions, record keeping and reporting of suspicious transactions involving terrorism financing.

Vietnam—Prudential Vietnam Assurance Private Limited

        The Ministry of Finance (the "MOF") of Vietnam is responsible for carrying out state administration of insurance business for and on behalf of the Government. The Insurance Division of the MOF specifically undertakes the supervision of insurance companies. The fundamental principles of operation of insurance companies are set out in the Insurance Business Law. Prudential Vietnam is licensed and regulated by the MOF as a life insurance company. Currently, the applicable law does not permit an insurance company to operate both life and non-life insurance at the same time.

        The first insurance regulation that was implemented in Vietnam was the governmental decree on insurance No. 100/CP which was issued in late 1993. As the Vietnamese insurance market grew, the first law on insurance business the Insurance Business Law was passed in 2000 by the National Assembly of Vietnam. In 2001, the Government promulgated further regulations relating to the implementation of the Insurance Business Law.

        At the end of 2007, many of the current insurance regulations were revised and a number of new regulations were introduced, including: minimum legal capital requirements for insurance enterprise equivalent to VND 600 billion (approximately USD 5 million), security deposit requirements equivalent to 2% of legal capital, new regulations for investment linked products such as universal life and unit linked products. The MOF has also provided specific regulations on establishing new insurance companies, modification of licenses or opening/closure of insurers' branches/representative offices and agent recruitment and training.

        Generally, the Insurance Business Law and its guiding regulations focus mainly on administrative supervision of insurance operations. In practice, the Insurance Business Law reserves most of its items for insurance contract (the terms and conditions of policy) in order to protect policy holders' interests. Furthermore, the MOF is setting a proactive insurance supervisory agenda on controlling the solvency of insurance companies in order to take timely intervention to the insurance market by issuing the new regulation on bankruptcy procedures for insurers, securities, financial institutions in late 2008.

Takaful, Malaysia—Prudential BSN Takaful Berhad

        In addition to gaining the first overseas insurer's Takaful License in Malaysia (a Prudential joint venture with Bank Simpanan Nasional known as Prudential BSN Takaful Berhad), the Takaful business in Malaysia is also governed by BNM similarly to the insurance companies. In addition, the business is required to be a member of the Malaysian Takaful Association ("MTA"), which is an association for Takaful operators to improve industry self regulation through uniformity in market practice and to promote a higher level of co-operation amongst operators. Takaful in Malaysia is considered to be part of mainstream mercantile law, and hence part of civil law, and is therefore subject to the civil court structure of Malaysia. It is not regulated by Syariah Law in Syariah Courts. However, the operation system of a Takaful Operator must conform to the rules and requirements of Syariah as regulated in the Takaful Act 1984, which elevates the Syariah Advisory Council to the position as the sole authority on Syariah matters. To further strengthen the Syariah and legal infrastructure, the Guidelines on the Governance of Syariah Committee for Islamic institutions were issued in 2004 to streamline the functions and duties of Syariah Committee of Takaful operators and strengthened their independence.

        Although the Takaful operator is also governed by the same regulator (BNM), the industry is regulated slightly differently from the insurance companies. The differences relate in the main to matters where the regulators still find the Takaful Operators not ready. For example, the regulator is working towards a 'launch and file' approach for the insurers, but they still have reservations on providing the same for the Takaful Operators in light of the nature of the business, (i.e. Shariah compliant) and the maturity of the industry. The risk-based capital framework that has been implemented for insurers will also not be implemented yet for the same reasons. In other areas regulation is similar to the insurance industry.

        The regulators acknowledge that comprehensive regulatory and supervisory frameworks need to be developed to support the sound expansion of the Takaful industry. The regulators are taking steps to, among other things: (i) review the Takaful Act 1984 and subsidiary legislation to address existing inadequacies of the acts; (ii) progressively increase the statutory minimum paid up capital for Takaful operators, (iii) introduce accounting standards for Takaful businesses and draft model accounts for Takaful operators and (iv) monitor and refine further code of ethics and standard market practices for Takaful operators.

Thailand—Prudential Life Assurance (Thailand) Public Company Limited

        In Thailand, the insurance business is regulated and supervised by the Office of Insurance Commission ("OIC"). The OIC came about as a result of the September 2007 statutory transformation of the Department of Insurance of the Ministry of Commerce. The OIC is now the independent regulatory organization handling day-to-day insurance business affairs and reporting to the Ministry of Finance. The Secretary General of the OIC holds the statutory appointment of Insurance Registrar.

        The Insurance Commission Act B.E.2550 (2007) embodies the Insurance Commission, the principal decision-marker for the insurance business. The Insurance Commission consists of a 13 member Board, chaired by the Permanent Secretary of Finance and includes the Permanent Secretary of Commerce, the Secretary General of the Consumer Protection Board, the Governor of the Bank of Thailand and the Secretary General of the Securities and Exchange Commission as ex-officio commissioners. The other six to eight Commissioners are selected from experts in the fields of law, accountancy, business administration, finance, economics and insurance.

        The insurance business is governed by the Life Insurance Act B.E. 2535 (1992) as amended by the Life Insurance Act (No.2) B.E. 2551 (2008). As well as governing the operations of the Life business, this Act regulates funds, investments, insurance policies and imposes a variety of statutory requirements. The OIC has the power to manage and supervise insurance companies, protect insured persons and the general public, implement policies with respect to Life Insurance Funds, and regulate the professional conduct, qualifications and licensing of insurance brokers, agents and actuaries.

        In the private sector, the Thai Life Assurance Association ("TLAA") plays an active development role for its membership and supports the insurance business as its representative body.

Philippines—Pru Life Insurance Corporation of UK

        The Insurance Code of the Philippines gives the power to supervise and regulate the operations and business of insurance companies and their representatives to the Insurance Commission (the "IC"). The IC is a government agency under the Department of Finance, and is headed by the Insurance Commissioner. The IC is a part of the Anti-Money Laundering Council (the "AMLC") together with the BSP (Banko Sentral ng Pilipinas and the SEC (Securities and Exchange Commission).

        The mandate of the IC is to regulate and supervise the insurance industry in accordance with the provisions of the Insurance Code in order to ensure that adequate insurance protection is available to the public at a fair and reasonable cost and to ensure the financial stability of the insurance industry so that all legitimate claims of the insuring public are met promptly and equitably. The objectives of the IC are to promote growth and financial stability of insurance companies, to develop professionalism in the insurance services industry to develop insurance consciousness among the general populace, to establish a sound national insurance market, and to safeguard the rights and interest of the insured people.

        The IC issues licenses to insurance companies, agents, general agents, resident agents, underwriters, brokers, adjusters and actuaries. It also has the authority to suspend or revoke such licenses.

        The Insurance Code, as amended, empowers the IC to adjudicate insurance claims and complaints involving any loss, damage or liability where the amount involved does not exceed Php 100,000.00 for any single claim. Decisions or orders of the IC may be appealed to the Court of Appeals. Moreover, informal and administrative complaints against malpractices by insurance companies or agents may also be filed with the IC. The IC is available to render assistance in settling any controversy between an insurance company and a policyholder relating to insurance.

Others

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

Hong Kong

        Prudential Asset Management (Hong Kong) Limited ("PAMHK"), incorporated in Hong Kong, is ultimately a wholly owned subsidiary of Prudential plc. PAMHK is licensed with the Hong Kong Securities and Futures Commission ("HKSFC"), a Hong Kong regulator and is authorized to carry out Type 1 (Dealing in Securities), Type 4 (Advising on Securities) and Type 9 (Asset Management) regulated activities in Hong Kong.

        PAMHK is registered with China Securities Regulatory Commission ("CSRC") as a QFII (Qualified Foreign Institutional Investors) license holder.

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

        The Securities and Futures Ordinance ("SFO") and other subsidiary legislation comprise the laws in Hong Kong relating to financial services which govern the fund management companies. HKSFC is the statutory body responsible for the administration of this Ordinance and these related subsidiary legislations and rules.

Japan

        PCA Asset Management Limited ("PCA AM") is registered with the Financial Services Agency to provide (a) second financial instrument business, (b) investment management business, (c) investment advisory & agency business and (d) ancillary business under the Financial Instruments & Exchange Law ("FIEL") which became effective as of September 30, 2007.

        Under the registration of the second financial instrument business, PCA AM concentrates on explanation of the products to investors without solicitation while maintaining no account as the Business of Particulars is limited to just explanation. The investment advisory & agency business is limited to the investment advisory business excluding agency business.

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

        PCA Securities Investment Trust Co., Ltd is registered as a SITE with the FSC. It is compulsory that all SITEs are members of the self-regulatory organization ("SRO") in Taiwan—Securities Investment Trust and Consulting Association ("SITCA"). SITE and SICE may not commence business without being admitted as members of the Association.

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

India

        ICICI Prudential Asset Management Company Limited ("the AMC"), a joint venture between Prudential plc and ICICI Bank Ltd., is approved by Securities and Exchange Board of India ('SEBI') under SEBI (Mutual Funds) Regulations, 1996 to act as Investment Manager of ICICI Prudential Mutual Fund (the Fund). The Fund was set up as a Trust sponsored by Prudential plc (through its wholly owned subsidiary namely Prudential Corporation Holdings Ltd) and ICICI Bank Ltd. ICICI Prudential Trust Limited (the Trust Company), a company incorporated under the Companies Act, 1956, is the Trustee to the Fund.

        Mutual funds in India are regulated by the guidelines and statutes promulgated under the SEBI (Mutual Funds) Regulations, 1996, the Indian Trusts Act, 1882 and relevant provisions of the Companies Act 1956.

        As specified by the Indian Trusts Act 1882 and reiterated by the SEBI regulations, all mutual funds are required to be in the form of trusts. The trustee functions are carried out by separately established trust companies or boards of trustees. In all cases, the trust deed must be approved by SEBI.

        The AMC has obtained registration from SEBI to act as a Portfolio Manager under SEBI (Portfolio Managers) Regulations 1993.

        Also, SEBI via its letter dated May 31, 2005 conveyed it had no objection to the AMC undertaking Advisory Services to Offshore Funds. The AMC has commenced the provision of Advisory Services.

        The AMC also received a mandate from the Central Board of Trustees, Employees Provident Fund Organisation to act as a Portfolio Manager for the Funds of Employees Provident Fund, Staff Provident Fund and Pension and Gratuity Fund.

Singapore

        Prudential Asset Management (Singapore) Limited ("PAMS"), an indirect wholly owned subsidiary of Prudential plc, holds a Capital Markets Services ("CMS") license, to conduct the regulated activities of fund management and dealing in securities, issued by the Singapore MAS under the Securities and Futures Act, Cap 289. The MAS' supervisory approach has evolved over the years and is now more risk-focused and disclosure-based than it was previously.

        PAMS is also registered with the CPF Board, Singapore, to offer unit trusts included under the CPF Investment Scheme ("CPFIS"). In addition, PAMS is registered with the SEC under the Investment Advisers Act; the Korean FSC, as a Cross-border Investment Advisory under Capital Market Consolidation Act,; and the Securities and Exchange Board of Indian SEBI under the SEBI (Foreign Institutional Investors) Regulations, 1995.

Malaysia

        Prudential Fund Management Berhad ("PFMB") is part of Prudential plc (United Kingdom). PFMB was incorporated in November 2000 and is a wholly owned subsidiary of a Malaysian resident holding company, which is in turn a subsidiary of the Prudential group of companies.

        PFMB is regulated by the Securities Commission (the "SC"), which supervises the establishment of unit trust funds and asset management products.

        The SC's Guidelines on Unit Trust Funds stipulates the rules and requirements to be adhered by any person intending to establish a unit trust fund in Malaysia and issue, offer or invite any person to subscribe or purchase units of the unit trust fund. Whilst the rules are principles based, the SC encourages a disclosure based regime. This provides a healthy environment in promoting unit trust funds and capital markets.

Dubai

        Prudential Asset Management Limited ("PAMD") was incorporated in the Dubai International Financial Centre ("DIFC") in September 2006. PAMD is an indirect wholly owned subsidiary of Prudential plc.

        PAMD is regulated by the Dubai Financial Services Authority ("DFSA"), which is the independent regulator for the DIFC. PAMD holds a license for Dealing in Investments as Agent, Managing Assets, Arranging Credit or Deals in Investments, Advising on Financial Products or Credit, Arranging Custody, Operating a Collective Investment Fund, Providing Fund Administration and Operating an Islamic Window and a retail endorsement.

        The supervisory approach of DFSA, is to a large extent, risk-based.

        With effect from 1 July 2008, DFSA has allowed retail access in the DIFC. Accordingly, an application was submitted to the DFSA for retail endorsement on the license of PAMD. DFSA granted the endorsement to PAMD's license to carry on authorized Financial Services with or for Retail Clients with effect from July 23, 2008. Hence PAMD is no longer restricted to dealing with Wholesale clients only.

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

        Prudential Vietnam Assurance Private Limited is the sole owner of PVN FMC.

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

        Prudential Corporation Asia is the leading European-based life insurer in Asia in terms of market coverage and the number of top five market positions. The Company has life insurance and asset management operations in 13 markets covering China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, the Philippines, Singapore, Taiwan, Thailand, Vietnam and the United Arab Emirates. On February, 20, 2009, Prudential announced it had entered into an agreement, subject to regulatory approval, to transfer the assets and liabilities of its agency distribution business and its agency force in Taiwan to China Life Insurance Company Ltd of Taiwan. Further details are set out in note I10 to the consolidated financial statements.

        Jackson provides retirement savings and income solutions in the mass and mass-affluent segments of the US market, primarily to retirees and those nearing retirement.

        Prudential UK insurance operations is a leading provider of retirement savings and income solutions and life assurance in the UK and believes it has a unique combination of competitive advantages, including its significant longevity experience, multi-asset management capabilities and its brand and financial strength. Prudential provides a range of financial products and services, including annuities, corporate pensions, with-profits and unit-linked bonds, savings and investment products, protection, equity release and health insurance products.

        M&G is Prudential's UK and European fund management business and has £141 billion of assets under management as at December 31, 2008, of which £94 billion relates to Prudential's long-term business funds. M&G aims to maximize profitable growth by operating in markets where it has leading positions and competitive advantages, including the markets for retail fund management, institutional fixed income, pooled life and pension funds, property and private finance.

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

General Economic and Market Conditions

        Prudential believes that as demographic and welfare trends worldwide continue to reinforce the need for personal savings to provide income in retirement, and as the 'baby-boomer' generation in the Western world makes the transition from employment into retirement, its strong presence, assets and capabilities in the sector will position it to capture a disproportionate share of this growing profit pool over the coming years.

        In all Prudential's operations, its aim is to have a suite of products that delivers good value and meets customers' needs without being unduly capital intensive or leaving the Group overly exposed to the economic cycle. The need to fund retirement savings and provide for income in retirement is not going to go away—and this makes revenue streams highly resilient, even though at different points in the cycle customers may prefer to achieve their goals through different products and investment options.

        The events of 2008 have put the balance sheets and capital positions of all insurance companies under close scrutiny. Few anticipated the depth of the banking crisis or the speed of onset of recession in the western economies.

        Despite the downturn, the capital position of the Prudential Group remained strong in 2008, in the face of a testing combination of highly volatile and declining equity markets, falling interest rates, widening spreads on corporate bonds, and rapidly deteriorating credit conditions. The Group's defensive stance on credit exposure in particular served it well—as did the comprehensive equity hedging strategies that had been put in place in the US to protect against product guarantees.

        Given the crisis in the global banking industry in 2008, it is worth restating the fundamental differences between life insurers and banks—a distinction that extends to the two industries' business models, capital ratios and regulatory needs. Insurers do not borrow short and lend long, do not give out credit, are structurally long in terms of liquidity, and are much better able to hold assets to maturity without risk of forced selling at depressed prices.

        Particular features for the Group's geographic areas of operations are shown below:

Asia

        Like the West, Asia has rapidly ageing populations and a growing need for financial advice and products to help people save for retirement, secure an income during retirement and protect their financial well being throughout life.

        Asian markets did feel the impact of the global financial turmoil in mid-2008, and the region's economic performance has undoubtedly suffered as a consequence of the downturn in Western markets for its goods. Nevertheless, Asia was the only region worldwide to record high single-digit economic growth in 2008. Going forward, Prudential believes that Asia's fundamentals of continued economic growth, increasing mass affluence and shifting demographics will continue to be powerful drives of profitable growth in the future.

        Overall Prudential believes that its strategy, and the consistency with which it executes it, are the core factors that differentiates it from its peers.

        In Asia, the Group continued to benefit in 2008 from its focus on regular premium products, as sales of single premium products suffered amid the market dislocation experienced in the second half of the year. In addition, the breadth of offering enabled the Group to refocus its energies on higher-margin health and protection products, and also on with-profits for the more cautious investor.

        Although market conditions have not been conducive to major new initiatives in the retirement space during 2008, Prudential continues to develop and launch new retirement orientated products.

US

        The United States is the world's largest retirement savings market, and is continuing to grow rapidly. As 78 million baby boomers (Source: US Census Bureau) reach retirement age, their retirement assets are expected to shift from asset accumulation to income distribution. There are already $2 trillion of assets generating retirement income in the US—and this amount is forecast to rise to some $7.3 trillion by 2029 (Source: Tiburon Strategic Advisors).

        During 2008, the US financial services industry faced an unprecedented array of challenges: the S&P 500 index fell by 38.5 per cent (compared to a 3.5 per cent increase in 2007); governmental interest rates fell to historic lows; and global markets experienced a significant increase in volatility, particularly during the last four months of the year. In addition, credit markets seized and global credit spreads widened to historic levels. As a result of these conditions, many financial service businesses sought to raise new capital in order to maintain their solvency.

        These factors caused uncertainty in the market, as consumers and producers tried to anticipate future equity movements and questioned the financial stability of product providers. At the same time, however, increasing credit spreads and falling equity markets created favorable market conditions for the sale of fixed annuities. These developments provided a competitive advantage to companies able to participate in both the variable and fixed annuity spaces.

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

UK

        In 2008, Prudential UK performed strongly against a challenging background of volatile capital and equity markets, a declining housing market, and widespread economic uncertainty. In this environment and with ABI data showing a market decline in retail insurance sales of 10 per cent during the year, the achievement of Prudential UK in growing retail sales by 10 per cent was a particularly strong performance.

        The UK is characterized by an ageing population and the concentration of wealth in the mass affluent and high net worth sectors—a combination that positions the retirement and near-retirement segment as the fastest-growing in the marketplace. Low savings rates and high levels of consumer debt, coupled with an increasing shift in responsibility for providing retirement income away from Government and employers towards individuals, have resulted in individuals in the UK being inadequately provided for during increasingly long periods of retirement.

        Prudential UK has a unique combination of competitive advantages, including its longevity experience, multi-asset investment capabilities, brand and financial strength. These, it believes, puts it in a strong position to pursue a value driven strategy that generates attractive returns across its Retail and Wholesale businesses.

        Prudential UK has a significant pipeline of internal vestings annuity business from maturing individual and corporate pension policies, which is expected to remain at least at the current level until 2025. It is the largest annuity provider in the UK market, with approximately 1.5 million annuities in payment. Looking forward, the UK annuities market is expected to grow in the near term, and Prudential expects to maintain a significant share of this market.

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

        The critical accounting policies in respect of the items discussed below are critical for the Group's results insofar as they relate to the Group's shareholder financed business. In particular, this applies for Jackson, which is the largest shareholder-backed business in the Group. The policies are not critical in respect of the Group's with-profits business. Accordingly, explanation is provided in this section as to why the distinction between with-profits business and shareholder-backed business is relevant.

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

Investments

Determining the fair value of financial investments where the markets are not active

        The Group holds certain financial investments for which the markets are not active. These include financial investments which are not quoted on active markets and financial investments for which markets are no longer active as a result of market conditions e.g. market illiquidity. When the markets are not active, there is generally no or limited observable market data for the financial investments. The determination of whether an active market exists for a financial investment requires management's judgment.

        If the market for a financial investment of the Group is not active, the fair value is determined in full or in part by using valuation techniques. The Group establishes fair value for these financial investments by using quotations from independent third-parties, such as brokers or pricing services or by using internally developed pricing models. Priority is given to publicly available prices from independent sources, when available, but overall, the source of pricing and/or the valuation technique is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The valuation techniques include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments.

        The fair values of financial investments, net of derivative liabilities, valued using a valuation technique either internally by the Group or by independent third-parties at December 31, 2008 was £40,252 million (2007: £33,822 million). Of these amounts, financial investments net of derivative liabilities with a fair value of £24,833 million (2007: £19,748 million) were held by the US operations. Financial investments valued using valuation techniques held by UK operations were £15,399 million

(2007: £14,139 million) and of this amount £14,695 million (2007: £13,580 million) related to securities held by with-profits operations and £704 million (2007: £559 million) related to securities held by the UK shareholder-backed business.

        The majority of the financial investments valued using valuation techniques were debt securities. The debt securities include private debt securities such as private placements, project finance, asset securitizations and local authority securities. The securities are mainly long-dated and not regularly traded and are valued internally using market standard practices. The majority of the debt securities are valued using matrix pricing, which is based on assessing credit quality of the underlying borrower to derive a suitable discount rate relative to government securities. Under matrix pricing, the debt securities are priced by taking the credit spreads on comparable quoted public debt securities and applied to the equivalent debt instruments factoring a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

        Debt securities valued using valuation techniques held for UK insurance operations were £13,026 million (2007: £11,149 million) and of this amount £12,341 million (2007: £10,640 million) related to securities held by with-profits operations and £685 million (2007: £509 million) related to securities held by the UK shareholder-backed business.

        Of the debt securities valued using valuation techniques held by the UK with-profits fund of £12,341 million at December 31, 2008 (2007: £10,640 million), £8,647 million (2007: £7,638 million) have been priced by independent third parties and £3,694 million (2007: £3,002 million) determined using internal valuation techniques.

        The debt securities held by the UK with-profits fund at December 31, 2008 of £12,341 million included US securities managed by PPM America with a value of £8,773 million. This amount comprised £8,738 million in respect of securities for which the fair value had been measured using valuation techniques for which all inputs significant to the measurement were based on observable market data. This categorization corresponds to "Level 2" assets under proposed amendments to IAS 39. £35 million was in respect of securities for which the fair value has been measured using valuation techniques for any input significant to the measurement was not based on observable market data i.e. "Level 3" securities.

        For the UK operations, in accordance with the Group's Risk Management Framework, all internally generated calculations are subject to independent assessment by the Group's Fair Value Committees which comprise members who are independent of the fund managers involved in the day-to-day trading in these assets.

        Of the debt securities valued using valuation techniques of £37,319 million (2007: £30,145 million) at December 31, 2008, debt securities with a fair value of £24,246 million (2007: £18,996 million) were held by the US insurance operations. The £24,246 million value at December 31, 2008 comprised "Level 2" and "Level 3" securities with values of £20,564 million and £3,681 million, respectively. Typical inputs used in pricing these debt securities include, but are not limited to, reported trades, benchmark yields, credit spreads, liquidity premiums, and/or estimated cash flows based on default and prepayment assumptions.

        The majority of the debt securities of the US insurance operations are priced by independent pricing services and included as "Level 2" securities. As a result of typical trading volumes and the lack of quoted market prices for most debt securities, independent pricing services will normally derive the security prices through recently reported trades for identical or similar securities, making adjustments through the reporting date based upon available market observable information. If there are no reported trades, the independent pricing services and brokers may use matrix or pricing model processes to develop a security price where future cash flow expectations are developed based upon collateral performance and discounted at relevant market rates.

        Debt securities of US insurance operations valued using internally derived valuation techniques in 2008 include certain asset-backed securities which had previously been valued using prices provided by a pricing service or brokers in the context of active markets. The current market dislocations have caused a reassessment of the valuation process for these asset-backed securities. In particular, beginning at the end of the third quarter of 2008, the external prices obtained for certain asset-backed securities were deemed to be inappropriate in the current market conditions. For the valuations at December 31, 2008, the US operations therefore utilized internal valuation models, provided by PPM America, to derive fair values for all non-agency residential mortgage-backed securities and asset-backed securities and certain commercial mortgage-backed securities. Details of these asset-backed securities are provided in notes B4 and D3 to the consolidated financial statements. The techniques used by PPM America include cash flow models based on spreads and, when available, market indices. The models used begin with current spread levels of similarly-rated securities to determine the market discount rate for the security. Additional risk premiums for illiquidity and non-performance are incorporated, if warranted, and included in the discount rate. Cash flows, as estimated by PPM America using issuer-specific default statistics and prepayment assumptions, are discounted to determine an estimated fair value. The use of internal valuation models has resulted in a fair value of these securities that was higher than those provided from pricing services and brokers of £760 million on a total amortized cost of £3.5 billion.

        The equity securities and other investments which included property and other partnerships in investment pools, venture investments and derivative assets and derivative liabilities are valued using valuation techniques which apply less readily observable market factors and more non-observable factors than the matrix pricing technique as used for the majority of the debt securities.

        The total amount of the change in fair value estimation using valuation techniques, including valuation techniques based on assumptions not wholly supported by observable market prices or rates, recognized in the income statement in 2008 was a gain of £355 million (2007: gain of £288 million) for the with-profits fund investments. The gain in 2008 reflects an underlying loss which was more than offset by the exchange gains of the foreign currency denominated investments of the with-profits fund. Changes in values of assets of the with-profits funds are reflected in policyholder liabilities and unallocated surplus. Due to the liability accounting treatment of unallocated surplus, changes in values of securities held by with-profits funds have no direct effect on the profit or loss attributable to shareholders or shareholders' equity.

        The total amount of the change in fair value estimation using valuation techniques, including those based on assumptions not wholly supported by observable market prices or rates, recognized in the income statement in 2008 and which was attributable to shareholders, was a loss of £685 million (2007: gain of £116 million).

Determining impairments relating to financial assets

Available-for-sale securities

1.    Information regarding the 2008 and 2007 results

        Financial investments carried on an available-for-sale basis are represented by Jackson's and debt securities portfolio. The consideration of evidence of impairment requires management's judgment. In making this determination the factors considered include, for example, whether the decline is substantial, the ability and intent to retain the investment long enough to allow for an estimated full recovery in value, the duration and extent to which the amortized cost exceeds fair value, the financial condition and prospects of the issuer, or any other objectively observable conditions that indicate that the investment may be impaired. For Jackson's residential mortgage-backed securities, the model used to analyze cash flows, begins with the current delinquency experience of the underlying collateral pool for the structure, by applying assumptions about how much of the currently delinquent loans will eventually default, and multiplying this by an assumed loss severity. Additional factors are applied to anticipate ageing effect. After applying a cash flow simulation an indication is obtained as to whether or not the security has suffered a principal payment shortfall. If a shortfall applies an impairment charge is generally recorded.

        Unrealized losses that are considered to be primarily the result of market conditions, such as increasing interest rate movements, unusual market volatility, or industry-related events, and where the Group also believes there is a reasonable expectation for recovery and, furthermore, it has the intent and ability to hold the investment until maturity or the market recovers, are usually determined to be temporary. Prudential's review of fair value involves several criteria including economic conditions, credit loss experience, other issuer-specific developments and future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial statements, unrealized losses currently in equity may be recognized in the income statement in future periods. See "—Investments—Determining the fair value of financial investments where the markets are not active".

        In 2008 impairment losses recognized on available-for-sale securities amounted to £497 million (2007: £35 million). Of this amount, 8 per cent (2007: 14 per cent) has been recorded on structured asset-backed securities, primarily due to reduced cash flow expectations on such securities that are collateralized by diversified pools of primarily below investment grade securities. 27 per cent (2007: 57 per cent) of the losses related to the impairment of fixed maturity securities of the top five individual corporate issuers, reflecting a deteriorating business outlook of the companies concerned.

        In 2008, the Group realized gross losses on sales of available-for-sale securities of £184 million (2007: £86 million). 55 per cent (2007: 46 per cent) of these losses related to the disposal of fixed maturity securities of six (2007: six) individual issuers, which were disposed of to rebalance the portfolio in the US operations in response to the unstable mortgage lending market in the US.

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

        The unrealized losses in the US insurance operations balance sheet on unimpaired fixed maturity securities classified as available-for-sale under IFRS were (£3,178) million at December 31, 2008 (2007: £(439) million). This reflects assets with fair market value and book value of £17,422 million and £20,600 million respectively.

        The following table shows the fair value of the debt securities in a gross unrealized loss position for various percentages of book value and by maturity of security at December, 31, 2008:

	2008		2007
Fair value of securities as a percentage of book value	Fair value	Unrealized loss	Fair value	Unrealized loss
	£m	£m	£m	£m
Between 90% and 100%	8,757	(431)	9,370	(274)
Between 80% and 90%	4,581	(809)	784	(122)
Below 80%	4,084	(1,938)	137	(43)

	17,422	(3,178)	10,291	(439)

By maturity of security	2008 Unrealized loss	2007 Unrealized loss
	£m	£m
Less than 1 year	(21)	(1)
1 to 5 years	(537)	(54)
5 to 10 years	(1,236)	(164)
More than 10 years	(395)	(60)
Mortgage-backed securities	(989)	(160)

Total	(3,178)	(439)

        As shown in the table above, £1,938 million of the £3,178 million of gross unrealized losses at December, 31, 2008 related to securities whose fair value were below 80 per cent of the book value. The analysis of the £1,938 million, by category of debt securities and by age analysis indicating the length of time for which their fair value was below 80 per cent of the book value, are as follows:

	2008		2007
Category analysis	Fair value	Unrealized loss	Fair value	Unrealized loss
	£m	£m	£m	£m
Residential Mortgage-backed Securities
Prime	287	(115)	2	(1)
Alt-A	144	(127)	27	(10)
Sub-prime	48	(39)	—	—

	479	(281)	29	(11)
Commercial Mortgage-backed Securities	198	(86)	4	(1)
Other asset-backed securities	811	(375)	4	(1)

Total structured securities	1,488	(742)	37	(13)
Corporates	2,596	(1,196)	100	(30)

Total	4,084	(1,938)	137	(43)

	2008		2007
Age analysis	Fair value	Unrealized loss	Fair value	Unrealized loss
	£m	£m	£m	£m
Less than 3 months	3,118	(1,364)	137	(43)
3 months to 6 months	696	(403)
More than 6 months	270	(171)

	4,084	(1,938)	137	(43)

        The following table shows the aged analysis for all the unrealized losses in the portfolio by reference to the length of time the securities have been in an unrealized loss position at December 31, 2008 and 2007:

	2008			2007
Aged analysis of unrealized losses for the periods indicated	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total
	£m	£m	£m	£m	£m	£m
Less than 6 months	(108)	(362)	(470)	(9)	(58)	(67)
6 months to 1 year	(125)	(1,164)	(1,289)	(21)	(115)	(136)
1 year to 2 years	(154)	(622)	(776)	(2)	(21)	(23)
2 years to 3 years	(15)	(91)	(106)	(34)	(140)	(174)
3 years to 4 years	(56)	(418)	(474)	(1)	(8)	(9)
4 years to 5 years	(5)	(31)	(36)	—	(27)	(27)
5 years to 6 years	—	(27)	(27)	—	—	—
6 years to 7 years	—	—	—	(1)	(2)	(3)

	(463)	(2,715)	(3,178)	(68)	(371)	(439)

        Included within the table above are amounts relating to sub-prime and Alt-A securities of:

	2008		2007
Fair value of securities as a percentage of book value	Fair value	Unrealized loss	Fair value	Unrealized loss
	£m	£m	£m	£m
Between 90% and 100%	479	(27)	572	(24)
Between 80% and 90%	120	(19)	132	(22)
Below 80%	192	(166)	28	(10)

	791	(212)	732	(56)

        Sub-prime and Alt-A securities with unrealized losses of £91 million (2007: £37 million) in the balance sheet at December 31, 2008 have been in an unrealized loss position for less than one year with the remaining securities with unrealized losses of £121 million (2007: £19 million) being in an unrealized loss position for more than one year.

2.    Information regarding the position as at March 31, 2009

        On May 14, 2009, Prudential published its first quarter 2009 Interim Management Statement with the UK Listing Authority. In light of the unusual prevailing credit market conditions, market participants' potential focus on Jackson's available-for-sale securities, and the changes to the value of such securities since December 31, 2008, this statement included details on the financial position as at March 31, 2009 as follows:

Defaults, losses from sales of impaired and deteriorating bonds and write-downs for non-linked shareholder backed business

        In general, the debt securities of Jackson are purchased with the intention and the ability to hold them for the longer-term.

        The majority of Jackson's debt securities are classified as available-for-sale under IAS 39. Under this classification realized losses from defaults, sales of impaired and deteriorating bonds and write-downs are recorded in the income statement. Changes in unrealized appreciation and depreciation are recorded as a movement directly in shareholders' equity.

        Jackson continues to review its investments on a case-by-case basis to determine whether any decline in fair value represents an other-than-temporary impairment and therefore requiring an accounting write-down. IFRS requires available-for-sale debt securities which are impaired to be written down to fair value through the profit and loss account.

        The defaults, losses on sales of impaired and deteriorating bonds (net of recoveries) and write-downs for the three months to March 31, 2009 were as follows:

	Defaults	Bond write downs	Losses on sales of impaired and deteriorating bonds (net of recoveries)
	£m	£m	£m
Corporate debt securities	—	82	17
Residential mortgage backed securities
Prime	—	58	—
Alt-A	—	6	—
Sub-prime	—	6	—
Other	—	—	(2)

	—	152	15

Debt securities in an unrealized loss position

        For Jackson's securities classified as available-for-sale under IAS 39, at March 31, 2009 there was a net unrealized loss position of £3,225 million. This amount comprised £236 million of gross unrealized gains and £3,461 million of gross unrealized losses on individual securities. Under IFRS unrealized losses are only applicable for securities which have not been impaired during the period. Securities impaired during the period are written down to fair value through the profit and loss in full. The table above shows the element of write downs in 2009. Included within the gross unrealized losses is £2,290 million for securities which are valued at less than 80 per cent of book value, of which 77 per cent have been at this level for less than six months.

        IFRS requires securities to be carried at fair value, being the amount for which the security would be exchanged between knowledgeable, willing parties in an arm's length transaction. The best evidence of fair value is quoted prices in an active market, but if the market is not active then a valuation technique is used to establish fair value.

        Due to market illiquidity resulting from markets not being active, Jackson have since the third quarter 2008 valued certain structured securities using valuation techniques in accordance with IAS39. The techniques include discounted cash flow models and, where available, reflect the use of observable market data and other factors that are likely to affect the fair value of the securities. At March 31, 2009, for those securities where the use of internal valuation models is appropriate the determined value was £410 million higher than those provided from pricing services and brokers. At December 31, 2008 the equivalent amount for the relevant securities at that date was £760 million. The reduction primarily reflects an increased level of liquidity in certain sectors of the asset backed securities portfolio, which has enabled the use of external prices to be applied as the most appropriate measure of fair value.

(a)
Movements in the values for the three months to March 31, 2009:

        Movements in the values of available-for-sale securities for the three months to March 31, 2009 are included in the table shown below:

		Changes reflected directly in shareholders' equity
	March 31, 2009	Movement in Quarter 1	Foreign exchange translation*	Quarter 1 including foreign exchange	December 31, 2008
	£m	£m	£m	£m	£m
Assets fair valued at below book value
Book value	18,808	(1,855)	63	(1,792)	20,600
Unrealized loss	(3,461)	(272)	(11)	(283)	(3,178)

Fair value (as included in balance sheet)	15,347	(2,127)	52	(2,075)	17,422

Assets fair valued at or above book value
Book value	7.715	1,399	20	1,419	6,296
Unrealized gain	236	(46)	1	(45)	281

Fair value (as included in balance sheet)	7,951	1,353	21	1,374	6,577

Total
Book value	26,523	(456)	83	(373)	26,896
Net unrealized (loss) gain	(3,225)	(318)	(10)	(328)	(2,897)

Fair value (as included in balance sheet)*	23,298	(774)	73	(701)	23,999

(b)
Fair value of securities in an unrealized loss position as a percentage of book value

(i)
Fair value of securities as a percentage of book value

          The unrealized losses in the Jackson balance sheet on unimpaired securities at March 31, 2009 were £3,461 million (December 31, 2008: £3,178 million) relating to assets with fair market value and book value of £15,347 million (December 31, 2008: £17,422 million) and £18,808 million (December 31, 2008: £20,600 million) respectively.

          The following table shows the fair value of the securities in a gross unrealized loss position for various percentages of book value :

	Fair value	Unrealized loss	Fair value	Unrealized loss
	March 31, 2009	March 31, 2009	December 31, 2008	December 31, 2008
	£m	£m	£m	£m
Between 90% and 100%	7,433	(424)	8,757	(431)
Between 80% and 90%	3,953	(747)	4,581	(809)
Below 80%	3,961	(2,290)	4,084	(1,938)

	15,347	(3,461)	17,422	(3,178)

  (ii)
  Fair value of sub-prime and Alt-A securities as a percentage of book value

          Included within the table above are amounts relating to sub-prime and Alt-A securities in a gross unrealized loss position for various percentages of book value of:

	Fair value	Unrealized loss	Fair value	Unrealized loss
	March 31, 2009	March 31, 2009	December 31, 2008	December 31, 2008
	£m	£m	£m	£m
Between 90% and 100%	199	(9)	479	(27)
Between 80% and 90%	90	(15)	120	(19)
Below 80%	356	(308)	192	(166)

	645	(332)	791	(212)

(c)
Securities whose fair value were below 80 per cent of the book value

        As shown in the table above, £2,290 million (December 31, 2008: £1,938 million) of the £3,461 million (December 31, 2008: £3,178 million) of gross unrealized losses at March 31, 2009 related to securities whose fair value were below 80 per cent of the book value. The age analysis for this £2,290 million (December 31, 2008: £1,938 million), indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	Fair value	Unrealized loss	Fair value	Unrealized loss
	March 31, 2009	March 31, 2009	December 31, 2008	December 31, 2008
	£m	£m	£m	£m
Less than 3 months	1,439	(743)	3,118	(1,364)
3 months to 6 months	1,877	(1,027)	696	(403)
More than 6 months	645	(520)	270	(171)

	3,961	(2,290)	4,084	(1,938)

        For securities valued at less than 80 per cent of book value, 83 per cent were investment grade. The analysis by category of debt securities whose fair value were below 80 per cent of the book value is as follows:

	Fair value	Unrealized loss	Fair value	Unrealized loss
	March 31, 2009	March 31, 2009	December 31, 2008	December 31, 2008
	£m	£m	£m	£m
RMBS
Prime	178	(159)	287	(115)
Alt-A	277	(246)	144	(127)
Sub-prime	80	(62)	48	(39)

	535	(467)	479	(281)
Commercial mortgage backed securities	813	(437)	811	(375)
Other asset backed securities	162	(187)	198	(86)

Total structured securities	1,510	(1,091)	1,488	(742)
Corporates	2,451	(1,199)	2,596	(1,196)

	3,961	(2,290)	4,084	(1,938)

*
Balance sheet items for Jackson National Life have been translated at the closing rate for the period, being $1.43 at March 31, 2009. Jackson National Life income statement movements have been translated at the average exchange rate for the period, being $1.43 for three months to March 31, 2009.

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

        Changes in estimates of credit risk in any reporting period could result in a change in the allowance for losses on the loans and advances.

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

        The basis of determining liabilities for the Group's with-profits business has little or no effect on the results attributable to shareholders. This is because movements on liabilities of the with-profits funds are absorbed by the unallocated surplus. The unallocated surplus represents the excess of assets over liabilities that have yet to be appropriated between policyholders and shareholders. Except through indirect effects, or in remote circumstances as described below, changes to liability assumptions are therefore reflected in the carrying value of the unallocated surplus, which is accounted for as a liability, rather than shareholders' equity.

        A detailed explanation of the basis of liability measurement is contained in note D2(g)(ii) to the consolidated financial statements. Key elements of the value placed on the liabilities are that:

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

        This lack of sensitivity reflects the with-profits fund structure, basis of distribution, and the application of previous GAAP to the unallocated surplus of with-profits funds as permitted by IFRS 4. Changes in liabilities of these contracts that are caused by altered estimates are absorbed by the unallocated surplus of the with-profits funds with no direct effect on shareholders' equity. The Company's obligations and more detail on such circumstances are described in note H14 to the consolidated financial statements.

(ii) Other contracts

        Contracts, other than those of with-profits funds, are written in shareholder-backed operations of the Group. The significant shareholder-backed product groupings and the factors that may significantly affect IFRS results due to experience against assumptions or changes of assumptions vary significantly between business units. For some types of business the effect of changes in assumptions may be significant, whilst for others, due to the nature of the product, assumption setting may be of less significance. The nature of the products and the significance of assumptions are discussed in notes D2, D3 and D4 to the consolidated financial statements. From the perspective of shareholder's results, the key sensitivities relate to assumptions for allowance for credit risk for UK annuity business and assumed future investment returns for the Taiwan life operation.

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

        Variable annuity contracts written by Jackson may provide for guaranteed minimum death, income, or withdrawal benefit features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate assumptions. For variable annuity business the key assumption is the expected long-term level of equity market returns which for 2008 and 2007 was 8.4 per cent per annum (net of fund management fees) determined using a mean reversion methodology. This rate reflects a long-term assumption applied from year to year that is appropriate in the context of 'grandfathered' US GAAP under IFRS 4 for accounting for Jackson's insurance assets and liabilities. Under the mean reversion methodology, projected returns over the next five years are flexed (subject to capping) so that, combined with the actual rates of return for the current and the previous two years the 8.4 per cent rate is maintained. The projected rates of return are capped at no more than 15 per cent for each of the next five years. Further details are explained in note D3(i) to the consolidated financial statements.

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

        The principal non-participating business in the Group's Asian operations, for which changes in estimates and assumptions are important from year to year, is the traditional whole-life business written in Taiwan. The premiums for the in-force business for these contracts have been set by the regulator at different points for the industry as a whole. Premium rates were set to give a guaranteed minimum sum assured on death and a guaranteed surrender value on early surrender based on prevailing interest rates at the time of policy issue. Premium rates also included an allowance for mortality and expenses. The required rates of guarantee have fallen over time as interest rates have reduced from a high of eight per cent to current levels of around 1.4 per cent. The current low bond rates in Taiwan gives rise to a negative spread against the majority of these policies. The current cash costs of funding in-force negative spread in Taiwan is around £50 million a year.

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

        The adequacy of the insurance contract liabilities is tested by reference to best estimates of expected investment returns on policy cash flows and reinvested income. The assumed earned rates are used to discount the future cash flows. The assumed earned rates consist of a long-term best estimate determined by consideration of long-term market conditions and rates assumed to be earned in the trending period. In determining the long-term estimate, external advice of expert macroeconomic consultants has been obtained. At December 31, 2008, it has been assumed that the longer-term bond rate of 5.5 per cent will be attained by December 31, 2018 (2007: 5.5 per cent by December 31, 2013)

        The liability adequacy test results are sensitive to the attainment of the trended rates during the trending period and the level of the projected long-term rate. Based on the current asset mix, margins in other contracts that are used in the assessment of the liability adequacy tests and currently assumed future rates of return, if interest rates were to remain at current levels in 2009 and 2010 and the target date for attainment of the long-term bond yield deferred to December 31, 2020, the premium reserve, net of deferred acquisition costs, would be sufficient. If interest rates were to remain at current levels beyond the end of 2009 with the date of the attainment of the long-term rate further delayed, the margin within the net GAAP reserve will reduce further.

        However, the need to write off deferred acquisition costs or increase the liabilities, and by how much, would be affected by the impact of new business written between December 31, 2008 and the future reporting dates to the extent that the business is taken into account as part of the liability adequacy testing calculations for the portfolio of contracts.

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

        At December 31, 2008, if the assumed long-term bond yield applied had been reduced by both 0.5 per cent and 1.0 per cent from 5.5 per cent and continued to apply the same progression period to December 31, 2018, by assuming bond yields increase from current levels in equal annual installments to the long-term rate, the premium reserve, net of deferred acquisition costs, would have been sufficient. An additional 0.5 per cent reduction in the assumed long-term rate from 4.5 per cent to 4.0 per cent would lead to a charge of some £150 million.

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

Deferred acquisition costs

        Significant costs are incurred in connection with acquiring new insurance business. Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic FSA regime, these costs, which very with, and are primarily related to, the production of new business, are capitalized and amortized against margins in future revenues on the related insurance policies. The recoverability of the asset is measured and the asset is deemed impaired if the projected future margins are less than the carrying value of the asset. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value of the deferred acquisition cost asset will be necessary.

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

        For variable annuity business, as described above, the key assumption is the expected long-term level of equity market returns, which for 2008 and 2007 was 8.4 per cent per annum determined using a mean reversion methodology.

Asian operations

        The key shareholder-backed Asian operation is the Taiwan life business. In 2008, a number of changes have been made to the basis of estimating the level of deferred acquisition costs, as described in note D4(i)(b) to the consolidated financial statements.

        The carrying value of the deferred acquisition costs of the Taiwan operation are potentially sensitive to changes in current assumed future interest rates as described above.

        There was no write-off of DAC made in 2008 or 2007.

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

        In the case of PSPS, movements in the apportionment of the surplus or deficit for PSPS between the WPSF and shareholders' funds in 2008 reflect the 70/30 ratio applied to the base deficit position as at December 31, 2005 but with service cost and contributions for ongoing service apportioned by reference to the cost allocation for activity of current employees.

        For SAPS the ratio is estimated to be 50/50 between the WPSF and shareholders' funds.

        On January 1, 2008, the Group adopted IFRIC 14 'IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction'. IFRIC 14 provides guidance on the recognition of IAS 19 surpluses in, and funding obligations for, defined benefit pension schemes. As a result of the adoption of this interpretation, in respect of the position at December 31, 2008, the Group did not recognize the underlying PSPS pension surplus of £728 million (£615 million net of deferred tax), reflecting the difference between the market value of the scheme assets and the discounted value of the liabilities, which would have otherwise been recognized as an asset on its balance sheet under the previous policy. In addition, the Group recognized a liability for deficit funding to April 5, 2010 of £65 million (£55 million net of deferred tax) in respect of PSPS. Of these, the amounts attributable to shareholders were £223 million (£160 million net of deferred tax) for the surplus not recognized as an asset and £20 million (£15 million net of deferred tax) for the additional liability for deficit funding. In total the impact on shareholders' equity at December 31, 2008 was a reduction of £175 million.

        The table below shows the sensitivity of the underlying PSPS, Scottish Amicable and M&G pension scheme liabilities at December 31, 2008, of £4,075 million, £398 million and £180 million respectively to changes in discount rates and inflation rates.

Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 6.1% to 5.9%	Increase scheme liabilities by:
		PSPS	3.3%
		Scottish Amicable	4.9%
		M&G	4.5%
Discount rate	Increase by 0.2% from 6.1% to 6.3%	Decrease scheme liabilities by:
		PSPS	3.1%
		Scottish Amicable	4.6%
		M&G	4.2%
Rate of inflation	Decrease by 0.2% from 3.0% to 2.8%	Decrease scheme liabilities by 1.3%
	with consequent reduction in salary	PSPS	0.8%
	increases	Scottish Amicable	4.5%
		M&G	3.8%

Deferred tax

        Deferred tax assets are recognized to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all the available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which the losses can be relieved. The UK taxation regime applies separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets. For the 2008 results and balance sheet position at December 31, 2008, the possible tax benefit of approximately £211 million (2007: £280 million), which may arise from capital losses valued at approximately £1 billion (2007: £1.4 billion), is sufficiently uncertain that it has not been recognized. In addition, a potential deferred tax asset of £678 million (2007: £112 million), which may arise from tax losses and other potential temporary differences totaling £2.2 billion (2007: £350 million), is sufficiently uncertain that it has not been recognized.

Goodwill

        Goodwill impairment testing requires the exercise of judgment by management as to prospective future cash flows. Further analysis is provided in note H1 to the consolidated financial statements.

Other features of IFRS accounting that are of particular significance to an understanding of Prudential's results

        The other features that are of significance relate to the timing of adoption of certain IFRS standards and their consequential impact upon the financial statements; the accounting for UK with-profits funds; and the presentation of certain items in the financial statements.

Insurance contract accounting

        With the exception of certain contracts described in note D1 to the consolidated financial statements, the Group's life assurance contracts are classified as insurance contracts and investment contracts with discretionary participating features. As permitted by IFRS 4, assets and liabilities of these contracts (see below) are accounted for under previously applied generally accepted financial principles ("GAAP"). Accordingly, except as described below, the modified statutory basis ("MSB") of reporting as set out in the revised Statement of Recommended Practice ("SORP") issued by the ABI in November 2003 has been applied.

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

        The usage of these bases of accounting has varying effects on the way in which product options and guarantees are measured. For UK regulated with-profits funds, options and guarantees are valued on a market consistent basis. The basis is described in note D2(g)(ii) to the consolidated financial statements. For other operations a market consistent basis is not applied under the accounting basis described in note A4. Details of the guarantees, basis of setting assumptions, and sensitivity to altered assumptions are described in notes D3 and D4 to the consolidated financial statements.

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

        In this regard, the issues surrounding the IAS 39 application are very similar to those considered by other US life insurers when the US financial reporting standards SFAS 133 was first applied for US GAAP reporting. Taking account of these considerations the Group has decided that, except for certain minor categories of derivatives, it is not appropriate to seek to achieve hedge accounting under IAS 39. As a result of this decision, the total income statement results are more volatile as the movements in the value of Jackson's derivatives are reflected within it.

        Under IAS 39, unless carried at amortized cost (subject to impairment provisions where appropriate) under the held-to-maturity category, debt securities are also carried at fair value. The Group has chosen not to classify any financial assets as held-to-maturity. Debt securities of Jackson are designated as available-for-sale with value movements, unless impaired, being recorded as movements within shareholders' equity. Impairments are recorded in the income statement.

Accounting for with-profits business

        For with-profits business (including non-participating business of Prudential Annuities Limited which is owned by the PAC with-profits fund), adjustments to liabilities and any related tax effects are recognized in the income statement. However, except for any impact on the annual declaration of bonuses, shareholder profit for with-profits business is unaffected. This is because IFRS basis profits for with-profits business, which are determined on the same basis as on preceding UK GAAP, solely reflect one-ninth of the cost of bonuses declared for the year.

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

Presentation of results before tax

        The total tax charge for the Group reflects tax that in addition to relating to shareholders' profits is also attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. This is explained in more detail in note F5 to the consolidated financial statements. However, pre-tax profits are determined after transfers to or from unallocated surplus of with-profits funds. These transfers are in turn determined after taking account of tax borne by with-profits funds. Consequently reported profit before the total tax charge is not representative of pre-tax profits attributable to shareholders. In order to provide a measure of pre-tax profits attributable to shareholders the Group has chosen to adopt an income statement presentation of the tax charge and pre-tax results that delineates between policyholder and shareholder components.

Overview of Consolidated Results

Introduction

        The following table shows Prudential's IFRS consolidated total profit for the periods indicated.

	Year Ended December 31,
	2008	2007*	2006*
	£m	£m	£m
Total revenue, net of reinsurance	(10,267)	32,870	35,044
Total charges, net of reinsurance	8,193	(31,812)	(32,933)

(Loss) profit before tax (being tax attributable to shareholders' and policyholders' returns)**	(2,074)	1,058	2,111
Tax attributable to policyholders' returns	1,624	5	(830)

(Loss) profit before tax attributable to shareholders	(450)	1,063	1,281
Tax credit (charge)	1,683	(349)	(1,195)
Less: tax credit (charge) attributable to policyholders' returns	(1,624)	(5)	830
Tax credit (charge) attributable to shareholders' profits	59	(354)	(365)

(Loss) profit from continuing operations after tax	(391)	709	916
Discontinuing operations (net of tax)	—	241	(105)

(Loss) profit for the year	(391)	950	811

*
The Company has adopted the principles of IFRIC 14 in accounting for pension schemes. This adoption gives rise to consequential changes to the comparative results for 2007 and 2006.

**
This measure is the formal (loss) profit before tax measure under IFRS but is not the result attributable to shareholders.

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

Loss for the year

        Loss for 2008 was £391 million compared with a profit of £950 million in 2007. This £1,341 million decrease reflects a movement from a profit from continuing operations after tax of £709 million in 2007 to a loss from continuing operations of £391 million in 2008 and a profit from discontinued operations of £241 million in 2007.

        The movement from a profit to a loss from continuing operations after tax reflects a movement from a profit to a loss before tax attributable to shareholders of £1,513 million, from a profit of £1,063 million in 2007 to a loss of £450 million in 2008, partially offset by a £413 million decrease in the tax attributable to shareholders, which fell from a charge of £354 million in 2007 to a credit of £59 million in 2008. The effective tax rate in 2008 was 13 per cent compared with 33 per cent in 2007. Further details are provided in note F5 to the consolidated financial statements.

        The movement from a profit before tax attributable to shareholders on continuing operations to a loss in 2008 reflects an increase in underlying profits (as described in the additional analysis of consolidated results reflecting the basis used by management and reported externally to UK shareholders and the UK financial market) on continuing operations of £146 million, from £1,201 million in 2007 to £1,347 million in 2008, which was more than offset primarily by a £1,646 million negative movement in short-term fluctuations in investment returns taken to income, which increased from a charge of £137 million in 2007 to a charge of £1,783 in 2008.

        Profit for 2007 was £950 million compared with £811 million in 2006. This £139 million increase reflects an increase of £346 million in the net of tax result for discontinued operations, from a loss of £105 million in 2006 to a profit of £241 million reported in 2007, which was partially offset by a decrease in the profit from continuing operations after tax of £271 million, from £916 million to £709 million.

        The decrease in profit from continuing operations after tax reflects a decrease in profits before tax attributable to shareholders of £218 million, from £1,281 million in 2006 to £1,063 million in 2007, partially offset by a £11 million decrease in the tax charge attributable to shareholders, which fell from £365 million in 2006 to £354 million in 2007. The effective tax rate in 2007 was 33 per cent compared with 28 per cent in 2006, both of which were similar to the expected tax rates. Further details are provided in note F5 to the consolidated financial statements.

        The decrease in profit before tax attributable to shareholders on continuing operations in 2007 reflects an increase in underlying profits (as described in the additional analysis of consolidated results reflecting the basis used by management and reported externally to UK shareholders and the UK financial market) on continuing operations of £151 million, from £1,050 million in 2006 to £1,201 million in 2007, which was more than offset by a £77 million negative movement against the prior year in actuarial gains and losses on defined benefit pension schemes, from a gain of £76 million in 2006 to a loss of £1 million in 2007, and a negative movement in short-term fluctuations in investment returns taken to income, which decreased £292 million from a £155 million credit in 2006 to a £137 million charge in 2007.

        Discontinued operations in 2007 and 2006 relate to the discontinued banking operations.

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

        The following table shows Prudential's IFRS consolidated total loss (profit) for the periods indicated divided by business segment and geographic region. The accounting policies applied to the segments below are the same as those used in the Group's consolidated accounts and are described in note A4 to the consolidated financial statements.

        Total (loss) profit for the year reflecting (loss) profit after tax for continued and discontinued operations:

2008	UK	US	Asia	Total
	£m	£m	£m	£m
Insurance operations	313	(580)	19	(248)
Asset management	55	1	39	95
Unallocated corporate	(238)	—	—	(238)

Total (loss) profit from continuing operations	130	(579)	58	(391)
Discontinued operations	—	—	—	—

Total (loss) profit for the year	130	(579)	58	(391)

2007	UK	US	Asia	Total
	£m	£m	£m	£m
Insurance operations	305	300	55	660
Asset management	182	4	57	243
Unallocated corporate	(194)	—	—	(194)

Total profit from continuing operations	293	304	112	709
Discontinued operations	241	—	—	241

Total profit for the year	534	304	112	950

2006	UK	US	Asia	Total
	£m	£m	£m	£m
Insurance operations	317	301	227	845
Asset management	166	22	37	225
Unallocated corporate	(154)	—	—	(154)

Total profit from continuing operations	329	323	264	916
Discontinued operations	(105)	—	—	(105)

Total profit for the year	224	323	264	811

Loss from insurance operations

        Total loss from insurance operations in 2008 was £248 million compared to a profit of £660 million in 2007. This movement was driven by a movement in profit before shareholder tax from a profit of £1,003 million in 2007 to a loss of £193 million in 2008, which was partially offset by a decrease in the shareholder tax charge from £343 million in 2007 to £55 million in 2008.

        The effective shareholder tax rate on (losses) profits from continuing insurance operations decreased from 34 per cent in 2007 to (28) per cent in 2008 resulting from a number of factors including:

  •
  in Asia, tax losses which are not expected to be available against future profits and losses on investments in jurisdictions which do not provide corresponding tax relief;

  •
  in the US, the inability to fully recognize deferred tax assets on losses being carried forward; and

  •
  in the UK, prior year adjustments arising from routine revisions of tax returns, the settlement of outstanding issues with HM Revenue and Customs and the different tax bases for UK life business partially offset by the inability to recognize a deferred tax asset on various tax losses.

        Total profit from insurance operations in 2007 was £660 million compared to £845 million in 2006. This decrease was driven by a 15 per cent decrease in profit before shareholder tax, from £1,186 million in 2006 to £1,003 million in 2007, and an increase in the shareholder tax charge from £341 million in 2006 to £343 million in 2007.

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

Comparison of total profit arising from UK insurance operations

        Profit from UK insurance operations increased from £305 million in 2007 to £313 million in 2008. This increase reflects a decrease of £115 million in the shareholder tax charge, from £169 million in 2007 to £54 million in 2008, which was partially offset by a decrease in profit before shareholder tax of £107 million from £474 million in 2007 to £367 million in 2008.

        The decrease in profit before tax attributable to shareholders of £107 million primarily reflects an increase in short-term fluctuations in investment returns charged to income of £165 million from a £47 million charge in 2007 to a £212 million charge in 2008, partially offset by growth in underlying profits of £58 million from £521 million in 2007 to £579 million in 2008.

        The effective shareholder tax rate on profits from UK insurance operations decreased from 35 per cent in 2007 to 15 per cent in 2008. The decrease mainly related to prior year adjustments arising from routine revisions of tax returns, the settlement of outstanding issues with HM Revenue and Customs at an amount previously provided and the different tax bases of UK life business.

        Profit from UK insurance operations decreased from £317 million in 2006 to £305 million in 2007. This decrease reflects an increase of £60 million in the shareholder tax charge, from £109 million in 2006 to £169 million in 2007, which was partially offset by an increase in profit before shareholder tax of £48 million from £426 million in 2006 to a £474 million in 2007.

        The growth in profit before tax attributable to shareholders of £48 million primarily reflected growth in underlying profits of £52 million from £469 million in 2006 to £521 million in 2007 partially offset by an increase in short-term fluctuations in investment returns charged to income of £4 million from a £43 million charge in 2006 to a £47 million charge in 2007.

        The effective shareholder tax rate on profits from UK insurance operations increased from 26 per cent in 2006 to 36 per cent in 2007. This increase mainly related to disallowed expenses and prior year adjustments arising from routine revisions of tax returns.

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

Comparison of total profit arising from US insurance operations

        Profit from US insurance operations decreased from a profit of £300 million in 2007 to a loss of £580 million in 2008. This £880 million decrease reflects a decrease in profit before shareholder tax from a profit of £426 million in 2007 to a loss of £652 million in 2008, which was offset by shareholder tax moving from a charge of £126 million in 2007 to a credit of £72 million for 2008.

        The £1,078 million decrease in 2008 of profit before tax attributable to shareholders reflects the change in short-term fluctuations in investment returns of £1,040 million, from a loss of £18 million in 2007 to a loss of £1,058 million in 2008 and a decrease in underlying profits of £38 million, from £444 million in 2007 to £406 million in 2008.

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

Comparison of total profit arising from Asian insurance operations

        Profit from Asian long-term business decreased from £55 million in 2007 to £19 million in 2008. This £36 million decrease reflects a fall in profit before shareholder tax from £103 million to £92 million and an increase in shareholder tax charge from £48 million to £73 million during the same period.

        The £11 million decrease in profit before tax attributable to shareholders in 2008 arose primarily from an increase in short-term fluctuations in investment returns included in the IFRS income statement of £129 million, which fell from a loss of £71 million in 2007 to a loss of £200 million in 2008. The short-term fluctuations for Asian operations in 2008 primarily relates to £80 million for Vietnam, reflecting a significant fall in the Vietnamese bond and equity markets, and £65 million for Taiwan, which reflects the fall in Taiwanese equity markets and a £40 million reduction in the value of an investment in a CDO fund.

        The effective shareholder tax rate increased from 47 per cent in 2007 to 79 per cent in 2008. This increase was due to tax losses in several jurisdictions which are not expected to be available against future profits, and losses on investments in jurisdictions which do not provide corresponding tax relief.

        Profit from Asian long-term business decreased from £277 million in 2006 to £55 million in 2007. This £172 million decrease reflects a fall in profit before shareholder tax from £309 million to £103 million, which was partially offset by a decrease in shareholder tax charge from £82 million to £48 million during the same period.

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

Profit from asset management operations

        In 2008, total profit from asset management decreased by £148 million from £243 million in 2007 to £95 million in 2008. This decrease primarily results from a decrease in profit earned from M&G's UK and European operations, from £182 million in 2007 to £55 million in 2008, a decrease in the Group's Asian operations' profit, from £57 million in 2007 to £39 million in 2008, and a decrease in the Group's US operations' profit, from £4 million in 2007 to £1 million in 2008.

        The decrease of £148 million in total profit reflects a decrease of £204 million in profit before shareholder tax, from £344 million in 2007 to £140 million in 2008, partially offset by a decrease in tax charge of £56 million, from £101 million in 2007 to £45 million in 2008.

        The decrease in profit before tax attributable to shareholders of £204 million primarily reflects a change in short-term fluctuations in investment returns included in the IFRS income statement of £200 million, which fell from a gain of £5 million in 2007 to a loss of £195 million in 2008. In addition in 2008 there was a charge of £15 million for actuarial gains and losses attributable to the M&G defined benefit pension scheme, from a gain of £5 million in 2007 to a loss of £10 million in 2008, partially offset by growth in underlying profits of £11 million from £334 million in 2007 to £345 million in 2008.

        In 2007 total profit from asset management increased by £18 million, from £225 million in 2006 to £243 million in 2007. This increase primarily resulted from an improvement in profit earned from M&G's UK and European operations, from £166 million in 2006 to £182 million in 2007, and an increase in profits from the Group's Asian operations from £37 million in 2006 to £57 million in 2007, partially offset by a decrease in the Group's US operations' profit from £22 million in 2006 to £4 million in 2007.

        The increase of £18 million in total profit reflects an increase of £61 million in profit before shareholder tax, from £283 million in 2006 to £344 million in 2007 and an increase in the tax charge of £43 million, from £58 million in 2006 to £101 million in 2007.

        The growth in profit before tax attributable to shareholders of £61 million primarily reflects growth in underlying profits of £73 million, from £263 million in 2006 to £445 million in 2007, partially offset by a charge of £17 million in actuarial gains attributable to the M&G defined benefit pension scheme, from £22 million in 2006 to £5 million in 2007.

Unallocated corporate

        The total net of tax charges for unallocated corporate activity increased by £44 million, from £194 million in 2007 to £238 million in 2008. The change primarily reflects a £113 million increase in pre-tax expenditure, from £284 million in 2007 to £397 million in 2008, offset by an increase of £69 million in the tax credit, from £90 million in 2007 to £159 million in 2008.

        The increase in pre-tax expenditure primarily reflects an increase in losses on short-term fluctuations, an increase in shareholders' share in actuarial losses on defined benefit pension schemes, and an increase in the level of underlying expenditure and losses.

        The total net of tax charges for unallocated corporate activity increased by £40 million, from £154 million in 2006 to £194 million in 2007. The change primarily reflects a £87 million increase in pre-tax expenditure, from £97 million in 2006 to £181 million in 2007, offset by an increase of £54 million in the tax credit, from £8 million in 2006 to £62 million in 2007.

        The increase in pre-tax expenditure primarily reflects a decrease in shareholders' share in actuarial gains and losses on defined benefit pension schemes, an increase in the level of underlying expenditure and losses on short-term fluctuations in investment returns.

Discontinued operations

        The Group's discontinued operations relate to the UK banking business following the sale of Egg. The profit (loss) from discontinued operations moved from a loss of £105 million in 2006 to a profit of £241 million in 2007 primarily as a result of a £290 million profit on the sale of Egg, which was partially offset by a £49 million trading loss incurred by Egg prior to its disposal. There was no impact on the results for 2008. The £105 million loss in 2006 relates to trading losses incurred by Egg during the period. Additional information is set forth in note I9 to the consolidated financial statements.

 Business Segment and Geographical Analysis by Nature of Revenue and Charges

        The following table shows Prudential's consolidated total revenue and consolidated total charges for the following periods

	Year Ended December 31,
	2008	2007*	2006*
	£m	£m	£m
Gross earned premiums (note a)	18,993	18,359	16,157
Outward reinsurance premiums	(204)	(171)	(171)

Earned premiums, net of reinsurance	18,789	18,188	15,986
Investment return (note b)	(30,202)	12,225	17,141
Other income	1,146	2,457	1,917

Total revenue, net of reinsurance	(10,267)	32,870	35,044

Benefits and claims and movement in unallocated surplus of with-profits funds (note c)	10,824	(26,785)	(28,267)
Acquisition costs and other operating expenditure (note d)	(2,459)	(4,859)	(4,489)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(172)	(168)	(177)
Goodwill impairment charge	—	—	—

Total charges, net of reinsurance	8,193	(31,812)	(32,933)

(Loss) profit before tax(being tax attributable to shareholders' and policyholders' returns)**	(2,074)	1,058	2,111
Tax attributable to policyholders' returns	1,624	5	(830)

(Loss) profit before tax attributable to shareholders	(450)	1,063	1,281
Tax attributable to shareholders' profits	59	(354)	(365)

(Loss) profit from continuing operations after tax	(391)	709	916
Discontinued operations (net of tax)	—	241	(105)

(Loss) profit for the year	(391)	950	811

*
The Company has adopted the principles of IFRIC 14 in accounting for pension schemes. The adoption gives rise to consequential changes to the comparative results for 2007 and 2006.

**
measure is the formal (loss) profit before tax measure under IFRS but is not the result attributable to shareholders.

(a)    Gross earned premiums

	Year Ended December 31,
	2008	2007	2006
	£m	£m	£m
Asian Operations	5,333	5,022	3,739
US Operations	6,032	5,860	5,390
UK Operations	7,628	7,477	7,028

Total	18,993	18,359	16,157

        Gross earned premiums, net of reinsurance, for long-term business totaled £18,789 million in 2008 compared to £18,188 million in 2007. The increase in gross earned premiums in 2008 against 2007 was driven by growth across all regions during the year.

Asia

        Gross earned premiums increased by 6 per cent to £5,333 million in 2008 compared to £5,022 million in 2007, aided by exchange rate movements during the year.

        Prudential is a pioneer in capital efficient unit-linked products in Asia, and is particularly strong in the regular premium savings sector. More recently Prudential has increased its focus on higher-margin protection products, both as riders to savings policies and on a standalone basis.

        Gross earned premiums increased by 34.3 per cent to £5,022 million in 2007 compared to £3,739 million in 2006 due to a rise in single premiums and the accumulative effects of the growth in regular premium income.

        Prudential distributes its products in Asia predominantly through a network of agents. The average number of agents in 2008 increased by 43 per cent in Indonesia to 57,000 agents and in India by 21 per cent to 287,000. Prudential also has a large partnership distribution network in Asia and has continued to broaden its range of linked products.

        The agent numbers at the end of 2007 increased by 123 per cent in India to 277,000 agents and by 38 per cent to 20,500 in China.

United States

        Gross earned premiums increased by 3 per cent from £5,860 million in 2007 to £6,032 million in 2008. This increase was mainly as a result of exchange rate movements during the year, with a decrease in underlying variable annuity sales reflecting continued volatility in US equity markets and intense price competition partially offset by increases in fixed annuity sales reflecting changing customer demands.

        Gross earned premiums increased by 9 per cent from £5,390 million in 2006 to £5,860 million in 2007. This increase was driven primarily by a continued increase in variable annuity sales. Fixed index annuity sales however were down, affected by the impact of low interest rates on caps and participation rates that are offered.

United Kingdom

        Gross earned premiums for Prudential UK increased by 2 per cent in the year from £7,477 million in 2007 to £7,628 million in 2008, primarily driven by strong growth in with-profits bonds supplemented by growth in lifetime mortgages, offshore products and PruHealth.

        Gross earned premiums for Prudential UK increased by 6 per cent in the year from £7,028 million in 2006 to £7,477 million in 2007, primarily driven by an increase in bulk transfers, which was partially offset by a reduction in credit life insurance sales following the non-renewal of the credit life contact previously held with Lloyds TSB.

(b)    Investment return

	Year Ended December 31,
	2008	2007	2006
	£m	£m	£m
Asian Operations	(4,156)	1,818	1,719
US Operations	(5,409)	2,140	2,937
UK Operations	(20,637)	8,267	12,485

Total	(30,202)	12,225	17,141

        Investment return principally comprises interest income, dividends, realized and unrealized gains and losses on investments designated as fair value through profit and loss and realized gains and losses, including impairment losses, on securities designated as available-for-sale.

        Investment return is attributable to policyholders and shareholders. Investment returns for unit-linked and similar products have a reciprocal impact on benefits and claims, with a decrease in market returns on the attached pool of assets affecting policyholder benefits on these products. Similarly there is a close correlation between increases or decreases in the values of assets of funds and the level of combined charge for benefits and movement on unallocated surplus of with-profit funds.

Asia

        In Asia, investment income decreased from a £1,818 million credit in 2007 to a £4,156 million charge in 2008. This decrease is mainly driven by an increase in unrealized losses on investments of £4,010 million compared to 2007 and a decrease in realized gains of £1,804 million as a result of the volatility of Asian financial markets, including a significant downturn in equity markets.

        In Asia, investment income increased from £1,719 million in 2006 to £1,818 million in 2007. This increase was mainly driven by an increase in realized gains on investments.

United States

        In the United States, investment income decreased from a £2,140 million credit in 2007 to a £5,409 million charge in 2008. The decrease in investment return in 2008 is mainly due to a negative movement of £6,303 million in unrealized gains, a decrease of £641 million in income received such as dividends and interest, primarily in respect of linked liabilities, and a decrease of £605 million in realized gains.

        The negative movements in 2008 were driven by a reduction in returns on investments held for variable annuity separated account business as a result of adverse movements in US equity markets. In addition there were losses on debt securities for defaults, losses on the sale of impaired bonds and write downs, with the impairments reflecting a rigorous review of every single bond and security in the portfolio.

        In the United States, investment income decreased from £2,937 million in 2006 to £2,140 million in 2007. The decrease in investment income in 2007 is mainly due to a decrease of £752 million in income received such as dividends and interest, primarily in respect of linked liabilities, and a decrease of £41 million in realized gains.

United Kingdom

        In the United Kingdom, investment income decreased from £8,267 million credit in 2007 to a £20,637 million charge in 2008. This decrease is due to an increase of £23,015 million in net unrealized losses, a decrease of £2,398 million in interest and dividends, and a decrease of £3,491 million in net realized gains reflecting difficult conditions in financial markets with negative returns from holdings in equities, property or bonds.

        In the United Kingdom, investment income decreased from a £12,485 million credit in 2006 to a £8,267 million credit in 2007. This decrease is due to a reduction of £3,735 million in net unrealized gains reflecting the decrease in market returns in 2007 compared to 2006 and a decrease of £491 million in interest and dividends, which is partially offset by an increase of £8 million in net realized gains.

        The investment income for UK operations primarily represents the return on the assets supporting the PAC long-term fund. The PAC with-profits sub-fund delivered investment returns of 67.2 per cent compared with the FTSE All-share index (total return) of 12.4 per cent over the same period (before tax and charges). Prudential UK continuously evaluates prospects for different markets and asset classes. During the year PAC's long-term fund reduced its exposure to equities and increased its exposure to fixed interest securities.

(c)    Benefits and claims and movement in unallocated surplus of with-profits funds

	Year Ended December 31,
	2008	2007	2006
	£m	£m	£m
Asian Operations	(192)	(5,722)	(4,100)
US Operations	(947)	(7,096)	(7,291)
UK Operations	11,963	(13,967)	(16,876)

Total	10,824	(26,785)	(28,267)

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

        Total benefits and claims and movement in unallocated surplus of with-profits funds decreased by £37,609 million in 2008 to a credit of £10,824 million compared to a charge of £26,785 million in 2007. Total benefits and claims decreased by £1,482 million in 2007 to a charge of £26,785 million, compared to a charge of £28,267 million in 2006. These movements principally reflect the movement in policyholder liabilities as a result of the decrease or increase in investment income discussed above, which has been passed on to the policyholders in the form of bonus declaration for with-profits products or through the corresponding decrease or increase in policyholder liabilities for unit-linked and similar products, or transfer to unallocated surplus.

Asia

        In 2008, benefits and claims and movements in unallocated surplus of with-profits funds totaled £193 million, a 97 per cent decrease from £5,722 million in 2007, primarily reflecting a decrease in policyholder liabilities and unallocated surplus of with-profit funds from a £4,293 million charge in 2007 to a £1,046 million credit in 2008 and a reduction in policyholder benefits of 13 per cent from £1,420 million in 2007 to £1,238 million in 2008. A high proportion of the Asian operations business in unit-linked. For unit-linked and similar products, there is a direct relationship between policyholder benefits and asset returns on the attached pool of assts, and accordingly the charge for benefits and claims reflects the investment return (charged) credited to policyholder balances. Accordingly, due to the significant decrease in market returns in 2008 compared to 2007, there was a related decrease in the charge for benefits and claims in the period.

        In 2007, benefits and claims totaled £5,722 million, an increase of 40 per cent from £4,100 million in 2006, reflecting primarily an increase in policyholder benefits of 27 per cent from £1,117 million in 2006 to £1,420 million in 2007 and an increase in the movement in policyholder liabilities and unallocated surplus of with-profit funds of 44 per cent from £2,974 million in 2006 to £4,293 million in 2007.

United States

        In 2008, the accounting charge for benefits and claims decreased by 87 per cent to £947 million compared to 2007 principally due to reductions in technical provision reflecting negative valuation movements in investments held for variable annuity separate account business. In 2007, the accounting charge for benefits and claims decreased by 3 per cent to £7,096 million compared to 2006.

        The charges in 2008, 2007 and 2006 reflect underlying movements in claims, benefits and maturities for contracts classified as insurance products under IFRS 4.

United Kingdom

        Overall benefits, claims and the transfer to unallocated surplus decreased to a £11,963 million credit in 2008 from a £13,967 million charge in 2007 and a £16,876 million charge in 2006. As detailed above there is a direct relationship between policyholder benefits and asset returns on the related pool of assets. As a result of the negative market returns in 2008 there has been a corresponding impact on benefit claims and movements in unallocated surplus of with-profits funds in the year, moving from a net charge in 2007 to a credit in 2008. The 2006 benefits and claims included an increase in reserves relating to the Royal London in-force annuity book transaction.

(d)    Acquisition costs and other operating expenditure

	Year Ended December 31,
	2008	2007	2006
	£m	£m	£m
Asian Operations	(1,032)	(1,077)	(950)
US Operations	(613)	(730)	(800)
UK Operations	(814)	(3,052)	(2,739)

Total	(2,459)	(4,859)	(4,489)

        Total acquisition costs and other operating expenditure of £2,459 million in 2008 was 49 per cent lower than the £4,859 million incurred in 2007. Total acquisition costs and other operating expenditure of £4,859 million in 2007 was 8 per cent higher than the £4,489 million incurred in 2006.

Asia

        Total Asian acquisition costs and other operating expenses in 2008 were £1,032 million, a decrease of £45 million compared to £1,077 million in 2007. This increase mainly reflects a decrease in operating costs from £508 million in 2007 to £380 million in 2008.

        Total Asian acquisition costs and other operating expenses in 2007 were £1,077 million, an increase of £127 million compared to £950 million in 2006. This increase mainly reflects an increase in operating costs from £440 million in 2006 to £508 million in 2007.

United States

        Acquisition costs and other operating expenses of £613 million in 2008 were 16 per cent lower than expenses in 2007 of £730 million. The decrease primarily reflects a decrease amortization of DAC from £303 million in 2007 to £227 million in 2008.

        Acquisition costs and other operating expenses of £730 million in 2007 were 9 per cent lower than expenses in 2006 of £800 million. The decrease primarily reflects a decrease in interest payable from £269 million in 2006 to £148 million in 2007 partially offset by higher amortization of DAC from £203 million in 2006 to £303 million in 2007.

United Kingdom

        Total UK acquisition costs and other operating expenses in 2008 were £814 million, compared to £3,052 million in 2007. The decrease of £2,238 million in 2008 mainly relates to a decrease in other operating expenses from £2,075 million to £557 million and lower acquisitions costs from £229 million in 2007 to £222 million in 2008.

        The decrease of £1,518 million in other operating expenses principally relates to the non-consolidation in 2008 of entities held by way of venture fund investments following the disposal of PPM Capital in the second half of 2007, which meant that the Group was no longer deemed to control these operations. Included within other operating expenses for 2007 was £1,289 million in respect of consolidated venture fund investments. Corresponding revenue for the investments of £1,418 million was included within other income for 2007.

        Total UK acquisition costs and other operating expenses in 2007 were £3,052 million, compared to £2,739 million in 2006. The increase of £313 million in 2007 mainly relates to an increase in operating expenses from £1,434 million to £2,075 million, offset by lower acquisition costs from £619 million in 2006 to £229 million in 2007.

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

        Until the adoption of IFRS, operating profit based on longer-term investment returns was a GAAP measure arising from the specific recommendation of the Statement of Recommended Practice (SORP) for accounting for insurance business issued by the ABI. With the adoption of IFRS, the ABI SORP is no longer authoritative literature for the purposes of determining GAAP measures. Nevertheless, it continues to be the basis applied by the Company for internal performance assessment and a fundamental element of the analysis provided to shareholders and the UK stock market. The analysis that follows reflects information published with the Group's results on March 19, 2009.

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

        In determining profit on this basis the following key elements are applied to the results of the Group's shareholder-financed operations.

i Debt and equity securities

        Longer-term investment returns comprise income and longer-term capital returns. For debt securities the longer-term capital returns comprise two elements. These are a risk margin reserve ("RMR") based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortization of interest-related realized gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured. The shareholder-backed operation for which the risk margin reserve charge is most significant is Jackson. The RMR charge for Jackson is based on long-term average default and recovery data as published by Moody's.

        Longer-term equity returns comprise aggregate long-term income and capital returns.

ii Derivative value movements

        Value movements for Jackson's equity-based derivatives and variable annuity product embedded derivatives are included in operating profits based on longer-term investment returns. The inclusion of these movements is so as to broadly match with the results on the Jackson variable annuity book that pertain to equity market movements.

        Other derivative value movements are excluded from operating results based on longer-term investment returns. These derivatives are primarily held by Jackson as part of a broadly-based hedging program for features of Jackson's bond portfolio (for which value movements are booked directly to shareholders' equity rather than income statement) and product liabilities (for which US GAAP accounting does not reflect the economic features being hedged).

        The key elements described above are particularly important in determining the operating results based on longer-term investment returns of Jackson.

        There are two exceptions to the basis described above for determining operating results based on longer-term investment returns. These are for:

  a)
  Unit-linked and US variable annuity business. For such business the policyholder liabilities are directly reflective of the asset value movements. Accordingly, all asset value movements are recorded in the operating results based on longer-term investment returns; and

  b)
  Assets covering non-participating business liabilities that are interest rate sensitive. For UK annuity business policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the operating results based on longer-term investment returns. Policyholder liabilities include a margin for asset defaults which, if they occur, are recorded as a component of short-term fluctuations in investment returns.

iii Liabilities to policyholders and embedded derivatives for product guarantees

        Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the 'grandfathered' measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities are broadly equivalent in the income statement, and operating profit based on longer-term investment returns is not distorted. In these circumstances there is no need for the movement in the liability to be bifurcated between the element that relates to longer-term market conditions and short-term effects.

        However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (i.e. after allocated investment returns and change for policyholder benefits) the operating result reflects longer-term market returns.

        Examples where such bifurcation is necessary are:

        a Asia

        Vietnamese participating business

        For the participating business in Vietnam the liabilities include policyholders' interest in investment appreciation and other surplus. Bonuses paid in a reporting period and accrued policyholder interest in investment appreciation and other surpluses primarily reflect the level of realized investment gains above contract specific hurdle levels. For this business operating profit based on longer-term investment returns includes the aggregate of longer-term returns on the relevant investments, a credit or charge equal to movements on the liability for the policyholders' interest in realized investment gains (net of any recovery of prior deficits on the participating pool), less amortization over five years of current and prior movements on such credits or charges.

        The overall purpose of these adjustments is to ensure that investment returns included in operating results equal longer-term returns but that in any one reporting period movements on liabilities to policyholders caused by investment returns are substantially matched in the presentation of the supplementary analysis of profit before tax attributable to policyholders.

        Non-participating business

        Bifurcation for the effect of determining the movement in the carrying value of liabilities to be included in operating results based on longer-term investment returns, and the residual element for the effect of using year end rates in the balance sheet.

        Guaranteed Minimum Death Benefit product features

        For unhedged GMDB liabilities accounted for under IFRS using 'grandfathered' US GAAP, such as in the Japanese business, the change in carrying value is determined under SOP 03-01, which partially reflects changes in market conditions. Under the company's supplementary basis of reporting, the operating profit reflects the change in liability based on longer-term market conditions, with the difference between the charge to the operating result and the movement reflected in the total result included in short-term fluctuations in investment returns.

        b US operations—embedded derivatives for variable annuity guarantee features

        Under IFRS, the Guaranteed Minimum Withdrawal Benefit (GMWB) and Guaranteed Minimum Income Benefit (GMIB) reinsurance are required to be fair valued as embedded derivatives. The movements in carrying values are affected by changes in the level of observed implied equity volatility and changes to the discount rate applied from period to period. For these embedded derivatives, as described in note D3(i) to the consolidated financial statements, the discount rate applied reflects AA corporate bond curve rates. For the purposes of determining operating profit based on longer-term investment returns the charge for these features is determined using historical longer-term equity volatility levels and long-term average AA corporate bond rate curves.

        c UK shareholder-backed annuity business

        With one exception, the operating result based on longer-term investment returns reflects the impact of all value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund.

        The exception is for the impact on credit risk provisioning of actual downgrades during the year. As this feature arises due to short-term market conditions the effect on the altered valuation rate of interest is included in the category of short-term fluctuations in investment returns.

        The effects of other changes to credit risk provisioning, including the introduction of the short-term allowance for credit risk described in note D2(g) and D2(i) to the consolidated financial statements, are included in the operating result, as in the net effect of changes to the valuation rate of interest applied to portfolio rebalancing to align more closely with management benchmark.

iv Fund management and other non-insurance businesses

        For these businesses, where the business model is more conventional than for life assurance, it is inappropriate to include returns in the operating result on the basis described above. Instead it is appropriate to generally include realized gains and losses (including impairments) in the operating result with unrealized gains and losses being included in short-term fluctuations. In some instances it may also be appropriate to amortize realized gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying substance of the arrangements.

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

Reconciliation of total (loss) profit by business segment and geography to underlying performance measure

        A reconciliation of (loss) profit before all taxes to (loss) profit before tax attributable to shareholders and (loss) profit for the year is shown below.

	Year Ended December 31,
	2008	2007*	2006*
	£m	£m	£m
(Loss) profit before tax	(2,074)	1,058	2,111
Tax credit (charge) attributable to policyholders' returns	1,624	5	(830)

(Loss) profit before tax attributable to shareholders	(450)	1,063	1,281

Tax credit (charge)	1,683	(349)	(1,195)
Less: tax attributable to policyholders' returns	(1,624)	(5)	830

Tax credit (charge) attributable to shareholders' profits	59	(354)	(365)

(Loss) profit from continuing operations after tax	(391)	709	916
Discontinued operations (net of tax)	—	241	(105)

(Loss) profit for the year	(391)	950	811

*
The Company has adopted the principles of IFRIC 14 in accounting for pension schemes. This adoption gives rise to consequential changes to the comparative results for 2007 and 2006.

        A reconciliation of (loss) profit from continuing operations before tax attributable to shareholders to operating profit based on longer-term investment returns is provided below:

	Year Ended December 31,
	2008	2007	2006
	£m	£m	£m
Performance measure: operating profit from continuing operations based on long-term investments returns(i)	1,347	1,201	1,050
Short-term fluctuations in investment returns on shareholder-backed business(ii)	(1,783)	(137)	155
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes(iii)	(14)	(1)	76

(Loss) profit from continuing operations before tax attributable to shareholders	(450)	1,063	1,281

Notes:

(i)
Operating profit based on longer-term investment returns

Operating profit based on longer-term investment returns is a supplemental measure of results. For the purposes of measuring operating profit, investment returns on shareholder financed business and movements in policyholders' liabilities are based on expected long-term rates of return as disclosed above. The long-term rates of return are intended to reflect historical real rates of return and, where appropriate, current inflation expectations adjusted for consensus economic and investment forecasts. The significant operations that require adjustment for the difference between actual and longer-term investment returns are the US operations and certain businesses of the Group's Asian operations. The amounts included in operating results for long-term returns for debt securities incorporate a risk margin reserve based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortization of interest-related realized gains and losses to the date when sold bonds would otherwise have matured.

(ii)
Short-term fluctuations in investment returns on shareholder- backed business

	Year Ended December 31,
	2008	2007	2006
	£m	£m	£m
Insurance operations:
Asia	(200)	(71)	134
US	(1,058)	(18)	53
UK	(212)	(47)	(43)
Other operations	(313)	(1)	11

Total short-term fluctuations in investment returns.	(1,783)	(137)	155

  General

            The short-term fluctuations in investment returns for 2008 primarily reflect temporary market value movements on the portfolio of investments held by the Group's shareholder-backed operations. Default losses were incurred during 2008 in respect of Lehman Brothers and Washington Mutual, with total losses (including losses on sale) for these in respect of the Group's shareholder-backed business operations being £110 million and £91 million, respectively, of which the majority was incurred in Jackson. Excluding Lehman Brothers and Washington Mutual there was only one other default in 2008 which resulted in a loss of £5 million. There were no default losses in 2007.

  Asian insurance operations

            The fluctuations for Asian operations in 2008 primarily relates to £(81) million for Vietnam, reflecting a significant fall in the Vietnamese bond and equity markets, and £(65) million for Taiwan, which reflects the decrease in Taiwanese equity markets and a £(40) million reduction in the value of an investment in a CDO fund. For 2007, the £(71) million of short-term fluctuations primarily reflect value movements in Taiwan on the value of debt securities arising from increases in interest rates and a £(30) million reduction of the investment in a CDO fund, partially offset by strong equity market movements in Vietnam.

  US insurance operations

            The short-term fluctuations in investment returns for US insurance operations for the year comprise of the following items:

	2008	2007	2006
	£m	£m	£m
Short-term fluctuations related to debt securities
Charges in the year*
Defaults	(78)	0	0
Losses on sale of impaired and deteriorating bonds	(130)	(51)	(3)
Bond write downs	(419)	(35)	(32)
Recoveries/reversals	3	8	10

	(624)	(78)	(25)
Less: risk margin charge included in operating profit based on longer-term investment returns	54	48	54

	(570)	(30)	29

Interest related gains (losses)
Arising in the year	(25)	31	(15)
Less: amortization gains and losses arising in current and prior years to operating profit based on longer-term investment returns	(28)	(37)	(45)

	(53)	(6)	(60)
Related change to amortization of deferred acquisition costs	88	9	6

Total short-term fluctuations related to debt securities	(535)	(27)	(25)
Derivatives (other than equity related): market value movements (net of related change to amortization of deferred acquisition costs)†	(369)	(19)	34
Equity type investments: actual less longer-term return (net of related change to amortization of deferred acquisition costs)	(69)	42	21
Other items (net of related change to amortization of deferred acquisition costs)‡	(85)	(14)	23

Total	(1,058)	(18)	53

  *
  The charges on debt securities incurred in 2008 of £624 million comprise the following:

	Defaults	Bond write downs	Losses on sale of impaired and deteriorating bonds	Recoveries/ reversals	Total
	£m	£m	£m	£m	£m
Residential mortgage-backed securities
Prime	—	25	—	—	25
Alt-A	—	138	—	—	138
Sub-prime	—	4	—	—	4

Total residential mortgage-backed securities	—	167	—	—	167
Public fixed income	78	233	130	—	441
Other	—	19	—	(3)	16

Total	78	419	130	(3)	624

          Further details on the impairment losses for Jackson are described in note D3(a) to the consolidated financial statements.

  †
  The £369 million value movement is for freestanding derivatives held to manage the fixed annuity and other general account business. Under IAS 39, unless hedge accounting is applied, value movements on derivatives are recognized in the income statement. Except in respect of variable annuity business, the value movements on derivatives held by Jackson are separately identified within short-term fluctuations in investment returns.

          Derivative value movements in respect of variable annuity business are included within the operating profit based on longer-term investment returns to broadly match with the commercial effect to which the variable annuity derivative program relates.

          For the derivatives program attaching to the fixed annuity and other general account business the Group has continued its approach of not seeking to apply hedge accounting under IAS 39. This decision reflects the inherent constraints for hedge accounting investments and life assurance assets and liabilities under 'grandfathered' US GAAP under IFRS 4.

  ‡
  The £85 million charge for 2008 for other items shown above comprises £70 million for the difference between the charge for embedded derivatives included in the operating result and the charge to the total result, and £15 million of other items. For embedded derivatives the operating result reflects the application of 10-year average AA corporate bond rate curves and a static historical equity volatility assumption.

          The total result reflects the application of year end AA corporate bond rate curves and current equity volatility levels. Additional details are explained in note D3(i) to the consolidated financial statements.

          In addition, for US insurance operations, included within the statement of changes in equity, is a net reduction (translated at the 2008 year-end exchange rate of 1.44) in the value of debt securities classified as available-for-sale of £2,710 million (2007: £244 million). This reduction reflects the effect of widened credit spreads and global credit concerns partially offset by the effect of reductions in US interest rates and a steepening yield curve. These temporary market value movements do not reflect defaults or impairments. Additional details on the movement in the value of the Jackson portfolio are included in note D3 to the consolidated financial statements.

  UK insurance operations

          The short-term fluctuations charge for UK insurance operations of £212 million for 2008 reflects £170 million for asset value movements, principally for shareholder-backed annuity business, and £42 million for the effect of credit downgrades on the calculation of liabilities for shareholder-backed annuity business in PRIL and the PAC non-profit sub-fund, as discussed in note D2(g)(iii) to the consolidated financial statements. The short-term fluctuation charge for 2007 arose mostly in PRIL. The fluctuation principally reflected the impact of widened credit spreads on the corporate bond securities backing the shareholders' equity of the business.

  Other

          The charge of £313 million for short-term fluctuations of other operations in 2008 arises from:

2008
£m
Sale of investment in India Mutual fund in May 2008 giving rise to a transfer to operating profit of £47 million for the crystallized gain, and value reduction in the period, prior to sale, of £24 million	(71)
Unrealized value movements on swaps held centrally to manage Group assets and liabilities	(38)
Unrealized value movements on Prudential Capital's bond portfolio	(190)
Unrealized value movements on centrally held investments	(14)

(313)

(iii)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes

	Year Ended December 31,
	2008	2007	2006
	£m	£m	£m
Actuarial gains and losses
Actual less expected return on scheme assets	(97)	4	156
Experience gains (losses) on liabilities	18	(4)	18
Gains (losses) on changes of assumptions for scheme liabilities (based on long-term inflation of 2.8%)	71	(7)	311
2006 transitional effect of the derecognition of PSPS surplus as a result of adoption of IFRIC 14	—	—	(141)

	(8)	(7)	344
Less: amount attributable to the PAC with-profits sub-fund	(2)	6	(225)

Total	(10)	(1)	119
Other gains and losses	—	—	—
Movement in the provision for deficit funding of PSPS	(13)	—	(143)
Less: amount attributable to the PAC with-profits fund	9	—	100

	(4)	—	(43)

Total	(14)	(1)	76

        The 2008, 2007 and 2006 actuarial gains and losses shown in the table above related to the Scottish Amicable, M&G and the small Taiwan defined benefit pension schemes. The amounts did not include actuarial gains and losses for the Prudential Staff Pension Scheme ("PSPS"). Following the Group's adoption of IFRIC 14 for pension schemes in 2008, PSPS pension surplus was not recognized in the Group's financial statements, with the 2007 and 2006 comparatives adjusted accordingly. In addition, as a result of the adoption of IFRIC 14, the Group has recognized a liability for deficit funding to April 5, 2010 in respect of PSPS. The change in the period in relation to this liability is recognized above as other gains and losses on defined benefit pension schemes.

        The gains of £71 million on change of assumptions comprises the effect of an increase in the risk discount rate combined with the effect of decreases in inflation rates.

        The following tables reconcile "Operating profit based on longer-term investment returns", the Group's chosen performance measure, to "Profit from continuing operations before tax attributable to shareholders", the Group's reported performance within the consolidated IFRS income statement, by business segment and geography.

	2008
	UK	US	Asia	Total
	£m	£m	£m	£m
Insurance operations:
Performance measure: operating profit based on longer-term investment returns	579	406	295	1,280
Short-term fluctuations in investment returns	(212)	(1,058)	(200)	(1,470)
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	—	—	(3)	(3)

Reported performance: (loss) profit before tax attributable to shareholders	367	(652)	92	(193)
Asset management:
Performance measure: operating profit based on longer-term investment returns	286	7	52	345
Short-term fluctuations in investment returns	(195)	—	—	(195)
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	(10)	—	—	(10)

Reported performance: profit before tax attributable to shareholders	81	7	52	140
Unallocated corporate:
Performance measure: operating profit based on longer-term investment returns	(278)	—	—	(278)
Short-term fluctuations in investment returns	(118)	—	—	(118)
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	(1)	—	—	(1)

Reported performance: (loss) profit before tax attributable to shareholders	(397)	—	—	(397)
Total:
Performance measure: operating profit based on longer-term investment returns	587	413	347	1,347
Short-term fluctuations in investment returns	(525)	(1,058)	(200)	(1,783)
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	(11)	—	(3)	(14)

Reported performance: profit from continuing operations before tax attributable to shareholders	51	(645)	144	(450)

	2007
	UK	US	Asia	Total
	£m	£m	£m	£m
Insurance operations:
Performance measure: operating profit based on longer-term investment returns	521	444	174	1,139
Short-term fluctuations in investment returns	(47)	(18)	(71)	(136)
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	—	—	—	—

Reported performance: profit before tax attributable to shareholders	474	426	103	1,003
Asset management:
Performance measure: operating profit based on longer-term investment returns	254	8	72	334
Short-term fluctuations in investment returns	4	1	—	5
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	5	—	—	5

Reported performance: profit before tax attributable to shareholders	263	9	72	344
Unallocated corporate:
Performance measure: operating profit based on longer-term investment returns	(272)	—	—	(272)
Short-term fluctuations in investment returns	(6)	—	—	(6)
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	(6)	—	—	(6)

Reported performance: profit before tax attributable to shareholders	(284)			(284)
Total:
Performance measure: operating profit based on longer-term investment returns	503	452	246	1,201
Short-term fluctuations in investment returns	(49)	(17)	(71)	(137)
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	(1)	—	—	(1)

Reported performance: profit from continuing operations before tax attributable to shareholders	453	435	175	1,063

	2006
	UK	US	Asia	Total
	£m	£m	£m	£m
Insurance operations:
Performance measure: operating profit based on longer-term investment returns	469	398	175	1,042
Short-term fluctuations in investment returns	(43)	53	134	144
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	—	—	—	—

Reported performance: profit before tax attributable to shareholders	426	451	309	1,186
Asset management:
Performance measure: operating profit based on longer-term investment returns	202	10	49	261
Short-term fluctuations in investment returns	(1)	1	—	—
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	22	—	—	22

Reported performance: profit before tax attributable to shareholders	223	11	49	283
Unallocated corporate:
Performance measure: operating profit based on longer-term investment returns	(253)	—	—	(253)
Short-term fluctuations in investment returns	11	—	—	11
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	54	—	—	54

Reported performance: profit before tax attributable to shareholders	(188)	—	—	(188)
Total:
Performance measure: operating profit based on longer-term investment returns	418	408	224	1,050
Short-term fluctuations in investment returns	(33)	54	134	155
Shareholders' share in actuarial and other gains and losses on defined benefit pension schemes	76	—	—	76

Reported performance: profit on continuing operations before tax attributable to shareholders	461	462	358	1,281

Group operating profit based on longer-term investment returns

        Group operating profit based on longer-term investment returns from continuing operations in 2008 was £1,347 million, which represents a 12% increase against the 2007 operating profit of £1,201 million. The 2008 operating profit amount includes £28 million of restructuring costs.

        Group operating profit based on longer-term investment returns from continuing operations in 2007 was £1,201 million compared to the 2006 operating profit of £1,050 million. The 2007 operating profit amount included £19 million of restructuring costs.

        Starting with its UK filing in 2009, Prudential has prepared and provided supplementary analysis of its operating profit based on longer-term investment returns for the year ended December 31, 2008 (and comparative information for the year ended December 31, 2007). Given that operating profit based on longer-term investment returns is an important performance measure used by management, shareholders and the financial market, the directors believe that additional analysis breaking down such operating profit into its principal drivers provides an additional insight into Prudential's performance. The analysis of the Group's 2008 and 2007 operating profit based on longer-term investment returns using these drivers is provided below:

	2008	2007
	£m	£m
Investment spread	731	788
Asset management fees	747	698
Net expense margin	(365)	(426)
DAC amortization (Jackson only)	(450)	(286)
Net Insurance margin	369	322
With-profits business	425	420
Other	204	(21)
Corporate expenses	(314)	(294)

Group operating profit based on longer-term investment returns	1,347	1,201

        The analysis classifies the Group's operating profit based on longer-term investment returns from long-term insurance operations into the underlying drivers of those profits, using four broad categories:

  (i)
  Investment spread and asset management fees—This represents profits driven by investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses and profits derived from spread, being the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to policyholder accounts. The table above separately identifies net investment spread income from net asset management fee income.

  (ii)
  Net expense margin—This represents expenses charged to the profit and loss account (excluding those borne by the with-profits fund and those products where earnings are purely protection driven), including amounts relating to movements in deferred acquisition costs, net of any fees or premium loadings related to expenses. Jackson DAC amortization (net of hedging effects), which is intended to be part of the net expense margin, has been separately highlighted in the table above.

  (iii)
  Net insurance margin—This represents profits derived from the insurance risks of mortality, morbidity and persistency including fees earned on variable annuity guarantees.

  (iv)
  With-profits business—This represents the shareholders' transfer from the with-profits fund in the period.

        Other represents a mixture of other income and expenses that are not directly allocated to the underlying drivers identified above, including non-recurring items.

        Under the basis of preparation, the effect of operating assumption changes have been included within net insurance margin unless another category is more suitable. In 2008 the only significant assumption change included outside of net insurance margin was operating assumption change for shareholder annuity business in the UK which was principally driven by changes to the credit default reserving methodology and hence was included within investment spread. No such allocations were made in 2007.

        In addition, the results from the non-life operations and unallocated corporate expenses are included in the table above as follows:

  (i)
  The results of Group asset management operations have been included within asset management fees.

  (ii)
  UK General Insurance commission of £44 million (2007: £4 million) has been included within the other income line.

        Corporate expenses consist of other operating income and expenditure, UK restructuring costs and development costs.

Insurance operations

        Prudential Corporation Asia's operating profit based on longer-term investment returns in 2008 was £295 million (including £26 million of development expenses), which compares with the 2007 operating profit of £174 million (including £15 million of development expenses). In Indonesia the result increased from £35 million to £55 million whilst in the established operations (Singapore, Hong Kong and Malaysia) the growth was more muted, growing from £153 million to £162 million. In Korea the loss of £13 million in 2007 improved to a profit of £12 million in 2008, principally due to a local regulatory change in accounting basis for acquisition costs. India posted a loss of £6 million, before charging development expenses related to the investment in the agency force. The result also reflects that as the business matures it is appropriate to now defer and amortize acquisition costs, resulting in a benefit of £19 million. In Taiwan, where the IFRS basis of reporting reflects US GAAP for the insurance assets and liabilities of the business. the result increased by £15 million to £60 million. The result for other operations increased from £12 million to £38 million reflecting mainly reserve releases in the Japanese operation.
        Prudential Corporation Asia's operating profit based on longer-term investment returns in 2007 was £174 million (including £15 million of development expenses), which compares with the 2006 operating profit of £175 million (including £14 million of development expenses). The established markets (Singapore, Hong Kong and Malaysia) generated £153 million, up 15 per cent from 2006. The North Asia markets (Taiwan, Japan and Korea) generated £16 million, down 20 per cent from 2006, reflecting increased losses in Japan of £16 million. Excluding Japan, profits from North Asia almost doubled reflecting a strong increase in Taiwan of 47 per cent due to in-force profits, especially from long-term health products. Losses from the joint ventures in India increased to £43 million, reflecting the fast pace of new business growth and investment in growing the branch networks. Losses from the joint venture in China reduced to £6 million. In the other markets (Vietnam, Thailand, Indonesia and the Philippines), profits grew by 58 per cent to £68 million, reflecting the expected emergence of IFRS profits and a one-off £16 million favorable item in Vietnam.

        In the United States operating profit based on longer-term investment returns in 2008 was £406 million, down by nine per cent from £444 million in 2007. This decline was primarily due to accelerated DAC amortization in the declining equity market, which was partially offset by equity hedging gains.

        Operating profit based on longer-term investment returns for US operations in 2007 was £444 million, which compares with the 2006 operating profit of £398 million and represents a 12 per cent increase. The operating profit primarily reflects an increase in fee income and continued low mortality rates during 2007. Higher fee income was driven primarily by higher separate account assets given the growth in variable annuity sales, and an improvement in the average fees generated from those assets given the increase in election of guaranteed optional benefits.

        In the United Kingdom, operating profit based on longer-term investment returns increased 11 per cent to £579 million in 2008 compared to 2007. This reflects profits attributable to the with-profits business of £395 million and 15 per cent growth from the long-term shareholder backed business. For shareholder-backed annuity business, the operating profit includes a charge of £413 million for strengthening the allowance for credit defaults. Partially offsetting this is £390 million for the impact of rebalancing the credit portfolio, also in the shareholder annuity fund. At the start of 2008 the portfolio was overweight in gilts with an average rating of AA versus a benchmark A. The rebalancing has led to the fund now having an average rating of A+, thereby remaining ahead of benchmark. The profit for general insurance commission increased to £44 million as cash now begins to emerge following the 2002 sale of the business to Churchill. Prudential expect general insurance commission to continue to emerge around this level in the near term. The result includes restructuring costs of £10 million in 2008 and £7 million in 2007 in respect of implementation costs associated with cost saving initiatives announced in July 2006.

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

        A supplementary analysis of the operating profit based on longer-term investment returns by drivers for the insurance operations for 2008 and 2007 is provided in the table below. The analysis by drivers has been made using the categorization as described above under "Group operating profit based on longer-term investment returns".

Performance measure: operating profit based on longer-term investment returns

	2008
	Asia	US	UK	Total
	£m	£m	£m	£m
Investment spread	38	550	143	731
Asset management fees	53	292	57	402
Net expense margin	(59)	(192)	(114)	(365)
DAC amortization (Jackson only)	—	(450)	—	(450)
Net insurance margin	259	122	(12)	369
With-profits business	30	0	395	425
Other	—	84	76	160

Life insurance operations total	321	406	545	1,272
Asian development expenses	(26)	—	—	(26)
UK general insurance commission	—	—	44	44
UK restructuring costs	—	—	(10)	(10)

Insurance operations total	295	406	579	1,280

	2007
	Asia	US	UK	Total
	£m	£m	£m	£m
Investment spread	36	533	219	788
Asset management fees	38	266	60	364
Net expense margin	(102)	(186)	(138)	(426)
DAC amortization (Jackson only)	—	(286)	—	(286)
Net insurance margin	191	122	9	322
With-profits business	26	0	394	420
Other	—	(5)	(20)	(25)

Life insurance operations total	189	444	524	1,157
Asian development expenses	(15)	—	—	(15)
UK general insurance commission	—	—	4	4
UK restructuring costs	—	—	(7)	(7)

Insurance operations total	174	444	521	1,139

Asset management business

        M&G's operating profit based on longer-term investment returns in 2008 was £286 million which represents a 13 per cent increase against the 2007 operating profit of £254 million. This included £43 million (2007: £28 million) in performance related fees ("PRF") and £58 million operating profit from Prudential Capital (2007: £51 million). Prudential Capital, rebranded from Prudential Finance in 2007, manages Prudential's balance sheet for profit by leveraging Prudential's market position.

        Underlying profits, excluding PRF and Prudential Capital, were £185 million for 2008, an increase of 6 per cent compared to 2007. In 2008 M&G benefited from, and continued to promote, greater diversity in terms of profit-generating activities, with profitability spread across internal (30 per cent), retail (47 per cent) and institutional markets (23 per cent). Revenue, excluding PRF and Prudential Capital, decreased by 6 per cent to £455 million in 2008.

        M&G's operating profit based on longer-term investment returns in 2007 was £254 million which represents a 26 per cent increase against the 2006 operating profit of £202 million. This included £28 million (2006: £27 million) in PRF and £51 million operating profit from Prudential Capital (2006: £43 million)

        Underlying profits, excluding PRF and Prudential Capital, were £175 million for 2007, an increase of 31 per cent compared to 2006. Revenue, excluding PRF and Prudential Capital, increased by 12 per cent to £482 million in 2007. Profit growth was driven by four key factors: an appreciation of underlying assets, positive net sales, an increasing mix of higher-margin business and a decreasing cost/income ratio.

        In Asia operating profit based on longer-term investment returns for asset management in 2008 was £52 million which represents a 28 per cent decrease against the 2007 operating profit of £72 million driven by decreasing funds under management and performance related fees as a result of the current market situation.

        In Asia operating profit based on longer-term investment returns for asset management in 2007 was £72 million, which represents a 44 per cent increase against the 2006 operating profit of £50 million reflecting an increase in terms of basis points on funds under management from 18 basis points in 2006 to 21 basis points in 2007.

        In the United States operating profit based on longer-term investment returns for asset management in 2008 was £7 million, which compares with the 2007 operating profit of £8 million. PPMA recorded profits of £2 million in 2008, down from £4 million in 2007 at RER primarily due to lower investment income and performance-related fees. The US broker-dealer operations recorded profits of £8 million in 2008, down from £9 million in 2007. Curian recorded losses of £3 million in 2008, down from losses of £5 million in 2007 despite the significant impact of falling equity markets on its assets under management.

        In the United States operating profit based on longer-term investment returns for asset management in 2007 was £8 million, which compares with the 2006 operating profit of £10 million and represents a 20 per cent decrease. PPMA recorded profits of £4 million in 2007, down from £12 million in 2006 primarily due to lower investment income and performance-related fees, partially offset by asset-driven fee growth. The US broker-dealer operations recorded profits of £9 million in 2007, up from £6 million in 2006, as the business continues to grow through significant recruiting efforts. Curian recorded losses of £5 million in 2007, down from £8 million in 2006, as the business continues to build its position in the US retail asset management market.

Unallocated Corporate

        The operating loss based on longer-term investment returns increased by 2 per cent in 2008 to £278 million compared to £272 million in 2007. This reflected mainly an increase in interest payable on core structural borrowings from £168 million in 2007 to £172 million in 2008.

        The operating loss based on longer-term investment returns increased by 8 per cent in 2007 to £272 million compared to £253 million in 2006. This reflected mainly an increase in head office costs from £83 million in 2006 to £117 million in 2007 offset by an increase in investment return from £58 million in 2006 to £86 million in 2007 and a reduction in interest payable on core structural borrowings from £177 million in 2006 to £168 million in 2007.

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

        The Group holding company received £1,033 million in cash remittances from business units in 2008, compared with £711 million in 2007. These remittances primarily comprise dividends from business units and the prior year's shareholders' statutory transfer from the PAC long-term with-profits fund (UK Life Fund).

        After dividends and interest paid, there was a net cash inflow of £619 million in 2008, compared with a net inflow of £372 million in 2007.

        During 2008, net interest paid increased by £32 million to £128 million compared to 2007, as lower interest rates prevailing in 2008 led to a decrease in interest received on central shareholders' funds.

        During 2008, the Group holding company paid £177 million in respect of corporate activities and received £130 million in respect of Group relief on taxable losses.

        In 2008, the holding company invested £518 million in its business units, of which £392 million was invested in Asia and £126 million was invested in its UK insurance operations.

        In aggregate, there was an operating cash inflow of £54 million in 2008, compared to an outflow of £82 million in 2007.

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

Liquidity Requirements

Dividend Payments

        The total cost of dividends paid by Prudential were £453 million and £426 million for the years ended December 31, 2008 and 2007, respectively. The cost of the final dividend in respect of the year ended December 31, 2008 was £322 million of which £96 million was allocated as scrip dividends. The dividend will be paid on May 22, 2009.

Debt Service Costs

        Debt service costs in respect of core borrowings paid by Prudential in 2008 were £172 million, compared with £168 million for 2007. Of total consolidated borrowings of £6,243 million at December 31, 2008, the parent company had core borrowings of £2,785 million outstanding, including £249 million of bonds due to mature in 2009. The remaining outstanding core borrowings are due to mature in more than five years.

Investment in Businesses

        In 2008, Prudential invested £392 million into its Asian business compared to £149 million in 2007. The growth in Asia was primarily due to the injection of £186 million to meet solvency requirements. In 2008, Prudential also invested £126 million into its UK Insurance Operations compared to £145 million in 2007. Depending on the mix of business written and the opportunities available, it is expected that the UK shareholder-backed business will become cash positive in 2010.

Liquidity Sources

        The parent company held cash and short-term investments of £1,165 million and £1,456 million at December 31, 2008 and 2007, respectively. The sources of cash in 2008 included dividends, loans and interest received from operating subsidiaries.

        Prudential received £1,033 million in cash remittances from business units in 2008, compared to £711 million received in 2007. These remittances primarily comprise dividends from business units and the shareholders' statutory transfer from the PAC long-term with-profits fund (UK Life Fund) relating to earlier bonus declarations.

Shareholders' Statutory Transfer

        In 2008, Prudential declared a total surplus of £3.0 billion from Prudential Assurance's primary with-profits fund, of which £2.7 billion was added to with-profits policies and £298 million was distributed to shareholders. In 2007, Prudential declared total surplus of £2.9 billion from Prudential Assurance's primary with-profits fund, of which £2.6 billion was added to with-profits policies and £289 million was distributed to shareholders. Regular bonus rates were increased for Prudence Bond and for personal pensions.

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

        The table below shows the dividends, loans and other amounts received by the parent company from the principal operating subsidiaries during the year ended December 31, 2008.

	Dividends, loans and interest received in
	2008	2007
	£m	£m
Asian Operations	397	186
US Operations	144	122
UK Insurance Operations (mainly PAC)	325	264
M&G	167	139

Total	1,033	711

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

        Amounts received from UK Insurance Operations included £279 million in 2008 relating to the PAC shareholders' statutory life fund transfer, compared to £261 million in 2007.

        Remittances from Asia are derived predominantly from Prudential's more established operations in Singapore, Hong Kong, Malaysia and Indonesia.

Sale of Businesses

        On February 20, 2009, Prudential announced that it had entered into an agreement to transfer the assets and liabilities of its agency distribution business in Taiwan pending regulatory approval.

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

Shareholders' Borrowings and Financial Flexibility

        Core structural borrowings of shareholder-financed operations at December 31, 2008 totaled £2,958 million, compared with £2,492 million at the end of 2007. This increase during the year reflected exchange conversion losses amounting to £468 million predominantly on our long-term borrowings of €500 million, US$1 billion, US$300 million, US$250 million and US$250 million surplus notes.

        After adjusting for holding company cash and short-term investments of £1,165 million, net core structural borrowings at December 31, 2008 were £1,793 million compared with £1,036 million at December 31, 2007. This reflects the net cash inflow of £54 million, exchange conversion losses of £816 million, including the £468 million on long-term borrowings identified above, and £354 million in respect of a US$2 billion net investment hedge of the currency exposure of the net investments in the US operations.

        Core structural borrowings at December 31, 2008 included £1,761 million at fixed rates of interest with maturity dates ranging from 2009 to perpetuity. Of the core borrowings, £1,232 million were denominated in US dollars, to hedge partially the currency exposure arising from the Group's investment in Jackson.

        Prudential has in place an unlimited global commercial paper program. At December 31, 2008, commercial paper of £278 million, US$916 million, €359 million and CHF10 million has been issued under this program. Prudential also has in place a £5,000 million medium-term note (MTN) program. At December 31, 2008, subordinated debt outstanding under this program was £435 million and €520 million, and senior debt outstanding was £200 million and US$12 million. In addition, the parent company has access to £1,600 million committed revolving credit facilities, provided by 15 major international banks, renewable between December 2010 and February 2012, and an annually renewable £500 million committed securities lending liquidity facility. Apart from a small drawdown to test the process, these facilities have not been drawn on during the year, and there are no amounts outstanding under the committed credit facilities at December 31, 2008. The commercial paper program, the MTN program, the committed revolving credit facilities and the committed securities lending liquidity facility are all available for general corporate purposes and to support the liquidity needs of the parent company.

        Prudential plc has strong debt ratings from Moody's, Standard & Poor's and Fitch. As at March 31, 2009 Prudential's long-term senior debt is rated A2 (negative outlook), A+ (stable outlook) and A+ (negative outlook) from Moody's, Standard & Poor's and Fitch respectively, while short-term ratings are P-1, A-1 and F1+.

  Securities lending and reverse repurchase agreements

        The Group has entered into securities lending (including repurchase agreements) whereby blocks of securities are loaned to third parties, primarily major brokerage firms. The amounts above the fair value of the loaned securities required to be held as collateral by the agreements depend on the quality of the collateral, calculated on a daily basis. The loaned securities are not removed from the Group's consolidated balance sheet, rather they are retained within the appropriate investment classification. Collateral typically consists of cash, debt securities, equity securities and letters of credit. At December 31, 2008, the Group had lent £12,617 million (2007: £17,172 million) (of which £9,701 million (2007: £11,461 million) was lent by the PAC with-profits fund) of securities and held collateral under such agreements of £13,497 million (2007: £18,125 million) (of which £9,924 million (2007: £12,105 million) was held by the PAC with-profits fund).

        At December 31, 2008, the Group had entered into reverse repurchase transactions under which it purchased securities and had taken on the obligation to resell the securities for the purchase price of £588 million (2007: £1,361 million), together with accrued interest.

  Collateral and pledges under derivative transactions

        At December 31, 2008, the Group had pledged £1,154 million (2007: £260 million) for liabilities and held collateral of £829 million (2007: £292 million) in respect of over-the-counter derivative transactions.

  Insurance Groups Directive

        As at December 31, 2008, Prudential met the requirements of the Insurance Groups Directive ("IGD"). The Insurance Groups Directive is discussed in greater detail in Item 4, "Information on the Company—Group Risk Framework" and "Information on the Company—UK Supervision and Regulation".

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

  •
  equity index futures contracts, equity index call and put options, put spreads and knock out put options which are used to hedge Jackson's obligations associated with its issuance of fixed indexed immediate and deferred annuities and certain variable annuity guarantees. These annuities and guarantees contain embedded options which are fair valued for financial reporting purposes;

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

        Jackson has unfunded commitments of £400 million and £24 million related to its investments in limited partnerships and commercial mortgage loans, respectively, at December 31, 2008. These reflect on demand contractual commitments to fund further investments.

Contractual Obligations

        Contractual obligations with specified payment dates at December 31, 2008 were as follows:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	£m	£m	£m	£m	£m
Policyholder liabilities(a)	358,904	17,895	34,133	34,300	272,576
Long-term debt	6,243	2,105	209	710	3,219
Capital lease obligations	100	5	22	—	73
Operating lease obligations	425	86	100	99	140
Purchase obligations(b)	425	425	—	—
Obligations under funding, securities lending and sale and repurchase agreements	5,572	5,572	—	—	—
Other long-term liabilities(c)	4,304	4,009	126	48	121

Total	375,973	30,097	34,590	35,157	276,129

Reconciliation to balance sheet:	£m	£m
Total contractual obligations per above		375,973
Difference between policyholder liabilities per above (based on undiscounted cash flows) and total policyholder liabilities and unallocated surplus of with-profits funds per balance sheet:
Total policyholder liabilities and unallocated surplus of with-profits funds per balance sheet	182,391
Policyholder liabilities (undiscounted) per above	(358,904)	(176,513)

Other short-term/non-contractual obligations:
Current tax liabilities	842
Deferred tax liabilities	3,229
Accruals and deferred income	630
Other creditors (excluding capital and operating lease obligations and purchase obligations)	1,496
Derivative liabilities	4,832
Other liabilities	890	11,919

Other items		(950)

Total liabilities per balance sheet		210,429

(a)
Amounts shown in respect of policyholder liabilities represent estimated undiscounted cash flows for the Group's life assurance contracts. In determining the projected payments, account has been taken of the contract features, in particular that the amount and timing of policyholder benefit payments reflect either surrender, death, or contract maturity. In addition, the undiscounted amounts shown include the expected payments based on assumed future investment returns on assets backing policyholder liabilities. The projected cash flows exclude the unallocated surplus of with-profits funds. At December 31, 2008, on the IFRS basis of reporting the unallocated surplus was £8,414 million. The unallocated surplus represents the excess of assets over liabilities, including policyholder "asset share" liabilities, which reflect the amount payable under the realistic Peak 2 reporting regime of the FSA. Although accounted for as a liability, as permitted by IFRS 4, there is currently no expected payment date for the unallocated surplus.

(b)
Comprising unfunded commitments for investments in limited partnerships of £400 million, unfunded commitments related to mortgage loans of £24 million and commitments to purchase and develop investment properties of £1 million.

(c)
Amounts due in less than one year include amounts attributable to unit holders of consolidated unit trusts and similar funds of £3,843 million.

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

        At December 31, 2008 and 2007, Prudential Assurance's long-term fund assets in excess of its capital requirements were £5,819 million and £26,866 million, respectively. The "with-profits insurance capital component" of the enhanced capital requirement, at December 31, 2008, amounted to £1,062 million (2007: £16,369 million).

M&G

        The principal liquidity source for M&G is fee income for managing retail, institutional and the internal investment funds of Prudential's UK operations. The principal liquidity requirements are for operating expenses and to facilitate the investment activities of Prudential Capital as referred to in note E2 to the consolidated financial statements. Amounts are distributed to the parent company after considering capital requirements. Capital requirements are driven by the regulatory stipulations based on fixed operating expenses and other operating considerations. At December 31, 2008, M&G met the relevant regulatory requirements.

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

        Liquidity requirements are principally for purchases of new investments and businesses, repayment of principal and interest on intercompany debt, payments of interest on surplus notes, funding of insurance product liabilities, including payments for policy benefits, surrenders, maturities and new policy loans and funding of expenses, including payment of commissions, operating expenses and taxes. At December 31, 2008, Jackson's outstanding notes and bank debt included:

  •
  $150 million of short-term notes maturing in 2009,

  •
  $33.4 million of collateralized loans maturing in 2009,

  •
  $6 million of non-investment grade debt issued by variable interest entities maturing in the period between 2011 and 2016,

  •
  $250 million of surplus notes maturing in 2027.

        Significant increases in interest rates and disintermediation can create sudden increases in surrender and withdrawal requests by policyholders and contract holders. Other factors that are not directly related to interest rates can also give rise to disintermediation risk, including but not limited to changes in ratings from rating agencies, general policyholder concerns relating to the life insurance industry (e.g., the unexpected default of a large, unrelated life insurer) and competition from other products, including non-insurance products such as mutual funds, certificates of deposit and newly developed investment products. Most of the life insurance, annuity and institutional products Jackson offers permit the policyholder or contract holder to withdraw or borrow funds or surrender cash values, although some include policy restrictions such as surrender charges and market value adjustments to discourage early withdrawal of policy and contract funds. At December 31, 2008, approximately $10.7 billion of policy and contract funds had no surrender charge or market value adjustment restrictions.

        Jackson uses a variety of asset-liability management techniques to provide for the orderly provision of cash flow from investments and other sources as policies and contracts mature in accordance with their normal terms. Jackson's principal sources of liquidity to meet unexpected cash outflows associated with sudden and severe increases in surrenders and withdrawals are its portfolio of liquid assets and its net operating cash flows. At December 31, 2008, the portfolio of cash, short-term investments and publicly traded bonds and equities amounted to $26.9 billion. Operating net cash inflows for Jackson in 2008 were $2.0 billion. Prudential believes that these liquidity sources are sufficient to satisfy the company's liquidity needs.

        At December 31, 2008, the statutory capital and surplus of Jackson was $3.7 billion, which was in excess of the requirements set out under Michigan insurance law. As described in Item 4, "Information on the Company—Supervision and Regulation of Prudential—US Supervision and Regulation", Jackson is also subject to risk-based capital guidelines that provide a method to measure the adjusted capital that a life insurance company should have for regulatory purposes, taking into account the risk characteristics of the Company's investments and products. At December 31, 2008, Jackson's total risk based capital ratio under the National Association of Insurance Commissioners' definition exceeded model act standards.

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

        Net cash inflows (outflows) in 2008 were £1,144 million from operating activities, £(229) million from investing activities, and £(461) million from financing activities. In 2007, net cash inflows (outflows) were £1,138 million from operating activities, £(719) million from investing activities, and £(579) million from financing activities. In 2006, net cash inflows (outflows) were £2,209 million from operating activities, £(102) million from investing activities, and £(522) million from financing activities.

        The Group held cash and cash equivalents of £5,955 million at December 31, 2008 compared with £4,951 million and £5,071 million at December 31, 2007 and 2006, respectively.

 Item 6. Directors, Senior Management and Employees

        The Prudential Board consists of 15 directors as at March 31, 2009. Since January 2008, the following Board changes have taken place: Tidjane Thiam was appointed as an executive director on March 25, 2008, and Harvey McGrath was appointed as a non-executive director on September 1, 2008. Philip Broadley ceased to be a director with effect from the close of the Annual General Meeting on May 15, 2008, and Sir David Clementi ceased to be a director and Chairman of the Board on December 31, 2008 and was succeeded as Chairman by Harvey McGrath with effect from January 1, 2009. On March 19, 2009 Prudential announced that Tidjane Thiam will succeed Mark Tucker as Group Chief Executive with effect from October 1, 2009, and on April 27, 2009 Prudential announced that Nicolaos (Nic) Nicandrou will succeed Tidjane Thiam as Chief Financial Officer. Nic Nicandrou joins Prudential from Aviva, where he had worked for eleven years in a number of senior financial roles, including Norwich Union Life Finance Director and Board Member, Aviva Group Financial Control Director, Aviva Group Financial Management and Reporting Director and CGNU Group Financial Reporting Director. Nic Nicandrou's date of appointment as a director will be confirmed in due course.

        Set forth below are the names, ages, positions, business experience and principal business activities performed by the current directors of Prudential, as well as the dates of their initial appointment as directors. Ages given are as at March 31, 2009.

Harvey McGrath (Age 57)
Chairman and Chairman of the Nomination Committee

        Harvey McGrath has been an independent non-executive director of Prudential since September 1, 2008, and became Chairman and Chairman of the Nomination Committee on January 1, 2009. Harvey has a long and distinguished career in the international financial services industry. He started his career at Chase Manhattan Bank in London and New York. From 1980 to 2007 he worked for Man Group plc starting as Treasurer, then Finance Director, then President of Man Inc. in New York, before being appointed as Chief Executive of Man Group in London in 1990, and then Chairman in 2000. He left Man Group in 2007.

        Harvey is also Chairman of the London Development Agency, which works for the Mayor of London, coordinating economic development and regeneration across the capital, and Vice Chairman of the London Skills and Employment Board, which is tasked with developing a strategy for adult skills in London. He is the former Chairman of both London First and the East London Business Alliance, and a Member of the International Advisory Board of the School of Oriental and African Studies.

        Harvey is a trustee of a number of charities including New Philanthropy Capital, a research based charity which gives advice and guidance to donors and charities; the Royal Anniversary Trust which operates the Queen's Anniversary Prizes for Higher and Further Education; ISS, which protects the rights and welfare of children and vulnerable adults across borders; icould, an online careers resource; and the Prince's Teaching Institute, which promotes subject based professional development for teachers.

Mark Tucker ACA (Age 51)
Group Chief Executive (until September 30, 2009)

        Mark Tucker was re-appointed as an executive director of Prudential in May 2005, when he also became Group Chief Executive. From May 2004 to March 2005 he was Group Finance Director, HBOS plc and director of Halifax plc. Previously, Mark was an executive director of Prudential from 1999 to 2003, and from 1993 to 2003 he was Chief Executive of Prudential Corporation Asia, and also held senior positions in Prudential's businesses in the UK and US. Mark first joined Prudential in 1986, having previously been a tax consultant at PriceWaterhouse UK in London.

Tidjane Thiam (Age 46)
Chief Financial Officer (until September 30, 2009)
Group Chief Executive (from October 1, 2009)

        Tidjane Thiam has been an executive director of Prudential and Chief Financial Officer since March 25, 2008, and will succeed Mark Tucker as Group Chief Executive with effect from October 1, 2009. He was previously Chief Executive Officer, Europe at Aviva, where he also held successively the positions of Group Strategy and Development Director and Managing Director, Aviva International. Prior to that, Tidjane was a partner with McKinsey & Company in France and one of the leaders of their Financial Institutions practice, focusing on insurance companies and banks. Earlier in his career, he spent a number of years in Africa where he was Chief Executive and then Chairman of the National Bureau for Technical Studies and Development in Cote d'Ivoire and a cabinet member as Minister of Planning and Development. He is a non-executive director of Arkema in France, a member of the Council of the Overseas Development Institute (ODI) in London and a sponsor of Opportunity International, a charity focusing on microfinance in developing countries.

Clark Manning FSA MAAA (Age 50)
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

Michael McLintock (Age 48)
Executive director

        Michael McLintock has been an executive director of Prudential since September 2000. He is also Chief Executive of M&G, a position he held at the time of M&G's acquisition by Prudential in 1999. Michael joined M&G in 1992. He previously also served on the board of Close Brothers Group plc as a non-executive director (2001-2008). Since October 2008 he has been a Trustee of the Grosvenor Estate.

Nick Prettejohn (Age 48)
Executive director

        Nick Prettejohn has been an executive director of Prudential and Chief Executive, Prudential UK & Europe since January 2006. He is also a board member of the ABI, Chairman of the Financial Services Practitioner Panel (having previously been Deputy Chairman), and a board member of the Royal Opera House. Previously, he was Chief Executive of Lloyd's of London from 1999 until 2005. Nick joined the Corporation of Lloyd's in 1995 as Head of Strategy, and played a key role in the Reconstruction and Renewal process, which reorganized Lloyd's after the losses of the late 1980s and early 1990s. Following the successful completion of the reorganization in 1996, he became Managing Director of Lloyd's Business Development Unit and in 1998, he also assumed responsibility for Lloyd's North America business unit. Prior to his appointment to Lloyd's, Nick was responsible for corporate strategy at National Freight Corporation plc, and prior to that he was a partner at management consultants Bain and Co and a director of private equity company Apax Partners.

Barry Stowe (Age 51)
Executive director

        Barry Stowe has been an executive director of Prudential since November 2006, and Chief Executive, Prudential Corporation Asia since October 2006. He has also been a director of the Life Insurance Marketing Research Association (LIMRA) and the Life Office Management Association (LOMA) since October 2008. Previously, Barry was President, Accident & Health Worldwide for AIG Life Companies. He joined AIG in 1995, and prior to that was President and CEO of Nisus, a subsidiary of Pan-American Life, from 1992-1995. Before joining Nisus, Barry spent 12 years at Willis Corroon in the US.

Sir Winfried Bischoff (Age 67)
Non-executive director

        Sir Winfried Bischoff has been a non-executive director of Prudential since August 2, 2007. Sir Win has been Chairman of Citi Europe and a Member of The Management, Operating and Business Heads Committees of Citigroup Inc. since May 2000. He was also a director of Citigroup Inc. until April 21, 2009, and was Acting Chief Executive Officer from November to December 2007, and Chairman from December 2007 until February 23, 2009. In addition, Sir Win is Chairman of the European Advisory Board of Citigroup Inc. and a member of the Citigroup Inc. International Advisory Board, and has been a non-executive director of The McGraw-Hill Companies, New York since October 1999 and of Eli Lilly and Company, Indianapolis since June 2000. Prior to that, Sir Win joined the Company Finance Division of J. Henry Schroder & Co. Limited, London, in 1966 and in 1971, he was appointed as Managing Director of Schroders Asia Limited, Hong Kong. He returned to London in January 1983, and was appointed Chairman of J. Henry Schroder & Co. in October 1983. Sir Win was appointed Group Chief Executive of Schroders plc in December 1984 and as Chairman of Schroders plc in May 1995, until the acquisition of the investment banking business of Schroders by Citigroup Inc. in May 2000. In addition, Sir Win was a non-executive director of Cable and Wireless plc from 1991 and Deputy Chairman from 1995 to 2003. His other non-executive directorships included: IFIL Finanziaria di Partecipazioni SpA, Italy (1999-2004), Siemens Holdings Plc (2001-2003), Land Securities Plc (1999-2008) and Akbank T.A.S. (2007-2008).

Keki Dadiseth FCA (Age 63)
Non-executive director and member of the Remuneration Committee

        Keki Dadiseth has been a non-executive director of Prudential since April 2005. During 2006, he was appointed as a non-executive director of ICICI Prudential Life Assurance Company Limited and ICICI Prudential Trust Limited. He is also a member of the Advisory Board of Marsh & McLennan Companies Inc. and an International Advisor to Goldman Sachs. In addition, Keki is a director of Nicholas Piramal Limited, Siemens Limited, Britannia Industries Limited and The Indian Hotels Company Limited, all quoted on the Bombay Stock Exchange. He is also a director of the Indian School of Business and acts as a trustee of a number of Indian charities. Before he retired from Unilever in 2005, Keki was Director, Home and Personal Care, responsible for the HPC business of Unilever worldwide, a Board member of Unilever PLC and Unilever N.V. and a member of Unilever's Executive Committee. He joined Hindustan Lever Ltd in India in 1973.

Michael Garrett (Age 66)
Non-executive director and member of the Remuneration Committee

        Michael Garrett has been a non-executive director of Prudential since September 2004. He worked for Nestlé from 1961, becoming Head of Japan (1990 - 1993), and then Zone Director and Member of the Executive Board, responsible for Asia and Oceania, and in 1996 his responsibilities were expanded to include Africa and the Middle East. Michael retired as Executive Vice President of Nestlé in 2005. He served the Government of Australia as Chairman of the Food Industry Council and as a Member of the

Industry Council of Australia, and was also a member of the Advisory Committee for an APEC (Asia-Pacific Economic Cooperation) Food System, a Member of The Turkish Prime Minister's Advisory Group and the WTO (World Trade Organization) Business Advisory Council in Switzerland. Michael remains a director of Nestlé in India, and was appointed Chairman of the Evian Group in 2001, a think tank and forum for dialogue promoting free trade. He also serves as a non-executive director on the Boards of the Bobst Group in Switzerland, Hasbro Inc. in the USA, and Gottex Fund Management Holdings Limited in Guernsey. In addition, he is a member of the Finance and Performance Review Committee of The Prince of Wales International Business Leaders Forum (IBLF), as well as a Member of the Swaziland International Business Advisory Panel under the auspices of the Global Leadership Foundation (GLF) London.

Ann Godbehere FCGA (Age 53)
Non-executive director and member of the Audit Committee

        Ann Godbehere has been a non-executive director of Prudential since August 2007, and has been a member of the Audit Committee since October 2007. She began her career in 1976 with Sun Life of Canada, joining Mercantile & General Reinsurance Group in 1981, where she held a number of management roles rising to Senior Vice President and Controller for life and health and property/casualty businesses in North America in 1995. In 1996, Swiss Re acquired Mercantile & General Reinsurance Group, and Ann became Chief Financial Officer of Swiss Re Life & Health, North America. In 1997, she was made Chief Executive Officer of Swiss Re Life & Health, Canada. She moved to London as Chief Financial Officer of Swiss Re Life & Health Division in 1998 and joined the Property & Casualty Business Group, based out of Zurich, as Chief Financial Officer on its establishment in 2001. From 2003 until February 2007 Ann was Chief Financial Officer of the Swiss Re Group. Ann is also a non-executive director of UBS AG, Ariel Holdings Limited, Atrium Underwriting Group Limited and Atrium Underwriting Limited. In 2008 and until January 2009 Ann was Chief Financial Officer and Executive Director of Northern Rock.

Bridget Macaskill (Age 60)
Non-executive director, Chairman of the Remuneration Committee, and member of the Nomination Committee

        Bridget Macaskill has been a non-executive director of Prudential since September 2003. Bridget rejoined the Board of Prudential having previously resigned due to a potential conflict of interest in 2001. She has been a member of the Remuneration Committee since 2003 and became Chairman of the Remuneration Committee in May 2006. Bridget joined Arnhold and S. Bleichroeder Advisers, LLC, a US based investment management firm, as President and Chief Operating Officer in February 2009. She is also a trustee of the TIAA-CREF funds and was previously a non-executive director of Fannie Mae (2005-2008), Scottish & Newcastle PLC (2004-2008) and J Sainsbury Plc (2002-2006). Prior to that she spent 18 years at OppenheimerFunds Inc, a major New York based investment management company, the final 10 years of which she was Chief Executive Officer.

Kathleen O'Donovan ACA (Age 51)
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

James Ross (Age 70)
Senior Independent Non-executive Director and member of the Remuneration and Nomination Committees

        James Ross has been a non-executive director since May 2004 and the Senior Independent Director since May 2006. He is also a non-executive director of Schneider Electric in France and Chairman of the Leadership Foundation for Higher Education and of the Liverpool School of Tropical Medicine. James was previously a non-executive director of McGraw Hill and Datacard Inc in the United States, and prior to that Chairman of National Grid plc and Littlewoods plc. He was also Chief Executive of Cable and Wireless plc and Chairman and Chief Executive of BP America Inc., and a Managing Director of the British Petroleum Company plc.

Lord Turnbull KCB CVO (Age 64)
Non-executive director and member of the Audit Committee

        Lord Turnbull has been a non-executive director of Prudential since May 2006, and a member of the Audit Committee since January 2007. He entered the House of Lords as a Life Peer in 2005. In 2002, he became Secretary of the Cabinet and Head of the Home Civil Service until he retired in 2005. Prior to that, he held a number of positions in the civil service, including Permanent Secretary at HM Treasury; Permanent Secretary at the Department of the Environment (later Environment, Transport and the Regions); Private Secretary (Economics) to the Prime Minister; and Principal Private Secretary to Margaret Thatcher and then John Major. He joined HM Treasury in 1970. Lord Turnbull is Chairman of BH Global Limited and a non-executive director of Frontier Economics Limited and The British Land Company PLC, and was formerly a non-executive director of the Arup Group (2006-2007). He also works part-time as a Senior Adviser to the London partners of Booz and Co (UK).

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

Service Contracts

Chairman's letter of appointment and benefits

        Sir David Clementi was Chairman during 2008. He was paid an annual fee and had a contractual notice period of 12 months by either party. He participated in a medical insurance scheme, had life assurance cover of four times his annual fees in lieu of death in service benefits and had the use of a car and driver. He was entitled to a supplement to his fees, intended for pension purposes. He was not a member of any Group pension scheme providing retirement benefits. His annualized fee as at January 1, 2008 was £520,000 and his pension allowance was 25 per cent of his fees.

        Harvey McGrath joined as a non-executive director on September 1, 2008 and became Chairman from January 1, 2009. He is paid an annual fee and has a contractual notice period of 12 months by either party. He is entitled to participate in a medical insurance scheme and to the use of a car and driver but did not take up either of these benefits in 2008. He is provided with life assurance cover of four times his annual fees in lieu of death in service benefit. He is not a member of any Group pension scheme providing retirement benefits. His annualized fee is £500,000 which is fixed for three years. He is not paid a pension allowance.

Group Chief Executive appointment

        Mark Tucker is leaving Prudential on September 30, 2009 and Tidjane Thiam will become Group Chief Executive from October 1, 2009. The remuneration arrangements which will apply to Mark Tucker following his resignation and Tidjane Thiam on his appointment are included below.

Directors' service contracts and letters of appointment

        Executive directors have contracts that terminate on their normal retirement date. The normal retirement date for the executive directors except Clark Manning and Barry Stowe is the date of their 65th birthday. The normal retirement date for Clark Manning and Barry Stowe is the date of their 60th birthday.

        The normal notice of termination the Company is required to give executive directors is 12 months. Accordingly, in normal circumstances the director would be entitled to one year's salary and benefits in respect of the notice period on termination. Additionally, outstanding awards under annual and long-term incentive plans will vest depending on the circumstances and according to the rules of the plans. When considering any termination of a service contract, the Remuneration Committee will have regard to the specific circumstances of each case, including a director's obligation to mitigate his loss. Payments would be phased over the notice period.

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

Compensation

        In 2008 the aggregate compensation that Prudential paid or accrued to all Prudential plc directors was £13,058,041 including performance related bonuses paid to executive directors and aggregate pension contributions of £1,027,267 and provision for future benefits.

Remuneration

	Salary/ Fees	Bonus	Benefits*	Cash supplements for pension purposes**	Total Emoluments 2008	Value of releases from LTIPs in respect of performance periods ending December 31, 2008****
	£000	£000		£000	£000	£000
Chairman
Sir David Clementi(1)	538	—	43	134	715

Executive directors
Philip Broadley (until May 15, 2008)(2)	236	118	22	64	440	655
Clark Manning(3)	567	1,177	24	—	1,768	929
Michael McLintock(4)	320	1,780	54	—	2,154	881
Nick Prettejohn(5)	650	650	59	85	1,444	577
Barry Stowe(6,7)	550	337	182	138	1,207	—
Tidjane Thiam (from March 25, 2008)(8,9 & 10)	505	650	59	30	1,244	—
Mark Tucker	975	942	66	244	2,227	1,297

Total executive directors	3,803	5,654	466	561	10,484	4,339

Non-executive directors
Sir Winfried Bischoff (from August 2, 2007)	63				63
Keki Dadiseth(11)	73				73
Michael Garrett	73				73
Ann Godbehere	81				81
Bridget Macaskill	86				86
Harvey McGrath (From September 1, 2008)(12)	167				167
Kathleen O'Donovan	108				108
James Ross	101				101
Lord Turnbull	81				81

Total non-executive directors	833				833

Overall total	5,174	5,654	509	695	12,032	4,339

*
Benefits include, where provided, cash allowances for cars, the use of a car and driver, medical insurance, security arrangements and expatriate benefits.

**
Pension supplements that are paid in cash are included in the table. The policy on pensions is described in the section on Pension arrangements on page 192. The pension arrangements for current executive directors are described in the section on Directors' pensions and life assurance on page 199.

***
Value of LTIP releases is the total of cash paid plus, for shares released, the value of the released shares based on the share price at December 31, 2008. All executive directors participate in long-term incentive plans and the details of releases for awards with a performance period ending December 31, 2008 are provided in the footnotes to the table on share awards on pages 194 to 196. Executive directors' participation in all-employee plans are detailed on page 199.

Notes:

1.
David Clementi was Chairman until December 31, 2008 and remained an employee until January 31, 2009.

2.
Philip Broadley resigned in 2007. In view of his flexibility in agreeing a leaving date after the 2008 Annual General Meeting and for his agreement to act as a consultant for six months post his date of leaving, he was provided with the following:

•
a total payment of £507,105 paid in two tranches in June and December 2008;

•
medical insurance and life assurance cover for six months after his leaving date;

•
treatment as a "good leaver" in respect of his outstanding share awards. The deferred share awards under his 2006 and 2007 annual incentive plans were released on his leaving. His outstanding long-term incentive awards will vest according to the rules of the plans in the same way as other recipients of awards, but pro-rated where appropriate for the time worked during the performance period.

  All of these payments after June 2008 were subject to his continuing to be available for consultancy for six months after his leaving date and subject to his compliance with non-solicitation and confidentiality conditions.

3.
Clark Manning's bonus figure excludes a contribution of $13,800, from a profit sharing plan, which has been made into a 401K retirement plan. This is included in the table on pension contributions on page 200.

4.
For Michael McLintock a deferred share award from the 2008 annual bonus valued at £640,000 has been made. This is included in the 2008 bonus figure.

5.
For Nick Prettejohn a deferred share award from the 2008 annual bonus valued at £325,000 has been made. This is included in the 2008 bonus figure.

6.
For Barry Stowe a deferred share award from the 2008 annual bonus valued at £62,013 has been made. This is included in the 2008 bonus figure.

7.
Barry Stowe's benefits primarily relate to his expatriate status including costs of £91,829 related to housing, £34,113 for children's education and £21,165 for home leave.

8.
On appointment, Tidjane Thiam was provided with a guarantee that his 2008 bonus would not be less than 100 per cent of salary.

9.
For Tidjane Thiam a deferred share award from the 2008 annual bonus valued at £325,000 has been made. This is included in the 2008 bonus figure.

10.
In addition to the 2008 bonus disclosed in the table above, Tidjane Thiam received a payment of £650,631 to compensate for the loss of 2007 bonus and in lieu of 2005 awards which were due to vest in March 2008.

11.
Keki Dadiseth was paid allowances totaling £12,063 in 2008 in respect of his accommodation expenses in London whilst on the Company's business, in lieu of reimbursing hotel costs as is the usual practice for directors who are not resident in the UK.

12.
Harvey McGrath joined Prudential on September 1, 2008 and became Chairman on January 1, 2009.

2009 remuneration structure for executive directors

        The following table summarizes the remuneration structure for each executive director for 2009. Incentive award levels are unchanged from 2008.

        The arrangements for Tidjane Thiam's 2009 reward and the remuneration policy which will apply after he becomes Group Chief Executive are set out in the next section.

					Long Term Incentives
						Business Unit Performance Plan
			Annual Incentive Plan		Group Performance Share Plan
		Annual Salary from January 1, 2008
Director	Role		Maximum		Maximum	Maximum
Clark Manning(1)	Jackson President & CEO	$1,050,000	c320%		230%	230%
Michael McLintock(2)	Chief Executive M&G	£320,000	—	(2)	100%	— (2)
Nick Prettejohn	CEO UK	£650,000	110%		130%	130%
Barry Stowe	CEO Asia	£550,000	110%		130%	130%
Tidjane Thiam(3)	Chief Financial Officer	£650,000	110%	(4)	160% (3)	n/a
Mark Tucker(5)	Group Chief Executive	£975,000	125%	(5)	n/a	n/a (5)

Notes:

(1)
Clark Manning's annual bonus figure includes a notional figure for his 10 per cent share of the Jackson senior management bonus pool based on the performance of Jackson.

(2)
Michael McLintock's annual bonus is based on M&G's performance both in absolute terms and relative to its peers with bonus amounts determined by an assessment of market competitive rewards for median and superior performance. In line with practice in the asset management sector there is no specified maximum annual bonus award. Total remuneration is subject to an overriding cap such that his total remuneration should not be greater than three per cent of M&G's annual IFRS profits.

(3)
As part of his appointment terms, Tidjane Thiam was provided with the following:

•
to compensate for the loss of 2007 bonus, a cash payment of £325,000 on joining and an award of shares deferred for three years with a value of £325,000;

•
a guarantee that his bonus for 2008 would not be less than 100 per cent of his salary. Any amount of the 2008 bonus paid which is greater than 50 per cent of his salary will be awarded in shares which are deferred for three years;

•
for 2008, a double award of 320 per cent of his salary under the Group Performance Share Plan (Group PSP);

•
in order to compensate for the loss of outstanding deferred share awards under annual incentive plans and long-term awards with his previous employer:

•
a cash sum on joining in lieu of the 2005 awards which were due to vest in March 2008; and

•
restricted share awards, in lieu of his 2006 and 2007 awards, without performance measures which will vest in March 2009 and 2010, respectively.

(4)
This maximum annual bonus will apply on a pro-rated basis for 2009 (see section on Tidjane Thiam's arrangements on page 186).

(5)
Mark Tucker's 2009 annual bonus will be pro-rated based on his period of employment during the year. No 2009 long-term incentive award will be made (his 2008 Group Performance Share Plan award was 200 per cent of basic salary).

Mark Tucker

        No special remuneration arrangements have been put in place following Mark Tucker's resignation.

        Mark Tucker will continue to receive his basic salary, pension contribution and other benefits under the terms of his contract until September 30, 2009. His annual bonus for 2008 has been paid fully in cash and he will receive a pro-rated bonus for 2009 (9/12ths) based on his length of service during the year. He will receive no long term incentive plans ("LTIP") award in 2009.

        After Mark Tucker leaves, the deferred share awards in connection with his 2007 and 2008 bonus will be released in accordance with the scheme rules. His 2007 and 2008 LTIP awards under the Group Performance Share Plan (the "Group PSP") will vest at the end of the relevant 3 year performance period pro-rated for service, 33/36ths and 21/36ths respectively. Vesting will remain dependent on performance achieved over the performance periods to December 31, 2009 and December 31, 2010. Any shares which vest will be released at the same time as for all other participants in the Group PSP.

Tidjane Thiam

        Tidjane Thiam's remuneration arrangements as Group Chief Executive from October 1, 2009 will be as follows:

		Annual Incentive Plan	Group Performance Share Plan
	Annual Salary from October 1, 2009
Director		Maximum	Maximum
Tidjane Thiam	£875,000	180%	300%

        Tidjane Thiam's 2009 annual bonus will be based on the performance measures described in the section on "Performance measures in 2009 annual bonus plans". His current maximum bonus for his role as Chief Financial Officer is 110 per cent. His total bonus for 2009 will be determined by considering the period of time in the two roles performed in 2009, taking into account any handover period required, the performance of Prudential and the maximum award level for each role. There will be a compulsory deferral of 30 per cent of any bonus awarded for his CFO role and 50 per cent of any bonus awarded for his CEO role.

        Tidjane Thiam will continue to receive a supplement for pension purposes at 25 per cent of basic salary but will no longer receive a non pensionable car allowance of £10,000. All other benefits will remain unchanged.

        The shareholding requirement will be 2 times salary (see "Shareholding guidelines").

Remuneration policy in practice

        The table below sets out the purpose and practice for each element of remuneration for 2008 and 2009. Total remuneration for Prudential's executive directors is made up of the elements set out below. All elements are reviewed annually.

Element	Purpose	Measures	Practice
Total Compensation	Provides appropriate compensation structures and reward payouts which attract high-caliber executive directors	Compensation information on reward for executive directors in the relevant markets provides the background for compensation decisions by the Committee. Consideration is also given to remuneration arrangements and levels for the other Prudential employees in the relevant market	Total Compensation levels are compared with:
• Median of the FTSE 50 for executive directors whose remuneration is benchmarked against the UK market;
• Median of the LOMA data for insurance companies for the executive director based in the US;
• Median of fund management market data for the Chief Executive of M&G.

Element	Purpose	Measures	Practice
Salary	Provides part of the guaranteed element of remuneration necessary to recruit and retain the best people for our business	Scope of role and market position, as well as individual's contribution and experience, taking into account total remuneration, market movement of salaries in comparator organizations and salary increases for employees generally in the company.
Market position compared with companies of similar size and complexity to Prudential, for example from the FTSE 50 for UK-based remuneration, UK-based asset management companies for M&G and US insurers for US-based remuneration.	The Remuneration Committee reviews salaries annually. Any changes in basic salary for the Group Chief Executive and the executive directors are effective from 1 January.
The basic salaries of the executive directors or senior executives were not increased for 2009.
For other employees, basic salary increases around the Group will reflect the local market.
It is anticipated that the pay review for other employees will result in average increases of approximately 2.5 per cent in the UK, 3.5 per cent in Asia, and 3 per cent in the US.
Annual Bonus	Rewards the achievement of business results and individual objectives in a given year.
Group financial measures, Business unit financial measures and Individual contribution.

The proportions of the elements in the annual incentive plans are set out in the section on 'Performance measures in 2009 annual bonus plans'.
Executive directors have annual incentive plans based on the achievement of annual performance measures taken from the Company's business plans and individual contributions. Bonuses awarded are not pensionable.

The annual bonus for the Chief Executive of Jackson includes a 10 per cent share of a senior management bonus pool determined by the performance of Jackson for the year.
Deferrals from annual bonus awards	Provides a retention element from annual reward which helps alignment with shareholders' interests	A portion of bonus in the form of an award of shares deferred for three years
2009 bonus deferrals
The current Group Chief Executive leaves Prudential on September 30, 2009, hence any pro-rated bonus for 2009 will be paid fully in cash.
The new Group Chief Executive will be required to defer 50 per cent of any bonus awarded for this role post the date of appointment.

For the other executive directors, the deferral policy for 2009 bonus awards will be as follows:
• Chief Financial Officer and the Chief Executives of UK and Asia: deferral of 30 per cent of total bonus awarded. This results in an increased deferral at lower levels of bonus.
• Chief Executive of Jackson: 15 per cent of total bonus awarded. This represents a substantial increase in deferral. The deferral of any award made for 2010 onwards will be 30 per cent of total bonus.
• Chief Executive of M&G: deferral of 50 per cent of any award above £500,000. This deferral level is unchanged from 2008.

2008 bonus deferrals (where different from 2009):
• Group Chief Executive: deferral of bonus above 75 per cent of salary;
• Chief Financial Officer and the Chief Executives of UK and Asia: deferral of bonus above 50 per cent of salary;
• Chief Executive of Jackson: deferral of bonus above 100 per cent of salary excluding the payment from a Jackson senior management bonus pool.

Element	Purpose	Measures	Practice
Long-Term Incentive	Rewards related to achieving success for shareholders over a three year period	Group Performance Share Plan
For all executive directors: relative TSR performance against peer group.

Business plans:
For business unit executive directors:
BUPPs: Growth in SCV on an EEV basis.
M&G Executive LTIP: M&G profit and fund performance.	All executive directors are provided with awards under the share-based Group Performance Share Plan.
The Chief Executives of the Business Units also participate in plans designed to measure their Business Unit's contribution to the long term success of Prudential.
The Chief Executive of M&G participates in the cash-based M&G Executive LTIP.
The Chief Executives of UK, Asia and Jackson participate in long-term incentive plans relating to their businesses, the Business Unit Performance Plans. For 2009 onwards, awards were 100 per cent in shares to provide greater alignment with shareholders (previously, awards were 50 per cent shares/50 per cent cash).

Full details of the plans for the executive directors are set out in the section on 'Executive Directors' long-term incentive plans'.

Senior executives reporting to the executive directors also participate in LTIPs which in most cases are the same or similar, but plans have been tailored to business needs where appropriate.
Benefits	Provides another guaranteed element set at an appropriate level compared with peers	Determined by market comparison/practice.
Executive directors receive certain benefits for example participation in medical insurance schemes, a maximum 6 weeks holiday (an increase from 5 weeks in 2008 to align with other senior employees) and in some cases a cash car allowance and the use of a car and driver and security arrangements. No benefits are pensionable. Executive directors are entitled to participate in certain M&G investment products on the same terms as available to other members of staff.
Pension	Provides income in retirement	Determined by market comparison/practice. No new executive directors appointed since June 2003 participate in defined benefit pension plans.
It is the Company's policy to provide efficient pension vehicles to allow executive directors to save for their retirement and to make appropriate contributions to their retirement savings plans. The level of company contribution is related to competitive practice in the executive directors' employment markets.

The executive directors' pension arrangements and life assurance provisions are set out in the section on "Directors' pensions and life assurance".

Performance measures in 2009 annual bonus plans

        The 2009 annual bonus plans for all Prudential's executive directors except Michael McLintock include financial performance measures at a Group and business unit level based on:

  •
  IFRS profits;
  •
  EEV profits;
  •
  Operating cashflow; and
  •
  Insurance Groups Directive capital surplus position

        Michael McLintock's business unit annual bonus plan also includes performance measures based on growth in third party funds, M&G investment performance and M&G IFRS profit.

        The 2009 annual bonus plans also include personal performance measures that, when met, account for a percentage of an executive director's bonus. The following table sets forth the proportions that financial and personal performance measures respectively account for in the 2009 annual bonus plan for each executive director:

2009 Annual bonus plan	Financial performance measures		Personal performance measures
	Group	Business Unit
Clark Manning*	25%	65%	10%
Michael McLintock	10%	75%	15%
Nick Prettejohn	20%	60%	20%
Barry Stowe	20%	60%	20%
Tidjane Thiam	80%	—	20%
Mark Tucker	80%	—	20%
*
The proportions for Clark Manning's annual bonus include Clark Manning's share of the Jackson senior management bonus pool which is based on Jackson's financial performance. The proportions shown in the table incorporate a notional level for this pool, hence in any year the actual percentages may be very dependent on Jackson's performance.

        The proportions that financial and personal performance measures accounted for in the 2008 annual bonus plans were as above; however the performance measures for 2008 did not include the IGD capital surplus position.

Executive Directors' long term incentive plans

        All long-term incentive arrangements relating to executive directors have a performance period of three years. Shares released from all the company's long-term plans are currently purchased in the open market through a trust for the benefit of qualifying employees.

2009 Group Performance Share Plan ("Group PSP")—all executive directors

        The Group PSP delivers shares to participants subject to performance over a three-year period. The performance measure in 2009 is Total Shareholder Return ("TSR").

Group Total Shareholder Return

        Prudential's Total Shareholder Return performance is measured over the performance period compared with the TSR performance of an index comprised of peer companies. TSR is measured on a local currency basis which is considered to have the benefits of simplicity and directness of comparison. The vesting schedule is set out in the following table and graph. The unvested portion of any award lapses. The companies in the index for both the 2008 and 2009 awards are: Aegon, Allianz, Aviva, Axa, Friends Provident, Generali, ING, Legal & General, Manulife, Old Mutual and Standard Life.

Prudential's TSR relative to the index at the end of the performance period	Percentage of Award that vests
Less than index return	0%
Index return	25%
Index return × 110%	75%
Index return × 120%	100%

GROUP PERFORMANCE SHARE PLAN—TSR

Vesting of awards

        For any Group PSP award to vest, the Remuneration Committee must also be satisfied that the quality of the Company's underlying financial performance justifies the level of award delivered at the end of the performance period and may adjust the vesting level accordingly at its discretion.

        To ensure close alignment with our shareholders' long-term interests, participants receive the value of reinvested dividends over the performance period for those shares that vest.

Business Unit Performance Plan ("BUPP")

        For executive directors with regional responsibilities, the Business Unit Performance Plan delivers shares subject to performance over a three-year performance period.

        The performance measure under the BUPPs is Shareholder Capital Value ("SCV") which is shareholders' capital and reserves on a EEV basis (using the EEV Principles for reporting adopted by European insurance companies) for each regional business unit. Vesting depends on the increase in SCV over the performance period, and the required growth rates are different for each of Prudential's business regions to reflect the relative maturity of the markets and the different business environments. The vesting schedules which are the same as for previous BUPP awards are set out in the table below. The unvested portion of any award lapses.

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

M&G Executive Long-Term Plan—Michael McLintock

        Under the M&G Executive Long-Term Incentive Plan awards of phantom shares are made to Michael McLintock with a phantom share price at vesting which will be determined by the increase or decrease in M&G's IFRS profits over the three-year performance period, with a notional starting share price of £1.00.

        The number of phantom shares in the award depends on the performance of M&G in the financial year prior to the award being made and an assessment of Michael McLintock's contribution. Thus the base value of the award to be made in 2009 relates to the business performance in 2008. In recognition of M&G's strong performance in 2007, an award of 1,141,176 phantom shares of £1 with an anticipated value of £1,940,000 was made in 2008. Based on 2008 performance, an award of 2,282,353 phantom shares of £1 and an anticipated value of £1,940,000 was made in 2009.

        The number of phantom shares subject to the award will be adjusted at the end of the three-year performance period to take account of the performance of M&G both in terms of levels of profitability and maintaining strong fund investment performance as follows:

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

Investment Performance

  •
  Where investment performance over the three-year performance period is in the top two quartiles the number of phantom shares vesting will be enhanced. A sliding scale will apply up to 200 per cent of the annual award, which is awarded when top quartile performance is reached.

  •
  Awards will be forfeited if investment performance is in the fourth quartile, irrespective of any profit growth.

The value of the vested shares will be paid in cash after the end of the three-year performance period.

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

Pensions policy

        The Chief Executive of Jackson is eligible to participate in Jackson's Defined Contribution Retirement Plan, a qualified 401(k) retirement plan, on the same basis as all other US-based employees. Company matching contributions of 6 per cent of basic salary up to a maximum of $13,800 were made in 2008. He is also eligible to participate in the profit sharing element of the plan that provides eligible participants with an annual profit sharing contribution, depending on the financial results of Jackson for the plan year, with a maximum of 4 per cent of salary capped at $9,200 in 2008.

        The Chief Executive of Asia is eligible to receive a 25 per cent cash salary supplement for pension purposes.

        UK executive directors are offered a choice of a combination of HMRC approved pension schemes and/or cash supplementary payments. If an executive director opts to join one of the HMRC approved pension plans, participation is on the same basis as other employees who joined at the same date as the executive director in question. For defined benefit schemes, our policy is to retain a notional scheme earnings cap, set at £112,800 and £117,600 for the 2007/08 and 2008/09 tax years respectively. No employees with employment offers after June 30, 2003 are eligible for membership of any defined benefit schemes.

        For UK executive directors hired after June 30, 2003 the Company's policy is to provide a salary supplement of 25 per cent of salary. This includes, where relevant, any Company contributions to the staff defined contribution pension plan, which UK executive directors may choose to join. This plan has no salary cap.

Directors' shareholdings

Shareholding guidelines

        As a condition of serving, all executive and non executive directors are currently required to have beneficial ownership of 2,500 ordinary shares in the Company. This interest in shares must be acquired within two months of appointment to the Board if the director does not have such an interest upon appointment.

        Non-executive directors also use a proportion of their fees to purchase additional shares in the Company on a quarterly basis.

        Executive directors should have a substantial shareholding which should be built up over a period of five years. Shares earned and deferred under the annual incentive plan are included in calculating the executive director's shareholding.

        Until the guideline is met, at least half the shares released from long-term incentive awards after tax should be retained by the executive director.

Guideline Shareholding policy—after five years
Clark Manning	1 × salary
Michael McLintock *	2 × salary
Nick Prettejohn	1 × salary
Barry Stowe	1 × salary
Tidjane Thiam	1 × salary
Mark Tucker *	2 × salary

*
with an interim target of 1 × salary after three years

Executive directors' non-executive director earnings

        Executive directors who are released to serve as non-executive directors of other external companies retain the earnings resulting from such duties. In 2008, Tidjane Thiam earned 27,000 euros and Michael McLintock earned £38,333 from external companies. Other directors served as non-executive directors on the boards of companies in the educational and cultural sectors without receiving a fee for those services.

Directors' outstanding long-term incentive awards

Share-based long-term incentive awards

        The section below sets out the outstanding share awards under the Restricted Share Plan, the Group Performance Share Plan and the awards under additional long-term plans for the executive directors who run specific businesses.

Share rights granted under the share-based long term incentive plans

Plan name	Year of initial award	Conditional share awards outstanding at January 1, 2008	Conditional awards in 2008	Market price at date of original award	Releases or rights (options) granted upon vesting in 2008	Conditional share awards outstanding at December 31, 2008		Date of end of performance period (December 31)
		(Number of shares)	(Number of shares)	(pence)	(Number of shares)	(Number of shares)
Philip Broadley
Restricted Share Plan	2005	182,983		683.00	114,365	—	(1)	2007
Group Performance Share Plan	2006	170,127				170,127	(2)	2008
Group Performance Share Plan	2007	147,559				147,559		2009

		500,669			114,365	317,686

Clark Manning
Restricted Share Plan	2005	163,352		683.00	102,095	—	(1)	2007
Group Performance Share Plan	2006	241,415				241,415	(2)	2008
Business Unit Performance Plan (share element)	2006	120,707				120,707	(3)	2008
Group Performance Share Plan	2007	191,140				191,140		2009
Business Unit Performance Plan (share element)	2007	95,570				95,570		2009
Group Performance Share Plan	2008		182,262	674.50		182,262		2010
Business Unit Performance plan (share element)	2008		91,131	674.50		91,131		2010

		812,184	273,393		102,095	102,095

Michael McLintock
Restricted Share Plan	2005	58,555			36,597	—	(1)	2007
Group Performance Share Plan	2006	64,199				64,199	(2)	2008
Group Performance Share Plan	2007	52,040				52,040		2009
Group Performance Share Plan	2008		48,330	674.50		48,330		2010

		174,794	48,330		36,597	201,166

Nick Prettejohn
Group Performance Share Plan	2006	149,964				149,964	(2)	2008
Business Unit Performance Plan (share element)	2006	74,982				74,982	(2)	2008
Group Performance Share Plan	2007	130,071				130,071		2009
Business Unit Performance Plan (share element)	2007	65,035				65,035		2009
Group Performance Share Plan	2008		127,622	674.50		127,622		2010
Business Unit Performance Plan (share element)	2008		63,811	674.50		63,611		2010

		420,052	191,433			611,485

Barry Stowe
Group Performance Share Plan	2007	105,706				105,706		2009
Business Unit Performance Plan (share element)	2007	52,853				52,853		2009
Group Performance Share Plan	2008		107,988			107,988		2010
Business Unit Performance Plan (share element)	2008		53,994			53,994		2010

		156,559	161,982			320,541

Tidjane Thiam
Group Performance Share Plan	2008		314,147	674.50		314,147	(4)	2010

			314,147			314,147

Mark Tucker
Restricted Share Plan	2005	356,817		683.00	223,011	223,011	(1)	2007
Group Performance Share Plan	2006	337,044				337,044	(2)	2008
Group Performance Share Plan	2007	295,067				295,067		2009
Group Performance Share Plan	2008		294,512	674.50		294,512		2010

		988,928	294,512		223,011	1,149,634

Cash rights granted under the Business Unit Performance Plan

Plan name	Year of initial award	Conditional awards outstanding at January 1, 2008	Conditional awards in 2008	Payments made in 2008	Conditional awards outstanding at December 31, 2008		Date of end of performance period (December 31)
		£000	£000	£000	£000
Clark Manning
Business Unit Performance Plan (Cash element)	2006	577			577	(3)	2008
Business Unit Performance Plan (Cash element)	2007	624			624		2009
Business Unit Performance Plan (Cash element)	2008		652		652		2010
Nick Prettejohn
Business Unit Performance Plan (Cash element)	2006	374			374	(3)	2008
Business Unit Performance Plan (Cash element)	2007	400			400		2009
Business Unit Performance Plan (Cash element)	2008		423		423		2010
Barry Stowe
Business Unit Performance Plan (Cash element)	2007	325			325		2009
Business Unit Performance Plan (Cash element)	2008		358		358		2010

Restricted Share Plan awards

        For RSP awards in 2005, no rights were granted if the Company's TSR performance as ranked against the comparator group (those companies remaining out of the FTSE 100 at the beginning of the performance period) was at the 50th percentile or below. The maximum grant is made only if the TSR ranking of the Company is 20th percentile or above. Between these points, the size of the grant made is calculated on a straight line sliding scale. In normal circumstances, directors may take up their right to receive shares at any time during the following seven years.

2008 Awards

        The awards made under the Group Performance Share Plan and the Business Unit Performance Plan in respect of 2008 have a performance period from January 1, 2008 to December 31, 2010.

        In determining the 2008 conditional share awards the shares were valued at the average share price for the 30 days immediately following the announcement of Prudential's 2007 results, and the price used to determine the number of shares was 662.11 pence.

Group Performance Share Plan

        Awards under the Group Performance Share Plan are described on page 189.

Business Unit Performance Plan

        Awards under the 2008 Business Unit Performance Plan are described on page 190.

        The performance measures for awards for 2006 and 2007 were the same.

Notes: Performance levels under current awards at December 31, 2007:

Note	Plan	Award year	Performance levels under current awards at December 31, 2007
1	Restricted Share Plan	2005	The ranking of the Company's TSR at the end of the three-year performance period ending on December 31, 2007 was 30th out of the remaining 85 companies in the FTSE 100 (35th percentile) and as a result options over 62.5 per cent of the maximum number of shares in each award was made.
2	Group Performance Share Plan	2006
			At December 31, 2008 Prudential's TSR performance was 117 per cent of the TSR performance of the index. As a result, awards were made over 92.4 per cent of the maximum number of shares, resulting in 311,428 shares for Mark Tucker, 157,197 shares for Philip Broadley, 223,067 shares for Clark Manning, 59,319 shares for Michael McLintock, and 138,566 shares for Nick Prettejohn.
3	Business Unit Performance Share Plans	2006	At December 31, 2008 Shareholder Capital Value performance under the 2006 BUPPs was as follows:

	% growth SCV	Payout
Jackson	6.1%	nil
UK	1.2%	nil

4	Tidjane Thiam	For 2008 as part of the terms of appointment, a double award under the Group Performance Share Plan of 320 per cent of salary was made to Tidjane Thiam.

Business-specific cash-based long-term incentive plans

        Details of all outstanding awards under other cash-based long-term incentive plans up to and including 2008 are set out in the table below. The performance period for all awards is three years.

	Year of initial award	Face value of conditional awards outstanding at January 1, 2008	Conditionally awarded in 2008	Payments made in 2008	Face value of conditional awards outstanding at December 31, 2008	Date of end of performance period (December 31)
		£000	£000	£000	£000
Clark Manning
Business Cash LTIP	2005	1,400		2,385	—	2007

Michael McLintock
Phantom M&G options	2001	368		846	—	2003
Phantom M&G options	2002	368		1,306	—	2004
Phantom M&G options	2003	368		850	—	2005
Phantom M&G options	2004	368		780	—	2006
Phantom M&G options	2005	368			368	2007
Phantom M&G shares	2005	225		527	—	2007
Phantom M&G options	2006	368			368	2008
Phantom M&G shares	2006	225			225	2008
Phantom M&G shares	2007	1,333			1,333	2009
M&G Executive LTIP	2008		1,141		1,141	2010

Total cash payments made in 2008				6,694

Clark Manning

        In 2005 Clark Manning participated in a cash-based long-term plan that rewards the growth in appraisal value of Jackson. The award payout equals an initial award value adjusted by the change in the Prudential plc share price over the performance period. In order for any award to be made under the 2005 plan, the growth rate over the performance period must be greater or equal to eight per cent compound growth per annum. At this level of performance, the initial award value is US$864,240. If the on-target performance level of 11.5 per cent per annum compound is achieved the initial award value is doubled. If the annual growth rate is at least 17.5 per cent, the payout increases to a maximum of three times the initial award value. For performance between these points, payouts are on a straight line sliding scale.

        For the 2005 award the results led to a payment of US$4,416,308. The face values of the awards for Clark Manning have been converted at the average exchange rate for 2008 which was US$1.8518 = £1 (2007: US$2.0015 = £1).

Michael McLintock

        Michael McLintock's 2005 and 2006 cash long-term incentive awards were under the M&G Chief Executive Long-Term Incentive Plan that provides a cash reward through phantom M&G share awards and options. For these awards, the phantom share price at the beginning of the performance period was £1. The change in the phantom share price equals the change in M&G profit, modified up or down by the investment performance of M&G, over the performance period. For each year the face value of the share award was £225,000 and the phantom option award had a face value of £367,800. Provided the phantom share options have value, they may be exercised in part or in full during annual exercise periods after three to seven years from the start of the performance period.

        For the 2005 award the phantom share price at the end of the performance period was £2.34. This resulted in a payment from the phantom share award of £526,500 and a phantom option award of 367,800 units. Michael McLintock did not exercise any of these options. For the 2006 award, the phantom share price at the end of the performance period was £1.69. This resulted in a payment of £380,250 from the share element of the award.

        Under the rules of Michael McLintock's 2001 phantom option award, a payment of £845,940 was made at the end of the seven year exercise period.

        An award under the share element of the M&G Chief Executive Long-Term Incentive Plan with a face value of £1,333,000 was made in 2007.

        Following consultations with certain shareholders an award with a face value of £1,141,176 was made in 2008 under the M&G Executive Long-Term Incentive Plan, approved by shareholders at the AGM in 2008.

Other share awards

        The table below sets out the share awards that have been made to executive directors under their appointment terms and those deferred from annual incentive plan payouts. The values of the deferred share awards are included in the bonus and total figures in the Directors' remuneration table on page 183. The number of shares is calculated using the average share price over the three business days commencing on the day of the announcement of the Group's annual financial results for the relevant year. For the awards from the 2007 annual incentives, made in 2008, the average share price was 618.50 pence.

	Year of initial grant	Conditional share awards outstanding at January 1, 2008 (Number of shares)	Conditionally awarded in 2008 (Number of shares)	Scrip dividends accumulated (Number of shares)	Shares released in 2008 (Number of shares)	Conditional share awards outstanding at December 31, 2008 (Number of shares)		Date of end of restricted period	Shares released in 2008 (Number of shares)	Date of release	Market price at original date of award (pence)	Market price at date of vesting or release (pence)
Philip Broadley
Deferred 2005 annual incentive award[1]	2006	32,743		606	33,349	—	[1,2]	December 31, 2008	33,349	August 21, 2008	715.5	506.5
Deferred 2006 annual incentive award[1]	2007	31,868		590	32,452	—	[1,2]	December 31, 2009	32,548	August 21, 2008	723	506.5
Clark Manning
Deferred 2006 annual incentive award[1]	2007	9,324		276		9,600	[1,3]	December 31, 2009
Deferred 2007 annual incentive award[1]	2008		16,514	489		17,003	[1]	December 31, 2010
Michael McLintock
Deferred 2005 annual incentive award[1]	2006	86,874		2,580	89,454	—	[1]	December 31, 2008	89,454	December 31, 2008	715.5	416.5
Deferred 2006 annual incentive award[1]	2007	83,450		2,479		85,929	[1,4]	December 31, 2009
Deferred 2007 annual incentive award[1]	2008		103,811	3,084		106,895		December 31, 2010
Nick Prettejohn
Awards under appointment terms[8]	2006	5,500			5,500	—		October 31, 2008	5,500	October 31, 2008	627.5	315
Deferred 2006 annual incentive award[1]	2007	12,128		359		12,487		December 31, 2009
Deferred 2007 annual incentive award[1]	2008		49,898	1,482		53,380	[1,5]	December 31, 2010
Barry Stowe
Awards under appointment terms[9]	2006	7,088			7,008	—		May 1, 2008	7,008	May 1, 2008	702	697
		7,088				7,088		May 1, 2009
		28,706				28,706		September 1, 2009
		7,088				7,088		January 1, 2010
		2,110				2,110		May 1, 2010
Deferred 2007 annual incentive award[1]	2008		40,551	1,204		41,755	[1,6]	December 31, 2010
Tidjane Thiam
Awards under appointment terms[8]	2008		16,336			16,336		March 31, 2009
			41,148			41,148		March 31, 2009
			48,362			48,362		March 31, 2010
			41,135			41,135		March 31, 2010
			49,131			49,131		March 31, 2011
Mark Tucker
Deferred 2005 annual incentive award[1]	2006	38,125		1,132	39,257	—	[1]	December 31, 2008	39,257	December 31, 2008	715.5	416.5
Deferred 2006 annual incentive award[1]	2007	74,088		2,200		76,288	[1,7]	December 31, 2009
Deferred 2007 annual incentive award[1]	2008		73,576	2,185		75,761	[1,7]	December 31, 2010

1.
Under the annual bonus plans, the element of bonus for performance above specified levels are made in the form of a share award deferred for three years.

2.
Under the terms agreed on his leaving the company, the outstanding deferred awards to Philip Broadley have been released to him.

3.
In 2008, a deferred share award from his 2007 annual bonus valued at $200,000 was made to Clark Manning. The exchange rate used was US$2.0015 = £1.

4.
In 2008, a deferred share award from his 2007 annual bonus valued at £640,000 was made to Michael McLintock.

5.
In 2008, a deferred share award from his 2007 annual bonus valued at £307,625 was made to Nick Prettejohn.

6.
In 2008, a deferred share award from his 2007 annual bonus valued at £250,000 was made to Barry Stowe.

7.
In 2008, a deferred share award from his 2007 annual bonus valued at £453,600 was made to Mark Tucker.

8.
In order to secure the appointment of Nick Prettejohn, he was awarded rights to Prudential plc shares that vest as set out in the table. In normal circumstances, releases are conditional on Nick Prettejohn being employed by Prudential at the date of vesting. If there is a change of control of Prudential he may be entitled to retain any unvested awards.

9.
In order to secure the appointment of Barry Stowe and to compensate him for the loss of substantial amounts of outstanding long-term remuneration, he was awarded rights to Prudential plc American Depositary Receipts, which vest as set out in the table. The figures in the table are the equivalent number of Prudential plc shares (one American Depositary Receipt equals two Prudential plc shares). In normal circumstances, releases are conditional on Barry Stowe being employed by Prudential at the date of vesting. If there is a change of control of Prudential he may be entitled to retain any unvested awards.

10.
In order to secure the appointment of Tidjane Thiam, the following awards were made

–
to compensate for the loss of 2007 bonus an award of 49,131 shares with a value of £325,000 vesting on March 31, 2011;

–
In order to compensate for the loss of outstanding deferred share awards under annual incentive plans and long-term awards with his previous employer he was granted restricted share awards without performance measures, in lieu of his 2006 awards, which vested in March 2009, and in lieu of his 2007 awards which will vest in March 2010.

  These awards were valued taking the relative share prices of his previous employer on the day prior to his last working day and the Company on his first working day.

Directors' pensions and life assurance

        The pensions policy is set out on page 192. Prudential's current practice in respect of pension arrangements for the current executive directors is set out below.

        Philip Broadley participated in a non-contributory scheme that provided a pension of 1/60th of Final Pensionable Earnings for each year of service on retirement at age 60. Philip Broadley was entitled to supplements based on the portion of his basic salary not covered for pension benefits under a HMRC approved scheme. He was also provided with life assurance cover of four times salary.

        Michael McLintock participates in a contributory scheme that provides a target pension of 2/3rds of Final Pensionable Earnings on retirement at age 60 for an employee with 30 years or more potential service, for which his contribution is 4 per cent of basic salary. In both cases Final Pensionable Earnings are capped by a notional scheme earnings cap which replicates the HMRC earnings cap in force before A-Day (April 6, 2006). Michael McLintock is entitled to supplements based on the portion of his basic salary not covered for pension benefits under a HMRC approved scheme. He is also provided with life assurance cover of four times salary.

        Nick Prettejohn and Tidjane Thiam are entitled to a total salary supplement of 25 per cent of basic salary. They have both opted to become members of the staff defined contribution pension plan, which provides death in service benefits including life assurance of four times salary. The company contributions to the pension plan are included in the supplement.

        Mark Tucker is paid a salary supplement of 25 per cent of his salary. He is also provided with life assurance cover of four times salary. He is not a member of a company pension plan.

        Clark Manning participates in a US tax-qualified defined contribution plan (a 401K plan). He is also provided with life assurance cover of two times salary.

        Barry Stowe is paid a salary supplement of 25 per cent of his salary. He is also provided with life assurance cover of four times salary.

        Where supplements for pension purposes are paid in cash, the amounts are included in the Directors' remuneration table on page 183.

        Details of directors' pension entitlements under HMRC approved defined benefit schemes and supplements that are in the form of contributions to pension arrangements paid by the Company are set out in the following table.

				Additional pension earned during year ended December 31, 2008		Transfer value of accrued benefit at December 31(3)
	Age at December 31, 2008	Years of pensionable service at December 31, 2008	Accrued benefit at December 31, 2008	Ignoring inflation on pension earned to December 31, 2007(1)	Allowing for inflation on pension earned to December 31, 2007(2)	2008 B	2007 A	Amount of (B-A) less contributions made by directors during 2008	Contributions to pension and life assurance arrangements(4)
					(in £ Thousands)
Sir David Clementi	59	—	—	—	—	—	—	—	18
Philip Broadley*	47	8	16	2	2	147	135	12	—
Clark Manning	50	—	—	—	—	—	—	—	14
Michael McLintock	47	16	43	4	4	426	435	(22)	94
Nick Prettejohn	48	—	—	—	—	—	—	—	78
Barry Stowe	51	—	—	—	—	—	—	—	4
Tidjane Thiam	46	—	—	—	—	—	—	—	96
Mark Tucker	51	—	—	—	—	—	—	—	14
*
Philip Broadley left on May 31, 2008 and all transfer information provided is for that date.

Notes

(1)
As required by Stock Exchange Listing rules.

(2)
As required by the Companies Act remuneration regulations.

(3)
The transfer value equivalent has been calculated in accordance with Actuarial Guidance Note GN11.

(4)
Supplements in the form of cash are included in the Directors' Remuneration table on page 183.

        No enhancements to the retirement benefits paid to or receivable by directors or former directors other than the discretionary pension increases awarded to all pensioners have been made during the year.

        Total contributions to directors' pension arrangements including cash supplements for pension purposes were £1,027,267 (2007: £1,163,687) of which £268,668 (2007: £166,557) related to money purchase schemes.

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

        The interests of directors in ordinary shares of Prudential are shown below and include shares acquired under the Share Incentive Plan, the deferred annual incentive awards detailed in the table on other share awards under "Other share awards" above, and interests in shares awarded on appointment. Awards that remain conditional under the Restricted Share Plan, Prudential Group Performance Share Plan, and Prudential Business Unit Performance Plan are excluded. The interests of directors in office at March 31, 2009 in ordinary shares of the Company are shown below. All interests are beneficial.

Name(1)	Holding as of March 31, 2009	Approximate Percentage of Ordinary Shares
Sir Winfried Bischoff	24,970	0.002
Keki Dadiseth	24,783	0.0010
Michael Garrett	28,352	0.0011
Ann Godbehere	8,806	0.0004
Bridget Macaskill	21,039	0.0008
Clark Manning	264,813	0.011
Harvey McGrath	292,888	0.0117
Michael McLintock	703,878	0.0282
Kathleen O'Donovan	18,037	0.0007
Nick Prettejohn	308,653	0.0124
James Ross	16,569	0.0007
Barry Stowe(2)	128,525	0.0051
Tidjane Thiam	286,802	0.0115
Mark Tucker	600,998	0.0241
Lord Turnbull	10,216	0.0004

(1)
Current information has not been provided on Philip Broadley because he was not a director at March 31,2009 and Prudential does not maintain any information on his current shareholdings. On leaving Philip Broadley had an interest of 113,740 ordinary shares (leaving date May 31, 2008)

(2)
Current information has not been provided on David Clementi because he was not a director at March 31,2009 and Prudential does not maintain any information on his current shareholdings. On leaving David Clementi had an interest of 53,058 ordinary shares (leaving date December 31, 2008)

(3)
Barry Stowe's interest in shares includes 33,339 American Depositary Receipts (representing 66,678 ordinary shares).

        Prudential is not owned or controlled directly or indirectly by another corporation or by any government or by any other natural or legal person severally or jointly and Prudential does not know of any arrangements that might result in a change in Prudential's control.

        In addition, Prudential's directors and other executive officers held, as at March 31, 2009, options to purchase 4,663 shares, all of which were issued pursuant to Prudential's Savings-Related Share Option Scheme. These options and plans are described in more detail below under "Options to Purchase Securities from Prudential" in this section.

Outstanding Options of Directors and Other Executive Officers

        Outstanding options under the Savings-Related Share Option Scheme (referred to as SAYE) are set out below. The Savings-Related Share Option Scheme is open to all UK and certain overseas employees and options up to the HMRC limits are granted at a 20 per cent discount and cannot normally be exercised until a minimum of three years has elapsed. No payment has been made for the grant of any such options. The price to be paid for exercise of these options is shown in the table below. No variations to any outstanding options have been made.

Name(1)	Options outstanding at March 31, 2009	Exercise price (pence)(2)	Earliest exercise date	Latest exercise date
Mark Tucker	2,297	407	December 1, 2008	May 31, 2009
Nick Prettejohn	661	565	June 1, 2009	November 30, 2009
Tidjane Thiam	1,705	551	June 1, 2011	November 30, 2011

Total	4,663

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

Options to Purchase Securities from Prudential

        As of March 31, 2009, 6,870,055 options were outstanding, which Prudential issued under the Savings-Related Share Option Schemes. As of March 31, 2009 directors and other executive officers held 4,663 of such outstanding options. Except as described above in "Outstanding Options of Directors and Other Executive Officers", each option represents the right of the bearer to subscribe for one share at a particular pre-determined exercise price at a pre-set exercise date.

        As of March 31, 2009, 295,511 options were outstanding under the Restricted Share Plan. Such outstanding options held by directors or other executive officers are included in the shares set forth under "Senior Executives' Long-term Incentive Plans" in this section above.

        As of March 31, 2009, 1,947,600 shares were outstanding under the Prudential Jackson National Life US Performance Share Plan, none of which was held by directors or other executive officers.

        As of March 31, 2009, 9,923,480 shares were outstanding under other awards. Of those, 1,189,953 shares were outstanding under the Annual Incentive Plan, 1,700,820 shares were outstanding under the PruCap Deferred Bonus Plan, 186,400 shares were outstanding under the Momentum Retention Plan, 131,816 shares were outstanding under the Asia Retention Plan, 495,437 shares were outstanding under the One Off Awards, 3,927,875 shares were outstanding under the Group Performance Share Plan, 1,291,038 shares were outstanding under the Business Unit Performance Plan, 203,153 shares were outstanding under the Asia Deferred Share Plan and 796,988 shares were outstanding under the PCA LTIP Plan. Such outstanding awards held by directors or other executive officers are included in the shares set forth under "Senior Executives' Long-term Incentive Plans" in this section above.

        The aggregate proceeds that would arise if all outstanding options under the Savings-Related Share Option Schemes were exercised is £38 million. The latest expiration dates for exercise or release of the securities underlying the options or awards and the number of options or shares are set out in the table below.

Year of Expiration	Shares Outstanding Under the Prudential Jackson National Life US Performance Share Plan	Options Outstanding Under Restricted Share Plan	Options Outstanding Under Savings-Related Share Option Scheme	Shares Outstanding Under Other Awards	Total
	(In Millions)
2009	—	—	1.82	0.588	2.408
2010	0.777	—	1.097	3.669	5.543
2011	1.171	—	2.4811	5.534	9.1861
2012	—	—	0.5108	0.132	0.6428
2013	—	—	0.8409	—	0.8409
2014	—	—	0.014	—	0.014
2015	—	0.296	0.1062	—	0.4022

Total	1.948	0.296	6.87	9.923	19.037

Board Practices

        In accordance with Prudential's Articles of Association the Board may appoint up to 20 directors. Under Prudential's Articles of Association and in line with UK corporate governance guidelines, all directors are required to submit themselves for re-election by shareholders every three years at an Annual General Meeting, and any director appointed by the Board will retire at the first Annual General Meeting following his or her appointment and offer himself or herself for election by shareholders.

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

        A new statutory duty on directors to avoid conflicts of interest with the Company came into force in October 2008. The Company's Articles of Association, adopted in May 2008, allow the directors to authorize conflicts of interest, and the Board has adopted a policy and effective procedures for managing and, where appropriate, approving conflicts or potential conflicts of interest. Under those procedures, directors are required to declare all directorships or other appointments to companies which are not part of the Prudential Group, and which could result in conflicts or potential conflicts of interest, as well as other situations which could give rise to a potential conflict.

Directors' indemnities and protections

        The Company has arranged appropriate insurance cover in respect of legal action against directors and senior managers of companies within the Prudential Group. In addition, the Articles of Association of the Company permit the directors and officers of the Company to be indemnified in respect of liabilities incurred as a result of their office. Prudential also provides protections for directors and senior managers of companies within the Group against personal financial exposure they may incur in their capacity as such. These include qualifying third-party indemnity provisions (as defined by the relevant UK Companies Act) for the benefit of directors of Prudential, including, where applicable, in their capacity as directors of other companies within the Group. These indemnities were in force during 2008 and remain in force.

Policy on external appointments

        Prudential's executive directors may accept external directorships and retain any fees earned from those directorships, subject to prior discussion with the Group Chief Executive, and always provided this does not lead to any conflicts of interest. In line with UK governance standards, executive directors would be expected to hold no more than one non-executive directorship of a FTSE 100 company. Some of Prudential's executive directors hold directorships of companies in the arts and educational sectors, for which they do not receive any fees. One of Prudential's executive directors, Michael McLintock, served on the board of Close Brothers Group plc during part of the year and as trustee of the Grosvenor Estate during the latter part of the year. In addition, the Chief Financial Officer, Tidjane Thiam, serves on the board of Arkema S.A., a position he held on appointment to Prudential. Details of any fees retained are included under "Compensation—executive directors' non executive directors earnings". The major commitments of executive directors are detailed in their biographies on pages 177 to 181.

Board committees

        The Board has established audit, remuneration and nomination committees as standing committees of the Board, with written terms of reference, which are kept under regular review. These committees are key elements of the Group's corporate governance framework, and reports on each are included below:

Audit Committee Report

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

        In performing its duties, the Committee has access to employees and their financial or other relevant expertise across the Group, and to the services of the Group-wide Internal Audit Director and the Company Secretary. The Committee may also seek external professional advice at the Group's expense.

        The Committee's terms of reference, which are set by the Board and kept under regular review, are available on Prudential's website at http://www.prudential.co.uk/prudential-plc/aboutpru/corporategovernance/ Alternatively, copies may be obtained upon request from the Company Secretary, at the Company's registered office.

Membership

        The Committee is comprised exclusively of independent non-executive directors of the Company, as set out below:

    Kathleen O'Donovan ACA (Chairman)
    Ann Godbehere     FCGA
    Lord Turnbull     KCB CVO

        Membership is selected to provide a broad set of financial, commercial and other relevant experience to meet the Committee's objectives.

        Full biographical details of the members of the Committee, including their relevant experience are set out in their biographies on pages 180 and 181.

Meetings

        The Committee met six times during the year. By invitation, the Chairman of the Board, the Chief Financial Officer, the Company Secretary and Group Legal Services Director, the Group-wide Internal Audit Director, and other senior staff from the internal audit, risk, compliance and security functions where appropriate, as well as the lead partner of the external auditor attended meetings. Other audit partners also attended some of the meetings to contribute to the discussions relating to their area of expertise.

        A detailed forward agenda has been in operation for a number of years which is continually updated to ensure all matters for which the Committee is responsible are addressed at the appropriate time of year. The Committee's principal business during the year included the following:

  •
  Review of half-year and full-year results, the annual report and accounts, and other significant announcements where appropriate;

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

  •
  Monitoring of the framework and effectiveness of the Group's systems of internal control, including the Turnbull compliance statement and Sarbanes-Oxley procedures;

  •
  Monitoring the effectiveness of both the Group's risk framework and the management of key financial and operational risks;

  •
  Review of the internal audit plan and resources, and monitoring of the audit framework and internal audit effectiveness;

  •
  Monitoring the effectiveness of compliance processes and controls, and performance against the Group Compliance Plan;

  •
  Review of anti-money laundering procedures, and allegations received via the employee confidential reporting lines; and

  •
  Review of its own effectiveness and its terms of reference.

        In addition, the Committee received in-depth presentations on a range of topics.

        The Chairman reported to the Board on matters of particular significance after each Committee meeting, and the minutes of Committee meetings were circulated to all Board members.

        The Committee recognizes the need to meet without the presence of executive management. Such sessions were held in March 2008 with the external and internal auditors, and in July 2008 with the external and internal auditors and the head of the security function. At all other times, management and auditors have open access to the Chairman.

Financial reporting

        As part of its review of financial statements prior to recommending their publication to the Board, the Committee focused on: critical accounting policies and practices and any changes; decisions requiring a major element of judgment; unusual transactions; clarity of disclosures; significant audit adjustments; the going concern assumption; compliance with accounting standards; and compliance with obligations under applicable laws and regulations.

        In addition, the Committee is regularly briefed by senior management on developments in international accounting standards.

Confidential reporting

        At each meeting, the Committee received and reviewed a report on calls to the confidential reporting line, which is made available to employees to enable them to communicate confidentially on matters of concern, and actions taken in response to these calls. The Committee also considered whether any internal control implications arose from communications received. No internal control implications were raised from calls to the confidential helpline. During the year, the Chairman reviewed the procedures adopted by the Company on the methods of handling calls to the confidential reporting line across the Group with the Group-wide Internal Audit Director and the head of the security function.

Business unit audit committees

        Each business unit has its own audit committee whose members and chairmen are independent of the respective business unit. The chairmen of these committees report regularly to the Committee, and their meetings are attended by senior management of the respective business unit, including the business units' heads of finance, risk, compliance and internal audit. Business unit audit committees have adopted standard terms of reference across the Group, with only minor variations to address overseas requirements or particular requirements of the business. The terms of reference of those committees were reviewed during the year, and all include escalation of significant matters to the Committee, approval of the business unit internal audit plans and overseeing the adequacy of internal audit resource. Also included are presentations from external auditors. During the year, the business unit audit committees reviewed and approved their respective internal audit plans, resources and the results of internal audit work and met privately with both external and internal auditors.

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

        Pursuant to the requirements of Section 404 of the Sarbanes-Oxley Act, the Group must undertake an annual assessment of the effectiveness of internal control over financial reporting. The annual assessment and related report from the external auditor is included in this Form 20-F on page 233 under Item 15.

Internal audit

        The Committee regards its relationship with the internal audit function as pivotal to the effectiveness of its own activities. Group-wide Internal Audit plays an important role in supporting the Committee to fulfill its responsibilities under UK governance standards and the Sarbanes-Oxley Act, and provides independent assurance on the Company's processes of identification and control of risk. The Committee agreed the work program of the internal audit function to be undertaken during 2008. Each of the Group's business units has an internal audit team, the heads of which report to the Group-wide Internal Audit Director. Internal audit resources, plans and work are overseen by the Committee and by business unit audit committees. Across the Group, total internal audit headcount stands at 120. The Group-wide Internal Audit Director reports functionally to the Committee and for management purposes to the Chief Financial Officer.

        Formal reports are submitted to Committee meetings, with interim updates where appropriate, and views are also sought at the private meetings between the Committee and the internal auditors, as well as during regular private meetings between the Chairman of the Committee and the Group-wide Internal Audit Director.

        The Committee assesses the effectiveness of the internal audit function by means of regular reviews, some of them carried out by external advisers, and through ongoing dialogue with the Group-wide Internal Audit Director. External reviews of internal audit arrangements and standards were conducted in 2006 and 2007 to ensure that the activities and resources of internal audit are most effectively organized to support the oversight responsibilities of the Committee. These reviews, performed by Deloitte, confirmed that the internal audit function complies with the Institute of Internal Auditors' international standards for the professional practice of internal auditing and was operating effectively. An internal assessment of the internal audit function was performed by the Group-wide Internal Audit Director in 2008, based on the internal audit function's ongoing self-assessment processes and using a maturity model derived from the review criteria used by Deloitte. The assessment confirmed that the internal audit function conforms to the Institute of Internal Auditors' international standards and continues to operate effectively in all areas of professional practice. The results of the assessment were reported in detail to the Committee in February 2009.

External audit

        The main details of the Group Audit Committee's responsibilities in respect of the external audit are set out in Item 16C. "Principal Accountant Fees and Services" on page 234.

Review of Committee effectiveness

        During the year, the Committee undertook an in-depth performance assessment in-house by way of a detailed questionnaire, administered by Group Secretariat, addressing both compliance with various regulations and codes of conduct, and qualitative aspects of the Committee's performance during the year. The results were discussed at a Committee meeting in January 2009 and reported to the Board in February 2009. Recommendations to improve processes identified by the review are being implemented, and the Committee is satisfied, based on the findings of this review, that it had been operating as an effective audit committee throughout the year, meeting all applicable legal and regulatory requirements. Further reviews of the effectiveness of the Committee will be undertaken regularly, and will from time to time be conducted by external consultants.

Remuneration Committee Report

Role of the Committee

        The Remuneration Committee (the "Committee") determines the remuneration packages of the Chairman and executive directors. It also agrees the principles and monitors the level and structure of remuneration for a defined population of senior management as determined by the Board.

        Except in relation to the remuneration of the Group Chief Executive, when only the Chairman is consulted, the Committee consults the Chairman and the Group Chief Executive about the Committee's proposals relating to the remuneration of all executive directors. The Committee has access to professional advice inside and outside the Company.

        The Committee's terms of reference which are set by the Board and kept under regular review are available on Prudential's website at http://www.prudential.co.uk/prudential-plc/aboutpru/corporategovernance/ Alternatively, copies may be obtained upon request from the Company Secretary, at the Company's registered office.

Membership

        The Committee is comprised exclusively of non-executive directors of the Company, as set out below:

    Bridget Macaskill (Chairman)
    Keki Dadiseth     FCA
    Michael Garrett
    James Ross     (from January 1, 2008)

        Full biographical details of the members of the Committee, including their relevant experience are set out in their biographies on pages 179 and 181.

Meetings

        The Committee normally has scheduled meetings at least four times a year and a number of additional meetings, as required, to review remuneration policy and the application of that policy. While the Chairman and Group Chief Executive are not members, they attend meetings unless they have a conflict of interest. During 2008, a total of eight Committee meetings were held.

Nomination Committee Report

Role of the Committee

        The Nomination Committee (the "Committee"), in consultation with the Board, evaluates the balance of skills, knowledge and experience on the Board and identifies the roles and capabilities required at any given time, taking into account the Group's business. Candidates are considered on merit against those criteria, and the Committee makes recommendations to the Board regarding suitable candidates for appointments. In appropriate cases, search consultants are used to identify candidates. The Committee also reviews conflicts of interest or potential conflicts of interest raised by directors between Board meetings or for prospective new Board members. In cases where there might be an actual or potential conflict of interest, the Committee has powers to authorize any such actual or potential conflict situation on behalf of the Board, imposing any terms and conditions it deems appropriate, or to make recommendations to the Board as to whether the conflict or potential conflict should be authorized, and on what terms.

        The Committee's terms of reference which are set by the Board and kept under regular review are available on Prudential's website at http://www.prudential.co.uk/prudential-plc/aboutpru/corporategovernance/ Alternatively, copies may be obtained upon request from the Company Secretary, at the Company's registered office.

Membership

        The Committee is comprised of non-executive directors and the Chairman, as set out below:

    Sir David Clementi FCA MBA (Chairman until December 31, 2008)
    Harvey McGrath (Chairman from January 1, 2009)
    Bridget Macaskill
    James Ross

Meetings

        The Committee meets as required to consider candidates for appointment to the Board and to make recommendations to the Board in respect of those candidates. The Group Chief Executive is closely involved in the work of the Committee and is invited to attend and contribute to meetings.

        During 2008, the Committee, with the approval of the Board, established a sub-committee chaired by the Senior Independent Director and including Bridget Macaskill and Kathleen O'Donovan, to manage the search for a successor to the Chairman. The sub-committee formally met three times during the year and maintained regular contact throughout the process. External advice was also received. The Chairman did not attend any of these meetings. The sub-committee recommended to the Board the appointment of Harvey McGrath as a non-executive director and Chairman Designate. Harvey McGrath was appointed by the Board as a non-executive director on September 1, 2008 and succeeded Sir David Clementi as Chairman of the Board on January 1, 2009. Full biographical details of Harvey are set out on page 177.

        The process of evaluating the skills and composition of the Board is ongoing, and is kept under regular review in order to ensure appropriate plans for succession to the Board are in place.

NYSE Corporate Governance Rules compared to Prudential plc's Corporate Governance Practice

        Pursuant to NYSE rule 303A Prudential has disclosed the differences between the NYSE Corporate Governance Rules and its Corporate Governance Practice on its website at http://www.prudential.co.uk/prudential-plc/aboutpru/nyse_corpgov/ See also Item 16G, "Corporate Governance".

Employees

        The average numbers of staff employed by the Prudential group, excluding employees of the Venture investment subsidiaries of the PAC with-profits fund, for the following periods were:

	2008	2007	2006	2005
Asian operations	20,154	16,807	12,114	9,652
US operations	3,298	3,123	2,863	2,588
UK operations	6,231	8,502	10,914	10,708

Total	29,683	28,432	25,891	22,948

        At December 31, 2008, Prudential employed 27,478 persons with the reduction in the year driven by the UK insurance operation outsourcing a large proportion of its policy administration. Of the 27,478 employees, approximately 16 per cent were located in the United Kingdom and 72 per cent in Asia and

12 per cent in the United States. In the United Kingdom at December 31, 2008, Prudential had 889 employees paying union subscriptions through the payroll. At December 31, 2007, Prudential had 276 temporary employees in the United Kingdom and 1,291 in Asia and 127 in the United States. At December 31, 2008, Prudential had 108 fixed term contractors in the United Kingdom, 7159 in the United States and 1,026 in Asia.

 Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

        The UK Listing Authority Disclosure and Transparency Rules provide that a person or corporate entity that acquires an interest of 3 per cent or more in Prudential ordinary shares is required to notify Prudential of that interest. If such interest subsequently reaches, exceeds or falls below a whole percentage point, this must also be notified. Similarly, a notification is required once the interest falls below 3 per cent. At March 31, 2009 Prudential had received the following notifications:

Significant Changes in Ownership

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

        In April 2008, Lehman Brothers International (Europe) notified Prudential that it had an interest in 92,793,502 ordinary shares, or 3.75 per cent of the ordinary share capital, and subsequently later in April 2008 that its interest had ceased to be notifiable. In August 2008, Lehman Brothers International (Europe) notified Prudential that it had an interest in 116,274,992 ordinary shares, or 4.66 per cent of the ordinary share capital, and later in August 2008 that it had decreased its interest to 97,301,087 ordinary shares, or 3.90 per cent of the ordinary share capital and subsequently later in August 2008 that its interest had ceased to be notifiable. In November 2008 Legal & General Group Plc notified Prudential that its interest had decreased to 124,029,884 ordinary shares, or 4.96 per cent of the ordinary share capital. In December 2008 Capital Research and Management Company holdings notified Prudential that it had an interest in 124,972,991 ordinary shares, or 5.005 per cent of the ordinary share capital.

Table: Major shareholders at March 31, 2009

Shareholder	Shareholding	% of share capital	Date advised
Barclays PLC	73,499,119	3.025%	October 2006
Legal and General Group Plc	124,029,884	4.96%	November 2008
Capital Research and Management Company	124,972,991	5.005%	December 2008

        Major shareholders of Prudential have the same voting rights per share as other shareholders. See Item 10, "Additional Information—Memorandum and Articles of Association—Voting Rights".

        As of March 31, 2009, there were 131 shareholders holding Prudential ordinary shares in the United States. These shares represented approximately 0.014 per cent of Prudential's issued ordinary share capital. As of March 31, 2009 there were 46 registered Prudential ADR holders. The shares represented by these ADRs amounted to approximately 2.46 per cent of Prudential's issued ordinary share capital.

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

        In 2007, prior to disposal of Egg, three directors had credit cards with the discontinued banking operations. In 2008 and 2007, other transactions with directors were de-minimis both by virtue of their size and in the context of the directors' financial positions. As indicated above, all of the above noted transactions are on terms equivalent to those that prevail in arm's length transactions.

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

	Prudential Ordinary Shares		Prudential ADS Actual
Year	High	Low	High	Low
	(pence)		(US Dollars)
2004	533	386	20.29	14.65
2005	552	445	19.75	16.52
2006	743.5	538.5	28.18	19.61
2007	810	619	33.18	24.77
2008	726	245	28.78	7.4

	Prudential Ordinary Shares		Prudential ADS Actual
Quarter	High	Low	High	Low
	(pence)		(US Dollars)
2007
First quarter	742.5	642.5	29.49	24.77
Second quarter	810.0	703.0	33.18	28.58
Third quarter	751.0	620.0	30.80	25.24
Fourth quarter	784.5	619.0	32.81	25.62
2008
First quarter	714.0	562.5	28.57	23.32
Second quarter	726.0	533.0	28.78	21.11
Third quarter	600.0	480.5	23.32	16.70
Fourth quarter	526.5	245.0	18.93	7.40
2009
First quarter	429.0	207.0	12.71	5.60

	Prudential Ordinary Shares		Prudential ADS Actual
Month	High	Low	High	Low
	(pence)		(US Dollars)
November 2008	401.5	245.0	13.00	7.40
December 2008	416.5	291.0	12.65	8.82
January 2009	429	288.5	12.71	8.04
February 2009	374.3	256.5	11.12	7.16
March 2009	353.5	207.0	10.50	5.60
April 2009	404.0	336.8	12.00	10.06

Market Data

        Prudential ordinary shares are listed on the Official List of the UK Listing Authority and traded on the London Stock Exchange under the symbol "PRU". Prudential ADSs have been listed for trading on the New York Stock Exchange since June 28, 2000 under the symbol "PUK".

Item 10. Additional Information

Memorandum and Articles of Association

        Prudential plc is incorporated and registered in England and Wales, under registered number 1397169. Prudential's corporate objects are currently set out in clause 4 of Prudential's Memorandum of Association. Under the provisions of the Companies Act 2006 coming into force on October 1, 2009 a UK company's objects are unrestricted unless a company's articles of association provide otherwise. To avail the Company of this flexibility, the shareholders passed a resolution at the Annual General Meeting on May 14, 2009 (which will become effective on October 1, 2009) removing the objects clause from the Company's Memorandum and Articles of Association.

        The following is a summary of both the rights of Prudential shareholders and certain provisions of Prudential's Memorandum and Articles of Association. Rights of Prudential shareholders are set out in Prudential's Memorandum and Articles of Association or are provided for by English law. This document is a summary and, therefore, does not contain full details of Prudential's Memorandum and Articles of Association. A complete copy of Prudential's Memorandum and Articles of Association, adopted at the Annual General Meeting on May 14, 2009 and effective on October 1, 2009, is filed as an exhibit to this Form 20-F. In addition, both the new Memorandum and Articles of Association and the current Memorandum and Articles of Association (which will remain in effect until September 30, 2009) may be viewed on Prudential's website at: http://www.prudential.co.uk/prudential-plc/aboutpru/memorandum/

Share capital

        On December 31, 2008, Prudential's issued share capital consisted of 2,496,947,688 ordinary shares of 5 pence each, all fully paid up and listed on the London Stock Exchange. Prudential also has American Depositary Shares referenced to its ordinary shares, issued under a depositary agreement with JP Morgan and listed on the New York Stock Exchange.

        The issued share capital of Prudential is not currently divided into different classes of shares. However, the authorized share capital consists of 4,000,000,000 ordinary shares of 5 pence each, 2,000,000,000 Sterling Preference Shares of 1 pence each, 2,000,000,000 Dollar Preference Shares of US$0.01 each, and 2,000,000,000 Euro Preference Shares of €0.01 each. To date, no preference shares have been issued. The Companies Act 2006 abolishes the requirement for a company to have an authorized share capital. As a result of the shareholder's resolution passed at the Annual General Meeting on May 14, 2009 this limitation will be removed from Prudential's constitution with effect from October 1, 2009. Prudential's directors will still be limited as to the number of shares they can at any time allot because allotment authority continues to be required under the Companies Act 2006 (save in respect of employee share schemes).

        The Board of directors shall determine whether the preference shares are to be redeemable, their dividend rights, their rights to a return of capital or to share in the assets of the Company on a winding up or liquidation and their rights to attend and vote at general meetings of the Company prior to the date on which the preference shares are allotted. If the Board of directors determines prior to any allotment date that the shares are to be redeemable, on redemption the holder of a preference share shall be paid the aggregate of the nominal amount of such preference share, any premium paid by the shareholder on allotment and, if the directors so decide, a redemption premium which shall be calculated in accordance with a formula chosen by the Board of directors from a selection set out in Prudential's Articles of Association (until September 30, 2009). At present, if a company wishes to issue redeemable shares, it must include in its articles of association the terms and manner of redemption. The Companies Act 2006 enables directors to determine such matters provided they are so authorized by the company's articles of association. Under the Company's new Articles of Association (which will come into effect on October 1, 2009), the Board will have discretion to determine the terms and manner of redemption of redeemable shares when the shares are allotted. Consistent with this extension of directors' powers the terms of redemption of the preference shares do not appear in the Articles of Association which will be effective on October 1, 2009.

        The Board is restricted from capitalizing any amounts available for distribution in respect of any series or class of preference shares without either: (i) the written consent of the holders of at least three-quarters in nominal value; or (ii) a special resolution passed at a general meeting of the holders of the class or series of preference shares. Furthermore, the Board may only capitalize amounts as set out above if to do so would mean that the aggregate of the amounts so capitalized would be less than the multiple, if any, determined by the Board of the aggregate amount of the dividends payable in the twelve-month period following the capitalization on the series or class of preference shares and on any other preference shares in issue which rank pari passu in relation to participation in profits.

Dividends and other distributions

        Under English law, Prudential may pay dividends only if distributable profits are available for that purpose. Distributable profits are accumulated, realized profits not previously distributed or capitalized, less accumulated, realized losses not previously written off in a reduction or reorganization of capital. Even if distributable profits are available, Prudential may only pay dividends if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves, including, for example, the share premium account, and the payment of the dividend does not reduce the amount of the net assets to less than that aggregate. Subject to these restrictions, Prudential's directors may recommend to ordinary shareholders that a final dividend be declared, recommend the amount of any such dividend, determine whether to pay a distribution by way of an interim dividend, and the amount of any such interim dividend out of the profits of the Company, but must take into account Prudential's financial position. Final dividends to shareholders are recognized as a liability when shareholder approval is obtained; interim dividends are recognized as a liability when directors resolve to pay them.

        Prudential also has authorized preference shares, the terms of which in respect of redemption, rights to the profits of the Company available for dividend, rights to a return of capital, and rights to share in the surplus assets of the Company on a winding up or liquidation will be determined by the directors prior to each tranche of preference shares being issued. Subject to any such terms attaching to preference shares in issue, the profits available for distribution and resolved to be distributed are distributed to the ordinary shareholders. As explained above, from October 1, 2009 the concept of authorized shares will fall away but Prudential maintains a five year authority to allot preference shares on the above terms; subject, from October 1, 2009, to the directors' increased flexibility to set the terms and manner of redemption (explained above). Currently, there are no preference shares in issue.

        The Company or its directors determine the date on which Prudential pays dividends. Prudential pays dividends to the shareholders on the register on the record date (as determined by the Company or its directors) in proportion to the number of shares held by each shareholder. There are no fixed dates on which entitlements to dividends arise. Interest is not payable on dividends or other amounts payable in respect of shares.

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

        If a shareholder does not claim a dividend within 12 years of such dividend becoming due for payment, such shareholder forfeits their right to receive it. Such unclaimed amounts may be invested or otherwise used for Prudential's benefit.

Shareholder meetings

        English law provides for shareholders to exercise their power to decide on corporate matters at general meetings. In accordance with English law, the Company is required to call and hold annual general meetings. At annual general meetings, shareholders receive and consider the statutory accounts and the reports by the Company's auditor and its directors, approve the directors' remuneration report, elect and re-elect directors, declare final dividends, approve the appointment of the Company's auditor, authorize the directors to determine the auditor's remuneration, and transact any other business which ought to be transacted at a general meeting, either pursuant to the Articles of Association or English law. General meetings to consider specific matters may be held at the discretion of Prudential's directors and must be convened, in accordance with English law, following the written request of shareholders representing at least one-tenth of the voting rights of the issued and paid-up share capital. The quorum required under Prudential's Articles of Association for a general meeting is two shareholders present in person or by proxy.

        Under the Shareholders' Rights Directive (which is expected to come into force during 2009) notice periods for all general meetings will have to be 21 days, unless a company obtains shareholder approval annually to retain the shorter notice period. Prudential has been able to call general meetings (other than Annual General Meetings) on 14 days notice and obtained shareholder approval at the Annual General Meeting on May 14, 2009 to enable it to continue to do so after the Directive is implemented. The approval will be effective until the Company's next Annual General Meeting when it is intended that a similar resolution will be proposed.

Voting rights

        Voting at any meeting of shareholders is by show of hands unless a poll (meaning one vote per share rather than one vote per shareholder by a show of hands) is demanded as described below. On a show of hands every shareholder holding ordinary shares who is present in person, or a duly appointed proxy or in the case of a corporation, its duly authorized corporate representative, has one vote. On a poll, every shareholder who is present in person or by proxy and every duly authorized corporate representative has one vote for every share held. Only the holders of fully paid shares are allowed to attend, be counted in the quorum at meetings and vote. If more than one joint shareholder votes, only the vote of the shareholder whose name appears first in the register is counted. A shareholder whose shareholding is registered in the name of a nominee may only attend and vote at a general meeting if appointed by his or her nominee as a proxy or a corporate representative.

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

Transfer of shares

        Transfers of shares may be made by an instrument of transfer. An instrument of transfer must be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. The transferor remains the holder of the relevant shares until the name of the transferee is entered in the share register of the relevant company. Transfers of shares may also be made by a computer-based system (currently the CREST system) and transferred without a written instrument in accordance with English company law. The directors may in certain circumstances refuse to register transfers of shares, but only if such refusal does not prevent dealings in the shares from taking place on an open and proper basis. If the directors refuse to register a transfer they must send the transferee notice of the refusal within two months stating the reason(s) for such refusal.

Changes in share capital

        Increases in authorized share capital may only take place after shareholder approval by ordinary resolution. However, the requirement for a company to have an authorized share capital will be abolished from October 1, 2009 by the Companies Act 2006. Consequently, the shareholders passed a resolution on May 14, 2009 amending the Memorandum and Articles of Association to remove this limitation from the Company's constitution. Prudential's directors will still require authority to allot from shareholders before issuing new shares. The class and other rights attaching to new classes of shares may be determined by resolution of the shareholders or may be delegated by the shareholders to the directors. The following changes in share capital may only take place after approval by an ordinary resolution of the shareholders:

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

        The Board may not authorize, create or increase the amount of, any shares of any class or any security convertible into shares of any class or any security which is convertible into shares of any class ranking, as regards rights to participate in the profits or assets in the company, in priority to a series or class of preference shares without the consent in writing of at least three-quarters in nominal value of, or the sanction of a special resolution of, the holders of such series or class of preference shares.

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

Board of directors

        Prudential's Board of directors manages Prudential's business. However, Prudential's shareholders must approve certain matters, such as changes to the share capital and the election and re-election of directors. Directors are appointed subject to Prudential's Articles of Association. Prudential's Board may appoint directors to fill vacancies and appoint additional directors who hold office until the next Annual General Meeting. The Articles of Association require that each director must have beneficial ownership of a given number of ordinary shares. The number of shares is determined by ordinary resolution at a general meeting and is currently 2,500. The minimum number of directors is eight and the maximum number is twenty. Prudential may vary the limits on the number of directors by special resolution. With effect from the conclusion of the Annual General Meeting held on May 14, 2009 there are fifteen members on Prudential's Board of directors.

        At every Annual General Meeting, any director who has been appointed by the Board since the last Annual General Meeting; or who held office at the time of the two preceding Annual General Meetings and who did not retire at either of them; or who has held office with the Company, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting, shall retire from office and may offer himself or herself for re-election by shareholders. Shareholders may remove any director before the end of his or her term of office by ordinary resolution and may appoint another person in his or her place by ordinary resolution.

        The directors may exercise all the powers of Prudential to borrow money and to mortgage or charge any of its assets provided that the total amount borrowed does not, when aggregated with the total borrowing (which excludes, amongst other things, intra-group borrowings and amounts secured by policies, guarantees, bonds or contracts issued or given by Prudential or its subsidiaries in the course of its business) of all of Prudential's subsidiaries, exceed the aggregate of the share capital and consolidated reserves and of one-tenth of the insurance funds of Prudential and each of its subsidiaries as shown in the most recent audited consolidated balance sheet of the Group prepared in accordance with the English law.

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

Disclosure of interests

        There are no provisions in Prudential's Articles of Association that require persons acquiring, holding or disposing of a certain percentage of Prudential's shares to make disclosure of their ownership percentage. The basic disclosure requirement under Part 6 of the Financial Services and Markets Act 2000 and Rule 5 of the Disclosure and Transparency Rules made by the Financial Services Authority imposes a statutory obligation on a person to notify Prudential and the Financial Services Authority of the percentage of the voting rights in Prudential he or she directly or indirectly holds or controls, or has rights over, through his or her direct or indirect holding of certain financial instruments, if the percentage of those voting rights:

  •
  reaches, exceeds or falls below 3 per cent and/or any subsequent whole percentage figure as a result of an acquisition or disposal of shares or financial instruments; or

  •
  reaches, exceeds or falls below any such threshold as a result of any change in the number of voting rights attached to shares in Prudential.

        The Disclosure and Transparency Rules set out in detail the circumstances in which an obligation of disclosure will arise, as well as certain exemptions from those obligations for specified persons. Under section 793 of the UK Companies Act 2006, Prudential may, by notice in writing, require a person that

Prudential knows or has reasonable cause to believe is or was during the three years preceding the date of notice interested in Prudential's shares, to indicate whether or not that is the case and, if that person does or did hold an interest in Prudential's shares, to provide certain information as set out in that Act.

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

Permitted operations

        Under clause 4 of Prudential's Memorandum of Association, Prudential's principal object is to carry on the business of an investment holding company and, for that purpose to acquire and hold (for itself or as trustee or nominee) securities in any part of the world. Further objects include providing financial, administrative and investment services in its own right and for the companies in which Prudential is interested. In addition, the Memorandum of Association provides that each of the paragraphs setting out its objects is not limited by reference to or inference from the terms of any other paragraph but may be construed in its widest sense. With effect from October 1, 2009 there will no longer be a requirement to have an objects clause under the Companies Act 2006. From October 1, 2009, Prudential will no longer be restricted by this technical limitation on the scope of its permitted activities. Prudential's shareholders passed a resolution on May 14, 2009 authorizing the necessary change to the constitution to remove the objects clause with effect from October 1, 2009.

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

        In accordance with English company law, the Articles of Association allow the Board to authorize any matter which would otherwise involve a director breaching his duty under the Companies Act 2006 to avoid conflicts of interest or potential conflicts of interest and the relevant director is obliged to conduct himself or herself in accordance with any terms imposed by the Board in relation to such authorization.

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

        This summary does not address any tax consideration other than UK tax and US federal income tax considerations and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, and does not address the tax treatment of investors that are subject to special rules. Prudential has assumed that you are familiar with the tax rules applicable to investments in securities generally and with any special rules to which you may be subject. You should consult your own tax advisers regarding the tax consequences of the ownership of Prudential ordinary shares or ADSs in the context of your own particular circumstances.

        The discussion is based on laws, treaties, judicial decisions, and regulatory interpretations in effect on the date hereof, all of which are subject to change possibly retrospectively.

        Beneficial owners of ADSs will be treated as owners of the underlying Prudential ordinary shares for US federal income tax purposes and for purposes of the July 24, 2001 Treaty between the United States and the United Kingdom. Deposits and withdrawals of Prudential ordinary shares in exchange for ADSs generally will not result in the realization of gain or loss for US federal income tax purposes.

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

UK Stamp Duty and Stamp Duty Reserve Tax

        Relevant legislation provides that UK stamp duty is payable on a transfer of, and UK stamp duty reserve tax ("SDRT") is payable upon a transfer or issue of, Prudential ordinary shares to the depositary of Prudential ordinary shares that is responsible for issuing ADSs (the "ADS Depository"), or a nominee or agent of the ADS depositary, in exchange for American Depository Receipts ("ADRs") representing ADSs. For this purpose, the current rate of stamp duty and stamp duty reserve tax is 1.5 per cent (rounded up, in the case of stamp duty, to the nearest £5). Where Prudential ordinary shares are transferred to the ADS depository, the rate is applied under the legislation, in each case, to the amount or value of the consideration given for the Prudential ordinary shares or, in some circumstances where consideration is not in money, to the value of the Prudential ordinary shares at the time of transfer. To the extent that such stamp duty is paid on any such transfer of Prudential ordinary shares, no stamp duty reserve tax should be payable on that transfer. Where Prudential ordinary shares are issued to the ADS depository the rate is applied, in such case, to the issue price. The lawfulness of this 1.5 per cent change is currently under challenge in the European Court of Justice. It is recommended that, where this charge could arise, independent professional tax advice is sought.

        Provided that the instrument of transfer is not executed in the United Kingdom no UK stamp duty should be required to be paid on any transfer of Prudential ADRs representing ADSs. Based on Prudential's understanding of HMRC's application of the exemption from SDRT for depository receipts a transfer of Prudential ADRs representing ADSs should not, in practice, give rise to a liability to stamp duty reserve tax.

        A transfer for value of Prudential ordinary shares, as opposed to ADSs, will generally give rise to a charge to UK stamp duty or stamp duty reserve tax, other than where the amount or value of the consideration for the transfer is £1,000 or under and the transfer instrument is certified at £1,000 (a "Low Value Transaction"), at the rate of 0.5 per cent (rounded up, in the case of stamp duty, to the nearest £5). The rate is applied to the price payable for the relevant Prudential ordinary shares. To the extent that stamp duty is paid on a transfer of Prudential ordinary shares, no stamp duty reserve tax should be payable on that transfer. A transfer of ordinary shares from a nominee to their beneficial owner (other than on sale), including a transfer of underlying Prudential ordinary shares from the ADS depositary or its nominee to an ADS holder, is not subject to stamp duty.

        UK stamp duty is usually paid by the purchaser. Although stamp duty reserve tax is generally the liability of the purchaser, any such tax payable on the transfer or issue of Prudential ordinary shares to the ADS depositary or its nominee will (subject to the change referred to above) be payable by the ADS depositary as the issuer of the ADSs. In accordance with the terms of the Deposit Agreement, the ADS depositary will recover an amount in respect of such tax from the initial holders of the ADSs.

US Federal Income Tax Treatment of Distributions on Prudential Ordinary Shares or ADSs

        If Prudential pays dividends, you must include those dividends in your income when you receive them. The dividends will be treated as foreign source income. You should determine the amount of your dividend income by converting pounds sterling into US dollars at the exchange rate in effect on the date of your (or the depositary's, in the case of ADSs) receipt of the dividend. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual before January 1, 2011 will be subject to taxation at a maximum rate of 15 per cent if the dividends are "qualified dividends." Dividends received with respect to the ordinary shares or ADSs will be qualified dividends if Prudential was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"). Based on Prudential's audited financial statements and relevant market data, Prudential believes that it was not treated as a PFIC for US federal income tax purposes with respect to its 2008 taxable year. In addition, based on Prudential's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, Prudential does not anticipate becoming a PFIC for its 2009 taxable year. However, as PFIC status is a factual matter that must be determined annually at the close of each taxable year, there can be no certainty as to Prudential's actual PFIC status in any particular year until the close of the taxable year in question.

US Federal Income Tax Treatment of Capital Gains

        If you sell your Prudential ordinary shares or ADSs, you will recognize a US source capital gain or loss equal to the difference between the US dollar value of the amount realized on the disposition and the US dollar basis in the ordinary shares of the ADSs. A gain on the sale of Prudential ordinary shares or ADSs held for more than one year will be treated as a long-term capital gain. The net long-term capital gain recognized before 2011 generally is subject to taxation at a maximum rate of 15 per cent. Your ability to offset capital losses against ordinary income is subject to limitations.

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

Public Reference Room
100 F Street, N.E.
Room 1580
Washington, D.C. 20549

        Please call the SEC at (202) 551 8090 for further information on the public reference room. Copies of these materials can also be obtained by fax (202) 777 1027, by email to PublicInfo@sec.gov or mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission,

100 F Street, N.E., Room 1580, Washington, D.C. 20549-0213. In addition, some of Prudential's filings with the Securities and Exchange Commission, including all those filed on or after November 4, 2002, are available on the Securities and Exchange Commission's website at http://www.sec.gov, and on the New York Stock Exchange's website at http://www.nyse.com

        Prudential also files reports and other documents with the London Stock Exchange. This information may be viewed on the London Stock Exchange's website at http://www.londonstockexchange.com and those reports and documents not filed electronically may be viewed at the Document Viewing Facility, UK Listing Authority, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, UK. All reports and other documents filed with the London Stock Exchange are also published on Prudential's website at http://www.prudential.co.uk

Item 11. Quantitative and Qualitative Disclosures about Market Risk

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

        The Group's internal control processes are detailed in the Group Governance Framework. This is supported by the Group risk framework as discussed in detail in Item 4, which provides an overview of the Group-wide philosophy and approach to risk management. Where appropriate, more detailed policies and procedures have been developed at the Group and/or business unit levels. These include Group-wide mandatory policies on certain operational risks, including: health, safety, fraud, money laundering, bribery, business continuity, information security and operational security. Additional guidelines are provided for some aspects of actuarial and finance activity.

        Prudential's risk governance framework requires that all of the Group's businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The risk governance framework is based on the concept of 'three lines of defense': Risk management, risk oversight and independent assurance. Primary responsibility for strategy, performance management and risk control lies with the Board, Group Chief Executive and the chief executives of each business unit. Risk exposures are monitored and reviewed by Group-level risk committees, chaired by the Chief Financial Officer, with representation from business unit and Group Head Office ("GHO") oversight functions. The Group Audit Committee, supported by Group-wide Internal Audit, provides independent assurance and oversight of the effectiveness of the Group's system of internal control and risk management.

        The Group's risk reporting framework forms an important part of the Group's business planning process. Business units carry out a review of risks as part of the annual preparation of their three-year business plan. This involves an assessment of the impact and likelihood of key risks and of the effectiveness of controls in place to manage them, and is reviewed regularly throughout the year. In addition, business unit dialogue meetings involving Group and business unit executive management are held regularly to review opportunities and risks to business objectives. Any mitigation strategies involving large transactions, such as a material derivative transaction, are subject to scrutiny at Group level before implementation.

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

Market and financial risks

        A detailed analysis of market and financial risks is provided in notes C(d), D1(d), D2(f), D3(f) and D4(f) to the consolidated financial statements.

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

        As at December 31, 2008, the Group held 20 per cent (2007: 19 per cent) of its financial assets in currencies, mainly US dollar and Euro, other than the functional currency of the relevant business unit.

        The financial assets, of which 77 per cent (2007: 86 per cent) are held by the PAC with-profits fund, allow the PAC with-profits fund to obtain exposure to foreign equity markets.

        The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts.

Currency of Core Borrowings

        Prudential is subject to certain interest rate risk and foreign exchange risk on its core borrowings. At December 31, 2008, there was £1,225 million of pounds sterling debt, £1,232 million, or $1,800 million, of US dollar debt and £501 million, or €520 million of Euro debt. £1,761 million of the core debt was at fixed rates of interest and £1,197 million has been swapped into floating rates of interest.

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

        Sensitivity analysis with regard to the Group's investments in debt securities, equities and real estate, to insurance contracts and to foreign exchange fluctuations, is provided in notes D2(j), D3(j), D4(j) and E4 to the consolidated financial statements.

        Additional sensitivity analysis of the Group's long-term debt and interests in derivatives contracts has been provided below.

Interest Rate Risk—Long-term Debt

        The table below quantifies the estimated increase in fair value of long-term borrowings at December 31, 2008 and 2007, resulting from a 100 basis point reduction in interest rates at those dates. The carrying value of short-term borrowings, which approximates their fair value, would not be materially increased by a 100 basis point reduction in interest rates. Prudential believes this to be a reasonably possible near-term market change for interest rates.

	December 31, 2008			December 31, 2007
	Carrying Value	Fair Value	Estimated Increase in Fair Value	Carrying Value	Fair Value	Estimated Increase in Fair Value
	£m	£m	£m	£m	£m	£m
Long-term borrowings
Central companies
Bonds, £249 million aggregate principal amount, 5.5% due 2009	249	249	1	248	248	3
Bonds, €500 million aggregate principal amount, 5.75% due 2021(1)	482	421	9	365	368	13
Bonds, £300 million aggregate principal amount, 6.875% due 2023	300	288	24	300	333	35
Bonds, £250 million aggregate principal amount, 5.875% due 2029	249	196	16	249	252	31
Bonds, £435 million aggregate principal amount, 6.125%, due 2031	427	296	20	427	434	54
Capital securities, $1,000 million 6.5% perpetual(3)	696	304	9	485	454	55
Capital securities, $250 million 6.75% perpetual(4)	173	95	0	124	103	1
Capital securities, $300 million 6.5% perpetual(4)(5)	190	115	1	154	122	2
Medium Term Subordinated Notes, €20 million, 2023(2)	19	19	0	15	15	0

Total central companies	2,785	1,983	80	2,367	2,329	194

Insurance operations
Guaranteed bonds, £100 million, principal amount, 8.5% undated subordinated	100	112	8	100	119	10
Surplus notes, $250 million principal amount, 8.15% due 2027(6)	173	154	13	125	147	18

Total long-term business	273	266	21	225	266	28

Total	3,058	2,249	101	2,592	2,595	222

(1)
The €500 million 5.75 per cent borrowings have been swapped into borrowings of £333 million with interest payable at six month £Libor plus 0.962 per cent.

(2)
The €20 million Medium Term Subordinated Notes were issued at 20-year Euro Constant Maturity Swap (capped at 6.5 per cent). These have been swapped into borrowings of £14 million with interest payable at three month £Libor plus 1.2 per cent.

(3)
Interest on the $1,000 million 6.5 per cent borrowings was swapped into floating rate payments at three month $Libor plus 0.80 per cent. In January 2009 this swap was cancelled.

(4)
The $250 million 6.75 per cent borrowings and the $300 million 6.5 per cent borrowings can be converted, in whole or in part, at the Company's option and subject to certain conditions, on any interest payment date falling on or after March 23, 2010 and March 23, 2011 respectively, into one or more series of Prudential preference shares.

(5)
Interest on the $300 million 6.5 per cent borrowings was swapped into floating rate payments at three month $Libor plus 0.0225 per cent. In January 2008, this was swapped back into fixed rate payments at 6.5 per cent.

(6)
The $250 million 8.15 per cent surplus notes are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of Jackson.

        There is no impact on profit at December 31, 2008 and 2007 as a result of these reductions in interest rates because the liabilities are recognized in the financial statements at carrying value, which is equal to their amortized cost.

Derivative Contracts

        At December 31, 2008 and 2007, the net market value exposure of derivatives was a loss of £2,128 million and a gain of £95 million, respectively. The tables below show the sensitivity of those derivatives, measured in terms of fair value, to equity and real estate market increases and decreases of 10 per cent and to interest rate increases and decreases of 100 basis points. Prudential believes these increases and decreases to be reasonably possible near-term market changes. These exposures will change as a result of ongoing portfolio and risk management activities.

	December 31, 2008			December 31, 2007
	10% Equity & Real Estate Increase Increase/(decrease) in Fair Value	Fair Value	10% Equity & Real Estate Decrease Increase/(decrease) in Fair Value	10% Equity & Real Estate Increase Increase/(decrease) in Fair Value	Fair Value	10% Equity & Real Estate Decrease Increase/(decrease) in Fair Value
	£m	£m	£m	£m	£m	£m
United Kingdom—long-term insurance
With-profits fund (including PAL)	(82)	(1,740)	82	(3)	(133)	5
Shareholder-backed annuities	—	(55)	—	9	37	(8)
SAIF	22	(204)	(22)	(9)	(41)	9
United States—insurance	(104)	(129)	116	(35)	232	59

Total	(164)	(2,128)	176	(38)	95	65

	December 31, 2008			December 31, 2007
	100 bp Interest Rate Increase Increase/(decrease) in Fair Value	Fair Value	100 bp Interest Rate Decrease Increase/(decrease) in Fair Value	100 bp Interest Rate Increase Increase/(decrease) in Fair Value	Fair Value	100 bp Interest Rate Decrease Increase/(decrease) in Fair Value
	£m	£m	£m	£m	£m	£m
United Kingdom—long-term insurance
With-profits fund (including PAL)	(105)	(1,740)	126	(133)	(133)	162
Shareholder-backed annuities	(105)	(55)	136	(117)	37	148
SAIF	(52)	(204)	94	(34)	(41)	65
United States—insurance	284	(129)	(267)	162	232	(115)

Total	22	(2,128)	89	(122)	95	260

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

Item 13. Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14. Material Modifications to the Rights of Security Holders

        None.

Item 15. Controls and Procedures

        Management has evaluated, with the participation of Prudential's Group Chief Executive and Group Chief Financial Officer, the effectiveness of Prudential's disclosure controls and procedures as at December 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Prudential's evaluation, the Group Chief Executive and Group Chief Financial Officer concluded that as of December 31, 2008 Prudential's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Prudential in the reports Prudential files and submits under the Securities Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms and that it is accumulated and communicated to Prudential's management, including the Group Chief Executive and Group Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

        Since December 31, 2006, the Group has been required to undertake an annual assessment of the effectiveness of internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act. In accordance with the requirements of Section 404 the following report is provided by management in respect of the Group's internal control over financial reporting (as defined in Rules 13a-15(f) and 15-d-15(f) under the Securities Exchange Act):

Management's Annual Report on Internal Control over Financial Reporting

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

        Management has conducted, with the participation of Prudential's Group Chief Executive and Group Chief Financial Officer, an evaluation of the effectiveness of internal control over financial reporting based on the framework in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on the assessment under these criteria, Management has concluded that, as of December 31, 2008, the Group's internal control over financial reporting was effective. In addition, there have been no changes in the Group's internal control over financial reporting during 2008 that have materially affected, or are reasonably likely to affect materially, the Group's internal control over financial reporting.

        KPMG Audit Plc, which has audited the consolidated financial statements of the Group for the year ended December 31, 2008, has also audited the effectiveness of the Group's internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). The audit report on internal control over financial reporting is shown below.

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Prudential plc

        We have audited Prudential plc's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Prudential plc's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Controls and Procedures. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        In our opinion, Prudential plc maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Prudential plc and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated May 18, 2009 expressed an unqualified opinion on those consolidated financial statements.

May 18, 2009	By:	/s/ KPMG AUDIT PLC KPMG Audit Plc London, England

 Item 16A. Audit Committee Financial Expert

        The Board has determined that Kathleen O'Donovan, Chairman of the Audit Committee, qualifies as an audit committee financial expert within the meaning of Item 16A of Form 20-F, and that Ms O'Donovan is independent as defined by the New York Stock Exchange Corporate Governance Standards.

Item 16B. Code of Ethics

        Prudential has a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act, (which Prudential calls its Group Code of Business Conduct) which applies to the Group Chief Executive, Group Chief Financial Officer, the Group Chief Risk Officer and persons performing similar functions as well as to all other employees. Prudential's Code of Business Conduct is available on its website at www.prudential.co.uk. If Prudential amends the provisions of the Code of Business Conduct, as it applies to the Group Chief Executive, Group Chief Financial Officer and the Group Chief Risk Officer or if Prudential grants any waiver of such provisions, the Company will disclose such amendment or waiver on the Prudential website. On June 21, 2007, the Code of Business Conduct was revised to incorporate a clause on anti-money laundering and financial crime. This is now available on Prudential's website at www.prudential.co.uk.

Item 16C. Principal Accountant Fees and Services

        The Group Audit Committee (the "Committee") has a key oversight role in relation to the external auditor, KPMG Audit Plc, whose primary relationship is with the Committee. The Group's Auditor Independence Policy ensures that the independence and objectivity of the external auditor is not impaired. The policy sets out four key principles which underpin the provision of non-audit services by the external auditor, namely that the auditor should not:

  •
  audit its own firm's work;

  •
  make management decisions for the Group;

  •
  have a mutuality of financial interest with the Group; or

  •
  be put in the role of advocate for the Group.

        All services provided by the auditor in accordance with this policy are pre-approved by the Committee. The Committee regularly reviews and updates the policy to ensure alignment with the latest standards and best practice in establishing, maintaining and monitoring auditor independence and objectivity.

Audit fees

        For the year ended December 31, 2008, the Committee approved fees of £9.0 million to its auditor, KPMG Audit Plc, for audit services and other services supplied pursuant to relevant legislation. In addition, the Committee approved fees of £1.8 million to KPMG for services not related to audit work, which accounted for 17 per cent of total fees paid to the external auditor in the year. Non-audit services primarily related to actuarial services and basic tax compliance work. In accordance with the Group's Auditor Independence Policy, all services were approved prior to work commencing, and each of the non-audit services was confirmed to be permissible for the external auditor to undertake, as defined by the Sarbanes-Oxley Act. The Committee reviewed the non-audit services being provided to the Group by KPMG at regular intervals during 2008.

        Total fees payable to KPMG for the fiscal years ended December 31, 2008 and 2007 are set out below:

	2008	2007
	£m	£m
Audit fees
Fees payable to Prudential's auditor for the audit of Prudential's annual accounts	1.6	1.8
Audit of subsidiaries and associates pursuant to legislation	5.0	4.4
Audit-related fees—Other services supplied pursuant to legislation	2.4	2.9
Tax fees	0.6	0.4
Other fees
Valuation and actuarial services	0.7	0.7
Services relating to corporate finance transactions	—	0.2
All other services	0.5	1.0

Total	10.8	11.4

        In addition, there were fees of £0.2 million (2007: £0.2 million) for the audit of pension schemes.

  2008

        Fees of £1.6 million for the audit of Prudential's annual accounts comprised statutory audit fees of £0.8 million, US reporting audit fees of £0.3 million and EEV reporting audit fees of £0.5 million. Fees of £5.0 million for audit of subsidiaries and associates pursuant to legislation mainly related to the audit of local and statutory accounts and to statutory audit work in connection with the submission of results to be consolidated in Prudential's annual accounts.

        Fees of £2.4 million for other services supplied pursuant to legislation comprised of Sarbanes-Oxley reporting of £1.0 million and interim and regulatory reporting of £1.4 million.

        Fees of £0.6 million for services relating to taxation related to tax compliance throughout the Group.

        Fees of £0.7 million for valuation and actuarial services related to work in connection with MCEV and with the investigation into possible re-attribution of the inherited estate.

        Fees of £0.5 million for all other services comprised services in respect of accounting and regulatory requirements of £0.1 million services and in respect of attestation letters of £0.4 million.

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

Auditor performance and independence

        As part of its work during 2008, the Committee assessed the performance of the external auditor, its independence and objectivity, and the effectiveness of the audit process. In addition to questioning the external auditor and the Chief Financial Officer, which is a regular feature of meetings, the review of the effectiveness of the external audit process was conducted through a questionnaire-based exercise administered by Group-wide Internal Audit, supplemented by interviews with senior finance staff and Committee members. In addition, the Committee received the results of an internal review carried out by the external auditor in respect of its services to the Group. The Committee also reviewed the external audit strategy and received reports from the auditor on its own policies and procedures regarding independence and quality control, including an annual confirmation of its independence in line with industry standards.

Re-appointment of auditor

        The Group operates a policy under which at least once every five years a formal review is undertaken by the Committee to assess whether the external audit should be re-tendered. The external audit was last put out to competitive tender in 1999 when the present auditor was appointed. In 2005, 2006, 2007 and 2008 the Committee formally considered the need to re-tender the external audit service and concluded that, given the significant changes in accounting, audit and regulatory requirements, the interests of the Company were better served by retaining the existing auditor through a period of continuing change. In addition, the Committee concluded that there was nothing in the performance of the auditor requiring a change. In 2007, a new lead audit partner was appointed by KPMG Audit Plc, in line with the Auditing Practices Board Ethical Statements in the UK and the Sarbanes-Oxley Act in the US.

        Following its review of the external auditor's effectiveness and independence, the Committee has recommended to the Board that KPMG Audit Plc be re-appointed as auditor of the Company, and a resolution for the re-appointment of KPMG Audit Plc as auditor of the Company to hold office until the end of the 2010 Annual General Meeting was approved by shareholders at the Annual General Meeting on May 14, 2009.

Item 16D. Exemptions from the Listing Standards for Audit Committees

        Not applicable

 Item 16E. Purchases of Equity Securities by Prudential plc and Affiliated Purchasers

        The following table sets forth information with respect to purchases made by or on behalf of Prudential or any "affiliated purchasers" (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) of Prudential's ordinary shares or American depositary shares for the year ended December 31, 2008.

Period	Total Number of Shares Purchased(1)(2)	Average Price Paid Per Share (£)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under Plans or Programs
January 1 - January 31	12,596	6.7276	N/A	N/A
February 1 - February 29	18,771	5.9873
March 1 - March 31	195,560	6.021
April 1 - April 30	57,861	6.8986
May 1 - May 31	760,664	6.8169
June 1 - June 30	744,387	6.3348
July 1 - July 31	249,987	5.3288
August 1 - August 31	521,833	5.8157
September 1 - September 30	219,504	6.4266
October 1 - October 31	15,493	5.0619
November 1 - November 30	19,758	3.863
December 1 - December 31	2,836,965	3.6201

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

(3)
In addition, 48,797 shares were allotted to the employee benefit trusts in lieu of receiving cash dividends as part of Prudential's scrip dividend program in May and September 2008.

 Item 16G. Corporate Governance

        On November 4, 2003, the New York Stock Exchange (the "NYSE") established new corporate governance rules. The application of the NYSE's rules is restricted for foreign companies, recognising that they have to comply with domestic requirements. As a foreign private issuer, Prudential must comply with four NYSE rules:

  1.
  The Company must satisfy the audit committee requirements of the SEC;

  2.
  The Group Chief Executive must promptly notify the NYSE in writing after any executive officer of the Company becomes aware of any material non-compliance with any applicable provisions of Section 303(A) of the NYSE's Listed Company Manual;

  3.
  The Company must submit an executed written affirmation annually to the NYSE affirming the Company's compliance with applicable NYSE Corporate Governance Standards and submit an interim written affirmation each time a change occurs to its audit committee; and

  4.
  The Company must provide a brief description of any significant difference between its corporate governance practices and those followed by US companies under the NYSE listing standards.

        As a company listed on the London Stock Exchange, Prudential is required to comply with the Financial Service Authority's Listing Rules, Disclosure and Transparency Rules and Prospectus Rules, and to report and explain non-compliance with the Combined Code on Corporate Governance, which was issued by the Financial Reporting Council.

        The table below discloses differences between Prudential's domestic practice and the NYSE rules.

NYSE Corporate Governance Rules	Description of differences between Prudential's governance practice and the NYSE Corporate Governance Rules
Director independence
1	Listed companies must have a majority of independent directors.	Prudential complies with the equivalent domestic requirements contained in the "Combined Code on Corporate Governance" (the "Code").
The Code requires that the Board should include a balance of executive and non-executive directors (and in particular independent non-executive directors) such that no individual or small group of individuals can dominate the Board's decision taking. At least half the Board, excluding the Chairman, should comprise non-executive directors determined by the Board to be independent.

The Board considers that Sir Winfried Bischoff, Mr Dadiseth, Mr Garrett, Ms Godbehere, Mrs Macaskill, Ms O'Donovan, Mr Ross and Lord Turnbull are "independent" under the Code. This satisfies the requirement under the Code that at least half the Board, excluding the Chairman, should be "independent" non-executive Directors.

	NYSE Corporate Governance Rules	Description of differences between Prudential's governance practice and the NYSE Corporate Governance Rules
2
In order to tighten the definition of "independent director" for purposes of these standards:
a)    No director qualifies as "independent" unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Companies must identify which directors are independent and disclose the basis for that determination.
b)    In addition, a director is not independent if:
        i)    The director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer of the listed company.
        ii)    The director has received, or has an immediate family member who has received, during any twelve- month period within the last three years, more than $120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).
        iii)    (A) The director is a current partner or employee of a firm that is the company's internal or external auditor; (B) the director has an immediate family member who is a current partner of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and personally works on the listed company's audit; or (D) the director or an immediate family member was within the last three years partner or employee of such a firm and personally worked on the listed company's audit within that time.

        iv)    The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the listed company's present executive officers at the same time serves or served on that company's compensation committee.

Prudential complies with the corresponding domestic requirements contained in the Code, which sets out the principles for the Company to determine whether a director is "independent".
The Board is required to determine whether directors are independent in character and judgement and whether there are relationships or circumstances which are likely to affect, or could affect, the directors' judgement. If the Board determines that a director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination it shall state its reasons. In undertaking this process the Board is required, amongst other factors, to consider if the director:

•    Has been an employee of Prudential within the last five years;
•    Has, or has had within the last three years, a material business relationship with Prudential either directly, or as a partner, shareholder, director or senior employee of a body that has such a relationship with Prudential;
•    Has received or receives additional remuneration from Prudential apart from a director's fee, participates in Prudential's share option or a performance- related pay scheme, or is a member of Prudential's pension scheme;
•    Has close family ties with any of Prudential's advisers, directors or senior employees;
•    Holds cross- directorships or has significant links with other directors through involvement in other companies or bodies;
•    Represents a significant shareholder; or
•    Has served on the Board for more than nine years from the date of their first election.
Keki Dadiseth and Barry Stowe also serve as non-executive directors of ICICI Prudential Life Insurance Company Limited, an Indian company which is owned 26% by Prudential, and in addition Keki serves at Prudential's request as a non-executive director of ICICI Prudential Trust Limited, an Indian company which is owned 49% by Prudential. The Board does not consider that these appointments in any way affect Keki's status as an independent director of Prudential.

Sir Winfried Bischoff has been Chairman of Citi Europe and a Member of The Management, Operating and Business Heads Committees of

	NYSE Corporate Governance Rules	Description of differences between Prudential's governance practice and the NYSE Corporate Governance Rules

v) The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues.
Citigroup Inc. since May 2000. He is also Chairman of the European Advisory Board of Citigroup Inc. and a member of the Citigroup Inc. International Advisory Board. He was a director of Citigroup Inc. until April 21, 2009 and was the Acting Chief Executive Officer from November 2007 to December 2007, and Chairman from December 2007 until February 23, 2009. Prudential has a number of business relationships with Citi. The Board believes that, in respect of the Combined Code, these business relationships are not sufficiently material to compromise his independence in matters relating to Prudential.
The non-executive Directors considered by the Board to be independent are identified in the Company's Annual Reports in accordance with the Code and on Prudential's website.
Throughout the year 2008 all non-executive directors were considered by the Board to be independent in character and judgement.
Executive Sessions
3	To empower non-management directors to serve as a more effective check on management, the non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	Prudential complies with the equivalent domestic requirements set out in the Code, which requires that the Chairman of Prudential should hold meetings with the non-executive directors without executives present and the non-executive directors led by the Senior Independent Director, should meet at least annually without the Chairman present to appraise the Chairman's performance. The Chairman of Prudential usually meets formally, at least annually, with the non-executive directors without the executive directors being present. During 2008, the Chairman held a number of meetings with non-executives individually or in groups without the executives being present. It was decided in light of these meetings that no additional formal meeting would be required. The Chairman Designate also had a number of meetings with the non-executive directors without the executives being present.
Nominations/Corporate Governance Committee
4	a) Listed companies must have a nominating/ corporate governance committee composed entirely of independent directors.
b)    The nominating/corporate governance committee must have a written charter that addresses:
i) the committee's purpose and responsibilities—which, at minimum, must be to: identify individuals qualified to become board members, consistent with criteria approved by the board, and to select, or to	Prudential complies with the corresponding domestic requirements set out in the Code, which requires that Prudential has a Nomination Committee which comprises a majority of independent non-executive directors and the Chairman.
Prudential's Nomination Committee has written terms of reference in accordance with the Code. The terms of reference are available on Prudential's website, and explain the Nomination Committee's role and the authority delegated to it by the Board.

	NYSE Corporate Governance Rules	Description of differences between Prudential's governance practice and the NYSE Corporate Governance Rules recommend that the board select, the director nominees for the next annual meeting of shareholders; develop and recommend to the board a set of corporate governance guidelines applicable to the corporation; and oversee the evaluation of the board and management; and
ii) an annual performance evaluation of the committee.
The Board is responsible for regularly reviewing its corporate governance standards and practices. Domestic requirements do not mandate Prudential to establish a corporate governance committee.
Under the Code, the board should state in the annual report how performance evaluation of the board, its committees and its individual directors has been conducted. Prudential includes such description in its Annual Report, which is available on its website.
Compensation Committee
5	a) Listed companies must have a compensation committee composed entirely of independent directors.	Prudential complies with the equivalent domestic requirements set out in the Code, which requires that Prudential has a Remuneration Committee that is comprised of at least three "independent" non-executive directors.
	b) The compensation committee must have a written charter that addresses:	Prudential's Remuneration Committee has written terms of reference in accordance with the Code. The terms of reference are available on Prudential's website.

        i)    the committee's purpose and responsibilities—which, at minimum, must be to have direct responsibility to:
                a)    review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board), determine and approve the CEO's compensation level based on this evaluation; and
                b)    make recommendations to the board with respect to non-CEO executive officer compensation, and incentive- compensation and equity- based plans that are subject to board approval; and
c) produce a compensation committee report on executive officer compensation as required by the SEC to be included in the listed company's annual proxy statement or annual report on Form 10-K filed with the SEC;
Prudential complies with the equivalent domestic requirements set out in the Code, which provides that the Remuneration Committee:
a)    should have delegated responsibility for setting remuneration for all executive directors and the chairman, including pension rights and any compensation payments;
b)    should recommend and monitor the level and structure of remuneration for senior management;
c)    should carefully consider what compensation commitments (including pension contributions and all other elements) their directors' terms of appointment would entail in the event of early termination; and
d) that the annual report should include a description of the work of the Remuneration Committee.
ii) an annual performance evaluation of the compensation committee.
Under the Code, the board should state in the annual report how performance evaluation of the board, its committees and its individual directors has been conducted. Prudential includes such description in its Annual Report which is available on its website.

	NYSE Corporate Governance Rules	Description of differences between Prudential's governance practice and the NYSE Corporate Governance Rules
Audit Committee
6	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act.	Prudential complies with equivalent domestic requirements set out in the Code, which requires that Prudential has an Audit Committee that is comprised entirely of at least three "independent" non-executive directors.
Prudential's Audit Committee has written terms of reference prepared in accordance with the requirements of the Code and the Smith Guidance. The terms of reference are available on Prudential's website and explain the Audit Committee's role and the authority delegated to it by the Board.
The terms of reference, amongst other items, set out the Committee's role and responsibilities in respect of the external audit business.

The Committee reviews management's and the external and internal auditors' reports on the effectiveness of systems for internal control, financial reporting and risk management. It also reviews the effectiveness of the Group Risk Framework and the Group Governance Framework.
The Audit Committee has established a procedure for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters.

The Audit Committee has the authority to engage independent counsel and other advisers as it determines necessary to carry out its duties.
Prudential must provide appropriate funding for the Audit Committee.
The Board of Prudential has designated that Kathleen O'Donovan, Chairman of the Audit Committee, qualifies as an audit committee financial expert.
7	(a) The audit committee must have a minimum of three members.	Prudential complies with equivalent domestic requirements set out in the Code which requires that the Audit Committee should comprise a minimum of three "independent" non-executive directors.
(b) In addition to any requirement of Rule 10A-3(b)(1), all audit committee members must satisfy the requirements for independence set out in Section 303A.02.
Each member of Prudential's Audit Committee is deemed to be "independent" in accordance with the Securities Exchange Act and Code criteria. Prudential has determined its Audit Committee members meet the rule 10A-3 independence test.
Prudential complies with equivalent domestic requirements set out in the Code which requires that the Board should satisfy itself that at least one member of the Audit Committee has recent and relevant financial experience.

NYSE Corporate Governance Rules	Description of differences between Prudential's governance practice and the NYSE Corporate Governance Rules
(c) The audit committee must have a written charter that addresses: (i) the committee's purpose—which, at minimum, must be to:
Prudential's Audit Committee has written terms of reference in accordance with the Code. The terms of reference are available on Prudential's website.
The Code requires that the main role and responsibilities of the Audit Committee should include:

(A) assist board oversight of (1) the integrity of the listed company's financial statements, (2) the listed company's compliance with legal and regulatory requirements, (3) the independent auditor's qualifications and independence, and (4) the performance of the listed company's internal audit function and independent auditors; and
•    To monitor the integrity of the financial statements of the Company;
•    To monitor and review the effectiveness of the Company's internal audit function;
•    To develop and implement policy on the engagement of the external auditor to supply non-audit services, taking into account relevant ethical guidance regarding the provision of non-audit services by the external audit firm, and to report to the board, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken;
• To review and monitor the external auditor's independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements; and

• To make recommendations to the Board, for it to put to the shareholders for their approval in general meeting, in relation to the appointment, re-appointment and removal of the external auditor and to approve the remuneration and terms of engagement of the external auditor.
(B) prepare an audit committee report as required by the SEC to be included in the listed company's annual proxy statement;	The Code requires that there is a separate section in a Company's Annual Report which describes the work of the Committee in discharging its duties.
(ii) an annual performance evaluation of the audit committee; and	An evaluation is included in the Annual Report & Accounts.
(iii) the duties and responsibilities of the audit committee—which, at a minimum, must include those set out in Rule 10A-3(b)(2), (3), (4) and (5) of the Exchange Act, as well as to:

(A) at least annually, obtain and review a report by the independent auditor describing: the firm's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or	Prudential's Audit Committee also monitors and reviews the effectiveness of the Company's internal audit function.

NYSE Corporate Governance Rules	Description of differences between Prudential's governance practice and the NYSE Corporate Governance Rules investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor's independence) all relationships between the independent auditor and the listed company;

(B) Meet to review and discuss the listed company's annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing the company's specific disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations";
Prudential's Audit Committee also monitors the integrity of the financial statements of the Company, and any formal announcements relating to the Company's financial performance, reviewing significant financial reporting judgements contained in them.
(C) Discuss the listed company's earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;
(D) Discuss policies with respect to risk assessment and risk management;
Prudential's Audit Committee also reviews the Company's internal financial controls and, unless expressly addressed by a separate risk committee, or by the Board itself, reviews the Company's internal control and risk management systems.

	NYSE Corporate Governance Rules	Description of differences between Prudential's governance practice and the NYSE Corporate Governance Rules
	(E) Meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors;	Committee members meet separately with management throughout the year and at least annually meet alone with the internal and external auditors.
(F) review with the independent auditor any audit problems or difficulties and management's response;
The terms of reference of Prudential's Audit Committee require it to consider management's responses to any major external audit recommendations, and to resolve disagreements between management and the external auditor regarding financial reporting.
	(G) set clear hiring policies for employees or former employees of the independent auditors; and	The terms of reference of Prudential's Audit Committee require it to set clear hiring policies for employees or former employees of the external auditor.
	(H) report regularly to the board of directors.	Prudential's Audit Committee reports regularly to the board of directors.
(d) Each listed company must have an internal audit function.
Where there is no internal audit function, the audit committee should consider annually, under the requirements of the Code, whether there is a need for an internal audit function and make a recommendation to the board, and the reasons for the absence of such a function should be explained in the relevant section of the annual report.
Shareholder Approval of Equity Compensation Plans
8	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.	Prudential complies with corresponding domestic requirements in the Listing Rules issued by the Financial Services Authority which mandate that the Company must seek shareholder approval for employee share schemes.
Corporate Governance Guidelines
9	Listed companies must adopt and disclose corporate governance guidelines.	Prudential complies with corresponding domestic requirements set out in the Listing Rules issued by the Financial Services Authority and the Code, which require that Prudential include an explanation in its Annual Report of how it complies with the principles of the Code and require confirmation that it complies with the Code's provisions or, where it does not, to provide an explanation of why it does not comply.
Code of Business Conduct and Ethics
10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Prudential's Code of Business Conduct is available on Prudential's website. Although not required by the Sarbanes-Oxley Act, Prudential has extended the applicability of its Code of Business Conduct to all employees.

	NYSE Corporate Governance Rules	Description of differences between Prudential's governance practice and the NYSE Corporate Governance Rules
Description of Significant Differences
11	Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.	Prudential conforms by publishing this document to fulfil this requirement.
12
Listed foreign private issuers may provide this disclosure either on their web site (provided it is in the English language and accessible from the United States) and/or in their annual report as distributed to shareholders in the United States in accordance with Sections 103.00 and 203.01 of the Listed Company Manual (again, in the English language). If the disclosure is only made available on the web site, the annual report shall so state and provide the web address at which the information may be obtained.
Prudential conforms by publishing this document in this annual report on Form 20-F and on its website to fulfil this requirement. The address of the website is also published in Prudential's Form 20-F.
13	Listed companies must have and maintain a publicly accessible website.
Prudential conforms by maintaining a publicly accessible website, on which a printable version of the terms of reference of its Remuneration Committee, Nomination Committee and Audit Committee, its corporate governance guidelines, its Code of Business Conduct and document disclosing any significant ways in which its corporate governance practices differ from those followed by domestic companies under NYSE listing standards are posted in the English language.

 Item 18. Financial Statements

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Prudential plc

        We have audited the accompanying consolidated balance sheets of Prudential plc and subsidiaries (together "Company") as of December 31, 2008 and 2007 and the consolidated statements of income, changes in equity and cash flows for the each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Prudential plc and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

        As discussed in note A5 to the financial statements, the Company has adopted IFRIC 14, 'IAS-19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction' which provides guidance on the recognition of surpluses in, and funding obligations for, defined benefit pension schemes.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated May 18, 2009 expressed an unqualified opinion on the effective operation of internal control over financial reporting.

May 18, 2009	By:	/s/ KPMG AUDIT PLC KPMG Audit Plc London, England

Prudential plc and Subsidiaries

Consolidated Income Statements

Years ended December 31

	2008	2007*	2006*
	(In £ Millions Except Per Share Amounts)
Gross premiums earned	18,993	18,359	16,157
Outward reinsurance premiums	(204)	(171)	(171)

Earned premiums, net of reinsurance	18,789	18,188	15,986

Investment return	(30,202)	12,225	17,141
Other income	1,146	2,457	1,917

Total revenue, net of reinsurance	(10,267)	32,870	35,044

Benefits and claims	4,620	(26,224)	(26,001)
Outward reinsurers' share of benefits and claims	389	(20)	(144)
Movement in unallocated surplus of with-profits funds	5,815	(541)	(2,122)

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	10,824	(26,785)	(28,267)
Acquisition costs and other operating expenditure	(2,459)	(4,859)	(4,489)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(172)	(168)	(177)

Total charges, net of reinsurance	8,193	(31,812)	(32,933)

(Loss) profit before tax (being tax attributable to shareholders' and policyholders' returns)**	(2,074)	1,058	2,111
Tax credit attributable to policyholders' returns	1,624	5	(830)

(Loss) profit before tax attributable to shareholders	(450)	1,063	1,281

Tax credit (charge)	1,683	(349)	(1,195)
Less: tax attributable to policyholders' returns	(1,624)	(5)	830

Tax credit (charge) attributable to shareholders' profits	59	(354)	(365)

(Loss) profit from continuing operations after tax	(391)	709	916
Discontinued operations (net of tax)	—	241	(105)

(Loss) profit for the year	(391)	950	811

Attributable to:
Equity holders of the Company	(396)	947	810
Minority interests	5	3	1

(Loss) profit for the year	(391)	950	811

Earnings per share (in pence)
Basic (based on 2,472m, 2,445m and 2,413m shares respectively):
Based on (loss) profit from continuing operations attributable to the equity holders of the Company	(16.0)p	28.8p	37.9p
Based on profit (loss) from discontinued operations attributable to the equity holders of the Company	—	9.9p	(4.3)p

	(16.0)p	38.7p	33.6p

Diluted (based on 2,473m, 2,448m and 2,416m shares respectively):
Based on (loss) profit from continuing operations attributable to the equity holders of the Company	(16.0)p	28.8p	37.9p
Based on profit from discontinued operations attributable to the equity holders of the Company	—	9.8p	(4.3)p

	(16.0)p	38.6p	33.6p

*
The Company has adopted the principles of IFRIC 14 in accounting for pension schemes. The adoption gives rise to consequential changes to the comparative results for 2007 and 2006. Note I1 explains the effect of the change.

**
This measure is the formal (loss) profit before tax measure under IFRS but is not the result attributable to shareholders.

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Statement of Changes in Equity

Year ended December 31

	2008
	Share capital	Share premium	Retained earnings	Translation reserve	Available- for-sale securities reserve	Shareholders' equity	Minority interests	Total equity
	(In £ Millions)
Reserves
Loss for the year			(396)			(396)	5	(391)
Items recognized directly in equity:
Exchange movements				631		631		631
Unrealized valuation movements on securities of US insurance operations classified as available-for-sale:
Unrealized holding losses arising during the year					(3,197)	(3,197)		(3,197)
Less net losses included in the income statement on disposal and impairment					487	487		487

					(2,710)	(2,710)		(2,710)
Related change in amortization of deferred income and acquisition costs					1,070	1,070		1,070
Related tax				119	569	688		688

Total items of income and expense recognized directly in equity				750	(1,071)	(321)		(321)

Total income and expense for the year			(396)	750	(1,071)	(717)	5	(712)
Dividends			(453)			(453)	(2)	(455)
Reserve movements in respect of share-based payments			18			18		18
Change in minority interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and of other consolidated investment funds							(50)	(50)
Share capital and share premium
New share capital subscribed	2	168				170		170
Transfer to retained earnings in respect of shares issued in lieu of cash dividends		(156)	156
Treasury shares
Movement in own shares in respect of share-based payment plans			3			3		3
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS			(25)			(25)		(25)

Net increase (decrease) in equity	2	12	(697)	750	(1,071)	(1,004)	(47)	(1,051)
At beginning of year:
As previously reported	123	1,828	4,440	(112)	(78)	6,201	102	6,303
Effect of adoption of principles of IFRIC 14 for accounting for pension schemes			(139)			(139)		(139)

After adoption of IFRIC 14	123	1,828	4,301	(112)	(78)	6,062	102	6,164

At end of year	125	1,840	3,604	638	(1,149)	5,058	55	5,113

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Statement of Changes in Equity

Year ended December 31

	2007
	Share capital	Share premium	Retained earnings	Translation reserve	Available- for-sale securities reserve	Hedging reserve	Shareholders' equity	Minority interests	Total equity
	(In £ Millions)
Reserves
Profit for the year			947				947	3	950
Items recognized directly in equity:
Exchange movements				11			11		11
Movement on cash flow hedges						(3)	(3)		(3)
Unrealized valuation movements on securities classified as available-for-sale of discontinued banking operations					(2)		(2)		(2)
Unrealized valuation movements on securities of US insurance operations classified as available-for-sale:
Unrealized holding losses arising during the year					(231)		(231)		(231)
Less net gains included in the income statement on disposal and impairment					(13)		(13)		(13)

					(244)		(244)		(244)
Related change in amortization of deferred income and acquisition costs					88		88		88
Related tax				2	53	1	56		56

Total items of income and expense recognized directly in equity				13	(105)	(2)	(94)		(94)

Total income and expense for the year			947	13	(105)	(2)	853	3	856
Dividends			(426)				(426)	(5)	(431)
Reserve movements in respect of share-based payments			18				18		18
Change in minority interests arising principally from purchase and sale of venture investment companies and property partnerships of the PAC with-profits fund and of other consolidated investment funds								(28)	(28)
Share capital and share premium
New share capital subscribed	1	181					182		182
Transfer to retained earnings in respect of shares issued in lieu of cash dividends		(175)	175
Treasury shares
Movement in own shares in respect of share-based payment plans			7				7		7
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS			4				4		4

Net increase (decrease) in equity	1	6	725	13	(105)	(2)	638	(30)	608
At beginning of year:
As previously reported	122	1,822	3,640	(125)	27	2	5,488	132	5,620
Effect of adoption of principles of IFRIC 14 for accounting for pension schemes			(64)				(64)		(64)

After adoption of IFRIC 14	122	1,822	3,576	(125)	27	2	5,424	132	5,556

At end of year	123	1,828	4,301	(112)	(78)	0	6,062	102	6,164

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Statement of Changes in Equity

Year ended December 31

	2006
	Share capital	Share premium	Retained earnings	Translation reserve	Available- for-sale securities reserve	Hedging reserve	Shareholders' equity	Minority interests	Total equity
	(In £ Millions)
Reserves
Profit for the year			810				810	1	811
Items recognized directly in equity:
Exchange movements				(224)			(224)		(224)
Movement on cash flow hedges						7	7		7
Unrealized valuation movements on securities classified as available-for-sale of discontinued banking operations					(2)		(2)		(2)
Unrealized valuation movements on US insurance operations securities classified as available-for-sale:
Unrealized holding losses arising during the year					(208)		(208)		(208)
Less net losses included in the income statement on disposal and impairment					7		7		7

					(201)		(201)		(201)
Related change in amortization of deferred income and acquisition costs					75		75		75
Related tax				(74)	50	(2)	(26)		(26)

Total items of income and expense recognized directly in equity				(298)	(78)	5	(371)		(371)

Total income and expense for the year			810	(298)	(78)	5	439	1	440
Dividends			(399)				(399)		(399)
Reserve movements in respect of share-based payments			15				15		15
Change in minority interests arising principally from purchase and sale of venture investment companies and property partnerships of the PAC with-profits fund and of other investments								43	43
Acquisition of Egg minority interests			(167)				(167)	(84)	(251)
Share capital and share premium
New share capital subscribed	3	333					336		336
Transfer to retained earnings in respect of shares issued in lieu of cash dividends		(75)	75
Treasury shares
Movement in own shares in respect of share-based payment plans			6				6		6
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS			0				0		0

Net increase (decrease) in equity	3	258	340	(298)	(78)	5	230	(40)	190
At beginning of year	119	1,564	3,236	173	105	(3)	5,194	172	5,366

At end of year	122	1,822	3,576	(125)	27	2	5,424	132	5,556

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Balance Sheets

December 31

Assets	2008	2007
	(In £ Millions)
Intangible assets attributable to shareholders:
Goodwill	1,341	1,341
Deferred acquisition costs and other intangible assets	5,349	2,836

Total	6,690	4,177

Intangible assets attributable to with-profits fund:
In respect of acquired subsidiaries for venture fund and other investment purposes	174	192
Deferred acquisition costs and other intangible assets	126	19

Total	300	211

Total	6,990	4,388

Other non-investment and non-cash assets:
Property, plant and equipment	635	1,012
Reinsurers' share of insurance contract liabilities	1,240	783
Deferred tax assets	2,886	951
Current tax recoverable	657	285
Accrued investment income	2,513	2,023
Other debtors	1,232	909

Total	9,163	5,963

Investments of long-term business and other operations:
Investment properties	11,992	13,688
Investments accounted for using the equity method	10	12
Financial investments:
Loans	10,491	7,924
Equity securities and portfolio holdings in unit trusts	62,122	86,157
Debt securities	95,224	83,984
Other investments	6,301	4,396
Deposits	7,294	7,889

Total	193,434	204,050

Held for sale assets	—	30
Cash and cash equivalents	5,955	4,951

Total assets	215,542	219,382

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Balance Sheets

December 31

Equity and liabilities	2008	2007*
	(In £ Millions)
Equity
Shareholders' equity	5,058	6,062
Minority interests	55	102

Total equity	5,113	6,164

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	136,030	132,776
Investment contract liabilities with discretionary participation features	23,446	29,550
Investment contract liabilities without discretionary participation features	14,501	14,032
Unallocated surplus of with-profits funds	8,414	13,959

Total	182,391	190,317

Core structural borrowings of shareholder-financed operations:
Subordinated debt	1,987	1,570
Other	971	922

Total	2,958	2,492

Other borrowings:
Operational borrowings attributable to shareholder-financed operations	1,977	3,081
Borrowings attributable to with-profits funds	1,308	987
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	5,572	4,081
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	3,843	3,556
Current tax liabilities	842	1,237
Deferred tax liabilities	3,229	3,402
Accruals and deferred income	630	599
Other creditors	1,496	1,020
Provisions	461	575
Derivative liabilities	4,832	1,080
Other liabilities	890	791

Total	21,795	16,341

Total liabilities	210,429	213,218

Total equity and liabilities	215,542	219,382

*
The Company has adopted the principles of IFRIC 14 for pension schemes, giving rise to consequential changes to the comparative results and balances of 2007. Note I1 explains the effect of the change.

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Cash Flow Statements

Years ended December 31

	2008	2007*	2006*
	(In £ Millions)
Cash flows from operating activities
(Loss) Profit before tax from continuing operations (being tax attributable to shareholders' and policyholders' returns) **	(2,074)	1,058	2,111
Profit before tax from discontinued operations	—	222	(150)

Total (loss) profit before tax*	(2,074)	1,280	1,961
Changes in operating assets and liabilities:
Investments	33,255	(11,730)	(13,748)
Other non-investment and non-cash assets	(1,659)	(466)	(217)
Policyholder liabilities (including unallocated surplus)	(26,987)	11,845	13,492
Other liabilities (including operational borrowings)	(631)	902	1,003
Interest income and expense and dividend income included in profit before tax	(4,989)	(8,201)	(10,056)
Other non-cash items	(74)	(141)	198
Operating cash items:
Interest receipts	2,937	5,541	6,466
Dividend receipts	2,019	2,732	3,633
Tax paid	(653)	(624)	(523)

Net cash flows from operating activities	1,144	1,138	2,209

Cash flows from investing activities
Purchases of property, plant and equipment	(240)	(231)	(174)
Proceeds from disposal of property, plant and equipment	11	61	34
Costs incurred on purchase of Egg minority interests	—	—	(6)
Acquisition of subsidiaries, net of cash balances	—	(77)	(70)
Disposal of Egg, net of cash balances	—	(538)	—
Disposal of other subsidiaries, net of cash balances	—	157	114
Deconsolidation of investment subsidiaries***	—	(91)	—

Net cash flows from investing activities	(229)	(719)	(102)

Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations:
Redemption	—	(150)	(1)
Interest paid	(167)	(171)	(204)
With-profits operations:
Interest paid	(9)	(9)	(9)
Equity capital:
Issues of ordinary share capital	12	6	15
Dividends paid****	(297)	(255)	(323)

Net cash flows from financing activities	(461)	(579)	(522)

Net increase (decrease) in cash and cash equivalents	454	(160)	1,585
Cash and cash equivalents at beginning of year	4,951	5,071	3,586
Effect of exchange rate changes on cash and cash equivalents	550	40	(100)

Cash and cash equivalents at end of year	5,955	4,951	5,071

*
The Company has adopted the principles of IFRIC 14 for pension schemes, giving rise to consequential changes to the 2007 and 2006 comparative results.

**
This measure is the formal (loss) profit before tax measure under IFRS but it is not the result attributable to shareholders.

***
In November 2007, Prudential sold its venture fund management subsidiary, PPM Capital, as described in note I6. As a result of the arrangements attaching to the sale, it is no longer appropriate to consolidate the holdings managed by that company.

****
Dividends paid are net of scrip dividend as described in note B2.

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

A:    Background and accounting policies

A1:    Nature of operations

        Prudential plc (the Company) together with its subsidiaries (collectively, the Group or Prudential) is an international financial services group with its principal operations in the UK, the US and Asia. The Group operates in the UK through its subsidiaries, primarily The Prudential Assurance Company Limited (PAC), Prudential Annuities Limited (PAL), Prudential Retirement Income Limited (PRIL) and M&G Investment Management Limited.

        In the US, the Group's principal subsidiary is Jackson National Life Insurance Company (Jackson). The Group also has operations in Hong Kong, Malaysia, Singapore, Taiwan and other Asian countries. On February 20, 2009, the Company announced that it had entered into agreement, subject to regulatory approval to sell the assets and liabilities of its agency distribution business and its agency force in Taiwan. See note I10 for further details.

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

        The consolidated financial statements have been prepared and approved by the directors in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Were the Group to apply IFRS as adopted by the European Union (EU) as opposed to those issued by the IASB no additional adjustment would be required.

        As part of its response to the global financial crisis, in 2008, the International Accounting Standards Board (IASB) has issued amendments to IAS 39, 'Financial Instruments: Recognition and Measurement' and IFRS 7, 'Financial Instruments: Disclosures'. 'Reclassification of Financial Assets: Amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures'

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

A:    Background and accounting policies (Continued)

was issued in October 2008 permitting the reclassification of non-derivative financial assets into the 'loans and receivables' category under which assets are carried at amortized cost if specific conditions are met. The Group has not made any such reclassification of financial assets as permitted by the amendments.

        The Group has applied all IFRS standards and interpretations issued by the IASB and effective at December 31, 2008. In 2008, the Group adopted IFRIC 14 'The Limit on a Defined Benefit Asset, Minimum Funding Requirement and their Interaction'. Further details on the impact of the adoption of this interpretation are provided in notes A5 and I1.

        The consolidated financial statements do not represent the Prudential's statutory accounts for the purposes of the UK Companies Act 1985. These financial statements are based on the prescribed formats. The Group's external auditors have reported on the 2008, 2007 and 2006 statutory accounts and the accounts have been delivered to the UK Registrar of Companies. The auditors' reports were unqualified and did not contain a statement under Section 237 (2) (inadequate accounting records or returns not agreeing with records and returns) or Section 237 (3) (failure to obtain necessary information and explanations) of the UK Companies Act 1985.

        The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

        The years "2008", "2007" and "2006" refer to the years ended December 31, 2008, 2007 and 2006 respectively.

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

        The critical accounting policies in respect of the items discussed below are critical for the Group's results insofar as they relate to the Group's shareholder-financed business. In particular this applies for

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

A:    Background and accounting policies (Continued)

Jackson which is the largest shareholder-backed business in the Group. The policies are not critical in respect of the Group's with-profits business. Accordingly, explanation is provided in this note and cross-referenced notes as to why the distinction between with-profits business and shareholder-backed business is relevant.

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

        The results shown for 2008, 2007 and 2006 reflect this basis.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

A:    Background and accounting policies (Continued)

        The usage of these bases of accounting has varying effects on the way in which product options and guarantees are measured. For UK regulated with-profits funds, for the 2008 and 2007 results, options and guarantees are valued on a market consistent basis. The basis is described in note D2(g)(ii). For other operations a market consistent basis is not applied under the accounting basis described in note A4. Details of the guarantees, basis of setting assumptions, and sensitivity to altered assumptions are described in notes D3 and D4.

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

        Under IAS 39, unless carried at amortized cost (subject to impairment provisions where appropriate) under the held-to-maturity category, debt securities are also carried at fair value. The Group has chosen not to classify any financial assets as held-to-maturity. Debt securities of Jackson are designated as available-for-sale with value movements, unless impaired, being recorded as movements within shareholders' equity. Impairments are recorded in the income statement.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

A:    Background and accounting policies (Continued)

Presentation of results before tax

        The total tax charge for the Group reflects tax that in addition to relating to shareholders' profits is also attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. This is explained in more detail in note F5. However, pre-tax profits are determined after transfers to or from unallocated surplus of with-profits funds. These transfers are in turn determined after taking account of tax borne by with-profits funds. Consequently reported profit before the total tax charge is not representative of pre-tax profits attributable to shareholders. In order to provide a measure of pre-tax profits attributable to shareholders the Group has chosen to adopt an income statement presentation of the tax charge and pre-tax results that distinguishes between policyholder and shareholder components.

(b) Critical accounting estimates and judgements

Investments

Determining the fair value of financial investments when the markets are not active

        The Group holds certain financial investments for which the markets are not active. These include financial investments which are not quoted on active markets and financial investments for which markets are no longer active as a result of market conditions e.g. market illiquidity. When the markets are not active, there is generally no or limited observable market data for the financial investments. The determination of whether an active market exists for a financial investment requires management's judgement.

        If the market for a financial investment of the Group is not active, the fair value is determined in full or in part by using valuation techniques. The Group establishes fair value for these financial investments by using quotations from independent third-parties, such as brokers or pricing services or by using internally developed pricing models. Priority is given to publicly available prices from independent sources, when available but overall, the source of pricing and/or the valuation technique is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The valuation techniques include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments.

        The fair values of financial investments, net of derivative liabilities, valued using a valuation technique either internally by the Group or by independent third-parties at December 31, 2008 was £40,252 million (2007: £33,822 million). Of these amounts, financial investments net of derivative liabilities with a fair value of £24,833 million (2007: £19,748 million) were held by the US operations. Financial investments valued using valuation techniques held by UK operations were £15,399 million (2007: £14,139 million) and of this amount £14,695 million (2007: £13,580 million) related to securities held by with-profits operations and £704 million (2007: £559 million) related to securities held by the UK shareholder-backed business. Debt securities of US insurance operations valued internally using valuation techniques in 2008 include certain asset-backed securities which had previously been valued

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

A:    Background and accounting policies (Continued)

using prices provided by a pricing service or brokers in the context of active markets. The current market dislocations have caused a reassessment of the valuation process for these asset-backed securities. In particular, beginning the end of the third quarter of 2008, the external prices obtained for certain asset-backed securities were deemed to be inappropriate in the current market conditions. For the valuations at December 31, 2008, the US operations have therefore utilized internal valuation models, provided by PPM America, to derive fair values for all non-agency residential mortgage-backed securities and asset-backed securities and certain commercial mortgage-backed securities. The techniques used by PPM America include cash flow models based on spreads and, when available, market indices. Additional details are explained in note G1.

Determining impairments relating to financial assets

Available-for-sale securities

        Financial investments carried on an available-for-sale basis are represented by Jackson's debt securities portfolio. The consideration of evidence of impairment requires management's judgement. In making this determination the factors considered include, for example, whether the decline is substantial, the ability and intent to retain the investment long enough to allow for an estimated full recovery in value, the duration and extent to which the amortized cost exceeds fair value, the financial condition and prospects of the issuer, or any other objectively observable conditions that indicate that the investment may be impaired.

        For Jackson's residential mortgage-backed securities, the model used to analyze cash flows, begins with the current delinquency experience of the underlying collateral pool for the structure, by applying assumptions about how much of the currently delinquent loans will eventually default, and multiplying this by an assumed loss severity. Additional factors are applied to anticipate ageing effect. After applying a cash flow simulation an indication is obtained as to whether or not the security has suffered a principal payment shortfall. If a shortfall applies an impairment charge is generally recorded.

        Unrealized losses that are considered to be primarily the result of market conditions, such as interest rates movements, unusual market volatility, or industry-related events, and where the Group also believes there is a reasonable expectation for recovery and, furthermore, it has the intent and ability to hold the investment until maturity or the market recovers, are usually determined to be temporary. The Group's review of fair value involves several criteria, including economic conditions, credit loss experience, other issuer-specific developments and future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial statements, unrealized losses currently in equity may be recognized in the income statement in future periods. The preceding note in this section provides explanation on how fair value is determined when the markets for the financial investments are not active. Further, additional details on the impairments of the available-for-sale securities of Jackson are described in notes D3 and G5.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

A:    Background and accounting policies (Continued)

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

Insurance contracts

Product classification

        IFRS 4 requires contracts written by insurers to be classified as either 'insurance contracts' or 'investment contracts' depending on the level of insurance risk transferred. Insurance risk is risk, other than financial risk, transferred from the contract holder to the contract issuer. If significant insurance risk is transferred by the contract then it is classified as an insurance contract. Contracts that transfer financial risk but not significant insurance risk are termed investment contracts. Furthermore, some contracts, both insurance and investment, contain discretionary participating features representing the contractual right to receive additional benefits as a supplement to guaranteed benefits:

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

A:    Background and accounting policies (Continued)

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

        A detailed explanation of the basis of liability measurement is contained in note D2(g)(ii).

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

(ii) Other contracts

        Contracts, other than those of with-profits funds, are written in shareholder-backed operations of the Group. The significant shareholder-backed product groupings and the factors that may significantly affect IFRS results due to experience against assumptions or changes of assumptions vary significantly between business units. For some types of business the effect of changes in assumptions may be significant, whilst for others, due to the nature of the product, assumption setting may be of less significance. The nature of the products and the significance of assumptions are discussed in notes D2, D3 and D4. From the perspective of shareholder results the key sensitivities relate to assumptions for allowance for credit risk for UK annuity business and assumed future investment returns for the Taiwan life operation.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

A:    Background and accounting policies (Continued)

Jackson

        Jackson offers individual fixed annuities, fixed index annuities, immediate annuities, variable annuities, individual and variable life insurance and institutional products. With the exception of institutional products and an incidental amount of business for annuity certain contracts, which are accounted for as investment contracts under IAS 39, all of Jackson's contracts are accounted for under IFRS 4 as insurance contracts by applying US GAAP, the previous GAAP used before IFRS adoption. Under US GAAP the requirements of SFAS 60 'Accounting and Reporting for Insurance Enterprises' and SFAS 97 'Accounting and Reporting by Insurance Enterprises for certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments' apply to these contracts. The accounting requirements under these standards and the effect of changes in valuation assumptions are considered below for fixed annuity, variable annuity and traditional life insurance contracts.

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

        Variable annuity contracts written by Jackson may provide for guaranteed minimum death, income, or withdrawal benefit features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate assumptions. For variable annuity business the key assumption is the expected long-term level of equity market returns, which for 2008, 2007 and 2006 was 8.4 per cent per annum (net of fund management fees) determined using a mean reversion methodology. This rate reflects a long-term assumption applied from year to year that is appropriate in the context of 'grandfathered' US GAAP under IFRS 4 for accounting for Jackson's insurance assets and liabilities. Under the mean reversion methodology, projected returns over the next five years are flexed (subject to capping) so that, combined with the actual rates of return for the current and the previous two years the 8.4 per cent rate is maintained. The projected rates of return are capped at no more than 15 per cent for each of the next five years. Further details are explained in note D3(i).

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

December 31, 2008

A:    Background and accounting policies (Continued)

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

        The principal non-participating business in the Group's Asian operations, for which changes in estimates and assumptions are important from year to year, is the traditional whole-life business written in Taiwan. The premiums for the in-force business for these contracts have been set by the regulator at different points for the industry as a whole. Premium rates were set to give a guaranteed minimum sum assured on death and a guaranteed surrender value on early surrender based on prevailing interest rates at the time of policy issue. Premium rates also included an allowance for mortality and expenses. The required rates of guarantee have fallen over time as interest rates have reduced from a high of eight per cent to current levels of around 1.4 per cent. The current low bond rates in Taiwan gives rise to a negative spread against the majority of these policies. The current cash costs of funding in-force negative spread in Taiwan is around £50 million a year.

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

        The adequacy of the insurance contract liabilities is tested by reference to best estimates of expected investment returns on policy cash flows and reinvested income. The assumed earned rates are used to discount the future cash flows. The assumed earned rates consist of a long-term best estimate determined by consideration of long-term market conditions, and rates assumed to be earned in the trending period. In determining the long-term estimate, external advice of expert macroeconomic consultants has been obtained. At December 31, 2008 it has been assumed that the longer-term bond rate of 5.5 per cent will be attained by December 31, 2018 (2007: 5.5 per cent by December 31, 2013).

        The liability adequacy test results are sensitive to the attainment of the trended rates during the trending period and the level of the projected long-term rate.

        Details of this sensitivity are shown in note D4(j)(iii).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

A:    Background and accounting policies (Continued)

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

        The level of acquisition costs carried in the balance sheet is also sensitive to unrealized valuation movements on debt securities held to back the liabilities and solvency capital. Further details are explained in notes D3(i) and H1.

Asian operations

        The key shareholder-backed Asian operation is the Taiwan life business.

        In 2008, a number of changes have been made to the basis of estimating the level of deferred acquisition costs, as described in note D4(i)(b).

        The carrying value of the deferred acquisition costs of the Taiwan operation are potentially sensitive to changes in current assumed future interest rates as described above.

Pensions

        The Group applies the requirements of IAS 19, 'Employee benefits', to its defined benefit pension schemes. Due to the inclusion of actuarial gains and losses in the income statement rather than being

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

A:    Background and accounting policies (Continued)

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

        In the case of PSPS, movements in the apportionment of the surplus or deficit for PSPS between the WPSF and shareholders' funds in 2008 reflect the 70/30 ratio applied to the base deficit position as at December 31 2005 but with service cost and contributions for ongoing service apportioned by reference to the cost allocation for activity of current employees. For SAPS the ratio is estimated to be 50/50 between the WPSF and shareholders' funds.

        On January 1, 2008, the Group adopted IFRIC 14 'IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction'. IFRIC 14 provides guidance on the recognition of IAS 19 surpluses in, and funding obligations for, defined benefit pension schemes. As a result of the adoption of this interpretation, in respect of the position at December 31, 2008, the Group has not recognized the underlying PSPS pension surplus of £728 million (£615 million net of deferred tax), reflecting the difference between the market value of the scheme assets and the discounted value of the liabilities, which would have otherwise been recognized as an asset on its balance sheet under the previous policy. In addition, the Group has recognized a liability for deficit funding to April 5, 2010 of £65 million (£55 million net of deferred tax) in respect of PSPS. Of these, the amounts attributable to shareholders are £223 million (£160 million net of deferred tax) for the surplus not recognized as an asset and £20 million (£15 million net of deferred tax) for the additional liability for deficit funding. In total the impact on shareholders' equity at December 31, 2008 is a reduction of £175 million.

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

Goodwill

        Goodwill impairment testing requires the exercise of judgement by management as to prospective future cash flows. Further information is disclosed in note H1.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

A:    Background and accounting policies (Continued)

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

        The Group has designated certain financial assets as fair value through profit and loss as these assets are managed and their performance is evaluated on a fair value basis. These assets represent all of the Group's financial assets except all loans and receivables and debt securities held by Jackson. Debt securities held by Jackson are accounted for on an available-for-sale basis. The use of the fair value option is consistent with the Group's risk management and investment strategies.

        The Group uses the trade date method to account for regular purchases and sales of financial assets.

Use of fair values

        The Group uses current bid prices to value its quoted investments. Actively traded investments without quoted prices are valued using external broker bid prices. If there is no active established market for an investment, the Group applies an appropriate valuation technique such as a discounted cash flow technique. Additional details are provided in note G1.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

A:    Background and accounting policies (Continued)

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

A:    Background and accounting policies (Continued)

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

        For the Group's continuing operations, hedge accounting under IAS 39 is not usually applied. The exceptions, where hedge accounting has been applied in 2008 and 2007, are summarized in note G3.

        For UK with-profits funds the derivative program is undertaken as part of the efficient management of the portfolio as a whole. As noted in section D2 value movements on the with-profits funds investments are reflected in changes in asset-share liabilities to policyholders or the liability for unallocated surplus. Shareholders' profit or equity is not affected directly by value movements on the derivatives held.

        For UK annuity business the derivatives are held as part of the overall matching of asset returns and duration to match, as far as practical, with liabilities to policyholders. The carrying value of these liabilities is sensitive to the return on the matching financial assets including derivatives held. Except for the extent of minor mismatching, value movements on derivatives held for this purpose do not affect shareholders' profit or equity.

        For Jackson an extensive derivative program is maintained. Value movements on the derivatives held can be very significant in their effect on shareholder results. The Group has chosen generally not to seek to construct the Jackson derivative program so as to facilitate hedge accounting where theoretically possible, under IAS 39. Further details on this aspect of the Group's financial reporting are described in note A3.

Embedded derivatives

        Embedded derivatives are held by various Group companies including Jackson. They are embedded within other non-derivative host financial instruments to create hybrid instruments. Where economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host instrument, and where the hybrid instrument is not measured at fair value with the changes in fair value recognized in the income statement, the embedded derivative is bifurcated and carried at fair value as a derivative in accordance with IAS 39.

        In Jackson, for 2008 and subsequently, the embedded derivative liabilities for Guaranteed Minimum Withdrawal Benefit (GMWB), Guaranteed Minimum Income Benefit (GMIB) reinsurance, and Fixed Index Annuity business are valued by reference to AA corporate bond rates. Previously, the liabilities had been measured by reference to swap rates. The reason for the change is the anomalous swap curves applying in the current dislocated credit markets. Further details are provided in note D3(g).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

A:    Background and accounting policies (Continued)

Securities lending including repurchase agreements

        The Group is party to various securities lending agreements under which securities are loaned to third-parties on a short-term basis. The loaned securities are not derecognized; rather, they continue to be recognized within the appropriate investment classification. The Group's policy is that collateral in excess of 100 per cent of the fair value of securities loaned is required from all securities borrowers and typically consists of cash, debt securities, equity securities or letters of credit.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

A:    Background and accounting policies (Continued)

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

A:    Background and accounting policies (Continued)

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

A:    Background and accounting policies (Continued)

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

        Under FRS 27 for the UK with-profits funds:

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

A:    Background and accounting policies (Continued)

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

        For the business of Jackson, the determination of the expected emergence of margins, against which the amortization profile of the DAC asset is established, is dependent on certain key assumptions. For single premium deferred annuity business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders. For variable annuity business, the key assumption is the expected long-term level of equity market returns which, for 2008, 2007 and 2006, was 8.4 per cent per annum implemented using a mean reversion methodology. These returns affect the level of future expected profits through their effects on fee income and the required level of provision for guaranteed minimum death benefit claims.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

A:    Background and accounting policies (Continued)

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

A:    Background and accounting policies (Continued)

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

        The Group holds investments in internally and externally managed open-ended investment companies (OEICs) and unit trusts. The Group's percentage ownership levels in these entities can fluctuate from day to day according to changes in the Group's and third-party participation in the funds. In instances where the Group's ownership of internally managed funds declines marginally below 50 per cent and, based on historical analysis and future expectations the decline in ownership is expected to be temporary, the funds continue to be consolidated as subsidiaries under IAS 27.

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

        The consolidated financial statements of the Group include the assets, liabilities and results of the Company and subsidiary undertakings in which Prudential has a controlling interest, using accounts drawn up to December 31, 2008 except where entities have non-coterminous year ends. In such cases, the information consolidated is based on the accounting period of these entities and is adjusted for material changes up to December 31. Accordingly, the information consolidated is deemed to cover the same period for all entities throughout the Group. The results of subsidiaries are included in the financial statements from the date acquired to the effective date of disposal. All inter-company transactions are eliminated on consolidation. Results of asset management activities include those for managing internal funds.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

A:    Background and accounting policies (Continued)

Investment properties

        Investments in leasehold and freehold properties not for occupation by the Group are carried at fair value, with changes in fair value included in the income statement. Properties are valued annually either by the Group's qualified surveyors or professional external valuers using the Royal Institution of Chartered Surveyors (RICS) guidelines. The RICS guidelines apply separate assumptions to the value of the land, buildings and tenancy associated with each property. Each property is externally valued at least once every three years. The cost of additions and renovations is capitalized and considered when estimating fair value. Fair value is based on active market prices, adjusted, if necessary, for any difference in the nature, location or condition of the specific property. If this information is not available, the Group uses alternative valuation methods such as discounted cash flow projections or recent prices in less active markets.

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

        For the Group's defined benefit schemes, if the present value of the defined benefit obligation exceeds the fair value of the scheme assets, then a liability is recorded in the Group's balance sheet. By contrast, if the fair value of the assets exceeds the present value of the defined benefit obligation then the surplus will only be recognized if the nature of the arrangements under the Trust Deed, and funding arrangements between the Trustee and the Company support the availability of refunds or recoverability through agreed reductions in future contributions. In addition, if there is a constructive obligation for the Company to pay deficit funding, this is also recognized.

        The Group utilizes the projected unit credit method to calculate the defined benefit obligation. Estimated future cash flows are then discounted at a high-quality corporate bond rate, adjusted to allow for the difference in duration between the bond index and the pension liabilities where appropriate, to determine its present value. These calculations are performed by independent actuaries.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

A:    Background and accounting policies (Continued)

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

December 31, 2008

A:    Background and accounting policies (Continued)

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

A:    Background and accounting policies (Continued)

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

A:    Background and accounting policies (Continued)

Rights of offset

        Assets and liabilities in the consolidated financial statements are only reported on a net basis when there is a legally enforceable right to offset and there is an intention to settle on a net basis.

Segments

        In accordance with IAS 14, 'Segment Reporting' the Group reports its results and certain other financial information by primary and secondary segments. The Group's primary segments are its business segments, namely, insurance operations and asset management. The Group's secondary segments are its geographical segments, namely, UK, US and Asia.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

A:    Background and accounting policies (Continued)

A5:    New accounting pronouncements

        The following standards, interpretations and amendments have either been effective and adopted in 2008 or have been issued but are not yet effective in 2008. This is not intended to be a complete list as only those standards, interpretations and amendments that are anticipated to have an impact upon the Group's financial statements have been discussed.

Accounting pronouncements adopted in 2008

IFRIC 14, 'IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction'

        IFRIC 14 provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognized as an asset and clarifies the impact of minimum funding requirements on such assets. It also addresses when a minimum funding requirement might give rise to a liability. IFRIC 14 was effective for accounting periods beginning after December 31, 2007.

        The Group adopted IFRIC 14 for its accounting period ended December 31, 2008. As a result of the adoption of this interpretation, in respect of the position at December 31, 2008, the Group has not recognized the underlying PSPS pension surplus, reflecting the difference between the market value of the scheme assets and the discounted value of the liabilities, which would have otherwise been recognized as an asset on its balance sheet under the previous policy. In addition, the Group has recognized a liability for deficit funding to April 5, 2010 in respect of PSPS.

        Further details on the impact of adoption are provided in note I1. The 2007 comparatives have been adjusted accordingly for the adoption of IFRIC 14.

Reclassification of Financial Assets: Amendments to IAS 39, 'Financial Instruments: Recognition and Measurement' and IFRS 7, 'Financial Instruments: Disclosures'

        In October 2008, the IASB issued these amendments to IAS 39 and IFRS 7. The amendments to IAS 39 permit the reclassification of certain 'held for trading' (at fair value through profit and loss but not those voluntarily designated as at fair value through profit and loss under the fair value option) and 'available-for-sale' financial assets into the 'loans and receivables' category carried at amortized cost if specific conditions are met as follows:

  •
  'Held for trading' financial assets are permitted to be reclassified into the 'loans and receivables' category in only rare circumstances or where the 'held for trading' financial assets would have met the definition of 'loans and receivables' if they had not been required to be classified as 'held for trading' at initial recognition and the entity has the intent and ability to hold it for the foreseeable future or until maturity;

  •
  'Available-for-sale' financial assets are permitted to be reclassified into the 'loans and receivables' category if they would have met the definition of 'loans and receivables' if they had not been designated as 'available-for-sale' and the entity has the intent and ability to hold the asset for the foreseeable future or until maturity; and

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

A:    Background and accounting policies (Continued)

  •
  'Fair value through profit and loss' financial assets are permitted to be reclassified into the 'available-for-sale' category.

        The amendments to IFRS 7 result in additional disclosures in accordance with the amendments to IAS 39.

        The amendments to IAS 39 and IFRS 7 are effective July 1, 2008 applied on a prospective basis from the date of reclassification. Any reclassification made on or after November 1, 2008 takes effect from the date of the reclassification. Any reclassification made before November 1, 2008 can take effect from July 1, 2008 or a subsequent date.

        The adoption of these amendments did not have an impact on the financial statements of the Group as the Group has not reclassified any non-derivative financial assets as permitted by the amendments.

Accounting pronouncements not yet effective

IFRS 8, 'Operating Segments'

        IFRS 8 requires entities to adopt the 'management approach' to reporting the financial performance of its operating segments similar to the requirements under the US standard SFAS 131, 'Disclosures about Segments of an Enterprise and Related Information'. The amount of each operating segment item to be reported is the measure reported to the chief operating decision maker, which in some instances will be non-GAAP. IFRS 8 will require the Group to provide an explanation of the basis on which the segment information is prepared and a reconciliation to the amount recognized in the Group's consolidated financial statements. This standard is effective for accounting periods beginning on or after January 1, 2009. The Group is currently assessing the impact of these amendments on its financial statements.

Amendments to IAS 1,'Presentation of Financial Statements: A Revised Presentation'

        The revised version of IAS 1 is aimed at improving users' ability to analyze and compare the information given in the financial statements.

        The changes require information in financial statements to be aggregated on the basis of shared characteristics and introduce a statement of comprehensive income. The revisions also include changes to the titles of some of the financial statements to reflect their functions more clearly: for example the balance sheet is renamed a statement of financial position, though the new titles are not mandatory. This revised standard is effective for IASB compliant financial statements for accounting periods beginning on or after January 1, 2009. The Group is currently assessing the impact of these amendments on its financial statements.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

A:    Background and accounting policies (Continued)

The Group is currently assessing the impact of this amendment but it is not expected to have a material impact on the financial statements of the Group.

Revised IFRS 3, 'Business Combinations' and Amendments to IAS 27, 'Consolidated and Separate Financial Statements'

        The revised IFRS 3 and amended IAS 27 are the outcomes of the second phase of the IASB's and the US Financial Accounting Standards Board's (FASB) joint business combination project. The more significant changes from the revised IFRS 3 include:

  •
  The immediate expensing of acquisition-related costs rather than inclusion in goodwill; and

  •
  recognition and measurement at fair value of contingent consideration at acquisition date with subsequent changes to income.

        The amendments to IAS 27 reflect changes to the accounting for non-controlling (minority) interests.

        The revised IFRS 3 and amended IAS 27 are effective for business combinations occurring in the accounting period beginning on or after July 1, 2009.

Amendments to IAS 32, 'Financial instruments: Presentation' and IAS 1, 'Presentation of financial statements'—Puttable Financial Instruments and Obligations Arising on Liquidation

        The amendments to IAS 32 and IAS 1 requires entities to classify puttable financial instruments and instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation as equity, provided the financial instruments have particular features and meet specific conditions. The amendments may have the effect of altering the accounting for external fund holder investments in consolidated funds from minority interests to liabilities. These amendments also have consequential amendments to IFRS 7 and IAS 39.

        These amendments are effective for IASB compliant financial statements for accounting periods beginning on or after January 1, 2009. The Group is currently assessing the impact of these amendments on its financial statements.

Amendment to IAS 39, 'Financial instruments: Recognition and Measurement'—Eligible Hedged Items

        This amendment to IAS 39 clarifies how the principles that determine whether a hedged risk or portion of cash flows is eligible for designation should be applied in particular situations. This amendment is effective for IASB compliant financial statements for accounting periods beginning on or after July 1, 2009. The Group is currently assessing the impact of this amendment but it is not expected to have a material impact on the financial statements of the Group.

Improvements to IFRSs

        In May 2008, the IASB published amendments to a number of standards as part of its annual improvements projects.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

A:    Background and accounting policies (Continued)

        These amendments are effective for accounting periods beginning on or after January 1, 2009. The Group is currently assessing the impact of these improvements to its financial statements.

IFRIC 16, 'Hedges of a net investment in a foreign operation'

        This interpretation clarifies the accounting treatment in respect of net investment hedging. This includes the fact that net investment hedging relates to differences in functional currency not presentation currency, and hedging instruments may be held anywhere in the Group. This interpretation is effective for IASB compliant financial statements for accounting periods beginning on or after October 1, 2008.

        The Group is currently assessing the impact of this interpretation but it is not expected to have a material impact on the financial statements of the Group.

Improving Disclosures about Financial Instruments (Amendments to IFRS 7)

        On March 5, 2009, the IASB issued amendments to IFRS 7 which require enhanced disclosures about fair value measurements and liquidity risk. The amendments include the introduction of a three-level hierarchy for fair value measurement disclosures and require additional disclosures about the relative reliability of fair value measurements.

        These amendments are effective for accounting periods beginning on or after January 1, 2009. However, an entity will not be required to provide comparative disclosures in the first year of application. The Group is currently assessing the impact of these amendments on the financial statements of the Group.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

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

2008	Before tax	Tax note F5	Minority interests	Net of tax and minority interests	Basic earnings per share	Diluted earnings per share
	£ million	£ million	£ million	£ million	Pence	Pence
Based on loss for the year from continuing operations	(450)	59	(5)	(396)	(16.0)p	(16.0)p

        There were no earnings from discontinued operations in 2008

2007	Before tax	Tax note F5	Minority interests	Net of tax and minority interests	Basic earnings Per share	Diluted earnings per share
	£ million	£ million	£ million	£ million	Pence	Pence
Based on profit for the year from continuing operations	1,063	(354)	(3)	706	28.8p	28.8p
Adjustment for post-tax results of discontinued operations*	222	19	—	241	9.9p	9.8p

Based on profit for the year	1,285	(335)	(3)	947	38.7p	38.6p

2006	Before tax	Tax note F5	Minority interests	Net of tax and minority interests	Basic earnings per share	Diluted earnings per share
	£ million	£ million	£ million	£ million	Pence	Pence
Based on profit for the year from continuing operations	1,281	(365)	(3)	913	37.9p	37.9p
Adjustment for post-tax results of discontinued operations*	(150)	45	2	(103)	(4.3)p	(4.3)p

Based on profit for the year	1,131	(320)	(1)	810	33.6p	33.6p

*
Discontinued operations in 2007 and 2006 related entirely to UK Banking operations following the sale on May 1, 2007 of Egg Banking plc to Citi. Note I9 provides details of the sale of Egg.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

B:    Summary of results (Continued)

Number of shares

        A reconciliation of the weighted average number of ordinary shares used for calculating basic and diluted earnings per share is set out as below:

	2008	2007	2006
	millions	millions	millions
Weighted average shares for calculation of basic earnings per share	2,472	2,445	2,413
Shares under option at end of year	7	9	10
Number of shares that would have been issued at fair value on assumed option exercise	(6)	(6)	(7)

Weighted average shares for calculation of diluted earnings per share	2,473	2,448	2,416

B2:    Dividends

	2008	2007	2006
	£ million	£ million	£ million
Dividends declared and paid in reporting period
Parent company:
Interim dividend (2008: 5.99p, 2007: 5.70p, 2006: 5.42p per share)	149	140	131
Final dividend for prior period (2008: 12.30p, 2007: 11.72p, 2006: 11.02p per share)	304	286	267
Subsidiary company payments to minority interests	2	5	1

Total	455	431	399

        As a result of shares issued in lieu of dividends of £157 million (2007: £176 million; 2006: £76 million), dividends paid in cash, as set out in the consolidated cash flow statement, were £297 million (2007: £255 million; 2006: £323 million).

	2008	2007	2006
	£ million	£ million	£ million
Parent company dividends relating to reporting period:
Interim dividend (2008: 5.99p, 2007: 5.70p, 2006: 5.42p per share)	149	140	131
Final dividend (2008: 12.91p, 2007: 12.30p, 2006:11.72p per share)	322	304	287

Total	471	444	418

        A final dividend of 12.91 pence per share was proposed by the directors on March 18, 2009. Subject to shareholders' approval, the dividend will be paid on May 22, 2009 to shareholders on the register at the close of business on April 14, 2009. The dividend will absorb an estimated £322 million of shareholders' funds but a scrip dividend alternative has been offered to shareholders.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

B:    Summary of results (Continued)

B3:    Exchange translation

Exchange movement recorded directly in equity

	2008	2007	2006
	£ million	£ million	£ million
Asian operations	456	16	(97)
US operations	821	(43)	(384)
Unallocated to a segment (central funds)	(646)	38	257

	631	11	(224)

        The movements for Asian and US operations reflect the application of year end exchange rates to the assets and liabilities and average exchange rates to the income statement on translation of these operations into the presentation currency of the Group. The movement unallocated to a segment mainly reflects the translation of currency borrowings and forward contracts which have been designated as a net investment hedge against the currency risk of the net investment in Jackson.

        The exchange rates applied were:

Local currency: £	Closing rate at 31 Dec 2008	Average for 2008	31 Dec 2007	Average for 2007	Closing rate at 31 Dec 2006	Average for 2006	Opening rate at Jan 1 2006
Hong Kong	11.14	14.42	15.52	15.62	15.22	14.32	13.31
Japan	130.33	192.09	222.38	235.64	233.20	214.34	202.63
Malaysia	5.02	6.15	6.58	6.88	6.90	6.76	6.49
Singapore	2.07	2.61	2.87	3.02	3.00	2.93	2.85
Taiwan	47.28	58.24	64.56	65.75	63.77	59.95	56.38
US	1.44	1.85	1.99	2.00	1.96	1.84	1.72

B4:    Group balance sheet

        The Group's primary reporting segments are insurance operations, asset management and, prior to disposal, banking. The Group's secondary reporting segments are geographical, namely the UK, the US and Asia. Details of disclosures in accordance with the requirements of IAS 14 for segment assets and liabilities are shown below.

        Details of the primary reporting segments are as follows:

Insurance operations

        This segment comprises long-term products that contain both significant and insignificant elements of insurance risk. The products are managed together and not classified in this way other than for accounting purposes. This segment also includes activity of the PAC with-profits funds' venture investments and other investment subsidiaries held for the purpose of supporting the Group's insurance operations.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

B:    Summary of results (Continued)

Asset management

        The asset management segment is comprised of both internal and third-party asset management services, inclusive of portfolio and mutual fund management, where the Group acts as an adviser, and broker-dealer activities. The nature of the products and the managing of the business differ from the risks inherent in the other business segments, and the regulatory environment of the asset management industry differs from that of the other business segments.

2008	Insurance operations	Asset management	Unallocated to a segment	Intra-group eliminations	Total
	£ million	£ million	£ million	£ million	£ million
Consolidated total assets	210,694	6,306	4,150	(5,608)	215,542

Consolidated total liabilities	(205,120)	(4,663)	(6,254)	5,608	(210,429)

Segment assets by geographical segment					£ million
UK					140,110
US					54,431
Asia					26,609
Intra-group eliminations					(5,608)

Total assets per balance sheet					215,542

2007	Insurance operations	Asset management	Unallocated to a segment	Intra-group eliminations	Total
	£ million	£ million	£ million	£ million	£ million
Consolidated total assets	213,105	7,011	4,765	(5,499)	219,382

Consolidated total liabilities	(207,632)	(5,282)	(5,803)	5,499	(213,218)

Segment assets by geographical segment					£ million
UK					161,334
US					42,758
Asia					20,789
Intra-group eliminations					(5,499)

Total assets per balance sheet					219,382

        To explain more comprehensively the assets, liabilities and capital of the Group's businesses it is appropriate to provide an analysis of the Group's balance sheet by a mixture of primary and secondary segments.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

B:    Summary of results (Continued)

        This analysis is shown below for the Group balance sheet by business segment at December 31, 2008.

	2008
	Insurance operations
						Unallocated to a segment (central operations)
By business segment	UK D2	US D3	Asia D4	Total insurance operations	Asset management E2		Intra-group eliminations	Group total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Assets
Intangible assets attributable to shareholders:
Goodwill	—	—	111	111	1,230	—	—	1,341
Deferred acquisition costs and other intangible assets	134	3,962	1,247	5,343	6	—	—	5,349

TotalH1	134	3,962	1,358	5,454	1,236	—	—	6,690

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	174	—	—	174	—	—	—	174
Deferred acquisition costs and other intangible assets	13	—	113	126	—	—	—	126

TotalH2	187	—	113	300	—	—	—	300

Total	321	3,962	1,471	5,754	1,236	—	—	6,990

Deferred tax assetsH4	513	1,969	101	2,583	160	143	—	2,886
Other non-investment and non-cash assetsH3-H6	4,962	1,819	1,416	8,197	135	3,553	(5,608)	6,277
Investment of long-term business and other operations:
Investment properties	11,959	13	20	11,992	—	—	—	11,992
Investments accounted for using the equity method	—	—	—	—	—	10	—	10
Loans	1,902	5,121	1,705	8,728	1,763	—	—	10,491
Equity securities and portfolio holdings in unit trusts	38,880	15,142	8,077	62,099	23	—	—	62,122
Debt securities	58,871	24,249	11,113	94,233	991	—	—	95,224
Other investments	4,160	1,256	144	5,560	462	279	—	6,301
Deposits	6,090	390	750	7,230	64	—	—	7,294

Total investmentsnote a, G1,H7,H8	121,862	46,171	21,809	189,842	3,303	289	—	193,434

Held for sale assetsH9	—	—	—	—	—	—	—	—
Cash and cash equivalentsH10	2,571	246	1,501	4,318	1,472	165	—	5,955

Total assets	130,229	54,167	26,298	210,694	6,306	4,150	(5,608)	215,542

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

B:    Summary of results (Continued)

	2008
	Insurance operations
						Unallocated to a segment (central operations)
By business segment	UK D2	US D3	Asia D4	Total insurance operations	Asset Management E2		Intra-group Eliminations	Group total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Equity and liabilities
Equity
Shareholders' equityH11	1,655	1,698	2,167	5,520	1,642	(2,104)	—	5,058
Minority interests	47	—	7	54	1	—	—	55

Total equity	1,702	1,698	2,174	5,574	1,643	(2,104)	—	5,113

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilitiesH12	72,756	42,476	20,798	136,030	—	—	—	136,030
Investment contract liabilities with discretionary participation featuresG1	23,367	—	79	23,446	—	—	—	23,446
Investment contract liabilities without discretionary participation featuresG1	11,584	2,885	32	14,501	—	—	—	14,501
Unallocated surplus of with- profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)D2eii, H12	8,254	—	160	8,414	—	—	—	8,414

Total policyholder liabilities and unallocated surplus of with-profits fundsnote b	115,961	45,361	21,069	182,391	—	—	—	182,391

Core structural borrowings of shareholder-financed operations:H13
Subordinated debt	—	—	—	—	—	1,987	—	1,987
Other	—	173	—	173	—	798	—	971

Total	—	173	—	173	—	2,785	—	2,958

Operational borrowings attributable to shareholder-financed operationsG1,H13	54	511	130	695	4	1,278	—	1,977
Borrowings attributable to with-profits fundsG1,H13	1,308	—	—	1,308	—	—	—	1,308
Other non-insurance liabilities:G1,H4,H9,H14,H15
Obligations under funding, securities lending and sale and repurchase agreements	2,251	3,321	—	5,572	—	—	—	5,572
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	1,536	88	1,154	2,778	1,065	—	—	3,843
Current tax liabilities	127	—	76	203	40	599	—	842
Deferred tax liabilities	1,421	1,337	441	3,199	11	19	—	3,229
Accruals and deferred income	265	—	130	395	205	30	—	630
Other creditors	1,619	529	796	2,944	2,898	1,262	(5,608)	1,496
Provisions	267	23	37	327	97	37	—	461
Derivative liabilities	3,401	863	32	4,296	292	244	—	4,832
Other liabilities	317	263	259	839	51	—	—	890

Total	11,204	6,424	2,925	20,553	4,659	2,191	(5,608)	21,795

Total liabilities	128,527	52,469	24,124	205,120	4,663	6,254	(5,608)	210,429

Total equity and liabilities	130,229	54,167	26,298	210,694	6,306	4,150	(5,608)	215,542

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

B:    Summary of results (Continued)

        This analysis is shown below for the Group balance sheet by business segment at December 31, 2007.

	2007
	Insurance operations
						Unallocated to a segment (central operations)
By business segment	UK D2	US D3	Asia D4	Total insurance operations	Asset Management E2		Intra-group Eliminations	Group total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Assets
Intangible assets attributable to shareholders:
Goodwill	—	—	111	111	1,230	—	—	1,341
Deferred acquisition costs and other intangible assets	157	1,928	745	2,830	6	—	—	2,836

TotalH1	157	1,928	856	2,941	1,236	—	—	4,177

Intangible assets attributable to PAC with-profits fund:
In respect of acquired subsidiaries for venture fund and other investment purposes
	192	—	—	192	—	—	—	192
Deferred acquisition costs	19	—	—	19	—	—	—	19

TotalH2	211	—	—	211	—			211

Total	368	1,928	856	3,152	1,236	—	—	4,388

Deferred tax assetsH4	105	657	73	835	95	21	—	951
Other non-investment and non-cash assetsH3-H6	4,110	994	689	5,793	426	4,292	(5,499)	5,012
Investment of long-term business and other operations:
Investment properties	13,666	8	14	13,688	—	—		13,688
Investments accounted for using the equity method	—	—	—	—	—	12	—	12
Loans	1,245	3,258	1,087	5,590	2,334	—	—	7,924
Equity securities and portfolio holdings in unit trusts	60,829	15,507	9,804	86,140	17	—	—	86,157
Debt securities	57,180	19,002	6,920	83,102	882	—	—	83,984
Other investments	3,391	762	42	4,195	155	46	—	4,396
Deposits	7,228	258	377	7,863	26	—	—	7,889

Total investmentsnote a, G1,H7,H8	143,539	38,795	18,244	200,578	3,414	58	—	204,050

Held for sale assetsH9	30	—	—	30	—	—	—	30

Cash and cash equivalentsH10	1,869	169	679	2,717	1,840	394	—	4,951

Total assets	150,021	42,543	20,541	213,105	7,011	4,765	(5,499)	219,382

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

B:    Summary of results (Continued)

	2007
	Insurance operations
						Unallocated to a segment (central operations)
By business segment	UK D2	US D3	Asia D4	Total insurance operations	Asset Management E2		Intra-group Eliminations	Group total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Equity and liabilities
Equity
Shareholders' equityH11	1,364	2,690	1,369	5,423	1,677	(1,038)	—	6,062
Minority interests	42	1	7	50	52	—	—	102

Total equity	1,406	2,691	1,376	5,473	1,729	(1,038)	—	6,164

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilitiesH12	82,938	32,926	16,912	132,776	—	—	—	132,776
Investment contract liabilities with discretionary participation featuresG1	29,466	—	84	29,550	—	—	—	29,550
Investment contract liabilities without discretionary participation featuresG1	12,073	1,922	37	14,032	—	—	—	14,032
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)D2eii, H12	13,813	—	146	13,959	—	—	—	13,959

Total policyholder liabilities and unallocated surplus of with-profits fundsnote b	138,290	34,848	17,179	190,317	—	—	—	190,317

Core structural borrowings of shareholder-financed operations:H13
Subordinated debt	—	—	—	—	—	1,570	—	1,570
Other	—	125	—	125	—	797	—	922

Total	—	125	—	125	—	2,367	—	2,492

Operational borrowings attributable to shareholder-financed operationsG1,H13	12	591	—	603	1	2,477	—	3,081
Borrowings attributable to with-profits fundsG1,H13	987	—	—	987	—	—	—	987
Other non-insurance liabilities:G1,H4,H9,H14,H15
Obligations under funding, securities lending and sale and repurchase agreements	1,360	2,721	—	4,081	—	—	—	4,081
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	1,751	65	506	2,322	1,234	—	—	3,556
Current tax liabilities	507	—	24	531	36	670	—	1,237
Deferred tax liabilities	2,383	639	362	3,384	11	7	—	3,402
Accruals and deferred income	289	—	111	400	199	—	—	599
Other creditors	1,913	333	627	2,873	3,440	206	(5,499)	1,020
Provisions	326	19	33	378	166	31	—	575
Derivative liabilities	699	158	2	859	176	45	—	1,080
Other liabilities	98	353	321	772	19	—	—	791

Total	9,326	4,288	1,986	15,600	5,281	959	(5,499)	16,341

Total liabilities	148,615	39,852	19,165	207,632	5,282	5,803	(5,499)	213,218

Total equity and liabilities	150,021	42,543	20,541	213,105	7,011	4,765	(5,499)	219,382

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

B:    Summary of results (Continued)

        This analysis is shown below for the Group balance sheet by business type at December 31, 2008.

	2008							2007
		Shareholder-backed
By business type	Participating funds	Unit-linked and variable annuity	Non-linked business D4	Asset management operations E2	Unallocated to a segment (central operations)	Intra-group eliminations	Group total	Group total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Assets
Intangible assets attributable to shareholders:
Goodwill	—	—	111	1,230	—	—	1,341	1,341
Deferred acquisition costs and other intangible assets	—	—	5,343	6	—	—	5,349	2,836

TotalH1	—	—	5,454	1,236	—	—	6,690	4,177

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	174	—	—	—	—	—	174	192
Deferred acquisition costs and other intangible assets	126	—	—	—	—	—	126	19

TotalH2	300	—	—	—	—	—	300	211

Total	300	—	5,454	1,236	—	—	6,990	4,388

Deferred tax assetsH4	279	—	2,304	160	143	—	2,886	951
Other non-investment and non-cash assetsH3-H6	3,095	579	4,523	135	3,553	(5,608)	6,277	5,012
Investment of long-term business and other operations:
Investment properties	9,911	710	1,371	—	—	—	11,992	13,688
Investments accounted for using the equity method	—	—	—	—	10	—	10	12
Loans	2,154	113	6,461	1,763	—	—	10,491	7,924
Equity securities and portfolio holdings in unit trusts	31,821	29,211	1,067	23	—	—	62,122	86,157
Debt securities	42,965	6,298	44,970	991	—	—	95,224	83,984
Other investments	3,768	204	1,588	462	279	—	6,301	4,396
Deposits	4,828	903	1,499	64	—	—	7,294	7,889

Total investmentsnote a, G1,H7,H8	95,447	37,439	56,956	3,303	289	—	193,434	204,050

Held for sale assetsH9	—	—	—	—	—	—	—	30

Cash and cash equivalentsH10	1,733	1,148	1,437	1,472	165	—	5,955	4,951

Total assets	100,854	39,166	70,674	6,306	4,150	(5,608)	215,542	219,382

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

B:    Summary of results (Continued)

	2008							2007
		Shareholder-backed
By business type	Participating funds	Unit-linked and variable annuity	Non-linked business D4	Asset management operations E2	Unallocated to a segment (central operations)	Intra-group Eliminations	Group total	Group total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Equity and liabilities
Equity
Shareholders' equityH11	—	—	5,520	1,642	(2,104)	—	5,058	6,062
Minority interests	47	—	7	1	—	—	55	102

Total equity	47	—	5,527	1,643	(2,104)	—	5,113	6,164

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilitiesH12	58,310	27,799	49,921	—	—	—	136,030	132,776
Investment contract liabilities with discretionary participation featuresG1	23,446	—	—	—	—	—	23,446	29,550
Investment contract liabilities without discretionary participation featuresG1	32	10,277	4,192	—	—	—	14,501	14,032
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)D2eii, H12	8,414	—	—	—	—	—	8,414	13,959

Total policyholder liabilities and unallocated surplus of with-profits fundsnote b	90,202	38,076	54,113	—	—	—	182,391	190,317

Core structural borrowings of shareholder-financed operations:H13
Subordinated debt	—	—	—	—	1,987	—	1,987	1,570
Other	—	—	173	—	798	—	971	922

Total	—	—	173	—	2,785	—	2,958	2,492

Operational borrowings attributable to shareholder-financed operationsG1,H13	—	—	695	4	1,278	—	1,977	3,081
Borrowings attributable to with-profits fundsG1,H13	1,308	—	—	—	—	—	1,308	987
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	1,570	—	4,002	—	—	—	5,572	4,081
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	1,775	877	126	1,065	—	—	3,843	3,556
Current tax liabilities	61	—	142	40	599	—	842	1,237
Deferred tax liabilities	1,225	—	1,974	11	19	—	3,229	3,402
Accruals and deferred income	202	—	193	205	30	—	630	599
Other creditors	1,151	—	1,793	2,898	1,262	(5,608)	1,496	1,020
Provisions	76	—	251	97	37	—	461	575
Derivative liabilities	3,027	—	1,269	292	244	—	4,832	1,080
Other liabilities	210	213	416	51	—	—	890	791

Total	9,297	1,090	10,166	4,659	2,191	(5,608)	21,795	16,341

Total liabilities	100,807	39,166	65,147	4,663	6,254	(5,608)	210,429	213,218

Total equity and liabilities	100,854	39,166	70,674	6,306	4,150	(5,608)	215,542	219,382

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

B:    Summary of results (Continued)

(a) Investments

Reconciliation of movement in investments

        A reconciliation of the Group's directly held investments from the beginning of the year to the end of the year is as follows:

	Insurance operations
				Total insurance operations	Asset management	Unallocated to a segment	Group total
	UK	US	Asia
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At January 1, 2007
Total investments (including derivative assets)	138,537	36,129	13,725	188,391	2,963	240	191,594
Less: investments held by consolidated investment funds	(1,179)	—	(547)	(1,726)	—	—	(1,726)
Less: derivative liabilities	(268)	(92)	(4)	(364)	(142)	(4)	(510)

Directly held investments, net of derivative liabilities*	137,090	36,037	13,174	186,301	2,821	236	189,358

Net cash inflow from operating activities	3,128	2,612	2,731	8,471	317	(210)	8,578
Realized gains (losses) in the year	4,660	(47)	1,484	6,097	8	(16)	6,089
Unrealized gains (losses) in the year	(2,789)	636	(128)	(2,281)	(22)	3	(2,300)
Foreign exchange translation differences	99	(601)	298	(204)	104	—	(100)

Movement in the year of directly held investments, net of derivative liabilities	5,098	2,600	4,385	12,083	407	(223)	12,267

At December 31, 2007/January 1, 2008
Total investments (including derivative assets)	143,539	38,795	18,244	200,578	3,414	58	204,050
Less: investments held by consolidated investment funds	(662)	—	(683)	(1,345)	—	—	(1,345)
Less: derivative liabilitiesG3	(689)	(158)	(2)	(849)	(186)	(45)	(1,080)

Directly held investments, net of derivative liabilities	142,188	38,637	17,559	198,384	3,228	13	201,625

Net cash inflow from operating activities	887	2,862	2,596	6,345	(615)	85	5,815
Realized gains (losses) in the year	73	(385)	(273)	(585)	9	(36)	(612)
Unrealized gains (losses) in the year	(26,932)	(8,825)	(4,199)	(39,956)	(156)	(19)	(40,131)
Foreign exchange translation differences	1,636	13,019	4,993	19,648	545	2	20,195

Movement in the year of directly held investments, net of derivative liabilities	(24,336)	6,671	3,117	(14,548)	(217)	32	(14,733)

At December 31, 2008
Total investments (including derivative assets)	121,862	46,171	21,809	189,842	3,303	289	193,434
Less: investments held by consolidated investment funds	(609)	—	(1,101)	(1,710)	—	—	(1,710)
Less: derivative liabilitiesG3	(3,401)	(863)	(32)	(4,296)	(292)	(244)	(4,832)

Directly held investments, net of derivative liabilities	117,852	45,308	20,676	183,836	3,011	45	186,892

*
The above reconciliation analyses the movement of directly held investments net of derivative liabilities. The deduction of derivative liabilities reflects the fact that these are considered an integral part of the Group's investment portfolio and the exclusion from investments is merely a matter of required balance sheet presentation. The analysis excludes investments held in the balance sheet as a result the consolidation of Open-Ended Investment Companies (OEICS) and unit trusts, as the Group's exposure is merely to its share of the value of the fund as a whole rather than to the underlying investments and other assets and liabilities.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

B:    Summary of results (Continued)

(i)
Information on the credit risks of debt securities

	2008
							2007
	Insurance operations
				Total insurance operations	Asset management	Group total	Group total
	UK	US	Asia
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
S&P—AAA	18,981	5,321	2,632	26,934	342	27,276	28,014
S&P—AA+ to AA-	6,012	853	3,746	10,611	274	10,885	9,673
S&P—A+ to A-	15,929	5,244	808	21,981	319	22,300	17,087
S&P—BBB+ to BBB-	7,413	7,077	902	15,392	—	15,392	11,017
S&P—Other	1,033	1,321	253	2,607	—	2,607	2,204

	49,368	19,816	8,341	77,525	935	78,460	67,995

Moody's—Aaa	681	458	494	1,633	24	1,657	1,817
Moody's—Aa1 to Aa3	833	100	108	1,041	15	1,056	750
Moody's—A1 to A3	678	111	398	1,187	—	1,187	1,019
Moody's—Baa1 to Baa3	454	100	60	614	—	614	588
Moody's—Other	162	95	50	307	—	307	546

	2,808	864	1,110	4,782	39	4,821	4,720

Fitch	560	464	41	1,065	—	1,065	1,062
Other	6,135	3,105	1,621	10,861	17	10,878	10,207

Total debt securities	58,871	24,249	11,113	94,233	991	95,224	83,984

        In the table above, Standard & Poor's (S&P) ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative. Notes D2(d), D3(d), D4(d) and E2 provide further details on the credit risks of debt securities by segment.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

B:    Summary of results (Continued)

(ii) Group exposure to holdings in asset-backed securities and monoline insurers a Asset-backed securities

        The Group's exposure to holdings in asset-backed securities which comprise residential mortgage-backed securities (RMBS), CDO funds and other asset-backed securities (ABS), at December 31, 2008 is as follows:

2008
£ million
Shareholder-backed operations:
UK insurance operationsnote i	1,075
US insurance operationsnote ii	7,464
Asian insurance operationsnote iii	15
Other operationsnote iv	407

8,961

With-profits operations:
UK insurance operationsnote i	4,977
Asian insurance operationsnote iii	328

5,305

Total	14,266

i UK insurance operations

        The UK insurance operations' exposure to asset-backed securities at December 31, 2008 is analyzed as follows:

2008
£ million
Shareholder-backed business (70% AAA, 19% AA)	1,075
With-profits operations (74% AAA, 10% AA)	4,977

6,052

        The UK insurance operations' exposure to asset-backed securities is mainly made up of exposure to AAA rated securities as shown in the table above.

        All of the £1,075 million exposure of the shareholder-backed business relates to the UK market and primarily relate to investments held by PRIL. £2,721 million of the £4,977 million exposure of the with-profits operations relates to exposure to the UK market while the remaining £2,256 million relates to exposure to the US market.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

B:    Summary of results (Continued)

ii US insurance operations

        US insurance operations' exposure to asset-backed securities at December 31, 2008 comprises:

2008
£ million
RMBS:
Sub-prime (91% AAA, 3% AA)	291
Alt-A (60% AAA, 15% AA)	646
Prime (87% AAA, 5% AA)	3,572
CMBS (85% AAA, 9% AA)	1,869
CDO funds (34% AAA, 14% AA),* including £6 million exposure to sub-prime	320
ABS (31% AAA, 16% AA), including £51 million exposure to sub-prime	766

Total	7,464

*
Including the Group's economic interest in Piedmont and other consolidated CDO funds. Further details on Jackson's RMBS sub-prime and Alt-A securities are given in note D3(d).

iii Asian insurance operations

        The Asian insurance operations' exposure to asset-backed securities is primarily held by the with-profits operations.

        The £328 million asset-backed securities exposure of the Asian with-profits operations comprises:

2008
£ million
RMBS—all without sub-prime exposure	46
CMBS	88
CDO funds and ABS	194

Total	328

        The £328 million includes £259 million held by investment funds consolidated under IFRS in recognition of the control arrangements for those funds and included an amount not owned by the Group with a corresponding liability of £32 million on the balance sheet for net asset value attributable to external unit-holders in respect of these funds, which are non-recourse to the Group. Of the £328 million, 70% are investment graded by Standard & Poor's.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

B:    Summary of results (Continued)

iv Other operations

        Other operations' exposure to asset-backed securities at December 31, 2008 is held by Prudential Capital and comprises:

2008
£ million
RMBS: Prime (75% AAA, 10% AA)	106
CMBS (68% AAA, 20% AA)	230
CDO funds—all without sub-prime exposure (AAA)	38
ABS (92% AAA)	33

Total	407

b Direct holdings in monoline insurers

        The Group has no significant exposure to direct holdings in monoline insurers at December 31, 2008.

(b) Reconciliation of movement in policyholder liabilities and unallocated surplus of with-profits funds

        A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of the Group from the beginning of the year to the end of the year is as follows:

	Insurance operations
				Total insurance operations
	UK	US	Asia
	£ million	£ million	£ million	£ million
At January 1, 2007	133,904	31,746	12,889	178,539
Premiums	8,853	6,352	3,958	19,163
Surrenders	(4,528)	(3,476)	(1,032)	(9,036)
Maturities/Deaths	(6,787)	(490)	(395)	(7,672)
Shareholders' transfers post tax	(279)	—	(21)	(300)
Investment-related items and other movements	7,194	1,225	1,458	9,877
Foreign exchange translation differences	(67)	(509)	322	(254)

At December 31, 2007/January 1, 2008	138,290	34,848	17,179	190,317

Premiums	9,372	6,728	4,162	20,262
Surrenders	(4,281)	(3,852)	(1,191)	(9,324)
Maturities/Deaths	(8,324)	(564)	(354)	(9,242)
Shareholders' transfers post tax	(284)	—	(23)	(307)
Investment-related items and other movements	(16,331)	(4,552)	(4,293)	(25,176)
Foreign exchange translation differences	(2,481)	12,753	5,589	15,861

At December 31, 2008	115,961	45,361	21,069	182,391

        The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

C:    Group risk management

(a) Overview

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

        Prudential's risk governance framework requires that all of the Group's businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The risk governance framework is based on the concept of 'three lines of defence': Risk management, risk oversight and independent assurance. Primary responsibility for strategy, performance management and risk control lies with the Board, the Group Chief Executive and the chief executives of each business unit. Risk oversight is provided by Group-level risk committees, chaired by the Chief Financial Officer with representation from business units and Group Head Office functions. The committees' oversight is supported by the Group Chief Risk Officer. Independent assurance on the Group's and business unit internal control and risk management systems is provided by Group-wide Internal Audit reporting to the Group and business unit audit committees.

        The Group's risk reporting framework forms an important part of the Group's business planning process. Business units review their risks as part of the annual preparation of their business plans and review opportunities and risks against business objectives regularly with Group executive management.

        Additional information on the Group's risk framework is included in the risk and capital management section of the Group's business review.

        The management of the risk attached to the Group's financial instruments and insurance liabilities, together with the inter-relationship with the management of capital may be summarized in the following sections.

(b) Group risk appetite

        The Group risk appetite framework sets out the Group's tolerance to risk management and return optimization. The Group defines and monitors aggregate risk limits for its earnings volatility and its capital requirements.

(i) Earnings volatility:

        The objectives of the limits are to ensure that (a) the volatility of earnings is consistent with stakeholder expectations, (b) the Group has adequate earnings (and cash flows) to service debt and

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

C:    Group risk management (Continued)

expected dividends and (c) that earnings (and cash flows) are managed properly across geographies and are consistent with the Group's funding strategies. The two measures used currently are European Embedded Value (EEV) operating profit based on longer-term investment returns and International Financial Reporting Standards (IFRS) operating profit based on longer-term investment returns.

(ii) Capital requirements:

        The objectives of the limits are to ensure that (a) the Group meets the economic capital requirements at all times, (b) the Group achieves its desired target rating to meet its business objectives and (c) supervisory intervention is avoided. The two measures used are EU Insurance Groups Directive (IGD) capital requirements and economic capital requirements.

        Business units must establish suitable market, credit, underwriting and liquidity limits that maintain financial risk exposures within the defined Group risk appetite.

        The Group's risk appetite framework forms an integral part of its annual business planning cycle. Throughout the year, the Group risk function monitors the Group's risk profile against the agreed limits. Using submissions from business units, Group risk function calculates the Group position (allowing for diversification effects between business units) relative to the limits implied by the risk appetite statements.

        The current market dislocation and increased risk of default led the Group to place an increased emphasis on the management of market and credit risk in the course of 2008. Market risk is managed such that as conditions evolve the risk profile is maintained within risk appetite in addition to business unit operational limits on credit risk, the Group sets counterparty risk limits at Group level. Limits on the total Group-wide exposures to a single counterparty are specified within different credit rating 'categories'. Actual exposures are monitored against these limits on a monthly basis.

(c) Risk mitigation and hedging

        The Group manages its actual risk profile against our tolerance of risk. To do this, the Group maintains risk registers that include details of the identified risks and of the controls and mitigating actions employed in managing them. Any mitigation strategies involving large transactions, such as a material derivative transaction, are subject to scrutiny at Group level before implementation.

        The Group uses a range of risk management and mitigation strategies. The most important of these include: adjusting asset portfolios to reduce investment risks (such as duration mismatches or overweight counterparty exposures); using derivatives to hedge market risks; implementing reinsurance programs to limit insurance risk; implementing corporate insurance programs to limit the impact of operational risks; and revising business plans where appropriate.

(i) Use of derivatives

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

December 31, 2008

C:    Group risk management (Continued)

        Further details of the Group's use of derivatives are explained in note G3.

(ii) Asset/liability management

        Prudential manages its assets and liabilities locally, in accordance with local regulatory requirements and reflecting the differing types of liabilities of each business unit. Stochastic asset/liability modeling is carried out locally by business units to perform dynamic solvency testing and assess capital requirements. Reserve adequacy testing under a range of scenarios and dynamic solvency analysis is carried out, including under certain scenarios mandated by the US, the UK and Asian regulators.

        A stochastic approach models the inter-relationship between asset and liability movements, taking into account asset correlation and policyholder behavior, under a large number of possible scenarios. These scenarios are projected forward over a period of time, typically 25 years, and the liabilities and solvency position of the fund are calculated in each scenario in each future year. This allows the identification of which extreme scenarios will have the most adverse effects and what the best estimate outcome may be. The fund's policy on management actions, including bonus and investment policy, are then set in order that they are consistent with the available capital and the targeted risk of default. This differs from a deterministic model, which would only consider the results from one carefully selected scenario.

        For businesses that are most sensitive to interest rate changes, such as immediate annuity business, Prudential uses cash flow analysis to create a portfolio of fixed income securities whose value changes in line with the value of liabilities when interest rates change. This type of analysis helps protect profits and the capital position from changing interest rates. In the UK, the cash flow analysis is used in Prudential's annuity business while, in the US, it is used for its interest-sensitive and fixed index annuities and stable value products such as Guaranteed Investment Contracts (GICs). Perfect matching is not possible, for example because of the nature of the liabilities (which might include guaranteed surrender values) and options for prepayment contained in the assets or the unavailability of assets with a sufficiently long duration.

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

        The Group has contingency plans in place for a range of operational risk scenarios, including incident management and business continuity plans. As a contingency plan for liquidity risk, the Group has arranged access to committed revolving credit facilities and committed securities lending facilities.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

C:    Group risk management (Continued)

(d) Risk exposures

        The Group publishes separately within its Form 20-F a section on key risk factors, which discusses inherent risks in the business and trading environment.

(i) Market risks

        Market risk is the risk that arises from adverse changes in the value of, or income from, assets and changes in interest rates or exchange rates.

Equity and interest rate risk

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

Foreign exchange risk

        Prudential faces foreign exchange risk, primarily because its presentation currency is pounds sterling, whereas Prudential has significant operations in the US and Asia. The exposure relating to the translation of reported earnings is not separately managed although its impact is reduced by interest payments on foreign currency borrowings and by the adoption of average exchange rates for the translation of foreign currency revenues.

        Approximately 83 per cent of the Group's IFRS basis shareholders' equity at December 31, 2008 arose in Prudential's US and Asian operations (2007: approximately 70 per cent). To mitigate the exposure of the US component there are US$1.55 billion of borrowings held centrally. The Group has also entered into a US$2 billion net investment hedge which was reduced to US$600 million in December 2008 (see note G3). Net of the currency position arising from these instruments some 49 per cent of the Group's shareholders' funds are represented by net assets in currencies other than sterling.

        Additional details on the market risks' exposures of the UK, US and Asian insurance operations are provided in notes D2, D3 and D4, respectively.

(ii) Credit risk

        Credit risk is the risk of loss to the Group if another party fails to perform its obligations, or fails to perform them in a timely manner. Credit risk is the Group's most significant financial risk.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

C:    Group risk management (Continued)

        Some of Prudential's businesses, in particular Jackson, the PAC with-profits fund and Prudential's UK pension annuity business hold large amounts of interest-sensitive investments that contain credit risk on which a certain level of defaults is expected. These expected losses are considered when Prudential determines the crediting rates, deposit rates and premium rates for the products that will be supported by these assets. The key shareholder business exposed to credit risks is Jackson. Certain over-the-counter derivatives contain a credit risk element that is controlled through evaluation of collateral agreements and master netting agreements on interest rate and currency swaps. Prudential is also exposed to credit-related losses in the event of non-performance by counterparties.

        Further analysis of the credit quality for the Group is shown in note B4. Additional details on the credit quality of the debt security portfolios of UK, US and Asian insurance operations are shown in notes D2, D3 and D4, respectively.

(iii) Liquidity risk

        Liquidity risk is the risk that Prudential, though solvent on a balance sheet basis, either does not have the financial resources to meet its obligations as they fall due or can secure the resources only at excessive cost. The parent company has significant internal resources of liquidity which are sufficient to meet all of its requirements for the foreseeable future without having to utilize external funding. The Group maintains committed borrowing and securities lending facilities. In aggregate the Group has £2.1 billion of undrawn committed facilities of which it renewed £1.4 billion of the undrawn syndicated committed banking facility in February 2009 for a further three years as well as renewing the £500 million securities lending back-up facility.

(iv) Insurance risk

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

        For example, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its UK annuity business where, in exchange for their accumulated pension fund, pension annuity policyholders receive a guaranteed payment, for as long as they live. Prudential conducts rigorous research into longevity risk using data from its substantial annuitant portfolio. As part of its pension annuity pricing and reserving policy, Prudential UK assumes that current rates of mortality continuously improve over time at levels based on adjusted data from the Continuous Mortality Investigations (CMI) projections as published by the Institute and Faculty of Actuaries.

        Prudential's voluntary discontinuance (persistency) assumptions reflect recent past experience for each relevant line of business, and any expectations of future persistency. Where appropriate, allowance is also made for the relationship, which is either assumed or historically observed, between persistency and investment returns and the resulting additional risk is allowed for.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

C:    Group risk management (Continued)

(v) Non-financial risks—operational, business environment and strategic risk

        Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people, systems or from external events. Business environment risk may arise from exposure to forces in the external environment that could significantly change the fundamentals that drive the business's overall objectives and strategy. Strategic risk may arise from ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group's capabilities.

        Prudential is exposed to operational, business environment and strategic risk in the course of running its businesses. Prudential processes a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. Prudential has a significant number of third-party relationships that are important to the distribution and processing of its products, as market counterparties and as business partners.

        Quantitative analysis of operational risk exposures material to the Group is used to inform decisions on the overall amount of capital held and the adequacy of the corporate insurance program.

(e) Regulatory capital requirements

        Regulatory capital requirements apply at an individual company level for the Group's life assurance and asset management business. These are described in sections D5 and E3 respectively.

        In addition, the Group as a whole is subject to the capital adequacy requirements of the Insurance Groups Directive (IGD) as implemented by the FSA. The IGD pertains to groups whose activities are primarily concentrated in the insurance sector. Under this test the surplus capital held in each of the regulated subsidiaries is aggregated with the free assets of non-regulated subsidiaries. From this total Group borrowings are deducted, other than subordinated debt issues which qualify as capital. No credit for the benefit of diversification is allowed for under this approach. The test is passed when this aggregate number is positive: a negative result at any point in time is a notifiable breach of UK regulatory requirements.

        Due to the geographically diverse nature of Prudential's operations, the application of these requirements to Prudential is complex. In particular, for many of the Group's Asian operations the assets, liabilities and capital requirements have to be recalculated based on FSA regulations as if the companies were directly subject to FSA regulation.

        The FSA has established a structure for determining how much hybrid debt can count as capital which is similar to that used for banks. It categorizes capital as Tier 1 (equity and preference shares), Upper Tier 2 and Lower Tier 2. Up to 15 per cent of Tier 1 capital can be in the form of hybrid debt and is called 'Innovative Tier 1'. At December 31, 2008 the Group held £1,059 million (December 31, 2007: £763 million) of Innovative Tier 1 capital in the form of perpetual securities, £nil (£nil) of Upper Tier 2 and £1,101 million (£932 million) of Lower Tier 2 capital. The increase in these amounts reflects exchange rate movements in 2008. Further details on these amounts and other Group borrowings are shown in note H13.

        At December 31, 2007, Prudential met the requirements of the IGD. In addition, during 2008, Prudential met the 'hard test' of the FSA under the IGD. At December 31, 2008, Prudential met the

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

C:    Group risk management (Continued)

requirements of the IGD. The FSA has allowed the Group to include in the Group's IGD surplus going forward an additional £0.3 billion as a result of an innovative structure the Group has developed. The £0.3 billion additional capital reflects the Group's ability to realize a portion of the shareholders' economic interest in the future transfers from the PAC with-profits fund. The intended sale of the Taiwan agency business announced on February 20, 2009, as discussed in note I10, will when completed increase the IGD surplus capital by approximately £0.8 billion, further strengthening IGD surplus capital.

        Prudential's approach to capital allocation takes into account a range of factors, especially risk adjusted returns on capital, the impact of alternative capital measurement bases (accounting, regulatory, economic and ratings agency assessments), tax efficiency and wider strategic objectives.

        Prudential optimizes capital allocation across the Group by using a consistent set of capital performance metrics across all business units to ensure meaningful comparison. Capital utilization, return on capital and new business value creation are measured at a product level. The use of these capital performance metrics is embedded into our decision-making processes for product launches, product design and product pricing.

        Prudential's capital performance metrics are based on economic capital, which provides a realistic and consistent view of our capital requirements across the Group, allowing for diversification benefits. Economic capital also provides valuable insights into our risk profile and is used both for risk measurement and capital management.

        Prudential's detailed understanding of risk adjusted performance allows to manage proactively its allocation of capital to write new business to maximize risk adjusted value creation.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

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

Sterling reserves

        Prudent provisions established for possible future expenses not covered by future margins at a policy level reflecting the regulatory approach in the UK are not permitted for those contracts with insignificant insurance risk that are classified as investment contracts.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

(b) Concentration of risk

(i) Business accepted

        The Group's exposure to life assurance risks is well-diversified. This is achieved through the geographical spread of the Group's operations and, within those operations, through a broad mix of product types.

        As part of the risk management framework, the Group regularly monitors concentration of risk using a variety of risk monitoring tools. Scenario testing and sensitivity analysis for the Group capital and profitability metrics involving IGD, Group economic capital, EEV and IFRS help identify concentrations of risks by risk types, products and business units, as well as the benefits of diversification of risks.

        Credit risk remains one of the largest risk exposures. This reflects the relative size of exposure in Jackson and the UK shareholder annuities business. An example of the diversification benefits for Prudential is that adverse scenarios do not affect all business units in the same way, providing natural hedges within the Group. For example, the Group's US business is sensitive to increasing interest rates, whereas, in contrast, several business units in Asia benefit from increasing rates. Conversely, these Asian business units are sensitive towards low interest rates, whereas for certain products in the US benefits from falling interest rates. The economic capital framework also takes into account situations where factors are correlated, for example the extent of correlation between UK and US economies.

        The Group manages concentration of credit risks by setting limits on the maximum exposure to each counterparty based on their credit ratings. Business units are also required to disclose to the Group risk function all material risks, along with information on their severity and likelihood, and mitigating actions taken or planned.

(ii) Ceded business

        The Group cedes certain business to other insurance companies. Although the ceding of insurance does not relieve the Group of liability to its policyholders, the Group participates in such agreements for the purpose of managing its loss exposure. The Group evaluates the financial condition of its reinsurers and monitors concentration of credit risk from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure from reinsurer insolvencies. There are no significant concentrations of reinsurance risk. At December 31, 2008, 98 per cent (2007: 98 per cent) of the reinsurance recoverable insurance assets were ceded by the Group's UK and US operations, of which 91 per cent (2007: 88 per cent) of the balance were from reinsurers with Standard & Poor's rating AA- and above. As a result of downgrading subsequent to the year end based on the ratings at March 18, 2009, 93 per cent of the reinsurance recoverable insurance assets ceded by the Group UK and US operations were rated A and above with 39 per cent were rated AA- and above.

(c) Guarantees

        Notes D2(e), D3(e), D4(e) and D4(j) provide details of guarantee features of the Group's life assurance products. In the UK, guarantees of the with-profits products are valued for accounting purposes on a market consistent basis for 2008 as described in section D2(g)(ii). The UK business also has products with guaranteed annuity option features, mostly within SAIF, as described in section D2(e).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

There is little exposure to financial options and guarantees in the shareholder-backed business of the UK operations. The US business annuity products have a variety of option and guarantee features as described in section D3(e). Jackson's derivative program seeks to manage the exposures as described in section D3(f). The most significant exposure for the Group arises on Taiwan whole of life policies as described in section D4(j)(iii).

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

December 31, 2008

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

        Product specific discount rates are used in order to reflect the risk profile of each major territory and product group. No allowance is required for non-market risks where these are assumed to be fully diversifiable. The majority of non-market risks are considered to be diversifiable. Finance theory cannot be used to determine the appropriate component of beta for non-diversifiable non-market risks since there is no observable risk premium associated with it that is akin to the equity risk premium. Recognizing this, a pragmatic approach has been used. A constant margin of 50 basis points (2007: 50 basis points) has been added to the risk margin derived for market risk to cover the non-diversifiable non-market risks associated with the business. For the UK shareholder-backed annuity business an additional margin of 100 basis points was used (2007: 100 basis points).

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

        Market risk is the risk that the fair value or future cash flows of a financial instrument or, in the case of liabilities of insurance contracts, their carrying value will fluctuate because of changes in market prices. Market risk comprises three types of risk, namely:

  •
  Currency risk: due to changes in foreign exchange rates;

  •
  interest rate risk: due to changes in market interest rates; and

  •
  other price risk: due to fluctuations in market prices (other than those arising from interest rate risk or currency risk).

        Policyholder liabilities relating to the Group's life assurance businesses are also sensitive to the effects of other changes in experience, or expected future experience, such as for mortality, other insurance risk and lapse risk.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

        In addition, the profitability of the Group's life assurance businesses and, as described in Section E, Asset management business, is indirectly affected by the performance of the assets covering policyholder liabilities and related capital.

        Three key points are to be noted, namely:

  •
  The Group's with-profit and unit-linked funds absorb most market risk attaching to the fund's investments. Except for second order effects, for example on asset management fees and shareholders' share of cost of bonuses for with-profits business, shareholder results are not directly affected by market value movements on the assets of these funds;

  •
  the Group's shareholder results are most sensitive to market risks for assets of shareholder-backed business; and

  •
  the main exposures of the Group's IFRS basis results to market risk for life assurance operations on investments of shareholder-backed business are for debt securities.

        The most significant items for which the IFRS basis profit or loss and equity for the Group's life assurance business is sensitive to these variables are shown in the following tables. The distinction between direct and indirect exposure is not intended to indicate the relative size of the sensitivity.

Market and credit risk
Type of business	Investments/ derivatives	Liabilities/ unallocated	Other exposure	Insurance and lapse risk
UK insurance operations (see also section D2(j))
With-profits business (including Prudential Annuities Limited)	Net neutral direct exposure (Indirect exposure only)		Investment performance subject to smoothing through declared bonuses	Persistency risk to future shareholder transfers

SAIF sub-fund	Net neutral direct exposure (Indirect exposure only)		Asset management fees earned by M&G

Unit-linked business	Net neutral direct exposure (Indirect exposure only)		Investment performance through asset management fees	Persistency risk

Asset/liability mismatch risk

Shareholder-backed annuity business	Credit risk Interest rate risk for assets in excess of liabilities i.e. representing shareholder capital			Mortality experience and assumptions for longevity

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

Market and credit risk
Type of business	Investments/ derivatives	Liabilities/ unallocated	Other exposure	Insurance and lapse risk
US insurance operations (see also section D3(j))
All business	Currency risk			Persistency risk

Variable annuity business	Net effect of market risk arising from incidence of guarantee features and variability of asset management fees offset by derivative hedging program

Fixed indexed annuity business	Derivative hedge program to the extent not fully hedged against liability and fund performance	Incidence of equity participation features

Fixed indexed annuity, Fixed annuity and GIC business
Credit risk
Interest rate risk

	These risks are reflected in volatile profit or loss and shareholders' equity for derivative value movements and impairment losses, and, in addition, for shareholders' equity for value movements on fixed income securities classified as 'available for sale' under IAS 39		Spread difference between earned rate and rate credited to policyholders	Lapse risk but the effects of extreme events are mitigated by the use of swaption contracts

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

Market and credit risk
Type of business	Investments/ derivatives	Liabilities/ unallocated	Other exposure	Insurance and lapse risk
Asian insurance operations (see also section D4(j))
All business	Currency risk			Mortality and morbity risk Persistency risk

With-profits business	Net neutral direct exposure (Indirect exposure only)		Investment performance subject to smoothing through declared bonuses

Unit-linked business	Net neutral direct exposure (Indirect exposure only)		Investment performance through asset management fees

Non-participating business (in particular Taiwan)	Interest rate and price risk	Long-term interest rates

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

        For Jackson, the sensitivity of IFRS profit to market and other risks arises primarily for the value movements on derivatives which are used to manage the liabilities to policyholders and backing investment assets of fixed annuity and other general account business. This feature is compounded by the use of the US GAAP measurement basis for the liabilities for the contracts of these types of business, which are largely insensitive to current period market movements. In addition to these effects the Jackson IFRS equity is sensitive to the impact of interest rate and credit spread movements on the value of fixed income securities. Movements in unrealized appreciation on these securities are included as movement in equity (i.e. outside the income statement).

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

        M&G profits are affected primarily by movements in the growth in funds under management and of the effect any impairment on the loan book and fair value movements on debt securities held by Prudential Capital.

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

  •
  Prudential Annuities Limited (PAL)

    PAL's business is not with-profit, it writes annuity business. However, as PAL is owned by the PAC with-profits sub-fund, changes in the carrying value of PAL's assets and liabilities are reflected in the liability for unallocated surplus which as described above, changes to which do not affect shareholder results.

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

December 31, 2008

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

  •
  Other shareholder-backed unit-linked business

    Due to the matching of policyholder liabilities to attaching asset value movements the UK unit-linked business is not directly affected by market or credit risk. The principal factor affecting the IFRS results is investment performance through asset management fees.

Jackson

        The IFRS basis results of Jackson are highly sensitive to market risk on the assets covering liabilities other than variable annuity business segregated in the separate accounts.

        Invested assets covering liabilities for these types of business and related capital comprise principally debt securities classified as available-for-sale. Value movements for these securities are reflected as movements in shareholders' equity. Other invested assets and derivatives are carried at fair value with the value movements reflected in the income statement.

        By contrast, the IFRS insurance liabilities for these types of business of Jackson, by the application of grandfathered GAAP under IFRS 4, are measured on US GAAP bases which with the exception of certain items covered by the equity hedging program, are generally insensitive to temporary changes in market conditions or the short-term returns on the attaching asset portfolios.

        These differences in carrying value of debt securities, other invested assets, derivatives and insurance liabilities give rise to potentially significant volatility in the IFRS income statement and shareholders' equity.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

        In addition to these effects, the factors that most significantly affect the Jackson IFRS result are:

  •
  Variable annuity business—net effect of market risk arising from the incidence and valuation guarantee features and variability of asset management fees offset by derivative hedging performance;

  •
  fixed annuity business—the spread differential between the earned rate and the rate credited to policyholders; and

  •
  fixed index annuity business—the spread differential between the earned rate and the rate credited to policyholders and incidence of equity index participation features, net of the related hedging performance.

        Further, the total profit for Jackson is affected by the level of impairment losses on the debt securities portfolios, short-term value movements on derivatives held to manage the fixed annuity and other general account business, other temporary value movements on portfolio investments, and those arising on revaluing the embedded derivative components of variable annuity liabilities for the effects of short-term movements in AA corporate bond rate curves and equity volatility levels.

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

        This sensitivity is primarily reflected through the volatility of asset returns coupled with the fact that the accounting carrying value of liabilities to policyholders are only partially sensitive to changed market conditions. In addition to these features the overriding factor that affects IFRS basis results for Asian non-participating business is the return on the assets covering the Taiwan whole of life policies. This factor directly affects the actual return in any given reporting period. In addition though, the measurement of the liabilities to policyholders and the carrying value of deferred acquisition costs for this business is dependant upon an assessment of longer-term interest rates. This key feature is described in more detail in notes D4(g) and (j)(iii).

Insurance and lapse risk

        The features described above cover the main sensitivities of IFRS profit and loss and equity for market, insurance and credit risk. Lapse and longevity risk may also be a key determination of IFRS basis results with variable impacts.

        In the UK, adverse persistency experience can affect the level of profitability from with-profits and unit-linked business.

        For with-profits business in any given year, the amount represented by the shareholders' share of cost of bonus may be only marginally affected. However, altered persistency trends may affect future expected shareholder transfers.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

        By contrast, Group IFRS profit is particularly sensitive to longevity shocks that result in changes of assumption for the UK shareholder-backed annuity business.

        Jackson is sensitive to lapse risk. However, Jackson uses swaption derivatives to ameliorate the effect of a sharp rise in interest rates, which would be the most likely cause of a sudden change in policyholder behavior.

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

(f) Duration of liabilities

        Under the terms of the Group's contracts, as for life assurance contracts generally, the contractual maturity date is the earlier of the end of the contract term, death, other insurable events or surrender. The Group has therefore chosen to provide details of liability duration that reflect the actuarially determined best estimate of the likely incidence of these factors on contract duration. Details are shown in sections D2(k), D3(k) and D4(k).

        In the years 2004 to 2008, claims paid on the Group's life assurance contracts including those classified as investment contracts under IFRS 4 ranged from £13 billion to £19 billion. Indicatively, it is to be expected that, of the Group's policyholder liabilities (excluding unallocated surplus) at December 31, 2008 of £174 billion, the amounts likely to be paid in 2009 will be of a similar magnitude.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

D2:    UK insurance operations

(a) Summary balance sheet

        In order to explain the different types of UK business and fund structure, the balance sheet of the UK insurance operations may be analyzed by the assets and liabilities of the Scottish Amicable Insurance Fund (SAIF), the PAC with-profits sub-fund, unit-linked, annuity (principally PRIL) and other business. The assets and liabilities of these funds and subsidiaries are shown in the table below.

	PAC with-profits sub-fund note i				Other funds and subsidiaries
								UK insurance operations
	Scottish Amicable Insurance Fund note ii
		Excluding Prudential Annuities Limited	Prudential Annuities Limited note iii			Annuity and other long-term business
				Total note iv	Unit-linked assets and liabilities		Total	2008 Total	2007 Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangible assets						134	134	134	157

						134	134	134	157

Intangible assets attributable to PAC with-profits fund:
In respect of acquired subsidiaries for venture fund and other investment purposes	—	174	—	174	—	—	—	174	192
Deferred acquisition costs	3	10	—	10	—	—	—	13	19

	3	184	—	184	—	—	—	187	211

Total	3	184	—	184	—	134	134	321	368

Deferred tax assets	7	174	98	272	—	234	234	513	105
Other non-investment and non-cash assets	244	2,246	380	2,626	443	1,649	2,092	4,962	4,110

Investments of long-term business and other operations:
Investment properties	882	8,365	664	9,029	710	1,338	2,048	11,959	13,666
Financial investments:
Loansnote v	194	1,000	151	1,151	—	557	557	1,902	1,245
Equity securities and portfolio holdings in unit trusts	3,718	25,056	247	25,303	9,827	32	9,859	38,880	60,829
Debt securitiesnote vi	4,218	21,658	11,888	33,546	4,409	16,698	21,107	58,871	57,180
Other investmentsnote vii	777	2,761	219	2,980	136	267	403	4,160	3,391
Deposits	649	3,974	160	4,134	489	818	1,307	6,090	7,228

Total investments	10,438	62,814	13,329	76,143	15,571	19,710	35,281	121,862	143,539

Held for sale assets	—	—	—	—	—	—	—	—	30
Cash and cash equivalents	196	707	184	891	979	505	1,484	2,571	1,869

Total assets	10,888	66,125	13,991	80,116	16,993	22,232	39,225	130,229	150,021

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

	PAC with-profits sub-fund note i				Other funds and subsidiaries
								UK insurance operations
	Scottish Amicable Insurance Fund note ii
		Excluding Prudential Annuities Limited	Prudential Annuities Limited note iii			Annuity and other long-term business
				Total note iv	Unit-linked assets and liabilities		Total	2008 Total	2007 Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Equity and liabilities
Equity
Shareholders' equity	—	—	—	—	—	1,655	1,655	1,655	1,364
Minority interests	16	31	—	31	—	—	—	47	42

Total equity	16	31	—	31	—	1,655	1,655	1,702	1,406

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	9,524	29,486	11,477	40,963	6,041	16,228	22,269	72,756	82,938
Investment contract liabilities with discretionary participation features	494	22,873	—	22,873	—	—	—	23,367	29,466
Investment contract liabilities without discretionary participation features	—	—	—	—	10,277	1,307	11,584	11,584	12,073
Unallocated surplus of with-profits funds (reflecting application of 'realistic' provisions for UK regulated with-profits funds)	—	6,705	1,549	8,254	—	—	—	8,254	13,813

Total	10,018	59,064	13,026	72,090	16,318	17,535	33,853	115,961	138,290

Operational borrowings attributable to shareholder-financed operations	—	—	—	—	—	54	54	54	12
Borrowings attributable to with-profits funds	112	1,196	—	1,196	—	—	—	1,308	987
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	260	997	313	1,310	—	681	681	2,251	1,360
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	—	924	19	943	555	38	593	1,536	1,751
Current tax liabilities	3	35	19	54	—	70	70	127	507
Deferred tax liabilities	28	663	295	958	—	435	435	1,421	2,383
Accruals and deferred income	17	185	—	185	—	63	63	265	289
Other creditors	20	567	8	575	—	1,024	1,024	1,619	1,913
Provisions	—	67	—	67	—	200	200	267	326
Derivative liabilities	414	2,303	280	2,583	—	404	404	3,401	699
Other liabilities	—	93	31	124	120	73	193	317	98

Total	742	5,834	965	6,799	675	2,988	3,663	11,204	9,326

Total liabilities	10,872	66,094	13,991	80,085	16,993	20,577	37,570	128,527	148,615

Total equity and liabilities	10,888	66,125	13,991	80,116	16,993	22,232	39,225	130,229	150,021

Notes

i
For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

ii
SAIF is a separate sub-fund within the PAC long-term business fund.

iii
Wholly-owned subsidiary of the PAC WPSF that writes annuity business.

iv
Excluding policyholder liabilities of the Hong Kong branch of PAC.

v
The loans of the Group's UK insurance operations of £1,902 million (2007: £1,245 million) comprise mortgage loans of £701 million (2007: £449 million), policy loans of £29 million (2007: £35 million) and other loans of £1,172 million (2007: £761 million). The mortgage loans are collateralized by properties. Other loans are all commercial loans and comprise mainly syndicated loans held by the PAC with-profits fund.

vi
Included in debt securities above are £13,026 million (2007: £11,149 million) of securities which are not quoted on active markets and for which fair value is determined using internal valuation techniques, or is provided by brokers or pricing services, where the specific securities have been valued using valuation techniques by these third-party providers. Of this amount, £12,341 million (2007: £10,640 million) related to securities held by with-profit operations and £685 million (2007: £509 million) related to securities held by the UK shareholder-backed business. See note G1 for additional details.

vii
Other investments comprise:

	2008	2007
	£ million	£ million
Derivative assets note G3	1,326	571
Partnerships in investment pools and other	2,834	2,820

	4,160	3,391

  Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily venture fund investments and investment in property funds and limited partnerships.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

(b) Reconciliation of movement in investments

        A reconciliation of the total investments of UK insurance operations from the beginning of the year to the end of the year is as follows:

		PAC with-profits sub-fund			Other funds and subsidiaries
	Scottish Amicable Insurance Fund	Excluding Prudential Annuities Limited	Prudential Annuities Limited	Total	Unit-linked assets and liabilities	Annuity and other long-term business	UK insurance operations Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At January 1, 2007
Total investments	14,201	74,463	15,305	89,768	17,237	17,331	138,537
Less: Investments held by consolidated investment funds	—	—	—	—	—	(1,179)	(1,179)
Less: Derivative liabilities	(36)	(169)	(44)	(213)	—	(19)	(268)

Directly held investments, net of derivative liabilities	14,165	74,294	15,261	89,555	17,237	16,133	137,090

Net cash inflow from operating activities	(829)	1,100	(216)	884	595	2,478	3,128
Realized gains (losses) in the year	637	3,364	73	3,437	693	(107)	4,660
Unrealized gains (losses) in the year	(420)	(847)	(650)	(1,497)	(478)	(394)	(2,789)
Foreign exchange translation differences	—	99	—	99	—	—	99

Movement in the year of directly held investments, net of derivative liabilities	(612)	3,716	(793)	2,923	810	1,977	5,098

At December 31, 2007/January 1, 2008
Total investments	13,665	78,487	14,515	93,002	18,047	18,825	143,539
Less: Investments held by consolidated investment funds	—	—	—	—	—	(662)	(662)
Less: Derivative liabilitiesnote G3	(112)	(477)	(47)	(524)	—	(53)	(689)

Directly held investments, net of derivative liabilities	13,553	78,010	14,468	92,478	18,047	18,110	142,188

Net cash inflow from operating activities	(1,245)	(1,396)	(211)	(1,607)	811	2,928	887
Realized gains (losses) in the year	276	84	25	109	(156)	(156)	73
Unrealized gains (losses) in the year	(2,560)	(17,991)	(1,236)	(19,227)	(3,568)	(1,577)	(26,932)
Foreign exchange translation differences	—	1,631	3	1,634	(1)	3	1,636

Movement in the year of directly held investments, net of derivative liabilities	(3,529)	(17,672)	(1,419)	(19,091)	(2,914)	1,198	(24,336)

At December 31, 2008
Total investments	10,438	62,814	13,329	76,143	15,571	19,710	121,862
Less: Investments held by consolidated investment funds	—	(145)	—	(145)	(424)	(40)	(609)
Less: Derivative liabilitiesnote G3	(414)	(2,331)	(280)	(2,611)	(14)	(362)	(3,401)

Directly held investments, net of derivative liabilities	10,024	60,338	13,049	73,387	15,133	19,308	117,852

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

(c) Reconciliation of movement in policyholder liabilities and unallocated surplus of with-profits fund

        A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations from the beginning of the year to the end of the year is as follows:

	Other funds and subsidiaries
	SAIF and PAC with-profits sub-fund	Unit-linked liabilities	Annuity and other long-term business	UK insurance operations Total
	£ million	£ million	£ million	£ million
At January 1, 2007	101,616	18,187	14,101	133,904
Premiums	4,459	2,115	2,279	8,853
Surrenders	(2,879)	(1,636)	(13)	(4,528)
Maturities/Deaths	(4,987)	(790)	(1,010)	(6,787)
Shareholders transfers post tax	(279)	—	—	(279)
Switches	(352)	352	—	—
Assumption changes (shareholder-backed business)note D2(i)	—	—	(34)	(34)
Investment-related items and other movements	6,256	749	223	7,228
Foreign exchange translation differences	(62)	—	(5)	(67)

At December 31, 2007/January 1,2008	103,772	18,977	15,541	138,290
Premiums	3,157	2,435	3,780	9,372
Surrenders	(2,336)	(1,838)	(107)	(4,281)
Maturities/Deaths	(6,309)	(666)	(1,349)	(8,324)
Shareholders transfers post tax	(284)	—	—	(284)
Switches	(360)	360	—	—
Assumption changes (shareholder-backed business)note D2(i)	—	—	447	447
Investment-related items and other movements	(13,049)	(2,952)	(777)	(16,778)
Foreign exchange translation differences	(2,483)	2	—	(2,481)

At December 31, 2008	82,108	16,318	17,535	115,961

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

(d) Information on credit risk of debt securities

        The following table summarizes by rating the securities held by UK insurance operations as at December 31, 2008 and 2007:

	PAC with-profits sub-fund				Other funds and subsidiaries
							UK insurance operations
	Scottish Amicable Insurance Fund	Excluding Prudential Annuities Limited				Annuity and other long-term business
			Prudential Annuities Limited	Total	Unit-linked assets and liabilities		2008 Total	2007 Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
S&P—AAA	1,139	5,765	3,176	8,941	2,866	6,035	18,981	21,556
S&P—AA+ to AA-	318	1,817	1,389	3,206	423	2,065	6,012	6,173
S&P—A+ to A-	1,058	5,804	3,295	9,099	815	4,957	15,929	12,557
S&P—BBB+ to BBB-	789	3,875	919	4,794	210	1,620	7,413	5,409
S&P—Other	152	794	16	810	71	—	1,033	942

	3,456	18,055	8,795	26,850	4,385	14,677	49,368	46,637

Moody's—Aaa	111	344	89	433	9	128	681	1,021
Moody's—Aa1 to Aa	66	353	255	608	—	159	833	587
Moody's—A1 to A3	43	222	232	454	—	181	678	944
Moody's—Baa1 to Baa3	35	146	138	284	—	135	454	490
Moody's—Other	4	136	12	148	—	10	162	410

	259	1,201	726	1,927	9	613	2,808	3,452

Fitch	34	181	188	369	—	157	560	682
Other	469	2,221	2,179	4,400	15	1,251	6,135	6,409

Total debt securities	4,218	21,658	11,888	33,546	4,409	16,698	58,871	57,180

        In the table above S&P ratings have been used where available. For securities where S&P ratings are not available those produced by Moody's and then Fitch have been used as an alternative.

        Where no external ratings are available internal ratings produced by the Group's asset management operations, which are prepared on the Company's assessment of a comparable basis to external ratings, are used where possible. Of the total debt securities held at December 31, 2008 which are not externally rated, £2,325 million (2007: £2,972 million) were internally rated AAA to A-, £3,149 million (2007: £2,844 million) were internally rated BBB+ to B- and £661 million (2007: £593 million) were unrated. The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them.

        As detailed in note D2(j) below, the primary sensitivity of IFRS basis profit or loss and shareholders' equity relates to non-linked shareholder-backed business which covers other funds and subsidiaries in the table above.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

(e) Products and guarantees

        Prudential's long-term products in the UK consist of life insurance, pension products and pension annuities.

        These products are written primarily in:

  •
  One of three separate sub-funds of the PAC long-term fund, namely the with-profits sub-fund, SAIF, and the non-profit sub-fund;

  •
  Prudential Annuities Limited, which is owned by the PAC with-profits sub-fund;

  •
  Prudential Retirement Income Limited, a shareholder-owned subsidiary; or

  •
  Other shareholder-backed subsidiaries writing mainly non-profit unit-linked business.

(i) With-profits products and PAC with-profits sub-fund

        Within the balance sheet of UK insurance operations at December 31, 2008, as shown in note D2(a), there are policyholder liabilities and unallocated surplus of £72.1 billion (2007: £90.5 billion) that relate to the WPSF. These amounts include the liabilities and capital of Prudential Annuities Limited, a wholly owned subsidiary of the fund. The WPSF mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The WPSF's profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation.

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

        The WPSF held a provision of £42 million at December 31, 2008 (2007: £45 million) to honor guarantees on a small amount of guaranteed annuity products. SAIF's exposure to guaranteed annuities is described below.

        Beyond the generic guarantees described above, there are very few explicit options or guarantees such as minimum investment returns, surrender values or annuities at retirement and any granted have generally been at very low levels.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

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

        At December 31, 2008, £29.4 billion (2007: £29.5 billion) of investments relate to annuity business of PAL and PRIL. These investments are predominantly in debt securities (including retail price index-linked bonds to match retail price index-linked annuities), loans and deposits and are duration matched with the estimated duration of the liabilities they support.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

        Provision is made for the risks attaching to some SAIF unitized with-profits policies that have MVR-free dates and for those SAIF products which have a guaranteed minimum benefit on death or maturity of premiums accumulated at four per cent per annum.

        The Group's main exposure to guaranteed annuities in the UK is through SAIF and a provision of £391 million was held in SAIF at December 31, 2008 (2007: £563 million) to honor the guarantees. As SAIF is a separate sub-fund solely for the benefit of policyholders of SAIF this provision has no impact on the financial position of the Group's shareholders' equity.

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

(f) Exposure to market risk

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

(g) Process for setting assumptions and determining contract liabilities

(i) Overview

        The calculation of the contract liabilities involves the setting of assumptions for future experience. This is done following detailed review of the relevant experience including, in particular, mortality, expenses, tax, economic assumptions and where applicable, persistency.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

(iii) Annuity business

Credit risk provisions

        For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. The valuation rate that is applied includes a liquidity premium that reflects the residual element of current bond spreads over swap rates after providing for the credit risk allowance.

        The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for PRIL on the IFRS basis at December 31, 2008 based on the asset mix at that date are as follows:

	2008
	Pillar I Regulatory basis	Adjustment from regulatory to IFRS basis	IFRS
	(bps)	(bps)	(bps)
Bond spread over swap ratesnote i	323	—	323

Credit risk allowance
Long-term expected defaultsnote ii	15	—	15
Long-term credit risk premiumnote iii	11	—	11
Short-term allowance for credit risknote iv	54	(25)	29

Total credit risk allowance	80	(25)	55

Liquidity premium	243	25	268

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

        By comparison, for 2007, the weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business on the IFRS basis at December 31, 2007 based on the asset mix of the portfolio at that date were as follows:

	2007
	Pillar I Regulatory basis	Adjustment from regulatory to IFRS basis	IFRS
	(bps)	(bps)	(bps)
Bond spread over swap ratesnote i	76	—	76

Credit risk allowance
Long-term expected defaultsnote ii	13	—	13
Long-term credit risk premiumnote iii	10	(3)	7
Short-term allowance for credit risknote iv	10	(10)	—

Total credit risk allowance	33	(13)	20

Liquidity premium	43	13	56

Notes

i
Bond spread over swap rates reflect market observed data to credit spreads.

ii
Long-term expected defaults; this is derived by applying Moody's data from 1970 to 2004 uplifted by between 100 per cent (B) and 200 per cent (AAA) according to credit rating on the annuity asset portfolio. The credit rating assigned to each asset held is based on external credit rating and for this purpose the credit rating assigned to each asset held is the lowest credit rating published by Moody's, Standard and Poors and Fitch.

iii
Long-term credit risk premium; this provides compensation against the risk of potential volatility in the level of defaults and is derived by applying the 95th percentile from Moody's data from 1970 to 2004 to the annuity asset portfolio.

iv
During the second half of 2007, corporate bond spreads widened significantly and the methodology was reviewed to ensure that it still made appropriate allowance for credit risk. As a result of this review a short-term allowance for credit risk was established to allow for the concern that credit ratings applied by rating agencies to individual bonds might be over optimistic.

  The short-term allowance for credit risk assumed in the Pillar I solvency valuation has been determined as 25 per cent of the increase in corporate bond spreads (as estimated from the movements in published corporate bond indices) since December 31, 2006.

  The approach for IFRS, however, aims to establish liabilities that are closer to 'best estimate'. The very prudent Pillar I regulatory basis reflects the overriding objective of ensuring sufficient provisions and capital to ensure payments to policyholders can be made. In previous years long-term IFRS default assumptions were set mid-way between the EEV and Pillar I assumptions. At December 31, 2008, in light of the increase uncertainty surrounding future credit default experience, the IFRS long-term assumptions have been strengthened to bring them into line with the long-term Pillar I default assumptions. In addition a short-term allowance for credit risk has been established but at a lower level than allowed for in the Pillar I regulatory basis.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

Mortality

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

	PAL		PRIL
2008	Males	Females	Males	Females
In payment	102%—126% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 2.25% up to age 90, tapering to zero at age 120	84%—117% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 1.25% up to age 90, tapering to zero at age 120	97%—102% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 2.25% up to age 90, tapering to zero at age 120	88%—98% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 1.25% up to age 90, tapering to zero at age 120
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

	PAL		PRIL
2007	Males	Females	Males	Females
In payment	106%—126% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 2.25% up to age 90, tapering to zero at age 120	84%—117% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 1.25% up to age 90, tapering to zero at age 120	99%—114% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 2.25% up to age 90, tapering to zero at age 120	85%—103% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 1.25% up to age 90, tapering to zero at age 120
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

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

(h) Reinsurance

        The Group's UK insurance business cedes only minor amounts of business outside the Group. During 2008, reinsurance premiums for externally ceded business were £61 million (2007: £59 million; 2006:£58 million) and reinsurance recoverable insurance assets were £416 million (2007: £335 million) in aggregate. The gains and losses recognized in profit and loss for these contracts were immaterial.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

(i) Effect of changes in assumptions used to measure insurance assets and liabilities

2008

Mortality

        Recent mortality experience has been in line with expectations and no change is therefore required to the overall strength of mortality assumptions at December 31, 2008. However, current mortality assumptions have been rebalanced across different categories of business so that they are more closely aligned to the actual experience of each product category. The overall effect of rebalancing the assumptions between different product groups is financially neutral.

Credit risk

        In total, for 2008, the effect of changes to the allowance for credit risk and the effect of portfolio rebalancing gives rise to a charge of £23 million. For shareholder- backed annuity and lifetime mortgage business, the loss before tax includes a charge of £413 million for the additional credit risk allowance in line with the assumptions shown above in D2(g), for the annuity portfolio as a whole. Partially offsetting this is a credit of £390 million for the effect of £2.8 billion of portfolio rebalancing to more closely align with management benchmark. The credit reflects the additional yield expected after allowing for additional credit risk arising from the rebalancing.

Aggregate effect of assumptions changes

        For UK insurance operations, the effects of assumptions changes were as follows:

	2008
	With-profits sub-fund	Shareholder-backed business
	£ million	£ million
Effect of (strengthening) weakening of mortality assumptions	(60)	(4)
Modeling of management actionsnote a	421	—
(Strengthening) weakening of other assumptions	75	—

	436	(4)
Release of other margins:
Projected benefit related	10	10
Investment related:
Additional credit default margins	(369)	note b(413)
Deflation risk margins	(30)	(32)
Expense related	36	(8)

Net credit to unallocated surplus	83

Net charge to shareholder result		(447)

Notes

a
The £421 million credit for modeling of management actions relates primarily to enhancements for actions in the event of solvency distress scenarios.

b
Net of additional credit risk allowance attaching to effect of portfolio balancing described above.

c
In 2008, no changes to mortality assumptions were made or necessary.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

2007

        The 2007 results for shareholder-backed annuity business were determined after making changes to mortality assumptions with a resulting charge of £276 million and releasing excess margins in the aggregate liabilities that had previously been set aside as an indirect extra allowance for longevity related risks of £310 million as shown in the table below.

        For UK insurance operations, the 2007 results were determined after making changes to mortality assumptions for the annuity business and other assumptions for the WPSF and releasing excess margins in the aggregate liabilities that had previously been set aside as an indirect extra allowance for longevity related risks, as shown below.

	2007
	With-profits sub-fund	Shareholder-backed business
	£ million	£ million
Effect of strengthening of mortality assumptionsnote a	(435)	(276)
Modeling of management actionsnote b	(167)	—
Strengthening of other assumptionsnote c	(62)	—

	(664)	(276)
Release of other margins:
Projected benefit relatednote d	13	104
Investment related:note e
Default margins	199	48
Asset management fees	60	—
	259	48
Expense relatednotes c,f	—	68
Othernotes c,g	—	90

	272	310

Net charge to unallocated surplus	(392)

Net credit to shareholder result		34

Notes

a
The mortality assumptions have been strengthened by increasing the minimum level of future improvement rate.

b
Given the continuing strong financial position of the fund, the assumed management actions relating to with-profits business have been revised in order to better reflect the benefits to policyholders that can be supported by the fund.

c
The effects of the strengthening of other assumptions for the WPSF of £62 million is net of a release of PAL's expense reserve of £11 million and other additional margins in PAL's liabilities of £40 million.

d
The release of projected benefit related margins primarily relates to modeling improvements that have been made during 2007.

e
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

f
A release of expense reserves has been made following recent expense reductions.

g
This amount reflects the release of other additional margins in the liabilities that are no longer appropriate in light of the explicit strengthening of the mortality assumptions.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

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

        In 2006, the FSA made regulatory changes for UK regulated shareholder- backed non-participating business. These changes were confirmed in the December 2006 policy statement PS06/14.

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

(j) Sensitivity of IFRS basis profit or loss and equity to market and other risks

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

December 31, 2008

D:    Life assurance business (Continued)

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

        The level of unallocated surplus is particularly sensitive to the level of investment returns on the portion of the life fund assets that represents the surplus. The effects for 2008 and 2007 are demonstrated in note D5.

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

  •
  changes in renewal expense levels.

        A decrease in assumed mortality rates of one per cent would decrease gross profits by approximately £35 million (2007: £35 million). A decrease in credit default assumptions of five basis points would increase gross profits by £71 million (2007: £72 million). A decrease in renewal expenses (excluding asset management expenses) of five per cent would increase gross profits by £15 million (2007: £13 million). The effect on profits would be approximately symmetrical for changes in assumptions that are directionally opposite to those explained above.

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

December 31, 2008

D:    Life assurance business (Continued)

amortization in line with service provision (for the investment management component of investment contracts). By virtue of the design features of most of the contracts which provide low levels of mortality cover, the profits are relatively insensitive to changes in mortality experience.

(iv) Shareholder exposure to interest rate risk and other market risk

        By virtue of the fund structure, product features and basis of accounting described in note D2(e) and (g), the policyholder liabilities of the UK insurance operations are, except for pension annuity business, not generally exposed to interest rate risk. For pension annuity business, liabilities are exposed to fair value interest rate risk. However, the net exposure to the PAC WPSF (for PAL) and shareholders (for liabilities of PRIL and the non-profit sub-fund) is very substantially ameliorated by virtue of the close matching of assets with appropriate duration.

        The close matching by the Group of assets of appropriate duration to annuity liabilities is based on maintaining economic and regulatory capital. The measurement of liabilities under capital reporting requirements and IFRS is not the same as detailed in note D2(g)(iii), with contingency reserves and some other margins for prudence within the assumptions required under the FSA regulatory solvency basis not included for IFRS reporting purposes. As a result IFRS equity is higher than regulatory capital and therefore more sensitive to interest rate risk.

        In light of the recent market conditions, the Group has extended the range of the movements in interest rates that are reasonably possible to occur at December 31, 2008 in its interest rate sensitivity analysis. Consequently, in addition to the movement in interest rates of one per cent as applied at December 31, 2007, for 2008, the Group has also estimated the sensitivity to movement in interest rates of two per cent. The estimated sensitivity of the UK non-linked shareholder-backed business (principally pension annuities business) to a movement in interest rates of one per cent as at December 31, 2008 and 2007 and of a movement in interest rates of two per cent as at December 31, 2008 are as follows.

	2008				2007
	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%	A decrease of 1%	An increase of 1%
	£ million	£ million	£ million	£ million	£ million	£ million
Carrying value of debt securities and derivatives	4,362	1,983	(1,676)	(3,108)	1,930	(1,634)
Policyholder liabilities	(3,974)	(1,798)	1,503	2,773	(1,777)	1,467
Related deferred tax effects	(109)	(52)	48	94	(43)	47

Net sensitivity of profit after tax and shareholders' equity	279	133	(125)	(241)	110	(120)

        In addition the shareholder-backed portfolio of UK non-linked insurance operations covering liabilities and shareholders' equity includes equity securities and investment property. Similar to the sensitivity analysis to interest rate movement above, the Group has also extended the range of reasonably possible movements in the value of equity securities and investment property at December 31, 2008. In addition to the movement of 10 per cent as applied at December 31, 2007, for 2008, the Group has also estimated the sensitivity to movements of 20 and 40 per cent. Excluding any

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

second order effects on the measurement of the liabilities for future cash flow to the policyholder, a 10 per cent fall in their value at December 31, 2008 and 2007 and a 20 and 40 per cent fall in their value at December 31, 2008 would have given rise to the following effects on pre-tax profit, profit after tax, and shareholders' equity.

	2008			2007
	A decrease of 40%	A decrease of 20%	A decrease of 10%	A decrease of 10%
	£ million	£ million	£ million	£ million
Pre-tax profit	(508)	(254)	(127)	(86)
Related deferred tax effects	142	71	35	24

Net sensitivity of profit after tax and shareholders' equity	(366)	(183)	(92)	(62)

        A 10, 20 or 40 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above. The market risk sensitivities shown above reflect the impact of temporary market movements.

(k) Duration of liabilities

        With the exception of most unitized with-profits bonds and other whole of life contracts the majority of the contracts of the UK insurance operations have a contract term. However, in effect, the maturity term of contracts reflects the earlier of death, maturity, or lapsation. In addition, with-profit contract liabilities as noted in note D2(g) above include projected future bonuses based on current investment values. The actual amounts payable will vary with future investment performance of SAIF and the WPSF.

        The tables below show the carrying value of the policyholder liabilities. Separately, the Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The tables below also show the maturity profile of the cash flows used for 2008 and 2007 for that purpose for insurance contracts, as defined by IFRS, i.e. those containing significant insurance risk, and investment contracts, which do not.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

	2008
	With-profits business			Annuity business (Insurance contracts)			Other
	Insurance contracts	Investment contracts	Total	PAL	PRIL	Total	Insurance contracts	Investment contracts	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Policyholder liabilities	39,010	23,367	62,377	11,477	12,513	23,990	9,756	11,584	21,340

	%	%	%	%	%	%	%	%	%

Expected maturity:
0 to 5 years	47	26	38	30	29	29	31	32	32
5 to 10 years	26	23	25	24	23	23	23	22	23
10 to 15 years	13	19	15	18	17	18	18	18	18
15 to 20 years	7	15	10	12	13	13	12	12	12
20 to 25 years	4	11	7	8	8	8	8	7	7
Over 25 years	3	6	5	8	10	9	8	9	8

	2007
	With-profits business			Annuity business (Insurance contracts)			Other
	Insurance contracts	Investment contracts	Total	PAL	PRIL	Total	Insurance contracts	Investment contracts	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Policyholder liabilities	47,915	29,480	77,395	12,564	13,402	25,966	9,057	12,059	21,116

	%	%	%	%	%	%	%	%	%

Expected maturity:
0 to 5 years	47	25	38	32	31	32	32	31	31
5 to 10 years	27	23	26	24	23	24	23	22	23
10 to 15 years	13	19	16	18	17	17	18	20	19
15 to 20 years	7	15	10	12	12	12	12	13	12
20 to 25 years	4	11	6	7	8	7	8	6	7
Over 25 years	2	7	4	7	9	8	7	8	8

Notes

i
The cash flow projections of expected benefit payments used in the maturity profile table above are from value of in-force business and exclude the value of future new business, including vesting of internal pension contracts.

ii
Benefit payments do not reflect the pattern of bonuses and shareholder transfers in respect of the with-profits business.

iii
Investment contracts under Other comprise certain unit-linked and similar contracts accounted for under IAS 39 and IAS 18.

iv
For business with no maturity term included within the contracts, for example with-profits investment bonds such as Prudence Bond, an assumption is made as to likely duration based on prior experience.

v
The maturity tables shown above have been prepared on a discounted basis. Details of undiscounted cash flow for investment contracts are shown in note G2.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

D3:    US insurance operations

(a) Summary results and balance sheet

(i) Results and movements on shareholders' equity

	2008	2007	2006
	£ million	£ million	£ million
(Loss) profit before shareholder tax	(652)	426	451
Tax	72	(126)	(150)

(Loss) profit for the year	(580)	300	301

	2008	2007	2006
	£ million	£ million	£ million
(Loss) profit for the year	(580)	300	301
Items recognized directly in equity:
Exchange movements	785	(42)	(377)
Unrealized valuation movements on securities classified as available-for-sale:
Unrealized holding losses arising during the year	(3,197)	(231)	(208)
Less losses included in the income statement	487	(13)	7

	(2,710)	(244)	(201)
Related change in amortization of deferred income and acquisition costs	1,070	88	75
Related tax	569	54	50

Total items of income and expense recognized directly in equity	(286)	(144)	(453)

Total income and expense for the year	(866)	156	152

Transfers to Central companies	(126)	(122)	(91)

Net (decrease) increase in equity	(992)	34	(243)
Shareholders' equity at beginning of year	2,690	2,656	2,899

Shareholders' equity at end of year	1,698	2,690	2,656

        Included within the movements in shareholders' equity is a net reduction in value of Jackson's debt securities classified as 'available-for-sale' under IAS 39 of £2,710 million (2007: £244 million). This reduction reflects the effects of widening of global credit spreads partially offset by the effect of reduced risk-free interest rates and a steepening yield curve. These temporary market movements do not reflect defaults or impairments.

        With the exception of debt securities for US insurance operations classified as 'available-for-sale' under IAS 39, unrealized value movements on the Group's investments are booked within the income statement. For debt securities classified as 'available-for-sale', unless impaired, fair value movements are recorded as a movement in shareholder reserves direct to equity. Realized gains and losses, including

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

impairments, are recorded in the income statement. In 2008, Jackson recorded £497 million (2007: £35 million; 2006:£32 million) of impairment losses arising from:

	2008	2007	2006
	£ million	£ million	£ million
Residential mortgage-backed securities	167	—	—
Public fixed income	311	21	4
Other	19	14	28

	497	35	32

        Jackson's portfolio of debt securities is managed proactively with credit analysts closely monitoring and reporting on the credit quality of its holdings. Jackson continues to review its investments on a case-by-case basis to determine whether any decline in fair value represents an impairment. In addition, investment in structured securities where market prices are depressed are subject to a rigorous review of their future estimated cash flows, including expected and stress case scenarios, to identify potential shortfalls in contractual payments. Impairment charges are generally recorded on structured securities when the Company forecasts a contractual payment shortfall. The impairment loss reflects the difference between the fair value and book value.

        A portion of the impairment losses arising in 2008 arose on residential mortgage-backed securities (RMBS). The impairment testing for RMBS was determined using a cash flow modeling approach designed to estimate future principal losses on underlying collateral mortgage loans supporting the investments in the structures. Principal loss estimates were based on the current delinquency/foreclosure statistics for the underlying pools. In aggregate, the more severe the current delinquency/foreclosure statistics for an underlying pool, the higher the principal losses projected. Projected underlying losses for each collateral pool are then run through a model of the bond structure to calculate the expected future cash flows of the bond. This cash flow simulation will indicate the extent of estimated future principal losses on securitization tranches held by Jackson. In 2008, the collateral performance of these RMBS has deteriorated coupled with the deterioration of the market price of these securities.

        Note D3(d) below shows fair value of certain structured debt securities of Jackson when the markets are not active due to market illiquidity.

        In general, the debt securities of the Group's US insurance operations are purchased with the intention and the ability to hold them for the longer term. In 2008, there was a movement in the balance sheet value for debt securities classified as available-for-sale from a net unrealized loss of £136 million to a net unrealized loss of £2,897 million (2007: net unrealized gain of £110 million to a net unrealized loss of £136 million). During 2008, as a result of these factors, the gross unrealized gain in the balance sheet decreased from £303 million at December 31, 2007 to £281 million at December 31, 2008 while the gross unrealized loss increased from £439 million at December 31, 2007 to £3,178 million at December 31, 2008. Details of the securities in an unrealized loss position are shown in D3(d) below.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

        These features are included in the table shown below of the movements in the values of available-for-sale securities:

	2008	Changes in unrealized appreciation†	Foreign exchange translation	2007
	£ million	£ million	£ million	£ million
Assets fair valued at below book value
Book value	20,600			10,730
Unrealized loss	(3,178)	(2,572)	(167)	(439)

Fair value (as included in balance sheet)	17,422			10,291

Assets fair valued at or above book value
Book value	6,296			8,041
Unrealized gain	281	(138)	116	303

Fair value (as included in balance sheet)	6,577			8,344

Total
Book value	26,896			18,771
Net unrealized (loss) gain	(2,897)	(2,710)	(51)	(136)

Fair value (as included in balance sheet)*	23,999			18,635

Reflected as part of movement in shareholders' equity
Movement in unrealized appreciation	(2,710)			(244)
Exchange movements	(51)			(2)

	(2,761)			(246)

*
Debt securities for US operations as included in the balance sheet of £24,249 million (2007: £19,002 million) comprise £23,999 million (2007: £18,635 million) in respect of securities classified as 'available-for-sale' and £250 million (2007: £367 million) for securities of consolidated investment funds classified as 'fair value through profit and loss'.

†
Translated at the closing rate of US$1.44: £1

        Included within the movement in unrealized losses for the debt securities of Jackson of £2,572 million (2007: £183 million) as shown above was a value reduction of £134 million (2007: £55 million) relating to the sub-prime and Alt-A securities as referred to in section B4.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

(ii) Balance sheet

	Variable annuity separate account assets and liabilities note i		US insurance operations
		Fixed annuity, GIC and other business note i
			2008 Total	2007 Total
	£ million	£ million	£ million	£ million
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangible assets	—	3,962	3,962	1,928

Total	—	3,962	3,962	1,928

Deferred tax assets	—	1,969	1,969	657
Other non-investment and non-cash assets	—	1,819	1,819	994
Investments of long-term business and other operations:
Investment properties	—	13	13	8
Financial investments:
Loansnote ii	—	5,121	5,121	3,258
Equity securities and portfolio holdings in unit trusts	14,538	604	15,142	15,507
Debt securitiesD3d	—	24,249	24,249	19,002
Other investmentsnote iii	—	1,256	1,256	762
Deposits	—	390	390	258

Total investments	14,538	31,633	46,171	38,795

Cash and cash equivalents	—	246	246	169

Total assets	14,538	39,629	54,167	42,543

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

	Variable annuity separate account assets and liabilities note i		US insurance operations
		Fixed annuity, GIC and other business note i
			2008 Total	2007 Total
	£ million	£ million	£ million	£ million
Equity and liabilities
Equity
Shareholders' equity	—	1,698	1,698	2,690
Minority interests	—	—	—	1

Total equity	—	1,698	1,698	2,691

Liabilities
Policyholder liabilities:note iv
Insurance contract liabilities	14,538	27,938	42,476	32,926
Investment contract liabilities without discretionary participation features (GIC and annuity certain)	—	2,885	2,885	1,922

Total	14,538	30,823	45,361	34,848

Core structural borrowings of shareholder-financed operations	—	173	173	125
Operational borrowings attributable to shareholder-financed operations	—	511	511	591
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	—	3,321	3,321	2,721
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	—	88	88	65
Deferred tax liabilities	—	1,337	1,337	639
Other creditors	—	529	529	333
Provisions	—	23	23	19
Derivative liabilities	—	863	863	158
Other liabilities	—	263	263	353

Total	—	6,424	6,424	4,288

Total liabilities	14,538	37,931	52,469	39,852

Total equity and liabilities	14,538	39,629	54,167	42,543

Notes

i
Assets and liabilities attaching to variable annuity business that are not held in the separate account are shown within other business.

ii
Loans

The loans of Jackson of £5,121 million (2007: £3,258 million) comprise mortgage loans of £4,534 million (2007: £2,841 million) and policy loans of £587 million (2007: £417 million). All of the mortgage loans are commercial mortgage

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

  loans which are collateralized by properties. The property types are mainly industrial, multi-family residential, suburban office, retail and hotel.

  Jackson's mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans.

  The policy loans are fully secured by individual life insurance policies or annuity policies. These loans are accounted for at amortized cost, less any impairment.

iii
Other investments comprise:

	2008	2007
	£ million	£ million
Derivative assetsnote G3	675	390
Partnerships in investment pools and other	581	372

	1,256	762

  Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interest in the PPM America Private Equity Fund and diversified investments in 157 (2007: 164) other partnerships by independent money managers that generally invest in various equities and fixed income loans and securities.

iv
Summary policyholder liabilities (net of reinsurance) and reserves at December 31, 2008

  The policyholder liabilities, net of reinsurers' share of £800 million (2007: £436 million), reflect balances in respect of the following:

	2008	2007
	£ million	£ million
Policy reserves and liabilities on non-linked business:
Reserves for future policyholder benefits and claims payable	2,518	916
Deposits on investment contracts (as defined under US GAAP)	24,962	16,784
Guaranteed investment contracts	2,543	1,685
Unit-linked (variable annuity) business	14,538	15,027

	44,561	34,412

  In addition to the policyholder liabilities above, Jackson has entered into a programme of funding arrangements under contracts which, in substance, are almost identical to GICs. The liabilities under these funding arrangements totaled £3,233 million (2007: £2,607 million) and are included in 'other non-insurance liabilities' in the balance sheet above.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

(b) Reconciliation of movement in investments

        A reconciliation of the total investments of US insurance operations from the beginning of the year to the end of the year is as follows:

	Variable annuity separate account assets and liabilities	Fixed annuity, GIC and other business	US insurance operations Total
	£ million	£ million	£ million
At January 1, 2007
Total investments	11,367	24,762	36,129
Less: Derivative liabilities	—	(92)	(92)

Directly held investments, net of derivative liabilities	11,367	24,670	36,037
Net cash inflow (outflow) from operating activities	3,227	(615)	2,612
Realized gains (losses) in the year	—	(47)	(47)
Unrealized gains (losses) in the year	620	16	636
Foreign exchange translation differences	(187)	(414)	(601)

Movement in the year of directly held investments, net of derivative liabilities	3,660	(1,060)	2,600
At December 31, 2007/January 1, 2008
Total investments	15,027	23,768	38,795
Less: Derivative liabilitiesnote G3	—	(158)	(158)

Directly held investments, net of derivative liabilities	15,027	23,610	38,637
Net cash inflow from operating activities	1,363	1,499	2,862
Realized gains (losses) in the year	—	(385)	(385)
Unrealized gains (losses) in the year	(5,924)	(2,901)	(8,825)
Foreign exchange translation differences	4,072	8,947	13,019

Movement in the year of directly held investments, net of derivative liabilities	(489)	7,160	6,671
At December 31, 2008
Total investments	14,538	31,633	46,171
Less: Derivative liabilitiesnote G3	—	(863)	(863)

Directly held investments, net of derivative liabilities	14,538	30,770	45,308

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

(c) Reconciliation of movement in policyholder liabilities

        A reconciliation of the total policyholder liabilities of US insurance operations from the beginning of the year to the end of the year is as follows:

	Variable annuity separate account liabilities	Fixed annuity, GIC and other business	US insurance operations Total
	£ million	£ million	£ million
At January 1, 2007	11,367	20,379	31,746
Premiums	3,970	2,382	6,352
Surrenders	(960)	(2,516)	(3,476)
Maturities/Deaths	(92)	(398)	(490)
Investment-related items and other movements	914	311	1,225
Foreign exchange translation differences	(172)	(337)	(509)

At December 31, 2007/January 1, 2008	15,027	19,821	34,848

Premiums	2,637	4,091	6,728
Surrenders	(1,053)	(2,799)	(3,852)
Maturities/Deaths	(161)	(403)	(564)
Investment-related items and other movements	(6,288)	1,736	(4,552)
Foreign exchange translation differences	4,376	8,377	12,753

At December 31, 2008	14,538	30,823	45,361

        The positive investment-related and other movement during 2008 within fixed annuity, GIC and other business principally represents interest credited to the policyholder account and increases in reserves for variable annuity guarantees. Variable annuity separate account liabilities are mainly impacted by market movements.

(d) Information on credit risks of debt securities

Summary	2008 Carrying value	2007 Carrying value
	£ million	£ million
Corporate security and commercial loans:
Publicly traded and SEC Rule 144A traded	13,198	10,345
Non-SEC Rule 144A traded	3,273	2,613

	16,471	12,958
Residential mortgage-backed securities	4,509	3,177
Commercial mortgage-backed securities	1,869	1,532
Other debt securities	1,400	1,335

Total debt securities	24,249	19,002

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

i Credit quality

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

        The following table shows the quality of publicly traded and SEC Rule 144A traded debt securities held by the US operations as at December 31, 2008 and 2007 by NAIC classifications:

	2008 Carrying value		2007 Carrying value
	£ million	% of total	£ million	% of total
NAIC designation:
1	5,380	41	4,338	42
2	6,849	52	5,194	50
3	690	5	542	5
4	200	1	231	2
5	75	1	40	1
6	4	—	—	—

	13,198	100	10,345	100

        The following table shows the quality of the non-SEC Rule 144A traded private placement portfolio by NAIC classifications:

	2008 Carrying value		2007 Carrying value
	£ million	% of total	£ million	% of total
NAIC designation:
1	1,268	39	1,011	39
2	1,655	50	1,351	52
3	285	9	206	8
4	54	2	45	1
5	11	0	—	—

	3,273	100	2,613	100

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

        The following table shows the quality of residential and commercial mortgage-backed securities:

	2008 Carrying value	2007 Carrying value
	£ million (unless otherwise stated)	£ million (unless otherwise stated)
Residential mortgage-backed securities (included within debt securities)
Total residential mortgage-backed securities	4,509	3,177
Residential mortgage-backed securities rated AAA or equivalent by a nationally recognized statistical ratings organization (including Standard & Poor's, Moody's and Fitch):
Amount	3,754	2,724
Percentage of total	83.3%	85.7%
Residential mortgage-backed securities rated NAIC 1:
Amount	4,241	3,170
Percentage of total	94.1%	99.8%
Commercial mortgage-backed securities (included within debt securities)
Total commercial mortgage-backed securities	1,869	1,532
Commercial mortgage-backed securities rated AAA or equivalent by a nationally recognized statistical ratings organization (including Standard & Poor's, Moody's and Fitch):
Amount	1,586	1,264
Percentage of total	84.9%	82.5%
Commercial mortgage-backed securities rated NAIC 1:
Amount	1,815	1,462
Percentage of total	97.1%	95.4%

        Included within other debt securities of £1,400 million (2007: £1,335 million) in the summary shown above are £893 million (2007: £706 million) of asset-backed securities held directly by Jackson, of which £663 million (2007: £579 million) were NAIC designation 1 and £159 million (2007: £127 million) NAIC designation 2. In addition, other debt securities includes £257 million (2007: £316 million) in respect of securities held by the Piedmont trust entity and £250 million (2007: £313 million) from the consolidation of investment funds managed by PPM America.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

        In addition to the ratings disclosed above, the following table summarizes by rating the debt securities held by US insurance operations as at December 31, 2008 using Standard and Poor's (S&P), Moody's and Fitch ratings:

	2008 Carrying value	2007 Carrying value
	£ million	£ million
S&P—AAA	5,321	3,896
S&P—AA+ to AA-	853	1,187
S&P—A+ to A-	5,244	3,657
S&P—BBB+ to BBB-	7,077	5,415
S&P—Other	1,321	1,113

	19,816	15,268

Moody's—Aaa	458	549
Moody's—Aa1 to Aa3	100	118
Moody's—A1 to A3	111	47
Moody's—Baa1 to Baa3	100	79
Moody's—Other	95	78

	864	871

Fitch	464	380
Other	3,105	2,483

Total debt securities	24,249	19,002

        In the table above, S&P ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative.

        The amounts within Other which are not rated by S&P, Moody's or Fitch have the following NAIC classifications:

	2008 £m	2007 £m
	£ million	£ million
NAIC 1	1,334	1,079
NAIC 2	1,650	1,311
NAIC 3-6	121	93

	3,105	2,483

ii Determining the fair value of debt securities when the markets are not active

        Under IAS 39, unless categorized as 'held to maturity' debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities are in inactive markets, IAS 39 requires that valuation techniques be applied. Included in debt securities are debt securities with

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

a fair value of £24,246 million (2007: £18,996 million) which are not quoted on active markets and for which fair value is determined using internal valuation techniques, or is provided by brokers or pricing services, where the specific securities have been valued using valuation techniques by these third-party providers. Jackson selects the source of pricing and/or the valuation technique with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. Jackson performs quantitative and qualitative analysis of prices received from third-parties e.g. independent brokers or pricing services to consider whether these prices represent fair value, particularly when the markets are not active for the securities concerned.

        Debt securities of US insurance operations valued using internally derived valuation techniques in 2008 include certain asset-backed securities which had previously been valued using prices provided by a pricing service or brokers in the context of active markets. The use of such pricing sources has historically generated reliable fair values for these assets. The current market dislocations have caused a reassessment of the valuation process for these asset-backed securities. In particular, beginning at the end of the third quarter of 2008, the external prices obtained for certain asset-backed securities were deemed to be inappropriate in the current market conditions.

        For the valuations at December 31, 2008, Jackson has therefore utilized internal valuation models, provided by PPM America, to derive fair values of all non agency residential mortgage-backed securities and asset-backed securities and certain commercial mortgage-backed securities. The use of internal valuation models has resulted in a fair value of these securities that was higher than those provided from pricing services and brokers of £760 million on a total amortized cost of £3.5 billion.

        See note G1 for further details on the fair value measurement using valuation techniques when the markets are not active.

iii Sub-prime, Alt-A and CDO funds exposures

        Included within the debt securities of Jackson at December 31, 2008 are exposures to sub-prime and Alt-A mortgages and CDO funds as follows:

	2008 Carrying value	2007 Carrying value
	£ million	£ million
Sub-prime mortgages (91% S&P rated AAA, 3% AA (2007: 100% S&P rated AAA))	291	237
Alt-A mortgages (60% AAA, 15% AA (2007: 77% AAA, 17% AA))	646	660

	937	897
CDO funds*	320	260

	1,257	1,157

*
Including Group's economic interest in Piedmont and other consolidated CDO portfolios.

        Jackson defines its exposure to sub-prime mortgages as investments in residential mortgage-backed securities in which the underlying borrowers have a US Fair Isaac Credit Organization (FICO) credit score

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

of 659 or lower. With an average FICO score of 610-620, Jackson's sub-prime collateral could be categorized as 'near prime' with a score close to a prime score of 660.

iv Debt securities classified as available-for-sale in an unrealized loss position

        Debt securities above are shown net of cumulative impairment losses on retained securities of £846 million (2007: £246 million).

        The unrealized losses in the US insurance operations balance sheet on unimpaired securities are £(3,178) million (2007: £(439) million). This reflects assets with fair market value and book value of £17,422 million (2007: £10,291 million) and £20,600 million (2007: £10,730 million) respectively.

        The following table shows the fair value of the debt securities in a gross unrealized loss position for various percentages of book value and by maturity of security at December 31, 2008:

	2008		2007
Fair value of securities as a percentage of book value	Fair value	Unrealized loss	Fair value	Unrealized loss
	£ million	£ million	£ million	£ million
Between 90% and 100%	8,757	(431)	9,370	(274)
Between 80% and 90%	4,581	(809)	784	(122)
Below 80%	4,084	(1,938)	137	(43)

	17,422	(3,178)	10,291	(439)

By maturity of security	2008 Unrealized loss	2007 Unrealized loss
	£ million	£ million
Less than 1 year	(21)	(1)
1 to 5 years	(537)	(54)
5 to 10 years	(1,236)	(164)
More than 10 years	(395)	(60)
Mortgage-backed securities	(989)	(160)

Total	(3,178)	(439)

        As shown in the table above, £1,938 million of the £3,178 million of gross unrealized losses at December 31, 2008 related to securities whose fair value were below 80 per cent of the book value.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

The analysis of the £1,938 million, by category of debt securities and by age analysis indicating the length of time for which their fair value was below 80 per cent of the book value, are as follows:

	2008		2007
Category analysis	Fair value	Unrealized loss	Fair value	Unrealized loss
	£ million	£ million	£ million	£ million
Residential mortgage-backed securities
Prime	287	(115)	2	(1)
Alt-A	144	(127)	27	(10)
Sub-prime	48	(39)	—	—

	479	(281)	29	(11)
Commercial mortgage-backed securities	198	(86)	4	(1)
Other asset-backed securities	811	(375)	4	(1)

Total structured securities	1,488	(742)	37	(13)

Corporates	2,596	(1,196)	100	(30)

Total	4,084	(1,938)	137	(43)

	2008		2007
Age analysis	Fair value	Unrealized loss	Fair value	Unrealized loss
	£ million	£ million	£ million	£ million
Less than 3 months	3,118	(1,364)	137	(43)
3 months to 6 months	696	(403)	—	—
More than 6 months	270	(171)	—	—

	4,084	(1,938)	137	(43)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

        The following table shows the aged analysis for all the unrealized losses in the portfolio by reference to the length of time the securities have been in an unrealized loss position:

	2008			2007
Aged analysis of unrealized losses for the periods indicated	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Less than 6 months	(108)	(362)	(470)	(9)	(58)	(67)
6 months to 1 year	(125)	(1,164)	(1,289)	(21)	(115)	(136)
1 year to 2 years	(154)	(622)	(776)	(2)	(21)	(23)
2 years to 3 years	(15)	(91)	(106)	(34)	(140)	(174)
3 years to 4 years	(56)	(418)	(474)	(1)	(8)	(9)
4 years to 5 years	(5)	(31)	(36)	—	(27)	(27)
5 years to 6 years	—	(27)	(27)	—	—	—
6 years to 7 years	—	—	—	(1)	(2)	(3)

	(463)	(2,715)	(3,178)	(68)	(371)	(439)

        Included within the table above are amounts relating to sub-prime and Alt-A securities of:

	2008		2007
Fair value of securities as a percentage of book value	Fair value	Unrealized loss	Fair value	Unrealized loss
	£ million	£ million	£ million	£ million
Between 90% and 100%	479	(27)	572	(24)
Between 80% and 90%	120	(19)	132	(22)
Below 80%	192	(166)	28	(10)

	791	(212)	732	(56)

        Sub-prime and Alt-A securities with unrealized losses of £91 million (2007: £37 million) in the balance sheet at December 31, 2008 have been in an unrealized loss position for less than one year with the remaining securities with unrealized losses of £121 million (2007: £19 million) being in an unrealized loss position for more than one year.

(e) Products and guarantees

        Jackson provides long-term savings and retirement products to retail and institutional customers throughout the US. Jackson offers fixed annuities (interest-sensitive, fixed indexed and immediate annuities), variable annuities (VA), life insurance and institutional products.

(i) Fixed annuities

Interest-sensitive annuities

        At December 31, 2008, interest-sensitive fixed annuities accounted for 29 per cent (2007: 25 per cent) of policy and contract liabilities of Jackson. Interest-sensitive fixed annuities are primarily deferred

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

annuity products that are used for retirement planning and for providing income in retirement. They permit tax-deferred accumulation of funds and flexible payout options.

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

        The policy provides that at Jackson's discretion it may reset the interest rate, subject to a guaranteed minimum. The minimum guarantee varies from 1.5 per cent to 5.5 per cent (2007: 1.5 per cent to 5.5 per cent) depending on the jurisdiction of issue and the date of issue, with 83 per cent (2007: 80 per cent) of the fund at three per cent or less. The average guarantee rate is 3.1 per cent (2007: 3.1 per cent).

        Approximately 34 per cent (2007: 30 per cent) of the interest-sensitive fixed annuities Jackson wrote in 2008 provide for a market value adjustment, that could be positive or negative, on surrenders in the surrender period of the policy. This formula-based adjustment approximates the change in value that assets supporting the product would realize as interest rates move up or down. The minimum guaranteed rate is not affected by this adjustment.

Fixed indexed annuities

        Fixed indexed annuities accounted for eight per cent (2007: seven per cent) of Jackson's policy and contract liabilities at December 31, 2008. Fixed indexed annuities vary in structure, but generally are deferred annuities that enable policyholders to obtain a portion of an equity-linked return (based on participation rates and caps) but provide a guaranteed minimum return. These guaranteed minimum rates are generally set at three per cent.

        Jackson hedges the equity return risk on fixed indexed products using futures and options linked to the relevant index. The cost of these hedges is taken into account in setting the index participation rates or caps. Jackson bears the investment and surrender risk on these products.

Immediate annuities

        At December 31, 2008, immediate annuities accounted for two per cent (2007: two per cent) of Jackson's policy and contract liabilities. Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period of years and/or the life of the policyholder. If the term is for the life of the policyholder, then Jackson's primary risk is mortality risk. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and is guaranteed for the term of the annuity.

(ii) Variable annuities

        At December 31, 2008, VAs accounted for 39 per cent (2007: 45 per cent) of Jackson's policy and contract liabilities. VAs are deferred annuities that have the same tax advantages and payout options as interest-sensitive and fixed indexed annuities.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

        The primary differences between VAs and interest-sensitive or fixed indexed annuities are investment risk and return. If a policyholder chooses a VA, the rate of return depends upon the performance of the selected fund portfolio. Policyholders may allocate their investment to either the fixed or variable account. Investment risk on the variable account is borne by the policyholder, while investment risk on the fixed account is borne by Jackson through guaranteed minimum fixed rates of return. At December 31, 2008, approximately 18 per cent (2007: approximately nine per cent) of VA funds were in fixed accounts.

        Jackson issues VA contracts where it contractually guarantees to the contractholder either a) return of no less than total deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death (guaranteed minimum death benefit (GMDB)), annuitization (guaranteed minimum income benefit (GMIB)), or at specified dates during the accumulation period (guaranteed minimum withdrawal benefit (GMWB)) and guaranteed minimum accumulation benefit (GMAB). Jackson hedges these risks using equity options and futures contracts as described in note D3(f). The GMIB is reinsured.

(iii) Life insurance

        Jackson's life insurance products accounted for 10 per cent (2007: nine per cent) of Jackson's policy and contract liabilities at December 31, 2008. The products offered include variable universal life insurance, term life insurance and interest-sensitive life insurance.

(iv) Institutional products

        Jackson's institutional products consist of GICs, funding agreements (including agreements issued in conjunction with Jackson's participation in the US Federal Home Loan Bank program) and medium-term note funding agreements. At December 31, 2008, institutional products accounted for 12 per cent of policy and contract liabilities (2007: 12 per cent). Under a traditional GIC, the policyholder makes a lump sum deposit. The interest rate paid is fixed and established when the contract is issued. If deposited funds are withdrawn earlier than the specified term of the contract, an adjustment is made that approximates a market value adjustment.

        Under a funding agreement, the policyholder either makes a lump sum deposit or makes specified periodic deposits. Jackson agrees to pay a rate of interest, which may be fixed but which is usually a floating short-term interest rate linked to an external index. The average term of the funding arrangements is one to two years. Funding agreements terminable by the policyholder with less than 90 days' notice account for one per cent (2007: less than one per cent) of total policyholder reserves.

        Medium-term note funding agreements are generally issued to support trust instruments issued on non-US exchanges or to qualified investors (as defined by SEC Rule 144A). Through the funding agreements, Jackson agrees to pay a rate of interest, which may be fixed or floating, to the holders of the trust instruments.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

(f) Exposure to market risk and risk management

        Jackson's main exposures are to market risk through its exposure to interest rate risk and equity risk. Approximately 90 per cent (2007: 90 per cent) of its general account investments support interest-sensitive and fixed indexed annuities, life business and surplus and 10 per cent (2007: 10 per cent) support institutional business. All of these types of business contain considerable interest rate guarantee features and, consequently, require that the assets that support them are primarily fixed income or fixed maturity.

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

  Prudential is also exposed to the following risks in the US arising from equity market movements:

  •
  The risk of loss related to the incidence of benefits related to guarantees issued in conjunction with its VA contracts;

  •
  the risk of loss related to meeting contractual accumulation requirements in FIA contracts; and

  •
  the risk that the hedge program is not effective in mitigation of periodic accounting risk.

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

        Value movements on the derivatives are reported within the income statement The types of derivatives used by Jackson and their purpose are as follows:

  •
  Interest rate swaps generally involve the exchange of fixed and floating payments over the life of the agreement without an exchange of the underlying principal amount. These agreements are used for hedging purposes;

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

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

        Note D3(j) parts (iii) and (iv) show the sensitivities of Jackson's results through its exposure to equity risk and interest rate risk.

(g) Process for setting assumptions and determining contract liabilities

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

December 31, 2008

D:    Life assurance business (Continued)

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

        The GMDB liability is determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the life of the contract based on total expected assessments. At December 31, 2008, the GMDB liability was valued using a series of deterministic investment performance scenarios, a mean investment return of 8.4 per cent (2007: 8.4 per cent) and assumptions for lapse, mortality and expense that are the same as those used in amortizing the capitalized acquisition costs.

        The direct GMIB liability is determined by estimating the expected value of the annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments.

        The assumptions used for calculating the direct GMIB liability at December 31, 2008 and 2007 are consistent with those used for calculating the GMDB liability.

        Jackson regularly evaluates estimates used and adjusts the additional GMDB and GMIB liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

        GMIB benefits are essentially fully reinsured, subject to annual claim limits. As this reinsurance benefit is net settled, it is considered to be a derivative under IAS 39 and is, therefore, recognized at fair value with the change in fair value included in the income statement.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

        Most GMWB features are considered to be embedded derivatives under IAS 39. Therefore, provisions for these benefits are recognized at fair value, with the change in fair value included in profit after tax. Certain GMWB features guarantee payments over a lifetime and, therefore, include mortality risk. Provisions for these GMWB amounts are valued consistent with the GMDB valuation method discussed above.

        For periods prior to 2008, the fair values of Jackson's GMWB reserves and GMIB reinsurance were calculated based on actuarial and capital market assumptions related to projected cash flows, including benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning policyholder behavior such as lapses, fund selection, resets and withdrawal utilization. Because of the dynamic and complex nature of these cash flows, best estimate assumptions and a stochastic process involving the generation of thousands of scenarios that assume risk neutral returns consistent with swap rates and incorporating implied volatility data and evaluations of historical volatilities for various indices were used. Estimating these cash flows involved numerous estimates and subjective judgements including those regarding expected market rates of return, market volatility, correlations of market index returns to funds, fund performance, discount rates, utilization of the benefit by policyholders under varying conditions and policyholder lapsation.

        At each valuation date, Jackson assumed expected returns based on risk-adjusted spot rates as represented by the LIBOR forward curve as of that date and market volatility as determined with reference to implied volatility and evaluations of historical volatilities for various indices. The risk-adjusted spot rates as represented by the LIBOR spot curve as of the valuation date were used to determine the present value of expected future cash flows produced in the stochastic process. As GMWB obligations are relatively new in the marketplace, actual policyholder behavior experience is limited. As a result, estimates of future policyholder behavior are subjective and based on internal and external data. As markets change, mature and evolve and actual policyholder behavior emerges, management continually evaluates the appropriateness of its assumptions for this component of the fair value model.

        Effective January 1, 2008, Jackson re-evaluated certain assumptions used in the calculation of the reserves related to GMWB and GMIB reinsurance. As a result, Jackson now bases its volatility assumptions solely on implied market volatility with no reference to historical volatility levels and explicitly incorporates Jackson's own credit risk in place of the risk-adjusted rates referenced above. Volatility assumptions are now based on a weighting of available market data on implied volatility for durations up to 12 years, at which point the projected volatility is held constant. Non-performance risk is incorporated into the calculation through the use of interest rates sourced from an AA corporate credit curve. Other risk margins, particularly for market illiquidity and policyholder behavior are also incorporated into the model through the use of explicitly conservative assumptions. On a periodic basis, Jackson rationalizes the resulting fair values based on comparisons to other models and market movements.

        With the exception of the GMDB, GMIB, GMWB and GMAB features of VA contracts, the financial guarantee features of Jackson's contracts are in most circumstances not explicitly valued, but the impact of any interest guarantees would be reflected as they are earned in the current account value (i.e. the US GAAP liability).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

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

(h) Reinsurance

        The principal reinsurance ceded by Jackson outside the Group is on term life insurance, direct and assumed accident and health business and GMIB variable annuity guarantees. In 2008, the premiums for such ceded business amounted to £68 million (2007: £60 million; 2006:£66 million). Net commissions received on ceded business and claims incurred ceded to external reinsurers totaled £10 million and £49 million, respectively, during 2008 (2007: £10 million and £47 million respectively; 2006: £12 million and £53 million respectively). There were no deferred gains or losses on reinsurance contracts in either 2008, 2007 or 2006. The reinsurance asset for business ceded outside the Group was £800 million (2007: £436 million).

(i) Assumptions used to measure insurance assets and liabilities

2008

(a) Measurement basis for embedded derivatives of variable annuity business

        There were no changes of assumptions that had a material effect on the Jackson results. However, there has been a significant change of estimation technique for two aspects of the basis of measuring 'embedded derivatives' for Guaranteed Minimum Withdrawal Benefit (GMWB) features of Jackson's variable annuity products and the reinsurance of the Guaranteed Minimum Income Benefit (GMIB). The two aspects are for the application of:

i
Implied current equity volatility levels rather than historic long-term average levels, which had been applied previously, and

ii
The reference basis for determining the discount rate to apply to future cash flows in the projection of the effect of the guarantees.

        The change is to apply AA corporate bond rates based off appropriate Merrill Lynch indices, rather than LIBOR based swap rates that, in 2008, had become both anomalously low and distorted by comparison to US Treasury bond curve rates. In broad terms, corporate AA rates were approximately

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

400 basis points higher than the LIBOR based swap rates at the end of 2008. Similarly, at the beginning of 2008 corporate AA rates were approximately 100 basis points higher than the LIBOR based swap rate.

        The effect of the change in respect of equity volatility is to increase the total loss for 2008 for Jackson by £126 million. The effect of the change for the reference basis for discounting is to reduce the total loss by £173 million.

(b) Deferred acquisition costs

Income statement—amortization for variable annuity business

        Under IFRS 4, the Group applies US GAAP to the insurance assets and liabilities of Jackson. Under the US GAAP standard FAS 97, acquisition costs for Jackson's fixed and variable annuity business are deferred and then amortized in line with the expected emergence of margins. The amortization profile is dependant on assumptions which, for variable annuity business, the key assumption is the expected level of equity market returns. For 2008 and recent previous years a rate of 8.4 per cent has been applied using, as is industry practice, a mean reversion methodology.

        The mean reversion methodology is applied with the objective of adjusting the amortization of deferred acquisition costs that would otherwise be highly volatile for the fact that the expected level of future gross profits fluctuates for altered variable annuity asset values arising from changes in equity market levels at the end of each reporting period.

        The mean reversion methodology achieves this objective by dynamic adjustment to the level of expectations of short-term future investment returns. Under the methodology the projected returns for the next five years are, for the purposes of determining the amortization profile, set so that normally combined with the actual returns for the current and preceding two years the average rate of return is 8.4 per cent. The mean reversion methodology does, however, include a cap of 15 per cent per annum on the project return for each of the next five years. For 2008 this capping effect applied to restrict the projected returns below the rate of approximately 20 per cent per annum level that would have otherwise applied. Projected returns after the next five years are set at 8.4 per cent.

        In 2008, US equity market indices fell by some 38.5 per cent. If there had been no mean reversion methodology in place there would have been an increased amortization charge of approximately £250 million.

        However, as noted above, the mean reversion methodology allows for a substantial, but not complete, recovery of the lost fund value. As a result, DAC amortization, reflected in the 2008 results after incorporating the mean reversion has instead increased by some £140 million, of which £40 million arises due to the capping feature.

Statement of changes in equity—'shadow DAC adjustments'

        Consequent upon the negative unrealized valuation movement in 2008 of £(2,710) million (2007: £(244) million) there is a credit of £1,070 million (2007: £88 million) for altered 'shadow' amortization booked within the statement of changes in equity. These adjustments reflect the changes to the pattern of reported gross profits that would have happened if the assets had been sold, crystallizing the loss,

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

and the proceeds reinvested at correspondingly higher current yields. In the event of further unrealized losses, this dynamic would be constrained under two circumstances. Firstly, the DAC asset would not be written up any further beyond the original deferral plus a provision for interest accrual on the asset. Secondly, and more generally, the write up of DAC would be constrained if not supported by expectations of future profitability.

2007

        The profit after tax for US insurance operations for 2007 has been determined after taking account of several changes of assumptions during the year. Generally, assumptions were modified in 2007 to conform to more recent experience. These changes included revisions to the assumptions regarding mortality rates, resulting in an increase in pre-tax profits of £14 million, and utilization of free partial withdrawal options, resulting in a decrease to pre-tax profits of £4 million. In addition, several smaller changes relating to lapse rates and other assumptions resulted in a decrease of £2 million in pre-tax profits. Combined with other minor modifications, the resulting net impact of all changes during the year was an increase in pre-tax profits of £8 million.

2006

        The profit after tax for US for 2006 has been determined after taking account of several changes of assumptions during the year. Generally, assumptions were modified in 2006 to conform to more recent experience. These changes included revisions to the assumptions regarding utilization of free partial withdrawal options, resulting in a decrease in Deferred Acquisition Costs (DAC) of £12 million. In addition, several smaller changes relating to lapse rates, mortality rates and other assumptions resulted in an increase of £6 million in DAC. Combined with other minor modifications, the resulting net impact of all changes during the year was a decrease in pre-tax profits of £7 million.

(j) Sensitivity of IFRS basis profit and equity to market and other risks

(i) Currency fluctuations

        Consistent with the Group's accounting policies, the profits of the Group's US operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2008, the rates were US$1.85 (2007: US$2.00) and US$1.44 (2007: US$1.99) to £1 sterling, respectively. A 10 per cent increase or decrease in these rates would reduce or increase profit before tax attributable to shareholders, profit for the year and shareholders' equity attributable to US insurance operations respectively as follows:

	A 10% increase in exchange rates		A 10% decrease in exchange rates
	2008	2007	2008	2007
	£ million	£ million	£ million	£ million
(Loss) profit before tax attributable to shareholders	59	(39)	(72)	48
(Loss) profit for the year	51	(29)	(62)	35
Shareholders' equity attributable to US insurance operations	(158)	(242)	193	296

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

        The opposite effect of a 10 per cent increase and decrease of exchange rates on (loss) profit for 2008 compared to 2007 is due to a loss before and after tax for 2008 compared to a profit before and after tax for 2007.

(ii) Other sensitivities

        The principal determinants of variations in profit after tax are:

  •
  Growth in the size of assets under management covering the liabilities for the contracts in force;

  •
  incidence of guarantees and the effectiveness of the related hedge program;

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

        A detailed analysis of actual experience is measured by internally developed mortality and persistency studies. For variable annuity business, the key assumption is the expected long-term level of equity market returns, which for 2008, 2007 and 2006 was 8.4 per cent per annum implemented using a mean reversion methodology. These returns affect the level of future expected profits through their effects on the fee income and the required level of provision for guaranteed minimum death benefit claims. The mean reversion methodology dampens the impact of equity market movements during a particular year, but does not fully eliminate the effects of movements in the equity markets.

        In addition, the mean reversion methodology includes both a cap and a floor that determine the maximum impact that the methodology may have. Due to the significant market movements during 2008, Jackson exceeded the cap on future equity market returns, resulting in a higher level of DAC amortization than would have been recognized had the cap not been met.

  •
  Variations in fees and other income, offset by variations in market value adjustment payments and, where necessary, strengthening of liabilities.

        Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and GMDB reserves, the profits of Jackson are relatively insensitive to changes in insurance risk.

(iii) Exposure to equity risk

        As noted in note D3(f), Jackson is exposed to equity risk through the options embedded in the fixed indexed liabilities and GMDB and GMWB guarantees included in certain VA benefits. This risk is

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

managed using a comprehensive equity hedging program to minimize the risk of a significant economic impact as a result of increases or decreases in equity market levels while taking advantage of naturally offsetting exposures in Jackson's operations. Jackson purchases external futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling separate account fees.

        As a result of this hedging program, if the equity markets were to increase, Jackson's free-standing derivatives would decrease in value. However, over time, this movement would be broadly offset by increased separate account fees and reserve decreases, net of the related changes to amortization of deferred acquisition costs. Due to the nature of the free-standing and embedded derivatives, this hedge, while highly effective on an economic basis, may not completely mute the immediate impact of the market movements as the free-standing derivatives reset immediately while the hedged liabilities reset more slowly (see note D3(g) for further details on the valuation of the guarantees) and fees are recognized prospectively.

        At December 31, 2008 based on the hedges in place at that time, it is estimated that an immediate decrease in the equity markets of 10 per cent would result in an accounting charge, net of related DAC amortization, before tax of up to £20 million, excluding the impact on future separate account fees. After related deferred tax there would have been an estimated reduction in shareholders' equity at December 31, 2008 of up to £15 million. An immediate decrease in the equity markets of 20 and 40 per cent would result in an accounting charge, net of related DAC amortization, before tax of up to £40 million and £ 90 million respectively, excluding the impact on future separate account fees. After related deferred tax there would have been an estimated reduction in shareholders' equity at December 31, 2008 of up to £30 million and £60 million respectively. Since the year-end we have implemented additional equity hedging to reduce the exposure to further falls in the level of the S&P index.

        An immediate increase in the equity markets of the percentages above would result in an approximately equal and opposite estimated effect on profit and shareholders' equity. At December 31, 2007, it was estimated that an immediate decrease in the equity markets at 10 per cent would result in an accounting benefit, net of related DAC amortization, before tax of up to £30 million, excluding the impact on future separate account fees. After related deferred tax, it was estimated that there would have been an increase in shareholders' equity of up to £20 million. The difference in the effects of a decrease in the equity markets at December 31, 2008 and 2007 was due to an increased number of GMDB and GMWB guarantees being 'in the money'. As a result of this changed position, the adverse effects from a decreasing equity market at December 31, 2008 more than offsets the benefits from the hedging instruments.

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

        Jackson has extended the range of reasonably possible movements in the value of equity securities, partnerships in investment pools and other financial derivatives at December 31, 2008. Consequently, in

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

addition to the movement of 10 per cent as applied at December 31, 2007, for 2008, Jackson has also estimated the sensitivity to movements of 20 and 40 per cent. A 10 per cent fall in their value at December 31, 2008 and 2007 and a 20 and 40 per cent fall in their value at December 31, 2008 would have given rise to the following effects on pre-tax profit, net of related changes in amortization of DAC, profit after tax and shareholders' equity.

	2008			2007
	A decrease of 40%	A decrease of 20%	A decrease of 10%	A decrease of 10%
	£ million	£ million	£ million	£ million
Pre-tax profit, net of related changes in amortization of DAC	(255)	(141)	(98)	(76)
Related deferred tax effects	89	49	34	26

Net sensitivity of profit after tax and shareholders' equity	(166)	(92)	(64)	(50)

(iv) Exposure to interest rate risk

        Notwithstanding the market risk exposure described in note D3(f), except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of fixed annuity liabilities of Jackson products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement described in notes D3(e) and D3(g). The GMWB features attaching to variable annuity business represents embedded derivatives which are fair valued and so will be sensitive to changes in interest rate.

        Debt securities and related derivatives are marked to fair value. Value movements on derivatives, again net of related changes to amortization of DAC and deferred tax, are recorded within profit and loss. Fair value movements on debt securities, net of related changes to amortization of DAC and deferred tax, are recorded within the statement of changes in equity. Similar to the sensitivity analysis to equity prices movement above, Jackson has extended the range of the movements in interest rates that are reasonably possible to occur at December 31, 2008 in its sensitivity analysis. In addition to the movement in interest rates of one per cent as applied at December 31, 2007, for 2008, Jackson has also estimated the sensitivity to movement in interest rates of two per cent. The estimated sensitivity of these items and policyholder liabilities to a one per cent decrease and increase in interest rates at

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

December 31, 2008 and 2007 and to a two per cent decrease and increase in interest rates at December 31, 2008 is as follows:

	2008				2007
	A 2% decrease	A 1% decrease	A 1% increase	A 2% increase	A 1% decrease	A 1% increase
	£ million	£ million	£ million	£ million	£ million	£ million
Profit and loss
Direct effect
Derivatives value change	(575)	(268)	283	639	(116)	163
Policyholder liabilities	(517)	(218)	182	350	(38)	29
Related effect on amortization of DAC	498	215	(193)	(395)	52	(58)

Pre-tax profit effect	(594)	(271)	272	594	(102)	134
Related effect on charge for deferred tax	206	94	(95)	(207)	36	(47)

Net profit effect	(388)	(177)	177	387	(66)	87

Statement of changes in equity
Direct effect on carrying value of debt securities	2,476	1,238	(1,238)	(2,476)	848	(848)
Related effect on amortization of DAC	(619)	(310)	310	619	(212)	212
Related effect on movement in deferred tax	(650)	(325)	325	650	(223)	223

Net effect	1,207	603	(603)	(1,207)	413	(413)

Total net effect on IFRS equity	819	426	(426)	(820)	347	(326)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

(k) Duration of liabilities

        The Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The maturity profile of the cash flows used for that purpose for 2008 and 2007 is as follows:

	2008		2007
	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity
	£ million	£ million	£ million	£ million
Policyholder liabilities	30,823	14,538	19,821	15,027

	%	%	%	%
Expected maturity:
0 to 5 years	49	46	51	48
5 to 10 years	26	28	26	30
10 to 15 years	11	14	11	13
15 to 20 years	6	7	5	6
20 to 25 years	3	3	3	2
Over 25 years	5	2	4	1

        The maturity tables shown above have been prepared on a discounted basis. Details of undiscounted cash flows for investment contracts are shown in note G2.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

D4:    Asian insurance operations

(a) Summary balance sheet

				Asian insurance operations
	With-profits business note i	Unit-linked assets and liabilities	Other	2008 Total	2007 Total
	£ million	£ million	£ million	£ million	£ million
Assets
Intangible assets attributable to shareholders:
Goodwill	—	—	111	111	111
Deferred acquisition costs and other intangible assets	—	—	1,247	1,247	745

Total	—	—	1,358	1,358	856

Intangible assets attributable to with-profit funds:
Deferred acquisition costs and other intangible assets	113	—	—	113	—
Deferred tax assets	—	—	101	101	73
Other non-investment and non-cash assets	225	136	1,055	1,416	689
Investments of long-term business and other operations:
Investment properties	—	—	20	20	14
Financial investments:
Loansnote[nc_nb]ii	809	113	783	1,705	1,087
Equity securities and portfolio holdings in unit trusts	2,800	4,846	431	8,077	9,804
Debt securitiesnote[nc_nb]d	5,201	1,889	4,023	11,113	6,920
Other investments	11	68	65	144	42
Deposits	45	414	291	750	377

Total investments	8,866	7,330	5,613	21,809	18,244

Cash and cash equivalents	646	169	686	1,501	679

Total assets	9,850	7,635	8,813	26,298	20,541

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

				Asian insurance operations
	With-profits business note i	Unit-linked assets and liabilities	Other	2008 Total	2007 Total
	£ million	£ million	£ million	£ million	£ million
Equity and liabilities
Equity
Shareholders' equity	—	—	2,167	2,167	1,369
Minority interests	—	—	7	7	7

Total equity	—	—	2,174	2,174	1,376

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	7,823	7,220	5,755	20,798	16,912
Investment contract liabilities with discretionary participation features	79	—	—	79	84
Investment contract liabilities without discretionary participation features	32	—	—	32	37
Unallocated surplus of with-profits funds	160	—	—	160	146

Total	8,094	7,220	5,755	21,069	17,179

Other non-insurance liabilities:
Operational borrowings attributable to shareholders-financed operations	—	—	130	130	—
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	832	322	—	1,154	506
Current tax liabilities	4	—	72	76	24
Deferred tax liabilities	239	—	202	441	362
Accruals and deferred income	—	—	130	130	111
Other creditors	556	—	240	796	627
Provisions	9	—	28	37	33
Derivative liabilities	30	—	2	32	2
Other liabilities	86	93	80	259	321

Total	1,756	415	754	2,925	1,986

Total liabilities	9,850	7,635	6,639	24,124	19,165

Total equity and liabilities	9,850	7,635	8,813	26,298	20,541

Notes

(i)
The balance sheet for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore with-profits operations. Assets and liabilities of other participating business are included in the column for 'other business'.

(ii)
The loans of the Group's Asian insurance operations of £1,705 million (2007: £1,087 million) comprise mortgage loans of £238 million (2007: £132 million), policy loans of £675 million (2007: £430 million) and other loans of £792 million (2007: £525 million). The mortgage and policy loans are secured by properties and life insurance policies respectively. The majority of the other loans are commercial loans held by the Malaysian operation and which are all investment graded by two local rating agencies.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

Summary policyholder liabilities (net of reinsurance) and unallocated surplus

        The policyholder liabilities (net of reinsurance of £24 million (2007: £12 million)) and unallocated surplus shown in the table above reflect the following balances:

	2008	2007
	£ million	£ million
With-profits business	7,934	6,397
Unallocated surplus of Asian with-profits operations	160	146
Unit-linked business	7,220	6,971
Other business	5,731	3,653

	21,045	17,167

        At December 31, 2008, the policyholder liabilities (net of reinsurance) and unallocated surplus for Asian operations of £21.0 billion (2007: £17.2 billion) comprised the following:

	2008 £m	2007 £m
	£ million	£ million
Singapore	5,426	5,462
Hong Kong	5,100	3,901
Taiwan	4,024	2,781
Malaysia	1,587	1,201
Japan	1,100	695
Other countries	3,808	3,127

Total Asian operations	21,045	17,167

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

(b) Reconciliation of movement in investments

        A reconciliation of the total investments of Asian insurance operations from the beginning of the year to the end of the year is as follows:

	With-profits business	Unit-linked assets and liabilities	Other	Asian insurance operations Total
	£ million	£ million	£ million	£ million
At January 1, 2007
Total investments	5,945	4,066	3,714	13,725
Less: Investments held by consolidated investment funds	(242)	0	(305)	(547)
Less: Derivative liabilities	0	0	(4)	(4)

Directly held investments, net of derivative liabilities	5,703	4,066	3,405	13,174

Net cash inflow from operating activities	858	1,965	(92)	2,731
Realized gains (losses) in the year	783	327	374	1,484
Unrealized gains (losses) in the year	(255)	286	(159)	(128)
Foreign exchange translation differences	111	146	41	298

Movement in the year of directly held investments, net of derivative liabilities	1,497	2,724	164	4,385

At December 31 2007 January 1, 2008
Total investments	7,418	6,790	4,036	18,244
Less: Investments held by consolidated investment funds	(218)	0	(465)	(683)
Less: Derivative liabilitiesnote G3	0	0	(2)	(2)

Directly held investments, net of derivative liabilities	7,200	6,790	3,569	17,559

Net cash inflow from operating activities	342	1,786	468	2,596
Realized gains (losses) in the year	(236)	(99)	62	(273)
Unrealized gains (losses) in the year	(1,362)	(2,685)	(152)	(4,199)
Foreign exchange translation differences	2,217	1,385	1,391	4,993

Movement in the year of directly held investments, net of derivative liabilities	961	387	1,769	3,117

At December 31, 2008
Total investments	8,866	7,330	5,613	21,809

Less: Investments held by consolidated investment funds	(705)	(153)	(243)	(1,101)

Less: Derivative liabilitiesnote[nc_nb]G3	—	—	(32)	(32)

Directly held investments, net of derivative liabilities	8,161	7,177	5,338	20,676

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

(c) Reconciliation of movement in policyholder liabilities and unallocated surplus of with-profits funds

        A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of Asian insurance operations from the beginning of the year to the end of the year is as follows:

	With-profits business	Unit-linked assets and liabilities	Other	Asian insurance operations Total
	£ million	£ million	£ million	£ million
At January 1, 2007	5,500	4,134	3,255	12,889
Premiums	860	2,457	641	3,958
Surrenders	(146)	(689)	(197)	(1,032)
Maturities/Deaths	(183)	(52)	(160)	(395)
Shareholders transfer post tax	(21)	—	—	(21)
Investment-related items and other movements	441	914	103	1,458
Foreign exchange translation differences	96	207	19	322

At December 31, 2007/January 1, 2008	6,547	6,971	3,661	17,179
Premiums	1,038	2,261	863	4,162
Surrenders	(354)	(614)	(223)	(1,191)
Maturities/Deaths	(181)	(14)	(159)	(354)
Shareholders' transfers post tax	(23)	—	—	(23)
Investment-related items and other movements	(1,320)	(3,158)	185	(4,293)
Foreign exchange translation differences	2,387	1,774	1,428	5,589

At December 31, 2008	8,094	7,220	5,755	21,069

        The positive investment related items and other movements seen within Other during 2008 are principally driven from unwinding the discounted liabilities using the valuation interest rate. Variable annuity separate account liabilities are mainly impacted by market movements.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

(d) Information on credit risks of debt securities

        The following table summarizes the credit quality of the debt securities of the Asian insurance operations as at December 31, 2008 by rating agency rating:

	2008				2007
	With- profits business	Unit- linked business	Other business	Total	Total
	£ million	£ million	£ million	£ million	£ million
S&P—AAA	2,085	341	206	2,632	2,284
S&P—AA+ to AA-	997	303	2,446	3,746	1,994
S&P—A+ to A-	640	96	72	808	675
S&P—BBB+ to BBB-	198	184	520	902	193
S&P—Other	77	63	113	253	149

	3,997	987	3,357	8,341	5,295

Moody's—Aaa	382	54	58	494	201
Moody's—Aa1 to Aa3	77	20	11	108	45
Moody's—A1 to A3	80	287	31	398	28
Moody's—Baa1 to Baa3	50	6	4	60	19
Moody's—Other	8	39	3	50	58

	597	406	107	1,110	351

Fitch	7	30	4	41	1
Other	600	466	555	1,621	1,273

Total debt securities	5,201	1,889	4,023	11,113	6,920

        The increase in holdings of debt securities for Asian operations was principally due to exchange rate movements, a rise in the number of unit trusts and similar funds requiring consolidation, and portfolio change for equities to bonds.

        Of the £555 million (2007: £598 million) debt securities for other business which are not rated in the table above, £231 million (2007: £317 million) are in respect of government bonds, £221 million (2007: £83 million) corporate bonds rated as investment grade by local external ratings agencies, and nil (2007: £71 million) structured deposits issued by banks which are themselves rated but where the specific deposits have not been.

(e) Products and guarantees

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

        In general terms, the Asian participating products provide savings and protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurers. The Asian operations' non-participating term, whole life and endowment products offer savings and/or protection where the benefits are guaranteed or determined by a set of defined market-related parameters. Unit-linked products combine savings with protection, the cash value of the policy depends on the value of the underlying unitized funds. Accident and Health (A&H) policies provide mortality or morbidity benefits and include health, disability, critical illness and accident coverage. A&H products are commonly offered as supplements to main life policies but can be sold separately.

        Subject to local market circumstances and regulatory requirements, the guarantee features described in note D2(e) in respect of UK business broadly apply to similar types of participating contracts written in the Hong Kong branch, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.

        Non-participating long-term products are the only ones where the insurer is contractually obliged to provide guarantees on all benefits. Investment-linked products have the lowest level of guarantee if indeed they have any.

        Product guarantees in Asia can be broadly classified into four main categories, namely premium rate, cash value and interest rate guarantees, policy renewability, and convertibility options.

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

  •
  Interest rate guarantees

    It is common in Asia for regulations or market-driven demand and competition to provide some form of capital value protection and minimum crediting interest rate guarantees. This would be reflected within the guaranteed maturity and surrender values.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

at inception which are set by reference to minimum terms established by local regulation also at the time of inception. These rates do not vary subsequently with market conditions.

        Under these contracts, the cost of premiums are also fixed at inception based on a number of assumptions at that time, including long-term interest rates, mortality assumptions and expenses. The guaranteed maturity and surrender values reflect the pricing basis. The main variable that determines the amounts payable under the contracts is the duration of the contracts, which is determined by death or surrender. The sensitivity of the IFRS result for these contracts is shown in note (j) below.

        Whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception are also written in the Korean life operations, though to a much less significant extent than in Taiwan. The Korean business has non-linked liabilities and linked liabilities at December 31, 2008 of £312 million and £742 million respectively (2007: £261 million and £728 million respectively). The business is much less sensitive to returns than Taiwan with a higher proportion of linked and health business.

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

(f) Exposure to market risk

        The Asian operations sell with-profits and unit-linked policies and, although the with-profits business generally has a lower terminal bonus element than in the UK, the investment portfolio still contains a proportion of equities and, to a lesser extent, property. Non-participating business is largely backed by debt securities or deposits. With the principal exception of Taiwan's whole of life policy book, as described in note (j) below, the exposure to market risk of the Group arising from its Asian operations is at modest levels. This arises from the fact that the Asian operations have a balanced portfolio of with-profits, unit-linked and other types of business.

(g) Process for setting assumptions and determining liabilities

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

for non-linked business are determined under FAS 60 using the net level premium method, with an allowance for surrenders, maintenance and claims expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business.

        For the traditional business in Taiwan, the economic scenarios used to calculate the IFRS results reflect the assumption of a phased progression of bond yields from current rates to long-term expected rates. The projections assume that the current bond yields of around 1.4 per cent (2007: 2.5 per cent) trend towards 5.5 per cent (2007: 5.5 per cent) at December 31, 2018 (2007: 2013).

(h) Reinsurance

        The Asian businesses cede only minor amounts of business outside the Group with immaterial effects on reported profit. During 2008, reinsurance premiums for externally ceded business were £76 million (2007: £52 million; 2006: £47 million) and the reinsurance assets were £24 million (2007: £12 million) in aggregate.

(i) Effect of changes in bases and assumptions used to measure insurance assets and liabilities a Changes in key assumptions

        For 2008, the result for Asian operations was reduced by the effect of a number of individually small assumptions changes of, in aggregate, £21 million. There were no changes of assumptions that had a material impact on the 2007 and 2006 results for Asian operations.

        For the Taiwanese life operation the profits attaching to legacy interest rate guaranteed products are particularly affected by the rates of return earned, and estimated to be earned on the assets held to cover liabilities and on future investment income and contract cash flows. Under IFRS, the insurance contract liabilities of the Taiwan business are determined on the US GAAP basis previously applied under UK GAAP. Under this basis, the policy liabilities are calculated on sets of assumptions, which are locked in at the point of policy inceptions, and a deferred acquisition cost is held in the balance sheet.

        The adequacy of the insurance contract liabilities is tested by reference to best estimates of expected investment returns on policy cash flows and reinvestment income. The assumed earned rates are used to discount the future cash flows. For 2008 the projection assumes that the current bond yields at December 31, 2008 of 1.4 per cent trend towards 5.5 per cent at December 31, 2018. This compares to the 2007 results for which the projections assume the current bond yields of around 2.5 per cent trend towards 5.5 per cent at December 31, 2013. Under the liability adequacy testing applied for IFRS the change of progression period had no effect on the carrying value of the deferred acquisition costs or liability to policyholders.

        The liability adequacy test is more sensitive to changes in the expected long-term rate, further delays in the assumed progression period, or a combination thereof. However, as explained in note I10, on February 20, 2009 the Company announced the intended sale of the legacy agency book and agency force in Taiwan to China Life Insurance of Taiwan.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

b Deferral and amortization of acquisition costs

        Under IFRS, the basis of accounting for insurance assets and liabilities reflects 'grandfathered' GAAP under the Modified Statutory Basis. In general, this requires the deferral and amortization of acquisition costs in line with the emergence of margins. In 2008, the basis of deferral and amortization has been adjusted for a number of territories to better reflect the MSB requirement as follows:

        For the India life operation, reflecting the initial development stage of the business, acquisition costs had previously not been deferred. In 2008, £19 million of deferred acquisition costs, net of amortization in the year, has been established.

        For the Korea life business, the deferral of acquisition costs had previously followed the local regulatory basis as being an appropriate proxy for the MSB basis. The regulatory basis is subject to constraints in respect of assumptions for expense loadings, the amortization period, and the DAC balance not being higher than the cash surrender value. This basis is no longer appropriate and on adjusting the basis £9 million of DAC has been established that reflects a revised estimate of the January 1, 2008 balance and a charge of £26 million for current year acquisition costs (net of amortization) for applying the more appropriate basis.

        For Singapore, refinements have been made with a £21 million benefit (of which £7 million relates to the January 1, 2008 position) where the local risk based capital approach does not provide an appropriate basis of implicit allowance for acquisition costs for certain products.

        In Hong Kong, adjustments have been made with a net overall effect of £10 million.

(j) Sensitivity of IFRS basis profit and equity to market and other risks

Currency translation

        Consistent with the Group's accounting policies, the profits of the Asian operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2008, the rates for the most significant operations are given in note B3.

        A 10 per cent increase or decrease in these rates and those of other Asian operations would have reduced or increased profit before tax attributable to shareholders, profit for the year and shareholders' equity, excluding goodwill, attributable to Asian operations respectively as follows:

	A 10% increase in exchange rates		A 10% decrease in exchange rates
	2008	2007	2008	2007
	£ million	£ million	£ million	£ million
Profit before tax attributable to shareholders	(14)	(16)	18	20
Profit for the year	(6)	(10)	8	13
Shareholders' equity, excluding goodwill, attributable to Asian operations	(202)	(124)	246	151

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

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

(iii) Other business

Taiwan whole of life business—interest rate risk on deferred acquisition costs and policyholders' liabilities

        The principal other business of Asian operations which is most sensitive to interest rates is the traditional whole of life business written in Taiwan.

        The in-force business of the Taiwan life operation includes traditional whole of life policies where the premium rates have been set by the regulator at different points for the industry as a whole. Premium rates were set to give a guaranteed minimum sum assured on death and a guaranteed surrender value on early surrender based on prevailing interest rates at the time of policy issue. Premium rates also included allowance for mortality and expenses. The required rates of guarantee have fallen over time as interest rates have reduced from a high of eight per cent to current levels of around 1.4 per cent. The current low level of bond rates in Taiwan gives rise to a negative spread for the majority of these policies. The current cash cost of funding in-force negative spread in Taiwan is around £50 million a year.

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

        The adequacy of the insurance contract liabilities is tested by reference to best estimates of expected investment returns on policy cash flows and reinvested income. The assumed earned rates are used to discount the future cash flows. The assumed earned rates consist of a long-term best estimate determined by consideration of long-term market conditions and rates assumed to be earned in the trending period. For 2008 and 2007, it has been projected that rates of return for Taiwanese bond yields will trend from the current levels of some 1.4 per cent (2.5 per cent) to 5.5 per cent by December 31, 2018 (2007: 5.5 per cent by 2013).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

        The liability adequacy test results are sensitive to the attainment of the trended rates during the trending period. Based on the current asset mix, margins in other contracts that are used in the assessment of the liability adequacy tests and currently assumed future rates of return, if interest rates were to remain at current levels in 2009 and 2010 and the target date for attainment of the long-term bond yield deferred to December 31, 2020, the premium reserve, net of deferred acquisition costs, would be sufficient. If interest rates were to remain at current levels beyond the end of 2009 with the date of the attainment of the long-term rate further delayed, the margin within the net GAAP reserve will reduce further.

        However, the need to write off deferred acquisition costs or increase the liabilities, and by how much, would be affected by the impact of new business written between December 31, 2008 and the future reporting dates to the extent that the business is taken into account as part of the liability adequacy testing calculations for the portfolio of contracts.

        The adequacy of the liability is also sensitive to the level of the projected long-term rate on bonds. The current long-term assumption of 5.5 per cent has been determined on a best estimate basis by reference to detailed assessments of the financial dynamics of the Taiwanese economy. In the event that the rate applied was altered, the carrying value of the deferred acquisition costs and policyholder liabilities would potentially be affected.

        At December 31, 2008, if the assumed long-term bond yield applied had been reduced by both 0.5 and 1.0 per cent from 5.5 per cent to 4.5 per cent and continued to apply the same progression period to December 31, 2018, by assuming bond yields increase from current levels in equal annual installments to the long-term rate, the premium reserve, net of deferred acquisition costs, would have been sufficient. An additional 0.5 per cent reduction in the assumed long-term rate from 4.5 per cent to 4.0 per cent would lead to a charge of some £150 million.

        The adequacy of the Taiwan insurance contract liabilities is also sensitive to movements in short-term movements in market interest rates. This is because a reduction in the current interest rates would alter the progression rate to the long-term rate and the assumed timing of attainment of the rate may be insufficient and they would have been deferred. Based on the in-force business at December 31, 2008, a delay of one to two years in the attainment of the long-term rate of 5.5 per cent would not give rise to an additional charge. Based on the in-force business at December 31, 2008, a delay of three to four years in the attainment of the long-term rate of 5.5 per cent would not give rise to a significant charge. A delay of five years would give rise to a charge of some £60 million.

        For the Korean and Japanese life business exposures described in note (e) above, the results are comparatively unaffected by changes of assumption.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

        Excluding with-profit and unit-linked business along with Taiwan, which is detailed above, 71 per cent (2007: 72 per cent) of the bond portfolio for other business of Asian operations at December 31, 2008 was held in Japan, Singapore and Vietnam with corporate bond rates varying from territory to territory and ranging from 1.17 per cent to 10.18 per cent at December 31, 2008 (1.5 per cent to 9.1 per cent at December 31, 2007) for these three countries. An analysis of movements in bond rates during previous periods and its impact on IFRS basis profit or loss and shareholders' equity has been undertaken, with reasonably possible movements for these countries being considered to be 0.5 per cent for Japan, 1.0 per cent for Singapore and 1.5 per cent for Vietnam.

        Based on these movements, plus indicative changes for bonds held in other Asian operations within the region, the impact on IFRS basis profit or loss and shareholders' equity from a reasonably possible change in interest rates for Asian operations excluding Taiwan at December 31, 2008 has been assessed, with rate movements ranging from 0.5 per cent to 1.5 per cent (2007: 0.25 per cent to 1.0 per cent) dependent on country. Looking at the region in aggregate and noting that interest rates are unlikely to move consistently by the same degree from period to period, the range of movements considered to be reasonably possible would result in a change in IFRS profit or loss of plus or minus £56 million (2007: £30 million). After adjusting for deferred tax the reasonably possible effect on shareholders' equity is plus or minus £45 million (2007: £22 million).

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

        In light of the recent market conditions, the Group has extended the range of reasonably possible movements in the value of equity prices at December 31, 2008. Consequently, in addition to the movement of 10 per cent as applied at December 31, 2007, for 2008, the Group has also estimated the sensitivity to movements of 20 and 40 per cent. The estimated sensitivity to a 10 per cent change in equity prices for shareholder-backed Asian other business, at December 31, 2008 and 2007 and to a 20 and 40 per cent change in equity prices at December 31, 2008 would be as follows:

	2008			2007
	A decrease of 40%	A decrease of 20%	A decrease of 10%	A decrease of 10%
	£ million	£ million	£ million	£ million
Pre-tax	(176)	(88)	(44)	(73)
Related deferred tax (where applicable)	5	3	1	5

Net effect on profit and equity	(171)	(85)	(43)	(68)

        A 10, 20 or 40 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above. The low tax rate effect relates to the availability of losses in some of the territories.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

(k) Duration of liabilities

        The Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The maturity profile of the cash flows, taking account of expected future premiums and investment returns, is as follows:

	2008	2007
	£ million	£ million
Policyholder liabilities	20,909	17,033

	%	%

Expected maturity:
0 to 5 years	23	22
5 to 10 years	21	22
10 to 15 years	15	16
15 to 20 years	13	13
20 to 25 years	10	9
Over 25 years	18	18

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

D5:    Capital position statement for life assurance businesses

(a) Summary statement

        The Group's estimated capital position for life assurance businesses with reconciliations to shareholders' equity is shown below. Available capital for each fund or group of companies for the Group's life assurance business shown in the table below is determined by reference to local regulation at December 31, 2008 and 2007. Group capital requirements also apply as discussed in note D5(b)(iv).

December 31, 2008	SAIF	WPSF note i	Total PAC with- profits fund	Other UK life assurance subsidiaries and funds note ii	Jackson	Asian life assurance subsidiaries	Total life assurance operations	M&G (including Prudential Capital)	Parent company and shareholders' equity of other subsidiaries and funds	Group total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Group shareholders' equity
Held outside long-term funds:
Net assets				735	1,698	2,056	4,489	147	(1,839)	2,797
Goodwill	—	—	—	—	—	111	111	1,153	77	1,341

Total				735	1,698	2,167	4,600	1,300	(1,762)	4,138
Held in long-term fundsnote iii				920	—	—	920	—		920

Total Group shareholders' equity	—	—	—	1,655	1,698	2,167	5,520	1,300	(1,762)	5,058

Adjustments to regulatory basis
Unallocated surplus of with-profits fundsnote v		8,254	8,254	—	—	160	8,414
Shareholders' share of realistic liabilities		(2,028)	(2,028)		—	—	(2,028)
Deferred acquisition costs of non-participating business not recognized for regulatory reporting purposes	(3)	(10)	(13)	(128)	(3,962)	(876)	(4,979)
Jackson surplus notesnote iv	—	—	—	—	173	—	173
Investment and policyholder liabilities valuation differences between IFRS and regulatory basis for Jacksonnote ix					4,819		4,819
Adjustment from IAS 19 basis pension deficit attributable to WPSF to pension liability for regulatory purposesnote vii		(147)	(147)	—	—		(147)
Valuation difference on PAL between IFRS basis and regulatory basis		(1,350)	(1,350)	—	—		(1,350)
Other adjustments to restate these amounts to a regulatory basis (with SAIF and the WPSF on a Peak 2 realistic basis)note v	3	643	646	(474)	30	(41)	161

Total adjustments	—	5,362	5,362	(602)	1,060	(757)	5,063

Total available capital resources of life assurance businesses on local regulatory bases	—	5,362	5,362	1,053	2,758	1,410	10,583

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

December 31, 2008	SAIF	WPSF note i	Total PAC with- profits fund	Other UK life assurance subsidiaries and funds note ii	Jackson	Asian life assurance subsidiaries	Total life assurance operations
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Policyholder liabilities
With-profits liabilities of UK regulated with-profits funds:
Insurance contracts	9,260	26,466	35,726	—		4,416	40,142
Investment contracts (with discretionary participating features)	494	22,873	23,367	—		79	23,446

Total	9,754	49,339	59,093	—		4,495	63,588

Other liabilities:
Insurance contracts:
With-profits liabilities of non-UK regulated funds						3,407	3,407
Unit-linked, including variable annuity	—	1,872	1,872	6,041	14,538	7,220	29,671
Other life assurance business	264	12,625	12,889	16,228	27,938	5,755	62,810
Investment contracts without discretionary participation features (principally unit-linked and similar contracts in the UK and GIC liabilities of Jackson)note vi	—	—	—	11,584	2,885	32	14,501

Total	264	14,497	14,761	33,853	45,361	16,414	110,389

Total policyholder liabilities shown in the consolidated balance sheet	10,018	63,836	73,854	33,853	45,361	20,909	173,977

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

December 31, 2007	SAIF	WPSF note i	Total PAC with- profits fund	Other UK life assurance subsidiaries and funds note ii	Jackson	Asian life assurance subsidiaries	Total life assurance operations	M&G (including Prudential Capital)	Parent company and shareholders' equity of other subsidiaries and funds	Group total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Group shareholders' equity
Held outside long-term funds:
Net assets	—	—	—	550	2,690	1,258	4,498	271	(862)	3,907
Goodwill	—	—	—	—	—	111	111	1,153	77	1,341

Total	—	—	—	550	2,690	1,369	4,609	1,424	(785)	5,248
Held in long-term fundsnote iii	—	—	—	814	—	—	814	—	—	814

Total Group shareholders' equity	—	—	—	1,364	2,690	1,369	5,423	1,424	(785)	6,062

Adjustments to regulatory basis
Unallocated surplus of with-profits fundsnote v	—	13,813	13,813	—	—	146	13,959
Shareholders' share of realistic liabilities	—	(4,178)	(4,178)	—	—	—	(4,178)
Deferred acquisition costs of non-participating business and goodwill not recognized for regulatory reporting purposes	(4)	(15)	(19)	(143)	(1,928)	(790)	(2,880)
Jackson surplus notesnote iv	—	—	—	—	125	—	125
Adjustment from IAS 19 basis pension deficit attributable to WPSF to pension liability for regulatory purposesnote vii	—	(138)	(138)	—	—	—	(138)
Valuation difference on PAL between IFRS basis and regulatory basis	—	(1,117)	(1,117)	—	—	—	(1,117)
Other adjustments to restate these amounts to a regulatory basis (with SAIF and the WPSF on a Peak 2 realistic basis)note v	4	355	359	(239)	1,364	149	1,633

Total adjustments	—	8,720	8,720	(382)	(439)	(495)	7,404

Total available capital resources of life assurance businesses on local regulatory bases	—	8,720	8,720	982	2,251	874	12,827

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

	2007
December 31, 2007	SAIF	WPSF note i	Total PAC with- profits fund	Other UK life assurance subsidiaries and funds note ii	Jackson	Asian life assurance subsidiaries	Total life assurance operations
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Policyholder liabilities
With-profits liabilities of UK regulated with-profits funds:
Insurance contracts	12,672	34,029	46,701	—	—	3,307	50,008
Investment contracts (with discretionary participating features)	693	28,773	29,466	—	—	84	29,550

Total	13,365	62,802	76,167	—	—	3,391	79,558

Other liabilities:
Insurance contracts:
With-profits liabilities of non-UK regulated funds						2,973	2,973
Unit-linked, including variable annuity		2,029	2,029	8,338	15,027	6,971	32,365
Other life assurance business	255	11,494	11,749	14,121	17,899	3,661	47,430
Investment contracts without discretionary participation features (principally unit-linked and similar contracts in the UK and GIC liabilities of Jackson)note vi		14	14	12,059	1,922	37	14,032

Total	255	13,537	13,792	34,518	34,848	13,642	96,800

Total policyholder liabilities shown in the consolidated balance sheet	13,620	76,339	89,959	34,518	34,848	17,033	176,358

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

(v)
Other adjustments to shareholders' equity and unallocated surplus include amounts for the value of non-participating business for UK regulated with-profits funds, deferred tax, admissibility and other items measured differently on the regulatory basis. For Jackson the principal reconciling item is deferred tax related to the differences between IFRS and regulatory basis as shown in the table above and other methodology differences.

(vi)
Insurance business accounted for as financial instruments under IAS 39.

(vii)
In determining the IAS 19 adjustment for the purposes of this table the deficit in the Group's main pension scheme used for the calculation includes amounts for investments in Prudential insurance policies (see note I1).

(viii)
Asia 2007 comparative adjustments reflect adjustments for intra-group balances that are recognized on a local regulatory basis.

(ix)
The investment and policyholder liabilities valuation difference between IFRS and regulatory bases for Jackson is mainly due to not all investments being carried at fair value under the regulatory basis and also for the valuation difference on annuity reserves.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

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

        Available capital of the WPSF and SAIF of £5.4 billion (2007: £8.7 billion) represents the excess of assets over liabilities on the FSA realistic basis. Unlike the previously discussed FRS 27 basis, realistic liabilities on the regulatory basis include the shareholders' share of future bonuses. These amounts are shown before deduction of the risk capital margin (RCM) which is estimated to be £2.1 billion at December 31, 2008 (2007: £2.0 billion).

        The FSA's basis of setting the RCM is to target a level broadly equivalent to a Standard & Poor's credit rating of BBB and to judge this by ensuring there are sufficient assets to absorb a 1 in 200 year

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

event. The RCM calculation achieves this by setting rules for the determination of margins to cover defined stress changes in asset values and yields for market risk, credit risk and termination risk for with-profits policies.

        As noted in section D2(g)(ii), PAC has discretion in its management actions in the case of adverse investment conditions. Management actions encompass, but are not confined to, investment allocation decisions, levels of reversionary bonuses, crediting rates and total claim values. To illustrate the flexibility of management actions, rates of regular bonus are determined for each type of policy primarily by targeting them at a prudent proportion of the long-term expected future investment return on the underlying assets. The expected future investment return is reduced as appropriate for each type of policy to allow for items such as expenses, charges, tax and shareholders' transfers. However, the rates declared may differ by product type, or by date of payment of the premiums or date of issue of the policy, if the accumulated annual bonuses are particularly high or low relative to a prudent proportion of the achieved investment return.

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

Other UK life assurance subsidiaries and funds

        The available capital of £1,053 million (2007: £982 million) reflects the excess of regulatory basis assets over liabilities of the subsidiaries and funds, before deduction of the capital resources requirement of £884 million (2007: £841 million).

        The capital resources requirement for these companies broadly reflects a formula which, for active funds, equates to a percentage of regulatory reserves plus a percentage of death strains.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

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

        The available capital of Jackson shown above of £2,758 million (2007: £2,251 million) reflects US regulatory basis assets less liabilities including asset valuation reserves. The asset valuation reserve is designed to provide for future credit-related losses on debt securities and losses on equity investments. Available capital includes a reduction for the effect of the interest maintenance reserve, which is designed by state regulators to defer recognition of non-credit related realized capital gains and losses and to recognize them rateably in the future.

        Jackson's risk-based capital ratio is significantly in excess of regulatory requirements. Effective for 2008 reporting, the local regulator granted Jackson three permitted practices, which expire October 1, 2009, unless extended by the local regulator. One permitted practice allows Jackson to carry interest rate swaps at book value, as if statutory hedge accounting were in place, instead of at fair value as would have been otherwise required. Jackson must also demonstrate the effectiveness of its interest rate swap program pursuant to the Michigan Insurance Code. The local regulator also granted a permitted practice to allow Jackson to recognize book to tax differences that will reverse within the next three years (instead of one year as required by the NAIC) in determining the admissible tax asset (subject to a limitation of 15 per cent of capital and surplus versus the 10 per cent limitation imposed by the NAIC guidance). Finally, the local regulator granted a permitted practice to allow Jackson to use an average interest rate in calculating certain regulatory requirements. The permitted practice requires that Jackson maintain certain minimum capital levels excluding the effect of the permitted practices. The total effect of these permitted practices was to increase statutory surplus by £588 million and reduce authorized control level required capital by £57 million at December 31, 2008.

(iii) Asian operations

        The available capital shown above of £1,410 million (2007: £874 million) represents the excess of local regulatory basis assets over liabilities before deduction of required capital of £407 million (2007: £265 million). These amounts have been determined applying the local regulations in each of the operations.

        The businesses in Asia are subject to local capital requirements in the jurisdictions in which they operate. The Hong Kong business branch of PAC and its capital requirements are subsumed within those of the PAC long-term fund. For the other material Asian operations, the details of the basis of determining regulatory capital and regulatory capital requirements are as follows:

Singapore

        In Singapore a risk-based regulatory framework applies rather than one based on a net premium approach.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

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

        Solvency capital is determined using a risk-based capital approach. In 2008, due to the financial crisis, the local regulator provided relief to ease certain of the requirements in determining the risk-based capital surplus. This relief applies to 2008 and 2009.

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

        Malaysia is adopting a risk-based capital framework from 2009, which has not been reflected in the tables presented.

Vietnam

        Mathematical reserves are calculated using a modified net premium approach, using a stable set of assumptions agreed with the regulator.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

        The capital requirement is determined as four per cent of reserves plus a specified percentage of 0.1 per cent of sums at risk for policies with original term less than or equal to five years or 0.3 per cent of sums at risk for policies with original term of more than five years. An additional capital requirement of Vietnamese Dong 200 billion is also required for companies transacting unit-linked business.

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

(iv) Group capital requirements

        In addition to the requirements at individual company level, FSA requirements under the IGD apply additional prudential requirements for the Group as a whole. Discussion of the Group's IGD position at December 31, 2008 is provided in section C. During 2008, Prudential met the 'hard test' of the FSA under IGD. At December 31, 2008, Prudential met the requirements of the IGD.

(c) Movements in total available capital

        Total available capital for the Group's life assurance operations has changed during 2008 as follows:

2008	WPSF note i	Other UK life assurance subsidiaries and funds note iii	Jackson note ii	Asian life assurance subsidiaries note iv	Group total
	£ million	£ million	£ million	£ million	£ million
Available capital at December 31, 2007	8,720	982	2,251	874	12,827
Changes in assumptions	(149)	(624)	—	(7)	(780)
Changes in management policy	—	372	—	60	432
Changes in regulatory requirements	—	—	(57)	134	77
New business and other factors	(3,209)	323	564	349	(1,973)

Available capital at December 31, 2008	5,362	1,053	2,758	1,410	10,583

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

        Detail on the movement for 2007 is as follows:

2007	WPSF note i	Other UK life assurance subsidiaries and funds note iii	Jackson note ii	Asian life assurance subsidiaries note iv	Group total
	£ million	£ million	£ million	£ million	£ million
Available capital at December 31, 2006	8,688	903	2,083	745	12,419
Changes in assumptions	(335)	(33)	—	4	(364)
Changes in management policy	—	—	—	12	12
Changes in regulatory requirements	—	—	(7)	—	(7)
New business and other factors	367	112	175	113	767

Available capital at December 31, 2007	8,720	982	2,251	874	12,827

Notes
(i)	WPSF
The decrease in 2008 reflects primarily the negative investment returns earned on the opening available capital and £149 million negative effect of changes in assumptions on a regulatory basis compares to the £83 million effect of change in assumptions on an IFRS basis as shown in note D2(i).

The increase in 2007 reflects investment return earned on the opening available capital partially offset by the £335 million effect of assumption changes and a £214 million impact from a change in the risk-free yield curve which affects the outlook for future investment returns.
The £335 million effect of assumption changes on a regulataory basis compares to the £392 million effect of change in assumptions on an IFRS basis as shown in note D2(i).
(ii)	Jackson
The increase of £507 million reflects an underlying decrease of £358 million (applying the 2008 year end exchange rate of 1.44) and £865 million of exchange translation gain.
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
(iv)	Asian life assurance subsidiaries
Asia's 2006 and 2007 comparative adjustments reflect the intra-group balances that are recognized on a local regulatory basis.

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

December 31, 2008

D:    Life assurance business (Continued)

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

D:    Life assurance business (Continued)

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

December 31, 2008

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

        Asset management in Asia serves both the life companies in Asia by managing the life funds and funds underlying the investment linked products and third-party customers through mutual fund business. Asia offers mutual fund investment products in a number of countries within the region, allowing customers to participate in debt, equity and money market investments.

        Asset management in the US is undertaken through PPM America which manages assets for the Group's US, UK and Asian affiliates plus also provides investment services to other affiliated and unaffiliated institutional clients including CDOs, private investment funds, institutional accounts and mutual funds. In addition, broker-dealer activities are undertaken in the US where trades in securities are carried out for both third-party customers and for its own account.

        Other operations covers unallocated corporate activities and includes the head office functions.

E1: Income statement for asset management operations

        The profit included in the income statement in respect of asset management operations for the year is as follows:

	2008
					2007 Total	2006 Total
Asset management operations	M&G	US	Asia	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Revenue*	53	409	202	664	1,397	1,080
Charges	28	(402)	(150)	(524)	(1,053)	(797)

Profit before tax	81	7	52	140	344	283

*
Included within revenue for 2008 M&G are realized and unrealized net losses of £673 million in respect of consolidated investment funds and Prudential Capital. The investment funds are managed on behalf of third-parties and are consolidated under IFRS in recognition of the control arrangements for the funds. The investment losses in respect of the investment funds are non-recourse to M&G and the Group and are added back through charges and consequently there is no impact on the profit before tax. Excluding the anomaly in respect of the consolidated investment funds the revenue for M&G would be £494 million and the charges, £413 million.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

E:    Asset management (including US broker-dealer) and other operations (Continued)

E2:    Balance sheet for asset management operations

        Assets, liabilities and shareholders' funds included in the Group consolidated balance sheet in respect of asset management operations are as follows:

Asset management operations	M&G	US	Asia	2008 Total	2007 Total
	£ million	£ million	£ million	£ million	£ million
Assets
Intangible assets:
Goodwill	1,153	16	61	1,230	1,230
Deferred acquisition costs	6	—	—	6	6
Total	1,159	16	61	1,236	1,236
Other non-investment and non-cash assets	27	169	99	295	521
Financial investments:
Loansnote i	1,763	—	—	1,763	2,334
Equity securities and portfolio holdings in unit trusts	11	—	12	23	17
Debt securitiesnote ii	975	—	16	991	882
Other investmentsnote v	432	24	6	462	155
Deposits	35	16	13	64	26
Total investments	3,216	40	47	3,303	3,414
Cash and cash equivalentsnote v	1,329	39	104	1,472	1,840

Total assets	5,731	264	311	6,306	7,011

Equity and liabilities
Equity
Shareholders' equitynote iii	1,300	114	228	1,642	1,677
Minority interests	1	—	—	1	52

Total equity	1,301	114	228	1,643	1,729

Liabilities
Intra Group debt represented by operational borrowings at Group levelnote iv	1,278	—	—	1,278	2,477
Net asset value attributable to external holders of consolidated fundsnote v	1,065	—	—	1,065	1,234
Other liabilities	2,087	150	83	2,320	1,571

Total liabilities	4,430	150	83	4,663	5,282

Total equity and liabilities	5,731	264	311	6,306	7,011

Notes

i
Loans
The M&G loans of £1,763 million relates to bridging loan finance managed by Prudential Capital. The bridging loan finance assets generally have no external credit ratings available, with internal ratings prepared by the Group's asset management operations as part of the risk management process rating £1,100 million BBB+ to BBB- and £663 million BB+ to BB-.

ii
Debt securities
Of the debt securities of £975 million for M&G at December 31, 2008, £959 million were rated AAA to A-by Standard and Poor's or Aaa rated by Moody's.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

E:    Asset management (including US broker-dealer) and other operations (Continued)

iii
M&G shareholder funds include those in respect of Prudential Capital, with the net reduction in the year primarily due to unrealized value movements of £190 million, on Prudential Capital's bond portfolio.

iv
Intra Group debt represented by operational borrowings at Group level
Operational borrowings for M&G are in respect of Prudential Capital's short-term fixed income security program and comprise £1,269 million of commercial paper and £9 million of medium-term notes.

v
Consolidated investment funds
The M&G balance sheet shown above includes Prudential Capital together with investment funds which are managed on behalf of third-parties. In respect of the consolidated investment funds, the balance sheet includes cash and cash equivalents of £835 million, £345 million of other investments, £(115) million of other net assets and liabilities and the net asset value attributable to external unit holders of £1,065 million in respect of these funds, which are non-recourse to M&G and the Group.

Reconciliation of movement in investments

        A reconciliation of the total investments of asset management operations from the beginning of the year to the end of the year is as follows:

Asset management operations	M&G	US	Asia	Total
	£ million	£ million	£ million	£ million
At January 1, 2007
Total investments	2,903	35	25	2,963
Less: Derivative liabilities	(142)	—	—	(142)

Directly held investments, net of derivative liabilities	2,761	35	25	2,821

Net cash inflow from operating activities	296	—	21	317
Realized gains in the year	8	—	—	8
Unrealized (losses) in the year	(22)	—	—	(22)
Foreign exchange translation differences	105	(1)	—	104

Movement in the year of directly held investments, net of derivative liabilities	387	(1)	21	407
At December 31, 2007/January 1, 2008
Total investments	3,334	34	46	3,414
Less: Derivative liabilities	(186)	—	—	(186)

Directly held investments, net of derivative liabilities	3,148	34	46	3,228

Net cash outflow from operating activities	(601)	—	(14)	(615)
Realized gains in the year	9	—	—	9
Unrealized (losses) in the year	(148)	(7)	(1)	(156)
Foreign exchange translation differences	516	13	16	545

Movement in the year of directly held investments, net of derivative liabilities	(224)	6	1	(217)

At December 31, 2008
Total investments	3,216	40	47	3,303
Less: Derivative liabilities	(292)	—	—	(292)

Directly held investments, net of derivative liabilities	2,924	40	47	3,011

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

E:    Asset management (including US broker-dealer) and other operations (Continued)

E3: Regulatory capital positions

        Asset management operations in the UK, Hong Kong, Singapore, Vietnam and China are subject to regulatory requirements based on fixed operating expenses and other operating considerations. The movement in the year of the surplus regulatory capital position of these operations, combined with the movement in the IFRS basis shareholders' funds for other asset management operations, is as follows:

Asset management operations
Capital surplus position	M&G	US	Asia	2008 Total	2007 Total
	£ million	£ million	£ million	£ million	£ million
Beginning of year	99	81	92	272	243
Exchange movement	(3)	39	31	67	(1)
Movement in capital requirement	(28)	—	25	(3)	(9)
Gains during the year	89	1	46	136	189
Distributions made	—	(8)	(34)	(42)	(150)

End of year	157	113	160	430	272

        The movement in the year reflects changes in regulatory requirements whilst gains are driven by profits generated during the year. Distributions consist of dividends paid up to the parent company.

        The M&G figures include those for Prudential Capital.

E4:    Sensitivity of profit and equity to market and other financial risk

(i) Currency translation

        Consistent with the Group's accounting policies, the profits of the Asia and PPM America asset management operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2008, the rates for the most significant operations are given in note B3.

        A 10 per cent increase in these rates and those of other Asian operations would have reduced reported profit before tax attributable to shareholders and shareholders' equity, excluding goodwill attributable to Asia and PPM America asset management operations, by £5 million (2007: £7 million) and £26 million (2007: £18 million) respectively.

(ii) Other sensitivities to other financial risks for asset management operations

        The principal sensitivities to other financial risk of asset management operations are credit risk on the bridging loan portfolio (as described in note E2) of M&G's Prudential Capital operation and the indirect effect of changes to market values of funds under management. Due to the nature of the asset management operations there is limited direct sensitivity to movements in interest rates. Total debt securities held at December 31, 2008 by asset management operations were £991 million (2007: £882 million), the majority of which are held by the Prudential Capital operation of M&G. Debt securities held by M&G are in general variable rate bonds and so market value is limited in sensitivity to interest rate movements and consequently any change in interest rates would not have a material impact

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

E:    Asset management (including US broker-dealer) and other operations (Continued)

on profit or shareholder's equity. Asset management operations do not hold significant investments in property or equities.

E5:    Other operations

        Other operations consist of unallocated corporate activities relating to Group Head Office and the Asia regional head office, with net income and expenditure for the year of negative £260 million (2007: negative £260 million; 2006: negative £248 million). An analysis of the assets and liabilities of other operations is shown in note B4.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

F:    Income statement notes

F1:    Segmental information

        The Group's primary and secondary segments are described in detail in note B4.

Primary segment information

        The segment results for the years ended December 31, 2008, 2007 and 2006 are as follows:

	2008	2007	2006
	£ million	£ million	£ million
Revenue
Insurance operations	(10,798)	31,555	34,197
Asset management	664	1,397	1,080
Unallocated corporate	157	186	51
Intra group revenue eliminated on consolidation	(290)	(268)	(284)

Total revenue, net of reinsurance, per income statementnote i	(10,267)	32,870	35,044
Analyzed as:
Investment returnsnote iii	(30,202)	12,225	17,141
Other items	19,935	20,645	17,903

	(10,267)	32,870	35,044
Charges (before income tax attributable to policyholders and unallocated surplus of long-term insurance funds)
Insurance operations, including post-tax transfers from (to) unallocated surplus of with-profits funds	8,980	(30,533)	(32,162)
Asset management	(524)	(1,053)	(797)
Unallocated corporate	(553)	(494)	(258)
Intra group charges eliminated on consolidation	290	268	284

Total charges, net of reinsurance, per income statementnote i	8,193	(31,812)	(32,933)
Segment results—revenue less charges (continuing operations)
Insurance operations	(1,818)	1,022	2,035
Asset management	140	344	283
Unallocated corporate	(396)	(308)	(207)

(Loss) profit before tax (being tax attributable to shareholders' and policyholders' returns)note ii	(2,074)	1,058	2,111
Tax attributable to policyholders' returns	1,624	5	(830)

(Loss) profit before tax attributable to shareholders	(450)	1,063	1,281
Tax attributable to shareholders' (loss) profit	59	(354)	(365)

(Loss) profit from continuing operations after tax	(391)	709	916
Segment results—discontinued operations
BankingI9	—	241	(105)

(Loss) profit for the year	(391)	950	811

Notes

i
Total revenue for 2008 is negative £10,267 million whilst charges are a credit of £8,193 million. These abnormal effects arise from the basis of preparation whereby revenue includes investment appreciation, which is negative in 2008, and charges reflect the allocation, where appropriate, of investment return to policyholder benefits.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

F:    Income statement notes (Continued)

ii
The measure is the formal (loss) profit before tax measure under IFRS but is not the result attributable to shareholders.

iii
Investment return principally comprises

–
Interest and dividends;

–
Realized and unrealized gains and losses on securities and derivatives classified as fair value through profit and loss under IAS 39; and

–
Realized gains and losses, including impairment losses, on securities classified as available-for-sale under IAS 39.

        In its capacity as fund manager to fellow Prudential plc subsidiaries, M&G earns fees for asset management and related services. These services are charged at appropriate arm's length prices, typically priced as a percentage of funds under management.

        Total charges include a credit of £25,419 million (2007: charge of £11,295 million) for non-cash expenses other than depreciation and amortization mainly due to the impact of negative market returns experienced during the year on benefit claims and movement in unallocated surplus of with-profits funds.

Secondary segment information

        Although the Company is UK registered, the Group manages its business on a global basis. The operations are based in three main geographical areas: UK, US and Asia.

	2008	2007	2006
	£ million	£ million	£ million
Revenue
UK	(12,213)	17,890	21,225
US	915	8,271	8,562
Asia	1,321	6,977	5,541
Intra group revenue	(290)	(268)	(284)

Total revenue per income statement	(10,267)	32,870	35,044

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

F:    Income statement notes (Continued)

F2:    Revenue

	2008	2007	2006
	£ million	£ million	£ million
Long-term business premiums
Insurance contract premiums	17,573	17,308	13,805
Investment contracts with discretionary participation feature premiums	964	874	1,249
Inwards reinsurance premiums	454	177	1,103
Less: reinsurance premiums ceded	(202)	(171)	(171)

Earned premiums, net of reinsurance	18,789	18,188	15,986

Realized and unrealized gains and losses on securities at fair value through profit and loss	(34,157)	2,634	5,977
Realized and unrealized gains and losses on derivatives at fair value through profit and loss	(5,261)	270	932
Realized gains and losses on available-for-sale securities, previously recognized directly in equity	(487)	13	(7)
Realized gains and losses on loans	210	47	(3)
Interestnote i	6,739	5,857	5,827
Dividends	2,023	2,730	3,666
Other investment income	731	674	749

Investment income	(30,202)	12,225	17,141
Fee income from investment contract business and asset managementnote ii	1,109	1,039	886
Income from venture investments of the PAC with-profits fundsnote iii	37	1,418	1,031

Other income	1,146	2,457	1,917

Total revenue	(10,267)	32,870	35,044

Notes

i
Interest income includes £11 million (2007: £2 million; 2006: £3 million) accrued in respect of impaired securities.

ii
Fee income includes £7 million (2007: £31 million; 2006: £34 million) relating to financial instruments that are not held at fair value through profit and loss. These fees primarily related to prepayment fees, late fees and syndication fees.

iii
In November 2007 the Group sold PPM Capital and as a result the Group no longer controls venture fund investments managed by the sold entity and consequently has ceased to consolidate these operations from that date.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

F:    Income statement notes (Continued)

F3:    Acquisition costs and other operating expenditure

	2008	2007	2006
	£ million	£ million	£ million
Acquisition costsnotes i,ii	1,185	1,030	1,238
Staff and pension costsI1	913	1,402	924
Administrative and operating costsnote iv	361	2,427	2,327

Total acquisition costs and other operating expenditurenotes iii,iv	2,459	4,859	4,489

Notes

i
Acquisition costs in 2008 comprise amounts related to insurance contracts of £1,048 million (2007: £939 million; 2006: £1,165 million), and investment contracts and asset management contracts of £137 million (2007: £91 million; 2006: £73 million). These costs include amortization of £520 million (2007: £410 million; 2006: £299 million) and £15 million (2007: £3 million; 2006: £6 million) respectively.

ii
Acquisition costs also include fee expenses relating to financial liabilities held at amortized costs of £nil (2007: £1 million; 2006: £2 million).

iii
The total depreciation and amortization expense is £618 million (2007: £523 million; 2006: £472 million). Of this amount, £535 million (2007: £413 million; 2006 £305 million) relates to amortization of deferred acquisition costs of insurance contracts and asset management contracts, which is primarily borne by the long-term business segment. Of the remainder of the depreciation and amortization charge of £83 million (2007: £110 million; 2006: £167 million), £57 million (2007: £98 million: 2006: £156 million) relates to long-term business, £10 million (2007: £8 million; 2006: £8 million) to asset management and £16 million (2007: £4 million; 2006: £3 million) to other operations.

iv
In November 2007, the Group sold PPM Capital and as a result, the Group no longer controls venture fund investments managed by the sold entity and consequently has ceased to consolidate these operations from that date with this resulting in a reduction of associated operating expenditure.

F4:    Finance costs: Interest on core structural borrowings of shareholder-financed operations

      Finance costs consist of £161 million (2007: £158 million; 2006: £166 million) interest on core debt of central companies and £11 million (2007: £10 million; 2006: £11 million) on US operations' surplus notes.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

F:    Income statement notes (Continued)

F5:    Tax

(a) Total tax credit (charge) by nature of expense

      An analysis of the total tax benefit (expense) of continuing operations recognized in the income statement by nature of benefit (expense) is as follows:

	2008	2007	2006
	£ million	£ million	£ million
Current tax benefit (expense):
Corporation tax	(225)	(806)	688
Adjustments in respect of prior years	359	185	(34)

Total current tax	134	(621)	654

Deferred tax arising from:
Origination and reversal of temporary differences	1,629	222	510
(Expense) benefit in respect of a previously unrecognized tax loss, tax credit or temporary difference from a prior period	(77)	50	31
Write down or reversal of a previous write down of a deferred tax asset	(3)	—

Total deferred tax credit	1,549	272	541

Total tax credit (charge)	1,683	(349)	1,195

      The total tax benefit (expense) arises as follows:

	2008	2007	2006
	£ million	£ million	£ million
Current tax benefit (expense) :
UK	280	(377)	381
Foreign	(146)	(244)	273

	134	(621)	654
Deferred tax (credit) expense:
UK	1,478	349	271
Foreign	71	(77)	270

	1,549	272	541

Total	1,683	(349)	1,195

      The total tax credit of £1,683 million for 2008 (2007: charge of £349 million; 2006: credit of £1,195 million) comprises a credit of £1,758 million (2007: charge of £28 million; 2006: credit of £652 million) for UK tax and a charge of £75 million (2007: £321 million; 2006: credit of £543 million) for overseas tax. This tax credit comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders. The tax credit attributable to shareholders of £59 million for 2008 (2007: charge of £354 million; 2006: charge of £365 million) comprises a credit of £95 million (2007: charge of £148 million; 2006: charge of £115 million) for UK tax and a charge of £36 million (2007: £206 million; 2006: £250 million) for overseas tax.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

F:    Income statement notes (Continued)

      The prior year adjustments primarily relate to the settlement of issues with HM Revenue Customs (HMRC) at an amount below previously provided, the reduction in amounts previously provided on outstanding issues with HMRC and the routine revision of tax returns.

      The total deferred tax (credit) expense arises as follows:

	2008	2007	2006
	£ million	£ million	£ million
Unrealized gains and losses on investments	1,521	225	(236)
Short-term timing differences	(29)	(10)	(110)
Capital allowances	2	4	(2)
Balances relating to investment and insurance contracts	(239)	41	(198)
Unused tax losses	294	12	5

Deferred tax credit (expense)	1,549	272	(541)

      In April 2008 the standard corporation tax rate for the UK changed from 30% to 28%. Deferred tax at the end of 2007 for UK operations had been provided at the new rate of 28 per cent on the basis that materially all of the temporary differences are expected to reverse once the new rate took effect. The effect on the deferred tax assets and liabilities at December 31, 2007was £20 million.

      In 2008, a deferred tax credit of £637 million (2007: £54 million; 2006: £41 million) has been taken directly to reserves. Other movements in deferred tax totaling a £21 million credit is mainly comprised of foreign exchange movements. When these amounts are taken with the deferred tax credit shown above the result is a decrease of £2.2 billion (or £2.1 billion taking into account the restated 2007 comparative deferred tax as a result of the interpretation of IFRIC 14) in the Group's net deferred tax liability (2007 decrease of £419 million; 2006: increase of £500 million).

      The tax credit related to discontinued banking operations in 2007 which was all attributable to shareholders, amounted to £19 million.

b Reconciliation of effective tax rate

      The total tax expense is attributable to shareholders and policyholders as summarized in the income statement.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

F:    Income statement notes (Continued)

(i) Summary of pre-tax (loss) profit and tax credit (charge)

      The income statement includes the following items:

	2008	2007	2006
	£ million	£ million	£ million
(Loss) profit before tax	(2,074)	1,058	2,111
Tax attributable to policyholders' returns	1,624	5	(830)

(Loss) profit before tax attributable to shareholders	(450)	1,063	1,281
Tax attributable to shareholders' (losses) profits:
Tax credit (charge)	1,683	(349)	(1,195)
Less: tax attributable to policyholders' returns	(1,624)	(5)	830

Tax attributable to shareholders' (losses) profits	59	(354)	365

(Loss) profit from continuing operations after tax	(391)	709	916

(ii) Overview

      For the purposes of explaining the relationship between tax expense and accounting profit, it is appropriate to consider the sources of profit and tax by reference to those that are attributable to shareholders and policyholders, as follows:

	2008			2007			2006
	Attributable to shareholders	Attributable to policyholders*	Total	Attributable to shareholders	Attributable to policyholders*	Total	Attributable to shareholders	Attributable to policyholders*	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
(Loss) profit before tax	(450)	(1,624)	(2,074)	1,063	(5)	1,058	1,281	830	2,111
Taxation charge:
Expected tax rate	41%	100%	87%	31%	100%	30%	30%	100%	57%

Expected tax charge	187	1,624	1,811	(327)	5	(322)	(391)	(830)	(1,221)

Variance from expected tax charge(note v(ii))	(128)	—	(128)	(27)	—	(27)	26	—	26

Actual tax credit (charge)	59	1,624	1,683	(354)	5	(349)	(365)	(830)	(1,195)
Average effective tax rate	13%	100%	81%	33%	100%	33%	28%	100%	57%

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

December 31, 2008

F:    Income statement notes (Continued)

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

        If the shareholder profit is higher than the I-E amount, extra income is attributable to the I-E calculation until the I-E profit equals the shareholder profit. If on the other hand, the I-E profit is the greater, then an amount equal to the shareholder profit is taxed at the corporate rate of tax, with the remainder of the I-E profit being taxed at the lower policyholder rate of tax.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

F:    Income statement notes (Continued)

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

F:    Income statement notes (Continued)

(v) Reconciliation of tax charge on profits attributable to shareholders

2008	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total
	£ million	£ million	£ million	£ million	£ million
Profit before tax attributable to shareholders	92	(652)	323	(213)	(450)
Expected tax ratenote i	16%	35%	28%	31%	42%
Expected tax credit (charge) based on expected tax rates	(15)	228	(91)	65	187
Variance from expected tax chargenote ii	(58)	(156)	49	37	(128)
Actual tax credit (charge)	(73)	72	(42)	102	59
Actual tax rate	79%	11%	13%	48%	13%

Notes

i
Expected tax rates for profit attributable to shareholders: Expected tax rates shown in the table above reflect the corporate tax rates generally applied to taxable profits of the relevant country jurisdictions. For Asian operations the expected tax rates reflect the corporate tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result. The expected tax rate for Other operations reflects the mix of business between UK and overseas operations, which are taxed at a variety of rates. The rate will fluctuate from year to year dependent on the mix of profits between jurisdictions.

ii
For 2008, the principal variances arise from differences between the standard corporation tax rate and actual rates due to a number of factors, including:

a
For Asian long-term operations, tax losses in several jurisdictions which are not expected to be available for relief against future profits, and losses on investments in jurisdictions which do not provide corresponding tax relief;

b
For Jackson, the inability to fully recognise deferred tax assets on losses being carried forward which has partially been offset by the benefit of a deduction from taxable income of a proportion of dividends received attributable to the variable annuity business;

c
For UK insurance operations, prior year adjustments arising from the routine revisions of tax returns, the settlement of outstanding issues with HMRC at an amount below that previously provided and the different tax bases of UK life business; and

d
For Other operations, the settlement of issues with HMRC at amounts below those previously provided and a reduction in amounts previously provided on outstanding issues with HMRC which has been partially offset by the inability to recognise a deferred tax asset on various tax losses.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

F:    Income statement notes (Continued)

2007	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total
	£ million	£ million	£ million	£ million	£ million
Profit before tax attributable to shareholders	103	426	474	60	1,063
Expected tax ratenote i	18%	35%	30%	28%	31%
Expected tax credit (charge) based on expected tax rates	(19)	(149)	(142)	(17)	(327)
Variance from expected tax chargenote ii	(29)	23	(27)	6	(27)
Actual tax charge	(48)	(126)	(169)	(11)	(354)
Actual tax rate	47%	30%	36%	18%	33%

Notes

i
Expected tax rates for profit attributable to shareholders: Expected tax rates shown in the table above reflect the corporate tax rates generally applied to taxable profits of the relevant country jurisdictions. For Asian operations the expected tax rates reflect the corporate tax rates weighted by reference to the source of profits of the operations contributing to the aggregate business result. Expected rates for 2007 for Asia are lower than 2006 due to an increased proportion of profits in low tax jurisdictions. The expected rate for other operations is lower than 2006.The tax rate of 28 per cent reflects the mix of business between UK and overseas operations which are taxed at a variety of rates. The rates will fluctuate year on year dependent on the mix of profits between jurisdictions.

ii
Variances from expected tax charge for results attributable to shareholders: For 2007, the principal variances arise from differences between the standard corporation tax rate and actual rates due to a number of factors, including:

a
For UK insurance operations, disallowed expenses and prior year adjustments arising from routine revisions of tax returns;

b
For Jackson, the benefit of a deduction from taxable income of a proportion of dividends received attributable to the variable annuity business;

c
For Asian long-term operations, tax losses in several jurisdictions which are not expected to be available for relief against future profits, and losses on investments in jurisdictions which do not provide corresponding tax relief; and

d
For other operations, the availability of capital losses brought forward on which no deferred tax had previously been recognized, which have been used against capital gains in the period.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

F:    Income statement notes (Continued)

2006	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total
	£ million	£ million	£ million	£ million	£ million
Profit before tax attributable to shareholders	309	451	426	95	1,281
Expected tax ratenote i	25%	35%	30%	30%	31%
Expected tax credit (charge) based on expected tax rates	(77)	(158)	(128)	(28)	(391)
Variance from expected tax chargenote ii	(5)	8	19	4	26
Actual tax charge	(82)	(150)	(109)	(24)	(365)
Actual tax rate	27%	33%	26%	25%	28%

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

December 31, 2008

G:    Financial assets and liabilities

G1:    Financial instruments—designation and fair values

        The Group designates all financial assets as either fair value through profit and loss, available-for-sale, or as loans and receivables. Financial liabilities are designated as either fair value through profit and loss or amortized cost, or as investment contracts with discretionary participating features accounted for under IFRS 4 as described in note A4.

2008	Fair value through profit and loss	Available- for-sale	Loans and receivables	Total carrying value	Fair value
	£ million	£ million	£ million	£ million	£ million
Financial assets
Cash and cash equivalents	—	—	5,955	5,955	5,955
Deposits	—	—	7,294	7,294	7,294
Equity securities and portfolio holdings in unit trusts	62,122	—	—	62,122	62,122
Debt securitiesnote i	71,225	23,999	—	95,224	95,224
Loansnote ii	—	—	10,491	10,491	10,043
Other investmentsnote iii	6,301	—	—	6,301	6,301
Accrued investment income	—	—	2,513	2,513	2,513
Other debtors	—	—	1,232	1,232	1,232

	139,648	23,999	27,485	191,132

2008	Fair value through profit and loss	Amortized cost	IFRS 4 basis value	Total carrying value	Fair value
	£ million	£ million	£ million	£ million	£ million
Financial liabilities
Core structural borrowings of shareholder-financed operationsnotes i,H13	—	2,958	—	2,958	2,137
Operational borrowings attributable to shareholder-financed operationsH13	—	1,977	—	1,977	1,977
Borrowings attributable to with-profits fundsH13	158	1,150	—	1,308	1,320
Obligations under funding, securities lending and sale and repurchase agreements	—	5,572	—	5,572	5,676
Net asset value attributable to unit holders of consolidated unit trust and similar funds	3,843	—	—	3,843	3,843
Investment contracts with discretionary participating featuresnote iv	—	—	23,446	23,446	—
Investment contracts without discretionary participating features	11,616	2,885	—	14,501	14,568
Other creditors	—	1,496	—	1,496	1,496
Derivative liabilities	4,832	—	—	4,832	4,832
Other liabilities	—	890	—	890	890

	20,449	16,928	23,446	60,823

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

G:    Financial assets and liabilities (Continued)

2007	Fair value through profit and loss	Available- for-sale	Loans and receivables	Total carrying value	Fair value
	£ million	£ million	£ million	£ million	£ million
Financial assets
Cash and cash equivalents	—	—	4,951	4,951	4,951
Deposits	—	—	7,889	7,889	7,889
Equity securities and portfolio holdings in unit trusts	86,157	—	—	86,157	86,157
Debt securitiesnote i	65,349	18,635	—	83,984	83,984
Loansnote ii	—	—	7,924	7,924	8,105
Other investmentsnote iii	4,396	—	—	4,396	4,396
Accrued investment income	—	—	2,023	2,023	2,023
Other debtors	—	—	909	909	909

	155,902	18,635	23,696	198,233

2007	Fair value through profit and loss	Amortized cost	IFRS 4 basis value	Total carrying value	Fair value
	£ million	£ million	£ million	£ million	£ million
Financial liabilities
Core structural borrowings of shareholder-financed operationsnotes i,H13	—	2,492	—	2,492	2,476
Operational borrowings attributable to shareholder-financed operationsH13	—	3,081	—	3,081	3,081
Borrowings attributable to with-profits fundsH13	204	783	—	987	1,006
Obligations under funding, securities lending and sale and repurchase agreements	—	4,081	—	4,081	4,100
Net asset value attributable to unit holders of consolidated unit trust and similar funds	3,556	—	—	3,556	3,556
Investment contracts with discretionary participating featuresnote iv	—	—	29,550	29,550	—
Investment contracts without discretionary participating features	12,110	1,922	—	14,032	14,034
Other creditors	—	1,020	—	1,020	1,020
Derivative liabilities	1,080	—	—	1,080	1,080
Other liabilities	1	790	—	791	791

	16,951	14,169	29,550	60,670

Notes

i
As at December 31, 2008, £620 million (2007: £722 million) of convertible bonds were included in debt securities and £363 million (2007: £278 million) were included in borrowings.

ii
Loans and receivables are reported net of allowance for loan losses of £27 million (2007: £13 million).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

G:    Financial assets and liabilities (Continued)

iii
See note G3 for details of the derivative assets included. The balance also contains the PAC with-profits fund's participation in various investment funds and limited liability property partnerships.

iv
It is impractical to determine the fair value of investment contracts with discretionary participation features due to the lack of a reliable basis to measure such features.

v
For financial liabilities designated as fair value through profit and loss there was no impact on profit from movements in credit risk during 2008 and 2007.

Determination of fair value

        The fair values of the financial assets and liabilities as shown on the table above have been determined on the following bases.

        The fair values of the financial instruments for which fair valuation is required under IFRS and which are in an active market are determined by the use of current market bid prices for quoted investments, or by using quotations from independent third-parties, such as brokers and pricing services. If the market for a financial investment of the Group is not active, the fair values of the financial instruments are established by using valuation techniques. These include financial investments which are not quoted on active markets and financial investments for which markets are no longer active as a result of market conditions e.g. market illiquidity. The valuation techniques used include comparison to recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation. These techniques may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. The source of pricing for the financial investments valued using valuation techniques could be from using quotations from independent third-parties, such as brokers and pricing services or by using valuation techniques modeled internally by the Group. Priority is given to publicly available prices from independent sources, when available but overall, the source of pricing is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date.

        The fair value estimates are made at a specific point in time, based upon available market information and judgements about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In some cases the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the financial instrument. Illiquid market conditions have resulted in inactive markets for certain of the Group's financial instruments. As a result, there is generally no or limited observable market information for these instruments. Fair value estimates for financial instruments deemed to be in an illiquid market are based on judgements regarding current economic conditions, liquidity discounts, currency, credit and interest rate risks, loss experience and other factors. These fair values are estimates and involve considerable uncertainty and variability as a result of the inputs selected and may differ significantly from the values that would have been used had the ready market existed, and the differences could be material.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

G:    Financial assets and liabilities (Continued)

        The loans and receivables have been shown net of provisions for impairment. The fair value of loans has been estimated from discounted cash flows expected to be received. The rate of discount used was the market rate of interest.

        The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's length transaction. This amount is determined using quotations from independent third-parties or valued internally using standard market practices. In accordance with the Group's risk management framework, all internally generated valuations are subject to independent assessment against external counterparties' valuations.

        The fair value of borrowings is based on quoted market prices, where available.

        Section A4 provides details of the determination of fair value for investment contracts without fixed and guaranteed terms (notably UK unit-linked policies). For investment contracts in the US with fixed and guaranteed terms the fair value is determined based on the present value of future cash flows discounted at current interest rates.

        The fair value of other financial liabilities is determined using discounted cash flows of the amounts expected to be paid.

Use of valuation techniques

        The carrying value of financial investments (including derivative liabilities) on the balance sheet of the Group which are not quoted on active markets and for which fair value is determined using internal valuation techniques, or is provided by brokers or pricing services, where the specific securities have been valued using valuation techniques by these third-party providers are as follows:

	Shareholder-backed business
2008	UK with-profits fund*	UK insurance operations	US insurance operations	Other operations	Total
	£ million	£ million	£ million	£ million	£ million
Debt securities	12,341	685	24,246	47	37,319
Equity securities	661	—	235	—	896
Other investments (including derivative assets)	2,189	257	1,215	324	3,985

	15,191	942	25,696	371	42,200
Derivative liabilities	(496)	(238)	(863)	(351)	(1,948)

Net of derivative liabilities	14,695	704	24,833	20	40,252

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

G:    Financial assets and liabilities (Continued)

	Shareholder-backed business
2007	UK with-profits fund*	UK insurance operations	US insurance operations	Other operations	Total
	£ million	£ million	£ million	£ million	£ million
Debt securities	10,640	509	18,996	—	30,145
Equity securities	683	—	166	—	849
Other investments (including derivative assets)	2,425	103	744	73	3,345

	13,748	612	19,906	73	34,339
Derivative liabilities	(168)	(53)	(158)	(138)	(517)

Net of derivative liabilities	13,580	559	19,748	(65)	33,822

*
Including SAIF

        The majority of the financial investments valued using valuation techniques were debt securities. The debt securities shown above include private debt securities such as private placements, project finance, asset securitizations and local authority securities. The securities are mainly long-dated and not regularly traded and are valued internally using market standard practices. The majority of the debt securities above are valued using matrix pricing, which is based on assessing credit quality of the underlying borrower to derive a suitable discount rate relative to government securities. Under matrix pricing, the debt securities are priced by taking the credit spreads on comparable quoted public debt securities and applied to the equivalent debt instruments factoring a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

        Debt securities valued using valuation techniques held for UK insurance operations were £13,026 million (2007: £11,149 million) and of this amount £12,341 million (2007: £10,640 million) related to securities held by with-profits operations and £685 million (2007: £509 million) related to securities held by the UK shareholder-backed business.

        Of the debt securities valued using valuation techniques held by the UK with-profits fund of £12,341 million at December 31, 2008 (2007: £10,640 million), £8,647 million (2007: £7,638 million) have been priced by independent third-parties and £3,694 million (2007: £3,002 million) determined using internal valuation techniques.

        The debt securities held by the UK with-profits fund at December 31, 2008 of £12,341 million include US securities managed by PPM America with a value of £8,773 million. This amount comprises £8,738 million in respect of securities for which the fair value has been measured using valuation techniques for which all inputs significant to the measurement are based on observable market data. This categorization corresponds to 'Level 2' assets under amendments to IFRS 7. £35 million is in respect of securities for which the fair value has been measured using valuation techniques that include any input significant to the measurement that is not based on observable market data i.e. 'Level 3' securities.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

G:    Financial assets and liabilities (Continued)

        For the UK operations, in accordance with the Group's Risk Management Framework, all internally generated calculations are subject to independent assessment by the Group's Fair Value Committees which comprise members who are independent of the fund managers involved in the day-to-day trading in these assets.

        Of the debt securities valued using valuation techniques of £37,319 million (2007: £30,145 million) at December 31, 2008, debt securities with a fair value of £24,246 million (2007: £18,996 million) were held by the US insurance operations. The £24,246 million value at December 31, 2008 comprises 'Level 2' and 'Level 3' securities with values of £20,564 million and £3,681 million, respectively. Typical inputs used in pricing these debt securities include, but are not limited to, reported trades, benchmark yields, credit spreads, liquidity premiums, and/or estimated cash flows based on default and prepayment assumptions.

        The majority of the debt securities of the US insurance operations are priced by independent pricing services and included as 'Level 2' securities. As a result of typical trading volumes and the lack of quoted market prices for most debt securities, independent pricing services will normally derive the security prices through recently reported trades for identical or similar securities, making adjustments through the reporting date based upon available market observable information. If there are no reported trades, the independent pricing services and brokers may use matrix or pricing model processes to develop a security price where future cash flow expectations are developed based upon collateral performance and discounted at relevant market rates.

        Debt securities of US insurance operations valued using internally derived valuation techniques in 2008 include certain asset-backed securities which had previously been valued using prices provided by a pricing service or brokers in the context of active markets. The current market dislocations have caused a reassessment of the valuation process for these asset-backed securities. In particular, beginning at the end of the third-quarter of 2008, the external prices obtained for certain asset-backed securities were deemed to be inappropriate in the current market conditions. For the valuations at December 31, 2008, the US operations have therefore utilized internal valuation models, provided by PPM America, to derive fair values for all non-agency residential mortgage-backed securities and asset-backed securities and certain commercial mortgage-backed securities. Details of these asset-backed securities are provided in notes B4 and D3. The techniques used by PPM America include cash flow models based on spreads and, when available, market indices. The models used begin with current spread levels of similarly-rated securities to determine the market discount rate for the security. Additional risk premiums for illiquidity and non-performance are incorporated, if warranted, and included in the discount rate. Cash flows, as estimated by PPM America using issuer-specific default statistics and prepayment assumptions, are discounted to determine an estimated fair value. The use of internal valuation models has resulted in a fair value of these securities that was higher than those provided from pricing services and brokers of £760 million on a total amortized cost of £3.5 billion.

        The equity securities and other investments which included property and other partnerships in investment pools, venture investments and derivative assets and derivative liabilities as shown on the table above are valued using valuation techniques which apply less readily observable market factors and more non-observable factors than the matrix pricing technique as used for the majority of the debt securities.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

G:    Financial assets and liabilities (Continued)

        The total amount of the change in fair value estimation using valuation techniques, including valuation techniques based on assumptions not wholly supported by observable market prices or rates, recognized in the income statement in 2008 was a gain of £355 million (2007: gain of £288 million) for the with-profits fund investments. The gain in 2008 reflects an underlying loss which is more than offset by the exchange gains of the foreign currency denominated investments of the with-profits fund. Changes in values of assets of the with-profits funds are reflected in policyholder liabilities and unallocated surplus. Due to the liability accounting treatment of unallocated surplus, changes in values of securities held by with-profits funds have no direct effect on the profit or loss attributable to shareholders or shareholders' equity.

        The total amount of the change in fair value estimation using valuation techniques, including those based on assumptions not wholly supported by observable market prices or rates, recognized in the income statement in 2008 and which was attributable to shareholders, was a loss of £685 million (2007: gain of £116 million).

        The 2007 comparatives shown above differ from the previously published information for the inclusion of the financial investments for which prices have been provided by independent third-parties, such as pricing services and brokers, and for which the prices have been derived using valuation techniques by these providers. The previously published information included only the financial investments valued internally using valuation techniques. The 2006 total amount of the change in fair value estimation using valuation techniques recognized in the income statement information is not available on the same basis. However, the majority of the amount would have been related to the with-profit fund investments for which the changes in values have no direct effect on the profit or loss attributable to shareholders or shareholders' equity as described above.

Interest income and expense

        The interest income on financial assets not at fair value through profit and loss for the year ended December 31, 2008 from continuing operations was £2,532 million (2007: £2,016 million; 2006: £2,006 million).

        The interest expense on financial liabilities not at fair value through profit and loss for the year ended December 31, 2008 from continuing operations was £645 million (2007: £699 million; 2006: £624 million).

G2:    Market risk

Interest rate risk

        The following table shows an analysis of the classes of financial assets and liabilities and their direct exposure to interest rate risk. Each applicable class of the Group's financial assets or liabilities is

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

G:    Financial assets and liabilities (Continued)

analyzed between those exposed to fair value interest rate risk, cash flow interest rate risk and those with no direct interest rate risk exposure:

2008	Fair value interest rate risk	Cash flow interest rate risk	Not directly exposed to interest rate risk	Total
	£ million	£ million	£ million	£ million
Financial assets
Cash and cash equivalents	—	—	5,955	5,955
Deposits	1,126	6,084	84	7,294
Debt securities	89,353	5,532	339	95,224
Loans	6,979	3,485	27	10,491
Other investments (including derivatives)	1,539	686	4,076	6,301

	98,997	15,787	10,481	125,265

Financial liabilities
Core structural borrowings of shareholder-financed operations	2,958	—	—	2,958
Operational borrowings attributable to shareholder-financed operations	1,520	454	3	1,977
Borrowings attributable to with-profits funds	729	482	97	1,308
Obligations under funding, securities lending and sale and repurchase agreements	889	4,683	—	5,572
Investment contracts without discretionary participation features	2,885	—	11,616	14,501
Derivative liabilities	1,185	785	2,862	4,832
Other liabilities	218	105	567	890

	10,384	6,509	15,145	32,038

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

G:    Financial assets and liabilities (Continued)

2007	Fair value interest rate risk	Cash flow interest rate risk	Not directly exposed to interest rate risk	Total
	£ million	£ million	£ million	£ million
Financial assets
Cash and cash equivalents	—	—	4,951	4,951
Deposits	678	7,211	—	7,889
Debt securities	76,481	7,503	—	83,984
Loans	4,319	3,605	—	7,924
Other investments (including derivatives)	664	285	3,447	4,396

	82,142	18,604	8,398	109,144

Financial liabilities
Core structural borrowings of shareholder-financed operations	2,492	—	—	2,492
Operational borrowings attributable to shareholder-financed operations	2,743	331	7	3,081
Borrowings attributable to with-profits funds	451	441	95	987
Obligations under funding, securities lending and sale and repurchase agreements	594	3,487	—	4,081
Investment contracts without discretionary participation features	1,922	—	12,110	14,032
Derivative liabilities	244	145	691	1,080
Other liabilities	178	98	515	791

	8,624	4,502	13,418	26,544

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

G:    Financial assets and liabilities (Continued)

Liquidity analysis

2008	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total carrying value
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Financial liabilities
Core structural borrowings of shareholder-financed operationsH13	249	—	—	801	—	849	1,059	2,958
Operational borrowings attributable to shareholder-financed operationsH13	1,584	339	—	—	—	54	—	1,977
Borrowings attributable to with-profits fundsH13	272	580	278	—	—	78	100	1,308
Obligations under funding, securities lending and sale and repurchase agreements	5,572	—	—	—	—	—	—	5,572
Derivative liabilities	3,066	448	266	408	156	488	—	4,832
Other liabilities	646	11	5	—	—	—	228	890

	11,389	1,378	549	1,209	156	1,469	1,387	17,537

2007	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total carrying value
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Financial liabilities
Core structural borrowings of shareholder-financed operationsH13	—	248	—	366	315	801	762	2,492
Operational borrowings attributable to shareholder-financed operationsH13	2,618	51	355	—	—	57	—	3,081
Borrowings attributable to with-profits fundsH13	103	232	265	—	—	83	304	987
Obligations under funding, securities lending and sale and repurchase agreements	4,081	—	—	—	—	—	—	4,081
Derivative liabilities	684	174	10	33	6	173	—	1,080
Other liabilities (including derivatives)	630	7	2	—	—	—	152	791

	8,116	712	632	399	321	1,114	1,218	12,512

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

G:    Financial assets and liabilities (Continued)

        The table below shows the maturity profile for investment contracts on an undiscounted basis to the nearest billion. This maturity profile has been based on the cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results.

2008	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	Total undis- counted value
	£ billion	£ billion	£ billion	£ billion	£ billion	£ billion	£ billion
Life assurance investment contracts	3	18	12	12	9	13	67

2007	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	Total undis- counted value
	£ billion	£ billion	£ billion	£ billion	£ billion	£ billion	£ billion
Life assurance investment contracts	3	12	16	16	15	25	87

        The maturity profile above excludes certain corporate unit-linked business with gross policyholder liabilities of £8 billion (2007: £8 billion) which has no stated maturity.

        This table has been prepared on an undiscounted basis and accordingly the amounts shown for life assurance investment contracts differ from those disclosed on the balance sheet. Durations of long-term business contracts, covering insurance and investment contracts, on a discounted basis are included in section D.

Credit risk

        Of the total loans and receivables held £21 million (2007: £5 million) are past their due date but have not been impaired. Of the total past due but not impaired, £21 million (2007: £5 million) are less than one year past their due date. The Group expects full recovery of these loans and receivables. Financial assets that would have been past due or impaired had the terms not been renegotiated amounted to £1 million (2007: £nil).

        There was no collateral held against loans that are past due and impaired or that are past due but not impaired at December 31, 2008 (2007: £nil).

        In addition, during the year the Group took possession of £66 million (2007: £7 million) of other collateral held as security, which mainly consists of assets that could be readily convertible into cash.

Currency risk

        As at December 31, 2008, the Group held 20 per cent (2007: 19 per cent) and 13 per cent (2007: 13 per cent) of its financial assets and financial liabilities respectively, in currencies, mainly US dollar and Euro, other than the functional currency of the relevant business unit.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

G:    Financial assets and liabilities (Continued)

        The financial assets, of which 77 per cent (2007: 86 per cent) are held by the PAC with-profits fund, allow the PAC with-profits fund to obtain exposure to foreign equity markets.

        The financial liabilities, of which 38 per cent (2007: 19 per cent) are held by the PAC with-profits fund, mainly relate to foreign currency borrowings.

        The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts (note G3 below).

        The amount of exchange gains recognized in the income statement in 2008, except for those arising on financial instruments measured at fair value through profit and loss, is £638 million (2007: £102 million; 2006: £73 million). This constitutes £32 million (2007: £109 million; 2006: £107 million) gains on Medium Term Notes (MTN) liabilities and £606 million of net gains (2007: £7 million net losses; 2006: £34 million net losses), mainly arising on investments of the PAC with-profits fund. The gains on MTN liabilities are fully offset by value movements on cross-currency swaps, which are measured at fair value through profit and loss.

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

        The total fair value balances of derivative assets and liabilities as at December 31, 2008 were as follows:

2008	UK insurance operations	US insurance operations	Asian insurance operations	Asset management	Unallocated to a segment	Group total
	£ million	£ million	£ million	£ million	£ million	£ million
Derivative assets	1,326	675	15	74	280	2,370
Derivative liabilities	(3,401)	(863)	(32)	(292)	(244)	(4,832)

	(2,075)	(188)	(17)	(218)	36	(2,462)

2007	UK insurance operations	US insurance operations	Asian insurance operations	Asset management	Unallocated to a segment	Group total
	£ million	£ million	£ million	£ million	£ million	£ million
Derivative assets	571	390	15	118	3	1,097
Derivative liabilities	(689)	(158)	(2)	(186)	(45)	(1,080)

	(118)	232	13	(68)	(42)	17

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

G:    Financial assets and liabilities (Continued)

        The above derivative assets are included in 'other investments' in the primary statements.

        The notional amount of the derivatives, distinguishing between UK insurance and US operations, was as follows:

	UK insurance operations Notional amount on which future payments are based		US insurance operations Notional amount on which future payments are based
2008	Asset	Liability	Asset	Liability
	£ million	£ million	£ million	£ million
As at December 31, 2008
Cross-currency swaps*	838	1,014	448	218
Equity index call options	17	32	—	—
Swaptions	980	980	28,863	—
Futures	3,286	4,055	—	460
Forwards*	14,315	16,489	—	—
Inflation swaps	2,559	2,482	—	—
Credit default swaps	123	14	—	—
Single stock options	1	1	—	—
Credit derivatives	—	—	31	177
Put options	—	—	6,573	—
Equity options	2	4	3,785	5
Total return swaps	479	514	—	313
Interest rate swaps*	5,074	5,245	1,704	4,514

*
In addition, the other operations, including the Group Treasury function and the Asian operations, have cross-currency swap assets and liabilities with notional amounts of £1,503 million (2007: £730 million) and £605 million (2007: £1,401 million) respectively, forward currency contracts assets and liabilities with notional amounts of £1,419 million (2007: £983 million) and £2,310 million (2007: £773 million) respectively, interest rate swaps assets and liabilities of £1,407 million (2007: £2,799 million) and of £2,316 million (2007: £1,563 million), respectively, and cliquet options assets of £1,525 million (2007: £nil).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

G:    Financial assets and liabilities (Continued)

	UK insurance operations Notional amount on which future payments are based		US insurance operations Notional amount on which future payments are based
2007	Asset	Liability	Asset	Liability
	£ million	£ million	£ million	£ million
As at December 31, 2007
Cross-currency swaps*	658	648	602	—
Equity index call options	—	23	—	—
Swaptions	1,125	—	25,620	1,005
Futures	1,905	2,176	—	371
Forwards*	17,243	17,635	—	—
Inflation swaps	1,758	1,319	—	—
Credit default swaps	4,181	59	—	—
Single stock options	—	—	—	—
Credit derivatives	—	—	3	20
Put options	—	—	3,642	—
Equity options	—	—	5,545	11
Total return swaps	956	955	226	—
Interest rate swaps*	4,335	4,663	1,708	3,587

*
In addition, the other operations, including the Group Treasury function and the Asian operations, have cross-currency swap assets and liabilities with notional amounts of £1,503 million (2007: £730 million) and £605 million (2007: £1,401 million) respectively, forward currency contracts assets and liabilities with notional amounts of £1,419 million (2007: £983 million) and £2,310 million (2007: £773 million) respectively, interest rate swaps assets and liabilities of £1,407 million (2007: £2,799 million) and of £2,316 million (2007: £1,563 million), respectively, and cliquet options assets of £1,525 million (2007: £nil).

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

December 31, 2008

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

Hedging

        The Group has formally assessed and documented the effectiveness of the following hedges under IAS 39.

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

        In addition, Jackson had a common stock equity collar hedge entered into in March 2005. This was to protect Jackson's unrealized gain of US$5.9 million on an equity investment. The hedge expired in March 2008.

        The fair value of the derivatives designated as fair value hedges above at December 31, 2008, were an asset of £17 million and liabilities of £nil (2007: asset of £5 million and liabilities of £25 million). Movements in the fair value of the hedging instruments of a net loss of £4 million (2007: net gain of £6 million; 2006: net gain of £4 million) and the hedged items of a net gain of £7 million (2007: net loss of £4 million; 2006: net loss of £4 million) are recorded in the income statement in respect of the fair value hedges above.

Cash flow hedges

        Following the sale of Egg in 2007, the Group has no cash flow hedges in place. There was no ineffective portion of the cash flow hedge recognized in the income statement in 2007 during the period of ownership and 2006.

Net investment hedges

        The Group has entered into a series of one to three-month period forward currency transactions which together form a US$2 billion net investment hedge of the currency exposure of the net

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

G:    Financial assets and liabilities (Continued)

investments in the US operations. The forward currency contracts were renewed throughout 2008 and 2007. The forward currency contracts in place at December 31, 2008 expire in January 2009. In December 2008, the Group de-designated the US$2 billion forward currency contract and re-designated only US$600 million of the forward currency contract as a partial net investment hedge of the currency exposure of the net investments in the US operations. The change reflected consideration of the direct US dollar exposure for accounting purposes, and the indirect offsetting exposure within the Group's IGD solvency reporting. The fair value of the forward currency contracts at December 31, 2008 was a liability of £56 million (2007: a liability of £44 million), of which £17 million (2007: a liability of £44 million) was designated as a net investment hedge of the currency exposure of the net investments in the US operations.

        In addition, the Group has designated perpetual subordinated capital securities totaling US$1.55 billion as a net investment hedge to hedge the currency risks related to the net investment in Jackson. The carrying value of the subordinated capital securities was £1,059 million (2007: £763 million) as at December 31, 2008. The foreign exchange loss of £299 million (2007: gain of £13 million; 2006: gain of £110 million) on translation of the borrowings to pounds sterling at the balance sheet date is recognized in the translation reserve in shareholders' equity.

        The net investment hedges were 100 per cent effective.

G4:    Derecognition and collateral

Securities lending and reverse repurchase agreements

        The Group has entered into securities lending (including repurchase agreements) whereby blocks of securities are loaned to third-parties, primarily major brokerage firms. The amounts above the fair value of the loaned securities required to be held as collateral by the agreements depend on the quality of the collateral, calculated on a daily basis. The loaned securities are not removed from the Group's consolidated balance sheet, rather they are retained within the appropriate investment classification. Collateral typically consists of cash, debt securities, equity securities and letters of credit. At December 31, 2008, the Group had lent £12,617 million (2007: £17,172 million) (of which £9,701 million (2007: £11,461 million) was lent by the PAC with-profits fund) of securities and held collateral under such agreements of £13,497 million (2007: £18,125 million) (of which £9,924 million (2007: £12,105 million) was held by the PAC with-profits fund).

        At December 31, 2008, the Group had entered into reverse repurchase transactions under which it purchased securities and had taken on the obligation to resell the securities for the purchase price of £588 million (2007: £1,361 million), together with accrued interest.

Collateral and pledges under derivative transactions

        At December 31, 2008, the Group had pledged £1,154 million (2007: £260 million) for liabilities and held collateral of £829 million (2007: £292 million) in respect of over-the-counter derivative transactions.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

G:    Financial assets and liabilities (Continued)

G5:    Impairment of financial assets

        In accordance with the Group's accounting policy set out in note A4, impairment reviews were performed for available-for-sale securities and loans and receivables. In addition, impairment reviews were undertaken for the reinsurers' share of insurance contract liabilities.

        During the year ended December 31, 2008, impairment losses of £525 million (2007: £184 million; 2006: £416 million) were recognized for available-for-sale securities and loans and receivables. These were £497 million (2007: £35 million; £2006: £32 million) in respect of available-for-sale securities held by Jackson and £28 million (2007: £149 million; 2006: £384 million) in respect of loans and receivables. The 2008 impairment charge for loans and receivables of £28 million relates primarily to loans held by the UK with-profits fund. The 2007 impairment charge of £149 million (2006: £384 million) related to loans and advances to customers in the discontinued banking operations during the period of ownership.

        Impairment losses recognized on available-for-sale securities amounted to £497 million (2007: £35 million; 2006 £24 million). Of this amount, 8 per cent (2007: 14 per cent; 2006: 76 per cent) has been recorded on structured asset-backed securities, primarily due to reduced cash flow expectations on such securities that are collateralized by diversified pools of primarily below investment grade securities. Of the losses related to the impairment of fixed maturity securities the top five individual corporate issuers made up 27 per cent (2007: 57 per cent; 2006: 24 per cent), reflecting a deteriorating business outlook of the companies concerned.

        The impairment losses have been recorded in 'investment income' in the income statement.

        In 2008, the Group realized gross losses on sales of available-for-sale securities of £184 million (2007: £86 million; 2006: £58 million) with 55 per cent (2007: 46 per cent; 2006: 30 per cent) of these losses related to the disposal of fixed maturity securities of six (2007: six: 2006: six) individual issuers, which were disposed of to rebalance the portfolio in the US operations in response to the unstable mortgage lending. The effect of those reasonably likely changes in the key assumptions underlying the estimates that underpin the assessment of whether impairment has taken place depends on the factors described in note A3. A key indicator of whether such impairment may arise in future, and the potential amounts at risk, is the profile of gross unrealized losses for fixed maturity securities accounted for on an available-for-sale basis by reference to the time periods by which the securities have been held continuously in an unrealized loss position and by reference to the maturity date of the securities concerned.

        For 2008 the amounts of gross unrealized losses for fixed maturity securities classified as available-for-sale under IFRS in an unrealized loss position was £3,178 million (2007: £439 million; 2006: £256 million). Note D3 provides further details on the impairment charges and unrealized losses of Jackson's available-for-sale securities.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

H:    Other information on balance sheet items

H1:    Intangible assets attributable to shareholders

(a) Goodwill

	2008	2007
	£ million	£ million
Cost
At January 1, and December 31,	1,461	1,461
Aggregate impairment
At January 1, and December 31,	(120)	(120)

Net book amount at December 31,	1,341	1,341

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

	2008	2007
	£ million	£ millions
M&G	1,153	1,153
Other	188	188

	1,341	1,341

        'Other' represents goodwill amounts allocated across CGUs in Asia and US operations. These goodwill amounts are not individually material.

Assessment of whether goodwill may be impaired

        With the exception of M&G, the goodwill attributable to shareholders in the balance sheet mainly relates to acquired life businesses. The Company routinely compares the aggregate of net asset value and acquired goodwill on an IFRS basis of acquired life business with the value of the business as determined using the EEV methodology, as described in note D1. Any excess of IFRS over EEV carrying value is then compared with EEV basis value of current and projected future new business to determine whether there is any indication that the goodwill in the IFRS balance sheet may be impaired.

        Goodwill is tested for impairment by comparing the CGUs carrying amount, excluding any goodwill, with its recoverable amount.

M&G

        The recoverable amount for the M&G CGU has been determined by calculating its value in use. This has been calculated by aggregating the present value of future cash flows expected to be derived from the component businesses of M&G (based upon management projections).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

H:    Other information on balance sheet items (Continued)

        The discounted cash flow valuation has been based on a five-year plan prepared by M&G, and approved by management, and cash flow projections for later years.

        The value in use is particularly sensitive to a number of key assumptions as follows:

  i
  The set of economic, market and business assumptions used to derive the five-year plan. The direct and secondary effects of recent developments, e.g. the fall in global equity markets, are considered in arriving at the expectations for the financial projections for the plan.

  ii
  The assumed growth rate on forecast cash flows beyond the terminal year of the budget. A growth rate of 2.5 per cent has been used to extrapolate beyond the plan period.

  iii
  The risk discount rate. Differing discount rates have been applied in accordance with the nature of the individual component businesses. For retail and institutional business a risk discount rate of 12 per cent has been applied to post-tax cash flows. This represents an average implied discount rate for comparable UK listed asset managers calculated by reference to risk-free rates, equity risk premiums of five per cent and an average 'beta' factor for relative market risk of comparable UK listed asset managers. A similar approach has been applied for the other component businesses of M&G.

  iv
  That asset management contracts continue on similar terms.

        Management believes that any reasonable change in the key assumptions would not cause the carrying amount of M&G to exceed its recoverable amount.

Japanese life company

        The aggregate goodwill impairment of £120 million at December 31, 2008 and 2007 relates to the goodwill held in relation to the Japanese life operation which was impaired in 2005.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

H:    Other information on balance sheet items (Continued)

(b) Deferred acquisition costs and other intangible assets

        Deferred acquisition costs and other intangible assets in the Group consolidated balance sheet attributable to shareholders consist of:

	2008	2007
	£ million	£ million
Deferred acquisition costs (DAC) related to insurance contracts as classified under IFRS 4	5,097	2,644
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	108	113

	5,205	2,757

Present value of acquired in-force policies for insurance contracts as classified under IFRS 4	64	59
Present value of future profits of acquired investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	1	4
Distribution rights	79	16

	144	79

Total of deferred acquisition costs and other intangible assets	5,349	2,836
Arising in:
UK insurance operations	134	157
US insurance operations	3,962	1,928
Asian insurance operations	1,247	745
Asset management operations	6	6

	5,349	2,836

        The movement in the year comprises:

	2008	2007
	£ million	£ million
Balance at January 1	2,836	2,497
Additions	959	717
Amortization to income statement	(551)	(424)
Exchange differences	1,035	(42)
Change in shadow DAC (note D3 (i))	1,070	88

Balance at December 31	5,349	2,836

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

H:    Other information on balance sheet items (Continued)

Deferred acquisition costs related to insurance contracts attributable to shareholders

        The movement in deferred acquisition costs relating to insurance contracts attributable to shareholders is as follows:

	2008	2007
	£ million	£ million
Deferred acquisition costs at January 1	2,644	2,315
Additions	887	694
Amortization	(520)	(410)
Exchange differences	1,016	(44)
Change in shadow DAC	1,070	89

Deferred acquisition costs at December 31	5,097	2,644

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

        Amortization of this intangible asset is included in the 'acquisition costs and other operating expenditure' line in the income statement.

	2008	2007
	£ million	£ million
At January 1
Gross amount	136	130
Accumulated amortization	(23)	(20)

Net book amount	113	110

Additions (through internal development)	12	7
Amortization	(17)	(3)
Other charges	—	(1)

At December 31	108	113

Comprising:
Gross amount	148	136
Accumulated amortization	(40)	(23)

Net book amount	108	113

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

H:    Other information on balance sheet items (Continued)

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

	2008		2007
	Insurance contracts	Investment management	Insurance contracts	Investment management
	£ million	£ million	£ million	£ million
At January 1,
Cost	161	12	220	12
Accumulated amortization	(102)	(8)	(154)	(6)

Net book amount	59	4	66	6

Exchange differences	14	—	2	—
Amortization charge	(9)	(3)	(9)	(2)

At December 31,	64	1	59	4

Comprising:
Cost	184	12	161	12
Accumulated amortization	(120)	(11)	(102)	(8)

Net book amount	64	1	59	4

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

H:    Other information on balance sheet items (Continued)

Distribution rights attributable to the Asian insurance operations

        Distribution rights relate to facilitation fees paid in respect of the bancassurance partnership arrangements in Asia for the bank distribution of Prudential's insurance products for a fixed period of time. The distribution rights amounts are amortized over the term of the distribution contracts.

	2008	2007
	£ million	£ million
At January 1
Gross amount	16	—
Accumulated amortization	0	—

	16	—

Additions	62	16
Amortization charge	(4)	—
Exchange differences	5	—

At December 1	79	16

Comprising:
Gross amount	84	16
Accumulated amortization	(5)	—

	79	16

H2:    Intangible assets attributable to with-profits funds

(a) Goodwill in respect of acquired investment subsidiaries for venture fund and other investment purposes

2008
£ million
Goodwill
Carrying value at January 1, 2008	192
Amortization charge	—
Impairment	(18)

At December 1, 2008	174

        All the goodwill relates to the UK and the insurance operations segments.

        Following the sale by the Group of PPM Capital in November 2007, the only venture fund investment consolidated by the Group relates to an investment by PAC with-profits fund managed by M&G. The goodwill shown in the table above relates to this venture fund investment. Goodwill is tested for impairment for this investment by comparing the investment's carrying value with its recoverable amount. The recoverable amount of the investment was determined by calculating its fair value less costs to sell. At December 31, 2008, following the impairment testing carried out, £18 million of the goodwill was deemed to be impaired and written off accordingly.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

H:    Other information on balance sheet items (Continued)

        The impairment charge of £18 million is recorded under 'acquisition costs and other operating expenditure' but is also taken account of in determining the charge/credit in the income statement for the transfer to the liability for unallocated surplus of with-profits funds.

(b) Deferred acquisition costs and other intangible assets

        Other intangible assets in the Group consolidated balance sheet attributable to with-profit funds consist of:

	2008	2007
	£ million	£ million
Deferred acquisition costs related to insurance contracts attributable to the PAC with-profit fund	13	19
Distribution rights attributable to with-profit funds of the Asian insurance operations	113	—

	126	19

Deferred acquisition costs related to insurance contracts attributable to the PAC with-profit fund

        The movement in deferred acquisition costs relating to insurance contracts attributable to the PAC with-profit fund is as follows:

	2008	2007
	£ million	£ million
At January 1	19	31
Additions	—	1
Amortization charge	(6)	(13)

At December 31	13	19

        The above costs relate to non-participating business written by the PAC with-profits sub-fund.

        No deferred acquisition costs are established for the participating business.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

H:    Other information on balance sheet items (Continued)

Distribution rights attributable to with-profit funds of the Asian insurance operations

        Distribution rights relate to facilitation fees paid in relation to the bancassurance partnership arrangements in Asia for the bank distribution of Prudential's insurance products for a fixed period of time. The distribution rights amounts are amortized over the term of the distribution contracts.

2008
£ million
Gross amount	—
Accumulated amortization	—

—

Additions	115
Amortization charge	(2)
Exchange differences	—

At December 31,	113

Comprising:
Gross amount	115
Accumulated amortization	(2)

113

H3:    Reinsurers' share of insurance contract liabilities

	2008	2007
	£ million	£ million
Insurance contract liabilities	1,176	724
Claims outstanding	64	59

	1,240	783

        The movement on reinsurers' share of insurance contract liabilities is as follows:

	2008	2007
	£ million	£ million
At January 1	724	878
Movement in the year	243	(147)
Foreign exchange translation differences	209	(7)

At December 31	1,176	724

H4:    Tax assets and liabilities

Assets

        Of the £657 million (2007: £285 million) current tax recoverable, the majority is expected to be recovered in one year or less.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

H:    Other information on balance sheet items (Continued)

Deferred tax asset

	2008	2007
	£ million	£ million
Unrealized losses on investments	1,267	129
Balances relating to investment and insurance contracts	12	2
Short-term timing differences	1,282	770
Capital allowances	16	20
Unused deferred tax losses	309	30

Total	2,886	951

        The deferred tax asset at December 31, 2008 and 2007 arises in the following parts of the Group.

	2008	2007
	£ million	£ million
UK insurance operations:
SAIF	7	1
PAC with-profits fund (including PAL)	272	93
Other	234	11
US insurance operations	1,969	657
Asian insurance operations	101	73
Other operations	303	116

	2,886	951

        Deferred tax assets are recognized to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted. The significant increases in 2008 reflect the incidence of unrealized losses on the fixed income securities of US insurance operations, for which there is the intent and ability to hold for the longer term. In addition, deferred tax balances to UK shareholder-backed insurance business has increased reflecting losses carried forward on the tax basis which reflects the regulatory basis.

        The UK taxation regime applies separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2008 results and balance sheet position at December 31, 2008, the possible tax benefit of approximately £211 million (2007: £280 million), which may arise from capital losses valued at approximately £1 billion (2007: £1.4 billion), is sufficiently uncertain that it has not been recognized. In addition, a potential deferred tax asset of £678 million (2007: £112 million), which may arise from tax losses and other potential temporary differences totaling £2.2 billion (2007: £350 million) is sufficiently uncertain that it has not been recognized. Forecasts as to when the tax losses and other temporary differences are likely to be utilized indicate that they may not be utilized in the short term.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

H:    Other information on balance sheet items (Continued)

Liabilities

        Of the £842 million (2007: £1,237 million) current tax liability, it is not practicable to estimate how much is expected to be settled in one year or less due to the uncertainty over when outstanding issues will be agreed with HM Revenue & Customs.

Deferred tax liability

	2008	2007
	£ million	£ million
Unrealized gains on investments	765	2,098
Balances relating to investment and insurance contracts	968	599
Short-term timing differences	1,490	693
Capital allowances	6	12

	3,229	3,402

        Unprovided deferred income tax liabilities on temporary differences associated with investments in subsidiaries, associates and interests in joint ventures are considered to be insignificant due to the availability of various UK tax exemptions and reliefs.

Discounting

        Deferred tax asset and liability balances have not been discounted.

H5:    Accrued investment income and other debtors

	2008	2007
	£ million	£ million
Accrued investment income
Interest receivable	1,775	1,434
Other	738	589

Total	2,513	2,023

Other debtors
Premiums receivable:
From policyholders	194	154
From intermediaries	17	13
From reinsurers	253	104
Other	768	638

Total	1,232	909

Total accrued investment income and other debtors	3,745	2,932

        Of the £3,745 million (2007: £2,932 million) of accrued investment income and other debtors, £114 million (2007: £64 million) is expected to be settled after one year or more.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

H:    Other information on balance sheet items (Continued)

H6:    Property, plant and equipment

        Property, plant and equipment comprise Group occupied properties, development property and tangible assets. A reconciliation of the carrying amount of these items from the beginning of the year to the end of the year is as follows:

	Group occupied property	Development property	Tangible assets	Continuing operations	Discontinued operations	Total
	£ million	£ million	£ million	£ million	£ million	£ million
At January 1, 2007
Cost	225	479	917	1,621	226	1,847
Accumulated depreciation	(33)	—	(518)	(551)	(163)	(714)

Net book amount	192	479	399	1,070	63	1,133

Year ended December 31, 2007
Opening net book amount	192	479	399	1,070	63	1,133
Exchange differences	2	—	1	3	—	3
Depreciation charge	(48)	—	(50)	(98)	(9)	(107)
Additions	71	48	109	228	3	231
Arising on acquisition of subsidiaries	5	—	33	38	—	38
Disposal of subsidiaries	—	—	—	—	(57)	(57)
Deconsolidated venture fund investmentsI6	(69)	—	(261)	(330)	—	(330)
Disposals	(2)	—	(25)	(27)	—	(27)
Reclassification from held for investment	—	120	—	120	—	120
Reclassification from held for sale	—	8	—	8	—	8

Closing net book amount	151	655	206	1,012	—	1,012

At January 1, 2008
Cost	172	655	612	1,439	—	1,439
Accumulated depreciation	(21)	—	(406)	(427)	—	(427)

Net book amount	151	655	206	1,012	—	1,012

Year ended December 31, 2008
Opening net book amount	151	655	206	1,012		1,012
Exchange differences	45	—	40	85		85
Depreciation charge	(3)	—	(67)	(70)		(70)
Additions	3	152	85	240		240
Disposals	(1)	—	(23)	(24)		(24)
Reclassification from (to) held for investment	68	(676)	—	(608)		(608)

Closing net book amount	263	131	241	635		635

At December 31, 2008
Cost	292	131	717	1,140		1,140
Accumulated depreciation	(29)	—	(476)	(505)		(505)

Net book amount	263	131	241	635		635

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

H:    Other information on balance sheet items (Continued)

        All additions arising on acquisition of subsidiaries in 2007 related to acquisitions of venture investment subsidiaries of the PAC with-profits fund.

Capital expenditure: property, plant and equipment by primary segment

	2008	2007
	£ million	£ million
Insurance operations	212	206
Asset management	13	11
Unallocated corporate	16	11

Continuing operations	241	228
Discontinued banking operations	—	3

Total	241	231

Capital expenditure: property, plant and equipment by secondary segment

	2008	2007
	£ million	£ million
UK	173	145
US	20	33
Asia	48	50

Continuing operations	241	228
Discontinued banking operations	—	3

Total	241	231

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

H:    Other information on balance sheet items (Continued)

H7:    Investment properties

        Investment properties principally relate to the PAC with-profits fund and are carried at fair value. A reconciliation of the carrying amount of investment properties at the beginning and end of the year is set out below:

	2008	2007
	£ million	£ million
At January 1	13,688	14,491
Additions:
Resulting from acquisitions	1,414	1,707
Resulting from expenditure capitalized	218	128
Resulting from acquisitions through business combinations	463	—
Disposals	(1,010)	(1,378)
Net loss from fair value adjustments	(3,784)	(1,128)
Net foreign exchange differences	395	14
Transfers to held for sale assets	—	(25)
Transfers from (to) development properties	676	(121)
Transfers to owner occupied properties	(68)	—

At December 31	11,992	13,688

        The income statement includes the following items in respect of investment properties:

	2008	2007	2006
	£ million	£ million	£ million
Rental income from investment properties	726	670	744
Direct operating expenses (including repairs and maintenance expenses) arising from investment properties:
That generated rental income during the year	109	117	118
That did not generate rental income during the year	1	—	8

Total direct operating expenses	110	117	126

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

H:    Other information on balance sheet items (Continued)

        Investment properties of £3,559 million (2007: £3,665 million) are held under finance leases. A reconciliation between the total of future minimum lease payments at the balance sheet date, and their present value is shown below:

	2008	2007
	£ million	£ million
Future minimum lease payments at December 31,	963	979
Future finance charges on finance leases	(863)	(877)

Present value of minimum lease payments	100	102

Future minimum lease payments are due as follows:
Less than 1 year	5	5
1 to 5 years	22	22
Over 5 years	936	952

Total	963	979

The present values of these minimum lease payments are:
Less than 1 year	5	5
1 to 5 years	22	22
Over 5 years	73	75

Total	100	102

        Contingent rent is that portion of the lease payments that is not fixed in amount but is based on the future value of a factor that changes other than with the passage of time. Contingent rent recognized as an expense in 2008 amounted to £nil (2007: £14 million; 2006: £11 million). Contingent rents recognized as income in the year amounted to £nil (2007: £26 million; 2006: £33 million).

        The Group's policy is to rent investment properties to tenants through operating leases. Minimum future rentals to be received on non-cancellable operating leases are receivable in the following periods:

	2008	2007
	£ million	£ million
Less than 1 year	742	679
1 to 5 years	2,599	2,464
Over 5 years	9,106	8,266

Total	12,447	11,409

        The total minimum future rentals to be received on non-cancellable sub-leases for land and buildings at December 31, 2008 are £3,730 million (2007: £2,746 million).

H8:    Investments in associates and joint ventures

Investments in associates

        The Group had four associates at December 31, 2008 (2007: four) that are accounted for using the equity method. The Group's associates are a 30 per cent interest in The Nam Khang, a Vietnamese

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

H:    Other information on balance sheet items (Continued)

property developer, a 30 per cent interest in Apollo Education and Training Organization Vietnam, a 25 per cent interest in OYO Developments Limited, and a 26.8 per cent interest in IFonline Group Limited (IFonline).

        The Group also has investments in associates which meet the IAS 28 criteria for measurement at fair value through profit and loss in accordance with IAS 39.

Associates accounted for using the equity method

        Equity accounting is applied to IFonline based on its reporting period of the year to November 30, and is adjusted for material changes up to December 31. Accordingly, the information is deemed to cover the same period as that of the Group.

        A summary of the movements in investments in associates accounted for using the equity method in 2008, 2007 and 2006 is set out below:

	Share of capital	Share of reserves	Share of net assets	Goodwill	Total carrying value
	£ million	£ million	£ million	£ million	£ million
Balance at January 1, 2006	4	(6)	(2)	7	5
Share of profit for the year after tax	—	1	1	—	1

Balance at December 31, 2006	4	(5)	(1)	7	6
Acquisitions	5	—	5	1	6
Share of profit for the year after tax	—	—	—	—	—

Balance at December 31, 2007	9	(5)	4	8	12
Impairment of goodwill	—	—	—	(6)	(6)
Exchange translation and other movements	3	1	4	—	4
Share of loss for the year after tax	—	—	—	—	—

Balance at December 31, 2008	12	(4)	8	2	10

        There have been no changes recognized directly in the equity of associates that would also be recognized directly in equity by the Group.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

H:    Other information on balance sheet items (Continued)

        The Group's share of the assets and liabilities, of associates accounted for using the equity method at December 31, 2008 and 2007 and their revenues and profit and loss for 2008, 2007 and 2006 are as follows:

	2008	2007
	£ million	£ million
Financial position
Total assets (excluding goodwill)	12	7
Total liabilities	(4)	(3)

Net assets	8	4

	2008	2007	2006
	£ million	£ million	£ million
Results of operations
Revenue	3	5	3
Profit in the year	—	—	1

Associates carried at fair value through profit and loss

        The Group's associates that are carried at fair value through profit and loss comprise investments in OEICs, unit trusts, funds holding collateralized debt obligations, property unit trusts, and venture capital investments of the PAC with-profits fund where the Group has significant influence. These investments are incorporated both in the UK and overseas, and some have year ends which are non-coterminous with that of the Group. In these instances, the investments are recorded at fair value at December 31, 2008 based on valuations or pricing information at that specific date. The aggregate fair value of associates carried at fair value through profit and loss where there are published price quotations is approximately £4 billion (2007: £2 billion) at December 31, 2008.

        The aggregate assets of these associates are approximately £8 billion (2007: £9 billion). Aggregate liabilities, excluding liabilities to unit holders and shareholders for unit trusts and OEICs, are approximately £2 billion (2007: £2 billion). Fund revenues, with revenue arising in unit trusts and OEICs deemed to constitute the investment return for these vehicles, were approximately £0.8 billion (2007: £0.5 billion) and net loss in the year, excluding unit trusts and OEICs where all investment returns accrue to unit holders or shareholders respectively, was approximately £0.3 billion (2007: profit of £0.2 billion).

Investments in joint ventures

        Joint ventures represent activities over which the Group exercises joint control through contractual agreement with one or more parties. The Group's significant joint ventures, which are accounted for

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

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

        In August 2007, the Group increased its stake in CITIC Prudential Fund Management Company Limited from 33 per cent to 49 per cent.

        On September, 29 2007, following expiry of the previous management agreement, a revised arrangement was put in place in respect of CITIC—Prudential Life Insurance Company Limited following which the Group's investment has been accounted for as a joint venture. Prior to the change in management agreement CITIC—Prudential Life Insurance Company Limited was accounted for as a subsidiary undertaking. Whilst the management agreement has been revised there has been no change in the Group's level of holding.

        The investments noted in the table above have the same accounting year end as the Group, except for ICICI Prudential Life Insurance Company Limited and Prudential ICICI Asset Management Company Limited. Although these investments have reporting periods ending March 31, 12 months of financial information up to December 31, is recorded. Accordingly, the information is deemed to cover the same period as that of the Group.

        The summarized financial data for the Group's share of investments in joint ventures is as follows:

	2008	2007
	£ million	£ million
Financial position
Current assets	250	1,277

Non-current assets	1,212	173

Total assets	1,462	1,450
Current liabilities	(159)	(115)
Non-current liabilities	(1,063)	(1,121)

Total liabilities	(1,222)	(1,236)

Net equity	240	214

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

H:    Other information on balance sheet items (Continued)

	2008	2007	2006
	£ million	£ million	£ million
Results of operations
Revenues	656	500	265
Expenses	(649)	(546)	(273)

Net profit (loss)	7	(46)	(8)

        There are several minor service agreements in place between the joint ventures and the Group. During 2008, the aggregate amount of the transactions was £15.9 million (2007: £5.4 million) and the balance outstanding as at December 31, 2008 was £22.5 million (2007: £4.7 million).

        The joint ventures have no significant contingent liabilities to which the Group is exposed nor does the Group have any significant contingent liabilities in relation to its interest in the joint ventures.

H9:    Assets held for sale

        Assets held for sale in 2007 of £30 million comprised investment property of the PAC with-profits fund.

        Investment properties are classified as held for sale when contracts have been exchanged but the sale has not been completed at the period end. There were no assets held for sale at December 31, 2008.

        Gains on disposal of held for sale assets are recorded in 'investment income' within the income statement.

H10:    Cash and cash equivalents

        Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days maturity from the date of acquisition. Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

	2008	2007
	£ million	£ million
Cash	5,362	4,528
Cash equivalents	593	423

Total cash and cash equivalents	5,955	4,951

        Cash and cash equivalents held centrally are considered to be available for general use by the Group. These funds amount to £165 million and £394 million at December 31, 2008 and 2007, respectively. The remaining funds are considered not to be available for general use by the Group, and include funds held for the benefit of policyholders.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

H:    Other information on balance sheet items (Continued)

H11:    Shareholders' equity: Share capital, share premium and reserves

	2008	2007
	£ million	£ million
Share capital and share premium
Share capital	125	123
Share premium	1,840	1,828
Reserves
Retained earnings	3,604	4,301
Translation reserve	638	(112)
Available-for-sale reserve	(1,149)	(78)

Total shareholders' equity	5,058	6,062

        The authorized share capital of the Company is £220 million (2007: £220 million) (divided into 4,000,000,000 (2007: 4,000,000,000) ordinary shares of 5 pence each and 2,000,000,000 sterling preference shares of 1 pence each) and US$20 million (divided into 2,000,000,000 US dollar preference shares of 1 cent each) and Euros 20 million (divided into 2,000,000,000 Euro preference shares of 1 cent each). None of the preference shares have been issued. A summary of the ordinary shares in issue is set out below:

Share capital and share premium

	Number of ordinary shares	Share capital	Share premium
		£ million	£ million
2007
Issued shares of 5p each fully paid:
At the beginning of the year	2,444,312,425	122	1,822
Shares issued under share option schemes	803,818	—	6
Shares issued in lieu of cash dividends	24,900,997	1	175
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	—	—	(175)

At end of the year	2,470,017,240	123	1,828

2008
Issued shares of 5p each fully paid:
At the beginning of the year	2,470,017,240	123	1,828
Shares issued under share option schemes	2,307,469	—	12
Shares issued in lieu of cash dividends	24,622,979	2	156
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	—	—	(156)

At end of the year	2,496,947,688	125	1,840

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

H:    Other information on balance sheet items (Continued)

        Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

        At December 31, 2008, there were options outstanding under Save As You Earn schemes to subscribe for 6,825,343 (2007: 9,017,442) shares at prices ranging from 266 pence to 617 pence (2007: 266 pence to 695 pence) and exercisable by the year 2015 (2014). In addition, there are 967,652 (2007: 2,037,220) conditional options outstanding under the RSP and 4,906,234 (2007: 3,485,617) under the GPSP exercisable at nil cost within a 10-year period.

        The cost of own shares of £75 million as at December 31, 2008 (2007: £60 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans and savings-related share option schemes. At December 31, 2008, 6.4 million (2007: 6.6 million) Prudential plc shares with a market value of £27 million (2007: £47 million) were held in such trusts. Of this total, 6.0 million (2007: 5.1 million) shares were held in trusts under employee incentive plans. In 2008, the Company purchased 5.4 million (2007: 1.2 million) shares in respect of employee incentive plans at a cost of £27 million (2007: £9 million). The maximum number of shares held in the year was 6.6 million which was at the beginning of the year.

        Of the total shares held in trust, 0.4 million (2007: 1.5 million) shares were held by a qualifying employee share ownership trust. These shares are expected to be fully distributed in the future on maturity of savings-related share option schemes.

        The Group has consolidated a number of authorized investment funds where it is deemed to control these funds under IFRS. Certain of these funds hold shares in Prudential plc. The total number of shares held by these funds at December 31, 2008 was 9.2 million (2007: 4.1 million) and the cost of acquiring these shares of £47 million (2007: £22 million) is included in the cost of own shares. The market value of these shares as at December 31, 2008 was £37 million (2007: £29 million).

Reserves

        The translation reserve represents cumulative foreign exchange translation differences taken directly to equity in accordance with IFRS, net of related tax. In accordance with IFRS 1, cumulative translation differences are deemed to be zero at January 1, 2004, the date of transition to IFRS.

        The available-for-sale reserve represents gains or losses arising from changes in the fair value of available-for-sale securities of Jackson, net of the related change in amortization of deferred income and acquisition costs and of the related tax.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

H:    Other information on balance sheet items (Continued)

H12:    Insurance contract liabilities and unallocated surplus of with-profits funds

Movement in year

	Insurance contract liabilities	Unallocated surplus of with-profits funds
	£ million	£ million
At January 1, 2007	123,339	13,425
Income and expense included in the income statement	9,604	541
Foreign exchange translation differences	(167)	(7)

At December 31, 2007	132,776	13,959

At January 1, 2008	132,776	13,959
Income and expense included in the income statement	(12,760)	(5,815)
Foreign exchange translation differences	16,014	270

At December 31, 2008	136,030	8,414

        Note B4 provides further analysis of the movement in the year of the Group's policyholder liabilities and unallocated surplus of the with-profits funds.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

H:    Other information on balance sheet items (Continued)

H13:    Borrowings

Core structural borrowings of shareholder-financed operations

	Innovative Tier 1*	Lower Tier 2*	Senior†	2008 Total	2007 Total
	£ million	£ million	£ million	£ million	£ million
Parent company
Subordinated debt:
€500m 5.75% Subordinated Notes 2021note i		482		482	365
€20m Medium-Term Subordinated Notes 2023note ii		19		19	15
£435m 6.125% Subordinated Notes 2031		427		427	427
US$1,000m 6.5% Perpetual Subordinated Capital Securitiesnote iii	696			696	485
US$250m 6.75% Perpetual Subordinated Capital Securitiesnote iv	173			173	124
US$300m 6.5% Perpetual Subordinated Capital Securitiesnotes iv,v	190			190	154

	1,059	928	—	1,987	1,570
Senior debt:‡
£249m 5.5% Bonds 2009			249	249	248
£300m 6.875% Bonds 2023			300	300	300
£250m 5.875% Bonds 2029			249	249	249
	—	—	798	798	797

Total parent company†	1,059	928	798	2,785	2,367
Jackson
US$250m 8.15% Surplus Notes 2027note vi		173		173	125

Totalnote vii	1,059	1,101	798	2,958	2,492

*
These debt classifications are consistent with the treatment of capital for regulatory purposes, as defined in the FSA Handbook.

†
Including central finance subsidiaries.

‡
The senior debt ranks above subordinated debt in the event of liquidation.

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

(iii)
Interest on the US$1,000 million 6.5 per cent borrowings was swapped into floating rate payments at three month US$Libor plus 0.80 per cent. In January 2009, this swap was cancelled.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

H:    Other information on balance sheet items (Continued)

(iv)
The US$250 million 6.75 per cent borrowings and the US$300 million 6.5 per cent borrowings can be converted, in whole or in part, at the Company's option and subject to certain conditions, on any interest payment date falling on or after 23 March 2010 and 23 March 2011 respectively, into one or more series of Prudential preference shares.

(v)
Interest on the US$300 million 6.5 per cent borrowings was swapped into floating rate payments at three month US$Libor plus 0.0225 per cent. In January 2008, this was swapped back into fixed rate payments at 6.5 per cent.

(vi)
The Surplus Notes are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of Jackson.

(vii)
Maturity analysis

The following table sets out the maturity analysis of the Group's core structural borrowings:

	2008	2007
	£ million	£ million
Less than 1 year	249	—
1 to 2 years	—	248
2 to 3 years	—	—
3 to 4 years	—	—
4 to 5 years	—	—
Over 5 years	2,709	2,244

Total	2,958	2,492

Operational borrowings attributable to shareholder-financed operations

	2008	2007
	£ million	£ million
Borrowings in respect of short-term fixed income securities programs
Commercial paper	1,269	2,422
Medium-Term Notes 2008	—	48
Medium-Term Notes 2010	9	7

	1,278	2,477

Non-recourse borrowings of US operationsnote i
Jacksonnote ii	104	126
Investment subsidiaries	23	9
Piedmont and CDO fundsnote iii	384	456

	511	591

Other borrowings
Bank loans and overdraftsnote iv	185	6
Obligations under finance leases	3	7

	188	13

Totalnote vi	1,977	3,081

Notes

(i)
In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of those subsidiaries and funds.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

H:    Other information on balance sheet items (Continued)

(ii)
This represents senior debt issued through the Federal Home Loan Bank of Indianapolis and is secured on collateral posted with FHLB by Jackson. The interest rate on this debt is variable based on a market rate and was 0.47 per cent at December 31, 2008.

(iii)
Piedmont is an investment trust investing in certain asset-backed and mortgage-backed securities in the US. These borrowings pertain to debt instruments issued to external parties.

(iv)
Bank loans and overdrafts include a short-term loan of £130 million in Asian operations (2007: £nil).

(v)
In addition to the operational borrowings shown in the table above, in October 2008 Prudential plc issued £200 million Floating Rate Notes 2009, which were wholly subscribed to by a Group subsidiary. These borrowings have been eliminated on consolidation.

(vi)
Maturity analysis

The following table sets out the maturity analysis of the Group's operational borrowings attributable to shareholder-financed operations:

	2008	2007
	£ million	£ million
Less than 1 year	1,584	2,618
1 to 2 years	9	—
2 to 3 years	38	7
3 to 4 years	52	44
4 to 5 years	240	54
Over 5 years	54	358

Total	1,977	3,081

Borrowings attributable to with-profits funds

	2008	2007
	£ million	£ million
Non-recourse borrowings of consolidated investment fundsnote i	1,161	789
£100m 8.5% Undated Subordinated Guaranteed Bonds of Scottish Amicable Finance plcnote ii	100	100
Other borrowings (predominantly obligations under finance leases)	47	98

Totalnote iii	1,308	987

Notes

(i)
In all instances the holders of the debt instruments issued by these funds do not have recourse beyond the assets of those funds.

(ii)
The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinate to the entitlements of the policyholders of that fund.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

H:    Other information on balance sheet items (Continued)

(iii)
Maturity analysis

The following table sets out the maturity analysis of the Group's borrowings attributable to with-profits funds:

	2008	2007
	£ million	£ million
Less than 1 year	272	103
1 to 2 years	12	16
2 to 3 years	150	62
3 to 4 years	418	—
4 to 5 years	—	154
Over 5 years	456	652

Total	1,308	987

H14:    Provisions and contingencies

Provisions

	2008	2007
	£ million	£ million
Provision in respect of defined benefit pension schemes:I1
Deficit, gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies:
Attributable to PAC with-profits fund (i.e. absorbed by the liability for unallocated surplus)	67	98
Attributable to shareholder-financed operations (i.e. to shareholders' equity)	82	85

	149	183
Add back: Investments in Prudential insurance policies	157	172

Provision after elimination of investments in Prudential insurance policies and matching policyholder liability from Group balance sheet	306	355
Other provisions (see below)	155	220

Total provisions	461	575

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

H:    Other information on balance sheet items (Continued)

        Analysis of other provisions:

	2008	2007
	£ million	£ million
At January 1,	220	238
Charged to income statement:
Additional provisions	48	116
Unused amounts released	(24)	(23)
Used during the year	(101)	(112)
Exchange differences	12	1

At December 31,	155	220

Comprising:
Legal provisions	23	19
Restructuring provisions	21	35
Other provisions	111	166

Total	155	220

        Of the other provisions balance of £155 million (2007: £220 million), £90 million (2007: £77 million) is expected to be settled within one year. Employer contributions expected to be paid into defined benefit pension schemes within one year are shown in note I1.

Legal provisions

        The legal provisions of £23 million (2007: £19 million) relate predominantly to Jackson. Jackson has been named in civil proceedings, which appear to be substantially similar to other class action litigation brought against many life insurers in the US, alleging misconduct in the sale of insurance products. During 2008, £2 million was paid.

Restructuring provisions

        Restructuring provisions of £21 million (2007: £35 million) relate to restructuring activities of UK insurance operations.

        In 2004 and 2005, UK insurance operations implemented restructurings relating to document management review, streamlining operations, and the relocation of activities to an offshore base in India. In December 2005, the Group announced an initiative for UK insurance operations to work more closely with M&G and in the process facilitate the realization of substantial annualized pre-tax cost savings and opportunities for revenue synergies.

        On November 28, 2007 UK insurance operations announced it had entered into a partnership agreement with Capita Group Plc (Capita) to outsource a large proportion of its in-force and new business policy administration. Under the terms of the proposed agreement, Capita will provide customer servicing, policy administration, new business processing, claims activity and related IT support.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

H:    Other information on balance sheet items (Continued)

        At January 1, 2007, a provision of £72 million was brought forward, and during 2007 an additional £21 million was provided, £14 million of unused provision was released, and £44 million was paid.

        During 2008, an additional provision of £4 million was provided, £7 million of unused provision was released, and £11 million was paid.

Other provisions

        Other provisions of £111 million (2007: £166 million) include provisions of £95 million (2007: £155 million) relating to staff benefit schemes. During 2008, another £37 million was provided (including exchange movements of £6 million), £15 million of unused provision was released and £82 million was paid. In 2007, a provision of £134 million was brought forward, an additional £78 million was provided, £3 million of unused provision was released and £54 million was paid. Other provisions also include £16 million (2007: £11 million) relating to various onerous contracts where, in 2008, an additional £10 million was provided and £5 million was used. In 2007, £18 million was brought forward, £2 million was provided and £1 million was released and £8 million was paid.

Contingencies and related obligations

Litigation

        In addition to the legal proceedings relating to Jackson mentioned above, the Group is involved in other litigation and regulatory issues. Whilst the outcome of such matters cannot be predicted with certainty, the directors believe that the ultimate outcome of such litigation and regulatory issues will not have a material adverse effect on the Group's financial condition, results of operations, or cash flows.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

H:    Other information on balance sheet items (Continued)

        The table below summarizes the change in the pension mis-selling provision for the years ended December 31, 2008 and 2007. The change in the provision is included in benefits and claims in the income statement and the movement in unallocated surplus of with-profits funds has been determined accordingly.

	2008	2007
	£ million	£ million
Balance at beginning of year	448	401
Changes to actuarial assumptions and method of calculation	(75)	71
Discount unwind	20	22
Redress to policyholders	(46)	(41)
Payment of administrative costs	(2)	(5)

Balance at end of year	345	448

        The pension mis-selling provision is included within the liabilities in respect of investment contracts with discretionary participation features under IFRS 4.

        The pension mis-selling provision at December 31, 2008 set out above of £345 million is stochastically determined on a discounted basis. The average discount rate implied in the movement in the year is 4.0 per cent. The undiscounted amounts at December 31, 2008 expected to be paid in each of the years ending December 31, are as follows:

2008
£ million
Year ended December 31,
2009	17
2010	8
2011	9
2012	13
2013	12
Thereafter	572

Total undiscounted amount	631

Aggregate discount	(286)

Discounted pension mis-selling provision at December 31, 2008	345

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

H:    Other information on balance sheet items (Continued)

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

        The costs associated with the pension mis-selling review have been met from the inherited estate (see below). Accordingly, these costs have not been charged to the asset shares used in the determination of policyholder bonus rates. Hence policyholders' pay-out values have been unaffected by pension mis-selling.

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

        This review was completed on 30 June 2002. The assurance will continue to apply to any policy in force at December 31, 2003, both for premiums paid before January 1, 2004, and for subsequent regular premiums (including future fixed, RPI or salary related increases and Department of Work and Pensions rebate business). The assurance has not applied to new business since January 1, 2004. New business in this context consists of new policies, new members to existing pension schemes plus regular and single premium top-ups, transfers and switches to existing arrangements. The maximum amount of capital support available under the terms of the assurance will reduce over time.

        The bonus and investment policy for each type of with-profits policy is the same irrespective of whether or not the assurance applies and this is expected to continue for the foreseeable future. Hence removal of the assurance for new business has had no impact on policyholder returns.

        In February 2009, the FSA issued a revised consultation paper 09/09 proposing that future payments of compensation and redress for events occurring after July 31, 2009 may only be paid from assets attributable to shareholders.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

H:    Other information on balance sheet items (Continued)

products will be less than the mortgage debt. The FSA has worked with insurance companies to devise a program whereby the companies write to customers indicating whether they may have a possible shortfall and outline the actions that the customers can take to prevent this possibility.

        The Group is exposed to mortgage endowment products in respect of policies issued by Scottish Amicable Life plc (SAL) and policies issued by Scottish Amicable Life Assurance Society (SALAS) which were transferred into SAIF. At December 31, 2008, provisions of £5 million (2007: £5 million) in SAL and £40 million (2007: £43 million) in SAIF were held to cover potential compensation in respect of mortgage endowment product mis-selling claims. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, this provision has no impact on shareholders.

        In addition, in the year ended December 31, 2008 Prudential Assurance's main with-profits fund paid compensation of £1 million (2007: £5 million) in respect of mortgage endowment products mis-selling claims and at December 31, 2008 held a provision of £54 million (2007: £55 million) in respect of further compensation. The movement in this provision has no impact on the Group's profit before tax.

        In May 2006, the Group introduced a deadline for both Prudential and Scottish Amicable mortgage endowment complaints. Impacted customers have three years to lodge a mis-selling complaint in line with the time limit prescribed by the FSA and the ABI.

Guaranteed annuities

        Prudential Assurance used to sell guaranteed annuity products in the UK and at December 31, 2008 held a provision of £42 million (2007: £45 million) within the main with-profits fund to honor guarantees on these products. The Group's main exposure to guaranteed annuities in the UK is through SAIF and at December 31, 2008 a provision of £391 million (2007: £563 million) was held in SAIF to honor the guarantees. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, the movement in this provision has no impact on shareholders.

Other matters

Inherited estate of the PAC long-term fund

        The assets of the with-profits sub-fund (WPSF) within the long-term fund of The Prudential Assurance Company Limited (PAC) comprise the amounts that it expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the WPSF is equal to the policyholders' accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the WPSF is called the 'inherited estate' and has accumulated over many years from various sources.

        The inherited estate, as working capital, enables PAC to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund's assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

H:    Other information on balance sheet items (Continued)

investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

        Prudential announced in March 2006 that it had begun a process to determine whether it could achieve greater clarity as to the status of the inherited estate through reattribution. In June 2008 Prudential announced that it did not believe that it was in the interests of current or future policyholders or shareholders to continue the reattribution process. This announcement reflects Prudential's overriding priority which is to maintain the long-term financial security of the WPSF and to continue delivering strong performance for the benefit of its policyholders.

Support for long-term business funds by shareholders' funds

        As a proprietary insurance company, Prudential Assurance is liable to meet its obligations to policyholders even if the assets of the long-term funds are insufficient to do so. The assets, represented by the unallocated surplus of with-profits funds, in excess of amounts expected to be paid for future terminal bonuses and related shareholder transfers ('the excess assets') in the long-term funds could be materially depleted over time by, for example, a significant or sustained equity market downturn, costs of significant fundamental strategic change or a material increase in the pension mis-selling provision. In the unlikely circumstance that the depletion of the excess assets within the long-term fund was such that the Group's ability to satisfy policyholders' reasonable expectations was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders' funds to the long-term funds to provide financial support.

        In 1997, the business of SALAS, a mutual society, was transferred to Prudential Assurance. In effecting the transfer, a separate sub-fund, SAIF, was established within Prudential Assurance's long-term business fund. This sub-fund contains all the with-profits business and all other pension business that was transferred. No new business has been or will be written in the sub-fund and the sub-fund is managed to ensure that all the invested assets are distributed to SAIF policyholders over the lifetime of SAIF. With the exception of certain amounts in respect of the unitized with-profits life business, all future earnings arising in SAIF are retained for SAIF policyholders. Any excess (deficiency) of revenue over expense within SAIF during a period is offset by a transfer to (from) the SAIF unallocated surplus. Shareholders have no interest in the profits of SAIF but are entitled to the asset management fees paid on this business. With the exception of certain guaranteed annuity products mentioned earlier in this note, and certain products which include a minimum guaranteed rate of accumulation, the majority of SAIF with-profits policies do not guarantee minimum rates of return to policyholders.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

H:    Other information on balance sheet items (Continued)

Guarantees and commitments

        Guarantee funds in both the UK and the US provide for payments to be made to policyholders on behalf of insolvent life insurance companies. These guarantee funds are financed by payments assessed on solvent insurance companies based on location, volume and types of business. The Group estimated its reserve for future guarantee fund assessments for Jackson to be £18 million at December 31, 2008 (2007: £9 million). Similar assessments for the UK businesses were not significant. The directors believe that the reserve is adequate for all anticipated payments for known insolvencies.

        At December 31, 2008, Jackson has unfunded commitments of £400 million (2007: £181 million) related to its investments in limited partnerships and of £24 million (2007: £104 million) related to commercial mortgage loans. These commitments were entered into in the normal course of business and the directors do not expect a material adverse impact on the operations to arise from them.

        Jackson owns debt instruments issued by two separate securitization trusts managed by PPM America which are consolidated into the Group accounts, SERVES 2001-6 (SERVES 2) and SERVES 2004-1 (SERVES 3). Jackson has a £50 million debt interest in SERVES 2 and a £33 million debt interest in SERVES 3. The creditors of the entities have no recourse to the general credit of Jackson. During 2008, Jackson entered into 'Option Put and Forbearance Agreements' with the counterparty to these two entities in exchange for the counterparty forbearing its right to initiate forced liquidations of the entities under certain market value triggers. The support provided by the agreements could potentially expose Jackson to maximum losses of £118 million and £103 million for SERVES 2 and SERVES 3, respectively, if circumstances allowed the forbearance period to cease. Jackson believes that, so long as the forbearance period continues, the risk of loss under the agreements is remote.

        The Group has provided other guarantees and commitments to third-parties entered into in the normal course of business but the directors do not consider that the amounts involved are significant.

H15:    Other liabilities

	2008	2007
	£ million	£ million
Creditors arising from direct insurance and reinsurance operations	552	538
Interest payable	139	76
Other items	199	177

Total	890	791

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

I:    Other notes

I1:    Staff and pension plans

(a) Staff and employment costs

        The average number of staff employed by the Group during the year were:

	2008	2007	2006
	£ million	£ million	£ million
Business operations:
UK operations	6,231	7,732	8,259
US operations	3,298	3,123	2,863
Asian operations	20,154	16,807	12,114
Venture fund investment subsidiaries of the PAC with-profits fund (see below)	—	21,184	8,898

Continuing operations	29,683	48,846	32,134
Discontinued banking operations	—	770	2,655

Total	29,683	49,616	34,789

        The costs of employment for continuing operations were:

	2008	2007	2006
	£ million	£ million	£ million
Business operations:
Wages and salaries	791	819	761
Social security costs	54	62	58
Other pension costs (see below)	78	96	67
Pension actuarial and other (gains) losses charged to income statement	(10)	2	(192)

	68	98	(125)
Venture fund investment subsidiaries of the PAC with-profits fund (see below)	—	423	230
Total for continuing operations	913	1,402	924
Discontinued banking operations	—	21	76

Total	913	1,423	1,000

        Other pension costs comprises £47 million (2007: £68 million; 2006: £45 million) relating to defined benefit schemes and £31 million (2007: £28 million; 2006: £22 million) relating to defined contribution schemes of continuing operations. Of the defined contribution scheme costs, £21 million (2007: £19 million; 2006: £14 million) related to overseas defined contribution schemes. The £47 million (2007: £68 million; 2006:£45 million) comprises a charge of £29 million (2007: £41 million; £2006: £14 million) relating to PSPS and a charge of £18 million (2007: £27 million; 2006: £31 million) for other schemes.

        Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of PSPS as described in note (b)(i)1 below, the £29 million (2007: £41 million) for PSPS represents the cash cost of contributions for ongoing service of active members and the unwind of discount on the opening provision for deficit funding for PSPS. The 2006 charge of £14 million for PSPS comprises a £

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

I:    Other notes (Continued)

7 million charge on an economic basis reflecting the total assets of the scheme, and a further £7 million charge to adjust for the amounts invested in Prudential insurance policies to arrive at the IAS 19 basis charge. The charge of £18 million (2007: £27 million; 2006: £31 million) for other schemes comprises a £7 million (2007: £17 million; 2006: £22 million) charge on an economic basis, reflecting the total assets of the schemes, and a further £11 million (2007: £10 million; 2006: £9 million) charge to adjust for amounts invested in Prudential insurance policies to arrive at the IAS 19 basis charge.

        The gains of £10 million (2007: loss of £2 million; 2006: gains of £192 million) for actuarial and other gains comprises a loss of £21 million (2007: loss of £7 million; 2006: gains of £201 million) for actuarial and other losses on an economic basis and £31 million actuarial gains (2007: gains of £5 million; 2006: loss of £9 million) to adjust for amounts invested in Prudential insurance policies. The derivation of these amounts is shown in note (b)(i)5 below.

        Of the £423 million costs of employment for venture fund investment subsidiaries in 2007 (2006: £230 million), £349 million (2006: £189 million) related to wages and salaries, £70 million (2006: £27 million) related to social security costs and £4 million (2006: £14 million) related to pension costs. Following the change of control arrangements put in place at the same time as the sale by the Group of PPM Capital in November 2007, the Group no longer controls those venture fund investment subsidiaries managed by the sold entity and consequently ceased to consolidate these operations subsequent to this, with the average number of staff employed and costs of employment for 2007 detailed above reflecting the period prior to disposal.

        Of the £21 million costs of employment for discontinued banking operations in 2007, £18 million (2006: £64 million) related to wages and salaries, £2 million (2006: £7 million) related to social security costs and £1 million (2006: £5 million) related to pension costs.

(b) Pension plans

(i) Defined benefit plans

1. Summary and the effects of the adoption of IFRIC 14

        The Group business operations operate a number of pension schemes. The specific features of these plans vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded wholly by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS), 87 per cent (2007: 87 per cent) of the underlying scheme liabilities of the Group defined benefit schemes are accounted for within PSPS.

        The Group also operates two smaller defined benefit schemes for UK employees in respect of Scottish Amicable and M&G activities. For all three schemes the projected unit method was used for the most recent full actuarial valuations. There is also a small defined benefit scheme in Taiwan.

        Defined benefit schemes in the UK are generally required to be subject to full actuarial valuation every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. PSPS was last actuarially valued as at April 5, 2005. This

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

I:    Other notes (Continued)

valuation demonstrated the scheme to be 94 per cent funded, with a shortfall of actuarially determined assets to liabilities of six per cent, representing a deficit of £243 million.

        As a result, changes were made to the basis of funding for the scheme with effect from that date. Based on that valuation, deficit funding amounts designed to eliminate the actuarial deficit over a 10 year period have been and are being made. Total contributions to the Scheme for deficit funding and employer's contributions for ongoing service for current employees are expected to be of the order of £70-75 million per annum subject to a reassessment when the subsequent valuation is completed. In 2008, total contributions for the year including expenses and augmentations were £79 million (2007: £82 million). Deficit funding for PSPS is apportioned in the ratio of 70/30 between the PAC life fund and shareholder-backed operations following detailed consideration in 2005 of the sourcing of previous contributions. Employer contributions for ongoing service of current employees are apportioned in the ratio relevant to current activity. The PSPS valuation as at April 5, 2008 is currently being finalized.

        The deficit of the Scottish Amicable Pension Scheme of £44 million (2007: £54 million) has been allocated 50 per cent to the PAC with-profits fund and 50 per cent to the PAC shareholders fund.

The adoption of IFRIC 14

        As mentioned in notes A2 and A5, the Group has adopted IFRIC 14 for pension schemes in 2008. The adoption of IFRIC 14, which gives guidance on assessing the limit in IAS 19 on the amount of surplus in a defined benefit pension scheme that can be recognized as an asset thereby providing reliable and more relevant information. The recognition of an asset is restricted to those that are demonstrably recoverable, either by refund or reduction in future contributions. It also addresses when a minimum funding requirement might give rise to a liability. The assessment of recoverability and any additional liability is made by reference to the terms of the Trust Deed of pension schemes and, unless substantively enacted or contractually agreed, with no account taken of potential changes to current funding arrangements.

        This adoption of the principles of IFRIC 14 has had an effect on the Group's interest in the financial position of the Group's main UK defined benefit pension scheme, PSPS. The change relates solely to the accounting measurement of the Group's interest in the financial position of PSPS. Adoption of the principles of IFRIC 14 does not affect the Group's interest in the Group's other defined benefit pension schemes.

        Under the terms of the Trust Deed, the Group has no unconditional right of refund to any surplus in PSPS. Also, the Group has no ability under the guidance in IFRIC 14 to anticipate a reduction in the level of future contributions for ongoing services from those currently being paid. In addition, the Group currently has a committed five-year deficit funding arrangement in place as agreed with the Trustees of the PSPS following the last triennial valuation of PSPS as at April 5, 2005 finalized in April 2006.

        The asset and liabilities of PSPS are unaffected by the impact of the adoption of IFRIC 14. PSPS is managed on an economic basis for the longer-term benefit of its current and deferred pensioners and active members. The surplus in PSPS is available to absorb future adverse asset value movements and, if required, strengthening in mortality assumptions. The fluctuating nature of the surplus is demonstrated by the increase in the underlying gross surplus from £528m at December 31, 2007 to £728m at December 31, 2008.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

I:    Other notes (Continued)

The summary effect of the adoption of IFRIC 14

        In respect of the position at December 31, 2008, the Group has not recognized the underlying PSPS pension surplus of £728 million (£615 million net of deferred tax), reflecting the difference between the market value of the scheme assets and the discounted value of the liabilities, which would have otherwise been recognized as an asset on its balance sheet under the previous policy. In addition, the Group has recognized a liability for deficit funding to April 5, 2010 of £65 million (£55 million net of deferred tax) in respect of PSPS. Of these, the amounts attributable to shareholders are £223 million (£160 million net of deferred tax) for the surplus not recognized as an asset and £20 million (£15 million net of deferred tax) for the additional liability for deficit funding. In total the impact on shareholders' equity at December 31, 2008 is a reduction of £175 million as shown below.

        The comparative figures in these consolidated financial statements have been adjusted accordingly for the adoption of IFRIC 14. In 2006, the first period in which these consolidated financial statements were presented, the underlying PSPS financial position changed from a deficit position at the beginning of the year to a surplus position at the end of the year. The Group's interest in the underlying PSPS deficit position at the beginning of 2006 continued to be recognized under the principles of IFRIC 14 but the Group's interest in the underlying PSPS surplus at the end of 2006 was derecognized. In addition, as the deficit funding arrangement in place following the last triennial valuation of PSPS as at April 5, 2005 was finalized during 2006, no liability for deficit funding was recognized at January 1, 2006.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

I:    Other notes (Continued)

        The effect of the change on the consolidated income statement, earnings per share and consolidated balance sheet are as follows:

	2008		2007		2006
	Adjustments incorporated in the results		Adjustments made to the previously published results		Adjustments made to the previously published results
	Increase (decrease)				in profit
	£ million		£ million		£ million
Consolidated income statement
Investment return	47		4		13
Benefit and claims and movement in unallocated surplus of with-profits funds	66		205		154
Other operating expenditure	(173)		(336)		(277)

Profit (loss) before tax (being tax attributable to shareholders' and the policyholders' returns)	(60)		(127)		(110)
Tax attributable to policyholders' returns	11		24		19

Profits (loss) before tax attributable to shareholders	(49)		(103)		(91)
Tax attributable to shareholders' (loss) profit	13		28		27

Profit (loss) from continuing operations after tax/profit (loss) for the year	(36)		(75)		(64)

	Increase (decrease) in earnings per share (in pence)
Earnings per share
Basic and diluted based on profit (loss) from continuing operations attributable to equity holders of the company	(1.5	)p	(3.1	)p	(2.6	)p

	Increase (decrease) in shareholders' equity
	£ million		£ million
Consolidated balance sheet
Deferred tax assets	10		26
Other debtors	(625)		(388)
Policyholders' liability—contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	(103)		(140)
Unallocated surplus of with-profits funds	495		392
Deferred tax liabilities	113		73
Provisions	(65)		(102)

Shareholders' equity	(175)		(139)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

I:    Other notes (Continued)

        As at December 31, 2008, after the effect of the adoption of IFRIC 14, the shareholders' share of the pension liability for PSPS deficit funding obligation and the deficits of the defined benefit pension schemes amounted to a £61 million liability net of related tax relief (2007: £63 million). These amounts are determined after including amounts invested by the M&G scheme in Prudential policies as explained later in this note.

        On the economic basis (including investments of the M&G scheme in Prudential policies as assets) for 2008, a £26 million (2007: £35 million; 2006: £28 million) pre-tax shareholder charge to total profits. In addition, included in total profits is a pre-tax shareholder loss of £14 million (2007: loss of £1 million; 2006: gain of £76 million).

        In addition, also on the economic basis, the PAC with-profits sub-fund was charged £10 million (2007: charge of £23 million; 2006: credit of £1 million) for its share of the pension charge of PSPS and Scottish Amicable and charged with £7 million (2007: charge of £6 million; 2006: credit of £125 million) for its share of net actuarial and other losses on the scheme assets and liabilities. As shareholder profits for the PAC with-profits sub-fund reflects the surplus for distribution, these amounts are effectively absorbed by an increased charge in the income statement for the transfer to the liability for unallocated surplus.

        At December 31, 2008, after the effect of the adoption of IFRIC 14, the total share of the liability for deficit funding on PSPS and the deficit on the smaller Scottish Amicable Scheme attributable to the PAC with-profits fund amounted to a liability of £60 million (2007: £88 million) net of related tax relief.

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

        The Trustee sets the general investment policy and specifies any restrictions on types of investment and the degrees of divergence permitted from the benchmark, but delegates the responsibility for selection and realization of specific investments to the Investment Managers. In carrying out this responsibility, the Investment Managers are required by the Pensions Act 1995 to have regard to the need for diversification and suitability of investments. Subject to a number of restrictions contained within the relevant asset management agreements, the Investment Managers are authorized to invest in any class of investment asset. However, the Investment Managers will not invest in any new class of investment asset without prior consultation with the Trustee.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

I:    Other notes (Continued)

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

3. Assumptions

        The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the years ended December 31, were as follows:

	2008	2007	2006
	%	%	%
Discount rate*	6.1	5.9	5.2
Rate of increase in salaries	5.0	5.3	5.0
Rate of inflation	3.0	3.3
Rate of increase of pensions in payment for inflation:
Guaranteed (maximum 5%)	3.0	3.3	3.0
Guaranteed (maximum 2.5%)†	2.5	2.5	2.5
Discretionary†	2.5	2.5	2.5
Expected returns on plan assets	6.2	5.9	5.9

*
The discount rate of 6.1% has been determined by reference to an 'AA' corporate bond index adjusted to allow for the difference in duration between the index and the pension liabilities.

†
The rates of 2.5 per cent shown are those for PSPS. Assumed rates of increase of pensions in payment for inflation for all other schemes are 3.0 per cent in 2008 (2007: 3.3 per cent; 2006: 3.0 per cent).

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

        The tables used for PSPS at December 31, 2008 were:

        Male: 100 per cent PMA92 with CMIR17 improvements to the valuation date and medium cohort improvements subject to a floor of 1.75 per cent up to the age of 90, decreasing linearly to zero by age of 120; and

        Female: 100 per cent PFA92 with CMIR17 improvements to the valuation date and 75 per cent medium cohort improvements subject to a floor of one per cent up to the age of 90 and decreasing linearly to zero by age of 120.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

I:    Other notes (Continued)

        The assumed life expectancies on retirement at age 60, based on the mortality table used was:

	2008 years		2007 years
	Male	Female	Male	Female
Retiring today	26.4	28.4	26.2	28.3
Retiring in 15 years' time	28.9	29.8	28.7	29.3

        The mean term of the current PSPS liabilities is around 18 years.

        Using external actuarial advice provided by Watson Wyatt Partners for the valuation of PSPS and by Aon Limited for the M&G scheme, and Hazell Carr for the Scottish Amicable scheme, the most recent full valuations have been updated to December 31, 2008, applying the principles prescribed by IAS 19.

4. Summary financial position

        The Group liability in respect of defined benefit pension schemes is as follows:

	2008	2007	2006
	£ million	£ million	£ million
Deficit included in balance sheet under IAS 19	(306)	(355)	(380)
Add back: investments in Prudential insurance policies (offset on consolidation in the Group financial statements against insurance liabilities)	157	172	161

Economic deficit	(149)	(183)	(219)

Economic position:
Deficit, gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies:
Attributable to the PAC with-profits fund (i.e. absorbed by the liability for unallocated surplus)	(67)	(98)	(120)
Attributable to shareholder-financed operations (i.e. to shareholders' equity)	(82)	(85)	(99)

Economic deficit—	(149)	(183)	(219)

        The following disclosures explain the IAS 19 basis of accounting after eliminating investment in Prudential insurance policies on consolidation.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

I:    Other notes (Continued)

5. IAS 19 basis financial position as consolidated

        The IAS 19 basis pensions deficit can be summarized as follows:

	2008	2007	2006	2005	2004
	£ million	£ million	£ million	£ million	£ million
Fair value of plan assets, end of year	5,057	5,150	4,988	4,622	4,092
Present value of funded benefit obligation	(4,493)	(4,826)	(5,023)	(5,228)	(4,777)

Funded status	564	324	(35)	(606)	(685)
Present value of unfunded obligations (M&G scheme)*	(180)	(189)	(187)	(190)	(140)

	384	135	(222)	(796)	(825)
Effect of the change in accounting policy for pension schemes:
Derecognition of PSPS' surplus	(728)	(528)	(141)	—	—
Set up obligation for deficit funding for PSPS until April 5, 2010	(65)	(102)	(143)	—	—
Adjustment in respect of investment of PSPS in Prudential policies	103	140	126	—	—

Deficit recognized in the balance sheet	(306)	(355)	(380)	(796)	(825)

*
The M&G pension scheme assets are invested in Prudential insurance policies. For IFRS accounting purposes, the M&G scheme is in effect unfunded. Please see above for more details.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

I:    Other notes (Continued)

	2008	2007	2006
	£ million	£ million	£ million
Components of net periodic pension cost
Current service cost	(45)	(58)	(69)
Curtailment credit	44	—	—
Interest cost	(289)	(265)	(255)

Expected return on assets—economic basis	336	309	295
Less: expected return on investments of scheme assets in Prudential insurance policies	(22)	(20)	(16)

Expected return on assets—IAS 19 basis†	314	289	279

	24	(34)	(45)

Effect of the adoption of IFRIC 14	(71)	(34)	—

Pension cost (as referred to in noteI1a)	(47)	(68)	(45)

Actuarial and other gains and losses—economic basis	60	295	485
Less: actuarial losses on investments of scheme assets in Prudential insurance policies	79	1	(16)

	139	296	469
Effect of the adoption of IFRIC 14	(129)	(298)	(277)

Actuarial gains and losses—IAS 19 basis* (as referred to in noteI1a)	10	(2)	192

Net periodic pension cost (included within acquisition and other operating expenditure in the income statement)	(37)	(70)	147

*
Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of PSPS, the effect on the 2008 and 2007 net periodic pension cost for PSPS was to replace the usual IAS 19 pension charges and credits with the cash cost of contribution for ongoing services of active members and also not to report the actuarial gains and losses. 2006 was the transitional year in which the underlying PSPS financial position moved from a deficit position at the beginning of the year, which continued to be recognized, to a surplus position at the end of the year, which was derecognized under the principles of IFRIC 14. For 2006, the usual IAS 19 pension charges and credits continued to be included. The transitional effect of the adoption of IFRIC 14 in derecognizing the Company's interest in the underlying surplus of PSPS at the end of the year was applied against actuarial and other gains and losses.

†
In determining the expected return on scheme assets for 2008, the 5.9 per cent rate shown below has been applied to the opening assets.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

I:    Other notes (Continued)

        The long-term expected rate of return has been taken to be the weighted average (by market value) of the long-term expected rates of return on each major asset class shown below:

	2008		2007		2006		2005		2004
	£ million	%	£ million	%	£ million	%	£ million	%	£ million	%
Scheme assets (IAS 19 basis before effect of adoption of IFRIC 14)
Equity	875	17	1,332	26	1,432	29	2,376	51	2,516	61
Bonds	2,619	52	1,299	25	2,185	44	1,593	35	993	24
Properties	290	6	583	11	621	12	575	12	520	13
Cash-like investments	1,273	25	1,936	38	750	15	78	2	63	2

Total	5,057	100	5,150	100	4,988	100	4,622	100	4,092	100

	Prospectively for 2009	2008	2007	2006
	%	%	%	%
Long-term expected rate of return
Equity	6.8	7.5	7.5	7.1
Bonds	4.8	5.4	4.8	4.5
Properties	6.05	6.75	6.8	6.4
Cash	2.0	5.5	5.0	4.5

Weighted average long-term expected rate of return	4.5	6.1	5.9	6.1

        The expected rates of return have been determined by reference to long-term expectations, the carrying value of the assets and equity and other market conditions at the balance sheet date.

        The actual return on scheme assets was a loss £20 million (2007: gain of £282 million; 2006: gain of £419 million) on an IAS 19 basis.

        None of the scheme assets included shares in Prudential plc or property occupied by the Prudential Group.

	2008	2007	2006	2005	2004
	£ million	£ million	£ million	£ million	£ million
Fair value of scheme assets, end of year (IAS 19 basis)	5,057	5,150	4,988	4,622	4,092
Present value of the benefit obligation, end of year	(4,673)	(5,015)	(5,210)	(5,418)	(4,917)

Underlying scheme assets in surplus (deficit) of benefit obligation, before the effect of the adoption of IFRIC 14	384	135	(222)	(796)	(825)

Experience adjustments on scheme	145	(14)	18	1	(17)
Percentage of scheme liabilities at December 31,	3.10%	0.28%	(0.35)%	(0.02)%	0.35%
Experience adjustments on scheme assets (IAS 19 basis)	(277)	(7)	140	527	112
Percentage of scheme assets at December 31,	(5.48)%	(0.14)%	2.81%	11.42%	2.74%

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

I:    Other notes (Continued)

        The experience adjustments on scheme liabilities in 2008 of a gain of £145 million relate mainly to the 'true up' reflecting improvements in data consequent upon the ongoing triennial valuation of PSPS.

        Total employer contributions expected to be paid into the Group defined benefit schemes for the year ending December 31, 2009 amounts to £98 million (2008: £90 million; 2007: £93 million), subject to a reassessment when the valuation at April 5, 2008 is completed.

6. Sensitivity of the financial position of the PSPS, Scottish Amicable and M&G pension schemes to key variables

        The table below shows the sensitivity of the underlying PSPS, Scottish Amicable and M&G pension scheme liabilities at December 31, 2008 of £4,075 million, £398 million and £180 million respectively (2007: £4,361 million, £454 million and £189 million) to changes in discount rates and inflation rates.

2008 Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 6.1% to 5.9%	Increase in scheme liabilities by:
		PSPS	3.3%
		Scottish Amicable	4.9%
		M&G	4.5%
Discount rate	Increase by 0.2% from 6.1% to 6.3%	Decrease in scheme liabilities by:
		PSPS	3.1%
		Scottish Amicable	4.6%
		M&G	4.2%
Rate of inflation	Decrease by 0.2% from 3.0% to 2.8%	Decrease in scheme liabilities by:
	with consequent reduction in salary	PSPS	0.8%
	increases	Scottish Amicable	4.5%
		M&G	3.8%

2007 Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 5.9% to 5.7%	Increase in scheme liabilities by:
		PSPS	3.5%
		Scottish Amicable	5.3%
		M&G	4.8%
Discount rate	Increase by 0.2% from 5.9% to 6.1%	Decrease in scheme liabilities by:
		PSPS	3.4%
		Scottish Amicable	5.1%
		M&G	4.5%
Rate of inflation	Decrease by 0.2% from 3.3% to 3.1%	Decrease in scheme liabilities by:
	with consequent reduction in	PSPS	1.3%
	salary increases	Scottish Amicable	5.0%
		M&G	4.4%

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

I:    Other notes (Continued)

7. Transfer value of PSPS scheme

        At December 31, 2008, it is estimated that the assets of the scheme are broadly sufficient to cover the liabilities of PSPS on a 'buyout' basis including an allowance for expenses. The 'buyout' basis refers to a basis that might apply in the circumstance of a transfer to another appropriate financial institution. In making this assessment it has been assumed that a more conservative investment strategy applies together with a more prudent allowance for future mortality improvements and no allowance for discretionary pension increases.

8. Reconciliation to IAS 19 basis financial position

        The economic financial position of the defined benefit pension schemes reflects the total assets of the schemes including investments in Prudential policies. This is to be contrasted with the IAS 19 basis assets of the M&G schemes, as consolidated into the Group balance sheet, which exclude investments in Prudential insurance policies which on the financial statement presentation are offset against policyholder liabilities.

        The M&G pension scheme has invested £157 million at December 31, 2008 (2007: £172 million; 2006: £161 million) in Prudential insurance policies. As required by IFRS, this amount of scheme asset is eliminated against the policyholder liability and hence, for the purposes of preparing the consolidated balance sheet, the IAS 19 basis net pension liability is £157 million (2007: £172 million; 2006: £161 million) lower than the 'economic basis' deficit of £149 million (2007: 'economic basis' deficit of £183 million; 2006: £219 million). Additionally, the PSPS scheme has invested £103 million at December 31, 2008 (2007: £140 million; 2006:£126 million) in Prudential insurance policies. However, these assets are not recognized due to the effects of the change in accounting policy for the adoption of IFRIC 14 as described in note 1 above.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

I:    Other notes (Continued)

        The change in the present value of the benefit obligation and the change in fair value of the assets for the total of the PSPS, Scottish Amicable, M&G and Taiwan schemes over the period were as follows:

	PSPS	Other schemes				Total
2008	Provision for deficit funding	IAS 19 basis: change in fair value of plan assets	Investments in Prudential insurance policies	Economic basis: total assets	IAS 19 basis: change in present value of benefit obligations	Economic basis: net obligations
	£ million	£ million	£ million	£ million	£ million	£ million
Fair value of plan assets, beginning of year		401	172	573		573
Present value of benefit obligation, beginning of year					(654)	(654)
Provision for deficit funding for PSPS	(102)					(102)

	(102)	401	172	573	(654)	(183)
Service cost—current charge only					(19)	(19)
Curtailment credit					14	14
Interest cost					(39)	(39)
Expected return on plan assets		26	11	37		37
Employee contributions			1	1	(1)	—
Employer contributions	79	7	9	16		95
Actuarial gains (losses)		(67)	(31)	(98)	90	(8)
Benefit payments		(10)	(5)	(15)	15	—

Cash costs and unwind of discount on the opening provision for deficit funding for PSPS	(29)					(29)
Movement in the provision for deficit funding for PSPS	(13)					(13)
Exchange translation difference					(4)	(4)

Fair value of plan assets, end of year		357	157	514		514
Present value of benefit obligation, end of year					(598)	(598)
Provision for deficit funding of PSPS	(65)					(65)

Economic basis deficit						(149)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

I:    Other notes (Continued)

	PSPS	Other schemes				Total
2007	Provision for deficit funding	IAS 19 basis: change in fair value of plan assets	Investments in Prudential insurance policies	Economic basis: total assets	IAS 19 basis: change in present value of benefit obligations	Economic basis: net obligations
	£ million	£ million	£ million	£ million	£ million	£ million
Fair value of plan assets, beginning of year		366	161	527		527
Present value of benefit obligation, beginning of year					(603)	(603)
Provision for deficit funding for PSPS	(143)					(143)

	(143)	366	161	527	(603)	(219)
Service cost—current charge only					(19)	(19)
Interest cost					(31)	(31)
Expected return on plan assets		23	10	33		33
Employee contributions			1	1	(1)	—
Employer contributions	82	10	9	19		101
Actuarial gains (losses)		9	(5)	4	(11)	(7)
Benefit payments		(7)	(4)	(11)	11	—
Cash costs and unwind of discount on the opening liability for deficit funding for PSPS	(41)					(41)

Fair value of plan assets, end of year		401	172	573		573
Present value of benefit obligation, end of year					(654)	(654)
Provision for deficit funding for PSPS	(102)					(102)

Economic basis deficit						(183)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

I:    Other notes (Continued)

		Other schemes				Total
2006	PSPS Economic basis*	IAS 19 basis: change in fair value of plan assets	Investments in Prudential insurance policies	Economic basis: total assets	IAS 19 basis: change in present value of benefit obligations	Economic basis: net obligations
	£ million	£ million	£ million	£ million	£ million	£ million
Fair value of plan assets, beginning of year	4,393	335	147	482		4,875
Present value of benefit obligation, beginning of year	(4,813)				(605)	(5,418)

	(420)	335	147	482	(605)	(543)
Service cost—current charge only	(47)				(22)	(69)
Interest cost	(226)				(29)	(255)
Expected return on plan assets	266	20	9	29		295
Employee contributions	—	1	1	2	(2)	—
Employer contributions	137	11	4	15		152
Actuarial gains (losses)	431	8	3	11	43	485
Benefit payments	—	(9)	(3)	(12)	12	—
Transitional effect of the derecognition of PSPS surplus	(141)					(141)
Setting up of provision for deficit funding for PSPS	(143)					(143)

Fair value of plan assets, end of year		366	161	527		527
Present value of benefit obligation, end of year					(603)	(603)
Provision for deficit funding for PSPS	(143)					(143)

Economic basis deficit						(219)

*
At the beginning of 2006, the PSPS scheme had invested £106 million in Prudential insurance policies and therefore, the IAS 19 basis pension deficit for PSPS would have been £526 million, being £106 million higher than the £420 million deficit on an 'economic basis' as shown above. At the end of 2006, the PSPS scheme had invested £126 million in Prudential insurance policies. However, these assets are not recognized due to the effects of the adoption of IFRIC 14 as described in note 1 above.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

I:    Other notes (Continued)

9. Group economic financial position

        On the 'economic basis', after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the underlying balance sheets of the schemes at December 31, were:

	2008				2007
	PSPS	Other schemes note iii	Total	%	PSPS	Other schemes note iii	Total	%
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Equities	823	213	1,036	19	1,278	265	1,543	28
Bonds	2,430	277	2,707	51	1,134	249	1,383	25
Properties	283	18	301	6	545	54	599	11
Cash-like investmentsnote i	1,267	6	1,273	24	1,932	5	1,937	36

Total value of assets	4,803	514	5,317	100	4,889	573	5,462	100

Present value of benefit obligations	(4,075)	(598)	(4,673)		(4,361)	(654)	(5,015)

	728	(84)	644		528	(81)	447
Effect of the adoption of IFRIC 14 for pension schemes:
Derecognition of PSPS surplus	(728)	—	(728)		(528)	—	(528)
Set up obligation for deficit funding for PSPS until April 5, 2010	(65)	—	(65)		(102)	—	(102)

Pre-tax deficitnote ii	(65)	(84)	(149)		(102)	(81)	(183)

Notes

i
The PSPS has entered into a derivatives based strategy to match the duration and inflation profile of its liabilities. This involved a reallocation from other investments to cash-like investments with an interest and inflation swap overlay. In broad terms, the scheme is committed to making a series of payments related to LIBOR on a nominal amount and in return the scheme receives a series of fixed and inflation-linked payments which match a proportion of its liabilities. As at December 31, 2008, the nominal value of the interest and inflation-linked swaps amounted to £1.2 billion (2007: £1.2 billion) and £0.3 billion (2007: £0.7 billion) respectively.

ii
The resulting scheme deficit arising from the excess of liabilities over assets at December 31, 2008 of £149 million comprised a deficit of £67 million (2007: deficit of £98 million) attributable to the PAC with-profits fund and deficit of £82 million (2007: deficit of £85 million) attributable to shareholder operations.

iii
In addition to PSPS, there are two smaller schemes in the UK, the Scottish Amicable Pension Scheme, and the M&G Pension Scheme, with a combined deficit at December 31, 2008 of £67 million (2007: £71 million), gross of tax. There is also a small scheme in Taiwan, which at December 31, 2008 had a deficit of £17 million (2007: £10 million), gross of tax.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

I:    Other notes (Continued)

        The movements in the deficit on the 'economic basis' between scheme assets and liabilities were:

	2008	2007	2006
	%	%	%
Current service cost	(19)	(19)	(69)
Curtailment credit	14	—	—
Other finance income	(2)	2	40
Cash costs and unwind of discount on opening provision for deficit funding for PSPS for 2008 and 2007	(29)	(41)	—
Contributions	95	101	152
Actuarial and other gains and losses	(21)	(7)	201
Exchange translation difference	(4)	—	—

Net increase in deficit	34	36	324

Estimated pension scheme deficit attributable to shareholder operations—economic basis

        Movements on the pension scheme deficit (determined on the 'economic basis'), to the extent attributable to shareholder operations are as follows:

2008	At beginning of year	Pension charge note i	Actuarial and other gains (losses) attributable to shareholders note ii	Contributions paid by shareholder operations	Exchange translation difference	At end of year
	£ million	£ million	£ million	£ million	£ million	£ million
Gross of tax deficit	(85)	(26)	(14)	47	(4)	(82)
Related deferred tax	22	7	5	(13)	—	21

Net of tax deficit	(63)	(19)	(9)	34	(4)	(61)

2007	At beginning of year	Pension charge note i	Actuarial and other gains (losses) attributable to shareholders note ii	Contributions paid by shareholder operations		At end of year
	£ million	£ million	£ million	£ million	£ million	£ million
Gross of tax deficit	(99)	(35)	(1)	50		(85)
Related deferred tax	27	8	1	(14)		22

Net of tax deficit	(72)	(27)	—	36		(63)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

I:    Other notes (Continued)

2006	At beginning of year	Pension charge note i	Actuarial and other gains (losses) attributable to shareholders note ii	Contributions paid by shareholder operations		At end of year
	£ million	£ million	£ million	£ million	£ million	£ million
Gross of tax deficit	(214)	(28)	76	67		(99)
Related deferred tax	61	9	(23)	(20)		27

Net of tax deficit	(153)	(19)	53	47		(72)

Notes

i
The pension charge comprises:

	2008	2007	2006
	£ million	£ million	£ million
Current service cost	(19)	(19)	(69)
Curtailment credit	14	—	—
Finance income (expense):
Interest on pension scheme liabilities	(39)	(31)	(255)
Expected return on pension scheme assets	37	33	295

	(2)	2	40

Total charge net of finance income	(7)	(17)	(29)
Cash cost and unwind of discount on opening provision for deficit funding for PSPS*	(29)	(41)	—
Less: amount attributable to PAC with-profits fund	10	23	1

Pension charge	(26)	(35)	(28)

  *
  Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of PSPS, the effect of the accounting policy change on the 2008 and 2007 pension charge is to replace the usual IAS 19 pension charges and credits with the cash cost of contributions for ongoing service of active members. In addition, the charge also includes a charge for the unwind of discount on the opening provision for deficit funding for PSPS. 2006 was the transitional year in which the underlying PSPS financial position moved from a deficit position at the beginning of the year, which continued to be recognized, to a surplus position at the end of the year, which was derecognized under the principles of IFRIC 14. For 2006, the usual IAS 19 pension charges and credits continued to be included. The transitional effect of the adoption of IFRIC 14 in derecognizing the Company's interest in the underlying surplus of PSPS at the end of the year was applied against actuarial and other gains and losses as shown below.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

I:    Other notes (Continued)

ii
Actuarial and other gains and losses
This comprises:

	2008	2007	2006
	£ million	£ million	£ million
Actuarial gains and losses:
Actual less expected return on pension scheme assets	(97)	4	156
Experience gains (losses) on scheme liabilities	18	(4)	18
Changes in assumptions underlying the present value of scheme liabilities[a]	71	(7)	311
2006 transitional effect of derecognition of PSPS surplus as a result of adoption of IFRIC 14	—	—	(141)

Total actuarial losses (gains)	(8)	(7)	344
Less: amount attributable to PAC with-profits fund	(2)	6	(225)

	(10)	(1)	119
Other gains and losses:
Change in the provision for deficit funding for PSPS[b]	(13)	—	(143)
Less: amount attributable to PAC with-profits fund	9	—	100

	(4)	—	(43)
Actuarial gains and losses attributable to shareholders, included in profit before tax attributable to shareholders[b]	(14)	(1)	76

  a
  The gains of £71 million relating to changes in assumptions comprise the gains due to the effect of an increase in the risk discount rate combined with the effect of decreases in inflation rates.

  b
  The amounts of actuarial gains and losses shown in the table above for 2008 and 2007 relate to Scottish Amicable, M&G and a small Taiwan defined benefit pension scheme. Consistent with the derecognition of the underlying IAS 19 surplus of PSPS, the amounts in 2008 and 2007 do not include actuarial gains and losses for PSPS. In addition, as a result of the adoption of IFRIC 14, the Group has recognized a provision for deficit funding to April 5, 2010 in respect of PSPS. The change in the period in relation to this provision is recognized above as other gains and losses on defined benefit pension schemes. For 2006, as mentioned above, the transitional effect of the adoption of IFRIC 14 in derecognizing the Company's interest in the underlying surplus of PSPS at the end of the year of £141 million was applied against actuarial and other gains and losses. In addition, during 2006, following the last financial valuation of PSPS as at April 5, 2005, the Group was committed to a five-year deficit funding arrangement as agreed with the Trustees of the PSPS. At December 31, 2006, the liability for this deficit funding obligation was £143 million.

        Since shareholder profits in respect of the PAC with-profits fund are a function of the actuarially determined surplus for distribution, the overall income statement result is not directly affected by the level of pension cost or other expenses attributable to the fund.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

I:    Other notes (Continued)

Estimated pension scheme deficit attributable to PAC with-profits fund—economic basis

        Movements on the pension scheme deficit determined on the 'economic basis' are as follows:

2008	At beginning of year	Pension charge (credit) note i above	Actuarial and other gains (losses) note ii above	Contributions paid by PAC with-profits fund	At end of year
	£ million	£ million	£ million	£ million	£ million
Gross of tax deficit	(98)	(10)	(7)	48	(67)
Related deferred tax	10	1	1	(5)	7

Net of tax deficit	(88)	(9)	(6)	43	(60)

2007	At beginning of year	Pension charge (credit) note i above	Actuarial and other gains (losses) note ii above	Contributions paid by PAC with-profits fund	At end of year
	£ million	£ million	£ million	£ million	£ million
Gross of tax deficit	(120)	(23)	(6)	51	(98)
Related deferred tax	12	2	1	(5)	10

Net of tax deficit	(108)	(21)	(5)	46	(88)

2006	At beginning of year	Pension charge note i above	Actuarial and other gains (losses) note ii above	Contributions paid by PAC with-profits fund	At end of year
	£ million	£ million	£ million	£ million	£ million
Gross of tax deficit	(329)	(1)	125	85	(120)
Related deferred tax	33	0	(13)	(8)	12

Net of tax deficit	(296)	(1)	112	77	(108)

        The pension charges and credits which comprise service costs less net finance income for the Scottish Amicable Scheme and the cash costs and unwind of discount on pension provision for deficit funding for PSPS, and actuarial and other gains and losses are included within the income statement but also taken account of in determining the charge in the income statement for the transfer to the liability for unallocated surplus of with-profits funds.

(ii) Other pension plans

        The Group operates various defined contribution pension schemes including schemes in Jackson and Asia. As noted earlier, the cost of the Group's contributions for continuing operations to these schemes in 2008 was £31 million (2007: £28 million; 2006: £22 million).

I2:    Share-based payments

        The Group maintains 12 main share award and share option plans relating to Prudential plc shares, which are described below.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

I:    Other notes (Continued)

        The Group Performance Share Plan (GPSP) is the incentive plan in which all executive directors and other senior executives within the Group can participate. This scheme was established as a replacement for the Restricted Share Plan (RSP) under which no further awards could be made after March 2006. Awards are granted either in the form of a nil cost option, conditional right over shares, or such other form that shall confer to the participant an equivalent economic benefit, with a vesting period of three years. The performance measure for the awards is that Prudential's Total Shareholder Return (TSR) outperforms an index comprising of peer companies. Vesting of the awards between each performance point is on a straight line sliding scale basis. Participants are entitled to the value of reinvested dividends that would have accrued on the shares that vest. Shares are currently purchased in the open market by a trust for the benefit of qualifying employees.

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

        No rights were granted in the RSP if the Company's TSR performance as ranked against the comparator group is below 50th percentile. For performance at 50th percentile, an option of 25 per cent of the maximum award is made. The maximum grant is made only if the TSR ranking of the Company is 20th percentile or above. Between these points, the size of the grant of option made is calculated on a straight line sliding scale.

        The BUPP is an incentive plan created to provide a common framework under which awards would be made to senior employees and in the UK, Jackson and Asia include the Chief Executive Officers. Awards under this plan in 2007 and 2008 were based on growth in Shareholder Capital Value on the European Embedded Value (EEV) basis with performance measured over three years. Upon vesting, half of the vested award is released as shares and the other half released in cash. Participants are entitled to receive the value of reinvested dividends over the performance period for those shares that vest. The growth parameters for the awards are relevant to each region and vesting of the awards between each performance point is on a straight line sliding scale basis.

        UK-based executive directors are eligible to participate in the Prudential HM Revenue & Customs (HMRC) approved UK Savings Related Share Option Scheme (SAYE scheme) and the Asia-based executive directors can participate in the equivalent International SAYE scheme. The schemes allow employees to save towards the exercise of options over Prudential plc shares, at an option price set at the beginning of the savings period at a discount of up to 20 per cent to the market price. Savings contracts may be up to £250 per month for three or five years, or additionally in the UK scheme seven years. On maturity at the end of the set term, participants may exercise their options within six months of the end of the savings period and purchase Prudential plc shares. If an option is not exercised within six months, participants are entitled to a refund of their cash contributions plus interest if applicable under the rules. Shares are issued to satisfy options that are exercised. No options may be granted

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

I:    Other notes (Continued)

under the schemes if the grant would cause the number of shares which have been issued, or which remain issuable pursuant to options granted in the preceding 10 years under the scheme and other share option schemes operated by the Company, or which have been issued under any other share incentive scheme of the Company, to exceed 10 per cent of the Company's ordinary share capital at the proposed date of grant.

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

        The new Prudential Corporation Asia Long-Term Incentive Plan (PCA LTIP) is an incentive plan for senior employees and Chief Executive Officers replacing the Asia Business Unit Performance Plan (BUPP). Awards under the new PCA LTIP will vest after three years subject to the employee being in employment at the time of vesting without any performance conditions. Awards will be discretionary and on a year by year basis determined by Prudential's full year financial results and the employee's contribution to the business. All awards will be in Prudential shares except for countries where share awards are not feasible due to securities and/or tax reasons, where awards will be replaced by the cash value of the shares that would otherwise have been transferred.

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

        The 1,000 Day LTIP plan was a UK insurance operations performance-based plan in which the UK Remuneration Committee could, at any time up to October 5, 2005, select employees at its absolute discretion, for participation in the plan. The performance period was 1,000 days and, based on the final performance level being at, or above, the threshold level, the committee shall grant participants 10 per cent of the allocated award in 2005, 20 per cent in 2006 and the remaining 70 per cent in 2007. There are no beneficial interests, or any rights to dividends until such time as the awards are released, at nil cost, to participants. There are no outstanding shares awarded through this scheme.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

I:    Other notes (Continued)

        The PruCap Business Deferred Bonus Plan is an incentive plan for senior employees of Prudential Capital which was adopted in 2007, where a portion of their bonus award is made in the form of awards of shares deferred over a set period, with the release of shares subject to close periods. The shares are held in the employee share trust and shares equivalent to dividends otherwise payable will accumulate for the benefit of award holders during the deferral period up to the release date.

        In March 2009 the Prudential Deferred Bonus Plan 2009 was introduced in Asia. This is a plan for senior employees based in Asia where a percentage of their bonus will be made in the form of a deferred bonus award, with the release of shares subject to close periods, and a possible matching award given by Prudential to the participant. Shares equivalent to dividends otherwise payable will accumulate for the benefit of award holders during the deferral period to the release date.

        The other arrangements relate to various awards that have been made without performance conditions to individual employees, typically in order to secure their appointment or ensure retention.

        Movements in share options outstanding under the Group's share-based compensation plans relating to Prudential plc shares during 2008, 2007 and 2006 were as follows:

	2008		2007		2006
Options outstanding (including conditional options)	Number of option	Weighted average exercise price	Number of options	Weighted Average Exercise price	Number of options	Weighted average exercise price
	(millions)	£	(millions)	£	(millions)	£
Beginning of year:	14.5	2.57	16.5	2.47	17.2	2.23
Granted	6.9	3.28	4.0	2.69	7.7	2.96
Exercised	(3.5)	2.73	(1.9)	3.42	(5.1)	2.75
Forfeited	(1.5)	0.69	(1.4)	1.37	(1.2)	0.85
Expired	(3.7)	4.94	(2.7)	2.13	(3.1)	4.09
Adjustment in respect of Egg's employees	—	—	—	—	1.0	3.64

End of year	12.7	2.44	14.5	2.57	16.5	2.47

Options immediately exercisable, end of year	0.6	2.29	0.2	3.35	0.2	3.56

        The weighted average share price of Prudential plc for the year ended December 31, 2008 was £5.46 compared to £7.15 for the year ended December 31, 2007 and compared to £6.25 for the year ended December 31, 2006.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

I:    Other notes (Continued)

        Movements in share awards outstanding under the Group's share-based compensation plans relating to Prudential plc shares at December 31, 2008, 2007 and 2006 were as follows:

	2008 Number of awards	2007 Number of awards	2006 Number of awards
	(millions)	(millions)	(millions)
Awards outstanding
Beginning of year:	8.0	6.6	4.9
Granted	3.5	3.8	3.2
Exercised	(1.7)	(1.3)	(1.0)
Forfeited	(0.9)	(1.1)	(0.5)
Expired	(0.3)	—	—

End of year	8.6	8.0	6.6

        The following table provides a summary of the range of exercise prices for Prudential plc options (including conditional options) outstanding at December 31, 2008.

	Outstanding			Exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise prices	Number exercisable	Weighted average exercise prices
	(millions)	(years)	£	(millions)	£
Between £0 and £1	5.9	8.3	—	0.3	—
Between £1 and £2	—	—	—	—	—
Between £2 and £3	0.3	1.7	2.66	0.0	2.66
Between £3 and £4	0.5	1.4	3.56	0.0	3.65
Between £4 and £5	4.6	3.3	4.45	0.3	4.07
Between £5 and £6	1.4	2.8	5.59	—	—
Between £6 and £7	0.0	0.4	6.17	0.0	6.17
Between £7 and £8	—	—	—	—	—

	12.7	5.5	2.44	0.6	2.29

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

I:    Other notes (Continued)

        The weighted average fair values of Prudential plc options and awards granted during the period are as follows:

2008			2007			2006
Weighted average fair value			Weighted average fair value			Weighted average fair value
GPSP	Other options	Awards	RSP and GPSP	Other options	Awards	RSP and GPSP	Other options	Awards
£	£	£	£	£	£	£	£	£
4.16	2.14	5.69	4.78	2.55	7.33	4.30	2.05	6.46

        The fair value amounts relating to all options including conditional nil cost options above were determined using the Black-Scholes and the Monte Carlo option-pricing models using the following assumptions:

	2008		2007		2006
	GPSP	Other options	RSP and GPSP	Other options	RSP and GPSP	Other options
Dividend yield (%)	3.60	3.60	2.32	2.32	2.64	2.64
Expected volatility (%)	30.87	34.67	28.90	27.17	25.48	34.32
Risk-free interest rate (%)	4.23	4.46	5.46	5.25	4.68	4.70
Expected option life (years)	3.00	3.74	3.00	3.48	3.00	3.42
Weighted average exercise price (£)	—	4.74	—	5.62	—	5.06

Weighted average share price (£)	6.63	6.16	7.52	7.47	6.80	6.51

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

        The expected volatility is measured as the standard deviation of expected share price returns based on statistical analysis of daily share prices over a period up to the grant date equal to the expected life of options. Risk-free interest rates are UK gilt rates with projections for three, five and seven year terms to match corresponding vesting periods. Dividend yield is determined as the average yield over the year of grant and expected dividends are not incorporated into the measurement of fair value. For the GPSP, volatility and correlation between Prudential and an index constructed from a simple average of the TSR growth of 11 companies is required. For grants in 2008, an average index volatility and correlation of 26 per cent and 82 per cent respectively, were used.

        When options are granted or awards made to employees, an estimate is made of what percentage is more than likely to vest, be forfeited, lapse or cancelled based on historical information. Based on these estimates, compensation expense to be accrued at that date is calculated and amortized over the vesting

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

I:    Other notes (Continued)

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

(c) Total share-based payment expense

        Total expense recognized in the year in the consolidated financial statements related to share-based compensation is as follows:

	2008	2007	2006
	£ million	£ million	£ million
Share-based compensation expense	23	28	22
Amount accounted for as equity-settled	27	19	14
Carrying value at December 31, of liabilities arising from share-based payment transactions	12	18	18
Intrinsic value of above liabilities for which rights had vested at December 31,	4	4	3

I3:    Key management remuneration

        Key management constitutes the directors of Prudential plc as they have authority and responsibility for planning, directing and controlling the activities of the Group.

        Total key management remuneration amounts to £18,122,000 (2007: £15,670,000; 2006: £13,524,000). This comprises salaries and short-term benefits of £10,425,000 (2007: £9,496,000; 2006: £8,927,000) post-employment benefits of £1,003,000 (2007: £967,000; 2006: £1,020,000), leaving benefits of £507,000 (2007: £nil; 2006: £291,000) and share-based payments of £6,187,000 (2007: £5,207,000; 2006: £3,286,000).

        Post-employment benefits comprise the change in the transfer value of the accrued benefit relating to directors' defined benefit pension schemes in the year and the total contributions made to directors' other pension arrangements.

        The share-based payments charge is the sum of £4,624,000 (2007: £3,456,000; 2006: £1,880,000), which is determined in accordance with IFRS 2, 'Share-Based Payments' (see note I2) and £1,563,000 (2007: £1,751,000; £2006: £1,406,000) of deferred share awards.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

I:    Other notes (Continued)

        Total key management remuneration includes total directors' emoluments of £12,683,000 (2007: £11,959,000; 2006: £11,804,000) as shown in Item 6 'Directors, Senior Management and Employees' and additional amounts in respect of pensions and share-based payments.

I4:    Fees payable to auditor

	2008	2007	2006
	£ million	£ million	£ million
Fees payable to the Company's auditor for the audit of the Company's annual accounts	1.6	1.8	2.3
Fees payable to the Company's auditor and its associates for other services:
Audit of subsidiaries and associates pursuant to legislation	5.0	4.4	3.8
Other services supplied pursuant to legislation	2.4	2.9	4.0
Other services relating to taxation	0.6	0.4	0.2
Valuation and actuarial services	0.7	0.7	0.0
Services relating to corporate finance transactions	—	0.2	0.7
All other services	0.5	1.0	1.3

Total	10.8	11.4	12.3

        In addition, there were fees incurred of £0.2 million (2007: £0.2 million; 2006: £0.2 million) for the audit of pension schemes.

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

        Executive officers and directors of the Company may from time to time purchase insurance, asset management or annuity products marketed by Group companies in the ordinary course of business on

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

I:    Other notes (Continued)

substantially the same terms as those prevailing at the time for comparable transactions with other persons.

        Apart from the transactions with directors referred to below, no director had interests in shares, transactions or arrangements that require disclosure, other than those given in Item 6 'Directors, Senior Management and Employee'. Key management remuneration is disclosed in note I3.

        In 2007, prior to disposal, three directors (2006: three) had credit cards with the discontinued banking operations. In 2008 and 2007, other transactions with directors were de-minimis both by virtue of their size and in the context of the directors' financial positions. As indicated above, all of these transactions are on terms broadly equivalent to those that prevail in arm's length transactions.

I6:    Subsidiary undertakings

(i) Principal subsidiaries

        The principal subsidiary undertakings of the Company at December 31, 2008, all wholly owned except PCA Life Assurance Company Limited, were:

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

        On February 20, 2009, the Company announced that it had entered into an agreement to transfer the assets and liabilities of its agency distribution business and its agency force in Taiwan to China Life Insurance Company Ltd of Taiwan. The business being transferred represents 94 per cent of its in-force liabilities in Taiwan. Further details are set out in note I10.

(ii) Dividend restrictions and minimum capital requirements

        Certain Group subsidiaries are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to the parent company. UK insurance companies are required to maintain solvency margins which must be supported by capital reserves and other resources, including unrealized gains on investments. Jackson can pay dividends on its capital stock only out of earned surplus unless prior regulatory approval is obtained. Furthermore, without the prior regulatory approval, dividends cannot be distributed if all dividends made within the preceding 12 months exceed the greater of Jackson's statutory net gain from operations or 10 per cent of Jackson's statutory surplus for

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

I:    Other notes (Continued)

the prior year. In 2009, the maximum amount of dividends that can be paid by Jackson without prior regulatory approval is US$290 million (£202 million) (in 2008: US$490 million (£246 million)). The Group's Asian subsidiaries, mainly the Singapore and Malaysia businesses, may remit dividends to the Group, in general, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations.

        PAC and Jackson are the two principal insurance subsidiaries of the Group, which together comprise approximately 77 per cent (2007: 78 per cent) of total Group assets. At December 31, 2008, the PAC long-term fund's excess of available capital resources over its regulatory requirement (as per line 42 of Form 2 of the PAC FSA regulatory returns) was estimated to be £4.7 billion (2007: £10.5 billion) and the statutory capital and surplus of Jackson was US$3 billion (£2 billion) (2007: US$4.0 billion (£2.0 billion)). The Group capital position statement for life assurance businesses is set out in note D5.

(iii) Acquisition and disposal of subsidiaries

2007

        On May 1, 2007, the Company completed the sale of Egg Banking plc to Citi. Additional details regarding the disposal are set out in note I9.

        On November 9, 2007, the Company completed the sale of PPM Capital, its direct private equity business.

2008

        There were no acquisitions or disposals of subsidiaries during the year. Subsequent to the year end, on February 20, 2009, the Company announced that it had entered into an agreement to transfer the assets and liabilities of its agency distribution business and its agency force in Taiwan to China Life Insurance Company Ltd of Taiwan, subject to regulatory approval. Additional details regarding this transfer are set out in note I10.

(iv) PAC with-profits fund acquisitions and disposals

        The PAC with-profits fund acquired a number of venture capital holdings through PPM Capital and M&G. Prior to November 2007, the Group was deemed to have a controlling interest in these venture capital holdings, in aggregate with, if applicable, other holdings held by, for example, the Prudential Staff Pension Scheme. In November 2007, the Group disposed of PPM Capital following which the Group no longer had a controlling interest in venture fund investment subsidiaries that it managed and consequently ceased to consolidate these investments from that date. The Group continues to consolidate, where applicable, the venture capital holdings managed by M&G.

2007

        The acquisitions made in 2007 were as follows:

  •
  71 per cent of the voting equity interest of Orizon AG, an employment hiring agency, which was managed by PPM Capital; and

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

I:    Other notes (Continued)

  •
  78 per cent of the voting equity interest of Red Funnel, a ferry company, which was managed by M&G.

        These acquisitions are considered individually immaterial and therefore all information relating to the acquisitions has been presented in aggregate in this note.

        The results of the acquisitions have been included in the consolidated financial statements of the Group and contributed a loss of £8.3 million to earnings within the income statement.

        The table below identifies the net assets of these acquisitions and minor business purchases by existing venture holdings and reconciles the net assets to the consideration paid:

Fair value on acquisition 2007
£ million
Cash and cash equivalents	20
Other current assets	26
Property, plant and equipment	38
Intangible assets other than goodwill	1
Other non-current assets	3

Less liabilities, including current liabilities and borrowings	(304)

Net assets acquired	(216)
Goodwill	313

Cash consideration	97

        Aggregate goodwill of £313 million was recognized for the excess of the cost over the Group's interest in the net fair value of the entities' assets, liabilities, and contingent liabilities acquired.

        Following the disposal of PPM Capital, SUSPA, TJ Hughes, Sterigenics, Muller & Weygandt, TMF Group, JOST, Histoire D'or, Azzuri Communications, Paramount plc and Orizon AG ceased to be consolidated as subsidiary undertakings and goodwill and other intangible assets, net of amortization, relating to these investments were derecognized accordingly.

2008

        There were no new acquisitions or disposals of venture capital investments in 2008. However, during the year, the holding in the voting equity interest of Red Funnel increased from 78 per cent to 90 per cent.

I7:    Commitments

(i) Operating leases

        The Group leases various offices to conduct its business. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

I:    Other notes (Continued)

made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

	2008	2007	2006
	£ million	£ million	£ million
Future minimum lease payments for non-cancellable operating leases fall due during the following periods:
Not later than 1 year	86	38	53
Later than 1 year and not later than 5 years	199	126	142
Later than 5 years	140	111	160

        The total minimum future sublease rentals to be received on non-cancellable operating leases for land and buildings for the year ended December 31, 2008 was £0.2 million (2007: £0.4 million; 2006:£1 million).

        Minimum lease rental payments for the year ended December 31, 2008 of £84 million (2007: £50 million; 2006: £50 million) are included in the consolidated income statement.

(ii) Capital commitments

        The Group has provided, from time to time, certain guarantees and commitments to third-parties including funding the purchase or development of land and buildings and other related matters. At December 31, 2008, the aggregate amount of contractual obligations to purchase and develop investment properties amounted to £1 million (2007: £64 million).

I8:    Cash flows

        Structural borrowings of shareholder-financed operations comprise core debt of the parent company and Jackson surplus notes. Core debt excludes borrowings to support short-term fixed income securities programs and non-recourse borrowings of investment subsidiaries and consolidated investment funds of shareholder-financed operations and other borrowings. Cash flows in respect of these borrowings are included within cash flows from operating activities.

        Structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of SAIF. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds are also included within cash flows from operating activities.

        Cash flows relating to discontinued operations, as detailed in note I9, are inflows of £157 million for the period of ownership in 2007. All of these related to cash flows from operating activities except for an outflow of £33 million in 2006 which related to financing activities.

I9:    Discontinued banking operations

        Discontinued banking operations in 2007 and 2006 related entirely to UK banking operations following the sale on May 1, 2007 of Egg Banking plc to Citi. Consideration paid to the Company was, net of expenses, £527 million cash. Cash and cash equivalents disposed of in 2007 were £1,065 million.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

I:    Other notes (Continued)

Accordingly, the cash outflow for the Group in 2007 arising from the disposal of Egg, as shown in the consolidated cash flow statement, was £538 million.

        The profit included in the 2007 and 2006 income statement in respect of discontinued banking operations for the period of ownership was as follows:

	2007	2006
	£ million	£ million
Interest income	261	783
Interest expense	(148)	(453)

Net interest income	113	330

Fee and commission income	41	153
Fee and commission expense	(8)	(23)
Other operating income		15

Operating income	146	475

General administrative expenses	(56)	(192)
Impairment losses on loans and cash advances to customers	(149)	(384)
Other operating expenses	(9)	49)
Profit on sale of Egg Banking plc	290	—

Profit before tax	222	(150)

Tax attributable to shareholders' profits	19	45

Profit for the year	241	(105)

        The interest income on financial assets not at fair value through profit and loss for the period of ownership in 2007 was £241 million (2006: £769 million). The interest expense on financial liabilities not at fair value through profit and loss for the period of ownership in 2007 was £148 million (2006: £428 million).

        Fee and commission income in 2007 includes £27 million (2006: £83 million) relating to financial instruments held at amortized cost. These fees primarily related to balance transfer fees and late payment fees. Fee and commission expense in 2007 includes fee expenses relating to financial liabilities held at amortized cost of £4 million (2006: £13 million) which related to treasury fees.

        Of the loss for the period of ownership in 2007 and 2006, a loss of £nil and a loss of £2 million, respectively was attributable to minority interests in Egg.

I10:    Post balance sheet events

(i) Intended sale of legacy agency book and agency force in Taiwan to China Life Insurance of Taiwan

        On February 20, 2009, the Company announced that it had entered into an agreement to sell the assets and liabilities of its agency distribution business and its agency force in Taiwan to China Life Insurance Company Ltd of Taiwan ('China Life') for the nominal sum of NT$1, subject to regulatory approval.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2008

I:    Other notes (Continued)

        In addition, the Company will invest £45 million to purchase a 9.95 per cent stake in China Life through a share placement. The business to be transferred represents 94 per cent of Prudential's in-force liabilities in Taiwan and includes its legacy interest rate guaranteed products with IFRS basis gross assets at December 31, 2008 of £4.5 billion. After taking account of IFRS shareholders' funds of the business at December 31, 2008 and restructuring and other costs, the Group's IFRS shareholders' funds are expected to decrease by approximately £595 million. In addition, on completion there will be a net increase in the Company's Insurance Groups Directive surplus of approximately £800 million.

        The movement in shareholders' IFRS equity of the total Taiwan life business for 2008 comprised:

£ million
Loss before tax	(8)
Total tax	(8)

Loss for the financial year	(16)
Minority interests	—
Investments by Parent Company*	93
Exchange and other reserve movements	111

Net movement	188
Equity brought forward at January 1, 2008	289

Equity carried forward at December 31, 2008	477

*
Comprising £66 million for solvency capital and £27 million for business development.

        The carrying value of the IFRS equity reflects the application of 'grandfathered' US GAAP under IFRS. This does not, and is not designed to include the cost of holding economic capital, to support the legacy interest rate guaranteed products as recognized under the Company's supplementary reporting basis under European Embedded Value principles.

(ii) Insurance Groups Directive—Group solvency position

        The IGD group solvency position as at December 31, 2008 was submitted to the FSA on April 30, 2009. The FSA has, after the year end, allowed the Group to include an additional £0.3 billion in the Group's IGD surplus going forward as a result of an innovative structure the Group has developed. The £0.3 billion additional capital reflects the ability to realize a portion of the shareholders' economic interest in the future transfers from the PAC with-profits fund.

        In May 2009, the Group has taken advantage of recent improvements in debt markets and raised £0.4 billion from a hybrid debt placement (all of which counts as capital for IGD purposes) in part to replace the £249 million of senior debt that matured on May 11, 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONDENSED FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Shareholders of Prudential plc

        Under date of May 18, 2009, we reported on the consolidated balance sheets of Prudential plc ("the Company") and its subsidiaries (collectively, "the Group") as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2008, prepared in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), which are included herein. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related condensed financial statement schedule included herein and appearing on pages S-3 to S-12, which has been prepared in accordance with UK Generally Accepted Accounting Practice ("UK GAAP"). This condensed financial statement schedule is the responsibility of the Group's management. Our responsibility is to express an opinion on this schedule based on our audits.

        In our opinion, such condensed financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

        Accounting principles under UK GAAP vary in certain significant respects from IFRS as issued by the IASB. Information relating to the nature and effect of such differences is presented in note 3 to this condensed financial statement schedule.

        Our report on the consolidated financial statements of the Company refers to the adoption of IFRIC 14, 'IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction' which provides guidance on the recognition of surpluses in, and funding obligations for, defined benefit pension schemes.

May 18, 2009	By:	/s/ KPMG AUDIT PLC KPMG Audit Plc London, England

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

PROFIT AND LOSS ACCOUNTS (UK GAAP BASIS)

Years ended December 31

	2008	2007	2006
	(In £ Millions)
Investment income	1,060	638	1,499
Investment expenses and charges	(591)	(509)	(771)
Other charges:
Corporate expenditure	(97)	(81)	(60)
Provision against loans	(17)	(30)	(62)
Foreign currency exchange (losses) gains	(104)	2	259

Profit on ordinary activities before tax	251	20	865
Tax credit (charge) on profit on ordinary activities	235	(37)	(31)

Profit (loss) for the financial year	486	(17)	834

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

BALANCE SHEETS (UK GAAP BASIS)

December 31

	2008	2007*
	(In £ Millions)
Fixed assets
Investments:
Shares in subsidiary undertakings	7,193	7,170
Loans to subsidiary undertakings	3,212	2,809

	10,405	9,979

Current assets
Debtors:
Derivative assets	267	10
Amounts owed by subsidiary undertakings	1,986	3,291
Deferred tax	111	—
Other debtors	11	25
Cash at bank and in hand	102	178

	2,477	3,504

Less liabilities: amounts falling due within one year
Debenture loans	(249)	—
Commercial paper	(1,269)	(2,422)
Other borrowings	(200)	(48)
Derivative liabilities	(235)	(144)
Amounts owed to subsidiary undertakings	(3,341)	(2,455)
Tax payable	(311)	(332)
Sundry creditors	(19)	(6)
Accruals and deferred income	(44)	(44)

	(5,668)	(5,451)

Net current liabilities	(3,191)	(1,947)

Total assets less current liabilities	7,214	8,032
Less liabilities: amounts falling due after more than one year
Subordinated liabilities	(1,983)	(1,566)
Debenture loans	(549)	(797)
Other borrowings	(9)	(7)
Amounts owed to subsidiary undertakings	(1,464)	(2,643)

	(4,005)	(5,013)

Total net assets (excluding pension)	3,209	3,019
Pension asset (net of related deferred tax)	36	117

Total net assets (including pension)	3,245	3,136

Capital and reserves
Share capital	125	123
Share premium	1,840	1,828
Profit and loss account	1,280	1,185

Shareholders' funds	3,245	3,136

*
The parent company has adopted the principles of UITF 44 in accounting for share-based payments, with consequential changes to the 2007 comparative figures. Note 1 explains the effect of the change.

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES (UK GAAP BASIS)

Years ended December 31

	2008	2007	2006
	(In £ Millions)
Profit (loss) for the financial year	486	(17)	834
Actuarial (losses) gains recognized in respect of the pension scheme (net of related deferred tax)	(103)	66	83
Reserve movements in respect of share-based payments*	9	5	5

Total recognized gains relating to the financial year*	392	54	922

Effect of the adoption of UITF 44 in respect of prior years*	19

Total gains recognized since last report	411

*
The parent company has adopted the principles of UITF 44 in accounting for share-based payments, with consequential changes to 2007 and 2006 comparative figures. Note 1 explains the effect of this change.

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES (UK GAAP BASIS) (Continued)

Years ended December 31

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' CAPITAL
AND RESERVES (UK GAAP BASIS)

	Number of Ordinary Shares	Ordinary Share Capital	Share Premium	Retained Profit and Loss Reserve	Total
	(In Millions)	(In £ Millions)
January 1, 2006, as previously reported	2,387	119	1,564	774	2,457
Effect of the adoption of UITF 44 in respect of prior years*	—	—	—	9	9

January 1, 2006, as adjusted*	2,387	119	1,564	783	2,466
Total recognized gains relating to 2006	—	—	—	922	922
Dividends	—	—	—	(398)	(398)
New share capital subscribed	57	3	333	—	336
Transfer for shares issued in lieu of cash dividends	—	—	(75)	75	—

January 1, 2007, as previously reported	2,444	122	1,822	1,368	3,312
Effect of the adoption of UITF 44 in respect of prior years*	—	—	—	14	14

January 1, 2007, as adjusted*	2,444	122	1,822	1,382	3,326
Total recognized gains relating to 2007	—	—	—	54	54
Dividends	—	—	—	(426)	(426)
New share capital subscribed	26	1	181	—	182
Transfer for shares issued in lieu of cash dividends	—	—	(175)	175	—

January 1, 2008, as previously reported	2,470	123	1,828	1,166	3,117
Effect of the adoption of UITF 44 in respect of prior years*	—	—	—	19	19

January 1, 2008, as adjusted*	2,470	123	1,828	1,185	3,136
Total recognized gains relating to 2008	—	—	—	392	392
Dividends	—	—	—	(453)	(453)
New share capital subscribed	27	2	168	—	170
Transfer for shares issued in lieu of cash dividends	—	—	(156)	156	—

December 31, 2008	2,497	125	1,840	1,280	3,245

*
The parent company has adopted the principles of UITF 44 in accounting for share-based payments, with consequential changes to the 2007 and 2006 comparative figures. Note 1 explains the effect of the change.

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

STATEMENTS OF CASH FLOWS (UK GAAP BASIS)

Years ended December 31

	2008	2007	2006
	(In £ Millions)
Operations
Net cash inflow from operating activities before interest and tax	1,248	591	1,509
Interest paid	(422)	(380)	(344)
Taxes recovered	88	15	122
Acquisitions and disposals
Investment in shares in subsidiary undertakings	(27)	(1,792)	(35)
Disposal of Egg Banking plc	—	527	—

Net cash outflow from acquisitions and disposals	(27)	(1,265)	(35)

Equity dividends paid	(295)	(250)	(323)

Net cash inflow (outflow) before financing	592	(1,289)	929

Financing
Issue of ordinary share capital	12	6	15
Issue of borrowings, net of repayment	200	0	(1)
Movement in commercial paper and other borrowings to support a short-term fixed income securities reinvestment program	(1,199)	446	560
Movement in net amount owed by subsidiary undertakings	319	760	(1,369)

Net cash inflow (outflow) from financing	(668)	1,212	(795)

Net cash (outflow) inflow for the year	(76)	(77)	134

Reconciliation of profit on ordinary activities before tax to net cash inflow from operating activities
Profit on ordinary activities before tax	251	20	865
Add back: interest charged	550	440	463
Adjustments for non-cash items:
Fair value adjustments on derivatives	35	18	7
Pension scheme	(29)	(24)	(41)
Foreign currency exchange movements	397	59	(152)
Provisions against investments and loans	17	30	363
Loss on sale of Egg	—	51	—
Decrease (increase) in debtors	14	17	14
Increase (decrease) in creditors	13	(20)	(10)

Net cash inflow from operating activities	1,248	591	1,509

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

NOTES TO THE CONDENSED FINANCIAL STATEMENT SCHEDULE

December 31, 2008

1      Accounting policies

        The financial statements of the parent company are prepared in accordance with applicable accounting standards under UK Generally Accepted Accounting Practice (UK GAAP), including Financial Reporting Standards (FRS) and Statements of Standard Accounting Practice (SSAP). This is in line with the parent company's UK statutory basis of reporting.

Changes in accounting policies

        UITF 44, 'Group and Treasury Share Transactions' which is an interpretation of FRS 20, 'Share-based Payment' became effective in 2008. Where a parent company grants the options or awards of its equity instruments to employees of its subsidiary, and such share-based compensation is accounted for as equity-settled in the consolidated financial statements, UITF 44 requires the subsidiary to record a compensation expense with a corresponding increase in equity as a capital contribution equal to the value of the share-based payment in accordance with FRS 20. Consequently, in the financial statements of the parent company, an increase in the investment in the subsidiary is recorded for the value of the share options and awards granted to the employees of the subsidiary. As a result of the adoption of UITF 44, the Company has recognized an addition to investment in subsidiary undertakings of the aggregate amount of the contributions for equity instruments it granted, primarily under the Save As You Earn (SAYE) plan, subsequent to 7 November 2002. As at December 31, 2008, the addition to investment in subsidiary undertakings of the Company was £28 million with a corresponding credit to equity for the same amount. The 2007 and 2006 comparatives have also been adjusted accordingly for the adoption of UITF 44 with an addition to investment in subsidiary undertakings of £19 million and £14 million, respectively with a corresponding credit to equity. There is no impact on the profit or loss of the Company.

        In October 2008, the Accounting Standards Board (ASB) approved the 'Amendments to FRS 26 (IAS 39) and FRS 29 (IFRS 7): Reclassification of Financial Assets' that permit the reclassification of certain 'held for trading' and 'available-for-sale' financial assets into the 'loans and receivables' category carried at amortized cost if specific conditions are met and additional disclosures are made regarding any assets so reclassified. The adoption of these amendments to FRS 26 and FRS 29 did not have an impact on the balance sheet or profit and loss account of the Company as the Company has not made any such reclassification of financial assets as permitted by the amendments.

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

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

NOTES TO THE CONDENSED FINANCIAL STATEMENT SCHEDULE (Continued)

December 31, 2008

1      Accounting policies (Continued)
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

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

NOTES TO THE CONDENSED FINANCIAL STATEMENT SCHEDULE (Continued)

December 31, 2008

1      Accounting policies (Continued)

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

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

NOTES TO THE CONDENSED FINANCIAL STATEMENT SCHEDULE (Continued)

December 31, 2008

1      Accounting policies (Continued)

Share-based payments

        The Group offers share award and option plans for certain key employees and a SAYE plan for all UK and certain overseas employees. The share-based payment plans operated by the Group are mainly equity-settled plans with a few cash-settled plans.

        Following the adoption of UITF 44, where the Company, as the parent company, grants the options or awards of its equity instruments to employees of its subsidiary, and such share-based payment is accounted for as equity-settled in the Group financial statements, the Company records an increase in the investment in the subsidiary undertakings for the value of the share options and awards granted with a corresponding credit entry recognized directly in equity. The value of the share options and awards granted is based upon the fair value of the options and awards at the grant date, the vesting period and the vesting conditions.

2      Dividends declared in the reporting period from subsidiary undertakings

	2008	2007	2006
	(In £ Millions)
The Prudential Assurance Company Limited	482	288	248
Prudential Holdings Limited	120	—	862
M&G Group Limited	106	99	165
Other subsidiaries	124	—	28

Total dividends	832	387	1,303

3      Reconciliation from UK GAAP to IFRS

        The parent company financial statements are prepared in accordance with UK GAAP and the consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. The tables below provide a reconciliation between UK GAAP and IFRS.

	2008	2007	2006
	(In £ Millions)
Profit after tax
Profit (loss) for the financial year of the parent company in accordance with UK GAAP	486	(17)	834
IFRS adjustment	(11)	(9)	28

Profit for the financial year of the parent company (including dividends from subsidiaries) in accordance with IFRS†	475	(26)	862
Share in the IFRS profit of the Group, net of distributions to the parent company	(871)	973	(52)

Profit after tax of the Group attributable to shareholders in accordance with IFRS†	(396)	947	810

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

NOTES TO THE CONDENSED FINANCIAL STATEMENT SCHEDULE (Continued)

December 31, 2008

3      Reconciliation from UK GAAP to IFRS (Continued)

	2008	2007
	(In £ Millions)
Net Equity
Shareholders' equity of the parent company in accordance with UK GAAP*	3,245	3,136
IFRS adjustment	(50)	(139)

Shareholders' equity of the parent company in accordance with IFRS*†	3,195	2,997
Share in the IFRS net equity of the Group	1,863	3,065

Shareholders' equity of the Group in accordance with IFRS†	5,058	6,062

*
Under UK GAAP, the parent company has adopted the principles of UITF 44 in accounting for share-based payments, with consequential changes to the 2007 and 2006 comparative figures. Note 1 explains the effect of the change. An equivalent pronouncement, IFRIC 11, "Group and Treasury Share Transactions" applies under IFRS.

†
Under IFRS the Group has adopted the principles of IFRIC 14 in accounting for pension schemes. The adoption gives rise to consequential changes to the comparative IFRS results for 2007 and 2006. Note I1 of Prudential's consolidated financial statements explains the effects of the change.

        The "IFRS adjustment" lines in the above tables represent the difference in the accounting treatment for pension schemes between UK GAAP and IFRS. In 2008, under IFRS, IFRIC 14, an interpretation of IAS 19, was adopted with the effect of derecognizing the parent company's interest in the PSPS surplus and recognizing an additional liability for deficit funding obligation of PSPS to April 5, 2010. Under UK GAAP, the parent company's interest in PSPS surplus recognized on the balance sheet represents the element which is recoverable through reduced future contribution. The shares in the IFRS profit and net equity of the Group represent the parent company's equity in the earnings and net assets of its subsidiaries and associates. The profit for the financial year of the parent company in accordance with UK GAAP and IFRS includes dividends declared in the year from subsidiary undertakings of £832 million, £387 million and £1,303 million for the years ended December 31, 2008, 2007, and 2006, respectively (see note 2).

        As stated in note 1, under UK GAAP, the parent company accounts for its investments in subsidiary undertakings at the lower of cost and estimated realizable value. For the purpose of this reconciliation, no adjustment is made to the parent company in respect of any valuation adjustments to shares in subsidiary undertakings which would be eliminated on consolidation

4      Guarantees provided by the parent company

        In certain instances the parent company has guaranteed that its subsidiaries will meet their obligations when they fall due for payment.

 SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PRUDENTIAL PLC
May 18, 2009	By:	/s/ MARK TUCKER
	Name:	Mark Tucker
	Title:	Group Chief Executive

 Item 19. Exhibits

        Documents filed as exhibits to this Form 20-F:

Exhibit Number	Description
1.	Memorandum and Articles of Association of Prudential (effective from October 1, 2009). Memorandum and Articles of Association of Prudential (effective until September 30, 2009)(6).
2.1
Form of Deposit Agreement among Prudential, Morgan Guaranty Trust Company of New York, as depositary, and holders and beneficial owners from time to time of ADRs issued there under, including the form of ADR.(1)
2.2
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
4.1	Restricted Share Plan(6), Group Performance Share Plan(5), Business Unit Performance Plan(5) and M&G Executive Long-Term Incentive Plan(6)
4.2	Executive Directors' Service Contracts: Mark Tucker(3) Clark Manning(2) Michael McLintock(2) Nick Prettejohn(4) Barry Stowe(5) Tidjane Thiam(6)(7)
4.3	Other benefits between the Prudential Group and Executive Directors: Mark Tucker(6) Clark Manning(6) Michael McLintock(6) Nick Prettejohn(6) Barry Stowe(6) Tidjane Thiam(6)
4.4	Chairman's Letter of Appointment
4.5	Other benefits between Prudential and the Chairman
4.6	Non-executive Directors' Letters of Appointment Sir Winfried Bischoff(6) Keki Dadiseth(3) Michael Garrett(3) Ann Godbehere(6) Bridget Macaskill(3) Kathleen O'Donovan(3) James Ross(3) Lord Turnbull(4)

Exhibit Number	Description
4.7	Other benefits between Prudential and the non-executive Directors
Sir Winfried Bischoff(6)
Keki Dadiseth(6)
Michael Garrett(6)
Ann Godbehere(6)
Bridget Macaskill(6)
Kathleen O'Donovan(6)
James Ross(6)
Lord Turnbull(6)
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

(6)
As previously filed with the Securities and Exchange Commission on May 15, 2008 as an exhibit to Prudential's Form 20-F.

(7)
Additional filing as an exhibit to this Prudential's Form 20-F.

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
  Item 16B. Code of Ethics
  Item 16C. Principal Accountant Fees and Services
  Item 16D. Exemptions from the Listing Standards for Audit Committees
  Item 16E. Purchases of Equity Securities by Prudential plc and Affiliated Purchasers
  Item 16G. Corporate Governance
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
Prudential plc and Subsidiaries Notes to the Consolidated Financial Statements December 31, 2008
INDEX TO THE CONDENSED FINANCIAL INFORMATION OF REGISTRANT
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
SCHEDULE II CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc STATEMENTS OF CASH FLOWS (UK GAAP BASIS) Years ended December 31
SCHEDULE II CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc NOTES TO THE CONDENSED FINANCIAL STATEMENT SCHEDULE December 31, 2008
SIGNATURES
  Item 19. Exhibits