Form 20-F
period 2009-12-31
PRUDENTIAL PLC
filed 2010-06-22
CIK 1116578

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 22, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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

None

The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2009 was:

2,532,227,471 Ordinary Shares, 5 pence par value each

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

 Item 3. Key Information

SELECTED HISTORICAL FINANCIAL INFORMATION OF PRUDENTIAL

        The following table sets forth Prudential's selected consolidated financial data for the periods indicated. Certain data is derived from Prudential's audited consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). Were the Group to apply International Financial Reporting Standards as adopted by the European Union ("EU") as opposed to those issued by the International Accounting Standards Board ("IASB"), no additional adjustments would be required. This table is only a summary and should be read in conjunction with Prudential's consolidated financial statements and the related notes included elsewhere in this document, together with Item 5, "Operating and Financial Review and Prospects".

        The following table presents the income statement and statement of financial position data for and as at the years ended December 31, 2005 to 2009, as presented in accordance with IFRS, and has been derived from Prudential's consolidated financial statements, audited by KPMG Audit Plc:

	Year Ended December 31,
	2009(1)	2009	2008	2007	2006	2005
	(In $ Millions)	(In £ Millions)
Income statement data
Gross premium earned	32,817	20,299	18,993	18,359	16,157	15,225
Outward reinsurance premiums	(522)	(323)	(204)	(171)	(171)	(197)

Earned premiums, net of reinsurance	32,295	19,976	18,789	18,188	15,986	15,028
Investment return	43,472	26,889	(30,202)	12,225	17,141	23,120
Other income	1,995	1,234	1,146	2,457	1,917	1,862

Total revenue, net of reinsurance	77,762	48,099	(10,267)	32,870	35,044	40,010

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(66,600)	(41,195)	10,824	(26,785)	(28,267)	(33,100)
Acquisition costs and other operating expenditure	(7,391)	(4,572)	(2,459)	(4,859)	(4,489)	(4,514)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(338)	(209)	(172)	(168)	(177)	(175)
Goodwill impairment charge	—	—	—	—	—	(120)
Loss on sale of Taiwan agency business	(904)	(559)	—	—	—	—

Total charges, net of reinsurance	(75,233)	(46,535)	8,193	(31,812)	(32,933)	(37,909)

Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)(2)	2,529	1,564	(2,074)	1,058	2,111	2,101
Tax (charge) credit attributable to policyholders' returns	(1,323)	(818)	1,624	5	(830)	(1,147)

Profit (loss) before tax attributable to shareholders	1,206	746	(450)	1,063	1,281	954
Tax (charge) credit attributable to shareholders' profits	(89)	(55)	59	(354)	(365)	(242)

Profit (loss) from continuing operations after tax	1,117	691	(391)	709	916	712
Discontinued operations (net of tax)(3)	(22)	(14)	—	241	(105)	48

Profit (loss) for the year	1,095	677	(391)	950	811	760

	As of and for the Year Ended December 31,
	2009(1)	2009(1)	2008		2007	2006	2005
	(In $ Millions, Except Share Information)	(In £ Millions, Except Share Information)
Statement of financial position data
Total assets	368,210	227,754	215,542		219,382	216,528	207,436
Total policyholder liabilities and unallocated surplus of with-profits funds	317,547	196,417	182,391		190,317	178,539	170,315
Core structural borrowings of shareholder financed operations	5,487	3,394	2,958		2,492	3,063	3,190
Total equity	10,190	6,303	5,113		6,164	5,556	5,366
Based on profit (loss) for the year attributable to the equity holders of the Company:
Basic earnings per share	43.65¢	27.0p	(16.0	)p	38.7p	33.6p	31.6p
Diluted earnings per share	43.65¢	27.0p	(16.0	)p	38.6p	33.6p	31.6p
Dividend per share declared and paid in reporting period(6)	31.04¢	19.2p	18.29p		17.42p	16.44p	15.95p
Equivalent cents per share(7)	—	30.62¢	35.36¢		34.70¢	30.74¢	29.61¢
Market price at end of period	1,034.69¢	640.0p	416.5p		712p	699.5p	550p
Weighted average number of shares (in millions)		2,501	2,472		2,445	2,413	2,365
Other data
New business from continuing operations:
Single premium sales(5)	23,434	14,495	15,186		14,818	13,928	12,763
New regular premium sales(4)(5)	2,339	1,447	1,360		1,177	942	708
Gross investment product contributions	155,295	96,057	63,147		53,759	33,894	26,373
Funds under management	468,843	290,000	249,000		267,000	251,000	234,000

(1)
Amounts stated in US dollars have been translated from pounds sterling at the rate of $1.6167 per £1.00 (the noon buying rate in New York City on December 31, 2009).

(2)
This measure is the formal profit (loss) before tax measure under IFRS but is not the result attributable to shareholders. See "Presentation of results before tax" in note A3 to Prudential's consolidated financial statements in Item 18 for further explanation.

(3)
Additional information on discontinued operations is set out in note I9 to Prudential's consolidated financial statements in Item 18.

(4)
New regular premium sales are reported on an annualized basis, which represents a full year of installments in respect of regular premiums irrespective of the actual payments made during the year.

(5)
The new business premiums in the table shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. Department of Work and Pensions ("DWP") rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.

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

    The table above includes new business for the Taiwan bank distribution operation. New business of the Taiwan agency business, which was sold in June 2009, is excluded from the table. The comparative figures have been restated accordingly.

(6)
Under IFRS, dividends declared after the balance sheet date in respect of the prior reporting period are treated as a non-adjusting event. The appropriation reflected in the statement of changes in equity, therefore, includes the final dividend in respect of the prior year. Parent company dividends relating to the reporting period were an interim dividend of 6.29p per share in 2009 (2008: 5.99p, 2007: 5.70p) and a final dividend of 13.56p per share in 2009 (2008: 12.91p, 2007: 12.30p). See "Dividend Data" section below for information regarding the 2009 final dividend.

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

        On March 1, 2010, Prudential's directors recommended a final dividend for 2009 of 13.56 pence per share payable on May 27, 2010 to shareholders on the register at the close of business on April 9, 2010. On the same date, Prudential announced its agreement with American International Group Inc. ("AIG") for the combination of Prudential and AIA Group Limited ("AIA"), a wholly owned subsidiary of AIG. The cash component of the consideration was envisaged to be part financed by a rights issue which would have required shareholder approval at a General Meeting. In order to minimize the inconvenience to shareholders of having two shareholder's meetings within a short period, Prudential's directors adjourned the AGM on May 19, 2010 and reconvened it on June 7, 2010. One of the consequences of adjourning the AGM was that, in order to pay a dividend of 13.56 pence on May 27, 2010 (as announced on March 1, 2010) that dividend was paid as a second interim dividend. Accordingly, references in this annual report on Form 20-F to the 2009 final dividend should be read as references to the second interim dividend of the same amount. On June 2, 2010, Prudential announced that its agreement with AIG had been terminated.

        The following table shows certain information regarding the dividends per share that Prudential declared for the periods indicated in pence sterling and converted into US dollars at the noon buying rate in effect on each payment date. Interim dividends for a specific year now generally have a record date in August and a payment date in September of that year, and final dividends now generally have a record date in the following March/April and a payment date in the following May.

Year	Interim Dividend	Interim Dividend	Final Dividend	Final Dividend
	(pence)	(US Dollars)	(pence)	(US Dollars)
2005	5.30	0.0942	11.02	0.2046
2006	5.42	0.1028	11.72	0.2317
2007	5.70	0.1153	12.30	0.2424
2008	5.99	0.1112	12.91	0.2052
2009	6.29	0.1011	13.56	0.1963

        The final dividend for 2009 was 13.56 pence per share. The interim dividend for 2009 was 6.29 pence per share. The total dividend for the year, including the interim dividend and the final dividend, amounts to 19.85 pence per share compared with 18.90 pence per share for 2008, an increase of five per cent. The total cost of dividends in respect of 2009 was £502 million. Dividend cover is calculated as operating profit based on longer-term investment returns after tax on an IFRS basis, divided by the current year total dividend. The full dividend for 2009 is covered 2.2 times by post-tax operating profit based on longer-term investment returns as discussed in Item 5. This compares with dividend cover of 2.2, 1.8, 1.8 and 1.8 for the years 2008, 2007, 2006 and 2005 respectively. The Board will maintain its focus on delivering a growing dividend, which will continue to be determined after taking into account the Group's financial flexibility and the assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

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

Year ended December 31,	Average rate
2005	1.82
2006	1.86
2007	2.01
2008	1.84
2009	1.62

        The following table sets forth the high and low noon buying rates for pounds sterling expressed in US dollars per pound sterling for each of the previous six months:

	High	Low
December 2009	1.66	1.59
January 2010	1.64	1.59
February 2010	1.60	1.52
March 2010	1.53	1.49
April 2010	1.55	1.52
May 2010	1.52	1.43

        On June 18, 2010, the noon buying rate was £1.00 = $1.48.

 RISK FACTORS

        A number of factors (risk factors) affect Prudential's operating results and financial condition and, accordingly, the trading price of its shares. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this report, is not updated, and any forward looking statements are made subject to the reservations specified below under "Forward Looking Statements".

Risks relating to Prudential's business

Prudential's businesses are inherently subject to market fluctuations and general economic conditions

        Prudential's businesses are inherently subject to market fluctuations and general economic conditions. Uncertain or negative trends in international economic and investment climates which have adversely affected Prudential's business and profitability could be repeated, or prolonged, or could worsen. The adverse effects of such trends, including the unprecedented market dislocation across asset classes and geographical markets witnessed in 2008 and in the first half of 2009, have been and would be felt principally through the following:

  •
  investment impairments or reduced investment returns, as a result of market volatility, could impair Prudential's ability to write significant volumes of new business which would have a negative impact on its assets under management and profit;

  •
  higher credit defaults and wider credit and liquidity spreads resulting in realized and unrealized credit losses, as experienced during 2008 and 2009, when illiquidity and credit spreads reached all-time highs;

  •
  Prudential in the normal course of business enters into a variety of transactions with counterparties, including derivative transactions. Failure of any of these counterparties to discharge their obligations, or where adequate collateral is not in place, could have an adverse impact on Prudential's results; and

  •
  estimates of the value of financial instruments are difficult because in certain illiquid or closed markets, determining the value at which financial instruments can be realized is highly subjective. Processes to ascertain value and estimates of value require substantial elements of judgment, assumptions and estimates (which may change over time). Increased illiquidity also adds to uncertainty over the accessibility of financial resources and may reduce capital resources as valuations decline.

        Although global markets have begun to stabilize beginning in 2009, interest rates remain low, and many of the challenges of 2008 persist in the credit markets. New challenges may continue to emerge.

        A significant part of Prudential's shareholders' profit is related to bonuses for policyholders declared on its with-profits products, which are broadly based on historical and current rates of return on equity, real estate and fixed income securities, as well as Prudential's expectations of future investment returns. During 2008 and for the first half of 2009, Prudential had to operate in the UK against a challenging background of unprecedented volatility in capital and equity markets, interest rates and widespread economic uncertainty. This has led, among other things, to reduced consumer spending, an increase in unemployment, and consequently reduced liquidity, requiring the intervention of the Bank of England via a quantitative easing program to restore credit liquidity in the market.

        For some non-unit-linked investment products, in particular those written in some of the Group's Asian operations, it may not be possible to hold assets which will provide cash flows to match exactly those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets where regulated surrender values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. This residual asset/liability mismatch risk can be managed, but not eliminated. Where interest rates in these markets remain lower than interest rates used to calculate surrender values over a sustained period, this could have an adverse impact on Prudential's reported profit.

        In the US, fluctuations in prevailing interest rates can affect results from Jackson National Life Insurance Company ("Jackson") which has a significant spread-based business, with the majority of its assets invested in fixed income securities. In particular, fixed annuities and stable value products written by Jackson expose Prudential to the risk that changes in interest rates, which are not fully reflected in the interest rates credited to customers, will reduce spread. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders' liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates. During 2008, the US financial services industry faced an unprecedented array of challenges: the S&P 500 index fell by 38.5 per cent, government interest rates fell to historic lows, and global markets experienced a significant increase in volatility. In addition, credit markets seized up and global credit spreads widened to historic levels. These factors contributed to substantial increases in Jackson's unrealized losses. Declines in spread from these products or other spread businesses that Jackson conducts could have a material impact on its businesses or results of operations. Jackson also writes a significant amount of variable annuities that offer capital or income protection guarantees. There could be unforeseen market circumstances where the derivatives that it enters into to hedge its market risks may not fully offset its losses, and any cost of the guarantees that remain unhedged will also affect Prudential's results.

Prudential will be subject to the risk of potential sovereign debt credit deterioration owing to the amounts of sovereign debt obligations held in its investment portfolio

        Prudential will be subject to the risk of potential sovereign debt credit deterioration and default. Investment in sovereign debt obligations involves risks not present in debt obligations of corporate issuers. Investing in such instruments creates exposure to the direct or indirect consequences of political, social or economic changes (including changes in governments, heads of states or monarchs) in the countries in which the issuers are located and the creditworthiness of the sovereign. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default. A sovereign debtor's willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its cash flow situation, its relations with its central bank, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward local and international lenders, and the political constraints to which the sovereign debtor may be subject. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issues. If a sovereign were to default on its obligations, this could have a material adverse effect on Prudential's financial condition and results of operations.

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses

        Due to their geographical diversity, Prudential's businesses are subject to the risk of exchange rate fluctuations. Prudential's operations in the US and Asia, which represent a significant proportion of operating profit and shareholders' funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential's consolidated financial statements upon translation of results into pounds sterling. The currency exposure relating to the translation of reported earnings is not currently separately managed. The impact of gains or losses on currency translations is recorded as a component of shareholders' funds within the statement of changes in equity. Consequently, this could impact on Prudential's gearing ratios (defined as debt over debt plus shareholders' funds).

Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which it operates

        Changes in government policy, legislation (including tax) or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates, which in some circumstances may be applied retrospectively, may adversely affect Prudential's product range, distribution channels, capital requirements and, consequently, reported results and financing requirements. Also, regulators in jurisdictions in which Prudential operates may change the level of capital required to be held by individual businesses or could introduce possible changes in the regulatory framework for pension arrangements and policies, the regulation of selling practices and solvency requirements. Furthermore, as a result of the recent interventions by governments in response to global economic conditions, it is widely expected that there will be a substantial increase in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transaction structure, and enhanced supervisory powers.

        Current EU directives, including the EU Insurance Groups Directive ("IGD") require European financial services groups to demonstrate net aggregate surplus capital in excess of solvency requirements at the group level in respect of shareholder-owned entities. The test is a continuous requirement, so that Prudential needs to maintain a somewhat higher amount of regulatory capital at the group level than otherwise necessary in respect of some of its individual businesses to accommodate, for example, short-term movements in global foreign exchange rates, interest rates, deterioration in credit quality and equity markets. The EU is also developing a new solvency framework for insurance companies, referred to as "Solvency II". The new approach will be based on the concept of three pillars—minimum capital requirements, supervisory review of firms' assessment of risk, and enhanced disclosure requirements—and will cover valuations, the treatment of insurance groups, the definition of capital and the overall level of capital requirements. A key aspect of Solvency II is that the assessment of risks and capital requirements will be aligned more closely with economic capital methodologies, and may allow Prudential to make use of its internal economic capital models, if approved by the Financial Services Authority (FSA). The Solvency II Directive was formally approved by a meeting of the EU's Economic and Financial Affairs Council on November 10, 2009. The European Commission has already initiated the process of developing the detailed rules that will complement the high-level Principles of the Directive, referred to as "implementing measures", which are subject to a consultation process and are not expected to be finalized until late 2011. There is a significant uncertainty regarding the final outcome of this process. As a result there is a risk that the effect of the measures finally adopted could be adverse for Prudential, including potentially a significant increase in capital required to support the business.

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

        The Group's accounts are prepared in accordance with current International Financial Reporting Standards ("IFRS") applicable to the insurance industry. The International Accounting Standards Board ("IASB") introduced a framework that it described as Phase I, which permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. The IASB has published proposals in its Phase II discussion paper, which would introduce significant changes to the statutory reporting of insurance entities that prepare accounts according to IFRS and has stated its intention to publish an Exposure Draft in 2010. It is uncertain whether and how the proposals in the discussion paper will become definitive IFRS and when such changes might take effect.

        Any changes or modification of IFRS accounting policies may require a change in the future results or a restatement of reported results.

        European Embedded Value ("EEV") basis results are published as supplementary information by Prudential using principles issued by the European CFO (Chief Financial Officers) Forum. The EEV basis is a value-based reporting method for Prudential's long-term business which is used by market analysts and which underpins a significant part of the key performance indicators used by Prudential's management for both internal and external reporting purposes. In June 2008, in an effort to improve the consistency and transparency of embedded value reporting, the CFO Forum published the Market Consistent Embedded Value (MCEV) Principles. Following a review of the impact of turbulent market conditions on the MCEV Principles, the CFO Forum announced in May 2009 the postponement of the mandatory reporting on MCEV basis until 2011 and subsequently, in October 2009, changes in the principles to allow for the inclusion of a liquidity premium, which is the additional return investors require for investing in less liquid assets and is a key component in the calculation of the profitability of UK annuity business. It also announced that it was performing further work to develop more detailed application guidance to increase consistency going forward. When the work has been completed, Prudential will consider its approach to the new Principles. The adoption of the new Principles would give rise to different embedded value results from those prepared under the application of European Embedded Value Principles.

The resolution of several issues affecting the financial services industry could have a negative impact on Prudential's reported results or on its relations with current and potential customers

        Prudential is, and in the future may be, subject to legal and regulatory actions in the ordinary course of its business, both in the UK and internationally. This could be a review of business sold in the past under previously acceptable market practices at the time, such as the requirement in the UK to provide redress to certain past purchasers of pension and mortgage endowment policies, changes to the tax regime affecting products and regulatory reviews on products sold and industry practices, including, in the latter case, businesses it has closed.

        Regulators particularly, but not exclusively, in the US and the UK are moving towards a regime based on principles-based regulation which brings an element of uncertainty. These regulators are increasingly interested in the approach that product providers use to select third party distributors and to monitor the appropriateness of sales made by them. In some cases, product providers can be held responsible for the deficiencies of third-party distributors.

        In the US, federal and state regulators have focused on, and continue to devote substantial attention to, the mutual fund, fixed index variable annuity and insurance product industries. This includes new regulations in respect of the suitability of broker-dealers' sales of certain products. As a result of publicity relating to widespread perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms.

        In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. There is a risk that new requirements are introduced that are retrospectively applied to sales made prior to their introduction.

Litigation, disputes and regulatory investigations may adversely affect Prudential's profitability and financial condition

        Prudential is, and may be in the future, subject to legal actions, disputes and regulatory investigations in the ordinary course of its insurance, investment management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential's businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential's markets. Legal actions and disputes may arise under contracts, regulations (including tax) or from a course of conduct taken by Prudential, and may be class actions. Although Prudential believes that it has adequately provided in all material aspects for the costs of litigation and regulatory matters, no assurance can be provided that such provisions are sufficient. Given the large or indeterminate amounts of damages sometimes sought, and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could, from time to time, have an adverse effect on Prudential's results of operations or cash flows.

Prudential's businesses are conducted in highly competitive environments with developing demographic trends and continued profitability depends on management's ability to respond to these pressures and trends

        The markets for financial services in the UK, US and Asia are highly competitive, with several factors affecting Prudential's ability to sell its products and continued profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance, historical bonus levels, developing demographic trends and customer appetite for certain savings products. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates or claims-paying ratios. Further, heightened competition for talented and skilled employees and agents with local experience, particularly in Asia, may limit Prudential's potential to grow its business as quickly as planned.

        In Asia, the Group's principal regional competitors are international financial companies, including Allianz, AXA, ING, AIA and Manulife. In a number of markets, local companies have a very significant market presence.

        Within the UK, Prudential's principal competitors in the life market include many of the major retail financial services companies including, in particular, Aviva, Legal & General, Lloyds Banking Group and Standard Life.

        Jackson's competitors in the US include major stock and mutual insurance companies, mutual fund organizations, banks and other financial services companies such as AIG, AXA Financial Inc., Hartford Life Inc., Lincoln National, MetLife and TIAA-CREF.

        Prudential believes competition will intensify across all regions in response to consumer demand, technological advances, the impact of consolidation, regulatory actions and other factors. Prudential's ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures.

Downgrades in Prudential's financial strength and credit ratings could significantly impact its competitive position and hurt its relationships with creditors or trading counterparties

        Prudential's financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in most of Prudential's products, and as a result its competitiveness. Downgrades in Prudential's ratings, as a result of, for example, decreased profitability, increased costs, increased indebtedness or other concerns, could have an adverse effect on its ability to market products and retain current policyholders. In addition, the interest rates Prudential pays on its borrowings are affected by its debt credit ratings, which are in place to measure the Group's ability to meet its contractual obligations.

        As at March 31, 2010:

  Prudential's long-term senior debt is rated as A2 (negative outlook) by Moody's, A+ (negative watch) by Standard & Poor's and A+ (negative watch) by Fitch;

  Prudential's short-term debt is rated as P-1 by Moody's, A-1 by Standard & Poor's and F1+ (negative watch) by Fitch;

  The Prudential Assurance Company Limited long-term fund is rated Aa2 (negative outlook) by Moody's, AA (negative watch) by Standard & Poor's and AA+ (negative watch) by Fitch;

  Jackson's financial strength is rated AA (negative watch) by Standard & Poor's and Fitch, A1 (negative outlook) by Moody's, and A+ (under review- negative) by AM Best.

        In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential's financial condition.

Adverse experience in the operational risks inherent in Prudential's business could have a negative impact on its results of operations

        Operational risks are present in all of Prudential's businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events. Prudential's business is dependent on processing a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. In addition, Prudential outsources several operations, including a significant part of its UK back office and customer-facing functions as well as a number of IT functions, resulting in reliance upon the operational processing performance of its outsourcing partners.

        Further, because of the long-term nature of much of the Group's business, accurate records have to be maintained for significant periods. Prudential's systems and processes incorporate controls which are designed to manage and mitigate the operational risks associated with its activities. For example, any weakness in the administration systems or actuarial reserving processes could have an impact on its results of operations during the effective period. Prudential has not experienced or identified any operational risks in its systems or processes during 2009, which have subsequently caused, or are expected to cause, a significant negative impact on its results of operations.

Adverse experience against the assumptions used in pricing products and reporting business results could significantly affect Prudential's results of operations

        Prudential needs to make assumptions about a number of factors in determining the pricing of its products and setting reserves and for reporting its capital levels and the results of its long-term business operations. For example, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its UK annuity business. In exchange for a premium equal to the capital value of their accumulated pension fund, pension annuity policyholders receive a guaranteed payment, usually monthly, for as long as they are alive. Prudential conducts rigorous research into longevity risk, using data from its substantial annuitant portfolio. As part of its pension annuity pricing and reserving policy, Prudential's UK business assumes that current rates of mortality continuously improve over time at levels based on adjusted data from the Continuous Mortality Investigations (CMI) as published by the Institute and Faculty of Actuaries. If mortality improvement rates significantly exceed the improvement assumed, Prudential's results of operations could be adversely affected.

        A further example is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (persistency). This is particularly relevant to its lines of business other than its UK annuity business. Prudential's persistency assumptions reflect recent past experience for each relevant line of business. Any expected deterioration in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly lower than assumed (that is, policy termination rates are significantly higher than assumed), the Group's results of operations could be adversely affected.

        Another example is the impact of epidemics and other effects that cause a large number of deaths. Significant influenza epidemics have occurred three times in the last century, but the likelihood, timing, or the severity of future epidemics cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organizations, in combating the spread and severity of any epidemics could have a material impact on the Group's loss experience.

        In common with other industry participants, the profitability of the Group's businesses depends on a mix of factors including mortality and morbidity trends, policy surrender rates, investment performance and impairments, unit cost of administration and new business acquisition expense.

As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments.

        The Group's insurance and investment management operations are generally conducted through direct and indirect subsidiaries.

        As a holding company, Prudential's principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper. Certain of the subsidiaries are restricted by applicable insurance, foreign exchange and tax laws, rules and regulations that can limit the payment of dividends, which in some circumstances could limit the ability to pay dividends to shareholders or to make available funds held in certain subsidiaries to cover operating expenses of other members of the Group.

Prudential operates in a number of markets through joint ventures and other arrangements with third parties (including in China and India), involving certain risks that Prudential does not face with respect to its consolidated subsidiaries

        Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures (including in China and India). The Group's ability to exercise management control over its joint venture operations and its investment in them depends on the terms of the joint venture agreements, in particular, the allocation of control among, and continued co-operation between, the joint venture participants. Prudential may also face financial or other exposure in the event that any of its joint venture partners fails to meet its obligations under the joint venture or encounters financial difficulty. In addition, a significant proportion of the Group's product distribution is carried out through arrangements with third parties not controlled by Prudential and is dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements could adversely affect the results of operations of Prudential

Prudential's Articles of Association contain an exclusive jurisdiction provision

        Under Prudential's Articles of Association, certain legal proceedings may only be brought in the courts of England and Wales. This applies to legal proceedings by a shareholder (in its capacity as such) against Prudential and/or its directors and/or its professional service providers. It also applies to legal proceedings between Prudential and its directors and/or Prudential and Prudential's professional service providers that arise in connection with legal proceedings between the shareholder and such professional service provider. This provision could make it difficult for US and other non-UK shareholders to enforce their shareholder rights.

Changes in tax legislation may result in adverse tax consequences

        Tax rules, including those relating to the insurance industry, and their interpretation, may change, possibly with retrospective effect, in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its interpretation could affect Prudential's profitability and ability to provide returns to shareholders or alter the post-tax returns to shareholders.

FORWARD-LOOKING STATEMENTS

        This annual report on Form 20-F includes 'forward-looking statements', with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Forward-looking statements include, without limitation, statements that typically contain words such as 'will', 'may', 'should', 'continue', 'aims', 'believes', 'expects', 'estimates', 'intends', 'anticipates', 'projects', 'plans' or similar expressions. By their nature, forward-looking statements involve material risks and uncertainties because they relate to events and depend on circumstances that all occur in the future. Many of these risks and uncertainties relate to factors that are beyond Prudential's ability to control or estimate precisely, such as future market conditions, fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital standards, solvency standards or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes, together with other factors discussed in this item under "Risk Factors". This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals and expectations set forth in the forward-looking statements.

        The forward-looking statements contained in this annual report on Form 20-F are made as of the date hereof. Prudential may also make or disclose written and/or oral forward-looking statements in reports filed or furnished to the US Securities and Exchange Commission, as well as in its annual report and accounts to shareholders, proxy statements, offering circulars, registration statements and prospectuses, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. Prudential assumes no obligation or has any intention to publicly update or revise these forward-looking statements, whether as a result of future events, new information or otherwise. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed in this Item 3 "Risk Factors" of this annual report on Form 20-F. These risk factors are not exhaustive as Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business.

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

        The EEV basis is a value based method of reporting in that it reflects the change in the value of in-force long-term business over the accounting period. This value is called the shareholders' funds on the EEV basis which, at a given point in time, is the value of future cash flows expected to arise from the current book of long-term insurance business plus the net worth (based on statutory solvency capital (or economic capital where higher) and free surplus) of the Group's life operations. EEV basis results are published semi-annually by the Company in the UK Market.

        New Business results are published quarterly and are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. From the first quarter of 2010, EEV basis new business profits and margins are also published quarterly.

        The Company's KPIs also include IFRS basis operating profit based on longer-term investment returns as explained in Item 5.

 Item 4. Information on the Company

BUSINESS OF PRUDENTIAL

Overview

        Prudential is a large global financial services group, providing retail financial services in the United Kingdom, the United States and Asia. It has been in existence for over 160 years and has £290 billion in assets under management (as at December 31, 2009). Prudential is not affiliated with Prudential Financial, Inc. or its subsidiary, The Prudential Insurance Company of America.

        Prudential is structured around four main business units: Prudential Corporation Asia, Jackson, Prudential UK insurance operations and M&G. These are supported by central functions which are responsible for Prudential strategy, cash and capital management, leadership development and succession, reputation management and other core group functions.

        Prudential Corporation Asia's core business is life insurance, health and protection, either attached to a life policy or on a standalone basis, and mutual funds. It also provides selected personal lines property and casualty insurance, group insurance, institutional fund management and consumer finance (Vietnam only). The product range offered is tailored to suit the individual country markets. Insurance products are distributed mainly through an agency sales force together with selected banks, while the majority of mutual funds are sold through banks and brokers. Joint venture partners are mandatory in some markets: for example, the life insurance operation in China is a 50 per cent equity joint venture with CITIC, in India Prudential has a 26 per cent equity stake in a joint venture with ICICI and in Malaysia its Takaful business is a 70 per cent equity joint venture with Bank Simpanan Nasional. In the fund management business Prudential holds a 49 per cent equity stake in a joint venture with ICICI, in China it has a 49 per cent equity stake in a joint venture with CITIC and in Hong Kong it has a 36 per cent equity stake in a joint venture with Bank of China International.

        As at December 31, 2009, Prudential Corporation Asia had:

  •
  over 15 million customers in 28 businesses spread across 13 countries;

  •
  distribution relationships with over 75 institutions across Asia including Standard Chartered Bank (SCB), E-Sun Bank and joint venture partners ICICI in India and CITIC in China;

  •
  one of the largest networks of tied agents, comprising over 410,000 agents; and

  •
  consistently high brand recognition, outperforming many other financial services companies and had received multiple awards for its customer service.

        In the United States, Prudential offers a range of products through Jackson, including fixed, fixed index and variable annuities; life insurance; guaranteed investment contracts; and funding agreements. Jackson distributes these products through independent insurance agents; securities broker-dealers; registered investment advisers; a small captive agency channel, consisting of approximately 100 life insurance agents; and banks, credit unions and other financial institutions.

        Jackson also offers fee-based separately managed accounts and investment products through Curian Capital, LLC, which is Jackson's registered investment adviser.

        As at December 31, 2009, in the United States, Jackson:

  •
  was among the 20 largest life insurance companies in terms of General Account assets(1);

  •
  was ranked 4th in total annuity sales in 2009, up from 11th in 2008(2);

  •
  was ranked the top insurance company for overall and sales support satisfaction in the Financial Research Corporation's Adviser Insight Series on market effectiveness(3);

  •
  was once again rated as a 'World Class' service provider for the fifth successive year by Service Quality Measurement Group(4); and

  •
  completed a record sales year with total annual premium equivalent ("APE") retail sales of £912 million, the highest level in Jackson history.

        As at March 31, 2010, Jackson was rated A1 (negative outlook) by Moody's, AA (negative watch) by Standard & Poor's and A+ (under review–negative) by AM Best.

        In the United Kingdom, Prudential offers a range of retail financial products and services, including long-term insurance and asset accumulation and retirement income products (life insurance, pensions and pension annuities), retail investment and unit trust products, and fund management services. Prudential in the United Kingdom primarily distributes these products through financial advisers, partnership agreements with banks and other financial institutions, and direct marketing, by telephone, mail, internet and face-to-face advisers.

        As at December 31, 2009, Prudential in the United Kingdom:

  •
  was one of the market leaders in the individual annuity market and the with-profits market(5);

  •
  was awarded two Five-Star awards at the Financial Adviser Service Awards in the Life and Pensions and Investments categories;

  •
  was named "Best Annuity Provider" at the 2010 Professional Adviser Awards; and

  •
  delivered top-quartile investment performance in 38 per cent of M&G's retail funds in the three years to December 2009(6).

        As at March 31, 2010, the financial strength of The Prudential Assurance Company Limited ("PAC") was rated Aa2 (negative outlook) by Moody's, AA (negative watch) by Standard & Poor's and AA+ (negative watch) by Fitch.

(1)
Source: Statutory financial data per National Underwriter Insurance Data Services from Highline Data, rankings as at September 30, 2009, latest rankings available

(2)
Source: Life Insurance and Market Research Association

(3)
Source: Adviser Insight Marketing Effectiveness, 2009

(4)
Source: Service Quality Measurement Group

(5)
Source: Association of British Insurers ("ABI")

(6)
Source: Morningstar

 Group Strategy Overview

        Prudential aims to deliver growth in shareholder value across three continents and different economies, in different stages of development, focusing on the most profitable opportunities in the pre- and post- retirement sector. Prudential has sought to achieve this by maintaining a strong discipline in relation to profitable new business growth in the long term. As a result, Prudential has delivered a strong performance even during the recent testing market conditions.

        Prudential's strategy is to profitably meet its customers' changing needs for savings, income and protection in its chosen markets. By maintaining focus and discipline in the implementation of this strategy, and by allocating capital to the most attractive opportunities, Prudential believes it is able to generate sustainable and differentiated value for shareholders.

        Through Prudential's international, selective and disciplined approach, it seeks to maintain a diverse portfolio of businesses, which embrace countries at different stages of development, but which share one key attribute: the opportunity for Prudential to build a market-leading operation with prospects for sustainable, long-term, profitable growth and a superior rate of return on capital. Prudential's financial strength is fundamental to its strategy and it has combined a disciplined approach to risk management with targeted group-wide actions to grow and protect its capital.

        A key part of Prudential's growth strategy and differentiation from its competitors is its presence in Asia, which includes 28 businesses that are spread over 13 countries. Its approach to Asia intends to be highly sophisticated and discriminating in terms of product offering, distribution and branding.

        Asia is complex and its economies differ significantly, with varying levels of economic development, from the OECD members, the significant potential of India and China, the dynamic city states of Singapore and Hong Kong, to the fast-growing markets of South East Asia such as Indonesia, Vietnam and Malaysia.

        In the US, which remains the world's largest retirement market, Prudential aims to continue to focus on building its share of the expanding and cash-generative annuities market. Prudential aims to build on its progress in the US by maintaining focus on value over volume, with a particular emphasis on variable annuity products, continuing to target the most profitable business. It will also look to diversify earnings growth and capitalize on its scaleable platform by making bolt-on acquisitions of closed books, when suitable opportunities emerge.

        In the UK, the strategy remains to focus rigorously on balancing new business with cash and capital preservation, with the aim of generating surplus capital for investment group-wide that delivers significantly higher returns than in the UK. The UK business continues to use its strong brand heritage and customer franchise and provides a good foundation for the group-wide strategy.

        The strategy for the asset management businesses in the UK and Asia is to continue to capitalize on their strong investment track record and trusted brands. Asset management is a core competence of Prudential and is a key component of its strategy, providing a reliable source of cash and high-quality profits.

2009 Priorities

        A summary of the 2009 priorities and the level of achievement in respect of these for the year is detailed in the table below:

2009 Summary Priorities	2009 Summary Achievements
Group

•       Balancing growth with cash and capital conservation

•       Effectively manage the Group's risk profile

•       Deliver growing dividend, determined after taking into account the Group's financial flexibility and opportunities to invest in areas of business offering attractive returns

•       Targeting 2 times cover over time

•       Through prudent and proactive management Prudential enhanced the strength and flexibility of its capital base, increasing its Insurance Groups Directive capital surplus at December 31, 2009 to £3.4 billion

•       Full year dividend increased by five per cent

•       Dividend cover of 2.2 times

Asia

•       Expand the agency force and continue to improve
productivity

•       Maximize the potential from non-agency distribution and add new partners

•       Further develop direct marketing channels and up-sell and cross-sell

•       Increase focus on retirement services and health products

•       Record results across a number of metrics in challenging markets

•       Maintained agency channel momentum

•       Improved proportion of Health and Protection products

•       Successful disposal of capital intensive Taiwan agency back book

•       Increased new business profit margins

•       Excellent investment performance

Jackson National Life Insurance Company

•       Capitalize on market dislocation to advance Jackson market position

•       Write profitable business and conserve IGD capital

•       Grow existing retail distribution through organic growth of National Planning Holdings (NPH), Jackson's independent broker-dealer network

•       Retail sales set a record of £8.9 billion (28 per cent increase year-on-year). Jackson benefited from 'Flight to Quality' as many competitors were downgraded

•       Total annuity market share grew from 2.3 per cent in 2001 to 5.9 per cent in 2009, and Jackson climbed from 17th to 4th in the annuity sales rankings

•       Jackson had the largest increase in VA market share in the industry from 2001 to 2009, growing from 1 per cent in 2001 to 8 per cent during 2009

•       New business was written at an aggregate after-tax IRR of more than 20 per cent on fully allocated 'AA' capital

2009 Summary Priorities	2009 Summary Achievements
United Kingdom

•       Build on strength in the retirement market and risk products

•       Make the most of Prudential's core capabilities and assets including longevity experience, multi-asset investment expertise, brand, financial strength and large customer base

•       Strengthen distribution capabilities

•       Deliver improvement in operational performance and customer service whilst preserving a focus on costs

•       Selectively participate in the wholesale market

•       Continued to deploy cash, capital and resources effectively across the UK business

•       Focused on core strengths including annuities, pensions and investment products, where its advantage in offering with-profits and other multi-asset investment funds can be maximized

•       Launched a new Income Choice Annuity product

•       Prudential's With-Profits Fund has consistently outperformed the market for its long-term investors

•       Gained over 50 new panel positions across 24 key accounts, meaning that Prudential's products are more widely available to intermediaries

•       Won two Five-Star awards at the Financial Adviser Service Awards as well as the award for best annuity provider at the Professional Adviser Awards 2010

Asset Management
• Maintain superior investment performance for both internal and external funds • Continue growth in third-party retail and institutional businesses

•       Over the three years to December 2009, 38 per cent of M&G's retail funds delivered top-quartile investment performance

•       M&G had a very strong year in 2009 posting record external gross fund inflows of £24.9 billion, an increase of 54 per cent on 2008

•       External net inflows of £13.5 billion

•       Ranked number 2 based on retail FUM in the UK

2010 Priorities

Group

        Prudential's overriding objective for 2010 is to accelerate its proven strategy to capitalize on the most profitable growth opportunities in its chosen markets. On a business unit basis Prudential aims to focus on the following priorities in 2010:

Life insurance

In Asia:

  •
  Expand the agency force and continue to improve productivity

  •
  Maximize the potential from non-agency distribution and add new partners

  •
  Further develop direct marketing channels and up-sell and cross-sell

  •
  Increase focus on retirement services and health products

In the US:

  •
  Continue to innovate around our key variable annuity product

  •
  Continue to focus on improving efficiency of operation

  •
  Expand retail distribution

In the UK:

  •
  Compete selectively in areas of the retirement income and savings market where Prudential can play to its core strengths and generate attractive returns on capital employed

  •
  Maintain a disciplined approach to pricing and capital usage

  •
  Continue to build Prudential's distribution capabilities

  •
  Deliver further improvements to operational performance and customer service whilst maintaining a strict focus on costs

  •
  Maximize the opportunities arising from our significant competitive advantages including Prudential's financial strength, significant longevity experience, multi-asset investment capabilities, strong investment track record, brand and large customer base

Asset management

  •
  Maintain superior investment performance for both internal and external funds

  •
  Continue growth in third-party retail and institutional businesses

Summary

        In 2009, against a backdrop of unprecedented market turbulence, Prudential delivered a strong performance, generating significantly higher profits while consuming less capital.

        After the severe difficulties encountered by the world economy and financial markets in the second half of 2008, Prudential entered 2009 with a deliberately defensive position. Recognizing early on the implications of the new economic climate, the Group focused its strategy on capital conservation and cash generation by prioritizing value over volume and allocating capital strictly to the products and channels with the highest rates of return and shortest payback periods. This has led Prudential to significantly reduce its volumes of wholesale business, allowing it to grow its relatively more profitable retail sales.

        Asia is the engine of Prudential's future growth, particularly the fast growing economies in South East Asia. In Asia, a challenging economic climate in the first half of 2009 gave way to more positive conditions in the second half of the year. While Prudential saw its single premium volumes decline as a result of economic uncertainty, its regular premium and higher margin protection business remained resilient, ensuring Prudential outperformed the competition, while remaining protected, especially in the second half.

        On March 1, 2010, Prudential announced its agreement with AIG for the combination of Prudential and AIA Group Limited, a wholly owned subsidiary of AIG. On June 2, 2010 Prudential announced that this agreement had been terminated. See note I11 to the consolidated financial statements in Item 18 for further details.

        Jackson continued to benefit from a flight to quality in the US annuity market. Jackson has continued to implement the strategy of targeting increasing volumes of relatively less capital-intensive variable annuity sales, higher fixed index annuity sales and contained fixed annuity sales.

        In the UK, Prudential continues to focus on realizing value from the opportunities created by the increasing need for retirement solutions. The business benefits from a number of competitive advantages including its longevity experience, multi asset investment capabilities, strong brand and financial strength.

        Prudential's asset management business saw strong inflows over the year as its record of generating superior investment performance attracted funds in a turbulent market environment. M&G benefited from its high level of trust and brand loyalty among investors, achieving record net fund inflows, at a time when many other asset managers suffered net redemptions. In Asia, where savers are increasingly becoming investors, Prudential's asset management business put in a resilient performance, while focusing on maintaining profitability across its internal life and third-party clients.

        At the start of 2009, Prudential was positioned defensively, but in 2010, Prudential will accelerate and amplify its proven strategy to capitalize on the most profitable growth opportunities in its chosen markets supported by its strong capital position.

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

(2)
Owned by a subsidiary of Prudential.

Asian Business

Life Insurance

Market Overview

        Asia has attractive growth opportunities due to its current high levels of economic activity in Prudential's target markets that are translating into higher levels of personal wealth, greater disposable incomes, higher savings rates and a growing appetite for good quality protection and savings products. Traditionally older people have relied on their children to provide for them, but within just one generation this is expected to be far less common. Demographic shifts towards an increasingly ageing population are also beginning to drive increased household savings rates and an increasing need for healthcare and retirement solutions.

        Asian governments are actively encouraging the development of a strong, dynamic private sector to meet people's growing need for financial solutions.

        Consequently, Asia's life insurance markets can appear very attractive to US and European insurers. However, there are some formidable barriers to successful entry, including entrenched incumbents, unfamiliar regulations, language and cultural differences, mandatory domestic partners in some markets and a shortage of experienced staff.

Introduction

        Prudential's current strategy in Asia is to leverage its platform to generate further shareholder value by continuing to increase the scale of its operations. This is reflected in the following strategic commitments: further increasing agency scale and productivity, continuing to build distribution through partnerships, an increased focus on health and protection and retirement products, further developing direct marketing channels and up-sell and cross-selling capabilities.

        Prudential was an early mover in recognizing the long-term growth potential in the Asian insurance industry. From the presence it established in Asia in the 1920s, it has created a business in the region that holds market-leading positions in the world's most populous and dynamic economies. Prudential is one of the leading foreign companies or joint ventures in seven of its 12 life markets.

        Prudential's operations in Asia are unified under the 'Prudence' face icon. This icon has a consistently high recognition rate, outperforming other financial service companies in the region. Prudential operates distinct life insurance businesses in 12 markets. These are all managed by local teams, with strategic leadership and technical support provided by the regional team (based in Hong Kong). Opportunities are taken to leverage synergies and best practices around the region, and from the wider Prudential, particularly in areas such as product development, distribution channel management and asset liability practices. The Asian businesses operate with common principles and within a regionally managed risk framework. Prudential consistently wins industry awards for the quality of its operations in Asia, including its customer service.

        Underpinning Prudential's success in the region is the breadth and depth of its management teams and staff. These comprise a combination of market-leading international specialists and the best local talent.

        Although externally the highest profile measure of success is new business volumes and how this translates into market share, Prudential's internal focus is on EEV new business profit, as opposed to these volume measures. Prudential's business in Asia maintains strict financial discipline to ensure that there is always a strong correlation between business volumes and the value generated, as reflected in the shareholders' embedded value metrics. As the scale of Prudential's business in Asia continues to increase, as evidenced by the increase in embedded value before acquired goodwill from £5.3 billion at December 31, 2008 to £5.8 billion at December 31, 2009, there is a greater focus on demonstrating the emergence of this value in terms of distributable IFRS profits and cash.

        Given the current economic climate, a thorough review has been undertaken of all the operations' solvency positions from the local regulatory and the IGD perspectives. Optimizing capital efficiency from Prudential's perspective has always been a priority, and with the recent market turbulence across the world, Prudential continued to pay particular attention to this during 2009.

Disposal of PCA Life Taiwan's Agency Business

        When Prudential entered the Taiwanese market in 1999, traditional "compulsory dividend" life policies were the only type of savings and protection policy permitted by the regulator. These policies are unique to Taiwan and have claims, guaranteed surrender values and local statutory reserves calculated on a prescribed actuarial basis, which includes an underlying interest rate assumption based on two-year interest rates at the time the policy is sold.

        Prudential's acquisition of Chinfon Life in 1999 included a back book with interest rate assumptions at around 6.5 per cent and expected liability duration of 30 to 40 years. Since then interest rates in Taiwan have declined and stood at just 1.4 per cent at December 31, 2008. Under the local solvency rules, the related provisions can be offset by profits generated from new business, which was an important consideration in introducing a unit-linked business in 2002. The net cash strain Prudential experienced from this back book was running at the rate of around £50 million per annum.

        However, Prudential is domiciled in the EU and therefore is subject to the requirements of the EU's Insurance Groups Directive ("IGD") when assessing solvency. Prudential saw an opportunity to materially improve its capital position by releasing the economic capital supporting the Taiwan back book. Therefore on February 20, 2009, Prudential announced that it had agreed to transfer the assets and liabilities derived from its agency distribution channel, including the back book, to China Life Insurance Ltd (Taiwan). The disposal which was completed on June 19, 2009 led to a one-off negative IFRS shareholders' funds impact of approximately £600 million after restructuring costs but increased Prudential's IGD solvency position by approximately £800 million.

        Prudential remains an active and committed player in the Taiwanese life insurance market through its successful bancassurance, direct marketing and other non-agency distribution channels.

Distribution

        Agency is the primary distribution channel in most Asian markets and for Prudential the agency force generated 63 per cent of new business volumes in 2009. Success in agency distribution requires building and maintaining meaningful scale in terms of agent numbers together with managing agent training and sales practices that drive agency productivity.

        At the end of 2009, Prudential had approximately 410,000 agents, only marginally below the 413,000 number for 2008 (excluding Taiwan). Throughout 2009 agent activity remained at 2008 levels, a testament to how this distribution channel has been managed amid a challenging environment, in which Prudential continued to focus on maintaining a professional and productive agency force with the discipline to terminate agents not meeting specific performance criteria.

        Average premiums per policy in 2009 declined from 2008 levels as the proportion of sales derived from health and protection products increased (while these products have high new business margins, they tend to have lower average premiums). More recently the trend for average premiums per case reflects a return to 2008's pre-crisis levels.

        Prudential complements its agency distribution in the region with a number of distribution agreements with leading banks and brokers. The strategy for bank distribution, which accounted for 24 per cent of APE sales in 2009, does not rely on a single approach, with bank staff (relationship managers) selling insurance products as well as deploying a trained and specialized sales force within the bank branches. These Financial Service Consultants ("FSCs") are managed to quality and productivity standards, and they are rewarded for results. During 2009, sales from FSCs accounted for 60 per cent of the region's new business from the bank channel. Overall, the bank channel grew 13 per cent in 2009.

        During 2008 and in early 2009 Prudential expanded and extended its bank distribution agreement with SCB. Prudential now works with SCB in nine markets.

        On January 6, 2010, Prudential announced an agreement to acquire UOB Life Assurance Limited in Singapore. The total consideration was SGD428 million (approximately £192 million). As part of this transaction Prudential also entered into a long-term strategic partnership to develop a major regional bancassurance business with UOB. Through this partnership, Prudential's life insurance products are now being distributed through UOB Group's bank branches across Singapore, Indonesia and Thailand.

        On January 15, 2010 Prudential's Japanese insurance subsidiary announced the cessation of the underwriting of new policyholder contracts post February 15, 2010. This decision will be reviewed on an ongoing basis in the light of changes to the business environment. Prudential reinforced its commitment to honoring all existing policyholder contracts and providing policyholders with an appropriate level of customer service. Measures have been taken to ensure there is adequate staff and supporting infrastructure for customer servicing, taking into account that the company closed its proprietary distribution channel in 2006 and since then has been working with third party distributors only.

        This cessation does not affect Prudential's asset management business in Japan, which is a separate entity from the insurance business with its own operating platform and distribution networks. Prudential does not expect any significant impact on its asset management business.

Products

        The life insurance products offered by Prudential Corporation Asia include a range of with-profits (participating) and non-participating term, whole life endowment and unit-linked policies. Prudential also offers health, disablement, critical illness and accident cover to supplement its core life products. Prudential's business in Asia has a high proportion of regular premium mode products that provide both savings and protection benefits. In 2009, the new business profit mix was 56 per cent health and protection products, 31 per cent unit-linked and 13 per cent non-linked products. At the end of 2009 Prudential Corporation Asia offered health and protection products in all of its markets and unit-linked products in 11 of the 12 countries, the exception being Thailand as the regulation permitting unit-linked products only came into place in 2009.

        Unit-linked products combine savings with protection, with the cash value of the policy depending on the value of the underlying unitized funds. Participating products provide savings with protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurer. Non-participating products offer savings with protection where the benefits are guaranteed or determined by a set of defined market-related parameters. Health and protection products provide mortality or morbidity benefits and include health, disablement, critical illness and accident covers. Health and protection products are commonly offered as supplements to main life policies but can also be sold separately.

        The profits from participating policies are shared between the policyholder and insurer (typically in a 90:10 ratio) in the same way as with-profits business in the United Kingdom as detailed under the heading "With Profits Products" below. Under unit-linked products the profits that arise from managing the policy, its investments and the insurance risk accrue entirely to shareholders, with investment gains accruing to the policyholder within the underlying unitized fund. The profits from health and protection and non-participating products consist of any surplus remaining after paying policy benefits.

        Prudential has implemented a structured and disciplined approach to expanding its health and protection portfolio with the local businesses supported by a regional team with sales management, product development, underwriting, claims, operations and business development expertise. Underwriting processes have been re-engineered to improve customer service and claims turnaround has been enhanced while quotation systems have been upgraded to inform agents of the availability of appropriate health riders e.g. augmenting a core life policy with critical illness cover.

        Critical factors in Prudential's success in health and protection include integrating the product initiatives with the distribution channels and tailoring sales support activities to the sales force. For example, health products have been incorporated into agency incentive programs and a standalone healthcare product was launched into the SCB channel with simplified underwriting and compelling media campaigns to capture direct business and provide leads for other channels.

        In Malaysia and Indonesia, Prudential also offers life insurance policies that are constructed to comply with Islamic principles, known as Takaful. The main principles are that policyholders co-operate among themselves for the common good, uncertainty is eliminated in respect of subscription and compensation and there is no investment in prohibited areas such as gambling or alcohol.

        Asian's growing and increasingly urban middle class population face a growing need for financial advice and products to help people save for retirement, secure an income during retirement and protect their financial well-being throughout life. Prudential has already taken a lead in raising the awareness of the need for retirement financial planning through the 'What's Your Number?' campaigns, and the retirement planning message continues to be reinforced through fully integrated marketing and promotional materials and refreshed product ranges.

New Business Premiums

        In 2009, total sales of insurance products were £2,019 million, down 17 per cent from 2008 (£2,422 million excluding Taiwan agency). Of this amount, regular premium insurance sales increased nine per cent to £1,177 million and single premium insurance sales decreased 37 per cent to £842 million.

        The following table shows Prudential's Asian life insurance new business premiums by territory for the periods indicated. In this table, "Other Countries" includes Thailand, the Philippines and Vietnam.

	2009	2008	2007
	(£ million)
Singapore	395	419	660
Hong Kong	326	661	618
Malaysia	203	127	119
Taiwan (excluding Taiwan agency)	201	91	31
Japan	103	145	144
Korea	156	289	420
China (Prudential's 50% interest in joint venture with CITIC)	110	95	69
Indonesia	227	261	227
India (Prudential's 26% interest in joint venture with ICICI)	210	262	203
Other countries	88	72	91

Total	2,019	2,422	2,582

Asset Management

        Prudential's Asian asset management business manages funds for Prudential's Asian and UK Life businesses. It further supports the Asian Life business with the design of funds for investment-linked products.

        In addition, Prudential's Asian asset management business runs a sizeable third-party client business which accounts for 46 per cent of its funds under management as at December 31, 2009. Today it has retail operations in ten markets. During 2009 in China, CITIC-Prudential was awarded the Qualified Domestic Institutional Investors ("QDII") licence, and in Malaysia, Asia Asset Management launched Prudential Al-Wara as its new Islamic fund management subsidiary.

        The mutual fund industry continues to diversify its investments, with expectations being for a significant increase in net flows over the coming years. Bank distribution continues to dominate in most markets in Asia, with Prudential having established strong relationships with both regional and local banks and placing significant emphasis on providing good service. Prudential's Asian asset management business is also growing its third party institutional and pension fund management business.

Distribution

        In order to capitalize on the exciting and sizeable opportunities in Asia's retail financial services market, Prudential's Asian asset management business maintained its focus on building a strong third-party customer retail franchise. The customer proposition is driven by Prudential's strong investment capabilities, which enable it to develop innovative product suites, and distribute them through diverse channels including regional banks, local banks, private banks, and securities houses and an internal sales force. Prudential's Asian asset management business has become one of the largest and most successful domestic asset management companies in the region, as demonstrated by the fact that Prudential occupies a number of top ten market share positions in the markets in which it operates and the fact that a significant proportion of its funds are either in the top-two quartiles or outperformed their benchmarks as of January 2010.

        During 2009, Prudential's Asian asset management business continued to build its retail distribution network across Asia. For example, in Japan, the business has successfully established distribution relationships with mega distributors.

Products

        Prudential's Asian asset management business offers mutual fund investment products in India, Taiwan, Japan, Singapore, Malaysia, Hong Kong, Korea, Vietnam, China and United Arab Emirates, allowing customers to participate in debt, equity, money market and alternative asset investments.

        Fund innovation is essential for stimulating sales and gaining 'shelf space' with distributors. During 2009 fund launches were curtailed reflecting the difficult market conditions; nevertheless, there were some notable successes: in Dubai, Prudential successfully raised £300 million (US$469 million) from a Qatar Fixed Maturity Plan Series; £220 million (US$345 million) was raised from an equity fund in China; £109 million (US$170 million) from a target return fund in India; and a new Brazil Fund, launched in Taiwan, raised £94 million (US$147 million).

        Prudential's Asian asset management business levies transaction charges (initial and surrender depending on the type of fund and the length of the investment) and also a service charge based on assets under management. The charges vary by country and fund, with money market style funds generally having the lowest charges and equity funds the highest.

Net Flows and Funds under Management

        Prudential's Asian asset management business's total funds under management ("FUM") as at December 31, 2009 were £42.4 billion. This included £4.2 billion of assets from Prudential, £18.7 billion from Prudential Corporation Asia's life funds, and £19.5 billion from third-party customers. Compared to 2008, the overall FUM increased by 22 per cent (excluding the FUM related to the sold Taiwan agency business).

        Third party net inflows were £2 billion in 2009, driven principally by money market funds in India, with strong net equity inflows in Japan and the United Arab Emirates being offset by net outflows of equity funds in Korea and fixed income funds in India.

US Business

        Prudential conducts its US insurance operations through Jackson and its subsidiaries, including Curian Capital, LLC, a registered investment adviser. The US operations also include PPM America, Prudential's US internal and institutional fund manager, and Prudential's US broker-dealer operations (National Planning Corporation, SII Investments, Inc., INVEST Financial Corporation and Investment Centers of America, Inc.). At December 31, 2009, Prudential's US operations had more than 2.8 million policies and contracts in effect and PPM America managed approximately £47 billion of assets. In 2009, new business premiums totaled a record £8,909 million.

US Market Overview

        The United States is the world's largest retirement savings market, and is continuing to grow rapidly. As 78 million baby boomers(1) reach retirement age, their retirement assets will be expected to shift from asset accumulation to income distribution. There are already US$2 trillion of assets generating retirement income in the US—and this amount is forecast to rise to approximately US$7 trillion by 2029(2).

(1)
Source: US Census Bureau

(2)
Source: Tiburon Strategic Advisers, LLC

        During 2009, the US financial services industry continued to face an array of challenges. After the S&P 500 index fell to a 12-year low in March, it rebounded and ended the year up 23.5 per cent (compared to a 38.5 per cent decline in 2008). Governmental interest rates increased but remained at historic lows, and rating agencies downgraded the financial strength ratings of many of the largest US insurance companies.

        Further uncertainty arose early in 2009 as several companies scaled back their product offerings due to capital constraints which, combined with the financial strength downgrades, caused consumers to question the long-term financial stability of product providers. At the same time, tightening credit spreads and the rally in equity markets throughout the last nine months of 2009 created more favorable market conditions for the sale of variable annuities. These developments in the annuity market provided a competitive advantage to companies with strong financial strength ratings and a relatively consistent product set.

        Prudential's US business, Jackson, benefited from this activity in the US annuity market, as customers are increasingly seeking product providers that offer consistency, stability and financial strength. Jackson's strategy continues to target increasing volumes in variable annuities in line with the goal of capital preservation. As Jackson focused on optimizing the balance between new business profits and capital consumption, no institutional sales were made during the full year of 2009.

Jackson National Life Insurance Company

        Jackson is a leading provider of retirement income and savings solutions in the mass and mass-affluent segments of the US market, primarily to those planning for retirement or in retirement already. It offers tools that help people plan for their retirement, and offers products with specialized features and guarantees to meet customers' needs. By seeking to add value to both the representatives who sell Jackson products, and to their customers, Jackson has built a strong position in the US retirement savings and income market with a more than nine-fold increase in variable annuity sales from 2001 to 2009. Over the same period, Jackson improved its market share from 2.3 per cent in 2001 to 5.9 per cent in 2009 and moved from 17th in total annuity sales to 4th.(3)

(3)
Source: Life Insurance and Market Research Association

        The success in the marketplace of Jackson continues to be driven by its industry-leading distribution organization and product innovation, coupled with its sound evaluation of product economics. Prudential's long-term goals for Jackson include the continued and profitable expansion of its share of the US annuities and retail asset management markets, which it plans to achieve by building on its strong position in the advice-based distribution channels. Ongoing profitable growth in Jackson's share of the US annuities market largely depends on the continued enhancement and expansion of its existing product offering, increased penetration of existing distribution channels and entry into new distribution channels, as well as opportunistic inorganic growth.

        Jackson markets its retail products primarily through advice-based distribution channels, including independent agents, independent broker dealer firms, regional broker dealers, banks and registered investment advisors. Jackson also markets life insurance and fixed annuity products through its captive insurance agency, which is concentrated in the south eastern United States.

        The annuity industry is consolidating to the strongest players, and this consolidation has contributed to a substantial increase in Jackson's distribution relationships. Jackson experienced a large influx of new advisers in 2009, increasing its licensed agent and registered representative count by more than 30,000 to 117,453, which has driven significant increases in market share for Jackson, particularly in variable annuities. Jackson signed a distribution agreement with Merrill Lynch, which began selling Jackson products in late 2009.

        Many baby boomers are increasingly seeking advice to help them recover the losses suffered during the crisis. With strong growth in its distribution relationships in advice-based channels, Jackson is well positioned to benefit from this trend.

        Innovation in product design and speed to market continue to be key drivers of Jackson's competitiveness in the variable annuity market. High-quality and cost-effective technology has allowed Jackson to offer a comprehensive product portfolio that can be customized to meet the needs of individual customers. Jackson offers products on an unbundled basis, enabling customers to select those benefits that meet their unique financial requirements and to pay only for those benefits they desire. In Prudential's view, leveraging this advantage is a more sustainable long-term strategy than competing on price: Jackson will not sacrifice product economics for a short-term increase in market share.

        During 2009, Jackson maintained its track record of continued product innovation by enhancing its variable annuity product line through offering a bonus variable annuity and six new portfolio investment options. Jackson also continued to modify its Guaranteed Minimum Withdrawal Benefits ("GMWB").

        The significant increase in new business in 2009, following the difficult market conditions in 2008, resulted in higher call volumes to Jackson's service centers. Despite this increased workload, Jackson continued to demonstrate the ability to service investors' and advisers' needs accurately and efficiently, earning a World Class certification for its Michigan call centre in the Service Quality Measurement Group's ("SQM") latest benchmarking study of North American service centers. Historically, this World Class designation is earned by only five per cent of service centers. Furthermore, 2009 marked the fifth year that Jackson has achieved a World Class designation for customer service. Jackson also earned SQM's "Highest Customer Satisfaction by Industry" award for having the highest rate of customer satisfaction in the financial services industry. During 2009, Jackson created a series of educational presentations and materials designed to address the concerns that advisers were facing in such a challenging economic environment. In Financial Research Corporation's 2009 Advisor Insight study, Jackson ranked number one in overall adviser satisfaction with marketing effectiveness.

        National Planning Holdings ("NPH") is Jackson's affiliated independent broker-dealer network. The business is comprised of four broker-dealer firms, including National Planning Corporation, SII Investments, Inc., INVEST Financial Corporation and Investment Centers of America, Inc. The US broker-dealer business continued to grow in 2009 through strong recruiting efforts. By utilizing its high-quality, state-of-the-art technology, NPH's advisers receive the tools they need to operate their practices more efficiently. At the same time, through its relationship with NPH, Jackson continues to benefit from an important retail distribution outlet, in addition to receiving valuable insight into the needs of financial advisers and their clients.

        Curian Capital LLC ("Curian"), Jackson's registered investment adviser, provides innovative fee-based separately managed accounts and investment products to advisers through a sophisticated technology platform. Curian expands Jackson's access to advisers and provides a complement to Jackson's core annuity product lines.

Products

        The following table shows total new business premiums in the United States by product line and distribution channel for the periods indicated. Total new business premiums include deposits for investment contracts with limited or no life contingencies.

	Year Ended December 31,
	2009	2008	2007
	(£ million)
By Product
Annuities
Fixed annuities
Interest-sensitive	915	1,629	481
Fixed index	1,433	501	447
Immediate	138	95	91
Variable annuities	6,389	3,491	4,554

Total	8,875	5,716	5,573

Life insurance	34	31	26

Institutional products
GICs, funding agreements and Federal Home Loan Bank of Indianapolis (FHLBI) advances	—	560	408
Medium term note funding agreements	—	634	527

Total	—	1,194	935

Total	8,909	6,941	6,534

By Distribution Channel
Independent agents	1,229	1,225	623
Bank	1,566	1,077	812
Broker-dealer	6,099	3,428	4,153
Captive agents	15	16	10
Institutional products department	—	1,195	936

Total	8,909	6,941	6,534

Annuities

Fixed Annuities

Interest-sensitive Annuities

        In 2009, interest-sensitive fixed annuities accounted for 10 per cent of total new business premiums and 24 per cent of policyholder liabilities of the US operations. These annuities, which allow for tax-deferred accumulation of funds, are used for asset accumulation in retirement planning and for providing income in retirement and offer flexible payout options. The contract holder pays Jackson a premium, which is credited to the contract holder's account. Periodically, interest is credited to the contract holder's account and administrative charges are deducted, as appropriate. On more than 90 per cent of in-force business, Jackson may reset the interest rate on each contract anniversary, subject to a guaranteed minimum, in line with state regulations. When the annuity matures, Jackson either pays the contract holder the amount in the contract holder account or begins making payments to the contract holder in the form of an immediate annuity product. This latter product is similar to a UK annuity in payment.

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

        Approximately 61 per cent of the interest-sensitive fixed annuities Jackson wrote in 2009 provide for a market value adjustment that could be positive or negative, on surrenders in the surrender period of the policy. This formula-based adjustment approximates the change in value that assets supporting the product would realize as interest rates move up or down. The minimum guaranteed rate is not affected by this adjustment.

Fixed Index Annuities

        Fixed index annuities accounted for 16 per cent of total new business premiums in 2009 and 10 per cent of policyholder liabilities of the US operations. Fixed index annuities are similar to fixed annuities in that the contract holder pays Jackson a premium, which is credited to the contract holder's account, and periodically, interest is credited to the contract holder's account and administrative charges are deducted, as appropriate. Jackson guarantees an annual minimum interest rate, although actual interest credited may be higher and is linked to an equity index over its indexed option period.

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

Immediate Annuities

        In 2009, immediate annuities accounted for two per cent of total new business premiums and two per cent of policyholder liabilities of the US operations. Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period of years and/or the life of the policyholder. If the term is for the life of the policyholder, then Jackson's primary risk is mortality risk. This product is generally used to provide a guaranteed amount of income for policyholders and is used both in planning for retirement and in retirement itself. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and is guaranteed for the term of the annuity.

Variable Annuities

        In 2009, variable annuities accounted for 72 per cent of total new business premiums and 49 per cent of policyholder liabilities of the US operations. Variable annuities are tax-advantaged deferred annuities where the rate of return depends upon the performance of the underlying portfolio, similar in principle to UK unit-linked products. They are also used for asset accumulation in retirement planning and to provide income in retirement.

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

        Jackson offers a choice of guaranteed benefit options within its variable annuity product portfolio, which customers can elect and pay for. These include the guaranteed minimum death benefits ("GMDB"), which guarantees that, upon death of the annuitant, the contract holder or beneficiary receives a minimum value regardless of past market performance. These guaranteed death benefits might be expressed as the return of original premium, the highest past anniversary value of the contract, or as the original premium accumulated at a fixed rate of interest. In addition, there are three other types of guarantees: guaranteed minimum withdrawal benefits ("GMWB"), guaranteed minimum accumulation benefits ("GMAB") and guaranteed minimum income benefits ("GMIB"). GMWBs provide a guaranteed return of the principal invested by allowing for periodic withdrawals that are limited to a maximum percentage of the initial premium. One version of the GMWBs provides for a minimum annual withdrawal amount that is guaranteed for the contract holder's life without annuitization. GMABs generally provide a guarantee for a return of a certain amount of principal after a specified period. GMIBs provide for a minimum level of benefits upon annuitization regardless of the value of the investments underlying the contract at the time of annuitization. Due to the inability to economically hedge or reinsure new issues, GMIBs are no longer offered, with existing coverage being reinsured with an unaffiliated reinsurer.

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

        Profits in the variable annuity book of business will continue to be subject to the impact of market movements both on sales and allocations to the variable accounts and the effects of the economic hedging program. While Jackson hedges its risk on an economic basis, the nature and duration of the hedging instruments, which are recorded at fair value through the income statement, will fluctuate and produce some accounting volatility. Jackson continues to believe that, on a long-term economic basis, the equity exposure remains well managed. As evidence of Jackson's hedging program, over the cumulative 24-month period of 2008 and 2009, which included a historic decline and partial recovery of equity markets as well as significant interest rate movements, Jackson's variable annuity guaranteed benefits and related hedges resulted in a net operating loss of £7 million, after allowing for variable annuity guarantee fees in the period.

Life Insurance

        Reflecting the competitive life insurance market and the overall trend towards asset accumulation products, Jackson's life insurance products accounted for less than one per cent of the total new business premiums and nine per cent of policyholder liabilities of the US operations in 2009. Jackson sells several types of life insurance, including term life, universal life and variable universal life. Term life provides protection for a defined period and a benefit that is payable to a designated beneficiary upon death of the insured. Universal life provides permanent individual life insurance for the life of the insured and includes a savings element. Variable universal life is a life insurance policy that combines death benefit protection and the important tax advantages of life insurance with the long-term growth potential of professionally managed investments. Jackson's life insurance book has also delivered consistent profitability, driven primarily by positive mortality and persistency experience.

Institutional Products

        Institutional products consist of guaranteed investment contracts ("GICs"), funding agreements, including agreements issued in connection with participation in the Federal Home Loan Bank of Indianapolis ("FHLBI") program, and medium term note funding agreements. During 2009, there was no new institutional business as the company restricted sales in this business line in order to conserve and direct capital to higher margin variable annuity business. As at December 31, 2009, institutional products accounted for six per cent of policyholder liabilities of US operations. The GICs are marketed by the institutional products department to defined contribution pension and profit sharing retirement plans. Funding agreements are marketed to institutional investors, including corporate cash accounts and securities lending funds, as well as money market funds, and are issued to the FHLBI in connection with its program. Three types of institutional products are offered:

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

        Typically, brokerage accounts and money market mutual funds are required to invest a portion of their funds in cash or cash equivalents to ensure sufficient liquidity to meet their customers' requirements. The funding agreements permit termination by the policyholder on seven to 90 days'

notice, and thus qualify as cash equivalents for the clients' purposes. There were no funding agreements terminable by the policyholder with less than 90 days' notice outstanding at December 31, 2009.

        Jackson is a member of the FHLBI. Membership allows Jackson access to advances from FHLBI that are collateralized by mortgage-related assets in Jackson's investment portfolio. These advances are in the form of funding agreements issued to FHLBI.

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

Independent Agents and Broker-Dealers

        Jackson's subsidiary, Jackson National Life Distributors, LLC ("JNLD"), is the primary marketing and distribution organization for annuities and life insurance products. The insurance and fixed annuity products are distributed through independent agents located throughout the United States. These approximately 21,000 appointed insurance agents or brokers (as at December 31, 2009), who also may represent other companies, are supported by four regional marketing divisions. JNLD generally deals directly with writing agents and brokers thereby eliminating intermediaries, such as general agents. This distribution channel has enabled Jackson to generate significant volumes of business on a low, variable cost basis. Jackson also provides agents with product information and sales materials.

        JNLD's wholesalers meet directly with broker-dealers and financial planners and are supported by an extensive internal sales staff. As at December 31, 2009, there were more than 780 active selling agreements with regional and independent broker-dealer organizations throughout the United States, which provides Jackson access to nearly 65,000 appointed agents.

        Jackson provides training for its broker-dealers and also provides them with product information and sales materials.

Banks, Credit Unions and Other Financial Institutions

        Jackson's Institutional Marketing Group distributes annuity and life insurance products through banks, credit unions and other financial institutions and through third-party marketing organizations that serve these institutions. Jackson is a leading provider of annuities offered through banks and credit unions and as at December 31, 2009 had access to more than 12,500 financial institution representatives through existing relationships with banks and credit unions. Jackson has established distribution relationships with medium-sized regional banks, which it believes are unlikely to develop their own insurance product capability.

Independent Broker-Dealers

        Jackson's retail distribution is managed by Prudential's independent broker-dealer network, NPH, which is made up of four firms, National Planning Corporation, SII Investments, Inc., INVEST Financial Corporation and Investment Centers of America, Inc. NPH had 3,478 registered representatives at the end of 2009.

Registered Investment Adviser

        Curian Capital, LLC, Jackson's registered investment adviser channel, provides innovative fee-based separately managed accounts and investment products to advisers through a sophisticated technology platform. Curian expands Jackson's access to advisers while also providing a complement to Jackson's core annuity product lines.

        The registered investment adviser industry began as a service offered to very high net worth investment clients, focusing on platforms rather than specific products, and providing institutional quality management, custom portfolios and tax services. The industry has evolved to offer personalized investment advice, high-quality money management, good returns and reasonable costs to a broader range of clients.

Institutional Products Department

        Jackson markets its institutional products through its institutional products department. It has direct contacts with banks, municipalities, asset management firms and direct plan sponsors. Institutional products are distributed and marketed through intermediaries to these groups.

Captive Agency

        In connection with the acquisition of Life of Georgia in 2005, Jackson established the JNL Southeast Agency ("JNLSA"), the company's first captive agency since 1970. JNLSA, with more than 100 life insurance agents as at December 31, 2009, was formed to help retain the Life of Georgia book of business and to create a new distribution channel for Jackson's life insurance.

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

        Jackson designs its interest-sensitive products and conducts its investment operations to match closely the duration of the assets in its investment portfolio with the annuity, term life, whole life, universal life and guaranteed investment contract product obligations. Jackson seeks to achieve a target spread between what it earns on its assets and what it pays on its liabilities by investing principally in fixed-rate securities and in options and futures to hedge equity-related movements in the value of its products.

        Jackson segregates its investment portfolio for certain investment management purposes and as part of its overall investment strategy into four portfolios: fixed annuities without market value adjustment, fixed annuities with market value adjustment, fixed index annuities and institutional liabilities. The portfolios backing fixed annuities with and without market value adjustments and the fixed index annuities have similar characteristics and differ primarily in duration. The portfolio backing the institutional liabilities has its own mix of investments that meet more limited duration tolerances. Consequently, the institutional portfolio is managed to permit less interest rate sensitivity and has limited exposure to mortgage-backed securities. As at December 31, 2009, 10 per cent of the institutional portfolio was invested in residential mortgage-backed securities.

        The fixed-rate products may incorporate surrender charges, market value adjustments, two-tiered interest rate structures or other limitations relating to when policies can be surrendered for cash, in order to encourage persistency. As at December 31, 2009, 62 per cent of Jackson's fixed annuity reserves had surrender penalties or other withdrawal restrictions. Substantially all of the institutional portfolio had withdrawal restrictions or market value adjustment provisions.

        Fixed index annuities issued by Jackson also include an equity component that is hedged using equity options and futures contracts issued on the corresponding exchange. The equity component of these annuities constitutes an embedded derivative under IAS 39 "Financial Instruments: Recognition and Measurement" that is carried at fair value, as are other derivative instruments.

        Guaranteed benefits issued by Jackson in conjunction with the sales of variable annuity contracts expose Jackson to equity risk as the benefits generally become payable when equity markets decline below the guaranteed amount. Certain of these benefits are carried at fair value under IAS 39 with changes in fair value recorded in income. Jackson hedges the tail risk associated with the equity exposure using equity options and futures contracts, which are also carried at fair value under IAS 39. Jackson hedges the economic risk associated with these contracts and, therefore, has not explicitly hedged its fair value risk. In addition, certain benefits have mortality risk and are therefore precluded from being carried at fair value. As a result of these factors, the income statement may include a timing mismatch related to changes in fair value. However, as demonstrated during 2008 and 2009, Jackson's hedges operated effectively, as designed.

Reserves

        Except for certain non-insurance deposit-type accounts and as allowed under IFRS, Jackson uses reserves established on a US GAAP basis as the basis for consolidation into Prudential's IFRS accounts.

        For the fixed and variable annuity contracts and institutional products, the reserve is the policyholder's account value. For the immediate annuities, reserves are determined as the present value of future policy benefits. Mortality assumptions are based on the 1983 Individual Annuitant Mortality Table and the Annuity 2000 Mortality Table for newer issues. Interest rate assumptions currently range from two per cent to seven per cent.

        For the traditional term life contracts, reserves for future policy benefits are determined using the net level premium method and assumptions as to mortality, interest, policy persistency and expenses. Mortality assumptions are generally from 25 per cent to 160 per cent of the 1975-1980 Basic Select and Ultimate tables, depending on underwriting classification and policy duration. Interest rate assumptions range from four per cent to eight per cent. Persistency and expense assumptions are based on Jackson's experience.

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

        Jackson limits the amount of risk it retains on new policies. Currently, the maximum risk that is retained on new policies is US$2.0 million. Jackson is not a party to any risk reinsurance arrangement with any reinsurer pursuant to which the amount of reserves on reinsurance ceded to such reinsurer equaled more than one per cent of total policy reserves.

        Beginning in late 1995, Jackson entered into reinsurance agreements to cede 80 per cent of its new level premium term life insurance business written in the United States to take advantage of competitive pricing in the reinsurance markets. Beginning on January 1, 1999, it began to cede 90 per cent of new writings of level premium term products. Jackson intends to continue to cede a significant proportion of new term life insurance business for as long as pricing in the reinsurance markets remains favorable.

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

UK Business

Introduction

        As at December 31, 2009, Prudential's UK business was structured into two business units, each focusing on its respective target customer markets. Prudential's UK business units are UK Insurance Operations and M&G.

        The following discussion describes:

  •
  the UK retail financial services market;

  •
  Prudential's UK business units, products and distribution channels;

  •
  Prudential's reinsurance arrangements and reserving practice; and

  •
  shareholders' participation in Prudential's long-term insurance business.

        In 2009, Prudential's UK business generated new business insurance premiums of £5,014 million and gross investment inflows of £24,875 million. As at December 31, 2009, M&G had £174 billion of funds under management.

UK Retail Financial Services Business Overview

        Prudential UK (the UK insurance operations) continues to focus on realizing value from the opportunities created by the increasing need for retirement solutions. Prudential's UK business competes in selected areas of the UK's retirement savings and income markets where it believes that it can generate attractive returns from capital employed. In line with Prudential's strategy, the business continues to place significant emphasis on the disciplined deployment of capital to seize opportunities that play to the core strengths of the business and this focus enabled it to deliver a strong relative performance in 2009.

        In 2009, Prudential UK performed strongly against a challenging background of difficult capital markets, volatile equity markets and widespread economic uncertainty which led consumers to look for greater certainty and security through trusted and financially strong brands. Prudential UK believes that the business has a strong combination of competitive advantages including its longevity experience, multi-asset investment capabilities, strong brand and financial strength. These help put Prudential UK in a robust position to generate attractive returns across its businesses.

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

Areas of focus in 2009

  •
  Maintaining a leadership position in individual annuities;

  •
  Building on Prudential's multi-asset capabilities and expertise;

  •
  Growing other income streams;

  •
  Strengthening distribution capabilities;

  •
  Delivering improvements in customer service; and

  •
  Maintaining a disciplined approach to pricing and capital usage.

        The pipeline of internal vestings from maturing individual and corporate pension policies is expected to remain strong at least over the next ten years. Management have based this assessment on a combination of analysis of the projected value of maturities of in-force business (after allowing for lapses) used within Prudential's actuarial valuation models as at December 31, 2008 and analysis of the Selected Retirement Date contained with the policy data for a population covering approximately 75 per cent of in-force pension business. This pipeline is supplemented by strategic partnerships with third parties where Prudential UK is the recommended annuity provider for customers vesting their pensions at retirement. Prudential UK is one of the largest annuity providers in the UK market(1), with approximately 1.5 million annuities in payment as at December 31, 2009. Looking ahead, the UK annuities market is expected to grow in the near-term, and Prudential UK believes it is well-positioned to maintain a significant share of this market.

(1)
Source: ABI

        Prudential UK's with-profits business performed strongly during 2009, showing that with-profits, when invested in an actively managed and financially strong fund like Prudential's, continues to be an attractive medium to long-term investment, offering strong annualized returns compared with other investment options. Prudential UK's with-profits fund has delivered investment returns of 66.3 per cent over the last ten years through the end of 2009 compared with the FTSE All-Share Index (total return) of 17.7 per cent over the same period.

        In the wholesale markets, Prudential UK's aim is to participate selectively in bulk and back-book buyouts using Prudential's financial strength, superior investment track record and annuitant mortality risk assessment capabilities. Maintaining a strict focus on value means that Prudential UK will only participate in transactions that meet its strict return on capital requirements.

        The business has also continued to make good progress against its cost reduction plans, with Prudential UK expecting that it will have achieved its total cost savings target of £195 million per annum by the end of 2010. The first phase of the Prudential UK cost reduction program (completed in 2007) delivered savings of £115 million per annum, with a further £60 million per annum of savings expected to be delivered by the end of 2010 through the administration outsourcing agreement with Capita, which commenced in April 2008. The remaining £20 million per annum is expected to be generated from across the rest of the UK business by the end of 2010. By the end of 2009, a total of £156 million per annum of savings had been delivered.

        Over time, the Capita contract is expected to result in the migration of approximately seven million in-force policies from a number of Prudential legacy IT systems to two Capita proprietary platforms, significantly enhancing operational performance and efficiencies. The first migration from a legacy system to a Capita platform was completed during 2009.

UK products and profitability

        In common with other UK long-term insurance companies, Prudential's UK products are structured as either with-profits (or participating) products, or non-participating (including unit-linked) products. Depending upon the structure, the level of shareholders' interest in the value of policies and the related profit or loss varies.

        With-profits policies are supported by a with-profits sub-fund and can be single premium (for example, Prudence Bond) or regular premium (for example, certain corporate pension products). Prudential's primary with-profits sub-fund is part of PAC's long-term fund. The return to shareholders on virtually all with-profits products is in the form of a statutory transfer to PAC shareholders' funds which is analogous to a dividend from PAC's long-term fund and is dependent upon the bonuses credited or declared on policies in that year. Prudential UK's with-profits policyholders currently receive 90 per cent of the distribution from the main with-profits sub-fund as bonus additions to their policies and shareholders receive the remaining 10 per cent as a statutory transfer.

        The profits from almost all of Prudential's new non-participating business accrue solely to shareholders. Such business is written in the non-profit sub-fund within PAC's long-term fund, or in various shareholder owned direct or indirect subsidiaries, the most significant of which is Prudential Retirement Income Limited ("PRIL"), which also writes all new immediate annuities arising from vesting deferred annuity policies in the with-profits sub-fund of PAC. There is a substantial volume of in-force non-participating business in PAC's with-profits sub-fund and that fund's wholly-owned subsidiary Prudential Annuities Limited ("PAL"), which is closed to new business; profits from this business accrue to the with-profits sub-fund.

        The defined charge participating sub-fund ("DCPSF") forms part of PAC's long-term fund and comprises the accumulated investment content of premiums paid in respect of the defined charge participating with-profits business issued in France, the defined charge participating with-profits business reassured into PAC from Prudential International Assurance plc and Canada Life (Europe) Assurance Ltd and the with-profits annuity business transferred to PAC from the Equitable Life Assurance Society on December 31, 2007. All profits in this fund accrue to policyholders in the DCPSF.

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

        Prudential UK expects demand for private personal pension and savings products to increase over the medium to long term, in part reflecting a change in the UK government's approach to social security that has encouraged long-term savings through tax advantages, but also in reaction to the growing realization that state provided pensions are unlikely to provide sufficient retirement income. An ageing population is focusing on asset accumulation and other retirement products to supplement their state benefits, while younger generations are focusing on pension and long-term savings products as well as health and income protection cover.

Distribution

        Retail financial services and products are distributed face to face through bank branches, tied agents, company sales forces and financial advisers, or directly by mail, telephone and over the internet. Tied agents are exclusive agents who represent only one insurer and must offer customers the products most suitable to their needs, but only from the range of products offered by that insurer. In recent years the high costs of company sales forces and tied agency networks, combined with customers perceiving a lack of choice, have meant that sales forces and tied agents have lost significant market share to financial advisers, with the result that many insurers, including Prudential, have chosen to close these tied agents and direct sales force networks.

        Direct and e-commerce distribution methods are generally lower-cost than other methods but have not generally been conducive to providing financial advice to the consumer to date. Accordingly, products distributed directly are generally more straightforward and have lower, often fee-based, charges.

        The FSA, following a consultation process, implemented "depolarization" rules at the end of 2004. Advisers have the choice of being "single tied" as before, or "multi-tied"; advising on the products of a limited range of providers, or equivalent to an independent financial adviser ("IFA"), where they offer products from the "whole of market" as now, but they also have to offer a "fee alternative", a fee-based charging structure as an alternative to commission. Prudential UK worked with major financial adviser groups to design and build multi-tie propositions and has been appointed to a number of multi-tie panels of these major financial adviser groups.

        The FSA is conducting a review of the retail distribution marketplace called the Retail Distribution Review ("RDR") and published a policy statement on March 26, 2010, which follows nearly two years of discussion and consultation papers. The changes are designed to encourage greater levels of transparency, professionalism and sustainability within the industry, with the prime aim of increasing consumers' confidence in the industry and therefore their desire to engage with it. Prudential supports the concepts of adviser remuneration and the new professional standards which are included as part of the RDR and believes that these provide an opportunity to put in place a framework that will better align the interests of consumers, advisers and providers. The proposed implementation date for the proposals remains December 31, 2012.

        The changes to be implemented are centered on improving the clarity with which firms describe their services to customers and the role of advisers, particularly with regards to remuneration. The advice market will be split between independent and restricted advice. This will be supported by the need for specific disclosure of status both in writing and orally at point of sale. Commission will be replaced by "Adviser Charging" with prescriptive rules aimed at ensuring consumers have total clarity on the cost of advice services. This will apply to all investment advice, but advisers will continue to be able to be remunerated by commission for pure protection business. In a separate discussion paper, the FSA proposed a number of changes to the Platform market which made clear that the same standards will apply as to the Retail market.

        The Professionalism and Qualification elements are expected to be agreed in 2010. A greater role is proposed for professional bodies in helping to set and manage the ethics agenda in the industry. The FSA is proposing to revert to an internal model for the Professional Standards Board rather than establishing this as a separate independent entity.

        The proposals on independent advice (which is restricted and unbiased) and raising professional standards will help to achieve improved outcomes for consumers.

        The full impact of the RDR cannot yet be predicted, but it is likely that cash flow will be an issue for IFA firms that are currently reliant on initial commission. Although some IFAs may choose to exit the market, Prudential believes that many will adapt to the new environment. Prudential UK has been preparing for the introduction of RDR for some time—for instance, Prudential UK's current individual pensions product, the Flexible Retirement Plan is now priced excluding commission, which allows the margin deducted for advice to be specifically agreed between the customer and the adviser. A large proportion of Prudential UK's annuity sales are made on a non-advised basis and will be unaffected by these changes.

        Prudential UK is continuing to work with the regulator, industry bodies and distributors on ways to help advisers make the transition to the new environment as it believes that a strong IFA sector is beneficial for the market, and for Prudential.

        As at December 31, 2009, Prudential's UK Insurance Operations distributes its products through the following channels:

	Year Ended December 31,
	2009	2008	2007
	(£ million)
Direct & Partnerships	2,015	2,567	2,597
Intermediated	2,810	3,029	2,319
Wholesale (including Credit Life)	62	1,434	1,820

Sub-Total	4,887	7,030	6,736

DWP Rebates	127	153	143

Total New Business Premiums	5,014	7,183	6,879

Direct and Partnerships

        The direct distribution channel is primarily charged with increasing revenue from existing Prudential customers and with seeking new customers. Direct distribution channels include the telephone, internet and face to face advisers and focuses on annuities, investments, protection and health products. Partnerships focus on developing strong relationships with banks, retail brands and other distributors. Partnerships also seeks to help Prudential's distribution partners in their distribution and product development strategies. Prudential now has a range of distribution partners including Barclays, National Australia Bank, Royal London Mutual, Save and Prosper, Scottish Life, St James's Place and Threadneedle.

Intermediaries

        Prudential UK's intermediaries distribution channel increased its field sales force with an additional 13 regional sales units in 2009, and the focus is to continue developing deeper and better relationships with key accounts and through partnership arrangements. Prudential UK was successful in gaining over 50 new panel positions across its 24 key accounts in 2009, meaning that its products are now even more widely available to intermediaries than before.

Wholesale

        Prudential UK maintained its strict focus on value in the bulk annuity and back-book markets in 2009, completing transactions generating premium income of £39 million compared with £1,417 million in 2008. The 2008 figure included the large bulk annuity transactions which have not been repeated in 2009, due to the unavailability of transactions which met Prudential's return criteria.

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

	Year Ended December 31,
	2009	2008	2007
	(£ million)
Life insurance
With-profits	1,320	968	406
Unit-linked	610	939	899

Total life insurance	1,930	1,907	1,305
Pensions
With-profits individual	154	77	29
Unit-linked individual	86	89	80
Department of Work and Pensions rebates	127	153	143
Corporate	386	651	680

Total pensions	753	970	932
Pension annuities and other retirement products
Fixed	1,445	2,427	1,742
Retail Price Index	493	1,404	659
With-profits	382	459	2,228

Total pension annuities and other retirement products	2,320	4,290	4,629

Healthcare	11	16	13

Total new business premiums	5,014	7,183	6,879

Life Insurance Products

        Prudential's UK life insurance products are predominantly medium to long-term savings products with life cover attached, and also include pure protection (term) products. The main savings products Prudential offers are investment bonds.

Savings Products—Investment Bonds

        Prudential offers customers a choice through a range of investment funds to meet different risk and reward objectives. Prudential launched the Flexible Investment Plan ("FIP") in 2003 and the Prudential Investment Plan ("PIP") in 2007. Through these plans, its customers have the option to invest in the With-Profits fund or in a range of unit-linked investment funds. Advisers can build an individual portfolio and asset allocation model to accurately match a client's risk/reward profile. Both FIP and PIP also give financial advisers the opportunity to choose from different external fund management groups and the flexibility to make changes to portfolio and asset allocation over time. In 2009, sales of the unit-linked option of FIP and PIP were £117 million.

        The Prudence Bond, a single premium, unitized with-profits policy with no fixed term, is one of the United Kingdom's leading investment bond products in terms of with-profits market share. In September 2004, Prudential launched the next generation with-profits investment bond, entitled PruFund, which is designed to provide increased transparency and smoothed investment returns to the customer. PruFund also offers clients an optional five-year guarantee on the initial investment. In 2008, PruFund became available as a fund option on the FIP and PIP products. In 2009, total new business premiums attributable to PruFund, including new business through FIP and PIP, was £1,082 million.

        In March 2008, Prudential launched the International Portfolio Account ("IPA") offering clients access to a wide range of quoted UK investments. Sales of Prudential's offshore bonds, the International Prudence Bond, International Prudential Portfolio Bond and International Portfolio Account were £315 million in 2009.

        With-profits products aim to provide capital growth over the medium to long term, and access to a range of investment sectors without the costs and risks associated with direct investment into these sectors. Capital growth for the policyholder on with-profits bonds apart from PruFund is achieved by the addition of reversionary or annual bonuses, which are credited to the bond on a daily basis from investment returns achieved within PAC's long-term with-profits fund, offset by charges and expenses incurred in the fund. A final bonus may also be added when the bond is surrendered. PruFund delivers growth through a published expected growth rate, updated quarterly, and a transparent formulaic smoothing mechanism. In contrast the capital return on unit-linked bonds directly reflects the movement in the value of the assets underlying those funds. When funds invested in PAC's long-term with-profits fund are either fully or partially withdrawn, PAC may apply a market value adjustment to the amount paid out.

        Sales of PruFund, Prudential UK's unitized and smoothed investment plan, were particularly strong in 2009. Since October 2008, PruFund has been available across Prudential UK's range of tax wrappers, including individual pensions, income drawdown and onshore and offshore bonds. Over £1.3 billion was invested across the Prudential UK retail savings product range in 2009. In 2009, Prudential UK extended further the PruFund range of investments with the launch of the PruFund Cautious series to sit alongside the PruFund Growth series within the on-shore bond wrapper. As at December 31, 2009, approximately £300 million had been invested in PruFund Cautious since it was launched in the second half of 2008. Prudential also launched the new PruSelect range of unit-linked funds across its UK pensions and investments products in 2008, more than doubling the number of funds available.

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

Life and Health Protection

        Prudential UK has a joint venture with Discovery of South Africa which uses the Prudential brand and Discovery's expertise to build branded distribution and innovative product offerings in the private healthcare and protection markets.

        Since its launch in October 2004, PruHealth has established itself in the marketplace as a private medical insurance provider, and it now has more than 200,000 customers insured.

        PruProtect, launched in September 2007, follows the success of PruHealth by applying the Vitality points system. PruProtect's product is focused around a core philosophy of helping people become healthier while protecting and improving the quality of their lives. PruProtect continues to grow sales strongly following the re-launch of its product range and improved distribution model in November 2008. Sales of £14 million were achieved in 2009, an increase of 311 per cent over 2008.

Pension Products

        Prudential UK provides both individual and corporate pension products. In 2009 new business premiums totaled £240 million for individual pensions and £386 million for corporate pensions. Pension products are tax-advantaged long-term savings products that comply with rules established by HMRC and are designed to supplement state-provided pensions. These rules require that, upon retirement, maturity benefits are used to purchase pension annuities by policyholder election at retirement or at least by the age of 75, although they do permit a portion to be taken as a tax-free lump sum. Prior to retirement, these products typically have minimal mortality risk to Prudential and are primarily considered investment products. An exception is where a guaranteed annuity option has been offered on the product, with an element of risk to Prudential both in underlying mortality and investment assumptions.

        Prudential UK ceased marketing Guaranteed Annuity Options ("GAOs") in 1987, but for a minority of corporate pension schemes GAOs still apply for new members. Current liabilities for this type of business make up less than one per cent of the with-profits sub-fund as at December 31, 2009.

        Many of the pension products Prudential UK offers are with-profits products or offer the option to have all or part of the contributions allocated to a with-profits fund. Where funds invested in the with-profits fund are withdrawn prior to the pension date specified by the policyholder, Prudential UK may apply a market value adjustment to the amount paid out. The remaining pension products are non-participating products, which include unit-linked products.

Individual Pensions

        Prudential UK's individual pension range offers unit-linked and unitized with-profits products.

        In 2001, Prudential UK introduced products that continue to meet the criteria of the UK government's stakeholder pension program. The stakeholder pension is intended for individuals earning enough to be able to afford to make contributions to a pension but who are not currently doing so. The introduction of stakeholder pensions has had implications for, among other things, how Prudential UK designs, administers and charges for and distributes pension products. The most significant requirements involve capped charges and a low minimum contribution which must be accepted by the provider. The UK government has capped charges at 1.5 per cent per annum of the policyholder account balance for stakeholder pensions for the first ten years, decreasing to one per cent thereafter, which is below the charges on personal pension products previously offered by the UK pensions industry.

Department of Work and Pensions Rebates ("DWP Rebate")

        Prudential UK also provides individual personal pension products through the DWP Rebate arrangement. Under this arrangement, individuals may elect to contract out of the UK's State Second Pension (referred to as "S2P") which was previously known as State Earnings Related Pension Scheme, administered by the UK Department of Work and Pensions. If an individual elects to contract out, then he or she will designate a pension provider, such as Prudential. Premiums on products sold in this manner are paid through "rebates" from the Department of Work and Pensions, which represent the amount that would be otherwise paid into S2P. Rebate amounts are invested to provide benefits to the individual. Premiums from Department of Work and Pensions Rebates are typically reported in the first quarter of each year.

Corporate Pensions

        There are two categories of corporate pension products: defined benefit and defined contribution. Prudential has an established defined benefit plan client base covering the small to medium-sized employer market. Prudential UK's defined contribution client base ranges from small unlisted companies to some of the largest companies in the United Kingdom as well as a number of clients in the public sector (in particular where Prudential UK offers the Additional Voluntary Contribution facility). Additional Voluntary Contribution plans enable employees to make additional pension contributions, either regularly or as a lump sum, to supplement their occupational pension plans.

        Defined benefit plans and products continue to dominate the corporate pensions market in terms of funds under management. In recent years, however, most new plans established have been defined contribution products. In addition, there is an increasing trend among companies to close defined benefit plans to new members or to convert existing schemes from defined benefit to defined contribution in order to stabilize or reduce potential pension liabilities.

        Prudential UK offers group unit-linked policies and with-profits policies to the corporate pensions market. Prudential UK's defined contribution products are Additional Voluntary Contribution plans, Group Money Purchase plans, Group Personal Pension plans, Group Stakeholder Pension plans and Executive Pension plans.

        In addition Prudential UK has a Company Pension Transfer Plan (or "Bulk S32"), designed to accept benefits from both defined benefit and defined contribution pension schemes which are winding up (ceasing to exist or being replaced by a new type of scheme). Prudential UK also has the facility to accept enhanced transfers from deferred members of a corporate's defined benefit pensions scheme into Prudential UK Personal Pension plan where the member has received advice from an independent financial adviser (often called an Enhanced Transfer Value exercise).

Pension Annuities and other retirement products

        Prudential UK offers individual conventional immediate annuities that are either fixed or retail price indexed (referred to as "RPI"), where annuity payments are guaranteed from the outset, or with-profits annuities, where annuity payments are variable dependent on the investment performance of underlying assets. Prudential UK also offers products with an income drawdown option which allow customers greater flexibility in terms of the amount of income they take in retirement and the option to delay buying an annuity up to age 75. In 2009, Prudential UK sold £91 million of income drawdown products. A total of £2,189 million of individual annuities were sold in 2009. Of this total, £1,357 million were sold to existing Prudential UK customers with maturing pension policies. The other £832 million were sold to new customers, typically individuals with a pension maturing with another provider who chose Prudential UK to provide their annuity. Prudential UK also offers bulk annuities, whereby it manages the assets and accepts the liabilities of a company pension scheme, usually when it is being wound up by the employer. Due to the nature of the product, the volume of Prudential UK's bulk annuity sales is unpredictable as it depends on the decision of scheme trustees. In 2009, Prudential UK sold £39 million of bulk annuities.

        Prudential UK's immediate annuity products provide guaranteed income for a specified time, usually the life of the policyholder, in exchange for a lump sum capital payment. No surrender value is available under any of these products. The primary risks to Prudential UK from immediate annuity products, therefore, are mortality improvements and credit risk.

Conventional Annuities

        Prudential UK's conventional annuities include level (non-increasing), fixed increase and RPI annuities. Prudential UK's fixed increase annuities incorporate automatic increases in annuity payments by fixed amounts over the policyholder's life. The RPI annuities provide for a regular annuity payment to which an additional amount is added periodically based on the increase in the UK Retail Prices Index. In 2009, sales of RPI annuities were £493 million (including £19 million of bulk annuities). In 2009, sales of level and fixed increase annuities amounted to £1,445 million (including £20 million of bulk annuities and £43 million of unit-linked income drawdown products).

With-profits Annuities

        Prudential UK's with-profits annuities combine the income features of annuity products with the investment smoothing features of with-profits products and enable policyholders to obtain equity-type returns over time. Through this product, Prudential UK brings its product development strengths to bear while also capitalizing on people's need for protection from inflation through increasingly long periods of retirement. Prudential is one of only a few companies in the United Kingdom in the with-profits annuities market and has been operating in this market since 1991. In 2009, Prudential UK's premiums for this business were £382 million (including £48 million of with-profits income drawdown products). Prudential UK is now the market leader, with a market share of over 84 per cent in the nine months to September 2009(1).

(1)
Source: ABI

        In the first quarter of 2009, Prudential UK launched a new Income Choice Annuity which allows customers to choose an income between a defined maximum and minimum level, with the option of re-setting this every two years. It also provides an opportunity for pension income to grow because the product is backed by Prudential's strong with-profits fund.

Income drawdown

        Given the UK's compulsory annuitization age of 75, an increasingly sophisticated consumer population, and the rising incidence of second careers and semi-retirement as a result of increasing longevity, the market has seen good growth in the 'bridge' between pensions and annuities through income drawdown products. Prudential UK launched an income drawdown option as a part of the Flexible Retirement Plan in late 2007 and achieved premiums of £91 million in 2009 compared to £75 million in the previous year for this and the existing product, the Flexible Income Retirement Account. These products help customers manage their pensions through the various stages of retirement, and also offer flexibility while providing potential for capital growth.

Lifetime mortgage

        In November 2009, Prudential UK announced the decision to close its equity release operation to new business. For this product, a significant cash expense is incurred up front in acquiring new business and the payback period on capital employed is long. Prudential UK management concluded that this is not sustainable and that cash and capital can be deployed more effectively across other parts of the business. Prudential UK's existing lifetime mortgage customers are unaffected by this decision.

Reinsurance

        In view of the size and spread of PAC's long-term insurance fund, there is little need for reinsurance to protect this business. Some limited reinsurance is maintained and treaties relating to critical illness, permanent health insurance, term insurance and certain unit-linked products are in place. In addition PMI policies issued by PruHealth are reinsured.

Reserves

        In the United Kingdom, a life insurance company's reserve and other requirements are determined by its Board, with advice from its Actuarial Function Holder, subject to minimum reserve requirements. These minimum reserve requirements are established by the rules and guidance of the FSA.

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

        Prudential UK's regulatory reserving for with-profits products, as required by UK regulation, takes into account annual bonuses/annual interest credited to policyholders because these are "attached" to the policies and are guaranteed. Realistic reserves are also calculated for with-profits products under UK regulation. These include an allowance for final bonuses based on the asset share or a prospective valuation of the policies and the cost of guarantees, smoothing and enhancements.

        Prudential reserves for unit-linked products on the basis of the value of the unit fund and additional reserves are held for expenses and mortality where this is required by the contract design.

        As well as the reserves, the company's assets must also cover other capital requirements set out in the FSA Prudential Sourcebook. These comprise a with-profits insurance capital component, which is a measure of the difference in the surplus assets on regulatory and realistic bases; a resilience capital requirement for entities other than PAC, which makes prudent allowance for potential future adverse movements in investment values; and the long-term insurance capital requirement, which must be held by all EU insurance companies. See "Financial Strength of PAC's Long-term Fund" for further information on solvency and "Realistic Financial Strength Reporting" for further information on realistic reporting.

Financial Strength of PAC's Long-term Fund

        As at March 31, 2010, the financial strength of PAC was rated Aa2 (negative outlook) by Moody's, AA (negative watch) by Standard & Poor's, and AA+ (negative watch) by Fitch.

        PAC's with-profits fund is one of the largest and financially strongest in the UK, continuing to cover comfortably all of its regulatory solvency requirements. The fund is supported by an inherited estate of £6.4 billion (as at December 31, 2009) which provides the working capital required to support the fund for the long-term benefit of current and future policyholders.

        The table below shows the change in the investment mix of PAC's main with-profits fund:

	2009	2008
	(%)
UK equities	25	34
International equities	12	17
Property	12	14
Fixed Interest	40	29
Cash and other asset classes	11	6

Total	100	100

        Despite difficult conditions in financial markets throughout 2008 and during the first half of 2009, the with-profits sub-fund performed strongly in 2009. With-profits, when invested in an actively managed and financially strong fund like PAC's, continues to be an attractive medium to long-term investment, offering annualized returns which compare favorably with other investment options. The with-profits sub-fund has delivered investment returns of 66.3 per cent over ten years compared with the FTSE All-share index (total return) of 17.7 per cent over the same period (figures are to December 31, 2009, before tax and charges). Much of this strong investment performance was achieved through the active asset allocation of the fund. As part of its asset allocation process, Prudential UK constantly evaluates prospects for different markets and asset classes. During the year, PAC's long-term fund reduced its exposure to equities and increased its exposure to fixed interest securities.

Realistic Financial Strength Reporting

        In accordance with the FSA Prudential Sourcebook, PAC has to demonstrate solvency on a "realistic" valuation basis as well as the regulatory basis. In the aggregate, the basis has the effect of placing a value on the liabilities of UK with-profits contracts that reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances.

        This basis makes companies' financial health more transparent to policyholders, intermediaries and regulators alike, and enables more informed choices to be made by policyholders. The PAC long-term with-profits sub-fund is very strong with the inherited estate (free assets) measured on a realistic basis, valued at approximately £6.4 billion at the end of 2009 before deduction for the risk capital margin.

Shareholders' Interests in Prudential UK's Long-term Insurance Business

        In common with other UK long-term insurance companies, the Prudential UK's products are structured as either with-profits products or non-participating (including unit-linked) products. For statutory and management purposes, PAC's long-term fund consists of a number of sub-funds in which shareholders and policyholders have varying interests.

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

        With-profits policies are supported by a with-profits fund. Prudential UK's primary with-profits fund is part of PAC's long-term fund. With-profits products provide benefits that are generally either the value of the premiums paid, less charges and fees and with the addition of declared bonuses, or the guaranteed death benefit with the addition of declared bonuses. Smoothing of investment returns is an important feature of with-profits products. It is designed to reduce the impact of fluctuations in investment return from year to year and is accomplished predominantly through the level of final bonuses declared.

        The return to Prudential's shareholders in respect of with-profits business Prudential UK writes is an amount equal to up to one-ninth of the value of the bonuses the Prudential UK credits or declares to policyholders in that year. Prudential UK has a large block of in-force with-profits business with varying maturity dates that generates a relatively stable stream of shareholder profits from year to year.

        PAC's board of directors, with the advice of its Actuarial Function Holder and its With-Profits Actuary, determines the amount of annual and final bonuses to be declared each year on each group of contracts.

        When determining policy payouts, including final bonuses, PAC follows an actuarial practice of considering "asset shares" for specimen policies. Asset shares broadly reflect the value of premiums paid in respect of a policy accumulated at the investment return on the assets PAC notionally attributes to the policy. In calculating asset shares, PAC takes into account the following items:

  •
  the cost of mortality risk and other guarantees (where applicable);

  •
  the effect of taxation;

  •
  management expenses, charges and commissions;

  •
  the proportion of the amount determined to be distributable to shareholders; and

  •
  the surplus arising from surrenders, non-participating business included in the with-profits fund and other miscellaneous sources.

        However, Prudential UK does not take into account the surplus assets of the long-term fund, or their investment return, in calculating asset shares. Asset shares are used in the determination of final bonuses together with treating customers fairly, the need to smooth claim values and payments from year to year and competitive considerations.

        Prudential UK is required by UK law and regulation to consider the fair treatment of its customers in setting bonus levels. The concept of treating customers fairly is established by statute but is not defined. In practice, it provides one of the guiding principles for decision-making in respect of with-profits products.

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

        In 2009, PAC declared a total surplus of £2,149 million from PAC's primary with-profits sub-fund, of which £1,935 million was added to with-profits policies and £214 million was distributed to shareholders. This includes annual bonus rates of three per cent per annum for the Prudence Bond and three per cent per annum for personal pensions. In 2008, PAC declared a total surplus of £3,029 million from PAC's primary with-profits sub-fund, of which £2,730 million was added to with-profits policies and £298 million was distributed to shareholders. This includes annual bonus rates of 3.5 per cent for the Prudence Bond and 3.5 per cent for personal pensions.

        The closed Scottish Amicable Insurance Fund ("SAIF") declared total bonuses in 2009 of £533 million compared to £777 million in 2008. Shareholders have no interest in profits from the SAIF fund, although they are entitled to the investment management fees paid by this business. For greater detail on the SAIF fund, see "The SAIF sub-fund and accounts" below.

Surplus Assets in PAC's Long-term With-profits Fund

        The assets of the main with-profits sub-fund within the long-term fund of PAC comprise the amounts that it expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the with-profits sub-fund is equal to the policyholders' accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the with-profits sub-fund is called the 'inherited estate' and has accumulated over many years from various sources.

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

        Prudential UK, of which PAC is part, announced in March 2006 that it had begun a process to determine whether it could achieve greater clarity as to the status of the inherited estate through reattribution. In June 2008, Prudential announced that it did not believe that it was in the interests of current or future policyholders or shareholders to continue the reattribution process. This announcement reflects PAC's overriding priority, which is to maintain the long-term financial security of the with-profits sub-fund and to continue delivering strong relative performance for the benefit of its policyholders.

Depletion of Surplus Assets and Shareholders' Contingencies

        As a proprietary insurance company, PAC is liable to meet its obligations to policyholders even if the assets of the long-term funds are insufficient to do so. The assets in excess of amounts expected to be paid for future terminal bonuses and related shareholder transfers (the excess assets) in the long-term funds, represented by the unallocated surplus of with-profits funds could be materially depleted over time by, for example, a significant or sustained equity market downturn, costs of significant fundamental strategic change or a material increase in mis-selling provisions. In the unlikely circumstance that the depletion of the excess assets within the long-term fund was such that Prudential's ability to treat its customers fairly was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders' funds to the long-term funds to provide financial support.

        In 1998, Prudential UK stated that deducting personal pensions mis-selling costs from the inherited estate of the with-profits sub-fund would not impact Prudential UK's bonus or investment policy. Prudential UK gave an assurance that if this unlikely event were to occur, it would make available support to the fund from shareholder resources for as long as the situation continued, so as to ensure that policyholders were not disadvantaged.

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

        During 2009, the FSA issued a policy statement confirming that certain payments of compensation and redress for events occurring after July 31, 2009 may only be paid from assets attributable to shareholders. As the pensions mis-selling review was concluded prior to this date, the requirements of the policy statement do not impact the pensions mis-selling provision met from the inherited estate described above.

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

        This fund is solely for the benefit of those Scottish Amicable Life Assurance Society policyholders whose policies were transferred to SAIF. Shareholders have no interest in the profits of this fund, although they are entitled to the investment management fees paid on this business. The brand name and rights to profit on new business were transferred to a new Prudential UK subsidiary, Scottish Amicable Life plc, which operated for the benefit of shareholders.

        With the exception of certain guaranteed annuity products, referred to below, the majority of SAIF with-profits policies do not guarantee minimum rates of return to policyholders. Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the PAC long-term fund would be liable to cover any such deficiency. Due to the quality and diversity of the assets in SAIF and the ability of SAIF to revise guaranteed benefits in the event of an asset shortfall, the Directors believe that the probability of either the PAC's long-term fund or Prudential UK's shareholders' funds having to contribute to SAIF is remote.

Non-participating Business

        The majority of Prudential-branded non-participating business is written in the non-profit sub-fund of PAC's long-term fund or in subsidiaries owned by Prudential UK. Since mid-2004, Prudential UK has written all of its new non-profit annuity business through Prudential Retirement Income limited ("PRIL"), from which the profits are attributed solely to shareholders. Prior to that time, certain non-profit annuity business was written through Prudential Annuities Limited ("PAL"), which is wholly owned by PAC's with-profits fund. The profits on this business are attributable to the fund and not to shareholders, although indirectly shareholders get one-ninth of additional amounts paid to policyholders through the declaration of bonuses.

        The unit-linked business written by PAC and Prudential International Assurance is written with capital provided by shareholders.

Guaranteed Annuities

        PAC used to sell guaranteed annuity products in the United Kingdom and held a provision of £31 million as at December 31, 2009, within the main with-profits fund to honor guarantees on these products. PAC's main exposure to guaranteed annuities in the United Kingdom is through SAIF and a provision of £284 million was held in SAIF as at December 31, 2009, to honor the guarantees. As SAIF is a separate sub-fund of PAC's long-term business fund, this provision has no impact on shareholders.

M&G

        M&G is Prudential's fund management business in the United Kingdom and continental Europe and comprises retail, institutional and internal fund management activities. Its key metrics of performance are investment performance, net investment flows and profits.

Fund management

        M&G is an investment-led business which aims to deliver superior investment performance and maximize risk-adjusted returns in a variety of macro-economic environments. Through M&G, Prudential seeks to add value by generating attractive returns on internal funds as well as growing profits from the management of third party assets. Such external funds now represent 40 per cent of M&G's total FUM as at December 31, 2009.

        In the retail market, M&G's strategy is to maximize the value of its centralized investment function through a multi-channel, multi-geography distribution approach. Key themes in recent years have included the growing proportion of business sourced from intermediated channels and the growth of cross-border products. M&G has benefited from having a diverse product portfolio during the recent financial turmoil as inflows were received throughout 2009 despite investors' appetite for bond funds switching to equity funds during the second half of the year.

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

Key initiatives and performance

        Delivering fund performance remains critical and is the key determinant of success for an active asset management business. M&G has continued to deliver market-leading investment performance in 2009 with strong results.

        In the three years to December 2009, 38 per cent of M&G's retail funds delivered top-quartile investment performance(1). Over the same period, 89 per cent of M&G's active institutional funds delivered returns ahead of their benchmarks. On the back of this strong investment performance M&G delivered record net third party fund inflows of £13.5 billion in 2009, an increase of 296 per cent year on year.

(1)
Source: Morningstar

        Gross third party fund inflows rose 54 per cent to £24.9 billion. These third party inflows and the recovery of equity markets in the latter half of 2009 led to a 23 per cent increase in M&G's total funds under management to £174 billion. As at December 31, 2009, 40 per cent of M&G's funds under management were for third party clients.

        M&G's retail business had a strong year in 2009, seeing net inflows jump by 259 per cent over the year to £7.5 billion. Gross fund sales were up 50 per cent at £13.6 billion. Sales of M&G's top-performing fixed income funds accounted for most of the inflows for most of the year before investor appetite switched to M&G's equity and property funds during the second half of 2009 as sentiment turned more bullish.

        Similarly, the Institutional Business attracted a high level of net new third party business. Net inflows were £6.0 billion, a rise of 354 per cent on 2008. This included the award of a single fixed income mandate valued at £4 billion and £0.8 billion of net new money into M&G's leveraged loan funds. Gross fund sales were up 59 per cent at £11.3 billion.

        Net sales remained robust in the fourth quarter of 2009. The retail business attracted net new money of £1.8 billion, more than double the £0.7 billion taken in the same quarter in 2008. Gross retail sales were £3.8 billion. The institutional business took £0.6 billion of net new business over the final three months compared with an outflow of £1.4 billion for the same period a year ago. Gross sales were 93 per cent higher year-on-year at £2.7 billion.

        During 2009, M&G's cost/income ratio was 65 per cent, increasing from 60 per cent in 2008. The increase can largely be attributed to the reinstatement of costs associated with the long-term incentive plan ("LTIP") as the medium-term outlook for the business improved in light of strong fund inflows and recovering market levels. M&G remains focused on cost control.

        The following table shows funds managed by M&G at the dates indicated.

	December 31,
	2009	2008
	(£ billion)
Retail fund management	31	19
Institutional fund management	39	28
Internal fund management	104	94

Total	174	141

Prudential Capital

        Prudential Capital manages Prudential's balance sheet for profit by leveraging Prudential's market position. This business has three strategic objectives: to operate a first-class wholesale and capital markets interface; to realize profitable proprietary opportunities within a tightly controlled risk framework; and to provide professional treasury services to Prudential. Prudential Capital generates revenue by providing bridging finance, managing investments and operating a securities lending and cash management business for Prudential and its clients.

        The business has consolidated its position in a period of difficult and volatile markets, focusing on liquidity across Prudential, management of existing asset portfolio and conservative levels of new investment. Development of new product and infrastructure has continued, helping to maintain the dynamism and flexibility necessary to identify and realize opportunities for profit within acceptable risk parameters. Prudential Capital is committed to working closely with other business units across Prudential to exploit opportunities and increase value creation for Prudential as a whole. In particular, Prudential Capital offers to Prudential a holistic view on hedging strategy, liquidity and capital management.

Group Risk Framework

Risk Management

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

Risk oversight

Group risk appetite

        Prudential defines and monitors aggregate risk limits for its earnings volatility and its capital requirements based on financial and non-financial stresses:

  (a)
  Earnings volatility: the objectives of the limits are to ensure that (a) the volatility of earnings is consistent with stakeholders' expectations, (b) Prudential has adequate earnings (and cash flows) to service debt, for expected dividends and to withstand unexpected shocks, and (c) earnings (and cash flows) are managed properly across geographies and are consistent with funding strategies. The two measures applied to monitor the volatility of earnings are EEV operating profit and IFRS operating profit, although EEV and IFRS total profits are also considered.

  (b)
  Capital requirements: the limits aim to ensure that (a) Prudential meets its internal economic capital requirements, (b) Prudential achieves its desired target rating to meet its business objectives, and (c) supervisory intervention is avoided. The two measures applied are the EU Insurance Groups Directive ("IGD") capital requirements and internal economic capital requirements. In addition, capital requirements are also monitored on a local statutory basis.

        Prudential's risk appetite framework forms an integral part of its annual business planning cycle. Its Group Risk function monitors Prudential's risk profile against the agreed limits. Using submissions from business units, Group Risk calculates Prudential's aggregated position (allowing for diversification effects between business units) relative to the limits implied by the risk appetite statements.

        Local limits are agreed with each of the business units to ensure that the aggregate risk exposure remains within the defined group-level risk appetite. Each business unit determines its own individual risk position by calculating the impacts (on earnings and capital measures) of a shock to its market, credit, insurance and operational risk exposures and agrees them with Group Risk and the Group Executive Risk Committee ("GERC").

        Prudential uses a two-tier approach to apply the limits at business unit level. First, it calculates business unit risk limits. These ensure that, provided each business unit keeps within its limits, the group risk position will remain within the group limits. Secondly, the impact on the risk position is considered as part of Group Risk's scrutiny of large transactions or departures from plans proposed by individual business units.

        In the event that any of the business unit plans imply risk limits will be exceeded, this will necessitate a dialogue between GERC and the relevant business unit or units. Exceeding group limits may be avoided if, for example, limits in other business units are not fully utilized, or if the diversification effect at group level of a particular risk with other business units means the group limit is not breached.

        Market risk is managed such that as conditions evolve the risk profile is maintained within risk appetite. In addition to business unit operational limits on credit risk, Prudential sets counterparty risk limits at group level. The limits on total group-wide exposures to a single counterparty are specified within different credit rating "categories". Group Risk and the GERC monitor Prudential's actual exposures against these limits on a monthly basis.

Risk exposures

        The Group Risk Framework deploys a common risk language, allowing meaningful comparisons to be made between different business units. Risks are broadly categorized as shown below.

Category	Risk type		Definition
1. Financial risks	(a)	Market risk	The risk that arises from adverse changes in the value of, or income from, assets and changes in interest rates or exchange rates.
	(b)	Credit risk	The risk of loss if another party fails to meet its obligations, or fails to do so in a timely fashion.
	(c)	Insurance risk	The inherent uncertainty as to the occurrence, amount and timing of insurance cash flows. This includes the impact of adverse mortality, morbidity and persistency experience.
	(d)	Liquidity risk	The risk that a business, though solvent on a balance sheet basis, either does not have the financial resources to meet its obligations as they fall due or can secure them only at excessive cost.
2. Non-financial risks	(a)	Operational risk	The risk of direct or indirect loss resulting from inadequate or failed internal processes, people or systems, or from external events. This includes legal and regulatory compliance risk.
	(b)	Business environment risk	Exposure to forces in the external environment that could significantly change the fundamentals that drive the business's overall objectives and strategy.
	(c)	Strategic risk	Ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and Prudential's capabilities.

Financial Risks

(a) Market risk

(i) Equity risk

        In the UK business, most of Prudential's equity exposure is incurred in the with-profits fund which includes a large inherited estate estimated at £6.4 billion as at December 31, 2009 (2008: £5.4 billion), which can absorb market fluctuations and protect the fund's solvency. The inherited estate itself is partially protected against falls in equity markets through an active hedging policy. In the course of 2009, Prudential has reduced the with-profits fund's exposure to UK equities whilst increasing the proportion of fixed income assets.

        In Asia, a high proportion of Prudential's in-force book is made up of unit-linked products with limited shareholder exposure to equities. Prudential has minimal direct shareholder exposure to Asian equity markets outside its unit-linked holdings.

        In the US, where Jackson is a leading provider of variable annuities, there are well-understood risks associated with the guarantees embedded in its products. Jackson provides guarantees for minimum death benefits ("GMDB") on all policies in this class, minimum withdrawal benefits ("GMWB") on 47 per cent of the book, and minimum income benefits ("GMIB") on only eight per cent. To protect the shareholders against the volatility induced by these embedded options, both a comprehensive hedging program and reinsurance are used. Due to the inability to reinsure economically or hedge the GMIB, Jackson ceased offering this benefit in 2009.

        Jackson's variable annuity sales activities focus on meeting the needs of conservative and risk averse customers who are seeking accumulation pre-retirement and/or reliable income in retirement, and who display little tendency to arbitrage their guarantees. These customers select conservative investment options and, importantly, have historically bought fewer guarantee products compared to the industry as a whole. Jackson is able to meet the needs of these customers because its unique and market leading operational platform allows it to tailor more than 1,400 product combinations.

        It is Prudential's philosophy not to compete on price. Its individual guarantees tend to be more expensive than the market average, because it seeks to sell at a price capable of funding the cost it incurs to hedge or reinsure its risks.

        Prudential uses a macro approach to hedging that covers the entire equity risk in the US business. Within this macro approach use is made of the natural offsets that exist between the variable annuity guarantees and the fixed index annuity book, and then a combination of over the counter options and futures is used to hedge the residual risk, allowing for significant market shocks and limiting the amount of capital put at risk. Internal positions are generally netted before any external hedge positions are considered. The hedging program also covers the fees on variable annuity guarantees.

        Jackson hedges the economics of its products rather than the accounting result. Accordingly, while its hedges are effective on an economic basis, due to different accounting treatment for the hedges and some of the underlying hedged items, the reported income effect is more volatile. For Jackson's variable annuities guaranteed benefits and related hedges, while there has been some volatility of results in 2008 and 2009, there has been a small cumulative net operating loss of £7 million over the 24-month period, reflecting the overall effectiveness of the hedging program. With its large fixed annuity and fixed indexed annuity books, Jackson has natural offsets for its variable annuity interest rate related risks. Specific limits are set for each major risk.

(ii) Interest rate risk

        Interest rate risk arises primarily from Prudential's investments in long-term debt and fixed income securities. Interest rate risk also exists in policies that carry investment guarantees on early surrender or at maturity, where claim values can become higher than the value of backing assets as a result of rises or falls in interest rates.

        Interest rates primarily affect the Asia, the US and the UK with-profits businesses. Following the sale of the agency-based business in Taiwan, the exposure to interest rate risk in Asia has significantly reduced. The remaining risk in the region relates mostly to guarantees on traditional shareholder-backed life products and asset-liability mismatches, driven by limited availability of long-term assets in some territories. This exposure is monitored and managed carefully on an ongoing basis, for example by setting clear limits on duration risk set in the investment guidelines. Prudential has a range of risk mitigation options available that would help to reduce the exposure to interest rate movements.

        In the US, there is interest rate risk across the portfolio. Jackson manages fixed annuity interest rate exposure through a combination of interest rate swaps and interest rate options, to protect capital against rates rising quickly, and through the contractual ability to reset crediting rates annually.

        In the UK, the investment policy for the shareholder-backed annuity business is to match the cash flow from investments with the annuity payments. As a result, assets and liabilities are closely matched by duration. The impact of any residual cash flow mismatching can be adversely affected by changes in interest rates, therefore the mismatching position is regularly monitored.

(iii) Foreign exchange risk

        Prudential principally operates in the UK, the US, and in 13 countries in Asia. The geographical diversity of the businesses means that it is inevitably subject to the risk of exchange rate fluctuations. The results of Prudential's international operations in the US and Asia represent a significant proportion of the Group's operating profit and shareholders' funds. These operations generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in the consolidated financial statements when results are expressed in pounds sterling.

        Prudential does not generally seek to hedge foreign currency revenues, as these are substantially retained locally to support the growth of Prudential's business and meet local regulatory and market requirements. However, in cases where a foreign surplus is deemed to be supporting group capital or shareholders' interest, this exposure is hedged if it is deemed economically optimal to do so. Currency borrowings, swaps and other derivatives are used to manage exposures.

(b) Credit risk

Debt portfolio

1. Information regarding the 2009 results

        Prudential's debt portfolio on an IFRS basis was £101.8 billion as at December 31, 2009. £45.6 billion of these assets backed shareholder business, of which 93 per cent were investment grade, compared to 96 per cent at December 31, 2008. This change was a result of downgrades, largely occurring in March and April, with the pace of downgrade significantly slowing subsequently. Sovereign debt backing shareholder business represented 11 per cent of the portfolio, or £4.9 billion as at December 31, 2009; 67 per cent of this was AAA and 91 per cent investment grade. Eurozone sovereign exposures backing shareholder business were £3.1 billion as at December 31, 2009; 98 per cent of these were AAA rated. Of the remaining two per cent, the highest exposure was in respect of Italy (£55 million) and Spain (£1 million) whilst there was no exposure to Greece, Portugal or Ireland.

        Asia's debt portfolio totaled £10.0 billion as at December 31, 2009. Of this, approximately 75 per cent was invested in unit-linked and with-profits funds with minimal shareholders' risk. The remaining 25 per cent was shareholder exposure and was invested predominantly (79 per cent) in investment grade bonds. For Asia, the portfolio performed very well, and did not experience any default losses in 2009.

        The UK's debt portfolio on an IFRS basis was £67.8 billion as at December 31, 2009, including £42.3 billion within the UK with-profits fund. Shareholders' risk exposure to the with-profits fund is limited as the solvency is protected by the large inherited estate. Outside the with-profits fund there was £6.4 billion in unit linked funds where the shareholders' risk is limited, with the remaining £19.0 billion backing the shareholders' annuity business and other non-linked business (of which 78 per cent is rated AAA to A, 19 per cent BBB and three per cent non-investment grade).

        On a statutory (Pillar 1) basis, Prudential held prudent credit reserves within the UK shareholder annuity funds of £1.6 billion as at December 31, 2009 to allow for future credit risk. For Prudential Retirement Income Limited ("PRIL") this allowance was set at 71 bps as at December 31, 2009 (2008: 80 bps). This represented 41 per cent of the portfolio spread over swaps compared to 31 per cent as at June 30, 2009 and 25 per cent as at December 31, 2008. A low level of new defaults (£11 million) were reported on the debt portfolio held by the UK shareholder-backed annuity business in 2009.

        During the second half of 2009, Prudential materially reduced its holdings in subordinated financial debt backing the annuity business, which improved the overall credit quality of its bond portfolios. This resulted in gross losses of £254 million on shareholder-backed business and £80 million on policyholder backed business. On a Pillar I basis these losses were fully offset by a reduction in long-term default reserves of £180 million shareholder/£31 million policyholder that arose as a result of the improvement in the quality of its remaining bond portfolios and a further £74 million shareholder/£49 million policyholder release of short-term default reserves which were allocated to the assets sold. On an IFRS basis, the gross costs less the reduction in long-term and short-term default reserves resulted in an overall pre-tax operating loss of £51 million shareholder/£32 million policyholder in 2009.

        The most significant area of exposure to credit risk for the shareholders is Jackson in the US. As at December 31, 2009 Jackson's fixed income portfolio totaled £22.8 billion, comprised of £16.5 billion of Corporate Debt, £2.1 billion of Commercial Mortgage Backed Securities ("CMBS"), £3.3 billion of Residential Mortgage Backed Securities ("RMBS") and £0.9 billion of other instruments.

        The US Corporate Debt portfolio of £16.5 billion was 94 per cent investment grade as at December 31, 2009. Concentration risk was low, with the top ten holdings accounting for less than seven per cent of the portfolio. The non-investment grade portfolio was also well diversified with an average holding of £8 million. The largest sector exposures in the investment grade portfolio were Utilities and Energy both at 15 per cent. The portfolio is actively managed and exposures are sold as events dictate.

        Within the RMBS portfolio of £3.3 billion, the agency guaranteed portion was 60 per cent as at December 31, 2009. Another 21 per cent of the portfolio was non-agency prime and Alt-A investments with pre-2006/2007 vintages, where experience has been much more positive than later vintages. Prudential's exposure to the 2006/2007 vintages totaled £466 million as at December 31, 2009 of which £373 million was invested in the senior part of the capital structure, thereby significantly reducing the risk of defaults and the magnitude of loss if a shortfall were to occur. The actual exposure to non-senior 2006/2007 Prime and Alt-A RMBS was £93 million. The total RMBS portfolio had an average fair value price of 78 cents in the dollar.

        The CMBS £2.1 billion portfolio is performing strongly, with 46 per cent of the portfolio rated AAA and less than one per cent rated below investment grade as at December 31, 2009. The entire portfolio had an average credit enhancement level of 30 per cent. This level provides significant protection, since it means the bond has to incur a 30 per cent loss, net of recoveries, before Prudential is at risk.

        In Jackson total amounts charged to profits relating to debt securities was £631 million as at December 31, 2009 (2008: £624 million). This was net of recoveries/reversals recognized in the year of £5 million (2008: £3 million).

        In 2009, Jackson's total defaults were less than £1 million (2008: £78 million). In addition, as part of its active management of the book, it incurred net losses of £6 million (2008: £130 million) on the sale of impaired bonds.

        IFRS write downs excluding defaults for 2009 were £630 million compared to £419 million in 2008. Of this amount £509 million (2008: £167 million) was in respect of RMBS securities.

        The impairment process reflects a rigorous review of every single bond and security in its portfolio. The accounting requires Prudential to book full mark to market losses on impaired securities through the income statement. However, it would expect only a proportion of these losses eventually to turn into defaults, and some of the impaired securities to recover in price over time.

        In considering potential future losses for Jackson, it is essential to examine the key components of the debt portfolio. As at December 31, 2009, 93 per cent of Jackson's total debt portfolio of £22.8 billion consisted of investment grade securities and seven per cent were non-investment grade.

        The debt portfolio of Prudential's asset management operations of £1.2 billion as at December 31, 2009 principally comprises £1.1 billion related to Prudential Capital operations. Of this amount, debt securities of £1.1 billion were rated AAA to A- by S&P or Aaa by Moody's.

2. Information regarding the position at March 31, 2010

        On May 17, 2010, Prudential published its first quarter 2010 Interim Management Statement with the UK Listing Authority. This statement included details on credit risk as at March 31, 2010 as follows:

        The Group's total debt portfolio on an IFRS basis is estimated at £102.8 billion at March 31, 2010 excluding holdings attributable to external unit holders of consolidated unit trusts. Of this total, £68.9 billion is in the UK, including £44.5 billion within the UK with-profits fund. Shareholders have limited risk exposure to the with-profits fund as the solvency is protected by the inherited estate. Outside the with-profits fund there is £4.5 billion in unit-linked funds where the shareholder risk is limited, with the remaining £19.9 billion backing the shareholder annuity business and other non-linked business (of which 78.4 per cent is rated AAA to A, 18.8 per cent BBB and 2.8 per cent non-investment grade). No defaults were reported in the first quarter of 2010 for UK shareholder backed business.

        Asia's debt portfolio totals £7.2 billion of which £3.5 billion is invested in unit-linked and with-profits funds with minimal shareholder risk and £3.7 billion held by shareholder backed non-linked business. No defaults were reported in the first quarter of 2010.

        Therefore, the most significant area of exposure to credit risk for the shareholder remains Jackson in the US. Jackson's fixed income portfolio at March 31, 2010 is estimated £25.4 billion. As reported at December 31, 2009 the net unrealized position continues to benefit from the market recovery from the historically wide spreads at the end of 2008. Jackson's net unrealized gains has increased to £0.4 billion at March 31, 2010 from £4 million at the end of December 31, 2009.

Loans

        Of the total Group loans of £8.8 billion as at December 31, 2009, £6.9 billion were held by shareholder-backed operations comprising of £4.5 billion commercial mortgage loans and £2.4 billion of other loans.

        Of this total held by shareholder-backed operations, the Asian insurance operations held £0.4 billion of other loans, the majority of which are commercial loans held by the Malaysian operation that are investment graded by two local rating agencies. The US insurance operations held £4.3 billion of loans, comprising £3.8 billion of commercial mortgage loans, all of which are collateralized by properties, and £0.5 billion of policy loans. The US commercial mortgage loan portfolio does not include any single-family residential mortgage loans and therefore is not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The UK insurance operations held £0.8 billion of loans, the majority of which are mortgage loans collateralized by properties.

        The balance of the total shareholder loans amounts to £1.4 billion and relates to bridging loan finance managed by Prudential Capital. The bridging loan assets generally have no external credit ratings available, with internal ratings prepared by Prudential's asset management operations as part of the risk management process, with the majority being rated BBB+ to BBB-.

Unrealized Credit Losses in the US

1. Information regarding the 2009 results

        Jackson's net unrealized position moved from a loss of £2,897 million as at December 31, 2008 to a net gain of £4 million as at December 31, 2009 as the markets rebounded from the historically wide spreads at the end of 2008. The gross unrealized loss position moved from £3,178 million as at December 31, 2008 to £966 million as at December 31, 2009. Gross unrealized losses on securities priced at less than 80 per cent of face value totaled £594 million as at December 31, 2009 compared to £1.9 billion as at December 31, 2008.

2. Information regarding the position at March 31, 2010

        Prudential's first quarter 2010 Interim Management Statement as mentioned above also included updates on the Jackson's unrealized losses position as at March 31, 2010 as follows. Further information on Jackson's unrealized losses position at March 31, 2010 is also provided in Item 5 in the section headed "IFRS Critical Accounting Policies".

        Gross unrealized losses on securities priced below 80 per cent of book value were £0.5 billion at March 31, 2010 compared to £0.6 billion at the end of December 31, 2009.

        Jackson did not experience any losses on defaults during the first quarter of 2010. Write downs of impaired securities in the first quarter of the year were £35 million, of which £26 million were on Residential Mortgage Backed Securities (RMBS). No write downs were reported on corporate bonds. This compares to total write downs of £152 million for the first quarter 2009. In addition losses of £76 million were incurred in the first quarter of 2010 on sales of impaired and deteriorating bonds (first quarter 2009: £15 million). The increase over first quarter 2009 was the result of Jackson utilizing opportunities to continue de-risk the portfolio.

(c) Insurance risk

        The processes of determining the price of products and reporting the results of long-term business operations require Prudential to make a number of assumptions. In common with other industry players, the profitability of Prudential's businesses depends on a mix of factors including mortality and morbidity trends, persistency, investment performance, unit cost of administration and new business acquisition expenses. Almost all of Prudential's longevity risk arises in the UK, where this is managed as a key risk and where Prudential conducts rigorous research using data from its substantial annuitant portfolio. In other parts of the world, longevity risk is a very minor part of the risk profile. Prudential's persistency assumptions reflect recent experience for each relevant line of business, and any expectations of future persistency. Where appropriate, allowance is also made for the relationship—either assumed or historically observed—between persistency and investment returns and for the resulting additional risk.

(d) Liquidity risk

        The holding company has significant internal sources of liquidity which are sufficient to meet all of its expected requirements for the foreseeable future without having to make use of external funding. In aggregate Prudential had £2.1 billion of undrawn committed facilities as at March 31, 2010, of which, in February 2009, it renewed £1.4 billion of the undrawn syndicated committed banking facility for a further three years. Prudential also has two £100 million undrawn bilateral committed banking facilities expiring in 2011 and 2012, with the balance being an annually renewable £500 million committed securities lending facility. In addition Prudential has access to liquidity via the debt capital markets, which was demonstrated most recently through the two hybrid instruments, £400 million of Lower Tier 2 debt issued in May 2009 and US$750 million (approximately £455 million) of Innovative Tier 1 debt issued in July 2009, and a £250 million senior three-year MTN issued in January 2010. Liquidity is also assessed at business unit level under base case and stressed assumptions. The liquidity resources available have been assessed to be sufficient under both sets of assumptions.

Non-financial Risk

        Prudential is exposed to operational, business environment and strategic risk in the course of running its businesses. It processes a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory, including tax, regimes. It also has a significant number of third-party relationships that are important to the distribution and processing of its products, both as market counterparties and as business partners.

        Prudential uses the qualitative and quantitative analysis of operational risk exposures material to Prudential to support business decisions, to inform overall levels of capital held and to assess the adequacy of the corporate insurance program.

Capital Management

Regulatory capital (IGD)

        Prudential is subject to the capital adequacy requirements of the EU Insurance Groups Directive (IGD) as implemented by the FSA in the UK. The IGD capital adequacy requirements involve aggregating surplus capital held in Prudential's regulated subsidiaries, from which group borrowings, except those subordinated debt issues that qualify as capital, are deducted. No credit for the benefit of diversification is permitted under this approach.

        Prudential's position has been further strengthened during 2009, driven by its prudent but proactive risk management. Its IGD capital surplus was £3.4 billion as at December 31, 2009 (before allowing for the 2009 final dividend) giving solvency ratio of 283 per cent. This compared to a surplus as at December 31, 2008 (before allowing for the 2008 final dividend) of £1.5 billion(1) and a solvency ratio of 152 per cent. The positive movement of £1.9 billion during 2009 mainly comprised:

(1)
Source: Audited annual regulatory return under Insurance Groups Directive (Form 95)

•
Net capital generation mainly through operating earnings (in-force releases less investment in new business) of £1.1 billion;

•
The impact of the sale of the agency distribution business in Taiwan of £0.8 billion;

•
Hybrid debt issues in May and July 2009, totaling £0.9 billion;

•
Additional recognition of £0.4 billion of surplus in respect of part of the shareholders' interest in the future transfers from the PAC with-profit fund, recognition of £0.2 billion of future profits in the UK and Hong Kong and other intra-group capital efficiencies of £0.3 billion;

        Offset by:

  •
  Final 2008 dividends, net of scrip, of £0.2 billion and interim 2009 dividends, net of scrip, of £0.1 billion;

  •
  External financing costs and other central costs of £0.6 billion;

  •
  Credit-related impairments and default losses in the US of £0.4 billion;

  •
  Impacts arising from regulatory changes of £0.2 billion;

  •
  Foreign exchange movements of £0.3 billion.

        Prudential has strengthened its IGD capital position in challenging markets. It continues to have further options available to it to manage available and required capital. These could take the form of either increasing available capital (for example, through financial reinsurance or debt issuance) or reducing required capital (for example, through the level and the mix of new business, notably by maintaining pricing discipline and through the use of other risk mitigation strategies such as hedging and reinsurance).

        In addition to this strong capital position, the total credit reserve for the UK shareholder annuity funds, which protects Prudential's capital position in excess of the IGD surplus, has been strengthened to £1.6 billion as at December 31, 2009 (from £1.5 billion at September 30, 2009). This reserve is equivalent to 71 bps per annum over the lifetime of the assets.

        During the severe equity market conditions experienced in the first quarter of 2009 Prudential entered into exceptional overlay short-dated hedging contracts to protect against potential tail-events on the IGD capital position, in addition to the regular operational hedging programs. The hedge contracts have expired and not been renewed.

Stress testing

        As at December 31, 2009, the impact of an instantaneous 20 per cent fall in equity markets levels (which is equivalent to the worst historic daily fall in the S&P index), would reduce IGD surplus by £150 million. Were equity markets to fall by more than 20 per cent, Prudential believes that this would not be an instantaneous fall but rather this would be expected to occur over a period during which it would be able to put into place mitigating management actions. For example, Prudential has estimated that the impact (net of mitigating management actions) of an additional 20 per cent fall in equity markets over a four-week period following an instantaneous 20 per cent fall would be an estimated reduction in the IGD surplus of a further £350 million.

        In summary, the findings of Prudential's stress testing and sensitivity analysis, which are part of the continual process of assessing the resilience of Prudential's IGD capital position to withstand significant further deterioration in market conditions include:

  •
  An instantaneous 20 per cent fall in equity markets from December 31, 2009 levels would reduce IGD surplus by £150 million.

  •
  A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period) would reduce the IGD surplus by £500 million.

  •
  A 150 bps reduction (subject to a floor of zero) in interest rates from December 31, 2009 would reduce the IGD surplus by £400 million.

  •
  Credit defaults of 10 times the expected level would have an impact of £550 million in excess of the annual reserve release.

        Prudential believes that the results of these stress tests, together with its strong underlying earnings capacity, its established hedging programs and its additional areas of financial flexibility, demonstrate that it is in a position to withstand possible significant further deterioration in market conditions.

        Prudential also uses an economic capital assessment to monitor its capital requirements across the group, allowing for realistic diversification benefits, and continues to maintain a strong position. This assessment provides valuable insights into its risk profile.

Information regarding the capital position at March 31, 2010

        On May 17, 2010, Prudential published its first quarter 2010 Interim Management Statement with the UK listing Authority. This statement included details on the capital position as at March 31, 2010 as follows:

        Prudential's capital position remains strong. Prudential has continued to place emphasis on maintaining the Group's financial strength through optimizing the balance between writing profitable new business, conserving capital and generating cash. The Group's IGD capital surplus was estimated at £3.4 billion at March 31, 2010 (before taking into account the 2009 final dividend of £0.3 billion), covering its capital requirements 2.7 times. This compared to £3.4 billion at the end of 2009 and £2.3 billion at the end of the first quarter of 2009 (before taking into account the 2008 final dividend of £0.3 billion).

        The IGD capital surplus at March 31, 2010 was unchanged since the end of 2009. This primarily reflected a positive contribution from the underlying earnings, offset by inadmissible assets arising on the purchase of UOB's life insurance subsidiary in Singapore of £0.2 million and the impact of costs incurred to the end of March 2010 in relation to the proposed AIA acquisition and its financing. On June 2, 2010, Prudential announced that its agreement with AIG for the combination of Prudential and AIA had been terminated. See note I11 to the consolidated financial statements in Item 18 for further details.

        As at March 31, stress testing of the IGD capital position to various events had the following results:

  •
  An instantaneous 20 per cent fall in equity markets from March 31, 2010 levels would reduce the IGD surplus by £250 million;

  •
  A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four week period) would reduce the IGD surplus by £650 million;

  •
  A 150bps reduction (subject to a floor of zero) in interest rates would reduce IGD surplus by £350 million;

  •
  Credit defaults of ten times the expected level would reduce IGD surplus by £600 million.

        In addition to the Group's strong capital position, on a statutory (Pillar 1) basis the credit reserve for the UK shareholder annuity funds also protects the Group's capital position in excess of the IGD surplus. This credit reserve as at March 31, 2010 was £1.6 billion. This represented 44 per cent of the portfolio spread over SWAPs, compared to 41 per cent at December 31, 2010, and 31 per cent as at June 30, 2009.

Solvency II

        The EU is developing a new solvency framework for insurance companies, referred to as "Solvency II". The Solvency II Directive, which sets out the new solvency framework for insurers in the European Union, was formally approved by the Economic and Financial Affairs Council in November 2009. The new approach is based on the concept of three pillars—minimum capital requirements, supervisory review of firms' assessments of risk, and enhanced disclosure requirements.

        Specifically, Pillar 1 covers the quantitative requirements around own funds, valuation rules for assets and liabilities and capital requirements. Pillar 2 provides the qualitative requirements for risk management, governance and controls, including the requirement for insurers to submit an Own Risk and Solvency Assessment ("ORSA") which will be used by the Regulator as part of the supervisory review process. Pillar 3 deals with the enhanced requirements for supervisory reporting and public disclosure.

        A key aspect of Solvency II is that the assessment of risks and capital requirements will be aligned more closely with economic capital methodologies. Companies may be allowed to make use of internal economic capital models if approved by the local regulator.

        The European Commission has already initiated the process of developing the detailed rules that complement the high-level principles in the Directive, referred to as "implementing measures". These are subject to a consultation process that is not expected to be finalized until late 2011.

        In particular, the Committee of European Insurance and Occupational Pensions Supervisors ("CEIOPS") published a number of consultation papers in 2009 covering advice to the European Commission on the implementing measures but there remains significant uncertainty regarding the outcome from this process. Prudential is actively participating in shaping the outcome through its involvement in industry bodies and trade associations, including the Chief Risk Officer and Chief Financial Officer Fora, together with the Association of British Insurers ("ABI") and the Comité Européen des Assurances ("CEA").

        Many of the issues being actively debated have received considerable focus both within the industry and from national bodies.

        Having assessed the high-level requirements of Solvency II, an implementation program was initiated with dedicated teams to manage the required work across Prudential. The activity of the local Solvency II teams is being coordinated by Group Head Office to achieve consistency in the understanding and application of the requirements.

        Prudential is progressing its implementation plans further and remaining in regular contact with the FSA as it prepares for the initial stage of the approval process for the internal model.

Capital allocation

        Prudential's approach to capital allocation takes into account a range of factors, especially risk-adjusted returns on capital, the impact of alternative capital measurement bases (accounting, regulatory, economic and ratings agency assessments), tax efficiency, and wider strategic objectives.

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

        Capital performance metrics are based on economic capital, which provides a view of the Prudential's capital requirements across the group, allowing for realistic diversification benefits. Economic capital also provides valuable insights into the Prudential's risk profile and is used both for risk measurement and capital management.

Risk mitigation and hedging

        Prudential manages its actual risk profile against its tolerance of risk. To do this, it maintains risk registers that include details of the risks it has identified and of the controls and mitigating actions it employs in managing them. Any mitigation strategies involving large transactions—such as a material derivative transaction—are subject to review at group level before implementation.

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

Risk Governance

        Organization:    Prudential's risk governance framework requires that all of Prudential's business and functions establish processes for identifying, evaluating and managing the key risks faced by Prudential. The framework is based on the concept of "three lines of defence": risk management, risk oversight and independent assurance.

        Risk management:    The primary responsibility for strategy, performance management and risk control lies with the Board, the Group Chief Executive and the chief executives of each business unit.

        Risk oversight:    Risk exposures are monitored and reviewed by group-level risk committees, chaired by the Group Chief Risk Officer or the Chief Financial Officer:

  •
  Group Executive Risk Committee:  Meets monthly to oversee Prudential's risk exposures (market, credit, liquidity, insurance and operational risks) and monitor capital.

  •
  Balance Sheet and Capital Management Committee:  Meets monthly to monitor Prudential's liquidity and oversee the activities of the Prudential Capital business unit.

  •
  Group Operational Risk Committee:  Reports to the Group Executive Risk Committee and meets quarterly to oversee the Group's non-financial risk (operational, business environment and strategic risks) exposures.

  •
  The committees' oversight is supported by the Group Chief Risk Officer, with functional oversight provided by:

  •
  Group Security: Develop and deliver appropriate security measures to protect Prudential's staff, physical assets and intellectual property.

  •
  Group Compliance: Verify compliance with regulatory standards and inform Prudential's senior management and the Board on key regulatory issues affecting Prudential.

  •
  Group Risk: Establish and embed a capital management and risk oversight framework and culture consistent with Prudential's risk appetite that protects and enhances the Group's embedded and franchise value.

        Independent assurance:    The Group Audit Committee, supported by group-wide Internal Audit, provides independent assurance and oversight of the effectiveness of Prudential's system of internal control and risk management.

Principles and objectives

        Risk is defined as the uncertainty that Prudential faces in successfully implementing its strategies and objectives. This includes all internal or external events, acts or omissions that have the potential to threaten the success and survival of Prudential.

        The control procedures and systems established within Prudential are designed to manage, rather than eliminate, the risk of failure to meet business objectives. They can only provide reasonable and not absolute assurance against material misstatement or loss, and focus on aligning the levels of risk-taking with the achievement of business objectives. Material risks will only be retained where this is consistent with Prudential's risk appetite framework, i.e.:

  •
  The retention of the risk contributes to value creation;

  •
  Prudential is able to withstand the impact of an adverse outcome; and

  •
  Prudential has the necessary capabilities, expertise, processes and controls to manage the risk.

        Prudential has the following five objectives for risk and capital management:

  •
  Framework: Design, implement and maintain a capital management and risk oversight framework consistent with the Group's risk appetite and Risk-Adjusted Profitability ("RAP") model.

  •
  Monitoring: Establish a "no surprises" risk management culture by identifying the risk landscape, assessing and monitoring risk exposures and understanding change drivers.

  •
  Control: Implement risk mitigation strategies and remedial actions where exposures are deemed inappropriate and manage the response to extreme events.

  •
  Communication: Communicate the Group risk, capital and profitability position to internal and external stakeholders and rating agencies.

  •
  Culture: Foster a risk management culture, providing quality assurance and facilitating the sharing of best practice risk measurement and management across the group and industry.

Reporting

        The Group Executive Committee and the Board are provided with regular updates on Prudential's economic capital position, overall position against risk limits and RAP. They also receive the annual financial condition reports prepared by Prudential's insurance operations.

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

        Internal business unit routine reporting requirements vary according to the nature of the business. Each business unit is responsible for ensuring that its risk reporting framework meets both the needs of the business unit (for example reporting to the business unit risk and audit committees) and the minimum standards set by Prudential (for example, to meet group-level reporting requirements).

        Business units review their risks as part of the annual preparation of their business plans, and review opportunities and risks against business objectives regularly with Group Head Office. Group Risk reviews, and reports to Group Head Office, on the impact of large transactions or divergences from the business plan.

Investments

General

        The overall financial strength of Prudential and the results, both current and future, of the insurance business are in part dependent upon the quality and performance of the various investment portfolios in the United Kingdom, the United States and Asia.

Prudential's Total Investments

        The following table shows Prudential's insurance and non-insurance investments at December 31, 2009. In addition, at December 31, 2009 Prudential had £80.9 billion of external mutual funds under management. Assets held to cover linked liabilities relate to unit-linked and variable annuity products.

In this table, investments are valued as set out in note A4 to the consolidated financial statements in Item 18.

	At December 31, 2009
	UK Insurance	US Insurance	Asia Insurance	Total Insurance	Asset Mgmt(a)	Other	Total	Less: assets to cover linked liabilities and external unit holders(b)	Group excluding assets to cover linked liabilities and external unit holders
	(£ million)
Investment properties	10,861	33	11	10,905	—	—	10,905	(884)	10,021
Investments accounted for using the equity method	4	—	2	6	—	—	6	—	6
Financial investments:
Loans	1,815	4,319	1,207	7,341	1,413	—	8,754	(27)	8,727
Equity securities	37,051	20,984	11,182	69,217	137	—	69,354	(35,517)	33,837
Debt securities	67,772	22,831	9,984	100,587	1,164	—	101,751	(13,364)	88,387
Other investments	3,630	955	258	4,843	113	176	5,132	(116)	5,016
Deposits	11,557	454	746	12,757	63	—	12,820	(929)	11,891

Total financial investments	121,825	49,543	23,377	194,745	2,890	176	197,811	(49,953)	147,858

Total investments	132,690	49,576	23,390	205,656	2,890	176	208,722	(50,837)	157,885

(a)
Investments held by asset management operations are further split in note E2 to the consolidated financial statements in Item 18.

(b)
Assets to cover external unit holders relate to assets attributable to unit holders of consolidated unit trusts and similar funds for which an equivalent liability is held in the balance sheet. Prudential's interest in these trusts and similar funds are included in equity securities within the column 'Group excluding assets to cover linked liabilities and external unit holders'. This differs from the Group accounts where the funds are consolidated in full with the underlying investments held by the funds being shown in the Prudential balance sheet.

        The disclosure below has been provided on a consistent basis as that included in previous Form 20-F submissions, with analysis focusing on the investments attributable to shareholders and consequently excluding those held to cover linked liabilities or attributable to unit holders of consolidated unit trusts and similar funds.

        In addition to the detail provided below further analysis is included in the consolidated financial statements, in accordance with IFRS 7 "Financial Instruments: Disclosures". The further analysis is included in notes D2(i), D3(i), D4(i), E2, G1 and G2 to Prudential's consolidated financial statements in Item 18.

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

	Year Ended December 31,
	2009		2008		2007
	Yield	Amount	Yield	Amount	Yield	Amount
		(£ million)		(£ million)		(£ million)
Investment properties
Net investment income	6.6%	700	5.6%	676	4.9%	611
Net realized investment (losses) gains	(0.6)%	(63)	(0.4)%	(51)	1.2%	147
Net unrealized investment (losses) gains	(0.7)%	(76)	(28.2)%	(3,372)	(5.8)%	(723)

Ending assets		10,021		11,282		12,658

Investments accounted for using the equity method
Net investment income	0%	0	0%	0	0%	0
Net realized investment gains	0%	0	0%	0	0%	0
Net unrealized investment gains	0%	0	0%	0	0%	0

Ending assets		6		10		12

Loans
Net investment income	4.8%	461	6.0%	549	6.4%	425
Net realized investment (losses) gains	(1.1)%	(105)	2.3%	210	0.7%	47
Net unrealized investment gains	0%	0	0%	0	0%	0

Ending assets		8,727		10,378		7,887

Equity securities
Net investment income	3.9%	1,373	3.8%	1,731	4.5%	2,388
Net realized investment gains	5.5%	1,905	4.5%	2,014	8.7%	4,633
Net unrealized investment gains (losses)	14.8%	5,165	(39.7)%	(17,897)	(3.0)%	(1,589)

Ending assets		33,837		35,821		54,452

Debt securities
Net investment income	6.9%	5,939	1.3%	1,071	5.9%	4,335
Net realized investment losses	(0.7)%	(572)	(0.7)%	(573)	(0)%	(18)
Net unrealized investment gains (losses)	3.9%	3,380	(2.9)%	(2,348)	(1.5)%	(1,129)

Ending assets		88,387		84,929		75,114

Other investments
Net investment income	0.6%	32	3.0%	155	2.5%	119
Net realized investment (losses) gains	(9.7)%	(541)	(33.6)%	(1,745)	6.4%	306
Net unrealized investment (losses) gains	(0.4)%	(23)	(34.8)%	(1,805)	14.4%	687

Ending assets		5,016		6,097		4,275

Deposits
Net investment income	0.7%	64	8.4%	534	5.5%	365
Net realized investment gains	0%	0	0%	0	0%	0
Net unrealized investment gains	0%	0	0%	0	0%	0

Ending assets		11,891		6,391		6,353

Total
Net investment income	5.5%	8,569	3.0%	4,716	5.2%	8,243
Net realized investment gains (losses)	0.4%	624	(0.1)%	(145)	3.3%	5,115
Net unrealized investment gains (losses)	5.4%	8,446	(16.1)%	(25,422)	(1.8)%	(2,754)

Ending assets		157,885		154,908		160,751

Prudential's Insurance Investment Strategy and Objectives

        Prudential's insurance investments support a range of businesses operating in many geographic areas. Each of the operations formulates a strategy based on the nature of its underlying liabilities, its level of capital and its local regulatory requirements.

Internal funds under management

        Prudential manages 86 per cent of its group funds principally through its fund management businesses, M&G in the United Kingdom, PPM America in the United States and Prudential Asset Management in Asia. The remaining 14 per cent of the Group's funds mainly relate to assets held to back unit-linked, unit trust and variable annuity liabilities.

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

Investments

        The following table summarizes the total investments of the UK insurance business at December 31, 2009.

	At December 31, 2009
	SAIF	PAC	Other	Total	Less: assets to cover linked liabilities and external unit holders(a)	Total excluding assets to cover linked liabilities and external unit holders
	(£ million)
Investment properties	710	8,049	2,102	10,861	(884)	9,977
Investment accounted for using the equity method	—	—	4	4	—	4
Financial investments:
Loans	138	968	709	1,815	—	1,815
Equity securities	2,994	23,277	10,780	37,051	(11,248)	25,803
Debt securities	4,797	37,542	25,433	67,772	(6,861)	60,911
Other investments	340	3,035	255	3,630	(72)	3,558
Deposits	869	8,755	1,933	11,557	(550)	11,007

Total financial investments	9,138	73,577	39,110	121,825	(18,731)	103,094

Total investments	9,848	81,626	41,216	132,690	(19,615)	113,075

(a)
Please refer to the notes in the total Group investments table.

        The following table shows additional analysis of the investments relating to Prudential's UK insurance business, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, at December 31, 2009. The "Other" column includes investments relating to solvency capital of unit-linked funds and investments relating to non-life long-term business.

	At December 31, 2009
	With- Profits	PRIL	SAIF	Other	Total	Total %
	(£ million)
Investment properties	7,975	968	710	324	9,977	8.8
Investments accounted for using the equity method	—	—	—	4	4	—
Financial investments:
Loans:
Mortgage loans	145	37	—	666	848
Policy loans	15	—	9	—	24
Other loans	808	6	129	—	943

Total loans and receivables	968	43	138	666	1,815	1.6

Equity securities:
United Kingdom:
Listed	14,121	3	1,805	77	16,006
Unlisted	323	—	45	—	368

Total United Kingdom	14,444	3	1,850	77	16,374	14.5

International:
United States	1,482	—	195	—	1,677
Europe (excluding the United Kingdom)	2,807	—	392	—	3,199
Japan	680	—	99	—	779
Pacific (excluding Japan)	1,741	—	253	5	1,999
Other	1,569	—	206	—	1,775

Total international	8,279	—	1,145	5	9,429	8.3

Total equity securities	22,723	3	2,995	82	25,803	22.8

Debt securities:
UK government	2,364	1,424	205	415	4,408
US government	529	—	1	4	534
Other	34,174	15,210	4,591	1,994	55,969

Total debt securities	37,067	16,634	4,797	2,413	60,911	53.9

Other investments:
Participation in investment pools	1,590	—	223	—	1,813
Other financial investments	850	—	—	—	850
Derivative assets	590	174	117	14	895

Total other investments	3,030	174	340	14	3,558	3.2

Deposits	8,755	586	868	798	11,007	9.7

Total investments	80,518	18,408	9,848	4,301	113,075	100.0

Equity Securities

        Prudential's UK insurance operations, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, had £25,803 million invested in equities at December 31, 2009. Most of these equities support Prudential Assurance's with-profits fund and the SAIF fund, both of which are managed using the same general investment strategy.

        The following table shows the geographic spread of this equity portfolio by market value in accordance with the policies described in note A4 to the consolidated financial statements in Item 18.

	At December 31, 2009
	Market Value
	(£ million)	(%)
United Kingdom	16,374	63.5
United States	1,677	6.5
Europe (excluding United Kingdom)	3,199	12.4
Japan	779	3.0
Pacific (excluding Japan)	1,999	7.7
Other	1,775	6.9

Total	25,803	100.0

        The UK equity holdings are well diversified and broadly mirror the FTSE All-Share share index. Prudential held equities in 463 UK companies at December 31, 2009. The ten largest holdings in UK equities at December 31, 2009 amounted to £6,731 million, accounting for 41.1 per cent of the total UK equity holdings of £16,374 million supporting the UK insurance operations. The following table shows the market value of the ten largest holdings in UK equities at December 31, 2009.

	At December 31, 2009
	Market Value
	(£ million)	(%)
BP	1,109	6.8
HSBC Holdings	1,007	6.1
Vodafone Group	807	4.9
GlaxoSmithKline	749	4.6
Royal Dutch Shell	681	4.2
British American Tobacco	544	3.3
Rio Tinto	705	4.3
Tesco	376	2.3
Astrazeneca	396	2.4
BHP Billiton	357	2.2

Total	6,731	41.1

        A wide variety of industry sectors are represented in Prudential's equity portfolio. At December 31, 2009, within the £16,374 million in UK equities supporting the UK insurance operations, Prudential had £10,341 million, or 63.2 per cent of the holdings, invested in ten industries. The following table shows the primary industry concentrations based on market value of the portfolio of UK equities relating to the UK insurance business at December 31, 2009.

	At December 31, 2009
	Market Value
	(£ million)	(%)
Oil and Gas Producers	2,324	14.2
Mining	1,546	9.4
Banks	1,527	9.3
Pharmaceuticals and Biotech	1,225	7.5
Tobacco	853	5.2
Mobile Telecommunications	808	4.9
Travel & Leisure	628	3.8
Aerospace and defense	507	3.2
Gas, Water & Multi Utilities	482	2.9
Support Services	441	2.8

Total	10,341	63.2

Debt Securities

        At December 31, 2009, of the debt securities held by the UK insurance operations, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, 91.9 per cent were issued by corporations and overseas governments other than the US, 7.2 per cent were issued or guaranteed by the UK government and 0.9 per cent were issued or guaranteed by the US government. These guarantees relate only to payment and, accordingly, do not provide protection against fluctuations in market price that may occur during the term of the fixed income securities.

        The following table shows the market value of the debt securities portfolio by maturity at December 31, 2009, in accordance with the policies described in note A4 to the consolidated financial statements in Item 18.

	At December 31, 2009
	Market Value
	(£ million)	(%)
Securities maturing:
Within one year	1,263	2.1
Over one year and up to five years	8,986	14.8
Over five years and up to ten years	14,253	23.4
Over ten years and up to fifteen years	8,926	14.7
Over fifteen years	27,483	45.0

Total debt securities	60,911	100.0

        The following table shows debt securities by rating:

	At December 31, 2009
	Market Value
	(£ million)	(%)
S&P—AAA	13,628	22.4
S&P—AA+ to AA-	5,651	9.3
S&P—A+ to A-	17,785	29.2
S&P—BBB+ to BBB-	11,189	18.4
S&P—Other	2,165	3.5

	50,418	82.8

Moody's—Aaa	459	0.8
Moody's—Aa1 to Aa3	275	0.4
Moody's—A1 to A3	800	1.3
Moody's—Baa1 to Baa3	815	1.3
Moody's—Other	339	0.6

	2,688	4.4

Fitch	1,022	1.7
Other	6,783	11.1

Total debt securities	60,911	100.0

Real Estate

        At December 31, 2009, Prudential's UK insurance operations, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, had £9,977 million of investments in real estate. The following table shows the real estate portfolio by type of investment. The real estate investments are shown at market value in accordance with the policies described in note A4 to the consolidated financial statements in Item 18.

	At December 31, 2009
	Market Value
	(£ million)	(%)
Office buildings	4,427	44.4
Shopping centers/commercial	3,540	35.5
Retail warehouses/industrial	1,472	14.8
Development	20	0.2
Other	518	5.1

Total	9,977	100.0

        Approximately 41.4 per cent of the UK held real estate investment is located in London and Southeast England (Buckinghamshire, Berkshire, East and West Sussex, Hampshire, Isle of Wight, Kent, Oxfordshire and Surrey) with 39.2 per cent located throughout the rest of the UK and the remaining 19.4 per cent located overseas.

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

Investments

        The following table shows total investments relating to the US insurance operations at December 31, 2009.

	At December 31, 2009
	Variable annuity separate account assets	Fixed annuity, GIC and other business	Total
	(£ million)
Investment properties	—	33	33
Financial investments:
Loans	—	4,319	4,319
Equity securities	20,639	345	20,984
Debt securities	—	22,831	22,831
Other investments	—	955	955
Deposits	—	454	454

Total financial investments	20,639	28,904	49,543

Total investments	20,639	28,937	49,576

        The following table further analyzes the insurance investments of the US insurance operations, excluding the separate account investments supporting the variable annuity business, at December 31, 2009.

	December 31, 2009
	(£ million)	(%)
Non-institutional
Investment properties	33	0.1
Loans	3,916	13.5
Equity securities	270	0.9
Corporate securities	14,881	51.4
Residential mortgage-backed securities	3,072	10.7
Commercial mortgage-backed securities	1,805	6.2
Other debt securities	862	3.0

Total debt securities	20,620	71.3

Other investments	955	3.3
Deposits	454	1.6

Total non-institutional	26,248	90.7

Institutional
Investment properties	—	—
Loans	403	1.4
Equity securities	75	0.3
Corporate securities	1,574	5.5
Residential mortgage-backed securities	244	0.8
Commercial mortgage-backed securities	299	1.0
Other debt securities	94	0.3

Total debt securities	2,211	7.6

Other investments	—	—
Deposits	—	—

Total institutional	2,689	9.3

Total
Investment properties	33	0.1
Loans	4,319	14.9
Equity securities	345	1.2
Corporate securities	16,455	56.9
Residential mortgage-backed securities	3,316	11.5
Commercial mortgage-backed securities	2,104	7.2
Other debt securities	956	3.3

Total debt securities	22,831	78.9

Other investments	955	3.3
Deposits	454	1.6

Total	28,937	100.0

        Under IFRS, debt securities are shown at fair value and loans are at amortized cost. Equity securities and investment properties are shown at fair value. The fair value of unlisted securities is estimated by Jackson using independent pricing services or analytically determined values.

Debt Securities

Corporate Securities

        At December 31, 2009, the US insurance operations had £16,455 million of corporate securities representing 56.9 per cent of US insurance operations total investments excluding separate account investments. Of the £16,455 million, £13,338 million consisted of debt securities that are publicly traded or trade under Rule 144A under the Securities Act of 1933, as amended ("Rule 144A") and £3,117 million consisted of investments in non-Rule 144A privately placed fixed income securities.

        For statutory reporting in the United States, debt securities are classified into six quality categories specified by the Securities Valuation Office of the National Association of Insurance Commissioners ("NAIC"). The categories range from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated Classes 1-5. Securities in or near default are designated as Class 6. Securities designated as Class 3, 4, 5 and 6 are non-investment grade securities. Generally, securities rated AAA to A by nationally recognized statistical ratings organizations are Class 1, BBB are Class 2, BB are Class 3 and B and below are Classes 4 through 6. If a designation is not currently available from the NAIC, Jackson's investment adviser, PPM America, provided the designation for the purposes of the disclosure contained herein.

        The following table shows the credit quality of the portfolio of publicly traded and Rule 144A fixed income securities at December 31, 2009.

	At December 31, 2009
	Book Value
	(£ million)	(%)
NAIC Class Designation
1	5,067	38.0
2	7,508	56.3
3	598	4.5
4	122	0.9
5	40	0.3
6	3	—

Total	13,338	100.0

        The following table shows the credit quality of the non-Rule 144A private placement portfolio at December 31, 2009.

	At December 31, 2009
	Book Value
	(£ million)	(%)
NAIC Class Designation
1	1,084	34.8
2	1,792	57.5
3	162	5.2
4	54	1.7
5	20	0.6
6	5	0.2

Total	3,117	100.0

Residential Mortgage-Backed Securities

        At December 31, 2009, the US insurance operations had £3,316 million of residential mortgage-backed securities, representing 11.5 per cent of US insurance operations total investments, excluding separate account investments. At December 31, 2009, 73.9 per cent of this total were rated AAA. (Standard & Poor's ratings have been used where available and for securities where Standard & Poor's ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative).

        The primary investment risk associated with residential mortgage-backed securities is that a change in the interest rate environment or other economic conditions could cause payment of the underlying obligations to be made slower or quicker than was anticipated at the time of their purchase. If interest rates decline, then this risk is called "pre-payment risk" and the underlying obligations will generally be repaid quicker when the yields on reinvestment alternatives are lower. Alternatively, if interest rates rise, the risk is called "extension risk" and the underlying obligations will generally be repaid slower when reinvestment alternatives offer higher returns. Residential mortgage-backed securities offer additional yield to compensate for these risks. The US Operations can manage pre-payment risk, in part, by reducing crediting rates on its products.

Commercial Mortgage-Backed Securities

        At December 31, 2009, the US insurance operations had £2,104 million of commercial mortgage-backed securities, representing 7.2 per cent of US insurance operations total investments, excluding separate account investments. 46.0 per cent of this total were rated AAA (Standard & Poor's ratings have been used where available and for securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative). Due to the structures of the underlying commercial mortgages, these securities do not present the same pre-payment or extension risk as residential mortgage-backed securities.

Other Debt Securities

        At December 31, 2009, the US insurance operations had £956 million of other debt securities, representing 3.3 per cent of US insurance operations total investments, excluding separate account investments.

Loans

        At December 31, 2009, loans totaled £4,319 million, representing 14.9 per cent of US insurance operations total investments, excluding separate account investments. Of the total, £3,774 million related to commercial mortgage loans, £530 million to policy loans and £15 million to other loans.

Commercial Mortgage Loans

        At December 31, 2009, commercial mortgage loans represented 13.0 per cent of US insurance operations total investments, excluding separate account investments. This total included 595 first mortgage loans with an average loan balance of approximately £6.3 million, collateralized by properties located in the United States.

        Jackson has addressed the risk of these investments by building a portfolio that is diverse both in geographic distribution and property type, emphasizing five main institutional property types: multi-family residential, retail, suburban office, industrial and hotel.

        As at December 31, 2009, approximately 31.8 per cent of the portfolio was industrial, 17.8 per cent multi-family residential, 20.5 per cent suburban office, 19.5 per cent retail, 9.5 per cent hotel and 0.9 per cent other. Approximately 14 per cent of the portfolio is collateralized by properties in California, 10.3 per cent by properties in Texas and 7.9 per cent by properties in Illinois. No other state represents more than six per cent.

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

Policy Loans

        Policy loans represented 1.8 per cent of US insurance operations total investments, excluding separate account investments at December 31, 2009. Policy loans are fully secured by individual life insurance policies or annuity policies and are contractual arrangements made under the policy.

Equity Securities

        Equity securities supporting US insurance operations, excluding separate account investments, totaled £345 million at December 31, 2009.

Other

        Other financial investments of £955 million, representing 3.3 per cent of US insurance operations total investments, excluding separate account investments at December 31, 2009, were made up of £436 million of limited partnership interests and derivative assets of £519 million.

        The largest investment in the limited partnerships category is a £68 million interest in the PPM America Private Equity Fund. The remainder of this category consists of diversified investments in 159 other partnerships managed by independent money managers that generally invest in various equity and fixed income loans and securities.

Investments Relating to Asian Insurance Business

        Prudential's Asian insurance operations' investments, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, largely support the business of Prudential's Singapore, Hong Kong, Malaysia, and Japan operations.

        The following table shows Prudential Corporation Asia's investments at December 31, 2009. In this table, investments are valued in accordance with the policies described in note A4 to the consolidated financial statements in Item 18.

	At December 31, 2009
	With- profits business	Unit- linked assets	Other	Total	Less: assets to cover linked liabilities and external unit holders(a)	Total excluding assets to cover linked liabilities and external unit holders	%
	(£ million)
Investment properties			11	11	—	11	0.1
Investments accounted for using the equity method	—	—	2	2	—	2	—
Financial investments:
Loans	781	27	399	1,207	(27)	1,180	9.2
Equity securities	3,691	7,224	267	11,182	(3,630)	7,552	59.0
Debt securities	4,988	2,462	2,534	9,984	(6,503)	3,481	27.2
Other investments	73	44	141	258	(44)	214	1.7
Deposits	14	196	536	746	(379)	367	2.8

Total financial investments	9,547	9,953	3,877	23,377	(10,583)	12,794	99.9

Total investments	9,547	9,953	3,890	23,390	(10,583)	12,807	100

(a)
Please refer to notes in the total Group investments table.

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

Debt Securities

        The following table shows rating categorization of the debt security investments of Prudential Corporation Asia's long-term insurance fund, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, at December 31, 2009.

	At December 31, 2009
	Market Value
	(£ million)	(%)
S&P—AAA	904	26.0
S&P—AA+ to AA-	632	18.2
S&P—A+ to A-	303	8.7
S&P—BBB+ to BBB-	115	3.3
S&P—Other	596	17.1

	2,550	73.3

Moody's—Aaa	51	1.5
Moody's—Aa1 to Aa3	303	8.7
Moody's—A1 to A3	16	0.5
Moody's—Baa1 to Baa3	8	0.2
Moody's—Other	15	0.4

	393	11.3

Fitch	—	—
Other	538	15.4

Total debt securities	3,481	100.0

Equity Securities

        The following table shows a geographic analysis of equity security investments of Prudential Corporation Asia's long-term insurance fund, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, at December 31, 2009.

	At December 31, 2009
	Market Value
	(£ million)	(%)
Hong Kong	4,123	54.6
Singapore	3,224	42.7
Taiwan	47	0.6
Vietnam	26	0.3
Malaysia	126	1.7
Other	6	0.1

Total	7,552	100.0

Description of Property—Corporate Property

        As at December 31, 2009, Prudential's UK headquartered businesses occupied approximately 35 properties in the United Kingdom, Europe, India, South Africa and Namibia. These properties are primarily offices with some ancillary storage and warehouse facilities. Prudential's global headquarters are located in London. Of the remainder, the most significant are offices in London and Reading in England, Stirling in Scotland and Mumbai in India. The property in Stirling is held on a freehold basis, and is leased by the business from PAC's long-term fund. The rest of the properties occupied by

Prudential's UK based businesses, in the UK, India, South Africa and Namibia, are held leasehold. In Europe, five of the properties are occupied leasehold and the rest (three) are short term serviced offices. The leasehold properties range in size from 500 to 160,000 square feet. Overall, the UK, Europe, Mumbai, South Africa and Namibia occupied property portfolio totals approximately 650,000 square feet.

        In addition to these properties, Prudential owns the freehold of a sports facility in Reading for the benefit of staff.

        Prudential also holds approximately 74 other leasehold properties in the United Kingdom, spread geographically throughout the country. There are also three in Dublin, Ireland. This surplus accommodation totals approximately 740,000 square feet.

        In the United States, Prudential owns Jackson National Life's executive and principal administrative office located in Michigan. Prudential owns a total of six facilities in Lansing, Michigan, which total 550,842 square feet. Prudential also leases premises in Michigan, Colorado, California, Illinois, New York, New Jersey, Georgia, Florida, Wisconsin, Massachusetts, Connecticut, New Hampshire, Pennsylvania, Virginia, Indiana and North Dakota for certain of its operations. Prudential holds 30 operating leases with respect to office space, throughout the United States. The leasehold properties range in size from 500—180,000 square feet. In the United States, Prudential owns and leases a total of approximately 872,584 square feet. of property. In addition to the owned and leased properties, Prudential also owns a total of 238 acres of surplus land. This property is all located in Lansing, Michigan.

        In Asia, Prudential owns or leases properties principally in Hong Kong, Singapore, Malaysia, Indonesia, Thailand, Philippines, China (JV), Taiwan, Japan, Vietnam, India (JV) and Korea. Within these countries, Prudential owns 24 property assets, ranging from office space, warehouse storage units to land holdings. The breakdown of these owned assets by country is as follows:

  •
  Malaysia: six owned assets—All office space totaling 12,315 square feet.

  •
  Philippines: two owned assets—All office space totaling 4,278 square feet.

  •
  Singapore: one owned asset—All office space totaling 11,883 square feet.

  •
  Thailand: 11 owned assets—All land holdings totaling 73,832 square feet.

  •
  Taiwan: four owned assets—All office space totaling 12,989 square feet.

        Prudential also has (excluding India), a total of 539 operating leases, (expense and intercompany leases), totaling approximately 4.8 million square feet of property.

        In India, Prudential holds a minority stake in a joint venture with ICICI who hold the property interests. The property is occupied by the ICICIPruLife and ICICIPru AMC businesses. The holding comprises approximately 2,450 properties, totaling approximately 3.5 million square feet. There is one owned and occupied asset comprising approximately 30,000 square feet in Mumbai. Prudential Corporation Asia's real estate strategy moving forward involves consolidation of its existing property portfolio to take advantage of the downturn in regional and global markets securing cost savings to the business while maintaining competitive advantage.

        The total value of Prudential's owner occupied properties, discussed in the narrative above and as reported in the financial information, is £153 million as at December 31, 2009. This represents less than 0.1 per cent of Prudential's total assets.

        Post December 31, 2009, the following two agreements have been approved and either have been or are expected to be completed in due course. The first agreement covers the lease of a property in Tennessee in the United States, which is required to provide additional space to accommodate expansion and an Eastern region sales desk. The initial lease will run for a period of 10 years and six months, commencing in January 2011, based on an initial occupancy of 90,000 square feet. This occupancy will be increased to 150,000 square feet in a phased approach as headcount increases. The second agreement is in respect of the lease of a property in Singapore, with the purpose of allowing the relocation of six other separate office functions to a single location. The leased office space consists of 37,000 square feet with the lease commencing in 2011 and having an initial nine year term.

        The characteristics of the agreements mean that both of these leases will be accounted for as operating leases.

        There have been no other property transactions subsequent to December 31, 2009 which would have a material impact on the financial position of Prudential.

        Prudential believes that its facilities are adequate for its present needs in all material respects. Prudential confirms that Prudential's owner occupied properties and leased properties are individually and collectively not crucial and material to its operations, and that Prudential's operating leases have no material commercial value.

        As set out above, Prudential owns 31 properties which Prudential also occupies, which are accounted for as owner occupied property. These properties are comprised of 24 in Asia, one in the UK and six in the US. The total value of Prudential's owner occupied properties at December 31, 2009 was £153 million. This represents less than 0.1 per cent of Prudential total assets.

        Prudential also holds interests in properties within its investment portfolios accounted for as investment property. At December 31, 2009 the total value of investment property was £10,905 million and was comprised 592 properties held by the UK, six held by the US and five held by the Asia business. In total they comprise 4.8 per cent of Prudential's total assets. The UK business' holdings account for over 98 per cent by value of the total investment property.

        Prudential is the lessee under 600 operating leases used as office accommodation, comprised of 539 leases held by the Asia, 30 leases held by the US and 31 leases held by the UK business. In the UK, Prudential holds three short-term serviced offices and a further 77 leases that are not occupied and represent surplus accommodation.

Competition

General

        There are other significant participants in each of the financial services markets in which Prudential operates. Its competitors include both mutual and stock financial companies. In addition, regulatory and other developments in many of Prudential's markets have blurred traditional financial service industry lines and opened the market to new competitors and increased competition. In some of the Prudential's markets, other companies may have greater financial resources, allowing them to benefit from economies of scale, and may have stronger brands than Prudential does in that market.

        The principal competitive factors affecting the sale of Prudential's products in its chosen markets are:

  •
  price and yields offered,

  •
  financial strength and ratings,

  •
  commission levels, charges and other expenses,

  •
  range of product lines and product quality,

  •
  brand strength, including reputation and quality of service,

  •
  distribution channels,

  •
  investment management performance and

  •
  historical bonus levels.

        An important competitive factor is the ratings Prudential receives in some of its target markets, most notably in the United States, from recognized rating organizations. The intermediaries with whom the Prudential works, including financial advisers, tied agents, brokers, wholesalers and financial institutions consider ratings as one factor in determining which provider to purchase financial products from.

        As at March 31, 2010:

  •
  Prudential's long-term senior debt is rated as A2 (negative outlook) by Moody's, A+ (negative watch) by Standard & Poor's and A+ (negative watch) by Fitch;

  •
  Prudential's short-term debt is rated as P-1 by Moody's, A-1 by Standard & Poor's and F1+ (negative watch) by Fitch;

  •
  The Prudential Assurance Company Limited long-term fund is rated Aa2 (negative outlook) by Moody's, AA (negative watch) by Standard & Poor's and AA+ (negative watch) by Fitch; and

  •
  Jackson's financial strength is rated AA (negative watch) by Standard & Poor's and Fitch, A1 (negative outlook) by Moody's, and A+ (under review–negative) by AM Best.

        Prudential offers different products in its different markets in Asia, the United Kingdom and the United States and, accordingly, faces different competitors and different types of competition in these markets. In all of the markets in which Prudential operates its products are not unique and, accordingly, it faces competition from market participants who manufacture a varying range of similar and identical products.

Asia

        The competitive landscape across the Asia Pacific region differs widely by geographical market, reflecting differing levels of market maturity and regulation. Prudential's competitors include both the subsidiaries of global life insurers and local domestic (including state- owned) entities. Subsidiaries of global life insurance groups that operate in the Asia Pacific region tend to operate in multiple markets in the region, and some currently have top five market shares in a small number of markets. The majority of local domestic life insurers in the Asia Pacific region remain focused on their core home markets. The developed and liberalized markets of Hong Kong and Singapore are dominated by subsidiaries and branches of global life insurance groups. The developing markets in South East Asia such as Indonesia, Vietnam and the Philippines also see a high level of participation by global life insurance groups. The large and relatively mature markets of Korea and Taiwan are dominated by local domestic insurers. In certain countries with continued foreign ownership restrictions (such as China and India), the life insurance markets are dominated by local domestic insurers or by joint venture entities between global insurance groups and local companies.

        The global life insurers that are Prudential's competitors in the Asia Pacific region include AIA, Allianz, Aviva, AXA Asia Pacific, ING and Manulife. Other competitors relevant in one or two of Prudential's key markets include HSBC Life in Hong Kong, Korea Life, Kyobo Life and Samsung Life in Korea, Thai Life in Thailand, Great Eastern in Singapore and Malaysia, and China Life, China Pacific and Ping An in China.

United States

        Prudential's insurance operations in the US operate under the Jackson brand. Prudential is not affiliated with Prudential Financial, Inc. or its subsidiary, The Prudential Insurance Company of America.

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

United Kingdom

        Prudential's principal competitors include many of the major stock and mutual retail financial services and fund management companies operating in the United Kingdom. These companies include Aviva, Legal & General, Standard Life, Resolution, Lloyds Banking Group, Aegon, AXA, Zurich Financial Services, Fidelity, Invesco, Jupiter, Threadneedle and Schroders. Prudential competes with other providers of financial products to be included on financial advisors panels of preferred providers.

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

        M&G's principal competitors are the main fund management companies operating in the United Kingdom and Europe. These companies include Fidelity, Invesco Perpetual, Jupiter, Threadneedle, Schroders, Legal and General Investment Management, Standard Life Investments and BlackRock.

Intellectual Property

        Prudential conducts business under the "Prudential", "Jackson" and "M&G" brand names and logos. It is also the registered owner of over 1,000 domain names, including "www.prudential.co.uk", "www.prudentialcorporation-asia.com", "www.jackson.com", "www.mandg.co.uk" and "www.pru.co.uk".

        Prudential does not operate in the United States under the Prudential name and there have been long-standing arrangements between it and Prudential Financial, Inc. and its subsidiary, the Prudential Insurance Company of America, relating to their respective uses of the Prudential name. Under these arrangements Prudential Financial Inc has the right to use the Prudential name in the Americas and certain parts of the Caribbean, Japan, Korea and Taiwan and Prudential has the right to use the name everywhere else in the world although third parties have rights to the name in certain countries.

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

Jackson

        Jackson is involved as a defendant in class action and other litigation substantially similar to class action and other litigation pending against many life insurance companies that allege misconduct in the sale and administration of insurance products. Jackson generally accrues a liability for legal contingencies with respect to pending litigation once management determines that the contingency is probable and estimable. Accordingly, at April 30, 2010 Jackson had recorded an accrual of $16.7 million for class action litigation. Management, based on developments to date, believes that the ultimate disposition of the litigation is not likely to have a material impact on Jackson's financial condition or results of operations.

Sources

        Throughout this annual report, Prudential describes the position and ranking of its overall business and individual business units in various industry and geographic markets. The sources for such descriptions come from a variety of conventional sources generally accepted as relevant business indicators by members of the financial services industry. These sources include information available from the Association of British Insurers, Association of Unit Trusts and Investment Funds, Investment Management Association, Neilsen Net Ratings, Moody's, Standard & Poor's, Fitch, UBS, Life Insurance Marketing and Research Association, the Variable Annuity Research Data Service, referred to as Morningstar/VARDS, LIMRA International, Townsend and Schupp, The Advantage Group, the Life Insurance Association of Singapore, the Hong Kong Federation of Insurers, Life Insurance Association of Malaysia, Life Insurance Association of Taiwan and the Taiwanese Securities Investment Trust Consulting Association, US National Underwriter Insurance Data Services, Adviser Insight Wholesaler Effectiveness and Service Quality Management Group.

SUPERVISION AND REGULATION

        Prudential's principal insurance and investment operations are in Asia, the United Kingdom and the United States. Accordingly, it is subject to applicable Asian, United Kingdom and United States insurance and other financial services regulation which is discussed below.

Asian Supervision and Regulation

1.    Regulation of insurance business

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

        A number of jurisdictions across Asia require insurance companies to participate in policyholder protection schemes (i.e. contribute to a fund to support policyholders in the event of an insurance company failing).

        For Prudential Corporation Asia's insurance operations the details of the regulatory regimes are as follows:

Hong Kong—The Prudential Assurance Company Limited

Overview

        The Hong Kong branch of PAC is authorized to carry on both long-term business and general business in Hong Kong under a composite license.

        The Office of the Commissioner of Insurance (OCI) is the regulatory body set up for the administration of the Insurance Companies Ordinance (the "ICO"). The Office is headed by the Commissioner of Insurance who has been appointed as the Insurance Authority ("IA") for administering the ICO. The principal functions of the IA are to ensure that the interests of policyholders or potential policyholders are protected and to promote the general stability of the insurance industry. The IA has the following major duties and powers: (i) authorization of insurers to carry on insurance business in Hong Kong; (ii) regulation of insurers' conduct primarily through the examination of the annual audited financial statements and business returns submitted by the insurers; and (iii) development of legislation and guidelines on insurance supervision.

        The branch is also subject to the codes and guidance stipulated by a self-regulatory body—the Hong Kong Federation of Insurers (the "HKFI"). HKFI actively promotes its self-regulatory regime with respect to areas like conduct of insurers and insurance intermediaries, cooling off initiatives, policy replacement and initiative on needs analysis, etc. The Insurance Agents Registration Board of the HKFI is responsible for administering the registration and approval of insurance intermediaries of insurance agents, their responsible officers and technical representatives; and handling complaints against them and providing enquiry services to and handling complaints from the public relating to insurance agents. Please see "The Code of Conduct for Insurers", "The Insurance Claims Complaints Bureau" and "Regulation of Insurance Intermediaries" in this section.

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

        Currently, the Hong Kong government is researching into the possibility of making the IA an independent governing body as this would give the OCI more flexibility in its operations and prepare Hong Kong for the risk-based capital regulatory regime. The OCI is also exploring with the HKFI the possibility of setting up a policyholder protection fund in the event of an insurer's insolvency. In addition, the government has formulated a proposal to provide statutory backing and appropriate sanctions for customer due diligence and record keeping requirements for financial institutions (including insurance companies), which is expected to enhance the anti-money laundering regulatory regime in Hong Kong. A bill regarding detailed proposal may be introduced into the Legislative Council in 2010.

Authorization under the ICO

        Companies carrying on insurance business in or from Hong Kong must obtain authorization from the OCI. Authorization will be granted only to insurers meeting certain requirements set out in section 8 of the ICO, which focuses on, among other things, the following items:

  •
  paid-up capital;

  •
  solvency margin;

  •
  fitness and properness of directors and controllers; and

  •
  adequacy of reinsurance arrangements.

        In addition, an insurer must meet certain other criteria contained in the authorization guidelines issued by the OCI which are intended to ensure that the insurer is financially sound and competent to provide an adequate level of services to the insured public. These conditions continue to apply to an insurer after its authorization.

Types of insurance business under the ICO

        The ICO requirements vary depending on the type of insurance business being undertaken by an insurer. The ICO defines two main types of business as follows:

  •
  long-term business covers those types of insurance business in which policies are typically in place for long periods and includes life and annuity, linked long-term, permanent health and retirement scheme management policies; and

  •
  general business covers all business other than long-term business, including accident and sickness, fire, property, motor vehicle, general liability, financial loss and legal expenses insurance.

        Both types of business defined in the ICO include reinsurance as well as direct insurance business. With the exception of certain capital requirements in the case of pure reinsurers, the authorization criteria are the same for both direct insurers and reinsurers.

        An insurer that undertakes both long-term and general business is referred to by the OCI as a composite business insurer.

        In addition to these main types of business, the ICO imposes further requirements on insurers conducting insurance business relating to liabilities or risks in respect of which persons are required by law to be insured ("Statutory Business"), including employees' compensation insurance and third party insurance in respect of motor vehicles.

Minimum paid-up capital requirement

        Section 8(3)(b) of the ICO sets the following minimum paid up capital requirements for insurers depending on the type of business they intend to undertake:

  •
  general business without Statutory Business: HK$10 million;

  •
  general business including Statutory Business: HK$20 million;

  •
  long-term business: HK$10 million; and

  •
  composite business: with or without statutory businesses HK$20 million.

Solvency margin

        Pursuant to sections 8(3)(a) and 35AA of the ICO, an insurer is required to maintain at all times an excess of assets over liabilities of not less than a required solvency margin. The objective is to provide a reasonable safeguard against the risk that the insurer's assets may be inadequate to meet its liabilities arising from unpredictable events, such as adverse fluctuations in its operating results or the value of its assets and liabilities.

        For general business insurers, the ICO stipulates an absolute minimum solvency margin of HK$10 million, or HK$20 million in the case of insurers carrying on Statutory Business. Above these minimum levels, solvency margins are calculated on the basis of the greater of an insurer's relevant premium income (defined as the greater of gross premium income after deduction of reinsurance premium payments or 50 per cent of gross premium income) or relevant outstanding claims (defined as the sum of unexpired risks plus the greater of 50 per cent of claims outstanding before deduction of sums recoverable from reinsurers or the amount of claims outstanding after deduction of sums recoverable from reinsurers) as follows:

  •
  20 per cent of premium income/outstanding claims up to HK$200 million; and

  •
  10 per cent of premium income/outstanding claims in excess of HK$200 million.

        To determine whether a general business insurer meets the solvency margin requirement, its assets are valued in accordance with the Insurance Companies (General Business) (Valuation) Regulation (Chapter 41 G of the Laws of Hong Kong) (the "Valuation Regulation"). The Valuation Regulation prescribes the valuation methods for different types of assets commonly found on an insurer's balance sheet. To ensure a prudent diversification of investments, the Valuation Regulation also stipulates admissibility limits for different categories of assets. The admissibility limits, however, do not apply to assets maintained in Hong Kong pursuant to section 25A of the ICO as described below.

        For long-term business insurers, the ICO stipulates an absolute minimum solvency margin of HK$2 million. Above this minimum level, solvency margins are determined in accordance with the Insurance Companies (Margin of Solvency) Regulation (Chapter 41 F of the Laws of Hong Kong), which sets out a series of calculations to be used depending on the particular class of long-term business involved.

        To determine whether a long-term business insurer meets the solvency margin requirements, its assets and liabilities are valued in accordance with the Insurance Companies (Determination of Long-Term Liabilities) Regulation (Chapter 41 E of the Laws of Hong Kong), which sets out the bases for the determination of the amount of long-term business liabilities. An insurer is required to adopt prudent provisions and assumptions, particularly on interest rates, when valuing the amount of long-term business liabilities. Among others, valuation methods are specified for calculating the yields on assets and the amount of future premiums payable under an insurance contract.

        For composite insurers, the ICO stipulates a minimum solvency margin based on the aggregate of the solvency margin required in respect of an insurer's general business and its long-term business, both calculated as described above.

Fit and proper directors and controllers

        Section 8(2) of the ICO requires that all directors and controllers of an insurer must be "fit and proper" persons to hold such positions. Section 9 of the ICO defines an insurer's controllers as including, among others, a managing director of the insurer or its corporate parent, a chief executive officer of the insurer or its corporate parent (only if the parent is also an insurer), a person in accordance with whose directions or instructions the directors of the insurer or its corporate parent are accustomed to act or who, alone or with any associate or through a nominee, is entitled to exercise, or control the exercise of, 15 per cent or more of the voting power at any general meeting of the insurer or its corporate parent. Sections 13A, 13B and 14 of the ICO also require notification to the OCI of any change in the directors or controllers of an authorized insurer and the prior approval of the OCI for the appointment of certain controllers, including the chief executive of an insurer.

        Although the term "fit and proper" is not defined further in the ICO, the OCI has issued a guidance note which sets out those factors that the OCI will take into account in applying the "fit and proper" test to the directors or controllers of an insurer. These factors include a director's or controller's financial status, character, reputation, integrity, reliability, qualifications and experience regarding the functions to be performed by such director or controller and ability to perform such functions efficiently, honestly and fairly.

Adequate reinsurance arrangements

        Section 8(3)(c) of the ICO requires all insurers to have adequate reinsurance arrangements in-force in respect of the risks of those classes of insurance business they carry out, or to justify why such arrangements are not necessary. In considering the adequacy of reinsurance arrangements of an insurer, the OCI will take into account the following factors:

  •
  the type of reinsurance treaties entered into by the insurer;

  •
  the maximum retention of risks by the insurer;

  •
  the security of the reinsurers; and

  •
  the spread of risks among participating reinsurers.

        With regard to the spread of risks among reinsurers, the OCI considers that additional risks arise where a reinsurer is a related company of the insurer. To address this concern, the OCI has issued a guidance note on reinsurance with related companies, which sets out the criteria to be used in determining the adequacy of such arrangements. The OCI will consider a related reinsurer to provide adequate security if any of the following requirements are met:

  •
  the reinsurer is itself authorized under the ICO;

  •
  the reinsurer or any one of its direct or indirect holding companies has received an adequate rating from a credit rating agency (currently the OCI specifies an Insurer Financial Strength Rating of AA- or above by S&P, Aa3 or above by Moody's or A+ or above by A.M. Best, or equivalent rating); or

  •
  the reinsurer or any one of its direct or indirect holding companies is otherwise considered by the OCI as having a status comparable to the above.

        In the event that none of these requirements is met by a related reinsurer, the OCI will restrict the amount of net reinsurance it deems recoverable from that reinsurer when assessing the cedent's financial position, unless it determines that acceptable collateral security, such as an irrevocable and permanently renewable letter of credit, is in place in respect of the arrangement with that reinsurer.

Maintenance of assets

        Section 25A of the ICO requires insurers carrying on general business to maintain assets in Hong Kong in respect of the liabilities arising from their Hong Kong business. The minimum amount of assets to be maintained is calculated on the basis of an insurer's net liabilities and the proportion of its solvency margin requirement attributable to its general business in Hong Kong, taking into account the level of reinsurance that has been entered into by the insurer in respect of its liabilities.

        Sections 22 to 23 of the ICO require insurers carrying on long-term business to keep separate accounts for different classes of long-term business and to maintain certain levels of assets calculated on the basis of their solvency margins in respect of each class of business in funds that are applicable only to that particular business.

        The OCI has also issued a guidance note on reserve provisioning for Class G of long-term business (defined in the ICO as long-term business involving retirement scheme contracts which provide for a guaranteed capital or return) to reinforce and enhance the required standard of provision for Class G business. Policies classified under Class G of long-term business are mainly offered as retirement scheme contracts under retirement schemes regulated pursuant to the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (the "MPFSO") and the Occupational Retirement Schemes Ordinance (Chapter 426 of the Laws of Hong Kong) (the "ORSO"). An insurer authorized to carry on long-term business is required, among other things, to maintain a separate long-term business fund for its Class G business carried on in or from Hong Kong. In respect of the Class G business fund, the OCI requires that the value of the assets contained in the fund are in the aggregate not less than the amount of the liabilities attributable to such business.

Accounting and reporting requirements

        The ICO requires insurers to maintain proper books of accounts which must exhibit and explain all transactions entered into by them in the course of their business. Insurers must submit information including audited financial statements, a directors' report and statistics relating to the valuation of their insurance business and outstanding claims to the OCI on an annual basis.

        Insurers carrying on long-term business are also required to appoint an actuary to conduct an annual actuarial investigation and submit a report to the OCI on their financial condition in respect of the long-term business. The appointed actuary is responsible for advising on all actuarial aspects of the financial management of an insurer's long-term business including proper premium setting, a prudent reserving policy, a suitable investment allocation, appropriate reinsurance arrangements and due reporting of irregularities to the OCI.

Corporate governance of authorized insurers

        The OCI has issued a guidance note on the corporate governance of authorized insurers, which aims to enhance the integrity and general well-being of the insurance industry by providing assistance to authorized insurers for the evaluation and formulation of their internal practices and procedures. This guidance note sets out the minimum standard of corporate governance expected of authorized insurers and applies to both authorized insurers incorporated in Hong Kong and authorized insurers incorporated outside Hong Kong where 75 per cent or more of their annual gross premium income pertains to their Hong Kong insurance business, unless written consent for exemption has been obtained from the OCI. This guidance note covers the following key items:

  •
  structure of senior management;

  •
  roles and responsibilities of the Board of directors;

  •
  board matters;

  •
  board committees;

  •
  internal controls;

  •
  compliance with laws and regulations; and

  •
  servicing of clients.

        Irrespective of the proportion of an overseas insurer's Hong Kong insurance business, the OCI expects such an insurer to observe strictly any applicable guidelines on corporate governance promulgated by its home regulatory authority.

Asset management

        In order to ensure that an insurer will meet its contractual liabilities to policyholders, its assets must be managed in a sound and prudent manner, taking into account the profile of liabilities and risks of the insurer. The OCI has issued a guidance note on asset management by authorized insurers, which is adopted from the paper "Supervisory Standard on Asset Management By Insurance Companies" as approved by the International Association of Insurance Supervisors in 1999. This guidance note applies to both an insurer incorporated in Hong Kong and the Hong Kong branch of an insurer incorporated outside Hong Kong whose investment in financial assets exceeds HK$100 million. This guidance note provides a checklist for assessing how insurers should control the risks associated with their investment activities and includes guidance and commentary on the following key items:

  •
  investment process, policy and procedures;

  •
  overall asset management strategies;

  •
  investment mandate given by the Board of directors to senior management;

  •
  audit in respect of the insurer's asset management functions;

  •
  risk management functions; and

  •
  internal controls.

        In order to assess how insurers control the risks associated with their investment activities, the OCI may periodically request information from insurers, including accessing information through on-site inspections and discussion with insurers.

Power of intervention

        The IA is empowered under Part V of the ICO to intervene in an insurer's business and take appropriate actions in the following circumstances:

  •
  where the IA considers that the exercise of this power is desirable for protecting the interests of existing and potential policyholders against the risk that the insurer may be unable to meet its liabilities or to fulfill the reasonable expectations of existing or potential policyholders;

  •
  where it appears to the IA that the insurer or its corporate parent has failed to satisfy any of its obligations under the ICO;

  •
  where it appears to the IA that the insurer has provided misleading or inaccurate information to it for the purposes of the ICO;

  •
  where the IA is not satisfied as to the adequacy of the insurer's reinsurance arrangements;

  •
  where the IA is not satisfied with the financial condition of the insurer or its compliance position with the prescribed regulatory benchmark or requirements in respect of, amongst others, its assets and liabilities matching position, reserving level or financial projections; or

  •
  where the insurer fails its ongoing authorization requirements in respect of share capital and "fitness and properness" of its directors and controllers.

        The IA may also intervene in an insurer's business, whether or not any of the above circumstances exist, at any time during the five year period following authorization of the insurer or a person becoming a controller of an insurer.

        The actions that the IA may take in intervening in an insurer's business include:

  •
  restrictions on the insurer effecting new business;

  •
  limits on the amount of premium income an insurer may receive during a specified period in respect of certain classes of business;

  •
  restrictions on types of investments an insurer may make, or requirements that the insurer realize certain types of investments within a specified period;

  •
  requirements that an insurer maintain assets in Hong Kong equal to a specified portion of the liabilities arising from its Hong Kong business, and that these assets be held in the custody of a trustee approved by the IA;

  •
  the appointment of a manager to assume control of an insurer; and

  •
  requirements that the insurer has to conduct a special actuarial investigation on its long term business, to produce information and to accelerate submission of returns by the insurer.

The Code of Conduct for Insurers

        As part of the self-regulatory initiatives taken by the industry, the HKFI has published The Code of Conduct for Insurers. This code seeks to: describe the expected standard of good insurance practice in the establishment of insurance contracts and claims settling; promote the disclosure of relevant and useful information to customers; facilitate the education of customers about their rights and obligations under insurance contracts; foster a high professional standard in the transaction of insurance business; and encourage insurers to promote and enhance the industry's public image and standing. This code applies to all general insurance members and life insurance members of the HKFI and applies to insurance effected in Hong Kong by individual policyholders resident in Hong Kong and insured in their private capacity only. As a condition of membership of the HKFI, all general insurance members and life insurance members undertake to abide by this code and use their best endeavors to ensure that their staff and insurance agents observe its provisions.

The Insurance Claims Complaints Bureau

        The Insurance Claims Complaints Bureau was established to implement self-regulation in the interpretation and handling of insurance claims complaints arising from all types of personal insurance policies taken out by residents of Hong Kong. The Insurance Claims Complaints Panel was established by the Insurance Claims Complaints Bureau with the objective of providing independent and impartial adjudication of complaints between insurers and their policyholders. The Insurance Claims Complaints Panel is in charge of handling claims complaints from both policyholders themselves and their beneficiaries and rightful claimants. The Insurance Claims Complaints Panel, in making its rulings, is required to act in conformity with the terms of the relevant policy, general principles of good insurance practice, any applicable rule of law or judicial authority, and any codes and guidelines issued from time to time by the HKFI.

Regulation of insurance intermediaries

        Insurance intermediaries are defined under the ICO as either insurance agents or insurance brokers. The key difference between the two types of insurance intermediaries is that insurance agents act as agents or subagents of insurers, while insurance brokers act as agents of policyholders and potential policyholders. Both are subject to a self-regulatory system supported by provisions contained in Part X of the ICO.

        Under the ICO, a person is prohibited from holding itself out as an insurance agent or insurance broker unless such person is properly appointed or authorized. A person is also prohibited from holding itself out as an appointed insurance agent and an authorized insurance broker at the same time. It is also an offence under the ICO for an insurer to effect a contract of insurance through, or accept insurance business referred to it by, an insurance intermediary who has not been properly appointed or authorized.

        To act as an insurance agent, a person is required to be appointed by an insurer and registered with the Insurance Agents Registration Board established by the HKFI. Under Section 66 of the ICO, an insurer is required to keep a register of appointed insurance agents and to make such register available for public inspection at its registered office (or principal place of business) in Hong Kong, or the registered office of the HKFI. An insurer is required to give the OCI and/or the Insurance Agents Registration Board details of the registration or removal of its appointed insurance agents within seven days of such registration or removal.

        An insurer is required to comply with the Code of Practice for the Administration of Insurance Agents issued by the HKFI and endorsed by the OCI pursuant to section 67 of the ICO. The Code of Practice for the Administration of Insurance Agent specifies the rules and procedures governing the registration and de-registration of insurance agents, the power of the Insurance Agents Registration Board to handle complaints and to require insurers to take disciplinary actions against their insurance agents, the "fit and proper" criteria for insurance agents and the minimum requirements of agency agreements. An insurer is responsible for the actions of its appointed insurance agents in their dealings with clients in respect of the issue of insurance contracts and related insurance business. The OCI has the power to direct the de-registration of an appointed insurance agent.

Taiwan—PCA Life Assurance Company Limited

        Currently, composite licenses to sell both life and non-life insurance are not granted and PCA Life Assurance Company Limited is licensed for life insurance business only.

        The Financial Supervisory Commission (the "FSC") is responsible for regulating the entire financial services sector. The FSC's responsibilities include supervision, examination and investigation. The Insurance Bureau (the "IB") of the FSC is responsible for the insurance sector.

        Taiwanese laws are based on a civil code model and each competent authority is given powers to develop and issue regulation on specific topics or issues. Many of the current insurance regulations were revised and promulgated in 2007 in response to the significant amendment of the Insurance Act in 2007. Similar to many Asian countries, the provisions of insurance regulations tend to be prescriptive.

        In 2007, the FSC promulgated the guidance notes related to foreign currency denominated traditional life business. Insurers must satisfy several requirements related to disciplinary performance, risk-based capital, risk management controls, and complaints efficiency in order to qualify. At this stage, only life insurance and annuity products denominated in US dollars are permitted. Prior approval from the Central Bank and IB is required and the underlying foreign portfolio is also subject to the 45 per cent foreign investment limit as per the Insurance Act.

        In 2007, the FSC promulgated a regulation governing the engagement by insurers in insurance trust business. Before engaging in insurance trust business, an insurer is required to meet certain qualifying requirements and to apply to the IB for approval. The insurer may invest the entrusted money into cash, bank deposits, bonds, financial debentures, short-term bills, and other instruments otherwise approved by the IB. Further, it is required not only to segregate the trust assets from its own assets by establishing a separate account for the trust assets, but also to build a risk management and internal control system to ensure the proper management of the business.

        Generally, the insurance law and regulations focus mainly on administrative supervision of insurance operations rather than conduct of business. An exception is the Regulation, Guideline and Self-Discipline Regulation related to the sale of investment-linked insurance products, where specific requirements, such as the obligations on insurers to disclose to prospective customers the costs of the product and the risks involved, to set up "Know Your Customers" operating principles and to perform needs analysis in identifying risk appetite and financial objectives of policy applicants are established. Other requirements include establishing risk classes for structured notes products, sample testing of new business to determine appropriateness of sales process and policy suitability, and conducting regular inspection to avoid the use of inappropriate sale materials.

Korea—PCA Life Insurance Company Limited

Overview

        PCA Life Insurance Company Limited is authorized to carry on life insurance business in Korea including but not limited to casualty insurance, illness insurance, nursing insurance and incidental business and services related thereto.

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

        In respect of anti-money laundering, the Korea Financial Intelligence Unit (KoFIU), which was also integrated into the FSC as part of the reorganization, leads the government's anti-money laundering and counter-terrorism financing efforts.

        Currently, the country does not permit a company to operate both life and non-life insurance at the same time. The Republic of Korea operates a civil law system, with the FSC prescribing many detailed regulations for insurers to comply with. In the past, the FSC has also been very interventionist in setting and enforcing rules on the insurance industry. However, the style of regulation has been gradually changing along with the trend of liberalization of financial services. This is most pronounced with the regulator focusing on the deregulation in asset management and product design activities. Furthermore, the FSS is setting an aggressive insurance supervisory agenda that would strengthen supervision while promoting deregulation. The regulator is moving towards risk-based supervision focusing on various risks of insurers' operations. As part of the shift to risk-based supervision, the FSS has introduced the Risk Assessment and Application System ("RAAS") to assess insurers' various risks and relevant internal control and Risk-Based Capital ("RBC") solvency requirement.

        Both the Insurance Business Act and Insurance Business Supervisory Regulations have not been very specific on the entity's responsibilities for the suitability of products. There is no explicit requirement for an insurer to consider the suitability of the product for the potential customer. However, on December 18, 2008, the FSC introduced a revised bill for an Insurance Business Act to the National Assembly (Korea's legislative body) which will become effective provided it is passed in the National Assembly. It establishes the definition of an insurance product and also strengthens consumer protection measures. It overhauls the examination procedure for an insurance product and also establishes a basis for fair competition among businesses in various financial sectors. The revised bill is still pending in the National Assembly.

        The FSS also operates a Consumer Protection Department and a Dispute Settlement Department in the Customer Protection Division to resolve and prevent customer complaints and disputes relating to insurance companies.

        Korea currently allows many different forms of channels for distributing life insurance products including brokers, agents, telemarketing, direct mailing, bancassurance and mass media television selling.

Capital requirements

        In respect of an insurer's capital adequacy requirement, Korea previously had a solvency margin requirement. Effective from April 1, 2009, Korea adopted a risk-based capital requirement to replace the solvency margin requirement. A two-year transition period between the two requirements is currently in place, which means that both requirements will be enforced in parallel until March 31, 2011. During this transition period, insurers have the discretion to elect which of the two requirements to comply with. From April 1, 2011, it will be mandatory for all insurers to comply with the risk-based capital requirement.

        The solvency margin requirement under the Korean Insurance Business Act is intended to ensure that insurers maintain a solvency surplus against future liabilities, and the requirement is based on the European Union solvency ratio model. In particular, all insurers, including branches of foreign insurers, must maintain net assets of equal or greater value to an amount calculated on the basis of the liabilities that they insure such that they maintain a solvency margin ratio of at least 100 per cent.

        The risk-based capital requirement was introduced pursuant to amendments to the Insurance Business Supervisory Regulation and its relevant enforcement regulations issued pursuant to the Insurance Business Act. Under this requirement, the ratio of an insurer's available capital to required capital is calculated, and the analysis of equity capital used to determine capital adequacy is expanded, to take into account market, credit, operational, insurance and interest rate risks, which are not currently taken into consideration under the solvency margin requirement.

        In the event an insurer fails to satisfy the applicable capital adequacy requirement and this poses a threat to the financial soundness of that insurer in Korea, the FSC may take prompt corrective action which ranges from issuing a recommendation to an insurer to increase its capital reserves or restrict its investments in high-risk securities and other assets to issuing an order to an insurer to suspend its business or transfer it to a third party.

Reserve requirements

        In order to satisfy the payment obligations of an insurer's policies, which include claims, reimbursements and dividends payable to policyholders, an insurer must establish and maintain a separate liability reserve in respect of each of the following: insurance premiums reserve, unexpired insurance premiums reserve, insurance claim payments reserve, dividends reserve, profit dividends reserve, dividend insurance loss maintenance reserve and reinsurance premiums reserve. However, if an insurer acquires reinsurance of its liability under an insurance contract and such reinsurance satisfies stipulated regulatory conditions, the liability reserve in respect of that insurance contract need not be maintained by the insurer.

Statutory fund

        Under the Depositor Protection Act of Korea, the Korea Deposit Insurance Corporation insures certain liabilities (the "KDIC Insured Liabilities") owed to the public in Korea by financial institutions. The KDIC Insured Liabilities of an insurer under the Depositor Protection Act of Korea include insurance premiums, surrender values and insurance claims payable by an insurer to an individual policyholder. Under the Depositor Protection Act of Korea, all insurers are required to contribute an annual insurance premium to the Korea Deposit Insurance Corporation at a rate determined pursuant to the Depositor Protection Act, up to a maximum of 0.5 per cent of an insurer's KDIC Insured Liabilities in that year. The annual insurance premium payable by an insurer is currently approximately 0.16 per cent of the average of the insurer's annual premium income and liability reserve. Under the current rules, the Korea Deposit Insurance Corporation insures only up to a total of Korean Won 50 million per individual against each insurer.

Asset management

        Subject to certain exceptions, the Insurance Business Act provides for caps on the proportion of an insurer's total investments that can be held in particular classes of assets or exposure to particular counterparts. Such caps may be revised by the FSC from time to time as it deems necessary.

        The Insurance Business Act restricts, among other things, certain asset management transactions such as the making of speculative loans, loans for the acquisition of the insurer's own securities, loans for political funds and foreign exchange and financial derivative transactions that fail to meet the requirements of the FSC.

        Use of insurance funds by an insurer is subject to certain restrictions, including a general prohibition on an insurer offering its assets as security or guaranteeing debts of any other person (unless permitted under the Insurance Business Act), and a general prohibition on an insurer owning more than 15 per cent of the voting shares of another corporation unless that corporation is a subsidiary of the insurer and the approval of the FSC has been obtained.

Reinsurance

        Pursuant to the Insurance Business Supervisory Regulation issued pursuant to the Insurance Business Act, an insurer will be given credit for the purposes of its solvency margin and risk-based capital calculations only for ceded reinsurance covering a maximum of 50 per cent of its total insurance liabilities. Any reinsurance ceded by an insurer in excess of 50 per cent will be disregarded in calculating its capital requirements. In addition, insurers are required to give notice to the FSS within one month after execution of (or change of) every reinsurance treaty where the reinsurance treaty determines reinsurance premiums with reference to an expected rate of investment return, or the reinsurance treaty provides for a limitation of the reinsurer's liability.

Regulation of products

        Any new product (including its terms, introduction to the market and premium rates and their calculation methods) is subject to ex ante or ex post review by the FSS ("Process for File & Use" or "Use & File", depending on the product). In addition, an insurer must disclose on its internet website certain information, including a summary of its products, insurance terms, applicable interest rates and, in relation to the premium rates of variable insurance products, the calculation method for such rates and information on any designated accounts for such variable insurance products.

Restrictions on foreign insurers

        In the event that the head office of a Korean branch of a foreign insurer is closed due to a merger or transfer of business in its home jurisdiction, is subject to suspension or revocation of its insurance licence by any foreign financial supervisory agency on grounds of illegal conduct or unfair business practices, or suspends its insurance business or ceases to operate, the insurance licence of that insurer's Korean branch may be revoked.

        A branch of a foreign insurer must hold assets located in Korea equivalent to the liability reserve sufficient to fulfill all insurance contracts written in Korea. If the amount of assets located in Korea held by the branch of a foreign insurer is determined to be insufficient based on the annual audited accounts, the assets must be supplemented through an injection of capital within 60 calendar days. In the event an insurer is instructed to remedy any deficiency following a decision of the FSS in consultation with the FSC, remedial action must be taken within 30 calendar days.

Financial reporting requirement

        An insurer is required to close its books on March 31, of each year and submit its financial statements, including supplementary statements, audit reports, a statement of repaid funds and a statement of interest on funds, to the FSC within three months.

Singapore—Prudential Assurance Company Singapore (Pte.) Limited

Overview

        Prudential Assurance Company Singapore (Pte.) Limited is registered by the Monetary Authority of Singapore (the "MAS") to design and sell both life and general insurance business pursuant to the Singapore Insurance Act.

        Under the Singapore Insurance Act, the MAS is responsible for insurance company regulation and supervision. In order to sell insurance in Singapore, companies need to be registered with the MAS. The MAS also has responsibility for supervising compliance with anti-money laundering ("AML") provisions, though suspicious transactions must be notified to the Commercial Affairs Department, an enforcement agency of the Singapore Police Force. In 2007, new regulations were introduced to strengthen further the AML requirements. They were revised in 2009.

        Another relevant regulatory authority for the business is the Central Provident Fund (the "CPF") Board. The CPF is a social security savings scheme jointly supported by employees, employers and the government. CPF members are employees and self-employed persons in Singapore with the CPF Board acting as the trustee. The CPF Board regulates insurers in the operation of various CPF schemes including the CPF Investment Scheme where CPF monies are used by policyholders to purchase insurance policies such as annuities and investment-linked policies.

        The MAS is empowered under the Singapore Insurance Act to make regulations for the sector and it also issues, inter alia, Notices, Circulars and Guidelines. In practice, the MAS and CPF Board have very detailed legislation frameworks to govern insurance companies and the distribution of insurance products in Singapore.

        Registered insurers in Singapore are subject to an RBC framework. The framework sets out the valuation methodology for assets and liabilities, rules relating to the operations of life insurance funds, capital requirement rules, the role of actuaries, and a set of statutory reporting standards. An insurer has to notify the MAS when it has failed or is likely to fail to comply with the mandated RBC indicators or when a financial resources warning event has occurred or is likely to occur.

        The MAS has also issued Notices that cover the market conduct standards for life insurers including such areas as appointing and training representatives, maximum tier structure, loans and advances, disciplinary action, disclosure, sales process and replacement of life policies. In addition, the MAS has recently issued a set of guidelines entitled "Guidelines on Fair Dealing—Board and Senior Management Responsibility for Delivering Fair Dealing Outcomes to Consumers".

Capital requirements

        A registered insurer is required at all times to maintain a minimum level of paid-up ordinary share capital and to ensure that its financial resources are not less than the greater of:

  (a)
  the sum of:

  (i)
  the aggregate of the total risk requirement of all insurance funds established and maintained by the insurer under the Singapore Insurance Act; and

  (ii)
  where the insurer is incorporated in Singapore, the total risk requirement arising from the assets and liabilities of the insurer that do not belong to any insurance fund established and maintained under the Singapore Insurance Act (including assets and liabilities of any of the insurer's branches located outside Singapore); or

  (b)
  a minimum amount of 5 million Singapore Dollars.

        The MAS has the authority to direct that the insurer satisfy capital adequacy requirements other than those that the insurer is required to maintain under the Singapore Insurance Act if the MAS considers it appropriate.

Statutory deposit

        A person carrying on insurance business in Singapore as an insurer, while registered in respect of any class of insurance business, is required to have at all times in respect of that class of business a deposit (in assets of such nature as the MAS may specify) with the MAS of a value of not less than 500,000 Singapore Dollars. Subject to the approval of the MAS, a bank covenant for an equivalent amount may be provided to the MAS in lieu of the deposit.

Statutory fund

        The MAS maintains a Policy Owners' Protection Fund for the purposes of indemnifying, assisting or protecting policy owners and others who may be prejudiced by the inability of registered insurers to meet their liabilities under life policies and compulsory insurance policies issued by such insurers. For the purposes of funding the Policy Owners' Protection Fund, the MAS may impose a levy on registered insurers. Among other things, in order to secure continuity of insurance for every policy owner of a registered insurer in liquidation or in financial difficulties who is a policy owner in respect of a life policy which was a Singapore policy or an offshore policy and not being a contract of reinsurance, the MAS may take measures to secure or facilitate the transfer of the life business of the insurer, or part of that business, to another registered insurer or to secure the issue by another registered insurer to the policy owners of life policies in substitution of their existing policies.

Asset management

        The MAS Notice 104 "Use of Derivatives for Investment of Insurance Fund Assets" provides that insurers are only permitted to enter into or effect derivative transactions for the purposes of hedging and efficient portfolio management. In addition, insurers are prohibited from taking uncovered positions in derivatives.

        The MAS Notice 105 "Appointment of Custodian and Fund Manager" requires a registered insurer to file with the MAS a list of all assets of all insurance funds established and maintained under the Singapore Insurance Act by the insurer where documents evidencing title are kept by custodians for the insurer as at the end of that accounting period, to apply best practice standards in appointing overseas custodians, and to notify the MAS prior to the appointment of a fund manager or revocation of such appointment.

        The MAS Notice 317 "Asset Management of Life Insurance Funds" sets out the basic principles that govern the oversight of the asset management process of life insurance funds. It requires insurers to establish an investment committee and prescribes the main elements that must be incorporated in the investment policy of an insurer carrying on life insurance business.

        The MAS Notice 320 "Management of Participating Life Insurance Business" requires an insurer which has established or will be establishing a participating fund to put in place an internal governance policy which shall include information on, among other things, the investment of participating fund assets.

Separate accounts requirement

        Every registered insurer is required to establish and maintain a separate insurance fund (a) for each class of insurance business carried on by the insurer that (i) relates to Singaporean policies and (ii) relates to offshore policies; (b) for its investment-linked policies and for its non-investment-linked policies; and (c) if no part of the surplus of assets over liabilities from an insurer's non-participating policies is allocated by the insurer by way of bonus to its participating policies, in respect of non-investment-linked policies (i) for participating policies and (ii) for non-participating policies.

        The MAS Notice 101 "Maintenance of Insurance Funds", the MAS Notice 313 "Basis for Establishing Separate Funds for Participating and Non-participating Policies" and the MAS Guidelines on Implementation of Insurance Fund Concept provide further guidance and requirements on the establishment and maintenance of insurance funds and the segregation of the assets of registered insurers in Singapore as required under the Singapore Insurance Act.

        The solvency requirement in respect of an insurance fund must at all times be such that the "financial resources" of the fund are not less than the "total risk requirement" of the fund. Each of the "financial resources" of an insurance fund and its "total risk requirement" is determined, and assets are valued, in accordance with the requirements of the Insurance (Valuation and Capital) Regulations 2004. The MAS has the authority to direct that the insurer satisfy fund solvency requirements other than those that the insurer is required to maintain under the Singapore Insurance Act if the MAS considers it appropriate.

        The assets in the insurance fund shall only be applicable to meet such part of the insurer's liabilities and expenses as is properly attributable (excluding certain levies).

Reinsurance

        The MAS Notice 114 "Reinsurance Management Strategy" sets forth the guiding principles relating to the oversight of the reinsurance management process of insurers and includes the principle that the Board of directors and senior management of an insurer are required to develop, implement and maintain a reinsurance management strategy appropriate to the operations of the insurer to ensure that the insurer has sufficient capacity to meet obligations as they fall due.

        The MAS Notices 208 and 316 "Financial Reinsurance" impose certain requirements in respect of financial reinsurance for insurers registered to carry on general business and life business respectively. These include guidelines and mandatory requirements on, among other things, prudent management oversight, disclosure and reporting obligations and transfers of insurance risk.

Regulation of products

        A direct insurer registered to carry on life business may only issue a life policy or a long-term accident and health policy if the premium chargeable under the policy is in accordance with rates fixed with the approval of an appointed actuary or, where no rates have been so fixed, is a premium approved by the actuary.

        Before offering certain new products, an insurer is required under the MAS Notice 302 "Product Development and Pricing" to obtain approval from the MAS. For products that do not require the MAS's approval, an insurer should notify the MAS of any such product launched within a prescribed period. Such request or notification shall include information on, among other things, the tables of premium rates.

Appointment and duties of actuaries

        Insurers carrying on life and general business are required to appoint an actuary approved by the MAS, and are required to (a) in respect of their life business, have an investigation made by an actuary approved by the MAS into the financial condition of that business; and (b) in respect of their general business, have an investigation made by an actuary approved by the MAS into their liabilities in respect of insurance policies. Reports of such investigations must be lodged with the MAS.

        The appointed actuary is responsible for, among other things, reporting to the principal officer of a life insurer on various matters including matters which in the actuary's opinion have a material adverse effect on the financial condition of a life insurer. In the event a life insurer fails to take steps to rectify any matter reported by the actuary to its principal officer, the actuary is required to report directly to the MAS.

Financial reporting requirements

        The Insurance (Accounts and Statements) Regulations 2004 sets forth various reporting requirements and prescribes the forms in which the relevant returns and statements of a registered insurer are to be made. The regulatory framework also prescribes the valuation of assets and liabilities of an insurance fund, as well as the valuation of life and general insurance policy liabilities at a policy-by-policy level.

        A registered insurer is required to file with the MAS, among other things, (a) for each quarter and each accounting period, statements for each insurance fund established and maintained under the Singapore Insurance Act; (b) a report by an actuary on its investigation into the valuation of policy liabilities and the financial soundness in respect of the insurer's life insurance business; (c) a report by an actuary on its investigation into the valuation of policy liabilities in respect of the insurer's general insurance business; (d) statements on the fund solvency requirement and capital adequacy requirement; (e) an auditor's report and supplementary report (if any); and (f) any other information the MAS may require for the discharge of its functions under the Singapore Insurance Act.

        In the case of a company incorporated or established outside Singapore, the financial audit need not extend beyond the business for which an insurance fund is maintained under the Singapore Insurance Act. Such a registered insurer incorporated outside Singapore is required to file with the MAS for each fiscal year, in respect of the insurer's global business operations, a statement of the financial position of the insurer as of the end of that fiscal year. A registered insurer incorporated in Singapore is required to file with the MAS statements in respect of its global business operations for each quarter and each accounting period.

        In addition, the MAS Notice 306 "Market Conduct Standards for Life Insurers Providing Financial Advisory Services" and the MAS Notice 318 "Market Conduct Standards for Direct Life Insurer as a Product Provider" require insurers to submit information on their businesses to the MAS annually.

Malaysia—Prudential Assurance Malaysia Berhad

        Prudential Assurance Malaysia Berhad has composite licenses to carry on both life and general insurance business in Malaysia pursuant to the Insurance Act 1996. In addition, the company is a member of the Life Insurance Association of Malaysia and the General Insurance Association of Malaysia.

        In Malaysia, Bank Negara Malaysia ("BNM") is the regulatory body responsible for supervising and regulating the conduct of insurance business. All insurance companies must be licensed by the Minister of Finance. Licensed insurers must comply with the provisions of the Insurance Act 1996, the Insurance Regulations 1996, the Companies Act 1965 and guidelines and circulars issued by BNM. The Life Insurance Association of Malaysia and the General Insurance Association of Malaysia are self-regulated bodies. Resolutions and circulars issued by these associations are binding on the member insurance companies.

        At the end of 2006, BNM carried out an exercise of realignment of its regulatory and supervisory functions which resulted in the establishment of a Consumer and Market Conduct Department. More emphasis has been placed on fair market conduct by the insurance industry and protection of the consumers' interests.

        With the objective of promoting greater transparency in the sale of insurance products, BNM has issued guidelines on the minimum disclosure requirements to be observed by insurers and their intermediaries in their interaction with prospective policy owners. The guidelines specify the timing and minimum information that must be disclosed to a prospective policy owner at the pre-contract stage and at the point of entering into a contract to enable them to make informed decisions and during the term of the contract. This information, which should be timely, clear, concise, accurate, relevant, consistent and comparable and with important information highlighted, includes details of types of cover offered, product features, benefits, restrictions, premium payments and exclusions of the policy as well as any significant conditions and obligations which the policy owner must meet. There are additional product-specific disclosure requirements to be met. The Board of directors or a committee of the Board of directors is expected to ensure that proper systems and processes are in place to implement the guidelines.

        In an effort to further reform the regulation of insurers and reflect better the risks being faced by each entity, BNM has implemented an RBC framework for insurers, which took effect on January 1, 2009. Compliance with the RBC framework is a condition of licence for all insurers, and any failure to comply with the RBC framework could result in the revocation of an insurer's licence. The RBC framework sets out the capital adequacy ratio calculations, capital requirements to mitigate major risks, the valuation bases for assets and liabilities, and supervisory expectations relating to the investment of insurance funds. Additionally in early 2008, BNM released a consultation paper on risk governance framework for insurers. The consultation paper outlines the risk governance function of an insurer, including the roles and responsibilities of the Board of directors and management in relation to risk governance. The paper further outlines the function of risk management, compliance and internal audit and their respective oversight responsibilities relating to risk management.

        In its risk-based approach in regulating and supervising the insurance industry, more specific responsibilities have been placed on the Board of directors and the senior management in managing the risks of the business. BNM continues to assess the performance of an insurer by analyzing its statutory returns and reports submitted and regular communication with the insurer concerned.

Capital requirements

        As noted above, BNM has recently introduced an RBC framework aimed at improving the risk management practices of insurers. Under the RBC framework, insurers are required to maintain a capital adequacy level that is commensurate with their risk profiles. Each insurer is required to determine the adequacy of the capital available in its insurance and shareholders' fund to support the total capital required by the Insurer. This will serve as a key indicator of the insurer's financial resilience and will be used to determine any supervisory interventions by BNM.

        Under the RBC framework guidelines, the Board of directors and senior management of an insurer are also expected to identify, monitor and control risks which are not adequately addressed under the framework. An insurer is also expected to manage actively its capital adequacy by taking into account the potential impact of its business strategies on its risk profile and overall financial resilience.

Reserve requirements

        The RBC framework requires the appointed or signing actuary of a life insurer to determine the required amount of policy reserves for the life insurance liabilities and the general insurance signing actuary to determine the level of reserves for general insurance business. The basis used should be no less stringent than that prescribed in the RBC framework.

Separate accounts requirements

        An insurer is required to establish and maintain separate insurance funds for its Malaysian policies and for its foreign policies and, where directed by BNM, for different categories or description of its insurance business or classes of policies. An insurer is required to pay into the applicable insurance fund all money received in respect of policies of a class to which the insurance fund relates, keep the assets of its insurance fund separate from its other assets and maintain assets of equivalent or higher value than the liabilities of that insurance fund. An insurer may apply the assets of an insurance fund only to meet such of its liabilities and expenses as are properly attributable to that insurance fund.

        An insurer may withdraw the surplus from a general insurance fund where there is a surplus of assets over liabilities at the end of a fiscal year, subject to any instrument or contract binding the licensed insurer or its constituent documents. For a life insurance fund, upon the actuarial valuation and recommendation by the appointed actuary, the life insurer may allocate a part of the surplus attributable to participating and non-participating policies by way of a bonus paid to participating policies and for transfer out of that life insurance fund to the shareholders' fund, subject to such limits and such proportions as may be prescribed.

Asset management

        The investment limits on individual asset classes and exposure limits to counterparties are provided in the RBC framework. The RBC framework also sets out the supervisory expectations in respect of the investment of an insurer's assets.

Reinsurance

        A licensed insurer's reinsurance arrangements must be consistent with sound insurance principles. The general principles to be observed in a reinsurance arrangement are the appropriateness of retention level, security of reinsurers, spread of reinsurers and appropriateness of reinsurance treaties. An insurer is required both to design its reinsurance program in line with its exposure and portfolio of business, taking into account, among other things, its insurance risk profile and the concentration of its business and to ensure that its reinsurance arrangements provide adequate protection for all classes of business underwritten to enable it to pay its liabilities as they come due, In placing reinsurance in respect of general insurance, an insurer must accord priority to local reinsurers up to such local reinsurers' full retention capacity before securing reinsurance support from foreign insurers.

Financial reporting requirements

        In general, insurers are required to submit each of the following to BNM within a specified timeframe: (a) audited annual accounts; (b) an auditor's report and certificate; (c) an appointed actuary's report and certificate; (d) a report on the action taken by the Board of directors on the auditor's report; (e) the Board of directors' report on its operations; and (f) quarterly returns of each fiscal year. BNM has also issued guidelines which require an insurer to submit additional reports which, among other things, relate to such insurer's investments, claims, reinsurance, solvency and capital adequacy.

        BNM has announced that it is undertaking a comprehensive review of the Insurance Act 1996. Detailed proposals of the legislative changes are expected to be finalized by the end of 2010.

Malaysia (Takaful business)—Prudential BSN Takaful Berhad

        Prudential BSN Takaful Berhad ("Prudential Takaful") (a Prudential joint venture with Bank Simpanon Nasional) was the first overseas insurer to be granted a domestic Takaful License in Malaysia.

        The Takaful business in Malaysia is also governed by BNM similarly to the insurance companies. In addition, the business is required to be a member of the Malaysian Takaful Association ("MTA"), which is an association for Takaful operators to improve industry self-regulation through uniformity in market practice and to promote a higher level of co-operation among operators. Resolutions and circulars issued by the MTA are binding on the member insurance companies.

        Takaful in Malaysia is considered to be part of mainstream mercantile law, and hence part of civil law, and is therefore subject to the civil court structure of Malaysia. It is not regulated by Shariah law in Shariah courts. However, the operation system of a Takaful operator must conform to the rules and requirements of Shariah as regulated in the Takaful Act 1984, which elevates the Shariah Advisory Council to the position as the sole authority on Shariah matters. A Takaful operator is required to establish a Shariah advisory body approved by the Director General of Takaful to advise on the operations of its Takaful business. To strengthen further the Shariah and legal infrastructure, the Guidelines on the Governance of Shariah Committee for Islamic Financial Institutions were issued in 2004 to streamline the functions and duties of Shariah Committee of Takaful operators and strengthen their independence. BNM has indicated that, in line with efforts to enhance the Shariah governance of

Islamic financial institutions, a new Shariah governance framework will be issued in 2010 to provide comprehensive guidance on the roles and responsibilities of the Shariah committee and the Board management of Islamic financial institutions in ensuring that the operations of the Islamic financial institutions are in compliance with Shariah principles.

        Although the Takaful operator is also governed by the same regulator (BNM), the industry is regulated slightly differently from insurance companies. The differences relate in the main to matters where the regulators still find the Takaful operators not ready. For example, the risk-based capital framework that has been implemented for insurers has not been implemented yet for Takaful operators given the nature of the business (i.e. Shariah compliant) and the maturity of the industry. However, as reported in the Financial Stability and Payment Systems Report 2009, the conceptual parameters of the capital model and development of the valuation components for family and general Takaful business under the RBC Framework for Takaful operators ("RBCT") has been substantially completed. Consultation with the industry on the detailed RBCT and impact assessments will commence in 2010 with a target timeline for implementation of the framework on a parallel basis by 2011. In other areas regulation is similar to the insurance industry.

        The regulators acknowledge that comprehensive regulatory and supervisory frameworks need to be developed to support the sound expansion of the Takaful industry. The regulators are taking steps to, among other things: (i) review the Takaful Act 1984 and subsidiary legislation to address existing inadequacies of the acts; (ii) progressively increase the statutory minimum paid up capital for Takaful operators; (iii) introduce accounting standards for Takaful businesses and draft model accounts for Takaful operators; and (iv) monitor and refine further code of ethics and standard market practices for Takaful operators.

        BNM has announced that it is undertaking a comprehensive review of the Takaful Act 1984. Detailed proposals of the legislative changes are expected to be finalized by the end of 2010.

China—CITIC-Prudential Life Insurance Company Limited

Overview

        CITIC-Prudential Life Insurance Company Limited (Prudential's joint venture with CITIC) is authorized to conduct life insurance business in China. As at the end of 2009, CITIC-Prudential Life had business in 31 cities across China, including in the key markets of Guangdong, Beijing, Shanghai, Hubei, Shandong, Zhejiang, Jiangsu, Tianjin, Guangxi, Fujian and Hebei.

        The body responsible for regulation of the insurance sector is the CIRC established in 1998. CIRC reports directly to the State Council. The main laws and regulations that govern the CITIC-Prudential joint venture in China are the Insurance Law of the People's Republic of China (enacted in 1995 and amended in 2009) and the Regulation on the Administration of Foreign Funded Insurance Companies (enacted in 2001) and the Regulation on the Administration of Insurance Companies (enacted in 2004 and amended in 2009).

        CIRC is authorized to conduct administration, supervision and regulation of the Chinese insurance market, and to ensure that the insurance industry operates in a stable manner in compliance with the law. It drafts relevant regulations regarding insurance supervision, examines and approves the establishment of insurance companies and their branches and supervises market conduct. In November 2008, to ensure enforcement of the regulations, CIRC established a special department, namely the inspection bureau, to strengthen the function of investigating significant non-compliance issues and the conduct of insurance companies and the handling of complaints. CIRC has local offices in all the provinces and selected direct administrative cities and regions across the country. One of the key responsibilities of the local offices is to set and administer implementation rules and guidelines in the application of the regulations introduced by CIRC. The local offices will also regulate many aspects of the insurance companies' activities within the locations for which they are responsible, including but not limited to business, sales and agent conducts, sales licensing practices, approving new sales offices and assessing minor administrative penalties.

        CIRC has focused specific attention on the area of risk prevention. Accordingly, it has identified five lines of defence against risks, namely internal management and control systems, supervision of solvency adequacy, on-site inspection, fund management regulation and insurance security fund. In 2008, in response to the global financial crisis, more importance has been attached to the supervision of internal control systems, corporate governance, marketing conduct and information disclosure of insurance companies. In addition to the introduction of additional regulations and rules, a classified supervision system was developed by the regulator to detect and monitor the operation and financial risks of the industry. Under the system, insurance companies will be classified into four groups based on the risk indicators relating to solvency margins, corporate governance, capital management, financial status and market conduct. Different administrative measures such as risk warning, on-site inspection, restriction of business expansion and investment, may be imposed on different groups.

        China promulgated a new Anti-Money Laundering ("AML") Law applicable to all financial institutions in November 2006. The People's Bank of China ("PBOC") was entrusted with the responsibility and authority for regulating all AML activities in China. PBOC also introduced several additional AML measures between November 2006 to June 2007 to provide specific rules and guidelines in the application of the AML Law. The areas covered would include customer identification, reporting of large volume and other suspicious transactions, record-keeping and reporting of suspicious transactions involving terrorism financing.

Capital requirements

        The minimum registered paid-up capital of a foreign invested insurance company is RMB200 million. A similar requirement is imposed on a Chinese branch of a foreign insurance company. Both foreign invested insurance companies and Chinese branches of foreign insurance companies are required to maintain a solvency ratio that is not lower than 100 per cent. Under relevant PRC regulations, the solvency ratio is the ratio of actual capital to the minimum capital requirement applicable to the insurer pursuant to relevant regulations. The actual capital is the difference between the admitted assets and admitted liabilities. The CIRC requires solvency reports to be submitted quarterly, annually or ad hoc as required by the CIRC. Where an insurer is not able to meet its solvency requirement, it is required to immediately report to the CIRC.

Reserve requirements

        The CIRC has promulgated various rules and regulations on the reserves to be established and maintained by insurers, and the reserve requirements pursuant to such rules and regulations depend on the nature and type of insurance product. Reserves that the CIRC generally requires a life insurer to maintain include an unearned premium reserve, a life insurance reserve, a long-term health insurance reserve and an insurance -claims payment reserve. The reserve amounts are generally determined with reference to, among other things, actuarial projections of future cash flows.

Statutory and other deposit requirements

        A foreign invested insurance company is required to deposit 20 per cent of its registered capital and a foreign insurer's Chinese branch is required to deposit 20 per cent of its working capital with a bank designated by the CIRC. This statutory deposit may only be used to discharge debts owed by an insurer in the event that it is put into liquidation or declared bankrupt.

        A life insurer is required by the CIRC to contribute up to 1 per cent of its total assets to an insurance protection fund, which is a non-governmental fund maintained by a state-owned fund management company. In the event any insurer is put into liquidation or declared bankrupt or deemed by the CIRC to pose material risks to the public interest and financial stability, this insurance protection fund may be used, among other things, to pay policyholders or other life insurance companies accepting life policies assigned from the insolvent life insurer.

Separate accounts requirement

        An insurer is required to maintain assets in separate accounts for certain types of products specified by the CIRC, including participating, universal life and investment-linked products. Establishment, amalgamation, demerger and closure of investment accounts maintained in respect of investment-linked products are subject to the approval of the CIRC.

Asset management

        An insurer is required to invest its insurance funds in a stable and prudent manner. An insurer may only invest its insurance funds in bank deposits, securities, including, without limitation bonds, stocks and securities, investment fund shares, real estate and other permitted investments as stipulated by the China State Council. The CIRC also sets caps on the proportion of an insurer's total investments that can be held in particular classes of assets. Such caps may be revised by the CIRC from time to time. The approvals of the CIRC and State Administration of Foreign Exchange are required if the insurer wishes to invest insurance funds denominated in foreign currencies offshore.

Reinsurance

        An insurer may reinsure its liabilities within its authorized scope as stated in its insurance business permit and business licence. An insurer is required to implement a comprehensive risk management system and report to the CIRC annually regarding its reinsurance arrangements. An insurer may only cede its liabilities to reinsurers who satisfy the CIRC's credit rating requirements (as specified from time to time) or are Chinese state-owned reinsurers.

Regulation of products

        Products which are legally mandatory, newly developed life insurance or may concern the public interest are required to be reviewed and approved by the CIRC before they can be introduced to the market for sale.

Financial reporting requirements

        The CIRC requires each insurer to file with the CIRC monthly financial accounts, annual audited financial statements and annual audited solvency statements prepared in accordance with applicable Chinese laws, rules and regulations.

Thailand—Prudential Life Assurance (Thailand) Public Company Limited

Overview

        Prudential Life Assurance (Thailand) Public Company Limited is authorized to carry on long-term insurance business in Thailand.

        In Thailand, the insurance business is regulated and supervised by the Office of Insurance Commission ("OIC"). The OIC came about as a result of the September 2007 statutory transformation of the Department of Insurance of the Ministry of Commerce. The OIC is now the independent regulatory organization handling day-to-day insurance business affairs and reporting to the Ministry of Finance. The Secretary General of the Insurance Commission holds the statutory appointment of Insurance Registrar. Each quarter, insurers must contribute a proportion of their insurance premia to the OIC to cover the

OIC's operational expenses. The current rate for life insurers is between 0.1 per cent and 0.3 per cent (depending on the type of policy, its duration and payment terms) and the current rate for non-life insurers is between 0.2 per cent and 0.3 per cent (depending on the amount of insurance premia received).

        The Insurance Commission Act 2007 embodies the Insurance Commission, the principal decision-maker for the insurance business. The Insurance Commission consists of a 13-member Board, chaired by the Permanent Secretary of Finance and includes the Permanent Secretary of Commerce, the Secretary General of the Consumer Protection Board, the Governor of the Bank of Thailand and the Secretary General of the Securities and Exchange Commission as ex officio commissioners. The other six to eight Commissioners are selected from experts in the fields of law, accountancy, business administration, finance, economics and insurance.

        The life insurance business is governed by the Life Insurance Act 1992 (as amended by the Life Insurance Act (No. 2) 2008). As well as governing the operations of the life business, this Act regulates funds, investments and insurance policies and impose a variety of statutory requirements. The OIC has the power to manage and supervise insurance companies, protect insured persons and the general public, implement policies with respect to insurance funds, and regulate the professional conduct, qualifications and licensing of insurance brokers, agents and actuaries.

        In the private sector, the Thai Life Assurance Association and the General Insurance Association play an active development role for their membership and support the insurance business as its representative bodies.

Capital requirements

        A branch office of a life foreign insurer must maintain assets in Thailand of not less than the amount of the capital funds required pursuant to relevant Thai regulations. In addition, life insurers are required to maintain capital funds at the greater of 2 per cent of their insurance reserve and 50 million Thai Baht. In its Early Intervention Guidelines, the OIC requires insurers to maintain capital funds of more than 150 per cent of the amount required by law. An insurer that fails to maintain capital funds in line with these guidelines and does not take corrective action to address the deficiency will be subject to sanctions in the form of a range of restrictions on its investment and other business activities.

        The 2008 amendments to the Life Insurance Act require the implementation of risk-based capital adequacy tests by 2011.

Reserve and asset management requirements

        The OIC requires a life insurance company to allocate a portion of its premium income to an insurance reserve for policies that remain in force. The insurance reserve may consist of a mixture of different classes of assets. The assets in the insurance reserve must match the insurer's liabilities as they come due over the duration of its policies. The types of assets that a life insurance company must place in its insurance reserve and the rules, conditions and basis for assessing the value of assets placed in the insurance reserve are regulated by the OIC.

        Thai regulations require every life insurer to place a security deposit with the OIC of not less than 20 million Thai Baht, which may consist of a mix of cash and certain types of bonds, treasury bills and similar specified instruments. Every life insurer is also required to place 25 per cent of its insurance reserves with the OIC.

        Under the Life Insurance Act of Thailand and relevant bankruptcy laws of Thailand, in the event that an insurer goes bankrupt, policyholders entitled to receive payment under their insurance policies have preferential rights to the assets placed with the OIC and have the right to receive payment from such assets as secured creditors. The amount which a policyholder may receive from the assets placed with the OIC and statutory fund is capped as 1 million Baht. Policyholders would also have preferential rights over the other assets of the insurer and the right to receive payment from such assets subject to the rights of secured creditors and certain other classes of preferred creditors.

Statutory fund

        Life insurance companies are required to contribute to a central life insurance fund intended to compensate policyholders in the event that an insurer is declared bankrupt or has its licence revoked. The OIC requires insurers to make payments twice a year into this central life insurance fund. The current amount payable is 0.1 per cent of the premium income received in the six months prior to the payment date.

Reinsurance

        When a life insurer wishes to cede its insurance liability under a policy by entering into a reinsurance treaty, it may only reinsure in respect of the net amount at risk that is outstanding on the policy as of each anniversary of the policy during its term.

        A copy of every reinsurance treaty that an insurer enters into must be submitted to the OIC within 30 days of the date of its execution. Life insurers should also inform the OIC in the event a reinsurance treaty is amended or terminated and provide details of the same. The OIC may, if it deems it appropriate, request a life insurer to submit the reinsurer's annual report as to the reinsurer's financial and business condition in the previous year.

        The OIC has proposed new reinsurance regulations which will require an insurer to adopt a formal reinsurance management strategy and submit it at regular intervals to the OIC for approval. The regulations will also prohibit an insurer from obtaining certain reinsurance without OIC approval, including finite risk reinsurance, financial reinsurance and other alternative risk transfer arrangements, and impose limitations on reinsurance that may be placed overseas based on the credit rating of the overseas reinsurers.

Regulation of products

        Insurance policies, including their related documents and endorsements, must be in the form approved by the OIC. The use of non-approved policy documentation may result in policyholders having the option to terminate the policy with a full refund of premiums or to continue to benefit under the policy as written (or as amended by the order of the OIC). Marketing materials for an insurance policy are deemed to form part of the policy with any inconsistency between the marketing materials and policy to be construed in favor of the policyholder or beneficiary.

        The premium rates for an insurance policy are also subject to the approval of the OIC. A notification issued by the OIC sets out the factors that it will take into account in determining premium rates.

        The OIC prohibits all insurers from underwriting policies denominated in currencies other than Thai Baht but insurers may access reinsurance from overseas that is denominated in foreign currencies.

        Life insurance policies are also affected by the eligibility criteria imposed by the Revenue Department of the Ministry of Finance on tax deductibility of premiums.

Regulation of agents and brokers

        Insurance agents and brokers are licensed by the OIC. The OIC imposes caps on the commission rates that insurers may pay to insurance agents and brokers. The OIC prohibits insurers from paying commissions to other persons.

        The OIC imposes general obligations on insurance agents and brokers in relation to their dealings with customers. It also imposes specific requirements on telephone sales, including restrictions on hours of operation, pre-vetting the types of policies that may be marketed, recording requirements and a 30-day cooling-off period, and on bancassurance.

Restrictions on foreign insurers

        Expansion of the branch office network of a foreign insurer in Thailand is restricted pursuant to the Life Insurance Act of Thailand. Consequently, a foreign insurer currently may not open additional branch offices in Thailand.

        Thai insurance companies generally must be at least 75 per cent Thai-owned. The Insurance Commission may allow up to 49 per cent foreign ownership and, where an insurer's condition or operation is likely to place policyholders or the public in jeopardy, the Minister of Finance may (on advice from the Insurance Commission) allow up to 100 per cent foreign ownership.

Restrictions on dividends and distributions

        Although there are no formal limitations on dividends or other distributions by a Thai insurer or the Thai branch of a foreign insurer, the approval of the Bank of Thailand is required for remittances outside Thailand. In practice, the Bank of Thailand will typically consult with the OIC before permitting a Thai insurer or the Thai branch of a foreign insurer to make any remittances outside Thailand.

Financial reporting requirements

        A life insurer is required to prepare and submit monthly and annual reports and interim quarterly and audited annual financial statements to the OIC in respect of both its branch offices and operations as a whole. A branch office of a foreign life insurance company must comply with the additional requirement of submitting an annual report of its parent company within five months of the end of the parent company's fiscal year. In addition, a certified actuarial report must be submitted annually by all insurers. An insurer is also required to post summary financial information on its website and at its head office and branch offices.

Philippines—Pru Life Insurance Corporation of UK

        Pru Life Insurance Corporation of UK is licensed and regulated by the Insurance Commission (the "IC") as a life insurance company.

        The Insurance Code of the Philippines, as amended, ("Insurance Code") gives the power to supervise and regulate the operations and business of insurance companies to the IC. The IC is a government agency under the Department of Finance, and is headed by the Insurance Commissioner. The IC is a part of the Anti-Money Laundering Council together with the Bangko Sentral ng Pilipinas and the Securities and Exchange Commission ("SEC").

        The mandate of the IC is to regulate and supervise the insurance industry in accordance with the provisions of the Insurance Code in order to ensure that adequate insurance protection is available to the public at a fair and reasonable cost and to ensure the financial stability of the insurance industry so that all legitimate claims of the insured public are met promptly and equitably. The objectives of the IC are to promote growth and financial stability of insurance companies, to develop professionalism in the insurance services industry, to develop insurance consciousness among the general populace, to establish a sound national insurance market, and to safeguard the rights and interests of the insured.

        The IC issues licenses to insurance companies, reinsurance companies, agents, general agents, resident agents, underwriters, brokers, adjusters and actuaries. It also has the authority to suspend or revoke such licenses under certain circumstances and after observance of the required procedure under the IC Rules of Procedure.

        The Insurance Code empowers the IC to adjudicate insurance claims and complaints involving any loss, damage or liability where the amount involved does not exceed Php 100,000.00 for any single claim. Decisions or orders of the IC may be appealed to the Court of Appeals. Moreover, informal and administrative complaints against malpractices by insurance companies or agents may also be filed with the IC. The IC is available to render assistance in settling any controversy between an insurance company and a policyholder relating to insurance.

India—ICICI Prudential Life Insurance Company Limited

        ICICI Prudential Life Insurance Company Limited (Prudential's joint venture with ICICI) is authorized to carry on long-term insurance business in India.

        Insurance is subject to federal regulation in India. The primary legislation is the Insurance Act, 1938, and the Insurance Regulatory & Development Authority Act, 1999. The Insurance Regulatory & Development Authority (the "IRDA") is the key regulator for the ICICI Prudential Life Insurance operation.

        The IRDA's duties include the issue of certificates of registration to insurance companies, and it has a mandate to protect the interests of the policyholder, to regulate, promote and ensure the orderly growth of the insurance industry. Regulatory direction is currently focusing on corporate governance and disclosures to stakeholders. IRDA's regulations also encourage the sale of insurance to customers in rural parts of India.

        In his Budget speech on February 26, 2010 the Finance Minister of India stated that a Financial Stability and Development Council will be set up, to strengthen and institutionalize the mechanism for maintaining financial stability without prejudice to the autonomy of regulators. It is proposed that this Council would monitor macro-prudential supervision of the economy, including the functioning of large financial conglomerates, and address inter-regulatory coordination issues. It will also focus on financial literacy and financial inclusion.

Indonesia—PT. Prudential Life Assurance

        PT. Prudential Life Assurance is authorized to carry on long-term (for an indefinite period) insurance business in Indonesia.

        The insurance industry is regulated by the Insurance Bureau under the Capital Market Supervisory Board and Financial Institution of the Ministry of Finance. Previously, insurance companies in Indonesia were supervised by the Directorate of Insurance under the Directorate General of Financial Institutions of the Ministry of Finance (the "MoF"). In December 2005, the Government of Indonesia merged the Capital Market Supervisory Board and Directorate General of Financial Institutions under a single Capital Markets Supervisory Board and Financial Institution (the "Bapepam LK"). The current role of Bapepam LK is to act as a supervisory board, with responsibility over capital markets, pension funds, insurance and other non-banking financial institutions with the objective to manage risks in the financial sector, as well as to increase consumer protection and market confidence and promote transparency and strong financial business practices and standards.

        The MoF issued decrees on business conduct, auditing, solvency, and the licensing of insurance companies. These decrees were supplemented by implementing regulations issued by the Bapepam LK.

        The local Life Insurance Association (the "AAJI") continues to act as a conduit between insurers and the MoF and Bapepam LK in terms of the development of new regulations and guidelines.

        The implementation of anti-money laundering controls in the insurance industry is monitored by the Indonesian Financial Transaction Reports and Analysis Center (the "PPATK"). The PPATK is an institution with the mission of preventing and eradicating money laundering in Indonesia. The Money Laundering Criminal Act Law (UU-TPPU) is the governing statute that establishes and empowers the PPATK as the key authority in the anti-money laundering regime in Indonesia.

        Prudential's operations in Indonesia are authorized to distribute life insurance products with either conventional or Shariah principles. Whilst the regulations for life products with conventional principles are fully developed (in accordance to current market conditions), the government has promulgated new regulations in relation to life products with Shariah principles. In addition, to accommodate significant developments in the Indonesian insurance industry over the past few years, the government is taking proactive measures to revisit Law No. 2 of 1992 on Insurance Business. Meetings with various insurance associations have been conducted by the Government over the past year to obtain input from local as well as joint venture insurance companies. The amendment of Law No. 2 of 1992 on Insurance Business is expected to be promulgated in 2011.

Japan—PCA Life Insurance Company Limited ("PCA Life Japan")

        The Financial Services Agency of Japan (the "JFSA") regulates insurance companies and other financial institutions. In particular, the Insurance Business Division of the JFSA specifically undertakes the supervision of insurance companies. The fundamental principles underlying insurance regulation are set out in the Insurance Business Law. PCA Life Japan is licensed by the Prime Minister of Japan (who delegates most of the supervisory functions to the JFSA) as a life insurance company.

        On April 1, 2010, the Commercial Code of Japan was revised and the "insurance contract law" became a separate piece of legislation from the Commercial Code of Japan, now known as the "Insurance Act".

        In response to the recent financial crisis, the JFSA revised the "solvency margin ratio", an indicator for regulatory purposes, to introduce stricter rules for the calculation of capital and risk measurements and to ensure its appropriateness by involving an appointed actuary. The new standard is to become effective for the fiscal year ending on March 31, 2012. However, reporting of the solvency margin ratio on the new basis will be required for the fiscal year ending on March 31, 2011 for monitoring purposes. The new solvency margin standard was officially issued on April 9, 2010.

        On January 15, 2010, Prudential's Japanese insurance subsidiary announced the cessation of the underwriting of new policyholder contracts post February 15, 2010. This decision will be reviewed on an ongoing basis in the light of changes to the business environment. Prudential reinforced its commitment to honoring all existing policyholder contracts and providing policyholders with an appropriate level of customer service. This cessation does not affect Prudential's asset management business in Japan, which is a separate entity from the insurance business with its own operating platform and distribution networks.

Vietnam—Prudential Vietnam Assurance Private Limited

        Prudential Vietnam Assurance Private Limited is licensed and regulated by the Ministry of Finance of Vietnam (the "MOF") as a life insurance company. Currently, the applicable law does not permit an insurance company to operate both life and non-life insurance at the same time, unless a life insurance company conducts personal health and protection care insurance as a supplement to life insurance.

        The MOF is responsible for carrying out state administration of insurance business for and on behalf of the Government. The Insurance Division of the MOF specifically undertakes the supervision of insurance companies. The fundamental principles of the operation of insurance companies are set out in the Insurance Business Law.

        The first insurance regulation that was implemented in Vietnam was the governmental decree on insurance No. 100/CP which was issued in late 1993. As the Vietnamese insurance market grew, the first law on insurance business, the Insurance Business Law, was passed in 2000 by the National Assembly of Vietnam. In 2001, the Government promulgated further regulations relating to the implementation of the Insurance Business Law.

        At the end of 2007, many of the current insurance regulations were revised and a number of new regulations were introduced, including: minimum legal capital requirements for insurance enterprises, equivalent to VND 600 billion, security deposit requirements equivalent to 2 per cent of legal capital, new regulations for investment-linked products such as universal life and unit-linked products. The MOF has also provided specific regulations on establishing new insurance companies, modification of licenses or opening/closure of insurers' branches/representative offices and agent recruitment and training.

        Generally, the Insurance Business Law and its guiding regulations focus mainly on administrative supervision of insurance operations. In practice, the Insurance Business Law reserves most of its items for insurance contracts (the terms and conditions of policy) in order to protect policyholders' interests. Furthermore, the MOF has set a proactive insurance supervisory agenda on controlling the solvency of insurance companies in order to take timely intervention to the insurance market by issuing the new regulation on bankruptcy procedures for insurers, securities, financial institutions in late 2008.

2.    Regulation of investment and funds businesses and other regulated operations

        Prudential conducts investment and fund businesses through subsidiaries or joint ventures in the following countries in Asia: The People's Republic of China, Dubai (Dubai International Financial Centre), Hong Kong, Republic of India, Japan, Republic of Korea, Malaysia, Republic of Singapore, Taiwan and Socialist Republic of Vietnam. All operations are authorized and licensed by the relevant authorities, or exempted from licensing under the relevant regulations.

Hong Kong

Overview

        Certain types of products and services offered by Prudential in Hong Kong are regulated under separate statutory regimes by other regulatory bodies, including the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (the "MPFSO") , administered by the Mandatory Provident Fund Schemes Authority (the "MPFA") for compulsory Mandatory Provident Fund ("MPF. In addition, the selling of MPF products by agents is regulated by the MPFA. The MPFA is responsible for the licensing and supervision of trustees who wish to administer MPF schemes and MPF intermediaries.

        The Securities and Futures Ordinance (the "SFO") and other subsidiary legislation comprise the laws in Hong Kong relating to certain investment-linked products including MPF and ORSO retirement schemes, securities dealing, investment advisory and investment management services. The Hong Kong Securities and Futures Commission (the "HKSFC") is the statutory body responsible for the administration of the SFO and the related subsidiary legislations and rules.

        The Hong Kong branch of PAC is regulated by the HKSFC for its operations relating to investment-linked products. It is also registered with the MPFA as a MPF corporate intermediary.

        Prudential Asset Management (Hong Kong) Limited ("PAMHK"), incorporated in Hong Kong, is ultimately a wholly-owned subsidiary of the Company. PAMHK is licensed with the HKSFC and is authorized to carry out Type 1 (Dealing in Securities), Type 4 (Advising on Securities) and Type 9 (Asset Management) regulated activities in Hong Kong.

        PAMHK is registered with the China Securities Regulatory Commission ("CSRC") as a QFII (Qualified Foreign Institutional Investors) license holder.

        BOCI-Prudential Asset Management Limited ("BOCIP"), incorporated in Hong Kong, is a joint venture between Prudential Corporation Holdings Limited (36 per cent) and BOCI Asset Management Limited (64 per cent). BOCIP is licensed with the HKSFC, and is authorized to carry out Type 1, Type 4, Type 5 (Advising on Futures Contracts), Type 6 (Advising on Corporate Finance) and Type 9 regulated activities in Hong Kong. It is also registered with the MPFA as a MPF intermediary. BOCIP offers a comprehensive range of investment products, including MPF products, pension funds, retail unit trusts, institutional mandates and other advisory funds. It also offers private investors and institutional clients investment portfolios and charity fund management services. As one of the pioneers in the asset management industry in Hong Kong, BOCIP launched a series of capital guaranteed funds linked to various underlying indices or baskets of stocks with varying currencies and maturities, as well as certain exchange traded funds which are listed in Hong Kong.

        BOCI-Prudential Trustee Limited is a joint venture between Prudential Corporation Holdings Limited (36 per cent) and BOC Group Trustee Company Limited (64 per cent). The company is incorporated in Hong Kong and is an approved trustee under the MPFSO and an associated entity to the BOCIP under the SFO.

Regulation under the MPFSO

        Companies that operate compulsory retirement schemes in Hong Kong are regulated under the MPFSO. The MPFA shares responsibility with other regulatory bodies for supervision of the institutions, such as banks and insurance companies, that act as MPF intermediaries that provide MPF products to customers. The MPFSO includes rules on prudential management and the permissible investments that may be made using scheme funds, accounting and reporting requirements and the powers of the MPFA to intervene and terminate a trustee's administration of a scheme.

Regulation under the SFO

        Companies that wish to conduct business in regulated activities (as stipulated in the SFO) which include, but are not limited to, Type 1 (Dealing in Securities), Type 4 (Advising on securities) and Type 9 (Asset Management) in Hong Kong must be licensed to do so under the SFO, and the marketing and promotion of certain financial products and schemes that involve investment in securities is also regulated under the SFO. Licensed corporations under the SFO are subject to certain requirements which include, but are not limited to; financial adequacy and reporting and directors, senior management and individuals responsible for carrying out the regulated activities in Hong Kong must satisfy suitability and qualification requirements and be approved by the HKSFC.

        The operation, marketing and promotion of investment-linked products and schemes, including long-term insurance schemes by insurers, is subject to authorization by the SFC in accordance with Part IV of the SFO and related codes and guidelines issued by the SFC that require certain information to be disclosed to potential investors and impose restrictions on the content of advertisements and the claims that can be made with respect to risks and potential returns on an investment.

Japan

        PCA Asset Management Limited ("PCAAM") is registered with the Kanto Local Finance Bureau to engage in (a) second financial instruments business, (b) investment management business, (c) investment advisory & agency business and (d) ancillary business under the Financial Instruments and Exchange Law ("FIEL") which became effective as of September 30, 2007.

        PCAAM is a member of the Investment Trusts Association, Japan and also a member of the Japan Securities Investment Advisers Association. Both the associations are self-regulatory bodies under FIEL. PCAAM is required to comply with the policies and regulations issued by these associations, which are authorized to conduct on and off-site inspection in addition to the inspection conducted by the

Securities and Exchange Surveillance Commission which is part of the Financial Services Agency of Japan ("the JFSA").

        Under its registration in respect of second financial instruments business, PCAAM focuses on explaining the products. PCAAM does not set up or maintain customer accounts for purposes of settlement, which are to be opened at relevant sales companies. The investment advisory & agency business is limited to the investment advisory business excluding agency business.

Korea

        Prudential conducts fund business in Korea through an indirect, wholly owned subsidiary, PCA Investment Trust Management Co. Ltd. The bodies responsible for the regulation of asset management companies, investment advisers and discretionary management companies are the Financial Services Commission ("FSC") and its executive arm, the Financial Supervisory Service ("FSS").

        Traditionally, the FSC in Korea operates in a prescriptive way, with a significant amount of detailed regulation that asset management companies must comply with. In recent years, the style of regulation of the indirect investment industry has been changing in line with the trend towards liberalization of financial services. In particular, the regulator is focusing on deregulation in asset management and product design activities and shifting towards a principles-based regulatory regime.

Taiwan

        The body responsible for regulation of the Securities Investment Trust Enterprises ("SITE"), Securities Investment Consulting Enterprises ("SICE") and discretionary investment business is the Securities and Futures Bureau ("SFB") under the Financial Supervisory Commission ("FSC"). The SFB is responsible for promulgating laws, regulations and policies in relation to these business areas.

        PCA Securities Investment Trust Co., Ltd is registered as a SITE with the FSC. It is compulsory that all SITEs are members of the Securities Investment Trust and Consulting Association ("SITCA"), which is a self-regulatory organization ("SRO"). SITE and SICE may not commence business without being admitted as members of the Association. SROs support the regulatory and administrative operations entrusted to the SFB by adopting self-regulatory rules and overseeing self-regulation by its members, establishing a membership disciplinary framework and carrying out matters that the SFB has authorized it to handle, such as previewing product filing documents before submission for the SFB's final review. The SRO also acts as liaison between the SFB and its members for matters of business development.

China

        CITIC-Prudential Fund Management Company Limited, a joint venture between Prudential and CITIC Group (China International Trust and Investment Corporation), is regulated by the China Securities Regulatory Commission ("CSRC"). The CSRC supervises the establishment of fund management companies ("FMCs") and the launch of securities investment funds.

        The legislative framework of China's fund industry comprises the China Securities Investment Funds Law (the "Fund Law") and a set of ancillary regulations (the "Fund Regulations"). While the Fund Law and Fund Regulations spell out the rules and requirements which must be adhered to by all FMCs, the supervisory approach of CSRC, to a certain extent, is also principles-based. The Chinese authorities aim to protect the legitimate rights and interests of investors and other relevant parties, and thereby to promote the healthy development of securities investment funds and securities markets.

India

        ICICI Prudential Asset Management Company Limited ("the AMC"), a joint venture between Prudential and ICICI Bank Ltd., is approved by the Securities and Exchange Board of India ("SEBI")

under SEBI (Mutual Funds) Regulations, 1996 to act as Investment Manager of ICICI Prudential Mutual Fund (the "Fund"). The Fund was set up as a Trust sponsored by Prudential (through its wholly-owned subsidiary Prudential Corporation Holdings Ltd) and ICICI Bank Ltd. ICICI Prudential Trust Limited (the "Trust Company"), a company incorporated under the Companies Act, 1956, is the Trustee to the Fund.

        Mutual funds in India are regulated by the guidelines and statutes promulgated under the SEBI (Mutual Funds) Regulations, 1996, the Indian Trusts Act, 1882, relevant provisions of the Companies Act 1956 and other applicable laws. Any change of control of the AMC by virtue of 10 per cent or more voting rights in the AMC or the right to appoint a majority of directors entitled to exercise control of the AMC will require the prior approval of the SEBI and the grant of an option to unit holders to exit the Schemes at the prevailing net asset value without any exit load.

        As specified by the Indian Trusts Act 1882 and reiterated by the SEBI regulations, all mutual funds are required to be in the form of trusts. The trustee functions are carried out by separately established trust companies or boards of trustees. In all cases, the trust deed must be approved by the SEBI. The AMC has obtained registration from the SEBI to act as a Portfolio Manager under SEBI (Portfolio Managers) Regulations 1993.

        Also, SEBI, via its letter dated May 31, 2005, conveyed that it had no objection to the AMC undertaking Advisory Services to Offshore Funds. The AMC has commenced the provision of Advisory Services.

        The AMC also received a mandate from the Central Board of Trustees, Employees Provident Fund Organization to act as a Portfolio Manager for the Funds of Employees Provident Fund, Staff Provident Fund and Pension and Gratuity Fund.

Recent regulatory trends

        SEBI has decided that all Mutual Funds shall have a systems audit conducted by an independent CISA/CISM qualified or equivalent auditor. Such an audit shall be conducted once every two years.

        SEBI has provided a framework to facilitate transactions in Mutual Fund schemes through the Stock Exchange. For this purpose, Mutual Funds along with Registrar and Transfer Agents, Depositories and Depository Participants, shall take steps to facilitate the same.

Singapore

        Prudential Asset Management (Singapore) Limited ("PAMS"), an indirect wholly-owned subsidiary of Prudential plc, holds a Capital Markets Services ("CMS") license, to conduct the regulated activities of fund management and dealing in securities, issued by the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289. PAMS is also an exempt financial adviser under the Financial Advisers Act, Chapter 110. PAMS is included under the Central Provident Fund Investment Scheme ("CPFIS") and may manage unit trusts included under the CPFIS. In addition, PAMS is registered with the Securities and Exchange Commission, US, under the Investment Advisers Act of 1940; the Financial Services Commission of South Korea, as a Cross-border Investment Advisor under the Capital Market Consolidation Act and the Securities and Exchange Board of India ("SEBI") under the SEBI (Foreign Institutional Investors) Regulations, 1995. Further, PAMS is relying on the Class Order Exemption CO 03/1102 from the Australian Securities and Investments Commission for exemption from the need to hold an Australian financial services license for provision of services to wholesale clients in Australia.

        Prudential Property Investment Management (Singapore) Pte. Ltd. ("Prupim SGP") is an indirect wholly-owned subsidiary of Prudential plc. It is a real estate fund management company, and operates in Singapore as an exempt fund manager and exempt financial adviser under the Securities and Futures Act and the Financial Advisers Act respectively.

        As an exempt fund manager and exempt financial adviser, Prupim SGP provides services to not more than 30 qualified investors (for fund management services) and accredited investors (for financial advisory services).

Malaysia

        Prudential Fund Management Berhad ("PFMB") was incorporated in November 2000 and is a wholly-owned subsidiary of a Malaysian incorporated company, Nova Sepadu Sdn Bhd, which is in turn a subsidiary of Prudential.

        Prudential Al Wara' Asset Management Berhad ("WARA") was incorporated in June 2009 and is a wholly-owned subsidiary of Prudential Corporation Holdings Limited. WARA is an Islamic Shariah-compliant asset management company. Both PFMB and WARA are regulated by the Securities Commission (the "SC"), which is a statutory body formed under the Securities Commission Act 1993 ("SCA") which reports to the Minister of Finance. It has the power to investigate and enforce the areas within its jurisdiction. Among many other things, SC regulates all matters relating to unit trust schemes and supervises licensed persons dealing in assets and fund management activities and products. The Guidelines on Unit Trust Funds issued by the SC set out requirements to be complied with by any person intending to establish a unit trust fund in Malaysia and issue, offer or invite any person to subscribe or purchase units of a unit trust fund. Underpinning all its functions is the SC's ultimate responsibility of protecting the investor. Apart from discharging its regulatory functions, the SC is also obliged by statute to encourage and promote the development of the securities and futures markets in Malaysia.

Dubai

        Prudential Asset Management Limited ("PAMD") was incorporated in the Dubai International Financial Centre ("DIFC") in September 2006. PAMD is an ultimately wholly-owned subsidiary of Prudential plc.

        PAMD is regulated by the Dubai Financial Services Authority ("DFSA"), which is the independent regulator for DIFC. PAMD holds a license for Dealing in Investments as Agent, Managing Assets, Arranging Credit or Deals in Investments, Advising on Financial Products or Credit, Arranging Custody, Operating a Collective Investment Fund, Providing Fund Administration and Operating an Islamic Window and has a Retail Endorsement on its license.

        The supervisory approach of DFSA, to a large extent, is risk-based.

Vietnam

        Prudential Vietnam Fund Management Private Limited Company ("PVN FMC") was established and currently operates under Business Registration Certificate No. 410400113 issued by the Department of Planning and Investment of Ho Chi Minh City on May 24, 2005 and Licence No. 03/UBCK-GPHDQLQ dated May 26, 2005 and Decision No. 459/QD-UBCK dated August 13, 2007 by the State Securities Commission of Vietnam (SSC) for operation in securities investment fund management and securities portfolio management.

        Prudential Vietnam Assurance Private Limited is the sole owner of PVN FMC.

        PVN FMC is regulated by the State Securities Commission of Vietnam ("SSC"), which is overseen by the Ministry of Finance ("MOF"). Given its mandate which is to establish and develop the securities markets, the SSC supervises the organization, and operation of securities investment funds and fund management companies.

        In late 2007, Prudential also opened a separate consumer finance business in Vietnam authorized by the State Bank of Vietnam.

UK Supervision and Regulation

The Financial Services and Markets Act 2000

        Prudential's insurance and investment businesses in the United Kingdom are regulated by the Financial Services Authority ("FSA"), the statutory regulator granted powers under the Financial Services and Markets Act ("FSMA 2000"). In addition, those businesses are subject to various United Kingdom laws (for example, the Data Protection Act 1998 in relation to the processing of customer data and various Pension Acts) some of which require the relevant Prudential entity to be licensed or registered.

Risk-based regulation

        The FSA employs a risk-based regulatory approach to supervision under the FSMA 2000 pursuant to which each regulated firm's risk is assessed by the FSA using a risk assessment methodology known as ARROW (Advanced, Risk-Responsive Operating Framework). This is a high-level review aimed at assessing the significance of a particular risk posing threats to the FSA's statutory objectives under the FSMA 2000. These objectives relate to maintaining market confidence, the protection and enhancement of the stability of the UK financial system, promoting public awareness, securing consumer protection and the reduction of financial crime.

        The ARROW framework, supported by a 'close and continuous' relationship, is the core of the FSA's risk-based approach to regulation. Using this process, the FSA will consider the particular risks a firm might pose to its statutory objectives by assessing the impact and probability of particular risks materializing.

        Prudential is regarded by the FSA as a high impact firm in view of the nature and complexity of its business and as such receives ARROW assessments at least once in every two-year regulatory period. The last ARROW assessment across Prudential (including Prudential UK) was conducted in July 2008, and the final letter setting out the results of the assessment and the accompanying Risk Mitigation Program which sets out the intended outcomes and follow-up work associated with the assessment was received by Prudential in December 2008. An updated version was provided (for both the Prudential Group and UK businesses) in October 2009.

        Between ARROW visits, the FSA meets regularly with members of senior management and persons holding controlled functions to understand developing strategy and challenges and key issues arising and in particular any significant risks identified and how Prudential is mitigating these. This 'close and continuous' monitoring is supported by focused (relating to a firm or group) and themed (relating to the industry or market as a whole) visits where appropriate. In advance of discussions, the FSA request relevant mandatory management information at prescribed intervals, which helps to frame the agenda for these meetings.

Overview of FSMA 2000 regulatory regime

Single regulator

        The FSA is currently the single regulator for all authorized persons with respect to regulated activities in the financial services sector. In this regard, the FSA is authorized to make rules and issue guidance in relation to a wide sphere of activity encompassing the governance of a firm, the way it conducts its business and the prudential supervision of firms. On May 25, 2010 it was announced that the UK government would be introducing legislation to give the Bank of England control of macro-prudential regulation and oversight of micro-prudential regulation.

Permission to carry on "Regulated Activities"

        Under the FSMA 2000, no person may carry on or purport to carry on a regulated activity by way of business in the United Kingdom unless he is an authorized person or is an exempt person. A firm which is authorized by the FSA to carry on regulated activities becomes an authorized person for the purposes of the FSMA 2000. "Regulated activities" are currently prescribed in the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001 (as amended) and include insurance and investment business, as well as certain other activities such as establishing, operating and winding up stakeholder or personal pension schemes, the mediation of general insurance and certain mortgage mediation and lending activities. When authorizing a firm, the FSA will limit the permissions it grants to the regulated activities in which the firm is intending to engage.

Authorization procedure

        In granting an application by a firm for authorization, the FSA may delineate the scope of, and include such restrictions on, the grant of permission as it deems appropriate. In granting or varying the terms of a firm's permissions, the FSA must ensure that the firm meets certain threshold conditions, which, among other things, require the firm to have adequate resources for the carrying on of its business, and to be a fit and proper person, having regard to all the circumstances.

        Once authorized, and in addition to continuing to meet the threshold conditions for authorization, firms are obliged to comply with the FSA's "Principles for Businesses", which are high level principles for conducting financial services business in the United Kingdom.

        Moreover, the FSMA 2000 obliges firms to secure the FSA's prior approval of the appointment of individuals performing certain important functions within a firm or on its behalf with respect to the carrying on of regulated activities (approved persons).

Principles for Businesses

        An authorized firm will be subject to a range of ongoing regulatory requirements from the FSA, including compliance with general principles as well as more specific conduct of business rules and financial resources requirements. A key feature of the FSA regime is the existence of 11 "Principles for Businesses", by which all firms are expected to abide. These cover key areas such as the firm's relationship with the FSA and the need to act with integrity as well as to treat customers fairly.

        In the wake of the recent financial crisis, the FSA has announced and has followed a new strategy of "intensive supervision" and a move to what it has described as "outcomes-focused regulation". This has been coupled with a publicly announced strategy of "credible deterrence", involving an increased focus on its enforcement activities.

Application of FSMA 2000 regulatory regime to Prudential

        Each of Prudential's principal UK insurance and investment businesses is subject to regulation and supervision by the FSA in the carrying on of its regulated activities. The following discussion considers, in turn, the main features of the FSMA 2000 regime applicable to the Group's insurance and investment businesses in the United Kingdom.

Regulation applicable to the Prudential's insurance and investment businesses

Supervision of management and change of control of authorized firms

        The FSA closely supervises the management of authorized firms through the "approved persons" regime, under which any appointment of persons who hold a "controlled function" including functions that enable the exercise of significant influence over an authorized firm must be preapproved by the FSA.

        The FSA also regulates the acquisition and increase of control over UK authorized firms. Under the FSMA 2000, any person proposing to acquire control of or increase control over an authorized firm must first obtain the consent of the FSA. The assessment process and assessment criteria for this process are set out in the FSMA 2000. In considering whether to grant or withhold its approval to the acquisition of control, the FSA must consider, among other things, the suitability of the person seeking consent and seek to ensure the sound and prudent management of the UK authorized firm.

        "Control" for these purposes includes a holding of 10 per cent or more in the share capital or entitlement to 10 per cent of more of the exercise of voting power of an authorized firm or its parent undertaking. When determining a person's level of control, that person's holding of shares or entitlement to exercise voting power will be aggregated with the holdings or entitlements of any person with whom he is "acting in concert". A person will be treated as increasing his control over an authorized firm, and therefore requiring further approval from the FSA, if the level of his shareholding or entitlement to voting power in the authorized firm or, as the case may be, its parent undertaking, increases by any threshold step. The threshold steps occur on the acquisition of 10 per cent, 20 per cent, 30 per cent and 50 per cent of the shares or voting power in an authorized firm or its parent undertaking.

        The Acquisitions Directive was introduced across the EU on March 21, 2009, establishing EU-wide procedural and evaluation criteria for the prudential assessment of acquisitions and increases of holdings in the financial sector. The Financial Services and Markets Act 2000 (Controllers) Regulations 2009 gave effect to the Acquisitions Directive in the UK by making various changes to the FSMA 2000.

Intervention and enforcement

        The FSA has extensive powers to investigate and intervene in the affairs of an authorized firm. The FSMA 2000 imposes on the FSA statutory obligations to monitor compliance with the requirements imposed by, and to enforce the provisions of, the FSMA 2000, related secondary legislation and the rules made thereunder.

        The FSA's enforcement powers, which may be exercised against both authorized firms and approved persons, include public censure, imposition of unlimited fines and, in serious cases, the variation or revocation of permission to carry on regulated activities or of an approved person's approved status. In addition, the FSA may vary or revoke an authorized firm's permission if it is desirable to protect the interests of consumers or potential consumers, or if the firm has not engaged in regulated activity for 12 months, or if it is failing (or is likely to fail) to meet the threshold conditions for authorization. The FSA has further powers to obtain injunctions against authorized persons and to impose or seek restitution orders where persons have suffered loss. Once the FSA has made a decision to take enforcement action against an authorized or approved person (other than in the case of an application to the court for an injunction or restitution order), the person affected may refer the matter to the Financial Services and Markets Tribunal. Breaches of certain FSA rules by an authorized firm may also give a private person who suffers loss as a result of the breach a right of action against the authorized firm for damages.

        In addition to its ability to apply civil sanctions for market abuse, the FSA has the power to prosecute criminal offences arising under the FSMA 2000, insider dealing under Part V of the Criminal Justice Act 1993 and breaches of money laundering regulations. The FSA has indicated that it is prepared to prosecute more cases in the criminal courts where appropriate.

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

        Although the FSA has, with the exception of rules relating to with-profits policyholders, refrained from making detailed rules on how to comply with TCF, it has published a number of case studies providing an indication of its expectations of authorized firms in the areas of product development, complaints handling, financial promotions and systems and controls. TCF assessments of firms will be incorporated into the ARROW assessment process.

Prudential supervision

        As set out above, in order to maintain authorized status under the FSMA 2000, a firm must continue to satisfy the threshold conditions, which, among other things, require the firm to have adequate resources for the carrying on of its business. The FSA has published detailed rules relating to the maintenance of minimum levels of regulatory capital for all authorized firms including insurance and investment businesses in the Prudential Standards section of its Handbook. The capital adequacy requirements set out in the Handbook which include the type of capital held must be satisfied at all times by authorized firms.

        The FSA's regulatory capital rules for insurers and investment firms are primarily contained in the FSA's General Prudential Sourcebook ("GENPRU"), Prudential Sourcebook for Banks, Building Societies and Investment Firms ("BIPRU") and Prudential Sourcebook for Insurers ("INSPRU"). Although it has been the intention in recent years of the FSA to move towards a unified prudential regime for FSA authorized firms, the FSA has been obliged to revise this approach and its rules to accommodate developments at an international level, including EU legislation relating to the regulatory capital requirements for investment firms and financial groups.

The Financial Ombudsman Service

        Authorized firms must have appropriate complaints handling procedures and the principles of complaints handling are defined in the FSA Handbooks. However, once these procedures have been exhausted, qualifying complainants may turn to the Financial Ombudsman Service which is intended to provide speedy, informal and cost-effective dispute resolution of complaints made against authorized firms by individuals and small-business customers. The Ombudsman is empowered to order firms to pay fair compensation for loss and damage and may order a firm to take such steps as the Ombudsman determines to be just and appropriate in order to remedy a complaint. The Financial Ombudsman Service is funded by levies and case fees payable by businesses covered by the Ombudsman.

The Financial Services Compensation Scheme ("FSCS")

        The FSCS is intended to compensate individuals and small businesses for claims against an authorized firm where the authorized firm is unable or unlikely to be able to meet those claims (generally, when it is insolvent or has gone out of business). The scheme is divided into five sub-schemes of deposits, investments, insurance mediation, insurance business (life and general) and home finance, reflecting the different kinds of business undertaken by authorized firms. The scheme is funded by contributions from industry participants referable to the particular sub-schemes so as to minimize cross-subsidy between authorized persons whose businesses are not similar. The recent defaults by a number of deposit-takers have led to a large payout by the FSCS, which have been funded mainly by loans from the Bank of England and HM Treasury to the FSCS. The interest costs on the loans will be funded out of the deposits sub-scheme alone. However, the repayment of the loans is likely to be funded to an extent by the 'general pool' with such payments commencing 2011/12. The "general pool" is in part funded by levies on the Insurance sub-scheme in which Prudential sits.

        The FSA has committed to start a comprehensive review of the FSCS funding model and intends to consult with firms and other relevant industry bodies in 2010/2011.

Regulation of insurance business

        Effecting and carrying out contracts of insurance as principal are regulated activities for the purposes of the FSMA 2000, and the carrying on of such regulated activities is referred to as insurance business. Some of the Company's subsidiaries, including PAC, Prudential Annuities Limited, Prudential Retirement Income Limited, Prudential Pensions Limited, Prudential Holborn Life Limited and Prudential (AN) Limited carry on insurance business in the United Kingdom with the permission of the FSA and are regulated by the FSA under the FSMA 2000.

Conduct of business requirements for insurance business

        The Conduct of Business rules issued by the FSA apply differing requirements to the sale of general and long-term insurance contracts, as well as applying certain requirements to transactions in other designated investments. Authorized firms which advise and sell to private customers packaged products such as life insurance policies are subject to detailed conduct of business obligations relating to product disclosure, assessment of suitability, the range and scope of the advice which the firm provides, and fee and remuneration arrangements.

        The FSA launched a Retail Distribution Review (the "RDR") in 2006 with the specific aim of improving the retail investment market. In June 2009 the FSA published a consultation paper containing proposals for implementing the RDR with proposals seeking to: (i) improve the clarity with which firms describe their services to consumers; (ii) address the potential for adviser remuneration to distort consumer outcomes; and (iii) increase the professional standards of advisers. Detailed proposals for enhancing the professionalism of investment advisers under the RDR were published by the FSA in December 2009 and a further consultation paper in this area is expected to be published in the third quarter of 2010. In relation to the first two elements of the RDR, on March 26, 2010 the FSA published a policy statement presenting final rules. These rules include requiring firms to describe services as either "independent" or "restricted" and updating the FSA's rules on what is expected of a firm that describes its advice as being independent. The FSA is also proceeding with proposals to introduce a system of "Adviser Charging", which will involve all firms that give investment advice to retail clients setting their own charges. Once the rules come into effect, adviser firms will no longer be able to receive commissions set by product providers in return for recommending their products, but will have to operate their own charging tariffs in accordance with the FSA's new rules. The proposals are expected to take effect at the end of 2012.

Capital requirements for insurers

        The FSA's rules which govern the prudential regulation of insurers are found in INSPRU, GENPRU and the Interim Prudential Sourcebook for Insurers ("IPRU (INS)"). Overall, the requirements of GENPRU are intended to align the capital adequacy requirements for insurance businesses more closely with those of banking and investment firms and building societies, for example, by addressing tiers of capital, rather than looking at net admissible assets. Solvency II, described further below, is the European Commission's project to reform prudential regulation of insurers. A framework directive for the new regime was approved by the European Parliament on April 22, 2009, the final text was adopted by the European Council on November 10, 2009 and the planned implementation date for the regime is October 31, 2012.

        The FSA's rules now require an insurer to prepare and submit to the FSA its own assessment of its capital requirements, known as an individual capital assessment ("ICA"), based on the risks it faces. The FSA will use the ICA in order to form its own view of a firm's capital requirements. If the FSA considers that the firm does not hold adequate capital resources, it will issue individual capital guidance ("ICG") which it can impose as a requirement.

        The rules also require that insurance companies maintain assets sufficient to meet the relevant capital requirement at all times in respect of both any long-term insurance and general insurance undertaken by the insurance company, the calculation of which requirement in any particular case being dependent on the type and amount of insurance business a company writes. The method of calculation of the capital requirement is set out in GENPRU and the level of an insurer's capital resources is also determined in accordance with the rules set out in that Sourcebook. Failure to maintain the required capital resources requirement is one of the grounds on which wide powers of intervention conferred upon the FSA may be exercised.

        Under the rules in GENPRU, an insurer must hold capital resources equal at least to the Minimum Capital Requirement (the "MCR"). Insurers with with-profits liabilities of £500 million or more must hold capital equal to the higher of MCR and the Enhanced Capital Requirement (the "ECR"). The ECR is intended to provide a more risk responsive and "realistic" measure of a with-profits insurer's capital requirements, whereas the MCR is broadly speaking equivalent to the previously required minimum margin under the IPRU (INS) and satisfies the minimum EU standards.

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

        The extent to which long-term fund assets may be used for purposes other than long-term business is restricted by the rules in INSPRU. Only the "established surplus"—the excess of assets over liabilities in the long-term fund, as determined by an actuarial investigation—may be transferred so as to be available for other purposes. Restrictions also apply to the payment of dividends by the insurance company, as described below. The rules in INSPRU require, in addition to the capital requirements referred to above, the maintenance of sufficient assets in the separate long-term insurance fund to cover the actuarially determined value of the insurance liabilities.

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

        The actuary performing the "actuarial function" must prepare at least annually, a report for the company's directors quantifying the company's long-term liabilities attributable to the insurance company's long-term insurance business, determining the value of any excess over those liabilities of the assets representing the long-term insurance fund and, where any rights of long-term policyholders to participate in profits relate to particular parts of such a fund, a valuation of any excess of assets over liabilities in respect of each of those parts.

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

        All firms that carry out with-profits business are required to publish the PPFM that are applied in the management of their with-profits funds.

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

        There has been considerable public debate about the rights and legitimate expectations of with-profits policyholders to assets forming part of an insurance company's surplus, particularly where such assets do not derive from the payment of current policyholders' premiums but are rather "inherited" from previous generations of policyholders or from other entities. In 2008, the Treasury Select Committee of the House of Commons conducted an inquiry into the inherited estate held by life assurance companies, one of the recommendations of which was that the FSA consult on a redesign of the regulatory system for with-profits funds.

        The FSA confirmed in July 2009 that proprietary life insurance companies will not be able to meet future compensation and redress payments from their with-profits funds. Following two previous consultations, the FSA confirmed a rule change meaning that liabilities arising from operational failures (including mis-selling) after the rule came into effect from July 31, 2009 should be met by shareholder funds rather than policyholder funds. Under FSA rules prior to July 31, 2009, compensation and redress could be paid from assets attributable to shareholders or from the inherited estate of a firm's with-profits fund (if any).

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

Transfer of insurance business

        Before any transfer of insurance business may take place, the FSMA 2000 requires a scheme of transfer to be prepared and approved by the High Court.

Winding-up rules

        The general insolvency laws applicable to UK companies are modified in certain respects in relation to insurance companies. Since the introduction of the Financial Services and Markets Act 2000 (Administration Orders Relating to Insurers) Order 2002 (the "2002 Order"), now amended, insurance companies in the United Kingdom have been subject, with some modifications, to the administration regime contained in Part II of the Insolvency Act 1986.

        Additionally, in the United Kingdom, all FSA authorized insurance companies, except for pure reinsurers, are subject to the Insurers (Reorganisation and Winding-up) Regulations 2004 (as amended).

        These Regulations provide, among other things, that direct insurance claims will have priority over the claims of other unsecured creditors (with the exception of preferred creditors), including reinsurance creditors, on a winding-up by the court or a creditors' voluntary winding-up of the insurance company. Furthermore, instead of making a winding-up order when an insurance company has been proved unable to pay its debts, a UK court may, under section 377 of the FSMA 2000, reduce the amount of one or more of the insurance company's contracts on terms and subject to conditions (if any) which the court considers fit. Where an insurance company is in financial difficulties but not in liquidation, the FSCS may take measures for securing the transfer of all or part of the business to another insurance company.

        Section 376 of the FSMA 2000 provides further insolvency protection to policyholders of insurance companies effecting or carrying out contracts of long-term insurance. Unless the court orders otherwise, a liquidator must carry on the insurer's business so far as it consists of carrying out the insurer's contracts of long-term insurance with a view to it being transferred as a going concern to a person who may lawfully carry out those contracts. In carrying on the business, the liquidator may agree to the variation of any contracts of insurance in existence when the winding-up order is made, but must not effect any new contracts of insurance.

EU Directives on groups

        Prudential is subject to the capital adequacy requirements of the Insurance Groups Directive ("IGD") as implemented in the FSA rules. The IGD pertains to groups whose activities are primarily concentrated in the insurance sector, and has applied to the Group from December 2007, following the sale of Egg Banking during 2007. Prior to this, the Group was required to meet the requirements of the Financial Conglomerates Directive ("FCD") as implemented in the FSA rules, as the Group was classified as an insurance conglomerate.

        Prudential's move during 2007 from being treated as an insurance conglomerate to being treated as an insurance group under the FSA rules did not have a significant impact on the Group, as the FSA's prudential requirements pertaining to insurance groups are very similar to those applying to insurance conglomerates.

        As lead supervisor of Prudential under the IGD, the FSA supervises Prudential on a group basis in addition to supervising the UK insurance companies within Prudential individually. This is referred to in the IGD as supplementary supervision and encompasses such matters as general supervision over intra-group transactions (including, inter alia, loans, guarantees and off-balance sheet transactions, investments, reinsurance, retrocession and cost sharing agreements), group risk management processes and internal control mechanisms, and reporting and accounting procedures. In accordance with the IGD, the FSA requires the calculation of group capital resources on a consolidated basis and requires that such group capital resources are equal to or in excess of Prudential's group capital resources requirement (each as calculated in accordance with INSPRU). As lead supervisor of Prudential under the IGD, the FSA also plays a co-ordinating role amongst EU regulators under the IGD. Due to the geographically diverse nature of Prudential's operations, the application of these requirements to Prudential is complex. In particular, for the purposes of calculating the group capital requirement and actual group capital resources under INSPRU, for many of the Asian operations, the assets, liabilities and capital requirements have to be recalculated based on FSA regulations as if the companies were directly subject to FSA regulation.

New EU solvency framework

        The European Commission is continuing to develop a new prudential framework for insurance companies, "the Solvency II project" that will update the existing life, non-life, re-insurance and insurance group's directives. The main aim of this framework is to ensure the financial stability of the insurance industry and protect policyholders through establishing solvency requirements better matched to the true risks of the business. Solvency II adopts a three-pillar approach to prudential regulation which is similar to the "Basel II" approach which has already been adopted in the banking sector in Europe. These pillars are quantitive requirements (Pillar 1); qualitative requirements (Pillar 2); and supervisory and reporting disclosure (Pillar 3).

        Although the Solvency II directive has similarities to the current UK regime set out in GENPRU and INSPRU in terms of its risk-based approach to the calculation of capital resources requirements and use of capital tiering, there are also many differences both in terms of substance and terminology.

        A key aspect of Solvency II is the focus on a supervisory review at the level of the individual legal entity. Insurers will be encouraged to improve their risk management processes and will be allowed to make use of internal economic capital models to calculate capital requirements if approved by the FSA. In addition, Solvency II requires firms to develop and embed an effective risk management system as a fundamental part of running the firm.

        Solvency II is being developed in accordance with the Lamfalussy four-level process. The "Level 1" directive was formally approved by the European Parliament on April 22, 2009 and the final text was adopted by the European Council on November 10, 2009 and sets out a framework which will be supplemented by further and more detailed technical implementing measures at "Level 2". At "Level 3" non-binding standards and guidance will be agreed between national supervisors and at "Level 4" the European Commission will monitor compliance by Member States and take enforcement action as necessary. Separately to Solvency II, proposed changes to the European supervisory architecture, which are yet to be finalized, are likely to mean that, in addition, binding technical standards will be produced at "Level 3".

        The European Commission expects to legally adopt Level 2 implementing measures by the end of 2011. The planned implementation date for the new regime is October 31, 2012. However, the Commissioner for Internal Market and Services recently proposed that the implementation date should be moved to December 31, 2012.

Regulation of investment business

        Certain of Prudential's subsidiaries are authorized by the FSA to carry on investment business. These entities are subject to regulation and supervision by the FSA and must comply with the FSA Conduct of Business and Prudential Rules made under the FSMA 2000.

Conduct of business requirements for investment businesses and the Markets in Financial Instruments Directive ("MiFID")

        MiFID, unlike its predecessor legislation, the Investment Services Directive, sets out detailed and specific requirements in relation to organizational and conduct of business matters for investment firms and regulated markets. In particular, MiFID and its implementing measures make specific provision in relation to, among other things, organizational requirements, outsourcing, client categorization, conflicts of interest, best execution, client order handling and suitability and appropriateness, and investment research and financial analysis, pre- and post-trade transparency obligations and transaction reporting and make substantial changes to the responsibility for the supervision of cross-border investment services provided by firms in exercise of their single market passport rights.

Capital requirements for investment businesses

        The FSA's capital requirements for investment businesses are also contained in the Prudential Standards section of its Handbook, primarily in GENPRU and BIPRU. These rules implement the requirements of European Union legislation relating to the prudential supervision of investment firms, including the Capital Adequacy Directive (Directive 93/6/EEC), as re-cast by the Capital Requirements Directive (Directive 2006/49/EC).

Liquidity requirements for investment businesses

        In October 2009 the FSA published its final rules on the liquidity requirements expected of BIPRU firms, which are designed to enhance firms' liquidity risk management practices. The qualitative aspects of the new rules, which affect the systems and controls that firms are required to have in place to deal with liquidity risk, came into force on December 1, 2009. The quantitative aspects of the new rules are subject to staggered implementation. The rules require changes to firms' business models and include an updated quantitative regime (in the form of Individual Liquidity Adequacy Standards (ILAS)) coupled with a narrow definition of liquid assets, enhanced systems and control requirements and more frequent reporting requirements.

Alternative Investment Fund Managers Directive (AIFMD)

        The European Commission has published a draft Alternative Investment Fund Managers Directive designed to regulate private equity and hedge funds. As currently drafted, the Directive may have significant consequences for funds which are not a "UCITS". This could, in turn, materially increase compliance and regulatory costs for certain funds.

        The Directive is subject to consultation and potential revision and redrafting, so the final text remains uncertain and it is not expected to come into effect until 2011.

US Supervision of M&G Investment Management

        One of the Prudential's UK subsidiaries, M&G Investment Management Limited, is also regulated by the United States' Securities and Exchange Commission (the "SEC") so that it can act as investment adviser to a number of US mutual funds.

US Supervision and Regulation

US regulation

Overview

        Prudential conducts its US insurance activities through Jackson, a stock life insurance company licensed to transact its insurance business in, and subject to regulation and supervision by, the District of Columbia, the Cayman Islands and 49 of the 50 states. Jackson operates a subsidiary, Jackson National Life Insurance Company of New York, in the state of New York. The extent of such regulation varies, but most jurisdictions have laws and regulations governing the financial aspects of insurance companies, including standards of solvency, reserves, reinsurance and capital adequacy and the business conduct of insurance companies. In addition, statutes and regulations usually require the licensing of insurers and their agents and the approval of policy forms and related materials. These statutes and regulations in a US insurance company's state of domicile (Michigan in the case of Jackson) also regulate the investment activities of insurers.

        Insurance regulatory authorities in the jurisdictions in which Jackson does business require it to file detailed quarterly and annual financial statements, and these authorities have the right to examine its operations and accounts. In addition, Jackson is generally subject to federal and state laws and regulations that affect the conduct of its business. New York and Michigan require their state insurance authorities to conduct an examination of an insurer under their jurisdiction at least once every five years. The New York insurance authorities completed a triennial examination of Jackson National Life of New York in 2010 for the examination period of January 1, 2006 through December 31, 2008. Michigan insurance authorities completed an examination of Jackson in 2010 for the period January 1, 2005 through December 31, 2008. Initial verbal feedback that were not any material findings but the final examination reports have not yet been issued by either the Michigan or New York authorities.

        Jackson's ability to pay shareholder dividends is limited under Michigan insurance law. The Commissioner of the Michigan Office of Financial and Insurance Regulation (the "Michigan Insurance Commissioner") may limit, or not permit, the payment of shareholder dividends if the Michigan Insurance Commissioner determines that an insurer's surplus, as regards policyholders, is not reasonable in relation to its outstanding liabilities and is not adequate to meet its financial needs as required by Michigan insurance law. Jackson must report any shareholder dividends to the Michigan Insurance Commissioner before they can be paid. In the case of an extraordinary shareholder dividend or distribution, an insurer may not pay the dividend or distribution until 30 days after the Michigan Insurance Commissioner has received notice of the declaration and has not disapproved, or has approved, the payment within that period. For this purpose, an extraordinary dividend or distribution means any dividend or distribution of cash or other property where the fair market value, together with that of other dividends or distributions that an insurer made within the preceding twelve months, exceeds the greater of 10 per cent of the insurer's surplus, as regards policyholders as of December 31, of the immediately preceding year, or the net gain from operations of the insurer, not including realized capital gains, for the prior year. In 2007, 2008 and 2009, Jackson paid shareholder dividends of US$246.0 million, US$313.10 million, and US$250.0 million, respectively.

        State regulators also require prior notice or regulatory approval of changes in control of an insurer or its holding company and of certain material transactions with affiliates. Under New York and Michigan insurance laws and regulations, no person, corporation or other entity may acquire control of an insurance company or a controlling interest in any parent company of an insurance company, unless that person, corporation or entity has obtained the prior approval of the regulator. For the purpose of each of New York and Michigan law, any person acquiring, directly or indirectly, 10 per cent or more of the voting securities of an insurance company is presumed to have acquired "control" of the company. To obtain approval of any change in control, the proposed acquirer must file an application with the New York Superintendent of Insurance or the Michigan Insurance Commissioner, as appropriate. This application requires the proposed acquirer to disclose, among other information, its background, financial condition, the financial condition of its affiliates, the source and amount of funds by which it will effect the acquisition, the criteria used in determining the nature and amount of consideration to be paid for the acquisition, proposed changes in the management and operations of the insurance company and other related matters. The Michigan Insurance Commissioner can grant an exemption from filing an application in an acquisition does not have the effect of changing or influencing control.

Guaranty associations and similar arrangements

        Each of the 50 states of the United States, the District of Columbia and the Commonwealth of Puerto Rico has laws requiring insurance companies doing business within their jurisdictions to participate in various types of guaranty associations or other similar arrangements. These associations and arrangements provide certain levels of protection to policyholders from losses under insurance policies issued by insurance companies that become impaired or insolvent. Typically, these associations levy assessments, up to prescribed limits, on member insurers on a basis that is related to the member insurer's proportionate share of the business in the relevant jurisdiction of all member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Some jurisdictions permit member insurers to recover assessments that they paid through full or partial premium tax offsets, usually over a period of years. The Prudential Group estimated its reserve for future guarantee fund assessments for Jackson to be £18.1 million (US$26.0 million) at December 31, 2008. Prudential estimated its reserve for future guarantee fund assessments for Jackson to be £15.4 million (US$24.9 million) as December 31, 2009. The Prudential Group believes this reserve to be adequate for all anticipated payments for known insolvencies.

Asset valuation reserve

        State regulators generally require that insurers establish an asset valuation reserve that consists of two components: a "default component" to provide for future credit-related losses on fixed income investments and an "equity component" to provide for losses on all types of equity investments. The asset valuation reserve establishes statutory reserves for fixed maturity securities, equity securities, mortgage loans, real estate and other invested assets. The reserve is designed to provide for a normalized level of future losses based on the credit rating of each individual investment. The level of reserves is based on both the type of investment and its rating. Contributions to the reserve may result in a slower growth in surplus or a reduction in Jackson's unassigned surplus, which, in turn, may reduce funds available for shareholder distributions. The extent of the impact of the asset valuation reserve on Jackson's statutory surplus depends in part on the future composition of the investment portfolio.

Interest maintenance reserve

        State regulators generally require that insurers establish an interest maintenance reserve to defer non-credit-related realized capital gains and losses, net of taxes, on fixed income investments (primarily bonds and mortgage loans) which are amortized into net income over the estimated remaining periods to maturity of the investments sold and to defer material gains or losses, net of taxes, resulting from market value adjustments on policies and contracts backed by assets carried at book value. The extent of the impact of the interest maintenance reserve on earnings and surplus depends on the amount of future interest rate-related realized capital gains and losses on fixed maturity investments and deferred gains or losses resulting from market value adjustments on policies and contracts backed by assets that are valued at book value.

The National Association of Insurance Commissioners ratios

        On the basis of statutory financial statements that insurers file with state insurance regulators, the National Association of Insurance Commissioners annually calculates 12 financial ratios to assist state regulators in monitoring the financial condition of insurance companies. A usual range of results for each ratio is used as a benchmark and departure from the usual range on four or more of the ratios can lead to inquiries from individual state insurance departments. In 2009, all of Jackson's ratios fell within the usual range. In 2008, Jackson had one ratio fall outside the usual range for which there were no regulatory consequences.

Policy and contract reserve sufficiency analysis

        State insurance laws require life insurance companies to conduct annually an analysis of the sufficiency of its life and annuity reserves. A qualified actuary must submit an opinion that states that the reserves, when considered in the light of the assets that an insurance company holds with respect to such reserves, make good and sufficient provision for the associated contractual obligations and related expenses of the insurance company. If a qualified actuary cannot provide such an opinion, then the insurance company must set up additional reserves by moving funds from surplus. The 2009 opinion has been submitted to the Michigan Office of Financial and Insurance Regulation without any qualifications.

Jackson's capital and surplus

        Michigan insurance law requires Jackson, as a domestic stock life insurance company, to maintain at least US$7,500,000 in unimpaired capital and surplus. In addition, insurance companies are required to have sufficient capital and surplus to be safe, reliable and entitled to public confidence.

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

        Jackson has received approval from the Michigan Office of Financial and Insurance Regulation regarding the use of a permitted accounting practice. This permitted practice allows Jackson to carry interest rate swaps at book value as if statutory hedge accounting were in place instead of at fair value as would have been otherwise required. The permitted practice is effective December 31, 2009 and expires October 1, 2010, unless extended by the Michigan Insurance Commissioner. The effects of this permitted practice may not be considered by the company when determining the surplus available for dividends, nor the nature of dividends as ordinary or extraordinary.

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

        Any state adopting the model act gives the state insurance commissioner explicit regulatory authority to require various actions by, or take various actions against, insurance companies whose adjusted capital does not meet minimum risk-based capital standards. The Michigan Office of Financial and Insurance Regulation takes into account the National Association of Insurance Commissioners' risk-based capital standards to determine compliance with Michigan insurance law.

        At December 31, 2009, due in part to the permitted practice noted in "Jackson's Capital and Surplus" above, the Company's total adjusted capital under the National Association of Insurance Commissioners' definition substantially exceeded Michigan standards.

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

Securities laws

        Jackson, certain of its affiliates and certain policies and contracts that Jackson issues are subject to regulation under the federal securities laws administered by the US Securities and Exchange Commission ("the SEC").

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

        Curian Clearing, LLC is registered as a broker-dealer with the SEC pursuant to the Securities Exchange Act, and is registered as a broker-dealer in all applicable states. In addition, Curian Clearing, LLC is a member firm of the Financial Industry Regulatory Authority (the "FINRA").

        Jackson National Life Distributors, LLC is registered as a broker-dealer with the SEC pursuant to the Securities Exchange Act, and is registered as a broker-dealer in all applicable states. In addition, Jackson National Life Distributors, LLC is a member firm of the FINRA.

        National Planning Holdings, Inc. ("NPH") owns four retail broker dealers, being IFC Holdings, Inc. (doing business as INVEST Financial Corporation) ("IFC"), Investment Centers of America, Inc ("ICA"), National Planning Corporation ("NPC") and SII Investments, Inc. ("SII"). These entities are registered as broker-dealers, investment advisers, and insurance agencies (or affiliated with insurance agencies), and are licensed and qualified to transact business pursuant to their respective registration on licensure with the SEC and state securities and insurance authorities, and membership with FINRA and the Municipal Securities Rulemaking Board. NPC, SII, and ICA are also members of the National Futures Association ("NFA"). Membership of the NFA is required for commodities and futures trading.

        Prudential also conducts certain of its US institutional investment management activities through PPM America, Inc., which is registered with the SEC as an investment adviser under the Investment Advisers Act. PPM America serves as the investment adviser to Jackson and as an adviser or sub-adviser to other US, UK and Asian entities affiliated with Prudential, other institutional clients such as CDOs or similar structured vehicles and private investment funds (in which PPM America affiliates such as Prudential UK entities and Jackson are generally investors), US mutual funds and other foreign-pooled investment vehicles primarily sponsored by affiliated entities, UK based unit trusts or OEICs, a SICAV and similar vehicles sponsored by affiliates, unaffiliated US and foreign institutional accounts, as well as a limited number of trusts of individuals and their family members. Currently, only a limited number of PPM America clients are unaffiliated or have underlying investors who are unaffiliated institutions, trusts or individuals. The US mutual funds for which PPM America serves as sub-adviser are subject to regulation under the Securities Act and the Investment Company Act, and other similar vehicles organized outside of the US may also be subject to regulation under applicable local law.

        PPM America and certain of its subsidiaries are subject to various levels of regulation under the federal securities laws that the SEC administers as well as state securities laws. In connection with providing investment advisory services to certain of its clients, PPM America may also be subject to regulation under applicable foreign laws.

        To the extent that PPM America or the NPH broker-dealers maintain accounts with assets of employee benefit plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), or the Internal Revenue Code, they may be subject to certain restrictions imposed by ERISA or the Internal Revenue Code. Such restrictions are summarized in "Employee Benefit Plan Compliance" in the Section below. The US Department of Labor (the "Department of Labor") and the US Internal Revenue Service have interpretive and enforcement authority over the applicable provisions of ERISA and the Internal Revenue Code.

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

        Although no assurances can be given, Jackson believes that none of its contracts is of the type to which the holding in Harris Trust would be applicable. Moreover, the Department of Labor has issued PTE 95-60, which generally exempts external, unaffiliated investment transactions from ERISA's prohibited transaction provisions. If the Harris Trust holding is applied to its contracts, Jackson would be subject to ERISA's fiduciary and prohibited transaction provisions described above.

Financial services regulatory and legislative issues

        Proposals to change the laws and regulations governing the financial services industry are frequently introduced in the US Congress, in the state legislatures and before the various regulatory agencies. The likelihood and timing of any proposals or legislation, and the impact they might have on Jackson, its subsidiaries, or other Prudential subsidiaries doing business in the US, cannot be determined at this time.

        State legislatures and/or state insurance regulatory authorities frequently enact laws and/or regulations that significantly affect insurers supervised by such authorities. Although the US federal government does not directly regulate the insurance business, federal initiatives may also have an impact on the insurance industry.

        The US Congress has been actively attempting to address financial reform. The Senate and House have passed their versions of reform legislation and a conference committee has been appointed to reconcile the two bills. The conference committee began meeting on June 10, 2010 and is expected to hold several public sessions with a goal of concluding its work by June 25, 2010. To meet the Administration and Congressional Democrats' goal of sending a bill to the President before the 4th of July, Chairman of the House Financial Services Committee's schedule anticipates House passage of a conference report by June 29, 2010, leaving the Senate several days to act upon the conference report.

        Among the key differences to be resolved during the conference are the House and Senate approaches to the jurisdiction and powers of a consumer financial protection entity, the scope of derivatives regulations, potential restrictions on interchange fees, and whether to establish the "Volcker Rule" prohibition on proprietary trading by banks.

        Many Democrats support the Obama Administration's proposal for an independent Consumer Financial Protection Agency, but several Republicans strongly oppose this idea and have suggested housing a new consumer protection entity within the Federal Reserve or the Federal Deposit Insurance Corporation. The Senate Banking Committee Chairman's tentative embrace of housing this entity within the Federal Reserve met with particularly sharp criticism from several Senate Banking Committee Democrats. These Senators, along with the House Financial Services Committee Chairman, objected to giving additional consumer responsibility to the Federal Reserve.

        The US President has in the past proposed to increase the taxes levied against the insurance industry to increase the federal budget revenues. In February 2009, President Obama proposed a 2.9 per cent tax on so-called unearned income from certain investments, including annuities. The industry has been very successful in resisting these proposals on the grounds that an increase in taxes on insurance companies or insurance policies would have a negative affect on US citizens saving for their retirement. The insurance industry is very vigilant in monitoring these proposals and taking action to oppose them, as well as to support proposals that would provide more favorable tax treatment for certain annuity products.

        A coalition of national insurance and banking organizations has supported the introduction of US federal legislation that would allow insurance companies to obtain a federal charter as a regulatory alternative to a state charter. A coalition of insurers has been formed that is opposed to the so-called optional federal charter. Prudential cannot predict whether any federal charter or any other federal (or state) legislative initiative to change the nature or scope of the regulation of the insurance industry will be enacted into law.

        Federal and state regulators have focused on the mutual fund and variable annuity and insurance product industries including the broker-dealer system. As a result of publicity relating to widespread perceptions of industry abuses, including fraudulent and anti-competitive practices among insurance brokers and mutual funds, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms. It is difficult to predict at this time whether changes resulting from industry investigations and/or new laws and regulations will affect the Group's insurance or investment management businesses, and, if so, to what degree.

        Federal regulators have determined that fixed indexed annuities, previously regulated by the states, should instead be regulated at the federal level. In early 2009, the SEC issued a release adopting a new rule (151A) that will bring fixed-indexed annuities under the jurisdiction of the federal regulatory system. This rule will apply prospectively to annuities that are issued on or after January 12, 2011. Subsequent to adoption, Rule 151A became the subject of litigation. In late 2009, the US Court of Appeals for the D.C. Circuit ordered the litigants (the SEC and Old Mutual US, et al) to submit briefs on the appropriate remedy for the SEC's failure to consider the rule's effect on efficiency and competition when promulgating the rule. Old Mutual argued that the rule should be vacated or stayed. The SEC disagreed but offered a two-year stay of the rule. In early 2010, the court directed Old Mutual to file an additional brief addressing the SEC's proposal to defer the effective date of Rule 151A for 2 years if and from the time the rule is reissued. Practically speaking, the SEC's offer to stay the rule, if implemented, will likely move the effective date of the rule from January 12, 2011 to mid-2012 or late 2012. The court is currently considering the supplemental briefs. Jackson is well positioned to operate under this change of regulatory structure.

Item 4A. Unresolved staff comments

  None

 Item 5. Operating and Financial Review and Prospects

        The following discussion and analysis should be read in conjunction with Prudential's consolidated financial statements and the related notes to Prudential's consolidated financial statements included in this document.

        A summary of the critical accounting policies which have been applied to these statements is set forth in the section below entitled "IFRS Critical Accounting Policies".

        The results discussed below are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in these forward-looking statements due to a number of factors, including those set forth in the section below entitled "—Principal Factors Affecting Results of Operations" and in Item 3, "Key Information—Risk Factors" and elsewhere in this document.

 Introduction

        Prudential is an international retail financial services group with significant operations in Asia, the US and the UK. Prudential's aim is to promote the financial well-being of its customers and their families, with a particular focus on saving for retirement and security in retirement.

        Prudential is structured around four main business units: Prudential Corporation Asia, Jackson, Prudential UK insurance operations and M&G. These are supported by central functions which are responsible for leading Prudential strategy, cash and capital management, leadership development and succession, reputation management and other core group functions.

        Prudential Corporation Asia is the leading European-based life insurer in Asia in terms of market coverage and the number of top five market positions. Prudential has life insurance and asset management operations in 13 markets covering China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, the Philippines, Singapore, Taiwan, Thailand, Vietnam and the United Arab Emirates. On January 6, 2010 Prudential announced it had entered into an agreement to acquire from United Overseas Bank Limited ("UOB") its 100 per cent interest in UOB Life Assurance in Singapore for a total cash consideration of SGD428 million (approximately £192 million), subject to a post-completion adjustment to reflect the net asset value as at the completion date. This acquisition accompanied the announcement of a long-term strategic partnership with UOB. Through this partnership Prudential's life insurance products will be distributed through UOB Group's 414 bank branches across Singapore, Indonesia and Thailand. Furthermore, on January 15, 2010 Prudential's Japanese insurance subsidiary announced its intention to cease writing new policyholder contracts in Japan after February 15, 2010. The company reinforced its commitment to servicing its existing policyholder base, which comprised over 170,000 contracts as at September 30, 2009. This decision will be reviewed on an on-going basis in light of changes to the business environment. On March, 1, 2010, Prudential announced the proposed combination of Prudential and the AIA Group. However, subsequently, on June 2, 2010, Prudential confirmed that its agreement with AIG for this proposed combination had been terminated. See note I11 to the consolidated financial statements in Item 18 for further details.

        Jackson provides retirement savings and income solutions in the mass and mass-affluent segments of the US market, primarily to retirees and those nearing retirement.

        Prudential UK insurance operations is a leading provider of retirement savings and income solutions and life assurance in the UK and believes it has a strong combination of competitive advantages, including its significant longevity experience, multi-asset management capabilities and its brand and financial strength. Prudential UK provides a range of financial products and services, including annuities, corporate pensions, with-profits and unit-linked bonds, savings and investment products, protection and health insurance products.

        M&G is Prudential's UK and European fund management business and has £174 billion of assets under management as at December 31, 2009, of which £104 billion relates to Prudential's long-term business funds. M&G aims to maximize profitable growth by operating in markets where it has leading positions and competitive advantages, including the markets for retail fund management, institutional fixed income, pooled life and pension funds, property and private finance.

Principal factors affecting Prudential's results of operations

        Prudential's results of operations are affected, to a greater or lesser degree, by a variety of factors, including demographics, general economic and market conditions, government policy and legislation and regulation, as discussed in greater detail below. In addition, changes in interest rates and returns from equity, real estate and other investments as well as volatility in these items may affect Prudential's profitability.

        See Item 3 "Key Information—Risk Factors" for more information on risks associated with these and other factors. In addition, changes to the composition of its businesses and the execution of its growth strategy may result in increased variation in profits from year to year.

General economic and market conditions

        After the severe difficulties encountered by the world economy and financial markets in the second half of 2008, Prudential entered 2009 with a deliberately defensive position. Prudential recognized early on the implications of the new economic climate and focused its strategy on capital conservation and cash generation. Prudential prioritized value over volume and allocated capital strictly to the products and channels with the highest rates of return and shortest payback periods. This led Prudential to reduce significantly its volumes of wholesale business, allowing it to grow the relatively more profitable retail sales by 11 per cent in a year when many companies saw a contraction or stagnation of sales. This disciplined approach meant that, as conditions started to improve, Prudential's capital strength allowed it to capture a more than proportionate share of many of its target markets.

        Through Prudential's international, selective and disciplined approach it maintains a diverse portfolio of businesses, which embraces countries at different stages of economic development, but which all share one key attribute: the opportunity for Prudential to build a market-leading operation with prospects for sustainable, long-term, profitable growth and a superior rate of return on capital.

        Prudential's financial strength is fundamental to its strategy and as a result of its disciplined risk management approach and targeted group-wide actions to grow and protect its capital, Prudential is emerging from the global economic downturn with greater strength demonstrated by its increased IGD capital. Prudential believes that this capital strength has been instrumental in Prudential's ability to invest in profitable growth in 2009, especially in its chosen markets in Asia and the US.

        Particular features for Prudential's geographic areas of operations are shown below:

Asia

        Asia is home to 60 per cent of the world's population and, given its impressive economic transformation over the last few years, the region now has an increasingly significant role in the global economy. This is translating into the rapid emergence of an increasingly urbanized and wealthy mass affluent sector that generates outstanding growth potential in retail financial services as people look to protect their financial well-being and manage their savings in more sophisticated and efficient ways. In addition, Asia's growing and increasingly middle class population face a growing need for financial advice and products to help people save for retirement, secure an income during retirement and protect their financial well-being throughout life.

        The word 'Asia' is used extensively and broadly to describe what is, in fact, a highly diverse region of the world. This diversity exhibits itself in a myriad of ways: culture, religion, politics, wealth and distribution of wealth and not least, language. Furthermore, within the financial services sector there are complex legal and regulatory environments which vary materially by country. These are important considerations for any business with aspirations to develop businesses in Asia. While there are undoubtedly commonalities and opportunities for synergy across the region, a 'one size fits all' approach will generally produce suboptimal results. Prudential's own diversity in terms of geographic presence, distribution channels and products continues to be a key factor in the success of its life insurance and asset management businesses.

        The concept that Asian economies are decoupling from Western economies is a point for continued debate, but external indicators suggest that Asia is recovering more quickly from the recent global financial crisis. Sound fundamentals coupled with aggressive stimuli have enabled most Asian economies to outperform the developed Western markets over the course of 2009. So long as inflation remains under control, Prudential expects that the Asian central banks are likely to resist currency appreciation and maintain low interest rates. Prudential also anticipates that capital flows into Asia should increase as Asia's GDP growth continues to outpace the rest of the world.

        In Asia, Prudential continued to benefit in 2009 from its focus on regular premium products, as sales of single premium products suffered amid the market dislocation experienced in the first half of the year. In addition, the breadth of offering enabled Prudential to refocus its energies on higher-margin health and protection products, and also on with-profits for the more cautious investor.

        Overall, Prudential believes that its strategy, and the consistency with which it executes it, are the core factors that differentiate it from its peers.

US

        The United States is the world's largest retirement savings market, and is continuing to grow rapidly. As 78 million baby boomers(1) reach retirement age, their retirement assets will shift from asset accumulation to income distribution. There are already US$2 trillion of assets generating retirement income in the US—and this amount is forecast to rise to some US$7 trillion by 2029(2).

(1)
Source: US Census Bureau

(2)
Source: Tiburon Strategic Advisers, LLC

        During 2009, the US financial services industry continued to face an array of challenges. After the S&P 500 index fell to a 12-year low in March, it rebounded and ended the year up 23.5 per cent (compared to a 38.5 per cent decline in 2008). Governmental interest rates increased but remained at historic lows, and rating agencies downgraded the financial strength ratings of many of the largest US insurance companies.

        Further uncertainty arose early in the year as several companies scaled back their product offerings due to capital constraints which, combined with the financial strength downgrades, caused consumers to question the long-term financial stability of product providers. At the same time, tightening credit spreads and the rally in equity markets throughout the last nine months of the year created more favorable market conditions for the sale of variable annuities. These developments in the annuity market provided a competitive advantage to companies with strong financial strength ratings and a relatively consistent product set.

        Prudential's US business, Jackson, benefited significantly from this flight to quality in the US annuity market. Jackson's strategy continues to target increasing volumes in variable annuities in line with the goal of capital preservation. As Jackson focused on optimizing the balance between new business profits and capital consumption, no institutional sales were made during the full year of 2009.

        Jackson was predominantly a spread-based business until recently, with the majority of its assets invested in fixed income securities. Recently its fee-based business has become more prominent and now represents a significant part of Jackson's business mix.

        In general, Jackson's results are heavily affected by fluctuations in economic and market conditions, especially interest rates, credit conditions and equity markets. The profitability of Jackson's spread-based business depends in large part on its ability to manage interest rate spreads, as well as the credit and other risks inherent in its investment portfolio. Jackson designs its US products and manages the investments supporting this business to reduce interest rate sensitivity. This has the effect of moderating the impact on Prudential's results of changes in prevailing interest rates.

        Changes in interest rates either upward or downward, including changes in the difference between the levels of prevailing short-term and long-term rates, can expose Jackson to the risk of not earning anticipated spreads between the rate earned on investments and the rate credited on its policies. For example, if interest rates go up and/or competitors offer higher crediting rates, withdrawals on annuity contracts may increase as policyholders seek higher investment returns elsewhere. In response, Jackson could (i) raise its crediting rates to stem withdrawals, decreasing its spread; (ii) sell assets which may have depressed values in a high interest rate environment, creating realized investment losses; or (iii) pay out existing cash which would otherwise have earned interest at the higher interest rates. Moreover, to the extent that Jackson holds illiquid private placements and commercial mortgages, there is a risk that it will incur losses if it needs to sell those assets.

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

UK

        In 2009, Prudential UK performed strongly against a challenging background of difficult capital markets, volatile equity markets and widespread economic uncertainty which led to consumers looking for greater certainty and security through trusted and financially strong brands. Prudential UK believes that the business has a good combination of competitive advantages including its longevity experience, multi-asset investment capabilities, strong brand and financial strength. These helped put Prudential UK in a robust position to generate attractive returns across its businesses.

        The UK is characterized by an ageing population and the concentration of wealth in the mass affluent and high net worth sectors, a combination that positions the retirement and near-retirement segment as the fastest growing in the marketplace. Low savings rates and high levels of consumer debt, coupled with an increasing shift in responsibility for providing retirement income away from Government and employers towards individuals, have resulted in individuals in the UK being inadequately provided for during increasingly long periods of retirement.

        Prudential UK has a significant pipeline of internal vestings into its annuity business from maturing individual and corporate pension policies, which is expected to remain strong at least over the next ten years. Management have based this assessment on a combination of analysis of the projected value of maturities of in-force business (after allowing for lapses) used within Prudential's actuarial valuation models as at December 31, 2008 and analysis of the Selected Retirement Date contained with the policy data for a population covering approximately 75 per cent of in-force pension business. Prudential UK is one of the largest annuity providers in the UK market, with approximately 1.5 million annuities in payment as at December 31, 2009. Looking ahead, the UK annuities market is expected to grow in the near-term, and Prudential UK believes it is well positioned to maintain a significant share of this market.

        In the United Kingdom, where Prudential's with-profits fund invests in debt and other fixed income securities, equity securities and real estate, shareholders' profits under IFRS are strongly related to the bonuses it declares. The most important influences on the bonus rates are the overall rate of return earned on investments and Prudential's expectation of future investment returns. Further information on with-profits products is provided in Item 5 "Basis of Profits", "—With-Profits Products" and "—Bonus Rates" below. In addition, the shareholders' profits under IFRS are significantly influenced by the contribution from the growing shareholder backed annuity business. The key factors affecting the profitability of this business are described in note D2 to the consolidated financial statements in Item 18.

Government policy and legislation

        Changes in government policy or legislation applying to companies in the financial services and insurance industries in any of the jurisdictions in which Prudential operates, particularly in Asia, the United Kingdom and the United States, may adversely affect the result of its operations. These include possible changes in the tax treatment of financial products and services, government pension arrangements and policies, the regulation of selling practices and solvency standards.

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

        Additional regulation, scrutiny and related costs have put pressure on the margins on new business. In the United States, Jackson has been the subject of class action litigation which are discussed in more detail in Item 4 "Information on the Company—Business of Prudential—Legal Proceedings". Whilst the outcome of such matters cannot be predicted with certainty, Prudential believes that the ultimate outcome of such litigation and regulatory issues will not have a material adverse effect on Prudential's financial condition, result of operations, or cash flows. Changes in pension, financial services and tax regulation could have an impact on Prudential's results.

Exchange rates

        Due to the geographical diversity of Prudential's businesses, it is subject to the risk of exchange rate fluctuations. Prudential's international operations in Asia, the United States and Europe, which represent a significant proportion of total group income and expenses, generally write policies and invest in the same local currency, which although limiting the effect of exchange rate fluctuations on local operating results, can lead to fluctuations in Prudential's consolidated financial information upon translation of results into pounds sterling.

IFRS Critical Accounting Policies

        Prudential's discussion and analysis of its financial condition and results of operations are based upon Prudential's audited consolidated financial statements, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRS have not been endorsed by the EU. As at December 31, 2009, there were no unendorsed standards effective for the three years ended December 31, 2009 affecting the consolidated financial information of Prudential or the parent company financial information, and there was no difference between IFRS endorsed by the EU and IFRS issued by the IASB in terms of their application to Prudential. Accordingly, Prudential's financial information for the three years ended December 31, 2009 is prepared in accordance with IFRS as issued by the IASB. It is Prudential's policy to adopt mandatory requirements of new or altered EU-adopted IFRS standards where required, with earlier adoption applied where permitted and appropriate in the circumstances.

        The preparation of these financial statements requires Prudential to make estimates and judgments that affect the reported amounts of assets, liabilities, and revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Prudential evaluates its estimates, including those related to long-term business provisioning, the fair value of assets and the declaration of bonus rates. Prudential bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially give rise to different results under different assumptions and conditions. Prudential believes that its critical accounting policies are limited to those described below.

        The critical accounting policies in respect of the items discussed below are critical for Prudential's results in so far as they relate to Prudential's shareholder-financed business. In particular, this applies for Jackson, which is the largest shareholder-backed business in Prudential. The policies are not critical in respect of Prudential's with-profits business except for the treatment of the unallocated surplus. This distinction reflects the basis of recognition of profits and the accounting treatment of unallocated surplus of with-profits funds as a liability.

        Additional explanation is provided below and in cross-referenced notes within the consolidated financial statements in Item 18, as to why the distinction between with-profits business and shareholder-backed business is relevant.

        The items discussed below and in cross-referenced notes within the consolidated financial statements in Item 18 explain the effect of changes in estimates and the effect of reasonably likely changes in the key assumptions underlying these estimates as of the latest statement of financial position date so as to provide analysis that recognizes the different accounting effects on profit and loss or equity. In order to provide relevant analysis that is appropriate to the circumstances applicable to Prudential's businesses, the explanations refer to types of business, fund structure, the relationship between asset and policyholder liability measurement, and the differences in the method of accounting permitted under IFRS 4 for accounting for insurance contract assets, policyholder liabilities and unallocated surplus of Prudential's with-profits funds.

Investments

Determining the fair value of financial investments when the markets are not active

        Prudential holds certain financial investments for which the markets are not active. These can include financial investments which are not quoted on active markets and financial investments for which markets are no longer active as a result of market conditions e.g. market illiquidity. When the markets are not active, there is generally no or limited observable market data to account for financial investments at fair value. The determination of whether an active market exists for a financial investment requires management's judgment.

        If the market for a financial investment of Prudential is not active, the fair value is determined by using valuation techniques. Prudential establishes fair value for these financial investments by using quotations from independent third parties, such as brokers or pricing services or by using internally developed pricing models. Priority is given to publicly available prices from independent sources, when available but overall, the source of pricing and/or the valuation technique is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The valuation techniques include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively affect the reported fair value of these financial investments.

        The financial investments measured at fair value are classified (from January 1, 2009) into the following three level hierarchy on the basis of the lowest level of inputs that is significant to the fair value measurement of the financial investments concerned:

  Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities.

  Level 2: Inputs other than quoted prices included within level 1 that are observable either directly or indirectly (i.e. derived from prices).

  Level 3: Significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

        As at December 31, 2009, £5,557 million of the financial investments (net of derivative liabilities) valued at fair value were classified as level 3, which represents three per cent of the total financial investments (net of derivative liabilities) carried at fair value at that date. Of these, £1,684 million are held to back shareholder non-linked business, and so changes to these valuations will directly affect shareholders' equity. Further details of the classification of financial instruments are given in note G1 to the consolidated financial statements in Item 18.

Determining impairments relating to financial assets

Available-for-sale securities

1.    Information regarding the 2009 and 2008 results

        Under IAS 39, Prudential has the option on purchase to account for individual financial instruments as available-for-sale. Currently, the only financial investments carried on an available-for-sale basis by Prudential are represented by Jackson's debt securities portfolio. The consideration of evidence of impairment requires management's judgment. In making this determination the factors considered include, for example,

  •
  Whether the decline of the financial investment's fair value is substantial

        A substantial decline in fair value might be indicative of a credit loss event that would lead to a measurable decrease in the estimated future cash flows.

  •
  The impact of the duration of the security on the calculation of the revised estimated cash flows

        The duration of a security for maturity helps to inform whether assessments of estimated future cash flows that are higher than market value are reasonable.

  •
  The duration and extent to which the amortized cost exceeds fair value

        This factor provides an indication of how the contractual cash flows and effective interest rate of a financial asset compares with the implicit market estimate of cash flows and the risk attaching to a 'fair value' measurement. The length of time for which that level of difference has been in place may also provide further evidence as to whether the market assessment implies an impairment loss has arisen.

  •
  The financial condition and prospects of the issuer or other observable conditions that indicate the investment may be impaired.

        If a loss event that will have a detrimental effect on cash flows is identified an impairment loss in the income statement is recognized. The loss recognized is determined as the difference between the book cost and the fair value of the relevant impaired securities. This loss comprises the effect of the expected loss of contractual cash flows and any additional market price driven temporary reductions in values.

        For Jackson's residential mortgage-backed and other asset-backed securities all of which are classified as available-for-sale, the model used to analyze cash flows begins with the current delinquency experience of the underlying collateral pool for the structure, by applying assumptions about how much of the currently delinquent loans will eventually default, and multiplying this by an assumed loss severity. Additional factors are applied to anticipate ageing effect. After applying a cash flow simulation an indication is obtained as to whether or not the security has suffered, or is anticipated to suffer, principal or interest payment shortfall. If a shortfall applies an impairment charge is recorded.

        The difference between the fair value and book cost for unimpaired securities accounted for as available-for-sale falls to be accounted for as unrealized gains or losses, with the movements in the accounting period being accounted for in other comprehensive income.

        Prudential's review of fair value involves several criteria, including economic conditions, credit loss experience, other issuer-specific developments and future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial information, unrealized losses currently in equity may be recognized in the income statement in future periods. The preceding note in this section provides explanation on how fair value is determined when the markets for the financial investments are not active. Further additional details on the impairments of the available-for-sale securities of Jackson are described in notes D3 and G5 of the consolidated financial statements in Item 18.

        Impairment losses recognized on available-for-sale securities amounted to £630 million (2008: £497 million; 2007: £35 million). Of this amount, 86 per cent (2008: 29 per cent; 2007: 14 per cent) has been recorded on structured asset-backed securities, primarily due to reduced cash flow expectations on such securities that are collateralized by diversified pools of primarily below investment grade securities. Of the losses related to the impairment of fixed maturity securities the top five individual corporate issuers made up 11 per cent (2008: 27 per cent; 2007: 57 per cent) reflecting a deteriorating business outlook of the companies concerned. The impairment issues have been recorded in "investment return" in the income statement.

        In 2009, Prudential realized gross losses on sales of available-for-sale securities of £134 million (2008: £184 million; 2007: £86 million) and with 60 per cent (2008: 55 per cent; 2007: 46 per cent), and of these losses related to the disposal of fixed maturity securities of five (2008 and 2007: six) individual issuers, which were disposed of to rebalance the portfolio in the US operations in response to the unstable mortgage lending.

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

        The unrealized losses in the US insurance operations statement of financial position on unimpaired securities are £966 million (2008: £3,178 million). This reflects assets with fair market value of £7,254 million (2008: £17,422 million) and a book value of £8,220 million (2008: £20,600 million).

(a) Fair value of securities as a percentage of book value

        The following table shows the fair value of the debt securities in a gross unrealized loss position for various percentages of book value as at December 31, 2009 and 2008. Book value represents cost/amortized cost of the debt securities.

	2009		2008
Fair value of securities as a percentage of book value	Fair value	Unrealized loss	Fair value	Unrealized loss
	(£ million)
Between 90 per cent and 100 per cent	5,127	(169)	8,757	(431)
Between 80 per cent and 90 per cent	1,201	(203)	4,581	(809)
Below 80 per cent	926	(594)	4,084	(1,938)

Total	7,254	(966)	17,422	(3,178)

        Included within the table above are amounts relating to sub-prime and Alt-A securities of :

	2009		2008
Fair value of securities as a percentage of book value	Fair value	Unrealized loss	Fair value	Unrealized loss
	(£ million)
Between 90 per cent and 100 per cent	102	(3)	479	(27)
Between 80 per cent and 90 per cent	160	(28)	120	(19)
Below 80 per cent	159	(88)	192	(166)

Total	421	(119)	791	(212)

        Sub-prime and Alt-A securities with unrealized losses of £21 million (2008: £91 million) in the statement of financial position at December 31, 2009 and 2008 respectively, have been in an unrealized loss position for less than one year with the remaining securities with unrealized losses of £98 million (2008: £121 million) being in an unrealized loss position for more than one year.

(b) Unrealized losses by maturity of security

	2009 Unrealized loss	2008 Unrealized loss
	(£ million)
Less than 1 year	—	(21)
1 to 5 years	(29)	(537)
5 to ten years	(127)	(1,236)
More than ten years	(92)	(395)
Mortgage-backed and other debt securities	(718)	(989)

Total	(966)	(3,178)

(c) Age analysis of unrealized losses for the periods indicated

        The following table shows the age analysis for all the unrealized losses in the portfolio by reference to the length of time the securities have been in an unrealized loss position:

	2009			2008
Aged analysis of unrealized losses for the periods indicated	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total
	(£ million)
Less than 6 months	(7)	(51)	(58)	(108)	(362)	(470)
6 months to 1 year	(25)	(59)	(84)	(125)	(1,164)	(1,289)
1 year to 2 years	(59)	(234)	(293)	(154)	(622)	(776)
2 years to 3 years	(125)	(199)	(324)	(15)	(91)	(106)
More than 3 years	(35)	(172)	(207)	(61)	(476)	(537)

Total	(251)	(715)	(966)	(463)	(2,715)	(3,178)

(d) Securities whose fair value was below 80 per cent of the book value

        As shown in the table (a) above, £594 million (2008: £1,938 million), of the £966 million (2008: £3,178 million) of gross unrealized losses at December 31 2009, related to securities whose fair value was below 80 per cent of the book value. The analysis of the £594 million (2008: £1,938 million), by category of debt securities and by age analysis indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	2009		2008
Category analysis	Fair value	Unrealized Loss	Fair value	Unrealized Loss
	(£ million)
Residential mortgage-backed securities
Prime	322	(153)	287	(115)
Alt-A	77	(33)	144	(127)
Sub-prime	82	(55)	48	(39)

	481	(241)	479	(281)
Commercial mortgage-backed securities	87	(86)	811	(375)
Other asset-backed securities	183	(188)	198	(86)

Total structured securities	751	(515)	1,488	(742)
Corporates	175	(79)	2,596	(1,196)

Total	926	(594)	4,084	(1,938)

        Age analysis of fair value being below 80 per cent for the period indicated:

	2009		2008
Age analysis	Fair value	Unrealized loss	Fair value	Unrealized loss
	(£ million)
Less than 3 months	153	(45)	3,118	(1,364)
3 months to 6 months	5	(3)	696	(403)
More than 6 months	768	(546)	270	(171)

Total	926	(594)	4,084	(1,938)

2.    Information regarding the position as at March 31, 2010

        On May 17, 2010, Prudential published its first quarter 2010 Interim Management Statement with the UK Listing Authority. This statement included details on the financial position as at March 31, 2010 in relation to Jackson's available-for-sale securities as follows:

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

        Jackson continues to review its investments on a case-by-case basis to determine whether any decline in fair value (other-than-temporary market value movements) represents an impairment and therefore requiring an accounting write-down. IFRS requires available-for-sale debt securities which are impaired to be written down to fair value through the profit and loss account.

        The defaults, losses on sales of impaired and deteriorating bonds (net of recoveries) and write-downs for the three months to March 31, 2010 were as follows:

	Defaults	Bond write downs	Losses on sales of impaired and deteriorating bonds (net of recoveries)
	(£ million)
Corporate debt securities	—	—	18
Residential mortgage backed securities	—	—	—
Prime	—	5	33
Alt-A	—	14	19
Sub-prime	—	7	—
Other	—	9	6

	—	35	76

Debt securities in an unrealized loss position

        For Jackson's securities classified as available-for-sale under IAS 39, at March 31, 2010 there was a net unrealized loss position of £438 million. This amount comprised £1,142 million of gross unrealized gains and £704 million of gross unrealized losses on individual securities. Under IFRS unrealized losses are only applicable for securities which have not been impaired during the period. Securities impaired during the period are written down to fair value through the profit and loss in full. The table above shows the element of write downs in 2010. Included within the gross unrealized losses is £454 million for securities which are valued at less than 80 per cent of book value, of which 14 per cent have been at this level for less than six months.

        IFRS requires securities to be carried at fair value, being the amount for which the security would be exchanged between knowledgeable, willing parties in an arm's length transaction. The best evidence of fair value is quoted prices in an active market, but if the market is not active then a valuation technique is used to establish fair value.

(a)
Movements in the values for the three months to March 31, 2010:

        Movements in the values of available-for-sale securities for the three months to March 31, 2010 are included in the table shown below:

		Changes reflected directly in shareholders' equity
	March 31, 2010	Movement in Quarter 1	Foreign exchange translation*	Quarter 1 including foreign exchange	December 31, 2009
	(£ million)
Assets fair valued at below book value
Book value	7,589	(1,131)	500	(631)	8,220
Unrealized loss	(704)	316	(54)	262	(966)

Fair value (as included in balance sheet)	6,885	(815)	446	(369)	7,254

Assets fair valued at or above book value
Book value	17,218	1,791	983	2,774	14,444
Unrealized gain	1,142	106	66	172	970

Fair value (as included in balance sheet)	18,360	1,897	1,049	2,946	15,414

Total
Book value	24,807	660	1,483	2,143	22,664
Net unrealized (loss) gain	438	422	12	434	4

Fair value (as included in balance sheet)*	25,245	1,082	1,495	2,577	22,668

*
Balance sheet items for Jackson National Life have been translated at the closing rate for the period, being $1.5169 at March 31, 2010. Jackson National Life income statement movements have been translated at the average exchange rate for the period, being $1.43 for three months to March 31, 2010.

(b)
Fair value of securities in an unrealized loss position as a percentage of book value:

(i)
Fair value of securities as a percentage of book value

The unrealized losses in the Jackson balance sheet on unimpaired securities at March 31, 2010 were £704 million (December 31, 2009: £966 million) relating to assets with fair market value and book value of £6,885 million (December 31, 2009: £7,254 million) and £7,589 million (December 31, 2009: £8,220 million) respectively.

The following table shows the fair value of the securities in a gross unrealized loss position for various percentages of book value:

	Fair value	Unrealized loss	Fair value	Unrealized loss
	March 31, 2010	March 31, 2010	December 31, 2009	December 31, 2009
	(£ million)
Between 90 per cent and 100 per cent	5,501	(130)	5,127	(169)
Between 80 per cent and 90 per cent	678	(120)	1,201	(203)
Below 80 per cent	706	(454)	926	(594)

	6,885	(704)	7,254	(966)

  (ii)
  Fair value of sub-prime and Alt-A securities as a percentage of book value

  Included within the table above are amounts relating to sub-prime and Alt-A securities in a gross unrealized loss position for various percentages of book value of:

	Fair value	Unrealized loss	Fair value	Unrealized loss
	March 31, 2010	March 31, 2010	December 31, 2009	December 31, 2009
	(£ million)
Between 90 per cent and 100 per cent	67	(3)	102	(3)
Between 80 per cent and 90 per cent	32	(6)	160	(28)
Below 80 per cent	124	(61)	159	(88)

	223	(70)	421	(119)

(c)   Securities whose fair value were below 80 per cent of the book value

        As shown in the table above, £454 million (December 31, 2009: £594 million) of the £704 million (December 31, 2009: £966 million) gross unrealized losses at March 31, 2010 related to securities whose fair value were below 80 per cent of the book value. The age analysis for this £454 million (December 31, 2009: £594 million), indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	Fair value	Unrealized loss	Fair value	Unrealized loss
	March 31, 2010	March 31, 2010	December 31, 2009	December 31, 2009
	(£ million)
Less than 3 months	66	(19)	153	(45)
3 months to 6 months	33	(11)	5	(3)
More than 6 months	607	(424)	768	(546)

	706	(454)	926	(594)

        For securities valued at less than 80 per cent of book value, 70 per cent were investment grade. The analysis by category of debt securities whose fair value were below 80 per cent of the book value is as follows:

	Fair value	Unrealized loss	Fair value	Unrealized loss
	March 31, 2010	March 31, 2010	December 31, 2009	December 31, 2009
	(£ million)
RMBS
Prime	247	(115)	322	(153)
Alt-A	38	(17)	77	(33)
Sub-prime	86	(44)	82	(55)

	371	(176)	481	(241)
Commercial mortgage backed securities	47	(63)	87	(86)
Other asset backed securities	178	(172)	183	(188)

Total structured securities	596	(411)	751	(515)
Corporates	110	(43)	175	(79)

	706	(454)	926	(594)

Assets held at amortized cost

        Financial assets classified as loans and receivables under IAS 39 are initially recognized at fair value plus transaction costs. Subsequently they are carried at amortized cost using the effective interest rate method. The loans and receivables include loans collateralized by mortgages, deposits and loans to policyholders. In estimating future cash flows, Prudential looks at the expected cash flows of the assets and applies historical loss experience of assets with similar credit risks that has been adjusted for conditions in the historical loss experience which no longer exist or for conditions that are expected to arise. The estimated future cash flows are discounted using the financial asset's original or variable effective interest rate and exclude credit losses that have not yet been incurred.

        The risks inherent in reviewing the impairment of any investment include the risk that market results may differ from expectations; facts and circumstances may change in the future and differ from estimates and assumptions; or Prudential may later decide to sell the asset as a result of changed circumstances.

Insurance contracts

Product classification

        IFRS 4 requires contracts written by insurers to be classified as either 'insurance contracts' or 'investment contracts' depending on the level of insurance risk transferred. Insurance risk is a pre-existing risk, other than financial risk, transferred from the contract holder to the contract issuer. If significant insurance risk is transferred by the contract then it is classified as an insurance contract. Contracts that transfer financial risk but not significant insurance risk are termed investment contracts. Furthermore, some contracts, both insurance and investment, contain discretionary participating features representing the contractual right to receive additional benefits as a supplement to guaranteed benefits:

  (a)
  that are likely to be a significant portion of the total contract benefits;

  (b)
  whose amount or timing is contractually at the discretion of the insurer; and

  (c)
  that are contractually based on asset or fund performance, as discussed in IFRS 4.

        Accordingly, insurers must perform a product classification exercise across their portfolio of contracts issued to determine the allocation to these various categories. IFRS 4 permits the continued usage of previously applied GAAP for insurance contracts and investment contracts with discretionary participating features. Except for UK regulated with-profits funds, as described subsequently, this basis has been applied by Prudential.

        For investment contracts that do not contain discretionary participating features, IAS 39 and, where the contract includes an investment management element, IAS 18, apply measurement principles to assets and liabilities attaching to the contract.

Valuation assumptions

(i) Contracts of with-profits funds

        Prudential's insurance contracts and investment contracts with discretionary participating features are primarily with-profits and other protection type policies. For UK regulated with-profits funds, the contract liabilities are valued by reference to the FSA realistic basis. In aggregate, this basis has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances.

        The basis of determining liabilities for Prudential's with-profits business has little or no effect on the results attributable to shareholders. This is because movements on liabilities of the with-profits funds are absorbed by the unallocated surplus. Except through indirect effects, or in remote circumstances as described below, changes to liability assumptions are therefore reflected in the carrying value of the unallocated surplus, which is accounted for as a liability rather than shareholders' equity.

        A detailed explanation of the basis of liability measurement is contained in note D2(f)(ii) to the consolidated financial statements in Item 18. Prudential's other with-profits contracts are written in with-profits funds that operate in some of Prudential's Asian operations. The liabilities for these contracts and those of Prudential Annuities Limited, which is a subsidiary company of the PAC with-profits funds, are determined differently. For these other with-profits contracts applicable to Prudential's activities in 2009 and 2008, the liabilities are estimated using actuarial methods based on assumptions relating to premiums, interest rates, investment returns, expenses, mortality and surrenders. The assumptions to which the estimation of these reserves is particularly sensitive are the interest rate used to discount the provision and the assumed future mortality experience of policyholders.

        For liabilities determined using the basis described above for UK regulated with-profits funds, and the other liabilities described in the preceding paragraph, changes in estimates arising from the likely range of possible changes in underlying key assumptions have no direct impact on the reported profit.

        This lack of sensitivity reflects the with-profits fund structure, basis of distribution, and the application of previous GAAP to the unallocated surplus of with-profits funds as permitted by IFRS 4. Changes in liabilities of these contracts that are caused by altered estimates are absorbed by the unallocated surplus of the with-profits funds with no direct effect on shareholders' equity. Prudential's obligations and more detail on such circumstances are described in note H14 to the consolidated financial statements in Item 18.

(ii) Other contracts

        Contracts, other than those of with-profits funds, are written in shareholder-backed operations of Prudential. The significant shareholder-backed product groupings and the factors that may significantly affect IFRS results due to experience against assumptions or changes of assumptions vary significantly between business units. For some types of business the effect of changes in assumptions may be significant, whilst for others, due to the nature of the product, assumption setting may be of less significance. The nature of the products and the significance of assumptions are discussed in notes D2, D3 and D4 to the consolidated financial statements in Item 18. From the perspective of shareholder results the key sensitivity relates to the assumption for allowance for credit risk for UK annuity business. Prior to its disposal of the Taiwan agency business in the first half of 2009, Prudential's financial results were also sensitive to the assumed future investment returns for that business.

Jackson

        Jackson offers individual fixed annuities, fixed index annuities, immediate annuities, variable annuities, individual and variable life insurance and institutional products. With the exception of institutional products and an incidental amount of business for annuity certain contracts, which are accounted for as investment contracts under IAS 39, all of Jackson's contracts are accounted for under IFRS 4 as insurance contracts by applying US GAAP, the previous GAAP used before IFRS adoption. Under US GAAP the requirements of FAS 60 'Accounting and Reporting for Insurance Enterprises' and FAS 97 'Accounting and Reporting by Insurance Enterprises for certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments' apply to these contracts. The accounting requirements under these standards and the effect of changes in valuation assumptions are considered below for fixed annuity, variable annuity and traditional life insurance contracts.

        Fixed annuity contracts, which are investment contracts under US GAAP terminology, are accounted for by applying in the first instance a retrospective deposit method to determine the liability for policyholder benefits. This is then augmented by potentially three additional amounts, namely deferred income, any amounts previously assessed against policyholders that are refundable on termination of the contract, and any premium deficiency, i.e. any probable future loss on the contract. These types of contract contain considerable interest rate guarantee features.

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

        For variable annuity business, the key assumption is the expected long-term level of equity market returns, which for all years included was 8.4 per cent per annum (gross of fund management fees) determined using a mean reversion methodology. Under the mean reversion methodology, projected returns over the next five years are flexed (subject to capping) so that, combined with the actual rates of return for the current and the previous two years the 8.4 per cent rate is maintained. The projected rates of return are capped at no more than 15 per cent for each of the next five years. Further details are explained in note D3(h) to the consolidated financial statements in Item 18.

        These returns affect the level of future expected profits through their effects on the fee income with consequential impact on the amortization of deferred acquisition costs as described below and the required level of provision for guaranteed minimum death benefit claims.

        For traditional life insurance contracts, provisions for future policy benefits are determined using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation.

        Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and the guaranteed minimum death benefit reserves, the profits of Jackson are relatively insensitive to changes in insurance risk. This reflects the principally spread and fee-based nature of Jackson's business.

Asian operations

        The insurance products written in Prudential's Asian operations principally cover with-profits business, unit-linked business, and other non-participating business. The results of with-profits business are relatively insensitive to changes in estimates and assumptions that affect the measurement of policyholder liabilities. As for the UK business, this feature arises because unallocated surplus is accounted for by Prudential as a liability. The results of Asian unit-linked business are also relatively insensitive to changes in estimates or assumptions.

        Prior to its disposal in the first half of 2009, the principal non-participating business in Prudential's Asian operations, for which changes in estimates and assumptions were important from year to year, was the traditional whole-life business written in Taiwan. Premium rates were set to give a guaranteed minimum sum assured on death and a guaranteed surrender value on early surrender based on prevailing interest rates at the time of policy issue. Premium rates also included an allowance for mortality and expenses. This business was therefore especially sensitive to falling interest rates. This exposure has been removed following the disposal of the Taiwan agency business. The remaining non-participating business in Asia remains sensitive to interest rates but this sensitivity is of a much lower order. Further details are provided in note D4(i) to the consolidated financial statements in Item 18.

Deferred acquisition costs

        Significant costs are incurred in connection with acquiring new insurance business. Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic FSA regime as described in note A4 to the consolidated financial statements in Item 18, these costs, which vary with, and are primarily related to, the production of new business, are capitalized and amortized against margins in future revenues on the related insurance policies. The recoverability of the asset is measured and the asset is deemed impaired if the projected future margins are less than the carrying value of the asset. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value of the deferred acquisition cost asset will be necessary.

        The deferral and amortization of acquisition costs is of most relevance to Prudential's results for shareholder-financed long-term business of Jackson and Asian operations. The majority of the UK shareholder-backed operations is for individual and group annuity business where the incidence of acquisition costs is negligible.

Jackson

        For term business, acquisition costs are deferred and amortized in line with expected premiums. For annuity business, acquisition costs are deferred and amortized in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the long-term spread between the earned rate and the rate credited to policyholders, which is based on the annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of Jackson's actual industry experience and future expectations. A detailed analysis of actual experience is measured by internally developed mortality studies.

        For variable annuity business, the key assumption is the expected long-term level of equity market returns as described above. The level of acquisition costs carried in the statement of financial position is also sensitive to unrealized valuation movements on debt securities held to back the liabilities and solvency capital. Further details are explained in notes D3(h) and H1 to the consolidated financial statements in Item 18.

Asian operations

        In 2008, a number of changes have been made to the basis of estimating the level of deferred acquisition costs, as described in note D4(h)(c) to the consolidated financial statements in Item 18.

Pensions

        Prudential applies the requirements of IAS 19, 'Employee Benefits' and associated interpretations including IFRIC 14 'IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction', to its defined benefit pension schemes. The principal defined benefit pension scheme is the Prudential Staff Pension Scheme ("PSPS"). For PSPS the terms of the trust deed restrict shareholders' access to any underlying surplus. Accordingly, applying the interpretation of IFRIC 14, any underlying IAS 19 basis surplus is not recognized for IFRS reporting.

        The financial position for PSPS recorded in the IFRS financial information reflects the higher of any underlying IAS 19 deficit and any obligation for deficit funding.

        The economic participation in the surplus or deficits attaching to PSPS and the smaller Scottish Amicable Pensions Scheme ("SAPS") are shared between the PAC with-profits sub-fund ("WPSF") and shareholder operations. The economic interest reflects the source of contributions over the scheme life, which in turn reflects the activity of the members during their employment.

        In the case of PSPS, movements in the apportionment of the financial position for PSPS between the WPSF and shareholders' funds in 2009 reflect the 70/30 ratio applied to the base deficit position as at December 31, 2005 but with service cost and contributions for ongoing service apportioned by reference to the cost allocation for activity of current employees. For SAPS, the ratio is estimated to be 50/50 between the WPSF and shareholders' funds.

        Due to the inclusion of actuarial gains and losses in the income statement rather than being recognized directly in other comprehensive income, the results of Prudential are affected by changes in interest rates for corporate bonds that affect the rate applied to discount projected pension payments and changes in mortality assumptions and changes in inflation assumptions.

        The table below shows the sensitivity of the underlying PSPS, Scottish Amicable and M&G pension scheme liabilities as at December 31, 2009 of £4,436 million, £515 million and £223 million respectively to changes in discount rates and inflation rates.

	2009
Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 5.8% to 5.6%	Increase in scheme liabilities by:
		PSPS	3.5%
		Scottish Amicable	5.2%
		M&G	4.9%
Discount rate	Increase by 0.2% from 5.8% to 6.0%	Decrease in scheme liabilities by:
		PSPS	3.2%
		Scottish Amicable	4.8%
		M&G	4.9%
Rate of inflation	Decrease by 0.2% from 3.7% to	Decrease in scheme liabilities by:
	3.5% with consequent reduction in	PSPS	0.9%
	salary increases	Scottish Amicable	4.9%
		M&G	4.5%

        The sensitivity of the underlying pension scheme liabilities to changes in discount rates and inflation rates as shown above does not directly equate to an impact on the profit or loss attributable to shareholders or shareholders' equity due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in financial position of the PSPS and Scottish Amicable schemes to the PAC with-profits fund. Further information is included in note I2 of the consolidated financial information in Item 18.

        For PSPS, the underlying surplus of the scheme of £513 million (2008: £728 million), as at December 31, 2009 and 2008, has not been recognized under IFRIC 14. Any change in the underlying scheme liabilities to the extent that it is not sufficient to alter PSPS into a liability in excess of the deficit provision, will not have an impact on Prudential's results and financial position.

        In the event that a change in the PSPS scheme liabilities results in a deficit position for the scheme which is recognizable, the deficit recognized affects Prudential's results and financial position only to the extent of the amounts attributable to shareholder operations. The amounts attributable to the PAC with-profits fund are absorbed by the liability for unallocated surplus and have no direct effect on the profit or loss attributable to shareholders or shareholders' equity.

        This applies similarly to the Scottish Amicable scheme, whose deficit has been allocated 50 per cent to the PAC with-profits fund and 50 per cent to the PAC shareholders fund.

Deferred tax

        Deferred tax assets are recognized to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all the available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which the losses can be relieved. The taxation regime applicable to Prudential applies separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets. The judgments made, and uncertainties considered, in arriving at deferred tax balances in the financial information are discussed in note H4 to Prudential's consolidated financial statements in Item 18.

Goodwill

        Goodwill impairment testing requires the exercise of judgment by management as to prospective future cash flows. Further information is disclosed in note H1 to the consolidated financial statements in Item 18.

Other features of IFRS accounting that are of particular significance to an understanding of Prudential's results

        The other features that are of particular significance relate to: the timing of adoption of certain IFRS standards and their consequential impact upon the financial statements; the accounting for UK with-profits funds; and the presentation of certain items in the financial statements.

Insurance contract accounting

        With the exception of certain contracts described in note D1 to the consolidated financial statements in Item 18, the contracts issued by Prudential's life assurance business are classified as insurance contracts and investment contracts with discretionary participating features. As permitted by IFRS 4, assets and liabilities of these contracts (see below) are accounted for under previously applied GAAP. In limited circumstances the Group has chosen to apply a more relevant or reliable measure. The following paragraphs explain how Prudential currently applies this Policy. Except as described below, in respect of UK regulated with-profits funds where the basis applied has been improved to a more relevant or reliable measure (also as permitted under IFRS 4), the modified statutory basis ("MSB") of reporting as set out in the revised Statement of Recommended Practice ("SORP") issued by the Association of British Insurers ("ABI") has been applied to Prudential's UK and overseas operations.

        In 2005, Prudential chose to improve its IFRS accounting for UK regulated with-profits funds by the voluntary application of the UK accounting standard FRS 27, 'Life Assurance'. Under this standard, the main accounting changes that were required for UK with-profits funds were:

  •
  derecognition of deferred acquisition costs and related deferred tax; and

  •
  replacement of MSB liabilities with adjusted realistic basis liabilities.

        The results included in the consolidated financial statements in Item 18 reflect this basis.

        Unallocated surplus represents the excess of assets over policyholder liabilities for Prudential's with-profits funds that have yet to be appropriated between policyholders and shareholders. Prudential has opted to account for unallocated surplus wholly as a liability with no allocation to equity.

        This treatment reflects the fact that shareholders' participation in the cost of bonuses arises only on distribution. Shareholder profits on with-profits business reflect one-ninth of the cost of declared bonus.

        For Prudential's current overseas operations, the application of the MSB (which permits the use of local GAAP in some circumstances) varies depending upon the basis of accounting applied prior to IFRS adoption or acquisition by Prudential, and whether adjustments to the basis or a more appropriate method should be applied. For Jackson, applying the MSB as applicable to overseas operations, which permits the application of local GAAP in some circumstances, the assets and liabilities of insurance contracts are accounted for under insurance accounting prescribed by US GAAP. For the assets and liabilities of insurance contracts of Prudential's current Asian operations, the local GAAP is applied with adjustments, where necessary, to comply with UK GAAP. For the operations in Taiwan, Vietnam and Japan, countries where local GAAP is not appropriate in the context of the previously applied MSB, accounting for insurance contracts is based on US GAAP. For participating business the liabilities include provisions for the policyholders' interest in realized investment gains and other surpluses that, where appropriate, and in particular for Vietnam, have yet to be declared as bonuses.

        The usage of these bases of accounting has varying effects on the way in which product options and guarantees are measured. For UK regulated with-profits funds, options and guarantees are valued on a market consistent basis. The basis is described in note D2(f)(ii) to the consolidated financial statements in Item 18. For other operations a market consistent basis is not applied under the accounting basis described in note A4 to the consolidated financial statements in Item 18. Details of the guarantees, basis of setting assumptions, and sensitivity to altered assumptions are described in notes D3 and D4 to the consolidated financial statements in Item 18.

Valuation and accounting presentation of fair value movements of derivatives and debt securities of Jackson

        Under IAS 39, derivatives are required to be carried at fair value. Unless net investment hedge accounting is applied, value movements on derivatives are recognized in the income statement. With the exception of value movements on derivatives held for variable annuities and other equity hedging activities, the value movements on derivatives held by Jackson are separately identified within the short-term fluctuations in investment returns identified as part of Prudential's segment results described below and in note B1 to the consolidated financial statements in Item 18. Derivative value movements in respect of equity risk within variable annuity business and other equity related hedging activities are included within the operating profit based on longer-term investment returns.

        For derivative instruments of Jackson, Prudential has considered whether it is appropriate to undertake the necessary operational changes to qualify for hedge accounting so as to achieve matching of value movements in hedging instruments and hedged items in the performance statements. In reaching the decision a number of factors were particularly relevant.

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

        Taking account of these considerations Prudential has decided that, except for certain minor categories of derivatives, it is not appropriate to seek to achieve hedge accounting under IAS 39. As a result of this decision, the total income statement results are more volatile as the movements in the value of Jackson's derivatives are reflected within it.

        Under IAS 39, unless carried at amortized cost (subject to impairment provisions where appropriate) under the held-to-maturity category, debt securities are also carried at fair value. Prudential has chosen not to classify any financial assets as held-to-maturity. Debt securities of Jackson are designated as available-for-sale with value movements, unless impaired, being recorded as movements within other comprehensive income. Impairments are recorded in the income statement.

Presentation of results before tax

        The total tax charge for Prudential reflects tax that in addition to relating to shareholders' profits is also attributable to policyholders and unallocated surplus of with-profits funds and unit linked policies. This is explained in more detail in note F5 to the consolidated financial statements in Item 18.

        However, pre-tax profits are determined after transfers to or from unallocated surplus of with-profits funds. These transfers are in turn determined after taking account of tax borne by with-profits funds. Consequently, reported profit before the total tax charge is not representative of pre-tax profits attributable to shareholders. In order to provide a measure of pre-tax profits attributable to shareholders Prudential has chosen to adopt an income statement presentation of the tax charge and pre-tax results that distinguishes between policyholder and shareholder components.

Segmental analysis of results and earnings attributable to shareholders

        Prudential uses operating profit based on longer-term investment returns as the segmental measure of its results. The basis of calculation is disclosed in the paragraph in this Item 5 "Results of Operations and Financial Condition" entitled "Analysis of IFRS basis operating profit based on longer-term investment returns and IFRS total profit".

        For shareholder-backed business, with the exception of debt securities held by Jackson and assets classified as loans and receivables, all financial investments and investment property are designated as assets at fair value through profit and loss. Short-term fluctuations in investment returns on such assets held by with-profits funds, do not affect directly reported shareholder results. This is because (i) the unallocated surplus of with-profits funds is accounted for as a liability and (ii) excess or deficits of income and expenditure of the funds over the required surplus for distribution are transferred to or from unallocated surplus. However, for shareholder-backed businesses the short-term fluctuations affect the result for the year and Prudential provides additional analysis of results to provide information on results before and after short-term fluctuations in investment returns.

 Summary Consolidated Results and Basis of Preparation of Analysis

        The following table shows Prudential's consolidated total profit (loss) for the years indicated.

	Year Ended December 31,
	2009	2008	2007
	(£ million)
Total revenue, net of reinsurance	48,099	(10,267)	32,870
Total charges, net of reinsurance	(46,535)	8,193	(31,812)

Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)*	1,564	(2,074)	1,058
Tax attributable to policyholders' returns	(818)	1,624	5

Profit (loss) before tax attributable to shareholders	746	(450)	1,063

Tax (expense)/credit	(873)	1,683	(349)
Less: tax attributable to policyholders' returns	818	(1,624)	(5)

Tax attributable to shareholders' (losses) profits	(55)	59	(354)

Profit (loss) from continuing operations after tax	691	(391)	709
Discontinued operations (net of tax)	(14)	—	241

Profit (loss) for the year	677	(391)	950

*
This measure is the formal loss before tax measure under IFRS but it is not the result attributable to shareholders. See "Presentation of results before tax" under IFRS Critical Accounting Policies section above for further explanation.

        Under IFRS, the pre-tax GAAP measure of profits is profit before policyholder and shareholder taxes. This measure is not relevant for reflecting pre-tax results attributable to shareholders for two reasons. Firstly, this profit measure represents the aggregate of pre-tax results attributable to shareholders and a pre-tax amount attributable to policyholders. Secondly, the amount is determined after charging the transfer to the liability for unallocated surplus, which in turn is determined in part by policyholder taxes borne by the ring-fenced with-profits funds. It is noted that this circular feature is specific to with-profits funds in the UK, and other similarly structured overseas funds, and should be distinguished from other products, which are referred to as "with-profits" and the general accounting treatment of premium or other policy taxes.

        Accordingly, Prudential has chosen to explain its consolidated results by reference to profits for the year, reflecting profit after tax. In explaining movements in profit for the period, reference is made to trends in profit before shareholder tax and the shareholder tax charge. The explanations of movement in profit before shareholder tax are shown below by reference to the profit analysis applied for segmental disclosure as shown in Note B1 of the consolidated financial statements in Item 18. This basis is used by management and reported externally to the UK shareholders and the UK financial market. Separately, in this section, analysis of movements in profits before shareholder tax is provided by nature of revenue and charges.

Explanation of Movements in Profits After Tax and Profits Before Shareholder Tax by Reference to the Basis Applied for Segmental Disclosure

(a)   Group overview

        The £677 million profit for the year after tax for 2009 compared to a £391 million loss for 2008. This £1,068 million increase reflects a movement in results from continuing operations after tax, which improved from a loss of £391 million in 2008 to a profit of £691 million in 2009, and a loss from discontinued operations of £14 million.

        The increase in profit from continuing operations after tax reflects an increase in profits before tax attributable to shareholders of £1,196 million, from a loss of £450 million in 2008 to a profit of £746 million in 2009, partially offset by a £114 million increase in the tax charge attributable to shareholders, which increased from a £59 million credit in 2008 to a £55 million charge in 2009.The effective tax rate for 2009 was 7 per cent, compared to an effective tax rate of 13 per cent for 2008. Further details are provided in note F5 to the consolidated financial statements in Item 18.

        The movement in profit before tax attributable to shareholders primarily reflects improvements in three aspects of the Group's retained business (i.e., excluding the Taiwan agency business that was sold in June 2009, but including the retained bank distribution business), namely a £1,757 million improvement in short-term fluctuations in investment returns, an increase in the charge of £61 million in the level of actuarial and other gains and losses on the Group's defined benefit pension schemes and a £122 million increase in operating profit based on longer-term investment returns, which was partially offset by an increase of £622 million in losses in respect of the Taiwan agency business which was sold in June 2009 from a £1 million profit in the results in 2008 to a £621 million loss on sale and results up to the date of sale in 2009. These movements are discussed in detail in section (c) below.

        Loss for 2008 was £391 million compared with a profit of £950 million in 2007. This £1,341 million decrease reflects a movement from a profit from continuing operations after tax of £709 million in 2007 to a loss from continuing operations of £391 million in 2008 and a profit from discontinued operations of £241 million in 2007.

        The movement from a profit to a loss from continuing operations after tax reflects a movement from a profit to a loss before tax attributable to shareholders of £1,513 million, from a profit of £1,063 million in 2007 to a loss of £450 million in 2008, partially offset by a £413 million decrease in the tax attributable to shareholders, which fell from a charge of £354 million in 2007 to a credit of £59 million in 2008. The effective tax rate in 2008 was 13 per cent compared with 33 per cent in 2007. Further details are provided in note F5 to the consolidated financial statements in Item 18.

        The movement from a profit before tax attributable to shareholders on continuing operations to a loss in 2008 reflects an increase in operating profit based on longer-term investment returns on continuing operations of £146 million, from £1,201 million in 2007 to £1,347 million in 2008, which was more than offset primarily by a £1,646 million negative movement in short-term fluctuations in investment returns taken to income, which increased from a charge of £137 million in 2007 to a charge of £1,783 million in 2008.

        In 2007, Prudential's discontinued operations related to the UK banking business following the sale of Egg Banking Plc on May 1, 2007. The 2009 charge reflected completion adjustments for a previously disposed business.

(b)   Summary by business segment and geographical region

        The Group's operating segments as determined under IFRS 8 are insurance operations split by territories in which the Group conducts business, which are Asia, the United States and the United Kingdom, and asset management operations split into M&G, which is the Group's UK and European asset management business, the Asian asset management business and the US broker-dealer and asset management business (including Curian).

        The following table shows Prudential's IFRS consolidated total profit/(loss) for the years indicated presented by summary business segment and geographic region. The accounting policies applied to the segments below are the same as those used in the Group's consolidated accounts.

	Year Ended December 31, 2009
	Asia	US	UK	Unallocated corporate	Total
	(£ million)
Insurance operations	(218)*	588	489		859
Asset management**	42	3	219		264

Total profit attributable to the segments	(176)	591	708		1,123
Unallocated corporate				(432)	(432)
Discontinued operations***				(14)	(14)

Total profit (loss) for the year	(176)	591	708	(446)	677

	Year Ended December 31, 2008
	Asia	US	UK	Unallocated corporate	Total
	(£ million)
Insurance operations	19	(580)	320		(241)
Asset management	39	1	55		95

Total profit attributable to the segments	58	(579)	375		(146)
Unallocated corporate				(245)	(245)

Total (loss) profit for the year	58	(579)	375	(245)	(391)

	Year Ended December 31, 2007
	Asia	US	UK	Unallocated corporate	Total
	(£ million)
Insurance operations	55	300	310		665
Asset management	72	9	162		243

Total profit attributable to the segments	127	309	472		908
Unallocated corporate				(199)	(199)
Discontinued operations***				241	241

Total profit (loss) for the period	127	309	472	42	950

*
Includes the loss on the sale of the Taiwan agency business of £559 million. Excluding this amount, the total profit for the period for Asian insurance operations would be £341 million.

**
For the US, including the broker dealer business and Curian.

***
Additional information on discontinued operations is set out in note I9 to the consolidated financial statements in Item 18.

Profit from insurance operations

        Total profit from insurance operations in 2009 was £859 million compared to a loss of £241 million in 2008 and a profit of £665 million in 2007. All of the profits from insurance operations in 2009, 2008 and 2007 were from continuing operations. The 2009 figure includes the loss on sale of £559 million for the Taiwan agency business, the disposal of which was completed in June 2009 but did not qualify as a discontinued operation under IFRS. The movement in profits for insurance operations can be summarized as follows:

	Year Ended December 31,
	2009	2008	2007
	(£ million)
Profit before shareholder tax	1,025	(183)	1,010
Shareholder tax	(166)	(58)	(345)

Profit (loss) after tax	859	(241)	665

        The significant increase of £1,208 million in profit before tax attributable to shareholders in 2009 compared to 2008 primarily reflects positive short-term fluctuations in investment returns and an increase in operating profit based on longer-term investment returns of the insurance operations, partially offset by the £559 million loss relating to the sale of the Taiwan agency business. The loss arising on the sale of the Taiwan agency business is explained further in the comparison of total loss arising from Asian insurance operations below.

        The significant decrease of £1,193 million in profit before tax attributable to shareholders in 2008 compared to 2007 primarily reflects negative short-term fluctuations in investment returns, offset by an increase in operating profit based on longer-term investment returns of the insurance operations

        The effective shareholder tax rate on profits from insurance operations decreased from 32 per cent in 2008 to 16 per cent in 2009. This was due to a number of factors including:

  •
  In Asia, profits in certain countries being not taxable partly offset by the inability to fully recognize deferred tax assets on losses carried forward;

  •
  In the US, the ability to fully recognize deferred tax assets on losses brought forward which were previously unable to be recognized together with income subject to a lower level of taxation and the benefit of a deduction from taxable income of a proportion of dividends received attributable to the variable annuity business;

  •
  In the UK, adjustments in respect of the prior year tax charge and different tax bases of UK life business.

        The movement on effective shareholder tax rate on profits from insurance operations from 34 per cent in 2007 to 32 per cent in 2008 was as a result of a number of factors including:

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

        In order to understand how Prudential's results are derived it is necessary to understand how profit emerges from its business. This varies from region to region, primarily due to differences in the nature of the products and regulatory environments in which Prudential operates.

Asia

Basis of profits

        The assets and liabilities of contracts classified as insurance under IFRS 4 are determined in accordance with methods prescribed by local GAAP and adjusted to comply, where necessary, with UK GAAP. Under IFRS 4, subject to the conditions of that standard, the continued application of UK GAAP in this respect is permitted.

        For Asian operations in countries where local GAAP is not well established and in which the business is primarily non-participating and linked business, US GAAP is used as the most appropriate reporting basis. This basis is applied in Japan and Vietnam, and materially for 2008 and 2007, but less for 2009 following the sale of the agency business, in Taiwan. For with-profits business in Hong Kong, Singapore and Malaysia, the basis of profit recognition is bonus driven as described under "United Kingdom—Basis of Profits" section below.

Comparison of total profit (loss) arising from Asian insurance operations

        The following table shows the movement in (loss)/profit arising from Asian insurance operations for 2009, 2008 and 2007:

	Year Ended December 31,
	2009	2008	2007
	(£ million)
(Loss)/profit before shareholder tax	(180)	92	103
Shareholder tax	(38)	(73)	(48)

(Loss)/profit after tax	(218)	19	55

        The increase of £272 million in the loss before tax attributable to shareholders in 2008 to £180 million in 2009 primarily reflects the losses relating to the sale (as described below) and the trading results of the Taiwan agency business, partially offset by a favorable change of £169 million in the short-term fluctuations in investment returns for shareholder-backed business and an increase of £179 million in operating profit based on longer-term investment returns.

        On the sale of the agency distribution business in Taiwan, a loss of £559 million was recorded. The overall size of the loss reflects the carrying value of the IFRS equity of the business as applied in the calculation of the loss on sale and the application of 'grandfathered' US GAAP under IFRS 4 for insurance assets and liabilities. US GAAP does not, and is not designed to, include the cost of holding economic capital to support the legacy interest rate guaranteed products as recognized under the Company's supplementary reporting basis under European Embedded Value principles. The IFRS loss on sale reflects this missing element of the economic value. Under IFRS there is no recognition of the enhanced Insurance Group's Directive ('IGD') capital surplus position arising on completion of the sale of £0.8 billion.

        Included in the loss on sale are associated fees and restructuring costs of £64 million, the most significant component of which is costs associated with the termination of employees. The loss on sale also includes a charge of £44 million for write off of goodwill attached to the business.

        A one off credit of £63 million arose in 2009 as a result of replacing the methodology for valuing the liabilities of the Malaysia life business by a method based on the Malaysian authority's risk based capital framework. The reason for this is as of January 1, 2009, the local regulatory basis has been replaced by the Malaysian authority's risk-based capital (RBC) framework. In the light of this development, the Company has re-measured the liabilities by reference to the method applied under the new RBC framework, which is more realistic than the previous approach, but with an overlay constraint to the method such that negative reserves derived at an individual policyholder level are not included.

        The effective shareholder tax rate changed from 79 per cent in 2008 to 21 per cent in 2009. This was due to profits in certain countries being not taxable partly offset by the inability to fully recognize deferred tax assets on losses carried forward.

        The £11 million decrease in profit before tax attributable to shareholders in 2008 arose primarily from a decrease in short-term fluctuations in investment returns included in the IFRS income statement of £153 million, which fell from a profit of £15 million in 2007 to a loss of £138 million in 2008. This was offset by an increase in operating profit based on longer-term investment returns of £106 million from £125 million in 2007 to £231 million in 2008.

        The effective shareholder tax rate increased from 47 per cent in 2007 to 79 per cent in 2008. This increase was due to tax losses in several jurisdictions which are not expected to be available against future profits, and losses on investments in jurisdictions which do not provide corresponding tax relief.

United States

Basis of profits

        The profit on Jackson's business predominantly arises from spread income from interest-sensitive products, such as fixed annuities, institutional products and fee income on variable annuities, which are measured on a US GAAP basis.

Comparison of total profit (loss) arising from US insurance operations

        The following table shows the movement in profits arising from US insurance operations for 2009, 2008 and 2007:

	Year Ended December 31,
	2009	2008	2007
	(£ million)
Profit (loss) before shareholder tax	486	(652)	426
Shareholder tax	102	72	(126)

Profit (loss) after tax	588	(580)	300

        Of the £1,138 million increase in profit before tax attributable to shareholders for 2009 compared to 2008, the main driver was a favorable change of £1,085 million in the short-term value movements in financial instruments reflected in the income statement, and an increase of £53 million in operating profit based on longer-term investment returns. This increase in operating profit on longer-term investment returns was primarily from the effect of favorable exchange rate movements, increased operating profits from the fixed and fixed indexed annuity business and lower DAC amortization on variable annuity business as compared to 2008. These increases were offset by the combined negative accounting impact of equity market movements on Jackson's variable annuity business and related hedging program. The hedging program is undertaken on an economic basis and the accounting measurement does not always fully capture the economic effects.

        The effective tax rate on profit/(loss) from US operations increased from 11 per cent in 2008 to a credit 21 per cent in 2009. The movement was caused by the ability to fully recognize deferred tax assets on losses brought forward which were previously unable to be recognized together with income subject to a lower level of taxation and the benefit of a deduction from taxable income of a proportion of dividends received attributable to the variable annuity business.

        The £1,078 million decrease in 2008 of profit before tax attributable to shareholders reflects the change in short-term fluctuations in investment returns of £1,040 million, from a loss of £18 million in 2007 to a loss of £1,058 million in 2008 and a decrease in operating profit based on longer-term investment returns of £38 million, from £444 million in 2007 to £406 million in 2008.

        The effective tax rate on profits from US operations decreased from a charge of 30 per cent in 2007 to a credit of 11 per cent in 2008. The movement was caused by the benefit of a deduction from taxable income of a proportion of dividends received attributable to the variable annuity business.

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

With-profits products

        For Prudential's UK insurance operations, the primary annual contribution to shareholders' profit comes from its with-profits products. With-profits products are designed to provide policyholders with smoothed investment returns through a mix of regular and final bonuses.

        Shareholders' profit in respect of bonuses from with-profits products represents an amount of up to one-ninth of the value of that year's bonus declaration to policyholders. The Board of directors of the subsidiary companies that have with-profits operations, using actuarial advice, determine the amount of regular and final bonuses to be declared each year on each group of contracts. The smoothing inherent in the bonus declarations provides for relatively stable annual shareholders' profit from this business.

Bonus rates

        Bonus rates are applied to with-profits policies in the UK and similar products in Singapore, Hong Kong and Malaysia. The most significant with-profits fund is in the UK where, as at December 31, 2009, liabilities to with-profits policyholders were in aggregate of £55.6 billion. Liabilities to with-profits policyholders in Asia as at December 31, 2009 were £8.8 billion. The details that follow are in respect of the UK with-profits business. The method by which bonuses for Prudential's Asia with-profits business are determined is substantially similar to the method by which bonuses for Prudential's UK with-profits business are determined.

        The main factors that influence the determination of bonus rates are the return on the investments of the with-profits fund, the effect of inflation, taxation, the expenses of the fund chargeable to policyholders and the degree to which investment returns are smoothed. The overall rate of return earned on investments and the expectation of future investment returns are the most important influences on bonus rates. A high proportion of the assets backing the with-profits business are invested in equities and real estate. If the financial strength of the with-profits fund were adversely affected, then a higher proportion of fixed interest or similar assets might be held by the fund.

        Further details on the determination of the two types of bonus ("regular" and "final"), the application of significant judgment, key assumptions and the degree of smoothing of investment returns in determining the bonus rates are provided below.

Regular bonus rates

        For regular bonuses, the bonus rates are determined for each type of policy primarily by targeting the bonus level at a prudent proportion of the long-term expected future investment return on underlying assets. The expected future investment return is reduced as appropriate for each type of policy to allow for items such as expenses, charges, tax and shareholders' transfers. However, the rates declared may differ by product type, or by the date of payment of the premium or date of issue of the policy or if the accumulated annual bonuses are particularly high or low relative to a prudent proportion of the achieved investment return.

        When target bonus levels change, the PAC board of directors has regard to the overall strength of the long-term fund when determining the length of time over which it will seek to achieve the amended prudent target bonus level.

        In normal investment conditions, PAC expects changes in regular bonus rates to be gradual over time, and these are not expected to exceed one per cent per annum over any year. However, the directors of PAC retain the discretion whether or not to declare a regular bonus each year, and there is no limit on the amount by which regular bonus rates can change.

Final bonus rates

        A final bonus, which is normally declared yearly, may be added when a claim is paid or when units of a unitized product are realized.

        The rates of final bonus usually vary by type of policy and by reference to the period, usually a year, in which the policy commences or each premium is paid. These rates are determined by reference to the asset shares for the sample policies but subject to the smoothing approach, explained below.

        In general, the same final bonus scale applies to maturity, death and surrender claims except that:

  •
  The total surrender value may be impacted by the application of a Market Value Reduction ("MVR") (for accumulating with-profits policies) and is affected by the surrender bases (for conventional with-profits business); and

  •
  For the Scottish Amicable Insurance Fund ("SAIF") and Scottish Amicable Life ("SAL"), the final bonus rates applicable on surrender may be adjusted to reflect expected future bonus rates.

Application of significant judgment

        The application of the above method for determining bonuses requires the PAC board of directors to apply significant judgment in many respects, including in particular the following:

  •
  Determining what constitutes fair treatment of customers: Prudential is required by UK law and regulation to consider the fair treatment of its customers in setting bonus levels. The concept of determining what constitutes fair treatment, while established by statute, is not defined.

  •
  Smoothing of investment returns: Smoothing of investment returns is an important feature of with-profits products. Determining when particular circumstances, such as a significant rise or fall in market values, warrant variations in the standard bonus smoothing limits that apply in normal circumstances requires the PAC Board to exercise significant judgment.

  •
  Determining at what level to set bonuses to ensure that they are competitive: The overall return to policyholders is an important competitive measure for attracting new business.

Key assumptions

        As noted above, the overall rate of return on investments and the expectation of future investment returns are the most important influences in bonus rates, subject to the smoothing described below. Prudential determines the assumptions to apply in respect of these factors, including the effects of reasonably likely changes in key assumptions, in the context of the overarching discretionary and smoothing framework that applies to its with-profits business as described above. As such, it is not possible to quantify specifically the effects of each of these assumptions or of reasonably likely changes in these assumptions.

        Prudential's approach, in applying significant judgment and discretion in relation to determining bonus rates, is consistent conceptually with the approach adopted by other firms that manage a with-profits business. It is also consistent with the requirements of UK law, which require all UK firms that carry out a with-profits business to define, and make publicly available, the Principles and Practices of Financial Management ("PPFM") that are applied in the management of their with-profits funds.

        Accordingly, Prudential's PPFM contains an explanation of how it determines regular and final bonus rates within the discretionary framework that applies to all with-profits policies, subject to the general legislative requirements applicable. The purpose of Prudential's PPFM is therefore to:

  •
  Explain the nature and extent of the discretion available;

  •
  show how competing or conflicting interests or expectations of different groups and generations of policyholders, and policyholders and shareholders are managed so that all policyholders and shareholders are treated fairly; and

  •
  provide a knowledgeable observer (e.g. a financial adviser) with an understanding of the material risks and rewards from starting and continuing to invest in a with-profits policy with Prudential.

        Furthermore, in accordance with industry-wide regulatory requirements, the PAC Board has appointed:

  •
  An Actuarial Function Holder who provides the PAC board of directors with all actuarial advice;

  •
  a With-Profits Actuary whose specific duty is to advise the PAC board of directors on the reasonableness and proportionality of the manner in which its discretion has been exercised in applying the PPFM and the manner in which any conflicting interests have been addressed; and

  •
  a With-Profits Committee of independent individuals, which assesses the degree of compliance with the PPFM and the manner in which conflicting rights have been addressed.

Smoothing of investment return

        In determining bonus rates for the UK with-profits policies, smoothing is applied to the allocation of the overall earnings of the UK with-profits fund of which the investment return is a significant element. The smoothing approach differs between accumulating and conventional with-profits policies to reflect the different contract features. In normal circumstances, Prudential does not expect most payout values on policies of the same duration to change by more than 10 per cent up or down from one year to the next, although some larger changes may occur to balance payout values between different policies. Greater flexibility may be required in certain circumstances, for example following a significant rise or fall in market values, and in such situations the PAC board of directors may decide to vary the standard bonus smoothing limits in order to protect the overall interests of policyholders.

        The degree of smoothing is illustrated numerically by comparing in the following table the relatively "smoothed" level of policyholder bonuses declared as part of the surplus for distribution with the more volatile movement in investment return and other items of income and expenditure of the UK component of the PAC with-profits fund for each year presented.

	2009	2008	2007
	(£ million)
Net income of the fund:
Investment return	10,461	(14,595)	5,881

Claims incurred	(6,253)	(7,068)	(6,512)
Movement in policyholder liabilities	(3,692)	13,504	(2,307)
Add back policyholder bonuses for the year (as shown below)	1,827	2,565	2,522

Claims incurred and movement in policyholder liabilities (including charge for provision for asset shares and excluding policyholder bonuses)	(8,118)	9,001	(6,297)
Earned premiums, net of reinsurance	3,063	2,927	4,181
Other income	(2)	(36)	1,417
Acquisition costs and other operating expenditure	(842)	(408)	(2,105)
Tax (charge) credit	(640)	1,191	(24)

Net income of the fund before movement in unallocated surplus	3,922	(1,920)	3,053
Movement in unallocated surplus	(1,893)	4,769	(252)

Surplus for distribution	2,029	2,849	2,801

Surplus for distribution allocated as follows:
—90 per cent policyholders bonus (as shown above)	1,827	2,565	2,522
—10 per cent shareholders' transfers	202	284	279

Total	2,029	2,849	2,801

Unallocated surplus

        The unallocated surplus represents the excess of assets over policyholder liabilities of Prudential's with-profits funds. The annual excess or shortfall of income over expenditure of the with-profits funds after declaration and attribution of the cost of bonuses to policyholders and shareholders is transferred to, or from, the unallocated surplus through a charge or credit to the income statement. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance of the unallocated surplus is determined after full provision for deferred tax on unrealized appreciation on investments.

        Changes to the level of the unallocated surplus do not directly impact shareholders' results or funds. After allowing for differences in the basis of preparation of the financial information and UK regulatory returns, movements in the level of the unallocated surplus are broadly indicative of movements in the excess of regulatory basis assets over liabilities of the fund. Differences in the basis of preparation of financial statements and UK regulatory returns arise principally from the treatment of certain regulatory basis liabilities, such as mismatching reserves (that are accounted for as reserves within the unallocated surplus), and asset valuation differences and admissibility deductions reflected in the regulatory returns. Except to the extent of any second order effects on other elements of the regulatory returns, such changes can be expected to have a consequent effect on the excess of assets over liabilities of the fund for the purposes of solvency calculations, and the related free asset ratio which is an indicator of the overall financial strength of the fund. Similar principles apply to Prudential's Asian with-profits business.

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

        In addition, Prudential can use surplus assets to absorb the costs of significant events, such as fundamental strategic change in its long-term business and, with the consent of the UK regulator, the cost of its historical pensions mis-selling, without affecting the level of distributions to policyholders and shareholders. The costs of fundamental strategic change may include investment in new technology, redundancy and restructuring costs, cost overruns on new business and the funding of other appropriate long-term insurance related activities, including acquisitions.

The "SAIF" and "PAL" funds

        Prudential's with-profits fund also includes the SAIF and the wholly-owned subsidiary, PAL. All assets of the SAIF business are solely attributable to former policyholders of Scottish Amicable Life Assurance Society (predating the acquisition of Scottish Amicable by Prudential in October 1997). Since PAL is a wholly-owned subsidiary of the with-profits fund, profits from this business affect shareholders' profits only to the extent that they affect the annual with-profits bonus declaration and resultant transfer to shareholders.

Accounting for with-profits business

        For with-profits business (including non-participating business of Prudential Annuities Limited which is owned by the PAC with-profits fund), adjustments to liabilities and any related tax effects are recognized in the income statement. However, except for any impact on the annual declaration of bonuses, shareholder profit for with-profits business is unaffected. This is because IFRS basis profits for the with-profits business, which are determined on the same basis as on preceding UK GAAP, solely reflect one-ninth of the cost of bonuses declared for the year.

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

Investment returns

        For with-profits business, investment returns together with other income and expenditure are recorded within the income statement. However, the difference between net income of the fund and the cost of bonuses and related statutory transfers is reflected in an amount transferred to, or from, the unallocated surplus within the income statement. Except to the extent of current investment returns being taken into account in the setting of a bonus policy, the investment returns of a with-profits fund in a particular year do not affect shareholder profits or with-profits funds.

Comparison of total profit arising from UK insurance operations

        Profit after tax from UK insurance operations increased by £169 million from £320 million in 2008 to £489 million in 2009:

        The following table shows the movement in profits arising from UK insurance operations for 2009, 2008 and 2007:

	Year Ended December 31,
	2009	2008	2007
	(£ million)
Profit before shareholder tax	719	377	481
Shareholder tax	(230)	(57)	(171)

Profit after tax	489	320	310

        The increase in 2009 in profit before tax attributable to shareholders of £342 million primarily reflects an increase in operating profit based on longer-term investment returns of £68 million and a favorable change in the value of short-term fluctuations in investment returns of the shareholder-backed business of £320 million partially offset by an increase in shareholders' share of actuarial losses on defined benefit pension schemes of £46 million (2008: nil). The increase in the operating profit based on longer-term investment returns resulted from growth in the shareholder-backed annuity business, partially offset by a reduction in profits attributable to the with-profits business. The reduction in profits attributable to with-profits business reflected the impact of bonus rate reductions in the February 2009 bonus declaration made in response to recent volatile investment performance. Operating profit based on longer-term increment returns in 2009 included general insurance commission of £51 million (2008: £44 million).

        The effective shareholder tax rate on profits from UK insurance operations for 2009 of 32 per cent compared with the effective tax rate of 15 per cent in 2008 was due to adjustments in respect of the prior year tax charge and different tax bases of the UK life business.

        The decrease in 2008 in profit before tax attributable to shareholders of £104 million primarily reflects an increase in short-term fluctuations in investment returns charged to income of £165 million from a £47 million charge in 2007 to a £212 million charge in 2008, partially offset by growth in operating profit based on longer-term investment returns of £61 million from £528 million in 2007 to £589 million in 2008. Profit before tax in 2008 included general insurance commission of £44 million (2008: £4 million).

        The effective shareholder tax rate on profits from UK insurance operations decreased from 36 per cent in 2007 to 15 per cent in 2008. The decrease mainly related to prior year adjustments arising from routine revisions of tax returns, the settlement of outstanding issues with HM Revenue and Customs at an amount previously provided and the different tax bases of UK life business.

Profit from asset management

        Total profit from asset management increased from £140 million in 2008 to £353 million in 2009. The following table shows the movement in profits from asset management for 2009, 2008 and 2007:

	Year Ended December 31,
	2009	2008	2007
	(£ million)
Profit before shareholder tax	353	140	344
Shareholder tax	(89)	(45)	(101)

Profit after tax	264	95	243

        The £213 million increase in 2009 in profit before tax attributable to shareholders resulted primarily from an increase in profit generated by M&G, which increased from a profit before tax of £81 million in 2008 to a profit before tax of £294 million in 2009. The Group's profit before shareholder tax for the Asian asset management operations increased by £3 million and for the US broker-dealer operations decreased by £3 million from 2008 to 2009.

        The £213 million increase in profit before tax attributable to M&G reflected favorable movements of £265 million in respect of short-term fluctuations in investment returns, which were partially offset by a decrease in operating profit based on longer-term investment returns of £48 million and a decrease in actuarial gains and losses on its defined benefit scheme of £4 million. The increase in operating profit based on longer-term investment returns reflected the relative levels of equity markets between 2008 and 2009.

        The effective tax rate on profits from asset management operations decreased from 32 per cent in 2008 to 25 per cent in 2009. The decrease in effective rate reflects lower taxes in Asia and on certain income in the UK.

        The £204 million decrease in profit before tax attributable to shareholders in 2008 resulted primarily from a decrease in profit generated by M&G, which decreased from a profit before tax of £263 million in 2007 to a profit before tax of £81 million in 2008. The Group's profit before shareholder tax for the Asian asset management operations decreased by £20 million and for the US broker-dealer operations decreased by £2 million from 2007 to 2008.

        The £182 million decrease in profit before tax attributable to M&G reflected unfavorable movements of £199 million in respect of short-term fluctuations in investment returns, which were partially offset by an increase in operating profit based on longer-term investment returns of £32 million. Actuarial losses on its defined benefit scheme increased by £15 million.

        The effective tax rate on profits from asset management operations increased from 29 per cent in 2007 to 32 per cent in 2008. The increase in effective rate reflects the inability to use losses incurred in 2008, offsetting lower tax rates in Asia and on certain income in the UK.

Unallocated corporate result

        Total net of tax charges for unallocated corporate activity increased by £187 million from £245 million in 2008 to £432 million in 2009 and by £46 million from £199 million in 2007 to £245 million in 2008.

        The following table shows the movement in the unallocated corporate result for 2009, 2008 and 2007:

	Year Ended December 31,
	2009	2008	2007
	(£ million)
Loss before shareholder tax	(632)	(407)	(291)
Shareholder tax	200	162	92

Loss after tax	(432)	(245)	(199)

        The movement in 2009 in loss before shareholder tax primarily resulted from an adverse movement in other income and expenditure of £130 million, from £288 million in 2008 to £418 million in 2009, a negative movement of £82 million in short-term fluctuations in investment returns, from a loss of £118 million in 2008 to a loss of £200 million in 2009, and an adverse change of £13 million in actuarial gains and losses on the Group's defined benefit pension schemes in 2009 in comparison to 2008. The change of £130 million in other income primarily reflects lower returns on central funds as a result of falling interest rates, an increase in interest payable on core structural borrowings and the non-recurrence in 2009 of a positive one-off 2008 item of profit on the sale of a seed capital investment in an Indian mutual fund.

        The total unallocated corporate result for 2009 included a one-off £235 million cost arising from the hedge temporarily put in place during the first quarter to protect the Group's IGD capital surplus in the light of exceptional market conditions. During the severe equity market conditions experienced in the first quarter of 2009 coupled with historically high equity volatility, the Group entered into exceptional short-dated hedging contracts to protect against potential tail-events on the IGD capital position, in addition to the regular operational hedging programs. The hedge contracts have expired and have not been renewed. The total unallocated corporate result for 2009 included a one-off £235 million cost arising from the hedge.

        The movements in 2009 on unallocated actuarial and other gains and losses on the Group's defined benefit pension schemes were primarily due to the provision set up for deficit funding which was partly offset by gains in respect of changes of assumptions for scheme liabilities and actual returns on schemes assets being higher than the expected returns.

        The effective tax rate on the unallocated corporate result decreased from 40 per cent in 2008 to 32 per cent in 2009. This was due to the ability to now recognize a deferred tax asset on various tax losses which Prudential was previously unable to recognize offset by adjustments in respect of the prior year tax charge.

        The movement in loss before shareholder tax in 2008 primarily resulted from a negative movement of £112 million in short-term fluctuations in investment returns, from a loss of £6 million in 2007 to a loss of £118 million in 2008, and an adverse change of £5 million in actuarial gains and losses on the Group's defined benefit pension schemes in 2008 in comparison to 2007.

        The effective tax rate on the unallocated corporate result increased from 32 per cent in 2007 to 40 per cent in 2008. This was due to the settlement of issues with the HMRC at amounts below those previously provided and a reduction in amounts previously provided on outstanding issues with HMRC which was partially offset by the inability to recognize a deferred tax asset on various tax losses.

(c)   Additional explanation of performance measures and analysis of consolidated results by business segment and geographical region

        The Group uses a performance measure of operating profit based on longer-term investment returns. The directors believe that this performance measure better reflects underlying performance. It is the basis used by management for the reasons outlined below. It is also the basis on which analysis of the Group's results has been provided to UK shareholders and the UK financial market for some years under long standing conventions for reporting by proprietary UK life assurers.

        The Group's operating segments as determined under IFRS 8 are insurance operations split by territories in which the Group conducts business, which are Asia, the United States and the United Kingdom, and asset management operations split into M&G, which is the Group's UK and European asset management business, the Asian asset management business and the US broker-dealer and asset management business (including Curian). Segment results that are reported to the Group Executive Committee ('GEC') include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and Asia Regional Head Office. This is consistent with how the Group has been presenting its results in its supplementary analysis of profit before tax attributable to shareholders.

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

        Additional details on the determination of operating profit based on longer-term investment returns are provided below.

Determining operating segments and performance measure of operating segments

        Prudential determines and presents operating segments based on the information that internally is provided to the Group Executive Committee ("GEC"), which is Prudential's chief operating decision maker.

        An operating segment is a component of Prudential that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of Prudential's other components. An operating segment's operating results are reviewed regularly by the GEC to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

        The operating segments identified by Prudential reflect Prudential's organizational structure, which is by both geography (Asia, US, UK) and by product line (insurance operations versus asset management). Prudential's operating segments as determined under IFRS 8 are:

  •
  Insurance operations

  —
  Asia

  —
  US (Jackson)

  —
  UK

  •
  Asset management operations

  —
  M&G

  —
  Asian asset management

  —
  US broker dealer and asset management (including Curian).

        Prudential Capital has been incorporated into the M&G operating segment for the purposes of segment reporting.

        The performance measure of operating segments utilized by Prudential is operating profit based on longer term investment returns attributable to shareholders. This measure excludes the recurrent items of short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. In addition, for 2009 this measure excludes the non-recurrent cost of hedging Prudential IGD capital surplus included within short-term fluctuations in investment returns. In 2009, Prudential sold its Taiwan agency business. In order to facilitate comparisons on a like-for-like basis, the loss on sale and the results of the Taiwan agency business during the period of ownership (including those for the 2008 and 2007 comparatives) are shown separately within the segmental analysis of profit. Segment results that are reported to the GEC include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and Asia Regional Head Office.

        For the purposes of measuring operating profit based on longer-term investment returns, investment returns on shareholder-financed business are based on the expected longer-term rates of return. This reflects the particular features of long-term insurance business where assets and liabilities are held for the long term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance for life businesses exclusive of changes in market conditions. In determining profit on this basis, the following key elements are applied to the results of Prudential's shareholder-financed operations.

Debt and equity securities

        Longer-term investment returns comprise income and longer-term capital returns. For debt securities, the longer-term capital returns comprise two elements. These are a risk margin reserve ("RMR") based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortization of interest-related realized gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured. The shareholder-backed operation for which the risk margin reserve charge is most significant is Jackson National Life. The RMR charge for Jackson is based on long-term average default and recovery data as published by Moody's. During 2009 refinements were made to the RMR process following the National Association of Insurance Commissioners ("NAIC") issuing risk-based capital valuation data for more than 20,000 RMBS securities.

        Longer-term equity returns comprise aggregate long-term income and capital returns.

Derivative value movements

        Value movements for Jackson's equity-based derivatives and variable annuity product embedded derivatives are included in operating profit based on longer-term investment returns. The inclusion of these movements is so as to broadly match with the results on the Jackson variable annuity book that pertain to equity market movements, (subject to some limitations for GMDB products where US GAAP insurance accounting does not fully reflect the economic features being hedged). These accounting mismatches are magnified in a period of significant market movements.

        Other derivative value movements are excluded from operating results based on longer-term investment returns. These derivatives are primarily held by Jackson as part of a broadly based hedging program for features of Jackson's bond portfolio (for which value movements are booked directly to shareholders' equity rather than income statement) and product liabilities (for which US GAAP accounting does not reflect the economic features being hedged).

        These key elements are of most importance in determining the operating results based on longer-term investment returns of Jackson.

        There are two exceptions to the basis described above for determining operating results based on longer-term investment returns. These are for:

  •
  Unit-linked and US variable annuity separate account business.

        For such business, the policyholder liabilities are directly reflective of the asset value movements. Accordingly, all asset value movements are recorded in the operating results based on longer-term investment returns.

  •
  Assets covering non-participating business liabilities that are interest rate sensitive.

        For UK annuity business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the "operating results based on longer-term investment returns". Policyholder liabilities include a margin for credit as explained in note D2(f)(iii) of the consolidated financial statements in Item 18. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

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

        Examples where such bifurcation is necessary are:

Asia

Vietnamese participating business

        For the participating business in Vietnam, the liabilities include policyholders' interest in investment appreciation and other surplus. Bonuses paid in a reporting period and accrued policyholder interest in investment appreciation and other surpluses primarily reflect the level of realized investment gains above contract-specific hurdle levels. For this business operating profit based on longer-term investment returns includes the aggregate of longer-term returns on the relevant investments, a credit or charge equal to movements on the liability for the policyholders' interest in realized investment gains (net of any recovery of prior deficits on the participating pool), less amortization over five years of current and prior movements on such credits or charges.

        The overall purpose of these adjustments is to ensure that investment returns included in operating results equal longer-term returns but that in any one reporting period movements on liabilities to policyholders caused by investment returns are substantially matched in the presentation of the segmental analysis of profit before tax attributable to policyholders.

Non-participating business

        Liabilities are bifurcated so that the movement in the carrying value of liabilities is split between that which is included in operating results based on longer-term investment returns, and the residual element for the effect of using year-end rates is included in short-term fluctuations and in the income statements.

Guaranteed Minimum Death Benefit product features

        For unhedged Guaranteed Minimum Death Benefit ("GMDB") liabilities accounted for under IFRS using 'grandfathered' US GAAP, such as in the Japanese business, the change in carrying value is determined under FASB Accounting Standards Codification Subtopic 944-80 (formerly SOP 03-1), which partially reflects changes in market conditions. Under Prudential's supplementary basis of reporting, the operating profit based on longer-term investment returns reflects the change in liability based on longer-term market conditions with the difference between the charge to the operating result and the movement reflected in the total result included in short-term fluctuations in investment returns.

US operations—embedded derivatives for variable annuity guarantee features

        Under IFRS, the Guaranteed Minimum Withdrawal Benefit ("GMWB") and Guaranteed Minimum Income Benefit ("GMIB") reinsurance are required to be fair valued as embedded derivatives. The movements in carrying values are affected by changes in the level of observed implied equity volatility and changes to the discount rate applied from year to year. For these embedded derivatives, as described in note D3(i) to Prudential's consolidated financial statements in Item 18, the discount rate applied reflects AA corporate bond curve rates. For the purposes of determining operating profit based on longer-term investment returns, the charge for these features is determined using historical longer-term equity volatility levels and long-term average AA corporate bond rate curves.

UK shareholder-backed annuity business

        With one exception, the operating result based on longer-term investment returns reflects the impact of all value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund.

        The exception is for the impact on credit risk provisioning of actual downgrades during the year. As this feature arises due to short-term market conditions the effect of downgrades, if any, in a particular period, on the overall provisions for credit risks is included in the category of short-term fluctuations in investment returns.

        The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest applied to portfolio rebalancing to align more closely with the management benchmark.

Fund management and other non-insurance businesses

        For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses, it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realized gains and losses (including impairments) in the operating result with unrealized gains and losses being included in short-term fluctuations. For this purpose impairments are calculated as the credit loss determined by comparing the projected cash flows discounted at the original effective interest rate with the carrying value. In some instances it may also be appropriate to amortize realized gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying substance of the arrangements.

Actuarial and other gains and losses on defined benefit pension schemes

        Actuarial and other gains and losses on defined benefit pension schemes principally reflect short-term value movements on scheme assets and the effects of changes in actuarial assumptions. Under Prudential's accounting policies these items are records within the income statement, rather than through other comprehensive income, solely due to the interaction of Prudential's approach to adoption of IFRS 4 for with-profits funds and the requirements of IAS 19.

Reconciliation of total loss by business segment and geography to IFRS operating profit based on longer-term investment returns

Analysis of IFRS operating profit based on longer-term investment returns and IFRS total profit

        A reconciliation of loss before tax (including tax attributable to policyholders' returns) to loss before tax attributable to shareholders and loss for the period is shown below.

	2009	2008	2007
	(£ million)
Insurance business
Long-term business(ii)
Asia	416	257	140
US(iv)	459	406	444
UK	606	545	524
Development expenses	(6)	(26)	(15)

Long-term business profit	1,475	1,182	1,093
UK general insurance commission(v)	51	44	4
Asset management business
M&G	238	286	254
Asia asset management	55	52	72
Curian	(6)	(3)	(5)
US broker-dealer and asset management(iv)	10	10	13

	1,823	1,571	1,431

Other income and expenditure(viii)	(395)	(260)	(260)
Restructuring costs(ix)	(23)	(28)	(19)

Total IFRS operating profit based on longer-term investment returns(i)	1,405	1,283	1,152
Short-term fluctuations in investment returns(vi)
Insurance operations	166	(1,408)	(50)
IGD hedge costs	(235)	—	—
Other operations	105	(313)	(1)

Total short-term fluctuations in investment returns	36	(1,721)	(51)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes(vii)	(74)	(13)	(1)

Profit/(loss) before loss on sale and results of Taiwan agency business	1,367	(451)	1,100
(Loss) gain on sale and results of Taiwan agency business(iii)	(621)	1	(37)

Profit (loss) before tax from continuing operations attributable to shareholders	746	(450)	1,063
Tax (charge) credit attributable to shareholders' profit	(55)	59	(354)
Discontinued operations (net of tax)	(14)	—	241

Profit (loss) for the year	677	(391)	950
Minority interests	(1)	(5)	(3)

Total profit (loss) for the year attributable to equity holders of Prudential	676	(396)	947

Notes

(i)
Operating profit based on longer-term investment returns.

Operating profit based on longer-term investment returns is a supplemental measure of results and is the basis on which management regularly review the performance of Prudential's segments as defined by IFRS 8. For the purposes of measuring operating profit, investment returns on shareholder-financed business are based on expected long-term rates of return as discussed above. The expected long-term rates of return are intended to reflect historical rates of return and, where appropriate, current inflation expectations adjusted for consensus economic and investment forecasts. The most significant operation that requires adjustment for the difference between actual and long-term investment returns is Jackson. The amounts included in operating results for long-term capital returns for Jackson's debt securities comprise two components. These are a risk margin reserve-based charge for long-term expected defaults, which is determined by reference to the credit quality of the portfolio, and amortization of interest-related realized gains and losses to operating results based on longer-term results to the date when sold bonds would otherwise have matured. Consistent with the policy of including longer-term investment returns in the measure of operating profit, movements in policyholder liabilities are also, where appropriate, delineated between amounts included in operating profit and movements arising from short-term market conditions, which are recorded in short-term fluctuations in investment returns.

(ii)
Effect of changes to assumptions, estimates and bases of determining life assurance liabilities.

The results of Prudential's long-term business operations are affected by changes to assumptions, estimates and bases of preparation. These are described in notes D2(h), D3(h) and D4(h) contained within the consolidated financial statements in Item 18.

(iii)
Sale of Taiwan agency business.

In order to facilitate comparisons of operating profit based on longer-term investment returns that reflect Prudential's retained operations, the results attributable to the Taiwan business for which the sale process was completed in June 2009 are included separately within the supplementary analysis of profit.

(iv)
Jackson operating results based on longer-term investment returns.

IFRS basis operating profits for US operations include the following amounts (net or related change in amortization or deferred acquisition costs, where applicable) so as to derive longer-term investment returns:

	2009	2008	2007
	(£ million)
Debt securities:
Amortization of interest related realized gains and losses	47	24	31
Risk margin reserve charge for longer-term credit-related losses (see below)	(60)	(41)	(37)
Equity type investments:
Longer-term returns	69	62	47

  The risk margin reserve ("RMR") charge for longer-term credit-related losses is based on an average annual RMR of 27, 23 and 22 basis points for 2009, 2008 and 2007 respectively on average book values for the year as shown below:

	2009				2008				2007
Moody's rating category (or equivalent under NAIC rating of RMBS)	Average book value (US$m)	RMR %	Annual expected losses US$m		Average book value (US$m)	RMR %	Annual expected losses US$m		Average book value (US$m)	RMR %	Annual expected losses US$m
A3 or higher	19,509	0.03	(5)	(3)	21,098	0.03	(6)	(3)	20,231	0.03	(6)	(3)
Baa 1, 2, 3	21,072	0.23	(47)	(30)	20,145	0.23	(46)	(25)	20,306	0.22	(46)	(23)
Ba 1, 2, 3	2,035	1.13	(23)	(15)	1,635	1.11	(18)	(10)	1,687	1.13	(19)	(9)
B1, 2, 3	594	2.86	(17)	(11)	514	2.80	(14)	(8)	530	2.88	(15)	(7)
Below B3	691	3.91	(27)	(17)	373	3.98	(15)	(8)	240	4.00	(10)	(5)

Total	43,901	0.27	(119)	(76)	43,765	0.23	(99)	(54)	42,994	0.22	(96)	(47)

Related change to amortization of deferred acquisition costs (see below)			25	16			23	13			20	10
Risk margin reserve charge to operating profit for longer-term credit-related losses			(94)	(60)			(76)	(41)			(76)	(37)

  During 2009, the National Association of Insurance Commissioners ("NAIC") changed its approach to the determination of regulatory ratings of residential mortgage backed securities ("RMBS"). This recognized the complexities associated with these investments and the limitations of the credit rating previously applied. The new ratings framework has been applied by an external third party, PIMCO, and provides regulatory rating details for more than 20,000 RMBS securities owned by US insurers at the end of 2009. Jackson has decided to use the ratings resulting from this model to determine the average annual RMR for 2009 as this is considered more relevant information for the RMBS securities concerned. If the previous approach of using Moody's ratings by a Nationally Recognized Statistical Ratings Organization ("NRSROs") such as Moody's, Standard and Poor's or Fitch for these investments had been used this would have resulted in an annual RMR of 31 basis points for 2009, an additional £11 million of annual expected losses for the period. It should be noted that this change has no impact on the valuation applied to these securities within the IFRS statement of financial position and so there is no impact on IFRS profit before tax or shareholder's equity as a result of this change.

  The longer-term rates of return for equity-type investments ranged from 6.7 per cent to 7.9 per cent for 2009, 6.3 per cent to 8.4 per cent for 2008, and 8.1 per cent to 10.1 per cent for 2007, depending on the type of investments. These rates are currently based on spreads over ten year US treasury rates of 400 to 600 basis points.

  Market value movements on equity-based derivatives and embedded derivatives are also recorded within operating profits based on longer-term investment returns so as to be consistent with the market-related effects on fees and reserve movements for equity-based products. Market value movements on other derivatives are excluded from operating profit, and are included in short-term fluctuations in investment returns.

  Consistent with the basis of measurement of insurance assets and liabilities for US GAAP investment contracts applied to Jackson's IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related charges to amortization of deferred acquisition costs.

(v)
UK operations transferred its general insurance business to Churchill in 2002, with general insurance commission representing the commission receivable (net of expenses) for Prudential branded general insurance products as part of this arrangement.

(vi)
Short-term fluctuations in investment returns on shareholder-backed business.

	2009	2008	2007
	(£ million)
Insurance operations
Asia	31	(138)	15
US	27	(1,058)	(18)
UK	108	(212)	(47)
Other operations
IGD hedge costs	(235)	—	—
Other	105	(313)	(1)

Total	36	(1,721)	(51)

  General overview of defaults

  Prudential incurred defaults of £11 million in 2009 and £206 million in 2008. There were no default losses in 2007. The defaults of £11 million in 2009 were experienced by the UK shareholder-backed annuity business. Jackson experienced less than £1 million of default losses during 2009. Defaults in 2008 of £206 million (including losses on sale) arose primarily in respect of Lehman Brothers (£110 million) and Washington Mutual (£91 million), the majority of which arose in Jackson.

  Asian insurance operations

  The fluctuations for Asian operations in 2009 of a gain of £31 million primarily relate to strong market performance in Taiwan and Japan partially offset by the fall in the Vietnamese bond markets. For 2008, the fluctuations of a charge of £138 million relate mainly to £81 million for Vietnam, reflecting a significant fall in the Vietnamese bond and equity markets. For 2007, the £15 million of short-term fluctuations primarily reflect strong equity market movements in Vietnam.

  US insurance operations

  The short-term fluctuations in investment returns for US insurance operations for 2009, 2008 and 2007 comprise the following items:

	2009	2008	2007
	(£ million)
Short-term fluctuations related to debt securities:
Charges in the year*
Defaults	—	(78)	—
Losses on sales of impaired and deteriorating bonds	(6)	(130)	(51)
Bond write downs	(630)	(419)	(35)
Recoveries/reversals	5	3	8

	(631)	(624)	(78)
Less: risk margin charge included in operating profit based on longer-term investment returns	76	54	48

Total	(555)	(570)	(30)

Interest related gains (losses):
Arising in the year	125	(25)	31
Less: amortization gains and losses arising in current and prior years to operating profit based on longer-term investment returns	(59)	(28)	(37)

	66	(53)	(6)

Related change to amortization of deferred acquisition costs	75	88	9

Total short-term fluctuations related to debt securities	(414)	(535)	(27)
Derivatives (other than equity related): market value movements (net of related change to amortization of deferred acquisition costs)**	385	(369)	(19)
Equity type investments: actual less longer-term return (net of related change to amortization of deferred acquisition costs)	(59)	(69)	42
Other items (net of related change to amortization of deferred acquisition costs)***	115	(85)	(14)

Total	27	(1,058)	(18)

  *
  The charges on the debt securities of Jackson comprise the following:

	Defaults	Bond write-downs	Losses on sale or impaired and deteriorating bonds	Recoveries/ reversals	2009 Total	2008 Total
	(£ million)
Residential mortgage-based securities
Prime	—	268	—	—	268	25
Alt-A	—	192	(10)	—	182	138
Sub-prime	—	49	—	—	49	4

Total residential mortgage-backed securities	—	509	(10)	—	499	167
Corporate debt securities	—	91	16	—	107	441
Other	—	30	—	(5)	25	16

Total	—	630	6	(5)	631	624

    As disclosed above, total 2008 defaults, losses on sale, write-downs and recoveries were £(624) million compared to £(78) million in 2007. Given the smaller scale of losses in 2007, a breakdown by type of debt security has not been provided.

    Other bond write-downs and defaults of £30 million relate to Piedmont Securities in 2009. Piedmont is an investment vehicle investing in certain asset-backed and mortgage-backed securities in the US.

  **
  The gain of £385 million and the charge of £369 million and £19 million value movement for 2009, 2008 and 2007 respectively is for freestanding derivatives held to manage the fixed annuity and other general account business. Under IAS 39, unless hedge accounting is applied, value movements on derivatives are recognized in the income statement.

    Derivative value movements in respect of equity risk within variable annuity business are included within the operating profit based on longer-term investment returns to match broadly with the commercial effects to which the variable annuity derivative program relates (subject to some limitations to GMDB liabilities where US GAAP does not fully reflect the economic features being hedged.) Other derivative value movements are separately identified within short-term fluctuations in investment returns.

    For the derivatives program attaching to the fixed annuity and other general account business Prudential has continued its approach of not seeking to apply hedge accounting under IAS 39. This decision reflects the inherent constraints of IAS 39 for hedge accounting investments and life assurance assets and liabilities under 'grandfathered' US GAAP under IFRS 4.

  ***
  The £115 million gain (2008: charge of £85 million) for other items shown above comprises a gain of £85 million (2008: charge of £70 million) for the difference between the charge for embedded derivatives included in the operating result and the charge to the total result and a gain of £30 million (2008: charge of £15 million) of other items. For embedded derivatives the operating result reflects the application of 10-year average AA corporate bond rate curves and a static historical equity volatility assumption. The total result reflects the application of year-end AA corporate bond rate curves and current equity volatility levels.

  In addition, for US insurance operations, included within the statement of comprehensive income, is a reduction in net unrealized losses on debt securities classified as available-for-sale of £2,669 million for 2009 and an increase in net unrealized losses of £2,104 million and £244 million for 2008 and 2007 respectively. These temporary market value movements do not reflect default or impairments. Additional details on the movement in the value of the Jackson portfolio are included in note D3 to the consolidated financial statements in Item 18.

  UK insurance operations

  The short-term fluctuations gain of £108 million and charge of £212 million for 2009 and 2008, respectively, reflected primarily asset value movements, principally for shareholder-backed annuity business. The charge of £212 million in 2008 also included £42 million for the effect of credit downgrades on the calculation of liabilities for shareholder-backed annuity business in PRIL and PAC non-profit sub-fund.

  IGD hedge costs

  During the severe equity market conditions experienced in the first quarter of 2009 coupled with historically high equity volatility Prudential entered into exceptional short-dated hedging contracts to protect against potential tail-events on the IGD capital position, in addition to the regular operational hedging programs. The hedge contracts have expired and have not been renewed.

  Other operations

  Short-term fluctuations of other operations, in addition to the previously discussed IGD hedge costs arise from:

	2009	2008	2007
	(£ million)
Unrealized value movements on swaps held centrally to manage Prudential assets and liabilities	28	(38)	(18)
Unrealized value movements on Prudential Capital's bond portfolio	66	(190)	(24)
Unrealized value movements on investments held by other operations	11	(14)	9
Value movements relating to the investment in an India mutual fund	—	(71)	32

	105	(313)	(1)

(vii)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes.

	2009	2008	2007
	(£ million)
Actuarial gains and losses
Actual less expected return on scheme assets	23	(97)	4
Experience gains and losses on scheme liabilities	17	19	(4)
Gains (losses) on changes of assumptions for scheme liabilities	(147)	71	(7)

	(107)	(7)	(7)
Less: amount attributable to the PAC with-profits sub-fund	47	(2)	6

	(60)	(9)	(1)
Other gains and losses
Movement in the provision for deficit funding of PSPS	(48)	(13)	—
Less: amount attributable to the PAC with-profits sub-fund	34	9	—
	(14)	(4)	—

Total	(74)	(13)	(1)

  The actuarial gains and losses shown in the table above relate to the Scottish Amicable, M&G and until 2009 the small Taiwan defined benefit pension schemes. The amounts did not include actuarial gains and losses for the Prudential Staff Pension Scheme (PSPS) for which Prudential has not recognized its interest in the scheme's underlying surplus.
  The losses of £147 million in 2009 on change of assumptions comprise mainly the effect of a decrease in the risk discount rate combined with the effect of increase in inflation rates.
  Other gains and losses relate to the change in the year or the provisions for deficit funding obligation for PSPS. Further details on Prudential's defined benefit pension schemes and the effect of the accounting policy change are shown in note I2, contained in the consolidated financial statements in Item 18.

(viii)
Share-based payments.

The charge for share-based payments for Prudential schemes is the same for the Save As You Earn ("SAYE") and Prudential performance-related schemes.

(ix)
Restructuring costs are incurred in the UK as part of the EEV covered business (£16 million, £10 million and £7 million for 2009, 2008 and 2007 respectively) and as part of central operations, or the EEV non-covered business (£7 million, £18 million and £12 million for 2009, 2008 and 2007 respectively).

Reconciliation of IFRS operating profit based on longer-term investment returns to IFRS total profit

        The following tables reconcile Prudential's operating profit based on longer-term investment returns to Prudential's total profit (loss) after tax for 2009, 2008 and 2007:

Year ended December 31, 2009

	Insurance operations			Asset management
							Total segment	Unallocated corporate
	UK	US	Asia	M&G	US	Asia			Total
	(£ million)
Operating profit based on longer-term investment returns	657	459	410	238	4	55	1,823	(418)	1,405
Short-term fluctuations in investment returns on shareholder-backed business	108	27	31	70	—	—	236	(200)	36
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(46)	—	—	(14)	—	—	(60)	(14)	(74)
Loss on sale and results for Taiwan agency business(i)	—	—	(621)	—	—	—	(621)	—	(621)

Profit (loss) from continuing operations before tax attributable to shareholders	719	486	(180)	294	4	55	1,378	(632)	746

Tax attributable to shareholders									(55)

Profit (loss) from continuing operations after tax									691
Discontinued operations									(14)

Profit for the year									677

(i)
This comprises loss on sale of Taiwan agency business of £559 million and trading results before tax of £62 million as explained in note I1 of the consolidated financial statements in Item 18.

Year ended December 31, 2008

	Insurance operations			Asset management
							Total segment	Unallocated corporate
	UK	US	Asia	M&G	US	Asia			Total
	(£ million)
Operating profit based on longer-term investment returns	589	406	231	286	7	52	1,571	(288)	1,283
Short-term fluctuations in investment returns on shareholder-backed business	(212)	(1,058)	(138)	(195)	—	—	(1,603)	(118)	(1,721)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	(2)	(10)	—	—	(12)	(1)	(13)
Results for the sold Taiwan agency business	—	—	1	—	—	—	1	—	1

(Loss) profit from continuing operations before tax attributable to shareholders	377	(652)	92	81	7	52	(43)	(407)	(450)

Tax attributable to shareholders									59

Loss for the year									(391)

Year ended December 31, 2007

	Insurance operations			Asset management
							Total segment	Unallocated corporate
	UK	US	Asia	M&G	US	Asia			Total
	(£ million)
Operating profit based on longer-term investment returns	528	444	125	254	8	72	1,431	(279)	1,152
Short-term fluctuations in investment returns on shareholder-backed business	(47)	(18)	15	4	1	—	(45)	(6)	(51)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	—	5	—	—	5	(6)	(1)
Results for the sold Taiwan agency business	—	—	(37)	—	—	—	(37)	—	(37)

Profit/(loss) from continuing operations before tax attributable to shareholders	481	426	103	263	9	72	1,354	(291)	1,063

Tax attributable to shareholders									(354)

Profit/(loss) from continuing operations after tax									709
Discontinued operations									241

Profit for the year									950

IFRS operating profit based on longer-term investment returns

        Prudential's operating profit based on longer-term investment returns before tax from continuing operations based on longer-term investment returns on the IFRS basis was £1,405 million in 2009, £1,283 million in 2008 and £1,152 million in 2007.

Insurance operations

        In Asia, operating profit based on longer-term investment returns for long-term business increased by 62 per cent from £257 million in 2008 to £416 million in 2009. 2009 included a £63 million one-off release of reserves in the Malaysian life operations determined after assessing the measurement basis for policyholders' liabilities, following the implementation of a Risk Based Capital ("RBC") regime by the Malaysian regulatory authorities. Excluding this item, Asia delivered a strong underlying operating performance resulting in an increase of £96 million to £353 million in 2009 from £257 million for 2008. This increase reflected both underlying growth as Prudential built the in-force book and a reduction in new business strain from a charge of £97 million in 2008 to a charge of £78 million in 2009.

        Prudential's larger markets in Asia of Malaysia, Hong Kong, Singapore and Indonesia continued to show strong increases in operating profit based on longer-term investment returns. In Indonesia, the results increased from £55 million in 2008 to £102 million in 2009, reflecting the strong underlying growth of the business and further improvements to the impact of new business on operating profit based on longer-term investment returns. In Malaysia, operating profit based on longer-term investment returns of £65 million in 2009, excluding the one-off credit, was up 41 per cent from £46 million in 2008, driven mainly by the growth in the profits from the in-force business. Hong Kong recorded increased operating profit based on longer-term investment returns up 45 per cent from £33 million in 2008 to £48 million in 2009, due mainly to increased profits from the in-force non-participating business, both as a result of growth and the non-recurrence of one-off costs in 2008. This has been offset by reduced participating fund profits following lower bonus payments to policyholders in 2009 reducing the corresponding transfer to shareholders from the with-profits fund. Singapore saw an increase in operating profit based on longer-term investment returns of £29 million in 2008 (35 per cent) to £112 million in 2009 reflecting growth in the in-force business. Aside from Japan, where on February 15, 2010 the operation suspended writing new business, Taiwan, which is focusing on its bancassurance business following the disposal of its agency business in June 2009, and Thailand, all the Asian life operations generated operating profit based on longer-term investment returns in 2009.

        In the US, the long-term business operating profit based on longer-term investment returns increased by 13 per cent from £406 million in 2008 to £459 million in 2009, primarily from the effect of favorable exchange rate movements, increased operating profit based on longer-term investment returns from the fixed and fixed indexed annuity business and lower DAC amortization on variable annuity business as compared to 2008. These increases were offset by the combined negative accounting impact of equity market movements on Jackson's variable annuity business and related hedging program. The hedging program is undertaken on an economic basis and the accounting measurement does not always fully capture the economic effects.

        In the UK, the long-term business operating profit based on longer-term investment returns of £606 million in 2009 increased by 11 per cent from £545 million in 2008. This reflected growth from the shareholder-backed annuity business, with operating profit based on longer-term investment returns being £194 million higher than in 2008, partially offset by lower contribution from the with-profits business of £281 million in 2009, compared with £395 million in 2008. The lower profit from the with-profit business reflected the impact of rate reductions in the February 2009 bonus declaration made in response to recent volatile investment performance. These lower bonus payments to policyholders have a corresponding negative impact on operating profit based on longer-term investment returns as they reduce the consequential transfer to shareholders from the with-profit fund, calculated as one-ninth of the cost of policyholders' bonus. Profit from UK general insurance commission increased to £51 million in 2009 from £44 million in 2008. As a result, the total operating profit based on longer-term investment returns increased by 12 per cent in 2009 to £657 million from £589 million in 2008.

        Prudential's Asian operations operating profit based on longer-term investment returns for long-term business increased by 84 per cent from £140 million in 2007 to £257 million in 2008. In Indonesia the results increased from £35 million in 2007 to £55 million in 2008 whilst in the established operations (Singapore, Hong Kong and Malaysia) the growth was more muted, growing from £153 million in 2007 to £162 million in 2008. For the Korean operation the result improved from a loss of £13 million in 2007 to a profit of £12 million in 2008. The driver for the growth was the implementation, for IFRS reporting purposes, of a more appropriate basis of deferring and amortizing acquisition costs rather than continuing with the local regulatory basis reporting. The Indian operation posted a loss of £6 million in 2008, before development expenses for the agency field force which is shown separately in the analysis above of operating profit based on longer-term investment returns under "development expenses". The result also reflects that as the business matures it is appropriate to now defer and amortize acquisition costs, resulting in a benefit of £19 million in 2008. The result for other operations increased from £8 million in 2007 to £34 million in 2008 reflecting mainly reserve releases in the Japanese operation.

        The US business's operating profit based on longer-term investment returns of £406 million in 2008 was down by nine per cent from £444 million in 2007. This was mainly due to accelerated levels of Variable Annuities DAC amortization as a result of large negative equity market movements. These impacts were partially offset by positive operating derivative income on variable annuity business, reflecting the increase in market value of the net short derivative positions due to falling equity prices.

        In the UK business, total operating profit based on longer-term investment returns increased by 12 per cent in 2008 to £589 million from £528 million in 2007. The increase of four per cent achieved for the long-term business in 2008 as compared to 2007 reflected profits attributable to the with-profits business of £395 million together with 15 per cent growth from the long-term shareholder backed business. IFRS profits from the shareholder annuity business in 2008 included the impact of strengthening the allowance for credit defaults partly offset by profits emerging from a rebalancing of the asset portfolio. Non-long-term business IFRS profit reflected profit from general insurance commission which increased to £44 million in 2008 from £4 million in 2007, with cash beginning to emerge following the 2002 sale of the business to Churchill.

Asset management business

        M&G's operating profit based on longer term investment returns for 2009 was £238 million, a decrease of 17 per cent from £286 million in 2008. This primarily reflected the relative levels of equity and property markets between 2008 and 2009, with the FTSE All Share Index being on average 15 per cent lower in 2009 than in 2008, as well as higher staff costs and lower performance-related fees. These negative impacts were partly offset by revenue earned on the very strong fund net inflows during 2009 (£13.5 billion in 2009 compared with £3.4 billion in 2008).

        M&G's operating profit based on longer term investment returns for 2008 was £286 million, an increase of 13 per cent from £254 million in 2007. Higher profits from the fixed income business and higher performance-related fees were partially offset by the negative impact of market conditions, particularly in the retail business.

        The Asian asset management operations reported operating profit based on longer term investment returns of £55 million, up by six per cent from £52 million in 2008. This reflects favorable exchange rates and management's focus on profitability during the period. Profit in 2009 was adversely impacted by a one-off loss in India of £6 million.

        In Asia, operating profit based on longer-term investment returns for asset management in 2008 was £52 million which represented a 28 per cent decrease against the 2007 operating profit based on longer-term investment returns of £72 million driven by decreasing funds under management and performance-related fees as a result of the market position in 2008.

Unallocated corporate result

        Operating profit based on longer-term investment returns for 2009 of £418 million comprised other income and expenditure of £395 million and restructuring costs of £23 million. Operating profit based on longer-term investment returns for 2008 of £288 million comprised other income and expenditure of £260 million and restructuring costs of £28 million. Operating profit based on longer-term investment returns for 2007 of £279 million comprised other income and expenditure of £260 million and restructuring costs of £19 million.

        The change of £135 million in other income and expenditure to negative £395 million in 2009 from the negative £260 million in 2008 primarily reflected lower returns on central funds as a result of falling interest rates, an increase in interest payable on core structural borrowings and the non-recurrence in 2009 of a positive one-off 2008 item of profit on the sale of a seed capital investment in an Indian mutual fund.

        Other income and expenditure in 2008 at negative £260 million was flat compared to 2007 (negative £260 million).

Analysis of life insurance pre-tax IFRS operating profit based on longer-term investment returns by driver

	2009	2008	2007
	(£ million)
Investment spread	1,001	747	804
Asset management fees	458	403	365
Net expense margin	(388)	(385)	(443)
DAC amortization (Jackson only)	(223)	(450)	(286)
Net insurance margin	472	308	273
With-profits business	310	425	420
Non-recurrent release of reserves for Malaysian life operation	63	—	—
Other	(218)	134	(40)

Total long-term business operating profit based on longer-term investment returns	1,475	1,182	1,093

        The analysis above classifies Prudential's pre-tax operating profit based on longer-term investment returns from long-term insurance operations in 2009, 2008 and 2007 into the underlying drivers of those profits, using the following categories:

  (i)
  Investment spread—this represents the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to policyholder accounts.

  (ii)
  Asset management fees—this represents profits driven by investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses.

  (iii)
  Net expense margin—this represents expenses charged to the profit and loss account (excluding those borne by the with-profits fund and those products where earnings are purely protection driven) including amounts relating to movements in deferred acquisition costs, net of any fees or premium loadings related to expenses. Jackson DAC amortization (net of hedging effects), which is intended to be part of the expense margin, has been separately highlighted in the table below.

  (iv)
  Insurance margin—this represents profits derived from the insurance risks of mortality, morbidity and persistency, including fees earned on variable annuity guarantees.

  (v)
  With-profits business—this represents the shareholders' transfer from the with-profits fund in the period.

  (vi)
  Other represents a mixture of other income and expenses that are not directly allocated to the underlying drivers, including non-recurring items.

        An analysis of life insurance pre-tax operating profit based on longer-term investment returns for 2009, 2008 and 2007 by driver and segment is as follows:

	2009
	Asia	US	UK	Total
	(£ million)
Investment spread	56	622	323	1,001
Asset management fees	80	324	54	458
Net expense margin	(65)	(227)	(96)	(388)
DAC amortization (Jackson only)	—	(223)	—	(223)
Net insurance margin	253	178	41	472
With-profits business	29	—	281	310
Non-recurrent release of reserves for Malaysian Life operations	63	—	—	63
Other(i)	(6)	(215)	3	(218)

Total	410	459	606	1,475

	2008
	Asia	US	UK	Total
	(£ million)
Investment spread	54	550	143	747
Asset management fees	54	292	57	403
Net expense margin	(79)	(192)	(114)	(385)
DAC amortization (Jackson only)	—	(450)	—	(450)
Net insurance margin	198	122	(12)	308
With-profits business	30	—	395	425
Other(i)	(26)	84	76	134

Total	231	406	545	1,182

	2007
	Asia	US	UK	Total
	(£ million)
Investment spread	52	533	219	804
Asset management fees	39	266	60	365
Net expense margin	(119)	(186)	(138)	(443)
DAC amortization (Jackson only)	—	(286)	—	(286)
Net insurance margin	142	122	9	273
With-profits business	26	—	394	420
Other(i)	(15)	(5)	(20)	(40)

Total	125	444	524	1,093

Note:

(i)
Asia "other" includes development expenses of £6 million (2008: £26 million, 2007: £15 million). US "other" comprises principally of hedging costs/profits before the allowance for Variable Annuity guarantee fees included within net insurance margin, together with other one-off items. UK "other" in 2008 represents the benefits of a number of one-off items.

Charge for short-term fluctuations in investment returns

        In calculating the operating profit based on longer-term investment returns, longer-term investment return assumptions are used rather than actual investment returns achieved. The actual movements in asset values beyond the longer-term assumptions appear in the profit and loss account as short-term fluctuations in investment returns, with the exception of Jackson, where unrealized gains or losses on debt securities feature directly as movements in shareholder reserves.

        In 2009, short-term fluctuations of £36 million comprised £166 million relating to insurance operations offset by £130 million in respect of other operations and represented a significant increase over the negative short-term fluctuations of £1,721 million recognized in 2008.

        Short-term fluctuations in investment returns for insurance operations of positive £166 million in 2009 comprised £31 million for Asia, £27 million for US operations and £108 million in the UK.

        The positive short-term fluctuations of £31 million for Asian insurance operations in 2009 primarily reflected strong market performance in Taiwan and Japan partially offset by the impact of unrealized losses on the debt securities portfolio in Vietnam.

        The positive short-term fluctuations of £27 million for US insurance operations in 2009 comprised positive £385 million for market value movements on the free-standing derivatives used to manage the fixed annuity and other general account business, negative £414 million in respect of debt securities, and positive £56 million of other items. The negative £414 million for debt securities reflected the levels of realized gains and losses (including write-downs) in excess of the allowance for longer-term defaults and amortization of interest-related gains included in the operating result adjusted for associated deferred acquisition costs.

        The positive short-term fluctuations of £108 million for UK insurance operations in 2009 reflected principally value movements on the assets backing the capital of the shareholder-backed annuity business.

        For other operations, the principal component of short-term fluctuations in investment returns in 2009 was a one-off £235 million cost arising from the hedge temporarily put in place during the first quarter, to protect Prudential IGD capital surplus in the light of exceptional market conditions. During the severe equity market conditions experienced in the first quarter of 2009, coupled with historically high equity volatility, Prudential entered into exceptional short-dated hedging contracts to protect against potential tail-events on the IGD capital position, in addition to its regular operational hedging programs. The residual short-term fluctuations in investment returns for other operations of positive £105 million included £66 million for unrealized appreciation on Prudential Capital's debt securities portfolio and £28 million on swaps held centrally to manage Prudential's assets and liabilities.

        The £1,721 million charge for short-term fluctuations in investment returns in 2008 mainly comprised £138 million, £1,058 million and £212 million relating to its Asian, US and UK insurance operations respectively.

        The Asian insurance operations' negative short-term fluctuations of £138 million in 2008 primarily reflected movements in Vietnam and Japan of £81 million and £34 million respectively.

        The result in Vietnam mainly reflected the two-thirds fall in the Vietnam equity market. In Japan there were a number of contributory factors, the largest of these being losses of £14 million reflecting the 42 per cent fall in the country's stock market and unrealized losses of £13 million on leveraged super senior notes.

        Prudential's US results included a £1,058 million charge in 2008 (2007: £18 million charge) for short-term fluctuations in investment returns. This comprised £535 million in respect of debt securities, £439 million in respect of freestanding derivatives and embedded derivative liabilities, £69 million for equity-type securities and a net £15 million for other items.

        The £535 million charge for debt securities in 2008 reflected the levels of defaults, losses on sale, and write downs in excess of the allowance for longer-term defaults included in the operating result. The main constituent of the £439 million charge in 2008 was £369 million for freestanding derivatives held to manage the fixed annuity and other general account business. There was also a charge of £70 million in 2008 in respect of Guaranteed Minimum Withdrawal Benefit and other embedded derivative liabilities for the difference between the effect of applying year-end AA corporate bond rate and equity volatility curves in the total result rather than longer-term levels, as applied in determining the operating result.

        The UK insurance operations' short-term fluctuations charge of £212 million in 2008 reflected asset value movements, principally for the shareholder-backed annuity business, of negative £170 million and £42 million for the effect of credit downgrades on the measurement of annuity liabilities.

        Other short-term fluctuations charge of £313 million in 2008 included £190 million for unrealized value movements in Prudential Capital and £71 million on the sale of an investment in an Indian Mutual Fund.

Sale of Taiwan agency business

        On February 20, 2009 Prudential announced its agreement to transfer the assets and liabilities of the agency distribution business in Taiwan, including the capital consuming in-force book, to China Life Insurance Limited (Taiwan). The transaction completed on June 19, 2009 following regulatory approval being given on that day. The transfer has resulted in a one-off negative pre-tax impact of £621 million. After allowing for tax, and other adjustments, the effect on shareholders' equity was negative £607 million. The overall size of loss reflects the carrying value of the IFRS equity of the business as applied in the calculation of the loss on sale and the application of "grandfathered" US GAAP under IFRS 4 for insurance assets and liabilities. US GAAP does not and is not designed to include the costs of holding economic capital to support the legacy interest rate guaranteed products. The loss on sale reflects this element of the economic value. Separately, it is to be noted that under IFRS there is no recognition of the enhanced IGD capital surplus position arising on completion.

Presentation of results before tax and effective rate of tax

        The total tax charge for Prudential reflects tax that in addition to relating to shareholders' profits is also attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. This is explained in more detail in note F5 to the consolidated financial statements in Item 18. However, pre-tax profits are determined after transfers to or from unallocated surplus of with-profits funds. These transfers are in turn determined after taking account of tax borne by with-profits funds. Consequently reported profit before the total tax charge is not representative of pre-tax profits attributable to shareholders. In order to provide a measure of pre-tax profits attributable to shareholders Prudential has chosen to adopt an income statement presentation of the tax charge and pre-tax results that delineates between policyholder and shareholder components.

	2009	2008	2007
	(£ million)
Tax (charge) credit	(873)	1,683	(349)
Less: tax credit (charge) attributable to policyholders' returns	818	(1,624)	(5)

Tax (charge) credit attributable to shareholders' returns	(55)	59	(354)

        The effective rate of tax attributable to shareholders' profits on operating profit based on longer-term investment returns, was 23 per cent in 2009 (2008: 23 per cent). The effective rate of tax attributable to shareholders' profits at the total profit level for continuing operations was seven per cent in 2009 (2008: 13 per cent) due to the ability to utilize losses carried forward for which Prudential was previously unable to recognize a deferred tax asset in Jackson, partially offset by the absence of tax relief on the loss on the disposal of the Taiwan agency business.

        The effective rate of tax attributable to shareholders' profits on operating profit based on longer-term investment returns, was 23 per cent in 2008 (2007: 31 per cent). The effective rate of tax attributable to shareholders' profits at the total profit level for continuing operations was 13 per cent in 2008 (2007: 33 per cent). The effective rate of tax on operating profit based on longer-term investment returns was lower in 2008 than 2007, reflecting a combination of the settlement of issues with HM Revenue and Customs at amounts below those previously provided and a reduction in amounts previously provided on outstanding issues with HM Revenue and Customs. The effective rate of tax at total profit level in 2008 was lower than expected, substantially due to a restriction on the ability to recognize deferred tax assets on all losses in Asia and the US.

IFRS Earnings per share

	2009		2008		2007
EPS based on operating profit based on longer-term investment returns after tax and minority interest	43.3	p	39.9	p	32.5	p
Basic EPS based on total profit (loss) after minority interest	27.0	p	(16.0	)p	38.7	p

 Explanation of Movements in Profits Before Shareholder Tax by Nature of
Revenue and Charges

        The following table shows Prudential's consolidated total revenue and consolidated total charges for the periods presented:

	Year Ended December 31,
	2009	2008	2007
	(£ million)
Gross earned premiums(a)	20,299	18,993	18,359
Outward reinsurance premiums	(323)	(204)	(171)

Earned premiums, net of reinsurance	19,976	18,789	18,188
Investment return(b)	26,889	(30,202)	12,225
Other income	1,234	1,146	2,457

Total revenue, net of reinsurance	48,099	(10,267)	32,870

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance(c)	(41,195)	10,824	(26,785)
Acquisition costs and other operating expenditure(d)	(4,572)	(2,459)	(4,859)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(209)	(172)	(168)
Loss on sale of Taiwan agency business	(559)	—	—

Total charges, net of reinsurance	(46,535)	8,193	(31,812)

Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)*	1,564	(2,074)	1,058
Tax (charge) credit attributable to policyholders' returns	(818)	1,624	5

Profit(loss) before tax attributable to shareholders	746	(450)	1,063
Tax (charge)credit attributable to shareholders' returns	(55)	59	(354)

Profit (loss) from continuing operations after tax	691	(391)	709
Discontinued operations (net of tax)(e)	(14)	—	241

Profit (loss) for the year	677	(391)	950

*
This measure is the formal profit (loss) before tax measure under IFRS but is not the result attributable to shareholders. See "Presentation of results before tax" under IFRS Critical Accounting Policies section above for further explanation.

(a)   Gross earned premiums

	Year Ended December 31,
	2009	2008	2007
	(£ million)
Asian Operations	5,345	5,333	5,022
US Operations	9,197	6,032	5,860
UK Operations	5,757	7,628	7,477

Total	20,299	18,993	18,359

        Gross earned premiums for insurance operations totaled £20,299 million in 2009, up seven per cent from £18,993 million in 2008. The increase of £1,306 million in 2009 was primarily driven by growth of £3,165 million in the US operations that was partially offset by a decrease of £1,871 million in the UK operations.

        Gross earned premiums for insurance operations totaled £18,993 million in 2008 compared to £18,359 million in 2007. The increase in gross earned premiums in 2008 against 2007 was driven by growth across all regions during the year.

Asia

        Gross earned premiums were flat in 2009, increasing by £12 million from £5,333 million in 2008 to £5,345 million. This reflects in part the fall in new business premiums across the Asian life insurance industry, particularly for single premium and investment-linked products, seen in the first half of 2009, being offset by strong sales in the fourth quarter of 2009 as consumer confidence returned to the retail financial services sector.

        Gross earned premiums increased by six per cent to £5,333 million in 2008 compared to £5,022 million in 2007, aided by exchange rate movements during the year.

        Prudential has focused on the sales of capital efficient unit-linked products in Asia, and is particularly strong in the regular premium savings sector. In recent years, Prudential has increased its focus on higher-margin protection products, both as riders to savings policies and on a standalone basis.

United States

        Gross earned premiums increased by 52 per cent from £6,032 million in 2008 to £9,197 million in 2009. This increase reflected both the beneficial effects of exchange rate movements compared to 2008, as well as the highest level of variable annuity sales in the company's history, driven by the stabilization of US equity markets that began in the second quarter of 2009. Jackson also experienced an increase in sales of fixed index annuities as a result of increased customer demand for products with a guaranteed rate of return. These increases were slightly offset by the restriction made by the company on the sales of institutional guaranteed investment contracts.

        Gross earned premiums increased by three per cent from £5,860 million in 2007 to £6,032 million in 2008. This increase was mainly as a result of exchange rate movements during the year, with a decrease in underlying variable annuity sales reflecting continued volatility in US equity markets in 2008 and intense price competition partially offset by increases in fixed annuity sales reflecting changing customer demands.

United Kingdom

        Gross earned premiums for the UK operations decreased by 25 per cent from £7,628 million in 2008 to £5,757 million in 2009. Sales of with-profits bonds increased by 35 per cent on 2008 in 2009 but this was more than offset by lower sales of retail products due to persisting challenging market conditions and also reflecting Prudential's focus on value over volume. Additionally, 2008 included a large bulk annuity transaction which was not repeated in 2009, due to the unavailability of transactions which met Prudential's return criteria.

        Gross earned premiums for Prudential UK increased by two per cent in the year from £7,477 million in 2007 to £7,628 million in 2008, primarily driven by strong growth in with-profits bonds supplemented by growth in offshore products and PruHealth, amongst other items.

(b)   Investment return

	Year Ended December 31,
	2009	2008	2007
	(£ million)
Asian Operations	4,431	(4,156)	1,818
US Operations	5,138	(5,409)	2,140
UK Operations	17,786	(20,435)	8,396
Unallocated corporate and intra-group elimination	(466)	(202)	(129)

Total	26,889	(30,202)	12,225

        Investment return principally comprises interest income, dividends, investment appreciation/depreciation (realized and unrealized gains and losses) on investments designated as fair value through profit and loss and realized gains and losses, including impairment losses, on Jackson's debt securities designated as available-for-sale. Movements in unrealized appreciation/depreciation of Jackson's debt securities designated as available for-sale are not reflected in investment return but are recorded instead in other comprehensive income.

Allocation of investment return between policyholders and shareholders

        Investment return is attributable to policyholders and shareholders. A key feature of the accounting policies under IFRS is that the investment return included in the income statement relates to all investment assets of Prudential, irrespective of whether the return is attributable to shareholders, or to policyholders or the unallocated surplus of with-profits funds, the latter two of which have no net impact on shareholders' profit. The table below provides a breakdown of the investment return for each regional operation attributable to each type of business:

	Year Ended December 31,
	2009	2008	2007
	(£ million)
Asian operations
Policyholder returns
Assets backing unit-linked liabilities	2,539	(2,552)	753
With-profits business	1,519	(1,611)	866

	4,058	(4,163)	1,619
Shareholder returns	373	7	199

Total	4,431	(4,156)	1,818

US operations
Policyholder returns
Assets held to back (separate account) unit-linked liabilities	3,760	(5,925)	620

Shareholder returns
Realized gains and losses (including impairment losses on available-for-sale bonds)	(529)	(651)	(47)
Value movements on derivative hedging program for general account business	340	(311)	19
Interest/dividend income and value movements on other financial instruments for which fair value movements are booked in the income statement	1,567	1,478	1,548

	1,378	516	1,520

Total	5,138	(5,409)	2,140

UK operations
Policyholder returns
Scottish Amicable Insurance Fund (SAIF)	1,438	(2,095)	849
Assets held to back unit-linked liabilities	2,947	(2,971)	515
With-profits fund (excluding SAIF)	10,461	(14,595)	5,881

	14,846	(19,661)	7,245

Shareholder returns
Prudential Retirement Income Limited (PRIL)	1,827	(684)	216
Other business	1,113	(90)	935

	2,940	(774)	1,151

Total	17,786	(20,435)	8,396

Unallocated corporate
Shareholder returns	(466)	(202)	(129)

Group total
Policyholder returns	22,664	(29,749)	9,484
Shareholder returns	4,225	(453)	2,741

Total	26,889	(30,202)	12,225

Policyholder returns

        The returns, as shown in the table above, are delineated between those returns allocated to policyholders and those allocated to shareholders. In making this distinction, returns allocated to policyholders are those from investments in which shareholders have no direct economic interest, namely:

  •
  unit-linked business in the UK and Asia and SAIF in the UK, for which the investment return is wholly attributable to policyholders,

  •
  separate account business of US operations, the investment return of which is also wholly attributable to policyholders, and

  •
  with-profits business (excluding SAIF) in the UK and Asia (in which the shareholders' economic interest, and the basis of recognizing IFRS basis profits, is restricted to a share of the actuarially determined surplus for distribution (in the UK, 10 per cent). Except for this surplus, the investment return of the with-profit funds is attributable to policyholders (through the asset-share liabilities) or the unallocated surplus, which is accounted for as a liability under IFRS 4.

        The assets of these three types of business represented 72 per cent of the total investments of Prudential as at December 31, 2009. The investment return related to the types of business above does not affect shareholders' profits directly. However, there is an indirect impact, for example, investment-related fees or the effect of investment return on the shareholders' share of the cost of bonuses of with-profits funds.

        Investment returns for unit-linked and similar products have a reciprocal impact on benefits and claims, with a decrease in market returns on the attached pool of assets affecting policyholder benefits on these products. Similarly, for with-profits funds there is a close correlation between increases or decreases in investment returns and the level of combined charge for policyholder benefits and movement on unallocated surplus that arises from such returns.

Shareholder returns

        For shareholder-backed non-participating business of the UK (comprising PRIL and other non-linked non-participating business) and of the Asian operations, the investment return is not directly attributable to policyholders and therefore does impact shareholders' profit directly. However, it should be noted that for UK shareholder-backed annuity business, principally PRIL, where the durations of asset and liability cash flows are normally closely matched, the discount rate applied to measure liabilities to policyholders (under grandfathered UK GAAP under IFRS 4) reflects movements in asset yields (after allowances for the future defaults) of the backing portfolios. Therefore, the net impact on the shareholders' profits of the investment return of the assets backing the liabilities of UK shareholder-backed annuity business is after taking into account the consequential effect on the movement in policyholder liabilities.

        Changes in shareholder investment returns for US operations reflect primarily movements in investment income, movements in the value of the derivative instruments held to manage the general account assets and liability portfolio, and realized gains and losses. However, separately reflecting Jackson's types of business, an allocation is made to policyholders through the application of crediting rates. The shareholder investment return for US operations also includes the fair value movement of the derivatives and the movement on the related liabilities of the variable annuity guarantees under Jackson's dynamic hedging program, as described in section "Group Risk Framework—Risk exposures—Equity Risk" under Item 4.

        The majority of the investments held to back the US non-participating business are debt securities for which the available-for-sale designation is applied for IFRS basis reporting. Under this designation the return included in the income statement reflects the aggregate of investment income and realized gains and losses (including impairment losses). However, movements in unrealized appreciation are booked directly to equity. The return on these assets is attributable to shareholders.

Reasons for year-on-year changes in investment returns

        With two exceptions, all Prudential investments are carried at fair value in the statement of financial position with fair value movements, which are volatile from year to year, recorded in the income statement. The exceptions are for:

  (i)
  debt securities of the US operations, which are accounted for on an IAS 39 available-for-sale basis, in respect of which realized gains and losses (including impairment losses) are recorded in the income statement, while movements in unrealized appreciation (depreciation) are booked as other comprehensive income. As a result, the changes in fair value of these debt securities are not reflected in Prudential's investment return in the income statement. The unrealized gains and losses in the income statement of US operations primarily arise on the assets of the US separate account business; and

  (ii)
  loans and receivables, which are carried at amortized cost.

        Subject to the effect of these two exceptions, the year-on-year changes in investment return primarily reflect the generality of overall market movements for equities, debt securities and, in the UK, for investment property. In addition, for Asian and US separate account business, foreign exchange rates affect the sterling value of the translated income. Consistent with the treatment applied for other items of income and expenditure, investment returns for overseas operations are translated at average exchange rates.

Asia

        The table below provides an analysis of investment return attributable to Asian operations for the periods presented:

	Year Ended December 31,
	2009	2008	2007
	(£ million)
Interest/dividend income (including foreign exchange gains and losses)	625	302	462
Investment appreciation (depreciation)	3,806	(4,458)	1,356

Total	4,431	(4,156)	1,818

        In Prudential's Asian operations, debt securities accounted for 43 per cent, 51 per cent and 38 per cent of the total investment portfolio as at December 31, 2009, 2008 and 2007, respectively, with equities comprising 48 per cent, 37 per cent and 54 per cent, respectively. The remaining nine per cent, 12 per cent and eight per cent of the total investment portfolio, respectively, primarily comprised loans and deposits with credit institutions. In Asia, investment return increased by £8,587 million in 2009 to £4,431 million. This increase was due to an increase of £323 million in interest and dividend income (including foreign exchange gains and losses) and an £8,264 million increase in investment appreciation, including realized and unrealized gains and losses. The increase of £8,264 million in investment appreciation primarily reflected the effect of the strong performance of Asian equity markets in 2009, in comparison to the significant downturns experienced in 2008.

        In 2008, investment return decreased by £5,974 million from a £1,818 million credit in 2007 to a £4,156 million charge in 2008. This decrease was due to a £160 million decrease in interest/dividend income (including foreign exchange gains and losses) and a decrease of £5,814 million in investment appreciation compared to 2007. The decrease of £5,814 million in investment appreciation was primarily the result of volatility in the Asian financial markets in 2008, reflecting a combined effect of the significant downturn in the Asian equity markets partially offset by the effects of bond yield declines.

United States

        The table below provides an analysis of investment return attributable to US operations for the periods presented:

	Year Ended December 31,
	2009	2008	2007
	(£ million)
Realized losses (including impairment losses on available-for-sale bonds)	(529)	(651)	(47)
Investment return of investments backing US separate account liabilities	3,760	(5,925)	620
Other investment return	1,907	1,167	1,567

Total	5,138	(5,409)	2,140

        In Prudential's US operations, investment return increased from a charge of £5,409 million in 2008 to a credit of £5,138 million in 2009. The significant £10,547 million favorable change was due to a £122 million decrease in realized losses on available-for-sale debt securities, an increase of £9,685 million in investment return of investments backing the US variable annuity separate account liabilities and an increase of £740 million in other investment returns. Realized losses in 2009 of £529 million included mainly losses incurred in the debt securities portfolio due to write downs and losses on the sale of bonds. The primary driver of the increase in the US investment return was the increase in returns on investments backing the US variable annuity separate account liabilities as a result of significantly more favorable movements in US equity markets in 2009. The increase of £740 million in other investment return was mainly accounted for by the movement in the fair value of derivatives held to manage the general account business, which was a positive £340 million in 2009 compared to a negative of £311 million in 2008.

        Investment return decreased by £7,549 million from a £2,140 million credit in 2007 to a £5,409 million charge in 2008. This decrease was due to a £604 million increase in realized losses on debt securities classified as available-for-sale, a decrease in the investment return of the investments backing the US variable annuity separate account liabilities of £6,545 million and a decrease of £400 million in other investment returns. Realized losses in 2008 were £651 million compared to £47 million in 2007 and were related to losses incurred in the debt securities portfolio due to defaults, losses on the sale of bonds and write downs. The primary driver of the decrease in the US investment return was the reduction in returns on investments backing the US variable annuity separate account liabilities as a result of adverse movements in US equity markets. The investment return of the investment assets backing US separate account liabilities decreased by £6,545 million from a £620 million credit in 2007 to a £5,925 million charge in 2008. The decrease of £400 million in other investment return was mainly accounted for by a £311 million decrease in the fair value of derivatives held to manage the general account business.

United Kingdom

        The table below provides an analysis of investment return attributable to UK operations for the periods presented:

	Year Ended December 31,
	2009	2008	2007
	(£ million)
Interest/dividend income	6,628	7,117	6,763
Foreign exchange gains and losses(i)	921	(2,964)	(101)
Investment appreciation (depreciation)(ii)	10,237	(24,588)	1,734

Total	17,786	(20,435)	8,396

(i)
Foreign exchange gains and losses on retranslation of non-sterling based assets, including foreign currency forwards, principally of the UK with-profits fund.

(ii)
Investment appreciation (depreciation) comprises realized and unrealized gains and losses on the investments.

        In Prudential's UK operations, equities accounted for 28 per cent, 32 per cent and 42 per cent of the total investment portfolio as at December 31, 2009, 2008 and 2007, respectively. Debt securities comprised 51 per cent, 48 per cent and 40 per cent, respectively, with investment properties accounting for eight per cent, 10 per cent and 10 per cent of the total investment portfolio in each respective year. The remaining 13 per cent, 10 per cent and eight per cent of the total investment portfolio as at December 31, 2009, 2008 and 2007, respectively, related to loans, deposits with credit institutions, investment in partnerships in investment pools and derivative assets. Within debt securities of £69 billion as at December 31, 2009, 84 per cent was comprised of corporate debt securities.

        In the UK, the investment return improved significantly by £38,221 million in 2009, from a £20,435 million charge in 2008 to a £17,786 million credit in 2009. This significant favorable change comprises a decrease of £489 million in interest and dividend income, which was more than offset by an increase of £3,885 million in foreign exchange gains and a decrease in investment depreciation of £34,825 million. The reduction in interest and dividend income of £489 million in 2009 primarily reflected the combined effects of lower interest rates and portfolio changes from equities to other asset classes. The foreign exchange gains of £921 million in 2009 related mainly to gains from foreign currency forwards of the UK with-profits fund as sterling appreciated above the contract levels in 2009. The investment appreciation of £10,237 million in 2009 primarily reflected the recovery in the UK financial markets compared to 2008, especially in the latter half of 2009, and mainly reflected movement on equities and debt securities.

        Investment return in the UK decreased £28,831 million from an £8,396 million credit in 2007 to a £20,435 million charge in 2008. This reduction was due to an increase of £354 million interest/dividend income being more than offset by a decrease of £2,863 million in foreign exchange gains and losses and an increase in investment depreciation of £26,322 million. The foreign exchange losses of £2,964 million in 2008 mainly related to losses from foreign currency forward contracts of the UK with-profits fund as sterling depreciated in 2008. These contracts were purchased to limit the effects of volatility in foreign exchange rate on investments denominated in currencies other than sterling. The investment depreciation of £24,588 million primarily reflected adverse conditions in the UK financial markets in 2008, with negative returns from holdings in equities, debt securities and investment properties.

Unallocated corporate and intragroup elimination

        Investment return for unallocated corporate changed by a negative £264 million to a negative £466 million in 2009 compared to a negative £202 million in 2008. This change related mainly to a one-off £235 million IGD hedge cost incurred in 2009 as explained previously.

        Investment return for unallocated corporate changed by a negative £73 million from a negative £129 million in 2007 to a negative £202 million in 2008.

(c)   Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance

	Year Ended December 31,
	2009	2008	2007
	(£ million)
Asian Operations	(7,710)	(192)	(5,722)
US Operations	(13,285)	(947)	(7,096)
UK Operations	(20,200)	11,963	(13,967)

Total	(41,195)	10,824	(26,785)

        Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders and deaths plus the change in technical provisions (which primarily represents the movement in amounts owed to policyholders). Benefits and claims are amounts attributable to policyholders. The movement in unallocated surplus of with-profits funds represents the transfer to (from) the unallocated surplus each year through a charge (credit) to the income statement of the annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders.

        The underlying reasons for the year-on-year changes in benefits and claims and movement in unallocated surplus in each of Prudential's regional operations are changes in the incidence of claims incurred, increases or decreases in policyholders' liabilities, and movements in unallocated surplus of with-profits funds.

        Total benefits and claims and movement in unallocated surplus with-profits funds increased by £52,019 million in 2009 to a charge of £41,195 million compared to a credit of £10,824 million in 2008. Total benefits and claims and movement in unallocated surplus of with-profits funds decreased by £37,609 million in 2008 to a credit of £10,824 million compared to a charge of £26,785 million in 2007. The amounts of this year-on-year change attributable to each of the underlying reasons as stated above are shown below:

	Year Ended December 31,
	2009	2008	2007
	(£ million)
Claims incurred	(15,781)	(16,210)	(14,727)
(Increase)/decrease in policyholder liabilities	(23,855)	21,219	(11,517)
Movement in unallocated surplus of with-profits funds	(1,559)	5,815	(541)

Benefits and claims and movement in unallocated surplus	(41,195)	10,824	(26,785)

        The principal driver for variations in amounts allocated to policyholders is changes to investment return reflected in the statement of financial position measurement of liabilities for Prudential's with-profits, SAIF and unit-linked policies (including US separate account business). In addition, for those liabilities under IFRS, in particular, liabilities relating to the UK annuity business (principally PRIL), where the measurement reflects the yields on assets backing the liabilities, the year to year changes in investment yields also contribute significantly to variations in the measurement of policyholder liabilities. The principal driver for variations in the change in unallocated surplus of with-profits funds is the value movements on the investment assets of the with-profits funds to the extent not reflected in policyholder liabilities.

        The principal variations are for the increases or decreases in policyholder liabilities and movements in unallocated surplus of with-profits funds for each regional operation are discussed below.

Asia

        In 2009, benefits and claims and movements in unallocated surplus of with-profits funds totaled £7,710 million, representing an increase of £7,518 million compared to the charge of £192 million in 2009.

        In 2008, benefits and claims and movements in unallocated surplus of with-profits funds totaled £192 million, a 97 per cent decrease from £5,722 million in 2007.

        The amounts of the year-on-year change attributable to each of the underlying reasons are shown below.

	Year Ended December 31,
	2009	2008	2007
	(£ million)
Claims incurred	(1,814)	(1,552)	(1,429)
(Increase)/decrease in policyholder liabilities	(6,230)	314	(4,004)
Movement in unallocated surplus of with-profits funds	334	1,046	(289)

Benefits and claims and movement in unallocated surplus	(7,710)	(192)	(5,722)

        The growth in the policyholder liabilities in Asia over the three-year period partially reflected the increase due to the strong growth in new business in the region. The variations in the increases or decreases in policyholder liabilities in individual years were, however, primarily due to movement in investment returns. This was as a result of asset value movements that are reflected in the unit value of the unit-linked policies, which represent a significant proportion of the Asian operations' business. In addition, the policyholder liabilities of the Asian operations' with-profits policies also fluctuated with the investment performance of the funds.

        Accordingly, due to significant improvement in market returns in 2009 compared to 2008, there was a related increase in the charge for benefits and claims in the year. Conversely, in 2008, due to the significant decrease in market returns compared to 2007, there was a related decrease in the charge for benefits and claims in the period.

United States

        Except for institutional products and certain term annuities which are classified as investment products under IAS 39 for the purposes of IFRS reporting, deposits into the US operations' products are recorded as premiums, withdrawals and surrenders and are included in benefits and claims, and the resulting net movement is recorded under other reserve movements within benefits and claims. Benefits and claims also include interest credited to policyholders in respect of deposit products less fees charged on these policies.

        In 2009, the accounting charge for benefits and claims increased by £12,338 million to £13,285 million compared to £947 million in 2008. In 2008, the accounting charge for benefits and claims decreased by 87 per cent to £947 million compared to £7,096 million in 2007. The amounts of the year-on-year change attributable to each of the underlying reasons are shown below:

	Year Ended December 31,
	2009	2008	2007
	(£ million)
Claims incurred	(4,092)	(3,666)	(3,032)
(Increase)/decrease in policyholder liabilities	(9,193)	2,719	(4,064)

Benefits and claims and movement in unallocated surplus	(13,285)	(947)	(7,096)

        The movements year-on-year in the claims incurred for the US operations as shown in the table above also included the effects of translating the US dollar results into pounds sterling at the average exchange rates for the relevant years.

        The variations in the charge/credit in the increases or decreases in policyholder liabilities from year to year in the United States were primarily attributable to movements in the investment return on the assets backing the variable annuity separate account liabilities, and the growth of the variable annuity business.

United Kingdom

        Overall, benefits and claims and the movement in unallocated surplus recorded in the income statement was a £20,200 million charge in 2009 compared to a £11,963 million credit in 2008 and a £13,967 million charge in 2007. The year-on-year changes attributable to each of the underlying reasons are shown below, together with a further analysis of the amounts included in respect of the movements in policyholder liabilities by type of business:

	Year Ended December 31,
	2009	2008	2007
	(£ million)
Claims incurred	(9,875)	(10,992)	(10,266)
Decrease/(increase) in policyholder liabilities

SAIF	37	3,578	504
PRIL	(1,746)	909	(1,075)
Unit-linked and other non-participating business	(3,031)	195	(571)
With-profits (excluding SAIF)	(3,692)	13,504	(2,307)

	(8,432)	18,186	(3,449)
Movement in unallocated surplus of with-profits funds	(1,893)	4,769	(252)

Benefits and claims and movement in unallocated surplus	(20,200)	11,963	(13,967)

        Claims incurred in the UK operations decreased from £10,992 million in 2008 to £9,875 million in 2009. The reduction in claims incurred primarily reflects the combined effect of lower maturities and surrenders for with-profits fund. The reduction in maturing claims reflects a lower base level of policies.

        As has been explained above, the principal driver for variations in amounts allocated to the policyholders is changes to investment returns.

        In aggregate, as a result of the significant improvement in market returns in 2009 there has been a corresponding impact on benefits and claims and movements in unallocated surplus of with-profits funds in the year, moving from a net credit in 2008 to a net charge in 2009. Conversely, the comparison of the net credit in 2008 and the net charge in 2007 for benefits and claims and movement in unallocated surplus reflected the impact of negative market returns in 2008.

        SAIF is a ring-fenced fund with no new business written. The decrease in policyholder liabilities in SAIF reflects the underlying decreasing policyholder liabilities as the liabilities run off. The variations from year to year are, however, affected by the market valuation movement of the investments held by SAIF, which are wholly attributable to policyholders.

        For PRIL, the increases and decreases in policyholder liabilities reflect the effect of altered investment yield reflected in the discount rate applied in the measurement of the liabilities, together with other factors such as changes in premium income for new business and altered assumptions.

        For unit-linked business, the variations in the increases and decreases in the policyholder liabilities relating to the unit-linked business were primarily due to the movement in the market value of the unit-linked assets as reflected in the unit value of the unit-linked policies.

        The part of Prudential where variations in amounts attributed to policyholder liabilities and unallocated surplus are most significant is the UK with-profits business (excluding SAIF). As explained in note D2 to the consolidated financial statements in Item 18, the liabilities for UK with-profits policyholders are determined on an asset-share basis that incorporates the accumulation of investment returns and all other items of income and outgo that are relevant to each policy type. Accordingly, the movement in policyholder liabilities in the income statement will fluctuate with the investment return of the fund. Separately, the excess of assets over liabilities of the fund represents the unallocated surplus. This surplus will also fluctuate on a similar basis to the market value movement on the investment assets of the fund with the movement reflected in the income statement. In addition, other items of income and expenditure affect the level of movement in policyholder liabilities (to the extent reflected in assets shares) and unallocated surplus.

        The correlation between total net income (loss) before benefits and claims and movement in unallocated surplus, on the one hand, and the (charge) credit for benefits and claims and movement in unallocated surplus, on the other, for the UK component of the PAC with-profits fund (excluding SAIF) is illustrated numerically by the table below for each of the years presented. In summary, the correlation principally arises due to the following factors:

  (a)
  Investment return is included in full in the income statement and is attributable either to contracts or unallocated surplus.

  (b)
  Investment return, to the extent attributable to contracts, directly affects asset-share liabilities, which are reflected in the income statement through changes in policyholder liabilities.

  (c)
  Investment return, to the extent attributable to unallocated surplus, forms the majority part of the movement in such surplus in the income statement.

	Year Ended December 31,
	2009	2008	2007
	(£ million)
Earned premiums, net of reinsurance(i)	3,063	2,927	4,181
Investment return	10,461	(14,595)	5,881
Other income	(2)	(36)	1,417
Acquisition costs and other operating expenditure(ii)	(842)	(408)	(2,105)
Tax (charge) credit	(640)	1,191	(24)

Total net income before benefit and claims and movement in unallocated surplus, net of reinsurance	12,040	(10,921)	9,350

Charges of:
Claims incurred	(6,253)	(7,068)	(6,512)
(Increase)/decrease in policyholder liabilities(i)	(3,692)	13,504	(2,307)
Movement in unallocated surplus of with-profits funds	(1,893)	4,769	(252)

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(11,838)	11,205	(9,071)

Shareholders' profit after tax	202	284	279

(i)
For the purposes of presentation in Prudential's consolidated financial information, references to the UK with-profits fund also include, for convenience, the amounts attaching to Prudential's UK Defined Charge Participating Sub-fund which includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on December 31, 2007. The earned premiums and increase in policyholder liabilities for 2007 as shown in the table above included £1.7 billion relating to this transfer. Profits to shareholders emerge on a 'charges less expenses' basis and policyholders are entitled to 100 per cent of the investment earnings.

(ii)
In November 2007, Prudential sold its subsidiary PPM Capital, and Prudential ceased to consolidate venture fund investments managed by the sold entity from that date, resulting in a reduction in the associated operating expenditure. The acquisition costs and other operating expenditure for 2007 as shown above included the operating expenditure of the consolidated venture funds investments of £1,408 million up to the date when the investments ceased to be consolidated.

        Separately, the cost of current year bonuses which is attributable to policyholders is booked within the movement in policyholder liabilities. One-ninth of the declared cost of policyholders' bonus is attributable to shareholders and represents the shareholders' profit. Both of these amounts, by comparison with the investment return, movement in other constituent elements of the change in policyholder liabilities and the change in unallocated surplus, are relatively stable from period to period.

        In 2009, the income statement of the UK component of the PAC with-profits funds was charged with a transfer of £1.9 billion from the unallocated surplus. This transfer, together with a corresponding transfer in the unallocated surplus of the Asia with-profits funds and the effect of exchange rate movements, resulted in an increase in Prudential's unallocated surplus from £8.4 billion in 2008 to £10.0 billion in 2009. This movement reflected the net effect of changes in the value of assets, liabilities (incorporating policyholder bonuses and other elements of asset shares attributable to policyholders), and the shareholders' share of the cost of bonuses for 2009.

        The surplus for distribution in future years will reflect the aggregate of policyholder bonuses and the cost of bonuses attributable to shareholders, which is currently set at 10 per cent. The policyholder bonuses comprise the aggregate of regular and final bonuses. When determining policy payouts, including final bonuses, Prudential considers asset shares of specimen policies.

        Prudential does not take into account the surplus assets of the long-term fund, or the investment return, in calculating asset shares. Asset-shares are used in the determination of final bonuses, together with treating customers fairly, the need to smooth claim values and payments from year to year and competitive considerations.

        In the unlikely circumstance that the depletion of excess assets within the long-term fund was such that Prudential's ability to treat its customers fairly was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders' funds to the long-term funds to provide financial support.

        The factors that the PAC Board considers in setting bonus rates are described in more detail in the section headed "With-profits products" in Item 4, in the section headed "United Kingdom—Basis of profits—Bonus Rates" in Item 5 and are summarized in note D2 to the consolidated financial statements in Item 18.

(d)   Acquisition costs and other operating expenditure

	Year Ended December 31,
	2009	2008	2007
	(£ million)
Asian Operations	(1,698)	(1,032)	(1,077)
US Operations	(879)	(613)	(730)
UK Operations	(2,013)	(710)	(3,001)
Unallocated corporate	18	(104)	(51)

Total	(4,572)	(2,459)	(4,859)

        Total acquisition costs and other operating expenditure of £4,572 million in 2009 was 86 per cent higher than the £2,459 million incurred in 2008. Total acquisition costs and other operating expenditure of £2,459 million in 2008 was 49 per cent lower than the £4,859 million incurred in 2007.

Asia

        Total acquisition costs and other operating expenditure for Asia in 2009 were £1,698 million, an increase of £666 million, or 65 per cent over 2008. This increase was primarily due to an increase of £606 million in the charge for the investment gains attributable to external unit-holders relating to investment funds managed on behalf of third parties which are consolidated but have no recourse to Prudential. The increase in the charge reflects the increase in the overall returns in 2009 in these consolidated investment funds. Additionally, the increase in 2009 compared to 2008 included the effects of movements in the exchange rates applied to translate the results into the pound sterling value.

        In 2008, total acquisition costs and other operating expenses for Asia were £1,032 million, a decrease of £45 million compared to £1,077 million in 2007. This decrease mainly reflected a decrease in operating costs of £181 million to £380 million in 2008 partially offset by higher acquisition costs.

United States

        Total acquisition costs and other operating expenditure for the US increased by £266 million from £613 million in 2008 to £879 million in 2009. The increase in 2009 compared to 2008 included the effects of movements in the exchange rates applied to translate the US dollar results into the pound sterling value.

        In 2008, acquisition costs and other operating expenditure of £613 million in 2008 were 16 per cent lower than expenses in 2007 of £730 million, due mainly to a decrease in DAC amortization.

United Kingdom

        Total UK acquisition costs and other operating expenditure for the UK in 2009 were £2,013 million, compared to £710 million in 2008. The significant increase was primarily due to an increase over 2008 of £972 million in the charge for the investment gains attributable to external unit-holders relating to investment funds managed on behalf of third parties which are consolidated but have no recourse to Prudential.

        Total acquisition costs and other operating expenditure for the UK in 2008 were £710 million, compared to £3,001 million in 2007. The decrease of £2,291 million in 2008 mainly related to a decrease in other operating expenditure.

        The principal movement in other operating expenditure in 2008 compared to 2007 related to the non-consolidation in 2008 of entities held by way of venture fund investments following the disposal of PPM Capital in the second half of 2007, which meant that Prudential was no longer deemed to control these operations. Included within other operating expenses for 2007 was £1,289 million in respect of consolidated venture fund investments. Corresponding revenue for the investments of £1,418 million was included within other income for 2007. The decrease in 2008 was also due to the decrease over 2007 of £1,085 million in the charge for the investment results attributable to external unit-holders relating to consolidated investment funds managed on behalf of third parties. The decrease in the charge reflected the decrease in overall returns in 2008 in these consolidated investment funds.

(e)   Discontinued operations

        Prudential's discontinued operations related in 2007 to the UK banking business following the sale of Egg Banking Plc ("Egg") on May 1, 2007. The profit from discontinued operations of £241 million in 2007 arose as a result of a £290 million profit on the sale of Egg, which was partially offset by a £49 million trading loss incurred by Egg prior to its disposal. There was no impact on the results for 2008. The 2009 charge of £14 million, which is net of tax, reflected completion adjustments for a previously disposed business. Additional information is set out in note I9 to Prudential's consolidated financial statements in Item 18.

 IFRS Shareholders' Funds and Summary Balance Sheet

        The following table sets forth a summary of the movement in Prudential's IFRS Shareholders' funds for 2009, 2008 and 2007:

	2009	2008	2007
	(£ million)
Operating profit based on longer-term investment returns	1,405	1,283	1,152
Items excluded from operating profit based on longer-term investment returns	(659)	(1,733)	(89)

Total profit/(loss) before tax	746	(450)	1,063
Tax, discontinued operations and minority interest	(70)	54	(116)

Profit/(loss) for the period	676	(396)	947
Exchange movements, net of related tax	(195)	510	13
Unrealized gains and losses on Jackson securities classified as available-for-sale	1,043	(831)	(105)
Dividends	(481)	(453)	(426)
New share capital subscribed	141	170	182
Other	29	(4)	7

Net Increase/(decrease) in shareholders' funds	1,213	(1,004)	638
Shareholders' funds at beginning of year	5,058	6,062	5,424

Shareholders' funds at the end of year	6,271	5,058	6,062

        Statutory IFRS basis shareholders' funds as at December 31, 2009 were £6.3 billion. This compares to the £5.1 billion as at December 31, 2008, an increase of £1.2 billion.

        The movement reflected the profit for the year after tax of £0.7 billion, exchange translation losses, principally on Jackson, of £0.2 billion and dividend payments of £0.5 billion, the positive effect of a reduction in the level of net unrealized losses on Jackson's debt securities of £1.0 billion and other items of £0.2 billion.

        In 2009 the net unrealized gains/losses within the statement of financial position value for debt securities classified as available-for-sale moved from a net unrealized loss of £2,897 million to a net unrealized gain of £4 million. After allowing for DAC and tax effects this reduction in the level of unrealized gains/losses has led to a £1.0 billion increase in shareholders' funds during the year. The reduction in unrealized gains/losses reflects the benefits of some normalization in credit markets with spreads tightening.

        Statutory IFRS basis shareholders' funds as at December 31, 2008 were £5.1 billion, compared with £6.1 billion as at December 31, 2007. This result represented a decrease of £1.0 billion, reflecting operating profit based on longer-term investment returns of £1.3 billion and a foreign exchange credit of £0.5 billion net of tax, offset by unfavorable movement in short-term fluctuations in investment returns and other items excluded from operating profit based on longer-term investment returns of negative £1.7 billion, a net unrealized value change on Jackson debt securities of negative £0.8 billion net of tax and the balance of dividend payments of £0.5 billion partially offset by proceeds of new share capital subscribed of £0.2 billion.

        The net unrealized value change on Jackson debt securities of £0.8 billion in 2008 is explained by net unrealized losses of negative £2,104 million (being the gross unrealized losses of £2,482 million less unrealized gains of £378 million); reflecting temporary market movements due to the effects of widening global credit spreads offset partially by the effect of reduced risk-free interest rates and a steepening yield curve. These unrealized losses were further offset by associated DAC of £831 million and tax of £442 million.

Summary Balance Sheet

		December 31,
		2009	2008
		(£ million)
	Investments	208,722	193,434
	Holding company cash and short-term investments	1,486	1,165
	Other	17,546	20,943

	Total assets	227,754	215,542
Less:	Liabilities
	Policyholder liabilities	186,398	173,977
	Unallocated surplus of with-profits funds	10,019	8,414

		196,417	182,391
	Core structural borrowings of shareholders' financed operations (IFRS book value basis)	3,394	2,958
	Other liabilities including minority interest	21,672	25,135

	Total liabilities and minority interest	221,483	210,484

	IFRS basis net assets net of minority interest	6,271	5,058

	Share capital and premium	1,970	1,965
	IFRS basis shareholders' reserves	4,301	3,093

	IFRS basis shareholders' equity	6,271	5,058

        The following sections focus on key areas of interest in the statement of financial position:

Shareholders' net borrowings and debt ratings

	December 31,
	2009	2008
	(£ million)
Perpetual subordinated capital securities (Innovative Tier 1)	1,422	1,059
Subordinated notes (Lower Tier 2)	1,269	928

	2,691	1,987
Senior debt:
2009	—	249
2023	300	300
2029	249	249

Holding company total	3,240	2,785
Jackson surplus notes (Lower Tier 2)	154	173

Total	3,394	2,958
Less: Holding company cash and short-terms investments	(1,486)	(1,165)

Net core structural borrowings of shareholder-financed operations	1,908	1,793

Policyholder liabilities

	Asia	US	UK	Total
	(£ million)
Shareholder-backed business
As at January 1, 2009	12,975	45,361	33,853	92,189
Premiums	2,984	9,177	3,596	15,757
Surrenders	(840)	(3,255)	(1,577)	(5,672)
Maturities/Deaths	(89)	(733)	(2,092)	(2,914)

Net cash flows	2,055	5,189	(73)	7,171
Investment-related items and other movements	2,811	2,986	5,023	10,820
Disposal of Taiwan agency business	(3,508)	—	—	(3,508)
Assumption changes	(67)	—	(46)	(113)
Foreign exchange translation differences	(1,216)	(5,225)	(57)	(6,498)

As at December 31, 2009	13,050	48,311	38,700	100,061
With-profits funds
—Policyholder liabilities				86,337
—Unallocated surplus				10,019

Total as at December 31, 2009				96,356

Total policyholder liabilities including unallocated surplus as at December 31, 2009				196,417

	Asia	US	UK	Total
	(£ million)
Shareholder-backed business
As at January 1, 2008	10,632	34,848	34,518	79,998
Premiums	3,124	6,728	6,215	16,067
Surrenders	(837)	(3,852)	(1,945)	(6,634)
Maturities/Deaths	(173)	(564)	(2,015)	(2,752)

Net cash flows	2,114	2,312	2,255	6,681
Investment-related items and other movements	(2,973)	(4,552)	(3,369)	(10,894)
Assumption changes	—	—	447	447
Foreign exchange translation differences	3,202	12,753	2	15,957

As at December 31, 2008	12,975	45,361	33,853	92,189
With-profits funds
—Policyholder liabilities				81,788
—Unallocated surplus				8,414

Total as at December 31, 2008				90,202

Total policyholder liabilities including unallocated surplus as at December 31, 2008				182,391

        Policyholder liabilities related to shareholder-backed business grew by £7.9 billion from £92.2 billion as at December 31, 2008 to £100.1 billion as at December 31, 2009.

        The increase reflects positive net cash flows (premiums less surrenders and maturities/deaths) of £7.2 billion in 2009, predominantly driven by strong inflows in the US (£5.2 billion) and Asia (£2.1 billion), as well as positive investment-related items of £10.8 billion, primarily reflecting the growth in global equity and bond markets during the year.

        These increases were offset by foreign exchange movements of negative £6.5 billion, the disposal of the Taiwan agency business in June 2009 (reduction of £3.5 billion) and a reduction in liabilities of £0.1 billion following assumptions changes primarily in Malaysia, namely £63 million relating to a consequential change in reserves following the adoption of a Risk-based Capital regime by the local regulator, and in the UK.

        During 2009, the unallocated surplus, which represents the excess of assets over policyholder liabilities for Prudential's with-profits funds on a statutory basis, increased from £8.4 billion as at December 31, 2008 to £10.0 billion as at December 31, 2009.

Investments

	December 31,
	2009				2008
	Participating "PAR" Funds	Linked and variable annuities	Shareholder- backed	Total Group	Total Group
	(£ million)
Debt securities	47,327	8,848	45,576	101,751	95,224
Equity	29,962	38,620	772	69,354	62,122
Property investments	8,759	662	1,484	10,905	11,992
Commercial mortgage loans	145	—	4,489	4,634	5,473
Other loans	1,742	27	2,351	4,120	5,018
Deposits	9,638	746	2,436	12,820	7,294
Other investments	3,448	110	1,580	5,138	6,311

Total	101,021	49,013	58,688	208,722	193,434

        Total investments held by Prudential as at December 31, 2009 were £208.7 billion, of which £101.0 billion were held by participating funds, £49.0 billion by unit-linked funds and £58.7 billion by shareholder-backed operations. Shareholders are not directly exposed to value movements on assets backing participating or unit-linked operations, with sensitivity mainly related to shareholder-backed operations.

        Of the £58.7 billion investments related to shareholder-backed operations, £3.9 billion was held by Asia long-term business, £28.9 billion by Jackson and £22.8 billion by the UK long-term business respectively.

        The investments held by the shareholder-backed operations are predominantly debt securities, totaling £2.5 billion, £22.8 billion and £19.0 billion for Asia, the US and the UK long-term business respectively, of which 79 per cent, 93 per cent and 95 per cent are rated, either externally or internally, as investment grade. Included within debt securities of shareholder-backed operations are Tier 1 and Tier 2 bank holdings of £3.6 billion, of which Tier 1 holdings of UK bank securities is £153 million, with exposure being wholly within the UK long-term business. Within Tier 2, Prudential's exposure to UK banks is £0.9 billion, with exposure being £0.7 billion, £0.1 billion, and £0.1 billion for the UK long-term business, the US and other operations respectively.

        In addition, £3.0 billion was held by asset management and other operations, of which £2.8 billion was managed by Prudential Capital, and a further £0.2 billion in central operations.

Liquidity and Capital Resources

        Prudential Capital operates a central treasury function for Prudential, which has overall responsibility for managing Prudential's capital funding program as well as its central cash and liquidity positions. Prudential arranges the financing of each of its subsidiaries primarily by raising external finance either at the parent company level (including through finance subsidiaries whose obligations the parent company guarantees) or at the operating company level.

Group cash flow

        Prudential's consolidated cash flow includes the movement in cash included within both policyholders' and shareholders' funds, such as cash in the with-profits fund. Prudential therefore believes that it is more relevant to consider individual components of the movement in holding company cash flow which relate solely to the shareholders.

        Prudential continues to manage cash flows across the group with a view to achieving a balance between ensuring sufficient net remittances from the businesses to cover the progressive dividend (after corporate costs) and maximizing value for shareholders through the reinvestment of the free surplus generated at business unit level in the particularly profitable opportunities available to Prudential given its established position in key life insurance markets. On this basis, the holding company cash flow statement at an operating level should generally balance to close to zero before exceptional cash flows.

        Operating holding company cash flow for 2009 before dividend was £382 million, £42 million higher than for 2008. After dividend, the operating holding company cash flow was £38 million, £16 million lower than 2008 reflecting the higher dividend paid in 2009 and a higher scrip take-up in 2008.

        The holding company received £688 million net remittances from business units in 2009, (including £506 million which relates to long-term business operations) up from £515 million in 2008, with increased contributions from the UK and Asia businesses partly offset by lower remittances from the US operations. The UK shareholder-backed business was cash flow positive in 2009, one year ahead of Prudential's previously announced target.

        Prudential has flexibility available in its management of the holding company cash flow from and to the different business units. In 2009, it utilized this flexibility to bring forward the cash emergence of the in-force value through the proactive use of financing techniques.

        Capital invested in business units in 2009 was £226 million compared to £518 million for 2008. Injections into Asia and the UK were both down from 2008 levels, when higher injections into Asia were made to meet solvency requirements following market falls, and reflecting Prudential's disciplined approach to capital preservation in the UK.

        Net interest paid in 2009 increased from £128 million to £214 million. £38 million of the increase was in respect of the two debt issues in 2009 and, in addition, interest received on central shareholders' funds fell by £48 million due to falling interest rates.

        Tax received in 2009 was £71 million, down £59 million from 2008, due to lower UK taxable profits available for offset. Payments for corporate activities at £163 million were £14 million lower, mainly due to the non-recurrence of 2008 costs relating to the investigation of the potential reattribution of the inherited estate.

        After corporate costs, there was a net cash inflow before dividend of £382 million in 2009 compared to £340 million for 2008. The dividend paid net of scrip was £344 million in 2009 compared to £286 million in 2008. The take-up of scrip dividends in 2009 continued to be significant at £137 million (2008: £157 million).

        As a consequence, overall, Prudential reported a positive underlying cash inflow before exceptional items of £38 million in 2009. There were also two exceptional payments. Prudential paid £125 million in connection with the sale of the Taiwan agency business to China Life Insurance Company Ltd of Taiwan, which comprised £45 million to purchase a 9.99 per cent stake in that company and £80 million for transaction-related expenditure including restructuring costs.

        In the first quarter of 2009, Prudential incurred one-off exceptional costs in relation to an IGD hedge taken out in 2009 to mitigate against further adverse movement in market indices from the lows experienced at that time, with the transaction being executed by Jackson where the specialist skills reside for the particular types of instruments utilized and £235 million of capital has been injected into Jackson.

        When taken in aggregate with the subordinated and Tier 1 debt raising net of repayments undertaken during 2009, the overall holding company cash balances as at December 31, 2009 increased by £0.3 billion to £1.5 billion (2008: £1.2 billion).

Liquidity requirements

Dividend payments

        The total cost of dividends settled by Prudential were £481 million, £453 million and £426 million for the years ended December 31, 2009, 2008 and 2007, respectively, gross of scrip. The dividend paid net of scrip and share options was £344 million, £297 million and £255 million for the years ended December 31, 2009, 2008 and 2007 respectively.

        The Board recommended a final dividend for 2009 of 13.56 pence per share, bringing the 2009 full-year dividend to 19.85 pence per share, an increase of five per cent. The 2009 full-year dividend was paid on May 27, 2010.

Debt service costs

        Debt service costs charged to profit in respect of core borrowings paid by Prudential in 2009 were £209 million compared with £172 million in 2008 and £168 million for 2007. Of total consolidated borrowings of £7,429 million as at December 31, 2009, the parent company had core borrowings of £3,236 million outstanding, all of which are due to mature in more than five years.

Liquidity sources

        The parent company held cash and short-term investments of £1,486 million, £1,165 million and £1,456 million as at December 31, 2009, 2008 and 2007, respectively. The sources of cash in 2009 included dividends, loans and interest received from operating subsidiaries, Prudential received £914 million in cash remittances from business units in 2009, compared to £1,033 million received in 2008 and £711 million received in 2007. These remittances primarily comprise dividends from business units and the shareholders' statutory transfer from the PAC long-term with-profits fund (UK Life Fund) relating to earlier bonus declarations. Offset against these cash remittances were £226 million, £518 million and £294 million of capital invested in 2009, 2008 and 2007 respectively. Overall net remittances from business units had increased from £515 million in 2008 to £688 million in 2009.

Shareholders' statutory transfer

        In 2009, PAC declared a total surplus of £2,149 million from PAC's primary with-profits sub-fund, of which £1,935 million was added to with-profits policies and £214 million was distributed to shareholders. In 2008, PAC declared a total surplus of £3,029 million from PAC's primary with-profits sub-fund, of which £2,730 million was added to with-profits policies and £298 million was distributed to shareholders. In 2007, PAC declared total surplus of £2,901 million from PAC's primary with-profits sub-fund, of which £2,612 million was added to with-profits policies and £289 million was distributed to shareholders.

Dividends, loans and interest received from subsidiaries

        Under UK company law, dividends can only be paid if a company has distributable reserves sufficient to cover the dividend. In PAC, Prudential's largest operating subsidiary, distributable reserves are created mainly by the statutory long-term business profit transfer to shareholders that occurs upon the declaration of bonuses to policyholders of with profit products. See "Shareholders' statutory transfer" above. Prudential's insurance and fund management subsidiaries' ability to pay dividends and loans to the parent company is restricted by various laws and regulations. Jackson is subject to state laws that limit the dividends payable to its parent company. Dividends in excess of these limitations generally require approval of the state insurance commissioner. The table below shows the dividends, loans and other amounts received by Prudential from the principal operating subsidiaries for 2009, 2008 and 2007:

	Dividends, loans and interest received in:
	2009	2008	2007
	(£ million)
Asian Operations	227	397	186
US Operations	39	144	122
UK Insurance Operations (mainly PAC)	473	325	264
M&G (including Prudential Capital)	175	167	139

Total	914	1,033	711

        Each of Prudential's main operations generates sufficient profits to pay dividends to the parent. The amount of dividends paid by the operations is determined after considering the development, growth and investment requirements of the operating businesses. Prudential does not believe that the legal and regulatory restrictions constitute a material limitation on the ability of businesses to meet their obligations or pay dividends to Prudential.

Acquisition and sale of businesses by shareholder-financed operations

        On March 1, 2010, Prudential announced the proposed combination of Prudential and the AIA Group. However, subsequently, on June 2, 2010, Prudential confirmed that its agreement with AIG for this proposed combination had been terminated. See note I11 to the consolidated financial statements in Item 18 for further details.

        On January 6, 2010, Prudential announced the acquisition of UOB Life Assurance in Singapore for total cash consideration of SGD428 million (£192 million), subject to a post-completion adjustment to reflect the net asset value as at the completion date.

        In June 2009, Prudential completed the sale of its Taiwan agency business.

        On November 9, 2007, Prudential announced that it had completed the sale of PPM Capital, its direct private equity business.

        On January 29, 2007, Prudential announced that it had entered into a binding agreement to sell its holding in Egg to Citi. The sale completed on May 1, 2007 for a cash consideration (net of expenses) of £527 million.

Shareholders' borrowings and financial flexibility

        Prudential's core structural borrowings as at December 31, 2009 totaled £3.4 billion on an IFRS basis, compared with £3.0 billion as at the end of 2008. In May 2009, senior debt of £0.3 billion was repaid on maturity and new hybrid debt of £0.4 billion was issued. In July 2009 a further £0.5 billion of new hybrid debt was issued. In addition, there were exchange translation gains of £0.2 billion on foreign currency denominated borrowings during 2009.

        After adjusting for holding company cash and short-term investments of £1.5 billion, net core structural borrowings as at December 31, 2009 were £1.9 billion compared with £1.8 billion as at the end of 2008. The movement of £0.1 billion in 2009 includes the gains of £0.2 billion mentioned above and the previously discussed positive cash flow of £38 million offset by the exceptional payments of £360 million.

        Core structural borrowings as at December 31, 2009 included £2,933 million at fixed rates of interest, after taking into consideration the effects of interest rate swaps in place for these borrowings at that time, with maturity dates ranging from 2021 to perpetuity. The total US dollar denominated core structural borrowings as at December 31, 2009 were US$2,550 million, of which US$1,550 million were formally designated as net investment hedges, to hedge partially the currency exposure of the net investments in the US operations.

        In addition to the core structural borrowings set out above, Prudential also has in place an unlimited global commercial paper program. As at December 31, 2009, Prudential had issued commercial paper under this program totaling £409 million, US$1,976 million, and EUR 449 million. The central treasury function also manages its £5,000 million medium-term note ("MTN") program covering both core and non-core borrowings, under which the outstanding subordinated debt as at December 31, 2009 was £835 million, US$750 million and EUR520 million, while the senior debt outstanding was £200 million and US$12 million. In addition, Prudential has access to £1,600 million of committed revolving credit facilities, provided by 15 major international banks, and renewable between September 2011 and March 2012; and an annually renewable £500 million committed securities lending liquidity facility. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding as at December 31, 2009. The commercial paper program, the MTN program, the committed revolving credit facilities and the committed securities lending liquidity facility are all available for general corporate purposes and to support the liquidity needs of Prudential and are intended to maintain a strong and flexible funding capacity.

        Prudential's core debt is managed within a target level consistent with its current debt ratings.

        Prudential has strong debt ratings from Standard & Poor's, Moody's and Fitch. Prudential's long-term senior debt is rated (as at March 31, 2010) A+ (negative watch), A2 (negative outlook) and A+ (negative watch) from Standard & Poor's, Moody's and Fitch, while short-term ratings are A-1, P-1 and F1+ (negative watch), respectively.

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

        As at December 31, 2009, 2008 and 2007, PAC's long-term fund assets in excess of its minimum capital requirements were £13,288 million, £5,819 million and £26,866 million, respectively. The "with-profits insurance capital component" of the enhanced capital requirement, as at December 31, 2009, 2008 and 2007 amounted to £5,570 million, £1,062 million and £16,369 million respectively.

M&G

        The principal liquidity source for M&G is fee income for managing retail, institutional and the internal investment funds of Prudential's UK operations. The principal liquidity requirements are for operating expenses and to facilitate the investment activities of Prudential Capital as referred to in note E2 of the consolidated financial statements in Item 18. Amounts are distributed to the parent company after considering capital requirements. Capital requirements are driven by the regulatory stipulations based on fixed operating expenses and other operating considerations. As at December 31, 2009, M&G met the relevant regulatory requirements.

US life insurance

        The liquidity sources for Jackson are its cash, short-term investments and publicly traded bonds, premium income deposits received on certain annuity and institutional products, investment income, reverse repurchase agreements, utilization of a short-term borrowing facility with the Federal Home Loan Bank of Indianapolis and capital contributions from the parent company.

        Liquidity requirements are principally for purchases of new investments and businesses, repayment of principal and interest on intercompany debt, payments of interest on surplus notes, funding of insurance product liabilities including payments for policy benefits, surrenders, maturities and new policy loans, and funding of expenses including payment of commissions operating expenses and taxes. As at December 31, 2009, Jackson's outstanding notes and bank debt included:

  •
  US$33 million of collateralized loans maturing in the period between 2011 and 2016,

  •
  US$6 million of non-investment grade debt issued by variable interest entities maturing in the period between 2013 and 2016, and

  •
  US$250 million of surplus notes maturing in 2027.

        Significant increases in interest rates and disintermediation can create sudden increases in surrender and withdrawal requests by policyholders and contract holders. Other factors that are not directly related to interest rates can also give rise to disintermediation risk, including but not limited to changes in ratings from rating agencies, general policyholder concerns relating to the life insurance industry (e.g. the unexpected default of a large, unrelated life insurer) and competition from other products, including non-insurance products such as mutual funds, certificates of deposit and newly developed investment products. Most of the life insurance, annuity and institutional products Jackson offers permit the policyholder or contract holder to withdraw or borrow funds or surrender cash values, although some include policy restrictions such as surrender charges and market value adjustments to discourage early withdrawal of policy and contract funds. As at December 31, 2009, approximately US$10.5 billion of policy and contract funds had no surrender charge or market value adjustment restrictions.

        Jackson uses a variety of asset-liability management techniques to provide for the orderly provision of cash flow from investments and other sources as policies and contracts mature in accordance with their normal terms. Jackson's principal sources of liquidity to meet unexpected cash outflows associated with sudden and severe increases in surrenders and withdrawals are its portfolio of liquid assets and its net operating cash flows. As at December 31, 2009, the portfolio of cash, short-term investments and publicly traded bonds and equities amounted to US$28.7 billion. Operating net cash inflows for Jackson in 2009 were US$2.6 billion.

        As at December 31, 2009, the statutory capital and surplus of Jackson was US$4.0 billion, which was in excess of the requirements set out under Michigan insurance law. Jackson is also subject to risk-based capital guidelines that provide a method to measure the adjusted capital that a life insurance company should have for regulatory purposes, taking into account the risk characteristics of Jackson's investments and products. As at December 31, 2009, Jackson's total risk based capital ratio under the National Association of Insurance Commissioners' definition exceeded model act standards.

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

Derivative financial instruments and commitments

        Prudential enters into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps, such as interest rate swaps, cross-currency swaps, swaptions and credit default swaps.

        All over-the-counter derivative transactions are conducted under standardized International Swaps and Derivatives Association Inc ("ISDA") master agreements and Prudential has collateral agreements between the individual group entities and relevant counterparties in place under each of these market master agreements.

        These derivatives are used for efficient portfolio management to obtain cost effective and efficient exposure to various markets in accordance with Prudential's investment strategies and to manage exposure to interest rate, currency, credit and other business risks.

        Prudential uses various interest rate derivative financial instruments such as interest rate swaps to reduce exposure to interest rate volatility.

        The UK insurance operations use various currency derivatives in order to limit volatility due to foreign currency exchange rate fluctuations arising on securities denominated in currencies other than sterling. In addition, total return swaps and interest rate swaps are held for efficient portfolio management.

        As part of the efficient portfolio management of the PAC with-profits fund, the fund may, from time to time, invest in cash-settled forward contracts over Prudential Shares, which are accounted for consistently with other derivatives. This is in order to avoid a mismatch of the with-profits investments portfolio with the investment benchmarks set for its equity-based investment funds. The contracts will form part of the long-term investments of the with-profits fund. These contracts are subject to a number of limitations for legal and regulatory reasons.

        Some of Prudential's products, especially those sold in the United States, have certain guarantee features linked to equity indexes. A mismatch between product liabilities and the performance of the underlying assets backing them, exposes Prudential to equity index risk. In order to mitigate this risk, the relevant business units purchase swaptions, equity options and futures to match asset performance with liabilities under equity-indexed products.

        The US operations and some of the UK operations hold large amounts of interest-rate sensitive investments that contain credit risks on which a certain level of defaults is expected. These entities have purchased swaptions in order to manage the default risk on certain underlying assets and hence reduce the amount of regulatory capital held to support the assets.

        The types of derivatives used by Jackson and their purposes are as follows:

  •
  interest rate swaps generally involve the exchange of fixed and floating payments over the period for which Jackson holds the instrument without an exchange of the underlying principal amount. These agreements are used for hedging purposes;

  •
  put-swaption contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. Jackson purchases and writes put-swaptions with maturities up to ten years. On a net basis, put-swaptions hedge against significant upward movements in interest rates;

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

Contractual obligations

        Contractual obligations with specified payment dates as at December 31, 2009 were as follows:

	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(£ million)
Policyholder liabilities(i)	367,620	17,799	35,716	35,374	278,731
Long-term debt(ii)	7,429	2,216	1,143	180	3,890
Capital lease obligations	166	8	20	18	120
Operating lease obligations	345	63	94	84	104
Purchase obligations(iii)	428	428	—	—	—
Obligations under funding, securities lending and sale and repurchase agreements	3,482	3,482	—	—	—
Other long-term liabilities(iv)	4,452	4,008	141	34	269

Total	383,922	28,004	37,114	35,690	283,114

	£ million	£ million
Reconciliation to consolidated statement of financial position:
Total contractual obligations per above		383,922
Difference between policyholder liabilities per above (based on undiscounted cash flows) and total policyholder liabilities and unallocated surplus of with-profits funds per balance sheet:
Total policyholder liabilities and unallocated surplus of with-profits funds per balance sheet	196,417
Policyholder liabilities (undiscounted) per above	(367,620)	(171,203)

Other short-term/non-contractual obligations:
Current tax liabilities	1,215
Deferred tax liabilities	3,872
Accruals and deferred income	594
Other creditors (excluding capital and operating lease obligations and purchase obligations)	1,612
Derivative liabilities	1,501
Other liabilities	877	9,671

Other items		(939)

Total liabilities per consolidated statement of financial position		221,451

(i)
Amounts shown in respect of policyholder liabilities represent estimated undiscounted cash flows for Prudential's life assurance contracts. In determining the projected payments, account has been taken of the contract features, in particular that the amount and timing of policyholder benefit payments reflect either surrender, death, or contract maturity. In addition, the undiscounted amounts shown include the expected payments based on assumed future investment returns on assets backing policyholder liabilities. The projected cash flows exclude the unallocated surplus of with-profits funds. As at December 31, 2009, on the IFRS basis of reporting, the unallocated surplus was £10,019 million. The unallocated surplus represents the excess of assets over liabilities, including policyholder "asset share" liabilities, which reflect the amount payable under the realistic Peak 2 reporting regime of the FSA. Although accounted for as a liability, as permitted by IFRS 4, there is currently no expected payment date for the unallocated surplus.

(ii)
This represents the contractual maturity of amounts included in the consolidated statement of financial position (i.e. excludes future interest payments).

(iii)
Comprising unfunded commitments for investments in limited partnerships of £339 million and unfunded commitments related to mortgage loans of £89 million.

(iv)
Amounts due in less than one year include amounts attributable to unit holders of consolidated unit trusts and similar funds of £3,809 million.

Group Consolidated Cash Flows

        The discussion that follows is based on the consolidated statement of cash flows prepared under IFRS and presented in Item 18 of this Form 20-F.

        Net cash inflows (outflows) in 2009 were £108 million from operating activities, £(554) million from investing activities, and £16 million from financing activities. In 2008, net cash inflows (outflows) were £1,144 million from operating activities, £(229) million from investing activities, and £(461) million from financing activities. In 2007, net cash inflows (outflows) were £1,138 million from operating activities, £(719) million from investing activities, and £(579) million from financing activities.

        The Group held cash and cash equivalents of £5,307 million at December 31, 2009 compared with £5,955 million and £4,951 million at December 31, 2008 and 2007, respectively.

 Item 6. Directors, Senior Management and Employees

        The Prudential Board consists of 14 directors as at May 14, 2010. Since January 2009, the following Board changes have taken place: Tidjane Thiam, who had been Chief Financial Officer from March 25, 2008, succeeded Mark Tucker as Group Chief Executive on October 1, 2009, Mark Tucker having resigned from the Board with effect from September 30, 2009. Nic Nicandrou joined the Board as an executive director and Chief Financial Officer with effect from October 28, 2009. Following his decision to join Lloyds Banking Group as its Chairman, Sir Win Bischoff resigned as a non-executive director with effect from September 15, 2009. Rob Devey was appointed as executive director and Chief Executive Officer, Prudential UK and Europe on November 16, 2009, replacing Nick Prettejohn, who resigned as a director and Chief Executive Officer, Prudential UK and Europe, with effect from September 30, 2009.

        Set forth below are the names, ages, positions, business experience and principal business activities performed by the current directors of Prudential, as well as the dates of their initial appointment as directors. Ages given are as at May 14, 2010.

Harvey McGrath (Age 58)
Chairman and Chairman of the Nomination Committee

        Harvey McGrath was appointed as an independent non-executive director of Prudential on September 21, 2008, and became Chairman and Chairman of the Nomination Committee on January 1, 2009. Harvey has a long and distinguished career in the international financial services industry. He started his career at Chase Manhattan Bank in London and New York. From 1980 to 2007 he worked for the Man Group plc, first as Treasurer, then Finance Director, then President of Man Inc. in New York, before being appointed as Chief Executive of Man Group plc in London in 1990, and then Chairman in 2000. He left Man Group in 2007.

        Harvey is also Chairman of the London Development Agency, which works for the Mayor of London, coordinating economic development and regeneration across London, and Vice Chairman of the London Skills and Employment Board, which is tasked with developing a strategy for adult skills in London. He is the former Chairman of both London First and the East London Business Alliance, and a Member of the International Advisory Board of the School of Oriental and African Studies.

        Harvey is a trustee of a number of charities including New Philanthropy Capital, a research based charity which gives advice and guidance to donors and charities; the Royal Anniversary Trust which operates the Queen's Anniversary Prizes for Higher and Further Education; Children and Families Across Borders (CFAB), which protects the rights and welfare of children and vulnerable adults across borders; icould, an online careers resource; and the Prince's Teaching Institute, which promotes subject based professional development for teachers.

Tidjane Thiam (Age 47)
Group Chief Executive (from October 1, 2009)
Chief Financial Officer (to September 30, 2009)

        Tidjane Thiam has been an executive director of Prudential since March 25, 2008. He was the Chief Financial Officer until September 30, 2009, and became Group Chief Executive with effect from October 1, 2009. Tidjane was previously Chief Executive Officer, Europe at Aviva, where he also held successively the positions of Group Strategy and Development Director and Managing Director, Aviva International. Tidjane spent the first part of his professional career with McKinsey & Company in Paris, London and New York, serving insurance companies and banks. He then spent a number of years in Africa where he was Chief Executive and then Chairman of the National Bureau for Technical Studies and Development in Cote d'Ivoire and a cabinet member as Secretary of Planning and Development. Tidjane returned to France to become a partner with McKinsey & Company as one of the leaders of their Financial Institutions practice before joining Aviva in 2002.

        Tidjane was a non-executive director of Arkema in France until November 2009, when he resigned from the Arkema board. He is a member of the Council of the Overseas Development Institute (ODI) in London, a sponsor of Opportunity International, and a member of the Africa Progress Panel chaired by Kofi Annan.

Nic Nicandrou ACA (Age 44)
Chief Financial Officer (from October 28, 2009)

        Nic Nicandrou has been an executive director of Prudential and Chief Financial Officer since October 28, 2009. Before joining Prudential, he worked at Aviva, where he held a number of senior finance roles, including Norwich Union Life Finance Director and Board Member, Aviva Group Financial Control Director, Aviva Group Financial Management and Reporting Director and CGNU Group Financial Reporting Director. Nic started his career at PricewaterhouseCoopers, where he worked in both London and Paris.

Rob Devey (Age 41)
Executive director (from November 16, 2009)

        Rob Devey has been an executive director of Prudential and Chief Executive, Prudential UK and Europe since November 16, 2009. Rob joined Prudential from Lloyds Banking Group where he worked since 2002 in a number of senior leadership roles across insurance and retail banking including Managing Director, Direct Channels UK Retail Banking, Managing Director of HBOS Financial Services and Managing Director of HBOS General Insurance. Prior to joining HBOS, Rob was a consultant with the Boston Consulting Group (BCG) in the UK, US and Europe, working in financial services.

Clark Manning FSA MAAA (Age 51)
Executive director

        Clark Manning has been an executive director of Prudential since January 2002. He is also President and Chief Executive Officer of Jackson National Life Insurance Company. Clark was previously Chief Operating Officer, Senior Vice President and Chief Actuary of Jackson National Life Insurance Company, which he joined in 1995. Prior to that, he was Senior Vice President and Chief Actuary for SunAmerica Inc, and prior to that Consulting Actuary at Milliman & Robertson Inc. Clark has more than 25 years' experience in the life insurance industry, and holds both a bachelor's degree in actuarial science and an MBA from the University of Texas. He also holds professional designations of Fellow of the Society of Actuaries (FSA) and Member of the American Academy of Actuaries (MAAA).

Michael McLintock (Age 49)
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

Barry Stowe (Age 52)
Executive director

        Barry Stowe has been an executive director of Prudential since November 2006, and Chief Executive, Prudential Corporation Asia since October 2006. He has also been a director of the Life Insurance Marketing Research Association (LIMRA) and the Life Office Management Association (LOMA) since October 2008, and a member of the Board of Visitors of Lipscomb University since May 2009. Previously, Barry was President, Accident & Health Worldwide for AIG Life Companies. He joined AIG in

1995, and prior to that was President and CEO of Nisus, a subsidiary of Pan-American Life, from 1992-1995. Before joining Nisus, Barry spent 12 years at Willis Corroon in the US.

Keki Dadiseth FCA (Age 64)
Non-executive director and member of the Remuneration Committee

        Keki Dadiseth has been a non-executive director of Prudential since April 2005. During 2006, he was appointed as a non-executive director of ICICI Prudential Life Assurance Company Limited and ICICI Prudential Trust Limited. Keki is also a director of Britannia Industries Limited, Piramal Healthcare Limited, Siemens Limited, The Indian Hotels Company Limited and Godrej Properties Limited, all of which are quoted on the Bombay Stock Exchange. In addition, he acts as advisor to Goldman Sachs, Fleishman-Hillard Inc and Oliver Wyman Limited, and as a trustee for a number of Indian charities. Keki is the non-executive Chairman of Omnicom India Marketing Advisory Services Private Limited, an unquoted Indian company, and is also a board member of various other unquoted Indian companies, including his recent appointment as Chairman of Sony India Pvt Ltd and Senior Advisor to Sony Group in India.

        Before he retired from Unilever in 2005, Keki was Director, Home and Personal Care, responsible for the HPC business of Unilever worldwide, a Board member of Unilever PLC and Unilever N.V., and a member of Unilever's Executive Committee. He joined Hindustan Lever Ltd in India in 1973, and in 1987 he joined the Board of Hindustan Lever and became Chairman in 1996.

Michael Garrett (Age 67)
Non-executive director and member of the Remuneration Committee

        Michael Garrett has been a non-executive director of Prudential since September 2004. He worked for Nestlé from 1961, becoming Head of Japan (1990-1993), and then Zone Director and Member of the Executive Board, responsible for Asia and Oceania, and in 1996 his responsibilities were expanded to include Africa and the Middle East. Michael retired as Executive Vice President of Nestlé in 2005. He served the Government of Australia as Chairman of the Food Industry Council and as a Member of the Industry Council of Australia, and was also a member of the Advisory Committee for an APEC (Asia-Pacific Economic Cooperation) Food System, a Member of The Turkish Prime Minister's Advisory Group and the WTO (World Trade Organization) Business Advisory Council in Switzerland.

        Michael remains a director of Nestlé in India, and was appointed Chairman of the Evian Group in 2001, a think tank and forum for dialogue promoting free trade. He also serves as a non-executive director on the Boards of the Bobst Group in Switzerland, Hasbro Inc. in the USA, and Gottex Fund Management Holdings Limited in Guernsey. In addition, he is a member of the Development Committee of the International Business Leaders Forum (IBLF), as well as a Member of the Swaziland International Business Advisory Panel under the auspices of the Global Leadership Foundation (GLF) London.

Ann Godbehere FCGA (Age 55)
Non-executive director and Chairman of the Audit Committee

        Ann Godbehere has been a non-executive director of Prudential since August 2007. She has been a member of the Audit Committee since October 2007 and became its Chairman on October 1, 2009. Ann began her career in 1976 with Sun Life of Canada, joining Mercantile & General Reinsurance Group in 1981, where she held a number of management roles rising to Senior Vice President and Controller for life and health and property/casualty businesses in North America in 1995. In 1996, Swiss Re acquired Mercantile & General Reinsurance Group, and Ann became Chief Financial Officer of Swiss Re Life & Health, North America. In 1997, she was made Chief Executive Officer of Swiss Re Life & Health, Canada. She moved to London as Chief Financial Officer of Swiss Re Life & Health Division in 1998 and joined the Property & Casualty Business Group, based out of Zurich, as Chief Financial Officer on its establishment in 2001. From 2003 until February 2007 Ann was Chief Financial Officer of the Swiss Re Group.

        Ann is also a non-executive director of Rio Tinto plc, Rio Tinto Limited, UBS AG, Ariel Holdings Limited, Atrium Underwriting Group Limited and Atrium Underwriters Limited. In 2008 and until January 2009 Ann was Chief Financial Officer and an executive director of Northern Rock.

Bridget Macaskill (Age 61)
Non-executive director, Chairman of the Remuneration Committee, and member of the Nomination Committee

        Bridget Macaskill has been a non-executive director of Prudential since September 2003. Bridget rejoined the Board of Prudential having previously resigned due to a potential conflict of interest in 2001. She has been a member of the Remuneration Committee since 2003 and became its Chairman in May 2006.

        Bridget joined First Eagle Investment Management, LLC, (formerly Arnhold and S. Bleichroeder Advisers, LLC), a US based investment management firm, as President and Chief Operating Officer in February 2009, and was appointed Chief Executive Officer in February 2010. She is a trustee of the TIAA-CREF funds and was previously also a non-executive director of the Federal National Mortgage Association—Fannie Mae (2005-2008), Scottish & Newcastle PLC (2004-2008) and J Sainsbury Plc (2002-2006). Prior to that she spent 18 years at OppenheimerFunds Inc, a major New York based investment management company, the final 10 years of which she was Chief Executive Officer.

Kathleen O'Donovan ACA (Age 52)
Non-executive director and member of the Audit Committee

        Kathleen O'Donovan has been a non-executive director of Prudential since May 2003. She has been a member of the Audit Committee since 2003, and was its chairman from May 2006 until September 30, 2009. Kathleen is also a director and Chairman of the Audit Committee of Trinity Mirror plc, a non-executive director of ARM Holdings plc, and Chairman of the Invensys Pension Scheme.

        Previously, Kathleen was a non-executive director and Chairman of the Audit Committees of Great Portland Estates PLC, EMI Group plc and the Court of the Bank of England, and a non-executive director of O2 plc. From 1991 to 2002, Kathleen was Chief Financial Officer of BTR and Invensys, and prior to that she was a partner at Ernst & Young.

James Ross (Age 71)
Senior Independent Director and member of the Remuneration and Nomination Committees

        James Ross has been a non-executive director of Prudential since May 2004 and the Senior Independent Director since May 2006. He is also a non-executive director of Schneider Electric in France, and Chairman of the Leadership Foundation for Higher Education and of the Liverpool School of Tropical Medicine. James was previously a non-executive director of McGraw-Hill and Datacard Inc in the United States, and prior to that Chairman of National Grid plc and Littlewoods plc. He was also Chief Executive of Cable and Wireless plc and Chairman and Chief Executive of BP America Inc., and a Managing Director of the British Petroleum Company plc.

Lord Turnbull KCB CVO (Age 65)
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

        Lord Turnbull is Chairman of BH Global Limited and a non-executive director of Frontier Economics Limited and The British Land Company PLC, and was formerly a non-executive director of the Arup Group (2006-2007). He also works part-time as a Senior Adviser to the London partners of Booz & Co (UK).

Other Executive Officers

        The heads of Prudential's business units, Prudential UK and Europe, M&G, Jackson National Life Insurance Company and Prudential Corporation Asia are also directors of Prudential, as set forth above. For information relating to the compensation paid or accrued to all Prudential directors see below.

Service Contracts

Chairman's letter of appointment and benefits

        Harvey McGrath joined as a non-executive director on September 1, 2008 and became Chairman from January 1, 2009. He is paid an annual fee of £500,000 which is fixed for three years. A contractual notice period of 12 months by either party applies. Harvey is provided with life assurance cover of four times his annual fees in lieu of death in service benefit, and the use of a car and driver. No pension allowance is paid and he is not a member of any Group pension scheme. Harvey is also entitled to participate in a medical insurance scheme but did not take up this benefit.

Directors' service contracts and letters of appointment

        Executive directors have contracts that terminate on their normal retirement date. The normal retirement date for Clark Manning and Barry Stowe is the date of their 60th birthdays. For other executive directors, the normal retirement date is the date of their 65th birthdays.

        The normal notice of termination the Company is required to give executive directors is 12 months. Accordingly, in normal circumstances the director would be entitled to one year's salary and benefits in respect of the notice period on termination. Additionally, outstanding awards under annual bonus and long-term incentive plans may vest depending on the circumstances and according to the rules of the plans. When considering any termination of a service contract, the Remuneration Committee will have regard to the specific circumstances of each case, including a director's obligation to mitigate his loss. Payments additionally would be phased over the notice period.

        The contract for Clark Manning is a renewable one year fixed term contract. The contract is renewable automatically upon the same terms and conditions unless the Company or Clark Manning gives at least 90 days' notice prior to the end of the relevant term.

        Non-executive directors do not have service contracts but are appointed pursuant to letters of appointment with notice periods of six months without liability for compensation.

        Under the terms of their letters of appointment, the non-executive directors serve for an initial term of three years following their election by shareholders at the Annual General Meeting after their appointment by the Board. Thereafter, the Board may invite the directors to serve for an additional period.

Policy on external appointments

        Subject to the Group Chief Executive's or Chairman's approval, executive directors are able to accept external appointments as non-executive directors of other organizations. Any fees paid may be retained by the executive director. In 2009, Tidjane Thiam earned 15,000 euros and Michael McLintock earned £42,500 from external companies. Other directors served as non-executive directors on the boards of companies in the educational and cultural sectors without receiving a fee for such services.

Compensation

        In 2009 the aggregate compensation that Prudential paid or accrued to all Prudential plc directors was £15,967,903 including performance related bonuses paid to executive directors and aggregate pension contributions of £876,466 and provision for future benefits.

Remuneration

	Salary/ Fees	Bonus	Benefits*	Cash Supplements For Pension Purposes**	Other Cash Payments	Total emoluments 2009	Total emoluments 2008 including cash supplements for pension purposes***	Value of anticipated releases from LTIPs in respect of performance periods ending December 31, 2009****
	(In £000's)
Chairman
Harvey McGrath	500		42			542

David Clementi (until December 31, 2008)							715

Executive directors
Phillip Broadley (until May 15, 2008)							440	—
Rob Devey (from 16 November 2009) (note 1)	69	600	138	1		808
Clark Manning (note 2)	696	2,028	29	0		2,753	1,768	1,223
Michael McLintock (note 3)	320	1,750	53	6		2,129	2,154	2,572
Nic Nicandrou (from 28 October 2009) (note 4)	98	550	5	1		654		—
Nick Prettejohn (note 5)	488	505	40	63	607	1,703	1,444	763
Barry Stowe (note 6)	646	618	262	162		1,688	1,207	1,098
Tidjane Thiam (note 7)	763	1,056	49	87		1,955	1,244	—
Mark Tucker (note 8)	731	841	99	183	308	2,162	2,227	1,731

Total executive directors	3,811	7,948	675	503	915	13,852	10,484	7,387

Non-executive directors
Sir Winfried Bischoff (note 9)	47					47	63	—
Keki Dadiseth (note 10)	86					86	73	—
Michael Garrett	77					77	73	—
Ann Godbehere	94					94	81	—
Bridget Macaskill	89					89	86	—
Harvey McGrath (under December 31, 2008)							167
Kathleen O'Donovan	109					109	108	—
James Ross	107					107	101	—
Lord Turnbull	87					87	81	—

Total non-executive directors	696					696	833	—

Overall total	5,007	7,948	717	503	915	15,090	12,032	7,387

*
Benefits include where provided the use of a car and driver, medical insurance, security arrangements and expatriate benefits.

**
Pension supplements that are paid in cash are included in the table. The policy on pensions is described in the section on 'Pensions and long-term savings policy' on page 232. The pension and long-term savings arrangements for current executive directors are described in the section on 'Directors' pensions and life assurance' on page 238.

***
2009 figures include deferred share awards made from 2009 annual bonus plans which are detailed in the section 'Other share awards' on page 237.

****
Value of anticipated LTIP releases is the total of cash paid plus, for shares released, the value of the released shares based on the share price at December 31, 2009. All executive directors participate in long-term incentive plans and the details of share releases from awards with a performance period ending December 31, 2009 are provided in the footnotes to the table on share awards on pages 234 to 236. Executive directors' participation in all-employee plans are detailed on page 232.

Notes:

1.
As part of Rob Devey's appointment terms, it was agreed that any bonus award for Rob would be assessed as if he had been in employment for the whole of 2009. A deferred share award from the 2009 annual bonus valued at £240,000 was paid to Rob. This is included in the 2009 bonus figure. Actual costs reimbursed to Rob as part of his relocation arrangements as detailed on page 225 are included in the benefits figure. It should be noted that Rob elected not to receive his cash supplement for pension purposes in full during 2009. It is anticipated that the Company will make a request to the Trustees of the Alternative Retirement Benefit Scheme during 2010 to accept a contribution for an amount equivalent to this supplement.

2.
Clark Manning's bonus figure excludes a contribution of $14,700 from a profit sharing plan which has been made into a 401K retirement plan. This is included in the table on pension contributions on page 238. A deferred share award from the 2009 annual bonus valued at US$476,250 was made to Clark. This is included in the 2009 bonus figure.

3.
A deferred share award from the 2009 annual bonus valued at £625,000 was made to Michael McLintock. This is included in the 2009 bonus figure.

4.
As part of Nic Nicandrou's appointment terms, it was agreed that any bonus award for Nic would be assessed as if Nic had been in employment for the whole of 2009. A deferred share award from the 2009 annual bonus valued at £220,000 was made to Nic. This is included in the 2009 bonus figure. As detailed on page 225, Nic has not yet been reimbursed for any relocation expenses. It should be noted that Nic elected not to receive his cash supplement for pension purposes in full during 2009. It is anticipated that the Company will make a request to the Trustees of the Long Term Savings Plan during 2010 to accept a contribution for an amount equivalent to this supplement.

5.
As outlined on page 224, Nick Prettejohn's 2009 annual bonus payment has been prorated for length of service during the year and is based on performance outcomes achieved at the end of 2009. This bonus was fully paid in cash in March 2010. The figure in the 'Other cash payments' column is a termination payment that was agreed as part of his leaving arrangements which was paid in installments on October 13, 2009 and January 11, 2010 as detailed on page 224.

6.
A deferred share award from the 2009 annual bonus valued at HK$2,248,852 was made to Barry Stowe. This is included in the 2009 bonus figure. Barry's benefits primarily relate to his expatriate status including costs of £148,051 for housing, £41,528 for children's education and £32,607 for home leave.

7.
Tidjane Thiam's 2009 annual bonus outcome was determined taking into account the period of time he was remunerated as Chief Financial Officer and Group Chief Executive. A deferred share award from the 2009 annual bonus valued at £528,137 was made to Tidjane. This is included in the 2009 bonus figure.

8.
As part of Mark Tucker's remuneration arrangements following his resignation from Prudential, it was agreed that his 2009 annual bonus payment would prorated based on length of service during the year and paid at a target level of performance. The figure in the 'Other cash payments' column is a termination payment that was agreed as part of his leaving arrangements as detailed on page 224 and paid on January 11, 2010.

9.
Sir Winfried Bischoff left the company on September 15, 2009.

10.
Keki Dadiseth was paid allowances totaling £5,398 in 2009 in respect of his accommodation expenses in London whilst on the Company's business as is the usual practice for directors who are not resident in the UK.

2010 remuneration structure for executive directors

        The following table summarizes the remuneration structure for each executive director for 2010. The balance of remuneration elements for the Group Chief Executive, Group Financial Officer, Chief Executive UK & Europe and Chief Executive Asia roles has been adjusted. The incentive opportunity continues to be primarily based on long-term performance.

					Long-term incentive
			Annual bonus		Group Performance Share Plan (GPSP)	Business Unit Performance Plan (BUPP)	Total LTIP
Director	Role	Base salary at January 1, 2010	Maximum per cent of salary	Deferral requirement	Maximum per cent of salary	Maximum per cent of salary	Maximum per cent of salary
Rob Devey	Chief Executive UK & Europe	£550,000	160%	40% of total bonus	100%	100%	200%
Clark Manning	Chief Executive Jackson	$1,050,000	c. 320% (note 1)	30% of total bonus	230%	230%	460%
Michael McLintock	Chief Executive M&G	£350,000	(note 2)	50% of total bonus awarded above £500,000	100%	(note 2)	(note 2)
Nic Nicandrou	Chief Financial Officer	£550,000	160%	40% of total bonus	200%	n/a	200%
Barry Stowe	Chief Executive Asia	HK$8,000,000	160%	40% of total bonus	100%	100%	200%
Tidjane Thiam	Group Chief Executive	£900,000	180%	50% of total bonus	300%	n/a	300%

Notes:

1.
Clark Manning's annual bonus figure includes a notional figure for his 10 per cent share of the Jackson senior management bonus pool based on the performance of Jackson.

2.
Michael McLintock's annual bonus and long-term incentive opportunity under the M&G Executive Long-Term Incentive Plan are based on M&G's performance both in absolute terms and relative to its peers. The annual bonus and long-term incentive opportunities are determined by an assessment of market competitive rewards for median and superior performance. In line with practice in the asset management sector, there is no specified maximum incentive award. Michael's total remuneration is subject to an overriding cap such that his total remuneration should not be greater than three per cent of M&G's annual IFRS profits.

Mark Tucker

        The 2008 Form 20-F provided details of the remuneration arrangements that would apply to Mark Tucker subsequent to his resignation as Group Chief Executive. These arrangements were implemented as intended by the Remuneration Committee. In January 2010, a payment equivalent to three months salary and benefits was made to Mark relating to restrictions on employment.

Tidjane Thiam

        The 2008 Form 20-F provided details of the remuneration arrangements that would apply to Tidjane Thiam on appointment as Group Chief Executive from October 1, 2009. To reflect the transition of responsibilities from Mark Tucker, the Remuneration Committee decided that it was appropriate that Tidjane's remuneration arrangements be implemented with effect from July 1, 2009.

Nick Prettejohn

        Nick Prettejohn resigned from the position of Chief Executive UK & Europe and left the Group on September 30, 2009. The remuneration arrangements on leaving that were approved by the Remuneration Committee included:

  •
  A payment equivalent to nine months salary and benefits, paid in installments in October 2009 and January 2010 relating to restrictions on employment up to April 1, 2010;

  •
  Prorated 2009 annual bonus (9/12ths) based on his length of service during the year and fully paid in cash in March 2010;

  •
  Outstanding deferred share awards were released in accordance with the scheme rules; and

  •
  The long-term incentive plan awards for 2007, 2008 and 2009 will vest at the end of each relevant three year performance period pro-rated based on service, i.e. 33/36ths, 21/36ths and 9/36ths respectively. Vesting will remain dependent on performance achieved over the relevant performance periods and any shares released will be released at the same time as for all other participants in the GPSP and BUPP.

Rob Devey

        Rob Devey's remuneration structure on appointment to Chief Executive UK & Europe is summarized on page 224. Rob's deferred share and long-term incentive award buyout arrangements, that were approved by the Remuneration Committee in order to compensate him for losses incurred as a result of leaving his previous employer, can be found under 'Other share awards' on page 237.

        In order for Rob to take up the position with Prudential, he was required to relocate. To facilitate this move, the Remuneration Committee approved the payment of stamp duty and other incidental moving costs of £131,310. Should Rob leave the Group within two years, or give notice of intention to leave, these payments would be clawed back. Further details of these benefits can be found on pages 222 to 223.

Nic Nicandrou

        Nic Nicandrou's remuneration structure on appointment to Chief Financial Officer is summarized on page 224. Nic's deferred share and long-term incentive award buyout arrangements, that were approved by the Remuneration Committee in order to compensate him for losses incurred as a result of leaving his previous employer, can be found under 'Other share awards' on page 237.

        In order for Nic to take up the position with Prudential, he was required to relocate. To facilitate this move, the Remuneration Committee approved payment of stamp duty and payment of the subsidy on the interest due on his mortgage. Should Nic leave the Group within two years, or give notice of intention to leave, these payments would be clawed back. Nic has not yet moved house and therefore he has not yet been reimbursed for any relocation costs.

Main components of remuneration

        The table below summarizes the Company's policies in respect of each of the key elements of executive directors' remuneration as they applied during the year and will apply in 2010.

Element	Purpose	Measures	Practice
Total compensation	Provides appropriate compensation structures and reward payouts which attract high calibre executive directors.	Benchmarked against the relevant market for the role, taking into account the individual's contribution and experience.

		Consideration is also given to remuneration arrangements and levels for other Prudential employees.	Market data is considered from the FTSE 50 for UK roles, UK based asset management companies for M&G, Asia general industry and insurance sector for the executive director with responsibility for Asia, and US insurers for the executive director with responsibility for the US.

Element	Purpose	Measures	Practice
Base salary	Provides part of the fixed element of remuneration necessary to recruit and retain the best people for our business.
Scope of role and market position, as well as individual's contribution and experience, taking into account total remuneration, market movement of salaries in comparator organizations and salary increases for employees generally.

Market position compared with companies of similar size and complexity to Prudential in the relevant market for the role.
The Remuneration Committee reviews salaries annually. Any changes in basic salaries are effective from January 1.

Details of the approach taken for base salaries in 2010 is set out on page 227.

For other employees, base salary increases around the Group will reflect the local market. It is anticipated that the pay review for other employees will result in average increases of approximately 2.5 per cent in the UK, 3 per cent in Asia and 3 per cent in the US.
Annual bonus (including deferral)	Rewards the achievement of business results and individual objectives in a given year. Deferral requirements provide an exposure to the long-term performance of the Company.	Group financial measures, business unit financial measures and individual contribution. Required to defer a portion of bonus into Prudential shares for three years.
Executive directors have annual bonus plans based on the achievement of financial performance measures and individual contribution. Bonuses awarded are not pensionable.

The annual bonus for the Chief Executive of Jackson includes a 10 per cent share of a senior management bonus pool determined by the performance of Jackson for the year.
Long-term incentive	Rewards related to achieving sustainable long-term returns to shareholders.
Group—Relative Total Shareholder Return (TSR) performance against a peer group.

Business unit—typically internal measures which contribute to the long-term success of the business and therefore the Group.
All executive directors participate in the Group Performance Share Plan under which awards are based on relative TSR performance against a peer group of international insurers.

The Chief Executives of the UK & Europe, Asia and Jackson also participate in the Business Unit Performance Plan (BUPP). For Asia and Jackson, awards are based on the growth in Shareholder Capital Value (SCV) on an European Embedded Value (EEV) basis. For the UK 7 Europe, awards to be made in 2010 will be based on relative TSR as per the Group plan above.
The Chief Executive of M&G also participates in the M&G Executive Long Term Incentive Plan.
All-employee share plans	Allow for all employees to participate in the success of the Company.	The structure of plans are determined by market practice and local legislation.	Executive directors are eligible to participate in all-employee plans on the same basis as other employees.
Benefits	Provide part of the fixed element of remuneration set at an appropriate level compared with peers.	Determined by market practice.
Executive directors receive certain benefits, for example participation in medical insurance schemes, the use of a car and driver and security arrangements. No benefits are pensionable.

Executive directors are also entitled to participate in certain M&G investment products on the same basis as other members of staff.

Element	Purpose	Measures	Practice
Pension and long-term savings	Provide income in retirement in a cost efficient manner.	Determined by market practice. Policy for new appointments (since June 2003) is to provide a pension contribution as a fixed percentage of salary.
It is the Company's policy to provide efficient pension vehicles to allow executive directors to save for their retirement and to make appropriate contributions to their retirement savings plans.

The level of Company contribution is related to competitive practice in the executive directors' employment markets.

In 2010, the Long Term Savings Plan (LTSP) and the Alternative Retirement Benefit Scheme (ARBS) will be established as long term savings vehicles for executive directors and other employees.
Shareholding guidelines	Encourage executives to build up an interest in the Company's shares and support alignment with shareholder interests.	Determined by market practice.	The Group Chief Executive and Chief Executive of M&G are required to hold shares equal to 200 per cent of salary. A policy of 100 per cent of salary applies for other executive director roles.

Base salary

        The Remuneration Committee normally reviews base salaries on an annual basis, taking into account the relevant market for the role, total remuneration and the individual's contribution and experience.

        No increases to base salaries were made for executive directors or senior executives in 2009.

        Following a review of base salaries during the year, changes have been made to the base salaries for 2010 for some of the executive director roles.

        With effect from January 1, 2010, Tidjane Thiam's salary has been increased from £875,000 to £900,000 to reflect better the market competitive rate for the role.

        Michael McLintock's salary has been increased from £320,000 to £350,000. Michael's last increase in base salary was in January 2004. Michael's remuneration structure and quantum is determined annually on a total compensation basis and therefore the increase to base salary will not increase his annual or long-term incentive opportunity.

        At the time of his appointment in November 2006, Barry Stowe's base salary was denoted in sterling, and delivered in Hong Kong dollars using the prevailing exchange rate. This resulted in a high level of volatility in compensation, particularly in 2008. During 2009 it was considered appropriate to use a fixed exchange rate for 2009 based on the actual average exchange rate for 2008 and to move to a Hong Kong dollar denominated salary from 2010. From January 1, 2010, Barry's salary will be HK$8,000,000. This reflects the exchange rate at the time Barry Stowe was appointed.

        No adjustment has been made to the base salaries for Clark Manning, Rob Devey or Nic Nicandrou at January 1, 2010.

        The base salaries for executive directors for 2010 are set out on page 224.

Annual bonus

        The 2009 annual bonus plans for the majority of executive directors included performance measures at a Group and business unit level based on:

  •
  IFRS profit;
  •
  EEV profit;
  •
  Cash flow; and
  •
  Insurance Group Directive (IGD) capital surplus.

        Michael McLintock's business unit annual bonus plan includes growth in third party funds, M&G investment performance and M&G IFRS profit. The performance measures for Jackson are different and are identified later in this section.

        A proportion of the annual bonus for all executive directors is based on individual strategic goals. These include the executive director's contribution to Group strategy as a member of the plc Board and specific goals related to their functional and/or business unit roles. In addition, all employees have a requirement to comply with the regulatory, governance and risk management practices and policies as it applies to their role and business area. Specifically all business units must remain within the Group's risk appetite.

        The proportions of financial and individual performance for each executive director are:

	Financial measures
	Group	Business unit	Individual strategic goals
Rob Devey	20%	60%	20%
Clark Manning (note 1)	25%	65%	10%
Michael McLintock	10%	75%	15%
Nic Nicandrou	80%	—	20%
Barry Stowe	20%	60%	20%
Tidjane Thiam	80%	—	20%

Note:

1.
The proportions for Clark Manning's annual bonus include a Jackson senior management bonus pool which is based on Jackson financial performance. The proportions shown in the table incorporate a notional level for this pool.

        The proportions and measures for the 2010 bonus plans will be as set out above.

        Despite the continued turbulence in the financial markets, Prudential has achieved strong results against each of the annual bonus plan measures for 2009. In determining 2009 annual bonus awards, the Remuneration Committee took into account the Group's and/or business units' absolute financial results achieved both in relation to targets set and against 2008 performance levels. Market expectations against all performance measures were also considered.

        2009 Group performance against the IFRS profit, EEV profit and IGD capital surplus was strong. Holding company Cash flow was also at a level which resulted in a payment being made for this performance measure.

        Under the UK & Europe annual bonus plan, IFRS profit, cash flow and IGD capital surplus performance against targets set was strong. EEV profit performance was also above the target set which resulted in a payment being made for this performance measure.

        Under the Asia annual bonus plan, IFRS profit, Cash flow and IGD Capital Surplus performance against targets set was strong. EEV profit was below plan performance, and as a result no bonus payment was made for this performance measure.

        In addition to IFRS profit, M&G's annual bonus plan performance measures include growth in third party funds under management and comparative fund investment performance. Performance achieved against IFRS profit was lower than in 2008 primarily due to a lower FTSE All Share index in 2009. This result was partially offset by additional income earned on the higher than anticipated inflows as well as an improved return on the Corporate Bond and investment book. Performance achieved against both the growth in third party funds and investment performance measures was strong.

        Clark Manning's annual bonus plan includes the Group performance measures noted above and also a share of the Jackson senior management bonus pool based on Jackson IFRS pre-tax operating income and EEV new business profit. The 2009 pool is higher than the pool for 2008 reflecting overall strong performance.

Long-term incentive

        All executive directors participate in the Group Performance Share Plan (GPSP) under which awards are based on relative Total Shareholder Return (TSR) performance against a peer group of international insurers.

        Executive directors with regional responsibility also participate in plans linked to the relevant business unit's success.

        The Remuneration Committee will continue to keep the performance measures used under the long-term incentive plans under review to ensure their continued relevance.

        The 2010 award levels under the two plans are set out on page 224.

Group Performance Share Plan (GPSP)—all executive directors

        The GPSP delivers shares to participants subject to performance over a three-year period. The performance measure for the plan is Total Shareholder Return (TSR). Prudential's TSR performance is measured over the performance period compared with the TSR performance of an index comprised of peer companies. TSR is measured on a local currency basis which is considered to have the benefits of simplicity and directness of comparison.

        The companies in the index for 2010 include Aegon, Allianz, Aviva, Axa, Generali, ING, Legal & General, Manulife, Old Mutual and Standard Life. The companies in the index for awards made in 2008 and 2009 included the companies above and also Friends Provident, which was removed from the comparator group for both set of awards with effect from November 2009 as a result of its delisting.

        The vesting schedule for awards under the GPSP is set out in the table below.

Prudential's TSR relative to the index at the end of the performance period	Percentage of award which vests*
Less than index return	0%
Index return	25%
Index return × 110%	75%
Index return × 120%	100%

*
Straight line vesting occurs between the performance levels provided above.

Group Performance Share Plan—TSR

        For any GPSP award to vest, the Remuneration Committee must also be satisfied that the quality of the Company's underlying financial performance justifies the level of award delivered at the end of the performance period and may adjust the vesting level accordingly at its discretion. To ensure close alignment with our shareholders' long-term interests, participants receive the value of reinvested dividends over the performance period for those shares that vest.

        In order to achieve modest tax and national insurance savings for both the Company and the individual, from 2010 a portion of the award will be delivered using an HM Revenue & Customs (HMRC) approved schedule for UK based employees.

Business Unit Performance Plan (BUPP)—executive directors with regional responsibility

        For executive directors with regional responsibilities, the BUPP delivers shares subject to performance over a three-year performance period.

        For outstanding awards, the performance measure under the BUPP is Shareholder Capital Value (SCV) which is shareholders' capital and reserves on a European Embedded Value (EEV) basis for each regional business unit. Vesting depends on the increase in SCV over the performance period, and the required growth rates are different for each of Prudential's business regions in order to reflect the relative maturity of each market and business environments.

        The vesting schedules for outstanding BUPP awards are set out in the table below. The unvested portion of any award lapses.

	Compound annual growth in SCV over three years
Percentage cent of award which vests *	UK & Europe	Jackson	Asia
0%	< 8%	< 8%	< 15%
30%	8%	8%	15%
75%	11%	10%	22.5%
100%	14%	12%	30%

*
Straight line vesting occurs between the performance levels provided above.

Compound annual growth in SCV

        For the awards to be made in 2010, the performance measure and targets for the Jackson and Asia BUPP will remain as set out above.

        For the UK & Europe BUPP, the 2010 award will be based on the same relative TSR measure as applies under the GPSP.

        For any BUPP award to vest, the Remuneration Committee must also be satisfied that the quality of underlying financial performance of each business unit justifies the level of award delivered at the end of the performance period and may adjust vesting levels accordingly at its discretion. To ensure close alignment with our shareholders' long-term interests, participants receive the value of reinvested dividends over the performance period for those shares that vest.

M&G Executive Long-Term Incentive Plan (LTIP)—Michael McLintock

        Under the M&G Executive LTIP an award of phantom shares is made with a notional starting share price of £1. The phantom share price at vesting will be determined by the increase or decrease in M&G's IFRS profits over the three year performance period. The number of phantom shares subject to the award will be adjusted at the end of the three year performance period to take account of the performance of M&G both in terms of levels of profitability and fund investment performance as follows:

Profit Growth

  •
  Awards will be scaled back based on profit performance achieved if profits in the third year are less than the average of the profits over the performance period;

  •
  No adjustment will be made if the profits at the end of the third year are at least equal to the average of the profits over the performance period;

  •
  No award will vest in the event of a loss or zero profit, irrespective of fund performance; and

  •
  Between the two points above, the scaling back will be on a straight line basis from 0 per cent to 100 per cent of the award.

Investment Performance

  •
  Where investment performance over the three-year performance period is in the top two quartiles the number of phantom shares vesting will be enhanced. A sliding scale will apply up to

    200 per cent of the annual award, which is awarded when top quartile performance is achieved; and

  •
  Awards will be forfeited if investment performance is in the fourth quartile, irrespective of any profit growth.

        The value of the vested phantom shares will be paid in cash after the end of the three-year performance period.

        The number of phantom shares in the award depends on the performance of M&G in the financial year in respect of which the award is made and an assessment of Michael McLintock's contribution. Therefore the base value of the award to be made in 2010 relates to M&G's performance in 2009. The expected value of the award is determined by an independent third party (PricewaterhouseCoopers LLP). Based on 2009 performance, an award of 987,179 phantom shares of £1 with an anticipated value of £1,925,000 will be made in 2010. The ultimate value of the award will be based on the profit and investment performance of M&G over three years.

All-employee plans

Save As You Earn (SAYE) schemes

        UK-based executive directors are eligible to participate in the Prudential HM Revenue & HMRC approved UK SAYE scheme and the Asia based executive director can participate in the equivalent International SAYE scheme. The schemes allow employees to save towards the exercise of options over Prudential plc shares, at an option price set at the beginning of the savings period at a discount of up to 20 per cent to the market price.

        Savings contracts may be up to £250 per month for three or five years. On maturity at the end of the set term, participants may exercise their options within six months of the end of the savings period and purchase Prudential plc shares. If an option is not exercised within six months, participants are entitled to a refund of their cash savings plus interest if applicable under the rules.

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

Share Incentive Plan (SIP)

        UK based executive directors are also eligible to participate in the Company's HMRC approved SIP which allows all UK based employees to purchase shares of Prudential plc (partnership shares) on a monthly basis out of gross salary. For every four partnership shares bought, an additional matching share is awarded, which is purchased by Prudential on the open market. Dividend shares accumulate while the employee participates in the plan. Partnership shares may be withdrawn from the scheme at any time. If the employee withdraws from the plan within five years, the matching shares are forfeited and if within three years, dividend shares are also forfeited.

Pensions and long-term savings policy

        It is the Company's policy to provide efficient pension vehicles to allow executive directors to save for their retirement and to make appropriate contributions to their retirement savings plans.

        For executive directors hired after June 30, 2003 the Company's policy is to provide a supplement of 25 per cent of salary. This includes, where relevant, any Company contributions to the staff defined contribution pension plan, which UK executive directors may choose to join. This plan has no salary cap.

        This approach applies to Rob Devey, Nic Nicandrou, Barry Stowe and Tidjane Thiam.

        Clark Manning is eligible to participate in Jackson's Defined Contribution Retirement Plan, a qualified 401(k) retirement plan on the same basis as all other US based employees. The Company provides matching contributions of six per cent of base salary. He is also eligible to participate in the profit sharing element of the plan that provides eligible participants with an annual profit sharing contribution, depending on the financial results of Jackson for the plan year, with a maximum of six per cent of base salary.

        Michael McLintock participates in a contributory defined benefit scheme that provides a target pension of two thirds of final pensionable earnings on retirement at age 60. Participation is on the same basis as other employees who joined at the same date. Benefits under the plan are subject to a notional scheme earnings cap, set at £117,600 and £123,600 for the 2008/09 and 2009/10 tax years respectively. Michael is entitled to supplements based on his salary above the notional earnings cap.

        In 2010, the Long Term Savings Plan (LTSP) and the Alternative Retirement Benefit Scheme (ARBS) will be established to provide long term savings vehicles for executive directors and other employees. The LTSP will be established under ordinary UK tax legislation for Employee Benefit Trusts, and the ARBS will be established under specific UK tax legislation relating to Employer Financed Retirement Benefits Schemes. If the Trustees accept annual discretionary contributions to either of these plans, no cash supplement for pension purposes will be paid to UK based executive directors.

Shareholding guidelines

        As a condition of serving, all executive and non executive directors are currently required to have beneficial ownership of 2,500 ordinary shares in the Company. This interest in shares must be acquired within 12 months of appointment to the Board if the director does not have such an interest upon appointment.

        Executive directors should have a substantial shareholding which should be built up over a period of five years. Shares earned and deferred under the annual bonus plan are included in calculating the executive director's shareholding.

        Until the guideline is met, at least half the shares released from long-term incentive awards after tax should be retained by the executive director.

Guideline Shareholding policy—after five years
Rob Devey	1 × salary
Clark Manning	1 × salary
Michael McLintock	2 × salary
Nic Nicandrou	1 × salary
Barry Stowe (note 1)	1 × salary
Tidjane Thiam	2 × salary

Note:

1.
Shareholdings for Barry Stowe include American Depository Receipts (ADR's). One ADR is equivalent to two Prudential plc shares.

Directors' outstanding long-term incentive awards

Share based long-term incentive awards

        The section below sets out the outstanding share awards under the Restricted Share Plan (RSP), the Group Performance Share Plan (GPSP) and the Business Unit Performance Share Plan (BUPP).

	Plan name	Year of initial award	Conditional share awards outstanding at January 1, 2009	Conditional awards in 2009	Market price at date of original award	Scrip dividend equivalents on vested shares	Rights exercised in 2009	Rights lapsed in 2009	Conditional share awards outstanding at December 31, 2009	Note	Date of end of performance period
			(Number of shares)	(Number of shares)	(pence)	(Number of shares released)			(Number of shares)
Rob Devey	GPSP	2009		120,898	639				120,898	1	December 31, 2011
	BUPP	2009		120,897	639				120,897	1	December 31, 2011

	Total			241,795					241,795

Clark Manning	GPSP	2006	241,415		591.5	18,259	223,067	18,348	0		December 31, 2008
	BUPP	2006	120,707		591.5			120,707	0		December 31, 2008
	GPSP	2007	191,140		745				191,140	2	December 31, 2009
	BUPP	2007	95,570		745				95,570	3	December 31, 2010
	GPSP	2008	182,262		674.5				182,262		December 31, 2010
	BUPP	2008	91,131		674.5				91,131		December 31, 2010
	GPSP	2009		468,476	455.5				468,476	1	December 31, 2010
	BUPP	2009		468,476	455.5				468,476	1	December 31, 2010

	Total		922,225	936,952		18,259	223,067	139,055	1,497,055

Michael McLintock	GPSP	2006	64,199		591.5	4,852	59,319	4,880			December 31, 2010
	GPSP	2007	52,040		745				52,040	2	December 31, 2010
	GPSP	2008	48,330		674.5				48,330		December, 31, 2010
	GPSP	2009		92,022	455.5				92,022	1	December 31, 2011

	Total		164,569	92,022		4,852	59,319	4,880	192,392

Nic Nicandrou	GPSP	2009		316,328	639				316,328	1	December 31, 2011

	Total			316,328					316,328

Nick Prettejohn	GPSP	2006	149,964		591.5	11,341	138,566	11,398			December 31, 2008
	BUPP	2006	74,982		591.5			74,982			December 31, 2008
	GPSP	2007	130,071		745				130,071	2	December 31, 2009
	BUPP	2007	65,035		745				65,035	3	December 31, 2009
	GPSP	2008	127,622		674.5				127,622		December 31, 2010
	BUPP	2008	63,811		674.5				63,811		December 31, 2010
	GPSP	2009		242,997	455.5				242,997	1	December 31, 2011
	BUPP	2009		242,997	455.5				242,997	1	December 31, 2011

	Total		611,485	485,994		11,341	138,566	86,380	872,533

	Plan name	Year of initial award	Conditional share awards outstanding at January 1, 2009	Conditional awards in 2009	Market price at date of original award	Scrip dividend equivalents on vested shares	Rights exercised in 2009	Rights lapsed in 2009	Conditional share awards outstanding at December 31, 2009	Note	Date of end of performance period
			(Number of shares)	(Number of shares)	(pence)	(Number of shares released)			(Number of shares)
Barry Stowe	GPSP	2007	105,706		745				105,706	2	December 31, 2009
	BUPP	2007	52,853		745				52,853	3	December 31, 2009
	GPSP	2008	107,988		674.5				107,988		December 31, 2010
	BUPP	2008	53,994		674.5				53,994		December 31, 2010
	GPSP	2009		196,596	455.5				196,596	1	December 31, 2011
	BUPP	2009		196,596	455.5				196,596	1	December 31, 2011

	Total		320,541	393,192					713,733

Tidjane Thiam	GPSP	2008	314,147		674.5				314,147		December 31, 2010
	GPSP	2009		299,074	455.5				299,074	1	December 31, 2011

	Total		314,147	299,074					613,221

Mark Tucker	RSP	2005	223,011		501				223,011		December 31, 2007
	GPSP	2006	337,044		591.5	25,493	311,428	25,616	0		December 31, 2008
	GPSP	2007	295,067		745				295,067	2	December 31, 2009
	GPSP	2008	294,512		674.5				294,512		December 31, 2010

	Total		1,149,634			25,493	311,428	25,616	812,590

Cash rights granted under the BUPP:

	Plan name	Year of initial award	Conditional awards outstanding at January 1, 2009	Conditional awards in 2009	Cash rights lapsed in 2009	Conditional awards outstanding at December 31, 2009	Date of end of performance period (December 31)
			(£'000)	(£'000)	(£'000)	(£'000)
Clark Manning	BUPP	2006	577		577	0	2008
	BUPP	2007	624 (note 3)			624	2009
	BUPP	2008	652			652	2010
Nick Prettejohn	BUPP	2006	374		374	0	2008
	BUPP	2007	400 (note 3)			400	2009
	BUPP	2008	423			423	2010
Barry Stowe	BUPP	2007	325 (note 3)			325	2009
	BUPP	2008	358			358	2010

Notes:

1.
2009 awards made under the GPSP and the BUPP have a performance period from January, 1 2009 to December 31, 2011. In determining the 2009 conditional share awards the shares were valued at the average share price for the 30 days immediately following the announcement of Prudential's 2008 results, and the price used to determine the number of shares was 347.74 pence.

    The awards for Clark Manning and Barry Stowe were made in American Depository Receipts (ADRs). One ADR is equivalent to two Prudential plc shares or $10.31. The figures in the table are represented in terms of Prudential shares.

2.
At December 31, 2009 Prudential's TSR performance was 143.72 per cent per cent of the TSR performance of the index. Hence it is anticipated that awards granted under this scheme in 2007 will vest in full. This results in 270,478 shares for Mark Tucker; 191,140 shares for Clark Manning; 52,040 shares for Michael McLintock; 119,231 shares for Nick Prettejohn and 105,706 shares for Barry Stowe. In accordance with the plan rules, the anticipated number of shares released for Mark Tucker and Nick Prettejohn as a result of their resignation from Prudential will be prorated accordingly.

3.
At December 31, 2009 SCV performance under the 2007 BUPP was as follows:

	Percentage compound growth in SCV	No. of shares released from 2007 BUPP share award	Anticipated value of 2007 BUPP cash award release
Jackson	4.1%	nil	nil
UK & Europe	0.3%	nil	nil
Asia	20.6%	33,615	£206,700

Business specific cash based long-term incentive plans

        Details of all outstanding awards under cash based long-term incentive plans up to and including 2009 are set out in the table below. The performance period for all awards is three years.

	Year of initial award	Face value of conditional awards outstanding at January 1, 2009	Conditionally awarded in 2009	Payments made in 2009	Face value of conditional awards outstanding at December 31, 2009	Date of end of performance period
		(£'000)	(£'000)	(£'000)	(£'000)
Michael McLintock
Phantom M&G options	2005	368		394	0	December 31, 2007
Phantom M&G options	2006	368		254	0	December 31, 2008
Phantom M&G shares	2006	225		380	0	December 31, 2008
Phantom M&G shares	2007	1,333			1,333	December 31, 2009
M&G Executive LTIP	2008	1,141			1,141	December 31, 2010
M&G Executive LTIP	2009		1,830		1,830	December 31, 2011

Total cash payments made in 2009				1,028

Notes:

Michael McLintock's 2005 and 2006 cash long-term incentive awards were under the M&G Chief Executive Long-Term Incentive Plan that provides a cash reward through phantom M&G share awards and options. For both these awards, the phantom share price at the beginning of the performance period was £1. The change in the phantom share price equals the change in M&G profit, modified up or down by the investment performance of M&G over the performance period. For each year the face value of the share award was £225,000 and the phantom option award had a face value of £367,800. Provided the phantom share options have value, they may be exercised in part or in full during annual exercise periods (three to seven years after the start of the performance period).

For the 2005 phantom option award of 367,800 units, the option price at the end of the performance period was £1.07. This resulted in a payment of £393,546 to Michael McLintock. For the 2006 award, the phantom share price at the end of the performance period was £1.69 and the phantom option price was £0.69. This resulted in a payment from the phantom share award of £380,250 and the phantom option award of £253,782.

The 2008 20-F stated that an award of 2,282,353 phantom shares of £1 with an anticipated value of £1,940,000 was made in 2009. Following a re-evaluation of the per unit expected value calculation, the number of units required to deliver this anticipated value has been reduced to 1,830,189. The anticipated value of this award remains unchanged.

Other share awards

        The table below sets out the share awards that have been made to executive directors under their appointment terms and those deferred from annual bonus plan payouts. The values of the deferred share awards are included in the annual bonus figures in the table on page 222. The number of shares is calculated using the average share price over the three business days commencing on the day of the announcement of the Group's annual financial results for the relevant year. For the awards from the 2008 annual bonus, made in 2009, the average share price was 308.63 pence.

	Year of initial grant	Conditional share awards outstanding at January 1, 2009 (Number of shares)	Conditionally awarded in 2009 (Number of shares)	Scrip dividends accumulated (Number of shares)	Shares released in 2009 (Number of shares)	Conditional share awards outstanding at December 31, 2009 (Number of shares)		Date of end of restricted period	Date of release	Market price at original date of award (pence)	Market price at date of vesting or release (pence)
Rob Devey
Awards under appointment terms	2009		50,575			50,575	(1)	March 31, 2012
Clark Manning
Deferred 2006 annual bonus award	2007	9,600		464		10,064		December 31, 2009
Deferred 2007 annual bonus award	2008	17,003		822		17,825		December 31, 2010
Michael McLintock
Deferred 2006 annual bonus award	2007	85,929		4,161		90,090		December 31, 2009
Deferred 2007 annual bonus award	2008	106,895		5,176		112,071		December 31, 2010
Deferred 2008 annual bonus award	2009		207,368	10,042		217,410		December 31, 2011
Nick Prettejohn
Deferred 2006 annual bonus award	2007	12,487		604	13,091	0	(2)	December 31, 2009	October 1, 2009	723	592
Deferred 2007 annual bonus award	2008	51,380		2,488	53,868	0	(2)	December 31, 2010	October 1, 2009	635	592
Deferred 2008 annual bonus award	2009		105,304	5,099	110,403	0	(2)	December 31, 2011	October 1, 2009	349.5	592
Nic Nicandrou
Awards under appointment terms	2009		10,616			10,616	(3)	March 31, 2010
			5,889			5,889	(3)	March 31, 2010
			13,898			13,898	(3)	March 31, 2011
			16,059			16,059	(3)	March 31, 2011
			68,191			68,191	(3)	March 31, 2012
Barry Stowe
Awards under appointment terms	2006	7,088			7,088	0		May 1, 2009	May 15, 2009	702	437
		28,706			28,706	0		September 1, 2009	September 1, 2009	702	525.5
		7,088				7,088		January 1, 2010
		2,110				2,110		May 1, 2010
Deferred 2007 annual bonus award	2008	41,755		2,022		43,777		December 31, 2010
Deferred 2008 annual bonus award	2009		20,092	972		21,064		December 31, 2011
Tidjane Thiam
Awards under appointment terms	2008	16,336			16,336	0		March 31, 2009	March 31, 2009	662	337
		41,148			41,148	0		March 31, 2009	March 31, 2009	662	337
		48,362				48,362		March 31, 2010
		41,135				41,135		March 31, 2010
		49,131				49,131		March 31, 2011
Deferred 2008 annual bonus award	2009		105,304	5,099		110,403		December 31, 2011
Mark Tucker
Deferred 2006 annual bonus award	2007	76,288		3,694	79,982	0	(4)	December 31, 2009	October 1, 2009	723	592
Deferred 2007 annual bonus award	2008	75,761		3,669	79,430	0	(4)	December 31, 2010	October 1, 2009	635	592

Notes:

(1)
In order to secure the appointment of Rob Devey and to compensate him for the loss of outstanding long-term remuneration, Rob was awarded rights to Prudential shares as set out in the table.

(2)
Under the terms agreed on his leaving the Company, the outstanding deferred awards to Nick Prettejohn have been released to him.

(3)
In order to secure the appointment of Nic Nicandrou and to compensate him for the loss of outstanding long-term remuneration, Nic was awarded rights to Prudential shares as set out in the table.

(4)
Under the terms agreed on his leaving the Company, the outstanding deferred awards to Mark Tucker have been released to him.

Directors' pensions and life assurance

        The pensions policy is set out on page 232. Prudential's current practice in respect of pension arrangements for the current executive directors is set out below.

        Michael McLintock participates in a contributory scheme that provides a target pension of 2/3rds of Final Pensionable Earnings on retirement at age 60 for an employee with 30 years or more potential service, for which his contribution is four per cent of base salary. In both cases Final Pensionable Earnings are capped by a notional scheme earnings cap which replicates the HMRC earnings cap in force before A-Day (April 6, 2006). Michael McLintock is entitled to supplements based on the portion of his basic salary not covered for pension benefits under a HMRC approved scheme. He is also provided with life assurance cover of four times salary.

        Clark Manning participates in a US tax-qualified defined contribution plan (a 401K plan). He is also provided with life assurance cover of two times salary. Company matching contributions of six per cent of base salary up to a maximum of $14,700 were made in 2009. In addition, an annual profit sharing contribution of $14,700 was made in 2009.

        Rob Devey, Nic Nicandrou, Tidjane Thiam and Barry Stowe are entitled to a total salary supplement of 25 per cent of base salary. They are all provided with life assurance cover of four times salary. All these executive directors, expect Barry Stowe, have opted to become members of the staff defined contribution pension plan.

        Where supplements for long term saving and pension purposes are paid in cash, the amounts are included in table on page 222.

        Details of directors' pension entitlements under HMRC approved defined benefit schemes and supplements that are in the form of contributions to pension arrangements paid by the Company are set out in the following table.

				Additional pension earned during year ended December 31, 2008		Transfer value of accrued benefit at December 31(3)
	Age at December 31, 2009	Years of pensionable service at December 31, 2009	Accrued benefit at December 31, 2009	Ignoring inflation on pension earned to December 31, 2008(1)	Allowing for inflation on pension earned to December 31, 2008(2)	2009 B	2008 A	Amount of (B-A) less contributions made by directors during 2009		Contributions to pension and life assurance arrangements(4)
					(£ thousand)
Rob Devey	41									0
Clark Manning	51									21
Michael McLintock	48	17	47	5	5	755	426	329	(5)	89
Nic Nicandrou	44									0
Nick Prettejohn	49									59
Barry Stowe	52									2
Tidjane Thiam	47									113
Mark Tucker	52									16

Notes:

(1)
As required by Stock Exchange Listing rules.

(2)
As required by the Companies Act remuneration regulations.

(3)
The transfer value equivalent has been calculated in accordance with Actuarial Guidance Note GN11.

(4)
Supplements in the form of cash are included in the Directors' remuneration table on page 222.

(5)
A number of factors operating together have resulted in the increase in transfer value over the year. This includes increases due to changes in market conditions from inflation rates rising and interest rates falling, an extra year of service accruing, an increase in the HMRC earnings cap and Michael drawing one year closer to retirement.

        No enhancements to the retirement benefits paid to or receivable by directors or former directors other than the discretionary pension increases awarded to all pensioners have been made during the year.

        Total contributions to directors' pension arrangements including cash supplements for pension purposes were £876,466 (2008: £1,027,267) of which £298,586 (2008: £268,668) related to money purchase schemes.

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

        The interests of directors in ordinary shares of Prudential are shown below and include shares acquired under the SIP, the deferred annual bonus awards detailed under "Other share awards" above, and interests in shares awarded on appointment and awards that remain conditional under the RSP, the GPSP and the BUPP. The interests of directors in office at May 14, 2010 in ordinary shares of the Company are shown below. All interests are beneficial.

Name	Holding as of May 14, 2010	Approximate Percentage of Ordinary Shares
Harvey McGrath	297,574	0.012
Tidjane Thiam	268,605	0.011
Nic Nicandrou	132,490	0.006
Rob Devey	77,308	0.003
Clark Manning(1)	456,821	0.018
Michael McLintock	594,979	0.023
Barry Stowe(2)	315,994	0.012
Keki Dadiseth	28,339	0.001
Michael Garrett	33,337	0.001
Ann Godbehere	12,370	0.001
Bridget Macaskill	39,944	0.002
Kathleen O'Donovan	21,184	0.001
James Ross	19,333	0.001
Lord Turnbull	13,251	0.001

Notes:

(1)
Part of Clark Manning's interest in shares are made up of 29,896 American Depository Receipts (representing approximately 59,792 ordinary shares).

(2)
Part of Barry Stowe's interest in shares are made up of 48,532 American Depository Receipts (representing approximately 97,064 ordinary shares). 8,513.73 of the ADRs are held within an investment account which secures premium financing for a life assurance policy.

        Prudential is not owned or controlled directly or indirectly by another corporation or by any government or by any other natural or legal person severally or jointly and Prudential does not know of any arrangements that might result in a change in Prudential's control.

        In addition, Prudential's directors held, as at May 14, 2010, options to purchase 1,705 shares, all of which were issued pursuant to Prudential's SAYE scheme. These options and plans are described in more detail below under "Options to purchase securities from Prudential" in this section.

Outstanding options of directors and other executive officers

        Options outstanding under the SAYE scheme are set out below. The SAYE is open to all UK and certain overseas employees. Options under this scheme up to HM Revenue & Customs (HMRC) limits are granted at a 20 per cent discount and cannot normally be exercised until a minimum of three years has elapsed. No payment has been made for the grant of any options. The price to be paid for exercise of these options is shown in the table below. No variations to any outstanding options have been made.

Name	Options outstanding at May 14, 2010	Exercise price (pence)	Earliest exercise date	Latest exercise date
Tidjane Thiam	1,705	551	June 1, 2011	November 30, 2011

Notes:

(1)
None of Harvey McGrath, Nic Nicandrou, Rob Devey, Clark Manning, Michael McLintock, Barry Stowe, Keki Dadiseth, Michael Garrett, Ann Godbehere, Bridget Macaskill, Kathleen O'Donovan, James Ross or Andrew Turnbull holds options to purchase Prudential shares.

(2)
The market price of shares at May 31, 2010 was 541.5 pence. The highest and lowest share prices during 2009 were 650.5 pence and 207.0 pence, respectively.

Options to purchase securities from Prudential

        As of May 14, 2010, 14,213,325 options were outstanding, which Prudential issued under the SAYE schemes. As of March 31, 2010 directors and other executive officers held 10,184 of such outstanding options. Except as described above in "Outstanding options of directors and other executive officers", each option represents the right of the bearer to subscribe for one share at a particular pre-determined exercise price at a pre-set exercise date.

        As of May 14, 2010, 17,292 options were outstanding under the RSP. Such outstanding options held by directors or other executive officers are included in the shares set forth under "Senior executives" long-term incentive plans" in this section above.

        As of May 14, 2010, 5,868,900 shares were outstanding under the Prudential Jackson National Life US Performance Share Plan, none of which was held by directors or other executive officers.

        As of May 14, 2010, 18,852,917 shares were outstanding under other awards. Of those, 779,860 shares were outstanding under the Annual Incentive Plan, 2,126,550 shares were outstanding under the PruCap Deferred Bonus Plan, 240,393 shares were outstanding under the Momentum Retention Plan, 69,922 shares were outstanding under the Asia Retention Plan, 457,300 shares were outstanding under the One Off Awards, 7,644,916 shares were outstanding under the GPSP, 2,728,177 shares were outstanding under the BUPP, 231,909 shares were outstanding under the Deferred Share Plans and 4,573,890 shares were outstanding under the PCA LTIP. Such outstanding awards held by directors or other executive officers are included under "Senior executives" long-term incentive plans" in this section above.

        The aggregate proceeds that would arise if all outstanding options under the SAYE schemes were exercised is £36 million. The latest expiration dates for exercise or release of the securities underlying the options or awards and the number of options or shares are set out in the table below.

Year of Expiration	Shares Outstanding Under the Prudential Jackson National Life US Performance Share Plan	Options Outstanding Under Restricted Share Plan	Options Outstanding Under Savings-Related Share Option Scheme	Shares Outstanding Under Other Awards	Total
	(In millions)
2010	—	—	0.355	0.108	0.463
2011	1.158	—	0.976	6.299	8.433
2012	1.184	—	8.553	6.097	15.834
2013	3.040	—	0.64	6.228	9.908
2014	0.487	—	2.008	0.016	2.511
2015	—	0.017	0.028	0.075	0.120
2016	—	—	1.653	0.030	1.683

Total	5.869	0.017	14.213	18.853	38.952

Board Practices

        In accordance with Prudential's Articles of Association the Board, or the members in a general meeting, may appoint up to 20 directors. Under Prudential's Articles of Association and in line with UK corporate governance guidelines, all directors are required to submit themselves for re-election by shareholders every three years at an Annual General Meeting, and any director appointed by the Board will retire at the first Annual General Meeting following his or her appointment and offer himself or herself for election by shareholders.

        Non-executive directors of Prudential are usually appointed for an initial three-year term, commencing with their election by shareholders at the first Annual General Meeting following their appointment. Each appointment is reviewed towards the end of the three-year term against performance and the requirements of the Group's businesses. Non-executive directors are typically expected to serve for two terms of three years from their initial election by shareholders, although the Board may invite them to serve for an additional period. Both Bridget Macaskill and Kathleen O'Donovan have been invited to serve another three-year term, having served for six years as non-executive directors since their initial election by shareholders.

        The Company Secretary supports the Chairman in providing tailored induction programs for new directors and on-going training for all directors. Upon appointment, all directors embark upon a wide-ranging induction program covering, amongst other things, the principal bases of accounting for the Group's results, the role of the Board and its key committees, and the ambit of the internal audit and risk management functions. In addition, they receive detailed briefings on the Group's principal businesses, its product range, the markets in which it operates and the overall competitive environment. Other areas addressed include legal issues affecting directors of financial services companies, the Group's governance arrangements, its investor relations program, as well as its remuneration policies.

        Directors have a statutory duty to avoid conflicts of interest with the Company. The Company's Articles of Association allow the directors to authorize conflicts of interest, and the Board has adopted a policy and effective procedures on managing and, where appropriate, approving conflicts or potential conflicts of interest. Under these procedures, directors are required to declare all directorships or other appointments to companies which are not part of the Prudential Group, and which could result in conflicts or potential conflicts of interest, as well as other situations which could give rise to a potential conflict. The Nomination Committee or the Board evaluates and approves each such situation individually where applicable.

Directors' indemnities and protections

        The Company has arranged appropriate insurance cover in respect of legal action against directors and senior managers of companies within the Prudential Group. In addition, the Articles of Association of the Company permit the directors and officers of the Company to be indemnified in respect of liabilities incurred as a result of their office. Prudential also provides protections for directors and senior managers of companies within the Group against personal financial exposure they may incur in their capacity as such. These include qualifying third party indemnity provisions (as defined where relevant by the Companies Act 1985 and the Companies Act 2006) for the benefit of directors of Prudential plc and other such persons, including, where applicable, in their capacity as directors of other companies within the Group. These indemnities were in force during 2009 and remain in force.

Policy on external appointments

        Prudential's executive directors may accept external directorships and retain any fees earned from those directorships, subject to approval from the Group Chief Executive or the Chairman, and always provided this does not lead to any conflicts of interest. In line with UK governance standards, executive directors would be expected to hold no more than one non-executive directorship of a FTSE 100 company. Tidjane Thiam was a non-executive director of Arkema in France until November 2009. Some of our other executive directors hold directorships or trustee positions of unquoted companies or institutions. Details of any fees retained are included under "Compensation—Executive directors' non executive directors earnings". The major commitments of executive directors are detailed in their biographies on pages 217 to 219.

        Non-executive directors may serve on a number of other boards provided that they are able to demonstrate satisfactory time commitment to their role at Prudential, and that they discuss any new commitment with the Chairman prior to accepting. This ensures that they do not compromise their independence and that any potential conflicts of interest and any possible issues arising out of the time commitments required by the new role can be identified and addressed appropriately. The major commitments of non-executive directors are detailed in their biographies on pages 219 to 221.

Board Committees

        The Board has established audit, remuneration and nomination committees as standing committees of the Board with written terms of reference, which are kept under regular review. Following recent reviews of the governance of UK companies, the Board intends to establish a separate risk committee responsible for monitoring and overseeing risk, which will become operational in 2010. These committees are key elements of the Group's corporate governance framework, and reports on each committee currently in operation are included below:

Audit Committee Report

        This report sets out the responsibilities of the Group Audit Committee (the "Committee") and the activities carried out by the Committee during the year to meet its objectives.

Role of the Committee

        The Committee's principal responsibilities consist of oversight over financial reporting, internal control and risk management, and monitoring auditor independence. Its duties include gaining assurance on the control over financial processes and the integrity of the Group's financial reports, monitoring the performance, objectivity and independence of the external auditor, and reviewing the work of the internal auditor. Once the Board has established a separate risk committee with responsibility for risk monitoring and oversight, the Committee's role will change accordingly.

        In performing its duties, the Committee has access to employees and their financial or other relevant expertise across the Group, and to the services of the Group-wide Internal Audit Director and the Company Secretary. The Committee may also seek external professional advice at the Group's expense.

        The Committee's terms of reference, which are set by the Board and kept under regular review, are available on Prudential's website at http://www.prudential.co.uk/prudential-plc/aboutpru/corporategovernance Alternatively, copies may be obtained upon request from the Company Secretary, at the Company's registered office.

Membership

        The Committee is comprised exclusively of independent non-executive directors of the Company, as set out below:

    Ann Godbehere FCGA (Chairman)
    Kathleen O'Donovan     ACA
    Lord Turnbull     KCB CVO

        Membership is selected to provide a broad set of financial, commercial and other relevant experience to meet the Committee's objectives.

        Full biographical details of the members of the Committee, including their relevant experience are set out in their biographies on pages 219 and 221.

Meetings

        The Committee met eight times during the year. By invitation, the Chairman of the Board, the Chief Financial Officer, the Group General Counsel and Company Secretary, the Group-wide Internal Audit Director, the Group Chief Risk Officer, and other senior staff from the group finance, internal audit, risk, compliance and security functions where appropriate, as well as the lead partner of the external auditor attended meetings. Other partners of the external auditor also attended some of the meetings to contribute to the discussions relating to their area of expertise.

        A detailed forward agenda has been in operation for a number of years which is continually updated to ensure all matters for which the Committee is responsible are addressed at the appropriate time of year. The Committee's principal business during the year consisted of the following:

  •
  review of half-year and full-year results, the annual report and accounts, and other significant announcements where appropriate;

  •
  examination of critical accounting policies and key judgmental areas;

  •
  review of changes in and implementation of Group Accounting Policies in compliance with International Financial Reporting Standards and practices;

  •
  review of Group's tax matters;

  •
  approval of external auditor's management representation letter, review of external auditor's full-year memorandum and external audit opinion;

  •
  review of US filings and related external audit opinion;

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

  •
  monitoring the effectiveness of compliance processes and controls, and performance against the Group's Compliance Plan;

  •
  review of anti-money laundering procedures, and allegations received via the employee confidential reporting lines; and

  •
  review of its own effectiveness and terms of reference.

        In addition, the Committee received in-depth presentations on a range of topics.

        The Chairman reported to the Board on matters of particular significance after each Committee meeting, and the minutes of Committee meetings were circulated to all Board members.

        The Committee recognizes the need to meet without the presence of executive management. Such sessions were held in March 2009 with the external and internal auditors, in July 2009 with the external auditors and the head of the security function, and in December 2009 with the external and internal auditors. At all other times, management and auditors have open access to the Chairman.

Financial reporting

        As part of its review of financial statements prior to recommending their publication to the Board, the Committee focused on: critical accounting policies and practices and any changes, decisions requiring a major element of judgment, unusual transactions, clarity of disclosures, significant audit adjustments, the going concern assumption, compliance with accounting standards, and compliance with obligations under applicable laws and regulations.

        In addition, the Committee is regularly briefed by senior management on developments in International Financial Reporting Standards.

Confidential reporting

        One of the standing agenda items of the Committee is to review a report on calls to the confidential reporting line, which is made available to employees to enable them to communicate confidentially on matters of concern, and actions taken in response to these calls. The Committee also considered whether any material control implications arose from communications received. No internal control implications were raised from calls to the confidential helpline. During the year, the Chairman reviewed the procedures adopted by the Company on the methods of handling calls to the confidential reporting line across the Group with the Group-wide Internal Audit Director and the head of the security function. An external review of the method of handling calls to the confidential reporting line was also carried out by the external auditor during the year.

Business unit audit committees

        Each business unit has its own audit committee whose members and chairmen comprise primarily of senior management and are independent of the respective business unit. The chairmen of these committees report regularly to the Committee, and their meetings are attended by senior management of the respective business unit, including the business units' heads of finance, risk, compliance and internal audit. Business unit audit committees have adopted standard terms of reference across the Group, with only minor variations to address overseas requirements or particular requirements of the business. The terms of reference of those committees were reviewed during the year, and all include escalation of significant matters to the Committee, approval of the business unit internal audit plans and overseeing the adequacy of internal audit resources. Also included are presentations from the external auditor. During the year, the business unit audit committees reviewed and approved their respective internal audit plans, resources and the results of internal audit work, and both external and internal auditors were able to discuss any relevant matters with the Chairman and members of the Committee as required.

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

        Pursuant to the requirements of section 404 of the Sarbanes-Oxley Act, the Group must undertake an annual assessment of the effectiveness of internal control over financial reporting. The annual assessment and related report from the external auditor is included in this Form 20-F on page 271 under Item 15.

Internal audit

        The Committee regards its relationship with the internal audit function as pivotal to the effectiveness of its own activities. Group-wide Internal Audit plays an important role in supporting the Committee to fulfill its responsibilities under UK governance standards and the Sarbanes-Oxley Act, and provides independent assurance on the Company's processes of identification and control of risk. The Committee agreed the work program of the internal audit function to be undertaken during 2009. Each of the Group's business units has an internal audit team, the heads of which report to the Group-wide Internal Audit Director. Internal audit resources, plans and work are overseen by the Committee and by business unit audit committees. Across the Group, total internal audit headcount stands at 117 as at December 31, 2009. The Group-wide Internal Audit Director reports functionally to the Committee and for management purposes to the Chief Financial Officer.

        Formal reports are submitted to Committee meetings, with interim updates where appropriate, and views are also sought at the private meetings between the Committee and the internal auditors, as well as during regular private meetings between the Chairman of the Committee and the Group-wide Internal Audit Director.

        The Committee assesses the effectiveness of the internal audit function by means of regular reviews, some of them carried out by external advisers, and through ongoing dialogue with the Group-wide Internal Audit Director. External reviews of internal audit arrangements and standards were last conducted in 2006 and 2007 to ensure that the activities and resources of internal audit are most effectively organized to support the oversight responsibilities of the Committee. These reviews, performed by Deloitte, confirmed that the internal audit function complies with the Institute of Internal Auditors' international standards for the professional practice of internal auditing and was operating effectively. An internal assessment of the internal audit function was performed by the Group-wide

Internal Audit Director in 2008 and 2009, based on the internal audit function's ongoing self-assessment processes and using a maturity model derived from the review criteria used by Deloitte. The assessment confirmed that the internal audit function conforms to the Institute of Internal Auditors' international standards and continues to operate effectively in all areas of professional practice. The results of the assessment were reported in detail to the Committee in February 2010.

External audit

        The main details of the Group Audit Committee's responsibilities in respect of the external audit are set out in Item 16C. "Principal Accountant Fees and Services" on page 272.

Review of Committee effectiveness

        During the year, the Committee undertook an in-depth performance assessment in-house by way of a detailed questionnaire, administered by the Secretariat, addressing both compliance with various regulations and codes of conduct, and qualitative aspects of the Committee's performance during the year. The results were discussed at a Committee meeting in December 2009 and reported to the Board in February 2010. Recommendations to improve processes identified by the review are being implemented, and the Committee is satisfied, based on the findings of this review, that it had been operating as an effective audit committee throughout the year, meeting all applicable legal and regulatory requirements. Further reviews of the effectiveness of the Committee will be undertaken regularly, and will from time to time be conducted by external consultants.

Remuneration Committee Report

Role of the Committee

        The Remuneration Committee (the "Committee") determines the remuneration packages of the Chairman and executive directors. It also agrees the principles and monitors the level and structure of remuneration for a defined population of senior management as determined by the Board. In framing its remuneration policy, the Remuneration Committee has given full consideration to the provisions of Schedule A to the Combined Code.

        Except in relation to the remuneration of the Group Chief Executive, when only the Chairman is consulted, the Committee consults the Chairman and the Group Chief Executive about the Committee's proposals relating to the remuneration of all executive directors. The Committee has access to professional advice inside and outside the Company.

        The Committee's terms of reference, which are set by the Board and kept under regular review, are available on Prudential's website at http://www.prudential.co.uk/prudential-plc/aboutpru/corporategovernance. Alternatively, copies may be obtained upon request from the Company Secretary, at the Company's registered office.

Membership

        The Committee is comprised exclusively of non-executive directors of the Company, as set out below:

    Bridget Macaskill (Chairman)
    Keki Dadiseth     FCA
    Michael Garrett
    James Ross

        Full biographical details of the members of the Committee, including their relevant experience are set out in their biographies on pages 219 and 220.

Meetings

        The Committee normally has scheduled meetings at least four times a year and a number of additional meetings, as required, to review remuneration policy and the application of that policy. While the Chairman and Group Chief Executive are not members, they attend meetings unless they have a conflict of interest. During 2009, a total of 11 Committee meetings were held.

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

        The Committee's terms of reference, which are set by the Board and kept under regular review, are available on Prudential's website at http://www.prudential.co.uk/prudential-plc/aboutpru/corporategovernance. Alternatively, copies may be obtained upon request from the Company Secretary, at the Company's registered office.

Membership

        The Committee is comprised of non-executive directors and the Chairman, as set out below:

    Harvey McGrath (Chairman)
    Bridget Macaskill
    James Ross

Meetings

        The Committee meets as required to consider candidates for appointment to the Board and to make recommendations to the Board in respect of those candidates. The Group Chief Executive is closely involved in the work of the Committee and is invited to attend and contribute to meetings.

        During 2009, the Committee met six times and recommended to the Board the appointments of Tidjane Thiam as Group Chief Executive as of October 1, 2009, Nic Nicandrou as executive director and Chief Financial Officer as of October 28, 2009 and Rob Devey as executive director and Chief Executive, Prudential UK and Europe, as of November 16, 2009. Full biographical details of those directors are set out on pages 217 to 218.

        The process of evaluating the skills and composition of the Board is ongoing, and is kept under regular review in order to ensure appropriate plans for succession to the Board are in place.

NYSE Corporate Governance Rules compared to Prudential plc's Corporate Governance Practice

        Pursuant to NYSE rule 303A Prudential has disclosed the differences between the NYSE Corporate Governance Rules and its Corporate Governance Practice on its website at

http://www.prudential.co.uk/prudential-plc/aboutpru/nyse_corpgov. See also Item 16G, "Corporate Governance".

Employees

        The average numbers of staff employed by the Prudential group, excluding employees of the Venture investment subsidiaries of the PAC with-profits fund, for the following periods were:

	2009	2008	2007
Asian operations	19,502	20,154	16,807
US operations	3,371	3,298	3,123
UK operations	4,516	6,231	8,502

Total	27,389	29,683	28,432

        At December 31, 2009, Prudential employed 25,325 persons with the reduction in the year from the 27,478 persons as at December 31, 2008 driven by a decrease in the number of employees in India. Of the 25,325 employees, approximately 18 per cent were located in the United Kingdom and 69 per cent in Asia and 13 per cent in the United States. In the United Kingdom at December 31, 2009, Prudential had 541 employees paying union subscriptions through the payroll. At December 31, 2009, Prudential had 241 temporary employees in the United Kingdom and 415 in Asia and 75 in the United States. At December 31, 2009, Prudential had 40 fixed term contractors in the United Kingdom, 167 in the United States and 654 in Asia.

 Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

        The UK Listing Authority Disclosure and Transparency Rules provide that a person or corporate entity that acquires an interest of 3 per cent or more in Prudential ordinary shares is required to notify Prudential of that interest. If such interest subsequently reaches, exceeds or falls below a whole percentage point, this must also be notified. Similarly, a notification is required once the interest falls below 3 per cent. At May 14, 2010 Prudential had received the following notifications:

Significant Changes in Ownership

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

        In April 2008, Lehman Brothers International (Europe) notified Prudential that it had an interest in 92,793,502 ordinary shares, or 3.75 per cent of the ordinary share capital, and subsequently later in April 2008 that its interest had ceased to be notifiable. In August 2008, Lehman Brothers International (Europe) notified Prudential that it had an interest in 116,274,992 ordinary shares, or 4.66 per cent of the ordinary share capital, and later in August 2008 that it had decreased its interest to 97,301,087 ordinary shares, or 3.90 per cent of the ordinary share capital and subsequently later in August 2008 that its interest had ceased to be notifiable. In November 2008 Legal & General Assurance (Pensions Management) Limited (PMC) notified Prudential that its interest had decreased to 124,029,884 ordinary shares, or 4.96 per cent of the ordinary share capital. In December 2008 Capital Research and Management Company notified Prudential that it had an interest in 124,972,991 ordinary shares, or 5.005 per cent of the ordinary share capital.

        In November 2009, Norges Bank notified Prudential that it had an interest of 78,052,980 shares, which represented 3.08 per cent of the ordinary share capital. In December 2009, BlackRock Inc. notified Prudential that it had an interest in 161,785,637 ordinary shares or 6.39 per cent of the ordinary share capital. Also in December 2009, Capital Research and Management Company notified Prudential that its interest had increased to 253,972,863 ordinary shares, or 10.0306 per cent of the ordinary share capital. In January 2010, Legal and General Assurance (Pensions Management) Limited (PMC) notified Prudential that its holdings had increased to 127,270,971 or 5.02 per cent of the original share capital. Later in January, Legal and General Assurance (Pensions Management) Limited (PMC) notified Prudential that its holdings had fallen to below 5 per cent of the ordinary share capital. In March 2010 Legal and General Assurance (Pensions Management) Limited (PMC) notified Prudential that its holdings had decreased to 101,114,567 shares or 3.98 per cent of the ordinary share capital. Also in March 2010, Capital Research and Management Company notified Prudential that it had an interest of 280,291,176 ordinary shares, or 11.0687 per cent of the ordinary share capital. In April 2010, Capital Research and Management Company notified Prudential that it had an interest of 305,167,458 ordinary shares or 12.04 per cent of the ordinary share capital. In May 2010, Legal and General Group plc notified Prudential that it had an interest of 101,114,567 ordinary shares or 4.03 per cent of the ordinary share capital.

Table: Major shareholders at May 14, 2010

Shareholder	Date advised	Percentage of share capital	Shareholding
BlackRock plc	01.12.09	6.39%	161,785,637
Capital Research and Management Company	09.04.10	12.04%	305,167,458
Legal and General Group plc	07.05.10	4.03%	101,114,567
Norges Bank	26.11.09	3.08%	78,052,980

        Major shareholders of Prudential have the same voting rights per share as other shareholders. See Item 10, "Additional Information Memorandum and Articles of Association—Voting Rights".

        As of May 14, 2010, there were 131 shareholders with a US address on Prudential's register of shareholders. These shares represented approximately 0.03 per cent of Prudential's issued ordinary share capital. As of May 14, 2010 there were 50 registered Prudential ADR holders. The shares represented by these ADRs amounted to approximately 2.35 per cent of Prudential's issued ordinary share capital.

        Prudential does not know of any arrangements which may at a subsequent date result in a change of control of Prudential.

Related Party Transactions

        Transactions between the Company and its subsidiaries are eliminated on consolidation.

        In addition, the Company has transactions and outstanding balances with certain unit trusts, OEICs, collateralized debt obligations and similar entities which are not consolidated and where a Group company acts as manager. These entities are regarded as related parties for the purposes of IAS 24. The balances are included in the Group's statement of financial position sheet at fair value or amortized cost in accordance with their IAS 39 classifications. The transactions are included in the income statement and include amounts paid on issue of shares or units, amounts received on cancellation of shares or units and paid in respect of the periodic charge and administration fee.

        Executive officers and directors of the Company may from time to time purchase insurance, asset management or annuity products marketed by Group companies in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons.

        Apart from the transactions discussed above and in Item 6 'Directors, Senior Management and Employees', no director had an interest in shares, transactions or arrangements that requires disclosure, under applicable rules and regulations.

        In 2009, 2008 and 2007, other transactions with directors were not deemed to be significant both by virtue of their size and in the context of the directors' financial positions. As indicated above, all of these transactions are on terms broadly equivalent to those that prevail in arm's length transactions.

Item 8. Financial Information

        See Item 18, "Financial Statements".

 Item 9. The Offer and Listing

Comparative Market Price Data

        The tables below set forth for the periods indicated the highest and lowest closing middle-market quotations for Prudential Shares, as derived from the Daily Official List of the London Stock Exchange, the actual ADRs high and low closing sale prices on the New York Stock Exchange and the highest and lowest closing prices on the Hong Kong Stock Exchange and Singapore Stock Exchange.

	Prudential Ordinary Shares		Prudential ADRs
Year	High	Low	High	Low
	(pence)		(US Dollars)
2005	551.5	445.0	19.75	16.52
2006	743.5	538.5	28.18	19.61
2007	810.0	619.0	33.24	24.77
2008	726.0	245.0	28.78	7.40
2009	650.5	207.0	21.75	5.60

	Prudential Ordinary Shares		Prudential ADRs
Quarter	High	Low	High	Low
	(pence)		(US Dollars)
2008
First quarter	714.5	573.5	28.64	23.32
Second quarter	726.0	533.0	28.78	21.22
Third quarter	600.0	480.5	23.32	16.70
Fourth quarter	526.5	245.0	18.93	7.40
2009
First quarter	429.0	207.0	12.71	5.60
Second quarter	475.0	336.8	15.30	10.06
Third quarter	601.5	353.0	19.26	11.55
Fourth quarter	650.5	550.5	21.75	17.88
2010
First quarter	645.5	487.5	20.67	14.60

	Prudential Ordinary Shares (UK)		Prudential ADRs		Prudential Ordinary Shares* (Hong Kong)		Prudential Ordinary Shares* (Singapore)
Year	High	Low	High	Low	High	Low	High	Low
	(pence)		(US Dollars)
December 2009	650.0	598.0	21.36	19.29
January 2010	645.5	578.0	20.67	18.37
February 2010	612.0	560.0	19.52	17.31
March 2010	552.5	487.5	16.84	14.60
April 2010	584.5	540.0	18.01	16.33
May 2010	579.5	511.0	17.64	14.50	61.5	57.2	7.9	7.4

*
Prudential listed on these stock exchanges on May 25, 2010.

 Market Data

        Prudential ordinary shares are listed on the Premium Listing segment of the Official List of the UK Listing Authority and traded on the London Stock Exchange under the symbol "PRU". On May 25, 2010, Prudential ordinary shares were admitted to listing on the Main Board of the Hong Kong Stock Exchange and are traded in board lots of 500 shares with the short name "PRU" and stock code 2378; and as a secondary listing on the Singapore Stock Exchange, also traded in board lots of 500 shares, with the abbreviated name "PRU 500".

        Prudential ADSs have been listed for trading on the New York Stock Exchange since June 28, 2000 under the symbol "PUK".

Item 10. Additional Information

Memorandum and Articles of Association

        Prudential plc is incorporated and registered in England and Wales, under registered number 1397169. Under the provisions of the Companies Act 2006 which came into force on October 1, 2009 a UK company's objects are unrestricted unless a company's Articles of Association provide otherwise. To avail the Company of this flexibility, the shareholders passed a resolution at the Annual General Meeting on May 14, 2009 (which became effective on October 1, 2009) removing the objects clause from the Company's Memorandum and Articles of Association.

        The following is a summary of both the rights of Prudential shareholders and certain provisions of Prudential's Memorandum and Articles of Association. Rights of Prudential shareholders are set out in Prudential's Articles of Association or are provided for by English law. This document is a summary and, therefore, does not contain full details of Prudential's Memorandum and Articles of Association. A complete copy of Prudential's Memorandum and Articles of Association, adopted at the Annual General Meeting on May 14, 2009 and effective on October 1, 2009, was filed as an exhibit to Form 20-F for the year ended December 31, 2008. In addition, both the Memorandum and Articles of Association may be viewed on Prudential's website at: http://www.prudential.co.uk/prudential-plc/aboutpru/memorandum/

Share capital

        On December 31, 2009, Prudential's issued share capital consisted of 2,532,227,471 ordinary shares of 5 pence each, all fully paid up and listed on the London Stock Exchange. Prudential also has American Depositary Shares referenced to its ordinary shares, issued under a depositary agreement with JP Morgan and listed on the New York Stock Exchange. In addition, on May 25, 2010 Prudential listed its ordinary shares on the Hong Kong Stock Exchange as a dual primary listing alongside its primary listing of ordinary shares in London, and a secondary listing on the Singapore Stock Exchange.

        The issued share capital of Prudential is not currently divided into different classes of shares. The Companies Act 2006 abolished the requirement for a company to have an authorized share capital.

        As at June 7, 2010 the directors have authority to allot ordinary shares up to an aggregate nominal value of £42,236,000 representing approximately 844,720,000 ordinary shares in the Company. Of those shares, directors have been given authority to allot equity securities for cash up to a maximum nominal value of £6,336,000, representing approximately 126,720,000 ordinary shares in the Company, without first being required to offer such securities to shareholders in proportion with their existing holding. In the case of a rights issue directors are authorized to allot equity securities in favor of ordinary shareholders up to an aggregate nominal amount equal to £84,473,000, representing approximately 1,689,460,000 ordinary shares. In addition the directors have authority to allot Sterling preference shares up to a maximum nominal amount of £20 million, Dollar preference shares up to a maximum nominal amount of US$20 million, and Euro preference shares up to a maximum nominal value of €20 million, the terms of which will be determined by the Board on allotment.

        The Board shall determine whether the preference shares are to be redeemable, their dividend rights, their rights to a return of capital or to share in the assets of the Company on a winding up or liquidation and their rights to attend and vote at general meetings of the Company prior to the date on which the preference shares are allotted. Under the Company's Articles of Association (which came into effect on October 1, 2009), the Board has discretion to determine the terms and manner of redemption of redeemable shares when the shares are allotted.

        The Board may only capitalize any amounts available for distribution in respect of any series or class of preference shares if to do so would mean that the aggregate of the amounts so capitalized would be less than the multiple, if any, determined by the Board of the aggregate amount of the dividends payable in the 12 month period following the capitalization on the series or class of preference shares and on any other preference shares in issue which rank pari passu in relation to participation in profits. This restriction may be overturned with either: (i) the written consent of the holders of at least three-quarters in nominal value; or (ii) a special resolution passed at a general meeting of the holders of the class or series of preference shares.

Dividends and other distributions

        Under English law, Prudential may pay dividends only if distributable profits are available for that purpose. Distributable profits are accumulated, realized profits not previously distributed or capitalized, less accumulated, realized losses not previously written off in a reduction or reorganization of capital. Even if distributable profits are available, Prudential may only pay dividends if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves, including, for example, the share premium account, and the payment of the dividend does not reduce the amount of the net assets to less than that aggregate. Subject to these restrictions, Prudential's directors may recommend to ordinary shareholders that a final dividend be declared, recommend the amount of any such dividend, determine whether to pay a distribution by way of an interim dividend, and the amount of any such interim dividend out of the profits of the Company, but must take into account Prudential's financial position. Final dividends become a legal liability of a company upon the later of the date they are declared by shareholders and the date the shareholder approval expresses them to be payable. Interim dividends only become a legal liability of a Company at the moment they are paid, unless a company's Articles of Association provide for declaration of interim dividends by directors. The Company's Articles do not provide for declaration of interim dividends.

        The Company or its directors determine the date on which Prudential pays dividends. Prudential pays dividends to the shareholders on the register on the record date in proportion to the number of shares held by each shareholder. There are no fixed dates on which entitlements to dividends arise. Interest is not payable on dividends or other amounts payable in respect of shares.

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

Shareholder meetings

        English law provides for shareholders to exercise their power to decide on corporate matters at general meetings. In accordance with English law, the Company is required to call and hold annual general meetings. At annual general meetings, shareholders receive and consider the statutory accounts and the reports by the Company's auditor and its directors, approve the directors' remuneration report, elect and re-elect directors, declare final dividends, approve the appointment of the Company's auditor, authorize the directors to determine the auditor's remuneration, and transact any other business which ought to be transacted at a general meeting, either pursuant to the Articles of Association or English law. General meetings to consider specific matters may be held at the discretion of Prudential's directors and must be convened, in accordance with English law, following the written request of shareholders representing at least five per cent of the voting rights of the issued and paid-up share capital. The quorum required under Prudential's Articles of Association for a general meeting is two shareholders present in person or by proxy.

        Under the Shareholders' Rights Directive (which was implemented in the UK with effect from August 3, 2009) notice periods for all general meetings have to be 21 days, except for a meeting (i) which is not an Annual General Meeting, (ii) for which an electronic facility for voting and appointing proxies is available to all members, and (iii) in respect of which a company obtains shareholder approval annually to retain the shorter 14-day notice period. Prudential has been able to call general meetings (other than annual general meetings) on 14-days' notice and obtained shareholder approval at the Annual General Meeting on June 7, 2010 to enable it to continue to do so after the implementation of the Directive. The approval will be effective until the next Annual General Meeting when it is expected that a similar resolution will be proposed.

Voting rights

        Voting at any meeting of shareholders is by show of hands unless a poll is demanded as described below. On a show of hands every shareholder holding ordinary shares who is present in person, or a duly appointed proxy or in the case of a corporation, its duly authorized corporate representative, has one vote. On a poll, every shareholder who is present in person or by proxy and every duly authorized corporate representative has one vote for every share held. Only the holders of fully paid shares are allowed to attend, be counted in the quorum at meetings and vote. If more than one joint shareholder votes, only the vote of the shareholder whose name appears first in the register is counted. A shareholder whose shareholding is registered in the name of a nominee may only attend and vote at a general meeting if appointed by his or her nominee as a proxy or a corporate representative.

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

Transfer of shares

        Transfers of shares may be made by an instrument of transfer. An instrument of transfer must be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. The transferor remains the holder of the relevant shares until the name of the transferee is entered in the share register. Transfers of shares may also be made by a computer-based system (currently the CREST system) and transferred without a written instrument in accordance with English law. The directors may in certain circumstances refuse to register transfers of shares, but only if such refusal does not prevent dealings in the shares from taking place on an open and proper basis. If the directors refuse to register a transfer they must send the transferee notice of the refusal within two months stating the reason(s) for such refusal.

Changes in share capital

        Directors require authority to allot from shareholders before issuing new shares. The class and other rights attaching to new classes of shares may be determined by resolution of the shareholders or may be delegated by the shareholders to the directors. The following changes in share capital may only take place after approval by an ordinary resolution of the shareholders:

  •
  share consolidations, and

  •
  subdivisions of shares.

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

        The Board may not authorize, create or increase the amount of, any shares of any class or any security convertible into shares of any class or any security which is convertible into shares of any class ranking, as regards rights to participate in the profits or assets in the company, in priority to a series or class of preference shares without the consent in writing of at least three- quarters in nominal value of, or the sanction of a special resolution of, the holders of such series or class of preference shares.

Lien

        Prudential has a lien on every share that is not a fully paid share.

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

Board of directors

        Prudential's Board of directors manages the Company business. However, the Company's shareholders must approve certain matters, such as changes to the share capital and the election and re-election of directors. Directors are appointed subject to Prudential's Articles of Association. The Board may appoint directors to fill vacancies and appoint additional directors who hold office until the next Annual General Meeting. The Articles of Association require that each director must have beneficial ownership of a given number of ordinary shares. The number of shares is determined by ordinary resolution at a general meeting and is currently 2,500. The minimum number of directors is eight and the maximum number is twenty. Shareholders may vary the limits on the number of directors by ordinary resolution. There are currently fourteen members on Prudential's Board of directors.

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

Disclosure of interests

        There are no provisions in Prudential's Articles of Association that require persons acquiring, holding or disposing of a certain percentage of Prudential's shares to make disclosure of their ownership percentage. The basic disclosure requirement under Part 6 of the Financial Services and Markets Act 2000 and Rule 5 of the Disclosure and Transparency Rules of the Financial Services Authority imposes a statutory obligation on a person to notify Prudential and the Financial Services Authority of the percentage of the voting rights in Prudential he or she directly or indirectly holds or controls, or has rights over, through his or her direct or indirect holding of certain financial instruments, if the percentage of those voting rights:

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

Transactions with Directors

        Prudential may only grant a loan or quasi-loan, or provide security or financial accommodation, to its directors and their connected persons if approval has been obtained from shareholders at a general meeting.

Payments to Directors for loss of office

        In accordance with English law, Prudential must obtain the approval of members in general meeting before making a payment in cash or non-cash benefits to a director or past director or any connected person as compensation for loss of any office (including as a director) or employment with Prudential or any of its subsidiary undertakings, and before making any payment in connection with his retirement. However, approval is not required for a payment made in good faith in discharge of an existing legal obligation, such as under an employment contract which has no connection with the event giving rise to the payment for loss of office.

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

Material Contracts

        Not applicable

Exchange Controls

        Other than the requirement to notify HM Treasury of certain corporate actions, there are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to non-UK residents or to US holders of Prudential's securities, except as otherwise set forth under "—Taxation" in this section.

Taxation

        The following is a summary, under current law, of the principal UK tax and US federal income tax considerations relating to an investment by a US taxpayer in Prudential ordinary shares on the main UK register or ADSs. This summary applies to you only if:

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

        Subject to the comments in the following paragraph, a holder of Prudential ordinary shares or ADSs who, for UK tax purposes, is an individual who is neither resident nor ordinarily resident in the United Kingdom will not be liable for UK taxation on capital gains realized on the disposal of Prudential ordinary shares or ADSs unless at the time of the disposal:

  •
  the holder carries on a trade, profession or vocation in the United Kingdom through a branch or agency, and

  •
  the Prudential ordinary shares or ADSs are or have been used, held, or acquired for use by or for the purposes of such trade, profession, or vocation, or for the purposes of such branch or agency.

        A holder of Prudential ordinary shares or ADSs who (1) is an individual who has ceased to be both resident and ordinarily resident for UK tax purposes in the United Kingdom, (2) was resident or ordinarily resident for UK tax purposes in the United Kingdom for at least four out of the seven UK tax years immediately preceding the year in which he or she ceased to be both resident and ordinarily resident in the United Kingdom, (3) continues to be neither resident nor ordinarily resident in the United Kingdom for a period of less than five tax years and (4) disposes of their Prudential ordinary shares or ADSs during that period of non-residence may also be liable, upon becoming resident or ordinarily resident in the United Kingdom again for UK tax on capital gains, subject to any available exemption or relief, even though he or she was not resident or ordinarily resident in the United Kingdom at the time of the disposal.

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

UK Stamp Duty and Stamp Duty Reserve Tax

        Relevant legislation provides that UK stamp duty is payable on a transfer of, and UK stamp duty reserve tax ("SDRT") is payable upon a transfer or issue of, Prudential ordinary shares to the depositary of Prudential ordinary shares that is responsible for issuing ADSs (the "ADS Depository"), or a nominee or agent of the ADS depositary, in exchange for American Depository Receipts ("ADRs") representing ADSs. For this purpose, the current rate of stamp duty and stamp duty reserve tax is 1.5 per cent (rounded up, in the case of stamp duty, to the nearest £5). Where Prudential ordinary shares are transferred to the ADS depository, the rate is applied under the legislation, in each case, to the amount or value of the consideration given for the Prudential ordinary shares or, in some circumstances where consideration is not in money or money's worth, to the value of the Prudential ordinary shares at the time of transfer. To the extent that such stamp duty is paid on any such transfer of Prudential ordinary shares, no stamp duty reserve tax should be payable on that transfer. Where Prudential ordinary shares are issued to the ADS depository the rate is applied, in such case, to the issue price. On October 1, 2009, the European Court of Justice ruled that such a charge, when levied in respect of an issue of shares by a limited liability company incorporated under English law into a clearance service, was prohibited by Article 11(a) of Council Directive 69/335/EEC. On the same day, Her Majesty's Revenue and Customs, the UK tax authority ("HMRC") announced that, with immediate effect, the 1.5% charge to SDRT on the issue of shares into a clearance service within the European Union would no longer be applied. On December 9, 2009, HMRC extended this to the issue of shares into a depositary system within the European Union. There may be further implications of this decision, in particular for the issue of shares into systems outside the European Union, such as to the ADS Depository, and for the treatment of transfers of shares after they have been placed into clearance services or depositary receipt schemes and the law in this area may be particularly susceptible to change. Section 54 of the Finance Act 2010 has removed certain exemptions which applied to transfers from clearance systems or issuers of depositary receipts based in the EU to clearance systems or issuers of depositary receipts based outside the EU. It is recommended that, where this charge could arise, independent professional tax advice is sought.

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

        A transfer for value of Prudential ordinary shares, as opposed to ADSs, will generally give rise to a charge to UK stamp duty or stamp duty reserve tax, other than where the amount or value of the consideration for the transfer is £1,000 or under and the transfer instrument is certified at £1,000 (a "Low Value Transaction"), at the rate of 0.5 per cent (rounded up, in the case of stamp duty, to the nearest £5). The rate is applied to the price payable for the relevant Prudential ordinary shares. To the extent that stamp duty is paid on a transfer of Prudential ordinary shares, no stamp duty reserve tax should be payable on that transfer. Subject to certain special rules relating to clearance services, a transfer of ordinary shares from a nominee to their beneficial owner (other than on sale), including a transfer of underlying Prudential ordinary shares from the ADS depositary or its nominee to an ADS holder, is not subject to stamp duty.

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

US Federal Income Tax Treatment of Distributions on Prudential Ordinary Shares or ADSs

        If Prudential pays dividends, you must include those dividends in your income when you receive them. The dividends will be treated as foreign source income. You should determine the amount of your dividend income by converting pounds sterling into US dollars at the exchange rate in effect on the date of your (or the depositary's, in the case of ADSs) receipt of the dividend. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual before January 1, 2011 will be subject to taxation at a maximum rate of 15 per cent if the dividends are "qualified dividends." Dividends received with respect to the ordinary shares or ADSs will be qualified dividends if Prudential was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"). Based on the nature of its business activities and its expectations regarding such activities in the future, Prudential believes that it was not treated as a PFIC within the meaning of the Code with respect to its 2009 taxable year and does not anticipate becoming a PFIC for its 2010 taxable year.

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

Major risks

        Specific business environmental and operational risks are discussed under Item 3, "Key Information—Risk Factors" and Item 5, "Operating and Financial Review and Prospects—Internal control and risk management" and "Operating and Financial Review and Prospects—Principal Factors Affecting Prudential Results of Operations". Risks discussed under Item 4, "Information on the Company—Business of Prudential" include "Business of Prudential—UK Business" and "Business of Prudential—Legal Proceedings".

Market and financial risks

        A detailed analysis of market and financial risks is provided in notes C(d), D1(e), D2(e), D3(e) and D4(e) to the consolidated financial statements in Item 18.

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

        As at December 31, 2009, the Group held 19 per cent (2008: 20 per cent) of its financial assets in currencies, mainly US dollar and Euro, other than the functional currency of the relevant business unit.

        The financial assets, of which 74 per cent (2008: 77 per cent) are held by the PAC with-profits fund, allow the PAC with-profits fund to obtain exposure to foreign equity markets.

        The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts.

Currency of Core Borrowings

        Prudential is subject to certain interest rate risk and foreign exchange risk on its core borrowings. At December 31, 2009, there was £1,357 million of pounds sterling debt, £1,576 million, or approximately $2,550 million, of US dollar debt and £461 million, or approximately €520 million of Euro debt. £2,933 million of the core debt was at fixed rates of interest and £461 million has been swapped into floating rates of interest.

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

        Sensitivity analysis with regard to the Group's investments in debt securities, equities and real estate, to insurance contracts and to foreign exchange fluctuations, is provided in notes D2(i), D3(i), D4(i) and E4 to the consolidated financial statements in Item 18.

        Additional sensitivity analysis of the Group's long-term debt and interests in derivatives contracts has been provided below.

Interest Rate Risk—Long-term Debt

        The table below quantifies the estimated increase in fair value of long-term borrowings at December 31, 2009 and 2008, resulting from a 100 basis point reduction in interest rates at those dates. The carrying value of short-term borrowings, which approximates their fair value, would not be materially increased by a 100 basis point reduction in interest rates. Prudential believes this to be a reasonably possible near-term market change for interest rates.

	December 31, 2009			December 31, 2008
	Carrying Value	Fair Value	Estimated Increase in Fair Value	Carrying Value	Fair Value	Estimated Increase in Fair Value
	(£ million)
Long-term borrowings
Central companies
Bonds, £249 million aggregate principal amount, 5.5 per cent due 2009(1)	—	—	—	249	249	1
Bonds, €500 million aggregate principal amount, 5.75 per cent due 2021(2)	443	435	8	482	421	9
Bonds, £300 million aggregate principal amount, 6.875 per cent due 2023	300	308	27	300	288	24
Bonds, £250 million aggregate principal amount, 5.875 per cent due 2029	249	235	25	249	196	16
Bonds, £435 million aggregate principal amount, 6.125 per cent, due 2031	428	395	41	427	296	20
Bonds, £400 million aggregate principal amount, 11.375 per cent, due 2039	380	524	44
Capital securities, $1,000 million aggregate principal amount, 6.5 per cent perpetual(3)	619	502	49	696	304	9
Capital securities, $250 million aggregate principal amount, 6.75 per cent perpetual(4)	155	149	1	173	95	0
Capital securities, $300 million aggregate principal amount 6.5 per cent perpetual(4)	192	167	1	190	115	1
Capital securities, $750 million aggregate principal amount, 11.75 per cent perpetual	456	533	24	—	—	—
Medium Term Subordinated Notes, €20 million, 2023(5)	18	18	0	19	19	0

Total central companies	3,240	3,266	220	2,785	1,983	80

Insurance operations
Guaranteed bonds, £100 million, principal amount, 8.5 per cent undated subordinated	100	97	11	100	112	8
Surplus notes, $250 million principal amount, 8.15 per cent due 2027(6)	154	158	15	173	154	13

Total long-term business	254	255	26	273	266	21

Total	3,494	3,521	246	3,058	2,249	101

(1)
The £249 million 5.5 per cent borrowings were repaid on maturity in May 2009. In the same month, the Company issued £400 million subordinated debt in part to replace the maturing debt.

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

        There is no impact on profit at December 31, 2009 and 2008 as a result of these reductions in interest rates because the liabilities are recognized in the financial statements at carrying value, which is equal to their amortized cost.

Derivative Contracts

        As at December 31, 2009 the net market value exposure of derivatives was a gain of £279 million of which the largest exposures were held by the UK and US insurance operations. Excluding derivative contracts within assets held to cover linked liabilities and those attributable to unit holders of consolidated unit trusts and similar funds, as at December 31, 2009 the market value exposure of derivatives of the UK and US insurance operations was a gain of £341 million. The tables below show the sensitivity of the UK and US insurance operations derivatives, measured in terms of fair value, to equity and real estate market increases and decreases of 10 per cent and to interest rate increases and decreases of 100 basis points. Prudential believes these increases and decreases to be reasonably possible near-term market changes. These exposures will change as a result of ongoing portfolio and risk management activities.

	December 31, 2009			December 31, 2008
	10 per cent Equity & Real Estate Increase Increase/(decrease) in Fair Value	Fair Value	10 per cent Equity & Real Estate Decrease Increase/(decrease) in Fair Value	10 per cent Equity & Real Estate Increase Increase/(decrease) in Fair Value	Fair Value	10 per cent Equity & Real Estate Decrease Increase/(decrease) in Fair Value
	(£ million)
United Kingdom—insurance operations
With-profits fund (including PAL)	(44)	157	45	(82)	(1,740)	82
Shareholder-backed annuities	—	46	—	—	(55)	—
SAIF	11	80	(11)	22	(204)	(22)
United States—insurance operations	(263)	58	332	(104)	(129)	116

Total	(296)	341	366	(164)	(2,128)	176

	December 31, 2009			December 31, 2008
	100 bp Interest Rate Increase Increase/(decrease) in Fair Value	Fair Value	100 bp Interest Rate Decrease Increase/(decrease) in Fair Value	100 bp Interest Rate Increase Increase/(decrease) in Fair Value	Fair Value	100 bp Interest Rate Decrease Increase/(decrease) in Fair Value
	(£ million)
United Kingdom—insurance operations
With-profits fund (including PAL)	(245)	157	284	(105)	(1,740)	126
Shareholder-backed annuities	(91)	46	115	(105)	(55)	136
SAIF	(21)	80	43	(52)	(204)	94
United States—insurance operations	159	58	(148)	284	(129)	(267)

Total	(198)	341	294	22	(2,128)	89

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

        Other limitations on the sensitivities include: the use of hypothetical market movements to demonstrate potential risk that only represent Prudential's view of reasonably possible near-term market changes and that cannot be predicted with any certainty; the assumption that interest rates in all countries move identically; the assumption that all global currencies move in tandem with the US dollar against pounds sterling; and the lack of consideration of the inter- relation of interest rates, equity markets and foreign currency exchange rates.

Item 12. Description of Securities other than Equity Securities

Payments received from the ADR Depositary

Direct payments

        J.P. Morgan Chase Bank, N.A. is the depositary ("ADR Depositary") of Prudential's ADR program. The ADR Depositary has agreed to reimburse Prudential for certain reasonable expenses related to Prudential's ADR program and incurred by Prudential in connection with the ADR program. Pursuant to this agreement, Prudential can claim up to US$75,000 for each incremental increase of 4,000,000 American Depositary Shares (ADS) issued and outstanding above the prior year's balance. The reimbursements shall be used by Prudential for actual expenses incurred in connection with the program during the contract year (year ending 19 May in each year), including but not limited to, expenses related to US investor relations servicing, US investor presentations, financial advertising and public relations.

        No reimbursements were made by the ADR Depositary to Prudential in 2009. However, certain expenses incurred during the 2009 contract year and eligible for reimbursements are expected to be claimed in 2010.

Indirect payments

        As part of its service to Prudential, the ADR Depositary has agreed to waive the following fees for the standard costs associated with the maintenance of the ADR program:

Category	Limit
General services, AGM services, report mailing services	up to US$5,000 per contract year

        The amount of fees waived in each of the 2009 and 2010 contract years were US$5,000.

Fees or charges payable by ADR holders

        The ADR holders of Prudential are required to pay the following fees to the ADR Depositary for general depositary services:

Category	ADR Depositary actions	Associated fee or charge
Depositing or surrendering the underlying shares	Each person to whom ADRs are delivered against deposits of shares, and each person surrendering ADRs for withdrawal of deposited securities	Up to US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs delivered or surrendered
Cable fee	Cable fee for delivery of underlying shares in the home market on the back of a cancellation	US$25 for each delivery
Currency charges	Charges incurred by the ADR Depositary in the conversion of foreign currency into US Dollars.	Amount paid by the ADR Depositary, and such charges are reimbursable out of such foreign currency.

Item 13. Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14. Material Modifications to the Rights of Security Holders

        None.

 Item 15. Controls and Procedures

        Management has evaluated, with the participation of Prudential plc's Group Chief Executive and Chief Financial Officer, the effectiveness of Prudential plc's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act")) as of December 31, 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Prudential plc's evaluation, Prudential plc's Group Chief Executive and Chief Financial Officer have concluded that as of December 31, 2009 Prudential plc's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Prudential plc in the reports Prudential plc files and submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms and that it is accumulated and communicated to Prudential plc's management, including Prudential plc's Group Chief Executive and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

        Since December 31, 2006, Prudential plc has been required to undertake an annual assessment of the effectiveness of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act 2002 ("Section 404"). In accordance with the requirements of Section 404 the following report is provided by management in respect of Prudential plc's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

Management's Annual Report on Internal Control over Financial Reporting

        Management acknowledges its responsibility for establishing and maintaining adequate internal control over financial reporting for Prudential plc. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

        Management has conducted, with the participation of Prudential plc's Group Chief Executive and Chief Financial Officer, an evaluation of the effectiveness of internal control over financial reporting based on the framework and criteria set forth in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on the assessment under these criteria, management has concluded that, as of December 31, 2009, Prudential plc's internal control over financial reporting was effective. In addition, there have been no changes in Prudential plc's internal control over financial reporting during 2009 that have materially affected, or are reasonably likely to affect materially, Prudential plc's internal control over financial reporting.

        KPMG Audit Plc, which has audited the consolidated financial statements of Prudential plc for the year ended December 31, 2009, has also audited the effectiveness of Prudential plc's internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). KPMG Audit Plc's report on internal control over financial reporting is shown below.

 Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Prudential plc

        We have audited Prudential plc's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Prudential plc's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying 'Controls and Procedures'. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        In our opinion, Prudential plc maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Prudential plc and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated June 22, 2010 expressed an unqualified opinion on those consolidated financial statements.

June 22, 2010
	By:	/s/ KPMG AUDIT PLC KPMG Audit Plc London, England

 Item 16A. Audit Committee Financial Expert

        The Board has determined that Ann Godbehere, Chairman of the Audit Committee, qualifies as an audit committee financial expert within the meaning of Item 16A of Form 20-F, and that Ms Godbehere is independent as defined by the New York Stock Exchange Corporate Governance Standards.

Item 16B. Code of Ethics

        Prudential has a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act, (which Prudential calls its Group Code of Business Conduct) which applies to the Group Chief Executive, Group Chief Financial Officer, the Group Chief Risk Officer and persons performing similar functions as well as to all other employees. Prudential's Code of Business Conduct is available on its website at www.prudential.co.uk. If Prudential amends the provisions of the Code of Business Conduct, as it applies to the Group Chief Executive, Group Chief Financial Officer and the Group Chief Risk Officer or if Prudential grants any waiver of such provisions, the Company will disclose such amendment or waiver on the Prudential website. On March 16, 2010, the Code of Business Conduct was revised to incorporate a clause on anti bribery and corruption. This is now available on Prudential's website at www.prudential.co.uk.

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

        All services provided by the auditor in accordance with this policy are provided in accordance with a pre-approved budget and are reviewed by the Committee and approved where necessary. The Committee regularly reviews and updates the policy to ensure alignment with the latest standards and best practice in establishing, maintaining and monitoring auditor independence and objectivity.

Audit fees

        For the year ended December 31, 2009, the Committee approved fees of £10.0 million to its auditor, KPMG Audit Plc, for audit services and other services supplied pursuant to relevant legislation. In addition, the Committee approved fees of £2.4 million to KPMG for services not related to audit work, which accounted for 19 per cent of total fees paid to the external auditor in the year. Non-audit services primarily related to services for corporate transactions and basic tax compliance work. In accordance with the Group's Auditor Independence Policy, all services were approved prior to work commencing, and each of the non-audit services was confirmed to be permissible for the external auditor to undertake, as defined by the Sarbanes-Oxley Act. The Committee reviewed the non-audit services being provided to the Group by KPMG at regular intervals during 2009.

        Total fees payable to KPMG for the fiscal years ended December 31, 2009 and 2008 are set out below:

	2009	2008
	(£ million)
Audit fees
Fees payable to Prudential's auditor for the audit of Prudential's annual accounts	1.8	1.6
Audit of subsidiaries and associates pursuant to legislation	5.5	5.0
Audit-related fees—Other services supplied pursuant to legislation	2.7	2.4
Other services relating to taxation	0.6	0.6
Other fees
Valuation and actuarial services	0.1	0.7
Services relating to corporate finance transactions	0.7	—
All other services	1.0	0.5

Total	12.4	10.8

        In addition, there were fees of £0.2 million (2008: £0.2 million) for the audit of pension schemes.

2009

        Fees of £1.8 million for the audit of Prudential's annual accounts comprised statutory audit fees of £0.8 million, US reporting audit fees of £0.4 million and EEV reporting audit fees of £0.6 million. Fees of £5.5 million for audit of subsidiaries and associates pursuant to legislation mainly related to the audit of local and statutory accounts and to statutory audit work in connection with the submission of results to be consolidated in Prudential's annual accounts.

        Fees of £2.7 million for other services supplied pursuant to legislation comprised of Sarbanes-Oxley reporting of £1.1 million and interim and regulatory reporting of £1.6 million.

        Fees of £0.6 million for services relating to taxation related to tax compliance throughout the Group.

        Fees of £0.1 million for valuation and actuarial attestation services.

        Fees of £0.7 million for services relating to corporate finance transactions.

        Fees of £1.0 million for all other services comprising services in respect of accounting and regulatory requirements of £0.5 million and services in respect of attestation letters of £0.5 million.

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

Auditor performance and independence

        As part of its work during 2009, the Committee assessed the performance of the external auditor, its independence and objectivity, and the effectiveness of the audit process. In addition to questioning the external auditor and the Chief Financial Officer, which is a regular feature of meetings, the review of the effectiveness of the external audit process was conducted through a questionnaire-based exercise administered by Group-wide Internal Audit, supplemented by interviews with senior finance staff and Committee members. The Committee reviewed the external audit strategy and received reports from the auditor on its own policies and procedures regarding independence and quality control, including an annual confirmation of its independence in line with industry standards.

Re-appointment of auditor

        The Group operates a policy under which at least once every five years a formal review is undertaken by the Committee to assess whether the external audit should be re-tendered. The external audit was last put out to competitive tender in 1999 when the present auditor was appointed. Since 2005 the Committee has annually considered the need to re-tender the external audit service. It again considered this in 2009 and concluded that there was nothing in the performance of the auditor requiring a change. In 2007, a new lead audit partner was appointed by KPMG Audit Plc, in line with the Auditing Practices Board Ethical Statements in the UK and the Sarbanes-Oxley Act in the US.

        Following its review of the external auditor's effectiveness and independence, the Committee has given their approval to the Board that KPMG Audit Plc be re-appointed as auditor of the Company. A resolution for the re-appointment of KPMG Audit Plc as auditor of the Company to hold office until the end of the 2011 Annual General Meeting was passed by a shareholder vote at the re-convened Annual General Meeting on June 7, 2010.

Item 16D. Exemptions from the Listing Standards for Audit Committees

  Not applicable

Item 16E. Purchases of Equity Securities by Prudential plc and Affiliated Purchasers

        The following table sets forth information with respect to purchases made by or on behalf of Prudential or any "affiliated purchasers" (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) of Prudential's ordinary shares or American depositary shares for the year ended December 31, 2009.

Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share (£)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under Plans or Programs
January 1–January 31	19,852	3.8573	N/A	N/A
February 1–February 29	19,926	3.52
March 1–March 31	1,112,209	3.4508
April 1–April 30	22,164	3.3775
May 1–May 31	32,416	5.3443
June 1–June 30	26,594	5.4610
July 1–July 31	342,062	4.0195
August 1–August 31	14,059	4.8470
September 1–September 30	12,435	5.5
October 1–October 31	10,332	6.335
November 1–November 30	10,576	6.04
December 1–December 31	1,739,591	6.2899

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

In addition, 92,994 shares were allotted to the employee benefit trusts in lieu of receiving cash dividends as part of Prudential's scrip dividend program in May and September 2009.

Item 16G. Corporate Governance

        On November 4, 2003, the New York Stock Exchange (the "NYSE") established new corporate governance rules. The application of the NYSE's rules is restricted for foreign companies, recognizing that they have to comply with domestic requirements. As a foreign private issuer, Prudential must comply with the following NYSE rules:

  1.
  The Company must satisfy the audit committee requirements of the SEC;

  2.
  The Group Chief Executive must promptly notify the NYSE in writing after any executive officer of the Company becomes aware of any non-compliance with any applicable provisions of Section 303(A) of the NYSE's Listed Company Manual;

  3.
  The Company must submit an executed written affirmation annually to the NYSE affirming the Company's compliance with applicable NYSE Corporate Governance Standards and submit an interim written affirmation notifying it of specified changes to its audit committee or a change to the Company's status as a foreign private issuer; and

  4.
  The Company must provide a brief description of any significant difference between its corporate governance practices and those followed by US companies under the NYSE listing standards.

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

The Board considers that, Mr Dadiseth, Mr Garrett, Ms Godbehere, Mrs Macaskill, Ms O'Donovan, Mr Ross and Lord Turnbull are "independent" under the Code. This satisfies the requirement under the Code that at least half the Board, excluding the Chairman, should be "independent" non-executive Directors.
2
In order to tighten the definition of "independent director" for purposes of these standards:
a)    No director qualifies as "independent" unless the Board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). The listed company must comply with the disclosure requirements set forth in Item 407(a) of Regulation S-K.

b)    In addition, a director is not independent if:
        i)    The director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer of the listed company.

ii) The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided
Prudential complies with the corresponding domestic requirements contained in the Code, which sets out the principles for the Company to determine whether a director is "independent".
The Board is required to determine whether directors are independent in character and judgment and whether there are relationships or circumstances which are likely to affect, or could affect, the directors' judgment. If the Board determines that a director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination it shall state its reasons. In undertaking this process the Board is required, amongst other factors, to consider if the director:
•    Has been an employee of Prudential within the last five years;
•    Has, or has had within the last three years, a material business relationship with Prudential either directly, or as a partner, shareholder, director or senior employee of a body that has such a relationship with Prudential;
•    Has received or receives additional remuneration from Prudential apart from a director's fee, participates in Prudential's share option or a performance-related pay scheme, or is a member of Prudential's pension scheme;

	NYSE Corporate Governance Rules	Description of differences between Prudential's governance practice and the NYSE Corporate Governance Rules such compensation is not contingent in any way on continued service).

        iii)    (A) The director is a current partner or employee of a firm that is the listed company's internal or external auditor; (B) the director has an immediate family member who is a current partner of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and personally works on the listed company's audit; or (D) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the listed company's audit within that time.

        iv)    The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the listed company's present executive officers at the same time serves or served on that company's compensation committee.

        v)    The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2 per cent of such other company's consolidated gross revenues.

• Has close family ties with any of Prudential's advisers, directors or senior employees;
•    Holds cross-directorships or has significant links with other directors through involvement in other companies or bodies;
•    Represents a significant shareholder; or
•    Has served on the Board for more than nine years from the date of their first election.
Keki Dadiseth and Barry Stowe also serve as non-executive directors of ICICI Prudential Life Insurance Company Limited, an Indian company which is owned 26 per cent by Prudential, and in addition Mr Dadiseth serves at Prudential's request as a non-executive director of ICICI Prudential Trust Limited, an Indian company which is owned 49 per cent by Prudential. The Board does not consider that these appointments in any way affect Mr Dadiseth's status as an independent director of Prudential.

The non-executive Directors considered by the Board to be independent are identified in the Company's Annual Reports in accordance with the Code and on Prudential's website.
Throughout the year 2009 all non-executive directors were considered by the Board to be independent in character and judgment.
Executive Sessions
3	To empower non-management directors to serve as a more effective check on management, the non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	Prudential complies with the equivalent domestic requirements set out in the Code, which requires that the Chairman of Prudential should hold meetings with the non-executive directors without executives present and the non-executive directors led by the Senior Independent Director, should meet at least annually without the Chairman present to appraise the Chairman's performance. The Chairman of Prudential usually meets formally, at least annually, with the non-executive directors without the executive directors being present. During 2009 these meetings took place in February and July.
Nominating/Corporate Governance Committee
4	a) Listed companies must have a nominating/ corporate governance committee composed entirely of independent directors.
b) The nominating/corporate governance committee must have a written charter that addresses:	Prudential complies with the corresponding domestic requirements set out in the Code, which requires that Prudential has a Nomination Committee, which should comprise a majority of independent non-executive directors.

	NYSE Corporate Governance Rules	Description of differences between Prudential's governance practice and the NYSE Corporate Governance Rules

i) the committee's purpose and responsibilities—which, at minimum, must be to: identify individuals qualified to become board members, consistent with criteria approved by the Board, and to select, or to recommend that the Board select, the director nominees for the next annual meeting of shareholders; develop and recommend to the Board a set of corporate governance guidelines applicable to the corporation; and oversee the evaluation of the Board and management; and
Prudential's Nomination Committee has written terms of reference in accordance with the Code. The terms of reference are available on Prudential's website, and explain the Nomination Committee's role and the authority delegated to it by the Board.
The Board is responsible for regularly reviewing its corporate governance standards and practices. Domestic requirements do not mandate Prudential to establish a corporate governance committee.
ii) an annual performance evaluation of the committee.
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

        i)    the committee's purpose and responsibilities—which, at minimum, must be to have direct responsibility to:
                a)    review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the Board), determine and approve the CEO's compensation level based on this evaluation; and
                b)    make recommendations to the Board with respect to non-CEO executive officer compensation, and incentive-compensation and equity-based plans that are subject to Board approval; and
c) prepare the disclosure required by Item 407(e)(5) of Regulation S-K;
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
The terms of reference, amongst other items, set out the Committee's role and responsibilities in respect of the external audit.

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
7
(a) The audit committee must have a minimum of three members. All audit committee members must satisfy the requirements for independence set out in section 303A.02 and, in the absence of an applicable exemption rule I0A-3(b)(1).
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
Prudential complies with equivalent domestic requirements set out in the Code which requires that the Board should satisfy itself that at least one member of the Audit Committee has recent and relevant financial experience. The Board of Prudential has designated that Ann Godbehere, Chairman of the Audit Committee, qualifies as an audit committee financial expert.

NYSE Corporate Governance Rules	Description of differences between Prudential's governance practice and the NYSE Corporate Governance Rules
(b) The audit committee must have a written charter that addresses: (i) the committee's purpose—which, at minimum, must be to:
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

(B) prepare the disclosure required by Item 407(d)(3)(i) of Regulation S-K;	The Code requires that there is a separate section in a Company's Annual Report which describes the work of the Committee in discharging its duties.
(ii) an annual performance evaluation of the audit committee; and	A description of the Committee's evaluation is included in the Annual Report & Accounts.
(iii) the duties and responsibilities of the audit committee—which, at a minimum, must include those set out in Rule 10A-3(b)(2), (3), (4) and (5) of the Exchange Act, as well as to:

(A) at least annually, obtain and review a report by the independent auditor describing: the firm's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the	Prudential's Audit Committee also monitors and reviews the effectiveness of the Company's internal audit function.

NYSE Corporate Governance Rules	Description of differences between Prudential's governance practice and the NYSE Corporate Governance Rules preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor's independence) all relationships between the independent auditor and the listed company;

(B) Meet to review and discuss the listed company's annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing the listed company's specific disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations";
Prudential's Audit Committee also monitors the integrity of the financial statements of the Company, and any formal announcements relating to the Company's financial performance, reviewing significant financial reporting judgments contained in them.
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
(c) Each listed company must have an internal audit function.
Where there is no internal audit function, the audit committee should consider annually, under the requirements of the Code, whether there is a need for an internal audit function and make a recommendation to the Board, and the reasons for the absence of such a function should be explained in the relevant section of the annual report.

	NYSE Corporate Governance Rules	Description of differences between Prudential's governance practice and the NYSE Corporate Governance Rules
Shareholder Approval of Equity Compensation Plans
8	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.	Prudential complies with corresponding domestic requirements in the Listing Rules issued by the Financial Services Authority which mandate that the Company must seek shareholder approval for employee share schemes.
Corporate Governance Guidelines
9	Listed companies must adopt and disclose corporate governance guidelines.	Prudential complies with corresponding domestic requirements set out in the Listing Rules issued by the Financial Services Authority and the Code, which require that Prudential include an explanation in its Annual Report of how it complies with the principles of the Code and require confirmation that it complies with the Code's provisions or, where it does not, to provide an explanation of why it does not comply.
Code of Business Conduct and Ethics
10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Prudential's Code of Business Conduct is available on Prudential's website. Although not required by the Sarbanes- Oxley Act, Prudential has extended the applicability of its Code of Business Conduct to all employees.
Description of Significant Differences
11	Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.	Prudential conforms by publishing this document to fulfill this requirement.
12
A foreign private issuer that is required to file an annual report on Form 20-F with the SEC must include the statement of significant differences in that annual report. All other foreign private issuers may either (i) include the statement of significant differences in an annual report filed with the SEC or (ii) make the statement of significant differences available on or through the listed company's website. If the statement of significant differences is made available on or through the listed company's website, the listed company must disclose that fact in its annual report filed with the SEC and provide the website address.
Prudential conforms by publishing this document in its annual report on Form 20-F and on its website to fulfill this requirement. The address of the website is also published in Prudential's Form 20-F.
13	Listed companies must have and maintain a publicly accessible website.
Prudential conforms by maintaining a publicly accessible website, on which a printable version of the terms of reference of its Remuneration Committee, Nomination Committee and Audit Committee, its corporate governance practice, its Code of Business Conduct and document disclosing any significant ways in which its corporate governance practices differ from those followed by domestic companies under NYSE listing standards are posted in the English language.

 Item 18. Financial Statements

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Prudential plc

        We have audited the accompanying consolidated statements of financial position of Prudential plc and subsidiaries (together, the "Company") as of December 31, 2009 and 2008 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Prudential plc and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated June 22, 2010 expressed an unqualified opinion on the effective operation of internal control over financial reporting.

June 22, 2010	By:	/s/ KPMG AUDIT PLC KPMG Audit Plc London, England

 Prudential plc and Subsidiaries

Consolidated Income Statements

Years ended December 31

	2009	2008	2007
	(In £ Millions Except Per Share Amounts)
Gross premiums earned	20,299	18,993	18,359
Outward reinsurance premiums	(323)	(204)	(171)

Earned premiums, net of reinsurance	19,976	18,789	18,188

Investment return	26,889	(30,202)	12,225
Other income	1,234	1,146	2,457

Total revenue, net of reinsurance	48,099	(10,267)	32,870

Benefits and claims	(39,901)	4,620	(26,224)
Outward reinsurers' share of benefits and claims	265	389	(20)
Movement in unallocated surplus of with-profits funds	(1,559)	5,815	(541)

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(41,195)	10,824	(26,785)
Acquisition costs and other operating expenditure	(4,572)	(2,459)	(4,859)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(209)	(172)	(168)
Loss on sale of Taiwan agency business	(559)	—	—

Total charges, net of reinsurance	(46,535)	8,193	(31,812)

Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)*	1,564	(2,074)	1,058
Tax (charge) credit attributable to policyholders' returns	(818)	1,624	5

Profit (loss) before tax attributable to shareholders	746	(450)	1,063

Tax (charge) credit	(873)	1,683	(349)
Less: tax attributable to policyholders' returns	818	(1,624)	(5)

Tax (charge) credit attributable to shareholders' returns	(55)	59	(354)
Profit (loss) from continuing operations after tax	691	(391)	709
Discontinued operations (net of tax)	(14)	—	241

Profit (loss) for the year	677	(391)	950

Attributable to:
Equity holders of the Company	676	(396)	947
Minority interests	1	5	3

Profit (loss) for the year	677	(391)	950

Earnings per share (in pence)
Basic:
Based on profit (loss) profit from continuing operations attributable to the equity holders of the Company	27.6p	(16.0)p	28.8p
Based on (loss) profit from discontinued operations attributable to the equity holders of the Company	(0.6)p	—	9.9p

	27.0p	(16.0)p	38.7p

Diluted:
Based on profit (loss) from continuing operations attributable to the equity holders of the Company	27.6p	(16.0)p	28.8p
Based on (loss) profit from discontinued operations attributable to the equity holders of the Company	(0.6)p	—	9.8p

	27.0p	(16.0)p	38.6p

*
This measure is the formal profit (loss) before tax measure under IFRS but is not the result attributable to shareholders.

The accompanying notes are an integral part of these financial statements

 Prudential plc and Subsidiaries

Consolidated Statement of Comprehensive Income*

Years ended December 31

	2009	2008	2007
	(In £ Millions)
Profit (loss) for the year	677	(391)	950
Other comprehensive income (loss):
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the year	(206)	391	11
Related tax	11	119	2

	(195)	510	13

Movement in cash flow hedges	—	—	(3)
Related tax	—	—	1

	—	—	(2)
Available-for-sale securities:
Unrealized valuation movements on securities of banking operations classified as available-for-sale	—	—	(2)

Unrealized valuation movements on securities of US insurance operations classified as available-for-sale:
Unrealized holding gains (losses) arising during the year	2,249	(2,482)	(231)
Add back net losses included in the income statement on disposal and impairment	420	378	(13)

Total	2,669	(2,104)	(246)
Related change in amortization of deferred income and acquisition costs	(1,069)	831	88
Related tax	(557)	442	53

	1,043	(831)	(105)

Other comprehensive income (loss) for the year, net of related tax	848	(321)	(94)

Total comprehensive income (loss) for the year	1,525	(712)	856

Attributable to:
Equity holders of the Company	1,524	(717)	853
Minority interests	1	5	3

Total comprehensive income (loss) for the year	1,525	(712)	856

*
This consolidated statement of comprehensive income has been introduced as a result of the adoption of amendments to IAS 1 'Presentation of Financial Statements: A Revised Presentation'. See note A5.

 Prudential plc and Subsidiaries

Consolidated Statement of Changes in Equity

Year ended December 31

	2009
	Share capital	Share premium	Retained earnings	Translation reserve	Available- for-sale securities reserve	Shareholders' equity	Minority interests	Total equity
	(In £ Millions)
Reserves
Profit for the year	—	—	676	—	—	676	1	677
Other comprehensive income (loss):
Exchange movements on foreign operations and net investment hedges, net of related tax	—	—	—	(195)	—	(195)	—	(195)
Unrealized valuation movements, net of related change in amortization of deferred income and acquisition costs and related tax	—	—	—	—	1,043	1,043	—	1,043

Total other comprehensive income (loss)	—	—	—	(195)	1,043	848	—	848

Total comprehensive income (loss) for the year	—	—	676	(195)	1,043	1,524	1	1,525
Dividends	—	—	(481)	—	—	(481)	—	(481)
Reserve movements in respect of share-based payments	—	—	29	—	—	29	—	29
Change in minority interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds	—	—	—	—	—	—	(24)	(24)
Share capital and share premium
New share capital subscribed	2	139	—	—	—	141	—	141
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	—	(136)	136	—	—	—	—	—
Treasury shares
Movement in own shares held in respect of share-based payment plans	—	—	3	—	—	3	—	3
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	—	—	(3)	—	—	(3)	—	(3)

Net increase (decrease) in equity	2	3	360	(195)	1,043	1,213	(23)	1,190
At beginning of year	125	1,840	3,604	398	(909)	5,058	55	5,113

At end of year	127	1,843	3,964	203	134	6,271	32	6,303

The accompanying notes are an integral part of these financial statements

 Prudential plc and Subsidiaries

Consolidated Statement of Changes in Equity

Year ended December 31

	2008
	Share capital	Share premium	Retained earnings	Translation reserve	Available- for-sale securities reserve	Shareholders' equity	Minority interests	Total equity
	(In £ Millions)
Reserves
Loss for the year	—	—	(396)	—	—	(396)	5	(391)
Other comprehensive income (loss):
Exchange movements on foreign operations and net investment hedges, net of related tax	—	—	—	510	—	510	—	510
Unrealized valuation movements, net of related change in amortization of deferred income and acquisition costs and related tax	—	—	—	—	(831)	(831)	—	(831)

Total other comprehensive income (loss)	—	—	—	510	(831)	(321)	—	(321)

Total comprehensive income (loss) for the year	—	—	(396)	510	(831)	(717)	5	(712)
Dividends	—	—	(453)	—	—	(453)	(2)	(455)
Reserve movements in respect of share-based payments	—	—	18	—	—	18	—	18
Change in minority interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds	—	—	—	—	—	—	(50)	(50)
Share capital and share premium
New share capital subscribed	2	168	—	—	—	170	—	170
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	—	(156)	156	—	—	—	—	—
Treasury shares
Movement in own shares held in respect of share-based payment plans	—	—	3	—	—	3	—	3
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	—	—	(25)	—	—	(25)	—	(25)

Net increase (decrease) in equity	2	12	(697)	510	(831)	(1,004)	(47)	(1,051)
At beginning of year	123	1,828	4,301	(112)	(78)	6,062	102	6,164

At end of year	125	1,840	3,604	398	(909)	5,058	55	5,113

        As a result of the introduction of the consolidated statement of comprehensive income there has been a reclassification of £240 million of exchange losses from the Available-for-sale securities reserve to the Translation reserve in the 2008 comparative as explained in note A5.

The accompanying notes are an integral part of these financial statements

 Prudential plc and Subsidiaries

Consolidated Statement of Changes in Equity

Year ended December 31

	2007
	Share capital	Share premium	Retained earnings	Translation reserve	Available- for-sale securities reserve	Hedging reserve	Shareholders' equity	Minority interests	Total equity
	(In £ Millions)
Reserves
Profit for the year	—	—	947	—	—	—	947	3	950
Other comprehensive income (loss):
Exchange movements on foreign operations and net investment hedges, net of related tax	—	—	—	13	—	—	13	—	13
Movement on cash flow hedges, net of related tax	—	—	—	—	—	(2)	(2)	—	(2)
Unrealized valuation movements, net of related change in amortization of deferred income and income and acquisition costs and related tax	—	—	—	—	(105)	—	(105)	—	(105)

Total other comprehensive income (loss) for the year	—	—	—	13	(105)	(2)	(94)	—	(94)

Total comprehensive income (loss)	—	—	947	13	(105)	(2)	853	3	856
Dividends	—	—	(426)	—	—	—	(426)	(5)	(431)
Reserve movements in respect of share-based payments	—	—	18	—	—	—	18	—	18
Change in minority interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and of other consolidated investment funds	—	—	—	—	—	—	—	(28)	(28)
Share capital and share premium
New share capital subscribed	1	181	—	—	—	—	182	—	182
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	—	(175)	175	—	—	—	—	—	—
Treasury shares
Movement in the value of own shares held in respect of share-based payment plans	—	—	7	—	—	—	7	—	7
Movement in the value of Prudential plc shares purchased by unit trusts consolidated under IFRS	—	—	4	—	—	—	4	—	4

Net increase (decrease) in equity	1	6	725	13	(105)	(2)	638	(30)	608
At beginning of year:	122	1,822	3,576	(125)	27	2	5,424	132	5,556

At end of year	123	1,828	4,301	(112)	(78)	—	6,062	102	6,164

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Statements of Financial Position

December 31

Assets	2009	2008
	(In £ Millions)
Intangible assets attributable to shareholders:
Goodwill	1,310	1,341
Deferred acquisition costs and other intangible assets	4,049	5,349

Total	5,359	6,690

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	124	174
Deferred acquisition costs and other intangible assets	106	126

Total	230	300

Total	5,589	6,990

Other non-investment and non-cash assets:
Property, plant and equipment	367	635
Reinsurers' share of insurance contract liabilities	1,187	1,240
Deferred tax assets	2,708	2,886
Current tax recoverable	636	657
Accrued investment income	2,473	2,513
Other debtors	762	1,232

Total	8,133	9,163

Investments of long-term business and other operations:
Investment properties	10,905	11,992
Investments accounted for using the equity method	6	10
Financial investments:
Loans	8,754	10,491
Equity securities and portfolio holdings in unit trusts	69,354	62,122
Debt securities	101,751	95,224
Other investments	5,132	6,301
Deposits	12,820	7,294

Total	208,722	193,434

Properties held for sale	3	—
Cash and cash equivalents	5,307	5,955

Total assets	227,754	215,542

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Statements of Financial Position

December 31

Equity and liabilities	2009	2008
	(In £ Millions)
Equity
Shareholders' equity	6,271	5,058
Minority interests	32	55

Total equity	6,303	5,113

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	145,713	136,030
Investment contract liabilities with discretionary participation features	24,880	23,446
Investment contract liabilities without discretionary participation features	15,805	14,501
Unallocated surplus of with-profits funds	10,019	8,414

Total	196,417	182,391

Core structural borrowings of shareholder-financed operations:
Subordinated debt	2,691	1,987
Other	703	971

Total	3,394	2,958

Other borrowings:
Operational borrowings attributable to shareholder-financed operations	2,751	1,977
Borrowings attributable to with-profits funds	1,284	1,308
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	3,482	5,572
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	3,809	3,843
Deferred tax liabilities	3,872	3,229
Current tax liabilities	1,215	842
Accruals and deferred income	594	630
Other creditors	1,612	1,496
Provisions	643	461
Derivative liabilities	1,501	4,832
Other liabilities	877	890

Total	17,605	21,795

Total liabilities	221,451	210,429

Total equity and liabilities	227,754	215,542

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31

	2009	2008	2007
	(In £ Millions)
Cash flows from operating activities
Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)*	1,564	(2,074)	1,058
(Loss) profit before tax from discontinued operations	(14)	—	222

Total profit (loss) before tax	1,550	(2,074)	1,280
Changes in operating assets and liabilities:
Investments†	(26,388)	32,424	(11,818)
Other non-investment and non-cash assets†	(384)	(828)	(378)
Policyholder liabilities (including unallocated surplus)	24,932	(26,987)	11,845
Other liabilities (including operational borrowings)	(299)	(631)	902
Interest income and expense and dividend income included in profit before tax†	(7,267)	(7,927)	(8,301)
Other non-cash items (including £559 million in 2009 for the loss on disposal of Taiwan agency business)	650	(74)	(141)
Operating cash items:
Interest receipts†	5,734	5,875	5,641
Dividend receipts	1,780	2,019	2,732
Tax paid	(200)	(653)	(624)

Net cash flows from operating activities	108	1,144	1,138

Cash flows from investing activities
Purchases of property, plant and equipment	(91)	(240)	(231)
Proceeds from disposal of property, plant and equipment	54	11	61
Completion adjustment for previously disposed business	(20)	—	—
Disposal of Taiwan agency business	(497)	—	—
Acquisition of subsidiaries, net of cash balances	—	—	(77)
Disposal of Egg, net of cash balances	—	—	(538)
Disposal of other subsidiaries, net of cash balances	—	—	157
Deconsolidation of investment subsidiaries**	—	—	(91)

Net cash flows from investing activities	(554)	(229)	(719)

Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations:
Issue of subordinated debt, net of costs	822	—	—
Redemption of senior debt	(249)	—	(150)
Interest paid	(207)	(167)	(171)
With-profits operations:
Interest paid	(9)	(9)	(9)
Equity capital:#
Issues of ordinary share capital	3	12	6
Dividends paid***	(344)	(297)	(255)

Net cash flows from financing activities	16	(461)	(579)

Net (decrease) increase in cash and cash equivalents	(430)	454	(160)
Cash and cash equivalents at beginning of year	5,955	4,951	5,071
Effect of exchange rate changes on cash and cash equivalents	(218)	550	40

Cash and cash equivalents at end of year	5,307	5,955	4,951

*
This measure is the formal profit (loss) before tax measure under IFRS but it is not the result attributable to shareholders.

**
In November 2007, Prudential sold its Prudential fund management subsidiary, PPM Capital, as described in note I6. As a result of the arrangements attaching to the sale, it is no longer appropriate to consolidate the holdings managed by that company

***
Dividends paid are net of scrip dividend as described in note B2.

†
Reclassification adjustments have been made in respect of the 2008 and 2007 comparatives for these line items as explained in note I10.

#
Cash movements in respect of equity capital exclude scrip dividends.

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

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

        In the US, the Group's principal subsidiary is Jackson National Life Insurance Company (Jackson). The Group also has operations in Hong Kong, Malaysia, Singapore, Indonesia and other Asian countries.

        Prudential offers a wide range of retail financial products and services and asset management services throughout these territories. The retail financial products and services principally include life insurance, pensions and annuities as well as collective investment schemes.

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

        The consolidated financial statements have been prepared and approved by the directors in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRS have not been endorsed by the EU. As at December 31, 2009, there were no unendorsed standards effective for the three years ended December 31, 2009 affecting the consolidated financial information of Prudential or the parent company financial information, and there was no difference between IFRS endorsed by the EU and IFRS issued by the IASB in terms of their application to Prudential. Accordingly, Prudential's financial information for the three years ended December 31, 2009 is prepared in accordance with IFRS as issued by the IASB.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

A:    Background and accounting policies (Continued)

        The Group has applied all IFRS standards and interpretations issued by the IASB and are effective for financial years commencing on or before January 1, 2009. Further details on the new accounting pronouncements are provided in note A5.

        The consolidated financial statements do not represent Prudential's statutory accounts for the purposes of the UK Companies Act. These financial statements are based on the prescribed formats. The Group's external auditors have reported on the 2009, 2008 and 2007 statutory accounts and the accounts have been delivered to the UK Registrar of Companies. The auditors' reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under Section 237 (2) or (3) of the UK Companies Act 1985 or Section 498(2) or (3) of the UK Companies Act 2006.

        The years "2009", "2008" and "2007" refer to the years ended December 31, 2009, 2008 and 2007 respectively.

A3:    Critical accounting policies, estimates and judgments

(a)   Critical accounting policies

        Prudential's discussion and analysis of its financial condition and results of operations are based upon Prudential's consolidated financial statements, which have been prepared in accordance with IFRS adopted for use in the EU. Were the Prudential Group to apply IFRS as published by the IASB, as opposed to the EU-adopted IFRS, no additional measurement or disclosures would be required. It is Prudential's policy to adopt mandatory requirements of new or altered EU-adopted IFRS standards where required, with earlier adoption applied where permitted and appropriate in the circumstances.

        The preparation of these financial statements requires Prudential to make estimates and judgments that affect the reported amounts of assets, liabilities, and revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Prudential evaluates its estimates, including those related to long-term business provisioning, the fair value of assets and the declaration of bonus rates. Prudential bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially give rise to different results under different assumptions and conditions. Prudential believes that its critical accounting policies are limited to those described below.

        The critical accounting policies in respect of the items discussed below are critical for the Group's results insofar as they relate to the Group's shareholder-financed business. In particular this applies for Jackson which is the largest shareholder-backed business in the Group. The policies are not critical in respect of the Group's with-profits business. This distinction reflects the basis of recognition of profit and accounting treatment of unallocated surplus of with-profits funds. Additional explanation is provided later in this note and cross-referenced notes as to why the distinction between with-profits business and shareholder-backed business is relevant.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

A:    Background and accounting policies (Continued)

        The items discussed below and in cross-referenced notes explain the effect of changes in estimates and the effect of reasonably likely changes in the key assumptions underlying these estimates as of the latest statement of financial position date so as to provide analysis that recognizes the different accounting effects on profit and loss or equity. In order to provide relevant analysis that is appropriate to the circumstances applicable to the Group's businesses, the explanations refer to types of business, fund structure, the relationship between asset and policyholder liability measurement, and the differences in the method of accounting permitted under IFRS 4 for accounting for insurance contract assets, policyholder liabilities and unallocated surplus of the Group's with-profits funds.

Insurance contract accounting

        With the exception of certain contracts described in note D1, the contracts issued by the Group's life assurance business are classified as insurance contracts and investment contracts with discretionary participating features. As permitted by IFRS 4, assets and liabilities of these contracts are accounted for under previously applied GAAP. In limited circumstances the Group has chosen to apply a more relevant or reliable measure. The following paragraphs explain how the Prudential applies this policy.

        Except as described below, in respect of UK regulated with-profits funds where the basis applied has been improved to a more relevant and reliable measure (also as permitted under IFRS 4) the modified statutory basis (MSB) of reporting as set out in the revised Statement of Recommended Practice (SORP) issued by the Association of British Insurers (ABI) has been applied to the Group's UK and overseas operations

        In 2005 the Group chose to improve its IFRS accounting for UK regulated with-profits funds by the voluntary application of the UK accounting standard FRS 27, 'Life Assurance'. Under this standard, the main accounting changes that were required for UK with-profits funds were:

  •
  derecognition of deferred acquisition costs and related deferred tax; and

  •
  replacement of MSB liabilities with adjusted realistic basis liabilities.

        The results included in the financial statements for 2009, 2008 and 2007 reflect this basis.

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

        For the Prudential's current overseas operations, the application of the MSB (which permits the use of local GAAP in some circumstances) varies depending upon the basis of accounting applied prior to IFRS adoption or acquisition by Prudential, and whether adjustments to the basis or a more appropriate method should be applied. For Jackson, applying the MSB as applicable to overseas operations which permits the application of local GAAP in some circumstances, the assets and liabilities of insurance contracts are accounted for under insurance accounting prescribed by US GAAP. For the assets and liabilities of insurance contracts of prudential's current Asian operations, the local GAAP is applied with adjustments, where necessary, to comply with UK GAAP. For the operations in Taiwan, Vietnam and Japan, countries where local GAAP is not appropriate in the context of the previously applied MSB,

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

A:    Background and accounting policies (Continued)

accounting for insurance contracts is based on US GAAP. For participating business the liabilities include provisions for the policyholders' interest in realized investment gains and other surpluses that, where appropriate, and in particular for Vietnam, have yet to be declared as bonuses.

        The usage of these bases of accounting has varying effects on the way in which product options and guarantees are measured. For UK regulated with-profits funds, options and guarantees are valued on a market consistent basis. The basis is described in note D2(f)(ii). For other operations a market consistent basis is not applied under the accounting basis described in note A4. Details of the guarantees, basis of setting assumptions, and sensitivity to altered assumptions are described in notes D3 and D4.

Valuation and accounting presentation of fair value movements of derivatives and debt securities of Jackson

        Under IAS 39, derivatives are required to be carried at fair value. Unless net investment hedge accounting is applied, value movements on derivatives are recognized in the income statement. With the exception of value movements on derivatives held for variable annuity and other equity related hedging activities, the value movements on derivatives held by Jackson are separately identified within the short-term fluctuations in investment returns identified as part of the Group's segment results described below and in note B1. Derivative value movements in respect of equity risk within variable annuity business and other equity related hedging activities are included within the operating profit based on longer-term investment returns.

        For derivative instruments of Jackson, the Group has considered whether it is appropriate to undertake the necessary operational changes to qualify for hedge accounting so as to achieve matching of value movements in hedging instruments and hedged items in the performance statements. In reaching the decision a number of factors were particularly relevant. These were:

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

A:    Background and accounting policies (Continued)

        Under IAS 39, unless carried at amortized cost (subject to impairment provisions where appropriate) under the held-to-maturity category, debt securities are also carried at fair value. The Group has chosen not to classify any financial assets as held-to-maturity. Debt securities of Jackson are designated as available-for-sale with value movements, unless impaired, being recorded as movements within other comprehensive income. Impairments are recorded in the income statement.

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

Segmental analysis of results and earnings attributable to shareholders

        The Group uses operating profit based on longer-term investment returns as the segmental measure of its results. The basis of calculation is disclosed in note A4(d).

        For shareholder-backed business, with the exception of debt securities held by Jackson and assets classified as loans and receivables, all financial investments and investment property are designated as assets at fair value through profit and loss. Short-term fluctuations in investment returns on such assets held by with-profits funds, do not affect directly reported shareholder results. This is because (i) the unallocated surplus of with-profits funds is accounted for as liabilities and (ii) excess or deficits of income and expenditure of the funds over the required surplus for distribution are transferred to or from unallocated surplus. However, for shareholder-backed businesses the short-term fluctuations affect the result for the year and the Group provides additional analysis of results to provide information on results before and after short-term fluctuations in investment returns.

(b)   Critical accounting estimates and judgments

Investments

Determining the fair value of financial investments when the markets are not active

        The Group holds certain financial investments for which the markets are not active. These can include financial investments which are not quoted on active markets and financial investments for which markets are no longer active as a result of market conditions e.g. market illiquidity. When the markets are not active, there is generally no or limited observable market data to account for financial investments at fair value. The determination of whether an active market exists for a financial investment requires management's judgment.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

A:    Background and accounting policies (Continued)

        If the market for a financial investment of the Group is not active, the fair value is determined by using valuation techniques. The Group establishes fair value for these financial investments by using quotations from independent third-parties, such as brokers or pricing services or by using internally developed pricing models. Priority is given to publicly available prices from independent sources, when available but overall, the source of pricing and/or the valuation technique is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The valuation techniques include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these financial investments.

        The financial investments measured at fair value are classified into the following three level hierarchy on the basis of the lowest level of inputs that is significant to the fair value measurement of the financial investment concerned:

        Level 1:    Quoted prices (unadjusted) in active markets for identical assets and liabilities.

        Level 2:    Inputs other than quoted prices included within level 1 that are observable either directly or indirectly (i.e. derived from prices).

        Level 3:    Significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

        At December 31, 2009, £5,557 million of the financial investments (net of derivative liabilities) valued at fair value were classified as level 3. Of these £1,684 million are held to back shareholder non-linked business and so changes to these valuations will directly impact shareholders' equity. Further details of the classification of financial instruments are given in note G1.

Determining impairments relating to financial assets

Available-for-sale securities

        Under IAS 39, the Group has the option on purchase to account for individual financial instruments as available-for-sale. Currently, the only financial investments carried on an available-for-sale basis by Prudential are represented by Jackson's debt securities portfolio. The consideration of evidence of impairment requires management's judgment. In making this determination the factors considered include, for example,

  •
  Whether the decline of the financial investment's fair value is substantial.

        A substantial decline in fair value might be indicative of a credit loss event that would lead to a measurable decrease in the estimated future cash flows.

  •
  The impact of the duration of the security on the calculation of the revised estimated cash flows. The duration of a security for maturity helps to inform whether assessments of estimated future cash flows that are higher than market value are reasonable.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

A:    Background and accounting policies (Continued)

  •
  The duration and extent to which the amortized cost exceeds fair value.

        This factor provides an indication of how the contractual cash flows and effective interest rate of a financial asset compares with the implicit market estimate of cash flows and the risk attaching to a 'fair value' measurement. The length of time for which that level of difference has been in place may also provide further evidence as to whether the market assessment implies an impairment loss has arisen.

  •
  The financial condition and prospects of the issuer or other observable conditions that indicate the investment may be impaired.

        If a loss event that will have a detrimental effect on cash flows is identified an impairment loss in the income statement is recognized. The loss recognized is determined as the difference between the book cost and the fair value of the relevant impaired securities. This loss comprises the effect of the expected loss of contractual cash flows and any additional market-price-driven temporary reductions in values.

        For Jackson's residential mortgage-backed and other asset-backed securities, all of which are classified as available-for-sale, the model used to analyze cash flows, begins with the current delinquency experience of the underlying collateral pool for the structure, by applying assumptions about how much of the currently delinquent loans will eventually default, and multiplying this by an assumed loss severity. Additional factors are applied to anticipate ageing effect. After applying a cash flow simulation an indication is obtained as to whether or not the security has suffered, or is anticipated to suffer, contractual principal or interest payment shortfall. If a shortfall applies an impairment charge is recorded. The difference between the fair value and book cost for unimpaired securities accounted for as available-for-sale, falls to be accounted for as unrealized gains or losses, with the movements in the accounting period being accounted for in other comprehensive income.

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

Assets held at amortized cost

        Financial assets classified as loans and receivables under IAS 39 are initially recognized at fair value plus transaction costs. Subsequently they are carried at amortized cost using the effective interest rate method. The loans and receivables include loans collateralized by mortgages, deposits and loans to policyholders. In estimating future cash flows, the Group looks at the expected cash flows of the assets and applies historical loss experience of assets with similar credit risks that has been adjusted for conditions in the historical loss experience which no longer exist or for conditions that are expected to arise. The estimated future cash flows are discounted using the financial asset's original or variable effective interest rate and exclude credit losses that have not yet been incurred.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

A:    Background and accounting policies (Continued)

        The risks inherent in reviewing the impairment of any investment include the risk that market results may differ from expectations; facts and circumstances may change in the future and differ from estimates and assumptions; or the Group may later decide to sell the asset as a result of changed circumstances.

Insurance contracts

Product classification

        IFRS 4 requires contracts written by insurers to be classified as either 'insurance contracts' or 'investment contracts' depending on the level of insurance risk transferred. Insurance risk is a pre-existing risk, other than financial risk, transferred from the contract holder to the contract issuer. If significant insurance risk is transferred by the contract then it is classified as an insurance contract. Contracts that transfer financial risk but not significant insurance risk are termed investment contracts. Furthermore, some contracts, both insurance and investment, contain discretionary participating features representing the contractual right to receive additional benefits as a supplement to guaranteed benefits:

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

A:    Background and accounting policies (Continued)

        A detailed explanation of the basis of liability measurement is contained in note D2(f)(ii).

        The Group's other with-profits contracts are written in with-profits funds that operate in some of the Group's Asian operations. The liabilities for these contracts and those of Prudential Annuities Limited, which is a subsidiary company of the PAC with-profits funds, are determined differently. For these other with-profits contracts applicable to the Group's activities in 2008 and 2009 the liabilities are estimated using actuarial methods based on assumptions relating to premiums, interest rates, investment returns, expenses, mortality and surrenders. The assumptions to which the estimation of these reserves is particularly sensitive are: the interest rate used to discount the provision and the assumed future mortality experience of policyholders.

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

(ii)   Other contracts

        Contracts, other than those of with-profits funds, are written in shareholder-backed operations of the Group. The significant shareholder-backed product groupings and the factors that may significantly affect IFRS results due to experience against assumptions or changes of assumptions vary significantly between business units. For some types of business the effect of changes in assumptions may be significant, whilst for others, due to the nature of the product, assumption setting may be of less significance. The nature of the products and the significance of assumptions are discussed in notes D2, D3 and D4. From the perspective of shareholder results the key sensitivity relates to the assumption for allowance for credit risk for UK annuity business. Prior to its disposal of the Taiwan agency business in the first half of 2009, the Group's financial results were also sensitive to the assumed future investment returns for that business.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

A:    Background and accounting policies (Continued)

        Fixed annuity contracts, which are investment contracts under US GAAP terminology, are accounted for by applying in the first instance a retrospective deposit method to determine the liability for policyholder benefits. This is then augmented by potentially three additional amounts, namely deferred income, any amounts previously assessed against policyholders that are refundable on termination of the contract, and any premium deficiency, i.e., any probable future loss on the contract. These types of contracts contain considerable interest rate guarantee features. Notwithstanding the accompanying market risk exposure, except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of Jackson's fixed annuity products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement.

        Variable annuity contracts written by Jackson may provide for guaranteed minimum death, income, or withdrawal benefit features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate assumptions. For variable annuity business the key assumption is the expected long-term level of equity market returns, which for 2009, 2008 and 2007 was 8.4 per cent per annum (gross of fund management fees) determined using a mean reversion methodology. Under the mean reversion methodology, projected returns over the next five years are flexed (subject to capping) so that, combined with the actual rates of return for the current and the previous two years the 8.4 per cent rate is maintained. The projected rates of return are capped at no more than 15 per cent for each of the next five years. Further details are explained in note D3(h).

        These returns affect the level of future expected profits through their effects on the fee income with consequential impact on the amortization of deferred acquisition costs as described below and the required level of provision for guaranteed minimum death benefit claims.

        For traditional life insurance contracts, provisions for future policy benefits are determined using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation.

        Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and the guaranteed minimum death benefit reserves, the profits of Jackson are relatively insensitive to changes in insurance risk. This reflects the principally spread and fee-based nature of Jackson's business.

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

        Prior to its disposal in the first half of 2009, the principal non-participating business in the Group's Asian operations, for which changes in estimates and assumptions was important from year to year, was

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

A:    Background and accounting policies (Continued)

the traditional whole-life business written in Taiwan. Premium rates were set to give a guaranteed minimum sum assured on death and a guaranteed surrender value on early surrender based on prevailing interest rates at the time of policy issue. Premium rates also included an allowance for mortality and expenses. This business was therefore especially sensitive to falling interest rates. This exposure has been removed following the disposal of the Taiwan agency business. The remaining non-participating business in Asia remains sensitive to interest rates but this sensitivity is of a much lower order. Further details are provided in D4(i).

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

        The deferral and amortization of acquisition costs is of most relevance to the Group's results for shareholder-financed long-term business of Jackson and Asian operations. The majority of the UK shareholder-backed business is for individual and group annuity business where the incidence of acquisition costs is negligible.

Jackson

        For term business, acquisition costs are deferred and amortized in line with expected premiums. For annuity business, acquisition costs are deferred and amortized in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the long-term spread between the earned rate and the rate credited to policyholders, which is based on the annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of Jackson's actual industry experience and future expectations. A detailed analysis of actual experience is measured by internally developed mortality studies.

        For variable annuity business, the key assumption is the expected long-term level of equity market returns as described above.

        The level of acquisition costs carried in the statement of financial position is also sensitive to unrealized valuation movements on debt securities held to back the liabilities and solvency capital. Further details are explained in notes D3(h) and H1.

Asian operations

        In 2008, a number of changes were made to the basis of estimating the level of deferred acquisition costs, as described in note D4(h)(c).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

A:    Background and accounting policies (Continued)

Pensions

        The Group applies the requirements of IAS 19, 'Employee benefits' and associated interpretations including IFRIC 14 'IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction', to its defined benefit pension schemes. The principal deferred benefit pension scheme is the Prudential Staff Pension Scheme (PSPS). For PSPS the terms of the trust deed restrict shareholders' access to any underlying surplus. Accordingly, applying the interpretation of IFRIC 14, any underlying IAS 19 basis surplus is not recognized for IFRS reporting. The financial position for PSPS recorded in the IFRS financial statements reflects the higher of any underlying IAS 19 deficit and any obligation for deficit funding.

        The economic participation in the surplus or deficits attaching to the PSPS and the smaller Scottish Amicable Pensions Scheme (SAPS) are shared between the PAC with-profits sub-fund (WPSF) and shareholder operations. The economic interest reflects the source of contributions over the scheme life, which in turn reflects the activity of the members during their employment.

        In the case of PSPS, movements in the apportionment of the financial position for PSPS between the WPSF and shareholders' funds in 2009 reflect the 70/30 ratio applied to the base deficit position as at December 31, 2005 but with service cost and contributions for ongoing service apportioned by reference to the cost allocation for activity of current employees. For SAPS the ratio is estimated to be 50/50 between the WPSF and shareholders' funds.

        Due to the inclusion of actuarial gains and losses in the income statement rather than being recognized in other comprehensive income, the results of the Group are affected by changes in interest rates for corporate bonds that affect the rate applied to discount projected pension payments, changes in mortality assumptions and changes in inflation assumptions.

Deferred tax

        Deferred tax assets are recognized to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all the available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which the losses can be relieved. The taxation regimes applicable across the Group apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets. The judgments made, and uncertainties considered, in arriving at deferred tax balances in the financial statements are discussed in note H4.

Goodwill

        Goodwill impairment testing requires the exercise of judgment by management as to prospective future cash flows. Further information is disclosed in note H1.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

A:    Background and accounting policies (Continued)

A4:    Significant accounting policies

(a)   Financial instruments (other than long-term business contracts classified as financial instruments under IFRS 4)

Investment classification

        Under IAS 39, subject to specific criteria, financial instruments should be accounted for under one of the following categories: financial investments at fair value through profit and loss, financial investments held on an available-for-sale basis, financial investments held-to-maturity or loans and receivables. Upon initial recognition, financial investments are measured at fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. These IAS 39 classifications have been changed by IFRS 9 'Financial Investments: Classification and Measurement' which is not required to be adopted until 2013 and is still subject to EU endorsement. This standard has not been adopted by the Group in 2009. The Group holds financial investments on the following bases:

  (i)
  Financial assets and liabilities at fair value through profit and loss—this comprises assets and liabilities designated by management as fair value through profit and loss on inception and derivatives that are held for trading. These investments are measured at fair value with all changes thereon being recognized in investment income.

  (ii)
  Financial investments on an available-for-sale basis—this comprises assets that are designated by management and/or do not fall into any of the other categories. Available-for-sale financial assets are initially recognized at fair value plus attributable transaction costs. For available-for-sale debt securities, the difference between their cost and par value is amortized to the income statement using the effective interest rate. Available-for-sale financial assets are subsequently measured at fair value. Interest income is recognized on an effective interest basis in the income statement. Except for foreign exchange gains and losses on debt securities, not in functional currency, which are included in the income statement, unrealized gains and losses are recognized in other comprehensive income (i.e. outside of the income statement). Upon disposal or impairment, accumulated unrealized gains and losses are transferred from other comprehensive income to the income statement as realized gains or losses.

  (iii)
  Loans and receivables—this comprises non-quoted investments that have fixed or determinable payments and are not designated as fair value through profit and loss or available-for-sale. These investments include loans collateralized by mortgages, deposits, loans to policyholders and other unsecured loans and receivables. These investments are initially recognized at fair value plus transaction costs. Subsequently, carried at amortized cost using the effective interest method.

        As permitted under IAS 39 the Group has designated certain financial assets as fair value through profit and loss as these assets are managed and their performance is evaluated on a fair value basis. Currently, these assets represent all of the Group's financial assets other than loans and receivables and debt securities held by Jackson. Debt securities held by Jackson are accounted for on an available-for-sale basis. The use of the fair value option is consistent with the Group's risk management and investment strategies.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

A:    Background and accounting policies (Continued)

        The Group uses the trade date method to account for regular purchases and sales of financial assets.

Use of fair values

        The Group uses current bid prices to value its investments with quoted prices. Actively traded investments without quoted prices are valued using prices provided by third parties. If there is no active established market for an investment, the Group applies an appropriate valuation technique such as a discounted cash flow technique. Additional details are provided in note G1.

Impairments

        The Group assesses at each statement of financial position date, whether there is objective evidence that a financial asset or group of financial assets not held at fair value through profit and loss is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (a loss event) and that a loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that a financial asset or group of financial assets is impaired includes observable data that comes to the attention of the Group. For assets designated as available-for-sale, the initial impairment is the cumulative loss which is removed from the available-for-sale reserve within equity and recognized in the income statement. Any subsequent impairment loss is measured as the cumulative loss, less any impairment loss previously recognized.

        For loans and receivables carried at amortized cost, the impairment amount is the difference between carrying value and the present value of the expected cash flows discounted at the original effective interest rate.

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

  (i)
  Hedges of net investments in foreign operations—the effective portion of any change in fair value of derivatives or other financial instruments designated as net investment hedges are recognized in other comprehensive income (i.e. outside of the income statement). The ineffective portion of changes in the fair value of the hedging instrument is recorded in the

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

A:    Background and accounting policies (Continued)

    income statement. The gain or loss on the hedging instrument recognized directly in other comprehensive income, is recognized in the income statement on disposal of the foreign operation.

  (ii)
  Fair value hedges—movements in the fair value of the hedged item attributable to the hedged risk are recognized in the income statement.

  (iii)
  Cash flow hedges—the effective portion of changes in the fair value of derivatives designated as cash flow hedges is recognized in other comprehensive income (i.e. outside of the income statement). Movements in fair value relating to the ineffective portion are booked in the income statement. Amounts recognized in other comprehensive income are recorded in the income statement in the periods in which the hedged item affects profit or loss.

        All derivatives that do not meet the relevant hedging criteria are carried at fair value with movements in fair value being recorded in the income statement.

        The primary areas of the Group's continuing operations where derivative instruments are held are the UK with-profits funds and annuity business, and Jackson.

        For the Group's continuing operations, hedge accounting under IAS 39 is not usually applied. The exceptions, where hedge accounting has been applied in 2009 and 2008, are summarized in note G3.

        For UK with-profits funds the derivative program is undertaken as part of the efficient management of the portfolio as a whole. As noted in section D2 value movements on the with-profits funds investments are reflected in changes in asset-share liabilities to policyholders or the liability for unallocated surplus. Shareholders' profit and equity are not affected directly by value movements on the derivatives held.

        For UK annuity business the derivatives are held to contribute to the matching as far as practical, of asset returns and duration with those of liabilities to policyholders. The carrying value of these liabilities is sensitive to the return on the matching financial assets including derivatives held. Except for the extent of minor mismatching, value movements on derivatives held for this purpose do not affect shareholders' profit or equity.

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

Embedded derivatives

        Embedded derivatives are present in host contracts issued by various Group companies, in particular for Jackson. They are embedded within other non-derivative host financial instruments and insurance contracts to create hybrid instruments. Where economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host instrument, and where the hybrid instrument is not measured at fair value with the changes in fair value recognized in

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

A:    Background and accounting policies (Continued)

the income statement, the embedded derivative is bifurcated and carried at fair value as a derivative in accordance with IAS 39.

        In addition, the Group applies the requirement of IFRS 4 to not separate and fair value surrender options embedded in host contracts and with-profits investment contracts whose strike price is either a fixed amount or a fixed amount plus interest. Further details on the valuation basis for embedded derivatives attaching to Jackson's life assurance contracts are provided in note D3(f).

Securities lending including repurchase agreements

        The Group is party to various securities lending agreements under which securities are loaned to third-parties on a short-term basis. The loaned securities are not derecognized; rather, they continue to be recognized within the appropriate investment classification. An operational policy of the Group is that collateral in excess of 100 per cent of the fair value of securities loaned is required from all securities' borrowers and typically consists of cash, debt securities, equity securities or letters of credit.

        In cases where the Group takes possession of the collateral under its securities lending program, the collateral, and corresponding obligation to return such collateral, are recognized in the consolidated statement of financial position.

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

Borrowings

        Although initially recognized at fair value, net of transaction costs, borrowings, excluding liabilities of consolidated collateralized debt obligations, are subsequently accounted for on an amortized cost

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

A:    Background and accounting policies (Continued)

basis using the effective interest method. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds (net of related issue costs) is amortized through the income statement to the date of maturity or for hybrid debt, over the expected life of the instrument.

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

(b)   Long-term business contracts

Income statement treatment

Premiums and claims

        As noted previously, subject to certain conditions, IFRS 4 permits the continued usage of previously applied GAAP for measurements of assets and liabilities of insurance contracts and investment contracts with discretionary participating features. This permission also applies to the basis of presentation of premiums and benefits and claims. It is therefore possible under this "grandfathering" for diverse treatments of these items to apply in the income statement. This diversity can include a treatment whereby all premiums, benefits and claims are recorded in the income statement. Alternatively, for life assurance products with investment features, but with sufficient risk to be accounted for as insurance contracts under IFRS 4, premiums and claims may be accounted for as movements on deposits within the liability to policyholders in the statement of financial position. Prudential's current policy is to "grandfather" the treatment previously applied before conversion to IFRS or acquisition of an operation.

        Premium and annuity considerations for conventional with-profits policies and other protection type insurance policies are recognized as revenue when due. Premiums and annuity considerations for linked policies, unitized with-profits and other investment type policies are recognized as revenue when received or, in the case of unitized or unit-linked policies, when units are issued. These amounts exclude UK premium taxes and similar duties where the company collects and settles taxes borne by the customers.

        Policy fees charged on linked and unitized with-profits policies for mortality, asset management and policy administration are recognized as revenue when related services are provided.

        Claims paid include maturities, annuities, surrenders and deaths. Maturity claims are recorded as charges on the policy maturity date. Annuity claims are recorded when each annuity installment becomes due for payment. Surrenders are charged to the income statement when paid and death claims are recorded when notified.

        For investment contracts which do not contain discretionary participating features, the accounting is carried out in accordance with IAS 39 to reflect the deposit nature of the arrangement, with premiums

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

A:    Background and accounting policies (Continued)

and claims reflected as deposits and withdrawals and taken directly to the statement of financial position as movements in the financial liability balance.

Acquisition costs

        With the exception of costs incurred in respect of with-profits contracts valued on a realistic basis, costs of acquiring new insurance business, principally commissions, marketing and advertising costs and certain other costs associated with policy issuance and underwriting that are not reimbursed by policy charges, are specifically identified and capitalized as part of deferred acquisition costs (DAC), which are included as an asset in the statement of financial position. The DAC asset in respect of insurance contracts is amortized against margins in future revenues on the related insurance policies, to the extent that the amounts are recoverable out of the margins. Recoverability of the unamortized DAC asset is assessed at the time of policy issue and reviewed if profit margins have declined.

        Under IFRS, investment contracts (excluding those with discretionary participation features) accounted for as financial liabilities in accordance with IAS 39 which also offers investment management services, require the application of IAS 18 for the revenue attached to these services. The Group's investment contracts primarily comprise certain unit-linked savings contracts in the UK and Asia and contracts with fixed and guaranteed terms in the US (such as guaranteed investment contracts and annuity-certains) all of which offer an investment service.

        Incremental, directly attributable acquisition costs relating to the investment management element of these contracts are capitalized and amortized in line with the related revenue. If the contracts involve up-front charges, this income is also deferred and amortized through the income statement in line with contractual service provision.

UK regulated with-profits funds

        Prudential's long-term business written in the UK comprises predominantly life insurance policies with discretionary participating features under which the policyholders are entitled to participate in the returns of the funds supporting these policies. Business similar to this type is also written in certain of the Group's Asian operations subject to local market and regulatory conditions. Such policies are called with-profits policies. Prudential maintains with-profits funds within the Group's long-term business funds, which segregate the assets and liabilities and accumulate the returns related to that with-profits business. The amounts accumulated in these with-profits funds are available to provide for future policyholder benefit provisions and for bonuses to be distributed to with-profits policyholders. The bonuses, both annual and final, reflect the right of the with-profits policyholders to participate in the financial performance of the with-profits funds. Shareholders' profits with respect to bonuses declared on with-profits business correspond to the shareholders' share of the cost of bonuses as declared by the Board of directors. The shareholders' share currently represents one-ninth of the cost of bonuses declared for with-profits policies.

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

December 31, 2009

A:    Background and accounting policies (Continued)

Final bonuses are not guaranteed and are only paid on policies that result from claims through the death of the policyholder or maturity of the policy within the period of declaration or by concession on surrender. No policyholder benefit provisions are recorded for future annual or final bonus declarations.

        The policyholders' liabilities of the UK regulated with-profits funds are accounted for under FRS 27. Under FRS 27 for the UK regulated with-profits funds:

  •
  No deferred acquisition costs and related deferred tax are recognized; and

  •
  adjusted realistic basis liabilities instead of MSB liabilities are recognized.

        FRS 27 realistic basis liabilities are underpinned by the FSA's Peak 2 basis of reporting. This Peak 2 basis requires the value of liabilities to be calculated as:

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

        The assumptions used in the stochastic models are calibrated to produce risk-free returns on each asset class. Volatilities of, and correlations between, investment returns from different asset classes are as determined by the Group's Portfolio Management Group on a market consistent basis.

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

        The realistic basis liabilities representing the Peak 2 basis realistic liabilities for with-profits business included in Form 19 of the FSA regulatory returns exclude the element for the shareholders' share of the future bonuses. For accounting purposes under FRS 27, this latter item is reversed because, consistent with the current basis of financial reporting, shareholder transfers are recognized only on declaration.

Unallocated surplus

        The unallocated surplus represents the excess of assets over policyholder liabilities for the Group's with-profits funds. As allowed under IFRS 4, the Group has opted to continue to record unallocated

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

A:    Background and accounting policies (Continued)

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

Other insurance contracts (i.e. contracts which contain significant insurance risk as defined under IFRS 4)

        For these contracts UK GAAP has been applied, which reflects the MSB. Under this basis the following approach applies:

Other UK insurance contracts

        Other UK insurance contracts that contain significant insurance risk include unit-linked, annuity and other non-profit business. For the purposes of local regulations, segregated accounts are established for linked business for which policyholder benefits are wholly or partly determined by reference to specific investments or to an investment-related index. The interest rates used in establishing policyholder benefit provisions for pension annuities in the course of payment are adjusted each year. Mortality rates used in establishing policyholder benefit are based on published mortality tables adjusted to reflect actual experience.

Overseas subsidiaries

        For Prudential's overseas operations, the application of the MSB 9which permits the application of local GAAP in some circumstances) varies depending upon the basis of accounting applied prior to IFRS adoption or acquisition by Prudential, and whether adjustments to the basis or a more appropriate method should be applied.

Jackson

        The future policyholder benefit provisions for Jackson's conventional protection-type policies are determined using the net level premium method under US GAAP principles and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviations. For non-conventional protection-type policies, the policyholder benefit provision included within policyholder liabilities in the consolidated statement of financial position is the policyholder account balance.

        For the business of Jackson, the determination of the expected emergence of margins, against which the amortization profile of the DAC asset is established, is dependent on certain key assumptions. For single premium deferred annuity business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders. For variable annuity business, the key assumption is the expected long-term level of equity market returns which, for 2009, 2008 and 2007, was 8.4 per cent per annum, implemented using a mean reversion methodology. These returns affect

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

A:    Background and accounting policies (Continued)

the level of future expected profits through their effects on fee income and the required level of provision for guaranteed minimum death benefit claims.

        Jackson accounts for the majority of its investment portfolio on an available-for-sale basis (see investment policies above) whereby unrealized gains and losses are recognized in other comprehensive income. As permitted by IFRS 4, Jackson has used shadow accounting. Under shadow accounting, to the extent that recognition of unrealized gains or losses on available-for-sale securities causes adjustments to the carrying value and amortization patterns of DAC and deferred income, these adjustments are recognized in other comprehensive income to be consistent with the treatment of the gains or losses on the securities.

Asian operations

        Consistent with the overarching provisions of IFRS 4 which, as described in note A3a, permits the accounting for assets and liabilities of insurance contracts , investment contracts with discretionary participating features under previously applied GAAP, except for Prudential's current operations in Taiwan, Vietnam and Japan, the future policyholder benefit provisions for the Group's current Asian businesses in 2008 and 2009 are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with UK GAAP. For the Hong Kong business, which is a branch of the PAC, and the Singapore and Malaysian operations, the valuation principles and sensitivities to changes of assumptions of conventional with-profits and other protection-type policies are similar to those described above for equivalent products written by the UK operations. Refinements to the local reserving methodology are generally treated as change in estimates, dependent on the nature of the change. Such a refinement arose in 2009 in respect of Malaysia as explained in note D4(h).

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

        Although the basis of valuation of Prudential's overseas operations is in accordance with the requirements of the Companies Act 2006 and ABI SORP, the valuation of policyholder benefit provisions for these businesses may differ from that determined on a UK MSB for UK operations with the same features. These differences are permitted under IFRS 4.

Liability adequacy

        The Group performs liability adequacy testing on its insurance provisions to ensure that the carrying amounts of provisions (less related DAC and present value of in-force business—see policy on business acquisitions and disposals) is sufficient to cover current estimates of future cash flows. When performing

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

A:    Background and accounting policies (Continued)

the liability adequacy test, the Group discounts all contractual cash flows and compares this amount to the carrying value of the liability. Any deficiency is immediately charged to the income statement.

Reinsurance

        In the normal course of business, the Group seeks to reduce loss exposure by reinsuring certain levels of risk in various areas of exposure with other insurance companies or reinsurers. An asset or liability is recognized in the consolidated statement of financial position representing premiums due to, or payments due from reinsurers and the share of benefits and claims recoverable from reinsurers. The measurement of reinsurance assets is consistent with the measurement of the underlying direct insurance contracts.

        The only material purchases of reinsurance contracts in the periods of the results in the financial statements arise in Jackson. Gains arising on the purchase of reinsurance contracts by Jackson are deferred and amortized over the contract duration. Any loss is recognized in the income statement immediately.

Investment contracts (contracts which do not contain significant insurance risk as defined under IFRS 4)

        For investment contracts with discretionary participation features, the accounting basis is consistent with the accounting for similar with-profits insurance contracts. Other investment contracts are accounted for on a basis that reflects the hybrid nature of the arrangements whereby part is accounted for as a financial instrument under IAS 39 and the investment management service component is accounted for under IAS 18. The method used to measure the liability for these investment contracts depends upon the terms of the contracts and will therefore vary by type of product.

        For investment contracts with fixed and guaranteed terms, the Group uses the amortized cost model to measure the liability. On contract inception, the liability is measured at fair value less incremental, directly attributable acquisition costs. Remeasurement at future reporting dates is on an amortized cost basis utilizing an effective interest rate methodology whereby the interest rate utilized discounts to the net carrying amount of the financial liability.

        Those investment contracts without fixed and guaranteed terms are designated at fair value through profit and loss because the resulting liabilities are managed and their performance is evaluated on a fair value basis. Fair value is based upon the fair value of the underlying assets of the fund. Where the contract includes a surrender option its carrying value is subject to a minimum carrying value equal to its surrender value.

(c)   Other assets, liabilities, income and expenditure

Basis of consolidation

        The Group consolidates those entities it is deemed to control. The degree of control is determined by the ability of the Group to govern the financial and operating policies of an entity in order to obtain benefits. Consideration is given to other factors such as potential voting rights.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

A:    Background and accounting policies (Continued)

        The Group has consolidated special purpose entities (SPEs), such as funds holding collateralized debt obligations (CDOs), where evaluation of the substance of the relationship between the SPE and the Group indicates that the Group is deemed to control the SPE under IFRS.

        The Group holds investments in internally and externally managed open-ended investment companies (OEICs) and unit trusts. These are consolidated where the Group's percentage ownership level is 50 per cent or greater. The Group's percentage ownership levels in these entities can fluctuate from day to day according to changes in the Group's and third-party participation in the funds. In instances where the Group's ownership of internally managed funds declines marginally below 50 per cent and, based on historical analysis and future expectations the decline in ownership is expected to be temporary, the funds continue to be consolidated as subsidiaries under IAS 27.

        Where the Group exercises significant influence or has the power to exercise significant influence over an entity, generally through ownership of 20 per cent or more of the entity's voting rights, but does not control the entity, then this is considered to be an investment in an associate. With the exception of those referred to below, the Group's investments in associates are recorded at the Group's share of the associates' net assets. The carrying value of investments in associates is adjusted each year for the Group's share of the entities' profit or loss. This does not apply to investments in associates held by the Group's insurance or investment funds including the venture capital business or mutual funds and unit trusts, which as permitted by IAS 28 are carried at fair value through profit and loss.

        The Group's investments in joint ventures are recognized using proportional consolidation whereby the Group's share of an entity's individual balances are combined line-by-line with similar items into the Group financial statements.

        Other interests in entities, where significant influence is not exercised, are carried as investments at fair value through profit and loss.

        The consolidated financial statements of the Group include the assets, liabilities and results of the Company and subsidiary undertakings in which Prudential has a controlling interest, using accounts drawn up to December 31, 2009 except where entities have non-coterminous year ends. In such cases, the information consolidated is based on the accounting period of these entities and is adjusted for material changes up to December 31. Accordingly, the information consolidated is deemed to cover the same period for all entities throughout the Group. The results of subsidiaries are included in the financial statements from the date control commences to the date control ceases. All inter-company transactions are eliminated on consolidation. Results of asset management activities include those for managing internal funds.

Investment properties

        Investments in leasehold and freehold properties not for occupation by the Group including from 2009 properties under development for future use as investment properties, are carried at fair value, with changes in fair value included in the income statement. Properties are valued annually either by the Group's qualified surveyors or by taking into consideration the advice of professional external valuers. In the UK the valuations are undertaken using the guidelines of the Royal Institution of Chartered Surveyors (RICS) guidelines. The RICS guidelines apply separate assumptions to the value of the land, buildings and tenancy associated with each property. Each property is externally valued at least once

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

A:    Background and accounting policies (Continued)

every three years. For overseas operations investment property valuations are obtained from qualified valuers. The cost of additions and renovations is capitalized and considered when estimating fair value. Fair value is based on active market prices, adjusted, if necessary, for any difference in the nature, location or condition of the specific property. If this information is not available, the Group uses alternative valuation methods such as discounted cash flow projections or recent prices in less active markets.

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

        For the Group's defined benefit schemes, if the present value of the defined benefit obligation exceeds the fair value of the scheme assets, then a liability is recorded in the Group's statement of financial position. By contrast, if the fair value of the assets exceeds the present value of the defined benefit obligation then the surplus will only be recognized if the nature of the arrangements under the trust deed, and funding arrangements between the Trustee and the Company support the availability of refunds or recoverability through agreed reductions in future contributions. In addition, if there is a constructive obligation for the Company to pay deficit funding, this is also recognized.

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

        The plan assets of the Group's pension schemes exclude several insurance contracts that have been issued by the Group. These assets are excluded from plan assets in determining the pension obligation recognized in the consolidated statement of financial position.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

A:    Background and accounting policies (Continued)

        Contributions to the Group's defined contribution schemes are expensed when due. Once paid, the Group has no further payment obligations. Any prepayments are reflected as an asset on the statement of financial position.

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

        The compensation expense charged to the income statement is primarily based upon the fair value of the options granted, the vesting period and the vesting conditions. Vesting conditions exclude the ability of an employee to voluntarily exit a scheme and such exits are treated as an acceleration of vesting and hence a shortening of the period over which the expense is charged. The Group revises its estimate of the number of options likely to be exercised at each statement of financial position date and adjusts the charge to the income statement accordingly. Where the share-based payment depends upon vesting outcomes attaching to market-based performance conditions, additional modeling is performed to estimate the fair value of the awards. No subsequent adjustment is then made to the fair value charge for awards that do not vest on account of these performance conditions not being met.

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

        Deferred taxes are provided under the liability method for all relevant temporary differences, being the difference between the carrying amount of an asset or liability in the statement of financial position and its value for tax purposes. IAS 12, 'Income Taxes' does not require all temporary differences to be provided for, in particular, the Group does not provide for deferred tax on undistributed earnings of subsidiaries where the Group is able to control the timing of the distribution and the temporary

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

A:    Background and accounting policies (Continued)

difference created is not expected to reverse in the foreseeable future. The tax effects of losses available for carry forward are recognized as an asset. Deferred tax assets are only recognized when it is more likely than not, that future taxable profits will be available against which these losses can be utilized. Deferred tax related to charges or credits taken to other comprehensive income is also credited or charged to other comprehensive income and is subsequently recognized in the income statement together with the deferred gain or loss.

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

        Deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realized or the liability settled, based on tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting period.

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

Property, plant and equipment

        All property, plant and equipment such as owner occupied property, computer equipment and furniture and fixtures, are carried at depreciated cost. Costs including expenditure directly attributable to the acquisition of the assets are capitalized. Depreciation is calculated and charged on a straight-line basis over an asset's estimated useful life. The residual values and useful lives are reviewed at each statement of financial position date. If the carrying amount of an asset is greater than its recoverable amount then its carrying value is written down to that recoverable amount.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

A:    Background and accounting policies (Continued)

        Leasehold improvements to owner occupied property are depreciated over the shorter of the economic life and the life of the lease. Assets held under finance leases are capitalized at their fair value.

Business acquisitions and disposals

        Business acquisitions are accounted for by applying the purchase method of accounting, which adjusts the net assets of the acquired company to fair value at the date of purchase. The excess of the costs of acquisition over the fair value of the assets and liabilities of the acquired entity is recorded as goodwill. Should the fair value of the identifiable assets and liabilities of the entity exceed the cost of acquisition then this amount is recognized immediately in the income statement. Income and expenses of acquired entities are included in the income statement from the date of acquisition. Income and expenses of entities sold during the period are included in the income statement up to the date of disposal. The gain or loss on disposal is calculated as the difference between sale proceeds, net of selling costs, less the net assets of the entity at the date of disposal.

        For life insurance company acquisitions, the adjusted net assets include an identifiable intangible asset for the present value of in-force business which represents the profits that are expected to emerge from the acquired insurance business. The present value of in-force business is calculated using best estimate actuarial assumptions for interest, mortality, persistency and expenses and is amortized over the anticipated lives of the related contracts in the portfolio. The net carrying amount of insurance liabilities acquired less the value of in-force business, represents the fair value of the insurance liabilities acquired. An intangible asset may also be recognized in respect of acquired investment management contracts representing the fair value of contractual rights acquired under these contracts.

        The Company uses the economic entity method to purchase minority interests. Under the economic entity method any difference between consideration and the share of net assets acquired is recorded directly in equity.

Goodwill

        Goodwill arising on acquisitions of subsidiaries and businesses is capitalized and carried on the Group statement of financial position as an intangible asset at initial value less any accumulated impairment losses. Goodwill impairment testing is conducted annually and when there is an indication of impairment. For the purposes of impairment testing, goodwill is allocated to cash generating units. These cash generating units reflect the smallest group of assets that includes the goodwill and generates cash flows that are largely independent of the cash inflows from other groups of assets. If the carrying amount of the cash generating unit exceeds its recoverable amount then the goodwill is considered impaired. Impairment losses are recognized immediately in the income statement and may not be reversed in future periods.

Acquired intangible assets

        Intangible assets acquired on the purchase of a subsidiary or portfolio of contracts are fair valued at acquisition and carried at cost less amortization and any accumulated impairment losses. Amortization is charged over the estimated useful life of the assets, on a basis reflecting the pattern in which the assets'

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

A:    Background and accounting policies (Continued)

future economic benefits are expected to be consumed. The residual values and useful lives are reviewed at each statement of financial position date.

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

Segments

        Under IFRS 8, adopted in 2009, the Group determines and presents operating segments based on the information that is internally provided to the Group Executive Committee ('GEC'), which is the Group's chief operating decision maker.

        An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other components. An operating segment's operating results are reviewed regularly by the GEC to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

        The operating segments identified by the Group reflect the Group's organizational structure, which is by both geography (Asia, US and UK) and by product line (insurance operations and asset management).

        Insurance operations principally comprise of products that contain both significant and insignificant elements of insurance risk. The products are managed together and there is no distinction between these two categories other than for accounting purposes. This segment also includes the commission earned on general insurance business and investment subsidiaries held for supporting the Group's insurance operations.

        Asset management comprises both internal and third-party asset management services, inclusive of portfolio and mutual fund management, where the Group acts as an advisor, and broker-dealer activities. The nature of the products and the managing of the business differ from the risks inherent in the insurance operations segments, and the regulatory environment of the asset management industry differs from that of the insurance operations segments.

        The Group's operating segments as determined under IFRS 8 are:

        Insurance operations

  •
  Asia

  •
  US (Jackson)

  •
  UK

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

A:    Background and accounting policies (Continued)

        Asset management operations

  •
  M&G

  •
  Asian asset management

  •
  US broker dealer and asset management (including Curian)

        Prudential Capital has been incorporated into the M&G operating segment for the purposes of segment reporting.

        The performance measure of operating segments utilized by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns. This measure excludes the recurrent items of short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. In addition, for 2009 this measure excludes the non-recurrent cost of hedging the Group IGD capital surplus included within short-term fluctuations in investment returns (see note B1). In 2009 the Company sold its Taiwan agency business. In order to facilitate comparisons on a like for like basis, the loss on sale and the results of the Taiwan agency business during the period of ownership (including those for the 2008 and 2007 comparatives) are shown separately within the segmental analysis of profit. Further details on the determination of the performance measure of "operating profit based on longer-term investment returns" is provided below in note A4 (d).

        Segment results that are reported to the GEC include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and Asia Regional Head Office.

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

Foreign exchange

        The Group's consolidated financial statements are presented in the parent company's functional currency. Accordingly, the results and financial position of foreign subsidiaries must be translated into the presentation currency of the Group from their functional currencies, i.e. the currency of the primary

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

A:    Background and accounting policies (Continued)

economic environment in which the entity operates. All assets and liabilities of foreign subsidiaries are converted at year end exchange rates whilst all income and expenses are converted at average exchange rates where this is a reasonable approximation of the rates prevailing on transaction dates. The impact of these currency translations is recorded as a separate component in the Statement of comprehensive income.

        Foreign currency borrowings that are used to provide a hedge against Group equity investments in overseas subsidiaries are translated at year end exchange rates and movements recognized in other comprehensive income. Other foreign currency monetary items are translated at year end exchange rates with changes recognized in the income statement.

        Foreign currency transactions are translated at the spot rate prevailing at the time.

(d)   Operating profit based on longer-term investment returns

        Consistent with the Group's segmental reporting for its current business, the Group provides supplementary analysis of profit before tax attributable to shareholders that distinguishes operating profit based on longer-term investment returns from other constituent elements of the total profit.

        In determining segmental results the Group uses operating profit based on longer-term investment returns to measure the performance of its operational segments. For the purposes of measuring operating profit, investment returns on shareholder-financed business (including the shareholders' share of participating business other than UK style with-profits funds) are based on the expected longer-term rates of return. This reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance for life businesses exclusive of changes in market conditions. In determining profit on this basis the following key elements are applied to the segment operating results of the Group's shareholder-financed operations.

(i)    Debt and equity securities

        Longer-term investment returns comprise income and longer-term capital returns. For debt securities the longer-term capital returns comprise two elements. These are a risk margin reserve (RMR) based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortization of interest-related realized gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured. The shareholder-backed operation for which the risk margin reserve charge is most significant is Jackson National Life. The RMR charge for Jackson is based on long-term average default and recovery data as published by Moody's. During 2009 refinements were made to the RMR process following the National Association of Insurance Commissioners (NAIC) issuing RBC valuation data for more than 20,000 RMBS securities. Note B1 provides further detail. Longer-term equity returns comprise aggregate long-term income and capital returns.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

A:    Background and accounting policies (Continued)

(ii)   Derivative value movements

        Value movements for Jackson's equity-based derivatives and variable annuity product embedded derivatives are included in operating profits based on longer-term investment returns. The inclusion of these movements is so as to broadly match with the results on the Jackson variable annuity book that pertain to equity market movements, subject to some limitations for GMDB products where US GAAP does not fully reflect the economic features being hedged. These accounting mis-matches are magnified in periods of significant market movements.

        Other derivative value movements are excluded from operating results based on longer-term investment returns. These derivatives are primarily held by Jackson as part of a broadly-based hedging program for features of Jackson's bond portfolio (for which value movements are booked in the statement of comprehensive income rather than income statement) and product liabilities (for which US GAAP accounting does not reflect the economic features being hedged).

        These key elements are of most importance in determining the operating results based on longer-term investment returns of Jackson.

        There are two exceptions to the basis described above for determining operating results based on longer-term investment returns. These are for:

  •
  Unit-linked and US variable annuity separate account business.

        For such business the policyholder liabilities are directly reflective of the asset value movements. Accordingly, all asset value movements are recorded in the operating results based on longer-term investment returns.

  •
  Assets covering non-participating business liabilities that are interest rate sensitive.

        For UK annuity business policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the 'operating results based on longer-term investment returns'. Policyholder liabilities include a margin for credit risk, as explained in note D2(f)(iii). Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

(iii)   Liabilities to policyholders and embedded derivatives for product guarantees

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

A:    Background and accounting policies (Continued)

        However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (i.e. after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.

        Examples where such bifurcation is necessary are:

(a)   Asia

Vietnamese participating business

        For the participating business in Vietnam the liabilities include policyholders' interest in investment appreciation and other surplus. Bonuses paid in a reporting period and accrued policyholder interest in investment appreciation and other surpluses primarily reflect the level of realized investment gains above contract specific hurdle levels. For this business, operating profit based on longer-term investment returns includes the aggregate of longer-term returns on the relevant investments, a credit or charge equal to movements on the liability for the policyholders' interest in realized investment gains (net of any recovery of prior deficits on the participating pool), less amortization over five years of current and prior movements on such credits or charges.

        The overall purpose of these adjustments is to ensure that investment returns included in operating results equal longer-term returns but that in any one reporting period movements on liabilities to policyholders caused by investment returns are substantially matched in the presentation of the segmental analysis of profit before tax attributable to policyholders.

Non-participating business

        Liabilities are bifurcated so that the total movement in the carrying value of liabilities is split between that which is included in operating results based on longer-term investment returns, and the residual element for the effect of using year end rates is included in short-term fluctuations and in the income statement.

Guaranteed Minimum Death Benefit (GMDB) product features

        For unhedged GMDB liabilities accounted for under IFRS using 'grandfathered' US GAAP, such as in the Japanese business, the change in carrying value is determined under SOP 03-01, which partially reflects changes in market conditions. Under the company's segmental basis of reporting the operating profit reflects the change in liability based on longer-term market conditions with the difference between the charge to the operating result and the movement reflected in the total result included in short-term fluctuations in investment returns.

(b)   US operations—embedded derivatives for variable annuity guarantee features

        Under IFRS, the Guaranteed Minimum Withdrawal Benefit (GMWB) and Guaranteed Minimum Income Benefit (GMIB) reinsurance are required to be fair valued as embedded derivatives. The movements in carrying values are affected by changes in the level of observed implied equity volatility and changes to the discount rate applied from year to year. For these embedded derivatives, as described in note D3(i), the discount rate applied reflects AA corporate bond curve rates. For the

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

A:    Background and accounting policies (Continued)

purposes of determining operating profit based on longer-term investment returns, the charge for these features is determined using historical longer-term equity volatility levels and long-term average AA corporate bond rate curves.

(c)   UK shareholder-backed annuity business

        With one exception, the operating result based on longer-term investment returns reflects the impact of all value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund.

        The exception is for the impact on credit risk provisioning of actual downgrades during the year. As this feature arises due to short-term market conditions the effect of downgrades, if any, in a particular year, on the overall provisions for credit risks is included in the category of short-term fluctuations in investment returns.

        The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest applied to portfolio rebalancing to align more closely with management benchmark.

(iv)  Fund management and other non-insurance businesses

        For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses it is inappropriate to include returns in the operating result on the basis described above. Instead it is appropriate to generally include realized gains and losses (including impairments) in the operating result with unrealized gains and losses being included in short-term fluctuations. For this purpose impairments are calculated as the credit loss determined by comparing the projected cash flows discounted at the original effective interest rate to the carrying value. In some instances it may also be appropriate to amortize realized gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying substance of the arrangements.

A5:    New accounting pronouncements

        The following standards, interpretations and amendments have either been adopted for the first time in 2009 or have been issued but are not yet effective in 2009, including those which have not yet been adopted in the EU. This is not intended to be a complete list as only those standards, interpretations and amendments that are anticipated to have an impact upon the Group's financial statements have been discussed.

Accounting pronouncements adopted in 2009

IFRS 8, 'Operating Segments'

        IFRS 8 superseded IAS 14 'Segment Reporting' for accounting periods beginning on or after January 1, 2009 and requires the Group to adopt the 'management approach' to reporting the financial performance of its operating segments.

        In accordance with IFRS 8, the Group determines and presents operating segments based on the information that is internally provided to the Group Executive Committee, which is the Group's chief

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

A:    Background and accounting policies (Continued)

operating decision maker. Further details on the operating segments and their related performance measure are provided in note A4(c) in 'Segments'.

        The adoption of IFRS 8 has resulted in presentational and disclosure changes in the Group's financial statements. This standard has no impact on the results or financial position of the Group.

Amendments to IAS 1, 'Presentation of Financial Statements: A Revised Presentation'

        The revised version of IAS 1, which includes non-mandatory changes to the titles of some of the financial statements, has resulted in a number of changes in presentation and disclosure.

        As a result of the adoption of this revised IAS 1, the Group has changed the titles of its 'consolidated balance sheet' to 'consolidated statement of financial position' and its 'consolidated cash flow statement' to 'consolidated statement of cash flows'.

        The Group has also introduced a consolidated statement of comprehensive income in accordance with the revised IAS 1. Components of comprehensive income recognized outside of the income statement, for example exchange movements and the unrealized valuation movement of Jackson's available-for-sale debt securities, are now presented separately from changes in equity and are disclosed in the statement of comprehensive income. Consequent to this presentational change, the Group has altered the exchange translation method of the unrealized valuation movement of Jackson's available-for-sale debt securities from the previous application of closing exchange rate to the average exchange rate consistent with the translation method of foreign subsidiaries' income statement items. Accordingly, the Group's 2008 comparatives in the consolidated statement of comprehensive income and the consolidated statement of changes in equity have been altered with a reclassification of £240 million of exchange losses from the unrealized valuation movement of Jackson's available-for-sale debt securities, net of related change in amortization of deferred income and acquisition costs and tax to the exchange translation reserve. There is no impact on shareholders' equity or the income statement from this change.

Improvements to IFRSs (2008)

        The improvements issued by the IASB in May 2008 include amendments to a number of standards. The only amendment that has impacted the Group's financial statements is the amendment to IAS 40, 'Investment property' (and consequential amendments to IAS 16, 'Property, Plant and Equipment') which now states that property that is under construction or development for future use as investment property is within the scope of IAS 40 and so should be measured at fair value where this is reliably measurable. Previously, these properties were within the scope of IAS 16 and were measured at cost.

        As a result of this amendment, the Group has reclassified its properties under development for future use as investment properties from Property, Plant and Equipment to Investment properties. This amendment is effective on a prospective application basis from January 1, 2009 and accordingly, no adjustment to the 2008 comparatives has been made. At January 1, 2009, properties under development with a cost of £131 million were reclassified to Investment properties and revalued to a fair value of £152 million.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

A:    Background and accounting policies (Continued)

        The fair value adjustment of a gain of £21 million was recorded in the income statement but as the relevant properties were held by the PAC with-profits fund, the gain was absorbed by the liability for unallocated surplus and has no direct effect on the profit or loss attributable to shareholders or shareholders' equity. There was no deferred tax impact on this fair value adjustment.

Amendments to IFRS 7, 'Improving Disclosures about Financial Instruments'

        In March 2009, the IASB issued amendments to IFRS 7 which require enhanced disclosures about fair value measurements and liquidity risk. The amendments include the introduction of a three-level hierarchy for fair value measurement disclosures and require additional disclosures about the relative reliability of fair value measurements. This has been included in note G1.

        In addition, the Group has also adopted the following accounting pronouncements in 2009 but their adoption has had no material impact on results and financial position of the Group:

  •
  Amendment to IFRS 2, 'Share-based Payment: Vesting Conditions and Cancellations'

  •
  Amendment to IAS 23, 'Borrowing costs'

  •
  Amendments to IAS 32 and IAS 1, 'Puttable Financial Instruments and Obligations Arising on Liquidation'

  •
  IFRIC 16, 'Hedges of a Net Investment in A Foreign Operation'

Accounting pronouncements endorsed by the EU but not yet effective

        The following accounting pronouncements potentially relevant to the Group have been issued and endorsed for use in the EU but are not mandatory for adoption for the December 31 year end.

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

        The revised IFRS 3 and amended IAS 27 are effective for business combinations occurring in accounting periods beginning on or after July 1, 2009.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

A:    Background and accounting policies (Continued)

Amendment to IAS 39, 'Financial instruments: Recognition and Measurement'—Eligible Hedged Items

        This amendment to IAS 39 clarifies how the principles that determine whether a hedged risk or portion of cash flows is eligible for designation should be applied in particular situations. This amendment is effective for EU compliant financial statements for accounting periods beginning on or after July 1, 2009. The Group is currently assessing the impact of this amendment but it is not expected to have a material impact on the financial statements of the Group.

Accounting pronouncements not yet endorsed by the EU

        The following accounting pronouncements potentially relevant to the Group have been issued but not yet endorsed for use in the EU as at December 31, 2009.

Improvements to IFRSs (2009)

        In April 2009, the IASB published amendments to a number of standards as part if its annual improvements projects.

        These amendments are effective for Prudential's 2010 financial statements. The Group is currently assessing the impact of these improvements to its financial statements.

Amendment to IFRS 2—Group Cash-Settled Share-based Payment Transactions

        In June 2009, the IASB issued further amendments to IFRS 2 which sets out the accounting requirements for share-based payments. These amendments clarified existing guidance, in particular by specifying that an entity that receives goods or services in a share-based payment arrangement must account for those goods or services no matter which entity in the group settles the transaction and no matter whether the transaction is settled in shares or cash. The Group is still assessing the impact of the standard but it is not expected to have a material impact on the Group's financial statements.

IFRIC 19 Extinguishing financial liabilities with equity instruments

        In November 2009, the IFRIC issued guidance on how to account for the extinguishment of a financial liability by the issue of equity instruments. This standard is likely to be effective for EU compliant financial statements for accounting periods beginning on or after July 1, 2010. This interpretation is not considered to have a material effect on the Group's financial statements.

IFRS 9 Financial Instruments: Classification and Measurement

        In November 2009, the IASB issued a new standard which altered the classification and measurement of financial instruments. Under the new standard only two possible classifications arise, rather than the four existing classifications currently available under IAS 39, and will result in all financial assets being valued at amortized cost or fair value through profit and loss. Financial liabilities are excluded from the scope of the standard.

        The standard is not mandatory before 2013 year-ends and is yet to be endorsed by the European Union. The Group is still assessing the full impact of this standard.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

B:    Summary of results

B1:    Segment disclosure—income statement

        The determination of the operating segments and performance measure of the operating segments of the Group are as detailed in note A4.

	2009	2008	2007
	£ million	£ million	£ million
Asian operations
Insurance operations:note (ii)
Underlying results before exceptional credit	353	257	140
Exceptional credit for Malaysia operations D4(h)	63	—	—

Total Asian insurance operations	416	257	140
Development expenses	(6)	(26)	(15)

Total Asian insurance operations after development expenses	410	231	125
Asian asset management	55	52	72

Total Asian operations	465	283	197

US operations
Jackson (US insurance operations)notes (ii), (iv)	459	406	444
Broker-dealer and asset managementnote (iv)	4	7	8

Total US operations	463	413	452

UK operations
UK insurance operations:note (ii)
Long-term business	606	545	524
General insurance commissionnote (v)	51	44	4

Total UK insurance operations	657	589	528
M&G	238	286	254

Total UK operations	895	875	782

Total segment profit	1,823	1,571	1,431

Other income and expenditure
Investment return and other income	22	89	86
Interest payable on core structural borrowings	(209)	(172)	(168)
Corporate expenditure:
Group Head Office	(146)	(130)	(129)
Asia Regional Head Office	(57)	(41)	(38)
Charge for share-based payments for Prudential schemesnote (viii)	(5)	(6)	(11)

Total	(395)	(260)	(260)

Restructuring costsnote (ix)	(23)	(28)	(19)

Operating profit based on longer-term investment returnsnote (i)	1,405	1,283	1,152
Short-term fluctuations in investment returns on shareholder-backed businessnote (vi)	36	(1,721)	(51)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemesnote (vii)	(74)	(13)	(1)
Loss on sale and results for Taiwan agency businessnote (iii)	(621)	1	(37)

Profit (loss) from continuing operations before tax attributable to shareholders	746	(450)	1,063

Notes

(i)
Operating profit based on longer-term investment returns. Operating profit based on longer-term investment returns is a supplemental measure of results and is the basis on which management regularly review the performance of the Group's segments as defined by IFRS 8. For the purposes of measuring operating profit, investment returns on shareholder-financed business are based on expected long-term rates of return as discussed in note A4. The expected long-term rates of return are intended to reflect historical real rates of return and, where appropriate, current inflation expectations adjusted for

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

B:    Summary of results (Continued)

  consensus economic and investment forecasts. The most significant operation that requires adjustment for the difference between actual and long-term investment returns is Jackson. The amounts included in operating results for long-term capital returns for Jackson's debt securities comprise two components. These are a risk margin reserve based charge for long-term expected defaults, which is determined by reference to the credit quality of the portfolio, and amortization of interest-related realized gains and losses to operating results based on longer-term results to the date when sold bonds would otherwise have matured. Consistent with the policy of including longer-term investment returns in the measure of operating profit, movements in policyholder liabilities are also, where appropriate, delineated between amounts included in operating profits and movements arising from short-term market conditions, which are recorded in short-term fluctuations in investment returns.

(ii)
Effect of changes to assumptions, estimates and bases of determining life assurance liabilities. The results of the Group's long-term business operations are affected by changes to assumptions, estimates and bases of preparation. These are described in notes D2(h), D3(h) and D4(h).

(iii)
Sale of Taiwan agency business: In order to facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the Taiwan business for which the sale process was completed in June 2009 are included separately within the supplementary analysis of profit.

(iv)
Jackson operating results based on longer-term investment returns. IFRS basis operating profits for US operations include the following amounts (net of related change in amortization of deferred acquisition costs, where applicable) so as to derive longer-term investment returns.

	2009	2008	2007
	£ million	£ million	£ million
Debt securities:
Amortization of interest related realized gains and losses	47	24	31
Risk margin reserve charge for longer-term credit related losses (see below)	(60)	(41)	(37)
Equity type investments:
Longer-term returns	69	62	47

  The risk margin reserve (RMR) charge for longer-term credit related losses included in operating profit based on longer-term investment returns for 2009 is based on an average annual RMR of 27 basis points (2008: 23 basis points; 2007:22 basis points) on average book values for the year as shown below.

	2009				2008				2007
Moody's rating category (or equivalent under NAIC ratings of RMBS)	Average book value	RMR	Annual expected losses		Average book value	RMR	Annual expected losses		Average book value	RMR	Annual expected losses
	(US $m)%		US $m	£m	(US $m)%		US $m	£m	(US $m)%		US $m	£m
A3 or higher	19,509	0.03	(5)	(3)	21,098	0.03	(6)	(3)	20,231	0.03	(6)	(3)
Baa1, 2, 3	21,072	0.23	(47)	(30)	20,145	0.23	(46)	(25)	20,306	0.22	(46)	(23)
Ba1, 2, 3	2,035	1.13	(23)	(15)	1,635	1.11	(18)	(10)	1,687	1.13	(19)	(9)
B1, 2, 3	594	2.86	(17)	(11)	514	2.80	(14)	(8)	530	2.88	(15)	(7)
Below B3	691	3.91	(27)	(17)	373	3.98	(15)	(8)	240	4.00	(10)	(5)

Total	43,901	0.27	(119)	(76)	43,765	0.23	(99)	(54)	42,994	0.22	(96)	(47)

Related change to amortization of deferred acquisition costs (see below)			25	16			23	13			20	10

Risk margin reserve charge to operating profit for longer-term credit related losses			(94)	(60)			(76)	(41)			(76)	(37)

  During 2009 the National Association of Insurance Commissioners (NAIC) changed its approach to the determination of regulatory ratings of residential mortgage-backed securities (RMBS). This recognized the complexities associated with these investments and the limitations of the credit rating previously applied. The new ratings framework has been applied by an external third party, PIMCO, and provides regulatory ratings details for more than 20,000 RMBS securities owned by US insurers at the end of 2009. Jackson has decided to use the ratings resulting from this model to determine the average annual RMR for 2009 as this is considered more relevant information for the RMBS securities concerned. If the previous approach of using ratings by Nationally Recognized Statistical Ratings Organization (NRSROS) such as Moody's, Standard and Poor's or Fitch for these investments had been used this would have resulted in an annual RMR of 31 basis points for 2009, an additional £11 million of annual expected losses for the year. It should be noted that this change has no impact on the

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

B:    Summary of results (Continued)

  valuation applied to these securities within the IFRS statement of financial position and there is no impact to IFRS profit before tax or shareholders' equity as a result of this change.

  The longer-term rates of return for equity-type investments ranged from 6.7 per cent to 7.9 per cent for 2009, 6.3 per cent to 8.4 per cent for 2008 and 8.1 per cent to 10.1 per cent for 2007 depending on the type of investments. These rates are currently based on spreads over 10 year US treasury rates of 400 to 600 basis points.

  Market value movements on equity-based derivatives and embedded derivatives are also recorded within operating profits based on longer-term investment returns so as to be consistent with the market related effects on fees and reserve movements for equity-based products. Market value movements on other derivatives are excluded from operating profit, and are included in short-term fluctuations in investment returns.

  Consistent with the basis of measurement of insurance assets and liabilities for US GAAP investment contracts applied to Jackson's IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related changes to amortization of deferred acquisition costs.

(v)
UK operations transferred its general insurance business to Churchill in 2002, with general insurance commission representing the commission receivable net of expenses for Prudential-branded general insurance products as part of this arrangement.

(vi)
Short-term fluctuations in investment returns on shareholder-backed business.

	2009	2008	2007
	£ million	£ million	£ million
Insurance operations:
Asia	31	(138)	15
US	27	(1,058)	(18)
UK	108	(212)	(47)
Other operations:

IGD hedge costs	(235)	—	—
Other	105	(313)	(1)

	(130)	(313)	(1)

Total	36	(1,721)	(51)

  General overview of defaults

  The Group incurred defaults of £11 million in 2009 (2008: £206 million; 2007: £nil) on its debt securities portfolio. The defaults of £11 million in 2009 were experienced by the UK Shareholder-backed annuity business. Jackson experienced less than £1 million of default losses during 2009. Defaults in 2008 of £206 million (including losses on sale) arose primarily in respect of Lehman Brothers (£110 million) and Washington Mutual (£91 million), the majority of which arose in Jackson.

  Asian insurance operations

  The fluctuations for Asian insurance operations in 2009 of a gain of £31 million primarily relate to strong market performance in Taiwan and Japan partially offset by the fall in the Vietnamese bond markets.

  For 2008, the fluctuations of a charge of £138 million relate mainly to £81 million for Vietnam, reflecting a significant fall in the Vietnamese bond and equity markets.

  For 2007, the £15 million short-term fluctuations primarily reflect strong equity market movements in Vietnam.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

B:    Summary of results (Continued)

  US insurance operations

  The short-term fluctuations in investment returns for US insurance operations for the year comprise the following items:

	2009	2008	2007
	£ million	£ million	£ million
Short-term fluctuations related to debt securities:
Charges in the year*
Defaults	—	(78)	—
Losses on sales of impaired and deteriorating bonds	(6)	(130)	(51)
Bond write downs	(630)	(419)	(35)
Recoveries/reversals	5	3	8

	(631)	(624)	(78)
Less: risk margin charge included in operating profit based on longer-term investment returnsB1(iv)	76	54	48

	(555)	(570)	(30)

Interest related realized gains (losses):
Arising in the year	125	(25)	31
Less: amortization gains and losses arising in current and prior years to operating profit based on longer-term investment returns	(59)	(28)	(37)

	66	(53)	(6)

Related change to amortization of deferred acquisition costs	75	88	9

Total short-term fluctuations related to debt securities	(414)	(535)	(27)
Derivatives (other than equity related): market value movements (net of related change to amortization of deferred acquisition costs)†	385	(369)	(19)
Equity type investments: actual less longer-term return (net of related change to amortization of deferred acquisition costs)	(59)	(69)	42
Other items (net of related change to amortization of deferred acquisition costs)‡	115	(85)	(14)

Total	27	(1,058)	(18)

  *
  The charges on debt securities of Jackson incurred in 2009 and 2008 of £631 million and £624 million, respectively comprise the following:

	Defaults	Bond write downs	Losses on sale of impaired and deteriorating bonds	Recoveries/ reversals	2009 Total	2008 Total
	£ million	£ million	£ million	£ million	£ million	£ million
Residential mortgage-backed securities
Prime	—	268	—	—	268	25
Alt-A	—	192	(10)	—	182	138
Sub-prime	—	49	—	—	49	4

Total residential mortgage-backed securities	—	509	(10)	—	499	167
Corporate debt securities	—	91	16	—	107	441
Other	—	30	—	(5)	25	16

Total	—	630	6	(5)	631	624

  As disclosed above total 2009 defaults, losses on sale, write downs and recoveries were £(631) million compared to £(624) million in 2008 and £(78) million in 2007. Given the smaller scale of losses in 2007 a break down by type of debt security has not been provided.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

B:    Summary of results (Continued)

  Other bond write downs and defaults of £30 million relate to Piedmont securities. Piedmont is an investment vehicle investing in certain asset-backed and mortgage-backed securities in the US.

†
The gain of £385 million (2008: charge of £369 million; 2007: charge of £19 million) value movement is for freestanding derivatives held to manage the fixed annuity and other general account business. Under IAS 39, unless hedge accounting is applied, value movements on derivatives are recognized in the income statement.

  Derivative value movements in respect of equity risk within variable annuity business are included within the operating profit based on longer-term investment returns to broadly match with the commercial effects to which the variable annuity derivative program relates, (subject to some limitations to GMDB liabilities where US GAAP does not fully reflect the economic features being hedged.) Other derivative value movements are separately identified within short-term fluctuations in investment returns.

  For the derivatives program attaching to the fixed annuity and other general account business the Group has continued its approach of not seeking to apply hedge accounting under IAS 39. This decision reflects the inherent constraints of IAS 39 for hedge accounting investments and life assurance assets and liabilities under 'grandfathered' US GAAP under IFRS 4.

‡
The £115 million gain (2008: charge of £85 million) for other items shown above comprises a gain of £85 million (2008: charge of £70 million) for the difference between the charge for embedded derivatives included in the operating result and the charge to the total result and a gain of £30 million (2008: charge of £15 million) of other items. For embedded derivatives the operating result reflects the application of 10 year average AA corporate bond rate curves and a static historical equity volatility assumption. The total result reflects the application of year end AA corporate bond rate curves and current equity volatility levels.

  In addition, for US insurance operations, included within the statement of comprehensive income, is a reduction in net unrealized losses on debt securities classified as available-for-sale of £2,669 million (2008: increase in net unrealized losses of £2,104 million; 2007: increase in net unrealized losses of £244 million). These temporary market value movements do not reflect defaults or impairments. Additional details on the movement in the value of the Jackson portfolio are included in note D3.

  UK insurance operations

  The short-term fluctuations gain for UK insurance operations of £108 million (2008: charge £212 million; 2007: charge of £47 million) reflected principally asset value movements, principally for shareholder-backed annuity business. The 2008 charge of £212 million also included £42 million for the effect of credit downgrades on the calculation of liabilities for shareholder-backed annuity business in PRIL and PAC non-profit sub-fund. The short-term fluctuations for 2007 were mostly PRIL.

  IGD hedge costs

  During the severe equity market conditions experienced in the first quarter of 2009 coupled with historically high equity volatility the Group entered into exceptional short-dated hedging contracts to protect against potential tail-events on the IGD capital position, in addition to the regular operational hedging programs. The hedge contracts have expired and have not been renewed.

  Other operations

  Short-term fluctuations of other operations, in addition to the previously discussed IGD hedge costs, arise from:

	2009	2008	2007
	£ million	£ million	£ million
Unrealized value movements on swaps held centrally to manage Group assets and liabilities	28	(38)	(18)
Unrealized value movements on Prudential Capital's bond portfolio	66	(190)	(24)
Unrealized value movements on investments held by other operations	11	(14)	9
Sale of investment in India mutual fund	—	(71)	32

	105	(313)	(1)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

B:    Summary of results (Continued)

(vii)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes

	2009	2008	2007
	£ million	£ million	£ million
Actuarial gains and losses
Actual less expected return on scheme assets	23	(97)	4
Experience gains on scheme liabilities	17	19	(4)
(Losses) gains on changes of assumptions for scheme liabilities	(147)	71	(7)

	(107)	(7)	(7)
Less: amount attributable to the PAC with-profits sub-fund	47	(2)	6

	(60)	(9)	(1)

Other gains and losses
Movement in the provision for deficit funding of PSPS	(48)	(13)	—
Less: amount attributable to the PAC with-profits sub-fund	34	9	—
	(14)	(4)	—

Total	(74)	(13)	(1)

  The actuarial gains and losses shown in the table above relate to the Scottish Amicable, M&G and until 2009 the small Taiwan defined benefit pension scheme. The amounts did not include actuarial gains and losses for the Prudential Staff Pension Scheme (PSPS) for which the Group has not recognized its interest in the scheme's underlying surplus.

  The losses of £147 million on change of assumptions comprise mainly the effect of a decrease in the risk discount rate combined with the effect of increase in inflation rates.

  Other gains and losses relate to the change in the year of the provision for deficit funding obligation for PSPS.

  Further details on the Group's defined benefit pension schemes and the effect of the accounting policy change are shown in note I2.

(viii)
Share-based payments

  The charge for share-based payments for Prudential schemes is for the SAYE and Group performance-related schemes.

(ix)
Restructuring costs are incurred in the UK as part of EEV covered business (£16 million) and as part of central operations (EEV non-covered business) (£7 million). (2008: £10 million and £18 million respectively; 2007:£7 million and £12 million respectively).

B2:    Earnings per share

        Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts, which are treated as cancelled.

        For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group's only class of dilutive potential ordinary shares are those share options granted to employees where the exercise price is less than the

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

B:    Summary of results (Continued)

average market price of the Company's ordinary shares during the year. No adjustment is made if the impact is anti-dilutive overall.

2009	Before tax	Tax note F5	Minority interests	Net of tax and minority interests	Basic earnings per share	Diluted earnings per share
	£ million	£ million	£ million	£ million	Pence	Pence
Based on operating profit based on longer-term investment returns	1,405	(318)	(2)	1,085	43.4p	43.3p
Short-term fluctuations in investment returns on shareholder-backed business	36	224	1	261	10.4p	10.4p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(74)	21	—	(53)	(2.1)p	(2.1)p
Adjustment from loss on sale and result of Taiwan agency business	(621)	18	—	(603)	(24.1)p	(24.0)p

Based on profit for the year from continuing operations	746	(55)	(1)	690	27.6p	27.6p
Adjustments for post-tax results of discontinued operations (note I9)	(14)	—	—	(14)	(0.6)p	(0.6)p

Based on profit for the year	732	(55)	(1)	676	27.0p	27.0p

2008	Before tax	Tax note F5	Minority interests	Net of tax and minority interests	Basic earnings per share	Diluted earnings per share
	£ million	£ million	£ million	£ million	Pence	Pence
Based on operating profit based on longer-term investment returns	1,283	(292)	(4)	987	39.9p	39.9p
Short-term fluctuations in investment returns on shareholder-backed business	(1,721)	352	(1)	(1,370)	(55.4)p	(55.4)p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(13)	3	—	(10)	(0.4)p	(0.4)p
Adjustment for result of sold Taiwan agency business	1	(4)	—	(3)	(0.1)p	(0.1)p

Based on loss for the year	(450)	59	(5)	(396)	(16.0)p	(16.0)p

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

B:    Summary of results (Continued)

There were no earnings from discontinued operations in 2008

2007	Before tax	Tax note F5	Minority interests	Net of tax and minority interests	Basic earnings per share	Diluted earnings per share
	£ million	£ million	£ million	£ million	Pence	Pence
Based on operating profit based on longer-term investment returns	1,152	(352)	(4)	796	32.5p	32.5p
Short-term fluctuations in investment returns on shareholder-backed business	(51)	20	1	(30)	(1.2)p	(1.2)p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(1)	1	—	—	0.0p	0.0p
Result of Taiwan agency business	(37)	(23)	—	(60)	(2.5)p	(2.5)p

Based on profit for the year from continuing operations*	1,063	(354)	(3)	706	28.8p	28.8p
Adjustments for post-tax results of discontinued operations	222	19	—	241	9.9p	9.8p

Based on profit for the year	1,285	(335)	(3)	947	38.7p	38.6p

*
Discontinued operations in 2007 related entirely to UK Banking operations following the sale on May 1, 2007 of Egg Banking plc to Citibank Overseas Investment Corporation, a subsidiary of Citigroup Inc.

Number of shares

        A reconciliation of the weighted average number of ordinary shares used for calculating basic and diluted earnings per share is set out as below:

	2009	2008*	2007
	millions	millions	millions
Weighted average shares for calculation of basic earnings per share	2,501	2,472	2,445
Shares under option at end of year	12	—	9
Number of shares that would have been issued at fair value on assumed option exercise	(7)	—	(6)

Weighted average shares for calculation of diluted earnings per share	2,506	2,472	2,448

*
At December 31, 2008 there were seven million shares under option offset by six million shares that would have been issued at fair value on assumed option exercise. The net one million potentially dilutive ordinary shares have been excluded from the 2008 diluted earnings per share calculation as their inclusion would have decreased the loss per share.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

B:    Summary of results (Continued)

B3:    Dividends

	2009	2008	2007
	£ million	£ million	£ million
Dividends declared and paid in reporting period
Parent company:
Interim dividend (2009: 6.29p, 2008: 5.99p, 2007: 5.70p per share)	159	149	140
Final dividend for prior period (2009: 12.91p, 2008: 12.30p, 2007: 11.72p per share)	322	304	286
Subsidiary company payments to minority interests	—	2	5

Total	481	455	431

        As a result of shares issued in lieu of dividends of £137 million (2008: £157 million; 2007: £176 million), dividends paid in cash, as set out in the consolidated statement of cash flows, were £344 million (2008: £297 million; 2007: £255 million).

	2009	2008	2007
	£ million	£ million	£ million
Parent company dividends relating to reporting period:
Interim dividend (2009: 6.29p, 2008: 5.99p, 2007: 5.70p per share)	159	149	140
Final dividend (2009: 13.56p, 2008: 12.91p, 2007: 11.72p per share)	343	322	304

Total	502	471	444

        A final dividend of 13.56 pence per share was proposed by the directors on March 8, 2010. The dividend was paid on May 27, 2010 to shareholders on the register at the close of business on April 9, 2010. After a transfer of £26 million to retained earnings in respect of shares issued in lieu of cash dividends, the dividend has distributed £318 million of shareholders' funds.

B4:    Exchange translation

Exchange movement recognized in other comprehensive income

	2009	2008	2007
	£ million	£ million	£ million
Asian operations	(189)	456	16
US operations	(244)	581	(43)
Unallocated to a segment (central funds)	227	(646)	38

	(206)	391	11

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

B:    Summary of results (Continued)

        The exchange rates applied were:

Local currency: £	Closing rate at Dec 31 2009	Average for 2009	Dec 31 2008	Average for 2008	Closing rate at Dec 31 2007	Average for 2007	Opening rate at Jan 1 2007
Hong Kong	12.52	12.14	11.14	14.42	15.52	15.62	15.22
Indonesia	15,171.52	16,173.28	15,799.22	17,749.22	18,696.71	18,295.63	17,601.63
Japan	150.33	146.46	130.33	192.09	222.38	235.64	233.20
Malaysia	5.53	5.51	5.02	6.15	6.58	6.88	6.90
Singapore	2.27	2.27	2.07	2.61	2.87	3.02	3.00
Taiwan	51.65	51.65	47.28	58.24	64.56	65.75	63.77
US	1.61	1.57	1.44	1.85	1.99	2.00	1.96

B5:    Group statement of financial position

        To explain more comprehensively the assets, liabilities and capital of the Group's businesses it is appropriate to provide an analysis of the Group's statement of financial position by operating segment and type of business. The tables below aggregate the three asset management segments for ease of presentation and hence should be read in conjunction with the associated tables on asset management in note E2.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

B:    Summary of results (Continued)

(a)   Group statement of financial position by operating segment

(i)    Position at December 31, 2009

	2009
	Insurance operations
						Unallocated to a segment (central operations)
By operating segment	UK D2	US D3	Asia D4	Total insurance operations	Asset management operations E2		Intra-group eliminations	December 31, 2009 Group total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Assets
Intangible assets attributable to shareholders:
Goodwill	—	—	80	80	1,230	—	—	1,310
Deferred acquisition costs and other intangible assets	127	3,092	822	4,041	8	—	—	4,049

TotalH1	127	3,092	902	4,121	1,238	—	—	5,359

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	124	—	—	124	—	—	—	124
Deferred acquisition costs and other intangible assets	9	—	97	106	—	—	—	106

TotalH2	133	—	97	230	—	—	—	230

Total	260	3,092	999	4,351	1,238	—	—	5,589

Deferred tax assetsH4	292	1,944	132	2,368	132	208	—	2,708
Other non-investment and non-cash assetsH3-H6	3,074	1,404	880	5,358	718	4,393	(5,044)	5,425
Investment of long-term business and other operations:
Investment properties	10,861	33	11	10,905	—	—	—	10,905
Investments accounted for using the equity method	4	—	2	6	—	—	—	6
Financial investments:
Loans B4(c)	1,815	4,319	1,207	7,341	1,413	—	—	8,754
Equity securities and portfolio holdings in unit trusts	37,051	20,984	11,182	69,217	137	—	—	69,354
Debt securities B4(c)	67,772	22,831	9,984	100,587	1,164	—	—	101,751
Other investments	3,630	955	258	4,843	113	176	—	5,132
Deposits	11,557	454	746	12,757	63	—	—	12,820

Total investmentsG1,H7,H8	132,690	49,576	23,390	205,656	2,890	176	—	208,722

Held for sale assetsH9	—	3	—	3	—	—	—	3
Cash and cash equivalentsH10	2,265	340	837	3,442	970	895	—	5,307

Total assets	138,581	56,359	26,238	221,178	5,948	5,672	(5,044)	227,754

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

B:    Summary of results (Continued)

	2009
	Insurance operations
					Asset management operations E2	Unallocated to a segment (central operations)
By operating segment	UK D2	US D3	Asia D4	Total insurance operations			Intra-group eliminations	December 31, 2009 Group total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Equity and liabilities
Equity
Shareholders' equityH11	1,939	3,011	1,462	6,412	1,659	(1,800)	—	6,271
Minority interests	28	—	1	29	3	—	—	32

Total equity	1,967	3,011	1,463	6,441	1,662	(1,800)	—	6,303

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilitiesH12	77,655	46,346	21,712	145,713	—	—	—	145,713
Investment contract liabilities with discretionary participation featuresG1	24,780	—	100	24,880	—	—	—	24,880
Investment contract liabilities without discretionary participation featuresG1	13,794	1,965	46	15,805	—	—	—	15,805
Unallocated surplus of with- profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)D2fii, H12	9,966	—	53	10,019	—	—	—	10,019

Total policyholder liabilities and unallocated surplus of with-profits fundsnote B4(d)	126,195	48,311	21,911	196,417	—	—	—	196,417

Core structural borrowings of shareholder-financed operations:H13
Subordinated debt	—	—	—	—	—	2,691	—	2,691
Other	—	154	—	154	—	549	—	703

Total	—	154	—	154	—	3,240	—	3,394

Operational borrowings attributable to shareholder-financed operationsG1,H13	158	203	210	571	142	2,038	—	2,751
Borrowings attributable to with-profits operationsG1,H13	1,284	—	—	1,284	—	—	—	1,284
Other non-insurance liabilities:G1,H4,H14,H15
Obligations under funding, securities lending and sale and repurchase agreements	2,108	1,374	—	3,482	—	—	—	3,482
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	2,534	47	818	3,399	410	—	—	3,809
Deferred tax liabilities	1,606	1,858	384	3,848	5	19	—	3,872
Current tax liabilities	426	89	85	600	35	580	—	1,215
Accruals and deferred income	271	—	105	376	209	9	—	594
Other creditors	726	532	760	2,018	3,292	1,346	(5,044)	1,612
Provisions	406	10	50	466	127	50	—	643
Derivative liabilities	709	461	146	1,316	49	136	—	1,501
Other liabilities	191	309	306	806	17	54	—	877

Total	8,977	4,680	2,654	16,311	4,144	2,194	(5,044)	17,605

Total liabilities	136,614	53,348	24,775	214,737	4,286	7,472	(5,044)	221,451

Total equity and liabilities	138,581	56,359	26,238	221,178	5,948	5,672	(5,044)	227,754

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

B:    Summary of results (Continued)

(ii)   Position at December 31, 2008

	2008
	Insurance operations
					Asset management operations E2	Unallocated to a segment (central operations)
By operating segment	UK D2	US D3	Asia D4	Total insurance operations			Intra-group eliminations	December 31, 2009 Group total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Assets
Intangible assets attributable to shareholders:
Goodwill	—	—	111	111	1,230	—	—	1,341
Deferred acquisition costs and other intangible assets	134	3,962	1,247	5,343	6	—	—	5,349

TotalH1	134	3,962	1,358	5,454	1,236	—	—	6,690

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	174	—	—	174	—	—	—	174
Deferred acquisition costs and other intangible assets	13	—	113	126	—	—	—	126

TotalH2	187	—	113	300	—	—	—	300

Total	321	3,962	1,471	5,754	1,236	—	—	6,990

Deferred tax assetsH4	513	1,969	101	2,583	160	143	—	2,886
Other non-investment and non-cash assetsH3-H6	4,962	1,819	1,416	8,197	135	3,553	(5,608)	6,277
Investment of long-term business and other operations:
Investment properties	11,959	13	20	11,992	—	—	—	11,992
Investments accounted for using the equity method	—	—	—	—	—	10	—	10
Financial investments:
Loans B4(c)	1,902	5,121	1,705	8,728	1,763	—	—	10,491
Equity securities and portfolio holdings in unit trusts	38,880	15,142	8,077	62,099	23	—	—	62,122
Debt securities B4(c)	58,871	24,249	11,113	94,233	991	—	—	95,224
Other investments	4,160	1,256	144	5,560	462	279	—	6,301
Deposits	6,090	390	750	7,230	64	—	—	7,294

Total investmentsG1,H7,H8	121,862	46,171	21,809	189,842	3,303	289	—	193,434

Properties held for saleH9	—	—	—	—	—	—	—	—
Cash and cash equivalentsH10	2,571	246	1,501	4,318	1,472	165	—	5,955

Total assets	130,229	54,167	26,298	210,694	6,306	4,150	(5,608)	215,542

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

B:    Summary of results (Continued)

	2008
	Insurance operations
						Unallocated to a segment (central operations)
By operating segment	UK D2	US D3	Asia D4	Total insurance operations	Asset management operations E2		Intra-group eliminations	December 31, 2009 Group total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Equity and liabilities
Equity
Shareholders' equityH11	1,655	1,698	2,167	5,520	1,642	(2,104)	—	5,058
Minority interests	47	—	7	54	1	—	—	55

Total equity	1,702	1,698	2,174	5,574	1,643	(2,104)	—	5,113

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilitiesH12	72,756	42,476	20,798	136,030	—	—	—	136,030
Investment contract liabilities with discretionary participation featuresG1	23,367	—	79	23,446	—	—	—	23,446
Investment contract liabilities without discretionary participation featuresG1	11,584	2,885	32	14,501	—	—	—	14,501
Unallocated surplus of with- profits fundsD2fii,H12	8,254	—	160	8,414	—	—	—	8,414

Total policyholder liabilities and unallocated surplus of with-profits fundsnote[d]	115,961	45,361	21,069	182,391	—	—	—	182,391

Core structural borrowings of shareholder-financed operations:H13
Subordinated debt	—	—	—	—	—	1,987	—	1,987
Other	—	173	—	173	—	798	—	971

Total	—	173	—	173	—	2,785	—	2,958

Operational borrowings attributable to shareholder-financed operationsG1,H13	54	511	130	695	4	1,278	—	1,977
Borrowings attributable to with-profits fundsG1,H13	1,308	—	—	1,308	—	—	—	1,308
Other non-insurance liabilities:G1,H4,H14,H15
Obligations under funding, securities lending and sale and repurchase agreements	2,251	3,321	—	5,572	—	—	—	5,572
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	1,536	88	1,154	2,778	1,065	—	—	3,843
Deferred tax liabilities	1,421	1,337	441	3,199	11	19	—	3,229
Current tax liabilities	127	—	76	203	40	599	—	842
Accruals and deferred income	265	—	130	395	205	30	—	630
Other creditors	1,619	529	796	2,944	2,898	1,262	(5,608)	1,496
Provisions	267	23	37	327	97	37	—	461
Derivative liabilities	3,401	863	32	4,296	292	244	—	4,832
Other liabilities	317	263	259	839	51	—	—	890

Total	11,204	6,424	2,925	20,553	4,659	2,191	(5,608)	21,795

Total liabilities	128,527	52,469	24,124	205,120	4,663	6,254	(5,608)	210,429

Total equity and liabilities	130,229	54,167	26,298	210,694	6,306	4,150	(5,608)	215,542

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

B:    Summary of results (Continued)

(b)   Group statement of financial position by business type

	2009							2008
		Shareholder-backed business
By business type	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations E2	Unallocated to a segment (central operations)	Intra-group Eliminations	December 31, 2009 Group total	December 31, 2008 Group total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Assets
Intangible assets attributable to shareholders:
Goodwill	—	—	80	1,230	—	—	1,310	1,341
Deferred acquisition costs and other intangible assets	—	—	4,041	8	—	—	4,049	5,349

TotalH1	—	—	4,121	1,238	—	—	5,359	6,690

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	124	—	—	—	—	—	124	174
Deferred acquisition costs and other intangible assets	106	—	—	—	—	—	106	126

TotalH2	230	—	—	—	—	—	230	300

Total	230	—	4,121	1,238	—	—	5,589	6,990

Deferred tax assetsH4	156	—	2,212	132	208	—	2,708	2,886
Other non-investment and non-cash assetsH3-H6	2,017	630	2,711	718	4,393	(5,044)	5,425	6,277
Investment of long-term business and other operations:
Investment properties	8,759	662	1,484	—	—	—	10,905	11,992
Investments accounted for using the equity method	—	—	6	—	—	—	6	10
Financial investments:
Loansnote[c]	1,887	27	5,427	1,413	—	—	8,754	10,491
Equity securities and portfolio holdings in unit trusts	29,962	38,620	635	137	—	—	69,354	62,122
Debt securitiesnote[c]	47,327	8,848	44,412	1,164	—	—	101,751	95,224
Other investments	3,448	110	1,285	113	176	—	5,132	6,301
Deposits	9,638	746	2,373	63	—	—	12,820	7,294

Total investmentsG1,H7,H8	101,021	49,013	55,622	2,890	176	—	208,722	193,434

Properties held for saleH9	—	—	3	—	—	—	3	—

Cash and cash equivalentsH10	1,421	1,174	847	970	895	—	5,307	5,955

Total assets	104,845	50,817	65,516	5,948	5,672	(5,044)	227,754	215,542

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

B:    Summary of results (Continued)

	2009							2008
		Shareholder-backed business
By business type	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations E2	Unallocated to a segment (central operations)	Intra-group Eliminations	December 31, 2009 Group total	December 31, 2008 Group total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Equity and liabilities
Equity
Shareholders' equityH11	—	—	6,412	1,659	(1,800)	—	6,271	5,058
Minority interests	28	—	1	3	—	—	32	55

Total equity	28	—	6,413	1,662	(1,800)	—	6,303	5,113

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4	86,337	49,391	50,670	—	—	—	186,398	173,977
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)D2fii, H12	10,019	—	—	—	—	—	10,019	8,414

Total policyholder liabilities and unallocated surplus of with-profits fundsnote[d]	96,356	49,391	50,670	—	—	—	196,417	182,391

Core structural borrowings of shareholder-financed operations:H13
Subordinated debt	—	—	—	—	2,691	—	2,691	1,987
Other	—	—	154	—	549	—	703	971

Total	—	—	154	—	3,240	—	3,394	2,958

Operational borrowings attributable to shareholder-financed operationsG1,H13	—	—	571	142	2,038	—	2,751	1,977
Borrowings attributable to with-profits operationsG1,H13	1,284	—	—	—	—	—	1,284	1,308
Deferred tax liabilities	1,420	12	2,416	5	19	—	3,872	3,229
Other non insurance liabilities	5,757	1,414	5,292	4,139	2,175	(5,044)	13,733	18,566

Total liabilities	104,817	50,817	59,103	4,286	7,472	(5,044)	221,451	210,429

Total equity and liabilities	104,845	50,817	65,516	5,948	5,672	(5,044)	227,754	215,542

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

B:    Summary of results (Continued)

(c)   Debt securities and loans

(i)    Information on the credit risks of debt securities

	2009
							2008
	Insurance operations
				Total insurance operations	Asset management	Group total	Group total
	UK	US	Asia
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
S&P—AAA	16,091	3,287	2,259	21,637	469	22,106	27,276
S&P—AA+ to AA-	6,472	846	1,594	8,912	148	9,060	10,885
S&P—A+ to A-	19,693	5,192	1,496	26,381	468	26,849	22,300
S&P—BBB+ to BBB-	12,183	7,659	682	20,524	57	20,581	15,392
S&P—Other	2,667	895	917	4,479	—	4,479	2,607

	57,106	17,879	6,948	81,933	1,142	83,075	78,460

Moody's—Aaa	463	273	134	870	—	870	1,657
Moody's—Aa1 to Aa3	276	43	349	668	19	687	1,056
Moody's—A1 to A3	801	32	309	1,142	2	1,144	1,187
Moody's—Baa1 to Baa3	815	64	40	919	—	919	614
Moody's—Other	339	57	15	411	—	411	307

	2,694	469	847	4,010	21	4,031	4,821

Implicit ratings of RMBS based on NAIC valuations (see below)
NAIC 1	—	747	—	747	—	747	—
NAIC 2	—	105	—	105	—	105	—
NAIC 3-6	—	473	—	473	—	473	—

	—	1,325	—	1,325	—	1,325	—

Fitch	1,022	281	39	1,342	—	1,342	1,065
Other	6,950	2,877	2,150	11,977	1	11,978	10,878

Total debt securities	67,772	22,831	9,984	100,587	1,164	101,751	95,224

        In the table above, with the exception in 2009 of residential mortgage-backed securities within Jackson, Standard & Poor's (S&P) ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative. During 2009, the National Association of Insurance Commissioners in the US revised the regulatory ratings process for more than 20,000 residential mortgage-backed securities. The table above includes these securities, where held by Jackson, using the regulatory ratings levels established by an external third party (PIMCO). Notes D2(c), D3(c), D4(c) and E2 provide further details on the credit risks of debt securities by segment.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

B:    Summary of results (Continued)

(ii)   Group exposure to holdings in asset-backed securities

        The Group's exposure to holdings in asset-backed securities which comprise residential mortgage-backed securities (RMBS), commercial mortgage backed securities (CMBS), CDO funds and other asset-backed securities (ABS), at December 31, 2009 is as follows:

	2009	2008
	£ million	£ million
Shareholder-backed operations:
UK insurance operationsnote (i)	2,044	1,075
US insurance operationsnote (ii)	6,376	7,464
Asian insurance operationsnote (iii)	59	15
Other operationsnote (iv)	326	407

	8,805	8,961

With-profits operations:
UK insurance operationsnote (i)	6,451	4,977
Asian insurance operationsnote (iii)	378	328

	6,829	5,305

Total	15,634	14,266

Notes:

(i)
UK insurance operations

    The UK insurance operations' exposure to asset-backed securities at December 31, 2009 is analyzed as follows:

	2009	2008
	£ million	£ million
Shareholder-backed business (2009: 29% AAA, 24% AA)	2,044	1,075
With-profits operations (2009: 33% AAA, 14% AA)	6,451	4,977

Total	8,495	6,052

      All of the £2,044 million (2008: £1,075 million) exposure of the shareholder-backed business relates to the UK market, primarily to investments held by PRIL. £4,695 million of the £6,451 million (2008: £2,721 million of the £4,977 million) exposure of the with-profits operations relates to exposure to the UK market while the remaining £1,756 million (2008: £2,256 million) relates to exposure to the US market.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

B:    Summary of results (Continued)

(ii)
US insurance operations

    The US insurance operations' exposure to asset-backed securities at December 31, 2009 comprises:

	2009	2008
	£ million	£ million
RMBS:*
Sub-prime (2009: 76% AAA, 1% AA)	194	291
Alt-A (2009: 24% AAA, 5% AA)	443	646
Prime (2009: 82% AAA, 4% AA)	2,679	3,572
CMBS (2009: 46% AAA, 14% AA)	2,104	1,869
CDO funds (2009: 29% AAA, 10% AA)† including £3 million exposure to sub-prime	79	320
Other ABS (2009: 25% AAA, 18% AA), including £nil exposure to sub-prime	877	766

Total	6,376	7,464

*
RMBS ratings refer to the rating implicit within NAIC risk-based capital valuation (see note c(i)).

†
Including the Group's economic interest in Piedmont and other consolidated CDO funds.

      Further details on Jackson's RMBS sub-prime and Alt-A securities are given in note D3(c).

(iii)
Asian insurance operations

    The Asian insurance operations' exposure to asset-backed securities is primarily held by the with-profits operations.

    The £378 million (2008: £328 million) asset-backed securities exposure of the Asian with-profits operations comprises:

	2009	2008
	£ million	£ million
RMBS—all without sub-prime exposure	—	46
CMBS	91	88
CDO funds and other ABS	287	194

Total	378	328

      The £378 million (2008: £328 million) includes £228 million (2008: £259 million) held by investment funds consolidated under IFRS in recognition of the control arrangements for those funds and includes an amount not owned by the Group with a corresponding liability of £61 million (2008: £32 million) on the statement of financial position for net asset value attributable to external unit-holders in respect of these funds, which are non-recourse to the Group. Of the £378 million, 72 per cent (2008: £328 million, 70 per cent) are investment graded by Standard & Poor's.

(iv)
Other operations

    Other operations' exposure to asset-backed securities at December 31, 2009 is held by Prudential Capital and comprises:

	2009	2008
	£ million	£ million
RMBS: Prime (2009: 92% AAA, 8% AA)	91	106
CMBS (2009: 48% AAA, 18% AA)	193	230
CDO funds and other ABS	42	71

Total	326	407

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

B:    Summary of results (Continued)

(iii)
Loans

        Information on the credit quality of the portfolio of loans, which almost wholly is for amounts which are neither past due or impaired is shown in notes D2, D3, D4 and E2. Details of allowances for loans, losses and amounts past due are shown in notes G1 and G2. No additional analysis is provided of the element of loans and receivables that were neither past due nor impaired from those of the total portfolio on the grounds of the immateriality of the difference between the neither past due nor impaired element and the total portfolio.

(d)   Reconciliation of movement in policyholder liabilities and unallocated surplus of with-profits funds

        A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of the Group from the beginning of the year to the end of the year is as follows:

	Insurance operations
				Total insurance operations
	UK	US	Asia
	£ million	£ million	£ million	£ million
At January 1, 2008	138,290	34,848	17,179	190,317
Premiums	9,372	6,728	4,162	20,262
Surrenders	(4,281)	(3,852)	(1,191)	(9,324)
Maturities/Deaths	(8,324)	(564)	(354)	(9,242)

Net cash flows	(3,233)	2,312	2,617	1,696
Shareholders' transfers post tax	(284)	—	(23)	(307)
Investment-related items and other movements	(16,331)	(4,552)	(4,293)	(25,176)
Foreign exchange translation differences	(2,481)	12,753	5,589	15,861

At December 31, 2008/January 1, 2009	115,961	45,361	21,069	182,391
Premiums	6,867	9,177	3,807	19,851
Surrenders	(3,971)	(3,255)	(1,201)	(8,427)
Maturities/Deaths	(7,239)	(733)	(342)	(8,314)

Net cash flows	(4,343)	5,189	2,264	3,110
Shareholders' transfers post tax	(202)	—	(20)	(222)
Changes in reserving basis in Malaysia	—	—	(63)	(63)
Assumption changes (shareholder-backed business)	(46)	—	(4)	(50)
Investment-related items and other movements	14,118	2,986	4,242	21,346
Foreign exchange translation differences	707	(5,225)	(2,069)	(6,587)
Disposal of Taiwan agency business	—	—	(3,508)	(3,508)

At December 31, 2009	126,195	48,311	21,911	196,417

        The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

B:    Summary of results (Continued)

        Premiums, surrenders and maturities/deaths represent the amounts impacting policyholder liabilities and may not represent the total cash paid/received (for example, premiums are net of any deductions to cover acquisition costs).

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

        The Group's internal control processes are detailed in the Group Governance Manual. This is supported by the Group risk framework, which provides an overview of the Group-wide philosophy and approach to risk management. Where appropriate, more detailed policies and procedures have been developed at Group and/or business unit levels. These include Group-wide mandatory policies on certain operational risks, including: health, safety, fraud, money laundering, bribery, business continuity, information security and operational security, and policies on certain financial risks. Additional guidelines are provided for some aspects of actuarial and financial activity.

        Prudential's risk governance framework requires that all of the Group's businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The risk governance framework is based on the concept of 'three lines of defence': Risk management; risk oversight and independent assurance. Primary responsibility for strategy, performance management and risk control lies with the Board, the Group Chief Executive and the chief executives of each business unit. Risk oversight is provided by Group-level risk committees, chaired by the Group Chief Risk Officer or the Chief Financial Officer. Independent assurance on the Group's and business unit internal control and risk management systems is provided by Group-wide Internal Audit reporting to the Group and business unit audit committees.

        The Group's risk reporting framework forms an important part of the Group's business planning process. Business units review their risks as part of the annual preparation of their business plans and review opportunities and risks against business objectives regularly with Group executive management.

        Additional information on the Group's risk framework is included in the risk and capital management section under Group Risk Framework in Item 4 'Information on the Company'.

        The management of the risk attached to the Group's financial instruments and insurance liabilities, together with the inter-relationship with the management of capital may be summarized in the following sections.

(b)   Group risk appetite

        The Group risk appetite framework sets out the Group's tolerance to risk management and return optimization. The Group defines and monitors aggregate risk limits for its earnings volatility and its capital requirements based on financial and non-financial stresses.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

C:    Group risk management (Continued)

(i)    Earnings volatility:

        The objectives of the limits are to ensure that (a) the volatility of earnings is consistent with stakeholder expectations, (b) the Group has adequate earnings (and cash flows) to service debt and expected dividends and (c) that earnings (and cash flows) are managed properly across geographies and are consistent with the Group's funding strategies. The two measures used currently are European Embedded Value (EEV) operating profit based on longer-term investment returns and International Financial Reporting Standards (IFRS) operating profit based on longer-term investment returns. Additionally, EEV and IFRS total profits are also assessed.

(ii)   Capital requirements:

        The objectives of the limits are to ensure that (a) the Group meets the internal economic capital requirements at all times, (b) the Group achieves its desired target rating to meet its business objectives and (c) supervisory intervention is avoided. The two measures used are EU Insurance Groups Directive (IGD) capital requirements and internal economic capital requirements. In addition we also monitor capital requirements on a local statutory basis.

        Business units must establish suitable market, credit, underwriting and liquidity limits that maintain financial risk exposures within the defined Group risk appetite.

        The Group's risk appetite framework forms an integral part of its annual business planning cycle. Throughout the year, the Group risk function monitors the Group's risk profile against the agreed limits. Using submissions from business units, Group risk function calculates the Group's aggregated position (allowing for diversification effects between business units) relative to the limits determined by the risk appetite statements.

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

(c)   Risk mitigation and hedging

        The Group manages its actual risk profile against its tolerance of risk. To do this, the Group maintains risk registers that include details of the identified risks and of the controls and mitigating actions employed in managing them. Any mitigation strategies involving large transactions, such as a material derivative transaction, are subject to scrutiny at Group level before implementation.

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

December 31, 2009

C:    Group risk management (Continued)

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

C:    Group risk management (Continued)

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

(d)   Risk exposures

        The Group publishes separately within 'Additional Information' of its Form 20-F a section on key risk factors, which discusses inherent risks in the business and trading environment.

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

Foreign exchange risk

        Prudential faces foreign exchange risk, primarily because its presentation currency is pounds sterling, whereas approximately 62 per cent of Prudential's operating profit from continuing operations based on longer-term investment returns, as described in note B1, for the year ended December 31, 2009, came from US and Asian operations. The exposure relating to the translation of reported earnings is not separately managed although its impact is reduced by interest payments on foreign currency borrowings and by the adoption of average exchange rates for the translation of foreign currency revenues.

        Approximately 77 per cent of the Group's IFRS basis shareholders' equity at December 31, 2009 arose in Prudential's US and Asian operations (2008: approximately 83 per cent; 2007: approximately 70 per cent). To mitigate the exposure of the US component there are US$1.55 billion of borrowings held centrally, which are formally designated as net investment hedges at December 31, 2009. Net of

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

C:    Group risk management (Continued)

the currency position arising from these borrowings some 52 per cent of the Group's shareholders' funds are represented by net assets in currencies other than sterling.

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

        Further analysis of the credit quality of debt securities held by the Group is shown in note B5. Additional details on the credit quality of the debt security portfolios of UK, US and Asian insurance operations are shown in notes D2, D3 and D4, respectively.

(iii)   Liquidity risk

        The assets of insurers are in general relatively liquid whilst liabilities to policyholders are mainly illiquid. Accordingly, for insurers, the focus is on parent capital and liquidity measures. Prudential regularly monitors and analyses its liquidity position at the Group level and performs stress tests of this position. For Prudential, liquidity risk is the risk that though solvent on a statement of financial position basis, the Group either does not have the financial resources to meet its obligations as they fall due or can secure such resources only at excessive cost. The liquidity of the Group is monitored on a monthly basis by comparing the predicted cash needs of the Group centre to meet corporate and financing costs (net of expected dividends from the business units) to the liquid resources available to it. These liquid resources include cash held and cash that could be raised through internal resources (for example by repoing unencumbered bonds). Base case and stress scenarios are reported monthly to the Balance Sheet and Capital Management Committee. The main stress is the assumption that the external financing markets are completely closed to Prudential, so no new external funding can be obtained, and existing funding cannot be rolled over. In addition, Group liquidity risk reports are prepared regularly. In summary, these address the sufficiency of external back-up lines, internal sources of liquidity, and monitor how external liabilities and other commitments over the next 12 months compare with internal and external sources. Currently, the parent company has significant internal resources of liquidity which are sufficient to meet all of its foreseeable future needs without having to utilize external funding. The Group maintains committed facilities that include £1.4 billion of undrawn syndicated committed banking facility and two £100 million bi-lateral facilities on the same terms, maturing in 2011 and 2012 respectively, as well as a committed £500 million annually renewable securities lending back-up facility.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

C:    Group risk management (Continued)

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

        For example, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its UK annuity business where, in exchange for their accumulated pension fund, pension annuity policyholders receive a guaranteed payment, for as long as they live. Prudential conducts extensive research into longevity risk using data from its substantial annuitant portfolio. As part of its pension annuity pricing and reserving policy, Prudential UK assumes that current rates of mortality continuously improve over time at levels based on adjusted data from the Continuous Mortality Investigations (CMI) projections as published by the Institute and Faculty of Actuaries.

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

(v)   Non-financial risks—operational, business environment and strategic risk

        Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people, systems or from external events. Business environment risk may arise from exposure to forces in the external environment that could significantly change the fundamentals that drive the business' overall objectives and strategy. Strategic risk may arise from ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group's capabilities.

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

        The Group uses the qualitative and quantitative analysis of operational risk exposures material to the Group to support business decisions, to inform overall levels of capital held and to assess the adequacy of the corporate insurance program.

(e)   Regulatory capital requirements

        Regulatory capital requirements apply at an individual company level for the Group's life assurance and asset management business. These are described in sections D5 and E3 respectively.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

C:    Group risk management (Continued)

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

        The FSA has established a structure for determining how much hybrid debt can count as capital which is similar to that used for banks. It categorizes capital as Tier 1 (equity and preference shares), Upper Tier 2 and Lower Tier 2. Up to 15 per cent of Tier 1 capital can be in the form of hybrid debt and is called 'Innovative Tier 1'. At December 31, 2009 the Group held £1,422 million (2008: £1,059 million) of Innovative Tier 1 capital in the form of perpetual securities, £nil of Upper Tier 2 for all years and £1,423 million (2008: £1,101 million) of Lower Tier 2 capital. The increase in these amounts arises from the issue in May 2009 of £400 million of subordinated debt (Lower Tier 2), the issue in July 2009 of $750 million perpetual subordinated capital securities (Innovative Tier 1) and exchange rate movements during 2009. Further details on these amounts and other Group borrowings are shown in note H13.

        At December 31, 2008 Prudential met the requirements of the IGD with £1.5 billion of surplus capital before allowing for the final dividend. In addition, during 2009, Prudential met the requirements of the FSA under the IGD. At December 31, 2009, Prudential met the requirements of the IGD. The IGD position as at December 31, 2009 is that the surplus capital under the test was £3.4 billion before allowing for the 2009 final dividend giving a solvency ratio of 283 per cent. The main components of the increase in IGD surplus during 2009 are:

  •
  Net capital generation mainly through operating earnings (in-force releases less investment in new business) of £1.1 billion;

  •
  the sale of the Taiwan agency business (increasing IGD surplus by £0.8 billion);

  •
  the hybrid debt issues in May and July (increasing IGD surplus by £0.9 billion);

  •
  an additional recognition of £0.4 billion in respect of part of the shareholders' interest in the future transfers from the PAC with-profits fund, recognition of £0.2 billion of future profits in the UK and Hong Kong and other intra-group capital efficiencies of £0.3 billion;

  •
  offset by dividend payments, external financing costs and other central costs, credit related impacts in the US, impacts from regulatory changes and foreign exchange movements.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

C:    Group risk management (Continued)

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

        Prudential's detailed understanding of risk adjusted performance allows Prudential to manage proactively its allocation of capital to write new business to maximize risk adjusted value creation.

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

December 31, 2009

D:    Life assurance business (Continued)

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

        The accounting for the investment contracts of UK insurance operations and Jackson's GICs and funding agreements are considered in turn below:

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

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

(b)   Concentration of risk

(i)    Business accepted

        The Group's exposure to life assurance risks is well diversified. This is achieved through the geographical spread of the Group's operations and, within those operations, through a broad mix of product types.

        As part of the risk management framework, the Group regularly monitors concentration of risk using a variety of risk monitoring tools including:

  •
  Scenario testing and sensitivity analysis of the Group capital and profitability metrics involving IGD, Group economic capital, EEV and IFRS help identify concentrations of risks by risk types, products and business units, as well as the benefits of diversification of risks.

        An example of the diversification benefits for Prudential is that adverse scenarios do not affect all business units in the same way, providing natural hedges within the Group. For example, the Group's US business is sensitive to increasing interest rates, whereas, in contrast, several business units in Asia benefit from increasing rates. Conversely, these Asian business units are sensitive towards low interest rates, whereas certain products in the US benefit from falling interest rates. The economic capital framework also takes into account situations where factors are correlated, for example the extent of correlation between UK and US economies.

  •
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

(ii)   Ceded business

        The Group cedes certain business to other insurance companies. Although the ceding of insurance does not relieve the Group of liability to its policyholders, the Group participates in such agreements for the purpose of managing its loss exposure. The Group evaluates the financial condition of its reinsurers

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

and monitors concentration of credit risk from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure from reinsurer insolvencies. There are no significant concentrations of reinsurance risk. At December 31, 2009, 98 per cent (2008: 98 per cent) of the reinsurance recoverable insurance assets were ceded by the Group's UK and US operations, of which 92 per cent (2008: 93 per cent) of the balance were from reinsurers with Standard & Poor's rating A- and above.

(c)   Guarantees

        Notes D2(d), D3(d) and D4(d) provide details of guarantee features of the Group's life assurance products. In the UK, guarantees of the with-profits products are valued for accounting purposes on a market consistent basis for 2009 as described in section D2(f)(ii). The UK business also has products with guaranteed annuity option features, mostly within SAIF, as described in section D2(d). There is little exposure to financial options and guarantees in the shareholder-backed business of the UK operations. The US business annuity products have a variety of option and guarantee features as described in Section D3(d). Jackson's derivative program seeks to manage the exposures as described in Section D3(e). The Group's exposure to guarantees was significantly reduced during 2009 as a result of the disposal of the Taiwan agency business.

(d)   Sensitivity of IFRS basis profit or loss and equity to market and other risks

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

        Three key points are to be noted, namely:

  •
  The Group's with-profits and unit-linked funds absorb most market risk attaching to the funds' investments. Except for second order effects, for example on asset management fees and shareholders' share of cost of bonuses for with-profits business, shareholder results are not directly affected by market value movements on the assets of these funds;

  •
  the Group's shareholder results are most sensitive to market risks for assets of shareholder-backed business; and

  •
  the main exposures of the Group's IFRS basis results to market risk for life assurance operations on investments of shareholder-backed business are for debt securities.

        The most significant items for which the IFRS basis shareholders' profit or loss and equity for the Group's life assurance business is sensitive to these variables are shown in the following tables. The distinction between direct and indirect exposure is not intended to indicate the relative size of the sensitivity.

Market and credit risk
Type of business	Investments/ derivatives	Liabilities/ unallocated	Other exposure	Insurance and lapse risk
UK insurance operations (see also section D2(i))
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

December 31, 2009

D:    Life assurance business (Continued)

Market and credit risk
Type of business	Investments/ derivatives	Liabilities/ unallocated	Other exposure	Insurance and lapse risk
US insurance operations (see also section D3(i))
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

December 31, 2009

D:    Life assurance business (Continued)

Market and credit risk
Type of business	Investments/ derivatives	Liabilities/ unallocated	Other exposure	Insurance and lapse risk
Asian insurance operations (see also section D4(i))
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

(ii)   IFRS shareholder results—Exposures for market and other risk

Key Group exposures

        The IFRS operating profit based on longer-term investment returns for UK insurance operations has high potential sensitivity for changes to longevity assumptions affecting the carrying value of liabilities to policyholders for shareholder-backed annuity business. In addition, at the total IFRS profit level the result is sensitive to temporary value movements on assets backing IFRS equity.

        For Jackson at the level of operating profit based on longer-term investment returns, the results are sensitive to market conditions to the extent of income earned on spread-based products and equity-based exposure not mitigated by the equity and interest derivative programs. Further information is given below under the US operations section of market and credit risk.

        Jackson's derivative program is used to substantially mitigate equity market risk attaching to its equity-based products and interest rate risk associated with its spread-based products. Movements in interest rates and credit spreads materially affect the carrying value of derivatives which are used to manage the liabilities to policyholders and backing investment assets of fixed annuity and other general account business. Combined with the use of US GAAP measurement (as grandfathered under IFRS 4) for the asset and liabilities for the insurance contract liabilities, which is largely insensitive to current period market movements, the Jackson total profit (i.e. including short-term fluctuations in investment returns) is very sensitive to market movements. In addition to these effects the Jackson IFRS equity is sensitive to the impact of interest rate and credit spread movements on the value of fixed income

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

securities. Movements in unrealized appreciation on these securities are included as movement in equity (i.e. outside the income statement).

        For Asian operations, the operating profit based on longer-term investment returns is mainly affected by the impact of market levels on unit-linked business persistency, and other insurance risk.

        At the total IFRS profit level the Asian result is affected by short-term value movements on the asset portfolio for non-linked shareholder-backed business.

        M&G profits are affected primarily by movements in the growth in funds under management and by the effect of any impairment on the loan book and fair value movements on debt securities held by Prudential Capital.

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

  •
  Prudential Annuities Limited (PAL)

    PAL's business is not with-profits, it writes annuity business. However, as PAL is owned by the PAC with-profits sub-fund, changes in the carrying value of PAL's assets and liabilities are reflected in the liability for unallocated surplus which as described above, do not affect shareholder results.

  •
  Scottish Amicable Insurance Fund (SAIF)

    SAIF is a ring-fenced fund in which, apart from asset management fees, shareholders have no interest. Accordingly, the Group's IFRS profit and equity are insensitive to the direct effects of market risk attaching to SAIF's assets and liabilities.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

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

    Except to the extent of any asset/liability duration mismatch which is reviewed regularly, and exposure to credit risk, the sensitivity of the Group's results to market risk for movements in the carrying value of PRIL's liabilities and covering assets is broadly neutral on a net basis.

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

    The principal items affecting the IFRS results for PRIL are mortality experience and assumptions, and credit risk.

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

  •
  Other shareholder-backed unit-linked business

    Due to the matching of policyholder liabilities to attaching asset value movements, the UK unit-linked business is not directly affected by market or credit risk. The principal factor affecting the IFRS results is investment performance through asset management fees.

US insurance operations (Jackson)

        The IFRS basis results of Jackson are highly sensitive to market risk on the assets covering liabilities other than variable annuity business segregated in the separate accounts.

        Invested assets covering liabilities (other than the separate accounts) and related capital comprise principally debt securities classified as available-for-sale. Value movements for these securities are reflected as movements in shareholders' equity through the statement of comprehensive income. Other

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

invested assets and derivatives are carried at fair value with the value movements reflected in the income statement.

        By contrast, the IFRS insurance liabilities for business written by Jackson, by the application of grandfathered GAAP under IFRS 4, are measured on US GAAP bases which with the exception of certain items covered by the equity hedging program, are generally insensitive to temporary changes in market conditions or the short-term returns on the attaching asset portfolios.

        These differences in carrying value of debt securities, other invested assets, derivatives and insurance liabilities give rise to potentially significant volatility in the IFRS income statement and shareholders' equity. As with other shareholder-backed business the profit or loss for Jackson is presented in the Group's segmental analysis of profit as described in note B1, by distinguishing the result for the year between an operating result based on longer-term investment returns and short-term fluctuations in investment returns. In this way the most significant direct effect of market changes that have taken place to the Jackson result are separately identified.

        Excluding these short-term effects, the factors that most significantly affect the Jackson IFRS operating result based on long-term investment returns are:

  •
  Variable annuity business—net effect of market risk arising from the incidence and valuation of guarantee features and variability of asset management fees offset by derivative hedging performance. The net effect of market risk in Jackson's guarantees and derivatives included in operating result excludes the impact of changes in market implied volatility. Further movements in reserves for guarantees reflected in operating result are also based on a discount rate using a long-term average Corporate AA credit curve instead of the actual Corporate AA credit curve at the valuation date. The derivative hedging program is designed to be economically effective and there can be some accounting mis-matches for those guarantee features which are not economically valued under grandfathered US GAAP, for example guaranteed minimum death benefits. These accounting mis-matches are magnified in periods of market dislocation;

  •
  fixed annuity business—the spread differential between the earned rate and the rate credited to policyholders; and

  •
  fixed index annuity business—the spread differential between the earned rate and the rate credited to policyholders and incidence of equity index participation features, net of the related hedging performance.

        In addition, the total profit for Jackson is affected by the level of impairment losses on the debt securities portfolios, short-term value movements on derivatives held to manage the fixed annuity and other general account business, other temporary value movements on portfolio investments classified as fair value through profit and loss, and those arising on revaluing the embedded derivative components of variable annuity liabilities for the effects of short-term movements in AA corporate bond rate curves and equity volatility levels.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

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

        This sensitivity is primarily reflected through the volatility of asset returns coupled with the fact that the accounting carrying value of liabilities to policyholders are only partially sensitive to changed market conditions. As for UK shareholder-backed operations and Jackson, the IFRS profit is distinguished in the Group's segmental analysis so as to distinguish operating profits based on longer-term investment returns and short-term fluctuations in investment returns.

Insurance and lapse risk

        The features described above cover the main sensitivities of IFRS profit and loss and equity for market, insurance and credit risk. Lapse and longevity risk may also be a key determination of IFRS basis results with variable impacts.

        In the UK, adverse persistency experience can affect the level of profitability from with-profits and unit-linked business. For with-profits business in any given year, the amount represented by the shareholders' share of cost of bonus may only be marginally affected. However, altered persistency trends may affect future expected shareholder transfers.

        By contrast, Group IFRS operating profit is particularly sensitive to longevity outlook that results in changes of assumption for the UK shareholder-backed annuity business.

        Jackson is sensitive to lapse risk. However, Jackson uses swaption derivatives to ameliorate the effect of a sharp rise in interest rates, which would be the most likely cause of a sudden change in policyholder behavior.

        In Asia adverse persistency experience can impact the IFRS profitability of certain business written in the region. This risk is managed at a business unit level through monthly monitoring of experience and the implementation of management actions as necessary. These actions could include product enhancements, increased management focus on premium collection as well as other customer retention efforts. The potential financial impact of lapses is often mitigated through the specific features of the products, e.g. surrender charges.

(iii)   Impact of diversification on risk exposure

        The Group enjoys significant diversification benefits. This arises because not all risk scenarios will happen at the same time and across all geographic regions. The Group tests the sensitivities of results to different correlation factors such as:

        Correlation across geographic regions

  •
  Financial risk factors

  •
  Non-financial risk factors.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

        Correlation across risk factors

  •
  Longevity risk

  •
  Expenses

  •
  Persistency

  •
  Other risks.

        The effect of Group diversification is to significantly reduce the aggregate standalone volatility risk to IFRS operating profit based on longer-term investment returns. The effect is almost wholly explained by the correlations across risk types, in particular longevity risk.

(e)   Duration of liabilities

        Under the terms of the Group's contracts, as for life assurance contracts generally, the contractual maturity date is the earlier of the end of the contract term, death, other insurable events or surrender. The Group has therefore chosen to provide details of liability duration that reflect the actuarially determined best estimate of the likely incidence of these factors on contract duration. Details are shown in sections D2(j), D3(j) and D4(j).

        In the years 2005 to 2009, claims paid on the Group's life assurance contracts including those classified as investment contracts under IFRS 4 ranged from £13 billion to £19 billion. Indicatively, it is to be expected that, of the Group's policyholder liabilities (excluding unallocated surplus) at December 31, 2009 of £186.4 billion, the amounts likely to be paid in 2010 will be of a similar magnitude.

D2:    UK insurance operations

(a)   Summary statement of financial position

        In order to explain the different types of UK business and fund structure, the statement of financial position of the UK insurance operations may be analyzed by the assets and liabilities of the Scottish Amicable Insurance Fund (SAIF), the PAC with-profits sub-fund (WPSF), unit-linked assets and liabilities

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

and annuity (principally PRIL) and other business. The assets and liabilities of these funds and subsidiaries are shown in the table below.

	PAC with-profits sub-fund note i				Other funds and subsidiaries
								UK insurance operations
	Scottish Amicable Insurance Fund note ii
		Excluding Prudential Annuities Limited	Prudential Annuities Limited note iii		Unit-linked assets and liabilities	Annuity and other long-term business
				Total note iv			Total	2009 Total	2008 Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangible assets	—	—	—	—	—	127	127	127	134

	—	—	—	—	—	127	127	127	134

Intangible assets attributable to PAC with-profits fund:
In respect of acquired subsidiaries for venture fund and other investment purposes	—	124	—	124	—	—	—	124	174
Deferred acquisition costs	2	7	—	7	—	—	—	9	13

	2	131	—	131	—	—	—	133	187

Total	2	131	—	131	—	127	127	260	321

Deferred tax assets	2	84	70	154		136	136	292	513
Other non-investment and non-cash assets	419	1,020	344	1,364	547	744	1,291	3,074	4,962

Investments of long-term business and other operations:
Investment properties	710	7,330	719	8,049	662	1,440	2,102	10,861	11,959
Investment accounted for using the equity method	—	—	—	—	—	4	4	4	—
Financial investments:
Loansnote v	138	825	143	968	—	709	709	1,815	1,902
Equity securities and portfolio holdings in unit trusts	2,994	23,062	215	23,277	10,757	23	10,780	37,051	38,880
Debt securitiesnote D2(c)	4,797	25,358	12,184	37,542	6,386	19,047	25,433	67,772	58,871
Other investmentsnote vi	340	2,879	156	3,035	66	189	255	3,630	4,160
Deposits	869	8,378	377	8,755	550	1,383	1,933	11,557	6,090

Total investments	9,848	67,832	13,794	81,626	18,421	22,795	41,216	132,690	121,862

Cash and cash equivalents	214	948	34	982	939	130	1,069	2,265	2,571

Total assets	10,485	70,015	14,242	84,257	19,907	23,932	43,839	138,581	130,229

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

	PAC with-profits sub-fund note (i)				Other funds and subsidiaries			UK insurance operations
	Scottish Amicable Insurance Fund note (ii)
		Excluding Prudential Annuities Limited	Prudential Annuities Limited note (iii)	Total note (iv)	Unit-linked assets and liabilities	Annuity and other long-term business	Total	2009 Total	2008 Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Equity and liabilities
Equity
Shareholders' equity	—	—	—	—	—	1,939	1,939	1,939	1,655
Minority interests	—	28	—	28	—	—	—	28	47

Total equity	—	28	—	28	—	1,939	1,939	1,967	1,702

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	9,972	55,588	11,969	67,557	19,035	19,665	38,700	116,229	107,707
Unallocated surplus of with-profits funds (reflecting application of 'realistic' provisions for UK regulated with-profits funds)	—	8,421	1,545	9,966	—	—	—	9,966	8,254

Total	9,972	64,009	13,514	77,523	19,035	19,665	38,700	126,195	115,961

Operational borrowings attributable to shareholder-financed operations	—	—	—	—	—	158	158	158	54
Borrowings attributable to with-profits funds	118	1,166	—	1,166	—	—	—	1,284	1,308
Deferred tax liabilities	66	807	281	1,088	—	452	452	1,606	1,421
Other non-insurance liabilities:	329	4,005	447	4,452	872	1,718	2,590	7,371	9,783

Total liabilities	10,485	69,987	14,242	84,229	19,907	21,993	41,900	136,614	128,527

Total equity and liabilities	10,485	70,015	14,242	84,257	19,907	23,932	43,839	138,581	130,229

Notes

(i)
For the purposes of this table and subsequent explanation, references to the PAC WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund, which includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on December 1, 2007 (with assets of approximately £1.7 billion). Profits to shareholders on this with-profits annuity business emerge on a 'charges less expenses' basis and policyholders are entitled to 100 per cent of the investment earnings.

(ii)
SAIF is a separate sub-fund within the PAC long-term business fund.

(iii)
Wholly-owned subsidiary of the PAC WPSF that writes annuity business.

(iv)
Excluding policyholder liabilities of the Hong Kong branch of PAC.

(v)
The loans of the Group's UK insurance operations of £1,815 million (2008: £1,902 million) comprise loans held by the PAC WPSF of £1,106 million (2008: £1,345 million) and loans held by shareholder-backed business of £709 million (2008: £557 million). The loans held by the PAC WPSF comprise mortgage loans of £145 million, policy loans of £24 million and other loans of £937 million (2008: £150 million, £29 million and £1,166 million respectively). The mortgage loans are collateralized by properties. Other loans held by the PAC with-profits fund are all commercial loans and comprise mainly syndicated loans. The loans held by the UK shareholder-backed business comprise mortgage loans collateralized by properties of £702 million (2008: £551 million) and other loans of £7 million (2008: £6 million).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

(vi)
Other investments comprise:

	2009	2008
	£ million	£ million
Derivative assets*note G3	910	1,326
Partnerships in investment pools and other†	2,720	2,834

	3,630	4,160

*	In the UK, Prudential uses derivatives to reduce equity and credit risk, interest rate and currency exposures, and to facilitate efficient portfolio management. After derivative liabilities of £709 million (2008: £3,401 million), which are also included in the statement of financial position, the overall derivative position was a net asset of £201 million (2008: net liability of £2,075 million).
†

Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily venture fund investments and investment in property funds and limited partnerships.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

(b)   Reconciliation of movement in policyholder liabilities and unallocated surplus of with-profits fund

        A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations from the beginning of the year to the end of the year is as follows:

		Other funds and subsidiaries
	SAIF and PAC with-profits sub-fund	Unit-linked liabilities	Annuity and other long-term business	UK insurance operations Total
	£ million	£ million	£ million	£ million
At January 1, 2008	103,772	18,977	15,541	138,290
Premiums	3,157	2,435	3,780	9,372
Surrenders	(2,336)	(1,838)	(107)	(4,281)
Maturities/Deaths	(6,309)	(666)	(1,349)	(8,324)

Net cash flowsnote (a)	(5,488)	(69)	2,324	(3,233)
Shareholders transfers post tax	(284)	—	—	(284)
Switches	(360)	360	—	—
Assumption changes (shareholder-backed business)note D2(h)note (c)	—	—	447	447
Investment-related items and other movements	(13,049)	(2,952)	(777)	(16,778)
Foreign exchange translation differences	(2,483)	2	—	(2,481)

At December 31, 2008/January 1, 2009	82,108	16,318	17,535	115,961
Premiums	3,271	1,860	1,736	6,867
Surrenders	(2,394)	(1,535)	(42)	(3,971)
Maturities/Deaths	(5,147)	(670)	(1,422)	(7,239)

Net cash flowsnote (a)	(4,270)	(345)	272	(4,343)
Shareholders transfers post tax	(202)	—	—	(202)
Switches	(270)	270	—	—
Assumption changes (shareholder-backed business)note D2(h)note (c)	—	—	(46)	(46)
Investment-related items and other movementsnote (b)	9,365	2,849	1,904	14,118
Foreign exchange translation differences	764	(57)	—	707

At December 31, 2009	87,495	19,035	19,665	126,195

Notes

(a)
Net cash flows of negative £4,343 million have increased from negative £3,233 million in 2008, principally as a result of a decrease in premiums following the decision to limit bulk annuity transactions in the period.

(b)
Investment-related items and other movements of £14,118 million across fund types reflected the strong performance of UK equity markets in 2009, as well as the increase in value of debt securities and the reversal of unrealized losses on property investments recorded in 2008.

(c)
Assumption changes principally represent the net impact of changes to the deflation reserve, expense assumptions and modeling changes.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

(c)   Information on credit risk of debt securities

        The following table summarizes by rating the securities held by UK insurance operations as at December 31, 2009 and 2008:

					Other funds and subsidiaries
		PAC with-profits sub-fund
					Unit- linked assets and liabilities		Other annuity and other long-term business	UK insurance operations
	Scottish Amicable Insurance Fund	Excluding Prudential Annuities Limited
			Prudential Annuities Limited	Total		PRIL		2009 Total	2008 Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
S&P—AAA	1,018	4,594	2,531	7,125	2,451	4,702	795	16,091	18,981
S&P—AA+ to AA-	399	2,242	1,131	3,373	765	1,716	219	6,472	6,012
S&P—A+ to A-	1,210	6,954	3,685	10,639	1,788	5,366	690	19,693	15,929
S&P—BBB+ to BBB-	1,124	6,141	1,287	7,428	905	2,276	450	12,183	7,413
S&P—Other	316	1,618	168	1,786	360	182	23	2,667	1,033

	4,067	21,549	8,802	30,351	6,269	14,242	2,177	57,106	49,368

Moody's—Aaa	59	252	51	303	4	76	21	463	681
Moody's—Aa1 to Aa	18	108	40	148	—	85	25	276	833
Moody's—A1 to A3	36	181	290	471	—	251	43	801	678
Moody's—Baa1 to Baa3	65	324	258	582	—	141	27	815	454
Moody's—Other	27	140	61	201	—	102	9	339	162

	205	1,005	700	1,705	4	655	125	2,694	2,808

Fitch	46	300	331	631	—	314	31	1,022	560
Other	479	2,504	2,351	4,855	113	1,423	80	6,950	6,135

Total debt securities	4,797	25,358	12,184	37,542	6,386	16,634	2,413	67,772	58,871

        Where no external ratings are available, internal ratings produced by the Group's asset management operation, which are prepared on the Company's assessment of a comparable basis to external ratings, are used where possible. Of the £6,950 million total debt securities held in 2009 (2008: £6,135 million) which are not externally rated, £2,190 million were internally rated AAA to A-, £3,445 million were internally rated BBB to B- and £1,315 million were rated below B- or unrated (2008: £2,325 million, £3,149 million and £661 million respectively). The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them. Of the £1,503 million PRIL and other annuity and long-term business investments which are not externally rated, £15 million were internally rated AAA, £88 million AA, £495 million A, £647 million BBB, £123 million BB and £135 million were internally rated B+ and below.

        As detailed in note D2(i) below, the primary sensitivity of IFRS basis profit or loss and shareholders' equity relates to non-linked shareholder-backed business which covers 'PRIL' and 'other annuity and long-term business' in the table above.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

(d)   Products and guarantees

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

(i)    With-profits products and PAC with-profits sub-fund

        Within the statement of financial position of UK insurance operations at December 31, 2009, as shown in note D2(a), there are policyholder liabilities and unallocated surplus of £77.5 billion (2008: £72.1 billion) that relate to the WPSF. These amounts include the liabilities and capital of Prudential Annuities Limited, a wholly owned subsidiary of the fund. The WPSF mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The WPSF's profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation.

        The WPSF held a provision of £31 million at December 31, 2009 (2008: £42 million) to honor guarantees on a small amount of guaranteed annuity products. SAIF's exposure to guaranteed annuities is described below.

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

        The main factors that influence the determination of bonus rates are the return on the investments of the with-profits fund, inflation, taxation, the expenses of the fund chargeable to policyholders and the degree to which investment returns are smoothed. The overall rate of return earned on investments and the expectation of future investment returns are the most important influences on bonus rates.

        A high proportion of the assets backing the with-profits business are invested in equities and real estate. If the financial strength of the with-profits business is affected, then a higher proportion of fixed interest or similar assets might be held by the fund.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

        Further details on the determination of the two types of the bonuses: 'regular' and 'final', the application of significant judgment, key assumptions and the degree of smoothing of investment returns in determining the bonus rates are provided below.

Regular bonus rates

        For regular bonuses, the bonus rates are determined for each type of policy primarily by targeting the bonus level at a prudent proportion of the long-term expected future investment return on underlying assets. The expected future investment return is reduced as appropriate for each type of policy to allow for items such as expenses, charges, tax and shareholders' transfers. However, the rates declared may differ by product type, or by the date of payment of the premium or date of issue of the policy or if the accumulated annual bonuses are particularly high or low relative to a prudent proportion of the achieved investment return.

        When target bonus levels change the PAC Board has regard to the overall strength of the long-term fund when determining the length of time over which it will seek to achieve the amended prudent target bonus level.

        In normal investment conditions, PAC expects changes in regular bonus rates to be gradual over time, and these are not expected to exceed one per cent per annum over any year. However, the PAC Directors retain the discretion whether or not to declare a regular bonus each year, and there is no limit on the amount by which regular bonus rates can change.

Final bonus rates

        A final bonus which is normally declared yearly may be added when a claim is paid or when units of a unitized product are realized.

        The rates of final bonus usually vary by type of policy and by reference to the period, usually a year, in which the policy commences or each premium is paid. These rates are determined by reference to the asset shares for the sample policies but subject to the smoothing approach, explained below.

        In general, the same final bonus scale applies to maturity, death and surrender claims except that:

  •
  The total surrender value may be impacted by the application of a Market Value Reduction—MVR—(for accumulating with-profits policies) and is affected by the surrender bases (for conventional with-profits business); and

  •
  For the SAIF and Scottish Amicable Life (SAL), the final bonus rates applicable on surrender may be adjusted to reflect expected future bonus rates.

Application of significant judgment

        The application of the above method for determining bonuses requires the PAC board of directors to apply significant judgment in many respects, including in particular the following:

  •
  Determining what constitutes fair treatment of customers: Prudential is required by UK law and regulation to consider the fair treatment of its customers in setting bonus levels. The concept of determining what constitutes fair treatment, while established by statute, is not defined.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

  •
  Smoothing of investment returns: This is an important feature of with-profits products. Determining when particular circumstances, such as a significant rise or fall in market values, warrant variations in the standard bonus smoothing limits that apply in normal circumstances requires the PAC Board to exercise significant judgment.

  •
  Determining at what level to set bonuses to ensure that they are competitive: The overall return to policyholders is an important competitive measure for attracting new business.

Key assumptions

        As noted above, the overall rate of return on investments and the expectation of future investment returns are the most important influences in bonus rates, subject to the smoothing described below. Prudential determines the assumptions to apply in respect of these factors, including the effects of reasonably likely changes in key assumptions, in the context of the overarching discretionary and smoothing framework that applies to its with-profits business as described above. As such, it is not possible to specifically quantify the effects of each of these assumptions or of reasonably likely changes in these assumptions.

        Prudential's approach, in applying significant judgment and discretion in relation to determining bonus rates, is consistent conceptually with the approach adopted by other firms that manage a with-profits business. It is also consistent with the requirements of UK law, which require all UK firms that carry out a with-profits business to define, and make publicly available, the Principles and Practices of Financial Management (PPFM) that are applied in the management of their with-profits funds.

        Accordingly, Prudential's PPFM contains an explanation of how it determines regular and final bonus rates within the discretionary framework that applies to all with-profits policies, subject to the general legislative requirements applicable. The purpose of Prudential's PPFM is therefore to:

  •
  Explain the nature and extent of the discretion available;

  •
  show how competing or conflicting interests or expectations of:

  –
  different groups and generations of policyholders; and

  –
  policyholders and shareholders are managed so that all policyholders and shareholders are treated fairly; and

  •
  provide a knowledgeable observer (e.g. a financial adviser) with an understanding of the material risks and rewards from starting and continuing to invest in a with-profits policy with Prudential.

  Furthermore, in accordance with industry-wide regulatory requirements, the PAC Board has appointed:

  •
  An Actuarial Function Holder who provides the PAC Board with all actuarial advice;

  •
  a With-Profits Actuary whose specific duty is to advise the PAC Board on the reasonableness and proportionality of the manner in which its discretion has been exercised in applying the PPFM and the manner in which any conflicting interests have been addressed; and

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

  •
  a With-Profits Committee of independent individuals, which assesses the degree of compliance with the PPFM and the manner in which conflicting rights have been addressed.

Smoothing of investment return

        In determining bonus rates for the UK with-profits policies, smoothing is applied to the allocation of the overall earnings of the UK with-profits fund of which the investment return is a significant element. The smoothing approach differs between accumulating and conventional with-profits policies to reflect the different contract features. In normal circumstances, Prudential does not expect most payout values on policies of the same duration to change by more than 10 per cent up or down from one year to the next, although some larger changes may occur to balance payout values between different policies. Greater flexibility may be required in certain circumstances, for example following a significant rise or fall in market values, and in such situations the PAC Board may decide to vary the standard bonus smoothing limits in order to protect the overall interests of policyholders.

        The degree of smoothing is illustrated numerically by comparing in the following table the relatively 'smoothed' level of policyholder bonuses declared as part of the surplus for distribution with the more volatile movement in investment return and other items of income and expenditure of the UK component of the PAC with-profits fund for each year presented.

	2009	2008	2007
	£ million	£ million	£ million
Net income of the fund:
Investment return	10,461	(14,595)	5,881

Claims incurred	(6,253)	(7,068)	(6,512)
Movement in policyholder liabilities	(3,692)	13,504	(2,307)
Add back policyholder bonuses for the year (as shown below)	1,827	2,565	2,522

Claims incurred and movement in policyholder liabilities (including charge for provision for asset shares and excluding policyholder bonuses)	(8,118)	9,001	(6,297)
Earned premiums, net of reinsurance	3,063	2,927	4,181
Other income	(2)	(36)	1,417
Acquisition costs and other operating expenditure	(842)	(408)	(2,105)
Tax (charge) credit	(640)	1,191	(24)

Net income of the fund before movement in unallocated surplus	3,922	(1,920)	3,053
Movement in unallocated surplus	(1,893)	4,769	(252)

Surplus for distribution	2,029	2,849	2,801

Surplus for distribution allocated as follows:
—90% policyholders bonus (as shown above)	1,827	2,565	2,522
—10% shareholders' transfers	202	284	279

	2,029	2,849	2,801

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

(ii)   Annuity business

        Prudential's conventional annuities include level, fixed-increase and retail price index (RPI) annuities. They are mainly written within the subsidiaries PAL, PRIL, Prudential Pensions Limited and the PAC with-profits sub-fund, but there are some annuity liabilities in the non-profit sub-fund and SAIF.

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

        At December 31, 2009, £32.3 billion (2008: £29.4 billion) of investments relate to annuity business of PAL and PRIL. These investments are predominantly in debt securities (including retail price index-linked bonds to match retail price index-linked annuities), loans and deposits and are duration matched with the estimated duration of the liabilities they support.

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

        The Group's main exposure to guaranteed annuities in the UK is through SAIF and a provision of £284 million was held in SAIF at December 31, 2009 (2008: £391 million) to honor the guarantees. As

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

SAIF is a separate sub-fund solely for the benefit of policyholders of SAIF this provision has no impact on the financial position of the Group's shareholders' equity.

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

(e)   Exposure to market risk

(i)    Non-linked life and pension business

        For with-profits business, the absence of guaranteed surrender values and the flexibility given by the operation of the bonus system means that a high proportion of the investments backing the with-profits business are in equities and real estate with the balance in debt securities, deposits and loans.

        The investments supporting the protection business are small in value and tend to be assets of a fixed term duration reflecting the guaranteed nature of the liabilities.

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

(f)   Process for setting assumptions and determining contract liabilities

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

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

        From January 1, 2008, when the previous tariff arrangement terminated, the actual renewal expenses incurred on behalf of SAIF by other Group companies are recharged in full to SAIF.

        The assumptions for asset management expenses are based on the charges specified in agreements with the Group's asset management operations, plus a margin for adverse deviation for non-profit business.

        Tax assumptions are set equal to current rates of taxation.

        For non-profit business excluding unit-linked business, the valuation interest rates used to discount the liabilities are based on the yields as at the valuation date on the assets backing the technical provisions. For fixed interest securities the gross redemption yield is used except for the PAL and PRIL annuity business where the internal rate of return of the assets backing the liabilities is used. Properties are valued using the rental yield, and for equities it is the greater of the dividend yield and the average of the dividend yield and the earnings yield. An adjustment is made to the yield on non risk-free fixed interest securities and property to reflect credit risk. To calculate the non-unit reserves for linked business, assumptions have been set for the gross unit growth rate and the rate of inflation of maintenance expenses, as well as for the valuation interest rate as described above.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

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

        The cost of guarantees, options and smoothing is very sensitive to the bonus, market value reduction (MVR), and investment policy employed and therefore the stochastic modeling incorporates a range of management actions that would help to protect the fund in adverse investment scenarios. Substantial flexibility has been included in the modeled management actions in order to reflect the discretion that is retained in adverse investment conditions, thereby avoiding the creation of unreasonable minimum capital requirements. The management actions assumed are consistent with the Group's management policy for with-profits funds and the Group's disclosures in the publicly available PPFM.

        The contract liabilities for with-profits business also require assumptions for persistency. These are set based on the results of recent experience analysis.

(iii)    Annuity business

Credit risk provisions

        For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. Since mid-2007 there has been a significant increase in the actual and perceived credit risk associated with corporate bonds as reflected in the significant widening that has occurred in corporate bond spreads. Although bond spreads over swap rates have narrowed from their peak in March 2009, they are still high compared with the levels seen in the years immediately preceding the

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

start of the dislocated markets in 2007. The allowance that should therefore be made for credit risk remains a particular area of judgment.

        The additional yield received on corporate bonds relative to swaps can be broken into the following constituent parts:

  •
  The expected level of future defaults;

  •
  the credit risk premium that is required to compensate for the potential volatility in default levels; and

  •
  the liquidity premium that is required to compensate for the lower liquidity of corporate bonds relative to swaps.

        The credit risk allowance is a function of the asset mix and the credit quality of the underlying portfolio. At December 31, 2009, 80 per cent (2008: 75 per cent) of the assets backing the shareholder annuity and other business were debt securities as shown in D2(a). This comprises both government and corporate bonds. Government bonds are generally given a credit default allowance of zero. For corporate bonds the credit allowance varies by credit rating. An analysis of the credit ratings of debt securities is included in note D2(c).

        Given that the normal business model for Prudential's annuity business is to hold bonds to match long-term liabilities, the valuation rate that is applied to discount the future annuity payments includes a liquidity premium that reflects the residual element of current bond spreads over swap rates after providing for the credit risk.

        Historically, until the second half of 2007, when corporate bond spreads widened significantly, the allowance for credit risk was calculated as the long-term expected defaults and a long-term credit risk premium. This long-term credit risk was supplemented by a short-term allowance from December 31, 2007 to allow for the concern that credit ratings applied by the rating agencies may be downgraded and defaults in the short-term might be higher than the long-term assumptions.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

        The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for PRIL at December 31, 2009, December 31, 2008 and December 31, 2007 based on the asset mix at the relevant balance sheet dates are as follows:

	2009
	Pillar I Regulatory basis	Adjustment from regulatory to IFRS basis (note (v))	IFRS
	(bps)	(bps)	(bps)
Bond spread over swap ratesnote (i)	175	—	175

Credit risk allowance
Long-term expected defaultsnote (ii)	19	—	19
Long-term credit risk premiumnote (iii)	13	—	13
Short-term allowance for credit risknote (iv)	39	(24)	15

Total credit risk allowance	71	(24)	47

Liquidity premium	104	24	128

	2008
	Pillar I Regulatory basis	Adjustment from regulatory to IFRS basis (note (v))	IFRS
	(bps)	(bps)	(bps)
Bond spread over swap ratesnote (i)	323	—	323

Credit risk allowance
Long-term expected defaultsnote (ii)	15	—	15
Long-term credit risk premiumnote (iii)	11	—	11
Short-term allowance for credit risknote (iv)	54	(25)	29

Total credit risk allowance	80	(25)	55

Liquidity premium	243	25	268

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

	2007
	Pillar I Regulatory basis	Adjustment from regulatory to IFRS basis (note (v))	IFRS
	(bps)	(bps)	(bps)
Bond spread over swap ratesnote (i)	76	—	76

Credit risk allowance
Long-term expected defaultsnote (ii)	13	—	13
Long-term credit risk premiumnote (iii)	10	(3)	7
Short-term allowance for credit risknote (iv)	10	(10)	—

Total credit risk allowance	33	(13)	20

Liquidity premium	43	13	56

Notes

(i)
Bond spread over swap rates reflect market observed data.

(ii)
Long-term expected defaults are derived by applying Moody's data from 1970 to 2004 uplifted by between 100 per cent (B) and 200 per cent (AAA) according to credit rating on the annuity asset portfolio. The credit rating assigned to each asset held is based on external credit rating and for this purpose the credit rating assigned to each asset held is the lowest credit rating published by Moody's, Standard and Poor's and Fitch.

(iii)
The long-term credit risk premium, provides compensation against the risk of potential volatility in the level of defaults and is derived by applying the 95th percentile from Moody's data from 1970 to 2004 to the annuity asset portfolio.

(iv)
The short-term allowance for credit risk assumed in the Pillar 1 solvency valuations at December 31, 2007 and December 31, 2008 were determined as 25 per cent of the increase in corporate bond spreads (as estimated from the movements in published corporate bond indices) since December 31, 2006.

(v)
The very prudent Pillar 1 regulatory basis reflects the overriding objective of ensuring sufficient provisions and capital to ensure payments to policyholders can be made. The approach for IFRS aims to establish liabilities that are closer to 'best estimate'. In years prior to 2008 long-term IFRS default assumptions had been set mid-way between the EEV and Pillar 1 assumptions. At December 31, 2008, in light of the increased uncertainty surrounding future credit default experience, the IFRS long-term assumptions were strengthened to bring them into line with the long-term Pillar 1 default assumptions. In addition a short-term allowance for credit risk was established but at a lower level than allowed for in the Pillar 1 regulatory basis.

Factors affecting the credit risk allowance at December 31, 2009

        The main factors influencing the credit risk allowance at December 31, 2009 are as follows:

(a)   Credit downgrades and default experience

        As highlighted above, the short-term allowance at December 31, 2008 was intended to cover both short-term credit downgrades and losses in excess of the longer-term expectations. Downgrades in 2009 have been within the opening Pillar 1 assumptions and hence the increase in the long-term allowance as a result of credit downgrades has been offset by an equal decrease in the short-term allowance. Defaults for the UK shareholder-backed annuity business totaled £11 million during 2009, below the amount allowed for within the short-term allowance. The allowance (in bps terms) has been adjusted to eliminate any experience profits that would have otherwise arisen.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

(b)   Asset trading in relation to subordinated financial debt

        During the second half of 2009, the Group decided to trade out of subordinated financial debt into higher quality assets. This resulted in a gross transaction loss arising from the lower expected yield on the newly purchased assets. The reduction in subordinated financial debt holdings improved the overall credit quality of the corporate bond portfolio and so allowed a release of long-term credit reserves to offset this loss. In addition the allowance for the short-term defaults above has been notionally allocated to the highest yielding assets and so the allowance attaching to the subordinated debt sold has also been released.

        On a Pillar 1 basis this transaction had no overall impact on the solvency surplus of PRIL, the PAC non-participating sub-fund and PAL. On an IFRS basis, a lower short-term default reserve was held at December 31, 2008 and the release of the reserves in respect of the subordinated debt is therefore lower. Overall the reduction in subordinated financial debt holdings generated a pre-tax IFRS operating loss of £51 million.

(c)   Asset purchases in respect of new business

        The assets purchased during 2009 to back new business have been of better average credit quality than the assets held at December 31, 2008, in particular no subordinated bank debt or sub-investment grade assets have been bought to back new business. As a result of the lower credit risk of the new business assets, the overall allowance for credit risk required at December 31, 2009 is reduced when the new business assets and in-force assets are aggregated together.

(d)   Overall impact on the PRIL credit risk allowance

        After taking account of the factors noted above the movement on the average basis points allowances for PRIL on the Pillar 1 regulatory and IFRS bases are as follows:

	Pillar 1 Regulatory basis			IFRS
	Long-term	Short-term	Total	Long-term	Short-term	Total
	(bps)	(bps)	(bps)	(bps)	(bps)	(bps)
Total allowance for credit risk at December 31, 2008	26	54	80	26	29	55
Credit downgrades	14	(14)	—	14	(14)	—
Retention of surplus from favorable default experience	—	5	5	—	1	1
Asset trading	(8)	(4)	(12)	(8)	(1)	(9)
New business	—	(2)	(2)	—	(1)	(1)
Other	—	—	—	—	1	1

Total allowance for credit risk at December 31, 2009	32	39	71	32	15	47

        Overall this has led to the credit allowance for Pillar 1 purposes to be 41 per cent (2008: 25 per cent) of the bond spread over swap rates. For IFRS purposes it represents 27 per cent of the bond spread over swap rates (2008: 17 per cent).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

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

	PAL		PRIL
2009	Males	Females	Males	Females
In payment	102%—126% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 2.25% up to age 90, tapering to zero at age 120	84%—117% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 1.25% up to age 90, tapering to zero at age 120	96%—102% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 2.25% up to age 90, tapering to zero at age 120	87%—98% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 1.25% up to age 90, tapering to zero at age 120
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

	PAL		PRIL
2008	Males	Females	Males	Females
In payment	102%—126% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 2.25% up to age 90, tapering to zero at age 120	84%—117% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 1.25% up to age 90, tapering to zero at age 120	97%—102% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 2.25% up to age 90, tapering to zero at age 120	88%—98% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 1.25% up to age 90, tapering to zero at age 120
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

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

(g)   Reinsurance

        The Group's UK insurance business cedes only minor amounts of business outside the Group. During 2009, reinsurance premiums for externally ceded business were £122 million (2008: £61 million; 2007:£59 million) and reinsurance recoverable insurance assets were £502 million (2008: £416 million) in aggregate. During the year the Group's UK insurance business wrote a longevity swap on certain aspects of the UK's annuity back-book liabilities. This resulted in a one-off benefit of £34 million to IFRS profit before tax. The gains and losses recognized in profit and loss for other contracts were immaterial.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

(h)   Effect of changes in assumptions used to measure insurance assets and liabilities

2009

Mortality

        Recent mortality experience has been in line with expectations and no change is therefore required to the overall strength of mortality assumptions at December 31, 2009.

Credit risk

        The approach to reserving for credit risk is set out in note (f)(iii).

Aggregate effect of assumptions changes

        For UK insurance operations, the effects of assumptions changes for 2009 were as follows:

	2009
	With-profits sub-fund note a	Shareholder-backed business note b
	£ million	£ million
Effect of changing expense assumptions	51	(9)
Release of investment related margins:
Deflation risk margins	—	32
Asset management fees	—	14
Weakening of other assumptions	14	9

Net credit to unallocated surplus	65

Net credit to shareholder result		46

Notes

a
Charges and expenses of the with-profits sub-fund have been updated to reflect the experience in 2009. The changes vary by product and the overall impact is a £51 million credit.

b
The assumption changes in 2009 for the shareholder-backed business primarily relate to changes to the deflation reserve, expense assumptions and modeling changes.

2008

Mortality

        Overall mortality experience was in line with expectations and no change was therefore required to the overall strength of mortality assumptions at December 31, 2008. However, mortality assumptions were rebalanced across different categories of business so as to more closely align to the actual experience of each product category. The overall effect of rebalancing the assumptions between different product groups was financially neutral.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

Credit risk

        In total, for 2008, the effect of changes to the allowance for credit risk and the effect of portfolio rebalancing gave rise to a charge of £23 million. For shareholder-backed annuity and lifetime mortgage business, the operating profit based on longer-term investment returns included a charge of £413 million for the additional credit risk allowance for the annuity portfolio as a whole. Partially offsetting this was £390 million for the impact of £2.8 billion of portfolio rebalancing to more closely align management benchmark. The credit reflecting the additional yield expected after allowing for additional credit risk arising from the rebalancing.

Aggregate effect of assumptions changes

        For UK insurance operations, the effects of assumptions changes for 2008 were as follows:

	2008
	With-profits sub-fund	Shareholder-backed business
	£ million	£ million
Effect of strengthening of mortality assumptions	(60)	(4)
Modeling of management actionsnote a	421	—
Weakening of other assumptions	75	—

	436	(4)
Release of other margins:
Projected benefit related	10	10
Investment related:
Additional credit default margins	(369)	note b(413)
Deflation risk margins	(30)	(32)
Expense related	36	(8)

Net credit to unallocated surplus	83

Net charge to shareholder result		(447)

Notes

a
The £421 million credit for modeling of management actions relates primarily to enhancements for actions in the event of solvency distress scenarios.

b
Net of additional credit risk allowance attaching to effect of portfolio balancing described above.

c
In 2008, no changes to mortality assumptions were made or necessary.

2007

        For UK insurance operations, the 2007 results were determined after making changes to mortality assumptions for the annuity business and other assumptions for the WPSF and releasing excess margins

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

in the aggregate liabilities that had previously been set aside as an indirect extra allowance for longevity related risks, as shown below.

	2007
	With-profits sub-fund	Shareholder-backed business
	£ million	£ million
Effect of strengthening of mortality assumptionsnote a	(435)	(276)
Modeling of management actionsnote b	(167)	—
Strengthening of other assumptionsnote c	(62)	—

	(664)	(276)
Release of other margins:
Projected benefit relatednote d	13	104
Investment related:note c

Default margins	199	48
Asset management fees	60	—

	259	48
Expense relatednote c,f	—	68
Othernote c,g	—	90

	272	310

Net charge to unallocated surplus	(392)

Net credit to shareholder result		34

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

(i)    Sensitivity of IFRS basis profit or loss and equity to market and other risks

        The risks to which the IFRS basis results of the UK insurance operations are sensitive are asset/liability matching, mortality experience and payment assumptions for shareholder-backed annuity business. Further details are described below.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

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

        The level of unallocated surplus is particularly sensitive to the level of investment returns on the portion of the life fund assets that represents the surplus. The effects for 2009 and 2008 are demonstrated in note D5.

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

  •
  changes in renewal expense levels.

A decrease in assumed mortality rates of one per cent would decrease gross profits by approximately £44 million (2008: £35 million per year). A decrease in credit default assumptions of five basis points

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

would increase gross profits by £91 million (2008: £71 million). A decrease in renewal expenses (excluding asset management expenses) of five per cent would increase gross profits by £17 million (2008: £15 million). The effect on profits would be approximately symmetrical for changes in assumptions that are directionally opposite to those explained above.

(iii)   Unit-linked and other business

        Unit-linked and other business represents a comparatively small proportion of the in-force business of the UK insurance operations.

        Profits from unit-linked and similar contracts primarily arise from the excess of charges to policyholders, for management of assets under the Company's stewardship, over expenses incurred. The former is most sensitive to the net accretion of funds under management as a function of new business and lapse and timing of death. The accounting impact of the latter is dependent upon the amortization of acquisition costs in line with the emergence of margins (for insurance contracts) and amortization in line with service provision (for the investment management component of investment contracts). By virtue of the design features of most of the contracts which provide low levels of mortality cover, the profits are relatively insensitive to changes in mortality experience.

(iv)  Shareholder exposure to interest rate risk and other market risk

        By virtue of the fund structure, product features and basis of accounting described in note D2(d) and (f), the policyholder liabilities of the UK insurance operations are, except for pension annuity business, not generally exposed to interest rate risk. For pension annuity business, liabilities are exposed to fair value interest rate risk. However, the net exposure to the PAC WPSF (for PAL) and shareholders (for liabilities of PRIL and the non-profit sub-fund) is very substantially ameliorated by virtue of the close matching of assets with appropriate duration. The level of matching from period to period can vary depending on management actions and economic factors so it is possible for a degree of mis-matching profits or losses to arise.

        The close matching by the Group of assets of appropriate duration to annuity liabilities is based on maintaining economic and regulatory capital. The measurement of liabilities under capital reporting requirements and IFRS is not the same, with contingency reserves and some other margins for prudence within the assumptions required under the FSA regulatory solvency basis not included for IFRS reporting purposes. As a result IFRS equity is higher than regulatory capital and therefore more sensitive to interest rate risk.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

        The estimated sensitivity of the UK non-linked shareholder-backed business (principally pension annuities business) to a movement in interest rates is as follows.

	2009				2008
	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Carrying value of debt securities and derivatives	5,372	2,422	(2,020)	(3,731)	4,362	1,983	(1,676)	(3,108)
Policyholder liabilities	(5,125)	(2,304)	1,905	3,498	(3,974)	(1,798)	1,503	2,773
Related deferred tax effects	(69)	(33)	32	65	(109)	(52)	48	94

Net sensitivity of profit after tax and shareholders' equity	178	85	(83)	(168)	279	133	(125)	(241)

        In addition the shareholder-backed portfolio of UK non-linked insurance operations covering liabilities and shareholders' equity includes equity securities and investment property. Excluding any second order effects on the measurement of the liabilities for future cash flows to the policyholder, a fall in their value would have given rise to the following effects on pre-tax profit, profit after tax, and shareholders' equity.

	2009		2008
	A decrease of 20%	A decrease of 10%	A decrease of 40%	A decrease of 20%	A decrease of 10%
	£ million	£ million	£ million	£ million	£ million
Pre-tax profit	(292)	(146)	(508)	(254)	(127)
Related deferred tax effects	82	41	142	71	35

Net sensitivity of profit after tax and shareholders' equity	(210)	(105)	(366)	(183)	(92)

        A 10, 20 or 40 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above. The market risk sensitivities shown above reflect the impact of temporary market movements and, therefore, the primary effect of such movements would, in the Group's segmental analysis of profits, be included within the short-term fluctuations in investment returns. The disclosure of the effect of a 40 per cent fall for the 2008 year end was included because of the exceptional market conditions at that time. These conditions have now abated and the disclosure is no longer appropriate.

        In the equity risk sensitivity analysis given above, the Group has, for 2009, considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather this would be expected to occur over a period of time during which the Group would be able to put in place mitigating management actions.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

(j)    Duration of liabilities

        With the exception of most unitized with-profits bonds and other whole of life contracts the majority of the contracts of the UK insurance operations have a contract term. However, in effect, the maturity term of contracts reflects the earlier of death, maturity, or lapsation. In addition, with-profits contract liabilities as noted in note D2(f) include projected future bonuses based on current investment values. The actual amounts payable will vary with future investment performance of SAIF and the WPSF.

        The tables below show the carrying value of the policyholder liabilities. Separately, the Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The tables below also show the maturity profile of the cash flows used for 2009 and 2008 for that purpose for insurance contracts, as defined by IFRS, i.e. those containing significant insurance risk, and investment contracts, which do not.

	2009
	With-profits business			Annuity business (Insurance contracts)			Other
	Insurance contracts	Investment contracts	Total	PAL	PRIL	Total	Insurance contracts	Investment contracts	Total	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Policyholder liabilities	40,780	24,780	65,560	11,969	14,292	26,261	10,614	13,794	24,408	116,229

	%	%	%	%	%	%	%	%	%

Expected maturity:
0 to 5 years	50	29	41	32	31	32	34	35	35
5 to 10 years	26	25	26	25	23	24	25	22	23
10 to 15 years	13	19	15	18	17	17	18	19	18
15 to 20 years	6	14	9	11	12	12	11	11	11
20 to 25 years	3	9	6	7	8	7	7	6	6
Over 25 years	2	4	3	7	9	8	5	7	7

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

	2008
	With-profits business			Annuity business (Insurance contracts)			Other
	Insurance contracts	Investment contracts	Total	PAL	PRIL	Total	Insurance contracts	Investment contracts	Total	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Policyholder liabilities	39,010	23,367	62,377	11,477	12,513	23,990	9,756	11,584	21,340	107,707

	%	%	%	%	%	%	%	%	%

Expected maturity:
0 to 5 years	47	26	38	30	29	29	31	32	32
5 to 10 years	26	23	25	24	23	23	23	22	23
10 to 15 years	13	19	15	18	17	18	18	18	18
15 to 20 years	7	15	10	12	13	13	12	12	12
20 to 25 years	4	11	7	8	8	8	8	7	7
Over 25 years	3	6	5	8	10	9	8	9	8

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

D3:    US insurance operations

(a)   Summary results and statement of financial position

(i)    Results and movements in shareholders' equity

	2009	2008	2007
	£ million	£ million	£ million
Operating profit based on longer-term investment returns	459	406	444
Short-term fluctuations in investment returns	27	(1,058)	(18)

Profit (loss) before shareholder tax	486	(652)	426
Tax	102	72	(126)

Profit (loss) for the year	588	(580)	300

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

	2009	2008	2007
	£ million	£ million	£ million
Profit (loss) for the year (as above)	588	(580)	300
Items recognized in other comprehensive income:
Exchange movements	(231)	545	(42)
Unrealized valuation movements on securities classified as available-for-sale:
Unrealized holding gains (losses) arising during the year	2,249	(2,482)	(231)
Less losses (gains) included in the income statement	420	378	(13)

Total unrealized valuation movements	2,669	(2,104)	(244)
Related change in amortization of deferred income and acquisition costs	(1,069)	831	88
Related tax	(557)	442	54

Total other comprehensive income (loss)	812	(286)	(144)

Total comprehensive income (loss) for the year	1,400	(866)	156
Dividends and interest payments to central companies	(87)	(126)	(122)

Net increase (decrease) in equity	1,313	(992)	34
Shareholders' equity at beginning of year	1,698	2,690	2,656

Shareholders' equity at end of year	3,011	1,698	2,690

        Included within the movements in shareholders' equity is a net increase in value of Jackson's debt securities classified as 'available-for-sale' under IAS 39 of £2,669 million (2008 and 2007: net reduction of £2,104 million and £244 million, respectively).

        With the exception of debt securities for US insurance operations classified as 'available-for-sale' under IAS 39, unrealized value movements on the Group's investments are booked within the income statement. However, for debt securities classified as 'available-for-sale', unless impaired, fair value movements are recognized in other comprehensive income. Realized gains and losses, including impairments, are recorded in the income statement. This classification is applied for most of the debt securities of the Group's US operations. In 2009, Jackson recorded £630 million (2008: £497 million; 2007: £35 million) of impairment losses arising from:

	2009	2008	2007
	£ million	£ million	£ million
Residential mortgage-backed securities	509	167	—
Public fixed income	91	311	21
Other	30	19	14

	630	497	35

        Further details on the impairment losses recognized in the year are shown in note B1. Jackson's portfolio of debt securities is managed proactively with credit analysts closely monitoring and reporting on the credit quality of its holdings. Jackson continues to review its investments on a case-by-case basis to determine whether any decline in fair value represents an impairment. In addition, investment in structured securities where market prices are depressed are subject to a rigorous review of their future

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

estimated cash flows, including expected and stress case scenarios, to identify potential shortfalls in contractual payments (both interest and principal). Impairment charges are recorded on structured securities when the Company forecasts a contractual payment shortfall. Situations where such a shortfall would not lead to a recognition of a loss are rare. However, some structured securities do not have a single determined set of future cash flows and instead, there can be a reasonable range of estimates that could potentially emerge. With this variability, there could be instances where the projected cash flow shortfall under management's base case set of assumptions is so minor that relatively small and justifiable changes to the base case assumptions would eliminate the need for an impairment loss to be recognized. The impairment loss reflects the difference between the fair value and book value.

        In 2009, there was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealized loss of £2,897 million to a net unrealized gain of £4 million (2008: net unrealized loss of £136 million to a net unrealized loss of £2,897 million; 2007: net unrealized gain of £110 million to a net unrealized loss of £136 million), principally as a result of improving credit spreads more than offsetting the negative effect on the bond values from the increase in the US treasury yields. During 2009, the gross unrealized gain in the statement of financial position decreased from £303 million at December 31, 2007 to £281 million at December 31, 2008 then increased to £970 million at December 31, 2009 while the gross unrealized loss increased from £439 million at December 31, 2007 to £3,178 million at December 31, 2008 then decreased to £966 million at December 31, 2009. Details of the securities in an unrealized loss position are shown in D3(c) below.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

        These features are included in the table shown below of the movements in the values of available-for-sale securities:

		Changes in unrealized appreciation†	Foreign exchange translation
	2009	Reflected as part of movement in other comprehensive income		2008
	£ million	£ million	£ million	£ million
Assets fair valued at below book value
Book value*	8,220			20,600
Unrealized loss	(966)	1,925	287	(3,178)

Fair value (as included in statement of financial position)	7,254			17,422

Assets fair valued at or above book value
Book value*	14,444			6,296
Unrealized gain	970	744	(55)	281

Fair value (as included in statement of financial position)	15,414			6,577

Total
Book value*	22,664			26,896
Net unrealized gain (loss)	4	2,669	232	(2,897)

Fair value (as included in statement of financial position)**	22,668			23,999

Reflected as part of movement in other comprehensive income
Movement in unrealized appreciation	2,669			(2,104)
Exchange movements	232			(657)

	2,901			(2,761)

*
Book value represents cost/amortized cost of the debt securities.

**
Debt securities for US operations as included in the statement of financial position of £22,831 million (2008: £24,249 million) comprise £22,668 million (2008: £23,999 million) in respect of securities classified as 'available-for-sale' and £163 million (2008: £250 million) for securities of consolidated investment funds classified as fair value through profit and loss.

†
Translated at the average rate of US$1.57: £1.

        Included within the movement in gross unrealized losses for the debt securities of Jackson of £1,925 million (2008: £1,997 million) as shown above was a value reduction of £72 million (2008: £105 million) relating to the sub-prime and Alt-A securities as referred to in section B5.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

(ii)   Statement of financial position

	Variable annuity separate account assets and liabilities note (i)	Fixed annuity, GIC and other business note (i)	US insurance operations
			2009 Total	2008 Total
	£ million	£ million	£ million	£ million
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangible assets	—	3,092	3,092	3,962

Total	—	3,092	3,092	3,962

Deferred tax assets	—	1,944	1,944	1,969
Other non-investment and non-cash assets	—	1,404	1,404	1,819
Investments of long-term business and other operations:
Investment properties	—	33	33	13
Financial investments:
Loansnote (ii)	—	4,319	4,319	5,121
Equity securities and portfolio holdings in unit trusts	20,639	345	20,984	15,142
Debt securitiesD3c	—	22,831	22,831	24,249
Other investmentsnote (iii)	—	955	955	1,256
Deposits	—	454	454	390

Total investments	20,639	28,937	49,576	46,171

Properties held for sale	—	3	3	—

Cash and cash equivalents	—	340	340	246

Total assets	20,639	35,720	56,359	54,167

Equity and liabilities
Equity
Shareholders' equity	—	3,011	3,011	1,698
Minority interests	—	—	—	—

Total equity	—	3,011	3,011	1,698

Liabilities
Policyholder liabilities:note (iv)
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	20,639	27,672	48,311	45,361

Total	20,639	27,672	48,311	45,361

Core structural borrowings of shareholder-financed operations	—	154	154	173
Operational borrowings attributable to shareholder-financed operations	—	203	203	511
Deferred tax liabilities	—	1,858	1,858	1,337
Other non-insurance liabilities	—	2,822	2,822	5,087

Total liabilities	20,639	32,709	53,348	52,469

Total equity and liabilities	20,639	35,720	56,359	54,167

Notes

(i)
Assets and liabilities attaching to variable annuity business that are not held in the separate account are shown within other business.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

(ii)
Loans

    The loans of the Group's US insurance operations of £4,319 million (2008: £5,121 million) comprise mortgage loans of £3,774 million (2008: £4,534 million), policy loans of £530 million (2008: £587 million) and other loans of £15 million (2008: £nil). All of the mortgage loans are commercial mortgage loans which are collateralized by properties. The property types are mainly industrial, multi-family residential, suburban office, retail and hotel. The breakdown by property type is as follows:

	2009	2008
	%	%
Industrial	32	29
Multi-family residential	18	21
Office	20	21
Retail	19	17
Hotels	10	10
Other	1	2

	100	100

  The US insurance operations' commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The average loan size is £6.3 million (2008: £7.5 million). The portfolio has a current estimated average loan to value of 74 per cent (2008: 73 per cent) which provides significant cushion to withstand substantial declines in value.

  The policy loans are fully secured by individual life insurance policies or annuity policies. These loans are accounted for at amortized cost, less any impairment.

(iii)
Other investments comprise:

	2009	2008
	£ million	£ million
Derivative assetsnote G3*	519	675
Partnerships in investment pools and other†	436	581

	955	1,256

*
In the US, Prudential uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management to match liabilities under annuity policies, and for certain equity-based product management activities. After taking account of the derivative liability of £461 million (2008: £863 million), which is also included in the statement of financial position, the derivative position for US operations is a net asset of £58 million (2008: net liability of £188 million).

†
Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interest in the PPM America Private Equity Fund and diversified investments in 159 (2008: 157) other partnerships by independent money managers that generally invest in various equities and fixed income loans and securities.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

(iv)
Summary policyholder liabilities (net of reinsurance) and reserves at December 31, 2009

    The policyholder liabilities, net of reinsurers' share of £667 million (2008: £800 million), reflect balances in respect of the following:

	2009	2008
	£ million	£ million
Policy reserves and liabilities on non-linked business:
Reserves for future policyholder benefits and claims payable	1,645	2,518
Deposits on investment contracts (as defined under US GAAP)	23,706	24,962
Guaranteed investment contracts	1,654	2,543
Unit-linked (variable annuity) business	20,639	14,538

	47,644	44,561

  In addition to the policyholder liabilities above, Jackson has entered into a program of funding arrangements under contracts which, in substance, are almost identical to GICs. The liabilities under these funding arrangements totaled £1,444 million (2008: £3,233 million) and are included in 'other non-insurance liabilities' in the statement of financial position above.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

(b)   Reconciliation of movement in policyholder liabilities

        A reconciliation of the total policyholder liabilities of US insurance operations from the beginning of the year to the end of the year is as follows:

	Variable annuity separate account liabilities	Fixed annuity, GIC and other business	US insurance operations Total
	£ million	£ million	£ million
At January 1, 2008	15,027	19,821	34,848
Premiums	2,637	4,091	6,728
Surrenders	(1,053)	(2,799)	(3,852)
Maturities/Deaths	(161)	(403)	(564)

Net cash flowsnote b	1,423	889	2,312
Investment-related items and other movementsnote c	(6,288)	1,736	(4,552)
Foreign exchange translation differencesnote a	4,376	8,377	12,753

At December 31, 2008/January 1, 2009	14,538	30,823	45,361
Premiums	4,667	4,510	9,177
Surrenders	(882)	(2,373)	(3,255)
Maturities/Deaths	(199)	(534)	(733)

Net cash flowsnote b	3,586	1,603	5,189
Transfers from general to separate account	984	(984)	—
Investment-related items and other movementsnote c	3,368	(382)	2,986
Foreign exchange translation differencesnote a	(1,837)	(3,388)	(5,225)

At December 31, 2009	20,639	27,672	48,311

Notes

a
Movements in the year have been translated at an average rate of US$1.57: £1 (2008: US$1.85: £1). The closing balance has been translated at closing rate of US$1.61:£1 (2008: US$1.44:£1). Differences upon retranslation are included in foreign exchange translation differences of £5,225 million.

b
Net cash flows for the year were £5,189 million compared with £2,312 million in 2008, driven largely by increased new business volumes for the variable annuity business.

c
Positive investment-related items and other movements in variable annuity separate account liabilities were impacted by the recovery of US equity markets during 2009. Negative movements in fixed annuity, GIC and other business of £382 million primarily represents a reduction in the liabilities for variable annuity guarantees following improvements in equity markets and increases in interest rates offset by interest credited to policyholder accounts.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

(c)   Information on credit risks of debt securities

Summary	2009 Carrying value	2008 Carrying value
	£ million	£ million
Corporate security and commercial loans:
Publicly traded and SEC Rule 144A traded	13,338	13,198
Non-SEC Rule 144A traded	3,117	3,273

Total	16,455	16,471
Residential mortgage-backed securities	3,316	4,509
Commercial mortgage-backed securities	2,104	1,869
Other debt securities	956	1,400

Total debt securities	22,831	24,249

(i)    Credit quality

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

	2009 Carrying value		2008 Carrying value
	£ million	% of total	£ million	% of total
NAIC designation:
1	5,067	38	5,380	41
2	7,508	56	6,849	52
3	598	5	690	5
4	122	1	200	1
5	40	—	75	1
6	3	—	4	—

	13,338	100	13,198	100

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

        The following table shows the quality of the non-SEC Rule 144A traded private placement portfolio by NAIC classifications:

	2009 Carrying value		2008 Carrying value
	£ million	% of total	£ million	% of total
NAIC designation:
1	1,084	35	1,268	39
2	1,792	57	1,655	50
3	162	5	285	9
4	54	2	54	2
5	20	1	11	—
6	5	—	—	—

	3,117	100	3,273	100

        Included within other debt securities of £956 million (2008: £1,400 million) in the summary shown above are £652 million (2008: £893 million) of asset-backed securities held directly by Jackson, of which £447 million (2008: £663 million) were NAIC designation 1 and £152 million (2008: £159 million) NAIC designation 2. In addition, other debt securities includes £172 million (2008: £257 million) in respect of securities held by the Piedmont trust entity and £131 million (2008: £250 million) from the consolidation of investment funds managed by PPM America.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

        In addition to the ratings disclosed above, the following table summarizes by rating the debt securities, as at December 31, 2009 using Standard and Poor's (S&P), Moody's, Fitch and implicit ratings of RMBS based on NAIC valuations:

	2009 Carrying value	2008 Carrying value
	£ million	£ million
S&P—AAA	3,287	5,321
S&P—AA+ to AA-	846	853
S&P—A+ to A-	5,192	5,244
S&P—BBB+ to BBB-	7,659	7,077
S&P—Other	895	1,321

	17,879	19,816

Moody's—Aaa	273	458
Moody's—Aa1 to Aa3	43	100
Moody's—A1 to A3	32	111
Moody's—Baa1 to Baa3	64	100
Moody's—Other	57	95

	469	864

Implicit ratings of RMBS based on NAIC valuations (see below)
NAIC 1	747	—
NAIC 2	105	—
NAIC 3-6	473	—

	1,325	—

Fitch	281	464
Other*	2,877	3,105

Total debt securities	22,831	24,249

*
The amounts within Other which are not rated by S&P, Moody's, Fitch nor are RMBS securities using the revised regulatory ratings have the following NAIC classifications:

	2009	2008
	£ million	£ million
NAIC 1	1,102	1,334
NAIC 2	1,623	1,650
NAIC 3-6	152	121

	2,877	3,105

        In the table above, with the exception of residential mortgage-backed securities for 2009, S&P ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

        During 2009, the National Association of Insurance Commissioners (NAIC) in the US revised the regulatory ratings process for more than 20,000 residential mortgage-backed securities. The table above includes these securities, where held by Jackson, using the regulatory rating levels established by an external third party (PIMCO).

(ii)   Determining the fair value of debt securities when the markets are not active

        Under IAS 39, unless categorized as 'held to maturity' or 'loans and receivables' debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities are in inactive markets, IAS 39 requires that valuation techniques be applied. Note G1 sets out further details of the Group's approach to determining fair value and classifies these fair values into a three level hierarchy as required by IFRS 7. At December 31, 2009, three per cent of Jackson's debt securities were classified as level 3 (2008: 15 per cent) being fair values where there are significant inputs which are not based on observable market data. The higher proportion at December 31, 2008 arises from the illiquidity of the market at that time and hence a greater use of internal valuation techniques.

        In 2008, due to inactive and illiquid markets, beginning at the end of the third quarter of 2008 the external prices obtained for certain asset-backed securities were deemed not to reflect fair value in the dislocated market conditions at that time. For the valuations at December 31, 2008, Jackson had therefore utilized internal valuation models, provided by PPM America, as best estimate of fair values of all non-agency Residential Mortgage-backed Securities (RMBS) and Asset-backed Securities (ABS) and certain Commercial Mortgage-backed Securities (CMBS).

        During 2009, improvements were observed in the level of liquidity for these sectors of structured securities and this increased liquidity in the markets for certain tranches of non-agency RMBS and ABS resulted in Jackson being able to rely on external prices for the securities as the most appropriate measure of fair value.

        Accordingly, at June 30, 2009 and December 31, 2009, nearly all of the non-agency RMBS, ABS and certain CMBS which at December 31, 2008 were valued using internal valuation models due to the dislocated market conditions in 2008, have now been valued using external prices.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

(iii)   Asset-backed securities funds exposures

        Included within the debt securities of Jackson at December 31, 2009 are exposures to sub-prime and Alt-A mortgages and CDO funds as follows:

	2009	2008
	£ million	£ million
RMBS Sub-prime (Dec 31, 2009: 76% AAA, 1% AA)†	194	291
Alt-A (Dec 31, 2009: 24% AAA, 5% AA)	443	646
Prime (Dec 31, 2009: 82% AAA, 4% AA)	2,679	3,572
CMBS (Dec 31, 2009: 46% AAA, 14% AA)	2,104	1,869
CDO funds (Dec 31, 2009: 29% AAA, 10% AA)*, including £3 million exposure to sub-prime	79	320
ABS (Dec 31, 2009: 25% AAA, 18% AA), including £nil exposure to sub-prime	877	766

	6,376	7,464

*
Including Group's economic interest in Piedmont and other consolidated CDO funds.

†
RMBS ratings refer to the rating implicit within NAIC risk-based capital valuation (see D3(i) previous page).

        Jackson defines its exposure to sub-prime mortgages as investments in residential mortgage-backed securities in which the underlying borrowers have a US Fair Isaac Credit Organization (FICO) credit score of 680 or lower.

(iv)  Debt securities classified as available-for-sale in an unrealized loss position

(a)   Fair value of securities as a percentage of book value

        The unrealized losses in Jackson's statement of financial position on unimpaired securities are £966 million (2008: £3,178 million). This relates to assets with fair market value and book value of £7,254 million (2008: £17,422 million) and £8,220 million (2008: £20,600 million) respectively.

        The following table shows the fair value of the debt securities in a gross unrealized loss position for various percentages of book value at December 31:

	2009		2008
Fair value of securities as a percentage of book value	Fair value	Unrealized loss	Fair value	Unrealized loss
	£ million	£ million	£ million	£ million
Between 90% and 100%	5,127	(169)	8,757	(431)
Between 80% and 90%	1,201	(203)	4,581	(809)
Below 80%	926	(594)	4,084	(1,938)

Total	7,254	(966)	17,422	(3,178)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

        Included within the table above are amounts relating to sub-prime and Alt-A securities of:

	2009		2008
Fair value of securities as a percentage of book value	Fair value	Unrealized loss	Fair value	Unrealized loss
	£ million	£ million	£ million	£ million
Between 90% and 100%	102	(3)	479	(27)
Between 80% and 90%	160	(28)	120	(19)
Below 80%note (d)	159	(88)	192	(166)

Total	421	(119)	791	(212)

(b)   Unrealized losses by maturity of security

By maturity of security	2009 Unrealized loss	2008 Unrealized loss
	£ million	£ million
Less than 1 year	—	(21)
1 to 5 years	(29)	(537)
5 to 10 years	(127)	(1,236)
More than 10 years	(92)	(395)
Mortgage-backed securities	(718)	(989)

Total	(966)	(3,178)

(c)   Age analysis of unrealized losses for the years indicated

        The following table shows the aged analysis for all the unrealized losses in the portfolio by reference to the length of time the securities have been in an unrealized loss position:

	2009			2008
Aged analysis	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Less than 6 months	(7)	(51)	(58)	(108)	(362)	(470)
6 months to 1 year	(25)	(59)	(84)	(125)	(1,164)	(1,289)
1 year to 2 years	(59)	(234)	(293)	(154)	(622)	(776)
2 years to 3 years	(125)	(199)	(324)	(15)	(91)	(106)
More than 3 years	(35)	(172)	(207)	(61)	(476)	(537)

Total	(251)	(715)	(966)	(463)	(2,715)	(3,178)

        At December 31, 2009, the gross unrealized losses in the statement of financial position for the sub-prime and Alt-A securities in an unrealized loss position were £119 million (2008: £212 million), as shown above in note (a). Of these losses £21 million (2008: £91 million) relate to securities that have

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

been in an unrealized loss position for less than one year and £98 million (2008: £121 million) to securities that have been in an unrealized loss position for more than one year.

(d)   Securities whose fair value were below 80 per cent of the book value

        As shown in the table (a) above, £594 million of the £966 million of gross unrealized losses at December 31, 2009 (2008: £1,938 million of the £3,178 million of gross unrealized losses) related to securities whose fair values were below 80 per cent of the book value. The analysis of the £594 million, (2008: £1,938 million) by category of debt securities and by age analysis indicating the length of time for which their fair value was below 80 per cent of the book value, are as follows:

	2009		2008
Category analysis	Fair value	Unrealized loss	Fair value	Unrealized loss
	£ million	£ million	£ million	£ million
Residential mortgage-backed securities
Prime	322	(153)	287	(115)
Alt-A	77	(33)	144	(127)
Sub-prime	82	(55)	48	(39)

	481	(241)	479	(281)
Commercial mortgage-backed securities	87	(86)	811	(375)
Other asset-backed securities	183	(188)	198	(86)

Total structured securities	751	(515)	1,488	(742)
Corporates	175	(79)	2,596	(1,196)

Total	926	(594)	4,084	(1,938)

        Age analysis of fair value being below 80 per cent for the period indicated:

	2009		2008
Age analysis	Fair value	Unrealized loss	Fair value	Unrealized loss
	£ million	£ million	£ million	£ million
Less than 3 months	153	(45)	3,118	(1,364)
3 months to 6 months	5	(3)	696	(403)
More than 6 months	768	(546)	270	(171)

Total	926	(594)	4,084	(1,938)

(d)   Products and guarantees

        Jackson provides long-term savings and retirement products to retail and institutional customers throughout the US. Jackson offers fixed annuities (interest-sensitive, fixed indexed and immediate annuities), variable annuities (VA), life insurance and institutional products.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

(i)    Fixed annuities

Interest-sensitive annuities

        At December 31, 2009, interest-sensitive fixed annuities accounted for 24 per cent (2008: 29 per cent) of policy and contract liabilities of Jackson. Interest-sensitive fixed annuities are primarily deferred annuity products that are used for retirement planning and for providing income in retirement. They permit tax-deferred accumulation of funds and flexible payout options.

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

        The policy provides that at Jackson's discretion it may reset the interest rate, subject to a guaranteed minimum. The minimum guarantee varies from 1.5 per cent to 5.5 per cent (2008: 1.5 per cent to 5.5 per cent) depending on the jurisdiction of issue and the date of issue, with 82 per cent (2008: 83 per cent) of the fund at three per cent or less. The average guarantee rate is 3.1 per cent (2008: 3.1 per cent).

        Approximately 61 per cent (2008: 34 per cent) of the interest-sensitive fixed annuities Jackson wrote in 2009 provide for a market value adjustment, that could be positive or negative, on surrenders in the surrender period of the policy. This formula-based adjustment approximates the change in value that assets supporting the product would realize as interest rates move up or down. The minimum guaranteed rate is not affected by this adjustment.

Fixed indexed annuities

        Fixed indexed annuities accounted for 10 per cent (2008: eight per cent) of Jackson's policy and contract liabilities at December 31, 2009. Fixed indexed annuities vary in structure, but generally are deferred annuities that enable policyholders to obtain a portion of an equity-linked return (based on participation rates and caps) but provide a guaranteed minimum return. These guaranteed minimum rates are generally set at 1.25 to 3.0 per cent.

        Jackson hedges the equity return risk on fixed indexed products using futures and options linked to the relevant index. The cost of these hedges is taken into account in setting the index participation rates or caps. Jackson bears the investment and surrender risk on these products.

Immediate annuities

        At December 31, 2009, immediate annuities accounted for two per cent (2008: two per cent) of Jackson's policy and contract liabilities. Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period of years and/or the life of the policyholder. If the term is for the life of the policyholder, then Jackson's primary risk is mortality risk. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and is guaranteed for the term of the annuity.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

(ii)   Variable annuities

        At December 31, 2009, VAs accounted for 49 per cent (2008: 39 per cent) of Jackson's policy and contract liabilities. VAs are deferred annuities that have the same tax advantages and payout options as interest-sensitive and fixed indexed annuities.

        The primary differences between VAs and interest-sensitive or fixed indexed annuities are investment risk and return. If a policyholder chooses a VA, the rate of return depends upon the performance of the selected fund portfolio. Policyholders may allocate their investment to either the fixed or variable account. Investment risk on the variable account is borne by the policyholder, while investment risk on the fixed account is borne by Jackson through guaranteed minimum fixed rates of return. At December 31, 2009, approximately 14 per cent (2008: approximately 18 per cent) of VA funds were in fixed accounts.

        Jackson issues VA contracts where it contractually guarantees to the contractholder either a) return of no less than total deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death (guaranteed minimum death benefit (GMDB)), annuitization (guaranteed minimum income benefit (GMIB)), or at specified dates during the accumulation period (guaranteed minimum withdrawal benefit (GMWB)) and guaranteed minimum accumulation benefit (GMAB). Jackson hedges these risks using equity options and futures contracts as described in note D3(e). The GMIB is no longer offered, with existing coverage being reinsured.

(iii)   Life insurance

        Jackson's life insurance products accounted for nine per cent (2008: 10 per cent) of Jackson's policy and contract liabilities at December 31, 2009. The products offered include variable universal life insurance, term life insurance and interest-sensitive life insurance.

(iv)  Institutional products

        Jackson's institutional products consist of GICs, funding agreements (including agreements issued in conjunction with Jackson's participation in the US Federal Home Loan Bank program) and medium-term note funding agreements. At December 31, 2009, institutional products accounted for six per cent of policy and contract liabilities (2008: 12 per cent). Under a traditional GIC, the policyholder makes a lump sum deposit. The interest rate paid is fixed and established when the contract is issued. If deposited funds are withdrawn earlier than the specified term of the contract, an adjustment is made that approximates a market value adjustment.

        Under a funding agreement, the policyholder either makes a lump sum deposit or makes specified periodic deposits. Jackson agrees to pay a rate of interest, which may be fixed but which is usually a floating short-term interest rate linked to an external index. The average term of the funding arrangements is one to two years. Funding agreements terminable by the policyholder with less than 90 days' notice account for less than one per cent (2008: one per cent) of total policyholder reserves.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

        Medium-term note funding agreements are generally issued to support trust instruments issued on non-US exchanges or to qualified investors (as defined by SEC Rule 144A). Through the funding agreements, Jackson agrees to pay a rate of interest, which may be fixed or floating, to the holders of the trust instruments.

(e)   Exposure to market risk and risk management

        Jackson's main exposures are to market risk through its exposure to interest rate risk and equity risk. Approximately 95 per cent (2008: 90 per cent) of its general account investments support interest-sensitive and fixed indexed annuities, life business and surplus and five per cent (2008: 10 per cent) support institutional business. All of these types of business contain considerable interest rate guarantee features and, consequently, require that the assets that support them are primarily fixed income or fixed maturity.

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

        Prudential is also exposed to the following risks in the US arising from equity market movements:

  •
  the risk of loss related to the incidence of benefits related to guarantees issued in connection with its VA contracts; and

  •
  the risk of loss related to meeting contractual accumulation requirements in FIA contracts.

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

        Value movements on the derivatives are reported within the income statement. In preparing Jackson's segment profit as shown in note B1, value movements on Jackson's derivative contracts, other

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

than for certain equity-based product management activities, are included within short-term fluctuations in investment returns and excluded from operating results based on longer-term investment returns (defined as segment profit). Value movements on derivative instruments used for certain equity-based product management activities, based on a static long-term volatility assumption and, for embedded liabilities, average Corporate AA interest rates, are included within operating results based on longer-term investment returns, as the value movements broadly offset the economic impact of changed levels of benefit payments and reserves as equity markets fluctuate, (subject to some limitations for GMDB where US GAAP does not fully reflect the economic features being hedged). Any differences in value movements on these derivatives between the static long-term volatility assumption and implied volatility or average Corporate AA interest rates and ending Corporate AA interest rates are reflected as components of short-term fluctuations. The types of derivatives used by Jackson and their purpose are as follows:

  •
  Interest rate swaps generally involve the exchange of fixed and floating payments over the period for which Jackson holds the instrument without an exchange of the underlying principal amount. These agreements are used for hedging purposes;

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

  •
  spread cap options are used as a macro-economic hedge against declining interest rates. Jackson receives quarterly settlements based on the spread between the two-year and the 10 year constant maturity swap rates in excess of a specified spread; and

  •
  credit default swaps, represent agreements under which Jackson has purchased default protection on certain underlying corporate bonds held in its portfolio. These contracts allow Jackson to sell the protected bonds at par value to the counterparty in the event of their default in exchange for periodic payments made by Jackson for the life of the agreement.

        Note D3(i) parts (iii) and (iv) show the sensitivities of Jackson's results through its exposure to equity risk and interest rate risk.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

(f)   Process for setting assumptions and determining contract liabilities

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

        In accordance with SOP03-01 (Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and for Separate Accounts) which specifies how certain guarantee features should be accounted for under US GAAP, the GMDB liability is not fair valued but is instead determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the life of the contract based on total

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

expected assessments. At December 31, 2009, the GMDB liability was valued using a series of deterministic investment performance scenarios, a mean investment return of 8.4 per cent (2008: 8.4 per cent) and assumptions for lapse, mortality and expense that are the same as those used in amortizing the capitalized acquisition costs.

        The direct GMIB liability is determined by estimating the expected value of the annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments.

        The assumptions used for calculating the direct GMIB liability at December 31, 2009 and 2008 are consistent with those used for calculating the GMDB liability.

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

        Most GMWB features are considered to be embedded derivatives under IAS 39. Therefore, provisions for these benefits are recognized at fair value, with the change in fair value included in operating profit based on longer-term investment returns. Certain GMWB features guarantee payments over a lifetime and, therefore, include mortality risk. Provisions for these GMWB amounts are valued consistent with the GMDB valuation method discussed above.

        For GMWB and GMIB reinsurance embedded derivatives that are fair valued under IAS 39, Jackson bases its volatility assumptions solely on implied market volatility with no reference to historical volatility levels and explicitly incorporates Jackson's own credit risk in determining discount rates.

        Volatility assumptions are now based on a weighting of available market data on implied volatility for durations up to ten years, at which point the projected volatility is held constant. Non-performance risk is incorporated into the calculation through the use of discount interest rates sourced from a AA corporate credit curve. Other risk margins, particularly for market illiquidity and policyholder behavior are also incorporated into the model through the use of explicitly conservative assumptions. On a periodic basis, Jackson rationalizes the resulting fair values based on comparisons to other models and market movements.

        With the exception of the GMDB, GMIB, GMWB and GMAB features of VA contracts, the financial guarantee features of Jackson's contracts are in most circumstances not explicitly valued, but the impact of any interest guarantees would be reflected as they are earned in the current account value (i.e. the US GAAP liability).

        For traditional life insurance contracts, provisions for future policy benefits are determined under US GAAP using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation.

        Institutional products are accounted for as investment contracts under IFRS with the liability classified as being in respect of financial instruments rather than insurance contracts, as defined by

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

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

(g)   Reinsurance

        The principal reinsurance ceded by Jackson outside the Group is on term life insurance, direct and assumed accident and health business and GMIB variable annuity guarantees. In 2009, the premiums for such ceded business amounted to £82 million (2008: £68 million; 2007: £60 million). Net commissions received on ceded business and claims incurred ceded to external reinsurers totaled £12 million and £66 million respectively, during 2009 (2008: £10 million and £49 million, respectively; 2007: £10 million and £47 million, respectively). There were no deferred gains or losses on reinsurance contracts in either 2009, 2008 or 2007. The reinsurance asset for business ceded outside the Group was £667 million (2008: £800 million).

(h)   Effect of changes in assumptions used to measure insurance assets and liabilities

(a)   Measurement basis for embedded derivatives of variable annuity business and other policyholder liability

        Certain variable annuity products sold by Jackson include Guaranteed Minimum Withdrawal Benefits (GMWB) which, in accordance with the Group's accounting policies, are measured within the IFRS statement of financial position at fair value. This requires a number of assumptions related to projected future cash flows, including those driven by policyholder behaviors such as lapses, fund selections and withdrawals utilization. During 2009 the GMWB utilization assumptions were revised to take account of the more recent experience of policyholder behavior. Previously policyholder behavior for the utilization of GMWB was assumed to be largely driven by the extent to which benefits were 'in the money'. For 2009, the assumption has been altered to take account of recent experience which shows that the attained age of the policyholder is the key factor in determining utilization levels. This has led to a release in policyholder liabilities of £96 million which is offset by a corresponding DAC amortization charge of £68 million to give an overall impact on profit before tax of £28 million. This assumption change has been offset by sundry other assumption changes such that the overall impact on operating profit of policyholder liability assumption changes, after taking into account DAC amortization offsets, is a charge of £4 million.

        In 2008 there were no changes of assumptions that had a material effect on the Jackson results. There was a change in estimation technique relating to the measurement of the Guaranteed Minimum Withdrawal Benefit (GMWB) features of Jackson's variable annuity products and the reinsurance of the Guaranteed Minimum Income Benefit (GMIB). In 2008 these features were valued using implied current equity volatility levels rather than historic long-term levels and the use of AA corporate bond rates

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

rather than LIBOR based swap rates as the reference basis for determining the discount rate. The cumulative effect of these two changes was to reduce the total loss in 2008 by £47 million.

(b)   Deferred acquisition costs

Income statement—amortization for variable annuity business

        Under IFRS 4, the Group applies US GAAP to the insurance assets and liabilities of Jackson. Under US GAAP, acquisition costs for Jackson's fixed and variable annuity business are deferred and then amortized in line with the expected emergence of margins. The amortization profile is dependant on assumptions which, for variable annuity business, the key assumption is the expected level of equity market returns. For 2009 and recent previous years a rate of 8.4 per cent has been applied using, as is industry practice, a mean reversion methodology.

        The mean reversion methodology is applied with the objective of adjusting the amortization of deferred acquisition costs that would otherwise be highly volatile for the fact that the expected level of future gross profits fluctuates for altered variable annuity asset values arising from changes in equity market levels at the end of each reporting period.

        The mean reversion methodology achieves this objective by dynamic adjustment to the level of expectations of short-term future investment returns. Under the methodology the projected returns for the next five years are, for the purposes of determining the amortization profile, set so that normally combined with the actual returns for the current and preceding two years the average rate of return is 8.4 per cent. The mean reversion methodology does, however, include a cap of 15 per cent per annum on the projected return for each of the next five years. Projected returns after the next five years are set at 8.4 per cent. For 2008 following the fall in equity markets in that year, this capping effect applied to restrict the projected returns below the rate of approximately 20 per cent per annum level that would have otherwise applied to the first five years. Although equity markets rose during the year, the return in 2008 was such that the cap remains in place at December 31, 2009, albeit at a lower level.

        The DAC amortization reflected in the 2008 results, after incorporating the mean reversion, increased by some £140 million, of which £40 million arises due to the capping feature. In 2009, following improvements in equity markets, no such DAC acceleration arose during the period and DAC amortization fell accordingly.

Statement of changes in equity—'shadow DAC adjustments'

        Consequent upon the positive unrealized valuation movement in 2009 of £2,669 million (2008: negative £2,104 million; 2007: negative £244 million) there is a debit of £1,069 million (2008: £831 million credit; 2007: £88 million credit) for altered 'shadow' amortization booked within other comprehensive income. These adjustments reflect movement from period to period, in the changes to the pattern of reported gross profits that would have happened if the assets had been sold, crystallizing the gain or loss, and the proceeds reinvested at the yields currently available in the market. At December 31, 2009 the cumulative 'shadow DAC balance' was negative £10 million (2008: positive £1,192 million).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

(i)    Sensitivity of IFRS basis profit and equity to market and other risks

(i)    Currency fluctuations

        Consistent with the Group's accounting policies, the profits of the Group's US operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2009, the rates were US$1.57 (2008: US$1.85) and US$1.61 (2008: US$1.44) to £1 sterling, respectively. A 10 per cent increase or decrease in these rates would reduce or increase profit (loss) before tax attributable to shareholders, profit (loss) for the year and shareholders' equity attributable to US insurance operations respectively as follows:

	A 10% increase in exchange rates		A 10% decrease in exchange rates
	2009	2008	2009	2008
	£ million	£ million	£ million	£ million
Profit (loss) before tax attributable to shareholdersnote (i)	(44)	59	54	(72)
Profit (loss) for the year	(54)	51	65	(62)
Shareholders' equity attributable to US insurance operations	(274)	(158)	335	193

Note

(i)
Sensitivity on profit (loss) before tax i.e. aggregate of the operating profit based on longer-term investment returns and short-term fluctuations, as

(ii)   Other sensitivities

        The principal determinants of variations in operating profit based on longer-term returns are:

  •
  Growth in the size of assets under management covering the liabilities for the contracts in force;

  •
  variations in fees and other income, offset by variations in market value adjustment payments and, where necessary, strengthening of liabilities;

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

        A detailed analysis of actual experience is measured by internally developed mortality and persistency studies. For variable annuity business, the key assumption is the expected long-term level of equity market returns, which for 2009, 2008 and 2007 was 8.4 per cent per annum implemented using a mean reversion methodology. These returns affect the level of future expected profits through their effects on the fee income and the required level of provision for guaranteed minimum death benefit claims. The mean reversion methodology dampens the impact of equity market movements during a particular year, but does not fully eliminate the effects of movements in the equity markets.

        In addition, the mean reversion methodology includes both a cap and a floor that determine the maximum impact that the methodology may have. Due to the significant market movements during 2008, Jackson exceeded the cap on future equity market returns, resulting in a higher level of sensitivity to market movements than would have been recognized had the cap not been met at the end of 2008. Given the low market return in 2008 this cap remained in place at December 31, 2009 and so the higher level of sensitivity remains.

        Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and GMDB reserves, the profits of Jackson are relatively insensitive to changes in insurance risk.

(iii)   Exposure to equity risk

        As noted in note D3(e), Jackson is exposed to equity risk through the options embedded in the fixed indexed liabilities and GMDB and GMWB guarantees included in certain VA benefits. This risk is managed using a comprehensive equity hedging program to minimize the risk of a significant economic impact as a result of increases or decreases in equity market levels while taking advantage of naturally offsetting exposures in Jackson's operations. Jackson purchases external futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling separate account fees.

        As a result of this hedging program, if the equity markets were to increase further in the future, Jackson's free-standing derivatives would decrease in value. However, over time, this movement would be broadly offset by increased separate account fees and reserve decreases, net of the related changes to amortization of deferred acquisition costs. Due to the nature of the free-standing and embedded derivatives, this hedge, while highly effective on an economic basis, may not completely mute the immediate impact of the market movements as the free-standing derivatives reset immediately while the hedged liabilities reset more slowly and fees are recognized prospectively. The opposite impacts would be observed if the equity markets were to decrease.

        At December 31, 2009 based on the hedges in place at that time, it is estimated that an immediate decrease in the equity markets of 10 per cent would result in an accounting benefit, net of related DAC amortization, before tax of up to £60 million, excluding the impact on future separate account fees. After related deferred tax there would have been an estimated increase in shareholders' equity at December 31, 2009 of up to £40 million. An immediate decrease in the equity markets of 20 per cent is estimated to result in an accounting benefit, net of related DAC amortization, before tax of up to £110 million, excluding the impact on future separate account fees. After related deferred tax there would have been an estimated increase in shareholders' equity at December 31, 2009 of up to

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

£80 million. An immediate increase in the equity markets of 10 and 20 per cent is estimated to result in an approximately equal and opposite estimated effect on profit and shareholders' equity as that disclosed above for a decrease.

        At December 31, 2008, based on the hedges in place at that time, it was estimated that an immediate decrease in the equity markets at 10 per cent would result in an accounting charge, net of related DAC amortization, before tax of up to £20 million, excluding the impact on future separate account fees. After related deferred tax, it was estimated that there would have been a decrease in shareholders' equity of up to £15 million. An immediate decrease in the equity markets of 20 and 40 per cent was estimated to result in an accounting charge, net of related DAC amortization, before tax of up to £40 million and £90 million respectively excluding the impact of future separate account fees. After related deferred tax there would have been an estimated reduction in shareholders' equity at December 31, 2008 of up to £30 million and £60 million respectively. The difference in the effects of a decrease in the equity markets at December 31, 2009 as compared to 2008 was due to a high number of GMDB and GMWB guarantees being 'in the money' at December 31, 2008. As a result, the adverse effects on provisions for policyholder liabilities from a decreasing equity market at December 31, 2008 more than offset the benefits from the hedging instruments held at that time.

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

        A range of reasonably possible movements in the value of equity securities, partnerships in investment pools and other financial derivatives have been applied to Jackson's holdings at December 31, 2009 and December 31, 2008. The table below shows the sensitivity to a 10 and 20 per cent (2008: 10, 20 and 40 per cent) fall in value and the impact that this would have on pre-tax profit, net of related changes in amortization of DAC, profit after tax and shareholders' equity.

	2009		2008
	A decrease of 20%	A decrease of 10%	A decrease of 40%	A decrease of 20%	A decrease of 10%
	£ million	£ million	£ million	£ million	£ million
Pre-tax profit, net of related changes in amortization of DAC	(117)	(58)	(255)	(141)	(98)
Related deferred tax effects	41	20	89	49	34

Net sensitivity of profit after tax and shareholders' equity	(76)	(38)	(166)	(92)	(64)

        The disclosure of the effect of a 40 per cent fall for 2008 was included because of the exceptional market conditions at that time. These conditions have now abated and the disclosure is no longer appropriate.

Prudential plc and Subsidiaries
Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

        In the equity risk sensitivity analysis given above, the Group has, for 2009, considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather this would be expected to occur over a period of time during which the Group would be able to put in place mitigating management actions.

(iv)  Exposure to interest rate risk

        Notwithstanding the market risk exposure described in note D3(e), except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of fixed annuity liabilities of Jackson products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement described in notes D3(d) and D3(f). The GMWB features attaching to variable annuity business represents embedded derivatives which are fair valued and so will be sensitive to changes in interest rate.

        Debt securities and related derivatives are marked to fair value. Value movements on derivatives, again net of related changes to amortization of DAC and deferred tax, are recorded within profit and loss. Fair value movements on debt securities, net of related changes to amortization of DAC and deferred tax, are recorded within other comprehensive income. The estimated sensitivity of these items

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

and policyholder liabilities to a one per cent and two per cent decrease and increase in interest rates at December 31, 2009 and 2008 and is as follows:

	2009				2008
	A 2% decrease	A 1% decrease	A 1% increase	A 2% increase	A 2% decrease	A 1% decrease	A 1% increase	A 2% increase
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Profit and loss
Direct effect
Derivatives value change	(319)	(148)	159	370	(575)	(268)	283	639
Policyholder liabilities	(418)	(185)	170	334	(517)	(218)	182	350
Related effect on amortization of DAC	364	162	(156)	(328)	498	215	(193)	(395)

Pre-tax profit effect:

Operating profit based on longer-term investment returns	(144)	(62)	56	109	(128)	(59)	64	146
Short-term fluctuations in investment returns	(229)	(109)	117	267	(466)	(212)	208	448

	(373)	(171)	173	376	(594)	(271)	272	594
Related effect on charge for deferred tax	131	60	(60)	(131)	206	94	(95)	(207)

Net profit effect	(242)	(111)	113	245	(388)	(177)	177	387

Other comprehensive income
Direct effect on carrying value of debt securities	2,183	1,179	(1,179)	(2,183)	2,476	1,238	(1,238)	(2,476)
Related effect on amortization of DAC	(764)	(413)	413	764	(619)	(310)	310	619
Related effect on movement in deferred tax	(497)	(268)	268	497	(650)	(325)	325	650

Net effect	922	498	(498)	(922)	1,207	603	(603)	(1,207)

Total net effect on IFRS equity	680	387	(385)	(677)	819	426	(426)	(820)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

(j)    Duration of liabilities

        The table below shows the carrying value of policyholder liabilities. Separately, the Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The table below also shows the maturity profile of the cash flows used for that purpose for 2009 and 2008:

	2009			2008
	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity	Total	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Policyholder liabilities	27,672	20,639	48,311	30,823	14,538	45,361

	%	%		%	%

Expected maturity:
0 to 5 years	52	50		49	46
5 to 10 years	27	28		26	28
10 to 15 years	10	12		11	14
15 to 20 years	5	6		6	7
20 to 25 years	3	2		3	3
Over 25 years	3	2		5	2

        The maturity tables shown above have been prepared on a discounted basis. Details of undiscounted cash flows for investment contracts are shown in note G2.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

D4: Asian insurance operations

(a)   Summary statement of financial position

				Asian insurance operations
	With-profits business note (i)	Unit-linked assets and liabilities	Other	2009 Total	2008 Total
	£ million	£ million	£ million	£ million	£ million
Assets
Intangible assets attributable to shareholders:
Goodwillnote (iii)	—	—	80	80	111
Deferred acquisition costs and other intangible assets	—	—	822	822	1,247

Total	—	—	902	902	1,358

Intangible assets attributable to with-profit funds:
Deferred acquisition costs and other intangible assets	97	—	—	97	113
Deferred tax assets	—	—	132	132	101
Other non-investment and non-cash assetsnote (iii)	234	83	563	880	1,416
Investments of long-term business and other operations:
Investment properties	—	—	11	11	20
Investments accounted for using the equity method	—	—	2	2	—
Financial investments:
Loansnote (ii)	781	27	399	1,207	1,705
Equity securities and portfolio holdings in unit trusts	3,691	7,224	267	11,182	8,077
Debt securitiesnote [c]	4,988	2,462	2,534	9,984	11,113
Other investments	73	44	141	258	144
Deposits	14	196	536	746	750

Total investments	9,547	9,953	3,890	23,390	21,809

Cash and cash equivalents	225	235	377	837	1,501

Total assets	10,103	10,271	5,864	26,238	26,298

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

				Asian insurance operations
	With-profits business note (i)	Unit-linked assets and liabilities	Other	2009 Total	2008 Total
	£ million	£ million	£ million	£ million	£ million
Equity and liabilities
Equity
Shareholders' equity	—	—	1,462	1,462	2,167
Minority interests	—	—	1	1	7

Total equity	—	—	1,463	1,463	2,174

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contract under IFRS 4)	8,808	9,717	3,333	21,858	20,909
Unallocated surplus of with-profits funds	53	—	—	53	160

Total	8,861	9,717	3,333	21,911	21,069

Other non-insurance liabilities:
Operational borrowings attributable to shareholders-financed operations	—	—	210	210	130
Deferred tax liabilities	266	12	106	384	441
Other non-insurance liabilities	976	542	752	2,270	2,484

Total liabilities	10,103	10,271	4,401	24,775	24,124

Total equity and liabilities	10,103	10,271	5,864	26,238	26,298

Notes

(i)
The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore with-profits operations. Assets and liabilities of other participating business are included in the column for 'other business'.

(ii)
The loans of the Group's Asian insurance operations of £1,207 million (2008: £1,705 million) comprise mortgage loans of £13 million (2008: £238 million), policy loans of £437 million (2008: £675 million) and other loans of £757 million (2008: £792 million). The mortgage and policy loans are secured by properties and life insurance policies respectively. The majority of the other loans are commercial loans held by the Malaysian operation and which are all investment graded by two local rating agencies.

(iii)
Further segmental analysis:

No goodwill attributable to any individual country included in the Asia total of £80 million (2008: £111 million) exceeds 10 per cent of the Group goodwill attributable to shareholders of £1,310 million (2008: £1,341 million).

Included within 'Other non-investment and non-cash assets' of £880 million (2008: £1,416 million), was 'Property, plant and equipment' of £94 million (2008: £144 million). No individual country in Asia held property, plant and equipment at the end of the year which exceeds 10 per cent of the Group total of £367 million (2008: £635 million).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

        Summary policyholder liabilities (net of reinsurance) and unallocated surplus

        At December 31, 2009, the policyholder liabilities (net of reinsurance of £18 million (2008: £24 million)) and unallocated surplus for Asian operations of £21.9 billion (2008: £21.0 billion) comprised the following:

	2009	2008
	£ million	£ million
Singapore	6,960	5,426
Hong Kong	5,762	5,100
Taiwan	545	4,024
Malaysia	1,823	1,587
Japan	1,094	1,100
Other countries	5,709	3,808

Total Asian operations	21,893	21,045

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

(b)   Reconciliation of movement in policyholder liabilities and unallocated surplus of with-profits funds

        A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of Asian insurance operations from the beginning of the year to the end of the year is as follows:

	With-profits business	Unit-linked assets and liabilities	Other	Asian insurance operations Total
	£ million	£ million	£ million	£ million
At January 1, 2008	6,547	6,971	3,661	17,179
Premiums
New businessnote (ii)	391	1,252	233	1,876
In-force	647	1,009	630	2,286

	1,038	2,261	863	4,162
Surrenders	(354)	(614)	(223)	(1,191)
Maturities/Deaths	(181)	(14)	(159)	(354)

Net cash flows	503	1,633	481	2,617
Shareholders transfer post tax	(23)	—	—	(23)
Investment-related items and other movements	(1,320)	(3,158)	185	(4,293)
Foreign exchange translation differencesnote (i)	2,387	1,774	1,428	5,589

At December 31, 2008/January 1, 2009	8,094	7,220	5,755	21,069
Premiums
New businessnote (ii)	46	643	517	1,206
In-force	777	1,223	601	2,601

	823	1,866	1,118	3,807
Surrenders	(361)	(666)	(174)	(1,201)
Maturities/Deaths	(253)	(19)	(70)	(342)

Net cash flows	209	1,181	874	2,264
Change in reserving basis in Malaysianote (iii)	—	(9)	(54)	(63)
Change in other reserving basis	—	—	(4)	(4)
Shareholders' transfers post tax	(20)	—	—	(20)
Investment-related items and other movementsnote (iv)	1,431	2,661	150	4,242
Foreign exchange translation differencesnote (i)	(853)	(612)	(604)	(2,069)
Disposal of Taiwan agency businessnote (v)	—	(724)	(2,784)	(3,508)

At December 31, 2009	8,861	9,717	3,333	21,911

Notes

(i)
Movements in the year have been translated at the average exchange rate for the year ended December 31, 2009. The closing balance has been translated at the closing spot rates as at December 31, 2009. Differences upon retranslation are included in foreign exchange differences of negative £2,069 million.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

(ii)
The increase in policyholder liabilities due to new business premium for the with-profits business fell by £345 million to £46 million. This is predominantly driven by a fall in sales of single premium with-profits policies in Hong Kong following the withdrawal of the PruSaver product in 2009.

The increase in policyholder liabilities due to new business premium for Asia unit-linked business was lower by £609 million in 2009, in line with decreases in single premium sales during the year.

(iii)
The change in reserving basis in Malaysia of £63 million reflects the change made following the adoption of a risk based capital (RBC) approach to the local regulatory reporting in that country.

(iv)
The positive investment related items and other movements for with-profits (£1,431 million) and unit-linked business (£2,661 million) were mainly driven from Asian equity market gains in the period.

(v)
The disposal of Taiwan agency business reflects the liabilities transferred at the date of disposal.

(c)   Information on credit risks of debt securities

        The following table summarizes the credit quality of the debt securities of the Asian insurance operations as at December 31, 2009 by rating agency ratings:

	2009				2008
	With- profits business	Unit- linked business	Other business	Total	Total
	£ million	£ million	£ million	£ million	£ million
S&P—AAA	1,778	295	186	2,259	2,632
S&P—AA+ to AA-	657	345	592	1,594	3,746
S&P—A+ to A-	749	463	284	1,496	808
S&P—BBB+ to BBB-	472	103	107	682	902
S&P—Other	397	3	517	917	253

	4,053	1,209	1,686	6,948	8,341

Moody's—Aaa	86	33	15	134	494
Moody's—Aa1 to Aa3	38	32	279	349	108
Moody's—A1 to A3	12	283	14	309	398
Moody's—Baa1 to Baa3	17	16	7	40	60
Moody's—Other	—	—	15	15	50

	153	364	330	847	1,110

Fitch	—	38	1	39	41
Other	782	851	517	2,150	1,621

Total debt securities	4,988	2,462	2,534	9,984	11,113

        Of the £517 million (2008: £555 million) debt securities for other business which are not rated in the table above, £225 million (2008: £231 million) are in respect of government bonds and £265 million (2008: £221 million) are in respect of corporate bonds rated as investment grade by local external ratings agencies, and £22 million (2008: £nil) structured deposits issued by banks which are themselves rated but where the specific deposits have not been.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

(d)   Products and guarantees

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

        In general terms, the Asian participating products provide savings and protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurers. The Asian operations' non-participating term, whole life and endowment products offer savings and/or protection where the benefits are guaranteed or determined by a set of defined market-related parameters. Unit-linked products combine savings with protection, the cash value of the policy depends on the value of the underlying unitized funds. Health and Protection (H&P) policies provide mortality or morbidity benefits and include health, disability, critical illness and accident coverage. H&P products are commonly offered as supplements to main life policies but can be sold separately.

        Subject to local market circumstances and regulatory requirements, the guarantee features described in note D2(d) in respect of UK business broadly apply to similar types of participating contracts written in the Hong Kong branch, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.

        Non-participating long-term products are the only ones where the insurer is contractually obliged to provide guarantees on all benefits. Investment-linked products have the lowest level of guarantee, if any.

        Product guarantees in Asia can be broadly classified into four main categories, namely premium rate, cash value and interest rate guarantees, policy renewability and convertibility options.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

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

        Whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception and do not vary subsequently with market conditions are written in the Korean life operations. This is to a much lesser extent than the policies written by the Taiwan agency business which was sold in the first half of 2009, as Korea has a much higher proportion of linked and health business. The Korean business has non-linked liabilities and linked liabilities at December 31, 2009 of £349 million and £1,173 million respectively (2008: £312 million and £742 million respectively).

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

        The method for determining liabilities of insurance contracts for UK GAAP, and IFRS, purposes for some Asian operations is based on US GAAP principles and this method applies to contracts with cash value and interest rate guarantees. Following standard US GAAP procedure, premium deficiency reserve calculations are performed each year to establish whether the carrying values of the liabilities are sufficient.

        On the US GAAP basis the calculations are deterministic, that is to say based on a single set of projections, and expected long-term rates of return are applied.

(e)   Exposure to market risk

        The Asian operations sell with-profits and unit-linked policies and, although the with-profits business generally has a lower terminal bonus element than in the UK, the investment portfolio still contains a proportion of equities and, to a lesser extent, property. Non-participating business is largely backed by debt securities or deposits. The exposure to market risk of the Group arising from its Asian operations is therefore at modest levels. This arises from the fact that the Asian operations have a balanced portfolio of with-profits, unit-linked and other types of business.

(f)   Process for setting assumptions and determining liabilities

        The future policyholder benefit provisions for Asian businesses in the Group's IFRS accounts and previously under the MSB, are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with UK GAAP.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

        For Asian operations in countries where local GAAP is not well established and in which the business written is primarily non-participating and linked business, US GAAP is used as the most appropriate reporting basis. This basis is applied in Japan and Vietnam and, materially for 2008 but less so for 2009 following the sale of the agency business, in Taiwan. The future policyholder benefit provisions for non-linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claims expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business.

(g)   Reinsurance

        The Asian businesses cede only minor amounts of business outside the Group with immaterial effects on reported profit. During 2009, reinsurance premiums for externally ceded business were £119 million (2008: £76 million: 2007: £52 million) and the reinsurance assets were £18 million (2008: £24 million) in aggregate.

(h)   Effect of changes in bases and assumptions used to measure insurance assets and liabilities

(a)   Exceptional credit of £63 million regarding the liability measurement for Malaysia long-term business

        For the Malaysia life business, under the basis applied previously, 2008 IFRS basis liabilities were determined on the local regulatory basis using prescribed interest rates such that a high degree of prudence resulted.

        As of January 1, 2009, the local regulatory basis has been replaced by the Malaysian authority's risk-based capital (RBC) framework. In the light of this development, the Company has remeasured the liabilities by reference to the method applied under the new RBC framework, which is more realistic than the previous approach, but with an overlay constraint to the method such that negative reserves derived at an individual policyholder level are not included. This change has resulted in a one-off release from liabilities at January 1, 2009 of £63 million.

(b)   Changes in key assumptions

        Excluding the change in Malaysia as explained above, the result for Asian operations was increased in 2009 by the effect of a number of other individually small assumptions changes of, in aggregate, £4 million. For 2008 the result for Asian operations was reduced by the effect of a number of individually small assumptions charges of, in aggregate, £21 million. There were no changes of assumptions that had a material impact on the 2007 results for Asian operations.

(c)   Deferral and amortization of acquisition costs

        Under IFRS, the basis of accounting for insurance assets and liabilities reflects 'grandfathered' GAAP under the Modified Statutory Basis (MSB). In general, this requires the deferral and amortization of

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

acquisition costs in line with the emergence of margins. In 2008, the basis of deferral and amortization was adjusted for a number of territories to better reflect the MSB requirement as follows:

        For the India life operation, reflecting the initial development stage of the business, acquisition costs had previously not been deferred. In 2008, £19 million of deferred acquisition costs, net of amortization in the year, were established.

        For the Korea life business, refinements were made to move to a more appropriate basis which resulted in a credit of £35 million (£9 million of which related to the January 1, 2008 balance).

        For Singapore, refinements were made with a £21 million benefit in 2008 (of which £7 million related to the January 1, 2008 position) where the local risk based capital approach does not provide an appropriate basis of implicit allowance for acquisition costs for certain products and in Hong Kong, adjustments were made with a net overall effect of a credit to profit of £10 million in 2008.

(i)    Sensitivity of IFRS basis profit and equity to market and other risks

Currency translation

        Consistent with the Group's accounting policies, the profits of the Asian insurance operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2009, the rates for the most significant operations are given in note B4.

        A 10 per cent increase or decrease in these rates would have reduced or increased profit before tax attributable to shareholders, profit for the year and shareholders' equity, excluding goodwill, attributable to Asian operations respectively as follows:

	A 10% increase in exchange rates		A 10% decrease in exchange rates
	2009	2008	2009	2008
	£ million	£ million	£ million	£ million
Profit (loss) before tax attributable to shareholdersnote (i)	(40)	(14)	49	18
Profit (loss) for the year	(35)	(6)	43	8
Shareholders' equity, excluding goodwill, attributable to Asian operations	(129)	(202)	158	246

Note

(i)
Sensitivity on profit before tax i.e. aggregate of the operating profit based on longer-term investment returns, short-term fluctuations in investment returns, and actuarial gains and losses on defined benefit pension schemes but excluding the loss on sale and results for Taiwan agency business, as discussed in note B1.

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

December 31, 2009

D:    Life assurance business (Continued)

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

(iii)   Other business

(a)   Interest rate risk for Taiwan

        For 2008 the principal other business of Asian operations that was most sensitive to movements in interest rates was the whole of life business written in Taiwan. In June 2009 the Company completed the sale of its agency distribution business and associated liabilities and its agency force in Taiwan to China Life Insurance Company Ltd. as explained in note I1. For 2009 the assets and liabilities of the element of Taiwan business retained by the Company are relatively less sensitive to variances in interest rates, with a reasonably possible decrease in interest rates of 0.5 per cent leading to an increase in IFRS pre-tax profits of £24 million. After adjusting these results for deferred tax the reasonably possible effect on shareholders' equity is £19 million. A 0.5 per cent increase in interest rates is estimated to have an approximately equal and opposite effect on profit and shareholders' equity.

(b)   Interest rate risk for other business excluding Taiwan

        Asian operations offer a range of insurance and investment products, predominately with-profits and non-participating term, whole life endowment and unit-linked. Excluding with-profit and unit-linked business along with Taiwan, the results of the Asian business are sensitive to the vagaries of routine movements in interest rates.

        For the purposes of analyzing sensitivity to variations in interest rates, it has been determined for the majority of territories that a movement of one per cent in the 10 year government bond rate can be considered reasonably possible. At December 31, 2009, 10 year government bond rates vary from territory to territory and range from 1.3 per cent to 11.45 per cent (2008: 1.17 per cent to 10.18 per cent). An exception to this arises in Japan where reasonably possible interest rate movements have been determined as 0.5 per cent respectively. (2008: Japan 0.5 per cent, Vietnam 1.5 per cent). These reasonably possible changes would have the following impact:

	2009 A 1% decrease note (i)	2008 A 1% decrease note (i)
	£ million	£ million
Pre-tax profit	67	56
Related deferred tax (where applicable)	(17)	(11)

Net effect on profit and equity	50	45

Note

(i)
One per cent sensitivity has been used in all territories (except Japan (0.5 per cent)) (2008: Japan 0.5 per cent, Vietnam 1.5 per cent).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

        The pre-tax impacts, if they arose, would mostly be recorded within the category short-term fluctuations in investments returns in the Group's supplementary analysis of profit before tax.

        At December 31, 2009, an increase in the rates of one per cent (Japan (0.5 percent)) is estimated to have the effect of decreasing pre-tax profit by £87 million. After adjusting these results for deferred tax the reasonable possible effect on shareholders' equity is a decrease of £65 million.

(c)   Equity price risk

        The non-linked shareholder business has limited exposure to equity and property investment (£278 million at December 31, 2009). Generally changes in equity and property investment values are not automatically matched by investments in policyholder liabilities. However for the Vietnam business, to the extent that equity investment appreciation is realized through sales of securities then policyholders' liabilities are adjusted to the extent that policyholders participate.

        The estimated sensitivity to a 10 and 20 per cent (2008: 10, 20 and 40 per cent) change in equity and property prices for shareholder-backed Asian other business, which would be reflected in the short-term fluctuation component of the Group's segmental analysis of profit before tax, at December 31, 2009 and 2008 would be as follows:

	2009		2008
	A decrease of 20%	A decrease of 10%	A decrease of 40%	A decrease of 20%	A decrease of 10%
	£ million	£ million	£ million	£ million	£ million
Pre-tax	(58)	(29)	(176)	(88)	(44)
Related deferred tax (where applicable)	8	4	5	3	1

Net effect on profit and equity	(50)	(25)	(171)	(85)	(43)

        A 10 or 20 per cent, (2008: 10, 20 or 40 per cent) increase in their value is estimated to have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above. The low tax rate effect, which is particularly evident in 2008 relates to the availability of losses in some of the territories.

        The disclosure of the effect of a 40 per cent fall for the 2008 year-end was included because of the exceptional market conditions at that time. These conditions have now abated and the disclosure is no longer appropriate.

        In the equity risk sensitivity analysis given above the Group has, for 2009, considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather this would be expected to occur over a period of time during which the Group would be able to put in place mitigating management actions.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

(d)   Insurance risk

        Many of the territories in Asia are exposed to mortality/morbidity risk and provision is made within IFRS policyholder liabilities on a prudent regulatory basis to cover the potential exposure. If these prudent assumptions were strengthened by five per cent (estimated at one in ten year shock) then it is estimated that post tax IFRS profit would be impacted by approximately £9 million (with a corresponding change to IFRS shareholders' equity). Mortality/morbidity has a symmetrical effect on portfolio and so a weakening of mortality/morbidity assumptions would have an approximately equal and opposite similar impact.

(j)    Duration of liabilities

        The table below shows the carrying value of policyholder liabilities. Separately the Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The table below also shows the maturity profile of the cash flows, taking account of expected future premiums and investment returns used for that purpose for 2009 and 2008:

	2009	2008
	£ million	£ million
Policyholder liabilities	21,858	20,909

	%	%
Expected maturity:
0 to 5 years	24	23
5 to 10 years	21	21
10 to 15 years	15	15
15 to 20 years	12	13
20 to 25 years	9	10
Over 25 years	19	18

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

D5: Capital position statement for life assurance businesses

(a)   Summary statement

        The Group's estimated capital position for life assurance businesses with reconciliations to shareholders' equity is shown below. Available capital for each fund or group of companies is determined by reference to local regulation at December 31, 2009 and 2008. Group capital requirements also apply as discussed in note D(b)(iv).

December 31, 2009	SAIF	WPSF note (i)	Total PAC with- profits fund	Other UK life assurance subsidiaries and funds note (ii)	Jackson	Asian life assurance subsidiaries	Total life assurance operations	M&G (including Prudential Capital)	Parent company and shareholders' equity of other subsidiaries and funds	Group total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Group shareholders' equity
Held outside long-term funds:
Net assets	—	—	—	788	3,011	1,382	5,181	173	(1,507)	3,847
Goodwill	—	—	—	—	—	80	80	1,153	77	1,310

Total	—	—	—	788	3,011	1,462	5,261	1,326	(1,430)	5,157
Held in long-term fundsnote (iii)	—	—	—	1,114	—	—	1,114	—	—	1,114

Total Group shareholders' equity	—	—	—	1,902	3,011	1,462	6,375	1,326	(1,430)	6,271

Adjustments to regulatory basis
Unallocated surplus of with-profits fundsnote (v)	—	9,966	9,966	—	—	53	10,019
Shareholders' share of realistic liabilities	—	(3,001)	(3,001)	—	—	—	(3,001)
Deferred acquisition costs of non-participating business not recognized for regulatory reporting purposes and goodwill	(2)	(7)	(9)	(124)	(3,092)	(786)	(4,011)
Jackson surplus notesnote (iv)	—	—	—	—	154	—	154
Investment and policyholder liabilities valuation differences between IFRS and regulatory basis for Jacksonnote (viii)	—	—	—	—	2,221	—	2,221
Adjustment from IAS 19 basis pension deficit attributable to WPSF to pension liability for regulatory purposesnote (vii)	—	65	65	—	—	—	65
Valuation difference on PAL between IFRS basis and regulatory basis	—	(1,294)	(1,294)	—	—	—	(1,294)
Other adjustments to restate these amounts to a regulatory basis (with SAIF and the WPSF on a Peak 2 realistic basis)note (v)	2	703	705	(171)	194	400	1,128

Total adjustments	—	6,432	6,432	(295)	(523)	(333)	5,281

Total available capital resources of life assurance businesses on local regulatory bases	—	6,432	6,432	1,607	2,488	1,129	11,656

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

December 31, 2009	SAIF	WPSF note (i)	Total PAC with- profits fund	Other UK life assurance subsidiaries and funds note (ii)	Jackson	Asian life assurance subsidiaries	Total life assurance operations
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Policyholder liabilities
With-profits liabilities of UK regulated with-profits funds:
Insurance contracts	9,285	28,449	37,734	—	—	4,766	42,500
Investment contracts (with discretionary participating features)	396	24,384	24,780	—	—	100	24,880

Total	9,681	52,833	62,514	—	—	4,866	67,380

Other liabilities:
Insurance contracts:
With-profits liabilities of non-UK regulated funds	—	—	—	—	—	3,942	3,942
Unit-linked, including variable annuity	—	1,998	1,998	6,793	20,639	9,717	39,147
Other life assurance business	291	12,726	13,017	18,113	25,707	3,287	60,124
Investment contracts without discretionary participation features (principally unit-linked and similar contracts in the UK and GIC liabilities of Jackson)note (vi)	—	—	—	13,794	1,965	46	15,805

Total	291	14,724	15,015	38,700	48,311	16,992	119,018

Total policyholder liabilities shown in the consolidated statement of financial position	9,972	67,557	77,529	38,700	48,311	21,858	186,398

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

December 31, 2008	SAIF	WPSF note (i)	Total PAC with- profits fund	Other UK life assurance subsidiaries and funds note (ii)	Jackson	Asian life assurance subsidiaries	Total life assurance operations	M&G (including Prudential Capital)	Parent company and shareholders' equity of other subsidiaries and funds	Group total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Group shareholders' equity
Held outside long-term funds:
Net assets	—	—	—	735	1,698	2,056	4,489	147	(1,839)	2,797
Goodwill	—	—	—	—	—	111	111	1,153	77	1,341

Total	—	—	—	735	1,698	2,167	4,600	1,300	(1,762)	4,138
Held in long-term fundsnote (iii)	—	—	—	920	—	—	920	—	—	920

Total Group shareholders' equity	—	—	—	1,655	1,698	2,167	5,520	1,300	(1,762)	5,058

Adjustments to regulatory basis
Unallocated surplus of with-profits fundsnote (v)	—	8,254	8,254	—	—	160	8,414
Shareholders' share of realistic liabilities	—	(2,028)	(2,028)	—	—	—	(2,028)
Deferred acquisition costs of non-participating business not recognized for regulatory reporting purposes	(3)	(10)	(13)	(128)	(3,962)	(876)	(4,979)
Jackson surplus notesnote (iv)	—	—	—	—	173	—	173
Investment and policyholder liabilities valuation differences between IFRS and regulatory basis for Jacksonnote (viii)	—	—	—	—	4,819	—	4,819
Adjustment from IAS 19 basis pension deficit attributable to WPSF to pension liability for regulatory purposesnote (vii)	—	(147)	(147)	—	—	—	(147)
Valuation difference on PAL between IFRS basis and regulatory basis	—	(1,350)	(1,350)	—	—	—	(1,350)
Other adjustments to restate these amounts to a regulatory basis (with SAIF and the WPSF on a Peak 2 realistic basis)note (v)	3	643	646	(474)	30	(41)	161

Total adjustments	—	5,362	5,362	(602)	1,060	(757)	5,063

Total available capital resources of life assurance businesses on local regulatory bases	—	5,362	5,362	1,053	2,758	1,410	10,583

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

December 31, 2008	SAIF	WPSF note (i)	Total PAC with- profits fund	Other UK life assurance subsidiaries and funds note (ii)	Jackson	Asian life assurance subsidiaries	Total life assurance operations
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Policyholder liabilities
With-profits liabilities of UK regulated with-profits funds:
Insurance contracts	9,260	26,466	35,726	—	—	4,416	40,142
Investment contracts (with discretionary participating features)	494	22,873	23,367	—	—	79	23,446

Total	9,754	49,339	59,093	—	—	4,495	63,588

Other liabilities:
Insurance contracts:
With-profits liabilities of non-UK regulated funds	—	—	—	—	—	3,407	3,407
Unit-linked, including variable annuity	—	1,872	1,872	6,041	14,538	7,220	29,671
Other life assurance business	264	12,625	12,889	16,228	27,938	5,755	62,810
Investment contracts without discretionary participation features (principally unit-linked and similar contracts in the UK and GIC liabilities of Jackson)note (vi)	—	—	—	11,584	2,885	32	14,501

Total	264	14,497	14,761	33,853	45,361	16,414	110,389

Total policyholder liabilities shown in the consolidated statement of financial position	10,018	63,836	73,854	33,853	45,361	20,909	173,977

Notes

(i)
WPSF unallocated surplus includes amounts related to the Hong Kong branch. Policyholder liabilities of the Hong Kong branch are included in the amounts of Asian life assurance subsidiaries.

(ii)
Excluding PAC shareholders' equity that is included in 'parent company and shareholders' equity of other subsidiaries and funds'.

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

(vii)
In determining the IAS 19 adjustment for the purposes of this table the deficit in the Group's main pension scheme used for the calculation includes amounts for investments in Prudential insurance policies (see note I2).

(viii)
The investment and policyholder liabilities valuation difference between IFRS and regulatory bases for Jackson is mainly due to not all investments being carried at fair value under the regulatory basis and also due to the valuation difference on annuity reserves.

(b)   Basis of preparation, capital requirements and management

        Each of the Group's long-term business operations is capitalized to a sufficiently strong level for its individual circumstances. Details by the Group's major operations are shown below.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

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

        Available capital of the WPSF and SAIF of £6.4 billion (2008: £5.4 billion) represents the excess of assets over liabilities on the FSA realistic basis. Unlike the previously discussed FRS 27 basis, realistic liabilities on the regulatory basis include the shareholders' share of future bonuses. These amounts are shown before deduction of the risk capital margin (RCM) which is estimated to be £1.4 billion at December 31, 2009 (2008: £2.1 billion).

        The FSA's basis of setting the RCM is to target a level broadly equivalent to a Standard & Poor's credit rating of BBB and to judge this by ensuring there are sufficient assets to absorb a one in 200 year event. The RCM calculation achieves this by setting rules for the determination of margins to cover defined stress changes in asset values and yields for market risk, credit risk and termination risk for with-profits policies.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

        As noted in section D2(f)(ii), PAC has discretion in its management actions in the case of adverse investment conditions. Management actions encompass, but are not confined to, investment allocation decisions, levels of reversionary bonuses, crediting rates and total claim values. To illustrate the flexibility of management actions, rates of regular bonus are determined for each type of policy primarily by targeting them at a prudent proportion of the long-term expected future investment return on the underlying assets. The expected future investment return is reduced as appropriate for each type of policy to allow for items such as expenses, charges, tax and shareholders' transfers. However, the rates declared may differ by product type, or by date of payment of the premiums or date of issue of the policy, if the accumulated annual bonuses are particularly high or low relative to a prudent proportion of the achieved investment return.

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

        As regards smoothing of maturity and death benefits, in normal circumstances PAC does not expect most pay-out values on policies of the same duration to change by more than 10 per cent up or down from one year to the next, although some larger changes may occur to balance pay-out values between different policies. Greater flexibility may be required in certain circumstances, for example, following a significant rise or fall in market values (either sudden or over a period of years) and in such situations the PAC board may decide to vary the standard bonus smoothing limits to protect the overall interests of policyholders.

        For surrender benefits, any substantial fall in the market value of the assets of the with-profits sub-fund would lead to changes in the application of MVRs for accumulating with-profits policies, firstly to increase the size of MVRs already being applied and, secondly, to extend the range of policies for which an MVR is applied.

Other UK life assurance subsidiaries and funds

        The available capital of £1,607 million (2008: £1,053 million) reflects the excess of regulatory basis assets over liabilities of the subsidiaries and funds, before deduction of the capital resources requirement of £952 million (2008: £884 million).

        The capital resources requirement for these companies broadly reflects a formula which, for active funds, equates to a percentage of regulatory reserves plus a percentage of death strains. Death strains represent the payments made to policyholders upon death in excess of amounts explicitly allocated to fund the provisions for policyholders claims and maturities.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

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

        The available capital of Jackson shown above of £2,488 million (2008: £2,758 million) reflects US regulatory basis assets less liabilities including asset valuation reserves. The asset valuation reserve is designed to provide for future credit-related losses on debt securities and losses on equity investments. Available capital includes a reduction for the effect of the interest maintenance reserve, which is designed by state regulators to defer recognition of non-credit related realized capital gains and losses and to recognize them rateably in the future.

        Jackson's risk-based capital ratio is significantly in excess of regulatory requirements. Effective for 2008 reporting, the local regulator granted Jackson three permitted practices. One permitted practice allowed Jackson to carry interest rate swaps at book value, as if statutory hedge accounting were in place, instead of at fair value as would have been otherwise required. Jackson was also required to demonstrate the effectiveness of its interest rate swap program pursuant to the Michigan Insurance Code. The local regulator also granted a permitted practice to allow Jackson to recognize book to tax differences that will reverse within the next three years (instead of one year as required by the NAIC) in determining the admissible tax asset (subject to a limitation of 15 per cent of capital and surplus versus the 10 per cent limitation imposed by the NAIC guidance). Finally, the local regulator granted a permitted practice to allow Jackson to use an average interest rate in calculating certain regulatory capital requirements. In 2009 the permitted practice with respect to the interest rate swaps was renewed until October 1, 2010, while the other two expired on 1 October 2009. The total effect of these permitted practices was to increase statutory surplus by £117 million and £588 million at December 31, 2009 and 2008 respectively, and reduce authorized control level required capital by £57 million at December 31, 2008.

(iii)   Asian operations

        The available capital shown above of £1,129 million (2008: £1,410 million) represents the excess of local regulatory basis assets over liabilities before deduction of required capital of £438 million (2008: £407 million). These amounts have been determined applying the local regulations in each of the operations.

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

December 31, 2009

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

Indonesia

        Policy reserves for traditional business are determined on a modified net premium basis. The valuation interest rates are capped at nine per cent for local currency products and five per cent for foreign currency products.

        For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology. Solvency capital is determined using risk-based capital approach. Insurance companies in Indonesia are expected to maintain the level of net assets above 120 per cent of solvency capital. Due to the 2008 financial crisis, the local regulator provided relief in solvency capital and the measure continues until further notice.

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

Malaysia

        A new risk-based capital framework was adopted from January 1, 2009 to replace the previous framework that used a net premium approach.

        For participating business, a gross premium reserve on the guaranteed and non-guaranteed benefits determined using best estimate assumptions is held. The amount held is subject to a minimum of a gross premium reserve on the guaranteed benefits, determined using best estimate assumptions along with provisions of risk margin for adverse deviations (PRADs) discounted at the risk-free rate.

        For non-participating business, gross premium reserves determined using best estimate assumptions along with provisions of risk margin for adverse deviations (PRADs) discounted at the risk-free rate are held. For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

        The risk-free rate is derived from a yield curve of zero-coupon spot yields of Malaysian Government Securities.

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

        The capital requirement in Korea has moved to a risk-based regulatory framework in April 2009 with a two-year transition period where insurers can choose between the prior and new framework. A risk-based regulatory framework is adopted immediately by the Company. Under the new framework, insurance companies in Korea are expected to maintain a level of free surplus in excess of the capital requirements with the general target level of solvency margin being in excess of 150 per cent of the risk-based capital.

(iv)  Group capital requirements

        In addition to the requirements at individual company level, FSA requirements under the IGD apply additional prudential requirements for the Group as a whole. Discussion of the Group's estimated IGD position at December 31, 2009, together with market risk sensitivity disclosure provided to key management, is provided in the risk and capital management section under Group Risk Framework in Item 4 'Information on the Company'.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

(c)   Movements in total available capital

        Total available capital for the Group's life assurance operations has changed during 2009 as follows:

2009	WPSF note (i)	Other UK life assurance subsidiaries and funds note (iii)	Jackson note (ii)	Asian life assurance subsidiaries note (iv)	Group total
	£ million	£ million	£ million	£ million	£ million
Available capital at December 31, 2008	5,362	1,053	2,758	1,410	10,583
Changes in assumptions	18	23	—	2	43
Changes in management policy	—	26	—	(101)	(75)
Changes in regulatory requirements	—	—	128	178	306
New business and other factors	1,052	505	(398)	(360)	799

Available capital at December 31, 2009	6,432	1,607	2,488	1,129	11,656

        Detail on the movement for 2008 is as follows:

2008	WPSF note (i)	Other UK life assurance subsidiaries and funds note (iii)	Jackson note (ii)	Asian life assurance subsidiaries note (iv)	Group total
	£ million	£ million	£ million	£ million	£ million
Available capital at December 31, 2007	8,720	982	2,251	874	12,827
Changes in assumptions	(149)	(624)	—	(7)	(780)
Changes in management policy	—	372	—	60	432
Changes in regulatory requirements	—	—	(57)	134	77
New business and other factors	(3,209)	323	564	349	(1,973)

Available capital at December 31, 2008	5,362	1,053	2,758	1,410	10,583

Notes

(i)
WPSF    The increase in 2009 reflects primarily the positive investment returns earned on the opening available capital and £18 million positive effect of changes in assumptions on a regulatory basis compared to the £65 million effect of change in assumptions on the IFRS basis as shown in note D2(i).

The decrease in 2008 reflected primarily the negative investment returns earned on the opening available capital and £149 million negative effect of changes in assumptions on a regulatory basis compares to the £83 million effect of change in assumptions on an IFRS basis as shown in note D2(i).

(ii)
Jackson    The decrease of £270 million in 2009 reflects an underlying increase of £33 million (applying the 2009 year end exchange rate of $1.61:£1) and £303 million of exchange translation loss.

The increase of £507 million in 2008 reflected an underlying decrease of £358 million (applying the 2008 year end exchange rate of $1.44:£1) and £865 million of exchange translation gain.

The underlying increase/decrease of the available capital of Jackson in 2009 and 2008 includes the effects of capital contributions, dividends paid to the parent company, impairment losses and also the effects of hedging transactions.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

D:    Life assurance business (Continued)

(iii)
Other UK life assurance subsidiaries and funds    The effect from the changes in assumptions of valuation interest rates on insurance liabilities is broadly matched by the corresponding effect on assets leaving no significant impact on the available capital.

(iv)
Asian life assurance subsidiaries    The decrease of £281 million in 2009 reflects an underlying decrease of £152 million (applying the relevant 2009 year end exchange rates) and £129 million of exchange translation loss. This underlying decrease of available capital includes the effects of the change to a risk-based capital framework in Malaysia from January 1, 2009 as explained in section b above and also the sale of the Taiwan agency business in June 2009 as described in note I1.

(d)   Transferability of available capital

        For PAC and all other UK long-term insurers, long-term business assets and liabilities must, by law, be maintained in funds separate from those for the assets and liabilities attributable to non-life insurance business or to shareholders. Only the 'established surplus', the excess of assets over liabilities in the long-term fund determined through a formal valuation, may be transferred so as to be available for other purposes. Distributions from the with-profits sub-fund to shareholders reflect the shareholders' one-ninth share of the cost of declared policyholders' bonuses.

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

December 31, 2009

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

December 31, 2009

D:    Life assurance business (Continued)

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

E:    Asset management (including US broker-dealer) and other operations

E1:    Income statement for asset management operations

(a)   The profit included in the income statement in respect of asset management operations for the year is as follows:

	2009				2008	2007
Asset management operations	M&G	US	Asia	Total	Total	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Revenue*	799	500	217	1,516	664	1,397
Charges	(505)	(496)	(162)	(1,163)	(524)	(1,053)

Profit before tax	294	4	55	353	140	344

Comprising:
Operating profit based on longer-term investment returns†	238	4	55	297	345	334
Short-term fluctuations in investment returns‡	70	—	—	70	(195)	5
Shareholders' share of actuarial gains and losses on defined benefit pension schemes	(14)	—	—	(14)	(10)	5

Profit before tax	294	4	55	353	140	344

*
Included within revenue for M&G of £799 million (2008: £53 million; 2007: £810 million) are realized and unrealized net gains of £176 million (2008 and 2007: losses of £673 million and £26 million, respectively) in respect of consolidated investment funds and Prudential Capital. The investment funds are managed on behalf of third-parties and are consolidated

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

E:    Asset management (including US broker-dealer) and other operations (Continued)

  under IFRS in recognition of the control arrangements for the funds. The investment losses in respect of the investment funds are non-recourse to M&G and the Group and are added back through charges and consequently there is no impact on the profit before tax. Excluding the anomaly in respect of the consolidated investment funds the revenue for M&G would be £697 million (2008: £494 million; 2007: £686 million) and the charges, £403 million (2008: £413 million; 2007: £423 million.)

†
No impairments were recorded in 2009 and 2007. In 2008 operating profit based on longer-term investment returns includes a £28 million charge for an impairment loss on a holding in Lehman Brothers.

‡
Short-term fluctuations for M&G are primarily in respect of unrealized value movements on Prudential Capital's bond portfolio.

(b)   M&G operating profit based on longer-term investment returns

	2009	2008	2007
	£ million	£ million	£ million
Asset management fee income	457	455	482
Other income	13	25	30
Staff costs	(205)	(184)	(224)
Other costs	(100)	(111)	(113)

Underlying profit before performance-related fees	165	185	175
Performance-related fees	12	43	28

Operating profit from asset management operations	177	228	203
Operating profit from Prudential Capital	61	58	51

Total M&G operating profit based on longer-term investment. returns	238	286	254

        The difference between the fees and other income shown above in respect of asset management operations, and the revenue figure for M&G shown in the main table primarily relates to income and investment gains (losses) earned by Prudential Capital and by investment funds controlled by the asset management operations which are consolidated under IFRS.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

E:    Asset management (including US broker-dealer) and other operations (Continued)

E2:    Statement of financial position for asset management operations

        Assets, liabilities and shareholders' funds included in the Group consolidated statement of financial position in respect of asset management operations are as follows:

				2009	2008
Asset management operations	M&G	US	Asia	Total	Total
	£ million	£ million	£ million	£ million	£ million
Assets
Intangible assets:
Goodwill	1,153	16	61	1,230	1,230
Deferred acquisition costs	8	—	—	8	6
Total	1,161	16	61	1,238	1,236

Other non-investment and non-cash assets	607	161	82	850	295
Financial investments:
Loansnote (i)	1,413	—	—	1,413	1,763
Equity securities and portfolio holdings in unit trusts	129	—	8	137	23
Debt securitiesnote (ii)	1,149	—	15	1,164	991
Other investmentsnote (v)	106	2	5	113	462
Deposits	38	13	12	63	64

Total financial investments	2,835	15	40	2,890	3,303

Cash and cash equivalentsnote (v)	820	40	110	970	1,472

Total assets	5,423	232	293	5,948	6,306

Equity and liabilities
Equity
Shareholders' equitynote (iii)	1,326	111	222	1,659	1,642
Minority interests	3	—	—	3	1

Total equity	1,329	111	222	1,662	1,643

Liabilities
Intra Group debt represented by operational borrowings at Group levelnote (iv)	2,038	—	—	2,038	1,278
Net asset value attributable to external holders of consolidated unit trusts and other fundsnote (v)	410	—	—	410	1,065
Other non-insurance liabilities	1,646	121	71	1,838	2,320

Total liabilities	4,094	121	71	4,286	4,663

Total equity and liabilities	5,423	232	293	5,948	6,306

Notes

(i)
Loans

The M&G loans of £1,413 million (2008: £1,763 million) relate to loans and receivables managed by Prudential Capital. These assets are generally secured but have no external credit ratings. Internal ratings prepared by the Group's asset

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

E:    Asset management (including US broker-dealer) and other operations (Continued)

  management operations as part of the risk management process, are £92 million A+ to A- (2008: £nil), £835 million BBB+ to BBB- (2008: £1,100 million), £330 million BB+ to BB- (2008: £663 million) and £156 million B+ to B- (2008: £nil).

(ii)
Debt securities

Of the total debt securities of £1,164 million in 2009 (2008: £991 million) £1,149 relates to M&G (2008: £975 million), of which £1,072 million were rated AAA to A- by Standard and Poor's or Aaa rated by Moody's (2008: £959 million).

(iii)
M&G includes those assets and liabilities in respect of Prudential Capital.

(iv)
Intra Group debt represented by operational borrowings at Group level Operational borrowings for M&G are in respect of Prudential Capital's short-term fixed income security program and comprise £2,031 million (2008: £1,269 million) of commercial paper and £7 million (2008: £9 million) of medium-term notes.

(v)
Consolidated unit trusts and similar funds

The M&G statement of financial position shown above includes investment funds which are managed on behalf of third-parties. In respect of these funds, the statement of financial position includes cash and cash equivalents of £269 million, £158 million of other investments, £(17) million of other net assets and liabilities and the net asset value attributable to external unit holders of £410 million which are non-recourse to M&G and the Group.

E3:    Regulatory capital positions

        Asset management operations in the UK, Hong Kong, Singapore, Malaysia, Vietnam and China are subject to regulatory requirements based on fixed operating expenses and other operating considerations. The movement in the year of the surplus regulatory capital position of these operations, combined with the movement in the IFRS basis shareholders' funds for other asset management operations, is as follows:

Asset management operations

				2009	2008
Capital surplus position	M&G	US	Asia	Total	Total
	£ million	£ million	£ million	£ million	£ million
Beginning of year	157	113	160	430	272
Exchange movement	(1)	(4)	(11)	(16)	67
Movement in capital requirement	73	—	(6)	67	(3)
Gains during the year	(8)	5	41	38	136
Capital injection	—	—	1	1	—
Distributions made	—	(5)	(31)	(36)	(42)

End of year	221	109	154	484	430

        The movement in the year reflects changes in regulatory requirements whilst gains are driven by profits generated during the year. Distributions consist of dividends paid up to the parent company.

        The M&G figures include those for Prudential Capital.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

E:    Asset management (including US broker-dealer) and other operations (Continued)

E4:    Sensitivity of profit and equity to market and other financial risk

(i)    Currency translation

        Consistent with the Group's accounting policies, the profits of the Asia and PPM America asset management operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2009, the rates for the most significant operations are given in note B4.

        A 10 per cent increase in the relevant Asian exchange rates would have reduced reported profit before tax attributable to shareholders and shareholders' equity, excluding goodwill attributable to Asia and PPM America asset management operations, by £5 million (2008: £5 million) and £23 million (2008: £26 million) respectively.

(ii)   Other sensitivities to other financial risks for asset management operations

        The principal sensitivities to other financial risk of asset management operations are credit risk on the bridging loan portfolio (as described in note E2) of the Prudential Capital operation and the indirect effect of changes to market values of funds under management. Due to the nature of the asset management operations there is limited direct sensitivity to movements in interest rates. Total debt securities held at December 31, 2009 by asset management operations were £1,164 million (2008: £991 million), the majority of which are held by the Prudential Capital operation. Debt securities held by M&G and Prudential Capital are in general variable rate bonds and so market value is limited in sensitivity to interest rate movements and consequently any change in interest rates would not have a material impact on profit or shareholder's equity. Asset management operations do not hold significant investments in property or equities.

E5:    Other operations

        Other operations consist of unallocated corporate activities relating to Group Head Office and the Asia regional head office, with net income and expenditure for the year of negative £395 million (2008: negative £260 million) as detailed in note B1. An analysis of the assets and liabilities of other operations is shown in note B5.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

F:    Income statement notes

F1:    Segmental information

	Year ended December 31, 2009
	Insurance operations			Asset management
							Total segment	Unallocated corporate	Group total
	UK	US	Asia	M&G	US	Asia
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Gross premiums earned	5,757	9,197	5,345	—	—	—	20,299	—	20,299
Outward reinsurance premiums	(122)	(82)	(119)	—	—	—	(323)	—	(323)

Earned premiums, net of reinsurance	5,635	9,115	5,226	—	—	—	19,976	—	19,976
Investment returnnote (ii)	17,366	5,070	4,357	420	68	74	27,355	(466)	26,889
Other income	176	(18)	110	379	432	143	1,222	12	1,234

Total revenue, net of reinsurance	23,177	14,167	9,693	799	500	217	48,553	(454)	48,099

Benefits and claims	(18,521)	(13,297)	(8,083)	—	—	—	(39,901)	—	(39,901)
Outward reinsurers' share of benefits and claims	214	12	39	—	—	—	265	—	265
Movement in unallocated surplus of with-profits funds	(1,893)	—	334	—	—	—	(1,559)	—	(1,559)

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(20,200)	(13,285)	(7,710)	—	—	—	(41,195)	—	(41,195)

Acquisition costs and other operating expenditure	(1,508)	(383)	(1,536)	(505)	(496)	(162)	(4,590)	18	(4,572)
Finance costs: interest on core structural borrowings of shareholder-financed operations	—	(13)	—	—	—	—	(13)	(196)	(209)
Loss on sale of Taiwan agency business	—	—	(559)	—	—	—	(559)	—	(559)

Total charges, net of reinsurance	(21,708)	(13,681)	(9,805)	(505)	(496)	(162)	(46,357)	(178)	(46,535)

Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)note (i)	1,469	486	(112)	294	4	55	2,196	(632)	1,564
Tax charge attributable to policyholders' returns	(750)	—	(68)	—	—	—	(818)	—	(818)

Profit (loss) from continuing operations before tax attributable to shareholders	719	486	(180)	294	4	55	1,378	(632)	746

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

F:    Income statement notes (Continued)

        This is represented in the segmental analysis of profit from continuing operations before tax attributable to shareholders in note B1 as follows:

	Year ended December 31, 2009
	Insurance operations			Asset management
							Total segment	Unallocated corporate	Group total
	UK	US	Asia	M&G	US	Asia
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Operating profit based on longer-term investment returns	657	459	410	238	4	55	1,823	(418)	1,405
Short-term fluctuations in investment returns on shareholder-backed business	108	27	31	70	—	—	236	(200)	36
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(46)	—	—	(14)	—	—	(60)	(14)	(74)
Loss on sale and results for Taiwan agency business	—	—	(621)	—	—	—	(621)	—	(621)

Profit (loss) from continuing operations before tax attributable to shareholders	719	486	(180)	294	4	55	1,378	(632)	746

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

F:    Income statement notes (Continued)

	Year ended December 31, 2008
	Insurance operations			Asset management
							Total segment	Unallocated corporate	Group total
	UK	US	Asia	M&G	US	Asia
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Gross premiums earned	7,628	6,032	5,333	—	—	—	18,993	—	18,993
Outward reinsurance premiums	(61)	(67)	(76)	—	—	—	(204)	—	(204)

Earned premiums, net of reinsurance	7,567	5,965	5,257	—	—	—	18,789	—	18,789
Investment returnnote (ii)	(20,134)	(5,449)	(4,229)	(301)	40	73	(30,000)	(202)	(30,202)
Other income	141	1	93	353	369	129	1,086	60	1,146

Total revenue, net of reinsurancenote (iii)	(12,426)	517	1,121	52	409	202	(10,125)	(142)	(10,267)

Benefits and claims	7,048	(1,152)	(1,276)	—	—	—	4,620	—	4,620
Outward reinsurers' share of benefits and claims	146	205	38	—	—	—	389	—	389
Movement in unallocated surplus of with-profits funds	4,769	—	1,046	—	—	—	5,815	—	5,815

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	11,963	(947)	(192)	—	—	—	10,824	—	10,824

Acquisition costs and other operating expenditure	(739)	(211)	(882)	29	(402)	(150)	(2,355)	(104)	(2,459)
Finance costs: interest on core structural borrowings of shareholder-financed operations	—	(11)	—	—	—	—	(11)	(161)	(172)

Total charges, net of reinsurancenote (iii)	11,224	(1,169)	(1,074)	29	(402)	(150)	8,458	(265)	8,193

(Loss) profit before tax (being tax attributable to shareholders' and policyholders' returns)note (i)	(1,202)	(652)	47	81	7	52	(1,667)	(407)	(2,074)
Tax credit attributable to policyholders' returns	1,579	—	45	—	—	—	1,624	—	1,624

(Loss) profit before tax attributable to shareholders	377	(652)	92	81	7	52	(43)	(407)	(450)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

F:    Income statement notes (Continued)

        This is represented in the segmental analysis of profit from continuing operations before tax attributable to shareholders in note B1 as follows:

	Year ended December 31, 2008
	Insurance operations			Asset management
							Total segment	Unallocated corporate	Group total
	UK	US	Asia	M&G	US	Asia
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Operating profit based on longer-term investment returns	589	406	231	286	7	52	1,571	(288)	1,283
Short-term fluctuations in investment returns on shareholder-backed business	(212)	(1,058)	(138)	(195)	—	—	(1,603)	(118)	(1,721)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	(2)	(10)	—	—	(12)	(1)	(13)
Results for the sold Taiwan agency business	—	—	1	—	—	—	1	—	1

(Loss) profit before tax attributable to shareholders	377	(652)	92	81	7	52	(43)	(407)	(450)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

F:    Income statement notes (Continued)

	Year ended December 31, 2007
	Insurance operations			Asset management
							Total segment	Unallocated corporate	Group total
	UK	US	Asia	M&G	US	Asia
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Gross premiums earned	7,477	5,860	5,022	—	—	—	18,359	—	18,359
Outward reinsurance premiums	(59)	(59)	(53)	—	—	—	(171)	—	(171)

Earned premiums, net of reinsurance	7,418	5,801	4,969	—	—	—	18,188	—	18,188
Investment returnnote (ii)	7,952	2,097	1,758	444	43	60	12,354	(129)	12,225
Other income	1,524	(13)	49	366	343	141	2,410	47	2,457

Total revenue, net of reinsurancenote (iii)	16,894	7,885	6,776	810	386	201	32,952	(82)	32,870

Benefits and claims	(13,606)	(7,161)	(5,457)	—	—		(26,224)	—	(26,224)
Outward reinsurers' share of benefits and claims	(109)	65	24	—	—	—	(20)	—	(20)
Movement in unallocated surplus of with-profits funds	(252)	—	(289)	—	—	—	(541)	—	(541)

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(13,967)	(7,096)	(5,722)	—	—	—	(26,785)	—	(26,785)

Acquisition costs and other operating expenditure	(2,454)	(353)	(948)	(547)	(377)	(129)	(4,808)	(51)	(4,859)
Finance costs: interest on core structural borrowings of shareholder-financed operations	—	(10)	—	—	—	—	(10)	(158)	(168)

Total charges, net of reinsurancenote (iii)	(16,421)	(7,459)	(6,670)	(547)	(377)	(129)	(31,603)	(209)	(31,812)

Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)note (i)	473	426	106	263	9	72	1,349	(291)	1,058
Tax credit attributable to policyholders' returns	8	—	(3)	—	—	—	5	—	5

Profit (loss) before tax attributable to shareholders	481	426	103	263	9	72	1,354	(291)	1,063

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

F:    Income statement notes (Continued)

        This is represented in the segmental analysis of profit from continuing operations before tax attributable to shareholders in note B1 as follows:

	Year ended December 31, 2007
	Insurance operations			Asset management
							Total segment	Unallocated corporate	Group total
	UK	US	Asia	M&G	US	Asia
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Operating profit based on longer-term investment returns	528	444	125	254	8	72	1,431	(279)	1,152
Short-term fluctuations in investment returns on shareholder-backed business	(47)	(18)	15	4	1	—	(45)	(6)	(51)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	—	5	—	—	5	(6)	(1)
Loss on sale and results Taiwan agency business	—	—	(37)	—	—	—	(37)	—	(37)

Profit (loss) before tax attributable to shareholders	481	426	103	263	9	72	1,354	(291)	1,063

Notes

(i)
The measure is the formal profit (loss) before tax measure under IFRS but is not the result attributable to shareholders.

(ii)
Investment return principally comprises:

–
Interest and dividends;

–
Realized and unrealized gains and losses on securities and derivatives classified as fair value through profit and loss under IAS 39; and

–
Realized gains and losses, including impairment losses, on securities classified as available-for-sale under IAS 39.

(iii)
Total revenue for 2008 was negative £10,267 million whilst charges were a credit of £8,193 million. These abnormal effects arose from the basis of preparation whereby revenue includes investment appreciation, which was negative in 2008, and charges reflect the allocation, where appropriate, of investment return to policyholder benefits.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

F:    Income statement notes (Continued)

F2:    Revenue

	2009	2008	2007
	£ million	£ million	£ million
Long-term business premiums
Insurance contract premiums	19,347	17,575	17,308
Investment contracts with discretionary participation feature premiums	789	964	874
Inwards reinsurance premiums	163	454	177
Less: reinsurance premiums ceded	(323)	(204)	(171)

Earned premiums, net of reinsurancenote (iv)	19,976	18,789	18,188

Realized and unrealized gains and losses on securities at fair value through profit and loss	18,175	(34,157)	2,634
Realized and unrealized gains and losses on derivatives at fair value through profit and loss	1,164	(5,261)	270
Realized gains and losses on available-for-sale securities, previously recognized in other comprehensive income	(420)	(487)	13
Realized gains and losses on loans	(115)	210	47
Interestnotes (i), (ii)	5,575	6,739	5,857
Dividends	1,755	2,023	2,730
Other investment income	755	731	674

Investment income	26,889	(30,202)	12,225

Fee income from investment contract business and asset managementnotes (iii), (iv)	1,234	1,109	1,039
Income from venture investments of the PAC with-profits funds	—	37	1,418

Other income	1,234	1,146	2,457

Total revenue	48,099	(10,267)	32,870

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

F:    Income statement notes (Continued)

Notes

(i)
The segmental analysis of interest income is as follows:

	2009	2008	2007
	£ million	£ million	£ million
Insurance operations:
UK	3,848	4,802	3,630
US	1,051	1,520	1,493
Asia	522	49	302
Asset management operations:
M&G	140	310	389
US	2	1	1
Asia	2	2	2

Total segment	5,565	6,684	5,817

Unallocated corporate	10	55	40

Total	5,575	6,739	5,857

(ii)
Interest income includes £17 million (2008: £11 million; 2007: £2 million) accrued in respect of impaired securities.

(iii)
Fee income includes £1 million (2008: £7 million; 2007: £31 million) relating to financial instruments that are not held at fair value through profit and loss. These fees primarily related to prepayment fees, late fees and syndication fees.

(iv)
The following table provides additional segmental analysis of revenue from external customers:

	2009
	Asia	US	UK	Intragroup	Total
	£ million	£ million	£ million	£ million	£ million
Revenue from external customers:
Insurance operations	5,336	9,097	5,822	(11)	20,244
Asset management	213	499	513	(271)	954
Unallocated corporate	—	—	12	—	12
Intragroup revenue eliminated on consolidation	(70)	(67)	(145)	282	—

Total revenue from external customers	5,479	9,529	6,202	—	21,210

	2008
	Asia	US	UK	Intragroup	Total
	£ million	£ million	£ million	£ million	£ million
Revenue from external customers:
Insurance operations	5,348	5,955	7,711	(10)	19,004
Asset management	202	414	497	(280)	833
Unallocated corporate	—	—	61	—	61
Intragroup revenue eliminated on consolidation	(73)	(45)	(172)	290	—

Total revenue from external customers	5,477	6,324	8,097	—	19,898

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

F:    Income statement notes (Continued)

	2007
	Asia	US	UK	Intragroup	Total
	£ million	£ million	£ million	£ million	£ million
Revenue from external customers:
Insurance operations	5,018	5,788	8,937	(4)	19,739
Asset management	199	388	527	(264)	850
Unallocated corporate	—	—	47	—	47
Intragroup revenue eliminated on consolidation	(58)	(45)	(165)	268	—

Total revenue from external customers	5,159	6,131	9,346	—	20,636

      Revenue from external customers is made up of the following:

	2009	2008	2007
	£ million	£ million	£ million
Earned premiums, net of reinsurance	19,976	18,789	18,188
Fee income from investment contract business and asset management (included within 'Other income')	1,234	1,109	2,446

Total revenue from external customers	21,210	19,898	20,634

        In their capacity as fund managers to fellow Prudential Group subsidiaries, M&G, the US and the Asian asset management businesses earn fees for investment management and related services. Intragroup fees included within asset management revenue were £271 million (2008: £280 million; 2007: £264 million) earned £134 million (2008: £162 million; 2007: £161 million) by M&G, £67 million (2008: £45 million; 2007: £134 million) by the US asset management segment and £70 million (2008: £73 million; 2007: £58 million) by the Asian asset management segment. In 2009, the remaining £11 million (2008: £10 million; 2007: £4 million) of intragroup revenue was recognized by UK insurance operations. These services are charged at appropriate arm's length prices, typically priced as a percentage of funds under management.

        In Asia, revenue from external customers from no individual country exceeds 10 per cent of the Group total. The largest country is Hong Kong with a total revenue from external customers of £1,013 million (2008: £1,170 million).

        Due to the nature of the business of the Group, there is no reliance on any major customers.

F3:    Acquisition costs and other operating expenditure

	2009	2008	2007
	£ million	£ million	£ million
Acquisition costsnotes (i), (ii)	1,033	1,185	1,030
Staff and pension costsI2	1,172	913	1,402
Administrative and operating costsnote (iii)	2,367	361	2,427

Total acquisition costs and other operating expenditurenotes (iv), (v)	4,572	2,459	4,859

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

F:    Income statement notes (Continued)

Notes

(i)
Acquisition costs in 2009, 2008 and 2007 respectively, comprise amounts related to insurance contracts of £871 million (2008: £1,048 million; 2007: £939 million), and investment contracts and asset management contracts of £162 million (2008: £137 million; 2007: £91 million). These costs include amortization of £290 million (2008: £520 million; 2007: £410 million) and £15 million (2008: £15 million; 2007: £3 million) respectively.

(ii)
Acquisition costs also include fee expenses relating to financial liabilities held at amortized costs of £nil (2008: £nil; 2007: £1 million).

(iii)
Administrative and operating costs include the movement in amounts attributable to external unit holders of the consolidated investment funds of the Group of a charge of £615 million (2008: a credit of £963 million; 2007: a charge of £122 million).

(iv)
The total depreciation and amortization expense is £377 million (2008: £618 million; 2007: £523 million). Of this amount, £305 million (2008: £535 million; 2007: £413 million) relates to amortization of deferred acquisition costs of insurance contracts and asset management contracts, which is primarily borne by the insurance operations. The segmental analysis of total depreciation and amortization expense is as follows:

	2009	2008	2007
	£ million	£ million	£ million
Insurance operations:
UK	25	29	75
US	88	283	315
Asia	246	279	122
Asset management operations:
M&G	2	6	4
US	2	1	2
Asia	4	4	2

Total segment	367	602	520

Unallocated corporate	10	16	3

Total	377	618	523

(v)
Interest expense, excluding interest on core structural borrowings of shareholder-financed operations, amounted to £89 million (2008: £278 million; 2007:£436 million) and is included within total acquisition costs and other operating expenditure as part of investment management expenses. The segmental analysis of this interest expense is as follows:

	2009	2008	2007
	£ million	£ million	£ million
Insurance operations:
UK	28	66	181
US	32	90	148
Asia	1	—	—
Asset management operations:
M&G	—	34	—
US	—	—	—
Asia	—	—	—

Total segment	61	190	329

Unallocated corporate	28	88	107

Total	89	278	436

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

F:    Income statement notes (Continued)

F4:    Finance costs: Interest on core structural borrowings of shareholder- financed operations

        Finance costs consist of £196 million (2008: £161 million; 2007: £158 million) interest on core debt of central companies and £13 million (2008: £11 million; 2007: £10 million) on US operations' surplus notes.

F5:    Tax

(a)   Total tax credit (charge) by nature of expense

        An analysis of the total tax benefit (expense) of continuing operations recognized in the income statement by nature of benefit (expense) is as follows:

	2009	2008	2007
	£ million	£ million	£ million
Current tax (expense) benefit:
Corporation tax	(500)	(225)	(806)
Adjustments in respect of prior years	(29)	359	185

Total current tax	(529)	134	(621)

Deferred tax arising from:
Origination and reversal of temporary differences	(340)	1,629	222
Expense in respect of a previously unrecognized tax loss, tax credit or temporary difference from a prior period	(4)	(77)	50
Write down or reversal of a previous write down of a deferred tax asset	—	(3)	—

Total deferred tax (charge) credit	(344)	1,549	272

Total tax (charge) credit	(873)	1,683	(349)

        The total tax (expense) benefit arises as follows:

	2009	2008	2007
	£ million	£ million	£ million
Current tax (expense) benefit:
UK	(527)	280	(377)
Foreign	(2)	(146)	(244)

	(529)	134	(621)
Deferred tax (charge) credit:
UK	(368)	1,478	349
Foreign	24	71	(77)

	(344)	1,549	272

Total	(873)	1,683	(349)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

F:    Income statement notes (Continued)

        The total tax charge of £873 million for 2009 (2008: credit of £1,683 million; 2007: charge of £349 million) comprises a charge of £895 million (2008: credit of £1,758 million; 2007: charge of £28 million) for UK tax and a credit of £22 million (2008: charge of £75 million; 2007: charge of £321 million) for overseas tax. This tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders. The tax charge attributable to shareholders of £55 million for 2009 (2008: credit of £59 million; 2007: charge of £354 million) comprises a charge of £176 million (2008: credit of £95 million; 2007: charge of £148 million) for UK tax and a credit of £121 million (2008: charge of £36 million; 2007: charge of £206 million) for overseas tax.

        The prior year adjustments primarily relate to a change in assumptions regarding available foreign tax credits on overseas dividends and other changes that arose as a result of routine revision of tax returns.

        The total deferred tax (charge) credit arises as follows:

	2009	2008	2007
	£ million	£ million	£ million
Unrealized gains and losses on investments	(35)	1,521	225
Balances relating to investment and insurance contracts	(12)	(239)	41
Short-term timing differences	(105)	(29)	(10)
Capital allowances	1	2	4
Unused tax losses	(193)	294	12

Deferred tax (charge) credit	(344)	1,549	272

        In 2009, a deferred tax charge of £546 million (2008: credit of £561 million; 2007: credit of £54 million) has been taken through other comprehensive income. Other movements in deferred tax totaling a £69 million credit is mainly comprised of foreign exchange movements. When these amounts are taken with the deferred tax charge shown above the result is an increase of £0.8 billion in the Group's net deferred tax liability (2008: decrease of £2.1 billion; 2007: decrease of £0.4 billion).

(b)   Reconciliation of effective tax rate

        The total tax expense is attributable to shareholders and policyholders as summarized in the income statement.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

F:    Income statement notes (Continued)

(i)    Summary of pre-tax (loss) profit and tax credit (charge)

        The income statement includes the following items:

	2009	2008	2007
	£ million	£ million	£ million
Profit (loss) before tax	1,564	(2,074)	1,058
Tax (charge) credit attributable to policyholders' returns	(818)	1,624	5

Profit (loss) before tax attributable to shareholders	746	(450)	1,063
Tax attributable to shareholders' profits (losses):
Tax (charge) credit	(873)	1,683	(349)
Less: tax attributable to policyholders' returns	818	(1,624)	(5)

Tax (charge) credit attributable to shareholders' returns	(55)	59	(354)

Profit (loss) from continuing operations after tax	691	(391)	709

(ii)   Overview

        For the purposes of explaining the relationship between tax expense and accounting profit, it is appropriate to consider the sources of profit and tax by reference to those that are attributable to shareholders and policyholders, as follows:

	2009			2008			2007
	Attributable to shareholders	Attributable to policyholders*	Total	Attributable to shareholders	Attributable to policyholders*	Total	Attributable to shareholders	Attributable to policyholders*	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Profit (loss) before tax	746	818	1,564	(450)	(1,624)	(2,074)	1,063	(5)	1,058
Taxation charge:
Expected tax rate	31%	100%	67%	42%	100%	87%	31%	100%	30%

Expected tax charge	(233)	(818)	(1,051)	188	1,624	1,812	(327)	5	(322)

Variance from expected tax chargenote v(ii)	178	—	178	(129)	—	(129)	(27)	—	(27)

Actual tax (charge) credit	(55)	(818)	(873)	59	1,624	1,683	(354)	5	(349)
Average effective tax rate	7%	100%	56%	13%	100%	81%	33%	100%	33%

*
For the column entitled 'Attributable to policyholders', the profit before tax represents income, net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies.

        Due to the requirements of the financial reporting standards IAS 1 and IAS 12, the profit (loss) before tax and tax charge reflect the aggregate of amounts that are attributable to shareholders and policyholders.

        Profit (loss) before tax comprises profit attributable to shareholders and pre-tax profit attributable to policyholders of linked and with-profits funds and unallocated surplus of with-profits funds.

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

December 31, 2009

F:    Income statement notes (Continued)

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

        In meeting the reconciliation requirements set out in paragraph 81(c) of IAS 12, the presentation shown in this disclosure note seeks to ensure that the explanation of the relationship between tax expense and accounting profit draw properly the distinction between the elements of the profit and tax charge that are attributable to policyholders and shareholders as explained below in notes (iv) and (v) respectively. Due to the nature of the basis of taxation of UK life and pension business (as described in note (iii) below), and the significance of the results of the business to the Group, it is inappropriate to seek to explain the effective tax rate on profit before tax by the traditional approach that would apply for other industries.

        The shareholder elements are the components of the profit and tax charge that are of most direct relevance to investors, and it is this aspect that the IAS 12 reconciliation requirement is seeking to explain for companies that do not need to account for both with-profits and unit-linked funds, where tax is borne by the Company on the policyholders' behalf and which is not contemplated by the IFRS requirement.

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

        The purpose of this approach is to ensure that the Company is always at a minimum taxed on the profit, as defined for taxation purposes by reference to the Company's regulatory returns (rather than IFRS basis results), that it has earned. The shareholders' portion of the long-term business is taxed at the shareholders' rate, with the remaining portion taxed at rates applicable to the policyholders.

        It is to be noted that the calculations described are determined using data from the regulatory basis returns rather than the IFRS basis results. The differences between the regulatory and accounting bases

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

F:    Income statement notes (Continued)

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

        For SAIF, similar transfers are made. However, in the case of SAIF, a net nil balance is derived, reflecting the lack of shareholder interest in the financial performance of the fund (other than through asset management arrangements).

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

F:    Income statement notes (Continued)

(v)   Reconciliation of tax charge on profit (loss) attributable to shareholders

2009	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total
	£ million	£ million	£ million	£ million	£ million
Profit (loss) before tax attributable to shareholders:
Operating profit based on longer-term investment returnsnote (iii)	410	459	657	(121)	1,405
Short-term fluctuations in investment returns	31	27	108	(130)	36
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	(46)	(28)	(74)
Loss on sale and results for Taiwan agency business	(621)	—	—	—	(621)

Total	(180)	486	719	(279)	746

Expected tax rates:note (i)
Operating profit based on longer-term investment returnsnote (iii)	24%	35%	28%	28%	29%
Short-term fluctuations in investment returns	25%	35%	28%	36%	—
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	28%	28%	28%
Loss on sale and results for Taiwan agency business	25%	—	—	—	25%

Expected tax (charge) credit based on expected tax rates:
Operating profit based on longer-term investment returnsnote (iii)	(98)	(161)	(184)	34	(409)
Short-term fluctuations in investment returns	(8)	(9)	(30)	47	—
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	13	8	21
Loss on sale and results for Taiwan agency business	155	—	—	—	155

Total	49	(170)	(201)	89	(233)

Variance from expected tax charge:note (ii)
Operating profit based on longer-term investment returnsnote (iii)	35	77	(29)	8	91
Short-term fluctuations in investment returns	15	195	—	14	224
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	—	—	—
Loss on sale and results for Taiwan agency business	(137)	—	—	—	(137)

Total	(87)	272	(29)	22	178

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

F:    Income statement notes (Continued)

2009	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total
	£ million	£ million	£ million	£ million	£ million
Actual tax (charge) credit:
Operating profit based on longer-term investment returnsnote iii	(63)	(84)	(213)	42	(318)
Short-term fluctuations in investment returns	7	186	(30)	61	224
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	13	8	21
Loss on sale and results for Taiwan agency business	18	—	—	—	18

Total	(38)	102	(230)	111	(55)

Actual tax rate:
Operating profit based on longer-term investment returns	15%	18%	32%	35%	23%
Total	(21)%	(21)%	32%	40%	7%

Notes

(i)
Expected tax rates for profit (loss) attributable to shareholders:

•
The expected tax rates shown in the table above reflect the corporate tax rates generally applied to taxable profits of the relevant country jurisdictions.

•
For Asian operations the expected tax rates reflect the corporate tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result.

•
The expected tax rate for Other operations reflects the mix of business between UK and overseas operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profits.

(ii)
For 2009, the principal variances arise from differences between the standard corporation tax rate and actual rates due to a number of factors, including:

a
For Asian long-term operations, profits in certain countries which are not taxable partly offset by the inability to fully recognize deferred tax assets on losses being carried forward;

b
For Jackson, the ability to fully recognize deferred tax assets on losses brought forward which we were previously unable to recognize together with income subject to a lower level of taxation and the benefit of a deduction from taxable income of a proportion of dividends received attributable to the variable annuity business;

c
For UK insurance operations, adjustments in respect of the prior year tax charge and different tax bases of UK life business;

d
For Other operations, the ability to now recognize a deferred tax asset on various tax losses which we were previously unable to recognize offset by adjustments in respect of the prior year tax charge; and

e
The actual tax rate in relation to Asia excluding the result for the sold Taiwan agency business would have been 13 per cent for the period.

(iii)
Operating profit based on longer-term investment returns is net of attributable restructuring costs and development expenses.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

F:    Income statement notes (Continued)

2008	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total
	£ million	£ million	£ million	£ million	£ million
Profit (loss) before tax attributable to shareholders:
Operating profit based on longer-term investment returnsnote (iii)	231	406	589	57	1,283
Short-term fluctuations in investment returns	(138)	(1,058)	(212)	(313)	(1,721)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(2)	—	—	(11)	(13)
Results for sold Taiwan agency business	1	—	—	—	1

Total	92	(652)	377	(267)	(450)

Expected tax rates:note (i)
Operating profit based on longer-term investment returnsnote (iii)	23%	35%	28%	17%	29%
Short-term fluctuations in investment returns	28%	35%	28%	28%	32%
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	25%	—	—	28%	27%
Results for sold Taiwan agency business	25%	—	—	—	25%

Expected tax credit (charge) based on expected tax rates:
Operating profit based on longer-term investment returnsnote (iii)	(54)	(142)	(165)	(10)	(371)
Short-term fluctuations in investment returns	38	370	59	88	555
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	1	—	—	3	4
Results for sold Taiwan agency business	—	—	—	—	—

Total	(15)	228	(106)	81	188

Variance from expected tax charge:note (ii)
Operating profit based on longer-term investment returnsnote (iii)	(51)	17	57	56	79
Short-term fluctuations in investment returns	(3)	(173)	(8)	(19)	(203)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	—	(1)	(1)
Results for sold Taiwan agency business	(4)	—	—	—	(4)
Total	(58)	(156)	49	36	(129)
Actual tax credit (charge):
Operating profit based on longer-term investment returnsnote (iii)	(105)	(125)	(108)	46	(292)
Short-term fluctuations in investment returns	35	197	51	69	352

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

F:    Income statement notes (Continued)

2008	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total
	£ million	£ million	£ million	£ million	£ million
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	1	—	—	2	3
Results for sold Taiwan agency business	(4)	—	—	—	(4)

Total	(73)	72	(57)	117	59

Actual tax rate:
Operating profit based on longer-term investment returns	45%	31%	18%	(81%)	23%
Total	79%	11%	15%	44%	13%

Notes

(i)
Expected tax rates for profit attributable to shareholders:

The tax rate of 23 per cent reflects the mix of business between UK and overseas operations, which are taxed at a variety of rates. The rate will fluctuate from year to year dependent on the mix of profits between jurisdictions.

(ii)
For 2008, the principal variances arise from differences between the standard corporation tax rate and actual rates due to a number of factors, including:

a
For Asian long-term operations, tax losses in several jurisdictions which are not expected to be available for relief against future profits, and losses on investments in jurisdictions which do not provide corresponding tax relief;

b
For Jackson, the inability to fully recognize deferred tax assets on losses being carried forward which has partially been offset by the benefit of a deduction from taxable income of a proportion of dividends received attributable to the variable annuity business;

c
For UK insurance operations, prior year adjustments arising from the routine revisions of tax returns, the settlement of outstanding issues with HMRC at an amount below that previously provided and the different tax bases of UK life business; and

d
For Other operations, the settlement of issues with HMRC at amounts below those previously provided and a reduction in amounts previously provided on outstanding issues with HMRC which has been partially offset by the inability to recognize a deferred tax asset on various tax losses.

(iii)
Operating profit based on longer-term investment returns is net of attributable restructuring costs and development expenses.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

F:    Income statement notes (Continued)

2007	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total
	£ million	£ million	£ million	£ million	£ million
Profit before tax attributable to shareholders:
Operating profit based on longer-term investment returnsnote (iii)	125	444	528	55	1,152
Short-term fluctuations in investment returns	15	(18)	(47)	(1)	(51)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	—	(1)	(1)
Results for sold Taiwan agency business	(37)	—	—	—	(37)

Total	103	426	481	53	1,063

Expected tax rates:note (i)
Operating profit based on longer-term investment returnsnote (iii)	19%	35%	30%	28%	31%
Short-term fluctuations in investment returns	25%	35%	30%	28%	31%
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	20%	35%	30%	28%	28%
Results for sold Taiwan agency business	25%	—	—	—	25%

Expected tax credit (charge) based on expected tax rates:
Operating profit based on longer-term investment returnsnote (iii)	(24)	(155)	(158)	(15)	(352)
Short-term fluctuations in investment returns	(4)	6	14	—	16
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	—	—	—
Results for sold Taiwan agency business	9	—	—	—	9

Total	(19)	(149)	(144)	(15)	(327)

Variance from expected tax charge:note (ii)
Operating profit based on longer-term investment returnsnote (iii)	4	22	(25)	(1)	—
Short-term fluctuations in investment returns	(1)	1	(2)	6	4
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	—	1	1
Results for sold Taiwan agency business	(32)	—	—	—	(32)

Total	(29)	23	(27)	6	(27)

Actual tax credit (charge):
Operating profit based on longer-term investment returnsnote (iii)	(20)	(133)	(183)	(16)	(352)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

F:    Income statement notes (Continued)

2007	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total
	£ million	£ million	£ million	£ million	£ million
Short-term fluctuations in investment returns	(5)	7	12	6	20
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	—	1	1
Results for sold Taiwan agency business	(23)	—	—	—	(23)

Total	(48)	(126)	(171)	(9)	(354)

Actual tax rate:
Operating profit based on longer-term investment returns	16%	30%	35%	29%	31%
Total	47%	30%	36%	17%	33%

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

The tax rate of 28 per cent in 2007 reflects the mix of business between UK and overseas operations which are taxed at a variety of rates. The rate will fluctuate from year to year in dependent on the mix of profits between jurisdictions.

(ii)
Variances from expected tax charge for results attributable to shareholders:

For 2007, the principal variances arise from differences between the standard corporation tax rate and actual rates due to a number of factors, including:

a
For Asian long-term operations, the tax rate has been adversely impacted by the fact that the Taiwan loss on disposal has no corresponding tax relief. In addition tax losses in several jurisdictions which are not expected to be available for relief against future profits, and losses on investments in jurisdictions which do not provide corresponding tax relief;

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

(iii)
Operating profit based on longer-term investment returns is net of attributable restructuring costs and development expenses.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

F:    Income statement notes (Continued)

F6: Allocation of investment return between policyholders and shareholders

        Investment return is attributable to policyholders and shareholders. A key feature of the accounting policies under IFRS is that the investment return included in the income statement relates to all investment assets of the Group, irrespective of whether the return is attributable to shareholders, or to policyholders or the unallocated surplus of with-profits funds, the latter two of which have no net impact on shareholders' profit. The table below provides a breakdown of the investment return for each regional operation attributable to each type of business.

	2009	2008	2007
	£ million	£ million	£ million
Policyholders returns
Assets backing unit-linked liabilities	2,539	(2,552)	753
With-profits business	1,519	(1,611)	866

	4,058	(4,163)	1,619

Shareholder returns	373	7	199

Total	4,431	(4,156)	1,818

US operations
Policyholders returns
Assets held to back (separate account) unit-linked liabilities	3,760	(5,925)	620

Shareholder returns
Realized gains and losses (including impairment losses on available-for-sale bonds)	(529)	(651)	(47)
Value movements on derivative hedging program for general account business	340	(311)	19
Interest/dividend income and value movements on other financial instruments for which fair value movements are booked in the income statement	1,567	1,478	1,548

	1,378	516	1,520

Total	5,138	(5,409)	2,140

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

F:    Income statement notes (Continued)

	2009	2008	2007
	£ million	£ million	£ million
UK operations
Policyholder returns
Scottish Amicable Insurance Fund (SAIF)	1,438	(2,095)	849
Assets held to back unit-linked liabilities	2,947	(2,971)	515
With-profits fund (excluding SAIF)	10,461	(14,595)	5,881

	14,846	(19,661)	7,245

Shareholder returns
Prudential Retirement Income Limited (PRIL)	1,827	(684)	216
Other business	1,113	(90)	935

	2,940	(774)	1,151

Total	17,786	(20,435)	8,396

Unallocated corporate
Shareholder returns	(466)	(202)	(129)

Group Total
Policyholder returns	22,664	(29,749)	9,484
Shareholder returns	4,225	(453)	2,741

Total	26,889	(30,202)	12,225

        The returns as shown in the table above, are delineated between those returns allocated to policyholders and those allocated to shareholders. In making this distinction, returns allocated to policyholders are those from investments in which shareholders have no direct economic interest, namely:

  •
  Unit-linked business in the UK, Asia and SAIF in the UK, for which the investment return is wholly attributable to policyholders;

  •
  Separate account business of US operations, the investment return of which is also wholly attributable to policyholders; and

  •
  With-profits business (excluding SAIF) in the UK and Asia (in which the shareholders' economic interest, and the basis of recognizing IFRS basis profits, is restricted to a share of the actuarially determined surplus for distribution (in the UK 10 per cent)). Except for this surplus the investment return of the with-profit funds is attributable to policyholders (through the asset-share liabilities) or the unallocated surplus, which is accounted for as a liability under IFRS 4.

        The investment return related to the types of business above does not impact shareholders' profits directly. However there is an indirect impact, for example, investment-related fees or the effect of investment return on the shareholders' share of the cost of bonuses of with-profits funds.

        Investment returns for unit-linked and similar products have reciprocal impact on benefits and claims, with a decrease in market returns on the attached pool of assets affecting policyholder benefits

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

F:    Income statement notes (Continued)

on these products. Similarly for with-profits funds there is a close correlation between increases or decreases in investment returns and the level of combined charge for policyholder benefits and movement on unallocated surplus that arises from such returns.

Shareholder returns

        For shareholder-backed non-participating business of the UK (comprising PRIL and other non-linked non-participating business) and of the Asian operations, the investment return is not directly attributable to policyholders and therefore does impact shareholders' profit directly. However, it should be noted that for UK shareholder-backed annuity business, principally PRIL, where the durations of asset and liability cash flows are closely matched, the discount rate applied to measure liabilities to policyholders (under 'grandfathered' UK GAAP and under IFRS 4) reflects movements in asset yields (after allowances for the future defaults) of the backing portfolios. Therefore, the net impact on the shareholders' profits of the investment return of the assets backing liabilities of the UK shareholder-backed annuity business is after taking into account the consequential effect on the movement in policyholder liabilities.

        Changes in shareholder investment returns for US operations reflect primarily movements in the investment income, movements in the value of the derivative instruments held to manage the general account assets and liability portfolio, and realized gains and losses. However, separately reflecting Jackson's types of business an allocation is made to policyholders through the application of crediting rates. The shareholder investment return for US operations also includes the fair value movement of the derivatives and the movement on the related liabilities of the variable annuity guarantees under Jackson's dynamic hedging program.

        The majority of the investments held to back the US non-participating business are debt securities for which the available-for-sale designation is applied for IFRS basis reporting. Under this designation the return included in the income statement reflects the aggregate of investment income and realized gains and losses (including impairment losses). However, movements in unrealized appreciation or depreciation are recognized in other comprehensive income. The return on these assets is attributable to shareholders.

F7:  Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance

        Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders and deaths plus the change in technical provisions (which primarily represents the movement in amounts owed to policyholders). Benefits and claims are amounts attributable to policyholders. The movement in unallocated surplus of with-profits funds represents the transfer to (from) the unallocated surplus each year through a charge (credit) to the income statement of the annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

F:    Income statement notes (Continued)

        Benefits and claims and movements in unallocated surplus of with-profits funds net of reinsurance can be further analyzed as follows:

2009	Asian	US	UK	Total
	£ million	£ million	£ million	£ million
Claims incurred	(1,814)	(4,092)	(9,875)	(15,781)
Increase in policyholder liabilities	(6,230)	(9,193)	(8,432)	(23,855)
Movement in unallocated surplus of with-profits funds	334	—	(1,893)	(1,559)

	(7,710)	(13,285)	(20,200)	(41,195)

2008	Asian	US	UK	Total
	£ million	£ million	£ million	£ million
Claims incurred	(1,552)	(3,666)	(10,992)	(16,210)
Decrease in policyholder liabilities	314	2,719	18,186	21,219
Movement in unallocated surplus of with-profits funds	1,046	—	4,769	5,815

	(192)	(947)	11,963	10,824

2007	Asian	US	UK	Total
	£ million	£ million	£ million	£ million
Claims incurred	(1,429)	(3,032)	(10,266)	(14,727)
Increase in policyholder liabilities	(4,004)	(4,064)	(3,449)	(11,517)
Movement in unallocated surplus of with-profits funds	(289)	—	(252)	(541)

	(5,722)	(7,096)	(13,967)	(26,785)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

G:    Financial assets and liabilities

G1: Financial instruments—designation and fair values

        The Group designates all financial assets as either fair value through profit and loss, available-for-sale, or as loans and receivables. Financial liabilities are designated as either fair value through profit and loss, amortized cost, or as investment contracts with discretionary participating features accounted for under IFRS 4 as described in note A4.

2009	Fair value through profit and loss	Available- for-sale	Loans and receivables	Total carrying value	Fair value
	£ million	£ million	£ million	£ million	£ million
Financial assets
Cash and cash equivalents	—	—	5,307	5,307	5,307
Deposits	—	—	12,820	12,820	12,820
Equity securities and portfolio holdings in unit trusts	69,354	—	—	69,354	69,354
Debt securitiesnote (i)	79,083	22,668	—	101,751	101,751
Loansnote (ii)	—	—	8,754	8,754	8,686
Other investmentsnote (iii)	5,132	—	—	5,132	5,132
Accrued investment income	—	—	2,473	2,473	2,473
Other debtors	—	—	762	762	762

	153,569	22,668	30,116	206,353

2009	Fair value through profit and loss	Amortized cost	IFRS 4 basis value	Total carrying value	Fair value
	£ million	£ million	£ million	£ million	£ million
Financial liabilities
Core structural borrowings of shareholder-financed operationsnotes (i), H13	—	3,394	—	3,394	3,424
Operational borrowings attributable to shareholder-financed operationsH13	—	2,751	—	2,751	2,751
Borrowings attributable to with-profits fundsH13	105	1,179	—	1,284	1,281
Obligations under funding, securities lending and sale and repurchase agreements	—	3,482	—	3,482	3,540
Net asset value attributable to unit holders of consolidated unit trust and similar funds	3,809	—	—	3,809	3,809
Investment contracts with discretionary participation featuresnote (iv)	—	—	24,880	24,880	—
Investment contracts without discretionary participation features	13,840	1,965	—	15,805	15,866
Other creditors	—	1,612	—	1,612	1,612
Derivative liabilities	1,501	—	—	1,501	1,501
Other liabilities	—	877	—	877	877

	19,255	15,260	24,880	59,395

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

G:    Financial assets and liabilities (Continued)

2008	Fair value through profit and loss	Available- for-sale	Loans and receivables	Total carrying value	Fair value
	£ million	£ million	£ million	£ million	£ million
Financial assets
Cash and cash equivalents	—	—	5,955	5,955	5,955
Deposits	—	—	7,294	7,294	7,294
Equity securities and portfolio holdings in unit trusts	62,122	—	—	62,122	62,122
Debt securitiesnote (i)	71,225	23,999	—	95,224	95,224
Loansnote (ii)	—	—	10,491	10,491	10,043
Other investmentsnote (iii)	6,301	—	—	6,301	6,301
Accrued investment income	—	—	2,513	2,513	2,513
Other debtors	—	—	1,232	1,232	1,232

	139,648	23,999	27,485	191,132

2008	Fair value through profit and loss	Amortized cost	IFRS 4 basis value	Total carrying value	Fair value
	£ million	£ million	£ million	£ million	£ million
Financial liabilities
Core structural borrowings of shareholder-financed operationsnotes (i), H13	—	2,958	—	2,958	2,137
Operational borrowings attributable to shareholder-financed operationsH13	—	1,977	—	1,977	1,977
Borrowings attributable to with-profits fundsH13	158	1,150	—	1,308	1,320
Obligations under funding, securities lending and sale and repurchase agreements	—	5,572	—	5,572	5,676
Net asset value attributable to unit holders of consolidated unit trust and similar funds	3,843	—	—	3,843	3,843
Investment contracts with discretionary participating featuresnote (iv)	—	—	23,446	23,446	—
Investment contracts without discretionary participating features	11,616	2,885	—	14,501	14,568
Other creditors	—	1,496	—	1,496	1,496
Derivative liabilities	4,832	—	—	4,832	4,832
Other liabilities	—	890	—	890	890

	20,449	16,928	23,446	60,823

Notes

(i)
As at December 31, 2009, £659 million (2008: £620 million) of convertible bonds were included in debt securities and £347 million (2008: £363 million) were included in borrowings.

(ii)
Loans and receivables are reported net of allowance for loan losses of £44 million (2008: £27 million).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

G:    Financial assets and liabilities (Continued)

(iii)
See note G3 for details of the derivative assets included. The balance also contains the PAC with-profits fund's participation in various investment funds and limited liability property partnerships.

(iv)
It is impractical to determine the fair value of investment contracts with discretionary participation features due to the lack of a reliable basis to measure such features.

(v)
For financial liabilities designated as fair value through profit and loss there was no impact on profit from movements in credit risk during 2009 and 2008.

Determination of fair value

        The fair values of the financial assets and liabilities as shown in the table above have been determined on the following bases.

        The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for quoted investments, or by using quotations from independent third-parties, such as brokers and pricing services or by using appropriate valuation techniques. Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades and financial investments for which markets are no longer active as a result of market conditions e.g. market illiquidity. The valuation techniques used include comparison to recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation. These techniques may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. When determining the inputs into the valuation techniques used priority is given to publicly available prices from independent sources, when available, but overall the source of pricing is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date.

        The fair value estimates are made at a specific point in time, based upon available market information and judgments about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses from selling the financial instrument being fair valued. In some cases the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the financial instrument.

        At December 31, 2008 illiquid market conditions resulted in inactive markets for certain of the Group's financial instruments namely certain asset-backed securities held by Jackson. As a result, there was generally limited observable market information for these instruments. Fair value estimates for financial instruments deemed to be in an illiquid market are based on judgments regarding current economic conditions, liquidity discounts, currency, credit and interest rate risks, loss experience and other factors. These fair values are estimates and involve considerable uncertainty and variability as a result of the inputs selected and may differ significantly from the values that would have been used had the ready market existed, and the differences could be material. At December 31, 2008 Jackson utilized internal valuation models as best estimate of fair values of all non-agency Residential Mortgage-Backed

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

G:    Financial assets and liabilities (Continued)

Securities (RMBS) and Asset-Backed Securities (ABS) and certain Commercial Mortgage-Backed Securities (CMBS). The use of internal models for these securities (which are accounted for on an available-for-sale basis) resulted in a fair value that was higher than those provided from pricing services and brokers of £760 million on a total amortized cost of £3.5 billion. During 2009, improvements were observed in the level of liquidity for these sectors of structured securities with the result that Jackson was able to rely on external prices for these securities as the most appropriate measure of fair value. At December 31, 2009, nearly all of the non-agency RMBS, ABS and certain CMBS which at December 31, 2008 were valued using internal models due to the dislocated market conditions in 2008 were valued using external prices.

        The loans and receivables have been shown net of provisions for impairment. The fair value of loans has been estimated from discounted cash flows expected to be received. The rate of discount used was the market rate of interest.

        The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third-parties or valued internally using standard market practices. In accordance with the Group's risk management framework, all internally generated valuations are subject to assessment against external counterparties' valuations.

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

        Level 1, 2 and 3 fair value measurement hierarchy of Group financial instruments

        In March 2009 IFRS 7 'Financial Instruments: Disclosures' was amended by the IASB to require certain additional disclosures to be included in IFRS financial statements. This includes, as is presented below, a table of financial instruments carried at fair value analyzed by level of the IFRS 7 defined fair value hierarchy. This hierarchy is based on the inputs of the fair value measurement and reflects the lowest level input that is significant to that measurement. IFRS 7 does not require comparatives to be provided in the year of adoption but we have chosen to provide the table at both December 31, 2009 and December 31, 2008.

        The classification criteria and its application to Prudential can be summarized as follows:

        Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities

        Level 1 principally includes exchange listed equities, mutual funds with quoted prices, exchange traded derivatives such as futures and options, and national government bonds unless there is evidence that trading in a given instrument is so infrequent that the market could not possibly be considered active. It also includes other financial instruments (including net assets attributable to unit holders of

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

G:    Financial assets and liabilities (Continued)

consolidated unit trusts and similar funds) where there is clear evidence that the year end valuation is based on a traded price in an active market.

        Level 2: Inputs other than quoted prices included within level 1 that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices)

        Level 2 principally includes corporate bonds and other non-national government debt securities which are valued using observable inputs, together with over-the-counter derivatives such as forward exchange contracts and non-quoted investment fund valued with observable inputs. It also includes net assets attributable to unitholders of consolidated unit trusts and similar funds and investment contract liabilities that are valued using observable inputs.

        The nature of Prudential's operations in the US and the UK mean that a significant proportion of the assets backing non-linked shareholder backed business are held in corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing providers in the US and third party broker quotes in the UK and Asia either directly or via third parties such as IDC or Bloomberg. Such assets have generally been classified as level 2 as the nature of broker quotations means that it does not strictly meet the definition of a level 1 asset. However these valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls such as monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

        In addition level 2 includes debt securities that are valued internally using standard market practices. Of the total level 2 debt securities of £83,301 million at December 31, 2009, £6,426 million are valued internally. The majority of such securities use matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities. Under matrix pricing, the debt securities are priced taking the credit spreads of comparable quoted public debt securities and applying these to the equivalent debt instruments factoring a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

        Level 3: Significant inputs for the asset or liability that are not based on observable market data (unobservable inputs)

        Level 3 principally includes investments in private equity funds, investments in property funds which are exposed to bespoke properties or risks, investments which are internally valued or subject to a significant number of unobservable assumptions and certain derivatives which are bespoke or long dated. It also includes debt securities which are rarely traded or traded only in privately negotiated transactions and hence where it is difficult to assert that these have been based on observable market data. The inherent nature of the vast majority of these assets means that, in normal market conditions, there is unlikely to be significant change in the specific underlying assets classified as level 3.

        At December 31, 2009 the Group held £5,190 million, three per cent of the fair valued financial instruments, within level 3. Of this amount £3,510 million was held by the Group's participating funds and therefore shareholders' profit and equity are not impacted by movements in the valuation of these financial instruments. Total level 3 assets represented 3.7 per cent of the total assets of the participating

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

G:    Financial assets and liabilities (Continued)

funds at December 31, 2009. Total level 3 liabilities were £348 million out of total participating fund liabilities of £104,817 million at December 31, 2009.

        Of the £1,684 million level 3 items, net of derivative liabilities which support non-linked shareholder-backed business (3.6 per cent of the total assets net of derivative liabilities backing this business), £1,653 million are externally valued and £31 million are internally valued. Internal valuations, which represent only 0.04 per cent of the total assets net of derivative liabilities supporting non-linked shareholder-backed business, are inherently more subjective than external valuations.

        If the value of all level 3 investments backing non-linked shareholder-backed business was varied by 10 per cent, the change in valuation would be £3 million, which would reduce shareholders' equity by this amount before tax. Of this amount a £5 million increase would pass through the income statement substantially as part of short-term fluctuations outside of operating profit offset by a £8 million decrease included as part of other comprehensive income, being unrealized movements on assets classified as available-for-sale.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

G:    Financial assets and liabilities (Continued)

	December 31, 2009
	Level 1	Level 2	Level 3	Total
	£ million	£ million	£ million	£ million
With-profits
Equity securities and portfolio holdings in unit trusts	28,688	799	475	29,962
Debt securities	7,063	39,051	1,213	47,327
Other investments (including derivative assets)	79	1,199	2,170	3,448
Derivative liabilities	(54)	(504)	(25)	(583)

Total financial investments, net of derivative liabilities	35,776	40,545	3,833	80,154
Borrowing attributable to the with-profits fund held at fair value	—	(105)	—	(105)
Investment contract without discretionary participation features held at fair value	—	—	—	—
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,354)	(305)	(323)	(1,982)

Total	34,422	40,135	3,510	78,067
Percentage of total	44%	51%	5%	100%

Unit-linked and variable annuity
Equity securities and portfolio holdings in unit trusts	38,616	4	—	38,620
Debt securities	3,283	5,525	40	8,848
Other investments (including derivative assets)	30	80	—	110
Derivative liabilities	—	—	—	—

Total financial investments, net of derivative liabilities	41,929	5,609	40	47,578
Investment contract without discretionary participation features held at fair value	—	(12,242)	—	(12,242)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,324)	(7)	(2)	(1,333)

Total	40,605	(6,640)	38	34,003
Percentage of total	119%	(19)%	0%	100%

Non-linked shareholder-backed
Equity securities and portfolio holdings in unit trusts	557	36	179	772
Debt securities	5,783	38,725	1,068	45,576
Other investments (including derivative assets)	155	787	632	1,574
Derivative liabilities	(20)	(703)	(195)	(918)

Total financial investments, net of derivative liabilities	6,475	38,845	1,684	47,004
Investment contract without discretionary participation features held at fair value	—	(1,598)	—	(1,598)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(110)	(342)	(42)	(494)

Total	6,365	36,905	1,642	44,912
Percentage of total	14%	82%	4%	100%

Group total
Equity securities and portfolio holdings in unit trusts	67,861	839	654	69,354
Debt securities	16,129	83,301	2,321	101,751
Other investments (including derivative assets)	264	2,066	2,802	5,132
Derivative liabilities	(74)	(1,207)	(220)	(1,501)

Total financial investments, net of derivative liabilities	84,180	84,999	5,557	174,736
Borrowing attributable to the with-profits fund held at fair value	—	(105)	—	(105)
Investment contract without discretionary participation features held at fair value	—	(13,840)	—	(13,840)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(2,788)	(654)	(367)	(3,809)

Total	81,392	70,400	5,190	156,982
Percentage of total	52%	45%	3%	100%

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

G:    Financial assets and liabilities (Continued)

	December 31, 2008
	Level 1	Level 2	Level 3	Total
	£ million	£ million	£ million	£ million
With-profits
Equity securities and portfolio holdings in unit trusts	30,427	885	509	31,821
Debt securities	6,765	34,858	1,342	42,965
Other investments (including derivative assets)	77	1,569	2,122	3,768
Derivative liabilities	(166)	(2,861)	—	(3,027)

Total financial investments, net of derivative liabilities	37,103	34,451	3,973	75,527
Borrowing attributable to with-profits fund held at fair value	—	(158)	—	(158)
Investment contracts without discretionary participation features held at fair value	—	—	—	—
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,010)	(384)	(381)	(1,775)

Total	36,093	33,909	3,592	73,594
Percentage of total	49%	46%	5%	100%

Unit-linked and variable annuity
Equity securities and portfolio holdings in unit trusts	29,097	114	—	29,211
Debt securities	2,650	3,615	33	6,298
Other investments (including derivative assets)	117	87	—	204
Derivative liabilities	—	—	—	—

Total financial investments, net of derivative liabilities	31,864	3,816	33	35,713
Borrowing attributable to with-profits fund held at fair value	—	—	—	—
Investment contracts without discretionary participation features held at fair value	—	(10,309)	—	(10,309)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(877)	—	—	(877)

Total	30,987	(6,493)	33	24,527
Percentage of total	126%	(26)%	0%	100%

Non-linked shareholder-backed
Equity securities and portfolio holdings in unit trusts	745	27	318	1,090
Debt securities	6,514	35,451	3,996	45,961
Other investments (including derivative assets)	427	1,210	692	2,329
Derivative liabilities	(38)	(1,521)	(246)	(1,805)

Total financial investments, net of derivative liabilities	7,648	35,167	4,760	47,575
Borrowing attributable to with-profits fund held at fair value	—	—	—	—
Investment contracts without discretionary participation features held at fair value	—	(1,307)	—	(1,307)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(311)	(815)	(65)	(1,191)

Total	7,337	33,045	4,695	45,077
Percentage of total	16%	73%	11%	100%

Group total
Equity securities and portfolio holdings in unit trusts	60,269	1,026	827	62,122
Debt securities	15,929	73,924	5,371	95,224
Other investments (including derivative assets)	621	2,866	2,814	6,301
Derivative liabilities	(204)	(4,382)	(246)	(4,832)

Total financial investments, net of derivative liabilities	76,615	73,434	8,766	158,815
Borrowing attributable to with-profits fund held at fair value	—	(158)	—	(158)
Investment contract without discretionary participation held at fair value	—	(11,616)	—	(11,616)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(2,198)	(1,199)	(446)	(3,843)

Total	74,417	60,461	8,320	143,198
Percentage of total	52%	42%	6%	100%

        Reconciliation of movements in level 3 financial instruments measured at fair value.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

G:    Financial assets and liabilities (Continued)

        The following table reconciles the value of level 3 financial instruments at January 1, 2009 to that presented at December 31, 2009.

        Total gains and losses recorded in the income statement in the year represents realized gains and losses, including interest and dividend income unrealized gains and losses on financial instruments classified at fair value through profit and loss and foreign exchange movements on an individual entity's overseas investments. All these amounts are included within 'investment return' within the income statement.

        Total gains and losses recorded in other comprehensive income includes unrealized gains and losses on debt securities held as available-for-sale within Jackson and foreign exchange movements arising from the retranslation of the Group's overseas subsidiaries and branches.

        As highlighted earlier in this note, at December 31, 2008 Jackson had utilized internal valuations for certain structured securities given the illiquidity of the market at that time. These assets have therefore been classified as level 3 given the unobservable nature of the assumptions within the internal valuation models used. During the first half of 2009 improvements were observed in the level of liquidity for these structured securities such that external prices based on observable inputs from pricing services or brokers were used to value nearly all of the structured securities at December 31, 2009. There is therefore a transfer of £2,072 million from level 3 to level 2 during 2009 in respect of these securities. The remaining transfers in or out of level 3 represent sundry individual asset reclassifications, none of which are materially significant as highlighted in the table opposite.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

G:    Financial assets and liabilities (Continued)

	At Jan 1, 2009	Total gains/ losses in income statement	Total gains/ losses recorded in other compre- hensive income	Purchases	Sales	Settled	Transfers into level 3	Transfers out of level 3	At Dec 31, 2009
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
With-profits
Equity securities and portfolio holdings in unit trusts	509	(3)	(1)	26	(56)	—	—	—	475
Debt securities	1,342	(14)	(11)	50	(225)	(17)	142	(54)	1,213
Other investments (including derivative assets)	2,122	(211)	(89)	403	(55)	—	—	—	2,170
Derivative liabilities	—	(2)	—	—	(23)	—	—	—	(25)

Total financial investments, net of derivative liabilities	3,973	(230)	(101)	479	(359)	(17)	142	(54)	3,833
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(381)	9	—	49	—	—	—	—	(323)

Total	3,592	(221)	(101)	528	(359)	(17)	142	(54)	3,510

Unit-linked and variable annuity
Equity securities and portfolio holdings in unit trusts	—	—	—	—	—	—	—	—	—
Debt securities	33	2	1	16	—	(8)	—	(4)	40
Other investments (including derivative assets)	—	—	—	—	—	—	—	—	—
Derivative liabilities	—	—	—	—	—	—	—	—	—
Total financial investments, net of derivative liabilities	33	2	1	16	—	(8)	—	(4)	40
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	—	—	—	(1)	—	—	(1)	—	(2)

Total	33	2	1	15	—	(8)	(1)	(4)	38

Non-linked shareholder-backed
Equity securities and portfolio holdings in unit trusts	318	(47)	(34)	21	(55)	—	—	(24)	179
Debt securities	3,996	(15)	(565)	104	(473)	(2)	200	(2,177)	1,068
Other investments (including derivative assets)	692	130	(76)	153	(308)	—	43	(2)	632
Derivative liabilities	(246)	93	—	(64)	23	—	(1)	—	(195)

Total financial investments, net of derivative liabilities	4,760	161	(675)	214	(813)	(2)	242	(2,203)	1,684
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(65)	17	6	—	—	—	—	—	(42)

Total	4,695	178	(669)	214	(813)	(2)	242	(2,203)	1,642

Group total
Equity securities and portfolio holdings in unit trusts	827	(50)	(35)	47	(111)	—	—	(24)	654
Debt securities	5,371	(27)	(575)	170	(698)	(27)	342	(2,235)	2,321
Other investments (including derivative assets)	2,814	(81)	(165)	556	(363)	—	43	(2)	2,802
Derivative liabilities	(246)	91	—	(64)	—	—	(1)	—	(220)

Total financial investments, net of derivative liabilities	8,766	(67)	(775)	709	(1,172)	(27)	384	(2,261)	5,557
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(446)	26	6	48	—	—	(1)	—	(367)

Total	8,320	(41)	(769)	757	(1,172)	(27)	383	(2,261)	5,190

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

G:    Financial assets and liabilities (Continued)

        Of the total gains and losses in the income statement the loss of £(41) million in the year comprises, £(205) million relates to financial instruments still held at the end of the year, which can be analyzed as £(41) million for equity securities, £(44) million for debt securities, £(221) million for other investments, £76 million for derivative liabilities and £25 million for net asset value attributable to unit holders of consolidated unit trusts and similar funds.

Transfers between level 1 and level 2

        There have been no significant transfers between level 1 and level 2 during the year.

Interest income and expense

        The interest income on financial assets not at fair value through profit and loss for the year ended December 31, 2009 from continuing operations was £1,998 million (2008: £2,532 million; 2007: £2,016 million).

        The interest expense on financial liabilities not at fair value through profit and loss for the year ended December 31, 2009 from continuing operations was £366 million (2008: £645 million; 2007: £699 million).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

G:    Financial assets and liabilities (Continued)

G2:    Market risk

Interest rate risk

        The following table shows an analysis of the classes of financial assets and liabilities and their direct exposure to interest rate risk. Each applicable class of the Group's financial assets or liabilities is analyzed between those exposed to fair value interest rate risk, cash flow interest rate risk and those with no direct interest rate risk exposure:

2009	Fair value interest rate risk	Cash flow interest rate risk	Not directly exposed to interest rate risk	Total
	£ million	£ million	£ million	£ million
Financial assets
Cash and cash equivalents	—	—	5,307	5,307
Deposits	896	11,884	40	12,820
Debt securities	95,817	5,550	384	101,751
Loans	5,923	2,816	15	8,754
Other investments (including derivatives)	1,381	368	3,383	5,132

	104,017	20,618	9,129	133,764

Financial liabilities
Core structural borrowings of shareholder-financed operations	3,394	—	—	3,394
Operational borrowings attributable to shareholder-financed operations	2,128	620	3	2,751
Borrowings attributable to with-profits funds	804	312	168	1,284
Obligations under funding, securities lending and sale and repurchase agreements	611	2,871	—	3,482
Investment contracts without discretionary participation features	1,098	867	13,840	15,805
Derivative liabilities	647	286	568	1,501
Other liabilities	79	92	706	877

	8,761	5,048	15,285	29,094

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

G:    Financial assets and liabilities (Continued)

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

G:    Financial assets and liabilities (Continued)

Liquidity analysis

(i)    Contractual maturities of financial liabilities

        The following table sets out the contractual maturities for applicable classes of financial liabilities, excluding derivative liabilities and investment contracts and that are separately presented. The financial liabilities are included in the column relating to the contractual maturities at the undiscounted cash flows (including contractual interest payments) due to be paid assuming conditions are consistent with those of year end.

2009	Total carrying value	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Financial liabilities
Core structural borrowings of shareholder-financed operationsH13	3,394	148	588	733	1,394	877	1,343	1,422	6,505
Operational borrowings attributable to shareholder-financed operationsH13	2,751	2,351	435	9	9	9	31	—	2,844
Borrowings attributable to with-profits fundsH13	1,284	228	882	102	—	—	—	205	1,417
Obligations under funding, securities lending and sale and repurchase agreements	3,482	3,482	—	—	—	—	—	—	3,482
Other liabilities	877	643	11	14	—	—	—	211	879
Net asset value attributable to unit holders of consolidated unit-trusts and similar funds	3,809	3,809	—	—	—	—	—	—	3,809
Other creditors	1,612	1,612	—	—	—	—	—	—	1,612

	17,209	12,273	1,916	858	1,403	886	1,374	1,838	20,548

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

G:    Financial assets and liabilities (Continued)

2008	Total carrying value	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Financial liabilities
Core structural borrowings of shareholder-financed operationsH13	2,958	369	422	525	1,273	437	780	1,059	4,865
Operational borrowings attributable to shareholder-financed operationsH13	1,977	1,590	357	18	18	18	65	—	2,066
Borrowings attributable to with-profits fundsH13	1,308	232	807	249	—	—	78	113	1,479
Obligations under funding, securities lending and sale and repurchase agreements	5,572	5,572	—	—	—	—	—	—	5,572
Other liabilities	890	646	11	5	—	—	—	228	890
Net asset value attributable to unit holders of consolidated unit-trusts and similar funds	3,843	3,843	—	—	—	—	—	—	3,843
Other creditors	1,496	1,496	—	—	—	—	—	—	1,496

	18,044	13,748	1,597	797	1,291	455	923	1,400	20,211

(ii)   Maturity analysis of derivatives

        The following table provides a maturity analysis of derivative assets and liabilities:

2009	Total carrying value	1 year or less	After 1 year to 3 years	After 3 years to 5 years	After 5 years	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Net derivative position	279	340	10	(1)	—	349

2008	Total carrying value	1 year or less	After 1 year to 3 years	After 3 years to 5 years	After 5 years	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Net derivative position	(2,462)	(2,464)	12	(1)	—	(2,453)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

G:    Financial assets and liabilities (Continued)

        The net derivative positions as shown in the table above comprise the following derivative assets and liabilities:

	2009	2008
	£ million	£ million
Derivative assets	1,780	2,370
Derivative liabilities	(1,501)	(4,832)

Net derivative position	279	(2,462)

        The majority of derivative assets and liabilities have been included at fair value within the one year or less column representing the basis on which they are managed (i.e. to manage principally asset or liability value exposures). Contractual maturities are not considered essential for an understanding of the timing of the cash flows for these instruments and in particular the Group has no cash flow hedges. The only exception is certain identified interest rate swaps which are fully expected to be held until maturity solely for the purposes of matching cash flows on separately held assets and liabilities. For these instruments the undiscounted cash flows (including contractual interest amounts) due to be paid under the swap contract assuming conditions are consistent with those at year end are included in the column relating to the contractual maturity of the derivative.

        The table below shows the maturity profile for investment contracts on an undiscounted basis to the nearest billion. This maturity profile has been based on the cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results.

2009	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	Total undis- counted value	Carrying value
	£ billion	£ billion	£ billion	£ billion	£ billion	£ billion	£ billion	£ billion
Life assurance investment contracts	3	11	13	13	11	17	68	41

2008	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	Total undis- counted value	Carrying value
	£ billion	£ billion	£ billion	£ billion	£ billion	£ billion	£ billion	£ billion
Life assurance investment contracts	3	18	12	12	9	13	67	38

        Most investment contracts have options to surrender early, albeit these are often subject to surrender or other penalties. It is therefore the case that most contracts could be said to have a contractual maturity of less than one year, but in reality the additional charges and term of the contracts means these are unlikely to be exercised in practice and the more useful information is to present information on expected payment.

        The maturity profile above excludes certain corporate unit-linked business with gross policyholder liabilities of £9 billion (2008: £8 billion) which has no stated maturity but which is repayable on demand.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

G:    Financial assets and liabilities (Continued)

        This table has been prepared on an undiscounted basis and accordingly the amounts shown for life assurance investment contracts differ from those disclosed on the statement of financial position. Durations of long-term business contracts, covering insurance and investment contracts, on a discounted basis are included in section D.

        The vast majority of the Group's financial assets are held to back the Group's policyholder liabilities. Although asset/liability matching is an important component of managing policyholder liabilities (both those classified as insurance and those classified as investments), this profile is mainly relevant for managing market risk rather than liquidity risk. Within each business unit this asset/liability matching is performed on a portfolio by portfolio basis.

        In terms of liquidity risk a large proportion of the policyholder liabilities contain discretionary surrender values or surrender charges, meaning that many of the Group's liabilities are expected to be held for the long term. Much of the Group's investment portfolios is in marketable securities, which can therefore be converted quickly to liquid assets.

        For the reasons above an analysis of the Group's assets by contractual maturity is not considered necessary to evaluate the nature and extent of the Group's liquidity risk.

Credit risk

        The Group's maximum exposure to credit risk before any allowance for collateral or allocation of losses to policyholders is represented by the carrying value of financial instruments on the statement of financial position that have exposures to credit risk. These assets comprise cash and cash equivalents, deposits, debt securities, loans and derivative assets, the carrying value of which are disclosed at the start of this note and note G3 for derivative assets. The collateral in place in relation to derivatives is described in G4. Notes D2, D3 and D4, describe the security for these loans held by the Group, as disclosed at the start of this note.

        Of the total loans and receivables held £64 million (2008: £21 million) are past their due date but have not been impaired. Of the total past due but not impaired, £53 million are less than one year past their due date and £11 million is more than six months but less than one year past their due date (2008: £21 million and £nil respectively). The Group expects full recovery of these loans and receivables. No further analysis has been provided of the age of financial assets that are past due at the end of the reporting period but not impaired as the amounts are immaterial.

        No further analysis has been provided of the element of loans and receivables that was neither past due nor impaired for the total portfolio. This is on the grounds of immateriality of the difference between the neither past due nor impaired elements and the total portfolio.

        Financial assets that would have been past due or impaired had the terms not been renegotiated amounted to £55 million (2008: £1 million).

        There was no collateral held against loans that are past due and impaired or that are past due but not impaired at December 31, 2009 (2008: £nil).

        In addition, during the year the Group took possession of £15 million (2008: £66 million) of other collateral held as security, which mainly consists of assets that could be readily convertible into cash.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

G:    Financial assets and liabilities (Continued)

Currency risk

        As at December 31, 2009, the Group held 19 per cent (2008: 20 per cent) and 13 per cent (2008: 13 per cent) of its financial assets and financial liabilities respectively, in currencies, mainly US dollar and Euro, other than the functional currency of the relevant business unit.

        The financial assets, of which 74 per cent (2008: 77 per cent) are held by the PAC with-profits fund, allow the PAC with-profits fund to obtain exposure to foreign equity markets.

        The financial liabilities, of which 34 per cent (2008: 38 per cent) are held by the PAC with-profits fund, mainly relate to foreign currency borrowings.

        The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts (note G3 below).

        The amount of exchange losses recognized in the income statement in 2009, except for those arising on financial instruments measured at fair value through profit and loss, is £201 million (2008: £638 million gains; 2007: £102 million gains). This constitutes £41 million losses (2008: £32 million gains; 2007: £109 million gains) on Medium Term Notes (MTN) liabilities and £160 million of net losses (2008: £606 million net gains; 2007: £7 million net losses), mainly arising on investments of the PAC with-profits fund. The gains/losses on MTN liabilities are fully offset by value movements on cross-currency swaps, which are measured at fair value through profit and loss.

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

        The total fair value balances of derivative assets and liabilities as at December 31, 2009 were as follows:

2009	UK insurance operations	US insurance operations	Asian insurance operations	Asset management	Unallocated to a segment	Group total
	£ million	£ million	£ million	£ million	£ million	£ million
Derivative assets	910	519	150	48	153	1,780
Derivative liabilities	(709)	(461)	(146)	(49)	(136)	(1,501)

	201	58	4	(1)	17	279

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

G:    Financial assets and liabilities (Continued)

2008	UK insurance operations	US insurance operations	Asian insurance operations	Asset management	Unallocated to a segment	Group total
	£ million	£ million	£ million	£ million	£ million	£ million
Derivative assets	1,326	675	15	74	280	2,370
Derivative liabilities	(3,401)	(863)	(32)	(292)	(244)	(4,832)

	(2,075)	(188)	(17)	(218)	36	(2,462)

        The above derivative assets are included in 'other investments' in the primary statements.

        The notional amount of the derivatives, distinguishing between UK insurance and US operations, was as follows:

	UK insurance operations Notional amount on which future payments are based		US insurance operations Notional amount on which future payments are based
2009	Asset	Liability	Asset	Liability
	£ million	£ million	£ million	£ million
As at December 31, 2009
Cross-currency swaps*	808	881	376	168
Equity index call options	—	—	—	—
Swaptions	900	900	12,694	5,263
Futures	2,267	2,987	—	1,534
Forwards*	20,235	20,184	—	—
Inflation swaps	2,337	2,205	—	—
Credit default swaps	90	12	—	—
Single stock options	—	—	—	—
Credit derivatives	—	—	—	189
Put options	—	—	9,072	—
Equity options	30	552	3,246	562
Total return swaps	420	421	—	—
Interest rate swaps*	5,529	5,710	1,579	3,957

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

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

*
In addition, the other operations, including the Group Treasury function and the Asian operations, have cross-currency swap assets and liabilities with notional amounts of £819 million (2008: £1,503 million) and £122 million (2008: £605 million) respectively, forward currency contracts assets and liabilities with notional amounts of £570 million (2008: £1,419 million) and £958 million (2008: £2,310 million) respectively, interest rate swaps assets and liabilities of £793 million (2008: £1,407 million) and of £522 million (2008: £2,316 million), respectively, and cliquet options assets of £7 million (2008: £1,525 million).

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

December 31, 2009

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

Fair value hedges

        The Group uses interest rate derivatives to hedge the interest exposures on its US$300 million, 6.5 per cent perpetual subordinated capital securities. In addition, the Group similarly used interest rate derivatives to hedge the exposure on its US$1 billion, 6.5 per cent perpetual subordinated capital securities until this hedge was cancelled in March 2009. Where the hedge relationship is de-designated and re-designated, the fair value adjustment to the hedged item up to the point of de-designation continues to be reported as part of the basis of the hedged item and is amortized to the income statement based on a recalculated effective interest rate over the residual period to the first break clause date of the perpetual subordinated capital securities.

        The Group has chosen to designate as a fair value hedge certain fixed to floating rate swaps which hedge the fair value exposure to interest rate movements of certain of the Group's operational borrowings.

        The fair value of the derivatives designated as fair value hedges above at December 31, 2009, were an asset of £7 million and liability of £1 million (2008: asset of £17 million and liability of £nil). Movements in the fair value of the hedging instruments of a net loss of £11 million (2008: net loss of £4 million; 2007: net gain of £6 million) and the hedged items of a net gain of £11 million (2008: net gain of £7 million; 2007: net loss of £4 million) are recorded in the income statement in respect of the fair value hedges above.

Cash flow hedges

        The Group has no cash flow hedges in place.

Net investment hedges

        The Group entered into a series of rolling one to three-month period forward currency transactions which together formed a net investment hedge of the currency exposure of the net investments in the US operations. The program ceased in August 2009. At December 31, 2008 US$600 million of the

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

G:    Financial assets and liabilities (Continued)

forward currency contracts were designated as a partial net investment hedge of the currency exposure of the net investments in the US operations. The fair value of the forward currency contracts at December 31, 2008 was a liability of £56 million, of which a liability of £17 million was designated as a net investment hedge of the currency exposure of the net investments in the US operations.

        In addition, the Group has designated perpetual subordinated capital securities totaling US$1.55 billion as a net investment hedge to edge the currency risks related to the net investment in Jackson. The carrying value of the subordinated capital securities was £963 million (2008: £1,059 million) as at December 31, 2009. The foreign exchange gain of £118 million (2008: loss of £299 million; 2007: gain of £13 million) on translation of the borrowings to pounds sterling at the statement of financial position date is recognized in the translation reserve in shareholders' equity.

        The net investment hedges were 100 per cent effective.

G4:    Derecognition and collateral

Securities lending and reverse repurchase agreements

        The Group has entered into securities lending (including repurchase agreements) whereby blocks of securities are loaned to third-parties, primarily major brokerage firms. The amounts above the fair value of the loaned securities required to be held as collateral by the agreements depend on the quality of the collateral, calculated on a daily basis. The loaned securities are not removed from the Group's consolidated statement of financial position, rather they are retained within the appropriate investment classification. Collateral typically consists of cash, debt securities, equity securities and letters of credit. At December 31, 2009, the Group had lent £10,446 million (2008: £12,617 million) of which £7,910 million (2008: £9,701 million) was lent by the PAC with-profits fund of securities and held collateral under such agreements of £10,669 million (2008: £13,497 million) of which £8,086 million (2008: £9,924 million) was held by the PAC with-profits fund.

        At December 31, 2009, the Group had entered into reverse repurchase transactions under which it purchased securities and had taken on the obligation to resell the securities for the purchase price of £1,587 million (2008: £588 million), together with accrued interest.

Collateral and pledges under derivative transactions

        At December 31, 2009, the Group had pledged £644 million (2008: £1,154 million) for liabilities and held collateral of £586 million (2008: £829 million) in respect of over-the-counter derivative transactions.

G5:    Impairment of financial assets

        In accordance with the Group's accounting policy set out in note A4, impairment reviews were performed for available-for-sale securities and loans and receivables. In addition, impairment reviews were undertaken for the reinsurers' share of insurance contract liabilities.

        During the year ended December 31, 2009, impairment losses of £647 million (2008: £525 million; 2007: £184 million) were recognized for available-for-sale securities and loans and receivables. These were £630 million (2008: £497 million; 2007: £35million) in respect of available-for-sale securities held

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

G:    Financial assets and liabilities (Continued)

by Jackson and £17 million (2008: £28 million; 2007: £149 million) in respect of loans and receivables. The 2009 impairment charge for loans and receivables of £17 million relates to loans held by the UK with-profits fund and mortgage loans held by Jackson. The 2008 impairment charge for loans and receivables of £28 million related primarily to loans held by the UK with-profits fund. The 2007 impairment charge of £149 million related to loans and advances to customers in the discontinued banking operations during the period of ownership.

        Impairment losses recognized on available-for-sale securities amounted to £630 million (2008: £497 million; 2007:£35 million). Of this amount, 86 per cent (2008: 29 per cent; 2007: 14 per cent) has been recorded on structured asset-backed securities, primarily due to reduced cash flow expectations on such securities that are collateralized by diversified pools of primarily below investment grade securities. Of the losses related to the impairment of fixed maturity securities, the top five individual corporate issuers made up 11 per cent (2008: 27 per cent; 2007:57 per cent), reflecting a deteriorating business outlook of the companies concerned.

        The impairment losses have been recorded in 'investment return' in the income statement.

        In 2009, the Group realized gross losses on sales of available-for-sale securities of £134 million (2008: £184 million; 2007: £86 million) with 60 per cent (2008: 55 per cent; 2007: 46 per cent) of these losses related to the disposal of fixed maturity securities of five (2008: six) individual issuers, which were disposed of to rebalance the portfolio in the US operations in response to the unstable mortgage lending.

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

        For 2009 the amounts of gross unrealized losses for fixed maturity securities classified as available-for-sale under IFRS in an unrealized loss position was £966 million (2008: £3,178 million; 2007: £439 million). Notes B1 and D3 provide further details on the impairment charges and unrealized losses of Jackson's available-for-sale securities.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

H:    Other information on statement of financial position items

H1:    Intangible assets attributable to shareholders

(a)   Goodwill

	2009	2008
	£ million	£ million
Cost
At January 1	1,461	1,461
Disposal of Taiwan Agency business	(44)	—
Additional consideration paid on previously acquired businesses	13	—

At December 31	1,430	1,461
Aggregate impairment
At January 1 and December 31	(120)	(120)

Net book amount at December 31	1,310	1,341

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

	2009	2008
	£ million	£ million
M&G	1,153	1,153
Other	157	188

	1,310	1,341

        'Other' represents goodwill amounts allocated across CGUs in Asia and US operations. These goodwill amounts are not individually material.

Assessment of whether goodwill may be impaired

        With the exception of M&G, the goodwill attributable to shareholders in the statement of financial position mainly relates to acquired life businesses. The Company routinely compares the aggregate of net asset value and acquired goodwill on an IFRS basis of acquired life business with the value of the business as determined using the EEV methodology, as described in note D1. Any excess of IFRS over EEV carrying value is then compared with EEV basis value of current and projected future new business to determine whether there is any indication that the goodwill in the IFRS statement of financial position may be impaired.

        Goodwill is tested for impairment by comparing the CGUs carrying amount, including any goodwill, with its recoverable amount.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

H:    Other information on statement of financial position items (Continued)

M&G

        The recoverable amount for the M&G CGU has been determined by calculating its value in use. This has been calculated by aggregating the present value of future cash flows expected to be derived from the M&G operating segment (based upon management projections).

        The discounted cash flow valuation has been based on a five-year plan prepared by M&G, and approved by management, and cash flow projections for later years.

        The value in use is particularly sensitive to a number of key assumptions as follows:

  (i)
  The set of economic, market and business assumptions used to derive the five-year plan. The direct and secondary effects of recent developments, e.g. the fall in global equity markets, are considered by management in arriving at the expectations for the financial projections for the plan.

  (ii)
  The assumed growth rate on forecast cash flows beyond the terminal year of the plan. A growth rate of 2.5 per cent (2008: 2.5 per cent) has been used to extrapolate beyond the plan period representing management's best estimate view of the long-term growth rate of the business after considering the future and past growth rates and external sources of data.

  (iii)
  The risk discount rate. Differing discount rates have been applied in accordance with the nature of the individual component businesses. For retail and institutional business a risk discount rate of 12 per cent (2008: 12 per cent) has been applied to post-tax cash flows. The pre-tax risk discount rate was 16 per cent (2008: 16 per cent). Management have determined the risk discount rate by reference to an average implied discount rate for comparable UK listed asset managers calculated by reference to risk-free rates, equity risk premiums of five per cent and an average 'beta' factor for relative market risk of comparable UK listed asset managers. A similar approach has been applied for the other component businesses of M&G.

  (iv)
  That asset management contracts continue on similar terms.

        Management believes that any reasonable change in the key assumptions would not cause the recoverable amount of M&G to fall below its carrying amount.

Japanese life company

        The aggregate goodwill impairment of £120 million at December 31, 2009 and 2008 relates to the goodwill held in relation to the Japanese life operation which was impaired in 2005.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

H:    Other information on statement of financial position items (Continued)

(b)   Deferred acquisition costs and other intangible assets

        Deferred acquisition costs and other intangible assets in the Group consolidated statement of financial position attributable to shareholders consist of:

	2009	2008
	£ million	£ million
Deferred acquisition costs (DAC) related to insurance contracts as classified under IFRS 4	3,823	5,097
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	107	108

	3,930	5,205

Present value of acquired in-force policies for insurance contracts as classified under IFRS 4	52	64
Present value of future profits of acquired investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	1	1
Distribution rights	66	79

	119	144

Total of deferred acquisition costs and other intangible assets	4,049	5,349
Arising in:
UK insurance operations	127	134
US insurance operationsnote (i)	3,092	3,962
Asian insurance operations	822	1,247
Asset management operations	8	6

	4,049	5,349

Note

(i)
The amount in respect of US insurance operations comprises entirely of DAC and includes £1,938 million (2008: £1,676 million) in respect of variable annuity business, £1,164 million (2008: £1,134 million) in respect of other business and £(10) million (2008: £1,152 million) in respect of cumulative shadow DAC.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

H:    Other information on statement of financial position items (Continued)

        The movement in the year comprises:

	2009	2008*
	£ million	£ million
Balance at January 1	5,349	2,836
Additions	1,071	959
Amortization to income statement	(316)	(551)
Exchange differences	(550)	1,274
Change in shadow DAC (note D3 (h))	(1,069)	831
DAC movement on sale of Taiwan agency business	(436)	—

Balance at December 31	4,049	5,349

*
As a result of changes following the implementation of amendments to IAS 1, exchange losses of £239 million relating to US operations charge in shadow DAC have been reclassified as exchange movement within exchange differences in the table above. This is explained further in note A5. There is no impact on shareholders' equity or the income statement from this change.

        Amortization is included in the 'acquisition costs and other operating expenditures' line in the income statement.

        Deferred acquisition costs related to insurance contracts attributable to shareholders

        The movement in deferred acquisition costs relating to insurance contracts attributable to shareholders is as follows:

	2009	2008
	£ million	£ million
Deferred acquisition costs at January 1	5,097	2,644
Additions	1,054	887
Amortization	(286)	(520)
Exchange differences	(537)	1,255
Change in shadow DAC	(1,069)	831
DAC movement on sale of Taiwan agency business	(436)	—

Deferred acquisition costs at December 31	3,823	5,097

        Deferred acquisition costs related to investment management contracts attributable to shareholders.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

H:    Other information on statement of financial position items (Continued)

        Incremental costs associated with the origination of investment management contracts written by the Group's insurance and asset management businesses are capitalized and amortized as the related revenue is recognized.

	2009	2008
	£ million	£ million
At January 1
Gross amount	148	136
Accumulated amortization	(40)	(23)

Net book amount	108	113

Additions (through internal development)	14	12
Amortization	(15)	(17)

At December 31	107	108

Comprising:
Gross amount	162	148
Accumulated amortization	(55)	(40)

Net book amount	107	108

        Present value of acquired in-force business of long-term business contracts attributable to shareholders

        The present value of acquired in-force business (PVAIF) relating to investment contracts without discretionary participation features represents the contractual right to benefit from providing these investment management services in the future. The fair value is measured as the present value of the future profits of the asset management component of these contracts. These contracts are accounted for under the provisions of IAS 18. The remainder of the PVAIF balance relates to insurance contracts and is accounted for under UK GAAP as permitted by IFRS 4.

        The present value of future profits of acquired asset management contracts relates to unit-linked contracts acquired as part of the M&G acquisition in 1999.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

H:    Other information on statement of financial position items (Continued)

        Amortization is charged to the 'acquisition costs and other operating expenditure' line in the income statement over the period of provision of asset management services as those profits emerge.

	2009		2008
	Insurance contracts	Investment management	Insurance contracts	Investment management
	£ million	£ million	£ million	£ million
At January 1
Cost	184	12	161	12
Accumulated amortization	(120)	(11)	(102)	(8)

Net book amount	64	1	59	4

Exchange differences	(6)	—	14	—
Amortization charge	(6)	—	(9)	(3)

At December 31	52	1	64	1

Comprising:
Cost	175	12	184	12
Accumulated amortization	(123)	(11)	(120)	(11)

Net book amount	52	1	64	1

        Distribution rights attributable to the Asian insurance operations

        Distribution rights relate to facilitation fees paid in respect of the bancassurance partnership arrangements in Asia for the bank distribution of Prudential's insurance products for a fixed period of time. The distribution rights amounts are amortized over the term of the distribution contracts.

	2009	2008
	£ million	£ million
At January 1
Gross amount	84	16
Accumulated amortization	(5)	0

	79	16

Additions	3	62
Amortization charge	(9)	(4)
Exchange differences	(7)	5

At December 31	66	79

Comprising:
Gross amount	79	84
Accumulated amortization	(13)	(5)

	66	79

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

H:    Other information on statement of financial position items (Continued)

H2:    Intangible assets attributable to with-profits funds

(a)   Goodwill in respect of acquired investment subsidiaries for venture fund and other investment purposes

	2009	2008
	£ million	£ million
At January 1	174	192
Impairment	(50)	(18)

At December 31	124	174

        All the goodwill relates to the UK and the insurance operations segments.

        The only venture fund investment consolidated by the Group relates to an investment by PAC with-profits fund managed by M&G. The goodwill shown in the table above relates to this venture fund investment. Goodwill is tested for impairment for this investment by comparing the investment's carrying value including goodwill with its recoverable amount. The recoverable amount of the investment was determined by calculating its fair value less costs to sell. The fair value has been determined by using the discounted cash flow valuation. The valuation is based on cash flow projections to 2015 prepared by management after considering the historical experience and future growth rates of the business. The key assumption applied in the calculation is the risk discount rate of 14 per cent which has been derived by reference to risk-free rates and an equity premium risk. In 2009, following the impairment testing carried out, £50 million (2008: £18 million) of the goodwill was deemed to be impaired and written off accordingly.

        This impairment charge is recorded under 'acquisition costs and other operating expenditure' but are also taken account of in determining the charge/credit in the income statement for the transfer to the liability for unallocated surplus of with-profits funds. Accordingly, the charge does not affect shareholders' profits or equity.

(b)   Deferred acquisition costs and other intangible assets

        Other intangible assets in the Group consolidated statement of financial position attributable to with-profits funds consist of:

	2009	2008
	£ million	£ million
Deferred acquisition costs related to insurance contracts attributable to the PAC with-profit fund	9	13
Distribution rights attributable to with-profit funds of the Asian insurance operations	97	113

	106	126

        Deferred acquisition costs related to insurance contracts attributable to the PAC with-profit fund

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

H:    Other information on statement of financial position items (Continued)

        The movement in deferred acquisition costs relating to insurance contracts attributable to the PAC with-profit fund is as follows:

	2009	2008
	£ million	£ million
At January 1	13	19
Additions	—	—
Amortization charge	(4)	(6)

At December 31	9	13

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

	2009	2008
	£ million	£ million
At January 1
Gross amount	115	—
Accumulated amortization	(2)	—

	113	—

Additions	—	115
Amortization charge	(4)	(2)
Exchange differences	(12)	—

At December 31	97	113

Comprising:
Gross amount	103	115
Accumulated amortization	(6)	(2)

	97	113

H3:    Reinsurers' share of insurance contract liabilities

	2009	2008
	£ million	£ million
Insurance contract liabilities	1,114	1,176
Claims outstanding	73	64

	1,187	1,240

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

H:    Other information on statement of financial position items (Continued)

        The movement on reinsurers' share of insurance contract liabilities is as follows:

	2009	2008
	£ million	£ million
At January 1	1,176	724
Movement in the year	24	243
Foreign exchange translation differences	(86)	209

At December 31	1,114	1,176

H4:    Tax assets and liabilities

Assets

        Of the £636 million (2008: £657 million) current tax recoverable, the majority is expected to be recovered in one year or less.

Deferred tax asset

	2009	2008
	£ million	£ million
Unrealized losses on investments	1,156	1,267
Balances relating to investment and insurance contracts	20	12
Short-term timing differences	1,228	1,282
Capital allowances	18	16
Unused deferred tax losses	286	309

Total	2,708	2,886

        The deferred tax asset at December 31, 2009 and 2008 arises in the following parts of the Group.

	2009	2008
	£ million	£ million
UK insurance operations:
SAIF	2	7
PAC with-profits fund (including PAL)	141	272
Other	149	234
US insurance operations	1,944	1,969
Asian insurance operations	132	101
Other operations	340	303

	2,708	2,886

        Deferred tax assets are recognized to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

H:    Other information on statement of financial position items (Continued)

        The taxation regimes applicable across the Group apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2009 results and statement of financial position at December 31, 2009, the possible tax benefit of approximately £257 million (2008: £211 million), which may arise from capital losses valued at approximately £1.2 billion (2008: £1 billion), is sufficiently uncertain that it has not been recognized. In addition, a potential deferred tax asset of £607 million (2008: £678 million), which may arise from tax losses and other potential temporary differences totaling £2.1 billion (2008: £2.2 billion) is sufficiently uncertain that it has not been recognized. Forecasts as to when the tax losses and other temporary differences are likely to be utilized indicate that they may not be utilized in the short term.

Liabilities

        The current tax liability increased to £1,215 million (2008: £842 million) primarily due to the increase in policyholder tax payable in the UK. The Group considers that whilst the UK tax provision established within the current tax liability represents an appropriate provision for matters under discussion with HM Revenue & Customs in the UK, it is not possible to estimate the amount of the tax liability expected to be settled in one year or less due to the uncertainty over when these issues will be agreed.

Deferred tax liability

	2009	2008
	£ million	£ million
Unrealized gains on investments	1,744	765
Balances relating to investment and insurance contracts	961	968
Short-term timing differences	1,159	1,490
Capital allowances	8	6

	3,872	3,229

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

H:    Other information on statement of financial position items (Continued)

H5:    Accrued investment income and other debtors

	2009	2008
	£ million	£ million
Accrued investment income
Interest receivable	1,718	1,775
Other	755	738

Total	2,473	2,513

Other debtors
Premiums receivable:
From policyholders	148	194
From intermediaries	17	17
From reinsurers	82	253
Other	515	768

Total	762	1,232

Total accrued investment income and other debtors	3,235	3,745

        Of the £3,235 million (2008: £3,745 million) of accrued investment income and other debtors, £134 million (2008: £114 million) is expected to be settled after one year or more.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

H:    Other information on statement of financial position items (Continued)

H6:    Property, plant and equipment

        Property, plant and equipment comprise Group occupied properties, development property and tangible assets. A reconciliation of the carrying amount of these items from the beginning of the year to the end of the year is as follows:

	Group occupied property	Development property	Tangible assets	Total
	£ million	£ million	£ million	£ million
At January 1, 2008
Cost	172	655	612	1,439
Accumulated depreciation	(21)	—	(406)	(427)

Net book amount	151	655	206	1,012

Year ended December 31, 2008
Opening net book amount	151	655	206	1,012
Exchange differences	45	—	40	85
Depreciation charge	(3)	—	(67)	(70)
Additions	3	152	85	240
Disposals	(1)	—	(23)	(24)
Reclassification from (to) held for investment	68	(676)	—	(608)

Closing net book amount	263	131	241	635

At January 1, 2009
Cost	292	131	717	1,140
Accumulated depreciation	(29)	—	(476)	(505)

Net book amount	263	131	241	635

Year ended December 31, 2009
Opening net book amount	263	131	241	635
Exchange differences	(9)	—	(31)	(40)
Depreciation charge	(4)	—	(70)	(74)
Additions	2	—	89	91
Disposals (including amounts disposed of with the Taiwan agency business)	(99)	—	(15)	(114)
Reclassify as investment property*	—	(131)	—	(131)

Closing net book amount	153	—	214	367

At December 31,2009
Cost	173	—	661	834
Accumulated depreciation	(20)	—	(447)	(467)

Net book amount	153	—	214	367

*
In line with changes issued by the IASB as part of its Annual Improvement Project in May 2008 as shown in note A5, all development properties have been reclassified as investment properties (see note H7).

        The total property, plant and equipment relates to continuing operations only.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

H:    Other information on statement of financial position items (Continued)

Capital expenditure: property, plant and equipment by segment

	2009	2008
	£ million	£ million
Insurance operations:
UK	5	154
US	12	18
Asia	65	40
Asset management operations:
M&G	—	3
US	1	2
Asia	2	8

Total segment	85	225
Unallocated corporate	6	15

Total	91	240

H7:    Investment properties

        Investment properties principally relate to the PAC with-profits fund and are carried at fair value. A reconciliation of the carrying amount of investment properties at the beginning and end of the year is set out below:

	2009	2008
	£ million	£ million
At January 1	11,992	13,688
Reclassification of development property*	131	—
Additions:
Resulting from acquisitions	184	1,414
Resulting from expenditure capitalized	133	218
Resulting from acquisitions through business combinations	1	463
Disposals(including amounts disposed of with the Taiwan agency business)	(1,220)	(1,010)
Net loss from fair value adjustments	(203)	(3,784)
Net foreign exchange differences	(113)	395
Transfers to held for sale assets	—	—
Transfers to owner occupied properties	—	(68)
Other transfers from property, plant and equipment	—	676

At December 31	10,905	11,992

*
In line with changes issued by the IASB as part of its Annual Improvement Project in May 2008 (as shown in note H6 and A5) all development properties with a total cost of £131 million have been reclassified as investment properties at January 1, 2009. At this date these investments had a fair value of £152 million. The initial gain of £21 million is included as part of 'net loss from fair value adjustments'.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

H:    Other information on statement of financial position items (Continued)

        The income statement includes the following items in respect of investment properties:

	2009	2008	2007
	£ million	£ million	£ million
Rental income from investment properties	754	726	670
Direct operating expenses (including repairs and maintenance expenses) arising from investment properties:
That generated rental income during the year	131	109	117
That did not generate rental income during the year	—	1	—

Total direct operating expenses	131	110	117

        Investment properties of £3,177 million (2008: £3,559 million) are held under finance leases. A reconciliation between the total of future minimum lease payments at the statement of financial position date, and their present value is shown below:

	2009	2008
	£ million	£ million
Future minimum lease payments at December 31	1,683	963
Future finance charges on finance leases	(1,517)	(863)

Present value of minimum lease payments	166	100

Future minimum lease payments are due as follows:
Less than 1 year	9	5
1 to 5 years	38	22
Over 5 years	1,636	936

Total	1,683	963

The present values of these minimum lease payments are:
Less than 1 year	8	5
1 to 5 years	38	22
Over 5 years	120	73

Total	166	100

        Contingent rent is that portion of the lease payments that is not fixed in amount but is based on the future value of a factor that changes other than with the passage of time.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

H:    Other information on statement of financial position items (Continued)

        The Group's policy is to rent investment properties to tenants through operating leases. Minimum future rentals to be received on non-cancellable operating leases are receivable in the following periods:

	2009	2008
	£ million	£ million
Less than 1 year	662	742
1 to 5 years	2,282	2,599
Over 5 years	7,792	9,106

Total	10,736	12,447

        The total minimum future rentals to be received on non-cancellable sub-leases for land and buildings at December 31, 2009 are £3,684 million (2008: £3,730 million; 2007: £2,746 million).

H8:    Investments in associates and joint ventures

Investments in associates

        The Group had three associates at December 31, 2009 (2008: four) that are accounted for using the equity method. The Group's associates are a 30 per cent interest in The Nam Khang, a Vietnamese property developer, a 30 per cent interest in Apollo Education and Training Organization Vietnam and a 25 per cent interest in OYO Developments Limited. IFonline Group Limited (IFonline) is no longer an associate of the Group following a restructuring of that entity in April 2009.

        The Group also has investments in associates which meet the IAS 28 criteria for measurement at fair value through profit and loss in accordance with IAS 39.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

H:    Other information on statement of financial position items (Continued)

Associates accounted for using the equity method

        A summary of the movements in investments in associates accounted for using the equity method in 2009, 2008 and 2007 is set out below:

	Share of capital	Share of reserves	Share of net assets	Goodwill	Total carrying value
	£ million	£ million	£ million	£ million	£ million
Balance at January 1, 2007	4	(5)	(1)	7	6
Acquisitions	5	—	5	1	6
Exchange translation and other movements	—	—	—	—	—
Share of loss for the year after tax	—	—	—	—	—

Balance at December 31, 2007	9	(5)	4	8	12
Impairment of goodwill	—	—	—	(6)	(6)
Exchange translation and other movements	3	1	4	—	4
Share of loss for the year after tax	—	—	—	—	—

Balance at December 31, 2008	12	(4)	8	2	10
Exchange translation and other movements	(7)	4	(3)	(1)	(3)
Share of loss for the year after tax	—	—	—	—	(1)

Balance at December 31, 2009	5	—	5	1	6

        There have been no changes recognized in the other comprehensive income of associates that would also be recognized in the other comprehensive income by the Group. Exchange translation and other movements for 2009 mainly relate to the investment in IFonline mentioned above.

        The Group's share of the assets and liabilities of associates accounted for using the equity method at December 31, 2009 and 2008 and their revenues and profit and loss for 2009, 2008 and 2007 are as follows:

	2009	2008
	£ million	£ million
Financial position
Total assets (excluding goodwill)	5	12
Total liabilities	—	(4)

Net assets	5	8

	2009	2008	2007
	£ million	£ million	£ million
Results of operations
Revenue	1	3	5
Profit in the year	—	—	—

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

H:    Other information on statement of financial position items (Continued)

Associates carried at fair value through profit and loss

        The Group's associates that are carried at fair value through profit and loss comprise investments in OEICs, unit trusts, funds holding collateralized debt obligations, property unit trusts, and venture capital investments of the PAC with-profits fund where the Group has significant influence. These investments are incorporated both in the UK and overseas, and some have year ends which are non-coterminous with that of the Group. In these instances, the investments are recorded at fair value at December 31, 2009 based on valuations or pricing information at that specific date. The aggregate fair value of associates carried at fair value through profit and loss where there are published price quotations is approximately £6 billion (2008: £4 billion) at December 31, 2009.

        The aggregate assets of these associates are approximately £9 billion (2008: £8 billion). Aggregate liabilities, excluding liabilities to unit holders and shareholders for unit trusts and OEICs, are approximately £2 billion (2008: £2 billion). Fund revenues, with revenue arising in unit trusts and OEICs deemed to constitute the investment return for these vehicles, were approximately £0.8 billion (2008: £0.8 billion) and net loss in the year, excluding unit trusts and OEICs where all investment returns accrue to unit holders or shareholders respectively, was approximately £0.2 billion (2008: profit of £0.3 billion).

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

        The investments noted in the table above have the same accounting year end as the Group, except for ICICI Prudential Life Insurance Company Limited and Prudential ICICI Asset Management Company Limited. Although these investments have reporting periods ending March 31, 12 months of financial information up to December 31, is recorded. Accordingly, the information covers the same period as that of the Group.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

H:    Other information on statement of financial position items (Continued)

        The summarized financial data for the Group's share of investments in joint ventures is as follows:

	2009	2008
	£ million	£ million
Financial position
Current assets	386	250

Non-current assets	2,462	1,212

Total assets	2,848	1,462
Current liabilities	(150)	(159)
Non-current liabilities	(2,392)	(1,063)

Total liabilities	(2,542)	(1,222)

Net equity	306	240

	2009	2008	2007
	£ million	£ million	£ million
Results of operations
Revenues	974	656	500
Expenses	(945)	(649)	(546)

Net profit (loss)	29	7	(46)

        There are several minor service agreements in place between the joint ventures and the Group. During 2009, the aggregate amount of the transactions was £14.1 million (2008: £15.9 million) and the balance outstanding as at December 31, 2009 was £54.6 million (2008: £22.5 million).

        The joint ventures have no significant contingent liabilities to which the Group is exposed nor does the Group have any significant contingent liabilities in relation to its interest in the joint ventures.

H9:    Assets held for sale

        Investment properties are classified as held for sale when contracts have been exchanged but the sale has not been completed at the period end. At December 31, 2009 the value of assets held for sale was £3 million (2008: £nil).

        Gains on disposal of held for sale assets are recorded in 'investment income' within the income statement.

H10:    Cash and cash equivalents

        Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days maturity from the

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

H:    Other information on statement of financial position items (Continued)

date of acquisition. Cash and cash equivalents included in the statement of cash flows comprise the following statement of financial position amounts:

	2009	2008
	£ million	£ million
Cash	5,071	5,362
Cash equivalents	236	593

Total cash and cash equivalents	5,307	5,955

        Cash and cash equivalents held centrally are considered to be available for general use by the Group. These funds amount to £895 million and £165 million at December 31, 2009 and 2008, respectively. The remaining funds are considered not to be available for general use by the Group, and include funds held for the benefit of policyholders.

H11:    Shareholders' equity: Share capital, share premium and reserves

	2009	2008
	£ million	£ million
Share capital and share premium
Share capital	127	125
Share premium	1,843	1,840
Reserves
Retained earnings	3,964	3,604
Translation reserve	203	398
Available-for-sale reserve	134	(909)

Total shareholders' equity	6,271	5,058

*
As a result of changes following the implementation of amendments to IAS 1, losses of £240 million relating to US operations previously included within the unrealized valuation movement of Jackson's available-for-sale debt securities have been reclassified as exchange movements within the statement of comprehensive income. This is explained further in note A5. There is no impact on shareholders' equity or the income statement from this change.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

H:    Other information on statement of financial position items (Continued)

        A summary of the ordinary shares in issue is set out below:

Share capital and share premium

	Number of ordinary shares	Share capital	Share premium
		£ million	£ million
2008
Issued shares of 5p each fully paid:
At the beginning of the year	2,470,017,240	123	1,828
Shares issued under share option schemes	2,307,469	—	12
Shares issued in lieu of cash dividends	24,622,979	2	156
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	—	—	(156)

At end of the year	2,496,947,688	125	1,840

2009
Issued shares of 5p each fully paid:
At the beginning of the year	2,496,947,688	125	1,840
Shares issued under share option schemes	605,721	—	3
Shares issued in lieu of cash dividends	34,674,062	2	136
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	—	—	(136)

At end of the year	2,532,227,471	127	1,843

        Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

        At December 31, 2009, there were options outstanding under Save As You Earn schemes to subscribe for 12,230,833 (2008: 6,825,343) shares at prices ranging from 266 pence to 572 pence (2008: 266 pence to 617 pence) and exercisable by the year 2016 (2008: 2015). In addition, there are 17,292 (2008: 967,652) conditional options outstanding under the RSP and 6,644,203 (2008: 4,906,234) under the GPSP exercisable at £nil cost within a 10-year period.

        The cost of own shares of £75 million as at December 31, 2009 (2008: £75 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans and savings-related share option schemes. At December 31, 2009, 5.3 million (2008: 6.4 million) Prudential plc shares with a market value of £34 million (2008: £27 million) were held in such trusts. Of this total, 4.8 million (2008: 6.0 million) shares were held in trusts under employee incentive plans. In 2009, the Company purchased 3.4 million (2008: 5.4 million) shares in respect of employee incentive plans at a cost of £17 million (2008: £27 million). The maximum number of shares held in the year was 6.4 million which was at the beginning of the year.

        Of the total shares held in trust, 0.5 million (2008: 0.4 million) shares were held by a qualifying employee share ownership trust. These shares are expected to be fully distributed in the future on maturity of savings-related share option schemes.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

H:    Other information on statement of financial position items (Continued)

        The Group has consolidated a number of authorized investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at December 31, 2009 was 10.6 million (2008: 9.2 million) and the cost of acquiring these shares of £51 million (2008: £47 million) is included in the cost of own shares. The market value of these shares as at December 31, 2009 was £67 million (2008: £37 million).

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

H12:    Insurance contract liabilities and unallocated surplus of with-profits funds

Movement in year

	Insurance contract liabilities	Unallocated surplus of with-profits funds
	£ million	£ million
At January 1, 2008	132,776	13,959
Income and expense included in the income statement	(12,760)	(5,815)
Foreign exchange translation differences	16,014	270

At December 31, 2008	136,030	8,414

At January 1, 2009	136,030	8,414
Income and expense included in the income statement	19,765	1,559
Foreign exchange translation differences	(6,574)	46
Disposal of Taiwan agency business	(3,508)	—

At December 31, 2009	145,713	10,019

        Notes B5, D2b, D3b and D4b provide further analysis of the movement in the year of the Group's policyholder liabilities and unallocated surplus of the with-profits funds.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

H:    Other information on statement of financial position items (Continued)

H13:    Borrowings

Core structural borrowings of shareholder-financed operations

	Innovative Tier 1*	Lower Tier 2*	Senior†	2009 Total	2008 Total
	£ million	£ million	£ million	£ million	£ million
Parent company
Subordinated debt:
€500m 5.75% Subordinated Notes 2021note (i)		443		443	482
€20m Medium-Term Subordinated Notes 2023note (ii)		18		18	19
£435m 6.125% Subordinated Notes 2031		428		428	427
£400m 11.375% Subordinated Notes 2039note (v)		380		380	—
US$1,000m 6.5% Perpetual Subordinated Capital Securitiesnote (iii)	619			619	696
US$250m 6.75% Perpetual Subordinated Capital Securitiesnote (iv)	155			155	173
US$300m 6.5% Perpetual Subordinated Capital Securitiesnote (iv)	192			192	190
US$750m 11.75% Perpetual Subordinated Capital Securitiesnote (ix)	456			456	—

	1,422	1,269	—	2,691	1,987
Senior debt:
£249m 5.5% Bonds 2009note (v)				—	249
£300m 6.875% Bonds 2023			300	300	300
£250m 5.875% Bonds 2029			249	249	249

	—	—	549	549	798

Total parent company	1,422	1,269	549	3,240	2,785

Jackson
US$250m 8.15% surplus notes 2027note (vi)	—	154	—	154	173

Totalnote (viii)	1,422	1,423	549	3,394	2,958

*
These debt classifications are consistent with the treatment of capital for regulatory purposes, as defined in the FSA Handbook.

†
The senior debt ranks above subordinated debt in the event of liquidation.

Notes

(i)
The €500 million 5.75 per cent borrowings have been swapped into borrowings of £333 million with interest payable at six month £Libor plus 0.962 per cent.

(ii)
The €20 million borrowings were issued at 20-year Euro Constant Maturity Swap (capped at 6.5 per cent). These have been swapped into borrowings of £14 million with interest payable at three month £Libor plus 1.2 per cent.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

H:    Other information on statement of financial position items (Continued)

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

(v)
The £249 million 5.5 per cent borrowings were repaid on maturity in May 2009. In the same month, the Company issued £400 million subordinated debt in part to replace the maturing debt.

(vi)
The Jackson borrowings are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of Jackson.

(vii)
Maturity analysis

        The following table sets out the contractual maturity analysis of the Group's core structural borrowings:

	2009	2008
	£ million	£ million
Less than 1 year	—	249
1 to 2 years	—	—
2 to 3 years	—	—
3 to 4 years	—	—
4 to 5 years	—	—
Over 5 years	3,394	2,709

Total	3,394	2,958

(viii)
Management analyzes the net core structural borrowings position as follows:

	2009	2008
	£ million	£ million
Total core structural borrowings (as above)	3,394	2,958
Less: Holding company cash and short-term investments (recorded within the consolidated statement of financial position)	(1,486)	(1,165)

Net core structural borrowings of shareholder-financed operations	1,908	1,793

(ix)
In July 2009, the Company issued US$750 million perpetual subordinated capital securities.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

H:    Other information on statement of financial position items (Continued)

Operational borrowings attributable to shareholder-financed operations

	2009	2008
	£ million	£ million
Borrowings in respect of short-term fixed income securities programs
Commercial paper	2,031	1,269
Medium-Term Notes 2010	7	9

	2,038	1,278

Non-recourse borrowings of US operationsnote (i)
Jacksonnote (ii)	—	104
Investment subsidiaries	20	23
Piedmont and CDO fundsnote (iii)	183	384

	203	511

Other borrowings
Bank loans and overdraftsnote (iv)	148	185
Obligations under finance leases	3	3
Other borrowingsnote (v)	359	—

	510	188

Totalnote (vii)	2,751	1,977

Notes

(i)
In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of those subsidiaries and funds.

(ii)
This represents senior debt issued through the Federal Home Loan Bank of Indianapolis and was secured on collateral posted with FHLB by Jackson.

(iii)
Piedmont is an investment trust investing in certain asset-backed and mortgage-backed securities in the US. These borrowings pertain to debt instruments issued to external parties.

(iv)
Bank loans and overdrafts include a short-term loan of £130 million in respect of Asian operations (2008: £130 million).

(v)
Other borrowings represents amounts whose repayment to the lender is contingent on future surpluses emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on the contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

(vi)
In addition to the operational borrowings shown in the table above, Prudential plc has issued £200 million Floating Rate Notes 2010, which were wholly subscribed to by a Group subsidiary. These borrowings have been eliminated on consolidation.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

H:    Other information on statement of financial position items (Continued)

(vii)
Maturity analysis

The following table sets out the contractual maturity analysis of the Group's operational borrowings attributable to shareholder-financed operations:

	2009	2008
	£ million	£ million
Less than 1 year	2,183	1,584
1 to 2 years	121	9
2 to 3 years	239	38
3 to 4 years	172	52
4 to 5 years	6	240
Over 5 years	30	54

Total	2,751	1,977

Borrowings attributable to with-profits funds

	2009	2008
	£ million	£ million
Non-recourse borrowings of consolidated investment fundsnote (i)	1,016	1,161
£100m 8.5% Undated Subordinated Guaranteed Bonds of Scottish Amicable Finance plcnote (ii)	100	100
Other borrowings (predominantly obligations under finance leases)	168	47

Totalnote (iii)	1,284	1,308

Notes

(i)
In all instances the holders of the debt instruments issued by these funds do not have recourse beyond the assets of those funds.

(ii)
The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinate to the entitlements of the policyholders of that fund.

(iii)
Maturity analysis

The following table sets out the contractual maturity analysis of the Group's borrowings attributable to with-profits operations:

	2009	2008
	£ million	£ million
Less than 1 year	33	272
1 to 2 years	77	12
2 to 3 years	706	150
3 to 4 years	1	418
4 to 5 years	1	—
Over 5 years	466	456

Total	1,284	1,308

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

H:    Other information on statement of financial position items (Continued)

H14:    Provisions and contingencies

Provisions

	2009	2008
	£ million	£ million
Provision in respect of defined benefit pension schemes:I2
Deficit, gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies:
Attributable to PAC with-profits fund (i.e. absorbed by the liability for unallocated surplus)	122	67
Attributable to shareholder-financed operations (i.e. to shareholders' equity)	128	82

	250	149
Add back: Investments in Prudential insurance policies	187	157

Provision after elimination of investments in Prudential insurance policies and matching policyholder liability from Group statement of financial position	437	306
Other provisions (see below)	206	155

Total provisions	643	461

        Analysis of other provisions:

	2009	2008
	£ million	£ million
At January 1	155	220
Charged to income statement:
Additional provisions	148	48
Unused amounts released	(13)	(24)
Used during the year	(75)	(101)
Exchange differences	(9)	12

At December 31	206	155

Comprising:
Legal provisions	15	23
Restructuring provisions	17	21
Other provisions	174	111

Total	206	155

        Of the other provisions balance of £206 million (2008: £155 million), £148 million (2008: £90 million) is expected to be settled within one year. Employer contributions expected to be paid into defined benefit pension schemes within one year are shown in note I2.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

H:    Other information on statement of financial position items (Continued)

Legal provisions

        Of the legal provisions of £15 million (2008: £23 million) £11 million (2008:£23 million) relates to Jackson. Jackson has been named in civil proceedings, which appear to be substantially similar to other class action litigation brought against many life insurers in the US, alleging misconduct in the sale of insurance products. During 2009, £9 million was paid.

Restructuring provisions

        Restructuring provisions of £17 million (2008: £21 million) relate to restructuring activities of UK insurance operations. In 2004 and 2005, UK insurance operations implemented restructurings relating to document management review, streamlining operations, and the relocation of activities to an offshore base in India. In December 2005, the Group announced an initiative for UK insurance operations to work more closely with M&G and in the process facilitate the realization of substantial annualized pre-tax cost savings and opportunities for revenue synergies.

        At January 1, 2008, a provision of £35 million was brought forward, and during 2008 an additional £4 million was provided, £7 million of unused provision was released, and £11 million was paid.

        During 2009, £1 million of unused provision was released, and £3 million was paid.

Other provisions

        Other provisions of £174 million (2008: £111 million) include provisions of £143 million (2008: £95 million) relating to staff benefit schemes. During 2009, another £112 million was provided (including exchange movements of £6 million), £10 million of unused provision was released and £54 million was paid. In 2008, a provision of £155 million was brought forward, an additional £37 million was provided, £15 million of unused provision was released and £82 million was paid. Other provisions also include £27 million (2008: £16 million) relating to various onerous contracts where, in 2009, an additional £15 million was provided and £4 million was used. In 2008, £11 million was brought forward, £10 million was provided and £5 million was paid. Other provisions also include £4 million of regulatory provisions, where £9 million was provided, £2 million of unused provision was released and £3 million was paid.

Contingencies and related obligations

Litigation

        In addition to the legal proceedings relating to Jackson mentioned under the legal provisions section above, the Group is involved in other litigation and regulatory issues. Whilst the outcome of such matters cannot be predicted with certainty, the Company believes that the ultimate outcome of such litigation and regulatory issues will not have a material adverse effect on the Group's financial condition, results of operations, or cash flows.

Pension mis-selling review

        In 1988, the UK government introduced new pensions legislation intended to encourage more individuals to make their own arrangements for their pensions. During the period from April 1988 to

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

H:    Other information on statement of financial position items (Continued)

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

        The table below summarizes the change in the pension mis-selling provision for the years ended December 31, 2009 and 2008. The change in the provision is included in benefits and claims in the income statement and the movement in unallocated surplus of with-profits funds has been determined accordingly.

	2009	2008
	£ million	£ million
Balance at beginning of year	345	448
Changes to actuarial assumptions and method of calculation	20	(75)
Discount unwind	3	20
Redress to policyholders	(44)	(46)
Payment of administrative costs	(2)	(2)

Balance at end of year	322	345

        The pension mis-selling provision is included within the liabilities in respect of investment contracts with discretionary participation features under IFRS 4.

        The pension mis-selling provision at December 31, 2009 set out above of £322 million is stochastically determined on a discounted basis. The average discount rate implied in the movement in

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

H:    Other information on statement of financial position items (Continued)

the year is 4.6 per cent. The undiscounted amounts at December 31, 2009 expected to be paid in each of the years ending December 31, are as follows:

2009
£ million
Year ended December 31
2010	29
2011	8
2012	11
2013	12
2014	15
Thereafter	513

Total undiscounted amount	588
Aggregate discount	(266)

Discounted pension mis-selling provision at December 31, 2009	322

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

        The Financial Ombudsman Service periodically updates the actuarial assumptions to be used in calculating the compensation payments, including interest rates and mortality assumptions. The pension mis-selling provision represents the discounted value of future expected payments, including benefit payments and all internal and external legal and administrative costs of adjudicating, processing and settling those claims. To the extent that amounts have not been paid, the provision increases each year reflecting the shorter period of discount.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

H:    Other information on statement of financial position items (Continued)

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

        The Group is exposed to mortgage endowment products in respect of policies issued by Scottish Amicable Life plc (SAL) and policies issued by Scottish Amicable Life Assurance Society (SALAS) which were transferred into SAIF. At December 31, 2009, provisions of £4 million (2008: £5 million) in SAL and £35 million (2008: £40 million) in SAIF were held within policyholder liabilities to cover potential compensation in respect of mortgage endowment product mis-selling claims. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, this provision has no impact on shareholders.

        In addition, in the year ended December 31, 2009 Prudential Assurance's main with-profits fund paid compensation of £2 million (2008: £1 million) in respect of mortgage endowment products mis-selling claims and at December 31, 2009 held a provision of £47 million (2008: £54 million) in respect of further compensation. The movement in this provision has no impact on the Group's profit before tax.

        In May 2006, the Group introduced a deadline for both Prudential and Scottish Amicable mortgage endowment complaints. Impacted customers have three years to lodge a mis-selling complaint in line with the time limit prescribed by the FSA and the ABI.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

H:    Other information on statement of financial position items (Continued)

Guaranteed annuities

        Prudential Assurance used to sell guaranteed annuity products in the UK and at December 31, 2009 held a provision of £31 million (2008: £42 million) within the main with-profits fund within policyholder liabilities to honor guarantees on these products. The Group's main exposure to guaranteed annuities in the UK is through SAIF and at December 31, 2009 a provision of £284 million (2008: £391 million) was held in SAIF to honor the guarantees. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, the movement in this provision has no impact on shareholders.

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

        The inherited estate, as working capital, enables PAC to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund's assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of certain significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

Support for long-term business funds by shareholders' funds

        As a proprietary insurance company, PAC is liable to meet its obligations to policyholders even if the assets of the long-term funds are insufficient to do so. The assets, represented by the unallocated surplus of with-profits funds, in excess of amounts expected to be paid for future terminal bonuses and related shareholder transfers ('the excess assets') in the long-term funds could be materially depleted over time by, for example, a significant or sustained equity market downturn, costs of significant fundamental strategic change or a material increase in the pension mis-selling provision. In the unlikely circumstance that the depletion of the excess assets within the long-term fund was such that the Group's ability to satisfy policyholders' reasonable expectations was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders' funds to the long-term funds to provide financial support.

        In 1997, the business of SALAS, a mutual society, was transferred to PAC. In effecting the transfer, a separate sub-fund, SAIF, was established within PAC's long-term business fund. This sub-fund contains all the with-profits business and all other pension business that was transferred. No new business has been or will be written in the sub-fund and the sub-fund is managed to ensure that all the invested assets are distributed to SAIF policyholders over the lifetime of SAIF policies. With the exception of

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

H:    Other information on statement of financial position items (Continued)

certain amounts in respect of the unitized with-profits life business, all future earnings arising in SAIF are retained for SAIF policyholders. Any excess (deficiency) of revenue over expense within SAIF during a period is offset by a transfer to (from) the SAIF unallocated surplus. Shareholders have no interest in the profits of SAIF but are entitled to the asset management fees paid on this business. With the exception of certain guaranteed annuity products mentioned earlier in this note, and certain products which include a minimum guaranteed rate of accumulation, the majority of SAIF with-profits policies do not guarantee minimum rates of return to policyholders.

        Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the PAC long-term fund would be liable to cover any such deficiency. Due to the quality and diversity of the assets in SAIF and the ability of SAIF to revise guaranteed benefits in the event of an asset shortfall, the directors believe that the probability of either the PAC long-term fund or the Group's shareholders' funds having to contribute to SAIF is remote.

Guarantees and commitments

        Guarantee funds in both the UK and the US provide for payments to be made to policyholders on behalf of insolvent life insurance companies. These guarantee funds are financed by payments assessed on solvent insurance companies based on location, volume and types of business. The Group estimated its reserve for future guarantee fund assessments for Jackson, included within other liabilities to be £15 million at December 31, 2009 (2008: £18 million). Similar assessments for the UK businesses were not significant. The directors believe that the reserve is adequate for all anticipated payments for known insolvencies.

        At December 31, 2009, Jackson has unfunded commitments of £339 million (2008: £400 million) related to its investments in limited partnerships and of £89 million (2008: £24 million) related to commercial mortgage loans. These commitments were entered into in the normal course of business and the directors do not expect a material adverse impact on the operations to arise from them.

        Jackson owns debt instruments issued by securitization trusts managed by PPM America. At December 31, 2009, the support provided by certain forbearance agreements Jackson entered into with the counterparty to certain of these trusts could potentially expose Jackson to maximum losses of $750 million, if circumstances allowed the forbearance period to cease. Jackson believes that, so long as the forbearance period continues, the risk of loss under the agreements is remote.

        The Group has provided other guarantees and commitments to third-parties entered into in the normal course of business but the Company does not consider that the amounts involved are significant.

H15:    Other liabilities

	2009	2008
	£ million	£ million
Creditors arising from direct insurance and reinsurance operations	615	552
Interest payable	83	139
Other items	179	199

Total	877	890

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

I:    Other notes

I1:    Sale of legacy agency book and agency force in Taiwan to China Life Insurance Company of Taiwan

        On February 20, 2009, the Company announced that it had entered into an agreement to sell the assets and liabilities of its agency distribution business and its agency force in Taiwan to China Life Insurance Company Ltd of Taiwan for the nominal sum of NT$1 subject to regulatory approval. In addition, the Company would invest £45 million to purchase a 9.99 per cent stake in China Life through a share placement. The business transferred represented 94 per cent of Prudential's in-force liabilities in Taiwan and included Prudential's legacy interest rate guaranteed products with IFRS basis gross assets at December 31, 2008 of £4.5 billion. After taking account of IFRS shareholders' equity of the business at December 31, 2008, provisions for restructuring costs, and other costs the Group's IFRS shareholders' equity at December 31, 2008 was expected to decrease by approximately £595 million.

        The Company retains its interest in life insurance business in Taiwan through its retained bank distribution partnerships and its direct investment of 9.99 per cent in China Life.

        The sale was completed, following regulatory approval, on June 19, 2009. The trading results shown below are for the period January 1, to June 19, 2009.

        The carrying value of the IFRS equity of the business, as applied in the calculation of the loss on sale, reflects the application of 'grandfathered' US GAAP under IFRS 4 of insurance assets and liabilities. US GAAP does not, and is not designed to, include the cost of holding economic capital to support the legacy interest rate guaranteed products as recognized under the Company's supplementary reporting basis under European Embedded Value principles. The IFRS loss on sale reflects this missing element of the economic value. The effects on the IFRS income statement and equity attributable to shareholders is shown below.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

I:    Other notes (Continued)

        The loss on sale and trading results of the Taiwan agency business for the period of ownership comprise:

	2009	2008	2007
	£ million	£ million	£ million
Loss on sale:
As estimated and announced on February 20, 2009:
Proceeds	—	—	—
Net asset value attributable to equity holders of the Company and provision for restructuring costs	(551)	—	—
Goodwill written off	(44)	—	—

	(595)	—	—
Trading losses to completion, net of tax, as shown below	44	—	—
Minority interests and other adjustments	(8)	—	—

Loss on sale of the Taiwan agency business, gross and net of tax (as shown in income statement)	(559)	—	—

Trading results before tax (including short-term fluctuations in investment returns)	(62)	1	(37)
Related tax	18	(4)	(23)

Total	(44)	(3)	(60)

Loss on sale and trading results of the Taiwan agency business:

Gross of tax	(621)	1	(37)
Tax	18	(4)	(23)
Net of tax	(603)	(3)	(60)

Attributable to:
Equity holders of the Company	(598)	(3)	(60)
Minority interests	(5)	—	—

Loss on sale and results of the Taiwan agency business, net of tax	(603)	(3)	(60)

        The loss on disposal of £559 million includes cumulative foreign exchange gains of £9 million recycled through the profit and loss account as required by IAS 21. The impact on shareholders' funds of the disposal (including trading losses up to the date of disposal) is £607 million. The difference of £12 million from the estimate of £595 million reflects a number of minor adjustments.

        Cash and cash equivalents disposed of were £388 million and restructuring and other costs incurred in cash in the year were £64 million. In addition, the Company invested £45 million in China Life as described above. Accordingly, the cash outflow for the Group arising from the sale of the Taiwan agency business, as shown in the consolidated statement of cash flows, was £497 million.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

I:    Other notes (Continued)

        In order to facilitate comparisons of the Group's retained businesses, the presentation of the segmental analysis of IFRS loss before shareholder tax (as shown in note B1) has been adjusted to show separately the result for the sold Taiwan agency business, as explained below.

	2008			2007
	As previously published	Adjustment	Adjusted	As previously published	Adjustment	Adjusted
	£ million	£ million	£ million	£ million	£ million	£ million
Operating profit based on longer-term investment returns	1,347	(64)	1,283	1,201	(49)	1,152
Short-term fluctuations in investment returns	(1,783)	62	(1,721)	(137)	86	(51)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(14)	1	(13)	(1)	—	(1)
Results of sold Taiwan agency business	Included above	1	1	Included above	(37)	(37)

Loss before tax	(450)	—	(450)	1,063	—	1,063

I2:    Staff and pension plans

(a)   Staff and employment costs

        The average number of staff employed by the Group during the year were:

	2009	2008	2007
Business operations:
UK operations	4,516	6,231	7,732
US operations	3,371	3,298	3,123
Asian operations	19,502	20,154	16,807
Venture fund investment subsidiaries of the PAC with-profits fund	—	—	21,184

Total for continuing operations	27,389	29,683	48,846
Discontinued banking operations	—	—	770

Total	27,389	29,683	49,616

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

I:    Other notes (Continued)

        The costs of employment for continuing operations were:

	2009	2008	2007
	£ million	£ million	£ million
Business operations:
Wages and salaries	878	791	819
Social security costs	61	54	62

Other pension costs (see below)	95	78	96
Pension actuarial and other (gains) losses charged to income statement	138	(10)	2

	233	68	98
Venture fund investment subsidiaries of the PAC with-profits fund (see below)	—	—	423

Total for continuing operations	1,172	913	1,402
Discontinued banking operations	—	—	21

Total	1,172	913	1,423

        Other pension costs comprises £57 million (2008: £47 million; 2007: £68 million) relating to defined benefit schemes and £38 million (2008: £31 million; 2007:£28 million) relating to defined contribution schemes of continuing operations. Of the defined contribution scheme costs, £27 million (2008: £21 million; 2007: £19 million) related to overseas defined contribution schemes. The £57 million (2008: £47 million; 2007: £68 million) relating to defined benefit schemes comprises a charge of £29 million (2008: £29 million: 2007: £41 million) relating to PSPS and a charge of £28 million (2008: £18 million; 2007: £27 million) for other schemes.

        Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of PSPS as described in note (b)(i)1 below, the £29 million (2008: £29 million; 2007:£41 million) for PSPS represents the cash cost of contributions for ongoing service of active members and the unwind of discount on the opening provision for deficit funding for PSPS. The charge of £28 million (2008: £18 million; 2007: £27 million) for other schemes comprises a £19 million (2008: £7 million; 2007: £17 million) charge on an economic basis, reflecting the total assets of the schemes, and a further £9 million (2008: £11 million; 2007: £10 million) charge to adjust for amounts invested in Prudential insurance policies to arrive at the IAS 19 basis charge.

        The loss of £138 million (2008: gains of £10 million; 2007: loss of £2 million) for actuarial and other gains comprises a loss of £155 million (2008: £21 million; 2007: £7 million) for actuarial and other losses on an economic basis and £17 million actuarial gains (2008: £31 million; 2007:£5 million) to adjust for amounts invested in Prudential insurance policies.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

I:    Other notes (Continued)

(b)   Pension plans

(i) Defined benefit plans

1. Summary

        The Group business operations operate a number of pension schemes. The specific features of these plans vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded wholly by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS); 86 per cent (2008: 87 per cent) of the underlying scheme liabilities of the Group defined benefit schemes are accounted for within PSPS.

        The Group also operates two smaller defined benefit schemes for UK employees in respect of Scottish Amicable and M&G. For all three schemes the projected unit method was used for the most recent full actuarial valuations. There is also a small defined benefit scheme in Taiwan but as part of the sale of the Taiwan agency business completed in June 2009, the Group settled the majority of the obligations under the scheme as a significant number of employees transferred out.

        Defined benefit schemes in the UK are generally required to be subject to full actuarial valuation every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. PSPS was last actuarially valued as at April 5, 2008. This valuation demonstrated the scheme to be 106 per cent funded by reference to the Scheme Solvency Target that forms the basis of the scheme's statutory funding objective. Accordingly, the total contributions to be made by the Group into the scheme were reduced from the previous arrangement of £70-£75 million per annum to £50 million per annum effective from July 1, 2009. As the scheme was in a surplus position at the valuation date, no formal deficit funding plan was required. However, recognizing that there had been significant deterioration in the value of the scheme assets from April 5, 2008 to the date of the finalization of the valuation, contributions to the scheme for additional funding of £25 million per annum, as well as the £25 million per annum employer's contributions for ongoing service of current employees, was agreed with the Trustees subject to a reassessment when the next valuation is completed. The additional funding is akin to deficit funding. Deficit funding for PSPS is apportioned in the ratio of 70/30 between the PAC life fund and shareholder-backed operations following detailed consideration in 2005 of the sourcing of previous contributions. Employer contributions for ongoing service of current employees are apportioned in the ratio relevant to current activity. In 2009 total contributions for the year including expenses and augmentations were £67 million at December 31 (2008: £79 million).

        The valuation of the Scottish Amicable Pension Scheme as at March 31, 2008 demonstrated the scheme to be 91 per cent funded, with a shortfall of actuarially determined liabilities of nine per cent, representing a deficit of £38 million. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a seven year period were made from July 2009 of £7.3 million per annum. The IAS 19 deficit of the Scottish Amicable Pension Scheme at December 31, 2009 of £139 million (2008: £44 million) has been allocated 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders fund.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

I:    Other notes (Continued)

        Subsequent to the year end, the valuation of the M&G Pension Scheme as at December 31, 2008 was finalized in January 2010. The valuation demonstrated the scheme to be 76 per cent funded, with a shortfall of actuarially determined assets to liabilities of £51 million. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a five year period were made from January 2010 of £14.1 million per annum for the first two years and £9.3 million per annum for the subsequent three years. The IAS 19 deficit of the M&G Pension Scheme on an economic basis at December 31, 2009 was £36 million (2008: £23 million) and is wholly attributable to shareholders.

        Under the IAS 19 valuation basis, the Group adopted IFRIC 14, 'IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction' in 2008. Under IFRIC 14, on an economic basis the Group has not recognized the underlying PSPS surplus of £513 million gross of deferred tax (2008: £728 million) due to the Group not having an unconditional right of refund to any surplus in the scheme. Additionally, under IFRIC 14, the Group has also recognized a liability for committed deficit funding obligation to PSPS. Although the contributions would increase the surplus in the scheme, the corresponding asset will not be recognized in the Group accounts. At December 31, 2009, based on the new funding arrangement as described above, the Group has recognized a liability for deficit funding to June 30, 2012 for PSPS of £75 million, gross of deferred tax (2008: £65 million gross of deferred tax based on the previous deficit funding commitment to April 5, 2010).

        The asset and liabilities of PSPS are unaffected by the impact of the application of IFRIC 14. PSPS is managed on an economic basis for the longer-term benefit of its current and deferred pensioners and active members. The surplus in PSPS is available to absorb future adverse asset value movements and, if required, strengthening in mortality assumptions.

        As at December 31, 2009, after the effect of the application of IFRIC 14, the shareholders' share of the pension liability for PSPS deficit funding obligation and the deficits of the defined benefit pension schemes amounted to a £92 million liability net of related tax relief (2008: £61 million). These amounts are determined after including amounts invested by the M&G scheme in Prudential policies as explained later in this note.

        On the economic basis (including investments of the M&G scheme in Prudential policies as assets), for 2009, a £32 million (2008: £26 million) pre-tax shareholder charge to operating results based on longer-term returns arises. In addition, outside the operating result but included in total profits is a pre-tax shareholder loss of £74 million (2008: £14 million) for shareholders' share of actuarial and other gains and losses.

        In addition, also on the economic basis, the PAC with-profits sub-fund was charged £16 million (2008: charge of £10 million) for its share of the pension charge of PSPS and Scottish Amicable and charged with £81 million (2008: £7 million) for its share of net actuarial and other losses on the scheme assets and liabilities. As shareholder profits for the PAC with-profits sub-fund reflects the surplus for distribution, these amounts are effectively absorbed by an increased credit in the income statement for the transfer to the liability for unallocated surplus.

        At December 31, 2009, after the effect of the application of IFRIC 14, the total share of the liability for deficit funding on PSPS and the deficit on the smaller Scottish Amicable Scheme attributable to the PAC with-profits fund amounted to a liability of £110 million (2008: £60 million) net of related tax relief.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

I:    Other notes (Continued)

2. Corporate governance

        The rules of the Group's largest pension arrangement, the defined benefit section of PSPS, a final salary scheme, specify that, in exercising its investment powers, the Trustee's objective is to achieve the best overall investment return consistent with the security of the assets of the scheme. In doing this, consideration is given to the nature and duration of the scheme's liabilities. The Trustee sets the benchmark for the asset mix, following analysis of the liabilities by the Scheme's Actuary and, having taken advice from the Investment Managers, then selects benchmark indices for each asset type in order to measure investment performance against a benchmark return.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

I:    Other notes (Continued)

3. Assumptions

        The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the years ended December 31, were as follows:

	2009	2008	2007
	%	%	%
Discount rate*	5.8	6.1	5.9
Rate of increase in salaries	5.7	5.0	5.3
Rate of inflation	3.7	3.0	3.3
Rate of increase of pensions in payment for inflation:
Guaranteed (maximum 5%)	3.7	3.0	3.3
Guaranteed (maximum 2.5%)†	2.5	2.5	2.5
Discretionary†	2.5	2.5	2.5
Expected returns on plan assets	4.5	6.2	5.9

*
The discount rate of 5.8 per cent has been determined by reference to an 'AA' corporate bond index adjusted, where applicable, to allow for the difference in duration between the index and the pension liabilities.

†
The rates of 2.5 per cent shown are those for PSPS. Assumed rates of increase of pensions in payment for inflation for all other schemes are 3.7 per cent in 2009 (2008: 3.0 per cent; 2007: 3.3 per cent).

        The calculations are based on current actuarially calculated mortality estimates with a specific allowance made for future improvements in mortality, which is broadly based on adjusted versions of the medium cohort projections prepared by the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries.

        The tables used for PSPS immediate annuities in payment at December 31, 2009 were:

        Male: 108.6 per cent PNMA 00 with medium cohort improvements subject to a floor of 1.75 per cent up to the age of 90, decreasing linearly to zero by age of 120; and

        Female: 103.4 per cent PNFA 00 with 75 per cent medium cohort improvements subject to a floor of 1.00 per cent up to the age of 90 and decreasing linearly to zero by age of 120.

        The tables used for PSPS immediate annuities in payment at December 31, 2008 and December 31, 2007 were:

        Male: 100 per cent PMA 92 with CMIR17 improvements to the valuation date and medium cohort improvements subject to a floor of 1.75 per cent up to the age of 90, decreasing linearly to zero by age of 120; and

        Female: 100 per cent PFA92 with CMIR17 improvements to the valuation date and 75 per cent medium cohort improvements subject to a floor of one per cent up to the age of 90 and decreasing linearly to zero by age of 120.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

I:    Other notes (Continued)

        The assumed life expectancies on retirement at age 60, based on the mortality table used was:

	2009 (years)		2008 (years)		2007 (years)
	Male	Female	Male	Female	Male	Female
Retiring today	27.4	28.6	26.4	28.4	26.2	28.3
Retiring in 15 years' time	30.1	30.8	28.9	29.8	28.7	29.3

        The mean term of the current PSPS liabilities is around 18 years.

        Using external actuarial advice provided by the scheme actuaries being Towers Watson (previously known as Watson Wyatt) for the valuation of PSPS and by Aon Limited for the M&G scheme, and Xafinity for the Scottish Amicable scheme, the most recent full valuations have been updated to December 31, 2009, applying the principles prescribed by IAS 19.

4. Summary financial position

        The Group liability in respect of defined benefit pension schemes is as follows:

	2009	2008	2007
	£ million	£ million	£ million
Economic position:
Deficit, gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies:
Attributable to the PAC with-profits fund (i.e. absorbed by the liability for unallocated surplus)	(122)	(67)	(98)
Attributable to shareholder-backed operations (i.e. to shareholders' equity)	(128)	(82)	(85)

Economic deficit—as explained in note 5 below	(250)	(149)	(183)
Exclude: investments in Prudential insurance policies (offset on consolidation in the Group financial statements against insurance liabilities)	(187)	(157)	(172)

Deficit under IAS 19 included in provisions in the statement of financial position—as explained in note 7 below	(437)	(306)	(355)

5. Group economic financial position

        The following tables illustrate the movement on the financial position of the Group's defined benefit pension schemes on an economic basis. The underlying position reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. At December 31, 2009, the investments in Prudential policies comprise £101 million (£2008: £103 million) for PSPS and £187 million (2008: £157 million) for the M&G scheme.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

I:    Other notes (Continued)

        Separately, the economic financial position also includes the effect of the application of IFRIC 14, whereby for PSPS, where there are constraints in the trust deed to prevent the company access, the surplus is not recognized and a liability to additional funding (as described earlier) is established.

Estimated pension scheme deficit—economic basis

        Movements on the pension scheme deficit (determined on the 'economic basis') are as follows, with the effect of the application of IFRIC 14 being shown separately:

	2009
		(Charge) credit to income statement
	Surplus (deficit) in scheme at January 1, 2009	Operating results (based on longer-term investment returns) note b	Actuarial and other gains and losses note c	Contributions paid	Disposal of Taiwan agency business*	Surplus (deficit) in scheme at Dec 31, 2009 note a
	£ million	£ million	£ million	£ million	£ million	£ million
All schemes
Underlying position
(without the effect of IFRIC 14)
Surplus (deficit)	644	(71)	(337)	85	17	338
Less: amount attributable to PAC with-profits fund	(483)	33	207	(42)	—	(285)

Shareholders' share:
Gross of tax surplus (deficit)	161	(38)	(130)	43	17	53
Related tax	(47)	11	36	(11)	(4)	(15)

Net of shareholders' tax	114	(27)	(94)	32	13	38

Effect of IFRIC 14
Surplus (deficit)	(793)	23	182	—	—	(588)
Less: amount attributable to PAC with-profits fund	550	(17)	(126)	—	—	407

Shareholders' share:
Gross of tax surplus (deficit)	(243)	6	56	—	—	(181)
Related tax	68	(2)	(15)	—	—	51

Net of shareholders' tax	(175)	4	41	—	—	(130)

With the effect of IFRIC 14
Surplus (deficit)	(149)	(48)	(155)	85	17	(250)
Less: amount attributable to PAC with-profits fund	67	16	81	(42)	—	122

Shareholders' share:
Gross of tax surplus (deficit)	(82)	(32)	(74)	43	17	(128)
Related tax	21	9	21	(11)	(4)	36

Net of shareholders' tax	(61)	(23)	(53)	32	13	(92)

*
Including the effect of exchange translation difference.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

I:    Other notes (Continued)

	2008
		(Charge) credit to income statement
	Surplus (deficit) in scheme at January 1, 2008	Operating results (based on longer-term investment returns) note b	Actuarial and other gains and losses note c	Results of sold Taiwan agency business	Contributions paid	Exchange	Surplus (deficit) in scheme at Dec 31 2008 note a
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
All schemes
Underlying position
(without the effect of IFRIC 14)
Surplus (deficit)	447	46	61	(1)	95	(4)	644
Less: amount attributable to PAC with-profits fund	(338)	(48)	(49)		(48)		(483)

Shareholders' share:
Gross of tax surplus (deficit)	109	(2)	12	(1)	47	(4)	161
Related tax	(33)	1	(2)		(13)		(47)

Net of shareholders' tax	76	(1)	10	(1)	34	(4)	114

Effect of IFRIC 14
Surplus (deficit)	(630)	(82)	(81)	—	—		(793)
Less: amount attributable to PAC with-profits fund	436	58	56	—	—		550

Shareholders' share:
Gross of tax (deficit) surplus	(194)	(24)	(25)	—	—		(243)
Related tax	55	6	7	—	—		68

Net of shareholders' tax	(139)	(18)	(18)	—	—		(175)

With the effect of IFRIC 14
Surplus (deficit)	(183)	(36)	(20)	(1)	95	(4)	(149)
Less: amount attributable to PAC with-profits fund	98	10	7	—	(48)		67

Shareholders' share:
Gross of tax (deficit) surplus	(85)	(26)	(13)	(1)	47	(4)	(82)
Related tax	22	7	5		(13)		21

Net of shareholders' tax	(63)	(19)	(8)	(1)	34	(4)	(61)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

I:    Other notes (Continued)

	2007
		(Charge) credit to income statement
	Surplus (deficit) in scheme at January 1, 2007	Operating results (based on longer-term investment returns) note b	Actuarial and other gains and losses note c	Results of sold Taiwan agency business	Contributions paid	Surplus (deficit) in scheme at Dec 31, 2007 note a
	£ million	£ million	£ million	£ million	£ million	£ million
All schemes
Underlying position
(without the effect of IFRIC 14)
Surplus (deficit)	65	(14)	295	—	101	447
Less: amount attributable to PAC with-profits fund	(73)	(9)	(205)	—	(51)	(338)

Shareholders' share:
Gross of tax surplus (deficit)	(8)	(23)	90	—	50	109
Related tax	—	6	(25)	—	(14)	(33)

Net of shareholders' tax	(8)	(17)	65	—	36	76

Effect of IFRIC 14
Surplus (deficit)	(284)	(44)	(302)	—	—	(630)
Less: amount attributable to PAC with-profits fund	193	32	211	—	—	436

Shareholders' share:
Gross of tax surplus (deficit)	(91)	(12)	(91)	—	—	(194)
Related tax	27	2	26	—	—	55

Net of shareholders' tax	(64)	(10)	(65)	—	—	(139)

With the effect of IFRIC 14
Surplus (deficit)	(219)	(58)	(7)	—	101	(183)
Less: amount attributable to PAC with-profits fund	120	23	6	—	(51)	98

Shareholders' share:
Gross of tax surplus (deficit)	(99)	(35)	(1)	—	50	(85)
Related tax	27	8	1	—	(14)	22

Net of shareholders' tax	(72)	(27)	—	—	36	(63)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

I:    Other notes (Continued)

(a) On the 'economic basis', after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the underlying statements of financial position of the schemes at December 31, were:

	2009				2008				2007
	PSPS	Other schemes note iii	Total	%	PSPS	Other schemes note iii	Total	%	PSPS	Other schemes note iii	Total	%
	£ million	£ million	£ million		£ million	£ million	£ million		£ million	£ million	£ million
Equities	830	266	1,096	20	823	213	1,036	19	1,278	265	1,543	28
Bonds	3,406	280	3,686	67	2,430	277	2,707	51	1,134	249	1,383	25
Properties	272	15	287	5	283	18	301	6	545	54	599	11
Cash-like investmentsnote (i)	441	2	443	8	1,267	6	1,273	24	1,932	5	1,937	36

Total value of assets	4,949	563	5,512	100	4,803	514	5,317	100	4,889	573	5,462	100
Present value of benefit obligations	(4,436)	(738)	(5,174)		(4,075)	(598)	(4,673)		(4,361)	(654)	(5,015)

	513	(175)	338		728	(84)	644		528	(81)	447
Effect of the application of IFRIC 14 for pension schemes:
Derecognition of PSPS surplus	(513)	—	(513)		(728)	—	(728)		(528)	—	(528)
Set up obligation for deficit funding for PSPS	(75)	—	(75)		(65)	—	(65)		(102)	—	(102)

Pre-tax deficitnote (ii)	(75)	(175)	(250)		(65)	(84)	(149)		(102)	(81)	(183)

Notes

(i)
The PSPS has entered into a derivatives based strategy to match the duration and inflation profile of its liabilities. This involved a reallocation from other investments to cash-like investments with an interest and inflation swap overlay. In broad terms, the scheme is committed to making a series of payments related to LIBOR on a nominal amount and in return the scheme receives a series of fixed and inflation-linked payments which match a proportion of its liabilities. As at December 31, 2009, the nominal value of the interest and inflation-linked swaps amounted to £1.1 billion (2008: £1.2 billion; 2007: £1.2 billion) and £1.9 billion (2008: £0.3 billion; 2007: £0.7 billion) respectively.

(ii)
The resulting scheme deficit arising from the excess of liabilities over assets at December 31, 2009 of £250 million (2008: £149 million; 2007:£ 183 million) comprised a deficit of £122 million (2008: deficit of £67 million; 2007: deficit of £98 million) attributable to the PAC with-profits fund and deficit of £128 million (2008: deficit of £82 million; 2007: deficit of £85 million) attributable to shareholder operations.

(iii)
In addition to PSPS, there are two smaller schemes in the UK, the Scottish Amicable Pension Scheme, and the M&G Pension Scheme, with a combined deficit at December 31, 2009 of £175 million (2008: £67 million; 2007:£71 million), gross of tax. There is also a small scheme in Taiwan, which at December 31, 2009 had a deficit of £nil (2008: £17 million; 2007:£10 million), gross of tax. As part of the sale of the Taiwan agency business in June 2009 the Group has settled the majority of the obligations under the Taiwan scheme relating to the employees who were transferred out.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

I:    Other notes (Continued)

        The movements in the deficit on the 'economic basis' between scheme assets and liabilities were:

	2009	2008	2007
	£ million	£ million	£ million
Current service cost	(11)	(19)	(19)
Curtailment credit	—	14	—
Other finance income	(8)	(2)	2
Cash costs and unwind of discount on opening provision for deficit funding for PSPS	(29)	(29)	(41)
Contributions	85	95	101
Actuarial and other gains and losses	(155)	(20)	(7)
Movement due to the sold Taiwan agency business and exchange translation difference	17	(5)	—

Net decrease in deficit	(101)	34	36

(b) The components of the (charge) credit to operating results (gross of allocation of the share attributable to the PAC with-profits fund) are as follows:

	2009	2008	2007
	£ million	£ million	£ million
Service cost	(34)	(45)	(58)
Curtailment credit	—	44	—
Finance (expense) income:
Interest on pension scheme liabilities	(277)	(289)	(265)
Expected return on assets	240	336	309

Total (charge) credit without the effect of IFRIC 14	(71)	46	(14)
Effect of IFRIC 14 for pension schemes	23	(82)	(44)

Total charge after the effect of IFRIC 14	(48)	(36)	(58)

        The net charge to operating profit (gross of the share attributable to the PAC with-profits fund) of £48 million (2008: £36 million; 2007: £58 million) is made up of a charge of £29 million (2008: £29 million; 2007: £41 million) relating to PSPS and a charge of £19 million (2008: £7 million; 2007: £17 million) for other schemes. This net charge represents:

	2009	2008	2007
	£ million	£ million	£ million
Underlying IAS 19 charge for other pension schemes	(19)	(7)	(17)
Cash costs for PSPS	(25)	(25)	(34)
Unwind of discount on opening provision for deficit funding for PSPS	(4)	(4)	(7)

	(48)	(36)	(58)

        Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of PSPS, the charge to operating profit on longer-term investment returns for PSPS reflects the cash cost of

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

I:    Other notes (Continued)

contributions for ongoing service of active members. In addition, the charge to the operating results also includes a charge for the unwind of discount on the opening provision for deficit funding for PSPS.

(c) The components of the credit (charge) for actuarial and other gains and losses (gross of allocation of the share attributable to the PAC with-profits fund but excluding the charge relating to the sold Taiwan agency business) are as follows:

	2009	2008	2007
	£ million	£ million	£ million
Actual less expected return on assets	108	(356)	(8)
(Losses) gains on changes of assumptions for plan liabilities	(521)	272	317
Experience gains on liabilities	76	145	(14)

Total charge without the effect of IFRIC 14	(337)	61	295
Effect of IFRIC 14 for pension schemes	182	(81)	(302)

Actuarial and other gains and losses after the effect of IFRIC 14	(155)	(20)	(7)

        The net charge for actuarial and other gains and losses is recorded within the income statement but, within the segmental analysis of profit, the shareholders' share of actuarial and other gains and losses (i.e. net of allocation of the share to the PAC with-profits funds) is excluded from operating profit based on longer-term investment returns.

        The 2009 actuarial losses of £337 million primarily reflects the effect of increases in inflation rates and decrease in risk discount rates partially offset by the excess of market returns over long-term assumptions and experience gains on liabilities.

        Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of PSPS, the actuarial gains and losses do not include those of PSPS. In addition, as a result of applying IFRIC 14, the Group has recognized a provision for deficit funding in respect of PSPS. The change in 2009 in relation to this provision recognized above as other gains and losses on defined benefit pension schemes was £48 million (2008: £13 million; 2007: £nil).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

I:    Other notes (Continued)

6. Movement in IAS 19 basis financial position

        The change in the present value of the benefit obligation and the change in fair value of the assets for the total of the PSPS, Scottish Amicable, M&G and Taiwan schemes over the period were as follows:

	PSPS	Other schemes				Total
2009	Provision for deficit funding	IAS 19 basis: change in fair value of plan assets	Investments in Prudential insurance policies	Economic basis: total assets	IAS 19 basis: change in present value of benefit obligations	Economic basis: net obligations
	£ million	£ million	£ million	£ million	£ million	£ million
Fair value of plan assets, beginning of year		357	157	514		514
Present value of benefit obligation, beginning of year					(598)	(598)
Provision for deficit funding for PSPS	(65)					(65)

	(65)	357	157	514	(598)	(149)
Service cost—current charge only					(11)	(11)
Interest cost					(35)	(35)
Expected return on plan assets		18	9	27		27
Employee contributions		—	1	1	(1)	—
Employer contributions	67	9	9	18		85
Actuarial gains (losses)		6	17	23	(130)	(107)
Benefit payments		(11)	(6)	(17)	17	—
Cash costs and unwind of discount on the opening provision for deficit funding for PSPS	(29)					(29)
Movement in the provision for deficit funding for PSPS	(48)					(48)
Disposal of Taiwan agency business, including exchange translation difference		(3)	—	(3)	20	17

Fair value of plan assets, end of year		376	187	563		563
Present value of benefit obligation, end of year					(738)	(738)
Provision for deficit funding of PSPS	(75)					(75)

Economic basis deficit						(250)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

I:    Other notes (Continued)

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

I:    Other notes (Continued)

	PSPS	Other schemes				Total
2007	Provision for deficit funding	IAS 19 basis: change in fair value of plan assets	Investments in Prudential insurance policies	Economic basis: total assets	IAS 19 basis: change in present value of benefit obligations	Economic basis: net obligations
	£ million	£ million	£ million	£ million	£ million	£ million
Fair value of plan assets, beginning of year		366	161	527		527
Present value of benefit obligation, beginning of year					(603)	(603)
Provision for deficit funding for PSPS	(143)					(143)

	(143)	366	161	527	(603)	(219)
Service cost—current charge only					(19)	(19)
Interest cost					(31)	(31)
Expected return on plan assets		23	10	33		33
Employee contributions			1	1	(1)	—
Employer contributions	82	10	9	19		101
Actuarial gains (losses)		9	(5)	4	(11)	(7)
Benefit payments		(7)	(4)	(11)	11	—
Cash costs and unwind of discount on the opening provision for deficit funding for PSPS	(41)					(41)

Fair value of plan assets, end of year		401	172	573		573
Present value of benefit obligation, end of year					(654)	(654)
Provision for deficit funding of PSPS	(102)					(102)

Economic basis deficit						(183)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

I:    Other notes (Continued)

7. IAS 19 basis financial position as consolidated

        The IAS 19 basis pensions deficit can be summarized as follows:

	2009	2008	2007	2006	2005
	£ million	£ million	£ million	£ million	£ million
Fair value of plan assets, end of year	5,224	5,057	5,150	4,988	4,622
Present value of funded benefit obligation	(4,951)	(4,493)	(4,826)	(5,023)	(5,228)
Funded status	273	564	324	(35)	(606)
Present value of unfunded obligations (M&G scheme)*	(223)	(180)	(189)	(187)	(190)

	50	384	135	(222)	(796)
Effect of the application of IFRIC 14 for pension schemes
Derecognition of PSPS' surplus	(513)	(728)	(528)	(141)	—
Set up obligation for deficit funding for PSPS	(75)	(65)	(102)	(143)	—
Adjustment in respect of investment of PSPS in Prudential policies	101	103	140	126	—

Deficit recognized in the statement of financial position	(437)	(306)	(355)	(380)	(796)

*
The M&G pension scheme assets are invested in Prudential insurance policies. For IFRS accounting purposes, the M&G scheme is in effect unfunded. Please see above for more details.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

I:    Other notes (Continued)

	2009	2008	2007
	£ million	£ million	£ million
Components of net periodic pension cost
Current service cost	(34)	(45)	(58)
Curtailment credit	—	44	—
Interest cost	(277)	(289)	(265)

Expected return on assets—economic basis	240	336	309
Less: expected return on investments of scheme assets in Prudential insurance policies	(16)	(22)	(20)

Expected return on assets—IAS 19 basis†	224	314	289
	(87)	24	(34)
Effect of the application of IFRIC 14	30	(71)	(34)

Pension cost (as referred to in noteI2a)	(57)	(47)	(68)

Actuarial gains and losses—economic basis	(337)	60	295
Less: actuarial gains on investments of scheme assets in Prudential insurance policies	8	79	1

	(329)	139	296
Effect of the application of IFRIC 14	191	(129)	(298)

Actuarial gains and losses—IAS 19 basis* (as referred to in noteI2a)	(138)	10	(2)

Net periodic pension cost (included within acquisition and other operating expenditure in the income statement)	(195)	(37)	(70)

*
Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of PSPS, the effect on the net periodic pension cost for PSPS was to replace the usual IAS 19 pension charges and credits with the cash cost of contribution for ongoing services of active members and also not to report the actuarial gains and losses.

†
In determining the expected return on scheme assets for 2009, the 4.5 per cent rate shown below has been applied to the opening assets.

        The long-term expected rate of return has been taken to be the weighted average (by market value) of the long-term expected rates of return on each major asset class shown below:

	2009		2008		2007		2006		2005
	£ million	%	£ million	%	£ million	%	£ million	%	£ million	%
Scheme assets (IAS 19 basis before effect of IFRIC 14)
Equity	917	18	875	17	1,332	26	1,432	29	2,376	51
Bonds	3,587	69	2,619	52	1,299	25	2,185	44	1,593	35
Properties	278	5	290	6	583	11	621	12	575	12
Cash-like investments	442	8	1,273	25	1,936	38	750	15	78	2

Total	5,224	100	5,057	100	5,150	100	4,988	100	4,622	100

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

I:    Other notes (Continued)

	Prospectively for 2010	2009	2008	2007
	%	%	%	%
Long-term expected rate of return
Equity	8.5	6.8	7.5	7.5
Bonds	5.3	4.8	5.4	4.8
Properties	6.75	6.05	6.75	6.8
Cash	4.75	2.0	5.5	5.0

Weighted average long-term expected rate of return	5.9	4.5	6.1	5.9

        The expected rates of return have been determined by reference to long-term expectations, the carrying value of the assets and equity and other market conditions at the statement of financial position date.

        The actual return on scheme assets was a gain of £348 million (2008: loss of £20 million; 2007: gain of £282 million) on an IAS 19 basis.

        None of the scheme assets included shares in Prudential plc or property occupied by the Prudential Group.

	2009	2008	2007	2006	2005
	£ million	£ million	£ million	£ million	£ million
Fair value of scheme assets, end of year (IAS 19 basis)	5,224	5,057	5,150	4,988	4,622
Present value of the benefit obligation, end of year	(5,174)	(4,673)	(5,015)	(5,210)	(5,418)

Underlying scheme assets in surplus (deficit) of benefit obligation, before the effect of IFRIC 14	50	384	135	(222)	(796)

Experience adjustments on scheme liabilities	76	145	(14)	18	1
Percentage of scheme liabilities at December 31	1.47%	3.10%	0.28%	(0.35)%	(0.02)%
Experience adjustments on scheme assets (IAS 19 basis)	100	(277)	(7)	140	527
Percentage of scheme assets at December 31	1.91%	(5.48)%	(0.14)%	2.81%	11.42%

        The experience adjustments on scheme liabilities in 2008 of a gain of £145 million related mainly to the 'true up' reflecting improvements in data consequent upon the 2008 triennial valuation of PSPS.

        Total employer contributions expected to be paid into the Group defined benefit schemes for the year ending December 31, 2010 amounts to £88 million.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

I:    Other notes (Continued)

8. Sensitivity of the financial position of the PSPS, Scottish Amicable and M&G pension schemes to key variables

        The table below shows the sensitivity of the underlying PSPS, Scottish Amicable and M&G pension scheme liabilities at December 31, 2009 of £4,436 million, £515 million and £223 million respectively (2008: £4,075 million, £398 million and £180 million) to changes in discount rates and inflation rates.

2009 Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 5.8%	Increase in scheme liabilities by:
	to 5.6%	PSPS	3.5%
		Scottish Amicable	5.2%
		M&G	4.9%
Discount rate	Increase by 0.2% from 5.8%	Decrease in scheme liabilities by:
	to 6.0%	PSPS	3.2%
		Scottish Amicable	4.8%
		M&G	4.9%
Rate of inflation	Decrease by 0.2% from 3.7%	Decrease in scheme liabilities by:
	to 3.5% with consequent	PSPS	0.9%
	reduction in salary increases	Scottish Amicable	4.9%
		M&G	4.5%

2008 Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 6.1%	Increase in scheme liabilities by:
	to 5.9%	PSPS	3.3%
		Scottish Amicable	4.9%
		M&G	4.5%
Discount rate	Increase by 0.2% from 6.1%	Decrease in scheme liabilities by:
	to 6.3%	PSPS	3.1%
		Scottish Amicable	4.6%
		M&G	4.2%
Rate of inflation	Decrease by 0.2% from 3.0%	Decrease in scheme liabilities by:
	to 2.8% with consequent	PSPS	0.8%
	reduction in salary increases	Scottish Amicable	4.5%
		M&G	3.8%

        The sensitivity of the underlying pension scheme liabilities to changes in discount rates and inflation rates as shown above does not directly equate to an impact on the profit or loss attributable to shareholders or shareholders' equity due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in financial position of the PSPS and Scottish Amicable schemes to the PAC with-profits fund as described in note (b)(i)(1) above.

        For PSPS, the underlying surplus of the scheme of £513 million (2008: £728 million: 2007: £528 million) has not been recognized under IFRIC 14. Any change in the underlying scheme liabilities

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

I:    Other notes (Continued)

to the extent that it is not sufficient to alter PSPS into a liability in excess of the deficit funding provision will not have an impact on the Group's results and financial position.

        In the event that a change in the PSPS scheme liabilities results in a deficit position for the scheme which is recognizable, the deficit recognized affects the Group's results and financial position only to the extent of the amounts attributable to shareholder operations. The amounts attributable to the PAC with-profits fund are absorbed by the liability for unallocated surplus and have no direct effect on the profit or loss attributable to shareholders or shareholders' equity. This applies similarly to the Scottish Amicable scheme, whose deficit has been allocated 50 per cent to the PAC with-profits fund and 50 per cent to the PAC shareholders fund.

9. Transfer value of PSPS scheme

        At December 31, 2009, it is estimated that the assets of the scheme are broadly sufficient to cover the liabilities of PSPS on a 'buyout' basis including an allowance for expenses. The 'buyout' basis refers to a basis that might apply in the circumstance of a transfer to another appropriate financial institution. In making this assessment it has been assumed that a more conservative investment strategy applies together with a more prudent allowance for future mortality improvements and no allowance for discretionary pension increases.

(i) Other pension plans

        The Group operates various defined contribution pension schemes including schemes in Jackson and Asia. As noted earlier, the cost of the Group's contributions for continuing operations to these schemes in 2009 was £38 million (2008: £31 million; 2007: £28 million).
I3:   Share-based payments

        The Group maintains 10 main share award and share option plans relating to Prudential plc shares, which are described below.

        The Group Performance Share Plan (GPSP) is the incentive plan in which all executive directors and other senior executives within the Group can participate. This scheme was established as a replacement for the Restricted Share Plan (RSP) under which no further awards could be made after March 2006. Awards are granted either in the form of a nil cost option, conditional right over shares, or such other form that shall confer to the participant an equivalent economic benefit, with a vesting period of three years. The performance measure for the awards is that Prudential's Total Shareholder Return (TSR) outperforms an index comprising of peer companies. Vesting of the awards between each performance point is on a straight line sliding scale basis. Participants are entitled to the value of reinvested dividends that would have accrued on the shares that vest. Shares are currently purchased in the open market by a trust for the benefit of qualifying employees. Beginning 2010, newly issued shares will be used in settling the awards that vest and are released.

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

December 31, 2009

I:    Other notes (Continued)

Group's shares including notional reinvested dividends and on the Group's underlying financial performance. After vesting, the option may be exercised at zero cost at any time, subject to closed period rules, in the balance of a 10-year period. Shares are purchased in the open market by a trust for the benefit of qualifying employees.

        The Business Unit Performance Plan (BUPP) is an incentive plan created to provide a common framework under which awards would be made to senior employees in the UK, Jackson and Asia including the Chief Executive Officers. Awards under this plan are based on growth in Shareholder Capital Value on the European Embedded Value (EEV) basis with performance measured over three years. Upon vesting of awards made up to 2008, half of the awards will be released as shares and the other half released in cash. In the year ending December 31, 2009 all awards made will be settled in shares after vesting. Participants are entitled to receive the value of reinvested dividends over the performance period for those shares that vest. The growth parameters for the awards are relevant to each region and vesting of the awards between each performance point is on a straight line sliding scale basis.

        UK-based executive directors are eligible to participate in the Prudential HM Revenue & Customs (HMRC) approved UK Savings Related Share Option Scheme (SAYE scheme) and the Asia-based executive directors can participate in the equivalent International SAYE scheme. The schemes allow employees to save towards the exercise of options over Prudential plc shares, at an option price set at the beginning of the savings period at a discount of up to 20 per cent to the market price. In 2009, the rules governing the SAYE scheme were amended so that savings contracts for seven years was discontinued and employees may save up to £250 per month for three or five years. On maturity at the end of the set term, participants may exercise their options within six months of the end of the savings period and purchase Prudential plc shares. If an option is not exercised within six months, participants are entitled to a refund of their cash contributions plus interest if applicable under the rules. Shares are issued to satisfy options that are exercised. No options may be granted under the schemes if the grant would cause the number of shares which have been issued, or which remain issuable pursuant to options granted in the preceding 10 years under the scheme and other share option schemes operated by the Company, or which have been issued under any other share incentive scheme of the Company, to exceed 10 per cent of the Company's ordinary share capital at the proposed date of grant.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

I:    Other notes (Continued)

        The Prudential Corporation Asia Long-Term Incentive Plan (PCA LTIP) is an incentive plan created in 2008 for senior employees and Chief Executive Officers to replace the Asia Business Unit Performance Plan (BUPP). Awards under the new PCA LTIP will vest after three years subject to the employee being in employment at the time of vesting without any performance conditions. Awards will be discretionary and on a year by year basis determined by Prudential's full year financial results and the employee's contribution to the business. All awards will be in Prudential shares except for countries where share awards are not feasible due to securities and/or tax reasons, where awards will be replaced by the cash value of the shares that would otherwise have been transferred.

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

        In addition, there are other share awards including the Prudential Corporation Asia Deferred Bonus Plan (PCA DBP), Prudential Capital Deferred Bonus Plan (PruCap DBP) and other arrangements. There are no performance conditions attaching to these deferred bonus plans and awards vest in full subject to the individual being employed by Prudential at the end of the vesting period. The other arrangements relate to various awards that have been made without performance conditions to individual employees, typically in order to secure their appointment or ensure retention.

	2009		2008		2007
Options outstanding (including conditional options)	Number of options	Weighted average exercise price	Number of options	Weighted Average Exercise price	Number of options	Weighted average exercise price
	(millions)	£	(millions)	£	(millions)	£
Beginning of year:	12.7	2.44	14.5	2.57	16.5	2.47
Granted	14.0	2.28	6.9	3.28	4.0	2.69
Exercised	(1.7)	1.05	(3.5)	2.73	(1.9)	3.42
Forfeited	(0.8)	2.48	(1.5)	0.69	(1.4)	1.37
Expired	(5.3)	3.77	(3.7)	4.94	(2.7)	2.13

End of year	18.9	2.07	12.7	2.44	14.5	2.57

Options immediately exercisable, end of year	0.3	4.16	0.6	2.29	0.2	3.35

        The weighted average share price of Prudential plc for the year ended December 31, 2009 was £4.17 compared to £5.46 for the year ended December 31, 2008 and £7.15 for the year ended December 31, 2007.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

I:    Other notes (Continued)

        Movements in share awards outstanding under the Group's share-based compensation plans relating to Prudential plc shares at December 31, 2009, 2008 and 2007 were as follows:

	2009 Number of awards	2008 Number of awards	2007 Number of awards
	(millions)	(millions)	(millions)
Awards outstanding
Beginning of year:	8.6	8.0	6.6
Granted	7.9	3.5	3.8
Exercised	(2.2)	(1.7)	(1.3)
Forfeited	(0.8)	(0.9)	(1.1)
Expired	(1.0)	(0.3)	—

End of year	12.5	8.6	8.0

        The following table provides a summary of the range of exercise prices for Prudential plc options (including conditional options) outstanding at December 31, 2009.

	Outstanding			Exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise prices	Number exercisable	Weighted average exercise prices
	(millions)	(years)	£	(millions)	£
Between £0 and £1	6.7	8.6	—	0.0	—
Between £1 and £2	—	—	—	—	—
Between £2 and £3	10.0	3.6	2.88	—	—
Between £3 and £4	0.1	1.0	3.62	0.1	3.43
Between £4 and £5	1.5	3.0	4.37	0.2	4.73
Between £5 and £6	0.6	1.9	5.60	0.0	5.65
Between £6 and £7	—	—	—	—	—
Between £7 and £8	—	—	—	—	—

	18.9	5.2	2.07	0.3	4.16

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

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

	Outstanding			Exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise prices	Number exercisable	Weighted average exercise prices
	(millions)	(years)	£	(millions)	£
Between £0 and £1	5.5	8.6	—	—	—
Between £1 and £2	—	—	—	—	—
Between £2 and £3	2.7	1.3	2.66	—	—
Between £3 and £4	1.2	1.7	3.62	0.2	3.37
Between £4 and £5	2.9	2.7	4.62	—	—
Between £5 and £6	2.2	3.5	5.62	—	—
Between £6 and £7	—	0.9	6.55	—	6.95
Between £7 and £8	—	—	—	—	—

	14.5	4.7	2.57	0.2	3.5

        The years shown above for weighted average remaining contractual life include the time period from end of vesting period to expiration of contract.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

I:    Other notes (Continued)

        The weighted average fair values of Prudential plc options and awards granted during the period are as follows:

2009			2008			2007
Weighted average fair value			Weighted average fair value			Weighted average fair value
GPSP	Other options	Awards	RSP and GPSP	Other options	Awards	RSP and GPSP	Other options	Awards
£	£	£	£	£	£	£	£	£
3.52	1.55	4.67	4.16	2.14	5.69	4.78	2.55	7.33

        The fair value amounts relating to all options including conditional nil cost options above were determined using the Black-Scholes and the Monte Carlo option-pricing models using the following assumptions:

	2009		2008		2007
	GPSP	Other options	RSP and GPSP	Other options	RSP and GPSP	Other options
Dividend yield (%)	4.41	4.41	3.60	3.60	2.32	2.32
Expected volatility (%)	56.21	60.55	30.87	34.67	28.90	27.17
Risk-free interest rate (%)	1.92	2.15	4.23	4.46	5.46	5.25
Expected option life (years)	3.00	3.67	3.00	3.74	3.00	3.48
Weighted average exercise price (£)	—	2.96	—	4.74	—	5.62

Weighted average share price (£)	4.83	3.82	6.63	6.16	7.52	7.47

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

        The expected volatility is measured as the standard deviation of expected share price returns based on statistical analysis of daily share prices over a period up to the grant date equal to the expected life of options. Risk-free interest rates are UK gilt rates with projections for three, five and seven year terms to match corresponding vesting periods. Dividend yield is determined as the average yield over the year of grant and expected dividends are not incorporated into the measurement of fair value. For the GPSP, volatility and correlation between Prudential and an index constructed from a simple average of the TSR growth of 11 companies is required. For grants in 2009, an average index volatility and correlation of 40 per cent and 83 per cent respectively, were used. Changes to the subjective input assumptions could materially affect the fair value estimate.

        When options are granted or awards made to employees, an estimate is made of what percentage is more than likely to vest, be forfeited, lapse or cancelled based on historical information. Based on these

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

I:    Other notes (Continued)

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

Total share-based payment expense

        Total expense recognized in the year in the consolidated financial statements related to share-based compensation is as follows:

	2009	2008	2007
	£ million	£ million	£ million
Share-based compensation expense	37	23	28
Amount accounted for as equity-settled	29	27	19
Carrying value at December 31 of liabilities arising from share-based payment transactions	13	12	18
Intrinsic value of above liabilities for which rights had vested at December 31	7	4	4

I4:   Key management remuneration

        Key management constitutes the directors of Prudential plc as they have authority and responsibility for planning, directing and controlling the activities of the Group.

        Total key management remuneration amounts to £20,989,000 (2008: £18,122,000; 2007:£15,670,000). This comprises salaries and short-term benefits of £11,570,000 (2008: £10,425,000; 2007:£9,496,000), post-employment benefits of £1,132,000 (2008: £1,003,000; 2007:£967,000), leaving benefits of £915,000 (2008: £507,000; 2007: £nil) and share-based payments of £7,372,000 (2008: £6,187,000; 2007: £5,207,000).

        Post-employment benefits comprise the change in the transfer value of the accrued benefit relating to directors' defined benefit pension schemes in the year and the total contributions made to directors' other pension arrangements.

        The share-based payments charge is the sum of £5,270,000 (2008: £4,624,000; 2007: £3,456,000), which is determined in accordance with IFRS 2, 'Share-Based Payments' (see note I3) and £2,102,000 (2008: £1,563,000; 2007: £1,751,000) of deferred share awards.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

I:    Other notes (Continued)

        Total key management remuneration includes total directors' emoluments of £15,090,000 (2008: £12,683,000; 2007: £11,959,000) as shown in Item 6 'Directors, Senior Management and Employees' and additional amounts in respect of pensions and share-based payments.

I5:   Fees payable to auditor

	2009	2008	2007
	£ million	£ million	£ million
Fees payable to the Company's auditor for the audit of the Company's annual accounts	1.8	1.6	1.8
Fees payable to the Company's auditor and its associates for other services:
Audit of subsidiaries and associates pursuant to legislation	5.5	5.0	4.4
Other services supplied pursuant to legislation	2.7	2.4	2.9
Other services relating to taxation	0.6	0.6	0.4
Valuation and actuarial services	0.1	0.7	0.7
Services relating to corporate finance transactions	0.7	—	0.2
All other services	1.0	0.5	1.0

Total	12.4	10.8	11.4

        In addition, there were fees incurred of £0.2 million (2008: £0.2 million; 2007: £0.2 million) for the audit of pension schemes.

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

I6:   Related party transactions

        Transactions between the Company and its subsidiaries are eliminated on consolidation.

        In addition, the Company has transactions and outstanding balances with certain unit trusts, OEICs, collateralized debt obligations and similar entities which are not consolidated and where a Group company acts as manager. These entities are regarded as related parties for the purposes of IAS 24. The balances are included in the Group's statement of financial position sheet at fair value or amortized cost in accordance with their IAS 39 classifications. The transactions are included in the income statement and include amounts paid on issue of shares or units, amounts received on cancellation of shares or units and paid in respect of the periodic charge and administration fee. Further details of the aggregate assets, liabilities, revenues, profits or losses and reporting dates of entities considered to be associates under IFRS are disclosed in note H8.

        Executive officers and directors of the Company may from time to time purchase insurance, asset management or annuity products marketed by Group companies in the ordinary course of business on

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

I:    Other notes (Continued)

substantially the same terms as those prevailing at the time for comparable transactions with other persons.

        Apart from the transactions with directors referred to below, no director had interests in shares, transactions or arrangements that require disclosure, other than those given in Item 6 'Directors, Senior Management and Employees'. Key management remuneration is disclosed in note I4.

        In 2009 and 2008, other transactions with directors were not deemed to be significant both by virtue of their size and in the context of the directors' financial positions. As indicated above, all of these transactions are on terms broadly equivalent to those that prevail in arm's length transactions.

I7:   Subsidiary undertakings

(i) Principal subsidiaries

        The principal subsidiary undertakings of the Company at December 31, 2009 were:

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

(ii) Dividend restrictions and minimum capital requirements

        Certain Group subsidiaries are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to the parent company. UK insurance companies are required to maintain solvency margins which must be supported by capital reserves and other resources, including unrealized gains on investments. Jackson can pay dividends on its capital stock only out of earned surplus unless prior regulatory approval is obtained. Furthermore, without the prior regulatory approval, dividends cannot be distributed if all dividends made within the preceding 12 months exceed the greater of Jackson's statutory net gain from operations or 10 per cent of Jackson's statutory surplus for the prior year. In 2010, the maximum amount of dividends that can be paid by Jackson without prior regulatory approval is US$454 million (£281 million) (in 2009: US$290 million (£202 million)). The Group's Asian subsidiaries, mainly the Singapore and Malaysia businesses, may remit dividends to the Group, in general, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations.

        The Group capital position statement for life assurance businesses is set out in note D5, showing the available capital reflecting the excess of regulatory basis over liabilities for each fund or group of

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

I:    Other notes (Continued)

companies determined by reference to the local regulation of the subsidiaries. In addition, disclosure is also provided in note D5 of the local capital requirement of each of the fund or group of companies.

(iii) Acquisition and disposal of subsidiaries

        There were no material acquisitions or disposals of subsidiaries during the year in 2009 and 2008.

(iv) PAC with-profits fund acquisitions and disposals

        There were no new acquisitions or disposals by the PAC with-profits fund in 2009 and 2008. However, during 2009, the holding in the voting equity interest of Red Funnel increased from 90 per cent to 100 per cent. In 2008, this holding increased from 78 per cent to 90 per cent. Red Funnel is a venture capital holding owned by the PAC with-profits fund managed by M&G.

I8:   Commitments

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

	2009	2008	2007
	£ million	£ million	£ million
Future minimum lease payments for non-cancellable operating leases fall due during the following periods:
Not later than 1 year	63	86	38
Later than 1 year and not later than 5 years	178	199	126
Later than 5 years	104	140	111

        The total minimum future sublease rentals to be received on non-cancellable operating leases for land and buildings for the year ended December 31, 2009 were £nil (2008: £0.2 million; 2007: £0.4 million).

        Minimum lease rental payments for the year ended December 31, 2009 of £105 million (2008: £84 million; 2007: £50 million) are included in the consolidated income statement.

(ii) Capital commitments

        The Group has provided, from time to time, certain guarantees and commitments to third-parties including funding the purchase or development of land and buildings and other related matters. At December 31, 2009, there were no contractual obligations to purchase or develop investment properties (2008: £1 million).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

I:    Other notes (Continued)

I9:   Discontinued operations

        The charge of £14 million in 2009, which is net of £nil tax, reflects completion adjustments for a previously disposed business.

        Discontinued banking operations in 2007 related entirely to UK banking operations following the sale on May 1, 2007 of Egg Banking plc to Citi. Consideration paid to Prudential was, net of expenses, £527 million cash. Cash and cash equivalents disposed of in 2007 were £1,065 million. Accordingly, the cash outflow for the Prudential Group in 2007 arising from the disposal of Egg, as shown in the consolidated statement of cash flows was £538 million.

        The profit included in the 2007 income statement in respect of discontinued banking operations for the period of ownership was as follow:

2007
£ million
Interest income	261
Interest expense	(148)

Net interest income	113
Fee and commission income	41
Fee and commission expense	(8)

Operating income	146
General administrative expenses	(56)
Impairment losses on loans and cash advances to customers	(149)
Other operating expenses	(9)

Operating loss based on longer-term investment returns	(68)
Profit on sale of Egg Banking plc	290

Profit before tax	222

Tax on operating loss based on longer-term investment returns	19
Tax on profit on sale of Egg Banking plc	—

Tax attributable to shareholders' profits	19

Profit for the year	241

        The interest on financial assets not at fair value through profit and loss for the period of ownership in 2007 was £241 million. The interest expense on financial liabilities not at fair value through profit and loss for the period of ownership in 2007 was £148 million.

        Fee and commission income in 2007 includes £27 million relating to financial instruments held at amortized cost. These fees primarily related to balance transfer fees and late payment fees. Fee and commission expense in 2007 includes fee expenses relating to financial liabilities held at amortized cast of £4 million which related to treasury fees. Of the loss for the period of ownership in 2007, no loss was attributable to minority interest in Egg.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

I:    Other notes (Continued)

I10:    Cash flows

        Within the analysis of the items for 2008 and 2007 that reconcile from the total loss of £2,074 million and total profit and £1,058 million to the net cash flow from operating activities of £1,144 million and £1,138 million, respectively, reclassification adjustments in respect of two items have been made. These adjustments are to:

  (a)
  Increase the 'change in operating assets and liabilities' attributable to 'investments', and decrease the amount attributable to 'other non-investment and non-cash assets', by £831 million and £88 million for 2008 and 2007 respectively, for shadow DAC movements accounted for in Other Comprehensive Income, and

  (b)
  increase (decrease) the deduction for the 'interest income and expense and dividend income included in the result before tax' and 'interest receipts' by £2,938 million for foreign exchange losses in 2008 and £(100) million for foreign exchange gains in 2007, arising principally with the PAC with-profits fund, that were previously netted within the amounts for these lines.

        Structural borrowings of shareholder-financed operations comprise core debt of the parent company and Jackson surplus notes. Core debt excludes borrowings to support short-term fixed income securities programs, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.

        Structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of SAIF. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds are also included within cash flows from operating activities.

        Cash flows relating to discontinued operations, as detailed in note I9, are inflows of £157 million for the period of ownership in 2007. All of these related to cash flows from operating activities.

I11:    Post balance sheet events

(i) Acquisition of UOB Life Assurance Limited

        On January 6, 2010 the Group announced the acquisition from United Overseas Bank Limited (UOB) of its 100 per cent interest in UOB Life Assurance Limited in Singapore for total cash consideration of SGD 428 million (£192 million) subject to a post-completion adjustment to reflect the net asset value as at the completion date. This acquisition accompanied the announcement of a long-term strategic partnership with UOB. Through this partnership Prudential's life insurance products will be distributed through UOB's 414 bank branches across Singapore, Indonesia and Thailand.

        The Group continues to complete its compilation of the acquisition statement of financial position.

(ii) Japanese insurance subsidiary's cessation of writing new business

        On January 15, 2010 the Group's Japanese insurance subsidiary announced its intention to cease writing new policyholder contracts in Japan after February 15, 2010. The company reinforced its commitment to servicing its existing policyholder base, which comprised over 170,000 contracts as at

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

I:    Other notes (Continued)

September 30, 2009. This decision will be reviewed on an on-going basis in light of changes to the business environment.

        This decision does not affect the Group's asset management operations in Japan, which ranks among the largest foreign asset managers.

(iii) Agreement to acquire AIA Group Limited and its subsequent termination

        On March 1, 2010, Prudential plc announced that it had reached agreement with American International Group Inc. ('AIG'), on terms for the combination of Prudential and AIA Group Limited ('AIA'), a wholly-owned subsidiary of AIG (the 'Transaction'). AIA is a leading life insurance organization in Asia which provides individuals and businesses with products and services for their insurance, protection, savings, investment and retirement needs in 15 geographical markets in the region.

        The cash component of the consideration was envisaged to be part financed through a rights issue. On March 8, 2010, Prudential confirmed that it had entered into foreign exchange hedging arrangements in respect of its requirement to convert the pounds sterling proceeds of the rights issue into US dollars, which was the currency in which Prudential had agreed to pay the cash element of the consideration.

        Subsequently, following detailed discussions with AIG's management and advisers, Prudential had proposed a revision to the terms of the Transaction that would have reduced the value of the consideration for the acquisition of AIA by Prudential. On June 1, 2010, Prudential noted the announcement by AIG that it would not consider a revision to the terms of the proposed combination of Prudential with AIA.

        On June 2, 2010, Prudential confirmed that its agreement with AIG for the combination of Prudential and AIA had been terminated and that Prudential would not proceed with the rights issue or other financing relating to the Transaction. Prudential confirmed that it would pay AIG a termination fee of £152.569 million and that Prudential and AIG had agreed to release and waive any claims each may have against the other. Prudential announced on June 2, 2010 that total costs incurred by Prudential in connection with the Transaction were estimated at that date to be approximately £450 million. This amount included the break fee of £152.569 million, arrangement and underwriting fees, advisory and other fees, including the estimated net cost of the derivative hedging instruments entered into to hedge the foreign exchange risk of using pound sterling proceeds from the rights issue to fund part of the US dollar cash consideration as mentioned above. The June 2 announcement also noted that the derivative hedging instruments fluctuate in value and the effect of re-measurement on the income statement and shareholders' equity will depend upon market conditions at the time they are settled or reported.

(iv) Change to the Group's holding in PruHealth and PruProtect

        On May 11 2010, Discovery Holding of South Africa announced that it has entered into an agreement to acquire the entire share capital of Standard Life Healthcare, a wholly-owned subsidiary of the Standard Life Group, for £138 million. Discovery will fund the purchase of the Standard Life Healthcare transaction, and intends to contribute Standard Life Healthcare to PruHealth as a capital investment. Once completed, Discovery intend to increase their shareholding in both PruHealth and PruProtect from the current level of 50 per cent, to 75 per cent. Prudential's shareholding in each case

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2009

I:    Other notes (Continued)

will reduce from 50 per cent of the current joint venture structure to 25 per cent of the new structure, including Standard Life Healthcare. The transaction is subject to obtaining the necessary regulatory approvals from the Financial Services Authority (UK) and the South African Reserve Bank. The effective date of the transaction is expected to be July 31 2010.

(v) Listings on the Hong Kong and Singapore stock exchanges

        On May 25, 2010 Prudential announced the listing of its ordinary shares on the main board of The Stock Exchange of Hong Kong Limited as a dual primary listing alongside its primary listing of ordinary shares in London. In addition, on this date, Prudential listed its ordinary shares on the Singapore Exchange Securities Trading Limited.

        The listings were by way of introduction, with no new shares being issued or sold to the public or investors.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONDENSED FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Shareholders of Prudential plc

        Under date of June 22, 2010, we reported on the consolidated statements of financial position of Prudential plc ("the Company") and its subsidiaries (collectively, "the Group") as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2009, prepared in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standard Board ("IASB"), which are included herein. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related condensed financial statement schedule included herein and appearing on pages S-3 to S-13, which has been prepared in accordance with UK generally accepted accounting principles ("UK GAAP"). This condensed financial statement schedule is the responsibility of the Group's management. Our responsibility is to express an opinion on this schedule based on our audits.

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

June 22, 2010	By:	/s/ KPMG AUDIT PLC KPMG Audit Plc London, England

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

PROFIT AND LOSS ACCOUNTS (UK GAAP BASIS)

Years ended December 31

	2009	2008	2007
	(In £ Millions)
Investment income	1,326	1,060	638
Investment expenses and charges	(407)	(591)	(509)
Other charges:
Corporate expenditure	(139)	(97)	(81)
Provision against loans	(6)	(17)	(30)
Foreign currency exchange gains (losses)	123	(104)	2

Profit on ordinary activities before tax	897	251	20
Tax credit (charge) on profit on ordinary activities	16	235	(37)

Profit (loss) for the financial year	913	486	(17)

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

BALANCE SHEETS (UK GAAP BASIS)

December 31

	2009	2008
	(In £ Millions)
Fixed assets
Investments:
Shares in subsidiary undertakings	10,071	7,193
Loans to subsidiary undertakings	899	3,212

	10,970	10,405

Current assets
Debtors:
Amounts owed by subsidiary undertakings	2,760	1,986
Deferred tax	180	111
Other debtors	7	11
Derivative assets	151	267
Cash at bank and in hand	360	102

	3,458	2,477

Less liabilities: amounts falling due within one year
Debenture loans	—	(249)
Commercial paper	(2,031)	(1,269)
Other borrowings	(207)	(200)
Derivative liabilities	(136)	(235)
Amounts owed to subsidiary undertakings	(1,279)	(3,341)
Tax payable	(379)	(311)
Sundry creditors	(4)	(19)
Accruals and deferred income	(41)	(44)

	(4,077)	(5,668)

Net current liabilities	(619)	(3,191)

Total assets less current liabilities	10,351	7,214
Less liabilities: amounts falling due after more than one year
Subordinated liabilities	(2,687)	(1,983)
Debenture loans	(549)	(549)
Other borrowings	—	(9)
Amounts owed to subsidiary undertakings	(3,326)	(1,464)

	(6,562)	(4,005)

Total net assets (excluding pension)	3,789	3,209
Pension asset (net of related deferred tax)	37	36

Total net assets (including pension)	3,826	3,245

Capital and reserves
Share capital	127	125
Share premium	1,843	1,840
Profit and loss account	1,856	1,280

Shareholders' funds	3,826	3,245

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES (UK GAAP BASIS)

Years ended December 31

	2009	2008	2007
	(In £ Millions)
Profit (loss) for the financial year	913	486	(17)
Actuarial (losses) gains recognized in respect of the pension scheme (net of related deferred tax)	(2)	(103)	66
Reserve movements in respect of share-based payments	10	9	5

Total recognized gains relating to the financial year	921	392	54

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' CAPITAL
AND RESERVES (UK GAAP BASIS)

	Number of Ordinary Shares	Ordinary Share Capital	Share Premium	Retained Profit and Loss Reserve	Total
	(In Millions)	(In £ Millions)
January 1, 2007	2,444	122	1,822	1,382	3,326
Total recognized gains relating to 2007	—	—	—	54	54
Dividends	—	—	—	(426)	(426)
New share capital subscribed	26	1	181	—	182
Transfer for shares issued in lieu of cash dividends	—	—	(175)	175	—

January 1, 2008	2,470	123	1,828	1,185	3,136
Total recognized gains relating to 2008	—	—	—	392	392
Dividends	—	—	—	(453)	(453)
New share capital subscribed	27	2	168	—	170
Transfer for shares issued in lieu of cash dividends	—	—	(156)	156	—

January 1, 2009	2,497	125	1,840	1,280	3,245
Total recognized gains relating to 2009	—	—	—	921	921
Dividends	—	—	—	(481)	(481)
New share capital subscribed	35	2	139	—	141
Transfer for shares issued in lieu of cash dividends	—	—	(136)	136	—

December 31, 2009	2,532	127	1,843	1,856	3,826

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

STATEMENTS OF CASH FLOWS (UK GAAP BASIS)

Years ended December 31

	2009	2008	2007
	(In £ Millions)
Operations
Net cash inflow from operating activities before interest and tax	1,219	1,248	591
Interest paid	(389)	(422)	380
Taxes recovered	13	88	15
Acquisitions and disposals
Sale of/(investment in) shares in subsidiary undertakings	132	(27)	(1,792)
Disposal of Egg Banking plc	—	—	527

Net cash inflow (outflow) from acquisitions and disposals	132	(27)	(1,265)

Equity dividends paid	(344)	(295)	(250)

Net cash inflow (outflow) before financing	631	592	(1,289)

Financing
Issue of ordinary share capital	3	12	6
Issue of borrowings, net of repayment	573	200	0
Movement in commercial paper and other borrowings to support a short-term fixed income securities reinvestment program	762	(1,199)	446
Movement in net amount owed by subsidiary undertakings	(1,711)	319	760

Net cash (outflow) inflow from financing	(373)	(668)	1,212

Net cash inflow (outflow) for the year	258	(76)	(77)

Reconciliation of profit on ordinary activities before tax to net cash inflow from operating activities
Profit on ordinary activities before tax	897	251	20
Add back: interest charged	405	550	440
Adjustments for non-cash items:
Fair value adjustments on derivatives	(9)	35	18
Pension scheme	(4)	(29)	(24)
Foreign currency exchange movements	(65)	397	59
Provisions against investments and loans	6	17	30
Loss on sale of Egg Banking plc	—	—	51
Decrease (increase) in debtors	4	14	17
(Decrease) increase in creditors	(15)	13	(20)

Net cash inflow from operating activities	1,219	1,248	591

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

NOTES TO THE CONDENSED FINANCIAL STATEMENT SCHEDULE

December 31, 2009

1      Basis of preparation and significant accounting policies

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

Borrowings

        Borrowings are initially recognized at fair value, net of transaction costs, and subsequently accounted for on an amortized cost basis using the effective interest method. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds (net of transaction costs) is amortized through the profit and loss account to the date of maturity or, for hybrid debt over the expected life of the instrument.

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

December 31, 2009

1      Basis of preparation and significant accounting policies (Continued)

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

        Deferred tax assets and liabilities are recognized in accordance with the provisions of FRS 19 "Deferred tax". The parent company has chosen not to apply the option available of recognizing such assets and liabilities on a discounted basis to reflect the time value of money. Except as set out in FRS 19, deferred tax is recognized in respect of all timing differences that have originated but not reversed by the balance sheet date. Deferred tax assets are recognized to the extent that it is regarded as more likely than not that they will be recovered.

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

Pensions

        The parent company assumes a portion of the pension surplus or deficit of the Group's largest pension scheme, the Prudential Staff Pension Scheme (PSPS). The parent company applies the requirements of FRS 17 "Retirement Benefits" (as amended in December 2006) to its interest in of the PSPS surplus or deficit.

        A pension surplus or deficit is recorded as the difference between the present value of the scheme liabilities and the fair value of the scheme assets. The parents company's share of pension surplus is recognized to the extent that the parent company is able to recover a surplus either through reduced contributions in the future or through refunds from the scheme.

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

NOTES TO THE CONDENSED FINANCIAL STATEMENT SCHEDULE (Continued)

December 31, 2009

1      Basis of preparation and significant accounting policies (Continued)

        The assets and liabilities of the defined benefit pension schemes of the Group are subject to a full triennial actuarial valuation using the projected unit method. Estimated future cashflows are then discounted at a high quality corporate bond rate, adjusted to allow for the difference in duration between the bond index and the pension liabilities where appropriate, to determine its present value. These calculations are performed by independent actuaries.

        The aggregate of the actuarially determined service costs of the currently employed personnel and the unwind of the discount on liabilities at the start of the period, gains and losses on settlements and curtailments, less the expected investment return on the scheme assets at the start of the period, is recognized in the profit and loss account. To the extent that part or all of the parent company's interest in the pension surplus is not recognized as an asset, the unrecognized surplus is initially applied to extinguish any past service costs, losses on settlements or curtailments that would otherwise be included in the profit and loss account. Next, the expected investment return on the scheme's assets is restricted so that it does not exceed the total of the current service cost, interest cost or any increase in the recoverable surplus. Any further adjustment for the unrecognized surplus is treated as an actuarial gain or loss.

        Actuarial gains and losses as a result of the changes in assumptions, the difference between actual and expected investment return on scheme assets or experience variances are recorded in the statement of total recognized gains and losses. Actuarial gains and losses also include adjustment for unrecognized pension surplus as described above.

Share-based payments

        The Group offers share award and option plans for certain key employees and a SAYE plan for all UK and certain overseas employees. The share-based payment plans operated by the Group are mainly equity-settled plans with a few cash-settled plans.

        Under the principles of UITF 44, where the parent company grants the options or awards of its equity instruments to employees of its subsidiary, and such share-based payment is accounted for as equity-settled in the Group financial statements, the parent company records an increase in the investment in the subsidiary undertakings for the value of the share options and awards granted with a corresponding credit entry recognized directly in equity. The value of the share options and awards granted is based upon the fair value of the options and awards at the grant date, the vesting period and the vesting conditions.

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

NOTES TO THE CONDENSED FINANCIAL STATEMENT SCHEDULE (Continued)

December 31, 2009

2      Dividends declared in the reporting period from subsidiary undertakings

	2009	2008	2007
	(In £ Millions)
The Prudential Assurance Company Limited	284	482	288
Prudential Holdings Limited	555	120	—
M&G Group Limited	193	106	99
Other subsidiaries	7	124	—

Total dividends	1,039	832	387

3      Reconciliation from UK GAAP to IFRS

        The parent company financial statements are prepared in accordance with UK GAAP and the consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. The tables below provide a reconciliation between UK GAAP and IFRS.

	2009	2008	2007
	(In £ Millions)
Profit (loss) after tax
Profit (loss) for the financial year of the parent company in accordance with UK GAAP	913	486	(17)
IFRS adjustment	(5)	(11)	(9)

Profit (loss) for the financial year of the parent company (including dividends from subsidiaries) in accordance with IFRS	908	475	(26)
Share in the IFRS (loss) profit of the Group, net of distributions to the parent company	(232)	(871)	973

Profit (loss) after tax of the Group attributable to shareholders in accordance with IFRS	676	(396)	947

	2009	2008
	(In £ Millions)
Net Equity
Shareholders' equity of the parent company in accordance with UK GAAP	3,826	3,245
IFRS adjustment	(53)	(50)

Shareholders' equity of the parent company in accordance with IFRS	3,773	3,195
Share in the IFRS net equity of the Group	2,498	1,863

Shareholders' equity of the Group in accordance with IFRS	6,271	5,058

        The profit for the financial year of the parent company in accordance with UK GAAP and IFRS includes dividends declared in the year from subsidiary undertakings of £1,039 million, £832 million and £387 million for the years ended December 31, 2009, 2008, and 2007, respectively (see note 2).

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

NOTES TO THE CONDENSED FINANCIAL STATEMENT SCHEDULE (Continued)

December 31, 2009

3      Reconciliation from UK GAAP to IFRS (Continued)

        The "IFRS adjustment" lines in the above tables represent the difference in the accounting treatment for pension schemes between UK GAAP and IFRS. Under UK GAAP, the parent company's interest in PSPS surplus recognized on the balance sheet represents the element which is recoverable through reduced future contribution. Under IFRS as the terms of the PSPS trust deed restrict shareholders' access to any underlying surplus, not only is the underlying IAS 19 basis surplus not recognized, the parent company's share of the PSPS obligation for deficit funding has also to be recognized on the balance sheet. The shares in the IFRS profit and net equity of the Group represent the parent company's equity in the earnings and net assets of its subsidiaries and associates.

        As stated in note 1, under UK GAAP, the parent company accounts for its investments in subsidiary undertakings at the lower of cost and estimated realizable value. For the purpose of this reconciliation, no adjustment is made to the parent company in respect of any valuation adjustments to shares in subsidiary undertakings which would be eliminated on consolidation.

4      Guarantees provided by the parent company

        In certain instances the parent company has guaranteed that its subsidiaries will meet their obligations when they fall due for payment.

5      Post balance sheet events

        A final dividend of 13.56 pence per share was proposed by the directors on March 8, 2010. The dividend was paid on May 27, 2010 to shareholders on the register at the close of business on April 9, 2010. After a transfer of £26 million to retained earnings in respect of shares issued in lieu of cash dividends, the dividend has distributed £318 million of shareholders' funds.

        On March 1, 2010, Prudential plc announced that it had reached agreement with American International Group Inc. ('AIG'), on terms for the combination of Prudential and AIA Group Limited ('AIA'), a wholly-owned subsidiary of AIG (the 'Transaction'). AIA is a leading life insurance organization in Asia which provides individuals and businesses with products and services for their insurance, protection, savings, investment and retirement needs in 15 geographical markets in the region.

        The cash component of the consideration was envisaged to be part financed through a rights issue. On March 8, 2010 Prudential confirmed that it had entered into foreign exchange hedging arrangements in respect of its requirement to convert the pounds sterling proceeds of the rights issue into US dollars, which was the currency in which Prudential had agreed to pay the cash element of the consideration.

        Subsequently, following detailed discussions with AIG's management and advisers, Prudential had proposed a revision to the terms of the Transaction that would have reduced the value of the consideration for the acquisition of AIA by Prudential. On June 1, 2010, Prudential noted the announcement by AIG that it would not consider a revision to the terms of the proposed combination of Prudential with AIA.

        On June 2, 2010, Prudential confirmed that its agreement with AIG for the combination of Prudential and AIA had been terminated and that Prudential would not proceed with the rights issue or other financing relating to the Transaction. Prudential confirmed that it would pay AIG a termination fee

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

NOTES TO THE CONDENSED FINANCIAL STATEMENT SCHEDULE (Continued)

December 31, 2009

5      Post balance sheet events (Continued)

of £152.569 million and that Prudential and AIG had agreed to release and waive any claims each may have against the other. Prudential announced on June 2, 2010 that total costs incurred by Prudential in connection with the Transaction were estimated at that date to be approximately £450 million. This amount included the break fee of £152.569 million, arrangement and underwriting fees, advisory and other fees, including the estimated net cost of the derivative hedging instruments entered into to hedge the foreign exchange risk of using pound sterling proceeds from the rights issue to fund part of the US dollar cash consideration as mentioned above. The June 2 announcement also noted that the derivative hedging instruments fluctuate in value and the effect of re-measurement on the income statement and shareholders' equity will depend upon market conditions at the time they are settled or reported.

        On May 25, 2010 Prudential announced the listing of its ordinary shares on the main board of The Stock Exchange of Hong Kong Limited as a dual primary listing alongside its primary listing of ordinary shares in London. In addition, on this date, Prudential listed its ordinary shares on the Singapore Exchange Securities Trading Limited.

        The listings were by way of introduction, with no new shares being issued or sold to the public or investors.

 SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PRUDENTIAL PLC
June 22, 2010	By:	/s/ TIDJANE THIAM
	Name:	Tidjane Thiam
	Title:	Group Chief Executive

Item 19.    Exhibits

        Documents filed as exhibits to this Form 20-F:

Exhibit Number	Description
1.	Memorandum(7) and Articles of Association of Prudential.
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
4.1	Group Performance Share Plan(5), Business Unit Performance Plan(5) and M&G Executive Long-Term Incentive Plan(6)
4.2	Executive Directors' Service Contracts: Rob Devey Clark Manning(2) Michael McLintock(2) Nic Nicandrou Barry Stowe(5) Tidjane Thiam(6)(7)
4.3	Other benefits between the Prudential Group and Executive Directors: Rob Devey Clark Manning(6) Michael McLintock(6) Nic Nicandrou Barry Stowe(6) Tidjane Thiam(6)
4.4	Chairman's Letter of Appointment(7)
4.5	Other benefits between Prudential and the Chairman(7)
4.6	Non-executive Directors' Letters of Appointment Keki Dadiseth(3) Michael Garrett(3) Ann Godbehere(6) Bridget Macaskill(3) Kathleen O'Donovan(3) James Ross(3) Lord Turnbull(4)
4.7	Other benefits between Prudential and the non-executive Directors Keki Dadiseth(6) Michael Garrett(6) Ann Godbehere(6) Bridget Macaskill(6) Kathleen O'Donovan(6) James Ross(6) Lord Turnbull(6)

Exhibit Number	Description
6.	Statement re computation of per share earnings (set forth in Note B2 to the consolidated financial statements included in this Form 20-F).
8.	Subsidiaries of Prudential (set forth in Note I7 to the consolidated financial statements included in this Form 20-F).
12.1	Certification of Prudential plc's Group Chief Executive pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of Prudential plc's Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Annual certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of KPMG Audit Plc.
15.1	Prudential's Code of Business Conduct.

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

(7)
As previously filed with the Securities and Exchange Commission on May 18, 2009 as an exhibit to Prudential's Form 20-F.

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
Asian Supervision and Regulation
UK Supervision and Regulation
US Supervision and Regulation
  Item 4A. Unresolved staff comments
  Item 5. Operating and Financial Review and Prospects
Introduction
IFRS Critical Accounting Policies
Summary Consolidated Results and Basis of Preparation of Analysis
Explanation of Movements in Profits After Tax and Profits Before Shareholder Tax by Reference to the Basis Applied for Segmental Disclosure
Explanation of Movements in Profits Before Shareholder Tax by Nature of Revenue and Charges
IFRS Shareholders' Funds and Summary Balance Sheet
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
Exchange Controls
Taxation
Documents on Display
  Item 11. Quantitative and Qualitative Disclosures about Market Risk
Overview
Major risks
Currency of Investments
Currency of Core Borrowings
Sensitivity Analysis
  Item 12. Description of Securities other than Equity Securities
  Item 13. Defaults, Dividend Arrearages and Delinquencies
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
  Item 18. Financial Statements
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Prudential plc and Subsidiaries Consolidated Income Statements Years ended December 31
Prudential plc and Subsidiaries Consolidated Statement of Comprehensive Income* Years ended December 31
Prudential plc and Subsidiaries Consolidated Statement of Changes in Equity Year ended December 31
Prudential plc and Subsidiaries Consolidated Statement of Changes in Equity Year ended December 31
Prudential plc and Subsidiaries Consolidated Statement of Changes in Equity Year ended December 31
Prudential plc and Subsidiaries Consolidated Statements of Financial Position December 31
Prudential plc and Subsidiaries Consolidated Statements of Cash Flows Years ended December 31
INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
SCHEDULE II CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES (UK GAAP BASIS) Years ended December 31
SCHEDULE II CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' CAPITAL AND RESERVES (UK GAAP BASIS)
SCHEDULE II CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc STATEMENTS OF CASH FLOWS (UK GAAP BASIS) Years ended December 31
SCHEDULE II CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc NOTES TO THE CONDENSED FINANCIAL STATEMENT SCHEDULE December 31, 2009
SIGNATURES
  Item 19. Exhibits